Form 20-F
period 2002-12-31
CRH PUBLIC LTD CO
filed 2003-06-25
CIK 849395

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-17630

CRH public limited company

(Exact name of Registrant as specified in its charter)

Republic of Ireland

(Jurisdiction of incorporation or organization)

Belgard Castle, Clondalkin, Dublin 22

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares of €0.32 each

(Title of Class)

Income Shares of €0.02 each

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

Ordinary Shares of €0.32 each	524,234,231
Income Shares of €0.02 each*	524,234,231
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

*	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

INTRODUCTION

Forward-Looking Statements

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”), is providing the following cautionary statement.

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, among other statements, certain statements in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends and statements in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information – Risk Factors” and in “Item 5—Operating and Financial Review and Prospects”.

Statements Regarding Competitive Position

Statements made in “Item 4—Information on the Company” and in “Item 5—Operating and Financial Review and Prospects” referring to the Group’s competitive position are based on the Company’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and the Company’s internal assessment of market share based on publicly available information about the financial results and performance of market participants.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

The selected consolidated financial data for the five years ended December 31, 2002, have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report.

CRH’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which are consistent with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) but which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). A summary of the significant differences between Irish GAAP and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity, is set forth in Note 32 of Notes to the Consolidated Financial Statements.

Beginning January 1, 1999, CRH has adopted the euro as its corporate currency. The Consolidated Financial Statements for the period prior to January 1, 1999 were prepared using Irish Pounds as the reporting currency and have been restated in euro using the fixed conversion rate of euro 1 = IR£0.787564. Accordingly, the Consolidated Financial Statements depict the same trends that would have been presented had they been presented in Irish Pounds. However, because they were originally prepared using Irish Pounds, they are not necessarily comparable with financial statements of a company that originally prepared its financial statements in a European currency other than the Irish Pound and restated them in euro. See “Item 5—Operating and Financial Review and Prospects” for more information.

Amounts reported on pages 3 and 4 for 1998 to 2002 are presented in euro. The euro amounts for 1998 have been arrived at by translating the underlying Irish Pound figures into euro at the fixed conversion rate of euro 1 = IR£ 0.787564.

CONSOLIDATED INCOME STATEMENT DATA

	Year ended December 31
	2002 (a)	2002	2001	2000	1999 (e)	Restated * 1998
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions, except per share data and ratios)
Amounts in accordance with Irish GAAP
Net sales, including share of joint ventures	12,769.4	10,794.1	10,443.5	8,869.8	6,733.8	5,210.9
Operating income, excluding goodwill amortization (b)	1,239.9	1,048.1	1,020.1	918.5	676.0	441.9
Income before interest expense, including share of joint ventures	1,176.1	994.2	976.2	887.6	727.6	451.8
Income before tax and equity minority shareholders’ interest	1,012.3	855.7	802.9	696.7	634.9	408.9
Taxes on income	268.3	226.8	217.0	193.7	177.7	99.9
Net income attributable to ordinary shareholders	737.4	623.3	582.0	498.3	454.0	305.6
Operating income as a percentage of net sales	9.7%	9.7%	9.8%	10.4%	10.0%	8.5%
Net income per Ordinary Share (c)	141.04c	119.22c	115.32c	113.79c	106.01c	72.08c
Diluted net income per Ordinary Share (c)	140.27c	118.57c	114.25c	112.03c	104.58c	71.57c
Dividends per Ordinary Shares outstanding (c)	30.05c	25.40c	23.00c	20.77c	18.22c	15.61c
Average number of Ordinary Shares outstanding (c)	522.8	522.8	504.7	437.9	428.3	424.0
Ratio of earnings to fixed charges (times) (d)	4.6	4.6	3.8	3.3	4.9	3.8

Amounts in accordance with U.S. GAAP
Net sales, including share of joint ventures	12,769.4	10,794.1	10,443.5	8,869.8	6,733.8	5,210.9
Operating income, excluding goodwill amortization	1,249.0	1,055.8	1,005.9	934.6	661.1	429.0
Net income attributable to ordinary shareholders	834.5	705.4	550.7	503.7	457.5	283.0
Net income per Ordinary Share (c)	159.62c	134.93c	109.11c	115.02c	106.82c	66.75c
Diluted net income per Ordinary Share (c)	158.73c	134.18c	108.11c	113.24c	105.39c	65.84c
Dividends per Ordinary Shares outstanding (c)	28.01c	23.68c	21.42c	18.95c	16.35c	14.16c
Average number of Ordinary Shares outstanding (c)	522.8	522.8	504.7	437.9	428.3	424.0
Ratio of earnings to fixed charges (times) (d)	4.9	4.9	3.7	3.4	4.9	3.6

*	The euro amounts for 1998 have been arrived at by translating the underlying Irish Pound figures into euro at the fixed (as of January 1, 1999) conversion rate of euro 1 = IR£ 0.787564.
(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.1830 (the Noon Buying rate at June 13, 2003).
(b)	Operating income, excluding goodwill amortization is shown before gain on sale of property, plant and equipment, net interest expense and taxes on income.
(c)	Net income per Ordinary Share, diluted net income per Ordinary Share, dividends per Ordinary Share and number of shares have been adjusted for the years 1998 to 2000 for the bonus element of the March 2001 rights issue.
(d)	The ratio of earnings to fixed charges of CRH plc was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; and distributed income of equity investees. The fixed charges were calculated by adding interest expensed; discounts and expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries. The ratio for 1999 has been calculated including the effect of exceptional items, which resulted in a net gain of €64.2 million in accordance with Irish GAAP and €91.4 million in accordance with U.S. GAAP. Excluding this effect, the ratio of earnings to fixed charges in 1999 would have been 4.5 times in accordance with Irish GAAP and 4.3 times in accordance with U.S. GAAP. The reduction in the ratio of earnings to fixed charges from 1999 to 2000 reflects the exceptional net gain of €64.2 million, which arose in 1999, and the impact of CRH’s continuing acquisition expenditures.
(e)	In 1999, businesses disposed of accounted for €251.9 million in net sales and €91 million of income before interest expense, including share of joint ventures. The €91 million income before interest expense included a €79.5 million gain on sale of Keyline Builders Merchants.

CONSOLIDATED BALANCE SHEET DATA

	As at December 31
	2002 (a)	2002	2001	2000	1999	Restated* 1998
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions, except debt ratio)
Amounts in accordance with Irish GAAP
Intangible assets—goodwill	1,365.3	1,154.1	1,153.5	954.6	629.2	138.2
Property, plant and equipment	5,920.2	5,004.4	5,150.5	4,550.9	3,225.8	2,287.6
Investments	325.09	274.8	315.8	104.0	66.6	52.6
Net current assets (b)	1,275.7	1,078.4	1,039.8	915.1	607.9	512.5
Net assets	5,748.0	4,858.8	4,870.5	3,110.8	2,238.7	1,839.3
Total assets	12,487.6	10,555.9	10,778.2	9,410.1	6,638.6	5,273.9
Long term debt	3,561.2	3,010.3	2,853.5	2,910.2	2,381.5	1,854.8
Net debt (c)	2,022.8	1,709.9	1,893.7	2,619.8	1,669.3	729.5
Ordinary shareholders’ equity	5,615.3	4,746.7	4,734.2	3,073.9	2,200.5	1,552.8
Debt ratio (d)	36.0%	36.0%	40.0%	85.2%	75.9%	47.0%
Capital stock	210.8	178.2	177.3	140.9	133.1	128.0
Number of Ordinary Shares at December 31 (e)	524.2	524.2	521.4	455.0	429.8	425.8

Amounts in accordance with U.S. GAAP
Net assets	6,368.3	5,383.2	5,380.2	3,601.6	2,690.6	2,279.1
Total assets	13,420.1	11,344.1	11,405.7	9,865.7	7,062.2	5,688.7
Ordinary shareholders’ equity	6,235.7	5,271.1	5,243.9	3,564.7	2,652.4	1,992.6
Capital stock	210.8	178.2	177.3	140.9	133.1	128.0

OTHER DATA

	Year ended December 31
	2002(a)	2002	2001	2000	1999	Restated* 1998
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions)
Expenditure on acquisitions and investments	1,173.3	991.8	1,080.1	1,605.1	1,420.7	603.8
Expenditure on property, plant and equipment	434.6	367.4	452.3	429.5	360.1	232.1

*	The euro amounts for 1998 have been arrived at by translating the underlying Irish Pound figures into euro at the fixed (as of January 1, 1999) conversion rate of euro 1 = IR£ 0.787564.
(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.1830 (the Noon Buying rate at June 13, 2003).
(b)	Net current assets comprise accounts receivable, prepayments and inventories less accounts payable and accrued liabilities.
(c)	Net debt is calculated as the sum of long-term debt and bank loans and overdrafts, less cash.
(d)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.
(e)	Net income per Ordinary Share, diluted net income per Ordinary Share, dividends per Ordinary Share and number of shares have been adjusted for the years 1998 to 2000 for the bonus element of the March 2001 rights issue (see Note 8(i) of Notes to the Consolidated Financial Statements.)

Exchange Rates

On January 1, 1999, eleven participating member nations of the European Union (“EU”), including the Republic of Ireland, adopted the euro as their official legal currency, and fixed conversion rates were established between the euro and the existing national currencies. On March 1, 2002 the euro became the exclusive currency in the twelve nations of the euro zone, including the Republic of Ireland. Beginning January 1, 1999 CRH has adopted the euro as its corporate currency and since that date the Group publishes its financial statements in euro (“€”).

In this Annual Report on Form 20-F (“Form 20-F”), references to “IR£” or “Irish Pounds” are to the currency of the Republic of Ireland, references to “U.S.$”, “U.S. dollars” or “U.S. cents” are to United States dollars, references to “euro”, “euro cents” or “€” are to the euro and “U.K.£” or “pounds sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”) and Argentine Peso (“ARP”).

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of euro into U.S. dollars have been made at €1 equal to U.S. $1.0485, the noon buying rate in New York City for cable transfers in euro on December 31, 2002 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On June 13, 2003 the Noon Buying Rate was €1 = U.S.$1.1830.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period Noon Buying Rates for euro in U.S. dollars per €1 (to the nearest cent).

Years ended December 31	Period End	Average Rate*	High	Low
1998**	1.17	1.12	1.22	1.06
1999	1.01	1.07	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003 (through May 31, 2003)	1.18	1.11	1.19	1.04

Month
December 2002	1.05	1.02	1.05	0.99
January 2003	1.07	1.06	1.09	1.04
February 2003	1.08	1.08	1.09	1.07
March 2003	1.09	1.08	1.11	1.05
April 2003	1.12	1.09	1.12	1.06
May 2003	1.18	1.16	1.19	1.12

*	The average of the Noon Buying Rates on the last day of each month during the period or in the case of monthly averages, the average of all days in the month.
**	For 1998 the rates have been arrived at by converting the Noon Buying Rate for Irish Pounds into euro at the fixed conversion rate of €1 = IR£0.787564.

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Company’s Consolidated Financial Statements (see Note 1 of Notes to Consolidated Financial Statements).

For a discussion of the effects of exchange rate fluctuations on the financial condition and results of operations of the Group, see “Item 5—Operating and Financial Review and Prospects”.

Dividends

The table below sets forth the amounts of first interim, second interim, final and total dividends paid per Ordinary Share in respect of each fiscal year indicated. Each amount represents the actual dividend paid or payable and does not include the associated tax credits related to such payment.

Solely for convenience of the reader, these dividends have been translated into U.S. cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) at the rate on each of the respective payment dates. Prior to August 24, 1998, each ADS represented five Ordinary Shares.

euro cents per Ordinary Share(a)(b)					Translated into U.S. cents per ADS(b)
Years ended December 31	First Interim	Second Interim*	Final	Total	First Interim	Second Interim*	Final	Total
1998	4.63	10.98	—	15.61	5.10	11.75	—	16.85
1999	5.37	—	12.85	18.22	5.74	—	12.29	18.03
2000	6.10	—	14.67	20.77	5.26	—	13.79	19.05
2001	6.75	—	16.25	23.00	6.03	—	14.80	20.83
2002	7.43	—	17.97	25.40	7.53	—	18.84	26.37

*	For Irish corporate tax reasons, a second interim dividend was declared in 1998; a final 1998 dividend was not paid.
(a)	Euro figures for 1998 obtained by translating the Irish Pound dividend at the fixed conversion exchange rate of €1 = IR£0.787564.
(b)	Dividend amounts for 1998 to 2000 have been adjusted for the bonus element of the March 2001 rights issue.

See also “Item 8—Financial Information—Dividends”.

Risk Factors

This section describes the material risks that could affect the Group’s business. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction—Forward Looking Statements”.

CRH operates in cyclical industries which are affected by factors beyond Group control such as the level of construction activity, fuel and raw material prices, which are in turn affected by the performance of national economies, the implementation of economic policies by sovereign governments and political developments.

Group financial performance is closely tied to the performance of the housing, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by a series of factors that are beyond Group control, including:

•	the performance of national economies in the 22 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates; for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•	the allocation of government funding for public infrastructure programs, such as the development of highways in the United States under the Transportation Equity Act for the 21st Century, or TEA 21, and the National Development Plan in Ireland;

•	the level of demand for construction activity; and

•	the price of fuel and principal raw materials such as bitumen.

The onset of a cycle of reduced economic growth in the countries in which CRH has significant operations or the implementation of unfavorable governmental policies could adversely affect Group revenues and operating margins.

CRH has significant operations in the United States and Europe, and a possible deterioration of macro-economic conditions in these regions could have a material negative impact on Group operating results. Moreover, a U.S. or an EU economic slowdown may have negative implications for the economies of other markets in which CRH operates. In particular, fiscal 2003 is the final year of the TEA-21 highway funding program, and whilst a new six year plan is expected, the details and funding of it are unknown at this time. To the extent government funding through governmental infrastructure programs is decreased or terminated as a result of such macroeconomic developments, Group revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programs.

CRH pursues a strategy of growth through acquisitions. CRH may not be able to continue to grow as contemplated in its business plan if CRH is unable to identify attractive targets, complete the acquisition transactions and integrate the operations of the acquired businesses.

A key element of the Group’s growth strategy is to continue its acquisition strategy mainly through value-adding mid-sized deals and occasionally with larger strategic acquisitions. This strategy depends on the ability to identify and acquire suitable assets at desirable prices. CRH may not be able to identify suitable companies and, even if identified, may not be able to acquire them. At the same time, the Group’s competitors also strive to expand through acquisition and may bid for companies that CRH views as potential acquisition targets. In addition, acquisitions may require the assimilation of new operations, products, services and personnel and may cause dissipation of Group management resources, as management may have to divert attention from day-to-day business operations to focus on solving such issues. The Group’s ability to realize the expected benefits from future acquisitions depends, in large part, on its ability to integrate the new operations with existing operations in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its business and, accordingly, may be deprived of the expected benefits of the acquisitions.

Existing products may be replaced by substitute products which CRH does not produce and, as a result, CRH may lose market share in the markets for these products.

A number of Group products compete with other forms of building products that CRH does not produce. Any significant replacement of the Group’s building products in key markets by substitutes, which CRH does not produce, could adversely impact market share and results of operations in these markets.

CRH faces strong competition in its various markets, and if CRH fails to compete successfully, market share will decline.

CRH continually faces competition in the markets in which Group companies operate. The competitive environment in which the Group operates can be significantly affected by local factors, such as the numbers of competitors, production capacity, economic conditions and product demand in the local market. In several markets, downward pricing pressures are experienced from time to time as a result of competitive pressures and the Group is not always able to quickly recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices.

Severe weather can reduce construction activity and lead to a decrease in demand for Group products in areas affected by adverse weather conditions.

Group operations and the demand for a number of Group products are affected by weather conditions in the markets CRH serves. Sustained adverse weather conditions such as rain, extreme cold or snow could disrupt or curtail outdoor construction activity which in turn could reduce demand for CRH’s products and have a material adverse effect on Group operations, financial performance or prospects.

CRH is subject to stringent environmental and health and safety laws, regulations and standards which result in costs related to compliance and remediation efforts that may adversely affect Group results of operations and financial condition.

CRH is subject to a broad and increasingly stringent range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which CRH operates. This results in significant compliance costs and exposes the Group to legal liability. The laws, regulations and standards relate to, among other things, air and noise emissions, wastewater discharges, avoidance of soil and groundwater contamination, the use and handling of hazardous materials and waste disposal practices.

Environmental and health and safety laws, regulations and standards also expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies very strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, soil and groundwater contamination has occurred in the past at a limited number of sites, although to date the remediation costs have not been material to CRH. Such contamination might occur or be discovered at other sites in the future. Consistent with the past practice of its business, CRH continues to monitor or remediate soil and groundwater contamination at certain of these sites. Despite CRH’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

Based on information currently available, CRH has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, CRH cannot predict environmental matters with certainty, and Group budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in law or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the Group’s operations.

For additional information see also “Item 4—Information on the Company—Environmental Regulations”.

Because many of the Group’s subsidiaries operate in a currency other than the euro, adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

Prior to January 1, 1999, Group financial statements were published in Irish Pounds. Since January 1, 1999, Group financial statements have been prepared exclusively in euro. However, a significant portion of Group revenues and expenses originates in currencies other than the euro, primarily U.S. dollars, pounds sterling and Swiss francs. For the year ended December 31, 2002, approximately 68% of Group shareholder funds were denominated in currencies other than the euro, predominantly the U.S. dollar (55%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro, may impact the Group’s reported results. It is the Group’s policy to partially hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s financial statements for the year ended December 31, 2002 see “Item 5—Operating and Financial Review and Prospects”.

Economic, political and local business risks associated with international sales and operations could adversely affect CRH’s business.

CRH operates mainly in North America and the EU as well as, to a lesser degree, in developing markets in South America and Eastern Europe. The economies of these countries are in different stages of socio-economic development. Consequently, CRH’s future results could be harmed by a variety of factors, including:

•	changes in the specific country’s or region’s political or economic conditions, particularly in the emerging markets in which CRH operates;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	differing labor regulations;

•	unexpected changes in regulatory requirements; and

•	state-imposed restrictions on repatriation of funds.

CRH’s overall success as a global business depends, in part, upon its ability to succeed in differing and sometimes fast-changing economic, social and political conditions.

Recent acquisitions have generated substantial goodwill.

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Acquisitions in recent years have generated substantial goodwill. Additional goodwill may arise as a result of further acquisitions. CRH’s current policy under Irish GAAP is to amortize goodwill accumulated since January 1, 1998 over 20 years (see statement of accounting policies on page F-16 and also Note 32 (iii) on page F-48). However, under U.S. GAAP Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001, goodwill and indefinite lived intangible assets are no longer amortized under U.S. GAAP but are subject to annual impairment tests in accordance with the Statement. During 2002, the Group performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. Following implementation of SFAS 141 “Business Combinations” and SFAS 142, the Irish GAAP goodwill amortization expense of €69.6 million for the year ended December 31, 2002 is eliminated under U.S. GAAP and replaced by a net expense of €28.2 million, comprising acquisition-related payments of €19.7 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a charge of €9.2 million for intangible asset amortization.

CRH expects that its current level of goodwill will result in a goodwill amortization charge in 2003 of approximately €70 million under Irish GAAP. Goodwill does not affect cash flow. However, a full write-down of goodwill at December 31, 2002 would have resulted in a charge to income and reduction in equity of €1,446.4 million under U.S. GAAP and €1,154.1 million under Irish GAAP.

CRH has incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH’s business activities.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition program. As of December 31, 2002, CRH had outstanding net indebtedness of €1,709.9 million. A significant portion of CRH’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments. CRH has entered into certain financing agreements which contain restrictive covenants which could limit its operating and financial flexibility.

Such covenants require CRH to maintain a certain interest coverage ratio, a certain ratio of current assets to current liabilities, a minimum net worth and place limits on the ratio of net debt to net worth as well as imposing various conditions for significant disposals of assets. These restrictions could limit CRH’s flexibility in planning for, and reacting to, competitive pressures and changes in its business, industry and general economic conditions and limit its ability to make strategic acquisitions and capitalize on business opportunities.

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders’ merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is one of the top three companies, based on market capitalization, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and on The NASDAQ National Market in the United States. The market capitalization of CRH as of December 31, 2002 was €6.2 billion.

The Group resulted from the merger in 1970 of two leading Irish public companies, Cement Limited (established in 1936) and Roadstone, Limited (incorporated in 1949). Cement Limited manufactured and supplied cement while Roadstone, Limited was primarily involved in the manufacture and supply of aggregates, readymixed concrete, mortar, coated macadam, asphalt and contract surfacing to the Irish construction industry.

The Company is incorporated in the Republic of Ireland. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: 353-1-404 1000). The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries and joint ventures.

From the Group headquarters, a small team of executives exercises strategic control over decentralized operations in the Republic of Ireland, Britain and Northern Ireland, mainland Europe and the Americas. The Group employs a total of approximately 50,000 people worldwide.

For Irish GAAP reporting purposes, the Group’s activities fall into two main business segments: Building Materials and Merchanting & DIY (also referred to as Distribution). As shown in Note 2 to Consolidated Financial Statements (page F-21), Building Materials accounted for 81% of net sales and 91% of income before interest expense in 2002. For the purposes of segmental reporting under U.S. GAAP, Building Materials is divided into two separate reportable segments: Materials and Products. The activities of the various segments are briefly described below:

•	Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

•	Products businesses are involved in the production of concrete products and a range of construction related products and services.

•	Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and of materials for the DIY market.

Note 32 of Notes to Consolidated Financial Statements (pages F-62 to F-64) shows for CRH’s last three fiscal years the segmental disclosures required under U.S. GAAP.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregate and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials, with activities spread across four major markets: the Republic of Ireland, Britain & Northern Ireland, Mainland Europe and The Americas.

The Group has joint venture investments in distribution operations in the Netherlands and Portugal, in insulation in Germany and Belgium, in readymixed concrete, masonry products, blast mitigation window systems and aggregates in the U.S., in commercial explosives, continuous rooflights and glass constructions in Ireland and in cement manufacture in Israel.

Geographic and product spread

	North America	Republic of Ireland	Britain and Northern Ireland	Mainland Europe, Finland, Estonia, Israel and Latvia	Developing Regions- Argentina, Chile, Poland, Russia, Ukraine	Americas Materials	Americas Products & Distribution (including Argentina and Chile)	Europe Materials	Europe Products & Distri- bution	Total
	Number of operations					Annualized volumes
Materials											Unit of production
Cement		2		7	3			10.8		10.8	million tons
Aggregates	314	72	12	164	16	111.1	0.6	60.6		172.3	million tons
Asphalt and surfacing	258	22	7	6	3	33.2		3.4		36.6	million tons
Readymixed concrete	162	55	14	134	27	5.1		8.5		13.6	million cubic meters
Agricultural and chemical lime		21		1				0.5		0.5	million tons

Products
Precast concrete products	68	2	4	44	4		2.3	0.4	1.6	4.3	million tons
Concrete blocks, pavers and rooftiles	106	34	19	77	14		6.6	5.0	10.1	21.7	million tons
Clay bricks, pavers and tiles	11	1	32	11	5		1.3	0.3	2.4	4.0	million tons
Insulation products		3	4	16	3				3.4	3.4	million cubic meters
Security gates and fencing			10	17	1				1.6	1.6	million lineal meters
Glass fabrication, rooflights	41	1	1	9	2		13.0		1.0	14.0	million square meters

Distribution											Store numbers
DIY stores				74					74	74	stores
Builders merchants	117			121	10		117		131	248	branches
•	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Strategy

A proven development strategy

•	Overall strategic direction is set by the Board:

•	build regional market leadership positions

•	provide exposure to further development opportunities and create horizons for further growth

•	pay fair prices through negotiated deals that meet sellers’ needs.

•	A strategy implemented by 14 devolved development teams reporting to senior divisional management.

•	Projects approved subject to strict authorization limits.

•	A rigorous approach to evaluation, project approval and subsequent performance review.

A decentralized organization in a value-adding structure

•	Experienced operational management given a high degree of individual responsibility.

•	Local autonomy, within Group guidelines and controls, accommodates national and cultural needs and capitalizes on local market knowledge.

•	Divisional and group centers co-ordinate and support local operations.

•	The Group’s size and structure is leveraged to drive margin improvement and earnings growth.

•	Product-based Best Practice teams promote operational improvement through the sharing of experience, technology and ideas.

A focus on measured performance

•	Key performance measures are understood and consistently applied across the entire Group.

•	Financial control is exercised through a rigorous annual budgeting process and timely monthly reporting.

•	Monthly results are vetted by divisional management and critically reviewed at Group headquarters.

•	Full year performance is regularly reforecast under prudent accounting policies.

•	Best Practice initiatives in production, distribution and administration are benchmarked against quantified targets.

An experienced management team

•	A healthy mix and depth comprises:

•	owner-entrepreneurs who have joined with their companies

•	internally developed operating managers

•	highly qualified finance and development professionals.

•	There is experience at senior level of managing through previous economic cycles.

•	Development of talented successors is a priority of all managers.

•	Regular formal reviews of management development strategy are carried out by each division.

•	Guidance and support is provided by the Group Human Resources function.

A remuneration policy that rewards performance

•	CRH’s market-driven approach is central to attracting, retaining and motivating exceptional managers.

•	Performance-related rewards are based on measured targets for the creation of shareholder value.

•	There is a potential for a high proportion of compensation to be variable.

•	Share options granted to key managers encourage identification with shareholders’ long-term interests.

•	Employee share participation and savings-related share option schemes create a community of interest among different regions and nationalities.

A responsible neighbor and employer

•	CRH companies conduct business with integrity as socially and environmentally responsible neighbors.

•	CRH companies contribute to the enrichment of the local communities in which they operate.

•	A safe and healthy workplace for employees is a key objective at all Group locations.

•	Safety improvement programs are driven by regular meetings of Safety Best Practice groups.

•	The results of safety initiatives are benchmarked against industry standards.

A balanced business

Regional and product balance

CRH manages the effect of varying economic conditions by a balance in its geographic presence and between primary materials and building products.

	Net sales	Operating income	Net sales	Operating income	Net sales	Operating income
	2002	2002	2001	2001	2000	2000
Americas Materials	29%	32%	30%	34%	31%	29%
Americas Products & Distribution	30%	28%	31%	28%	31%	31%
Europe Materials	18%	25%	18%	27%	20%	27%
Europe Products & Distribution	23%	15%	21%	11%	18%	13%

Total	100%	100%	100%	100%	100%	100%

Sectoral balance

Within each geographic region, CRH seeks to reduce the effects of varying demand levels across building and construction sectors by maintaining a balanced portfolio of products.

Product end-use	2002	2001	2000
Residential	40%	37%	37%
Non-residential	30%	31%	31%
Infrastructure	30%	32%	32%

Total	100%	100%	100%

Product end-use	2002	2001	2000
New Construction	55%	54%	54%
Repair, Maintenance & Improvement (“RMI”)	45%	46%	46%

Total	100%	100%	100%

•	Residential—construction and repair, maintenance and improvement of homes.
•	Non-residential—primarily construction of industrial, retail and office buildings.
•	Infrastructure—primarily construction and repair of roads and products for use in telecommunication, energy and water facilities.

General Development of the Business

In the early and mid-1970s, over 85% of CRH’s income was earned in the Republic of Ireland. The Group’s overseas interests during this period comprised Forticrete Limited, a small Liverpool (England) based concrete products company and Van Neerbos Beheer bv, a Dutch-based builders merchant with a small manufacturing division and one DIY store. A strategic decision was taken in 1977 to invest in familiar business sectors overseas and to develop the existing overseas operations with a view to spreading risks and opportunities more broadly. Between 1978 and May 2003, approximately €8.1 billion has been spent by the Group in acquiring and investing in 420 companies, and the Group now has operations at over 1,600 locations in 22 countries. The major acquisitions and investments made by the Group during the three years ended December 31, 2000, 2001 and 2002 are listed below.

Company acquired (€ million)	2002	2001	2000
Dolomite Group and Northern Ohio Paving Company			166.7
Jura Group			330.0
The Shelly Company			346.5
Rooflights division of Yule Catto & Co plc			77.0
Mount Hope Rock Products		174.9
Hallett Materials and Des Moines Asphalt		91.3
Mashav investment (25%)		162.8
The EHL Group	154.5
Certain assets of US Aggregates in Idaho, Utah and Alabama	128.5
Anchor Concrete Products	75.4
Other 2002, 2001 and 2000 acquisitions/investments	627.2	601.1	693.5

Gross cost of acquisitions and investments*	985.6	1,030.1	1,613.7

*	Gross cost of acquisitions as shown in Note 13 of Notes to Consolidated Financial Statements on page F-29, plus investments during the year as shown in Note 12 on page F-26.

Business overview

Contributions to Sales and Income before Interest Expense

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution, and two in The Americas: Materials in the United States and Products & Distribution in the United States, Canada and Argentina. These four divisions are comprised of a total of seven reportable segments (within the meaning of SFAS 131; see Segmental Analysis—Information required by SFAS 131 on pages F-62 to F-64) as set out below:

Division	Reportable Segments
Americas Materials	Materials
Americas Products & Distribution	Products Distribution
Europe Materials	Republic of Ireland Other
Europe Products & Distribution	Products Distribution

The percentage of Group sales and operating income for each of the four Divisions for 2002, 2001 and 2000 is shown in the table on page 13. Note 2 of Notes to Consolidated Financial Statements shows the information required under Irish GAAP for CRH’s last three fiscal years (a) a geographical analysis of total net sales and operating income before interest expense by market, and (b) total net sales and operating income before interest expense attributable to the two main classes of business, together with certain additional information relating to each class of business and geographical area.

Note 32 of Notes to Consolidated Financial Statements (pages F-62 to F-64) shows for CRH’s last three fiscal years the segmental disclosures required by U.S. GAAP for the seven reportable segments shown above.

Business Operations in the Americas Materials

The Americas Materials Division is organized into four principal regional groups with operations in New England; New York and New Jersey; in the West from Washington on the Pacific coast across to Iowa and down to New Mexico and in the Central region encompassing operations in Michigan, Ohio, West Virginia, Pennsylvania, Delaware and Alabama. The Division employs 12,500 people at over 540 locations.

Products and services	Location	Annualized volumes
Aggregates	U.S.	111.1 million tons
Asphalt	U.S.	33.2 million tons
Readymixed concrete	U.S.	5.1 million cubic meters

Product end-use
Residential	15%
Non-residential	20%
Infrastructure	65%

Total	100%

Product end-use
New Construction	30%
Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of approximately 2.2 billion tons based on 2002 production.

The Materials Division is broadly self-sufficient in aggregates and its principal purchased raw materials are liquid asphalt and cement, which are available from a number of suppliers. There is a continued focus on improved bitumen and energy purchasing and the substitution of recycled oil for natural gas in asphalt manufacturing.

Federal, state and local government authority road and infrastructural projects awarded by public bid represent a significant proportion of work carried out by the Materials Division. The Division also has a broad commercial base, supplying stone, readymixed concrete and asphalt for industrial, office, shopping mall and private residential development and refurbishment.

Development strategy

To grow and improve the existing strong market positions and continue focusing on environmental and safety records, while looking for new growth regions in the Americas.

New England

•	Further vertical integration of operations in New Hampshire, Maine and Vermont

•	Consider broadening of product range

New York/New Jersey

•	Expansion through bolt-on acquisitions to our businesses in New York City metro/northern New Jersey market

•	Expand the upstate New York businesses

Central

•	Continued vertical integration of operations in Michigan, Ohio and West Virginia through selective materials acquisitions

•	Integrate purchasing of key raw materials

•	Improve existing operations through Best Practice initiatives

West

•	Integrate recent acquisitions in Utah and Idaho

•	Develop new opportunities in the Northwest and Iowa

Business Operations in the Americas Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a growing presence in Canada and South America. This Division is comprised of two reportable segments, Products and Distribution.

Products

This segment comprises four groups: Architectural Products, Precast and Glass, each with local and national market positions in North America, and South America where CRH is a major producer of clay products in Argentina and has glass tempering operations in Argentina and Chile. The Products segment employs approximately 12,800 people in 265 locations.

Products and services	Location	Annualized volumes
Precast concrete products	Canada, U.S.	2.3 million tons

Prepackaged concrete mixes	U.S.	1.9 million tons

Concrete masonry, pavers, rooftiles	Canada, U.S.	6.6 million tons

Clay bricks, pavers, tiles	Argentina, U.S.	1.3 million tons

Glass fabrication	Argentina, Canada, Chile, U.S.	13 million square meters

Product end-use
Residential	38%
Non-residential	41%
Infrastructure	21%

Total	100%

Product end-use
New Construction	64%
Repair, Maintenance & Improvement (“RMI”)	36%

Total	100%

Architectural Products Group (“APG”).    APG, which is a large North American producer of concrete block, masonry, hardscape products, prepackaged concrete mixes and lightweight aggregates, services the U.S. and eastern Canada from 153 locations in 32 states and two Canadian provinces.

APG’s concrete masonry and roofing products are used for cladding and foundations in both residential and non-residential construction. Hardscape products include interlocking pavers, flags and retaining walls and are used in residential and non-residential construction as well as in streets and highways. The residential and non-residential sectors combined account for over 75% of APG’s output. A significant proportion of APG’s output is used in the RMI and DIY sectors.

Patio and paving products are marketed under the Oldcastle™ brand to major DIY and home center chains across the United States. Cementitious dry-mixes, marketed under the Sakrete® brand and lightweight aggregate are also important product lines. Competition for APG arises primarily from other locally owned concrete product companies. Principal raw material supplies are readily available.

APG also includes Glen-Gery Corporation, a clay brick producer with an annual capacity of over 500 million bricks, operating 11 brick plants located primarily in the northeast and midwest regions of the United States.

Precast Group.    The Precast Group produces precast, prestressed and polymer concrete and concrete pipe in the U.S. and Canada with 68 production plants in 24 states and eastern Canada.

The most significant individual precast concrete product is the underground vault sold principally to utility companies such as electrical and telephone utilities. The Precast Group is now a supplier of precast concrete enclosures to all four Regional Bell Operating Companies in the United States. Other important precast items include street and highway products such as manholes, vaults, median barriers and sound walls. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product.

The Spancrete and Eastern Prestressed divisions in the northeast manufacture and install prestressed concrete plank and other products. These products are used mainly in structures such as hotels, apartments, jails, parking garages and bridges.

Concrete pipe is used for storm and sanitary sewer applications, which are largely local government projects. Competing materials include corrugated steel pipe and poured-in-place concrete pipe in storm sewer applications and plastic and clay pipe in sanitary sewer applications.

Glass Group.    The Glass Group is a producer of monolithic tempered glass, double-glazed units for commercial and residential applications, laminated glass, entrance and glass-wall systems and silk-screened and spandrel glass. The group delivers to 48 of the top 50 MSA’s (Metropolitan Statistical Areas) in the U.S. and four Canadian provinces. It has 41 locations in 20 states and three Canadian provinces.

Tempered glass is a building product with major applications in the RMI construction sector, and has a growing range of specialty uses in furniture, appliances, marine windows and in a wide range of architectural applications. The product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thickness, colors and qualities. In 2002, the Glass Group produced 13 million square meters of tempered glass products.

The Glass Group‘s major customers are glazing contractors, manufacturers of shower/bath enclosures, window and door manufacturers and glass distributors. The major raw material, annealed glass, is purchased from a number of major glass producers. The Glass Group has a strong focus on costs to minimize the impact of raw material increases.

South America.    CRH’s subsidiary in Argentina, Canteras Cerro Negro (CCN) is a producer of clay roof, wall and floor tiles, and services the Argentine market from two state-of-the-art production facilities at Olavarria, 350km south of Buenos Aires.

During 1999, the group purchased 50% of Vidrios Dell Orto, a glass fabricator in Chile; this shareholding was increased to 80% in 2002. CRH acquired Superglass, a glass temperer in Argentina, in late 1999.

Development strategy

The strategy for Americas—Products is to consolidate and expand from existing positions ensuring balanced growth across products and regions, focusing on capturing size, IT and best practice benefits; and to build profitable, safe, environmentally responsible businesses with key strategic advantages.

Architectural Products

•	Further develop the clay brick paver and prepackaged concrete mix businesses

•	Grow with and serve home center expansion with a growing array of garden and patio products

•	Increase penetration of the professional landscape market through the Belgard® product line

Precast

•	In-fill geographic coverage in the U.S. and Canada through acquisition or construction of new facilities

•	Pursue new product and new region opportunities

Glass

•	Expansion of existing markets through new products, services and regions

•	Focus on cost control, organic growth and better customer service

South America

•	Continued focus on cost control and market initiatives in a difficult economic cycle

•	Explore export opportunities to augment domestic markets

Distribution

Products and services	Location	Number of branches
Roofing, siding and related products	U.S.	117 branches

Product end-use
Residential	68%
Non-residential	32%

Total	100%

Product end-use
New Construction	35%
Repair, Maintenance & Improvement (“RMI”)	65%

Total	100%

The Distribution Group operates as Allied Building Products (“Allied”). Allied is a specialist distributor of roofing and siding products to residential and also to commercial applications with an emphasis on replacement projects. It employs approximately 2,200 people at 117 branches in 26 states. In major metropolitan areas, principally New York and Boston, it also distributes gypsum board and acoustical tile and grid to upscale commercial/office refurbishment projects. A small but growing segment is involved in the sale of waterproofing and related products to highway and general civil construction in addition to traditional roofing customers.

Roofing distributors in the United States are supplied by a limited number of large national manufacturers, while customers tend to be small-to-medium sized local contractors.

The Distribution Group’s customers are residential and commercial contractors. Allied’s activities are mainly in the northern tier states of the U.S. with a major presence in New York/New Jersey and a less dense but growing presence in cities throughout the western states.

Development strategy

The strategy for Americas Distribution is to leverage IT investment and infrastructure to continue improving the existing business and to pursue a focused acquisition strategy as the industry consolidates.

Business Operations in Europe Materials

The Materials Division in Europe is a producer of primary materials and value-added manufactured products operating in 11 countries. This Division is comprised of two reportable segments based on geographic split, Republic of Ireland and the rest of Europe, or Other.

Republic of Ireland

In Ireland, the Division produces cement, aggregates, asphalt, and readymixed concrete. In total the Republic of Ireland segment employs approximately 2,300 people at over 90 locations.

Products and services	Location	Annualized volumes
Cement	Ireland	2.6 million tons

Aggregates	Ireland	27.2 million tons

Asphalt	Ireland	2.5 million tons

Readymixed concrete	Ireland	1.9 million cubic meters

Concrete products	Ireland	2.5 million tons

Clay bricks	Ireland	0.3 million tons

Product end-use
Residential	40%
Non-residential	34%
Infrastructure	26%

Total	100%

Product end-use
New Construction	80%
Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%

Irish Cement.    Through Irish Cement, CRH is the largest supplier and producer of cement in the Republic of Ireland. Irish Cement sales in 2002 accounted for approximately 60% of cement market demand in the whole island of Ireland.

Irish Cement operates two cement plants, one at Platin, north of Dublin, and one in Limerick in the southwest of the country, with a total annual production capacity of 2.4 million tons. Capacity utilization was high at both plants in 2002. The plants employ modern technology and are equipped with raw grinding mills, finish grinding mills, environmentally protective dust collection systems, storage facilities and energy-efficient dry process kilns. All kilns have the ability to burn coal, petroleum coke or fuel oil and are currently fired using a mix of coal and petroleum coke. Coal and petroleum coke supplies are readily available.

Cement is manufactured by burning crushed limestone and shale, obtained from Irish Cement’s own quarries, at very high temperatures to form “clinker”. After it has cooled, clinker is ground into a fine powder, which is the principal binding agent in concrete and other cement products. Customers primarily comprise concrete producers and merchants supplying construction contractors and others.

Sales to other CRH subsidiaries accounted for approximately 30% of Irish Cement‘s sales in the Republic of Ireland in 2002, with the next five largest customers accounting for approximately 30%. Competition comes principally from three cement plants, two in the Irish Republic and a third near Belfast. The total combined production capacity of these plants is approximately 2.2 million tons per annum. Irish Cement‘s results are influenced primarily by the level of construction activity in the Republic of Ireland.

Roadstone-Wood.    The Roadstone-Wood group produces aggregates, readymixed concrete, concrete products and asphalt road products at 80 locations throughout the Republic of Ireland. Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors, while readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and precast concrete flooring) are sold to both the public and private construction sectors. Roadstone-Wood is also involved in asphalt contracting. Agricultural limestone sales to the farming community are also a significant feature of Roadstone-Wood operations.

The Roadstone-Wood group encounters strong competition in all of its markets and competes principally on quality, service and price. Operations are affected by the overall level of government capital expenditure, the level of activity in the housing, agricultural, industrial and commercial construction markets and by the weather.

Premier Periclase At a single plant located on the coast near Dublin, Premier Periclase produces high-quality sinter magnesia using the seawater process. Sinter magnesia is primarily used in the production of heat resistant refractory bricks for lining high temperature vessels in the steel, cement and glass manufacturing industries. Premier Periclase exports all of its production to the refractory industry worldwide and competes with a number of other sinter magnesia producers located mainly in Europe, the United States, China and Australia. Results are influenced primarily by activity in the world steel industry, which is cyclical and is dependent on general world economic conditions.

Development strategy

The strategy for Europe Materials—Republic of Ireland is to maintain the Group’s position as the lowest cost/best value producer and continue to operate to the highest environmental standards.

Europe Materials—Other

The Europe Materials—Other segment comprises manufacturing facilities in Finland, Poland, Switzerland, Northern Ireland, Spain, Ukraine and Israel, which produce a range of building products including cement, aggregates, asphalt and concrete products.

In total, the Europe Materials—Other segment employs approximately 7,200 people at over 260 locations.

Products and services	Location	Annualized volumes
Cement	Finland, Israel (25%), Poland, Switzerland, Ukraine	8.2 million tons

Aggregates	Estonia, Finland, Latvia, Poland, Spain, Switzerland	33.4 million tons

Asphalt	Finland, Poland	0.9 million tons

Readymixed concrete	Estonia, Finland, Latvia, Poland, Russia, Spain, Switzerland	6.6 million cubic meters

Concrete products	Northern Ireland, Poland, Spain	2.5 million tons

Product end-use
Residential	31%
Non-residential	29%
Infrastructure	40%

Total	100%

Product end-use
New Construction	82%
Repair, Maintenance & Improvement (“RMI”)	18%

Total	100%

Finnsementti is the sole cement manufacturer in Finland. Operating from two dry-process plants in southern Finland, the company has an annual capacity of 1.4 million tons of cement. The largest plant is Pargas, located on an island near Turku. It has one dry-process kiln, and an annual cement capacity of 900,000 tons. The second plant is located at Lapeenranta near the Russian border and is equipped with two dry-process kilns. Limestone is available under long term supply agreements.

Sales to other CRH subsidiaries accounted for approximately 27% of Finnsementti’s sales in 2002. Finnsementti competes on the basis of the quality and consistency of its product and on the reliability of its service. Competition comes principally from two cement importers, one in Turku in Finland and the second based in Russia. Annual cement imports into Finland are reported to be approximately 0.3 million tons per annum.

Lohja Rudus is an aggregates and readymixed concrete producer in Finland. It also has locations in the Baltic States of Latvia and Estonia, and is the only Western readymixed concrete producer in St. Petersburg in Russia.

Poland Cementownia Ozarów operates two modern dry process kilns at Ozarów, approximately 170km south east of Warsaw, with a total annual production capacity of 3 million tons. In addition, CRH owns Cementownia Rejowiec, located approximately 210km south east of Warsaw, which has an annual cement capacity of 0.6 million tons. Limestone reserves are sufficient for 50 years at current output levels.

Along with the manufacture of cement, CRH produces a range of building materials including aggregates, asphalt, readymixed concrete and concrete products in Poland.

Jura Jura is a cement manufacturer in Switzerland, with two modern, well-equipped, energy-efficient cement plants, one in Wildegg in the north of the country and one in Cornaux in the west.

Both cement plants are located close to large limestone deposits. Raw material reserves are substantial, sufficient for over 50 years at current production levels. Approximately 50% of cement produced is sold to Jura’s aggregates and ready-mixed concrete operations. This is distributed from the two production plants using hired haulers. Jura has a market share of approximately 20%. Competition comes principally from two cement manufacturers in Switzerland. Annual cement imports into Switzerland are reported to be approximately 0.4 million tons per annum.

Jura also has aggregates and ready-mixed concrete operations in Switzerland, which have strong regional positions in the central and north-western regions, producing approximately 2.3 million tons of aggregates and over 330,000 cubic meters of concrete annually.

Podilsky Cement is a cement manufacturer in the Ukraine. Operating from one wet-process plant in southwest Ukraine, the company produced 0.9 million tons of cement in 2002. Bulk cement accounts for approximately 76% of deliveries. Rail delivery (bulk and bag) accounts for 77% of sales. The main customers are an integrated network of wholesalers who supply the concrete precasting industry. Substantial limestone reserves are located close to the plant, which are sufficient for over 100 years at current output. Competition comes principally from several cement manufacturers in the Ukraine.

In August 2001, CRH acquired a 25% shareholding in Mashav, the holding company for Nesher Cement, the sole producer of cement in Israel.

Nesher operates two clinker production plants located in Ramla (serving Tel Aviv and the surrounding area) and Har Tuv (serving Jerusalem, southern and eastern Israel) and has access to substantial raw material reserves totaling 120 million tons at present. The Ramla facility has two modern dry process kilns with combined annual capacity of 3.8 million tons of clinker. The Har Tuv location has a single semi-dry process kiln with annual capacity of approximately 0.7 million tons of clinker.

Mashav also has a 50% joint venture, Taavura, which is the largest haulage and logistics company in Israel. The Taavura joint venture provides transport for the majority of Nesher’s cement and raw materials.

Farrans produces aggregates, readymixed concrete, concrete products and asphalt road products, primarily in Northern Ireland. In addition, Farrans is involved in civil engineering contracting and property development in Northern Ireland and at selected sites in England.

During 2002, Farrans produced and sold approximately 2.5 million tons of aggregates, of which approximately one quarter was used to supply its fourteen readymixed concrete plants and its concrete block, concrete rooftile and asphalt operations at five locations Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of 50 million tons based on 2002 production. Approximately 50% of Northern Ireland production is used in highway surfacing by Farrans’ contracting division for local governmental authorities.

Beton Catalan.    The Beton Catalan Group (“Beton Catalan”) produces aggregates, concrete products and readymixed concrete. While Beton Catalan’s largest market is the densely populated Catalonia region in northeastern Spain, it also operates readymixed concrete plants elsewhere in Spain.

Beton Catalan surface mines aggregates from five quarries in Catalonia and a quarry in the Valencia region. During 2002, Beton Catalan produced approximately 2.8 million tons of aggregates of which approximately 94%

was used to supply its own readymixed concrete and concrete products operations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 15 years, which equates to minimum reserves of 45 million tons based on 2002 production. Third party sales of aggregates are primarily to other concrete manufacturers and construction companies in the region.

Beton Catalan operates 60 readymixed concrete plants in Spain and in 2002 produced 3.1 million cubic meters of readymixed concrete. Beton Catalan also manufactures a variety of concrete products including blocks, pipes, paving slabs, steel reinforced beams and girders. In 2002, Beton Catalan produced 480,000 tons of concrete products.

Beton Catalan sources its cement supplies primarily from a number of major Spanish producers. Competition comes mainly from other large readymixed concrete producers and from a variety of small concrete product manufacturers in Spain.

Development strategy

The strategy for the Europe Materials—Other segment is to build and maintain strong market positions in primary building materials and related products through growth in existing business, construction of new facilities and acquisitions in selected European markets.

Finland

•	Maintain the market position in cement, aggregates and readymixed concrete

•	Expand into other selected product and geographic areas

Poland

•	Develop a strong national presence in the Polish materials industry

Switzerland

•	Enhance existing market positions in cement, aggregates and readymixed concrete

•	Acquire new businesses in surrounding regions

Spain

•	Strengthen existing market positions

•	Expand selectively into related products and regional markets

U.K.

•	Maintain CRH’s position as a low cost producer

•	Continue to operate to the highest environmental standards

Elsewhere

•	Build on existing market positions in central and eastern Europe

•	Selectively acquire materials businesses in other European countries

Business Operations in Europe Products & Distribution

Products & Distribution in Europe is organized in two reportable segments, Products and Distribution. The manufacturing groups are involved in clay, concrete, insulation and other building products. Distribution encompasses builders’ merchants and DIY stores.

Products

The Products segment operates in 13 European countries with the Benelux countries, the U.K., France and Germany accounting for the bulk of its sales. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 9,000 employees at over 200 locations.

Products and services	Location	Annualized volumes
Concrete blocks and pavers	Benelux, Germany, U.K.	10.1 million tons

Precast concrete products	Benelux, France	1.6 million tons

Clay bricks pavers and rooftiles	Germany, Netherlands, Poland, U.K.	2.4 million tons

Fencing & security	Benelux, France, Germany, Poland, U.K.	1.6 million lineal meters

Rooflights & ventilation	Benelux, Germany, Ireland, U.K.	1.0 million square meters

Insulation products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, U.K.	3.4 million cubic meters

Product end-use
Residential	44%
Non-residential	41%
Infrastructure	15%

Total	100%

Product end-use
New Construction	79%
Repair, Maintenance & Improvement (“RMI”)	21%

Total	100%

Concrete Products

CRH purchased the EHL Group for a cash consideration, including assumed debt, of €154.5 million in May 2002.

The EHL Group produces concrete paving and landscape walling products sold primarily to the RMI sector from a network of 32 modern production facilities in Germany and one in Poland.

EHL’s activities mirror the concrete paving and landscape walling operations in our U.S. Architectural Products Group. It represents a significant addition to the concrete products group in Europe.

Struyk Verwo operates in the Benelux countries, manufacturing a full range of concrete paving products including pavers, flags, kerbs, pipe and street furniture with national coverage from 14 factories in the Netherlands and 2 in Belgium. Paving products are sold primarily to municipalities and paving contractors.

Marlux produces high-quality concrete decorative paving products at a modern factory in Belgium close to a major canal and a motorway, and competes in this niche sector in Belgium, the Netherlands, Germany and France. Marlux branded products, which are sold mainly through specialist retail outlets such as garden and patio centers, are used for decorative applications, typically landscaping of public areas, gardens and patios.

Dycore Verwo Systems is a concrete flooring group supplying an extensive range of reinforced and prestressed flooring serving the Dutch market and markets in neighboring countries from three factories. The housing and commercial sectors account for the bulk of precast flooring sales, and competition in this market comes from one larger and several smaller sized manufacturers.

La Société Béton Moulé Industriel (BMI) is a large manufacturer of precast concrete products for the utility sector with a network of 22 plants throughout France. Prefaest manufactures drainage systems and precast concrete vaults at modern production facilities located near Dijon in France. Prefaest and BMI have been integrated.

Forticrete manufactures and supplies a wide range of dense concrete masonry, high strength blocks, common blocks and rooftiles. Forticrete operates from a network of 12 locations throughout England. Forticrete‘s products are sold primarily to major contractors and builders merchants in competition with other concrete product manufacturers. End-use demand is approximately 30% public construction and 70% private construction. Hired haulers carry out delivery of all products.

Remacle is a manufacturer of concrete vaults and precast concrete products in southern Belgium.

Omnidal manufactures precast concrete wall and floor elements and Schelfhout manufactures concrete wall elements. Both Omnidal and Schelfhout are located in Belgium.

In August 2002, the Concrete Products Group acquired Douterloigne, a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with three production plants in the north and the west of Belgium and annual sales of €19 million. In addition to affording critical mass to CRH’s existing structural concrete operations in Belgium (Omnidal and Schelfhout), the deal offers linkages with the EHL Group in Germany and Struyk Verwo in the Netherlands.

Principal raw materials include cement purchased in the Netherlands, Belgium and Germany, crushed stone sourced in Germany and sand and gravel extracted in the Netherlands. Raw materials are readily available.

Clay Products

The Europe Products & Distribution Division has clay products manufacturing activities in four countries, with the Ibstock operation in the U.K. being the largest business. Natural gas and liquid petroleum gas are the energy sources for the brick companies’ kilns. Clay supplies are readily available. Competition in clay products comes mainly from other locally based manufacturers. Sales are made through builders’ merchants, specialist brick factors and architects.

Ibstock Ibstock is one of the leading brick producers in the U.K., with a market share of approximately 32%. The company produces approximately 0.9 billion bricks annually at a network of 24 factories throughout the country. The U.K. accounts for over 90% of Ibstock’s sales and its primary market there is new housing.

In the Netherlands, the CRH Kleiwaren group has four facing brick factories, while Kooy Bilthoven is a specialist brick merchant. In Germany, AKA Ziegelwerke produces facing bricks, pavers and rooftiles at six factories. A further 3 factories in Poland also produce facing bricks.

Insulation

The CRH Insulation Group is a pan-European business manufacturing three of the four main materials used in insulation (the fourth being mineral fiber which is not manufactured by the Group). Expanded polystyrene (EPS) building insulation and packaging products are manufactured through Aerobord with two locations in Ireland; Springvale at four locations in the U.K.; Termo Organika at two locations in Poland, and at ThermiSol with seven locations in the Nordic countries of Denmark, Sweden, Finland and Estonia. ThermiSol is a leader in expanded polystyrene insulation in the above-mentioned Nordic countries.

In October 2002 CRH bought the remaining 50% of Ecotherm which produces polyurethane (PUR) insulation at two factories in Holland and the U.K.

Gefinex is a leading manufacturer of extruded polystyrene (XPS) insulation products in Germany and has a 49% stake in Gefinex Jackon, co-leader in the German extruded polystyrene market.

Insulation products are sold primarily to builders merchants for applications in commercial buildings and housing, while packaging products are manufactured for the electronics, drink concentrate and food processing industries as well as for large supermarket chains.

Other Building Products

Fencing CRH Fencing & Security is a supplier of security solutions, which includes designing and manufacturing fencing and security gate systems and supplying access control systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports. Products include chain-link, weld-mesh and bar fencing, swing, sliding and cantilever gates and sophisticated access control and boundary security systems. Raw materials for fencing and security gate manufacturing comprise steel, aluminum, reinforced glass fiber, chain-link fabric and barbed wire purchased from a variety of sources.

In the Netherlands, CRH Fencing & Security is in competition with one other large fencing manufacturer and a number of smaller manufacturers. Sales are made through four company-owned branches where installation and field-assembly of systems is partially sub-contracted. Outside the Netherlands, CRH Fencing & Security operates through company-owned branches in Germany, Belgium, France and Poland and has manufacturing facilities in the U.K. Sales outside the Netherlands accounted for approximately 52% of net fencing sales in 2002.

Daylight and Ventilation This group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group comprises 10 manufacturing locations in Germany, the Netherlands and Belgium, the U.K. and Ireland.

Development strategy

To build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition.

Concrete Products

•	Strengthen current market positions in the Benelux countries, France, Germany and the U.K. in architectural, structural and utility sectors

•	Reach out to neighboring regions by acquisition

Clay Products

•	Improve profitability through better capacity utilization, cost efficiencies and continuous improvement

•	Consolidate market leadership in the U.K.; grow positions in the Netherlands and Poland; participate in industry restructuring in Germany

Insulation

•	Further build on existing positions across a range of insulation materials in Europe

•	Develop improved insulation systems and actively exchange product and process know-how among Group companies

Building Products

•	Grow security fencing from current bases in Germany, the Netherlands and the U.K. into neighboring regions; develop full range of perimeter protection systems

•	Continue expansion of Daylight & Ventilation Group in the Benelux countries, Germany, Ireland and the U.K. and accelerate product technology exchange

Distribution

Products and services	Location	Number of locations
Builders merchants	France, Netherlands, Poland, Switzerland	131 branches
DIY stores	Benelux, Portugal	74 stores

Product end-use
Residential	83%
Non-residential	7%
Infrastructure	10%

Total	100%

Product end-use
New Construction	30%
Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%

This segment has approximately 4,000 employees at 205 locations.

DIY stores, Benelux CRH operates 13 Karwei and 47 GAMMA DIY stores in the Netherlands and one GAMMA store in Belgium. Three of these stores were acquired during 2002. Seven stores are held through 50/50 joint ventures; all others are 100%-owned. The stores operate within the Intergamma franchise organization, the largest DIY group in the Netherlands, with a total of 220 stores throughout the Netherlands. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. The stores sell to DIY enthusiasts and home improvers. Customers generally collect goods although each store offers a delivery service for an additional charge. Competition comes primarily from other national DIY chains and from local DIY stores.

DIY stores, Portugal CRH’s 50% joint venture MaxMat is a cash-and-carry builders merchant in Portugal with 13 stores. This sector of the distribution industry is underdeveloped in the Iberian peninsula and the Distribution group is planning to be a leader in the DIY and RMI market.

Builders merchants, Netherlands CRH operates 48 builders merchants locations in the Netherlands. The 14 depots of Van Neerbos cater to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. A further eight depots trading under the name Syntec cater to the lightside sector selling a range of hardware, tools, ironmongery and installation fittings to the building trades. The 13-branch Kelders Dakmaterialen division specializes in roofing and insulation materials in this merchanting sector in the Netherlands. Garfield Aluminium operates from three locations as a stockist and distributor of rolled and extruded aluminum products for building and other contractors. The Bouwmaat chain of “cash-and-carry” merchanting outlets sell a wide range of building materials to the smaller builder and jobber from 10 outlets. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants.

Builders merchants, France CRH operates 28 builders merchants in France. Matériaux Service is a 14-branch builders’ merchant located in the greater Paris region (Ile-de France). Raboni is an 11-branch builders merchant primarily located within central Paris. Raboni sells almost exclusively to professional customers with competition coming from other merchanting operations in the market area. Matériaux Service has a broader customer base compared with Raboni and faces similar competition. Buscaglia operates from three locations in the North East of Paris selling to the Ile-de-France infrastructure market.

Builders merchants, Poland CRH has a 56% stake in GenBud, a 10-branch builders merchants in Poland supplying heavy side building materials, wall and floor tiles, kitchens, sanitary ware and installation materials to building companies and other merchants.

Builders merchants, Switzerland Jura Bauhandel, now trading primarily under the Richner AG brand, concentrates on selling heavy building materials (supplying mainly cement, concrete, bricks, insulation and roofing materials), ceramic tiles and sanitary ware in the German-speaking region of Switzerland. The operations were significantly strengthened by two acquisitions during 2002: in June 2002, Richner purchased Vicom Baubedarf, a builders merchant with annual sales of €70 million in northwestern Switzerland. In October 2002 BBH Baubedarf Holding, a builders merchant with annual sales of €154 million located in the northeast, was acquired. Following these acquisitions, which are expected to yield cost benefits principally in terms of purchasing and logistics, the enlarged group comprises a network of 45 outlets in Switzerland. Customers are mostly local small contractors.

Development strategy

To grow further the DIY retail chains in Benelux and Portugal and expand merchanting businesses in France, the Netherlands, Switzerland and Poland into neighboring countries.

Seasonality

Activity in the construction industry is characterized by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather.

Organizational Structure

CRH is the holding company for an international group of companies. The principal subsidiary undertakings are listed below:

Incorporated and operating in	Company name	% held	Products and services
	Europe Materials
Britain and Northern Ireland	Farrans Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
	Premier Cement Limited	100	Marketing and Distribution of cement
	T.B.F. Thompson (Properties) Limited	100	Property development

Finland	Finnsementti Oy	100	Cement
	Lohja Rudus Oy Ab	100	Aggregates, readymixed concrete

Poland	B-Complex S.A.	84.94	Readymixed concrete, concrete paving
	Behaton Sp. z o.o.	100	Readymixed concrete, concrete paving
	Bosta Beton Sp. z o.o.	80.98	Readymixed concrete
	Cementownia Ozarów S.A.	100	Cement
	Cementownia Rejowiec S.A.	100	Cement
	Drogomex Sp. z o.o	99.83	Asphalt, contract surfacing
	Faelbud S.A.	99.95	Readymixed concrete, concrete products and paving
	Holding Cement Polski S.A	100	Holding company
	Mirbud Sp. z o.o.	100	Readymixed concrete, concrete products and paving
	O.K.S.M.	99.91	Aggregates
	Polbet Sp. z o.o.	82.26	Concrete paving
	Prefabet Kozienice S.A.	99.08	Concrete products
	Prefabeton Sp. z o.o	99.95	Readymixed concrete, concrete products

Republic of Ireland	Irish Cement Limited	100	Cement
	Premier Periclase Limited	100	High quality seawater magnesia
	Roadstone-Wood Group
	Breton Roecrete Limited	100	Prestressed concrete flooring, precast concrete
	Clogrennane Lime Limited	100	Burnt and hydrated lime
	John A. Wood Limited	100	Aggregates, readymixed concrete, concrete blocks &pipes, asphalt,agricultural & chemical limestone,contract surfacing
	Ormonde Brick Limited	100	Clay brick
	Roadstone Dublin Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing and concrete blocks

Incorporated and operating in	Company name	% held	Products and services
Republic of Ireland	Roadstone Provinces Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing, concrete blocks and rooftiles

Spain	Beton Catalan Group
	Beton Catalan s.a.	100	Readymixed concrete
	Cabi s.a.	100	Cementitious materials
	Cantera de Aridos Puig Broca s.a	100	Aggregates
	Explotacion de Aridos Calizos s.a.	100	Aggregates
	Formigo i Bigues s.a.	100	Aggregates
	Formigons Girona s.a	100	Readymixed concrete and precast concrete products
	Suberolita s.a.	100	Readymixed concrete and precast concrete products
	Tamuz s.a	100	Aggregates

Switzerland	JURA-Holding	100	Cement, aggregates and readymixed concrete

Ukraine	Podilsky Cement	81.63	Cement

	Europe Products and Distribution
Belgium	Brakel Aero nv	100	Glass roof structures, continuous rooflights & ventilation systems
	Douterloigne nv	100	Concrete floor elements, pavers and blocks
	Marlux nv	100	Decorative concrete paving
	Omnidal nv	100	Precast concrete wall and floor elements
	Remacle sa	100	Precast concrete products
	Schelfhout nv	100	Precast concrete wall elements

Britain and	Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
Northern Ireland	CRH Fencing Limited	100	Security fencing
	EcoTherm Insulations Limited	100	PUR/PIR insulation
	Forticrete Limited	100	Concrete masonry products and rooftiles
	Geoquip Limited	74.42	Perimeter intrusion detection systems
	Ibstock Brick Limited	100	Clay brick manufacturer
	Kevington Building Products Limited	100	Specialist brick fabricator
	Springvale EPS Limited	100	EPS insulation and packaging

Denmark	ThermiSol A/S	100	EPS insulation

Estonia	ThermiSol OU	100	EPS insulation

Finland	ThermiSol Oy	100	EPS insulation

France	Béton Moulé Industriel sa	99.82	Precast concrete products
	Buscaglia sa	100	Builders merchants
	Matériaux Service sa	100	Builders merchants
	Raboni sa	100	Builders merchants

Germany	AKA Ziegelwerke GmbH & Co KG	100	Clay brick, pavers and rooftiles
	Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems

Incorporated and operating in	Company name	% held	Products and services
Germany	EcoTherm GmbH	100	PUR/PIR insulation
	EHL AG	100	Concrete paving and landscape walling
	Gefinex GmbH	100	XPE insulation
	Greschalux GmbH	100	Domelights and ventilation systems
	Heras Deutschland GmbH	100	Security fencing
	JET Kunststofftechnik GmbH	100	Domelights, ventilation systems and continuous rooflights

Netherlands	BIK Bouwprodukten bv	100	Domelights and continuous rooflights
	Brakel Atmos bv	100	Glass roof structures, continuous rooflights & ventilation systems
	Dycore bv	100	Concrete flooring elements
	EcoTherm bv	100	PUR/PIR insulation
	Garfield Aluminium bv	100	Aluminium stockholding
	Heras Nederland bv	100	Security fencing and perimeter protection
	Kelders Dakmaterialen bv	100	Roofing materials merchant
	Kleiwarenfabriek Buggenum bv	100	Clay brick manufacturer
	Kleiwarenfabriek Façade Beek bv	100	Clay brick manufacturer
	Kleiwarenfabriek Joosten Kessel bv	100	Clay brick manufacturer
	Kleiwarenfabriek Joosten Wessem bv	100	Clay brick manufacturer
	Kooy Bilthoven bv	100	Clay brick factor
	Kimmenade bv	100	Seamless roofing systems
	Struyk Verwo bv	100	Concrete paving products
	Syntec bv	100	Locksmiths, tools and ironmongery
	Vaculux bv	100	Domelights
	Van Neerbos Bouwmarkten bv	100	DIY stores
	Van Neerbos Bouwmaterialen bv	100	Builders merchants
	Van Neerbos Bouwmaten bv	100	Cash & Carry building materials
	Zoontjens bv	100	Concrete roof pavers

Poland	CERG Sp.z o.o	51	Clay brick manufacturer
	CRH Klinkier Sp.z o.o	100	Clay brick manufacturer
	EcoTherm Sp.z o.o	100	PUR/PIR insulation
	GenBud S.A.	56	Builders merchants
	Gozdnickie Zaklady Ceramiki Betowlanej Sp.z o.o	100	Clay brick manufacturer
	Patoka Industries Sp.z o.o	99.19	Clay brick manufacturer
	Termo Organika Sp.z o.o	100	EPS insulation

	Europe Products and Distribution
Republic of Ireland	Aerobord Limited	100	EPS insulation and packaging

Sweden	ThermiSol AB	100	EPS insulation

Switzerland	BBH Baubedarf Holding AG	100	Builders merchants
	Richner AG	100	Builders merchants

	Americas Materials
United States	Oldcastle Materials, Inc	100	Holding company
	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete & related construction activities

Incorporated and operating in	Company name	% held	Products and services
United States	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
	Des Moines Asphalt & Paving, Co.	100	Aggregates, asphalt and related construction activities
	Dolomite Products Company, Inc.	100	Aggregate, asphalt and readymixed concrete
	Evans Construction Company	100	Aggregates, asphalt, readymixed concrete & related construction activities
	Hallett Construction Company, Inc.	100	Aggregates
	Hills Materials Company	100	Aggregates, asphalt, readymixed concrete & related construction activities
	Nuckolls Concrete Services, Inc.	100	Readymixed concrete and related construction activities
	Oldcastle Materials Southeast, Inc.	100	Aggregates
	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete & related construction activities
	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete & related construction activities
	Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities
	P.J. Keating Company	100	Aggregates, asphalt and related construction activities
	Staker & Parson Companies	100	Asphalt, readymixed concrete and related construction activities
	The Shelly Company	100	Aggregates, asphalt and related construction activities
	Thompson-McCully Enterprises Co.	100	Aggregates, asphalt and related construction activities
	Tilcon Capaldi, Inc.	100	Road construction
	Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete & related construction activities
	Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities
	Americas Products and Distribution
Argentina	Canteras Cerro Negro S.A.	98.27	Clay rooftiles, wall tiles and floor tiles
	CRH Sudamericana S.A.	100	Management company
	Superglass S.A	100	Fabricated and tempered glass products

Canada	Oldcastle Building Products Canada Inc.	100	Masonry, paving and retaining walls, utility trenches and fabricated and tempered glass products

Chile	Vidrios Dell Orto S.A.	79.95	Fabricated and tempered glass products

United States	CRH America, Inc.	100	Holding company
	Oldcastle, Inc.	100	Holding company
	Oldcastle Building Products, Inc.	100	Holding company

Incorporated and operating in	Company name	% held	Products and services
United States	Architectural Products Group
	Anchor Concrete Products, Inc.	100	Concrete block and pavers
	Big River Industries, Inc.	100	Lightweight aggregate and fly-ash
	CCI Manufacturing, Inc.	100	Specialty stone products and concrete
	Dixie Cut Stone & Marble, Inc.	100	Retail and wholesale distributor
	Glen-Gery Corporation	100	Clay brick
	Oldcastle Architectural, Inc.	100	Holding company
	Oldcastle APG Midwest, Inc.	100	Specialty masonry, hardscape and patio products
	Oldcastle APG Northeast, Inc.	100	Specialty masonry, hardscape and patio products
	Oldcastle APG South, Inc.	100	Specialty masonry, pavers and patio products
	Oldcastle APG West, Inc.	100	Masonry, landscaping and patio products
	Oldcastle Concrete Designs, Inc.	100	Specialty concrete products
	Oldcastle Retail, Inc.	100	Pre-mixed products, specialty stone products
	Oldcastle Westile, Inc.	100	Concrete rooftile and pavers

	Distribution Group
	Allied Building Products Corp.	100	Distribution of roofing, siding and related products
	A.L.L. Roofing & Building Materials Corp.	100	Building materials distribution
	Arzee Supply Corp. of New Jersey	100	Building materials distribution

	Glass Group
	Oldcastle Glass, Inc.	100	Custom fabricated and tempered glass products
	Precast Group
	Oldcastle Precast, Inc.	100	Precast concrete products, prestressed plank and structural elements

Sources and availability of raw materials

CRH generally owns or leases the real estate on which the raw materials, namely aggregates and clay reserves, are found. CRH is also a significant purchaser of certain important materials such as cement, bitumen, gas, fuel and other energy supplies, the cost of which can fluctuate by material amounts and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these products, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen and fuel.

Property, Plants and Equipment

At May 31, 2003, CRH and its joint ventures had a total of 1,386 building materials production locations, of which 809 were located in The Americas, 127 were located in Ireland and 450 in Mainland Europe. At the same date, CRH had a total of 322 Merchanting & DIY locations of which 117 were located in the United States and 205 in Mainland Europe. 294 locations in the United States, 9 in the Republic of Ireland, 39 in Britain and Northern Ireland, 221 in Mainland Europe and 8 in Canada are leased, with the remaining 1,137 locations held on a freehold basis.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. CRH has a continuing program of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. The Group’s principal properties by acreage at May 31, 2003 are listed below. All quarries are open pit.

Principal properties	Description	Title	Approximate area - acres	Business activity
Republic of Ireland

Platin, Co. Meath	Cement plant and related land quarries and buildings	Freehold	1,450	Manufacture of cement and clinker

Limerick, Co. Limerick	Cement plant and related land, quarries and buildings	Freehold	2,250	Manufacture of cement and clinker

Poland

Ozarów	Cement plant and related land quarries and buildings	Freehold	1,500	Manufacture of cement and clinker

Environmental Regulations

CRH is strongly committed to continued compliance with all applicable environmental legislation in all of its operating companies and geographic regions, and to conducting its activities in full recognition of its responsibilities towards the environment. CRH is subject to numerous national and local environmental laws and regulations concerning air and noise emissions, discharges to surface waters, avoidance of ground and groundwater contamination, proper disposal of waste materials, site restoration and many other environmental issues. Based on the evidence of annual internal environmental reviews, management believes that the Group’s operations are in compliance in all material respects with applicable environmental laws.

The Group Technical Advisor and the Environmental Liaison Officers (ELOs) in the operating companies coordinate the implementation of Group Environmental Policy. In this way, environmental legislation and compliance issues, together with related guidelines on implementation, are communicated to line management in the operating companies, and the latter bear the primary responsibility for environmental compliance throughout the Group.

The costs of complying with the myriad environmental laws and regulations pertaining to the Group’s operations and products are embedded in the normal costs of conducting the Group’s business. It is not possible to quantify precisely the amount of all such costs because they are pervasive throughout the Group’s operations as well as being related to and inextricably intertwined with health, safety and other laws and regulations to which the Group is subject. Although environmental compliance costs are significant, the Group has no reason to believe these vary significantly from costs incurred by other comparable companies engaged in similar businesses.

At the end of each year, the ELOs assist the Group Technical Advisor in internally reviewing environmental performance throughout the Group and the results are reported to the CRH Board.

The 2002 review again confirmed a high degree of compliance right across Group locations. A number of non-compliances were noted, many of which were of an administrative nature; all have been or are being proactively resolved to the satisfaction of the respective permitting authorities. In Ireland a situation involving unauthorized illegal dumping of waste by third parties on Roadstone Dublin’s Blessington site is under investigation. All acquisitions during the year were subjected to specific environmental due diligence, and were subsequently integrated into the ELO review structure. Additionally, over 250 Group locations have opted for ISO 14001 independent certification of their environmental management systems. For example, Ibstock achieved ISO14001 certification at all 24 of its brick plants, twice as many as the rest of the UK brick industry put together.

In 2002, CRH continued with a €28 million further investment in a wide range of environmental improvements across all Group activities and countries of operation. These investments improved and modernized production processes, reducing air and dust emissions, reducing water usage and discharges, reducing noise and waste, moving CRH towards best industry practice in all those areas. As an example, Tilcon Connecticut won a Globe Award from the American Road and Transportation Builders Association for its innovative stormwater retention system at its flagship North Branford Quarry. In parallel, environmental developments drive product innovation. For example, BMI supplied motorway acoustic walls at La Rochelle, France, with excellent architectural features and engineered sound-dampening properties. The U.S. Precast Group was acclaimed by the New York City Partnership for the affordability, speed of construction and groundbreaking energy conservation of the Melrose Commons development in South Bronx, New York City.

CRH recycled eight million tons of demolition materials and four million tons of asphalt pavement materials, equivalent to over 4% and 10% of Group production of aggregates and asphalt respectively. CRH additionally recycled four million tons of fly-ash, slag and other secondary materials into processes and products, again adding value to materials that would otherwise go to landfill. Some 380 Group locations recycled water, enabling conservation of valuable water resources. CRH restored or landscaped another 390 hectares (975 acres) of worked-out quarries and pits and planted another 220,000 trees, demonstrating a longer-term commitment to return these areas to nature. For example, in Finland, Lohja Rudus restored, landscaped and planted the worked-out Sandudden Pits, creating an acclaimed nature reserve.

While management continuously monitors environmental developments in all its geographical areas, the full impact of future laws and enforcement policies thereunder on the Group’s operations, or on the exploration for new reserves, cannot be predicted precisely. There can be no assurance that material environmental costs and liabilities will not be incurred by CRH in the future, and the Group anticipates that an increasing level of capital and revenue expenditure will be required to meet future environmental obligations. However, the Group does not expect that it will be affected differently from its peers in the industry.

At May 31, 2003, there were no material pending legal proceedings relating to environmental regulations or to site remediations that might be anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely future environmental liability of any major significance.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The 2002 financial statements and the 2001 and 2000 comparative figures are presented in euro.

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Form 20-F. These financial statements have been prepared in accordance with Irish GAAP, which are consistent with U.K. GAAP but which differ in certain significant respects from U.S. GAAP. A discussion of the significant differences between Irish GAAP and U.S. GAAP, which affect the Consolidated Financial Statements of CRH, is set forth in Note 32 of the Notes to Consolidated Financial Statements.

For the years 2000 and 2002 net income per Ordinary Share is higher under U.S. GAAP than under Irish GAAP; in 2001, net income per Ordinary Share under U.S. GAAP was lower than the amount reported under Irish GAAP (see “Item 3—Key Information”).

Note 2 of Notes to Consolidated Financial Statements shows the information required under U.S. GAAP for CRH’s last three fiscal years (a) a geographical analysis of total net sales and operating income, including share of joint ventures, and (b) total net sales and operating income, including share of joint ventures attributable to each class of business, together with certain additional information relating to each class of business and geographical area.

In the discussion of the results of business operations by geographical area below, all references to sales and operating income are on the basis of the seven reportable segments for U.S. GAAP purposes (see page 14 and Note 32 Segmental Analysis—Information required by SFAS 131 on pages F-62 to F-64). Operating income is stated before goodwill amortization charge and gain on sale of assets. The 2001 comparative tables have been restated to show operating income before goodwill amortization charge and gain on sale of assets (in prior years, the analysis by segment was based on income before interest expense, which included gains on sale of assets and was after deduction of goodwill amortization).

General

The level of construction activity in the geographical areas in which Group businesses operate influences the Group’s results. Activity in the construction industry is characterized by cyclicality and is dependent to a significant extent on the overall level of government capital expenditure, the level of activity in the housing, industrial and commercial construction markets and local weather conditions.

During the last three years, through acquisitions and internal growth, the Group has continued to expand its businesses of producing and selling a wide range of building materials and of operating builders merchanting and DIY stores. All of the growth in net sales, which increased by 22% since 2000, was attributable to acquisitions, offset by declines in ongoing operations and adverse translation effects. Operating income declined as a percentage of total net sales from 10.4% in 2000 to 9.7% in 2002. The addition of operating income of acquired companies was more than offset by declines in ongoing operations and adverse translation effects during this period.

In the year 2000, the full year effect of the financing cost of prior year acquisitions and of the financing costs related to acquisitions during the year were only partly offset by ongoing cash flows, resulting in an increase of €98.2 million in net interest expense in 2000.

In 2001, the benefit of the €345 million placing in September 2000 and the March 2001 rights issue plus ongoing cash flows offset the financing cost of acquisitions resulting in a reduction of €17.6 million in net interest expense in 2001 compared to 2000.

The incremental interest income in 2002 arising on the proceeds from the March 2001 Rights Issue amounted to €13 million. Lower interest rates combined with the benefits of strong cash flows from operating activities reducing debt levels resulted in a strongly positive finance cost impact from ongoing operations which gave a reduction of €34.8 million in net interest expense (see below – net interest expense comprises interest income, interest expense and share of joint ventures net interest expense).

The Group’s low effective tax rate (taxation as a percentage of income before taxes) principally reflects the fact that manufacturing income in Ireland is subject to a 10% Corporation Tax rate, which is guaranteed to the year 2010. The Group’s effective tax rate was 27.8% in 2000 reflecting the geographic mix of earnings, in particular the higher proportion of income generated in North America. The tax rate reduced to 27.0% in 2001 reflecting lower taxable income in Finland and Poland and reduced by a further 0.5% to 26.5% in 2002 due to lower taxable income in higher tax rate countries.

CRH’s ordinary shareholders’ equity increased by €2,546.2 million to €4,746.7 million during the three years to December 31, 2002; this increase reflects net proceeds of €1,522.3 million from equity issues and €1,363.2 million (after dividends appropriated of €346.7 million) of net income retained, partly offset by negative currency translation effects on the Group’s net investment in different currencies, primarily the U.S. dollar, of €339.3 million.

During the same three-year period, the Group’s net debt (calculated as the sum of long-term debt, bank loans and overdrafts, less cash) increased by €40.6 million to €1,709.9 million. Total expenditure of €4,926.1 million during the three-year period on acquisitions, investments and capital expenditure, together with dividend payments of €320.1 million and tax payments of €381.4 million, were largely offset by net cash flow from operations of €3,720.7 million, together with net proceeds of €1,522.3 million from equity issues, €234.8 million from asset sales and €109.2 million from preference shares issued to minority interests.

These factors have resulted in net debt as a percentage of ordinary shareholders’ equity being 39.9 percentage points lower at December 31, 2002 (36.0%) than at January 1, 2000 (75.9%).

The Group uses a number of accounting measures in the following operating and financial review, which are described and reconciled below.

Interest cover ratios:    management believes that EBIT and EBITDA interest cover based ratios are useful to investors because they match the earnings and cash generated by the business to the underlying funding costs. Recent major financings by the Group incorporate covenants based on EBITDA to net interest expense cover rather than debt to shareholders’ funds. The calculation of net interest expense in the following table presents the various interest-related items of the Group’s income statement, added together to show net interest expense for each year. For the purposes of the covenants incorporated in recent financings by the Group, net interest expense excluding joint ventures is calculated as shown in this table.

Interest cover	2002	2001	2000
	€ m	€ m	€ m
Net interest expense
Interest income (a)	(44.5)	(63.8)	(63.9)
Interest expense (a)	175.9	233.5	253.9

Net interest expense excluding joint ventures	131.4	169.7	190.0
Share of joint ventures’ net interest expense (a)	7.1	3.6	0.9

Net interest expense including joint ventures	138.5	173.3	190.9

Gross interest expense
Interest expense (a)	175.9	233.5	253.9
Share of joint ventures’ net interest expense (a)	7.1	3.6	0.9

Gross interest expense	183.0	237.1	254.8

Interest cover (continued)	2002	2001	2000
	€ m	€ m	€ m
Share of joint ventures income before interest expense
Share of joint ventures’ operating income before interest expense (a)	33.5	26.5	16.9
Share of joint ventures’ goodwill amortization (b)	(2.0)	(1.4)	(0.4)
Share of joint ventures’ gain on sale of investments and property, plant & equipment (b)	1.2	0.4	—

Share of joint ventures income before interest expense D	32.7	25.5	16.5

Reconciliation of income before interest expense to net income
Income before interest expense (a)	994.2	976.2	887.6
Net interest expense including joint ventures	(138.5)	(173.3)	(190.9)
Taxes on income (a)	(226.8)	(217.0)	(193.7)
Equity minority shareholders’ interest (a)	(5.5)	(3.8)	(4.6)
Dividend on preference shares (a)	(0.1)	(0.1)	(0.1)

Net income (a)	623.3	582.0	498.3

Calculation of EBIT
Income before interest expense (a)	994.2	976.2	887.6
Share of joint ventures’ income before interest expense (D above)	(32.7)	(25.5)	(16.5)

EBIT	961.5	950.7	871.1

Calculation of EBITDA
Income before interest expense (a)	994.2	976.2	887.6
Goodwill amortization (a)	69.6	60.6	43.7
Depreciation (c)	456.3	436.1	351.7
Share of joint ventures’ operating income before interest expense (a)	(33.5)	(26.5)	(16.9)
Share of joint ventures’ gain on sale of investments and property, plant & equipment (b)	(1.2)	(0.4)	—

EBITDA	1,485.4	1,446.0	1,266.1

Interest Cover
	(times)	(times)	(times)
Gross interest cover (income before interest expense plus interest income divided by gross interest expense)	5.7	4.4	3.7
EBIT interest cover (EBIT divided by net interest expense excluding joint ventures)	7.3	5.6	4.6
EBITDA interest cover (EBITDA divided by net interest expense excluding joint ventures)	11.3	8.5	6.7

(a)	These items appear as line items in the Consolidated Statements of Income on page F-10.
(b)	The share of joint ventures’ Goodwill amortization and Gain on sale of investments and property, plant & equipment are included in the total amounts disclosed on these line items in the Consolidated Statements of Income, and are separately disclosed in Note 2 on page F-20.
(c)	Depreciation expense, which is reported in Note 4 (page F-23) and Note 14 (pages F-31 to F-32) of the Notes to Consolidated Financial Statements, is not shown as a separate line item in the Consolidated Statements of Income on page F-10. The relevant portion of the total depreciation expense is included in the line items Cost of goods sold and Distribution and administration expenses in the Consolidated Statements of Income as appropriate.

2002 compared with 2001

Results

The key components of 2002 performance are analyzed in the table on page 40.

Exchange translation effects

The average 2002 euro exchange rate was 5% stronger versus the U.S. dollar than in 2001 resulting in a net negative income before taxation translation impact of €28 million. The income statement impact of other currency movements during 2002 was not significant.

Incremental impact of acquisitions

The incremental operating income (see definition on footnote (b) on page 3) effect in 2002 of €34 million from acquisitions completed during 2001 principally reflects an additional seven-month contribution from the 25% joint venture investment in the Mashav Group, which owns Nesher Cement, Israel’s sole cement producer, together with contributions from 2001 acquisitions in the Products & Distribution Divisions in Europe and North America. The incremental benefit from 2001 acquisitions in the Americas Materials Division was, as expected, modestly positive despite first-time winter losses at Mount Hope Rock Products which was acquired in April 2001.

The €80 million operating income impact of acquisitions completed during 2002 principally reflects a strong contribution from the EHL Group, a producer of concrete paving and landscape walling products in Germany, which was acquired in May 2002. CRH also benefited from strong initial contributions from Americas Materials Division acquisitions in Iowa, Utah, Idaho and Ohio as well as from deals completed by the Architectural Products and Distribution groups across their operations in the United States.

Benefits of 2001 rights issue

The incremental interest income in 2002 arising on the proceeds from the March 2001 Rights Issue amounted to €13 million.

Ongoing operations

In a very difficult year, ongoing operations suffered a decline at the sales and operating income levels. The most severe setback was experienced by the Americas Materials Division which suffered from unseasonably wet weather in May and June and slower underlying second half demand. The Precast operations in the Americas Products & Distribution Division continued to be affected by the sharp decline in nonresidential activity; however, the Architectural Products, Glass and Distribution activities combined reported an increase in operating income. In Europe the Materials Division reported similar underlying income before taking account of a €7 million rationalization charge in its Polish operation. The Europe Products & Distribution Division reported a slight decline in underlying income which was largely offset by a €3 million reduction in rationalization costs compared with 2001.

Lower interest rates combined with the benefits of strong cash flows from operating activities resulted in a positive finance cost impact from ongoing operations

Analysis of the change in net sales, income before interest expense and income before tax for 2002

(including share of joint ventures)

			Incremental effect in 2002 of acquisitions completed during				Incremental effect in 2002 of rationalization costs charged in
	2001	Exchange translation effects	2001	2002	Disposed businesses	Benefits of 2001 Rights Issue	2001	2002	Ongoing operations	2002
	€ million
Net sales	10,444	(390)	436	678	(45)	—	—	—	(329)	10,794

Operating income	1,020	(38)	34	80	—	—	8	(12)	(44)	1,048
Goodwill amortization	(61)	2	(6)	(5)	—	—	—	—	—	(70)
Gain on sale	17	—	—	—	—	—	—	—	(1)	16

Income before interest expense	976	(36)	28	75	—	—	8	(12)	(45)	994
Net interest expense	(173)	8	(25)	(20)	—	13	—	—	59	(138)

Income before tax	803	(28)	3	55	—	13	8	(12)	14	856

Change		-3%	—	+7%	—	+1%	+1%	-1%	+2%	+7%

Taxation as a percentage of income before taxes at 26.5% was 0.5 percentage points lower than 2001 (27.0% in 2001).

Net income attributable to ordinary shareholders for 2002 amounted to €623.3 million, an increase of 7.1% over 2001 net income of €582.0 million.

The growth in net sales, net income per share and net dividend over a five and ten year period are highlighted below.

Compound average growth rates (based on Irish GAAP)

	5 Year	10 Year
Net sales	21%	21%
Net income per share	15%	21%
Net dividend(i)	13%	13%

(i)	see Note 9 (i) of Notes to Consolidated Financial Statements on page F-26.

Outlook 2003

The general political and economic environment remains uncertain. There are continuing terrorist outrages, as well as instability in Iraq and the Middle East. Oil prices remain high and world economic performance remains sluggish at best. Markets are likely to remain difficult for the immediate future.

However, CRH is well positioned in the vast majority of its markets, and while there are risks, there are also opportunities. CRH has worked in recent years to restructure individual businesses, where necessary, to enable them to compete effectively. With a strong focus on cost control, optimizing cash flow by rigorous management of working capital and capital expenditure, and a strong balance sheet, CRH is well positioned to further develop the Group through its continuing program of acquisitions where the Group sees value and good strategic fit. CRH remains committed to its twin goals of performance and growth.

Americas Materials

In 2002, the Americas Materials Division was the second largest contributor to Group net sales and the largest to Group operating income.

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic*
Net sales	29%	3,072	3,168	-96	-167	+100	+241	-270

Operating income	32%	336	346	-10	-18	+1	+40	-33

Operating income margin		10.9%	10.9%

1.	The US dollar was on average 5% weaker against the euro in 2002 when compared to 2001.
2.	Net sales decreased by 3%, primarily due to weak markets. Margins remained constant as the decline due to sales decreases in the heritage operations were offset by higher margins in acquired companies.
*	The term “organic” and “underlying” have the same meaning in the discussion that follows.

2002 overview

The Division suffered from weak markets and high bitumen costs resulting in a 9% decline in underlying income from 2001 levels. Particularly wet weather in May and June combined with more normal weather conditions in the final quarter of the year, in contrast with the unseasonably dry and warm equivalent period of 2001, also impacted results. These factors were partly offset by a major cost reduction program across the Division and positive contributions from our 2002 development initiatives.

Another busy development year saw significant add-ons to existing operations with a combined spend of €439 million on 20 deals. The largest acquisitions completed during the year were U.S. Aggregates’ operations in Idaho, Utah and Alabama, two sand & gravel pits and four quarries in Ohio, and Nuckolls Concrete in Iowa. The Division successfully completed other add-on deals that complement existing operations and continue the focus on acquiring strategically located, high quality aggregate reserves.

Blacktop volumes declined from the record levels experienced in 2001, although development initiatives led to increases in overall aggregate and readymixed concrete volumes. Excluding the impact of recent acquisitions, the heritage companies saw volume declines of approximately 7% in both aggregates and asphalt, and a fall of over 14% in readymixed concrete year-on-year.

After a reduction in 2001, bitumen costs increased once again which had a material impact on income. This was mitigated to some extent by investments in winter storage facilities and the Division’s strategic purchasing arrangements, which allowed us to secure bitumen supplies at somewhat cheaper winter rates.

TEA-21, the Federal highway spending program, had a strong funding in 2002 of $31.8 billion, but some projects were delayed due to the uncertainty surrounding 2003 funding levels and worsening conditions in the finances of some states. Across our operations, residential markets remained strong, buoyed by continued low interest rates. Non-residential construction fell, especially in certain sectors such as office and hotel development, reflecting the slower economy.

The Division has grown rapidly in recent years and we have implemented a major restructuring to meet future challenges. We are now organized into four regional groups: New England, New York/New Jersey, Central and West. The new organization is determined to face the challenges of the years ahead and to build on the track record of the Americas Materials Division.

New England

2002 was a satisfactory year despite income declining from 2001 levels. The Vermont paving program was reduced, with several large highway jobs displacing funds usually directed towards road maintenance. Our operations in Massachusetts continued to experience slight improvements as less state funds were tied up in Boston’s Big Dig project (a major highway and tunnel construction project) than in previous years.

Rigorous cost control and focused marketing resulted in a strong year at Tilcon Connecticut’s operations.

New York / New Jersey

Our New York businesses had mixed results. Excellent results in the New York metro area due to solid demand, and a satisfactory performance in our upstate operations based in Albany, contrasted with a weak Rochester market, with the result that overall operating income was marginally behind 2001. The integration of our 2001 acquisition of Mount Hope exceeded expectations despite a competitive construction market in New Jersey.

Central

High bitumen costs and a weak private construction market resulted in significantly lower income in Pennsylvania and Delaware. Readymixed concrete also suffered with the decline in commercial construction markets. We have taken appropriate action to bring costs into line with our reduced volumes.

Our operations in Michigan, Ohio and West Virginia performed below expectations. Volumes were mixed in our Michigan markets, particularly in Detroit, but results were supported by benefits accruing from investment in our bitumen storage facilities. Ohio was impacted by poor rural resurfacing markets, although results were improved by the acquisition of Chesterhill in central Ohio, four quarries in the Columbus, Ohio area and R.H. Armstrong in West Virginia.

West

The West region comprises a wide geographic area, with over 300 locations in 12 states west of the Mississippi River.

Markets in southern Idaho and Utah slowed significantly during 2002 with little job growth and overbuilt conditions in the non-residential sector, although private residential work remained buoyant. The successful integration of U.S. Aggregates with our existing operations, combined with major overhead cost reductions, had a positive impact on our results in 2002.

Our operations in certain resort towns in western and southern Colorado were impacted by weak residential and commercial markets, mainly due to the declines in the stock market. Our Wyoming and South Dakota businesses enjoyed relatively stable conditions and had a satisfactory year.

In eastern Washington and northern Idaho, we had another solid performance in somewhat softer markets. Our Seattle operations were impacted by local economic problems arising from recent aerospace and technology sector layoffs. We increased our investment in Montana with the acquisition of Maronick Construction and NUPAC in the western part of that state; these additions have met our expectations.

Iowa continues to perform ahead of expectations. In addition to the aggregate and asphalt operations acquired in 2001, we are now active in readymixed concrete through the 2002 acquisition of Nuckolls Concrete Services, a readymixed concrete producer in central and western Iowa. Together with some smaller add-on deals, we have created a substantial vertically integrated materials business in Iowa.

Outlook 2003—Americas Materials

We expect the residential sector to remain at 2002 levels, with a sluggish commercial environment in most of our markets. The Bush administration initially proposed a fiscal 2003 spending cut of 30% to TEA-21 highway funding. With significant efforts by our industry, the funding levels have been restored to $31.6 billion, only 1% behind the 2002 level. This reflects the support for highway spending in the U.S. Congress, which has the authority to set spending levels. On the other hand, some states have used TEA-21 funds to replace their own state highway funding and this is likely to continue in the short term due to state budget deficits, impacting our road maintenance businesses. The next Federal highway funding bill will be considered in 2003. Initial indications are that the highway program will be funded at higher levels than TEA-21.

Against the backdrop of a challenging environment in many of our markets, including the significant budget deficit in the State of Connecticut, weak markets in Utah, Colorado and Seattle, and uncertainty in key energy input costs, particularly bitumen, the focus of our experienced management team in 2003 will remain on achieving efficiencies through cost reduction initiatives while continuing to deliver further growth through development activity.

Americas Products & Distribution

In 2002, the Americas Products & Distribution Division was the largest contributor to Group net sales and the second largest contributor to Group operating income.

The Division is comprised of two reportable segments, Products and Distribution. Discussions of each of the reportable segments follow and highlight the key achievements and challenges during the year.

Products (comprising four groups—Architectural Products, Precast, Glass and South America)

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Net sales	21%	2,290	2,343	-53	-159	+114	+62	-70

Operating income	24%	249	256	-7	-15	+9	+7	-8

Operating income margin		10.9%	10.9%

1.	The US dollar was on average 5% weaker against the euro in 2002 when compared to 2001.
2.	Margins in businesses acquired during 2001 and 2002 were on average lower than existing businesses.
3.	A 3% decrease in underlying net sales resulted in a similar decrease in underlying income, with the Division maintaining its margin through cost reductions.

2002 overview

2002 presented a challenging marketplace resulting in added pressure on each of the product groups. Key elements of this environment were the lingering effects of the September 11 outrage exacerbating an already weakened commercial market and a collapse of the telecommunications industry. Relatively low interest rates prevailed throughout the year, supporting continued strength in the housing market.

The Division’s operations in the Northeast and Southeast were the most adversely affected by weak markets and demanding competitive conditions. The difficulties in the telecommunications industry were a key factor in the decline in income in the Precast Group.

Argentina’s economy continued to suffer from the combined effects of a weaker peso, political uncertainty and international credit concerns. While the Chilean economy was somewhat stronger than the Argentine economy, construction activity continued to be lackluster.

These challenging macroeconomic circumstances resulted in the Division recording a 2% decline in sales and a 3% decline in operating income.

Architectural Products

In 2002, APG achieved solid growth in sales and operating income, aided by significant acquisition activity in 2001/2002.

Market conditions for construction-oriented masonry products were weak in most regions, resulting in lower sales and income in this sector than in 2001. A notable exception was the West region, where sales and income matched last year in competitive markets. Clay brick producer Glen-Gery moved ahead in sales terms reflecting the late 2001 acquisition of Global Clay, but income declined due to a combination of lower underlying volumes and particularly competitive markets.

Belgard®, APG’s professional hardscapes product line, and its lawn and garden products, achieved strong sales and income growth. Results were particularly good in the Northeast with income well ahead of last year. Gains in plant efficiencies across all regions contributed to the improved income in these product categories. Strong sales of Sakrete® cementitious dry-mix products to homecenters coupled with aggressive cost reductions moved income ahead strongly at our dry-mix operations.

Development spend in 2002 amounted to €153 million. Small bolt-on acquisitions in South Carolina and southeastern California helped expand our masonry business in these regions. The acquisition in March of Anchor Concrete Products, with four plants in New Jersey, provides a strong presence in the large and growing New Jersey, New York and eastern Pennsylvania markets.

In October, APG acquired the Specialty Minerals Group, establishing a platform in decorative stone, pelletised lime soil conditioner as well as consumer and industrial lime products. Its four plants in Massachusetts, New Jersey, Pennsylvania and Virginia expand APG’s lawn and garden business in the East. In December, the acquisition of Dixie Cut Stone & Marble extended our decorative stone business into the Midwest and added growth platforms in cut limestone and marble and granite products.

Precast

Due to continuing soft non-residential markets and a depression in telecommunications, sales were below the level of 2001, which had a substantial negative effect on income. Rebounds in our California and Maine operations were inadequate to overcome setbacks in telecommunications across the country in our prestressed business in the Northeast and a general weakness in the Southeast.

Aggressive steps have been taken to cut costs, divest assets and exit non-core markets. However, we have also taken the opportunity to make some acquisitions. Christy Concrete Products, a national leader in concrete and polymer meter boxes, was acquired in August 2002 and, when combined with Synertech gives us national coverage and growth potential. In late 2002, we acquired the assets of Precast Systems in Houston and Loomis in eastern Pennsylvania, expanding our presence in these markets. Telecommunications products remain an important long-term element of our business; consequently in October, we purchased the Shelter Division assets of Andrew Corporation with plants in Georgia and Kansas, making us one of the largest producers of communication enclosures in North America.

We continue to make prudent investments to update our facilities throughout the Precast Group. In 2002, the two-year rollout of a modern software system was completed, creating a foundation for future growth and efficiencies.

Glass

In 2002, non-residential architectural glass markets weakened significantly. Despite these challenging trading conditions, Glass Group reported only a modest decline in sales and operating income reflecting the benefits of a program of internal cost reduction and volume gains.

In July 2002, the Group formed a joint venture with Arpal Aluminum Systems, to supply proprietary blast-mitigation windows and curtain wall systems to U.S. Government agencies worldwide. The new company, Oldcastle-Arpal LLC, combines the geographic reach and laminated glass manufacturing capacity of Oldcastle Glass with the patented, energy-absorbing blast mitigation glazing solutions developed by Arpal. This organization has been selected by the U.S. General Services Administration to supply blast-mitigation windows for the headquarters of a federal government building in the metropolitan Washington D.C. area. Additionally, the group made a modest investment in branded entrance systems which further extends its offering of specialized glazing and entrance systems to architects and product specifiers.

South America

Despite extraordinarily difficult economic conditions in Argentina, our clay products operations achieved strong income growth in local currency terms as a result of effective domestic marketing and a growing export business. The Group’s glass fabricator in Argentina suffered a substantial decline in sales and operating income due to the collapse in the commercial construction market. Income in our Chilean glass operation declined despite aggressive cost reductions due to a challenging construction environment.

Distribution

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Net sales	9%	999	897	+102	-47	+27	+99	+23

Operating income	4%	43	30	+13	-2	+3	+7	+5

Operating income margin		4.3%	3.3%

1.	The US dollar was on average 5% weaker against the euro in 2002 when compared to 2001.
2.	Margins in businesses acquired during 2002 and 2001 were on average higher than existing businesses.
3.	A 2% increase in underlying net sales and a margin improvement from pricing benefits achieved by using the capability of the new information system resulted in a 17% increase in underlying income.

The Distribution group is comprised solely of Allied Building Products, which does all its business in the United States.

Good progress was achieved in 2002 with an excellent performance from our heritage operations. Same-branch sales growth was achieved and overall growth was enhanced by acquisitions in Chicago, Los Angeles and northern New Jersey. A significant improvement in operating income resulted largely from improved gross margins and a successful integration of the three acquisitions. Effective use of information technology has played a critical role in optimizing operating margins and asset management.

Outlook 2003—Americas Products & Distribution

Construction forecasts for the coming year reflect much the same level of activity as 2002.

Europe Materials

In 2002, the Europe Materials Division was the fourth and smallest contributor to Group net sales and the third to Group operating income. This Division is comprised of two segments based on a geographical split, Republic of Ireland and the rest of Europe, or “Other”.

Republic of Ireland

2002 overview

In Ireland, demand for our products slowed by about 4% although construction output remained at a high level.

Construction activity gained momentum in the second half of the year following a 10% decline during the first six months, and finished the year 4% down on 2001. Residential construction was stronger than in 2001 and road construction work benefited from activity on a number of major National Development Plan projects. Public sector building work also remained buoyant. However, the commercial and industrial sectors in Dublin were very weak with volumes in that sector falling by up to 30%.

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Net sales	6%	711	710	+1	—	+1	—	—

Operating income	12%	131	135	-4	—	—	—	-4

Operating income margin		18.4%	19.0%

(1)	No increase in underlying net sales due mainly due to an overall decline in the market while the reduction of 3% in underlying income resulted from a decline in margins due to under-recovery of cost increases.

Our cement business once again achieved excellent production levels at its two factories and substantially completed a number of efficiency improvement projects including a new process control system at Limerick and a new shale crusher/blender system at Platin.

Our concrete products and aggregate companies continued to develop their businesses with the acquisition of Allister Quarries in County Monaghan, the construction of new blacktop plants to supply major road contract jobs in Cork and Kildare and a new precast walling project in Dublin.

2002 was another extremely difficult year for our seawater magnesia business during which low-priced Chinese exports of fused magnesia reduced overall world prices. Increased energy costs, particularly natural gas, are exacerbating this difficult situation.

Europe Materials—Other

2002 overview

CRH’s other European Materials operations are based primarily in Spain, Poland, Finland and the Baltics, Switzerland, Northern Ireland and Israel.

Poland maintained last year’s volumes in a very challenging business environment and our early corrective measures allowed us to maintain underlying profitability. Activity in Finland and in Switzerland was lower than in 2001 but demand was buoyant in Spain and the Ukraine.

In total, an increase of 5.6% in net sales was recorded. Overall results benefited from a full-year contribution from Israel and, after charging Polish rationalization costs of €7 million, income was in line with 2001 levels.

We adopted a cautious approach to acquisition opportunities, particularly as valuations were not yet reflecting medium-term trading prospects. The Division spent a total of €32 million on a number of add-on businesses in Switzerland, Finland, Ireland and Poland.

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalization	Organic
Net sales	12%	1,216	1,151	+65	-16	+56	+14	—	+11

Operating income	13%	136	136	—	-2	+8	+1	-7	—

Operating income margin		11.2%	11.8%

1.	Margins in 2001 and 2002 acquisitions were higher than in existing companies.
2.	A 1% increase in underlying net sales was principally due to sales increases in Spain offset by declines in Switzerland. This sales increase resulted in a nil impact on operating income as margins declined due to under-recovery of cost increases.

Spain

In Spain, construction activity continued to grow, expanding by about 7%. Major infrastructure investment was the main driver while the residential sector maintained a high level of output. Sales and income also advanced in a very competitive market.

Poland

The Polish economy continued to experience difficulties, and GDP growth at just over 1% was well below the level required to revitalize the construction industry. A significant overhang of unoccupied residential and office space coupled with general economic uncertainty meant that the lower interest rates which prevailed for the second half of the year had little impact on the construction market. As a result, output stagnated with increases in infrastructure and repairs, maintenance and improvements offset by decreases in commercial and residential completions.

In this difficult market, volumes in our cement operations only marginally increased. Operating performance at the Ozarów facility exceeded expectations and, with a lower cost base resulting from the €7 million rationalization program implemented early in the year, the cement companies achieved a significant improvement in underlying profitability and are very well placed to benefit from any future upturn in the economy.

Our concrete products and aggregates companies continued to be affected by very competitive conditions in their markets. As a result, margins were under pressure and income declined.

The Group continued to make selective investments in concrete products and blacktop, opening a new concrete paving plant in northern Poland and a blacktop plant to service the Warsaw market.

Finland/Baltics

The Finnish economy grew by approximately 1.6% in 2002 and inflation remained low. While overall construction activity was relatively stable, a 4% reduction in non-residential activity affected demand for our products.

Our operations in the Baltic States enjoyed an excellent performance, helped by continuing strong activity in St. Petersburg and Estonia. This, combined with improved operational efficiency in our Finnish operations, held overall operating income in line with 2001.

Switzerland

The Swiss construction industry slowed substantially from mid-year and construction volumes for 2002 were lower as a result. Demand for cement and concrete was affected by this slowdown and by delays on major infrastructure projects, particularly in the second half of 2002. The decline in volumes affected profitability but cost reductions and increased use of alternative fuels helped to reduce the impact of such decline.

Northern Ireland

Farrans Construction Division continued to perform strongly with a number of major projects in the water treatment sector coming on stream in 2002.

Israel

Despite the difficult political situation, Mashav performed satisfactorily in its first full year with the Group. The Israeli cement market was unchanged from 2001, while the West Bank and Gaza markets were 25% lower due to additional security controls.

Outlook 2003—Europe Materials

Republic of Ireland

The outlook in Ireland is for some reduction in activity in 2003. Housing should remain strong, but the commercial and industrial sectors are likely to weaken further. Ongoing activity on large infrastructure projects under the National Development Plan should underpin demand in the first half of 2003, but recently announced replacement projects are unlikely to pick up momentum until later in the year.

Other—Europe

In Northern Ireland construction activity was down 7% on last year in a very competitive market. However, road maintenance activity improved in the last quarter of 2002 and looks promising for 2003.

Construction activity in Spain is expected to continue to grow in 2003, although perhaps at a somewhat lower rate than in 2002.

In Poland, inflation is expected to remain low, and lower real interest rates and more affordable mortgage finance are expected to provide a stimulus to construction during 2003. Longer-term prospects have been enhanced by the decision of the European Union to set the date for Poland’s entry to the Union in May 2004.

The outlook for the Finnish economy in 2003 is for 3% growth in GDP supported by a strong performance in exports. Housing should benefit from continuing low interest rates and several large infrastructure projects started in 2002 will continue; non-residential building volume is expected to remain at 2002 levels and overall construction output growth of about 1%.

Our expectation for Switzerland is that the major infrastructure contracts will progress well in 2003 and will help compensate for weakness in other areas of the construction market.

Although the political climate in Israel remains uncertain, cement demand is forecast to grow by 4% as a result of a forecast GDP growth of 2% and additional infrastructure investment.

Europe Products & Distribution

In 2002, the Europe Products & Distribution Division was the third largest contributor to Group net sales and the fourth and smallest contributor to Group operating income. The Division is comprised of two segments, Products and Distribution.

2002 overview

In most of our major markets, construction output was weak in 2002. New residential building continued to be the most depressed sector. Fortunately, the repair, maintenance and improvement sector, in which we have significant presence, remained firm. In Great Britain, total construction output was strong but new housing activity was once again subdued.

Against this difficult backdrop, this division recorded a strong performance with sales advancing 15% to €2.5 billion and operating income up 31% to €153 million. This improved performance can be attributed primarily to the impact of acquisitions.

During 2002, our acquisition teams completed nine deals in seven countries investing a total of €242 million, including the €155 million EHL acquisition in Germany.

Products

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalization	Organic
Net sales	13%	1,416	1,181	+235	-6	+92	+169	—	-20

Operating income	10%	107	80	+27	-1	+11	+20	+6	-9

Operating income margin		7.5%	6.8%

1.	The underlying sales decline of 2% reflects difficult conditions in the clay and concrete operations. This resulted in a similar decline in operating income.
2.	Margins in acquired businesses in 2001 and 2002 were higher than ongoing operations.

Up to the end of 2002, the Products segment was organized into three product groups – Concrete Products, Clay Products and Building Products. The Building Products group in turn comprised 5 sub-groups: Fencing & Security, Daylight & Ventilation, Insulation and our small roofing products business were grouped together under Building Products; with effect from January 1, 2003 Insulation is reported separately as a fourth product group within the Products segment.

Concrete products

BMI, the French precast utility products manufacturer acquired in April 2001, completed its first full year within CRH. Although the market was weak, particularly with respect to the infrastructure sector, results met our expectations thanks to stringent cost control and to the introduction of innovative new products. In the Netherlands, our flooring and paving operations continued to suffer from the contraction in construction output, particularly in new housing. Cost reduction measures mitigated the income impact of these reduced volumes. Zoontjens, the concrete roof paver business acquired at the end of 2001, now part of our Dutch concrete group, met our income expectations.

In Belgium, our paving and utility products businesses performed well and returned improved income. Our structural products operations faced more difficult markets and showed a slight income decline. In August 2002 we acquired Douterloigne, a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with three production locations near Antwerp, Kortrijk and Tournai. Douterloigne has become part of our network of concrete businesses in Belgium.

In the U.K., our markets in concrete masonry and rooftiles were relatively buoyant. Increased sales of innovative roofing products combined with the benefits of consolidation of production facilities enabled us to achieve a significant increase in income.

In May 2002 we acquired the EHL Group, the German leader in concrete paving and landscape walling products for €155 million. Since acquisition, EHL has been integrated successfully into CRH and income for the eight months to end-2002 exceeded our expectations. We are working to realise fully the synergies between EHL and the other CRH concrete product businesses involved in the paving/landscaping sector in the Netherlands, Belgium and the U.S.

Clay products

U.K. housing starts and brick deliveries were marginally up from the previous year. Ibstock Brick achieved a modest improvement in both volumes and prices and cash generation remained strong; however, margins suffered due to an increase in natural gas costs. A major €9 million investment at four brickworks to realign production capacity between wire-cut and soft mud products was completed successfully.

Conditions in the Mainland Europe brick markets remained difficult with no recovery in Poland and Germany and a further decline in the Dutch market. The cost saving measures implemented in 2001 contributed to improved results, with our Dutch and German brick companies both showing improved income, partially offset by a further deterioration in Poland.

Insulation

The Insulation group had an excellent year reporting sales in excess of €200 million and an increase in operating income. ThermiSol, the Nordic leader in expanded polystyrene insulation, which was acquired late in 2001, has integrated very well into the group and income has met our expectations. In October, ThermiSol extended its area of activity into Estonia by acquiring the leading expanded polystyrene insulation manufacturer in that country. Also in October, we bought out the remaining 50% stake in EcoTherm, which produces polyurethane insulation board in the Netherlands and the U.K.

Building products

CRH Fencing & Security had a good year with sales and operating income ahead of the previous year. Activities in the Netherlands and the U.K. had strong sales and income, compensating for difficult market circumstances in Germany, with overall income in line with 2001. In August 2002, we acquired Geoquip, a leading manufacturer of electronic intrusion detection systems based in Derbyshire, U.K. Geoquip is a further step in our strategy of offering clients a full range of perimeter protection and security systems.

CRH Daylight & Ventilation had another challenging year in Germany, its major market, while our operations in the Benelux countries produced sound results. In total, although sales were down from 2001, tight control on costs enabled us to report higher income.

Distribution

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalization		Organic
Net sales	10%	1,090	994	+96	+5	+46	+93	-45	*	-3

Operating income	5%	46	37	+9	—	+2	+5	-3		+5

Operating income margin		4.2%	3.7%

*	reduction in sales relates to the disposal of Swiss distribution businesses.
1.	Margins in acquired businesses were on average higher than ongoing operations.
2.	Underlying net sales decreased by 0.4%. Underlying operating income increased by 14% as a result of strong organic DIY gains.

CRH’s Europe Distribution activities are based in the Netherlands, Belgium, France, Portugal, Poland and Switzerland.

In difficult markets, strong advances in sales and operating income were returned by our Distribution Group, which was also active on the acquisition front. Sales exceeded €1 billion for the first time.

Our DIY homecenter businesses had another year of excellent progress. In the Benelux countries, where we operate under the Gamma and Karwei franchises, sales increased by 21% aided by acquisitions. In April, we acquired three stores in the Utrecht area, bringing our network of stores to 61.

Our DIY joint venture in Portugal also made progress, with sales up 13% and income reaching satisfactory levels now that critical mass has been reached. During the year, two new stores were opened, bringing the total number of stores in the chain to 13. We plan further store openings in 2003.

Our Dutch distribution businesses serving professional customers had a disappointing year overall. Continued good performances at our cash-and-carry and roofing outlets were outweighed by poor results at the general merchants and ironmongery operations. A rigorous restructuring program has been initiated to scale these businesses back to address the reduced market.

In France, our merchanting businesses in Ile-de-France benefited from the full-year impact of Buscaglia, which was acquired in May 2001. Sales and income increased in a slowing marketplace.

In Switzerland, we made significant progress in developing our merchanting business. In June 2002 we acquired Vicom Baubedarf and in October 2002 we bought BBH Baubedarf. Together with our legacy business, Richner AG, we have now achieved market leadership in German-speaking Switzerland with a network of 45 locations realising sales of circa €400 million on a full-year basis. Good progress has been made with the integration of these businesses.

Outlook 2003—Europe Products & Distribution

Forecasts for construction output in our major markets continue to be disappointing. For 2003, we expect declines in Germany, Switzerland and the Netherlands, whilst France and Belgium will at best only equal 2002. The U.K. is the only market where we expect positive growth.

Our operating focus will continue to seek further improvements and cost efficiencies throughout our Division, while our development teams have several possible acquisition prospects in sight.

2001 compared with 2000

Results

The key components of 2001 performance are analyzed on page 52.

Exchange translation effects

The average 2001 euro exchange rate was 3% weaker versus the U.S. dollar than in 2000 resulting in a net positive income before tax translation impact of €12 million. The income statement impact of other currency movements during 2001 was not significant.

Incremental impact of acquisitions

The incremental 2001 income before interest expense effect of acquisitions completed during 2000 principally reflects a positive contribution from the Jura Group in Switzerland, acquired at end-November 2000, and from Glass Group deals in the United States, partly offset by the first time inclusion of winter losses from The Shelly Group (acquired February 2000) and Dolomite (acquired June 2000). This combined with higher full year goodwill amortization and financing costs, resulted in a negative impact of €6 million at the income before tax level arising from acquisitions made in 2000.

The impact of acquisitions completed during 2001 principally reflects strong acquisition activity in the Americas Materials and Architectural Products Groups. While there were no major strategic moves, the total acquisition and investment spend was the third largest in the Group’s history. Results from joint ventures include an initial five-month contribution from the 25% investment in the Mashav Group, which owns Nesher Cement, Israel’s sole cement producer.

Benefits of share issues

The incremental interest income benefits arising from the €345 million share placing in September 2000 and the income arising on the March 2001 rights issue proceeds amounted to €50 million.

Ongoing operations

For the first time since 1992 ongoing operations suffered a decline at the operating income level with increases in Ireland, Britain and The Americas more than offset by a decline in Mainland Europe reflecting difficult trading exacerbated by exceptional write-downs of €10 million in the German clay products and French concrete products operations. Lower interest rates combined with the benefits of the strong cash flows from operating activities resulted in a positive finance cost impact from ongoing operations.

Analysis of the change in net sales, income before interest expense and income before tax for 2001

(including share of joint ventures)

	2000	Exchange translation effects	Incremental effect in 2001 of acquisitions and investments completed during		Benefits of share issues	Closure costs	Ongoing	2001
			2000	2001
	€ million
Net sales	8,870	182	801	481	—	—	110	10,444

Operating income	919	20	42	65	—	(10)	(16)	1,020
Goodwill amortization	(44)	(1)	(10)	(6)	—	—	—	(61)
Gain on sale	13	—	—	—	—	—	4	17

Income before interest expense	888	19	32	59	—	(10)	(12)	976
Net interest expense	(191)	(7)	(38)	(24)	50	—	37	(173)

Income before tax	697	12	(6)	35	50	(10)	25	803

Change		+2%	-1%	+5%	+7%	-1%	+3%	+15%

Taxation as a percentage of income before taxes at 27.0% was 0.8 percentage points lower than 2000 (27.8% in 2000).

Net income attributable to ordinary shareholders for 2001 amounted to €582.0 million, an increase of 16.8% over 2000 net income of €498.3 million.

The growth in net sales, net income and net dividend over a five and ten year period are highlighted below.

Compound average growth rates (based on Irish GAAP)

	5 Year	10 Year
Net sales	26%	21%
Net income per share	19%	19%
Net dividend(i)	14%	12%

(i)	see Note 9 (i) of Notes to Consolidated Financial Statements on page F-26

Americas Materials

In 2001, the Americas Materials Division was the second largest contributor to Group net sales and the largest to Group operating income.

					Analysis of change
Results € million	% of Group	2001	2000	Change	Exchange translation	2000 acquisitions	2001 acquisitions	Organic
Net sales	30%	3,168	2,712	+456	+85	+48	+238	+85

Operating income	34%	346	263	+83	+9	-14	+42	+46

Operating income margin		10.9%	9.7%

1.	The US dollar was on average 3% stronger against the euro in 2001 when compared to 2000.
2.	Net sales increased by 3%, primarily due to favorable autumn weather conditions, which extended the construction season. Margins increased due to better blacktop margins as a result of lower asphalt costs and recovery of asphalt market share.

2001 overview

The Division had a profitable year due to underlying operating income growth and contributions from acquisitions. The Division also had a busy development year with 16 acquisitions at a combined cost of €0.45 billion. The largest acquisition completed during the year was the purchase of Mount Hope Rock Products, an aggregate, asphalt and paving company in northern New Jersey.

Energy prices declined from the historical highs set in 2000. Prices declined sharply for both bitumen, a major component of asphalt, and natural gas, used as a burner fuel in the production of asphalt. An unusually warm and dry autumn assisted volumes by extending the normal construction season.

The highway market, accounting for almost two-thirds of the Division’s business, is funded primarily by the Federal government and supplemented by state and local sources. TEA-21, which provides Federal funding from 1998-2003, saw significant growth in 2001. State and local funding was mixed with most local sources staying steady, though New York and Washington both reduced their support for highway spending. Overall, there was growth in the Division’s highway markets helped by favorable weather conditions extending the construction season. Private construction markets saw some moderate declines with the northwest and the intermountain west hit especially hard. Both housing and non-residential construction showed strength towards the end of the year.

Net sales increased by 17% to €3.2 billion and operating income rose by 31.5% to €346 million, resulting in margins increasing to 10.9%, a 1.2 percentage point increase over 2000’s energy impacted level.

Northeast

Pike Industries had a satisfactory year with increased net sales and operating income. Strong highway and private markets along with remarkably good autumn weather resulted in buoyant markets in the northern New England states of Vermont, New Hampshire and Maine. In addition, Massachusetts benefited from a return to more normal state spending levels on maintenance as the Boston “Big Dig” project began to wind down. Rhode Island remained competitive but margins improved as the investment in new crushing and asphalt facilities at the Cranston quarry reduced costs.

Income at Tilcon Connecticut declined slightly as private markets softened due to higher unemployment and declining consumer confidence. Public markets were steady.

Tilcon New York had a good year with income more than doubling due both to underlying improvement and the impact of acquisitions. Lower energy costs, solid markets and an improved performance at Dell/Millington all contributed to the increase in income. Results were impacted somewhat by the aftermath of September 11 as traffic on the river system was shut down, suspending the Division’s waterborne aggregate deliveries for over a week. The acquisition of Mount Hope Rock Products, based 25 miles west of New York City at their flagship quarry (producing in excess of four million tons per annum), met its income targets and its management and operations have been an excellent fit with Tilcon New York.

In upstate New York both Callanan, based in Albany, and Dolomite, acquired in 2000 and based in Rochester, experienced income growth as they benefited from lower energy prices while also concentrating on reducing other costs.

Central

The Central Region encompasses the Division’s Mid-Atlantic operations in Pennsylvania and Delaware, Thompson-McCully in Michigan, and Shelly in Ohio and West Virginia. Mid-Atlantic’s results were in line with last year. Profitable performances by Pennsy in Harrisburg, Pennsylvania and Tilcon in Delaware were offset in part by reduced income at Slusser due to losses on some highway projects.

Thompson-McCully had a much-improved year as lower energy costs and a rapid recovery of highway market share by asphalt from concrete resulted in higher volumes and margins. Additional investment was made in the Division’s bitumen storage facilities in Michigan. Klett Construction in western Michigan, acquired in February, met its income targets.

Despite a flat highway market in Ohio and a much reduced highway program in West Virginia, Shelly’s income rose due to lower energy costs, management action to reduce overheads and the positive impact of acquisitions. In particular, Northern Ohio Paving, in northeastern Ohio, had an excellent year due to good activity levels in its highway markets. In July, the Division acquired a 50% stake in the Heritage group’s dolomitic limestone quarry near Toledo, Ohio and entered into a bitumen supply relationship with Heritage.

West

Utah continued to be a competitive environment, but moderate energy costs and the contribution from acquisitions resulted in income growth. Short-term results from the integration of the aggregate assets acquired in April in Salt Lake City did not meet initial targets. The readymixed concrete operations in Utah, boosted by the operational efficiency of the new plants acquired in May, performed well in a declining private construction market. Colorado did not achieve income targets and management has taken strong action to improve these operations. Idaho and Wyoming had increased income, despite a difficult year in eastern Wyoming. The Division’s operations in South Dakota produced another profitable year.

In August, Hallet Materials and Des Moines Asphalt, both based in Iowa were acquired. Iowa was a new state/region for the Division. These companies are a strategic fit for each other and met income targets in 2001.

CPM in eastern Washington and northern Idaho had another profitable year in a softer market. The Central Washington Concrete addition met income targets.

Americas Products & Distribution

In 2001, the Americas Products & Distribution Division was the largest contributor to Group net sales and the second largest to Group operating income.

2001 overview

The economic environment in 2001 was impacted by a number of key factors:

•	a recession in the manufacturing sector dating from mid-2000

•	a substantial increase in unemployment; with increases posted in at least 8 months

•	peaking of overall construction activity but continuation of a strong housing market.

•	eleven interest rate reductions by the Federal Reserve

•	the tragic events of September 11 affecting an already fragile economy and reduced consumer confidence.

Additionally, the Argentine economy continued in a deep recession that ultimately led to the collapse of the national government, default on the country’s debt and devaluation of the peso.

The Division is comprised of two reportable segments, Products and Distribution. Discussions of each of the reportable segments follow and highlight the key achievements and challenges during the year.

Products (comprising four groups—Architectural Products, Precast, Glass and South America)

					Analysis of change
Results € million	% of Group	2001	2000	Change	Exchange translation	2000 acquisitions	2001 acquisitions	Organic
Net sales	22%	2,343	1,966	+377	+61	+217	+80	+19

Operating income	25%	256	264	-8	+8	+17	+6	-39

Operating income margin		10.9%	13.4%

1.	The US dollar was on average 3% stronger against the euro in 2001 when compared to 2000.
2.	Margins in businesses acquired during 2000 and 2001 were on average lower than existing businesses.
3.	A 1% increase in underlying net sales resulted in a 16% decrease in underlying income, with the Precast Group particularly affected by lower margins on modular products, lower demand from the telecommunications industry and Californian utilities; and lower demand following the events of September 11. The Architectural Products Group was affected by slower residential demand and higher gas costs for Glen Gery’s operations.

Architectural Products Group

The Architectural Products Group (“APG”) achieved 19% growth in sales while operating income was slightly higher than 2000.

Results for APG’s construction-oriented product lines were generally favorable due to good residential activity with modest gains in both sales and income. Belgard®, the group’s professional hardscapes business, achieved increases in sales and profitability while growth in its lawn and garden products business with large retailers was slowed by poor weather in the early Spring period in the eastern U.S. Commissioning costs at greenfield plants in the first half of the year detracted from APG performance. Clay brick producer Glen-Gery performed well but higher natural gas prices resulted in lower income on similar sales to the prior year. Westile, the concrete rooftile business, significantly improved its income performance on stronger sales.

Development activity in 2001 included seven acquisitions and the buyout of the remaining 35% of Permacon, at a total cost of €185 million. Adams Products expanded through the purchase of three block plants from Unicon in the Carolinas. Permacon acquired four masonry plants in Ontario and completed a major upgrade of its Bolton, Ontario paver plant. The Keystone Group, formerly Best Block South, was added securing an exclusive license to manufacture proprietary Keystone® retaining walls in the southeast enhancing the Division’s marketing capabilities in this fast-growing product segment and region.

The acquisition of Decor Precast strengthened the Division’s home center base in Ontario, New York and Michigan. In December 2001, Glen-Gery purchased Global Clay Products, a state-of-the-art clay brick plant close to the large Chicago market. W.R. Bonsal, with seven dry-mix plants in the southeast, was acquired towards year-end. It holds the exclusive license to produce Sakrete® dry mixes in six southeastern states. With American Stone Mix, the Sakrete® licensee in the northeast and midwest, and its other dry-mix operations, APG became one of the leading producers in this large product segment.

Precast Group

While Precast achieved record sales in 2001 due to full year contributions from 2000 acquisitions, it experienced difficult trading in a generally soft market. Key issues were a recession in the telecommunication industry; a crisis in the energy sector in California affecting local utilities; weak markets in Utah, Nevada and Tennessee; and delays in New York projects after September 11. Strong performances in a number of locations were not enough to offset these shortfalls and operating income was substantially below the record levels in 2000.

Two bolt-on acquisitions were made in 2001. A production facility in Toccoa, Georgia was purchased to provide additional capacity in Georgia and the Carolinas. At mid-year, the Group purchased two production locations on Long Island, New York, which supply utility precast products to the important markets of New York City and the Long Island area.

Four plant expansions were undertaken during the year. Spancrete’s, South Bethlehem, New York plant was modernized doubling its hollow core plank production capacity. Ramsey, Minnesota’s capacity was tripled through installation of a new batch plant. Eastern Prestressed added a new batch plant, overhead cranes and casting beds at its facility in Hatfield, Pennsylvania. Finally, a new precast plant was constructed near Raleigh, North Carolina.

Glass Group

Glass had another strong year of growth in sales and income in 2001 with the successful integration of Hoffer’s and Laminated Glass Corporation, acquired late in 2000. Both met income targets while contributing significant synergies.

2001 capital expenditures provided the group with capacity and advanced technology for low-cost manufacturing. Seven computer-controlled fabrication centers, two high-speed tempering furnaces, three automatic insulating-glass manufacturing lines and three glass-cutting lines were added.

Construction of a new glass fabrication facility in Battle Ground, Washington, consolidating two glass operations previously housed in leased facilities, was completed during the year. Through expansion projects in Florida and Georgia, the Glass Group substantially increased its capacity to satisfy rapidly growing demand for hurricane-resistant glass.

A rationalization program resulted in the closure of two glass fabrication operations in North Carolina and California and a residential window business in Texas.

South America

Despite the difficult economic conditions in Argentina and a significant fall in rooftile volumes, Canteras Cerro Negro maintained operating income at the same level as 2000 due to increased share of the domestic floor and wall tile market, strong cost management, and a growing export business. Conversely, Superglass had a very difficult year due to the macroeconomic situation and the integration of new product lines. Overall, results in Argentina were down.

CRH’s investment in Chile through Vidrios Dell Orto delivered improved income compared to 2000. The company installed a new computer system and made good progress in its Best Practices program.

Distribution

					Analysis of change
Results € million	% of Group	2001	2000	Change	Exchange translation	2000 acquisitions	2001 acquisitions	Organic
Net sales	9%	897	792	+105	+25	+35	+19	+26

Operating income	3%	30	24	+6	+1	+2	+2	+1

Operating income margin		3.3%	3.0%

1.	The US dollar was on average 3% stronger against the euro in 2001 when compared to 2000.
2.	Margins in businesses acquired during 2000 and 2001 were on average higher than existing businesses.
3.	A 3% increase in underlying net sales was principally attributable to price inflation. A 7% increase in underlying income was due to margin improvement from marketing initiatives and pricing benefits from the capability of the new information system.

The Distribution Group is comprised solely of Allied Building Products, which does all its business in the United States.

Sales and margin growth were the key features in a year of progress and led to improved results.

Distribution, generally, is highly people-dependent. Significant staff development occurred in 2001 resulting in a stronger team and organization structure. Considerable progress was made internally during 2001 with growth being achieved in margins through marketing initiatives and benefits from information technology. In 2001 the Division acquired United Builders Supply, the largest distributor of commercial and residential wallboard in New England.

Europe Materials

In 2001, the Europe Materials Division was the fourth and smallest contributor to Group net sales and the third to Group operating income. This Division is comprised of two reportable segments based on a geographical split, Republic of Ireland and the rest of Europe, or “Other”.

Republic of Ireland

2001 overview

Construction markets in Ireland held up well but the hectic growth of the previous seven years abated.

After many years of strong growth, construction activity in Ireland was flat in 2001 and showed signs of weakening in the second half of the year. Sales to the residential sector were weaker than in 2000, while road construction work was impacted by delays caused by foot and mouth disease precautions with planned projects falling behind schedule. The public, commercial and industrial sectors held up well, but the latter two showed signs of weakness in the last quarter. Operating income was the same as the 2000 result.

					Analysis of change
Results € million	% of Group	2001	2000	Change	Exchange translation	2000 acquisitions	2001 acquisitions	Organic
Net sales	7%	710	664	+46	—	+5	—	+41

Operating income	13%	135	135	—	—	+1	—	-1

Operating income margin		19.0%	20.3%

(1)	6% increase in underlying net sales due mainly to volume growth while the reduction of 1% in underlying income resulted from a decline in margins due to under-recovery of cost increases.

The Roadstone-Wood companies expanded primary materials output with plant expansions in eight locations throughout the country and developed two new aggregate locations to supply the Dublin and Galway markets. Downstream product output was increased at a further five locations. A total of €35m was invested in these and other projects.

Irish Cement Limited achieved record production of clinker at both its Limerick and Platin factories and continued its program of efficiency investments at both works including new automated laboratory facilities and self-service bulk cement dispatch systems.

Premier Periclase continued to operate in a very difficult refractory materials market, which was severely affected by the world recession in steel and increasing energy costs.

Europe Materials—Other

2001 overview

CRH’s other European Materials operations are primarily based in Spain, Poland, Finland and the Baltics, Switzerland, Northern Ireland and Israel.

Activity was strong in Spain and also in the Jura Group in Switzerland (acquired in November 2000). In contrast the Polish economy went into decline severely affecting construction activity; cement consumption fell by 20%. The downturn in the fortunes of the technology industry had an impact in Finland where demand flattened and a more competitive market hit margins.

Acquisition activity was lower in 2001, with the most significant deal being the purchase, in August, of a 25% interest in Mashav, the holding company for Nesher Cement, Israel’s sole cement producer.

An overall 18% increase in operating income reflects the full year contribution from the Jura Group companies acquired in 2000.

					Analysis of change
Results € million	% of Group	2001	2000	Change	Exchange translation	2000 acquisitions	2001 acquisitions	Organic
Net sales	11%	1,151	973	+178	+14	+155	+48	-39

Operating income	13%	136	115	+21	+3	+28	+8	-18

Operating income margin		11.8%	11.8%

1.	Margins in 2000 and 2001 acquisitions were higher than in existing companies.
2.	A 4% decrease in underlying net sales was due to sales declines in Poland and Finland. These sales declines together with reduced margins contributed to the 16% decrease in underlying operating income.

Spain

In Spain, construction activity continued to expand with output up about 5%. The residential market was again the main driver along with strong infrastructural investment. Sales in Beton Catalan increased although margins were held back in a more competitive market.

Poland

GDP growth in Poland slowed dramatically during 2001 and at about 1.5%, was significantly below that recorded in the previous year. The impact of this downturn in the economy on construction was severe with output declining by over 10%. Residential completions increased, however this was not sufficient to offset the impact of deterioration in government finances, reduction in foreign direct investment and a slowdown in infrastructure and commercial investment. The disproportionate reduction in cement-intensive activities, compounded by a fall-off in new project starts, led to a decline in overall cement consumption of 20%. The impact of lower volumes at the Cementownia Ozarów and Rejowiec plants was partly offset by improved efficiency and pricing. The new kiln at Ozarów continued to perform well with excellent run factor, energy efficiency and operational flexibility.

The concrete product and aggregate companies were affected by declining volumes in very competitive markets, and margins suffered as a result.

Finland/Baltics

Economic activity in Finland leveled in 2001 after strong growth since the mid-nineties. The construction market slowed in 2001 following a very busy year in 2000. Housing starts were down by 11% and non-residential construction was down by 5%, offset by increases in warehousing and major industrial projects. Investment in infrastructure was broadly in line with the previous year. Overall output declined by about 5% and income was lower than in 2000.

Activity in the Baltic region was mixed. St. Petersburg enjoyed strong growth as work on refurbishment gained pace in preparation for the 300th anniversary celebrations in 2003. In Estonia the market increased, while in Latvia volumes remained flat.

Switzerland

The economy grew by about 2% in 2001. Construction was up about 1.3% with gains in infrastructure and commercial/industrial activity and some decline in farming and housing.

Jura performed well in its first year with CRH. Sales and income were in line with expectations.

Northern Ireland

The Farrans Group had another satisfactory year in a highly competitive market and benefited from increased activity in civil engineering and road maintenance. The construction division of Farrans continued its successful involvement in a number of PFI (Private Finance Initiative) contracts. During 2001, CRH acquired Tyrone Brick Limited in Dungannon, the leading clay brick manufacturer in Northern Ireland.

Israel

Despite the difficult political climate in the region, Mashav performed to expectations operating from highly efficient facilities.

Europe Products & Distribution

In 2001, the Europe Products & Distribution Division was the third largest contributor to Group net sales and the fourth and smallest contributor to Group operating income. The Division is comprised of two reportable segments, Products and Distribution.

2001 overview

In the major markets for this Division—Benelux, Britain, France and Germany—new house building was depressed with completions at historically low levels. Furthermore, the office building sector weakened significantly as the year progressed. These sectors account for roughly 55% of the Division’s business. In partial compensation, the repair/maintenance/improvement and infrastructure sectors were firm. During 2001, CRH completed 13 deals in 9 European countries investing a total of €0.2 billion.

Products

					Analysis of change
Results € million	% of Group	2001	2000	Change	Exchange translation	2000 acquisitions	2001 acquisitions	Closure costs	Organic
Net sales	11%	1,181	1,081	+100	-6	+76	+68	—	-38

Operating income	8%	80	90	-10	-1	+5	+4	-10	-8

Operating income margin		6.8%	8.3%

1.	Disposal relates primarily to a loss of €5.1 million on transfer of the Vebofoam insulation business to the Gefinex Jackon joint venture in which the Division acquired a 49% stake.
2.	The sales decline of 3% reflects difficult conditions in the clay and concrete operations. The decline of 9% in operating income reflects the negative impact of lower volumes.

Concrete Products Group

In the Netherlands, Dycore whose products serve the new housing and office building markets, suffered from the weakness in these sectors. Stringent cost reduction measures mitigated the income impact. Struyk Verwo income matched the previous year in the competitive concrete paving market.

In Belgium, Schelfhout and Omnidal completed their first full year within CRH. Both met profit expectations. Marlux successfully commissioned its new paver plant near Namur in Wallonia. Continued difficult trading at Marlux’s French subsidiary led to the decision to close this plant.

In the U.K., Forticrete’s markets in the concrete masonry and rooftile sectors were subdued. Although satisfactory, income did not quite match the previous year’s record level.

Clay Products Group

In the U.K., Ibstock’s clay brick deliveries declined by 4% as a result of lower new house building—house completions in 2001 were at the lowest level since the Second World War. Ibstock Brick succeeded in offsetting the volume decline by price and efficiency improvements and operating income was ahead of 2000. Ibstock also commenced a major €9 million project to align its production capacity to reflect trends in market demand with investment at its Ellistown, Leicester, Atlas and Lodge Lane brickworks. The major component of the expenditure relates to conversion of the Ellistown plant from wire-cut to soft mud technology.

Conditions in the continental Europe brick markets were extremely challenging. In the Netherlands, deliveries fell by 2%. The negative impact of lower volumes, and of a major stock-reduction program, was offset by higher gains on disposal of assets, and income increased. In Germany and Poland, markets were even more difficult leading to trading losses. To address this, stringent cost cutting measures, including the closure of two brick plants in Germany and a wide-ranging reduction of the workforce in both Germany and Poland, were successfully implemented.

Building Products Group

CRH Fencing & Security (formerly Heras Fencing) had a successful year with both sales and income ahead of the record levels of 2000. In April, this group acquired VNP bv, a small company engaged in access control systems for industrial and institutional premises.

CRH Daylight & Ventilation had a challenging year due to the depressed German market where more than 50% of its operations are based. Income from the German activities was lower; however, the operations in the Benelux countries, the U.K. and Ireland showed higher income than in 2000.

The Insulation Group had a successful year both operationally and on the development front. Kimmenade, the Dutch roofing business, had another strong year.

Distribution

CRH’s Europe Distribution activities are based in the Netherlands, Belgium, France, Portugal, Poland and Switzerland.

					Analysis of change
Results € million	% of Group	2001	2000	Change	Exchange translation	2000 acquisitions	2001 acquisitions	Organic
Net sales	10%	994	682	+312	+3	+265	+28	+16

Operating income	4%	37	28	+9	—	+3	+3	+3

Operating income margin		3.7%	4.1%

1.	Margins in acquired businesses were on average lower than ongoing operations
2.	Net sales increased mainly due to price inflation. Margins increased in the ongoing businesses due to improved cost control

The DIY home centers had a profitable year in the Netherlands in 2001. The integration of the eight stores acquired late in 2000 was completed smoothly. Seven further stores were acquired in the Netherlands and one in Belgium, bringing the chain to 59 stores in total. The DIY joint venture in Portugal, Max.Mat, made further progress and reported improved results.

The Dutch distribution businesses serving professional customers had mixed fortunes. Kelders Roofing and Bouwmaat did well, whilst Bouwmaterialen, Syntec and Garfield Aluminium income was down on 2000.

In France, Matériaux Service and Raboni maintained the income levels of the previous year in less buoyant market circumstances. Buscaglia, the specialist civil engineering merchant acquired in May, made a good first-time contribution.

Richner, the merchanting business in Switzerland reported improved operating income and results were ahead of expectations when we acquired the business as part of CRH’s purchase of the Jura Group in November 2000. Because Richner lacked critical mass in the DIY sector, the Division sold its two small DIY stores.

GenBud in Poland saw sales decline slightly in a very difficult market. However, excellent margin management and cost control allowed GenBud to show a small income advance.

Taxation

The Company is subject to Corporation Tax in the Republic of Ireland on income arising from sources within Ireland. Companies in Ireland are subject to different Corporation Tax rates depending on the activity carried out by the company. Except for certain companies engaged in specified manufacturing activities, companies in Ireland are in general subject to Corporation Tax at the highest rate of 16% (the highest rate was 20% prior to December 31, 2001, 24% prior to December 31, 2000 and 28% prior to December 31, 1999).

Group companies with income arising from the sale of goods manufactured in Ireland, regardless of whether the goods are exported, are liable to Corporation Tax at a reduced rate of 10% up to December 31, 2010.

New Accounting Standards

In June 2001, the FASB issued SFAS 141, “Business Combinations” effective from July 1, 2001 and SFAS 142, “Goodwill and Other Intangible Assets”, which was effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of that date. There are no asset impairments resulting from these tests.

Following implementation of SFAS 141 and SFAS 142, the Irish GAAP goodwill amortization expense of €69.6 million for the year ended December 31, 2002 is eliminated under U.S. GAAP and replaced by a net expense of €28.2 million, comprising acquisition-related payments of €19.7 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a charge of €9.2 million for intangible asset amortization.

In June 2001, the FASB issued SFAS. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002. The company has determined that SFAS 143 will not have a material impact on the results of the Group

In June 2002, the FASB issued SFAS 146, “Accounting Costs Associated with Exit or Disposal Activities”. SFAS 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. Under SFAS 146, an entity may not restate its previously issued financial statements and the new statement grandfathers the accounting for liabilities that an entity had previously recorded under EITF 94-3.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. SFAS 148 amends SFAS 123 to permit alternative methods of transition for adopting a fair value based method of accounting for stock-based employee compensation. For the purposes of the reconciliation of its reported results and shareholders equity under U.S. GAAP, the Group uses the intrinsic value method to account for stock-based employee compensation.

Impact of International Accounting Standards

In June 2002, the European Union Council of Ministers adopted a Regulation which will require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (“IAS”) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from Irish and U.S. GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not as yet determined the precise effects of adopting IAS.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). These differences are described and outlined in Note 32 of the Notes to Consolidated Financial Statements.

These accounting principles require management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based on the information available to it at the time that those estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates, judgments or assumptions and actual results, the Group’s Consolidated Financial Statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by Irish GAAP and/or U.S. GAAP, and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

The significant accounting policies adopted by the Group are set out in Note 1 of the Notes to Consolidated Financial Statements, while the other Notes to the Consolidated Financial Statements contain the disclosures required by Irish and U.S. GAAP.

The accounting policies which involve significant estimates, judgments or assumptions, the actual outcome of which could have a material impact on the Group’s results and financial positions, are:

Measurement of environmental liabilities

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. The environmental liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability, and involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

For further discussion related to environmental matters, see “Item 4 – Information on the Company – Environmental Regulations” on page 34.

Allowance for doubtful accounts

The Group makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of the receivable when collection becomes doubtful. Provisions are based on a review of outstanding invoices and take into account historical collection experience and current economic trends. If the historical data used by the Group to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Legal contingencies

The Group is currently involved in various claims and legal proceedings. Periodically, the status of each significant matter is reviewed by management and the Group’s potential financial exposure is assessed. If the potential loss from any claim of legal proceeding is considered probable, and the amount can be estimated, a liability is accrued for the estimated loss. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Taxation

The determination of the Group’s provision for income tax requires management to make certain judgments and estimates. In the ordinary course of business of the Group, there are many transactions and calculations where the ultimate tax outcome is uncertain. Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Although management believes that the estimates included in the Consolidated Financial Statements are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. Management believes that it is more likely than not that deferred tax assets will be realized fully and accordingly no valuation allowance has been recorded to reduce deferred tax assets. While management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that a valuation allowance would not be required to cover deferred tax assets that may not be realizable. Recognition of a valuation allowance could have a material adverse impact on the Group’s income tax provision and net income in the period in which such a determination is made.

In addition, the Group operates within multiple taxing jurisdictions and is subject to tax audits in those jurisdictions. These audits can involve complex issues that could require an extended period of time for resolution.

In management’s opinion, adequate provisions for income taxes have been made.

Impairment of long-lived assets

The carrying value of long-lived assets is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realizable value and value in use). Net realizable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realized on its eventual disposal. The impairment process requires management to make significant judgments and estimates regarding the future cash flows expected to be generated by the use of, and if applicable the eventual disposition of, those assets, and regarding other factors to determine the fair value of the assets. The key variables which management must estimate include: sales volumes, prices and growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal strategic planning. Management periodically evaluates and updates the estimates based on the conditions which influence these variables.

The assumptions and conditions for determining impairments of property and equipment reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Pensions and other post-retirement benefits

The amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare costs trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investment currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, on future labor market conditions and (iv) for healthcare cost trend rates, on the rate of medical cost inflation in the regions of the word where the benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and postretirement benefit obligation for 2002, 2001 and 2000 are disclosed in Note 29 to Consolidated Financial Statements. In accordance with Irish GAAP and U.S. GAAP, actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs are accumulated and amortized over future periods and therefore generally affect recognized expense and recorded obligations in future accounting periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other postretirement obligations and expenses in future accounting periods.

Impact of Inflation

Inflation has not had a material effect on the Group’s consolidated results of operations and financial condition during the three-year period ended December 31, 2002.

Liquidity and Capital Resources

2002 compared with 2001

The strong cash generation characteristics of the Group combined with a favorable translation adjustment of €248 million, primarily as a result of a weaker U.S. dollar, resulted in a €184 million decrease in net debt despite spending a total of €1.36 billion on acquisitions, investments and capital projects.

The €1 billion spend on acquisitions and investments in 2002 reflects the completion of 45 deals across the Group’s operations.

The increased depreciation and amortization charge reflects the impact of acquisitions completed in 2001 and 2002.

Proceeds from share issues principally reflect the take up of shares in lieu of dividend under the Company’s scrip dividend scheme, augmented by issues under Group share option and share participation schemes. The comparative prior year figure reflects the March 2001 Rights Issue, which raised approximately €1.1 billion (net of expenses). Also, in 2001 preference shares in a subsidiary company were issued on a non-recourse basis to a financial institution in connection with the financing of our 25% investment in Mashav in Israel.

Once again in 2002, control of working capital levels remained a key priority for the Group. The return to normal U.S. weather in the final quarter resulted in a traditional seasonal run down in working capital levels, in contrast to 2001 when very favorable conditions resulted in higher than normal year-end working capital. This, combined with ongoing intensive efforts at the operational level to control receivable levels, resulted in a working capital reduction for the year as a whole.

Against a challenging market backdrop only essential capital projects were undertaken, resulting in a decline in such expenditure for the first time since 1991. Capital expenditure of €367 million represented 3.5% of sales (2001: 4.4%) and amounted to 0.81 times depreciation (2001: 1.04 times).

Taxation payments, which had been favorably impacted in 2001 by timing issues, reverted to relatively normal levels in 2002.

Exchange rate movements between end-2001 and end-2002 reduced the euro amount of net foreign currency debt by €248 million, which was principally due to the 18% revaluation of the euro against the U.S. dollar.

Debt net of cash amounted to €1,709.9 million at December 31, 2002, compared with €1,893.7 million at December 31, 2001. Due to the decrease in net debt the Group’s ratio of debt to ordinary shareholders’ equity of 36% at year-end 2002 was 4 percentage points lower than at year-end 2001. EBITDA interest cover (as defined on page 38) was 11.3 times in 2002 (2001 8.5 times, 2000 6.7 times). EBIT interest cover (as defined on page 38) was 7.3 times in 2002 (2001 5.6 times, 2000 4.6 times).

Cash balances increased to €1,533.2 million at December 31, 2002 from €1,463.3 million at December 31, 2001 primarily as a result of positive cashflows partly offset by negative foreign exchange translation of €103.1 million. Currency analysis of the cash balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2002	478.9	547.6	294.0	173.4	39.3	1,533.2
December 31, 2001	621.6	360.4	287.1	143.5	50.7	1,463.3
December 31, 2000	337.2	624.7	277.2	96.4	26.4	1,361.9

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased from €4,734.2 million at December 31, 2001 to €4,746.7 million at year-end 2002. Earnings of €490 million retained for 2002, combined with proceeds of €36.7 million (net of expenses) from share issues (appropriations under the Group Share Participation Schemes (see “Item 6 – Directors, Senior Management and Employees”) and issues in lieu of dividends) were largely offset by unfavorable currency translation effects of €514.2 million (principally due to the 18% revaluation of the euro against the U.S. dollar).

2001 compared with 2000

The strong cash generation characteristics of the Group combined with the net proceeds of approximately €1.1 billion from the Rights Issue enabled CRH to spend a total of €1.5 billion on acquisitions, investments and capital projects while ensuring a €0.7 billion decrease in net debt.

The €1.1 billion acquisitions and investments spend for 2001 reflected the completion of over 50 deals across the Group’s operations. The increase in depreciation and goodwill amortization charge by €100 million reflected the impact of acquisitions completed in 2000 and 2001. Proceeds from share issues principally comprised the March 2001 Rights Issue, which raised approximately €1.1 billion (net of expenses), augmented by issues under Group share option, share participation and scrip dividend schemes.

As part of the financing of the 25% investment in Mashav, preference shares of €109 million in a subsidiary company were issued on a non-recourse basis to a financial institution. These shares are accounted for as a minority interest.

Control of working capital levels remained a key priority across the operations resulting in a modest outflow of €61 million (2000: €75 million) despite the increasing scale of the Group’s operations and the very favorable U.S. weather conditions in November and December, which resulted in seasonally higher year-end working capital levels than would normally be the case.

Against an evolving difficult market background the Group moved during 2001 to defer all non-essential capital projects. Thus, while capital expenditure increased in absolute terms there was a relative decline. Capital expenditure of €452 million (2000: €430 million) represented 4.4% of sales (2000: 4.9%) and amounted to 1.04 times depreciation (2000: 1.22 times).

The decrease in tax payments from €140 million in 2000 to €79 million in 2001 primarily reflected timing issues and the lower taxable profits in Finland and Poland.

Exchange rate movements between end-2000 and end-2001 increased the euro amount of net foreign currency debt by €74 million principally due to the 4% devaluation of the euro against the U.S. Dollar.

Debt net of cash amounted to €1,893.7 million at December 31, 2001, compared with €2,619.8 million at December 31, 2000. Due to the decrease in net debt and the impact of the Rights Issue, the Group’s ratio of debt to ordinary shareholders’ equity of 40% at year-end 2001 was 45.2 percentage points lower than 2000.

Cash balances increased to €1,463.3 million at December 31, 2001 from €1,361.9 million at December 31, 2000 primarily as a result of interest earned and positive exchange translation. Currency analysis of the cash balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2001	621.6	360.4	287.1	143.5	50.7	1,463.3
December 31, 2000	337.2	624.7	277.2	96.4	26.4	1,361.9
December 31, 1999	166.3	461.8	323.3	—	20.8	972.2

Ordinary shareholders’ equity increased from €3,073.9 million at December 31, 2000 to €4,734.2 million at year-end 2001, with earnings of €462 million retained for 2001 and favorable currency translation effects of €84 million and goodwill written back on disposal of €6.3 million. Proceeds from the Rights Issue, appropriations under the Group Share Participation Schemes (see “Item 6 – Directors, Senior Management and Employees”) and from issues in lieu of dividends contributed €1,108 million (net of expenses) to the 2001 increase in ordinary shareholders’ equity.

Borrowings and Credit Facilities

The Group has a U.K.£100 million Sterling Commercial Paper Program, supported by the U.K.£300 million multicurrency revolving credit facility, which is available for general corporate purposes. There were no amounts outstanding under this Program at December 31, 2002 (2001: nil).

On March 20, 2002, the Group completed its debut U.S.$ Global bond offering issuing U.S.$1 billion notes due 2012. The notes priced at a spread of 170 basis points over 10-year U.S. Treasury Bonds and have a coupon of 6.95%. The proceeds of the offering were used to refinance bank debt and for general corporate purposes. The notes are registered with the Securities and Exchange Commission.

At December 31, 2002, substantial amounts of undrawn borrowing facilities were available to the Group, including €620.6 million (2001: €180.9 million) covered by formal commitments. These committed facilities, 82% of which mature after more than one year, are mainly with a number of international banks. Commitment fees are paid on the unused portion of the lines of credit, and borrowings under the facilities will be at prevailing money market rates.

At December 31, 2002, gross debt (including finance leases) amounted to €3,243.1 million (2001: €3,357 million, 2000: €3,981.7 million) of which approximately 27% was at fixed interest rates (2001: 37%, 2000: 30%).

An analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration at December 31, 2002 is as follows:

	Gross debt	Finance leases	Operating leases	Deferred acquisition consideration
	€m	€m	€m	€m
Repayments fall due as follows:
Within one year	231.4	1.4	104.5	61.9
Between one and three years	594.9	3.8	115.7	80.3
Between three and five years	221.4	1.1	59.9	38.1
After five years	2,180.6	8.5	127.6	24.1

	3,228.3	14.8	407.7	204.4

Interest Swap Agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements to alter the interest payable on debt from fixed to variable and vice versa. While the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, the combination of interest rate swaps and fixed rate debt reduces the Group’s interest rate market risk by fixing interest rates on a portion of the Group’s net debt in individual currencies. The Group accounts for interest rate agreements as hedges, the Consolidated Statements of Income reflecting only the net interest receivable or payable under such agreements on the accruals basis. The fair values of the swap transactions, which are not recognized in the financial statements, are included under derivative contracts in Note 19 of Notes to Consolidated Financial Statements.

Currency swap agreements

The Group enters into currency swap agreements to manage the group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations. The net book liability of the currency agreements amounted to €90.7 million as at December 31, 2002, and the fair values of the currency swap transactions are included under derivative contracts in Note 19 of Notes to Consolidated Financial Statements.

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,131.2 million in respect of loans, bank advances and future lease obligations, €79.3 million in respect of deferred acquisition consideration and €17.7 million in respect of other obligations.

Working capital

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2003.

Material Commitments for Capital Expenditure

At December 31, 2002, capital expenditure contracted but not provided in the financial statements amounted to €122.5 million and capital expenditure commitments authorized by the Directors but not contracted for amounted to €63.3 million. CRH expects that capital expenditure for the year 2003 will be close to the amount spent in 2002, which amounted to €367 million. These expenditures will be financed from internal resources and management estimate that 2003 expenditure will be split approximately evenly between Europe and the Americas. The level of capital expenditure is regularly reviewed during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

Governmental Policies

The overall level of government capital expenditures and the allocation by state entities of available funds to different projects as well as interest rate and tax policies directly affect the overall levels of construction activity. The terms and general availability of government permits required to conduct Group business also has an impact on the scope of Group operations. As a result such governmental decisions and policies can have a significant impact on the operating results of the Group.

Trend Information—2003

Trading in the early months of 2003 has been affected by contrasting weather patterns across our various operations. Although the impact has on balance been adverse, we would hope that the effects will equalize as we move into the main construction seasons in our various markets.

In Ireland, the trends in construction demand evident in the second half of 2002 have continued to date in 2003 boosted by the favorable Irish weather conditions of recent months. Residential construction remains buoyant and, combined with good levels of infrastructural activity, has resulted in strong volume increases for the first four months of 2003, despite a weak backdrop for commercial and industrial construction.

In Britain, overall construction activity levels to date are broadly in line with the same period last year. Although Ibstock Brick volumes are slightly behind last year, good price increases are being achieved. Residential demand in Northern Ireland is good, however, the anticipated benefits from increased road maintenance work have been slow to materialize.

In Mainland Europe, trading patterns have been mixed. An exceptionally cold first quarter in Northern Europe adversely impacted our Materials Division activities in the Polish and Finnish markets. However, our Swiss operations experienced normal seasonal demand while volumes in Spain have remained strong in an increasingly competitive market. In the Products and Distribution Division, our concrete, clay and building products activities continue to be affected by general weakness in residential and commercial markets in the Benelux, France and Germany. Our Distribution operations have started the year well, supported by good demand and margin improvement in our DIY retailing operations in the Benelux.

In North America, traditionally low early season activity levels for the Materials Division were reduced by severe snowfalls throughout the Northeast and Midwest, offset somewhat by milder than usual conditions in the West. The main construction season for the Materials Division is getting underway with management strongly focussed on mitigating the impact of higher key energy-related costs on our performance for the year as a whole. Our Products and Distribution Division was also affected by poor weather which restricted both residential and non-residential construction activity and product shipments. While there are continuing uncertainties, underlying residential and infrastructure demand look reasonable although the outlook for non-residential activity remains weak.

In the five months to May 31, 2003 we have completed acquisitions totaling €516 million, comprising 21 deals across our operations. With a robust cash flow and a strong balance sheet, we will continue to grow the Group through internal development and acquisitions but only where we see value and good strategic fit.

While recent weeks have seen the normal seasonal pick up in activity and some moderation in energy costs, markets are likely to remain difficult for the remainder of 2003. We aim to offset the effect of this through our continuing strong focus on cost control, efficiency improvements, the recovery of higher input costs and an active development program. However, these measures may not be sufficient to offset the adverse impact for the full year of the weaker U.S.$ on the translation of our U.S. profits into euro. A continuation of the current U.S.$/euro exchange rate of $1.1830 (the Noon Buying rate at June 13, 2003) for the remainder of the year would result in a full year average exchange rate of approximately $1.14, and would have an adverse exchange translation impact of approximately €85 million on pre-tax income (equivalent to c. 10% of 2002 pre-tax income).

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

Name		Title	Period during which the individual has served in this office (from appointment to May 2003)
D. Godson	(Age 64)	Director (Non-executive)	22 years 8 months
B. G. Hill	(Age 59)	Group Managing Director CRH Europe Products & Distribution	13 years 4 months
T. W. Hill	(Age 47)	Chief Executive Officer—Americas Materials	1 year 5 months
D. M. Kennedy	(Age 64)	Director (Non-executive)	14 years
H. E. Kilroy	(Age 67)	Director (Non-executive)	8 years 3 months
K. McGowan	(Age 59)	Director (Non-executive)	4 years 8 months
P.J. Molloy	(Age 65)	Chairman (Non-executive)	5 years 6 months
A. O’Brien	(Age 66)	Director (Non-executive)—Senior Independent Director	10 years 6 months
W. I. O’Mahony	(Age 56)	Director and Chief Executive	10 years 6 months
W. P. Roef	(Age 65)	Director (Non-executive)	7 years 11 months
H. P. Sheridan	(Age 60)	Finance Director	15 years 6 months
J. L. Wittstock	(Age 53)	Chief Executive Officer—Americas Products & Distribution	1 year 5 months
A. Malone	(Age 49)	Secretary	8 years

Mr. B.E. Griffin retired from the Board on January 31, 2003. Ms. B.T. Alexander and Mr. D. Dey retired from the Board at the Annual General Meeting in May 2003 and did not seek re-election.

D. Godson BE, MIE, FIEI Don Godson joined CRH in 1968. He was appointed to the CRH Board in 1980 and became Group Chief Executive in 1994, a position he held until the end of 1999. He is Chairman of Project Management Limited and is also a director of Allied Irish Banks plc, C&C Group plc and the Graduate School of Business UCD.

B.G. Hill BE, CEng, FIMechE, MEngSc, MBA Brian Hill joined CRH in 1971 and has worked in senior management positions in Ireland, the U.K. and Mainland Europe. He became a CRH Board Director in 1990 and was appointed Group Managing Director CRH Europe Products & Distribution in 1998. Based in the Netherlands, he is responsible for managing and developing the Group’s products and distribution businesses throughout Europe.

T.W. Hill BA, MBA Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials Inc. in 1991 and became its Chief Executive Officer in January 2000. A U.S. citizen, he is responsible for the Group’s U.S. aggregates, asphalt and readymixed concrete operations. He was appointed a CRH Board Director with effect from January 1, 2002.

D.M. Kennedy MSc David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including Jurys Doyle Hotel Group plc, Bon Secours Health System Limited, The Manchester Airport Group plc and Chairman of Drury Communications Ltd and Bank of Ireland Life p.l.c. He was formerly Chief Executive of Aer Lingus plc.

H.E. Kilroy Howard Kilroy became a non-executive Director in 1995. He is a director of Arnotts plc.

K. McGowan Kieran McGowan became a non-executive Director in 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland and Irish Life & Permanent plc.

P.J. Molloy Pat Molloy became Chairman of CRH in 2000 having been a non-executive Director since 1997. He is Chairman of the Blackrock Clinic and Enterprise Ireland and a director of Waterford Wedgwood plc. He retired as Group Chief Executive of Bank of Ireland in January 1998.

A.O’Brien FCMA, FCIS Tony O’Brien became a non-executive Director in 1992. He is Chairman of C&C Group plc. He was formerly Chairman of Anglo Irish Bank Corporation plc and is a past President of The Irish Business and Employers Confederation.

W.I. O’Mahony BE, BL, MBA, FIEI Liam O’Mahony joined CRH in 1971, prior to which he worked as a civil engineer in Ireland and the U.K. He has held senior management positions including Chief Operating Officer of U.S. operations and Managing Director, Republic of Ireland and U.K. Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and was appointed Group Chief Executive with effect from January 1, 2000.

W.P. Roef Wil Roef became a non-executive Director in 1995. A Dutch national, he is a former Chief Executive Officer of Desseaux NV and a former member of the management board of DLW AG in Germany. He has served on the Supervisory Board of CRH Nederland BV since 1990.

H.P. Sheridan BComm, MBA, FCA Harry Sheridan joined CRH in 1967. Prior to this he worked in the motor industry and in a professional accountancy practice. He held various senior management positions in the financial area of the Group and was appointed Finance Director in 1987. He is a former President of the MBA Association. He is Chairman of Gartmore Irish Growth Fund PLC and a director of The Irish Stock Exchange Limited. Mr. Sheridan will retire at the end of the current year.

J.L. Wittstock BBA, CPA, MBA John Wittstock joined CRH in 1990 with the acquisition of HGP Industries. Prior to joining HGP, he worked in the brewing and food industries. He became Chief Executive Officer of Oldcastle Products & Distribution in January 2000. A U.S. citizen, he is responsible for the Group’s precast, architectural products, glass and distribution operations in the Americas. He was appointed a CRH Board Director with effect from January 1, 2002.

A. Malone FCIS Angela Malone joined CRH in 1990 and was appointed Company Secretary in 1995.

Directors’ Compensation

The information on executive and non-executive Directors’ compensation, pension entitlements and options to purchase securities from the registrant or its subsidiaries is set out on pages F-1 to F-7 inclusive.

Senior management appointments

Declan Doyle was appointed Managing Director Designate, CRH Europe Materials in November 2002 and succeeded Mr. Griffin as Managing Director, CRH Europe Materials on January 31, 2003. Mr. Doyle has held various senior management positions within CRH’s European materials businesses, and was Regional Director—Poland and Ukraine.

Myles Lee was appointed Finance Director Designate of the Group in February 2003 and will replace Mr. Sheridan at the end of the current year. Mr. Lee joined the Group in 1982 and became General Manager Finance in January 1988

Corporate Governance

The CRH Board and management are committed to achieving the highest standards of corporate governance and ethical business conduct. The Group applies the Principles of Good Governance set out in section 1 of the Combined Code for companies listed on the London Stock Exchange, and which were derived by the Committee on Corporate Governance from that Committee’s final report and from the Cadbury and Greenbury reports

Board Composition

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. As at May 31, 2003 there are five executive and seven non-executive Directors. One non-executive director is a former executive of the Group. All of the Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary to enable them to discharge their duties.

Board practices

The Company’s Articles of Association provide that at every Annual General Meeting of the Company one-third (or the nearest number to one-third) of the Directors shall retire from office so that all Directors shall be required to submit themselves for re-election at intervals of not more than three years. The Directors to retire in each year are the Directors who have been longest in office since their last election or appointment. A retiring Director is eligible for re-election. However, if at any Annual General Meeting the place of a retiring Director is not filled, the retiring Director, if willing to act, is deemed to have been re-elected, unless at such meeting it is resolved not to fill such vacated office, or unless a motion for his re-election shall have been put to the meeting and lost.

The Board elects one of its members to be Chairman for such period and on such terms as it may decide. Likewise, it may appoint a Deputy Chairman. The Board also has the power in the Articles to appoint a director to be Chief Executive for such period and on such terms as the Directors think fit and the Board may revoke such appointment.

There are no existing or proposed Directors’ service contracts between any member of the Group and any director, or any equivalent arrangements regulating the terms and conditions of their employment.

Board Committees

There is a formal schedule of matters reserved for the Board for consideration and decision but other matters are delegated to Board Committees.

The Acquisitions Committee, comprising P.J. Molloy (Chairman), D. Godson, D.M. Kennedy, K.McGowan, W.I. O’Mahony and H.P. Sheridan, has the power to approve acquisitions and capital expenditure projects within limits approved by the Board.

The membership of the Audit Committee comprises the following non-executive Directors: K. McGowan, (Chairman), D. Godson, D. M. Kennedy and H.E. Kilroy. The terms of reference of the Audit Committee are to consider and review the following on behalf of the Board:

•	the quality and effectiveness of internal controls;

•	the appropriateness of accounting policies and of yearly and half-yearly financial statements;

•	adequacy and effectiveness of internal audit;

•	adequacy and effectiveness of external audit;

•	security of the Group’s major assets; and

•	compliance with laws and regulations.

The Finance Committee, which comprises P.J. Molloy (Chairman), A.O’Brien, W.I. O’Mahony and H.P. Sheridan, advises on financial and accounting policies and practices.

The Nomination Committee, comprising P.J. Molloy (Chairman), H.E. Kilroy, A.O’Brien, W.I. O’Mahony and W.P. Roef, advises the Board on all Board appointments.

The Remuneration Committee of the Board consists solely of non-executive Directors of the Company: P.J. Molloy (Chairman), H.E. Kilroy, A. O’Brien and W.P. Roef. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman’s remuneration is decided in the absence of the Chairman. The report of the Remuneration Committee for 2002, including details of the remuneration for each Director, is set out on pages F-1 to F-8.

Mr. A. O’Brien was appointed as the Senior Independent Director with effect from February 27, 2002.

Internal control

The Directors have overall responsibility for the Group’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group’s operations ensures that the organization is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The Board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group’s internal control system. The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements. This had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Former chairman

In July 2002 the report of an investigation into Ansbacher (Cayman) Limited was published. This had relevance for CRH insofar as the late J.D. Traynor, non-executive Chairman of CRH from 1987 to 1994, was found to have facilitated the carrying on by Ansbacher (Cayman) Limited of a banking business in Ireland from 1971 to 1994 without holding a licence to do so. The Report also found that for the period 1989 to 1994 Mr. Traynor used his office in CRH’s registered office in Dublin, which is separately located from CRH’s Group Headquarters, to facilitate these activities. This was not authorized by CRH, and was carried out without the knowledge of CRH. The Report of the Inspectors into Ansbacher (Cayman) Limited concluded that CRH did not knowingly assist Mr. Traynor in carrying out these activities—a conclusion which is consistent with the findings from CRH’s own internal investigations. Since the emergence of this issue, CRH has formalized a code of conduct for the use of the office of the Chairman.

Recent developments

Two reports on corporate governance issues have been published recently: “Review of the Role and Effectiveness of Non-executive Directors”, by Derek Higgs, who was commissioned by the U.K. Government to lead a review of the role of non-executive directors, and “Audit Committees—Combined Code Guidance” a report and proposed guidance by a group appointed by the Financial Reporting Council in the U.K. and chaired by Sir Robert Smith.

Consultation on the recommendations set out in these reports is currently taking place. In addition, the U.S. Securities and Exchange Commission continues to issue rules to implement the Sarbanes-Oxley Act of 2002. The Board is currently reviewing its structures and procedures in light of the proposed requirements and, when the final rules are published, will take any steps necessary to achieve compliance in the shortest possible time.

Employees

The average number of employees for each of the three past financial years is as follows:

	2002	2001	2000
Americas Materials	12,409	12,002	10,748
Americas Products & Distribution	15,087	14,356	13,055
Europe Materials	9,422	9,835	9,138
Europe Products & Distribution	12,971	11,452	9,547

	49,889	47,645	42,488

A majority of the Irish employees of the Group and less than 30% of the employees outside the Republic of Ireland are members of unions. No significant work stoppages have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees are satisfactory.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 4,300 employees of all categories who are shareholders in the Group.

1990 Share Option Schemes

At the Extraordinary General Meeting held on May 9, 1990, the shareholders approved Share Option Schemes for the Republic of Ireland and the United Kingdom of Great Britain and Northern Ireland (the “Share Option Schemes”), following which the share option scheme approved in 1987 was terminated (schemes approved in 1979 and 1973 had previously been terminated).

All share options issued up to December 31, 2000 were under the 1990 Share Option Schemes.

Directors and employees of the Company or of any of its subsidiaries who were nominated by the Board of Directors (the “Board”) and who were at least two years from normal retirement age were eligible to participate in the Share Option Schemes.

The Board could at any time within ten years from the adoption date (May 9, 1990) offer to grant options exercisable at the option price (as defined below) to such Directors and employees for such number of Ordinary Shares as the Board specified, provided that the limits described below had not been reached.

The exercise of options under the Share Option Schemes is related to performance and the Share Option Schemes include provisions to measure this performance in terms of growth in earnings per share (“EPS”) and also include a number of protections to ensure that options will not be exercisable unless performance actually occurs.

The option price in relation to an option was the market price of the shares, computed as on the day prior to the date on which the option was offered or, in the case of options granted after April 1, 1997 to participants whose employment services were performed primarily in the United States, the greater of such market price or the market price computed as at the date on which the option was offered. The market price per Ordinary Share was related to the middle market quotation on the Irish Stock Exchange, or the London Stock Exchange, Daily Official Lists on the day on which the price fell to be computed.

During the ten-year period ended on May 9, 2000, the aggregate number of shares issued under or to be issued pursuant to rights acquired under the Share Option Schemes, the U.K. Savings Scheme (as described below) or any approved Share Participation Scheme (as described below) was limited to 44,367,400 Ordinary Shares (representing approximately 15% of the total issued ordinary share capital of CRH as at May 9, 1990 as adjusted following the rights issue in September 1993). This limit has been adjusted to 48,706,532 Ordinary Shares following the rights issue in March 2001 and may be adjusted by the appropriate proportion in the event of any future alteration of the capital structure of the Company by way of capitalization of reserves, rights issues, or any subdivisions, consolidations or reductions of capital. The total number of Ordinary Shares issued during the ten-year period ended May 9, 2000 in respect of the Share Option Schemes or any subsequent share option schemes was limited to a maximum of 10% of the issued ordinary share capital of the Company from time to time.

The total number of Ordinary Shares over which options could be granted during any three year period in respect of Share Option Schemes’ basic tier was limited to a maximum of 3% of the issued ordinary share capital of CRH, and the number of Ordinary Shares over which options could be granted under the aggregate of the basic and second tiers during any three year period was limited to a maximum of 5% of the issued ordinary share capital of CRH.

The 1990 Share Option Schemes expired in May 2000. A new share option scheme was approved by shareholders at the Annual General Meeting held on May 3, 2000.

U.K. Savings Scheme

At an Extraordinary General Meeting on May 9, 1990, the shareholders approved the establishment of a Savings Related Share Option Scheme (the “U.K. Savings Scheme”). Directors and employees within the United Kingdom who worked for any subsidiary of CRH or any company controlled by CRH for at least one year could elect to participate in this U.K. Savings Scheme.

The total number of Ordinary Shares which could be issued in respect of the U.K. Savings Scheme and the Share Participation Scheme (see below) was subject to an overall limit of 3% of the issued ordinary share capital from time to time in any three-year period. 317,862 Ordinary Shares have been issued pursuant to the U.K. Savings Scheme.

2000 Share Option Scheme

This Share Option Scheme was approved by the shareholders at the Annual General Meeting held on May 3, 2000. There are two elements to the Option Scheme, a “basic tier” and a “second tier”.

The basic tier is the standard form of share option scheme. It allows options to be granted up to an aggregate maximum number of options equal to 5% of the issued Ordinary share capital, from time to time. These options become exercisable once EPS growth exceeds growth in the Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of a basic tier option.

Under the second tier, options up to a further 5% of the issued Ordinary share capital, from time to time, may be granted, but may only be exercised if demanding performance targets are met. In effect, second tier options may only be exercised if, over a period of at least five years subsequent to the granting of a second tier option, the growth in EPS exceeds growth in the Consumer Price Index by 10% compounded and places the Company in the top quartile of EPS performance of a peer group of international building materials companies. If below the 75th percentile these options are not exercisable.

Principal features

No option may be granted later than ten years from the date of approval by the shareholders at the Annual General Meeting held on May 3, 2000 (“Adoption Date”).

The Option Scheme will be available to executive Directors and employees of the Company, or of any subsidiary or of any company controlled by CRH, who will be approved by the Board for the purpose of being granted an option.

During the ten year period, commencing on the Adoption Date, the total number of shares which may be issued, in respect of the Option Scheme and any subsequent option schemes, may not exceed 10% in aggregate of the issued Ordinary share capital from time to time.

The flow rate of option grants will not exceed on average 1% of the issued Ordinary share capital per year. In general, the maximum number of shares over which any one participant may be granted options shall not exceed in value, at the option price, four times that individual’s annual emoluments in respect of the basic tier, disregarding any options exercised, and eight times annual emoluments in respect of basic and second tier options.

Replacement options will be granted only if the Remuneration Committee is satisfied that there has been a significant improvement in the performance of the Company in the previous two to three years, and that an individual’s past performance and potential for future contribution merits such replacement options.

The subscription price per share at which options may be exercised will be the higher of par and the mid-market price of the shares on the day preceding the date on which the option is granted or, in the case of options granted to U.S. participants, the greater of that mid-market price or the mid-market price of the shares on the date of the grant.

Options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant for the basic tier and five years for the second tier. Benefits under the scheme will not be pensionable. The shares issued under the Option Scheme will rank pari passu in all respects with the Ordinary and Income shares of the Company.

The provisions relating to eligibility, limitation on number of shares to be issued under the scheme, maximum entitlement for any one participant, the basis of individual entitlement or the adjustment of grants in the event of a variation in share capital may not be altered to the advantage of participants without the prior approval of shareholders, except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for any Group company or any participant.

2000 Savings-Related Share Option Schemes

A CRH Group scheme has been established in the Republic of Ireland and the United Kingdom, under which eligible subsidiary companies of the Group have been nominated as participating subsidiaries. Further schemes may be established in other jurisdictions.

The shares issued under the Savings-Related Share Option Schemes will rank pari passu in all respects with the Ordinary and Income shares of the Company.

During the ten year period commencing on May 3, 2000, the total number of shares which may be issued, in respect of the Share Option Schemes, the Savings-Related Share Option Schemes, the Share Participation Schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

The provisions relating to eligibility, limitation on number of shares to be issued under the scheme, maximum entitlement for any one participant, the basis of individual entitlement or the adjustment of grants in the event of a variation in share capital may not be altered to the advantage of participants without the prior approval of shareholders, except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for any Group company or any participant.

Share Participation Schemes

At the Annual General Meeting on May 13, 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At May 31, 2003, 4,428,851 Ordinary Shares had been issued pursuant to the Share Participation Schemes.

Share Ownership by Directors

The following table sets forth certain information regarding the ownership of the Company’s Ordinary Shares at May 31, 2003 and options to subscribe for Ordinary Shares by all Directors as a group:

Identity of Person or Group	Share options(i)	Ordinary Shares	% of Class of Ordinary Shares
D. Godson	Nil	400,000	0.0760
B.G. Hill	459,829	391,830	0.0745
T.W. Hill	588,961	52,228	0.0099
D.M. Kennedy	Nil	54,250	0.0103
—non beneficial	Nil	9,250	0.0018
H.E. Kilroy	Nil	55,887	0.0106
K. McGowan	Nil	4,132	0.0008
P.J. Molloy	Nil	7,861	0.0015
A. O’Brien	Nil	2,485	0.0005
W.I. O’Mahony	(ii) 1,209,952	454,917	0.0865
W.P. Roef	Nil	1,409	0.0003
H.P. Sheridan	(ii) 295,942	827,652	0.1573
J. L. Wittstock	676,785	55,714	0.0106

	3,231,469	2,317,615	0.4406

(i)	Additional details regarding the options granted, including exercise price and expiry dates, are found under the heading “Directors’ Interests—directors share options” on pages F-6 to F-7.
(ii)	Includes options granted under the 2000 Savings—Related Share Option Scheme.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation.

As at May 31, 2003, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Nominees Limited	45,231,677	8.59
Putnam Investment Management, LLC and The Putnam Advisory Company, LLC	24,841,628	4.72
The Capital Group Companies, Inc. and its affiliates	31,670,535	6.01

Each of the above states that these shares are not beneficially owned by them.

The major shareholders do not have different voting rights.

The number of U.S. shareholders (excluding ADS record holders) as at May 31, 2003 was 210 with a shareholding of 1,571,496 shares.

Related Party Transactions

None.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements filed with this Annual Report.

Dividends

The Company has paid dividends on its Ordinary Shares in respect of each fiscal year since the formation of the Group in 1970. Dividends are paid to shareholders as of record dates, which are determined by the Board of Directors. An interim dividend is normally declared by the Board of Directors in September of each year and is generally paid in November. A final dividend is normally recommended by the Board of Directors following the end of the fiscal year to which it relates and, if approved by the shareholders at an Annual General Meeting, is generally paid in May of that year. For Irish corporate tax reasons, second interim dividends may sometimes be declared and paid; in these circumstances, final dividends are not normally paid.

Each ordinary shareholder in CRH holds an Income Share which is tied to each Ordinary Share and may only be transferred or otherwise dealt with in conjunction with that Ordinary Share.

The payment of future cash dividends will be dependent upon future earnings, the financial condition of the Group and other factors.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs upon conversion by the Depositary of cash dividends paid in euro on the Ordinary Shares represented by the ADSs. Furthermore, fluctuations in the exchange rates between the euro and the U.S. dollar may affect the relative market prices of the ADSs in the United States and of the Ordinary Shares in the Republic of Ireland.

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted. The outcome of litigation to which Group companies are party cannot be readily foreseen, but we believe that such litigation will be disposed of without material effect on the Group’s financial condition, results of operation or liquidity.

In September 2002 CRH announced that senior Group management and the Board had learned that two companies in the Distribution Group had been named, together with a large number of other unrelated parties, in asbestos cases involving 251 claimants. These cases alleged personal injury as a result of exposure to asbestos in products manufactured by others and allegedly distributed by the two companies in the Distribution Group prior to their ownership by CRH.

CRH does not believe that the outcome of any pending actions will have a material adverse impact on the financial position, results of operations or cash flows of the Group.

Significant Changes

In May 2003, the Americas—Materials Division acquired the stock of S.E. Johnson for a cash consideration, including debt assumed, of U.S.$217 million (€189 million). Including anticipated asset sales of U.S.$40 million (€35 million), the net cost of the transaction amounts to U.S.$177 million (€154 million).

CRH have completed other acquisitions totaling €327 million in the five months to May 31, 2003 bringing the cumulative expenditure on acquisitions and investments to €516 million as at that date.

ITEM 9—THE OFFER AND LISTING

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

American Depositary Shares (“ADSs”), each representing one Ordinary Share, are quoted on The Nasdaq National Market (“NASDAQ”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by Citibank, N.A., of New York as Depositary under a Deposit Agreement. With effect from August 24, 1998, each ADS represents one Ordinary Share of the Company. Prior to that date, each ADS represented five Ordinary Shares of the Company. The ticker symbol is CRHCY.

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro, for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported in The NASDAQ National Market monthly statistical reports.

	euro per Ordinary Share		U.S. dollars per ADS
Calendar Year	High	Low	High	Low
2001
First Quarter	19.11	15.85	17.76	14.08
Second Quarter	21.95	17.02	19.23	15.19
Third Quarter	20.90	14.45	19.05	13.15
Fourth Quarter	20.30	15.50	17.91	13.89
2002
First Quarter	20.50	17.76	17.86	15.35
Second Quarter	20.70	16.25	18.18	15.97
Third Quarter	17.00	11.10	16.82	10.97
Fourth Quarter	14.85	11.10	14.74	10.89
2003
First Quarter	13.80	11.00	14.69	11.95
Second Quarter (through May 31, 2003)	14.52	12.46	16.49	14.77

	euro per Ordinary Share		U.S. dollars per ADS
Calendar Year	High	Low	High	Low
1998	14.46	8.10	16.97	9.03
1999	19.86	12.34	21.01	14.29
2000	19.99	14.53	20.24	12.18
2001	21.95	14.45	19.23	13.15
2002	20.70	11.10	18.18	10.89
Month
December 2002	14.85	11.70	14.74	12.24
January 2003	13.70	11.00	14.43	11.95
February 2003	12.40	11.20	13.34	12.10
March 2003	13.80	11.31	14.69	12.25
April 2003	13.90	12.95	15.30	13.90
May 2003	14.52	12.46	16.49	14.77

(i) The 1998, 1999, 2000 and 2001 share data have been adjusted for the bonus element of the March 2001 rights issue.

(ii) On May 31, 2003, 4,867,173 American Depositary Shares (equivalent to 4,867,173 Ordinary Shares or less than 1% of the total outstanding Ordinary Shares) were outstanding and were held by 54 record holders.

(iii) The euro amounts for 1998 have been arrived at by translating the underlying Irish Pound figures into euro at the fixed (as of January 1, 1999) conversion rate of euro 1 = IR£ 0.787564.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain provisions of CRH’s Memorandum and Articles of Association and applicable Irish law.

Objects and Purposes

CRH is incorporated under the name CRH public limited company and is registered in Ireland with registered number 12965. Clause 4 of CRH’s memorandum of association provides that its objects include the business of quarry masters and proprietors, lessees and workers of quarries, sand and gravel pits, mines and the like generally; the business of road-makers and contractors, building contractors, builders merchants and providers and dealers in road making and building materials, timber merchants; and the carrying on of any other business calculated to benefit CRH. The memorandum grants CRH a range of corporate capabilities to effect these objects.

Directors

The Directors manage the business and affairs of CRH.

Directors who are in any way, whether directly or indirectly, interested in contracts or other arrangements with CRH must declare the nature of their interest at a meeting of the directors, and, subject to certain exemptions, may not vote in respect of any contract or arrangement or other proposal whatsoever in which they have any material interest other than by virtue of their interest in shares or debentures in the Company. However, in the absence of some other material interest not indicated below, a Director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution concerning the following matters:

•	the giving of security or indemnity with respect to money lent or obligations taken by the Director at the request or for the benefit of the Company;

•	the giving of security or indemnity to a third party with respect to a debt or obligation of the Company which the Director has assumed responsibility for under a guarantee, indemnity or the giving of security;

•	any proposal under which the director is interested concerning the underwriting of Company shares, debentures or other securities;

•	any other proposal concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder or otherwise) provided that the Director is not the holder of one per cent or more of the voting interest in the shares of such company; and

•	proposals concerning the modification of certain retirement benefits under which the Director may benefit and which have been approved or are subject to approval by the Irish Revenue Commissioners.

The Directors may exercise all the powers of the Company to borrow money, except that such general power is restricted to the aggregate amount of principal borrowed less cash balances of the Company and its subsidiaries not exceeding an amount twice the aggregate of the share capital and reserves of the Company and its subsidiaries including capital grants, deferred taxation and minority shareholders’ interest, less the amount of intangible assets and repayable capital grants.

The Company in general meeting from time to time determines the fees payable to the Directors. The CRH Board may grant special remuneration to any of its number who being called upon, shall render any special or extra services to the Company or go or reside abroad in connection with the conduct of any of the affairs of the Company.

The qualification of a Director is the holding alone and not jointly with any other person of 1,000 ordinary shares in the capital of the Company.

No person may be appointed a Director of the Company who has attained the age of sixty-five years and a Director shall vacate office at the next Annual General Meeting after they attain the age of sixty-eight years; however, a person may be appointed as a director after attaining the age of sixty-five years and a Director may continue in office and will not be required to retire upon attaining the age of sixty-eight years if the continuance as a Director is approved by a Resolution of the Directors.

Voting rights

The Articles provide that, at shareholders’ meetings, holders of ordinary shares, either in person or by proxy, are entitled on a show of hands to one vote and on a poll to one vote per share. No member is entitled to vote at any general meeting unless all calls or other sums immediately payable in respect of their shares in the Company have been paid.

Laws, Decrees or other Regulations

There are no restrictions under the Memorandum and Articles of Association of the Company or under Irish law that limit the right of non-Irish residents or foreign owners freely to hold their Ordinary Shares or to vote their Ordinary Shares.

Liquidation Rights/Return of Capital

In the event of the Company being wound up, the liquidator may, with the sanction of a shareholders’ special resolution, divide among the holders of the Ordinary Shares the whole or any part of the net assets of the Company (after the return of capital and payment of accrued dividends on the preference shares) in cash or in kind, and may set such values as he deems fair upon any property to be so divided and determine how such division will be carried out. The liquidator may, with a like sanction, vest such assets in trust as he thinks fit, but no shareholders will be compelled to accept any shares or other assets upon which there is any liability.

Variation in Class Rights

Subject to the provisions of the Irish Companies Acts, the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares.

Disclosure of Shareholders’ Interests

A shareholder may lose the right to vote by not complying with any statutory notice given by the Company requiring an indication in writing of: (a) the capacity in which the shares are held or any interest therein; (b) so far as it is within the shareholders’ knowledge, the persons who have an interest in the shares and the nature of their interest; or (c) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control the shareholders’ exercise of these rights.

Issue of Shares

Subject to the provisions of the Irish Companies Acts, and the Articles of Association, the issue of shares is at the discretion of the Directors.

Dividends

Shareholders may by ordinary resolution declare final dividends and the Directors may declare interim dividends but no final dividend may be declared in excess of the amount recommended by the Directors and no dividend may be paid otherwise than out of income available for that purpose in accordance with the Irish Companies Acts. There is provision to offer scrip dividends in lieu of cash. The preference shares rank for fixed rate dividends in priority to the ordinary and income shares for the time being of the Company. Any dividend which has remained unclaimed for twelve years from the date of its declaration shall, if the Directors so decide, be forfeited and cease to remain owing by the Company.

Meetings

A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 days’ notice in writing must be given, requires the affirmative vote of at least 75 per cent of the votes cast.

5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for the winding-up of the Company or otherwise affecting their rights and privileges. Dividends on the 5% Cumulative Preference Shares are payable half yearly on April 15 and October 15 in each year.

7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and priority in a winding up to repayment of capital, both subject to the rights of the holders of the 5% Cumulative Preference Shares but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for, among others, the winding-up of the Company, the reduction of the capital of the Company or the abrogation of any special rights or privileges of any preference shares. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half yearly on April 5 and October 5 in each year.

Use of electronic communication

Whenever the Company, a Director, the Secretary, a member or any officer or person is required or permitted by the Articles of Association to give information in writing, such information may be given by electronic means or in electronic form, whether as electronic communication or otherwise.

Material Contracts

The following section contains summaries of all contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group since January 1, 2001 and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement that may be material:

1.	The indenture dated March 13, 2002, between the Company, CRH America, Inc., and JPMorgan Chase Bank under which CRH America, Inc. issued U.S.$1,000,000,000 notes with a coupon of 6.95% maturing on March 15, 2012. CRH plc unconditionally guarantees on a subordinated basis the due and punctual payment of the principal and interest due on the notes.

2.	The Underwriting Agreement dated March 6, 2001, between the Company and UBS Warburg and Davy Stockbrokers (UBS Warburg and Davy Stockbrokers together the “Underwriters”) pursuant to which the Underwriters agreed to procure subscribers or, to the extent such subscribers were not procured, themselves to subscribe in equal proportion for any rights shares not taken up under the rights issue. In consideration of their agreement to underwrite the rights issue, the Underwriters were paid a commission of 0.5 per cent of the value at the rights issue price of the rights shares. Out of these commissions, the underwriters paid sub-underwriting commissions (to the extent that sub-underwriters were procured). The Underwriting Agreement, which contained certain representations, warranties and indemnities by the Company in favor of the Underwriters, was conditional, among other things, on the admission of the rights shares, nil paid, to the official list of the Irish Stock Exchange and the U.K. Listing Authority.

Exchange Controls

Certain aspects of CRH’s international monetary operations outside the EU were, prior to December 31, 1992, subject to regulation by the Central Bank of Ireland. These controls have now ceased. There are currently no Irish foreign exchange controls, or other statute or regulations that restrict the export or import of capital, that affect the remittance of dividends, other than dividend withholding tax on the ordinary shares, or that affect the conduct of the Company’s operations.

Taxation

The following summary outlines certain aspects of U.S. Federal Income and Republic of Ireland tax law regarding the ownership and disposition of ADSs or Ordinary Shares. Because it is a summary, holders of ADSs or Ordinary Shares are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. The statements regarding U.S. and Irish laws set forth below are based, in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their terms.

Holders of ADRs will be treated as the owners of Ordinary Shares represented thereby for the purposes of the Convention between the Government of Ireland and the Government of the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (“Income Tax Treaty”) relating to income taxes and for the purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

As used herein, the term “U.S. holder” means a beneficial owner of an ADR or Ordinary Share who (i) is a resident of the United States for U.S. federal income tax purposes and (ii) is not a resident of, or ordinarily resident in, the Republic of Ireland for purposes of Irish taxes.

Republic of Ireland—Taxation

The Company and certain of its subsidiaries are resident for tax purposes in the Republic of Ireland. As discussed above under “Item 5—Operating and Financial Review and Prospects—Taxation“, the two rates of Corporation Tax, which apply to the profits of the Company in Ireland, are 16% from January 1, 2002 and 10%, with the major portion of the Irish operations being taxed at the 10% rate. The 10% rate, which applies to companies in manufacturing industry, will continue until December 31, 2010. The 10% rate also applies to companies located in the International Financial Services Center in Dublin and will continue until December 31, 2005.

Taxation of Dividends paid to U.S. holders

Under general Irish tax law, U.S. holders are not liable for Irish tax on dividends received from CRH. On the payment of dividends, CRH is obliged to withhold a Dividend Withholding Tax (“DWT”). The rate at present is 20% of the dividend payable (prior to April 6, 2001 the rate was 22%).

Dividends paid by CRH to a U.S. tax resident individual will be exempt from DWT, provided the following conditions are met:

1.	The individual (who must be the beneficial owner) is resident for tax purposes in the U.S. (or any country with which Ireland has a double tax treaty) and neither resident nor ordinarily resident in Ireland.

2.	The individual signs a declaration to CRH, which states that he/she is a U.S. tax resident individual at the time of making the declaration and that he/she will notify CRH when he/she no longer meets the condition in (1) above.

3.	The individual provides CRH with a certificate of tax residency from the U.S. tax authorities.

Dividends paid by CRH to a U.S. tax resident company (which must be the beneficial owner) will be exempt from DWT provided that the following conditions are met:

1.	The company is resident for tax purposes in the U.S. (or any country with which Ireland has a double tax treaty) and not under the control, either directly or indirectly, of Irish resident persons.

2.	The company provides a declaration to CRH, which states that it is entitled to an exemption from DWT, on the basis that it meets the condition in (1) above at the time of making the declaration, and that it will notify CRH when it no longer meets the condition in (1) above.

3.	The company provides CRH with a certificate of tax residency from the U.S. tax authorities and a certificate from its auditors certifying that the company is not under the direct/indirect control of Irish residents.

For United States federal income tax purposes, U.S. holders will include in gross income the amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. holder, in the case of shares, or by the Depositary, in the case of ADSs.

The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”).

Capital Gains Tax

A U.S. holder will not be liable for Republic of Ireland tax on gains realized on the sale or other disposition of ADRs or Ordinary Shares unless the ADRs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A U.S. holder will be liable for U.S. Federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company.

Capital Acquisition Tax (Estate/Gift Tax)

Although non-residents may hold Ordinary Shares, the shares are deemed to be situated in the Republic of Ireland, because the Company is required to maintain its Share Register in the Republic of Ireland. Accordingly, holders of Ordinary Shares may be subject to gift or inheritance tax, notwithstanding that the parties involved are domiciled and resident outside the Republic of Ireland. Certain exemptions apply to gifts and inheritances depending on the relationship between the donor and donee.

Under the Convention between the Government of Ireland and the Government of the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on the estates of deceased persons, credit against U.S. federal estate tax is available in respect of any Irish inheritance tax payable in respect of transfers of ordinary shares.

Stamp Duty

The Irish Finance Act, 1992 Section 207 exempts from Irish stamp duty transfers of ADRs where the ADRs are dealt in and quoted on a recognized stock exchange in the United States and the underlying deposited securities are dealt in and quoted on a recognized stock exchange. The Irish tax authorities regard NASDAQ as a recognized stock exchange. Irish stamp duty will be charged at the rate of 1% of the amount or value of the consideration on any conveyance or transfer on sale of Ordinary Shares.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F, which have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800–SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and, for most recent CRH periodic filings only, at the Internet World Wide Web site maintained by the SEC at www.sec.gov.

ITEM 11—QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative information about Market Risk

The Group uses financial instruments throughout its businesses: borrowings, cash and liquid resources are used to finance the Group’s operations; accounts receivable and payable arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. The Group’s policy is not to trade in financial instruments.

Borrowings and Liquid Resources

In the first quarter of 2002, the Group completed a U.S.$1 billion bond issue for general corporate purposes, enhancing the maturity profile of the Group’s debt and broadening its sources of finance. The bonds mature on March 15, 2012.

The Group holds significant cash balances that are invested on a short-term basis. At year-end 2002, 96% of the Group’s cash, short-term deposits and liquid resources had a maturity of six months or less. In addition, at December 31, 2002, 98% of the Group’s gross debt was drawn under committed term facilities, 95% of which mature after more than one year, and the Group held €620.6 million of undrawn committed facilities.

Interest and Currency Management

The Group’s policy is to fix interest rates on a proportion of the Group’s medium to long-term net debt exposure in individual currencies. In recent years, the Group’s target has been to fix interest rates on approximately 50% of Group net debt. At the end of 2002, 52% of the Group’s net debt was at interest rates, which were fixed for an average period of 4.9 years. U.S. dollars accounted for approximately 67% of net debt at the end of 2002 and 44% of the U.S. dollar component of net debt was at fixed rates.

CRH’s activities are conducted principally in the local currency of the country of operation. The primary foreign exchange risk arises from the fluctuating value of the Group’s net investment in different currencies. The Group’s policy is to spread its net worth across the currencies of the different operations and thereby to reduce exposure to any one currency. CRH believes that this is an appropriate policy for an international Group with international shareholders. Interest rate swaps are entered into only for the purpose of managing the Group’s mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. In line with Group policy, all derivative contracts are entered into with highly rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the statement of total recognized gains and losses.

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses, which are recognized in the consolidated statement of income. As at December 31, 2002 these exposures were not material.

Quantitative information about Market Risk

Interest rate sensitivity

The Group monitors its exposure to changes in interest and exchange rates by estimating the impact of possible changes on reported income before tax and net worth. The Group accepts interest rate and currency risk as part of the overall risks of operating in different economies and seeks to manage these risks by following the policies set out above.

CRH estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a reduction in income before tax for 2002 of less than 1%. The bulk of the Group’s net worth is denominated in the world’s two largest currencies—the U.S. dollar and the euro—which together accounted for 87% of the Group’s net worth at end 2002. The strengthening of the euro during 2002 resulted in a negative €514 million currency translation effect on shareholders’ funds mainly arising on U.S. dollar net assets. This negative effect is stated net of the €248 million positive translation impact on net foreign debt. A strengthening of the euro by 10% against all the other currencies the Group operates in would, when reported in euro, reduce the Group’s year-end 2002 net worth by an estimated €293 million and year-end 2002 net debt by €162 million.

The table below shows the Group’s interest rate swaps and debt obligations that are sensitive to changes in interest rates at December 31, 2002 and 2001. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. For cross currency swaps, the table presents the principal amounts to be exchanged on maturity and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in euro, which is the Group’s reporting currency. The actual currencies of the instruments are as indicated.

	As at December 31, 2002:
Maturity Before December 31	2003	2004	2005	2006	2007	After 2007	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	4.8	3.9	2.0	121.7	0.4	2,170.6	2,303.4	2,639.7
Average Interest Rate	4.5%	4.2%	6.2%	7.5%	8.6%	7.5%	7.5%
Fixed Rate—Other	18.4	46.0	18.2	22.3	3.7	7.6	116.2	117.7
Average Interest Rate	6.3%	5.3%	6.7%	4.4%	5.1%	4.9%	5.5%
Variable Rate—U.S.$	99.7	—	—	—	—	—	99.7	99.7
Average Interest Rate	1.7%	—	—	—	—	—	1.7%
Variable Rate—Other	30.8	417.4	15.1	63.3	15.7	10.9	553.2	553.2
Average Interest Rate	3.6%	4.3%	3.6%	3.5%	4.0%	4.2%	4.1%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest.

Figures in parenthesis represent assets.

	As at December 31, 2002:
Maturity Before December 31	2003	2004	2005	2006	2007	After 2007	Total	Fair value*
	€ million (except percentages)
Interest Rate Swaps
Notional Principal—U.S.$	—	—	—	119.2	—	181.2	300.4	(2.3)
Fixed Rate Payable	—	—	—	6.2%	—	7.2%	6.8%
Fixed Rate Receivable	—	—	—	7.1%	—	7.2%	7.1%
Notional Principal—U.S.$	—	—	—	—	—	1,797.5	1,797.5	(301.0)
Variable Rate Payable	—	—	—	—	—	1.7%	1.7%
Fixed Rate Receivable	—	—	—	—	—	6.3%	6.3%
Notional Principal—Euro	8.6	8.6	8.7	—	—	—	25.9	(0.5)
Fixed Rate Payable	5.3%	5.3%	5.3%	—	—	—	5.3%
Fixed Rate Receivable	6.8%	6.8%	6.8%	—	—	—	6.8%
Notional Principal—GBP	—	46.1	—	—	—	—	46.1	1.4
Fixed Rate Payable	—	6.9%	—	—	—	—	6.9%
Variable Rate Receivable	—	4.0%	—	—	—	—	4.0%
Currency Swaps and forward agreements
Principal Payable—Euro	—	50.0	—	—	—	—	50.0	51.3
Fixed Rate Payable	—	4.5%	—	—	—	—	4.5%
Principal Payable—Euro	50.0	75.0	150.0	—	—	—	275.0	275.0
Variable Rate Payable	3.1%	3.2%	3.1%				3.1%
Principal Payable—Swiss Franc	—	34.4	68.9	—	—	—	103.3	109.2
Fixed Rate Payable	—	3.5%	3.6%	—	—	—	3.6%
Principal Payable—Swiss Franc	24.8	—	280.9	—	—	—	305.7	305.7
Variable Rate Payable	0%	—	0.9%	—	—	—	0.9%
Principal Payable—Other	12.4	9.9	18.7	18.7	—	—	59.7	66.1
Fixed Rate Payable	13.2%	12.8%	15.1%	7.0%	—	—	11.8%
Principal Payable—Other	47.4	23.9	15.9	42.0	1.4	—	130.6	127.2
Variable Rate Payable	8.0%	7.4%	7.0%	4.4%	3.3%	—	6.6%
Principal Receivable—U.S.$	(97.7)	(165.0)	(417.6)	(46.9)	(1.4)	—	(728.6)	(729.4)
Variable Rate Receivable	1.5%	1.7%	1.8%	1.7%	0%	—	1.7%
Principal Receivable—Euro	(37.7)	(16.0)	(32.9)	(18.4)	—	—	(105.0)	(105.6)
Variable Rate Receivable	3.5%	3.6%	3.3%	3.6%	—	—	3.5%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parenthesis represent assets.

	As at December 31, 2001:
Maturity Before December 31	2002	2003	2004	2005	2006	After 2006	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	134.4	4.1	2.8	2.1	143.6	1,434.0	1,721.0	1,842.2
Average Interest Rate	8.7%	6.7%	6.1%	5.9%	7.5%	7.9%	8.0%
Fixed Rate—Other	12.5	37.4	32.3	10.4	1.3	3.4	97.3	99.4
Average Interest Rate	7.0%	5.4%	5.3%	7.4%	6.6%	5.8%	5.8%
Variable Rate—U.S.$	216.5	247.9	220.3	95.8	0.4	2.3	783.2	783.2
Average Interest Rate	2.4%	2.3%	2.3%	2.3%	3.6%	2.1%	2.3%
Variable Rate—Other	31.4	5.1	517.4	11.3	76.1	16.4	657.7	657.7
Average Interest Rate	3.7%	9.7%	4.4%	5.1%	3.6%	4.8%	4.3%

Interest Rate Swaps
Notional Principal—U.S.$	129.2	—	—	—	140.4	213.5	483.1	(4.7)
Fixed Rate Payable	5.9%	—	—	—	6.2%	7.2%	6.6%
Fixed Rate Receivable	8.0%	—	—	—	7.1%	7.2%	7.4%
Notional Principal—U.S.$	—	—	—	—	—	994.3	994.3	(73.4)
Variable Rate Payable	—	—	—	—	—	2.9%	2.9%
Fixed Rate Receivable	—	—	—	—	—	6.9%	6.9%
Notional Principal—Euro	8.6	8.6	8.6	8.7	—	—	34.5	(0.9)
Fixed Rate Payable	5.3%	5.3%	5.3%	5.3%	—	—	5.3%
Fixed Rate Receivable	6.8%	6.8%	6.8%	6.8%	—	—	6.8%
Notional Principal—GBP	49.0	—	49.0	—	—	—	98.0	1.6
Fixed Rate Payable	6.9%	—	6.9%	—	—	—	6.9%
Variable Rate Receivable	5.0%	—	5.0%	—	—	—	5.0%

	As at December 31, 2001:
Maturity Before December 31	2002	2003	2004	2005	2006	After 2006	Total	Fair value*
	€ million (except percentages)
Currency Swaps and forward agreements
Principal Payable—Euro	50.0	—	50.0	—	—	—	100.0	100.7
Fixed Rate Payable	4.2%	—	4.5%	—	—	—	4.3%
Principal Payable—Euro	100.0	50.0	75.0	150.0	—	—	375.0	374.9
Variable Rate Payable	3.5%	3.4%	3.9%	3.4%			3.6%
Principal Payable—Swiss Franc	33.8	—	33.8	67.8	—	—	135.4	137.3
Fixed Rate Payable	3.5%	—	3.5%	3.6%	—	—	3.6%
Principal Payable—Swiss Franc	—	—	—	276.1	—	—	276.1	276.3
Variable Rate Payable	—	—	—	2.0%	—	—	2.0%
Principal Payable—Other	21.5	14.3	11.4	21.5	—	—	68.7	74.8
Fixed Rate Payable	15.8%	13.2%	12.8%	15.1%	—	—	14.5%
Principal Payable—Other	12.8	56.5	16.7	10.9	51.9	—	148.8	150.5
Variable Rate Payable	8.4%	13.3%	13.6%	12.0%	6.3%	—	10.4%
Principal Receivable—U.S.$	(227.1)	(87.7)	(192.7)	(490.3)	(53.6)	—	(1,051.4)	(1,053.0)
Variable Rate Receivable	2.2%	2.3%	3.1%	2.9%	3.6%	—	2.8%
Principal Receivable—Euro	(17.6)	(37.7)	(7.5)	(27.3)	—	—	(90.1)	(90.7)
Variable Rate Receivable	3.4%	3.7%	3.9%	3.6%	—	—	3.6%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parenthesis represent assets.

The book value of fixed rate debt and fixed rate swaps is the outstanding principal values of debt/swaps. The fair value of swaps and fixed rate debt is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt and swaps differ from prevailing rates, fair value will differ from book value. The fair value of floating rate instruments approximates book value.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Finance Director, we have evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-14 and 15d-14 within 90 days of the filing date of this Annual Report. Based on that evaluation, the Chief Executive Officer and Finance Director have concluded that these disclosure controls and procedures are effective at the level of providing reasonable assurance.

In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and Finance Director, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable until annual report on Form 20-F for fiscal year ending December 31, 2003.

ITEM 16B—CODE OF ETHICS

Not applicable until annual report on Form 20-F for fiscal year ending December 31, 2003.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable until annual report on Form 20-F for fiscal year ending December 31, 2003.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

ITEM 19—EXHIBITS

The following documents are filed as part of this annual report:

1.	Memorandum and Articles of Association.*

4.1	1990 Share Option Scheme dated May 9, 1990.*

4.2	2000 Share Option Scheme dated May 3, 2000.*

4.3	Agreement dated September 8, 2000, between CRH p.l.c. and UBS Warburg and Davy Stockbrokers.*

4.4	Underwriting Agreement dated March 6, 2001, between CRH p.l.c. and UBS Warburg and Davy Stockbrokers.*

7.	Computation of Earnings to Fixed Charges Ratio.

8.	Subsidiaries (provided under “Item 4—Information on the Company—Organizational Structure” in this Annual Report.

12	Consent of Independent Auditors.

*	Incorporated by reference to the annual report on Form 20-F that was filed by the Company on June 20, 2001

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ H.P. SHERIDAN

Finance Director
Dated:	June 20, 2003

CERTIFICATIONS

I, Liam O’Mahony, certify that:

1.	I have reviewed this Annual Report on Form 20-F of CRH public limited company;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 20, 2003

By:	/s/ LIAM O’MAHONY

Chief Executive Officer

CERTIFICATIONS

I, Henry P. Sheridan, certify that:

1.	I have reviewed this Annual Report on Form 20-F of CRH public limited company;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 20, 2003

By:	/s/ H.P. SHERIDAN

Finance Director

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 3, 2003

The Remuneration Committee

The Remuneration Committee of the Board consists solely of non-executive Directors of the Company. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman’s remuneration is decided in the absence of the Chairman. The members of the Remuneration Committee are P. J. Molloy, Chairman, B.T. Alexander, H.E. Kilroy, A. O’Brien and W.P. Roef.

Remuneration policy

CRH is an international group of companies, with activities in 22 countries. The Group’s policy on Directors’ remuneration is designed to attract and retain Directors of the highest calibre who can bring their experienced and independent views to the policy, strategic decisions and governance of CRH.

In setting remuneration levels the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope. Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group’s operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area.

Performance related rewards, based on measured targets, are a key component of remuneration. CRH strategy of fostering entrepreneurship in its regional companies requires well designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are in excess of 4,300 employees of all categories who are shareholders in the Group.

Executive Directors’ remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment related benefits relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for U.S.-based Directors. No fees are payable to executive Directors.

Performance related cash incentive plan

The executive Directors’ cash incentive plan for 2002, under which a bonus could be paid up to a maximum of 60% of basic salary for Europe-based Directors and 90% for U.S.-based Directors for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

The two components related to annual performance are:

(i)	Individual performance. Strategic priorities and action plans are agreed at the start of the year, and quantified where possible. The maximum award is 10% of basic salary.

(ii)	Regional and/or Group profitability. Challenging targets generally in excess of budget are set each year. The maximum award for this component is 25% of basic salary for Europe-based Directors and 55% for U.S.-based Directors.

The three components related to rolling three-year performance, under which the total maximum earnings potential is 25% of basic salary in each year, are as follows:

(i)	Earnings per share growth targets.

(ii)	Return on net assets targets.

(iii)	Total shareholder returns relative to an independently selected group of international peers.

In addition the Chief Executive has a special long-term incentive plan under which targets have been set for a five-year period. Exceptionally challenging goals have to be achieved in respect of total shareholder returns by comparison with a peer group, growth in earnings per share and the strategic development of the Group. The total maximum earnings potential is 40% of average basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.

Share Option Scheme:

Under the terms of the Share Option Scheme approved by shareholders on May 3, 2000, two types of options are available subject to different performance conditions as set out below:

(i)	Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(ii)	Exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth in the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile these options are not exercisable.

The percentage of share capital which can be issued under the scheme and individual grant limits comply with institutional guidelines. Subject to satisfactory performance, options are expected to be awarded annually, ensuring a smooth progression over the life of the share option scheme. Grants of share options are at the market price of the Company’s shares at the time of grant, and are made after the final results announcement ensuring transparency.

Non-executive Directors’ remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees paid to non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time demands of their Board duties.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Pensions

Pensions for executive Directors are calculated on basic salary only (no incentive or benefit elements are included).

Europe-based Directors participate in a defined benefit plan designed to provide two-thirds of salary at retirement for full service. There is provision for these executive Directors to retire at 60 years of age and, in the case of the Chief Executive, to retire on completion of five years in the role of Chief Executive.

U.S.-based Directors participate in a funded Internal Revenue Service (IRS) approved plan in respect of basic salary up to US$200,000, and in an unfunded Supplemental Executive Retirement Plan (SERP) in respect of basic salary in excess of US$200,000. Both these plans are defined contribution plans.

Since 1991, it has been your Board’s policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors’ service contracts

No executive Director has an employment contract extending beyond twelve months.

Directors’ remuneration and interests in share capital

Details of Directors’ Remuneration charged against income in the year are given below. Details of individual remuneration and pension benefits in respect of the year ended December 31, 2002 are given on pages F-4 and F-5. Directors’ share options are shown on pages F-6 and page F-7 and Directors’ shareholdings are shown on page F-8.

Directors’ Remuneration

Notes		2002	2001
		€’000	€’000
	Executive Directors
	Basic salary	3,542	2,150
	Cash incentive bonus	1,386	857
	Pension fund contributions	760	533
	Benefits	106	73
	Other remuneration	—	11

1		5,794	3,624

2	Provision for Chief Executive long-term incentive plan	364	336

	Total executive Directors’ remuneration	6,158	3,960

	Average number of executive Directors	6	4

	Non-executive Directors
	Fees	369	355
	Other remuneration	353	359

1	Total non-executive Directors’ remuneration	722	714

	Average number of non-executive Directors	9	9

3	Payments to former Directors	106	101

	Total Directors’ remuneration	6,986	4,775

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Notes to Directors’ remuneration

1	See analysis of 2002 remuneration by individual below.
2	As set out on page F-2, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals. While a provision is made, there is no commitment to any payment until after employment to the full term has been completed.
3	Consulting and other fees paid to a number of former Directors.

Directors’ Remuneration

Individual remuneration for the year ended December 31, 2002

	Basic salary and fees	Incentive bonus(i)	Pension contributions	Other remuneration(ii)	Benefits(iii)	Total 2002	Total 2001
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Executive Directors
B.E. Griffin	468	182	116	—	21	787	750
B.G. Hill	468	220	116	—	18	822	684
T.W. Hill (iv)	624	248	94	—	12	978	—
W.I. O’Mahony	910	309	226	—	21	1,466	1,420
H.P. Sheridan	490	167	121	—	19	797	770
J.L. Wittstock (iv)	582	260	87	—	15	944	—

	3,542	1,386	760	—	106	5,794	3,624

Non-executive Directors
B.T. Alexander	41	—	—	12	—	53	49
D. Dey	41	—	—	12	—	53	49
D. Godson	41	—	—	12	—	53	49
J.J. Hayes (v)	—	—	—	—	—	—	42
D.M. Kennedy	41	—	—	21	—	62	59
H.E. Kilroy	41	—	—	12	—	53	49
K. McGowan	41	—	—	20	—	61	57
P.J. Molloy	41	—	—	229	—	270	250
A. O’Brien	41	—	—	12	—	53	49
W.P. Roef	41	—	—	23	—	64	61

	369	—	—	353	—	722	714

(i)	Incentive bonus Under the executive Directors’ cash incentive plan for 2002, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the incentive plan is set out on page F-2.
(ii)	Other Remuneration Includes remuneration for Chairman and for Board Committee work.
(iii)	Benefits These relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for U.S.-based Directors.
(iv)	Mr. T.W. Hill and Mr. J. L. Wittstock became Directors on January 1, 2002.
(v)	Mr. J.J. Hayes retired on May 9, 2001.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ Remuneration

Pension entitlements

Pension benefits earned by Directors during the year and the accumulated total accrued pension at December 31, 2002 were as follows:

	Increase in accrued pension during 2002(i)	Transfer value of increase(ii)	Total accrued pension at year-end(iii)
	€’000	€’000	€’000
Executive Directors
B. E. Griffin	19	300	323
B. G. Hill	14	207	300
W. I. O’Mahony	25	360	571
H. P. Sheridan	15	224	326

Non-executive Director
D. M. Kennedy	1	11	13

(i)	The increase in accrued pension during the year excludes inflation.
(ii)	The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2002 in the event of the member leaving service.
(iii)	Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

Pension entitlements—defined contribution

The accumulated liability related to the SERP unfunded plan for U.S.-based Directors is as follows:

	As at December 31, 2001	2002 contribution	2002 notional interest(iv)	Translation adjustment	As at December 31, 2002
	€’000	€’000	€’000	€’000	€’000
Executive Directors
T.W. Hill	363	72	24	(64)	395
J.L. Wittstock	415	66	27	(72)	436

(iv)	Notional interest, which is calculated based on the U.S. 30-year Treasury Rate plus 1%, is credited to the individual account each year.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

			December 31, 2001	Granted in 2002	Exercised in 2002	December 31, 2002	Weighted average price
							Option price at December 31, 2002	Options exercised in 2002
								Exercise price	Market price at date of exercise
							€	€	€
B.E. Griffin	(a (b	) )	120,758 208,582	— —	21,956 109,780	98,802 98,802	16.51 13.71	12.64 6.76	13.75 13.75
B.G. Hill	(a (b (c	) ) )	120,758 214,071 75,000	— — 50,000	— — —	120,758 214,071 125,000	14.08 9.55 18.84
T.W Hill*	(a (b (c (d	) ) ) )	87,824 181,137 60,000 60,000	— — 50,000 50,000	— — — —	87,824 181,137 110,000 110,000	16.50 14.56 18.92 18.92
W.I. O’Mahony	(a (b (c (d (e	) ) ) ) )	442,262 323,851 125,000 150,000 783	— — 100,000 100,000 —	101,944 — — — —	340,318 323,851 225,000 250,000 783	11.06 11.41 18.90 18.84 15.39	2.28	14.85
H.P. Sheridan	(a (b (c (e	) ) ) )	120,758 225,049 125,000 783	— — — —	49,401 126,247 — —	71,357 98,802 125,000 783	17.26 13.71 18.28 15.39	13.71 6.73	16.88 17.93
J.L. Wittstock*	(a (b (c (d	) ) ) )	155,159 214,071 60,000 60,000	— — 50,000 50,000	— — —	155,159 214,071 110,000 110,000	11.75 12.91 18.92 18.92

			3,130,846	450,000	409,328	3,171,518

*	Mr.T.W. Hill and Mr. J.L Wittstock became Directors on January 1, 2002. The opening balances and transactions detailed above and in the following table relate to the position as at date of appointment and to the period since that date.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

DIRECTORS’ INTERESTS – Directors’ share options (continued)

Options by price

		December 31, 2001	Granted in 2002	Exercised in 2002	December 31, 2002	Earliest exercise date	Expiry date
€
2.2754	(a)	101,944	—	101,944	—
4.1058	(a)	67,335	—	—	67,335	March 2003	October 2004
6.5347	(a)	126,247	—	—	126,247	March 2003	April 2006
6.5347	(b)	356,785	—	148,203	208,582	March 2003	April 2006
7.0899	(a)	21,956	—	—	21,956	March 2003	April 2007
7.0899	(b)	131,736	—	87,824	43,912	March 2003	April 2007
7.1015	(a)	43,912	—	—	43,912	March 2003	April 2007
7.1015	(b)	120,758	—	—	120,758	March 2003	April 2007
12.6416	(a)	115,269	—	43,912	71,357	March 2003	April 2008
12.6416	(b)	230,538	—	—	230,538		April 2008
14.5652	(a)	76,846	—	27,445	49,401	March 2003	April 2009
14.5652	(b)	153,692	—	—	153,692		April 2009
14.6563	(a)	76,846	—	—	76,846	March 2003	April 2009
14.6563	(b)	153,692	—	—	153,692		April 2009
17.2615	(a)	307,384	—	—	307,384	April 2003	April 2010
17.2615	(b)	54,890	—	—	54,890		April 2010
18.0084	(a)	109,780	—	—	109,780	April 2003	April 2010
18.0084	(b)	164,670	—	—	164,670		April 2010
18.28	(c)	445,000	—	—	445,000		April 2011
18.28	(d)	270,000	—	—	270,000		April 2011
19.68	(c)	—	250,000	—	250,000		April 2012
19.68	(d)	—	200,000	—	200,000		April 2012
15.39	(e)	1,566	—	—	1,566		November 2004

		3,130,846	450,000	409,328	3,171,518

No options lapsed during the year. The market price of the Company’s shares at December 31, 2002 was €11.75, and the range during 2002 was €11.10 to €20.70.

(a)	Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place it in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.
(c)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.
(d)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the Company’s growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building material companies. If below the 75th percentile, these options are not exercisable.
(e)	Granted under the 2000 savings-related share option scheme.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ interests in share capital at December 31, 2002

The interests of the Directors and Secretary in the shares of the Company as at December 31, 2002, which are beneficial unless otherwise indicated, are shown below. Between December 31, 2002 and March 3, 2003, the date of approval of the Consolidated Financial Statements, there were no transactions in the Directors’ and Secretary’s interests.

The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares

	December 31, 2002		December 31, 2001
Directors
B.T. Alexander	1,890		1,881
D. Dey	2,815		2,780
D. Godson	400,000		500,000
B.E. Griffin	377,294		242,213
B.G. Hill	386,384		386,384
T.W. Hill	51,960	(i)	43,234	*
D.M. Kennedy	53,644		53,261
—Non-beneficial	9,250		9,250
H.E. Kilroy	55,887		55,887
K. McGowan	4,085		2,061
P.J. Molloy	7,773		7,687
A. O’Brien	2,457		2,430
W.I. O’Mahony	453,840		351,212
W.P. Roef	1,389		1,370
H.P. Sheridan	817,374		741,058
J.L. Wittstock	42,667		42,201	*

Secretary
A. Malone	19,632		18,890

	2,688,341		2,461,799

(i)	Mr. T.W. Hill’s shareholding as at December 31, 2002 includes 21,726 shares held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.
*	Holding as at date of appointment.

See Item 6—Directors, Senior Management and Employees on page 78 or details of options and Ordinary Shares held by Directors of CRH at May 31, 2003.

CRH plc AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors of CRH public limited company

We have audited the consolidated balance sheets of CRH public limited company and subsidiary companies (the “Group”) as of December 31, 2002 and 2001, and the related consolidated statements of income, total recognized gains and losses, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with Irish auditing standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company and subsidiary companies at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those followed in the United States (see Note 32 of Notes to Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Dublin, Ireland

March 3, 2003

ERNST & YOUNG

Registered Auditors

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	Continuing operations		Total
	2002	Acquisitions 2002	2002		2001		2000
	(€m, except per share amounts)
Net sales, including share of joint ventures (Note 2)	10,116.4	677.7	10,794.1		10,443.5		8,869.8
Less: share of joint ventures	(271.4)	(5.5)	(276.9)		(236.7)		(168.0)

Net sales	9,845.0	672.2	10,517.2		10,206.8		8,701.8
Cost of goods sold	(6,810.4)	(483.1)	(7,293.5)		(7,023.3)		(5,945.4)

Gross profit	3,034.6	189.1	3,223.7		3,183.5		2,756.4
Distribution and administration expenses (Note 3)	(2,099.7)	(109.4)	(2,209.1)		(2,189.9)		(1,854.8)

Group operating income (Note 4)	934.9	79.7	1,014.6		993.6		901.6
Share of joint ventures’ operating income before interest expense	33.0	0.5	33.5		26.5		16.9

Operating income, excluding goodwill amortization	967.9	80.2	1,048.1		1,020.1		918.5
Goodwill amortization (Note 2)	(64.3)	(5.3)	(69.6)		(60.6)		(43.7)
Gain on sale of investments and property, plant & equipment	15.7	—	15.7		16.7		12.8

Income before interest expense	919.3	74.9	994.2		976.2		887.6

Interest income			44.5		63.8		63.9
Interest expense (Note 6)			(175.9)		(233.5)		(253.9)
Share of joint ventures’ net interest expense			(7.1)		(3.6)		(0.9)

Income before taxes and equity minority shareholders’ interest			855.7		802.9		696.7
Taxes on income (Note 7)			(226.8)		(217.0)		(193.7)

Income before equity minority shareholders’ interest			628.9		585.9		503.0
Equity minority shareholders’ interest			(5.5)		(3.8)		(4.6)

Net income			623.4		582.1		498.4
Dividend on preference shares			(0.1)		(0.1)		(0.1)

Net income attributable to ordinary shareholders*			623.3		582.0		498.3

Per Ordinary Share							Restated	**
Net income—basic (Note 8)			119.22	c	115.32	c	113.79	c
Net income—diluted (Note 8)			118.57	c	114.25	c	112.03	c

Dividends (Note 9)			25.40	c	23.00	c	20.77	c

Weighted average number outstanding of €0.32 Ordinary Shares (in millions)			522.8		504.7		437.9

*	A summary of the significant adjustments to net income attributable to ordinary shareholders which would be required if accounting principles generally accepted in the United States (“U.S. GAAP”) had been applied instead of those generally accepted in the Republic of Ireland is given in Note 32.
**	2000 per share amounts are restated for the bonus element of the March 2001 rights issue.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Net income attributable to ordinary shareholders	623.3	582.0	498.3
Currency translation effects:
—on results for the year	(31.7)	0.5	(4.5)
—on foreign currency net investments	(482.5)	83.5	95.4

Total recognized gains and losses for the financial year	109.1	666.0	589.2

NOTE OF HISTORICAL COST INCOME AND LOSSES

Historical cost income (after taxation, minority interests and dividends) retained for the financial year does not differ materially from reported income.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2002	2001
	(€m)	(€m)
ASSETS
Current assets
Cash, short-term deposits and liquid resources	1,533.2	1,463.3
Accounts receivable and prepayments (Note 10)	1,525.4	1,693.0
Inventories (Note 11)	1,064.0	1,002.1

	4,122.6	4,158.4

Fixed assets
Investments in joint ventures (Note 12)
—share of gross assets	366.1	434.6
—share of gross liabilities	(141.8)	(180.2)
—loans to joint ventures	28.4	27.1
Other investments (Note 12)	22.1	34.3
Property, plant and equipment (Note 14)	5,004.4	5,150.5
Intangible fixed assets—goodwill (Note 15)	1,154.1	1,153.5

Total assets	10,555.9	10,778.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and overdrafts (Note 16)	232.8	503.5
Accounts payable and accrued liabilities (Note 17)	1,511.0	1,655.3

	1,743.8	2,158.8

Long-term liabilities
Long-term debt (Note 18)	3,010.3	2,853.5
Deferred acquisition consideration (Note 17)	142.5	173.8
Taxes payable	6.6	50.9
Capital grants deferred (Note 20)	14.6	15.7
Provisions for liabilities and charges (Note 21)	779.3	655.0
Minority shareholders’ equity interest (Note 22)	110.9	135.1

	5,808.0	6,042.8

Shareholders’ equity*
Share capital (Note 23)	179.4	178.5
Additional paid-in capital	2,038.3	2,002.5
Other reserves	9.9	9.9
Accumulated income	2,520.3	2,544.5

	4,747.9	4,735.4

Total liabilities and shareholders’ equity	10,555.9	10,778.2

*	A summary of the significant adjustments to shareholders’ equity which would be required if U.S. GAAP had been applied instead of those generally accepted in the Republic of Ireland, is given in Note 32.

The Notes to Consolidated Financial Statements are an integral part of these Balance Sheets.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Additional paid-in capital (a)	Other reserves (a)	Accumulated income (b)	Total shareholders’ equity
	(€m)	(€m)	(€m)	(€m)	(€m)
Balance at January 1, 2000	134.3	561.1	9.9	1,496.4	2,201.7
Shares issued	7.5	359.3	—	—	366.8
Share issue expenses	—	(7.4)	—	—	(7.4)
Income attributable to Ordinary Shares	—	—	—	498.3	498.3
Dividends (Note 9)	0.3	17.9	—	(93.4)	(75.2)
Currency translation effects:
—on results for year	—	—	—	(4.5)	(4.5)
—on foreign currency net investments	—	—	—	95.4	95.4

Balance at December 31, 2000	142.1	930.9	9.9	1,992.2	3,075.1
Shares issued	35.9	1,068.8	—	—	1,104.7
Share issue expenses	—	(20.6)	—	—	(20.6)
Income attributable to Ordinary Shares	—	—	—	582.0	582.0
Goodwill written back on sale (Note 26 (i))	—	—	—	6.3	6.3
Dividends (Note 9)	0.5	23.4	—	(120.0)	(96.1)
Currency translation effects:
—on results for year	—	—	—	0.5	0.5
—on foreign currency net investments	—	—	—	83.5	83.5

Balance at December 31, 2001	178.5	2,002.5	9.9	2,544.5	4,735.4
Shares issued	0.3	13.5	—	—	13.8
Share issue expenses	—	(0.4)	—	—	(0.4)
Income attributable to Ordinary Shares	—	—	—	623.3	623.3
Dividends (Note 9)	0.6	22.7	—	(133.3)	(110.0)
Currency translation effects:
—on results for year	—	—	—	(31.7)	(31.7)
—on foreign currency net investments	—	—	—	(482.5)	(482.5)

Balance at December 31, 2002	179.4	2,038.3	9.9	2,520.3	4,747.9

	As at December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Income is retained by:
Parent company	553.7	687.3	56.4
Subsidiary undertakings	2,275.1	2,157.8	2,248.6
Joint ventures	14.5	22.4	16.5
Cumulative goodwill previously written off directly against accumulated income	(323.0)	(323.0)	(329.3)

	2,520.3	2,544.5	1,992.2

(a)	The Additional paid-in capital and Other reserves are not available for distribution.
(b)	The cumulative currency translation (loss) gains included in accumulated income at December 31, 2002 were €(171) million (2001 : €343.2 million, 2000 : €259.2 million).

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Net cash inflow from operating activities (Note 24)	1,553.5	1,383.0	1,168.5

Dividends received from joint ventures	23.5	11.3	7.8

Returns on investments and servicing of finance
Interest received	57.7	62.9	65.0
Interest paid	(183.2)	(248.3)	(247.0)
Finance lease interest paid	(0.7)	(0.5)	(0.1)
Preference dividends paid (Note 25)	(0.1)	(0.1)	(0.1)

	(126.3)	(186.0)	(182.2)

Taxation
Irish corporation tax paid	(17.2)	(15.2)	(11.7)
Overseas tax paid	(145.1)	(63.9)	(128.3)

	(162.3)	(79.1)	(140.0)

Capital expenditure
Purchase of property, plant and equipment (Note 14)	(367.4)	(452.3)	(429.5)
Less: capital grants received	0.1	0.1	—
new finance leases	—	0.1	3.9

	(367.3)	(452.1)	(425.6)
Proceeds from sale of investments and property, plant and equipment (Note 26)	104.4	89.0	41.4

	(262.9)	(363.1)	(384.2)

Acquisitions and disposals of subsidiary undertakings and joint ventures
Acquisition of subsidiary undertakings (Note 13)	(793.7)	(748.7)	(1,548.6)
Deferred acquisition consideration	(80.3)	(77.8)	(61.9)
Investment in and advances to joint ventures	(22.0)	(187.5)	(6.7)

	(896.0)	(1,014.0)	(1,617.2)

Dividends paid (Note 25)	(111.6)	(78.9)	(64.1)

Cash inflow/(outflow) before use of liquid resources and financing	17.9	(326.8)	(1,211.4)

Cash outflow from management of liquid resources	(169.7)	(53.1)	(176.8)

Financing
Issue of shares	13.8	1,104.7	366.8
Issue of preference shares by a subsidiary to minority interests	—	109.2	—
Increase/(decrease) in term debt	192.5	(791.4)	1,129.7
Capital element of finance leases repaid	(5.1)	(6.6)	(0.8)
Expenses paid in respect of share issues	(0.4)	(20.6)	(7.4)

Increase in cash and demand debt for the year	49.0	15.4	100.1

A summary of the significant differences between the cash flow presented above and that required under U.S. GAAP is given in Note 32.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Increase in cash and demand debt for the year	49.0	15.4	100.1
Cash (outflow)/inflow from movement in term debt	(187.4)	798.0	(1,128.9)
Cash inflow from management of liquid resources	169.7	53.1	176.8

Change in net debt resulting from cash flows (Note 27)	31.3	866.5	(852.0)
Loans and finance leases, net of liquid resources acquired with subsidiary undertakings (Note 13)	(95.8)	(66.1)	12.1
New finance leases	—	(0.1)	(3.9)

	(64.5)	800.3	(843.8)
Translation difference	248.3	(74.2)	(106.7)

Movement in net debt in the year	183.8	726.1	(950.5)

Net debt at January 1	(1,893.7)	(2,619.8)	(1,669.3)

Net debt at December 31 (Note 27)	(1,709.9)	(1,893.7)	(2,619.8)

A summary of the significant differences between the cash flow presented above and that required under U.S. GAAP is given in Note 32.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

Accounting periods

The consolidated financial statements include the financial statements of CRH public limited company (the “Company”), and all its subsidiaries (collectively the “Group”) and joint venture undertakings made up to December 31 of each year.

Net sales

Net sales represent the value of goods and services supplied to external customers and exclude inter-company sales and value added tax.

Revenue recognition

Revenue is recognized at the time products are shipped or services are supplied to customers. Net sales on long-term contracts are recognized using the percentage-of-completion method. The percentage-of-completion is calculated on an input cost basis.

Acquisitions

Net sales and results of subsidiary undertakings are consolidated in the Consolidated Statements of Income from the dates on which control over the operating and financial decisions is obtained. The Group’s share of net sales and income from joint ventures are accounted for from the dates on which the investment agreements are finalized.

Goodwill

With effect from January 1, 1998 goodwill, being the excess of the consideration over the fair values of net assets at the date of acquisition of subsidiary and joint venture undertakings, is capitalized and related amortization based on its useful life of 20 years is charged against operating income. Goodwill arising prior to that date was written-off immediately against reserves. On disposal of an undertaking acquired prior to January 1, 1998, goodwill eliminated against reserves in respect of that undertaking is included in the determination of the gain or loss on sale.

Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euros at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at the average rates, and on restatement of the opening net assets at closing rates, are dealt with in accumulated income, net of differences on related currency borrowings. All other translation differences are included in arriving at operating income.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Average rates			Year-end rates
euro 1 =	2002	2001	2000	2002	2001	2000
U.S. Dollar	0.9456	0.8956	0.9236	1.0487	0.8901	0.9305
Pound Sterling	0.6288	0.6218	0.6095	0.6505	0.6120	0.6241
Polish Zloty	3.8574	3.6721	4.0082	4.0210	3.4953	3.8498
Swiss Franc	1.4670	1.5104	1.5137	1.4524	1.4774	1.5232
Argentine Peso	2.9514	0.8956	0.9236	3.5289	1.4019	0.9305

Pensions and other post-retirement obligations

Costs and liabilities in respect of pensions and other post-retirement obligations are independently assessed in accordance with the advice of professionally qualified actuaries. The regular cost of pensions and other post-retirement obligations is charged to operating income over the employees’ service lives on the basis of a constant percentage of earnings. Variations from regular cost, arising from periodic actuarial valuations, are charged to operating income over the expected remaining service lives of current employees.

Capital grants

Capital grants received in respect of the purchase of property, plant and equipment are included as a deferred credit, a portion of which is released to income annually over the useful economic life of the asset to which it relates.

Property, plant and equipment

Depreciation and amortization

Depreciation is calculated to write-off the book value of property, plant and equipment during the useful economic life of each asset on a straight line basis at the following rates:

Freehold Property:    The book value of mineral-bearing land, less an estimate of its residual value, is amortized over the period of the mineral extraction in the proportion which the production for the year bears to the latest estimates of mineral reserves. In general, buildings are depreciated at a rate of 2.5% p.a.

Plant and Equipment:    These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport:  In general, transport assets are depreciated at 20% p.a.

Impairment of long-lived assets

The carrying value of long-lived assets is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realizable value and value in use). Net realizable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realized on its eventual disposal.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the Group are capitalized and are included in property, plant and equipment as is the related depreciation. The capital element of the related rental obligations is included in long-term debt and bank loans and overdrafts. The interest element of the rental obligations is charged against income so as to produce a constant rate of charge. Operating lease rentals are charged against income.

Inventories/Long-term contracts

Inventories are stated at the lower of cost, mainly average cost, and net realizable value. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads. Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution. Long-term contracts are stated at costs incurred, net of amounts transferred to cost of goods sold, after deducting foreseeable losses and payments on account not matched with net sales.

Taxation

Current tax represents the amount expected to be paid or recovered in respect of taxable income for the year and is calculated using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date. Deferred taxation, the estimated future tax consequences of transactions and events recognised in the financial statements of the current and previous years, is provided under the liability method on all material timing differences. Timing differences, between the Group’s taxable income and its results as stated in the financial statements, arise from the inclusion of gains and losses in tax assesments in periods different from those in which they are recognised in the financial statements. Deferred tax liabilities are not discounted.

Liquid resources

Liquid resources are current asset investments which are held as readily disposable stores of value. Liquid resources include investments in government gilts and commercial paper and deposits of less than one year. Interest expense and interest income arising from financial instruments, which include borrowings and cash as well as liquid resources, is accounted for on an accruals basis.

Financial instruments

Financial instruments include (i) borrowings, (ii) cash, deposits and liquid resources, and (iii) interest and currency swaps, forward contracts and other derivatives.

It is the Group’s policy to partially hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, and to maintain within net debt a mix of fixed and floating interest rates.

Derivatives, principally interest and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. Interest differentials arising on these derivatives are recognized in net interest expense over the period of the related contract.

Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Where operations use derivatives to manage the cost of future expected energy usage, gains and losses arising thereon are deferred until maturity.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred.

Repair and maintenance costs

Repair and maintenance costs are expensed as incurred.

Basis of consolidation

The financial statements consolidate the financial statements of CRH plc and its subsidiary undertakings. Turnover and results of subsidiary undertakings are consolidated in the Group statements of income account from the dates on which control over the operating and financial decisions is obtained. The Group’s share of net sales and results of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for from the dates on which the joint venture agreements are finalized.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS

The Group’s activities fall into two business segments: Building Materials and Merchanting & “Do-It-Yourself” (“DIY”) market. The Building Materials segment includes those Group companies engaged in the production of cement, readymixed concrete, aggregates, concrete products and a variety of construction related products and services. This segment accounted for 80.6% of net sales and 91.5% of Group income before interest expense in 2002. The other business segment, Merchanting & DIY, comprises those Group companies engaged in the marketing and sale of builders’ supplies to the construction industry and of materials for the DIY market.

GEOGRAPHICAL ANALYSIS BY DESTINATION:

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Net sales
Republic of Ireland	713.9	703.6	670.7
Britain & Northern Ireland	698.4	680.0	697.8
Mainland Europe	3,020.6	2,652.2	2,031.2
The Americas—primarily United States	6,361.2	6,407.7	5,470.1

	10,794.1	10,443.5	8,869.8
Less: share of joint ventures’ net sales	(276.9)	(236.7)	(168.0)

	10,517.2	10,206.8	8,701.8

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	2002
	Operating income	Goodwill	Gain on sale	Income before interest
	(€m)	(€m)	(€m)	(€m)
Income before interest expense
Republic of Ireland	131.3	(0.3)	7.8	138.8
Britain & Northern Ireland	55.8	(5.4)	2.8	53.2
Mainland Europe	233.5	(28.6)	3.3	208.2
The Americas—primarily United States	627.5	(35.3)	1.8	594.0

	1,048.1	(69.6)	15.7	994.2
Less: share of joint ventures	(33.5)	2.0	(1.2)	(32.7)

Total excluding share of joint ventures	1,014.6	(67.6)	14.5	961.5

	2001
Republic of Ireland	133.9	(0.2)	16.5	150.2
Britain & Northern Ireland	61.8	(5.2)	4.9	61.5
Mainland Europe	192.4	(25.2)	(4.0)	163.2
The Americas—primarily United States	632.0	(30.0)	(0.7)	601.3

	1,020.1	(60.6)	16.7	976.2
Less: share of joint ventures	(26.5)	1.4	(0.4)	(25.5)

Total excluding share of joint ventures	993.6	(59.2)	16.3	950.7

	2000

Republic of Ireland	133.7	(0.2)	5.0	138.5
Britain & Northern Ireland	61.2	(5.1)	—	56.1
Mainland Europe	173.7	(19.0)	4.9	159.6
The Americas—primarily United States	549.9	(19.4)	2.9	533.4

	918.5	(43.7)	12.8	887.6
Less: share of joint ventures	(16.9)	0.4	—	(16.5)

Total excluding share of joint ventures	901.6	(43.3)	12.8	871.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

The geographical analysis of sales and income is based on market/destination. There is no material difference between this analysis and the split of sales and income by origin.

	As at December 31
	Long-lived assets (a)		Identifiable assets (a)
	2002	2001	2002	2001
	(€m)	(€m)	(€m)	(€m)
Republic of Ireland	342.5	341.8	663.9	693.0
Britain & Northern Ireland	463.2	515.6	1,543.7	1,576.6
Mainland Europe	1,702.7	1,637.5	3,063.0	2,901.6
The Americas—primarily United States	3,650.1	3,809.1	5,285.3	5,607.0

	6,158.5	6,304.0	10,555.9	10,778.2

Net assets(a)
Republic of Ireland			303.3	325.9
Britain & Northern Ireland			542.8	572.5
Mainland Europe			2,168.0	2,130.6
The Americas—primarily United States			4,126.3	4,201.7

			7,140.4	7,230.7
Trade and other investments			22.1	34.3
Unallocated liabilities—dividends payable			(94.2)	(84.7)

			7,068.3	7,180.3

Reconciliation of total net assets:
Total assets			10,555.9	10,778.2
Less cash, short-term deposits and liquid resources			(1,533.2)	(1,463.3)
Less accounts payable and accrued liabilities, deferred acquisition consideration due after more than one year and provisions for liabilities and charges (excluding deferred tax)			(1,954.4)	(2,134.6)

Total net assets			7,068.3	7,180.3

(a)	Long-lived assets, identifiable assets and net assets are analyzed by reference to the geographical area in which the assets are located.

	2002	2001	2000
	(€m)	(€m)	(€m)
ANALYSIS BY CLASS OF BUSINESS: (a)
Net sales (b)
Building Materials	8,705.1	8,552.9	7,395.6
Merchanting & DIY	2,089.0	1,890.6	1,474.2

	10,794.1	10,443.5	8,869.8
Less: share of joint ventures	(276.9)	(236.7)	(168.0)

Total excluding share of joint ventures	10,517.2	10,206.8	8,701.8

Income before interest expense, including share of joint ventures
Building Materials	958.6	952.9	866.5
Merchanting & DIY	89.5	67.2	52.0

	1,048.1	1,020.1	918.5
Less: share of joint ventures	(33.5)	(26.5)	(16.9)

Total excluding share of joint ventures	1,014.6	993.6	901.6

Depreciation and goodwill amortization, excluding joint ventures
Building Materials	493.6	469.2	374.3
Merchanting & DIY	30.3	26.1	20.7

	523.9	495.3	395.0

The footnotes (a) and (b) appear on page F-21.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	As at December 31
	2002	2001
	(€m)	(€m)
Capital expenditure
Building Materials	342.6	429.3
Merchanting & DIY	24.8	23.0

	367.4	452.3

Identifiable assets
Building Materials	8,219.2	8,593.1
Merchanting & DIY	803.5	721.8

	9,022.7	9,314.9
Group—cash, short-term deposits and liquid resources	1,533.2	1,463.3

	10,555.9	10,778.2

Net assets
Building Materials	6,601.1	6,740.0
Merchanting & DIY	539.3	490.7

	7,140.4	7,230.7
Trade and other investments	22.1	34.3
Unallocated liabilities—dividends payable	(94.2)	(84.7)

	7,068.3	7,180.3

(a)	The Group’s activities fall into two segments, the Building Materials segment, which is engaged in the production of construction related products and services, and the Merchanting & DIY segment, which is engaged in the marketing and sale of builders’ supplies to the construction industry and of materials for the DIY market.
(b)	Intersegment sales are not significant.

The impact of acquisitions completed during 2002 (see Note 13 for detailed list) is summarised below:

	Net sales	Operating income	Net assets at December 31, 2002
	(€m)	(€m)	(€m)
Republic of Ireland	—	—	7.0
Britain & Northern Ireland	4.4	1.3	6.3
Mainland Europe	271.3	25.1	255.7
The Americas—primarily United States	402.0	53.8	642.0

Total acquisitions, including share of joint ventures	677.7	80.2	911.0

Analysis by class of business:    €487.5 million of the net sales and €68.2 million of income before interest expense relating to 2002 acquisitions is classified under the building materials segment.

NOTE 3—DISTRIBUTION AND ADMINISTRATION EXPENSES

	Continuing operations		Year ended December 31
	2002	Acquisitions 2002	Total 2002	2001	2000
	(€m)	(€m)	(€m)	(€m)	(€m)
Distribution expenses	1,114.9	41.4	1,156.3	1,157.0	990.0
Administrative expenses	987.9	68.1	1,056.0	1,036.9	868.5
Other income	(3.1)	(0.1)	(3.2)	(4.0)	(3.7)

	2,099.7	109.4	2,209.1	2,189.9	1,854.8

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—GROUP OPERATING INCOME

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Group operating income (excluding share of joint ventures) is arrived at after charging:
Wages and salaries	1,800.3	1,773.5	1,454.0
Social security costs	194.4	191.7	158.5
Contributions to pension schemes	107.9	95.8	76.4
Depreciation	456.3	436.1	351.7
Repairs and maintenance	371.1	334.3	348.8
Advertising and promotion expense	49.1	34.1	39.4
Operating lease rentals—hire of plant and machinery	62.6	52.7	45.3
Operating lease rentals—land and buildings	53.6	54.9	47.0
Operating lease rentals—other operating leases	10.5	10.5	8.9

	2002	2001	2000
The average number of employees by region was as follows:
Republic of Ireland	2,554	2,628	2,581
Britain & Northern Ireland	4,045	4,007	3,917
Mainland Europe	15,794	14,652	12,187
The Americas—primarily United States	27,496	26,358	23,803

	49,889	47,645	42,488

NOTE 5—DIRECTORS’ REMUNERATION AND INTERESTS

Directors’ remuneration and interests are given in the Report on Directors’ remuneration on pages F-3 to

F-8.

NOTE 6—INTEREST EXPENSE

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Bank loans and overdrafts repayable wholly within five years
—by instalments	3.8	4.0	4.5
—not by instalments	85.8	130.8	178.3
Other borrowings	86.3	98.7	71.1

	175.9	233.5	253.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—TAXES ON INCOME

	Year ended December 31
	2002	2001	2000
Ireland:
Corporation Tax at 16% (2001: 20%, 2000 : 24%)	21.2	28.9	33.5
Less Manufacturing relief(a)	(7.7)	(12.2)	(18.1)

	13.5	16.7	15.4
Overseas tax	135.4	124.7	117.4
Taxation on disposal of fixed assets	2.1	5.4	2.7
Share of joint ventures’ tax	5.1	4.6	3.6

Total current tax	156.1	151.4	139.1
Deferred tax—origination and reversal of timing differences	70.7	65.6	54.6

	226.8	217.0	193.7

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and equity minority shareholders’ interest:

	(€m)	(€m)	(€m)
Income before taxes and equity minority shareholders’ interest:	855.7	802.9	696.7

Total current tax as a percentage of profit before tax	18.2%	18.9%	20.0%
Total taxes on income as a percentage of profit before tax	26.5%	27.0%	27.8%

	(% of income before tax)
Irish Corporation Tax rate	16.0	20.0	24.0
Manufacturing relief(a)	(0.9)	(1.5)	(2.6)
Higher tax rates on overseas earnings	9.0	4.5	3.1
Current year losses not utilized	—	—	(0.3)
Other, mainly expenses not deductible for tax purposes	2.4	4.0	3.6

	26.5	27.0	27.8

(a)	Income from the sale of goods manufactured in Ireland is liable to Corporation Tax at a reduced rate of 10% (“manufacturing relief”). This reduced rate applies to income arising from the manufacture of goods regardless of whether the goods are exported.

Factors that may affect future tax charges

Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures; as earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property as the disposal of freehold property at its revalued amount would not, under current legislation, give rise to any significant tax liability.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—TAXES ON INCOME (continued)

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

Analysis of income before taxes and equity minority shareholders’ interest:

	2002	2001	2000
	(€m)	(€m)	(€m)
Republic of Ireland	231.9	218.2	146.3
Overseas	598.2	562.8	534.8
Share of joint ventures’ net income before taxes	25.6	21.9	15.6

	855.7	802.9	696.7

NOTE 8—NET INCOME PER ORDINARY SHARE

	Year ended December 31
	2002		2001		2000
Numerator:
For basic and diluted earnings per share
Net income attributable to ordinary shareholders (€ millions)	623.3		582.0		498.3

					Restated	(i)
Denominator:
For basic earnings per share
Weighted average number of shares in issue for the year (millions)(i)	522.8		504.7		437.9

Effect of dilutive potential Ordinary Shares (employee share options)	2.9		4.7		6.9

Denominator for diluted earnings per share	525.7		509.4		444.8

Basic net income per Ordinary Share	119.22	c	115.32	c	113.79	c
Diluted net income per Ordinary Share	118.57	c	114.25	c	112.03	c

(i)	As set out in Note 23 (iv), in March 2001, 103,622,311 new Ordinary Shares were issued at €10.50 per share on the basis of one new Ordinary Share for every four existing Ordinary Shares under the terms of a Rights Issue. The average number of shares in issue in 2002 reflects the inclusion of the new Rights Issue shares for the full year, compared with nine months in 2001. The actual cum rights price on March 6, 2001, the last day of quotation cum rights, was €18.9390, and the theoretical ex rights price for an Ordinary Share was €17.2512 per share. The 2000 earnings per share figures are calculated by applying the factor 1.0978 (18.9390/17.2512) to the average number of shares reported in 2000 in order to adjust for the bonus element of the Rights Issue.

NOTE 9—DIVIDENDS

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Paid:
Interim—paid 7.43c per Ordinary Share (2001 : 6.75c, 2000 restated : 6.10c)	39.1	35.3	26.7
Proposed:
Final proposed—17.97c (2001 proposed : 16.25c, 2000 restated : 14.67c)	94.2	84.7	66.7

	133.3	120.0	93.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—DIVIDENDS (continued)

(i)	An ordinary shareholder may elect to receive dividends on all holdings of Income Shares instead of on all holdings of Ordinary Shares by serving a notice in accordance with Article 132(b)(i) of the Company’s Articles of Association. The net dividend is the same on both shares, but prior to April 6, 1999 the tax credits varied. No tax credits attach to dividends paid after April 6, 1999.
(ii)	In accordance with the scrip dividend scheme, shares to the value of €23.3 million (2001: €23.9 million, 2000: €18.2 million) were issued in lieu of dividends. This amount has been added to shareholders’ funds (see Note 23 (vi)).

The figures for 2000 dividend per Ordinary Share have been restated to reflect the bonus element of the March 2001 rights issue (Note 8 (i)).

NOTE 10—ACCOUNTS RECEIVABLE AND PREPAYMENTS

	December 31
	2002	2001
	(€m)	(€m)
Trade receivables	1,309.0	1,446.2
Provision for doubtful accounts	(76.9)	(91.5)

	1,232.1	1,354.7
Other receivables:
Amounts recoverable on long-term contracts	104.4	132.4
Amounts receivable from joint ventures	1.4	1.6
Prepayments and accrued income	87.4	96.7
Other	100.1	107.6

	1,525.4	1,693.0

NOTE 11—INVENTORIES

	December 31
	2002	2001
	(€m)	(€m)
Raw materials	236.7	226.7
Work-in-progress	87.5	97.5
Finished goods	739.8	677.9

	1,064.0	1,002.1

NOTE 12—INVESTMENTS

	Joint ventures(i)
	Share of net assets	Goodwill	Loans	Other investments at cost(ii)	Total
	(€m)	(€m)	(€m)	(€m)	(€m)
At January 1	194.4	60.0	27.1	34.3	315.8
Translation adjustment	(25.5)	(6.2)	(0.2)	(2.1)	(34.0)
Joint ventures becoming subsidiaries	(7.5)	(1.3)	—	—	(8.8)
Arising on acquisition of subsidiaries	0.2	—	0.2	1.4	1.8
Investments and advances	17.7	0.2	3.6	0.5	22.0
Reclassification(iii)	19.5	(19.5)	—	—	—
Disposals and repayments	(4.7)	—	(2.3)	(12.0)	(19.0)
Retained income less dividends paid	(1.0)	(2.0)	—	—	(3.0)

At December 31	193.1	31.2	28.4	22.1	274.8

The footnotes (i) to (iii) appear on page F-27

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—INVESTMENTS (continued)

(i)	The investments in joint ventures are not publicly traded. A listing of the principal joint ventures is as follows:

Incorporated and operating in	% held		Products and services
Netherlands	50 50	Bouwmaterialenhandel de Schelde bv Eclips Bouwmarkten bv	DIY stores DIY stores
Ireland	50 50	Kemek Limited Williaam Cox Ireland Limited	Commercial explosives Continuous rooflights, glass constructions
Belgium	49	Gefinex Jackon nv	XPS insulation
Germany	49	Gefinex Jackon GmbH	XPS insulation
Portugal	50	Modelo Distribuição de Materiais de Construção sa	Cash & Carry building materials
United States	45 50 50 50 50	Buckeye Redi Mix, LLC White Rock Quarry, LLC Stable Earth Holdings LLC Oldcastle Arpal, LLC Boxley Aggregates of West Virginia, LLC	Readymixed concrete Aggregates Specialty masonry products Blast mitigation window systems Aggregates
Israel	25	Mashav Initiating and Development Limited	Cement

(ii)	Other investments include investments listed on a recognized stock exchange at cost of €4.7 million (2001: €4.7 million). The market value of these investments at December 31, 2002 amounted to €13.0 million (2001: €11.7 million).
(iii)	This reclassification revises the provisional valuation of net assets and goodwill included at December 31, 2001 in respect of an investment made by the Group in 2001.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS

The major acquisitions made by the Group during the two years ended December 31, 2001 and 2002 are listed below. All acquisitions have been accounted for under the purchase method.

	Date	(€m)
Acquired in 2001
Mount Hope Rock Products	Apr 01	174.9

Hallet Materials and Des Moines Asphalt	Jul 01	91.3

Europe Materials Division—12 deals	Jan/Dec 01	28.4

Europe Products & Distribution Division—13 deals	Jan/Dec 01	166.6

Americas Materials Division, excluding Mount Hope, Hallett and Des Moines—14 deals	Jan/Dec 01	140.3

Americas Products & Distribution Division—12 deals	Jan/Dec 01	241.1

Total spend on acquisitions in 2001		842.6

	Date	(€m)
Acquired in 2002
The EHL Group, Germany	May 02	154.5

Certain assets of U.S. Aggregates in Idaho, Utah and Alabama	Feb/May 02	128.5

Anchor Concrete Products, New Jersey	Mar 02	75.4

Europe Materials Division—4 deals(i)	Jan/Dec 02	26.0

Europe Products & Distribution Division, 8 deals in addition to the EHL Group(ii)	Jan/Dec 02	80.5

Americas Materials Division—16 deals in addition to the US Aggregates deals(iii)	Jan/Dec 02	291.6

Americas Products & Distribution Division—10 deals in addition to Anchor Concrete Products(iv)	Jan/Dec 02	207.1

Total spend on acquisitions in 2002		963.6

The date that each business was acquired and upon which assets were received and the date when control over the operating and financial decisions was obtained were one and the same. None of the acquisitions during 2002 were large enough to warrant separate disclosure as a material acquisition for the Group.

The footnotes (i) to (iv) appear on pages F-28 and F-29.

(i)	Europe Materials deals: Allister Quarries in Ireland, Prefabet Reda and Masfalt PPBD in Poland, Hard AG in Switzerland.

(ii)	Other Europe Products & Distribution deals: Douterloigne in Belgium, Aluland, Stiho and the buyout of remaining 50% of EcoTherm in the Netherlands, Geoquip in Britain, Mabo Aumek in Estonia and Vicom and BBH Baubedarf in Switzerland.

(iii)

Other Americas Materials deals: Madison Highway Products in New York State; Quinn Brothers in New Hampshire; ConAgg Recycling Corp. and Plaza Materials in New York City, Nuckolls Concrete Services, Hosteng Concrete and Gravel, J.W. Ready Mix and Construction, Rasmussen Lumber, A.M. Cohron and

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS (continued)

two sand & gravel pits in Iowa, Maronick Construction and Nupac in Montana; Kermit Butcher Contractors and R.H. Armstrong in West Virginia; Chesterhill Stone Co., two sand & gravel deposits and four quarries in Ohio.

(iv)	Other Americas Products & Distribution deals: Specialty Minerals Group with operations in Massachusetts, New Jersey, Pennsylvania, Virginia and Ohio; Dixie Cut Stone & Marble in Michigan. Christy Concrete Products in the western United States, the Shelter Division of Andrew Corporation in Georgia, Irving N. Loomis in Pennsylvania and Precast Systems in Texas; Remodelers Supply in Chicago, A.L.L. in southern California and Arzee Supply in northern New Jersey and New York., and an additional 30% shareholding in Vidrios Dell Orto in Chile.

Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

Products businesses are involved in the production of concrete products and a range of construction related products and services.

Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and DIY market.

	Year ended December 31
	2002	2001
	(€m)	(€m)
Accounts receivable and prepayments	168.3	134.4
Inventories	145.5	71.3
Investments	(7.0)	27.6
Property, plant and equipment	607.1	496.4

Total assets, excluding cash	913.9	729.7

Accounts payable and accrued liabilities	(124.0)	(106.9)
Taxes payable, including deferred taxation	(6.9)	(8.4)
Provisions	(5.3)	(22.0)
Capital grants	(0.7)	—
Minority shareholders’ interest	1.5	13.7

Total liabilities, excluding debt	(135.4)	(123.6)

Net assets, excluding cash	778.5	606.1
Goodwill	185.1	236.5

	963.6	842.6

Financed by
Cash payment	810.4	747.6
Cash acquired	(50.4)	(22.6)
Bank overdrafts acquired	33.7	23.7

Net cash outflow	793.7	748.7
Loans and finance leases, net of liquid resources	95.8	66.1
Deferred acquisition consideration	74.1	27.8

	963.6	842.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS (continued)

Fair values on acquisition

The fair values were calculated as follows:

	Acquisitions completed in 2002
	Book values	Revaluation	Accounting policy alignment	Fair values
	(€m)	(€m)	(€m)	(€m)
Property, plant and equipment and investments	416.1	183.9	0.1	600.1
Working capital	202.5	(11.8)	(0.9)	189.8
Taxation, including deferred taxation	(6.9)	—	—	(6.9)
Provisions	(5.3)	—	—	(5.3)
Capital grants	(0.7)	—	—	(0.7)
Minority shareholders’ equity interest	1.5	—	—	1.5

Net assets	607.2	172.1	(0.8)	778.5
Goodwill	356.4	(172.1)	0.8	185.1

Consideration	963.6	—	—	963.6

No provisions were made in respect of reorganization, redundancies or related asset write-downs in the twelve months preceding the effective dates of acquisition. The fair values set out above include provisional valuations for certain acquisitions completed in 2002; any eventual revisions to these provisional values will be reflected in the 2003 financial statements.

The following unaudited pro forma combined operating results of the Group for the years ended December 31, 2002 and 2001 have been prepared as if the acquisition of the companies in 2002 outlined on pages F-28 and F-29 were effective as of January 1, 2001. The effect of 2001 and 2000 acquisitions on 2001 and 2000 results have been included.

	Year ended December 31
	2002		2001		2000
	(€ million, except per share amounts )
Net sales	11,389.4		12,134.4		10,425.9
Net income attributable to ordinary shareholders	634.5		602.8		472.2
Net income per Ordinary Share	121.37	c	119.44	c	107.83	c

Net income per ordinary share has been adjusted for the year 2000 for the bonus element of the March 2001 rights issue (Note 8 (i)).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—PROPERTY, PLANT AND EQUIPMENT

	Freehold Property	Plant and Equipment	Transport	Assets under Construction	Total
	(€m)	(€m)	(€m)	(€m)	(€m)
Cost or Valuation
Balance at January 1, 2002	2,914.9	3,640.0	427.3	102.0	7,084.2
Additions at cost	54.8	230.7	40.0	41.9	367.4
Retirements	(38.1)	(114.7)	(26.4)	—	(179.2)
Arising on acquisitions	348.0	225.2	33.4	0.5	607.1
Reclassifications	6.9	26.5	18.3	(51.7)	—
Translation adjustment	(342.5)	(377.4)	(59.0)	(10.0)	(788.9)

Balance at December 31, 2002	2,944.0	3,630.3	433.6	82.7	7,090.6

Depreciation
Balance at January 1, 2002	347.8	1,394.3	191.6	—	1,933.7
Depreciation charged to costs and expenses	93.9	305.2	57.2	—	456.3
Retirements	(15.0)	(79.8)	(17.5)	—	(112.3)
Translation adjustment	(31.3)	(139.0)	(21.2)	—	(191.5)

Balance at December 31, 2002	395.4	1,480.7	210.1	—	2,086.2

Net book amount at December 31, 2002	2,548.6	2,149.6	223.5	82.7	5,004.4

	Freehold Property	Plant and Equipment	Transport	Assets under Construction	Total
	(€m)	(€m)	(€m)	(€m)	(€m)
Cost or Valuation
Balance at January 1, 2001	2,445.3	3,170.4	364.7	81.7	6,062.1
Additions at cost	97.5	235.7	39.0	80.1	452.3
Retirements	(22.5)	(71.0)	(22.0)	—	(115.5)
Arising on acquisitions	341.3	131.9	21.7	1.5	496.4
Reclassifications	(27.9)	82.1	9.7	(63.9)	—
Translation adjustment	81.2	90.9	14.2	2.6	188.9

Balance at December 31, 2001	2,914.9	3,640.0	427.3	102.0	7,084.2

Depreciation
Balance at January 1, 2001	264.3	1,101.7	145.2	—	1,511.2
Depreciation charged to costs and expenses	77.6	305.0	53.5	—	436.1
Retirements	(1.3)	(43.4)	(13.8)	—	(58.5)
Translation adjustment	7.2	31.0	6.7	—	44.9

Balance at December 31, 2001	347.8	1,394.3	191.6	—	1,933.7

Net book amount at December 31, 2001	2,567.1	2,245.7	235.7	102.0	5,150.5

Freehold property purchased since December 31, 1980 is reflected at cost. Freehold property (excluding buildings of a specialized nature) purchased prior to December 31, 1980 were revalued by professional valuers as at that date, on an existing use basis and continue to be carried at those revalued book amounts. The Group has elected to adopt the transitional arrangements of Financial Reporting Standard—Tangible Fixed Assets (FRS 15) by not implementing a revaluation policy and by continuing to carry these assets at the revalued book amounts.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—PROPERTY, PLANT AND EQUIPMENT (continued)

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of total cost/valuation is as follows:

	December 31
	2002	2001
	(€m)	(€m)
At valuation December 31, 1980	59.0	60.7
At cost post December 31, 1980	2,885.0	2,854.2

	2,944.0	2,914.9

Property, plant and equipment include assets held under finance leases as follows:

	December 31
	2002	2001
	(€m)	(€m)
Cost	15.8	18.9
Accumulated depreciation charged to costs and expenses	(10.2)	(10.1)

Net book amount	5.6	8.8

The accumulated charge to costs and expenses in respect of assets held under finance leases amounted to €2.0 million during 2002 (2001 : €2.0 million, 2000 : €2.0 million).

Future capital expenditure purchase commitments

	December 31
	2002	2001
	(€m)	(€m)
Contracted but not provided for in the financial statements	122.5	124.4
Authorized by the Directors but not contracted for	63.3	68.7

NOTE 15—INTANGIBLE FIXED ASSETS

GOODWILL

	December 31
	2002	2001
	(€m)	(€m)
Cost
At January 1	1,279.9	1,019.8
Arising on acquisitions during the year (Note 13)	185.1	236.5
Disposals	(6.1)	—
Translation adjustment	(127.2)	23.6

At December 31	1,331.7	1,279.9

Amortization
At January 1	126.4	65.2
Amortization charged to costs and expenses	67.6	59.2
Disposals	(2.1)	—
Translation adjustment	(14.3)	2.0

At December 31	177.6	126.4

Net book amount at December 31	1,154.1	1,153.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—BANK LOANS AND OVERDRAFTS

	December 31
	2002	2001
	(€m)	(€m)
Bank loans	16.8	47.2
Overdrafts	63.1	88.1

	79.9	135.3
Current portion of long-term debt (a)	152.9	368.2

	232.8	503.5

(a)	Includes €1.4 million (2001 : €2.8 million ) in respect of the current portion of finance lease obligations.

The weighted average interest rate on bank loans and overdrafts outstanding at the year end is 5.2% (2001: 5.8%).

NOTE 17—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31
	2002	2001
	(€m)	(€m)
Amounts falling due within one year

Trade accounts payable	744.9	788.5
Payroll taxes and social security	36.6	33.5
Value added tax	38.1	38.1
Deferred acquisition consideration	61.9	74.5
Other payables	155.5	185.5
Accruals and deferred income	349.4	358.3
Taxes payable	29.6	91.9
Amounts owed to joint ventures	0.8	0.3
Dividends	94.2	84.7

	1,511.0	1,655.3

Amounts falling due after more than one year

Deferred acquisition consideration, due as follows:
—Between one and two years	52.8	65.1
—Between two and five years	65.6	79.7
—After five years	24.1	29.0

	142.5	173.8

NOTE 18—LONG-TERM DEBT

Long-term debt at December 31, 2002, which primarily comprises bank loans, matures as follows:

(€m)
Between one and two years	479.5
Between two and three years	119.2
Between three and four years	202.7
Between four and five years	19.8
After more than five years	2,189.1

3,010.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18—LONG-TERM DEBT (continued)

Long-term debt collateralized by Group assets amounted to €76.0 million at December 31, 2002 (2001 : €67.1 million).

(a) Long-term debt is at varying interest rates, the weighted average of which at December 31, 2002 was 4.3% (2001 : 5.1%).

(b) The Group’s debt agreements contain certain covenants, the most restrictive of which relate to the incurrence of additional debt and maintenance of stockholders’ equity and income before interest, depreciation and amortization to net interest coverage ratio. All of these covenants had been complied with at December 31, 2002.

(c) At December 31, 2002 the Group had substantial amounts of undrawn borrowing facilities available including €620.6 million (€180.9 million at December 31, 2001) which were covered by formal commitments. These committed facilities are mainly with a number of international banks and extend for periods up to five years. Commitment fees are paid on the unused portion of the lines of credit. Borrowings under the facilities will be at prevailing money-market rates.

(d) Finance lease obligations included in long-term debt above at December 31, 2002, net of interest, are due as follows:

(€m)
Between one and two years	2.5
Between two and three years	1.3
Between three and four years	0.6
Between four and five years	0.5
After five years	8.5

13.4

NOTE 19—TREASURY INFORMATION

Interest rate and currency profile

The interest rate and currency profile of the Group’s net debt and net worth as at December 31, 2002 was as follows:

	euro	U.S. Dollar	Sterling	Swiss Franc	Other	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Weighted average fixed debt interest rates	5.1%	7.5%	6.0%	3.6%	10.1%	6.8%
Weighted average fixed debt periods—years	2.0	7.0	1.0	2.4	2.4	4.9
Fixed rate debt	(116.3)	(505.9)	(76.9)	(103.6)	(78.5)	(881.2)
Floating rate debt	(285.4)	(1,191.1)	(375.4)	(312.1)	(197.9)	(2,361.9)
Cash and liquid resources—floating rate	478.9	547.6	294.0	173.4	39.3	1,533.2

Net debt by major currency	77.2	(1,149.4)	(158.3)	(242.3)	(237.1)	(1,709.9)

Loans to joint ventures	26.7	—	1.2	0.5	—	28.4
Deferred acquisition consideration falling due after more than one year	—	(140.7)	(1.8)	—	—	(142.5)

Net financial assets and liabilities (excluding short term receivables and payables)	103.9	(1,290.1)	(158.9)	(241.8)	(237.1)	(1,824.0)
Capital employed at December 31, 2002	1,436.5	3,884.8	484.8	295.9	595.4	6,697.4
Minority shareholders’ interests	(5.4)	—	(0.4)	(5.0)	(100.1)	(110.9)
Capital grants	(14.1)	—	(0.5)	—	—	(14.6)

Shareholders’ equity (net worth) at December 31, 2002	1,520.9	2,594.7	325.0	49.1	258.2	4,747.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—TREASURY INFORMATION (continued)

The corresponding interest rate and currency profile of the Group's net debt and net worth as at December 31, 2001 was as follows:

	euro	U.S. Dollar	Sterling	Swiss Franc	Other	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Weighted average fixed debt interest rates	4.9%	7.4%	6.9%	3.6%	12.0%	6.9%
Weighted average fixed debt periods—years	2.0	6.8	1.3	2.7	2.5	4.9
Fixed rate debt	(173.6)	(726.8)	(98.0)	(136.4)	(91.2)	(1,226.0)
Floating rate debt	(416.4)	(776.4)	(423.9)	(285.6)	(228.7)	(2,131.0)
Cash and liquid resources—floating rate	621.6	360.4	287.1	143.5	50.7	1,463.3

Net debt by major currency	31.6	(1,142.8)	(234.8)	(278.5)	(269.2)	(1,893.7)

Loans to joint ventures	24.6	—	1.8	0.7	—	27.1
Deferred acquisition consideration falling due after more than one year	(2.4)	(169.8)	(1.6)	—	—	(173.8)

Net financial assets and liabilities (excluding short term receivables and payables)	53.8	(1,312.6)	(234.6)	(277.8)	(269.2)	(2,040.4)
Capital employed at December 31, 2001	1,472.7	3,931.2	505.9	303.7	713.1	6,926.6
Minority shareholders’ interests	(4.8)	—	—	(3.5)	(126.8)	(135.1)
Capital grants	(15.0)	—	(0.7)	—	—	(15.7)

Shareholders’ equity (net worth) at December 31, 2001	1,506.7	2,618.6	270.6	22.4	317.1	4,735.4

The amounts shown on pages F-34 and F-35 take into account the effect of currency swaps, forward contracts and other derivatives entered into to manage these currency and interest rate exposures.

Floating rate debt comprises bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight to one year largely by reference to inter-bank interest rates (U.S. $LIBOR, Sterling LIBOR, Swiss Franc LIBOR, Euribor).

Cash deposits and liquid investments comprise cash deposits placed on money markets for periods of up to six months and high quality liquid investments such as commercial paper and bonds.

As explained in Item 11 on page 87, the Group’s policy is to spread its net worth across the currencies of the countries in which it invests. Interest rate swaps are entered only for the purpose of managing the Group’s mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. In line with Group policy, all derivative contracts are entered into with highly-rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the consolidated statements of total recognized gains and losses.

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognized in the consolidated statements of income. As at December 31, 2002 these exposures were not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—TREASURY INFORMATION (continued)

Fair values of debt, cash and liquid resources

A comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities (excluding short-term receivables and payables) at December 31, 2002 and December 31, 2001 is set out below:

	Gross debt	Derivative contracts		Cash and liquid resources	Other financial instruments	Total
		Gains	Losses
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
2002 book value	(3,152.4)	10.3	(101.0)	1,533.2	(114.1)	(1,824.0)
2002 fair value	(3,490.2)	324.5	(119.4)	1,533.2	(114.1)	(1,866.0)

Unrecognized gains and losses as at December 31, 2002	(337.8)	314.2	(18.4)	—	—	(42.0)

2001 book value	(3,394.5)	69.2	(31.7)	1,463.3	(146.7)	(2,040.4)
2001 fair value	(3,517.8)	153.8	(55.4)	1,463.3	(146.7)	(2,102.8)

Unrecognized gains and losses as at December 31, 2001	(123.3)	84.6	(23.7)	—	—	(62.4)

Reconciliation of movement in unrecognized gains and losses:
At December 31, 2001	(123.3)	84.6	(23.7)	—	—	(62.4)
Portion recognized in 2002	60.9	(45.0)	15.9	—	—	31.8
Arising in 2002	(275.4)	274.6	(10.6)	—	—	(11.4)

At December 31, 2002	(337.8)	314.2	(18.4)	—	—	(42.0)

Of which expected to be recognized:
—in 2003	(97.8)	85.7	(8.4)	—	—	(20.5)
—after 2003	(240.0)	228.5	(10.0)	—	—	(21.5)

	(337.8)	314.2	(18.4)	—	—	(42.0)

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

The book value of fixed rate debt and fixed rate swaps is the outstanding principal values of debt/swaps. The fair value of swaps and fixed rate debt is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt and swaps differ from prevailing rates, fair value will differ from book value. The fair value of floating rate instruments approximates book value.

As the Group has a policy of fixing interest rates on a portion of net debt, the fair value of such debt will be above book value when prevailing interest rates are below the fixed rates being paid by the Group.

At both December 31, 2002 and December 31, 2001, interest rates were generally below the fixed rates being paid by the Group. As a consequence, the fair values of the Group’s fixed interest rate instruments included a net unrecognized loss of €42.0 million (2001: €62.4 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—CAPITAL GRANTS DEFERRED

	2002	2001
	(€m)	(€m)
At January 1	15.7	17.3
Acquisitions (Note 13)	0.7	—
Received	0.1	0.1

	16.5	17.4
Released to income during year	(1.9)	(1.7)

At December 31	14.6	15.7

NOTE 21—PROVISIONS FOR LIABILITIES AND CHARGES

	2002	2001
	(€m)	(€m)
Deferred taxation	478.4	349.5
Other provisions for liabilities and charges	300.9	305.5

	779.3	655.0

Deferred taxation
At January 1	349.5	265.6
Reclassified on implementation of FRS 19 (i)	97.5	—
Arising on acquisition	2.2	9.0
Provided during the year	70.7	65.6
Translation adjustment	(41.5)	9.3

At December 31	478.4	349.5

Deferred taxation represents the following total timing differences
Fixed assets, principally amortization	638.7	545.9
Inventory relief	1.5	1.0
Other timing differences	(161.8)	(197.4)

	478.4	349.5

(i)	Implementation in 2002 of Financial Reporting Standard 19—Deferred Tax (FRS 19) did not result in any change in the net tax charge for the Group. However, tax balances previously reported under current and future tax in the balance sheet have now been reclassified to deferred taxation in accordance with FRS 19.

Other provisions for liabilities and charges

	January 1, 2002	Acquisitions	Provided during year	Utilized during year	Reversed Unused	Translation adjustment	December 31, 2002
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Insurance (i)	155.6	0.3	47.8	(40.8)	—	(20.5)	142.4
Post retirement obligations (ii)	20.7	—	4.0	(3.8)	—	(1.9)	19.0
Guarantees and warranties (iii)	21.5	0.5	4.4	(5.4)	(0.5)	(1.4)	19.1
Rationalization & redundancy (iv)	12.7	—	17.1	(14.7)	(0.8)	(1.0)	13.3
Environment and remediation (v)	46.7	4.4	9.1	(1.7)	(0.3)	(0.2)	58.0
Other	48.3	0.1	57.2	(51.6)	(2.0)	(2.9)	49.1

Total	305.5	5.3	139.6	(118.0)	(3.6)	(27.9)	300.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—PROVISIONS FOR LIABILITIES AND CHARGES (continued)

(i)	Insurance

This provision relates to workers’ compensation (employer’s liability) and third party liabilities or claims covered under the Group’s self-insurance schemes. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are made.

(ii)	Post-retirement obligations

These comprise provisions for early retirement for certain senior executives throughout the Group in addition to post-retirement healthcare obligations and life assurance obligations in respect of certain current and former employees in the United States. The method of accounting for these provisions is similar to that used for pension obligations. The early retirement provisions are calculated using assumptions broadly in line with those set out in Note 29 relating to pensions, while the principal actuarial assumptions used in determining the required provisions are that healthcare costs will increase by 7% per annum.

(iii)	Guarantees and warranties

Some products carry formal guarantees of satisfactory performance of varying periods following their purchase by customers. Provision is made for the estimated cost of honoring unexpired warranties. The expected timing of any payments under such guarantees and warranties is uncertain.

(iv)	Rationalization and redundancy

These provisions relate to obligations under various rationalization and redundancy programs throughout the Group, none of which are individually material. The Group expects these provisions to be utilised within three years.

(v)	Environment and remediation

These provisions include obligations for site remediation and improvement costs to be incurred in compliance with local or national environmental regulations and best practice. These provisions are expected to be utilized within two to ten years.

NOTE 22—MINORITY SHAREHOLDERS’ EQUITY INTEREST

	2002	2001
	(€m)	(€m)
At January 1	135.1	35.7
Income applicable to equity minority shareholders’ interest	5.5	3.8
Dividends paid or proposed	(11.1)	(0.8)
Arising on acquisition (mainly buyout of minority interests)	(1.5)	(13.7)
Preference shares issued by a subsidiary	—	109.2
Translation adjustment	(17.1)	0.9

At December 31	110.9	135.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—SHARE CAPITAL

	Ordinary Shares of €0.32 each		Income Shares of €0.02 each	Cumulative Preference Shares of €1.27 each		Total share capital
	Number	Value		5%	7% ‘A’
	(000)	(€m)	(€m)	(€m)	(€m)	(€m)
			(i)	(ii)	(iii)
Authorized
December 31, 2000	550,000	176.0	11.0	0.2	1.1	188.3
Increase May 9, 2001	185,000	59.2	3.7	—	—	62.9

December 31, 2001 and 2002	735,000	235.2	14.7	0.2	1.1	251.2

Allotted, called-up and fully paid
December 31, 2000	414,475	132.6	8.3	0.1	1.1	142.1
Rights Issue (iv)	103,622	33.2	2.1	—	—	35.3
Share options and share participation (v)	1,905	0.6	—	—	—	0.6
Shares issued in lieu of dividends (vi)	1,406	0.5	—	—	—	0.5

December 31, 2001	521,408	166.9	10.4	0.1	1.1	178.5
Share options and share participation (v)	1,296	0.3	—	—	—	0.3
Shares issued in lieu of dividends (vi)	1,530	0.5	0.1	—	—	0.6

December 31, 2002	524,234	167.7	10.5	0.1	1.1	179.4

(i)	Income Shares

The Income Shares were created on August 29, 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Group’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holdings of Income Shares were no longer relevant, the Articles of Association were amended on May 8, 2002 to cancel such elections.

(ii)	5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half yearly on April 15 and October 15 in each year.

(iii)	7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half yearly on April 5 and October 5 in each year.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—SHARE CAPITAL (continued)

(iv)	Rights Issue

In March 2001, 103,622,311 new Ordinary Shares were placed at a price of €10.50 per Share, to support the Group’s ongoing development strategy and to broaden its investor base. The aggregate nominal value of the Shares placed was €35.3 million and the total consideration amounted to €1,088.0 million before issue expenses of €20.4 million.

(v)	Share schemes

Share option schemes:    Under the terms of the employees’ share option schemes options are exercisable at prices varying from €4.1058/Stg£5.3287 to €19.68/Stg£12.04. At December 31, 2002 options over 22,025,314 shares had not yet been exercised. This figure includes options over 8,903,867 shares and 8,041,651 shares which can only be exercised after the expiration of three years and five years respectively from the dates of grant of those options and after specific EPS growth targets have been achieved.

Savings-related share option schemes:    Under the terms of the savings-related share option schemes, options over 383,410 shares and 766,089 shares have been granted pursuant to three and five-year contracts respectively and are exercisable at prices of €15.39/Stg£8.7719 to €16.09/Stg£10.08. The price at which the options were granted under the schemes represented a discount of 15% to the market price on the date of grant. These options are normally exercisable within a period of six months after the third or fifth anniversary of the contract, whichever is applicable. In accordance with UITF 17 ‘Employee share schemes’, no stock compensation expense has been recorded in relation to savings-related share option schemes.

Share participation schemes:    At December 31, 2002, 4,404,155 Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these Schemes were issued at market value on the dates of appropriation. During the ten-year period commencing on May 3, 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

vi)	Shares issued in lieu of dividends

In May 2002, 1,066,258 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €18.68 per share, instead of part or all of the cash element of their 2001 final dividend. In November 2002, 229,801 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €14.77 per share, instead of part or all of the cash element of their 2002 interim dividend.

NOTE 24—RECONCILIATION OF OPERATING INCOME TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Group operating income	1,014.6	993.6	901.6
Depreciation charge	456.3	436.1	351.7
Capital grants released	(1.9)	(1.7)	(1.7)
Net movement on provisions during the year	18.0	19.3	(4.0)
Working capital movements:
—Increase in inventories	(26.9)	(6.0)	(70.0)
—Decrease/(increase) in accounts receivable and prepayments	149.9	14.7	(40.6)
—(Decrease)/increase in accounts payable and accrued liabilities	(56.5)	(73.0)	31.5

Net cash inflow from operating activities	1,553.5	1,383.0	1,168.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—DIVIDENDS PAID

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Dividends to shareholders	123.9	102.1	81.9
Less preference dividend separately disclosed	(0.1)	(0.1)	(0.1)
Less issue of shares in lieu of dividend	(23.3)	(23.9)	(18.2)
Dividends paid by subsidiary undertakings to minority shareholders	11.1	0.8	0.5

	111.6	78.9	64.1

NOTE 26—SALE OF INVESTMENTS AND PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Assets at net book amount:
—Intangible assets	4.0	—	—
—Investments	19.0	9.4	3.7
—Property, plant and equipment	66.9	57.0	24.9
Goodwill previously written-off against reserves (i)	—	6.3	—
Gain on sale excluding share of joint ventures	14.5	16.3	12.8

Proceeds of sale of investments and property, plant and equipment	104.4	89.0	41.4

(i)	In May 2001, as part of the acquisition of the Gefinex insulating business in Germany, the Group transferred its wholly-owned Vebofoam expanded polystyrene business to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake. The loss recognized on this transfer amounted to €5.1 million, including €5.8 million of goodwill previously written-off against reserves. In addition, previously written-off goodwill of €0.5m relating to other discontinued operations was also included in the computation of gain on disposal of fixed assets during the year.

€14.3 million (2001: €16.5 million) of the sale of investments and property, plant and equipment of €104.4 million in 2002 (2001: €89 million) related to the disposal of the non-core assets of the Jura Group.

NOTE 27—ANALYSIS OF NET DEBT

	January 1, 2002	Cashflow	Acquisitions	Non-cash changes	Exchange movement	December 31, 2002
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Cash	261.2	3.2	—	—	(25.2)	239.2
Short-term deposits/liquid resources	1,202.1	169.7	0.1	—	(77.9)	1,294.0
Bank overdrafts and demand loans	(135.3)	45.8	—	—	9.6	(79.9)

Total liquid resources/demand debt	1,328.0	218.7	0.1	—	(93.5)	1,453.3

Loans repayable within one year	(365.4)	521.9	(54.7)	(271.8)	18.5	(151.5)
Loans repayable after one year	(2,837.3)	(714.4)	(38.9)	271.8	321.9	(2,996.9)
Finance leases	(19.0)	5.1	(2.3)	—	1.4	(14.8)

Total term finance	(3,221.7)	(187.4)	(95.9)	—	341.8	(3,163.2)

Net debt	(1,893.7)	31.3	(95.8)	—	248.3	(1,709.9)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—ANALYSIS OF NET DEBT (continued)

	January 1, 2001	Cashflow	Acquisitions	Non-cash changes	Exchange movement	December 31, 2001
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Cash	240.0	14.3	—	—	6.9	261.2
Short-term deposits/liquid resources	1,121.9	53.1	0.8	—	26.3	1,202.1
Bank overdrafts and demand loans	(132.7)	1.1	—	—	(3.7)	(135.3)

Total liquid resources/demand debt	1,229.2	68.5	0.8	—	29.5	1,328.0

Loans repayable within one year	(932.4)	910.6	(19.1)	(302.5)	(22.0)	(365.4)
Loans repayable after one year	(2,897.8)	(119.2)	(41.5)	302.5	(81.3)	(2,837.3)
Finance leases	(18.8)	6.6	(6.3)	(0.1)	(0.4)	(19.0)

Total term finance	(3,849.0)	798.0	(66.9)	(0.1)	(103.7)	(3,221.7)

Net debt	(2,619.8)	866.5	(66.1)	(0.1)	(74.2)	(1,893.7)

NOTE 28—LEASES AND OTHER COMMITMENTS

Lease commitments

The future minimum payments to which the Group is committed as at December 31, 2002 under operating leases are as follows:

Year ending December 31	(€m)

2003	104.5
2004	65.7
2005	50.0
2006	33.2
2007	26.7
2008 and thereafter	127.6

407.7

Annual commitments for the year 2003 are as follows under operating leases which expire:

	Plant and machinery	Land and buildings	Other leases	Total
	(€m)	(€m)	(€m)	(€m)

Within one year	16.9	7.4	2.7	27.0
After one but within five years	27.4	24.9	4.5	56.8
After five years	2.2	18.1	0.4	20.7

Total payments year ending December 31, 2003	46.5	50.4	7.6	104.5

Interest Swap Agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements to alter the interest payable on debt from fixed to variable and vice versa. While the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, the combination of interest rate swaps and fixed rate debt reduces the Group’s interest rate market risk by fixing interest rates on a portion of the Group’s net debt in individual currencies. The Group accounts for interest rate agreements as hedges, the consolidated statements of income reflecting only the net interest receivable or payable under such

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—LEASES AND OTHER COMMITMENTS (continued)

agreements on the accruals basis. The fair values of the swap transactions, which are not recognized in the financial statements, are included in the fair value analysis on page F-57.

At December 31, 2002 the Group had interest swap agreements:

(i)	which convert the fixed rates on long-term loans of U.S.$1,885 million to variable interest rates. Under these agreements, the Group pays U.S. LIBOR and receives a weighted average interest rate of 6.34% calculated on the notional amount. These agreements expire over the period from November 2007 to September 2014.

(ii)	which convert the variable rates on long-term loans of GBP 30 million to fixed interest rates. Under this agreement, the Group pays fixed interest rates of 6.9% and receives GBP LIBOR. This agreement expires in February 2004.

(iii)	which lower fixed interest rates on debt of U.S.$315 million and €26 million. Under these agreements, the Group receives a weighted average interest rate of 7.15% and pays a weighted average interest rate of 6.80% in respect of the U.S.$ agreements and receives a weighted average interest rate of 6.76% and pays a weighted average interest rate of 5.31% in respect of the euro agreements, both calculated on the notional amount. These agreements expire over the period from July 2005 to May 2011.

Currency swap agreements

The Group enters into currency swap agreements to manage the group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations. The net book liability of the currency agreements amounted to €90.7m as at December 31, 2002, and the fair values of the currency swap transactions are included in the fair value analysis on page F-57.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,131.2 million in respect of loans, bank advances and future lease obligations, €79.3 million in respect of deferred acquisition consideration and €17.7 million in respect of other obligations. Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings in the Republic of Ireland for the financial year to December 31, 2002, and as a result such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all its operating areas, with the exception of Spain, France, Poland and South America. Scheme assets are held in separate trustee administered funds.

Total pension costs for the year amounted to €107.9 million (2001 : €95.8 million, 2000 €76.4 million) of which €48.3 million (2001: €46.1 million, 2000 €39.7million) was paid in respect of defined contribution schemes.

The pension costs relating to the Group’s defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries. In Ireland and Britain either the entry age or aggregate methods are used to assess pension costs, while in the Netherlands and the United States, the projected unit credit method is used. The actuarial valuations range from April 1999 to December 2002.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rate of increase in remuneration and pensions. It was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

The market value of the Group’s defined benefit schemes as at December 31, 2002 totalled €1,134.5 million, and at the dates of the most recent actuarial valuations, all but seven of the schemes had a surplus on a current funding level basis; the combined deficiency of €48.9 million in these seven schemes, which have combined assets of €243.3 million as at December 31, 2002, is being funded over the weighted average service lives of the members. After allowing for expected future increases in earnings and pensions in payment, the valuations indicated that the actuarial value of total scheme assets was sufficient to cover 100% of the benefits that had accrued to the members of the combined schemes as at the valuation dates.

At the year-end, €45.2 million (2001: €53.6 million) was included in creditors in respect of pension liabilities and €3.9 million (2001 : €5.7 million) was included in debtors in respect of pension prepayments.

In general actuarial valuations are not available for public inspection, however, the results of valuations are advised to members of the various schemes.

Financial Reporting Standard 17—Retirement Benefits

Financial Reporting Standard 17—Retirement Benefits (FRS 17), was issued by the Accounting Standards Board in November 2000 and represents a significant change in the method of accounting for pension costs compared with the previous rules as set out in Statement of Standard Accounting Practice 24 (SSAP 24). Full implementation of the new accounting rules prescribed by FRS 17 has been deferred by the Accounting Standards Board. The Group has elected to avail of the transitional provisions outlined in the standard which for 2002 permit the use of the SSAP 24 regulations for determining pension cost but require the additional disclosure of the balance sheet impact of the adoption of FRS 17 as at December 31, 2002.

CRH operates defined benefit pension schemes in Ireland, Britain and Northern Ireland, the Netherlands, Switzerland and the U.S. The valuations employed for FRS 17 disclosure purposes have been updated by the various schemes’ independent and qualified actuaries to take account of the requirements of the new accounting standard in order to assess the liabilities of the combined defined benefit pension schemes as at December 31, 2002 and December 31, 2001. The valuations have been completed using the projected unit method.

Financial assumptions

Scheme liabilities:

The major long-term assumptions used by the Group’s actuaries to calculate scheme liabilities under FRS 17 as at December 31, 2002 and December 31, 2001 are as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		U.S.
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Rate of increase in salaries	4%	4%	4.5%	4.5%	4%	4%	2.25%	2.25%	4.5%	4.5%
Rate of increase in pensions in payment	2%	2%	3%	3%	2%	2%	1.5%	1.5%	—	—
Inflation	2%	2%	2.5%	2.5%	2%	2%	1.5%	1.5%	2.5%	2.5%
Discount rate	5.5%	5.75%	5.75%	5.75%	5.5%	5.75%	3.75%	4%	6.75%	7%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Scheme assets:

The long-term rate of return expected at December 31, 2002 and December 31, 2001, analyzed by class of investment, is as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		U.S.
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Equities	8.5%	8.5%	8%	8%	8.5%	8.5%	6.5%	6.5%	9%	9%
Bonds	4.75%	5.5%	4.5%	5%	4.75%	5.5%	4%	4%	6.75%	7%
Property	7%	7%	7%	7%	7%	7%	4%	4%	7%	7%
Other	3.5%	4.5%	3.5%	4.5%	3.5%	4.5%	2.5%	2.5%	3%	3%

The net pension liability at December 31, 2002 is analyzed as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	U.S.	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Equities	315.0	167.5	27.3	41.3	71.3	622.4
Bonds	112.7	101.4	27.4	92.7	36.3	370.5
Property	48.5	—	—	37.0	—	85.5
Other	13.6	11.7	1.4	11.5	17.9	56.1

Total market value of assets	489.8	280.6	56.1	182.5	125.5	1,134.5
Actuarial value of liabilities	(489.2)	(398.4)	(100.9)	(169.6)	(171.0)	(1,329.1)

Recoverable surplus/(deficit) in schemes	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Related deferred tax asset/(liability)	(0.1)	35.3	15.7	(4.5)	18.2	64.6

Net pension (liability)/asset	0.5	(82.5)	(29.1)	8.4	(27.3)	(130.0)

The corresponding net pension asset at December 31, 2001 was as follows:

Equities	448.6	219.0	42.1	48.7	86.6	845.0
Bonds	112.2	106.5	33.2	72.7	52.7	377.3
Property	59.3	—	—	28.7	—	88.0
Other	9.9	3.0	0.5	23.2	30.7	67.3

Total market value of assets	630.0	328.5	75.8	173.3	170.0	1,377.6
Actuarial value of liabilities	(440.6)	(386.6)	(92.6)	(157.6)	(186.3)	(1,263.7)

Recoverable surplus/(deficit) in schemes	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Related deferred tax asset/(liability)	(18.9)	17.4	5.9	(5.5)	6.5	5.4

Net pension asset/(liability)	170.5	(40.7)	(10.9)	10.2	(9.8)	119.3

	2002	2001
	(€m)	(€m)
Net assets
Total Group net assets excluding pension (liability)/asset	4,858.8	4,870.5
Pension (liability)/asset	(130.0)	119.3

Total Group net assets including pension (liability)/asset	4,728.8	4,989.8

Reserves
Accumulated income excluding pension (liability)/asset	2,520.3	2,544.5
Pension (liability)/asset	(130.0)	119.3

Accumulated income including pension (liability)/asset	2,390.3	2,663.8

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Impact of FRS 17 on reported income for 2002

The following is a pro-forma indication of the impact on the consolidated statements of income for 2002 and 2001 if the Group had implemented FRS 17 in full for the two years ended December 31, 2002.

	2002			2001
	SSAP 24 pension expense	Total net pension cost under FRS 17	Incremental income impact of FRS 17	SSAP 24 pension expense	Total net pension cost under FRS 17	Incremental income impact of FRS 17
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Impact on Group operating income
Pension cost/current service cost	(107.9)	(108.9)	(1.0)	(95.8)	(100.3)	(4.5)
Past service cost (benefit enhancements)	—	(1.9)	(1.9)	—	(8.1)	(8.1)

Total operating charge	(107.9)	(110.8)	(2.9)	(95.8)	(108.4)	(12.6)

Impact on other finance income
Expected return on pension scheme assets	—	95.5	95.5	—	93.5	93.5
Interest on pension scheme liabilities	—	(69.7)	(69.7)	—	(65.8)	(65.8)

Net return	—	25.8	25.8	—	27.7	27.7

Total impact on reported net income	(107.9)	(85.0)	22.9	(95.8)	(80.7)	15.1

Analysis of amount which would be recognised in Statement of total recognised gains and losses (STRG&L)

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	U.S.	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Actual return less expected return on pension scheme assets	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Experience gains and losses arising on the scheme liabilities	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Changes in assumptions underlying the present value of scheme liabilities	(20.1)	—	(4.3)	(2.1)	(5.9)	(32.4)

Actuarial loss recognised in STRG&L	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)

Movement in surplus/(deficit) during the year
Recoverable surplus/(deficit) at January 1	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Translation	—	5.6	—	0.3	5.9	11.8
Movement in year:
Acquisitions/disposals	—	—	—	(1.3)	—	(1.3)
Current service costs	(8.3)	(14.4)	(6.1)	(3.7)	(6.5)	(39.0)
Employer contributions paid	1.5	11.2	4.3	3.0	1.9	21.9
Past service costs	—	(0.6)	(0.7)	—	(0.6)	(1.9)
Other finance income	23.5	0.9	0.7	1.2	(0.5)	25.8
Actuarial loss recognised in STRG&L	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)

Recoverable (deficit)/surplus at December 31	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Experience gains and losses in 2002

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	U.S.	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Actual return less expected return on pension scheme assets	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Percentage of scheme assets	-35%	-21%	-30%	-9%	-20%	-25%

Experience gains and losses arising on the scheme liabilities	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Percentage of the present value of the scheme liabilities	3%	1%	5%	-10%	-1%	0.4%

Total amount recognised in STRG&L	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Percentage of the present value of the scheme liabilities	42%	16%	26%	1%	17%	25%

NOTE 30—RESTATEMENT OF CERTAIN PRIOR YEAR COMPARATIVES

In the Group income statement on page F-10, prior year amounts for goodwill amortization and gain on sale of investments and property, plant & equipment have been restated to include CRH’s share of joint ventures’ goodwill and gain on sale—these amounts were reported as part of CRH’s share of joint ventures’ operating income in 2001 and 2000.

NOTE 31—COMPANIES (AMENDMENT) ACT, 1986

These consolidated financial statements do not comprise full group accounts within the meaning of Regulation 40(2) of the European Communities (Companies: Group Accounts) Regulations 1992, insofar as such accounts have to comply strictly as to form and content with the provisions of that Act. Full group accounts for the year ended December 31, 2002, on which the auditors have given an unqualified audit report, have been prepared and filed in the Companies Registration Office in Ireland.

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). These differences relate principally to the following items and the necessary adjustments are shown in the table on pages F-51 and F-52.

(i)    Accounting for derivative instruments and hedging activities

Statement of Financial Accounting Standard (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities” requires that, for U.S. GAAP purposes only, all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognized in the statement of other comprehensive income until the hedged item is recognised in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

(ii)    Stock based employee compensation expense

Under the terms of the Group’s Employee Share Option Schemes, as described in page F-40, options can only be exercised after the expiration of three years or five years from the dates of grant and after specific EPS

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the Share Option Schemes are variable plans within the meaning of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under Irish GAAP, such employee options do not currently result in charges against income.

U.S. GAAP, as set forth in SFAS 123, “Accounting for Stock-Based Compensation”, encourage, but do not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognized based on the fair value of share options granted.

The Group has elected, as permitted by SFAS 123, to follow the intrinsic value based method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date achievement of the EPS growth targets is deemed probable, if later, to the “date of measurement” based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The “date of measurement” is the first date on which the relevant EPS growth targets have been achieved.

(iii)    Goodwill

With effect for accounting periods ended on or after December 23, 1998, Irish GAAP require goodwill to be capitalized and amortized periodically against income. Prior to the 1998 financial year, goodwill was written-off as incurred against shareholders’ equity. As permitted by Irish GAAP, all goodwill thus written off against shareholders’ equity under the Group’s former accounting policy remains eliminated against that equity and has not been reinstated in the Group balance sheet. This is not permitted under U.S. GAAP, and accordingly an adjustment is required under U.S. GAAP to capitalize all goodwill eliminated against shareholders’ equity. Under U.S. GAAP in effect until January 1, 2002 (see paragraph below referring to SFAS 141 and SFAS 142 issued by the FASB in June 2001), this capitalized goodwill was also required to be amortized to income over its estimated useful life; for the purposes of this reconciliation, a useful life of 40 years had been adopted.

In June 2001, the FASB issued SFAS 141 “Business Combinations” effective from July 1, 2001 and SFAS 142 “Goodwill and Other Intangible Assets”, which was effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of that date.

Following implementation of SFAS 141 and SFAS 142, the Irish GAAP goodwill amortization expense of €69.6 million for the year ended December 31, 2002 is eliminated under U.S. GAAP and replaced by a net expense of €28.2 million, comprising acquisition-related payments of €19.7 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a charge of €9.2 million for intangible asset amortization.

(iv)    Loss on transfer of Vebofoam

A €5.1 million loss was recognized under Irish GAAP on transfer of the Group’s wholly-owned subsidiary Vebofoam to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake as part of the deal in May 2001 to acquire Gefinex in Germany (see Note 26 (i) on page F-41). This loss was arrived at after taking into account goodwill of €5.8 million previously written-off against Group equity reserves. Under U.S. GAAP, this loss was further adjusted by the cumulative amount amortized to income in respect of Vebofoam goodwill.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

(v)    Property revaluations

Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under U.S. GAAP and, accordingly, adjustments to net income and shareholders’ equity are required to eliminate the effect of such restatements.

(vi)    Capital grants deferred

Under Irish GAAP, capital grants received in respect of the purchase of property, plant and equipment are treated as a deferred credit, a portion of which is released to the income statement annually over the useful economic life of the asset to which it relates. Under U.S. GAAP, this deferred credit would be netted against the gross cost of the relevant property, plant and equipment and the depreciation expense would be reduced accordingly. However, the differing presentation of capital grants under Irish and U.S. GAAP does not give rise to any difference with respect to net income and shareholders’ equity.

(vii)    Impairment of long-lived assets

Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realizable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realized on its eventual disposal. Under U.S. GAAP, an asset is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. These financial statements do not reflect any asset impairments under either Irish or U.S. GAAP in the years ended December 31, 2002 and December 31, 2001.

(viii)    Pensions

Under Irish GAAP (as set out in SSAP 24—see Note 29 on page F-43), pension costs in respect of the Group’s defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries’ best estimates of the cost of providing the pension benefits promised. U.S. GAAP specifically require the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates. Furthermore, under U.S. GAAP an additional minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over unrecognized prior service cost must be included within other comprehensive income.

(ix)    Debt issue expenses

Prior to 2002, costs relating to the issue of debt securities were written off in the income statement in the period in which costs were incurred as permitted by Irish GAAP. With effect from January 1, 2002, the Group amortizes such expenses to income over the life of the debt, which is consistent with U.S. GAAP.

(x)    Dividends

Under Irish GAAP, dividends declared after the end of an accounting period are deducted in arriving at accumulated income at the end of that period. Under U.S. GAAP, dividends are charged in the period in which the dividends are declared.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

(xi)    Deferred taxation and mineral reserves

The adjustments to net income under U.S. GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page F-51. While Irish GAAP, and the Group’s accounting policy for deferred taxation, allow for deferred taxation to be provided on material temporary differences to the extent that the taxation is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109.

The Group has amended amounts previously reported under deferred taxation in the reconciliation of shareholders’ equity under U.S. GAAP to classify separately the unamortized cumulative uplift in mineral rights acquired in business acquisitions in previous years arising from temporary differences under SFAS 109 and the related deferred tax liability; these amounts had been netted off in the reconciliations presented in previous years. A corresponding adjustment has been made to the reconciliation of net income to classify separately the amortization of mineral reserves and the equal release in deferred income tax, resulting in a reduction in operating income under U.S. GAAP and a equivalent reduction in income tax expense. These reclassifications have no net effect on the previously reported net income or net shareholders’ equity under U.S. GAAP. Under Irish GAAP such deferred tax differences are not recognized.

(xii)    Other investments

Under Irish GAAP, investments listed on a recognised stock exchange are shown at cost. Where the securities are considered to be available for sale, U.S. GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognised in other comprehensive income.

(xiii)    Rights Issue

In accordance with U.S. GAAP, an amount of approximately €874 million, equal to the fair market value of the bonus element of the Rights shares issued in 2001, is charged to accumulated income and credited to additional paid-in capital. This difference in presentation between Irish and U.S. GAAP has no net impact on total shareholders’ equity.

(xiv)    Interest capitalized

The interest relating to qualifying assets for 2002, 2001 and 2000 was not significant. Therefore, no adjustment was made to the carrying amounts of such qualifying assets to include an amount for capitalized interest expense as required by SFAS 34.

(xv)    Currency translation adjustment

The Group’s financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries are translated into euro at average exchange rates for each year, and the related balance sheets are translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in the Statement of total recognised gains and losses under Irish GAAP and in the Statement of comprehensive income under U.S. GAAP. The currency translation adjustment included in comprehensive income on page F-52 also includes the translation impact of the adjustments to net income under U.S. GAAP for the year.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

(xvi)    Recent accounting pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002. The company has determined that SFAS 143 will not have a material impact on the results of the Group

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). SFAS 148 amends SFAS 123 to permit alternative methods of transition for adopting a fair value based method of accounting for stock-based employee compensation. As set out on page F-48, for the purposes of this reconciliation, the Group has adopted the intrinsic value method to account for stock-based employee compensation.

RECONCILIATIONS TO U.S. GAAP

	Year ended December 31
	2002		2001		2000
	(€ million, except per share amounts)
Effect on net income:
Net income attributable to ordinary shareholders as reported in the Consolidated Statements of Income	623.3		582.0		498.3

U.S. GAAP adjustments:
Cumulative adjustment on adoption of SFAS 133 (i)	—		(16.9)		—
Gain/(loss) on derivative instruments (i)	11.5		(8.2)		—
Stock based employee compensation (ii)	19.4		(19.6)		(6.2)
Goodwill amortization (iii)	41.4		(8.3)		(12.3)
Adjustment due to gain on sale—primarily Vebofoam (iv)	—		0.8		—
Adjustments due to elimination of revaluation surplus (v)
—Depreciation	0.4		0.4		0.4
—Gains on sale	—		0.8		—
Pensions (viii)	15.5		22.1		26.4
Amortization of issue expenses (ix)	(0.4)		0.1		0.9
Deferred taxation and mineral reserves (xi)
—Temporary differences	3.5		6.3		1.6
—Amortization of uplift in mineral reserves	(9.2)		(8.8)		(5.4)

Net income attributable to ordinary shareholders under U.S. GAAP	705.4		550.7		503.7

Arising from:
Net income from continuing operations	705.4		567.6		503.7
Cumulative adjustment on adoption of SFAS 133	—		(16.9)		—

Net income attributable to ordinary shareholders under U.S. GAAP	705.4		550.7		503.7

Net income per share					Restated	*
Basic net income arising from continuing operations per Ordinary Share under U.S. GAAP	134.93	c	112.46	c	115.02	c
Cumulative adjustment on adoption of SFAS 133	—		(3.35	)c	—

Basic net income per Ordinary Share under U.S. GAAP	134.93	c	109.11	c	115.02	c

Diluted net income per Ordinary Share under U.S. GAAP (see page F-54)	134.18	c	108.11	c	113.24	c

*	2000 net income per share has been restated for the bonus element of the March 2001 rights issue.

The footnote references in this table are set out on pages F-47 to F-51.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

Cumulative effect on shareholders’ equity as at December 31:

	2002	2001
	(€m)	(€m)
Shareholders’ equity as reported in the Consolidated Balance Sheets	4,747.9	4,735.4

U.S. GAAP adjustments:
Hedging instruments—fair value adjustments (i)	(2.0)	(11.7)
Goodwill (iii)	352.6	348.9
Elimination of revaluation surplus (v)	(28.9)	(29.7)
Deferred taxation and mineral reserves (xi)
—Temporary differences	(309.7)	(375.1)
—Unamortized cumulative uplift in mineral reserves	278.2	338.1
Pensions (viii)	129.4	144.3
Debt issue expenses prepaid (ix)	2.3	3.2
Proposed dividends (x)	94.2	84.7
Other investments (xii)	8.3	7.0

Shareholders’ equity under U.S. GAAP	5,272.3	5,245.1

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income under U.S. GAAP is as follows:

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Net income in accordance with U.S. GAAP	705.4	550.7	503.7

Other comprehensive income (loss):
Cumulative adjustment on adoption of SFAS 133 (i)	—	24.8	—
Derivative instruments—fair value adjustments (i)	(1.8)	(11.4)	—
Unrealized gains (losses) on other investments (xii)	0.8	0.8	(0.4)
Minimum liability on pensions (viii)	(22.0)	—	—
Foreign currency translation adjustment (xv)	(548.6)	88.7	107.0

	(571.6)	102.9	106.6

Comprehensive income	133.8	653.6	610.3

	2002	2001
	(€m)	(€m)
Accumulated other comprehensive income as at December 31
Accumulated foreign currency translation	(155.1)	393.5
Cumulative fair value adjustment on derivatives	11.6	13.4
Minimum liability on pensions	(22.0)	—
Valuation of available for sale securities	5.2	4.4

	(160.3)	411.3

The footnote references in this table are set out on pages F-47 to F-51.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Equity Par Value	Additional Paid in Value	Preferred Shares	Other Reserves	Accumulated Income	Deferred Stock Compensation	Accumulated other Comprehensive Income	Total
	(€m)
Balance at January 1, 2000	133.1	658.3	1.2	9.9	1,676.9	(27.6)	201.8	2,653.6
Shares issued	7.5	359.3	—	—	—	—	—	366.8
Share issue expenses	—	(7.4)	—	—	—	—	—	(7.4)
Deferred stock compensation on issue of options	—	(9.6)	—	—	—	9.6	—	—
Amortization of deferred stock compensation	—	—	—	—	—	6.2	—	6.2
Dividends	0.3	17.9	—	—	(81.8)	—	—	(63.6)
Comprehensive income:
Net income	—	—	—	—	503.7	—	—	503.7
Currency translation adjustment	—	—	—	—	—	—	107.0	107.0
Unrealised loss on Investment	—	—	—	—	—	—	(0.4)	(0.4)

Total comprehensive income								610.3

Balance at December 31, 2000	140.9	1,018.5	1.2	9.9	2,098.8	(11.8)	308.4	3,565.9
Shares issued	35.9	1,068.8	—	—	—	—	—	1,104.7
Share issue expenses	—	(20.6)	—	—	—	—	—	(20.6)
Bonus element of rights issue	—	874.0	—	—	(874.0)	—	—	—
Deferred stock compensation on issue of options	—	26.7	—	—	—	(26.7)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	19.6	—	19.6
Dividends	0.5	23.4	—	—	(102.0)	—	—	(78.1)
Comprehensive income:
Net income	—	—	—	—	550.7	—	—	550.7
Cumulative adjustment on adoption of SFAS 133	—	—	—	—	—	—	24.8	24.8
Derivative instruments—fair value adjustments	—	—	—	—	—	—	(11.4)	(11.4)
Currency translation adjustment	—	—	—	—	—	—	88.7	88.7
Unrealised gain on Investment	—	—	—	—	—	—	0.8	0.8

Total comprehensive income								653.6

Balance at December 31, 2001	177.3	2,990.8	1.2	9.9	1,673.5	(18.9)	411.3	5,245.1
Shares issued	0.3	13.5	—	—	—	—	—	13.8
Share issue expenses	—	(0.4)	—	—	—	—	—	(0.4)
Deferred stock compensation on issue of options	—	(38.1)	—	—	—	38.1	—	—
Amortization of deferred stock compensation	—	—	—	—	—	(19.4)	—	(19.4)
Dividends	0.6	22.7	—	—	(123.9)	—	—	(100.6)
Comprehensive income:
Net income	—	—	—	—	705.4	—	—	705.4
Derivative instruments—fair value adjustments	—	—	—	—	—	—	(1.8)	(1.8)
Additional minimum pension liability	—	—	—	—	—	—	(22.0)	(22.0)
Currency translation adjustment	—	—	—	—	—	—	(548.6)	(548.6)
Unrealised gain on Investment	—	—	—	—	—	—	0.8	0.8

Total comprehensive income								133.8

Balance at December 31, 2002	178.2	2,988.5	1.2	9.9	2,255.0	(0.2)	(160.3)	5,272.3

In accordance with U.S. GAAP an amount of €874 million, equal to the fair market value of the bonus element of the shares issued in 2001 has been charged to accumulated income and credited to additional paid-in capital.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

NET INCOME PER ORDINARY SHARE

	Year ended December 31
	2002		2001		2000
	(€ millions, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	705.4		550.7		503.7

Average number outstanding of €0.32 Ordinary Shares (in millions)	522.8		504.7		437.9
Effect of dilutive securities—share options	2.9		4.7		6.9

	525.7		509.4		444.8

Basic net income per Ordinary Share under U.S. GAAP	134.93	c	109.11	c	115.02	c

Diluted net income per Ordinary Share under U.S. GAAP	134.18	c	108.11	c	113.24	c

Under U.S. GAAP (SFAS 128), basic net income per ordinary share is computed under the same method as Irish GAAP and excludes the dilutive effect of stock options. In addition, the statement requires the disclosure of diluted net income per share as set out above which is also calculated in accordance with Irish GAAP.

The number of shares for 2000 have been adjusted for the bonus element of the March 2001 Rights Issue (Note 8 (i)).

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132

The Group’s principal defined benefit schemes are in the Republic of Ireland, Britain, the Netherlands, Switzerland and the United States. The components of Group pension expense (credit) in respect of defined benefit pension schemes for the years ended December 31, 2002, 2001 and 2000 under SFAS 132 are as follows:

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Service costs	41.6	38.7	25.6
Interest costs	69.5	67.6	52.4
Expected returns on plan assets	(96.7)	(96.9)	(62.7)
Net amortizations and deferrals	(0.3)	(5.1)	(25.0)

	14.1	4.3	(9.7)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

The funded status of these schemes under SFAS 132 was as follows:

As at December 31:	2002	2001
	(€m)	(€m)
Change in benefit obligation
Benefit obligation at beginning of year	1,263.7	953.8
Acquisitions/divestments	26.0	173.8
Service cost	41.6	38.7
Interest cost	69.5	67.6
Plan participants’ contributions	9.8	9.2
Actuarial gains/(losses)	15.5	59.2
Benefit paid	(55.6)	(57.3)
Translation	(49.5)	18.7

Benefit obligation at end of year	1,321.0	1,263.7

Change in plan assets
Fair value of plan assets at beginning of year	1,377.6	1,261.4
Acquisitions/divestments	24.7	198.2
Actual return on plan assets	(204.3)	(70.2)
Company contributions	21.6	17.0
Plan participants’ contributions	9.8	9.2
Benefit paid	(55.6)	(57.4)
Translation	(39.3)	19.4

Fair value of plan assets at end of year	1,134.5	1,377.6

Funded status of the plans	(186.5)	113.9
Unrecognized net actuarial gain/(loss)	319.4	(10.4)
Unrecognized net transition obligation	(7.6)	(10.0)
Unrecognized prior service cost	3.4	8.3

Prepaid benefit cost	128.7	101.8

Analysis of net prepaid benefit cost
Prepaid benefit cost	117.7	140.5
Accrued benefit liability	(28.4)	(38.7)
Intangible asset	9.6	—
Accumulated other comprehensive income	29.8	—

	128.7	101.8

Analysis of funded status of those plans (included in the overall table above) where benefit obligation exceeding fair value of assets
Benefit obligation at end of year	(927.9)	(648.4)
Fair value of plan assets at end of year	711.8	548.6

	(216.1)	(99.8)

Amounts applicable to the Company’s pension plan with accumulated benefit obligations in excess of plan assets are as follows:

	2002	2001
	(€m)	(€m)
Projected benefit obligation	276.1	—
Accumulated benefit obligation	250.8	—
Fair value of plan assets	197.3	—

Weighted-average assumptions as of December 31
Discount rate	5.5%	5.8%
Expected return on plan assets	6.9%	6.8%
Rate of compensation increase	4.0%	4.0%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

The plan assets are invested principally in equities, fixed income securities and properties. The number of CRH Ordinary Shares held by the pension plans amounts to 0.8 million. The market value of these CRH shares at December 31, 2002 is €9.8 million. The dividends paid on the CRH shares held by the pension plans in 2002 amounted to €0.2 million. The Group has a number of defined contribution plans, principally in the United States.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows prepared under Irish GAAP presents substantially the same information as that required under U.S. GAAP by SFAS 95 “Statement of Cash Flows”. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under U.S. GAAP, cash and cash equivalents include short term investments with a maturity of three months or less at the date of acquisition but do not include bank overdrafts. Under Irish GAAP, movements in short term investments are classified as management of liquid resources. The movements on bank overdrafts are required to be included in financing activities under SFAS 95. Under Irish GAAP, cash flows are presented separately for nine categories, comprising, operating activities; dividends received from joint ventures; returns on investments and servicing of finance; taxation, capital expenditure; acquisitions and disposal of subsidiary undertakings and joint ventures; equity dividends paid; management of liquid resources; and financing. U.S. GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under U.S. GAAP. Cash flows from capital expenditure, acquisition and disposal of subsidiary undertakings and joint ventures would be included as investing activities under U.S. GAAP. The payment of dividends and management of liquid resources would be included as a financing activity under U.S. GAAP. The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Year ended December 31
	2002	2001	2000
	(€m)	(€m)	(€m)
Cash inflow from operating activities	1,265.0	1,118.0	846.4
Cash outflow on investing activities	(1,254.7)	(1,443.3)	(1,993.2)
Cash inflow from financing activities	(56.0)	340.1	1,902.7
Effect of foreign exchange rate movements on cash balances	248.3	(74.2)	(106.7)

	202.6	(59.4)	649.2
Cash and cash equivalents at beginning of year	1,157.1	1,216.5	567.3

Cash and cash equivalents at end of year	1,359.7	1,157.1	1,216.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUES OF FINANCIAL INSTRUMENTS—INFORMATION REQUIRED BY SFAS 107

The following information is presented in compliance with the requirements of SFAS 107 “Disclosure about Fair Values of Financial Instruments”. The carrying amounts and estimated fair values of the material financial instruments of the Group at December 31, 2002 and 2001 are as follows:

	As at December 31
	2002 Carrying Amount	2002 Fair Value	2001 Carrying Amount	2001 Fair Value
	(€m)	(€m)	(€m)	(€m)
Assets
Cash, short-term deposits and liquid resources	1,533.2	1,533.2	1,463.3	1,463.3
Accounts receivable and prepayments	1,525.4	1,525.4	1,693.0	1,693.0
Publicly traded investments	4.7	13.0	4.7	11.7
Currency swaps and forward agreements	10.3	15.8	69.2	71.6
Interest rate swap agreements	—	306.5	—	82.2
Forward energy cost agreements	—	2.2	—	—
Liabilities
Bank loans and overdrafts	(79.9)	(79.9)	(135.3)	(135.3)
Accounts payable and accrued liabilities	(1,511.0)	(1,511.0)	(1,655.3)	(1,655.3)
Long-term debt (including current maturities)	(3,072.5)	(3,410.3)	(3,259.2)	(3,382.5)
Currency swaps and forward agreements	(101.0)	(115.3)	(31.7)	(42.4)
Interest rate swap agreements	—	(4.1)	—	(4.8)
Forward energy cost agreements	—	—	—	(8.2)

	As at December 31
	2002	2001
	(€m)	(€m)
Summary of available-for-sale securities
Cost of publicly traded investments	4.7	4.7
Gross unrealized gains	8.3	7.0

Fair value	13.0	11.7

Carrying amounts are stated under Irish GAAP.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash, short-term deposits and liquid resources, accounts receivable, accounts payable and short-term borrowings:  The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Publicly traded investments:  These are valued based on quoted prices.

Long-term debt:  The fair value of the Group’s long-term debt (including the current maturities of long-term debt) is estimated using discounted cash flow analyses, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate and currency swap agreements:  The fair value of the Group’s interest rate and currency swap agreements is estimated using discounted cash flow analysis.

Forward energy cost agreements:  The fair value of the Group’s forward energy cost agreements is estimated using discounted cash flow analysis.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

DEFERRED TAXATION—ADDITIONAL INFORMATION REQUIRED BY SFAS 109

The analysis of the deferred taxation liability required by SFAS 109 is as follows:

	December 31
	2002	2001
	(€m)	(€m)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	916.8	884.0
Other timing differences	79.5	37.7

	996.3	921.7

Deferred taxation assets:
Other temporary differences	(208.2)	(197.1)

Net deferred tax liability under U.S. GAAP	788.1	724.6

Of which:

Current	0.3	0.2
Non-current	787.8	724.4

	788.1	724.6

CONCENTRATION OF CREDIT RISK—INFORMATION REQUIRED BY SFAS 105

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables. The Group deposits short-term cash surpluses with high credit quality banks and institutions, and, as a matter of policy, limits the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base in the construction industry where the Group is engaged in the manufacture and supply of a wide range of materials. At December 31, 2002, the Group did not consider there to be any significant concentrations of credit risk. No one customer accounts for more than 5% of net sales.

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123, “Accounting for Stock-Based Compensation,” requires the use of option valuation models that were not developed for use in valuing employee share options.

Pursuant to the Company’s 2000 Share Option Scheme, employees were granted options over 4,440,025 of the Company’s Ordinary Shares on April 8, 2002. All options granted have 10 year terms. This figure comprises options over 2,392,425 shares and 2,047,600 shares which may be exercised after the expiration of three years and five years respectively from the dates of grant of those options, subject to specific EPS growth targets being achieved.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

A summary of the Company’s share option and savings-related share option activity, and related information for the years ended December 31, 2002, 2001 and 2000 follows:-

	Number of options			Weighted average exercise price
Share options	2002	2001	2000	2002	2001	2000
Outstanding at beginning of year	19,097,434	16,529,621	12,621,359	€14.56/ Stg£8.24	€12.88/ Stg£3.79	€5.66/ Stg£4.70
Granted	4,440,025	4,357,000	6,611,501	€19.68/ Stg£12.04	€18.28/ Stg£11.16	€17.59/ Stg£10.99
Exercised	(1,127,459)	(1,616,434)	(2,377,785)	€7.61/ Stg£4.19	€7.07/ Stg£5.83	€4.26/ Stg£4.29
Lapsed	(384,686)	(172,753)	(325,454)	€16.67/ Stg£11.18	€16.90/ Stg£11.03	€13.84/ Stg£6.63

Outstanding at end of year	22,025,314	19,097,434	16,529,621	€15.88/ Stg£10.16	€14.56/ Stg£8.24	€12.88/ Stg£3.79

Exercisable at end of year	5,079,796	4,108,619	3,478,681	€9.38/ Stg£7.10	€7.60/ Stg£4.81	€5.87/ Stg£4.75

Outstanding at end of year

Options by exercise price	Range of exercise prices	Number of options	Weighted- average exercise price	Weighted- average remaining life
euro options	€4.11 to €12.64	4,711,189	€8.69	4.1 years
	€14.56 to €14.66	2,375,960	€14.61	6.3 years
	€17.26 to €18.28	10,227,264	€17.87	7.7 years
	€19.68	4,361,597	€19.68	9.3 years
Sterling options	Stg£5.33 to Stg £9.82	92,987	Stg£7.10	4.5 years
	Stg£10.99 to Stg£12.04	256,317	Stg£11.27	8.0 years

		22,025,314

Exercisable at end of year

	Range of exercise prices	Number of options	Weighted- average exercise price	Weighted- average remaining life
Options by exercise price
euro options	€4.11 to €12.64	3,798,068	€7.74	3.9 years
	€14.56 to €14.66	1,188,741	€14.61	6.3 years
Sterling options	Stg£5.33 to Stg £9.82	92,987	Stg£7.10	4.6 years

		5,079,796

Weighted average fair value (computed using Black-Scholes valuation model—see detailed assumptions on page F-60):

	€	Stg£
During 2002	5.78	3.21
During 2001	5.66	3.18
During 2000	5.08	2.96

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

Savings-related share options

Pursuant to the Company’s 2000 Savings-Related Share Option Schemes, employees were granted options over 349,110 of the Company’s Ordinary Shares on April 9, 2002. This figure comprises options over 139,237 shares and 209,873 with a three year and five year contract term respectively from the dates of grant of those options. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

	Number of savings-related share options			Weighted average exercise price
	2002	2001	2000	2002	2001	2000
Outstanding at beginning of year	868,820	582,717	—	Stg£8.77/ €15.39	Stg£8.77	—
Granted	349,110	331,725	582,717	Stg£10.08/ €16.09	€15.39	Stg£8.77
Exercised	(2,164)	(824)	—	Stg£8.77/ €15.39	Stg£8.77	—
Lapsed	(66,267)	(44,798)	—	€15.45/ Stg£8.99	Stg£8.77/ €15.39	—

Outstanding at end of year	1,149,499	868,820	582,717	€15.55/ Stg£9.21	Stg£8.77/ €15.39	Stg£8.77

Exercisable at end of year	—	—	—

Outstanding at end of year

	Range of exercise prices	Number of options	Weighted- average exercise price	Weighted- average remaining life
Options by exercise price
euro options	€15.39 to €16.09	398,564	€15.55	3.0 years
Sterling options	Stg£8.77 to Stg £10.08	750,935	Stg£9.21	2.6 years

		1,149,499

Weighted average fair value (computed using Black-Scholes valuation model—see detailed assumptions below):

	€	Stg£
During 2002	5.81	3.57
During 2001	6.20	—
During 2000	—	3.29

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee share options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions for 2000; risk-free interest rate of 4.5%, dividend yield of 1.3%, volatility of 0.26 and a weighted-average expected life of the options of 5.7 years; for 2001, risk-free interest rate of 4.7%, dividend yield of 1.2%, volatility of 0.27 and a weighted-average expected life of the options of 5.7 years; and, for 2002 risk-free interest rate of 3.3%, dividend yield of 1.55%, volatility of 0.301 and a weighted-average expected life of the options of 5.8 years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	Year ended December 31
	2002		2001		2000
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	705.4		550.7		503.7
Add back: Total stock-based employee compensation (income)/expense reported in net income, net of related taxes, under APB25	(19.4)		19.6		6.2
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related taxes, under SFAS123	(24.4)		(25.5)		(6.3)

Pro forma net income	661.6		544.8		503.6

Basic reported net income per Ordinary Share	134.93	c	109.11	c	115.02	c

Pro forma basic net income per Ordinary Share	126.55	c	107.95	c	115.00	c

Diluted net income per Ordinary Share	134.18	c	108.11	c	113.24	c

Pro forma diluted net income per Ordinary Share	125.85	c	106.95	c	113.22	c

Income per Ordinary Share has been adjusted in 2000 for the bonus element of the March 2001 rights issue (Note 8 (i)).

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the U.S. Financial Accounting Standards Board issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The Statement requires that (for U.S. GAAP purposes only) all derivatives be recognized on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

Fair Value Hedges

CRH uses financial instruments designated as fair value hedges to manage certain of the Group’s exposure to interest and exchange rate risk. CRH is subject to market risk from exposures to changes in interest and exchange rates due to its financing, investing and cash management activities. Interest rate swap agreements are used to hedge CRH’s exposure associated with its fixed rate debt and cross-currency swap agreements are used to manage the Group’s exposure to exchange rate risk. During the twelve months to December 31, 2002, none of the interest rate and cross-currency swap agreements which are designated as fair value hedges had any ineffectiveness and no fair value hedges were derecognized.

Net Investment Hedges

CRH uses cross-currency swap agreements designated as net investment hedges to manage the Group’s exposure to exchange rate risk. CRH is subject to market risk from exposures to changes in exchange rates due to investments in non-euro subsidiary and joint venture undertakings. A loss of €145 million arose on net investment hedges in the twelve months to December 31, 2002 which has been included in the U.S. GAAP foreign currency translation adjustment (€144.2 million of which is recognized in the Irish GAAP foreign

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (continued)

currency translation adjustment). A loss of €5.4 million was recorded in U.S. GAAP income for the year to December 31, 2002 due to ineffectiveness of net investment hedges.

Other Derivative Instruments

Interest rate and cross-currency swap agreements not designated as hedging instruments under SFAS No. 133 are also used to manage the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. Unrealized profits on such instruments during the twelve months to December 31, 2002 totalled €6.6 million which has been recognized in U.S. GAAP earnings.

In addition, the Group uses financial contracts based on energy price indices to manage costs in some of its operations. Unrealized gains arising on these contracts during the twelve months to December 31, 2002 totalled €10.2 million which has been recognized in U.S. GAAP earnings.

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131

Note 2 has been prepared under Irish GAAP on a geographical analysis and also by class of business as distinct from a segmental analysis which is more indicative of the way management make decisions about the business. SFAS 131 defines operating segments as components of the enterprise whose operating results are regularly reviewed by the enterprise’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance. The geographical information required under SFAS 131 is presented in Note 2.

CRH is organized into four strategic divisions: Europe Materials, Europe Products & Distribution, Americas Products & Distribution and Americas Materials. Each of these divisions has a director who reports directly to the Chief Executive. The Chief Executive has been identified as the Chief Operating Decision Maker as defined by SFAS 131.

These four divisions are comprised of a total of seven reportable segments within the meaning of SFAS 131 as set out below:

Division	Reportable Segments
Europe Materials	Republic of Ireland
Other
Europe Products & Distribution	Products
Distribution
Americas Materials	Materials
Americas Products & Distribution	Products
Distribution

The Chief Executive, together with the Board of Directors, evaluates performance and allocates resources based on regular reviews of the operating results of the seven reportable segments described above. These segments are financed by different proportions of interest-bearing debt and equity. The interest incurred by individual segments is therefore a function of the Group’s overall financial policy rather than the financial performance of those segments. Consequently, comparisons of income between segments or between different years for the same segment are not meaningful if interest is included in arriving at the result, and segment results are disclosed before taking account of interest. Taxes on income are not allocated to reportable segments for the purposes of the Chief Executive’s and Board review. The accounting policies of these segments are the same as those described in the summary of significant accounting policies. Intersegment sales are not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

Product line revenues are not provided because it is impracticable to do so.

ANALYSIS BY OPERATING SEGMENT :

		Year ended December 31
		2002	2001	2000
		(€m)	(€m)	(€m)
Net sales(a)
Europe Materials	Republic of Ireland	711.0	710.0	664.2
	Other	1,216.0	1,150.8	972.9
Europe Products & Distribution	Products	1,416.0	1,181.4	1,080.5
	Distribution	1,089.6	993.7	682.5
Americas Materials		3,072.1	3,168.1	2,711.5
Americas Products & Distribution	Products	2,290.0	2,342.6	1,966.5
	Distribution	999.4	896.9	791.7

		10,794.1	10,443.5	8,869.8
Less: share of joint ventures’ net sales		(276.9)	(236.7)	(168.0)

		10,517.2	10,206.8	8,701.8

Operating income excluding goodwill amortization
Europe Materials	Republic of Ireland	130.9	135.1	135.3
	Other	135.8	136.0	115.0
Europe Products & Distribution	Products	107.5	79.5	89.9
	Distribution	46.4	37.5	28.4
Americas Materials		335.8	346.2	262.9
Americas Products & Distribution	Products	248.6	256.1	263.4
	Distribution	43.1	29.7	23.6

		1,048.1	1,020.1	918.5

Depreciation and goodwill amortization
Europe Materials	Republic of Ireland	36.4	38.0	33.8
	Other	79.3	77.5	59.4
Europe Products & Distribution	Products	88.0	80.7	63.7
	Distribution	17.4	15.5	12.0
Americas Materials		191.1	178.4	147.2
Americas Products & Distribution	Products	98.8	94.6	70.2
	Distribution	12.9	10.6	8.7

		523.9	495.3	395.0

(a)	Intersegment sales are not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131(Continued)

		As at December 31
		2002	2001
		(€m)	(€m)
Capital expenditure
Europe Materials	Republic of Ireland	30.6	53.6
	Other	52.9	76.8
Europe Products & Distribution	Products	43.6	58.7
	Distribution	13.3	13.4
Americas Materials		133.1	122.5
Americas Products & Distribution	Products	82.4	117.7
	Distribution	11.5	9.6

		367.4	452.3

Total assets
Europe Materials	Republic of Ireland	678.8	693.0
	Other	1,995.0	2,100.1
Europe Products & Distribution	Products	1,897.7	1,715.2
	Distribution	698.9	660.7
Americas Materials		3,264.0	3,525.1
Americas Products & Distribution	Products	1,665.6	1,775.9
	Distribution	355.9	308.2

		10,555.9	10,778.2

Reconciliation to net assets:
Less Cash, short term deposits amd liquid resources		(1,533.2)	(1,463.3)
Less accounts payable and accrued liabilities, deferred acquisition consideration due after more than one year and provisions for liabilities and charges (excluding deferred tax)		(1,954.4)	(2,134.6)

Net assets		7,068.3	7,180.3

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142

In June 2001, the FASB issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets”, both of which were effective for fiscal years beginning after December 15, 2001, and in the case of SFAS141 for acquisitions made after June 30, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements, while other intangible assets, which consist primarily of contractual agreements, are amortized over their related contractual terms. The Group applied the new rules on accounting for goodwill and other intangible assets beginning on January 1, 2002 and performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of that date.

The impairment test required by SFAS 142 is computed on the basis of discounted cash flow projections for each reporting unit (as defined under SFAS 142). The Company has developed and completed impairment tests under SFAS 142 and at December 31, 2002 no impairment adjustments were necessary. Following implementation of SFAS 141 and SFAS 142, the Irish GAAP goodwill amortization expense of €69.6 million for the year ended December 31 2002 is eliminated under U.S. GAAP and replaced by a net expense of €28.2 million, comprising acquisition-related payments of €19.7 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a charge of €9.2 million for intangible asset amortization.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

Acquired goodwill in 2002 of €185.1 million is analysed as follows by Division: Europe Materials €3.2 million, Europe Products & Distribution €12.7 million, Americas Materials €69.3 million and Americas Products & Distribution €99.9 million.

	2001			2002
	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Goodwill
At January 1	1,467.1	(156.7)	1,310.4	1,728.7	(226.3)	1,502.4
Translation adjustment	25.1	3.4	28.5	(163.5)	19.0	(144.5)
Acquisitions/(amortization)	236.5	(67.5)	169.0	185.1	—	185.1
Disposals	—	(5.5)	(5.5)	(6.1)	2.1	(4.0)
Reallocation to intangible assets	—	—	—	(74.9)	—	(74.9)
Acquisition related payments in Irish GAAP	—	—	—	(19.7)	—	(19.7)
Amortization written back in U.S. GAAP	—	—	—	—	2.0	2.0

At December 31	1,728.7	(226.3)	1,502.4	1,649.6	(203.2)	1,446.4

	Cost			Amortization
	Reallocation	Translation	December 31	Charge	Translation	December 31	Net amount
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Intangible assets
Trade names	2.6	—	2.6	(0.4)	—	(0.4)	2.2
Non-compete agreements	6.9	(0.6)	6.3	(1.0)	0.1	(0.9)	5.4
Production/order backlog	2.1	(0.2)	1.9	(2.0)	0.1	(1.9)	—
Customer relationships	51.6	(4.8)	46.8	(5.0)	0.3	(4.7)	42.1
Under-market royalty payments	10.2	(1.1)	9.1	(0.4)	—	(0.4)	8.7
Employment agreements	1.5	—	1.5	(0.4)	—	(0.4)	1.1

At December 31	74.9	(6.7)	68.2	(9.2)	0.5	(8.7)	59.5

Weighted average amortization period—years
Trade names	4.9
Non-compete agreements	4.3
Production/order backlog	1.0
Customer relationships	7.4
Under-market royalty payments	15.9
Employment agreements	4.2

7.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

The following presents the estimated amortization expense for intangible assets for the next five years and thereafter:

(€m)
2003	10.3
2004	9.6
2005	9.1
2006	7.0
2007	6.2
Thereafter	17.3

59.5

The following table shows the net income that would have been shown in 2001 and 2000 exclusive of amortization expense recognized in those periods related to goodwill or intangible assets that are no longer being amortized. There were no intangible asset amortization charges in 2001 or 2000. Reported and adjusted per share amounts are also presented.

	Year ended December 31
	2002		2001		2000
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	705.4		550.7		503.7

Add back: goodwill amortization	—		68.9		56.0

Adjusted net income	705.4		619.6		559.7

Basic earnings per Ordinary Share:
Reported net income	134.93	c	109.11	c	115.02	c
Goodwill amortization	—		13.65	c	12.79	c

Adjusted net income	134.93	c	122.76	c	127.81	c

Diluted earnings per Ordinary Share:
Reported net income	134.18	c	108.11	c	113.24	c
Goodwill amortization	—		13.53	c	12.59	c

Adjusted net income	134.18	c	121.64	c	125.83	c

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents condensed balance sheets as at December 31, 2002 and 2001 and condensed statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000 of the Company and CRH America, Inc. (“CRHA”). These statements are prepared in accordance with Irish GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is a wholly-owned subsidiary of the Company. The Guarantees of the guarantor are full and unconditional. The significant differences between Irish and U.S. GAAP as they affect the Company are set out below:

Supplemental Condensed Consolidated Balance Sheets

	As at December 31, 2002
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Current assets
Cash, short-term deposits and liquid resources	40.3	56.5	1,436.4	—	1,533.2
Accounts receivable and prepayments	78.8	—	1,525.4	(78.8)	1,525.4
Inventories	—	—	1,064.0	—	1,064.0

	119.1	56.5	4,025.8	(78.8)	4,122.6
Fixed assets
Investments in subsidiaries	3,658.9	312.9	1,685.2	(5,657.0)	—
Investments in joint ventures	252.7	—	252.7	(252.7)	252.7
Advances to subsidiaries	849.9	3,605.1	—	(4,455.0)	—
Other investments	—	—	22.1	—	22.1
Property, plant and equipment	—	—	5,004.4	—	5,004.4
Intangible assets—goodwill	—	—	1,154.1	—	1,154.1

Total assets	4,880.6	3,974.5	12,144.3	(10,443.5)	10,555.9

Current liabilities
Bank loans and overdrafts	—	—	232.8	—	232.8
Accounts payable and accrued liabilities	97.0	23.6	1,390.4	—	1,511.0

	97.0	23.6	1,623.2	—	1,743.8
Long-term liabilities
Long-term debt	—	2,288.5	721.8	—	3,010.3
Deferred acquisition consideration	—	—	142.5	—	142.5
Advances from subsidiaries	—	—	4,533.8	(4,533.8)	—
Taxes payable	—	—	6.6	—	6.6
Capital grants deferred	—	—	14.6	—	14.6
Provisions for liabilities and charges	—	—	779.3	—	779.3
Minority shareholders’ equity interest	—	—	110.9	—	110.9

	97.0	2,312.1	7,932.7	(4,533.8)	5,808.0

Shareholders’ equity
Share capital	179.4	—	—	—	179.4
Additional paid-in capital	2,042.4	1,744.9	2,000.7	(3,749.7)	2,038.3
Other reserves	41.5	—	(31.6)	—	9.9
Accumulated income	2,520.3	(82.5)	2,242.5	(2,160.0)	2,520.3

	4,783.6	1,662.4	4,211.6	(5,909.7)	4,747.9

Total liabilities and shareholders’ equity	4,880.6	3,974.5	12,144.3	(10,443.5)	10,555.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets

	As at December 31, 2001
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Current assets
Cash, short-term deposits and liquid resources	35.7	47.9	1,379.7	—	1,463.3
Accounts receivable and prepayments	73.3	—	1,693.0	(73.3)	1,693.0
Inventories	—	—	1,002.1	—	1,002.1

	109.0	47.9	4,074.8	(73.3)	4,158.4
Fixed assets
Investments in subsidiaries	3,512.9	326.1	1,685.2	(5,524.2)	—
Investments in joint ventures	281.5	—	281.5	(281.5)	281.5
Advances to subsidiaries	955.5	3,585.1	295.4	(4,836.0)	—
Other investments	—	—	34.3	—	34.3
Property, plant and equipment	—	—	5,150.5	—	5,150.5
Intangible assets—goodwill	—	—	1,153.5	—	1,153.5

Total assets	4,858.9	3,959.1	12,675.2	(10,715.0)	10,778.2

Current liabilities
Bank loans and overdrafts	—	—	503.5	—	503.5
Accounts payable and accrued liabilities	87.8	26.5	1,541.0	—	1,655.3

	87.8	26.5	2,044.5	—	2,158.8
Long-term liabilities
Long-term debt	—	1,702.1	1,151.4	—	2,853.5
Deferred acquisition consideration	—	—	173.8	—	173.8
Advances from subsidiaries	—	295.4	4,613.9	(4,909.3)	—
Taxes payable	—	—	50.9	—	50.9
Capital grants deferred	—	—	15.7	—	15.7
Provisions for liabilities and charges	—	—	655.0	—	655.0
Minority shareholders’ equity interest	—	—	135.1	—	135.1

	87.8	2,024.0	8,840.3	(4,909.3)	6,042.8

Shareholders’ equity
Share capital	178.5	—	—	—	178.5
Additional paid-in capital	2,006.6	1,744.9	2,000.7	(3,749.7)	2,002.5
Other reserves	41.5	—	(31.6)	—	9.9
Accumulated income	2,544.5	190.2	1,865.8	(2,056.0)	2,544.5

	4,771.1	1,935.1	3,834.9	(5,805.7)	4,735.4

Total liabilities and shareholders’ equity	4,858.9	3,959.1	12,675.2	(10,715.0)	10,778.2

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2002
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	10,794.1	—	10,794.1
Less: share of joint ventures	—	—	(276.9)	—	(276.9)

Net sales	—	—	10,517.2	—	10,517.2
Cost of goods sold	—	—	(7,293.5)		(7,293.5)

Gross profit	—	—	3,223.7	—	3,223.7
Distribution and administration expenses	0.8	—	(2,209.9)	—	(2,209.1)

Group operating income	0.8	—	1,013.8	—	1,014.6
Share of joint ventures’ operating income	33.5	—	33.5	(33.5)	33.5
Share of subsidiaries’ operating income	959.9	48.6	—	(1,008.5)	—

Operating income excluding goodwill amortization	994.2	48.6	1,047.3	(1,042.0)	1,048.1
Goodwill amortization	—	—	(69.6)	—	(69.6)
Gain on sale of investments and property, plant & equipment	—	—	15.7	—	15.7

Income before interest expense	994.2	48.6	993.4	(1,042.0)	994.2
Interest income	—	—	44.5	—	44.5
Interest expense	—	(4.7)	(171.2)	—	(175.9)
Share of joint ventures’ net interest	(7.1)	—	(7.1)	7.1	(7.1)
Share of subsidiaries’ net interest	(131.4)	(6.4)	—	137.8	—

Income before taxes and equity minority shareholders’ interest	855.7	37.5	859.6	(897.1)	855.7
Taxes on income	(226.8)	(15.3)	(227.5)	242.8	(226.8)

Income before equity minority shareholders’ interest	628.9	22.2	632.1	(654.3)	628.9
Equity minority shareholders’ interest	(5.5)	—	(3.8)	3.8	(5.5)

Net income	623.4	22.2	628.3	(650.5)	623.4
Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	623.3	22.2	628.3	(650.5)	623.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2001
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	10,443.5	—	10,443.5
Less: share of joint ventures	—	—	(236.7)	—	(236.7)

Net sales	—	—	10,206.8	—	10,206.8
Cost of goods sold	—	—	(7,023.3)		(7,023.3)

Gross profit	—	—	3,183.5	—	3,183.5
Distribution and administration expenses	2.0	—	(2,191.9)	—	(2,189.9)

Group operating income	2.0	—	991.6	—	993.6
Share of joint ventures’ operating income	26.5	—	26.5	(26.5)	26.5
Share of subsidiaries’ operating income	947.7	60.8	—	(1,008.5)	—

Operating income excluding goodwill amortization	976.2	60.8	1,018.1	(1,035.0)	1,020.1
Goodwill amortization	—	—	(60.6)	—	(60.6)
Gain on sale of investments and property, plant & equipment	—	—	16.7	—	16.7

Income before interest expense	976.2	60.8	974.2	(1,035.0)	976.2
Interest income	—	—	63.8	—	63.8
Interest expense	—	(6.2)	(227.3)	—	(233.5)
Share of joint ventures’ net interest	(3.6)	—	(3.6)	3.6	(3.6)
Share of subsidiaries’ net interest	(169.7)	(7.4)	—	177.1	—

Income before taxes and equity minority shareholders’ interest	802.9	47.2	807.1	(854.3)	802.9
Taxes on income	(217.0)	(18.9)	(219.1)	238.0	(217.0)

Income before equity minority shareholders’ interest	585.9	28.3	588.0	(616.3)	585.9
Equity minority shareholders’ interest	(3.8)	—	(3.8)	3.8	(3.8)

Net income	582.1	28.3	584.2	(612.5)	582.1
Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	582.0	28.3	584.2	(612.5)	582.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2000
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	8,869.8	—	8,869.8
Less: share of joint ventures	—	—	(168.0)	—	(168.0)

Net sales	—	—	8,701.8	—	8,701.8
Cost of goods sold	—	—	(5,945.4)		(5,945.4)

Gross profit	—	—	2,756.4	—	2,756.4
Distribution and administration expenses	3.2	—	(1,858.0)	—	(1,854.8)

Group operating income	3.2	—	898.4	—	901.6
Share of joint ventures’ operating income	16.9	—	16.9	(16.9)	16.9
Share of subsidiaries’ operating income	867.5	79.9	—	(947.4)	—

Operating income excluding goodwill amortization	887.6	79.9	915.3	(964.3)	918.5
Goodwill amortization	—	—	(43.7)	—	(43.7)
Gain on sale of investments and property, plant & equipment	—	—	12.8	—	12.8

Income before interest expense	887.6	79.9	884.4	(964.3)	887.6
Interest income	—	—	63.9	—	63.9
Interest expense	—	(6.4)	(247.5)	—	(253.9)
Share of joint ventures’ net interest	(0.9)	—	(0.9)	0.9	(0.9)
Share of subsidiaries’ net interest	(190.0)	(10.1)	—	200.1	—

Income before taxes and equity minority shareholders’ interest	696.7	63.4	699.9	(763.3)	696.7
Taxes on income	(193.7)	(25.3)	(168.4)	193.7	(193.7)

Income before equity minority shareholders’ interest	503.0	38.1	531.5	(569.6)	503.0
Equity minority shareholders’ interest	(4.6)	—	(4.6)	4.6	(4.6)

Net income	498.4	38.1	526.9	(565.0)	498.4
Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	498.3	38.1	526.9	(565.0)	498.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2002
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash (outflow)/inflow from operating activities	(5.0)	29.2	1,529.3	—	1,553.5
Dividends received	—	—	23.5	—	23.5
Returns on investments and servicing of finance
Interest received	—	—	57.7	—	57.7
Interest paid	—	(4.8)	(178.4)	—	(183.2)
Finance lease interest paid	—	—	(0.7)	—	(0.7)
Preference dividends paid	(0.1)	—	—	—	(0.1)

	(0.1)	(4.8)	(121.4)	—	(126.3)

Taxation
Irish corporation tax paid	(0.2)	—	(17.0)	—	(17.2)
Overseas tax paid	—	—	(145.1)	—	(145.1)

	(0.2)	—	(162.1)	—	(162.3)

Capital expenditure
Purchase of property, plant and equipment	—	—	(367.3)	—	(367.3)

	—	—	(367.3)	—	(367.3)
Proceeds from sale of investments and property, plant and equipment	—	—	104.4	—	104.4

	—	—	(262.9)	—	(262.9)

Acquisitions and disposals
Acquisition of subsidiary undertakings	—	—	(793.7)	—	(793.7)
Advances from/(to) subsidiary and parent undertakings	97.0	(942.6)	845.6	—	—
Deferred acquisition consideration	—	—	(80.3)	—	(80.3)
Investment in and advances to joint ventures	—	—	(22.0)	—	(22.0)

	97.0	(942.6)	(50.4)	—	(896.0)

Dividends paid	(100.5)	—	(11.1)	—	(111.6)

Cash outflow before use of liquid resources and financing	(8.8)	(918.2)	944.9	—	17.9
Cash outflow from management of liquid resources	(4.6)	(17.7)	(147.4)	—	(169.7)
Financing
Issue of shares	13.8	—	—	—	13.8
Increase in term debt	—	935.9	(743.4)	—	192.5
Capital element of finance leases repaid	—	—	(5.1)	—	(5.1)
Expenses paid in respect of share issues	(0.4)	—	—	—	(0.4)

	13.4	935.9	(748.5)	—	200.8

Increase in cash and demand debt	—	—	49.0	—	49.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2001
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash (outflow)/inflow from operating activities	(8.7)	(18.0)	1,409.7	—	1,383.0
Dividends received	749.2	—	11.3	(749.2)	11.3
Returns on investments and servicing of finance
Interest received	—	—	62.9	—	62.9
Interest paid	—	(6.2)	(242.1)	—	(248.3)
Finance lease interest paid	—	—	(0.5)	—	(0.5)
Preference dividends paid	(0.1)	—	—	—	(0.1)

	(0.1)	(6.2)	(179.7)	—	(186.0)

Taxation
Irish corporation tax paid	(0.4)	—	(14.8)	—	(15.2)
Overseas tax paid	—	—	(63.9)	—	(63.9)

	(0.4)	—	(78.7)	—	(79.1)

Capital expenditure
Purchase of property, plant and equipment	—	—	(452.2)	—	(452.2)
Less: new finance leases	—	—	0.1	—	0.1

	—	—	(452.1)	—	(452.1)
Proceeds from sale of investments and property, plant and equipment	—	—	89.0	—	89.0

	—	—	(363.1)	—	(363.1)

Acquisitions and disposals
Acquisition of subsidiary undertakings	—	(5.7)	(743.0)	—	(748.7)
Advances (to)/from subsidiary and parent undertakings	(1,740.8)	(1,301.1)	3,041.9	—	—
Deferred acquisition consideration	—	—	(77.8)	—	(77.8)
Investment in and advances to joint ventures	—	—	(187.5)	—	(187.5)

	(1,740.8)	(1,306.8)	2,033.6	—	(1,014.0)

Dividends paid	(78.1)	—	(750.0)	749.2	(78.9)

Cash (outflow)/inflow before use of liquid resources and financing	(1,078.9)	(1,331.0)	2,083.1	—	(326.8)
Cash outflow from management of liquid resources	(5.2)	(31.4)	(16.5)	—	(53.1)
Financing
Issue of shares	1,104.7	1,674.9	(1,674.9)	—	1,104.7
Issue of preference shares by a subsidiary to minority shareholders	—	—	109.2	—	109.2
Increase in term debt	—	—	(791.4)	—	(791.4)
Capital element of finance leases repaid	—	—	(6.6)	—	(6.6)
Expenses paid in respect of share issues	(20.6)	—	—	—	(20.6)

	1,084.1	1,674.9	(2,363.7)	—	395.3

Increase/(decrease) in cash and demand debt	—	312.5	(297.1)	—	15.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2000
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash inflow from operating activities	10.4	20.8	1,137.3	—	1,168.5
Dividends received	104.1	—	7.8	(104.1)	7.8
Returns on investments and servicing of finance			—
Interest received	—	—	65.0	—	65.0
Interest paid	—	(6.4)	(240.6)	—	(247.0)
Finance lease interest paid	—	—	(0.1)	—	(0.1)
Preference dividends paid	(0.1)	—	—	—	(0.1)

	(0.1)	(6.4)	(175.7)	—	(182.2)

Taxation
Irish corporation tax paid	—	—	(11.7)	—	(11.7)
Overseas tax paid	—	—	(128.3)	—	(128.3)

	—	—	(140.0)	—	(140.0)

Capital expenditure
Purchase of property, plant and equipment	—	—	(429.5)	—	(429.5)
Less new finance leases	—	—	3.9	—	3.9

	—	—	(425.6)	—	(425.6)
Proceeds from sale of investments and property, plant and equipment	—	—	41.4	—	41.4

	—	—	(384.2)	—	(384.2)

Acquisitions and disposals
Acquisition of subsidiary undertakings	—	(25.1)	(1,523.5)	—	(1,548.6)
Advances (to)/from subsidiary and parent undertakings	(400.0)	(785.6)	1,185.6	—	—
Deferred acquisition consideration	—	—	(61.9)	—	(61.9)
Investment in and advances to joint ventures	—	—	(6.7)	—	(6.7)

	(400.0)	(810.7)	(406.5)	—	(1,617.2)

Dividends paid	(63.6)	—	(104.6)	104.1	(64.1)

Cash outflow before use of liquid resources and financing	(349.2)	(796.3)	(65.9)	—	(1,211.4)
Cash (outflow)/inflow from management of liquid resources	(10.2)	27.9	(194.5)	—	(176.8)
Financing
Issue of shares	366.8	—	—	—	366.8
Increase in term debt	—	467.5	662.2	—	1,129.7
Capital element of finance leases repaid	—	—	(0.8)	—	(0.8)
Expenses paid in respect of share issues	(7.4)	—	—	—	(7.4)

	359.4	467.5	661.4	—	1,488.3

(Decrease)/increase in cash and demand debt	—	(300.9)	401.0	—	100.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATIONS TO U.S. GAAP

	Year ended December 31, 2002
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)

Effect on net income:

Net income as reported in the Condensed Consolidated Statements of Income	623.3	22.2	628.3	(650.5)	623.3

U.S. GAAP adjustments:
Loss on derivative instruments	11.5	—	11.5	(11.5)	11.5
Stock based employee compensation	19.4	0.9	18.5	(19.4)	19.4
Goodwill amortization	41.4	—	41.4	(41.4)	41.4
Adjustments due to elimination of revaluation surplus
—Depreciation	0.4	—	0.4	(0.4)	0.4
Pensions	15.5	—	15.5	(15.5)	15.5
Amortization of issue expenses	(0.4)	—	(0.4)	0.4	(0.4)
Deferred taxation and mineral reserves			—		—
—Temporary differences	3.5	—	3.5	(3.5)	3.5
—Amortization of uplift in mineral reserves	(9.2)	—	(9.2)	9.2	(9.2)

Net income attributable to ordinary shareholders under U.S. GAAP	705.4	23.1	709.5	(732.6)	705.4

	Year ended December 31, 2001

Net income as reported in the Condensed Consolidated Statements of Income	582.0	28.3	584.2	(612.5)	582.0

U.S. GAAP adjustments:
Cumulative adjustment on adoption of SFAS 133	(16.9)	—	(16.9)	16.9	(16.9)
Loss on derivative instruments	(8.2)	—	(8.2)	8.2	(8.2)
Stock based employee compensation	(19.6)	(1.2)	(18.4)	19.6	(19.6)
Goodwill amortization	(8.3)	—	(8.3)	8.3	(8.3)
Adjustment due to gain on sale—primarily Vebofoam	0.8	—	0.8	(0.8)	0.8
Adjustments due to elimination of revaluation surplus
—Depreciation	0.4	—	0.4	(0.4)	0.4
—Gains on sale	0.8	—	0.8	(0.8)	0.8
Pensions	22.1	—	22.1	(22.1)	22.1
Amortization of issue expenses	0.1	—	0.1	(0.1)	0.1
Deferred taxation and mineral reserves
—Temporary differences	6.3	—	6.3	(6.3)	6.3
—Amortization of uplift in mineral reserves	(8.8)	—	(8.8)	8.8	(8.8)

Net income attributable to ordinary shareholders under U.S. GAAP	550.7	27.1	554.1	(581.2)	550.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATIONS TO U.S. GAAP

	Year ended December 31, 2000
	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)

Effect on net income:

Net income as reported in the Condensed Consolidated Statements of Income	498.3	38.1	526.9	(565.0)	498.3

U.S. GAAP adjustments:
Stock based employee compensation	(6.2)	(0.4)	(5.8)	6.2	(6.2)
Goodwill amortization	(12.3)	—	(12.3)	12.3	(12.3)
Adjustments due to elimination of revaluation surplus
—Depreciation	0.4	—	0.4	(0.4)	0.4
Pensions	26.4	—	26.4	(26.4)	26.4
Amortization of issue expenses	0.9	—	0.9	(0.9)	0.9
Deferred taxation and mineral reserves
—Temporary differences	1.6	—	1.6	(1.6)	1.6
—Amortization of uplift in mineral reserves	(5.4)	—	(5.4)	5.4	(5.4)

Net income attributable to ordinary shareholders under U.S. GAAP	503.7	37.7	532.7	(570.4)	503.7

Cumulative effect on shareholder’s equity as at December 31, 2002

Shareholders’ equity as reported in the Consolidated Balance Sheets	4,783.6	1,662.4	4,211.6	(5,909.7)	4,747.9

U.S. GAAP adjustments:
Hedging instruments—fair value adjustments	(2.0)	—	(2.0)	2.0	(2.0)
Goodwill	352.6	—	352.6	(352.6)	352.6
Elimination of revaluation surplus	(28.9)	—	(28.9)	28.9	(28.9)
Deferred taxation and mineral reserves
—Temporary differences	(309.7)	—	(309.7)	309.7	(309.7)
—Unamortized cumulative uplift in mineral reserves	278.2	—	278.2	(278.2)	278.2
Pensions	129.4	—	129.4	(129.4)	129.4
Debt issue expenses prepaid	2.3	—	2.3	(2.3)	2.3
Proposed dividends	94.2	—	94.2	(94.2)	94.2
Other investments	8.3	—	8.3	(8.3)	8.3

Shareholders’ equity under U.S. GAAP	5,308.0	1,662.4	4,736.0	(6,434.1)	5,272.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATIONS TO U.S. GAAP

	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Cumulative effect on shareholder’s equity as at December 31, 2001

Shareholders’ equity as reported in the Consolidated Balance Sheets	4,771.1	1,935.1	3,834.9	(5,805.7)	4,735.4

U.S. GAAP adjustments:
Hedging instruments—fair value adjustments	(11.7)	—	(11.7)	11.7	(11.7)
Goodwill	348.9	—	348.9	(348.9)	348.9
Elimination of revaluation surplus	(29.7)	—	(29.7)	29.7	(29.7)
Deferred taxation and mineral reserves
—Temporary differences	(375.1)	—	(375.1)	375.1	(375.1)
—Unamortized cumulative uplift in mineral reserves	338.1	—	338.1	(338.1)	338.1
Pensions	144.3	—	144.3	(144.3)	144.3
Debt issue expenses prepaid	3.2	—	3.2	(3.2)	3.2
Proposed dividends	84.7	—	84.7	(84.7)	84.7
Other investments	7.0	—	7.0	(7.0)	7.0

Shareholders’ equity under U.S. GAAP	5,280.8	1,935.1	4,344.6	(6,315.4)	5,245.1

SCHEDULE II

CRH plc AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Translation Adjustment	Balance at end of period
			(a)	(b)
	(€m)
2002

Doubtful debts	91.5	27.2	(2.5)	(28.7)	(10.6)	76.9

2001

Doubtful debts	81.7	32.8	(2.1)	(22.4)	1.5	91.5

2000

Doubtful debts	74.4	16.8	(2.9)	(10.0)	3.4	81.7

(a)	Amounts recovered during the year.
(b)	Amounts written off.

S-1