Form 20-F
period 2003-12-31
CRH PUBLIC LTD CO
filed 2004-06-04
CIK 849395

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

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

Ordinary Shares of €0.32 each	527,482,253
Income Shares of €0.02 each*	527,482,253
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

*	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

INTRODUCTION

Forward-Looking Statements

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, among other statements, certain statements in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends”, in particular under “Outlook 2004—Americas Materials”, “Outlook 2004—Europe Materials”, “Outlook 2004—Americas Product & Distribution”, “Outlook 2004—Europe Products & Distribution” and “Trend Information—2004” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends and statements in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information – Risk Factors” and in “Item 5—Operating and Financial Review and Prospects”.

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

The selected consolidated financial data for the five years ended December 31, 2003, have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report.

CRH’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which are consistent with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) but which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). A summary of the significant differences between Irish GAAP and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity, is set forth in Note 32 of Notes to Consolidated Financial Statements.

CONSOLIDATED INCOME STATEMENT DATA

	Year ended December 31
	2003 (a)	2003	2002	2001	2000	1999 (e)
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions, except per share data and ratios)
Amounts in accordance with Irish GAAP
Net sales, including share of joint ventures	13,305.7	11,079.8	10,794.1	10,443.5	8,869.8	6,733.8
Operating income, excluding goodwill amortization (b)	1,254.6	1,044.7	1,048.1	1,020.1	918.5	676.0
Income before interest expense, including share of joint ventures and associates	1,179.5	982.2	994.2	976.2	887.6	727.6
Income before tax and equity minority shareholders’ interest	1,037.8	864.2	855.7	802.9	696.7	634.9
Taxes on income	261.3	217.6	226.8	217.0	193.7	177.7
Net income attributable to ordinary shareholders	769.3	640.6	623.3	582.0	498.3	454.0
Operating income as a percentage of net sales	9.4%	9.4%	9.7%	9.8%	10.4%	10.0%
Net income per Ordinary Share (c)	146.4c	121.9c	119.2c	115.3c	113.8c	106.0c
Diluted net income per Ordinary Share (c)	144.8c	120.6c	118.6c	114.3c	112.0c	104.6c
Dividends per Ordinary Share outstanding (c)	33.74c	28.10c	25.40c	23.00c	20.77c	18.22c
Average number of Ordinary Shares outstanding (c)	525.7	525.7	522.8	504.7	437.9	428.3
Ratio of earnings to fixed charges (times) (d)	5.2	5.2	4.6	3.8	3.3	4.9

Amounts in accordance with U.S. GAAP
Net sales, including share of joint ventures	13,305.7	11,079.8	10,794.1	10,443.5	8,869.8	6,733.8
Operating income, excluding goodwill amortization	1,176.4	979.6	1,055.8	1,005.9	934.6	661.1
Net income attributable to ordinary shareholders	760.9	633.6	705.4	550.7	503.7	457.5
Net income per Ordinary Share (c)	144.8c	120.6c	134.9c	109.1c	115.0c	106.8c
Diluted net income per Ordinary Share (c)	143.3c	119.3c	134.2c	108.1c	113.2c	105.4c
Dividends per Ordinary Share outstanding (c)	31.43c	26.17c	23.68c	21.42c	18.95c	16.35c
Average number of Ordinary Shares outstanding (c)	525.7	525.7	522.8	504.7	437.9	428.3
Ratio of earnings to fixed charges (times) (d)	5.3	5.3	5.0	3.7	3.4	4.9

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.2009 (the dividend rate at May 21, 2004).
(b)	Operating income, excluding goodwill amortization is shown before gain on sale of property, plant and equipment, net interest expense and taxes on income.
(c)	Net income per Ordinary Share, diluted net income per Ordinary Share, dividends per Ordinary Share and number of shares have been adjusted for the years 1999 and 2000 for the bonus element of the March 2001 Rights Issue. The 1999 and 2000 net income per Ordinary share figures are calculated by applying the factor 1.0978 to the average number of shares reported in 1999 and 2000 in order to adjust for the bonus element of the Rights Issue.
(d)	The ratio of earnings to fixed charges of CRH plc was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; and distributed income of equity investees. The fixed charges were calculated by adding interest expense; discounts and expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries. The ratio for 1999 has been calculated including the effect of exceptional items, which resulted in a net gain of €64.2 million in accordance with Irish GAAP and €91.4 million in accordance with U.S. GAAP. Excluding this effect, the ratio of earnings to fixed charges in 1999 would have been 4.5 times in accordance with Irish GAAP and 4.3 times in accordance with U.S. GAAP. The reduction in the ratio of earnings to fixed charges from 1999 to 2000 reflects the exceptional net gain of €64.2 million, which arose in 1999, and the impact of CRH’s continuing acquisition expenditures.
(e)	In 1999, businesses disposed of accounted for €251.9 million in net sales and €91 million of income before interest expense, including share of joint ventures. The €91 million income before interest expense included a €79.5 million gain on sale of Keyline Builders Merchants.

CONSOLIDATED BALANCE SHEET DATA

	As at December 31
	2003 (a)	2003	2002	2001	2000	1999
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions, except debt ratio)
Amounts in accordance with Irish GAAP
Intangible assets—goodwill	1,770.7	1,474.5	1,154.1	1,153.5	954.6	629.2
Property, plant and equipment	6,179.1	5,145.4	5,004.4	5,150.5	4,550.9	3,225.8
Investments	418.8	348.7	274.8	315.8	104.0	66.6
Net current assets (b)	1,340.4	1,116.2	1,078.4	1,039.8	915.1	607.9
Net assets	5,823.8	4,849.5	4,858.8	4,870.5	3,110.8	2,238.7
Total assets	13,288.4	11,065.4	10,555.9	10,778.2	9,410.1	6,638.6
Long term debt	3,717.7	3,095.8	3,010.3	2,853.5	2,910.2	2,381.5
Net debt (c)	2,771.8	2,308.1	1,709.9	1,893.7	2,619.8	1,669.3
Ordinary shareholders’ equity	5,713.5	4,757.7	4,746.7	4,734.2	3,073.9	2,200.5
Debt ratio (d)	48.5%	48.5%	6.0%	40.0%	85.2%	75.9%
Capital stock	215.3	179.3	178.2	177.3	140.9	133.1
Number of Ordinary Shares at December 31 (e)	527.5	527.5	524.2	521.4	455.0	429.8

Amounts in accordance with U.S. GAAP
Net assets	6,446.8	5,368.3	5,383.2	5,380.2	3,601.6	2,690.6
Total assets	14,174.3	11,803.1	11,344.1	11,405.7	9,865.7	7,062.2
Ordinary shareholders’ equity	6,336.5	5,276.5	5,271.1	5,243.9	3,564.7	2,652.4
Capital stock	215.3	179.3	178.2	177.3	140.9	133.1

OTHER DATA

	Year ended December 31,
	2003 (a)	2003	2002	2001	2000	1999
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions)
Expenditure on acquisitions and investments	1,939.8	1,615.3	991.8	1,080.1	1,605.1	1,420.7
Expenditure on property, plant and equipment	482.8	402.0	367.4	452.3	429.5	360.1

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.2009 (the dividend rate at May 21, 2004).
(b)	Net current assets comprise accounts receivable, prepayments and inventories less accounts payable and accrued liabilities.
(c)	Net debt is calculated as the sum of long-term debt and bank loans and overdrafts, less cash.
(d)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.
(e)	Net income per Ordinary Share, diluted net income per Ordinary Share, dividends per Ordinary Share and number of shares have been adjusted for the years 1999 and 2000 for the bonus element of the March 2001 Rights Issue (see note (c) on page 3).

Exchange Rates

In this Annual Report on Form 20-F (“Form 20-F”), references to “U.S.$”, “U.S. dollars” or “U.S. cents” are to United States dollars, references to “euro”, “euro cent” or “€” are to the euro and “U.K.£” or “pounds sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”) and Argentine Peso (“ARP”).

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of euro into U.S. dollars have been made at €1 equal to U.S. $1.2597, the noon buying rate in New York City for cable transfers in euro on December 31, 2003 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On May 21, 2004, the Noon Buying Rate was €1 = U.S.$1.2009.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period Noon Buying Rates in U.S. dollars per €1 (to the nearest cent).

Years ended December 31	Period End	Average Rate*	High	Low
1999	1.01	1.07	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.07
2004 (through May 21, 2004)	1.20	1.23	1.29	1.18

Month
December 2003	1.26	1.23	1.26	1.20
January 2004	1.25	1.26	1.29	1.24
February 2004	1.24	1.26	1.28	1.24
March 2004	1.23	1.23	1.24	1.21
April 2004	1.20	1.20	1.24	1.18
May 2004 (through May 21, 2004)	1.20	1.20	1.22	1.18

*	The average of the Noon Buying Rates on the last day of each month during the period or in the case of monthly averages, the average of all days in the month.

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

Dividends

The following table sets forth the amounts of interim, final and total dividends paid per Ordinary Share in respect of each fiscal year indicated. Each amount represents the actual dividend paid or payable and does not include the associated tax credits related to such payment.

Solely for convenience of the reader, these dividends have been translated into U.S. cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) at the rate on each of the respective payment dates. Prior to August 24, 1998, each ADS represented five Ordinary Shares.

Years ended December 31				Translated into U.S. cents per ADS (a)
	Interim	Final	Total	Interim	Final	Total
1999	5.37	12.85	18.22	5.74	12.29	18.03
2000	6.10	14.67	20.77	5.26	13.79	19.05
2001	6.75	16.25	23.00	6.03	14.80	20.83
2002	7.43	17.97	25.40	7.53	18.84	26.37
2003	8.20	19.90	28.10	9.43	25.07	34.50

(a)	Dividend amounts for 1999 and 2000 have been adjusted for the bonus element of the March 2001 Rights Issue.

See also “Item 8—Financial Information—Dividends”.

Risk Factors

This section describes the material risks that could affect the Group’s business. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction—Forward-Looking Statements”.

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

Group financial performance is closely tied to the performance of the housing, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by a series of factors that are beyond Group control, including:

•	the performance of national economies in the 23 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates; for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•	the allocation of government funding for public infrastructure programs, such as the development of highways in the United States under the Transportation Equity Act for the 21st Century (TEA-21) and its successor, and the National Development Plan in Ireland;

•	the level of demand for construction materials and services; and

•	the price of fuel and principal raw materials such as bitumen.

The onset of a cycle of reduced economic growth in the countries in which CRH has significant operations or the implementation of unfavorable governmental policies could adversely affect Group revenues and operating margins.

CRH has significant operations in the United States and Europe and a possible deterioration of macro-economic conditions in these regions could have a material negative impact on Group operating results. Moreover, a U.S. or an EU economic slowdown may have negative implications for the economies of other markets in which CRH operates. In particular, fiscal 2003 is the final year of the TEA-21 highway funding program, which has been extended into 2004, while negotiation continues between the U.S. Congress and the Administration on a proposed new six-year plan. To the extent government funding through governmental infrastructure programs is decreased or terminated as a result of such macroeconomic developments, Group revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programs.

CRH pursues a strategy of growth through acquisitions. CRH may not be able to continue to grow as contemplated in its business plan if CRH is unable to identify attractive targets, complete the acquisition transactions and integrate the operations of the acquired businesses.

A key element of the Group’s growth strategy is to continue its acquisition strategy mainly through value-adding mid-sized deals and occasionally with larger strategic acquisitions. This strategy depends on the ability to identify and acquire suitable assets at acceptable prices. CRH may not be able to identify suitable companies and, even if identified, may not be able to acquire them. At the same time, the Group’s competitors also strive to expand through acquisition and may bid for companies that CRH view as potential acquisition targets. In addition, acquisitions may require the assimilation of new operations, products, services and personnel and may cause dissipation of Group management resources, as management may have to divert attention from day-to-day business operations to focus on addressing such issues. The Group’s ability to realize the expected benefits from future acquisitions depends, in large part, on its ability to integrate the new operations with existing operations in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its business and, accordingly, may be deprived of the expected benefits of the acquisitions.

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

CRH continually faces competition in the markets in which Group companies operate. The competitive environment in which the Group operates can be significantly affected by local factors, such as the number of competitors, production capacity, economic conditions and product demand in the local market. In several markets, downward pricing pressures are experienced from time to time as a result of competitive pressures and the Group is not always able to quickly recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices.

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

CRH is subject to stringent environmental and health and safety laws, regulations and standards which could result in costs related to compliance and remediation efforts that may adversely affect Group results of operations and financial condition.

CRH is subject to a broad and increasingly stringent range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which CRH operates. This results in significant compliance costs and could expose the Group to legal liability. The laws, regulations and standards relate to, among other things, air and noise emissions, wastewater discharges, avoidance of soil and groundwater contamination, the use and handling of hazardous materials and waste disposal practices.

Environmental and health and safety laws, regulations and standards also may expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies very strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, some soil and groundwater contamination has occurred in the past at a limited number of sites, although to date the remediation costs have not been material to CRH. Such contamination might occur or be discovered at other sites in the future. Consistent with the past practice of its business, CRH continues to monitor or remediate soil and groundwater contamination at certain of these sites. Despite CRH’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

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

CRH may be adversely affected by governmental regulations.

CRH is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labor and employment practices, competition and other matters.

CRH expects that its employees comply with a code of conduct that involves best practice in relation to these matters but cannot guarantee that its operating units will at all times be successful in complying with all regulatory requirements and demands of regulatory agencies. Changes in such statutes, regulations or laws or in the way they are interpreted and/or enforced by regulatory agencies, or failure to comply with them, could increase CRH’s costs and could expose the Group to legal liability or prevent or restrict some of the Group’s operations.

Because many of the Group’s subsidiaries operate in a currency other than the euro, adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

The Group’s financial statements are prepared exclusively in euro. However, a significant portion of Group revenues and expenses originates in currencies other than the euro, primarily in U.S. dollars, pounds sterling, Swiss francs and Polish zloties. For the year ended December 31, 2003, approximately 64% of Group shareholders’ funds were denominated in currencies other than the euro, predominantly the U.S. dollar (50%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro, may impact the Group’s reported results. It is the

Group’s policy to partially hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s financial statements for the year ended December 31, 2003 see “Item 5—Operating and Financial Review and Prospects”.

Economic, political and local business risks associated with international sales and operations could adversely affect CRH’s business.

CRH operates mainly in North America and the EU as well as, to a lesser degree, in developing markets in South America and Eastern Europe. The economies of these countries are at different stages of socio-economic development. Consequently, CRH’s future results could be harmed by a variety of factors, including:

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

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Acquisitions in recent years have generated substantial goodwill. Additional goodwill may arise as a result of further acquisitions. CRH’s current policy under Irish GAAP is to amortize goodwill accumulated since January 1, 1998 over 20 years (see statement of accounting policies on page F-16 and also Note 32 (iv) on page F-54). However, under U.S. GAAP Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001, goodwill and indefinite-lived intangible assets are no longer amortized but are subject to annual impairment tests in accordance with the Statement. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2002 and 2003 impairment tests indicated that no impairment had occurred.

CRH expects that its current level of goodwill will result in a goodwill amortization charge in 2004 of approximately €95 million under Irish GAAP. Goodwill does not affect cash flow. However, a full write-down of goodwill at December 31, 2003 would have resulted in a charge to income and reduction in equity of €1,706.2 million under U.S. GAAP and €1,474.5 million under Irish GAAP.

CRH has incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH’s business activities.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition program. As of December 31, 2003, CRH had outstanding net indebtedness of €2,308.1 million. A significant portion of CRH’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments.

CRH has entered into certain financing agreements containing restrictive covenants, which could limit its operating and financial flexibility. Such covenants require CRH to maintain a certain interest coverage ratio, a certain ratio of current assets to current liabilities, a minimum net worth and place limits on the ratio of net debt to net worth as well as imposing various conditions for significant disposals of assets. These restrictions could limit CRH’s flexibility in planning for, and reacting to, competitive pressures and changes in its business, industry and general economic conditions and limit its ability to make strategic acquisitions and capitalize on business opportunities.

CRH does not have a controlling interest in certain of the businesses in which it has invested and in the future may invest in businesses in which there will not be a controlling interest. In addition, CRH is subject to restrictions due to minority interests in certain of its subsidiaries.

CRH has a significant but not controlling interest in certain operations. Some important decisions such as the approval of business plans and decisions as to the timing and amount of cash distributions may require the consent of CRH’s partners or may be approved without CRH’s consent. These limitations could make it difficult for CRH to pursue corporate objectives in the future.

CRH conducts its business through subsidiary companies. In some cases, minority shareholders hold significant interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with CRH. The presence of minority interests may, among other things, impede CRH’s ability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is one of the top three companies, based on market capitalization, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and on The NASDAQ National Market in the United States. The market capitalization of CRH as of December 31, 2003 was €8.6 billion.

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

The Company is incorporated in the Republic of Ireland. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: 353-1-404 1000). The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates.

From the Group headquarters, a small team of executives exercises strategic control over decentralized operations in the Republic of Ireland, Britain & Northern Ireland, Mainland Europe and the Americas. The Group employs a total of approximately 54,000 people worldwide.

For Irish GAAP reporting purposes, the Group’s activities fall into three reporting business segments: Materials, Products and Distribution. The activities of the various segments are briefly described as follows:

•	Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

•	Products businesses are involved in the production of concrete products and a range of construction related products and services.

•	Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and of materials for the DIY market.

Share of net sales and operating income	Net sales	Operating income	Net sales	Operating income	Net sales	Operating income
	2003	2003	2002	2002	2001	2001
Materials	43%	54%	46%	57%	48%	61%
Products	35%	34%	34%	34%	34%	33%
Distribution	22%	12%	20%	9%	18%	6%

Total	100%	100%	100%	100%	100%	100%

Note 32 of Notes to Consolidated Financial Statements (pages F-73 to F-75) shows for CRH’s last three fiscal years the segmental disclosures required under U.S. GAAP.

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

The Group has joint venture and associate investments in distribution operations in the Netherlands, France and Portugal, in insulation in Germany and Belgium, in readymixed concrete, masonry products, blast mitigation window systems, aggregates and asphalt in the U.S., in commercial explosives, continuous rooflights and glass constructions in Ireland, in concrete paving products, readymixed concrete and aggregates in the Netherlands and in cement manufacture in Israel.

Geographic and Product Spread

	North America	Republic of Ireland	Britain and Northern Ireland	Mainland Europe	Developing Regions- Argentina, Chile, Poland, Russia, Ukraine	Americas Materials	Americas Products & Distribution (including Argentina and Chile)	Europe Materials	Europe Products & Distri- bution	Total
	Number of operations					Annualized volumes
Materials											Unit of production
Cement		2		7	3			11.0		11.0	million tons
Aggregates	338	71	12	168	18	123.8		65.7		189.5	million tons
Asphalt & surfacing	286	22	7	7	5	34.2		3.2		37.4	million tons
Readymixed concrete	166	58	14	144	25	5.1		8.7		13.8	million cubic meters
Agricultural & chemical lime		22		1	4			1.5		1.5	million tons

Products
Precast concrete products	67	2		55	4		2.1		2.4	4.5	million tons
Sand lime elements & bricks				3					1.1	1.1	million tons
Other concrete products	122	35	19	87	16		9.3	4.6	9.1	23.0	million tons
Clay bricks, pavers & tiles	11	1	32	12	6		1.4	0.2	2.6	4.2	million tons
Insulation products		3	4	20	3				4.8	4.8	million cubic meters
Security gates & fencing			10	22	1				2.1	2.1	million lineal meters
Glass fabrication & rooflights	42	1	1	9	2		12.5		1.0	13.5	million square meters

Distribution							Store Numbers

DIY stores				146					146	146	stores
Builders merchants	123			163	10		123		173	296	branches

*	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Strategy

A proven development strategy

CRH was founded in 1970 following the merger of two major Irish companies, Cement Limited and Roadstone, Limited. Shortly afterwards, the Board set a clear strategy for the development of the Group which is followed to the present day. This strategy involves:

•	sticking to core businesses in building materials and building regional market leadership positions

•	reinvesting in existing assets and people to be the low cost market leader

•	gaining exposure to new development opportunities which create horizons for further growth

•	paying fair prices through negotiated deals that meet the sellers’ total needs

•	implementation by 14 devolved development teams reporting to regional and product group managers

•	a rigorous approach to the evaluation, approval and subsequent performance review of all projects

A focus on measured performance

CRH has twin imperatives—to perform and to grow. Throughout the Group, businesses are required to deliver performance by achieving a targeted return on capital employed thereby earning the right to grow:

•	key performance metrics are understood and consistently applied across the Group

•	financial control is exercised through a rigorous annual budgeting process and timely monthly reporting

•	monthly results are vetted by divisional management and critically reviewed at Group headquarters

•	full year performance is regularly re-forecast under prudent accounting policies

•	best practice initiatives in production, distribution and administration are benchmarked against quantified targets

Growth is achieved:

•	through investing in new capacity

•	developing new products and markets

•	by acquiring and growing mid-sized companies, augmented from time to time with larger deals

An experienced management team

CRH has a highly experienced management team and the development of talented successors is a priority of all managers. Regular formal reviews of management development strategy are carried out by each Division with guidance and support provided by the Group Human Resources function.

Managers come from three very different streams comprising:

•	internally developed operating managers who now have room to grow

•	highly qualified finance and development professionals, business builders with vision

•	owner-entrepreneurs who have joined with their companies and question the status quo

This provides a healthy mix and depth of skills and a wealth of experience at senior level with many managers having managed through previous economic cycles.

A remuneration policy that rewards performance

CRH’s market-driven approach is central to attracting, retaining and motivating exceptional managers. Performance-related rewards are based on measured targets for the creation of shareholder value.

•	there is a potential for a high proportion of compensation to be variable

•	share options are granted to key managers to encourage identification with shareholders’ long-term interests

•	employee share participation and savings-related share option schemes create a community of interest among different regions and nationalities

A responsible neighbor and employer

CRH is committed to managing its businesses in a fair and ethical manner. We are conscious of our responsibilities as a neighbor and employer and key objectives throughout the Group are to:

•	conduct business with integrity as socially and environmentally responsible neighbors

•	contribute to the enrichment of the local communities in which we operate

•	provide a safe and healthy workplace for employees

•	drive safety improvement programs by regular meetings of Safety Best Practice groups

•	benchmark the results of safety initiatives against the highest international standards

There is a clear code of conduct for Board and all managers.

A balanced business

Regional and product balance

CRH manages the effect of varying economic conditions by a balance in its geographic presence and between primary materials and building products.

	Net sales	Operating income	Net sales	Operating income	Net sales	Operating income
	2003	2003	2002	2002	2001	2001
Americas Materials	25%	28%	29%	32%	30%	34%
Americas Products & Distribution	29%	26%	30%	28%	31%	28%
Europe Materials	18%	26%	18%	25%	18%	27%
Europe Products & Distribution	28%	20%	23%	15%	21%	11%

Total	100%	100%	100%	100%	100%	100%

Sectoral balance

Within each geographic region, CRH seeks to reduce the effects of varying demand levels across building and construction sectors by maintaining a balanced portfolio of products.

Product end-use	2003	2002	2001
Residential	40%	40%	37%
Non-residential	30%	30%	31%
Infrastructure	30%	30%	32%

Total	100%	100%	100%

Product end-use	2003	2002	2001
New Construction	55%	55%	54%
Repair, Maintenance & Improvement (“RMI”)	45%	45%	46%

Total	100%	100%	100%

•	Residential—construction and repair, maintenance and improvement of homes.
•	Non-residential—primarily construction of industrial, retail and office buildings.
•	Infrastructure—primarily construction and repair of roads and products for use in telecommunication, energy and water facilities.

General Development of the Business

In the early and mid-1970s, over 85% of CRH’s income was earned in the Republic of Ireland. The Group’s overseas interests during this period comprised Forticrete Limited, a small Liverpool-based (England) concrete products company and Van Neerbos Beheer bv, a Dutch-based builders merchant with a small manufacturing division and one DIY store. A strategic decision was taken in 1977 to invest in familiar business sectors overseas and to develop the existing overseas operations with a view to spreading risks and opportunities more broadly. Between 1978 and May 2004, approximately €9.5 billion has been spent by the Group in acquiring and investing in 466 companies, and the Group now has operations at almost 2,000 locations in 23 countries. The major acquisitions and investments made by the Group during the three years ended December 31, 2003, 2002 and 2001 are listed below.

Company acquired (€ million)	2003	2002	2001
Mount Hope Rock Products			174.9
Hallett Materials and Des Moines Asphalt			91.3
Mashav investment (25%)			162.8
The EHL Group		154.5
Certain assets of U.S. Aggregates in Idaho, Utah and Alabama		128.5
Anchor Concrete Products		75.4
Cementbouw Handel & Industrie	717.0
S.E Johnson	202.2
Other 2003, 2002 and 2001 acquisitions/investments	696.1	633.4	651.1

Gross cost of acquisitions and investments	1,615.3	991.8	1,080.1

On June 3 2004, CRH acquired a 49% stake in Secil, a major Portuguese manufacturer of cement and readymixed concrete. Based on an agreed enterprise value, including debt, of €900 million for 100% of the business, goodwill of €45 million arises on CRH’s investment.

Business Overview

Contributions to Sales and Income before Interest Expense

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution, and two in The Americas: Materials in the United States and Products & Distribution in the United States, Canada, Chile and Argentina. These four divisions are comprised of a total of seven reportable segments (within the meaning of SFAS 131; see Segmental Analysis—Information required by SFAS 131 on pages F-73 to F-75) as set out below:

Division	Reportable Segments
Americas Materials	Materials
Americas Products & Distribution	Products Distribution
Europe Materials	Republic of Ireland Other
Europe Products & Distribution	Products Distribution

The percentage of Group sales and operating income for each of the four Divisions for 2003, 2002 and 2001 is shown in the table on page 14. Note 2 of Notes to Consolidated Financial Statements shows the information required under Irish GAAP for CRH’s last three fiscal years (a) a geographical analysis of total net sales and operating income before interest expense by market, and (b) total net sales and operating income before interest expense attributable to the three main classes of business, together with certain additional information relating to each class of business and geographical area.

Note 32 of Notes to Consolidated Financial Statements (pages F-73 to F-75) shows for CRH’s last three fiscal years the segmental disclosures required by U.S. GAAP for the seven reportable segments shown above.

Business Operations in Americas Materials

The Americas Materials Division is organized into four principal regional groups with operations in New England; New York and New Jersey; in the West from Washington on the Pacific coast across to Iowa and down to New Mexico and in the Central region encompassing operations in Michigan, Ohio, West Virginia, Pennsylvania, Delaware and Alabama. The Division employs 13,100 people at over 600 locations.

Products and services	Location	Annualized volumes
Aggregates	U.S.	123.8 million tons
Asphalt	U.S.	34.2 million tons
Readymixed concrete	U.S.	5.1 million cubic meters

Product end-use
Residential	15%
Non-residential	20%
Infrastructure	65%

Total	100%

Product end-use
New Construction	30%
Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of approximately 2.5 billion tons based on 2003 production.

The Division is broadly self-sufficient in aggregates and its principal purchased raw materials are liquid asphalt and cement used in the manufacturing of asphalt and readymixed concrete respectively. These raw materials are available from a number of suppliers. There is a continued focus on improving bitumen and energy purchasing and the substitution of recycled oil for natural gas in asphalt manufacturing.

Federal, state and local government authority road and infrastructural projects awarded by public bid represent a significant proportion of work carried out by the Division. The Division also has a broad commercial base, supplying stone, readymixed concrete and asphalt for industrial, office, shopping mall and private residential development and refurbishment.

Development strategy

Continue to improve on our excellent environmental and safety records and grow our existing strong market positions while looking for new growth regions in the Americas.

New England

•	Further vertical integration of operations in New Hampshire, Maine and Vermont

•	Consider broadening of product range

New York/New Jersey

•	Expansion through bolt-on acquisitions to our businesses in New York City metro/New Jersey market

•	Expand the upstate New York businesses

Central

•	Continued vertical integration of operations in Michigan, Ohio and West Virginia through selective materials acquisitions

•	Seek add-on acquisitions and greenfield opportunities to our strong positions in Pennsylvania and Delaware

West

•	Continue to consolidate our vertically integrated positions in the mountain regions with selective add-on acquisitions

•	Develop new opportunities in the Northwest, Iowa and the upper Midwest

Business Operations in Americas Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a growing presence in Canada and South America. This Division is comprised of two reportable segments, Products and Distribution.

Products

This segment comprises four groups: Architectural Products, Precast and Glass, each with local and national market positions in North America, and South America where CRH is a major producer of clay products in Argentina and has glass tempering operations in Argentina and Chile. The Products segment employs approximately 13,900 people in over 280 locations.

Products and services	Location	Annualized volumes
Precast concrete products	Canada, U.S.	2.1 million tons
Prepackaged concrete mixes	U.S.	1.8 million tons
Concrete masonry, pavers, rooftiles	Canada, U.S.	7.5 million tons
Clay bricks, pavers, tiles	Argentina, U.S.	1.4 million tons
Glass fabrication	Argentina, Canada, Chile, U.S.	12.5 million square meters

Product end-use
Residential	41%
Non-residential	41%
Infrastructure	18%

Total	100%

Product end-use
New Construction	64%
Repair, Maintenance & Improvement (“RMI”)	36%

Total	100%

Architectural Products group (“APG”).    APG, which is a large North American producer of concrete block, masonry, hardscape products, prepackaged concrete mixes and lightweight aggregates, services the U.S. and eastern Canada from 178 locations in 34 states and two Canadian provinces.

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

Patio and paving products are marketed under the Oldcastle™ and Durascape® brand to major DIY and homecenter chains across the United States. Cementitious dry-mixes, marketed under the Sakrete® brand and lightweight aggregate are also important product lines. Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

APG also includes Glen-Gery Corporation, a clay brick producer with an annual capacity of over 500 million bricks, operating 10 brick plants located primarily in the northeast and midwest regions of the United States.

Precast group.    The Precast group produces precast, prestressed and polymer concrete and concrete pipe in the U.S. and Canada with 67 production plants in 23 states and eastern Canada.

The most significant individual precast concrete product is the underground vault sold principally to utility companies such as electrical and telephone utilities. The Precast group is also a supplier of precast concrete enclosures to all four Regional Bell Operating Companies in the United States. Other important precast items include drainage products such as manholes, inlets and catch basins, and street and highway products such as median barriers and sound walls. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product.

In the northeast, the Building Systems division plants manufacture and install prestressed concrete plank and other products. These products are used mainly in structures such as hotels, apartments, prisons, parking garages and bridges.

Concrete pipe is used for storm and sanitary sewer applications, which are largely local government projects. Competing materials include corrugated steel pipe and high-density polyethylene pipe in storm sewer applications and plastic pipe in sanitary sewer applications.

Glass group.    The Glass group is a producer of monolithic tempered glass, double-glazed units for commercial and residential applications, laminated glass, entrance and glass-wall systems and silk-screened and spandrel glass. The group delivers to 48 of the top 50 MSA’s (Metropolitan Statistical Areas) in the U.S. and four Canadian provinces. It has 42 locations in 20 states and four Canadian provinces.

Tempered glass is a building product with major applications in the RMI construction sector, and has a growing range of specialty uses in furniture, appliances, marine windows and in a wide range of architectural applications. The product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colors and qualities. In 2003, the Glass group produced 11.8 million square meters of glass products.

The Glass group’s major customers are glazing contractors, manufacturers of shower/bath enclosures, window and door manufacturers and glass distributors. The major raw material, annealed glass, is purchased from a number of major glass producers. The Glass Group has a strong focus on operational best practices and continuous cost control to minimize the impact of raw material increases.

South America.    CRH’s subsidiary in Argentina, Canteras Cerro Negro (“CCN”) is a producer of clay roof, wall and floor tiles, and services the Argentine market from two state-of-the-art production facilities at Olavarria, 350km south of Buenos Aires.

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

Architectural Products

•	Develop and grow strong regional masonry positions

•	Grow with and serve homecenter expansion with a broad array of garden and patio products and select concrete building materials

•	Increase penetration of the professional landscape market through the Belgard® product line and segmental retaining walls

Precast

•	In-fill geographic coverage in the U.S. and Canada through acquisition or construction of new facilities

•	Pursue new product and new region opportunities

Glass

•	Expansion of existing markets through new products, services and regions

•	Focus on cost control, organic growth and better customer service

South America

•	Continued focus on cost control and market initiatives in a difficult economic cycle

•	Explore export opportunities to augment domestic markets

Distribution

Products and services	Location	Number of branches
Roofing, siding & related products	U.S.	123 branches

Product end-use
Residential	60%
Non-residential	40%

Total	100%

Product end-use
New Construction	25%
Repair, Maintenance & Improvement (“RMI”)	75%

Total	100%

The Distribution group operates as Allied Building Products (“Allied”). Allied is a specialist distributor of roofing and siding products to residential and also to commercial applications with an emphasis on replacement projects. It employs approximately 2,600 people at 123 branches in 27 states. In major metropolitan areas, principally New York, Denver and Boston, it also distributes gypsum board and acoustical tile and grid (“Interior Products”) to upscale commercial/office refurbishment projects.

Roofing, siding and Interior Products distributors in the United States are supplied by a limited number of large national manufacturers, while customers tend to be small-to-medium sized local contractors. The Distribution group has no activities outside the U.S.

The Distribution group’s customers are residential and commercial contractors. Allied’s activities are mainly in the northern tier states of the U.S. with a major presence in New York/New Jersey and a less dense but growing presence in cities throughout the western states.

Development strategy

The strategy for Americas Distribution is to leverage IT investment and infrastructure to continue improving the existing business and grow by acquisition and greenfield branches as the industry consolidates.

Business Operations in Europe Materials

The Materials Division in Europe is a producer of primary materials and value-added manufactured products operating in 11 countries. This Division is comprised of two reportable segments based on geographic split, Republic of Ireland and the rest of Europe, or Other.

Republic of Ireland

In Ireland, the Division produces cement, aggregates, asphalt, and readymixed concrete. In total the Republic of Ireland segment employs approximately 2,400 people at over 90 locations.

Products and services	Location	Annualized volumes

Cement	Ireland	2.7 million tons

Aggregates	Ireland	27.6 million tons

Asphalt	Ireland	2.2 million tons

Readymixed concrete	Ireland	2.1 million cubic meters

Agricultural & chemical lime	Ireland	0.8 million tons

Concrete products	Ireland	2.7 million tons

Clay bricks	Ireland	0.1 million tons

Product end-use
Residential	43%
Non-residential	35%
Infrastructure	22%

Total	100%

Product end-use
New Construction	80%
Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%

Irish Cement Through Irish Cement, CRH is the largest supplier and producer of cement in the Republic of Ireland. Irish Cement sales in 2003 accounted for approximately 60% of cement market demand in the whole island of Ireland.

Irish Cement operates two cement plants, one at Platin, north of Dublin, and one in Limerick in the southwest of the country, with a total annual production capacity of 2.4 million tons of clinker. Capacity utilization was high at both plants in 2003. The plants employ modern technology and are equipped with raw grinding mills, finish grinding mills, environmentally protective dust collection systems, storage facilities and energy-efficient dry process kilns. All kilns have the ability to burn coal, petroleum coke or fuel oil and are currently fired using a mix of coal and petroleum coke. Coal and petroleum coke supplies are readily available.

Cement is manufactured by burning crushed limestone and shale, obtained from Irish Cement’s own quarries, at very high temperatures to form “clinker”. After it has cooled, clinker is ground into a fine powder, which is the principal binding agent in concrete and other cement products. Customers primarily comprise concrete producers and merchants supplying construction contractors and others.

Sales to other CRH subsidiaries accounted for approximately 30% of Irish Cement’s sales in the Republic of Ireland in 2003, with the next five largest customers accounting for approximately 30%. Competition comes principally from three cement plants, two in the Irish Republic and a third near Belfast. Irish Cement’s results are influenced primarily by the level of construction activity in the Republic of Ireland.

Roadstone-Wood The Roadstone-Wood group produces aggregates, readymixed concrete, concrete products and asphalt road products at 80 locations throughout the Republic of Ireland. Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors, while readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and precast concrete flooring) are sold to both the public and private construction sectors. Roadstone-Wood is also involved in asphalt contracting. Agricultural limestone sales to the farming community are another significant feature of Roadstone-Wood operations.

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

Europe Materials—Other

The Europe Materials—Other segment comprises manufacturing facilities in Estonia, Finland, Israel, Latvia, Northern Ireland, Poland, Russia, Spain, Switzerland and Ukraine which produce a range of building products including cement, aggregates, asphalt and concrete products.

In total, the Europe Materials—Other segment employs approximately 7,500 people at over 260 locations.

Products and services	Location	Annualized volumes
Cement	Finland, Israel (25%), Poland, Switzerland, Ukraine	8.3 million tons

Aggregates	Estonia, Finland, Latvia, Northern Ireland, Poland, Spain, Switzerland	38.1 million tons

Asphalt	Finland, Northern Ireland, Poland, Switzerland	1.0 million tons

Readymixed concrete	Estonia, Finland, Latvia, Northern Ireland, Poland, Russia, Spain, Switzerland	6.6 million cubic meters

Agricultural & chemical lime	Poland, Switzerland	0.7 million tons

Concrete products	Estonia, Northern Ireland, Poland, Spain	1.9 million tons

Clay bricks	Northern Ireland	0.1 million tons

Product end-use
Residential	32%
Non-residential	27%
Infrastructure	41%

Total	100%

Product end-use
New Construction	82%
Repair, Maintenance & Improvement (“RMI”)	18%

Total	100%

Finnsementti is the sole cement manufacturer in Finland. Operating from two dry-process plants in southern Finland, the company has an annual capacity of 1.4 million tons of cement. The largest plant is Pargas, located on an island near Turku. It has one dry-process kiln, and an annual cement capacity of 900,000 tons. The second plant is located at Lapeenranta near the Russian border and is equipped with two dry-process kilns. Limestone is available under long-term supply agreements.

Sales to other CRH subsidiaries accounted for approximately 27% of Finnsementti’s sales in 2003. Finnsementti competes on the basis of the quality and consistency of its product and on the reliability of its service. Competition comes principally from two cement importers, one in Turku in Finland and the second based in Russia. Annual cement imports into Finland are reported to be approximately 0.3 million tons per annum.

Lohja Rudus is an aggregates and readymixed concrete producer in Finland. It also has locations in the Baltic States of Latvia and Estonia, and is the only Western readymixed concrete producer in St. Petersburg in Russia.

Poland Cementownia Ozarów operates two modern dry process kilns at Ozarów, approximately 170km south east of Warsaw, with a total annual production capacity of 2.7 million tons. In addition, CRH owns Cementownia Rejowiec, located approximately 210km south east of Warsaw, which has an annual cement capacity of 0.4 million tons. Limestone reserves are sufficient for 50 years at current output levels.

Along with the manufacture of cement, CRH produces a range of building materials including aggregates, asphalt, readymixed concrete, concrete products and lime in Poland.

Jura is a cement manufacturer in Switzerland, with two modern, well-equipped, energy-efficient cement plants, one in Wildegg in the north of the country and one in Cornaux in the west.

Both cement plants are located close to large limestone deposits. Raw material reserves are substantial, sufficient for over 50 years at current production levels. Approximately 30% of cement produced is sold to Jura’s aggregates and ready-mixed concrete operations. This is distributed from the two production plants using hired haulers. Jura has a market share of approximately 18%. Competition comes principally from two cement manufacturers in Switzerland. Annual cement imports into Switzerland are reported to be approximately 0.4 million tons per annum.

Jura also has aggregates and ready-mixed concrete operations in Switzerland, which have strong regional positions in the central and north-western regions, producing approximately 2.3 million tons of aggregates and over 370,000 cubic meters of concrete annually.

Podilsky Cement is a cement manufacturer in the Ukraine. Operating from one wet-process plant in southwest Ukraine, the company produced 1.3 million tons of cement in 2003. Bulk cement accounts for approximately 76% of deliveries. Rail delivery (bulk and bag) accounts for 77% of sales. The main customers are an integrated network of wholesalers and manufacturers of concrete products. Substantial limestone reserves are located close to the plant, which are sufficient for over 100 years at current output. Competition comes principally from several cement manufacturers in the Ukraine.

In August 2001, CRH acquired a 25% shareholding in Mashav, the holding company for Nesher Cement, the sole producer of cement in Israel.

Nesher operates two clinker production plants located in Ramla (serving Tel Aviv and the surrounding area) and Har Tuv (serving Jerusalem, southern and eastern Israel) and has access to substantial raw material reserves totaling 110 million tons at present. The Ramla facility has two modern dry process kilns with combined annual capacity of 3.8 million tons of clinker. The Har Tuv location has a single semi-dry process kiln with annual capacity of approximately 0.7 million tons of clinker.

Mashav also has a 50% joint venture, Taàvura, which is the largest haulage and logistics company in Israel. The Taàvura joint venture provides transport for the majority of Nesher’s cement and raw materials.

Farrans produces aggregates, readymixed concrete, concrete products and asphalt road products, primarily in Northern Ireland. In addition, Farrans is involved in civil engineering contracting and property development in Northern Ireland and at selected sites in England.

During 2003, Farrans produced and sold approximately 2.4 million tons of aggregates, of which approximately one quarter was used to supply its fourteen readymixed concrete plants and its concrete block, concrete rooftile and asphalt operations at thirteen locations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of 48 million tons based on 2003 production. Approximately 50% of Northern Ireland production is used in highway surfacing by Farrans’ contracting division for local governmental authorities.

Beton Catalan.    The Beton Catalan Group (“Beton Catalan”) produces aggregates, concrete products and readymixed concrete. While Beton Catalan’s largest market is the densely populated Catalonia region in northeastern Spain, it also operates readymixed concrete plants elsewhere in Spain.

Beton Catalan surface-mines aggregates from five quarries in Catalonia and one quarry in each of the Madrid and Valencia regions. During 2003, Beton Catalan produced approximately 3.3 million tons of aggregates of which approximately 95% was used to supply its own readymixed concrete and concrete products operations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 14 years, which equates to minimum reserves of 46 million tons based on 2003 production. Third party sales of aggregates are primarily to other concrete manufacturers and construction companies in the region.

Beton Catalan operates 62 readymixed concrete plants in Spain and in 2003 produced 3.3 million cubic meters of readymixed concrete. Beton Catalan also manufactures a variety of concrete products including blocks, pipe, paving slabs, steel reinforced beams and girders. In 2003, Beton Catalan produced 562,000 tons of concrete products.

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

Business Operations in Europe Products & Distribution

Products & Distribution in Europe is organized in two reportable segments, Products and Distribution. The Products segment is organized into four groups of related businesses involved in clay, concrete, insulation and other building products. Distribution encompasses builders’ merchants and DIY stores. The Cementbouw group of distribution and manufacturing businesses in the Netherlands acquired in 2003 are being integrated into the relevant product groups listed above.

Products

The Products segment operates in 13 European countries with the Benelux, the U.K., France, Germany and Switzerland accounting for the bulk of its sales. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 10,500 employees at over 300 locations.

Products and services	Location	Annualized volumes
Concrete blocks and pavers	Benelux, Germany, Spain, U.K. and Slovakia	9.1 million tons

Precast concrete products	Benelux, Denmark and France	2.4 million tons

Sand lime building elements & bricks	Netherlands	1.1 million tons

Clay bricks, pavers & rooftiles	Germany, Netherlands, Poland, U.K.	2.6 million tons

Fencing & security	Benelux, France, Germany, Poland, U.K.	2.1 million lineal meters

Rooflights & ventilation	Benelux, Germany, Ireland, U.K.	1.0 million square meters

Insulation products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, U.K.	4.8 million cubic meters

Product end-use
Residential	54%
Non-residential	37%
Infrastructure	9%

Total	100%

Product end-use
New Construction	78%
Repair, Maintenance & Improvement (“RMI”)	22%

Total	100%

Concrete Products

This group produces architectural (pavers, tiles and blocks), structural (floor and wall elements) and utility concrete products (drainage and poles).

The EHL Group produces concrete paving and landscape walling products sold primarily to the RMI sector from a network of 35 modern production facilities in Germany and one in Poland. In June 2003, EHL acquired Premac, a leading paving producer in Slovakia and also purchased a modern concrete paving plant at Gera in eastern Germany. The purchase facilitates the rationalization of two existing EHL plants in the region and is expected to give rise to added value from higher volumes and best practice initiatives

Struyk Verwo operates in the Benelux countries, manufacturing a full range of concrete paving products including pavers, flags, kerbs, pipe and street furniture with national coverage from 14 factories in the Netherlands and two in Belgium. Paving products are sold primarily to municipalities and paving contractors.

Marlux produces high-quality concrete decorative paving products at 2 modern factories in Belgium, and competes in this niche sector in Belgium, the Netherlands, Germany and France. Marlux branded products, which are sold mainly through specialist retail outlets such as garden and patio centers, are used for decorative applications, typically landscaping of public areas, gardens and patios.

Dycore is a concrete flooring group supplying an extensive range of reinforced and prestressed flooring serving the Dutch market and markets in neighboring countries from three factories. The housing and commercial sectors account for the bulk of precast flooring sales, and competition in this market comes from one larger and several smaller-sized manufacturers.

La Société Béton Moulé Industriel (BMI) is a large manufacturer of precast concrete products for the utility sector with a network of 22 plants throughout France. BMI manufactures poles for power transmission, drainage systems and precast concrete vaults.

CRH purchased three concrete pole-manufacturing plants from Amec Spie in late December 2003. Amec Spie is engaged in the manufacture and installation of concrete poles in the northwest and southwest of France. On integration into BMI, the deal will facilitate the optimization of our network of pole plants in western France.

Forticrete manufactures and supplies a wide range of dense concrete masonry, high strength blocks, common blocks and rooftiles. Forticrete operates from a network of 12 locations throughout England. Forticrete’s products are sold primarily to major contractors and builders merchants in competition with other concrete product manufacturers.

Remacle is a manufacturer of concrete vaults and precast concrete products in southern Belgium.

Omnidal manufactures precast concrete wall and floor elements and Schelfhout manufactures concrete wall elements. Both Omnidal and Schelfhout are located in Belgium.

Douterloigne is a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with three production plants in the north and the west of Belgium.

In 2003, the Concrete Products Group acquired Maessen, a manufacturer of floor and wall elements in Belgium, Betonelement, a Danish producer of precast concrete elements and Duffeleer, a producer of concrete sewerage and drainage products in the southwest of Belgium.

The Concrete Product Group’s principal raw materials include cement purchased in the Netherlands, Belgium and Germany, crushed stone sourced in Germany and sand and gravel extracted in the Netherlands. Raw materials are readily available.

Clay Products

The Europe Products & Distribution Division has clay products manufacturing activities in four countries, with the Ibstock operation in the U.K. being the largest business. Natural gas and liquid petroleum gas are the energy sources for the brick companies’ kilns. Clay supplies are readily available. Competition in clay products comes mainly from other locally-based manufacturers. Sales are made through builders’ merchants, specialist brick factors and architects.

Ibstock is one of the leading brick producers in the U.K., with a market share of approximately 32%. The company produces approximately 0.9 billion bricks annually at a network of 24 factories throughout the country. The primary market is new housing.

In the Netherlands, the CRH Kleiwaren group has six factories producing facing bricks and pavers, while Kooy Bilthoven is a specialist brick merchant. In Germany, AKA Ziegelwerke produces facing bricks, pavers and rooftiles at six factories. A further three factories in Poland also produce facing bricks.

Insulation

The CRH Insulation group is a pan-European business manufacturing three of the four main materials used in insulation (the fourth being mineral fiber which is not manufactured by the Group).

Expanded polystyrene (EPS) building insulation and packaging products are manufactured through Aerobord with three locations in Ireland; Springvale at three locations in the U.K.; Termo Organika at two locations in Poland; and at ThermiSol with seven locations in the Nordic countries of Denmark, Sweden, Finland and Estonia. ThermiSol is a leader in expanded polystyrene insulation in the above-mentioned Nordic countries.

In October 2003, the group extended its operations with the acquisition of Unidek, a producer of EPS and roofing systems with factories in the Netherlands and Germany.

EcoTherm produces polyurethane (PUR) insulation at one factory in Holland and one in the U.K.

Gefinex is a leading manufacturer of extruded polystyrene (XPS) insulation products in Germany and has a 49% stake in Gefinex Jackon, co-leader in the German extruded polystyrene market.

Insulation products are sold primarily to builders’ merchants for applications in commercial buildings and housing, while packaging products are manufactured for the electronics, drink concentrate and food processing industries as well as for large supermarket chains.

Building Products

Building Products comprises of three sub-groups: Fencing & Security, Daylight & Ventilation and the newly-acquired Concrete Accessories.

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

CRH Fencing & Security has factories in the Netherlands, Germany, France and the U.K. and has sales branches in those countries and in Belgium and Poland.

In line with the strategy of developing a full range of perimeter security and access control systems, Fencing & Security made two acquisitions in 2003. The purchase of the Adronit group, a leading supplier of industrial fencing and gates in Germany, is an important step forward for our business in Germany. Magnetic Autocontrol group, a major supplier of access control systems, was acquired in July. Based in the south of Germany, Magnetic trades throughout Europe and has sales offices in Asia, Australia and the U.S. Magnetic complements our product range and offers new sales opportunities.

Daylight and Ventilation This group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group comprises 10 manufacturing locations in Germany, the Netherlands and Belgium, the U.K. and Ireland.

The Concrete Accessories group was formed following the acquisition in April 2003 of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. Plakabeton has production plants in both Belgium and France, and a network of thirteen distribution centers in Belgium, France, Spain and the Netherlands.

Development strategy

To build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition.

Concrete Products

•	Strengthen current market positions in the Benelux, Denmark, France, Germany, Slovakia and the U.K. in architectural, structural and utility sectors

•	Reach out to neighboring regions by acquisition

Clay Products

•	Raise profitability through better capacity utilization, cost efficiencies and continuous improvement

•	Grow positions in the Netherlands and Poland; consolidate market leadership in the U.K.; participate in industry restructuring in Germany

Insulation

•	Further build upon our leading positions across a range of insulation materials in Europe

•	Develop improved insulation systems and actively exchange product and process know-how among Group companies

Building Products

•	Grow security fencing from current bases in Germany, the Netherlands and the U.K.; develop further in perimeter protection and access control systems

•	Continue expansion of Daylight & Ventilation group in the Benelux, Germany, Ireland and the U.K. and accelerate product/technology exchange

•	Strengthen our concrete accessories position in the Benelux, France and Spain and expand to other European countries

Distribution

Products and services	Location	Number of locations
Builders merchants	France, Netherlands, Poland, Switzerland	173 branches
DIY stores	Belgium, Netherlands, Portugal	146 stores

Product end-use
Residential	84%
Non-residential	7%
Infrastructure	9%

Total	100%

Product end-use
New Construction	67%
Repair, Maintenance & Improvement (“RMI”)	33%

Total	100%

This segment has approximately 4,200 employees at 319 locations.

The Cementbouw builders merchanting and DIY divisions, acquired in 2003, have been integrated with existing operations.

Builders merchants, Netherlands CRH operates 91 builders merchants locations in the Netherlands. 49 depots cater to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders under the trade names Ubbens, NVB Vermeulen, Stoel van Klaveren and Van Neerbos. A further eight depots trading under the name Syntec cater to the lightside sector selling a range of hardware, tools, ironmongery and installation fittings to the building trades. The 19-branch Kelders

Dakmaterialen division specializes in roofing and insulation materials in this merchanting sector in the Netherlands. Garfield Aluminium operates from three locations as a stockist and distributor of rolled and extruded aluminum products for building and other contractors. The Bouwmaat chain of “cash-and-carry” merchanting outlets sells a wide range of building materials to the smaller builder and jobber from 12 outlets. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants.

Builders merchants, France CRH operates 28 builders merchants in France. Matériaux Service is a 14-branch builders merchant located in the greater Paris region (Ile-de France). Raboni is an 11-branch builders merchant primarily located within central Paris. Raboni sells almost exclusively to professional customers with competition coming from other merchanting operations in the market area. Matériaux Service has a broader customer base compared with Raboni and faces similar competition. Buscaglia operates from three locations in the North East of Paris selling to the Ile-de-France infrastructure market.

In December 2003, CRH increased its stake in SAMSE, the leading builders merchant in Rhône-Alpes, from 11% to 20%; simultaneously, CRH entered into a joint venture with SAMSE to acquire Doras, a regional merchant active in Burgundy and Franche-Comté, on a phased basis.

Builders merchants, Switzerland In the German-speaking region of Switzerland, CRH is trades primarily under two brands: Baubedarf selling heavy building materials (mainly cement, concrete, bricks, insulation and roofing materials), and Richner selling ceramic tiles and sanitary ware. The total group comprises a network of 44 outlets in the German-speaking region of Switzerland. Customers are mostly small local contractors.

Builders merchants, Poland CRH has a 56% stake in GenBud, a 10-branch builders merchants in Poland supplying heavy side building materials, wall and floor tiles, kitchens, sanitary ware and installation materials to building companies and other merchants.

DIY stores, Benelux CRH operates 30 Karwei and 86 GAMMA DIY stores in the Netherlands and 14 GAMMA stores in Belgium. Six stores are held through 50/50 joint ventures, while all others are 100%-owned. The stores operate within the Intergamma franchise organization, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. The stores sell to DIY enthusiasts and home improvers. Customers generally collect goods although each store offers a delivery service for an additional charge. Competition comes primarily from other national DIY chains and from local DIY stores.

DIY stores, Portugal CRH’s 50% joint venture MaxMat is a cash-and-carry DIY chain in Portugal with 16 stores. This sector of the distribution industry is as yet underdeveloped in the Iberian peninsula and the Distribution group is planning to be a leader in the DIY and RMI market.

Development strategy

•	To grow further the DIY retail chains in Benelux and Portugal

•	Expand merchanting businesses in France, the Netherlands, Switzerland and Poland into neighboring countries

•	Realize full purchasing and IT synergies.

Seasonality

Activity in the construction industry is characterized by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather.

Organizational Structure

CRH is the holding company for an international group of companies. The principal subsidiary undertakings are listed below:

Incorporated and operating in	Company name	% held	Products and services
	Europe Materials
Britain & Northern Ireland	Farrans Limited (trading as Farrans (Construction), Ready Use Concrete, R.J. Maxwell & Son, Scott)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
	Premier Cement Limited	100	Marketing and distribution of cement
	T.B.F. Thompson (Properties) Limited	100	Property development

Finland	Finnsementti Oy	100	Cement
	Lohja Rudus Oy Ab	100	Aggregates and readymixed concrete

Ireland	Irish Cement Limited	100	Cement
	Premier Periclase Limited	100	High quality seawater magnesia
	Roadstone-Wood Group
	Clogrennane Lime Limited	100	Burnt and hydrated lime
	John A. Wood Limited	100	Aggregates, readymixed concrete, concrete blocks & pipes, asphalt, agricultural & chemical limestone and contract surfacing
	Ormonde Brick Limited	100	Clay brick
	Roadstone Dublin Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing and concrete blocks
	Roadstone Provinces Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing, concrete blocks and rooftiles

Poland	B-Complex S.A.	100	Readymixed concrete and concrete paving
	Behaton Sp. z o.o.	100	Readymixed concrete and concrete paving
	Bosta Beton Sp. z o.o.	90.30	Readymixed concrete
	Cementownia Rejowiec S.A.	100	Cement
	Drogomex Sp. z o.o	99.91	Asphalt and contract surfacing
	Faelbud S.A.	99.95	Readymixed concrete, concrete products and concrete paving
	Grupa Ozarów S.A.	100	Cement
	Kujawy Wapno Sp. z o.o.	86.24	Production of lime and lime products
	Masfalt Sp. z o.o.	100	Asphalt and contract surfacing
	Mirbud Sp. z o.o.	100	Readymixed concrete, concrete products and paving
	O.K.S.M.	99.91	Aggregates
	Polbet S.A.	82.26	Concrete paving
	Prefabet Kozienice S.A.	99.08	Concrete products
	Prefabet-Reda S.A.	99.08	Concrete products
	Prefabeton Sp. z o.o	99.97	Readymixed concrete and concrete products
	ZPW Trzuskawica S.A.	86.24	Production of lime and lime products

Incorporated and operating in	Company name	% held	Products and services
Spain	Beton Catalan Group
	Beton Catalan s.a.	100	Readymixed concrete
	Cabi s.a.	100	Cementitious materials
	Cantera de Aridos Puig Broca s.a.	100	Aggregates
	Explotacion de Aridos Calizos s.a.	100	Aggregates
	Formigo i Bigues s.a.	100	Aggregates
	Formigons Girona s.a	100	Readymixed concrete and precast concrete products
	Suberolita s.a.	100	Readymixed concrete and precast concrete products
	Tamuz s.a	100	Aggregates

Switzerland	JURA-Holding	100	Cement, aggregates and readymixed concrete

Ukraine	Podilsky Cement	90.58	Cement
	Europe Products and Distribution

Belgium	Concrete Products
	Douterloigne nv	100	Concrete floor elements, pavers and blocks
	Marlux nv	100	Decorative concrete paving
	Omnidal nv	100	Precast concrete structural elements
	Remacle sa	100	Precast concrete products
	Schelfhout nv	100	Precast concrete wall elements
	Building Products
	Plakabeton nv	100	Accessories for the construction and precast concrete industries
	Distribution
	Van Neerbos Bouwmarkten nv	100	DIY stores

Britain & Northern Ireland	Concrete Products
	Forticrete Limited	100	Concrete masonry products and rooftiles
	Clay Products
	Ibstock Brick Limited	100	Clay brick manufacturer
	Kevington Building Products Limited	100	Specialist brick fabricator
	Building Products
	Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
	CRH Fencing Limited	100	Security fencing
	Geoquip Limited	74.42	Perimeter intrusion detection systems
	Insulation
	EcoTherm Insulations Limited	100	PUR/PIR insulation
	Springvale EPS Limited	100	EPS insulation and packaging

Denmark	Betonelement A/S	100	Precast concrete structural elements
	ThermiSol A/S	100	EPS insulation

Estonia	ThermiSol OU	100	EPS insulation

Finland	ThermiSol Oy	100	EPS insulation

Incorporated and operating in	Company name	% held	Products and services

France	Building Products
	Heda sa	100	Security fencing
	Plakabeton sa	100	Accessories for the construction and precast concrete industries

	Concrete Products
	Béton Moulé Industriel sa	99.82	Precast concrete products
	Distribution
	Buscaglia sa	100	Builders merchants
	Matériaux Service sa	100	Builders merchants
	Raboni sa	100	Builders merchants

Germany	Concrete Products
	EHL AG	100	Concrete paving and landscape walling products
	Clay Products
	AKA Ziegelwerke GmbH & Co KG	100	Clay brick, pavers and rooftiles
	Building Products
	Adronit GmbH & Co KG	100	Security fencing and access control
	Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
	Greschalux GmbH	100	Domelights and ventilation systems
	Heras Deutschland GmbH	100	Security fencing
	JET Kunststofftechnik GmbH	100	Domelights, ventilation systems and continuous rooflights
	Magnetic Autocontrol GmbH	100	Vehicle and pedestrian access control
	SKS Drahtgitter GmbH & Co. KG	100	Security fencing
	Insulation
	EcoTherm GmbH	100	PUR/PIR insulation
	Gefinex GmbH	100	XPE insulation
	Unidek GmbH	100	EPS insulation

Netherlands	Concrete Products
	Alvon Bouwsystemen bv	100	Precast concrete structural elements
	De Ringvaart bv	100	Concrete piles and foundations
	Dycore bv	100	Concrete flooring elements
	Heembeton bv	100	Precast concrete structural elements
	Struyk Verwo bv	100	Concrete paving products
	Clay Products
	Kleiwarenfabriek Buggenum bv	100	Clay brick manufacturer
	Kleiwarenfabriek Façade Beek bv	100	Clay brick manufacturer
	Kleiwarenfabriek Joosten Kessel bv	100	Clay brick manufacturer
	Kleiwarenfabriek Joosten Wessem bv	100	Clay brick manufacturer
	Kooy Bilthoven bv	100	Clay brick factor
	Waalsteenfabriek de Bylandt bv	100	Clay bricks and pavers
	Building Products
	BIK Bouwprodukten bv	100	Domelights and continuous rooflights
	Brakel Atmos bv	100	Glass roof structures, continuous rooflights and ventilation systems

Incorporated and operating in	Company name	% held	Products and services
Netherlands	Building Products
	Heras bv	100	Security fencing and perimeter protection
	Vaculux bv	100	Domelights
	Insulation
	EcoTherm bv	100	PUR/PIR insulation
	Unidek Group bv	100	EPS insulation
	Distribution
	Cementbouw Detailhandel bv	100	DIY stores
	Eclips Bouwmarkten bv	100	DIY stores
	Garfield Aluminium bv	100	Aluminum stockholding
	Kelders Dakmaterialen bv	100	Roofing materials merchant
	NVB Vermeulen Bouwstoffen bv	100	Builders merchants
	Stoel van Klaveren Bouwstoffen bv	100	Builders merchants
	Ubbens Bouwstoffen bv	100	Builders merchants

	Distribution
	Van Neerbos Bouwmarkten bv	100	DIY stores
	Van Neerbos Bouwmaterialen bv	100	Builders merchants
	Van Neerbos Bouwmaten bv	100	Cash & Carry building materials
	Sand lime products
	Calduran Kalzandsteen bv	100	Sand lime bricks and building elements

Poland	Clay Products
	CERG Sp. z o.o	51	Clay brick manufacturer
	CRH Klinkier Sp. z o.o	100	Clay brick manufacturer
	Gozdnickie Zaklady Ceramiki Betowlanej Sp. z o.o	100	Clay brick manufacturer
	Patoka Industries Sp. z o.o	99.19	Clay brick manufacturer
	Insulation
	Termo Organika Sp. z o.o	100	EPS insulation
	Distribution
	GenBud S.A.	56	Builders merchants

Ireland	Aerobord Limited	100	EPS insulation and packaging

Slovakia	Premac Spol. s r.o.	100	Concrete paving and floor elements

Spain	Plakabeton sa	100	Accessories for the construction and precast concrete industries

Sweden	ThermiSol AB	100	EPS insulation

Switzerland	Baubedarf	100	Builders merchants
	Richner	100	Sanitaryware and ceramic tiles

	Americas Materials

United States	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
	Des Moines Asphalt & Paving, Co.	100	Aggregates, asphalt and related construction activities

Incorporated and operating in	Company name	% held	Products and services
United States	Dolomite Products Company, Inc.	100	Aggregate, asphalt and readymixed concrete
	Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Hallett Construction Company, Inc.	100	Aggregates
	Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
	Nuckolls Concrete Services, Inc.	100	Readymixed concrete and related construction activities
	Oldcastle Materials, Inc.	100	Holding company
	Oldcastle Materials Southeast, Inc.	100	Aggregates
	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities

	P.J. Keating Company	100	Aggregates, asphalt and related construction activities
	S.E. Johnson Companies, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Stoneco, Inc.	100	Aggregates
	The Shelly Company	100	Aggregates, asphalt and related construction activities
	Tilcon Capaldi, Inc.	100	Road construction
	Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities

	Americas Products and Distribution
Argentina	Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
	CRH Sudamericana S.A.	100	Holding company
	Superglass S.A	100	Fabricated and tempered glass products

Canada	Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, Oldcastle Glass and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility boxes and trenches and fabricated and tempered glass products
	April Industries, Inc.	100	Fabricated and tempered glass products

Chile	Vidrios Dell Orto S.A.	79.95	Fabricated and tempered glass products

United States	CRH America, Inc.	100	Holding company
	Oldcastle, Inc.	100	Holding company

Incorporated and operating in	Company name	% held	Products and services
United States	Oldcastle Building Products, Inc.	100	Holding company

	Architectural Products Group
	Anchor Concrete Products, Inc.	100	Specialty masonry and hardscape products
	Big River Industries, Inc.	100	Lightweight aggregate and fly-ash
	Dixie Cut Stone & Marble, Inc.	100	Distributor and fabricator of specialty stone products
	Georgia Masonry Supply, Inc.	100	Specialty masonry, distributor of clay bricks and related concrete and stone products
	Glen-Gery Corporation	100	Clay brick
	Northfield Block Company	100	Specialty masonry, hardscape and patio products
	Oldcastle Architectural, Inc.	100	Holding company
	Oldcastle APG Midwest, Inc. (trading as 4D, Akron Brick & Block, Bend Industries, Miller Material Co., Schuster’s Building Products)	100	Specialty masonry, hardscape and patio products

	Oldcastle APG Northeast, Inc. (trading as Arthur Whitcomb, Balcon, Betco Block, Betco Supreme, Domine Builders Supply, Foster-Southeastern, Oldcastle Easton, Trenwyth Industries)	100	Specialty masonry, hardscape and patio products

	Oldcastle APG South, Inc. (trading as Adams Products, Big Rock Building Products, Bosse Concrete Products, Goria Enterprises, The Keystone Group)	100	Specialty masonry, hardscape and patio products

	Oldcastle APG Texas (trading as Custom-Crete, Custom Stone Supply, Eagle-Cordell Concrete Products, Jewell Concrete Products)	100	Specialty masonry and stone products, hardscape and patio products

	Oldcastle APG West, Inc. (trading as Amcor Masonry Products, Central Pre-Mix Concrete Products, Sakrete of the Pacific Northwest, Sierra Building Products, Superlite Block, Young Block)	100	Specialty masonry, hardscape and patio products

	Oldcastle Concrete Designs, Inc.	100	Specialty concrete products

	Oldcastle Matt Stone Holdings, Inc	100	Patio products

	Oldcastle Retail, Inc. trading as Bonsal American, Oldcastle Stone Products)	100	Pre-mixed products and specialty stone products

	Oldcastle Westile, Inc.	100	Concrete rooftile and pavers

Incorporated and operating in	Company name	% held	Products and services
United States	Distribution Group
	Allied Building Products Corp.	100	Distribution of roofing, siding and related products
	A.L.L. Roofing & Building Materials Corp.	100	Building materials distribution
	Arzee Supply Corp. of New Jersey	100	Building materials distribution

	Glass Group
	Oldcastle Glass, Inc.	100	Custom fabricated and tempered glass products
	Southwest Aluminum Systems, Inc.	100	Architectural aluminum store fronts and doors

	Precast Group
	Oldcastle Precast, Inc. (trading as AFCO Precast, Amcor Precast, Brooks Products, Cayuga & Kerr Concrete Pipe, Chase Precast, Christy Concrete Products, Cloud Concrete, NC Products, Rotondo Precast, Strescon Industries, Superior Concrete, Utility Vault)	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which some of its main raw materials, namely aggregates and clay reserves, are found. CRH is also a significant purchaser of certain important materials such as cement, bitumen, gas, fuel and other energy supplies, the cost of which can fluctuate by material amounts and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these products, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen and fuel.

Property, Plants and Equipment

At May 21, 2004, CRH and its joint ventures had a total of 1,546 building materials production locations, of which 891 were located in The Americas, 126 were located in Ireland and 529 in Mainland Europe. At the same date, CRH had a total of 442 Merchanting & DIY locations of which 123 were located in the United States and 319 in Mainland Europe. 311 locations in the United States, 8 in the Republic of Ireland, 35 in Britain and Northern Ireland, 376 in Mainland Europe and 8 in Canada are leased, with the remaining 1,250 locations held on a freehold basis.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. CRH has a continuing program of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. The Group’s principal properties by acreage at May 21, 2004 are listed on page 37. All quarries are open pit.

Principal properties	Description	Title	Approximate area—acres	Business activity
Republic of Ireland

Platin, Co. Meath	Cement plant and related land, quarries and buildings	Freehold	1,450	Manufacture of cement and clinker

Limerick, Co. Limerick	Cement plant and related land, quarries and buildings	Freehold	2,250	Manufacture of cement and clinker

Poland

Ozarów	Cement plant and related land, quarries and buildings	Freehold	1,500	Manufacture of cement and clinker

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

The year 2003 review confirmed the required high degree of compliance and good environmental performance right across the Group. A number of non-compliances were noted, mainly administrative in nature, some of which resulted in fines, citations or neighbor complaints; all these have been or are being vigorously resolved to the full satisfaction of the respective stakeholders. The resolution of the previously reported unauthorized dumping at our Blessington location near Dublin, by a third party, is moving through the regulatory process towards remediation.

As always, the 2003 acquisitions were subject to detailed environmental due diligence, and were integrated into the ELO review structure and environmental best practice exchanges; in the case of Cementbouw, this integration process is ongoing. Additionally, 290 of our Group locations have now opted for ISO14001 independent certification of their environmental management systems.

During 2003, CRH continued with a significant €33 million further investment in a wide range of environmental improvements across all our activities and countries of operation. The many plant upgrades typically included process optimization, increased recycling, energy reduction, reduction in air and dust emissions, reduction of water usage and discharges, reduction of noise and waste, and improvements in ergonomics and safety. This sustained investment program continually moves the Group towards best industry practice in all those areas.

As examples, CRH companies now recycle over six million tons of demolition materials and over five million tons of used road surfaces each year, representing some 3% and 13% of our aggregates and asphalt production respectively, with clear economic and environmental benefits. Over 430 of our locations now recycle water, enabling conservation of valuable water resources. We restored or landscaped another 450 hectares (1,100 acres) of worked-out quarries and pits, planted another 225,000 trees, and continued to support designated biodiversity areas.

In Europe, at the time of writing, we are monitoring the implications of the National Allocation Plans prepared by the Member States under the Emissions Trading Directive as these are finalized in each of our countries of operation. This will present new challenges to our cement, lime and clay brick activities, and we will respond proactively.

In December 2003, CRH joined the Cement Sustainability Initiative (CSI) as a Participating Member, committing to more detailed environmental monitoring and reporting on its cement activities in accordance with the CSI Charter guidelines, when these are finally established. The CSI is a voluntary initiative to promote greater sustainability in the cement industry by the world’s major producers in co-operation with the World Business Council for Sustainable Development and independent stakeholders.

The overall CRH Group CO2 (Carbon Dioxide) emissions per tonne of cement have been reduced steadily since 1990, and are projected to decrease further by 2010. For example, in our Jura cement plants in Switzerland, where an industry Climate Change Agreement has already been achieved, over 45% of the kiln energy is now derived from use of a variety of alternate fuels.

The most significant environmental achievement was being elected Sector Leader in the Dow Jones World and STOXX Sustainability Indexes in September 2003. This followed an in-depth evaluation by Sustainability Asset Management (SAM) of Zurich, Switzerland.

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

At May 21, 2004, there were no material pending legal proceedings relating to environmental regulations or to site remediations that might be anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely future environmental liability of any major significance.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of 2003 results

Background

The general world business backdrop continued to be difficult in 2003. Our principal regional economies in Europe and the United States remained sluggish, although there were the first signs of recovery in the United States late in the year; energy prices remained high. Severe weather affected early activity in Northeast Europe while in the United States the Northeast and Midwest had a record wet year; the U.S. dollar fell sharply, declining by 16% against the euro. The Iraq war and ongoing terrorist concerns led to a climate of uncertainty in the world at large. Principally due to the decline of the U.S. dollar, there was an adverse translation impact on reported income before tax of €86 million. This is a translation amount to euro and does not affect the underlying local currency profitability or cash position of the Group’s businesses.

2003 operations

Following an exceptionally cold first quarter in Northeast Europe, demand in our Europe Materials Division recovered strongly in the second half. Our cement operations in Poland and Finland largely offset the early declines, and in Switzerland, we benefited from major infrastructure projects. While the Spanish market remained strong, margins were under pressure. In Ireland, overall activity was broadly similar to 2002 – record housing construction offset weak commercial markets, while infrastructure work under the National Development Plan temporarily declined due to delays in starting new projects which are now under way. Overall, our Europe Materials operating income was ahead of 2002.

Construction output in Europe Products & Distribution markets remained subdued in 2003. Against this weak backdrop, our legacy businesses performed well in exceeding 2002 reflecting further benefits from the continued cost cutting and income improvement programs of recent years. This Division had considerable acquisition success, both the major Cementbouw deal and also smaller but significant developments across its various sub-product groups, and good contributions from these and the 2002 acquisitions led to a further strong operating income advance.

The Americas Materials businesses suffered throughout the year from record wet weather in the Northeast and Midwest resulting in a decline in both volumes and operating income from heritage operations. Improved blacktop pricing largely offset the impact of higher energy costs. There were positive incremental contributions from 2002 and 2003 development initiatives, with the benefits from the successful integration of the S.E. Johnson business outweighing weak Midwest markets. Americas Materials generated higher U.S. dollar operating income; however, an adverse translation impact of approximately €55 million resulted in lower reported euro operating income.

The Americas Products & Distribution Division also had to contend with the wet weather. On the demand side, non-residential building fell further following the double-digit declines of the previous year, although there were some signs of at least a flattening later in the year. As in 2002, residential construction was the mainstay, underpinned by continued low interest rates, strong demographics, and reasonable, if higher, unemployment levels. Strong refinancing activity boosted home repair/remodeling spending. The income trend was similar to Americas Materials in that gains from acquisitions more than offset slightly reduced results from our heritage operations, leading to an increase in U.S. dollar operating income; which translated into reduced euro reported income as a result of a €46 million adverse translation impact.

MANAGEMENT’S FINANCIAL REVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F. These financial statements have been prepared in accordance with Irish GAAP, which are consistent with U.K. GAAP but which differ in certain significant respects from U.S. GAAP. A discussion of the significant differences between Irish GAAP and U.S. GAAP, which affect the Consolidated Financial Statements of CRH, is set forth in Note 32 of the Notes to Consolidated Financial Statements.

For the year 2002 net income per Ordinary Share was higher under U.S. GAAP than under Irish GAAP; in 2001 and 2003, net income per Ordinary Share under U.S. GAAP was lower than the amount reported under Irish GAAP (see “Item 3—Key Information”).

Note 2 of Notes to Consolidated Financial Statements shows the information required under Irish GAAP for CRH’s last three fiscal years: (a) a geographical analysis of total net sales and operating income, including share of joint ventures and associates, and (b) total net sales and operating income, including share of joint ventures and associates attributable to each class of business, together with certain additional information relating to each class of business and geographical area.

In the discussion of the results of business operations by geographical area below, all references to sales and operating income are on the basis of the seven reportable segments for U.S. GAAP purposes (see page 15 and Note 32 Segmental Analysis—Information required by SFAS 131 on pages F-73 to F-75). Operating income is stated before goodwill amortization charge and gain on sale of assets. The 2001 comparative tables have been restated to show operating income before goodwill amortization charge and gain on sale of assets (in prior years, the analysis by segment was based on income before interest expense, which included gain on sale of assets and was after deduction of goodwill amortization).

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

During the last two years, through acquisitions and internal growth, the Group has continued to expand its businesses of producing and selling a wide range of building materials and of operating builders merchanting and DIY stores. All of the growth in net sales, which has increased by 6% in euro terms since 2001, was attributable to acquisitions, offset by declines in ongoing operations and adverse translation effects. Operating income declined as a percentage of total net sales from 9.7% in 2002 to 9.4% in 2003. The addition of operating income of acquired companies was more than offset by declines in ongoing operations and adverse translation effects during this period.

The incremental interest income in 2002 arising on the proceeds from the March 2001 Rights Issue amounted to €13 million. Lower interest rates, combined with the benefits of strong cash flows from operating activities reducing debt levels, resulted in a strongly positive finance cost impact from ongoing operations which gave a reduction in 2002 of €34.8 million in net interest expense (see below – net interest expense comprises interest income, interest expense and share of joint ventures’ and associates’ net interest expense). The incremental costs of financing 2002 and 2003 acquisition activity were offset by the interest income generated on our strong free cash flow with a further reduction in net interest expense of €20.5 million in 2003, as compared to 2002, largely attributable to favorable exchange translation effects of €19 million.

The Group’s low effective tax rate (taxation as a percentage of income before taxes) principally reflects the fact that manufacturing income in Ireland is subject to a 10% Corporation Tax rate, which is guaranteed to the year 2010. The Group’s effective tax rate was 27.0% in 2001 reflecting lower taxable income in Finland and Poland. The tax rate reduced to 26.5% in 2002 due to lower taxable income in higher tax rate countries and reduced by a further 1.3% to 25.2% in 2003 primarily reflecting the lower proportion of comparatively higher taxed U.S. income.

CRH’s ordinary shareholders’ equity increased by €1,683.8 million to €4,757.7 million during the three years to December 31, 2003. This increase reflects net proceeds of €1,185.8 million from equity issues and €1,450.7 million (after dividends appropriated of €401.5 million) of net income retained, partly offset by negative currency translation effects on the Group’s net investment in different currencies, primarily the U.S. dollar, of €952.7 million.

During the same three-year period, the Group’s net debt (calculated as the sum of long-term debt, bank loans and overdrafts, less cash) decreased by €311.7 million to €2,308.1 million. Total expenditure of €4,908.9 million during the three-year period on acquisitions, investments and capital expenditure, together with dividend payments of €388.2 million and tax payments of €344.3 million, were largely offset by net cash flow from operations of €4,386.7 million, together with net proceeds of €1,185.9 million from equity issues, €271.3 million from asset sales and €109.2 million from preference shares issued to minority interests.

These factors have resulted in net debt as a percentage of ordinary shareholders’ equity being 36.7 percentage points lower at December 31, 2003 (48.5%) than at January 1, 2001 (85.2%).

The Group uses a number of accounting measures in the following operating and financial review, which are described and reconciled below.

Interest cover ratio:    management believes that the EBITDA interest cover based ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. Recent major non-public financings by the Group and the Group’s major bank facilities incorporate covenants based on EBITDA to net interest expense cover rather than debt to shareholders’ funds. The amount outstanding at December 31, 2003 under these loans is €1,303.3 million.

The calculation of net interest expense in the following table presents the various interest-related items of the Group’s income statement, added together to show net interest expense for each year. For the purposes of the covenants incorporated in recent financings by the Group, net interest expense excluding joint ventures and associates is calculated as shown in this table.

Interest cover	2003	2002	2001
	€ m	€ m	€ m
Net interest expense
Interest income (a)	(28.3)	(44.5)	(63.8)
Interest expense (a)	141.1	175.9	233.5

Net interest expense excluding joint ventures and associates	112.8	131.4	169.7
Share of joint ventures’ and associates’ net interest expense (a)	5.2	7.1	3.6

Net interest expense including joint ventures and associates	118.0	138.5	173.3

Share of joint ventures’ and associates’ income before interest expense
Share of joint ventures’ and associates’ operating income before interest expense (a)	40.2	33.5	26.5
Share of joint ventures’ goodwill amortization (b)	(1.5)	(2.0)	(1.4)
Share of joint ventures’ gain on sale of investments and property, plant & equipment (b)	1.1	1.2	0.4

Share of joint ventures’ and associates’ income before interest expense	39.8	32.7	25.5

Reconciliation of income before interest expense to net income
Income before interest expense (a)	982.2	994.2	976.2
Net interest expense including joint ventures and associates	(118.0)	(138.5)	(173.3)
Taxes on income (a)	(217.6)	(226.8)	(217.0)
Equity minority shareholders’ interest (a)	(5.9)	(5.5)	(3.8)
Dividend on preference shares (a)	(0.1)	(0.1)	(0.1)

Net income (a)	640.6	623.3	582.0

Calculation of EBITDA
Income before interest expense (a)	982.2	994.2	976.2
Goodwill amortization (a)	75.5	69.6	60.6
Depreciation (c)	458.2	456.3	436.1
Share of joint ventures’ and associates’ operating income before interest expense (a)	(40.2)	(33.5)	(26.5)
Share of joint ventures’ gain on sale of investments and property, plant & equipment (b)	(1.1)	(1.2)	(0.4)

EBITDA	1,474.6	1,485.4	1,446.0

Interest cover
	(times)	(times)	(times)
EBITDA interest cover (EBITDA divided by net interest expense excluding joint ventures and associates)	13.1	11.3	8.5

(a)	These items appear as line items in the Consolidated Statements of Income on page F-10.
(b)	The share of joint ventures’ Goodwill amortization and Gain on sale of investments and property, plant & equipment are included in the total amounts disclosed on these line items in the Consolidated Statements of Income, and are separately disclosed in Note 2 on pages F-22 and F-23.
(c)	Depreciation expense, which is reported in Note 4 (page F-24) and Note 14 (page F-33) of the Notes to Consolidated Financial Statements, is not shown as a separate line item in the Consolidated Statements of Income on page F-10. The relevant portion of the total depreciation expense is included in the line items Cost of goods sold and Distribution and administration expenses in the Consolidated Statements of Income as appropriate.

2003 compared with 2002

Results

The key components of 2003 performance are analyzed in the table on page 44.

Exchange translation effects

A major feature of 2003 was the ongoing decline of the U.S. dollar which was on average some 16% weaker versus the euro than in 2002. Our other major operating currencies also weakened during 2003 with the Polish zloty being on average some 12% weaker, Sterling 9% weaker; and the Swiss franc 4% weaker. The combined impact of these changes resulted in a net negative translation impact at the income before tax level of €86 million.

Incremental impact of acquisitions

The incremental 2003 impact of acquisitions completed during 2002 shown in the table on page 44 principally reflects the full year inclusion of acquisitions by the Concrete Products group in Belgium and Germany (primarily the EHL group, the largest deal completed by CRH in 2002) and by both the Distribution group and the Materials Division in Switzerland. In the Americas, the Materials Division and the Architectural Products and Distribution groups benefited from the incremental impact of bolt-on acquisitions completed during 2002.

The impact of acquisitions completed during 2003 includes €212 million of sales and €21 million of operating income (see definition on footnote (b) on page 3) from the inclusion of the post-acquisition results of the Cementbouw businesses in the Netherlands (the transactions were completed on October 3, 2003). We also benefited from a wide range of more traditional development activity in Europe. In the Americas, we enjoyed a strong initial contribution from the S.E. Johnson acquisition by the Materials Division in Ohio and Michigan, which was completed in May. The Architectural Products group had a particularly active development year and both the Distribution and Glass groups concluded a number of bolt-on transactions.

Ongoing operations

After a difficult first half in which all four Divisions reported operating income declines in ongoing operations, the second half saw substantial improvement. This resulted in a full year ongoing operating income decline of €16 million, a significant improvement on the €66 million ongoing decline reported at the halfway stage. The most severe decline was experienced by the Americas Materials Division which finished the year with heritage volumes behind 2002 and suffered from the inevitable cost inefficiencies associated with a shortened construction season. Despite a strong advance in Distribution and a maintained Precast performance, ongoing operating income in the Americas Products & Distribution Division also declined due to reductions in Glass and Architectural Products which were affected by very competitive markets. The Europe Materials Division reported similar underlying operating income with a continuing good performance in Ireland and a strong second-half recovery in its Polish and Finnish operations. This performance was further enhanced by the absence of 2002’s Polish rationalization charge. Europe Products & Distribution reported a good underlying advance principally attributable to its clay, distribution and insulation activities.

Analysis of the change in net sales, income before interest expense and income before tax for 2003

(including share of joint ventures)

				Incremental impact in 2003
€ million	2002	Exchange translation effects	2002 at average 2003 FX rates	- of 2002 acquisitions	- of 2003 acquisitions	- of 2003 rationalization	Ongoing operations	2003
Net sales	10,794	(1,150)	9,644	489	826	—	121	11,080

Operating income	1,048	(112)	936	30	89	6	(16)	1,045
Goodwill amortization	(70)	7	(63)	(3)	(10)	—	—	(76)
Gain on sale	16	—	16	—	—	—	(3)	13

Income before interest expense	994	(105)	889	27	79	6	(19)	982
Net interest expense	(138)	19	(119)	(10)	(28)	—	39	(118)

Income before tax	856	(86)	770	17	51	6	20	864

Change		-10%		+2%	+6%	+1%	+2%	+1%

Taxation as a percentage of income before taxes at 25.2% was 1.3 percentage points lower than 2002 (26.5% in 2002).

Net income attributable to ordinary shareholders for 2003 amounted to €640.6 million, an increase of 2.8% over 2002 net income of €623.3 million.

The growth in net sales, net income per share and net dividend over a five and ten-year period are highlighted below.

Compound average growth rates (based on Irish GAAP)

	5-Year	10-Year
Net sales	16%	19%
Net income per share	11%	18%
Net dividend (i)	12%	13%

(i)	No tax credits attach to dividends paid after April 6, 1999.

Americas Materials

In 2003, the Americas Materials Division was the third largest contributor to Group net sales and the largest to Group operating income.

					Analysis of change
Results € million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic*
Net sales	25%	2,831	3,072	-241	-504	+54	+202	+7

Operating income	28%	291	336	-45	-55	+4	+23	-17

Operating income margin		10.3%	10.9%

1.	The U.S. dollar was on average 16% weaker against the euro in 2003 when compared to 2002.
2.	Net sales before translation increased by 10% primarily due to acquisitions. Margins reduced due to increased energy costs.
*	The terms “organic” and “underlying” have the same meaning in the discussion that follows. These items reflect operating performance before taking into account the effect of currency translation and acquisitions.

2003 overview

The Materials Division suffered from a combination of record wet weather in the Northeast and Midwest and increasing energy costs, resulting in a decline in both volumes and U.S. dollar operating income from heritage operations. On the positive side, the impact of higher energy costs was largely recovered through improved blacktop pricing, and with positive incremental contributions from 2002 and 2003 development initiatives, the Division would have reported an increase in sales and in operating income but for the translation effects.

Another busy development year saw significant add-ons to existing operations with a combined spend of €320 million on 10 deals. The largest acquisition completed during the year was S.E. Johnson in Ohio and Michigan, combined with the subsequent swap of certain non-core Indiana assets for six quarries in the southeastern United States and a quarry in Michigan. The Division successfully completed eight other add-on deals that complement its existing operations and continue its focus on acquiring strategically located, high quality aggregate reserves.

Total volumes increased 15% in aggregates, 4% in asphalt and 3% in readymixed concrete.

Heritage volumes declined approximately 2% in aggregates, 4% in asphalt and 1% in readymixed concrete year-on-year. Our investments in winter storage facilities, and the Division’s strategic purchasing arrangements, which allow us to secure bitumen supplies at somewhat cheaper winter rates, together with increases in blacktop prices, enabled us to recover most of the higher bitumen costs. Other energy costs, such as diesel fuel for our mobile fleet and natural gas, fuel oil and used oil to fire our asphalt plants, also increased significantly and for the most part this impact was recovered through higher product pricing and alternative fuel usage.

Funding under TEA-21, the U.S. Federal highway spending program, was similar to 2002. However, the 2003 Federal Appropriation Bill was delayed by four months which, combined with states reducing their share of highway spending due to budget deficits, resulted in an overall decline in highway funding. Across our operations, residential markets remained strong buoyed by continued low interest rates. Non-residential construction continued to fall reflecting the slower economy.

Early in 2003, we reorganized into four regional groups: New England, New York/New Jersey, Central and West. The new organization has increased the focus on cost control and identifying strategic add-on acquisitions.

New England

Fiscal 2003 was a difficult year with an early winter further curtailing the short construction season, leaving income just short of 2002 levels. The Vermont paving program was poorly funded as a few large projects consumed most of the state’s highway monies. Our operations in Massachusetts continued to improve due to strong residential markets and highway markets continuing to recover with the completion of the Big Dig Project in Boston and monies once again being spent on maintenance programs.

Connecticut had a good year resulting from volume growth driven by buoyant private markets and continued cost control, and with price improvements successfully recovering the impact of higher energy costs.

New York/New Jersey

Our New York/New Jersey businesses had a mixed year with overall results behind 2002 levels. This group was particularly hard hit by the harsh winter in 2002/2003, a wet summer/autumn and the early onset of winter, which resulted in increased costs at our quarries and curtailed shipments. Demand in the greater New York metropolitan areas remained strong in both infrastructural projects and private construction, but we were unable to recover all of the increase in energy costs due to competitive markets, especially in New Jersey blacktop. Our Upstate New York operations, located in Albany and Rochester, performed well due to strong volumes and better pricing in mixed markets.

Central

Overall operating income increased in an active acquisition/integration environment. Despite poor weather and rising energy costs, the year finished strongly. The Mid-Atlantic group, consisting of our operations in Pennsylvania and Delaware, improved its performance with strong aggregate sales and better pricing. Ohio and West Virginia also advanced with a mid-year gas tax increase in Ohio benefiting highway spending. Michigan operations were disappointing with both poor state highway funding and weak commercial markets. S.E. Johnson and several other add-on acquisitions were successfully integrated into this region.

West

The West region comprises a wide geographic area, with over 270 locations in 12 states west of the Mississippi River. Although trading conditions varied across the region, the integration of recent acquisitions and cost reduction programs resulted in higher income.

Markets in southern Idaho and Utah stabilized in 2003 after three years of decline. Our eastern Washington, northern Idaho and Montana operations suffered from a combination of continued soft markets, increased competition from new market entrants and an early onset of winter weather. Our operations in resort towns in western Colorado also exhibited improved profitability in the face of weak high-end residential and commercial markets. The Wyoming and South Dakota businesses enjoyed relatively stable conditions and had another good year. Despite a competitive readymixed concrete market, our fully integrated businesses in Iowa continued to perform well, benefiting from a stable highway program and steady private construction markets.

Outlook 2004—Americas Materials

The economy in the United States is recovering. We expect the residential sector to remain at, or slightly below, 2003 levels, and the non-residential sector to improve as the economy picks up in most of our markets.

TEA-21, the Federal funding program for highways, which was due to expire on September 30, 2003 has been extended into 2004. The U.S. Congress has approved a 7% increase for 2004 Federal highway spending, while negotiations continue between the Administration and the Congress on a proposed new six-year highway bill. A shorter-term extension of TEA-21 for one to two years is a possibility. Despite the challenge of continuing state budget deficits, we expect overall highway markets to remain broadly similar to 2003. Recovery of energy costs, which are likely to remain high in 2004, will be a continuing priority. However, with the benefits from recent acquisitions, a strong focus on cost control, a promising backlog and ongoing development, we look to an improved year ahead.

Europe Materials

In 2003, the Europe Materials Division was the fourth and smallest contributor to Group net sales and the second largest to Group operating income. This Division is comprised of two segments based on a geographical split, Republic of Ireland and the rest of Europe, or “Other”.

Republic of Ireland

2003 overview

Ireland was notable as the market bounced back from the decline registered in 2002 and, on the back of strong residential demand, volumes of concrete products and cement were up by over 10%.

After a decline of 4% in 2002, the construction market bounced back in 2003 with a volume increase in the concrete products sector of over 10%. This was mainly due to a very strong housing sector which resulted in an estimated record 68,000 house completions in 2003 compared with 57,700 in 2002. Road construction work under the National Development Plan was strong in the first half of the year but, as expected, was weak in the second half due to a decline in new start-up work resulting in full year volume declines in stone and blacktop. The commercial and industrial sectors had another poor year with an overhang of office and industrial buildings continuing to curtail new-build. Overall income was broadly similar to last year.

					Analysis of change
Results € million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic
Net sales	7%	728	711	+17	—	—	+2	+15

Operating income	12%	131	131	—	—	—	—	—

Operating income margin		18.0%	18.4%

(1)	Increase of €15 million in underlying net sales was not reflected in operating income due to a decline in operating margins.

Our cement business had a very busy year due to the buoyant housing market and excellent production levels were achieved at both factories. We continued our efficiency improvement program at our locations in Platin and Limerick.

The concrete products and aggregates companies continued to trade well despite very competitive markets where price increases failed to match inflation. Investment continued to improve efficiency and strategic aggregate reserves were acquired at a number of locations.

Our seawater magnesia business continued to under-perform as low-priced Chinese exports kept the world price below 2002 levels. The price of natural gas, a major cost item, remained high throughout 2003.

Europe Materials—Other

2003 overview

CRH’s other European Materials operations are based primarily in Spain, Poland, Finland and the Baltics, Switzerland, Northern Ireland, Ukraine and Israel.

In Finland, strong volumes in the second half of the year compensated for the poor weather-related start and profitability was ahead of last year. Poland benefited from the rationalization implemented in 2002 together with entry into the lime market and, despite the difficult economic situation, operating income significantly improved. Cement demand in Switzerland was higher as major infrastructure projects commenced last year continued throughout 2003. Our Spanish operations enjoyed continuing strong demand. Despite the exceptionally difficult political situation, Israel performed in line with expectations and benefited from cost reductions and efficiency improvements.

An increase of 3.3% in net sales was recorded. Overall results benefited from acquisitions and Polish rationalization costs of €6 million charged in 2002, and operating income increased by 3.7%.

					Analysis of change
Results € million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Rationalization	Organic
Net sales	11%	1,256	1,216	+40	-67	+25	+31	—	+51

Operating income	14%	142	136	+6	-7	+3	+4	+6	—

Operating income margin		11.3%	11.2%

1.	Margins in 2002 and 2003 acquisitions were higher than in existing companies.
2.	A €51 million increase in underlying net sales was principally due to sales increases in all areas offset by declines in Poland.

Spain

In Spain, construction output grew by 6% largely due to continuing major infrastructure investment and a strong residential sector. However, margins were under pressure in competitive markets and profitability was similar to 2002.

Poland/Ukraine

The Polish economy was lackluster in 2003 with low GDP growth at 2.5% and continuing high unemployment at 18-19%. The outlook, however, improved in the fourth quarter fuelled by an increase in exports and low interest rates which gave a welcome boost to the building materials market.

Against this difficult background, and a very bad start to the year due to the severe and prolonged winter, cement volumes recovered over the remainder of the year to end broadly in line with 2002. Good operating performance at the Ozarów plant and the benefit of the rationalization program implemented in 2002 resulted in higher income.

Concrete products volumes benefited from stronger demand in the second half of the year but these markets remain very competitive. Blacktop and aggregates continue to suffer from the lack of any major program of investment in infrastructural projects, particularly in roads.

In 2003, we entered the Polish lime market through the acquisition of 86% of the State-owned Trzuskawica Lime Company in February, followed later in the year by Kujawy Lime. Both companies performed well and met expectations.

In a competitive Ukrainian market, Podilsky Cement achieved strong growth in sales with operating income in line with last year.

Finland/Baltics

The Finnish economy grew by 1.4% in 2003 with inflation low at 1.2%. Overall construction activity was stable as growth in housing and infrastructure projects compensated for declines in industrial and commercial demand. After a very slow weather-impacted first half, volumes in both cement and readymixed concrete improved significantly in the second half and profitability for the year ended ahead of last year.

The Baltic area performed well in 2003 with particularly strong demand for our products in St. Petersburg and Estonia.

Switzerland

The Swiss economy was flat during 2003; however, a weaker currency fuelled export growth in the second half. Construction activity varied, with good new residential activity in the bigger cities compensating for a decline in commercial and industrial activity. As the major infrastructure projects which commenced in 2002 were implemented, we enjoyed strong demand for cement and income improved.

Northern Ireland

In Northern Ireland, construction activity was similar to 2002. The year started poorly but the second half was strong particularly in the housing and road maintenance sectors. Our construction division had a good year, benefiting from a major power plant project and the busy water treatment sector.

Israel

The Israeli economy was adversely affected by the political situation. Cement demand in Israel was reduced, but the market in the West Bank and Gaza improved. Cost reductions and efficiency improvements implemented early in the year ensured that results were only slightly behind 2002.

Outlook 2004—Europe Materials

Republic of Ireland

In Ireland, housing demand, which is at an all-time high, is expected to moderate in the second half of the year. On the other hand, the volume of major road works should increase as new projects come on-stream. The commercial and industrial sectors should benefit later in the year from the anticipated economic recovery.

Other—Europe

In Finland, a recovery in exports is expected to lead to GDP growth of some 2.5%. Increased residential demand and infrastructure projects should counterbalance some softness in the other sectors. The Baltic area is anticipated to benefit from continuing strong markets in St. Petersburg and Estonia.

The outlook for Poland is for GDP growth of up to 4% with continuing low inflation. Entry into the European Union in May 2004 combined with the availability of lower real interest rates and affordable mortgage finance is expected to sustain the improvement in construction demand evident in the latter half of 2003. We expect further progress in Ukraine as the economy continues to modernize and benefits from being on the fringe of the EU.

In Switzerland, construction activity in the regions where we operate is forecast to remain strong with infrastructure projects and housing maintaining good levels of demand.

Construction activity in Spain is expected to grow by a further 3-4% in 2004 and reach a record high in output terms.

Cement consumption in Israel is likely to continue at current levels until the final quarter of 2004 when the economy is forecast to improve somewhat.

Overall, the Division is well placed to benefit from growth opportunities in improved markets across all regions. Tight cost control and efficiency improvement in parallel with selective acquisitions are expected to underpin further successful development of the business in 2004.

Americas Products & Distribution

In 2003, the Americas Products & Distribution Division was the largest contributor to Group net sales and the third largest contributor to Group operating income.

The Division is comprised of two reportable segments, Products and Distribution. Discussions of each of the reportable segments follow and highlight the key achievements and challenges during the year.

2003 overview

Each of the product groups faced significant issues during the year. An unusually wet spring and weak commercial construction markets were two important elements.

Operations along the Atlantic coast were impacted by the wet weather while generally more competitive circumstances adversely affected margins in the Division’s commercial products markets. Continued difficulties in the telecommunications industry hurt Precast group results.

Argentina’s economy improved due to stabilization of the Peso and private financing of housing leading to a better construction market. The Chilean economy improved modestly during the year.

Against the background of these challenging macroeconomic circumstances and with the benefit of significant acquisition activity, the segment recorded an increase in sales and operating income before translation

Products (comprising four groups—Architectural Products, Precast, Glass and South America)

					Analysis of change
Results € million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic
Net sales	20%	2,196	2,290	-94	-363	+124	+156	-11

Operating income	21%	216	249	-33	-39	+2	+20	-16

Operating income margin		9.8%	10.9%

1.	The U.S. dollar was on average 16% weaker against the euro in 2003 when compared to 2002.
2.	Margins in businesses acquired during 2002 and 2003 were on average lower than existing businesses.
3.	A €11 million decrease in underlying net sales resulted in a €16 million decrease in underlying operating income, with competitive circumstances adversely affecting margins.

Architectural Products

Fiscal 2003 was another year of growth in sales and operating income aided by significant acquisition activity.

Record spring rainfall in the eastern United States and weak commercial building conditions made for a challenging year. Despite this, sales and income in concrete masonry moved modestly ahead due to focused sales efforts and good cost controls, particularly in the West and South. Clay brick producer Glen-Gery, however, saw significant sales and income declines in very competitive markets.

Belgard®, APG’s professional hardscapes product line, achieved another year of sales and income growth. Lawn and garden product sales through homecenters also moved ahead, despite the wet weather and shortened selling season. Decorative stone sales were strong, but income was below expectation due to plant restructuring.

Acquisition and investment spend was a record €187 million, including several strategic entries into new markets. In January, APG acquired Northfield Block, with four plants in Chicago, providing a strong masonry presence in this large market. The addition in March of Bend Industries, with two modern plants in eastern Wisconsin, expanded our masonry position in the Midwest. Both Northfield and Bend added significant homecenter businesses.

In June, APG acquired Matt Stone Company, a leading producer of concrete lawn and garden products. Matt Stone, which sells primarily to homecenters, operates 7 plants in Florida, Texas, Georgia, South Carolina and Kentucky. This is APG’s initial entry into the large and growing Florida market, providing an excellent platform for growth.

The acquisition in July of Georgia Masonry Supply, with one block plant and three distribution centers in Georgia, added another geographic platform in concrete and clay masonry products. In October, APG added Supreme Block, a two-plant masonry bolt on to existing operations in northern Virginia. The acquisition of Global Stone, also in October, expanded our position in decorative stone and bagged lime products with three sites in Georgia, Virginia and Pennsylvania.

During the year, two new paver plants were built in Kansas and North Carolina supporting growth in the Belgard® and homecenter businesses.

Precast

Continued softness in the important non-residential market and depression in the telecommunications sector limited sales growth to only slightly above 2002 levels. With cost cutting measures and some consolidation of operations, we were able to maintain margins and income. On a regional basis, the Mountain States and the Southeast improved while the West remained strong. These improvements offset volume shortfalls in the Northeast region.

On the development front, we built a new precast plant in Baltimore replacing two aging facilities in Maryland. This plant, the largest precast facility in the group, will serve the Mid-Atlantic market with hollowcore flooring and wall panels. Together with updated operations in New York and Pennsylvania, we have a full range of precast building components to supply the Northeast and Mid-Atlantic markets.

While this group made no acquisitions in 2003, integration of late-2002 acquisitions, when combined with operating cost reductions implemented in 2003, resulted in better second-half performance. This momentum should carry into 2004 with stronger backlogs and reduced costs.

Glass

Commercial construction markets remained weak in 2003 resulting in a very competitive environment. Despite sustained difficult trading conditions throughout the year, sales volumes held firm due to market share gains while operating margins and income declined due to competitive circumstances.

Responding to a tough market environment, the Group has accelerated its efforts to develop innovative, differentiated products to enhance its market position. An expanded portfolio of branded, high-performance products includes: structural glass walls (Stackwall®); fire-rated glass (Pyroguard®); curved tempered glass (Bentemp®); blast-resistant glazings (Blast-Tec™); and hurricane-resistant glass (StormGlass®). Promotional and marketing initiatives are generating demand amongst specifiers and provide a solid platform for future growth.

The group completed two acquisitions in 2003. In March, Southwest Aluminum Systems was acquired, establishing an entry position in architectural aluminum glazing systems which are used to fasten glass into buildings. Located in Chandler, Arizona, Southwest has a market-leading regional presence for custom architectural aluminum doors and engineered storefront extrusions.

In May, the Group completed the bolt-on acquisition of April Industries in Montreal, Quebec which provides a stronger presence in eastern Canada. Its well-located operating facility also enables penetration of the New England states. Its solid customer base and new 130,000 square foot facility with state-of-the-art automated fabrication equipment offers a complete portfolio of custom architectural glass fabrication products and services.

South America

In an improving residential construction environment, our Argentine clay products operations achieved further growth in local currency terms through effective domestic marketing and a growing export business. Despite continued weakness in the commercial market, the Group’s Argentine glass fabricator improved its results due to cost reductions and increased exports. Results in our Chilean glass operation declined despite continued cost reductions due to a very competitive construction environment.

Distribution

2003 overview

Historically low interest rates boosted both new residential construction and residential refurbishment. A harsh winter also created demand for roofing products.

					Analysis of change
Results € million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic
Net sales	9%	986	999	-13	-164	+67	+38	+46

Operating income	5%	52	43	+9	-7	+7	+3	+6

Operating income margin		5.3%	4.3%

1.	The U.S. dollar was on average 16% weaker against the euro in 2003 when compared to 2002.
2.	Margins in businesses acquired during 2003 and 2002 were on average higher than in existing businesses.
3.	A €46 million increase in underlying net sales and a margin improvement from pricing benefits achieved by using the capability of the new information system resulted in a €6 million increase in underlying income.

Heritage branches made meaningful further progress through improved gross margins. A critical factor in the improved performance has been continued investment in personnel through extensive training and some external recruitment. Recently acquired businesses performed ahead of expectations.

Outlook 2004—Americas Products & Distribution

Construction forecasts for 2004 reflect a modest improvement in commercial construction and a slight decline in residential. With management initiatives in place and our geographic and end-use balance, we expect 2004 to be a year of progress for the Division.

Europe Products & Distribution

In 2003, the Europe Products & Distribution Division was the second largest contributor to Group net sales and the fourth and smallest contributor to Group operating income. The Division is comprised of two segments, Products and Distribution.

2003 overview

With the exception of the U.K., construction output in all key markets remained depressed. Throughout Europe, activity in new office and commercial building declined and new housing continued weak.

Nevertheless, in 2003, we saw a strong performance from Europe Products & Distribution with sales up 23% and operating income 39% ahead of last year. Aided by cost cutting and efficiency programs, our legacy businesses improved, however, the bulk of the advance in sales and income was due to 2002 and 2003 acquisitions.

The Division was very active on the development front in 2003, spending a record €1 billion. The biggest deal was the €0.7 billion acquisition of Cementbouw in the Netherlands completed on October 3. The Cementbouw activities were integrated in Concrete products, Clay products and Distribution. 14 further deals were concluded with operations in seven European countries.

Products

					Analysis of change
Results € million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic
Net sales	16%	1,721	1,416	+305	-38	+96	+220	+27

Operating income	14%	143	107	+36	-4	+10	+25	+5

Operating income margin		8.3%	7.5%

1.	The underlying sales increase of €27 million reflects improving conditions in all product operations with the exception of concrete. This resulted in a proportionately greater improvement in operating income aided by cost cutting and efficiency programs.
2.	Margins in acquired businesses in 2002 and 2003 were higher than ongoing operations.

The Products segment is organized into four product groups—Concrete Products, Clay Products, Insulation and Building Products. The Building Products group in turn comprises 3 sub-groups: Fencing & Security, Daylight & Ventilation and Concrete Accessories.

Concrete products

This group produces architectural (pavers, tiles and blocks), structural (floor and wall elements) and utility (drainage and poles) concrete products. Predominantly supplying the new-build sector, the group experienced difficult markets in 2003. In this challenging environment, the Concrete Products group delivered a strong performance, with legacy businesses reporting results just below 2002 and a strong contribution from 2002 and 2003 acquisitions. Good progress has been made with the integration of the Cementbouw concrete products businesses.

The architectural group faced tough conditions in the Benelux market, with reduced local authority spending and new housing at the lowest level since the 1950s. However, thanks to the ongoing cost reduction program, operating income was maintained. EHL, the German paving company acquired in 2002, performed strongly and exceeded expectations. In June, EHL acquired Premac, a leading paving producer in Slovakia; significant synergies in marketing and product development are being achieved. In the U.K., demand for Forticrete’s concrete masonry and roofing products benefited from the increase in the housing market and, despite weakness in the commercial sector, sales and operating income grew.

The structural group delivered a robust performance in the weak Benelux market, with legacy businesses matching 2002 results. The 2003 acquisitions, Maessen (Belgian bolt on) and Betonelement (leading Danish producer of precast concrete elements), performed well and have fitted-in with our existing structural businesses. In addition, Betonelement provides a solid platform for further growth in Scandinavia.

The utility group saw a decrease in underlying sales and income due to the ongoing weakness of the telecom sector and the French power pole market. This drop was moderated through cost cutting, efficiency improvement and product development. Encouragingly, the Belgian operations reported a good operating income improvement. The acquisition in December of three concrete pole plants from Amec Spie is an important step in the ongoing rationalization of this market in France.

Clay products

The Clay Products group delivered an increase in sales and income comprising organic growth plus the contribution from Cementbouw’s clay operations.

U.K. housing starts were again up on the previous year as were industry brick deliveries, albeit at a lower rate. Ibstock volumes were held to a similar level as 2002 due to a combination of kiln rebuilds and changed product mix. However, margins moved upward with the benefit of price improvements.

In Mainland Europe, the German market remained difficult. In Poland, activity was disrupted in early 2003 by the long winter; thereafter, recovery was strong. The better conditions in Poland together with the cost saving measures implemented in 2001 and 2002 resulted in a significant improvement in results.

De Bylandt and De Waalwaard, Cementbouw’s clay paving and facing brick operations, were successfully integrated into our existing Dutch clay product businesses.

Insulation

The Insulation group is a leading foam insulation manufacturer in Europe with strong positions in the U.K., Ireland, the Benelux, Germany, Poland, Scandinavia and the Baltic area. In October, the group extended its operations with the acquisition of Unidek, a leading producer of expanded polystyrene insulation products and roofing systems with factories in the Netherlands and Germany. Both sales and operating income were significantly ahead of 2002, with sales now running in excess of €350 million per annum.

Building products

Building Products comprises of three sub-groups: Fencing & Security, Daylight & Ventilation and the newly-acquired Concrete Accessories. The group had a strong year with acquisitions contributing to a strong increase in sales and operating income.

Fencing & Security had an excellent year with sales and operating income well ahead of last year. Existing businesses increased operating income from the 2002 level with good performances in both the U.K. and the Benelux partly offset by Germany.

Daylight & Ventilation had a difficult year. On similar sales, income declined due to the disappointing German market and once-off restructuring costs. The group should fare better in 2004 with substantial cost reductions coming through from 2003 rationalization measures at the German operations.

The Concrete Accessories group was formed following the acquisition in April of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. The company had a strong year with sales and income in line with our expectations.

Distribution

					Analysis of change
Results € million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic
Net sales	12%	1,362	1,090	+272	-14	+123	+177	-14

Operating income	6%	70	46	+24	—	+4	+14	+6

Operating income margin		5.1%	4.2%

1.	Margins in acquired businesses were on average higher than in ongoing operations.
2.	Underlying net sales decreased by €14 million. Underlying operating income increased by €6 million aided by cost reduction programs.

Fiscal 2003 was an excellent year for the Distribution Group in Europe. The Cementbouw builders merchanting and DIY divisions were successfully integrated and a strong advance in sales and operating profit was recorded.

DIY

Our DIY homecenter businesses had an exceptional year of progress although retail demand in the Netherlands slowed in the second half of the year. With the inclusion of the 54 Cementbouw DIY stores in the Netherlands and the acquisition of 13 stores in Belgium and three stores in the Netherlands, we consolidated our leading position in the Benelux DIY market. Our total network now consists of 130 stores, 116 in the Netherlands and 14 in Belgium. In Portugal, our joint venture again advanced in sales and income. In 2003, three new stores were opened, bringing the total chain to 16 stores. Further openings are planned for 2004.

Builders Merchants

Netherlands: Overall, the Dutch merchanting businesses performed well, with a strong improvement in income both from the inclusion of Cementbouw and successful cost reduction programs in the legacy businesses.

France: In difficult market conditions, our Ile-de-France merchanting businesses outperformed mainly due to the turnaround at Matériaux Service. In December, we increased our stake in SAMSE, and entered into a joint venture with SAMSE to acquire Doras, a regional merchant active in Burgundy and Franche-Comté, on a phased basis. This deal gives CRH entry into a new region of France and offers good expansion opportunities.

Switzerland: Fiscal 2003 was a successful year with sales and income in our existing businesses supplemented by 2002 acquisitions Vicom and Baubedarf. We successfully concluded the integration of these businesses and took advantage of synergy opportunities through the consolidation of general merchanting activities within the Baubedarf organization. Performance improvement measures are being taken at Richner whose ceramic and sanitaryware business faces difficult markets.

Poland: Our Warsaw-based merchant, GenBud, showed another advance in sales and income.

Outlook 2004—Europe Products & Distribution

The consensus is that European construction markets bottomed-out in 2003, but that the recovery in 2004 will be modest. In particular, Germany will remain in recession.

Our focus will be on integrating the major acquisitions made in 2003 and on delivering the significant synergies which they offer. Our development teams continue to seek out suitable acquisition prospects. We look to a significant operating income advance, underpinned by our 2003 acquisitions.

2002 compared with 2001

Results

The key components of 2002 performance are analyzed in the table on page 57.

Exchange translation effects

The average 2002 euro exchange rate was 5% stronger versus the U.S. dollar than in 2001 resulting in a net negative income before taxation translation impact of €28 million. The income statement impact of other currency movements during 2002 was not significant.

Incremental impact of acquisitions

The incremental operating income (see definition in footnote (b) on page 3) effect in 2002 of €34 million from acquisitions completed during 2001 principally reflected an additional seven-month contribution from the 25% joint venture investment in the Mashav Group, which owns Nesher Cement, Israel’s sole cement producer, together with contributions from 2001 acquisitions in the Products & Distribution Divisions in Europe and North America. The incremental benefit from 2001 acquisitions in the Americas Materials Division was, as expected, modestly positive despite first-time winter losses at Mount Hope Rock Products which was acquired in April 2001.

The €80 million operating income impact of acquisitions completed during 2002 principally reflected a strong contribution from the EHL Group, a producer of concrete paving and landscape walling products in Germany, which was acquired in May 2002. CRH also benefited from strong initial contributions from Americas Materials Division acquisitions in Iowa, Utah, Idaho and Ohio as well as from deals completed by the Architectural Products and Distribution groups across their operations in the United States.

Benefits of 2001 Rights Issue

The incremental interest income in 2002 arising on the proceeds from the March 2001 Rights Issue amounted to €13 million.

Ongoing operations

In a very difficult year, ongoing operations suffered a decline at the sales and operating income levels. The most severe setback was experienced by the Americas Materials Division which suffered from unseasonably wet weather in May and June 2002 and slower underlying second half demand. The Precast operations in the Americas Products & Distribution Division continued to be affected by the sharp decline in non-residential activity; however, the Architectural Products, Glass and Distribution activities combined reported an increase in operating income. In Europe, the Materials Division reported similar underlying income before taking account of a €7 million rationalization charge in its Polish operation. The Europe Products & Distribution Division reported a slight decline in underlying income which was largely offset by a €3 million reduction in rationalization costs compared with 2001.

Lower interest rates combined with the benefits of strong cash flows from operating activities resulted in a positive finance cost impact from ongoing operations.

Analysis of the change in net sales, income before interest expense and income before tax for 2002

(including share of joint ventures)

€ million	2001	Exchange translation effects	Incremental effect in 2002 of acquisitions completed during		Disposed businesses	Benefits of 2001 Rights Issue	Incremental effect in 2002 of rationalization costs charged in		Ongoing operations	2002
			2001	2002			2001	2002
Net sales	10,444	(390)	436	678	(45)	—	—	—	(329)	10,794

Operating income	1,020	(38)	34	80	—	—	8	(12)	(44)	1,048
Goodwill amortization	(61)	2	(6)	(5)	—	—	—	—	—	(70)
Gain on sale	17	—	—	—	—	—	—	—	(1)	16

Income before interest expense	976	(36)	28	75	—	—	8	(12)	(45)	994
Net interest expense	(173)	8	(25)	(20)	—	13	—	—	59	(138)

Income before tax	803	(28)	3	55	—	13	8	(12)	14	856

Change		-3%	—	+7%	—	+1%	+1%	-1%	+2%	+7%

Taxation as a percentage of income before taxes at 26.5% was 0.5 percentage points lower than 2001 (27.0%).

Net income attributable to ordinary shareholders for 2002 amounted to €623.3 million, an increase of 7.1% over 2001 net income of €582.0 million.

The growth in net sales, net income per share and net dividend over a five and ten-year period are highlighted below.

Compound average growth rates (based on Irish GAAP)

	5-Year	10-Year
Net sales	21%	21%
Net income per share	15%	21%
Net dividend (i)	13%	13%

(i)	No tax credits attach to dividends paid after April 6, 1999.

Americas Materials

In 2002, the Americas Materials Division was the second largest contributor to Group net sales and the largest to Group operating income.

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Net sales	29%	3,072	3,168	-96	-167	+100	+241	-270

Operating income	32%	336	346	-10	-18	+1	+40	-33

Operating income margin		10.9%	10.9%

1.	The U.S. dollar was on average 5% weaker against the euro in 2002 when compared to 2001.
2.	Net sales decreased by €270 million primarily due to weak markets. Margins remained constant as the decline due to sales decreases in the heritage operations were offset by higher margins in acquired companies.

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

Another busy development year saw significant add-ons to existing operations with a combined spend of €439 million on 20 deals. The largest acquisitions completed during the year were U.S. Aggregates’ operations in Idaho, Utah and Alabama, two sand & gravel pits and four quarries in Ohio, and Nuckolls Concrete in Iowa. The Division successfully completed other add-on deals that complement existing operations and continued the focus on acquiring strategically located, high quality aggregate reserves.

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

TEA-21, the Federal highway spending program, had a strong funding in 2002 of U.S.$31.8 billion, but some projects were delayed due to the uncertainty surrounding 2003 funding levels and worsening conditions in the finances of some states. Across our operations, residential markets remained strong, buoyed by continued low interest rates. Non-residential construction fell, especially in certain sectors such as office and hotel development, reflecting the slower economy.

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

Iowa continued to perform ahead of expectations. In addition to the aggregate and asphalt operations acquired in 2001, we became active in readymixed concrete through the 2002 acquisition of Nuckolls Concrete Services, a readymixed concrete producer in central and western Iowa. Together with some smaller add-on deals, we have created a substantial vertically integrated materials business in Iowa.

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

Products (comprising four groups—Architectural Products, Precast, Glass and South America)

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Net sales	21%	2,290	2,343	-53	-159	+114	+62	-70

Operating income	24%	249	256	-7	-15	+9	+7	-8

Operating income margin		10.9%	10.9%

1.	The U.S. dollar was on average 5% weaker against the euro in 2002 when compared to 2001.
2.	Margins in businesses acquired during 2001 and 2002 were on average lower than existing businesses.
3.	A €70 million decrease in underlying net sales resulted in a €8 million in underlying income, with the Division maintaining its margin through cost reductions.

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

In October, APG acquired the Specialty Minerals Group, establishing a platform in decorative stone, pelletised lime soil conditioners as well as consumer and industrial lime products. Its four plants in Massachusetts, New Jersey, Pennsylvania and Virginia expand APG’s lawn and garden business in the East. In December, the acquisition of Dixie Cut Stone & Marble extended our decorative stone business into the Midwest and added growth platforms in cut limestone and marble and granite products.

Precast

Due to continuing soft non-residential markets and a depression in telecommunications sales were below the level of 2001, which had a substantial negative effect on income. Rebounds in our California and Maine operations were inadequate to overcome setbacks in telecommunications across the country and in our prestressed business in the Northeast and a general weakness in the Southeast.

Aggressive steps were taken to cut costs, divest assets and exit non-core markets. However, we also took the opportunity to make some acquisitions. Christy Concrete Products, a national leader in concrete and polymer meter boxes, was acquired in August 2002 and, when combined with Synertech gives us national coverage and growth potential. In late 2002, we acquired the assets of Precast Systems in Houston and Loomis in eastern Pennsylvania, expanding our presence in these markets. Telecommunications products remain an important long-term element of our business; consequently in October, we purchased the Shelter Division assets of Andrew Corporation with plants in Georgia and Kansas, making us one of the largest producers of communication enclosures in North America.

We continued to make prudent investments to update our facilities throughout the Precast group. In 2002, the two-year rollout of a modern software system was completed.

Glass

In 2002, non-residential architectural glass markets weakened significantly. Despite these challenging trading conditions, Glass group reported only a modest decline in sales and operating income reflecting the benefits of a program of internal cost reduction and volume gains.

In July 2002, the group formed a joint venture with Arpal Aluminum Systems, to supply proprietary blast-mitigation windows and curtain wall systems to U.S. Government agencies worldwide. The new company, Oldcastle-Arpal LLC, combines the geographic reach and laminated glass manufacturing capacity of Oldcastle Glass with the patented, energy-absorbing blast mitigation glazing solutions developed by Arpal. This organization was selected by the U.S. General Services Administration to supply blast-mitigation windows for the headquarters of a federal government building in the metropolitan Washington D.C. area. Additionally, the group made a modest investment in branded entrance systems which further extended its offering of specialized glazing and entrance systems to architects and product specifiers.

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

Distribution

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Net sales	9%	999	897	+102	-47	+27	+99	+23

Operating income	4%	43	30	+13	-2	+3	+7	+5

Operating income margin		4.3%	3.3%

1.	The U.S. dollar was on average 5% weaker against the euro in 2002 when compared to 2001.
2.	Margins in businesses acquired during 2002 and 2001 were on average higher than existing businesses.
3.	A €23 million increase in underlying net sales and a margin improvement from pricing benefits achieved by using the capability of the new information system resulted in a €5 million increase in underlying income.

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

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Net sales	6%	711	710	+1	—	+1	—	—

Operating income	12%	131	135	-4	—	—	—	-4

Operating income margin		18.4%	19.0%

(1)	No increase in underlying net sales due mainly to an overall decline in the market while the reduction of €4 million in underlying income resulted from a decline in margins due to under-recovery of cost increases.

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

2002 was another extremely difficult year for our seawater magnesia business during which low-priced Chinese exports of fused magnesia reduced overall world prices. Increased energy costs, particularly natural gas, exacerbated this difficult situation.

Europe Materials—Other

2002 overview

CRH’s other European Materials operations are based primarily in Spain, Poland, Finland and the Baltics, Switzerland, Northern Ireland, Ukraine and Israel.

Poland maintained 2001’s volumes in a very challenging business environment and our early corrective measures allowed us to maintain underlying profitability. Activity in Finland and in Switzerland was lower than in 2001 but demand was buoyant in Spain and the Ukraine.

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

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalization	Organic
Net sales	12%	1,216	1,151	+65	-16	+56	+14	—	+11

Operating income	13%	136	136	—	-2	+8	+1	-7	—

Operating income margin		11.2%	11.8%

1.	Margins in 2001 and 2002 acquisitions were higher than in existing companies.
2.	A €11 million increase in underlying net sales was principally due to sales increases in Spain offset by declines in Switzerland. This sales increase resulted in a nil impact on operating income as margins declined due to under-recovery of cost increases.

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

In this difficult market, volumes in our cement operations only marginally increased. Operating performance at the Ozarów facility exceeded expectations and, with a lower cost base resulting from the €7 million rationalization program implemented early in the year, the cement companies achieved a significant improvement in underlying profitability.

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

Products

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalization	Organic
Net sales	13%	1,416	1,181	+235	-6	+92	+169	—	-20

Operating income	10%	107	80	+27	-1	+11	+20	+6	-9

Operating income margin		7.5%	6.8%

1.	The underlying sales decline of €20 million reflects difficult conditions in the clay and concrete operations. This resulted in a €9 million decline in operating income.
2.	Margins in acquired businesses in 2001 and 2002 were higher than ongoing operations.

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

In May 2002 we acquired the EHL Group, the German leader in concrete paving and landscape walling products for €155 million and income for the eight months to end-2002 exceeded our expectations.

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

Distribution

					Analysis of change
Results € million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalization		Organic
Net sales	10%	1,090	994	+96	+5	+46	+93	-45	*	-3

Operating income	5%	46	37	+9	—	+2	+5	-3		+5

Operating income margin		4.2%	3.7%

*	reduction in sales relates to the disposal of Swiss distribution businesses.
1.	Margins in acquired businesses were on average higher than ongoing operations.
2.	Underlying net sales decreased by €3 million. Underlying operating income increased by €5 million as a result of strong organic DIY gains.

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

Our DIY joint venture in Portugal also made progress, with sales up 13% and income reaching satisfactory levels now that critical mass has been reached. During 2002, two new stores were opened, bringing the total number of stores in the chain to 13.

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

In Switzerland, we made significant progress in developing our merchanting business. In June 2002 we acquired Vicom Baubedarf and in October 2002 we bought BBH Baubedarf. Together with our legacy business, Richner AG, we have now achieved market leadership in German-speaking Switzerland with a network of 45 locations.

Taxation

The Company is subject to Corporation Tax in the Republic of Ireland on income arising from sources within Ireland. Companies in Ireland are subject to different Corporation Tax rates depending on the activity carried out by the company. Except for certain companies engaged in specified manufacturing activities, companies in Ireland are in general subject to Corporation Tax at the highest rate of 12.5% (the highest rate was 16% prior to December 31, 2002, 20% prior to December 31, 2001 and 24% prior to December 31, 2000).

Group companies with income arising from the sale of goods manufactured in Ireland, regardless of whether the goods are exported, are liable to Corporation Tax at a reduced rate of 10% up to December 31, 2010.

New Accounting Standards

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations (ARO) when they are incurred (typically when the asset is purchased). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

The cumulative catch-up adjustment to January 1, 2003 under SFAS 143 of €6.5 million charged against income in the 2003 reconciliation to U.S. GAAP on page F-59 comprises accumulated long-lived asset depreciation expense of €2.3 million, cumulative accretion expense of €6.9 million on the total ARO liability, AROs of €5.7 million relating to existing operations, less €4.5 million already charged to accumulated net income under Irish GAAP and less the related deferred tax impact of all of the above entries of €3.9 million. In addition, depreciation and ARO accretion expense under U.S.GAAP for the year ended December 31, 2003 amounts to €1.6 million, compared with a €0.9 million expense recorded under Irish GAAP, resulting in a net U.S. GAAP adjustment for the current year of €0.7 million charged against income.

Impact of International Accounting Standards

As part of the European Commission’s plan to develop a single European capital market, the application of International Financial Reporting Standards (IFRS) will become mandatory for the consolidated financial statements of all listed European Union companies with effect from the beginning of 2005. This will require the production of IFRS-compliant financial statements by the Group for the financial year ended December 31, 2005 together with comparative figures for the prior year. The Group is well advanced in preparing for the move to report under IFRS in line with this timetable.

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

The significant accounting policies adopted by the Group are set out in Note 1 of the Notes to Consolidated Financial Statements, while the other Notes to Consolidated Financial Statements contain the disclosures required by Irish and U.S. GAAP.

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

For further discussion related to environmental matters, see “Item 4—Information on the Company—Environmental Regulations” on page 37.

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

Pensions and other post-retirement benefits

The amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare costs trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investment currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, on future labor market conditions and (iv) for healthcare cost trend rates, on the rate of medical cost inflation in the regions of the world where the benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and postretirement benefit obligation for 2003, 2002 and 2001 are disclosed in Note 29 to Consolidated Financial Statements. In accordance with Irish GAAP and U.S. GAAP, actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs are accumulated and amortized over future periods and therefore generally affect recognized expense and recorded obligations in future accounting periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other postretirement obligations and expenses in future accounting periods.

Impact of Inflation

Inflation has not had a material effect on the Group’s consolidated results of operations and financial condition during the three-year period ended December 31, 2003.

Liquidity and Capital Resources

2003 compared with 2002

The cash inflow from operating activities reflects our group operating income (before goodwill amortization) less interest adjusted for non-cash items and taxation payments. Working capital movements in 2002 were favored by a run-down during that year of very high year-end 2001 U.S. working capital levels following excellent fourth quarter weather conditions for the construction industry. A more normal seasonal demand pattern is evident in a €62 million outflow for 2003 compared to an inflow of €66.5 million in 2002.

Although 2003 was a very active year for acquisitions, the 2003 depreciation and goodwill amortization charges show little change on the 2002 levels largely due to exchange translation effects.

Taxation payments were €59.4 million lower than in 2002 reflecting timing and exchange translation effects. Net interest paid reduced by €21.1 million, largely attributable to favorable exchange translation.

2003 spend of €1.6 billion on acquisitions and investments reflects the completion of the Cementbouw and S.E. Johnson acquisitions combined with 39 bolt-on deals across the Group’s operations. Approximately 65% of this total was spent in Europe with the remaining 35% invested in North America. This compares with €1 billion spent in 2002.

Against a challenging market backdrop, the Group continued to maintain a tight rein on capital spending although some larger development projects were initiated as the year progressed. Capital expenditure of €402.0 million (2002: €367.4 million) represented 3.7% of Group net sales (2002: 3.5%) and amounted to 0.88 times depreciation (2002: 0.81 times).

Proceeds from the sale of non-strategic long-lived and financial assets reduced to €77.9 million in 2003 from €104.4 million in 2002.

Proceeds from share issues principally reflect the take-up of shares in lieu of dividend under the Company’s scrip dividend scheme augmented by issues under Group share option and share participation schemes, and amounted to €41.1 million (2002: €36.7 million) net of issue expenses.

Dividends paid to shareholders and minority shareholders less dividends received from joint ventures and associates amounted to €131.0 million (2002: €111.5 million).

Exchange rate movements between end-2002 and end-2003 reduced the euro amount of net foreign currency debt by €243 million principally due to the weaker U.S. dollar.

Debt net of cash amounted to €2,308.1 million at December 31, 2003, compared with €1,709.9 million at December 31, 2002. Due to the increase in net debt the Group’s ratio of debt to ordinary shareholders’ equity of 48.5% at year-end 2003 was 12.5 percentage points higher than at year-end 2002. EBITDA interest cover (as defined on page 42) was 13.1 times in 2003 (2002: 11.3 times, 2001: 8.5 times).

Cash balances reduced to €1,298.0 million at December 31, 2003 from €1,533.2 million at December 31, 2002 primarily as a result of overall net cash outflows and negative foreign exchange translation of €147.0 million. Currency analysis of the cash balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2003	408.5	421.8	238.4	190.7	38.6	1,298.0
December 31, 2002	478.9	547.6	294.0	173.4	39.3	1,533.2
December 31, 2001	621.6	360.4	287.1	143.5	50.7	1,463.3

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased from €4,746.7 million at December 31, 2002 to €4,757.7 million at year-end 2003. Earnings of €492.4 million retained for 2003, combined with proceeds of €41.1 million (net of expenses) from share issues (appropriations under the Group Share Participation Schemes (see “Item 6—Directors, Senior Management and Employees”) and issues in lieu of dividends) were largely offset by unfavorable currency translation effects of €522.5 million (principally due to the 16% revaluation of the euro against the U.S. dollar).

2002 compared with 2001

The cash inflow from operating activities reflects our group operating income (before goodwill amortization) less interest adjusted for non-cash items and taxation payments.

Once again in 2002, control of working capital levels remained a key priority for the Group. The return to normal U.S. weather in the final quarter resulted in a traditional seasonal run down in working capital levels, in contrast to 2001 when very favorable conditions resulted in higher than normal year-end working capital. This, combined with ongoing intensive efforts at the operational level to control receivable levels, resulted in an inflow from working capital of €66.5 million compared to an outflow of €64.3 million in 2001.

The increased depreciation and amortization charge (2002: €523.9 million; 2001: €495.3 million) reflects the impact of acquisitions completed in 2001 and 2002.

Taxation payments, which had been favorably impacted in 2001 by timing issues, reverted to relatively normal levels in 2002, increasing to €162.3 million from €79.1 million. Lower interest rates combined with a positive cash flow resulted in a reduction in net interest paid of €59.7 million.

The €1 billion spend on acquisitions and investments in 2002 reflect the completion of 45 deals across the Group’s operations.

Against a challenging market backdrop only essential capital projects were undertaken, resulting in a decline in such expenditure for the first time since 1991. Capital expenditure of €367 million represented 3.5% of sales (2001: 4.4%) and amounted to 0.81 times depreciation (2001: 1.04 times).

Proceeds from the sale of non-strategic long-lived and financial assets increased to €104.4 million in 2002 from €89.0 million in 2001.

Proceeds from share issues principally reflect the take-up of shares in lieu of dividend under the Company’s scrip dividend scheme, augmented by issues under Group share option and share participation schemes. The 2001 figure reflects the March 2001 Rights Issue, which raised approximately €1.1 billion (net of expenses). Also, in 2001 preference shares in a subsidiary company were issued on a non-recourse basis to a financial institution in connection with the financing of our 25% investment in Mashav in Israel.

Exchange rate movements between year-end 2001 and year-end 2002 reduced the euro amount of net foreign currency debt by €248 million, which was principally due to the 18% revaluation of the euro against the U.S. dollar.

Debt net of cash amounted to €1,709.9 million at December 31, 2002, compared with €1,893.7 million at December 31, 2001. Due to the decrease in net debt the Group’s ratio of debt to ordinary shareholders’ equity of 36% at year-end 2002 was 4 percentage points lower than at year-end 2001. EBITDA interest cover (as defined on page 42) was 11.3 times in 2002 (2001: 8.5 times, 2000: 6.7 times).

Cash balances increased to €1,533.2 million at December 31, 2002 from €1,463.3 million at December 31, 2001 primarily as a result of overall net positive cashflows partly offset by negative foreign exchange translation of €103.1 million. Currency analysis of the cash balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2002	478.9	547.6	294.0	173.4	39.3	1,533.2
December 31, 2001	621.6	360.4	287.1	143.5	50.7	1,463.3
December 31, 2000	337.2	624.7	277.2	96.4	26.4	1,361.9

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased from €4,734.2 million at December 31, 2001 to €4,746.7 million at year-end 2002. Earnings of €490.0 million retained for 2002, combined with proceeds of €36.7 million (net of expenses) from share issues (appropriations under the Group Share Participation Schemes (see “Item 6—Directors, Senior Management and Employees”) and issues in lieu of dividends) were largely offset by unfavorable currency translation effects of €514.2 million (principally due to the 18% revaluation of the euro against the U.S. dollar).

Borrowings and Credit Facilities

The Group has a U.K.£100 million Sterling Commercial Paper Program, supported by the U.K.£300 million multicurrency revolving credit facility, which is available for general corporate purposes. There were no amounts outstanding under this Program at December 31, 2003 (2002: nil).

In September 2003, the Group completed a U.S.$1 billion Global Bond Issue, which substantially extended the maturity profile of the Group’s net debt. The issue raised U.S.$700 million of 10-year money and U.S.$300 million due for repayment in 30 years. This Bond Issue, which is rated BBB+/Baa1/A-, was significantly over-subscribed and followed the successful U.S.$1 billion 10-year Global Bond Issue which was completed in March 2002. Both issues were registered with the SEC.

The Group finished the year in a very strong financial position with 97% of the Group’s gross debt drawn under committed term facilities, 88% of which mature after more than one year. In addition, at year-end, the Group held €638 million of undrawn committed facilities, which had an average maturity of 2 years.

These committed facilities, 88% of which mature after more than one year, are mainly with a number of international banks. Commitment fees are paid on the unused portion of the lines of credit, and borrowings under the facilities will be at prevailing money market rates.

At December 31, 2003, gross debt (including finance leases) amounted to €3,606.1 million (2002: €3,243.1 million, 2001: €3,357.0 million) of which approximately 30% was at fixed interest rates (2002: 27%, 2001: 37%).

An analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration at December 31, 2003 is as follows:

Payments due by period	less than 1 year	1-3 years	3-5 years	more than 5 years
	€m	€m	€m	€m
Gross debt	505.4	442.8	307.7	2,328.0
Finance leases	4.9	6.2	2.5	8.6
Operating leases	101.4	125.0	69.7	150.1
Deferred acquisition consideration	58.3	52.8	30.6	13.1

	670.0	626.8	410.5	2,499.8

Interest Swap Agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements to alter the interest payable on debt from fixed to variable and vice versa. While the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, the combination of interest rate swaps and fixed rate debt reduces the Group’s interest rate market risk by fixing interest rates on a portion of the Group’s net debt in individual currencies. The Group accounts for interest rate agreements as hedges, the Consolidated Statements of Income reflecting only the net interest receivable or payable under such agreements on the accruals basis. The fair values of the swap transactions, which are not recognized in the financial statements under Irish GAAP, are included under derivative contracts in Note 19 of Notes to Consolidated Financial Statements.

Currency swap agreements

The Group enters into currency swap agreements to manage the group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations. The net book liability of the currency agreements amounted to €177.1 million as at December 31, 2003, and the fair values of the currency swap transactions are included under derivative contracts in Note 19 of Notes to Consolidated Financial Statements.

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,445.6 million in respect of loans, bank advances and future lease obligations, €41.5 million in respect of deferred acquisition consideration, €126.9 million in respect of letters of credit and €17.5 million in respect of other obligations.

Working capital

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2004.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements, as such term is defined for purposes of Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Material Commitments for Capital Expenditure

At December 31, 2003, capital expenditure contracted but not provided in the financial statements amounted to €132.1 million and capital expenditure commitments authorized by the Directors but not contracted for amounted to €87.5 million. CRH expects that capital expenditure for the year 2004 will be somewhat higher than the amount spent in 2003, which amounted to €402 million. These expenditures will be financed from internal resources and management estimates that 2004 expenditure will be split approximately evenly between Europe and the Americas. The level of capital expenditure is regularly reviewed during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

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

Trend Information—2004

The year 2004 has started well with more normal seasonal weather patterns in Northern Europe and North America than in 2003 and a continuing good level of acquisition activity across our operations.

In Ireland, the very strong housing demand evident in 2003 has continued while commercial and industrial activity remains flat. Cement and concrete product volumes overall are ahead of the same period last year. As expected the pace of infrastructural investment has been slower than in 2003; however, a pick-up is anticipated as new projects come on-stream.

In Britain, Ibstock Brick volumes to date are similar to 2003 levels while further price improvements are being achieved. Activity in Northern Ireland has improved.

In Mainland Europe, our Materials operations got off to a better start than in weather-affected 2003. Volumes increased from last year’s depressed levels in our cement operations in Finland, Poland and Switzerland with the latter continuing to benefit from major tunneling projects. The Polish market has had a particularly strong start to the year although activity ahead of the May 1 VAT increase on building materials may be responsible for an element of the early buoyancy. Readymixed concrete volumes in Spain have declined but prices are showing improvements on 2003 levels.

Our Products & Distribution Division in Mainland Europe continues to experience generally subdued demand but is benefiting from strong contributions from its record 2003 development spend. The integration of Cementbouw, acquired last October, is largely complete and it is performing to plan. The Concrete Accessories group, formed following the acquisition of Plakabeton in April 2003, and Unidek, the leading producer of expanded polystyrene insulation products and roofing systems acquired last October, are both meeting expectations.

In North America, early-season activity for the Materials Division is in line with expectations and we enter the main construction period for this Division with strong backlogs. Negotiations on the renewal of TEA-21, the U.S. Federal highway spending program, continue. Meanwhile, the U.S. Congress has approved a 7% increase for 2004 Federal highway spending and, despite continuing state budget deficits, overall highway demand for the year is expected to be broadly similar to 2003.

In the Americas Products & Distribution Division, the improvement in Precast group performance evident in the second-half of 2003 has continued into 2004 while underlying trading in the Glass group has stabilized. The Architectural Products group has seen good demand for retail and hardscape products and improvement in Glen-Gery brick demand, while the Distribution group continues to build on the progress of recent years.

Our acquisition program and overall strategy continue to deliver and to date in 2004 we have completed acquisitions totaling €270 million, comprising 17 deals across our operations. Subject to the satisfactory outcome of final due diligence and obtaining approval from the European Commission, we expect that the purchase of a 49% stake in Secil, one of Portugal’s leading producers of cement and downstream products, will be completed by mid-year. Completion of the Secil deal would bring 2004 acquisition spending to over €600 million and with our strong cash flow and interest cover we retain substantial capacity to capitalize on further attractive development opportunities as they arise.

While risks and uncertainties remain and economic growth in Europe is still subdued, the U.S. economy continues to improve. The recent recovery of the U.S. dollar on currency markets suggests that the adverse translation impact on 2004 income may be less significant than might have been anticipated earlier in the year. Overall, we have enjoyed a positive start to the year, our 2003 acquisitions are meeting expectations and we face the seasonally more profitable second half of the year with confidence.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

Name		Title	Period during which the individual has served in this office (from appointment to May 2004)
D. W. Doyle	(Age 57)	Managing Director—CRH Europe Materials	4 months
B. G. Hill	(Age 60)	Managing Director—CRH Europe Products & Distribution	13 years 4 months
T. W. Hill	(Age 48)	Chief Executive Officer—Oldcastle Materials	2 year 5 months
J. M. de Jong	(Age 58)	Director (Non-executive)	4 months
D. M. Kennedy	(Age 65)	Director (Non-executive)	15 years
M. Lee	(Age 51)	Finance Director	6 months
K. McGowan	(Age 60)	Director (Non-executive)	5 years 7 months
P.J. Molloy	(Age 66)	Chairman (Non-executive)	6 years 5 months
T. V. Neill	(Age 58)	Director (Non-executive)	4 months
A. O’Brien	(Age 67)	Director (Non-executive)—Senior Independent Director	11 years 6 months
W. I. O’Mahony	(Age 57)	Chief Executive	11 years 6 months
W. P. Roef	(Age 66)	Director (Non-executive)	8 years 11 months
J. L. Wittstock	(Age 54)	Chief Executive Officer—Oldcastle Products & Distribution	2 year 5 months
A. Malone	(Age 50)	Secretary	9 years

Mr. H.P. Sheridan retired from the Board on November 28, 2003. Mr. D. Godson and Mr. H.E. Kilroy retired from the Board on May 5, 2004.

Mr. M. Lee was appointed to the Board on November 28, 2003. Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill were appointed to the Board on January 19, 2004.

D.W. Doyle Declan Doyle joined CRH in 1968 and has held a number of senior management positions within the Group’s European materials businesses, including Managing Director of Irish Cement Limited and Roadstone Wood and Regional Director with responsibility for Poland and Ukraine. He was appointed Managing Director CRH Europe Materials in January 2003 and became a CRH Board Director in January 2004.

B.G. Hill BE, CEng, FIMechE, MEngSc, MBA Brian Hill joined CRH in 1971 and has worked in senior management positions in Ireland, the U.K. and Mainland Europe. He became a CRH Board Director in 1990 and was appointed Managing Director CRH Europe Products & Distribution in 1998. Based in the Netherlands, he is responsible for managing and developing the Group’s products and distribution businesses throughout Europe.

T.W. Hill BA, MBA Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991 and became its Chief Executive Officer in January 2000. A U.S. citizen, he is responsible for the Group’s U.S. aggregates, asphalt and readymixed concrete operations. He was appointed a CRH Board Director with effect from January 1, 2002.

J.M. de Jong Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continues to be a Special Advisor to the Board of that company. He also holds a number of other directorships of European companies including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003.

D.M. Kennedy MSc David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including Jurys Doyle Hotel Group plc, Bon Secours Health System Limited, The Manchester Airport Group plc and Chairman of Drury Communications Ltd and Bank of Ireland Life p.l.c. He was formerly Chief Executive of Aer Lingus plc.

M. Lee BE, FCA Myles Lee joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and became Finance Director in November 2003.

K. McGowan Kieran McGowan became a non-executive Director in 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland and Irish Life & Permanent plc and chairman of the governing authority of University College Dublin.

P.J. Molloy Pat Molloy became Chairman of CRH in 2000 having been a non-executive Director since 1997. He is Chairman of the Blackrock Clinic and Enterprise Ireland and a director of Waterford Wedgwood plc. He retired as Group Chief Executive of Bank of Ireland in January 1998.

T.V. Neill MA, MSc Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting’s global Board. He is Chairman of Meridea Financial Software Oy and AMT-Sybex Group Limited and is a member of the Court of Bank of Ireland. He is a member of the Governing Body of the London Business School and is Chairman of Camerata Ireland.

A.O’Brien FCMA, FCIS Tony O’Brien became a non-executive Director in 1992. He is Chairman of C&C Group plc. He was formerly Chairman of Anglo Irish Bank Corporation plc and is a past President of The Irish Business and Employers Confederation.

W.I. O’Mahony BE, BL, MBA, FIEI Liam O’Mahony joined CRH in 1971. He has held senior management positions including Chief Operating Officer of U.S. operations and Managing Director, Republic of Ireland and U.K. Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and became Group Chief Executive in January 2000. He is a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board.

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

A. Malone FCIS Angela Malone joined CRH in 1990 and was appointed Company Secretary in 1995.

Directors’ Compensation

The information on executive and non-executive Directors’ compensation, pension entitlements and options to purchase securities from the registrant or its subsidiaries is set out on pages F-1 to F-7 inclusive which are incorporated by reference in this Item.

Corporate Governance

This statement sets out the key governance principles and practices of CRH.

In recent years there has been considerable debate, both in Europe and the U.S., on appropriate levels of corporate governance. As a result, new governance requirements have been introduced in a number of jurisdictions. A revised Combined Code on Corporate Governance, applicable for reporting years beginning on or after November 1, 2003, has been appended to the Listing Rules of the Irish and London Stock Exchanges, to replace the Combined Code that has been in place since 1998.

The Directors are committed to maintaining the highest standards of corporate governance. Board practices and procedures are being revised, where necessary, to comply with the requirements of the new Code, and with the rules issued by the U.S. Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002. Meanwhile, the Directors confirm that the Company has complied throughout the accounting period with all of the provisions set out in section 1 of the 1998 Combined Code.

Board of Directors

Role

The Board is responsible for the leadership and control of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes approval of strategic plans for the Group, Board appointments, approval of financial statements, the annual budget, major acquisitions and significant capital expenditure and review of the Group’s system of internal controls.

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. The roles of Chairman and Chief Executive are not combined and there is a clear division of responsibilities between them, which is set out in writing and has been approved by the Board. The Chief Executive is accountable to the Board for all authority delegated to executive management.

The Board has also delegated some of its responsibilities to Committees of the Board.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a policy in place which indemnifies the Directors in respect of legal action taken against them.

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are six executive and seven non-executive Directors. Biographical details are set out on pages 76 and 77. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company. All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards.

Chairman

Mr. Pat Molloy has been Chairman of the Group since May 2000. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that Directors receive accurate, timely, clear and relevant information.

Senior Independent Director

The Board has appointed Mr. Tony O’Brien as the Senior Independent Director. Mr. O’Brien is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment

The standard terms of the letter of appointment of non-executive Directors is available, on request, from the Company Secretary.

Induction and development

New Directors are provided with extensive briefing materials on the Group and its operations. Directors meet with key executives and, in the course of twice-yearly visits by the Board to overseas locations, see the businesses at first hand and meet with local management teams.

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors’ Remuneration on pages F-3 to F-4, which is incorporated by reference in this Item.

Share ownership and dealing

Details of the shares held by Directors are set out on page F-8.

CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH shares. Directors and senior management are prohibited from dealing in CRH shares during designated prohibited periods and at any time at which the individual is in possession of price-sensitive information. The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the U.K. Listing Authority and the Irish Stock Exchange.

Performance appraisal

The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director and the Company Secretary.

Directors’ retirement and re-election

At least one-third of the members of the Board retire at each Annual General Meeting and Directors must submit themselves to shareholders for re-election every three years. Directors appointed by the Board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

Board succession planning

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group. The Board engages the services of independent consultants to undertake a search for suitable candidates to serve as non-executive Directors.

Meetings

There were eight full meetings of the Board during 2003. Details of Directors’ attendance at those meetings are set out below. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2003, these visits were to Switzerland and to Utah/California. Additional meetings, to consider specific matters, are held when and if required.

Copies of Board papers are circulated to Directors in advance of meetings. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered.

Attendance at Board and Board Committee meetings during the year ended December 31, 2003

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
B.T. Alexander *	2	1							1	0	2	1
D. Dey *	2	2	2	1	3	2
D. Godson	8	8	6	5	10	10
B.G. Hill	8	8
T.W. Hill	8	8
D.M. Kennedy	8	7	6	4	10	9
H.E. Kilroy	8	7			10	6			4	4	5	5
M. Lee **	1	1
K. McGowan	8	8	6	5	10	10
P. J. Molloy	8	8	6	6			3	3	4	4	5	5
A. O’Brien	8	8					3	3	4	4	5	5
W.I. O.Mahony	8	8	6	6			3	3	4	4
W.P. Roef	8	8							4	4	5	5
H.P. Sheridan ***	7	7	5	4			3	2
J.L. Wittstock	8	8

Column A—indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B—indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

* Retired May 7, 2003	** Appointed November 28, 2003	*** Retired November 28, 2003

Board Committees

The Board has established five permanent committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. Minutes of all Committee meetings are circulated to all members of the Board.

The current membership of each Committee is as follows:

Acquisitions	Finance	Remuneration
P.J. Molloy, Chairman	P.J. Molloy, Chairman	A. O’Brien, Chairman
D.M. Kennedy	M. Lee	T.V. Neill
M. Lee	A. O’Brien	W.P. Roef
K. McGowan	W.I. O’Mahony
W.I. O’Mahony

Audit	Nomination
K. McGowan, Chairman	P.J. Molloy, Chairman
J.M. de Jong	T.V. Neill
D.M. Kennedy	A. O’Brien
W.I. O’Mahony
W.P. Roef

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The Audit Committee, which comprises only non-executive Directors, meets a minimum of five times per year. In 2003, the Committee met ten times.

The Committee’s responsibilities include:

•	monitoring the integrity of the financial statements of the Group, including the annual and interim reports, preliminary results announcements and trading statements

•	making recommendations to the Board in relation to the appointment and removal of the Group’s external auditors

•	evaluating the performance of the external auditors, including their independence and objectivity

•	reviewing the annual external audit plan

•	ensuring compliance with the Group’s policy on non-audit services

•	monitoring and reviewing the effectiveness of the Group’s internal audit function

The Board has determined that Mr. J. M. de Jong is the Audit Committee financial expert.

The Committee has adopted a pre-approval policy in respect of audit and non-audit services to be provided by the external auditors.

The Finance Director and Internal Audit Director normally attend meetings of the Committee, while the external auditors attend as required and have direct access to the Committee Chairman at all times.

The Finance Committee advises the Board on the financial requirements of the Group and on appropriate funding arrangements.

The Nomination Committee assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group by:

•	assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented

•	establishing processes for the identification of suitable candidates for appointment to the Board

•	overseeing succession planning for the Board and senior management

The Committee uses the services of independent consultants to facilitate the search for candidates for appointment as non-executive Directors.

The Remuneration Committee, which consists solely of non-executive Directors:

•	determines the Group’s policy on executive remuneration

•	determines the remuneration of the executive Directors

•	monitors the level and structure of remuneration for senior management

•	reviews and approves the design of all share incentive plans

The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman’s remuneration is decided in the absence of the Chairman.

The Committee oversees the preparation of the Report on Director’s remuneration.

Corporate social responsibility

CRH is committed to sustainable development. Environmental, health, safety and community issues are key priorities of management. In September 2003, CRH was elected Sector Leader of the Dow Jones World and STOXX Sustainability Indexes. An overview of the Group’s ongoing achievements in the areas of environment is given on pages 37 to 38.

Code of business conduct

The CRH Code of Business Conduct is applicable to all Group employees and is supplemented by local codes throughout the Group’s operations. The Code is available on the website, www.crh.com.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. Trading statements are issued in January and July. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued in January and July each year.

The Company’s Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. Notice of the Annual General Meeting is sent to shareholders at least 20 working days before the meeting. At the meeting, after each resolution has been dealt with, details are given of the level of proxy votes lodged and the balance for and against that resolution.

In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

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

The Sarbanes-Oxley Act of 2002 will require public companies, both U.S. and non-U.S., to file with each Annual Report an internal controls report prepared by management and attested by the company’s independent auditor. The report must assess the effectiveness of CRH’s internal controls over financial reporting based on management’s evaluation as of the end of the fiscal year. The rules requiring filing of the internal control report will be effective in the case of non-U.S. issuers for fiscal years ending on or after June 15, 2005. Accordingly, we will provide our first report on the company’s internal controls over financial reporting as part of our Annual Report on Form 20-F for the financial year ending December 31, 2005. As part of our Annual Report on Form 20-F, we will also be required to disclose the attestation report by our auditors relating to our report on internal control over financial reporting.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules

In connection with the listing of our shares in the United States in June 1989, we received an exemption with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock. Our articles of association provide that a quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. This quorum requirement is in accordance with Irish law and generally accepted business practices in the Republic of Ireland. We also obtained an exemption from Rule 4350(g), which requires the solicitation of proxies for all meetings of shareholders. The Company complies with the requirements of Irish law and the Listing Rules of the Irish Stock Exchange and the U.K. Listing Authority which require the issue to all registered members of the Company of proxy forms in respect of all resolutions to be proposed at a general meeting of the Company. The proxy forms must be issued with notice of the meeting and must be returned by the shareholder to be received at least 48 hours before the relevant meeting.

We expect to submit shortly an application to NASDAQ for exemption from the recently adopted NASDAQ requirements relating to Audit Committee approval of related party transactions under Rule 4350(h) and composition of the Nomination Committee entirely by independent Directors under Rule 4350(c), as well as the requirement for a minimum of two executive meetings of the Board of Directors’ independent Directors under Rule 4350(c). This application will be filed in accordance with Rule 4350(a).

With respect to Audit Committee approval of related party transactions, Irish law and practice as well as our codes of conduct provide for certain alternative safeguards. The Articles of Association of the Company require that any Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or other arrangements with the Company shall declare the nature of his interest at a meeting of the Board of Directors to accord with Irish law and, subject to certain exceptions, may not vote in respect of any contract arrangement or other proposal whatsoever in which he has any material interest other than by virtue of his interest in shares or debentures of the Company. Irish law also requires the disclosure in the Company’s accounts of substantial contracts and other transactions or arrangements with directors, officers and connected persons. Where this requirement is not complied with in full, the auditors must include in their auditors’ report a statement giving the required particulars. The auditors’ report ultimately becomes a document of public record. In addition, the Company complies with the Listing Rules of the Irish Stock Exchange and the U.K. Listing Authority in regard to Transactions with Related Parties. These Rules require that where any transaction is proposed between a listed company (or any of its subsidiary undertakings) and a related party, a circular providing sufficient information to enable any recipient of it to evaluate the effects of the transaction on the company must be sent to each shareholder and the prior approval of the company in general meeting will generally be required. The related party would not be permitted to vote at such meeting. Our Nomination Committee is comprised of four independent Directors and only one executive Director. Our independent Directors have at least one executive meeting each year.

Employees

The average number of employees for each of the three past financial years is as follows:

	2003	2002	2001
Americas Materials	13,120	12,409	12,002
Americas Products & Distribution	16,516	15,087	14,356
Europe Materials	9,877	9,422	9,835
Europe Products & Distribution	14,726	12,971	11,452

	54,239	49,889	47,645

A majority of the Irish employees of the Group and less than 30% of the employees outside the Republic of Ireland are members of unions. No significant work stoppages have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees are satisfactory.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 4,800 employees of all categories who are shareholders in the Group.

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

The total number of Ordinary Shares over which options could be granted during any three-year period in respect of the Share Option Schemes’ basic tier was limited to a maximum of 3% of the issued ordinary share capital of CRH, and the number of Ordinary Shares over which options could be granted under the aggregate of the basic and second tiers during any three-year period was limited to a maximum of 5% of the issued ordinary share capital of CRH.

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

The total number of Ordinary Shares which could be issued in respect of the U.K. Savings Scheme and the Share Participation Scheme (see following page) was subject to an overall limit of 3% of the issued ordinary share capital from time to time in any three-year period. 317,862 Ordinary Shares have been issued pursuant to the U.K. Savings Scheme.

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

Under the second tier, options up to a further 5% of the issued Ordinary share capital, from time to time, may be granted, but may only be exercised if demanding performance targets are met. In effect, second tier options may only be exercised if, over a period of at least five years subsequent to the granting of a second tier option, the growth in EPS exceeds growth in the Consumer Price Index by 10% compounded and places the Company in the top quartile of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

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

During the ten-year period, commencing on the Adoption Date, the total number of shares which may be issued in respect of the Option Scheme and any subsequent option schemes, may not exceed 10% in aggregate of the issued Ordinary share capital from time to time.

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

During the ten-year period commencing on May 3, 2000, the total number of shares which may be issued in respect of the Share Option Schemes, the Savings-Related Share Option Schemes, the Share Participation Schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

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

Share Participation Schemes

At the Annual General Meeting on May 13, 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At May 21, 2004, 4,814,121 Ordinary Shares had been issued pursuant to the Share Participation Schemes.

Share Ownership by Directors

The following table sets forth certain information regarding the ownership of the Company’s Ordinary Shares at May 21, 2004 and options to subscribe for Ordinary Shares by all Directors as a group:

Identity of Person or Group	Share options (i)	Ordinary Shares	% of Class of Ordinary Shares
D. W. Doyle (ii)	453,662	160,920	0.0304
B.G. Hill	459,829	398,446	0.0752
T.W. Hill	593,093	64,939	0.0123
J.M. de Jong	—	1,000	0.0002
D.M. Kennedy	—	54,984	0.0104
—non beneficial	—	9,250	0.0017
M. Lee (ii)	389,973	204,829	0.0387
K. McGowan	—	4,189	0.0008
P.J. Molloy	—	7,968	0.0015
T. V. Neill	—	26,031	0.0049
A. O’Brien	—	2,520	0.0005
W.I. O’Mahony (ii)	1,234,952	455,690	0.0860
W.P. Roef	—	1,434	0.0003
J. L. Wittstock	746,785	56,655	0.0107

	3,878,294	1,448,855	0.2736

(i)	Additional details regarding the options granted, including exercise price and expiry dates, are found under the heading “Directors’ Interests—Directors’ share options” on pages F-6 to F-7.
(ii)	Includes options granted under the 2000 Savings—Related Share Option Scheme.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation.

As at May 21, 2004, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Nominees Limited	42,305,789	7.98
Putnam Investment Management, LLC and The Putnam Advisory Company, LLC	24,841,628	4.68
The Capital Group Companies, Inc. and its affiliates	24,877,842	4.69

Each of the above states that these shares are not beneficially owned by them.

The major shareholders do not have different voting rights.

The number of U.S. shareholders (excluding ADS record holders) as at May 21, 2004 was 204 with a shareholding of 1,446,024 shares.

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

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. The final outcome of all the legal proceedings to which Group companies are party cannot be accurately forecast. However, having taken appropriate legal advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

Two companies in the U.S. Distribution operations have been named, together with a large number of other unrelated parties, in a number of lawsuits brought in the United States alleging personal injury as a result of exposure to asbestos in products manufactured by others and distributed by the two companies in the Distribution Group prior to their acquisition by CRH. CRH does not believe that the outcome of these actions will have a material adverse affect on the financial position, results of operations or cash flows of the Group.

Significant Changes

CRH have completed acquisitions totaling €270 million in the five months to May 21, 2004.

On June 3 2004, CRH acquired a 49% stake in Secil, a major Portuguese manufacturer of cement and readymixed concrete. Secil was a wholly-owned subsidiary of Semapa, a publicly quoted company in Portugal. Semapa and CRH have also concluded a shareholder agreement under which they will have joint management control of Secil. The investment was based on an enterprise value of €900 million for 100% of Secil. Net debt at closing was €220 million, and the cash consideration for CRH’s 49% share of Secil amounted to €333 million, on which goodwill of €45 million arises.

In Portugal, Secil operates three integrated cement plants with total capacity of 4.2 million tons, 41 readymixed concrete plants, 6 hard rock quarries and has access to total permitted stone reserves of approximately 550 million tons. The company also produces precast concrete and mortars in Portugal. Secil is a prominent producer of cement in southeastern Tunisia where it has one plant with capacity of 1.1 million tons. These operations employ approximately 2,000 people.

In 2003, Secil produced 4.3 million tons of cement (3.2 million in Portugal and 1.1 million tons in Tunisia), and also produced 2.2 million cubic meters of readymixed concrete and 2.8 million tons of aggregates in Portugal. 2003 results were impacted by a significant contraction in Portuguese cement demand and an overall decline in construction activity in Portugal.

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

	euro per Ordinary Share		U.S. dollars per ADS
Calendar Year	High	Low	High	Low
2002
First Quarter	20.50	17.76	17.86	15.35
Second Quarter	20.70	16.25	18.18	15.97
Third Quarter	17.00	11.10	16.82	10.97
Fourth Quarter	14.85	11.10	14.74	10.89
2003
First Quarter	13.80	11.00	14.69	11.95
Second Quarter	14.52	12.46	16.49	14.77
Third Quarter	17.37	13.65	19.08	15.81
Fourth Quarter	16.79	14.80	19.56	17.60
2004
First Quarter	17.90	16.08	22.67	20.01
Second Quarter (through May 21, 2004)	18.50	16.61	21.92	20.53

Calendar Year
1999	19.86	12.34	21.01	14.29
2000	19.99	14.53	20.24	12.18
2001	21.95	14.45	19.23	13.15
2002	20.70	11.10	18.18	10.89
2003	17.37	11.00	19.08	11.95
Month
December 2003	16.60	15.50	20.05	18.53
January 2004	17.83	16.25	22.67	20.46
February 2004	17.57	16.08	22.26	20.01
March 2004	17.90	16.45	22.20	20.35
April 2004	18.50	16.61	21.92	20.53
May 2004 (through May 21, 2004)	18.00	17.10	21.74	20.54

(i) The 1999, 2000 and 2001 share data have been adjusted for the bonus element of the March 2001 Rights Issue.

(ii) On May 21, 2004, 5,521,522 American Depositary Shares (equivalent to 5,521,522 Ordinary Shares or 1.04% of the total outstanding Ordinary Shares) were outstanding and were held by 55 record holders.

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

Liquidation Rights/Return of Capital

In the event of the Company being wound-up, the liquidator may, with the sanction of a shareholders’ special resolution, divide among the holders of the Ordinary Shares the whole or any part of the net assets of the Company (after the return of capital and payment of accrued dividends on the preference shares) in cash or in kind, and may set such values as he deems fair upon any property to be so divided and determine how such division will be carried out. The liquidator may, with a like sanction, vest such assets in trust as he thinks fit, but no shareholders will be compelled to accept any shares or other assets upon which there is any liability.

Variation in Class Rights

Subject to the provisions of the Irish Companies Acts, the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares.

Disclosure of Shareholders’ Interests

A shareholder may lose the right to vote by not complying with any statutory notice or notice pursuant to Article 14 of the Articles of Association given by the Company requiring an indication in writing of: (a) the capacity in which the shares are held or any interest therein; (b) so far as it is within the shareholder’s knowledge, the persons who have an interest in the shares and the nature of their interest; or (c) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control the shareholder’s exercise of these rights.

Issue of Shares

Subject to the provisions of the Irish Companies Acts and the Articles of Association, the issue of shares is at the discretion of the Directors.

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

5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for the winding-up of the Company or otherwise affecting their rights and privileges. Dividends on the 5% Cumulative Preference Shares are payable half yearly on April 15 and October 15 in each year.

7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and priority in a winding-up to repayment of capital, both subject to the rights of the holders of the 5% Cumulative Preference Shares but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for, among others, the winding-up of the Company, the reduction of the capital of the Company or the abrogation of any special rights or privileges of any preference shares. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half yearly on April 5 and October 5 in each year.

Use of electronic communication

Whenever the Company, a Director, the Secretary, a member or any officer or person is required or permitted by the Articles of Association to give information in writing, such information may be given by electronic means or in electronic form, whether as electronic communication or otherwise.

Material Contracts

The following section contains summaries of all contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group since January 1, 2002 and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement that may be material:

1.	The indenture dated March 13, 2002, between the Company, CRH America, Inc., and JPMorgan Chase Bank under which CRH America, Inc. issued U.S.$1,000,000,000 notes with a coupon of 6.95% maturing on March 15, 2012. CRH plc unconditionally guarantees on a subordinated basis the due and punctual payment of the principal and interest due on the notes.

2.	The indenture dated September 22, 2003, between the Company, CRH America, Inc., and Banc of America Securities LLC, Citigroup and JPMorgan under which CRH America, Inc. issued U.S.$700,000,000 notes with a coupon of 5.30% maturing on October 15, 2013 and U.S.$300,000,000 notes with a coupon of 6.40% maturing on October 15, 2033. CRH plc unconditionally guarantees on a subordinated basis the due and punctual payment of the principal and interest due on the notes.

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

Holders of ADRs will be treated as the owners of Ordinary Shares represented thereby for the purposes of the Convention between the Government of Ireland and the Government of the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (“Income Tax Treaty”) relating to income taxes and for the purposes of the U.S. Internal Revenue Code of 1986, as amended.

As used herein, the term “U.S. holder” means a beneficial owner of an ADR or Ordinary Share who (i) is a citizen or resident of the U.S., a U.S. corporation, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, and (ii) is not a resident of, or ordinarily resident in, the Republic of Ireland for purposes of Irish taxes.

Republic of Ireland—Corporation Tax

The Company and certain of its subsidiaries are resident for tax purposes in the Republic of Ireland. As discussed above under “Item 5—Operating and Financial Review and Prospects—Taxation”, the two rates of Corporation Tax, which apply to the income of the Company in Ireland, are 12.5% from January 1, 2003 and 10%, with the major portion of the Irish operations being taxed at the 10% rate. The 10% rate, which applies to companies in manufacturing industry, will continue until December 31, 2010. The 10% rate also applies to companies located in the International Financial Services Center in Dublin and will continue until December 31, 2005.

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

For U.S. federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders will include in gross income the amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. holder, in the case of shares, or by the Depositary, in the case of ADSs. Dividends paid to non-corporate U.S. holders in taxable years before January 1, 2009 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided certain holding period requirements are met. Dividends the company pays with respect to shares or ADSs generally will be qualified dividend income.

The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution includible in income of a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

For foreign tax credit limitation purposes, the dividend will be income from sources without the U.S., but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”).

Capital Gains Tax

A U.S. holder will not be liable for Republic of Ireland tax on gains realized on the sale or other disposition of ADRs or Ordinary Shares unless the ADRs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A U.S. holder will be liable for U.S. federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Capital gains of a non-corporate U.S. holder that are recognized before January 1, 2009 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year, and the capital gain or loss in all cases is U.S. source for foreign tax credit limitation purposes.

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

Under the Income Tax Treaty with respect to taxes on the estates of deceased persons, credit against U.S. federal estate tax is available in respect of any Irish inheritance tax payable in respect of transfers of ordinary shares.

Additional Federal U.S. Income Tax Considerations

The company believes that shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes but this conclusion is made annually and thus may be subject to change. If the company is treated as a PFIC and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realize on the disposition of your shares or ADSs and any excess distribution that the company makes to you. Generally, gain or excess distributions will be allocated ratably over your holding period for the shares or ADSs, taxed at ordinary rates, and an interest charge will be applied to tax attributable to such gain.

Stamp Duty

The Irish Finance Act, 1992 Section 207 exempts from Irish stamp duty transfers of ADRs where the ADRs are dealt in and quoted on a recognized stock exchange in the U.S. and the underlying deposited securities are dealt in and quoted on a recognized stock exchange. The Irish tax authorities regard NASDAQ as a recognized stock exchange. Irish stamp duty will be charged at the rate of 1% of the amount or value of the consideration on any conveyance or transfer on sale of Ordinary Shares.

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

Borrowings and Liquid Resources

In September 2003, the Group completed a U.S.$1 billion Global Bond Issue, which substantially extended the maturity profile of the Group’s net debt. The issue raised U.S.$700 million of 10-year money and U.S.$300 million due for repayment in 30 years. This Bond Issue, which is rated BBB+/Baa1/A-, was significantly over-subscribed and followed the successful U.S.$1 billion 10-year Global Bond Issue which was completed in March 2002.

The Group finished the year in a very strong financial position with 97% of the Group’s gross debt drawn under committed term facilities, 88% of which mature after more than one year. In addition, at year-end, the Group held €638 million of undrawn committed facilities, which had an average maturity of just under 2 years.

Interest and Currency Management

The Group’s policy is to fix interest rates on a proportion of the Group’s medium to long-term net debt exposure in individual currencies. In recent years, the Group’s target has been to fix interest rates on approximately 50% of Group net debt. At the end of 2003, 48% of the Group’s net debt was at interest rates, which were fixed for an average period of 5.2 years. U.S. dollars accounted for approximately 45% of net debt at the end of 2003 and 47% of the U.S. dollar component of net debt was at fixed rates.

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

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses, which are recognized in the consolidated statement of income. As at December 31, 2003, these exposures were not material.

Quantitative information about Market Risk

Credit risk associated with financial instruments

The Group holds significant cash balances which are invested on a short-term basis. These deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. At year-end 2003, 96% of the Group’s cash and liquid investments had a maturity of six months or less. The possibility of material loss in the event of non-performance by a counterparty is considered unlikely by management.

Note 19 to Consolidated Financial Statements provides a detailed breakdown of debt, cash and capital employed by currency together with additional treasury-related information.

Interest rate sensitivity

The Group monitors its exposure to changes in interest and exchange rates by estimating the impact of possible changes on reported income before tax and net worth. The Group accepts interest rate and currency risk as part of the overall risks of operating in different economies and seeks to manage these risks by following the policies set out above.

Based on the level and composition of year-end 2003 net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future income before tax of €12.1 million per annum (2002: €8.3 million).

The bulk of the Group’s net worth is denominated in the world’s two largest currencies—the U.S. dollar and the euro—which accounted for 50% and 36% respectively of the Group’s net worth at end-2003.

The strengthening of the euro during 2003 resulted in a negative €523 million currency translation effect on shareholders’ funds mainly arising on U.S. dollar net assets. This negative effect is stated net of the €243 million positive translation impact on net foreign debt. A strengthening of the euro by 10% against all the other currencies the Group operates in would, when reported in euro, reduce the Group’s year-end 2003 net worth by an estimated €277 million and year-end 2003 net debt by €144 million.

The following table shows the Group’s interest rate swaps and debt obligations that are sensitive to changes in interest rates at December 31, 2003 and 2002. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. For cross currency swaps, the table presents the principal amounts to be exchanged on maturity and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in euro, which is the Group’s reporting currency. The actual currencies of the instruments are as indicated.

	As at December 31, 2003:
Maturity Before December 31	2004	2005	2006	2007	2008	After 2008	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	7.0	3.5	102.3	138.5	139.6	2,319.4	2,710.3	2,959.7
Average Interest Rate	4.3%	5.6%	7.5%	8.0%	7.6%	6.8%	6.9%
Fixed Rate—Other	19.5	16.7	24.4	4.5	3.4	5.5	74.0	74.7
Average Interest Rate	6.2%	6.7%	4.5%	5.2%	5.0%	5.3%	5.6%
Variable Rate—U.S.$	22.9	—	39.6	—	—	—	62.5	62.5
Average Interest Rate	1.3%	—	1.5%	—	—	—	1.4%
Variable Rate—Other	327.5	29.9	99.8	0.9	16.9	9.8	484.8	484.8
Average Interest Rate	4.1%	2.7%	3.2%	4.8%	2.6%	4.0%	3.8%
Interest Rate Swaps
Notional Principal—U.S.$	—	—	99.0	—	138.6	11.8	249.4	(1.3)
Fixed Rate Payable	—	—	6.2%	—	7.2%	7.0%	6.8%
Fixed Rate Receivable	—	—	7.1%	—	7.2%	7.3%	7.1%
Notional Principal—U.S.$	—	—	—	137.0	—	2,087.9	2,224.9	(199.6)
Variable Rate Payable	—	—	—	1.2%	—	1.2%	1.2%
Fixed Rate Receivable	—	—	—	6.6%	—	5.8%	5.8%
Notional Principal—Euro	8.6	8.6	—	—	—	—	17.2	(0.2)
Fixed Rate Payable	5.3%	5.3%	—	—	—	—	5.3%
Fixed Rate Receivable	6.8%	6.8%	—	—	—	—	6.8%
Notional Principal—GBP	42.6	—	—	—	—	—	42.6	0.1
Fixed Rate Payable	6.9%	—	—	—	—	—	6.9%
Variable Rate Receivable	3.6%	—	—	—	—	—	3.6%
Currency Swaps and forward agreements
Principal Payable—Euro	50.0	100.0	100.0	100.0	—	—	350.0	350.7
Fixed Rate Payable	4.5%	2.7%	3.1%	3.3%	—	—	3.2%
Principal Payable—Euro	116.3	424.3	—	—	110.0	110.0	760.6	760.6
Variable Rate Payable	2.2%	2.2%	—	—	2.1%	2.2%	2.2%
Principal Payable—Swiss Franc	32.1	64.2	—	—	—	—	96.3	100.0
Fixed Rate Payable	3.5%	3.6%	—	—	—	—	3.6%
Principal Payable—Swiss Franc	10.9	261.9	—	—	—	—	272.8	272.7
Variable Rate Payable	0%	0.3%	—	—	—	—	0.3%
Principal Payable—Other	8.5	56.5	15.9	—	—	—	80.9	83.6
Fixed Rate Payable	12.8%	8.2%	7.0%	—	—	—	8.5%
Principal Payable—Other	29.2	68.3	38.0	1.4	—	—	136.9	137.2
Variable Rate Payable	5.9%	5.2%	3.9%	3.3%	—	—	5.0%
Principal Receivable—U.S.$	(199.6)	(665.5)	(147.8)	(110.3)	(113.5)	(108.0)	(1,344.7)	(1,346.9)
Variable Rate Receivable	1.3%	1.2%	1.3%	1.3%	1.2%	1.2%	1.2%
Principal Receivable—Euro	—	(30.4)	—	—	—	—	(30.4)	(30.4)
Fixed Rate Receivable	—	2.5%	—	—	—	—	2.5%
Principal Receivable—Euro	(22.5)	(104.6)	(18.4)	—	—	—	(145.5)	(146.5)
Variable Rate Receivable	2.7%	2.6%	2.6%	—	—	—	2.6%
Principal Receivable—GBP	—	(53.4)	—	—	—	—	(53.4)	(53.4)
Variable Rate Receivable	—	4.1%	—	—	—	—	4.1%
Principal Payable—GBP	11.1	11.7	12.0	12.3	6.5	—	53.6	55.2
Variable Rate Payable	5.3%	5.3%	5.3%	5.3%	5.3%	—	5.3%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

	As at December 31, 2002:
Maturity Before December 31	2003	2004	2005	2006	2007	After 2007	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	4.8	3.9	2.0	121.7	0.4	2,170.6	2,303.4	2,639.7
Average Interest Rate	4.5%	4.2%	6.2%	7.5%	8.6%	7.5%	7.5%
Fixed Rate—Other	18.4	46.0	18.2	22.3	3.7	7.6	116.2	117.7
Average Interest Rate	6.3%	5.3%	6.7%	4.4%	5.1%	4.9%	5.5%
Variable Rate—U.S.$	99.7	—	—	—	—	—	99.7	99.7
Average Interest Rate	1.7%	—	—	—	—	—	1.7%
Variable Rate—Other	30.8	417.4	15.1	63.3	15.7	10.9	553.2	553.2
Average Interest Rate	3.6%	4.3%	3.6%	3.5%	4.0%	4.2%	4.1%
Interest Rate Swaps
Notional Principal—U.S.$	—	—	—	119.2	—	181.2	300.4	(2.3)
Fixed Rate Payable	—	—	—	6.2%	—	7.2%	6.8%
Fixed Rate Receivable	—	—	—	7.1%	—	7.2%	7.1%
Notional Principal—U.S.$	—	—	—	—	—	1,797.5	1,797.5	(301.0)
Variable Rate Payable	—	—	—	—	—	1.7%	1.7%
Fixed Rate Receivable	—	—	—	—	—	6.3%	6.3%
Notional Principal—Euro	8.6	8.6	8.7	—	—	—	25.9	(0.5)
Fixed Rate Payable	5.3%	5.3%	5.3%	—	—	—	5.3%
Fixed Rate Receivable	6.8%	6.8%	6.8%	—	—	—	6.8%
Notional Principal—GBP	—	46.1	—	—	—	—	46.1	1.4
Fixed Rate Payable	—	6.9%	—	—	—	—	6.9%
Variable Rate Receivable	—	4.0%	—	—	—	—	4.0%
Currency Swaps and forward agreements
Principal Payable—Euro	—	50.0	—	—	—	—	50.0	51.3
Fixed Rate Payable	—	4.5%	—	—	—	—	4.5%
Principal Payable—Euro	50.0	75.0	150.0	—	—	—	275.0	275.0
Variable Rate Payable	3.1%	3.2%	3.1%				3.1%
Principal Payable—Swiss Franc	—	34.4	68.9	—	—	—	103.3	109.2
Fixed Rate Payable	—	3.5%	3.6%	—	—	—	3.6%
Principal Payable—Swiss Franc	24.8	—	280.9	—	—	—	305.7	305.7
Variable Rate Payable	0%	—	0.9%	—	—	—	0.9%
Principal Payable—Other	12.4	9.9	18.7	18.7	—	—	59.7	66.1
Fixed Rate Payable	13.2%	12.8%	15.1%	7.0%	—	—	11.8%
Principal Payable—Other	47.4	23.9	15.9	42.0	1.4	—	130.6	127.2
Variable Rate Payable	8.0%	7.4%	7.0%	4.4%	3.3%	—	6.6%
Principal Receivable—U.S.$	(97.7)	(165.0)	(417.6)	(46.9)	(1.4)	—	(728.6)	(729.4)
Variable Rate Receivable	1.5%	1.7%	1.8%	1.7%	0%	—	1.7%
Principal Receivable—Euro	(37.7)	(16.0)	(32.9)	(18.4)	—	—	(105.0)	(105.6)
Variable Rate Receivable	3.5%	3.6%	3.3%	3.6%	—	—	3.5%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

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

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Finance Director, we have evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-14 and 15d-14 as of December 31, 2003. Based on that evaluation, the Chief Executive Officer and Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

During 2003, there have not been any changes in our internal control over financial reporting identified in connection with their evaluation that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. J. M. de Jong is the Audit Committee financial expert as defined in Item 16A of Form 20-F.

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continues to be a Special Advisor to the Board of that company. He also holds a number of other directorships of European companies including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003.

ITEM 16B—CODE OF ETHICS

Item 16B requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that is designed to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. CRH meets these requirements through its code of business conduct, which is applicable to all Group employees and is supplemented by local codes throughout the Group’s operations. The code is available on the Group’s website www.crh.com.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of auditors’ fees and services, both audit and non-audit, are set out below.

Auditors’ fees and services	2003	2002
	€m	€m
Audit Fees	5.4	4.4
Audit-Related Fees (i)	2.4	0.4
Tax Fees	0.9	0.8
All Other Fees (ii)	0.3	0.3

	9.0	5.9

(i)	Audit-related fees comprise acquisition-related due diligence amounting to €2.3 million (2002: €0.3 million) and pension audits amounting to €0.1 million (2002: €0.1 million).
(ii)	All other fees consist of payments for advice on corporate restructuring and government grant applications.

The Audit Committee has adopted a pre-approval policy in respect of audit and non-audit services to be provided by the external auditors. A brief description of this policy is set out below.

Proposed services either: may be pre-approved without consideration of specific case-by-case services by the Audit Committee (“general pre-approval”); or require the specific pre-approval of the Audit Committee (“specific pre-approval”). As set forth in the policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add to or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

As provided in the Sarbanes-Oxley Act of 2002 and the SEC’s rules, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. The Chairman of the Audit Committee is authorized to give specific pre-approval to any audit or non-audit service to be provided by the independent auditor. All such pre-approval decisions must be reported, for informational purposes only, to the Audit Committee at its next scheduled meeting.

The annual audit services engagement terms will be approved by the Audit Committee. The remuneration of the independent auditor will be recommended by the Audit Committee and approved by the Board of Directors, following authorization by the shareholders at the Annual General Meeting. Audit services include the annual financial statement audit, subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on CRH’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit. Audit services will also include the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services as outlined above, which are those services that only the independent auditor reasonably can provide.

PART III

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable until our Annual Report on Form 20-F for the fiscal year ending December 31, 2004.

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.

4.1	1990 Share Option Scheme dated May 9, 1990.*

4.2	2000 Share Option Scheme dated May 3, 2000.*

4.3	Agreement dated September 8, 2000, between CRH p.l.c. and UBS Warburg and Davy Stockbrokers.*

4.4	Underwriting Agreement dated March 6, 2001, between CRH p.l.c. and UBS Warburg and Davy Stockbrokers.*

7.	Computation of Earnings to Fixed Charges Ratio.

8.	Subsidiaries (provided under “Item 4—Information on the Company—Organizational Structure”) in this Annual Report.

9.	Consent of Independent Auditors.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002. **

*	Incorporated by reference to the Annual Report on Form 20-F that was filed by the Company on June 20, 2001.
**	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ M. LEE
Finance Director

Dated:	May 31, 2004

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 1, 2004

The Remuneration Committee

The Remuneration Committee of the Board consists solely of non-executive Directors of the Company. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman’s remuneration is decided in the absence of the Chairman. The members of the Remuneration Committee are A. O’Brien, Chairman, T.V. Neill and W.P. Roef.

Remuneration policy

CRH is an international group of companies, with activities in 23 countries. Our policy on Directors’ remuneration is designed to attract and retain Directors of the highest caliber who can bring their experienced and independent views to the policy, strategic decisions and governance of CRH.

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

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH strategy of fostering entrepreneurship in its regional companies requires well designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately of 4,800 employees of all categories who are shareholders in the Group.

Executive Directors’ remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for U.S.-based Directors. No fees are payable to executive Directors.

Performance-related cash incentive plan

The executive Directors’ cash incentive plan for 2003, under which a bonus could be paid up to a maximum of 60% of basic salary for Europe-based Directors and 90% for U.S.-based Directors for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

The two components related to annual performance are:

(i)	Individual performance: Strategic priorities and action plans are agreed at the start of the year, and quantified where possible. The maximum award was 10% of basic salary.

(ii)	Regional and/or Group profitability: Challenging targets generally in excess of budget were set for the year. The maximum award for this component was 25% of basic salary for Europe-based Directors and 55% for U.S.-based Directors.

The three components related to rolling three-year performance, under which the total maximum earnings potential was 25% of basic salary in each year, were as follows:

(i)	Earnings per share growth targets.

(ii)	Return on net assets targets.

(iii)	Total shareholder returns relative to an independently selected group of international peers.

In addition, the Chief Executive has a special long-term incentive plan under which targets have been set for a five-year period. Exceptionally challenging goals have to be achieved in respect of total shareholder returns by comparison with a peer group, growth in earnings per share and the strategic development of the Group. The total maximum earnings potential is 40% of average basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.

Share option scheme

Under the terms of the share option scheme approved by shareholders on May 3, 2000, two types of options are available subject to different performance conditions as set out below:

(i)	Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(ii)	Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth in the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile these options are not exercisable.

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

Non-executive Directors’ remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees paid to non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of their Board duties.

Pensions

Pensions for executive Directors are calculated on basic salary only (no incentive or benefit elements are included).

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

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

Since 1991, it has been the Board’s policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors’ service contracts

No executive Director has an employment contract extending beyond twelve months.

Directors’ remuneration and interests in share capital

Details of Directors’ remuneration charged against income in the year are given below. Details of individual remuneration and pension benefits in respect of the year ended December 31, 2003 are given on pages F-4 and F-5. Directors’ share options are shown on pages F-6 and F-7 and Directors’ shareholdings are shown on page F-8.

Directors’ remuneration

Notes		2003	2002
		€’000	€’000
	Executive Directors
	Basic salary	3,245	3,542
	Cash incentive bonus	1,297	1,386
	Pension fund contributions	694	760
	Benefits	89	106

1		5,325	5,794

2	Provision for Chief Executive long-term incentive plan	390	364

	Total executive Directors’ remuneration	5,715	6,158

	Average number of executive Directors	5.08	6.00

	Non-executive Directors
	Fees	331	369
	Other remuneration	373	353

1	Total non-executive Directors’ remuneration	704	722

	Average number of non-executive Directors	7.70	9.00
3	Payments to former Directors	214	106

	Total Directors’ remuneration	6,633	6,986

Notes to Directors’ remuneration

1	See analysis of 2003 remuneration by individual on page F-4.
2	As set out on page F-2, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals. While a provision is made, there is no commitment to any payment until after employment to the full term has been completed.
3	Consulting and other fees paid to a number of former directors.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ remuneration

Individual remuneration for the year ended December 31, 2003

	Basic salary and fees	Incentive bonus (i)	Pension contributions	Other remuneration (ii)	Benefits (iii)	Total 2003	Total 2002
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Executive Directors
B.E. Griffin (iv)	42	—	—	—	2	44	787
B.G. Hill	500	220	137	—	18	875	822
T.W. Hill	619	265	124	—	16	1,024	978
M. Lee (v)	36	14	8	—	1	59	—
W.I. O’Mahony	975	350	292	—	21	1,638	1,466
H.P. Sheridan (vi)	481	183	15	—	18	697	797
J.L. Wittstock	592	265	118	—	13	988	944

	3,245	1,297	694	—	89	5,325	5,794

Non-executive Directors
B.T. Alexander (vii)	15	—	—	4	—	19	53
D. Dey (vii)	15	—	—	4	—	19	53
D. Godson	43	—	—	13	—	56	53
D.M. Kennedy	43	—	—	22	—	65	62
H.E. Kilroy	43	—	—	13	—	56	53
K. McGowan	43	—	—	22	—	65	61
P.J. Molloy	43	—	—	257	—	300	270
A. O’Brien	43	—	—	13	—	56	53
W.P. Roef	43	—	—	25	—	68	64

	331	—	—	373	—	704	722

(i)	Incentive bonus Under the executive Directors’ cash incentive plan for 2003, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2003 incentive plan is set out on page F-1.

(ii)	Other remuneration Includes remuneration for Chairman and for Board Committee work.

(iii)	Benefits These relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for U.S.-based Directors.

(iv)	Mr. B.E. Griffin retired from the Board on January 31, 2003.

(v)	Mr. M. Lee became a Director on November 28, 2003.

(vi)	Mr. H.P. Sheridan retired from the Board on November 28, 2003.

(vii)	Ms. B.T. Alexander and Mr. D. Dey retired from the Board on May 7, 2003.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ remuneration

Individual remuneration for the year ended December 31, 2003 (continued)

Pension entitlements – defined benefit

Pension benefits earned by Directors during the year and the accumulated total accrued pension at December 31, 2003 were as follows:

	Increase in accrued pension during 2003 (i)	Transfer value of increase (ii)	Total accrued pension at year-end (iii)
	€’000	€’000	€’000
Executive Directors
B. E. Griffin	8	139	333
B. G. Hill	19	291	330
M. Lee	13	155	180
W. I. O’Mahony	38	595	631
H. P. Sheridan	8	103	350

Non-executive Director
D. M. Kennedy	1	19	15

(i)	The increase in accrued pension during the year excludes inflation.
(ii)	The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2003 in the event of the member leaving service.
(iii)	Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

Pension entitlements—defined contribution

The accumulated liability related to the unfunded Supplemental Executive Retirement Plan for U.S.-based Directors is as follows:

	As at December 31, 2002	2003 contribution	2003 notional interest (iv)	Translation adjustment	As at December 31, 2003
	€’000	€’000	€’000	€’000	€’000
Executive Directors
T.W. Hill	395	103	24	(80)	442
J.L. Wittstock	436	97	26	(87)	472

(iv)	Notional interest, which is calculated based on the average bid yields of U.S. Treasury fixed-coupon securities with remaining terms to maturity of 25 years and over plus 1.5%, is credited to the individual accounts each year.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

Options exercised in 2003
			December 31, 2002 *	Granted in 2003	Exercised in 2003	December 31, 2003	Weighted average option price at December 31, 2003	Weighted average exercise price	Weighted average market price at date of exercise
							€	€	€
B.E. Griffin	(a (b	) )	98,802 98,802	— —	27,445 98,802	71,357 —	17.26 —	14.57 13.71	16.40 16.40
B.G. Hill	(a (b (c	) ) )	120,758 214,071 125,000	— — —	— — —	120,758 214,071 125,000	14.08 9.55 18.84
T.W. Hill	(a (b (c (d	) ) ) )	87,824 181,137 110,000 110,000	— — 50,000 50,000	10,978 54,890 — —	76,846 126,247 160,000 160,000	17.05 16.84 17.15 17.15	12.64 9.32	16.64 16.64
M. Lee*	(a (b (c (d (e	) ) ) ) )	67,899 70,863 90,000 90,000 1,211	— — — — —	— — — — —	67,899 70,863 90,000 90,000 1,211	15.86 12.16 16.39 16.39 16.09
W.I. O’Mahony	(a (b (c (d (e	) ) ) ) )	340,318 323,851 225,000 250,000 783	— — 70,000 — —	— — — — —	340,318 323,851 295,000 250,000 783	11.06 11.41 17.54 18.84 15.39
H.P. Sheridan	(a (b (c (e	) ) ) )	71,357 98,802 125,000 783	— — — —	— — — —	71,357 98,802 125,000 783	17.26 13.71 18.28 15.39
J.L. Wittstock	(a (b (c (d	) ) ) )	155,159 214,071 110,000 110,000	— — 50,000 50,000	12,445 — — —	142,714 214,071 160,000 160,000	12.42 12.91 17.15 17.15	4.11	13.05

			3,491,491	270,000	204,560	3,556,931

*	Mr. M. Lee was appointed a Director on November 28, 2003. The opening balances above and in the table on page F-7 relate to the position at date of appointment.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

DIRECTORS’ INTERESTS – Directors’ share options (continued)

Options by price		December 31, 2002 *	Granted in 2003	Exercised in 2003	December 31, 2003	Earliest exercise date	Expiry date
€
4.1058	(a)	67,335	—	12,445	54,890	March 2004	October 2004
6.5347	(a)	126,247	—	—	126,247	March 2004	April 2006
6.5347	(b)	208,582	—	—	208,582	March 2004	April 2006
7.0899	(a)	21,956	—	—	21,956	March 2004	April 2007
7.0899	(b)	65,868	—	—	65,868	March 2004	April 2007
7.1015	(a)	43,912	—	—	43,912	March 2004	April 2007
7.1015	(b)	120,758	—	32,934	87,824	March 2004	April 2007
12.6416	(a)	82,335	—	10,978	71,357	March 2004	April 2008
12.6416	(b)	252,494	—	65,868	186,626	March 2004	April 2008
14.5652	(a)	65,868	—	27,445	38,423	March 2004	April 2009
14.5652	(b)	167,415	—	54,890	112,525		April 2009
14.6563	(a)	76,846	—	—	76,846	March 2004	April 2009
14.6563	(b)	153,692	—	—	153,692		April 2009
17.2615	(a)	347,838	—	—	347,838	March 2004	April 2010
17.2615	(b)	68,118	—	—	68,118		April 2010
18.0084	(a)	109,780	—	—	109,780	March 2004	April 2010
18.0084	(b)	164,670	—	—	164,670		April 2010
18.28	(c)	470,000	—	—	470,000		April 2011
18.28	(d)	295,000	—	—	295,000		April 2011
19.68	(c)	275,000	—	—	275,000		April 2012
19.68	(d)	225,000	—	—	225,000		April 2012
13.15	(c)	40,000	70,000	—	110,000		April 2013
13.15	(d)	40,000	—	—	40,000		April 2013
13.26	(c)	—	100,000	—	100,000		April 2013
13.26	(d)	—	100,000	—	100,000		April 2013
15.39	(e)	1,566	—	—	1,566	June 2004	November 2004
16.09	(e)	1,211	—	—	1,211	June 2007	November 2007

		3,491,491	270,000	204,560	3,556,931

No options lapsed during the year. The market price of the Company’s shares at December 31, 2003 was €16.28, and the range during 2003 was €11.00 to €17.37.

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

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ interests in share capital at December 31, 2003

The interests of the Directors and Secretary in the shares of the Company as at December 31, 2003, which are beneficial unless otherwise indicated, are shown below.

The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares

	December 31, 2003		December 31, 2002
Directors
D. Godson	400,000		400,000
B.G. Hill	393,811		386,384
T.W. Hill	59,570	(i)	51,960	(i)
D.M. Kennedy	54,470		53,644
—Non-beneficial	9,250		9,250
H.E. Kilroy	55,887		55,887
M. Lee	202,264		202,264	(ii)
K. McGowan	4,149		4,085
P.J. Molloy	7,893		7,773
A. O’Brien	2,496		2,457
W.I. O’Mahony	454,927		453,840
W.P. Roef	1,417		1,389
J.L. Wittstock	55,996		42,667

Secretary
A. Malone	20,774		19,632

	1,722,904		1,691,232

Between December 31, 2003 and March 1, 2004, the date of approval of the Consolidated Financial Statements, there were no transactions in the above Directors’ and Secretary’s interests.

Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill became Directors on January 19, 2004 and the holdings of Mr. Doyle and Mr. Neill at that date are set out below. There were no transactions in their interests between January 19 and March 1, 2004.

January 19, 2004
D.W. Doyle	158,678
T.V. Neill	1,031

(i)	Mr. T.W. Hill’s shareholding as at December 31, 2003 and December 31, 2002 includes 21,726 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.
(ii)	Holding as at date of appointment.

See Item 6—Directors, Senior Management and Employees on page 88 for details of options and Ordinary Shares held by Directors of CRH at May 21, 2004.

CRH plc AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors of CRH public limited company

We have audited the consolidated balance sheets of CRH public limited company and subsidiary companies (the “Group”) as of December 31, 2003 and 2002, and the related consolidated statements of income, total recognized gains and losses, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with Irish auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company and subsidiary companies at December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those generally accepted in the United States (see Note 32 of Notes to Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Dublin, Ireland

March 1, 2004

ERNST & YOUNG

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	Continuing operations
	Acquisitions		Total 2003		Total 2002		Total 2001
	2003	2003
	(€m, except per share amounts)
Net sales including share of joint ventures (Note 2)	10,247.8	832.0	11,079.8		10,794.1		10,443.5
Less share of joint ventures	(278.5)	(27.0)	(305.5)		(276.9)		(236.7)

Group net sales	9,969.3	805.0	10,774.3		10,517.2		10,206.8
Cost of goods sold	(6,909.0)	(552.3)	(7,461.3)		(7,293.5)		(7,023.3)

Gross profit	3,060.3	252.7	3,313.0		3,223.7		3,183.5
Distribution and administration expenses (Note 3)	(2,139.6)	(168.9)	(2,308.5)		(2,209.1)		(2,189.9)

Group operating income (Note 4)	920.7	83.8	1,004.5		1,014.6		993.6
Share of joint ventures’ operating income before interest expense	34.5	5.0	39.5		33.5		26.5
Share of associates’ operating income before interest expense	0.7	—	0.7		—		—

Operating income excluding goodwill amortization	955.9	88.8	1,044.7		1,048.1		1,020.1
Goodwill amortization (Note 2)	(64.9)	(10.6)	(75.5)		(69.6)		(60.6)
Gain on sale of investments and property, plant and equipment	13.0	—	13.0		15.7		16.7

Income before interest expense	904.0	78.2	982.2		994.2		976.2

Interest income			28.3		44.5		63.8
Interest expense (Note 6)			(141.1)		(175.9)		(233.5)
Share of joint ventures’ and associates’ net interest expense			(5.2)		(7.1)		(3.6)

Income before taxes and minority shareholders’ equity interest			864.2		855.7		802.9
Taxes on income (Note 7)			(217.6)		(226.8)		(217.0)

Income before equity minority shareholders’ interest			646.6		628.9		585.9
Minority shareholders’ equity interest			(5.9)		(5.5)		(3.8)

Net income			640.7		623.4		582.1
Dividend on preference shares			(0.1)		(0.1)		(0.1)

Net income attributable to ordinary shareholders*			640.6		623.3		582.0

Per Ordinary Share
Net income—basic (Note 8)			121.9	c	119.2	c	115.3	c
Net income—diluted (Note 8)			120.6	c	118.6	c	114.3	c

Dividends (Note 9)			28.1	c	25.4	c	23.0	c

Weighted average number outstanding of €0.32 Ordinary Shares (in millions)			525.7		522.8		504.7

*	A summary of the significant adjustments to net income attributable to ordinary shareholders which would be required if accounting principles generally accepted in the United States (“U.S. GAAP”) had been applied instead of those generally accepted in the Republic of Ireland is given in Note 32.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Net income attributable to ordinary shareholders	640.6	623.3	582.0
Currency translation effects:
—on results for the year	(23.7)	(31.7)	0.5
—on foreign currency net investments	(498.8)	(482.5)	83.5

Total recognized gains and losses for the financial year	118.1	109.1	666.0

NOTE OF HISTORICAL COST INCOME AND LOSSES

Historical cost income (after taxation, minority interests and dividends) retained for the financial year does not differ materially from reported income.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002
	(€m)	(€m)
ASSETS
Current assets
Cash and liquid investments	1,298.0	1,533.2
Accounts receivable and prepayments (Note 10)	1,681.2	1,525.4
Inventories (Note 11)	1,117.6	1,064.0

	4,096.8	4,122.6

Fixed assets
Investments in joint ventures (Note 12)
—share of gross assets	560.1	366.1
—share of gross liabilities	(330.4)	(141.8)
—loans to joint ventures	62.3	28.4
Associates (Note 12)	44.6	—
Other investments (Note 12)	12.1	22.1
Property, plant and equipment (Note 14)	5,145.4	5,004.4
Intangible fixed assets—goodwill (Note 15)	1,474.5	1,154.1

Total assets	11,065.4	10,555.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and overdrafts (Note 16)	510.3	232.8
Accounts payable and accrued liabilities (Note 17)	1,682.6	1,511.0

	2,192.9	1,743.8

Long-term liabilities
Long-term debt (Note 18)	3,095.8	3,010.3
Deferred acquisition consideration (Note 17)	96.5	142.5
Taxes payable	—	6.6
Capital grants deferred (Note 20)	12.7	14.6
Provisions for liabilities and charges (Note 21)	818.0	779.3
Minority shareholders’ equity interest (Note 22)	90.6	110.9

	6,306.5	5,808.0

Shareholders’ equity*
Share capital (Note 23)	180.5	179.4
Additional paid-in capital	2,078.3	2,038.3
Other reserves	9.9	9.9
Accumulated income	2,490.2	2,520.3

	4,758.9	4,747.9

Total liabilities and shareholders’ equity	11,065.4	10,555.9

*	A summary of the significant adjustments to shareholders’ equity which would be required if U.S. GAAP had been applied instead of those generally accepted in the Republic of Ireland is given in Note 32.

The Notes to Consolidated Financial Statements are an integral part of these Balance Sheets.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Additional paid-in capital (a)	Other reserves (a)	Accumulated income (b)	Total shareholders’ equity
	(€m)	(€m)	(€m)	(€m)	(€m)
Balance at January 1, 2001	142.1	930.9	9.9	1,992.2	3,075.1
Shares issued	35.9	1,068.8	—	—	1,104.7
Share issue expenses	—	(20.6)	—	—	(20.6)
Income attributable to Ordinary Shares	—	—	—	582.0	582.0
Goodwill written back on sale (Note 26 (i))	—	—	—	6.3	6.3
Dividends (Note 9)	0.5	23.4	—	(120.0)	(96.1)
Currency translation effects:
—on results for year	—	—	—	0.5	0.5
—on foreign currency net investments	—	—	—	83.5	83.5

Balance at December 31, 2001	178.5	2,002.5	9.9	2,544.5	4,735.4
Shares issued	0.3	13.5	—	—	13.8
Share issue expenses	—	(0.4)	—	—	(0.4)
Income attributable to Ordinary Shares	—	—	—	623.3	623.3
Dividends (Note 9)	0.6	22.7	—	(133.3)	(110.0)
Currency translation effects:
—on results for year	—	—	—	(31.7)	(31.7)
—on foreign currency net investments	—	—	—	(482.5)	(482.5)

Balance at December 31, 2002	179.4	2,038.3	9.9	2,520.3	4,747.9
Shares issued	0.3	13.4	—	—	13.7
Share issue expenses	—	(0.1)	—	—	(0.1)
Income attributable to Ordinary Shares	—	—	—	640.6	640.6
Dividends (Note 9)	0.8	26.7	—	(148.2)	(120.7)
Currency translation effects:
—on results for year	—	—	—	(23.7)	(23.7)
—on foreign currency net investments	—	—	—	(498.8)	(498.8)

Balance at December 31, 2003	180.5	2,078.3	9.9	2,490.2	4,758.9

	As at December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Income is retained by:
Parent company	409.6	553.7	687.3
Subsidiary undertakings	2,392.9	2,275.1	2,157.8
Joint ventures	10.7	14.5	22.4
Cumulative goodwill previously written-off directly against accumulated income	(323.0)	(323.0)	(323.0)

	2,490.2	2,520.3	2,544.5

(a)	The Additional paid-in capital and Other reserves are not available for distribution.
(b)	The cumulative currency translation (loss) gains included in accumulated income at December 31, 2003 were €(693.5) million (2002: €(171.0) million, 2001: €343.2 million).

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Net cash inflow from operating activities (Note 24)	1,396.2	1,553.5	1,383.0

Dividends received from joint ventures and associates	19.4	23.5	11.3

Returns on investments and servicing of finance
Interest received	36.1	57.7	62.9
Interest paid	(140.5)	(183.2)	(248.3)
Finance lease interest paid	(0.7)	(0.7)	(0.5)
Preference dividends paid (Note 25)	(0.1)	(0.1)	(0.1)

	(105.2)	(126.3)	(186.0)

Taxation
Irish corporation tax paid	(19.6)	(17.2)	(15.2)
Overseas tax paid	(83.3)	(145.1)	(63.9)

	(102.9)	(162.3)	(79.1)

Capital expenditure
Purchase of property, plant and equipment (Note 14)	(402.0)	(367.4)	(452.3)
Less: capital grants received	0.1	0.1	0.1
new finance leases	—	—	0.1

	(401.9)	(367.3)	(452.1)
Proceeds from sale of investments and property, plant and equipment (Note 26)	77.9	104.4	89.0

	(324.0)	(262.9)	(363.1)

Investments in subsidiary, joint venture and associated undertakings
Acquisition of subsidiary undertakings (Note 13)	(1,439.0)	(793.7)	(748.7)
Deferred acquisition consideration	(56.8)	(80.3)	(77.8)
Investment in and advances to joint ventures and associates	(79.5)	(22.0)	(187.5)

	(1,575.3)	(896.0)	(1,014.0)

Dividends paid (Note 25)	(122.8)	(111.6)	(78.9)

Cash (outflow)/inflow before use of liquid investments and financing	(814.6)	17.9	(326.8)
Cash inflow/(outflow) from management of liquid investments	110.4	(169.7)	(53.1)

Financing
Issue of shares	13.7	13.8	1,104.7
Issue of preference shares by a subsidiary to minority interests	—	—	109.2
Increase/(decrease) in term debt	688.4	192.5	(791.4)
Capital element of finance leases repaid	(3.1)	(5.1)	(6.6)
Expenses paid in respect of share issues	(0.1)	(0.4)	(20.6)

(Decrease)/increase in cash and demand debt for the year	(5.3)	49.0	15.4

A summary of the significant differences between the cash flow presented above and that required under U.S. GAAP is given in Note 32.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
(Decrease)/increase in cash and demand debt for the year	(5.3)	49.0	15.4
Cash (outflow)/inflow from movement in term debt	(685.3)	(187.4)	798.0
Cash (inflow)/outflow from management of liquid investments	(110.4)	169.7	53.1

Change in net debt resulting from cash flows (Note 27)	(801.0)	31.3	866.5
Loans and finance leases, net of liquid investments, acquired with subsidiary undertakings (Note 13)	(40.0)	(95.8)	(66.1)
New finance leases	—	—	(0.1)

	(841.0)	(64.5)	800.3
Translation adjustment	242.8	248.3	(74.2)

Movement in net debt in the year	(598.2)	183.8	726.1
Net debt at January 1	(1,709.9)	(1,893.7)	(2,619.8)

Net debt at December 31 (Note 27)	(2,308.1)	(1,709.9)	(1,893.7)

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

Basis of consolidation

The financial statements consolidate the financial statements of CRH plc and its subsidiary, joint venture and associated undertakings. Net sales and results of subsidiary undertakings are consolidated in the Consolidated Statements of Income from the dates on which control over the operating and financial decisions is obtained. The Group’s share of net sales and results of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are equity accounted from the dates on which the joint venture agreements are finalized. Entities other than subsidiary and joint venture undertakings in which the Group has a participating interest, and over whose operating and financial policies the Group exercises a significant influence, are accounted for as associated undertakings using the equity method and are included in the consolidated financial statements from the dates on which significant influence is deemed to arise.

Accounting periods

The consolidated financial statements include the financial statements of CRH public limited company (the “Company”), and all its subsidiaries, joint venture and associated undertakings (collectively the “Group”) made up to December 31 of each year.

Net sales

Net sales represent the value of goods and services supplied to external customers and exclude inter-company sales and value added tax.

Revenue recognition

Revenue is recognized at the time products are shipped or services are supplied to customers. Net sales on long-term contracts are recognized using the percentage-of-completion method, calculated on an input cost basis.

Acquisitions

Net sales and results of subsidiary undertakings are consolidated in the Consolidated Statements of Income from the dates on which control over the operating and financial decisions is obtained. The Group’s share of net sales and income from joint ventures and associates are accounted for from the dates on which the investment agreements are finalized.

Goodwill

With effect from January 1, 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary, joint venture and associated undertakings, is capitalized, and related amortization based on its estimated useful life of 20 years is charged against income before interest. Goodwill arising prior to that date was written-off immediately against reserves and was not reinstated on implementation of Financial Reporting Standard 10—Goodwill and Intangible Assets (FRS 10). On disposal of an undertaking acquired prior to January 1, 1998, goodwill eliminated against reserves in respect of that undertaking is included in the determination of the gain or loss on sale. Goodwill in the balance sheet represents the written down value of goodwill arising on acquisitions since January 1, 1998.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Current tax represents the amount expected to be paid or recovered in respect of taxable income for the year and is calculated using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

•	provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled-over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled-over into replacement assets and charged to tax only when the replacement assets are sold;

•	provision is made for deferred taxation that would arise on remittance of the retained earnings of overseas subsidiary, joint venture and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

•	deferred taxation assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable income from which the future reversal of the underlying timing differences can be deducted.

Deferred taxation is measured on an undiscounted basis at the tax rates that are anticipated to apply in the periods in which the timing differences reverse, based on tax rates and legislation which are enacted or substantively enacted at the balance sheet date.

Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at the average rates, and on restatement of the opening net assets at closing rates, are dealt with in accumulated income, net of differences on related currency borrowings. All other translation differences are included in arriving at operating income.

	Average rates			Year-end rates
euro 1 =	2003	2002	2001	2003	2002	2001
U.S. Dollar	1.1312	0.9456	0.8956	1.2630	1.0487	0.8901
Pound Sterling	0.6920	0.6288	0.6218	0.7048	0.6505	0.6120
Polish Zloty	4.3996	3.8574	3.6721	4.7019	4.0210	3.4953
Swiss Franc	1.5212	1.4670	1.5104	1.5579	1.4524	1.4774
Israeli Shekel	5.1419	4.4835	3.7530	5.5285	4.9858	3.9033
Canadian Dollar	1.5817	1.4838	1.3865	1.6234	1.6550	1.4175
Argentine Peso	3.3314	2.9514	0.8956	3.6955	3.5289	1.4019

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

Pensions and other post-retirement obligations

Costs and liabilities in respect of pensions and other post-retirement obligations are measured in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 and are independently assessed in accordance with the advice of professionally qualified actuaries. The regular cost of pensions and other post-retirement obligations is charged to operating income over the employees’ service lives on the basis of a constant percentage of earnings. Variations from regular cost, arising from periodic actuarial valuations, are charged to operating income over the expected remaining service lives of current employees.

Fixed assets

Depreciation and amortization

Depreciation is calculated to write-off the book value of property, plant and equipment during the useful economic life of each asset on a straight line basis at the following rates:

Freehold Property:    The book value of mineral-bearing land, less an estimate of its residual value, is amortized over the period of the mineral extraction in the proportion which the production for the year bears to the estimated mineral reserves. In general, buildings are depreciated at 2.5% p.a.

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

Leasing

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the Group are capitalized. The capital element of the related rental obligations is included in long-term debt and bank loans and overdrafts. The interest element of the rental obligations is charged against income so as to produce a constant rate of charge. Operating lease rentals are charged to the statement of income.

Inventories

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term contracts

Amounts recoverable on long-term contracts, which are included in accounts receivable, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provision for contingencies and payments on account not matched with net sales, are included as long-term contract balances in inventories.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments, which are held as readily disposable stores of value, and include investments in government gilts and commercial paper and deposits of less than one year. Interest expense and interest income arising from financial instruments, which include borrowings and cash as well as liquid investments, is accounted for on an accruals basis.

Financial instruments

Financial instruments include (i) borrowings, (ii) cash, deposits and liquid investments, and (iii) interest and currency swaps, forward contracts and other derivatives.

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

GEOGRAPHICAL ANALYSIS BY MARKET/DESTINATION:

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Net sales
Republic of Ireland	731.6	713.9	703.6
Britain & Northern Ireland	691.5	698.4	680.0
Mainland Europe	3,635.3	3,020.6	2,652.2
The Americas—primarily United States	6,021.4	6,361.2	6,407.7

Total including share of joint ventures	11,079.8	10,794.1	10,443.5
Less share of joint ventures’ net sales	(305.5)	(276.9)	(236.7)

Total excluding share of joint ventures	10,774.3	10,517.2	10,206.8

	2003
	Operating income	Goodwill amortization	Gain/(loss) on sale	Income before interest
	(€m)	(€m)	(€m)	(€m)
Income before interest expense
Republic of Ireland	129.9	(0.3)	3.4	133.0
Britain & Northern Ireland	57.4	(5.1)	3.5	55.8
Mainland Europe	297.8	(34.0)	3.1	266.9
The Americas—primarily United States	559.6	(36.1)	3.0	526.5

Total including share of joint ventures and associates	1,044.7	(75.5)	13.0	982.2
Less share of joint ventures and associates	(40.2)	1.5	(1.1)	(39.8)

Total excluding share of joint ventures and associates	1,004.5	(74.0)	11.9	942.4

	2002
Republic of Ireland	131.3	(0.3)	7.8	138.8
Britain & Northern Ireland	55.8	(5.4)	2.8	53.2
Mainland Europe	233.5	(28.6)	3.3	208.2
The Americas—primarily United States	627.5	(35.3)	1.8	594.0

Total including share of joint ventures	1,048.1	(69.6)	15.7	994.2
Less share of joint ventures	(33.5)	2.0	(1.2)	(32.7)

Total excluding share of joint ventures	1,014.6	(67.6)	14.5	961.5

	2001
Republic of Ireland	133.9	(0.2)	16.5	150.2
Britain & Northern Ireland	61.8	(5.2)	4.9	61.5
Mainland Europe	192.4	(25.2)	(4.0)	163.2
The Americas—primarily United States	632.0	(30.0)	(0.7)	601.3

Total including share of joint ventures	1,020.1	(60.6)	16.7	976.2
Less share of joint ventures	(26.5)	1.4	(0.4)	(25.5)

Total excluding share of joint ventures	993.6	(59.2)	16.3	950.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	As at December 31
	Long-lived assets (i)		Identifiable assets (i)
	2003	2002	2003	2002
	(€m)	(€m)	(€m)	(€m)
Republic of Ireland	351.7	342.5	626.0	663.9
Britain & Northern Ireland	417.2	463.2	1,154.1	1,543.7
Mainland Europe	2,474.0	1,702.7	4,265.9	3,063.0
The Americas—primarily United States	3,377.0	3,650.1	5,019.4	5,285.3

	6,619.9	6,158.5	11,065.4	10,555.9

Net assets (i)
Republic of Ireland			327.0	303.3
Britain & Northern Ireland			483.5	542.8
Mainland Europe			3,068.5	2,168.0
The Americas—primarily United States			3,869.8	4,126.3

			7,748.8	7,140.4
Trade and other investments			12.1	22.1
Unallocated liabilities—dividends payable			(105.0)	(94.2)

			7,655.9	7,068.3

Reconciliation of total net assets
Total assets			11,065.4	10,555.9
Less cash and liquid investments			(1,298.0)	(1,533.2)
Less accounts payable and accrued liabilities, deferred acquisition consideration due after more than one year and provisions for liabilities and charges (excluding deferred taxation)			(2,111.5)	(1,954.4)

Total net assets			7,655.9	7,068.3

(i)	Long-lived assets, identifiable assets and net assets are analyzed by reference to the geographical area in which the assets are located.

The impact of acquisitions completed during 2003 (see Note 13 for detailed list) is summarized below:

	Net sales	Operating income	Net assets at year-end
	(€m)	(€m)	(€m)
Cementbouw	212.5	20.9	692.3
Europe—other acquisitions	215.3	21.4	318.0

Total Europe	427.8	42.3	1,010.3

The Americas—primarily United States	404.2	46.5	487.8

Total acquisitions including share of joint ventures	832.0	88.8	1,498.1

Materials	237.1	26.1	319.0
Products	379.8	46.0	682.1
Distribution	215.1	16.7	497.0

Total acquisitions including share of joint ventures	832.0	88.8	1,498.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

Analysis by Division/class of business

The Group is organized into four Divisions, two in Europe; Materials and Products & Distribution and two in the Americas; Materials in the United States and Products & Distribution in the United States, Canada, Argentina and Chile. These activities comprise three reporting business segments:

Materials businesses are primarily involved in the production of cement, aggregates, asphalt and readymixed concrete.

Products businesses are involved in the production of concrete products and a range of construction-related products and services.

Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and of materials and products to the DIY market.

Intersegment	sales are not significant.

	2003
	Materials	Products	Distribution	Total Products & Distribution	Total Group
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales
Europe	1,983.8	1,720.6	1,361.8	3,082.4	5,066.2
Americas	2,831.3	2,196.3	986.0	3,182.3	6,013.6

	4,815.1	3,916.9	2,347.8	6,264.7	11,079.8
Less share of joint ventures	(190.8)	(66.0)	(48.7)	(114.7)	(305.5)

	4,624.3	3,850.9	2,299.1	6,150.0	10,774.3

Operating income
Europe	273.3	142.6	70.1	212.7	486.0
Americas	290.7	215.6	52.4	268.0	558.7

	564.0	358.2	122.5	480.7	1,044.7
Less share of joint ventures and associates	(27.7)	(5.8)	(6.7)	(12.5)	(40.2)

	536.3	352.4	115.8	468.2	1,004.5

Goodwill amortization
Europe	(20.3)	(16.1)	(3.0)	(19.1)	(39.4)
Americas	(17.9)	(14.0)	(4.2)	(18.2)	(36.1)

	(38.2)	(30.1)	(7.2)	(37.3)	(75.5)
Less share of joint ventures and associates	1.4	1.6	(1.5)	0.1	1.5

	(36.8)	(28.5)	(8.7)	(37.2)	(74.0)

Gain/(loss) on sale of investments and property, plant and equipment
Europe	6.3	2.6	1.1	3.7	10.0
Americas	2.8	(0.7)	0.9	0.2	3.0

	9.1	1.9	2.0	3.9	13.0
Less share of joint ventures and associates	(0.9)	(0.1)	(0.1)	(0.2)	(1.1)

	8.2	1.8	1.9	3.7	11.9

Income on ordinary activities before interest
Europe	259.3	129.1	68.2	197.3	456.6
Americas	275.6	200.9	49.1	250.0	525.6

	534.9	330.0	117.3	447.3	982.2
Less share of joint ventures and associates	(27.2)	(4.3)	(8.3)	(12.6)	(39.8)

	507.7	325.7	109.0	434.7	942.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	2002
	Materials	Products	Distribution	Total Products & Distribution	Total Group
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales
Europe	1,927.0	1,416.0	1,089.6	2,505.6	4,432.6
Americas	3,072.1	2,290.0	999.4	3,289.4	6,361.5

	4,999.1	3,706.0	2,089.0	5,795.0	10,794.1
Less share of joint ventures	(168.7)	(59.9)	(48.3)	(108.2)	(276.9)

	4,830.4	3,646.1	2,040.7	5,686.8	10,517.2

Operating income
Europe	266.7	107.5	46.4	153.9	420.6
Americas	335.8	248.6	43.1	291.7	627.5

	602.5	356.1	89.5	445.6	1,048.1
Less share of joint ventures	(24.5)	(3.4)	(5.6)	(9.0)	(33.5)

	578.0	352.7	83.9	436.6	1,014.6

Goodwill amortization
Europe	(19.9)	(13.2)	(1.2)	(14.4)	(34.3)
Americas	(19.8)	(12.4)	(3.1)	(15.5)	(35.3)

	(39.7)	(25.6)	(4.3)	(29.9)	(69.6)
Less share of joint ventures	1.6	0.4	—	0.4	2.0

	(38.1)	(25.2)	(4.3)	(29.5)	(67.6)

Gain/(loss) on sale of investments and property, plant and equipment
Europe	11.7	2.7	(0.5)	2.2	13.9
Americas	3.3	(1.5)	—	(1.5)	1.8

	15.0	1.2	(0.5)	0.7	15.7
Less share of joint ventures	(1.3)	—	0.1	0.1	(1.2)

	13.7	1.2	(0.4)	0.8	14.5

Income on ordinary activities before interest
Europe	258.5	97.0	44.7	141.7	400.2
Americas	319.3	234.7	40.0	274.7	594.0

	577.8	331.7	84.7	416.4	994.2
Less share of joint ventures	(24.2)	(3.0)	(5.5)	(8.5)	(32.7)

	553.6	328.7	79.2	407.9	961.5

	2003		2002
	(€m)%		(€m)%
Net assets
Europe Materials	1,482.9	19.1	1,519.3	21.3
Europe Products	1,567.4	20.2	1,171.6	16.4
Europe Distribution	828.6	10.7	322.5	4.5
Americas Materials	2,522.2	32.6	2,691.9	37.7
Americas Products	1,163.3	15.0	1,218.3	17.1
Americas Distribution	184.4	2.4	216.8	3.0

	7,748.8	100	7,140.4	100

Trade and other investments	12.1		22.1
Unallocated liabilities—dividends proposed	(105.0)		(94.2)

	7,655.9		7,068.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—DISTRIBUTION AND ADMINISTRATION EXPENSES

			Year ended December 31
	Continuing operations
	2003	Acquisitions 2003	Total 2003	2002	2001
	(€m)	(€m)	(€m)	(€m)	(€m)
Distribution expenses	1,138.3	87.6	1,225.9	1,156.3	1,157.0
Administrative expenses	1,004.2	81.3	1,085.5	1,056.0	1,036.9
Other income	(2.9)	—	(2.9)	(3.2)	(4.0)

	2,139.6	168.9	2,308.5	2,209.1	2,189.9

NOTE 4—GROUP OPERATING INCOME

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Group operating income (excluding goodwill amortization and share of joint ventures’ and associates’ operating income) is arrived at after charging
Wages and salaries	1,813.0	1,800.3	1,773.5
Social security costs	207.5	194.4	191.7
Pension costs	113.8	107.9	95.8
Depreciation	458.2	456.3	436.1
Repairs and maintenance	384.4	371.1	334.3
Advertising and promotion expense	51.9	49.1	34.1
Operating lease rentals—hire of plant and machinery	63.5	62.6	52.7
Operating lease rentals—land and buildings	52.9	53.6	54.9
Operating lease rentals—other operating leases	11.6	10.5	10.5

	2003	2002	2001
The average number of Group employees by region was as follows
Republic of Ireland	2,545	2,554	2,628
Britain & Northern Ireland	4,025	4,045	4,007
Mainland Europe	18,033	15,794	14,652
The Americas—primarily United States	29,636	27,496	26,358

	54,239	49,889	47,645

NOTE 5—DIRECTORS’ EMOLUMENTS AND INTERESTS

Directors’ emoluments and interests are given in the report on Directors’ remuneration on pages F-1 to F-8.

NOTE 6—INTEREST EXPENSE

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Interest payable on bank loans and overdrafts repayable wholly within five years:
—by installments	4.2	3.8	4.0
—not by installments	67.4	85.8	130.8
Interest payable on other borrowings	69.5	86.3	98.7

	141.1	175.9	233.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—TAXES ON INCOME

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Ireland
Corporation tax at 12.5% (2002: 16%, 2001 : 20%)	12.3	21.2	28.9
Less manufacturing relief (a)	(3.2)	(7.7)	(12.2)

	9.1	13.5	16.7
Overseas tax	130.1	135.4	124.7
Share of joint ventures’ and associates’ tax	8.2	5.1	4.6
Taxation on disposal of fixed assets	3.1	2.1	5.4

Total current tax	150.5	156.1	151.4
Deferred taxation—origination and reversal of timing differences	67.1	70.7	65.6

Taxes on income	217.6	226.8	217.0

	(€m)	(€m)	(€m)
Income before taxes and minority shareholders’ equity interest
Republic of Ireland	195.7	231.9	218.2
Overseas	633.9	598.2	562.8
Share of joint ventures’ and associates’ income before taxes	34.6	25.6	21.9

Income before taxes and minority shareholders’ equity interest	864.2	855.7	802.9

Effective tax rate
The effective tax rate is obtained by computing the tax charge as a percentage of income before taxes and minority shareholders’ equity interest (income before tax).

Total current tax as a percentage of profit before tax	17.4%	18.2%	18.9%
Total taxes on income as a percentage of profit before tax	25.2%	26.5%	27.0%

The following table relates the applicable Republic of Ireland statutory tax rate to the effective total tax rate of the Group:

	(% of income before tax)
Irish corporation tax rate	12.5	16.0	20.0
Manufacturing relief (a)	(0.4)	(0.9)	(1.5)
Higher tax rates on overseas earnings	13.0	9.0	4.5
Other allowances and expenses not deductible for tax purposes	0.1	2.4	4.0

	25.2	26.5	27.0

(a)	Income from the sale of goods manufactured in Ireland is liable to Corporation Tax at a reduced rate of 10% (“manufacturing relief”). This reduced rate applies to income arising from the manufacture of goods regardless of whether the goods are exported.

Factors that may affect future tax charges

Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—TAXES ON INCOME (continued)

No deferred taxation is recognised on the unremitted earnings of overseas subsidiaries, joint ventures or associates; as earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

Provision is made for deferred taxation on gains recognised on revaluing property only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned.

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

NOTE 8—NET INCOME PER ORDINARY SHARE

	Year ended December 31
	2003		2002		2001
Numerator for basic and diluted earnings per share
Net income attributable to ordinary shareholders (€ millions)	640.6		623.3		582.0

Denominator for basic earnings per share
Weighted average number of shares in issue for the year (millions) (i)	525.7		522.8		504.7
Effect of dilutive potential Ordinary Shares (employee share options)	5.4		2.9		4.7

Denominator for diluted earnings per share	531.1		525.7		509.4

Basic net income per Ordinary Share	121.9	c	119.2	c	115.3	c

Diluted net income per Ordinary Share	120.6	c	118.6	c	114.3	c

NOTE 9—DIVIDENDS

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Paid:
Interim—8.20c per Ordinary Share (2002: 7.43c, 2001: 6.75c)	43.2	39.1	35.3
Proposed:
Final—19.90c per Ordinary Share (2002: 17.97c, 2001: 16.25c)	105.0	94.2	84.7

	148.2	133.3	120.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—ACCOUNTS RECEIVABLE AND PREPAYMENTS

	December 31
	2003	2002
	(€m)	(€m)
Trade receivables	1,432.4	1,324.9
Provision for doubtful accounts	(91.4)	(92.8)

	1,341.0	1,232.1
Other receivables:
Amounts recoverable on long-term contracts	104.0	104.4
Amounts receivable from joint ventures and associates	2.3	1.4
Prepayments and accrued income	98.9	87.4
Other	135.0	100.1

	1,681.2	1,525.4

NOTE 11—INVENTORIES

	December 31
	2003	2002
	(€m)	(€m)
Raw materials	252.5	236.7
Work-in-progress	87.5	87.5
Finished goods	777.6	739.8

	1,117.6	1,064.0

NOTE 12—INVESTMENTS

	Joint ventures (iii)			Associated companies	Other investments at cost	Total
	Share of net assets	Goodwill	Loans
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
At January 1	193.1	31.2	28.4	—	22.1	274.8
Translation adjustment	(27.0)	(4.5)	(0.1)	—	(1.3)	(32.9)
Joint ventures becoming subsidiaries	(11.7)	—	—	—	—	(11.7)
Arising on acquisition of subsidiaries	31.2	(4.3)	2.4	7.8	—	37.1
Trade investments becoming associates (i)	—	—	—	7.3	(7.3)	—
Investments and advances (i), (ii)	(87.3)	104.1	32.0	27.6	3.1	79.5
Disposals and repayments	—	—	(0.4)	—	(4.5)	(4.9)
Retained income less dividends paid	6.4	(1.5)	—	1.9	—	6.8

At December 31	104.7	125.0	62.3	44.6	12.1	348.7

(i)	In December 2003, the Group increased its shareholding in SAMSE, a publicly quoted builders merchants in France, from 11.2% to 20.1%, and accordingly the Group’s opening investment in this company has been reclassified from other investments to investment in associate. This opening investment was carried at cost (€4.7 million) at December 31, 2002, and the market value of the investment at that date amounted to €13.0 million. The market value of the 20.1% investment at December 31, 2003 was €25.1 million. Other trade investments becoming associates during the year amounted to €2.6 million.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—INVESTMENTS (continued)

(ii)	Investments during the year include €46.5 million relating to the acquisition of a 45% stake in Cementbouw bv. This transaction was part of the Cementbouw deal completed on October 3, 2003 which involved the acquisition of 100% of the distribution and building products operations of Cementbouw Handel & Industrie for €670.6 million (see Note 13).
(iii)	The investments in joint ventures are not publicly traded. A listing of the principal joint ventures is as follows:

Incorporated and operating in	% held		Products and services
Netherlands	50 45 50 50	Bouwmaterialenhandel de Schelde bv Cementbouw bv Kellen bv Cruquius Beton bv	DIY stores Cement transport and trading, readymixed concrete and aggregates Concrete paving products Concrete paving products
Ireland	50 50	Kemek Limited Williaam Cox Limited	Commercial explosives Continuous rooflights, glass constructions
Belgium	49	Gefinex Jackon nv	XPS insulation
Germany	49	Gefinex Jackon GmbH	XPS insulation
Portugal	50	Modelo Distribuição de Materiais de Construção sa	Cash & Carry building materials
United States	45 50 50 50 50 50	Buckeye Ready-Mix, LLC Cadillac Asphalt, LLC White Rock Quarry, LLC Landmark Stone Products, LLC Oldcastle Arpal, LLC Boxley Aggregates of West Virginia, LLC	Readymixed concrete Asphalt Aggregates Veneer stone Blast mitigation window systems Aggregates
Israel	25	Mashav Initiating and Development Limited	Cement

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS

The major acquisitions made by the Group during the two years ended December 31, 2002 and 2003 are listed below. All acquisitions have been accounted for under the purchase method.

	Date	(€m)
Acquired in 2002
The EHL Group, Germany	May 2002	154.5
Certain assets of U.S. Aggregates in Idaho, Utah and Alabama	February to May 2002	128.5
Anchor Concrete Products, New Jersey	March 2002	75.4
Europe Materials Division—4 deals		26.0
Europe Products & Distribution Division—8 deals in addition to the EHL Group		80.5
Americas Materials Division—16 deals in addition to the U.S. Aggregates deal		291.6
Americas Products & Distribution Division—10 deals in addition to Anchor Concrete Products		207.1

Total spend on acquisitions in 2002		963.6

	Date	(€m)
Acquired in 2003
Cementbouw Handel & Industrie, the Netherlands	October 2003	670.6
S. E. Johnson, Ohio	May 2003	202.2
Matt Stone, southern states of the U.S.	June 2003	70.0
Europe Materials Division—5 deals		56.5
Europe Products & Distribution Division—13 deals in addition to Cementbouw		244.6
Americas Materials Division—9 deals in addition to the S.E. Johnson		89.2
Americas Products & Distribution Division—10 deals in addition to Matt Stone		186.4

Total spend on acquisitions in 2003		1,519.5

The date that each business was acquired and upon which assets were received and the date when control over the operating and financial decisions was obtained were one and the same.

The principal acquisitions during 2003 were:

Europe

Materials businesses—86% of Trzuskawica and Kujawy Lime in Poland; and Veljekset Turpeinen, NCC Tampere and Betokari in Finland.

Products & Distribution businesses—Cementbouw Handel & Industrie, three Gamma stores and Unidek in the Netherlands; Heeren, Gamma Leuven, Plakabeton, Maessen and Duffeleer in Belgium; Adronit, Magnetic Autocontrol and Gera in Germany; Premac in Slovakia; Betonelement in Denmark; and three concrete pole manufacturing plants from Amec Spie in France.

Americas

Materials businesses—S.E. Johnson, Osterland, Thomas Asphalt Paving Company and Portage Limestone Company in Ohio; formation of a joint venture with Edward C. Levy in Michigan; Bean’s Lime & Stone in West

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS (continued)

Virginia; Valley Readymix in Washington state; Blahnik Corporation in Montana; Barletta Construction in Maine; Kaminski Brothers in Pennsylvania; and an exchange transaction whereby six quarries in southeastern United States and a quarry in Michigan were obtained in consideration for five quarries in Indiana.

Products & Distribution businesses—Northfield Block in Chicago; Bend Industries in Wisconsin; Matt Stone Company in the southern states; Georgia Masonry Supply in Atlanta; Global Stone’s Lawn and Garden business with operations in Georgia, Virginia and Pennsylvania; Supreme Concrete Block in Washington, D.C.; Southwest Aluminum Systems in Arizona; April Industries in Québec, Canada; Gypsum Products in Colorado; Remodelers Supply (South Side) in Chicago; and BASS Supply in Philadelphia.

Materials businesses are primarily involved in the production of cement, aggregates, asphalt and readymixed concrete.

Products businesses are involved in the production of concrete products and a range of construction-related products and services.

Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and of materials and products to the DIY market.

	Year ended December 31
	2003	2002
	(€m)	(€m)
Accounts receivable and prepayments	233.1	168.3
Inventories	176.6	145.5
Investments	25.4	(7.0)
Property, plant and equipment	879.8	607.1

Total assets, excluding cash	1,314.9	913.9

Accounts payable and accrued liabilities	(232.3)	(124.0)
Taxation, including deferred taxation	(10.5)	(6.9)
Provisions	(68.4)	(5.3)
Capital grants	(0.1)	(0.7)
Minority shareholders’ equity interest	(3.2)	1.5

Total liabilities, excluding debt	(314.5)	(135.4)

Net assets acquired at fair value	1,000.4	778.5
Goodwill arising on acquisition	519.1	185.1

Consideration	1,519.5	963.6

Satisfied by
Cash payment	1,110.1	810.4
Cash acquired on acquisition	(35.3)	(50.4)
Bank overdrafts assumed on acquisition	364.2	33.7

Net cash outflow	1,439.0	793.7
Loans and finance leases, net of liquid investments, assumed on acquisition	40.0	95.8
Deferred acquisition consideration	40.5	74.1

	1,519.5	963.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS (continued)

Cementbouw acquisition

The acquisition of the distribution and building products operations of Cementbouw Handel & Industrie (“Cementbouw”) was completed on October 3, 2003 for a total consideration of €670.6 million. Cementbouw is a leading Dutch building materials group. Cementbouw’s Distribution operations, which comprise both DIY and builders merchanting activities, are concentrated primarily in the northern and northeastern provinces of the Netherlands. The DIY division is the second largest Intergamma franchisee, operating a total of 54 GAMMA and Karwei stores. In the builders merchanting segment, Cementbouw’s 36 stores supply a broad range of building products used in the construction and renovation of mainly residential buildings. Cementbouw’s building products businesses manufacture sand-lime bricks (an important product segment in the Netherlands) as well as clay and concrete pavers, concrete flooring, walling and foundation products. As discussed in Note 12 on page F-28, on October 3, 2003 CRH also acquired a 45% stake in Cementbouw bv, a leveraged buyout of Cementbouw’s materials operations, for €46.5 million.

	Operating cash flow	Returns on investments and servicing of finance	Taxation	Capital expenditure
	(€m)	(€m)	(€m)	(€m)
Impact of Cementbouw on the Group cash flow statement for 2003	43.1	(1.8)	(9.3)	(9.9)

The impact of other 2003 acquisitions on the cash flow statement was not material.

	Pre—acquisition	Full year
	2003	2002
	(€m)	(€m)
Pre-acquisition income statement details of Cementbouw (i)

Operating income	52.8	71.8
Income after tax and minority interest	6.6	9.0

(i)	Cementbouw’s financial year ended on December 31.

Fair values and goodwill on acquisition

Goodwill arising in 2003 in respect of the acquisition of subsidiary undertakings amounted to €519.1 million and comprises:

	Fair values	Consideration	Goodwill
	(€m)	(€m)	(€m)
Cementbouw	363.0	670.6	307.6
Other acquisitions	637.4	848.9	211.5

	1,000.4	1,519.5	519.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS (continued)

The fair values were calculated as follows

	Acquisitions completed in 2003
	Book values	Revaluation	Accounting policy alignment	Fair values
Cementbouw	(€m)	(€m)	(€m)	(€m)
Property, plant and equipment and investments	243.0	61.7	—	304.7
Working capital	82.1	6.2	—	88.3
Taxation, including deferred taxation	(18.2)	3.7	—	(14.5)
Provisions	(9.1)	(6.4)	—	(15.5)

Net assets	297.8	65.2	—	363.0
Goodwill	372.8	(65.2)	—	307.6

Consideration—Cementbouw acquisition	670.6	—	—	670.6

Other acquisitions
Property, plant and equipment and investments	401.3	200.0	(0.8)	600.5
Working capital	101.2	(7.1)	(5.0)	89.1
Taxation, including deferred taxation	(2.7)	6.7	—	4.0
Provisions	(40.7)	(12.2)	—	(52.9)
Capital grants	(0.1)	—	—	(0.1)
Minority shareholders’ equity interest	(3.7)	0.5	—	(3.2)

Net assets	455.3	187.9	(5.8)	637.4
Goodwill	393.6	(187.9)	5.8	211.5

Consideration—other acquisitions	848.9	—	—	848.9

Total consideration	1,519.5	—	—	1,519.5

Provisions amounting to €13.7 million were made in respect of reorganization, redundancies or related asset write-downs in the twelve months preceding the effective dates of acquisition. The fair values set out above include provisional valuations for certain acquisitions completed in 2003; any eventual revisions to these provisional values will be reflected in the 2004 financial statements.

Pro-forma results

The following unaudited pro-forma combined operating results of the Group for the years ended December 31, 2003 and 2002 have been prepared as if the acquisition of the companies in 2003 outlined on pages F-29 and F-30 were effective as of January 1, 2002. The effect of 2002 and 2001 acquisitions on 2002 and 2001 results have been included.

	Year ended December 31
	2003		2002		2001
	(€ million, except per share amounts )
Net sales	12,047.9		13,320.5		12,134.4
Net income attributable to ordinary shareholders	622.1		644.1		602.8
Net income per Ordinary Share	118.3	c	123.2	c	119.4	c

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—PROPERTY, PLANT AND EQUIPMENT

	Freehold property	Plant and equipment	Transport	Assets under construction	Total
	(€m)	(€m)	(€m)	(€m)	(€m)
Cost or Valuation
Balance at January 1, 2003	2,944.0	3,630.3	433.6	82.7	7,090.6
Additions at cost	58.9	219.0	41.5	82.6	402.0
Retirements	(39.8)	(100.5)	(28.1)	—	(168.4)
Arising on acquisitions during the year (Note 13)	580.0	259.6	23.0	17.2	879.8
Reclassifications	—	41.7	16.1	(57.8)	—
Translation adjustment	(377.8)	(386.0)	(64.7)	(11.8)	(840.3)

Balance at December 31, 2003	3165.3	3,664.1	421.4	112.9	7,363.7

Depreciation
Balance at January 1, 2003	395.4	1,480.7	210.1	—	2,086.2
Depreciation charged to costs and expenses	85.0	316.1	57.1	—	458.2
Retirements	(16.5)	(72.7)	(19.0)	—	(108.2)
Translation adjustment	(39.9)	(147.4)	(30.6)	—	(217.9)

Balance at December 31, 2003	424.0	1,576.7	217.6	—	2,218.3

Net book amount at December 31, 2003	2,741.3	2,087.4	203.8	112.9	5,145.4

Cost or Valuation
Balance at January 1, 2002	2,914.9	3,640.0	427.3	102.0	7,084.2
Additions at cost	54.8	230.7	40.0	41.9	367.4
Retirements	(38.1)	(114.7)	(26.4)	—	(179.2)
Arising on acquisitions during the year (Note 13)	348.0	225.2	33.4	0.5	607.1
Reclassifications	6.9	26.5	18.3	(51.7)	—
Translation adjustment	(342.5)	(377.4)	(59.0)	(10.0)	(788.9)

Balance at December 31, 2002	2,944.0	3,630.3	433.6	82.7	7,090.6

Depreciation
Balance at January 1, 2002	347.8	1,394.3	191.6	—	1,933.7
Depreciation charged to costs and expenses	93.9	305.2	57.2	—	456.3
Retirements	(15.0)	(79.8)	(17.5)	—	(112.3)
Translation adjustment	(31.3)	(139.0)	(21.2)	—	(191.5)

Balance at December 31, 2002	395.4	1,480.7	210.1	—	2,086.2

Net book amount at December 31, 2002	2,548.6	2,149.6	223.5	82.7	5,004.4

Freehold property purchased since December 31, 1980 is reflected at cost. Freehold property (excluding buildings of a specialized nature) purchased prior to December 31, 1980 was revalued by professional valuers as at that date, on an existing use basis. The Group has elected to adopt the transitional arrangements of Financial Reporting Standard 15—Tangible Fixed Assets (FRS 15) by not implementing a revaluation policy and by continuing to carry these assets at the revalued book amounts.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—PROPERTY, PLANT AND EQUIPMENT (continued)

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of total cost/valuation is as follows:

	December 31
	2003	2002
	(€m)	(€m)
At valuation December 31, 1980	57.9	59.0
At cost post December 31, 1980	3,107.4	2,885.0

	3,165.3	2,944.0

Property, plant and equipment include assets held under finance leases as follows:

	December 31
	2003	2002
	(€m)	(€m)
Cost	23.8	15.8
Accumulated depreciation charged to costs and expenses	(9.9)	(10.2)

Net book amount at December 31	13.9	5.6

The accumulated charge to costs and expenses in respect of assets held under finance leases amounted to €1.9 million during 2003 (2002: €2.0 million, 2001: €2.0 million).

Future capital expenditure purchase commitments

	December 31
	2003	2002
	(€m)	(€m)
Contracted but not provided for in the financial statements	132.1	122.5
Authorized by the Directors but not contracted for	87.5	63.3

NOTE 15—INTANGIBLE FIXED ASSETS - GOODWILL

	December 31
	2002	2003
	(€m)	(€m)
Cost
At January 1	1,331.7	1,279.9
Arising on acquisitions during the year (Note 13)	519.1	185.1
Disposals	(0.9)	(6.1)
Translation adjustment	(143.7)	(127.2)

At December 31	1,706.2	1,331.7

Amortization
At January 1	177.6	126.4
Amortization charged to costs and expenses	74.0	67.6
Disposals	—	(2.1)
Translation adjustment	(19.9)	(14.3)

At December 31	231.7	177.6

Net book amount at December 31	1,474.5	1,154.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—BANK LOANS AND OVERDRAFTS

	December 31
	2003	2002
	(€m)	(€m)
Demand loans	30.4	16.8
Overdrafts	67.0	63.1

	97.4	79.9
Current portion of long-term debt (a)	412.9	152.9

	510.3	232.8

(a)	Includes €4.9 million (2002: €1.4 million) in respect of the current portion of finance lease obligations.

The weighted average interest rate on bank loans and overdrafts outstanding at the year-end is 4.7% (2002: 5.2%).

NOTE 17—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31
	2003	2002
	(€m)	(€m)
Amounts falling due within one year

Trade accounts payable	820.2	744.9
Payroll taxes and social security	36.7	36.6
Value added tax	45.5	38.1
Deferred acquisition consideration	58.3	61.9
Other payables	153.9	155.5
Accruals and deferred income	384.9	349.4
Taxes payable	77.9	29.6
Amounts owed to joint ventures and associates	0.2	0.8
Dividends	105.0	94.2

	1,682.6	1,511.0

Amounts falling due after more than one year

Deferred acquisition consideration, due as follows:
—between one and two years	52.8	52.8
—between two and five years	30.6	65.6
—after five years	13.1	24.1

	96.5	142.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18—LONG-TERM DEBT

Long-term debt, which primarily comprises bank loans, matures as follows:

	December 31
	2003	2002
	(€m)	(€m)
Between one and two years	183.1	479.5
Between two and three years	265.9	119.2
Between three and four years	147.3	202.7
Between four and five years	162.9	19.8
After more than five years	2,336.6	2,189.1

	3,095.8	3,010.3

Long-term debt collateralized by Group assets amounted to €83.2 million at December 31, 2003 (2002: €76.0 million).

(a) Long-term debt is at varying interest rates, the weighted average of which at December 31, 2003 was 3.8% (2002: 4.3%).

(b) The Group’s debt agreements contain certain covenants, the most restrictive of which relate to the incurrence of additional debt and maintenance of stockholders’ equity and income before interest, depreciation and amortization to net interest coverage ratio. All of these covenants had been complied with as at December 31, 2003.

(c) At December 31, 2003 the Group had substantial amounts of undrawn borrowing facilities available including €638.0 million (€620.6 million at December 31, 2002), which were covered by formal commitments. These committed facilities are mainly with a number of international banks and extend for periods up to five years. Commitment fees are paid on the unused portion of the lines of credit. Borrowings under the facilities will be at prevailing money-market rates.

(d) Finance lease obligations included in long-term debt above, net of interest, are due as follows:

	December 31
	2003	2002
	(€m)	(€m)
Between one and two years	3.9	2.5
Between two and three years	2.3	1.3
Between three and four years	1.6	0.6
Between four and five years	0.9	0.5
After five years	8.6	8.5

	17.3	13.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—TREASURY INFORMATION

Interest rate and currency profile

The interest rate and currency profile of the Group’s net debt and net worth as at December 31, 2003 was as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Weighted average fixed debt interest rates	3.6%	7.3%	6.9%	3.6%	7.6%	5.8%
Weighted average fixed debt periods—years	2.8	8.9	0.1	1.4	1.8	5.2
Fixed rate debt	(371.6)	(485.4)	(42.9)	(97.0)	(101.9)	(1,098.8)
Floating rate debt	(761.1)	(963.7)	(289.9)	(276.3)	(216.3)	(2,507.3)
Cash and liquid investments—floating rate	408.5	421.8	238.4	190.7	38.6	1,298.0

Net debt by major currency	(724.2)	(1,027.3)	(94.4)	(182.6)	(279.6)	(2,308.1)
Loans to joint ventures	60.9	—	1.1	0.3	—	62.3
Deferred acquisition consideration falling due after more than one year	(0.1)	(95.3)	(1.1)	—	—	(96.5)

Net financial assets and liabilities (excluding short-term receivables and payables)	(663.4)	(1,122.6)	(94.4)	(182.3)	(279.6)	(2,342.3)
Capital employed at December 31, 2003	2,395.8	3,497.4	435.8	248.4	627.1	7,204.5
Minority shareholders’ equity interest	(7.5)	—	(0.5)	(5.4)	(77.2)	(90.6)
Capital grants	(12.3)	—	(0.4)	—	—	(12.7)

Shareholders’ equity (net worth) at December 31, 2003	1,712.6	2,374.8	340.5	60.7	270.3	4,758.9

The corresponding interest rate and currency profile of the Group’s net debt and net worth as at December 31, 2002 was as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Weighted average fixed debt interest rates	5.1%	7.5%	6.0%	3.6%	10.1%	6.8%
Weighted average fixed debt periods—years	2.0	7.0	1.0	2.4	2.4	4.9
Fixed rate debt	(116.3)	(505.9)	(76.9)	(103.6)	(78.5)	(881.2)
Floating rate debt	(285.4)	(1,191.1)	(375.4)	(312.1)	(197.9)	(2,361.9)
Cash and liquid investments—floating rate	478.9	547.6	294.0	173.4	39.3	1,533.2

Net debt by major currency	77.2	(1,149.4)	(158.3)	(242.3)	(237.1)	(1,709.9)

Loans to joint ventures	26.7	—	1.2	0.5	—	28.4
Deferred acquisition consideration falling due after more than one year	—	(140.7)	(1.8)	—	—	(142.5)

Net financial assets and liabilities (excluding short-term receivables and payables)	103.9	(1,290.1)	(158.9)	(241.8)	(237.1)	(1,824.0)
Capital employed at December 31, 2002	1,436.5	3,884.8	484.8	295.9	595.4	6,697.4
Minority shareholders’ equity interest	(5.4)	—	(0.4)	(5.0)	(100.1)	(110.9)
Capital grants	(14.1)	—	(0.5)	—	—	(14.6)

Shareholders’ equity (net worth) at December 31, 2002	1,520.9	2,594.7	325.0	49.1	258.2	4,747.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—TREASURY INFORMATION (continued)

The amounts shown on page F-37 take into account the effect of currency swaps, forward contracts and other derivatives entered into to manage these currency and interest rate exposures.

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

As explained in Item 11 on page 97, the Group’s policy is to spread its net worth across the currencies of the countries in which it invests. Interest rate swaps are entered into only for the purpose of managing the Group’s mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. In line with Group policy, all derivative contracts are entered into with highly-rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the consolidated statements of total recognized gains and losses.

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognized in the consolidated statements of income. As at December 31, 2003 these exposures were not material.

Fair values of debt, cash and liquid investments

A comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities (excluding short-term receivables and payables) at December 31, 2003 and December 31, 2002 is set out below:

	Gross debt	Derivative contracts		Cash and liquid investments	Other financial instruments	Total
		Gains	Losses
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
2002 book value	(3,152.4)	10.3	(101.0)	1,533.2	(114.1)	(1,824.0)
2002 fair value	(3,490.2)	324.5	(119.4)	1,533.2	(114.1)	(1,866.0)

Unrecognized gains and losses as at December 31, 2002	(337.8)	314.2	(18.4)	—	—	(42.0)

2003 book value	(3,428.9)	18.4	(195.5)	1,298.0	(34.3)	(2,342.3)
2003 fair value	(3,679.0)	225.7	(205.3)	1,298.0	(34.3)	(2,394.9)

Unrecognized gains and losses as at December 31, 2003	(250.1)	207.3	(9.8)	—	—	(52.6)

Reconciliation of movement in unrecognized gains and losses
At December 31, 2002	(337.8)	314.2	(18.4)	—	—	(42.0)
Portion recognized in 2003	97.8	(85.7)	8.4	—	—	20.5
Arising in 2003	(10.1)	(21.2)	0.2	—	—	(31.1)

At December 31, 2003	(250.1)	207.3	(9.8)	—	—	(52.6)

Of which, expected to be recognized
—in 2004	(111.5)	91.3	(6.8)	—	—	(27.0)
—after 2004	(138.6)	116.0	(3.0)	—	—	(25.6)

	(250.1)	207.3	(9.8)	—	—	(52.6)

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

At both December 31, 2003 and December 31, 2002, interest rates were generally below the fixed rates being paid by the Group. As a consequence, the fair values of the Group’s fixed interest rate instruments included a net unrecognized loss of €52.6 million (2002: €42.0 million).

NOTE 20—CAPITAL GRANTS DEFERRED

	2003	2002
	(€m)	(€m)
At January 1	14.6	15.7
Arising on acquisitions during the year (Note 13)	0.1	0.7
Received	0.1	0.1

	14.8	16.5
Released to income during year	(2.0)	(1.9)
Translation adjustment	(0.1)	—

At December 31	12.7	14.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—PROVISIONS FOR LIABILITIES AND CHARGES

	2003	2002
	(€m)	(€m)
Deferred taxation	485.6	478.4
Other provisions for liabilities and charges	332.4	300.9

	818.0	779.3

Deferred taxation
At January 1	478.4	349.5
Transfers/reclassifications (i)	3.3	97.5
Arising on acquisitions during the year (Note 13)	0.1	2.2
Provided during the year	67.1	70.7
Translation adjustment	(63.3)	(41.5)

At December 31	485.6	478.4

Deferred taxation represents the following total timing differences
Fixed assets, principally depreciation	552.4	638.7
Inventory relief	1.4	1.5
Other timing differences, including tax losses	(68.2)	(161.8)

	485.6	478.4

(i)	In 2003, transfers of €3.3 million arose between deferred taxation and current tax. Implementation in 2002 of Financial Reporting Standard 19—Deferred Tax (FRS 19) did not result in any change in the net tax charge for the Group. However, tax balances of €97.5 million previously reported under current and future tax in the balance sheet were reclassified in 2002 to deferred taxation in accordance with FRS 19.

Other provisions for liabilities and charges

	At January 1, 2003	Acquisitions	Provided during year	Utilized during year	Reversed unused	Translation adjustment	At December 31, 2003
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Insurance (i)	142.4	4.2	15.5	(7.4)	(3.3)	(21.6)	129.8
Post-retirement obligations (ii)	19.0	—	2.7	(2.9)	(1.0)	(1.7)	16.1
Guarantees and warranties (iii)	19.1	12.8	8.6	(2.8)	(1.7)	(1.6)	34.4
Rationalization and redundancy (iv)	13.3	19.9	11.0	(21.4)	(1.5)	(1.4)	19.9
Environment and remediation (v)	58.0	18.2	9.2	(2.9)	(1.0)	(4.4)	77.1
Other	49.1	13.3	63.2	(62.1)	(4.7)	(3.7)	55.1

Total	300.9	68.4	110.2	(99.5)	(13.2)	(34.4)	332.4

The footnotes (i) to (v) appear on page F-41.

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

These comprise provisions for post-retirement healthcare obligations and life assurance obligations in respect of certain current and former employees in the United States in addition to early retirement for certain senior executives throughout the Group. The method of accounting for these provisions is similar to that used for pension obligations. The early retirement provisions are calculated using assumptions broadly in line with those set out in Note 29 relating to pensions, while the principal actuarial assumptions used in determining the required provisions are that healthcare costs will increase by 7% per annum.

(iii)	Guarantees and warranties

Some products carry formal guarantees of satisfactory performance of varying periods following their purchase by customers. Provision is made for the estimated cost of honoring unexpired warranties. The expected timing of any payments under such guarantees and warranties is uncertain.

(iv)	Rationalization and redundancy

These provisions relate to obligations under various rationalization and redundancy programs throughout the Group, none of which is individually material. The Group expects these provisions to be utilized within three years.

(v)	Environment and remediation

These provisions include obligations for site remediation and improvement costs to be incurred in compliance with local or national environmental regulations and constructive obligations stemming from best practice. Whilst a significant element of the total provision will reverse in the medium-term (being 2 to 10 years), the majority of the legal and constructive obligations applicable to long-lived assets will unwind over a 30-year timeframe.

NOTE 22—MINORITY SHAREHOLDERS’ EQUITY INTEREST

	2003	2002
	(€m)	(€m)
At January 1	110.9	135.1
Income applicable to minority shareholders’ equity interest (less attributable to joint ventures)	5.7	5.5
Dividends paid	(12.9)	(11.1)
Arising on acquisitions during the year (Note 13)	3.2	(1.5)
Translation adjustment	(16.3)	(17.1)

At December 31	90.6	110.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—SHARE CAPITAL

	Ordinary Shares of €0.32 each		Income Shares of €0.02 each	Cumulative Preference Shares of €1.27 each		Total share capital
	Number	Value		5%	7% ‘A’
	(000)	(€m)	(€m)	(€m)	(€m)	(€m)
			(i)	(ii)	(iii)
Authorized
December 31, 2001, 2002 and 2003	735,000	235.2	14.7	0.2	1.1	251.2

Allotted, called-up and fully paid
December 31, 2001	521,408	166.9	10.4	0.1	1.1	178.5
Share options and share participation (iv)	1,296	0.3	—	—	—	0.3
Shares issued in lieu of dividends (v)	1,530	0.5	0.1	—	—	0.6

December 31, 2002	524,234	167.7	10.5	0.1	1.1	179.4
Share options and share participation (iv)	1,177	0.3	—	—	—	0.3
Shares issued in lieu of dividends (v)	2,071	0.7	0.1	—	—	0.8

December 31, 2003	527,482	168.7	10.6	0.1	1.1	180.5

(i)	Income Shares

The Income Shares were created on August 29, 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holdings of Income Shares were no longer relevant, the Articles of Association were amended on May 8, 2002 to cancel such elections.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—SHARE CAPITAL (continued)

(iv)	Share schemes

Share option schemes    Under the terms of the employees’ share option schemes options are exercisable at prices varying from €4.1058/Stg£5.3287 to €19.68/Stg£12.04. At December 31, 2003 options over 25,099,317 shares had not yet been exercised. This figure includes options over 7,342,225 shares and 8,812,201 shares which can only be exercised after the expiration of three years and five years respectively from the dates of grant of those options and after specific EPS growth targets have been achieved.

Savings-related share option schemes    Under the terms of the savings-related share option schemes, options are outstanding over 527,914 shares and 895,198 shares, granted pursuant to three and five-year contracts respectively, and are exercisable at prices varying from €10.63/Stg£7.18 to €16.09/Stg£10.08. The price at which the options were granted under the schemes represented a discount of 15% to the market price on the date of grant. These options are normally exercisable within a period of six months after the third or fifth anniversary of the contract, whichever is applicable. In accordance with UITF 17 ‘Employee share schemes’, no stock compensation expense has been recorded in relation to savings-related share option schemes.

Share participation schemes    At December 31, 2003, 4,793,450 Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation.

During the ten-year period commencing on May 3, 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v)	Shares issued in lieu of dividends

In May 2003, 1,764,604 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €12.75 per share, instead of part or all of the cash element of their 2002 final dividend. In November 2003, 306,121 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €16.22 per share, instead of part or all of the cash element of their 2003 interim dividend.

NOTE 24—RECONCILIATION OF OPERATING INCOME TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Group operating income	1,004.5	1,014.6	993.6
Depreciation charge	458.2	456.3	436.1
Capital grants released	(2.0)	(1.9)	(1.7)
Net movement on provisions during the year	(2.5)	18.0	19.3
Working capital movements:
—Decrease/(increase) in inventories	8.2	(26.9)	(6.0)
—(Increase)/decrease in accounts receivable and prepayments	(104.7)	149.9	14.7
—Increase/(decrease) in accounts payable and accrued liabilities	34.5	(56.5)	(73.0)

Net cash inflow from operating activities	1,396.2	1,553.5	1,383.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—DIVIDENDS PAID

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Dividends to shareholders	137.5	123.9	102.1
Less preference dividend separately disclosed	(0.1)	(0.1)	(0.1)
Less issue of shares in lieu of dividend (i)	(27.5)	(23.3)	(23.9)
Dividends paid by subsidiary undertakings to minority shareholders	12.9	11.1	0.8

	122.8	111.6	78.9

(i)	In accordance with the scrip dividend scheme, shares to the value of €27.5 million were issued in lieu of dividends. This amount has been added to shareholders’ funds.

NOTE 26—SALE OF INVESTMENTS AND PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Assets at net book amount:
—Intangible assets	0.9	4.0	—
—Investments	4.9	19.0	9.4
—Property, plant and equipment	60.2	66.9	57.0
Goodwill previously written-off against reserves (i)	—	—	6.3
Gain on sale excluding share of joint ventures and associates	11.9	14.5	16.3

Proceeds of sale of investments and property, plant and equipment (ii)	77.9	104.4	89.0

(i)	In May 2001, as part of the acquisition of the Gefinex insulating business in Germany, the Group transferred its wholly-owned Vebofoam expanded polystyrene business to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake. The loss recognized on this transfer amounted to €5.1 million, including €5.8 million of goodwill previously written-off against reserves. In addition, previously written-off goodwill of €0.5m relating to other discontinued operations was also included in the computation of gain on disposal of fixed assets during the year.

(ii)	€8.4 million (2002: €14.3 million) of the sale of investments and property, plant and equipment of €77.9 million in 2003 (2002: €104.4 million) related to the disposal of the non-core assets of the Jura Group.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—ANALYSIS OF NET DEBT

	At January 1, 2003	Cashflow	Acquisitions	Non-cash changes	Translation adjustment	At December 31, 2003
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Cash	239.2	20.3	—	—	(35.8)	223.7
Liquid investments	1,294.0	(110.4)	1.9	—	(111.2)	1,074.3
Bank overdrafts and demand loans	(79.9)	(25.6)	—	—	8.1	(97.4)

Total cash and liquid investments/demand debt	1,453.3	(115.7)	1.9	—	(138.9)	1,200.6

Loans repayable within one year	(151.5)	227.9	(20.4)	(460.5)	(3.5)	(408.0)
Loans repayable after more than one year	(2,996.9)	(916.3)	(9.1)	460.5	383.3	(3,078.5)
Finance leases	(14.8)	3.1	(12.4)	—	1.9	(22.2)

Total term finance	(3,163.2)	(685.3)	(41.9)	—	381.7	(3,508.7)

Net debt	(1,709.9)	(801.0)	(40.0)	—	242.8	(2,308.1)

	At January 1, 2002	Cashflow	Acquisitions	Non-cash changes	Translation adjustment	At December 31, 2002
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Cash	261.2	3.2	—	—	(25.2)	239.2
Liquid investments	1,202.1	169.7	0.1	—	(77.9)	1,294.0
Bank overdrafts and demand loans	(135.3)	45.8	—	—	9.6	(79.9)

Total cash and liquid investments/demand debt	1,328.0	218.7	0.1	—	(93.5)	1,453.3

Loans repayable within one year	(365.4)	521.9	(54.7)	(271.8)	18.5	(151.5)
Loans repayable after more than one year	(2,837.3)	(714.4)	(38.9)	271.8	321.9	(2,996.9)
Finance leases	(19.0)	5.1	(2.3)	—	1.4	(14.8)

Total term finance	(3,221.7)	(187.4)	(95.9)	—	341.8	(3,163.2)

Net debt	(1,893.7)	31.3	(95.8)	—	248.3	(1,709.9)

NOTE 28—LEASES AND OTHER COMMITMENTS

Lease commitments

The future minimum payments to which the Group is committed as at December 31, 2003 under operating leases are as follows:

Year ending December 31	(€m)
2004	101.4
2005	70.8
2006	54.2
2007	38.4
2008	31.3
2009 and thereafter	150.1

446.2

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—LEASES AND OTHER COMMITMENTS (continued)

Annual commitments for the year 2004 are as follows under operating leases which expire:

	Plant and machinery	Land and buildings	Other leases	Total
	(€m)	(€m)	(€m)	(€m)
Within one year	7.3	11.0	2.4	20.7
After one but within five years	18.9	23.5	10.5	52.9
After five years	1.3	24.6	1.9	27.8

Total payments year ending December 31, 2004	27.5	59.1	14.8	101.4

Interest Swap Agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements to alter the interest payable on debt from fixed to variable and vice-versa. While the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, the combination of interest rate swaps and fixed rate debt reduces the Group’s interest rate market risk by fixing interest rates on a portion of the Group’s net debt in individual currencies. The Group accounts for interest rate agreements as hedges, the consolidated statements of income reflecting only the net interest receivable or payable under such agreements on the accruals basis. The fair values of the swap transactions, which are not recognized in the financial statements, are included in the fair value analysis on page F-38.

At December 31, 2003 the Group had interest swap agreements:

(i)	which convert the fixed rates on long-term loans of U.S.$2,810 million to variable interest rates. Under these agreements, the Group pays U.S.$ LIBOR and receives a weighted average interest rate of 5.85% calculated on the notional amount. These agreements expire over the period from November 2007 to October 2033.

(ii)	which convert the variable rates on long-term loans of U.K.£ 30 million to fixed interest rates. Under this agreement, the Group pays fixed interest rates of 6.9% and receives U.K.£ LIBOR.

(iii)	which lower fixed interest rates on debt of U.S.$315 million and €17 million. Under these agreements, the Group receives a weighted average interest rate of 7.15% and pays a weighted average interest rate of 6.8% in respect of the U.S.$ agreements and receives a weighted average interest rate of 6.76% and pays a weighted average interest rate of 5.31% in respect of the euro agreements, both calculated on the notional amount. These agreements expire over the period from July 2005 to May 2011.

Currency swap agreements

The Group enters into currency swap agreements to manage the group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations. The net book liability of the currency agreements amounted to €177.1m as at December 31, 2003 and the fair values of the currency swap transactions are included in the fair value analysis on page F-38.

Guarantees

As at December 31, 2003 the Company had issued guarantees in respect of term facilities and interest and currency swaps of consolidated subsidiary companies totaling €4,024.2 million of which €3,445.6 million were outstanding and included in the Group’s gross debt. In addition at December 31, 2003 the Company had issued

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—LEASES AND OTHER COMMITMENTS (continued)

Guarantees (continued)

guarantees in respect of short-term uncommitted facilities of consolidated subsidiary companies totaling €516.4 million of which €59.3 million were outstanding and included in the Group’s gross debt.

The maximum amount payable by the Company under these guarantees in the event that subsidiary companies fully drew such facilities and failed to make payments when due would be €4,540.6 million.

The Company has also given letters of guarantee to secure obligations of subsidiary undertakings for €41.5 million in respect of deferred acquisition consideration, €126.9 million in respect of letters of credit and €17.5 million in respect of other obligations.

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings in the Republic of Ireland for the financial year to December 31, 2003 and as a result such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all its operating areas, with the exception of Spain, Germany, Estonia, Latvia, Russia, Slovakia, Ukraine, Argentina and Chile. Scheme assets are held in separate trustee administered funds.

Total pension costs for the year amounted to €113.8 million (2002: €107.9 million, 2001: €95.8 million) of which €53.2 million (2002: €48.3 million, 2001: €46.1million) was paid in respect of defined contribution schemes.

The pension costs relating to the Group’s defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries. In Ireland and Britain, either the attained age or projected unit credit methods are used to assess pension costs, while in the Netherlands and Switzerland the valuations reflect the current unit method. In the case of the United States, valuations are performed using a variety of actuarial cost methodologies – current unit, projected unit and aggregate cost. The actuarial valuations range from April 2001 to December 2003.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rates of increase in remuneration and pensions. It was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

The market value of the assets in the Group’s defined benefit schemes as at the respective valuation dates totalled €1,091.1 million. As at those dates, a number of the schemes had a deficit on a current funding level basis; the combined deficiency of €104.2 million in these schemes, which have combined assets of €519.5 million, is being funded over the weighted average service lives of the members. A current funding level valuation determines whether the market value of the assets would have been sufficient at the valuation date to cover liabilities arising in respect of pensions in payment, preserved benefits for members whose pensionable service has ceased and accrued benefits for members in pensionable service, based on pensionable service to and pensionable earnings at the date of valuation, including revaluation on the statutory basis or such higher basis as

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

has been promised. The valuations indicated that the actuarial value of total scheme assets was sufficient to cover 96% of the benefits that had accrued to the members of the combined schemes as at the valuation dates. This ratio expresses the proportion at the valuation date of the actuarial value of liabilities for pensioners’ and deferred pensioners’ benefits and for members’ accrued benefits that is covered by the actuarial value of the assets excluding the actuarial value of future contributions.

At the year-end, €60.4 million (2002: €45.2 million) was included in accounts payable and accrued liabilities in respect of pension liabilities and €3.3 million (2002: €3.9 million) was included in accounts receivable and prepayments in respect of pension prepayments.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

Financial Reporting Standard 17—Retirement Benefits

Financial Reporting Standard 17—Retirement Benefits (FRS 17), was issued by the Accounting Standards Board in November 2000 and represents a significant change in the method of accounting for pension costs compared with the previous rules as set out in Statement of Standard Accounting Practice 24 (SSAP 24). Full implementation of the new accounting rules prescribed by FRS 17 has been deferred by the Accounting Standards Board. The Group has elected to avail of the transitional provisions outlined in the standard which permit the use of the SSAP 24 regulations for determining pension cost but require the additional disclosure of the impact of the adoption of FRS 17 as at December 31, 2003 and December 31, 2002.

CRH operates defined benefit pension schemes in Ireland, Britain & Northern Ireland, the Netherlands, Switzerland and the United States. The valuations employed for FRS 17 disclosure purposes have been updated by the various schemes’ independent and qualified actuaries to take account of the requirements of the new accounting standard in order to assess the liabilities of the combined defined benefit pension schemes as at December 31, 2003 and December 31, 2002. The valuations have been completed using the projected unit method.

Financial assumptions

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries to calculate scheme liabilities under FRS 17 as at December 31, 2003 and December 31, 2002 are as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		U.S.
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Rate of increase in salaries	4%	4%	4.5%	4.5%	4%	4%	2.25%	2.25%	4.5%	4.5%
Rate of increase in pensions in payment	2%	2%	3%	3%	2%	2%	1.5%	1.5%	—	—
Inflation	2%	2%	2.5%	2.5%	2%	2%	1.5%	1.5%	2.5%	2.5%
Discount rate	5.25%	5.5%	5.5%	5.75%	5.25%	5.5%	3.5%	3.75%	6.25%	6.75%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Scheme assets

The long-term rates of return expected at December 31, 2003 and December 31, 2002, analyzed by class of investment, are as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		U.S.
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Equities	8.25%	8.5%	8%	8%	8.25%	8.5%	6%	6.5%	8.5%	9%
Bonds	5%	4.75%	4.75%	4.5%	5%	4.75%	3.5%	4%	6%	6.75%
Property	7%	7%	7%	7%	7%	7%	4%	4%	7%	7%
Other	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	2.5%	2.5%	3%	3%

Impact of FRS 17 on Consolidated Balance Sheets

The net pension liability as at December 31, 2003 is analyzed as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	U.S.	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Equities	345.9	193.8	62.1	59.4	79.5	740.7
Bonds	131.1	106.7	78.5	75.2	35.0	426.5
Property	47.3	—	1.3	46.9	—	95.5
Other	12.7	4.0	9.0	10.0	4.9	40.6

Total market value of assets	537.0	304.5	150.9	191.5	119.4	1,303.3
Actuarial value of liabilities	(538.9)	(439.2)	(213.5)	(177.8)	(157.9)	(1,527.3)

Recoverable (deficit)/surplus in schemes	(1.9)	(134.7)	(62.6)	13.7	(38.5)	(224.0)
Related deferred taxation asset/(liability)	0.2	40.4	21.9	(4.8)	15.4	73.1

Net pension (liability)/asset	(1.7)	(94.3)	(40.7)	8.9	(23.1)	(150.9)

The corresponding net pension liability as at December 31, 2002 was as follows:
Equities	315.0	167.5	27.3	41.3	71.3	622.4
Bonds	112.7	101.4	27.4	92.7	36.3	370.5
Property	48.5	—	—	37.0	—	85.5
Other	13.6	11.7	1.4	11.5	17.9	56.1

Total market value of assets	489.8	280.6	56.1	182.5	125.5	1,134.5
Actuarial value of liabilities	(489.2)	(398.4)	(100.9)	(169.6)	(171.0)	(1,329.1)

Recoverable (deficit)/surplus in schemes	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Related deferred taxation asset/(liability)	(0.1)	35.3	15.7	(4.5)	18.2	64.6

Net pension (liability)/asset	0.5	(82.5)	(29.1)	8.4	(27.3)	(130.0)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Impact of FRS 17 on Consolidated Balance Sheets (continued)

	2003	2002
	(€m)	(€m)
Net assets
Total Group net assets excluding pension liability	4,849.5	4,858.8
Pension liability	(150.9)	(130.0)

Total Group net assets including pension liability	4,698.6	4,728.8

Reserves
Accumulated income excluding pension liability	2,490.2	2,520.3
Pension liability	(150.9)	(130.0)

Accumulated income including pension liability	2,339.3	2,390.3

Impact of FRS 17 on reported income

The following is a pro-forma indication of the impact on the Consolidated Statements of Income for 2003 and 2002 if CRH had implemented FRS 17 in full for the two years ended December 31, 2003 and December 31, 2002.

	2003			2002
	SSAP 24 pension expense	Total net pension cost under FRS 17	Incremental income impact of FRS 17	SSAP 24 pension expense	Total net pension cost under FRS 17	Incremental income impact of FRS 17
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Impact on Group operating income
Pension cost/current service cost	(113.8)	(116.5)	(2.7)	(107.9)	(108.9)	(1.0)
Past service cost	—	(10.4)	(10.4)	—	(1.9)	(1.9)

Total operating charge	(113.8)	(126.9)	(13.1)	(107.9)	(110.8)	(2.9)

Impact on other finance income
Expected return on pension scheme assets	—	72.4	72.4	—	95.5	95.5
Interest on pension scheme liabilities	—	(70.3)	(70.3)	—	(69.7)	(69.7)

Net return	—	2.1	2.1	—	25.8	25.8

Total net impact on reported net income	(113.8)	(124.8)	(11.0)	(107.9)	(85.0)	22.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Analysis of amount which would have been recognized in the 2003 Consolidated Statements of Total Recognized Gains and Losses (STRGL)

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	U.S.	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Actual return less expected return on pension scheme assets	24.6	23.3	15.6	7.6	13.6	84.7
Experience gains and losses arising on the scheme liabilities	(8.3)	2.0	—	(0.9)	(0.6)	(7.8)
Changes in assumptions underlying the present value of scheme liabilities	(27.8)	(46.7)	(3.3)	(6.0)	(11.6)	(95.4)

Actuarial (loss)/gain recognized in STRGL	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)

Movement in (deficit)/surplus during 2003
Recoverable (deficit)/surplus at January 1	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Translation	—	9.6	—	(0.9)	7.8	16.5
Movement in year
Acquisitions/disposals	—	—	(16.0)	(0.1)	—	(16.1)
Current service costs	(10.1)	(13.6)	(6.5)	(5.9)	(6.3)	(42.4)
Employer contributions paid	10.2	13.2	8.2	5.3	2.5	39.4
Past service costs: (enhancements)/curtailments	—	—	(13.8)	—	3.4	(10.4)
Other finance income	8.9	(4.7)	(2.0)	1.7	(1.8)	2.1
Actuarial (loss)/gain recognized in STRGL	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)

Recoverable (deficit)/surplus at December 31	(1.9)	(134.7)	(62.6)	13.7	(38.5)	(224.0)

Experience gains and losses in 2003
Actual return less expected return on pension scheme assets (€m)	24.6	23.3	15.6	7.6	13.6	84.7
Percentage of scheme assets	4.6%	7.7%	10.3%	4.0%	11.4%	6.5%
Experience gains and losses arising on the scheme liabilities (€m)	(8.3)	2.0	—	(0.9)	(0.6)	(7.8)
Percentage of the present value of the scheme liabilities	1.5%	-0.5%	—	0.5%	0.4%	0.5%
Total amount recognized in STRGL (€m)	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)
Percentage of the present value of the scheme liabilities	2.1%	4.9%	-5.8%	-0.4%	-0.9%	1.2%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

The corresponding amount which would have been recognized in 2002 STRGL is analyzed as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	U.S.	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Actual return less expected return on pension scheme assets	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Experience gains and losses arising on the scheme liabilities	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Changes in assumptions underlying the present value of scheme liabilities	(20.1)	—	(4.3)	(2.1)	(5.9)	(32.4)

Actuarial loss recognized in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)

Movement in (deficit)/surplus during 2002
Recoverable surplus/(deficit) at January 1	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Translation	—	5.6	—	0.3	5.9	11.8
Movement in year
Acquisitions/disposals	—	—	—	(1.3)	—	(1.3)
Current service costs	(8.3)	(14.4)	(6.1)	(3.7)	(6.5)	(39.0)
Employer contributions paid	1.5	11.2	4.3	3.0	1.9	21.9
Past service costs: enhancements	—	(0.6)	(0.7)	—	(0.6)	(1.9)
Other finance income	23.5	0.9	0.7	1.2	(0.5)	25.8
Actuarial loss recognized in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)

Recoverable (deficit)/surplus at December 31	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)

Experience gains and losses in 2002
Actual return less expected return on pension scheme assets (€m)	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Percentage of scheme assets	-35%	-21%	-30%	-9%	-20%	-25%

Experience gains and losses arising on the scheme liabilities (€m)	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Percentage of the present value of the scheme liabilities	3%	1%	5%	-10%	-1%	0.4%

Total amount recognized in STRGL (€m)	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Percentage of the present value of the scheme liabilities	42%	16%	26%	1%	17%	25%

NOTE 30—RESTATEMENT OF CERTAIN PRIOR YEAR COMPARATIVES

In the Group income statement on page F-10, the 2001 amounts for goodwill amortization and gain on sale of investments and property, plant & equipment have been restated to include CRH’s share of joint ventures’ goodwill and gain on sale—these amounts were reported as part of CRH’s share of joint ventures’ operating income in 2001.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—COMPANIES (AMENDMENT) ACT, 1986

These consolidated financial statements do not comprise full group accounts within the meaning of Regulation 40(2) of the European Communities (Companies: Group Accounts) Regulations 1992, insofar as such accounts have to comply strictly as to form and content with the provisions of that Act. Full group accounts for the year ended December 31, 2003 on which the auditors have given an unqualified audit report, have been prepared and filed in the Companies Registration Office in Ireland.

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which are consistent with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), but which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). These differences relate principally to the following items and the necessary adjustments are shown in the table on pages F-59 and F-60.

(i)    Asset retirement obligations

In June 2001, the U.S. Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No.143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 is effective for accounting periods beginning after June 15, 2002. SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations (ARO) when they are incurred (typically when the asset is purchased). Over time, the ARO liability is accreted for the change in its present value each period. While Irish GAAP similarly require such liabilities to be recognised as provisions, the detailed computations required by SFAS 143 result in differences between Irish and U.S. GAAP; the adjustments under U.S. GAAP are described below.

The Group’s liability for restoration of quarry assets arises over a number of reporting periods and is directly related to the degree of extraction performed. Under both Irish GAAP and U.S. GAAP, the Group has adopted an incremental provisioning methodology in order to recognize asset retirement obligations in line with extraction. Incremental liabilities incurred in subsequent reporting periods are considered to be an additional layer of the original liability and are calculated using assumptions applicable in those subsequent periods.

The long-lived asset, and related ARO, arising on implementation of SFAS 143 as at January 1, 2003 amounted to €17.6 million (before accumulated depreciation or accretion) of which €11.9 million related to acquisitions and €5.7 million related to existing operations. The element which related to acquisitions had been capitalized as goodwill under purchase accounting under both Irish and U.S. GAAP, but would have been capitalized as long-lived assets had SFAS 143 existed at the acquisition dates.

The cumulative catch-up adjustment to January 1, 2003 of €6.5 million charged against income in the 2003 reconciliation comprises accumulated long-lived asset depreciation expense of €2.3 million, cumulative accretion expense of €6.9 million on the total ARO liability, AROs of €5.7 million relating to existing operations, less €4.5 million already charged to accumulated net income under Irish GAAP and less the related deferred taxation impact of all of the above entries of €3.9 million. In addition, depreciation and ARO accretion expense under U.S. GAAP for the year ended December 31, 2003 amounts to €1.6 million, compared with a €0.9 million expense recorded under Irish GAAP, resulting in a net U.S. GAAP adjustment for the current year of €0.7million charged against income.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

(ii)    Accounting for derivative instruments and hedging activities

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, requires that, for U.S. GAAP purposes only, all derivatives be recognized on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognized in the statement of other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income. Irish GAAP does not require that derivatives be recognized on the balance sheet at fair value.

(iii)    Stock-based employee compensation expense

Under the terms of the Group’s Employee Share Option Schemes, as described in Note 23 to the consolidated financial statements, options can only be exercised after the expiration of three years or five years from the dates of grant and after specific EPS growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the Share Option Schemes are variable plans within the meaning of the U.S. Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under Irish GAAP, such employee options do not currently result in charges against income.

U.S. GAAP, as set forth in SFAS 123, “Accounting for Stock-Based Compensation”, encourage, but do not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognized based on the fair value of share options granted.

The Group has elected, as permitted by SFAS 123, to follow the intrinsic value based method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date on which achievement of the EPS growth targets is deemed probable, if later, to the “date of measurement” based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The “date of measurement” is the first date on which the relevant EPS growth targets have been achieved.

(iv)    Goodwill

With effect for accounting periods ended on or after December 23, 1998, Irish GAAP require goodwill to be capitalized and amortized periodically against income. Prior to the 1998 financial year, goodwill was written-off as incurred against shareholders’ equity. As permitted by Irish GAAP, all goodwill thus written-off against shareholders’ equity under the Group’s former accounting policy remains eliminated against that equity and has not been reinstated in the Consolidated Balance Sheet. This is not permitted under U.S. GAAP, and accordingly an adjustment is required under U.S. GAAP to capitalize all goodwill eliminated against shareholders’ equity. Under U.S. GAAP in effect until January 1 2002 (see paragraph below referring to SFAS 141 and SFAS 142 issued by the FASB in June 2001), this capitalized goodwill was also required to be amortized to income over its estimated useful life; for the purposes of this reconciliation, a useful life of 40 years had been adopted.

In June 2001, the FASB issued SFAS 141, “Business Combinations”, and SFAS 142, “Goodwill and Other Intangible Assets”, both of which were effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2002 and 2003 impairment tests indicated that no impairment had occurred.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

The Irish GAAP goodwill amortization expense of €75.5 million for the year ended December 31, 2003 is eliminated under U.S. GAAP and replaced by a net expense of €29.8 million, comprising acquisition-related payments of €13.4 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a net charge of €17.1 million for intangible asset amortization.

(v)    Loss on transfer of Vebofoam

In 2001, a €5.1 million loss was recognized under Irish GAAP on transfer of the Group’s wholly-owned subsidiary Vebofoam to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake as part of the deal in May 2001 to acquire Gefinex in Germany (see Note 26 (i)). This loss was arrived at after taking into account goodwill of €5.8 million previously written-off against Group equity reserves. Under U.S. GAAP, this loss was further adjusted by the cumulative amount amortized to income in respect of Vebofoam goodwill.

(vi)    Property revaluations

Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under U.S. GAAP and accordingly adjustments to net income and shareholders’ equity are required to eliminate the effect of such restatements.

(vii)    Capital grants deferred

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

(viii)    Impairment of long-lived assets

Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realizable value and value in use). Net realizable value is defined as the amount at which an asset held for use could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realized on its eventual disposal. Under U.S. GAAP, an asset held for use is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. Such impairment reviews are only performed if impairment indicators exist. A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. These financial statements do not reflect any asset impairments under either Irish or U.S. GAAP in the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

(ix)    Pensions

Under Irish GAAP (as set out in SSAP 24—see Note 29), pension costs in respect of the Group’s defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

methods which, taken as a whole, produce the actuaries’ best estimates of the cost of providing the pension benefits promised. U.S. GAAP specifically require the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates. Furthermore, under U.S. GAAP, an additional minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over unrecognized prior service cost must be included within other comprehensive income.

(x)    Debt issue expenses

Prior to 2002, costs relating to the issue of debt securities were written-off in the income statement in the period in which costs were incurred as permitted by Irish GAAP. With effect from January 1, 2002, the Group amortizes such expenses to income over the life of the debt, which is consistent with U.S. GAAP.

(xi)    Dividends

Under Irish GAAP, dividends declared after the end of an accounting period in respect of that accounting period are deducted in arriving at accumulated income at the end of that period. Under U.S. GAAP, dividends are charged in the period in which the dividends are declared.

(xii)    Deferred taxation and mineral reserves

The adjustments to net income under U.S. GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page F-59. While Irish GAAP, and the Group’s accounting policy for deferred taxation, allow for deferred taxation to be provided on material temporary differences to the extent that the taxation is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109, “Accounting for Income Taxes”, with the exception of the issue detailed in the following paragraph.

The Group has amended amounts previously reported under deferred taxation in the reconciliation of shareholders’ equity under U.S. GAAP to classify separately the unamortized cumulative uplift in mineral rights acquired in business acquisitions in previous years arising from temporary differences under SFAS 109 and the related deferred taxation liability; these amounts had been netted off in the reconciliations presented in previous years. A corresponding adjustment has been made to the reconciliation of net income to classify separately the amortization of mineral reserves and the equal release in deferred income tax, resulting in a reduction in operating income under U.S. GAAP and an equivalent reduction in income tax expense. These reclassifications have no net effect on the previously reported net income or net shareholders’ equity under U.S. GAAP. Under Irish GAAP, such deferred taxation differences are not recognized.

(xiii)    Other investments

Under Irish GAAP, investments listed on a recognized stock exchange are shown at cost. Where the securities are considered to be available-for-sale, U.S. GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognized in other comprehensive income.

(xiv)    Rights Issue

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

(xv)    Interest capitalized

The interest relating to qualifying assets for 2003, 2002 and 2001 was not significant. Therefore, no adjustment was made to the carrying amounts of such qualifying assets to include an amount for capitalized interest expense as required by SFAS 34, “Capitalization of Interest Costs”.

(xvi)    Currency translation adjustment

The Group’s financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries are translated into euro at average exchange rates for each year, and the related balance sheets are translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in the Consolidated Statement of Total Recognized Gains and Losses under Irish GAAP and in the Statement of Comprehensive Income under U.S. GAAP. The currency translation adjustment included in comprehensive income on page F-60 also includes the translation impact of the adjustments to net income under U.S. GAAP for each year.

(xvii)    Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, which addresses consolidation by business enterprises of variable interest entities (“VIEs”) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (“Revised Interpretations”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company’s second quarter of fiscal 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. Special Purpose Entities (“SPEs”) created prior to February 1, 2003 may be accounted for under the original Accounting Standards or revised interpretation’s provisions no later than the Company’s first quarter of fiscal 2004. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation’s provisions no later than December 31, 2004. The Group has not entered into any material arrangements with VIEs created after January 31, 2003.

A review of the applicability of FIN 46 to CRH’s operations was conducted. This review indicated that there are no variable interest entities in the Group falling within the definition in FIN 46.

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends SFAS No. 133 by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, all provisions of this

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain other issues, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The impact on the Group’s financial position, results of operations or cash flows is not expected to be material.

In May 2003, SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The impact on the Group’s financial position is not material.

In December 2003, the Securities & Exchange Commission (“SEC”) published Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”. This SAB updates portions of the SEC staff’s interpretive guidance provided in SAB 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB 104 deletes interpretive material no longer necessary, and conforms the interpretive material retained, because of pronouncements issued by the FASB’s EITF on various revenue recognition topics, including EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. SAB 104 also incorporates into the SAB Codification certain sections of the SEC staff’s “Revenue Recognition in Financial Statements—Frequently Asked Questions and Answers”. To the extent not incorporated into the SAB codification, the SEC staff’s FAQ on SAB 101 (Topic 13) has been rescinded. The adoption of SAB 104 will not have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”). SFAS No. 132-R revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of SFAS No. 87, “Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. SFAS No. 132-R retains the disclosure requirements contained in SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which it replaces. It requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of SFAS No. 132 remain in effect until the provisions of SFAS No. 132-R are adopted. Except as noted below, SFAS No. 132-R is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by SFAS No. 132-R are effective for interim periods beginning after December 15, 2003. The additional disclosure of information about foreign plans required by SFAS No. 132-R is effective for fiscal years ending after June 15, 2004. Disclosure of the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter is effective for fiscal years ending after June 15, 2004. The additional disclosure of information for non-public entities required by SFAS No. 132-R is effective for fiscal years ending after June 15, 2004. The Group adopted SFAS 132-R effective December 31, 2003. The adoption of SFAS No. 132-R did not have a material impact on the Group’s financial position, results of operations or cash flows.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

RECONCILIATION TO U.S. GAAP

	Year ended December 31
	2003		2002		2001
	(€ million, except per share amounts)
Effect on net income
Net income attributable to ordinary shareholders as reported in the Consolidated Statements of Income	640.6		623.3		582.0

U.S. GAAP adjustments
Cumulative adjustment on adoption of SFAS 143 (i)	(6.5)		—		—
Asset retirement obligation – liability accretion and asset depreciation charge (i)	(0.7)		—		—
Cumulative adjustment on adoption of SFAS 133 (ii)	—		—		(16.9)
(Loss)/gain on derivative instruments (ii)	(20.0)		11.5		(8.2)
Stock-based employee compensation (iii)	(5.1)		19.4		(19.6)
Amortization of intangible assets (iv)	45.7		41.4		(8.3)
Adjustment due to gain on sale—primarily Vebofoam (v)	—		—		0.8
Adjustments due to elimination of revaluation surplus (vi)
—depreciation	0.3		0.4		0.4
—gains on sale	—		—		0.8
Pensions (ix)	(15.7)		15.5		22.1
Amortization of debt issue expenses (x)	(0.3)		(0.4)		0.1
Deferred taxation and mineral reserves (xii)
—temporary differences	3.5		3.5		6.3
—uplift in mineral reserves	(8.2)		(9.2)		(8.8)

Net income attributable to ordinary shareholders under U.S. GAAP	633.6		705.4		550.7

Arising from
Net income from continuing operations	640.1		705.4		567.6
Cumulative adjustment on adoption of SFAS 143 (i)	(6.5)		—		—
Cumulative adjustment on adoption of SFAS 133 (ii)	—		—		(16.9)

Net income attributable to ordinary shareholders under U.S. GAAP	633.6		705.4		550.7

Net income per share
Basic net income arising from continuing operations per Ordinary Share/ADS under U.S. GAAP	121.8	c	134.9	c	112.5	c
Cumulative adjustment on adoption of SFAS 143 (i)	(1.2	)c	—		—
Cumulative adjustment on adoption of SFAS 133 (ii)	—		—		(3.4	)c

Basic net income per Ordinary Share/ADS under U.S. GAAP	120.6	c	134.9	c	109.1	c

Diluted net income per Ordinary Share/ADS under U.S. GAAP (see page F-62)	119.3	c	134.2	c	108.1	c

The footnote references in this table are set out on pages F-53 to F-58.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

Cumulative effect on shareholders’ equity

	2003	2002
	(€m)	(€m)
Shareholders’ equity as reported in the Consolidated Balance Sheets	4,758.9	4,747.9

U.S. GAAP adjustments
SFAS 143 – net adjustments for asset retirement obligations (i)	(10.2)	—
Hedging instruments—fair value adjustments (ii)	(3.3)	(2.0)
Goodwill (iv)	418.8	379.3
Elimination of revaluation surplus (vi)	(28.5)	(28.9)
Deferred taxation and mineral reserves (xii)
—temporary differences	(360.9)	(336.4)
—unamortized cumulative uplift in mineral reserves	276.2	278.2
Pensions (ix)	120.1	129.4
Debt issue expenses prepaid (x)	1.6	2.3
Proposed dividends (xi)	105.0	94.2
Other investments (xiii)	—	8.3

Shareholders’ equity under U.S. GAAP	5,277.7	5,272.3

STATEMENT OF ACCUMULATED COMPREHENSIVE INCOME

	2003	2002
	(€m)	(€m)
Accumulated other comprehensive income as at December 31
Accumulated foreign currency translation (xvi)	(708.9)	(155.1)
Cumulative fair value adjustment on derivatives (ii)	30.3	11.6
Minimum liability on pensions (ix)	(18.7)	(22.0)
Valuation of available-for-sale securities (xiii)	—	5.2

	(697.3)	(160.3)

The footnote references in this table are set out on pages F-53 to F-58.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Shares Par Value	Additional Paid in Capital	Preferred Shares	Other Reserves	Retained Earnings	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Total
	(€m)
Balance at January 1, 2001	140.9	1,018.5	1.2	9.9	2,098.8	(11.8)	308.4	3,565.9
Shares issued	35.9	1,068.8	—	—	—	—	—	1,104.7
Share issue expenses	—	(20.6)	—	—	—	—	—	(20.6)
Bonus element of rights issue (i)	—	874.0	—	—	(874.0)	—	—	—
Deferred stock compensation	—	26.7	—	—	—	(26.7)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	19.6	—	19.6
Dividends	0.5	23.4	—	—	(102.0)	—	—	(78.1)
Comprehensive income:
Net income	—	—	—	—	550.7	—	—	550.7
Cumulative adjustment on adoption of SFAS 133	—	—	—	—	—	—	24.8	24.8
Derivative instruments—fair value adjustments	—	—	—	—	—	—	(11.4)	(11.4)
Currency translation adjustment	—	—	—	—	—	—	88.7	88.7
Change in unrealized gain on investment	—	—	—	—	—	—	0.8	0.8

Total comprehensive income								653.6

Balance at December 31, 2001	177.3	2,990.8	1.2	9.9	1,673.5	(18.9)	411.3	5,245.1
Shares issued	0.3	13.5	—	—	—	—	—	13.8
Share issue expenses	—	(0.4)	—	—	—	—	—	(0.4)
Deferred stock compensation	—	(38.1)	—	—	—	38.1	—	—
Amortization of deferred stock compensation	—	—	—	—	—	(19.4)	—	(19.4)
Dividends	0.6	22.7	—	—	(123.9)	—	—	(100.6)
Comprehensive income:
Net income	—	—	—	—	705.4	—	—	705.4
Derivative instruments—fair value adjustments	—	—	—	—	—	—	(1.8)	(1.8)
Additional minimum pension liability	—	—	—	—	—	—	(22.0)	(22.0)
Currency translation adjustment	—	—	—	—	—	—	(548.6)	(548.6)
Change in unrealized gain on investment	—	—	—	—	—	—	0.8	0.8

Total comprehensive income								133.8

Balance at December 31, 2002	178.2	2,988.5	1.2	9.9	2,255.0	(0.2)	(160.3)	5,272.3
Shares issued	0.3	13.4	—	—	—	—	—	13.7
Share issue expenses	—	(0.1)	—	—	—	—	—	(0.1)
Deferred stock compensation	—	16.4	—	—	—	(16.4)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	5.1	—	5.1
Dividends	0.8	26.7	—	—	(137.4)	—	—	(109.9)
Comprehensive income:
Net income	—	—	—	—	633.6	—	—	633.6
Derivative instruments—fair value adjustments	—	—	—	—	—	—	18.7	18.7
Additional minimum pension liability	—	—	—	—	—	—	3.3	3.3
Currency translation adjustment	—	—	—	—	—	—	(553.8)	(553.8)
Change in unrealized loss on investment	—	—	—	—	—	—	(5.2)	(5.2)

Total comprehensive income								96.6

Balance at December 31, 2003	179.3	3,044.9	1.2	9.9	2,751.2	(11.5)	(697.3)	5,277.7

(i)	In accordance with U.S. GAAP an amount of €874 million, equal to the fair market value of the bonus element of the shares issued in 2001, has been charged to retained earnings and credited to additional paid-in capital.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

NET INCOME PER ORDINARY SHARE

	Year ended December 31
	2003		2002		2001
	(€ millions, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	633.6		705.4		550.7

Average number outstanding of €0.32 Ordinary Shares (in millions)	525.7		522.8		504.7
Effect of dilutive securities—share options	5.4		2.9		4.7

	531.1		525.7		509.4

Basic net income per Ordinary Share under U.S. GAAP	120.6	c	134.9	c	109.1	c

Diluted net income per Ordinary Share under U.S. GAAP	119.3	c	134.2	c	108.1	c

Under U.S. GAAP (SFAS 128), basic net income per ordinary share is computed under the same method as Irish GAAP and excludes the dilutive effect of stock options. In addition, SFAS 128 requires the disclosure of diluted net income per share as set out above which is also calculated in accordance with Irish GAAP.

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132

The Group’s principal defined benefit schemes are in the Republic of Ireland, Britain, the Netherlands, Switzerland and the United States. The components of the total Group pension expense in respect of defined benefit pension schemes for the years ended December 31, 2003, 2002 and 2001 under SFAS 132 are as follows:

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Service costs	44.2	41.6	38.7
Interest costs	69.0	69.5	67.6
Expected returns on plan assets	(75.4)	(96.7)	(96.9)
Net amortizations and deferrals	14.4	(0.3)	(5.1)

	52.2	14.1	4.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

The funded status of these schemes under SFAS 132 was as follows:

As at December 31:	2003	2002
	(€m)	(€m)
Change in benefit obligation
Benefit obligation at beginning of year	1,321.0	1,263.7
Acquisitions/divestments	68.6	26.0
Service cost	44.2	41.6
Interest cost	69.0	69.5
Plan participants’ contributions	11.0	9.8
Actuarial gains	127.2	15.5
Benefit paid	(54.3)	(55.6)
Translation	(73.3)	(49.5)

Benefit obligation at end of year	1,513.4	1,321.0

Change in plan assets
Fair value of plan assets at beginning of year	1,134.5	1,377.6
Acquisitions/divestments	52.5	24.7
Actual return on plan assets	178.8	(204.3)
Company contributions	39.4	21.6
Plan participants’ contributions	11.0	9.8
Benefit paid	(54.3)	(55.6)
Translation	(58.6)	(39.3)

Fair value of plan assets at end of year	1,303.3	1,134.5

Funded status of the plans	(210.1)	(186.5)
Unrecognized net actuarial gain	299.7	319.4
Unrecognized net transition obligation	(5.2)	(7.6)
Unrecognized prior service cost	38.5	3.4

Net amount recognized	122.9	128.7

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	138.0	117.7
Accrued benefit liability	(52.3)	(28.4)
Intangible asset	14.2	9.6
Accumulated other comprehensive income	23.0	29.8

	122.9	128.7

Analysis of funded status of those plans (included in the overall table above) where benefit obligation exceeds fair value of assets
Benefit obligation at end of year	(1,126.9)	(927.9)
Fair value of plan assets at end of year	896.3	711.8

	(230.6)	(216.1)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

Amounts applicable to the Company’s pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	2003	2002
	(€m)	(€m)
Projected benefit obligation	786.4	276.1
Accumulated benefit obligation	635.8	250.8
Fair value of plan assets	572.5	197.3

Weighted average assumptions as of December 31
Discount rate	5.3%	5.5%
Expected return on plan assets	6.6%	6.9%
Rate of compensation increase	4.0%	4.0%

The plan assets are invested principally in equities, fixed income securities and properties. The number of CRH Ordinary Shares held by the pension plans amounts to 0.5 million. The market value of these CRH shares at December 31, 2003 is €7.6 million. The dividends paid on the CRH shares held by the pension plans in 2003 amounted to €0.1 million. The Group has a number of defined contribution plans, principally in the United States and Mainland Europe.

Plan Assets

The pension plan weighted average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

Plan assets at December 31	2003	2002
Asset category	%	%

Equity securities	56.8	54.9
Debt securities	32.8	32.7
Real estate	7.3	7.5
Other	3.1	4.9

Total	100.0	100.0

The pension plan assets are invested in accordance with statutory regulations, pension plan rules, and recommendations of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

Cash Flows

Contributions

The Group expects to contribute approximately €51 million to its defined benefit pension plans in 2004.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension benefits
(€m)
2004	50.0
2005	52.9
2006	55.6
2007	58.8
2008	62.1
2009-2013	366.6

Total	646.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows prepared under Irish GAAP presents substantially the same information as that required under U.S. GAAP by SFAS 95, “Statement of Cash Flows”.

This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under U.S. GAAP, cash and cash equivalents include short-term investments with a maturity of three months or less at the date of acquisition but do not include bank overdrafts. Under Irish GAAP, movements in short-term investments are classified as management of liquid resources. The movements on bank overdrafts are required to be included in financing activities under SFAS 95.

Under Irish GAAP, cash flows are presented separately for nine categories, comprising, operating activities; dividends received from joint ventures; returns on investments and servicing of finance; taxation, capital expenditure; acquisitions and disposal of subsidiary undertakings, joint ventures and associates; equity dividends paid; management of liquid resources; and financing. U.S. GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under U.S. GAAP. Cash flows from capital expenditure, acquisition and disposal of subsidiary undertakings, joint ventures and associates would be included as investing activities under U.S. GAAP.

The payment of dividends and management of liquid resources would be included as a financing activity under U.S. GAAP. The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Year ended December 31
	2003	2002	2001
	(€m)	(€m)	(€m)
Cash inflow from operating activities	1,188.2	1,265.0	1,118.0
Cash outflow on investing activities	(1,939.3)	(1,254.7)	(1,443.3)
Cash inflow/(outflow) from financing activities	331.0	(56.0)	340.1
Effect of foreign exchange rate movements on net debt	242.8	248.3	(74.2)

	(177.3)	202.6	(59.4)
Cash and cash equivalents at beginning of year	1,359.7	1,157.1	1,216.5

Cash and cash equivalents at end of year	1,182.4	1,359.7	1,157.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUES OF FINANCIAL INSTRUMENTS—INFORMATION REQUIRED BY SFAS 107

The following information is presented in compliance with the requirements of SFAS 107, “Disclosure about Fair Values of Financial Instruments”. The carrying amounts and estimated fair values of the material financial instruments of the Group at December 31, 2003 and 2002 are as follows:

	As at December 31
	2003 Carrying Amount	2003 Fair Value	2002 Carrying Amount	2002 Fair Value
	(€m)	(€m)	(€m)	(€m)
Assets
Cash and liquid investments	1,298.0	1,298.0	1,533.2	1,533.2
Accounts receivable and prepayments	1,681.2	1,681.2	1,525.4	1,525.4
Publicly traded investments	—	—	4.7	13.0
Currency swaps and forward agreements	18.4	19.9	10.3	15.8
Interest rate swap agreements	—	202.9	—	306.5
Forward energy cost agreements	—	2.9	—	2.2
Liabilities
Bank loans and overdrafts	(97.4)	(97.4)	(79.9)	(79.9)
Accounts payable and accrued liabilities	(1,682.6)	(1,682.6)	(1,511.0)	(1,511.0)
Long-term debt (including current maturities)	(3,331.6)	(3,581.7)	(3,072.5)	(3,410.3)
Currency swaps and forward agreements	(195.5)	(202.7)	(101.0)	(115.3)
Interest rate swap agreements	—	(1.9)	—	(4.1)
Foreign exchange options	—	(0.6)	—	—
Forward energy cost agreements	—	(0.1)	—	—

	As at December 31
	2003	2002
	(€m)	(€m)
Summary of available-for-sale securities
Cost of publicly traded investments	—	4.7
Gross unrealized gains	—	8.3

Fair value	—	13.0

Carrying amounts are stated under Irish GAAP.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash and liquid investments, accounts receivable, accounts payable and short-term borrowings: The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

DEFERRED TAXATION—ADDITIONAL INFORMATION REQUIRED BY SFAS 109

The analysis of the deferred taxation liability required by SFAS 109 is as follows:

	December 31
	2003	2002
	(€m)	(€m)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	828.5	916.8
Other timing differences	221.1	106.2

	1,049.6	1,023.0
Deferred taxation assets:
Other temporary differences	(203.1)	(208.2)

Net deferred tax liability under U.S. GAAP	846.5	814.8

Of which:

Current	0.3	0.3
Non-current	846.2	814.5

	846.5	814.8

CONCENTRATION OF CREDIT RISK—INFORMATION REQUIRED BY SFAS 105

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables. The Group deposits short-term cash surpluses with high credit quality banks and institutions, and, as a matter of policy, limits the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base in the construction industry where the Group is engaged in the manufacture and supply of a wide range of materials. At December 31, 2003, the Group did not consider there to be any significant concentrations of credit risk. No one customer accounts for more than 5% of net sales.

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (APB 25) and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123, “Accounting for Stock-Based Compensation,” requires the use of option valuation models that were not developed for use in valuing employee share options.

Pursuant to the Company’s 2000 Share Option Scheme, employees were granted options over 4,620,600 of the Company’s Ordinary Shares on April 9, 2003. All options granted have 10-year terms. This figure comprises options over 2,551,900 shares and 2,068,700 shares which may be exercised after the expiration of three years and five years respectively from the dates of grant of those options, subject to specific EPS growth targets being achieved.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

A summary of the Company’s share option and savings-related share option activity, and related information for the years ended December 31, 2003, 2002 and 2001 follows:—

	Number of options			Weighted average exercise price
Share options	2003	2002	2001	2003		2002		2001
Outstanding at beginning of year	22,025,314	19,097,434	16,529,621	€15.88/ Stg	£10.16	€14.56/ Stg	£8.24	€12.88/ Stg	£3.79
Granted	4,620,600	4,440,025	4,357,000	€13.20/ Stg	£9.06	€19.68/ Stg	£12.04	€18.28/ Stg	£11.16
Exercised	(709,671)	(1,127,459)	(1,616,434)	€9.67/ Stg	£9.22	€7.61/ Stg	£4.19	€7.07/ Stg	£5.83
Lapsed	(836,926)	(384,686)	(172,753)	€17.00/ Stg	£11.12	€16.67/ Stg	£11.18	€16.90/ Stg	£11.03

Outstanding at end of year	25,099,317	22,025,314	19,097,434	€15.52/ Stg	£10.11	€15.88/ Stg	£10.16	€14.56/ Stg	£8.24

Exercisable at end of year	8,944,891	5,079,796	4,108,619	€13.03/ Stg	£9.36	€9.38/ Stg	£7.10	€7.60/ Stg	£4.81

Outstanding at end of year

Options by exercise price	Range of exercise prices		Number of options	Weighted average exercise price		Weighted average remaining life
euro options	€4.11 to	€12.64	4,098,276	€8.68		3.1
	€14.56 to	€14.66	2,158,868	€14.61		5.3
	€17.26 to	€18.28	9,720,232	€17.87		6.7
	€19.68		4,250,891	€19.68		8.3
	€13.15 to	€13.26	4,529,609	€13.20		9.3
Sterling options	Stg	£5.33 to Stg£9.82	83,235	Stg	£6.85	3.4
	Stg	£10.99 to Stg£12.04	245,415	Stg	£11.27	7.0
	Stg	£9.06	12,791	Stg	£9.06	9.3

			25,099,317

Exercisable at end of year

	Range of exercise prices		Number of options	Weighted average exercise price		Weighted average remaining life
euro options	€4.11 to	€12.64	4,098,547	€8.68		3.1
	€14.57 to	€14.66	1,092,136	€14.61		5.3
	€17.26 to	€18.28	3,542,781	€17.58		6.3
Sterling options	Stg	£5.33 to Stg££9.82	83,235	Stg	£6.85	3.4
	Stg	£10.99	128,192	Stg	£10.99	6.3

			8,944,891

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

Weighted average fair value (computed using Black-Scholes valuation model—see detailed assumptions on page F-71):

	€	Stg£
Options granted during:
2003	3.97	2.51
2002	5.78	3.21
2001	5.66	3.18

Savings-related share options

Pursuant to the Company’s 2000 Savings-Related Share Option Schemes, employees were granted options over 891,713 of the Company’s Ordinary Shares on April 9, 2003. This figure comprises options over 386,893 shares and 504,820 with a three-year and five-year contract term respectively from the dates of grant of those options. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

	Number of savings-related share options			Weighted average exercise price
	2003	2002	2001	2003	2002	2001
Outstanding at beginning of year	1,149,499	868,820	582,717	€15.55/ Stg£9.21	Stg£8.77/ €15.39	Stg£8.77
Reinstated	435	—	—	€15.39	—	—
Granted	891,713	349,110	331,725	€10.63/ Stg£7.18	€16.09/ Stg£10.08	€15.39
Exercised	(78,331)	(2,164)	(824)	€15.39/ Stg£8.77	€15.39/ Stg£8.77	Stg£8.77
Lapsed	(540,204)	(66,267)	(44,798)	€15.42/ Stg£9.29	€15.45/ Stg£8.99	Stg£8.77/ €15.39

Outstanding at end of year	1,423,112	1,149,499	868,820	€12.20/ Stg£8.03	€15.55/ Stg£9.21	Stg£8.77/ €15.39

Exercisable at end of year	48,220	—	—	Stg£8.77

Outstanding at end of year

	Range of exercise prices	Number of options	Weighted average exercise price		Weighted average remaining life
Options by exercise price
euro options	€10.63 to €16.09	548,160	€12.20		3.0
Sterling options	Stg£7.18 to Stg£10.08	874,952	Stg	£8.03	2.6

		1,423,112

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

Weighted average fair value (computed using Black-Scholes valuation model—see detailed assumptions below):

	€	Stg£
Options granted during:
2003	3.90	2.60
2002	5.81	3.57
2001	6.20	—

Pro-forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee share options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes valuation model with the following weighted average assumptions:

for 2001; risk-free interest rate of 4.7%, dividend yield of 1.20%, volatility of 0.272 and a weighted average expected life of the options of 5.7 years;

for 2002, risk-free interest rate of 3.3%, dividend yield of 1.55%, volatility of 0.301 and a weighted average expected life of the options of 5.8 years;

for 2003 risk-free interest rate of 3.5%, dividend yield of 1.75%, volatility of 0.314 and a weighted average expected life of the options of 5.6 years.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro-forma information follows:

	Year ended December 31
	2003		2002		2001
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	633.6		705.4		550.7
Add back: Total stock-based employee compensation (income)/expense reported in net income, net of related taxes, under APB25	5.1		(19.4)		19.6
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related taxes, under SFAS123	(20.8)		(24.4)		(25.5)

Pro forma net income	617.9		661.6		544.8

Basic reported net income per Ordinary Share	120.6	c	134.9	c	109.1	c

Pro forma basic net income per Ordinary Share	117.5	c	126.6	c	108.0	c

Diluted net income per Ordinary Share	120.3	c	134.2	c	108.1	c

Pro forma diluted net income per Ordinary Share	117.3	c	125.9	c	107.0	c

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the U.S. Financial Accounting Standards Board issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The Statement requires that (for U.S. GAAP purposes only) all derivatives be recognized on the balance sheet at fair value. Derivatives, which are not hedges, must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

Fair Value Hedges

CRH uses financial instruments designated as fair value hedges to manage certain of the Group’s exposure to interest and exchange rate risk. CRH is subject to market risk from exposures to changes in interest and exchange rates due to its financing, investing and cash management activities. Interest rate swap agreements are used to hedge CRH’s exposure associated with its fixed rate debt and cross-currency swap agreements are used to manage the Group’s exposure to exchange rate risk. During the twelve months to December 31, 2003, none of the interest rate and cross-currency swap agreements, which are designated as fair value hedges, had any ineffectiveness and no fair value hedges were derecognized.

Net Investment Hedges

CRH uses cross-currency swap agreements designated as net investment hedges to manage the Group’s exposure to exchange rate risk. CRH is subject to market risk from exposures to changes in exchange rates due to investments in non-euro subsidiary and joint venture undertakings. A loss of €69.3 million arose on net investment hedges in the twelve months to December 31, 2003 which has been included in the U.S. GAAP foreign currency translation adjustment (€85.5 million is recognized in the Irish GAAP foreign currency translation adjustment). A loss of €18.0 million was recorded in U.S. GAAP income for the year to December 31, 2003 due to ineffectiveness of net investment hedges.

A loss of €145 million arose on net investment hedges in the twelve months to December 31, 2002 which has been included in the U.S. GAAP foreign currency translation adjustment (€144.2 million of which is recognized in the Irish GAAP foreign currency translation adjustment). A loss of €5.4 million was recorded in U.S. GAAP income for the year to December 31, 2002 due to ineffectiveness of net investment hedges.

A gain of €23.5 million arose on net investment hedges in the twelve months to December 31, 2001 which has been included in the U.S. GAAP foreign currency translation adjustment (€24.1 million of which is recognized in the Irish GAAP foreign currency translation adjustment).

Other Derivative Instruments

Interest rate and cross-currency swap agreements not designated as hedging instruments under SFAS No. 133 are also used to manage the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. Unrealized losses on suchinstruments during the twelve months to December 31, 2003 amounted to €2.8 million which has been recognized in U.S. GAAP earnings. Unrealized profits on such instruments during the twelve months to December 31, 2002 amounted to €6.6 million, which has been recognized in U.S. GAAP earnings.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (continued)

Other Derivative Instruments (continued)

In addition, the Group uses financial contracts based on energy price indices to manage costs in some of its operations. Unrealized gains arising on these contracts during the twelve months to December 31, 2003 amounted to €0.9 million, which has been recognized in U.S. GAAP earnings. Unrealized gains arising on these contracts during the twelve months to December 31, 2002 amounted to €10.2 million, which has been recognized in U.S. GAAP earnings. Unrealized losses arising on these contracts during the twelve months to December 31, 2001 amounted to €14.5 million, which has been recognized in U.S. GAAP earnings

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131

Note 2 has been prepared under Irish GAAP on a geographical analysis and also by Division and class of business. SFAS 131 defines operating segments as components of the enterprise whose operating results are regularly reviewed by the enterprise’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance. The Europe Materials Division is further analyzed in this note into the reportable segments outlined below. The geographical information required under SFAS 131 is presented in Note 2.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

Product line revenues are not provided because it is impracticable to do so.

ANALYSIS BY OPERATING SEGMENT:

		Year ended December 31
		2003	2002	2001
		(€m)	(€m)	(€m)
Net sales (a)
Europe Materials	Republic of Ireland	727.5	711.0	710.0
	Other	1,256.3	1,216.0	1,150.8
Europe Products & Distribution	Products	1,720.6	1,416.0	1,181.4
	Distribution	1,361.8	1,089.6	993.7
Americas Materials		2,831.3	3,072.1	3,168.1
Americas Products & Distribution	Products	2,196.3	2,290.0	2,342.6
	Distribution	986.0	999.4	896.9

		11,079.8	10,794.1	10,443.5
Less: share of joint ventures’ net sales		(305.5)	(276.9)	(236.7)

		10,774.3	10,517.2	10,206.8

Operating income excluding goodwill amortization
Europe Materials	Republic of Ireland	131.1	130.9	135.1
	Other	142.2	135.8	136.0
Europe Products & Distribution	Products	142.6	107.5	79.5
	Distribution	70.1	46.4	37.5
Americas Materials		290.7	335.8	346.2
Americas Products & Distribution	Products	215.6	248.6	256.1
	Distribution	52.4	43.1	29.7

		1,044.7	1,048.1	1,020.1

Depreciation and goodwill amortization
Europe Materials	Republic of Ireland	37.1	36.4	38.0
	Other	81.1	79.3	77.5
Europe Products & Distribution	Products	101.7	88.0	80.7
	Distribution	24.1	17.4	15.5
Americas Materials		174.4	191.1	178.4
Americas Products & Distribution	Products	99.9	98.8	94.6
	Distribution	13.9	12.9	10.6

		532.2	523.9	495.3

(a)	Intersegment sales are not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

		As at December 31
		2003	2002
		(€m)	(€m)
Capital expenditure
Europe Materials	Republic of Ireland	36.8	30.6
	Other	57.7	52.9
Europe Products & Distribution	Products	65.6	43.6
	Distribution	32.0	13.3
Americas Materials		122.4	133.1
Americas Products & Distribution	Products	77.3	82.4
	Distribution	10.2	11.5

		402.0	367.4

Total assets
Europe Materials	Republic of Ireland	626.1	678.8
	Other	1,845.0	1,995.0
Europe Products & Distribution	Products	2,139.0	1,897.7
	Distribution	1,433.3	698.9
Americas Materials		2,942.5	3,264.0
Americas Products & Distribution	Products	1,733.6	1,665.6
	Distribution	345.9	355.9

		11,065.4	10,555.9
Reconciliation to net assets:
Less cash and liquid investments		(1,298.0)	(1,533.2)
Less accounts payable and accrued liabilities, deferred acquisition consideration due after more than one year and provisions for liabilities and charges (excluding deferred tax)		(2,111.5)	(1,954.4)

Net assets		7,655.9	7,068.3

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142

In June 2001, the FASB issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets”, both of which were effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2002 and 2003 impairment tests indicated that no impairment had occurred.

The Irish GAAP goodwill amortization expense of €75.5 million for the year ended December 31, 2003 is eliminated under U.S. GAAP and replaced by a net expense of €29.8 million, comprising acquisition-related payments of €13.4 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a net charge of €17.1 million for intangible asset amortization.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

Acquired goodwill in 2003 of €519.1 million is analyzed as follows by Division: Europe Materials €5.3 million, Europe Products & Distribution €362.4 million, Americas Materials €45.0 million and Americas Products & Distribution €106.4 million.

	2003			2002
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Goodwill
At January 1	1,649.6	(203.2)	1,446.4	1,728.7	(226.3)	1,502.4
Translation adjustment	(171.2)	17.8	(153.4)	(163.5)	19.0	(144.5)
Acquisitions/(amortization)	519.1	—	519.1	185.1	—	185.1
Disposals	(0.9)	—	(0.9)	(6.1)	2.1	(4.0)
Reallocation to intangible assets	(93.1)	—	(93.1)	(74.9)	—	(74.9)
Acquisition-related payments in Irish GAAP	(13.4)	—	(13.4)	(19.7)	—	(19.7)
Amortization written-back in U.S. GAAP	—	1.5	1.5	—	2.0	2.0

At December 31	1,890.1	(183.9)	1,706.2	1,649.6	(203.2)	1,446.4

	Cost				Amortization
	January 1	Reallocation	Translation	December 31	January 1	Charge	Translation	December 31	Net amount
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Intangible assets
Trade names	2.6	0.7	(0.1)	3.2	(0.4)	(0.6)	—	(1.0)	2.2
Non-compete agreements	6.3	6.7	(1.1)	11.9	(0.9)	(2.4)	0.4	(2.9)	9.0
Production/order backlog	1.9	—	(0.2)	1.7	(1.9)	—	0.2	(1.7)	—
Customer relationships	46.8	50.5	(6.7)	90.6	(4.7)	(11.5)	1.3	(14.9)	75.7
Under-market royalty payments	9.1	—	(1.6)	7.5	(0.4)	(0.6)	0.1	(0.9)	6.6
Licensing agreements	—	33.9	—	33.9	—	(1.1)	—	(1.1)	32.8
Employment agreements	1.5	1.3	(0.1)	2.7	(0.4)	(0.8)	—	(1.2)	1.5

At December 31	68.2	93.1	(9.8)	151.5	(8.7)	(17.0)	2.0	(23.7)	127.8

Number of years over which intangible asset is amortized
Trade names	5 years
Non-compete agreements	3 to 7 years
Production/order backlog	1 year
Customer relationships	4 to 10 years
Under-market royalty payments	18 to 28 years
Licensing agreements	10 years
Employment agreements	1 to 5 years

Weighted-average amortization period of additions in 2003
Trade names	5 years
Non-compete agreements	5.3 years
Customer relationships	7.8 years
Licensing agreements	10 years
Employment agreements	3.5 years

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

The following presents the estimated amortization expense for intangible assets for the next five years and thereafter:

(€m)
2004	21.1
2005	20.1
2006	18.0
2006	15.4
2008	12.5
Thereafter	40.7

127.8

The following table shows the net income that would have been shown in 2001 exclusive of amortization expense recognized in that period related to goodwill or intangible assets that are no longer being amortized. There were no intangible asset amortization charges in 2001. Reported and adjusted per share amounts are also presented.

	Year ended December 31
	2003		2002		2001
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	633.6		705.4		550.7
Add back: goodwill amortization	—		—		68.9

Adjusted net income	633.6		705.4		619.6

Basic earnings per Ordinary Share:
Reported net income	120.6	c	134.9	c	109.1	c
Goodwill amortization	—		—		13.7	c

Adjusted net income	120.6	c	134.9	c	122.8	c

Diluted earnings per Ordinary Share:
Reported net income	119.3	c	134.2	c	108.1	c
Goodwill amortization	—		—		13.5	c

Adjusted net income	119.3	c	134.2	c	121.6	c

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ASSET RETIREMENT OBLIGATIONS—INFORMATION REQUIRED BY SFAS 143

The Group adopted Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations”, (“SFAS 143”) effective January 1, 2003. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset. The long-lived asset is amortized over the useful life of the asset and the liability is accreted over the period until reclamation activities are expected to occur.

The Group’s liability for restoration of quarry assets arises over a number of reporting periods and is directly related to the degree of extraction performed only if a legal obligation exists to incur these costs upon retirement of the assets. Under both Irish GAAP and U.S. GAAP, the Group has adopted an incremental provisioning methodology in order to recognize asset retirement obligations in line with extraction. Incremental liabilities incurred in subsequent reporting periods are considered to be an additional layer of the original liability and are calculated using assumptions applicable in those subsequent periods.

In determining the fair value of the obligation, the Group estimates the cost to perform the legally required reclamation tasks, including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques and a credit-adjusted risk-free rate that is commensurate with the estimated years to settlement.

In estimating the settlement date, the Group evaluates the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, the Group uses a weighted-average settlement date considering the probabilities of each alternative.

Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of a triggering change in the cost would include a new reclamation law or amendment of an existing mineral lease. Examples of a triggering change in the estimated settlement date would include the acquisition of additional reserves or the closure of a facility.

Prior to the adoption of SFAS 143, the Group accounted for environment and remediation provisions as set out in Note 21 (v). The long-lived asset, and related ARO, arising on implementation of SFAS 143 as at January 1 2003 amounted to €17.6 million (before accumulated depreciation or accretion) of which €11.9 million related to acquisitions and €5.7 million related to existing operations. The element which related to acquisitions had been capitalized as goodwill under purchase accounting under both Irish and U.S. GAAP, but would have been capitalized as long-lived assets had SFAS 143 existed at the acquisition dates.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ASSET RETIREMENT OBLIGATIONS—INFORMATION REQUIRED BY SFAS 143 (continued)

The following shows the changes in the asset retirement obligation for 2003:

(€m)
Balance January 1	17.6
Cumulative accretion expense through December 31, 2002	6.9
Accretion expense	1.0
Translation adjustment	(3.4)

Balance December 31	22.1

The Group does not have any assets that are legally restricted for the purposes of settling its asset retirement obligations at December 31, 2003 and 2002.

The following pro-forma information presents net earnings, excluding the cumulative effect of the accounting change, and the asset retirement obligation as if SFAS 143 had been adopted on January 1, 2001:

	Year ended December 31
	2003		2002		2001
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	633.6		705.4		550.7

Asset retirement obligations adjustment	10.4		(2.5)		(1.2)

Adjusted net income	644.0		702.9		549.5

Basic earnings per Ordinary Share:
Reported net income	120.6	c	134.9	c	109.1	c
Asset retirement obligations adjustment	1.9	c	(0.5	)c	(0.2	)c

Adjusted net income	122.5	c	134.4	c	108.9	c

Diluted earnings per Ordinary Share:
Reported net income	119.3	c	134.2	c	108.1	c
Asset retirement obligations adjustment	1.9	c	(0.5	)c	(0.2	)c

Adjusted net income	121.2	c	133.7	c	107.9	c

The following pro-forma information presents the total asset retirement obligations at December 31, 2001 and 2002 as if SFAS 143 had been adopted on January 1, 2001:

(€m)
December 31, 2001	26.6
December 31, 2002	24.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents condensed balance sheets as at December 31, 2003 and 2002 and condensed statements of income and cash flows for the years ended December 31, 2003, 2002 and 2001 of the Company and CRH America, Inc. (“CRHA”). These statements are prepared in accordance with Irish GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is a wholly-owned subsidiary of the Company. The Guarantees of the guarantor are full and unconditional. The significant differences between Irish and U.S. GAAP as they affect the Company are set out below:

Supplemental Condensed Consolidated Balance Sheets

	As at December 31, 2003
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
ASSETS
Current assets
Cash and liquid investments	48.3	149.6	1,100.1	—	1,298.0
Accounts receivable and prepayments	83.2	—	1,681.2	(83.2)	1,681.2
Inventories	—	—	1,117.6	—	1,117.6

	131.5	149.6	3,898.9	(83.2)	4,096.8

Fixed assets
Investments in subsidiaries	4,054.9	279.3	1,685.2	(6,019.4)	—
Investments in joint ventures and associates	—	—	336.6	—	336.6
Advances to subsidiaries	1,539.3	3,676.1	—	(5,215.4)	—
Other investments	—	—	12.1	—	12.1
Property, plant and equipment	—	—	5,145.4	—	5,145.4
Intangible assets—goodwill	—	—	1,474.5	—	1,474.5

Total assets	5,725.7	4,105.0	12,552.7	(11,318.0)	11,065.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and overdrafts	—	—	510.3	—	510.3
Accounts payable and accrued liabilities	108.7	20.7	1,553.2	—	1,682.6

	108.7	20.7	2,063.5	—	2,192.9

Long-term liabilities
Long-term debt	—	2,692.0	403.8	—	3,095.8
Deferred acquisition consideration	—	—	96.5	—	96.5
Advances from subsidiaries	858.1	—	4,440.5	(5,298.6)	—
Capital grants deferred	—	—	12.7	—	12.7
Provisions for liabilities and charges	—	—	818.0	—	818.0
Minority shareholders’ equity interest	—	—	90.6	—	90.6

	966.8	2,712.7	7,925.6	(5,298.6)	6,306.5

Shareholders’ equity
Share capital	180.5	—	—	—	180.5
Additional paid-in capital	2,078.3	1,744.9	2,184.0	(3,928.9)	2,078.3
Other reserves	9.9	—	9.9	(9.9)	9.9
Accumulated income	2,490.2	(352.6)	2,433.2	(2,080.6)	2,490.2

	4,758.9	1,392.3	4,627.1	(6,019.4)	4,758.9

Total liabilities and shareholders’ equity	5,725.7	4,105.0	12,552.7	(11.318.0)	11,065.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets

	As at December 31, 2002
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
ASSETS
Current assets
Cash and liquid investments	40.3	56.5	1,436.4	—	1,533.2
Accounts receivable and prepayments	78.8	—	1,525.4	(78.8)	1,525.4
Inventories	—	—	1,064.0	—	1,064.0

	119.1	56.5	4,025.8	(78.8)	4,122.6

Fixed assets
Investments in subsidiaries	3,875.9	312.9	1,685.2	(5,874.0)	—
Investments in joint ventures	—	—	252.7	—	252.7
Advances to subsidiaries	849.9	3,605.1	—	(4,455.0)	—
Other investments	—	—	22.1	—	22.1
Property, plant and equipment	—	—	5,004.4	—	5,004.4
Intangible assets—goodwill	—	—	1,154.1	—	1,154.1

Total assets	4,844.9	3,974.5	12,144.3	(10,407.8)	10,555.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and overdrafts	—	—	232.8	—	232.8
Accounts payable and accrued liabilities	97.0	23.6	1,390.4	—	1,511.0

	97.0	23.6	1,623.2	—	1,743.8
Long-term liabilities
Long-term debt	—	2,288.5	721.8	—	3,010.3
Deferred acquisition consideration	—	—	142.5	—	142.5
Advances from subsidiaries	—	—	4,533.8	(4,533.8)	—
Taxes payable	—	—	6.6	—	6.6
Capital grants deferred	—	—	14.6	—	14.6
Provisions for liabilities and charges	—	—	779.3	—	779.3
Minority shareholders’ equity interest	—	—	110.9	—	110.9

	97.0	2,312.1	7,932.7	(4,533.8)	5,808.0

Shareholders’ equity
Share capital	179.4	—	—	—	179.4
Additional paid-in capital	2,038.3	1,744.9	2,152.6	(3,897.5)	2,038.3
Other reserves	9.9	—	9.9	(9.9)	9.9
Accumulated income	2,520.3	(82.5)	2,049.1	(1,966.6)	2,520.3

	4,747.9	1,662.4	4,211.6	(5,874.0)	4,747.9

Total liabilities and shareholders’ equity	4,844.9	3,974.5	12,144.3	(10,407.8)	10,555.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2003
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	11,079.8	—	11,079.8
Less: share of joint ventures	—	—	(305.5)	—	(305.5)

Net sales	—	—	10,774.3	—	10,774.3
Cost of goods sold	—	—	(7,461.3)	—	(7,461.3)

Gross profit	—	—	3,313.0	—	3,313.0
Distribution and administration expenses	0.6	—	(2,309.1)	—	(2,308.5)

Group operating income	0.6	—	1,003.9	—	1,004.5
Share of joint ventures’ operating income	—	—	39.5	—	39.5
Share of associates’ operating income	—	—	0.7	—	0.7
Share of subsidiaries’ operating income	981.6	36.7	—	(1,018.3)	—

Operating income excluding goodwill amortization	982.2	36.7	1,044.1	(1,018.3)	1,044.7
Goodwill amortization	—	—	(75.5)	—	(75.5)
Gain on sale of investments and property, plant & equipment	—	—	13.0	—	13.0

Income before interest expense	982.2	36.7	981.6	(1,018.3)	982.2
Interest income	—	143.6	28.3	(143.6)	28.3
Interest expense	—	(154.5)	(130.2)	143.6	(141.1)
Share of joint ventures’ and associates’ net interest	(5.2)	—	(5.2)	5.2	(5.2)
Share of subsidiaries’ net interest	(112.8)	(5.2)	—	118.0	—

Income before taxes and equity minority shareholders’ interest	864.2	20.6	874.5	(895.1)	864.2
Taxes on income	(217.6)	(7.2)	(210.4)	217.6	(217.6)

Income before equity minority shareholders’ interest	646.6	13.4	664.1	(677.5)	646.6
Equity minority shareholders’ interest	(5.9)	—	(5.9)	5.9	(5.9)

Net income	640.7	13.4	658.2	(671.6)	640.7
Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	640.6	13.4	658.2	(671.6)	640.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2002
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	10,794.1	—	10,794.1
Less: share of joint ventures	—	—	(276.9)	—	(276.9)

Net sales	—	—	10,517.2	—	10,517.2
Cost of goods sold	—	—	(7,293.5)	—	(7,293.5)

Gross profit	—	—	3,223.7	—	3,223.7
Distribution and administration expenses	0.8	—	(2,209.9)	—	(2,209.1)

Group operating income	0.8	—	1,013.8	—	1,014.6
Share of joint ventures’ operating income	—	—	33.5	—	33.5
Share of subsidiaries’ operating income	993.4	48.6	—	(1,042.0)	—

Operating income excluding goodwill amortization	994.2	48.6	1,047.3	(1,042.0)	1,048.1
Goodwill amortization	—	—	(69.6)	—	(69.6)
Gain on sale of investments and property, plant & equipment	—	—	15.7	—	15.7

Income before interest expense	994.2	48.6	993.4	(1,042.0)	994.2
Interest income	—	149.1	44.5	(149.1)	44.5
Interest expense	—	(153.8)	(171.2)	149.1	(175.9)
Share of joint ventures’ net interest	(7.1)	—	(7.1)	7.1	(7.1)
Share of subsidiaries’ net interest	(131.4)	(6.4)	—	137.8	—

Income before taxes and equity minority shareholders’ interest	855.7	37.5	859.6	(897.1)	855.7
Taxes on income	(226.8)	(15.3)	(227.5)	242.8	(226.8)

Income before equity minority shareholders’ interest	628.9	22.2	632.1	(654.3)	628.9
Equity minority shareholders’ interest	(5.5)	—	(3.8)	3.8	(5.5)

Net income	623.4	22.2	628.3	(650.5)	623.4
Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	623.3	22.2	628.3	(650.5)	623.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2001
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	10,443.5	—	10,443.5
Less: share of joint ventures	—	—	(236.7)	—	(236.7)

Net sales	—	—	10,206.8	—	10,206.8
Cost of goods sold	—	—	(7,023.3)	—	(7,023.3)

Gross profit	—	—	3,183.5	—	3,183.5
Distribution and administration expenses	2.0	—	(2,191.9)	—	(2,189.9)

Group operating income	2.0	—	991.6	—	993.6
Share of joint ventures’ operating income	—	—	26.5	—	26.5
Share of subsidiaries’ operating income	974.2	60.8	—	(1,035.0)	—

Operating income excluding goodwill amortization	976.2	60.8	1,018.1	(1,035.0)	1,020.1
Goodwill amortization	—	—	(60.6)	—	(60.6)
Gain on sale of investments and property, plant & equipment	—	—	16.7	—	16.7

Income before interest expense	976.2	60.8	974.2	(1,035.0)	976.2
Interest income	—	238.9	63.8	(238.9)	63.8
Interest expense	—	(245.1)	(227.3)	238.9	(233.5)
Share of joint ventures’ net interest	(3.6)	—	(3.6)	3.6	(3.6)
Share of subsidiaries’ net interest	(169.7)	(7.4)	—	177.1	—

Income before taxes and equity minority shareholders’ interest	802.9	47.2	807.1	(854.3)	802.9
Taxes on income	(217.0)	(18.9)	(219.1)	238.0	(217.0)

Income before equity minority shareholders’ interest	585.9	28.3	588.0	(616.3)	585.9
Equity minority shareholders’ interest	(3.8)	—	(3.8)	3.8	(3.8)

Net income	582.1	28.3	584.2	(612.5)	582.1
Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	582.0	28.3	584.2	(612.5)	582.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2003
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash (outflow)/inflow from operating activities	(2.9)	18.8	1,380.3	—	1,396.2
Dividends received	—	—	19.4	—	19.4
Returns on investments and servicing of finance
Interest received	—	143.6	36.1	(143.6)	36.1
Interest paid	—	(147.7)	(136.4)	143.6	(140.5)
Finance lease interest paid	—	—	(0.7)	—	(0.7)
Preference dividends paid	(0.1)	—	—	—	(0.1)

	(0.1)	(4.1)	(101.0)	—	(105.2)

Taxation
Irish corporation tax paid	—	—	(19.6)	—	(19.6)
Overseas tax paid	—	—	(83.3)	—	(83.3)

	—	—	(102.9)	—	(102.9)

Capital expenditure
Purchase of property, plant and equipment	—	—	(402.0)	—	(402.0)
Less capital grants received	—	—	0.1	—	0.1

	—	—	(401.9)	—	(401.9)
Proceeds from sale of investments and property, plant and equipment	—	—	77.9	—	77.9

	—	—	(324.0)	—	(324.0)

Acquisitions and disposals
Acquisition of subsidiary undertakings	—	—	(1,439.0)	—	(1,439.0)
Advances from/(to) subsidiary and parent undertakings	107.3	(784.0)	676.7	—	—
Deferred acquisition consideration	—	—	(56.8)	—	(56.8)
Investment in and advances to joint ventures and associates	—	—	(79.5)	—	(79.5)

	107.3	(784.0)	(898.6)	—	(1,575.3)

Dividends paid	(109.9)	—	(12.9)	—	(122.8)

Cash outflow before use of liquid resources and financing	(5.6)	(769.3)	(39.7)	—	(814.6)
Cash (outflow)/inflow from management of liquid resources	(8.0)	(114.7)	233.1	—	110.4
Financing
Issue of shares	13.7	—	—	—	13.7
Increase in term debt	—	884.0	(195.6)	—	688.4
Capital element of finance leases repaid	—	—	(3.1)	—	(3.1)
Expenses paid in respect of share issues	(0.1)	—	—	—	(0.1)

	13.6	884.0	(198.7)	—	698.9

Decrease in cash and demand debt	—	—	(5.3)	—	(5.3)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2002
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash (outflow)/inflow from operating activities	(5.0)	29.2	1,529.3	—	1,553.5
Dividends received	—	—	23.5	—	23.5
Returns on investments and servicing of finance
Interest received	—	149.1	57.7	(149.1)	57.7
Interest paid	—	(153.9)	(178.4)	149.1	(183.2)
Finance lease interest paid	—	—	(0.7)	—	(0.7)
Preference dividends paid	(0.1)	—	—	—	(0.1)

	(0.1)	(4.8)	(121.4)	—	(126.3)

Taxation
Irish corporation tax paid	(0.2)	—	(17.0)	—	(17.2)
Overseas tax paid	—	—	(145.1)	—	(145.1)

	(0.2)	—	(162.1)	—	(162.3)

Capital expenditure
Purchase of property, plant and equipment	—	—	(367.3)	—	(367.3)

	—	—	(367.3)	—	(367.3)
Proceeds from sale of investments and property, plant and equipment	—	—	104.4	—	104.4

	—	—	(262.9)	—	(262.9)

Acquisitions and disposals
Acquisition of subsidiary undertakings	—	—	(793.7)	—	(793.7)
Advances from/(to) subsidiary and parent undertakings	97.0	(942.6)	845.6	—	—
Deferred acquisition consideration	—	—	(80.3)	—	(80.3)
Investment in and advances to joint ventures	—	—	(22.0)	—	(22.0)

	97.0	(942.6)	(50.4)	—	(896.0)

Dividends paid	(100.5)	—	(11.1)	—	(111.6)

Cash (outflow)/inflow before use of liquid resources and financing	(8.8)	(918.2)	944.9	—	17.9
Cash outflow from management of liquid resources	(4.6)	(17.7)	(147.4)	—	(169.7)

Financing
Issue of shares	13.8	—	—	—	13.8
Increase in term debt	—	935.9	(743.4)	—	192.5
Capital element of finance leases repaid	—	—	(5.1)	—	(5.1)
Expenses paid in respect of share issues	(0.4)	—	—	—	(0.4)

	13.4	935.9	(748.5)	—	200.8

Increase in cash and demand debt	—	—	49.0	—	49.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2001
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash (outflow)/inflow from operating activities	(8.7)	(18.0)	1,409.7	—	1,383.0
Dividends received	749.2	—	11.3	(749.2)	11.3
Returns on investments and servicing of finance
Interest received	—	238.9	62.9	(238.9)	62.9
Interest paid	—	(245.1)	(242.1)	238.9	(248.3)
Finance lease interest paid	—	—	(0.5)	—	(0.5)
Preference dividends paid	(0.1)	—	—	—	(0.1)

	(0.1)	(6.2)	(179.7)	—	(186.0)

Taxation
Irish corporation tax paid	(0.4)	—	(14.8)	—	(15.2)
Overseas tax paid	—	—	(63.9)	—	(63.9)

	(0.4)	—	(78.7)	—	(79.1)

Capital expenditure
Purchase of property, plant and equipment	—	—	(452.2)	—	(452.2)
Less: new finance leases	—	—	0.1	—	0.1

	—	—	(452.1)	—	(452.1)
Proceeds from sale of investments and property, plant and equipment	—	—	89.0	—	89.0

	—	—	(363.1)	—	(363.1)

Acquisitions and disposals
Acquisition of subsidiary undertakings	—	(5.7)	(743.0)	—	(748.7)
Advances (to)/from subsidiary and parent undertakings	(1,740.8)	(1,301.1)	3,041.9	—	—
Deferred acquisition consideration	—	—	(77.8)	—	(77.8)
Investment in and advances to joint ventures	—	—	(187.5)	—	(187.5)

	(1,740.8)	(1,306.8)	2,033.6	—	(1,014.0)

Dividends paid	(78.1)	—	(750.0)	749.2	(78.9)

Cash (outflow)/inflow before use of liquid resources and financing	(1,078.9)	(1,331.0)	2,083.1	—	(326.8)
Cash outflow from management of liquid resources	(5.2)	(31.4)	(16.5)	—	(53.1)
Financing
Issue of shares	1,104.7	1,674.9	(1,674.9)	—	1,104.7
Issue of preference shares by a subsidiary to minority shareholders	—	—	109.2	—	109.2
Increase in term debt	—	—	(791.4)	—	(791.4)
Capital element of finance leases repaid	—	—	(6.6)	—	(6.6)
Expenses paid in respect of share issues	(20.6)	—	—	—	(20.6)

	1,084.1	1,674.9	(2,363.7)	—	395.3

Increase/(decrease) in cash and demand debt	—	312.5	(297.1)	—	15.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP

	Year ended December 31, 2003
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Effect on net income

Net income as reported in the Condensed Consolidated Statements of Income	640.6	13.4	658.2	(671.6)	640.6

U.S. GAAP adjustments
Cumulative adjustment on adoption of SFAS 143	(6.5)	—	(6.5)	6.5	(6.5)
Asset retirement obligation – liability accretion and asset depreciation charge	(0.7)	—	(0.7)	0.7	(0.7)
Loss on derivative instruments	(20.0)	—	(20.0)	20.0	(20.0)
Stock-based employee compensation	(5.1)	(0.2)	(4.9)	5.1	(5.1)
Amortization of intangible assets	45.7	—	45.7	(45.7)	45.7
Adjustments due to elimination of revaluation surplus
—depreciation	0.3	—	0.3	(0.3)	0.3
Pensions	(15.7)	—	(15.7)	15.7	(15.7)
Amortization of debt issue expenses	(0.3)	—	(0.3)	0.3	(0.3)
Deferred taxation and mineral reserves
—temporary differences	3.5	—	3.5	(3.5)	3.5
—uplift in mineral reserves	(8.2)	—	(8.2)	8.2	(8.2)

Net income attributable to ordinary shareholders under U.S. GAAP	633.6	13.2	651.4	(664.6)	633.6

	Year ended December 31, 2002
Net income as reported in the Condensed Consolidated Statements of Income	623.3	22.2	628.3	(650.5)	623.3

U.S. GAAP adjustments
Loss on derivative instruments	11.5	—	11.5	(11.5)	11.5
Stock-based employee compensation	19.4	0.9	18.5	(19.4)	19.4
Amortization of intangible assets	41.4	—	41.4	(41.4)	41.4
Adjustments due to elimination of revaluation surplus
—depreciation	0.4	—	0.4	(0.4)	0.4
Pensions	15.5	—	15.5	(15.5)	15.5
Amortization of debt issue expenses	(0.4)	—	(0.4)	0.4	(0.4)
Deferred taxation and mineral reserves
—temporary differences	3.5	—	3.5	(3.5)	3.5
—uplift in mineral reserves	(9.2)	—	(9.2)	9.2	(9.2)

Net income attributable to ordinary shareholders under U.S. GAAP	705.4	23.1	709.5	(732.6)	705.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP

	Year ended December 31, 2001
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Effect on net income

Net income as reported in the Condensed Consolidated Statements of Income	582.0	28.3	584.2	(612.5)	582.0

U.S. GAAP adjustments
Cumulative adjustment on adoption of SFAS 133	(16.9)	—	(16.9)	16.9	(16.9)
Loss on derivative instruments	(8.2)	—	(8.2)	8.2	(8.2)
Stock-based employee compensation	(19.6)	(1.2)	(18.4)	19.6	(19.6)
Amortization of intangible assets	(8.3)	—	(8.3)	8.3	(8.3)
Adjustment due to gain on sale—primarily Vebofoam	0.8	—	0.8	(0.8)	0.8
Adjustments due to elimination of revaluation surplus
—depreciation	0.4	—	0.4	(0.4)	0.4
—gains on sale	0.8	—	0.8	(0.8)	0.8
Pensions	22.1	—	22.1	(22.1)	22.1
Amortization of debt issue expenses	0.1	—	0.1	(0.1)	0.1
Deferred taxation and mineral reserves
—temporary differences	6.3	—	6.3	(6.3)	6.3
—uplift in mineral reserves	(8.8)	—	(8.8)	8.8	(8.8)

Net income attributable to ordinary shareholders under U.S. GAAP	550.7	27.1	554.1	(581.2)	550.7

Cumulative effect on shareholder’s equity as at December 31, 2003

Shareholders’ equity as reported in the Consolidated Balance Sheets	4,758.9	1,392.3	4,627.1	(6,019.4)	4,758.9

U.S. GAAP adjustments
SFAS 143—net adjustments for asset retirement obligations	(10.2)	—	(10.2)	10.2	(10.2)
Hedging instruments—fair value adjustments	(3.3)	—	(3.3)	3.3	(3.3)
Goodwill	418.8	—	418.8	(418.8)	418.8
Elimination of revaluation surplus	(28.5)	—	(28.5)	28.5	(28.5)
Deferred taxation and mineral reserves
—temporary differences	(360.9)	—	(360.9)	360.9	(360.9)
—unamortized cumulative uplift in mineral reserves	276.2	—	276.2	(276.2)	276.2
Pensions	120.1	—	120.1	(120.1)	120.1
Debt issue expenses prepaid	1.6	—	1.6	(1.6)	1.6
Proposed dividends	105.0	—	105.0	(105.0)	105.0

Shareholders’ equity under U.S. GAAP	5,277.7	1,392.3	5,145.9	(6,538.2)	5,277.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Cumulative effect on shareholder’s equity as at December 31, 2002

Shareholders’ equity as reported in the Consolidated Balance Sheets	4,747.9	1,662.4	4,211.6	(5,874.0)	4,747.9

U.S. GAAP adjustments
Hedging instruments—fair value adjustments	(2.0)	—	(2.0)	2.0	(2.0)
Goodwill	379.3	—	379.3	(379.3)	379.3
Elimination of revaluation surplus	(28.9)	—	(28.9)	28.9	(28.9)
Deferred taxation and mineral reserves
—temporary differences	(336.4)	—	(336.4)	336.4	(336.4)
—unamortized cumulative uplift in mineral reserves	278.2	—	278.2	(278.2)	278.2
Pensions	129.4	—	129.4	(129.4)	129.4
Debt issue expenses prepaid	2.3	—	2.3	(2.3)	2.3
Proposed dividends	94.2	—	94.2	(94.2)	94.2
Other investments	8.3	—	8.3	(8.3)	8.3

Shareholders’ equity under U.S. GAAP	5,272.3	1,662.4	4,736.0	(6,398.4)	5,272.3

SCHEDULE II

CRH plc AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Translation Adjustment	Balance at end of period
			(a)	(b)
	(€m)
2003

Doubtful debts	92.8	27.5	(2.8)	(16.7)	(9.4)	91.4

2002

Doubtful debts	103.8	27.2	(2.5)	(25.4)	(10.3)	92.8

2001

Doubtful debts	81.7	32.8	(2.1)	(9.8)	1.2	103.8

(a)	Amounts recovered during the year.
(b)	Amounts written-off.

S-1