Form 20-F
period 2004-12-31
CRH PUBLIC LTD CO
filed 2005-06-29
CIK 849395

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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

Ordinary Shares of €0.32 each	532,598,463
Income Shares of €0.02 each*	532,598,463
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

*	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, among other statements, certain statements in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends and statements in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information —Risk Factors” and in “Item 5—Operating and Financial Review and Prospects”.

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

The selected consolidated financial data for the five years ended December 31, 2004, have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report.

CRH’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which are consistent with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) but which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). A summary of the significant differences between Irish GAAP and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity, is set forth in Note 31 of Notes to Consolidated Financial Statements.

As part of the European Commission’s plan to develop a single European capital market, the application of International Financial Reporting Standards (“IFRS”) is mandatory for the consolidated financial statements of all listed European Union companies for reporting periods beginning on or after January 1, 2005. The Regulation passed by the European Union requires that IFRS-compliant financial statements be produced by CRH for the financial periods ending June 30, 2005 and December 31, 2005 and that those financial statements contain a full set of disclosures for the comparative periods in 2004. Under this Regulation January 1 2004 is the transition date to IFRS for CRH—see “Item 5—Operating and Financial Review and Prospects—New Accounting Standards”.

CONSOLIDATED INCOME STATEMENT DATA

	Year ended December 31
	2004 (a)	2004	2003	2002	2001	2000
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions, except per share data and ratios)
Amounts in accordance with Irish GAAP
Net sales, including share of joint ventures	15,550.3	12,819.7	11,079.8	10,794.1	10,443.5	8,869.8
Operating income, excluding goodwill amortization (b)	1,512.6	1,247.0	1,044.7	1,048.1	1,020.1	918.5
Income before interest expense, including share of joint ventures and associates	1,403.3	1,156.9	982.2	994.2	976.2	887.6
Income before tax and equity minority shareholders’ interest	1,233.6	1,017.0	864.2	855.7	802.9	696.7
Taxes on income	299.7	247.1	217.6	226.8	217.0	193.7
Net income attributable to ordinary shareholders	924.3	762.0	640.6	623.3	582.0	498.3
Operating income as a percentage of net sales	9.7%	9.7%	9.4%	9.7%	9.8%	10.4%
Net income per Ordinary Share (c)	174.6c	143.9c	121.9c	119.2c	115.3c	113.8c
Diluted net income per Ordinary Share (c)	173.2c	142.8c	120.6c	118.6c	114.3c	112.0c
Dividends per Ordinary Share outstanding (c)	40.0c	33.00c	28.10c	25.40c	23.00c	20.77c
Average number of Ordinary Shares outstanding (c)	529.5	529.5	525.7	522.8	504.7	437.9
Ratio of earnings to fixed charges (times) (d)	5.5	5.5	5.2	4.6	3.8	3.3

Amounts in accordance with U.S. GAAP
Net sales, including share of joint ventures	15,550.3	12,819.7	11,079.8	10,794.1	10,443.5	8,869.8
Operating income, excluding goodwill amortization	1,402.2	1,156.0	979.6	1,055.8	1,005.9	934.6
Net income attributable to ordinary shareholders	946.1	780.0	633.6	705.4	550.7	503.7
Net income per Ordinary Share (c)	178.7c	147.3c	120.6c	134.9c	109.1c	115.0c
Diluted net income per Ordinary Share (c)	177.2c	146.1c	119.3c	134.2c	108.1c	113.2c
Dividends per Ordinary Share outstanding (c)	35.8c	29.50c	26.17c	23.68c	21.42c	18.95c
Average number of Ordinary Shares outstanding (c)	529.5	529.5	525.7	522.8	504.7	437.9
Ratio of earnings to fixed charges (times) (d)	5.6	5.6	5.3	5.0	3.7	3.4

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.213 (the dividend rate at June 22, 2005).
(b)	Operating income, excluding goodwill amortization is shown before gain on sale of property, plant and equipment, net interest expense and taxes on income.
(c)	Net income per Ordinary Share, diluted net income per Ordinary Share, dividends per Ordinary Share and number of shares have been adjusted for the year 2000 for the bonus element of the March 2001 Rights Issue. The 2000 net income per Ordinary share figure is calculated by applying the factor 1.0978 to the average number of shares reported in 2000 in order to adjust for the bonus element of the Rights Issue.
(d)	The ratio of earnings to fixed charges of CRH plc was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; and distributed income of equity investees. The fixed charges were calculated by adding interest expense; discounts and expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.

CONSOLIDATED BALANCE SHEET DATA

	As at December 31
	2004 (a)	2004	2003	2002	2001	2000
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions, except debt ratio)
Amounts in accordance with Irish GAAP
Intangible assets—goodwill	1,751.0	1,443.5	1,474.5	1,154.1	1,153.5	954.6
Property, plant and equipment	6,453.0	5,319.9	5,145.4	5,004.4	5,150.5	4,550.9
Investments	852.0	702.4	348.7	274.8	315.8	104.0
Net current assets (b)	1,508.6	1,243.7	1,116.2	1,078.4	1,039.8	915.1
Net assets	6,429.4	5,300.4	4,849.5	4,858.8	4,870.5	3,110.8
Total assets	14,395.4	11,867.6	11,065.4	10,555.9	10,778.2	9,410.1
Long-term debt	4,064.9	3,351.1	3,095.8	3,010.3	2,853.5	2,910.2
Net debt (c)	2,960.6	2,440.7	2,308.1	1,709.9	1,893.7	2,619.8
Ordinary shareholders’ equity	6,327.7	5,216.6	4,757.7	4,746.7	4,734.2	3,073.9
Debt ratio (d)	46.8%	46.8%	48.5%	36.0%	40.0%	85.2%
Capital stock	219.6	181.0	179.3	178.2	177.3	140.9
Number of Ordinary Shares at December 31 (e)	532.6	532.6	527.5	524.2	521.4	455.0

Amounts in accordance with U.S. GAAP
Net assets	7,116.5	5,866.9	5,368.3	5,383.2	5,380.2	3,601.6
Total assets	15,261.5	12,581.6	11,803.1	11,344.1	11,405.7	9,865.7
Ordinary shareholders’ equity	7,014.9	5,783.1	5,276.5	5,271.1	5,243.9	3,564.7
Capital stock	219.6	181.0	179.3	178.2	177.3	140.9

OTHER DATA
	Year ended December 31,
	2004 (a)	2004	2003	2002	2001	2000
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
	(Amounts in millions)
Expenditure on acquisitions and investments	1,118.1	921.8	1,615.3	991.8	1,080.1	1,605.1
Expenditure on property, plant and equipment	631.0	520.2	402.0	367.4	452.3	429.5

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.213 (the dividend rate at June 22, 2005).
(b)	Net current assets comprise accounts receivable, prepayments and inventories less accounts payable and accrued liabilities.
(c)	Net debt is calculated as the sum of long-term debt and bank loans and overdrafts, less cash.
(d)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.
(e)	Net income per Ordinary Share, diluted net income per Ordinary Share, dividends per Ordinary Share and number of shares have been adjusted for the year 2000 for the bonus element of the March 2001 Rights Issue (see Note (c) on page 3).

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

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of euro into U.S. dollars have been made at €1 equal to U.S. $1.3538, the noon buying rate in New York City for cable transfers in euro on December 31, 2004 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On June 22, 2005, the Noon Buying Rate was €1 = U.S.$1.213.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period Noon Buying Rates in U.S. dollars per €1 (to the nearest cent).

Years ended December 31	Period End	Average Rate*	High	Low
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.07
2004	1.35	1.25	1.36	1.18
2005 (through June 22, 2005)	1.21	1.29	1.35	1.20

Month
December 2004	1.35	1.34	1.36	1.32
January 2005	1.30	1.31	1.35	1.30
February 2005	1.33	1.30	1.33	1.28
March 2005	1.30	1.32	1.35	1.29
April 2005	1.29	1.29	1.31	1.28
May 2005	1.23	1.27	1.29	1.23
June 2005 (through June 22, 2005)	1.21	1.22	1.23	1.20

*	The average of the Noon Buying Rates on the last day of each month during the period or in the case of monthly averages, the average of all days in the month.

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

Dividends

The following table sets forth the amounts of interim, final and total dividends paid in euro cent per Ordinary Share in respect of each fiscal year indicated. Each amount represents the actual dividend paid or payable and does not include the associated tax credits related to such payment.

Solely for convenience of the reader, these dividends have been translated into U.S. cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) at the rate on each of the respective payment dates. Prior to August 24, 1998, each ADS represented five Ordinary Shares.

	euro cents per ordinary share (a)			Translated into U.S. cents per ADS (a)
Years ended December 31	Interim	Final	Total	Interim	Final	Total
2000	6.10	14.67	20.77	5.26	13.79	19.05
2001	6.75	16.25	23.00	6.03	14.80	20.83
2002	7.43	17.97	25.40	7.53	18.84	26.37
2003	8.20	19.90	28.10	9.43	25.07	34.50
2004	9.60	23.40	33.00	12.42	31.68	44.10

(a)	Dividend amounts for 2000 have been adjusted for the bonus element of the March 2001 Rights Issue.

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

Group financial performance is closely tied to the performance of the housing, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by a series of factors that are beyond Group control, including:

•	the performance of national economies in the 24 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates; for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•	the allocation of government funding for public infrastructure programs, such as the development of highways in the United States under the Transportation Equity Act for the 21st Century (TEA-21) and its successor, and the National Development Plan in Ireland;

•	the level of demand for construction materials and services; and

•	the price of fuel and principal raw materials such as bitumen, steel and polystyrene bead.

The onset of a cycle of reduced economic growth in the countries in which CRH has significant operations or the implementation of unfavorable governmental policies could adversely affect Group revenues and operating margins.

CRH has significant operations in the United States and Europe and a possible deterioration of macro-economic conditions in these regions could have a material negative impact on Group operating results. Moreover, a U.S. or an EU economic slowdown may have negative implications for the economies of other markets in which CRH operates. TEA-21, the U.S. Federal funding program for transportation which was due to expire in September 2003, has been extended to end-June 2005, while negotiation continues between the U.S. Congress and the Administration on a proposed new six-year plan. To the extent government funding through governmental infrastructure programs is decreased or terminated as a result of such macroeconomic developments, Group revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programs.

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

CRH continually faces competition in the markets in which Group companies operate. The competitive environment in which the Group operates can be significantly affected by local factors, such as the number of competitors, production capacity, economic conditions and product demand in the local market. In several markets, downward pricing pressures are experienced from time to time as a result of competitive pressures and the Group is not always able quickly to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices.

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

CRH expects that its employees comply with a code of conduct that involves best practice in relation to these matters but cannot guarantee that its operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial conditions or results of operations.

Because many of the Group’s subsidiaries operate in a currency other than the euro, adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

Prior to January 1, 1999, Group financial statements were published in Irish Pounds. Since January 1, 1999, Group financial statements have been prepared exclusively in euro. However, a significant portion of Group revenues and expenses originates in currencies other than the euro, primarily in U.S. dollars, pounds sterling, Swiss francs and Polish zloties. For the year ended December 31, 2004, approximately 65% of Group shareholders’ funds were denominated in currencies other than the euro, predominantly the U.S. dollar (49%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro, may impact the Group’s reported results. It is the

Group’s policy partially to hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s financial statements for the year ended December 31, 2004 see “Item 5—Operating and Financial Review and Prospects”.

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

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Acquisitions in recent years have generated substantial goodwill. Additional goodwill may arise as a result of further acquisitions. CRH’s current policy under Irish GAAP is to amortize goodwill accumulated since January 1, 1998 over 20 years (see statement of accounting policies on page F-8 and also Note 31 (iv) on page F-48). However, under U.S. GAAP Statement of Financial Accounting Standards (“SFAS”) SFAS 142 “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001, goodwill and indefinite-lived intangible assets are no longer amortized but are subject to annual impairment tests in accordance with the Statement. For the purposes of the U.S. GAAP reconciliation in Note 31 to the financial statements, the Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2003 and 2004 impairment tests indicated that no impairment had occurred.

In 2005, the application of IFRS is mandatory for the consolidated financial statements of all listed European Union companies for reporting periods beginning on or after January 1, 2005. The IFRS treatment of goodwill is similar to SFAS 142, and accordingly with effect from its 2005 annual report, goodwill will no longer be charged in the Group’s income statement but will be offset to some extent by the recognition and amortization of intangible assets arising on acquisitions deemed separable from goodwill.

Goodwill does not affect cash flow. However, a full write-down of goodwill at December 31, 2004 would have resulted in a charge to income and reduction in equity of €1,732.8 million under U.S. GAAP and €1,443.5 million under Irish GAAP.

CRH has incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH’s business activities.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition program. As of December 31, 2004, CRH had outstanding net indebtedness of €2,440.7 million. A significant portion of CRH’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments.

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

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is one of the top three companies, based on market capitalization, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and on The NASDAQ National Market in the United States. The market capitalization of CRH as of December 31, 2004 was €10.5 billion.

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

The Company is incorporated in the Republic of Ireland. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: 353-1-404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its U.S. agent is Oldcastle Inc., 375 Northridge Road, Atlanta, Georgia 30350. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates.

From the Group headquarters, a small team of executives exercises strategic control over decentralized operations in the Republic of Ireland, Britain & Northern Ireland, Mainland Europe and the Americas. The Group employs a total of approximately 60,000 people worldwide.

For Irish GAAP reporting purposes, the Group’s activities fall into three reporting business segments: Materials, Products and Distribution. The activities of the various segments are briefly described as follows:

•	Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

•	Products businesses are involved in the production of concrete products and a range of construction-related products and services.

•	Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and of materials and products for the DIY market.

	2004		2003		2002
Share of net sales and operating income	Net sales	Operating income	Net sales	Operating income	Net sales	Operating income
Materials	40%	50%	43%	54%	47%	57%
Products	37%	35%	36%	35%	34%	34%
Distribution	23%	15%	21%	11%	19%	9%

Total	100%	100%	100%	100%	100%	100%

Note 31 of Notes to Consolidated Financial Statements (pages F-65 to F-68) shows for CRH’s last three fiscal years the segmental disclosures required under U.S. GAAP.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregate and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials, with activities spread across 24 countries in Europe and The Americas.

Geographic and Product Spread

Activities—Annualized production volumes (CRH share)

Primary materials	Americas	Europe
Cement—12.6 million tons		Finland, Ireland, Poland, Portugal (49%), Switzerland, Tunisia (49%), Ukraine
Aggregates—208.9 million tons	United States (27 states)	Estonia, Finland, Ireland, Latvia, Poland, Portugal (49%), Spain, Switzerland
Asphalt & surfacing—38.2 million tons	United States (24 states)	Finland, Ireland, Poland, Switzerland
Readymixed concrete—17.4 million cubic meters	United States (14 states)	Estonia, Finland, Ireland, Latvia, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%)
Agricultural & chemical lime—1.4 million tons		Ireland, Poland, Switzerland

Value-added building products
Precast concrete products—7.0 million tons	Canada, United States (23 states)	Belgium, Denmark, Finland, France, Ireland, Netherlands, Poland, Spain, Tunisia (49%)
Other concrete products*—26.9 million tons	Argentina, Canada, United States (34 states)	Belgium, Estonia, Finland, France, Germany, Ireland, Netherlands, Poland, Portugal (49%), Slovakia, Spain, Tunisia (49%), UK
Clay bricks, pavers & tiles—4.5 million tons	Argentina, United States (7 states)	Ireland, Germany, Netherlands, Poland, UK
Insulation products—5.8 million cubic meters		Belgium, Denmark, Estonia, Finland, Germany, Ireland, Netherlands, Poland, Sweden, UK
Security gates & fencing—2.0 million lineal meters		Belgium, France, Germany, Netherlands, Poland, UK
Glass fabrication & rooflights—15.2 million square meters	Argentina, Canada, Chile, United States (22 states)	Belgium, Germany, Ireland, Netherlands, UK

Distribution
DIY—149 stores		Belgium, Netherlands, Portugal
Builders merchants—356 stores	United States (26 states)	France, Netherlands, Switzerland

*	includes block, masonry, patio products, pavers, prepackaged concrete mixes, rooftiles, and sand-lime elements and bricks
**	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Strategy

A federal Group organised for growth

CRH is divided into four regionally focused Divisions: Europe Materials, Europe Products & Distribution, Americas Materials and Americas Products & Distribution, supported by a lean Group centre.

Within these Divisions:

•	experienced operational management are given a high degree of individual responsibility

•	local autonomy, within Group guidelines and controls, helps accommodate national and cultural needs and capitalise on local market knowledge

•	the Group’s size and structure is leveraged to drive margin improvement and earnings growth

•	product-based best practice teams promote performance improvement through the sharing of experience, technologies and ideas

A tried and tested development strategy

CRH was founded in 1970 following the merger of two major Irish companies; Irish Cement and Roadstone. Shortly afterwards, the Board set a clear strategy for the development of the Group which, while it has evolved over the years, is still broadly applicable.

This strategy involves:

•	sticking to core businesses in building materials and developing regional market leadership positions

•	re-investing in existing assets and people to be the low cost market leader

•	gaining exposure to new development opportunities which create horizons for future growth

•	negotiating deals that meet sellers’ and CRH’s needs

•	implementation by devolved development teams reporting to regional and product group managers

•	a rigorous approach to the evaluation, approval and subsequent performance review of all projects

A focus on measured performance and growth

CRH has twin imperatives—to perform and to grow. Throughout the Group, businesses are required to deliver performance by achieving a targeted return on capital employed thereby earning the right to grow.

•	key performance metrics are understood and consistently applied across the Group

•	financial control is exercised through a rigorous annual budgeting process and timely monthly reporting

•	monthly results are vetted by Divisional management and critically reviewed at Group headquarters

•	full-year performance is regularly re-forecast under prudent accounting policies

•	best practice initiatives in production, distribution and administration are benchmarked against quantified targets

Growth is achieved:

•	through investing in new capacity

•	from developing new products and markets

•	by acquiring and growing mid-sized companies, augmented from time to time with larger deals

An experienced management team

CRH has a highly experienced management team and the development of talented successors is a priority for all managers. Regular formal reviews of management development strategy are carried out by each Division with guidance and support provided by the Group Human Resources function.

Managers come from three broadly different streams, comprising:

•	internally developed operating managers who have the ambition and room to grow

•	highly qualified finance and development professionals, business builders with vision

•	owner-entrepreneurs who have joined with their companies and question the status quo

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

•	there is potential for a high proportion of compensation to be variable

•	share options are granted to key managers to encourage identification with shareholders’ long-term interests

•	employee share participation and savings-related share option schemes create a community of interest among different regions and nationalities

A responsible corporate citizen

CRH’s strategic vision is to be an international leader in building materials delivering superior performance and growth. Corporate responsibility is a core element of this vision.

CRH strives to:

•	ensure that its businesses operate in an environmentally responsible manner

•	be a responsible employer achieving best practice and international standards of health and safety throughout all of the Group’s businesses

•	be a responsible neighbor and a responsible member of the local communities within which the Group operates

•	ensure that its business is conducted in an ethical and proper manner

•	ensure that the Group communicates effectively, coherently and in a timely manner with all of its key stakeholder groups

A balanced business

Regional and product balance

CRH manages the effect of varying economic conditions by a balance in its geographic presence and between primary materials and building products.

	2004		2003		2002
	Net sales	Operating income	Net sales	Operating income	Net sales	Operating income
Americas Materials	22%	22%	25%	28%	29%	32%
Americas Products & Distribution	27%	26%	29%	26%	30%	28%
Europe Materials	18%	27%	18%	26%	18%	25%
Europe Products & Distribution	33%	25%	28%	20%	23%	15%

Total	100%	100%	100%	100%	100%	100%

Sectoral balance

Within each geographic region, CRH seeks to reduce the effects of varying demand levels across building and construction sectors by maintaining a balanced portfolio of products.

Product end-use	2004	2003	2002
Residential	45%	40%	40%
Non-residential	30%	30%	30%
Infrastructure	25%	30%	30%

Total	100%	100%	100%

Product end-use	2004	2003	2002
New Construction	55%	55%	55%
Repair, Maintenance & Improvement (“RMI”)	45%	45%	45%

Total	100%	100%	100%

•	Residential—construction and repair, maintenance and improvement of homes.
•	Non-residential—primarily construction of industrial, municipal, retail and office buildings.
•	Infrastructure—primarily construction and repair of roads and products for use in telecommunication, energy and water facilities.

General Development of the Business

In the early and mid-1970s, over 85% of CRH’s income was earned in the Republic of Ireland. The Group’s overseas interests during this period comprised Forticrete Limited, a small Liverpool-based (England) concrete products company and Van Neerbos Beheer bv, a Dutch-based builders merchant with a small manufacturing division and one DIY store. A strategic decision was taken in 1977 to invest in familiar business sectors overseas and to develop the existing overseas operations with a view to spreading risks and opportunities more broadly. Between 1978 and June 2005, approximately €10.3 billion has been spent by the Group in acquiring and investing in 516 companies, and the Group now has operations at over 2,100 locations in 24 countries. The major acquisitions and investments made by the Group during the three years ended December 31, 2004, 2003 and 2002 are listed below.

Companies acquired (€ million)	2004	2003	2002
The EHL Group			154.5
Certain assets of U.S. Aggregates in Idaho, Utah and Alabama			128.5
Anchor Concrete Products in New Jersey			75.4
Cementbouw Handel & Industrie in the Netherlands		717.0
S.E Johnson in Ohio		202.2
Secil investment in Portugal	328.7
Other 2004, 2003 and 2002 acquisitions/investments	593.1	696.1	633.4

Gross cost of acquisitions and investments	921.8	1,615.3	991.8

Business Overview

Contributions to Sales and Income before Interest Expense

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution, and two in The Americas: Materials in the United States and Products & Distribution in the United States, Canada, Chile and Argentina. These four divisions are comprised of a total of seven reportable segments (within the meaning of SFAS 131; see Segmental Analysis—Information required by SFAS 131 on pages F-65 to F-68) as set out below:

Division	Reportable Segments
Americas Materials	Materials
Americas Products & Distribution	Products Distribution
Europe Materials	Republic of Ireland Other
Europe Products & Distribution	Products Distribution

The percentage of Group sales and operating income for each of the four Divisions for 2004, 2003 and 2002 is shown in the table on page 14. Note 2 of Notes to Consolidated Financial Statements shows the information required under Irish GAAP for CRH’s last three fiscal years (a) a geographical analysis of total net sales and operating income before interest expense by market, and (b) total net sales and operating income before interest expense attributable to the three main classes of business, together with certain additional information relating to each class of business and geographical area.

Note 31 of Notes to Consolidated Financial Statements (pages F-65 to F-68) shows for CRH’s last three fiscal years the segmental disclosures required by U.S. GAAP for the seven reportable segments shown above.

Business Operations in Americas Materials

The Americas Materials Division is organized into four principal regional groups with operations in New England; New York and New Jersey; in the West from Washington on the Pacific coast across to Iowa and down to New Mexico and in the Central region encompassing operations in Michigan, Ohio, West Virginia, Pennsylvania, Delaware and Alabama. The Division employs 13,800 people at over 650 locations.

Products and services	Location	Annualized volumes
Aggregates	U.S.	134.8 million tons
Asphalt	U.S.	34.0 million tons
Readymixed concrete	U.S.	5.9 million cubic meters

Product end-use
Residential	15%
Non-residential	20%
Infrastructure	65%

Total	100%

Product end-use
New Construction	30%
Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of approximately 2.7 billion tons based on 2004 production.

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

New England

•	Further vertical integration of operations in New Hampshire, Maine and Vermont

•	Expand our readymixed operations

New York/New Jersey

•	Expansion through acquisitions which are complementary to our existing New Jersey businesses

•	Improve our bitumen winter inventory storage capacity

Central

•	Continued vertical integration of our operations in Michigan, Ohio and West Virginia through selective materials acquisitions

•	Seek add-on acquisitions and greenfield opportunities to augment our strong positions in Pennsylvania and Delaware

West

•	Continue to consolidate our vertically integrated positions in the mountain regions with selective add-on acquisitions

•	Develop new opportunities in the Northwest, Iowa and the upper Midwest

Business Operations in Americas Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a presence in Canada and South America. This Division is comprised of two reportable segments, Products and Distribution.

Products

This segment comprises four groups: Architectural Products, Precast and Glass, each with local and national market positions in North America, and South America where CRH is a major producer of clay products in Argentina and has glass tempering operations in Argentina and Chile. The Products segment employs approximately 15,000 people in over 300 locations.

Products and services	Location	Annualized volumes
Precast concrete products	Canada, U.S.	2.3 million tons
Prepackaged concrete mixes	U.S.	1.8 million tons
Concrete masonry, pavers, rooftiles	Canada, U.S.	8.9 million tons
Clay bricks, pavers, tiles	Argentina, U.S.	1.6 million tons
Glass fabrication	Argentina, Canada, Chile, U.S.	14.1 million square meters

Product end-use
Residential	43%
Non-residential	40%
Infrastructure	17%

Total	100%

Product end-use
New Construction	60%
Repair, Maintenance & Improvement (“RMI”)	40%

Total	100%

Architectural Products group (“APG”).    APG, which is a large North American producer of concrete block, masonry, hardscape and roofing products, prepackaged concrete mixes and lightweight aggregates, services the U.S. and eastern Canada from 190 locations in 35 states and two Canadian provinces.

APG’s concrete masonry and roofing products are used for cladding and foundations in both residential and non-residential construction. Hardscape products include interlocking pavers, flags and retaining walls which are used in residential and non-residential construction as well as in streets and highways. The residential and non-residential sectors combined account for over 75% of APG’s output. A significant proportion of APG’s output is used in the RMI and DIY sectors.

Patio and paving products are marketed under the Oldcastle™ and Durascape® brand to major DIY and homecenter chains across the United States. Cementitious dry-mixes, marketed under the Sakrete® brand, and lightweight aggregate are also important product lines. Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

APG also includes Glen-Gery Corporation, a clay brick producer with an annual capacity of over 500 million bricks, operating 10 brick plants located primarily in the northeast and midwest regions of the United States.

Precast group.    The Precast group produces precast, prestressed and polymer concrete and concrete pipe in the U.S. and Canada with 68 locations in 23 states and eastern Canada.

The most significant individual precast concrete product is the underground vault sold principally to utility companies such as water, electrical and telephone utilities. Other important precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins. Street and highway products such as median barriers, culverts and short span bridges and precast flooring in the Northeast round out the main product lines. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product.

In the northeast, the Building Systems division manufactures and installs prestressed concrete plank and other products. These products are used mainly in structures such as hotels, apartments, prisons, parking garages and bridges.

Concrete pipe is used for storm and sanitary sewer applications, which are largely local government projects. Competing materials include corrugated steel pipe and high-density polyethylene pipe in storm sewer applications and plastic pipe in sanitary sewer applications.

Glass group.    The Glass group is a producer of monolithic tempered glass, double-glazed units for commercial and residential applications, laminated glass, entrance and glass-wall systems and silk-screened and spandrel glass. The group delivers to 48 of the top 50 MSA’s (Metropolitan Statistical Areas) in the U.S. and four Canadian provinces. It has 45 locations in 22 states and four Canadian provinces.

Tempered glass is a building product with major applications in the RMI construction sector, and has a growing range of specialty uses in furniture, appliances, marine windows and in a wide range of architectural applications. The product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colors and qualities. In 2004, the Glass group produced 14.1 million square meters of glass products.

The Glass groups’ major customers are glazing contractors, manufacturers of shower/bath enclosures, window and door manufacturers and glass distributors. The major raw material, annealed glass, is purchased from a number of major glass producers. The Glass Group has a strong focus on operational best practices and continuous cost control to minimize the impact of raw material increases.

South America.    CRH’s subsidiary in Argentina, Canteras Cerro Negro (“CCN”) is a producer of clay roof, wall and floor tiles, and services the Argentine market from two state-of-the-art production facilities at Olavarria, 350km south of Buenos Aires.

During 1999, the group purchased 50% of Vidrios Dell Orto, a glass fabricator in Chile; this shareholding was increased to 80% in 2002 and a further 19.9% was purchased in May 2004. CRH acquired Superglass, a glass temperer in Argentina, in late 1999.

Development strategy

The strategy for Americas—Products is to expand current strong positions in all product groups through acquisition and appropriate greenfield development, using scale, best practices and product/process innovation to create competitive advantage and to improve margins in the face of rising input costs.

Architectural Products

•	Develop and grow strong regional positions in masonry and related products

•	Grow retail platform with a complementary array of garden, patio products and building products and anticipate customers’ expansion with greenfield investments

•	Increase penetration of the professional hardscape market through the Belgard® product line and segmental retaining walls

Precast

•	In-fill geographic coverage in the U.S. and Canada through acquisition or construction of new facilities

•	Pursue new product and new region opportunities

Glass

•	Expansion of existing markets through new products, services and regions

•	Focus on technology upgrades, cost control, organic growth and better customer service

South America

•	Use upgraded manufacturing capabilities for cost efficiency and product development

•	Continue to expand export business

•	Expand with selective acquisitions as regional economies improve

Distribution

Products and services	Location	Number of branches
Roofing, siding & related products	U.S.	124 branches

Product end-use
Residential	60%
Non-residential	40%

Total	100%

Product end-use
New Construction	30%
Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%

The Distribution group operates as Allied Building Products (“Allied”). Allied is a distributor of roofing and siding products to residential and also to commercial roofing and siding contractors with an emphasis on replacement projects. It employs approximately 2,800 people at 124 branches in 26 states. In major metropolitan areas, principally New York, Denver and Boston, it also distributes gypsum board and acoustical tile and grid (“Interior Products”) to upscale commercial/office refurbishment projects.

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

Development strategy

The strategy for Americas Distribution is to leverage IT investment and infrastructure to continue improving the existing business, growing by acquisition and the opening of new branches in major metropolitan areas.

Business Operations in Europe Materials

The Materials Division in Europe is a producer of primary materials and value-added manufactured products operating in 13 countries. This Division is comprised of two reportable segments based on geographic split, Republic of Ireland and the rest of Europe, or Other.

Republic of Ireland

In Ireland, the Division produces cement, aggregates, asphalt, and readymixed concrete. In total the Republic of Ireland segment employs approximately 2,400 people at over 90 locations.

Products and services	Location	Annualized volumes

Cement	Ireland	2.7 million tons

Aggregates	Ireland	29.9 million tons

Asphalt	Ireland	2.6 million tons

Readymixed concrete	Ireland	2.4 million cubic meters

Agricultural & chemical lime	Ireland	0.6 million tons

Concrete products	Ireland	3.5 million tons

Product end-use
Residential	45%
Non-residential	30%
Infrastructure	25%

Total	100%

Product end-use
New Construction	80%
Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%

Irish Cement Through Irish Cement, CRH is the largest supplier and producer of cement in the Republic of Ireland. Irish Cement sales in 2004 accounted for approximately 60% of cement market demand in the whole island of Ireland.

Irish Cement operates two cement plants, one at Platin, north of Dublin, and one in Limerick in the southwest of the country, with a total annual production capacity of 2.5 million tons of clinker. Capacity utilization was high at both plants in 2004. The plants employ modern technology and are equipped with raw grinding mills, finish grinding mills, environmentally protective dust collection systems, storage facilities and energy-efficient dry process kilns. All kilns have the ability to burn coal, petroleum coke or fuel oil and are currently fired using a mix of coal and petroleum coke. Coal and petroleum coke supplies are readily available.

Cement is manufactured by burning crushed limestone and shale, obtained from Irish Cement’s own quarries, at very high temperatures to form “clinker”. After it has cooled, clinker is ground into a fine powder, which is the principal binding agent in concrete and other cement products. Customers primarily comprise concrete producers and merchants supplying construction contractors and others.

Sales to other CRH subsidiaries accounted for approximately 30% of Irish Cement’s sales in the Republic of Ireland in 2004, with the next five largest customers accounting for approximately 30%. Competition comes principally from three cement plants, two in the Irish Republic and a third plant near Belfast. Irish Cement’s results are influenced primarily by the level of construction activity in the Republic of Ireland.

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

Europe Materials—Other

The Europe Materials—Other segment comprises manufacturing facilities in Estonia, Finland, Israel, Latvia, Northern Ireland, Poland, Russia, Spain, Switzerland, Portugal, Tunisia and Ukraine which produce a range of building products including cement, aggregates, asphalt and concrete products.

In total, the Europe Materials—Other segment employs approximately 7,700 people at over 310 locations.

Products and services	Location	Annualized volumes
Cement	Finland, Poland, Portugal (49%), Switzerland, Tunisia (49%), Ukraine	9.9 million tons

Aggregates	Estonia, Finland, Latvia, Northern Ireland, Poland, Portugal (49%), Spain, Switzerland	44.2 million tons

Asphalt	Finland, Northern Ireland, Poland, Switzerland	1.6 million tons

Readymixed concrete	Estonia, Finland, Latvia, Northern Ireland, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%)	9.1 million cubic meters

Agricultural & chemical lime	Poland, Switzerland	0.8 million tons

Concrete products	Estonia, Finland, Northern Ireland, Poland, Portugal (49%), Spain, Tunisia (49%)	4.3 million tons

Clay bricks	Northern Ireland	0.12 million tons

Product end-use
Residential	35%
Non-residential	25%
Infrastructure	40%

Total	100%

Product end-use
New Construction	80%
Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%

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

Sales to other CRH subsidiaries accounted for approximately 28% of Finnsementti’s sales in 2004. Finnsementti competes on the basis of the quality and consistency of its product and on the reliability of its service. Competition comes principally from two cement importers, one in Turku in Finland and the second based in Russia. Annual cement imports into Finland are reported to be approximately 0.3 million tons per annum.

Lohja Rudus is an aggregates and readymixed concrete producer in Finland. It also has locations in the Baltic States of Latvia and Estonia, and is the only Western readymixed concrete producer in St. Petersburg in Russia.

Abetoni, a manufacturer of precast concrete products, was acquired in January 2004 and integrated into our concrete products division in Finland.

Poland Cementownia Ozarów operates two modern dry process kilns at Ozarów, approximately 170km south east of Warsaw, with a total annual production capacity of 2.7 million tons. In addition, CRH owns Cementownia Rejowiec, located approximately 210km south east of Warsaw, which has an annual cement capacity of 0.4 million tons. Limestone reserves are sufficient for 80 years at current output levels.

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

Jura also has aggregates and readymixed concrete operations in Switzerland, which have strong regional positions in the central and north-western regions, producing approximately 2.7 million tons of aggregates and over 825,000 cubic meters of concrete annually.

Jura consolidated its position in the Zürich readymixed concrete market with the January 2004 acquisition of Hastag, a long established private company.

Podilsky Cement is a cement manufacturer in the Ukraine. Operating from one wet-process plant in southwest Ukraine, the company produced 1.7 million tons of cement in 2004. Bulk cement accounts for approximately 74% of deliveries. Rail delivery (bulk and bag) accounts for 80% of sales. The main customers are an integrated network of wholesalers and manufacturers of concrete products. Substantial limestone reserves are located close to the plant, which are sufficient for over 100 years at current output. Competition comes principally from several cement manufacturers in the Ukraine.

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

Northstone produces aggregates, readymixed concrete, concrete products and asphalt road products, primarily in Northern Ireland. In addition, Northstone is involved in civil engineering contracting and property development in Northern Ireland and at selected sites in England.

During 2004, Northstone produced and sold approximately 2.3 million tons of aggregates, of which approximately one quarter was used to supply its fifteen readymixed concrete plants and its concrete block, concrete rooftile and asphalt operations at eleven locations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 25 years, which equates to minimum reserves of 58 million tons based on 2004 production. Approximately 50% of Northern Ireland production is used in highway surfacing by Northstones’ contracting division for local governmental authorities.

Beton Catalan.    The Beton Catalan Group (“Beton Catalan”) produces aggregates, concrete products and readymixed concrete. While Beton Catalan’s largest market is the densely populated Catalonia region in northeastern Spain, it also operates readymixed concrete plants elsewhere in Spain.

Beton Catalan surface-mines aggregates from five quarries in Catalonia and one quarry in each of the Madrid and Valencia regions. During 2004, Beton Catalan produced approximately 3.4 million tons of aggregates of which approximately 95% was used to supply its own readymixed concrete and concrete products operations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 13 years, which equates to minimum reserves of 44 million tons based on 2004 production. Third party sales of aggregates are primarily to other concrete manufacturers and construction companies in the region.

Beton Catalan operates 62 readymixed concrete plants in Spain and in 2004 produced 3.2 million cubic meters of readymixed concrete. Beton Catalan also manufactures a variety of concrete products including blocks, pipe, paving slabs, steel reinforced beams and girders. In 2004, Beton Catalan produced 404,000 tons of concrete products.

Beton Catalan sources its cement supplies primarily from a number of major Spanish producers. Competition comes mainly from other large readymixed concrete producers and from a variety of small concrete product manufacturers in Spain.

Portugal CRH entered the Portuguese cement and concrete products markets in June 2004 with the purchase of 49% of Secil—with joint management control. In addition to its operations in Portugal, Secil also provides development opportunities in Tunisia and Lebanon.

Development strategy

The strategy for the Europe Materials—Other segment is to build and maintain strong market positions in primary building materials and related products through growth in existing business, construction of new facilities and acquisitions in selected European markets.

Finland

•	Maintain the market position in cement, aggregates and readymixed concrete

•	Expand into other selected product and geographic areas

Poland

•	Develop a strong national presence in the Polish materials industry

Switzerland

•	Enhance existing market positions in cement, aggregates and readymixed concrete

•	Acquire new businesses in surrounding regions

Spain

•	Strengthen existing market positions

•	Expand selectively into related products and regional markets

Portugal

•	Expand into related products and regional markets

Elsewhere

•	Build on existing market positions in central and eastern Europe

•	Selectively acquire materials businesses in other European countries

•	Expand in the Mediterranean basin

Business Operations in Europe Products & Distribution

Products & Distribution in Europe is organized in two reportable segments, Products and Distribution. The Products segment is organized into four groups of related businesses involved in clay, concrete, insulation and other building products. Distribution encompasses builders merchants and DIY stores.

Products

The Products segment operates in 13 European countries with the Benelux, the U.K., France, and Germany accounting for the bulk of its sales. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 14,300 employees at over 300 locations.

Products and services	Location	Annualized volumes
Concrete blocks and pavers	Benelux, Germany, Slovakia, U.K.	9.0 million tons

Precast concrete products	Benelux, Denmark, France, Poland	4.1 million tons

Clay bricks, pavers & rooftiles	Germany, Netherlands, Poland, U.K.	2.7 million tons

Fencing & security	Benelux, France, Germany, Poland, U.K.	2.0 million lineal meters

Daylight & Ventilation	Benelux, Germany, Ireland, U.K.	1.1 million square meters

Insulation products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, U.K.	5.8 million cubic meters

Product end-use
Residential	48%
Non-residential	35%
Infrastructure	17%

Total	100%

Product end-use
New Construction	80%
Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%

Concrete Products

This group produces architectural (pavers, tiles and blocks) and structural (floor and wall elements, drainage and poles) concrete products and sand-lime brick.

The EHL Group produces concrete paving and landscape walling products sold primarily to the RMI sector from a network of 33 modern production facilities in Germany and one in Poland.

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

Forticrete manufactures and supplies a wide range of dense concrete masonry, high strength blocks, common blocks and rooftiles. Forticrete operates from a network of 10 locations throughout England. Forticrete’s products are sold primarily to major contractors and builders merchants in competition with other concrete product manufacturers.

Premac is a leading paving producer in Slovakia

Dycore is a concrete flooring group supplying an extensive range of reinforced and prestressed flooring serving the Dutch market and markets in neighboring countries from three factories. The housing and commercial sectors account for the bulk of precast flooring sales, and competition in this market comes from one larger and several smaller-sized manufacturers.

Remacle is a manufacturer of concrete vaults and precast concrete products in southern Belgium. Omnidal manufactures precast concrete wall and floor elements and Schelfhout manufactures concrete wall elements. Both Omnidal and Schelfhout are located in Belgium. Douterloigne is a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with 4 production plants in the north and the west of Belgium. Maessen is a manufacturer of floor and wall elements in Belgium. Duffeleer is a producer of concrete sewerage and drainage products in the southwest of Belgium.

Betonelement is a Danish producer of precast concrete elements.

La Société Béton Moulé Industriel (“BMI”) is a large manufacturer of precast concrete products for the utility sector with a network of 20 plants throughout France. BMI manufactures poles for power transmission, drainage systems and precast concrete vaults.

In June 2004 the Concrete Product Group acquired Ergon, with precast concrete structural operations in Belgium, France and Poland, and towards year-end, acquired Klaps, a leading manufacturer of concrete paving, sewerage and water treatment products based in northern Belgium, and the remaining 50% of Kellen Concrete Products in the Netherlands.

Calduran is a producer of calcium silicate (sand-lime) elements and bricks for the Dutch residential market.

The Concrete Product Group’s principal raw materials include cement purchased in the Netherlands, Belgium and Germany, crushed stone sourced in Germany and sand and gravel extracted in the Netherlands. Raw materials are readily available.

Clay Products

The Europe Products & Distribution Division has clay products manufacturing activities in four countries, with the Ibstock operation in the U.K. being the largest business. Natural gas and liquid petroleum gas are the energy sources for the brick companies’ kilns. Clay supplies are readily available. Competition in clay products comes mainly from other locally-based manufacturers. Sales are made through builders merchants, specialist brick factors and architects.

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

The group made its first acquisition in Belgium in June 2004 with the purchase of the country’s leading brick factor.

Insulation

The CRH Insulation group is a pan-European business manufacturing three of the four main materials used in insulation (the fourth being mineral fiber which is not manufactured by the Group).

Expanded polystyrene (EPS) building insulation and packaging products are manufactured through Aerobord with 4 locations in Ireland; Springvale at three locations in the U.K.; Termo Organika at two locations in Poland; and at ThermiSol with eight locations in the Nordic countries of Denmark, Sweden, Finland and Estonia. ThermiSol is a leader in expanded polystyrene insulation in the above-mentioned Nordic countries.

Unidek is a producer of EPS and roofing systems with factories in the Netherlands and Germany.

EcoTherm produces polyurethane (PUR) insulation at one factory in Holland and one in the U.K.

Gefinex is a leading manufacturer of extruded polystyrene (XPE) insulation products in Germany and has a 49% stake in Gefinex Jackon, co-leader in the German extruded polystyrene (XPS) market.

In November 2004, the group further extended its operations with the acquisition of the polyurethane insulation operations of Icopal in the U.K.

Insulation products are sold primarily to builders merchants for applications in commercial buildings and housing, while packaging products are manufactured for the electronics, drink concentrate and food processing industries as well as for large supermarket chains.

Building Products

Building Products comprises of three sub-groups: Fencing & Security, Daylight & Ventilation and the newly-acquired Construction Accessories.

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

CRH Fencing & Security has factories in the Netherlands, Germany, France and the U.K. and has sales branches in those countries and in Belgium, Poland, Asia, Australia and the U.S.

The December 2004 acquisition of Broughton Controls, a U.K.-based company, strengthened our position in access control systems.

Daylight and Ventilation This group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group comprises 18 manufacturing locations in Germany, the Netherlands and Belgium, the U.K. and Ireland. In April 2004, it acquired Airvent, a U.K.-based service and maintenance company specializing in smoke exhaust systems, which enhances its product offering.

The Construction Accessories group was formed following the acquisition in April 2003 of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. Plakabeton has production plants in both Belgium and France, and a network of thirteen distribution centers in Belgium, France, Spain and the Netherlands.

Mavotrans, one of the leading players in construction accessories in the Netherlands, was acquired in July 2004 extending CRH’s position in this product category.

Development strategy

To build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition.

Concrete Products and Sand-lime brick

•	Strengthen current market positions in the Benelux, Denmark, France, Germany, Slovakia and the U.K. in architectural, structural and utility sectors

•	Reach out to neighboring regions by acquisition

Clay Products

•	Raise profitability through better capacity utilization, cost efficiencies and continuous improvement

•	Grow positions in the Netherlands and Poland and expand to other European countries

•	Consolidate market leadership in the U.K.; participate in industry restructuring in Germany

Insulation

•	Further build upon our leading positions across a range of insulation materials in Europe

•	Develop improved insulation systems and actively exchange product and process know-how among our group companies

Building Products

•	Grow security fencing from current bases in Germany, the Netherlands and the U.K.; develop further in perimeter and access control systems

•	Continue expansion of Daylight & Ventilation group in the Benelux, Germany, Ireland and the U.K. and accelerate product/technology exchange and expand to other European countries

•	Strengthen our Construction Accessories position in the Benelux, France and Spain and expand to other European countries

Distribution

Products and services	Location	Number of locations
Builders merchants	France, Netherlands, Poland, Switzerland	232 branches
DIY stores	Belgium, Netherlands, Portugal	149 stores

Product end-use
Residential	80%
Non-residential	17%
Infrastructure	3%

Total	100%

Product end-use
New Construction	33%
Repair, Maintenance & Improvement (“RMI”)	67%

Total	100%

This segment has approximately 4,400 employees at 381 locations.

Builders merchants, Netherlands CRH operates 110 builders merchants locations in the Netherlands. 69 depots cater to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders under the trade names Ubbens, NVB Vermeulen, Stoel van Klaveren and Van Neerbos. A further eight depots trading under the name Syntec cater to the lightside sector selling a range of hardware, tools, ironmongery and installation fittings to the building trades. The 18-branch Kelders Dakmaterialen division specializes in roofing and insulation materials in the Netherlands. Garfield Aluminium operates from three locations as a stockist and distributor of rolled and extruded aluminum products for building and other contractors. The Bouwmaat chain of “cash-and-carry” merchanting outlets sells a wide range of building materials to the smaller builder and jobber from 12 outlets. In November 2004, CRH acquired NCD Builders Merchants adding 17 locations to our existing 52 branches. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants.

Builders merchants, France CRH operates 29 builders merchants in France. Matériaux Service is a 15-branch builders merchant located in the greater Paris region (Ile-de France). Raboni is an 11-branch builders merchant primarily located within central Paris. Raboni sells almost exclusively to professional customers with competition coming from other merchanting operations in the market area. Matériaux Service has a broader customer base compared with Raboni and faces similar competition. Buscaglia operates from three locations in the North East of Paris selling to the Ile-de-France infrastructure market.

During the year, a joint venture company established by CRH (45% stake) and SAMSE (55%) acquired an additional 65.3% of the share capital of G. Doras, a 44-branch builders merchant operating in the Burgundy and Franche-Comté regions, bringing its stake to 100%.

Builders merchants, Switzerland In the German-speaking region of Switzerland, CRH trades primarily under two brands: Baubedarf selling heavy building materials (mainly cement, concrete products, bricks, insulation and roofing materials), and Richner selling ceramic tiles and sanitary ware. The total group comprises a network of 49 outlets in the German-speaking region of Switzerland. Customers are mostly small local contractors.

Builders merchants, Poland In October 2004, we sold our 56% stake in GenBud S.A. to our Polish joint venture partners.

DIY stores, Benelux CRH operates 28 Karwei and 88 GAMMA DIY stores in the Netherlands and 17 GAMMA stores in Belgium. Six stores are held through 50/50 joint ventures, while all others are 100%-owned.

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

DIY stores, Portugal CRH’s 50% joint venture MaxMat is a cash-and-carry DIY chain in Portugal with 16 stores. This sector of the distribution industry has not been fully developed in the Iberian peninsula and the Distribution group expects to expand their position in the DIY and RMI market.

Development strategy

•	To grow further the DIY retail chains in Benelux and Portugal

•	Expand merchanting businesses in France, the Netherlands, and Switzerland into neighboring countries

•	Realize full purchasing and IT synergies.

Seasonality

Activity in the construction industry is characterized by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather.

Organizational Structure

CRH is the holding company for an international group of companies. The principal subsidiary undertakings are listed below:

Incorporated and operating in	Company name	% held	Products and services
	Europe Materials
Britain & Northern Ireland	Northstone Limited (trading as Farrans (Construction)), Northstone N.I. Limited—Ready Use, Northstone N.I. Limited—Maxwells, Northstone N.I. Limited—Scott	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
	Premier Cement Limited	100	Marketing and distribution of cement
	T.B.F. Thompson (Properties) Limited	100	Property development

Finland	Finnsementti Oy	100	Cement
	Lohja Rudus Oy Ab	100	Aggregates and readymixed concrete

Ireland	Irish Cement Limited	100	Cement
	Premier Periclase Limited	100	High quality seawater magnesia
	Roadstone-Wood Group
	Clogrennane Lime Limited	100	Burnt and hydrated lime
	John A. Wood Limited	100	Aggregates, readymixed concrete, concrete blocks & pipes, asphalt, agricultural & chemical limestone and contract surfacing
	Ormonde Brick Limited	100	Clay brick
	Roadstone Dublin Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing and concrete blocks
	Roadstone Provinces Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing, concrete blocks and rooftiles

Incorporated and operating in	Company name	% held	Products and services
Poland	Bosta Beton Sp. z o.o.	90.30	Readymixed concrete
	Cementownia Rejowiec S.A.	100	Cement
	Drogomex Sp. z o.o	99.91	Asphalt and contract surfacing
	Faelbud S.A.	100	Readymixed concrete, concrete products and concrete paving
	Grupa Ozarów S.A.	100	Cement
	Grupa Prefabet S.A.	99.08	Concrete products
	Kujawy Wapno Sp. z o.o.	86.24	Production of lime and lime products
	Masfalt Sp. z o.o.	100	Asphalt and contract surfacing
	O.K.S.M.	99.91	Aggregates
	Polbet B-Complex S.A.	100	Readymixed concrete and concrete paving
	Prefabet Dlugi Kat S.A.	96.70	Concrete products
	ZPW Trzuskawica S.A.	86.24	Production of lime and lime products

Spain	Beton Catalan Group
	Beton Catalan s.a.	100	Readymixed concrete
	Cabi s.a.	99.99	Cementitious materials
	Cantera de Aridos Puig Broca s.a.	99.81	Aggregates
	Explotacion de Aridos Calizos s.a.	100	Aggregates
	Formigo i Bigues s.a.	99.81	Aggregates
	Formigons Girona s.a	100	Readymixed concrete and precast concrete products
	Suberolita s.a.	100	Readymixed concrete and precast concrete products
	Tamuz s.a	100	Aggregates

Switzerland	JURA-Holding	100	Cement, aggregates and readymixed concrete

Ukraine	Podilsky Cement	93.67	Cement

	Europe Products and Distribution

Belgium	Concrete Products
	Douterloigne nv	100	Concrete floor elements, pavers and blocks
	Ergon nv	100	Precast concrete structural elements
	Klaps nv	100	Concrete paving, sewerage and water treatment products
	Marlux nv	100	Decorative concrete paving
	Omnidal nv	100	Precast concrete structural elements
	Remacle sa	100	Precast concrete products
	Schelfhout nv	100	Precast concrete wall elements
	Building Products
	Plakabeton nv	100	Accessories for the construction and precast concrete industries

	Distribution
	Van Neerbos Bouwmarkten nv	100	DIY stores

	Clay products
	Steenhandel J. de Saegher nv	100	Clay brick factors

Incorporated and operating in	Company name	% held	Products and services
Britain & Northern Ireland	Concrete Products
	Forticrete Limited	100	Concrete masonry products and rooftiles
	Clay Products
	Ibstock Brick Limited	100	Clay brick manufacturer
	Kevington Building Products Limited	100	Specialist brick fabricator
	Building Products
	Airvent (Systems) Services Limited	100	Smoke ventilation systems and services
	Broughton Controls Limited	100	Access control systems
	Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
	CRH Fencing Limited	100	Security fencing
	Geoquip Limited	91.32	Perimeter intrusion detection systems
	Insulation
	EcoTherm Insulations Limited	100	PUR/PIR insulation
	Springvale EPS Limited	100	EPS insulation and packaging

Denmark	Betonelement A/S	100	Precast concrete structural elements
	ThermiSol A/S	100	EPS insulation

Estonia	ThermiSol OU	100	EPS insulation

Finland	ThermiSol Oy	100	EPS insulation

France	Building Products
	Heda sa	100	Security fencing
	Heras Cloture sarl	100	Temporary fencing
	Plakabeton sa	100	Construction accessories

France	Concrete Products
	Béton Moulé Industriel sa	99.82	Precast concrete products
	Distribution
	Buscaglia sas	100	Builders merchants
	Matériaux Service sa	100	Builders merchants
	Raboni sas	100	Builders merchants
	SC Inv sas	57.87	Builders merchants

Germany	Concrete Products
	EHL AG	100	Concrete paving and landscape walling products

	Clay Products
	AKA Ziegelwerke GmbH	100	Clay brick, pavers and rooftiles
	Building Products
	Adronit GmbH	100	Security fencing and access control
	Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
	Greschalux GmbH	100	Domelights and ventilation systems
	Heras SKS GmbH	100	Security fencing
	JET Tageslicht und RWA GmbH	100	Domelights, ventilation systems and continuous rooflights
	Magnetic Autocontrol GmbH	100	Vehicle and pedestrian access control systems
	Insulation
	EcoTherm GmbH	100	PUR/PIR insulation
	Gefinex GmbH	100	XPE insulation
	Unidek GmbH	100	EPS insulation

Incorporated and operating in	Company name	% held	Products and services
Ireland	Aerobord Limited	100	EPS insulation and packaing

Netherlands	Concrete Products
	Alvon Bouwsystemen bv	100	Precast concrete structural elements
	De Ringvaart bv	100	Concrete piles and foundations
	Dycore bv	100	Concrete flooring elements
	Heembeton bv	100	Precast concrete structural elements
	Kellen bv	100	Concrete paving products
	Struyk Verwo bv	100	Concrete paving products
	Clay Products
	Kleiwarenfabriek Buggenum bv	100	Clay brick manufacturer
	Kleiwarenfabriek De Bylandt bv	100	Clay bricks and pavers
	Kleiwarenfabriek De Waalward bv	100	Clay brick manufacturer
	Kleiwarenfabriek Façade Beek bv	100	Clay brick manufacturer
	Kleiwarenfabriek Joosten Kessel bv	100	Clay brick manufacturer
	Kleiwarenfabriek Joosten Wessem bv	100	Clay brick manufacturer
	Kooy Bilthoven bv	100	Clay brick factor
	Building Products
	BIK Bouwprodukten bv	100	Domelights and continuous rooflights
	Brakel Atmos bv	100	Glass roof structures, continuous rooflights and ventilation systems
	Heras Nederland bv	100	Security fencing and perimeter protection
	Vaculux bv	100	Domelights
	Mavotrans bv	100	Construction accessories
	Insulation
	EcoTherm bv	100	PUR/PIR insulation
	Unidek Group bv	100	EPS insulation

Netherlands	Distribution
	Cementbouw Detailhandel bv	100	DIY stores
	CRH Roofing Materials bv	100	Roofing materials merchant
	Eclips Bouwmarkten bv	100	DIY stores
	Garfield Aluminium bv	100	Aluminum stockholding
	NCD Bouwmaterialen Groep bv	100	Builders merchants
	NVB Vermeulen Bouwstoffen bv	100	Builders merchants
	Stoel van Klaveren Bouwstoffen bv	100	Builders merchants
	Syntec bv	100	Ironmongery merchants
	Ubbens Bouwmaterialen bv	100	Builders merchants
	Van Neerbos Bouwmarkten bv	100	DIY stores
	Van Neerbos Bouwmaten bv	100	Cash & Carry building materials
	Van Neerbos Bouwmaterialen bv	100	Builders merchants

	Sand lime products
	Calduran bv	100	Sand-lime bricks and building elements

Poland	Clay Products
	CERG Sp. z o.o.	51	Clay brick manufacturer
	CRH Klinkier Sp. z o.o.	100	Clay brick manufacturer
	Gozdnickie Zaklady Ceramiki Betowlanej Sp. z o.o.	100	Clay brick manufacturer
	Patoka Industries Sp. z o.o.	99.19	Clay brick manufacturer
	Insulation
	Termo Organika Sp. z o.o.	100	EPS insulation

Incorporated and operating in	Company name	% held	Products and services
Slovakia	Premac Spol. s r.o.	100	Concrete paving and floor elements

Spain	Plakabeton sa	100	Accessories for construction and precast concrete

Sweden	ThermiSol AB	100	EPS insulation

Switzerland	Baubedarf	100	Builders merchants
	Richner	100	Sanitaryware and ceramic tiles

	Americas Materials

United States	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
	Des Moines Asphalt & Paving, Co.	100	Aggregates, asphalt and related construction activities
	Dolomite Products Company, Inc.	100	Aggregate, asphalt and readymixed concrete
	Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Hallett Construction Company, Inc.	100	Aggregates
	Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
	Nuckolls Concrete Services, Inc.	100	Readymixed concrete and related construction activities
	Oldcastle Materials, Inc.	100	Holding company
	Oldcastle Materials Southeast, Inc.	100	Aggregates
	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

United States	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities
	P.J. Keating Company	100	Aggregates, asphalt and related construction activities
	Rohlin Construction Company	100	Asphalt and related construction activities
	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Stoneco, Inc.	100	Aggregates

Incorporated and operating in	Company name	% held	Products and services
United States	The Shelly Company	100	Aggregates, asphalt and related construction activities
	Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities

	Americas Products and Distribution

Argentina	Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
	CRH Sudamericana S.A.	100	Holding company
	Superglass S.A.	100	Fabricated and tempered glass products

Canada	Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, Oldcastle Glass and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility boxes and trenches, and custom fabricated and tempered glass products
	April Industries, Inc.	100	Custom fabricated and tempered glass products

Chile	Vidrios Dell Orto S.A.	99.90	Fabricated and tempered glass products

United States	CRH America, Inc.	100	Holding company
	Oldcastle, Inc.	100	Holding company
	Oldcastle Building Products, Inc.	100	Holding company

	Architectural Products group
	Anchor Concrete Products, Inc.	100	Specialty masonry and hardscape products
	Big River Industries, Inc.	100	Lightweight aggregate and fly-ash
	Custom Surfaces, Inc.	80	Custom fabrication and installation of worktops
	Dixie Cut Stone & Marble, Inc.	100	Distributor and fabricator of specialty stone products
	Georgia Masonry Supply, Inc.	100	Specialty masonry, distributor of clay bricks and related concrete and stone products
	Glen-Gery Corporation	100	Clay brick
	Northfield Block Company	100	Specialty masonry, hardscape and patio products
	Oldcastle Architectural, Inc.	100	Holding company
	Oldcastle APG Midwest, Inc. (trading as 4D, Akron Brick & Block, Bend Industries, Miller Material Co., Schuster’s Building Products)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG Northeast, Inc. (trading as Arthur Whitcomb, Balcon, Betco Block, Betco Supreme, Domine Builders Supply, Foster-Southeastern, Oldcastle Easton, Trenwyth Industries)	100	Specialty masonry, hardscape and patio products

Incorporated and operating in	Company name	% held	Products and services
United States	Oldcastle APG South, Inc. (trading as Adams Products, Big Rock Building Products, Bosse Concrete Products, Goria Enterprises, The Keystone Group)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG Texas (trading as Custom-Crete, Custom Stone Supply, Eagle-Cordell Concrete Products, Jewell Concrete Products)	100	Specialty masonry and stone products, hardscape and patio products

	Oldcastle APG West, Inc. (trading as Amcor Masonry Products, Central Pre-Mix Concrete Products, Sakrete of the Pacific Northwest, Sierra Building Products, Superlite Block, Young Block)	100	Specialty masonry, hardscape and patio products
	Oldcastle Concrete Designs, Inc.	100	Specialty concrete products
	Oldcastle Greenleaf, Inc.	100	Patio products, bagged stone, mulch and soil
	Oldcastle Matt Stone Holdings, Inc	100	Patio products
	Oldcastle Retail, Inc. (trading as Bonsal American, Oldcastle Stone Products)	100	Pre-mixed products and specialty stone products
	Oldcastle Westile, Inc.	100	Concrete rooftile and pavers

	Distribution Group
	Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs and acoustical tile and grid
	A.L.L. Roofing & Building Materials Corp.	100	Building materials distribution
	Arzee Supply Corp. of New Jersey	100	Building materials distribution

	Glass Group
	Oldcastle Glass, Inc.	100	Custom fabricated and tempered glass products
	Southwest Aluminum Systems, Inc.	100	Architectural aluminum store fronts and doors

	Precast Group
	Oldcastle Precast, Inc. (trading as AFCO Precast, Amcor Precast, Brooks Products, Cayuga & Kerr Concrete Pipe, Chase Precast, Christy Concrete Products, Cloud Concrete, Mega Cast, NC Products, Rotondo Precast, Strescon Industries, Superior Concrete, Utility Vault, White Supply)	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

The principal joint venture and associated undertakings are listed below:

Incorporated and operating in	Company name	% held	Products and services
	Europe Materials
Ireland	Kemek Limited	50	Commercial explosives

Israel	Mashav Initiating and Development Limited	25	Cement

Portugal	Secil-Companhia Geral de Cal e Cimento, S.A.	48.99	Cement, aggregates, concrete products, mortar and readymixed concrete

	Europe Products & Distribution

Belgium	Gefinex Jackon nv	49	XPS insulation

France	Groupe SAMSE	23.40	Builders merchants and DIY stores

Germany	Gefinex Jackon GmbH	49	XPS insulation

Ireland	Williaam Cox Ireland Limited	50	Glass constructions, continuous rooflights and ventilation systems

Netherlands	Bouwmaterialenhandel de Schelde bv	50	DIY stores
	Cementbouw bv	45.03	Cement transport and trading, readymixed concrete and aggregates
	Europe Products & Distribution
Portugal	Modelo Distribuicao de Materiais de Construcao sa	50	Cash & Carry building materials

	Americas Materials

United States	Boxley Aggregates of West Virginia, LLC	50	Aggregates
	Buckeye Ready Mix, LLC	45	Readymixed concrete
	Cadillac Asphalt, LLC	50	Asphalt

	America Products & Distribution
	Architectural Products group
	Landmark Stone Products, LLC	50	Veneeer stone
	Paver Systems, LLC	50	Hardscape products

	Glass group
	Oldcastle Arpal, LLC	50	High performance blast mitigation window and curtainwall systems

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

Property, Plants and Equipment

At June 22, 2005, CRH and its joint ventures had a total of 1,752 building materials production locations, of which 959 were located in The Americas, 121 were located in Ireland and 672 in Mainland Europe. At the same date, CRH had a total of 505 Merchanting & DIY locations of which 124 were located in the United States and 381 in Mainland Europe. 322 locations in the United States, 8 in the Republic of Ireland, 44 in Britain and Northern Ireland, 430 in Mainland Europe and 8 in Canada are leased, with the remaining 1,445 locations held on a freehold basis.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. CRH has a continuing program of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. The Group’s principal properties by acreage at June 22, 2005 are listed below. All quarries are open pit.

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

Regulation

Environmental Regulations

CRH requires all its businesses to operate in an environmentally responsible manner. The resources and processes that we have put in place are focused on achieving industry best practice standards at all of our locations.

Environmental policy

Our environmental policy, applied across all of the Group companies, is to:

•	Comply, as a minimum, with all applicable environmental legislation and develop our environmental stewardship towards industry best practice

•	Ensure that our employees and contractors are aware of their environmental responsibilities

•	Optimise our use of energy and resources through efficiency gains and recycling

•	Promote environmentally-driven product innovation and new business opportunities

•	Proactively address the challenges of climate change

•	Be good neighbors in every community in which we operate

Environmental management

Achieving our environmental policy objectives at all our locations is a management imperative; this responsibility continues right up to Divisional Director and Group Chief Executive at CRH Board level.

Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers. They are supported and monitored at operating company level by a network of Environmental Liaison Officers (“ELOs”). This network covers all of the companies over which we have management control.

The ELOs are charged with ensuring that company environmental policies are properly adhered to, and that site managers are fully aware of their responsibilities in this regard. At each year-end, the ELOs assist the Group Technical Advisor in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

The 2004 review confirmed the required high degree of compliance and good environmental performance right across the Group. Where non-compliances were noted, they were mainly administrative in nature: all these have been or are being resolved to the full satisfaction of the respective stakeholders.

Environmental performance

During 2004, €36 million was invested in a wide range of environmental improvements across all our activities and countries of operation. Plant upgrades typically included process yield optimisation, increased recycling, better energy efficiency, abatement of emissions, together with improvements in ergonomics and safety. This sustained investment program steadily moves us towards best industry practice in all those areas. Many of our locations again won high-ranking accolades for excellence in environmental achievements in 2004.

Because of the variety of our businesses, environmental targets are set at operating company level. In all cases, our aim is to optimise our environmental performance up to the technical limits practically achievable. Over 300 hectares of worked-out quarries were restored and 120,000 trees planted, reflecting our continued commitment to our environmental responsibilities. Acquisitions undergo a rigorous due diligence process to ensure that no unexpected liability issues could arise in the future.

Addressing climate change

In Europe, our companies are committed to achieving Phase I of the National Allocation Plans prepared by the Member States under the Emissions Trading Directive. We will also be involved in dialogue with Member States in relation to Phase II which is due to be decided by the European Union in 2006. This is presenting new challenges particularly to our cement, lime and clay brick activities, which we are actively addressing.

CRH is a member of the Cement Sustainability Initiative (“CSI”), and is committed to detailed environmental reporting on its cement activities in accordance with the CSI Charter guidelines. The CSI is a voluntary initiative by 16 of the world’s major cement producers: it aims to promote greater sustainability in the cement industry in co-operation with the World Business Council for Sustainable Development (“WBCSD”) and independent stakeholders. CRH actively participates in all six CSI Task Forces, and is Co-Chair of the Task Force dealing with employee health and safety.

The overall Group carbon dioxide (“CO2”) specific emissions have declined since 1990, and will decrease further by 2010. These reductions are being achieved by progressively extending leading-edge technology in our cement plants, as well as phasing in the use of secondary materials and fuels, where available and permitted. As examples, our Jura cement plants in Switzerland now use 50% alternative fuels, and our Polish Grupa Ozarów plant has embarked on a pioneering biomass project, growing some of its fuel needs from local renewable resources.

Environmentally-driven product innovation

In tandem with our commitment to act as a socially responsible corporate citizen, the Group views the development of products that specifically benefit the environment as a significant business opportunity. Consequently, this area is a key driver in our sales and marketing strategies, and forms a key part of best practice exchanges between our companies. Significant environmental and commercial benefits are also gained through recycling of used materials. For example, in 2004, we recycled a total of 12 million tons of secondary materials such as asphalt, concrete, fly-ash and slag, converting these to prime new asphalt and concrete products with considerable commercial as well as environmental benefit.

At June 22, 2005, there were no material pending legal proceedings relating to environmental regulations or to site remediations that are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely future environmental liability of any major significance.

Other Matters

Recent media articles reported allegations of improprieties in connection with the acquisition by CRH of an interest in Cementonia Ozarów of Poland in 1995 on the privatisation of that company.

No allegations have been made against CRH or any of its subsidiaries by any regulatory or governmental authority and any such allegation would be without foundation.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of 2004 results

Background

Growth in the United States economy improved during the year, but European economies, with some exceptions, remained relatively sluggish. More normal weather patterns, particularly in Northern Europe which experienced a severe winter and spring in 2003, led to strong first-half income growth; and despite 2003’s subsequent catch-up leading to tough comparatives, we continued to show good income growth in the second half of 2004. Two particular challenges in the year were the very rapid and severe escalation of energy prices from already high levels in the third quarter which negatively affected our costs; and the continued decline of the U.S. Dollar, fuelled by deficit concerns. While the latter has purely a translation impact, and does not affect the inherent position of our United States businesses, it reduced reported income before tax by over €40 million.

2004 operations

The year saw significant income advances delivered by the Europe Materials, Europe Products & Distribution and Americas Products & Distribution Divisions, with the Americas Materials Division recording U.S. Dollar profits slightly ahead of 2003 in the face of difficult highway markets and energy cost spikes.

Europe Materials benefited from more normal weather and underlying sectoral growth in many of the countries in which we operate. These influences were particularly evident in Poland which saw good momentum and volume growth, recovering well from the low points of late-2002/early-2003. Finland also had some broad-based growth, while in Switzerland, the continued tunnelling projects and benefits from the Hastag aggregates and concrete acquisition led to improved results. In Spain, enhanced margins offset some volume declines, while there was a strong contribution from Secil in Portugal where we acquired a 49% interest with joint management control in June. Activity in Northern Ireland was up somewhat, while in the Republic of Ireland income was maintained, with margin pressures being offset by strong volumes due to record house-building, a recovering commercial sector and a continuation of the country’s long-term infrastructural program.

For Europe Products & Distribution, a key objective was to complete the integration of, and deliver the returns from, the record 2003 acquisition program. Particularly important was Cementbouw, at €0.7 billion CRH’s largest-ever acquisition, with operations complementing our existing Dutch Distribution, Concrete Products and Clay businesses, together with Sand-lime brick and a joint venture interest in readymixed concrete and materials trading. This objective was substantially achieved, leading to a significant sales and income advance. In the face of generally subdued markets, organic income also improved. There were overall gains in Distribution, Concrete Products, Building Products and Clay, while our Insulation business was hit by a rapid rise in energy-related raw materials costs. The Cementbouw joint venture suffered from weaker Dutch infrastructure markets, but the Sand-lime business had a very strong first year with the Group.

Infrastructure accounts for approximately two-thirds of Americas Materials’ end-use, and asphalt volumes were affected by weaker highway activity—a combination of continued, if reduced, budget deficits in some states exacerbated by the delay in re-authorising a successor to the six-year TEA-21 Federal Highway Bill. Aggregate and readymixed concrete volumes were up, reflecting ongoing strong housing activity and a recovering non-residential sector. Despite some success in increasing prices, profitability was adversely affected by the sharp rise in energy costs in the third quarter, the timing of which did not allow full price recovery. Regionally the North-East was relatively flat; the Mid-West was generally disappointing, particularly Michigan; while the West was the bright spot with good activity on a broad basis across this large geographical region. A strong focus on operating costs and margins helped deliver slightly improved U.S. Dollar operating income for the Division.

Unlike Americas Materials, building construction—both residential and non-residential—makes up approximately 90% of Americas Products & Distribution’s end-use. Driven by good demographics, low interest rates and declining unemployment, housing activity remained at the strong levels of recent years—many commentators suggest that the current 1.8—1.9 million level of new housing units is in line with long-term needs. The recovery in non-residential activity from a low base, evident in late-2003, gained momentum during the year. With a robust market background, the benefit of ongoing cost controls and contributions from acquisitions, and despite increasing input costs, all four product groups—Precast, Architectural Products, Glass and Distribution—together with our South American businesses posted income well up in both U.S. Dollar and euro terms.

MANAGEMENT’S FINANCIAL REVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F. These financial statements have been prepared in accordance with Irish GAAP, which are consistent with U.K. GAAP but which differ in certain significant respects from U.S. GAAP. A discussion of the significant differences between Irish GAAP and U.S. GAAP, which affect the Consolidated Financial Statements of CRH, is set forth in Note 31 of the Notes to Consolidated Financial Statements.

For the years 2004 and 2002 net income per Ordinary Share was higher under U.S. GAAP than under Irish GAAP; in 2003, net income per Ordinary Share under U.S. GAAP was lower than the amount reported under Irish GAAP (see “Item 3—Key Information”).

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

In the discussion of the results of business operations by geographical area below, all references to sales and operating income are on the basis of the seven reportable segments for U.S. GAAP purposes (see page 16 and Note 31 Segmental Analysis—Information required by SFAS 131 on pages F-65 to F-68). Operating income is stated before goodwill amortization charge and gain on sale of assets.

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

During the last two years, through acquisitions and internal growth, the Group has continued to expand its businesses of producing and selling a wide range of building materials and of operating builders merchanting and

DIY stores. Growth in net sales, which has increased by 19% in euro terms since 2002, was attributable to acquisitions and increases in ongoing operations offset by adverse translation effects. Operating income increased as a percentage of total net sales from 9.4% in 2003 to 9.7% in 2004. The addition of operating income of acquired companies and increases in ongoing operations exceeded adverse translation effects during this period.

In 2003, the incremental costs of financing 2002 and 2003 acquisition activity were offset by the interest income generated on our strong free cash flow with a further reduction in net interest expense (see below—net interest expense comprises interest income, interest expense and share of joint ventures’ and associates’ net interest expense) of €20.5 million compared to 2002, largely attributable to favorable exchange translation effects of €19 million. In 2004, the incremental costs of financing substantial 2003 and 2004 acquisition activity were only partly offset by the interest income generated on our strong free cash flow resulting in an increase in total net interest cost in 2004 to €139.9 million (2003: €118 million).

The Group’s low effective tax rate (taxation as a percentage of income before taxes) principally reflects the fact that manufacturing income in Ireland is subject to a 10% Corporation Tax rate, which is guaranteed to the year 2010. The effective tax rate reduced to 26.5% in 2002 due to lower taxable income in higher tax rate countries and reduced by a further 1.3% to 25.2% in 2003 primarily reflecting the lower proportion of comparatively higher taxed U.S. income. The further reduction in the effective tax rate on income before taxation to 24.3% in 2004 again reflects a lower proportion of Group income generated in the United States.

CRH’s ordinary shareholders’ equity increased by €482.4 million to €5,216.6 million during the three years to December 31, 2004. This increase reflects net proceeds of €150.5 million from equity issues and €1,568.7 million (after dividends appropriated of €457.2 million) of net income retained, partly offset by negative currency translation effects on the Group’s net investment in different currencies, primarily the U.S. dollar, of €1,236.8 million.

During the same three-year period, the Group’s net debt (calculated as the sum of long-term debt, bank loans and overdrafts, less cash) increased by €547.0 million to €2,440.7 million. Total expenditure of €4,818.5 million during the three-year period on acquisitions, investments and capital expenditure, together with dividend payments of €449.0 million and tax payments of €453.6 million, were largely offset by net cash flow from operations of €4,740.8 million, together with net proceeds of €150.9 million from equity issues and €282.4 million from asset sales.

These factors have resulted in net debt as a percentage of ordinary shareholders’ equity being 6.8 percentage points higher at December 31, 2004 (46.8%) than at January 1, 2002 (40.0%).

The Group uses a number of accounting measures in the following operating and financial review, which are described and reconciled below.

Interest cover ratio:    management believes that the EBITDA interest cover based ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. Recent major non-public financings by the Group and the Group’s major bank facilities incorporate covenants based on EBITDA to net interest expense cover rather than debt to shareholders’ funds. The amount outstanding at December 31, 2004 under these loans is €1,466.8 million.

The calculation of net interest expense in the following table presents the various interest-related items of the Group’s income statement, added together to show net interest expense for each year. For the purposes of the covenants incorporated in recent financings by the Group, net interest expense excluding joint ventures and associates is calculated as shown in this table.

Interest cover	2004	2003	2002
	€ m	€ m	€ m
Net interest expense
Interest income (a)	(26.5)	(28.3)	(44.5)
Interest expense (a)	152.5	141.1	175.9

Net interest expense excluding joint ventures and associates	126.0	112.8	131.4

Share of joint ventures’ and associates’ net interest expense (a)	13.9	5.2	7.1

Net interest expense including joint ventures and associates	139.9	118.0	138.5

Share of joint ventures’ and associates’ income before interest expense
Share of joint ventures’ and associates’ operating income before interest expense (a)	89.1	40.2	33.5
Share of joint ventures’ goodwill amortization (b)	(8.3)	(1.5)	(2.0)
Share of joint ventures’ gain on sale of investments and property, plant & equipment (b)	2.0	1.1	1.2

Share of joint ventures’ and associates’ income before interest expense	82.8	39.8	32.7

Reconciliation of income before interest expense to net income
Income before interest expense (a)	1,156.9	982.2	994.2
Net interest expense including joint ventures and associates	(139.9)	(118.0)	(138.5)
Taxes on income (a)	(247.1)	(217.6)	(226.8)
Equity minority shareholders’ interest (a)	(7.8)	(5.9)	(5.5)
Dividend on preference shares (a)	(0.1)	(0.1)	(0.1)

Net income (a)	762.0	640.6	623.3

Calculation of EBITDA
Income before interest expense (a)	1,156.9	982.2	994.2
Goodwill amortization (a)	101.4	75.5	69.6
Depreciation (c)	494.4	458.2	456.3
Share of joint ventures’ and associates’ operating income before interest expense (a)	(89.1)	(40.2)	(33.5)
Share of joint ventures’ gain on sale of investments and property, plant & equipment (b)	(2.0)	(1.1)	(1.2)

EBITDA	1,661.6	1,474.6	1,485.4

Interest cover
	(times)	(times)	(times)
EBITDA interest cover (EBITDA divided by net interest expense excluding joint ventures and associates)	13.2	13.1	11.3

(a)	These items appear as line items in the Consolidated Statements of Income on page F-2.
(b)	The share of joint ventures’ Goodwill amortization and Gain on sale of investments and property, plant and equipment are included in the total amounts disclosed on these line items in the Consolidated Statements of Income, and are separately disclosed in Note 2 on pages F-15 to F-17.
(c)	Depreciation expense, which is reported in Note 4 (page F-18) and Note 14 (page F-26) of the Notes to Consolidated Financial Statements, is not shown as a separate line item in the Consolidated Statements of Income on page F-2. The relevant portion of the total depreciation expense is included in the line items Cost of goods sold and Distribution and administration expenses in the Consolidated Statements of Income, as appropriate.

2004 compared with 2003

CRH performed strongly in 2004 delivering growth in reported sales of 15.7%, in operating income of 19.4% and in pre-tax income of 17.7%. The key components of 2004 performance are analysed in the table on page 45.

Exchange translation effects

2004 saw a continuing decline in the value of the U.S. Dollar with that currency on average some 9% weaker versus the euro than in 2003. This combined with the average 2004 exchange rates for our other operating currencies resulted in an adverse full-year translation impact of €40 million, equivalent to approximately 5% of 2003’s income before tax level of €864 million. The average and year-end exchange rates used in the preparation of our financial statements are included under Accounting Policies on page F-9 of this Report.

Incremental impact of acquisitions

The incremental 2004 impact of deals completed during 2003 includes €670 million of sales and €66 million of operating income from the acquisition of 100% of Cementbouw’s distribution and building products operations and 45% of its materials operations, all located in the Netherlands. This transaction, CRH’s largest acquisition to date, was completed on October 3, 2003. The Europe Products & Distribution Division also enjoyed incremental benefits from 2003 acquisition activity across its product range in the Benelux, France, Germany, Slovakia and Denmark. In the Americas, the Architectural Products group (“APG”) derived particular benefit from an active development year in 2003.

The impact of 2004 acquisitions includes €271 million of sales and €40 million of operating income arising from deals by the Europe Materials Division, in particular the June 2004 acquisition of a 49% stake in Secil and the completion in January of significant additions to its operations in Switzerland and Finland. Although a quieter year than 2003 in terms of total spend, 2004 saw a good level of acquisition activity by Europe Products & Distribution with some 11 deals contributing incremental sales and operating income of €127 million and €8 million respectively with a bias towards distribution. Americas Materials completed a series of bolt-on deals primarily geared to bolstering long-term aggregate reserve positions and the generation of operational synergies with operating income of €6 million on incremental sales of €40 million. The Americas Products & Distribution Division saw incremental sales of €149 million and operating income of €18 million from current year acquisitions across its four product groups with APG again the main contributor.

As CRH did not exercise its option to acquire an additional 25% of the Mashav Group during 2004, the status of its existing 25% investment changed from that of a joint venture to that of an associated company. As a result, the Group’s share of Mashav sales is no longer consolidated although the share of operating income continues to be included in operating income. This adverse sales impact is shown separately in the table below.

Ongoing operations

With overall modest improvements in markets and benefits from operating cost reductions implemented in recent years, 2004 saw a return to strong organic growth with an €89 million improvement in ongoing operating income. This underlying improvement was most marked in the first half of the year which benefited by comparison with a weather-impacted first half 2003, whereas second-half comparisons were against a strong catch-up in second-half 2003 after a slow start. The second half of 2004 was also impacted by higher world energy prices and rising input costs. The Europe Materials Division reported a €27 million improvement in underlying operating income mainly reflecting strong improvements in Poland, Finland and Switzerland and a similar outcome in its Irish operations. Europe Products & Distribution was impacted in the second half of the year by very rapid escalation in its Insulation operations’ energy-related raw materials costs which restricted the improvement in ongoing operating income for the overall Division to €12 million. Escalating energy costs, which reached unprecedented levels during the Americas Materials Division’s busy autumn construction season, fed through rapidly into input costs eroding the benefits of price improvements and resulted in underlying operating income just €5 million ahead of 2003. Americas Products & Distribution had a strong year with residential demand continuing at a good level and ongoing evidence of a recovery in the non-residential construction sector. Underlying operating income advanced by €45 million, with Precast, APG, Glass, Distribution and the South American operations all contributing to the strong improvement.

Analysis of the change in net sales, income before interest expense and income before tax for 2004

(including share of joint ventures)

		Incremental impact in 2004
€ million	2003	Exchange translation effects	2003 at average 2004 FX rates	- of 2003 acquisitions	- of 2004 acquisitions	Change from jv to associate	Ongoing operations	2004
Net sales	11,080	(545)	10,535	1,036	587	(65)	727	12,820

Operating income	1,045	(50)	995	91	72	—	89	1,247
Goodwill amortization	(76)	3	(73)	(23)	(5)	—	—	(101)
Gain on sale	13	—	13	—	—	—	(2)	11

Income before interest expense	982	(47)	935	68	67	—	87	1,157
Net interest expense	(118)	7	(111)	(39)	(17)	—	27	(140)

Income before tax	864	(40)	824	29	50	—	114	1,017

Change		-4.6%		+3.4%	+5.8%	—	+13.1%	+17.7%

Taxation as a percentage of income before taxes at 24.3% was 0.9 percentage points lower than 2003 (25.2% in 2003).

Net income attributable to ordinary shareholders for 2004 amounted to €762.0 million, an increase of 18.9% over 2003 net income of €640.6 million.

The growth in net sales, net income per share and net dividend over a five and ten-year period are highlighted below.

Compound average growth rates (based on Irish GAAP)

	5-Year	10-Year
Net sales	14%	19%
Net income per share	8%	17%
Net dividend	13%	13%

Europe Materials

In 2004, the Europe Materials Division was the fourth and smallest contributor to Group net sales and the largest to Group operating income. This Division is comprised of two segments based on a geographical split, Republic of Ireland and the rest of Europe, or “Other”.

Republic of Ireland

2004 overview

					Analysis of change
Results € million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic *
Net sales	6%	797	728	+69	—	—	—	+69

Operating income	11%	132	131	+1	—	—	—	+1

Operating income margin		16.6%	18.0%

1.	Increase of €69 million in underlying net sales was not reflected in operating income due to a decline in operating margins as price increases for aggregates and concrete products failed to match inflation.
*	The terms “organic” and “underlying” have the same meaning in the discussion that follows.

The construction market in Ireland grew again in 2004 with the concrete products market up 9%. The housing sector continued to grow with completions estimated at 77,000 compared with 68,800 in 2003. Road construction output under the National Development Plan was strong, but weakened at the back-end of the year as some major projects were completed ahead of schedule. There was some improvement in the commercial and industrial sectors as activity levels picked up in the second half of the year. Overall, income was broadly similar to last year.

Our cement business continued at maximum output from both the Platin and Limerick plants, due to the strong housing market demand. We continued to implement efficiency improvement programs at these plants, with excellent results.

The concrete products and aggregate companies had another strong year despite very competitive markets where prices failed to match inflation. Further investments were made in aggregate reserves and new efficient plant.

Our seawater magnesia business continued to underperform. Higher world prices were more than offset by the weak U.S. Dollar and by a major increase in the price of energy which accounts for 40% of the cost base.

Europe Materials—Other

2004 overview

CRH’s other European Materials operations are based primarily in Northern Ireland, Finland and the Baltics, Poland, Ukraine, Switzerland, Spain, Portugal, Tunisia and Israel.

					Analysis of change
Results € million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Joint venture to associate *	Organic
Net sales	12%	1,557	1,256	+301	-10	+13	+271	-65	+92

Operating income	17%	207	142	+65	-2	+1	+40	—	+26

Operating income margin		13.3%	11.3%

*	CRH’s option to acquire an additional 25% of the Mashav Group in Israel expired in early-2004, and the status of the Group’s existing 25% investment changed from joint venture to associate. Accordingly, with effect from 2004, CRH no longer reports its 25% share of Mashav sales, while the share of operating income continues to be included in operating income.
1.	Margins in 2004 acquisitions were higher than in existing companies.

Northern Ireland

In Northern Ireland, construction activity was stronger in 2004. Our businesses servicing the housing and road maintenance sectors performed well, while the construction division’s performance was similar to 2003.

Finland/Baltics

The Finnish economy grew more strongly than expected at 3% with continuing low inflation. Against the positive economic background, construction activity improved on 2003 levels with investment in residential and infrastructure more than compensating for small declines in other market sectors. Sales volumes, particularly cement, were consistently strong in Finland through 2004. Abetoni, a leading producer of landscape products and precast pipes and piles, was acquired at the start of the year and integrated smoothly into ongoing operations. The Baltic Region, including St. Petersburg, enjoyed strong volume growth and performance continued to improve. Overall income grew, due to the increase in demand, good performance from recently completed acquisitions and tight cost control in all operations.

Poland/Ukraine

The Polish economy continued to build on the improvement evident at the end of 2003 with GDP growth of 5.7%. However, unemployment remains high at over 20% and many structural imbalances in the economy remain to be addressed. Building material sales benefited from the firmer economic tone and Polish entry into the European Union in May and income advanced strongly in all our major companies.

Cement demand was exceptionally strong in the first half of the year reflecting more normal weather conditions than in 2003 and accelerated demand ahead of the May 1, 2004 increase in VAT on construction products. While sales moderated over the rest of the year, our annual cement volumes increased by over 3% in a competitive market. Good operating performance at the Ozarów plant, which benefited from ongoing rationalisation, resulted in higher income.

Concrete products experienced very strong first-half demand and this, coupled with an extensive reorganisation program, improved performance.

Blacktop and aggregates saw good volume increases as the Polish national roads program was rolled-out in the second half of the year and blacktop volumes were particularly encouraging.

The lime business performed well with volumes in line with expectation and, despite energy cost increases, income improved.

The Ukrainian economy grew strongly over the year and with it cement sales. Podilsky Cement performed well in a competitive market and income increased substantially.

Switzerland

The Swiss economy grew by 1.6% on the back of 7.6% export growth and low inflation at 0.8%. As the public finances remained in deficit, there were delays in some new project starts; nevertheless, construction output increased due to ongoing infrastructural investment and improved residential building.

Our cement, readymixed concrete and aggregates operations performed well despite intense competition due to better market conditions, the successful acquisition of Hastag and additional volumes to the Lötschberg tunnel project. Jura Cement commenced a phased capital project to expand clinker production capacity which will facilitate increased usage of alternative fuels yielding significant savings in operating costs. Income was well ahead of last year.

Spain

Construction output showed further growth. Markets generally continued to be competitive with margins in the important Madrid and Catalonia regions remaining under pressure. Improved pricing and operating efficiencies offset some volume declines resulting in an outcome similar to 2003.

Portugal

Our 49% investment in Secil in June 2004 gave the Europe Materials Division a new platform for growth on the Iberian peninsula and in the Mediterranean basin. Secil is the second largest cement producer in Portugal and is vertically integrated into readymixed concrete and aggregates. Secil is also a leading cement producer in Tunisia where the economy is growing at 5% per annum and has a 21% stake in a prominent Lebanese cement producer. Results for the period of ownership have met our expectations and exceeded Secil’s performance in the corresponding period of 2003.

Israel

The dominant factor for Mashav, in which CRH has a 25% stake, continues to be the difficult political situation. Cement demand declined again in Israel but increased in the West Bank and Gaza. Despite lower overall volumes, income was ahead of 2003 due to improvement in operating efficiency, ongoing cost reduction and new marketing initiatives.

Outlook 2005—Europe Materials

Republic of Ireland

Irish construction activity continues at a strong level with volumes ahead in most product categories.

Other—Europe

In our Europe Materials operations, despite some variations in demand, overall volumes for the first four months of 2005 are broadly in line with 2004 and price increases necessary to recover higher energy and other input costs are being implemented in most markets. Our operations in Finland and Switzerland have recovered from weather related setbacks in March. Although demand in Poland has been particularly affected by late winter weather the outlook is positive as we move into the busier months in that country. The trends to date in our Iberian operations are encouraging and 2005 will of course benefit from a full year’s contribution from our investment in Secil.

Americas Products & Distribution

In 2004, the Americas Products & Distribution Division was the second largest contributor to Group net sales and the second largest contributor to Group operating income.

The Division is comprised of two reportable segments, Products and Distribution. Discussions of each of the reportable segments follow and highlight the key achievements and challenges during the year.

2004 overview

Products (comprising four groups—Architectural Products, Precast, Glass and South America)

					Analysis of change
Results € million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic
Net sales	19%	2,461	2,196	+265	-189	+97	+111	+246

Operating income	20%	255	216	+39	-18	+10	+14	+33

Operating income margin		10.4%	9.8%

1.	The U.S. dollar was on average 9% weaker against the euro in 2004 when compared to 2003.

Our product groups all reported excellent sales and operating income gains for the year. Internal cost control initiatives and proactive pricing mitigated the impact of significant increases in petroleum and steel-based products and components during the year and, together with strong volumes, led to improved margins overall. The Division also benefited from initial contributions from 2004 acquisitions.

The economic improvement in the United States was broadly based although the Midwestern states lagged somewhat. Unaffected by increases in short-term interest rates, residential construction remained at strong levels while some segments of commercial building experienced modest recovery from the low levels of recent years.

Argentina’s economy improved further while Chile continued its steady though modest growth trend. As a result, all of the South American companies made gains and in total reported strong income improvement.

Overall, the Division recorded an 18% increase in sales and a 28% improvement in operating income before translation adjustments.

Architectural Products

Architectural Products group (“APG”), pursued operational improvements and selective price increases to meet the challenges of rising energy and cement costs and reported increases in sales and income for the year. The Northeast and South regions, along with clay brick producer Glen-Gery, performed particularly well.

The group saw significant gains with retail customers and in its Belgard® hardscapes business. APG is supporting these high-growth segments with a major plant construction program. In 2004, it committed approximately €60 million for three new paver plants in Ohio, northern California and Arizona and three others under construction in Maryland, Pennsylvania and Florida. Construction of a block plant and a patio paver plant, the initial components of a planned integrated manufacturing complex near Chicago, is also underway.

APG spent almost €60 million on acquisitions including strategic entries into new products/markets. In January, we purchased 50% of Paver Systems with three paver plants in Florida. Paver Systems manufactures hardscapes for professional installation and complements the retail DIY focus of Matt Stone, a 2003 acquisition in Florida. Also in January, we acquired Greenleaf Products, which supplies bagged mulch and soil to homecenters and other retail chains from five plants in Florida, Georgia and Mississippi. This extends APG’s product offering to the lawn and garden departments of major retailers. The acquisition in March 2004 of Custom Surfaces, the leading provider of premium countertops in Georgia and South Carolina, expands APG’s ties with homebuilders and homecenters. Anchor Block, a Florida-based producer of segmental retaining walls and architectural masonry, was acquired in December 2004.

Precast

General improvement in construction markets, as well as a modest turnaround in the telecommunications sector, resulted in a 10%+ improvement in sales in our legacy operations. We came into the year with a stronger backlog and maintained that early momentum throughout the year. Improved prices and overhead cost savings were achieved which helped offset significant increases in the prices of steel, cement and fuel, and with strong volume increases, income showed a significant improvement.

In August 2004, Mega Cast in Georgia and the New Basis precast operations in Texas joined the group. Both acquisitions complement and expand our existing markets in Georgia and Texas. In keeping with our program of continued investment and improvement in existing plants, we completed the construction and relocation of our Kentucky plant to give us expanded capacity and improved efficiency.

Glass

Trading conditions improved in 2004. A recovery in commercial construction contracts contributed to significant organic sales and income growth in 2004, and with solid contributions from 2003 and 2004 acquisitions, sales increased by more than 15%. Demand for blast-resistant products was very strong and the group’s joint venture, Oldcastle Arpal LLC, enjoyed record sales and income.

In July 2004, the group expanded geographically into the Northeast with the acquisition of Floral Glass, a leading fabricator and distributor of architectural glass products with facilities in New York, Connecticut and New Jersey. Floral’s flagship plant, located 45 miles east of New York City in Long Island, has served the New York metropolitan market for over 50 years. This acquisition is well-positioned to strengthen our presence in the New England states, where the Glass group previously did not have a manufacturing facility.

In November 2004, the Glass group began construction of a greenfield plant in Missouri to provide dedicated capacity for larger, complex architectural curtain wall projects that incorporate high-performance solar control glass. The operation features advanced, automated glass fabrication equipment and is located in a low-cost electric utility co-operative.

South America

Taking advantage of good residential construction levels, the Argentine clay products business achieved a strong performance with increased domestic shipments being complemented by export sales. Despite weak commercial building activity, the Argentine glass business prospered from strong export sales. In a competitive environment, our Chilean glass business re-focused towards value-added products and took aggressive measures on cost control to record a good improvement in results.

Distribution

2004 overview

					Analysis of change
Results € million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic
Net sales	8%	1,014	986	+28	-89	+7	+38	+72

Operating income	5%	64	52	+12	-5	+1	+4	+12

Operating income margin		6.3%	5.3%

1.	The U.S. dollar was on average 9% weaker against the euro in 2004 when compared to 2003.
2.	Margins in businesses acquired during 2004 and 2003 were on average higher than in existing businesses.

The Distribution group’s centralised organisation structure maximises the group’s purchasing power and the propagation of best practices in critical business processes such as IT, financial control, management of back office functions, credit, inventory, logistics and human resources.

Overall, the business environment improved in 2004. The Atlantic seaboard in particular was better; the Midwest, where the company’s presence is not as large, was weaker. Hawaii–based G.W. Killebrew, acquired in January 2004, performed ahead of expectations.

The steep increases in the prices of many of the commodities handled by the Distribution group facilitated further gains in gross margins, though some of these gains may be of a onetime nature. The devastating hurricanes in August and September 2004 led to a significant increase in demand in Florida.

The Distribution group has had several years of good sales and income growth, and reported record levels of both in 2004.

Outlook 2005—Americas Products & Distribution

As at the date of this Form 20-F, our Precast, Architectural Products and Glass Groups in North America have all had a positive start to the year against a backdrop of sustained strong residential activity and ongoing improvement in non-residential demand. The Distribution Group has performed particularly strongly through the quieter early months and continues to build on the progress of recent years. Despite higher input costs our South American operations are performing ahead of expectations.

Europe Products & Distribution

In 2004, the Europe Products & Distribution Division was the largest contributor to Group net sales and the third largest contributor to Group operating income. The Division is comprised of two segments, Products and Distribution.

2004 overview

2004 was a year in which the Division contended with relatively slow-moving markets, particularly in housing, and significant increases in input costs while successfully integrating substantial 2003 acquisitions. The Division overall achieved record sales and operating income, up 35% and 49% respectively.

Products

					Analysis of change
Results € million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic
Net sales	18%	2,245	1,721	+524	+6	+390	+51	+77

Operating income	15%	190	143	+47	+1	+39	+5	+2

Operating income margin		8.5%	8.3%

1.	Margins in acquired businesses in 2003 and 2004 were higher than ongoing operations.

The Products segment is organized into four product groups – Concrete Products, Clay Products, Insulation and Building Products. The Building Products group in turn comprises 3 sub-groups: Fencing & Security, Daylight & Ventilation and Construction Accessories.

Concrete Products

The group achieved significant growth in 2004 from both acquisitions and legacy businesses. Income was well ahead of 2003 despite weakness in key markets and rising raw material costs.

Architectural

Our Dutch concrete businesses faced tough competition due to market overcapacity and downward price pressure; however, the Belgian garden market achieved significant growth. Despite weakness in the German economy, EHL maintained volumes and market position although higher raw material costs and selling price pressure led to lower profitability. EHL’s Slovakian subsidiary performed ahead of expectations. Sales and operating income from our U.K. operations also grew, underpinned by a robust performance from the masonry division.

Structural

Growth was primarily due to 2003 acquisitions (Cementbouw plus three others) and the June 2004 acquisition of Ergon. The latter, with operations in Belgium, France and Poland, provides market leadership in

Belgium, offers significant synergies with other operations and contributed strongly to income. The Belgian structural businesses successfully passed on cost increases in steel, an important component of reinforced concrete. In contrast, the Dutch companies had less success in passing on these costs, resulting in lower income despite cost-cutting measures and synergies from the integration of the Cementbouw companies. The French concrete operation successfully continued its new market development, while carefully managing a declining pole business, thereby reporting improved results. Integration of acquisitions and the full-year impact of previous restructuring plans were key to this improvement. Successful integration of the Danish operations acquired in September 2003 resulted in a strong performance for that business.

Towards year-end, the Concrete Products group acquired Klaps, a leading manufacturer of concrete paving, sewerage and water treatment products based in northern Belgium, and the remaining 50% of Kellen Concrete Products in the Netherlands. Neither deal had a significant impact on results for 2004.

Sand-lime Brick

During 2004, we focused on enhancing our relationships with our contractor customers, developing the Calduran brand and improving our administrative systems. Through superior systems and a new product line, the group provides innovative systems to its customers, emphasising construction efficiency and flexibility. The business turned in an excellent performance in its first full year with CRH.

Cementbouw joint venture

This business, which is involved in materials trading and readymixed concrete in the Netherlands and in which CRH has a 45% share, experienced tough trading conditions in weaker infrastructure markets.

Clay Products

While there was an increase in U.K. housing starts in 2004, overall brick volumes declined mainly due to the continued movement to less brick-intensive dwellings. With increased kiln availability following rebuilds, Ibstock brick volumes declined somewhat less than the market. Higher energy costs impacted the business but, through a combination of price increases and better productivity, income improved.

In Mainland Europe, we have 15 production and two trading locations. In the Netherlands, we are a market leader in high-end facing bricks, clay pavers and brick merchanting. We are the market leader in the German clay paver market, a strong regional player in facing bricks and a niche player in rooftiles. In Poland, we are a major producer of facing bricks. The group made its first acquisition in Belgium in June 2004 with the purchase of the country’s leading brick merchant. Through better pricing and productivity, these businesses achieved improved results despite weakness in the residential and commercial sectors, especially in the Netherlands and Germany.

Insulation

A strong advance in sales was achieved largely from the full-year contribution of 2003 acquisitions, but also through organic growth despite challenging market conditions. However, immediate recovery through higher selling prices of unprecedented second-half raw material cost increases proved difficult, resulting in a substantial adverse impact on income for the year.

Building Products

Market conditions for these businesses in Germany and the Netherlands were challenging with sales growth generated primarily through acquisitions. However, income increased significantly due to cost control, synergies and acquisition benefits. Three add-on acquisitions during the year strengthened market positions in the U.K. and the Netherlands.

Fencing & Security had a good year. Integration of 2003’s acquisitions, cost control and other synergies resulted in a good income increase. In the U.K., we had an excellent year driven by government spending and strong market positions. Despite a weak Dutch market, our fencing operations performed well. The successful integration of our two businesses in Germany resulted in good returns, well ahead of expectations. Magnetic Autocontrol, based in the south of Germany, enjoyed strong export order activity but suffered from the stronger euro. The December acquisition of Broughton Controls, a U.K.-based company, strengthened our position in access control systems.

Daylight & Ventilation faced disappointing sales in Germany and the Netherlands but, as a result of prior restructuring and good cost control, income improved. In April 2004, we acquired Airvent, a U.K.-based service and maintenance company specialising in smoke exhaust systems.

The Construction Accessories group performed very well in its first full year. Mavotrans, in the Netherlands, was acquired in July 2004 extending our position in this product category.

Distribution

					Analysis of change
Results € million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic
Net sales	15%	1,904	1,362	+542	-6	+481	+76	-9

Operating income	10%	127	70	+57	—	+44	+3	+10

Operating income margin		6.7%	5.1%

1.	Margins in acquired businesses were on average higher than in ongoing operations.
2.	Underlying net sales decreased by €9 million. Underlying operating income increased by €10 million.

Distribution

2004 was a year of excellent progress for the Distribution group. While market conditions were less favourable than 2003, increased levels of sales by 39.8% and operating income by 81.4% were achieved through contributions from acquisitions and better performance in the legacy businesses.

DIY

Our DIY homecenter business in the Benelux had another good year despite weaker consumer confidence. Further advances were made in operating income due to acquisitions and rigorous cost focus. This business now operates a network of 133 stores. Our DIY joint venture in Portugal made further progress.

Builders Merchants

In difficult markets, increases in sales and operating income were achieved by our builders merchants activities which serve professional customers.

Netherlands: Income improved substantially aided by the Cementbouw acquisition, cost reduction programs and other synergies. In November, we acquired NCD Builders Merchants adding 17 locations to our existing 52 branches. Our specialist merchants generally performed well although the ironmongery business had another difficult year.

France: Our businesses in Ile-de-France had mixed fortunes and overall income fell short of 2003 levels.

Switzerland: Our merchanting businesses made further significant progress, with improved sales and an advance in operating income.

Poland: In October, we sold our 56% stake in GenBud S.A. to our Polish joint venture partners.

Outlook 2005—Europe Products & Distribution

The overall economic backdrop for our Europe Products & Distribution activities in the Benelux, Germany and France remains subdued and trading over the early less busy months in 2005 was not helped by severe March weather. These conditions impacted demand in our Concrete operations, but our Clay and Building Products businesses have had a more positive start to the year. Insulation operations continue to suffer from volatility in energy-related input costs. In Distribution, while Builders Merchants sales were hampered by poor March weather, our DIY activities have been less affected.

Americas Materials

In 2004, the Americas Materials Division was the third largest contributor to Group net sales and the fourth and smallest contributor to Group operating income.

					Analysis of change
Results € million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic
Net sales	22%	2,842	2,831	+11	-257	+48	+40	+180

Operating income	22%	272	291	-19	-26	-4	+6	+5

Operating income margin		9.6%	10.3%

1.	The U.S. dollar was on average 9% weaker against the euro in 2004 when compared to 2003.
2.	Margins reduced due to increased energy costs.

2004 overview

Although Federal highway funding in 2004 was slightly higher than in 2003, the uncertainty surrounding the lack of a Federal Highway Bill, combined with states reducing their share of highway spending due to budget deficits, resulted in an overall decline in highway spending. However, residential markets remained strong, buoyed by continued low interest rates, while non-residential construction saw some improvement but remained at historically low levels. This backdrop resulted in a modest decline in heritage asphalt volumes, offset by improvements in heritage aggregate and readymixed concrete volumes.

Escalating energy costs, which reached unprecedented levels through the busy autumn construction season, fed through rapidly into input costs eroding the benefits of price improvements. Bitumen costs increased for the third consecutive year, rising 9%. Energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, had a composite cost increase of 22%. Diesel fuel and gasoline used to power our mobile fleet increased by 16%. Our winter-fill program, accounting for 33% of our total bitumen purchases, was profitable but was hurt by the volatile energy markets.

Despite the difficult backdrop and an overall decline in margins, a strong focus on operating cost reduction measures, combined with a moderate amount of new development, resulted in a modest increase in operating income before translation effects.

Development activity resulted in 12 add-on transactions to existing operations with combined spending of €160 million. The largest acquisition completed during the year was Gallo in New Jersey. This business, with owned and permitted reserves of 300 million tons, is an ideal fit with Tilcon’s activities in New Jersey and should generate benefits from consolidation of existing quarries and savings in transportation and other operating costs. The Division successfully completed 11 other add-on deals that complement existing operations and continue the focus on acquiring strategically located high-quality aggregate reserves. In addition, in order to address capacity constraints at existing quarries in Pennsylvania, the Division initiated a project to develop a greenfield site with 200 million tons of high-quality permitted stone reserves.

Total volumes increased 11% in aggregates, 14% in readymixed concrete and 1% in asphalt. Heritage volumes suffered from the challenging conditions and declined approximately 1% in asphalt, while aggregates increased 6% and readymixed concrete increased 11% year-on-year. Overall prices increased 3% in aggregates, 4% in readymixed concrete and 6% in asphalt.

New England

2004 combined tough economic conditions and higher energy costs, leaving income lower than 2003 levels. Vermont continued to divert paving monies to several ongoing large projects. New Hampshire, Maine and Massachusetts experienced good volumes from solid state highway programs but high energy prices reduced margins, especially in their asphalt business. Connecticut markets were muted with private construction remaining strong but the highway markets were impacted by the state budget deficit and local political issues.

New York/New Jersey

Our New York/New Jersey businesses had a mixed year with overall results broadly unchanged on 2003 levels. Our aggregate operations in the New York metropolitan area benefited from good markets in both the private and infrastructure sectors with buoyant residential markets in and around Manhattan combined with several large transit and water/sewer projects. In addition, the continuing recovery of the area around the site of the 9/11 attack in lower Manhattan helped support demand. In New Jersey, asphalt margins were lower due to intense competition although the aggregate side of the business improved. In Upstate New York, income in the Albany region improved while in Rochester, despite management action, results declined as the market continued to suffer from cutbacks at several large local employers.

Central

Overall operating income decreased. In the Mid-Atlantic group, consisting of Pennsylvania and Delaware, results declined significantly due to intense competition and poor highway markets. West Virginia had improved results while our Ohio operations were unable to recover the impact of higher energy costs despite a fairly strong market environment. Michigan was disappointing due to severe cutbacks in the highway program as the state authorities wait to see what the re-authorisation of TEA-21 means to Michigan before addressing their lack of highway funding.

West

The West region comprises a wide geographic area, with nearly 300 locations in 12 states west of the Mississippi River. Trading conditions varied across the region, but overall market strength, the integration of recent acquisitions and cost reduction programs resulted in significantly higher income. Utah and Idaho saw significant volume increases, benefiting from improved residential and non-residential markets after a number of slack years. Our asphalt business also increased income as the states continued to refocus their expenditures on asphalt intensive maintenance projects. Colorado advanced due to stronger highway markets. Wyoming and South Dakota continued to perform exceptionally well, while our small operations in New Mexico returned to profitability following significant cost reduction. Subdued markets and continued tough competition resulted in a slight decline in income in our Washington and Montana operations.

Outlook 2005—Americas Materials

Activity levels to date in the Americas Materials Division have exceeded expectations. The indications from awards of highway sector paving contracts suggest good progress in our efforts to improve product prices and recover higher input costs, while backlogs are solid. Negotiations on the renewal of TEA-21, the U.S. Federal highway program which will underpin demand in future years, are progressing with finalisation anticipated in the coming months.

2003 compared with 2002

Results

The key components of 2003 performance are analyzed in the table below.

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

Incremental impact of acquisitions

The incremental 2003 impact of acquisitions completed during 2002 shown in the table below principally reflects the full year inclusion of acquisitions by the Concrete Products group in Belgium and Germany (primarily the EHL group, the largest deal completed by CRH in 2002) and by both the Distribution group and the Materials Division in Switzerland. In the Americas, the Materials Division and the Architectural Products and Distribution groups benefited from the incremental impact of bolt-on acquisitions completed during 2002.

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

Ongoing operations

After a difficult first half, in which all four Divisions reported operating income declines in ongoing operations, the second half of 2003 saw substantial improvement. This resulted in a full year ongoing operating income decline of €16 million, a significant improvement on the €66 million ongoing decline reported at the halfway stage. The most severe decline was experienced by the Americas Materials Division which finished the year with heritage volumes behind 2002 and suffered from the inevitable cost inefficiencies associated with a shortened construction season. Despite a strong advance in Distribution and a maintained Precast performance, ongoing operating income in the Americas Products & Distribution Division also declined due to reductions in Glass and Architectural Products which were affected by very competitive markets. The Europe Materials Division reported similar underlying operating income with a continuing good performance in Ireland and a strong second-half recovery in its Polish and Finnish operations. This performance was further enhanced by the absence of 2002’s Polish rationalization charge. Europe Products & Distribution reported a good underlying advance principally attributable to its clay, distribution and insulation activities.

Analysis of the change in net sales, income before interest expense and income before tax for 2003

(including share of joint ventures)

	2002	Exchange translation effects	2002 at average 2003 FX rates	Incremental impact in 2003			Ongoing operations	2003
€ million				- of 2002 acquisitions	- of 2003 acquisitions	- of 2003 rationalization
Net sales	10,794	(1,150)	9,644	489	826	—	121	11,080

Operating income	1,048	(112)	936	30	89	6	(16)	1,045
Goodwill amortization	(70)	7	(63)	(3)	(10)	—	—	(76)
Gain on sale	16	—	16	—	—	—	(3)	13

Income before interest expense	994	(105)	889	27	79	6	(19)	982
Net interest expense	(138)	19	(119)	(10)	(28)	—	39	(118)

Income before tax	856	(86)	770	17	51	6	20	864

Change		-10%		+2%	+6%	+1%	+2%	+1%

Taxation as a percentage of income before taxes at 25.2% was 1.3 percentage points lower than 2002 (26.5% in 2002).

Net income attributable to ordinary shareholders for 2003 amounted to €640.6 million, an increase of 2.8% over 2002 net income of €623.3 million.

The growth in net sales, net income per share and net dividend over a five and ten-year period are highlighted below.

Compound average growth rates (based on Irish GAAP)

	5-Year	10-Year
Net sales	16%	19%
Net income per share	11%	18%
Net dividend	12%	13%

Americas Materials

In 2003, the Americas Materials Division was the third largest contributor to Group net sales and the largest to Group operating income.

Results € million	% of Group	2003	2002	Change	Analysis of change
					Exchange translation	2002 acquisitions	2003 acquisitions	Organic*
Net sales	25%	2,831	3,072	-241	-504	+54	+202	+7

Operating income	28%	291	336	-45	-55	+4	+23	-17

Operating income margin		10.3%	10.9%

1.	The U.S. dollar was on average 16% weaker against the euro in 2003 when compared to 2002.
2.	Net sales before translation increased by 10% primarily due to acquisitions. Margins reduced due to increased energy costs.
*	The terms “organic” and “underlying” have the same meaning in the discussion that follows.

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

Another busy development year saw significant add-ons to existing operations with a combined spend of €320 million on 10 deals. The largest acquisition completed during the year was S.E. Johnson in Ohio and Michigan, combined with the subsequent swap of certain non-core Indiana assets for six quarries in the southeastern United States and a quarry in Michigan. The Division successfully completed eight other add-on deals that complement its existing operations.

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

Funding under TEA-21, the U.S. Federal highway spending program, was similar to 2002. However, the 2003 Federal Appropriation Bill was delayed which, combined with states reducing their share of highway spending due to budget deficits, resulted in an overall decline in highway funding. Across our operations, residential markets remained strong buoyed by continued low interest rates. Non-residential construction continued to fall reflecting the slower economy.

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

Argentina’s economy improved due to stabilization of the Peso with private financing of housing leading to a better construction market. The Chilean economy improved modestly during the year.

Against the background of these challenging macroeconomic circumstances and with the benefit of significant acquisition activity, the segment recorded an increase in sales and operating income before translation.

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

The Products segment is organized into four product groups – Concrete Products, Clay Products, Insulation and Building Products. The Building Products group in turn comprises 3 sub-groups: Fencing & Security, Daylight & Ventilation and Concrete Accessories.

Concrete products

This group produces architectural (pavers, tiles and blocks) and structural (floor and wall elements, drainage and poles) concrete products. Predominantly supplying the new-build sector, the group experienced difficult markets in 2003. In this challenging environment, the Concrete Products group delivered a strong performance, with legacy businesses reporting results just below 2002 and a strong contribution from 2002 and 2003 acquisitions.

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

The structural group delivered a robust performance in the weak Benelux market, with legacy businesses matching 2002 results. The 2003 acquisitions, Maessen (Belgian bolt on) and Betonelement (leading Danish producer of precast concrete elements), performed well and have fitted-in with our existing structural businesses. Operations in France saw a decrease in underlying sales and income due to the ongoing weakness of the telecom sector and the French power pole market. This drop was moderated through cost cutting, efficiency improvement and product development. Encouragingly, the Belgian operations reported a good operating income improvement. The acquisition in December of three concrete pole plants from Amec Spie is an important step in the ongoing rationalization of this market in France.

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

Insulation

The Insulation group is a leading foam insulation manufacturer in Europe with strong positions in the U.K., Ireland, the Benelux, Germany, Poland, Scandinavia and the Baltic area. In October, the group extended its operations with the acquisition of Unidek, a leading producer of expanded polystyrene insulation products and roofing systems with factories in the Netherlands and Germany. Both sales and operating income were significantly ahead of 2002.

Building products

Building Products comprises of three sub-groups: Fencing & Security, Daylight & Ventilation and the newly-acquired Construction Accessories. The group had a strong year with acquisitions contributing to a strong increase in sales and operating income.

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

The Construction Accessories group was formed following the acquisition in April of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. The company had a strong year with sales and income in line with our expectations.

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

Poland: Our Warsaw-based merchant, GenBud, showed another advance in sales and income.

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

New Accounting Standards

Impact of International Accounting Standards

The Group has prepared its consolidated financial statements included in this Form 20-F in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which are consistent with U.K. GAAP.

As part of the European Commission’s plan to develop a single European capital market, the application of International Financial Reporting Standards (“IFRS”) is mandatory for the consolidated financial statements of all entities whose securities are listed on a regulated exchange in the European Union (“EU”) and applies in respect of accounting periods commencing on or after January 1, 2005. The Regulation passed by the EU requires that IFRS-compliant financial statements be produced by CRH for the financial periods ending June 30, 2005 and December 31, 2005 and that those financial statements contain a full set of disclosures for the comparative periods in 2004. Under this Regulation, the transition date to IFRS (being the beginning of the earliest period for which the Group presents full comparative information under IFRS in its first IFRS financial statements as stipulated under IFRS 1 First-time Adoption of International Financial Reporting Standards) is January 1, 2004.

General

As noted above, all publicly quoted European companies in the EU are required to prepare consolidated financial statements in accordance with IFRS as adopted by the European Commission in respect of accounting periods commencing on or after January 1, 2005. The financial information presented below has been prepared in accordance with International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) and with International Accounting Standards (“IAS”) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorized by the IASB and remain in effect.

Qualifications to be taken into account

The majority of the IASs/IFRSs have been approved by the European Commission. However, a number of IASs/IFRSs remain to be approved at the date of this annual report on Form 20-F, and failure to approve these outstanding standards in time for 2005 financial reporting could lead to changes in the basis of accounting or in the basis of presentation of certain financial information from that adopted.

Furthermore, the restated 2004 financial information provided is subject to the issuance by the International Accounting Standards Board of additional Interpretations prior to the end of 2005 which may have retrospective impact and thus require to be applied in the 2005 financial statements and the related 2004 comparatives. As a result, it is possible that further changes may be required to the 2004 financial information below prior to its inclusion as comparative data in the published 2005 interim and year-end consolidated financial statements under IFRS.

The financial instruments accounting policy takes full account of the revised version of IAS 39 approved by the European Commission under which the fair valuation of financial liabilities is prohibited. In addition, the European Commission has yet to approve the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures enabling the recognition of actuarial gains and losses in the Statement of Recognized Income and Expense in the same manner as FRS 17 under Irish GAAP. CRH has elected to adopt this Amendment in relation to accounting for actuarial gains and losses arising on the Group’s defined benefit pension schemes and similar arrangements after the transition date prior to its effective date.

The impact of the transition to IFRS on the Group financial statements is summarised as follows:

€ million	Full-year 2004*				Interim 2004 (Unaudited)
	Irish GAAP		IFRS		Irish GAAP		IFRS
Group Income Statement
Revenue	12,819.7		12,754.5		5,670.4		5,607.9
Operating income (EBITA)	1,247.0		1,220.2		384.6		370.2
Income before finance costs	1,156.9		1,231.0		342.3		376.2
Income before tax (IBT)	1,017.0		1,104.0		274.7		319.4
Income after tax	769.9		871.8		205.7		255.9

Tax rate (as a % of IBT)	24.3%		21.0%		25.1%		19.9%
Basic EPS (euro cent)	143.9	c	163.6	c	38.1	c	47.7	c

Group Balance Sheet

Total assets	11,867.6		13,072.0		12,188.5		13,353.9
Total liabilities	6,567.2		8,092.6		7,022.2		8,601.1

Total equity	5,300.4		4,979.4		5,166.3		4,752.8

Net debt	2,440.7		2,758.1		3,174.7		3,493.2

	Year-end 2004	30 June 2004
Reconciliation of net debt
As reported under Irish GAAP	2,440.7	3,174.7
Proportionate consolidation of joint ventures	257.0	258.3
Reclassification from minority interest	54.2	65.0
Fair valuation of derivatives	6.2	(4.8)

Restated under IFRS	2,758.1	3,493.2

*	Extracted from audited consolidated financial statements for the year ended December 31, 2004

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). These differences are described and outlined in Note 31 of the Notes to Consolidated Financial Statements.

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

The accounting policies which involve significant estimates, judgments or assumptions, the actual outcome of which could have a material impact on the Group’s results and financial positions, are:

Measurement of environmental liabilities

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. The environmental liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability, and involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

For further discussion related to environmental matters, see “Item 4—Information on the Company—Environmental Regulations” on page 38.

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

Legal contingencies

The Group is currently involved in various claims and legal proceedings. Periodically, the status of each significant matter is reviewed by management and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is accrued for the estimated loss. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Taxation

The determination of the Group’s provision for income tax requires management to make certain judgments and estimates. In the ordinary course of business of the Group, there are many transactions and calculations where the ultimate tax outcome is uncertain. Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made.

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

Pensions and other post-retirement benefits

The amounts recognized in the Consolidated Financial Statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare costs trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, on future labor market conditions and (iv) for healthcare cost trend rates, on the rate of medical cost inflation in the regions of the world where the benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and postretirement benefit obligation for 2004, 2003 and 2002 are disclosed in Note 29 to Consolidated Financial Statements. In accordance with Irish GAAP and U.S. GAAP, actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs are accumulated and amortized over future periods and therefore generally affect recognized expense and recorded obligations in future accounting periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other postretirement obligations and expenses in future accounting periods.

Impact of Inflation

Inflation has not had a material effect on the Group’s consolidated results of operations and financial condition during the three-year period ended December 31, 2004.

Liquidity and Capital Resources

2004 compared with 2003

Despite spending a total of €1.4 billion on acquisitions, investments and capital projects, the strong cash generation characteristics of the Group, combined with a favourable translation adjustment, limited the increase in net debt to just €133 million.

The €0.9 billion acquisitions and investments spend for 2004 includes the purchase of the 49% stake in Secil completed in June together with some 39 small to medium-sized deals across the Group’s operations. Approximately 70% of this total was spent in Europe with the remaining 30% invested in the Americas.

The increased depreciation and goodwill amortisation charges reflect the impact of capital expenditure and acquisitions completed in 2003 and 2004.

Taxation payments in 2004 were higher than in 2003 reflecting both improved Group profitability and the deferral of some payments related to 2003 United States tax liabilities into 2004.

Capital expenditure of €520 million represented 4.2% of Group net sales (2003: 3.7%) and amounted to 1.05 times depreciation (2003: 0.88 times). Against an improving market backdrop, an increasing number of larger development projects was initiated as the year progressed with particular emphasis on the expansion of capacity to meet growing customer demand in the fast-growing United States homecenter and hardscape markets.

Strong final quarter demand in Ireland and in our Americas Products & Distribution activities resulted in higher year-end receivables balances and a working capital outflow for the year of €100 million.

Proceeds from share issues principally reflect the take-up of shares in lieu of dividend under the Company’s scrip dividend scheme (€36 million) augmented by issues under Group share option and share participation schemes (€37 million).

Exchange rate movements during 2004 reduced the euro amount of net foreign currency debt by €33 million. This reflected an 8% revaluation of the euro against the U.S. dollar from 1.2630 at end-2003 to 1.3621 at end-2004 partly offset by a strengthening of the Polish Zloty. The more favourable translation adjustment in 2003 reflected the more significant 20% revaluation of the euro versus the U.S. dollar from 1.0487 at end-2002 to 1.2630 at end-2003 which was accompanied by a weakening of the Zloty.

Debt net of cash amounted to €2,440.7 million at December 31, 2004, compared with €2,308.1 million at December 31, 2003. Due to the increase in equity exceeding the increase in net debt, the Group’s ratio of debt to ordinary shareholders’ equity of 46.8% at year-end 2004 was 1.7 percentage points lower than at year-end 2003. EBITDA interest cover (as defined on page 43) was 13.2 times in 2004 (2003: 13.1 times, 2002: 11.3 times).

Cash balances increased to €1,322.4 million at December 31, 2004 from €1,298.0 million at December 31, 2003 primarily as a result of overall net cash inflows partially offset by negative foreign exchange translation of €25.5 million. Currency analysis of the cash balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2004	443.9	345.2	336.7	147.7	48.9	1,322.4
December 31, 2003	408.5	421.8	238.4	190.7	38.6	1,298.0
December 31, 2002	478.9	547.6	294.0	173.4	39.3	1,533.2

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased from €4,757.7 million at December 31, 2003 to €5,216.6 million at year-end 2004. Earnings of €586.3 million retained for 2004, combined with proceeds of €72.7 million (net of expenses) from share issues (appropriations under the Group Share Participation Schemes (see “Item 6 – Directors, Senior Management and Employees”) and issues in lieu of dividends) were only partly offset by unfavorable currency translation effects of €200.1 million (principally due to the 8% revaluation of the euro against the U.S. dollar).

2003 compared with 2002

The cash inflow in 2003 from operating activities reflects our group operating income (before goodwill amortization) less interest adjusted for non-cash items and taxation payments. Working capital movements in 2002 had been favored by a run-down during that year of very high year end 2001 U.S. working capital levels following excellent fourth quarter weather conditions for the construction industry. A more normal seasonal demand pattern is evident in a €62 million outflow for 2003 compared with an inflow of €66.5 million in 2002.

Although 2003 was a very active year for acquisitions, the 2003 depreciation and goodwill amortization charges show little change on the 2002 levels largely due to exchange translation effects.

Taxation payments in 2003 were €59.4 million lower than in 2002 reflecting timing and exchange translation effects. Net interest paid reduced by €21.1 million, largely attributable to favorable exchange translation.

2003 spend of €1.6 billion on acquisitions and investments reflected the completion of the Cementbouw and S.E. Johnson acquisitions combined with 39 bolt-on deals across the Group’s operations. Approximately 65% of this total was spent in Europe with the remaining 35% invested in North America. This compared with €1 billion spent in 2002.

Against a challenging market backdrop, the Group continued to maintain a tight rein on capital spending although some larger development projects were initiated as 2003 progressed. Capital expenditure of €402.0 million (2002: €367.4 million) represented 3.7% of Group net sales (2002: 3.5%) and amounted to 0.88 times depreciation (2002: 0.81 times).

Proceeds from the sale of non-strategic long-lived and financial assets reduced to €77.9 million in 2003 from €104.4 million in 2002.

Proceeds from share issues principally reflected the take-up of shares in lieu of dividend under the Company’s scrip dividend scheme augmented by issues under Group share option and share participation schemes, and amounted to €41.1 million (2002: €36.7 million) net of issue expenses.

Dividends paid to shareholders and minority shareholders less dividends received from joint ventures and associates amounted to €131.0 million (2002: €111.5 million).

Exchange rate movements between end-2002 and end-2003 reduced the euro amount of net foreign currency debt by €243 million principally due to the weaker U.S. dollar.

Debt net of cash amounted to €2,308.1 million at December 31, 2003, compared with €1,709.9 million at December 31, 2002. Due to the increase in net debt the Group’s ratio of debt to ordinary shareholders’ equity of 48.5% at year-end 2003 was 12.5 percentage points higher than at year-end 2002. EBITDA interest cover (as defined on page 43) was 13.1 times in 2003 (2002: 11.3 times, 2001: 8.5 times).

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

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased from €4,746.7 million at December 31, 2002 to €4,757.7 million at year-end 2003. Earnings of €492.4 million retained for 2003, combined with proceeds of €41.1 million (net of expenses) from share issues (appropriations under the Group Share Participation Schemes (see “Item 6—Directors, Senior Management and Employees”) and issues in lieu of dividends) were largely offset by unfavorable currency translation effects of €522.5 million (principally due to the 20% revaluation of the euro against the U.S. dollar).

Borrowings and Credit Facilities

The Group has a U.K.£100 million Sterling Commercial Paper Program, supported by a U.K.£300 million multicurrency revolving credit facility, which is available for general corporate purposes. There were no amounts outstanding under this Program at December 31, 2004 (2003: nil).

During the year, the Group renewed a maturing Stg£300 million multi-currency syndicated facility and added a €200 million tranche, both with five-year maturity.

The Group finished the year in a very strong financial position with 97% of the Group’s gross debt drawn under committed term facilities, 91% of which mature after more than one year. These committed facilities are mainly with a number of international banks. Commitment fees are paid on the unused portion of the lines of credit, and borrowings under the facilities will be at prevailing money market rates. In addition, at year-end, the Group held €667 million of undrawn committed facilities which had an average maturity of three years.

At December 31, 2004, gross debt (including finance leases) amounted to €3,763.1 million (2003: €3,606.1 million, 2002: €3,243.1 million) of which approximately 33% was at fixed interest rates (2003: 30%, 2002: 27%).

An analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration at December 31, 2004 is as follows:

Payments due by period	less than 1 year	1-3 years	3-5 years	more than 5 years
	€m	€m	€m	€m
Gross debt	401.2	450.7	819.7	2,038.5
Finance leases	10.8	20.0	12.2	10.0
Operating leases	109.5	139.4	84.6	148.5
Purchase obligations	200.0	25.4	6.1	0.9
Deferred acquisition consideration	40.1	58.3	28.8	16.3

	761.6	693.8	951.4	2,214.2

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

Currency swap agreements

The Group enters into currency swap agreements to manage the group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations. The net book liability of the currency agreements amounted to €253.0 million as at December 31, 2004, and the fair values of the currency swap transactions are included under derivative contracts in Note 19 of Notes to Consolidated Financial Statements.

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,425.3 million in respect of loans, bank advances and future lease obligations, €23.7 million in respect of deferred acquisition consideration, €141.5 million in respect of letters of credit and €14.2 million in respect of other obligations.

Working capital

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2005.

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

Material Commitments for Capital Expenditure

At December 31, 2004, capital expenditure contracted but not provided in the financial statements amounted to €165.7 million and capital expenditure commitments authorized by the Directors but not contracted for amounted to €87.7 million. CRH expects that capital expenditure for the year 2005 will be somewhat higher than the amount spent in 2004, which amounted to €520.2 million. These expenditures will be financed from internal resources and management estimates that 2005 expenditure will be split approximately evenly between Europe and the Americas. The level of capital expenditure is regularly reviewed during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

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

Research & Development

Research and development is not a focus of CRH’s business. CRH’s policy is to expense all research and development costs as they occur.

Trend Information—2005

Energy markets remain volatile and higher input costs are generally a feature across our operations. However, we are encouraged by results to date in achieving cost recovery and look to further gains in this regard in the months ahead.

While as always there are uncertainties in economies and markets, overall 2005 has started well and with our focus on cost effectiveness and operational performance we look to continuing progress as we move into the more profitable second half of the year.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

Name		Title	Period during which the individual has served in this office (from appointment to June 2005)
D.W. Doyle	(Age 58)	Managing Director—CRH Europe Materials	1 year 5 months
N. Hartery	(Age 54)	Director (Non-executive)	1 year
T.W. Hill	(Age 49)	Chief Executive Officer—Oldcastle Materials	3 years 6 months
J.M. de Jong	(Age 60)	Director (Non-executive)	1 year 5 months
D.M. Kennedy	(Age 66)	Director (Non-executive)	16 years 1 month
M. Lee	(Age 52)	Finance Director	1 year 7 months
K. McGowan	(Age 61)	Director (Non-executive)	6 years 8 months
P.J. Molloy	(Age 67)	Chairman (Non-executive)	7 years 6 months
T.V. Neill	(Age 59)	Director (Non-executive)	1 year 5 months
A. O’Brien	(Age 68)	Director (Non-executive)—Senior Independent Director	12 years 7 months
J.M.C. O’Connor	(Age 58)	Director (Non-executive)	1 year
W.I. O’Mahony	(Age 58)	Chief Executive	12 years 7 months
J.L. Wittstock	(Age 55)	Managing Director—Europe Products & Distribution	3 years 6 months
A. Malone	(Age 52)	Secretary	10 years 1 month

Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill were appointed to the Board on January 19, 2004.

Mr. D. Godson and Mr. H.E. Kilroy retired from the Board on May 5, 2004. Mr. B.G. Hill retired from the Board on October 31, 2004.

Mr. N. Hartery and Dr. J.M.C. O’Connor were appointed to the Board on June 29, 2004.

Mr. W.P. Roef retired from the Board on May 4, 2005.

D.W. Doyle BE MIE Declan Doyle joined CRH in 1968 and has held a number of senior management positions within the Group’s European materials businesses, including Managing Director of Irish Cement Limited and Roadstone-Wood and Regional Director with responsibility for Poland and Ukraine. He was appointed Managing Director CRH Europe Materials in January 2003 and became a CRH Board Director in January 2004.

N. Hartery CEng, FIEI, MBA Nicky Hartery became a non-executive Director in 2004. He is Vice President of Manufacturing and Business Operations for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States.

T.W. Hill BA, MBA Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991 and became its Chief Executive Officer in January 2000. A United States citizen, he is responsible for the Group’s United States aggregates, asphalt and readymixed concrete operations. He was appointed a CRH Board Director with effect from January 1, 2002.

J.M. de Jong Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken nv. He is a former member of the Managing Board of ABN Amro Bank nv and continues to be a Special Advisor to the board of that company. He also holds a number of other directorships of European companies including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003.

D.M. Kennedy MSc David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including Jurys Doyle Hotel Group plc, The Manchester Airport Group plc, Drury Communications Ltd and Pimco Funds Global Investors Series plc. He was formerly Chief Executive of Aer Lingus plc.

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

T.V. Neill MA, MSc Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting’s global Board. He is Chairman of Meridea Financial Software Oy and AMT-Sybex Group Limited. He is a member of the Court of Bank of Ireland, a member of the Governing Body of the London Business School and is Chairman of Camerata Ireland.

A. O’Brien FCMA, FCIS Tony O’Brien became a non-executive Director in 1992. He is Chairman of C&C Group plc. He was formerly Chairman of Anglo Irish Bank Corporation plc and is a past President of The Irish Business and Employers Confederation.

J.M.C. O’Connor Joyce O’Connor became a non-executive Director in 2004. She is President of the National College of Ireland. She is a former senior Research Fellow in the Department of Social Science, University College Dublin and was Head of the Department of Languages and Applied Social Studies at University of Limerick. She is currently Chair of the Further Education and Training Awards Council and The National Guidance Forum and is a member of the National Qualifications Authority.

W.I. O’Mahony BE, BL, MBA, FIEI Liam O’Mahony joined CRH in 1971. He has held senior management positions including Chief Operating Officer of the United States operations and Managing Director, Republic of Ireland and UK Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and became Group Chief Executive in January 2000. He is a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board.

J.L. Wittstock BBA, CPA, MBA John Wittstock joined CRH in 1990 with the acquisition of HGP Industries. Prior to joining HGP, he worked in the brewing and food industries. He became Chief Executive Officer of Oldcastle Products & Distribution in January 2000 and joined the CRH Board in January 2002. He was appointed to his current position in October 2004. A United States citizen, he is responsible for managing and developing the Group’s product and distribution businesses throughout Europe.

A. Malone FCIS Angela Malone joined CRH in 1990 and was appointed Company Secretary in 1995.

Directors’ Compensation

The information on executive and non-executive Directors’ compensation, pension entitlements and options to purchase securities from the registrant or its subsidiaries is set out on pages R-1 to R-9 inclusive which are incorporated by reference in this Item.

Corporate Governance

This statement sets out the key governance principles and practices of CRH.

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the main and supporting principles of the revised Combined Code on Corporate Governance, which is appended to the Listing Rules of the Irish and London Stock Exchanges and which is applicable for reporting years beginning on or after November 1, 2003.

Board of Directors

Role

The Board is responsible for the leadership and control of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes approval of strategic plans for the Group, Board appointments, approval of financial statements, the annual budget, major acquisitions and significant capital expenditure, and review of the Group’s system of internal controls.

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

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are five executive and eight non-executive Directors. Biographical details are set out on pages 76 and 77. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards. The Board has determined that each of the non-executive Directors is independent. In reaching that conclusion, the Board took into account a number of factors that might appear to affect the independence of some of the Directors, including length of service on the Board and cross-directorships. In each case the Board decided that the independence of the relevant Director was not compromised.

Chairman

Mr. Pat Molloy has been Chairman of the Group since May 2000. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. Molloy holds a number of other directorships (see details on page 77) the Board considers that these do not interfere with the discharge of his duties to CRH.

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

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the report on Directors’ remuneration on pages R-4 to R-5.

Share ownership and dealing

Details of the shares held by Directors are set out on page 90.

CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH shares. Directors and senior management are prohibited from dealing in CRH shares during designated prohibited periods and at any time at which the individual is in possession of price-sensitive information. The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority and the Irish Stock Exchange.

Performance appraisal

The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director and the Company Secretary. A review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board.

Directors’ retirement and re-election

The Board has determined that when a non-executive Director has served on the Board for more than nine years, that Director will be subject to annual re-election. Of the remaining Directors, at least one-third retire at each Annual General Meeting and Directors must submit themselves to shareholders for re-election every three years. Directors appointed by the Board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

Board succession planning

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group. The Board engages the services of independent consultants to undertake a search for suitable candidates to serve as non-executive Directors.

Meetings

There were eight full meetings of the Board during 2004. Details of Directors’ attendance at those meetings are set out in the table on page 85. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2004, these visits were to the Netherlands and to Illinois/Ohio. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings.

The non-executive Directors met twice during 2004 without executives being present.

Committees

The Board has established five permanent committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group’s website, www.crh.com. Minutes of all Committee meetings are circulated to all members of the Board.

The current membership of each Committee is set out on page 85. Attendance at meetings held in 2004 is set out in the table on page 85.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The Audit Committee consists of four non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong is the Committee’s financial expert. It will be seen from the Directors’ biographical details, appearing on pages 76 and 77, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met nine times during the year under review. The Finance Director and Internal Audit Director normally attend meetings of the Committee, while the external auditors attend as required and have direct access to the Committee Chairman at all times.

The main role and responsibilities are set out in written terms of reference and include:

•	monitoring the integrity of the Group’s financial statements and reviewing significant financial reporting issues and judgements contained therein;

•	reviewing the effectiveness of the Group’s internal financial controls;

•	monitoring and reviewing the effectiveness of the Group’s internal auditors;

•	making recommendations to the Board on the appointment and removal of the external auditors and approving their remuneration and terms of engagement; and

•	monitoring and reviewing the external auditors’ independence, objectivity and effectiveness, taking into account professional and regulatory requirements.

These responsibilities are discharged as follows:

•	the Committee reviews the trading statements issued by the Company in January and July;

•	at its meeting in February, the Committee reviews the Company’s preliminary results announcement/Annual Report and accounts. The Committee receives reports at that meeting from the external auditors identifying any accounting or judgemental issues requiring its attention;

•	the Committee also meets with the external auditors to review the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission ;

•	in August, the Committee reviews the interim report;

•	the external auditors present their audit plans in advance to the Committee;

•	the Committee approves the annual internal audit plan;

•	regular reports are received from the Internal Audit Director on reviews carried out; and

•	the Internal Audit Director also reports to the Committee on other issues including, in the year under review, progress on the implementation of Section 404 of the Sarbanes-Oxley Act 2002, International Financial Reporting Standards and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment. These include:

•	the quality of reports provided to the Audit Committee and the Board, and the quality of advice given;

•	the level of understanding demonstrated of the Group’s business and industry; and

•	the objectivity of the auditors’ views on the controls around the Group and their ability to co-ordinate a global audit, working to tight deadlines.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

•	seeking confirmation that the auditors are, in their professional judgement, independent from the Group;

•	obtaining from the external auditors an account of all relationships between the auditors and the Group;

•	monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors’ judgement or independence;

•	considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors’ judgement or independence; and

•	reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors’ judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors. Under that policy, the auditors are prohibited from performing services where the auditors:

•	may be required to audit their own work;

•	participate in activities that would normally be undertaken by management;

•	are remunerated through a ‘success fee’ structure, where success is dependent on the audit; or

•	act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the Group auditors undertaking non-audit work. The auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Committee.

Details of the amounts paid to the external auditors during the year for audit and other services are set out on page 104.

The Finance Committee advises the Board on the financial requirements of the Group and on appropriate funding arrangements.

The Nomination Committee assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group by:

•	assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented;

•	establishing processes for the identification of suitable candidates for appointment to the Board; and

•	overseeing succession planning for the Board and senior management.

During 2004, the Committee identified, and recommended to the Board, a number of suitable candidates for appointment as non-executive Directors, resulting in four appointments to the Board. To facilitate the search for suitable candidates, the Committee uses the services of independent consultants. The Committee also reviewed succession planning at senior management level and in the four operating Divisions.

The Remuneration Committee, which consists solely of non-executive Directors considered by the Board to be independent:

•	determines the Group’s policy on executive remuneration;

•	determines the remuneration of the executive Directors;

•	monitors the level and structure of remuneration for senior management; and

•	reviews and approves the design of all share incentive plans.

The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Committee oversees the preparation of the report on Directors’ remuneration.

In 2004, the Committee determined the salaries of the executive Directors and the awards under the annual and long-term incentive plans; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management.

Corporate social responsibility

CRH is committed to corporate social responsibility and sustainable development. Excellence in the areas of environmental, health, safety, social and community performance is a daily key priority of line management. During 2004, CRH was recognised by several rating agencies to be among the sustainability leaders in its sector. An overview of the Group’s sustainability objectives and achievements is given in “Item 4—Information on the Company— Environmental Regulations” on page 32.

Code of business conduct

The CRH Code of business conduct is applicable to all Group employees and is supplemented by local codes throughout the Group’s operations. The Code is available on the Group’s website, www.crh.com.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. Conference calls are held following the issuance of trading statements and major announcements by the Group, which afford Directors the opportunity to hear investors’ reactions to the announcements and their views on other issues.

Trading statements are issued in January and July. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued in January and July each year.

In March 2004, following the publication of the Group’s results for 2003, an independent survey of major institutional investors was carried out and the results reported to the Board. The Board also received reports from management during 2004 on the issues raised by investors in the course of presentations following the annual and interim results.

The Group’s website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges.

The Company’s Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. Notice of the Annual General Meeting is sent to shareholders at least 20 working days before the meeting. At the meeting, after each resolution has been dealt with, details are given of the level of proxy votes lodged, the balance for and against that resolution and the number of abstentions.

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

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code) published in September 1999. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

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

The Board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. As outlined above, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group’s internal control system. The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

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

The Sarbanes-Oxley Act of 2002 will require public companies, both U.S. and non-U.S., to file with each Annual Report an internal controls report prepared by management and attested by the company’s independent auditor. The report must assess the effectiveness of CRH’s internal controls, over financial reporting, based on management’s evaluation as of the end of the fiscal year. The rules requiring filing of the internal control report will be effective in the case of non-U.S. issuers for fiscal years ending on or after July 15, 2005. This was extended to July 15, 2006 in March 2005. Accordingly, CRH will provide its first report on the company’s internal controls over financial reporting as part of its Annual Report on Form 20-F for the financial year ending December 31, 2006. As part of its Annual Report on Form 20-F, CRH will also be required to disclose the attestation report by its auditors relating to its report on internal control over financial reporting.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

As at February 28, 2005, the Board has taken the necessary steps to be in compliance with the provisions set out in section 1 of the 2003 Combined Code and with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Attendance at Board and Board Committee meetings during the year ended December 31, 2004

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
D.W. Doyle *	8	8
D. Godson **	2	2	1	1
N. Hartery ***	4	3							2	1	3	2
B.G. Hill ****	7	7
T.W. Hill	8	8
J.M. de Jong *	8	6			7	6
D.M. Kennedy	8	8	3	3	9	9
H.E. Kilroy **	2	1			2	2			2	1	2	1
M. Lee	8	8	3	3			2	2
K. McGowan	8	8	3	2	9	9
P.J. Molloy	8	8	3	3			2	2	6	6
T.V. Neill *	8	6							5	3	4	3
A. O’Brien	8	8					2	2	6	5	5	5
J.M.C. O’Connor ***	4	4			4	4
W.I. O.Mahony	8	8	3	3			2	2	6	6
W.P. Roef *****	8	8							6	5	5	5
J.L. Wittstock	8	8

Column A—indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B—indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

*	Appointed January 19, 2004
**	Retired May 5, 2004
***	Appointed June 29, 2004
****	Retired October 31, 2004
***** Retired	May 4, 2005.

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

The current membership of each Committee is as follows:

Acquisitions	Finance	Remuneration
P.J. Molloy, Chairman	P.J. Molloy, Chairman	A. O’Brien, Chairman
D.M. Kennedy	M. Lee	N. Hartery
M. Lee	A. O’Brien	T.V. Neill
K. McGowan	W.I. O’Mahony
W.I. O’Mahony

Audit	Nomination
K. McGowan, Chairman	P.J. Molloy, Chairman
J.M. de Jong	N. Hartery
D.M. Kennedy	T.V. Neill
J.M.C. O’Connor	A. O’Brien
W.I. O’Mahony

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

We have obtained an exemption from the NASDAQ requirements relating to Audit Committee approval of related party transactions under Rule 4350(h) and composition of the Nomination Committee entirely by independent Directors under Rule 4350(c)(4), as well as the requirement for a minimum of two executive meetings of the Board of Directors’ independent Directors under Rule 4350(c)(4).

With respect to Audit Committee approval of related party transactions, Irish law and practice as well as our codes of conduct provide for certain alternative safeguards. The Articles of Association of the Company require that any Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or other arrangement with the Company shall declare the nature of his interest at a meeting of the Board of Directors to accord with Irish law and, subject to certain exceptions, may not vote in respect of any contract arrangement or other proposal whatsoever in which he has any material interest other than by virtue of his interest in shares or debentures of the Company. Irish law also requires the disclosure in the Company’s accounts of substantial contracts and other transactions or arrangements with directors, officers and connected persons. Where this requirement is not complied with in full, the auditors must include in their auditors’ report a statement giving the required particulars. The auditors’ report ultimately becomes a document of public record. In addition, the Company complies with the Listing Rules of the Irish Stock Exchange and the U.K. Listing Authority in regard to Transactions with Related Parties. These Rules require that where any transaction is proposed between a listed company (or any of its subsidiary undertakings) and a related party, a circular providing sufficient information to enable any recipient of it to evaluate the effects of the transaction on the company must be sent to each shareholder and the prior approval of the company in general meeting will generally be required. The related party would not be permitted to vote at such meeting. Our Nomination Committee is comprised of four independent Directors and only one executive Director. Our independent Directors have at least one executive meeting each year.

Employees

A majority of the Irish employees of the Group and less than 30% of the employees outside the Republic of Ireland are members of unions. No significant work stoppages have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees are satisfactory.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 5,450 employees of all categories who are shareholders in the Group.

The average number of employees for each of the three past financial years is as follows:

	2004	2003	2002
Europe Materials	10,109	9,877	9,422
Americas Products & Distribution	17,832	16,516	15,087
Europe Products & Distribution	18,687	14,726	12,971
Americas Materials	13,783	13,120	12,409

	60,411	54,239	49,889

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

During the ten-year period ended on May 9, 2000, the aggregate number of shares issued under or to be issued pursuant to rights acquired under the Share Option Schemes, the U.K. Savings Scheme (as described below) or any approved Share Participation Scheme (as described below) was limited to 44,367,400 Ordinary Shares (representing approximately 15% of the total issued ordinary share capital of CRH as at May 9, 1990 as adjusted following the Rights Issue in September 1993). This limit was further adjusted to 48,706,532 Ordinary Shares following the Rights Issue in March 2001 and may be adjusted by the appropriate proportion in the event of any future alteration of the capital structure of the Company by way of capitalization of reserves, rights issues, or any subdivisions, consolidations or reductions of capital. The total number of Ordinary Shares issued during the ten-year period ended May 9, 2000 in respect of the Share Option Schemes or any subsequent share option schemes was limited to a maximum of 10% of the issued ordinary share capital of the Company from time to time.

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

Share Participation Schemes

At the Annual General Meeting on May 13, 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At June 22, 2005, 5,148,719 Ordinary Shares had been issued pursuant to the Share Participation Schemes.

Share Ownership by Directors

The following table sets forth certain information regarding the ownership of the Company’s Ordinary Shares at June 22, 2005 and options to subscribe for Ordinary Shares by all Directors as a group:

Identity of Person or Group	Share options (i)	Ordinary Shares	% of Class of Ordinary Shares
D.W. Doyle (ii)	453,662	161,580	0.0302
N. Hartery	—	1,000	0.0002
T.W. Hill	562,225	72,000	0.0135
J.M. de Jong	—	3,038	0.0006
D.M. Kennedy	—	55,706	0.0104
—non beneficial		9,250	0.0017
M. Lee (ii)	439,973	205,428	0.0384
K. McGowan	—	7,791	0.0015
P.J. Molloy	—	13,139	0.0025
T.V. Neill	—	51,031	0.0095
A. O’Brien	—	2,555	0.0005
J.M.C. O’Connor	—	1,000	0.0002
W.I. O’Mahony	1,179,279	496,994	0.0929
J.L. Wittstock	762,799	76,881	0.0144

	3,397,938	1,157,393	0.2165

(i)	Additional details regarding the options granted, including exercise price and expiry dates, are found under the heading “Directors’ Interests—Directors’ share options” on pages R-7 to R-9.
(ii)	Includes options granted under the 2000 Savings—Related Share Option Scheme.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation.

As at June 22, 2005, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Nominees Limited	47,716,288	8.92
The Capital Group Companies, Inc. and its affiliates	24,877,842	4.65

Each of the above states that these shares are not beneficially owned by them.

The major shareholders do not have different voting rights.

The number of shareholders with U.S. addresses (excluding ADS record holders) as at June 22, 2005 was 210 with a shareholding of 1,546,710 shares.

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

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. The final outcome of all the legal proceedings to which Group companies are party cannot be accurately forecast. However, having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

Significant Changes

CRH have completed acquisitions totaling approximately €170 million from January 1, 2005 to June 22, 2005.

ITEM 9—THE OFFER AND LISTING

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

American Depositary Shares (“ADSs”), each representing one Ordinary Share, are quoted on The Nasdaq National Market (“NASDAQ”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by Citibank, N.A., of New York as Depositary under a Deposit Agreement. Each ADS represents one Ordinary Share of the Company. The ticker symbol is CRHCY.

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro, for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported in The NASDAQ National Market monthly statistical reports.

	euro per Ordinary Share		U.S. dollars per ADS
Calendar Year	High	Low	High	Low
2003
First Quarter	13.80	11.00	14.69	11.95
Second Quarter	14.52	12.46	16.49	14.77
Third Quarter	17.37	13.65	19.08	15.81
Fourth Quarter	16.79	14.80	19.56	17.60
2004
First Quarter	17.90	16.08	22.67	20.01
Second Quarter	18.50	16.61	21.94	20.52
Third Quarter	20.02	17.36	24.55	21.11
Fourth Quarter	20.05	18.35	26.64	23.41
2005
First Quarter	22.25	19.59	29.09	26.04
Second Quarter (through June 22, 2005)	22.10	18.87	27.05	24.37

Calendar Year
2000	19.99	14.53	20.24	12.18
2001	21.95	14.45	19.23	13.15
2002	20.70	11.10	18.18	10.89
2003	17.37	11.00	19.08	11.95
2004	20.05	16.08	26.64	20.01
Month
December 2004	20.05	18.87	26.64	25.09
January 2005	21.00	19.59	27.40	26.04
February 2005	22.25	20.05	29.09	26.04
March 2005	22.15	20.00	29.55	25.94
April 2005	19.00	18.87	27.12	24.37
May 2005	21.20	19.00	26.66	24.58
June 2005 (through June 22, 2005)	22.10	20.52	27.05	25.10

(i) The 2000 and 2001 share data have been adjusted for the bonus element of the March 2001 Rights Issue.

(ii) On June 22, 2005, 5,772,807 American Depositary Shares (equivalent to 5,772,807 Ordinary Shares or 1.1% of the total outstanding Ordinary Shares) were outstanding and were held by 64 record holders.

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

Material Contracts

The following section contains summaries of all contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group since January 1, 2003 and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement that may be material:

1.

The indenture dated September 22, 2003, between CRH plc, CRH America, Inc., and Banc of America Securities LLC, Citigroup and JPMorgan under which CRH America, Inc. issued U.S.$700,000,000 notes with a coupon of 5.30% maturing on October 15, 2013 and U.S.$300,000,000 notes with a coupon of 6.40% maturing on October 15, 2033. CRH plc unconditionally guarantees on a subordinated basis the due and punctual payment of the principal and interest due on the notes.

2.	The facility agreement dated September 15, 2004, between CRH plc, Barclays Capital, ING Bank N. V. and The Royal Bank of Scotland PLC, under which a five-year £300,000,000 and a €200,000,000 multi-currency syndicated facility was made available to the Company. CRH plc unconditionally guarantees on a subordinated basis the due and punctual payment of the principal and interest due on the notes.

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

Taxation

The following summary outlines certain aspects of U.S. federal income and Republic of Ireland tax law regarding the ownership and disposition of ADSs or Ordinary Shares. Because it is a summary, holders of ADSs or Ordinary Shares are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. The statements regarding U.S. and Irish laws set forth below are based, in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their terms.

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

Capital Gains Tax

A U.S. holder will not be liable for Republic of Ireland tax on gains realized on the sale or other disposition of ADRs or Ordinary Shares unless the ADRs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A U.S. holder will be liable for U.S. federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Capital gains of a non-corporate U.S. holder that are recognized before January 1, 2009 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year, and the capital gain or loss in all cases is U.S. source for foreign tax credit limitation purposes. Dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income.

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

Additional Federal U.S. Income Tax Considerations

The company believes that shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes but this conclusion is made annually and thus may be subject to change. If the company is treated as a PFIC and you are a U.S. holder that did not make a mark to market election, you will be subject to special rules with respect to any gain you realize on the disposition of your shares or ADSs and any excess distribution that the company makes to you. Generally, gain or excess distributions will be allocated ratably over your holding period for the shares or ADSs, taxed at ordinary rates, and an interest charge will be applied to tax attributable to such gain. In addition, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year.

Stamp Duty

The Irish Finance Act, 1992 Section 90 Stamp Duties Consolidation Act 1999 exempts from Irish stamp duty transfers of ADRs where the ADRs are dealt in and quoted on a recognized stock exchange in the U.S. and the underlying deposited securities are dealt in and quoted on a recognized stock exchange. The Irish tax authorities regard NASDAQ as a recognized stock exchange. Irish stamp duty will be charged at the rate of 1% of the amount or value of the consideration on any conveyance or transfer on sale of Ordinary Shares.

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

Borrowings and Liquid Resources

In September 2004, the Group renewed a maturing GBP£300 million multi-currency syndicated facility and added a €200 million tranche, both with five-year maturity. The renewed facility was largely subscribed to by the existing holders and the oversubscription allowed the additional euro tranche to be added. The renewed facility extends the maturity profile of the Group’s net debt.

The Group finished the year in a very strong financial position with 97% of the Group’s gross debt drawn under committed term facilities, 91% of which mature after more than one year. In addition, at year-end, the Group held €667 million of undrawn committed facilities, which had an average maturity of just under 3 years.

Interest and Currency Management

The Group’s policy is to fix interest rates on a proportion of the Group’s medium to long-term net debt exposure in individual currencies. In recent years, the Group’s target has been to fix interest rates on approximately 50% of Group net debt. At the end of 2004, 51% of the Group’s net debt was at interest rates, which were fixed for an average period of 4.1 years. U.S. dollars accounted for approximately 34% of net debt at the end of 2004 and 54% of the U.S. dollar component of net debt was at fixed rates.

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

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses, which are recognized in the consolidated statement of income. As at December 31, 2004, these exposures were not material.

Quantitative information about Market Risk

Credit risk associated with financial instruments

The Group holds significant cash balances which are invested on a short-term basis. These deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. At year-end 2004, 92% of the Group’s cash and liquid investments had a maturity of six months or less. The possibility of material loss in the event of non-performance by a counterparty is considered unlikely by management.

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

Based on the level and composition of year-end 2004 net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future income before tax of €12.0 million per annum (2003: €12.1 million).

The bulk of the Group’s net worth is denominated in the world’s two largest currencies—the U.S. dollar and the euro—which accounted for 49% and 35% respectively of the Group’s net worth at end-2004.

The strengthening of the euro during 2004 resulted in a negative €200 million currency translation effect on shareholders’ funds mainly arising on U.S. dollar net assets. This negative effect is stated net of the €33 million positive translation impact on net foreign debt. A strengthening of the euro by 10% against all the other currencies the Group operates in would, when reported in euro, reduce the Group’s year-end 2004 net worth by an estimated €306 million and year-end 2004 net debt by €131 million.

The following table shows the Group’s interest rate swaps and debt obligations that are sensitive to changes in interest rates at December 31, 2004 and 2003. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. For cross currency swaps, the table presents the principal amounts to be exchanged on maturity and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in euro, which is the Group’s reporting currency. The actual currencies of the instruments are as indicated.

	As at December 31, 2004:
Maturity Before December 31	2005	2006	2007	2008	2009	After 2009	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	5.7	95.2	128.3	129.4	117.4	2,033.1	2,509.1	2,744.6
Average Interest Rate	3.3%	7.5%	8.0%	7.6%	7.7%	6.8%	6.9%
Fixed Rate—Other	35.5	54.2	21.0	15.9	3.0	3.9	133.5	133.7
Average Interest Rate	5.3%	3.6%	4.8%	5.0%	5.3%	5.5%	4.5%
Variable Rate—U.S.$	0.5	36.8	—	—	—	—	37.3	37.3
Average Interest Rate	3.1%	2.6%	—	—	—	—	2.6%
Variable Rate—Other	67.8	100.8	7.5	18.8	525.8	11.5	732.2	732.1
Average Interest Rate	2.4%	2.8%	3.9%	2.6%	4.4%	3.6%	3.9%
Interest Rate Swaps
Notional Principal—U.S.$	—	—	127.0	—	116.7	1,819.2	2,062.9	(174.0)
Variable Rate Payable	—	—	2.8%	—	2.7%	2.7%	2.7%
Fixed Rate Receivable	—	—	6.6%	—	6.9%	5.7%	5.8%
Notional Principal—U.S.$	—	91.8	—	128.5	—	11.0	231.3	(0.6)
Fixed Rate Payable	—	6.2%	—	7.2%	—	7.0%	6.8%
Fixed Rate Receivable	—	7.1%	—	7.2%	—	7.3%	7.2%
Notional Principal—Euro	8.6	—	—	—	—	—	8.6	(0.1)
Fixed Rate Payable	5.3%	—	—	—	—	—	5.3%
Fixed Rate Receivable	6.8%	—	—	—	—	—	6.8%
Notional Principal—GBP	—	—	—	21.3	—	—	21.3	0.1
Fixed Rate Payable	—	—	—	4.8%	—	—	4.8%
Variable Rate Receivable	—	—	—	4.9%	—	—	4.9%
Currency Swaps and forward agreements
Principal Payable—Euro	100.0	200.0	170.0	—	—	—	470.0	472.4
Fixed Rate Payable	2.7%	2.7%	3.0%	—	—	—	2.8%
Principal Payable—Euro	558.4	—	—	110.0	110.0	—	778.4	778.9
Variable Rate Payable	2.3%	—	—	2.2%	2.2%	—	2.2%
Principal Receivable—Euro	(30.4)	—	—	—	—	—	(30.4)	(30.4)
Fixed Rate Receivable	2.5%	—	—	—	—	—	2.5%
Principal Receivable—Euro	(121.6)	(18.4)	—	—	(21.5)	—	(161.5)	(162.5)
Variable Rate Receivable	2.7%	2.7%	—	—	2.7%	—	2.7%
Principal Payable—Swiss Franc	64.8	—	33.1	—	—	—	97.9	99.0
Fixed Rate Payable	3.6%	—	1.4%	—	—	—	2.9%
Principal Payable—Swiss Franc	264.4	—	—	—	—	—	264.4	264.5
Variable Rate Payable	0.8%	—	—	—	—	—	0.8%
Principal Payable—GBP	11.7	12.0	12.3	6.4	—	—	42.4	43.5
Variable Rate Payable	6.5%	6.5%	6.5%	6.5%	—	—	6.5%
Principal Payable—Other	65.0	18.4	—	—	22.0	—	105.4	106.9
Fixed Rate Payable	8.0%	6.8%	—	—	6.8%	—	7.4%
Principal Payable—Other	94.1	35.9	1.4	—	—	—	131.4	132.6
Variable Rate Payable	6.7%	4.6%	3.3%	—	—	—	6.1%
Principal Receivable—Other	(53.4)	—	—	—	—	—	(53.4)	(53.4)
Variable Rate Receivable	5.0%	—	—	—	—	—	5.0%
Principal Receivable—U.S.$	(748.5)	(234.8)	(203.0)	(105.2)	(100.1)	—	(1,391.6)	(1,391.4)
Variable Rate Receivable	2.3%	2.4%	2.3%	2.0%	2.2%	—	2.3%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

	As at December 31, 2003:
Maturity Before December 31	2004	2005	2006	2007	2008	After 2008	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	7.0	3.5	102.3	138.5	139.6	2,319.4	2,710.3	2,959.7
Average Interest Rate	4.3%	5.6%	7.5%	8.0%	7.6%	6.8%	6.9%
Fixed Rate—Other	19.5	16.7	24.4	4.5	3.4	5.5	74.0	74.7
Average Interest Rate	6.2%	6.7%	4.5%	5.2%	5.0%	5.3%	5.6%
Variable Rate—U.S.$	22.9	—	39.6	—	—	—	62.5	62.5
Average Interest Rate	1.3%	—	1.5%	—	—	—	1.4%
Variable Rate—Other	327.5	29.9	99.8	0.9	16.9	9.8	484.8	484.8
Average Interest Rate	4.1%	2.7%	3.2%	4.8%	2.6%	4.0%	3.8%
Interest Rate Swaps
Notional Principal—U.S.$	—	—	99.0	—	138.6	11.8	249.4	(1.3)
Fixed Rate Payable	—	—	6.2%	—	7.2%	7.0%	6.8%
Fixed Rate Receivable	—	—	7.1%	—	7.2%	7.3%	7.1%
Notional Principal—U.S.$	—	—	—	137.0	—	2,087.9	2,224.9	(199.6)
Variable Rate Payable	—	—	—	1.2%	—	1.2%	1.2%
Fixed Rate Receivable	—	—	—	6.6%	—	5.8%	5.8%
Notional Principal—Euro	8.6	8.6	—	—	—	—	17.2	(0.2)
Fixed Rate Payable	5.3%	5.3%	—	—	—	—	5.3%
Fixed Rate Receivable	6.8%	6.8%	—	—	—	—	6.8%
Notional Principal—GBP	42.6	—	—	—	—	—	42.6	0.1
Fixed Rate Payable	6.9%	—	—	—	—	—	6.9%
Variable Rate Receivable	3.6%	—	—	—	—	—	3.6%
Currency Swaps and forward agreements
Principal Payable—Euro	50.0	100.0	100.0	100.0	—	—	350.0	350.7
Fixed Rate Payable	4.5%	2.7%	3.1%	3.3%	—	—	3.2%
Principal Payable—Euro	116.3	424.3	—	—	110.0	110.0	760.6	760.6
Variable Rate Payable	2.2%	2.2%	—	—	2.1%	2.2%	2.2%
Principal Payable—Swiss Franc	32.1	64.2	—	—	—	—	96.3	100.0
Fixed Rate Payable	3.5%	3.6%	—	—	—	—	3.6%
Principal Payable—Swiss Franc	10.9	261.9	—	—	—	—	272.8	272.7
Variable Rate Payable	0%	0.3%	—	—	—	—	0.3%
Principal Payable—Other	8.5	56.5	15.9	—	—	—	80.9	83.6
Fixed Rate Payable	12.8%	8.2%	7.0%	—	—	—	8.5%
Principal Payable—Other	29.2	68.3	38.0	1.4	—	—	136.9	137.2
Variable Rate Payable	5.9%	5.2%	3.9%	3.3%	—	—	5.0%
Principal Receivable—U.S.$	(199.6)	(665.5)	(147.8)	(110.3)	(113.5)	(108.0)	(1,344.7)	(1,346.9)
Variable Rate Receivable	1.3%	1.2%	1.3%	1.3%	1.2%	1.2%	1.2%
Principal Receivable—Euro	—	(30.4)	—	—	—	—	(30.4)	(30.4)
Fixed Rate Receivable	—	2.5%	—	—	—	—	2.5%
Principal Receivable—Euro	(22.5)	(104.6)	(18.4)	—	—	—	(145.5)	(146.5)
Variable Rate Receivable	2.7%	2.6%	2.6%	—	—	—	2.6%
Principal Receivable—GBP	—	(53.4)	—	—	—	—	(53.4)	(53.4)
Variable Rate Receivable	—	4.1%	—	—	—	—	4.1%
Principal Payable—GBP	11.1	11.7	12.0	12.3	6.5	—	53.6	55.2
Variable Rate Payable	5.3%	5.3%	5.3%	5.3%	5.3%	—	5.3%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

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

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Finance Director, we have evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-14 and 15d-14 as of December 31, 2004. Based on that evaluation, the Chief Executive Officer and Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

During 2004, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. J. M. de Jong is the Audit Committee financial expert as defined for the purposes of the requirements of this Item 16A.

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continues to be a Special Advisor to the Board of that company. He also holds a number of other directorships of European companies including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003.

ITEM 16B—CODE OF ETHICS

CRH complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act. Amongst other things, the Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. CRH meets these requirements through its code of business conduct, which is applicable to all Group employees and is supplemented by local codes throughout the Group’s operations. The code is available on the Group’s website www.crh.com.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of auditors’ fees and services, both audit and non-audit, are set out below.

Auditors’ fees and services	2004	2003
	€m	€m
Audit Fees	6.1	5.4
Audit-Related Fees (i)	1.6	2.4
Tax Fees	0.9	0.9
All Other Fees (ii)	—	0.3

	8.6	9.0

(i)	Audit-related fees comprise acquisition-related due diligence amounting to €1.0 million (2003: €2.3 million), advice on Sarbanes Oxley and IFRS implementation amounting to €0.5 million (2003: nil) and pension audits amounting to €0.1 million (2003: €0.1 million).
(ii)	All other fees consist of payments for advice on corporate restructuring and government grant applications.

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

PART III

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable until our Annual Report on Form 20-F for the fiscal year ending December 31, 2005.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

None.

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association. *

4.1	Loan facility agreement dated September 15, 2004, between CRH plc, Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland PLC.

7.	Computation of Earnings to Fixed Charges Ratio.

8.	Subsidiaries (provided under “Item 4—Information on the Company—Organizational Structure”) in this Annual Report.

9.	Consent of Independent Registered Public Accounting Firm.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002. **

*	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on June 4, 2004.
**	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ M. LEE
Myles Lee Finance Director

Dated: June 28, 2005

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated February 28, 2005

The Remuneration Committee

The Remuneration Committee of the Board consists of non-executive Directors of the Company other than the Chairman. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chairman of the Board and the Chief Executive are fully consulted about remuneration proposals. The members of the Remuneration Committee are A. O’Brien, Chairman, N. Hartery and T.V. Neill.

Remuneration policy

CRH is an international group of companies, with activities in 24 countries. Our policy on Directors’ remuneration is designed to attract and retain Directors of the highest caliber who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope. Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group’s operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area.

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH’s strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 5,450 employees of all categories who are shareholders in the Group.

Executive Directors’ remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to the use of company cars and medical/life assurance. No fees are payable to executive Directors.

Performance-related cash incentive plan

The executive Directors’ cash incentive plan for 2004, under which a bonus could be paid up to a maximum of 75% of basic salary for Mr. Doyle, Mr. B.G. Hill, Mr. Lee and Mr. O’Mahony and 90% for Mr. T.W. Hill and Mr. Wittstock for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

The two components related to annual performance were:

(i)	Individual performance: Strategic priorities and action plans were agreed at the start of the year, and quantified where possible. The maximum award was 15% of basic salary.

(ii)	Regional and/or Group profitability: Challenging targets generally in excess of budget were set for the year. The maximum award for this component was 35% of basic salary for Mr. Doyle, Mr. B.G. Hill, Mr. Lee and Mr. O’Mahony and 50% for Mr. T.W. Hill and Mr. Wittstock.

The three components related to rolling three-year performance, under which the total maximum earnings potential was 25% of basic salary for the year, were as follows:

(iii)	Earnings per share growth targets.

(iv)	Return on net assets targets.

(v)	Total shareholder returns relative to an independently selected group of international peers.

In addition, the Chief Executive had a special long-term incentive plan under which targets were set for the five-year period ended December 2004. This plan set exceptionally challenging goals in respect of total shareholder returns by comparison with a peer group, growth in earnings per share and the strategic development of the Group with a total maximum earnings potential of 40% of aggregate basic salary. Details of the actual earnings under this plan and the manner in which the earnings have been provided for are set out in note 2 on page R-4.

A successor special long-term incentive plan, under which targets have been set for a two-year period from January 1, 2005, has been established for the Chief Executive who has agreed to remain in his position. The structure of this plan is similar to the previous plan and incorporates challenging goals in respect of total shareholder return by comparison with a peer group, growth in earnings per share and the strategic development of the Group with a total maximum earnings potential of 40% of aggregate basic salary. While accruals will be made on an annual basis, there is no commitment to any payment until the end of the two-year period.

Share option scheme

Under the terms of the share option scheme approved by shareholders on May 3, 2000, two types of options are available subject to different performance conditions as set out below:

(i)	Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(ii)	Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

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

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

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

Mr. Doyle and Mr. Lee participate in a defined benefit plan designed to provide two-thirds of salary at retirement for full service. There is provision for these executive Directors to retire at 60 years of age. Mr. B.G. Hill also participated in this plan. Under the Chief Executive’s defined benefit plan arrangements, provision was made for retirement on two-thirds of salary following completion of five years in the role of Chief Executive and, as a result, his pension based on current salary was fully funded as at year-end 2004.

Mr. T.W. Hill and Mr. Wittstock participate in defined contribution retirement plans in respect of basic salary up to US$205,000; they also participate in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) in respect of basic salary to which contributions are made at an agreed rate, offset by contributions made to the other retirement plans.

Since 1991, it has been your Board’s policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors’ service contracts

No executive Director has an employment contract extending beyond twelve months.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ remuneration and interests in share capital

Details of Directors’ remuneration charged against income in the year are given below. Details of individual remuneration and pension benefits in respect of the year ended December 31, 2004 are given on pages R-5 and R-6. Directors’ shareholdings and share options are shown on pages R-7 to R-9.

Directors’ remuneration

Notes		2004	2003
		€’000	€’000
	Executive Directors
	Basic salary	3,593	3,245
	Cash incentive bonus	2,204	1,297
	Pension fund contributions	803	694
	Other remuneration	46	—
	Benefits	95	89

1		6,741	5,325

2	Provision for Chief Executive long-term incentive plan	53	390

	Total executive Directors’ remuneration	6,794	5,715

	Average number of executive Directors	5.78	5.08

	Non-executive Directors
	Fees	396	331
	Other remuneration	447	373

1	Total non-executive Directors’ remuneration	843	704

	Average number of non-executive Directors	8.60	7.70

3	Payments to former Directors	249	214

	Total Directors’ remuneration	7,886	6,633

Notes to Directors’ remuneration

1	See analysis of 2004 remuneration by individual on page R-5.
2	As set out on page R-2, the Chief Executive had a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period ended December 2004 with a total maximum earning potential of 40% of aggregate basic salary, amounting to a potential €1,814,000. The actual earnings under this plan amount to €1,446,665, payment of which will be made in 2005. Annual provisions of 40% of basic salary have been made in respect of this plan for the years 2000 through 2003 amounting in total to €1,394,000. Accordingly, the balance of €52,665 has been provided in 2004 and is reflected in total 2004 Directors’ remuneration. As stated on page R-2, a successor special long-term incentive plan, under which targets have been set for a two-year period, has been established for the Chief Executive.
3	Consulting and other fees paid to a number of former Directors.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ remuneration

Individual remuneration for the year ended December 31, 2004

	Basic salary and fees	Incentive bonus (i)	Pension contributions	Other remuneration (ii)	Benefits (iii)	Total 2004	Total 2003
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Executive Directors
D.W. Doyle (viii)	457	279	114	—	17	867	—
B.E. Griffin (iv)	—	—	—	—	—	—	44
B.G. Hill (xi)	450	270	31	—	13	764	875
T.W. Hill	595	297	119	—	15	1,026	1,024
M. Lee (vi)	470	284	103	—	13	870	59
W.I. O’Mahony	1,050	646	322	—	21	2,039	1,638
H.P. Sheridan (vii)	—	—	—	—	—	—	697
J.L. Wittstock	571	428	114	46	16	1,175	988

	3,593	2,204	803	46	95	6,741	5,325

Non-executive Directors
B.T. Alexander (v)	—	—	—	—	—	—	19
D. Dey (v)	—	—	—	—	—	—	19
D. Godson (ix)	16	—	—	5	—	21	56
N. Hartery (x)	23	—	—	7	—	30	—
J.M. de Jong (viii)	44	—	—	13	—	57	—
D.M. Kennedy	46	—	—	23	—	69	65
H.E. Kilroy (ix)	16	—	—	5	—	21	56
K. McGowan	46	—	—	37	—	83	65
P.J. Molloy	46	—	—	274	—	320	300
T.V. Neill (viii)	44	—	—	13	—	57	—
A. O’Brien	46	—	—	37	—	83	56
J.M.C. O’Connor (x)	23	—	—	7	—	30	—
W.P. Roef (xii)	46	—	—	26	—	72	68

	396	—	—	447	—	843	704

(i)	Incentive bonus Under the executive Directors’ cash incentive plan for 2004, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2004 incentive plan is set out on page R-1.
(ii)	Other remuneration Executive Director: Expatriate and housing allowance for Mr. J.L. Wittstock. Non-Executive Directors: Includes remuneration for Chairman and for Board Committee work.
(iii)	Benefits These relate principally to the use of company cars and medical/life assurance.
(iv)	Mr. B.E. Griffin retired on January 31, 2003.
(v)	Ms. B.T. Alexander and Mr. D. Dey retired from the Board on May 7, 2003.
(vi)	Mr. M. Lee became a Director on November 28, 2003.
(vii)	Mr. H.P. Sheridan retired on November 28, 2003.
(viii)	Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill became Directors on January 19, 2004.
(ix)	Mr. D. Godson and Mr. H.E. Kilroy retired from the Board on May 5, 2004.
(x)	Mr. N. Hartery and Dr. J.M.C. O’Connor became Directors on June 29, 2004.
(xi)	Mr. B.G. Hill retired on October 31, 2004.
(xii)	Mr. W.P. Roef retired from the Board on May 4, 2005.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ remuneration

Individual remuneration for the year ended December 31, 2004 (continued)

Pension entitlements—defined benefit

Pension benefits earned by Directors during the year and the accumulated total accrued pension at December 31, 2004 were as follows:

	Increase in accrued pension during 2004 (i)	Transfer value of increase (ii)	Total accrued Pension at year-end (iii)
	€’000	€’000	€’000
Executive Directors
D.W. Doyle	26	410	305
B.G. Hill	25	232	360
M. Lee	22	269	206
W.I. O’Mahony	40	650	700

Non-executive Director
D.M. Kennedy	1	12	17

(i)	The increase in accrued pension during the year excludes inflation.
(ii)	The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2004 in the event of the member leaving service.
(iii)	Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

Pension entitlements—defined contribution

The accumulated liability related to the unfunded Supplemental Executive Retirement Plan for Mr. T.W. Hill and Mr. J.L. Wittstock is as follows:

	As at December 31, 2003	2004 contribution	2004 notional interest (iv)	Translation adjustment	As at December 31, 2004
	€’000	€’000	€’000	€’000	€’000
Executive Directors
T.W. Hill	442	97	29	(43)	525
J.L. Wittstock	472	91	32	(45)	550

(iv)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the individual accounts each year.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

		December 31, 2003*	Granted in 2004	Lapsed in 2004	Exercised in 2004	December 31, 2004	Weighted- average option price at December 31, 2004	Options exercised in 2004
								Weighted- average exercise price	Weighted- average market price at date of exercise
							€	€	€
D.W. Doyle*	(a) (b) (c) (d) (e)	94,069 117,465 115,000 56,000 1,128	— — 70,000 — —	— — — — —	— — — — —	94,069 117,465 185,000 56,000 1,128	12.48 10.27 15.90 19.28 10.63
B.E. Griffin	(a)	71,357	—	71,357	—	—
B.G. Hill	(a) (b) (c)	120,758 214,071 125,000	— — —	— — —	120,758 214,071 —	— — 125,000	18.84	14.08 9.55	19.31 19.31
T.W. Hill	(a) (b) (c) (d)	76,846 126,247 160,000 160,000	— — 35,000 35,000	— — — —	21,956 43,912 — —	54,890 82,335 195,000 195,000	18.01 18.01 17.07 17.07	14.66 14.66	19.84 19.84
M. Lee	(a) (b) (c) (d) (e)	67,899 70,863 90,000 90,000 1,211	— — 35,000 35,000 —	— — — — —	— — — — —	67,899 70,863 125,000 125,000 1,211	15.86 12.16 16.48 16.48 16.09
W.I.O’Mahony	(a) (b) (c) (d)	340,318 323,851 295,000 250,000	— — 25,000 —	— — — —	54,890 — — —	285,428 323,851 320,000 250,000	12.40 11.41 17.47 18.84	4.11	19.11
	(e)	783	—	—	783	—		15.39	17.12
H.P. Sheridan	(a) (b) (c) (e)	71,357 98,802 125,000 783	— — — —	— — — 19	71,357 98,802 125,000 764	— — — —		17.26 13.71 18.28 15.39	19.15 19.15 19.15 17.37
J.L. Wittstock	(a) (b) (c) (d)	142,714 214,071 160,000 160,000	— — 35,000 35,000	— — — —	18,986 — — —	123,728 214,071 195,000 195,000	13.32 12.91 17.07 17.07	6.53	18.91

		3,940,593	305,000	71,376	771,279	3,402,938

*	Mr. D.W. Doyle was appointed a Director on January 19, 2004. The opening balances above and in the following table relate to the position at date of appointment.
*	The footnotes (a), (b), (c), (d) and (e) appear on pages R-8 and R-9.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options (continued)

Options by price			December 31, 2003*	Granted in 2004	Lapsed in 2004	Exercised in 2004	December 31, 2004	Earliest exercise date	Expiry date
€
4.1058	(a	)	54,890	—	—	54,890	—
6.5347	(a	)	142,373	—	—	18,986	123,387	March 2005	April 2006
6.5347	(b	)	247,005	—	—	82,335	164,670	March 2005	April 2006
7.0899	(a	)	38,423	—	—	21,956	16,467	March 2005	April 2007
7.0899	(b	)	98,802	—	—	43,912	54,890	March 2005	April 2007
7.1015	(a	)	43,912	—	—	—	43,912	March 2005	April 2007
7.1015	(b	)	87,824	—	—	—	87,824	March 2005	April 2007
12.6416	(a	)	86,726	—	—	21,956	64,770	March 2005	April 2008
12.6416	(b	)	194,311	—	—	87,824	106,487	March 2005	April 2008
14.5652	(a	)	52,694	—	—	21,956	30,738	March 2005	April 2009
14.5652	(b	)	126,796	—	—	98,802	27,994	March 2005	April 2009
14.6563	(a	)	76,846	—	—	21,956	54,890	March 2005	April 2009
14.6563	(b	)	153,692	—	—	43,912	109,780	March 2005	April 2009
17.2615	(a	)	379,674	—	71,357	126,247	182,070	March 2005	April 2010
17.2615	(b	)	92,270	—	—	—	92,270		April 2010
18.0084	(a	)	109,780	—	—	—	109,780	March 2005	April 2010
18.0084	(b	)	164,670	—	—	—	164,670		April 2010
18.28	(c	)	495,000	—	—	125,000	370,000		April 2011
18.28	(d	)	311,000	—	—	—	311,000		April 2011
19.68	(c	)	295,000	—	—	—	295,000		April 2012
19.68	(d	)	265,000	—	—	—	265,000		April 2012
13.15	(c	)	180,000	—	—	—	180,000		April 2013
13.15	(d	)	40,000	—	—	—	40,000		April 2013
13.26	(c	)	100,000	—	—	—	100,000		April 2013
13.26	(d	)	100,000	—	—	—	100,000		April 2013
16.71	(c	)	—	130,000	—	—	130,000		April 2014
16.71	(d	)	—	35,000	—	—	35,000		April 2014
16.73	(c	)	—	70,000	—	—	70,000		April 2014
16.73	(d	)	—	70,000	—	—	70,000		April 2014
15.39	(e	)	1,566	—	19	1,547	—
16.09	(e	)	1,211	—	—	—	1,211	June 2007	November 2007
10.63	(e	)	1,128	—	—	—	1,128	June 2006	November 2006

			3,940,593	305,000	71,376	771,279	3,402,938

The market price of the Company’s shares at December 31, 2004 was €19.70, and the range during 2004 was €16.08 to €20.05.

(a)	Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.
(c)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options (continued)

(d)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.
(e)	Granted under the 2000 savings-related share option scheme.

Directors’ interests in share capital at December 31, 2004

The interests of the Directors and Secretary in the shares of the Company as at December 31, 2004, which are beneficial unless otherwise indicated, are shown below. Between December 31, 2004 and February 28, 2005, the date of approval of the Consolidated Financial Statements, there were no transactions in the Director’s and Secretary’s interests.

The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares	December 31, 2004		December 31, 2003
Directors
D.W. Doyle	160,937		158,678	(i)
N. Hartery	1,000		—	(i)
T.W. Hill	71,508	(ii)	59,570	(ii)
J.M. de Jong	3,011		—	(i)
D.M. Kennedy	55,203		54,470
—Non-beneficial	9,250		9,250
M. Lee	204,829		202,264
K. McGowan	7,720		4,149
P.J. Molloy	13,020		7,893
T.V. Neill	51,031		1,031	(i)
A. O’Brien	2,531		2,496
J.M.C. O’Connor	1,000		—	(i)
W.I. O’Mahony	496,373		454,927
W.P. Roef	1,442		1,417
J.L. Wittstock	76,017		55,996

Secretary
A. Malone	21,762		20,774

	1,176,634		1,032,915

(i)	Mr. T.W. Hill’s shareholding as at December 31, 2004 and December 31, 2003 includes 21,726 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.
(ii)	Holding as at date of appointment.

See Item 6—Directors, Senior Management and Employees on page 90 for details of options and Ordinary Shares held by Directors of CRH at June 22, 2005.

CRH plc AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and shareholders of CRH public limited company

We have audited the accompanying consolidated balance sheets of CRH public limited company and subsidiaries (the “Group”) as of December 31, 2004 and 2003, and the related consolidated statements of income, total recognized gains and losses, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with Irish auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those generally accepted in the United States (see Note 31 of Notes to Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG

Dublin, Ireland

February 28, 2005

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	Continuing operations				Total		Total
		Acquisitions	Total
	2004	2004	2004		2003		2002
	(€m, except per share amounts)
Net sales including share of joint ventures (Note 2)	12,232.3	587.4	12,819.7		11,079.8		10,794.1
Less share of joint ventures	(338.7)	(200.9)	(539.6)		(305.5)		(276.9)

Group net sales	11,893.6	386.5	12,280.1		10,774.3		10,517.2

Cost of goods sold	(8,136.2)	(276.0)	(8,412.2)		(7,461.3)		(7,293.5)

Gross profit	3,757.4	110.5	3,867.9		3,313.0		3,223.7

Distribution and administration expenses (Note 3)	(2,642.2)	(67.8)	(2,710.0)		(2,308.5)		(2,209.1)

Group operating income (Note 4)	1,115.2	42.7	1,157.9		1,004.5		1,014.6

Share of joint ventures’ operating income before interest expense	38.6	28.8	67.4		39.5		33.5
Share of associates’ operating income before interest expense	21.7	—	21.7		0.7		—

Operating income excluding goodwill amortization	1,175.5	71.5	1,247.0		1,044.7		1,048.1

Goodwill amortization (Note 2)	(96.9)	(4.5)	(101.4)		(75.5)		(69.6)
Gain on sale of investments and property, plant and equipment	8.2	3.1	11.3		13.0		15.7

Income before interest expense	1,086.8	70.1	1,156.9		982.2		994.2

Interest income			26.5		28.3		44.5
Interest expense (Note 6)			(152.5)		(141.1)		(175.9)
Share of joint ventures’ and associates’ net interest expense			(13.9)		(5.2)		(7.1)

Income before taxes and minority shareholders’ equity interest			1,017.0		864.2		855.7

Taxes on income (Note 7)			(247.1)		(217.6)		(226.8)

Income before equity minority shareholders’ interest			769.9		646.6		628.9
Minority shareholders’ equity interest			(7.8)		(5.9)		(5.5)

Net income			762.1		640.7		623.4

Dividend on preference shares			(0.1)		(0.1)		(0.1)

Net income attributable to ordinary shareholders*			762.0		640.6		623.3

Per Ordinary Share
Net income—basic (Note 8)			143.9	c	121.9	c	119.2	c
Net income—diluted (Note 8)			142.8	c	120.6	c	118.6	c

Dividends (Note 9)			33.0	c	28.1	c	25.4	c

Weighted-average number outstanding of €0.32 Ordinary Shares (in millions)			529.5		525.7		522.8

*	A summary of the significant adjustments to net income attributable to ordinary shareholders which would be required if U.S. generally accepted accounting principles (“U.S. GAAP”) had been applied instead of those generally accepted in the Republic of Ireland is given in Note 31.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Net income attributable to ordinary shareholders	762.0	640.6	623.3
Currency translation effects:
—on results for the year	(16.8)	(23.7)	(31.7)
—on foreign currency net investments	(183.3)	(498.8)	(482.5)

Total recognized gains and losses for the financial year	561.9	118.1	109.1

NOTE OF HISTORICAL COST INCOME AND LOSSES

Historical cost income (after taxation, minority interests and dividends) retained for the financial year does not differ materially from reported income.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	(€m)	(€m)
ASSETS
Current assets
Cash and liquid investments	1,322.4	1,298.0
Accounts receivable and prepayments (Note 10)	1,829.8	1,681.2
Inventories (Note 11)	1,249.6	1,117.6

	4,401.8	4,096.8

Fixed assets
Investments in joint ventures (Note 12)
—share of gross assets	993.1	560.1
—share of gross liabilities	(535.1)	(330.4)
—loans to joint ventures	83.5	62.3
Associates (Note 12)	149.2	44.6
Other investments (Note 12)	11.7	12.1
Property, plant and equipment (Note 14)	5,319.9	5,145.4
Intangible fixed assets—goodwill (Note 15)	1,443.5	1,474.5

Total assets	11,867.6	11,065.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and overdrafts (Note 16)	412.0	510.3
Accounts payable and accrued liabilities (Note 17)	1,835.7	1,682.6

	2,247.7	2,192.9

Long-term liabilities
Long-term debt (Note 18)	3,351.1	3,095.8
Deferred acquisition consideration (Note 17)	103.4	96.5
Capital grants deferred (Note 20)	11.0	12.7
Provisions for liabilities and charges (Note 21)	854.0	818.0
Minority shareholders’ equity interest (Note 22)	82.6	90.6

	6,649.8	6,306.5

Shareholders’ equity*
Share capital (Note 23)	182.2	180.5
Additional paid-in capital	2,149.3	2,078.3
Other reserves	9.9	9.9
Accumulated income	2,876.4	2,490.2

	5,217.8	4,758.9

Total liabilities and shareholders’ equity	11,867.6	11,065.4

*	A summary of the significant adjustments to shareholders’ equity which would be required if U.S. GAAP had been applied instead of those generally accepted in the Republic of Ireland is given in Note 31.

The Notes to Consolidated Financial Statements are an integral part of these Balance Sheets.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Additional paid-in capital (a)	Other reserves (a)	Accumulated income (b)	Total shareholders’ equity
	(€m)	(€m)	(€m)	(€m)	(€m)
Balance at January 1, 2002	178.5	2,002.5	9.9	2,544.5	4,735.4
Shares issued	0.3	13.5	—	—	13.8
Share issue expenses	—	(0.4)	—	—	(0.4)
Income attributable to Ordinary Shares	—	—	—	623.3	623.3
Dividends (Note 9)	0.6	22.7	—	(133.3)	(110.0)
Currency translation effects:
—on results for year	—	—	—	(31.7)	(31.7)
—on foreign currency net investments	—	—	—	(482.5)	(482.5)

Balance at December 31, 2002	179.4	2,038.3	9.9	2,520.3	4,747.9

Shares issued	0.3	13.4	—	—	13.7
Share issue expenses	—	(0.1)	—	—	(0.1)
Income attributable to Ordinary Shares	—	—	—	640.6	640.6
Dividends (Note 9)	0.8	26.7	—	(148.2)	(120.7)
Currency translation effects:
—on results for year	—	—	—	(23.7)	(23.7)
—on foreign currency net investments	—	—	—	(498.8)	(498.8)

Balance at December 31, 2003	180.5	2,078.3	9.9	2,490.2	4,758.9

Shares issued	1.0	35.6	—	—	36.6
Share issue expenses	—	(0.3)	—	—	(0.3)
Income attributable to Ordinary Shares	—	—	—	762.0	762.0
Dividends (Note 9)	0.7	35.7	—	(175.7)	(139.3)
Currency translation effects:
—on results for year	—	—	—	(16.8)	(16.8)
—on foreign currency net investments	—	—	—	(183.3)	(183.3)

Balance at December 31, 2004	182.2	2,149.3	9.9	2,876.4	5,217.8

	As at December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Income is retained by:
Parent company	73.0	409.6	553.7
Subsidiary undertakings	3,094.6	2,392.9	2,275.1
Joint venture and associated undertakings	31.8	10.7	14.5
Cumulative goodwill previously written-off directly against accumulated income	(323.0)	(323.0)	(323.0)

	2,876.4	2,490.2	2,520.3

(a)	The Additional paid-in capital and Other reserves are not available for distribution.
(b)	The cumulative currency translation losses included in accumulated income at December 31, 2004 were €(893.6) million (2003: €(693.5) million and 2002: €(171.0) million).

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Net cash inflow from operating activities (Note 24)	1,545.8	1,396.2	1,553.5

Dividends received from joint venture and associated undertakings	30.1	19.4	23.5

Returns on investments and servicing of finance
Interest received	22.2	36.1	57.7
Interest paid	(139.9)	(140.5)	(183.2)
Finance lease interest paid	(2.4)	(0.7)	(0.7)
Preference dividends paid (Note 25)	(0.1)	(0.1)	(0.1)

	(120.2)	(105.2)	(126.3)

Taxation
Irish corporation taxation paid	(16.0)	(19.6)	(17.2)
Overseas taxation paid	(172.4)	(83.3)	(145.1)

	(188.4)	(102.9)	(162.3)

Capital expenditure
Purchase of property, plant and equipment (Note 14)	(520.2)	(402.0)	(367.4)
Capital grants received	0.1	0.1	0.1

	(520.1)	(401.9)	(367.3)
Proceeds from sale of investments and property, plant and equipment (Note 26)	100.1	77.9	104.4

	(420.0)	(324.0)	(262.9)

Investments in subsidiary, joint venture and associated undertakings
Acquisition of subsidiary undertakings (Note 13)	(498.5)	(1,439.0)	(793.7)
Deferred acquisition consideration	(57.3)	(56.8)	(80.3)
Investment in and advances to joint venture and associated undertakings	(358.2)	(79.5)	(22.0)

	(914.0)	(1,575.3)	(896.0)

Dividends paid (Note 25)	(127.1)	(122.8)	(111.6)

Cash (outflow)/inflow before use of liquid investments and financing	(193.8)	(814.6)	17.9

Cash (outflow)/inflow from management of liquid investments	(39.4)	110.4	(169.7)

Financing
Issue of shares	36.6	13.7	13.8
Increase in term debt	166.8	688.4	192.5
New finance leases/(capital elements of finance leases repaid)	31.6	(3.1)	(5.1)
Expenses paid in respect of share issues	(0.3)	(0.1)	(0.4)

Increase/(decrease) in cash and demand debt in the year	1.5	(5.3)	49.0

A summary of the significant differences between the cash flow presented above and that required under U.S. GAAP is given in Note 31.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Increase/(decrease) in cash and demand debt in the year	1.5	(5.3)	49.0
Increase in term debt including finance leases	(198.4)	(685.3)	(187.4)
Cash outflow/(inflow) from management of liquid investments	39.4	(110.4)	169.7

Change in net debt resulting from cash flows (Note 27)	(157.5)	(801.0)	31.3
Loans and finance leases, net of liquid investments, acquired with subsidiary undertakings (Note 13)	(7.8)	(40.0)	(95.8)

	(165.3)	(841.0)	(64.5)
Translation adjustment	32.7	242.8	248.3

Movement in net debt in the year	(132.6)	(598.2)	183.8

Net debt at January 1	(2,308.1)	(1,709.9)	(1,893.7)

Net debt at December 31 (Note 27)	(2,440.7)	(2,308.1)	(1,709.9)

A summary of the significant differences between the cash flow presented above and that required under U.S. GAAP is given in Note 31.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of certain land and buildings included in fixed assets.

Basis of consolidation

The financial statements consolidate the financial statements of CRH plc and its subsidiary, joint venture and associated undertakings. Net sales and results of subsidiary undertakings are consolidated in the Consolidated Statements of Income from the dates on which control over the operating and financial decisions is obtained. The Group’s share of net sales and results of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are equity-accounted from the dates on which the joint venture agreements are finalized.

Entities other than subsidiary and joint venture undertakings in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence, are accounted for as associated undertakings using the equity method and are included in the consolidated financial statements from the dates on which significant influence is deemed to arise.

Accounting periods

The consolidated financial statements include the financial statements of CRH public limited company (the “Company”), and all its subsidiaries, joint venture and associated undertakings (collectively the “Group”) made up to December 31 of each year.

Net sales

Net sales represent the value of goods and services supplied to external customers and exclude intercompany sales and value added tax.

Revenue recognition

Revenue is recognized at the time products are shipped or services are supplied to customers. Net sales on long-term contracts are recognized using the percentage-of-completion method, calculated on an input cost basis.

Acquisitions

Net sales and results of subsidiary undertakings are consolidated in the Consolidated Statements of Income from the dates on which control over the operating and financial decisions is obtained. The Group’s share of net sales and income from joint venture and associated undertakings are accounted for from the dates on which the investment agreements are finalized.

Goodwill

With effect from January 1, 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary, joint venture and associated undertakings, is capitalized, and related amortization based on its estimated useful life of 20 years is charged against income before interest. Goodwill arising prior to that date was written-off immediately against reserves and was not reinstated on implementation of Financial Reporting Standard 10—Goodwill and Intangible Assets (“FRS 10”). On disposal of

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

an undertaking acquired prior to January 1, 1998, goodwill eliminated against reserves in respect of that undertaking is included in the determination of the gain or loss on sale. Goodwill in the balance sheet represents the written down value of goodwill arising on acquisitions since January 1, 1998.

Taxation

Current taxation represents the amount expected to be paid or recovered in respect of taxable income for the year and is calculated using the taxation rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, taxation, with the following exceptions:

•	provision is made for taxation on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled-over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled-over into replacement assets and charged to taxation only when the replacement assets are sold;

•	provision is made for deferred taxation that would arise on remittance of the retained earnings of overseas subsidiary, joint venture and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

•	deferred taxation assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable income from which the future reversal of the underlying timing differences can be deducted.

Deferred taxation is measured on an undiscounted basis at the taxation rates that are anticipated to apply in the periods in which the timing differences reverse, based on taxation rates and legislation which are enacted or substantively enacted at the balance sheet date.

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

	Average rates			Year-end rates
Euro 1 =	2004	2003	2002	2004	2003	2002
U.S. Dollar	1.2439	1.1312	0.9456	1.3621	1.2630	1.0487
Pound Sterling	0.6787	0.6920	0.6288	0.7051	0.7048	0.6505
Polish Zloty	4.5268	4.3996	3.8574	4.0845	4.7019	4.0210
Swiss Franc	1.5438	1.5212	1.4670	1.5429	1.5579	1.4524
Israeli Shekel	5.5723	5.1419	4.4835	5.8641	5.5285	4.9858
Canadian Dollar	1.6167	1.5817	1.4838	1.6416	1.6234	1.6550
Argentine Peso	3.6572	3.3314	2.9514	4.0488	3.6955	3.5289

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital grants

Capital grants received in respect of the purchase of property, plant and equipment are treated as a deferred credit, a portion of which is released to income annually over the useful economic life of the asset to which it relates.

Pensions and other post-retirement obligations

Costs and liabilities in respect of pensions and other post-retirement obligations are measured in accordance with the provisions of Statement of Standard Accounting Practice 24 (“SSAP 24”) and are independently assessed in accordance with the advice of professionally qualified actuaries. The regular cost of pensions and other post-retirement obligations is charged to operating income over the employees’ service lives on the basis of a constant percentage of earnings. Variations from regular cost, arising from periodic actuarial valuations, are charged to operating income over the expected remaining service lives of current employees.

Fixed assets

Depreciation and amortization

Depreciation is calculated to write-off the book value of property, plant and equipment during the useful economic life of each asset on a straight line basis at the following rates:

Freehold Property: The book value of mineral-bearing land, less an estimate of its residual value, is amortized over the period of the mineral extraction in the proportion which production for the year bears to the estimated mineral reserves. In general, buildings are depreciated at 2.5% p.a.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term contracts

Amounts recoverable on long-term contracts, which are included in accounts receivable, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with net sales, are included as long-term contract balances in inventories.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value, and include investments in government gilts and commercial paper and deposits of less than one year. Interest expense and interest income arising from financial instruments, which include borrowings and cash as well as liquid investments, is accounted for on an accruals basis.

Financial instruments

Financial instruments include (i) borrowings, (ii) cash, deposits and liquid investments and (iii) interest and currency swaps, forward contracts and other derivatives.

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

Reclassifications

Certain amounts reported in the fiscal years 2003 and 2002 consolidated financial statements have been reclassified to conform to the fiscal year 2004 financial statement presentation. These reclassifications are immaterial.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS

The geographical analysis of sales and income is based on market/destination.

There is no material difference between this analysis and the split of sales and income by origin.

GEOGRAPHICAL ANALYSIS BY MARKET/DESTINATION:

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Net sales
Republic of Ireland	803.5	731.6	713.9
Britain & Northern Ireland	748.5	691.5	698.4
Mainland Europe	4,939.5	3,635.3	3,020.6
Americas—primarily United States	6,328.2	6,021.4	6,361.2

Total including share of joint ventures	12,819.7	11,079.8	10,794.1

Less share of joint ventures’ net sales	(539.6)	(305.5)	(276.9)

Total excluding share of joint ventures	12,280.1	10,774.3	10,517.2

	Year ended December 31, 2004
	Operating income excluding goodwill amortization	Goodwill amortization	Gain/(loss) on sale	Income before interest
	(€m)	(€m)	(€m)	(€m)
Income before interest expense
Republic of Ireland	129.2	(0.3)	0.6	129.5
Britain & Northern Ireland	64.3	(5.4)	(1.0)	57.9
Mainland Europe	461.3	(54.5)	(0.4)	406.4
Americas—primarily United States	592.2	(41.2)	12.1	563.1

Total including share of joint ventures and associates	1,247.0	(101.4)	11.3	1,156.9

Less share of joint ventures and associates	(89.1)	8.3	(2.0)	(82.8)

Total excluding share of joint ventures and associates	1,157.9	(93.1)	9.3	1,074.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	Year ended December 31, 2003
	Operating income excluding goodwill amortization	Goodwill amortization	Gain/(loss) on sale	Income before interest
	(€m)	(€m)	(€m)	(€m)
Republic of Ireland	129.9	(0.3)	3.4	133.0
Britain & Northern Ireland	57.4	(5.1)	3.5	55.8
Mainland Europe	297.8	(34.0)	3.1	266.9
Americas—primarily United States	559.6	(36.1)	3.0	526.5

Total including share of joint ventures and associates	1,044.7	(75.5)	13.0	982.2

Less share of joint ventures and associates	(40.2)	1.5	(1.1)	(39.8)

Total excluding share of joint ventures and associates	1,004.5	(74.0)	11.9	942.4

	Year ended December 31, 2002
Republic of Ireland	131.3	(0.3)	7.8	138.8
Britain & Northern Ireland	55.8	(5.4)	2.8	53.2
Mainland Europe	233.5	(28.6)	3.3	208.2
Americas—primarily United States	627.5	(35.3)	1.8	594.0

Total including share of joint ventures	1,048.1	(69.6)	15.7	994.2

Less share of joint ventures	(33.5)	2.0	(1.2)	(32.7)

Total excluding share of joint ventures	1,014.6	(67.6)	14.5	961.5

	As at December 31
	Long-lived assets (i)		Identifiable assets (i)
	2004	2003	2004	2003
	(€m)	(€m)	(€m)	(€m)
Republic of Ireland	353.4	351.7	714.0	626.0
Britain & Northern Ireland	420.7	417.2	1,254.9	1,154.1
Mainland Europe	2,682.6	2,474.0	4,920.4	4,265.9
Americas—primarily United States	3,306.7	3,377.0	4,978.3	5,019.4

	6,763.4	6,619.9	11,867.6	11,065.4

Footnote (i) appears on page F-14.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	As at December 31
	Identifiable assets (i)
	2004	2003
	(€m)	(€m)
Net assets (i)
Republic of Ireland	345.0	327.0
Britain & Northern Ireland	496.3	483.5
Mainland Europe	3,715.3	3,068.5
Americas—primarily United States	3,836.8	3,869.8

	8,393.4	7,748.8
Trade and other investments	11.7	12.1
Unallocated liabilities—dividends payable	(124.7)	(105.0)

	8,280.4	7,655.9

Reconciliation of total net assets
Total assets	11,867.6	11,065.4
Less cash and liquid investments	(1,322.4)	(1,298.0)
Less accounts payable and accrued liabilities, deferred acquisition consideration due after more than one year and provisions for liabilities and charges (excluding deferred and other taxation)	(2,264.8)	(2,111.5)

Total net assets	8,280.4	7,655.9

(i)	Long-lived assets, identifiable assets and net assets are analyzed by reference to the geographical area in which the assets are located.

The impact of acquisitions completed during 2004 (see Note 13 for detailed list) is summarized below:

	Net sales	Operating income	Net assets at year-end
	(€m)	(€m)	(€m)
Britain & Northern Ireland	7.0	0.8	15.7
Mainland Europe	391.4	46.9	671.9
Americas—primarily United States	189.0	23.8	220.9

Total acquisitions	587.4	71.5	908.5

Materials	311.6	46.5	612.0
Products	162.1	17.9	187.9
Distribution	113.7	7.1	108.6

Total acquisitions	587.4	71.5	908.5

Analysis by class of business

The Group is analyzed into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Canada, Argentina and Chile. These activities comprise three reporting business segments:

Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

Products businesses are involved in the production of concrete products and a range of construction-related products and services.

Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and of materials and products for the DIY market.

Intersegment sales are not significant.

	Year ended December 31, 2004
	Materials	Products	Distribution	Total Products & Distribution	Total Group
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales
Europe	2,353.5	2,245.0	1,904.1	4,149.1	6,502.6
Americas	2,841.7	2,461.6	1,013.8	3,475.4	6,317.1

	5,195.2	4,706.6	2,917.9	7,624.5	12,819.7
Less share of joint ventures	(281.7)	(158.7)	(99.2)	(257.9)	(539.6)

	4,913.5	4,547.9	2,818.7	7,366.6	12,280.1

Operating income excluding goodwill amortization
Europe	339.4	189.6	126.9	316.5	655.9
Americas	271.5	255.6	64.0	319.6	591.1

	610.9	445.2	190.9	636.1	1,247.0
Less share of joint ventures and associates	(57.0)	(17.6)	(14.5)	(32.1)	(89.1)

	553.9	427.6	176.4	604.0	1,157.9

Goodwill amortization
Europe	(21.2)	(24.2)	(14.8)	(39.0)	(60.2)
Americas	(19.2)	(17.6)	(4.4)	(22.0)	(41.2)

	(40.4)	(41.8)	(19.2)	(61.0)	(101.4)
Less share of joint ventures and associates	2.3	6.3	(0.3)	6.0	8.3

	(38.1)	(35.5)	(19.5)	(55.0)	(93.1)

Gain/(loss) on sale of investments and property, plant and equipment
Europe	0.6	0.8	(2.2)	(1.4)	(0.8)
Americas	5.8	4.8	1.5	6.3	12.1

	6.4	5.6	(0.7)	4.9	11.3
Less share of joint ventures and associates	(0.9)	(0.7)	(0.4)	(1.1)	(2.0)

	5.5	4.9	(1.1)	3.8	9.3

Income on ordinary activities before interest
Europe	318.8	166.2	109.9	276.1	594.9
Americas	258.1	242.8	61.1	303.9	562.0

	576.9	409.0	171.0	580.0	1,156.9
Less share of joint ventures and associates	(55.6)	(12.0)	(15.2)	(27.2)	(82.8)

	521.3	397.0	155.8	552.8	1,074.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	Year ended December 31, 2003
	Materials	Products	Distribution	Total Products & Distribution	Total Group
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales
Europe	1,983.8	1,720.6	1,361.8	3,082.4	5,066.2
Americas	2,831.3	2,196.3	986.0	3,182.3	6,013.6

	4,815.1	3,916.9	2,347.8	6,264.7	11,079.8
Less share of joint ventures	(190.8)	(66.0)	(48.7)	(114.7)	(305.5)

	4,624.3	3,850.9	2,299.1	6,150.0	10,774.3

Operating income excluding goodwill amortization
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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	Year ended December 31, 2002
	Materials	Products	Distribution	Total Products & Distribution	Total Group
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales
Europe	1,927.0	1,416.0	1,089.6	2,505.6	4,432.6
Americas	3,072.1	2,290.0	999.4	3,289.4	6,361.5

	4,999.1	3,706.0	2,089.0	5,795.0	10,794.1
Less share of joint ventures	(168.7)	(59.9)	(48.3)	(108.2)	(276.9)

	4,830.4	3,646.1	2,040.7	5,686.8	10,517.2

Operating income
Europe	266.7	107.5	46.4	153.9	420.6
Americas	335.8	248.6	43.1	291.7	627.5

	602.5	356.1	89.5	445.6	1,048.1
Less share of joint ventures	(24.5)	(3.4)	(5.6)	(9.0)	(33.5)

	578.0	352.7	83.9	436.6	1,014.6

Goodwill amortization
Europe	(19.9)	(13.2)	(1.2)	(14.4)	(34.3)
Americas	(19.8)	(12.4)	(3.1)	(15.5)	(35.3)

	(39.7)	(25.6)	(4.3)	(29.9)	(69.6)
Less share of joint ventures	1.6	0.4	—	0.4	2.0

	(38.1)	(25.2)	(4.3)	(29.5)	(67.6)

Gain/(loss) on sale of investments and property, plant and equipment
Europe	11.7	2.7	(0.5)	2.2	13.9
Americas	3.3	(1.5)	—	(1.5)	1.8

	15.0	1.2	(0.5)	0.7	15.7
Less share of joint ventures	(1.3)	—	0.1	0.1	(1.2)

	13.7	1.2	(0.4)	0.8	14.5

Income on ordinary activities before interest
Europe	258.5	97.0	44.7	141.7	400.2
Americas	319.3	234.7	40.0	274.7	594.0

	577.8	331.7	84.7	416.4	994.2
Less share of joint ventures	(24.2)	(3.0)	(5.5)	(8.5)	(32.7)

	553.6	328.7	79.2	407.9	961.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—BUSINESS AND GEOGRAPHICAL ANALYSIS (continued)

	2004		2003
	(€m)%		(€m)%
Net assets
Europe Materials	1,992.9	23.8	1,482.9	19.1
Europe Products	1,696.3	20.2	1,567.4	20.2
Europe Distribution	867.3	10.3	828.6	10.7
Americas Materials	2,413.4	28.8	2,522.2	32.6
Americas Products	1,212.6	14.4	1,163.3	15.0
Americas Distribution	210.9	2.5	184.4	2.4

	8,393.4	100	7,748.8	100

Trade and other investments	11.7		12.1
Unallocated liabilities—dividends proposed	(124.7)		(105.0)

	8,280.4		7,655.9

NOTE 3—DISTRIBUTION AND ADMINISTRATION EXPENSES

	Year ended December 31
	Continuing operations
	2004	Acquisitions 2004	Total 2004	2003	2002
	(€m)	(€m)	(€m)	(€m)	(€m)
Distribution expenses	1,499.6	32.4	1,532.0	1,225.9	1,156.3
Administrative expenses	1,144.7	35.4	1,180.1	1,085.5	1,056.0
Other income	(2.1)	—	(2.1)	(2.9)	(3.2)

	2,642.2	67.8	2,710.0	2,308.5	2,209.1

NOTE 4—GROUP OPERATING INCOME

			Year ended December 31
			2004	2003	2002
			(€m)	(€m)	(€m)
Group operating income (excluding goodwill amortization and share of joint ventures’ and associates’ operating income) is arrived at after charging
Wages and salaries			2,008.0	1,813.0	1,800.3
Social security costs			223.9	207.5	194.4
Pension costs			132.9	113.8	107.9
Depreciation			494.4	458.2	456.3
Repairs and maintenance			335.8	384.4	371.1
Advertising and promotion expense			71.9	51.9	49.1
Operating lease rentals—hire of plant and machinery			44.2	63.5	62.6
Operating lease rentals—land and buildings			69.6	52.9	53.6
Operating lease rentals—other operating leases			19.8	11.6	10.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—GROUP OPERATING INCOME (continued)

	2004	2003	2002
The average number of Group employees by region was as follows
Republic of Ireland	2,529	2,545	2,554
Britain & Northern Ireland	4,010	4,025	4,045
Mainland Europe	22,257	18,033	15,794
Americas—primarily United States	31,615	29,636	27,496

	60,411	54,239	49,889

NOTE 5—DIRECTORS’ EMOLUMENTS AND INTERESTS

Directors’ emoluments and interests are given in the report on Directors’ remuneration on pages R-1 to R-9.

NOTE 6—INTEREST EXPENSE

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Interest payable on bank loans and overdrafts repayable wholly within five years:
—by installments	3.9	4.2	3.8
—not by installments	71.2	67.4	85.8
Interest payable on other borrowings	77.4	69.5	86.3

	152.5	141.1	175.9

NOTE 7—TAXATION ON INCOME

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Current Taxation
Ireland
Corporation taxation at 12.5% (2003: 12.5% and 2002: 16%)	15.0	12.3	21.2
Less manufacturing relief (a)	(3.2)	(3.2)	(7.7)

	11.8	9.1	13.5
Overseas taxation	165.2	130.1	135.4
Share of joint ventures’ and associates’ taxation	16.6	8.2	5.1
Total taxation on disposal of fixed assets	5.0	3.1	2.1

Total current taxation	198.6	150.5	156.1

Deferred Taxation
Origination and reversal of timing differences	48.5	67.1	70.7

Total taxation on income	247.1	217.6	226.8

(a)	Income from the sale of goods manufactured in Ireland is liable to Corporation Taxation at a reduced rate of 10% (“manufacturing relief”). This reduced rate applies to income arising from the manufacture of goods regardless of whether the goods are exported.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—TAXATION ON INCOME (continued)

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Income before taxation and minority shareholders’ equity interest
Republic of Ireland	190.0	195.7	231.9
Overseas	758.1	633.9	598.2
Share of joint ventures’ and associates’ income before taxation	68.9	34.6	25.6

Income before taxation and minority shareholders’ equity interest	1,017.0	864.2	855.7

Effective taxation rate
The effective taxation rate is obtained by computing the taxation charge as a percentage of income before taxation and minority shareholders’ equity interest (income before taxation).

Total current taxation as a percentage of income before taxation	19.5%	17.4%	18.2%

Total taxation on income as a percentage of income before taxation	24.3%	25.2%	26.5%

The following table relates the applicable Republic of Ireland statutory taxation rate to the effective total taxation rate of the Group:
	(% of income before taxation)
Irish corporation taxation rate	12.5	12.5	16.0
Manufacturing relief (a)	(0.3)	(0.4)	(0.9)
Higher taxation rates on overseas earnings	14.3	13.0	9.0
Other allowances and expenses not deductible for taxation purposes	(2.2)	0.1	2.4

	24.3	25.2	26.5

(a)	Income from the sale of goods manufactured in Ireland is liable to Corporation Taxation at a reduced rate of 10% (“manufacturing relief”). This reduced rate applies to income arising from the manufacture of goods regardless of whether the goods are exported.

Factors that may affect future taxation charges

Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years.

No deferred taxation is recognised on the unremitted earnings of overseas subsidiaries, joint ventures or associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

Provision is made for deferred taxation on gains recognised on revaluing property only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned.

The total taxation charge in future periods will be affected by any changes to the corporation taxation rates in force in the countries in which the Group operates. The current taxation charges will also be affected by changes in the excess of taxation depreciation over book depreciation and the use of taxation credits.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—NET INCOME PER ORDINARY SHARE

	Year ended December 31
	2004	2003	2002
Numerator for basic and diluted earnings per share
Net income attributable to ordinary shareholders (€ millions)	762.0	640.6	623.3

Denominator for basic earnings per share
Weighted-average number of shares (millions) in issue for the year (i)	529.5	525.7	522.8

Effect of dilutive potential Ordinary Shares (employee share options)	4.3	5.4	2.9

Denominator for diluted earnings per share	533.8	531.1	525.7

Basic net income per Ordinary Share	143.9c	121.9c	119.2c

Diluted net income per Ordinary Share	142.8c	120.6c	118.6c

NOTE 9—DIVIDENDS

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Paid:
Interim—9.60c per Ordinary Share (2003: 8.20c, 2002: 7.43c)	51.0	43.2	39.1
Proposed:
Final—23.40c per Ordinary Share (2003: 19.90c, 2002: 17.97c)	124.7	105.0	94.2

	175.7	148.2	133.3

NOTE 10—ACCOUNTS RECEIVABLE AND PREPAYMENTS

	December 31
	2004	2003
	(€m)	(€m)
Trade receivables	1,580.1	1,432.4
Provision for doubtful accounts	(95.8)	(91.4)

	1,484.3	1,341.0
Other receivables:
Amounts recoverable on long-term contracts	92.7	104.0
Amounts receivable from joint ventures and associates	1.5	2.3
Prepayments and accrued income	101.4	98.9
Other	149.9	135.0

	1,829.8	1,681.2

NOTE 11—INVENTORIES

	December 31
	2004	2003
	(€m)	(€m)
Raw materials	298.1	252.5
Work-in-progress	79.1	87.5
Finished goods	872.4	777.6

	1,249.6	1,117.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—INVESTMENTS

	Joint venture undertakings			Associated undertakings		Other Investments at cost	Total
	Share of net assets	Goodwill	Loans
				Investment	Goodwill
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
At January 1	104.7	125.0	62.3	47.4	(2.8)	12.1	348.7
Translation adjustment	(4.0)	—	(0.1)	(7.0)	(1.3)	—	(12.4)
Joint venture becoming an associate (i)	(93.3)	(19.6)	—	93.3	19.6	—	—
Associate becoming a joint venture	12.3	—	—	(12.3)	—	—	—
Arising on acquisition of subsidiaries	(11.1)	0.8	(1.6)	—	—	3.8	(8.1)
Investments and advances (ii)	292.6	36.9	22.9	1.6	3.1	1.1	358.2
Disposals and repayments	0.1	(0.7)	—	—	—	(5.3)	(5.9)
Retained income less dividends paid	21.8	(7.5)	—	8.4	(0.8)	—	21.9

At December 31	323.1	134.9	83.5	131.4	17.8	11.7	702.4

(i)	The Group did not exercise its option to acquire an additional 25% of the Mashav Group in Israel in early 2004, and accordingly the status of the Group’s existing 25% investment changed from joint venture to associate. With effect from the beginning of 2004, this investment is accounted for as an associated undertaking.
(ii)	The major investment during the year was the purchase, on June 3, 2004, of a 49% stake in Secil, a major Portuguese manufacturer of cement and readymixed concrete, for a consideration of €328.7 million.
(iii)	The investments in joint venture and associated undertakings are not publicly traded. A listing of the principal joint venture and associated undertakings is as follows:

Incorporated and operating in	% held		Products and services
Netherlands	50 45.03	Bouwmaterialenhandel de Schelde bv Cementbouw bv	DIY stores Cement transport and trading, readymixed concrete and aggregates
Ireland	50 50	Kemek Limited Williaam Cox Limited	Commercial explosives Glass constructions, continuous rooflights and ventilation systems
Belgium	49	Gefinex Jackon nv	XPS insulation
France	23.40	Groupe SAMSE	Builders merchants and DIY stores
Germany	49	Gefinex Jackon GmbH	XPS insulation
Portugal	50	Modelo Distribuição de Materiais de Construção sa	Cash & Carry building materials
	48.99	Secil—Companhia Geral de Cal e Cimento, S.A.	Cement, aggregates, concrete products, mortar and readymixed concrete
United States	50	Boxley Aggregates of West Virginia, LLC	Aggregates
	45 50 50 50	Buckeye Ready-Mix, LLC Cadillac Asphalt, LLC Landmark Stone Products, LLC Oldcastle Arpal, LLC	Readymixed concrete Asphalt Veneer stone High performance blast mitigation window and curtain wall systems
	50	Paver Systems, LLC	Hardscape products
Israel	25	Mashav Initiating and Development Limited	Cement

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS

The major acquisitions made by the Group during the two years ended December 31, 2003 and 2004 are listed below. All acquisitions have been accounted for under the purchase method.

	Date	(€m)
Acquired in 2003
Cementbouw Handel & Industrie, the Netherlands	October 2003	670.6
S. E. Johnson, Ohio	May 2003	202.2
Matt Stone, southern states of the U.S.	June 2003	70.0
Europe Materials Division—5 deals		56.5
Europe Products & Distribution Division—13 deals in addition to Cementbouw		244.6
Americas Materials Division—9 deals in addition to the S.E. Johnson		89.2
Americas Products & Distribution Division—10 deals in addition to Matt Stone		186.4

Total cost of acquisitions completed in 2003		1,519.5

		(€m)
Acquired in 2004
Europe Materials Division—5 deals		119.0
Europe Products & Distribution Division—10 deals		190.8
Americas Materials Division—12 deals		152.0
Americas Products & Distribution Division—11 deals		100.3

Total cost of acquisitions completed in 2004		562.1

The date that each business was acquired and upon which assets were received and the date when control over the operating and financial decisions was obtained were one and the same.

The principal acquisitions during 2004 were:

Europe

Materials businesses—Hastag Holding in Switzerland; Abetoni and Jersanmaki in Finland; TSMK in Russia; and Prebet Zelislawice in Poland.

Products & Distribution businesses—Ergon, De Saegher, three GAMMA stores and Klaps in Belgium; Airvent, Broughton Controls and certain activities of Icopal in the United Kingdom; Mavotrans, NCD Builders Merchants and buyout of Kellen Concrete Products and GAMMA Sneek in the Netherlands.

Americas

Materials businesses—Elam Corporation and Amenia Sand & Gravel in New York State; Passaic Crushed Stone & Gallo Asphalt in New Jersey; Blue Rock Industries and Bridgecorp in Maine; purchase of an aggregate pit in New Mexico; Construction Products Corporation in Utah; Klamath Pacific in Oregon; Rohlin Construction Company in Iowa; Wyandot Dolomite and buyout of a joint venture with the Heritage Group in Ohio; and a transaction whereby asphalt and paving assets in metropolitan Cincinnati, Ohio were exchanged for operations in Maine, Ohio and in the Delaware/Maryland peninsula.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS (continued)

Products & Distribution businesses—Greenleaf Products, Anchor Block and the purchase of a 50% stake in Paver Systems in Florida; 80% of Custom Surfaces with operations in Georgia and South Carolina; Creative Surfaces in Alabama; Newbasis Central in Texas; Mega Cast in Georgia; Floral Glass in New York; Metro Roofing Distributors in Boston, Massachusetts; G.W. Killebrew in the Hawaiian Islands; and the final 20% stake in Vidrios Dell Orto in Chile.

Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

Products businesses are involved in the production of concrete products and a range of construction-related products and services.

Distribution businesses are engaged in the marketing and sale of builders’ supplies to the construction industry and of materials and products for the DIY market.

	Year ended December 31
	2004	2003
	(€m)	(€m)
Accounts receivable and prepayments	136.2	233.1
Inventories	45.8	176.6
Investments	(8.1)	25.4
Property, plant and equipment	405.2	879.8

Total assets, excluding cash	579.1	1,314.9

Accounts payable and accrued liabilities	(99.3)	(232.3)
Taxation, including deferred taxation	(16.1)	(10.5)
Provisions	(11.6)	(68.4)
Capital grants	—	(0.1)
Minority shareholders’ equity interest	5.1	(3.2)

Total liabilities, excluding debt	(121.9)	(314.5)

Net assets acquired at fair value	457.2	1,000.4
Goodwill arising on acquisition	104.9	519.1

Consideration	562.1	1,519.5

Satisfied by
Cash payment	421.2	1,110.1
Cash acquired on acquisition	(26.8)	(35.3)
Bank overdrafts assumed on acquisition	104.1	364.2

Net cash outflow	498.5	1,439.0
Loans and finance leases, net of liquid investments, assumed on acquisition	7.8	40.0
Deferred acquisition consideration	55.8	40.5

	562.1	1,519.5

The impact of 2004 acquisitions on the cash flow statement was not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—ACQUISITIONS (continued)

Fair values and goodwill on acquisition

The fair values were calculated as follows

	Acquisitions completed in 2004
	Book values	Revaluation	Accounting policy alignment	Fair values
	(€m)	(€m)	(€m)	(€m)
Property, plant and equipment and investments	283.9	111.1	2.1	397.1
Working capital	91.5	(7.5)	(1.3)	82.7
Taxation, including deferred taxation	(16.2)	5.0	(4.9)	(16.1)
Provisions	(6.6)	(5.7)	0.7	(11.6)
Minority shareholders’ equity interest	5.1	—	—	5.1

Net assets acquired at fair value	357.7	102.9	(3.4)	457.2
Goodwill arising on acquisition	204.4	(102.9)	3.4	104.9

Consideration	562.1	—	—	562.1

No provisions were made in respect of reorganizations, redundancies or related asset write-downs in the twelve months preceding the effective dates of acquisition.

The fair values set out above include provisional valuations for certain acquisitions completed in 2004; any eventual revisions to these provisional values will be reflected in the 2005 financial statements.

Pro-forma results

The following unaudited pro-forma combined operating results of the Group for the years ended December 31, 2004 and 2003 have been prepared as if the acquisition of the companies in 2004 outlined on page F-23 were effective as of January 1, 2003. The effect of 2003 and 2002 acquisitions on 2003 and 2002 results have been included.

	Year ended December 31
	2004		2003		2002
	(€ million, except per share amounts)
Net sales	13,144.1		12,759.0		13,320.5
Net income attributable to ordinary shareholders	764.5		639.4		644.1
Net income per Ordinary Share	144.4	c	121.6	c	123.2	c

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—PROPERTY, PLANT AND EQUIPMENT

	Freehold property	Plant and equipment	Transport	Assets under construction	Total
	(€m)	(€m)	(€m)	(€m)	(€m)
Cost or Valuation
Balance at January 1, 2004	3,165.3	3,664.1	421.4	112.9	7,363.7
Additions at cost	66.8	220.8	43.6	189.0	520.2
Retirements	(59.8)	(121.5)	(32.8)	—	(214.1)
Arising on acquisitions during the year (Note 13)	308.1	81.3	13.9	1.9	405.2
Reclassifications	34.9	44.4	1.8	(81.1)	—
Translation adjustment	(111.2)	(112.2)	(20.1)	(8.4)	(251.9)

Balance at December 31, 2004	3,404.1	3,776.9	427.8	214.3	7,823.1

Depreciation
Balance at January 1, 2004	424.0	1,576.7	217.6	—	2,218.3
Depreciation charged to costs and expenses	119.0	323.2	52.2	—	494.4
Retirements	(15.2)	(92.0)	(22.0)	—	(129.2)
Translation adjustment	(14.2)	(54.1)	(12.0)	—	(80.3)

Balance at December 31, 2004	513.6	1,753.8	235.8	—	2,503.2

Net book amount at December 31, 2004	2,890.5	2,023.1	192.0	214.3	5,319.9

Cost or Valuation
Balance at January 1, 2003	2,944.0	3,630.3	433.6	82.7	7,090.6
Additions at cost	58.9	219.0	41.5	82.6	402.0
Retirements	(39.8)	(100.5)	(28.1)	—	(168.4)
Arising on acquisitions during the year (Note 13)	580.0	259.6	23.0	17.2	879.8
Reclassifications	—	41.7	16.1	(57.8)	—
Translation adjustment	(377.8)	(386.0)	(64.7)	(11.8)	(840.3)

Balance at December 31, 2003	3,165.3	3,664.1	421.4	112.9	7,363.7

Depreciation
Balance at January 1, 2003	395.4	1,480.7	210.1	—	2,086.2
Depreciation charged to costs and expenses	85.0	316.1	57.1	—	458.2
Retirements	(16.5)	(72.7)	(19.0)	—	(108.2)
Translation adjustment	(39.9)	(147.4)	(30.6)	—	(217.9)

Balance at December 31, 2003	424.0	1,576.7	217.6	—	2,218.3

Net book amount at December 31, 2003	2,741.3	2,087.4	203.8	112.9	5,145.4

Freehold property purchased since December 31, 1980 is reflected at cost. Freehold property (excluding buildings of a specialized nature) purchased prior to December 31, 1980 was revalued by professional valuers at that date on an existing use basis. The Group has elected to adopt the transitional arrangements of Financial Reporting Standard 15—Tangible Fixed Assets (“FRS 15”) by not implementing a revaluation policy and by continuing to carry these assets at the revalued book amounts.

Property includes mineral bearing land with a net book value of €1,253.0 million at December 31, 2004.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—PROPERTY, PLANT AND EQUIPMENT (continued)

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of total cost/valuation is as follows:

	December 31
	2004	2003
	(€m)	(€m)
At valuation December 31, 1980	57.3	57.9
At cost post December 31, 1980	3,346.8	3,107.4

	3,404.1	3,165.3

Property, plant and equipment include assets held under finance leases as follows:

	December 31
	2004	2003
	(€m)	(€m)
Cost	59.6	23.8
Accumulated depreciation charged to costs and expenses	(13.0)	(9.9)

Net book amount at December 31	46.6	13.9

The accumulated charge to costs and expenses in respect of assets held under finance leases amounted to €3.8 million during 2004 (2003: €1.9 million and 2002: €2.0 million).

Future capital expenditure purchase commitments

	December 31
	2004	2003
	(€m)	(€m)
Contracted but not provided for in the financial statements	165.7	132.1
Authorized by the Directors but not contracted for	87.7	87.5

NOTE 15—INTANGIBLE FIXED ASSETS - GOODWILL

	December 31
	2004	2003
	(€m)	(€m)
Cost
At January 1	1,706.2	1,331.7
Arising on acquisitions during the year (Note 13)	104.9	519.1
Disposals	—	(0.9)
Translation adjustment	(53.3)	(143.7)

At December 31	1,757.8	1,706.2

Amortization
At January 1	231.7	177.6
Amortization charged to costs and expenses	93.1	74.0
Translation adjustment	(10.5)	(19.9)

At December 31	314.3	231.7

Net book amount at December 31	1,443.5	1,474.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—BANK LOANS AND OVERDRAFTS

	December 31
	2004	2003
	(€m)	(€m)
Demand loans	24.7	30.4
Overdrafts	73.3	67.0

	98.0	97.4
Current portion of long-term debt (a)	314.0	412.9

	412.0	510.3

(a)	Includes €10.8 million (2003: €4.9 million) in respect of the current portion of finance lease obligations.

The weighted-average interest rate on bank loans and overdrafts outstanding at the year-end is 4.6% (2003: 4.7%).

NOTE 17—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31
	2004	2003
	(€m)	(€m)
Amounts falling due within one year

Trade accounts payable	904.5	820.2
Payroll taxes and social security	43.1	36.7
Value added tax	46.6	45.5
Deferred acquisition consideration	40.1	58.3
Other payables	149.5	153.9
Accruals and deferred income	448.9	384.9
Taxes payable	73.0	77.9
Amounts owed to joint ventures and associates	5.3	0.2
Dividends	124.7	105.0

	1,835.7	1,682.6

Amounts falling due after more than one year

Deferred acquisition consideration, due as follows:
—between one and two years	27.2	52.8
—between two and five years	59.9	30.6
—after five years	16.3	13.1

	103.4	96.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18—LONG-TERM DEBT

Long-term debt, which primarily comprises bank loans, matures as follows:

	December 31
	2004	2003
	(€m)	(€m)
Between one and two years	300.1	183.1
Between two and three years	170.6	265.9
Between three and four years	175.3	147.3
Between four and five years	656.6	162.9
After more than five years	2,048.5	2,336.6

	3,351.1	3,095.8

Long-term debt collateralized by Group assets amounted to €122.4 million at December 31, 2004 (2003: €83.2 million).

(a)	Long-term debt is at varying interest rates, the weighted-average of which at December 31, 2004 was 4.0% (2003: 3.8%).

(b)	The Group’s debt agreements contain certain covenants, the most restrictive of which relate to the incurrence of additional debt and maintenance of stockholders’ equity and income before interest, depreciation and amortization to net interest coverage ratio. All of these covenants had been complied with as at December 31, 2004.

(c)	At December 31, 2004 the Group had substantial amounts of undrawn borrowing facilities available including €666.9 million (€638.0 million at December 31, 2003), which were covered by formal commitments. These committed facilities are mainly with a number of international banks and extend for periods up to five years. Commitment fees are paid on the unused portion of the lines of credit. Borrowings under the facilities will be at prevailing money-market rates.

(d)	Finance lease obligations included in long-term debt above, net of interest, are due as follows:

	December 31
	2004	2003
	(€m)	(€m)
Between one and two years	10.1	3.9
Between two and three years	9.9	2.3
Between three and four years	10.1	1.6
Between four and five years	2.1	0.9
After five years	10.0	8.6

	42.2	17.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—TREASURY INFORMATION

Interest rate and currency profile

The interest rate and currency profile of the Group’s net debt and net worth as at December 31, 2004 was as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
Weighted-average fixed debt interest rates	3.1%	7.3%	5.1%	3.1%	6.6%	5.1%
Weighted-average fixed debt periods—years	2.1	8.0	2.0	1.8	1.5	4.1

	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Fixed rate debt	(489.5)	(446.1)	(49.8)	(121.0)	(137.4)	(1,243.8)
Floating rate debt	(959.3)	(728.4)	(366.3)	(267.4)	(197.9)	(2,519.3)
Cash and liquid investments—floating rate	443.9	345.2	336.7	147.7	48.9	1,322.4

Net debt by major currency	(1,004.9)	(829.3)	(79.4)	(240.7)	(286.4)	(2,440.7)

Loans to joint ventures	81.4	0.8	1.0	0.3	—	83.5
Deferred acquisition consideration falling due after more than one year	(10.9)	(91.2)	(1.3)	—	—	(103.4)

Net financial assets and liabilities (excluding short-term receivables and payables)	(934.4)	(919.7)	(79.7)	(240.4)	(286.4)	(2,460.6)
Capital employed at December 31, 2004	2,806.4	3,498.8	449.1	344.7	673.0	7,772.0
Minority shareholders’ equity interest	(9.6)	(3.5)	(0.5)	(6.6)	(62.4)	(82.6)
Capital grants	(10.7)	—	(0.3)	—	—	(11.0)

Shareholders’ equity (net worth) at December 31, 2004	1,851.7	2,575.6	368.6	97.7	324.2	5,217.8

The corresponding interest rate and currency profile of the Group’s net debt and net worth as at December 31, 2003 was as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
Weighted-average fixed debt interest rates	3.6%	7.3%	6.9%	3.6%	7.6%	5.8%
Weighted-average fixed debt periods—years	2.8	8.9	0.1	1.4	1.8	5.2

	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Fixed rate debt	(371.6)	(485.4)	(42.9)	(97.0)	(101.9)	(1,098.8)
Floating rate debt	(761.1)	(963.7)	(289.9)	(276.3)	(216.3)	(2,507.3)
Cash and liquid investments—floating rate	408.5	421.8	238.4	190.7	38.6	1,298.0

Net debt by major currency	(724.2)	(1,027.3)	(94.4)	(182.6)	(279.6)	(2,308.1)

Loans to joint ventures	60.9	—	1.1	0.3	—	62.3
Deferred acquisition consideration falling due after more than one year	(0.1)	(95.3)	(1.1)	—	—	(96.5)

Net financial assets and liabilities (excluding short-term receivables and payables)	(663.4)	(1,122.6)	(94.4)	(182.3)	(279.6)	(2,342.3)
Capital employed at December 31, 2003	2,395.8	3,497.4	435.8	248.4	627.1	7,204.5
Minority shareholders’ equity interest	(7.5)	—	(0.5)	(5.4)	(77.2)	(90.6)
Capital grants	(12.3)	—	(0.4)	—	—	(12.7)

Shareholders’ equity (net worth) at December 31, 2003	1,712.6	2,374.8	340.5	60.7	270.3	4,758.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—TREASURY INFORMATION (continued)

The amounts shown on page F-30 take into account the effect of currency swaps, forward contracts and other derivatives entered into to manage these currency and interest rate exposures.

Floating rate debt comprises bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight to one year largely by reference to inter-bank interest rates (U.S.$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR, Euribor).

Cash and liquid investments comprise cash deposits placed on money markets for periods of up to six months and high quality liquid investments such as commercial paper and bonds.

As explained in Item 11 on page 99, the Group’s policy is to spread its net worth across the currencies of the countries in which it invests. Interest rate swaps are entered into only for the purpose of managing the Group’s mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. In line with Group policy, all derivative contracts are entered into with highly-rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the consolidated statements of total recognized gains and losses.

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognized in the consolidated statements of income. As at December 31, 2004 these exposures were not material.

Fair values of debt, cash and liquid investments

A comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities (excluding short-term receivables and payables) at December 31, 2004 and December 31, 2003 is set out below:

	Gross debt	Derivative contracts		Cash and liquid investments	Other financial instruments	Total
		Gains	Losses
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
2003 book value	(3,428.9)	18.4	(195.5)	1,298.0	(34.3)	(2,342.3)
2003 fair value	(3,679.0)	225.7	(205.3)	1,298.0	(34.3)	(2,394.9)

Unrecognized gains and losses as at December 31, 2003	(250.1)	207.3	(9.8)	—	—	(52.6)

2004 book value	(3,510.1)	1.2	(254.2)	1,322.4	(19.9)	(2,460.6)
2004 fair value	(3,745.7)	177.7	(264.0)	1,322.4	(19.9)	(2,529.5)

Unrecognized gains and losses as at December 31, 2004	(235.6)	176.5	(9.8)	—	—	(68.9)

Reconciliation of movement in unrecognized gains and losses

At December 31, 2003	(250.1)	207.3	(9.8)	—	—	(52.6)
Portion recognized in 2004	111.5	(91.3)	6.8	—	—	27.0
Arising in 2004	(97.0)	60.5	(6.8)	—	—	(43.3)

At December 31, 2004	(235.6)	176.5	(9.8)	—	—	(68.9)

Of which, expected to be recognized

—in 2005	(70.7)	52.2	(5.5)	—	—	(24.0)
—after 2005	(164.9)	124.3	(4.3)	—	—	(44.9)

	(235.6)	176.5	(9.8)	—	—	(68.9)

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

At both December 31, 2004 and December 31, 2003, interest rates were generally below the fixed rates being paid by the Group. As a consequence, the fair values of the Group’s fixed interest rate instruments included a net unrecognized loss of €68.9 million (2003: €52.6 million).

NOTE 20—CAPITAL GRANTS DEFERRED

	2004	2003
	(€m)	(€m)
At January 1	12.7	14.6
Arising on acquisitions during the year (Note 13)	—	0.1
Received	0.1	0.1

	12.8	14.8
Released to income during year	(1.8)	(2.0)
Translation adjustment	—	(0.1)

At December 31	11.0	12.7

NOTE 21—PROVISIONS FOR LIABILITIES AND CHARGES

	2004	2003
	(€m)	(€m)
Deferred and other taxation	528.3	485.6
Other provisions for liabilities and charges	325.7	332.4

	854.0	818.0

Deferred and other taxation
At January 1	485.6	478.4
Transfers/reclassifications	—	3.3
Arising on acquisitions during the year (Note 13)	13.5	0.1
Provided during the year	48.5	67.1
Translation adjustment	(19.3)	(63.3)

At December 31	528.3	485.6

Deferred taxation represents the following total timing differences
Fixed assets, principally depreciation	295.9	255.6
Other timing differences, including taxation losses	27.9	9.3

	323.8	264.9
Other taxation	204.5	220.7

	528.3	485.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—PROVISIONS FOR LIABILITIES AND CHARGES (continued)

Other provisions for liabilities and charges

	At January 1, 2004	Acquisitions	Provided during year	Utilized during year	Reversed unused	Translation adjustment	At December 31, 2004
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Insurance (i)	129.8	1.7	73.4	(52.7)	(0.1)	(7.6)	144.5
Post-retirement obligations (ii)	16.1	0.4	3.7	(3.4)	(1.4)	(0.4)	15.0
Guarantees and warranties (iii)	34.4	1.4	11.2	(12.1)	(1.6)	(0.6)	32.7
Rationalization and redundancy (iv)	19.9	3.0	4.7	(15.9)	(1.2)	0.1	10.6
Environment and remediation (v)	77.1	4.2	11.7	(5.6)	(11.7)	(0.4)	75.3
Other	55.1	0.9	14.8	(22.2)	(2.0)	1.0	47.6

Total	332.4	11.6	119.5	(111.9)	(18.0)	(7.9)	325.7

(i)	Insurance

This provision relates to workers’ compensation (employer’s liability) and third party liabilities or claims covered under the Group’s self-insurance schemes. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are made.

(ii)	Post-retirement obligations

These comprise provisions for post-retirement healthcare obligations and life assurance obligations in respect of certain current and former employees in the United States in addition to early retirement for certain senior executives throughout the Group. The method of accounting for these provisions is similar to that used for pension obligations. The early retirement provisions are calculated using assumptions broadly in line with those set out in Note 29 relating to pensions, while the principal actuarial assumption used in determining the required provisions is that healthcare costs will increase by 8% per annum.

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

These provisions include obligations for site remediation and improvement costs to be incurred in compliance with local or national environmental regulations and constructive obligations stemming from best practice. Whilst a significant element of the total provision will reverse in the medium-term (being 2 to 10 years), the majority of the legal and constructive obligations applicable to long-lived assets will unwind over a 30-year time frame.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—MINORITY SHAREHOLDERS’ EQUITY INTEREST

	2004	2003
	(€m)	(€m)
At January 1	90.6	110.9
Income applicable to minority shareholders’ equity interest (less attributable to joint ventures and associates)	7.5	5.7
Dividends paid	(7.5)	(12.9)
Arising on acquisitions during the year (Note 13)	(5.1)	3.2
Translation adjustment	(2.9)	(16.3)

At December 31	82.6	90.6

NOTE 23—SHARE CAPITAL

	Ordinary Shares of €0.32 each		Income Shares of €0.02 each	Cumulative Preference Shares of €1.27 each		Total share capital
	Number	Value		5%	7% ‘A’
	(000)	(€m)	(€m)	(€m)	(€m)	(€m)
			(i)	(ii)	(iii)
Authorized
December 31, 2002, 2003 and 2004	735,000	235.2	14.7	0.2	1.1	251.2

Allotted, called-up and fully paid

December 31, 2002	524,234	167.7	10.5	0.1	1.1	179.4

Share options and share participation (iv)	1,177	0.3	—	—	—	0.3
Shares issued in lieu of dividends (v)	2,071	0.7	0.1	—	—	0.8

December 31, 2003	527,482	168.7	10.6	0.1	1.1	180.5

Share options and share participation (iv)	2,999	0.9	0.1	—	—	1.0
Shares issued in lieu of dividends (v)	2,117	0.7	—	—	—	0.7

December 31, 2004	532,598	170.3	10.7	0.1	1.1	182.2

The footnotes (i) to (v) appear on pages F-34 to F-35

(i)	Income Shares

The Income Shares were created on August 29, 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on May 8, 2002 to cancel such elections.

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

Share option schemes Under the terms of the employees’ share option schemes, options are exercisable at prices varying from €6.5347/Stg£5.3287 to €19.68/Stg£12.04. At December 31, 2004 options over 26,687,557 shares had not yet been exercised. This figure includes options over 9,443,070 shares and 9,825,518 shares which can only be exercised after the expiration of three years and five years respectively from the dates of grant of those options and after specific EPS growth targets have been achieved.

Savings-related share option schemes Under the terms of the savings-related share option schemes, options are outstanding over 570,114 shares and 933,855 shares, granted pursuant to three and five-year contracts respectively, and are exercisable at prices varying from €10.63/Stg£7.18 to €16.09/Stg£10.08. The price at which the options were granted under the schemes represented a discount of 15% to the market price on the date of grant. These options are normally exercisable within a period of six months after the third or fifth anniversary of the contract, whichever is applicable. In accordance with UITF 17 ‘Employee share schemes’, no stock compensation expense has been recorded in relation to savings-related share option schemes.

Share participation schemes At December 31, 2004, 5,130,287 Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation.

During the ten-year period commencing on May 3, 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v)	Shares issued in lieu of dividends

In May 2004, 1,887,001 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €16.91 per share, instead of part or all of the cash element of their 2003 final dividend. In November 2004, 230,009 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €19.34 per share, instead of part or all of the cash element of their 2004 interim dividend.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—RECONCILIATION OF OPERATING INCOME TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Group operating income	1,157.9	1,004.5	1,014.6
Depreciation charge	494.4	458.2	456.3
Capital grants released	(1.8)	(2.0)	(1.9)
Net movement on provisions during the year	(10.4)	(2.5)	18.0

Working capital movements:
—(Increase)/decrease in inventories	(125.6)	8.2	(26.9)
—(Increase)/decrease in accounts receivable and prepayments	(64.8)	(104.7)	149.9
—Increase/(decrease) in accounts payable and accrued liabilities	96.1	34.5	(56.5)

Net cash inflow from operating activities	1,545.8	1,396.2	1,553.5

NOTE 25—DIVIDENDS PAID

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Dividends to shareholders	156.1	137.5	123.9
Less preference dividend separately disclosed	(0.1)	(0.1)	(0.1)
Less issue of shares in lieu of dividend (i)	(36.4)	(27.5)	(23.3)
Dividends paid by subsidiary undertakings to minority shareholders	7.5	12.9	11.1

	127.1	122.8	111.6

(i)	In accordance with the scrip dividend scheme, shares to the value of €36.4 million were issued in lieu of dividends. This amount has been added to shareholders’ funds.

NOTE 26—SALE OF INVESTMENTS AND PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Assets at net book amount:
—Intangible assets	—	0.9	4.0
—Investments	5.9	4.9	19.0
—Property, plant and equipment	84.9	60.2	66.9
Gain on sale excluding share of joint ventures and associates	9.3	11.9	14.5

Proceeds of sale of investments and property, plant and equipment (i)	100.1	77.9	104.4

(i)	€4.6 million (2003: €8.4 million) of the sale of investments and property, plant and equipment of €100.1 million in 2004 (2003: €77.9 million) related to the disposal of the non-core assets of the Jura Group.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—ANALYSIS OF NET DEBT

	At January 1, 2004	Cashflow	Acquisitions	Non-cash changes	Translation adjustment	At December 31, 2004
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Cash	223.7	0.1	—	—	1.7	225.5
Liquid investments	1,074.3	39.4	10.4	—	(27.2)	1,096.9
Bank overdrafts and demand loans	(97.4)	1.4	—	—	(2.0)	(98.0)

Total cash and liquid investments/demand debt	1,200.6	40.9	10.4	—	(27.5)	1,224.4

Loans repayable within one year	(408.0)	383.8	(1.7)	(178.6)	(98.7)	(303.2)
Loans repayable after more than one year	(3,078.5)	(550.6)	(16.3)	178.6	157.9	(3,308.9)
Finance leases	(22.2)	(31.6)	(0.2)	—	1.0	(53.0)

Total term finance	(3,508.7)	(198.4)	(18.2)	—	60.2	(3,665.1)

Net debt	(2,308.1)	(157.5)	(7.8)	—	32.7	(2,440.7)

	At January 1, 2003	Cashflow	Acquisitions	Non-cash changes	Translation adjustment	At December 31, 2003
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Cash	239.2	20.3	—	—	(35.8)	223.7
Liquid investments	1,294.0	(110.4)	1.9	—	(111.2)	1,074.3
Bank overdrafts and demand loans	(79.9)	(25.6)	—	—	8.1	(97.4)

Total cash and liquid investments/demand debt	1,453.3	(115.7)	1.9	—	(138.9)	1,200.6

Loans repayable within one year	(151.5)	227.9	(20.4)	(460.5)	(3.5)	(408.0)
Loans repayable after more than one year	(2,996.9)	(916.3)	(9.1)	460.5	383.3	(3,078.5)
Finance leases	(14.8)	3.1	(12.4)	—	1.9	(22.2)

Total term finance	(3,163.2)	(685.3)	(41.9)	—	381.7	(3,508.7)

Net debt	(1,709.9)	(801.0)	(40.0)	—	242.8	(2,308.1)

NOTE 28—LEASES AND OTHER COMMITMENTS

Lease commitments

The future minimum payments to which the Group is committed as at December 31, 2004 under operating leases are as follows:

Year ending December 31	(€m)
2005	109.5
2006	78.6
2007	60.8
2008	44.8
2009	39.8
2010 and thereafter	148.5

482.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—LEASES AND OTHER COMMITMENTS (continued)

Annual commitments for the year 2005 are as follows under operating leases which expire:

	Plant and machinery	Land and buildings	Other leases	Total
	(€m)	(€m)	(€m)	(€m)
Within one year	7.1	10.1	4.4	21.6
After one but within five years	17.1	28.9	13.1	59.1
After five years	1.9	26.2	0.7	28.8

Total payments year ending December 31, 2005	26.1	65.2	18.2	109.5

Interest Swap Agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements to alter the interest payable on debt from fixed to variable and vice-versa. While the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, the combination of interest rate swaps and fixed rate debt reduces the Group’s interest rate market risk by fixing interest rates on a portion of the Group’s net debt in individual currencies. The Group accounts for interest rate agreements as hedges, the consolidated statements of income reflecting only the net interest receivable or payable under such agreements on the accruals basis. The fair values of the swap transactions, which are not recognized in the financial statements, are included in the fair value analysis on page F-31.

At December 31, 2004 the Group had interest swap agreements:

(i)	which convert the fixed rates on long-term loans of U.S.$2,810 million to variable interest rates. Under these agreements, the Group pays U.S.$ LIBOR and receives a weighted-average interest rate of 5.84% calculated on the notional amount. These agreements expire over the period from November 2007 to October 2033.

(ii)	which convert the variable rates on long-term loans of U.K.£15 million to fixed interest rates. Under this agreement, the Group pays fixed interest rates of 4.83% and receives U.K.£ LIBOR.

(iii)	which lower fixed interest rates on debt of U.S.$315 million and €17 million. Under these agreements, the Group receives a weighted-average interest rate of 7.15% and pays a weighted-average interest rate of 6.8% in respect of the U.S.$ agreements and receives a weighted-average interest rate of 6.76% and pays a weighted-average interest rate of 5.31% in respect of the euro agreements, both calculated on the notional amount. These agreements expire over the period from July 2005 to May 2011.

Currency swap agreements

The Group enters into currency swap agreements to manage the group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations. The net book liability of the currency agreements amounted to €253.0m as at December 31, 2004 and the fair values of the currency swap transactions are included in the fair value analysis on page F-31.

Guarantees

As at December 31, 2004 the Company had issued guarantees in respect of term facilities and interest and currency swaps of consolidated subsidiary companies totaling €4,018.0 million of which €3,351.1 million were outstanding and included in the Group’s gross debt. In addition at December 31, 2004 the Company had issued guarantees in respect of short-term uncommitted facilities of consolidated subsidiary companies totaling €488.1 million of which €74.2 million were outstanding and included in the Group’s gross debt.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—LEASES AND OTHER COMMITMENTS (continued)

The maximum amount payable by the Company under these guarantees in the event that subsidiary companies fully drew such facilities and failed to make payments when due would be €4,506.1 million.

The Company has also given letters of guarantee to secure obligations of subsidiary undertakings for €23.7 million in respect of deferred acquisition consideration, €141.5 million in respect of letters of credit and €14.2 million in respect of other obligations.

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings and of a general partnership in the Republic of Ireland for the financial year to December 31, 2004 and, as a result, such subsidiary undertakings and the general partnership have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of Statutory Instrument 396 of 1993 respectively.

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all its operating areas, with the exception of Estonia, Latvia, Russia, Slovakia, Ukraine, Argentina and Chile. Scheme assets are held in separate trustee administered funds.

Total pension costs for the year amounted to €132.9 million (2003: €113.8 million, 2002: €107.9 million) of which €78.4 million (2003: €73.1 million, 2002: €48.3 million) was paid in respect of defined contribution schemes.

The pension costs relating to the Group’s defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries. In Ireland and Britain, either the attained age or projected unit credit methods are used to assess pension costs, while in the Netherlands and Switzerland the valuations reflect the current unit method. In the case of the United States, valuations are performed using a variety of actuarial cost methodologies—current unit, projected unit and aggregate cost. The actuarial valuations range from April 2001 to January 2004.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rates of increase in remuneration and pensions. It was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

The market value of the assets in the Group’s defined benefit schemes as at the respective valuation dates totalled €1,190.4 million. As at those dates, a number of the schemes had a deficit on a current funding level basis; the combined deficiency of €96.4 million in these schemes, which have combined assets of €517.0 million, is being funded over the weighted-average service lives of the members. A current funding level valuation determines whether the market value of the assets would have been sufficient at the valuation date to cover liabilities arising in respect of pensions in payment, preserved benefits for members whose pensionable service has ceased and accrued benefits for members in pensionable service, based on pensionable service to and pensionable earnings at the date of valuation, including revaluation on the statutory basis or such higher basis as has been promised. The valuations indicated that the actuarial value of total scheme assets was sufficient to cover 97% of the benefits that had accrued to the members of the combined schemes as at the valuation dates. This ratio expresses the proportion at the valuation date of the actuarial value of liabilities for pensioners’ and deferred pensioners’ benefits and for members’ accrued benefits that is covered by the actuarial value of the assets excluding the actuarial value of future contributions.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

At the year-end, €59.2 million (2003: €60.4 million) was included in accounts payable and accrued liabilities in respect of pension liabilities and €5.3 million (2003: €3.3 million) was included in accounts receivable and prepayments in respect of pension prepayments.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

Financial Reporting Standard 17—Retirement Benefits

Financial Reporting Standard 17—Retirement Benefits (“FRS 17”), was issued by the Accounting Standards Board in November 2000 and represents a significant change in the method of accounting for pension costs compared with the previous rules as set out in Statement of Standard Accounting Practice 24 (SSAP 24). Full implementation of the new accounting rules prescribed by FRS 17 was deferred by the Accounting Standards Board with the standard being effective in respect of accounting periods commencing on January 1, 2005. The Group has elected to avail of the transitional provisions outlined in the standard which permit the use of the SSAP 24 regulations for determining pension cost but require the additional disclosure of the impact of the adoption of FRS 17 as at December 31, 2004, December 31, 2003 and December 31, 2002. On transition to International Financial Reporting Standards for the 2005 interim and full-year financial statements, the Group’s pension expense for 2005 and the 2004 comparatives will be reported in accordance with IAS 19—Employee Benefits (“IAS 19”). The Group estimates that the pension expense under IAS 19 will not be materially different to that disclosed below under FRS 17.

The Group operates defined benefit pension schemes in Ireland, Britain & Northern Ireland, the Netherlands, Switzerland and the United States. The valuations employed for FRS 17 disclosure purposes have been updated by the various schemes’ independent qualified actuaries to take account of the requirements of the FRS in order to assess the liabilities of the combined defined benefit pension schemes as at December 31, 2004, December 31, 2003 and December 31, 2002. The valuations have been completed using the projected unit method.

Financial assumptions

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries to calculate scheme liabilities under FRS 17 as at December 31, 2004, December 31, 2003 and December 31, 2002 are as follows:

	Republic of Ireland			Britain & N. Ireland			Netherlands			Switzerland			United States
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%
Rate of increase in:
—salaries	4	4	4	4.5	4.5	4.5	4	4	4	2.25	2.25	2.25	4.5	4.5	4.5
—pensions in payment	2	2	2	3	3	3	2	2	2	1.5	1.5	1.5	—	—	—
Inflation	2	2	2	2.5	2.5	2.5	2	2	2	1.5	1.5	1.5	2.5	2.5	2.5
Discount rate	4.75	5.25	5.5	5.25	5.5	5.75	4.75	5.25	5.5	3.25	3.5	3.75	5.75	6.25	6.75

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Scheme assets

The long-term rates of return expected at December 31, 2004, December 31, 2003 and December 31, 2004, analyzed by class of investment, are as follows:

	Republic of Ireland			Britain & N. Ireland			Netherlands			Switzerland			United States
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%
Equities	7.75	8.25	8.5	7.75	8	8	7.75	8.25	8.5	6	6	6.5	8.25	8.5	9
Bonds	4.5	5	4.75	4.5	4.75	4.5	4.5	5	4.75	3	3.5	4	5.75	6	6.75
Property	7	7	7	7	7	7	7	7	7	4	4	4	7	7	7
Other	3	3.5	3.5	3.5	3.5	3.5	3	3.5	3.5	2.5	2.5	2.5	3	3	3

Impact of FRS 17 on Consolidated Balance Sheets

The net pension liability as at December 31, 2004 is analyzed as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	United States	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Equities	361.0	205.7	73.5	75.9	75.5	791.6
Bonds	154.0	126.9	99.0	93.9	38.2	512.0
Property	52.5	2.5	1.6	60.1	0.2	116.9
Other	14.5	1.8	5.2	13.8	5.0	40.3

Total market value of assets	582.0	336.9	179.3	243.7	118.9	1,460.8
Actuarial value of liabilities	(620.6)	(495.0)	(267.2)	(243.9)	(164.3)	(1,791.0)

Recoverable deficit in schemes	(38.6)	(158.1)	(87.9)	(0.2)	(45.4)	(330.2)
Related deferred taxation asset	4.8	47.4	30.7	0.1	18.2	101.2

Net pension liability	(33.8)	(110.7)	(57.2)	(0.1)	(27.2)	(229.0)

The corresponding net pension liability as at December 31, 2003 was as follows:

Equities	345.9	193.8	62.1	59.4	79.5	740.7
Bonds	131.1	106.7	78.5	75.2	35.0	426.5
Property	47.3	—	1.3	46.9	—	95.5
Other	12.7	4.0	9.0	10.0	4.9	40.6

Total market value of assets	537.0	304.5	150.9	191.5	119.4	1,303.3
Actuarial value of liabilities	(538.9)	(439.2)	(213.5)	(177.8)	(157.9)	(1,527.3)

Recoverable (deficit)/surplus in schemes	(1.9)	(134.7)	(62.6)	13.7	(38.5)	(224.0)
Related deferred taxation asset/(liability)	0.2	40.4	21.9	(4.8)	15.4	73.1

Net pension (liability)/asset	(1.7)	(94.3)	(40.7)	8.9	(23.1)	(150.9)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	United States	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)

The corresponding net pension liability as at December 31, 2002 was as follows:

Equities	315.0	167.5	27.3	41.3	71.3	622.4
Bonds	112.7	101.4	27.4	92.7	36.3	370.5
Property	48.5	—	—	37.0	—	85.5
Other	13.6	11.7	1.4	11.5	17.9	56.1

Total market value of assets	489.8	280.6	56.1	182.5	125.5	1,134.5
Actuarial value of liabilities	(489.2)	(398.4)	(100.9)	(169.6)	(171.0)	(1,329.1)

Recoverable (deficit)/surplus in schemes	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Related deferred taxation asset/(liability)	(0.1)	35.3	15.7	(4.5)	18.2	64.6

Net pension (liability)/asset	0.5	(82.5)	(29.1)	8.4	(27.3)	(130.0)

	2004	2003	2002
	(€m)	(€m)	(€m)
Shareholders’ equity
Shareholders’ equity excluding pension liability	5,217.8	4,758.9	4,747.9
Pension liability	(229.0)	(150.9)	(130.0)

Shareholders’ equity including pension liability	4,988.8	4,608.0	4,617.9

Reserves
Accumulated income excluding pension liability	2,876.4	2,490.2	2,520.3
Pension liability	(229.0)	(150.9)	(130.0)

Accumulated income including pension liability	2,647.4	2,339.3	2,390.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Impact of FRS 17 on reported income

The following is a pro-forma indication of the impact on the Consolidated Statements of Income for 2004 and 2003 if CRH had implemented FRS 17 in full for the two years ended December 31, 2004 and December 31, 2003.

	2004			2003
	SSAP 24 pension expense	Total net pension cost under FRS 17	Incremental income impact of FRS 17	SSAP 24 pension expense	Total net pension cost under FRS 17	Incremental income impact of FRS 17
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Impact on Group operating income
Pension cost/current service cost	(132.9)	(132.9)	—	(113.8)	(116.5)	(2.7)
Past service cost	—	(0.1)	(0.1)	—	(10.4)	(10.4)

Total operating charge	(132.9)	(133.0)	(0.1)	(113.8)	(126.9)	(13.1)

Impact on other finance income
Expected return on pension scheme assets	—	89.5	89.5	—	72.4	72.4
Interest on pension scheme liabilities	—	(81.0)	(81.0)	—	(70.3)	(70.3)

Net return	—	8.5	8.5	—	2.1	2.1

Total net impact on reported net income	(132.9)	(124.5)	8.4	(113.8)	(124.8)	(11.0)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Analysis of amount which would have been recognized in the 2004 Consolidated Statements of Total Recognized Gains and Losses (STRGL)

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	United States	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Actual return less expected return on pension scheme assets	6.8	3.9	(2.0)	(3.4)	1.0	6.3
Experience gains and losses arising on the scheme liabilities	(5.2)	—	—	(2.5)	1.3	(6.4)
Changes in assumptions underlying the present value of scheme liabilities	(48.4)	(26.7)	(25.0)	(8.5)	(12.7)	(121.3)

Actuarial loss recognized in STRGL	(46.8)	(22.8)	(27.0)	(14.4)	(10.4)	(121.4)

Movement in (deficit)/surplus during 2004
Recoverable (deficit)/surplus at January 1	(1.9)	(134.7)	(62.6)	13.7	(38.5)	(224.0)
Translation	—	1.0	—	0.1	3.7	4.8
Movement in year
Acquisitions/disposals	—	—	(0.8)	0.2	—	(0.6)
Current service costs	(11.4)	(13.8)	(14.9)	(8.7)	(5.7)	(54.5)
Employer contributions paid	10.7	15.7	18.2	6.3	6.2	57.1
Past service cost: enhancements	—	—	—	(0.1)	—	(0.1)
Other finance income	10.8	(3.5)	(0.8)	2.7	(0.7)	8.5
Actuarial loss recognized in STRGL	(46.8)	(22.8)	(27.0)	(14.4)	(10.4)	(121.4)

Recoverable deficit at December 31	(38.6)	(158.1)	(87.9)	(0.2)	(45.4)	(330.2)

Experience gains and losses in 2004
Actual return less expected return on pension scheme assets (€m)	6.8	3.9	(2.0)	(3.4)	1.0	6.3
Percentage of scheme assets	1.2%	1.2%	-1.1%	-1.4%	0.8%	0.4%

Experience gains and losses arising on the scheme liabilities (€m)	(5.2)	—	—	(2.5)	1.3	(6.4)
Percentage of the present value of the scheme liabilities	0.8%	—	—	1.0%	-0.8%	0.4%

Total amount recognized in STRGL (€m)	(46.8)	(22.8)	(27.0)	(14.4)	(10.4)	(121.4)
Percentage of the present value of the scheme liabilities	7.5%	4.6%	10.1%	5.9%	6.3%	6.8%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Impact on 2003 STRGL

The corresponding amount which would have been recognized in 2003 STRGL is analyzed as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	United States	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Actual return less expected return on pension scheme assets	24.6	23.3	15.6	7.6	13.6	84.7
Experience gains and losses arising on the scheme liabilities	(8.3)	2.0	—	(0.9)	(0.6)	(7.8)
Changes in assumptions underlying the present value of scheme liabilities	(27.8)	(46.7)	(3.3)	(6.0)	(11.6)	(95.4)

Actuarial (loss)/gain recognized in STRGL	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)

Movement in (deficit)/surplus during 2003
Recoverable (deficit)/surplus at January 1	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Translation	—	9.6	—	(0.9)	7.8	16.5
Movement in year
Acquisitions/disposals	—	—	(16.0)	(0.1)	—	(16.1)
Current service costs	(10.1)	(13.6)	(6.5)	(5.9)	(6.3)	(42.4)
Employer contributions paid	10.2	13.2	8.2	5.3	2.5	39.4
Past service cost: (enhancements)/curtailments	—	—	(13.8)	—	3.4	(10.4)
Other finance income	8.9	(4.7)	(2.0)	1.7	(1.8)	2.1
Actuarial (loss)/gain recognized in STRGL	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)

Recoverable (deficit)/surplus at December 31	(1.9)	(134.7)	(62.6)	13.7	(38.5)	(224.0)

Experience gains and losses in 2003
Actual return less expected return on pension scheme assets (€m)	24.6	23.3	15.6	7.6	13.6	84.7
Percentage of scheme assets	4.6%	7.7%	10.3%	4.0%	11.4%	6.5%

Experience gains and losses arising on the scheme liabilities (€m)	(8.3)	2.0	—	(0.9)	(0.6)	(7.8)
Percentage of the present value of the scheme liabilities	1.5%	-0.5%	—	0.5%	0.4%	0.5%

Total amount recognized in STRGL (€m)	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)
Percentage of the present value of the scheme liabilities	2.1%	4.9%	-5.8%	-0.4%	-0.9%	1.2%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—PENSIONS AND OTHER POST-RETIREMENT OBLIGATIONS (continued)

Impact on 2002 STRGL

The corresponding amount which would have been recognized in 2002 STRGL is analyzed as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	United States	Total
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Actual return less expected return on pension scheme assets	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Experience gains and losses arising on the scheme liabilities	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Changes in assumptions underlying the present value of scheme liabilities	(20.1)	—	(4.3)	(2.1)	(5.9)	(32.4)

Actuarial loss recognized in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)

Movement in (deficit)/surplus during 2002
Recoverable surplus/(deficit) at January 1	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Translation	—	5.6	—	0.3	5.9	11.8
Movement in year
Acquisitions/disposals	—	—	—	(1.3)	—	(1.3)
Current service costs	(8.3)	(14.4)	(6.1)	(3.7)	(6.5)	(39.0)
Employer contributions paid	1.5	11.2	4.3	3.0	1.9	21.9
Past service cost: enhancements	—	(0.6)	(0.7)	—	(0.6)	(1.9)
Other finance income	23.5	0.9	0.7	1.2	(0.5)	25.8
Actuarial loss recognized in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)

Recoverable (deficit)/surplus at December 31	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)

Experience gains and losses in 2002
Actual return less expected return on pension scheme assets (€m)	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Percentage of scheme assets	-35.0%	-20.7%	-29.9%	-9.2%	-19.9%	-25.4%

Experience gains and losses arising on the scheme liabilities (€m)	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Percentage of the present value of the scheme liabilities	2.8%	1.1%	5.1%	-9.8%	-0.9%	0.4%

Total amount recognized in STRGL (€m)	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Percentage of the present value of the scheme liabilities	42.0%	15.7%	26.0%	1.4%	17.2%	24.5%

NOTE 30—COMPANIES (AMENDMENT) ACT, 1986

These consolidated financial statements do not comprise full group accounts within the meaning of Regulation 40(2) of the European Communities (Companies: Group Accounts) Regulations 1992, insofar as such accounts have to comply strictly as to form and content with the provisions of that Act. Full group accounts for the year ended December 31, 2004 on which the auditors have given an unqualified audit report, have been prepared and filed in the Companies Registration Office in Ireland.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (“Irish GAAP”). Irish GAAP, which are consistent with accounting principles generally accepted in the United Kingdom, differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The adjustments necessary to state net income and shareholders’ equity under U.S. GAAP are shown in the table on pages F-52 and F-53.

(i)	Asset retirement obligations

In June 2001, the United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) 143 “Accounting for Asset Retirement Obligations”. SFAS 143 is effective for accounting periods beginning after June 15, 2002. SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations (“ARO”) when they are incurred (typically when the asset is purchased). Over time, the ARO liability is accreted for the change in its present value each period. While Irish GAAP similarly require such liabilities to be recognized as provisions, the detailed computations required by SFAS 143 result in differences between Irish and U.S. GAAP; the adjustments under U.S. GAAP are described below.

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

The 2004 adjustment of €4.0 million charged against income comprises a long-lived asset depreciation expense of €4.5 million (including full write-off of the asset related to incremental asset retirement obligations in 2004) together with an accretion expense of €1.2 million on the total ARO liability, stated net of the €1.7 million environment and remediation provisions already charged to net income under Irish GAAP.

(ii)	Accounting for derivative instruments and hedging activities

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that, for U.S. GAAP purposes only, all derivatives be recognized on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognized in the statement of other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income. Irish GAAP does not require that derivatives be recognized on the balance sheet at fair value.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

Under the terms of the Group’s 2000 savings-related share option schemes, employees were granted options with a three-year and five-year contract term respectively from the dates of grant of those options. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant. In accordance with Emerging Issues Task Force No. 00-23 (“EITF 00-23”) all such schemes are deemed compensatory given that they have a duration exceeding 27 months and therefore a compensation cost is recognized under APB 25 for grants that occur after January 24, 2002. Under Irish GAAP, such savings-related share option schemes do not currently result in charges against income.

U.S. GAAP, as set forth in SFAS 123, “Accounting for Stock-Based Compensation”, encourages, but does not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognized based on the fair value of share options granted.

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

With effect for accounting periods ended on or after December 23, 1998, Irish GAAP require goodwill to be capitalized and amortized periodically against income. Prior to the 1998 financial year, goodwill was written-off as incurred against shareholders’ equity. As permitted by Irish GAAP, all goodwill thus written-off against shareholders’ equity under the Group’s former accounting policy remains eliminated against that equity and has not been reinstated in the Consolidated balance sheet. This is not permitted under U.S. GAAP, and accordingly, an adjustment is required under U.S. GAAP to capitalize all goodwill eliminated against shareholders’ equity. Under U.S. GAAP in effect until January 1, 2002 (see paragraph below referring to SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” issued by the FASB in June 2001), this capitalized goodwill was also required to be amortized to income over its estimated useful life; for the purposes of this reconciliation, a useful life of 40 years had been adopted.

In June 2001, the FASB issued SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”, both of which were effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2003 and 2004 impairment tests indicated that no impairment had occurred.

The Irish GAAP goodwill amortisation expense of €101.4 million for the year ended December 31, 2004 is eliminated under U.S. GAAP and replaced by a net expense of €40.8 million, comprising acquisition-related payments of €12.2 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a net charge of €29.3 million for intangible asset amortization.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

(v)	Property revaluations

Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under U.S. GAAP, and accordingly, adjustments to net income and shareholders’ equity are required to eliminate the effect of such restatements.

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

Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realizable value and value in use). Net realizable value is defined as the amount at which an asset held for use could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realized on its eventual disposal. Under U.S. GAAP, an asset held for use is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. Such impairment reviews are only performed if impairment indicators exist. A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less costs to sell. No asset impairments were incurred under either Irish or U.S. GAAP in the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

(viii)	Pensions

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

(x)	Dividends

Under Irish GAAP, dividends declared after the end of an accounting period in respect of that accounting period are deducted in arriving at the accumulated income at the end of that period. Under U.S. GAAP, dividends are charged in the period in which the dividends are declared.

(xi)	Deferred taxation and mineral reserves

The adjustments to net income under U.S. GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page F-52. While Irish GAAP, and the Group’s accounting policy for deferred taxation, allow for deferred taxation to be provided on material temporary differences to the extent that the taxation is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable, and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109, “Accounting for Income Taxes”, with the exception of the issue detailed in the following paragraph.

The unamortized cumulative uplift in mineral rights acquired in business acquisitions arising from temporary differences under SFAS 109 and the related deferred taxation liability are classified separately in the reconciliation. Similarly, in the reconciliation of net income, the amortization of mineral reserves and the equal release in deferred income taxation are separately disclosed, resulting in a reduction in operating income under U.S. GAAP and an equivalent reduction in income tax expense. These reclassifications have no net effect on the net income or net shareholders’ equity under U.S. GAAP. Under Irish GAAP, such deferred taxation differences are not recognized.

(xii)	Other investments

Under Irish GAAP, investments listed on a recognized stock exchange are shown at cost. Where the securities are considered to be available-for-sale, U.S. GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognized in other comprehensive income. Following the increase in the Group’s shareholding in SAMSE in December 2003 and the reclassification of its investment at that time in this company from other investments to investments in associated undertakings, the adjustment to restate the investment at fair value through other comprehensive income is no longer required.

(xiii)	Interest capitalized

The interest relating to qualifying assets for 2004, 2003 and 2002 was not significant. Therefore, no adjustment was made to the carrying amounts of such qualifying assets to include an amount for capitalized interest expense as required by SFAS 34, “Capitalization of Interest Cost”.

(xiv)	Currency translation adjustment

The Group’s financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries are translated into euro at average exchange rates for each year, and the related balance sheets are translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in the

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

consolidated statement of total recognized gains and losses under Irish GAAP and in the statement of comprehensive income under U.S. GAAP. The currency translation adjustment included in comprehensive income on page F-53 also includes the translation impact of the adjustments to net income under U.S. GAAP for each year.

(xv)	Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock- Based Compensation.” SFAS 123(R) supersedes APB Opinion 25, “Accounting for Stock Issued to Employees,” and amends SFAS Statement 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

The Group expects to adopt SFAS 123(R) on January 1, 2006 for U.S. GAAP purposes. The Group also expects to adopt its requirements using the “modified prospective” method described in SFAS 123(R). Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 31 on page F-64.

In November 2004, the FASB issued SFAS 151, “Inventory Costs an amendment of ARB 43, Chapter 4.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group does not expect the adoption of SFAS 151 to have a material effect on the Group’s financial position, results of operations or cash flows.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

RECONCILIATION TO U.S. GAAP

	Year ended December 31
	2004		2003		2002
	(€ million, except per share amounts)

Effect on net income

Net income attributable to ordinary shareholders as reported in the Consolidated Statements of Income	762.0		640.6		623.3

U.S. GAAP adjustments

Cumulative adjustment on adoption of SFAS 143 (i)	—		(6.5)		—
Asset retirement obligation—liability accretion and asset depreciation charge (i)	(4.0)		(0.7)		—
Loss on derivative instruments (ii)	(16.1)		(20.0)		11.5
Stock-based employee compensation (iii)	(25.2)		(5.1)		19.4
Amortization of intangible assets (iv)	60.6		45.7		41.4
Adjustment to depreciation due to elimination of revaluation surplus (v)	0.4		0.3		0.4
Pensions (viii)	(14.0)		(15.7)		15.5
Amortization of debt issue expenses (ix)	(0.3)		(0.3)		(0.4)
Deferred taxation and mineral reserves (xi)
—temporary differences	20.5		3.5		3.5
—uplift in mineral reserves	(3.9)		(8.2)		(9.2)

Net income attributable to ordinary shareholders under U.S. GAAP	780.0		633.6		705.4

Arising from
Net income from continuing operations	780.0		640.1		705.4
Cumulative adjustment on adoption of SFAS 143 (i)	—		(6.5)		—

Net income attributable to ordinary shareholders under U.S. GAAP	780.0		633.6		705.4

Net income per share
Basic net income arising from continuing operations per Ordinary Share/ADS under U.S. GAAP	147.3	c	121.8	c	134.9	c
Cumulative adjustment on adoption of SFAS 143 (i)	—		(1.2	c)	—

Basic net income per Ordinary Share/ADS under U.S. GAAP	147.3	c	120.6	c	134.9	c

Diluted net income per Ordinary Share/ADS under U.S. GAAP (see page F-55)	146.1	c	119.3	c	134.2	c

The footnote references in this table are set out on pages F-47 to F-51.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

Cumulative effect on shareholders’ equity

	2004	2003
	(€m)	(€m)
Shareholders’ equity as reported in the Consolidated Balance Sheets	5,217.8	4,758.9

U.S. GAAP adjustments

SFAS 143—net adjustments for asset retirement obligations (i)	(13.4)	(10.2)
Hedging instruments—fair value adjustments (ii)	(8.1)	(3.3)
Goodwill (iv)	478.6	418.8
Elimination of revaluation surplus (v)	(27.6)	(28.5)
Deferred taxation and mineral reserves (xi)
—temporary differences	(341.7)	(360.9)
—unamortized cumulative uplift in mineral reserves	268.7	276.2
Pensions (viii)	84.1	120.1
Debt issue expenses prepaid (ix)	1.2	1.6
Proposed dividends (x)	124.7	105.0

Shareholders’ equity under U.S. GAAP	5,784.3	5,277.7

STATEMENT OF OTHER ACCUMULATED COMPREHENSIVE INCOME

	2004	2003
	(€m)	(€m)
Accumulated other comprehensive income as at December 31
Accumulated foreign currency translation (xiv)	(919.1)	(708.9)
Cumulative fair value adjustment on derivatives (ii)	41.6	30.3
Minimum liability on pensions (viii)	(35.1)	(18.7)

	(912.6)	(697.3)

The footnote references in this table are set out on pages F-47 to F-51.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Shares Par Value	Additional Paid in Capital	Preferred Shares	Other Reserves	Retained Earnings	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income*	Total
	(€m)
Balance at January 1, 2002	177.3	2,990.8	1.2	9.9	1,673.5	(18.9)	411.3	5,245.1
Shares issued	0.3	13.5	—	—	—	—	—	13.8
Share issue expenses	—	(0.4)	—	—	—	—	—	(0.4)
Deferred stock-based compensation	—	(38.1)	—	—	—	38.1	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	(19.4)	—	(19.4)
Dividends	0.6	22.7	—	—	(123.9)	—	—	(100.6)

Comprehensive income:
Net income	—	—	—	—	705.4	—	—	705.4
Derivative instruments—fair value adjustments	—	—	—	—	—	—	(1.8)	(1.8)
Additional minimum pension liability	—	—	—	—	—	—	(22.0)	(22.0)
Currency translation adjustment	—	—	—	—	—	—	(548.6)	(548.6)
Change in unrealized gain on investment	—	—	—	—	—	—	0.8	0.8

Total comprehensive income								133.8

Balance at December 31, 2002	178.2	2,988.5	1.2	9.9	2,255.0	(0.2)	(160.3)	5,272.3

Shares issued	0.3	13.4	—	—	—	—	—	13.7
Share issue expenses	—	(0.1)	—	—	—	—	—	(0.1)
Deferred stock-based compensation	—	16.4	—	—	—	(16.4)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	5.1	—	5.1
Dividends	0.8	26.7	—	—	(137.4)	—	—	(109.9)

Comprehensive income:
Net income	—	—	—	—	633.6	—	—	633.6
Derivative instruments—fair value adjustments	—	—	—	—	—	—	18.7	18.7
Additional minimum pension liability	—	—	—	—	—	—	3.3	3.3
Currency translation adjustment	—	—	—	—	—	—	(553.8)	(553.8)
Change in unrealized loss on investment	—	—	—	—	—	—	(5.2)	(5.2)

Total comprehensive income								96.6

Balance at December 31, 2003	179.3	3,044.9	1.2	9.9	2,751.2	(11.5)	(697.3)	5,277.7

Shares issued	1.0	35.6	—	—	—	—	—	36.6
Share issue expenses	—	(0.3)	—	—	—	—	—	(0.3)
Deferred stock-based compensation	—	41.1	—	—	—	(41.1)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	25.2	—	25.2
Dividends	0.7	35.7	—	—	(156.0)	—	—	(119.6)

Comprehensive income:
Net income	—	—	—	—	780.0	—	—	780.0
Derivative instruments—fair value adjustments	—	—	—	—	—	—	11.3	11.3
Additional minimum pension liability	—	—	—	—	—	—	(16.4)	(16.4)
Currency translation adjustment	—	—	—	—	—	—	(210.2)	(210.2)

Total comprehensive income								564.7

Balance at December 31, 2004	181.0	3,157.0	1.2	9.9	3,375.2	(27.4)	(912.6)	5,784.3

*	Net of tax.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

NET INCOME PER ORDINARY SHARE

	Year ended December 31
	2004	2003	2002
	(€ millions, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	780.0	633.6	705.4

Average number outstanding of €0.32 Ordinary Shares (in millions)	529.5	525.7	522.8
Effect of dilutive securities—share options	4.3	5.4	2.9

	533.8	531.1	525.7

Basic net income per Ordinary Share under U.S. GAAP	147.3c	120.6c	134.9c

Diluted net income per Ordinary Share under U.S. GAAP	146.1c	119.3c	134.2c

Under U.S. GAAP (SFAS 128), basic net income per ordinary share is computed under the same method as Irish GAAP and excludes the dilutive effect of stock options. In addition, SFAS 128 requires the disclosure of diluted net income per share as set out above which is also calculated in accordance with Irish GAAP.

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132

The Group’s principal defined benefit schemes are in the Republic of Ireland, Britain, the Netherlands, Switzerland and the United States. The components of the total Group pension expense in respect of defined benefit pension schemes for the years ended December 31, 2004, 2003 and 2002 under SFAS 132 are as follows:

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Service costs	57.1	44.2	41.6
Interest costs	81.0	69.0	69.5
Expected returns on plan assets	(90.1)	(75.4)	(96.7)
Net amortizations and deferrals	14.9	14.4	(0.3)

	62.9	52.2	14.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

The funded status of these schemes under SFAS 132 was as follows:

As at December 31:	2004	2003
	(€m)	(€m)
Change in benefit obligation
Benefit obligation at beginning of year	1,513.4	1,321.0
Acquisitions/divestments	54.7	68.6
Service cost	57.1	44.2
Interest cost	81.0	69.0
Plan participants’ contributions	16.0	11.0
Transfer from defined contribution scheme	10.0	—
Actuarial gains	127.6	127.2
Benefit paid	(59.8)	(54.3)
Translation	(14.0)	(73.3)

Benefit obligation at end of year	1,786.0	1,513.4

Change in plan assets
Fair value of plan assets at beginning of year	1,303.3	1,134.5
Acquisitions/divestments	47.5	52.5
Actual return on plan assets	95.8	178.8
Company contributions	57.0	39.4
Plan participants’ contributions	16.0	11.0
Transfer from defined contribution scheme	10.0	—
Benefit paid	(59.8)	(54.3)
Translation	(8.8)	(58.6)

Fair value of plan assets at end of year	1,461.0	1,303.3

Funded status of the plans	(325.0)	(210.1)
Unrecognized net actuarial gain	412.3	299.7
Unrecognized net transition obligation	(3.0)	(5.2)
Unrecognized prior service cost	33.3	38.5

Net amount recognized	117.6	122.9

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	117.8	138.0
Accrued benefit liability	(65.9)	(52.3)
Intangible asset	20.4	14.2
Accumulated other comprehensive income	45.3	23.0

	117.6	122.9

Analysis of funded status of those plans (included in the overall table above) where benefit obligation exceeds fair value of assets
Benefit obligation at end of year	(1,577.9)	(1,126.9)
Fair value of plan assets at end of year	1,247.3	896.3

	(330.6)	(230.6)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

Amounts applicable to the Company’s pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	2004	2003
	(€m)	(€m)
Projected benefit obligation	948.0	786.4
Accumulated benefit obligation	764.1	635.8
Fair value of plan assets	663.4	572.5

Weighted-average assumptions as of December 31
Discount rate	4.8%	5.3%
Expected return on plan assets	6.2%	6.6%
Rate of compensation increase	3.9%	4.0%

The plan assets are invested principally in equities, fixed income securities and properties. The number of CRH Ordinary Shares held by the pension plans amounted to 0.4 million at December 31, 2004. The market value of these CRH shares at December 31, 2004 is €6.9 million. The dividends paid on the CRH shares held by the pension plans in 2004 amounted to €0.1 million. The Group has a number of defined contribution plans, principally in the United States and Mainland Europe.

Plan Assets

The pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

Plan assets at December 31	2004	2003
	%	%
Asset category
Equity securities	54.2	56.8
Debt securities	35.0	32.8
Real estate	8.0	7.3
Other	2.8	3.1

Total	100.0	100.0

The pension plan assets are invested in accordance with statutory regulations, pension plan rules, and recommendations of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 (continued)

Cash Flows

Contributions

The Group expects to contribute approximately €60 million to its defined benefit pension plans in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension benefits
(€m)
2005	54.8
2006	58.3
2007	62.0
2008	65.9
2009	69.9
2010-2014	410.9

Total	721.8

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

The payment of dividends and management of liquid resources would be included as a financing activity under U.S. GAAP. The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Year ended December 31
	2004	2003	2002
	(€m)	(€m)	(€m)
Cash inflow from operating activities	1,237.3	1,188.2	1,265.0

Cash outflow on investing activities	(1,341.8)	(1,939.3)	(1,254.7)

Cash inflow/(outflow) from financing activities	(99.9)	331.0	(56.0)

Effect of foreign exchange rate movements on net debt	32.7	242.8	248.3

	(171.7)	(177.3)	202.6

Cash and cash equivalents at beginning of year	1,182.4	1,359.7	1,157.1

Cash and cash equivalents at end of year	1,010.7	1,182.4	1,359.7

FAIR VALUES OF FINANCIAL INSTRUMENTS—INFORMATION REQUIRED BY SFAS 107

The following information is presented in compliance with the requirements of SFAS 107, “Disclosure about Fair Values of Financial Instruments”. The carrying amounts and estimated fair values of the material financial instruments of the Group at December 31, 2004 and 2003 are as follows:

	As at December 31
	2004 Carrying Amount	2004 Fair Value	2003 Carrying Amount	2003 Fair Value
	(€m)	(€m)	(€m)	(€m)
Assets
Cash and liquid investments	1,322.4	1,322.4	1,298.0	1,298.0
Accounts receivable and prepayments	1,829.8	1,829.8	1,681.2	1,681.2
Currency swaps and forward agreements	1.2	1.8	18.4	19.9
Interest rate swap agreements	—	175.7	—	202.9
Forward energy cost agreements	—	0.2	—	2.9

Liabilities
Bank loans and overdrafts	(98.0)	(98.0)	(97.4)	(97.4)
Accounts payable and accrued liabilities	(1,835.7)	(1,835.7)	(1,682.6)	(1,682.6)
Long-term debt (including current maturities)	(3,412.1)	(3,647.7)	(3,331.6)	(3,581.7)
Currency swaps and forward agreements	(254.2)	(261.9)	(195.5)	(202.7)
Interest rate swap agreements	—	(1.1)	—	(1.9)
Foreign exchange options	—	—	—	(0.6)
Forward energy cost agreements	—	(1.0)	—	(0.1)

Carrying amounts are stated under Irish GAAP.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUES OF FINANCIAL INSTRUMENTS—INFORMATION REQUIRED BY SFAS 107 (continued)

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

DEFERRED TAXATION—ADDITIONAL INFORMATION REQUIRED BY SFAS 109

The analysis of the deferred taxation liability required by SFAS 109 is as follows:

	December 31
	2004	2003
	(€m)	(€m)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	738.7	795.4
Other timing differences	122.9	33.5

	861.6	828.9
Deferred taxation assets:
Other temporary differences	(196.1)	(203.1)

Net deferred tax liability under U.S. GAAP	665.5	625.8

Of which:

Current	—	0.3
Non-current	665.5	625.5

	665.5	625.8

CONCENTRATION OF CREDIT RISK—INFORMATION REQUIRED BY SFAS 105

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables. The Group deposits short-term cash surpluses with high credit quality banks and institutions, and, as a matter of policy, limits the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base in the construction industry where the Group is engaged in the manufacture and supply of a wide range of materials. At December 31, 2004, the Group did not consider there to be any significant concentrations of credit risk. No one customer accounts for more than 5% of net sales.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

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

Pursuant to the Company’s 2000 Share Option Scheme, employees were granted options over 4,750,100 of the Company’s Ordinary Shares on April 2, 2004. All options granted have 10-year terms. This figure comprises options over 2,443,350 shares and 2,306,750 shares which may be exercised after the expiration of three years and five years respectively from the dates of grant of those options, subject to specific EPS growth targets being achieved.

A summary of the Company’s share option and savings-related share option activity, and related information for the years ended December 31, 2004, 2003 and 2002 follows:

	Number of options			Weighted-average exercise price
Share options	2004	2003	2002	2004	2003	2002
Outstanding at beginning of year	25,099,317	22,025,314	19,097,434	€13.03/ Stg£9.36	€15.88/ Stg£10.16	€14.56/ Stg£8.24
Granted	4,750,100	4,620,600	4,440,025	€16.72/ Stg£11.13	€13.20/ Stg£9.06	€19.68/ Stg£12.04
Exercised	(2,591,355)	(709,671)	(1,127,459)	€11.18/ Stg£10.20	€9.67/ Stg£9.22	€7.61/ Stg£4.19
Lapsed	(570,505)	(836,926)	(384,686)	€17.23/ Stg£11.23	€17.00/ Stg£11.12	€16.67/ Stg£11.18

Outstanding at end of year	26,687,557	25,099,317	22,025,314	€16.11/ Stg£10.11	€15.52/ Stg£10.11	€15.88/ Stg£10.16

Exercisable at end of year	7,418,969	8,944,891	5,079,796	€13.93/ Stg£8.74	€13.03/ Stg£9.36	€9.38/ Stg£7.10

Outstanding at end of year

Options by exercise price	Range of exercise prices	Number of options	Weighted-average exercise price	Weighted-average remaining life
euro options	€6.53 to €7.10	1,523,065	€6.79	1.7
	€12.64 to €14.66	7,199,319	€13.44	6.6
	€17.26 to €18.28	8,843,828	€17.89	5.7
	€19.68	4,165,185	€19.68	7.3
	€16.71 to €16.73	4,693,199	€16.72	9.3
Sterling options	Stg£5.33 to Stg£8.22	50,743	Stg£5.60	1.5
	Stg£9.06 to Stg£12.04	197,777	Stg£11.19	6.3
	Stg£11.13	14,441	Stg£11.13	9.3

		26,687,557

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

Exercisable at end of year

	Range of Exercise prices	Number of options	Weighted-average exercise price	Weighted-average remaining life
euro options	€6.53 to €7.10	1,523,065	€6.79	1.7
	€12.64 to €14.66	2,749,051	€13.82	3.8
	€17.26 to €18.01	3,023,969	€17.62	5.3
Sterling options	Stg£5.33 to Stg££8.22	50,743	Stg£5.60	1.5
	Stg£9.82 to Stg£10.99	72,141	Stg£10.95	5.2

		7,418,969

Weighted-average fair value (computed using Black-Scholes valuation model—see detailed assumptions on page F-63):

	€	Stg£
Options granted during:
2004	4.51	2.73
2003	3.97	2.51
2002	5.78	3.21

Savings-related share options

Pursuant to the Company’s 2000 Savings-Related Share Option Schemes, employees were granted options over 266,680 of the Company’s Ordinary Shares on April 2, 2004. This figure comprises options over 159,636 shares and 107,044 with a three-year and five-year contract term respectively from the dates of grant of those options. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

	Number of savings-related share options			Weighted-average exercise price
	2004	2003	2002	2004	2003	2002
Outstanding at beginning of year	1,423,112	1,149,499	868,820	€12.20/ Stg£8.03	€15.55/ Stg£9.21	Stg£8.77/ €15.39
Granted	266,680	891,713	349,110	€14.45/ Stg£9.66	€10.63/ Stg£7.18	€16.09/ Stg£10.08
Exercised	(71,008)	(78,331)	(2,164)	€15.39/ Stg£8.71	€15.39/ Stg£8.77	€15.39/ Stg£8.77
Lapsed	(114,815)	(539,769)	(66,267)	€13.71/ Stg£8.44	€15.42/ Stg£9.29	€15.45/ Stg£8.99

Outstanding at end of year	1,503,969	1,423,112	1,149,499	€12.20/ Stg£8.30	€12.20/ Stg£8.03	€15.55/ Stg£9.21

Exercisable at end of year	—	48,220	—	—	Stg£8.77	—

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

Outstanding at end of year

	Range of Exercise prices	Number of options	Weighted-average exercise price	Weighted-average remaining life
Options by exercise price
euro options	€10.63 to €16.09	551,281	€12.20	2.3
Sterling options	Stg£7.18 to Stg£10.08	952,688	Stg£8.30	2.1

		1,503,969

Weighted-average fair value (computed using Black-Scholes valuation model—see detailed assumptions below):

	€	Stg£
Options granted during:
2004	4.66	3.08
2003	3.90	2.60
2002	5.81	3.57

Pro-forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee share options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions:

for 2002; risk-free interest rate of 3.3%, dividend yield of 1.55%, volatility of 0.301 and a weighted-average expected life of the options of 5.8 years;

for 2003, risk-free interest rate of 3.5%, dividend yield of 1.75%, volatility of 0.314 and a weighted-average expected life of the options of 5.6 years;

for 2004 risk-free interest rate of 3.4%, dividend yield of 1.8%, volatility of 0.277 and a weighted-average expected life of the options of 5.9 years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro-forma information follows:

	Year ended December 31
	2004		2003		2002
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	780.0		633.6		705.4
Add back: Total stock-based employee compensation (income)/expense reported in net income, net of related taxes, under APB25	25.2		5.1		(19.4)
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related taxes, under SFAS123	(21.6)		(20.8)		(24.4)

Pro forma net income	783.6		617.9		661.6

Basic reported net income per Ordinary Share	147.3	c	120.6	c	134.9	c

Pro forma basic net income per Ordinary Share	148.0	c	117.5	c	126.6	c

Diluted net income per Ordinary Share	146.1	c	119.3	c	134.2	c

Pro forma diluted net income per Ordinary Share	146.8	c	116.3	c	125.9	c

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

Fair Value Hedges

CRH uses financial instruments designated as fair value hedges to manage certain of the Group’s exposure to interest and exchange rate risk. CRH is subject to market risk from exposures to changes in interest and exchange rates due to its financing, investing and cash management activities. Interest rate swap agreements are used to hedge CRH’s exposure associated with its fixed rate debt and cross-currency swap agreements are used to manage the Group’s exposure to exchange rate risk. A loss of €4.5 million was recorded in U.S. GAAP income due to ineffectiveness of fair value hedges.

Net Investment Hedges

CRH uses cross-currency swap agreements designated as net investment hedges to manage the Group’s exposure to exchange rate risk. CRH is subject to market risk from exposures to changes in exchange rates due to

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (continued)

investments in non-euro subsidiary and joint venture undertakings. A loss of €10.0 million arose on net investment hedges in the twelve months to December 31, 2004 which has been included in the U.S. GAAP foreign currency translation adjustment (a loss of €15.7 million is recognized in the Irish GAAP foreign currency translation adjustment). A loss of €3.8 million was recorded in U.S. GAAP income for the year to December 31, 2004 due to ineffectiveness of net investment hedges.

A loss of €69.3 million arose on net investment hedges in the twelve months to December 31, 2003 which has been included in the U.S. GAAP foreign currency translation adjustment (€85.5 million of which is recognized in the Irish GAAP foreign currency translation adjustment). A loss of €18.0 million was recorded in U.S. GAAP income for the year to December 31, 2003 due to ineffectiveness of net investment hedges.

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

Other Derivative Instruments

Interest rate and cross-currency swap agreements not designated as hedging instruments under SFAS No. 133 are also used to manage the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. Unrealized losses on such instruments during the twelve months to December 31, 2004 amounted to €3.9 million, which has been recognized in U.S. GAAP earnings. Unrealized losses on such instruments during the twelve months to December 31, 2003 amounted to €2.8 million, which has been recognized in U.S. GAAP earnings.

In addition, the Group uses financial contracts based on energy price indices to manage costs in some of its operations. Unrealized losses arising on these contracts during the twelve months to December 31, 2004 amounted to €3.9 million, which has been recognized in U.S. GAAP earnings. Unrealized gains arising on these contracts during the twelve months to December 31, 2003 amounted to €0.9 million, which has been recognized in U.S. GAAP earnings. Unrealized gains arising on these contracts during the twelve months to December 31, 2002 amounted to €10.2 million, which has been recognized in U.S. GAAP earnings

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

ANALYSIS BY OPERATING SEGMENT:

		Year ended December 31
		2004	2003	2002
		(€m)	(€m)	(€m)
Net sales (a)
Europe Materials	Republic of Ireland	797.0	727.5	711.0
	Other	1,556.5	1,256.3	1,216.0
Europe Products & Distribution	Products	2,245.0	1,720.6	1,416.0
	Distribution	1,904.1	1,361.8	1,089.6
Americas Materials		2,841.7	2,831.3	3,072.1
Americas Products & Distribution	Products	2,461.6	2,196.3	2,290.0
	Distribution	1,013.8	986.0	999.4

		12,819.7	11,079.8	10,794.1
Less: share of joint ventures’ net sales		(539.6)	(305.5)	(276.9)

		12,280.1	10,774.3	10,517.2

Operating income excluding goodwill amortization
Europe Materials	Republic of Ireland	132.3	131.1	130.9
	Other	207.1	142.2	135.8
Europe Products & Distribution	Products	189.6	142.6	107.5
	Distribution	126.9	70.1	46.4
Americas Materials		271.5	290.7	335.8
Americas Products & Distribution	Products	255.6	215.6	248.6
	Distribution	64.0	52.4	43.1

		1,247.0	1,044.7	1,048.1

Depreciation and goodwill amortization (excluding share of joint ventures and associates)
Europe Materials	Republic of Ireland	37.7	37.1	36.4
	Other	96.6	81.1	79.3
Europe Products & Distribution	Products	125.6	101.7	88.0
	Distribution	42.9	24.1	17.4
Americas Materials		167.8	174.4	191.1
Americas Products & Distribution	Products	103.6	99.9	98.8
	Distribution	13.3	13.9	12.9

		587.5	532.2	523.9

(a)	Intersegment sales are not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

		As at December 31
		2004	2003
		(€m)	(€m)
Capital expenditure (excluding share of joint ventures and associates)
Europe Materials	Republic of Ireland	39.6	36.8
	Other	64.2	57.7
Europe Products & Distribution	Products	97.9	65.6
	Distribution	40.9	32.0
Americas Materials		142.5	122.4
Americas Products & Distribution	Products	120.7	77.3
	Distribution	14.4	10.2

		520.2	402.0

Total assets
Europe Materials	Republic of Ireland	677.5	626.1
	Other	2,340.6	1,845.0
Europe Products & Distribution	Products	2,669.8	2,139.0
	Distribution	1,201.4	1,433.3
Americas Materials		2,827.9	2,942.5
Americas Products & Distribution	Products	1,818.6	1,733.6
	Distribution	331.8	345.9

		11,867.6	11,065.4
Reconciliation to net assets:
Less cash and liquid investments		(1,322.4)	(1,298.0)
Less accounts payable and accrued liabilities, deferred acquisition consideration due after more than one year and provisions for liabilities and charges (excluding deferred tax)		(2,264.8)	(2,111.5)

Net assets		8,280.4	7,655.9

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142

In June 2001, the FASB issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets”, both of which were effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2003 and 2004 impairment tests indicated that no impairment had occurred.

The Irish GAAP goodwill amortization expense of €101.4 million for the year ended December 31, 2004 is eliminated under U.S. GAAP and replaced by a net expense of €40.8 million, comprising acquisition-related payments of €12.2 million included in goodwill under Irish GAAP and expensed under U.S. GAAP, a depreciation credit of €0.7 million and a net charge of €29.3 million for intangible asset amortization.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

Acquired goodwill in 2004 of €104.9 million is analyzed as follows by Division: Europe Materials €1.4 million, Europe Products & Distribution €24.6 million, Americas Materials €26.6 million and Americas Products & Distribution €52.3 million.

	2004			2003
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Goodwill
At January 1	1,890.1	(183.9)	1,706.2	1,649.6	(203.2)	1,446.4
Translation adjustment	(54.2)	3.2	(51.0)	(171.2)	17.8	(153.4)
Acquisitions	104.9	—	104.9	519.1	—	519.1
Disposals	—	—	—	(0.9)	—	(0.9)
Reallocation to intangible assets	(23.3)	—	(23.3)	(93.1)	—	(93.1)
Acquisition-related payments in Irish GAAP	(12.3)	—	(12.3)	(13.4)	—	(13.4)
Amortization written-back in U.S. GAAP	—	8.3	8.3	—	1.5	1.5

At December 31	1,905.2	(172.4)	1,732.8	1,890.1	(183.9)	1,706.2

	Cost				Amortization
	January 1	Reallocation	Translation	December 31	January 1	Charge	Translation	December 31	Net amount
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Intangible assets
Trade names	3.2	0.6	—	3.8	(1.0)	(0.9)	0.1	(1.8)	2.0
Non-compete agreements	11.9	4.5	(0.9)	15.5	(2.9)	(4.0)	0.5	(6.4)	9.1
Production/order backlog	1.7	0.9	—	2.6	(1.7)	(0.9)	—	(2.6)	—
Customer relationships	90.6	16.3	(5.5)	101.4	(14.9)	(18.4)	2.0	(31.3)	70.1
Under-market royalty payments	7.5	—	(0.6)	6.9	(0.9)	(0.6)	0.1	(1.4)	5.5
Licensing agreements	33.9	0.4	(0.2)	34.1	(1.1)	(3.5)	—	(4.6)	29.5
Employment agreements	2.7	0.6	(0.2)	3.1	(1.2)	(1.0)	0.2	(2.0)	1.1

At December 31	151.5	23.3	(7.4)	167.4	(23.7)	(29.3)	2.9	(50.1)	117.3

Number of years over which intangible asset is amortized
Trade names	3 to 5 years
Non-compete agreements	3 to 7 years
Production/order backlog	1 year
Customer relationships	4 to 10 years
Under-market royalty payments	18 to 28 years
Licensing agreements	4 to 10 years
Employment agreements	1 to 5 years

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

Weighted-average amortization period of additions in 2004
Trade names	4.6 years
Non-compete agreements	3.8 years
Customer relationships	5.0 years
Licensing agreements	4 years
Employment agreements	4.5 years

The following presents the estimated amortization expense for intangible assets for the next five years and thereafter:

(€m)
2005	23.6
2006	20.9
2007	17.4
2008	14.5
2009	12.5
Thereafter	28.4

117.3

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

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

The following shows the changes in the asset retirement obligation for 2004:

(€m)
Balance January 1	22.1
Additional liabilities through December 31, 2004	4.8
Accretion expense	1.2
Translation adjustment	(1.3)

Balance December 31	26.8

The Group does not have any assets that are legally restricted for the purposes of settling its asset retirement obligations at December 31, 2004 and 2003.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (continued)

ASSET RETIREMENT OBLIGATIONS—INFORMATION REQUIRED BY SFAS 143 (continued)

The following pro-forma information presents net earnings, excluding the cumulative effect of the accounting change, and the asset retirement obligation as if SFAS 143 had been adopted on January 1, 2002:

	Year ended December 31
	2004		2003		2002
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	780.0		633.6		705.4
Asset retirement obligations adjustment	—		10.4		(2.5)

Adjusted net income	780.0		644.0		702.9

Basic earnings per Ordinary Share:
Reported net income	147.3	c	120.6	c	134.9	c
Asset retirement obligations adjustment	—		1.9	c	(0.5	)c

Adjusted net income	147.3	c	122.5	c	134.4	c

Diluted earnings per Ordinary Share:
Reported net income	146.1	c	119.3	c	134.2	c
Asset retirement obligations adjustment	—		1.9	c	(0.5	)c

Adjusted net income	146.1	c	121.2	c	133.7	c

The following pro-forma information presents the total asset retirement obligations at December 31, 2002 and 2003 as if SFAS 143 had been adopted on January 1, 2002:

(€m)
December 31, 2002	24.5
December 31, 2003	22.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents condensed balance sheets as at December 31, 2004 and 2003 and condensed statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002 of the Company and CRH America, Inc. (“CRHA”). These statements are prepared in accordance with Irish GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is a wholly-owned subsidiary of the Company. The Guarantees of the guarantor are full and unconditional. The significant differences between Irish and U.S. GAAP as they affect the Company are set out below:

Supplemental Condensed Consolidated Balance Sheets

	As at December 31, 2004
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
ASSETS
Current assets
Cash and liquid investments	52.2	135.8	1,134.4	—	1,322.4
Accounts receivable and prepayments	100.6	—	1,829.8	(100.6)	1,829.8
Inventories	—	—	1,249.6	—	1,249.6

	152.8	135.8	4,213.8	(100.6)	4,401.8

Fixed assets
Investments in subsidiaries	3,628.7	289.4	1,685.2	(5,603.3)	—
Investments in joint ventures and associates	—	—	690.7	—	690.7
Advances to subsidiaries	2,532.1	3,388.4	—	(5,920.5)	—
Other investments	—	—	11.7	—	11.7
Property, plant and equipment	—	—	5,319.9	—	5,319.9
Intangible assets—goodwill	—	—	1,443.5	—	1,443.5

Total assets	6,313.6	3,813.6	13,364.8	(11,624.4)	11,867.6

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank loans and overdrafts	—	—	412.0	—	412.0
Accounts payable and accrued liabilities	131.6	22.1	1,682.0	—	1,835.7

	131.6	22.1	2,094.0	—	2,247.7

Long-term liabilities
Long-term debt	—	2,496.1	855.0	—	3,351.1
Deferred acquisition consideration	—	—	103.4	—	103.4
Advances from subsidiaries	964.2	—	5,056.9	(6,021.1)	—
Capital grants deferred	—	—	11.0	—	11.0
Provisions for liabilities and charges	—	—	854.0	—	854.0
Minority shareholders’ equity interest	—	—	82.6	—	82.6

	1,095.8	2,518.2	9,056.9	(6,021.1)	6,649.8

Shareholders’ equity
Share capital	182.2	—	—	—	182.2
Additional paid-in capital	2,149.3	1,744.9	1,045.1	(2,790.0)	2,149.3
Other reserves	9.9	—	9.9	(9.9)	9.9
Accumulated income	2,876.4	(449.5)	3,252.9	(2,803.4)	2,876.4

	5,217.8	1,295.4	4,307.9	(5,603.3)	5,217.8

Total liabilities and shareholders’ equity	6,313.6	3,813.6	13,364.8	(11,624.4)	11,867.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets

	As at December 31, 2003
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
ASSETS
Current assets
Cash and liquid investments	48.3	149.6	1,100.1	—	1,298.0
Accounts receivable and prepayments	83.2	—	1,681.2	(83.2)	1,681.2
Inventories	—	—	1,117.6	—	1,117.6

	131.5	149.6	3,898.9	(83.2)	4,096.8

Fixed assets
Investments in subsidiaries	4,054.9	279.3	1,685.2	(6,019.4)	—
Investments in joint ventures and associates	—	—	336.6	—	336.6
Advances to subsidiaries	1,539.3	3,676.1	—	(5,215.4)	—
Other investments	—	—	12.1	—	12.1
Property, plant and equipment	—	—	5,145.4	—	5,145.4
Intangible assets—goodwill	—	—	1,474.5	—	1,474.5

Total assets	5,725.7	4,105.0	12,552.7	(11,318.0)	11,065.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank loans and overdrafts	—	—	510.3	—	510.3
Accounts payable and accrued liabilities	108.7	20.7	1,553.2	—	1,682.6

	108.7	20.7	2,063.5	—	2,192.9

Long-term liabilities
Long-term debt	—	2,692.0	403.8	—	3,095.8
Deferred acquisition consideration	—	—	96.5	—	96.5
Advances from subsidiaries	858.1	—	4,440.5	(5,298.6)	—
Capital grants deferred	—	—	12.7	—	12.7
Provisions for liabilities and charges	—	—	818.0	—	818.0
Minority shareholders’ equity interest	—	—	90.6	—	90.6

	966.8	2,712.7	7,925.6	(5,298.6)	6,306.5

Shareholders’ equity
Share capital	180.5	—	—	—	180.5
Additional paid-in capital	2,078.3	1,744.9	2,184.0	(3,928.9)	2,078.3
Other reserves	9.9	—	9.9	(9.9)	9.9
Accumulated income	2,490.2	(352.6)	2,433.2	(2,080.6)	2,490.2

	4,758.9	1,392.3	4,627.1	(6,019.4)	4,758.9

Total liabilities and shareholders’ equity	5,725.7	4,105.0	12,552.7	(11,318.0)	11,065.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2004
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	12,819.7	—	12,819.7
Less: share of joint ventures	—	—	(539.6)	—	(539.6)

Net sales	—	—	12,280.1	—	12,280.1

Cost of goods sold	—	—	(8,412.2)	—	(8,412.2)

Gross profit	—	—	3,867.9	—	3,867.9

Distribution and administration expenses	1.4	—	(2,711.4)	—	(2,710.0)

Group operating income	1.4	—	1,156.5	—	1,157.9
Share of joint ventures’ operating income	—	—	67.4	—	67.4
Share of associates’ operating income	—	—	21.7	—	21.7
Share of subsidiaries’ operating income	1,147.7	47.4	—	(1,195.1)	—

Operating income excluding goodwill amortization	1,149.1	47.4	1,245.6	(1,195.1)	1,247.0

Goodwill amortization	—	—	(101.4)	—	(101.4)
Gain on sale of investments and property, plant & equipment	—	—	11.3	—	11.3

Income before interest expense	1,149.1	47.4	1,155.5	(1,195.1)	1,156.9

Interest income	—	174.7	26.5	(174.7)	26.5
Interest expense	—	(210.6)	(116.6)	174.7	(152.5)
Share of joint ventures’ and associates’ net interest	(13.9)	—	(13.9)	13.9	(13.9)
Share of subsidiaries’ net interest	(126.0)	(4.1)	—	130.1	—

Income before taxes and equity minority shareholders’ interest	1,009.2	7.4	1,051.5	(1,051.1)	1,017.0

Taxes on income	(247.1)	(2.6)	(244.5)	247.1	(247.1)

Income before equity minority shareholders’ interest	762.1	4.8	807.0	(804.0)	769.9

Equity minority shareholders’ interest	—	—	(7.8)	—	(7.8)

Net income	762.1	4.8	799.2	(804.0)	762.1

Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	762.0	4.8	799.2	(804.0)	762.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2003
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	11,079.8	—	11,079.8
Less: share of joint ventures	—	—	(305.5)	—	(305.5)

Net sales	—	—	10,774.3	—	10,774.3

Cost of goods sold	—	—	(7,461.3)	—	(7,461.3)

Gross profit	—	—	3,313.0	—	3,313.0

Distribution and administration expenses	0.6	—	(2,309.1)	—	(2,308.5)

Group operating income	0.6	—	1,003.9	—	1,004.5

Share of joint ventures’ operating income	—	—	39.5	—	39.5
Share of associates’ operating income	—	—	0.7	—	0.7
Share of subsidiaries’ operating income	975.7	36.7	—	(1,012.4)	—

Operating income excluding goodwill amortization	976.3	36.7	1,044.1	(1,012.4)	1,044.7

Goodwill amortization	—	—	(75.5)	—	(75.5)
Gain on sale of investments and property, plant & equipment	—	—	13.0	—	13.0

Income before interest expense	976.3	36.7	981.6	(1,012.4)	982.2

Interest income	—	143.6	28.3	(143.6)	28.3
Interest expense	—	(154.5)	(130.2)	143.6	(141.1)
Share of joint ventures’ and associates’ net interest	(5.2)	—	(5.2)	5.2	(5.2)
Share of subsidiaries’ net interest	(112.8)	(5.2)	—	118.0	—

Income before taxes and equity minority shareholders’ interest	858.3	20.6	874.5	(889.2)	864.2

Taxes on income	(217.6)	(7.2)	(210.4)	217.6	(217.6)

Income before equity minority shareholders’ interest	640.7	13.4	664.1	(671.6)	646.6

Equity minority shareholders’ interest	—	—	(5.9)	—	(5.9)

Net income	640.7	13.4	658.2	(671.6)	640.7

Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	640.6	13.4	658.2	(671.6)	640.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2002
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net sales, including share of joint ventures	—	—	10,794.1	—	10,794.1
Less: share of joint ventures	—	—	(276.9)	—	(276.9)

Net sales	—	—	10,517.2	—	10,517.2

Cost of goods sold	—	—	(7,293.5)	—	(7,293.5)

Gross profit	—	—	3,223.7	—	3,223.7

Distribution and administration expenses	0.8	—	(2,209.9)	—	(2,209.1)

Group operating income	0.8	—	1,013.8	—	1,014.6

Share of joint ventures’ operating income	—	—	33.5	—	33.5
Share of subsidiaries’ operating income	987.9	48.6	—	(1,036.5)	—

Operating income excluding goodwill amortization	988.7	48.6	1,047.3	(1,036.5)	1,048.1

Goodwill amortization	—	—	(69.6)	—	(69.6)
Gain on sale of investments and property, plant & equipment	—	—	15.7	—	15.7

Income before interest expense	988.7	48.6	993.4	(1,036.5)	994.2

Interest income	—	149.1	44.5	(149.1)	44.5
Interest expense	—	(153.8)	(171.2)	149.1	(175.9)

Share of joint ventures’ net interest	(7.1)	—	(7.1)	7.1	(7.1)
Share of subsidiaries’ net interest	(131.4)	(6.4)	—	137.8	—

Income before taxes and equity minority shareholders’ interest	850.2	37.5	859.6	(891.6)	855.7

Taxes on income	(226.8)	(15.3)	(227.5)	242.8	(226.8)

Income before equity minority shareholders’ interest	623.4	22.2	632.1	(648.8)	628.9

Equity minority shareholders’ interest	—	—	(5.5)	—	(5.5)

Net income	623.4	22.2	626.6	(648.8)	623.4

Dividend on Preference Shares	(0.1)	—	—	—	(0.1)

Net income attributable to ordinary shareholders	623.3	22.2	626.6	(648.8)	623.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2004
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash (outflow)/inflow from operating activities	(12.8)	43.9	1,514.7	—	1,545.8

Dividends received	—	—	30.1	—	30.1

Returns on investments and servicing of finance
Interest received	—	174.7	22.2	(174.7)	22.2
Interest paid	—	(210.6)	(104.0)	174.7	(139.9)
Finance lease interest paid	—	—	(2.4)	—	(2.4)
Preference dividends paid	(0.1)	—	—	—	(0.1)

	(0.1)	(35.9)	(84.2)	—	(120.2)

Taxation
Irish corporation tax paid	—	—	(16.0)	—	(16.0)
Overseas tax paid	—	—	(172.4)	—	(172.4)

	—	—	(188.4)	—	(188.4)

Capital expenditure
Purchase of property, plant and equipment	—	—	(520.2)	—	(520.2)
Less capital grants received	—	—	0.1	—	0.1

	—	—	(520.1)	—	(520.1)
Proceeds from sale of investments and property, plant and equipment	—	—	100.1	—	100.1

	—	—	(420.0)	—	(420.0)

Acquisitions and disposals
Acquisition of subsidiary undertakings	—	—	(498.5)	—	(498.5)
Advances from/(to) subsidiary and parent undertakings	100.1	(11.2)	(88.9)	—	—
Deferred acquisition consideration	—	—	(57.3)	—	(57.3)
Investment in and advances to joint ventures and associates	—	—	(358.2)	—	(358.2)

	100.1	(11.2)	(1,002.9)	—	(914.0)

Dividends paid	(119.6)	—	(7.5)	—	(127.1)

Cash outflow before use of liquid resources and financing	(32.4)	(3.2)	(158.2)	—	(193.8)

Cash (outflow)/inflow from management of liquid resources	(3.9)	3.2	(38.7)	—	(39.4)

Financing
Issue of shares	36.6	—	—	—	36.6
Increase in term debt	—	—	166.8	—	166.8
Capital element of finance leases repaid	—	—	31.6	—	31.6
Expenses paid in respect of share issues	(0.3)	—	—	—	(0.3)

	36.3	—	198.4	—	234.7

Increase in cash and demand debt	—	—	1.5	—	1.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

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

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP

	Year ended December 31, 2004
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Effect on net income

Net income as reported in the Condensed Consolidated Statements of Income	762.0	4.8	799.2	(804.0)	762.0

U.S. GAAP adjustments
Asset retirement obligation—liability accretion and asset depreciation charge	(4.0)	—	(4.0)	4.0	(4.0)
Loss on derivative instruments	(16.1)	—	(16.1)	16.1	(16.1)
Stock-based employee compensation	(25.2)	(0.8)	(24.4)	25.2	(25.2)
Amortization of intangible assets	60.6	—	60.6	(60.6)	60.6
Adjustments due to elimination of revaluation surplus
—depreciation	0.4	—	0.4	(0.4)	0.4
Pensions	(14.0)	—	(14.0)	14.0	(14.0)
Amortization of debt issue expenses	(0.3)	—	(0.3)	0.3	(0.3)
Deferred taxation and mineral reserves
—temporary differences	20.5	—	20.5	(20.5)	20.5
—uplift in mineral reserves	(3.9)	—	(3.9)	3.9	(3.9)

Net income attributable to ordinary shareholders under U.S. GAAP	780.0	4.0	818.0	(822.0)	780.0

	Year ended December 31, 2003

Net income as reported in the Condensed Consolidated Statements of Income	640.6	13.4	658.2	(671.6)	640.6

U.S. GAAP adjustments
Cumulative adjustment on adoption of SFAS 143	(6.5)	—	(6.5)	6.5	(6.5)
Asset retirement obligation—liability accretion and asset depreciation charge	(0.7)	—	(0.7)	0.7	(0.7)
Loss on derivative instruments	(20.0)	—	(20.0)	20.0	(20.0)
Stock-based employee compensation	(5.1)	(0.2)	(4.9)	5.1	(5.1)
Amortization of intangible assets	45.7	—	45.7	(45.7)	45.7
Adjustments due to elimination of revaluation surplus
—depreciation	0.3	—	0.3	(0.3)	0.3
Pensions	(15.7)	—	(15.7)	15.7	(15.7)
Amortization of debt issue expenses	(0.3)	—	(0.3)	0.3	(0.3)
Deferred taxation and mineral reserves
—temporary differences	3.5	—	3.5	(3.5)	3.5
—uplift in mineral reserves	(8.2)	—	(8.2)	8.2	(8.2)

Net income attributable to ordinary shareholders under U.S. GAAP	633.6	13.2	651.4	(664.6)	633.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

	Year ended December 31, 2002
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Effect on net income

Net income as reported in the Condensed Consolidated Statements of Income	623.3	22.2	626.6	(648.8)	623.3

U.S. GAAP adjustments
Loss on derivative instruments	11.5	—	11.5	(11.5)	11.5
Stock-based employee compensation	19.4	0.9	18.5	(19.4)	19.4
Amortization of intangible assets	41.4	—	41.4	(41.4)	41.4
Adjustments due to elimination of revaluation surplus
—depreciation	0.4	—	0.4	(0.4)	0.4
Pensions	15.5	—	15.5	(15.5)	15.5
Amortization of debt issue expenses	(0.4)	—	(0.4)	0.4	(0.4)
Deferred taxation and mineral reserves
—temporary differences	3.5	—	3.5	(3.5)	3.5
—uplift in mineral reserves	(9.2)	—	(9.2)	9.2	(9.2)

Net income attributable to ordinary shareholders under U.S. GAAP	705.4	23.1	707.8	(730.9)	705.4

Cumulative effect on shareholder’s equity as at December 31, 2004

Shareholders’ equity as reported in the Consolidated Balance Sheets	5,217.8	1,295.4	4,307.9	(5,603.3)	5,217.8

U.S. GAAP adjustments
SFAS 143—net adjustments for asset retirement obligations	(13.4)	—	(13.4)	13.4	(13.4)
Hedging instruments—fair value adjustments	(8.1)	—	(8.1)	8.1	(8.1)
Goodwill	478.6	—	478.6	(478.6)	478.6
Elimination of revaluation surplus	(27.6)	—	(27.6)	27.6	(27.6)
Deferred taxation and mineral reserves
—temporary differences	(341.7)	—	(341.7)	341.7	(341.7)
—unamortized cumulative uplift in mineral reserves	268.7	—	268.7	(268.7)	268.7
Pensions	84.1	—	84.1	(84.1)	84.1
Debt issue expenses prepaid	1.2	—	1.2	(1.2)	1.2
Proposed dividends	124.7	—	124.7	(124.7)	124.7

Shareholders’ equity under U.S. GAAP	5,784.3	1,295.4	4,874.4	(6,169.8)	5,784.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Cumulative effect on shareholder’s equity as at December 31, 2003

Shareholders’ equity as reported in the Consolidated Balance Sheets	4,758.9	1,392.3	4,627.1	(6,019.4)	4,758.9

U.S. GAAP adjustments
SFAS 143—net adjustments for asset retirement obligations	(10.2)	—	(10.2)	10.2	(10.2)
Hedging instruments—fair value adjustments	(3.3)	—	(3.3)	3.3	(3.3)
Goodwill	418.8	—	418.8	(418.8)	418.8
Elimination of revaluation surplus	(28.5)	—	(28.5)	28.5	(28.5)
Deferred taxation and mineral reserves
—temporary differences	(360.9)	—	(360.9)	360.9	(360.9)
—unamortized cumulative uplift in mineral reserves	276.2	—	276.2	(276.2)	276.2
Pensions	120.1	—	120.1	(120.1)	120.1
Debt issue expenses prepaid	1.6	—	1.6	(1.6)	1.6
Proposed dividends	105.0	—	105.0	(105.0)	105.0

Shareholders’ equity under U.S. GAAP	5,277.7	1,392.3	5,145.9	(6,538.2)	5,277.7

SCHEDULE II

CRH plc AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts

	Balance at beginning of period	Additions		Deductions	Translation Adjustment	Balance at end of period
		Charged to costs and expenses	Charged to other accounts
			(a)	(b)
	(€m)
2004

Doubtful debts	91.4	27.3	(4.8)	(17.8)	(0.3)	95.8

2003

Doubtful debts	92.8	27.5	(2.8)	(16.7)	(9.4)	91.4

2002

Doubtful debts	103.8	27.2	(2.5)	(25.4)	(10.3)	92.8

(a)	Amounts recovered during the year.
(b)	Amounts written-off.

S-1