Form 20-F
period 2005-12-31
CRH PUBLIC LTD CO
filed 2006-05-30
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 0-17630

CRH public limited company

(Exact name of Registrant as specified in its charter)

Republic of Ireland

(Jurisdiction of incorporation or organization)

Belgard Castle, Clondalkin, Dublin 22

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares/Income Shares of €0.34 each

American Depositary Shares, each representing the right to receive one Ordinary Share

Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each *	536,323,523
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

*	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):    Yes  ☒    No  ☐

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

Forward-Looking Statements

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, among other statements, certain statements in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends and statements in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information—Risk Factors” and in “Item 5—Operating and Financial Review and Prospects”.

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

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

As part of the European Commission’s plan to develop a single European capital market, the application of International Financial Reporting Standards (“IFRS”) is mandatory for the consolidated financial statements of all listed European Union companies for reporting periods beginning on or after January 1, 2005. The Regulation passed by the European Union required that IFRS-compliant financial statements be produced by CRH for the financial periods ending June 30, 2005 and December 31, 2005 and that those financial statements contain a full set of disclosures for the comparative periods in 2004. Under this Regulation, January 1, 2004 is the transition date to IFRS for CRH.

The consolidated financial statements of CRH have been prepared in accordance with IFRS as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (“IASB”) and International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorized by the IASB and remain in effect. IFRS as adopted by the European Union differs in certain respects from IFRS as issued by the IASB. However, the consolidated financial statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

These Consolidated Financial Statements are the Group’s first financial statements to be prepared in accordance with IFRS. An explanation of how the transition to IFRS has impacted the reported financial position, financial performance and cash flows of the Group is provided in Note 34 of Notes to Consolidated Financial Statements.

Under the IFRS transition provisions within the Securities and Exchange Commission’s (“SEC”) Form 20-F requirements, CRH is permitted to provide two years of comparable financial information under IFRS and reconciliations to U.S. GAAP for the periods presented. In addition, CRH is providing selected U.S. generally accepted accounting principles (“U.S. GAAP”) information for five years.

IFRS differs in certain significant respects from U.S. GAAP. A summary of the significant differences between IFRS and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity, is set forth in Note 36 of Notes to Consolidated Financial Statements.

The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

The selected consolidated financial data for the two years ended December 31, 2005, have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report.

CONSOLIDATED INCOME STATEMENT DATA

	Year ended December 31
	2005 (a)	2005	2004
	U.S.$ m	€ m	€ m
	(Amounts in millions, except per share data and ratios)
Amounts in accordance with IFRS
Revenue	18,418.5	14,449.3	12,754.5
Group operating income (b)	1,774.8	1,392.3	1,220.2
Income before tax	1,630.2	1,278.9	1,104.0
Income tax expense	347.5	272.6	232.2
Net income attributable to equity holders of the Company	1,272.0	997.9	866.1
Group operating income as a percentage of revenue	9.6%	9.6%	9.6%
Basic earnings per Ordinary Share	238.0c	186.7c	163.6c
Diluted earnings per Ordinary Share	236.1c	185.2c	162.7c
Dividends paid per Ordinary Share	44.17c	34.65c	29.50c
Average number of Ordinary Shares outstanding	534.3	534.3	529.5
Ratio of earnings to fixed charges (times) (c)	5.6	5.6	6.0

	Year ended December 31
	2005 (a)	2005	2004	2003	2002	2001
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
Amounts in accordance with U.S. GAAP
Net sales excluding share of joint ventures	17,631.0	13,831.5	12,280.1	10,774.3	10,517.2	10,206.8
Group operating income excluding share of joint ventures	1,516.9	1,190.0	1,066.9	939.4	1,022.3	979.4
Net income attributable to ordinary shareholders	1,159.6	909.7	780.0	633.6	705.4	550.7
Net income per Ordinary Share	217.1c	170.3c	147.3c	120.6c	134.9c	109.1c
Diluted net income per Ordinary Share	215.3c	168.9c	146.5c	119.3c	134.2c	108.1c
Dividends paid per Ordinary Share	44.17c	34.65c	29.50c	26.17c	23.68c	21.42c
Average number of Ordinary Shares outstanding (millions of shares)	534.3	534.3	529.5	525.7	522.8	504.7
Ratio of earnings to fixed charges (times) (c)	5.4	5.4	5.6	5.3	5.0	3.7

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.2747 (the noon buying rate at May 24, 2006).
(b)	Group operating income is shown before gain on sale of property, plant and equipment, net finance costs, share of associates income after taxes and taxes on income.
(c)	The ratio of earnings to fixed charges of CRH was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; and distributed income of equity investees. The fixed charges were calculated by adding finance costs; discounts and expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.

CONSOLIDATED BALANCE SHEET DATA

	As at December 31
	2005 (a)	2005	2004
	U.S.$ m	€ m	€ m
	(Amounts in millions, except per share data and debt ratio)
Amounts in accordance with IFRS
Total assets	20,462.2	16,052.6	13,072.0
Non-current interest-bearing loans and borrowings	5,767.4	4,524.5	3,802.4
Net debt (b)	4,395.5	3,448.3	2,758.1
Ordinary shareholders’ equity	7,895.7	6,194.2	4,944.0
Debt ratio (c)	55.7%	55.7%	55.8%
Capital stock	232.4	182.3	181.0
Number of Ordinary Shares at December 31 (millions of shares)	536.3	536.3	532.6

	As at December 31
	2005 (a)	2005	2004	2003	2002	2001
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
Amounts in accordance with U.S. GAAP
Total assets	20,600.3	16,160.9	12,581.6	11,803.1	11,344.1	11,405.7
Non-current interest-bearing loans and borrowings	5,407.6	4,242.3	3,051.0	2,912.7	2,530.8	2,563.6
Ordinary shareholders’ equity	9,051.3	7,100.7	5,783.1	5,276.5	5,271.1	5,243.9
Capital stock	232.4	182.3	181.0	179.3	178.2	177.3

OTHER DATA

	Year ended December 31
	2005 (a)	2005	2004
	U.S.$ m	€ m	€ m
Amounts in accordance with IFRS
Expenditure on acquisitions and investments	1,654.3	1,297.8	1,019.4
Expenditure on property, plant and equipment	831.2	652.1	550.7

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S. $1.2747 (the noon buying rate at May 24, 2006).

(b)	Net debt is calculated as the sum of interest-bearing loans and borrowings, derivative financial instruments, cash and cash equivalents and liquid investments.

(c)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.

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

Unless otherwise stated, the translations of euro into U.S. dollars have been made at €1 equal to U.S. $1.1842, the noon buying rate in New York City for cable transfers in euro on December 31, 2005 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On May 24, the Noon Buying Rate was €1 = U.S. $1.2747.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period Noon Buying Rates in U.S. dollars per €1 (to the nearest cent).

Years ended December 31	Period End	Average Rate*	High	Low
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.07
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006 (through May 24, 2006)	1.27	1.23	1.29	1.19

Months ended	Period End	Average Rate*	High	Low
December 2005	1.18	1.19	1.20	1.17
January 2006	1.22	1.21	1.23	1.20
February 2006	1.19	1.19	1.21	1.19
March 2006	1.21	1.20	1.22	1.19
April 2006	1.26	1.23	1.26	1.21
May 2006 (through May 24, 2006)	1.27	1.28	1.29	1.26

*	The average of the Noon Buying Rates on the last day of each month during the period or in the case of monthly averages, the average of all days in the month.

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Company’s Consolidated Financial Statements (see page F-11).

For a discussion of the effects of exchange rate fluctuations on the financial condition and results of operations of the Group, see “Item 5—Operating and Financial Review and Prospects”.

Dividends

The following table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share in respect of each fiscal year indicated. Each amount represents the actual dividend payable.

Solely for convenience of the reader, these dividends have been translated into U.S. cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) at the rate on each of the respective payment dates.

	euro cents per ordinary share			Translated into U.S. cents per ADS
Years ended December 31	Interim	Final	Total	Interim	Final	Total
2001	6.75	16.25	23.00	6.03	14.80	20.83
2002	7.43	17.97	25.40	7.53	18.84	26.37
2003	8.20	19.90	28.10	9.43	25.07	34.50
2004	9.60	23.40	33.00	12.42	31.68	44.10
2005	11.25	27.75	39.00	13.31	35.30	48.61

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

Group financial performance is closely tied to the performance of the housing, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by a series of factors that are beyond Group control, including:

•	the performance of national economies in the 25 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates; for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•	the allocation of government funding for public infrastructure programs, such as the development of highways in the United States under The Federal Highway Bill (SAFETEA-LU) and the National Development Plan in Ireland;

•	the level of demand for construction materials and services; and

•	the price of fuel and principal raw materials such as bitumen, steel and polystyrene bead.

Each of the above factors could have a material adverse effect on Group operating results and the market price of CRH’s securities.

The onset of a cycle of reduced economic growth in the countries in which CRH has significant operations or the implementation of unfavorable governmental policies could adversely affect Group revenues and operating margins.

CRH has significant operations in the United States and Europe and a possible deterioration of macro-economic conditions in these regions could have a material negative impact on Group operating results. Moreover, a U.S. or an EU economic slowdown may have negative implications for the economies of other markets in which CRH operates. To the extent government funding through governmental infrastructure programs is decreased or terminated as a result of such macroeconomic developments or significant change in government policy, Group revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programs.

Existing products may be replaced by substitute products which CRH does not produce and, as a result, CRH may lose market share in the markets for these products.

A number of Group products compete with other forms of building products that CRH does not produce. Any significant replacement of the Group’s building products by substitute products, which CRH does not produce, could adversely impact market share and results of operations in these markets.

CRH faces strong competition in its various markets, and if CRH fails to compete successfully, market share will decline.

CRH continually faces competition in the markets in which Group companies operate. The competitive environment in which the Group operates can be significantly affected by local factors, such as the number of competitors, production capacity, economic conditions and product demand in the local market. In several markets, downward pricing pressures are experienced from time to time as a result of competitive pressures and the Group is not always able to quickly recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices. If CRH is consistently unable to recover increased operating expenses through higher selling prices, the Group’s result of operations could be adversely affected.

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

CRH is subject to a broad and increasingly stringent range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which CRH operates. This results in significant compliance costs and could expose the Group to legal liability or place limitations on the development of the Group’s operations. The laws, regulations and standards relate to, among other things, air and noise emissions, wastewater discharges, avoidance of soil and groundwater contamination, the use and handling of hazardous materials and waste disposal practices.

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

A write-down of goodwill could have a significant impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Acquisitions in recent years have generated substantial goodwill. Additional goodwill may arise as a result of further acquisitions.

Under IFRS goodwill and indefinite-lived intangible assets are not amortized but are subject to annual impairment tests. Other intangible assets deemed separable from goodwill arising on acquisitions are amortized.

The U.S. GAAP treatment of goodwill and other intangible assets under Statement of Financial Accounting Standards (“SFAS”) SFAS 142 “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001, is similar to IFRS. For the purposes of the U.S. GAAP reconciliation in Note 36 of Notes to Consolidated Financial Statements, the Group applied the SFAS 142 rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2004 and 2005 impairment tests indicated that no impairment had occurred.

Goodwill does not affect cash flow. However, a full write-down of goodwill at December 31, 2005 would have resulted in a charge to income and reduction in equity of €2,237.3 million under U.S. GAAP and €2,194.6 million under IFRS.

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

A key element of the Group’s growth strategy is to continue its acquisition strategy mainly through value-adding mid-sized deals and occasionally with larger strategic acquisitions. This strategy depends on the ability to identify and acquire suitable assets at acceptable prices. CRH may not be able to identify suitable companies and, even if identified, may not be able to acquire them. At the same time, the Group’s competitors also strive to expand through acquisitions and may bid for companies that CRH view as potential acquisition targets. In addition, acquisitions may require the assimilation of new operations, products, services and personnel and may cause dissipation of Group management resources, as management may have to divert attention from day-to-day business operations to focus on addressing such issues. The Group’s ability to realize the expected benefits from future acquisitions depends, in large part, on its ability to integrate the new operations with existing operations in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its business and, accordingly, may be deprived of the expected benefits of the acquisitions.

Because many of the Group’s subsidiaries operate in a currency other than the euro, adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

A significant portion of Group revenues and expenses originates in currencies other than the euro, primarily in U.S. dollars, pounds sterling, Swiss franc and Polish zloty. For the year ended December 31, 2005, approximately 64% of Group shareholders’ funds were denominated in currencies other than the euro, predominantly the U.S. dollar (50%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro, may impact the Group’s reported results. It is the Group’s policy partially to hedge its investment in foreign currencies by maintaining a net debt position in all relevant foreign currencies, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s financial statements for the year ended December 31, 2005 see “Item 5—Operating and Financial Review and Prospects”.

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

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition program. As of December 31, 2005, CRH had outstanding net indebtedness of €3,448.3 million. A significant portion of CRH’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments.

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

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is the parent company for an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is one of the top three companies, based on market capitalization, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and, since March 31, 2006, on the New York Stock Exchange in the United States. Until March 31, 2006, CRH was quoted on the NASDAQ National Market in the United States. The market capitalization of CRH as of December 31, 2005 was €13.3 billion.

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

From the Group headquarters, a team of executives exercises strategic control over decentralized operations in Ireland, Britain, Mainland Europe and the Americas. The Group employs a total of approximately 66,500 people worldwide.

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Canada, Chile and Argentina.

For IFRS reporting purposes, the Group’s activities fall into three reporting business segments: Materials, Products and Distribution which are further analyzed between the Group’s geographical areas being Europe and Americas. The activities of the various segments are briefly described as follows:

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

Note 1 of Notes to Consolidated Financial Statements has been prepared under IFRS as outlined above. The Europe Materials Division is further analyzed in Note 36 to the Notes to Consolidated Financial Statements into the reportable segments outlined below under U.S. GAAP as the Ireland segment of Europe Materials exceeds the threshold for separate disclosure under SFAS 131.

The seven reportable segments within the meaning of SFAS 131 are set out below:

Division	Reportable Segments
Europe Materials	Ireland

Europe Products & Distribution	Rest of Europe Products Distribution

Americas Materials	Materials

Americas Products & Distribution	Products Distribution

	2005		2004
Share of revenue and operating income	Revenue	Operating income	Revenue	Operating income
Europe Materials—Ireland	7.7%	10.4%	7.9%	11.4%
Europe Materials—Rest of Europe	10.6%	16.7%	10.2%	14.8%
Europe Products	17.5%	12.6%	17.6%	15.6%
Europe Distribution	15.2%	8.8%	14.9%	10.0%
Americas Materials	21.9%	23.6%	22.1%	22.4%
Americas Products	19.1%	22.1%	19.3%	20.6%
Americas Distribution	8.0%	5.8%	8.0%	5.2%

Total	100%	100%	100%	100%

Note 36 of Notes to Consolidated Financial Statements (pages F-104 to F-107) shows for CRH’s last two fiscal years the segmental disclosures required under U.S. GAAP. The geographical information required under SFAS 131 is presented in Note 1.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregate and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials, with activities spread across four major markets: Ireland, Benelux, the Rest of Europe and the Americas.

Product Spread

Activities—Annualized production volumes

Primary Materials
Cement	12.8 million tons **
Aggregates	223.2 million tons
Asphalt & surfacing	41.6 million tons
Readymixed concrete	18.8 million cubic meters
Agricultural & chemical lime	1.3 million tons

Value-added Building Products
Precast concrete products	9.7 million tons
Other concrete products*	31.6 million tons
Clay bricks, pavers & tiles	4.6 million tons
Insulation products	5.7 million cubic meters
Security gates & fencing	2.2 million lineal meters
Glass fabrication & rooflights	15.6 million square meters

Building Materials Distribution
DIY	200 stores
Builders merchants	484 stores

*	This category includes block, masonry, patio products, pavers, prepackaged concrete mixes, rooftiles, and sand-lime elements and bricks.
**	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Strategy

A tried and tested strategy

CRH was founded in 1970 following the merger of two major Irish companies, Irish Cement and Roadstone. This newly-formed business, operating in a cyclical industry, was highly exposed to a single core business in a single economy.

Shortly thereafter, the Board set a clear strategy for the development of the Group: to seek new geographic platforms in its core businesses and to take advantage of complementary product opportunities in order to achieve strategic balance and to establish multiple platforms from which to deliver performance and growth.

While this strategy has evolved over the years, the broad thrust is still applicable today as the Group continues to expand from its current base in three core businesses across 25 countries.

In delivering this strategy, CRH sticks to core businesses in building materials; develops regional market leadership positions; reinvests in existing assets and people; acquires well-run, value-creating businesses and seeks exposure to new development opportunities all in order to maintain and develop a balanced portfolio, while creating horizons for future growth.

Strong corporate culture and identity... delivering a balanced business

Local autonomy

Experienced operational management are given a high degree of individual autonomy and responsibility to accommodate national and cultural needs and to leverage local market knowledge.

Dual citizenship

There is a strong management commitment to both the local company and to the CRH Group, supported by best practice teams that share experience and know-how across products and regions.

Mix of skills

CRH’s market-driven approach attracts, retains and motivates exceptional management including internally developed operational managers, highly qualified business professionals and owner-entrepreneurs. This provides a healthy mix and depth of skills with many managers having managed through previous economic cycles. Our succession planning focuses on sharing this wealth of experience with the next generation of CRH management.

Lean Group centre

Guidance, support, functional expertise and control, as appropriate, is provided in the areas of performance measurement, financial reporting, cash management, strategic planning, business development, human resources, environment and health & safety.

Regional and product balance

CRH’s unique balance, both in terms of geographic spread and involvement across its three core businesses, smooths the effects of varying economic conditions and provides greater opportunities for growth.

Revenue	Geographic
Americas	49%
Europe	51%

Total	100%

Segmental
Materials	40%
Products	37%
Distribution	23%

Total	100%

Sectoral balance

CRH seeks to reduce the effects of varying demand patterns across building and construction end-use sectors by maintaining a balanced portfolio of products serving a broad customer base.

Revenue
Residential	45%
Non-residential	30%
Infrastructure	25%

Total	100%

New Construction	55%
Repair, Maintenance & Improvement (“RMI”)	45%

Total	100%

•	Residential—construction and repair, maintenance and improvement of homes.
•	Non-residential—primarily construction of industrial, municipal, retail and office buildings.
•	Infrastructure—primarily construction and repair of roads and products for use in telecommunication, energy and water facilities.

General Development of the Business

In the early and mid-1970s, over 85% of CRH’s income was earned in the Republic of Ireland. The Group’s overseas interests during this period comprised Forticrete Limited, a small Liverpool-based (England) concrete products company and Van Neerbos Beheer bv, a Dutch-based builders merchant with a small manufacturing division and one DIY store. A strategic decision was taken in 1977 to invest in familiar business sectors overseas and to develop the existing overseas operations with a view to spreading risks and opportunities more broadly. Between 1978 and May 2006, approximately €12.2 billion has been spent by the Group in acquiring and investing in 578 companies, and the Group now has operations at over 2,600 locations in 25 countries. The major acquisitions and investments made by the Group during the year ended December 31, 2005 were Mountain companies, Bizzack and assets of Southern Minnesota Construction amounting to €332.4 million and 26.3% of Corporación Uniland in Spain amounting to €297.9 million. During the year ended 2004 the major investment was the acquisition of 49% of Secil in Portugal amounting to €429.0 million.

Business Overview

Contributions to Revenue and Group operating income before Interest Expense

For US GAAP reporting purposes the Group’s four divisions are comprised of a total of seven reportable segments as set out on page 11.

The percentage of Group revenue and operating income for each of the seven reporting business segments for 2005 and 2004 is shown in the table on page 11.

Business Operations in Americas Materials

The Americas Materials Division is organized into four principal regional groups all in the United States; New England; New York and New Jersey; the West comprising operations from Washington on the Pacific coast across to Minnesota and down to New Mexico; and the Central region which encompasses operations in Michigan, Ohio, West Virginia, Pennsylvania, Delaware, Alabama, Kentucky and Virginia. The Division employs 14,500 people at over 730 locations.

Products and services	Annualized volumes
Aggregates	146.8 million tons
Asphalt	37.3 million tons
Readymixed concrete	6.5 million cubic meters

Product end-use
Residential	15%
Non-residential	20%
Infrastructure	65%

Total	100%

Product end-use
New Construction	30%
Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of approximately 2.9 billion tons based on 2005 production.

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

Development strategy

The strategy for Americas Materials is to leverage its existing strong reserve positions near major metropolitan areas by investing in additional reserves, new capacity and downstream activities, and to look for new growth regions in the Americas. The Division plans to continue its strategy of bolt-on acquisitions to existing strong market positions and intends to improve on its excellent environmental and safety records.

New England

•	Further vertical integration of operations in New Hampshire, Maine and Vermont

•	Expand readymixed concrete operations

New York/New Jersey

•	Expand New Jersey businesses through bolt-on acquisitions

•	Improve bitumen winter-fill capacity

•	Invest in existing large aggregates facilities to both increase capacity and reduce costs

Central

•	Continue vertical integration of operations in Michigan, Ohio and West Virginia through selective acquisitions

•	Seek add-on acquisitions and greenfield opportunities to augment existing strong positions in Pennsylvania and Delaware

•	Continue to develop new platform in Kentucky and Virginia

West

•	Continue to consolidate vertically integrated positions in the mountain regions with selective add-on acquisitions

•	Develop further opportunities in the Northwest, Iowa and new platform in Minnesota

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

Argentina and has glass tempering operations in Argentina and Chile. The Products segment employs approximately 16,340 people at over 300 locations.

Products and services	Location	Annualized volumes
Precast concrete products	Canada, U.S.	2.7 million tons
Prepackaged concrete mixes	U.S.	2.0 million tons
Concrete masonry, pavers, rooftiles and patio products	Canada, U.S.	10.8 million tons
Clay bricks, pavers, tiles	Argentina, U.S.	1.7 million tons
Glass fabrication	Argentina, Canada, Chile, U.S.	14.5 million square meters

Product end-use
Residential	43%
Non-residential	40%
Infrastructure	17%

Total	100%

Product end-use
New Construction	60%
Repair, Maintenance & Improvement (“RMI”)	40%

Total	100%

Architectural Products group (“APG”).    APG, which is a large North American producer of concrete block, masonry, hardscape and roofing products, prepackaged concrete mixes and lightweight aggregates, services the U.S. and eastern Canada from over 200 locations in 38 states and two Canadian provinces.

APG’s concrete masonry and roofing products are used for cladding and foundations in both residential and non-residential construction. Hardscape products, marketed under the Belgard® brand, include interlocking pavers, flags and retaining walls which are used in residential and non-residential construction as well as in streets and highways. The residential and non-residential sectors combined account for over 75% of APG’s output. A significant proportion of APG’s output is used in the RMI and DIY sectors.

Lawn and garden products are marketed under the Oldcastle™ and Durascape® brands to major DIY and homecenter chains across the United States. Cementitious dry-mixes, marketed under the Sakrete® brand, and lightweight aggregate are also important product lines. Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

APG also includes Glen-Gery Corporation, a clay brick producer with an annual capacity of over 500 million bricks, operating 10 brick plants located primarily in the northeast and midwest regions of the United States.

Precast group.    The Precast group produces precast, prestressed and polymer concrete and concrete pipe in the U.S. and Canada with 70 locations in 25 states and the province of Quebec.

The most significant individual precast concrete products are the underground vaults sold principally to water, electrical and telephone utilities. Other important precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins. Street and highway products such as median barriers, culverts and short span bridges and precast flooring in the Northeast round out the main product lines. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product.

In the northeast, the Building Systems group manufactures and installs prestressed concrete plank and other products. These products are used mainly in structures such as hotels, apartments, prisons, parking garages and bridges.

Concrete pipe is used for storm and sanitary sewer applications, which are largely local government projects. Competing materials include corrugated steel pipe and high-density polyethylene pipe in storm sewer applications and plastic pipe in sanitary sewer applications.

Glass group.    The Glass group is a producer of tempered glass, double-glazed units for commercial and residential applications, laminated glass, entrance and glass-wall systems and silk-screened and spandrel glass. The group delivers to 48 of the top 50 MSA’s (Metropolitan Statistical Areas) in the U.S. and four Canadian provinces. It has 48 locations in 22 states and four Canadian provinces.

Tempered glass is a building product with major applications in the RMI construction sector, and has a growing range of specialty uses in furniture, appliances, marine windows and in a wide range of architectural applications. The product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colors and qualities. In 2005, the Glass group produced 14.5 million square meters of glass products.

The Glass group’s major customers are glazing contractors, manufacturers of shower/bath enclosures, window and door manufacturers and glass distributors. The major raw material, annealed glass, is purchased from a number of major glass producers. The Glass group has a strong focus on operational best practices and continuous cost control to minimize the impact of raw material increases.

South America.    CRH’s subsidiary in Argentina, Canteras Cerro Negro (“CCN”) is a producer of clay roof, wall and floor tiles, and services the Argentine market from two state-of-the-art production facilities at Olavarria, 350km south of Buenos Aires. Superglass is a glass temperer in Argentina.

CRH’s subsidiary in Chile, Vidrios Dell Orto, is a glass fabricator.

Development strategy

The strategy for Americas Products is to expand current strong positions in all product groups through acquisition and appropriate greenfield development, using scale, best practices and product/process innovation to create competitive advantage and to improve margins in the face of rising input costs.

Architectural Products

•	Develop and grow strong regional positions in masonry and related products

•	Grow retail platform with a complementary array of garden, patio products and building products and anticipate customers’ expansion with greenfield investments

•	Increase penetration of the professional hardscape market with Belgard® products and segmental retaining walls

Precast

•	In-fill geographic coverage in the U.S. and Canada through acquisition or construction of new facilities

•	Pursue new product and new region opportunities

Glass

•	Expansion of existing markets through new products, services and regions

•	Focus on technology upgrades, cost control, organic growth and better customer service

South America

•	Use upgraded manufacturing capabilities for cost efficiency and product development

•	Continue to expand export business

•	Expand with selective acquisitions as regional economies improve

Distribution

The Distribution group operates as Allied Building Products (“Allied”). Allied is a distributor of roofing and siding products to residential and also to commercial roofing and siding contractors with an emphasis on replacement projects. It employs approximately 2,950 people at 151 branches in 26 states in the United States. In major metropolitan areas, principally New York, Denver and Boston, it also distributes gypsum board, steel studs and acoustical tile and grid (“Interior Products”) to commercial/office refurbishment project and to new residential projects.

Products and services	Number of branches
Roofing, siding & related products	124 branches
Interior products	27 branches

Product end-use
Residential	60%
Non-residential	40%

Total	100%

Product end-use
New Construction	30%
Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%

Roofing/Siding and Interior Products distributors in the United States are supplied by a limited number of large national manufacturers, while customers tend to be small-to-medium sized local contractors. The Distribution group has no activities outside the U.S.

The Distribution group’s customers are residential and commercial contractors. Allied’s activities are mainly in the northern tier states of the U.S. with a major presence in the northeast and a less dense but growing presence in cities throughout the western states.

Development strategy

The strategy for Americas Distribution is to continuously improve its existing business and to leverage its centralized infrastructure by acquisitive growth and by opening new branches in major metropolitan areas.

Business Operations in Europe Materials

The Materials Division in Europe is a producer of primary materials and value-added manufactured products operating in 13 countries. This Division is comprised of two reportable segments (see page 10), Ireland and the Rest of Europe.

Europe Materials—Ireland

In Ireland, the Europe Materials Division produces cement, aggregates, asphalt, and readymixed concrete. In total Ireland segment employs approximately 3,500 people at over 115 locations.

Products and services	Annualized volumes

Cement	2.7 million tons

Aggregates	33.5 million tons

Asphalt	3.3 million tons

Readymixed concrete	3.2 million cubic meters

Agricultural & chemical lime	0.5 million tons

Concrete products	3.4 million tons

Clay bricks	0.2 million tons

Product end-use
Residential	40%
Non-residential	30%
Infrastructure	30%

Total	100%

Product end-use
New Construction	80%
Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%

Irish Cement Through Irish Cement, CRH is the largest supplier and producer of cement in the Republic of Ireland. Irish Cement sales in 2005 accounted for approximately 55% of cement market demand in the whole island of Ireland.

Irish Cement operates two cement plants, one at Platin, north of Dublin, and one in Limerick in the southwest of the country, with a total annual production capacity of 2.6 million tons of clinker. Capacity utilization was high at both plants in 2005.

Cement is manufactured by burning crushed limestone and shale, obtained from Irish Cement’s own quarries, at very high temperatures to form “clinker”. After it has cooled, clinker is ground into a fine powder, which is the principal binding agent in concrete and other cement products. Customers primarily comprise concrete producers and merchants supplying construction contractors and others.

Sales to other CRH subsidiaries accounted for approximately 30% of Irish Cement’s sales in the Republic of Ireland in 2005, with the next five largest customers accounting for approximately 30%. Competition comes principally from three cement plants, two in the Irish Republic and a third plant near Belfast. Irish Cement’s results are influenced primarily by the level of construction activity in the Republic of Ireland.

Roadstone-Wood The Roadstone-Wood group produces aggregates, readymixed concrete, concrete products and asphalt road products at 79 locations throughout the Republic of Ireland. Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors, while readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and precast concrete flooring) are sold to both the public and private construction sectors. Roadstone-Wood is also involved in asphalt contracting. Agricultural limestone sales to the farming community are another significant feature of Roadstone-Wood operations.

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

During 2005, Northstone produced and sold approximately 2.6 million tons of aggregates, of which approximately one quarter was used to supply its fifteen readymixed concrete plants and its concrete block, concrete rooftile and asphalt operations at ten locations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 25 years, which equates to minimum reserves of 65 million tons based on 2005 production. Approximately 45% of Northern Ireland production is used in highway surfacing by Northstone’s contracting division for local governmental authorities.

Development strategy

The strategy for Europe Materials—Ireland is to maintain the Group’s position as the lowest cost/best value producer and continue to operate to the highest environmental standards.

Europe Materials—Rest of Europe

This segment comprises manufacturing facilities in Estonia, Finland, Israel, Latvia, Poland, Russia, Spain, Switzerland, Portugal, Tunisia and Ukraine which produce a range of building products including cement, aggregates, asphalt and concrete products.

In total, the Europe Materials—Rest of Europe segment employs approximately 8,100 people at over 330 locations.

Products and services	Location	Annualized volumes
Cement	Finland, Poland, Portugal (49%), Switzerland, Tunisia (49%), Ukraine	10.1 million tons

Aggregates	Estonia, Finland, Latvia, Poland, Portugal (49%), Spain, Switzerland	42.9 million tons

Asphalt	Finland, Poland, Switzerland	1.0 million tons

Readymixed concrete	Estonia, Finland, Latvia, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%)	9.1 million cubic meters

Agricultural & chemical lime	Poland, Switzerland	0.8 million tons

Concrete products	Estonia, Finland, Poland, Portugal (49%), Spain, Tunisia (49%)	4.4 million tons

Product end-use
Residential	35%
Non-residential	25%
Infrastructure	40%

Total	100%

Product end-use
New Construction	80%
Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%

Finnsementti is the sole cement manufacturer in Finland. Operating from two dry-process plants in southern Finland, the company has an annual capacity of 1.4 million tons of cement. The largest plant at Pargas on an island near Turku, has one dry-process kiln, and an annual cement capacity of 0.9 million tons. The second plant is located at Lapeenranta near the Russian border and is equipped with two dry-process kilns and an annual capacity of 0.5 million tons. Limestone is available under long-term supply agreements.

Sales to other CRH subsidiaries accounted for approximately 27% of Finnsementti’s sales in 2005. Finnsementti competes on the basis of the quality and consistency of its product and on the reliability of its service. Competition comes principally from two cement importers, one in Turku in Finland and the second based in Russia. Annual cement imports into Finland are reported to be approximately 0.3 million tons per annum.

Lohja Rudus is an aggregates and readymixed concrete producer in Finland. It also has locations in the Baltic States of Latvia and Estonia, and is the only Western readymixed concrete producer in St. Petersburg in Russia.

Abetoni, is a manufacturer of precast concrete products in Finland.

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

Jura is a cement manufacturer in Switzerland, with two modern, well-equipped, energy-efficient cement plants, one in Wildegg in the north of the country and one in Cornaux in the west. Jura has an annual capacity of 1.4 million tons.

Both cement plants are located close to large limestone deposits. Raw material reserves are substantial, sufficient for over 50 years at current production levels. Approximately 30% of cement produced is sold to Jura’s ready-mixed concrete operations. This is distributed from the two production plants using hired haulers. Jura has a market share of approximately 18%. Competition comes principally from two cement manufacturers in Switzerland. Annual cement imports into Switzerland are reported to be approximately 0.4 million tons per annum.

Jura also has aggregates and readymixed concrete operations in Switzerland, which have strong regional positions in the central and north-western regions, producing approximately 3.0 million tons of aggregates and over 0.8 million cubic meters of concrete annually.

Podilsky Cement is a cement manufacturer in the Ukraine. Operating from one wet-process plant in southwest Ukraine, the company produced 1.9 million tons of cement in 2005. Bulk cement accounts for approximately 72% of deliveries. Rail delivery (bulk and bag) accounts for 80% of sales. The main customers are an integrated network of wholesalers and manufacturers of concrete products. Substantial limestone reserves are located close to the plant, which are sufficient for over 100 years at current output. Competition comes principally from several cement manufacturers in the Ukraine.

Mashav is the holding company for Nesher Cement, the sole producer of cement in Israel. Nesher operates two clinker production plants located in Ramla (serving Tel Aviv and the surrounding area) and Har Tuv (serving Jerusalem, southern and eastern Israel) and has access to substantial raw material reserves totaling 105 million tons at present. The Ramla facility has two modern dry process kilns with combined annual capacity of 4.0 million tons of clinker. The Har Tuv location has a single semi-dry process kiln with annual capacity of approximately 0.7 million tons of clinker. Mashav also has a 50% joint venture, Taàvura, the largest haulage and logistics company in Israel, which provides transport for the majority of Nesher’s cement and raw materials.

Beton Catalan. The Beton Catalan group (“Beton Catalan”) produces aggregates, concrete products and readymixed concrete. While Beton Catalan’s largest market is the densely populated Catalonia region in northeastern Spain, it also operates readymixed concrete plants elsewhere in Spain.

Beton Catalan surface-mines aggregates from five quarries in Catalonia and one quarry in each of the Madrid and Valencia regions. During 2005, Beton Catalan produced approximately 3.7 million tons of aggregates of which approximately 97% was used to supply its own readymixed concrete and concrete products operations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 10 years, which equates to minimum reserves of 37 million tons based on 2005 production. Third party sales of aggregates are primarily to other concrete manufacturers and construction companies in the region.

Beton Catalan operates 70 readymixed concrete plants in Spain and in 2005 produced 3.5 million cubic meters of readymixed concrete. Beton Catalan also manufactures a variety of concrete products including blocks, pipe, paving slabs, steel reinforced beams and girders. In 2005, Beton Catalan produced 0.5 million tons of concrete products. Beton Catalan sources its cement supplies primarily from a number of major Spanish producers. Competition comes mainly from other large readymixed concrete producers and from a variety of small concrete product manufacturers in Spain.

At year-end 2005, CRH acquired a 26.3% equity stake in Corporación Uniland S.A. (Uniland), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia, Argentina and Uruguay, for a consideration of approximately €300 million.

In Spain, Uniland operates two integrated cement plants in Catalonia, where it is market leader, with total annual cement production capacity of 3.2 million tons. It also has extensive readymixed concrete, mortar and aggregates operations in the region. In Tunisia, Uniland is the majority owner (88%) of a modern 2 million ton capacity cement plant and is also active in readymixed concrete. Through a 50/50 joint venture with Cementos Molins of Spain, Uniland has strong positions in cement and readymixed concrete in both Argentina and Uruguay.

Portugal CRH entered the Portuguese cement and concrete products markets in June 2004 with the purchase of 49% of Secil – with joint management control. In Portugal, Secil operates three integrated cement plants with total capacity of 3.9 million tons, 47 readymixed concrete plants, seven hard rock quarries and has access to total permitted stone reserves of approximately 550 million tons. The company also produces precast concrete and mortars in Portugal. Secil is a prominent producer of cement in southeastern Tunisia where it has one plant with capacity of 1.2 million tons. In addition to its consolidated operations, Secil has a number of investments in associated undertakings in Portugal and Lebanon and has a management contract to operate a cement grinding facility in Angola.

In 2005, Secil produced 4.76 million tons of cement (3.6 million tons in Portugal and 1.16 million tons in Tunisia), and also produced 2.35 million cubic meters of readymixed concrete and 3.2 million tons of aggregates in Portugal.

Development strategy

The strategy for the Europe Materials—Rest of Europe segment is to build and maintain strong market positions in primary building materials and related products through growth in existing business, construction of new facilities and acquisitions in selected European markets.

Finland/Baltics

•	Maintain the market position in cement, aggregates and readymixed concrete

•	Invest in plant modernization for operational efficiency

•	Expand into other selected product and geographic areas

Poland/Ukraine

•	Develop a strong national presence in the Polish materials industry

•	Invest in plant and equipment for energy efficiency and higher environmental standards

•	Continue expansion into neighboring countries

Switzerland

•	Enhance existing market positions in cement, aggregates and readymixed concrete

•	Re-invest in plant and equipment for fuel-type optimization

•	Acquire new businesses in surrounding regions

Spain

•	Strengthen existing market positions

•	Expand selectively into related products and regional markets

Portugal

•	Expand into related products and regional markets

Elsewhere

•	Build on existing market positions in Central and Eastern Europe

•	Selectively acquire materials businesses in other European countries

•	Expand in the Mediterranean basin

Business Operations in Europe Products & Distribution

Products & Distribution in Europe is organized in two reportable segments, Products and Distribution. The Products segment is organized into three groups of related businesses involved in clay, concrete and building products. Distribution encompasses builders merchants and DIY stores.

Europe Products

The Europe Products segment operates in 13 European countries with the Benelux, the U.K., France, and Germany accounting for the bulk of its sales. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 14,600 employees at over 470 locations.

Products and services	Location	Annualized volumes
Concrete blocks and pavers	Benelux, France, Germany, Slovakia, U.K.	11.6 million tons

Precast concrete products	Benelux, Denmark, France, Poland	6.4 million tons

Clay bricks, pavers & rooftiles	Germany, Netherlands, Poland, U.K.	2.7 million tons

Fencing & security	Benelux, France, Germany, U.K.	2.2 million lineal meters

Daylight & Ventilation	Benelux, France, Germany, Ireland, U.K.	1.1 million square meters

Insulation products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, U.K.	5.7 million cubic meters

Construction accessories	Benelux, France, Germany, Spain	n/a

Product end-use
Residential	50%
Non-residential	35%
Infrastructure	15%

Total	100%

Product end-use
New Construction	75%
Repair, Maintenance & Improvement (“RMI”)	25%

Total	100%

Concrete Products

This group produces architectural products (pavers, tiles and blocks), structural products (floor and wall elements, drainage and poles) and sand-lime brick.

Architectural Products

The EHL group produces concrete paving and landscape walling products sold primarily to the RMI sector from a network of 33 modern production facilities in Germany, two in Poland, and one in the Czech Republic.

Struyk Verwo operates in the Benelux countries, manufacturing a full range of concrete paving products including pavers, flags, kerbs, pipe and street furniture with national coverage from 12 factories in the Netherlands and two in Belgium. Paving products are sold primarily to municipalities and paving contractors.

Marlux produces high-quality concrete decorative paving products at 2 modern factories in Belgium, and competes in this niche sector in Belgium, the Netherlands, Germany and France. Marlux branded products, which are sold mainly through specialist retail outlets such as garden and patio centers, are used for decorative applications, typically landscaping of public areas, gardens and patios.

Forticrete manufactures and supplies a wide range of dense concrete masonry, high strength blocks, common blocks and rooftiles. Forticrete operates from a network of 13 locations throughout England. Forticrete’s products are sold primarily to major contractors and builders merchants in competition with other concrete product manufacturers.

Premac is a leading paving producer in Slovakia.

Remacle is a manufacturer of concrete vaults and precast concrete products in southern Belgium. Duffeleer is a producer of concrete sewerage and drainage products in the southwest of Belgium. Klaps is a leading manufacturer of concrete paving, sewerage and water treatment products based in northern Belgium, and Kellen Concrete Products is a concrete paving manufacturer in the Netherlands.

In June 2005, the Concrete Products group acquired Hofman, a distributor of natural stone products based in Belgium and focusing on the import and resale of new pavers together with the purchase, cleaning and resale of used pavers. With annual sales of €10 million, the acquisition expands the group’s product portfolio.

In August 2005, the Concrete Products group acquired Stradal in France. With annual sales of €173 million, Stradal operates 24 factories across the country producing landscape, utility and infrastructure products. It is also a 30% shareholder in ECPC, an Egyptian concrete pipe and water treatment system producer.

In December, the Concrete Products group acquired RBR, the second largest paving manufacturer in Denmark. RBR is a highly efficient operator with a significant market position in the west of the country. It operates from three production locations and has annual sales of €14 million. The deal represents CRH’s first architectural concrete products investment in Denmark.

Structural Products

Dycore is a concrete flooring group supplying an extensive range of reinforced and prestressed flooring serving the Dutch market and markets in neighboring countries from three factories. The housing and commercial sectors account for the bulk of precast flooring sales, and competition in this market comes from one larger and several smaller-sized manufacturers.

Omnidal manufactures precast concrete wall and floor elements and Schelfhout manufactures concrete wall elements. Both Omnidal and Schelfhout are located in Belgium. Douterloigne is a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with four production plants in the north and west of Belgium. Maessen is a manufacturer of floor and wall elements in Belgium.

Betonelement is a Danish producer of precast concrete elements.

La Société Béton Moulé Industriel (“BMI”) is a large manufacturer of precast concrete products for the utility sector with a network of 18 plants throughout France. BMI manufactures poles for power transmission, drainage systems and precast concrete vaults.

Ergon is a precast concrete producer in Belgium, France and Poland.

In July 2005, the Concrete Products group acquired Marmorith, a manufacturer of prefabricated structural concrete elements (shuttering slabs, load-bearing walls) in Belgium serving the non-residential sector. With annual sales of €18 million, Marmorith operates from a single production plant in Houthalen in northern Belgium; 85% of its sales are generated in Belgium while exports to the Netherlands account for the remaining 15%.

Sand-Lime Brick

Calduran is a producer of calcium silicate (sand-lime) elements and bricks for the Dutch residential market.

The Concrete Product group’s principal raw materials include cement purchased in the Netherlands, Belgium and Germany, crushed stone sourced in Germany and sand and gravel extracted in the Netherlands. Raw materials are readily available.

Clay Products

The Europe Products & Distribution Division has clay product manufacturing activities in four countries, with the Ibstock operation in the U.K. being the largest business. Natural gas and liquid petroleum gas are the energy sources for the brick companies’ kilns. Clay supplies are readily available. Competition in clay products comes mainly from other locally-based manufacturers. Sales are made through builders merchants, specialist brick factors and architects.

Ibstock is one of the leading brick producers in the U.K., with a market share of approximately 30%. The company produces approximately 0.9 billion bricks annually at a network of 24 factories throughout the country. The primary market is new housing.

In March 2005, Ibstock acquired Manchester Brick & Precast, a manufacturer of brick-clad precast arches in Great Britain with annual sales of €2 million. This acquisition is a strategic fit with Ibstock’s Kevington subsidiary, a fabricator of brick specials and brick-clad components which was acquired in May 2001.

In the Netherlands, the CRH Kleiwaren group has six factories producing facing bricks and pavers, while Kooy Bilthoven is a specialist brick merchant. In Germany, AKA Ziegelwerke produces facing bricks, pavers and rooftiles at six factories. A further three factories in Poland also produce facing bricks.

In June 2005, the Clay Products group purchased Leebo, a designer, manufacturer and installer of façade and roofing systems in the Netherlands with annual sales of €10 million. The company provides façade and roofing solutions for new and existing commercial and industrial buildings and residential developments to a broad end-user base.

Building Products

Building Products comprises of four sub-groups: Insulation, Fencing & Security, Daylight & Ventilation and Construction Accessories.

The CRH Insulation group is a pan-European business manufacturing three of the four main materials used in insulation (the fourth being mineral fiber which is not manufactured by the group).

Expanded polystyrene (EPS) building insulation and packaging products are manufactured through Aerobord with four locations in Ireland; Springvale at three locations in the U.K.; Termo Organika at two locations in Poland; and at ThermiSol with eight locations in the Nordic countries of Denmark, Sweden, Finland and Estonia. ThermiSol is a leader in expanded polystyrene insulation in the above-mentioned Nordic countries. Unidek is a producer of EPS and roofing systems with factories in the Netherlands and Germany.

EcoTherm produces polyurethane (PUR) insulation at one factory in Holland and one in the U.K. Icopal produces polyurethane in the U.K.

Gefinex is a leading manufacturer of extruded polyethylene (XPE) insulation products in Germany and has a 49% stake in Gefinex Jackon, co-leader in the German extruded polystyrene (XPS) market.

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

Daylight and Ventilation This group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group comprises 18 manufacturing locations in Germany, the Netherlands and Belgium, the U.K. and Ireland. In February 2005 Laubeuf, with annual sales of €37 million, was purchased. Laubeuf is engaged in the engineering, manufacturing and installation of glass roofs in France and Belgium.

The Construction Accessories group was formed following the acquisition in April 2003 of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. Plakabeton has production plants in both Belgium and France, and a network of thirteen distribution centers in Belgium, France and Spain.

Mavotrans, one of the leading players in construction accessories in the Netherlands, was acquired in July 2004 extending CRH’s position in this product category.

In June 2005, the group’s Construction Accessories division acquired Aschwanden, a leading producer of metal-based construction accessories in Switzerland with annual sales of €11 million.

In May 2006, the Building Products group further added to its Construction Accessories division with the acquisition of the Halfen-Deha Group. Halfen is a leading European producer of metal construction accessories used in commercial, civil engineering and residential construction. It operates from a network of six modern production sites comprising two in Germany and one each in Poland, the Netherlands, Sweden and Malaysia.

Development strategy

Build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition; continuously improve our businesses with state-of-the-art IT, exchange of process and product know-how, and active best practice programs.

Concrete Products

•	Architectural: Consolidate and extract synergies from market-leading positions in Germany, France and Benelux; accelerate growth from our existing platforms in Central Europe and Nordics, and establish new foothold in the Mediterranean; intensify support from mature regions to developing regions by transferring technology, product assortment, logistics and marketing skills

•	Structural: Continue to optimize Benelux and Danish structural operations and develop complementary presence in adjacent regions; establish new development platforms in Central Europe and the Mediterranean; utilize engineering, project management and logistics skills to add more value to customers

•	Utility: Develop presence of utility products group (transport/water/energy networks) throughout Europe using presence and knowledge transfer from current businesses

•	Sand-lime brick: Build on capabilities of Dutch sand-lime operations and offer solutions using other structural concrete products; develop and support new platforms throughout Europe

Clay Products

•	Raise profitability through better capacity utilization, cost efficiencies and continuous improvement

•	Selective plant investment in the U.K. to improve energy efficiency and to enhance process and product flexibility

•	Maintain market leadership positions in the U.K., Netherlands and Germany

Building Products

•	Insulation: Continue profit recovery program. Develop improved insulation systems and actively exchange product and process know-how among our group companies

•	Fencing & Security: Grow security fencing and perimeter protection from current strong base in Germany, Netherlands and the U.K.; develop further in perimeter security and access control systems

•	Daylight & Ventilation: Continue to focus on organic profit improvement and develop further in new areas

•	Construction Accessories: Build further on our leading positions in Benelux, Germany, France, Spain and Switzerland and expand to other countries

•	New platform: Seek new platforms for growth in an attractive new building product segment

Europe Distribution

This segment has approximately 6,500 employees at 533 locations.

Products and services	Location	Number of locations
Builders merchants	Austria, France, Germany, Netherlands, Switzerland	333 branches
DIY stores	Benelux, Germany, Portugal	200 stores

Product end-use
Residential	71%
Non-residential	26%
Infrastructure	3%

Total	100%

Product end-use
New Construction	45%
Repair, Maintenance & Improvement (“RMI”)	55%

Total	100%

Builders merchants, Netherlands CRH operates 108 builders merchants locations in the Netherlands. 65 depots cater to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders under the trade names Ubbens, NVB Vermeulen, Stoel van Klaveren and Van Neerbos. A further eight depots trading under the name Syntec cater to the lightside sector selling a range of hardware, tools, ironmongery and installation fittings to the building trades. The 18-branch Roofing Materials division specializes in roofing and insulation materials in the builders merchanting sector in the Netherlands. Garfield Aluminium operates from three locations as a stockist and distributor of rolled and extruded aluminum products for building and other contractors. The Bouwmaat chain of “cash-and-carry” merchanting outlets sells a wide range of building materials to the smaller builder and jobber from 14 outlets. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants.

Builders merchants, France CRH operates 73 builders merchants locations in France. Matériaux Service is a 15-branch builders merchant located in the greater Paris region (Ile-de France). Raboni is an 11-branch builders merchant primarily located within central Paris. Raboni sells almost exclusively to professional customers with competition coming from other merchanting operations in the market area. Matériaux Service has a broader customer base compared with Raboni and faces similar competition. Buscaglia operates from four locations in the North East of Paris selling to the Ile-de-France infrastructure market.

G. Doras, is a 43-branch builders merchant operating in the Burgundy and Franche-Comté regions in which CRH has a 57.8% stake.

Builders merchants, Switzerland In the German-speaking region of Switzerland, CRH trades primarily under two brands: Baubedarf selling heavy building materials (mainly cement, concrete, bricks, insulation and roofing materials), and Richner selling ceramic tiles and sanitary ware. The total group comprises a network of 52 outlets in the German-speaking region of Switzerland. Customers are mostly small local contractors.

DIY stores, Benelux CRH operates 31 Karwei and 90 GAMMA DIY stores in the Netherlands and 18 GAMMA stores in Belgium. Three stores are held through 50/50 joint ventures, while all others are 100%-owned. The stores operate within the Intergamma franchise organization, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. The stores sell to DIY enthusiasts and home improvers. Customers generally collect goods although each store offers a delivery service for an additional charge. Competition comes primarily from other national DIY chains and from local DIY stores.

DIY stores, Portugal CRH’s 50% joint venture MaxMat is a cash-and-carry DIY chain in Portugal with 21 stores. This sector of the distribution industry has not been fully developed in the Iberian peninsula and the Distribution group expects to expand its position in the DIY and RMI market.

In October 2005, Europe Distribution acquired the leading Austrian builders merchant Quester. With annual sales of more than €250 million, Quester serves its retail and professional customers from 32 locations with a wide range of building material products. It is the only builders merchant in Austria with country-wide coverage.

In December 2005, Europe Distribution took a 47.8% stake in Bauking, a builders merchant and DIY operator in Germany. Bauking mainly operates in Lower Saxony, Saxony-Anhalt and North Rhine-Westphalia with 68 builders merchant outlets and 40 Hagebau DIY stores. It is the largest member of the Hagebau purchase co-operative in Germany.

Development strategy

•	To grow further the DIY retail chains in Benelux and Portugal

•	Expand merchanting businesses in Austria, France, Germany, the Netherlands, and Switzerland into neighboring countries

•	Realize full purchasing and IT synergies.

Seasonality

Activity in the construction industry is characterized by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather.

Organizational Structure

CRH is the holding company for an international group of companies. The principal subsidiary, joint venture and associated undertakings are listed in Exhibit 8.

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

Property, Plant and Equipment

At May 24, 2006, CRH and its joint ventures had a total of 2,017 building materials production locations, of which 1,059 were located in The Americas, 122 were located in Ireland and 836 in Mainland Europe. At the same date, CRH had a total of 684 Merchanting & DIY locations of which 151 were located in the United States and 533 in Mainland Europe. 350 locations in the United States, 8 in the Republic of Ireland, 48 in Britain and Northern Ireland, 484 in Mainland Europe and 9 in Canada are leased, with the remaining 1,802 locations held on a freehold basis.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. CRH has a continuing program of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. The Group’s principal properties by acreage at May 24, 2006 are listed below. All quarries are open pit.

Principal properties	Description	Title	Approximate area—acres	Business activity
Republic of Ireland

Platin, Co. Meath	Cement plant and related land, quarries and buildings	Freehold	1,450	Manufacture of cement and clinker

Limerick, Co. Limerick	Cement plant and related land, quarries and buildings	Freehold	2,250	Manufacture of cement and clinker

Poland

Ozarów	Cement plant and related land, quarries and buildings	Freehold	1,500	Manufacture of cement and clinker

Environmental Regulations

Policy

Our environmental policy, applied across all of the Group companies, is to:

•	comply, at a minimum, with all applicable environmental legislation and to continually improve our environmental stewardship towards industry best practice

•	ensure that our employees and contractors are aware of their environmental responsibilities

•	optimize our use of energy and resources through efficiency gains and recycling

•	proactively address the challenges of climate change

•	promote environmentally-driven product innovation and new business opportunities

•	be good neighbors in the communities in which we operate

Delivery

Achieving our environmental policy objectives at all our locations is a management imperative; this line responsibility continues right up to CRH Board level.

Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers. This is supported and monitored at operating company level by a network of Environmental Liaison Officers (ELOs). The ELOs are charged with ensuring that company environmental policies are properly adhered to, and that site managers are fully aware of their responsibilities in this regard. At each year-end, the ELOs assist the Group Technical Advisor in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

Environmental performance

The recent review confirmed the required high degree of compliance and good environmental stewardship across all Group companies. There was also solid evidence of continuous improvement in our environmental performance in line with evolving legislation and increasing stakeholder expectations. In 2005, we spent over €45 million on further significant environmental upgrades right across the Group.

Considerable progress was achieved in process and energy efficiency gains, through recycling and waste reduction across all of our businesses, with direct economic as well as environmental benefits. Environmental training and best practice programs continued to achieve further operational as well as environmental benefits.

Addressing climate change

CRH is now a core member of the Cement Sustainability Initiative (CSI), and is committed to detailed environmental reporting in accordance with the CSI Charter guidelines. The CSI is a voluntary initiative by 16 of the world’s major cement producers: it aims to promote greater sustainability in the cement industry in co-operation with the World Business Council for Sustainable Development (WBCSD) and independent stakeholders.

In Europe, our cement, lime, periclase and brick companies are committed to achieving Phase I of the National Allocation Plans prepared by the Member States under the Emissions Trading Directive. We are already in dialogue with Member States in relation to Phase II. We are actively taking steps in all our plants to achieve the associated CO2 reduction targets through investing in more efficient technology, and in steadily increasing the use of alternative fuels and materials.

Possible environmental liabilities

At May 24, 2006, there were no material pending legal proceedings relating to environmental regulations or to site remediations that are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of 2005 results

2005 operations

The Europe Materials, Americas Materials and Americas Products & Distribution Divisions all achieved significant income growth, while in Europe Products & Distribution, where contributions from acquisitions were offset by weakness in the core Dutch market and continued first-half raw material cost pressures in our Insulation business, the outcome was slightly lower than 2004.

With generally better economic activity in its major countries and continuing tight cost control in very competitive markets, Europe Materials achieved good advances in most of the territories in which it operates. In Finland and the Baltics, robust economic growth translated into better activity levels and increased income. Poland had a strong second-half recovery from a very slow weather-affected first half and finished the year with good momentum and with volumes and income ahead. Switzerland had a good year, with results broadly similar to 2004. In Spain, ongoing strength in housing and infrastructure led to further improvements in income, while our Portuguese joint venture Secil, despite a flattening domestic market, delivered a satisfactory first full-year contribution. Irish income advanced somewhat; a combination of increased public and commercial activity in Northern Ireland together with continued very strong housing and infrastructure markets in the Republic of Ireland, where commercial activity also continued to recover.

The most difficult markets faced by CRH in 2005 related to the Europe Products & Distribution Division. The Netherlands, which accounts for approximately half the sales of this Division, had very anaemic economic growth; the residential sector was the brightest spot, continuing to recover from recent lows, but consumer confidence was weak, adversely affecting DIY sales. The German economy was particularly weak, but surrounding countries did somewhat better, while in the U.K., brick demand was down. Ongoing cost initiatives were a factor across our businesses. Against this background, Concrete Products reported similar income, with acquisition contributions and gains in the structural division outweighing weakness in our architectural business. In Clay Products, lower U.K. volumes were offset by stronger Mainland Europe activity and gains in pricing and cost effectiveness. Our growing Building Products division performed well, but Insulation showed further significant declines, due to restructuring costs and continued first-half input cost volatility which eased somewhat in the second half. Despite the very difficult market backdrop, our extensive Distribution group achieved record results; improvements in Portugal, Switzerland and France together with strength in Dutch builders merchants and acquisition contributions more than offsetting the Benelux DIY weakness.

The Americas Materials Division is heavily weighted towards United States infrastructure activity, but residential and non-residential markets are also important, providing about one-third of end-use. Highway markets were broadly similar to 2004, and while the new Federal Highway Bill came into effect too late to make any 2005 impact, it should underpin future demand. Following shortfalls in recent years, the Division had significant success in recovering the additional energy cost increases it faced during the year; this will continue to be a prime focus. Sustained cost improvement programs also brought further gains. In varying markets, New England, New York/New Jersey and the Mid-West all improved their performances, while the West, in particular, capitalized on strong readymixed concrete demand driven largely by housing, to achieve record results. With a good performance from operations and the benefit of acquisition contributions, Americas Materials produced strongly increased overall income.

Continued strength in United States housing and recovery in non-residential activity provided a positive general economic backdrop for our Americas Products & Distribution Division. Sales and income reached new record levels. Recent acquisitions performed satisfactorily and all four sub-product groups had excellent operational performances. Precast continued its strong recovery of recent years, capitalizing on the continuing advance in non-residential markets, while Glass delivered another improved year. Architectural Products, the largest of these groups, made further advances despite slight signs of softening in its repair, maintenance and improvement markets. Distribution had another outstanding year, benefiting from post-hurricane reconstruction in Florida, and further delivery on its strategy of sales and margin development across the network. Our South American businesses, clay products in Argentina, glass in Argentina and Chile, performed well in an environment which continues to be challenging.

MANAGEMENT’S FINANCIAL REVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F. These financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. A discussion of the significant differences between IFRS and U.S. GAAP, which affect the Consolidated Financial Statements of CRH, is set forth in Note 36 of the Notes to Consolidated Financial Statements. In addition, a discussion of the specified exceptions pursuant to IFRS 1 First-time Adoption of International Financial Reporting Standards of which the Group elected to avail is set forth in Note 34 of the Notes to Consolidated Financial Statements.

For the years 2005 and 2004 net income per Ordinary Share was lower under U.S. GAAP than basic earnings per Ordinary share under IFRS (see “Item 3—Key Information”).

In the discussion of the results of business operations by geographical area below, all references to revenue and operating income are on the basis of the seven reportable segments for U.S. GAAP purposes (see page 11 and Note 36 Segmental Analysis—Information required by SFAS 131 on pages F-104 to F-107). Operating income is stated before gain on sale of assets.

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

During the last two years, through acquisitions and internal growth, the Group has continued to expand its businesses of producing and selling a wide range of building materials and of operating builders merchanting and DIY stores. Growth in revenue, which has increased by 13.3% in euro terms since 2004, was attributable to acquisitions and increases in ongoing operations and a minor positive translation effect. Operating income remained constant as a percentage of revenue at 9.6% in 2004 and 2005.

In 2005, the incremental costs of financing 2004 and 2005 acquisition activity were partly offset by the finance revenue generated on our strong free cash flow with an increase in net finance costs (see below – net finance costs comprises finance revenue, finance cost and the proportionate share of joint ventures’ finance costs) of €12.7 million.

The Group’s low effective tax rate (income tax expense as a percentage of income before taxes and excluding income from associates) principally reflects the fact that our manufacturing income in Ireland is subject to a 10% Corporation Tax rate, which is guaranteed to the year 2010. The effective tax rate excluding associates increased to 21.8% in 2005 from 21.4% in 2004 due to increased taxable income in higher tax rate countries.

CRH’s ordinary shareholders’ equity increased by €1,774.6 million to €6,194.2 million during the two years to December 31, 2005. This increase reflects net proceeds of €133.0 million from equity issues and €1,558.7 million (after dividends paid of €341.2 million and the add-back of €35.9 million reflecting the expensing of employee share options and related deferred tax) of net income retained, a gain in currency translation effects on the Group’s net investment in different currencies, primarily the U.S. dollar, of €233.5 million, net gains on cash flow hedges less deferred tax of €1.7 million, less actuarial losses on defined benefit pension schemes net of deferred tax amounting to €152.3 million.

During the same two-year period, the Group’s net debt (calculated as the sum of long-term debt, bank loans and overdrafts, derivative financial instruments (net), less cash and cash equivalents and liquid investments) increased by €893.6 million to €3,448.3 million. Total expenditure of €3,520.0 million during the two-year period on acquisitions, investments and capital expenditure, together with dividend payments of €341.2 million, tax payments of €464.7 million and other net cash outflows of €387.0 million, were largely offset by cash generated from operations of €3,481.2 million, together with net proceeds of €133.0 million from equity issues and €205.1 million from proceeds from sale of investments and property, plant and equipment.

These factors have resulted in net debt as a percentage of ordinary shareholders’ equity being 2.1 percentage points lower at December 31, 2005 (55.7%) than at January 1, 2004 (57.8%).

The Group uses a number of non GAAP measures in the following operating and financial review, which are described and reconciled below.

Interest cover ratio:    management believes that the EBITDA interest cover based ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. Recent major non-public financings by the Group and the Group’s major bank facilities incorporate covenants based on EBITDA to net finance costs cover rather than debt to shareholders’ funds. The amount outstanding at December 31, 2005 under these loans is €2,217.3 million.

The calculation of net finance costs in the following table presents the various interest-related items of the Group’s Consolidated Statements of Income, added together to show net finance costs for each year. For the purposes of the covenants incorporated in recent financings by the Group, net finance costs excluding joint ventures and associates is calculated as shown in this table.

Interest cover	2005	2004
	€ m	€ m
Net finance cost
Finance revenue (b)	(138.3)	(117.9)
Finance costs (b)	297.4	264.3

Net interest expense including joint ventures	159.1	146.4

Share of joint ventures’ net finance costs (a)	(13.6)	(11.7)

Net interest expense excluding joint ventures	145.5	134.7

Calculation of EBITDA
Income before finance costs (b)	1,412.1	1,231.0
Intangible asset amortization (c)	9.1	4.1
Gain on sale of investments and property, plant and equipment (b)	(19.8)	(10.8)
Depreciation (c)	555.8	515.9
Share of joint ventures’ operating income (a)	(81.4)	(62.4)
Share of joint ventures’ depreciation	(30.6)	(21.5)

EBITDA	1,845.2	1,656.3

Interest cover
	(times)	(times)
EBITDA interest cover (EBITDA divided by net interest expense excluding joint ventures)	12.7	12.3

(a)	The share of joint ventures’ operating income and net finance costs are separately disclosed in Note 2 of Notes to Consolidated Statements of Income on page F-26.
(b)	These items appear on the Consolidated Statements of Income on page F-2.
(c)	Amortization of intangible assets and depreciation expense, which are reported in Notes 3 and 4 respectively (page F-27 and F-28) and Note 14 (page F-42) and Note 13 (page F-40) respectively of the Notes to Consolidated Financial Statements, are not shown as separate line items in the Consolidated Statements of Income on page F-2.

2005 compar ed with 2004

International Financial Reporting Standards

The Group’s 2005 financial statements are the first to be prepared in accordance with International Financial Reporting Standards (IFRS). In previous years, CRH’s financial statements were prepared in accordance with

Generally Accepted Accounting Practice in the Republic of Ireland (Irish GAAP). All 2004 figures presented for comparative purposes in the financial statements have been restated in accordance with IFRS and, in order to identify the impact of the transition to IFRS on CRH’s previously reported financial performance and position, reconciliations of selected 2004 financial information previously reported under Irish GAAP to the restated information under IFRS are given in Note 34 of Notes to Consolidated Financial Statements.

In accordance with IFRS, the Group Consolidated Financial Statements reflect the proportionate consolidation of joint ventures in the Consolidated Statements of Income, Consolidated Statements of Cash Flows and Consolidated Balance Sheets while the Group’s share of income after tax of associates is included as a single line item in arriving at Group income before tax.

Results

CRH performed strongly in 2005, delivering growth in reported sales of 13.3%, in operating income of 14.1% and in income before tax of 15.8%. The key components of 2005 performance are analyzed in the table on the next page.

Exchange translation effects

After three years of decline in the average U.S. Dollar exchange rate versus the euro, the average US$/euro rate of 1.2438 for 2005 was little changed from 2004 (1.2439). Average exchange rates for the Group’s other major operating currencies also showed little change with the exception of the Polish Zloty and the Canadian Dollar, which were respectively 12% and 7% stronger versus the euro compared with 2004. As a result, after three consecutive years of significant adverse translation effects, averaging 6% annually, on reported income before tax, the Group benefited in 2005 from a modest positive translation impact of €4 million. The average and year-end exchange rates used in the preparation of our financial statements are included under Accounting Policies on page F-11 of this Report.

Incremental impact of acquisitions

The incremental 2005 impact of acquisitions completed during 2004 amounted to €536 million of sales and €42 million of operating income. Approximately 80% of these amounts was generated in Europe, reflecting the fact that 2004 acquisition spend predominantly occurred in our European operations. Secil, the Portuguese cement, concrete products and aggregates producer, in which the Europe Materials Division acquired a 49% stake early in June 2004, delivered a satisfactory incremental five-month contribution in 2005. The Europe Products & Distribution Division benefited from good incremental contributions from 2004 acquisitions in its Concrete Products operations. Although its Distribution activities also enjoyed a strong sales boost due to the purchase of NCD Builders Merchants in December 2004, the incremental operating income was impacted somewhat by post-acquisition integration costs related to this transaction. 2004 acquisitions in the Americas contributed an incremental €119 million in revenue and €9 million in operating income.

With approximately €1.2 billion of 2005’s €1.45 billion development activity occurring in the second half of the year, the incremental impact in 2005 from this acquisition activity was a relatively modest €448 million in revenue and €18 million in operating income, split approximately equally between our businesses in Europe and the Americas. The major Mountain Companies and Bizzack acquisitions by our Americas Materials Division, which were completed at end-October, came late in the season and had only modest impact on the 2005 results. The Europe Materials Division’s 26.3% equity stake in Spanish cement producer Corporación Uniland was completed just prior to year-end and, as a result, Uniland did not contribute to the Group’s share of associates’ income in 2005.

With annualized revenue of some €1.5 billion from 2005 acquisitions plus a share of after tax income from the equity stake in Uniland, CRH’s 2006 results are expected to reflect a significant incremental impact from 2005 development activity.

Ongoing operations

2005 saw a continuation of the strong overall organic growth evident in the Group’s 2004 performance with a €106 million improvement in ongoing operating income as shown in the table below.

The Europe Materials Division benefited from improved market conditions in all major regions and delivered a €33 million improvement in underlying operating income for the year as a whole. Our European Products activities faced tough conditions throughout 2005 with a combination of higher input costs, subdued markets and a €7 million increase in re-organization costs resulting in a €30 million decline in underlying operating income. Against a backdrop of weak consumer spending patterns in Benelux DIY markets, our European Distribution business did well in limiting the decline in underlying operating income to just €3 million. In Europe overall, operating income from ongoing operations was the same as in 2004.

The Americas Materials Division delivered a robust €40 million increase in full-year underlying operating income, although, as expected, the sharp rise in energy costs in the third quarter absorbed a greater proportion of the benefits of strong price increases than in the first half of the year. Our Americas Products businesses also faced somewhat slower underlying income growth in the second half as RMI demand moderated but nevertheless delivered a €53 million underlying operating income increase for 2005 as a whole. Distribution activities in the Americas performed strongly throughout the year generating a €13 million advance in underlying operating income. Combined, our operations in the Americas achieved a substantial €106 million, or 18%, increase in underlying operating income in 2005.

	Key Components of 2005 Performance
€ million	Revenue	Operating income	Gain on sale	Trading income	Finance costs (net)	Associates’ PAT	Pre-tax income
2004 as reported	12,755	1,220	11	1,231	(146)	19	1,104
Exchange effects	50	6	—	6	(2)	—	4

2004 at 2005 exchange rates	12,805	1,226	11	1,237	(148)	19	1,108

Incremental impact in 2005 of:
- 2004 acquisitions	536	42	—	42	(12)	—	30
- 2005 acquisitions	448	18	—	18	(14)	—	4
Ongoing operations *	660	106	9	115	15	7	137

2005 as reported	14,449	1,392	20	1,412	(159)	26	1,279

% change as reported	+13.3%	+14.1%		+14.7%			+15.8%
% change at constant 2005 rates	+12.8%	+13.5%		+14.1%			+15.4%

*	The terms “ongoing” ,”organic” and “underlying” have the same meaning in the discussion that follows.

The tax charge of €273 million in respect of subsidiaries and joint ventures gives an effective tax rate (excluding associates) of 21.8% compared with 21.4% in 2004.

Net income for 2005 amounted to €1,006.3 million, an increase of 15.4% over 2004 net income of €871.8 million.

Americas Products & Distribution Division

In 2005, of the four operating Divisions, the Americas Products & Distribution Division was the second largest contributor to Group revenue and the largest contributor to Group operating income.

The Division is comprised of two reportable segments, Products and Distribution. Discussions of each of the reportable segments follow with the key achievements and challenges during the year.

Despite the challenge of rising input costs, particularly cement, energy and petroleum-based materials, all of the product groups in the Division reported healthy increases in sales and operating income. Internal initiatives to manage costs and prices, combined with strong residential activity and a continuing recovery in the non-residential building sector, contributed to growth and improved performance. Overall, the Division experienced a 13% increase in sales and a 24% improvement in operating income.

2005 overview

Americas Products (comprising four groups—Architectural Products, Precast, Glass and South America)

	% of Group	2005	2004	Change	Analysis of change
€ million					Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic*
Revenue	19	2,756	2,462	+294	+11	+58	+58	+167
Operating Income	22	308	251	+57	+2	+2	—	+53
Operating Income Margin		11.2%	10.2%

1.	The U.S. dollar was little changed against the euro in 2005 ($1.2438) when compared to 2004 ($1.2439).
*	The terms “organic” and “underlying” have the same meaning in the discussion that follows.

Architectural Products

Despite higher energy, transport and raw material prices, and some regional softness in RMI sector demand, APG achieved good operational improvements along with targeted price increases which, with the benefit of acquisition contributions, delivered double-digit percentage growth in revenue and income for the year. The West and South regions performed particularly well and clay brick producer Glen-Gery also advanced, although the impact of higher second-half natural gas costs somewhat eroded its strong first-half gains.

APG added substantial new plant capacity in 2005 to support geographic expansion of its retail customer base and its Belgard® professional hardscapes business. Five new paver plants, one block and grinding facility, two stone bagging operations and a concrete-mix plant were completed in 2005, representing an investment of over €68 million. Similar capital developments will continue in 2006 to sustain internal growth.

APG completed six acquisitions increasing its presence in all three core markets. The acquisition of P&L Bark in January, Earth Pak in September and Jolly Gardener in October added €125 million in revenue and 13 facilities in eight East Coast states, to expand APG’s position with major homecenter chains and independent retailers in bagged soil and mulch. In February, APG acquired the paver operations of Central Precast in Ottawa, Canada, adding much needed capacity to Montreal-based Permacon and reinforcing its position in the Ontario and Québec professional hardscapes markets. Masonry producer S.T. Wooten of North Carolina was acquired as a bolt-on in September while lightweight aggregate manufacturer Arkalite, with a single plant in Arkansas, was added to APG’s Big River Industries in November.

Precast

Continued strength of the residential construction sector, together with recovery in non-residential and modest improvement in telecommunications construction, resulted in record volumes from the Precast group’s legacy operations. The combination of cost control, product mix and a disciplined pricing policy resulted in good margin improvement and record income for the group. Backlog has increased both in volume and margin compared with the same time last year, setting the foundation for continued progress in 2006.

Development picked up in 2005 with the addition of the three new bolt-on acquisitions mentioned above. All have exceeded our expectations in 2005 and we are pleased with the management teams and the excellent integration that has been achieved in the short time that they have been with our group. In addition, we pushed forward our internal development program with our acquisition of a new site in Madera, California on which we will consolidate a number of regional operations, to service the fast-growing California Central Valley. We have completed the closure of our parking garage plant in Hatfield, Pennsylvania, which will reduce costs and add focus to our reorganized Building Systems group in the Northeast.

Glass

The Glass group achieved a year of strong organic revenue and income growth. Robust demand for high-performance, solar-control insulating glass products provided the group with further gains in market share in this higher-margin segment. Our hurricane-resistant product, StormGlass®, also achieved record revenue following the adoption of more demanding building codes along the Atlantic and Gulf coasts.

In June, the group extended its position in engineered aluminum fenestration products with the acquisition of Fulton Windows; a leading manufacturer of architectural-rated, operable windows and engineered curtain walls located in Toronto, Ontario. Fulton’s broad product portfolio affords the group critical mass in several key, value-added categories and provides a solid foundation for future bolt-on acquisitions. A new division, Engineered Products, was created to benefit from operating scale. The new division consolidates Glass group businesses in architectural-rated operable windows, engineered curtain walls, commercial and retail storefronts and doors, and all-glass door hardware.

In September, the group completed construction of a greenfield plant in Missouri to provide dedicated capacity for larger, complex architectural curtain-wall projects that incorporate high-performance solar-control glass. This specialist plant has achieved early success and has a rapidly growing commercial order book.

South America

With increased production capacity and good construction activity, our Argentine clay products business had a strong performance in its local market which was complemented by export sales. The Argentine glass business performed ahead of expectations benefiting from the recovery of commercial building and a growing contribution from exports. The Chilean glass operation continued to refocus its business towards architectural value-added products, and achieved another improved performance in competitive markets.

All the operations in the region have benefited from a continuing emphasis on strict cost control and customer-focused product/service initiatives.

Americas Distribution

2005 overview

	% of Group	2005	2004	Change	Analysis of change
€ million					Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic
Revenue	8	1,156	1,014	+142	—	+7	+50	+85
Operating Income	6	80	63	+17	—	+1	+3	+13
Operating Income Margin		7.0%	6.2%

1.	The U.S. dollar was little changed against the euro in 2005 ($1.2438) when compared to 2004 ($1.2439).

Demand in this business is largely influenced by replacement with many roofing/siding products having an average life span of roughly 20 years. Similarly, replacement/refurbishment is also the main end-market for interior products in commercial construction while new residential construction is a major market for gypsum wallboard.

As in the latter months of 2004, our Distribution operations benefited substantially in the first half of 2005 from significant repair work in Florida in the aftermath of the devastating 2004 hurricanes. This additional Florida demand moderated through the second half of 2005 and the late-2004 gains arising from steep price increases for many of the products handled by these businesses were not repeated. Despite the tougher second-half comparatives, our Distribution operations delivered further organic growth helped by robust markets in Southern California and Hawaii and benefited from good acquisition contributions.

The group invested a total of €73 million on the completion of eight acquisitions during the year. Five of these were in the fast-growing interior products segment with the remaining three in the roofing and siding segment.

Full-year operating income advanced strongly with a further healthy improvement in overall operating margin.

Outlook 2006—Americas Products & Distribution Division

While global energy prices remain a concern, the United States economy continues to expand. Although economic strength is broad-based, there are as always regional variations with the Mid-West weakest overall, while some modest benefits may be forthcoming in 2006 from Gulf Coast reconstruction.

Although some softening in the current strong level of United States housing construction is generally forecast for 2006, good employment levels, strong demographics and moderate interest rates continue to support underlying demand in this sector. Non-residential construction, which in real terms is still well below its peak of the early 2000’s, is expected to continue its recovery in 2006.

We also expect our Canadian and South American operations to see further progress in 2006.

We look to a further operating income advance for our Products operations and, although its margins may ease from current high levels, our Distribution business should also deliver improved income in 2006.

Europe Materials Division

In 2005, the Europe Materials Division was the fourth and smallest contributor to Group revenue and the second largest to Group operating income. This Division is comprised of two segments based on a geographical split, Ireland and the Rest of Europe.

Europe Materials—Ireland

2005 overview

	% of Group	2005	2004	Change	Analysis of change
€ million					Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic
Revenue	8	1,112	1,008	+104	-2	—	—	+106
Operating Income	10	145	139	+6	—	—	—	+6
Operating Income Margin		13.0%	13.8%

1.	Increase of €106 million in underlying net sales was not reflected in operating income due to a decline in operating margins as price increases for aggregates and concrete products failed to match inflation.

We had another good year in Ireland in 2005 with an increase of approximately 5% in our total cement volumes. In the Republic of Ireland, the housing sector remained the main driver with house completions increased over 2004 at approximately 81,000 units. The National Development Plan continued to deliver strong road construction activity and the commercial and industrial sectors improved with the sustained growth in the economy.

With the concrete products market performing well, our cement plants in both Limerick and Platin once again produced at maximum output. We continue to pursue an active capital expenditure program in both plants to optimize capacity and improve efficiencies. In Northern Ireland, the commercial sector and public sectors were very strong although this was partly offset by a decline in housing activity due to delays in the planning process, rather than any underlying lacks of demand.

Despite very competitive markets, our aggregate and concrete products companies performed strongly and made good progress in recovering cost inflation. Our on-going program of investment in raw material reserves and new efficient plant and machinery continued during 2005.

Europe Materials—Rest of Europe

CRH’s other European Materials operations are based primarily in Finland and the Baltics, Poland, Ukraine, Switzerland, Spain, Portugal, Tunisia and Israel.

2005 overview

	% of Group	2005	2004	Change	Analysis of change
€ million					Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic
Revenue	10	1,534	1,299	+235	+30	+107	+24	+74
Operating Income	17	232	181	+51	+4	+17	+3	+27
Operating Income Margin		15.1%	13.9%

1.	Operating income margins in organic operations increased in 2005 due to better margins and tight cost control.

Finland/Baltics

The Finnish economy grew by approximately 2.5% in 2005 helped by buoyant exports particularly to Russia. After a flat start to the year, construction activity recovered in the second half giving overall growth of approximately 3%. This was evident across all sectors of the market with our cement volumes also exceeding 2004 levels by approximately 3%.

The project to replace and upgrade the clinker production facility at Lappeenranta in southeastern Finland is well under way and the modern efficient kiln is scheduled to be on-line in 2007. The Baltic region, including St. Petersburg, enjoyed strong growth and volumes exceeded 2004 levels in all products.

Income grew for the year due to increased second-half demand, better margins and tight cost control in all areas.

Poland/Ukraine

The Polish economy grew at a lower rate than 2004 with GDP up 3.7%. Despite this, building materials sales benefited from the support of European Union investment, particularly in road construction.

The extended winter reduced sales of all products at the start of the year. However, cement demand in the second half proved exceptionally strong, leaving volumes just ahead of 2004 by year-end. The aggregates and blacktop businesses benefited most from increased road building activity, and volumes were better. As expected, lime sales were down on 2004; however, ongoing rationalization resulted in an improved performance. The concrete products businesses had varying fortunes with both readymixed concrete and pavers experiencing higher demand, whilst aerated concrete volumes were down. Overall, income in Poland improved on 2004 levels.

Although GDP growth in Ukraine slowed somewhat, cement sales grew significantly resulting in a substantial income increase.

Switzerland

The Swiss economy grew by 1.7% in 2005 helped by growth in exports of 5.5%. Inflation remained low at 1.2% and unemployment declined slightly. Construction activity increased by about 2.5% with growth in housing and continuing good infrastructure spend more than compensating for modest declines in other sectors. Our aggregates operations performed well, while our cement volumes increased by approximately 6%, driven by infrastructure projects.

Despite strong competition, overall income performance was in line with the high level achieved in 2004 as a result of efficiency improvements and greater use of alternative fuels in the Wildegg cement plant.

Spain

In Spain, construction markets were active with output up about 4%. The residential market was the main driver, together with strong infrastructural investment in the Madrid and Catalonia markets. Overall sales and income were ahead of 2004.

Portugal

Economic activity levelled off in Portugal in 2005, with construction output moderating in the second half of the year due to reduced housing activity and constraints on public expenditure. Higher input costs at our joint venture Secil were offset by good cost control and pricing discipline in our main regional markets. Cement sales by Secil in Tunisia were in line with prior years and operational performance at the facility in Gabes improved. Overall, while cement volumes showed a slight reduction on full-year 2004 levels, the Secil group performed satisfactorily with sales and income in line with expectations.

Israel

Mashav, in which CRH has a 25% stake, delivered an improved operating result. Despite continuing political difficulties, a better economy led to higher Israeli cement demand, while stronger activity in the West Bank and Gaza favorably influenced sales.

Outlook 2006—Europe Materials Division

Ireland

In Ireland, housing output is expected to ease in the second half of 2006 from the current very high levels. However, this is likely to be offset by increased activity in the commercial and industrial sectors. The new Government National Development Plan announced in the Republic of Ireland during 2005 is expected to continue to underpin a high level of expenditure on infrastructure and public projects in 2006 and beyond.

Rest of Europe

In Finland, GDP growth of over 3% is expected in 2006 helped by continuing growth in exports. Construction volumes are expected to develop in line with GDP, especially in the commercial and industrial sectors, while housing and infrastructure should remain strong. Construction activity in the Baltic States will benefit from European Union funds and demand in St. Petersburg remains brisk.

Polish GDP is predicted to increase by 4% in 2006 with higher growth forecast for the construction sector. With full membership of the European Union, funds are now available for infrastructure projects; roads and environmental projects are the major beneficiaries. The housing market is expected to improve significantly, especially in the major cities, while strong advances are also expected in the non-residential sector.

The Swiss construction outlook for 2006 is stable with a small decline in housing expected to be offset by a pick-up in industrial activity. While some infrastructure projects in our markets are now complete, overall activity levels are expected to remain stable for 2006.

Spanish construction is forecast to remain at current levels due to the ongoing strength of housing and infrastructure markets. In Portugal, some small decline in the construction market is likely due to continued residential weakness and tightening government expenditure.

Current forecasts show Israel benefiting from a slight improvement in the underlying economy and ongoing activity in the West Bank and Gaza.

With a broadly positive market outlook and capital expenditure programs focused on cost reduction and productivity improvement beginning to feed through to the bottom line, 2006 should see further organic growth. This, combined with the benefit of 2005 development initiatives, should deliver another year of progress for the Division.

Americas Materials Division

In 2005, the Americas Materials Division was the third largest contributor to Group revenue and Group operating income.

2005 overview

	% of Group	2005	2004	Change	Analysis of change
€ million					Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic
Revenue	22	3,165	2,823	+342	—	+54	+109	+179
Operating Income	23	328	274	+54	—	+6	+8	+40
Operating Income Margin		10.4%	9.7%

1.	The U.S. dollar was little changed against the euro in 2005 ($1.2438) when compared to 2004 ($1.2439).

Another year of rapidly escalating energy costs created a challenging environment for Americas Materials. Bitumen costs increased for the fourth consecutive year, rising 13% despite a very successful winter-fill program, which covered 33% of our total bitumen requirements. Energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, had a composite cost increase of 25%. Diesel fuel and gasoline used to power our mobile fleet increased by 37%. Against this difficult backdrop, the Division had significant success in recovering these higher costs with strong price improvements across its operations. As expected, the sharp rise in energy costs in the third quarter absorbed a greater proportion of the pricing benefits than in the first half; nevertheless, the Division delivered good organic growth for the year and a welcome improvement in both operating income and margin.

Highway markets were generally favorable with increases in Federal and State spending. However, the strong product price increases somewhat constrained the volume of asphalt paving work available in the final quarter, as most roadwork is tied to relatively fixed budgets at State, municipal and local level. The Federal Highway Bill, SAFETEA-LU, was signed by President Bush in August but came too late to impact 2005 activity levels. Residential markets remained strong, buoyed by low interest rates, while non-residential construction continued to improve.

Total volumes, including acquisition effects, increased 3% in aggregates, 6% in readymixed concrete and 1% in asphalt. Overall prices increased 7% in aggregates, 9% in readymixed concrete and 11% in asphalt, reflecting the successful effort to recover higher energy costs. However, the higher prices, combined with cement shortages in some western markets late in the year, hampered heritage demand, with flat volumes in aggregates and readymixed concrete and a 3% decline in asphalt.

Development activity was brisk with 20 transactions closed and combined investment of €416 million, a welcome pick-up from the relatively subdued 2004 level of €160 million. We entered new markets in Minnesota with the acquisition of Southern Minnesota Construction, and in Kentucky and Virginia with the acquisition of Mountain Companies and 50% of Mountain’s heavy construction affiliate, Bizzack. These deals cost a combined €344 million. We also completed 17 other bolt-on transactions across our operations.

New England

New Hampshire and Vermont enjoyed better trading in 2005 in improving markets. These gains were partially offset by declines in Maine and Connecticut where volumes were stable, but price increases did not fully recover sharply higher input costs. Massachusetts performed well with a solid highway program partially offset by higher energy costs. In mid-December, we acquired Blue Rock Industries, an integrated aggregates, asphalt and construction business, with valuable reserves near Portland, Maine. This transaction improves the vertical integration of our existing operations and provides greater exposure to the private and commercial sectors in the Portland area.

New York/New Jersey

Our New York/New Jersey businesses saw improved results compared with 2004 as the Gallo acquisition was integrated with heritage operations in the New York metro area. Significant price increases for all products, however, did not fully offset the higher energy costs. We are addressing capacity constraints at a number of our quarries in the area with several large capital projects scheduled for completion over the next few years. In Upstate New York, our Albany operations increased income in good markets, while Rochester results declined once again as the market continued to contract with many large local employers continuing to scale back their activities. In July, we added to our concrete operations with the purchase of bolt-on readymixed concrete assets in the greater Albany area.

Central

Overall, operating income increased in all states in this region. West Virginia had a strong year benefiting from good highway markets and success in recovering higher input costs. Michigan saw some improvement from low levels, but our primary highway market remains depressed with both state and private markets continuing to deteriorate. Ohio benefited from steadier markets and the integration of recent acquisitions while Pennsylvania and Delaware improved due to management action in generating cost efficiencies. Our investment in bitumen storage paid off, as significant cost increases during the paving season were mitigated by our winter-fill program.

It was an active year on the development front. While the most significant transactions were the purchase of Mountain Companies in Kentucky and West Virginia and the acquisition of a 50% stake in Bizzack, Mountain’s heavy construction affiliate, we completed five bolt-on acquisitions in Ohio, expanding our readymixed concrete, aggregates and asphalt operations in what is the Division’s largest individual state ranked by revenue.

West

Our operations in the West had an outstanding year. Strong local economies and exposure to the housing market, particularly through readymixed concrete, combined to deliver improved results. Cement shortages hampered our readymixed concrete operations in some western markets, especially in the second half; however, the income impact was limited. Once again, Utah and Idaho saw significant income gains as our operations benefited from buoyant markets for all products. In Washington, results improved despite increasing competition. Solid progress was made in Wyoming, Montana, South Dakota and Colorado, and our small New Mexico operations continued to improve. A total of five bolt-on acquisitions during the year strengthened our existing activities in Utah, Idaho, Oregon, Wyoming and New Mexico.

The acquisition during the year of Southern Minnesota Construction, the leading aggregates and asphalt supplier with extensive reserves in the south-central region of the state, represented a superb geographic fit with our existing Iowa business and a significant expansion into a new state. Our heritage Iowa operations had another good year with income increasing in generally buoyant markets. Five smaller transactions, serving markets in northwest Iowa and southern Minnesota were also completed during 2005.

Outlook 2006—Americas Materials

The re-authorization of the Federal Highway funding program, SAFETEA-LU, and improving State finances should lead to strengthening highway markets in 2006. The housing market, which has performed strongly in recent years, is forecast to soften slightly in 2006, but this should be more than offset by a continued recovery in non-residential building markets, and together these factors should lead to moderate volume growth. Our pricing strategy will continue to focus on the recovery of higher input costs. Combined with management’s sustained focus on operating efficiency, and with benefits from 2005 development activity, we look forward to another year of progress in 2006.

Europe Products & Distribution Division

In 2005, the Europe Products & Distribution Division was the largest contributor to Group revenue and the smallest contributor to Group operating income. The Division is comprised of two segments, Products and Distribution.

2005 saw generally subdued trading conditions, with significant differences in economic activity between our major markets. The Netherlands, U.K. and Germany were weak while France, Belgium, Switzerland and the Nordic countries were somewhat stronger. The Division achieved sales growth of 14%, mainly due to 2004 and 2005 acquisitions. With flat markets and significant increases in input costs, operating income fell, largely due to a sharp decline in results from our Insulation activities.

Europe Products

2005 overview

					Analysis of change
€ million	% of Group	2005	2004	Change	Exchange Translation	2004 Acquisitions	2005 Acquisitions	Re-org. Costs	Organic
Revenue	18	2,533	2,245	+288	+9	+124	+137	—	+18
Operating Income	13	176	191	-15	—	+11	+4	-7	-23
Operating Income Margin		6.9%	8.5%

The Products segment is organized into three product groups: Concrete Products, Clay Products and Building Products.

Concrete Products

This group manufactures concrete products for two principal end-uses: pavers and tiles/blocks for architectural use, and floor/wall elements, beams, vaults, and drainage for structural use. In addition, it manufactures sand-lime brick for the residential market, and through its 45% Cementbouw joint venture, is involved in materials trading and readymixed concrete. The group reported similar income in 2005 with contributions from acquisitions offsetting heritage declines in challenging markets.

In August 2005, the Concrete group acquired Stradal, the leading landscaping and infrastructural products business in France. This acquisition provides opportunities for savings and synergies with our existing businesses in France, Belgium and Germany. Stradal performed in line with expectations during the period since acquisition. Further acquisitions included Marmorith, an important bolt-on operation for our structural business in Belgium, and the acquisition of the Danish paving producer RBR, thereby establishing the group’s first presence in the Nordic paving market. Finally, a natural stone trading operation was acquired in Belgium, which enlarges our product offering to the public market in the Benelux.

Architectural

Similar to last year, our Dutch and Belgian concrete businesses faced tough competition due to market over-capacity and downward price pressure. In Germany, lower volumes and higher raw material costs led to a decline in profitability. In Slovakia, our business performed ahead of expectations and income advanced. The softening U.K. housing market impacted on our business and our results in the U.K. were lower than in 2004.

Structural

The Belgian structural companies delivered an excellent performance with synergies being realized from recent acquisitions. Our businesses in France and Poland performed strongly on the back of robust markets and benefits from recent cost-cutting actions. The Dutch companies performed in line with 2004 with the commercial market still weak. Our Danish businesses, which provide a complete design, production and installation service, grew strongly and income was well up on 2004.

Sand-lime brick

Our sand-lime brick business was successfully rebranded under the name of Calduran and introduced several new innovative products to the market. We continue to focus on devising new methods of improving efficiencies and flexibility in the application of its products. Supported by an upturn in the housing market, Calduran sales and income advanced in 2005.

Cementbouw joint venture

Trading conditions remained tough for this joint venture in materials trading and readymixed concrete in the Netherlands, and income declined.

Clay Products

In the U.K., brick industry volumes continued to decline, due to falls in both the new residential and RMI sectors. Energy prices increased significantly, particularly towards the end of the year. Nevertheless, Ibstock’s income remained at similar levels to last year, supported by strong pricing, improved factory and energy efficiencies and good cost control. In March, Ibstock acquired Manchester Brick & Precast, a specialist manufacturer of brick-clad precast components, to add to its Kevington division.

In Mainland Europe, overall profitability remained stable for our activities in the Netherlands, Belgium, Germany and Poland, despite strong increases in energy costs. The group continued to expand through the acquisition of a strong regional construction block business in Poland and a façade system specialist in the Netherlands.

Building Products

The Building Products group comprises four product segments: Insulation, Fencing & Security, Daylight & Ventilation and Construction Accessories. Market conditions for these businesses in Germany and the Netherlands remained difficult and pressure on income was only partly offset by strong cost control and acquisition benefits. Sales in our other markets showed good progress. Four bolt-on acquisitions during the year strengthened market positions in France, Belgium, Switzerland and Germany.

Insulation

The business has strong market positions in the U.K., Ireland, Benelux, Germany, Poland and the Nordic area. Overall sales were unchanged, with the incremental contribution of acquisitions offset by the impact of challenging markets in the Netherlands, Germany and Poland. Our operations suffered from severe volatility in energy-related input costs in the first half of the year and, despite making good progress with restructuring initiatives and delivering a more stable second-half performance, income declined sharply.

Fencing & Security

Fencing & Security had another year of progress despite income pressure in Germany arising from fierce competition. Our fencing operations in the Netherlands once again delivered a strong performance despite dull markets. In the U.K., good results were achieved for the second year in succession due to strong government spending and good organizational performance. Arfman, a specialist Dutch supplier and installer of railway and fauna fencing solutions, was acquired in May.

Daylight & Ventilation

Daylight & Ventilation faced strong German and Dutch competition resulting in lower margins. In Germany, a restructuring program adversely affected income. The Laubeuf group, involved in the engineering, manufacturing and installation of glass roofs in France and Belgium, was acquired in February adding significantly to our market positions.

Construction Accessories

Our heritage operations delivered higher income, successfully passing on steel price increases. The business was enlarged by two acquisitions, strengthening our positions in Germany and Switzerland. Aschwanden, a major Swiss producer of metal-based construction accessories, was acquired in June. In October, we acquired Syncotec; a major European producer of plastic, metal and concrete spacers, with strong market positions in France and Germany. These acquisitions contributed strongly to income.

Europe Distribution

2005 overview

						Analysis of change
€ million	% of Group	2005	2004	Change	Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic
Revenue	15	2,193	1,904	+289	+2	+186	+70	+31
Operating Income	9	123	121	+2	—	+5	—	-3
Operating Income Margin		5.6%	6.4%

After record 2004 sales and operating income, 2005 was a year of further growth for the Europe Distribution group despite less favorable market conditions, especially in the Dutch and Belgian DIY businesses. 2005 was a very active development year with a total of four acquisitions. Together with 12 greenfield locations, we added 154 new locations to our existing network. This is a solid basis for further sales and income improvements in 2006 and onwards. With 533 branches in seven countries (of which 178 are operated in joint ventures), Europe Distribution is a leading distributor of building materials in its regions.

A 47.82% stake in Bauking was acquired in late-December 2005. Bauking is one of the major German builders merchants and DIY operators with 108 branches in the northern part of Germany. Given the timing of acquisition, no sales or income for Bauking are included in our 2005 results.

DIY

In a slow-moving Benelux market driven by reduced consumer confidence leading to generally weak retail sales, our DIY business had another satisfactory year, although income was somewhat below the record 2004. With the opening of four new stores, our network was expanded to 139 stores. However, our DIY joint venture in Portugal made a good advance in sales, supported by the opening of five new stores, bringing the total network to 21 stores.

Builders Merchants

Netherlands: Although the number of new house completions increased, our Dutch general builders merchant business faced increased competition. Rigorous cost control and synergy effects from 2004 acquisition activity resulted in a solid income increase, despite restructuring costs. Our Dutch roofing business reported a record year both in sales and income, our ironmongery business remained disappointing, but the aluminum business was at a satisfactory level ahead of last year.

France: Our businesses in Ile-de-France had an improved year and the completion of restructuring gives good confidence for future income improvement. Our Doras joint venture made further progress in lackluster markets in the Burgundy and Franche-Comté regions.

Switzerland: Our operations benefited from good market conditions and, helped by the positive impact of internal improvement programs, our business out-performed. This resulted in an excellent year with further progress in sales and income. In 2005, we completed two acquisitions, adding three branches to the existing network.

Austria: Quester, a leading builders merchant with 32 locations, was acquired in October 2005 as a platform for growth in the fragmented Austrian builders merchants market and its post-acquisition performance had only minimal impact in 2005.

Outlook 2006—Europe Products & Distribution Division

Forecasts for construction output in our major markets are showing some growth in 2006, with the exception of Germany and the U.K. For the Netherlands, we expect a pick-up in the economy with continued growth in new housing construction and strengthening consumer confidence from the low 2005 levels.

The forecast for the U.K. construction industry is for continued growth but at a more moderate pace than in recent years and with the housing market showing signs of cooling-down.

In Germany, construction volumes have been decreasing steadily and no recovery is expected before 2007. Residential and non-residential construction will continue to decline in 2006, with infrastructure and civil engineering likely to be flat. The significant upturn in demand for new residential and new non-residential in Belgium that we have seen in the last few years is expected to continue, although maybe at a less vigorous pace. With elections coming up in 2006, a further increase is expected in public investments in civil engineering projects.

While the construction market for new housing in France is expected to decrease, the non-residential sector is expected to be reasonable and elections will likely cause an upswing in civil engineering projects.

For Switzerland, expectations are that GDP growth in 2006 will accelerate further. Solid growth is foreseen in residential construction and the downward trend in non-residential construction should stabilize.

Our operating teams will continue to focus on further margin improvements and cost efficiencies throughout the Division. We look to another active year on the development front and an advance in income in 2006.

Taxation

The Company is subject to Corporation Tax in the Republic of Ireland on income arising from sources within Ireland. Companies in Ireland are subject to different Corporation Tax rates depending on the activity carried out by the company. Except for certain companies engaged in specified manufacturing activities, companies in Ireland are in general subject to Corporation Tax at the highest rate of 12.5% (the highest rate was 16% prior to December 31, 2002).

Group companies with income arising from the sale of goods manufactured in Ireland, regardless of whether the goods are exported, are liable to Corporation Tax at a reduced rate of 10% up to December 31, 2010.

Critical Accounting Policies

The Consolidated Financial Statements are prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. These differences are described and outlined in Note 36 of the Notes to Consolidated Financial Statements.

These accounting principles require management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based on the information available to it at the time that those estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates, judgments or assumptions and actual results, the Group’s Consolidated Financial Statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and/or U.S. GAAP, and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

The significant accounting policies adopted by the Group are set out in Statement of Significant Accounting Policies in the Notes to Consolidated Financial Statements, while the other Notes to Consolidated Financial Statements contain the disclosures required by IFRS and U.S. GAAP.

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

For further discussion related to environmental matters, see “Item 4 – Information on the Company – Environmental Regulations” on page 30.

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

Taxation – current and deferred

The Group’s income tax charge is based on expected income, statutory tax rates, various allowances and reliefs and tax planning opportunities available to the Group in the multiple taxing jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgments and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings addressed in Note 13 of the Notes to Consolidated Financial Statements, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

In the application of Group accounting policy, judgment is exercised by management in the determination of residual values and useful lives. Depreciation is calculated to write-off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis. The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date. Impairments of property, plant and equipment are addressed in the section addressing “Impairment of long-lived assets and goodwill” below.

Intangible assets

The preparation of the Consolidated Financial Statements requires the exercise of judgment in relation to the recognition and subsequent amortization of intangible assets arising on business combination activity. Intangible assets are recognized to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that the fair value can be measured reliably at the date of consummation of the business combination.

Impairments of definite-lived intangible assets are addressed in the section addressing “Impairment of long-lived assets and goodwill” below. There are no indefinite-lived intangible assets in the Consolidated Financial Statements which would require annual testing for impairment in line with the methodology applied for goodwill impairment under IAS 38 Intangible Assets.

Impairment of long-lived assets and goodwill

The carrying value of long-lived assets (comprising property, plant and equipment and intangible assets other than goodwill) is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable; in the case of goodwill, impairment testing is required on an annual basis or at any time during the year if an indicator of impairment is considered to exist. Under IFRS, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the greater of fair value less costs to sell and value-in-use). Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs which would be incurred in disposal. Value-in-use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit including those anticipated to be realized on its eventual disposal. The impairment process requires management to make significant judgments and estimates regarding the future cash flows expected to be generated by the use of, and if applicable the eventual disposition of, those assets, and regarding other factors to determine the fair value of the assets. The key variables which management must estimate include: sales volumes, prices and growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal strategic planning. Management periodically evaluates and updates the estimates based on the conditions which influence these variables.

The assumptions and conditions for determining impairments of property, plant and equipment and goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Share-based payments

For equity-settled share-based payment transactions (i.e. the issuance of share options which are subject to non-market vesting criteria as defined in IFRS 2 Share-based Payment), the Group measures the services received and the corresponding increase in equity at fair value at the grant date using a recognized valuation methodology for the pricing of financial instruments (i.e. the trinomial model). The valuation process requires estimation on the part of management of the following items: (i) risk-free interest rate; (ii) expected life; (iii) expected dividend payments over the expected life; and (iv) expected volatility. The assumptions employed in relation to each of these items are set out in Note 7 of the Notes to Consolidated Financial Statements.

Derivative financial instruments

Where hedge accounting is availed of in the context of derivative financial instruments, the related accounting standards require stringent documentation of these exposures and the performance of retrospective and prospective hedge effectiveness testing at predetermined intervals. Changes in interest rates and currency exchange rates may lead to hedges failing the effectiveness testing thresholds in IAS 39 Financial Instruments: Recognition and Measurement and may thus lead to significant charges or credits in the Consolidated Statements of Income. The relevant disclosures are included in Note 23 of the Notes to Consolidated Financial Statements.

Pensions and other post-retirement benefits

The amounts recognized in the Consolidated Financial Statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high- quality fixed income investments currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, on future labor market conditions and (iv) for healthcare cost trend rates, on the rate of medical cost inflation in the regions of the world where the benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and post-retirement benefit obligation for 2005 and 2004 are disclosed in Note 27 of the Notes to Consolidated Financial Statements. In accordance with U.S. GAAP, actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs are accumulated and amortized over future periods and therefore generally affect recognized expense and recorded obligations in future accounting periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other post-retirement obligations and expenses in future accounting periods.

Impact of Inflation

Inflation has not had a material effect on the Group’s consolidated results of operations and financial condition during the two-year period ended December 31, 2005.

Liquidity and Capital Resources

While spending a total of €1,812.3 million on acquisitions, investments and capital projects in 2005, the strong cash generation characteristics of the Group limited the increase in net debt to just €690.2 million, despite an adverse translation adjustment of €165.0 million.

The increased charges for depreciation and amortization of intangible assets mainly reflect the impact of acquisitions completed in 2004 and 2005.

The working capital outflow for the year amounted to €149.4 million.

Tax payments were higher than in 2004 reflecting both improved Group profitability and the expiration in 2005 of certain United States tax incentives. These incentives, introduced in September 2001 to promote capital investment in a weaker United States economy, allowed for accelerated tax depreciation on purchases of plant and equipment favorably impacting tax payments in 2004. The Group’s policy of providing for deferred tax, however, has ensured that reported annual tax charges have not been distorted by the cash flow benefits of these incentives.

The 2005 cash outflow of €1,812.3 relating to acquisitions, investments and capital projects includes deferred acquisition consideration paid during 2005 in respect of acquisitions in previous years and excludes deferred consideration relating to 2005 acquisitions payable in future years.

Proceeds from share issues reflect the issue of shares under Group share option and share participation schemes (€39.5 million).

The increase in dividends paid reflects the 17% increase in both final 2004 and interim 2005 dividends which were paid during the course of 2005.

Capital expenditure of €652.1 million represented 4.5% of Group revenue (2004: 4.3%) and amounted to 1.17 times depreciation (2004: 1.07 times). Higher energy costs, with a resultant improvement in the returns generated on energy-saving investments, have led to an increase in such projects across the Group. In addition, we continued to invest in a number of larger development projects particularly in the United States to meet growing customer demand. Of the total capital spend, 48% was invested in Europe with 52% in the Americas.

Exchange rate movements during 2005 increased the euro amount of net foreign currency debt by €165.0 million principally due to the 13% devaluation of the euro against the U.S. Dollar from 1.3621 at end-2004 to 1.1797 at end-2005. The favorable translation adjustment in 2004 reflected an 8% positive revaluation of the euro versus the U.S. Dollar from 1.2630 at end-2003 to 1.3621 at end-2004.

Year-end net debt of €3,448 million (2004 : €2,758 million) includes €271 million (2004 : €257 million) in respect of the Group’s proportionate share of net debt in joint ventures, principally Secil in Portugal and Cementbouw in the Netherlands. Following transition to IFRS, net debt comprises amounts included in the Consolidated Balance Sheets for derivative financial instruments in addition to interest-bearing loans and borrowings net of liquid investments and cash and cash equivalents.

Although year-end debt increased by €690.2 million, increased total ordinary shareholders’ equity resulted in the ratio of net debt to equity remaining broadly in line with 2004 at 55.7%. EBITDA interest cover (as defined on page 34 was 12.7 times in 2005 (2004: 12.3 times).

Cash and cash equivalents increased to €1,148.6 million at December 31, 2005 from €1,072.0 million at December 31, 2004 primarily as a result of positive foreign exchange translation of €47.5 million and cash acquired of €58.0 million partially offset by cash outflows of €28.9 million. Currency analysis of the cash and cash equivalents balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2005	562.5	235.0	86.4	188.8	75.9	1,148.6
December 31, 2004	421.9	284.2	179.9	147.7	38.3	1,072.0

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased from €4,944.0 million at December 31, 2004 to €6,194.2 million at year-end 2005. Earnings of €1,024.1 million (after the add-back of €26.2 million reflecting the expensing of employee share options and related deferred tax) retained for 2005, combined with proceeds of €60.3 million (net of expenses) from share issues (appropriations under the Group Share Participation Schemes (see “Item 6 – Directors, Senior Management and Employees”) and issues in lieu of dividends) and favorable currency translation effects of €413.4 million, net gains on cash flow hedges less deferred tax of €2.0 million, were only partly offset by actuarial losses on defined benefit pension schemes net of deferred tax amounting to €64.4 million and dividends paid of €185.2 million.

Borrowings and Credit Facilities

The Group has a U.K.£100 million Sterling Commercial Paper Program, supported by a U.K.£300 million multicurrency revolving credit facility, which is available for general corporate purposes. There were no amounts outstanding under this Program at December 31, 2005 (2004: nil).

The Group finished the year in a very strong financial position with 97% of the Group’s gross debt drawn under committed term facilities, 91% of which mature after more than one year. These committed facilities are mainly with a number of international banks. Commitment fees are paid on the unused portion of the lines of credit, and borrowings under the facilities will be at prevailing money market rates. In addition, at year-end, the Group held €279.8 million of undrawn committed facilities. The maturity schedule is disclosed in Note 22 of Notes to Consolidated Financial Statements.

At December 31, 2005, gross debt (including finance leases) amounted to €5,106.8 million (2004: €4,053.8 million) of which approximately 65% was at fixed interest rates (2004: 70%).

An analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration at December 31, 2005 is as follows:

Payments due by period	less than 1 year	1-3 years	3-5 years	more than 5 years
	€m	€m	€m	€m
Gross debt	569.0	545.1	1,510.0	2,433.3
Finance leases	13.3	23.7	6.4	6.0
Operating leases	152.3	208.8	136.1	187.8
Purchase obligations	263.3	60.8	43.7	188.2
Deferred acquisition consideration	72.5	67.5	49.4	45.6

	1,070.4	905.9	1,745.6	2,860.9

Interest Rate Swap Agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements to alter the interest payable on debt from fixed to variable and vice versa. While the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, the combination of interest rate swaps and fixed rate debt reduces the Group’s interest rate market risk by fixing interest rates on a portion of the Group’s net debt in individual currencies. The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments in Note 23 of the Notes to Consolidated Financial Statements.

Currency Swap Agreements

The Group enters into currency swap agreements to manage the Group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €4,587.2 million in respect of loans, bank advances and future lease obligations, €23.1 million in respect of deferred acquisition consideration, €186.4 million in respect of letters of credit and €14.2 million in respect of other obligations.

Working Capital

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2006.

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

Material Commitments for Capital Expenditure

At December 31, 2005, capital expenditure contracted but not provided in the financial statements amounted to €219.2 million and capital expenditure commitments authorized by the Directors but not contracted for amounted to €115.9 million. CRH expects that capital expenditure for the year 2006 will be somewhat higher than the amount spent in 2005, which amounted to €652.1 million. These expenditures will be financed from internal resources and management estimates that 2006 expenditure will be split approximately evenly between Europe and the Americas. The level of capital expenditure is regularly reviewed during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

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

Trend Information—2006

Overall trading in the first four months of the year has been favorable with in particular a strong start from our operations in the Americas. Recent weeks have seen further increases in energy costs in response to world political tensions and concerns over supply/demand balance. Accordingly, as in 2005, the continued recovery of these significant energy cost increases will be key to the results of CRH for the current year.

The early months of 2006 have seen good momentum across our businesses and further success on the acquisition front. While as always risks remain, with a continuing focus on operational effectiveness and ongoing acquisition benefits we look forward with confidence as we move into the busier trading months across our operations.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

Name		Title	Period during which the individual has served in this office (from appointment to May 2006)
D.W. Doyle	(Age 59)	Managing Director—CRH Europe Materials	2 years 4 months
N. Hartery	(Age 55)	Director (Non-executive)	1 year and 11 months
T.W. Hill	(Age 50)	Chief Executive Officer—Oldcastle Inc.	4 years 5 months
J.M. de Jong	(Age 60)	Director (Non-executive)	2 years 4 months
D.M. Kennedy	(Age 67)	Director (Non-executive)—Senior Independent Director	17 years
M. Lee	(Age 53)	Finance Director	2 years 6 months
K. McGowan	(Age 62)	Director (Non-executive)	7 years 7 months
P.J. Molloy	(Age 68)	Chairman (Non-executive)	8 years 5 months
T.V. Neill	(Age 60)	Director (Non-executive)	2 years 4 months
J.M.C. O’Connor	(Age 59)	Director (Non-executive)	1 year and 11 months
W.I. O’Mahony	(Age 59)	Chief Executive	13 years 5 months
A. Malone	(Age 52)	Secretary	11 years

D.W. Doyle BE, MIE Declan Doyle joined CRH in 1968 and has held a number of senior management positions within the Group’s European materials businesses, including Managing Director of Irish Cement Limited and Roadstone-Wood and Regional Director with responsibility for Poland and Ukraine. He was appointed Managing Director CRH Europe Materials in January 2003 and became a CRH Board Director in January 2004.

N. Hartery CEng FIEI, MBA Nicky Hartery became a non-executive Director in June 2004. He is Vice President of Manufacturing, Business Operations and Customer Experience for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States.

T.W. Hill BA, MBA Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991, became its Chief Executive Officer in January 2000 and has been appointed Chief Executive Officer Oldcastle Inc. effective July 1, 2006. A United States citizen, he is responsible for the Group’s United States operations. He was appointed a CRH Board Director with effect from January 1, 2002.

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

D.M. Kennedy MSc David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including The Manchester Airport Group plc, Bon Secours Health System Limited, Drury Communications Ltd and Pimco Funds Global Investors Series plc. He was formerly Chief Executive of Aer Lingus plc.

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

T.V. Neill MA, MSc Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting’s global board. He is a member of the Court of Bank of Ireland and Chairman of Meridea Financial Software Oy. He is a member of the Governing Body of the London Business School, where he is Chair of the Finance Committee, and of the Trinity Foundation Board.

J.M.C. O’Connor

Joyce O’Connor became a non-executive Director in June 2004. She is President of the National College of Ireland. She is currently Chair of the Further Education and Training Awards Council (FETAC), the National Guidance Forum and the Expert Group on Mental Health Policy and a member of the National Qualifications Authority. She also chairs Dublin Inner City Partnership, is a Council Member of the Dublin Chamber of Commerce and an Eisenhower Fellow.

W.I. O’Mahony BE, BL, MBA, CEng FIEI

Liam O’Mahony joined CRH in 1971. He has held senior management positions including Chief Operating Officer of the United States operations and Managing Director, Republic of Ireland and U.K. Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and became Group Chief Executive in January 2000. He is a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board.

A. Malone FCIS

Angela Malone joined CRH in 1990 and was appointed Company Secretary in 1995.

Directors’ Compensation

The information on executive and non-executive Directors’ compensation, pension entitlements and options to purchase securities from the registrant or its subsidiaries is set out on pages R-1 to R-10 inclusive which are incorporated by reference in this Item.

Corporate Governance

CRH has primary listings on the Irish and London Stock Exchanges. The Group’s ADRs had been quoted on NASDAQ in the United States since 1989; CRH transferred its United States listing to the New York Stock Exchange (NYSE) with effect from March 31, 2006.

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the main and supporting principles of the 2003 Combined Code on Corporate Governance, which is appended to the Listing Rules of the Irish and London Stock Exchanges.

Board of Directors

Role

The Board is responsible for the leadership and control of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, approval of strategic plans for the Group, approval of financial statements, the annual budget, major acquisitions and significant capital expenditure, and review of the Group’s system of internal controls.

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

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are four executive and seven non-executive Directors. Biographical details are set out above. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

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

Chairman

Mr. Pat Molloy has been Chairman of the Group since May 2000. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. Molloy holds a number of other directorships (see details above), the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director

The Board has appointed Mr. David Kennedy as the Senior Independent Director. Mr. Kennedy is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

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

Induction and development

New Directors are provided with extensive briefing materials on the Group and its operations. Directors meet with key executives and, in the course of twice-yearly visits by the Board to Group locations, see the businesses at first hand and meet with local management teams.

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors’ Remuneration on pages R-5 and R-6.

Share ownership and dealing

Details of the shares held by Directors are set out on page R-10. CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH shares. Directors and senior management are prohibited from dealing in CRH shares during designated prohibited periods and at any time at which the individual is in possession of price-sensitive information. The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the U.K. Listing Authority and the Irish Stock Exchange.

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

Meetings

There were eight full meetings of the Board during 2005. Details of Directors’ attendance at those meetings are set out in the table on page 63. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2005, these visits were to southwest Ireland and to Albany, New York and Florida in the United States. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings. The non-executive Directors met twice during 2005 without executives being present.

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

The current membership of each Committee is set out on page 63. Attendance at meetings held in 2005 is set out in the table on page 63.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The Audit Committee consists of four non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong is the Committee’s financial expert. It will be seen from the Directors’ biographical details, appearing above, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met ten times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the external auditors attend as required and have direct access to the Committee Chairman at all times.

The main role and responsibilities are set out in written terms of reference and include:

•	monitoring the integrity of the Group’s financial statements and reviewing significant financial reporting issues and judgments contained therein;

•	reviewing the effectiveness of the Group’s internal financial controls;

•	monitoring and reviewing the effectiveness of the Group’s internal auditors;

•	making recommendations to the Board on the appointment and removal of the external auditors and approving their remuneration and terms of engagement; and

•	monitoring and reviewing the external auditors’ independence, objectivity and effectiveness, taking into account professional and regulatory requirements.

These responsibilities are discharged as follows:

•	the Committee reviews the trading statements issued by the Company in January and July;

•	at its meeting in February, the Committee reviews the Company’s preliminary results announcement/Annual Report and accounts. The Committee receives reports at that meeting from the external auditors identifying any accounting or judgmental issues requiring its attention;

•	the Committee also meets with the external auditors to review the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission;

•	in August, the Committee reviews the interim report;

•	the external auditors present their audit plans in advance to the Committee;

•	the Committee approves the annual internal audit plan;

•	regular reports are received from the Head of Internal Audit on reviews carried out; and

•	the Head of Internal Audit also reports to the Committee on other issues including, in the year under review, progress on the implementation of Section 404 of the Sarbanes-Oxley Act 2002 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for reappointment. These include:

•	the quality of reports provided to the Audit Committee and the Board, and the quality of advice given;

•	the level of understanding demonstrated of the Group’s business and industry; and

•	the objectivity of the auditors’ views on the controls around the Group and their ability to co-ordinate a global audit, working to tight deadlines.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

•	seeking confirmation that the auditors are, in their professional judgment, independent from the Group;

•	obtaining from the external auditors an account of all relationships between the auditors and the Group;

•	monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors’ judgment or independence;

•	considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors’ judgment or independence; and

•	reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors’ judgment or independence.

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

Details of the amounts paid to the external auditors during the year for audit and other services are set out in the Notes to the Consolidated Financial Statements on page F-28.

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

To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants.

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

In 2005, the Committee determined the salaries of the executive Directors and the awards under the annual and long-term incentive plans; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management.

Also in 2005, the Committee, with the assistance of external advisers, undertook an extensive review of the Company’s compensation arrangements for executive Directors and senior managers. Further commentary on this review is contained in the Report on Directors’ Remuneration on page R-3.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in environmental, health, safety and social performance is a daily key priority of line management. Group policies and implementation systems are described in detail in the CSR presentation on the Group’s website, www.crh.com. During 2005, CRH was again recognized by several key rating agencies as being among the leaders in its sector in respect of sustainability performance.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees and is supplemented by local codes throughout the Group’s operations. The Code is available on the Group’s website, www.crh.com.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. Conference calls are held following the issuance of trading statements and major announcements by the Group, which afford Directors the opportunity to hear investors’ reactions to the announcements and their views on other issues. In 2005, a visit was organized for buy and sell-side analysts to Group operations in Pennsylvania and New Jersey.

Trading statements are issued in January and July. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued in January and July each year.

During 2005, the Board received reports from management on the issues raised by investors in the course of presentations following the annual and interim results.

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

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the updated Turnbull guidance (Internal Control: Revised Guidance for Directors on the Combined Code) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

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

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the IFRS Consolidated Financial Statements. This had regard to the material risks that could affect the Group’s business, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

The Sarbanes-Oxley Act of 2002 will require public companies, both U.S. and non-U.S., to file with each Annual Report an internal control report prepared by management and attested by the company’s independent auditor. The report must assess the effectiveness of CRH’s internal controls over financial reporting, based on management’s evaluation as of the end of the fiscal year. The rules requiring filing of the internal control report will be effective in the case of non-U.S. issuers for fiscal years ending on or after July 15, 2006. Accordingly, CRH will provide its first report on the company’s internal controls over financial reporting as part of its Annual Report on Form 20-F for the financial year ending December 31, 2006. As part of its Annual Report on Form 20-F, CRH will also be required to disclose the attestation report by its auditors relating to its report on internal control over financial reporting.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

As at March 6, 2006 (the date of approval of the IFRS Consolidated Financial Statements), the Board has taken the necessary steps to be in compliance with the provisions set out in section 1 of the 2003 Combined Code and with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Attendance at Board and Board Committee meetings during the year ended December 31, 2005

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
D.W. Doyle	8	8
N. Hartery	8	8							4	4	4	4
T.W. Hill	8	7
J.M. de Jong	8	8			10	9
D.M. Kennedy	8	8	4	2	10	9
M. Lee	8	8	4	4			2	2
K. McGowan	8	8	4	4	10	10
P.J. Molloy	8	8	4	4			2	2	4	4
T.V. Neill	8	8							4	4	4	4
A. O’Brien***	8	8					2	2	4	4	4	4
J.M.C. O’Connor	8	8			10	8
W.I. O’Mahony	8	8	4	4			2	2	4	4
W.P. Roef*	2	1							1	0	2	1
J.L. Wittstock**	8	5

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

*	Retired May 4, 2005
**	Retired April 26, 2006
***	Retired May 3, 2006

A brief description of the significant differences between CRH’s corporate governance practices and those followed by U.S. companies under the New York Stock Exchange’s listing standards is provided on CRH’s website at http://www.crh.com/crhcorp/responsibility/corpgov/#9. The information found at this website or from links on this website is not incorporated by reference into this document.

Employees

A majority of the Irish employees of the Group and less than 30% of the employees outside the Republic of Ireland are members of unions. No significant work stoppages have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees are satisfactory.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,050 employees of all categories who are shareholders in the Group.

The average number of employees for each of the three past financial years is as follows:

	2005	2004	2003
Americas Materials	14,493	13,915	13,186
Americas Products & Distribution	19,292	17,890	16,527
Europe Materials	11,605	11,256	10,104
Europe Products & Distribution	21,076	20,432	15,154

	66,466	63,493	54,971

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

During the ten-year period ended on May 9, 2000, the aggregate number of shares issued under or to be issued pursuant to rights acquired under the Share Option Schemes, the U.K. Savings Scheme or any approved Share Participation Scheme (as described below) was limited to 44,367,400 Ordinary Shares (representing approximately 15% of the total issued ordinary share capital of CRH as at May 9, 1990 as adjusted following the Rights Issue in September 1993). This limit was further adjusted to 48,706,532 Ordinary Shares following the Rights Issue in March 2001 and may be adjusted by the appropriate proportion in the event of any future alteration of the capital structure of the Company by way of capitalization of reserves, rights issues, or any subdivisions, consolidations or reductions of capital. The total number of Ordinary Shares issued during the ten-year period ended May 9, 2000 in respect of the Share Option Schemes or any subsequent share option schemes was limited to a maximum of 10% of the issued ordinary share capital of the Company from time to time.

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

381,750 Ordinary Shares have been issued pursuant to the 2000 Savings-Related Share Option Schemes.

Share Participation Schemes

At the Annual General Meeting on May 13, 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At May 24, 2006, 5,446,287 Ordinary Shares had been issued pursuant to the Share Participation Schemes.

Performance Share Plan

At the Annual General Meeting on May 3, 2006 the shareholders approved the establishment of the 2006 Performance Share Plan for the Company, its subsidiaries and companies under its control.

During 2005, the Remuneration Committee, with the assistance of external advisers, undertook a thorough review of the Company’s compensation arrangements for executive Directors and senior managers, the structure of which has been largely unchanged since the 1990s. The review took account of the global nature of the Group’s business, changes in the accounting treatment of long-term incentive schemes and developments in market practice in relation to these schemes.

It is CRH policy to provide market competitive reward opportunities for key employees and to link a substantial proportion of their remuneration to the financial performance of the Group. Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating performance and aligning the interests of executives and shareholders. The Remuneration Committee concluded that CRH should introduce a Performance Share Plan (the “Plan”), tied to Total Shareholder Return (“TSR”) to be measured over a three year period. Half of the award will be assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the EuroFirst 300 Index. An Earnings Per Share (“EPS”) underpin of Consumer Price Index (“CPI”) plus 5% per annum will also be applied; if this EPS growth target is not achieved, the award will lapse, irrespective of the TSR performance.

Each half of the award will lapse if over the three year period CRH’s TSR is below the median of the relevant peer group/index; 30% of the relevant half of an award will vest if CRH’s performance is equal to the median of the relevant peer group/index, while all of the half will vest if CRH’s performance is equal to or greater than the 75th percentile. For performance between the 50th and 75th percentiles, between 30% and 100% of the relevant half of an award will vest on a straight-line basis.

Awards may be made to any eligible employee of shares worth up to 150% of the individual’s basic salary in any year. The number of shares to be awarded will be determined by reference to the market value of the Company’s shares at the time of the grant.

The Remuneration Committee believes that the introduction of the Plan, which reflects changing market practices for companies of a similar size and complexity, with large operations in Europe and the United States, will ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation. The Plan has been approved by the Irish Association of Investment Managers.

In the light of the introduction of the Performance Share Plan, the Remuneration Committee has decided that no further second tier options will be granted under the current Executive Share Option Scheme, approved by shareholders in May 2000. However, basic tier options will continue to be granted under that Scheme.

Share Ownership by Directors

The following table sets forth certain information regarding the ownership of the Company’s Ordinary Shares at May 24, 2006 and options to subscribe for Ordinary Shares by all Directors as a group:

Identity of Person or Group	Share options (i)	Ordinary Shares	% of Class of Ordinary Shares
D.W. Doyle (ii)	349,712	189,167	0.0350
N. Hartery	—	1,000	0.0002
T.W. Hill	497,335	78,466	0.0145
J.M. de Jong	—	3,072	0.0006
D.M. Kennedy	—	56,362	0.0104
—non beneficial	—	9,250	0.0017
M. Lee (ii)	374,893	225,904	0.0418
K. McGowan	—	7,883	0.0015
P.J. Molloy	—	13,294	0.0025
T.V. Neill	—	56,031	0.0104
J.M.C. O’Connor	—	1,000	0.0002
W.I. O’Mahony	1,014,609	662,165	0.1226

	2,236,549	1,303,594	0.2414

(i)	Additional details regarding the options granted, including exercise price and expiry dates, are found under the heading “Directors’ Interests—Directors’ share options” on pages R-8 to R-10.
(ii)	Includes options granted under the 2000 Savings-Related Share Option Scheme.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation.

As at May 24, 2006, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Asset Management Limited	42,721,272	7.90
The Capital Group Companies, Inc. and its affiliates	24,877,842	4.60
UBS AG*	26,380,604	4.88

*	On August 31, 2005 the Company received notification from UBS AG of its interest in the Ordinary share capital of CRH plc.

Each of the above states that these shares are not beneficially owned by them.

The major shareholders do not have different voting rights.

The number of shareholders with U.S. addresses (excluding ADS record holders) as at May 24, 2006 was 220 with a shareholding of 1,771,495 shares. For the number of ADS record holders, see Item 9.

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

Legal Proceed ings

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

Significant Chan ges

CRH has completed acquisitions totaling approximately €748 million from January 1, 2006 to May 24, 2006.

In April 2006, CRH reached agreement to acquire MMI Products, Inc. (MMI), a leading U.S. manufacturer and distributor of building products used in the non-residential, residential and infrastructure construction sectors, for a cash consideration, including debt acquired, of approximately U.S.$350 million.

Headquartered in Houston, Texas, MMI’s operations fall into three distinct product segments, encompassing fencing products, welded wire reinforcement and construction accessories. Merchants Metals manufactures and distributes a variety of fencing and security products. Ivy Steel and Wire produces welded wire reinforcement used primarily in non-residential and infrastructure applications. The third business, Meadow-Burke, is a manufacturer of construction accessories, offering over 2,000 specialized products also used primarily in non-residential and non-building concrete construction. Approximately 70% of total MMI sales are for non-residential applications.

ITEM 9—THE OFFER AND LISTING

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

American Depositary Shares (“ADSs”), each representing one Ordinary Share, are quoted on the New York Stock Exchange (“NYSE”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by Citibank, N.A., of New York as Depositary under a Deposit Agreement. Each ADS represents one Ordinary Share of the Company. The ticker symbol for the ADSs on the NYSE is CRH (prior to March 31, 2006, CRH’s ADSs were quoted on the NASDAQ National Market under the ticker symbol CRHCY).

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro, for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported in The NASDAQ National Market monthly statistical reports through March 30, 2006 and as reported on the NYSE composite tape from March 31, 2006 through May 24, 2006.

NASDAQ listing period	euro per Ordinary Share		U.S. dollars per ADS
Calendar Year	High	Low	High	Low
2004
First Quarter	17.90	16.08	22.67	20.01
Second Quarter	18.50	16.61	21.94	20.52
Third Quarter	20.02	17.36	24.55	21.11
Fourth Quarter	20.05	18.35	26.64	23.41
2005
First Quarter	22.25	19.59	29.09	26.04
Second Quarter	22.10	18.87	27.05	24.37
Third Quarter	23.69	20.19	29.50	25.33
Fourth Quarter	24.85	20.33	31.11	24.71
2006
First Quarter	29.70	24.75	36.93	29.80

Calendar Year
2001	21.90	14.45	19.23	13.15
2002	20.70	11.10	18.18	10.89
2003	17.37	11.00	19.08	11.95
2004	20.05	16.08	26.64	20.01
2005	24.85	18.87	31.11	24.37
Month
December 2005	24.85	22.46	31.11	26.45
January 2006	26.35	24.75	32.75	29.80
February 2006	28.10	25.50	34.47	31.34
March 2006	29.70	26.50	36.93	32.01

(i) The 2001 share data have been adjusted for the bonus element of the March 2001 Rights Issue.

	euro per Ordinary Share		U.S. dollars per ADS
Calendar Year	High	Low	High	Low
NYSE listing period
2006
Second Quarter (through May 24, 2006)	29.98	25.35	38.00	32.80
Month
April 2006	29.98	27.85	37.11	34.10
May 2006 (through May 24, 2006)	29.74	25.35	38.00	32.80

(i) On May 24, 2006, 7,279,108 American Depositary Shares (equivalent to 7,279,108 Ordinary Shares or 1.35% of the total outstanding Ordinary Shares) were outstanding and were held by 65 record holders.

ITEM 10—ADDITIONAL INFORMA TION

Memorandum and Artic les of Association

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

Material Contra cts

The following section contains summaries of all contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group since January 1, 2004 and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement that may be material:

The facility agreement dated September 15, 2004, between CRH plc, Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland PLC, under which a five-year £300,000,000 and a €200,000,000 multi-currency syndicated facility was made available to the Company. CRH plc unconditionally guarantees on a subordinated basis the due and punctual payment of the principal and interest due on the notes.

Exchan ge Controls

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

Tax ation

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

Holders of ADRs will be treated as the owners of Ordinary Shares represented thereby for the purposes of the Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Income Tax Treaty”) relating to income taxes and for the purposes of the U.S. Internal Revenue Code of 1986, as amended.

As used herein, the term “U.S. holder” means a beneficial owner of an ADS or Ordinary Share who (i) is a citizen or resident of the U.S., a U.S. corporation, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, and (ii) is not a resident of, or ordinarily resident in, the Republic of Ireland for purposes of Irish taxes.

Republic of Ireland—Corporation Tax

The Company and certain of its subsidiaries are resident for tax purposes in the Republic of Ireland. As discussed above under “Item5—Operating and Financial Review and Prospects—Taxation”, the two rates of Corporation Tax, which apply to the income of the Company in Ireland, are 12.5% from January 1, 2003 and 10%, with the major portion of the Irish operations being taxed at the 10% rate. The 10% rate, which applies to companies in manufacturing industry, will continue until December 31, 2010. The 10% rate also applies to companies located in the International Financial Services Center in Dublin and ceased on December 31, 2005.

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

For U.S. federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders will include in gross income the amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution includible in income of a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.

For foreign tax credit limitation purposes, dividends will be income from sources outside the U.S., and dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, while dividends paid in taxable years beginning after December 31, 2006 will generally be “passive” or “general” income, which , in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Capital Gains Tax

A U.S. holder will not be liable for Republic of Ireland tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A U.S. holder will be liable for U.S. federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Capital gains of a non-corporate U.S. holder that are recognized in taxable years beginning before January 1, 2009 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year, and the capital gain or loss in all cases is U.S. source for foreign tax credit limitation purposes.

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

Additional Federal U.S. Income Tax Considerations

The Company believes that Ordinary Shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is made annually and thus may be subject to change. If the Company is treated as a PFIC and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realize on the disposition of your Ordinary Shares or ADSs and any excess distribution that the Company makes to you. Generally, gains or excess distributions will be allocated ratably over your holding period for the Ordinary Shares or ADSs, taxed at ordinary rates, and an interest charge will be applied to tax attributable to such gain. In addition, dividends that you receive from the Company will not constitute qualified dividend income to you if the Company is deemed to be a PFIC either in the taxable year of the distribution or the preceding taxable year.

Stamp Duty

The Irish Finance Act, 1992 Section 90 Stamp Duties Consolidation Act 1999 exempts from Irish stamp duty transfers of ADRs where the ADRs are dealt in and quoted on a recognized stock exchange in the U.S. and the underlying deposited securities are dealt in and quoted on a recognized stock exchange. The Irish tax authorities regard NASDAQ and the NYSE as recognized stock exchanges. Irish stamp duty will be charged at the rate of 1% of the amount or value of the consideration on any conveyance or transfer on sale of Ordinary Shares.

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

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative information about Market Risk

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents, short-dated liquid investments and finance leases are used to finance the Group’s operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The main risks attaching to the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value to weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Statement of Income in the period in which they arise.

Given its presence in 25 countries worldwide, the principal foreign exchange risk is translation-related arising from fluctuations in the euro value of the Group’s net investment in currencies other than the euro. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to partially hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses, which are recognized in the Consolidated Statements of Income. As at December 31, 2005, these exposures were not material.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short-term and long-term debt obligations and derivative transactions. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due. To achieve this objective, the Group:

•	maintains cash balances and liquid investments with highly-rated counterparties;

•	limits the maturity of cash balances; and

•	borrows the bulk of its debt needs under committed bank lines or other term financing.

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with derivatives to hedge future energy costs accounting for 0.9% of the total fair value of derivatives as at December 31, 2005 (2004: 0.9%).

Quantitative information about Market Risk

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group’s operations is not significant. Customers who wish to trade on credit terms are subject to strict verification procedures prior to credit being advanced and are subject to continued monitoring at operating company level.

Interest rate risk

The Group’s exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by a centrally-controlled treasury function using a mix of fixed and floating rate debt; in recent years, the Group’s target has been to fix interest rates on approximately 50% of net debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations; undesignated financial instruments are termed “not designated as hedges” in the preceding analysis of derivative financial instruments in the Consolidated Balance Sheets.

Based on the level and composition of year-end 2005 net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future income before tax of €18.5 million per annum (2004: €14.1 million).

The following table shows the Group’s interest rate swaps and debt obligations that are sensitive to changes in interest rates at December 31, 2005 and 2004. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. For cross currency swaps, the table presents the principal amounts to be exchanged on maturity and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in euro, which is the Group’s reporting currency. The actual currencies of the instruments are as indicated.

	As at December 31, 2005:
Maturity Before December 31	2006	2007	2008	2009	2010	After 2010	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	111.9	149.1	150.2	136.0	133.8	2,218.4	2,899.4	3,105.9
Average Interest Rate	7.4%	8.0%	7.6%	7.7%	8.1%	6.7%	7.0%
Fixed Rate—Other	62.1	137.5	25.9	8.0	4.1	69.5	307.1	305.6
Average Interest Rate	3.9%	2.6%	4.3%	4.8%	5.1%	8.2%	4.4%
Variable Rate—U.S.$	92.5	10.7	12.4	46.2	9.7	—	171.5	171.5
Average Interest Rate	4.9%	5.9%	5.9%	5.0%	5.9%	6.3%	5.1%
Variable Rate—Other	169.5	32.0	48.3	1,072.5	86.3	66.0	1,474.6	1,474.6
Average Interest Rate	3.2%	3.6%	3.2%	3.4%	2.8%	4.1%	3.4%
Interest Rate Swaps
Notional Principal—U.S.$	—	87.3	—	134.7	133.1	1,967.5	2,322.6	(109.5)
Variable Rate Payable	—	4.1%	—	4.1%	3.9%	4.3%	4.2%
Fixed Rate Receivable	—	6.6%	—	6.9%	6.7%	5.7%	5.8%
Notional Principal—U.S.$	106.0	—	148.3	—	—	12.7	267.0	(0.4)
Fixed Rate Payable	6.2%	—	7.2%	—	—	7.0%	6.8%
Fixed Rate Receivable	7.1%	—	7.2%	—	—	7.3%	7.1%
Notional Principal—Euro	37.8	16.6	114.3	17.7	6.5	—	192.9	0.3
Fixed Rate Payable	3.1%	3.2%	3.0%	3.2%	3.4%	—	3.1%
Variable Rate Receivable	2.6%	3.2%	2.8%	3.1%	3.4%	—	2.8%
Notional Principal—GBP	—	—	21.9	—	—	—	21.9	0.1
Fixed Rate Payable	—	—	4.8%	—	—	—	4.8%
Variable Rate Receivable	—	—	4.6%	—	—	—	4.6%
Currency Swaps and forward agreements
Principal Payable—Euro	200.0	170.0	—	—	—	—	370.0	370.3
Fixed Rate Payable	2.7%	3.0%	—	—	—	—	2.9%
Principal Payable—Euro	341.6	150.0	260.0	110.0	—	—	861.6	861.6
Variable Rate Payable	2.5%	2.6%	2.4%	2.3%	—	—	2.5%
Principal Receivable—Euro	(68.5)	(18.4)	(102.2)	(21.5)	—	—	(210.6)	(212.0)
Variable Rate Receivable	2.8%	3.0%	3.0%	2.8%			2.9%
Principal Payable—Swiss Franc	—	32.8	—	—	—	—	32.8	32.7
Fixed Rate Payable	—	1.4%	—	—	—	—	1.4%
Principal Payable—Swiss Franc	218.7	109.3	—	—	—	—	328.0	328.1
Variable Rate Payable	1.2%	1.2%	—	—	—	—	1.2%
Principal Receivable—GBP	(125.5)	—	—	—	—	—	(125.5)	(125.5)
Variable Rate Receivable	4.6%	—	—	—	—	—	4.6%
Principal Payable—Other	19.4	—	51.8	23.4	—	—	94.6	96.4
Fixed Rate Payable	7.0%	—	5.0%	6.8%	—	—	5.8%
Principal Payable—Other	88.8	20.0	50.0	—	—	—	158.8	160.0
Variable Rate Payable	5.4%	4.9%	5.0%	—	—	—	5.2%
Principal Receivable—U.S.$	(700.2)	(486.0)	(267.4)	(115.7)	—	—	(1,569.3)	(1,568.4)
Variable Rate Receivable	4.4%	4.4%	4.4%	4.3%	—	—	4.4%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

	As at December 31, 2004:
Maturity Before December 31	2005	2006	2007	2008	2009	After 2009	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	5.7	95.2	128.3	129.4	117.4	2,033.1	2,509.1	2,744.6
Average Interest Rate	3.3%	7.5%	8.0%	7.6%	7.7%	6.8%	6.9%
Fixed Rate—Other	35.5	54.2	21.0	15.9	3.0	3.9	133.5	133.7
Average Interest Rate	5.3%	3.6%	4.8%	5.0%	5.3%	5.5%	4.5%
Variable Rate—U.S.$	0.5	36.8	—	—	—	54.2	91.5	91.5
Average Interest Rate	3.1%	2.6%	—	—	—	3.8%	3.3%
Variable Rate—Other	93.6	143.2	41.1	50.5	566.5	137.5	1,032.4	1,032.4
Average Interest Rate	2.4%	2.8%	3.9%	2.6%	4.4%	3.6%	3.8%
Interest Rate Swaps
Notional Principal—U.S.$	—	—	127.0	—	116.7	1,819.2	2,062.9	(173.2)
Variable Rate Payable	—	—	2.8%	—	2.7%	2.7%	2.7%
Fixed Rate Receivable	—	—	6.6%	—	6.9%	5.7%	5.8%
Notional Principal—U.S.$	—	91.8	—	128.5	—	11.0	231.3	(0.6)
Fixed Rate Payable	—	6.2%	—	7.2%	—	7.0%	6.8%
Fixed Rate Receivable	—	7.1%	—	7.2%	—	7.3%	7.2%
Notional Principal—Euro	8.6	—	—	—	—	—	8.6	(0.1)
Fixed Rate Payable	5.3%	—	—	—	—	—	5.3%
Fixed Rate Receivable	6.8%	—	—	—	—	—	6.8%
Notional Principal—Euro	26.0	23.6	—	—	—	—	49.6	0.3
Fixed Rate Payable	3.0%	3.0%	—	—	—	—	3.0%
Variable Rate Receivable	2.2%	2.2%	—	—	—	—	2.2%
Notional Principal—GBP	—	—	—	21.3	—	—	21.3	0.1
Fixed Rate Payable	—	—	—	4.8%	—	—	4.8%
Variable Rate Receivable	—	—	—	4.9%	—	—	4.9%
Currency Swaps and forward agreements
Principal Payable—Euro	100.0	200.0	170.0	—	—	—	470.0	472.4
Fixed Rate Payable	2.7%	2.7%	3.0%	—	—	—	2.8%
Principal Payable—Euro	558.4	—	—	110.0	110.0	—	778.4	778.9
Variable Rate Payable	2.3%	—	—	2.2%	2.2%	—	2.2%
Principal Receivable—Euro	(30.4)	—	—	—	—	—	(30.4)	(30.4)
Fixed Rate Receivable	2.5%	—	—	—	—	—	2.5%
Principal Receivable—Euro	(121.6)	(18.4)	—	—	(21.5)	—	(161.5)	(162.5)
Variable Rate Receivable	2.7%	2.7%	—	—	2.7%	—	2.7%
Principal Payable—Swiss Franc	64.8	—	33.1	—	—	—	97.9	99.0
Fixed Rate Payable	3.6%	—	1.4%	—	—	—	2.9%
Principal Payable—Swiss Franc	264.4	—	—	—	—	—	264.4	264.5
Variable Rate Payable	0.8%	—	—	—	—	—	0.8%
Principal Payable—GBP	11.7	12.0	12.3	6.4	—	—	42.4	43.5
Variable Rate Payable	6.5%	6.5%	6.5%	6.5%	—	—	6.5%
Principal Payable—Other	65.0	18.4	—	—	22.0	—	105.4	106.9
Fixed Rate Payable	8.0%	6.8%	—	—	6.8%	—	7.4%
Principal Payable—Other	94.1	35.9	1.4	—	—	—	131.4	132.6
Variable Rate Payable	6.7%	4.6%	3.3%	—	—	—	6.1%
Principal Receivable—Other	(53.4)	—	—	—	—	—	(53.4)	(53.4)
Variable Rate Receivable	5.0%	—	—	—	—	—	5.0%
Principal Receivable—U.S.$	(748.5)	(234.8)	(203.0)	(105.2)	(100.1)	—	(1,391.6)	(1,391.4)
Variable Rate Receivable	2.3%	2.4%	2.3%	2.0%	2.2%	—	2.3%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

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

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

The Chief Executive Officer and Finance Director, with the participation of management, have evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15e as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

In designing and evaluating our disclosure controls and procedures, management, including the Chief Executive Officer and Finance Director, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

During 2005, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. J. M. de Jong is the Audit Committee financial expert as defined for the purposes of the requirements of this Item 16A. Mr. J. M. de Jong has been deemed to be independent according to the requirements of Rule 10A-3.

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. He also holds a number of other directorships of European companies, including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of auditors’ fees and services, both audit and non-audit, are set out below.

Auditors’ fees and services	2005	2004
	€m	€m
Audit Fees	9.6	6.1
Audit-Related Fees (i)	2.0	1.6
Tax Fees	0.6	0.9
All other fees	—	—

	12.2	8.6

(i)	Audit-related fees comprise acquisition-related due diligence amounting to €1.3m (2004: €1.0m), advice on Sarbanes Oxley implementation of €0.5m (2004: €0.5m, including advice on IFRS implementation) and other advice, including pension audits, amounting to €0.2m (2004: €0.1m).

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

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association. *

4.1	Loan facility agreement dated September 15, 2004, between CRH plc, Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. **

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiaries and joint ventures.

9.	Consent of Independent Registered Public Accounting Firm.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002. ***

*	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on June 4, 2004.
**	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on June 28, 2005.
***	Furnished but not filed.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006

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

Remuneration policy

CRH is an international group of companies, with activities in 25 countries. Our policy on Directors’ remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

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

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH’s strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors have been basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,050 employees of all categories who are shareholders in the Group.

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

Performance-related cash incentive plan

The executive Directors’ cash incentive plan for 2005, under which a bonus could be paid up to a maximum of 75% of basic salary for Mr. Doyle, Mr. Lee and Mr. O’Mahony and 90% for Mr. Hill and Mr. Wittstock for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

The two components related to annual performance were:

(i)	Individual performance: Strategic priorities and action plans were agreed at the start of the year, and quantified where possible. The maximum award was 15% of basic salary.

(ii)	Regional and/or Group profitability: Challenging targets generally in excess of budget were set for the year. The maximum award for this component was 35% of basic salary for Mr. Doyle, Mr. Lee and Mr. O’Mahony and 50% for Mr. Hill and Mr. Wittstock.

The three components related to rolling three-year performance, under which the total maximum earnings potential was 25% of basic salary for the year, were as follows:

(iii)	Earnings per share growth targets.

(iv)	Return on net assets targets.

(v)	Total shareholder returns relative to an independently selected group of international peers.

In addition, the Chief Executive has a special long-term incentive plan under which targets have been set for the two-year period ending December 2006. This plan succeeds and is similar in structure to the special long-term incentive plan which applied for the five year period ended December 2004. It incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the two-year period. Details of the manner in which earnings have been provided for under the current and previous plans are set out in Note 2 to Directors’ remuneration on page R-5.

Share option scheme

Under the terms of the share option scheme approved by shareholders on May 3, 2000, two tiers of options are available subject to different performance conditions as set out below:

(i)	Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options (Basic Tier).

(ii)	Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable (Second Tier).

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

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

Pensions

Pensions for executive Directors are calculated on basic salary only (no incentive or benefit elements are included).

Mr. Doyle and Mr. Lee participate in a defined benefit plan designed to provide two-thirds of salary at retirement for full service. There is provision for these executive Directors to retire at 60 years of age. Under the Chief Executive’s defined benefit plan arrangements, provision was made for retirement on two-thirds of salary following completion of five years in the role of Chief Executive, and as a result, his pension is fully funded.

Mr. Hill and Mr. Wittstock participate in defined contribution retirement plans in respect of basic salary; they also participate in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary to which contributions are made at an agreed rate, offset by contributions to other retirement plans.

Since 1991, it has been your Board’s policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors’ Service Contracts

No executive Director has an employment contract extending beyond twelve months.

Directors’ Remuneration and Interests in Share Capital

Details of Directors’ remuneration charged against profit in the year are given on page R-6. Details of individual remuneration and pension benefits for the year ended December 31, 2005 are given on pages R-6 and R-7. Directors’ share options and shareholdings are shown on pages R-8 to R-10.

Review of Compensation Arrangements

During 2005, the Remuneration Committee, with the assistance of external advisers, undertook a thorough review of the Group’s compensation arrangements for executive Directors and senior managers, the structure of which has been largely unchanged since the 1990s. The review took account of the global nature of the Group’s business; the success of the Group in continuing its record of performance and growth as a world industry leader; the need to have competitive compensation packages which will attract and retain international managers of the highest calibre; changes in the accounting treatment of long-term incentive schemes and developments in market practice in relation to these schemes. Arising from this review, the Remuneration Committee has agreed changes to compensation arrangements as outlined below. These changes are effective for 2006 and subsequent years.

Performance-related cash incentive plan

The review concluded that the existing performance-related cash incentive plan was no longer competitive and as a result the Remuneration Committee has decided to increase the limits under this plan to reflect current market practice.

With effect for 2006 and subsequent years, the performance-related cash incentive plan will be totally based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and 20% for personal and strategic goals. At target performance payout will be 80% of basic salary for Europe-based participants and 90% of basic salary for United States-based participants. A maximum payout of 1.5 times these levels will be payable for a level of performance well in excess of target.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

Under the previous arrangements all earnings under the performance-related cash incentive plan were paid out when earned. However, in view of the increased potential awards, the Remuneration Committee has decided that going forward up to one-third of the earned bonus in each year should be receivable in CRH shares and deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that time period.

Performance Share Plan/Share Option Scheme

Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Remuneration Committee concluded that CRH should introduce a Performance Share Plan tied to Total Shareholder Return (TSR) over a three-year period. Half of the award will be assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index. An earnings per share growth underpin of the Irish Consumer Price Index plus 5% per annum will also be applied. The maximum award under the Performance Share Plan will be 150% of basic salary per annum, in the form of conditional shares and the vesting period will be three years. The award would lapse if over the three-year period CRH’s TSR was below the median of the peer group/index; 30% of the award would vest if CRH’s performance was equal to the median while 100% would vest if CRH’s performance was equal to or greater than the 75th percentile. For performance between the 50th and the 75th percentiles, between 30% and 100% of the award would vest on a straight-line basis.

The Remuneration Committee believes that the introduction of the Performance Share Plan to reflect changing market practices, for companies of a similar size and complexity with large operations in Europe and the United States, will ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation. A summary of the principal features of the proposed Performance Share Plan is included in the circular to shareholders which seeks approval for the plan at the forthcoming Annual General Meeting.

In the light of the introduction of the Performance Share Plan, the Remuneration Committee has decided that no further Second Tier share options will be granted under the existing share option scheme; however, Basic Tier options will continue to be issued.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

Directors’ remuneration

Notes		2005	2004
		€’000	€’000
	Executive Directors
	Basic salary	3,473	3,593
	Cash incentive bonus	2,220	2,204
	Pension benefits expense	508	803
	Other remuneration	130	46
	Benefits	115	95

1		6,446	6,741

2	Provision for Chief Executive long-term incentive plan	462	53

	Total executive Directors’ remuneration	6,908	6,794

	Average number of executive Directors	5.00	5.78

	Non-executive Directors
	Fees	417	396
	Other remuneration	474	447

1	Total non-executive Directors’ remuneration	891	843

	Average number of non-executive Directors	8.34	8.60
3	Payments to former Directors	127	249

	Total Directors’ remuneration	7,926	7,886

Notes to Directors’ remuneration

1.	See analysis of 2005 remuneration by individual on page R-6.

2.	As set out on page R-2, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the two-year period ending December 2006, with a total maximum earnings potential of 40% of aggregate basic salary. While provision is made at 40% in respect of this plan for 2005, there is no commitment to any payment until after employment to the full term has been completed. This plan succeeds and is similar in structure to the special long-term incentive plan which applied for the five-year period ended December 2004. As set out in the 2004 Annual Report, the actual earnings under this earlier five-year plan amounted to €1,446,665, payment of which was made in 2005. Annual provisions of 40% of basic salary were made in respect of this plan for the years 2000 through 2003 amounting in total to €1,394,000. Accordingly the balance of €52,665 was provided in 2004 and reflected in total 2004 Directors’ remuneration.

3.	Consulting and other fees paid to a number of former Directors.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

Directors’ remuneration

Individual remuneration for the year ended December 31, 2005

	Basic salary and fees	Incentive bonus (i)	Pension benefits expense	Other remuneration (ii)	Benefits (iii)	Total 2005	Total 2004
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Executive Directors
D.W. Doyle (iv)	535	333	137	—	24	1,029	867
B.G. Hill (viii)	—	—	—	—	—	—	764
T.W. Hill	635	494	127	—	16	1,272	1,026
M. Lee	525	334	119	—	15	993	870
W.I. O’Mahony	1,155	747	—	—	23	1,925	2,039
J.L. Wittstock (x)	623	312	125	130	37	1,227	1,175

	3,473	2,220	508	130	115	6,446	6,741

Non-executive Directors
D. Godson (v)	—	—	—	—	—	—	21
N. Hartery (vi)	50	—	—	15	—	65	30
J.M. de Jong (iv)	50	—	—	15	—	65	57
D.M. Kennedy	50	—	—	24	—	74	69
H.E. Kilroy (v)	—	—	—	—	—	—	21
K. McGowan	50	—	—	40	—	90	83
P.J. Molloy	50	—	—	300	—	350	320
T.V. Neill (iv)	50	—	—	15	—	65	57
A. O’Brien (vii)	50	—	—	40	—	90	83
J.M.C. O’Connor (vi)	50	—	—	15	—	65	30
W.P. Roef (ix)	17	—	—	10	—	27	72

	417	—	—	474	—	891	843

(i)	Incentive bonus Under the executive Directors’ cash incentive plan for 2005, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2005 incentive plan is set out on page R-1.
(ii)	Other remuneration Executive Director: Expatriate and housing allowance for Mr. J.L. Wittstock. Non-Executive Directors: Includes remuneration for Chairman and for Board Committee work.
(iii)	Benefits These relate principally to the use of company cars and medical/life assurance.
(iv)	Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill became Directors on January 19, 2004.
(v)	Mr. D. Godson and Mr. H.E. Kilroy retired from the Board on May 5, 2004.
(vi)	Mr. N. Hartery and Dr. J.M.C. O’Connor became Directors on June 29, 2004.
(vii)	Mr. A. O’Brien retired from the Board on May 3, 2006.
(viii)	Mr. B.G. Hill retired on October 31, 2004.
(ix)	Mr. W. P. Roef retired from the Board on May 4, 2005.
(x)	Mr. J.L. Wittstock retired from the Board on April 26, 2006.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

Directors’ remuneration

Individual remuneration for the year ended December 31, 2005 (continued)

Pension entitlements—defined benefit

Pension benefits earned by Directors during the year and the accumulated total accrued pension at December 31, 2005 were as follows:

	Increase in accrued pension during 2005 (i)	Transfer value of increase (ii)	Total accrued Pension at year-end (iii)
	€’000	€’000	€’000
Executive Directors
D.W. Doyle	37	647	349
M. Lee	29	371	241
W.I. O’Mahony	7	73	770

Non-executive Director
D.M. Kennedy	1	12	19

(i)	The increase in accrued pension during the year excludes inflation.
(ii)	The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2005 in the event of the member leaving service.
(iii)	Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

Pension entitlements—defined contribution

The accumulated liability related to the unfunded Supplemental Executive Retirement Plan for Mr. T.W. Hill and Mr. J.L. Wittstock is as follows:

	As at December 31, 2004	2005 contribution	2005 notional interest (iv)	Translation adjustment	As at December 31, 2005
	€’000	€’000	€’000	€’000	€’000
Executive Directors
T.W. Hill	525	104	35	89	753
J.L. Wittstock	550	113	37	93	793

(iv)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the individual accounts each year.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

			December 31, 2004	Granted in 2005	Exercised in 2005	December 31, 2005
							Weighted- average option price at December 31, 2005	Options exercised in 2005
								Weighted- average exercise price	Weighted- average market price at date of exercise
							€	€	€
D.W. Doyle	(a (b (c (d (e	) ) ) ) )	94,069 117,465 185,000 56,000 1,128	— — — — —	16,126 38,423 — — —	77,943 79,042 185,000 56,000 1,128	13.71 12.09 15.90 19.28 10.63	6.53 6.53	23.09 23.09
B.G. Hill	(c	)	125,000	—	125,000	—		18.84	20.76
T.W. Hill	(a (b (c (d	) ) ) )	54,890 82,335 195,000 195,000	— — 35,000 —	— — — —	54,890 82,335 230,000 195,000	18.01 18.01 17.66 17.07
M. Lee	(a (b (c (d (e	) ) ) ) )	67,899 70,863 125,000 125,000 1,211	— — 50,000 — —	— — — — —	67,899 70,863 175,000 125,000 1,211	15.86 12.16 17.71 16.48 16.09
W.I. O’Mahony	(a (b (c (d	) ) ) )	285,428 323,851 320,000 250,000	— — — —	— — — —	285,428 323,851 320,000 250,000	12.40 11.41 17.47 18.84
J.L. Wittstock	(a (b (c (d	) ) ) )	123,728 214,071 195,000 195,000	— — 35,000 —	— — — —	123,728 214,071 230,000 195,000	13.32 12.91 17.64 17.07

			3,402,938	120,000	179,549	3,343,389

The	footnotes (a), (b), (c), (d), and (e) appear on pages R-9 and R-10.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options (continued)

Options by price			December 31, 2004	Granted in 2005	Exercised in 2005	December 31, 2005	Earliest exercise Date	Expiry date
€
6.5347	(a	)	123,387	—	16,126	107,261	March 2006	April 2006
6.5347	(b	)	164,670	—	38,423	126,247	March 2006	April 2006
7.0899	(a	)	16,467	—	—	16,467	March 2006	April 2007
7.0899	(b	)	54,890	—	—	54,890	March 2006	April 2007
7.1015	(a	)	43,912	—	—	43,912	March 2006	April 2007
7.1015	(b	)	87,824	—	—	87,824	March 2006	April 2007
12.6416	(a	)	64,770	—	—	64,770	March 2006	April 2008
12.6416	(b	)	106,487	—	—	106,487	March 2006	April 2008
14.5652	(a	)	30,738	—	—	30,738	March 2006	April 2009
14.5652	(b	)	27,994	—	—	27,994	March 2006	April 2009
14.6563	(a	)	54,890	—	—	54,890	March 2006	April 2009
14.6563	(b	)	109,780	—	—	109,780	March 2006	April 2009
17.2615	(a	)	182,070	—	—	182,070	March 2006	April 2010
17.2615	(b	)	92,270	—	—	92,270		April 2010
18.0084	(a	)	109,780	—	—	109,780	March 2006	April 2010
18.0084	(b	)	164,670	—	—	164,670		April 2010
18.28	(c	)	370,000	—	75,000	295,000	March 2006	April 2011
18.28	(d	)	311,000	—	—	311,000		April 2011
19.68	(c	)	295,000	—	50,000	245,000	March 2006	April 2012
19.68	(d	)	265,000	—	—	265,000		April 2012
13.15	(c	)	180,000	—	—	180,000	April 2006	April 2013
13.15	(d	)	40,000	—	—	40,000		April 2013
13.26	(c	)	100,000	—	—	100,000	April 2006	April 2013
13.26	(d	)	100,000	—	—	100,000		April 2013
16.71	(c	)	130,000	—	—	130,000		April 2014
16.71	(d	)	35,000	—	—	35,000		April 2014
16.73	(c	)	70,000	—	—	70,000		April 2014
16.73	(d	)	70,000	—	—	70,000		April 2014
20.79	(c	)	—	85,000	—	85,000		April 2015
20.91	(c	)	—	35,000	—	35,000		April 2015
16.09	(e	)	1,211	—	—	1,211	June 2007	November 2007
10.63	(e	)	1,128	—	—	1,128	June 2006	November 2006

			3,402,938	120,000	179,549	3,343,389

The market price of the Company’s shares at December 31, 2005 was €24.85, and the range during 2005 was €18.87 to €24.85.

(a)	Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.
(c)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

The footnotes (d) and (e) appear on page R-10.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 6, 2006—(Continued)

(d)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.
(e)	Granted under the 2000 savings-related share option scheme.

Directors’ interests in share capital at December 31, 2005

The interests of the Directors and Secretary in the shares of the Company as at December 31, 2005, which are beneficial unless otherwise indicated, are shown below. Between December 31, 2005 and March 6, 2006, the date of approval of the Consolidated Financial Statements, there were no transactions in the Directors’ and Secretary’s interests.

The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares	December 31, 2005		December 31, 2004
Directors
D.W. Doyle	183,649		160,937
N. Hartery	1,000		1,000
T.W. Hill	72,183	(i)	71,508	(i)
J.M. de Jong	3,049		3,011
D.M. Kennedy	55,925		55,203
—Non-beneficial	9,250		9,250
M. Lee	205,428		204,829
K. McGowan	7,822		7,720
P.J. Molloy	13,191		13,020
T.V. Neill	51,031		51,031
A. O’Brien	2,566		2,531
J.M.C. O’Connor	1,000		1,000
W.I. O’Mahony	497,004		496,373
J.L. Wittstock	77,259		76,017

Secretary
A. Malone	27,654		21,762

	1,208,011		1,175,192

(i)	Mr. T.W. Hill’s shareholding as at December 31, 2005 and December 31, 2004 includes 21,726 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.

See Item 6—Directors, Senior Management and Employees on page 67 for details of options and Ordinary Shares held by Directors of CRH at May 24, 2006.

CRH plc AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and shareholders of CRH public limited company

We have audited the accompanying consolidated balance sheets of CRH public limited company as of December 31, 2005 and 2004, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the two years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at December 31, 2005 and 2004, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from United States generally accepted accounting principles (see Note 36 of Notes to Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG

Dublin, Ireland

May 26, 2006

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31
	Notes	2005		2004
		€m		€m

Continuing operations
Revenue	1	14,449.3		12,754.5
Cost of sales		(9,901.7)		(8,717.4)

Gross profit		4,547.6		4,037.1
Operating costs	3	(3,155.3)		(2,816.9)

Group operating income	1, 4, 5	1,392.3		1,220.2
Gain on sale of investments and property, plant and equipment	1	19.8		10.8

Income before finance costs	1	1,412.1		1,231.0
Finance costs	8	(297.4)		(264.3)
Finance revenue	8	138.3		117.9
Group share of associates’ income after tax	9	25.9		19.4

Income before tax		1,278.9		1,104.0
Income tax expense	10	(272.6)		(232.2)

Group income for the financial year*		1,006.3		871.8

Income attributable to:
Equity holders of the Company		997.9		866.1
Minority interest	31	8.4		5.7

Group income for the financial year		1,006.3		871.8

Basic earnings per Ordinary Share	12	186.7	c	163.6	c

Diluted earnings per Ordinary Share	12	185.2	c	162.7	c

*	A summary of the significant adjustments to net income (Group income for the financial year) which would be required if U.S. generally accepted accounting principles (“U.S. GAAP”) had been applied instead of International Financial Reporting Standards is given in Note 36.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

		Year ended December 31
	Notes	2005	2004
		€m	€m
Items of income and expense recognized directly within equity:
Currency translation effects		413.4	(179.9)
Actuarial loss on Group defined benefit pension obligations	27	(86.1)	(119.2)
Deferred tax asset on Group defined benefit pension obligations	10	21.7	31.3
Deferred tax asset on employee share options	10	12.3	—
Gains/(losses) relating to cash flow hedges		2.7	(0.3)
Deferred tax liability on cash flow hedges	10	(0.7)	—

Net income/(expense) recognized directly within equity		363.3	(268.1)
Group income for the financial year		1,006.3	871.8

Total recognized income and expense for the financial year		1,369.6	603.7

Attributable to:
Equity holders of the Company		1,360.4	599.8
Minority interest		9.2	3.9

Total recognized income and expense for the financial year		1,369.6	603.7

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

		December 31
	Notes	2005	2004
		€m	€m
ASSETS
Non-current assets
Property, plant and equipment	13	6,823.5	5,830.6
Intangible assets	14	2,252.5	1,774.1
Investments in associates	15	527.6	178.8
Other financial assets	15	106.9	113.2
Derivative financial instruments	23	154.8	173.2
Deferred income tax assets	26	466.5	335.3

Total non-current assets		10,331.8	8,405.2

Current assets
Inventories	17	1,722.6	1,308.9
Accounts receivable and prepayments	18	2,476.4	1,973.1
Derivative financial instruments	23	30.7	1.1
Liquid investments	21	342.5	311.7
Cash and cash equivalents	21	1,148.6	1,072.0

Total current assets		5,720.8	4,666.8

Total assets		16,052.6	13,072.0

EQUITY
Share capital	29	183.5	182.2
Additional paid-in capital	30	2,208.3	2,149.3
Other reserves	30	37.4	23.5
Foreign currency translation reserve	30	233.5	(179.9)
Accumulated income	30	3,532.7	2,770.1

Shareholders’ equity attributable to the Company’s equity holders*		6,195.4	4,945.2
Minority interest	31	38.3	34.2

Total equity		6,233.7	4,979.4

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	22	4,524.5	3,802.4
Derivative financial instruments	23	13.5	51.9
Deferred income tax liabilities	26	1,184.5	987.4
Accounts payable and accrued liabilities	19	187.6	122.0
Retirement benefit obligations	27	450.5	349.7
Provisions for liabilities and charges	25	223.0	182.3
Capital grants	28	12.1	12.4

Total non-current liabilities		6,595.7	5,508.1

Current liabilities
Accounts payable and accrued liabilities	19	2,254.4	1,742.1
Current income tax liabilities		271.5	284.5
Interest-bearing loans and borrowings	22	582.3	251.4
Derivative financial instruments	23	4.6	210.4
Provisions for liabilities and charges	25	110.4	96.1

Total current liabilities		3,223.2	2,584.5

Total liabilities		9,818.9	8,092.6

Total equity and liabilities		16,052.6	13,072.0

*	A summary of the significant adjustments to shareholders’ equity which would be required if U.S. generally accepted accounting principles (“U.S. GAAP”) had been applied instead of International Financial Reporting Standards is given in Note 36.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
	Notes	2005	2004
		€m	€m
Cash flows from operating activities
Group operating income		1,392.3	1,220.2
Depreciation charge	13	555.8	515.9
Employee share options expense	7	13.9	9.7
Amortization of intangible assets	14	9.1	4.1
Net movement on provisions	25	11.8	(12.0)
Increase in working capital	20	(149.4)	(78.6)
Amortization of capital grants	28	(2.0)	(2.2)
Other non-cash movements		2.9	(10.3)

Cash generated from operations		1,834.4	1,646.8
Interest paid (including finance leases)		(184.0)	(156.5)
Income taxes paid:
Irish corporation tax		(13.3)	(17.1)
Overseas corporation tax		(246.2)	(188.1)

Net cash inflow from operating activities		1,390.9	1,285.1

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	16	102.8	102.3
Interest received		43.4	22.6
Capital grants received	28	1.5	0.2
Dividends received from associates		14.2	8.0

Total inflows		161.9	133.1

Outflows
Purchase of property, plant and equipment	13	(652.1)	(550.7)
Repayment of capital grants	28	—	(0.5)
Acquisition of subsidiaries and joint ventures	33	(808.3)	(711.4)
Investments in and advances to associates	15	(298.9)	(6.0)
Advances to joint ventures and purchase of trade investments	15	(7.7)	(5.0)
Deferred and contingent acquisition consideration paid	20	(45.3)	(57.3)

Total outflows		(1,812.3)	(1,330.9)

Net cash outflow from investing activities		(1,650.4)	(1,197.8)

Cash flows from financing activities
Inflows
Proceeds from issue of shares	30	39.5	36.6
Shares issued to minority interests	31	0.3	—
Increase in interest-bearing loans and borrowings		796.8	584.2
Increase in finance lease liabilities		6.5	56.2

Total inflows		843.1	677.0

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

		Year ended December 31
	Notes	2005	2004
		€m	€m
Cash flows from financing activities
Outflows
Expenses paid in respect of share issues	30	(0.2)	(0.3)
Increase in liquid investments	24	(15.0)	(25.2)
Repayment of interest-bearing loans and borrowings		(250.0)	(477.8)
Repayment of finance lease liabilities		(12.9)	(24.4)
Net cash movement in derivative financial instruments	24	(102.8)	(62.2)
Dividends paid to equity holders of the Company	11	(164.2)	(119.6)
Dividends paid to minority interests	11	(9.4)	(2.6)

Total outflows		(554.5)	(712.1)

Net cash inflow/(outflow) from financing activities		288.6	(35.1)

Increase in cash and cash equivalents		29.1	52.2

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	24	1,072.0	1,040.9
Translation adjustment	24	47.5	(20.1)
Increase in cash and cash equivalents		29.1	52.2
Joint venture becoming an associate	24	—	(1.0)

Cash and cash equivalents at December 31	24	1,148.6	1,072.0

A reconciliation of cash and cash equivalents to net debt is presented in Note 24 of the Notes to Consolidated Financial Statements.

A summary of the significant differences between the Consolidated Statements of Cash Flows presented above and that required under U.S. GAAP is given in Note 36 of the Notes to Consolidated Financial Statements.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (“IASB”) and International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorized by the IASB and remain in effect.

IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

These Consolidated Financial Statements are the Group’s first financial statements to be prepared in accordance with IFRS. An explanation of how the transition to IFRS has impacted the reported financial position, financial performance and cash flows of the Group is provided in Note 34 of the Notes to Consolidated Financial Statements.

Basis of preparation

The Consolidated Financial Statements, which are presented in euro millions to one decimal place, have been prepared under the historical cost convention, as modified by the revaluation of land and buildings and the measurement at fair value of share options and derivative financial instruments. The carrying values of recognized assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The accounting policies set out below have been applied consistently by all the Group’s subsidiaries, joint ventures and associates to all periods presented in these Consolidated Financial Statements and in preparing the opening IFRS Consolidated Balance Sheet as at January 1, 2004 for the purposes of the transition to IFRS reporting.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. In addition, it requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, tangible assets, intangible assets, goodwill impairment and deferred tax and are documented in the relevant accounting policies below.

The financial year-ends of the Group’s subsidiaries, joint ventures and associates are coterminous.

Adoption of IFRSs

Standards adopted during the financial year

The Group has adopted the following standards during the financial year ended December 31, 2005 and comparative figures have been amended as required: IAS 1 Presentation of Financial Statements; IAS 2 Inventories; IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10 Events after the Balance Sheet Date; IAS 16 Property, Plant and Equipment; IAS 17 Leases; IAS 21 The Effects of Changes in

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Exchange Rates; IAS 24 Related Party Disclosures; IAS 27 Consolidated and Separate Financial Statements; IAS 28 Investments in Associates; IAS 31 Interests in Joint Ventures; and IAS 33 Earnings per Share.

Early adoption

The Group elected to pursue early implementation of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement with effect from January 1, 2004 (the transition date to IFRS) taking account of the prohibition on the fair valuation of financial liabilities imposed by the version of IAS 39 approved by the European Union.

In addition, the Group decided to avail of early application of the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures which enables the recognition of actuarial gains and losses through retained income. Accordingly, the revised disclosure requirements inherent in this Amendment have been reflected in the Consolidated Financial Statements for the year ended December 31, 2005.

IFRSs and IFRIC Interpretations which are not yet effective

The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

•	IFRS 6 Exploration for and Evaluation of Mineral Resources;

•	IFRS 7 Financial Instruments: Disclosures;

•	Amendment to IAS 1 Capital Disclosures;

•	Amendment to IAS 39 Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•	Amendment to IAS 39 The Fair Value Option;

•	Amendment to IAS 39 Transition and Initial Recognition of Financial Assets and Financial Liabilities

•	Amendment to IAS 39 and IFRS 4 Financial Guarantee Contracts;

•	IFRIC Interpretation 4 Determining whether an Arrangement contains a Lease;

•	IFRIC Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

•	IFRIC Interpretation 8 Scope of IFRS 2.

The Group has reviewed the implications of each of the above IFRSs and IFRIC Interpretations and has concluded that the adoption of same is unlikely to have a material impact on the Group’s financial position, results of operations or cash flows.

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Company and all subsidiaries, joint ventures and associates, drawn up to December 31 each year.

Subsidiaries

The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control.

Joint ventures

In line with the benchmark accounting methodology in IAS 31 Interests in Joint Ventures, the Group’s share of results and net assets of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalized and are derecognized when joint control ceases. All of the Group’s joint ventures are jointly controlled entities within the meaning of IAS 31. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Loans to joint ventures are classified as loans and receivables within financial assets and are recorded at amortised cost.

Associates

Entities other than subsidiaries and joint ventures in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise a significant influence, are accounted for as associates using the equity method and are included in the Consolidated Financial Statements from the date on which the exercise of significant influence is deemed to arise until the date on which such influence ceases to exist. If the Group’s share of losses exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Equity method

Under the equity method, which is used in respect of accounting for the Group’s investments in associates, the Consolidated Statements of Income reflects the Group’s share of income after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheets at cost adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. Where indicators of impairment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized gains arising from such transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment in the Group’s interest in the entity.

Revenue recognition

Revenue represents the value of goods and services supplied to external customers and excludes intercompany sales, trade discounts and value added tax/sales tax.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In general, revenue is recognized to the extent that it is subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer. Revenue on long-term contracts is recognized in accordance with the percentage-of-completion method with the percentage-of-completion being computed on an input cost basis. No revenue is recognized if there is uncertainty regarding recovery of the consideration due at the outset of the transaction, associated costs or the possible return of goods.

Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments. Stemming from the Group’s internal organizational and management structure and its system of internal financial reporting, segmentation by business is regarded as being the predominant source and nature of the risks and returns facing the Group and is thus the primary segment under IAS 14 Segment Reporting. Geographical segmentation is therefore the secondary segment.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Statements of Income with the exception of differences on foreign currency borrowings, to the extent that they are used to finance or to provide a hedge against foreign equity investments, which are taken directly to equity together with the exchange difference on the carrying amount of the related investments. Translation differences applicable to foreign currency borrowings are taken directly to equity until disposal of the net investment, at which time they are recycled through the Consolidated Statements of Income.

Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the year, and the related Consolidated Balance Sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Statements of Income.

On disposal of a foreign operation, accumulated currency translation differences are recognized in the Consolidated Statements of Income as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to January 1, 2004. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction and subsequently retranslated at the applicable closing rates.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation differences arising after the transition date to IFRS (January 1, 2004) are presented as a separate component of equity in the foreign currency translation reserve in the Consolidated Balance Sheets.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average		Year-end
euro 1 =	2005	2004	2005	2004
US Dollar	1.2438	1.2439	1.1797	1.3621
Pound Sterling	0.6838	0.6787	0.6853	0.7051
Polish Zloty	4.0224	4.5268	3.8600	4.0845
Swiss Franc	1.5483	1.5438	1.5551	1.5429
Canadian Dollar	1.5082	1.6167	1.3725	1.6416
Argentine Peso	3.6356	3.6572	3.5868	4.0488
Israeli Shekel	5.5781	5.5723	5.4503	5.8641

Retirement benefit obligations

The Group operates defined contribution and defined benefit pension schemes in a number of its operating areas. In addition, the Group has also undertaken to provide certain additional post-employment healthcare and life assurance benefits, which are unfunded, to certain current and former employees in the United States.

Costs arising in respect of the Group’s defined contribution pension schemes are charged to the Consolidated Statements of Income in the period in which they are incurred. Under these schemes, the Group has no obligation, either legal or constructive, to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group’s defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the Consolidated Statements of Income on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the Consolidated Statements of Income. The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or liabilities on the face of the Consolidated Balance Sheets. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities, as appropriate. The Group has elected to avail of the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures to recognize post transition date actuarial gains and losses immediately in the Consolidated Statements of Recognized Income and Expense.

In relation to the Group’s defined benefit pension schemes, a full actuarial valuation is undertaken on an annual basis, where local requirements mandate that this be done, and at triennial intervals at a maximum in all other cases.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The defined benefit pension asset or liability in the Consolidated Balance Sheets comprises the total for each plan of the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds) less any past service cost not yet recognized and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.

The Group’s obligation in respect of post-employment healthcare and life assurance benefits represents the amount of future benefit that employees have earned in return for service in the current and prior periods. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations.

In accordance with the exemption granted under IFRS 1, IAS 19 has not been applied retrospectively in preparing the Group’s Transition Balance Sheet to IFRS. All cumulative actuarial gains and losses as at the transition date (January 1, 2004) have therefore been recognized in retained income at that date.

Employee share options

The Group’s policy in relation to the granting of share options and the nature of the non-market performance and other vesting conditions attaching to those options is addressed in the Report on Directors’ Remuneration on page R-2.

For equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognized valuation methodology for the pricing of financial instruments (i.e. the trinomial model). Given that the share options granted do not vest until the completion of a specified period of service and are subject to the realization of demanding performance conditions, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date.

The share options issued by the Company are not subject to market-based vesting conditions as defined in the IFRS. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized equates to the number of equity instruments that actually vest. The expense in the Consolidated Statements of Income in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the Consolidated Statements of Income is reversed only where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

In line with the transitional provisions applicable to a first-time adopter of International Financial Reporting Standards, as contained in IFRS 2 Share-based Payment, the Group has elected to implement the measurement requirements of the IFRS in respect of share options that were granted after November 7, 2002 that had not

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

vested as at the effective date of the standard (January 1, 2005). In accordance with the standard, the disclosure requirements of IFRS 2 have been applied in relation to all outstanding share-based payments regardless of their grant date.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial statements and the exercise price of the option; as a result, the deferred tax impact of share options will not directly correlate with the expense reported in the Consolidated Statements of Income.

The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives as defined in IFRS 2.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings noted below, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

Depreciation and depletion

Depreciation is calculated to write-off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings:	The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% p.a.

Plant and machinery:	These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport:	In general, transport equipment is depreciated at 20% p.a.

Certain items of property, plant and equipment that had been revalued to fair value prior to the date of transition to IFRS (January 1, 2004) are measured on the basis of deemed cost, being the revalued amount as at the date the revaluation was performed.

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date.

Impairment of tangible assets

In accordance with IAS 36 Impairment of Assets, the carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Where the carrying values exceed the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), the assets or cash-generating units are written-down to their recoverable amount. Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs which would be incurred in disposal. Value-in-use is

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit including those anticipated to be realized on its eventual disposal. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs.

Repair and maintenance expenditure

Repair and maintenance expenditure is included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Consolidated Statements of Income during the financial period in which it is incurred.

Borrowing costs

Borrowing costs incurred in the construction of assets which take a substantial period of time to complete are expensed in the period in which they are incurred.

Business combinations

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries, joint ventures and associates by the Group.

The Group has elected to avail of the exemption under IFRS 1 First-time Adoption of International Financial Reporting Standards whereby business combinations prior to the transition date (January 1, 2004) are not restated. IFRS 3 Business Combinations has been applied with effect from the transition date and goodwill amortization ceased from that date.

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable expenses. To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Statements of Income over the life of the obligation.

Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date if the adjustment can be reliably measured. Contingent consideration is included in the acquisition balance sheet on a discounted basis.

The assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and are effected prospectively from that date.

The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognized.

Under previous GAAP, goodwill was capitalized and related amortization based on a presumed maximum useful life of 20 years was charged against operating income in the Consolidated Statements of Income on a straight-line basis from the date of initial recognition. Positive goodwill was stated at cost less accumulated amortization and any impairment in value.

In addition, under previous GAAP, goodwill arising prior to January 1, 1998 was written-off immediately against reserves and was not reinstated on implementation of Financial Reporting Standard 10 Goodwill and Intangible Assets. In accordance with IFRS 1, this goodwill has not been recognized as goodwill in the IFRS Transition Balance Sheet (i.e. remains eliminated against reserves) and will be disregarded in computing the gain or loss on disposal of any subsidiary to which this goodwill relates.

Goodwill arising in respect of acquisitions completed prior to January 1, 2004 (being the transition date to IFRS) is included at its deemed cost, which equates to its net book value recorded under previous GAAP. Save for retrospective restatement of deferred tax in accordance with IAS 12 Income Taxes, no adjustments were required in respect of the classification and accounting treatment of business combinations undertaken prior to the transition date in preparing the opening IFRS Consolidated Balance Sheet as at January 1, 2004. In line with the provisions applicable to a first-time adopter under IFRS 3, goodwill amortization ceased with effect from the transition date.

The carrying amount of goodwill in respect of associates is included in investments in associates under the equity method in the Consolidated Balance Sheets. Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheets, net of any impairments assessed in accordance with the methodology discussed below.

Where a subsidiary is terminated through closure or disposed of, any goodwill arising on acquisition, net of any impairments, and which has not been amortized through the Consolidated Statements of Income, is included in the determination of the gain or loss arising on termination or disposal.

To the extent that the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are revisited accompanied by a reassessment of the cost of the transaction, and any remaining balance is recognized immediately in the Consolidated Statements of Income.

Goodwill was tested for impairment as at January 1, 2004 (the date of transition to IFRS) and no impairment resulted from this exercise.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating units that are anticipated to benefit from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the primary and secondary reporting segments determined in accordance with IAS 14 Segment Reporting. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist; the goodwill impairment tests are undertaken at a consistent time in each annual period. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period. Impairment losses arising in respect of goodwill are not reversed following recognition.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible assets (other than goodwill)

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognized to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (i.e. capable of being divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the Group or from other rights and obligations.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write-off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortized over periods ranging from one to ten years, depending on the nature of the intangible asset.

Investments

All investments are initially recognized at the fair value of the consideration given inclusive of any acquisition charges arising.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Where investments are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Where it is impracticable to determine fair value in accordance with IAS 39, unquoted equity investments are recorded at historical cost and are included within financial assets on this basis in the Consolidated Balance Sheets.

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, and hire purchase contracts are capitalized in the Consolidated Balance Sheets and are depreciated over their useful lives with any impairment being recognized in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases and hire purchase contracts are included in liabilities in the Consolidated Balance Sheets and analyzed between current and non-current amounts. The interest elements of the rental obligations are charged to the Consolidated Statements of Income over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding in line with the effective yield methodology.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Statements of Income on a straight-line basis over the lease term.

Inventories and construction contracts

Inventories are stated at the lower of cost and net realizable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs. Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Contract costs are recognized as incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is immediately recognized as an expense. The percentage-of-completion method is used to determine the appropriate amount to recognize in a particular reporting period with the stage of completion assessed by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated cost of the contract.

Amounts recoverable on construction contracts, which are included in accounts receivable and prepayments, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provision for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable and prepayments

Accounts receivable and prepayments are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Statements of Income on identification.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorized as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. In addition, for the purposes of the Consolidated Statements of Cash Flows, bank overdrafts are netted against cash and cash equivalents where the overdrafts are repayable on demand and form an integral part of cash management. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheets.

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. Given that the maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, the related balances have been treated as financial assets and have been categorized as either “fair value through profit and loss” or “loans and receivables”.

Derivative financial instruments

The Group employs derivative financial instruments (principally interest rate and currency swaps and forward foreign exchange contracts) to manage interest rate risks and to realize the desired currency profile of borrowings. In accordance with its treasury policy, the Group does not trade in financial instruments nor does it enter into leveraged derivative transactions.

At the inception of a transaction entailing the usage of derivatives, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are initially recognized at cost and are thereafter stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the Consolidated Statements of Income. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account current interest and currency rates and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Hedging

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as “fair value hedges” (which entail hedging the exposure to movements in the fair value of a recognized asset or liability) or “cash flow hedges” (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognized asset or liability, a firm commitment or a highly probable forecast transaction).

In the case of fair value hedges which satisfy the conditions for hedge accounting, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the Consolidated Statements of Income. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Consolidated Statements of Income. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the Consolidated Statements of Income with the objective of achieving full amortization by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized as a separate component of equity with the ineffective portion being reported in the Consolidated Statements of Income. When a firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the non-financial asset or liability. Otherwise, the associated gains or losses that had previously been recognized in equity are transferred to the Consolidated Statements of Income contemporaneous with the materialization of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognized immediately in the Consolidated Statements of Income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized as a separate component of equity is kept in equity until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss recognized in equity is transferred to the Consolidated Statements of Income in the period.

Hedges of monetary assets and liabilities

Where a derivative financial instrument is used to economically hedge the foreign exchange exposure of a recognized monetary asset or liability, hedge accounting is not applied and any gain or loss accruing on the hedging instrument is recognized in the Consolidated Statements of Income.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, foreign exchange differences are taken directly to a foreign currency translation reserve (being a separate component of equity). Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Consolidated Statements of Income as part of the overall gain or loss on sale.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at cost being the fair value of the consideration received net of attributable transaction costs.

Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are measured at amortized cost employing the effective interest yield methodology or at fair value in the case of fixed rate loans which are subject to fair value hedges. The computation of amortized cost includes any issue costs and any discount or premium materializing on settlement. Where appropriate, in calculating fair value, amortized cost is adjusted to take account of changes in the underlying interest rates for the fixed period. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognized in the Consolidated Statements of Income through amortization on the basis of the period of the loans and borrowings and/or on impairment and derecognition of the associated loans and borrowings.

Provisions

A provision is recognized on a discounted basis when: the Group has a present obligation (either legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognized as a separate asset when it is virtually certain that the reimbursement will arise. Provisions are not recognized in respect of future operating losses.

Provisions arising on business combination activity are accordingly recognized only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition.

Tax (current and deferred)

Current tax represents the expected tax payable (or recoverable) on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years.

Deferred tax is provided on the basis of the balance sheet liability method on all temporary differences at the balance sheet date. Temporary differences are defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realized or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are recognized for all taxable temporary differences (i.e. differences that will result in taxable amounts in future periods when the carrying amount of the asset or liability is recovered or settled) with the exception of the following:

•	where the deferred tax liability arises from the initial recognition of goodwill (but including subsequent measurement of tax-deductible goodwill) or the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting income nor the taxable income or loss at the time of the transaction; and

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•	where, in respect of taxable temporary differences associated with investments in subsidiaries and joint ventures, the timing of the reversal of the temporary difference is subject to control and it is probable that reversal will not materialize in the foreseeable future.

Deferred tax assets are recognized in respect of all deductible temporary differences (i.e. differences that give rise to amounts which are deductible in determining taxable income in future periods when the carrying amount of the asset or liability is recovered or settled), carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable income will be available against which to offset these items. The following exceptions apply in this instance:

•	where the deferred tax asset arises from the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting income nor the taxable income or loss at the time of the transaction; and

•	where, in respect of deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, a deferred tax asset is recognized only if it is probable that the deductible temporary difference will reverse in the foreseeable future and that sufficient taxable income will be available against which the temporary difference can be utilized.

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable income is considered to be inadequate to allow all or part of any deferred tax asset to be utilized.

Where items are accounted for directly through equity (for example, in the context of certain derivative financial instruments and actuarial gains and losses on defined benefit pension schemes), the related income tax is charged or credited to equity. In all other circumstances, income tax is recognized in the Consolidated Statements of Income.

Capital grants

Capital grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is treated as a deferred credit and is released to the Consolidated Statements of Income over the expected useful life of the relevant asset through equal annual instalments.

Share capital

Preference share capital

Preference share capital is classified as equity on the basis that the share capital is not mandatorily redeemable.

Dividends

Dividends on Ordinary Shares are recognized as a liability in the Consolidated Financial Statements in the period in which they are declared by the Company.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Emission rights

Emission rights are accounted for on a liability basis such that a liability is recognized only in circumstances where emission rights have been exceeded and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value. Voluntary application of IFRIC Interpretation 3 Emission Rights has therefore not been availed of in the Consolidated Financial Statements.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SEGMENT INFORMATION

Analysis by class of business and by geography

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Canada, Argentina and Chile. These activities comprise three reporting business segments as follows:

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

Intersegment revenue is not material.

	Continuing operations—year ended December 31
	Materials		Products		Distribution		Total Products & Distribution		Total Group
Items in Consolidated Statements of Income	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment revenue
Europe	2,646.2	2,306.8	2,533.4	2,245.0	2,192.9	1,904.1	4,726.3	4,149.1	7,372.5	6,455.9
Americas	3,164.7	2,823.2	2,755.9	2,461.6	1,156.2	1,013.8	3,912.1	3,475.4	7,076.8	6,298.6

	5,810.9	5,130.0	5,289.3	4,706.6	3,349.1	2,917.9	8,638.4	7,624.5	14,449.3	12,754.5

Segment revenue includes €2,014.0 million (2004: €1,755.3 million) in respect of revenue applicable to construction contracts.

Group operating income
Europe	377.0	320.2	175.6	190.7	123.4	121.4	299.0	312.1	676.0	632.3
Americas	328.2	273.9	307.6	250.7	80.5	63.3	388.1	314.0	716.3	587.9

	705.2	594.1	483.2	441.4	203.9	184.7	687.1	626.1	1,392.3	1,220.2

Gain/(loss) on sale of investments, property, plant and equipment
Europe	8.8	0.2	1.8	0.8	(0.8)	(2.2)	1.0	(1.4)	9.8	(1.2)
Americas	9.7	5.7	(0.1)	4.8	0.4	1.5	0.3	6.3	10.0	12.0

	18.5	5.9	1.7	5.6	(0.4)	(0.7)	1.3	4.9	19.8	10.8

Segment result (income before finance costs)
Europe	385.8	320.4	177.4	191.5	122.6	119.2	300.0	310.7	685.8	631.1
Americas	337.9	279.6	307.5	255.5	80.9	64.8	388.4	320.3	726.3	599.9

	723.7	600.0	484.9	447.0	203.5	184.0	688.4	631.0	1,412.1	1,231.0

Finance costs									(297.4)	(264.3)
Finance revenue									138.3	117.9
Group share of associates’ income after tax (i)									25.9	19.4

Income before tax									1,278.9	1,104.0
Income tax expense									(272.6)	(232.2)

Group income for the financial year									1,006.3	871.8

(i)	This figure comprises €17.8 million (2004: €13.4 million) in Europe Materials, €0.3 million (2004: nil) in Europe Products, €7.4 million in Europe Distribution (2004: €5.6 million) and €0.4 million (2004: €0.4 million) in Americas Materials.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SEGMENT INFORMATION (continued)

	Continuing operations—as at December 31
	Materials		Products		Distribution		Total Products & Distribution		Total Group
Items in Consolidated Balance Sheets	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment assets (i)
Europe	2,768.1	2,640.6	2,689.0	2,294.6	1,332.1	1,137.5	4,021.1	3,432.1	6,789.2	6,072.7
Americas	3,806.4	2,852.0	2,187.0	1,629.9	492.4	332.1	2,679.4	1,962.0	6,485.8	4,814.0

	6,574.5	5,492.6	4,876.0	3,924.5	1,824.5	1,469.6	6,700.5	5,394.1	13,275.0	10,886.7

Reconciliation to total assets as reported in the Consolidated Balance Sheets
Investments in associates									527.6	178.8
Derivative financial instruments (current and non-current)									185.5	174.3
Other financial assets									106.9	113.2
Deferred income tax assets									466.5	335.3
Liquid investments									342.5	311.7
Cash and cash equivalents									1,148.6	1,072.0

Total assets as reported in the Consolidated Balance Sheets									16,052.6	13,072.0

Segment liabilities (i)
Europe	748.5	661.2	791.8	612.2	343.5	293.4	1,135.3	905.6	1,883.8	1,566.8
Americas	630.6	418.3	527.1	391.3	184.4	115.8	711.5	507.1	1,342.1	925.4

	1,379.1	1,079.5	1,318.9	1,003.5	527.9	409.2	1,846.8	1,412.7	3,225.9	2,492.2

Reconciliation to total liabilities as reported in the Consolidated Balance Sheets
Interest-bearing loans and borrowings (current and non-current)									5,106.8	4,053.8
Derivative financial instruments (current and non-current)									18.1	262.3
Income tax liabilities (current and deferred)									1,456.0	1,271.9
Capital grants									12.1	12.4

Total liabilities as reported in the Consolidated Balance Sheets									9,818.9	8,092.6

(i)	Segment assets and liabilities are analyzed by reference to the geographical area in which the assets and liabilities are located.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SEGMENT INFORMATION (continued)

	Continuing operations—year ended December 31
	Materials		Products		Distribution		Total Products & Distribution		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Capital expenditure
Europe	156.8	123.1	113.2	104.7	40.2	43.7	153.4	148.4	310.2	271.5
Americas	176.7	144.0	145.5	120.8	19.7	14.4	165.2	135.2	341.9	279.2

Total capital expenditure	333.5	267.1	258.7	225.5	59.9	58.1	318.6	283.6	652.1	550.7

Depreciation included in segment result
Europe	129.0	125.5	126.8	114.1	31.6	30.0	158.4	144.1	287.4	269.6
Americas	164.8	151.3	93.4	86.1	10.2	8.9	103.6	95.0	268.4	246.3

Total depreciation	293.8	276.8	220.2	200.2	41.8	38.9	262.0	239.1	555.8	515.9

Amortization of intangible assets included in segment result
Europe	—	—	1.5	0.3	0.4	0.3	1.9	0.6	1.9	0.6
Americas	—	—	5.8	2.8	1.4	0.7	7.2	3.5	7.2	3.5

Total amortization	—	—	7.3	3.1	1.8	1.0	9.1	4.1	9.1	4.1

Geographical analysis

The following is a geographical analysis of the segmental data presented above with Ireland (including Northern Ireland) and the Benelux (which comprises Belgium, the Netherlands and Luxembourg) separately analyzed on the basis of the aggregation thresholds contained in IAS 14:

	Continuing operations—year ended December 31
	Ireland		Benelux		Rest of Europe		Americas		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Items in Consolidated Statements of Income
Segment revenue	1,164.1	1,056.2	2,468.6	2,166.8	3,733.8	3,221.8	7,082.8	6,309.7	14,449.3	12,754.5

Group operating income	148.4	142.7	186.2	195.1	340.6	293.4	717.1	589.0	1,392.3	1,220.2
Gain/(loss) on disposal of investments, property, plant and equipment	8.1	0.6	0.4	0.6	1.3	(2.4)	10.0	12.0	19.8	10.8

Segment result (income before finance costs)	156.5	143.3	186.6	195.7	341.9	291.0	727.1	601.0	1,412.1	1,231.0

Items in Consolidated Balance Sheets
Segment assets (i)	741.7	701.6	2,029.0	1,999.2	4,018.9	3,371.9	6,485.4	4,814.0	13,275.0	10,886.7

Segment liabilities (i)	313.8	337.8	469.3	479.3	1,100.7	749.7	1,342.1	925.4	3,225.9	2,492.2

Other segment information
Capital expenditure	55.9	48.4	72.3	72.8	182.1	150.3	341.8	279.2	652.1	550.7

Depreciation	44.5	44.0	78.9	75.4	164.0	150.2	268.4	246.3	555.8	515.9

Amortization	—	—	1.2	0.1	0.7	0.5	7.2	3.5	9.1	4.1

(i)	Segment assets and liabilities are analyzed by reference to the geographical area in which the assets and liabilities are located.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—PROPORTIONATE CONSOLIDATION OF JOINT VENTURES

Impact on Consolidated Statements of Income

	Year ended December 31
	2005	2004
	€m	€m
Group share of:
Revenue	617.8	474.4
Cost of sales	(392.8)	(301.9)

Gross profit	225.0	172.5
Operating costs	(143.6)	(110.1)

Operating income	81.4	62.4
Gain on sale of investments and property, plant and equipment	0.8	1.5

Income before finance costs	82.2	63.9
Finance costs (net)	(13.6)	(11.7)

Income before tax	68.6	52.2
Income tax expense	(18.9)	(11.7)

Group income for the financial year	49.7	40.5

Impact on Consolidated Balance Sheets

	As at December 31
	2005	2004
	€m	€m
Group share of:
Non-current assets	826.3	745.9
Current assets	311.4	252.5

Total assets	1,137.7	998.4

Total equity	535.6	441.3

Non-current liabilities	380.6	378.4
Current liabilities	221.5	178.7

Total liabilities	602.1	557.1

Total equity and liabilities	1,137.7	998.4

Net debt included above (see impact on Consolidated Statements of Cash Flows for analysis)	(271.2)	(257.0)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—PROPORTIONATE CONSOLIDATION OF JOINT VENTURES (continued)

Impact on Consolidated Statements of Cash Flows

	Year ended December 31
	2005	2004
	€m	€m
Group share of:
Net cash inflow from operating activities	77.0	63.5
Net cash outflow from investing activities	(127.6)	(20.5)
Net cash inflow/(outflow) from financing activities	62.2	(15.5)

Net increase in cash and cash equivalents	11.6	27.5
Cash and cash equivalents at January 1	61.3	35.0
Translation adjustment	0.6	(0.2)
Joint venture becoming an associate	—	(1.0)

Cash and cash equivalents at December 31	73.5	61.3

Reconciliation of cash and cash equivalents to net debt
Cash and cash equivalents as above	73.5	61.3
Interest-bearing loans and borrowings (current and non-current)	(344.7)	(318.3)

Net debt at December 31	(271.2)	(257.0)

The Group’s share of net debt in joint ventures of €271.2 million at the balance sheet date (2004: €257.0 million) is non-recourse to the Group.

NOTE 3—OPERATING COSTS

	2005	2004
	€m	€m
Selling and distribution costs	1,827.5	1,599.5
Administrative expenses	1,315.6	1,216.1
Other operating expenses	23.1	17.6
Other operating income	(10.9)	(16.3)

Total	3,155.3	2,816.9

Other operating expenses and income comprise the following charges/(credits):

Other operating expenses
Expensing of employee share options (note 7)	13.9	9.7
Amortization of intangible assets (note 14)	9.1	4.1
Mark-to-market of undesignated derivative financial instruments:
—energy hedges	—	3.7
—forward foreign currency contracts	0.1	0.1

Total	23.1	17.6

Other operating income
Excess of fair value of identifiable net assets over consideration paid (note 14)	(4.3)	(10.9)
Mark-to-market of undesignated derivative financial instruments:
—energy hedges	(1.1)	(0.2)
—forward foreign currency contracts	(0.1)	(0.4)
Income from financial assets	(3.4)	(2.6)
Capital grants released (note 28)	(2.0)	(2.2)

Total	(10.9)	(16.3)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—GROUP OPERATING INCOME

Group operating income has been arrived at after charging the following amounts (including the Group’s share of joint ventures accounted for on the basis of proportionate consolidation):

	2005	2004
	€m	€m
(i) Depreciation
—included in cost of sales	329.7	305.2
—included in operating costs	226.1	210.7

Total	555.8	515.9

(ii) Foreign exchange gains and losses (net)
—included in cost of sales	0.1	0.4
—included in operating costs	(0.5)	0.4

Total	(0.4)	0.8

(iii) Operating lease rentals
—hire of plant and machinery	49.6	48.9
—land and buildings	79.3	73.1
—other operating leases	35.8	21.1

Total	164.7	143.1

(iv) Auditors’ remuneration (included in administrative expenses):
—audit fees	9.1	6.6
Non-audit services comprising the following:
—Sarbanes-Oxley Section 404 preparatory work	0.5	0.2
—taxation advice and compliance	0.6	0.9
—acquisition-related financial due diligence	0.1	0.1
—other advice	0.2	0.4

In addition to the due diligence fees expensed in the Consolidated Statements of Income, €0.7 million (2004: €1.4 million) has been capitalized in the acquisition balance sheets for the respective years.

NOTE 5—DIRECTORS’ EMOLUMENTS AND INTERESTS

Directors’ emoluments and interests (which are included in administrative expenses above) are given in the Report on Directors’ Remuneration on pages R-1 to R-10 inclusive of this Annual Report.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—EMPLOYMENT

The average number of employees (including CRH’s proportionate share of employees in joint ventures) by business segment and by principal operating region is as follows:

	Year ended December 31
	Materials		Products		Distribution		Total Products & Distribution		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Europe	11,605	11,256	14,579	13,394	6,497	7,038	21,076	20,432	32,681	31,688
Americas	14,493	13,915	16,339	15,130	2,953	2,760	19,292	17,890	33,785	31,805

Total	26,098	25,171	30,918	28,524	9,450	9,798	40,368	38,322	66,466	63,493

Employment costs charged against Group operating income (including the Group’s share of joint ventures applying proportionate consolidation) are analyzed as follows:

	2005	2004
	€m	€m
Wages and salaries	2,222.9	2,055.6
Social welfare costs	278.5	233.8
Other employment-related costs	262.1	250.4
Expensing of employee share options (note 7)	13.9	9.7
Total pension costs (note 27)	163.2	124.5

Total	2,940.6	2,674.0

Total charge analyzed between:
Cost of sales	1,383.3	1,203.3
Operating costs	1,557.3	1,470.7

Total	2,940.6	2,674.0

NOTE 7—EMPLOYEE SHARE OPTIONS

The Group’s employee share options are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The IFRS requires that a recognized valuation methodology be employed to determine the fair value of share options granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense reported in the Consolidated Statements of Income of €13.9 million (2004: €9.7 million) has been arrived at through applying the trinomial model, which is a lattice option-pricing model.

The general terms and conditions applicable to the share options granted by CRH under the 2000 share option scheme and the savings-related share option schemes are addressed on page R-2 of the Report on Directors’ Remuneration and in this note.

Impact on Consolidated Statements of Income

In line with the transitional provisions applicable to a first-time adopter of International Financial Reporting Standards, as contained in IFRS 1 and IFRS 2, the Group has elected to implement the measurement

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—EMPLOYEE SHARE OPTIONS (continued)

requirements of the IFRS in respect of share options that were granted after November 7, 2002 that had not vested as at the effective date of the standard (January 1, 2005). As a result of these provisions, and given that options to acquire Ordinary Shares in the Company are traditionally granted in April of each year, the expense disclosed in the Consolidated Statements of Income relates to options granted in April 2003 and in the subsequent years.

The total expense is analyzed as follows:

	Grant price	Duration of vesting period	Number of options	Weighted average fair value	Expense in Consolidated Statements of Income
					2005	2004
					€m	€m
Granted in 2003
Share option schemes	€13.15 / €13.26 /Stg£9.06	3 and 5 years	4,620,600	€3.63	4.5	4.5
Savings-related share option schemes	€10.63 / Stg£7.18	3 and 5 years	891,713	€3.73	0.8	0.8

Granted in 2004
Share option schemes	€16.71 / €16.73 /Stg£11.13	3 and 5 years	4,750,100	€4.37	5.5	4.1
Savings-related share option schemes	€14.45 / Stg£9.66	3 and 5 years	266,680	€4.67	0.3	0.3

Granted in 2005
Share option schemes	€20.79 / €20.91 /Stg£14.37	3 years	2,484,300	€4.32	2.6	—
Savings-related share option schemes	€17.99 / Stg£12.38	3 and 5 years	201,077	€5.41	0.2	—

					13.9	9.7

€0.9 million (2004: €0.7 million) of the total expense reported in the Consolidated Statements of Income relates to the Directors.

Details of options granted under the 1990 and 2000 share option schemes

A summary of activity under the Company’s share option schemes in the two years ended December 31, 2005 and December 31, 2004 together with the weighted average exercise price of the share options is as follows:

	Weighted average exercise price	Number of options 2005	Weighted average exercise price		Number of options 2004
Share options
Outstanding at beginning of year	€16.11 / Stg£10.11	26,687,557	€15.51 / Stg	£10.11	25,099,317
Granted (a)	€20.85 / Stg£14.37	2,484,300	€16.72 / Stg	£11.13	4,750,100
Exercised	€13.51 / Stg£8.25	(2,246,031)	€11.18 / Stg	£10.20	(2,591,355)
Lapsed	€17.11 / Stg£11.24	(491,682)	€17.22 / Stg	£11.23	(570,505)

Outstanding at end of year	€16.75 / Stg£11.32	26,434,144	€16.11 / Stg	£10.11	26,687,557

Exercisable at end of year	€14.41 / Stg£9.31	5,614,157	€13.92 / Stg	£8.74	7,418,969

(a)	Pursuant to the 2000 share option scheme, employees were granted options over 2,484,300 (2004: 4,750,100) of the Company’s Ordinary Shares on April 11, 2005 and April 2, 2004 respectively. This figure comprises options over 2,484,300 (2004: 2,443,350) shares and nil (2004: 2,306,750) shares which may be exercised after the expiration of three years and five years respectively from the dates of grant of those options, subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—EMPLOYEE SHARE OPTIONS (continued)

Analysis of closing balance—outstanding at end of year

		December 31, 2005		December 31, 2004
	Exercise prices	Number of options	Actual remaining life (years)	Number of options	Actual remaining life (years)
Options by exercise price
€ options	€6.53	307,714	0.3	829,716	1.3
	€7.09	148,973	1.3	230,844	2.3
	€7.10	410,616	1.3	462,505	2.3
	€12.64	878,537	2.3	1,104,770	3.3
	€14.57	543,256	3.3	697,226	4.3
	€14.66	875,772	3.3	947,055	4.3
	€17.26	2,222,394	4.3	2,753,429	5.3
	€18.01	2,178,620	4.3	2,379,463	5.3
	€18.28	3,429,399	5.3	3,710,936	6.3
	€19.68	3,896,179	6.3	4,165,185	7.3
	€13.15	2,297,968	7.3	2,367,268	8.3
	€13.26	1,983,500	7.3	2,083,000	8.3
	€16.71	2,600,199	8.3	2,634,199	9.3
	€16.73	1,986,000	8.3	2,059,000	9.3
	€20.79	1,320,990	9.3	—	—
	€20.91	1,121,000	9.3	—	—
Stg£ options	Stg£5.33	16,467	0.3	40,619	1.3
	Stg£5.41	—	—	5,544	2.3
	Stg£8.22	1,825	2.3	4,580	3.3
	Stg£9.82	—	—	2,859	4.3
	Stg£10.99	40,105	4.3	69,282	5.3
	Stg£11.16	54,601	5.3	58,564	6.3
	Stg£12.04	53,546	6.3	54,340	7.3
	Stg£9.06	12,732	7.3	12,732	8.3
	Stg£11.13	14,441	8.3	14,441	9.3
	Stg£14.37	39,310	9.3	—	—

Total outstanding as at December 31		26,434,144		26,687,557

Analysis of closing balance—exercisable at end of year

Options by exercise price
€ options	€6.53	307,714	0.3	829,716	1.3
	€7.09	148,973	1.3	230,844	2.3
	€7.10	410,616	1.3	462,505	2.3
	€12.64	878,537	2.3	1,104,770	3.3
	€14.57	543,256	3.3	697,226	4.3
	€14.66	875,772	3.3	947,055	4.3
	€17.26	1,123,991	4.3	1,590,256	5.3
	€18.01	1,266,901	4.3	1,433,713	5.3
Stg£ options	Stg£5.33	16,467	0.3	40,619	1.3
	Stg£5.41	—	—	5,544	2.3
	Stg£8.22	1,825	2.3	4,580	3.3
	Stg£9.82	—	—	2,859	4.3
	Stg£10.99	40,105	4.3	69,282	5.3

Total exercisable as at December 31		5,614,157		7,418,969

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—EMPLOYEE SHARE OPTIONS (continued)

The weighted average fair values assigned to options granted under the Company’s 2000 share option scheme, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	5-year	3-year	5-year
	€	€	Stg£*	Stg£*
Granted during 2003 (amounts in €)	3.60	3.67	3.59	n/a
Granted during 2004 (amounts in €)	4.04	4.73	4.03	n/a
Granted during 2005 (amounts in €)	4.32	n/a	4.31	n/a

*	€ equivalents at the date of grant

The fair values of options granted under the 2000 share option scheme were determined using the following assumptions:

	2005		2004		2003
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (amounts in €)	20.84	n/a	16.72	16.72	13.20	13.20
Risk-free interest rate (%)	3.03	n/a	3.30	3.66	3.42	3.83
Expected dividend payments over the expected life (€ cent)	260.74	n/a	222.50	365.20	189.46	310.98
Expected volatility (%)	23.3	n/a	27.4	28.2	31.9	28.0
Expected life in years	5	n/a	5	7	5	7

The expected volatility was determined using an historical sample of 61 month-end CRH share prices in respect of the three-year share options and 85 month-end share prices in respect of the five-year share options. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialize.

Other than the assumptions listed above, no other features of options grants were factored into the determination of fair value.

The terms of the options granted under the share option scheme do not contain any market conditions within the meaning of IFRS 2.

There were no modifications effected to the share option scheme during the course of 2005 or 2004.

Details of options granted under the savings-related share option schemes

Savings-related share options	Weighted average exercise price	Number of options 2005	Weighted average exercise price	Number of options 2004
Outstanding at beginning of year	€12.20 / Stg£8.30	1,503,969	€12.20 / Stg£8.03	1,423,112
Granted (a)	€17.99 / Stg£12.38	201,077	€14.45 / Stg£9.66	266,680
Exercised	€14.57 / Stg£9.07	(181,944)	€15.39 / Stg£8.71	(71,008)
Lapsed	€12.16 / Stg£9.43	(89,041)	€13.71 / Stg£8.44	(114,815)

Outstanding at end of year	€12.71 / Stg£8.76	1,434,061	€12.20 / Stg£8.30	1,503,969

Exercisable at end of year	Stg£8.79	55,011	n/a	—

(a)

Pursuant to the savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 201,077 (2004: 266,680) of the Company’s

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—EMPLOYEE SHARE OPTIONS (continued)

Ordinary Shares on April 1, 2005 and April 2, 2004 respectively. This figure comprises options over 113,330 (2004: 159,636) shares and 87,747 (2004: 107,044) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable, and are not subject to any EPS growth targets being achieved. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

Analysis of closing balance—outstanding at end of year

		December 31, 2005		December 31, 2004
	Exercise prices	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
Options by exercise price
€ options	€15.39	82,286	0.9	86,327	1.9
	€16.09	20,508	1.9	36,872	2.1
	€10.63	336,165	2.2	361,126	3.1
	€14.45	65,151	2.9	67,484	3.8
	€17.99	56,028	4.0	—	—
Stg£ options	Stg£8.77	54,409	0.4	182,726	1.4
	Stg£10.08	59,096	1.9	106,367	2.1
	Stg£7.18	455,912	2.0	473,175	3.0
	Stg£9.66	169,451	2.7	189,892	3.7
	Stg£12.38	135,055	3.7	—	—

Total outstanding as at December 31		1,434,061		1,503,969

None of the savings-related share options were exercisable as at December 31, 2004. As at December 31, 2005, 55,011 options were exercisable under the savings-related share option schemes.

The weighted average fair values assigned to options issued under the savings-related share option scheme, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	5-year	3-year	5-year
	€	€	Stg£ *	Stg£ *
Granted during 2003 (amounts in €)	3.21	4.12	3.21	4.12
Granted during 2004 (amounts in €)	4.32	5.19	4.32	5.19
Granted during 2005 (amounts in €)	5.08	5.83	5.08	5.83

*	€ equivalents at the date of grant

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—EMPLOYEE SHARE OPTIONS (continued)

The fair values of options granted under the savings-related share option scheme were determined using the following assumptions:

	2005		2004		2003
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (amounts in €)	17.99	17.99	14.45	14.45	10.63	10.63
Risk-free interest rate (%)	2.67	3.03	2.70	3.30	2.86	3.42
Expected dividend payments over the expected life (€ cent)	134.29	260.74	114.59	222.50	97.58	189.46
Expected volatility (%)	23.4	23.3	26.1	27.4	27.1	31.9
Expected life in years	3	5	3	5	3	5

The expected volatility was determined using an historical sample of 37 month-end CRH share prices in respect of the three-year savings-related share options and 61 month-end share prices in respect of the five-year savings-related share options. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialize.

Other than the assumptions listed above, no other features of options grants were factored into the determination of fair value.

The terms of the options issued under the savings-related share option scheme do not contain any market conditions within the meaning of IFRS 2.

There were no modifications effected to the savings-related share option scheme during the course of 2005 or 2004.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—FINANCE COSTS AND FINANCE REVENUE

	2005	2004
	€m	€m
Finance costs
Interest payable on bank loans and overdrafts repayable wholly within five years:
—by instalments	9.5	9.6
—not by instalments	93.3	71.7
Interest payable under finance leases and hire purchase contracts	2.5	2.4
Interest payable on other borrowings	93.1	83.6

	198.4	167.3
Unwinding of discount element of provisions for liabilities and charges	9.1	6.1
Unwinding of discount applicable to deferred and contingent acquisition consideration	6.5	5.2
Mark-to-market of designated fair value and net investment hedges and related debt:
—interest rate swaps (i)	85.9	16.9
—currency swaps and forward contracts	(5.7)	5.8
—gross hedged fixed rate debt (i)	(85.1)	(18.9)
Defined benefit pension obligations: interest cost on scheme liabilities	88.3	81.9

Total finance costs	297.4	264.3

Finance revenue
Interest receivable on loans to joint ventures and associates	(4.1)	(4.1)
Other interest receivable	(40.5)	(23.4)

	(44.6)	(27.5)
Defined benefit pension obligations: expected return on scheme assets	(93.7)	(90.4)

Total finance revenue	(138.3)	(117.9)

Finance costs (net)	159.1	146.4

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating. Fixed rate debt which has been converted to floating rate through the usage of interest rate swaps is stated in the Consolidated Balance Sheets at adjusted fair value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is taken to income in each reporting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—GROUP SHARE OF ASSOCIATES’ INCOME AFTER TAX

The Group’s share of associates’ income after tax is equity-accounted and is presented as a single-line item in the Consolidated Statements of Income. The income after tax generated by the Group’s associates is analyzed as follows between the principal Consolidated Statements of Income captions:

	2005	2004
	€m	€m
Group share of:
Revenue	560.9	524.7

Income before finance costs	37.6	27.6
Finance costs (net)	(2.8)	(2.3)

Income before tax	34.8	25.3
Income tax expense	(8.9)	(5.9)

Income after tax	25.9	19.4

NOTE 10—INCOME TAX EXPENSE

	2005	2004
	€m	€m
Current tax
Ireland
Corporation tax at 12.5% (2004: 12.5%)	16.2	17.5
Less: manufacturing relief	(3.3)	(3.2)

	12.9	14.3
Overseas tax	213.0	170.4
Tax on disposal of fixed assets	4.6	5.0

Total current tax	230.5	189.7

Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	5.8	1.4
Employee share options	(1.6)	(9.0)
Derivative financial instruments	0.2	0.2
Other items	37.7	49.9

Total deferred tax	42.1	42.5

Income tax expense	272.6	232.2

Reconciliation of average effective tax rate to applicable tax rate

Income before tax (€ millions)	1,278.9	1,104.0
Tax charge expressed as a percentage of income before tax:
—current tax expense only	18.0%	17.2%
—total income tax expense (current and deferred)	21.3%	21.0%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—INCOME TAX EXPENSE (continued)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	2005	2004
	% of income before tax
Irish corporation tax rate	12.5	12.5
Manufacturing relief in the Republic of Ireland	(0.3)	(0.3)
Higher tax rates on overseas earnings	14.9	14.3
Other items (mainly expenses not deductible for tax purposes)	(5.8)	(5.5)

Total effective tax rate	21.3	21.0

Current and deferred tax applicable to items charged or credited directly to retained income

The aggregate current and deferred tax relating to such items may be analyzed as follows:

	2005	2004
	€m	€m
Defined benefit pension obligations	21.7	31.3
Employee share options	12.3	—
Cash flow hedges	(0.7)	—

Total	33.3	31.3

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Unremitted earnings in subsidiaries, joint ventures and associates

No provision has been recognized in respect of the unremitted earnings of subsidiaries and joint ventures as there is no commitment to remit earnings. A deferred tax liability has been recognized in relation to unremitted earnings of associates on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence by definition), deferred tax liabilities are recognized where appropriate in respect of the Group’s investments in these entities. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would be immaterial.

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—DIVIDENDS

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2005	2004
	€m	€m
Dividends paid
Preference
5% Cumulative Preference Shares €3,174 (2004: €3,174)	—	—
7% ‘A’ Cumulative Preference Shares €77,505 (2004: €77,505)	0.1	0.1
Equity
Final—paid 23.4c per Ordinary Share in May 2005 (19.9c paid in May 2004)	124.8	104.9
Interim—paid 11.25c per Ordinary Share in November 2005 (2004: 9.6c paid in November 2004)	60.3	51.0

Total	185.2	156.0

Dividends proposed (memorandum disclosure)
Equity
Final 2005—proposed 27.75c per Ordinary Share (2004: 23.4c)	148.8	124.7

Reconciliation to Consolidated Statements of Cash Flows
Dividends to shareholders	185.2	156.0
Less: issue of shares in lieu of dividend (i)	(21.0)	(36.4)

Dividends paid to equity holders of the Company	164.2	119.6
Dividends paid by subsidiaries to minority interests	9.4	2.6

Total dividends paid	173.6	122.2

(i)	In accordance with the scrip dividend scheme, shares to the value of €21.0 million (2004: €36.4 million) were issued in lieu of dividends.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—EARNINGS PER ORDINARY SHARE

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2005		2004
	€m		€m

Numerator computations
Basic and diluted earnings per Ordinary Share
Group income for the financial year	1,006.3		871.8
Income attributable to minority interest	(8.4)		(5.7)

Income attributable to equity holders of the Company	997.9		866.1
Preference dividends	(0.1)		(0.1)

Income attributable to ordinary equity holders of the Company	997.8		866.0
Amortization of intangible assets	9.1		4.1

Income attributable to ordinary equity holders of the Company excluding amortization of intangible assets	1,006.9		870.1

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year	534.3		529.5
Effect of dilutive potential Ordinary Shares (employee share options) (i)	4.4		2.9

Denominator for diluted earnings per Ordinary Share	538.7		532.4

Basic earnings per Ordinary Share
—including amortization of intangible assets	186.7	c	163.6	c

—excluding amortization of intangible assets	188.5	c	164.3	c

Diluted earnings per Ordinary Share
—including amortization of intangible assets	185.2	c	162.7	c

—excluding amortization of intangible assets	186.9	c	163.4	c

(i)	In accordance with IAS 33 Earnings per Share, the employee options, which are performance-based, are treated as contingently issuable shares because their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. These contingently issuable ordinary shares are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and machinery	Transport	Assets in course of construction	Total
	€m	€m	€m	€m	€m
December 31, 2005
At January 1, net of accumulated depreciation	3,185.6	2,221.6	203.8	219.6	5,830.6
Translation adjustment	232.0	191.3	23.2	20.3	466.8
Reclassifications between captions	49.9	48.9	2.1	(100.9)	—
Additions at cost	95.7	352.6	61.9	141.9	652.1
Arising on acquisition (note 33)	284.1	182.5	27.8	8.0	502.4
Disposals	(51.3)	(17.0)	(4.3)	—	(72.6)
Depreciation charge for year	(117.3)	(380.8)	(57.7)	—	(555.8)

At December 31, net of accumulated depreciation	3,678.7	2,599.1	256.8	288.9	6,823.5

At December 31, 2005
Cost/deemed cost	4,389.0	4,932.7	578.9	288.9	10,189.5
Accumulated depreciation	(710.3)	(2,333.6)	(322.1)	—	(3,366.0)

Net carrying amount	3,678.7	2,599.1	256.8	288.9	6,823.5

The equivalent disclosure for the prior year is as follows:

December 31, 2004
At January 1, net of accumulated depreciation	2,797.9	2,243.3	209.3	115.7	5,366.2
Translation adjustment	(99.7)	(61.4)	(8.1)	(8.4)	(177.6)
Reclassifications between captions	28.7	48.7	2.9	(80.3)	—
Joint venture becoming an associate	—	(114.9)	—	—	(114.9)
Additions at cost	77.6	239.3	44.3	189.5	550.7
Arising on acquisition (note 33)	554.9	230.4	19.3	3.1	807.7
Disposals	(44.9)	(30.0)	(10.7)	—	(85.6)
Depreciation charge for year	(128.9)	(333.8)	(53.2)	—	(515.9)

At December 31, net of accumulated depreciation	3,185.6	2,221.6	203.8	219.6	5,830.6

At January 1, 2004
Cost/deemed cost	3,227.7	3,854.4	446.0	115.7	7,643.8
Accumulated depreciation	(429.8)	(1,611.1)	(236.7)	—	(2,277.6)

Net carrying amount	2,797.9	2,243.3	209.3	115.7	5,366.2

At December 31, 2004
Cost/deemed cost	3,720.9	4,029.3	457.1	219.6	8,426.9
Accumulated depreciation	(535.3)	(1,807.7)	(253.3)	—	(2,596.3)

Net carrying amount	3,185.6	2,221.6	203.8	219.6	5,830.6

The carrying value of mineral-bearing land and buildings included in the land and buildings category above amounted to €1,812.2 million at the balance sheet date (2004: €1,488.3 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—PROPERTY, PLANT AND EQUIPMENT (continued)

Revaluation of land and buildings

Land and buildings purchased since December 31, 1980 are reflected at cost. Land and buildings (excluding buildings of a specialized nature) purchased prior to December 31, 1980 were revalued by professional valuers at that date on an existing use basis; as stated in the accounting policies note, this revaluation has been carried forward as deemed cost under the transitional provisions of IFRS 1 First-time Adoption of International Financial Reporting Standards. Other than the aforementioned revaluation, all items of property, plant and equipment are recorded at cost.

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of land and buildings assets held at deemed cost and at cost is as follows:

	2005	2004
	€m	€m
At deemed cost as at December 31, 1980	56.7	57.3
At cost post December 31, 1980	4,332.3	3,663.6

Total	4,389.0	3,720.9

Assets held under finance leases

The net carrying amount and the depreciation charge during the year in respect of assets held under finance leases and accordingly capitalized in property, plant and equipment are as follows:

	2005	2004
	€m	€m
Cost	68.6	65.3
Accumulated depreciation	(18.7)	(14.1)

Net carrying amount	49.9	51.2

Depreciation charge for year	5.7	4.2

Future purchase commitments for property, plant and equipment
Contracted for but not provided in the financial statements	219.2	165.7

Authorized by the Directors but not contracted for	115.9	87.7

NOTE 14—INTANGIBLE ASSETS

Under previous GAAP (Irish GAAP), with effect from January 1, 1998, goodwill was capitalized, and related amortization based on a presumed maximum useful life of 20 years was charged against operating income in the Consolidated Statements of Income on a straight-line basis from the date of initial recognition. Goodwill arising on acquisitions completed prior to January 1, 1998 was written-off immediately against reserves. The net book value of this goodwill as at the transition date to IFRS (January 1, 2004) has been treated as deemed cost and is subject to impairment testing on an annual basis.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS (continued)

The goodwill balances disclosed below include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in investments in associates in the Consolidated Balance Sheets (see note 15 below addressing financial assets).

		Other intangible assets
	Goodwill	Marketing- related	Customer- related	Contract- based	Total
	€m	€m	€m	€m	€m
December 31, 2005
At January 1, net of accumulated amortization	1,756.9	4.7	10.7	1.8	1,774.1
Translation adjustment	110.7	0.6	2.7	0.1	114.1
Arising on acquisition (note 33)	323.6	5.1	38.4	2.9	370.0
Disposals	(0.9)	—	—	—	(0.9)
Excess of fair value of identifiable net assets over consideration paid	4.3	—	—	—	4.3
Amortization charge for year	—	(2.0)	(6.5)	(0.6)	(9.1)

At December 31, net of accumulated amortization	2,194.6	8.4	45.3	4.2	2,252.5

At December 31, 2005
Cost		11.7	55.0	5.1	71.8
Accumulated amortization		(3.3)	(9.7)	(0.9)	(13.9)

Net carrying amount		8.4	45.3	4.2	57.9

The equivalent disclosure for the prior year is as follows:

December 31, 2004
At January 1, net of accumulated amortization	1,625.1	—	—	—	1,625.1
Translation adjustment	(44.6)	(0.4)	(0.8)	(0.1)	(45.9)
Arising on acquisition (note 33)	189.8	6.1	14.2	2.3	212.4
Joint venture becoming an associate	(24.3)	—	—	—	(24.3)
Excess of fair value of identifiable net assets over consideration paid	10.9	—	—	—	10.9
Amortization charge for year	—	(1.0)	(2.7)	(0.4)	(4.1)

At December 31, net of accumulated amortization	1,756.9	4.7	10.7	1.8	1,774.1

At December 31, 2004
Cost		5.7	13.1	2.2	21.0
Accumulated amortization		(1.0)	(2.4)	(0.4)	(3.8)

Net carrying amount		4.7	10.7	1.8	17.2

The useful lives of all intangible assets (excluding goodwill given that it is not subject to amortization under IFRS) are finite and range from one to ten years dependent on the nature of the asset.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS (continued)

Impairment testing of goodwill

No impairment losses have been recognized by the Group in respect of goodwill in either financial year or as at the transition date to IFRS (January 1, 2004).

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) for the purposes of impairment testing based on the business segment into which the business combination will be assimilated. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the primary and secondary segments determined in accordance with IAS 14 Segment Reporting. A total of 24 cash-generating units have been identified and these are analyzed as follows between the six business segments in the Group:

CGUs
Europe Materials	7
Europe Products	7
Europe Distribution	1
Americas Materials	4
Americas Products	4
Americas Distribution	1

Total cash-generating units	24

Impairment testing methodology and results

The recoverable amount of each of the 24 cash-generating units is determined based on a value-in-use computation. The cash flow forecasts employed for the value-in-use computation are extracted from a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude incremental profits and other cash flows stemming from future acquisition activity. The five-year cash flows obtained from this document are projected forward for an additional five years using the lower of historical compound annual growth and anticipated inflation as the relevant general growth factor. A 20-year annuity-based terminal value is calculated using the average of the last five years’ cash flows adjusted to take account of cumulative inflation to year 10 (being the end of the projection period); the terminal value specifically excludes any underlying growth assumption. The recoverable amount stemming from this exercise represents the present value of the future cash flows inclusive of the aforementioned terminal value discounted at a before-tax weighted average cost of capital appropriate to the cash-generating unit being assessed for impairment; the before-tax discount rates range from 7.4% to 10.8% (2004: 7.8% to 11.7%) dependent on the tax rate applicable in the jurisdiction concerned. The average before-tax discount rate represents a premium of circa 0.5 percentage points on the Group’s estimated before-tax weighted average cost of capital. Applying the above techniques, no impairment arose in 2005 (2004: nil).

Key assumptions include management’s estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The term of the discounted cash flow model is a significant factor in determining the fair value of the cash-generating units and has been arrived at taking account of the Group’s strong financial position, its established history of earnings growth and cash flow generation, its proven ability to pursue and integrate value-enhancing acquisitions and the nature of building materials where obsolescence risk is very low.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS (continued)

The goodwill allocated to each of the 24 cash-generating units accounts for between 10% and 20% of the total carrying amount of €2,194.6 million (2004: €1,756.9 million) in two instances and less than 10% of the total carrying amount in all other cases. The additional disclosures required under IAS 36 Impairment of Assets in relation to significant goodwill amounts arising in each of these two cash-generating units (Europe Distribution within the Europe Products & Distribution Division and Finland Materials within the Europe Materials Division) are as follows:

	Europe Distribution	Finland Materials
Carrying amount of goodwill allocated to the CGU	€288.0m	€222.3m
Carrying amount of indefinite-lived intangible assets allocated to the CGU	Nil	Nil
Basis on which recoverable amount of the CGU has been assessed	Value-in-use	Value-in-use
Discount rate applied to the cash flow projections (real before-tax)	10.0%	8.8%
Excess of value-in-use over carrying amount	€359.6m	€181.6m

Additional disclosure requirements due to the employment of value-in-use in determining recoverable amount:

•	The key assumptions used are in line with those addressed above. The values applied to each of the key assumptions are derived from a combination of internal and external factors based on historical experience and take into account the stability of cash flows typically associated with these businesses.

•	The cash flows for each of the two CGUs have been projected in line with the methodology disclosed above with the cash flows arising after the five-year period in the strategic plan document being grown by inflation.

Given the magnitude of the excess of value-in-use over carrying amount in both instances, and the absence of any reasonably possible changes in the key assumptions employed, the additional disclosures in IAS 36 pertaining to sensitivity of the value-in-use computations are not warranted.

NOTE 15—FINANCIAL ASSETS

	December 31, 2005
	Associates
	Share of net assets	Goodwill	Loans	Subtotal	Other (i)	Total
	€m	€m	€m	€m	€m	€m
At January 1	157.1	18.5	3.2	178.8	113.2	292.0
Translation adjustment	9.6	2.9	0.1	12.6	0.4	13.0
Reclassifications	17.0	—	—	17.0	(17.0)	—
Arising on acquisition (note 33)	10.6	—	1.3	11.9	9.0	20.9
Investments and advances	211.3	87.6	—	298.9	7.7	306.6
Disposals	(1.4)	—	(1.7)	(3.1)	(6.4)	(9.5)
Retained income less dividends paid	11.5	—	—	11.5	—	11.5

At December 31	415.7	109.0	2.9	527.6	106.9	634.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—FINANCIAL ASSETS (continued)

The equivalent disclosure for the prior year is as follows:

	December 31, 2004
	Associates
	Share of net assets	Goodwill	Loans	Subtotal	Other (i)	Total
	€m	€m	€m	€m	€m	€m
At January 1	68.9	(2.8)	3.3	69.4	79.5	148.9
Translation adjustment	(6.9)	(1.4)	(0.1)	(8.4)	0.2	(8.2)
Joint venture becoming an associate	93.3	19.6	—	112.9	(5.5)	107.4
Arising on acquisition (note 33)	(12.3)	—	—	(12.3)	39.9	27.6
Investments and advances	2.9	3.1	—	6.0	5.0	11.0
Disposals	—	—	—	—	(5.9)	(5.9)
Retained income less dividends paid	11.2	—	—	11.2	—	11.2

At December 31	157.1	18.5	3.2	178.8	113.2	292.0

The investment in associates (including goodwill and loans payable to CRH) is analyzed as follows:

	2005	2004
	€m	€m
Non-current assets	602.9	220.4
Current assets	272.8	202.4
Non-current liabilities (including loans payable)	(179.1)	(142.5)
Current liabilities	(169.0)	(101.5)

Net assets	527.6	178.8

(i)	The other financial assets caption comprises trade investments carried at historical cost together with quoted investments at fair value and loans extended by the Group to joint ventures (which are treated as loans and receivables under IAS 39 Financial Instruments: Recognition and Measurement and are included within financial assets at historical cost); the balance at December 31, 2005 comprises €22.0 million in respect of trade and quoted investments and €84.9 million in respect of loans to joint ventures (2004: €32.9 million and €80.3 million respectively).

(ii)	The investments in associated undertakings are not publicly traded with the exception of SAMSE. A listing of the principal associated undertakings is as follows:

Incorporated and operating in	% held		Products and services
Israel	25.00	Mashav Initiating and Development Limited	Cement
Spain	26.30	Corporación Uniland	Cement, aggregates, readymixed concrete and mortar
France	23.39	Groupe SAMSE	Builders merchants and DIY stores
United States	45.00	Buckeye Ready-Mix, LLC	Readymixed concrete

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SALE OF INVESTMENTS AND PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	€m	€m
Investments and property, plant and equipment sold at net carrying amount:
—property, plant and equipment	72.6	85.6
—intangible assets	0.9	—
—financial assets	9.5	5.9

Total	83.0	91.5
Gain on sale of investments and property, plant and equipment	19.8	10.8

Proceeds from sale of investments and property, plant and equipment—Consolidated Statements of Cash Flows	102.8	102.3

NOTE 17—INVENTORIES

	2005	2004
	€m	€m
Raw materials	408.2	320.1
Work-in-progress	112.6	80.9
Finished goods	1,201.8	907.9

Total inventories at the lower of cost and net realizable value	1,722.6	1,308.9

Write-downs of inventories recognized as an expense within cost of sales amounted to €16.5 million (2004: €8.2 million).

The aggregate amount of costs incurred and recognized income (less recognized losses) for all contracts in progress at the balance sheet date was €418.1 million (2004: €293.4 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

NOTE 18—ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2005	2004
	€m	€m
All current
Trade receivables	2,031.5	1,656.6
Provision for doubtful accounts	(106.7)	(95.9)

	1,924.8	1,560.7
Amounts receivable in respect of construction contracts	170.7	110.8
Other receivables	226.4	186.2
Amounts receivable from associates	4.3	1.7
Prepayments and accrued income	150.2	113.7

Total	2,476.4	1,973.1

Retentions held by customers included in other receivables at the balance sheet date amounted to €10.3 million (2004: €7.7 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
	€m	€m
Current
Trade payables	1,204.7	982.1
Irish employment-related taxes	4.9	7.1
Other employment-related taxes	42.4	40.8
Value added tax	72.6	52.7
Deferred and contingent acquisition consideration	72.5	40.1
Other payables	242.6	163.8
Accruals and deferred income	589.5	450.2
Amounts payable to associates	25.2	5.3

Subtotal—current	2,254.4	1,742.1

Non-current
Other payables	25.1	34.0
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:
—between one and two years	38.7	24.2
—between two and five years	78.2	52.8
—after five years	45.6	11.0

Subtotal—non-current	187.6	122.0

Total	2,442.0	1,864.1

Included in other payables are advances of €40.8 million (2004: €25.7 million) received from customers in respect of work to be performed under construction contracts.

NOTE 20—MOVEMENT IN WORKING CAPITAL

	December 31, 2005
	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
At January 1	1,308.9	1,973.1	(1,864.1)	1,417.9
Translation adjustment	101.4	145.5	(151.3)	95.6
Arising on acquisition (note 33)	190.3	247.5	(228.4)	209.4
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (net present cost) (note 33)	—	—	(123.2)	(123.2)
—paid during the year	—	—	45.3	45.3
Interest accruals	—	1.2	(20.9)	(19.7)
Reclassifications	—	—	(17.7)	(17.7)
Increase/(decrease) in working capital	122.0	109.1	(81.7)	149.4

At December 31	1,722.6	2,476.4	(2,442.0)	1,757.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—MOVEMENT IN WORKING CAPITAL (continued)

The equivalent disclosure for the prior year is as follows:

	December 31, 2004
	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
At January 1	1,155.8	1,747.7	(1,645.2)	1,258.3
Translation adjustment	(39.6)	(57.8)	59.8	(37.6)
Arising on acquisition (note 33)	85.8	231.2	(185.1)	131.9
Joint venture becoming an associate	(15.1)	(13.7)	19.6	(9.2)
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (net present cost) (note 33)	—	—	(50.3)	(50.3)
—paid during the year	—	—	57.3	57.3
Interest accruals	—	4.6	(15.7)	(11.1)
Increase/(decrease) in working capital	122.0	61.1	(104.5)	78.6

At December 31	1,308.9	1,973.1	(1,864.1)	1,417.9

NOTE 21—LIQUID INVESTMENTS AND CASH AND CASH EQUIVALENTS

Accounting for financial instruments

The Group elected to pursue early implementation of IAS 32 Financial Statements: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement with effect from January 1, 2004 (the transition date to IFRS) taking account of the prohibition on the fair valuation of financial liabilities imposed by the version of IAS 39 approved by the European Union.

(a)	Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly, the related balances have been treated as financial assets and have been categorized as either “fair value through profit and loss” or “loans and receivables” as shown in the table below. The credit risk attaching to these items is documented in note 23.

	2005	2004
	€m	€m
Fair value through profit and loss	342.2	297.4
Loans and receivables	0.3	14.3

Total	342.5	311.7

(b)	Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—LIQUID INVESTMENTS AND CASH AND CASH EQUIVALENTS (continued)

and are subject to an insignificant risk of changes in value. Where investments are categorized as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheets.

Cash and cash equivalents are reported at fair value and are analyzed as follows:

	2005	2004
	€m	€m
Cash at bank and in hand	294.0	225.5
Investments (short-term deposits)	854.6	846.5

Included in Consolidated Balance Sheets and Consolidated Statements of Cash Flows	1,148.6	1,072.0

Cash at bank and in hand earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

NOTE 22—INTEREST-BEARING LOANS AND BORROWINGS

	2005	2004
	€m	€m
Bank loans and overdrafts:
—unsecured	1,753.2	1,174.9
— secured*	45.9	67.5
Other term loans:
—unsecured	3,262.3	2,745.9
—secured*	45.4	65.5

Interest-bearing loans and borrowings (non-current and current)	5,106.8	4,053.8

Included in current liabilities in the Consolidated Balance Sheets:
Loans repayable within one year	(436.0)	(135.3)
Bank overdrafts	(146.3)	(116.1)

Current interest-bearing loans and borrowings	(582.3)	(251.4)

Non-current interest-bearing loans and borrowings	4,524.5	3,802.4

*	Secured on specific property, plant and equipment

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—INTEREST-BEARING LOANS AND BORROWINGS (continued)

	2005	2004
	€m	€m
Repayment schedule
Within one year	582.3	251.4
Between one and two years	332.0	329.4
Between two and three years	236.8	200.7
Between three and four years	1,272.1	195.8
Between four and five years	244.3	701.5
After five years	2,439.3	2,375.0

	5,106.8	4,053.8

Instalment payments
Loans fully repayable within five years:
—not by instalments	2,348.0	1,419.8
—by instalments	247.9	244.4

Subtotal	2,595.9	1,664.2

Loans fully repayable in more than five years:
—not by instalments	2,373.4	2,250.2
—by instalments**	137.5	139.4

Subtotal	2,510.9	2,389.6

Interest-bearing loans and borrowings (non-current and current)	5,106.8	4,053.8

**	€65.9 million (2004: €124.8 million) falls due for repayment after five years.

Obligations under finance leases

Obligations under finance leases included above (net of interest) are due as follows:

Within one year	13.3	11.1
Between one and two years	11.8	10.6
Between two and five years	18.3	22.5
After five years	6.0	10.3

	49.4	54.5

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available as at December 31, 2005 and December 31, 2004, in respect of which all conditions precedent had been met, mature as follows:

Within one year	89.4	76.2
Between one and two years	12.3	80.7
Between two and five years	178.1	578.1
After five years	—	41.7

	279.8	776.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—INTEREST-BEARING LOANS AND BORROWINGS (continued)

Included in the figures above is an amount of €91.7 million in respect of the Group’s share of facilities available to joint ventures (2004: €109.8 million).

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €4,587.2 million in respect of loans, bank advances and future lease obligations, €23.1 million in respect of deferred acquisition consideration, €186.4 million in respect of letters of credit and €14.2 million in respect of other obligations.

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings and of a general partnership in the Republic of Ireland for the financial year ended December 31, 2005 and, as a result, such subsidiary undertakings and the general partnership have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments recognized as assets and liabilities in the Consolidated Balance Sheets are analyzed as follows:

	2005	2004
	€m	€m
Non-current assets
Fair value hedges	135.2	173.2
Net investment hedges	19.6	—

	154.8	173.2

Current assets
Fair value hedges	4.8	0.7
Cash flow hedges	2.7	—
Net investment hedges	20.2	—
Not designated as hedges	3.0	0.4

	30.7	1.1

Total assets	185.5	174.3

Non-current liabilities
Fair value hedges	(12.7)	(46.7)
Cash flow hedges	(0.3)	(0.1)
Net investment hedges	—	(4.2)
Not designated as hedges	(0.5)	(0.9)

	(13.5)	(51.9)

Current liabilities
Fair value hedges	(1.3)	(15.7)
Cash flow hedges	(0.1)	(0.3)
Net investment hedges	(1.4)	(192.8)
Not designated as hedges	(1.8)	(1.6)

	(4.6)	(210.4)

Total liabilities	(18.1)	(262.3)

Net asset/(liability) on derivative financial instruments	167.4	(88.0)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents, short-dated liquid investments and finance leases are used to finance the Group’s operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The main risks attaching to the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

Interest rate risk

The Group’s exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by a centrally-controlled treasury function using a mix of fixed and floating rate debt; in recent years, the Group’s target has been to fix interest rates on approximately 50% of net debt as at the period-end. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations; undesignated financial instruments are termed “not designated as hedges” in the preceding analysis of derivative financial instruments in the Consolidated Balance Sheets.

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value to weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Statements of Income in the period in which they arise.

Given its presence in 25 countries worldwide, the principal foreign exchange risk is translation-related arising from fluctuations in the euro value of the Group’s net investment in currencies other than the euro. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to partially hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments as discussed in Note 21 above. These deposits and other financial instruments (principally certain derivatives and loans and receivables included

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS (continued)

within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group’s operations is not significant. Customers who wish to trade on credit terms are subject to strict verification procedures prior to credit being advanced and are subject to continued monitoring at operating company level.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short-term and long-term debt obligations and derivative transactions. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due. To achieve this objective, the Group:

•	maintains cash balances and liquid investments with highly-rated counterparties;

•	limits the maturity of cash balances; and

•	borrows the bulk of its debt needs under committed bank lines or other term financing.

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with derivatives to hedge future energy costs accounting for 0.9% of the total fair value of derivatives as at the period-end (2004: 0.9%).

NOTE 24—ANALYSIS OF NET DEBT

Components of and reconciliation of opening to closing net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and current and non-current interest-bearing loans and borrowings.

	December 31, 2005
	At January 1	Cash flow	Acquisitions	Mark-to- market	Translation adjustment	At December 31
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents (note 21)	1,072.0	(28.9)	58.0	—	47.5	1,148.6
Liquid investments (note 21)	311.7	15.0	—	—	15.8	342.5
Interest-bearing loans and borrowings (note 22)	(4,053.8)	(540.4)	(137.6)	85.1	(460.1)	(5,106.8)
Derivative financial instruments (net) (note 23)	(88.0)	102.8	—	(79.2)	231.8	167.4

Group net debt (including share of non-recourse debt in joint ventures)	(2,758.1)	(451.5)	(79.6)	5.9	(165.0)	(3,448.3)

Group net debt excluding proportionately consolidated joint ventures	(2,501.1)	(436.0)	(80.9)	6.1	(165.2)	(3,177.1)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

The equivalent disclosure for the prior year is as follows:

	December 31, 2004
	At January 1	Cash flow	Acquisitions	Joint venture becoming an associate	Mark-to- market	Translation adjustment	At December 31
	€m	€m	€m	€m	€m	€m	€m
Cash and cash equivalents (note 21)	1,040.9	(15.2)	67.4	(1.0)	—	(20.1)	1,072.0
Liquid investments (note 21)	292.1	25.2	—	—	—	(5.6)	311.7
Interest-bearing loans and borrowings (note 22)	(3,910.6)	(138.2)	(269.9)	31.2	18.9	214.8	(4,053.8)
Derivative financial instruments (net) (note 23)	22.9	62.2	—	—	(19.9)	(153.2)	(88.0)

Group net debt (including share of non-recourse debt in joint ventures)	(2,554.7)	(66.0)	(202.5)	30.2	(1.0)	35.9	(2,758.1)

Group net debt excluding proportionately consolidated joint ventures	(2,377.1)	(76.3)	(80.9)	—	(1.0)	34.2	(2,501.1)

Interest rate and currency profile

The interest rate and currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at December 31, 2005 is as follows:

	euro	US Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	562.5	235.0	86.4	188.8	75.9	1,148.6
Liquid investments—floating rate	85.5	84.5	172.5	—	—	342.5
Interest-bearing loans and borrowings—fixed rate	(221.1)	(3,007.3)	(24.1)	(20.5)	(41.4)	(3,314.4)
Interest-bearing loans and borrowings—floating rate	(1,116.4)	(193.2)	(379.0)	(0.1)	(103.7)	(1,792.4)

Net debt by major currency excluding derivative financial instruments	(689.5)	(2,881.0)	(144.2)	168.2	(69.2)	(3,615.7)
Derivative financial instruments (including mark-to-market)	(1,017.6)	1,676.7	125.5	(360.8)	(256.4)	167.4

Net debt by major currency including derivative financial instruments	(1,707.1)	(1,204.3)	(18.7)	(192.6)	(325.6)	(3,448.3)
Non-debt assets and liabilities analyzed as follows:
Non-current assets	3,943.5	4,632.7	510.2	365.7	724.9	10,177.0
Current assets	1,692.5	1,876.9	225.3	147.7	256.6	4,199.0
Non-current liabilities	(486.7)	(1,096.7)	(333.9)	(87.0)	(53.4)	(2,057.7)
Current liabilities	(1,161.6)	(1,084.5)	(163.9)	(80.7)	(145.6)	(2,636.3)
Minority interest	(23.6)	(2.6)	—	(7.3)	(4.8)	(38.3)

Capital and reserves attributable to the Company’s equity holders	2,257.0	3,121.5	219.0	145.8	452.1	6,195.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

Interest-bearing loans and borrowings—fixed rate

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at December 31, 2005 are as follows:

	euro	US Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Interest-bearing loans and borrowings—fixed rate as above	(221.1)	(3,007.3)	(24.1)	(20.5)	(41.4)	(3,314.4)
Impact of derivative financial instruments on fixed rate debt	(562.9)	2,430.6	(21.9)	(32.8)	(94.6)	1,718.4

Net fixed rate interest-bearing loans and borrowings	(784.0)	(576.7)	(46.0)	(53.3)	(136.0)	(1,596.0)

Weighted average fixed interest rates	3.4%	7.4%	5.0%	2.5%	5.1%	5.0%
Weighted average fixed periods—years	2.1	6.4	2.4	2.3	1.7	3.7

Gross debt by major currency—analysis of effective interest rates:
—excluding derivative financial instruments	3.3%	6.8%	4.9%	4.2%	4.2%	5.7%
—gross debt excluding derivative financial instruments	(1,337.5)	(3,200.5)	(403.1)	(20.6)	(145.1)	(5,106.8)
—including derivative financial instruments	3.0%	6.8%	5.0%	1.4%	5.0%	4.3%
—gross debt including derivative financial instruments	(2,355.1)	(1,523.8)	(277.6)	(381.4)	(401.5)	(4,939.4)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Gains and losses arising on the re-translation of net worth are dealt with in the Consolidated Statements of Recognized Income and Expense. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognized in the Consolidated Statements of Income. As at December 31, 2005 and 2004, these exposures were not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

The corresponding interest rate and currency profile of the Group’s net debt and net worth as at December 31, 2004 was as follows:

	euro	US Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	421.9	284.2	179.9	147.7	38.3	1,072.0
Liquid investments—floating rate	80.6	63.7	156.7	—	10.7	311.7
Interest-bearing loans and borrowings—fixed rate	(32.3)	(2,680.4)	(28.5)	(23.1)	(87.2)	(2,851.5)
Interest-bearing loans and borrowings—floating rate	(675.4)	(111.9)	(398.5)	(3.0)	(13.5)	(1,202.3)

Net debt by major currency excluding derivative financial instruments	(205.2)	(2,444.4)	(90.4)	121.6	(51.7)	(2,670.1)
Derivative financial instruments (including mark-to-market)	(1,057.9)	1,558.1	11.0	(362.3)	(236.9)	(88.0)

Net debt by major currency including derivative financial instruments	(1,263.1)	(886.3)	(79.4)	(240.7)	(288.6)	(2,758.1)
Non-debt assets and liabilities analyzed as follows:
Non-current assets	3,270.3	3,512.6	494.6	360.4	594.1	8,232.0
Current assets	1,366.5	1,374.5	208.1	145.6	187.3	3,282.0
Non-current liabilities	(382.8)	(882.1)	(260.7)	(87.2)	(41.0)	(1,653.8)
Current liabilities	(1,019.5)	(783.2)	(146.7)	(80.4)	(92.9)	(2,122.7)
Minority interest	(15.0)	(4.8)	—	(6.6)	(7.8)	(34.2)

Capital and reserves attributable to the Company’s equity holders	1,956.4	2,330.7	215.9	91.1	351.1	4,945.2

Interest-bearing loans and borrowings—fixed rate

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at December 31, 2004 is as follows:

Interest-bearing loans and borrowings—fixed rate as above	(32.3)	(2,680.4)	(28.5)	(23.1)	(87.2)	(2,851.5)
Impact of derivative financial instruments on fixed rate debt	(567.4)	2,236.2	(21.3)	(97.9)	(50.2)	1,499.4

Net fixed rate interest-bearing loans and borrowings	(599.7)	(444.2)	(49.8)	(121.0)	(137.4)	(1,352.1)

Weighted average fixed interest rates	3.1%	7.3%	5.1%	3.1%	6.6%	5.1%
Weighted average fixed periods—years	2.1	8.0	2.0	1.8	1.5	4.1

Gross debt by major currency—analysis of effective interest rates:
—excluding derivative financial instruments	3.9%	6.8%	5.2%	4.2%	4.5%	6.1%
—gross debt excluding derivative financial instruments	(707.7)	(2,792.3)	(427.0)	(26.1)	(100.7)	(4,053.8)
—including derivative financial instruments	3.0%	5.6%	5.4%	1.5%	6.1%	4.2%
—gross debt including derivative financial instruments	(1,765.6)	(1,234.2)	(416.0)	(388.4)	(337.6)	(4,141.8)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—PROVISION FOR LIABILITIES AND CHARGES

Net present cost	At January 1	Translation adjustment	Arising on acquisition	Provided during year	Utilized during year	Reversed unused	Reclassifications (to)/from accruals/ payables	Discount unwinding	At December 31
	€m	€m	€m	€m	€m	€m	€m	€m	€m
December 31, 2005
Insurance (i)	127.8	14.2	1.6	66.1	(60.7)	(0.2)	(6.1)	4.3	147.0
Guarantees and warranties (ii)	29.6	1.1	0.9	6.0	(7.7)	(1.2)	1.5	0.9	31.1
Rationalization and redundancy (iii)	10.5	0.3	0.9	13.5	(8.0)	(0.3)	(1.1)	0.4	16.2
Environment and remediation (iv)	61.1	1.6	0.8	17.8	(5.0)	(0.4)	0.5	2.9	79.3
Other	49.4	0.6	9.6	9.4	(14.2)	(3.3)	7.7	0.6	59.8

Total	278.4	17.8	13.8	112.8	(95.6)	(5.4)	2.5	9.1	333.4

Analyzed as:
Non-current liabilities	182.3								223.0
Current liabilities	96.1								110.4

Total	278.4								333.4

The equivalent disclosure for the prior year is as follows:

December 31, 2004
Insurance (i)	116.6	(7.0)	1.7	59.8	(46.5)	(0.1)	—	3.3	127.8
Guarantees and warranties (ii)	31.2	(0.5)	1.2	10.0	(11.6)	(1.3)	—	0.6	29.6
Rationalization and redundancy (iii)	20.5	0.1	3.0	4.6	(16.0)	(1.8)	—	0.1	10.5
Environment and remediation (iv)	67.1	(1.0)	4.5	7.4	(6.7)	(12.2)	—	2.0	61.1
Other	45.0	0.6	1.3	15.7	(12.4)	(0.9)	—	0.1	49.4

Total	280.4	(7.8)	11.7	97.5	(93.2)	(16.3)	—	6.1	278.4

Analyzed as:
Non-current liabilities	157.7								182.3
Current liabilities	122.7								96.1

Total	280.4								278.4

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—PROVISION FOR LIABILITIES AND CHARGES (continued)

(i)	Insurance

This provision relates to workers’ compensation (employers’ liability) and third-party liabilities or claims covered under the Group’s self-insurance schemes. Reflecting the operation of these self-insurance schemes, a substantial portion of the total provision relates to claims which have not yet materialized (incurred but not reported) in respect of which the Group will bear an excess which will not be recoverable from insurers. In addition, due to the extended time frame which is habitually involved in such claims, a significant component of the total provision is subject to actuarial valuation. Where actuarial valuation is either inappropriate or impractical, other external assessments are made.

(ii)	Guarantees and warranties

Some of the products sold by Group companies (subsidiaries and joint ventures) carry formal guarantees in relation to satisfactory performance spanning varying periods subsequent to purchase. Provision is accordingly made on a net present cost basis for the anticipated cost of honoring such guarantees and warranties at each balance sheet date. Although the expected timing of any payments is uncertain, best estimates have been made in determining a likely cash profile for the purposes of discounting using past experience as a guide.

(iii)	Rationalization and redundancy

These provisions relate to irrevocable commitments under various rationalization and redundancy programs throughout the Group, none of which is individually material. The Group expects that these provisions will be utilized within three years of the balance sheet date.

(iv)	Environment and remediation

This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (being two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land and buildings) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 26—DEFERRED INCOME TAX

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognized are analyzed as follows:

	2005	2004
	€m	€m
Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations	126.5	107.5
Revaluation of derivative financial instruments to fair value	0.9	1.1
Employee share options	32.4	18.5
Other deductible temporary differences	306.7	208.2

Total	466.5	335.3

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition	1,150.9	955.5
Revaluation of derivative financial instruments to fair value	1.7	0.9
Rolled-over capital gains	31.9	31.0

Total	1,184.5	987.4

At January 1	652.1	558.2
Translation adjustment	65.1	(32.5)
Net charge for the year (note 10)	42.1	42.5
Arising on acquisition (note 33)	12.2	125.5
Deconsolidation adjustment: joint venture becoming an associate	—	(10.3)
Increase in deferred tax asset on Group defined benefit pension obligations	(21.7)	(31.3)
Increase in deferred tax asset on employee share options	(12.3)	—
Increase in deferred tax liability on cash flow hedges	0.7	—
Reclassification	(20.2)	—

At December 31	718.0	652.1

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee administered funds.

At the year-end, €43.4 million (2004: €32.8 million) was included in other payables in respect of defined contribution pension liabilities and €0.8 million (2004: €0.4 million) was included in other receivables in respect of defined contribution pension prepayments.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and Portugal (49% joint venture) have been aggregated into a “eurozone” category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group’s share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of Germany, Portugal and the United States.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

In addition to the aforementioned defined benefit pension schemes, provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and in Portugal (49%) and for long-term service commitments in respect of certain employees in the eurozone, Britain and Northern Ireland and Switzerland. These obligations are unfunded in nature and the required disclosures are addressed below.

In all cases, the projected unit credit method has been employed in determining the present value of the defined benefit obligations arising, the related current service cost and, where applicable, past service cost.

In accordance with the exemption afforded under IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative actuarial gains and losses attributable to the Group’s defined benefit pension obligations at the transition date were recognized in full as at that date and adjusted against retained income. The alternative of retrospective application of the corridor methodology under IAS 19 was therefore not availed of. In addition, the Group has elected to avail of early implementation of the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures which enables the recognition of actuarial gains and losses in retained income and the associated movement in the deferred tax asset via the Consolidated Statements of Recognized Income and Expense (SORIE) and has therefore not applied the corridor prospectively from the transition date as permitted under IAS 19 Employee Benefits.

Actuarial valuations

The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations performed. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the case of the United States, valuations are performed using a variety of actuarial cost methodologies—current unit, projected unit and aggregate cost. The actuarial valuations range from April 2002 to December 2005.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rates of increase in remuneration and pensions. In the course of preparing the funding valuations, it was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Financial assumptions

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments are as follows:

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at December 31, 2005 and December 31, 2004 are as follows:

	eurozone		Britain and Northern Ireland		Switzerland		United States
	2005	2004	2005	2004	2005	2004	2005	2004
	%	%	%	%	%	%	%	%
Rate of increase in:
—salaries	4.00	4.00	4.50	4.50	2.25	2.25	4.50	4.50
—pensions in payment	2.00	2.00	3.00	3.00	1.50	1.50	—	—
Inflation	2.00	2.00	2.50	2.50	1.50	1.50	2.50	2.50
Discount rate	4.25	4.75	4.75	5.25	2.75	3.25	5.75	5.75
Medical cost trend rate	5.25	5.25	n/a	n/a	n/a	n/a	10.00	10.00

Scheme assets

The long-term rates of return expected at December 31, 2005 and December 31, 2004, determined in conjunction with the Group’s actuaries and analyzed by class of investment, are as follows:

	eurozone		Britain and Northern Ireland		Switzerland		United States
	2005	2004	2005	2004	2005	2004	2005	2004
	%	%	%	%	%	%	%	%
Equities	7.50	7.75	7.50	7.75	6.00	6.00	8.25	8.25
Bonds	3.50	4.50	4.00	4.50	2.75	3.00	5.75	5.75
Property	7.00	7.00	7.00	7.00	4.00	4.00	7.00	7.00
Other	3.00	3.00	3.50	3.50	2.50	2.50	3.00	3.00

(a) Impact on Consolidated Statements of Income

Analysis of total expense—defined contribution and defined benefits of Income

The total expense charged to the Consolidated Statements of Income in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2005	2004
	€m	€m
Defined contribution
Total defined contribution expense	99.3	78.4

Defined benefit
Defined benefit pension schemes (funded and unfunded)	57.3	45.8
Defined benefit post-retirement healthcare schemes (unfunded)	1.3	—
Defined benefit long-term service commitments (unfunded)	5.3	0.3

Total defined benefit expense	63.9	46.1

Total expense in Consolidated Statements of Income	163.2	124.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analyzed as follows:

	eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Charged in arriving at Group operating income
Current service cost	35.0	26.0	15.8	14.1	10.5	8.7	6.5	5.7	67.8	54.5
Past service cost	1.5	—	—	—	—	0.1	—	—	1.5	0.1

Subtotal	36.5	26.0	15.8	14.1	10.5	8.8	6.5	5.7	69.3	54.6

Included in finance revenue and finance costs respectively:
Expected return on scheme assets	(51.3)	(49.4)	(23.2)	(22.0)	(9.8)	(10.0)	(9.4)	(9.0)	(93.7)	(90.4)
Interest cost on scheme liabilities	43.7	39.4	27.1	25.4	7.6	7.4	9.9	9.7	88.3	81.9

Subtotal	(7.6)	(10.0)	3.9	3.4	(2.2)	(2.6)	0.5	0.7	(5.4)	(8.5)

Net charge to Consolidated Statements of Income	28.9	16.0	19.7	17.5	8.3	6.2	7.0	6.4	63.9	46.1

Actual return on pension scheme assets	166.7	65.5	64.2	25.6	33.6	6.6	6.5	10.1	271.0	107.8

There are no reimbursement rights recognized as assets in accordance with IAS 19 Employee Benefits.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

(b) Impact on Consolidated Balance Sheets

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at December 31, 2005 is analyzed as follows:

	eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Equities	559.3	433.5	266.6	207.6	97.0	75.5	90.9	75.1	1,013.8	791.7
Bonds	290.3	253.7	151.2	126.9	99.9	93.9	41.1	36.7	582.5	511.2
Property	64.2	54.3	3.1	2.5	57.6	60.1	1.5	1.7	126.4	118.6
Other	20.3	22.2	0.9	2.1	22.4	13.8	4.7	5.0	48.3	43.1

Bid value of assets	934.1	763.7	421.8	339.1	276.9	243.3	138.2	118.5	1,771.0	1,464.6
Actuarial value of liabilities (present value)	(1,092.3)	(895.8)	(651.2)	(500.5)	(276.9)	(247.8)	(201.1)	(170.2)	(2,221.5)	(1,814.3)

Deficit in schemes	(158.2)	(132.1)	(229.4)	(161.4)	—	(4.5)	(62.9)	(51.7)	(450.5)	(349.7)
Related deferred income tax asset	35.5	36.9	68.8	48.4	—	1.5	22.2	20.7	126.5	107.5

Net pension liability	(122.7)	(95.2)	(160.6)	(113.0)	—	(3.0)	(40.7)	(31.0)	(324.0)	(242.2)

Analysis of liabilities—funded and unfunded
Funded
Defined benefit pension schemes	(1,065.0)	(893.2)	(649.9)	(499.2)	(272.9)	(243.9)	(189.5)	(161.0)	(2,177.3)	(1,797.3)
Unfunded
Defined benefit pension schemes	(11.8)	(0.8)	—	—	—	—	(4.3)	(3.3)	(16.1)	(4.1)

Total—defined benefit pension schemes	(1,076.8)	(894.0)	(649.9)	(499.2)	(272.9)	(243.9)	(193.8)	(164.3)	(2,193.4)	(1,801.4)
Post-retirement healthcare obligations (unfunded)	(8.6)	(0.8)	—	—	—	—	(7.3)	(5.9)	(15.9)	(6.7)
Long-term service commitments (unfunded)	(6.9)	(1.0)	(1.3)	(1.3)	(4.0)	(3.9)	—	—	(12.2)	(6.2)

Actuarial value of liabilities (present value)	(1,092.3)	(895.8)	(651.2)	(500.5)	(276.9)	(247.8)	(201.1)	(170.2)	(2,221.5)	(1,814.3)

Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	59.9	56.8	63.2	61.2	35.0	31.0	65.8	63.4	57.3	54.1
Bonds	31.1	33.2	35.9	37.4	36.1	38.6	29.7	31.0	32.9	34.9
Property	6.9	7.1	0.7	0.8	20.8	24.7	1.1	1.4	7.1	8.1
Other	2.1	2.9	0.2	0.6	8.1	5.7	3.4	4.2	2.7	2.9

Total	100	100	100	100	100	100	100	100	100	100

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

The asset values above include €9.3 million in respect of investment in Ordinary Shares of the Company as at December 31, 2005 (2004: €6.2 million).

Given that the Group transitioned to IFRS with effect from January 1, 2004, a five-year history in respect of assets, liabilities and actuarial gains and losses is not available.

Analysis of amount included in the Consolidated Statements of Recognized Income and Expense (SORIE)

	eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Actual return less expected return on scheme assets	115.4	16.1	41.0	3.6	23.8	(3.4)	(2.9)	1.1	177.3	17.4
Experience gains and losses arising on scheme liabilities	29.9	(5.2)	3.3	—	5.5	(2.6)	3.5	1.3	42.2	(6.5)
Changes in assumptions underlying the present value of scheme liabilities	(177.1)	(80.2)	(105.2)	(26.9)	(23.3)	(8.4)	—	(14.6)	(305.6)	(130.1)

Actuarial (loss)/gain recognized in SORIE	(31.8)	(69.3)	(60.9)	(23.3)	6.0	(14.4)	0.6	(12.2)	(86.1)	(119.2)

The cumulative actuarial loss recognized in the SORIE is as follows (post January 1, 2004 being the transition date to IFRS):

2005
€m
Recognized in 2004 financial year	(119.2)
Recognized in 2005 financial year	(86.1)

Cumulative actuarial loss recognized in SORIE	(205.3)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

	eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Reconciliation of scheme assets (bid value)
At January 1	763.7	690.0	339.1	306.7	243.3	191.2	118.5	119.0	1,464.6	1,306.9
Movement in year:
Translation adjustment	—	—	9.6	(1.4)	(2.1)	1.9	18.4	(9.4)	25.9	(8.9)
Arising on acquisition (note 33)	—	1.8	—	—	0.6	48.3	—	—	0.6	50.1
Employer contributions paid	34.8	24.2	17.1	15.7	6.9	6.3	2.5	6.2	61.3	52.4
Contributions paid by plan participants	8.2	7.4	4.5	4.1	4.8	4.5	—	—	17.5	16.0
Benefit payments	(39.3)	(25.2)	(12.7)	(11.6)	(10.2)	(15.5)	(7.7)	(7.4)	(69.9)	(59.7)
Actual return on scheme assets	166.7	65.5	64.2	25.6	33.6	6.6	6.5	10.1	271.0	107.8

At December 31	934.1	763.7	421.8	339.1	276.9	243.3	138.2	118.5	1,771.0	1,464.6

Reconciliation of actuarial value of liabilities
At January 1	(895.8)	(760.2)	(500.5)	(444.0)	(247.8)	(181.7)	(170.2)	(164.2)	(1,814.3)	(1,550.1)
Movement in year:
Translation adjustment	—	—	(14.1)	2.4	2.1	(1.8)	(25.7)	15.3	(37.7)	15.9
Arising on acquisition (note 33)	(0.2)	(2.6)	—	—	(0.7)	(48.1)	—	—	(0.9)	(50.7)
Current service cost	(35.0)	(26.0)	(15.8)	(14.1)	(10.5)	(8.7)	(6.5)	(5.7)	(67.8)	(54.5)
Contributions paid by plan participants	(8.2)	(7.4)	(4.5)	(4.1)	(4.8)	(4.5)	—	—	(17.5)	(16.0)
Benefit payments	39.3	25.2	12.7	11.6	10.2	15.5	7.7	7.4	69.9	59.7
Past service cost: benefit enhancements	(1.5)	—	—	—	—	(0.1)	—	—	(1.5)	(0.1)
Interest cost on scheme liabilities	(43.7)	(39.4)	(27.1)	(25.4)	(7.6)	(7.4)	(9.9)	(9.7)	(88.3)	(81.9)
Actuarial gains/(losses) arising on:
—Experience variations	29.9	(5.2)	3.3	—	5.5	(2.6)	3.5	1.3	42.2	(6.5)
—Changes in assumptions	(177.1)	(80.2)	(105.2)	(26.9)	(23.3)	(8.4)	—	(14.6)	(305.6)	(130.1)

At December 31	(1,092.3)	(895.8)	(651.2)	(500.5)	(276.9)	(247.8)	(201.1)	(170.2)	(2,221.5)	(1,814.3)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Anticipated employer contributions payable in the 2006 financial year (expressed using average exchange rates for 2005) amount to €64.2 million in aggregate.

	eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
History of actuarial gains and losses
Actual return less expected return on scheme assets	115.4	16.1	41.0	3.6	23.8	(3.4)	(2.9)	1.1	177.3	17.4
% of scheme assets	12.4%	2.1%	9.7%	1.1%	8.6%	(1.4%)	(2.1%)	0.9%	10.0%	1.2%

Experience gains and losses arising on scheme liabilities	29.9	(5.2)	3.3	—	5.5	(2.6)	3.5	1.3	42.2	(6.5)
% of scheme liabilities (present value)	(2.7%)	0.6%	(0.5%)	—	(2.0%)	1.0%	(1.7%)	(0.8%)	(1.9%)	0.4%

Actuarial (loss)/gain recognized in SORIE	(31.8)	(69.3)	(60.9)	(23.3)	6.0	(14.4)	0.6	(12.2)	(86.1)	(119.2)
% of scheme liabilities (present value)	2.9%	7.7%	9.4%	4.7%	(2.2%)	5.8%	(0.3%)	7.2%	3.9%	6.6%

Post-retirement healthcare benefits Sensitivity analysis on key actuarial assumptions
Impact on current service cost:
—decrease of one percentage point in medical cost trend rate	—	—	n/a	n/a	n/a	n/a	—	—	—	—

—increase of one percentage point in medical cost trend rate	0.1	—	n/a	n/a	n/a	n/a	—	—	0.1	—

Impact on interest cost:
—decrease of one percentage point in medical cost trend rate	—	—	n/a	n/a	n/a	n/a	—	—	—	—

—increase of one percentage point in medical cost trend rate	0.1	—	n/a	n/a	n/a	n/a	—	—	0.1	—

Accumulated obligation:
—decrease of one percentage point in medical cost trend rate	(1.2)	(0.1)	n/a	n/a	n/a	n/a	(0.5)	(0.4)	(1.7)	(0.5)

—increase of one percentage point in medical cost trend rate	1.5	0.1	n/a	n/a	n/a	n/a	0.6	0.4	2.1	0.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—CAPITAL GRANTS

	2005	2004
	€m	€m
At January 1	12.4	12.7
Translation adjustment	—	—
Arising on acquisition (note 33)	0.2	2.2
Received	1.5	0.2
Repayments	—	(0.5)

	14.1	14.6
Released to Consolidated Statements of Income	(2.0)	(2.2)

At December 31	12.1	12.4

There are no unfulfilled conditions or other contingencies attaching to capital grants received.

NOTE 29—SHARE CAPITAL—EQUITY AND PREFERENCE

	Equity		Preference
	Ordinary Shares of €0.32 each	Income Shares of €0.02 each (i)	5% Cumulative Preference Shares of €1.27 each (ii)	7% ‘A’ Cumulative Preference Shares of €1.27 each (iii)
	€m	€m	€m	€m
December 31, 2005
Authorized
At January 1 and December 31	235.2	14.7	0.2	1.1

Number of Shares (000s)	735,000	735,000	150	872

Allotted, called-up and fully paid
At January 1	170.3	10.7	0.1	1.1
Share options and share participation schemes (iv)	1.0	—	—	—
Shares issued in lieu of dividends (v)	0.3	—	—	—

At December 31	171.6	10.7	0.1	1.1

Number of Shares (000s)	536,324	536,324	50	872

The corresponding disclosure in respect of the year ended December 31, 2004 is as follows:

Authorized
At January 1 and December 31	235.2	14.7	0.2	1.1

Number of Shares (000s)	735,000	735,000	150	872

Allotted, called-up and fully paid
At January 1	168.7	10.6	0.1	1.1
Share options and share participation schemes (iv)	0.9	0.1	—	—
Shares issued in lieu of dividends (v)	0.7	—	—	—

At December 31	170.3	10.7	0.1	1.1

Number of Shares (000s)	532,598	532,598	50	872

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—SHARE CAPITAL—EQUITY AND PREFERENCE (continued)

(i)	Income Shares

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

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on April 15 and October 15 in each year.

(iii)	7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on April 5 and October 5 in each year.

(iv)	Share schemes

Details of share options granted under the Company’s share option schemes and savings-related share option schemes and the terms attaching thereto are provided in Note 7 to the Consolidated Financial Statements and in the Report on Directors’ Remuneration on pages R-1 to R-10.

Share participation schemes At December 31, 2005, 5,427,090 (2004: 5,130,287) Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in Note 7.

During the ten-year period commencing on May 3, 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v)	Shares issued in lieu of dividends

In May 2005, 817,895 (2004: 1,887,001) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €20.60 (2004: €16.91) per share, instead of part or all of the cash element of their 2004 and 2003 final dividends. In November 2005, 182,387 (2004: 230,009)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—SHARE CAPITAL—EQUITY AND PREFERENCE (continued)

Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €22.92 (2004: €19.34) per share, instead of part or all of the cash element of their 2005 and 2004 interim dividends.

NOTE 30—RESERVES

	2005				2004
	Share premium account	Other reserves	Foreign currency translation reserve	Retained income	Share premium account	Other reserves	Foreign currency translation reserve	Retained income
	€m	€m	€m	€m	€m	€m	€m	€m
At January 1	2,149.3	23.5	(179.9)	2,770.1	2,078.3	13.8	—	2,148.2
Currency translation effects	—	—	413.4	—	—	—	(179.9)	—
Premium on shares issued	59.2	—	—	—	71.3	—	—	—
Expenses paid in respect of share issues	(0.2)	—	—	—	(0.3)	—	—	—
Expensing of employee share options (note 7)	—	13.9	—	—	—	9.7	—	—
Dividends (including shares issued in lieu of dividend) (note 11)	—	—	—	(185.2)	—	—	—	(156.0)
Actuarial loss on Group defined benefit pension obligations (note 27)	—	—	—	(86.1)	—	—	—	(119.2)
Deferred tax asset on Group defined benefit pension obligations	—	—	—	21.7	—	—	—	31.3
Deferred tax asset on employee share options	—	—	—	12.3	—	—	—	—
Gains/(losses) relating to cash flow hedges	—	—	—	2.7	—	—	—	(0.3)
Deferred tax liability on cash flow hedges	—	—	—	(0.7)	—	—	—	—
Group profit for the financial year attributable to equity holders of the Company	—	—	—	997.9	—	—	—	866.1

At December 31	2,208.3	37.4	233.5	3,532.7	2,149.3	23.5	(179.9)	2,770.1

Reconciliation of shares issued (including premium thereon) to proceeds shown in Consolidated Statements of Cash Flows

	2005	2004
	€m	€m
Premium on shares issued	59.2	71.3
Shares issued at nominal amount (note 29):
—share options and share participation schemes	1.0	1.0
—shares issued in lieu of dividends	0.3	0.7

Total value of shares issued	60.5	73.0
Shares issued in lieu of dividends	(21.0)	(36.4)

Proceeds from issue of shares—Consolidated Statements of Cash Flows	39.5	36.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—MINORITY INTEREST

	2005	2004
	€m	€m
At January 1	34.2	26.2
Translation adjustment	0.8	1.1
Income after tax (less attributable to associates)	8.2	5.5
Joint venture becoming an associate	—	(0.4)
Dividends paid by subsidiaries to minority interests	(9.4)	(2.6)
Arising on acquisition (note 33)	4.2	4.4
Shares issued to minority interests	0.3	—

At December 31	38.3	34.2

NOTE 32—COMMITMENTS UNDER OPERATING AND FINANCE LEASES

Operating leases

Future minimum rentals payable under non-cancelable operating leases at December 31 are as follows:

	2005	2004
	€m	€m
Within one year	152.3	113.0
After one year but not more than five years	344.9	232.3
More than five years	187.8	161.0

	685.0	506.3

Lease commitments

The future minimum payments to which the Group is committed as at December 31, 2005 under operating leases are as follows:

Year ending December 31	(€m)
2006	152.3
2007	115.8
2008	92.9
2009	75.4
2010	60.7
2011 and thereafter	187.9

685.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—COMMITMENTS UNDER OPERATING AND FINANCE LEASES (continued)

Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2005		2004
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	€m	€m	€m	€m
Within one year	15.2	13.3	13.0	11.5
After one year but not more than five years	34.9	30.1	38.7	34.5
More than five years	7.1	6.0	9.8	8.3

Total minimum lease payments	57.2		61.5
Less: amounts allocated to future finance costs	(7.8)		(7.2)

Present value of minimum lease payments	49.4	49.4	54.3	54.3

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

The principal business combinations completed during the year ended December 31, 2005 by reporting segment, together with the completion dates, were as follows; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:

Europe

Materials: Skanska Betoni and Elpotek (both December 31) in Finland; Prefabet Niegocin (July 7) and an 80% stake in Bazaltex in Poland (acquired in two stages, February 4 and July 14).

Products: Hofman (June 20) and Marmorith (July 13) in Belgium; RBR (December 15) in Denmark; Laubeuf Group (February 3) and Stradal (August 15) in France; Syncotec (October 18) in Germany; Arfman (May 31) and Leebo (June 2) in the Netherlands; Cerpol (July 14) in Poland; Aschwanden (June 6) in Switzerland and Manchester Brick & Precast (March 3) and the buyout of Geoquip in the United Kingdom.

Distribution: Quester (October 13) in Austria; 47.82% stake in Bauking in Germany (stake acquired in two stages on December 15 and 23); FR Schneider (July 25) and Baucasch (November 23) in Switzerland.

Americas

Materials: Mountain Home Redi-Mix Inc (March 1) in Idaho; Peterson Companies (March 29), West Des Moines Sand Company (March 31), KP Materials (August 15) and Reilly Recycling (August 29), all in Iowa; Kruse Paving Inc. (September 9) in Iowa and Minnesota; Mountain Companies (October 28) in Kentucky; Blue Rock Industries (December 16) in Maine; Southern Minnesota Construction (August 2) in Minnesota; Tri-Cities Aggregate (July 13) in New York; Coppola Concrete Supply (September 6) in New Mexico; Dielman (January 3), Erie Blacktop Materials (February 14), 50% of Scioto Materials LLC (April 4), C.E. Duff & Sons’ McVitty quarry (June 27), Stansley Trucking (November 30), all in Ohio; Pave & Seal (June 30) in Oregon; Fife Rock Products (March 25) in Utah; and Wyoming Materials & Improvement (April 11) in Wyoming.

Products: Contractors/Engineers Supply (July 1), Arizona; Arkalite Corporation (November 18) in Arkansas; Central Precast (February 7) and Fulton Windows (June 30) in Canada; P&L Bark Nurseries

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

(January 12), the Carolinas and certain assets of S.T. Wooten Corp. (September 6) in North Carolina; Jolly Gardener (October 14) in Florida; Earth Pak (September 7) in Georgia; Vanguard Products Corp (July 18) in Kansas; and Packaged Systems (November 4) in West Virginia.

Distribution: Atlantic Building Materials (December 22) in Florida; RME Construction & Supply (June 30) in Hawaii; Astro Building Products (December 7) in Michigan; Dashco (January 19) and Norge Builders (June 1) in New Jersey; Bryant Building Products (January 17) in Ohio; Interstate Roofing Supply (November 3) in Utah; and Global Building Supply (June 30) in Washington DC.

The business combinations completed by the Group during the two years ended December 31, 2004 and 2005 are summarized below. All acquisitions have been accounted for under the purchase method.

Acquired in 2004	Date	(€m)
Secil	June 2004	429.0
Europe Materials Division—5 deals		119.0
Europe Products & Distribution Division—10 deals		237.6
Americas Materials Division—12 deals		146.2
Americas Products & Distribution Division—11 deals		99.8

Total cost of acquisitions completed in 2004		1,031.6

Acquired in 2005
Mountain companies, Bizzack and assets of Southern Minnesota Construction	October 2005	332.4
Europe Materials Division—4 deals		34.4
Europe Products & Distribution Division—15 deals		393.1
Americas Materials Division—17 deals		77.3
Americas Products & Distribution Division—18 deals		231.9

Total cost of acquisitions completed in 2005		1,069.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The date that each business was acquired and upon which assets were received and the date when control over the operating and financial decisions was obtained were one and the same.

	2005	2004
	€m	€m
Identifiable net assets acquired (excluding net debt assumed)
Assets
Non-current assets
Property, plant and equipment (note 13)	502.4	807.7
Intangible assets: Goodwill (note 14)	323.6	189.8
Other intangible assets (note 14)	46.4	22.6
Investments in associates (note 15)	11.9	(12.3)
Other financial assets (note 15)	9.0	39.9
Deferred income tax assets (note 26)	11.9	10.4

Total non-current assets	905.2	1,058.1

Current assets
Inventories (note 20)	190.3	85.8
Trade and other receivables (note 20)	247.5	231.2

Total current assets	437.8	317.0

Equity
Minority interest (note 31)	(4.2)	(4.4)

Total equity	(4.2)	(4.4)

Liabilities
Non-current liabilities
Deferred income tax liabilities (note 26)	(24.1)	(135.9)
Retirement benefit obligations (note 27)	(0.3)	(0.6)
Provisions for liabilities and charges (stated at net present cost) (note 25)	(13.8)	(11.7)
Capital grants (note 28)	(0.2)	(2.2)

Total non-current liabilities	(38.4)	(150.4)

Current liabilities
Trade and other payables (note 20)	(228.4)	(185.1)
Current income tax liabilities	(2.9)	(3.6)

Total current liabilities	(231.3)	(188.7)

Total consideration (enterprise value)	1,069.1	1,031.6

Satisfied by
Cash payments	860.1	767.4
Professional fees incurred on business combinations	6.2	11.4
Cash and cash equivalents acquired on acquisition (note 24)	(58.0)	(67.4)

Net cash outflow	808.3	711.4
Net debt (other than cash and cash equivalents) assumed on acquisition:
—non-current interest-bearing loans and borrowings and finance leases (note 24)	28.0	128.4
—current interest-bearing loans and borrowings and finance leases (note 24)	109.6	141.5
Deferred and contingent acquisition consideration (stated at net present cost) (note 20)	123.2	50.3

Total consideration (enterprise value)	1,069.1	1,031.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

None of the business combinations completed during the period were considered sufficiently material to warrant separate disclosure of the fair values attributable to those combinations.

An excess in the fair value of identifiable net assets acquired over consideration paid arose during the period in respect of certain of the business combinations quoted above. This amount of €4.3 million (2004: €10.9 million) has been recognized immediately in the Consolidated Statements of Income as a component of other operating income as disclosed in Note 3.

No contingent liabilities were recognized on the business combinations completed during the financial year.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the combination together with the adjustments made to those carrying values to arrive at the fair values disclosed above were as follows:

	Book values	Fair value adjustments	Other adjustments	Fair value
	€m	€m	€m	€m
Non-current assets (excluding goodwill)	507.4	73.4	0.8	581.6
Current assets	418.2	20.3	(0.7)	437.8
Non-current liabilities	(26.6)	(14.5)	(1.5)	(42.6)
Current liabilities	(215.0)	(13.2)	(3.1)	(231.3)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	684.0	66.0	(4.5)	745.5
Goodwill arising on acquisition	385.1	(66.0)	4.5	323.6

Total consideration (enterprise value)	1,069.1	—	—	1,069.1

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the business combinations disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to disclosure in the 2006 Annual Report. The total adjustments processed to the fair values of business combinations completed during 2004 where these fair values were not readily or practicably determinable as at the end of the prior year were as follows:

	Initial fair value assigned	Adjustments	Revised fair value
	€m	€m	€m
Non-current assets (excluding goodwill)	52.4	0.8	53.2
Current assets	34.9	(0.4)	34.5
Non-current liabilities	(4.8)	(0.6)	(5.4)
Current liabilities	(12.6)	(0.3)	(12.9)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	69.9	(0.5)	69.4
Goodwill arising on acquisition	13.3	—	13.3

Total consideration (enterprise value)	83.2	(0.5)	82.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The post-acquisition impact of business combinations completed during the year on Group profit for the financial year was as follows:

	2005	2004
	€m	€m
Revenue	448.3	591.0
Cost of sales	(345.3)	(403.9)

Gross profit	103.0	187.1
Operating costs	(84.7)	(114.8)

Group operating income	18.3	72.3
Gain on sale of investments and property, plant and equipment	0.2	3.1

Income before finance costs	18.5	75.4

The revenue and income of the Group for the financial year determined in accordance with IFRS as though the acquisition dates for all business combinations effected during the year had been the beginning of that year would be as follows:

	2005	2004
	€m	€m
Revenue	15,593.8	13,078.5

Group income for the financial year	1,030.2	876.3

The following unaudited pro-forma combined operating results of the Group for the years ended December 31, 2005 and 2004 have been prepared as if the acquisition of the companies in 2005 outlined on pages F-71 and F-72 were effective as of January 1, 2004.

	2005	2004
	€m	€m
Revenue	15,593.8	14,579.6

Net income attributable to ordinary shareholders	1,021.7	902.5

Net income per ordinary share	191.2c	170.4c

CRH has completed acquisitions totaling approximately €748 million from January 1, 2006 to May 24, 2006.

In April 2006, CRH reached agreement to acquire MMI Products, Inc., a leading U.S. manufacturer and distributor of building products used in the non-residential, residential and infrastructure construction sectors, for a cash consideration, including debt acquired, of approximately U.S. $350 million.

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS

Up to and including the financial year ended December 31, 2004, the Group prepared its Consolidated Financial Statements in accordance with Irish GAAP, which is consistent with U.K. GAAP.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

Overview

The transition date to IFRS (being the beginning of the period for which the Group presents full comparative information under IFRS in its first IFRS financial statements as stipulated under IFRS 1 First-time Adoption of International Financial Reporting Standards), was January 1, 2004. The standards which gave rise to the most significant changes to the consolidated results of the Group on transition to IFRS were as follows:

—IFRS 2 Share-based Payment;

—IFRS 3 Business Combinations;

— IAS 12 Income Taxes;

—IAS 19 Employee Benefits;

—IAS 28 Investments in Associates;

—IAS 31 Interests in Joint Ventures;

—IAS 32 Financial Instruments: Disclosure and Presentation;

—IAS 37 Provisions, Contingent Liabilities and Contingent Assets;

—IAS 38 Intangible Assets; and

—IAS 39 Financial Instruments: Recognition and Measurement.

Principal exemptions availed of on transition to IFRS

Exemptions under IFRS 1 First-time Adoption of International Financial Reporting Standards

In accordance with IFRS 1, which establishes the framework for transition to IFRS by a first-time adopter such as CRH, the Group elected to avail of a number of specified exemptions from the general principle of retrospective restatement as follows:

(i)	Business combinations undertaken prior to the transition date of January 1, 2004 were not subject to restatement; accordingly, goodwill as at the transition date was carried forward at its net book value and, together with goodwill arising on business combinations subsequent to the transition date, was subject to annual impairment testing in accordance with IAS 36 Impairment of Assets. As required under IFRS 1, goodwill was assessed for impairment as at the transition date and no impairment resulted from this exercise.

(ii)	The fixed asset revaluation performed as at December 31, 1980 and referred to in Note 13 to the Consolidated Financial Statements was regarded as deemed cost and therefore remained unadjusted on transition to IFRS.

(iii)	The cumulative actuarial gains and losses applicable to the Group’s defined benefit pension schemes at the transition date were recognized in full in the Transition Balance Sheet and adjusted against retained income.

(iv)	IFRS require that on sale of a foreign operation, the cumulative amount of currency translation differences previously recognized directly in reserves for that operation be transferred to the Consolidated Statements of Income as part of the gain or loss on sale. CRH deemed the cumulative currency translation differences applicable to foreign operations to be zero as at the transition date. The cumulative currency translation differences arising after the transition date were reclassified from retained income to a separate component of equity (termed the “foreign currency translation reserve”) with no net impact on capital and reserves attributable to the Company’s equity holders.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

As a result of the exemptions described above, financial results and summarized historical financial information previously published for the Group for periods prior to 2004 have not been restated under IFRS.

Other options availed of on transition

In compliance with the transitional arrangements set out in IFRS 2, this standard was applied in respect of share options granted after November 7, 2002. The expense reported in the 2004 full-year Consolidated Statements of Income was thus based on share options (including savings-related share options) issued in April 2003 and April 2004.

The Group opted to pursue early implementation of the financial instruments standards (IAS 32 and IAS 39) with effect from the transition date taking account of the prohibition on the fair valuation of financial liabilities imposed by the version of IAS 39 approved by the European Union. Given the delay encountered in securing European Union approval, the effective date of the revised versions of IAS 32 and IAS 39 is January 1, 2005.

On the introduction of FRS 17 Retirement Benefits in 2001, CRH, together with the majority of publicly-listed entities, elected to continue to account for its pension obligations under SSAP 24 Accounting for Pension Costs and to disclose the impact of FRS 17 in the notes to the financial statements. FRS 17 required immediate recognition of actuarial gains and losses on defined benefit pension schemes in the Statement of Total Recognized Gains and Losses. The Group therefore determined that prospective application of the corridor methodology under IAS 19 would not be appropriate and elected to avail of early application of the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures which enables the recognition of actuarial gains and losses in retained income via the Consolidated Statements of Recognized Income and Expense (termed “SORIE”); the disclosures made in respect of the Group’s retirement benefit obligations in Note 27 to the financial statements have been prepared in accordance with this Amendment.

The interest cost associated with pension scheme liabilities under IFRS, together with the expected return on pension scheme assets, are included within finance costs and finance revenue respectively on the face of the Consolidated Statements of Income. Current service costs and any past service items stemming from benefit enhancements or curtailments are dealt with as components of operating costs.

Detailed reconciliations from Irish GAAP to IFRS of the Group’s financial performance, financial position and cash flows, together with note explanations of the principal changes, are contained in the following pages.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

CONSOLIDATED STATEMENTS OF INCOME

for the year ended December 31, 2004

		Adjustments under IFRS
All figures in € millions	Previous Irish GAAP	Share- based payments (i)	Business combinations (ii)	Intangible assets (iii)	Income tax (iv)	Pensions (v)	Joint ventures (vi)	Associates (vii)	Discounting (viii)	Derivatives (ix)	Dividends/ Min. interest (x)	Restated under IFRS
Turnover incl.share of joint ventures	12,819.7
Less: share of joint ventures	539.6

Group turnover	12,280.1						474.4					12,754.5
Cost of sales	8,412.2		3.3				301.9					8,717.4

Gross profit	3,867.9		(3.3)				172.5					4,037.1
Operating costs excluding goodwill amortization	2,710.0	9.7	(10.9)	4.1		0.1	110.1		(9.4)	3.2		2,816.9

Group operating income	1,157.9	(9.7)	7.6	(4.1)		(0.1)	62.4		9.4	(3.2)		1,220.2
Share of JV’s operating income	67.4						(67.4)					—
Share of associates’ operating income	21.7							(21.7)				—

Operating income excluding goodwill amortization	1,247.0	(9.7)	7.6	(4.1)		(0.1)	(5.0)	(21.7)	9.4	(3.2)		1,220.2
Goodwill amortization	101.4		(93.1)				(7.4)	(0.9)				—
Gain on sale of investments and property, plant and equipment	11.3						(0.2)	(0.3)				10.8

Income on ordinary activities before interest	1,156.9	(9.7)	100.7	(4.1)		(0.1)	2.2	(21.1)	9.4	(3.2)		1,231.0
Group interest payable (net)	126.0					(8.5)	11.7		11.3	3.8	2.1	146.4
Share of JV’s and associates’ interest	13.9						(12.8)	(1.1)				—
Share of associates’ income after tax	—						4.5	14.9				19.4

Income on ordinary activities before taxation	1,017.0	(9.7)	100.7	(4.1)		8.4	7.8	(5.1)	(1.9)	(7.0)	(2.1)	1,104.0
Taxation on income on ordinary activities	247.1	(9.0)	1.9		(7.0)	2.0	3.0	(6.0)		0.2		232.2

Income on ordinary activities after taxation	769.9	(0.7)	98.8	(4.1)	7.0	6.4	4.8	0.9	(1.9)	(7.2)	(2.1)	871.8
Income attributable to equity minority interests	7.8										(7.8)	—
Preference dividends	0.1										(0.1)	—

Income for the year attributable to ordinary shareholders	762.0	(0.7)	98.8	(4.1)	7.0	6.4	4.8	0.9	(1.9)	(7.2)	5.8	871.8
Dividends paid	51.0										(51.0)	—
Dividends proposed	124.7										(124.7)	—

Income retained for the financial year	586.3	(0.7)	98.8	(4.1)	7.0	6.4	4.8	0.9	(1.9)	(7.2)	181.5	871.8

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

Notes in relation to adjustments made on transition to IFRS

(i)	Expensing of employee share options issued post November 7, 2002 together with the movement in the deferred income tax asset applicable in those jurisdictions where the expense is deductible for tax purposes.
(ii)	Cessation of goodwill amortization post the transition date to IFRS in respect of subsidiaries, joint ventures and associates; recognition of “negative goodwill” on 2004 business combinations; and charge to the Consolidated Statements of Income arising from the restatement of work-in-progress and finished goods inventory on 2004 business combinations.
(iii)	Amortization of intangible assets recognized on business combinations completed during 2004.
(iv)	Unwinding of fair value uplift booked through deferred income tax liabilities and retained income as at the transition date offset to some extent by a net charge in respect of temporary differences not previously recognized under Irish GAAP.
(v)	Consolidated Statements of Income impact of accounting for defined benefit pension and post-retirement healthcare schemes under IAS 19.
(vi)	Line-by-line proportionate consolidation of joint ventures under IAS 31 together with the reclassification of some joint ventures as associates under IFRS; in respect of associates only, the Group’s share of revenue, operating income, finance costs and tax previously included in the Consolidated Statements of Income on the basis of gross equity accounting under Irish GAAP have been excluded (see point (vii)).
(vii)	Irish GAAP reporting of the Group’s share of operating income, finance costs and tax of associates not permitted under IAS 28; associates are reported in the Consolidated Statements of Income as a single-line item on an income after tax basis.
(viii)	Unwinding of discounting of provisions and deferred/contingent acquisition consideration together with the restatement of payment profiles, where applicable.
(ix)	Mark-to-market of designated and undesignated derivative financial instruments together with movements in deferred tax arising from the application of fair value accounting under IAS 39.
(x)	Preference dividend payable in respect of non-recourse preference capital funding for the Group’s investment in its Israeli associate treated as debt under IAS 32 and therefore reclassified from minority interest to finance costs; income applicable to minority interests and dividends are not permitted expenses under IFRS and have therefore been excluded in arriving at Group income for the financial year.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

CONSOLIDATED BALANCE SHEETS

as at December 31, 2004

		Adjustments under IFRS
All figures in € millions	Previous Irish GAAP	Share- based payments (i)	Business combinations (ii)	Income tax (iii)	Pensions (iv)	Joint ventures (v)	Discounting (vi)	Derivatives (vii)	Dividends/ Min. Interest (viii)	Reclass- ifications (ix)	Restated under IFRS
ASSETS
Non-current assets
Property, plant and equipment	5,319.9			19.4		491.3					5,830.6
Intangible assets—goodwill	1,443.5		78.0	7.4	0.6	227.4					1,756.9
Intangible assets—other	—		17.2								17.2
Investments in joint ventures:
—share of gross assets	993.1					(993.1)					—
—share of gross liabilities	(535.1)					535.1					—
—loans to joint ventures	83.5					(83.5)					—
Investments in associates	149.2		0.7			28.9					178.8
Derivative financial instruments	—							173.2			173.2
Other financial assets	11.7					101.5					113.2
Deferred income tax assets	—	18.5		207.4	101.2	7.1		1.1			335.3

Total non-current assets	7,465.8	18.5	95.9	234.2	101.8	314.7		174.3			8,405.2

Current assets
Inventories	1,249.6		1.3			58.0					1,308.9
Trade and other receivables	1,829.8					132.9	10.4				1,973.1
Derivative financial instruments	—							1.1			1.1
Liquid investments	—									311.7	311.7
Cash and cash equivalents	1,322.4					61.3				(311.7)	1,072.0

Total current assets	4,401.8		1.3			252.2	10.4	1.1		—	4,666.8

Total assets	11,867.6	18.5	97.2	234.2	101.8	566.9	10.4	175.4		—	13,072.0

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	181.0										181.0
Preference share capital	1.2										1.2
Share premium account	2,149.3										2,149.3
Other reserves	9.9	13.6									23.5
Foreign currency translation reserve	—		(3.6)	17.9	2.5	(0.4)	(1.3)	5.1		(200.1)	(179.9)
Retained income	2,876.4	4.9	103.0	(358.9)	(213.2)	(3.3)	47.5	(11.1)	124.7	200.1	2,770.1

	5,217.8	18.5	99.4	(341.0)	(210.7)	(3.7)	46.2	(6.0)	124.7	—	4,945.2
Minority interest	82.6		1.7	(0.7)		4.8			(54.2)		34.2

Total equity	5,300.4	18.5	101.1	(341.7)	(210.7)	1.1	46.2	(6.0)	70.5	—	4,979.4

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	3,351.1					274.3		122.8	54.2		3,802.4
Derivative financial instruments	—							51.9			51.9
Deferred income tax liabilities	528.3			371.4		86.8		0.9			987.4
Trade and other payables	103.4		(5.0)			29.7	(6.1)				122.0
Retirement benefit obligations	—				347.2	2.5					349.7
Provisions for liabilities and charges	325.7		0.3		(10.2)		(133.5)				182.3
Capital grants	11.0					1.4					12.4

Total non-current liabilities	4,319.5		(4.7)	371.4	337.0	394.7	(139.6)	175.6	54.2		5,508.1

Current liabilities
Trade and other payables	1,638.0		(1.0)		(25.1)	122.5	7.7				1,742.1
Current income tax liabilities	73.0		1.8	204.5	0.6	4.6					284.5
Interest-bearing loans and borrowings	412.0					44.0		(204.6)			251.4
Derivative financial instruments	—							210.4			210.4
Provisions for liabilities and charges	—						96.1				96.1
Dividends proposed	124.7								(124.7)		—

Total current liabilities	2,247.7		0.8	204.5	(24.5)	171.1	103.8	5.8	(124.7)		2,584.5

Total liabilities	6,567.2		(3.9)	575.9	312.5	565.8	(35.8)	181.4	(70.5)		8,092.6

Total equity and liabilities	11,867.6	18.5	97.2	234.2	101.8	566.9	10.4	175.4	—		13,072.0

Net debt (x)	2,440.7	—	—	—	—	257.0	—	6.2	54.2	—	2,758.1

Notes are set out on page F-81.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

Notes on Consolidated Balance Sheets in relation to adjustments made on transition to IFRS

(i)	Recording of share-based payments expense in respect of share options issued to employees subsequent to November 7, 2002 in combination with the related deferred income tax asset in tax jurisdictions where deductibility is permitted.
(ii)	Adjustments in this category pertain to the cessation of goodwill amortization, the recognition and amortization of intangible assets on business combinations and other adjustments to acquisition balance sheets stemming from the application of IFRS (principally the discounting of provisions, the recording of finished goods and work-in-progress inventory at fair value and any related income tax adjustments).
(iii)	Recognition of various deductible and taxable temporary differences (mainly revaluation uplifts) under IFRS together with rollover relief, a reclassification of deferred income tax assets previously netted against deferred income tax liabilities under Irish GAAP and additional goodwill arising from the application of IAS 12 to business combinations undertaken in 2004.
(iv)	Recognition of retirement benefit obligations in respect of defined benefit pension and post-retirement healthcare schemes and long-term service commitments together with the related deferred income tax assets and liabilities; adjustments also reflect the cancellation of the accrual in respect of contributions payable on defined benefit pension schemes.
(v)	Proportionate consolidation of joint ventures; these adjustments related principally to the re-computation of deferred income tax on a temporary differences basis, the separate recognition of deferred income tax assets and liabilities and the inclusion of deferred income tax assets and liabilities in respect of defined benefit pension schemes.
(vi)	Impact of discounting provisions and deferred/contingent acquisition consideration to net present cost together with associated reclassifications to trade and other receivables and payables; the adjustment to retained income relates predominantly to long-dated environmental and self-insurance provisions and deferred/contingent consideration on business combinations.
(vii)	Recognition of derivative financial instruments at fair value and fair valuation adjustments to interest-bearing loans and borrowings together with the deferred income tax implications of these adjustments.
(viii)	Exclusion of closing 2004 dividend liability not permitted under IFRS and reclassification of non-recourse preference capital funding pertaining to the Group’s investment in its associate in Israel from minority interest to non-current interest-bearing loans and borrowings.
(ix)	Reclassification of deposits and other short-term investments not satisfying the definition of cash equivalents under IFRS into liquid investments.
(x)	Net debt as reported by CRH under Irish GAAP comprised current and non-current interest-bearing loans and borrowings, net of cash and cash equivalents. Under IFRS, current and non-current derivative financial instruments and liquid investments are separately reported in the Consolidated Balance Sheets and are also included in the net debt number of €2,758.1 million shown above.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the year ended December 31, 2004

		Adjustments under IFRS
All figures in € millions	Previous Irish GAAP	Share- based payments	Business combinations	Intangible assets	Pensions	Joint ventures	Associates	Discounting	Derivatives	Liquid investments	Other/ reclass- ifications	Restated under IFRS
Cash flows from operating activities
Group operating income	1,157.9	(9.7)	7.6	(4.1)	(0.1)	62.4		9.4	(3.2)			1,220.2
Depreciation charge	494.4					21.5						515.9
Expensing of employee share options	—	9.7										9.7
Amortization of intangible assets	—			4.1								4.1
Net movement on provisions	(10.4)							(1.6)				(12.0)
Increase in working capital	(94.3)		9.8			8.9		(5.3)			2.3	(78.6)
Amortization of capital grants	(1.8)					(0.4)						(2.2)
Other non-cash movements	—		(10.9)		(2.6)				3.2			(10.3)

Cash generated from operations	1,545.8	—	6.5	—	(2.7)	92.4		2.5	—		2.3	1,646.8
Interest paid (including finance leases)	(142.3)					(12.1)					(2.1)	(156.5)
Income taxes paid:
Irish corporation tax	(16.0)					(1.1)						(17.1)
Overseas corporation tax	(172.4)					(15.7)						(188.1)

Net cash inflow from operating activities	1,215.1	—	6.5	—	(2.7)	63.5		2.5	—		0.2	1,285.1

Cash flows from investing activities
Inflows
Proceeds from disposal of investments and property, plant and equipment	100.1					2.2						102.3
Interest received	22.2					0.4						22.6
Capital grants received	0.1					0.1						0.2
Dividends received from joint ventures	22.1					(22.1)						—
Dividends received from associates	8.0					—						8.0

Total inflows	152.5					(19.4)						133.1

Outflows
Purchase of property, plant and equipment	(520.2)					(30.5)						(550.7)
Repayment of capital grants	—					(0.5)						(0.5)
Acquisition of subsidiaries and joint ventures	(498.5)					30.2					(243.1)	(711.4)
Investments in and advances to joint ventures	(352.4)						3.8				348.6	—
Investments in and advances to associates	(4.7)						(0.2)				(1.1)	(6.0)
Advances to joint ventures and purchase of trade investments	(1.1)					(0.3)	(3.6)					(5.0)
Deferred and contingent acquisition consideration paid	(57.3)											(57.3)

Total outflows	(1,434.2)					(1.1)	—				104.4	(1,330.9)

Net cash outflow from investing activities	(1,281.7)					(20.5)	—				104.4	(1,197.8)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the year ended December 31, 2004

		Adjustments under IFRS
All figures in € millions	Previous Irish GAAP	Share- based payments	Business combinations	Intangible assets	Pensions	Joint ventures	Associates	Discounting	Derivatives	Liquid investments	Other/ reclass- ifications	Restated under IFRS
Cash flows from financing activities
Inflows
Proceeds from issue of shares	36.6											36.6
Liquid investments arising on acquisition	10.4										(10.4)	—
Increase in interest-bearing loans and borrowings	689.6					17.1			(3.9)		(118.6)	584.2
Increase in finance lease liabilities	56.0					0.2						56.2
Net cash movement in derivative financial instruments	(62.2)											(62.2)

Total inflows	730.4					17.3			(3.9)		(129.0)	614.8

Outflows
Expenses paid in respect of share issues	(0.3)											(0.3)
Increase in liquid investments	—									(25.2)		(25.2)
Repayment of interest-bearing loans and borrowings	(462.0)					(32.8)					17.0	(477.8)
Repayment of finance lease liabilities	(24.4)											(24.4)
Dividends paid to equity holders of the Company	(127.2)										7.6	(119.6)
Dividends paid to minority interests	—										(2.6)	(2.6)

Total outflows	(613.9)					(32.8)				(25.2)	22.0	(649.9)

Net cash inflow/(outflow) from financing activities	116.5					(15.5)			(3.9)	(25.2)	(107.0)	(35.1)

Increase in cash and cash equivalents	49.9		6.5		(2.7)	27.5		2.5	(3.9)	(25.2)	(2.4)	52.2

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	1,298.0					35.0				(292.1)		1,040.9
Translation adjustment	(25.5)					(0.2)				5.6		(20.1)
Increase in cash and cash equivalents	49.9		6.5		(2.7)	27.5		2.5	(3.9)	(25.2)	(2.4)	52.2
Joint venture becoming an associate	—					(1.0)						(1.0)

Cash and cash equivalents at December 31	1,322.4	—	6.5	—	(2.7)	61.3	—	2.5	(3.9)	(311.7)	(2.4)	1,072.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

GROUP TRANSITION BALANCE SHEET

as at January 1, 2004

		Adjustments under IFRS
All figures in € millions	Previous Irish GAAP	Share- based payments (i)	Income tax (ii)	Pensions (iii)	Joint ventures (iv)	Discounting (v)	Derivatives (vi)	Dividends/ Min. Interest (vii)	Reclass- ifications (viii)	Restated under IFRS
ASSETS
Non-current assets
Property, plant and equipment	5,145.4				220.8					5,366.2
Intangible assets—goodwill	1,474.5				150.6					1,625.1
Investments in joint ventures:
—share of gross assets	560.1				(560.1)					—
—share of gross liabilities	(330.4)				330.4					—
—loans to joint ventures	62.3				(62.3)					—
Investments in associates	44.6				24.8					69.4
Derivative financial instruments	—						214.2			214.2
Other financial assets	12.1				67.4					79.5
Deferred income tax assets	—	9.5	231.0	77.9	4.1		0.9			323.4

Total non-current assets	6,968.6	9.5	231.0	77.9	175.7		215.1			7,677.8

Current assets
Inventories	1,117.6				38.2					1,155.8
Trade and other receivables	1,681.2				53.4	13.1				1,747.7
Derivative financial instruments	—						9.7			9.7
Liquid investments	—								292.1	292.1
Cash and cash equivalents	1,298.0				35.0				(292.1)	1,040.9

Total current assets	4,096.8				126.6	13.1	9.7		—	4,246.2

Total assets	11,065.4	9.5	231.0	77.9	302.3	13.1	224.8		—	11,924.0

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	179.3									179.3
Preference share capital	1.2									1.2
Share premium account	2,078.3									2,078.3
Other reserves	9.9	3.9								13.8
Retained income	2,490.2	5.6	(365.9)	(131.7)	(0.8)	49.4	(3.6)	105.0		2,148.2

	4,758.9	9.5	(365.9)	(131.7)	(0.8)	49.4	(3.6)	105.0		4,420.8
Minority interest	90.6		(0.6)		1.9			(65.7)		26.2

Total equity	4,849.5	9.5	(366.5)	(131.7)	1.1	49.4	(3.6)	39.3		4,447.0

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	3,095.8				167.5		58.4	65.7		3,387.4
Derivative financial instruments	—						159.6			159.6
Deferred income tax liabilities	485.6		376.8	4.8	13.2		1.2			881.6
Trade and other payables	96.5				5.6	(14.4)				87.7
Retirement benefit obligations	—			240.7	2.5					243.2
Provisions for liabilities and charges	332.4			(10.3)		(164.4)				157.7
Capital grants	12.7									12.7

Total non-current liabilities	4,023.0		376.8	235.2	188.8	(178.8)	219.2	65.7		4,929.9

Current liabilities
Trade and other payables	1,499.7			(25.6)	63.6	19.8				1,557.5
Current income tax liabilities	77.9		220.7		3.7					302.3
Interest-bearing loans and borrowings	510.3				45.1		(32.2)			523.2
Derivative financial instruments	—						41.4			41.4
Provisions for liabilities and charges	—					122.7				122.7
Dividends proposed	105.0							(105.0)		—

Total current liabilities	2,192.9		220.7	(25.6)	112.4	142.5	9.2	(105.0)		2,547.1

Total liabilities	6,215.9		597.5	209.6	301.2	(36.3)	228.4	(39.3)		7,477.0

Total equity and liabilities	11,065.4	9.5	231.0	77.9	302.3	13.1	224.8	—		11,924.0

Net debt (ix)	2,308.1	—	—	—	177.6	—	3.3	65.7	—	2,554.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RECONCILIATION FROM IRISH GAAP TO IFRS (continued)

Notes in relation to adjustments made to the Group Transition Balance Sheet as at January 1, 2004 on transition to IFRS

(i)	Recording of share-based payments expense in respect of share options issued to employees subsequent to November 7, 2002 in combination with the related deferred income tax asset in tax jurisdictions where deductibility is permitted.
(ii)	Recognition of various deductible and taxable temporary differences (mainly revaluation uplifts) under IFRS together with rollover relief and a reclassification of deferred income tax assets previously netted against deferred income tax liabilities under Irish GAAP.
(iii)	Recognition of retirement benefit obligations in respect of defined benefit pension and post-retirement healthcare schemes and long-term service commitments together with the related deferred income tax assets and liabilities; adjustments also reflect the cancellation of the accrual in respect of contributions payable on defined benefit pension schemes.
(iv)	Proportionate consolidation of joint ventures including required adjustments on transition to IFRS; these adjustments related principally to the re-computation of deferred income tax on a temporary differences basis, the separate recognition of deferred income tax assets and liabilities and the inclusion of deferred income tax assets and liabilities in respect of defined benefit pension schemes.
(v)	Impact of discounting provisions and deferred/contingent acquisition consideration to net present cost together with associated reclassifications to trade and other receivables and payables; the adjustment to retained income relates predominantly to long-dated environmental and self-insurance provisions and deferred/contingent consideration on business combinations.
(vi)	Recognition of derivative financial instruments at fair value and fair valuation adjustments to interest-bearing loans and borrowings together with deferred income tax implications of these adjustments.
(vii)	Exclusion of opening 2004 dividend liability not permitted under IFRS and reclassification of non-recourse preference capital funding pertaining to the Group’s investment in its associate in Israel from minority interest to non-current interest-bearing loans and borrowings.
(viii)	Reclassification of deposits and other short-term investments not satisfying the definition of a cash equivalent under IFRS into liquid investments.
(ix)	Net debt as reported by CRH under Irish GAAP comprised current and non-current interest bearing loans and liabilities, net of cash and cash equivalents. Under IFRS, current and non-current derivative financial instruments and liquid investments are separately reported in the Balance Sheet and are also included in the net debt number of €2,554.7 million shown above.

NOTE 35—RELATED PARTY TRANSACTIONS

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 Related Party Disclosures pertain to the existence of subsidiaries, joint ventures and associates and transactions with these entities entered into by the Group and the identification and compensation of key management personnel as addressed in greater detail below.

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages F-7 to F-22. A listing of the principal subsidiaries, joint ventures and associates is provided in Exhibit 8 to this Annual Report.

Sales to and purchases from, together with outstanding payables and receivables to and from, subsidiaries and joint ventures are eliminated in the preparation of the Consolidated Financial Statements in accordance with IAS 27 Consolidated and Separate Financial Statements. Loans extended by the Group to joint ventures and associates are included in financial assets (whilst the Group’s share of the corresponding loans payable by joint ventures are included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group’s interests in these entities). Amounts receivable from and payable to associates as at the balance sheet date are included as separate line items in the Notes to Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are on terms equivalent to those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 15) are extended on normal commercial terms with interest accruing and, in general, paid to the Group at predetermined intervals.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—RELATED PARTY TRANSACTIONS (continued)

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors’ Remuneration on pages R-1 to R-10, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on Directors’ Remuneration on pages R-1 to R-10 of this Annual Report.

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The Consolidated Financial Statements of CRH have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB) and International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorized by the IASB and remain in effect. IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

IFRS differs in certain significant respects from U.S. GAAP. The adjustments necessary to state net income and shareholders’ equity under U.S. GAAP are shown in the table on page F-94 and are summarized in the subsequent sections.

(i)	Provisions (including environmental rehabilitation obligations)

In June 2001, the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 143 Accounting for Asset Retirement Obligations. SFAS 143 is effective for accounting periods beginning after June 15, 2002 and requires companies to record liabilities equal to the fair value of their asset retirement obligations (ARO) when they are incurred. Over time, the ARO liability is accreted for the change in its present value each period. While IFRS similarly requires such liabilities to be recognized as provisions, the detailed computations required by SFAS 143 result in differences between IFRS and U.S. GAAP; the adjustments under U.S. GAAP are described below.

Provisions are subject to discounting under IFRS where the time value of money is deemed to be material. U.S. GAAP applies a more stringent criterion for discounting of provisions, whereby discounting is only permitted when the timing and the amounts of the associated future cash flows are either fixed or reliably determinable. The discounting of provisions reported under IFRS is therefore reversed in the accompanying reconciliation.

The Group’s liability for restoration of quarry assets arises over a number of reporting periods and is directly related to the degree of extraction performed. Under both IFRS and U.S. GAAP, the Group has adopted an incremental provisioning methodology in order to recognize asset retirement obligations in line with extraction. Incremental liabilities incurred in subsequent reporting periods are considered to be an additional layer of the original liability and are calculated using assumptions applicable in those subsequent periods.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

The adjustment of €0.1 million (2004 : €2.1 million) charged against income comprises a long-lived asset depreciation expense of €3.7 million (2004 : €4.5 million) (including full write-off of the asset related to incremental asset retirement obligations in 2005) together with an accretion expense of €1.4 million (2004 : €1.2 million) on the total ARO liability; the adjustment is stated net of the €0.7 million (2004 : €1.7 million) already charged to net income under IFRS relating to quarry assets in environmental remediation provisions and net of a credit of €4.3 million (2004 : €1.9 million) relating to discounting of provisions under IFRS reversed in the reconciliation.

(ii)	Accounting for interest-bearing loans and borrowings, derivative financial instruments and hedging activities

The accounting policies under IFRS for interest-bearing loans and borrowings, derivative financial instruments and hedging activities are outlined on pages F-18 to F-20 of this Annual Report. Derivative financial instruments are initially recognized at cost and are thereafter stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the Consolidated Statements of Income. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account current interest and currency rates and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price). All loans and borrowings are initially recorded at cost being the fair value of the consideration received net of attributable transaction costs. Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are measured at amortized cost employing the effective interest yield methodology.

Under U.S. GAAP, if a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognized in the statement of other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

Although fair valuation of derivative financial instruments is required under both IFRS and U.S. GAAP, differences in the requirements governing qualification for hedge accounting result in certain derivative financial instruments qualifying for hedge accounting under IFRS but not under U.S. GAAP. The Consolidated Statements of Income credit of €6.0 million (2004 : debit of €7.0 million) arising from the fair valuation of derivative financial instruments under IFRS is replaced by a credit of €9.9 million (2004 : debit of €16.1 million) under U.S. GAAP, giving rise to an additional net credit of €3.9 million to net income under U.S. GAAP (2004 : net debit of €9.1 million).

(iii)	Stock-based employee compensation expense

Under the terms of the Group’s employee share option schemes, as described in Notes 7 and 29 to the Consolidated Financial Statements, options can only be exercised after the expiration of at least three years or five years from the dates of grant and after specific EPS growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the share option schemes are variable plans within the meaning of the United States Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

U.S. GAAP, as set forth in SFAS 123 Accounting for Stock-Based Compensation, encourages, but does not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognized based on the fair value of share options granted. For the purposes of this reconciliation, the Group has elected, as permitted by SFAS 123, to follow the intrinsic value method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date on which achievement of the EPS growth targets is deemed probable, if later, to the “date of measurement”, based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The “date of measurement” is the first date on which the relevant EPS growth targets have been achieved.

Application of APB 25 under U.S. GAAP results in the recognition of an incremental expense of €51.6 million (2004 : €15.5 million) representing the difference between the expense of €13.9 million (2004 : €9.7 million) recorded under IFRS and the charge of €65.5 million (2004 : €25.2 million) under U.S. GAAP.

(iv)	Goodwill and intangible assets

Under previous (i.e. Irish) GAAP, with effect from January 1, 1998, goodwill, which represented the difference between the consideration paid and the fair value of the net identifiable assets at the date of acquisition of subsidiaries, joint ventures and associates, was capitalized, and related amortization based on a presumed maximum useful life of 20 years was charged against operating income in the Consolidated Statements of Income on a straight-line basis from the date of initial recognition. Goodwill was stated at cost less accumulated amortization and any impairment in value.

In addition, under previous GAAP, goodwill arising prior to January 1, 1998 was written-off immediately against reserves. In accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, this goodwill has not been recognized as goodwill in the IFRS Transition Balance Sheet (i.e. remains eliminated against reserves) and will be disregarded in computing the gain or loss on disposal of any subsidiary to which this goodwill relates. This is not permitted under U.S. GAAP, and accordingly, an adjustment is required under U.S. GAAP to capitalize all goodwill eliminated against shareholders’ equity.

Under U.S. GAAP in effect until January 1, 2002 (see paragraph below referring to SFAS 141 Business Combinations and SFAS 142 Goodwill and Other Intangible Assets issued by the FASB in June 2001), this capitalized goodwill was also required to be amortized to income over its estimated useful life; for the purposes of this reconciliation, a useful life of 40 years had been adopted.

Under IFRS, goodwill arising in respect of acquisitions completed prior to January 1, 2004 (being the transition date to IFRS) is included at its deemed cost, which equates to its net book value recorded under previous GAAP. In line with the provisions applicable to a first-time adopter under IFRS 3 Business Combinations, goodwill amortization ceased with effect from the transition date.

Under IFRS, intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Furthermore, IFRS requires

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

the immediate recognition in the Consolidated Statements of Income of any excess of fair value of identifiable net assets over consideration paid (commonly termed “negative goodwill”) arising on acquisitions during the year.

In June 2001, the FASB issued SFAS 141 Business Combinations and SFAS 142 Goodwill and Other Intangible Assets (“the Statements”), both of which were effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill is no longer amortized, but is subject to annual impairment tests in accordance with the Statements. Any negative goodwill arising during the year is amortized to the Consolidated Statements of Income over the average life of the assets to which the negative goodwill is allocated. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied SFAS 141 and SFAS 142 in accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2004 and 2005 U.S. GAAP and IFRS impairment tests indicated that no impairment of goodwill had occurred in either financial year.

The IFRS intangible asset amortization expense of €9.1 million for the year ended December 31, 2005 (2004 : €4.1 million) and the “negative goodwill” credit of €4.3 million (2004 : €10.9 million) is eliminated under U.S. GAAP and replaced by a net expense of €33.1 million (2004 : €37.5 million), comprising acquisition (pre-2004) related payments of €5.8 million (2004 : €12.2 million) included in goodwill under IFRS and expensed under U.S. GAAP, a charge of €29.3 million (2004 : €29.3 million) in respect of intangible asset amortization under U.S. GAAP, and other credits of €2.0 million (2004 : €4.0 million).

The difference between the intangible asset amortization figure under IFRS and U.S. GAAP of €20.2 million (2004 : €25.2 million) (excluding the aforementioned acquisition-related payments and the other credits) is attributable to the fact that IFRS 3 Business Combinations was applied prospectively with effect from the transition date to IFRS (January 1, 2004) and therefore does not mirror the application date for SFAS 141 and SFAS 142 under U.S. GAAP, which have been applied with effect from January 1, 2002.

(v)	Property revaluations

Under Irish GAAP, it was permitted to restate property assets on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. On transition to IFRS, the revalued amounts were regarded as deemed cost. Such restatements are not permitted under U.S. GAAP, and accordingly, adjustments to net income and shareholders’ equity are required to eliminate the effect of such restatements.

(vi)	Impairment of long-lived assets (other than goodwill)

In accordance with IAS 36 Impairment of Assets, the carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Where the carrying values exceed the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), the assets or cash-generating units are written-down to their recoverable amount. Under U.S. GAAP, an asset held for use is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. Such impairment reviews are only performed if indicators of impairment exist. No asset impairments were incurred under either IFRS or U.S. GAAP in the years ended December 31, 2005 and December 31, 2004.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

(vii)	Retirement benefit obligations

Under IFRS, the liabilities and costs associated with the Group’s defined benefit pension schemes and post-retirement healthcare obligations (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-retirement benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the Consolidated Statements of Income on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the Consolidated Statements of Income. The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or liabilities on the face of the Consolidated Balance Sheets. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities, as appropriate. The Group has elected to avail of the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures to recognize post transition date actuarial gains and losses immediately in the Consolidated Statements of Recognized Income and Expense. This treatment contrasts with U.S. GAAP where the corridor methodology is employed impacting both the Consolidated Statements of Income and Consolidated Balance Sheets. In summary, the corridor methodology under U.S. GAAP, which is a permitted alternative under IAS 19 Employee Benefits, requires that any gain or loss which exceeds 10% of the greater of the actuarial value of the liabilities and the fair value of the schemes’ assets be amortized to net income on a periodic basis over the average remaining working lives of the active participants in the schemes.

Under IFRS, the defined benefit pension asset or liability in the Consolidated Balance Sheets comprises the total for each scheme of the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds) less any past service cost not yet recognized and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.

Akin to IFRS, U.S. GAAP specifically requires the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates as at the balance sheet date. The assets of defined benefit pension schemes are valued at mid-market under U.S. GAAP with bid value being the requirement under IFRS. In applying pension accounting under U.S. GAAP, the Group has elected to apply the corridor methodology and not to smooth the value of the pension scheme assets.

Furthermore, under U.S. GAAP, an additional minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over unrecognized prior service cost must be included within other accumulated comprehensive income.

Application of SFAS 132 Employers’ Disclosures about Pensions and Other Post-retirement Benefits—an amendment of FASB Statements No. 87, 88 and 106 under U.S. GAAP results in the recognition of an incremental cost of €18.8 million (2004 : €22.4 million) representing the difference between the expense recorded under IFRS and that recorded under U.S. GAAP.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

(viii)	Debt issue expenses

Prior to 2002, costs relating to the issue of debt securities were written-off in the Irish GAAP Consolidated Statements of Income in the period in which costs were incurred. With effect from January 1, 2002, the Group amortizes such expenses to income over the life of the debt, which is consistent with U.S. GAAP.

(ix)	Deferred tax and mineral reserves

Under IFRS, the Group has fully provided in its financial statements for deferred tax on all temporary differences as required by SFAS 109 Accounting for Income Taxes, other than in respect of share-based payments where differences exist between IFRS and U.S. GAAP in the methodologies employed for the computation of deferred tax. The adjustments to net income under U.S. GAAP referred to above give rise to movements in deferred tax which are shown separately in the reconciliation on page F-94.

Prior to IFRS transition, deferred tax liabilities were not recorded in respect of the uplift in mineral reserves acquired in business combinations. Such deferred tax liabilities were not required to be recorded under Irish GAAP but were recorded on transition to IFRS, with a corresponding adjustment to retained income. Accordingly, a reconciling item exists in shareholders’ equity in respect of the unamortized balance of mineral reserves associated with the recognition of the deferred tax liabilities under U.S. GAAP. The mineral reserves depletion charge in respect of these balances amounted to €7.0 million (2004 : €3.9 million).

(x)	Interest capitalized

The interest relating to qualifying assets for 2005 and 2004 was not material. Therefore, no adjustment was made to the carrying amounts of such qualifying assets to include an amount for capitalized interest expense as required by SFAS 34 Capitalization of Interest Cost.

(xi)	Consolidation method—joint ventures

In accordance with IAS 31 Interests in Joint Ventures, the Group’s share of results and net assets of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalized and are derecognized when joint control ceases. All of the Group’s joint ventures are jointly controlled entities within the meaning of IAS 31. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Under U.S. GAAP, joint ventures must be accounted for under the equity method. This would not result in any difference in the net income of the Group, but the proportionate consolidation of the assets and liabilities of the joint ventures on a line-by-line basis with similar items in the IFRS Consolidated Balance Sheets would be eliminated and shown as an investment in joint ventures in the U.S. GAAP Consolidated Balance Sheets. The resultant reclassifications would not give rise to any difference in shareholders’ equity.

(xii)	Currency translation adjustment

Under both IFRS and U.S. GAAP, items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

functional currency”). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Statements of Income with the exception of differences on foreign currency borrowings, to the extent that they are used to finance or to provide a hedge against foreign equity investments, which are taken directly to equity together with the exchange difference on the carrying amount of the related investments. Translation differences applicable to foreign currency borrowings are taken directly to equity until disposal of the net investment, at which time they are recycled through the Consolidated Statements of Income.

Translation differences arising after the transition date to IFRS (January 1, 2004) are presented as a separate component of equity.

Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in the Statement of Accumulated Other Comprehensive Income under U.S. GAAP. The currency translation adjustment included in comprehensive income on page F-95 also includes the translation impact of the adjustments to net income under U.S. GAAP for each year.

(xiii)	Variable Interest Entities (VIEs)

Where control is realized through means other than voting rights, FIN 46(R), which was issued in December 2003, requires that entities fulfilling the definition of VIEs are consolidated in the financial statements of the primary beneficiary of the variable interests. No circumstances exist in any of the joint ventures (which are proportionately consolidated subject to joint control) or associates (which are equity-accounted on the basis of significant influence) in which the Group participates which would give rise to these entities being classified as VIEs in accordance with FIN 46(R).

(xiv)	Minority interests—preferred stock

In the IFRS Consolidated Balance Sheets, non-recourse preference capital funding pertaining to the Group’s investment in its associate in Israel is classified under non-current interest-bearing loans and borrowings. The related interest costs are recorded within finance costs in the Consolidated Statements of Income.

Under U.S. GAAP, this funding is included within minority interest classified outside of shareholders’ equity in the Consolidated Balance Sheets and the related contractually required payments are included within minority interest as an additional charge against income in the Consolidated Statements of Income. As the contractually required payments are deducted to arrive at the Group’s net income attributable to ordinary shareholders and classified outside of equity for both IFRS and U.S. GAAP in the Consolidated Balance Sheets, there are no reconciling entries to net income or shareholders’ equity for this item.

(xv)	Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock-

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Based Compensation.” SFAS 123(R) supersedes APB Opinion 25, “Accounting for Stock Issued to Employees,” and amends SFAS Statement 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Consolidated Statements of Income based on their fair values. Pro-forma disclosure is no longer an alternative.

The Group expects to adopt SFAS 123(R) on January 1, 2006 for U.S. GAAP purposes. The Group also expects to adopt its requirements using the “modified prospective” method described in SFAS 123(R). Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Group adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro-forma net income and earnings per share on page F-103.

The FASB also issued the following statements, Statement No. 156 Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140, Statement No. 155 Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140, Statement No. 154 Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3, Statement No. 153 Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29 and Statement No. 151 Inventory Costs—an amendment of ARB No. 43, Chapter 4.

The Group is evaluating the impact of these standards and has not yet determined the effect of adoption on the financial position and result of operations.

The FASB also issued Statement No. 152 Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67.

The Group has determined that this standard will have no effect on the financial position and result of operations.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

RECONCILIATION TO U.S. GAAP

Effect on net income	2005	2004
€m	€m
Net income (Group income for the financial year) as reported in the Consolidated Statements of Income	1,006.3	871.8
Minority interest	(8.4)	(5.7)
Preference dividends	(0.1)	(0.1)

Net income for the year attributable to ordinary equity holders of the Company	997.8	866.0

U.S. GAAP adjustments
Provisions (i)	(0.1)	(2.1)
Profit/(loss) on derivative instruments (ii)	3.9	(9.1)
Stock-based employee compensation (iii)	(51.6)	(15.5)
Amortization of intangible assets (iv)	(28.3)	(44.3)
Elimination of revaluation surplus (v)	0.8	0.4
Retirement benefit obligations (vii)	(18.8)	(22.4)
Amortization of debt issue expenses (viii)	(0.3)	(0.3)
Deferred tax (ix)
—mineral reserves depletion	(7.0)	(3.9)
—temporary differences	13.3	11.2

Net income attributable to ordinary shareholders under U.S. GAAP	909.7	780.0

Net income per share (cent)
Basic net income per Ordinary Share under U.S. GAAP	170.3	c	147.3	c

Diluted net income per Ordinary Share under U.S. GAAP	168.9	c	146.5	c

Cumulative effect on shareholders’ equity

Total equity as reported in the Consolidated Balance Sheets	6,233.7	4,979.4
Minority interest	(38.3)	(34.2)

Shareholders’ equity as reported in the Consolidated Balance Sheets	6,195.4	4,945.2

U.S. GAAP adjustments
Provisions (i)	(59.4)	(59.6)
Hedging instruments—fair value adjustments (ii)	(1.5)	(1.9)
Goodwill (iv)	392.1	383.2
Elimination of revaluation surplus (v)	(26.8)	(27.6)
Retirement benefit obligations (vii)	466.0	397.8
Debt issue expenses prepaid (viii)	1.0	1.2
Deferred tax (ix)
—unamortized cumulative uplift in mineral reserves	284.2	252.5
—temporary differences	(149.1)	(106.5)

Shareholders’ equity under U.S. GAAP	7,101.9	5,784.3

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME as at December 31
Accumulated foreign currency translation (xii)	(449.9)	(919.1)
Cumulative fair value adjustment on derivatives (ii)	37.0	41.6
Minimum liability on pensions (vii)	(34.4)	(35.1)

(447.3)	(912.6)

The footnote references in this table are set out on pages F-86 to F-93.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Shares Par Value	Additional Paid-in Capital	Preferred Shares	Other Reserves	Retained Earnings	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income *	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2004	179.3	3,044.9	1.2	9.9	2,751.2	(11.5)	(697.3)	5,277.7

Shares issued	1.0	35.6	—	—	—	—	—	36.6
Share issue expenses	—	(0.3)	—	—	—	—	—	(0.3)
Deferred stock-based compensation	—	41.1	—	—	—	(41.1)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	25.2	—	25.2
Dividends	0.7	35.7	—	—	(156.0)	—	—	(119.6)

Comprehensive income:
Net income	—	—	—	—	780.0	—	—	780.0
Derivative instruments—fair value adjustments	—	—	—	—	—	—	11.3	11.3
Additional minimum pension liability	—	—	—	—	—	—	(16.4)	(16.4)
Currency translation adjustment	—	—	—	—	—	—	(210.2)	(210.2)

Total comprehensive income	—	—	—	—	780.0	—	(215.3)	564.7

Balance at December 31, 2004	181.0	3,157.0	1.2	9.9	3,375.2	(27.4)	(912.6)	5,784.3

Shares issued	1.0	38.5	—	—	—	—	—	39.5
Share issue expenses	—	(0.2)	—	—	—	—	—	(0.2)
Deferred stock-based compensation	—	87.3	—	—	—	(87.3)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	65.5	—	65.5
Dividends	0.3	20.7	—	—	(185.2)	—	—	(164.2)
Gains relating to cash flow hedges less deferred tax	—	—	—	—	2.0	—	—	2.0

Comprehensive income:
Net income	—	—	—	—	909.7	—	—	909.7
Derivative instruments—fair value adjustments	—	—	—	—	—	—	(4.6)	(4.6)
Additional minimum pension liability	—	—	—	—	—	—	0.7	0.7
Currency translation adjustment	—	—	—	—	—	—	469.2	469.2

Total comprehensive income	—	—	—	—	909.7	—	465.3	1,375.0

Balance at December 31, 2005	182.3	3,303.3	1.2	9.9	4,101.7	(49.2)	(447.3)	7,101.9

*	Net of tax.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

NET INCOME PER ORDINARY SHARE

	Year ended December 31
	2005		2004
	(€ millions, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	909.7		780.0

Average number outstanding of €0.32 Ordinary Shares (in millions)	534.3		529.5
Effect of dilutive securities—share options	4.4		2.9

	538.7		532.4

Basic net income per Ordinary Share under U.S. GAAP	170.3	c	147.3	c

Diluted net income per Ordinary Share under U.S. GAAP	168.9	c	146.5	c

Under U.S. GAAP (SFAS 128), basic net income per ordinary share is computed under the same method as IFRS and excludes the dilutive effect of stock options. In addition, SFAS 128 has been applied in the disclosure of diluted net income per share as set out above; the diluted net income per share is computed under the same method as IFRS.

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132(R)

The Group’s principal defined benefit schemes are in the Republic of Ireland, Britain, the Netherlands, Portugal, Switzerland and the United States. The components of the total Group pension expense in respect of defined benefit pension schemes for the years ended December 31, 2005 and 2004 under SFAS 132(R) are as follows:

	Year ended December 31
	2005	2004
	€m	€m
Service cost	61.0	57.1
Interest cost	86.0	81.0
Expected return on plan assets	(92.3)	(90.1)
Net amortizations and deferrals	20.2	14.9

	74.9	62.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132(R) (continued)

The funded status of these schemes under SFAS 132(R) was as follows:

As at December 31:	2005	2004
	€m	€m
Change in benefit obligation
Benefit obligation at beginning of year	1,786.0	1,513.4
Acquisitions/divestments	0.7	54.7
Service cost	61.0	57.1
Interest cost	86.0	81.0
Plan participants’ contributions	17.5	16.0
Transfer from defined contribution scheme	—	10.0
Actuarial losses	229.4	127.6
Benefits paid	(66.4)	(59.8)
Translation	37.7	(14.0)

Benefit obligation at end of year	2,151.9	1,786.0

Change in plan assets
Fair value of plan assets at beginning of year	1,461.0	1,303.3
Acquisitions/divestments	0.6	47.5
Actual return on plan assets	251.6	95.8
Company contributions	58.7	57.0
Plan participants’ contributions	17.5	16.0
Transfer from defined contribution scheme	—	10.0
Benefits paid	(66.4)	(59.8)
Translation	26.1	(8.8)

Fair value of plan assets at end of year	1,749.1	1,461.0

Funded status of the plans	(402.8)	(325.0)
Unrecognized net actuarial gain	465.7	412.3
Unrecognized net transition obligation	(1.2)	(3.0)
Unrecognized prior service cost	31.0	33.3

Net amount recognized	92.7	117.6

The net amount recognized in the Consolidated Balance Sheets consists of:
Prepaid benefit cost	121.1	117.8
Accrued benefit liability	(88.8)	(65.9)
Intangible asset	10.0	20.4
Accumulated other comprehensive income	50.4	45.3

	92.7	117.6

Analysis of funded status of those plans (included in the overall table above) where benefit obligation exceeds fair value of assets
Benefit obligation at end of year	(1,885.2)	(1,577.9)
Fair value of plan assets at end of year	1,469.9	1,247.3

	(415.3)	(330.6)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132(R) (continued)

Amounts applicable to the Company’s pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	2005	2004
	€m	€m
Projected benefit obligation	1,182.9	948.0
Accumulated benefit obligation	945.2	764.1
Fair value of plan assets	819.1	663.4

Weighted-average assumptions as of December 31
Discount rate	4.4%	4.8%
Expected return on plan assets	6.2%	6.2%
Rate of compensation increase	3.9%	3.9%

The plan assets are invested principally in equities, fixed income securities and properties. The number of CRH Ordinary Shares held by the pension plans amounted to 0.4 million at December 31, 2005. The market value of these CRH shares at December 31, 2005 was €9.3 million. The dividends paid on the CRH shares held by the pension plans in 2005 amounted to €0.1 million.

The Group has a number of defined contribution plans, principally in the United States and Mainland Europe.

Plan Assets

The pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

Plan assets at December 31	2005	2004
	%	%
Asset category
Equity securities	57.7	54.2
Debt securities	32.5	35.0
Real estate	7.2	8.0
Other	2.6	2.8

Total	100.0	100.0

The pension plan assets are invested in accordance with statutory regulations, pension plan rules, and recommendations of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

Cash Flows

Contributions

The Group expects to contribute approximately €64 million to its defined benefit pension plans in 2006.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132(R) (continued)

Estimated Future Benefit Payments

The profile of estimated future benefit payments, which reflect expected future service, as appropriate, is as follows:

Pension benefits
(€m)
2006	59.5
2007	62.8
2008	66.7
2009	70.7
2010	75.1
2011-2015	436.1

Total	770.9

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Consolidated Statements of Cash Flows prepared under IFRS present substantially the same information as that required under U.S. GAAP by SFAS 95, Statement of Cash Flows.

The Consolidated Statements of Cash Flows prepared under IFRS include the Group’s share of cash flows of joint ventures in line with the accounting methodology under IAS 31. Under U.S. GAAP, joint ventures must be accounted for under the equity method and accordingly the Group’s share of joint venture cash flows is omitted. The difference between the cash and cash equivalents balances presented below and those presented under IFRS relates to the exclusion of the balances applicable to joint ventures.

The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Year ended December 31
	2005	2004
	€m	€m
Cash inflow from operating activities	1,313.9	1,221.6
Cash outflow on investing activities	(1,522.8)	(1,177.3)
Cash inflow/(outflow) from financing activities	226.4	(19.6)
Effect of foreign exchange rate movements on cash and cash equivalents	46.9	(19.9)

	64.4	4.8
Cash and cash equivalents at beginning of year	1,010.7	1,005.9

Cash and cash equivalents at end of year	1,075.1	1,010.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

FAIR VALUES OF FINANCIAL INSTRUMENTS—INFORMATION REQUIRED BY SFAS 107

The following information is presented in compliance with the requirements of SFAS 107 Disclosure about Fair Values of Financial Instruments. The carrying amounts and estimated fair values of the material financial instruments of the Group at December 31, 2005 and 2004 are as follows:

	As at December 31
	2005 Carrying Amount	2005 Fair Value	2004 Carrying Amount	2004 Fair Value
	€m	€m	€m	€m
Assets
Liquid investments	342.5	342.5	311.7	311.7
Cash and cash equivalents	1,148.6	1,148.6	1,072.0	1,072.0
Accounts receivable and prepayments	2,476.4	2,476.4	1,973.1	1,973.1
Currency swaps and forward agreements	63.4	63.4	0.7	0.7
Interest rate swap agreements	119.3	119.7	173.4	174.9
Forward energy cost agreements	2.9	2.9	0.2	0.2

Liabilities
Current interest-bearing loans and borrowings	582.3	583.5	251.4	251.4
Accounts payable and accrued liabilities	2,442.0	2,442.0	1,864.1	1,864.1
Non-current interest-bearing loans and borrowings	4,524.5	4,620.4	3,802.4	3,866.9
Currency swaps and forward agreements	6.6	6.6	260.8	260.8
Interest rate swap agreements	10.2	10.2	0.5	1.4
Forward energy cost agreements	1.4	1.4	1.0	1.0

Carrying amounts are stated under IFRS.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, liquid investments, accounts receivable, accounts payable and current interest-bearing loans and borrowings: The carrying amount reported in the Consolidated Balance Sheets approximates fair value because of the short maturity of these instruments.

Interest-bearing loans and borrowings: The fair value of the Group’s long-term debt (including the current maturities of long-term debt) is estimated using discounted cash flow analyses, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements and maturities.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

DEFERRED AND OTHER TAXATION

The analysis of the deferred taxation liability required by SFAS 109 is as follows:

	2005	2004
	€m	€m
Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations	12.8	2.4
Revaluation of derivative financial instruments to fair value	1.6	—
Employee share options	19.2	3.8
Other deductible temporary differences	294.8	189.9

Total	328.4	196.1

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition	1,161.8	830.6
Revaluation of derivative financial instruments to fair value	1.7	—
Rolled-over capital gains	31.9	31.0

Total	1,195.4	861.6

At December 31	867.0	665.5

Other taxation

The Group’s income tax charge is based on expected income, statutory tax rates, various allowances and reliefs and tax planning opportunities available to the Group in the multiple taxing jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgments and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

CONCENTRATION OF CREDIT RISK—INFORMATION REQUIRED BY SFAS 105

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables. The Group deposits short-term cash surpluses with high credit quality banks and institutions and, as a matter of policy, limits the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base in the construction industry where the Group is engaged in the manufacture and supply of a wide range of materials. At December 31, 2005, the Group did not consider there to be any significant concentrations of credit risk. No one customer accounts for more than 5% of net revenue.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123

The Company has elected to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, (APB 25) and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee share options.

Pursuant to the Company’s 2000 Share Option Scheme, employees were granted options over 2,484,300 of the Company’s Ordinary Shares on April 11, 2005. All options granted have 10-year terms. This figure comprises options over 2,484,300 shares which may be exercised after the expiration of three years from the date of grant of those options, subject to specific EPS growth targets being achieved.

A summary of the Company’s share option and savings-related share option activity, and related information for the years ended December 31, 2005 and 2004 is set out in Note 7 Employee Share Options.

Savings-related share options

Pursuant to the Company’s 2000 Savings-Related Share Option Schemes, employees were granted options over 201,077 of the Company’s Ordinary Shares on April 1, 2005. This figure comprises options over 113,330 shares and 87,747 with a three-year and five-year contract term respectively from the dates of grant of those options. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

Weighted-average fair value (computed using Black-Scholes valuation model—see detailed assumptions below):

	Share options		Savings-related share options
	€	Stg£	€	Stg£
Options granted during:
2005	4.53	3.58	5.58	4.18
2004	4.51	2.73	4.66	3.08

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

for 2005 risk-free interest rate of 3.13%, dividend yield of 1.53%, volatility of 0.233 and a weighted-average expected life of the options of 4.9 years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123 (continued)

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro-forma information follows:

	Year ended December 31
	2005	2004
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	909.7	780.0
Add back: Total stock-based employee compensation (income)/expense reported in net income, net of related taxes, under APB 25	50.0	25.2
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related taxes, under SFAS123	(15.6)	(21.6)

Pro-forma net income	944.1	783.6

Basic reported net income per Ordinary Share	170.3c	147.3c

Pro-forma basic net income per Ordinary Share	176.7c	148.0c

Diluted net income per Ordinary Share	168.9c	146.5c

Pro-forma diluted net income per Ordinary Share	175.3c	147.2c

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the U.S. Financial Accounting Standards Board issued SFAS 133 Accounting for Derivative Instruments and Hedging Activities. The Statement requires that (for U.S. GAAP purposes only) all derivatives be recognized on the Consolidated Balance Sheets at fair value. Derivatives, which are not hedges, must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

Fair Value Hedges

CRH uses financial instruments designated as fair value hedges to manage certain of the Group’s exposure to interest and exchange rate risk. CRH is subject to market risk from exposures to changes in interest and exchange rates due to its financing, investing and cash management activities. Interest rate swap agreements are used to hedge CRH’s exposure associated with its fixed rate debt and cross-currency swap agreements are used to manage the Group’s exposure to exchange rate risk. U.S. GAAP differs from IFRS as it permits short-cut accounting whereas IFRS does not. A loss of €1.1 million was recorded in U.S. GAAP income in the year ended December 31, 2005 (2004: loss of €4.5 million) due to ineffectiveness of fair value hedges. A loss of €1.8 million was recorded in IFRS income in the year ended December 31, 2005 (2004: gain of €0.7 million).

Net Investment Hedges

CRH uses cross-currency swap agreements designated as net investment hedges to manage the Group’s exposure to exchange rate risk. CRH is subject to market risk from exposures to changes in exchange rates due to

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (continued)

investments in non-euro subsidiary and joint venture undertakings. U.S. GAAP differs from IFRS for certain types of derivatives which are used as net investment hedges by CRH. A gain of €228.7 million arose on net investment hedges in the year ended December 31, 2005 which has been included in the U.S. GAAP foreign currency translation adjustment (a gain of €231.8 million is recognized in the IFRS foreign currency translation adjustment). A gain of €6.8 million was recorded in U.S. GAAP income in the year ended December 31, 2005 due to ineffectiveness of net investment hedges. A gain of €3.7 million was recorded in IFRS income in the year ended December 31, 2005 due to ineffectiveness of net investment hedges.

A loss of €10.0 million arose on net investment hedges in the year ended December 31, 2004 which has been included in the U.S. GAAP foreign currency translation adjustment (a loss of €13.5 million is recognized in the IFRS foreign currency translation adjustment). A loss of €3.8 million was recorded in U.S. GAAP income in the year ended December 31, 2004 due to ineffectiveness of net investment hedges (a loss of €4.5 million is recognized in IFRS income).

Other Derivative Instruments

Interest rate and cross-currency swap agreements not designated as hedging instruments under SFAS No. 133 are also used to manage the Group’s mix of fixed and floating rate debt by currency to ensure that the Group’s debt funding sources match the currency of the Group’s operations. Some of these are designated as hedges under IFRS. In addition, the Group uses financial contracts based on energy price indices to manage costs in some of its operations.

Unrealized gains arising on these contracts in the year ended December 31, 2005 amounted to €4.1 million, which has been recognized in both U.S. GAAP and IFRS earnings. Unrealized losses arising on these contracts in the year ended December 31, 2004 amounted to €7.8 million, which has been recognized in U.S. GAAP earnings and €3.2 million which has been recognized in IFRS earnings.

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131

Note 1 has been prepared under IFRS. SFAS 131 defines operating segments as components of the enterprise whose operating results are regularly reviewed by the enterprise’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance. The Europe Materials Division is further analyzed in this note into the reportable segments outlined below. The geographical information required under SFAS 131 is presented in Note 1.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

These four Divisions are comprised of a total of seven reportable segments within the meaning of SFAS 131 as set out below:

Division	Reportable Segments

Europe Materials	Ireland

Rest of Europe

Europe Products & Distribution	Products

Distribution

Americas Materials	Materials

Americas Products & Distribution	Products

Distribution

The Chief Executive, together with the Board of Directors, evaluates performance and allocates resources based on regular reviews of the operating results of the seven reportable segments described above. These segments are financed by different proportions of interest-bearing debt and equity. The interest incurred by individual segments is therefore a function of the Group’s overall financial policy rather than the financial performance of those segments. Consequently, comparisons of income between segments or between different years for the same segment are not meaningful if interest is included in arriving at the result, and segment results are disclosed before taking account of interest. Taxes on income are not allocated to reportable segments for the purposes of the Chief Executive’s and Board review. The accounting policies of these segments are the same as those described in the summary of significant accounting policies. Intersegment revenue is not material.

Product line revenues are not provided because it is impracticable to do so.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

ANALYSIS BY OPERATING SEGMENT:

		Year ended December 31
		2005	2004
		(€m)	(€m)
Revenue (a)
Europe Materials	Ireland	1,112.0	1,007.8
	Rest of Europe	1,534.2	1,299.0
Europe Products & Distribution	Products	2,533.4	2,245.0
	Distribution	2,192.9	1,904.1
Americas Materials		3,164.7	2,823.2
Americas Products & Distribution	Products	2,755.9	2,461.6
	Distribution	1,156.2	1,013.8

		14,449.3	12,754.5

Group operating income
Europe Materials	Ireland	144.9	139.2
	Rest of Europe	232.1	181.0
Europe Products & Distribution	Products	175.6	190.7
	Distribution	123.4	121.4
Americas Materials		328.2	273.9
Americas Products & Distribution	Products	307.6	250.7
	Distribution	80.5	63.3

		1,392.3	1,220.2

Depreciation and intangible asset amortization
Europe Materials	Ireland	43.3	43.0
	Rest of Europe	85.7	82.5
Europe Products & Distribution	Products	128.3	114.4
	Distribution	32.0	30.3
Americas Materials		164.8	151.3
Americas Products & Distribution	Products	99.2	88.9
	Distribution	11.6	9.6

		564.9	520.0

Disclosures for Republic of Ireland
Revenue		903.9	822.9

Long-lived assets		369.1	362.2

Analysis of associates’ income after tax
Europe Materials	Ireland	2.0	0.6
	Rest of Europe	15.8	12.8
Europe Products & Distribution	Products	0.3	—
	Distribution	7.4	5.6
Americas Materials		0.4	0.4

		25.9	19.4

(a)	Intersegment revenue is not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

		As at December 31
		2005	2004
		(€m)	(€m)
Analysis of investment in associates
Europe Materials	Ireland	2.3	1.2
	Rest of Europe	461.0	129.5
Europe Products & Distribution	Products	8.1	—
	Distribution	47.2	40.6
Americas Materials		9.0	7.5

		527.6	178.8

Capital expenditure
Europe Materials	Ireland	54.4	45.3
	Rest of Europe	102.4	77.8
Europe Products & Distribution	Products	113.2	104.7
	Distribution	40.2	43.7
Americas Materials		176.7	144.0
Americas Products & Distribution	Products	145.5	120.8
	Distribution	19.7	14.4

		652.1	550.7

Total assets
Europe Materials	Ireland	711.1	675.6
	Rest of Europe	2,057.0	1,965.0
Europe Products & Distribution	Products	2,689.0	2,294.6
	Distribution	1,332.1	1,137.5
Americas Materials		3,806.4	2,852.0
Americas Products & Distribution	Products	2,187.0	1,629.9
	Distribution	492.4	332.1

		13,275.0	10,886.7
Reconciliation to total assets:
Investments in associates		527.6	178.8
Derivative financial instruments (current and non-current)		185.5	174.3
Other financial assets		106.9	113.2
Deferred income tax assets		466.5	335.3
Liquid investments		342.5	311.7
Cash and cash equivalents		1,148.6	1,072.0

Total assets as reported in the Consolidated Balance Sheets		16,052.6	13,072.0

Segment liabilities
Europe Materials	Ireland	306.9	329.2
	Rest of Europe	441.6	332.0
Europe Products & Distribution	Products	791.8	612.2
	Distribution	343.5	293.4
Americas Materials		630.6	418.3
Americas Products & Distribution	Products	527.1	391.3
	Distribution	184.4	115.8

		3,225.9	2,492.2
Reconciliation to total liabilities:
Interest-bearing loans and borrowings (current and non-current)		5,106.8	4,053.8
Derivative financial instruments (current and non-current)		18.1	262.3
Income tax liabilities (current and deferred)		1,456.0	1,271.9
Capital grants		12.1	12.4

Total liabilities as reported in the Consolidated Balance Sheets		9,818.9	8,092.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142

In June 2001, the FASB issued SFAS 141 Business Combinations and SFAS 142 Goodwill and Other Intangible Assets, both of which were effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized under U.S. GAAP, but is subject to annual impairment tests in accordance with the Statements. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2004 and 2005 impairment tests indicated that no impairment had occurred.

The IFRS intangible asset amortization expense of €9.1 million for the year ended December 31, 2005 (2004 : €4.1 million) and the “negative goodwill” credit of €4.3 million (2004 : €10.9 million) is eliminated under U.S. GAAP and replaced by a net expense of €33.1 million (2004 : €37.5 million), comprising acquisition (pre-2004) related payments of €5.8 million (2004 : €12.2 million) included in goodwill under IFRS and expensed under U.S. GAAP, a charge of €29.3 million (2004 : €29.3 million) in respect of intangible asset amortization under U.S. GAAP, and other credits of €2.0 million (2004 : €4.0 million).

Acquired goodwill in 2005 of €320.5 million under U.S. GAAP is analyzed as follows by operating segment: Europe Materials—Rest of Europe €1.5 million, Europe Products €72.5 million, Europe Distribution €41.3 million, Americas Materials €102.7 million, Americas Products €69.5 million and Americas Distribution €33.0 million.

	2005	2004
	(€m)	(€m)
US GAAP Goodwill
At January 1	1,803.5	1,764.0
Translation adjustment	120.0	(53.8)
Acquisitions	320.5	105.6
Disposals	(0.9)	—
Acquisition-related payments in IFRS	(5.8)	(12.3)

At December 31	2,237.3	1,803.5

	Cost				Amortization
2005	January 1	Acquisitions	Translation	December 31	January 1	Charge	Translation	December 31	Net amount
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Intangible assets
Trade names	3.8	1.2	0.2	5.2	(1.8)	(0.9)	(0.1)	(2.8)	2.4
Non-compete agreements	15.5	3.6	2.5	21.6	(6.4)	(3.7)	(1.2)	(11.3)	10.3
Production/order backlog	2.6	2.6	0.6	5.8	(2.6)	(1.0)	(0.3)	(3.9)	1.9
Customer relationships	101.4	37.8	14.2	153.4	(31.3)	(18.9)	(4.7)	(54.9)	98.5
Under-market royalty payments	6.9	—	1.1	8.0	(1.4)	(0.6)	(0.2)	(2.2)	5.8
Licensing agreements	34.1	—	0.5	34.6	(4.6)	(3.5)	(0.1)	(8.2)	26.4
Employment agreements	3.1	0.4	0.2	3.7	(2.0)	(0.7)	(0.2)	(2.9)	0.8

At December 31	167.4	45.6	19.3	232.3	(50.1)	(29.3)	(6.8)	(86.2)	146.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

Number of years over which intangible asset is amortized
Trade names	4 to 10 years
Non-compete agreements	1 to 10 years
Production/order backlog	1 year
Customer relationships	3 to 10 years
Under-market royalty payments	18 to 28 years
Licensing agreements	2 to 10 years
Employment agreements	1 to 5 years

Weighted-average amortization period of additions in 2005
Trade names	8.9 years
Non-compete agreements	3.6 years
Customer relationships	7.1 years
Licensing agreements	2 years
Employment agreements	1 year

The following presents the estimated amortization expense for intangible assets for the next five years and thereafter:

(€m)
2006	33.4
2007	28.5
2008	20.9
2009	17.9
2010	18.3
Thereafter	27.1

146.1

ASSET RETIREMENT OBLIGATIONS—INFORMATION REQUIRED BY SFAS 143

The Group adopted Statement of Financial Accounting Standard No. 143 Accounting for Asset Retirement Obligations, (“SFAS 143”) effective January 1, 2003. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

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

The Group’s liability for restoration of quarry assets arises over a number of reporting periods and is directly related to the degree of extraction performed only if a legal obligation exists to incur these costs upon

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

ASSET RETIREMENT OBLIGATIONS—INFORMATION REQUIRED BY SFAS 143 (continued)

retirement of the assets. Under both IFRS and U.S. GAAP, the Group has adopted an incremental provisioning methodology in order to recognize asset retirement obligations in line with extraction. Incremental liabilities incurred in subsequent reporting periods are considered to be an additional layer of the original liability and are calculated using assumptions applicable in those subsequent periods.

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

The following shows the changes in the asset retirement obligation for 2005:

(€m)
Balance January 1	26.8
Additional liabilities through December 31, 2005	3.6
Accretion expense	1.4
Translation adjustment	2.8

Balance December 31	34.6

The Group does not have any assets that are legally restricted for the purposes of settling its asset retirement obligations at December 31, 2005 and 2004.

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents Condensed Balance Sheets as at December 31, 2005 and 2004 and Condensed Statements of Income and Cash Flows for the years ended December 31, 2005 and 2004 of the Company and CRH America, Inc. (“CRHA”). This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is a wholly-owned subsidiary of the Company. The Guarantees of the guarantor are full and unconditional. The significant differences between IFRS and U.S. GAAP as they affect the Company are set out below:

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets as at December 31, 2005

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	6,823.5	—	6,823.5
Intangible assets	—	—	2,252.5	—	2,252.5
Subsidiaries	3,762.6	386.5	1,685.2	(5,834.3)	—
Investments in associates	—	—	527.6	—	527.6
Other financial assets	—	—	106.9	—	106.9
Advances to subsidiaries	2,538.8	3,977.6	—	(6,516.4)	—
Derivative financial instruments	—	—	154.8	—	154.8
Deferred income tax assets	—	—	466.5	—	466.5

Total non-current assets	6,301.4	4,364.1	12,017.0	(12,350.7)	10,331.8

Current assets
Inventories	—	—	1,722.6	—	1,722.6
Accounts receivable and prepayments	1,265.0	—	2,476.4	(1,265.0)	2,476.4
Derivative financial instruments	—	—	30.7	—	30.7
Cash and cash equivalents and liquid investments	55.0	67.0	1,369.1	—	1,491.1

Total current assets	1,320.0	67.0	5,598.8	(1,265.0)	5,720.8

Total assets	7,621.4	4,431.1	17,615.8	(13,615.7)	16,052.6

EQUITY
Equity share capital	182.3	—	—	—	182.3
Preference share capital	1.2	—	—	—	1.2
Additional paid-in capital	2,208.3	1,744.9	833.0	(2,577.9)	2,208.3
Other reserves	37.4	—	37.4	(37.4)	37.4
Foreign currency translation reserve	233.5	—	—	—	233.5
Accumulated income	3,532.7	(232.7)	3,451.7	(3,219.0)	3,532.7

Shareholders’ equity attributable to the Company’s equity holders	6,195.4	1,512.2	4,322.1	(5,834.3)	6,195.4
Minority interest	—	—	38.3	—	38.3

Total equity	6,195.4	1,512.2	4,360.4	(5,834.3)	6,233.7

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	2,776.1	1,748.4	—	4,524.5
Derivative financial instruments	—	—	13.5	—	13.5
Deferred income tax liabilities	—	—	1,184.5	—	1,184.5
Accounts payable and accrued liabilities	—	—	187.6	—	187.6
Advances from subsidiaries	1,422.0	—	6,359.4	(7,781.4)	—
Retirement benefit obligations	—	—	450.5	—	450.5
Provisions for liabilities and charges	—	—	223.0	—	223.0
Capital grants	—	—	12.1	—	12.1

Total non-current liabilities	1,422.0	2,776.1	10,179.0	(7,781.4)	6,595.7

Current liabilities
Accounts payable and accrued liabilities	4.0	36.8	2,213.6	—	2,254.4
Current income tax liabilities	—	—	271.5	—	271.5
Interest-bearing loans and borrowings	—	106.0	476.3	—	582.3
Derivative financial instruments	—	—	4.6	—	4.6
Provisions for liabilities and charges	—	—	110.4	—	110.4

Total current liabilities	4.0	142.8	3,076.4	—	3,223.2

Total liabilities	1,426.0	2,918.9	13,255.4	(7,781.4)	9,818.9

Total equity and liabilities	7,621.4	4,431.1	17,615.8	(13,615.7)	16,052.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets as at December 31, 2004

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	5,830.6	—	5,830.6
Intangible assets	—	—	1,774.1	—	1,774.1
Subsidiaries	3,231.4	289.4	1,685.2	(5,206.0)	—
Investments in associates	—	—	178.8	—	178.8
Other financial assets	—	—	113.2	—	113.2
Advances to subsidiaries	2,532.1	3,388.4	—	(5,920.5)	—
Derivative financial instruments	—	—	173.2	—	173.2
Deferred income tax assets	—	—	335.3	—	335.3

Total non-current assets	5,763.5	3,677.8	10,090.4	(11,126.5)	8,405.2

Current assets
Inventories	—	—	1,308.9	—	1,308.9
Accounts receivable and prepayments	100.6	—	1,973.1	(100.6)	1,973.1
Derivative financial instruments	—	—	1.1	—	1.1
Cash and cash equivalents and liquid investments	52.2	135.8	1,195.7	—	1,383.7

Total current assets	152.8	135.8	4,478.8	(100.6)	4,666.8

Total assets	5,916.3	3,813.6	14,569.2	(11,227.1)	13,072.0

EQUITY
Equity share capital	181.0	—	—	—	181.0
Preference share capital	1.2	—	—	—	1.2
Additional paid-in capital	2,149.3	1,744.9	865.2	(2,610.1)	2,149.3
Other reserves	23.5	—	23.5	(23.5)	23.5
Foreign currency translation reserve	(179.9)	—	—	—	(179.9)
Accumulated income	2,770.1	(449.5)	3,021.9	(2,572.4)	2,770.1

Shareholders’ equity attributable to the Company’s equity holders	4,945.2	1,295.4	3,910.6	(5,206.0)	4,945.2
Minority interest	—	—	34.2	—	34.2

Total equity	4,945.2	1,295.4	3,944.8	(5,206.0)	4,979.4

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	2,496.1	1,306.3	—	3,802.4
Derivative financial instruments	—	—	51.9	—	51.9
Deferred income tax liabilities	—	—	987.4	—	987.4
Accounts payable and accrued liabilities	—	—	122.0	—	122.0
Advances from subsidiaries	964.2	—	5,056.9	(6,021.1)	—
Retirement benefit obligations	—	—	349.7	—	349.7
Provisions for liabilities and charges	—	—	182.3	—	182.3
Capital grants	—	—	12.4	—	12.4

Total non-current liabilities	964.2	2,496.1	8,068.9	(6,021.1)	5,508.1

Current liabilities
Accounts payable and accrued liabilities	6.9	22.1	1,713.1	—	1,742.1
Current income tax liabilities	—	—	284.5	—	284.5
Interest-bearing loans and borrowings	—	—	251.4	—	251.4
Derivative financial instruments	—	—	210.4	—	210.4
Provisions for liabilities and charges	—	—	96.1	—	96.1

Total current liabilities	6.9	22.1	2,555.5	—	2,584.5

Total liabilities	971.1	2,518.2	10,624.4	(6,021.1)	8,092.6

Total equity and liabilities	5,916.3	3,813.6	14,569.2	(11,227.1)	13,072.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Revenue	—	—	14,449.3	—	14,449.3
Cost of sales	—	—	(9,901.7)	—	(9,901.7)

Gross profit	—	—	4,547.6	—	4,547.6
Operating costs	1.1	—	(3,156.4)	—	(3,155.3)

Group operating income	1.1	—	1,391.2	—	1,392.3
Gain on sale of investments and property, plant and equipment	—	—	19.8	—	19.8

Income before finance costs	1.1	—	1,411.0	—	1,412.1
Finance costs	—	(200.7)	(253.8)	157.1	(297.4)
Finance revenue	—	157.1	138.3	(157.1)	138.3
Share of subsidiaries’ income before tax	1,243.5	68.9	—	(1,312.4)	—
Group share of associates’ income after tax	25.9	—	(25.9)	25.9	25.9

Income before tax	1,270.5	25.3	1,269.6	(1,286.5)	1,278.9
Income tax expense	(272.6)	(9.7)	(262.9)	272.6	(272.6)

Group income for the financial year	997.9	15.6	1,006.7	(1,013.9)	1,006.3
Minority interest	—	—	(8.4)	—	(8.4)

Equity holders of the company	997.9	15.6	998.3	(1,013.9)	997.9

	for the year ended December 31, 2004
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Revenue	—	—	12,754.5	—	12,754.5
Cost of sales	—	—	(8,717.4)	—	(8,717.4)

Gross profit	—	—	4,037.1	—	4,037.1
Operating costs	1.4	—	(2,818.3)	—	(2,816.9)

Group operating income	1.4	—	1,218.8	—	1,220.2
Gain on sale of investments and property, plant and equipment	—	—	10.8	—	10.8

Income before finance costs	1.4	—	1,229.6	—	1,231.0
Finance costs	—	(210.6)	(228.4)	174.7	(264.3)
Finance revenue	—	174.7	117.9	(174.7)	117.9
Share of subsidiaries’ income before tax	1,077.5	43.3	—	(1,120.8)	—
Group share of associates’ income after tax	19.4	—	(19.4)	19.4	19.4

Income before tax	1,098.3	7.4	1,099.7	(1,101.4)	1,104.0
Income tax expense	(232.2)	(2.6)	(229.6)	232.2	(232.2)

Group income for the financial year	866.1	4.8	870.1	(869.2)	871.8
Minority interest	—	—	(5.7)	—	(5.7)

Equity holders of the company	866.1	4.8	864.4	(869.2)	866.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities				—
Group operating income	1.1	59.2	1,332.0	—	1,392.3
Depreciation charge	—	—	555.8	—	555.8
Employee share options expense	—	—	13.9	—	13.9
Amortization of intangible assets	—	—	9.1	—	9.1
Net movement on provisions	—	—	11.8	—	11.8
Increase in working capital	(1,167.3)	10.7	1,007.2	—	(149.4)
Amortization of capital grants	—	—	(2.0)	—	(2.0)
Other non-cash movements	—	—	2.9	—	2.9

Cash generated from operations	(1,166.2)	69.9	2,930.7	—	1,834.4
Interest paid (including finance leases)	—	(200.7)	(140.4)	157.1	(184.0)
Income taxes paid:	—	—		—
Irish corporation tax	—	—	(13.3)	—	(13.3)
Overseas corporation tax	—	—	(246.2)	—	(246.2)

Net cash inflow from operating activities	(1,166.2)	(130.8)	2,530.8	157.1	1,390.9

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	—	—	102.8	—	102.8
Interest received	—	157.1	43.4	(157.1)	43.4
Capital grants received	—	—	1.5	—	1.5
Dividend received from subsidiary	720.0	—	(720.0)	—	—
Dividends received from associates	—	—	14.2	—	14.2

Total inflows	720.0	157.1	(558.1)	(157.1)	161.9

Outflows
Purchase of property, plant and equipment	—	—	(652.1)	—	(652.1)
Advances from/(to) subsidiary and parent undertakings	573.9	(111.4)	(462.5)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(808.3)	—	(808.3)
Investments in and advances to associates	—	—	(298.9)	—	(298.9)
Advances to joint ventures and purchase of trade investments	—	—	(7.7)	—	(7.7)
Deferred and contingent acquisition consideration paid	—	—	(45.3)	—	(45.3)

Total outflows	573.9	(111.4)	(2,274.8)	—	(1,812.3)

Net cash outflow from investing activities	1,293.9	45.7	(2,832.9)	(157.1)	(1,650.4)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	39.5	—	—	—	39.5
Shares issued to minority interests	—	—	0.3	—	0.3
Increase in interest-bearing loans and borrowings	—	—	796.8	—	796.8
Increase in finance lease liabilities	—	—	6.5	—	6.5

Total inflows	39.5	—	803.6	—	843.1

Outflows
Expenses paid in respect of share issues	(0.2)	—	—	—	(0.2)
Increase in liquid investments	—	—	(15.0)	—	(15.0)
Repayment of interest-bearing loans and borrowings	—	—	(250.0)	—	(250.0)
Repayment of finance lease liabilities	—	—	(12.9)	—	(12.9)
Net cash movement in derivative financial instruments	—	—	(102.8)	—	(102.8)
Dividends paid to equity holders of the Company	(164.2)	—	—	—	(164.2)
Dividends paid to minority interests		—	(9.4)	—	(9.4)

Total outflows	(164.4)	—	(390.1)	—	(554.5)

Net cash inflow/(outflow) from financing activities	(124.9)	—	413.5	—	288.6

Increase in cash and cash equivalents	2.8	(85.1)	111.4	—	29.1

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	52.2	135.8	884.0	—	1,072.0
Translation adjustment	—	16.3	31.2	—	47.5
Increase in cash and cash equivalents	2.8	(85.1)	111.4	—	29.1

Cash and cash equivalents at December 31	55.0	67.0	1,026.6	—	1,148.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	for the year ended December 31, 2004
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Group operating income	1.4	40.7	1,178.1	—	1,220.2
Depreciation charge	—	—	515.9	—	515.9
Employee share options expense	—	—	9.7	—	9.7
Amortization of intangible assets	—	—	4.1	—	4.1
Net movement on provisions	—	—	(12.0)	—	(12.0)
Increase in working capital	(14.2)	3.2	(67.6)	—	(78.6)
Amortization of capital grants	—	—	(2.2)	—	(2.2)
Other non-cash movements	—	—	(10.3)	—	(10.3)

Cash generated from operations	(12.8)	43.9	1,615.7	—	1,646.8
Interest paid (including finance leases)		(210.6)	(120.6)	174.7	(156.5)
Income taxes paid:
Irish corporation tax	—	—	(17.1)	—	(17.1)
Overseas corporation tax	—	—	(188.1)	—	(188.1)

Net cash inflow from operating activities	(12.8)	(166.7)	1,289.9	174.7	1,285.1

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	—	—	102.3	—	102.3
Interest received	—	174.7	22.6	(174.7)	22.6
Capital grants received	—	—	0.2	—	0.2
Dividends received from associates	—	—	8.0	—	8.0

Total inflows	—	174.7	133.1	(174.7)	133.1

Outflows
Purchase of property, plant and equipment	—	—	(550.7)	—	(550.7)
Advances from/(to) subsidiary and parent undertakings	100.0	(11.2)	(88.8)	—	—
Repayment of capital grants	—	—	(0.5)	—	(0.5)
Acquisition of subsidiaries and joint ventures	—	—	(711.4)	—	(711.4)
Investments in and advances to associates	—	—	(6.0)	—	(6.0)
Advances to joint ventures and purchase of trade investments	—	—	(5.0)	—	(5.0)
Deferred and contingent acquisition consideration paid	—	—	(57.3)	—	(57.3)

Total outflows	100.0	(11.2)	(1,419.7)	—	(1,330.9)

Net cash outflow from investing activities	100.0	163.5	(1,286.6)	(174.7)	(1,197.8)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	for the year ended December 31, 2004
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	36.6	—	—	—	36.6
Increase in interest-bearing loans and borrowings	—	—	584.2	—	584.2
Increase in finance lease liabilities	—	—	56.2	—	56.2

Total inflows	36.6	—	640.4	—	677.0

Outflows
Expenses paid in respect of share issues	(0.3)	—	—	—	(0.3)
Increase in liquid investments	—	—	(25.2)	—	(25.2)
Repayment of interest-bearing loans and borrowings	—	—	(477.8)	—	(477.8)
Repayment of finance lease liabilities	—	—	(24.4)	—	(24.4)
Net cash movement in derivative financial instruments	—	—	(62.2)	—	(62.2)
Dividends paid to equity holders of the Company	(119.6)	—	—	—	(119.6)
Dividends paid to minority interests		—	(2.6)	—	(2.6)

Total outflows	(119.9)	—	(592.2)	—	(712.1)

Net cash inflow/(outflow) from financing activities	(83.3)	—	48.2	—	(35.1)

Increase in cash and cash equivalents	3.9	(3.2)	51.5	—	52.2

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	48.3	149.6	843.0	—	1,040.9
Translation adjustment	—	(10.6)	(9.5)	—	(20.1)
Increase in cash and cash equivalents	3.9	(3.2)	51.5	—	52.2
Joint venture becoming an associate	—		(1.0)	—	(1.0)

Cash and cash equivalents at December 31	52.2	135.8	884.0	—	1,072.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP

	Year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Effect on net income
Group income for the financial year as reported in the Consolidated Statements of Income	997.9	15.6	1,006.7	(1,013.9)	1,006.3
Minority interest	—	—	(8.4)	—	(8.4)
Preference dividends	(0.1)	—	—	—	(0.1)

Net income as reported in the Condensed Consolidated Statements of Income	997.8	15.6	998.3	(1,013.9)	997.8

U.S. GAAP adjustments
Provisions	(0.1)	—	(0.1)	0.1	(0.1)
Gain/(loss) on derivative instruments	3.9	—	3.9	(3.9)	3.9
Stock-based employee compensation	(51.6)	(2.3)	(49.3)	51.6	(51.6)
Amortization of intangible assets	(28.3)	—	(28.3)	28.3	(28.3)
Elimination of revaluation surplus	0.8	—	0.8	(0.8)	0.8
Retirement benefit obligations	(18.8)	—	(18.8)	18.8	(18.8)
Amortization of debt issue expenses	(0.3)	—	(0.3)	0.3	(0.3)
Deferred tax
—mineral reserves depletion	(7.0)	—	(7.0)	7.0	(7.0)
—temporary differences	13.3	—	13.3	(13.3)	13.3

Net income attributable to ordinary shareholders under U.S. GAAP	909.7	13.3	912.5	(925.8)	909.7

	Year ended December 31, 2004
Group income for the financial year as reported in the Consolidated Statements of Income	866.1	4.8	870.1	(869.2)	871.8
Minority interest	—	—	(5.7)	—	(5.7)
Preference dividends	(0.1)	—	—	—	(0.1)

Net income as reported in the Condensed Consolidated Statements of Income	866.0	4.8	864.4	(869.2)	866.0

U.S. GAAP adjustments			—
Provisions	(2.1)	—	(2.1)	2.1	(2.1)
Gain/(loss) on derivative instruments	(9.1)	—	(9.1)	9.1	(9.1)
Stock-based employee compensation	(15.5)	(0.8)	(16.3)	17.1	(15.5)
Amortization of intangible assets	(44.3)	—	(44.3)	44.3	(44.3)
Elimination of revaluation surplus	0.4	—	0.4	(0.4)	0.4
Retirement benefit obligations	(22.4)	—	(22.4)	22.4	(22.4)
Amortization of debt issue expenses	(0.3)	—	(0.3)	0.3	(0.3)
Deferred tax
—mineral reserves depletion	(3.9)	—	(3.9)	3.9	(3.9)
—temporary differences	11.2	—	11.2	(11.2)	11.2

Net income attributable to ordinary shareholders under U.S. GAAP	780.0	4.0	777.6	(781.6)	780.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 37—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP (continued)

	As at December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Total equity as reported in the Consolidated Balance Sheets	6,195.4	1,512.2	4,360.4	(5,834.3)	6,233.7
Minority interest	—	—	(38.3)	—	(38.3)

Shareholders’ equity as reported in the Consolidated Balance Sheets	6,195.4	1,512.2	4,322.1	(5,834.3)	6,195.4

U.S. GAAP adjustments
Provisions	(59.4)	—	(59.4)	59.4	(59.4)
Hedging instruments—fair value adjustments	(1.5)	—	(1.5)	1.5	(1.5)
Goodwill	392.1	—	392.1	(392.1)	392.1
Elimination of revaluation surplus	(26.8)	—	(26.8)	26.8	(26.8)
Retirement benefit obligations	466.0	—	466.0	(466.0)	466.0
Debt issue expenses prepaid	1.0	—	1.0	(1.0)	1.0
Deferred tax
—unamortized cumulative uplift in mineral reserves	284.2	—	284.2	(284.2)	284.2
—temporary differences	(149.1)	—	(149.1)	149.1	(149.1)

Shareholders’ equity under U.S. GAAP	7,101.9	1,512.2	5,228.6	(6,740.8)	7,101.9

	As at December 31, 2004

Total equity as reported in the Consolidated Balance Sheets	4,945.2	1,295.4	3,944.8	(5,206.0)	4,979.4
Minority interest	—	—	(34.2)	—	(34.2)

Shareholders’ equity as reported in the Consolidated Balance Sheets	4,945.2	1,295.4	3,910.6	(5,206.0)	4,945.2

US GAAP adjustments
Provisions	(59.6)	—	(59.6)	59.6	(59.6)
Hedging instruments—fair value adjustments	(1.9)	—	(1.9)	1.9	(1.9)
Goodwill	383.2	—	383.2	(383.2)	383.2
Elimination of revaluation surplus	(27.6)	—	(27.6)	27.6	(27.6)
Retirement benefit obligations	397.8	—	397.8	(397.8)	397.8
Debt issue expenses prepaid	1.2	—	1.2	(1.2)	1.2
Deferred tax
—unamortized cumulative uplift in mineral reserves	252.5	—	252.5	(252.5)	252.5
—temporary differences	(106.5)	—	(106.5)	106.5	(106.5)

Shareholders’ equity under US GAAP	5,784.3	1,295.4	4,749.7	(6,045.1)	5,784.3

SCHEDULE II

CRH plc AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Translation Adjustment	Balance at end of period
			(a)	(b)
	(€m)
2005

Doubtful debts	95.9	39.6	(5.6)	(30.4)	7.2	106.7

2004

Doubtful debts	91.4	27.5	(5.0)	(17.9)	(0.1)	95.9

(a)	Amounts recovered during the year.
(b)	Amounts written-off.

S-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CRH public limited company (Registrant)

By:	/S/ M. LEE
Myles Lee Finance Director

Dated: May 26, 2006