Form 20-F
period 2006-12-31
CRH PUBLIC LTD CO
filed 2007-05-03
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

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

Ordinary Shares/Income Shares of €0.34 each *	542,789,621
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

*	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

The consolidated financial statements of CRH have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (“IASB”) and International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorized by the IASB and remain in effect. IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the consolidated financial statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

IFRS differ in certain significant respects from U.S. GAAP. A summary of the significant differences between IFRS and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity, is set forth in Note 35 of Notes to Consolidated Financial Statements.

The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

The selected consolidated financial data for the three years ended December 31, 2006 have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report.

CONSOLIDATED INCOME STATEMENT DATA

Year ended December 31

	2006 (a)		2006		2005		2004
(Amounts in millions, except per share data and ratios)	U.S.$ m		€ m		€ m		€ m
Amounts in accordance with IFRS
Revenue	25,464.1		18,737.4		14,449.3		12,754.5
Group operating income (b)	2,401.1		1,766.8		1,392.3		1,220.2
Income before tax	2,177.7		1,602.4		1,278.9		1,104.0
Income tax expense	514.0		378.2		272.6		232.2
Net income attributable to equity holders of the Company	1,644.7		1,210.2		997.9		866.1
Group operating income as a percentage of revenue	9.4%		9.4%		9.6%		9.6%
Basic earnings per Ordinary Share	304.8c		224.3c		186.7c		163.6c
Diluted earnings per Ordinary Share	302.2c		222.4c		185.2c		162.7c
Dividends paid per Ordinary Share	56.1c		41.25c		34.65c		29.50c
Average number of Ordinary Shares outstanding	539.4		539.4		534.3		529.5
Ratio of earnings to fixed charges (times) (c)	5.2		5.2		5.6		6.0

	2006 (a)		2006		2005		2004		2003		2002
	U.S.$ m		€ m		€ m		€ m		€ m		€ m
Amounts in accordance with U.S. GAAP
Net sales excluding share of joint ventures	24,239.8		17,836.5		13,831.5		12,280.1		10,774.3		10,517.2
Group operating income (b)	2,172.9		1,598.9		1,215.7		1,084.7		951.3		1,036.8
Net income attributable to ordinary shareholders	1,441.5		1,060.7		909.7		780.0		633.6		705.4
Net income per Ordinary Share	267.2		196.6	c	170.3	c	147.3	c	120.6	c	134.9	c
Diluted net income per Ordinary Share	264.9		194.9	c	168.9	c	146.5	c	119.3	c	134.2	c
Dividends paid per Ordinary Share	56.1	c	41.25	c	34.65	c	29.50	c	26.17	c	23.68	c
Average number of Ordinary Shares outstanding (millions of shares)	539.4		539.4		534.3		529.5		525.7		522.8
Ratio of earnings to fixed charges (times) (c)	4.8		4.8		5.4		5.6		5.3		5.0

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.3590 (the noon buying rate at April 26, 2007).
(b)	Group operating income under IFRS is shown before gain on sale of property, plant and equipment, net finance costs, share of associates income after taxes and taxes on income. Operating income under U.S. GAAP reflects income before finance costs under IFRS adjusted to (i) include the U.S. GAAP reconciling items set out on page F-89 to the extent that they impact operating income; (ii) exclude proportionately consolidated operating income of joint ventures; and (iii) reclassify the expected return on scheme assets and the interest cost on scheme liabilities (net of amounts applicable to joint ventures) from finance revenue and finance costs to operating income.
(c)	The ratio of earnings to fixed charges was computed by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; and distributed income of equity investees. The fixed charges were calculated by adding finance costs; discounts and expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.

CONSOLIDATED BALANCE SHEET DATA

	As at December 31
	2006 (a)	2006	2005	2004
(Amounts in millions, except per share data and debt ratio)	U.S.$ m	€ m	€ m	€ m
Amounts in accordance with IFRS
Total assets	24,930.9	18,345.0	16,052.6	13,072.0
Non-current interest-bearing loans and borrowings	7,220.2	5,312.9	4,524.5	3,802.4
Net debt (b)	6,104.6	4,492.0	3,448.3	2,758.1
Ordinary shareholders’ equity	9,596.3	7,061.3	6,194.2	4,944.0
Debt ratio (c)	63.6%	63.6%	55.7%	55.8%
Capital stock	250.7	184.5	182.3	181.0
Number of Ordinary Shares at December 31 (millions of shares)	542.8	542.8	536.3	532.6

	2006 (a)	2006	2005	2004	2003	2002
	U.S.$ m	€ m	€ m	€ m	€ m	€ m
Amounts in accordance with U.S. GAAP
Total assets	25,115.1	18,480.6	16,160.9	12,581.6	11,803.1	11,344.1
Non-current interest-bearing loans and borrowings	6,990.3	5,143.7	4,242.3	3,051.0	2,912.7	2,530.8
Ordinary shareholders’ equity	9,978.7	7,342.7	7,100.7	5,783.1	5,276.5	5,271.1
Capital stock	250.7	184.5	182.3	181.0	179.3	178.2

OTHER DATA

	Year ended December 31
	2006 (a)	2006	2005	2004
	U.S.$ m	€ m	€ m	€ m
Expenditure on acquisitions and investments (d)	3,140.6	2,311.0	1,297.8	1,019.4
Expenditure on property, plant and equipment	1,131.1	832.3	652.1	550.7

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S. $1.3590 (the noon buying rate at April 26, 2007).
(b)	Net debt is calculated as the sum of interest-bearing loans and borrowings, derivative financial instruments, cash and cash equivalents and liquid investments.
(c)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.
(d)	Expenditure on acquisitions and investments including net debt assumed on acquisition.

Exchange Rates

In this Annual Report on Form 20-F (“Form 20-F”), references to “U.S.$”, “U.S. dollars” or “U.S. cents” are to United States dollars, references to “euro”, “euro cent” or “€” are to the euro and “U.K.£” or “pounds sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”), Canadian Dollar (“CAD”), Argentine Peso (“ARP”) and Israeli Shekel (“ILS”).

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of euro into U.S. dollars have been made at €1 equal to U.S. $1.3197, the noon buying rate in New York City for cable transfers in euro on December 31, 2006 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On April 26, the Noon Buying Rate was €1 = U.S. $1.3590.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period Noon Buying Rates in U.S. dollars per €1 (to the nearest cent).

Years ended December 31	Period End	Average Rate*	High	Low
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.07
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
2007 (through April 26, 2007)	1.36	1.33	1.36	1.29

Months ended	Period End	Average Rate*	High	Low
November 2006	1.33	1.29	1.33	1.27
December 2006	1.32	1.32	1.33	1.31
January 2007	1.29	1.30	1.33	1.29
February 2007	1.32	1.31	1.32	1.29
March 2007	1.34	1.32	1.34	1.31
April 2007 (through April 26, 2007)	1.36	1.35	1.36	1.34

*	The average of the Noon Buying Rates on the last day of each month during the period or in the case of monthly averages, the average of all days in the month.

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

	euro cents per ordinary share				Translated into U.S. cents per ADS
Years ended December 31	Interim	Final		Total	Interim	Final	Total
2002	7.43	17.97		25.40	7.53	18.84	26.37
2003	8.20	19.90		28.10	9.43	25.07	34.50
2004	9.60	23.40		33.00	12.42	31.68	44.10
2005	11.25	27.75		39.00	13.31	35.30	48.61
2006	13.50	38.50	*	52.00	17.15	52.32	69.47

*	proposed

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

Group financial performance is closely tied to the performance of the housing, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by a series of factors that are beyond Group control, including:

•	the performance of national economies in the 28 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates; for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•	the allocation of government funding for public infrastructure programs, such as the development of highways in the United States under SAFETEA-LU and the National Development Plan in Ireland;

•	the level of demand for construction materials and services; and

•	the price of fuel and principal raw materials such as bitumen, steel and polystyrene bead.

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

CRH faces strong competition in its various markets, and if CRH fails to compete successfully, market share may decline.

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

CRH is subject to a broad and increasingly stringent range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which the Group operates. This results in significant compliance costs and could expose the Group to legal liability or place limitations on the development of the Group’s operations. The laws, regulations and standards relate to, among other things, air (including greenhouse gases) and noise emissions, wastewater discharges, avoidance of soil and groundwater contamination, the use and handling of hazardous materials and waste disposal practices.

Environmental and health and safety laws, regulations and standards also may expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, some soil and groundwater contamination has occurred in the past at a limited number of sites, although to date the remediation costs have not been material to CRH. Such contamination might occur or be discovered at other sites in the future. Consistent with the past practice of its business, CRH continues to monitor or remediate soil and groundwater contamination at certain of these sites. Despite CRH’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

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

CRH expects its employees to comply with a code of conduct that involves best practice in relation to these matters but cannot guarantee that its operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial condition or results of operations.

Many of the Group’s subsidiaries operate in a currency other than the euro, and adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

A significant portion of Group revenues and expenses originates in currencies other than the euro, primarily in U.S. dollars, pounds sterling, Swiss franc and Polish zloty. For the year ended December 31, 2006, approximately 62% of Group shareholders’ funds were denominated in currencies other than the euro, predominantly the U.S. dollar (47%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro, may impact the Group’s reported results. It is the Group’s policy partially to hedge its investment in foreign currencies by maintaining a net debt position in all relevant foreign currencies, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended December 31, 2006 see “Item 5—Operating and Financial Review and Prospects”.

Economic, political and local business risks associated with international sales and operations could adversely affect CRH’s business.

CRH operates mainly in North America and the EU as well as, to a lesser degree, in developing markets in South America, Eastern Europe and China. The economies of these countries are at different stages of socio-economic development. Consequently, CRH’s future results could be harmed by a variety of factors, including:

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

The U.S. GAAP treatment of goodwill and other intangible assets under Statement of Financial Accounting Standards (“SFAS”) SFAS 142 “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001, is similar to IFRS. For the purposes of the U.S. GAAP reconciliation in Note 35 of Notes to Consolidated Financial Statements, the Group applied the SFAS 142 rules on accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. The 2004 and 2005 impairment tests indicated that no impairment had occurred. Testing in 2006 identified an impairment in respect of the Group’s share of goodwill in the Cementbouw bv joint venture which was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. A significant portion of the financing for the joint venture was provided in the form of non-recourse debt. The joint venture has experienced difficult trading in recent years and is currently in discussions with its banking group. An impairment loss of €50.0 million has been recognized in the Consolidated Statements of Income, and is reflected in the segment result for Europe Products (note 1).

Goodwill does not affect cash flow. However, a full write-down of goodwill at December 31, 2006 would have resulted in a charge to income and reduction in equity of €2,945.3 million under U.S. GAAP and €2,841.6 million under IFRS.

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

CRH conducts its business through subsidiary companies. In some cases, minority shareholders hold significant interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always align with CRH. The presence of minority interests may, among other things, impede CRH’s ability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

CRH has incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH’s business activities.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition program. As of December 31, 2006, CRH had outstanding net indebtedness of €4,492.0 million. A significant portion of CRH’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments.

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

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is the parent company for an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is one of the top three companies, based on market capitalization, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and, since March 31, 2006, on the New York Stock Exchange in the United States. Until March 31, 2006, CRH was quoted on the NASDAQ National Market in the United States. The market capitalization of CRH as of December 31, 2006 was €17.1 billion.

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

The Company is incorporated in the Republic of Ireland. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: 353-1-404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its U.S. agent is Oldcastle, Inc., 375 Northridge Road, Atlanta, Georgia 30350. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates.

From the Group headquarters, a small team of executives exercises strategic control over decentralized operations in Ireland, Britain, Mainland Europe, the Americas and, since February 2007, China. The Group employs a total of approximately 80,000 people worldwide.

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Canada, Chile and Argentina.

For IFRS reporting purposes, the Group’s activities fall into three reporting business segments: Materials, Products and Distribution, which are further analyzed between the Group’s geographical areas, Europe and Americas. The activities of the various segments are briefly described as follows:

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

Note 1 of Notes to Consolidated Financial Statements, which sets out segment information, has been prepared under IFRS as outlined above. The Europe Materials Division is further analyzed in Note 35 of Notes to

Consolidated Financial Statements into the reportable segments outlined below under U.S. GAAP as the Ireland segment of Europe Materials exceeded the threshold for separate disclosure under SFAS 131 in 2004 and 2005.

The seven reportable segments within the meaning of SFAS 131 are set out below:

Division	Reportable Segments
Europe Materials	Ireland Rest of Europe
Europe Products & Distribution	Products Distribution
Americas Materials	Materials
Americas Products & Distribution	Products Distribution

	2006		2005		2004
	Revenue	Operating income	Revenue	Operating income	Revenue	Operating income
Share of revenue and operating income (under IFRS)
Europe Materials—Ireland	6.3%	8.7%	7.7%	10.4%	7.9%	11.4%
Europe Materials—Rest of Europe	9.5%	15.1%	10.6%	16.7%	10.2%	14.8%
Europe Products	17.0%	12.5%	17.5%	12.6%	17.6%	15.6%
Europe Distribution	14.9%	9.7%	15.2%	8.9%	14.9%	10.0%
Americas Materials	25.5%	26.9%	21.9%	23.5%	22.1%	22.4%
Americas Products	19.1%	21.2%	19.1%	22.1%	19.3%	20.6%
Americas Distribution	7.7%	5.9%	8.0%	5.8%	8.0%	5.2%

Total	100%	100%	100%	100%	100%	100%

Note 35 of Notes to Consolidated Financial Statements (pages F-102 to F-104) shows for CRH’s last three fiscal years the segmental disclosures required under U.S. GAAP. The geographical information required under SFAS 131 is presented in Note 1.

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

Product Spread

Activities—Annualized production volumes

Primary Materials
Cement	14.8 million tons *
Aggregates	262.0 million tons *
Asphalt & surfacing	65.4 million tons *
Readymixed concrete	22.5 million cubic meters
Agricultural & chemical lime	1.7 million tons *

Value-added Building Products
Precast concrete products	9.5 million tons *
Other concrete products**	34.3 million tons *
Clay bricks, pavers & tiles	4.5 million tons *
Insulation products	6.3 million cubic meters
Security gates & fencing	19.3 million lineal meters
Glass fabrication & rooflights	14.5 million square meters

Building Materials Distribution
DIY	206 stores
Builders merchants	511 stores

*	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).
**	This category includes block, masonry, patio products, pavers, prepackaged concrete mixes, rooftiles, sand-lime elements and bricks.

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

While this strategy has evolved over the years, the broad thrust is still applicable today as the Group continues to expand from its current base in three core businesses across 28 countries.

In delivering this strategy, CRH sticks to core businesses in building materials; develops regional market leadership positions; reinvests in existing assets and people; acquires well-run, value-creating businesses; and seeks exposure to new development opportunities; all in order to maintain and develop a balanced portfolio, while creating horizons for future growth.

Strong corporate culture and identity

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

A balanced business

Regional and product balance

CRH’s unique balance, both in terms of geographic spread and involvement across its three core businesses, smooths the effects of varying economic conditions and provides greater opportunities for growth.

Revenue	Geographic
Americas	52%
Europe	48%

Total	100%

Segmental
Materials	41%
Products	36%
Distribution	23%

Total	100%

Sectoral balance

CRH seeks to reduce the effects of varying demand patterns across building and construction end-use sectors by maintaining a balanced portfolio of products serving a broad customer base.

Revenue
Residential	40%
Non-residential	30%
Infrastructure	30%

Total	100%

New Construction	55%
Repair, Maintenance & Improvement (“RMI”)	45%

Total	100%

Residential—construction and repair, maintenance and improvement of homes.

Non-residential—primarily construction of industrial, commercial, municipal, retail and office buildings.

Infrastructure—primarily construction and repair of roads and products for use in telecommunication, energy and water facilities.

General Development of the Business

In the early and mid-1970s, over 85% of CRH’s income was earned in the Republic of Ireland. The Group’s overseas interests during this period comprised Forticrete Limited, a small Liverpool-based (England) concrete products company and Van Neerbos Beheer bv, a Dutch-based builders merchant with a small manufacturing division and one DIY store. A strategic decision was taken in 1977 to invest in familiar business sectors overseas and to develop the existing overseas operations with a view to spreading risks and opportunities more broadly. Between 1978 and April 2007, approximately €14.2 billion has been spent by the Group in acquiring and investing in 600 companies, and the Group now has operations at over 3,300 locations in 28 countries. The major acquisitions and investments made by the Group during the year ended December 31, 2006 were the acquisition of Ashland Paving And Construction (APAC) amounting to €1.0 billion (€0.85 billion after selective disposal of non-core activities), MMI Products, Inc. amounting to approximately €280 million and Halfen-Deha Group (Halfen) amounting to approximately €170 million. During the year ended 2005 the major acquisitions and investments were Mountain companies, Bizzack and assets of Southern Minnesota Construction amounting to €332.4 million and 26.3% of Corporación Uniland in Spain amounting to €297.9 million. During the year ended 2004 the major investment was the acquisition of 49% of Secil in Portugal amounting to €429.0 million.

Business Overview

Contributions to Revenue and Group operating income before Interest Expense

For U.S. GAAP reporting purposes the Group’s four divisions are comprised of a total of seven reportable segments as set out on page 11.

The percentage of Group revenue and operating income for each of the seven reporting business segments for 2006, 2005 and 2004 is shown in the table on page 11.

Business Operations in Americas Materials

The Americas Materials Division is organized into five principal regional business units all in the United States; New England; New York/New Jersey; the West, comprising operations from Washington on the Pacific coast across to Minnesota and down to New Mexico; the Central region which encompasses operations in Michigan, Ohio, West Virginia, Pennsylvania, Delaware, Alabama, Kentucky and Virginia; and APAC with operations in the mid-western and southern U.S. states. The Division employs 19,000 people at over 1,100 operating locations.

Products and services	Annualized volumes
Aggregates	180.7 million tons *
Asphalt	61.4 million tons *
Readymixed concrete	8.4 million cubic meters

*	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Product end-use
Residential	15%
Non-residential	25%	New Construction	30%
Infrastructure	60%	Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%	Total	100%

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of approximately 3.6 billion tons based on annualized 2006 production.

The Division is broadly self-sufficient in aggregates and its principal purchased raw materials are liquid asphalt and cement used in the manufacturing of asphalt and readymixed concrete respectively. These raw materials are available from a number of suppliers. There is a continued focus on improving bitumen and energy purchasing and we continue to source the lowest cost alternative energy for use in asphalt production.

Federal, state and local government authority road and infrastructural projects awarded by public bid represent a significant proportion of work carried out by the Division. The Division also has a broad commercial base, supplying stone, readymixed concrete and asphalt for industrial, office, shopping mall and private residential development and refurbishment.

Development strategy

The strategy for Americas Materials is to leverage its existing strong reserve positions near major metropolitan areas, invest in value-adding organic capital projects and pursue new growth opportunities. The Division plans to continue its strategy of bolt-on acquisitions to existing market positions and intends to improve on its excellent environmental and safety records.

New England

•	Further vertical integration of operations in New Hampshire, Maine and Vermont

•	Expand readymixed concrete operations

New York/New Jersey

•	Expand New Jersey businesses through bolt-on acquisitions

•	Improve bitumen winter-fill capacity

•	Invest in existing large aggregates facilities to increase capacity and reduce costs

Central

•	Continue vertical integration opportunities in Michigan, Ohio and West Virginia through selective acquisitions

•	Seek add-on acquisitions and greenfield opportunities to augment existing strong positions in Pennsylvania and Delaware

•	Continue to develop recent entry into Kentucky and Virginia

West

•	Continue to expand vertically integrated positions in the mountain regions with selective add-on acquisitions

•	Develop existing operations in the Northwest, Iowa and Minnesota

APAC

•	Complete integration process and leverage best practice opportunities

•	Develop materials focus of existing APAC operations

•	Pursue bolt-on acquisition opportunities across this new development platform

Business Operations in Americas Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a presence in Canada and South America. This Division is comprised of two reportable segments, Products and Distribution.

Americas Products

This segment comprises five groups: Architectural Products, Precast, Glass and MMI, each with local and national market positions in North America; the fifth group is in South America where CRH is a major producer of clay products in Argentina and has glass tempering operations in Argentina and Chile. The Products segment employs approximately 19,000 people at over 400 operating locations.

Products and services	Location	Annualized volumes

Concrete masonry, patio products, pavers and rooftiles	Canada, U.S.	13.0 million tons *

Prepackaged concrete mixes	U.S.	2.3 million tons *

Clay bricks, pavers, tiles	Argentina, U.S.	1.5 million tons *

Precast concrete products	Canada, U.S.	2.5 million tons *

Glass fabrication	Argentina, Canada, Chile, U.S.	13.3 million square meters

Construction accessories	U.S.	n/a

Welded wire reinforecement	U.S.	n/a

Fencing products	U.S.	16.3 lineal meters

*	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Product end-use		Product end-use
Residential	35%
Non-residential	50%	New Construction	55%
Infrastructure	15%	Repair, Maintenance & Improvement (“RMI”)	45%

Total	100%	Total	100%

Architectural Products group (“APG”) APG, which is a large North American producer of concrete block, masonry, hardscape and roofing products, prepackaged concrete mixes and lightweight aggregates, as well as bagged and bulk soil, mulch and specialty stone products, services the U.S. and eastern Canada from over 200 locations in 38 states and two Canadian provinces.

APG’s concrete masonry and roofing products are used for cladding and foundations in both residential and non-residential construction. Hardscape products, marketed under the Belgard® brand, include interlocking pavers and retaining walls which are used in residential and non-residential construction. The residential and non-residential sectors combined account for over 75% of APG’s output. A significant proportion of APG’s output is used in the RMI and DIY sectors.

Lawn and garden products are marketed under the Oldcastle™ and Durascape® brands to major DIY and homecenter chains across the United States. Cementitious dry-mixes, marketed under the Sakrete® and ProSpec® brands, and lightweight aggregate are also important product lines. Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

APG also includes Glen-Gery Corporation, a clay brick producer with an annual capacity of over 620 million bricks, operating 10 brick plants located primarily in the northeast and midwest regions of the United States.

Precast group The Precast group produces precast, prestressed and polymer concrete and concrete pipe in the U.S. and Canada with 77 locations in 25 states and the province of Quebec.

The most significant individual precast concrete products are the underground vaults sold principally to water, electrical and telephone utilities. Other important precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins. Street and highway products such as median barriers, culverts and short span bridges and precast flooring round out the main product lines. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product.

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

Glass group The Glass group custom manufactures architectural glass and high-performance, engineered glazing systems for multi-storey commercial, institutional and residential construction. The group delivers to all of the top 50 MSA’s (Metropolitan Statistical Areas) in the U.S. and four Canadian provinces. With 49 locations in 22 states and four Canadian provinces, the group is the largest supplier of high-performance glazing products and services in North America.

Tempered glass is a building product with major applications in the RMI construction sector, and has a growing range of specialty uses in furniture, appliances, marine windows and in a wide range of architectural applications. The product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colors and qualities.

MMI MMI, acquired in April 2006, is a leading U.S. manufacturer and distributor of building products used by the residential, non-residential and infrastructure sectors. Headquartered in Houston, Texas, MMI’s operations comprise three distinct product segments, encompassing construction accessories, welded wire reinforcement and fencing products in each of which MMI is a leader in its industry sector. Meadow-Burke is a manufacturer of construction accessories, offering over 2,000 specialized products used in concrete construction activities. Ivy Steel & Wire produces welded wire reinforcement, used mainly in non-residential and infrastructure applications. Merchants Metals manufactures and distributes a variety of fencing and related products. The group has 79 locations in 30 states.

South America CRH’s subsidiary in Argentina, Canteras Cerro Negro (“CCN”) is a producer of clay roof, wall and floor tiles, and services the Argentine market from two state-of-the-art production facilities at Olavarria, 350km south of Buenos Aires.

Superglass, also a CRH subsidiary, fabricates tempered, laminated and insulated glass in Argentina.

CRH’s subsidiary in Chile, Vidrios Dell Orto, also fabricates tempered, laminated and insulated glass.

Development strategy

The strategy for Americas Products is to expand current strong positions in all product groups through acquisition and appropriate greenfield development, using scale, best practices and product/process innovation to create competitive advantage and to improve margins in the face of rising input costs.

Architectural Products

•	Grow a strong national position in masonry, leveraging a robust R&D capability into the development of related value-added products

•

Enhance our retail channels with an expansion of complementary offerings of lawn, garden, patio and building products distributed through a balanced mix of national, regional and local builders merchants

•

Utilize and grow national coverage of production capabilities, centralized R&D and integrated logistics to significantly increase the market penetration of our nationally branded product programs such as Belgard®, Sakrete® and Trenwyth®

Precast

•	In-fill geographic coverage through acquisition or greenfield

•	Pursue new product and new region opportunities

•	Leverage nationwide coverage using existing facilities to support and develop national products

Glass

•	Edge expansion through new architectural products, services and regions

•	Manage industry trends through technology upgrades, cost control, organic growth and superior customer service

MMI

•	Expand geographic markets for construction accessories by providing innovative new products and engineered solutions

•	Increase penetration of concrete reinforcement market through new products, enhanced services and improved cost position

•	Grow fencing margins through improved processes and product mix

South America

•	Use upgraded manufacturing capabilities for cost efficiency and product development

•	Continue to expand export business

•	Grow through selective acquisitions and plant expansions as regional economies improve

Americas Distribution

The Distribution group operates as Allied Building Products (“Allied”). Allied is a distributor of roofing and siding products to residential and also to commercial roofing and siding contractors with an emphasis on replacement projects. It employs approximately 4,000 people at 180 branches in 29 states. In major metropolitan areas, principally New York, Denver and Boston, it also distributes gypsum board, steel studs and acoustical tile and grid (“Interior Products”) to commercial/office refurbishment project and to new residential projects.

Products and services	Location	Number of branches
Roofing/Siding	U.S.	133 branches
Interior products	U.S.	47 branches

Product end-use		Product end-use
Residential	65%	New Construction	35%
Non-residential	35%	Repair, Maintenance & Improvement (“RMI”)	65%

Total	100%	Total	100%

Roofing/Siding and Interior Products distributors in the United States are supplied by a limited number of large national manufacturers, while customers tend to be small-to-medium sized local contractors. The Distribution group has no activities outside the U.S.

The Distribution group’s customers are residential and commercial contractors. Allied’s activities have historically been mainly in the northern tier states of the U.S. with a major presence in the northeast and a less dense but growing presence in cities throughout the western states. In recent years Allied has also developed a strong presence in the sunbelt states and in Hawaii.

Development strategy

The strategy for Americas Distribution is to grow its core businesses by acquisition and greenfield investment largely in major metropolitan areas; identify opportunities to invest in other attractive segments of building materials distribution; and use organizational initiatives and best-in-class IT to grow its margins.

Business Operations in Europe Materials

The Materials Division in Europe is a producer of primary materials and value-added manufactured products operating in 16 countries. This Division is comprised of two reportable segments (see page 11), Ireland and the Rest of Europe.

Europe Materials—Ireland

In Ireland, the Europe Materials Division produces cement, aggregates, asphalt, and readymixed concrete. In total, the Ireland segment employs approximately 3,500 people at 120 operating locations.

Products and services	Annualized volumes
Cement	2.8 million tons *

Aggregates	34.7 million tons *

Asphalt	3.1 million tons *

Readymixed concrete	3.3 million cubic meters

Agricultural & chemical lime	0.5 million tons *

Concrete products	3.8 million tons *

Clay bricks	0.2 million tons *

*	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Product end-use		Product end-use
Residential	45%
Non-residential	30%	New Construction	80%
Infrastructure	25%	Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%	Total	100%

Irish Cement Through Irish Cement, CRH is the largest supplier and producer of cement in the Republic of Ireland. Irish Cement sales in 2006 accounted for approximately 55% of cement market demand in the whole island of Ireland. The company operates two cement plants, one at Platin, north of Dublin, and one in Limerick in the southwest of the country, with a total annual production capacity of 2.6 million tons of clinker. Capacity utilization was high at both plants in 2006.

Customers primarily comprise concrete producers and merchants supplying construction contractors and others. Sales to other CRH subsidiaries accounted for approximately 33% of Irish Cement’s sales in the Republic of Ireland in 2006, with the next five largest customers accounting for approximately 30%. Competition comes principally from three cement plants, two in the Irish Republic and a third plant near Belfast. Irish Cement’s results are influenced primarily by the level of construction activity in the Republic of Ireland.

Roadstone-Wood The Roadstone-Wood group produces aggregates, readymixed concrete, concrete products and asphalt road products at 81 locations throughout the Republic of Ireland. Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors, while readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and precast concrete flooring) are sold to both the public and private construction sectors. Roadstone-Wood is also involved in asphalt contracting. Agricultural limestone sales to the farming community are another significant feature of Roadstone-Wood operations.

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

Northstone produces aggregates, readymixed concrete, concrete products and asphalt, primarily in Northern Ireland. In addition, Northstone is involved in civil engineering contracting and building contracts, including housing development in Northern Ireland, England and Scotland.

During 2006, Northstone produced and sold approximately 2.45 million tons of aggregates and general stone products, of which approximately 36% was used to supply its fifteen readymixed concrete plants and its concrete block, concrete rooftile and asphalt operations at ten locations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years, which equates to minimum reserves of 49 million tons based on 2006 production. Approximately 13% of Northern Ireland aggregate production is used in highway surfacing by Northstone’s contracting division for local governmental authorities.

Development strategy

The strategy for Europe Materials—Ireland is to maintain the Group’s position as the lowest cost/best value producer and continue to operate to the highest environmental standards.

Europe Materials—Rest of Europe

This segment comprises manufacturing facilities in China, Estonia, Finland, Israel, Latvia, Poland, Portugal, Russia, Slovakia, Spain, Switzerland, Tunisia, Turkey and Ukraine which produce a range of building products including cement, aggregates, asphalt and concrete products.

In total, the Europe Materials—Rest of Europe segment employs approximately 8,500 people at over 350 operating locations.

Products and services	Location	Annualized volumes

Cement*	China, Finland, Poland, Portugal (49%), Switzerland, Tunisia (49%), Turkey(50%), Ukraine	12.0 million tons **

Aggregates	Estonia, Finland, Latvia, Poland, Portugal (49%), Slovakia, Spain, Switzerland, Ukraine	46.6 million tons **

Asphalt	Finland, Poland, Switzerland	0.9 million tons **

Readymixed concrete*	Estonia, Finland, Latvia, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%), Turkey(50%)	10.8 million cubic meters

Agricultural & chemical lime	Poland, Switzerland	1.2 million tons **

Concrete products	Estonia, Finland, Poland, Portugal (49%), Spain, Tunisia (49%)	4.5 million tons **

*	Cement and readymixed concrete volumes exclude CRH’s share of Uniland in Spain (26.3%) and Mashav in Israel (25%). CRH’s share of annualized production volumes for these businesses amounts to approximately 3.0 million tons of cement and 0.8 million cubic meters of readymixed concrete.
**	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Product end-use		Product end-use
Residential	40%
Non-residential	25%	New Construction	80%
Infrastructure	35%	Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%	Total	100%

Finland/Baltics

Finnsementti is the sole cement manufacturer in Finland. Operating from two dry-process plants in southern Finland, the company has an annual capacity of 1.5 million tons of cement. The largest plant at Pargas on an island near Turku, has one dry-process kiln, and an annual cement capacity of 1.0 million tons. The second plant is located at Lappeenranta near the Russian border and is equipped with one dry-process kiln and an annual capacity of 0.6 million tons. Limestone is available under long-term supply agreements.

Sales to other CRH subsidiaries accounted for approximately 30% of Finnsementti’s sales in 2006. Finnsementti competes on the basis of the quality and consistency of its product and on the reliability of its service. Competition comes principally from four countries; Germany, Poland, Lithuania and Russia. Annual cement imports into Finland are reported to be approximately 0.3 million tons per annum.

Lohja Rudus is an aggregates and readymixed concrete producer in Finland. It also has locations in the Baltic States of Latvia and Estonia, and is the only Western readymixed concrete producer in St. Petersburg in Russia.

Abetoni, is a manufacturer of precast concrete products in Finland.

Central Eastern Europe

Poland Cementownia Ozarów operates two modern dry process kilns at Ozarów, approximately 170km south east of Warsaw, with a total annual clinker production capacity of 2.5 million tons. In addition, CRH owns Cementownia Rejowiec, located approximately 210km south east of Warsaw, which has an annual clinker capacity of 0.26 million tons. Limestone reserves are sufficient for 80 years at current output levels.

Along with the manufacture of cement, CRH produces a range of building materials including aggregates, asphalt, readymixed concrete, concrete products and lime in Poland.

Podilsky Cement is a cement manufacturer in the Ukraine. Operating from one wet-process plant in southwest Ukraine, the company produced 2.0 million tons of cement in 2006. Bulk cement accounts for approximately 73% of deliveries. Rail delivery (bulk and bag) accounts for 87% of sales. The main customers are an integrated network of wholesalers and manufacturers of concrete products. Substantial limestone reserves are located close to the plant, which are sufficient for over 100 years at current output. Competition comes principally from several cement manufacturers in the Ukraine. In March 2007, CRH announced an investment of €210 million in its Ukraine cement plant which is to be the first ever Joint Implementation Project registered by the United Nations. CRH also has two aggregates locations in Ukraine with annual output 1.0 million tons.

Switzerland

Jura is a cement manufacturer in Switzerland, with two modern, well-equipped, energy-efficient cement plants, one in Wildegg in the north of the country and one in Cornaux in the west. Jura has an annual capacity of 1.0 million tons.

Both cement plants are located close to large limestone deposits. Raw material reserves are substantial, sufficient for over 50 years at current production levels. Jura has a market share of approximately 20%. Competition comes principally from two cement manufacturers in Switzerland. Annual cement imports into Switzerland are reported to be approximately 0.3 million tons per annum. Approximately 40% of cement produced is sold to Jura’s ready-mixed concrete operations. This is distributed from the two production plants using hired haulers.

Jura also has aggregates and readymixed concrete operations in Switzerland, which have strong regional positions in the central and north-western regions, producing approximately 3.0 million tons of aggregates and over 0.8 million cubic meters of concrete annually.

Iberia

Beton Catalan. The Beton Catalan group (“Beton Catalan”) produces aggregates, concrete products and readymixed concrete. While Beton Catalan’s largest market is the densely populated Catalonia region in northeastern Spain, it also operates readymixed concrete plants elsewhere in Spain.

Beton Catalan surface-mines aggregates from five quarries in Catalonia and one quarry in each of the Madrid and Valencia regions. During 2006, Beton Catalan produced approximately 4.4 million tons of aggregates of which approximately 98% was used to supply its own readymixed concrete and concrete products operations. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 9 years, which equates to minimum reserves of 40 million tons based on 2006 production. Third party sales of aggregates are primarily to other concrete manufacturers and construction companies in the region.

Beton Catalan operates 70 readymixed concrete plants in Spain and in 2006 produced 4.0 million cubic meters of readymixed concrete. Beton Catalan also manufactures a variety of concrete products including blocks, pipe, paving slabs, steel reinforced beams and girders. In 2006, Beton Catalan produced 0.5 million tons of concrete products.

Beton Catalan sources its cement supplies primarily from a number of major Spanish producers. Competition comes mainly from other large readymixed concrete producers and from a variety of small concrete product manufacturers in Spain.

CRH has a 26.3% equity stake in Corporación Uniland S.A. (Uniland), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia, Argentina and Uruguay. In Spain, Uniland operates two integrated cement plants in Catalonia, where it is market leader, with total annual cement production capacity of 3.5 million tons. It also has extensive readymixed concrete, mortar and aggregates operations in the region. In Tunisia, Uniland is the majority owner (88%) of a modern 1.5 million ton capacity cement plant and is also active in readymixed concrete. Through a 50/50 joint venture with Cementos Molins of Spain, Uniland has strong positions in cement and readymixed concrete in both Argentina and Uruguay.

CRH holds of 49% of Secil—with joint management control. In Portugal, Secil operates three integrated cement plants with total capacity of 3.9 million tons, 44 readymixed concrete plants, seven hard rock quarries and has access to total permitted stone reserves of approximately 553 million tons (165 million for aggregates and 388 million for cement). The company also produces precast concrete and mortars in Portugal. Secil is a prominent producer of cement in southeastern Tunisia where it has one plant with capacity of 1.4 million tons. In addition, Secil has a 51% investment in a cement grinding operation located in the south of Angola and also has a number of investments in other undertakings in Portugal and Lebanon.

In 2006, Secil sold 5.1 million tons of cement (3.8 million tons in Portugal, 1.1 million tons in Tunisia and 0.2 million tons in Angola), and also produced 2.2 million cubic meters of readymixed concrete and 3.1 million tons of aggregates in Portugal.

Eastern Mediterranean

Mashav is the holding company for Nesher Cement, the sole producer of cement in Israel. Nesher operates two clinker production plants located in Ramla (serving Tel Aviv and the surrounding area) and Har Tuv (serving Jerusalem, southern and eastern Israel) and has access to substantial raw material reserves in excess of 100 million tons at present. The Ramla facility has two modern dry process kilns with combined annual capacity of 4.0 million tons of clinker. The Har Tuv location has a single semi-dry process kiln with annual capacity of approximately 0.55 million tons of clinker. Mashav also has a 50% joint venture, Ta’avura, the largest haulage and logistics company in Israel, which provides transport for the majority of Nesher’s cement and raw materials.

In April 2007, CRH reached agreement to acquire a 50% stake in Denizli Cement, an integrated cement and readymixed concrete business in Turkey. Denizli has a modern cement facility with a clinker capacity of 1.8 million tons and is the market leader in the Aegean region of south-western Turkey. The company has limestone reserves of more than 100 million tons. Denizli also operates a network of 13 readymixed concrete plants in Denizli and the surrounding area.

Asia

In February 2007, CRH acquired Harbin Sanling Cement Company in the Heilongjiang region of China. Harbin Sanling is a modern plant with two clinker production lines and total cement capacity of 650,000 tons per annum.

Development strategy

The strategy for the Europe Materials—Rest of Europe segment is to build and maintain strong market positions in primary building materials and related products through growth in existing business, construction of new facilities and acquisitions in selected European markets.

Finland/Baltics

•	Maintain the market position in cement, aggregates and readymixed concrete

•	Invest in plant modernization for operational efficiency

•	Expand into selected new product and geographic areas

Central Eastern Europe

•	Develop a strong national presence in the Polish materials industry

•	Invest in plant and equipment for energy efficiency and higher environmental standards

•	Continue expansion into neighboring countries

•	Build on existing market positions in Central and Eastern Europe

Switzerland

•	Enhance existing positions in cement, aggregates and readymixed concrete

•	Reinvest in plant & equipment for fuel-type optimization

•	Acquire new businesses in surrounding regions

Iberia

•	Strengthen existing market positions

•	Expand selectively into related products and regional markets

Elsewhere

•	Selectively acquire materials businesses in other European countries

•	Expand in the Mediterranean basin

•	Actively support the Group’s development thrust in primary materials in Asia

Business Operations in Europe Products & Distribution

Products & Distribution in Europe is organized in two reportable segments, Products and Distribution. The Products segment is organized into three groups of related manufacturing businesses involved in concrete, clay and other building products. Distribution encompasses professional builders merchants and “Do-It-Yourself” (“DIY”) stores.

Europe Products

The Products segment operates in 15 European countries with the Benelux, the U.K., France and Germany accounting for the bulk of its sales. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 17,600 employees at over 650 operating locations.

Products and services	Location	Annualized volumes
Concrete blocks and pavers	Benelux, Denmark, France, Germany, Italy, Slovakia, U.K.	11.4 million tons *
Precast concrete products	Benelux, Denmark, France, Poland, Switzerland, U.K.	6.3 million tons *
Clay bricks, pavers & rooftiles	Benelux, Germany, Poland, U.K.	3.0 million tons *
Insulation products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, U.K.	6.3 million cubic meters
Fencing & Security	Benelux, France, Germany, U.K.	3.0 million lineal meters
Daylight & Ventilation	Benelux, France, Germany, Ireland, U.K.	1.2 million square meters
Construction accessories	Benelux, France, Germany, Ireland, Italy, Poland, Spain, Switzerland, Sweden, U.K.	n/a

*	Throughout this document tons denotes metric tonnes (i.e. 1,000 kilograms).

Product end-use		Product end-use
Residential	45%
Non-residential	40%	New Construction	75%
Infrastructure	15%	Repair, Maintenance & Improvement (“RMI”)	25%

Total	100%	Total	100%

Concrete Products

This group produces architectural products (pavers, tiles, blocks, precast vaults, drainage and sewerage products), structural products (floor and wall elements, beams and other structural elements) and sand-lime brick.

The Concrete Product group’s principal raw materials include cement, crushed stone and sand and gravel all of which are readily available locally.

Architectural Products

The EHL group produces concrete paving and landscape walling products sold primarily to the RMI sector from a network of 33 modern production facilities in Germany and two in Poland. Rhebau is a manufacturer of water treatment and sewage products based in North Rhine—Westphalia (Germany).

The Struyk Verwo group operates in the Benelux countries, manufacturing a full range of concrete paving products including pavers, flags, kerbs, pipe and street furniture with national coverage from 14 factories in the Netherlands. Paving products are sold primarily to municipalities and paving contractors.

Marlux-Klaps produces high-quality concrete decorative paving products at three modern factories in Belgium, and competes in this niche sector in Belgium, the Netherlands, Germany and France. Marlux branded products, which are sold mainly through specialist retail outlets such as garden and patio centers, are used for decorative applications, typically landscaping of public areas, gardens and patios. Stradus is a leading manufacturer of sewerage and water treatment products based in northern Belgium. Remacle is a manufacturer of concrete vaults, rain storage tanks and other precast concrete products in southern Belgium.

Forticrete manufactures and supplies a wide range of dense concrete masonry, high strength blocks, common blocks and rooftiles. Forticrete operates from a network of 13 locations throughout England. Forticrete’s products are sold primarily to major contractors and builders merchants in competition with other concrete product manufacturers. Supreme is a leading fencing and lintel producer in the U.K.

Premac is a leading paving producer in Slovakia.

Stradal in France operates 26 factories across the country producing landscape, utility and infrastructure products. It is also a 30% shareholder in ECPC, an Egyptian concrete pipe and water treatment system producer. La Société Béton Moulé Industriel (“BMI”) is a manufacturer of precast concrete products for the utility sector with a network of 18 plants throughout France. BMI manufactures poles for power transmission, drainage systems and precast concrete vaults. Hofman/ATA is a distributor of natural stone products based in Belgium and Northern France and focuses on the import and resale of new pavers together with the purchase, cleaning and resale of used pavers.

RBR is the second largest paving manufacturer in Denmark. RBR is a highly efficient operator with a significant market position in the west of the country. It operates from three production locations.

Record is a leading concrete landscaping manufacturer with three plants in the Piedmont region of Lombardy in Northern Italy.

Structural Products

Dycore is a concrete flooring group supplying an extensive range of reinforced and prestressed flooring serving the Dutch market and markets in neighboring countries from four factories. The housing and commercial sectors account for the bulk of precast flooring sales, and competition in this market comes from one larger and several smaller-sized manufacturers. Alvon is the leading hollow wall manufacturer in the Netherlands and Heembeton is a manufacturer and provider of prefabricated casco systems for residential housing in the Netherlands.

Omnidal, Maessen, Marmorith and Oeterbeton are Belgian manufacturers of precast concrete wall and floor elements with sales in Belgium and the Netherlands. Schelfhout, also located in Belgium, manufactures concrete wall elements. Douterloigne is a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with four production plants in the north and west of Belgium. Ergon is a precast concrete producer in Belgium, France and Poland.

Betonelement is a Danish producer of precast concrete elements.

Element is the leading precast structural products manufacturer in Switzerland with three locations covering both the German and French-speaking parts of the country.

Calduran is a producer of calcium silicate (sand-lime) elements and bricks for the Dutch residential market.

Clay Products

CRH has clay product manufacturing activities in four countries, with the Ibstock operation in the U.K. being the largest business. Natural gas and liquid petroleum gas are the energy sources for the brick companies’ kilns. Clay supplies are readily available. Competition in clay products comes mainly from other locally-based manufacturers. Sales are made through builders merchants, specialist brick factors and architects.

Ibstock is one of the leading brick producers in the U.K., with a market share of approximately 30%. The company produces approximately 0.8 billion bricks annually at a network of 23 factories throughout the country. Sales are made primarily through builders merchants, factors and housing developers. Ibstock’s subsidiary Manchester Brick & Precast is a manufacturer of brick-clad precast arches.

In the Netherlands, the CRH Kleiwaren group has six factories producing facing bricks and pavers, while Kooy Bilthoven is a specialist brick merchant. Leebo is a designer, manufacturer and installer of façade and roofing systems in the Netherlands. The company provides façade and roofing solutions for new and existing commercial and industrial buildings and residential developments to a broad end-user base. Nuth is a manufacturer of soft mud facing brick in the Netherlands.

In Germany, AKA Ziegelwerke produces facing bricks, pavers and rooftiles at six factories. In Poland, the Group operates three facing brick factories as well as one ceramic block production facility.

Building Products

Building Products comprises three broad product segments: Construction Accessories; Insulation; and the strategically-linked Fencing & Security, Daylight & Ventilation and Roller Shutters & Awnings businesses.

Construction Accessories

This group was formed following the acquisition in April 2003 of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. Plakabeton has production plants in both Belgium and France, and a network of thirteen distribution centers in Belgium, France and Spain.

Mavotrans, one of the leading players in construction accessories in the Netherlands, was acquired in July 2004. Aschwanden is a leading producer of metal-based construction accessories in Switzerland, and Syncotec a leading producer of spacers and formwork accessories and other commodity-type products for concrete construction work with production plants in Germany and Poland, were acquired in 2005.

The construction accessories platform in Europe was significantly expanded in May 2006 with the acquisition of the Halfen-Deha Group, a leading European producer of metal construction accessories used in commercial, civil engineering and residential construction. It operates from a network of six modern production sites comprising two in Germany and one each in Poland, the Netherlands, Sweden and Malaysia.

Insulation

The Insulation group is a pan-European business manufacturing three of the four main materials used in insulation (the fourth being mineral fiber which is not manufactured by the group). Insulation products are sold primarily to builders merchants for applications in commercial buildings and housing, while packaging products are manufactured for the electronics and food processing industries as well as for the horticultural industry.

Expanded polystyrene (“EPS”) building insulation and packaging products are manufactured through Aerobord with four locations in Ireland; Springvale at three locations in the U.K.; Termo Organika at three locations in Poland; and ThermiSol with eight locations in the Nordic countries of Denmark, Sweden, Finland and Estonia. ThermiSol is a leader in expanded polystyrene insulation in the above-mentioned Nordic countries. Unidek is a producer of EPS and roofing systems with factories in the Netherlands and Germany.

EcoTherm produces polyurethane (“PUR”) insulation at one factory in Holland and two in the U.K.

Gefinex is a leading manufacturer of extruded polyethylene (“XPE”) insulation products in Germany. The Insulation group also holds a 49.2% stake in Jackon Insulation the co-leader in the German extruded polystyrene (“XPS”) market.

Other Building Products

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

Daylight & Ventilation This group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group comprises 18 manufacturing locations in Germany, Benelux, the U.K. and Ireland. Laubeuf is engaged in the engineering, manufacturing and installation of glass roofs in France and Belgium.

The Roller Shutters & Awnings group was established in 2006 by the acquisition of AVZ. AVZ is a leading developer, assembler and distributor of roller shutter and awning systems in the Netherlands.

Development strategy

Build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition; continuously improve our businesses with state-of-the-art IT, exchange of process and product know-how, and active best practice programs.

Concrete Products

•

Architectural: Consolidate and extract synergies from market-leading positions in Germany, France and Benelux; accelerate growth from our existing platforms in Central Europe, Nordics and Italy, and establish a further foothold in the Mediterranean; intensify support from mature regions to developing regions by transferring technology, product assortment, logistics and marketing skills

•

Structural: Continue to optimize Benelux, Danish and Swiss structural operations and develop complementary presence in adjacent regions; establish new development platforms in Central Europe and the Mediterranean; utilize engineering, project management and logistics skills to add more value to customers

•	Utility: Develop the utility products group (transport/water/energy networks) throughout Europe using presence and knowledge transfer from current businesses

•	Sand-lime brick: Build on capabilities of Dutch sand-lime operations and offer solutions using other structural concrete products; develop and support new platforms throughout Europe

Clay Products

•	Improve returns from our assets across Europe through optimizing capacity utilization, cost efficiencies, best practice and continuous improvement

•	Selective plant investments to improve energy efficiency, reduce unit costs and enhance process and product flexibility

•	Strengthen market leadership positions in the U.K. and Netherlands and further develop expanding presence in Poland

Building Products

•	Construction Accessories: Build further and expand our pan-European presence

•

Insulation: Continue profit recovery program and further build upon our leading positions across a range of foam insulation materials in Europe. Develop improved insulation systems and actively exchange product and process know-how among our group companies; selective greenfielding and acquisitions in niche sectors

•	Fencing & Security: Grow security fencing and perimeter protection from current strong base in Germany, Netherlands and U.K.; develop further in perimeter security and access control systems

•	Daylight & Ventilation: Continue to focus on organic profit improvement and develop further in new areas

•	Roller Shutters and Awnings: Build on leading positions in the Netherlands and expand to other European countries

Europe Distribution

This segment has approximately 8,400 employees at 537 operating locations.

Products and services	Location	Number of locations
Builders merchants	Austria, France, Germany, Netherlands, Switzerland	331 branches
DIY stores	Benelux, Germany, Portugal	206 stores

Product end-use		Product end-use
Residential	70%
Non-residential	25%	New Construction	45%
Infrastructure	5%	Repair, Maintenance & Improvement (“RMI”)	55%

Total	100%	Total	100%

Builders merchants, Netherlands CRH operates 110 builders merchants locations in the Netherlands. 67 depots cater to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders under the trade names Ubbens, NVB Vermeulen, Stoel van Klaveren, De Boo, BBN and Van Neerbos. A further eight depots trading under the name Syntec cater to the lightside sector selling a range of hardware, tools, ironmongery and installation fittings to the building trades. The 15-branch Roofing Materials division specializes in roofing and insulation materials in the builders merchanting sector in the Netherlands. Garfield Aluminium operates from three locations as a stockist and distributor of rolled and extruded aluminum products for building and other contractors. The Bouwmaat chain of “cash-and-carry” merchanting outlets sells a wide range of building materials to the smaller builder and jobber from 17 outlets. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants.

Builders merchants, France CRH operates 71 builders merchants locations in France. Matériaux Service is a 15-branch builders merchant located in the greater Paris region (Ile-de France). Raboni is an 11-branch builders merchant primarily located within central Paris. Raboni sells almost exclusively to professional customers with competition coming from other merchanting operations in the market area. Matériaux Service, although focusing more and more on professional customers, has a broader customer base compared with Raboni and faces similar competition. Buscaglia operates from 4 locations in the North East of Paris selling to the Ile-de-France infrastructure market. Etrechy, a builders merchant located south west from Paris with one location, was acquired in 2006. G. Doras, is a 40-branch builders merchant operating in the Burgundy and Franche-Comté regions in which CRH has a 45% stake. In addition, CRH holds a 21.66% stake in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region. SAMSE owns the remaining 55% of Doras.

Builders merchants, Switzerland In the German-speaking region of Switzerland, CRH trades primarily under two brands: Baubedarf selling heavy building materials (mainly cement, concrete, bricks, insulation and roofing materials), and Richner selling ceramic tiles and sanitary ware. The total group comprises a network of 58 outlets in the German-speaking region of Switzerland. Customers are mostly small local contractors.

On April 16, 2007, CRH announced that its offer for Gétaz Romang, a leading distributor of building materials in the French-speaking region of Switzerland, was successful. Subject to certain conditions, the acquisition is expected to be completed on May 18, 2007.

Builders Merchants, Austria Quester, acquired in October 2005, serves its retail and professional customers from 29 locations with a wide range of building material products. It is the only builders merchant in Austria with country-wide coverage.

Builders merchants, DIY stores, Germany Europe Distribution has a 47.8% stake in Bauking, a builders merchant and DIY operator in Germany. Bauking mainly operates in Lower Saxony, Saxony-Anhalt and North Rhine-Westphalia with 63 builders merchant outlets and 40 Hagebau DIY stores. It is the largest member of the Hagebau purchase co-operative in Germany.

DIY stores, Benelux CRH operates 34 Karwei and 90 GAMMA DIY stores in the Netherlands and 20 GAMMA stores in Belgium. Three stores are held through 50/50 joint ventures, while all others are 100%-owned. The stores operate within the Intergamma franchise organization, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. The stores sell to DIY enthusiasts and home improvers. Customers generally collect goods although each store offers a delivery service for an additional charge. Competition comes primarily from other national DIY chains and from local DIY stores.

DIY stores, Portugal CRH’s 50% joint venture MaxMat is a cash-and-carry DIY chain in Portugal with 22 stores. This sector of the distribution industry has not been fully developed in the Iberian peninsula and the Distribution group expects to expand its position in the DIY and RMI markets.

Development strategy

•	DIY: Continue to grow our successful chains in the Benelux and Portugal via greenfield investments and acquisitions

•	Builders merchants: Build upon our strong leadership positions in Austria, France, Germany, Netherlands and Switzerland and expand into neighboring countries

•	New regions: Develop new regions both in builders merchants and DIY

•	Continue to realize operational excellence from expanded network

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

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which some of its main raw materials, namely aggregates and clay reserves, are found. CRH is also a significant purchaser of certain important materials such as cement, bitumen, gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen and fuel.

Property, Plant and Equipment

At April 26, 2007, CRH and its joint ventures had a total of 2,772 building materials production locations, of which 1,583 were located in the Americas, 129 were located in Ireland and 1,060 in Mainland Europe. At the same date, CRH had a total of 717 Merchanting & DIY locations of which 180 were located in the United States and 537 in Mainland Europe. 664 locations in the United States, 11 in the Republic of Ireland, 56 in Britain and Northern Ireland, 630 in Mainland Europe and 8 in Canada are leased, with the remaining 2,120 locations held on a freehold basis.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. CRH has a continuing program of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. The Group’s principal properties by acreage at April 26, 2007 are listed below. All quarries are open pit.

Principal properties	Description	Title	Approximate area -acres	Business activity
Republic of Ireland
Platin, Co. Meath	Cement plant and related land, quarries and buildings	Freehold	1,450	Manufacture of cement and clinker
Limerick, Co. Limerick	Cement plant and related land, quarries and buildings	Freehold	2,250	Manufacture of cement and clinker
Poland
Ozarów	Cement plant and related land, quarries and buildings	Freehold	1,500	Manufacture of cement and clinker

Environmental Regulations

Policy

Our environmental policy, applied across all of the Group companies, is to:

•	comply, at a minimum, with all applicable environmental legislation and to continually improve our environmental stewardship towards industry best practice;

•	ensure that our employees and contractors respect their environmental responsibilities;

•	optimize our use of energy and resources through efficiency gains and recycling;

•	proactively address the challenges and opportunities of climate change;

•	promote environmentally-driven product innovation and new business opportunities; and

•	be good neighbors in the many communities in which we operate.

Delivery

Achieving our environmental policy objectives at all our locations is a management imperative; this line responsibility continues right up to CRH Board level. Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers, assisted by a network of Environmental Liaison Officers (“ELOs”). At each year-end, the ELOs assist the Group Technical Advisor in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

Environmental performance

The recent Board review confirmed continuously improving environmental performance throughout the Group, including recent acquisitions, as is our universal objective. In 2006, we spent over €50 million on further environmental upgrades. This sustained investment program continues to reduce our environmental footprint, effectively bringing our locations (over 3,300) towards best industry practice.

Many companies reduced air emissions, increased recycling of water, increased the use of secondary materials and achieved further process and energy efficiency gains, with direct economic as well as environmental benefits. We continued restoration of worked-out quarries and pits, and fostered biodiversity where it exists: over 85% of all our quarries and pits now have restoration plans, and this increases year-on-year.

Addressing climate change

CRH recognizes that climate change is a major challenge facing humanity, and is committed to playing its part in developing practical solutions. CRH is a core member of the Cement Sustainability Initiative (“CSI”). The CSI is a voluntary initiative by 18 of the world’s major cement producers, promoting greater sustainability in the cement industry in co-operation with the World Business Council for Sustainable Development (“WBCSD”) and independent stakeholders.

CRH is now committing to a 15% reduction in its specific CO2 cement plant emissions by 2015 compared with the 1990 specific emissions for the same portfolio of plants. This reduction is being achieved through major modernizations of several plants, as well as moving towards the use of alternative materials and fuels at all our cement plants, where specifically permitted.

CRH is operating overall within the National Allocation Plans under the European Emissions Trading Scheme for the period 2005-2007, and is in active discussions on the Plans for the period 2008-2012. For its plants outside the European Union, CRH is seeking to participate in the flexible CO2 trading mechanisms under the Kyoto Protocol, which help justify plant upgrading investments that would otherwise be uneconomic. In March 2007, CRH announced an investment of €210 million in its Ukraine cement plant which is to be the first ever Joint Implementation Project registered by the United Nations.

Possible environmental liabilities

At April 26, 2007, there were no material pending legal proceedings relating to environmental regulations or to site remediations that are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of 2006 results

2006 was a strong year for our businesses across the board, with significant income advances delivered by each of the Group’s major Divisions—Europe Materials, Europe Products & Distribution, Americas Materials and Americas Products & Distribution.

Europe Materials businesses are largely located in countries on the periphery of Europe—Ireland, Finland and the Baltics, Poland and Ukraine, Switzerland and the Iberian Peninsula. With the exception of Portugal, economies and building materials demand were relatively robust across the region. Returns in our businesses in Finland and Poland continued to improve, while activity in Ireland and Spain remained at high levels. Ukraine and Switzerland each showed income gains. In Portugal construction declined reflecting reduced activity in housing and a significant reduction in public capital expenditure. Overall the Division produced another strong year with a very satisfactory growth in income.

Although Europe Products & Distribution has had considerable geographic expansion in recent years, the core Eurozone countries still represent a significant proportion of its business. Here construction activity continued its gradual pick-up, gathering momentum throughout the year. Dutch housing experienced ongoing recovery although DIY showed only moderate growth for 2006 as a whole. Belgium, France and the Alpine and Nordic countries all showed growth; U.K. housing construction remained at a low level; while Germany finally saw signs of a nascent recovery. The Distribution, Concrete and Building Products groups all delivered a significantly higher outcome with Clay being similar to 2005. The overall substantial increase in income for the Division came from a combination of good organic growth and acquisition contributions.

Americas Materials successfully met the challenge of recovering further energy and input cost increases, and with a strong pricing environment, rigorous cost control and good incremental acquisition contributions, income increased significantly. In the key highway sector, funding was strong, but volumes were slightly reduced as a result of the impact of the higher product prices necessary to recover the increased energy and other input costs. Private sector activity was strong, with continuing growth in non-residential construction more than offsetting weaker new housing. Geographically the West remained strongest, while good improvements were recorded in the Mid-West and New York/New Jersey regions. In New England, general market strength offset weaker highway activity in Connecticut and Maine. APAC performed to expectations in its first four months with the Group.

Americas Products & Distribution sells mainly to the residential and non-residential sectors. A very strong first half, coupled with a second half where non-residential growth contrasted with a decline in new housing, together with the benefits of 2005/2006 acquisitions, led to a substantial overall income increase. Precast, Glass and Distribution all performed well ahead of 2005, while the Architectural Products Group (APG) had a good result despite being the worst affected by the housing slowdown. The new platform, MMI, acquired in April 2006, performed satisfactorily. Our South American businesses, located in Argentina and Chile, turned in a very strong performance.

MANAGEMENT’S FINANCIAL REVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F. These financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. A discussion of the significant differences between IFRS and U.S. GAAP, which affect the Consolidated Financial Statements of CRH, is set forth in Note 35 of the Notes to Consolidated Financial Statements.

For the years 2006, 2005 and 2004 net income per Ordinary Share was lower under U.S. GAAP than basic earnings per Ordinary share under IFRS (see “Item 3—Key Information”).

In the discussion of the results of business operations by geographical area below, all references to revenue and operating income are on the basis of the seven reportable segments for U.S. GAAP purposes (see page 11 and the Segmental Analysis—Information required by SFAS 131 set out in Note 35 of Notes to the Consolidated Financial Statements on pages F-102 to F-104). Operating income is stated before gain on sale of assets.

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

During the last two years, through acquisitions and internal growth, the Group has continued to expand its businesses of producing and selling a wide range of building materials and of operating builders’ merchanting and DIY stores. Growth in revenue in 2006, which has increased by 29.7% in euro terms compared with 2005, was attributable to acquisitions and increases in ongoing operations. Operating income under IFRS expressed as a percentage of revenue declined from 9.6% in 2005 to 9.4% in 2006.

In 2006, the incremental costs of financing 2005 and 2006 acquisition activity resulted in an increase in net finance costs (see below—net finance costs comprises finance revenue, finance cost and the proportionate share of joint ventures’ finance costs) of €93.0 million.

The Group’s low effective tax rate (income tax expense as a percentage of income before taxes) principally reflects the fact that our manufacturing income in Ireland is subject to a 10% Corporation Tax rate, which is guaranteed to the year 2010. The effective tax rate increased to 23.6% in 2006 from 21.3% in 2005 due to increased taxable income in higher tax rate countries.

CRH’s ordinary shareholders’ equity increased by €2,641.7 million to €7,061.3 million during the three years to December 31, 2006. This increase reflects net proceeds of €244.7 million from equity issues and €2,589.2 million of net income retained (after dividends paid of €563.6 million and the add-back of €78.6 million reflecting the expensing of employee share options and related deferred tax), less a loss in currency translation effects on the Group’s net investment in different currencies, primarily the U.S. dollar, of €137.6 million, net losses on cash flow hedges less deferred tax of €0.3 million, consideration of €15.7 million for the purchase of Ordinary Shares by the Trustees of the Performance Share Plan and actuarial losses on defined benefit pension schemes net of deferred tax amounting to €38.6 million.

During the same three-year period, the Group’s net debt (calculated as the sum of long-term debt, bank loans and overdrafts, derivative financial instruments (net), less cash and cash equivalents and liquid investments) increased by €1,937.3 million to €4,492.0 million. Total expenditure of €6,663.3 million during the three-year period on acquisitions, investments and capital expenditure, together with dividend payments of €563.6 million, tax payments of €842.4 million and other net cash outflows of €409.1 million, were largely offset by net cash flow from operations of €5,838.9 million, together with net proceeds of €244.7 million from equity issues and €457.5 million from proceeds from sale of investments and property, plant and equipment.

These factors have resulted in net debt as a percentage of ordinary shareholders’ equity being 5.8 percentage points higher at December 31, 2006 (63.6%) than at January 1, 2004 (57.8%).

Interest cover ratio

Management believes that the EBITDA interest cover based ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. The calculation of net interest and EBITDA in the following table presents the various interest and EBITDA-related items of the Group’s Consolidated Statements of Income, added together to show net interest and EBITDA for each year.

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain EBITDA/net interest (excluding share of joint ventures) no lower than 4.5 times for twelve-month periods ending June 30 and December 31 in each year. The amount outstanding at December 31, 2006 under these loans is €2,458.8 million. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus impacting the maturity profile of the Group’s debt and the Group’s liquidity.

	2006	2005	2004
	€m	€ m	€ m
Net interest
Finance revenue (a)	(155.2)	(138.3)	(117.9)
Finance costs (a)	407.3	297.4	264.3

Net interest expense including joint ventures	252.1	159.1	146.4
Less share of joint ventures’ net interest (c)	(16.4)	(13.6)	(11.7)

Net interest expense excluding joint ventures	235.7	145.5	134.7

Calculation of EBITDA
Income before finance costs (a)	1,807.3	1,412.1	1,231.0
Intangible asset amortization (b)	25.3	9.1	4.1
Gain on sale of investments and property, plant and equipment (a)	(40.5)	(19.8)	(10.8)
Depreciation (b)	663.7	555.8	515.9

EBITDA including joint ventures	2,455.8	1,957.2	1,740.2
Less share of joint ventures’ EBITDA (c)	(79.9)	(112.0)	(83.9)

EBITDA excluding joint ventures	2,375.9	1,845.2	1,656.3

	(times)	(times)	(times)
EBITDA interest cover including joint ventures (EBITDA divided by net interest expense)	9.7	12.3	11.9

EBITDA interest cover excluding joint ventures (EBITDA divided by net interest expense)	10.1	12.7	12.3

(a)	These items appear on the Consolidated Statements of Income on page F-2.
(b)	Amortization of intangible assets and depreciation expense, which are reported in Notes 3 and 4 respectively (page F-27) and Note 14 (page F-43) and Note 13 (page F-41) respectively of the Notes to Consolidated Financial Statements, are not shown as separate line items in the Consolidated Statements of Income on page F-2.
(c)	The Group’s share of joint ventures’ net interest, operating income and depreciation expense, which are reported in Note 2 (page F-25) of the Notes to Consolidated Financial Statements, are not shown as separate line items in the Consolidated Statements of Income on page F-2.

2006 compared with 2005

Results

CRH performed strongly in 2006, delivering growth in reported sales revenue of 29.7%, in operating income of 26.9% and in income before tax of 25.3%. The key components of 2006 performance are analyzed in the table on page 38.

Exchange translation effects

The average U.S.$/euro rate of 1.2556 for 2006 was little changed compared with 2005 (1.2438) while average exchange rates for the Group’s other major operating currencies also showed little movement. Combined these resulted in a modest adverse translation impact of €4 million at income before tax level. The average and year-end exchange rates used in the preparation of the Consolidated Financial Statements are included under Accounting Policies on page F-11 of this Report.

Incremental impact of 2005 acquisitions

2005 acquisitions contributed incremental revenue of €1,108 million and operating income of €82 million in 2006, an effective operating income margin of 7.4%.

In Europe, 2005 acquisitions generated an incremental €684 million in revenue and €39 million in operating income, giving a margin of approximately 6%. Acquisitions in concrete products, in particular Stradal in France acquired in August 2005, and in construction accessories, including the acquisition of Syncotec in October 2005, delivered strongly. This resulted in a combined operating income margin of 10% from 2005 acquisitions in the Europe Products segment. The incremental operating income contribution from lower-margin, less capital-intensive Distribution activities was impacted somewhat by a poor first half contribution from Quester in Austria, which was acquired in October 2005. However, an improved second half performance from Quester and a good full year performance from distribution joint venture Bauking, acquired in December 2005, resulted in an operating income margin of approximately 3% on incremental revenue.

In the Americas, 2005 acquisitions contributed an incremental €424 million in revenue and €43 million in operating income, with an operating income margin of approximately 10%. Materials Division acquisitions delivered a margin of 14.5%, helped by a strong seasonal contribution from Mountain Companies in the Appalachian region which joined the Division in late October 2005. The operating income margin in the Americas Products segment at approximately 3% was impacted by a disappointing performance in competitive markets from acquisitions completed in late-2005 as part of the expansion of APG’s lawn and garden products offering to large homecenter chains. In contrast, 2005 Americas Distribution acquisitions delivered strongly generating an operating income margin of just over 10% on incremental revenue.

The Group’s 26.3% associate stake in Spanish cement producer Corporación Uniland, which was acquired in late 2005, has been accounted for using the equity method in reporting 2006 results.

Incremental impact of 2006 acquisitions

The incremental impact from 2006 acquisition activity amounted to €1,907 million in revenue and €108 million in operating income, an effective operating income margin of 5.7%.

In Europe, 2006 acquisitions contributed an incremental €374 million in revenue and €29 million in operating income, an effective margin of approximately 8%. This primarily arose in the Products segments and mainly reflected the Halfen construction accessories acquisition completed in May together with eight acquisitions in concrete products spread throughout the year.

In the Americas, 2006 acquisitions contributed an incremental €1,533 million in revenue and €79 million in operating income with the overall operating income margin of approximately 5% reflecting inherently low operating profit margins in both APAC, acquired by Americas Materials in August, and in our new products platform MMI acquired in April. The first-time contribution from APAC was also impacted by restructuring charges of €21 million associated with its integration. 2006 Americas Distribution acquisitions performed strongly with a combined incremental operating income margin of approximately 9%.

CRH’s 2007 results are expected to reflect a significant incremental impact from 2006 acquisitions which combined, net of APAC 2006 disposals, added annual revenue of approximately €3.5 billion.

Non-recurring items

The 2006 results reflect two non-recurring items which taken together had an adverse impact of €12.3 million on reported income.

In accordance with International Accounting Standard 36 Impairment of Assets, goodwill arising on business combinations is subject to annual impairment testing. The Group’s 2006 impairment testing has resulted in a €50.0 million write-down of goodwill relating to its 45% Cementbouw joint venture. This joint venture was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. A significant proportion of the financing for the joint venture was provided in the form of non-recourse debt. The joint venture has experienced difficult trading in recent years and is currently in discussions with its banking group. This write-down has been charged against Europe Products in reporting operating income by business segment.

During 2006, in response to legislative changes in the Netherlands, CRH reached agreement with its employees in the Netherlands on changes to certain pension arrangements which altered their basis under International Financial Reporting Standards (IFRS) from defined benefit to defined contribution. This resulted in the elimination of certain defined benefit obligations from the Group’s Consolidated Balance Sheets with a resultant pre-tax gain of €37.7 million which has been reflected in arriving at operating income for 2006. Of this €18.9 million has been credited to Europe Products and €18.8 million to Europe Distribution in reporting operating income by business segment.

Ongoing operations

2006 organic growth in revenue amounted to €1,327 million, a growth rate of 9% compared with 5% in 2005. Total underlying growth in operating income was €201 million giving an effective margin of 15%.

In Europe, our operations generated underlying revenue growth of €506 million for the year, an increase of approximately 7%. Underlying operating income growth of €81 million gave an effective margin of 16%. Europe Materials saw stronger momentum in the more profitable second half and recorded an underlying operating income increase of €36 million. After a lackluster first half, Europe Products also enjoyed stronger second half trading and delivered a €31 million increase in underlying operating income. In Europe Distribution, underlying operating income growth amounted to €14 million.

Our operations in the Americas generated underlying revenue growth of €821 million, an increase of almost 12%, with underlying operating income growth of €120 million giving an effective margin of just under 15%. The Americas Materials Division achieved significant success in recovering higher energy and other input costs and reported an excellent €78 million advance in underlying operating income. Following a very strong first half, growth rates for our Americas Products operations moderated through the second half as residential construction declined. Nevertheless these operations delivered a €43 million increase in underlying operating income for 2006 as a whole. Underlying full year operating income for Americas Distribution was €1 million lower due to a second half decline. This principally reflected a reduction in Florida roofing/siding demand following 24 months of unusually high activity generated by extensive storm damage during the 2004 and 2005 hurricane seasons.

Key Components of 2006 Performance

€ million	Revenue	Operating income	Gain on sale	Trading income	Finance costs (net)	Associates’ PAT	Pre-tax income
2005 as reported	14,449	1,392	20	1,412	(159)	26	1,279
Exchange effects	(54)	(4)	—	(4)	—	—	(4)

2005 at 2006 exchange rates	14,395	1,388	20	1,408	(159)	26	1,275

Incremental impact in 2006 of:
- 2005 acquisitions	1,108	82	—	82	(40)	18	60
- 2006 acquisitions	1,907	108	—	108	(56)	—	52
Non-recurring items	—	(12)	—	(12)	—	—	(12)
Ongoing operations *	1,327	201	20	221	3	3	227

2006 as reported	18,737	1,767	40	1,807	(252)	47	1,602

% change as reported	+30%	+27%		+28%			+25%

*	The terms “ongoing” ,”organic” and “underlying” have the same meaning in the discussion that follows.

Reported 2006 pre-tax income of €1,602 million includes the Group’s share of associates’ after tax income of €47 million. The tax charge of €378 million in respect of subsidiaries and joint ventures gives an effective tax rate of 23.6% compared with 21.3% in 2005.

Net income for 2006 amounted to €1,224.2 million, an increase of 21.7% over 2005 net income of €1,006.3 million.

Operating income margins

Structurally low operating margins in both APAC and MMI, together with restructuring charges at APAC plus the impact of the non-recurring items outlined above, affected reported Group and segmental operating income margins for 2006. The table below compares the reported 2006 operating income margins with 2005 margins.

Operating Income Margin Data

	2006 Reported	2005 Reported
Europe Materials	14.2%	14.2%
Europe Products	6.9%	6.9%
Europe Distribution	6.2%	5.6%
Americas Materials	9.9%	10.4%
Americas Products	10.5%	11.2%
Americas Distribution	7.1%	7.0%

Group	9.4%	9.6%

Americas Products & Distribution Division

In 2006, of the four operating Divisions, the Americas Products & Distribution Division was the second largest contributor to Group revenue and the largest contributor to Group operating income.

The Division is comprised of two reportable segments, Products and Distribution. Discussions of each of the reportable segments follow with the key achievements and challenges during the year.

Following a very strong first half, the demand backdrop and underlying growth rates for our Americas Products & Distribution operations moderated through the second half of the year. However, overall second half demand remained broadly positive helped by strong and growing non-residential markets which offset the ongoing residential decline. Regionally, our operations in the western and southeastern states performed particularly well in strong markets; the midwest operations improved on 2005, while results from northeastern operations were weaker. Overall, Products & Distribution had an excellent year with a 28% improvement in revenue and a 23% increase in operating income.

2006 also marked the creation of a new product group with the acquisition of MMI Products, Inc. (MMI) in April. MMI is a leading U.S. manufacturer and distributor of mainly non-residential-oriented building products, with operations in three distinct product segments: construction accessories, wire products and fencing products. MMI is a leader in each of these segments.

2006 overview

Americas Products (comprising five groups—Architectural Products, Precast, Glass, MMI and South America)

		Analysis of change
€ million	2005	Exchange Translation*	2005 Acquisitions	2006 Acquisitions	Organic **	2006	Change	% of Group
Revenue	2,756	-16	+113	+492	+227	3,572	+816	19
Operating Income	308	-1	+3	+22	+43	375	+67	21
Operating Income Margin	11.2%					10.5%

*	The average U.S. dollar was little changed against the euro in 2006 ($1.2556) when compared to 2005 ($1.2438).

**	The terms “organic” and “underlying” have the same meaning in the discussion that follows.

Architectural Products

APG faced tougher residential markets but delivered a robust performance for 2006 as a whole. Price increases, and the benefit of acquisition contributions, helped to once again deliver double-digit percentage growth in revenue and operating income for the year.

Regionally, the west and south enjoyed strong markets, the Midwest performed well despite softer commercial and residential activity, while the northeast suffered in a poor market with increased competition. Glen-Gery performed satisfactorily in weakening markets. Bagged soil and mulch activities had a disappointing performance in a very difficult pricing environment and management actions have been taken to improve the business going forward.

APG continued to add new plant capacity in 2006 to support geographic expansion of its retail customer base, core masonry business and in particular its Belgard® professional hardscape line. A new block plant and paver plant were added to the fast-growing south region and another block plant began operation in Arizona. Six additional greenfield expansions are currently under construction and will begin operation during 2007 sustaining a strong internal growth strategy.

APG completed three acquisitions in 2006. These included the purchase of the Sakrete® brand name as part of our national growth strategy in dry mix product lines; a bolt-on in the south to supplement block and brick distribution in a high growth market; and a further bolt-on expanding the APG product offerings in the Des Moines, Iowa market.

Precast

The continued strength of the residential construction sector during the first half of the year, along with growth in non-residential, commercial and infrastructure construction markets, resulted in a second consecutive year of record volumes from our legacy operations. Good cost control and effective price management led to margin improvements and another year of record income for the group. Backlog volumes and margins held steady throughout 2006. Management focus on internal improvements and an improving non-residential sector should see further progress in 2007.

Internal developments completed during 2006 included the commissioning of a new manufacturing facility in California, expanding capacity to service the fast-growing California Central Valley; commencement of construction of a precast and concrete pipe plant in the high growth Florida panhandle region, and a major expansion of our concrete pipe plant in eastern Pennsylvania, which will result in increased capacity and lower costs for our northeast concrete pipe operations.

The pick-up in acquisition activity experienced in 2005 continued in 2006 with four acquisitions completed during the year. The purchase of a concrete pipe and precast manufacturer in Denver, Colorado and of a precast drainage and manhole producer close to Atlanta, Georgia complement and expand our existing market positions in these states. The acquisition of a utility vault and telecommunications structures producer in Indiana provided an important addition to our national telecommunications products business. A fourth transaction in northern California extended our national leadership position in small concrete and polymer boxes.

Glass

In 2006, the group achieved record results with good growth in both revenue and operating income. Strong markets produced robust demand for energy-efficient architectural glass products and high-performance laminated products such as hurricane-resistant and blast-resistant architectural glass. In addition, the group launched its exclusive energy-efficient architectural glass, SunGlassTM, designed to control solar heat gain and therefore reduce annual energy costs in buildings.

In June, the group completed the acquisition of an architectural glass manufacturer in Miami, Florida to provide additional capacity for larger, complex architectural projects that incorporate hurricane-resistant laminated glass.

In January, the group expanded its position in high-performance, engineered aluminium glazing systems with the acquisition of Texas Wall Systems, a leading regional manufacturer of custom-engineered curtain wall and window wall systems located in Dallas, Texas.

In August, the group acquired Antamex, a supplier of high-performance curtain wall systems and engineering design services for commercial, institutional and multi-storey residential construction markets. Headquartered in Toronto, Canada, Antamex has operations in Toronto, Montreal and Vancouver.

MMI

Although somewhat affected in 2006 by weakness in its less significant residential product segment, MMI delivered a satisfactory performance in its first eight months with the Group and integration of the business continues apace. Due to its particular business mix, MMI’s operating income margin is much lower than in our existing APG, Precast, and Glass activities, with a consequent effect on the overall operating income margin for the Americas Products reporting segment.

South America

Our operations in Argentina and Chile had a record year against an improved regional economic background. In Argentina, strong revenue and income in our ceramic tile business were partly offset by slightly lower income in our glass operations. Our Chilean glass business performed well.

Americas Distribution

2006 overview

		Analysis of change
€ million	2005	Exchange Translation*	2005 Acquisitions	2006 Acquisitions	Organic	2006	Change	% of Group
Revenue	1,156	-11	+125	+137	+41	1,448	+292	8
Operating Income	80	-1	+13	+12	-1	103	+23	6
Operating Income Margin	7.0%					7.1%

*	The average U.S. dollar was little changed against the euro in 2006 ($1.2556) when compared to 2005 ($1.2438).

While the latter months of the year saw declining demand in the new-build segment, 2006 was another year of growth for Americas Distribution with good performances from both heritage and acquired businesses. Roofing/Siding demand is largely influenced by residential replacement activity with the key products having an average life span of roughly 20 years. Demand remained generally robust throughout the year, although Florida experienced a second half decline, following 24 months of unusually high activity generated by extensive storm damage during the 2004 and 2005 hurricane seasons. The Interior Products division is focused equally on the commercial and residential construction markets. Over the last two years, we have significantly expanded this segment and in 2006 it delivered excellent incremental revenue and operating income contributions.

The group invested U.S.$168 million on the completion of six acquisitions during the year; five in Interior Products and one in Roofing/Siding.

Against this generally positive backdrop, full year operating income was ahead by 28% with margins similar to the excellent level achieved in 2005.

Outlook 2007—Americas Products & Distribution Division

New residential construction markets in the United States declined steadily through the second half of 2006 and are expected to show continued weakness into mid-2007, with recovery expected to commence later in the year. However, residential repair, maintenance and improvement expenditures, which have historically been less cyclical, should remain at or close to 2006 levels while non-residential demand, which saw good improvement in 2006, is expected to maintain momentum into 2007. With its balanced geographic, product and end-use diversity, and with new U.S. residential construction accounting for approximately 25% of Divisional end-use demand—and less than 10% of the CRH Group overall—the Division looks to another good year in 2007.

Americas Materials Division

In 2006, the Americas Materials Division was the third largest contributor to Group revenue and the second largest contributor to Group operating income.

2006 overview

		Analysis of change
€ million	2005	Exchange Translation*	2005 Acquisitions	2006 Acquisitions	Organic	2006	Change	% of Group
Revenue	3,165	-30	+186	+904	+553	4,778	+1,613	25
Operating Income	328	-3	+27	+45	+78	475	+147	27
Operating Income Margin	10.4%					9.9%

*	The average U.S. dollar was little changed against the euro in 2006 ($1.2556) when compared to 2005 ($1.2438).

Americas Materials had an excellent year achieving significant success in recovering higher energy and other input costs and delivering a strong improvement in heritage operating income margin for the second consecutive year. This combined with a record net acquisition spend of €1.1 billion (U.S.$1.4 billion), which included the purchase of APAC, resulted in record revenue and operating income for the Division.

Bitumen costs increased for the fifth consecutive year, rising 50% despite a very successful winter-fill program. Energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, had a composite cost increase of 10%. The cost of diesel fuel and gasoline used to power our mobile fleet increased by 14%. Against this backdrop, overall prices increased 10% for aggregates, 15% for readymixed concrete and 27% for asphalt, the product most impacted by input cost increases.

Non-residential demand continued to improve and more than offset the decline in new residential construction. Overall funding available for highway projects showed a satisfactory improvement on 2005 levels. However, as anticipated, with relatively fixed highway budgets, the volume of activity was impacted by the strong price increases necessary to recover higher input costs and the margin declines experienced in 2003 and 2004. Total volumes, including acquisition effects, increased 10% for aggregates, 20% for readymixed concrete and 27% for asphalt. Heritage volumes were flat for readymixed concrete, declined 2% for aggregates, and 3% for asphalt.

The overall 2006 Divisional margin of 9.9% (2005 : 10.4%) reflected the dampening effect of APAC’s profitable but lower margin business mix combined with once-off APAC integration costs. APAC recorded revenue of €761 million and operating income of €26 million in the last four months of the year. The operating margin excluding APAC advanced strongly to 11.2%.

The highlight of the record 2006 development spend was the acquisition in August of APAC for a total consideration of €1.0 billion (U.S.$1.3 billion). Subsequent selective disposals prior to year-end of non-core asphalt and highway construction units in line with the re-focusing of APAC’s activities reduced the net outlay to €0.85 billion (U.S.$1.1 billion). Another notable development occurred in August with the announcement of our entry into the North American cement market through a joint venture to develop a 1.1 million-ton greenfield cement plant in central Florida, close to Tampa and Orlando. We also completed 19 other transactions, which comprised a range of value-adding bolt-on acquisitions and new sector entries in many regional markets across the Division.

New England

In 2006, New Hampshire and Vermont enjoyed better trading in improving markets. Massachusetts had another excellent year with solid demand and a positive pricing environment. The states of Maine and Connecticut both reduced highway spending and higher prices impacted volumes at the municipal and local level resulting in income declines. In development, we successfully entered the readymixed concrete business in Vermont, New Hampshire and Maine with the acquisition of Bissonette, and trading to date has exceeded expectations. Overall, income improved.

New York/New Jersey

Our New York/New Jersey businesses had record results reflecting stable demand, real price increases and internal cost efficiencies. Our large quarries in New York and New Jersey, which service the greater New York Metro area, improved their operational performance while also concentrating on successful delivery of several large capital projects. We have commenced a major project to double aggregates production capacity at our key West Nyack quarry, just north of New York City, which will further enhance our ability to service the New York Metro market. In Upstate New York, our Albany operations once again increased income in good markets. Recent years have seen significant contraction in the Rochester region with many large local employers continuing to scale back their activities. However, 2006 brought some improvement in local demand and our

Rochester operations reported improved income after declines in 2004 and 2005. On the development front, we significantly expanded our construction debris recycling activities in the New York Metro area with the acquisition of Bedrock Recycling.

Central

The Central region delivered record results with strong price improvements, contributions from acquisitions and benefits from its winter-fill program. Our bitumen storage capacity in this region mitigated significant bitumen cost increases during the busy highway paving season. Michigan continued to suffer in poor public and private markets. Ohio had a strong year with healthy highway markets and improved pricing especially in aggregates. Pennsylvania and Delaware continued to improve with internal cost efficiencies and steady markets. Our Kentucky and West Virginia operations, acquired in 2005, had a satisfactory year, with improved pricing offsetting lower volumes. In development, we completed five bolt-on acquisitions in Ohio, expanding our readymixed concrete, aggregates and asphalt operations in what is the Division’s largest individual state ranked by revenue. In addition, we completed one bolt-on readymixed concrete acquisition in Delaware, and two bolt-on deals to our Industrial Mineral business.

West

Our West region had another excellent year. Local economies remained strong overall with solid non-residential and highway markets offsetting softening residential demand. Once again, Utah and Idaho saw significant income gains due to a better pricing environment in generally buoyant markets for all products. In Washington, results improved significantly. Our operations in Wyoming, Montana, South Dakota, Colorado, and New Mexico had another record year despite increased readymixed concrete competition. Our heritage Iowa operations suffered income declines as a result of weak residential demand and several new readymixed concrete entrants in the Des Moines area. Southern Minnesota Construction, the aggregates and asphalt supplier in the south-central region of the state acquired in 2005, met expectations and provided a platform for further expansion in southern Minnesota and northern Iowa with three bolt-on acquisitions completed during the year. Six other bolt-on acquisitions strengthened our existing activities throughout the region.

APAC

APAC represents a major expansion for the Division into new markets in the mid-western and southern U.S. states and adds a fifth operating region to the Americas Materials Division. It significantly increases our position as a leading U.S. aggregates and asphalt producer and provides increased exposure to United States infrastructure spending. With operations in 14 states, this acquisition brings a development platform for future growth. We are gaining significant synergies through overhead reductions and by shifting the business emphasis from construction to materials. In this regard, in December we announced six separate disposals of certain APAC contracting and asphalt activities in Georgia, North and South Carolina, Texas and Virginia.

Although APAC’s structurally lower margins (due to higher revenue, lower margin construction revenue) and integration costs impacted the Division’s overall operating margin in 2006, underlying trading in the business for our first four months of ownership was in line with expectations. The integration program is on schedule and we look to a strong performance from APAC in 2007.

Outlook 2007—Americas Materials Division

From an underlying demand viewpoint, our current overall outlook is for stable to slightly declining volumes for Americas Materials as a whole. Infrastructure is the key end-use for this Division and while funding for highway projects is forecast to increase further in 2007, volumes and activity levels will continue to be influenced by input cost movements and associated product pricing trends. Though there are regional variances, further improvement in non-residential markets is expected to offset residential declines.

Our priority for 2007 is to continue the improving underlying trend in operating income margin evident in our 2005 and 2006 performance, through the ongoing achievement of efficiency gains, cost reduction, and additional price improvements.

With a continuing favorable pricing environment, a sustained focus on operating efficiency and with benefits from our record 2006 development spend we look forward to another year of significant progress for this Division.

Europe Materials Division

In 2006, the Europe Materials Division was the fourth and smallest contributor to Group revenue and the third largest contributor to Group operating income. This Division is comprised of two segments based on a geographical split, Ireland and the Rest of Europe.

Europe Materials—Ireland

2006 overview

		Analysis of change
€ million	2005	Exchange Translation	2005 Acquisitions	2006 Acquisitions	Organic	2006	Change	% of Group
Revenue	1,112	+1	—	+7	+71	1,191	+79	6
Operating Income	145	—	—	+1	+7	153	+8	9
Operating Income Margin	13.0%					12.8%

We had another good year in Ireland in 2006 with further growth in overall construction output leading to an increase of approximately 3% in our total cement volumes. In the Republic of Ireland, the strong residential market was again the main driver with home completions of 88,000 ahead of expectations. The commercial and industrial sectors remained strong while the National Development Plan continued to deliver good activity in the roads and infrastructure sector. In Northern Ireland, while the roads program suffered a serious decline, the housing and commercial sectors were strong and as a result our construction business had a very successful year.

In cement, both the Platin and Limerick plants operated at full capacity and we continued to import substantial quantities of cement and clinker to satisfy demand. Investment continued in efficiency and environmental improvement programs at both plants with excellent results. At the end of December, we announced plans to invest €200 million in a new 1.3 million ton per annum clinker kiln at Platin to replace the older of the two existing kilns and to ensure that adequate supplies of domestically produced cement using best available technology are available in Ireland for the future. This new kiln is planned to come on-line towards the end of 2008.

The concrete products and aggregates businesses performed well in very competitive markets and further investments were made in aggregate reserves and new high-efficiency plant and equipment. Significant input cost increases were recovered in selling prices and income margins were maintained.

Overall, 2006 saw another strong performance from our Irish operations with operating income ahead of 2005.

Europe Materials—Rest of Europe

CRH’s other European Materials operations are based primarily in Finland and the Baltics, Poland, Ukraine, Switzerland, Spain, Portugal, Tunisia and Israel.

2006 overview

		Analysis of change
€ million	2005	Exchange Translation	2005 Acquisitions	2006 Acquisitions	Organic	2006	Change	% of Group
Revenue	1,534	+4	+21	+26	+191	1,776	+242	10
Operating Income	232	+1	+2	+4	+29	268	+36	15
Operating Income Margin	15.1%					+15.1%

Finland/Baltics

The Finnish economy grew by an estimated 4.5% in 2006 and construction output kept pace. Housing grew by about 5% with 34,500 units completed. There was a strong increase in commercial and industrial construction including the construction of a new nuclear power plant. Ongoing construction of the Helsinki to Turku motorway and the new Helsinki container port at Vuosarri, two major infrastructure projects with significant cement, readymixed concrete and concrete products requirements, continue to underpin demand.

The cement market grew by about 8% and our aggregates and readymixed concrete businesses also enjoyed good demand. The new clinker line at the Lappeenranta plant will come on-stream as planned in the first half of 2007, giving a much needed boost to production capacity.

Sales volumes in the Baltic region and St. Petersburg operations were well ahead of 2005 levels due to increased construction activity underpinned by strong local economies. Our newly-acquired concrete products company in Estonia performed well.

Overall, good volume increases and better pricing delivered improved income in the Finland/Baltic region in 2006.

Central Eastern Europe

The Polish economy expanded at a faster rate than in 2005 with GDP growth at 5.3%. Inflation remained low at 1.2% and unemployment declined to its lowest level for five years although still high at 15.5%. Construction output increased by approximately 10% with strong growth in all segments particularly infrastructure.

After a number of years of flat demand, a rapid recovery in activity following a weather-affected start and unusually mild weather at the end of the year led to sustained demand with cement volumes up 29% for the year. Increased capacity utilization at our Ozarów cement plant, in which we invested significantly in the late 1990s, proved especially rewarding. The aggregates and blacktop businesses were particularly busy benefiting from increased road construction with the availability of European Union funding. The concrete products businesses performed very well with increased volumes in readymixed concrete, pavers and aerated concrete. Against the background of a growing market, lime volumes were up 12% and we commenced investment in a new lime kiln and additional concrete, paver, and blacktop capacity to meet demand.

Overall, income in Poland improved significantly on 2005 levels.

In Ukraine, GDP grew by 6% with increased demand for cement. Better volumes, efficiency gains and improved pricing more than offset the impact of severe gas cost increases and resulted in a higher operating income for the year. A new coal mill was installed at our cement plant to reduce dependence on high-priced gas and will be fully operational in 2007. Two newly-acquired aggregates operations performed well in their first year of ownership.

Switzerland

The Swiss economy grew again in 2006. Strong exports, a stable exchange rate and low inflation helped to increase economic activity and improve public finances. Construction grew by about 2% with all sectors bar infrastructure showing some increase over 2005.

The completion of the concrete-intensive stages of the major Lötschberg alpine tunnel led to a reduction of approximately 10% in our cement volumes. However, with better cement prices and a good advance in profitability in downstream readymixed concrete, aggregates and asphalt operations, overall results were ahead of 2005.

Iberia

While our Spanish readymixed concrete and concrete products operations had healthy volume increases due to strong residential and infrastructure demand, higher input costs and increased competition put pressure on margins resulting in an income outcome broadly similar to 2005. The Group’s 26.3% associate stake in Spanish cement producer Corporación Uniland is accounted for using the equity method in reporting 2006 results.

In Portugal, the economy is going through a difficult period with construction down approximately 7% in 2006, reflecting reduced activity in housing and a significant reduction in public capital expenditure. However, all three cement plants operated at full capacity taking advantage of strong export markets. Investment in efficiency and environmental improvement programs, to offset higher input costs and improve performance, continued at all locations. Overall, while cement volumes in its domestic markets declined, Secil had a satisfactory year helped by strong demand in export markets and tight cost control.

Eastern Mediterranean

Mashav, in which CRH has a 25% stake, reported an operating performance broadly in line with 2005. This was a good outcome given the very difficult political situation in the region throughout the year.

In April 2007, CRH extended its presence in the Mediterranean Basin with the acquisition of 50% of Denizli Cement, an integrated cement and readymixed concrete business in the Aegean region of south-western Turkey.

Asia

The Europe Materials Division has actively supported the Group’s development efforts in Asia. The acquisition at the start of 2007 of Harbin Sanling Cement Company in the Heilongjiang region of China is an important first step and will provide the opportunity to participate in the large and growing Chinese building materials market.

Outlook 2007—Europe Materials Division

Overall, the market outlook for 2007 is good. Organic growth is set to continue with a number of major capital expenditure projects targeted at increasing production capacity and reducing costs, coming on-stream early in the year. This, together with the benefits from bolt-on acquisitions completed in 2006, should deliver another year of progress and income growth for the Division.

Ireland

In Ireland, housing output is expected to soften in 2007 due to higher interest rates and the very strong supply situation in 2005/2006, but should remain at a high overall level. However, any decline is likely to be offset by increased activity in the infrastructure and public sectors as the recently announced National Development Plan 2007-2013 gains momentum. Commercial and industrial demand is expected to remain strong and overall construction activity is expected to be similar to 2006.

Rest of Europe

In Finland, the forecast is for GDP to grow by 3%, inflation to remain low and exports to grow further. With continuing increases in non-residential investment and infrastructure, stable housing and all major projects continuing into 2007, construction is forecast to expand by 3%.

Polish GDP is forecast to increase by 5% with construction output forecast to grow by 7%. The availability of European Union funding for the major road building program will underpin strong infrastructural activity with non-residential and residential also contributing to growth. In Ukraine, GDP is forecast to grow by 5% from a low level, with continued strong demand for both cement and aggregates.

Swiss economic growth is forecast at 2% with modest growth in construction. Non-residential activity is expected to be the strongest sector compensating for declines in infrastructure. The expectation is for cement sales to increase and for readymixed concrete volumes to continue to improve.

Spanish construction activity is forecast to remain at current levels with any weakening in the housing sector likely to be offset by increased infrastructure spending. In Portugal, markets are expected to remain weak with some recovery forecast for the back end of the year.

The local economy in Israel continues to improve. However, significant progress will depend on a stable political environment.

Europe Products & Distribution Division

In 2006, the Europe Products & Distribution Division was the largest contributor to Group revenue and the fourth and smallest contributor to Group operating income. The Division is comprised of two segments, Products and Distribution.

Trading conditions improved in the core European markets with a welcome upturn in new housing demand in the Netherlands and early signs of recovery in the German construction market. France, Belgium, Switzerland and the Nordic region remained positive and the U.K. stabilized after a difficult first quarter which saw significant volatility in energy costs.

Against this backdrop, the Division continued to implement its strategy of building leadership positions in its targeted European markets, seeking new product and geographic growth platforms and investing for continuous improvement in its businesses. In 2006, we invested €383 million in 19 acquisitions comprising Halfen, a significant addition to our European Construction Accessories business, our first move in Italy through Record, a leading concrete paving company, and a number of other strategically important bolt-on acquisitions across Europe.

Despite a slow start following a prolonged winter and sharp increases in input costs, the Division delivered significant revenue and income growth due to stronger second half trading, price improvements, tight cost control and good contributions from acquisitions.

Europe Products

2006 overview

		Analysis of change
€ million	2005	Exchange Translation	2005 Acquisitions	2006 Acquisitions	Non-Recurring Items*	Organic	2006	Change	% of Group
Revenue	2,533	+4	+245	+276	—	+128	3,186	+653	17
Operating Income	176	—	+25	+20	-31	+31	221	+45	12
Operating Income Margin	6.9%						6.9%

*	Detail of Non-Recurring Items are disclosed on page 37

Concrete Products

This group manufactures concrete products for two principal end-uses: pavers and tiles/blocks for architectural use, and floor/wall elements, beams, and vaults for structural use. In addition, it manufactures sand- lime bricks for the residential market and is involved in materials trading and readymixed concrete through its 45% Cementbouw joint venture.

2006 was an eventful year with eight acquisitions which served to consolidate further our positions in existing markets and establish new positions in Italy and Switzerland. The group reported a strong income advance with good contributions from acquisitions and solid organic growth from the legacy businesses.

Architectural

Despite a slow start due to unfavorable weather conditions, this group performed well ahead of last year, with strong advances in Belgium, Denmark and Slovakia and a full year’s contribution in France from Stradal which was acquired in August 2005. Continued price competition in the Netherlands due to market over-capacity, and difficult market conditions in the U.K., had an adverse impact on performance, though this was more than compensated by other regions. In Germany, internal improvements and a strong focus on selling prices resulted in a better performance. During the year, the group acquired Record, a leading Italian landscaping products business and a new platform for growth, two businesses in France and one in Germany.

Structural

Our structural concrete operations delivered excellent results driven by tight operational control and strong markets in the Netherlands, Belgium, France, Denmark and Poland. Our sand-lime brick business improved its performance through growth from new products and better operating efficiencies. During the year, the group acquired and merged two Swiss businesses bringing a strong market position in this new region, expanded its U.K. presence with the acquisition of Supreme, a leading fencing and lintel producer, and completed other acquisitions in Belgium.

Cementbouw joint venture

Our materials trading and readymixed concrete joint venture in the Netherlands continued to experience difficult trading conditions.

Clay Products

In Mainland Europe overall profitability improved despite further energy cost increases and planned stock reduction. Clay brick and block markets in Poland strengthened following a late spring and the long-standing weak German brick market showed some very early signs of recovery in the final quarter. Our Benelux activities advanced and were strengthened with the acquisition of Nuth, a specialist facing brick manufacturer.

In the U.K., brick industry volumes declined further in 2006 due to the current trend towards smaller, less brick-intensive dwellings and a slowing of activity in the RMI sector. Energy prices increased significantly in the first half of the year with some moderation in the last quarter. The benefits from price increases, good cost control and energy saving projects were not enough to offset the impact of reduced volumes.

Overall, the Clay Products group delivered a comparable performance to 2005 as the decline in U.K. profitability was offset by a better outcome from our Mainland European operations.

Building Products

The Building Products group comprises three broad product segments: Construction Accessories, Insulation, and the strategically-linked Fencing & Security, Daylight & Ventilation, and Roller Shutters & Awnings businesses.

Market conditions were generally positive, with the difficult German market showing the first signs of pick-up in the latter half of the year. All businesses, with the exception of Daylight and Ventilation which remained flat, delivered organic improvement complemented by strong acquisitive growth in Construction Accessories.

Construction Accessories

Our heritage operations achieved income improvement due to strong market conditions in Belgium, France and Spain, and an improving German market. The business was significantly enlarged by the acquisition of Halfen, the leading European producer of metal construction accessories used in commercial, civil engineering and residential construction.

Insulation

This business has strong market positions in the U.K., Ireland, Benelux, Germany, Poland and the Nordic region. Although our operations continued to suffer from severe volatility in raw material costs, a strong improvement in revenue and operating income was realized due to volume and price improvements, benefits from restructuring initiatives and further good cost control.

Other Building Products

Fencing & Security had another year of good progress despite stronger competition and increasing steel and zinc prices. In the U.K., solid results were achieved for the third consecutive year due to additional government spending and good operational control, while our business in Germany delivered improved income.

Overall profitability was maintained in Daylight & Ventilation despite increasing input costs and a continuing competitive backdrop.

The acquisition in August of AVZ, the leading designer and distributor of awning systems and roller shutters in the Netherlands, was a first step in a promising new product segment. Performance to date has been above expectations.

Europe Distribution

2006 overview

		Analysis of change
€ million	2005	Exchange Translation	2005 Acquisitions	2006 Acquisitions	Non-Recurring Items*	Organic	2006	Change	% of Group
Revenue	2,193	-6	+418	+65	—	+116	2,786	+593	15
Operating Income	123	—	+12	+4	+19	+14	172	+49	10
Operating Income Margin	5.6%						6.2%

*	Details of Non-Recurring Items are disclosed on page 37

2006 was a record year with excellent improvements in both revenue and income. This improvement was driven by a good recovery in our markets, especially in the Dutch housing sector, and by significant contributions from 2005 acquisitions and the six acquisitions completed in 2006.

Professional Builders Merchants

CRH Europe Distribution currently operates 331 professional builders merchants locations in five different countries: Austria, France, Germany, the Netherlands and Switzerland.

The Netherlands: The construction sector grew strongly, benefiting from a marked recovery in new residential construction with the number of completions up 12% to approximately 75,000. Our Dutch builders merchants activities benefited from the more positive market conditions and reported solid revenue growth. This, together with a continued focus on margins and costs, resulted in a substantial improvement in operating income. During 2006 two acquisitions were completed, adding two locations to our distribution network. In addition, three new greenfield branches were opened.

France: Business in France saw significant improvement in revenue and operating income due to better market conditions and benefits from income improvement measures of recent years. An acquisition in August added one location to our network.

Switzerland: Good market conditions led to another record year for our operations with income advancing significantly. Two acquisitions were completed, adding seven locations to our network in the German-speaking part of Switzerland.

Germany: Bauking, our 48% joint venture acquired in December 2005, had a very successful first year within the Group. Aided by rigorous cost control and some uplift in the German market, results exceeded expectations.

Austria: Quester, acquired in October 2005, had a disappointing start to the year. However, following first-half re-organization measures the business delivered a much improved performance in the second half.

DIY

CRH Europe Distribution currently operates 206 DIY stores in the Benelux, Germany and Portugal.

Benelux: Despite improved consumer confidence, the DIY market in the Benelux showed only moderate growth for 2006 as a whole. Against this backdrop, our branch network reported another satisfactory year with improved profitability. In 2006 two stores were added in Belgium in one acquisition, and four greenfield stores were opened in the Netherlands.

Germany: Our Bauking joint venture operates a DIY business under the Hagebau brand which delivered revenue and income in line with expectations in a very competitive market.

Portugal: Revenue at our DIY joint venture advanced, with the opening of one new location in 2006 following five such openings in 2005.

Outlook 2007—Europe Products & Distribution Division

Overall forecasts for the construction industry in our key markets show further growth in 2007, particularly in the Netherlands where consumer confidence continues to strengthen and new residential and non-residential markets continue to improve.

In Belgium, activity is expected to remain close to the high levels of recent years with a stable residential market and modest declines in non-residential and infrastructure.

We anticipate continued strength in the French new residential market together with moderate growth in non-residential and infrastructure demand.

In Germany, we see an increase in construction activity. The new residential sector appears to have bottomed while other construction segments are showing clear signs of recovery.

The outlook in our Swiss residential and non-residential markets remains attractive while in Austria we expect a much improved performance from our operations.

Although the U.K. housing market is expected to moderate in 2007 as a result of recent interest rate increases, brick volumes should stabilize.

Building on the success of 2006, ongoing margin improvement, through a combination of price recovery and cost reduction, remains the key focus of our management teams. The search for acquisition opportunities in Europe across our full range of activities continues. We look to further success on the development and operational front in 2007 leading to continued income progress.

2005 compared with 2004

Results

CRH performed strongly in 2005, delivering growth in reported sales of 13.3%, in operating income of 14.1% and in income before tax of 15.8%. The key components of 2005 performance are analyzed in the table on page 53.

Exchange translation effects

After three years of decline in the average U.S. Dollar exchange rate versus the euro, the average U.S.$/euro rate of 1.2438 for 2005 was little changed from 2004 (1.2439). Average exchange rates for the Group’s other major operating currencies also showed little change with the exception of the Polish Zloty and the Canadian Dollar, which were respectively 12% and 7% stronger versus the euro compared with 2004. As a result, after three consecutive years of significant adverse translation effects, averaging 6% annually, on reported income before tax, the Group benefited in 2005 from a modest positive translation impact of €4 million. The average and year-end exchange rates used in the preparation of our financial statements are included under Accounting Policies on page F-11 of this Report.

Incremental impact of acquisitions

The incremental 2005 impact of acquisitions completed during 2004 amounted to €536 million of sales and €42 million of operating income. Approximately 80% of these amounts was generated in Europe, reflecting the fact that 2004 acquisition spend predominantly occurred in our European operations. Secil, the Portuguese cement, concrete products and aggregates producer, in which the Europe Materials Division acquired a 49% stake early in June 2004, delivered a satisfactory incremental five-month contribution in 2005. The Europe Products & Distribution Division benefited from good incremental contributions from 2004 acquisitions in its Concrete operations. Although its Distribution activities also enjoyed a strong sales boost due to the purchase of NCD Builders Merchants in December 2004, the incremental operating income was impacted somewhat by post-acquisition integration costs related to this transaction. 2004 acquisitions in the Americas contributed an incremental €119 million in revenue and €9 million in operating income.

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

Key Components of 2005 Performance

€ million	Revenue	Operating income	Gain on sale	Trading income	Finance costs (net)	Associates’ PAT	Pre-tax income
2004 as reported	12,755	1,220	11	1,231	(146)	19	1,104
Exchange effects	50	6	—	6	(2)	—	4

2004 at 2005 exchange rates	12,805	1,226	11	1,237	(148)	19	1,108

Incremental impact in 2005 of:
—2004 acquisitions	536	42	—	42	(12)	—	30
—2005 acquisitions	448	18	—	18	(14)	—	4
Ongoing operations *	660	106	9	115	15	7	137

2005 as reported	14,449	1,392	20	1,412	(159)	26	1,279

% change as reported	+13.3%	+14.1%		+14.7%			+15.8%
% change at constant 2005 rates	+12.8%	+13.5%		+14.1%			+15.4%

*	The terms “ongoing” ,”organic” and “underlying” have the same meaning in the discussion that follows.

The tax charge of €273 million in respect of subsidiaries and joint ventures gives an effective tax rate of 21.3% compared with 21.0% in 2004.

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

2005 overview

Americas Products (comprising four groups—Architectural Products, Precast, Glass and South America)

		Analysis of change
€ million	2004	Exchange Translation*	2004 Acquisitions	2005 Acquisitions	Organic**	2005	Change	% of Group
Revenue	2,462	+11	+58	+58	+167	2,756	+294	19
Operating Income	251	+2	+2	—	+53	308	+57	22
Operating Income Margin	10.2%					11.2%

*	The average U.S. dollar was little changed against the euro in 2005 ($1.2438) when compared to 2004 ($1.2439).
**	The terms “organic” and “underlying” have the same meaning in the discussion that follows.

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

APG completed six acquisitions in 2005, increasing its presence in all three core markets. The acquisition of P&L Bark in January, Earth Pak in September and Jolly Gardener in October added €125 million in revenue and 13 facilities in eight East Coast states, to expand APG’s position with major homecenter chains and independent retailers in bagged soil and mulch. In February, APG acquired the paver operations of Central Precast in Ottawa, Canada, adding much needed capacity to Montreal-based Permacon and reinforcing its position in the Ontario and Québec professional hardscapes markets. Masonry producer S.T. Wooten of North Carolina was acquired as a bolt-on in September while lightweight aggregate manufacturer Arkalite, with a single plant in Arkansas, was added to APG’s Big River Industries in November.

Precast

Continued strength of the residential construction sector, together with recovery in non-residential and modest improvement in telecommunications construction, resulted in record volumes from the Precast group’s legacy operations. The combination of cost control, product mix and a disciplined pricing policy resulted in good margin improvement and record income for the group. Backlog has increased both in volume and margin compared with the same time last year.

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

In June, the group extended its position in engineered aluminum fenestration products with the acquisition of Fulton Windows: a leading manufacturer of architectural-rated, operable windows and engineered curtain walls located in Toronto, Ontario. Fulton’s broad product portfolio affords the group critical mass in several key, value-added categories and provides a solid foundation for future bolt-on acquisitions. A new division, Engineered Products, was created to benefit from operating scale. The new division consolidates Glass group businesses in architectural-rated operable windows, engineered curtain walls, commercial and retail storefronts and doors, and all-glass door hardware.

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

Americas Distribution

2005 overview

		Analysis of change
€ million	2004	Exchange Translation*	2004 Acquisitions	2005 Acquisitions	Organic	2005	Change	% of Group
Revenue	1,014	—	+7	+50	+85	1,156	+142	8
Operating Income	63	—	+1	+3	+13	80	+17	6
Operating Income Margin	6.2%					7.0%

*	The average U.S. dollar was little changed against the euro in 2005 ($1.2438) when compared to 2004 ($1.2439).

Demand in this business is largely influenced by replacement with many roofing/siding products having an average life span of roughly 20 years. Similarly, replacement/refurbishment is also the main end-market for interior products in commercial construction while new residential construction is a major market for gypsum wallboard.

As in the latter months of 2004, our Distribution operations benefited substantially in the first half of 2005 from significant repair work in Florida in the aftermath of the devastating 2004 hurricanes. This additional Florida demand moderated through the second half of 2005 and the late-2004 gains arising from steep price increases for many of the products handled by these businesses were not repeated. Despite the tougher second- half comparatives, our Distribution operations delivered further organic growth helped by robust markets in Southern California and Hawaii and benefited from good acquisition contributions.

The group invested a total of €73 million on the completion of eight acquisitions during 2005. Five of these were in the fast-growing interior products segment with the remaining three in the roofing and siding segment.

Full-year operating income advanced strongly with a further healthy improvement in overall operating margin.

Europe Materials Division

In 2005, the Europe Materials Division was the fourth and smallest contributor to Group revenue and the second largest to Group operating income. This Division is comprised of two segments based on a geographical split, Ireland and the Rest of Europe.

Europe Materials—Ireland

2005 overview

		Analysis of change
€ million	2004	Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic*	2005	Change	% of Group
Revenue	1,008	-2	—	—	+106	1,112	+104	8
Operating Income	139	—	—	—	+6	145	+6	10
Operating Income Margin	13.8%					13.0%

*	Increase of €106 million in underlying revenue was not reflected in operating income due to a decline in operating margins as price increases for aggregates and concrete products failed to match inflation.

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

With the concrete products market performing well, our cement plants at both Limerick and Platin once again produced at maximum output. We continued to pursue an active capital expenditure program in both plants to optimize capacity and improve efficiencies. In Northern Ireland, the commercial sector and public sectors were very strong although this was partly offset by a decline in housing activity due to delays in the planning process, rather than any underlying lacks of demand.

Despite very competitive markets, our aggregates and concrete products companies performed strongly and made good progress in recovering cost inflation. Our on-going program of investment in raw material reserves and new efficient plant and machinery continued during 2005.

Europe Materials—Rest of Europe

CRH’s other European Materials operations are based primarily in Finland and the Baltics, Poland, Ukraine, Switzerland, Spain, Portugal, Tunisia and Israel.

2005 overview

		Analysis of change
€ million	2004	Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic	2005	Change	% of Group
Revenue	1,299	+30	+107	+24	+74	1,534	+235	10
Operating Income	181	+4	+17	+3	+27	232	+51	17
Operating Income Margin*	13.9%					15.1%

*	Operating income margins in organic operations increased in 2005 due to better margins and tight cost control.

Finland/Baltics

The Finnish economy grew by approximately 2.5% in 2005 helped by buoyant exports particularly to Russia. After a flat start to the year, construction activity recovered in the second half giving overall growth of approximately 3%. This was evident across all sectors of the market with our cement volumes also exceeding 2004 levels by approximately 3%.

The project to replace and upgrade the clinker production facility at Lappeenranta in southeastern Finland was well under way by the end of 2005. The Baltic region, including St. Petersburg, enjoyed strong growth and volumes exceeded 2004 levels in all products.

Income grew for the year due to increased second-half demand, better margins and tight cost control in all areas.

Central Eastern Europe

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

Iberia

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

Eastern Mediterranean

Mashav, in which CRH has a 25% stake, delivered an improved operating result. Despite continuing political difficulties, a better economy led to higher Israeli cement demand, while stronger activity in the West Bank and Gaza favorably influenced sales.

Americas Materials Division

In 2005, the Americas Materials Division was the third largest contributor to Group revenue and Group operating income.

2005 overview

		Analysis of change
€ million	2004	Exchange Translation*	2004 Acquisitions	2005 Acquisitions	Organic	2005	Change	% of Group
Revenue	2,823	—	+54	+109	+179	3,165	+342	22
Operating Income	274	—	+6	+8	+40	328	+54	23
Operating Income Margin	9.7%					10.4%

*	The average U.S. dollar was little changed against the euro in 2005 ($1.2438) when compared to 2004 ($1.2439).

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

Highway markets were generally favorable with increases in Federal and State spending. However, the strong product price increases somewhat constrained the volume of asphalt paving work available in the final quarter, as most roadwork is tied to relatively fixed budgets at State, municipal and local level. SAFETEA-LU was signed by President Bush in August but came too late to impact 2005 activity levels. Residential markets remained strong, buoyed by low interest rates, while non-residential construction continued to improve.

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

West

Our operations in the West had an outstanding year. Strong local economies and exposure to the housing market, particularly through readymixed concrete, combined to deliver improved results and an outstanding year. Cement shortages hampered our readymixed concrete operations in some western markets, especially in the second half; however, the income impact was limited. Once again, Utah and Idaho saw significant income gains as our operations benefited from buoyant markets for all products. In Washington, results improved despite increasing competition. Solid progress was made in Wyoming, Montana, South Dakota and Colorado, and our small New Mexico operations continued to improve. A total of five bolt-on acquisitions during 2005 strengthened our existing activities in Utah, Idaho, Oregon, Wyoming and New Mexico.

The acquisition during 2005 of Southern Minnesota Construction, the leading aggregates and asphalt supplier with extensive reserves in the south-central region of the state, represented a superb geographic fit with our existing Iowa business and a significant expansion into a new state. Our heritage Iowa operations had another good year with income increasing in generally buoyant markets. Five smaller transactions, serving markets in northwest Iowa and southern Minnesota were also completed during 2005.

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

Europe Products

2005 overview

		Analysis of change
€ million	2004	Exchange Translation	2004 Acquisitions	2005 Acquisitions	Re-org. Costs	Organic	2005	Change	% of Group
Revenue	2,245	+9	+124	+137	—	+18	2,533	+288	18
Operating Income	191	—	+11	+4	-7	-23	176	-15	13
Operating Income Margin	8.5%						6.9%

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

Architectural

Similar to 2004, our Dutch and Belgian concrete businesses faced tough competition in 2005 due to market over-capacity and downward price pressure. In Germany, lower volumes and higher raw material costs led to a decline in profitability. In Slovakia, our business performed ahead of expectations and income advanced. The softening U.K. housing market impacted on our business and our results in the U.K. were lower than in 2004.

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

Clay Products

In the U.K., brick industry volumes continued to decline, due to falls in both the new residential and RMI sectors. Energy prices increased significantly, particularly towards the end of the year. Nevertheless, Ibstock’s income remained at similar levels to 2004, supported by strong pricing, improved factory and energy efficiencies and good cost control. In March 2005, Ibstock acquired Manchester Brick & Precast, a specialist manufacturer of brick-clad precast components, to add to its Kevington division.

In Mainland Europe, overall profitability remained stable for our activities in the Netherlands, Belgium, Germany and Poland, despite strong increases in energy costs. The group continued to expand through the acquisition of a strong regional construction block business in Poland and a façade system specialist in the Netherlands.

Building Products

The Building Products group comprises three broad product segments: Construction Accessories, Insulation, and the strategically linked Fencing & Security and Daylight & Ventilation. Market conditions for these businesses in Germany and the Netherlands remained difficult in 2005 and pressure on income was only partly offset by strong cost control and acquisition benefits. Sales in our other markets showed good progress. Four bolt-on acquisitions during the year strengthened market positions in France, Belgium, Switzerland and Germany.

Construction Accessories

Our heritage operations delivered higher income, successfully passing on steel price increases. The business was enlarged by two acquisitions, strengthening our positions in Germany and Switzerland. Aschwanden, a major Swiss producer of metal-based construction accessories, was acquired in June 2005. In October, we acquired Syncotec; a major European producer of plastic, metal and concrete spacers, with strong market positions in France and Germany. These acquisitions contributed strongly to income.

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

Other Building Products

Fencing & Security had another year of progress in 2005 despite income pressure in Germany arising from fierce competition. Our fencing operations in the Netherlands once again delivered a strong performance despite dull markets. In the U.K., good results were achieved for the second year in succession due to strong government spending and good organizational performance. Arfman, a specialist Dutch supplier and installer of railway and fauna fencing solutions, was acquired in May.

Daylight & Ventilation faced strong German and Dutch competition resulting in lower margins. In Germany, a restructuring program adversely affected income. The Laubeuf group, involved in the engineering, manufacturing and installation of glass roofs in France and Belgium, was acquired in February adding significantly to our market positions.

Europe Distribution

2005 overview

		Analysis of change
€ million	2004	Exchange Translation	2004 Acquisitions	2005 Acquisitions	Organic	2005	Change	% of Group
Revenue	1,904	+2	+186	+70	+31	2,193	+289	15
Operating Income	121	—	+5	—	-3	123	+2	9
Operating Income Margin	6.4%					5.6%

After record 2004 sales and operating income, 2005 was a year of further growth for the Europe Distribution group despite less favorable market conditions, especially in the Dutch and Belgian DIY businesses. 2005 was a very active development year with a total of four acquisitions. Together with 12 greenfield locations, we added 154 new locations to our existing network.

A 47.82% stake in Bauking was acquired in late-December 2005. Bauking is one of the major German builders merchants and DIY operators with 108 branches in the northern part of Germany. Given the timing of acquisition, no sales revenue or income for Bauking was included in our 2005 results.

Builders merchants, Netherlands Although the number of new house completions increased, our Dutch general builders merchant business faced increased competition. Rigorous cost control and synergy effects from 2004 acquisition activity resulted in a solid income increase, despite restructuring costs. Our Dutch roofing business reported a record year both in sales and income, our ironmongery business remained disappointing, but the aluminum business was at a satisfactory level ahead of last year.

Builders merchants, France Our businesses in Ile-de-France had an improved year and the completion of restructuring gives good confidence for future income improvement. Our Doras joint venture made further progress in lackluster markets in the Burgundy and Franche-Comté regions.

Builders merchants, Switzerland Our operations benefited from good market conditions and, helped by the positive impact of internal improvement programs, our business out-performed. This resulted in an excellent year with further progress in sales and income. In 2005, we completed two acquisitions, adding three branches to the existing network.

Builders merchants, Austria Quester, a leading builders merchant with 32 locations, was acquired in October 2005 as a platform for growth in the fragmented Austrian builders merchants market and its post-acquisition performance had only minimal impact in 2005.

DIY stores In a slow-moving Benelux market driven by reduced consumer confidence leading to generally weak retail sales, our DIY business had another satisfactory year in 2005, although income was somewhat below the record 2004. With the opening of four new stores, our network was expanded to 139 stores. Our DIY joint venture in Portugal made a good advance in sales, supported by the opening of five new stores, bringing the total network to 21 stores.

Critical Accounting Policies

The Consolidated Financial Statements are prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. These differences are described and outlined in Note 35 of the Notes to Consolidated Financial Statements.

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

The accounting policies which involve significant estimates, judgments or assumptions, the actual outcome of which could have a material impact on the Group’s results and financial positions, are:

Measurement of environmental liabilities

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The liabilities recorded are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. The environmental liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability, and involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

For further discussion related to environmental matters, see “Item 4—Information on the Company—Environmental Regulations” on page 31.

Legal contingencies

The Group is currently involved in various claims and legal proceedings. On a periodic basis, the status of each significant matter is reviewed by management and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognized for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Taxation—current and deferred

The Group’s income tax charge is based on reported income and expected statutory tax rates, various allowances and reliefs and tax planning opportunities available to the Group in the multiple taxing jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgments and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings addressed in Note 13 of the Notes to Consolidated Financial Statements, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

The Group’s accounting policy for property, plant and equipment is critical because the carrying value of €7,479.5 million at December 31, 2006 represents a significant portion (40.8%) of total assets at that date.

In the application of the Group’s accounting policy, judgment is exercised by management in the determination of residual values and useful lives. Depreciation is calculated to write-off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis. The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date. Impairments of property, plant and equipment are addressed in the section addressing “Impairment of long-lived assets and goodwill” below.

Impairment of long-lived assets and goodwill

The carrying value of long-lived assets (comprising property, plant and equipment and intangible assets other than goodwill) is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable; in the case of goodwill, impairment testing is required on an annual basis or at any time during the year if an indicator of impairment is considered to exist. Under IFRS, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the greater of fair value less costs to sell and value-in-use). Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs which would be incurred in disposal. Value-in-use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit including those anticipated to be realized on its eventual disposal. The impairment process requires management to make significant judgments and estimates regarding the future cash flows expected to be generated by the use of, and if applicable the eventual disposition of, those assets, and regarding other factors to determine the fair value of the assets. The key variables which management must estimate include: sales volumes, prices and growth, production and operating costs, replacement capital expenditure and trade working capital requirements, tax, discount rates, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal strategic planning. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. The term of the discounted cash flow model is a significant factor in determining the fair value of the cash-generating units and is arrived at taking account of the Group’s strong financial position, its established history of earnings growth and cash flow generation, its proven ability to pursue and integrate value-enhancing acquisitions, and the nature of building materials where obsolescence risk is very low.

The assumptions and conditions for determining impairments of property, plant and equipment and goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods. A detailed discussion of the impairment methodology applied by the Group is provided on pages F-44 and F-45.

The following provides sensitivity analysis related to the goodwill impairment exercise conducted in accordance with SFAS 142:

•

Increase in discount rates: All cash-generating units passed the “Step 1” analysis under SFAS 142 (i.e. the comparison of fair value to carrying value) on increasing the discount rate by 0.5 percentage points.

•

Changes required for failure of Step 1: Europe Distribution is the only cash-generating unit where goodwill amounted to more than 10% of the total carrying amount for the Group. A cumulative reduction of €55.5 million in underlying cash flows over the five-year period projected in the Strategic Plan document, or an increase of 1.3 percentage points in the discount rate used, would result in “Step 1” of the impairment test being failed.

Pensions and other post-retirement benefits

The amounts recognized in the Consolidated Financial Statements relating to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labor market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the regions of the world where the benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and post-retirement benefit obligation for 2006 and 2005 are disclosed in Note 27 of Notes to Consolidated Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other post-retirement obligations and expenses in future accounting periods.

The following provides sensitivity analysis on the key assumptions employed in the determination of pension scheme assets and liabilities:

Discount rates: A 25-basis-point decrease in the discount rates applied in the quantification of scheme liabilities, i.e. 4.75% in the Eurozone, 5.00% in Britain & Northern Ireland, 2.75% in Switzerland and 5.75% in the United States as disclosed in Note 27 of Notes to Consolidated Financial Statements, would increase scheme liabilities by €94.6 million and hence increase the net pension deficit before deferred tax disclosed in Note 27 of Notes to Consolidated Financial Statements to €356.0 million.

Long-term rate of return on scheme assets: A 25-basis-point increase in the expected long-term rate of return on scheme assets would increase scheme assets by €4.3 million and hence reduce the pension deficit before deferred tax disclosed in Note 27 of Notes to Consolidated Financial Statements to €257.1 million.

Impact of Inflation

Inflation has not had a material effect on the Group’s consolidated results of operations and financial condition during the three-year period ended December 31, 2006.

Liquidity and Capital Resources

2006 compared with 2005

The comments below refer to the major components of the Group’s cash flows as shown in the Consolidated Statements of Cash Flows on pages F-5 and F-6.

Cash flows from operating activities

The changes in Group operating income are discussed in the review of results by reporting segment above. The increased charges for depreciation and amortization of intangible assets mainly reflect the impact of acquisitions completed in 2005 and 2006.

The timing of acquisitions in 2005, with the bulk of the €1.3 billion spend falling in the second half of that year, gave rise to an additional €40 million financing cost impact in 2006, while financing costs associated with 2006’s €2.1 billion net acquisition outlay added a further €56 million. While the Group’s free cash flow remained strong, sharply higher interest rates on the floating rate element of our underlying net debt resulted in only a modest €3 million reduction in finance costs from ongoing operations. As a result, 2006 net finance costs of €252 million showed a significant increase on 2005 (€159 million).

The following table summarizes the increase during the year in working capital requirements allocated over the components of working capital and reconciling from opening 2006 to closing 2006:

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total

	€m	€m	€m	€m
At January 1, 2006	1,722.6	2,476.4	(2,442.0)	1,757.0
Translation adjustment	(100.7)	(137.9)	125.2	(113.4)
Arising on acquisition	363.0	615.4	(438.3)	540.1
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year	—	—	(97.5)	(97.5)
—paid during the year	—	—	73.5	73.5
Interest accruals	—	4.4	(39.5)	(35.1)
Reclassifications	—	—	3.7	3.7
Increase/(decrease) in working capital	51.5	213.4	(132.9)	132.0

At December 31, 2006	2,036.4	3,171.7	(2,947.8)	2,260.3

As shown in the table above, working capital outflow for the year, based on year-end working capital balances, amounted to €132.0 million. Due to the seasonal nature of CRH’s business, working capital outflows exhibit a high degree of weather dependency and can significantly increase when measured during the peak trading season, generally May to September. The outflow as measured at June 30, 2006 amounted to €501.6 million.

Tax payments in 2006 were higher than in 2005 reflecting both improved Group profitability and the impact of acquisitions.

Interest payments of €252.7 million in 2006 were €68.7 million higher than in 2005 due to higher average gross debt levels and higher average interest rates.

Cash flows from investing activities

The 2006 cash outflow of €2,904.3 million from investing activities (acquisitions, investments and capital projects) includes deferred acquisition consideration paid during 2006 in respect of acquisitions in previous years and excludes deferred consideration relating to 2006 acquisitions payable in future years. This figure also excludes net debt of €239.0 million (2005: €137.6 million) assumed on acquisition.

Capital expenditure of €832.3 million represented 4.4% of Group revenue (2005: 4.5%) and amounted to 1.25 times depreciation (2005: 1.17 times). Of the total capital spend, 46% was invested in Europe with 54% in the Americas.

Total proceeds of €252.4 million from the sale of investments and property, plant and equipment in 2006 includes selective APAC asset disposals, subsequent to the acquisition of APAC by CRH, of approximately U.S.$0.2 billion.

Cash flows from financing activities

Proceeds from share issues reflect the issue of shares under Group share option and share participation schemes (€87.2 million).

Dividends paid increased from €164.2 million to €197.9 million, reflecting the increase in both final 2005 (18.6%) and interim 2006 (20.0%) dividends which were paid during the course of 2006.

Translation adjustment

Exchange rate movements during 2006 decreased the euro amount of net foreign currency debt by €187.7 million principally due to the 12% revaluation of the euro against the U.S. dollar from U.S.$1.1797 at end-2005 to U.S.$1.3170 at end-2006. The favorable translation adjustment in 2005 reflected a 13% devaluation of the euro versus the U.S. dollar from U.S.$1.3621 at end-2004 to U.S.$1.1797 at end-2005.

Year-end net debt

Year-end net debt of €4,492.0 million (2005 : €3,448.3 million) includes €247.9 million (2005 : €271.2 million) in respect of the Group’s proportionate share of net debt in joint venture undertakings, principally Secil in Portugal, Cementbouw in the Netherlands and Bauking in Germany. Following transition to IFRS, net debt comprises amounts included in the Consolidated Balance Sheets for derivative financial instruments in addition to interest-bearing loans and borrowings net of liquid investments and cash and cash equivalents.

Although year-end debt increased by €1,043.7 million, increased total ordinary shareholders’ equity resulted in the ratio of net debt to equity increasing by 7.9 percentage points to 63.6% from 2005. EBITDA interest cover including joint ventures (as defined on page 35) was 9.7 times in 2006 (2005: 12.3 times).

In September 2006, CRH America, Inc. issued U.S.$1.25 billion notes with a coupon of 6% maturing on September 30, 2016 and U.S.$0.5 billion notes with a coupon of 5.625% maturing on September 30, 2011. CRH plc unconditionally guarantees the due and punctual payment of the principal and interest due on the notes.

Cash and cash equivalents

Cash and cash equivalents decreased by €47.0 million to €1,101.6 million at December 31, 2006 from €1,148.6 million at December 31, 2005 with net cash outflows of €81.8 million and a negative foreign exchange translation of €34.5 million only partly offset by the addition of cash and cash equivalents of €69.3 million acquired with acquisitions completed during the year. Currency analysis of the cash and cash equivalents balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2006	483.8	324.0	48.3	104.9	140.6	1,101.6
December 31, 2005	562.5	235.0	86.4	188.8	75.9	1,148.6
December 31, 2004	421.9	284.2	179.9	147.7	38.3	1,072.0

Shareholders’ equity

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased by €867.1 million from €6,194.2 million at December 31, 2005 to €7,061.3 million at year-end 2006. Earnings of €1,252.9 million retained for 2006 (after the add-back of €42.7 million reflecting the share-based payments expense and related deferred tax), combined with proceeds of €111.7 million from share issues (including €24.5 million issued in lieu of dividends) and actuarial gains on defined benefit pension schemes net of deferred tax amounting to €113.7 million, were partially offset by adverse currency translation effects of €371.1 million, consideration for the purchase of Ordinary Shares by the Trustee of the Performance Share Plan of €15.7 million, net losses on cash flow hedges plus deferred tax of €2.0 million and dividends of €222.4 million.

2005 compared with 2004

Cash flows from operating activities

The increased charges for depreciation and amortization of intangible assets mainly reflect the impact of acquisitions completed in 2004 and 2005.

The following table summarizes the increase during the year in working capital requirements allocated over the components of working capital and reconciling from opening 2005 to closing 2005:

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total

	€m	€m	€m	€m
At January 1, 2005	1,308.9	1,973.1	(1,864.1)	1,417.9
Translation adjustment	101.4	145.5	(151.3)	95.6
Arising on acquisition	190.3	247.5	(228.4)	209.4
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year	—	—	(123.2)	(123.2)
—paid during the year	—	—	45.3	45.3
Interest accruals	—	1.2	(20.9)	(19.7)
Reclassifications	—	—	(17.7)	(17.7)
Increase/(decrease) in working capital	122.0	109.1	(81.7)	149.4

At December 31, 2005	1,722.6	2,476.4	(2,442.0)	1,757.0

The working capital outflow for 2005 amounted to €149.4 million. Due to the seasonal nature of CRH’s business, working capital outflows exhibit a high degree of weather dependency and can significantly increase when measured during the peak trading season, generally May to September. The outflow as measured at June 30, 2005 amounted to €388.5 million.

Interest payments in 2005 were €27.5 million higher than in 2004 due to higher average interest rates and higher average gross debt levels.

Tax payments were higher than in 2004 reflecting both improved Group profitability and the expiration in 2005 of certain United States tax incentives. These incentives, introduced in September 2001 to promote capital investment in a weaker United States economy, allowed for accelerated tax depreciation on purchases of plant and equipment favorably impacting tax payments in 2004. The required accounting for deferred tax, however, has ensured that reported annual tax charges have not been distorted by the cash flow benefits of these incentives.

Cash flows from investing activities

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

Capital expenditure of €652.1 million represented 4.5% of Group revenue (2004: 4.3%) and amounted to 1.17 times depreciation (2004: 1.07 times). Higher energy costs, with a resultant improvement in the returns generated on energy-saving investments, led to an increase in such projects across the Group. In addition, we continued to invest in a number of larger development projects particularly in the United States to meet growing customer demand. Of the total capital spend, 48% was invested in Europe with 52% in the Americas.

Cash flows from financing activities

The increase in dividend paid reflects the 17% increase in both final 2004 and interim 2005 dividends which were paid during the course of 2005.

Proceeds from share issues reflect the issue of shares under Group share option and share participation schemes (€39.5 million).

Translation adjustment

Exchange rate movements during 2005 increased the euro amount of net foreign currency debt by €165.0 million principally due to the 13% devaluation of the euro against the U.S. Dollar from 1.3621 at end-2004 to 1.1797 at end-2005. The favorable translation adjustment in 2004 reflected an 8% positive revaluation of the euro versus the U.S. Dollar from 1.2630 at end-2003 to 1.3621 at end-2004.

Year-end net debt

Net debt of €3,448.3 million at December 31, 2005 (2004 : €2,758.1 million) includes €271.2 million (2004 : €257.0 million) in respect of the Group’s proportionate share of net debt in joint ventures, principally Secil in Portugal and Cementbouw in the Netherlands. Following transition to IFRS, net debt comprises amounts included in the Consolidated Balance Sheets for derivative financial instruments in addition to interest-bearing loans and borrowings net of liquid investments and cash and cash equivalents.

Although year-end debt increased by €690.2 million, increased total ordinary shareholders’ equity resulted in the ratio of net debt to equity remaining broadly in line with 2004 at 55.7%. EBITDA interest cover including joint ventures (as defined on page 35) was 12.3 times in 2005 (2004: 11.9 times).

Cash and cash equivalents

Cash and cash equivalents increased to €1,148.6 million at December 31, 2005 from €1,072.0 million at December 31, 2004 primarily as a result of positive foreign exchange translation of €47.5 million and cash acquired with acquisitions during 2005 of €58.0 million partially offset by cash outflows of €28.9 million. Currency analysis of the cash and cash equivalents balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2005	562.5	235.0	86.4	188.8	75.9	1,148.6
December 31, 2004	421.9	284.2	179.9	147.7	38.3	1,072.0

Shareholders’ equity

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1.2 million) increased by €1,250.2 million from €4,944.0 million at December 31, 2004 to €6,194.2 million at year-end 2005. Earnings of €1,024.1 million (after the add-back of €26.2 million reflecting the share-based payments expense and related deferred tax) retained for 2005, combined with proceeds of

€60.3 million (net of expenses) from share issues (including €21.0 million related to shares issued in lieu of dividends), favorable currency translation effects of €413.4 million and net gains on cash flow hedges less deferred tax of €2.0 million, were only partly offset by actuarial losses on defined benefit pension schemes net of deferred tax amounting to €64.4 million and dividends of €185.2 million.

Borrowings and Credit Facilities

The Group finished the year in a very strong financial position with 97% of the Group’s gross debt drawn under committed term facilities, 92% of which mature after more than one year. These committed facilities are mainly with a number of international banks. Commitment fees are paid on the unused portion of the lines of credit, and borrowings under the facilities will be at prevailing money market rates. In addition, at year-end, the Group held €427.4 million of undrawn committed facilities. The maturity schedule is disclosed in Note 22 of Notes to Consolidated Financial Statements.

At December 31, 2006, gross debt (including finance leases) amounted to €5,958.3 million (2005: €5,106.8 million) of which approximately 69% was at fixed interest rates (2005: 65%).

An analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration at December 31, 2006 is as follows:

Payments due by period	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	€m	€m	€m	€m	€m
Gross debt*	628.6	1,417.8	982.7	2,875.4	5,904.5
Finance leases	16.8	23.1	7.2	6.7	53.8
Total gross debt and finance leases	645.4	1,440.9	989.9	2,882.1	5,958.3
Estimated interest payments on contractually-committed debt and finance leases**	329.2	584.6	444.4	709.7	2,067.9
Operating leases	198.8	264.8	161.1	286.2	910.9
Purchase obligations	265.3	91.5	0.5	—	357.3
Deferred acquisition consideration	109.8	67.6	24.5	43.8	245.7

	1,548.5	2,449.4	1,620.4	3,921.8	9,540.1

Gross debt and finance leases at fixed rates	286.8	294.4	680.1	2,848.7	4,110.0
Gross debt and finance leases at floating rates	358.6	1,146.5	309.8	33.4	1,848.3

Total gross debt and finance leases	645.4	1,440.9	989.9	2,882.1	5,958.3

*	Of the €5.9 billion total gross debt, €1.8 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.
**	These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance.

A significant portion of the Group’s debt is provided in the form of revolving facilities; these may be repaid and re-drawn during their period of availability. In the absence of future acquisitions, the Group’s strong cash generation would likely lead to the rapid repayment of revolving facilities (in advance of the actual maturity date of the facility and with a consequent reduction in future interest charges and payments).

Detailed information in relation to the average and effective interest rates applicable to Group debt (distinguishing between fixed rate debt and gross debt including and excluding derivatives) is provided on pages F-57 to F-58 inclusive. In addition, a detailed breakdown of fixed and floating rate debt and derivatives by maturity dates is provided on pages 97 and 98.

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

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5,535.6 million in respect of loans, bank advances, derivative obligations and future lease obligations (2005: €4,587.2 million), €10.7 million in respect of deferred and contingent acquisition consideration (2005: €23.1 million), €204.6 million in respect of letters of credit (2005: €186.4 million) and €14.2 million in respect of other obligations (2005: €14.2 million).

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Working Capital

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2007.

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

Material Commitments for Capital Expenditure

At December 31, 2006, capital expenditure contracted but not provided in the financial statements amounted to €340.1 million and capital expenditure commitments authorized by the Directors but not contracted for amounted to €286.1 million. CRH expects that capital expenditure for the year 2007 will be somewhat higher than the amount spent in 2006, which amounted to €832.3 million. These expenditures will be financed from internal resources and management estimates that 2007 expenditure will be split approximately evenly between Europe and the Americas. The level of capital expenditure is regularly reviewed during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

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

Trend Information—2007

2006 was another year of delivery by CRH both in development, with a record acquisition spend, and operationally, with record organic growth and strong improvements in all key financial performance measures. Cash generation remains robust and with comfortable interest cover the Group can accommodate a higher level of dividend payout while continuing to take advantage of a strong development pipeline. With an ongoing focus on price and cost effectiveness across our operations, further benefits from the record 2006 acquisition spend and a sustained emphasis on development, we expect to achieve further progress in the year ahead.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

Name		Title	Period during which the individual has served in this office (from appointment to April 2007)
D.W. Doyle	(Age 60)	Managing Director—CRH Europe Materials	3 years 3 months
W.P. Egan	(Age 62)	Director (Non-executive)	4 months
N. Hartery	(Age 55)	Director (Non-executive)	2 years 10 months
T.W. Hill	(Age 51)	Chief Executive Officer—Oldcastle Inc.	10 months
J.M. de Jong	(Age 61)	Director (Non-executive)	3 years 3 months
D.M. Kennedy	(Age 68)	Director (Non-executive)—Senior Independent Director	17 years 11 months
M. Lee	(Age 53)	Finance Director	3 years 5 months
K. McGowan	(Age 63)	Chairman Designate (Non-executive)	8 years 6 months
P.J. Molloy	(Age 69)	Chairman (Non-executive)	7 years
T.V. Neill	(Age 61)	Director (Non-executive)	3 years 3 months
D.N. O’Connor	(Age 47)	Director (Non-executive)	10 months
J.M.C. O’Connor	(Age 60)	Director (Non-executive)	2 years 10 months
W.I. O’Mahony	(Age 60)	Chief Executive	7 years 4 months

Mr. P.J. Molloy retires from the Board by rotation and does not seek re-election*. Mr. T.V. Neill and Mr. W.I. O’Mahony retire from the Board by rotation and, being eligible, offer themselves for re-election*.

Mr. D.N. O’Connor was appointed to the Board on June 28, 2006 and Mr. W.P. Egan was appointed to the Board with effect from January 1, 2007. In accordance with the provisions of Article 109, they retire and, being eligible, offer themselves for re-election*.

To comply with the provision of the Combined Code on Corporate Governance (June 2006) that non-executive directors may serve more than nine years, subject to annual re-election, Mr. D.M. Kennedy retires and, being eligible, offers himself for re-election*.

*	At the Annual General Meeting scheduled to take place on May 9, 2007.

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

W.P. Egan

Bill Egan was appointed a CRH Board Director with effect from January 1, 2007. He is founder and general partner of Alta Communications, a venture capital company headquartered in Boston. He is Past President and Chairman of the National Venture Capital Association and is a trustee of the University of Pennsylvania and a member of the board of overseers of the Wharton School of Finance at the University of Pennsylvania. He is a director of Cephalon, Inc., the Irish venture capital company Delta Partners Limited and also serves on the boards of several privately held communications, cable and information technology companies.

N. Hartery CEng, FIEI, MBA

Nicky Hartery became a non-executive Director in June 2004. He is Vice President of Manufacturing, Business Operations and Customer Experience for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States.

T.W. Hill BA, MBA

Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991 and became its Chief Executive Officer in January 2000. He was appointed to his current position with effect from July 2006. A United States citizen, he is responsible for the Group’s materials, products and distribution businesses in the Americas. He was appointed a CRH Board Director in January 2002.

J.M. de Jong

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He also holds a number of other directorships of European companies including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003.

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

K. McGowan

Kieran McGowan became a non-executive Director in 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland, Irish Life & Permanent plc and United Drug plc. He is also Chairman of the Governing Authority of University College Dublin.

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

D.N. O’Connor BComm, FCA

Dan O’Connor became a non-executive Director in June 2006. He was, until March 2006, President and Chief Executive Officer of GE Consumer Finance—Europe and a Senior Vice-President of GE. He is a director of Allied Irish Banks, p.l.c.

J.M.C. O’Connor B.Soc. Sc., M.Soc. Sc., PhD

Joyce O’Connor became a non-executive Director in June 2004. She retired as President of the National College of Ireland in February 2007. She currently chairs the Digital Hub Development Agency, the National Guidance Forum and the Dublin Inner City Partnership. She is a board member of the National Centre for Partnership and Performance, a Council Member of the Dublin Chamber of Commerce and an Eisenhower Fellow.

W.I. O’Mahony BE, BL, MBA, FIEI

Liam O’Mahony joined CRH in 1971. He has held senior management positions including Chief Operating Officer of the United States operations and Managing Director, Republic of Ireland and U.K. Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and became Group Chief Executive in January 2000. He is a director of Smurfit Kappa Group plc and a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board.

Directors’ Compensation

The information on executive and non-executive Directors’ compensation, pension entitlements and options to purchase securities from the registrant or its subsidiaries is set out on pages R-1 to R-11 inclusive which are incorporated by reference in this Item.

Corporate Governance

CRH has primary listings on the Irish and London Stock Exchanges and its ADRs are listed on the New York Stock Exchange (NYSE).

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the main and supporting principles of section 1 of The Combined Code on Corporate Governance (June 2006) published by the Financial Reporting Council in the U.K.

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

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are four executive and nine non-executive Directors. Biographical details are set out on pages 73 and 74. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

Directors are appointed subject to the Memorandum and Articles of Association of the Company.

All of the Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards. The Board has determined that each of the non-executive Directors is independent. In reaching that conclusion, the Board considered the principles relating to independence contained in the Combined Code and the guidance provided by a number of shareholder voting agencies. Those principles and guidance address a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships. However, they also make clear that a Director may be considered independent notwithstanding the presence of one or more of these factors. This reflects the Board’s view that independence is determined by a Director’s character, objectivity and integrity. Where relevant, the Board took account of these factors and in each case was satisfied that the Director’s independence was not compromised.

Chairman

Mr. Pat Molloy, who has been Chairman of the Group since May 2000, will retire at the conclusion of the Annual General Meeting on May 9, 2007. He will be succeeded by Mr. Kieran McGowan, who has been a member of the Board since 1998.

The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. Molloy and Mr. McGowan hold a number of other directorships (see details on pages 73 and 74), the Board considers that these do not interfere with the discharge of their duties to CRH.

Senior Independent Director

The Board has appointed Mr. David Kennedy as the Senior Independent Director. Although Mr. Kennedy has served on the Board for more than nine years, the Board is satisfied that this does not compromise his independence. Mr. Kennedy is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment

The standard terms of the letter of appointment of non-executive Directors are available, on request, from the Company Secretary.

Induction and development

New Directors are provided with extensive briefing materials on the Group and its operations. Directors meet with key executives and, in the course of twice-yearly visits by the Board to Group locations, see the businesses at first hand and meet with local management teams.

Share ownership and dealing

Details of the shares held by Directors are set out on page R-11.

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

Performance appraisal

The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director.

A review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role, and to listen to and respect the views of other Directors and the management team.

Directors’ retirement and re-election

The Board has determined that when a non-executive Director has served on the Board for more than nine years, that Director will be subject to annual re-election. Of the remaining Directors, at least one-third retire at each Annual General Meeting and Directors must submit themselves to shareholders for re-election every three years. Re-appointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal, which is overseen by the Nomination Committee.

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

Meetings

There were eight full meetings of the Board during 2006. Details of Directors’ attendance at those meetings are set out in the table below. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2006, these visits were to Belgium and to North Carolina, New Hampshire and Massachusetts in the United States. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings.

Attendance at Board and Board Committee meetings during the year ended December 31, 2006

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
D.W. Doyle	8	8
N. Hartery	8	7							5	4	9	8
T.W. Hill	8	6
J.M. de Jong	8	8			12	12
D.M. Kennedy	8	8	1	1	8	8	2	2	3	3	5	5
M. Lee	8	8	1	1			3	3
K. McGowan	8	7	1	1	12	12
P.J. Molloy	8	8	1	1			3	3	5	5
T.V. Neill	8	8							5	5	9	9
A. O’Brien***	2	2					1	1	2	2	4	4
D.N. O’Connor*	4	4			4	4
J.M.C. O’Connor	8	8			12	10
W.I. O’Mahony	8	8	1	1			3	3	5	5
J.L. Wittstock**	2	0

Column A—indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B—indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

*	Appointed June 28, 2006
**	Resigned April 26, 2006
***	Retired May 3, 2006

The non-executive Directors met three times during 2006 without executives being present.

Committees

The Board has established five permanent Committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group’s website, www.crh.com. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee is set out on page 77. Attendance at meetings held in 2006 is set out in the table on page 77.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The Audit Committee consists of four non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O’Connor are the Committee’s financial experts. It will be seen from the Directors’ biographical details, appearing on pages 73 and 74, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met twelve times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The external auditors attend as required and have direct access to the Committee Chairman at all times.

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

•

at a meeting in February, the Committee reviews the Company’s preliminary results announcement/Annual Report and accounts. The Committee receives reports at that meeting from the external auditors identifying any accounting or judgmental issues requiring its attention;

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

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment. These include:

•	the quality of reports provided to the Audit Committee and the Board, and the quality of advice given;

•	the level of understanding demonstrated of the Group’s business and industry; and

•	the objectivity of the auditors’ views on the financial controls around the Group and their ability to co-ordinate a global audit, working to tight deadlines.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

•	seeking confirmation that the auditors are, in their professional judgment, independent from the Group;

•	obtaining from the external auditors an account of all relationships between the auditors and the Group;

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

The Group audit engagement partner rotates every five years. Details of the amounts paid to the external auditors during the year for audit and other services are set out in Note 4 of Notes to Consolidated Financial Statements on page F-28.

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

During 2006, the Committee identified, and recommended to the Board, a number of suitable candidates for appointment as non-executive Directors, resulting in the appointment of one Director in June 2006 and another with effect from January 2007. The Committee also reviewed succession planning at senior management level in the four operating Divisions.

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

In 2006, the Committee determined the salaries of the executive Directors and awards under the performance-related incentive plans; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management and oversaw the introduction of the Performance Share Plan approved by shareholders at the Annual General Meeting in May.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in environmental, health, safety and social performance is a daily key priority of line management. Group policies and implementation systems are described in detail in the CSR Report on the Group’s website, www.crh.com. During 2006, CRH was again recognized by several key rating agencies as being among the leaders in its sector in respect of sustainability performance.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees and is supplemented by local codes throughout the Group’s operations. The Code is available on the Group’s website, www.crh.com. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

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

During 2006, an independent survey of major institutional investors was commissioned, the results of which have been reported to the Board. The Board also received reports from management on the issues raised by investors in the course of presentations following the annual and interim results.

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

The Company’s Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. Notice of the Annual General Meeting is sent to shareholders at least 20 working days before the meeting. At the meeting, after each resolution has been dealt with, details are given of the level of proxy votes lodged, the balance for and against that resolution and the number of abstentions. This information is made available on the Company’s website following the meeting.

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

Compliance

As at March 5, 2007 (the date of approval of the IFRS Consolidated Financial Statements), CRH complied with the provisions set out in section 1 of the 2003 Combined Code on Corporate Governance and, where possible, with the amendments to that Code which are effective for accounting periods beginning on or after November 1, 2006. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

A brief description of the significant differences between CRH’s corporate governance practices and those followed by U.S. companies under the New York Stock Exchange’s listing standards is provided on CRH’s website at http://www.crh.com/crhcorp/about/governance. The information found at this website or from links on this website is not incorporated by reference into this document.

Employees

A majority of the Irish employees of the Group and less than 30% of the employees outside the Republic of Ireland are members of unions. No significant work stoppages have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees are satisfactory.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,500 employees of all categories who are shareholders in the Group.

The average number of employees for the past three financial years is as follows:

	2006	2005	2004
Europe Materials	12,221	11,605	11,256
Europe Products	17,705	14,579	13,394
Europe Distribution	8,420	6,497	7,038
Americas Materials	18,856	14,493	13,915
Americas Products	18,867	16,339	15,130
Americas Distribution	3,491	2,953	2,760

	79,560	66,466	63,493

1990 Share Option Schemes

At the Extraordinary General Meeting held on May 9, 1990, the shareholders approved Share Option Schemes for the Republic of Ireland and the United Kingdom of Great Britain and Northern Ireland, following which the share option scheme approved in 1987 was terminated (schemes approved in 1979 and 1973 had previously been terminated).

All share options issued between May 1990 and May 2000 were under the 1990 Share Option Schemes.

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

The 1990 Share Option Schemes expired in May 2000. New share option schemes were approved by shareholders at the Annual General Meeting held on May 3, 2000.

2000 Share Option Schemes

At the Annual General Meeting held on May 3, 2000, Shareholders approved Share Option Schemes replacing the schemes which were approved in May 1990. There are two elements to the Option Scheme, a “basic tier” and a “second tier”.

The basic tier is the standard form of share option. It allows options to be granted up to an aggregate maximum number of options equal to 5% of the issued Ordinary share capital, from time to time. These options become exercisable once EPS growth exceeds growth in the Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of a basic tier option.

Under the second tier, options up to a further 5% of the issued Ordinary share capital, from time to time, may be granted, but may only be exercised if demanding performance targets are met. In effect, second tier options may only be exercised if, over a period of at least five years subsequent to the granting of a second tier option, the growth in EPS exceeds growth in the Consumer Price Index by 10% compounded and places the Company in the top quartile of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable. In light of the introduction of the Performance Share Plan, which was approved by Shareholders on May 3, 2006, the Remuneration Committee has decided that no further second tier options will be granted under the Option Schemes; however, basic tier options will continue to be issued.

Principal features

No option may be granted later than ten years from the date of approval by the shareholders at the Annual General Meeting held on May 3, 2000 (“Adoption Date”).

The Option Schemes will be available to executive Directors and employees of the Company, or of any subsidiary or of any company controlled by CRH, who will be approved by the Board for the purpose of being granted an option.

During the ten-year period, commencing on the Adoption Date, the total number of shares which may be issued in respect of the Option Schemes and any subsequent option schemes, may not exceed 10% in aggregate of the issued Ordinary share capital from time to time.

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

Options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant for the basic tier and five years for the second tier. Benefits under the schemes will not be pensionable. The shares issued under the Option Schemes will rank pari passu in all respects with the Ordinary and Income shares of the Company.

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

788,648 Ordinary Shares have been issued pursuant to the 2000 Savings-Related Share Option Schemes.

Share Participation Schemes

At the Annual General Meeting on May 13, 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At April 26, 2007, 5,694,718 Ordinary Shares had been issued pursuant to the Share Participation Schemes.

Performance Share Plan

Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index. An earnings per share growth underpin of the Irish Consumer Price Index plus 5% per annum is also applied.

The maximum award under the Performance Share Plan is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse if over the three-year period CRH’s TSR is below the median of the peer group/index; 30% of the award vests if CRH’s performance is equal to the median while 100% vests if CRH’s performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis. Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest.

The first awards under the Performance Share Plan were made in June 2006 following approval of the Plan by shareholders. Details of the awards to Directors are provided in the table below. It is intended that future awards will be granted annually in April of each year.

The percentage of share capital which can be issued under the Performance Share Plan complies with institutional guidelines.

Share Ownership by Directors

The following table sets forth certain information regarding the ownership of the Company’s Ordinary Shares at April 26, 2007 and options to subscribe for Ordinary Shares by all Directors as a group:

Identity of Person or Group	Ordinary Shares	% of Class of Ordinary Shares	Share options (i)	Deferred shares (ii)	Awards under the Performance Share Plan (iii)
D.W. Doyle	190,317	0.0350	348,584	—	—
W.P. Egan	10,000	0.0018	—	—	—
N. Hartery	1,000	0.0002	—	—	—
T.W. Hill	78,744	0.0145	467,335	8,625	55,000
J.M. de Jong	3,084	0.0006	—	—	—
D.M. Kennedy	57,388	0.0106	—	—	—
—non beneficial	9,250	0.0017	—	—	—
M. Lee (iv)	226,307	0.0416	404,893	5,846	38,000
K. McGowan	7,915	0.0015	—	—	—
P.J. Molloy	13,347	0.0025	—	—	—
T.V. Neill	65,031	0.0120	—	—	—
D.N. O’Connor	7,278	0.0013	—	—	—
J.M.C. O’Connor	1,000	0.0002	—	—	—
W.I. O’Mahony	744,911	0.1371	1,132,274	13,446	60,000

	1,415,572	0.2606	2,353,086	27,917	153,000

(i)	Additional details regarding the options granted, including exercise price and expiry dates, are found under the heading “Directors’ Interests-Directors’ share options” on pages R-9 to R-11.

(ii)	Deferred shares were granted under the performance-related incentive plan, details of which are set out on page R-2.
(iii)	Share awards are granted in the form of a provisional allocation of shares under the Performance Share Plan, details of the Plan are outlined on pages R-2 and R-3.
(iv)	Includes options granted under the 2000 Savings-Related Share Option Scheme.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation.

As at April 26, 2007, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Asset Management Limited	37,933,084	6.97
The Capital Group Companies, Inc. and its affiliates	26,314,940	4.84
UBS AG	26,380,604	4.85

Bank of Ireland Asset Management Limited and The Capital Group Companies, Inc. and its affiliates state that these shares are not beneficially owned by them.

The major shareholders do not have different voting rights.

The number of shareholders with U.S. addresses (excluding ADS record holders) as at April 26, 2007 was 185 with a shareholding of 1,869,574 shares. For the number of ADS record holders, see Item 9.

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

Significant Changes

CRH has completed acquisitions totaling approximately €373 million from January 1, 2007 to April 26, 2007.

In April 2007, CRH announced the acquisition of a 50% stake in Denizli Cement, an integrated cement and readymixed concrete business in Turkey and the exercise of its option to buy out the remaining 50% stake in Paver Systems, LLC in Florida. The combined cash consideration, including debt assumed, was U.S.$293 million (€225 million).

In April 2007, CRH announced the successful outcome of the interim results of its tender offer for Gétaz Romang which has resulted in CRH controlling 96.79% of the share capital of Gétaz Romang, a major national player in the Swiss builders merchanting sector. The offer, which is subject to certain conditions, values the share capital of Gétaz Romang at CHF 540 million and is expected to be completed on May 18, 2007.

ITEM 9—THE OFFER AND LISTING

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

American Depositary Shares (“ADSs”), each representing one Ordinary Share, are quoted on the New York Stock Exchange (“NYSE”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (the “Depositary”) as Depositary under an Amended and Restated Deposit Agreement dated November 28, 2006. Prior to this date the Depositary was Citibank, N.A. Each ADS represents one Ordinary Share of the Company. The ticker symbol for the ADSs on the NYSE is CRH (prior to March 31, 2006, CRH’s ADSs were quoted on the NASDAQ National Market under the ticker symbol CRHCY).

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported in The NASDAQ National Market monthly statistical reports through March 30, 2006 and as reported on the NYSE composite tape from March 31, 2006 through April 26, 2007.

	euro per Ordinary Share		U.S. dollars per ADS
	High	Low	High	Low
NASDAQ listing period
Calendar Year
2005
First Quarter	22.25	19.59	29.09	26.04
Second Quarter	22.10	18.87	27.05	24.37
Third Quarter	23.69	20.19	29.50	25.33
Fourth Quarter	24.85	20.33	31.11	24.71
2006
First Quarter	29.70	24.75	36.93	29.80

Calendar Year
2002	20.70	11.10	18.18	10.89
2003	17.37	11.00	19.08	11.95
2004	20.05	16.08	26.64	20.01
2005	24.85	18.87	31.11	24.37

NYSE listing period
Calendar Year
2006
Second Quarter	29.98	22.35	38.00	28.87
Third Quarter	28.65	24.35	36.00	31.35
Fourth Quarter	31.82	25.47	45.80	34.02
2007
First Quarter	34.30	29.00	45.74	38.15
Second Quarter (through April 26, 2007)	33.70	31.40	46.29	43.13

Calendar Year
2006	31.82	22.35	45.80	28.87
Month
November 2006	29.61	25.47	39.00	34.75
December 2006	31.82	27.80	45.80	37.47
January 2007	31.89	29.74	42.40	38.15
February 2007	34.43	30.43	45.74	40.08
March 2007	32.50	29.00	43.89	39.22
April 2007 (through April 26, 2007)	33.70	31.40	46.29	43.13

On April 26, 2007, 15,828,777 American Depositary Shares (equivalent to 15,828,777 Ordinary Shares or 2.91% of the total outstanding Ordinary Shares) were outstanding and were held by 76 record holders.

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

Directors are required to submit themselves for re-election every three years in staggered intervals. No person may be appointed a Director of the Company who has attained the age of sixty-five years and a Director shall vacate office at the next Annual General Meeting after they attain the age of sixty-eight years; however, a person may be appointed as a Director after attaining the age of sixty-five years and a Director may continue in office and will not be required to retire upon attaining the age of sixty-eight years if the continuance as a Director is approved by a Resolution of the Directors.

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

Disclosure of Shareholders’ Interests

A shareholder may lose the right to vote by not complying with any statutory notice or notice pursuant to Article 14 of the Articles of Association given by the Company requiring an indication in writing of: (a) the capacity in which the shares are held or any interest therein; (b) the persons who have an interest in the shares and the nature of their interest; or (c) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control the shareholder’s exercise of these rights.

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

Meetings

Shareholder meetings may be convened by majority vote of the Directors. A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 days’ notice in writing must be given, requires the affirmative vote of at least 75 per cent of the votes cast.

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

Material Contracts

The following section contains summaries of all contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group since January 1, 2005 and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement that may be material:

1. Stock Purchase Agreement dated August 19, 2006 between Ashland Inc. and Oldcastle Materials, Inc. under which Oldcastle Materials, Inc. agreed to purchase all the issued and outstanding common stock of Ashland Paving And Construction, Inc. for a purchase price of U.S.$1.3 billion.

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

Republic of Ireland—Corporation Tax

The Company and certain of its subsidiaries are resident for tax purposes in the Republic of Ireland, and are subject to Corporation Tax in the Republic of Ireland on income arising from sources within Ireland.

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

For U.S. federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

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

For foreign tax credit limitation purposes, dividends will be income from sources outside the U.S., and dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, while dividends paid in taxable years beginning after December 31, 2006 will generally be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Capital Gains Tax

A U.S. holder will not be liable for Republic of Ireland tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A U.S. holder will be liable for U.S. federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Capital gains of a non-corporate U.S. holder that are recognized in taxable years beginning before January 1, 2011 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year, and the capital gain or loss in all cases is U.S. source for foreign tax credit limitation purposes.

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

Given its presence in 28 countries worldwide, the principal foreign exchange risk for CRH is translation-related, arising from fluctuations in the euro value of the Group’s net investment in currencies other than the euro. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to partially hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses, which are recognized in the Consolidated Statements of Income. As at December 31, 2006, these exposures were not material.

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

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with the fair value of derivatives used to hedge future energy costs being €4.2 million unfavorable as at the balance sheet date (2005: €1.5 million favorable).

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

Based on the level and composition of year-end 2006 net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future income before tax of €22.3 million per annum (2005: €18.5 million).

The following table shows the Group’s interest rate swaps and debt obligations that are sensitive to changes in interest rates at December 31, 2006 and 2005. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. For cross currency swaps, the table presents the principal amounts to be exchanged on maturity and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in euro, which is the Group’s reporting currency. The actual currencies of the instruments are as indicated.

	As at December 31, 2006
Maturity Before December 31	2007	2008	2009	2010	2011	After 2011	Total	Fair value*
	€ million (except percentages)
Long-Term Debt
Fixed Rate—U.S. $	139.5	137.9	124.5	121.4	533.3	2,762.1	3,818.7	3,933.9
Average Interest Rate	7.9%	7.6%	7.7%	8.1%	6.3%	6.4%	6.6%
Fixed Rate—other	147.3	27.1	5.0	4.3	6.9	44.2	234.8	234.8
Average Interest Rate	2.3%	2.5%	2.6%	3.8%	6.4%	7.7%	3.5%
Variable Rate—U.S. $	60.4	23.9	77.0	10.4	98.7	—	270.4	270.4
Average Interest Rate	5.1%	6.3%	5.7%	7.3%	5.5%	—	5.6%
Variable Rate—Other	298.2	50.8	994.7	85.0	115.7	33.5	1,577.9	1,577.9
Average Interest Rate	4.1%	4.2%	4.5%	3.8%	4.4%	4.1%	4.4%
Interest Rate Swaps
Notional Principal – U.S.$	—	—	—	119.2	455.6	2,028.1	2,602.9	(56.8)
Variable Rate Payable	—	—	—	5.5%	5.4%	5.4%	5.4%
Fixed Rate Receivable	—	—	—	6.7%	5.5%	5.5%	5.6%
Notional Principal—U.S.$	—	132.9	—	—	11.4	—	144.3	0.0
Fixed Rate Payable	—	7.2%	—	—	7.0%	—	7.2%
Fixed Rate Receivable	—	7.2%	—	—	7.3%	—	7.2%
Notional Principal—Euro	16.1	159.2	67.0	13.6	—	—	255.9	(1.8)
Fixed Rate Payable	3.4%	3.2%	3.8%	3.4%	—	—	3.4%
Variable Rate Receivable	3.4%	3.4%	3.6%	3.4%	—	—	3.4%
Notional Principal—GBP	—	22.3	—	—	—	—	22.3	(0.3)
Fixed Rate Payable	—	4.8%	—	—	—	—	4.8%
Variable Rate Receivable	—	5.4%	—	—	—	—	5.4%
Currency Swaps and forward agreements
Principal Payable—Euro	170.0	—	204.0	—	—	—	374.0	372.6
Fixed Rate Payable	3.0%	—	4.0%	—	—	—	3.5%
Principal Payable—Euro	595.0	260.0	110.0	—	—	—	965.0	964.7
Variable Rate Payable	3.8%	3.7%	3.6%	—	—	—	3.7%
Principal Receivable—Euro	(76.9)	(102.2)	(21.5)	—	—	—	(200.6)	(201.4)
Variable Rate Receivable	3.8%	3.9%	4.1%	—	—	—	3.9%
Principal Payable—Swiss Franc	31.7	—	—	—	—	—	31.7	31.5
Fixed Rate Payable	1.4%	—	—	—	—	—	1.4%
Principal Payable—Swiss Franc	228.7	—	—	—	—	—	228.7	228.7
Variable Rate Payable	2.1%	—	—	—	—	—	2.1%
Principal Receivable—GBP	(185.0)	—	—	—	—	—	(185.0)	(185.0)
Variable Rate Receivable	5.3%	—	—	—	—	—	5.3%
Principal Payable—Other	—	52.2	23.4	—	—	—	75.6	77.1
Fixed Rate Payable	—	5.0%	6.8%	—	—	—	5.5%
Principal Payable—Other	115.5	50.4	—	—	—	—	165.9	166.3
Variable Rate Payable	4.7%	4.7%	—	—	—	—	4.7%
Principal Receivable—U.S.$	(854.6)	(239.6)	(301.8)	—	—	—	(1,396.0)	(1,395.8)
Variable Rate Receivable	5.4%	5.4%	5.4%	—	—	—	5.4%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

	As at December 31, 2005
Maturity Before December 31	2006	2007	2008	2009	2010	After 2010	Total	Fair value*
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	111.9	149.1	150.2	136.0	133.8	2,218.4	2,899.4	3,105.9
Average Interest Rate	7.4%	8.0%	7.6%	7.7%	8.1%	6.7%	7.0%
Fixed Rate—Other	62.1	137.5	25.9	8.0	4.1	69.5	307.1	305.6
Average Interest Rate	3.9%	2.6%	4.3%	4.8%	5.1%	8.2%	4.4%
Variable Rate—U.S.$	92.5	10.7	12.4	46.2	9.7	—	171.5	171.5
Average Interest Rate	4.9%	5.9%	5.9%	5.0%	5.9%	6.3%	5.1%
Variable Rate—Other	169.5	32.0	48.3	1,072.5	86.3	66.0	1,474.6	1,474.6
Average Interest Rate	3.2%	3.6%	3.2%	3.4%	2.8%	4.1%	3.4%
Interest Rate Swaps
Notional Principal—U.S.$	—	87.3	—	134.7	133.1	1,967.5	2,322.6	(109.5)
Variable Rate Payable	—	4.1%	—	4.1%	3.9%	4.3%	4.2%
Fixed Rate Receivable	—	6.6%	—	6.9%	6.7%	5.7%	5.8%
Notional Principal—U.S.$	106.0	—	148.3	—	—	12.7	267.0	(0.4)
Fixed Rate Payable	6.2%	—	7.2%	—	—	7.0%	6.8%
Fixed Rate Receivable	7.1%	—	7.2%	—	—	7.3%	7.1%
Notional Principal—Euro	37.8	16.6	114.3	17.7	6.5	—	192.9	0.3
Fixed Rate Payable	3.1%	3.2%	3.0%	3.2%	3.4%	—	3.1%
Variable Rate Receivable	2.6%	3.2%	2.8%	3.1%	3.4%	—	2.8%
Notional Principal—GBP	—	—	21.9	—	—	—	21.9	0.1
Fixed Rate Payable	—	—	4.8%	—	—	—	4.8%
Variable Rate Receivable	—	—	4.6%	—	—	—	4.6%
Currency Swaps and forward agreements
Principal Payable—Euro	200.0	170.0	—	—	—	—	370.0	370.3
Fixed Rate Payable	2.7%	3.0%	—	—	—	—	2.9%
Principal Payable—Euro	341.6	150.0	260.0	110.0	—	—	861.6	861.6
Variable Rate Payable	2.5%	2.6%	2.4%	2.3%	—	—	2.5%
Principal Receivable—Euro	(68.5)	(18.4)	(102.2)	(21.5)	—	—	(210.6)	(212.0)
Variable Rate Receivable	2.8%	3.0%	3.0%	2.8%			2.9%
Principal Payable—Swiss Franc	—	32.8	—	—	—	—	32.8	32.7
Fixed Rate Payable	—	1.4%	—	—	—	—	1.4%
Principal Payable—Swiss Franc	218.7	109.3	—	—	—	—	328.0	328.1
Variable Rate Payable	1.2%	1.2%	—	—	—	—	1.2%
Principal Payable—GBP	(125.5)	—	—	—	—	—	(125.5)	(125.5)
Variable Rate Receivable	4.6%	—	—	—	—	—	4.6%
Principal Payable—Other	19.4	—	51.8	23.4	—	—	94.6	96.4
Fixed Rate Payable	7.0%	—	5.0%	6.8%	—	—	5.8%
Principal Payable—Other	88.8	20.0	50.0	—	—	—	158.8	160.0
Variable Rate Payable	5.4%	4.9%	5.0%	—	—	—	5.2%
Principal Receivable—U.S.$	(700.2)	(486.0)	(267.4)	(115.7)	—	—	(1,569.3)	(1,568.4)
Variable Rate Receivable	4.4%	4.4%	4.4%	4.3%	—	—	4.4%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

The nominal value of fixed rate debt and fixed rate swaps is the outstanding principal values of debt/swaps. The fair value of swaps and fixed rate debt is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt and swaps differ from prevailing rates, fair value will differ from nominal value. The fair value of floating rate instruments approximates nominal value.

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

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15e as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

Management’s Report on Internal Control over Financial Reporting

In accordance with the requirements of section 404 of the Sarbanes-Oxley Act 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Because of its inherent limitations however, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, the effectiveness of an internal control system may change over time.

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2006. These acquisitions, which are listed in Note 33 of Notes to Consolidated Financial Statements, constituted €2,734.3 million and €2,109.0 million of total and net assets, respectively, as of December 31, 2006 and €1,907.0 million and €39.7 million of revenues and net income respectively for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2006, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended December 31, 2006, have also audited management’s assessment and have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on pages 101 and 102.

Changes in Internal Control over Financial Reporting

During 2006, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and shareholders of CRH public limited company:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that CRH public limited company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). CRH public limited company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended December 31, 2006, which are included in the 2006 consolidated financial statements of CRH public limited company and constituted €2,734.3 million and €2,109.0 million of total and net assets, respectively, as of December 31, 2006 and €1,907 million and €39.7 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH public limited company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended December 31, 2006.

In our opinion, management’s assessment that CRH public limited company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CRH public limited company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING—(Continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CRH public limited company as of December 31, 2006 and 2005, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2006, and the financial statement schedule listed in the Index at Item 18, and our report dated April 30, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

April 30, 2007

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. J. M. de Jong and Mr. D. O’Connor are the Audit Committee financial experts as defined for the purposes of the requirements of this Item 16A. Mr. J. M. de Jong and Mr. D. O’Connor have been deemed to be independent according to the requirements of Rule 10A-3.

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. He also holds a number of other directorships of European companies, including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003.

Dan O’Connor became a non-executive Director in June 2006. He was, until March 2006, President and Chief Executive Officer of GE Consumer Finance—Europe and a Senior Vice-President of GE. He is a director of Allied Irish Banks, p.l.c.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of auditors’ fees and services, both audit and non-audit, are set out below.

Auditors’ fees and services	2006	2005
	€m	€m
Audit Fees, including Sarbanes-Oxley attestation	16.8	9.6
Audit-Related Fees (i)	1.2	2.0
Tax Fees	0.4	0.6

	18.4	12.2

(i)	Audit-related fees comprise acquisition-related due diligence amounting to €0.9 million (2005: €1.3 million), advice on IFRS implementation and other advice, including pension audits, amounting to €0.3 million (2005: €0.2 million). 2005 audit-related fees included advice on Sarbanes Oxley implementation of €0.5 million.

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

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Group operates a Performance Share Plan which was approved by shareholders in May 2006. Details of the Plan are set out on pages R-2 and R-3.

Date of purchase	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced Plan	Maximum number of shares that may yet be purchased under the Plan
June 2006	627,750	€24.82	627,750	Not applicable*
April 2007	310,000	€33.55	310,000	Not applicable*

*	No more than 10% of the Company’s issued ordinary share capital may be issued in any ten year period in respect of the Plan and the Company’s share option schemes. A flow rate of 1% per annum, on a cumulative basis, will apply in respect of the Plan and the share option schemes.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association. *

2.1	Amended and Restated Deposit Agreement dated November 28, 2006, between CRH plc and The Bank of New York.

4.1	Loan facility agreement dated September 15, 2004, between CRH plc, Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. **

4.2	Stock Purchase Agreement dated August 19, 2006 between Ashland Inc. and Oldcastle Materials, Inc.

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary, joint venture and associated undertakings.

9.	Consent of Independent Registered Public Accounting Firm.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002. ***

*	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on June 4, 2004.

**	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on June 28, 2005.

***	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ M. LEE
Myles Lee
Finance Director

Dated: April 30, 2007

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007

The Remuneration Committee

The Remuneration Committee of the Board consists of non-executive Directors of the Company. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chairman of the Board and the Chief Executive attend meetings except when their own remuneration is being discussed. The members of the Remuneration Committee are D. M. Kennedy, Chairman, N. Hartery and T.V. Neill.

Remuneration policy

CRH is an international group of companies, with activities in 27 countries. Our policy on Directors’ remuneration is designed to attract and retain Directors of the highest caliber who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

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

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH’s strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors have been basic salary and benefits, a performance-related incentive plan, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,500 employees of all categories who are shareholders in the Group.

Review of compensation arrangements

During 2005, the Remuneration Committee, with the assistance of external advisers, undertook a thorough review of the Group’s compensation arrangements for executive Directors and senior managers, the structure of which had been largely unchanged since the 1990s. The review took account of the global nature of the Group’s business; the success of the Group in continuing its record of performance and growth as a world industry leader; the need to have competitive compensation packages which will attract and retain international managers of the highest caliber; changes in the accounting treatment of long-term incentive schemes and developments in market practice in relation to these schemes.

Arising from this review, the Remuneration Committee agreed changes to the executive Directors’ performance-related incentive plan and concluded that the Group should introduce a Performance Share Plan, which was approved by shareholders at the Annual General Meeting in May 2006. Details of the new performance-related incentive plan and the Performance Share Plan are provided below.

Executive Directors’ Remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

Employment-related benefits relate principally to the use of company cars and medical/life assurance. No fees are payable to executive Directors.

Performance-related incentive plan

Under the provisions of the 2005 performance-related incentive plan, cash bonuses could be paid of up to a maximum of 75% and 90% of basic salary for European and U.S. participants respectively for meeting clearly defined and stretch profit targets and strategic goals. This plan comprised five separate components based on annual and rolling three-year performance targets and all earnings under the plan were paid out when earned.

With effect for 2006 and subsequent years, the performance-related incentive plan is totally based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and 20% for personal and strategic goals. At target performance payout is 80% of basic salary for Europe-based participants and 90% of basic salary for U.S.-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

The three components of the plan are:

(i)	Individual performance.

(ii)	Earnings per share growth targets.

(iii)	Return on net assets targets.

In view of the increased potential awards, the Remuneration Committee has decided that going forward up to one-third of the earned bonus in each year should be receivable in CRH shares and deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that time period.

In addition, the Chief Executive had a special long-term incentive plan incorporating targets set for the two-year period 2005-2006. This has now been amended to apply for the four-year period 2005-2008 as a result of the Chief Executive agreeing, at the request of the Board, to continue in office until 2008. The plan incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Details of the manner in which earnings are provided for under the plan are set out in note 2 to Directors’ remuneration on page R-5.

Performance Share Plan/Share Option Scheme

Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index. An earnings per share growth underpin of the Irish Consumer Price Index plus 5% per annum is also applied.

The maximum award under the Performance Share Plan is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse if over the three-year period CRH’s TSR is below the median of the peer group/index; 30% of the award vests if CRH’s performance is equal to the

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

median while 100% vests if CRH’s performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis. Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest.

The first awards under the Performance Share Plan were made in June 2006 following approval of the Plan by shareholders. Details of the awards to Directors are provided on page R-8. It is intended that future awards will be granted annually in April of each year.

The Remuneration Committee believes that the introduction of the Performance Share Plan, to reflect changing market practices for companies of a similar size and complexity with large operations in Europe and the United States, will ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation.

Under the terms of the share option schemes approved by shareholders on May 3, 2000, two tiers of options have been available subject to different performance conditions as set out below:

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

The percentage of share capital which can be issued under the Performance Share Plan and share option schemes, and individual share option grant limits, comply with institutional guidelines.

Non-executive Directors’ Remuneration

The remuneration of non-executive Directors, including that of the Chairman, is determined by the Board of Directors as a whole. The fees paid to the Chairman and non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of their Board duties. They do not participate in any of the Company’s performance-related incentive plans or share schemes.

Pensions

The Irish-based executive Directors participate in a contributory defined benefit plan based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Mr. Doyle and Mr. Lee to retire at 60 years of age,

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

while Mr. O’Mahony’s pension is fully funded, under arrangements which provided for his retirement on two-thirds salary at completion of five years in the role of Chief Executive at end 2004.

The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at December 7, 2005. As a result of these legislative changes, the Remuneration Committee has decided that Irish-based executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to Group. The three Irish-based executive Directors have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2006 are detailed in note (ii) on page R-7.

Mr. Hill participates in a defined contribution retirement plan in respect of basic salary; he also participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Since 1991, it has been your Board’s policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors’ Service Contracts

No executive Director has a service contract extending beyond twelve months.

Directors’ Remuneration and Interests in Share Capital

Details of Directors’ remuneration charged against income in the year are given on page R-5. Details of individual remuneration and pension benefits for the year ended December 31, 2006 are given on page R-6. Directors’ share options and shareholdings are shown on pages R-9 to R-11 respectively.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

Directors’ remuneration

Notes		2006	2005	2004
		€’000	€’000	€’000
	Executive Directors
	Basic salary	3,306	3,473	3,593
	Performance-related incentive plan
	—cash element	2,669	2,220	2,204
	—deferred shares element	905	—	—
	Retirement benefits expense	497	508	803
	Other remuneration	43	130	46
	Benefits	104	115	95

1		7,524	6,446	6,741
2	Provision for Chief Executive long-term incentive plan	496	462	53

	Total executive Directors’ remuneration	8,020	6,908	6,794

	Average number of executive Directors	4.32	5.00	5.78

	Non-executive Directors
	Fees	455	417	396
	Other remuneration	501	474	447

1	Total non-executive Directors’ remuneration	956	891	843

	Average number of non-executive Directors	7.85	8.34	8.60
3	Payments to former Directors	95	127	249

	Total Directors’ remuneration	9,071	7,926	7,886

Notes to Directors’ remuneration

1.	See analysis of 2006 remuneration by individual on page R-6.

2.	As set out on page R-2, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the four-year period 2005 to 2008, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the four-year period.

3.	Consulting and other fees paid to a number of former Directors.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

Directors’ remuneration (continued)

Individual remuneration for the year ended December 31, 2006

	Basic salary and fees	Cash element (i)	Deferred shares (i)	Retirement benefits expense (ii)	Other remuneration (iii)	Benefits (iv)	Total 2006	Total 2005	Total 2004
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Executive Directors
D.W. Doyle	575	641	—	104	—	24	1,344	1,029	867
B.G. Hill	—	—	—	—	—	—	—	—	764
T.W. Hill	733	638	288	147	—	19	1,825	1,272	1,026
M. Lee	560	430	187	209	—	25	1,411	993	870
W.I. O’Mahony	1,240	960	430	—	—	26	2,656	1,925	2,039
J.L. Wittstock (v)	198	—	—	37	43	10	288	1,227	1,175

	3,306	2,669	905	497	43	104	7,524	6,446	6,741

Non-executive Directors
D. Godson									21
N. Hartery	58	—	—	—	17	—	75	65	30
J.M. de Jong	58	—	—	—	17	—	75	65	57
D.M. Kennedy	58	—	—	—	45	—	103	74	69
H. E. Kilroy	—	—	—	—	—	—	—	—	21
K. McGowan	58	—	—	—	46	—	104	90	83
P.J. Molloy	58	—	—	—	317	—	375	350	320
T.V. Neill	58	—	—	—	17	—	75	65	57
A. O’Brien (vi)	20	—	—	—	16	—	36	90	83
D.N. O’Connor (vii)	29	—	—	—	9	—	38	—	—
J.M.C. O’Connor	58	—	—	—	17	—	75	65	30
W.P. Roef (viii)	—	—	—	—	—	—	—	27	72

	455	—	—	—	501	—	956	891	843

(i)	Performance-related Incentive Plan Under the executive Directors’ incentive plan for 2006, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2006 incentive plan is set out on page R-2 and includes a cash element paid out when earned and an element receivable in CRH shares deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that time period.
(ii)	Retirement benefits expense The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at December 7, 2005. As a result of these legislative changes, the Remuneration Committee has decided that Irish-based executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to the Group. The three Irish-based executive Directors have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2006 the compensation allowances amount to €104,000 for Mr. Doyle; €209,000 for Mr. Lee and €680,000 for Mr. O’Mahony. Mr. O’Mahony has waived his right to equivalent prospective benefit entitlements from his benefit plan arrangements, which were fully funded at end-2004, and as a result no net pension-related expense arises in his respect.
(iii)	Other Remuneration Executive Director: Expatriate and housing allowance for Mr. Wittstock. Non-executive Directors: Includes remuneration for Chairman and for Board Committee work.
(iv)	Benefits These relate principally to the use of company cars and medical/life assurance.
(v)	Mr. J.L. Wittstock resigned on April 26, 2006.
(vi)	Mr. A. O’Brien retired on May 3, 2006.
(vii)	Mr. D.N. O’Connor became a Director on June 28, 2006.
(viii)	Mr. W.P. Roef retired on May 4, 2005.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

Directors’ remuneration (continued)

Individual remuneration for the year ended December 31, 2006 (continued)

Pension entitlements—defined benefit

	Increase in accrued personal pension during 2006 (i)	Transfer value of increase in dependents’ pension (i)	Total accrued personal pension at year-end (ii)
	€’000	€’000	€’000
Executive Directors
D.W. Doyle	—	53	349
M. Lee	—	41	241
W.I. O’Mahony	—	—	770

		Transfer value of increase
		€’000

Non-executive Director
D.M. Kennedy	1	10	21

(i)	As noted on page R-6, the pensions of Mr. Doyle, Mr. Lee and Mr. O’Mahony have been capped in line with the provisions of the Finance Act 2006 and Mr. O’Mahony’s pension arrangements were fully funded as at end-2004. As a result no further personal pension benefit accrues other than in respect of the transfer value of increases in dependents’ pensions in the case of Mr. Doyle and Mr. Lee.

These transfer values have been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2006 in the event of the member leaving service.

(ii)	Accrued pension shown is that which would be paid annually on normal retirement date and is unchanged from year-end 2005.

Pension entitlements—defined contribution

The accumulated liability related to the unfunded Supplemental Executive Retirement Plan for Mr. T.W. Hill and Mr. J.L. Wittstock is as follows:

	As at December 31, 2005	2006 contribution	2006 notional interest (iii)	Translation adjustment	As at December 31, 2006
	€’000	€’000	€’000	€’000	€’000
Executive Directors
T.W. Hill	753	123	46	(86)	836
J.L. Wittstock (iv)	793	32	16	(86)	755

(iii)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the individual accounts each year.
(iv)	Mr. J.L. Wittstock resigned on April 26, 2006. The balance of €755,000 above reflects the accumulated liability as at that date.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

Directors’ remuneration (continued)

Individual remuneration for the year ended December 31, 2006 (continued)

Directors’ awards under the Performance Share Plan (i)

	Number at January 1, 2006	Initial allocation shares during 2006	Market price in euro on award date (ii)	Performance period	Release date	Number at December 31, 2006
Executive Directors
D.W. Doyle	—	—	—	—	—	—
T.W. Hill	—	30,000	24.82	01/01/06-31/12/08	March 2009	30,000
M. Lee	—	20,000	24.82	01/01/06-31/12/08	March 2009	20,000
W.I. O’Mahony	—	60,000	24.82	01/01/06-31/12/08	March 2009	60,000

	—	110,000	24.82			110,000

(i)	Performance Share Plan This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares are scheduled for release in March 2009 to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on pages R-2 and R-3.
(ii)	The Trustees of the CRH plc Employee Benefit Trust purchased Ordinary Shares at €24.82 per share on June 21, 2006 in respect of the above allocation. No dividends are payable on these shares until such time as they are released to plan participants.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

							Weighted- average option price at December 31, 2006	Options exercised in 2006
			December 31, 2005	Granted in 2006	Exercised in 2006	December 31, 2006		Weighted- average exercise price	Weighted- average market price at date of exercise
							€	€	€
D.W. Doyle	(a (b (c (d	) ) ) )	77,943 79,042 185,000 56,000	— — — —	16,467 32,934 — —	61,476 46,108 185,000 56,000	15.48 15.66 15.90 19.28	7.09 7.09	27.90 27.90
	(e	)	1,128	—	1,128	—		10.63	26.74
T.W. Hill	(a	)	54,890	—	54,890	—		18.01	26.95
	(b	)	82,335	—	—	82,335	18.01
	(c (d	) )	230,000 195,000	50,000 —	110,000 —	170,000 195,000	22.07 17.07	16.00	27.11
M. Lee	(a (b (c (d (e	) ) ) ) )	67,899 70,863 175,000 125,000 1,211	— — 30,000 — —	27,445 57,635 10,000 — —	40,454 13,228 195,000 125,000 1,211	17.26 17.26 19.68 16.48 16.09	13.80 10.98 13.15	26.95 26.95 29.31
W.I. O’Mahony	(a (b (c (d	) ) ) )	285,428 323,851 320,000 250,000	— — 200,000 —	82,335 82,335 — —	203,093 241,516 520,000 250,000	14.77 13.07 20.30 18.84	6.53 6.53	28.16 28.16

			2,580,590	280,000	475,169	2,385,421

The	footnotes (a), (b), (c), (d), and (e) appear on pages R-10 and R-11.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

DIRECTORS’ INTERESTS—Directors’ share options (continued)

Options by price			December 31, 2005	Granted in 2006	Exercised in 2006	December 31, 2006	Earliest exercise Date	Expiry date
€
6.5347	(a	)	82,335	—	82,335	—
6.5347	(b	)	82,335	—	82,335	—
7.0899	(a	)	16,467	—	16,467	—
7.0899	(b	)	54,890	—	54,890	—
7.1015	(a	)	27,445	—	—	27,445	March 2007	April 2007
7.1015	(b	)	54,890	—	—	54,890	March 2007	April 2007
12.6416	(a	)	53,792	—	10,978	42,814	March 2007	April 2008
12.6416	(b	)	84,531	—	21,956	62,575	March 2007	April 2008
14.5652	(a	)	30,738	—	16,467	14,271	March 2007	April 2009
14.5652	(b	)	27,994	—	13,723	14,271	March 2007	April 2009
14.6563	(a	)	38,423	—	—	38,423	March 2007	April 2009
14.6563	(b	)	76,846	—	—	76,846	March 2007	April 2009
17.2615	(a	)	182,070	—	—	182,070	March 2007	April 2010
17.2615	(b	)	92,270	—	—	92,270		April 2010
18.0084	(a	)	54,890	—	54,890	—
18.0084	(b	)	82,335	—	—	82,335		April 2010
18.28	(c	)	235,000	—	60,000	175,000	March 2007	April 2011
18.28	(d	)	251,000	—	—	251,000		April 2011
19.68	(c	)	195,000	—	—	195,000	March 2007	April 2012
19.68	(d	)	215,000	—	—	215,000		April 2012
13.15	(c	)	180,000	—	10,000	170,000	March 2007	April 2013
13.15	(d	)	40,000	—	—	40,000		April 2013
13.26	(c	)	50,000	—	50,000	—	March 2007	April 2013
13.26	(d	)	50,000	—	—	50,000		April 2013
16.71	(c	)	130,000	—	—	130,000	April 2007	April 2014
16.71	(d	)	35,000	—	—	35,000		April 2014
16.73	(c	)	35,000	—	—	35,000	April 2007	April 2014
16.73	(d	)	35,000	—	—	35,000		April 2014
20.79	(c	)	50,000	—	—	50,000		April 2015
20.91	(c	)	35,000	—	—	35,000		April 2015
29.00	(c	)	—	80,000	—	80,000		April 2016
24.83	(c	)	—	200,000	—	200,000		June 2016
16.09	(e	)	1,211	—	—	1,211	June 2007	November 2007
10.63	(e	)	1,128	—	1,128	—

			2,580,590	280,000	475,169	2,385,421

No options lapsed during the year.

The market price of the Company’s shares at December 31, 2006 was €31.54 and the range during 2006 was €22.65 to €31.82.

Mr. J.L. Wittstock resigned from the Board on April 26, 2006. His options have, therefore, been omitted from the table above.

(a)	Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 5, 2007—(Continued)

(c)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.
(d)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.
(e)	Granted under the 2000 savings-related share option scheme.

Directors’ interests in share capital at December 31, 2006

The interests of the Directors and Secretary in the shares of the Company as at December 31, 2006, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

See Item 6—Directors, Senior Management and Employees on page 85 for details of options and Ordinary Shares held by Directors of CRH at April 26, 2007.

Ordinary Shares	December 31, 2006		December 31, 2005
Directors
D.W. Doyle	190,317		183,649
N. Hartery	1,000		1,000
T.W. Hill	78,744	*	72,183	*
J.M. de Jong	3,084		3,049
D.M. Kennedy	57,388		55,925
—Non-beneficial	9,250		9,250
M. Lee	225,904		205,428
K. McGowan	7,915		7,822
P.J. Molloy	13,347		13,191
T.V. Neill	59,031		51,031
D.N. O’Connor	7,278		—	**
J.M.C. O’Connor	1,000		1,000
W.I. O’Mahony	662,173		497,004

Secretary
A. Malone	28,463		27,654

	1,344,894		1,128,186

There were no transactions in the above Directors’ and Secretary’s interests between December 31, 2006 and March 5, 2007. Mr. W.P. Egan became a Director on January 1, 2007 and his holding at that date is set out below. There were no transactions between January 1 and March 5, 2007.

January 1, 2007
W.P. Egan	10,000	***

*	Mr. T.W. Hill’s shareholding as at December 31, 2006 and December 31, 2005 includes 21,726 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company
**	Mr. D.N. O’Connor’s holding at the date of his appointment was 7,253 shares.
***	Mr. Egan’s shareholding as at January 1, 2007 includes 5,000 shares which are held in the form of ADRs.

CRH plc AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CRH public limited company:

We have audited the accompanying consolidated balance sheets of CRH public limited company as of December 31, 2006 and 2005, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at December 31, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from United States generally accepted accounting principles (see Note 35 of Notes to Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As disclosed in Note 36 of Notes to Consolidated Financial Statements, certain prior year supplemental guarantor information has been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CRH public limited company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

April 30, 2007

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31
	Notes	2006		2005		2004
		€m		€m		€m
Continuing operations
Revenue	1	18,737.4		14,449.3		12,754.5
Cost of sales		(13,123.8)		(9,901.7)		(8,717.4)

Gross profit		5,613.6		4,547.6		4,037.1
Operating costs	3	(3,846.8)		(3,155.3)		(2,816.9)

Group operating income	1, 4, 5	1,766.8		1,392.3		1,220.2
Gain on sale of investments and property, plant and equipment	1	40.5		19.8		10.8

Income before finance costs	1	1,807.3		1,412.1		1,231.0
Finance costs	8	(407.3)		(297.4)		(264.3)
Finance revenue	8	155.2		138.3		117.9
Group share of associates’ income after tax	9	47.2		25.9		19.4

Income before tax		1,602.4		1,278.9		1,104.0
Income tax expense	10	(378.2)		(272.6)		(232.2)

Group income for the financial year*		1,224.2		1,006.3		871.8

Income attributable to:
Equity holders of the Company		1,210.2		997.9		866.1
Minority interest	31	14.0		8.4		5.7

Group income for the financial year		1,224.2		1,006.3		871.8

Basic earnings per Ordinary Share	12	224.3	c	186.7	c	163.6	c

Diluted earnings per Ordinary Share	12	222.4	c	185.2	c	162.7	c

*	A summary of the significant adjustments to net income (Group income for the financial year) which would be required if U.S. generally accepted accounting principles (“U.S. GAAP”) had been applied instead of International Financial Reporting Standards is given in Note 35.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

		Year ended December 31
	Notes	2006	2005	2004
		€m	€m	€m
Items of income and expense recognized directly within equity:
Currency translation effects	30	(371.1)	413.4	(179.9)
Actuarial gain/(loss) on Group defined benefit pension obligations	27	155.1	(86.1)	(119.2)
Movement in deferred tax asset on Group defined benefit pension obligations	10	(41.4)	21.7	31.3
Movement in deferred tax asset on share-based payments	10	26.7	12.3	—
(Losses)/gains relating to cash flow hedges	30	(2.4)	2.7	(0.3)
Movement in deferred tax liability on cash flow hedges	10	0.4	(0.7)	—

Net (expense)/income recognized directly within equity		(232.7)	363.3	(268.1)
Group income for the financial year		1,224.2	1,006.3	871.8

Total recognized income and expense for the financial year		991.5	1,369.6	603.7

Attributable to:
Equity holders of the Company		978.8	1,360.4	599.8
Minority interest		12.7	9.2	3.9

Total recognized income and expense for the financial year		991.5	1,369.6	603.7

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

		December 31
	Notes	2006	2005
		€m	€m
ASSETS
Non-current assets
Property, plant and equipment	13	7,479.5	6,823.5
Intangible assets	14	2,966.0	2,252.5
Investments in associates	15	554.3	527.6
Other financial assets	15	96.5	106.9
Derivative financial instruments	23	74.0	154.8
Deferred income tax assets	26	489.2	466.5

Total non-current assets		11,659.5	10,331.8

Current assets
Inventories	17	2,036.4	1,722.6
Accounts receivable and prepayments	18	3,171.7	2,476.4
Derivative financial instruments	23	5.3	30.7
Liquid investments	21	370.5	342.5
Cash and cash equivalents	21	1,101.6	1,148.6

Total current assets		6,685.5	5,720.8

Total assets		18,345.0	16,052.6

EQUITY
Share capital	29	185.7	183.5
Additional paid-in capital	30	2,317.8	2,208.3
Treasury shares	29	(14.4)	—
Other reserves	30	52.1	37.4
Foreign currency translation reserve	30	(137.6)	233.5
Accumulated income	30	4,658.9	3,532.7

Shareholders’ equity attributable to the Company’s equity holders *		7,062.5	6,195.4
Minority interest	31	41.8	38.3

Total equity		7,104.3	6,233.7

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	22	5,312.9	4,524.5
Derivative financial instruments	23	47.0	13.5
Deferred income tax liabilities	26	1,301.2	1,184.5
Accounts payable and accrued liabilities	19	159.4	187.6
Retirement benefit obligations	27	261.4	450.5
Provisions for liabilities	25	320.0	223.0
Capital grants	28	10.4	12.1

Total non-current liabilities		7,412.3	6,595.7

Current liabilities
Accounts payable and accrued liabilities	19	2,788.4	2,254.4
Current income tax liabilities		215.7	271.5
Interest-bearing loans and borrowings	22	645.4	582.3
Derivative financial instruments	23	38.1	4.6
Provisions for liabilities	25	140.8	110.4

Total current liabilities		3,828.4	3,223.2

Total liabilities		11,240.7	9,818.9

Total equity and liabilities		18,345.0	16,052.6

*	A summary of the significant adjustments to shareholders’ equity which would be required if U.S. generally accepted accounting principles (“U.S. GAAP”) had been applied instead of International Financial Reporting Standards is given in Note 35.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
	Notes	2006	2005	2004
		€m	€m	€m
Cash flows from operating activities
Income before tax		1,602.4	1,278.9	1,104.0
Finance costs (net)		252.1	159.1	146.4
Group share of associates’ income after tax		(47.2)	(25.9)	(19.4)
Gain on sale of investments and property, plant and equipment		(40.5)	(19.8)	(10.8)

Group operating income		1,766.8	1,392.3	1,220.2
Depreciation charge	4	663.7	555.8	515.9
Share-based payments expense	7	16.0	13.9	9.7
Amortization of intangible assets	14	25.3	9.1	4.1
Net movement on provisions		11.5	11.8	(12.0)
Increase in working capital	20	(132.0)	(149.4)	(78.6)
Amortization of capital grants	28	(2.0)	(2.0)	(2.2)
Other non-cash movements		8.4	2.9	(10.3)

Cash generated from operations		2,357.7	1,834.4	1,646.8
Interest paid (including finance leases)		(252.7)	(184.0)	(156.5)
Income taxes paid:
Irish corporation tax		(20.0)	(13.3)	(17.1)
Overseas corporation tax		(357.7)	(246.2)	(188.1)

Net cash inflow from operating activities		1,727.3	1,390.9	1,285.1

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	16	252.4	102.8	102.3
Interest received		46.0	43.4	22.6
Capital grants received	28	0.4	1.5	0.2
Dividends received from associates		21.8	14.2	8.0

		320.6	161.9	133.1

Outflows
Purchase of property, plant and equipment	13	(832.3)	(652.1)	(550.7)
Repayment of capital grants	28	—	—	(0.5)
Acquisition of subsidiaries and joint ventures	33	(1,978.4)	(808.3)	(711.4)
Investments in and advances to associates	15	(7.4)	(298.9)	(6.0)
Advances to joint ventures and purchase of trade investments	15	(12.7)	(7.7)	(5.0)
Deferred and contingent acquisition consideration paid	20	(73.5)	(45.3)	(57.3)

		(2,904.3)	(1,812.3)	(1,330.9)

Net cash outflow from investing activities		(2,583.7)	(1,650.4)	(1,197.8)

The Consolidated Statements of Cash Flows are continued overleaf. Cash flows from financing activities, the net decrease/increase in cash and cash equivalents and the reconciliation of opening to closing cash and cash equivalents are set out on page F-6.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

		Year ended December 31
	Notes	2006	2005	2004
		€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	30	87.2	39.5	36.6
Shares issued to minority interests	31	3.1	0.3	—
Increase in interest-bearing loans and borrowings		1,708.5	796.8	584.2
Increase in finance lease liabilities		3.4	6.5	56.2

		1,802.2	843.1	677.0

Outflows
Expenses paid in respect of share issues	30	—	(0.2)	(0.3)
Ordinary Shares purchased under Performance Share Plan	29	(15.7)	—	—
Increase in liquid investments	24	(34.1)	(15.0)	(25.2)
Repayment of interest-bearing loans and borrowings		(656.0)	(250.0)	(477.8)
Repayment of finance lease liabilities		(12.9)	(12.9)	(24.4)
Net cash movement in derivative financial instruments	24	(29.8)	(102.8)	(62.2)
Dividends paid to equity holders of the Company	11	(197.9)	(164.2)	(119.6)
Dividends paid to minority interests	11, 31	(11.9)	(9.4)	(2.6)

		(958.3)	(554.5)	(712.1)

Net cash inflow/(outflow) from financing activities		843.9	288.6	(35.1)

(Decrease)/increase in cash and cash equivalents		(12.5)	29.1	52.2

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	24	1,148.6	1,072.0	1,040.9
Translation adjustment	24	(34.5)	47.5	(20.1)
(Decrease)/increase in cash and cash equivalents		(12.5)	29.1	52.2
Joint venture becoming an associate		—	—	(1.0)

Cash and cash equivalents at December 31	24	1,101.6	1,148.6	1,072.0

A reconciliation of cash and cash equivalents to net debt is presented in Note 24.

A summary of the significant differences between the cash flow presented above and that required under U.S. GAAP is given in Note 35.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The consolidated financial statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB) and International Accounting Standards and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorized by the IASB and remain in effect.

IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the consolidated financial statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union

Basis of preparation

The consolidated financial statements, which are presented in euro millions to one decimal place, have been prepared under the historical cost convention and the measurement at fair value of share-based payments and certain financial assets and liabilities including derivative financial instruments. The carrying values of recognized assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The accounting policies set out below have been applied consistently by all the Group’s subsidiaries, joint ventures and associates to all periods presented in these consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. In addition, it requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, property, plant and equipment, intangible assets, goodwill impairment and deferred tax and are documented in the relevant accounting policies below. The financial year-ends of the Group’s subsidiaries, joint ventures and associates are co-terminous.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group adopted the following standards and interpretations during the financial year: IFRS 6 Exploration for and Evaluation of Mineral Resources; Amendment to IAS 39 Cash Flow Hedge Accounting of Forecast Intragroup Transactions; Amendment to IAS 39 The Fair Value Option; Amendment to IAS 39 Transition and Initial Recognition of Financial Assets and Financial Liabilities; Amendment to IAS 39 and IFRS 4 Financial Guarantee Contracts; IFRIC Interpretation 4 Determining whether an Arrangement Contains a Lease; and IFRIC Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. None of the above standards or interpretations has had, or is expected to have, a material impact on the Consolidated Financial Statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS and IFRIC Interpretations which are not yet effective

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

•	IFRS 7 Financial Instruments: Disclosures (effective date: financial year beginning January 1, 2007);

•	IFRS 8 Operating Segments (effective date: financial periods beginning on or after January 1, 2009);

•	Amendment to IAS 1 Capital Disclosures (effective date: financial year beginning January 1, 2007);

•	IFRIC Interpretation 8 Scope of IFRS 2 (effective date: financial year beginning January 1, 2007);

•	IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective date: financial year beginning January 1, 2007);

•	IFRIC Interpretation 10 Interim Financial Reporting and Impairment (effective date: financial year beginning January 1, 2007);

•	IFRIC Interpretation 11 Group and Treasury Share Transactions (effective date: financial year beginning January 1, 2008); and

•	IFRIC Interpretation 12 Service Concession Arrangements (effective date: financial year beginning January 1, 2008).

The standards and interpretations addressed above will be applied for the purposes of the Group financial statements with effect from the dates listed.

Whilst the application of IFRS 7 and IFRS 8 will result in amendments to the financial instruments and segment information notes accompanying the Group financial statements, these amendments will not be of a recognition and measurement nature given the disclosure focus of both IFRSs.

The application of IFRIC Interpretation 11 to the treasury shares held on foot of the Performance Share Plan will not result in any change in accounting in the Group financial statements given that the related share awards are currently regarded as equity-settled under IFRS 2 Share-based Payment. The Amendment to IAS 1 and IFRIC Interpretations 8, 9, 10 and 12 are not applicable in the context of the Group’s activities.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all subsidiaries, joint ventures and associates, drawn up to December 31 each year.

Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint ventures

In line with IAS 31 Interests in Joint Ventures, the Group’s share of results and net assets of joint ventures (jointly controlled entities), which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalized and derecognized when joint control ceases. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Loans to joint ventures are classified as loans and receivables within financial assets and are recorded at amortized cost.

Associates

Entities other than subsidiaries and joint ventures in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise significant influence, are accounted for as associates using the equity method and are included in the consolidated financial statements from the date on which significant influence is deemed to arise until the date on which such influence ceases to exist. If the Group’s share of losses exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Equity method

Under the equity method, which is used in respect of accounting for the Group’s investments in associates, the Consolidated Statements of Income reflect the Group’s share of income after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheets at cost adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. Where indicators of impairment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount.

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

Revenue recognition

Revenue represents the value of goods and services supplied to external customers and excludes intercompany sales, trade discounts and value added tax/sales tax. Other than in the case of long-term contracts, revenue is recognized to the extent that it is subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer. Revenue on long-term contracts is recognized in accordance with the percentage-of-completion method with the

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

completion percentage being computed on an input cost basis. No revenue is recognized if there is uncertainty at the outset of the transaction regarding recovery of the consideration due, associated costs or the possible return of goods.

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

Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments. Based on the Group’s internal organizational and management structure and its system of internal financial reporting, segmentation by business is regarded as being the predominant source and nature of the risks and returns facing the Group and is thus the primary segment under IAS 14 Segment Reporting. Geographical segmentation is therefore the secondary segment.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Statements of Income with the exception of differences on foreign currency borrowings; to the extent that such borrowings are used to provide a hedge against foreign equity investments, the translation differences are taken directly to equity together with the translation differences on the carrying amount of the related investments. Translation differences applicable to foreign currency borrowings are taken directly to equity until disposal of the net investment, at which time they are recycled through the Consolidated Statements of Income.

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

On disposal of a foreign operation, accumulated currency translation differences are recognized in the Consolidated Statements of Income as part of the overall gain or loss on disposal; the cumulative currency

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

translation differences arising prior to January 1 2004 (the transition date to IFRS) have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to that date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

Translation differences arising after January 1, 2004 are presented as a separate component of equity in the foreign currency translation reserve in the Consolidated Balance Sheets.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2006	2005	2004	2006	2005	2004
U.S. Dollar	1.2556	1.2438	1.2439	1.3170	1.1797	1.3621
Pound Sterling	0.6817	0.6838	0.6787	0.6715	0.6853	0.7051
Polish Zloty	3.8959	4.0224	4.5268	3.8310	3.8600	4.0845
Swiss Franc	1.5729	1.5483	1.5438	1.6069	1.5551	1.5429
Canadian Dollar	1.4237	1.5082	1.6167	1.5281	1.3725	1.6416
Argentine Peso	3.8623	3.6356	3.6572	4.0373	3.5868	4.0488
Israeli Shekel	5.5928	5.5781	5.5723	5.5623	5.4503	5.8641

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

The liabilities and costs associated with the Group’s defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the Consolidated Statements of Income on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the Consolidated Statements of Income. The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities on the face of the Consolidated Balance Sheets. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

assets or liabilities, as appropriate. The Group has elected to avail of the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures to recognize post transition date actuarial gains and losses immediately in the Statement of Recognized Income and Expense.

In relation to the Group’s defined benefit pension schemes, a full actuarial valuation is undertaken on an annual basis where local requirements mandate that this be done and at triennial intervals at a maximum in all other cases.

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

Share-based payments

The Group operates both share option schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors’ Remuneration on pages R-2 and R-3.

Share options

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

The share options granted by the Company are not subject to market-based vesting conditions as defined in IFRS 2 Share-based Payment. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized equates to the number of equity instruments that actually vest. The expense in the Consolidated Statements of Income in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. The cumulative charge to the Consolidated Statements of Income is reversed only where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The proceeds received net of any directly attributable transaction costs are credited to additional paid-in capital (nominal value) and share premium when the options are exercised.

The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after November 7 2002. In accordance with the standard, the disclosure requirements of IFRS 2 have been applied in relation to all outstanding share-based payments regardless of their grant date.

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

Awards under the Performance Share Plan

The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique. The Performance Share Plan contains inter alia a TSR-based (and hence market-based) vesting condition, and accordingly, the fair value assigned to the related equity instruments on initial application of IFRS 2 is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings noted below, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

Depreciation and depletion

Depreciation is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings:	The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% per annum (“p.a.”).

Plant and machinery:	These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport:	On average, transport equipment is depreciated at 20% p.a.

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

Impairment of property, plant and equipment

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

Borrowing costs

Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalized in the financial period in which they are incurred.

Mineral reserves

The provisions of EITF 04-3 Mining Assets: Impairment and Business Combinations and EITF 04-6 Accounting for Stripping Costs Incurred during Productions in the Mining Industry have been consistently applied in the preparation of the Group’s financial information under IFRS and U.S. GAAP.

Business combinations

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries, joint ventures and associates by the Group.

The Group elected to avail of the exemption under IFRS 1 First-time Adoption of International Financial Reporting Standards whereby business combinations prior to the transition date (January 1, 2004) were not restated. IFRS 3 Business Combinations was therefore applied with effect from the transition date and goodwill amortization ceased as at that date.

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

Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date if the adjustment is probable and can be reliably measured. Contingent consideration is included in the acquisition balance sheet on a discounted basis.

The assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction.

When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date.

The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized; goodwill is not allocated to the minority interest. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognized.

On transition to IFRS, the deemed cost of goodwill in the Consolidated Balance Sheets at January 1, 2004 equated to the net book value recorded under Irish GAAP. In line with the provisions applicable to a first-time adopter under IFRS 3, goodwill amortization ceased with effect from the transition date.

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

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary, net of any impairments, is included in the determination of the net profit or loss on disposal/termination.

To the extent that the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are revisited and the cost is reassessed and any remaining balance is recognized immediately in the Consolidated Statements of Income.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating units that are anticipated to benefit from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these units are not larger than the primary and secondary reporting segments determined in accordance with IAS 14 Segment Reporting. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Impairment losses arising in respect of goodwill are not reversed once recognized.

When an operation within a cash-generating unit is disposed of, any goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible assets (other than goodwill) arising on business combinations

An intangible asset, which is an identifiable non-monetary asset without physical substance, is capitalized separately from goodwill as part of a business combination to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (i.e. capable of being divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the Group or from other rights and obligations.

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

Investments

All investments are initially recognized at the fair value of the consideration given net of any acquisition charges arising.

Where investments are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Where it is impracticable to determine fair value in accordance with IAS 39, unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheets.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, and hire purchase contracts are capitalized in the Consolidated Balance Sheets and are depreciated over their useful lives with any impairment being recognized in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases and hire purchase contracts are included in liabilities in the Consolidated Balance Sheets and analyzed between current and non-current amounts. The interest elements of the rental obligations are charged to the Consolidated Statements of Income over the periods of the relevant agreements and represent a constant proportion of the balance of capital repayments outstanding in line with the effective interest methodology.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Statements of Income on a straight-line basis over the lease term.

Inventories and construction contracts

Inventories are stated at the lower of cost and net realizable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity and excludes borrowing costs. Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Amounts recoverable on construction contracts, which are included in accounts receivable, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provision for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Statements of Income on identification.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorized as cash equivalents, the related

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

balances have a maturity of three months or less from the date of acquisition. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheets. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly these investments are treated as financial assets and are categorized as either “fair value through profit and loss” or “loans and receivables”.

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

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the Consolidated Statements of Income. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account current interest and currency rates and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

Hedging

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognized asset or liability) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognized asset or liability, a firm commitment or a highly probable forecast transaction).

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

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized as a separate component of equity with the ineffective portion being reported in the Consolidated Statements of Income. The associated gains or losses that had previously been recognized in equity are transferred to the Consolidated Statements of Income contemporaneously with the materialization of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognized immediately in the Consolidated Statements of Income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized as a separate component of equity remains in equity until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss recognized in equity is transferred to the Consolidated Statements of Income in the period.

Hedges of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, hedge accounting is not applied and any gain or loss accruing on the hedging instrument is recognized in the Consolidated Statements of Income.

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

Subsequent to initial recognition, current and non-current interest—bearing loans and borrowings are measured at amortized cost employing the effective interest yield methodology. The computation of amortized cost includes any issue costs and any discount or premium materializing on settlement. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Gains and losses are recognized in the Consolidated Statements of Income through amortization on the basis of the period of the loans and borrowings and/or on impairment and derecognition of the associated loans and borrowings. Borrowing costs arising on financial instruments are recognized as an expense in the period in which they are incurred.

Provisions for liabilities

A provision is recognized on a discounted basis when the Group has a present obligation (either legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognized as a separate asset when it is virtually certain that the reimbursement will arise. Provisions are not recognized in respect of future operating losses.

Provisions arising on business combination activity are accordingly recognized only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition.

Tax (current and deferred)

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years.

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

Deferred tax liabilities are recognized for all taxable temporary differences (i.e. differences that will result in taxable amounts in future periods when the carrying amount of the asset or liability is recovered or settled) with the exception of the following:

•

where the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

•

where, in respect of taxable temporary differences associated with investments in subsidiaries and joint ventures, the timing of the reversal of the temporary difference is subject to control by the Group and it is probable that reversal will not materialize in the foreseeable future.

Deferred tax assets are recognized in respect of all deductible temporary differences (i.e. differences that give rise to amounts which are deductible in determining taxable profits in future periods when the carrying amount of the asset or liability is recovered or settled), carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable income will be available against which to offset these items. The following exceptions apply in this instance:

•

where the deferred tax asset arises from the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•

where, in respect of deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, a deferred tax asset is recognized only if it is probable that the deductible temporary difference will reverse in the foreseeable future and that sufficient taxable income will be available against which the temporary difference can be utilized.

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilized.

Where items are accounted for directly through equity (for example, in the context of certain derivative financial instruments and actuarial gains and losses on defined benefit pension schemes and share-based payments), the related income tax is charged or credited to equity. In all other circumstances, income tax is recognized in the Consolidated Statements of Income.

Capital grants

Capital grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is treated as a deferred credit and is released to the Consolidated Statements of Income over the expected useful life of the relevant asset through equal annual installments.

Share capital

Treasury shares

Ordinary Shares purchased by the Company under the terms of the Performance Share Plan are accounted for as treasury shares and recorded as a deduction from equity on the face of the Consolidated Balance Sheets.

Dividends

Dividends on Ordinary Shares are recognized as a liability in the Group’s financial statements in the period in which they are declared by the Company.

Emission rights

Emission rights are accounted for such that a liability is recognized only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilization of emission credits respectively are accordingly netted against one another in the preparation of the consolidated financial statements.

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

NOTE 1— SEGMENT INFORMATION

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

Intersegment revenue is not material.

	Continuing operations—year ended December 31
	Materials			Products			Distribution			Total Products & Distribution			Total Group
Consolidated Statements of Income	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment revenue
Europe	2,966.9	2,646.2	2,306.8	3,185.8	2,533.4	2,245.0	2,786.0	2,192.9	1,904.1	5,971.8	4,726.3	4,149.1	8,938.7	7,372.5	6,455.9
Americas	4,778.3	3,164.7	2,823.2	3,572.7	2,755.9	2,461.6	1,447.7	1,156.2	1,013.8	5,020.4	3,912.1	3,475.4	9,798.7	7,076.8	6,298.6

	7,745.2	5,810.9	5,130.0	6,758.5	5,289.3	4,706.6	4,233.7	3,349.1	2,917.9	10,992.2	8,638.4	7,624.5	18,737.4	14,449.3	12,754.5

Segment revenue includes €3,065.2 million (2005: €2,014.0 million 2004: €1,755.3 million) in respect of revenue applicable to construction contracts.

Group operating income (i)

Europe	420.9	377.0	320.2	221.1	175.6	190.7	172.0	123.4	121.4	393.1	299.0	312.1	814.0	676.0	632.3
Americas	475.1	328.2	273.9	374.5	307.6	250.7	103.2	80.5	63.3	477.7	388.1	314.0	952.8	716.3	587.9

	896.0	705.2	594.1	595.6	483.2	441.4	275.2	203.9	184.7	870.8	687.1	626.1	1,766.8	1,392.3	1,220.2

Gain/(loss) on sale of investments, property, plant and equipment

Europe	28.3	8.8	0.2	2.5	1.8	0.8	3.9	(0.8)	(2.2)	6.4	1.0	(1.4)	34.7	9.8	(1.2)
Americas	1.5	9.7	5.7	2.9	(0.1)	4.8	1.4	0.4	1.5	4.3	0.3	6.3	5.8	10.0	12.0

	29.8	18.5	5.9	5.4	1.7	5.6	5.3	(0.4)	(0.7)	10.7	1.3	4.9	40.5	19.8	10.8

Segment result (income before finance costs) (i)

Europe	449.2	385.8	320.4	223.6	177.4	191.5	175.9	122.6	119.2	399.5	300.0	310.7	848.7	685.8	631.1
Americas	476.6	337.9	279.6	377.4	307.5	255.5	104.6	80.9	64.8	482.0	388.4	320.3	958.6	726.3	599.9

	925.8	723.7	600.0	601.0	484.9	447.0	280.5	203.5	184.0	881.5	688.4	631.0	1,807.3	1,412.1	1,231.0

Finance costs													(407.3)	(297.4)	(264.3)
Finance revenue													155.2	138.3	117.9
Group share of associates’ income after tax (note 9)													47.2	25.9	19.4

Income before tax													1,602.4	1,278.9	1,104.0
Income tax expense													(378.2)	(272.6)	(232.2)

Group income for the financial year													1,224.2	1,006.3	871.8

(i)	Operating income for Europe Products includes a goodwill impairment loss of €50.0 million relating to the Cementbouw bv joint venture (see note 14). In addition, operating income for Europe Products includes €18.9 million of the €37.7 million gain arising on deconsolidation of certain pension schemes in the Netherlands (see note 27). The remaining €18.8 million of this deconsolidation gain has been included in the operating income for Europe Distribution. All of the above figures refer to 2006 only.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1— SEGMENT INFORMATION (continued)

	Continuing operations—as at December 31
	Materials		Products		Distribution		Total Products & Distribution		Total Group
Consolidated Balance Sheets	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment assets (i)
Europe	2,981.7	2,768.1	3,141.7	2,689.0	1,375.5	1,332.1	4,517.2	4,021.1	7,498.9	6,789.2
Americas	5,067.1	3,806.4	2,511.4	2,187.0	576.2	492.4	3,087.6	2,679.4	8,154.7	6,485.8

	8,048.8	6,574.5	5,653.1	4,876.0	1,951.7	1,824.5	7,604.8	6,700.5	15,653.6	13,275.0

Reconciliation to total assets as reported in the Consolidated Balance Sheets
Investments in associates									554.3	527.6
Other financial assets									96.5	106.9
Derivative financial instruments (current and non-current)									79.3	185.5
Deferred income tax assets									489.2	466.5
Liquid investments									370.5	342.5
Cash and cash equivalents									1,101.6	1,148.6

Total assets as reported in the Consolidated Balance Sheets									18,345.0	16,052.6

Segment liabilities (i)
Europe	752.0	748.5	877.2	791.8	336.6	343.5	1,213.8	1,135.3	1,965.8	1,883.8
Americas	900.9	630.6	642.8	527.1	160.5	184.4	803.3	711.5	1,704.2	1,342.1

	1,652.9	1,379.1	1,520.0	1,318.9	497.1	527.9	2,017.1	1,846.8	3,670.0	3,225.9

Reconciliation to total liabilities as reported in the Consolidated Balance Sheets
Interest-bearing loans and borrowings (current and non-current)									5,958.3	5,106.8
Derivative financial instruments (current and non-current)									85.1	18.1
Income tax liabilities (current and deferred)									1,516.9	1,456.0
Capital grants									10.4	12.1

Total liabilities as reported in the Consolidated Balance Sheets									11,240.7	9,818.9

(i)	Segment assets and liabilities are analyzed by reference to the geographical area in which the assets and liabilities are located.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1— SEGMENT INFORMATION (continued)

Other segment information	Continuing operations—year ended December 31
	Materials			Products			Distribution			Total Products & Distribution			Total Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Capital expenditure
Europe	213.0	156.8	123.1	122.7	113.2	104.7	46.4	40.2	43.7	169.1	153.4	148.4	382.1	310.2	271.5
Americas	288.7	176.7	144.0	141.9	145.5	120.8	19.6	19.7	14.4	161.5	165.2	135.2	450.2	341.9	279.2

	501.7	333.5	267.1	264.6	258.7	225.5	66.0	59.9	58.1	330.6	318.6	283.6	832.3	652.1	550.7

Depreciation
Europe	143.1	129.0	125.5	134.1	126.8	114.1	37.1	31.6	30.0	171.2	158.4	144.1	314.3	287.4	269.6
Americas	219.9	164.8	151.3	116.3	93.4	86.1	13.2	10.2	8.9	129.5	103.6	95.0	349.4	268.4	246.3

	363.0	293.8	276.8	250.4	220.2	200.2	50.3	41.8	38.9	300.7	262.0	239.1	663.7	555.8	515.9

Amortization of intangible assets
Europe	0.3	—	—	5.8	1.5	0.3	0.5	0.4	0.3	6.3	1.9	0.6	6.6	1.9	0.6
Americas	0.1	—	—	14.9	5.8	2.8	3.7	1.4	0.7	18.6	7.2	3.5	18.7	7.2	3.5

	0.4	—	—	20.7	7.3	3.1	4.2	1.8	1.0	24.9	9.1	4.1	25.3	9.1	4.1

Geographical analysis

The following is a geographical analysis of the segmental data presented above with Ireland (including Northern Ireland) and the Benelux (which comprises Belgium, the Netherlands and Luxembourg) separately analyzed on the basis of the aggregation thresholds contained in IAS 14:

	Continuing operations—year ended December 31
	Ireland			Benelux			Rest of Europe			Americas			Total Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Consolidated Statements of Income
Segment revenue	1,250.9	1,164.1	1,056.2	2,628.4	2,468.6	2,166.8	5,057.7	3,733.8	3,221.8	9,800.4	7,082.8	6,309.7	18,737.4	14,449.3	12,754.5

Group operating income	157.4	148.4	142.7	218.4	186.2	195.1	437.5	340.6	293.4	953.5	717.1	589.0	1,766.8	1,392.3	1,220.2
Gain/(loss) on sale*	23.2	8.1	0.6	3.3	0.4	0.6	8.2	1.3	(2.4)	5.8	10.0	12.0	40.5	19.8	10.8

Segment result**	180.6	156.5	143.3	221.7	186.6	195.7	445.7	341.9	291.0	959.3	727.1	601.0	1,807.3	1,412.1	1,231.0

* Gain/(loss) on sale of investments, property, plant and equipment ** income before finance costs

	As at December 31
	Ireland			Benelux			Rest of Europe			Americas			Total Group
	2006	2005		2006	2005		2006	2005		2006	2005		2006	2005
	€m	€m		€m	€m		€m	€m		€m	€m		€m	€m
Consolidated Balance Sheets
Segment assets	829.9	741.7		2,100.8	2,029.0		4,562.4	4,018.9		8,160.5	6,485.4		15,653.6	13,275.0

Segment liabilities	288.7	313.8		484.8	469.3		1,194.1	1,100.7		1,702.4	1,342.1		3,670.0	3,225.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1— SEGMENT INFORMATION (continued)

	Other segment information—year ended December 31
	Ireland			Benelux			Rest of Europe			Americas			Total Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Capital expenditure	78.2	55.9	48.4	79.4	72.3	72.8	224.5	182.1	150.3	450.2	341.8	279.2	832.3	652.1	550.7

Depreciation	51.6	44.5	44.0	80.9	78.9	75.4	181.8	164.0	150.2	349.4	268.4	246.3	663.7	555.8	515.9

Amortization of intangible assets	0.2	—	—	1.6	1.2	0.1	4.8	0.7	0.5	18.7	7.2	3.5	25.3	9.1	4.1

NOTE 2—PROPORTIONATE CONSOLIDATION OF JOINT VENTURES

Impact on Consolidated Statements of Income

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Group share of:
Revenue	900.9	617.8	474.4
Cost of sales	(628.0)	(392.8)	(301.9)

Gross profit	272.9	225.0	172.5
Operating costs	(179.9)	(143.6)	(110.1)
Impairment of Cementbouw bv goodwill (note 14)	(50.0)	—	—

Operating income	43.0	81.4	62.4
Gain on sale of investments and property, plant and equipment	4.7	0.8	1.5

Income before finance costs	47.7	82.2	63.9
Finance costs (net)	(16.4)	(13.6)	(11.7)

Income before tax	31.3	68.6	52.2
Income tax expense	(18.2)	(18.9)	(11.7)

Group income for the financial year	13.1	49.7	40.5

Depreciation	36.9	30.6	21.5

Impact on Consolidated Balance Sheets

	December 31
	2006	2005
	€m	€m
Group share of:
Non-current assets	806.0	826.3
Current assets	289.0	311.4

Total assets	1,095.0	1,137.7

Total equity	553.1	535.6

Non-current liabilities	273.2	380.6
Current liabilities	268.7	221.5

Total liabilities	541.9	602.1

Total equity and liabilities	1,095.0	1,137.7

Net debt included above (see impact on Consolidated Statements of Cash Flows below for analysis)	(247.9)	(271.2)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—PROPORTIONATE CONSOLIDATION OF JOINT VENTURES (continued)

Impact on Consolidated Statements of Cash Flows

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Group share of:
Net cash inflow from operating activities	86.7	77.0	63.5
Net cash outflow from investing activities	(74.5)	(127.6)	(20.5)
Net cash (outflow) /inflow from financing activities	(34.2)	62.2	(15.5)

Net (decrease)/increase in cash and cash equivalents	(22.0)	11.6	27.5
Cash and cash equivalents at January 1	73.5	61.3	35.0
Translation adjustment	(0.2)	0.6	(0.2)
Joint venture becoming an associate	—	—	(1.0)

Cash and cash equivalents at December 31	51.3	73.5	61.3

Reconciliation of cash and cash equivalents to net debt
Cash and cash equivalents as above	51.3	73.5	61.3
Derivative financial instruments (current and non-current)	0.7	—	—
Interest-bearing loans and borrowings (current and non-current)	(299.9)	(344.7)	(318.3)

Net debt at December 31	(247.9)	(271.2)	(257.0)

The Group’s share of net debt in joint ventures is non-recourse to the Group.

NOTE 3—OPERATING COSTS

	2006	2005	2004
	€m	€m	€m
		(i)	(i)
Selling and distribution costs	2,495.6	1,969.6	1,728.8
Administrative expenses	1,267.3	1,173.5	1,086.8
Other operating expenses	95.8	23.1	17.6
Other operating income	(11.9)	(10.9)	(16.3)

Total	3,846.8	3,155.3	2,816.9

(i)	Certain prior years amounts have been re-classified to conform to current year presentation.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—OPERATING COSTS (continued)

Other operating expenses and income comprise the following charges/(credits):

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Other operating expenses
Share-based payments expense (note 7)	16.0	13.9	9.7
Amortization of intangible assets (note 14)	25.3	9.1	4.1
Goodwill impairment loss (note 14)	50.0	—	—
Mark-to-market of undesignated derivative financial instruments:
—energy hedges	4.5	—	3.7
—forward foreign currency contracts	—	0.1	0.1

Total	95.8	23.1	17.6

Other operating income
Excess of fair value of identifiable net assets over consideration paid (note 33)	(6.8)	(4.3)	(10.9)
Mark-to-market of undesignated derivative financial instruments:
—energy hedges	(1.1)	(1.1)	(0.2)
—forward foreign currency contracts	(0.2)	(0.1)	(0.4)
Income from financial assets	(1.8)	(3.4)	(2.6)
Capital grants released (note 28)	(2.0)	(2.0)	(2.2)

Total	(11.9)	(10.9)	(16.3)

NOTE 4—GROUP OPERATING INCOME

Group operating income has been arrived at after charging/(crediting) the following amounts (including the Group’s proportionate share of amounts in joint ventures):

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Depreciation
—included in cost of sales	413.5	329.7	305.2
—included in operating costs	250.2	226.1	210.7

Total	663.7	555.8	515.9

Foreign exchange gains and losses (net)
—included in cost of sales	0.7	0.1	0.4
—included in operating costs	(0.2)	(0.5)	0.4

Total	0.5	(0.4)	0.8

Operating lease rentals
—hire of plant and machinery	82.1	49.6	48.9
—land and buildings	98.4	79.3	73.1
—other operating leases	40.1	35.8	21.1

Total	220.6	164.7	143.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—GROUP OPERATING INCOME (continued)

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Auditors’ remuneration (included in administrative expenses)
Audit fees, including Sarbanes-Oxley attestation	16.8	9.1	6.6
Non-audit services comprising the following:
—Sarbanes-Oxley Section 404 preparatory work	—	0.5	0.2
—taxation advice and compliance	0.4	0.6	0.9
—acquisition-related financial due diligence (i)	0.6	0.1	0.1
—other advice	0.3	0.2	0.4

(i)	In addition to the due diligence fees expensed in the Consolidated Statements of Income, further due diligence fees of €0.3 million (2005: €0.7 million; 2004 €1.4 million) paid to the auditors have been included in the fair value of purchase consideration of business combinations for the respective periods.

NOTE 5—DIRECTORS’ EMOLUMENTS AND INTERESTS

Directors’ emoluments and interests (which are included in administrative expenses in Note 3 above) are given in the Report on Directors’ Remuneration on pages R-1 to R-11 inclusive of this Annual Report.

NOTE 6—EMPLOYMENT

The average number of employees (including CRH’s proportionate share of employees in joint ventures) is as follows:

Year ended December 31, 2006	Materials	Products	Distribution	Total Products & Distribution	Total Group
Europe	12,221	17,705	8,420	26,125	38,346
Americas	18,856	18,867	3,491	22,358	41,214

Total	31,077	36,572	11,911	48,483	79,560

Year ended December 31, 2005
Europe	11,605	14,579	6,497	21,076	32,681
Americas	14,493	16,339	2,953	19,292	33,785

Total	26,098	30,918	9,450	40,368	66,466

Year ended December 31, 2004
Europe	11,256	13,394	7,038	20,432	31,688
Americas	13,915	15,130	2,760	17,890	31,805

Total	25,171	28,524	9,798	38,322	63,493

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—EMPLOYMENT (continued)

Employment costs charged in the Consolidated Statements of Income (including the Group’s proportionate share of joint ventures’ costs) are analyzed as follows:

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Wages and salaries	2,688.7	2,222.9	2,055.6
Social welfare costs	336.8	278.5	233.8
Other employment-related costs	348.9	262.1	250.4
Expensing of employee share options (note 7)	16.0	13.9	9.7
Total pension costs (note 27)	139.6	163.2	124.5

Total	3,530.0	2,940.6	2,674.0

Total charge analyzed between:
Cost of sales	1,657.6	1,383.3	1,203.3
Operating costs	1,884.5	1,562.7	1,479.2
Finance costs (net)—defined benefit pension schemes (note 8)	(12.1)	(5.4)	(8.5)

Total	3,530.0	2,940.6	2,674.0

NOTE 7—SHARE-BASED PAYMENTS	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Share option expense	14.7	13.9	9.7
Performance Share Plan expense	1.3	—	—

	16.0	13.9	9.7

€1.1 million (2005: €0.9 million, 2004: €0.7 million) of the total expense reported in the Consolidated Statements of Income relates to the Directors.

Share Option Schemes

The Group operates share option schemes, which were approved by shareholders in May 2000 (replacing the schemes which were approved in May 1990), and savings-related share option schemes, also approved by shareholders in May 2000. The general terms and conditions applicable to the share options granted by CRH under these schemes are set out in the Report on Directors’ Remuneration on page R-2.

The Group’s employee share options are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The IFRS requires that a recognized valuation methodology be employed to determine the fair value of share options granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense of €14.7 million (2005: €13.9 million, 2004: €9.7 million) reported in the Consolidated Statements of Income has been arrived at through applying the trinomial model, which is a lattice option-pricing model.

Impact on Consolidated Statements of Income

The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after November 7, 2002. As options to acquire Ordinary Shares in the Company are traditionally granted in April of each year, the expense disclosed in the Consolidated Statements of Income relates to options granted in April 2003 and in the subsequent periods.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

The total share option expense is analyzed as follows:

	Grant price	Duration of vesting period	Number of options	Weighted average fair value	Expense in Consolidated Statements of Income
					2006	2005	2004
					€m	€m	€m
Granted in 2003
Share option schemes	€13.15 /€13.26 /Stg£9.06	3 and 5 years	4,303,500	€3.63	1.6	4.5	4.5
Savings-related share option schemes	€10.63 / Stg£7.18	3 and 5 years	773,380	€3.73	0.2	0.8	0.8

Granted in 2004
Share option schemes	€16.71 /€16.73 /Stg£11.13	3 and 5 years	4,486,240	€4.37	4.6	5.5	4.1
Savings-related share option schemes	€14.45 / Stg£9.66	3 and 5 years	225,336	€4.67	0.2	0.3	0.3

Granted in 2005
Share option schemes	€20.79 /€20.91 /Stg£14.37	3 years	2,429,950	€4.32	3.4	2.6	—
Savings-related share option schemes	€17.99 / Stg£12.38	3 and 5 years	174,984	€5.41	0.2	0.2	—

Granted in 2006
Share option schemes	€29.00 /€24.83 /Stg£19.99	3 years	2,604,243	€6.39	4.0	—	—
Savings-related share option schemes	€23.16 / Stg£15.68	3 and 5 years	350,140	€7.12	0.5	—	—

					14.7	13.9	9.7

Details of options granted under the share option schemes

A summary of activity under the Company’s share option schemes in the three years ended December 31, 2006, 2005 and 2004 together with the weighted average exercise price of the share options is as follows:

	Weighted average exercise price	Number of options 2006	Weighted average exercise price	Number of options 2005	Weighted average exercise price	Number of options 2004
Share options
Outstanding at beginning of year	€16.75 / Stg£11.32	26,434,144	€16.11 /Stg£10.11	26,687,557	€15.51 /Stg£10.11	25,099,317
Granted (a)	€28.68 /Stg£19.99	2,618,400	€20.85 /Stg£14.37	2,484,300	€16.72 /Stg£11.13	4,750,100
Exercised	€15.28 /Stg£10.35	(4,886,939)	€13.51 / Stg£8.25	(2,246,031)	€11.18 /Stg£10.20	(2,591,355)
Lapsed	€18.00 / Stg£13.93	(380,237)	€17.11 /Stg£11.24	(491,682)	€17.22 /Stg£11.23	(570,505)

Outstanding at end of year	€18.33 / Stg£13.85	23,785,368	€16.75 /Stg£11.32	26,434,144	€16.11 /Stg£10.11	26,687,557

Exercisable at end of year	€ 16.02/ Stg£11.16	7,270,476	€14.41 / Stg£9.31	5,614,157	€13.92 / Stg£8.74	7,418,969

(a)	Pursuant to the 2000 share option schemes, employees were granted options over 2,618,400 (2005: 2,484,300, 2004; 4,750,100) of the Company’s Ordinary Shares on April 10, 2006 (2,418,400) and June 21, 2006 (200,000) respectively. These options may be exercised after the expiration of three years (five years in respect of options over 2,306,750 shares granted in 2004) from the dates of grant of those options, subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

Analysis of share options—outstanding at end of year

	Exercise prices		December 31, 2006		December 31, 2005
			Number of options	Actual remaining life	Number of options	Actual remaining life
Options by exercise price
€ options	€6.53		—	—	307,714	0.3
	€7.09		39,192	0.3	148,973	1.3
	€7.10		258,532	0.3	410,616	1.3
	€12.64		549,639	1.3	878,537	2.3
	€14.57		319,714	2.3	543,256	3.3
	€14.66		571,149	2.3	875,772	3.3
	€17.26		1,810,775	3.3	2,222,394	4.3
	€18.01		1,621,136	3.3	2,178,620	4.3
	€18.28		2,561,178	4.3	3,429,399	5.3
	€19.68		3,139,102	5.3	3,896,179	6.3
	€13.15		1,793,707	6.3	2,297,968	7.3
	€13.26		1,577,980	6.3	1,983,500	7.3
	€16.71		2,517,799	7.3	2,600,199	8.3
	€16.73		1,910,500	7.3	1,986,000	8.3
	€20.79		1,292,640	8.3	1,320,990	9.3
	€20.91		1,095,000	8.3	1,121,000	9.3
	€24.83		200,000	9.5	—	—
	€29.00		2,370,711	9.3	—	—
Stg£ options	Stg	£5.33	—	—	16,467	0.3
	Stg	£8.22	975	1.3	1,825	2.3
	Stg	£10.99	18,497	3.3	40,105	4.3
	Stg	£11.16	20,426	4.3	54,601	5.3
	Stg	£12.04	22,880	5.3	53,546	6.3
	Stg	£9.06	6,853	6.3	12,732	7.3
	Stg	£11.13	14,441	7.3	14,441	8.3
	Stg	£14.37	39,010	8.3	39,310	9.3
	Stg	£19.99	33,532	9.3	—	—

Total outstanding as at December 31			23,785,368		26,434,144

Analysis of share options—exercisable at end of year

Options by exercise price
€ options	€6.53		—	—	307,714	0.3
	€7.09		39,192	0.3	148,973	1.3
	€7.10		258,532	0.3	410,616	1.3
	€12.64		549,639	1.3	878,537	2.3
	€14.57		319,714	2.3	543,256	3.3
	€14.66		571,149	2.3	875,772	3.3
	€17.26		776,045	3.3	1,123,991	4.3
	€18.01		764,307	3.3	1,266,901	4.3
	€18.28		1,184,178	4.3	—	—
	€19.68		1,283,502	5.3	—	—
	€13.15		785,607	6.3	—	—
	€13.26		668,980	6.3	—	—
Stg£ options	Stg	£5.33	—	—	16,467	0.3
	Stg	£8.22	975	1.3	1,825	2.3
	Stg	£10.99	18,497	3.3	40,105	4.3
	Stg	£11.16	20,426	4.3	—	—
	Stg	£12.04	22,880	5.3	—	—
	Stg	£9.06	6,853	6.3	—	—

Total exercisable as at December 31			7,270,476		5,614,157

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

The weighted average fair values assigned to options granted under the Company’s 2000 share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	5-year	3-year	5-year
	€	€	Stg£*	Stg£*
Granted during 2006 (amounts in €)	6.39	n/a	6.49	n/a
Granted during 2005 (amounts in €)	4.32	n/a	4.31	n/a
Granted during 2004 (amounts in €)	4.04	4.73	4.03	n/a

*	€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2006		2005		2004
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (amounts in €)	28.68	n/a	20.85	n/a	16.72	16.72
Risk-free interest rate (%)	3.64/3.77	n/a	3.03	n/a	3.30	3.66
Expected dividend payments over the expected life (€ cent)	324.62	n/a	260.74	n/a	222.50	365.20
Expected volatility (%)	23.2/22.4	n/a	23.3	n/a	27.4	28.2
Expected life in years	5	n/a	5	n/a	5	7

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

No modifications were effected to the share option schemes during the course of 2006, 2005 or 2004.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

Details of options granted under the savings-related share option schemes

Saving-related share options	Weighted average exercise price		Number of options 2006	Weighted average exercise price		Number of options 2005	Weighted average exercise price		Number of options 2004
Outstanding at beginning of year	€12.71 /Stg	£8.76	1,434,061	€12.20 /Stg	£8.30	1,503,969	€12.20 /Stg	£8.03	1,423,112
Granted (a)	€23.16 /Stg	£15.68	358,986	€17.99 /Stg	£12.38	201,077	€14.45 /Stg	£9.66	266,680
Exercised	€12.40 / Stg	£7.62	(450,229)	€14.57 / Stg	£9.07	(181,944)	€15.39 /Stg	£8.71	(71,008)
Lapsed	€14.35 /Stg	£10.41	(79,196)	€12.16 / Stg	£9.43	(89,041)	€13.71 /Stg	£8.44	(114,815)

Outstanding at end of year	€15.85 /Stg	£10.97	1,263,622	€12.71 / Stg	£8.76	1,434,061	€12.20 /Stg	£8.30	1,503,969

Exercisable at end of year	€15.39 / Stg	£7.18	1,948	Stg	£8.79	55,011	n/a		—

(a)	Pursuant to the savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 358,986 of the Company’s Ordinary Shares on April 7, 2006, (2005: 201,077 share options on April 1, 2005; 2004: 266,680 share options on April 2, 2004). This figure comprises options over 202,624 (2005: 113,330; 2004: 159,636) shares and 156,362 (2005: 87,747; 2004: 107,044) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable, and are not subject to specified EPS growth targets being achieved. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

Analysis of savings-related share options—outstanding at end of year

			December 31, 2006		December 31, 2005
	Exercise prices		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
Options by exercise price
€ options	€15.39		871	0.1	82,286	0.9
	€16.09		19,782	0.9	20,508	1.9
	€10.63		200,447	1.9	336,165	2.2
	€14.45		61,952	1.8	65,151	2.9
	€17.99		50,573	3.0	56,028	4.0
	€23.16		139,361	3.9	—	—
Stg£ options	Stg	£8.77	—	—	54,409	0.4
	Stg	£10.08	56,166	0.9	59,096	1.9
	Stg	£7.18	239,310	1.9	455,912	2.0
	Stg	£9.66	160,229	1.7	169,451	2.7
	Stg	£12.38	124,152	2.7	135,055	3.7
	Stg	£15.68	210,779	3.7	—	—

Total outstanding as at December 31			1,263,622		1,434,061

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

As at December 31, 2006, 1,948 (2005: 55,011; 2004: nil) options were exercisable under the savings-related share option schemes.

The weighted average fair values assigned to options issued under the savings-related share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	5-year	3-year	5-year
	€	€	Stg£*	Stg£*
Granted during 2006 (amounts in €)	6.54	7.88	6.54	7.88
Granted during 2005 (amounts in €)	5.08	5.83	5.08	5.83
Granted during 2004 (amounts in €)	4.32	5.19	4.32	5.19

*	€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2006		2005		2004
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (amounts in €)	23.16	23.16	17.99	17.99	14.45	14.45
Risk-free interest rate (%)	3.43	3.64	2.67	3.03	2.70	3.30
Expected dividend payments over the expected life (€ cent)	162.94	324.62	134.29	260.74	114.59	222.50
Expected volatility (%)	20.8	23.2	23.4	23.3	26.1	27.4
Expected life in years	3	5	3	5	3	5

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

The terms of the options issued under the savings-related share option schemes do not contain any market conditions within the meaning of IFRS 2.

No modifications were effected to the savings-related share option schemes during the course of 2006, 2005 or 2004.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006. The general terms and conditions applicable to shares awarded by CRH under this Plan are set out in the Report on Directors’ Remuneration on pages R-2 to R-3.

Shares awarded under the Group’s Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The IFRS requires that a recognized valuation methodology be employed to

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

determine the fair value of shares awarded and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense of €1.3 million (2005 and 2004: nil) reported in the Consolidated Statements of Income has been arrived at through applying a Monte Carlo simulation technique to model the combination of market and non-market based performance conditions in the Plan.

Impact on Consolidated Statements of Income

The first award of shares under the Plan was in June 2006 when a total of 627,750 shares were awarded.

The total expense is analyzed as follows :

	Share price at date of award	Period to earliest release date	Number of shares	Fair value	Expensed in Consolidated Statements of Income
Granted in 2006					2006	2005	2004
					€m	€m	€m
Performance Share Plan	€24.82	3 years	627,750	€12.11	1.3	—	—

The fair value of the shares awarded were determined using a Monte Carlo simulation technique taking account of peer group total shareholder return volatilities and correlations, together with the following assumptions:

Risk-free interest rate (%)	3.77	n/a	n/a
Expected volatility (%)	20.0	n/a	n/a

The expected volatility was determined using an historical sample of 37 month-end CRH share prices.

Impact on Consolidated Balance Sheets

In accordance with the terms of the Performance Share Plan, following the award of 627,750 shares in June 2006, the same number of Ordinary Shares was purchased by the Trustees of the Plan at a total cost of €15.7 million. These shares are accounted for as treasury shares in the Consolidated Balance Sheets (see note 29), and are stated net of the IFRS 2 expense of €1.3 million charged in the Consolidated Statements of Income.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—FINANCE COSTS AND FINANCE REVENUE

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Finance costs
Interest payable on bank loans and overdrafts repayable wholly within five years:
—by installments	17.7	9.5	9.6
—not by installments	154.4	93.3	71.7
Interest payable under finance leases and hire purchase contracts	3.2	2.5	2.4
Interest payable on other borrowings	108.8	93.1	83.6

	284.1	198.4	167.3
Unwinding of discount element of provisions for liabilities (note 25)	19.3	9.1	6.1
Unwinding of discount applicable to deferred and contingent acquisition consideration	8.1	6.5	5.2
Mark-to-market of designated fair value hedges and related debt and ineffectiveness of net investment hedges:
— interest rate swaps (i)	42.2	85.9	16.9
— currency swaps and forward contracts	3.0	(5.7)	5.8
— gross hedged fixed rate debt (i)	(42.1)	(85.1)	(18.9)
Interest cost on defined benefit pension scheme liabilities	92.7	88.3	81.9

Total finance costs	407.3	297.4	264.3

Finance revenue
Interest receivable on loans to joint ventures and associates	(5.1)	(4.1)	(4.1)
Other interest receivable	(45.3)	(40.5)	(23.4)

	(50.4)	(44.6)	(27.5)
Expected return on defined benefit pension scheme assets	(104.8)	(93.7)	(90.4)

Total finance revenue	(155.2)	(138.3)	(117.9)

Finance costs (net)	252.1	159.1	146.4

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheets at adjusted fair value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is taken to income in each reporting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—GROUP SHARE OF ASSOCIATES’ INCOME AFTER TAX

The Group’s share of associates’ income after tax is equity-accounted and is presented as a single-line item in the Consolidated Statements of Income. The Group’s share of income after tax generated by associates is analyzed as follows between the principal Consolidated Statements of Income captions:

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Group share of:
Revenue	772.9	560.9	524.7

Income before finance costs	71.8	37.6	27.6
Finance costs (net)	(1.4)	(2.8)	(2.3)

Income before tax	70.4	34.8	25.3
Income tax expense	(23.2)	(8.9)	(5.9)

Income after tax (i)	47.2	25.9	19.4

i)	The Group’s share of associates’ income after tax comprises €36.1 million (2005: €17.8 million; 2004: €13.4 million) in Europe Materials, €2.3 million (2005: €0.3 million; 2004: nil) in Europe Products, €6.8 million (2005: €7.4 million; 2004: €5.6 million) in Europe Distribution and €2.0 million (2005: €0.4 million; 2004: €0.4 million) in Americas Materials.

The aggregated balance sheet data (analyzed between current and non-current assets and liabilities) in respect of the Group’s investment in associates is presented in note 15.

NOTE 10—INCOME TAX EXPENSE

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Current tax
Ireland
Corporation tax at 12.5% (2005: 12.5%; 2004: 12.5%)	22.6	16.2	17.5
Less: manufacturing relief	(4.2)	(3.3)	(3.2)

	18.4	12.9	14.3
Overseas tax	297.6	213.0	170.4
Tax on disposal of property, plant and equipment	12.0	4.6	5.0

Total current tax	328.0	230.5	189.7

Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	10.1	5.8	1.4
Share-based payments	3.3	(1.6)	(9.0)
Derivative financial instruments	0.1	0.2	0.2
Other items	36.7	37.7	49.9

Total deferred tax	50.2	42.1	42.5

Income tax expense	378.2	272.6	232.2

Reconciliation of applicable tax rate to effective tax rate
Income before tax (€ millions)	1,602.4	1,278.9	1,104.0
Tax charge expressed as a percentage of income before tax (effective tax rate):
— current tax expense only	20.5%	18.0%	17.2%
— total income tax expense (current and deferred)	23.6%	21.3%	21.0%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—INCOME TAX EXPENSE (continued)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	Year ended December 31
	2006	2005	2004
	% of income before tax
Irish corporation tax rate	12.5	12.5	12.5
Manufacturing relief in the Republic of Ireland	(0.3)	(0.3)	(0.3)
Higher tax rates on overseas earnings	12.9	14.9	14.3
Other items (comprising expenses not chargeable to tax /expenses not deductible for tax)	(1.5)	(5.8)	(5.5)

Total effective tax rate	23.6	21.3	21.0

Deferred tax movements applicable to items recognized directly within equity
	€m	€m	€m
Defined benefit pension obligations	(41.4)	21.7	31.3
Share-based payments	26.7	12.3	—
Cash flow hedges	0.4	(0.7)	—

Total	(14.3)	33.3	31.3

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

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Due to the absence of control in the context of associates, deferred tax liabilities are recognized where appropriate in respect of CRH’s investments in these entities. Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would be immaterial.

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—DIVIDENDS

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2005: €3,175; 2004: €3,175)	—	—	—
7% ‘A’ Cumulative Preference Shares €77,521 (2005: €77,521; 2004: €77,521)	0.1	0.1	0.1
Equity
Final—paid 27.75c per Ordinary Share in May 2006 (23.40c paid in May 2005; 19.90c paid in May 2004)	149.3	124.8	104.9
Interim—paid 13.50c per Ordinary Share in November 2006 (2005: 11.25c paid in November 2005; 2004: 9.60c paid in November 2004)	73.0	60.3	51.0

Total	222.4	185.2	156.0

Dividends proposed (memorandum disclosure)
Equity
Final 2006—proposed 38.50c per Ordinary Share (2005: 27.75c; 2004: 23.40c)	208.7	148.8	124.7

Reconciliation to Consolidated Statements of Cash Flows
Dividends to shareholders	222.4	185.2	156.0
Less: issue of shares in lieu of dividend (i)	(24.5)	(21.0)	(36.4)

Dividends paid to equity holders of the Company	197.9	164.2	119.6
Dividends paid by subsidiaries to minority interests (note 31)	11.9	9.4	2.6

Total dividends paid	209.8	173.6	122.2

(i)	In accordance with the scrip dividend scheme, shares to the value of €24.5 million (2005: €21.0 million; 2004: €36.4 million) were issued in lieu of dividends.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—EARNINGS PER ORDINARY SHARE

The computation of basic and diluted earnings per Ordinary Share is set out below:

	Year ended December 31
	2006		2005		2004
	€m		€m		€m
Numerator computations- basic and diluted earnings per Ordinary Share
Group income for the financial year	1,224.2		1,006.3		871.8
Income attributable to minority interest	(14.0)		(8.4)		(5.7)

Income attributable to equity holders of the Company	1,210.2		997.9		866.1
Preference dividends	(0.1)		(0.1)		(0.1)

Income attributable to ordinary equity holders of the Company	1,210.1		997.8		866.0

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year	539.4		534.3		529.5
Effect of dilutive potential Ordinary Shares (employee share options) (i)	4.7		4.4		2.9

Denominator for diluted earnings per Ordinary Share	544.1		538.7		532.4

Basic earnings per Ordinary Share	224.3	c	186.7	c	163.6	c

Diluted earnings per Ordinary Share	222.4	c	185.2	c	162.7	c

(i)	In accordance with IAS 33 Earnings per Share, the issue of certain Ordinary Shares in respect of employee share options is contingent upon satisfaction of specified performance conditions in addition to the passage of time. These contingently issuable Ordinary Shares (totaling 16,514,892 at December 31, 2006, 14,314,762 at December 31, 2005 and 12,368,899 at December 31, 2004) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period. Vesting of shares awarded under the Performance Share Plan is also contingent upon satisfaction of specified performance conditions and these shares have also been excluded from the computation of diluted earnings.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and machinery	Transport	Assets in course of construction	Total
	€m	€m	€m	€m	€m
December 31, 2006
At January 1, net of accumulated depreciation	3,678.7	2,599.1	256.8	288.9	6,823.5
Translation adjustment	(212.8)	(156.2)	(23.4)	(14.9)	(407.3)
Reclassifications of assets in course of construction	66.8	80.7	65.5	(213.0)	—
Additions at cost	91.8	428.4	87.2	224.9	832.3
Arising on acquisition (note 33)	413.7	633.0	21.1	15.8	1,083.6
Disposals	(46.4)	(118.7)	(23.8)	—	(188.9)
Depreciation charge for year	(135.6)	(455.8)	(72.3)	—	(663.7)

At December 31, net of accumulated depreciation	3,856.2	3,010.5	311.1	301.7	7,479.5

At December 31, 2006
Cost/deemed cost	4,688.7	5,675.0	656.1	301.7	11,321.5
Accumulated depreciation	(832.5)	(2,664.5)	(345.0)	—	(3,842.0)

Net carrying amount	3,856.2	3,010.5	311.1	301.7	7,479.5

The equivalent disclosure for the prior year is as follows:

December 31, 2005
At January 1, net of accumulated depreciation	3,185.6	2,221.6	203.8	219.6	5,830.6
Translation adjustment	232.0	191.3	23.2	20.3	466.8
Reclassifications of assets in course of construction	49.9	48.9	2.1	(100.9)	—
Additions at cost	95.7	352.6	61.9	141.9	652.1
Arising on acquisition (note 33)	284.1	182.5	27.8	8.0	502.4
Disposals	(51.3)	(17.0)	(4.3)	—	(72.6)
Depreciation charge for year	(117.3)	(380.8)	(57.7)	—	(555.8)

At December 31, net of accumulated depreciation	3,678.7	2,599.1	256.8	288.9	6,823.5

At December 31, 2005
Cost/deemed cost	4,389.0	4,932.7	578.9	288.9	10,189.5
Accumulated depreciation	(710.3)	(2,333.6)	(322.1)	—	(3,366.0)

Net carrying amount	3,678.7	2,599.1	256.8	288.9	6,823.5

The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,792.5 million at the balance sheet date (2005: €1,812.2 million).

Borrowing costs capitalized during the financial year were not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—PROPERTY, PLANT AND EQUIPMENT (continued)

Revaluation of land and buildings

Land and buildings purchased since December 31, 1980 are reflected at cost. Land and buildings (excluding buildings of a specialized nature) purchased prior to December 31, 1980 were revalued by professional valuers at that date on an existing use basis; this revaluation was carried forward as deemed cost under the transitional provisions of IFRS 1 First-time Adoption of International Financial Reporting Standards. Other than the aforementioned revaluation, all items of property, plant and equipment are recorded at cost.

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of land and buildings assets held at deemed cost and at cost is as follows:

	2006	2005
	€m	€m
At deemed cost as at December 31, 1980	56.0	56.7
At cost post December 31, 1980	4,632.7	4,332.3

Total	4,688.7	4,389.0

Assets held under finance leases

The net carrying amount and the depreciation charge during the year in respect of assets held under finance leases, and capitalized in property, plant and equipment, are as follows:

	2006	2005
	€m	€m
Cost	87.7	68.6
Accumulated depreciation	(22.5)	(18.7)

Net carrying amount	65.2	49.9

Depreciation charge for year	6.2	5.7

Future purchase commitments for property, plant and equipment
Contracted for but not provided in the financial statements	340.1	219.2

Authorized by the Directors but not contracted for	286.1	115.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS

		Other intangible assets
	Goodwill	Marketing- related	Customer- related	Contract- based	Total
	€m	€m	€m	€m	€m
December 31, 2006
At January 1, net of accumulated amortization	2,194.6	8.4	45.3	4.2	2,252.5
Translation adjustment	(120.7)	(0.6)	(5.3)	(0.3)	(126.9)
Arising on acquisition (note 33)	817.7	12.3	77.7	8.0	915.7
Impairment loss	(50.0)	—	—	—	(50.0)
Amortization charge for year (i)	—	(3.6)	(20.5)	(1.2)	(25.3)

At December 31, net of accumulated amortization	2,841.6	16.5	97.2	10.7	2,966.0

At December 31, 2006
Cost		22.6	126.0	13.1	161.7
Accumulated amortization		(6.1)	(28.8)	(2.4)	(37.3)

Net carrying amount		16.5	97.2	10.7	124.4

The equivalent disclosure for the prior year is as follows:

December 31, 2005
At January 1, net of accumulated amortization	1,756.9	4.7	10.7	1.8	1,774.1
Translation adjustment	110.7	0.6	2.7	0.1	114.1
Arising on acquisition (note 33)	327.9	5.1	38.4	2.9	374.3
Disposals	(0.9)	—	—	—	(0.9)
Amortization charge for year	—	(2.0)	(6.5)	(0.6)	(9.1)

At December 31, net of accumulated amortization	2,194.6	8.4	45.3	4.2	2,252.5

At December 31, 2005
Cost		11.7	55.0	5.1	71.8
Accumulated amortization		(3.3)	(9.7)	(0.9)	(13.9)

Net carrying amount		8.4	45.3	4.2	57.9

(i)	Goodwill is not subject to amortization under IFRS. The useful lives of all other intangible assets are finite and range from one to ten years dependent on the nature of the asset.

Due to the asset-intensive nature of operations in the Materials business segment (and the fact that goodwill arising on transactions in this segment is typically fairly small), no significant intangible assets are recognized on business combinations in this segment. Business combinations in the Group’s Products and Distribution segments, wherein the majority of goodwill arises, do not exhibit the same level of asset intensity and hence give rise to the recognition of intangible assets.

Goodwill

The goodwill balances disclosed above include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in investments in associates in the Consolidated Balance Sheets (see note 15 below).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS (continued)

The net book value of goodwill capitalized under previous GAAP (Irish GAAP) as at the transition date to IFRS (January 1, 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalized at cost.

Impairment testing

Goodwill is subject to impairment testing on an annual basis. Testing in 2006 identified an impairment in respect of the Group’s share of goodwill in the Cementbouw bv joint venture which was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. A significant portion of the financing for the joint venture was provided in the form of non-recourse debt. The joint venture has experienced difficult trading in recent years and is currently in discussions with its banking group. An impairment loss of €50.0 million has been recognized in the Consolidated Statements of Income, and is reflected in the segment result for Europe Products (note 1).

No impairment losses were recognized by the Group in 2005 or 2004.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units for the purposes of impairment testing based on the business segment into which the business combination will be assimilated. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the primary and secondary segments determined in accordance with IAS 14 Segment Reporting. A total of 22 cash-generating units has been identified and these are analyzed as follows between the six business segments in the Group:

Cash-generating units
Europe Materials	7
Europe Products	5
Europe Distribution	1
Americas Materials	4
Americas Products	4
Americas Distribution	1

Total cash-generating units	22

Impairment testing methodology and results

The recoverable amount of each of the 22 cash-generating units is determined based on a value-in-use computation. The cash flow forecasts employed for the value-in-use computation are extracted from a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude incremental income and other cash flows stemming from future acquisition activity. The five-year cash flows obtained from this document are projected forward for an additional five years using the lower of historical compound annual growth and anticipated inflation as the relevant general growth factor. A 20-year annuity-based terminal value is calculated using the average of the last five years’ cash flows adjusted to take account of cumulative inflation to year 10 (being the end of the projection period); the terminal value specifically excludes any underlying growth assumption. The recoverable amount stemming from this exercise represents the present

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS (continued)

value of the future cash flows, including the terminal value, discounted at a before-tax weighted average cost of capital appropriate to the cash-generating unit being assessed for impairment; the before-tax discount rates range from 7.4% to 10.6% (2005: 7.4% to 10.8%; 2004: 7.8% to 11.7%). The average before-tax discount rate represents a premium of circa 0.5 percentage points on the Group’s estimated before-tax weighted average cost of capital.

Key assumptions include management’s estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The duration of the discounted cash flow model is a significant factor in determining the fair value of the cash-generating units and has been arrived at taking account of the Group’s strong financial position, its established history of earnings growth and cash flow generation, its proven ability to pursue and integrate value-enhancing acquisitions and the nature of the building materials industry where product obsolescence risk is very low.

Additional disclosures—significant goodwill amounts

The goodwill allocated to each of the 22 cash-generating units accounts for between 10% and 20% of the total carrying amount of €2,841.6 million (2005: €2,194.6 million) in one instance and less than 10% of the total carrying amount in all other cases. The additional disclosures required under IAS 36 Impairment of Assets in relation to significant goodwill amounts arising in this cash-generating unit (Europe Distribution within the Europe Products & Distribution Division) are as follows:

Europe Distribution

Carrying amount of goodwill allocated to the cash-generating unit	€334.4m
Carrying amount of indefinite-lived intangible assets allocated to the cash-generating unit	Nil
Basis on which recoverable amount of the cash-generating unit has been assessed	Value-in-use
Discount rate applied to the cash flow projections (real before-tax)	9.4%
Excess of value-in-use over carrying amount	€395.5m

The key assumptions used for the value-in-use computation for this cash-generating unit are in line with those addressed above. The values applied to each of the key assumptions are derived from a combination of internal and external factors based on historical experience and take into account the stability of cash flows typically associated with this business.

The cash flows for the cash-generating unit have been projected in line with the methodology disclosed above with the cash flows arising after the five-year period in the strategic plan document being projected forward for an additional five years using inflation as the relevant growth factor.

Given the magnitude of the excess of value-in-use over carrying amount, and the reasonableness of the key assumptions employed, no further disclosures relating to sensitivity of the value-in-use computations are required.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—FINANCIAL ASSETS

	Investments in associates
December 31, 2006	Share of net assets	Goodwill	Loans	Total	Other (i)	Total financial assets
	€m	€m	€m	€m	€m	€m
At January 1	415.7	109.0	2.9	527.6	106.9	634.5
Translation adjustment	(4.3)	(2.2)	—	(6.5)	(0.7)	(7.2)
Arising on acquisition (note 33)	0.8	—	—	0.8	0.2	1.0
Investments and advances	6.9	—	0.5	7.4	12.7	20.1
Disposals	—	—	(0.4)	(0.4)	(22.6)	(23.0)
Retained income less dividends paid	25.4	—	—	25.4	—	25.4

At December 31	444.5	106.8	3.0	554.3	96.5	650.8

The equivalent disclosure for the prior year is as follows:

December 31, 2005
At January 1	157.1	18.5	3.2	178.8	113.2	292.0
Translation adjustment	9.6	2.9	0.1	12.6	0.4	13.0
Reclassifications	17.0	—	—	17.0	(17.0)	—
Arising on acquisition (note 33)	10.6	—	1.3	11.9	9.0	20.9
Investments and advances	211.3	87.6	—	298.9	7.7	306.6
Disposals	(1.4)	—	(1.7)	(3.1)	(6.4)	(9.5)
Retained income less dividends paid	11.5	—	—	11.5	—	11.5

At December 31	415.7	109.0	2.9	527.6	106.9	634.5

The investment in associates (including goodwill and loans payable) is analyzed as follows:

	2006	2005
	€m	€m
Non-current assets	599.9	602.9
Current assets	321.7	272.8
Non-current liabilities (including loans payable)	(204.9)	(179.1)
Current liabilities	(162.4)	(169.0)

Net assets	554.3	527.6

The Group holds a 21.66% stake (2005: 23.39%) in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment as at the balance sheet date amounted to €59.7 million (2005: €48.8 million).

(i)

Other financial assets comprise trade investments carried at historical cost together with quoted investments at fair value and loans extended by the Group to joint ventures (which are treated as loans and receivables

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—FINANCIAL ASSETS (continued)

under IAS 39 Financial Instruments: Recognition and Measurement and are included within financial assets at historical cost). The balance as at December 31, 2006 comprises €14.1 million in respect of trade and quoted investments and €82.4 million in respect of loans to joint ventures (2005: €22.0 million and €84.9 million respectively).

The Group’s joint venture and associated undertakings are not publicly traded with the exception of Groupe SAMSE. A listing of the principal associated undertakings is as follows:

Incorporated and operating in	% held		Products and services
Israel	25.00	Mashav Initiating and Development Limited	Cement
Spain	26.30	Corporación Uniland S.A.	Cement, aggregates, readymixed concrete and mortar
France	21.66	Groupe SAMSE	Builders merchants and DIY stores
United States	45.00	Buckeye Ready Mix, LLC	Readymixed concrete

NOTE 16—SALE OF INVESTMENTS AND PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Investments and property, plant and equipment sold at net carrying amount:
—property, plant and equipment (note 13)	188.9	72.6	85.6
—intangible assets (note 14)	—	0.9	—
—financial assets (note 15)	23.0	9.5	5.9

Total	211.9	83.0	91.5
Gain on sale of investments and property, plant and equipment	40.5	19.8	10.8

Proceeds from sale of investments and property, plant and equipment—Consolidated Statements of Cash Flows	252.4	102.8	102.3

NOTE 17—INVENTORIES

	2006	2005
	€m	€m
Raw materials	624.3	408.2
Work-in-progress (i)	73.0	112.6
Finished goods	1,339.1	1,201.8

Total inventories at the lower of cost and net realizable value	2,036.4	1,722.6

(i)	Work-in-progress includes €17.4 million (2005: €64.0 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

Write-downs of inventories recognized as an expense within cost of sales amounted to €24.2 million (2005: €16.5 million 2004: €8.2 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18—ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2006	2005
	€m	€m
All current
Trade receivables	2,333.3	2,031.5
Provision for doubtful accounts	(113.2)	(106.7)

	2,220.1	1,924.8
Amounts receivable in respect of construction contracts (i)	428.7	170.7
Other receivables (ii)	339.6	226.4
Amounts receivable from associates	2.2	4.3
Prepayments and accrued income	181.1	150.2

Total	3,171.7	2,476.4

(i)	Unbilled revenue at the balance sheet date in respect of construction contracts amounted to €109.2 million (2005: nil).
(ii)	Retentions held by customers at the balance sheet date amounted to €105.4 million (2005: €35.4 million).

NOTE 19—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
	€m	€m
Current
Trade payables	1,399.2	1,204.7
Irish employment-related taxes	4.6	4.9
Other employment-related taxes	51.1	42.4
Value added tax	92.1	72.6
Deferred and contingent acquisition consideration	109.8	72.5
Other payables (i)	383.4	242.6
Accruals and deferred income	719.3	589.5
Amounts payable to associates	28.9	25.2

Subtotal—current	2,788.4	2,254.4

Non-current
Other payables	23.5	25.1
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:
—between one and two years	29.3	38.7
—between two and five years	62.8	78.2
—after five years	43.8	45.6

Subtotal—non-current	159.4	187.6

Total	2,947.8	2,442.0

(i)	Billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts amounted to €187.8 million at the balance sheet date (2005: €40.8 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—MOVEMENT IN WORKING CAPITAL

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
December 31, 2006
At January 1	1,722.6	2,476.4	(2,442.0)	1,757.0
Translation adjustment	(100.7)	(137.9)	125.2	(113.4)
Arising on acquisition (note 33)	363.0	615.4	(438.3)	540.1
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 33)	—	—	(97.5)	(97.5)
—paid during the year	—	—	73.5	73.5
Interest accruals	—	4.4	(39.5)	(35.1)
Reclassifications	—	—	3.7	3.7
Increase/(decrease) in working capital	51.5	213.4	(132.9)	132.0

At December 31	2,036.4	3,171.7	(2,947.8)	2,260.3

The equivalent disclosures for the prior years are as follows:

December 31, 2005
At January 1	1,308.9	1,973.1	(1,864.1)	1,417.9
Translation adjustment	101.4	145.5	(151.3)	95.6
Arising on acquisition (note 33)	190.3	247.5	(228.4)	209.4
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 33)	—	—	(123.2)	(123.2)
—paid during the year	—	—	45.3	45.3
Interest accruals	—	1.2	(20.9)	(19.7)
Reclassifications	—	—	(17.7)	(17.7)
Increase/(decrease) in working capital	122.0	109.1	(81.7)	149.4

At December 31	1,722.6	2,476.4	(2,442.0)	1,757.0

December 31, 2004
At January 1	1,155.8	1,747.7	(1,645.2)	1,258.3
Translation adjustment	(39.6)	(57.8)	59.8	(37.6)
Arising on acquisition (note 33)	85.8	231.2	(185.1)	131.9
Joint venture becoming an associate	(15.1)	(13.7)	19.6	(9.2)
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 33)	—	—	(50.3)	(50.3)
—paid during the year	—	—	57.3	57.3
Interest accruals	—	4.6	(15.7)	(11.1)
Increase/(decrease) in working capital	122.0	61.1	(104.5)	78.6

At December 31	1,308.9	1,973.1	(1,864.1)	1,417.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—LIQUID INVESTMENTS AND CASH AND CASH EQUIVALENTS

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly, the related balances have been separately Reported in the Consolidated Balance Sheets and have been categorized as either “fair value through profit and loss” or “loans and receivables” as shown in the table below. The credit risk attaching to these items is documented in note 23.

	2006	2005
	€m	€m
Fair value through profit and loss	365.9	342.2
Loans and receivables	4.6	0.3

Total	370.5	342.5

Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorized as cash equivalents, the related balances have a maturity of three months or less from the date of investment. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheets.

Cash and cash equivalents are reported at fair value and are analyzed as follows:

	2006	2005	2004
	€m	€m	€m
Cash at bank and in hand	718.6	294.0	225.5
Investments (short-term deposits)	383.0	854.6	846.5

Included in Consolidated Balance Sheets and Consolidated Statements of Cash Flows	1,101.6	1,148.6	1,072.0

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—INTEREST-BEARING LOANS AND BORROWINGS

	2006	2005
	€m	€m
Bank loans and overdrafts:
—unsecured	1,548.9	1,506.5
—secured *	39.8	42.8
Other term loans:
—unsecured	4,034.2	3,167.4
—secured *	35.5	45.4
Group share of joint ventures’ interest-bearing loans and borrowings (non-current and current)	299.9	344.7

Interest-bearing loans and borrowings (non-current and current)	5,958.3	5,106.8

Included in current liabilities in the Consolidated Balance Sheets:
—loans repayable within one year (i)	(449.1)	(436.0)
—bank overdrafts	(196.3)	(146.3)

Current interest-bearing loans and borrowings	(645.4)	(582.3)

Non-current interest-bearing loans and borrowings	5,312.9	4,524.5

*	Secured on specific property, plant and equipment
(i)	Loans repayable within one year at December 31, 2006 include €86.2 million representing the Group’s 45% share of bank debt due by the Cementbouw bv joint venture in the Netherlands. At the balance sheet date, Cementbouw bv was in breach of financial covenants on this debt due to a lower-than-permitted ratio of EBITDA to net debt. Cementbouw bv and its advisors are continuing to work to resolve this situation but, at the date of approval of these financial statements, the covenant breach remains unresolved. None of Cementbouw bv’s debt has any form of guarantee from, or other recourse to, CRH plc or any of its subsidiaries.

Repayment schedule
Within one year	645.4	582.3
Between one and two years	239.7	332.0
Between two and three years	1,201.2	236.8
Between three and four years	227.7	1,272.1
Between four and five years	762.2	244.3
After five years	2,882.1	2,439.3

	5,958.3	5,106.8

Installment payments
Loans fully repayable within five years:
—not by installments	2,845.9	2,348.0
—by installments	201.7	247.9

Subtotal	3,047.6	2,595.9

Loans fully repayable in more than five years:
—not by installments	2,862.4	2,373.4
—by installments**	48.3	137.5

Subtotal	2,910.7	2,510.9

Interest-bearing loans and borrowings (non-current and current)	5,958.3	5,106.8

**	€19.7 million (2005: €65.9 million) falls due for repayment after five years

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—INTEREST-BEARING LOANS AND BORROWINGS (continued)

Obligations under finance leases

Obligations under finance leases included above (net of interest) are due as follows:

	2006	2005
	€m	€m
Within one year	16.8	13.3
Between one and two years	16.6	11.8
Between two and five years	13.7	18.3
After five years	6.7	6.0

	53.8	49.4

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available as at December 31, 2006 and December 31, 2005, in respect of which all conditions precedent had been met, mature as follows:

Within one year	37.3	89.4
Between one and two years	77.2	12.3
Between two and five years	309.0	178.1
After five years	3.9	—

	427.4	279.8

Included in the figures above is an amount of €137.1 million in respect of the Group’s share of facilities available to joint ventures (2005: €91.7 million).

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5,535.6 million in respect of loans, bank advances, derivative obligations and future lease obligations (2005: €4,587.2 million), €10.7 million in respect of deferred and contingent acquisition consideration (2005: €23.1 million), €204.6 million in respect of letters of credit (2005: €186.4 million) and €14.2 million in respect of other obligations (2005: €14.2 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings and of a general partnership in the Republic of Ireland for the financial year ended December 31, 2006 and, as a result, such subsidiary undertakings and the general partnership have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Lender covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain its consolidated EBITDA/net interest cover (excluding share of joint ventures) at no lower than 4.5 times for twelve-month periods ending June 30 and December 31. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus impacting the maturity profile of the Group’s debt and the Group’s liquidity.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments recognized as assets and liabilities in the Consolidated Balance Sheets are analyzed as follows:

	2006	2005
	€m	€m
Non-current assets
Fair value hedges	71.3	135.2
Cash flow hedges	2.7	—
Net investment hedges	—	19.6

	74.0	154.8

Current assets
Fair value hedges	—	4.8
Cash flow hedges	1.1	2.7
Net investment hedges	3.4	20.2
Not designated as hedges	0.8	3.0

	5.3	30.7

Total assets	79.3	185.5

Non-current liabilities
Fair value hedges	(31.3)	(12.7)
Cash flow hedges	(1.9)	(0.8)
Net investment hedges	(13.8)	—

	(47.0)	(13.5)

Current liabilities
Fair value hedges	(5.4)	(1.3)
Cash flow hedges	(2.5)	(0.1)
Net investment hedges	(26.2)	(1.4)
Not designated as hedges	(4.0)	(1.8)

	(38.1)	(4.6)

Total liabilities	(85.1)	(18.1)

Net (liability)/asset arising on derivative financial instruments	(5.8)	167.4

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

Fair value hedges consist of cross currency interest rate swaps and single currency interest rate swaps. Cash flow hedges consist of interest rate swaps, commodity swaps and forward foreign exchange deals. Net investment hedges consist of foreign exchange swaps and cross currency interest rate swaps.

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

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Statements of Income in the period in which they arise.

Given its presence in 27 countries worldwide, the principal foreign exchange risk is translation-related arising from fluctuations in the euro value of the Group’s net investment in currencies other than the euro. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, partially to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

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

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with the fair value of derivatives used to hedge future energy costs being €4.2 million unfavorable as at the balance sheet date (2005: €1.5 million favorable).

NOTE 24—ANALYSIS OF NET DEBT

Components of and reconciliation of opening to closing net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and current and non-current interest-bearing loans and borrowings.

	December 31, 2006
	At January 1	Cash flow	Acquisitions	Mark-to- market	Translation adjustment	At December 31 Book value	At December 31 Fair value
	€m	€m	€m	€m	€m	€m	€m
Cash and cash equivalents (note 21)	1,148.6	(81.8)	69.3	—	(34.5)	1,101.6	1,101.6
Liquid investments (note 21)	342.5	34.1	—	—	(6.1)	370.5	370.5
Interest-bearing loans and borrowings (note 22)	(5,106.8)	(1,043.0)	(239.0)	42.1	388.4	(5,958.3)	(6,017.0)
Derivative financial instruments (net) (note 23)	167.4	29.8	—	(42.9)	(160.1)	(5.8)	(5.8)

Group net debt (including share of non-recourse debt in joint ventures)	(3,448.3)	(1,060.9)	(169.7)	(0.8)	187.7	(4,492.0)	(4,550.7)

Group net debt excluding proportionately consolidated joint ventures	(3,177.1)	(1,081.5)	(171.0)	(1.5)	187.0	(4,244.1)	(4,302.8)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

The equivalent disclosure for the prior year is as follows:

	December 31, 2005
	At January 1	Cash flow	Acquisitions	Mark-to- market	Translation adjustment	At December 31 Book value	At December 31 Fair value
	€m	€m	€m	€m	€m	€m	€m
Cash and cash equivalents (note 21)	1,072.0	(28.9)	58.0	—	47.5	1,148.6	1,148.6
Liquid investments (note 21)	311.7	15.0	—	—	15.8	342.5	342.5
Interest-bearing loans and borrowings (note 22)	(4,053.8)	(540.4)	(137.6)	85.1	(460.1)	(5,106.8)	(5,203.9)
Derivative financial instruments (net) (note 23)	(88.0)	102.8	—	(79.2)	231.8	167.4	167.4

Group net debt (including share of non-recourse debt in joint ventures)	(2,758.1)	(451.5)	(79.6)	5.9	(165.0)	(3,448.3)	(3,545.4)

Group net debt excluding proportionately consolidated joint ventures	(2,501.1)	(436.0)	(80.9)	6.1	(165.2)	(3,177.1)	(3,274.2)

Interest rate and currency profile

The interest rate and currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at December 31, 2006 is as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	483.8	324.0	48.3	104.9	140.6	1,101.6
Liquid investments—floating rate	91.7	95.4	183.4	—	—	370.5
Interest-bearing loans and borrowings—fixed rate	(205.4)	(3,875.2)	(17.2)	(9.1)	(3.1)	(4,110.0)
Interest-bearing loans and borrowings—floating rate	(1,011.6)	(270.4)	(406.7)	(8.3)	(151.3)	(1,848.3)

Net (debt)/cash by major currency excluding derivative financial instruments	(641.5)	(3,726.2)	(192.2)	87.5	(13.8)	(4,486.2)
Derivative financial instruments (including mark-to-market)	(1,126.9)	1,437.5	172.1	(260.2)	(228.3)	(5.8)

Net debt by major currency including derivative financial instruments	(1,768.4)	(2,288.7)	(20.1)	(172.7)	(242.1)	(4,492.0)
Non-debt assets and liabilities analyzed as follows:
Non-current assets	4,209.7	5,680.9	534.1	376.0	784.8	11,585.5
Current assets	1,931.9	2,528.0	266.1	174.7	307.4	5,208.1
Non-current liabilities	(405.3)	(1,220.0)	(289.9)	(77.6)	(59.6)	(2,052.4)
Current liabilities	(1,292.9)	(1,377.1)	(211.3)	(91.7)	(171.9)	(3,144.9)
Minority interest	(22.7)	(5.1)	—	(7.9)	(6.1)	(41.8)

Capital and reserves attributable to the Company’s equity holders	2,652.3	3,318.0	278.9	200.8	612.5	7,062.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

Interest-bearing loans and borrowings—fixed rate

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at December 31, 2006 are as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Interest-bearing loans and borrowings—fixed rate as above	(205.4)	(3,875.2)	(17.2)	(9.1)	(3.1)	(4,110.0)
Impact of derivative financial instruments on fixed rate debt	(629.9)	2,602.9	(22.4)	(31.7)	(75.7)	1,843.2

Net fixed rate interest-bearing loans and borrowings	(835.3)	(1,272.3)	(39.6)	(40.8)	(78.8)	(2,266.8)

Weighted average fixed interest rates	3.5%	6.9%	5.0%	1.7%	5.3%	5.5%
Weighted average fixed periods—years	2.4	7.4	1.5	1.2	1.8	5.1

Gross debt by major currency—analysis of effective interest rates:
—excluding derivative financial instruments	3.8%	6.5%	5.5%	3.5%	5.1%	5.8%
—gross debt excluding derivative financial instruments	(1,217.0)	(4,145.6)	(423.9)	(17.4)	(154.4)	(5,958.3)
—including derivative financial instruments	3.7%	6.9%	5.6%	2.1%	5.0%	5.2%
—gross debt including derivative financial instruments	(2,343.9)	(2,708.1)	(251.8)	(277.6)	(382.7)	(5,964.1)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (U.S.$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Gains and losses arising on the re-translation of net worth are dealt with in the Consolidated Statements of Recognized Income and Expense. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognized in the Consolidated Statements of Income and are disclosed in note 4. As at December 31, 2006 and 2005, these exposures were not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

The corresponding interest rate and currency profile of the Group’s net debt and net worth as at December 31, 2005 was as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	562.5	235.0	86.4	188.8	75.9	1,148.6
Liquid investments—floating rate	85.5	84.5	172.5	—	—	342.5
Interest-bearing loans and borrowings—fixed rate	(221.1)	(3,007.3)	(24.1)	(20.5)	(41.4)	(3,314.4)
Interest-bearing loans and borrowings—floating rate	(1,116.4)	(193.2)	(379.0)	(0.1)	(103.7)	(1,792.4)

Net (debt)/cash by major currency excluding derivative financial instruments	(689.5)	(2,881.0)	(144.2)	168.2	(69.2)	(3,615.7)
Derivative financial instruments (including mark-to-market)	(1,017.6)	1,676.7	125.5	(360.8)	(256.4)	167.4

Net debt by major currency including derivative financial instruments	(1,707.1)	(1,204.3)	(18.7)	(192.6)	(325.6)	(3,448.3)
Non-debt assets and liabilities analyzed as follows:
Non-current assets	3,943.5	4,632.7	510.2	365.7	724.9	10,177.0
Current assets	1,692.5	1,876.9	225.3	147.7	256.6	4,199.0
Non-current liabilities	(486.7)	(1,096.7)	(333.9)	(87.0)	(53.4)	(2,057.7)
Current liabilities	(1,161.6)	(1,084.5)	(163.9)	(80.7)	(145.6)	(2,636.3)
Minority interest	(23.6)	(2.6)	—	(7.3)	(4.8)	(38.3)

Capital and reserves attributable to the Company’s equity holders	2,257.0	3,121.5	219.0	145.8	452.1	6,195.4

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—PROVISIONS FOR LIABILITIES

Net present cost
	At January 1	Translation Adjustment	Arising on acquisition	Provided during year	Utilized during year	Reversed unused	Reclass- ifications*	Discount unwinding	At December 31
	€m	€m	€m	€m	€m	€m	€m	€m	€m
December 31, 2006
Insurance (i)	147.0	(13.9)	75.1	103.6	(91.8)	(0.3)	2.2	11.5	233.4
Guarantees and warranties (ii)	31.1	(1.0)	1.1	6.4	(9.2)	(2.3)	(2.1)	1.1	25.1
Rationalization and redundancy (iii)	16.2	(0.4)	3.7	14.8	(11.9)	(1.6)	0.9	1.1	22.8
Environment and remediation (iv)	79.3	(2.9)	6.9	6.0	(17.2)	(1.9)	0.8	2.2	73.2
Other	59.8	(1.0)	25.3	52.3	(33.9)	(1.5)	1.9	3.4	106.3

Total	333.4	(19.2)	112.1	183.1	(164.0)	(7.6)	3.7	19.3	460.8

Analyzed as:
Non-current liabilities	223.0								320.0
Current liabilities	110.4								140.8

Total	333.4								460.8

The equivalent disclosure for the prior year is as follows:
December 31, 2005
Insurance (i)	127.8	14.2	1.6	66.1	(60.7)	(0.2)	(6.1)	4.3	147.0
Guarantees and warranties (ii)	29.6	1.1	0.9	6.0	(7.7)	(1.2)	1.5	0.9	31.1
Rationalization and redundancy (iii)	10.5	0.3	0.9	13.5	(8.0)	(0.3)	(1.1)	0.4	16.2
Environment and remediation (iv)	61.1	1.6	0.8	17.8	(5.0)	(0.4)	0.5	2.9	79.3
Other	49.4	0.6	9.6	9.4	(14.2)	(3.3)	7.7	0.6	59.8

Total	278.4	17.8	13.8	112.8	(95.6)	(5.4)	2.5	9.1	333.4

Analyzed as:
Non-current liabilities	182.3								223.0
Current liabilities	96.1								110.4

Total	278.4								333.4

*	Reclassifications (to)/from payables and retirement benefit obligations

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—PROVISIONS FOR LIABILITIES (continued)

(i)	Insurance

This provision relates to workers’ compensation (employers’ liability) and third-party liabilities or claims covered under the Group’s self-insurance schemes. Reflecting the operation of these self-insurance schemes, a substantial portion of the total provision relates to claims which are classified as incurred but not reported in respect of which the Group will bear an excess which will not be recoverable from insurers. In addition, due to the extended time frame which is habitually involved in such claims, a significant component of the total provision is subject to actuarial valuation. Where actuarial valuation is either inappropriate or impractical, other external assessments are made.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 26—DEFERRED INCOME TAX

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognized are analyzed as follows:

	2006	2005
	€m	€m
Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations (note 27)	87.8	126.5
Revaluation of derivative financial instruments to fair value	0.2	0.9
Employee share options	55.8	32.4
Other deductible temporary differences (i)	345.4	306.7

Total	489.2	466.5

(i)     These items relate principally to deferred tax assets arising on deferred and contingent acquisition consideration and provisions for liabilities.

Deferred income tax assets have been recognized in respect of all deductible temporary differences.

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition	1,267.6	1,150.9
Surpluses on Group defined benefit pension obligations (note 27)	3.4	—
Revaluation of derivative financial instruments to fair value	1.2	1.7
Rolled-over capital gains	29.0	31.9

Total	1,301.2	1,184.5

Movement in net deferred income tax liability
At January 1	718.0	652.1
Translation adjustment	(62.6)	65.1
Net charge for the year (note 10)	50.2	42.1
Arising on acquisition (note 33)	92.1	12.2
Movement in deferred tax asset on Group defined benefit pension obligations	41.4	(21.7)
Movement in deferred tax asset on share-based payments	(26.7)	(12.3)
Movement in deferred tax liability on cash flow hedges	(0.4)	0.7
Reclassification	—	(20.2)

At December 31	812.0	718.0

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee administered funds.

At the year-end, €52.0 million (2005: €43.4 million) was included in other payables in respect of defined contribution pension liabilities and €0.3 million (2005: €0.8 million) was included in other receivables in respect of defined contribution pension prepayments.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and Portugal (49% joint venture) have been aggregated into a “Eurozone” category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group’s share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of Portugal and the United States and three schemes in Germany.

In addition to the aforementioned defined benefit pension schemes, provision has been made in the Consolidated Financial Statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and in Portugal and for long-term service commitments in respect of certain employees in the Eurozone, Britain and Northern Ireland and Switzerland. These obligations are unfunded in nature and the required disclosures are set out below.

In all cases, the projected unit credit method has been employed in determining the present value of the obligations arising, the related current service cost and, where applicable, past service cost.

The cumulative actuarial gains and losses attributable to the Group’s defined benefit pension scheme obligations at January 1, 2004 (date of transition to IFRS) were recognized in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the deferred tax asset are recognized via the Consolidated Statements of Recognized Income and Expense.

Actuarial valuations—funding requirements

The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations performed. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies—current unit, projected unit and aggregate cost. The actuarial valuations range from April 2003 to December 2006.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Financial assumptions

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at December 31, 2006, December 31, 2005 and December 31, 2004 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	%	%	%	%	%	%	%	%	%	%	%	%
Rate of increase in:
—salaries	4.00	4.00	4.00	4.50	4.50	4.50	2.25	2.25	2.25	4.50	4.50	4.50
—pensions in payment	2.00	2.00	2.00	3.00	3.00	3.00	1.50	1.50	1.50	—	—	—
Inflation	2.00	2.00	2.00	2.75	2.50	2.50	1.50	1.50	1.50	2.50	2.50	2.50
Discount rate	4.75	4.25	4.75	5.00	4.75	5.25	2.75	2.75	3.25	5.75	5.75	5.75
Medical cost trend rate	5.25	5.25	5.25	n/a	n/a	n/a	n/a	n/a	n/a	11.00	10.00	10.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represent actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances.

Scheme assets

The long-term rates of return expected at December 31, 2006, December 31, 2005 and December 31, 2004, determined in conjunction with the Group’s actuaries and analyzed by class of investment, are as follows:

Equities	7.50	7.50	7.75	7.75	7.50	7.75	6.00	6.00	6.00	8.25	8.25	8.25
Bonds	4.00	3.50	4.50	4.25	4.00	4.50	2.75	2.75	3.00	5.75	5.75	5.75
Property	7.00	7.00	7.00	7.00	7.00	7.00	4.00	4.00	4.00	7.00	7.00	7.00
Other	3.50	3.00	3.00	5.00	3.50	3.50	2.50	2.50	2.50	5.25	3.00	3.00

(a) Impact on Consolidated Statements of Income

The total expense charged to the Consolidated Statements of Income in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2006	2005	2004
	€m	€m	€m
Total defined contribution pension expense	117.0	99.3	78.4

Defined benefit
Pension schemes (funded and unfunded)	22.7	57.3	45.8
Post-retirement healthcare schemes (unfunded)	1.7	1.3	—
Long-term service commitments (unfunded)	(1.8)	5.3	0.3

Total defined benefit expense	22.6	63.9	46.1

Total expense in Consolidated Statements of Income	139.6	163.2	124.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analyzed as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Charged in arriving at Group operating income
Current service cost	32.7	35.0	26.0	17.7	15.8	14.1	11.6	10.5	8.7	7.7	6.5	5.7	69.7	67.8	54.5
Past service cost: benefit enhancements/ (curtailments)	3.2	1.5	—	—	—	—	(0.5)	—	0.1	—	—	—	2.7	1.5	0.1
Deconsolidation of defined benefit pension schemes (i)	(37.7)	—	—	—	—	—	—	—	—	—		—	(37.7)	—	—

Subtotal	(1.8)	36.5	26.0	17.7	15.8	14.1	11.1	10.5	8.8	7.7	6.5	5.7	34.7	69.3	54.6

Included in finance revenue and finance costs respectively:
Expected return on scheme assets	(55.3)	(51.3)	(49.4)	(27.1)	(23.2)	(22.0)	(12.8)	(9.8)	(10.0)	(9.6)	(9.4)	(9.0)	(104.8)	(93.7)	(90.4)
Interest cost on scheme liabilities	42.3	43.7	39.4	31.4	27.1	25.4	8.5	7.6	7.4	10.5	9.9	9.7	92.7	88.3	81.9

Subtotal	(13.0)	(7.6)	(10.0)	4.3	3.9	3.4	(4.3)	(2.2)	(2.6)	0.9	0.5	0.7	(12.1)	(5.4)	(8.5)

Net charge to Consolidated Statements of Income	(14.8)	28.9	16.0	22.0	19.7	17.5	6.8	8.3	6.2	8.6	7.0	6.4	22.6	63.9	46.1

Actual return on pension scheme assets	79.3	166.7	65.5	33.0	64.2	25.6	22.2	33.6	6.6	15.4	6.5	10.1	149.9	271.0	107.8

No reimbursement rights have been recognized as assets in accordance with IAS 19 Employee Benefits.

(i)	During 2006, in response to legislative changes implemented in the Netherlands, the Group reached agreement with its employees in the Netherlands on changes to certain pension arrangements which altered their basis under IFRS from defined benefit to defined contribution. This resulted in the elimination of certain defined benefit obligations from the Consolidated Balance Sheets with a resultant gain of €37.7 million which has been reflected in arriving at Group operating income for 2006.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

(b) Impact on Consolidated Balance Sheets

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at December 31, 2006 and December 31, 2005 is analyzed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Equities	498.7	559.3	299.4	266.6	108.1	97.0	90.9	90.9	997.1	1,013.8
Bonds	188.2	290.3	167.9	151.2	109.6	99.9	48.7	41.1	514.4	582.5
Property	80.6	64.2	3.6	3.1	78.5	57.6	—	1.5	162.7	126.4
Other	17.2	20.3	8.8	0.9	36.1	22.4	3.0	4.7	65.1	48.3

Bid value of assets	784.7	934.1	479.7	421.8	332.3	276.9	142.6	138.2	1,739.3	1,771.0
Actuarial value of liabilities (present value)	(816.5)	(1,092.3)	(662.1)	(651.2)	(328.2)	(276.9)	(193.9)	(201.1)	(2,000.7)	(2,221.5)

Recoverable deficit in schemes	(31.8)	(158.2)	(182.4)	(229.4)	4.1	—	(51.3)	(62.9)	(261.4)	(450.5)
Related deferred income tax asset	10.6	35.5	54.7	68.8	(1.0)	—	20.1	22.2	84.4	126.5

Net pension liability	(21.2)	(122.7)	(127.7)	(160.6)	3.1	—	(31.2)	(40.7)	(177.0)	(324.0)

Analysis of liabilities—funded and unfunded
Funded
Defined benefit pension schemes	(782.3)	(1,065.0)	(662.1)	(649.9)	(325.4)	(272.9)	(181.7)	(189.5)	(1,951.5)	(2,177.3)
Unfunded
Defined benefit pension schemes	(19.9)	(11.8)	—	—	—	—	(4.1)	(4.3)	(24.0)	(16.1)

Total—defined benefit pension schemes	(802.2)	(1,076.8)	(662.1)	(649.9)	(325.4)	(272.9)	(185.8)	(193.8)	(1,975.5)	(2,193.4)
Post-retirement healthcare obligations (unfunded)	(7.7)	(8.6)	—	—	—	—	(8.1)	(7.3)	(15.8)	(15.9)
Long-term service commitments (unfunded)	(6.6)	(6.9)	—	(1.3)	(2.8)	(4.0)	—	—	(9.4)	(12.2)

Actuarial value of liabilities (present value)	(816.5)	(1,092.3)	(662.1)	(651.2)	(328.2)	(276.9)	(193.9)	(201.1)	(2,000.7)	(2,221.5)

Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	63.5	59.9	62.4	63.2	32.5	35.0	63.7	65.8	57.3	57.3
Bonds	24.0	31.1	35.0	35.9	33.0	36.1	34.2	29.7	29.6	32.9
Property	10.3	6.9	0.8	0.7	23.6	20.8	—	1.1	9.4	7.1
Other	2.2	2.1	1.8	0.2	10.9	8.1	2.1	3.4	3.7	2.7

Total	100	100	100	100	100	100	100	100	100	100

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

The asset values above include €11.1 million in respect of investment in Ordinary Shares of the Company as at December 31, 2006 (2005: €9.3 million).

Analysis of amount included in the Consolidated Statements of Recognized Income and Expense (SORIE)

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Actual return less expected return on scheme assets	24.0	115.4	16.1	5.9	41.0	3.6	9.4	23.8	(3.4)	5.8	(2.9)	1.1	45.1	177.3	17.4
Experience (loss)/gain arising on scheme liabilities (present value)	(19.4)	29.9	(5.2)	19.3	3.3	—	(3.8)	5.5	(2.6)	(2.2)	3.5	1.3	(6.1)	42.2	(6.5)
Assumptions gain/(loss) arising on scheme liabilities (present value)	88.8	(177.1)	(80.2)	27.3	(105.2)	(26.9)	—	(23.3)	(8.4)	—	—	(14.6)	116.1	(305.6)	(130.1)

Actuarial gain /(loss) recognized in SORIE	93.4	(31.8)	(69.3)	52.5	(60.9)	(23.3)	5.6	6.0	(14.4)	3.6	0.6	(12.2)	155.1	(86.1)	(119.2)

Actuarial gains and losses and percentages of scheme assets and liabilities
Actual return less expected return on scheme assets	24.0	115.4	16.1	5.9	41.0	3.6	9.4	23.8	(3.4)	5.8	(2.9)	1.1	45.1	177.3	17.4
% of scheme assets	3.1%	12.4%	2.1%	1.2%	9.7%	1.1%	2.8%	8.6%	1.4%	4.1%	(2.1%)	0.9%	2.6%	10.0%	1.2%

Experience (loss)/gain arising on scheme liabilities (present value)	(19.4)	29.9	(5.2)	19.3	3.3	—	(3.8)	5.5	(2.6)	(2.2)	3.5	1.3	(6.1)	42.2	(6.5)
% of scheme liabilities (present value)	2.4%	(2.7%)	0.6%	(2.9%)	(0.5%)	—	1.2%	(2.0%)	1.0%	1.1%	(1.7%)	(0.8%)	0.3%	(1.9%)	0.4%

Actuarial gain/ (loss) recognized in SORIE	93.4	(31.8)	(69.3)	52.5	(60.9)	(23.3)	5.6	6.0	(14.4)	3.6	0.6	(12.2)	155.1	(86.1)	(119.2)
% of scheme liabilities (present value)	(11.4%)	2.9%	7.7%	(7.9%)	9.4%	4.7%	(1.7%)	(2.2%)	5.8%	(1.9%)	(0.3%)	7.2%	(7.8%)	3.9%	6.6%

Following transition to IFRS on January 1, 2004, the cumulative actuarial loss recognized in the SORIE is as follows :

2006
€m
Recognized in 2004 financial year	(119.2)
Recognized in 2005 financial year	(86.1)
Recognized in 2006 financial year	155.1

Cumulative actuarial loss recognized in SORIE	(50.2)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Reconciliation of scheme assets (bid value)
At January 1	934.1	763.7	421.8	339.1	276.9	243.3	138.2	118.5	1,771.0	1,464.6
Movement in year:
Translation adjustment	—	—	9.5	9.6	(10.9)	(2.1)	(15.4)	18.4	(16.8)	25.9
Arising on acquisition (note 33)	2.2	—	5.9	—	44.7	0.6	1.0	—	53.8	0.6
Employer contributions paid	27.4	34.8	20.4	17.1	8.4	6.9	11.0	2.5	67.2	61.3
Contributions paid by plan participants	6.7	8.2	4.6	4.5	6.0	4.8	—	—	17.3	17.5
Benefit payments	(34.4)	(39.3)	(15.5)	(12.7)	(15.0)	(10.2)	(7.6)	(7.7)	(72.5)	(69.9)
Actual return on scheme assets	79.3	166.7	33.0	64.2	22.2	33.6	15.4	6.5	149.9	271.0
Deconsolidation adjustment	(230.6)	—	—	—	—	—	—	—	(230.6)	—

At December 31	784.7	934.1	479.7	421.8	332.3	276.9	142.6	138.2	1,739.3	1,771.0

Reconciliation of actuarial value of liabilities
At January 1	(1,092.3)	(895.8)	(651.2)	(500.5)	(276.9)	(247.8)	(201.1)	(170.2)	(2,221.5)	(1,814.3)
Movement in year:
Translation adjustment	—	—	(13.4)	(14.1)	11.8	2.1	21.8	(25.7)	20.2	(37.7)
Arising on acquisition (note 33)	(11.4)	(0.2)	(5.9)	—	(48.7)	(0.7)	(1.8)	—	(67.8)	(0.9)
Current service cost	(32.7)	(35.0)	(17.7)	(15.8)	(11.6)	(10.5)	(7.7)	(6.5)	(69.7)	(67.8)
Contributions paid by plan participants	(6.7)	(8.2)	(4.6)	(4.5)	(6.0)	(4.8)	—	—	(17.3)	(17.5)
Benefit payments	34.4	39.3	15.5	12.7	15.0	10.2	7.6	7.7	72.5	69.9
Past service cost: benefit enhancements	(3.2)	(1.5)	—	—	0.5	—	—	—	(2.7)	(1.5)
Interest cost on scheme liabilities	(42.3)	(43.7)	(31.4)	(27.1)	(8.5)	(7.6)	(10.5)	(9.9)	(92.7)	(88.3)
Actuarial gain/(loss) arising on:
—experience variations	(19.4)	29.9	19.3	3.3	(3.8)	5.5	(2.2)	3.5	(6.1)	42.2
—changes in assumptions	88.8	(177.1)	27.3	(105.2)	—	(23.3)	—	—	116.1	(305.6)
Deconsolidation adjustment	268.3	—	—	—	—	—	—	—	268.3	—

At December 31	(816.5)	(1,092.3)	(662.1)	(651.2)	(328.2)	(276.9)	(193.9)	(201.1)	(2,000.7)	(2,221.5)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Anticipated employer contributions payable in the 2007 financial year (expressed using average exchange rates for 2006), amount to €54.5 million in aggregate.

History of scheme assets, liabilities and actuarial gains and losses

Given that the Group transitioned to IFRS with effect from January 1, 2004, a five-year history in respect of assets, liabilities and actuarial gains and losses is not available; the relevant data for the Group for the three years after transition to IFRS are as follows:

	2006	2005	2004
	€m	€m	€m
Bid value of assets	1,739.3	1,771.0	1,464.6
Actuarial value of liabilities (present value)	(2,000.7)	(2,221.5)	(1,814.3)

Recoverable deficit	(261.4)	(450.5)	(349.7)

Actual return less expected return on scheme assets	45.1	177.3	17.4
% of scheme assets	2.6%	10.0%	1.2%

Experience (loss)/gain arising on scheme liabilities (present value)	(6.1)	42.2	(6.5)
% of scheme liabilities (present value)	0.3%	(1.9%)	0.4%

Post-retirement healthcare benefits—sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 Employee Benefits is not material to the Group.

NOTE 28—CAPITAL GRANTS

	2006	2005
	€m	€m
At January 1	12.1	12.4
Translation adjustment	(0.1)	—
Arising on acquisition (note 33)	—	0.2
Received	0.4	1.5

	12.4	14.1
Released to Consolidated Statements of Income	(2.0)	(2.0)

At December 31	10.4	12.1

There are no unfulfilled conditions or other contingencies attaching to capital grants received.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—SHARE CAPITAL – EQUITY AND PREFERENCE

	Equity		Preference
	Ordinary Shares of €0.32 each	Income Shares of €0.02 each (i)	5% Cumulative Preference Shares of €1.27 each (ii)	7% ‘A’ Cumulative Preference Shares of €1.27 each (iii)	Treasury shares (vi)
	€m	€m	€m	€m	€m
December 31, 2006
Authorized
At January 1 and December 31	235.2	14.7	0.2	1.1	n/a

Number of Shares (000s)	735,000	735,000	150	872	n/a

Allotted, called-up and fully paid
At January 1	171.6	10.7	0.1	1.1	—
Share options and share participation schemes (iv)	1.7	0.2	—	—	—
Shares issued in lieu of dividends (v)	0.3	—	—	—	—
Shares acquired by Employee Benefit Trust (vi)	—	—	—	—	(15.7)
Charged under IFRS 2 (note 7)	—	—	—	—	1.3

At December 31	173.6	10.9	0.1	1.1	(14.4)

Number of Shares (000s)	542,790	542,790	50	872	(628)

The corresponding disclosure in respect of the year ended December 31, 2005 is as follows:
Authorized

At January 1 and December 31	235.2	14.7	0.2	1.1	n/a

Number of Shares (000s)	735,000	735,000	150	872	n/a

Allotted, called-up and fully paid
At January 1	170.3	10.7	0.1	1.1	n/a
Share options and share participation schemes (iv)	1.0	—	—	—	n/a
Shares issued in lieu of dividends (v)	0.3	—	—	—	n/a

At December 31	171.6	10.7	0.1	1.1	n/a

Number of Shares (000s)	536,324	536,324	50	872	n/a

(i)	Income Shares

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

Details of share options granted under the Company’s share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 7 to the Consolidated Financial Statements and in the Report on Directors’ Remuneration on pages R-1 to R-11.

Share participation schemes At December 31, 2006, 5,676,369 (2005: 5,427,090) Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in Note 7.

During the ten-year period commencing on May 3, 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v)	Shares issued in lieu of dividends

In May 2006, 497,960 (2005: 817,895) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €28.48 (2005: €20.60) per share, instead of part or all of the cash element of their 2005 and 2004 final dividends. In November 2006, 381,691 (2005: 182,387) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €27.12 (2005: €22.92) per share, instead of part or all of the cash element of their 2006 and 2005 interim dividends.

(vi)	Shares acquired by Employee Benefit Trust

Pursuant to the terms of the Performance Share Plan (see note 7), which was approved by shareholders at the 2006 Annual General Meeting, 627,750 Ordinary Shares were purchased by the Trustees of the Plan at a cost of €15.7 million. These shares, which do not rank for dividend, are accounted for as treasury shares in the Consolidated Balance Sheets, and are stated net of the IFRS 2 charge of €1.3 million (note 7) which has been expensed in the Consolidated Statements of Income.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 30—RESERVES

	2006				2005				2004
	Share premium account	Other reserves	Foreign currency translation reserve	Retained income	Share premium account	Other reserves	Foreign currency translation reserve	Retained income	Share premium account	Other reserves	Foreign currency translation reserve	Retained income
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
At January 1	2,208.3	37.4	233.5	3,532.7	2,149.3	23.5	(179.9)	2,770.1	2,078.3	13.8	—	2,148.2
Currency translation effects	—	—	(371.1)	—	—	—	413.4	—	—	—	(179.9)	—
Premium on shares issued	109.5	—	—	—	59.2	—	—	—	71.3	—	—	—
Expenses paid in respect of share issues	—	—	—	—	(0.2)	—	—	—	(0.3)	—	—	—
Share option expense (note 7)	—	14.7	—	—	—	13.9	—	—	—	9.7	—	—
Dividends (including shares issued in lieu of dividend) (note 11)	—	—	—	(222.4)	—	—	—	(185.2)	—	—	—	(156.0)
Actuarial gain/(loss) on Group defined benefit pension obligations	—	—	—	155.1	—	—	—	(86.1)	—	—	—	(119.2)
Movement in deferred tax asset on Group defined benefit pension obligations	—	—	—	(41.4)	—	—	—	21.7	—	—	—	31.3
Movement in deferred tax asset on share-based payments	—	—	—	26.7	—	—	—	12.3	—	—	—	—
Gains/(losses) relating to cash flow hedges	—	—	—	(2.4)	—	—	—	2.7	—	—	—	(0.3)
Movement in deferred tax liability on cash flow hedges	—	—	—	0.4	—	—	—	(0.7)	—	—	—	—
Group income for the financial year attributable to equity holders of the Company	—	—	—	1,210.2	—	—	—	997.9	—	—	—	866.1

At December 31	2,317.8	52.1	(137.6)	4,658.9	2,208.3	37.4	233.5	3,532.7	2,149.3	23.5	(179.9)	2,770.1

Reconciliation of shares issued to proceeds shown in Consolidated Statements of Cash Flows

	2006	2005	2004
	€m	€m	€m
Shares issued at nominal amount (note 29):
—share options and share participation schemes	1.9	1.0	1.0
—shares issued in lieu of dividends	0.3	0.3	0.7
Premium on shares issued	109.5	59.2	71.3

Total value of shares issued	111.7	60.5	73.0
Shares issued in lieu of dividends	(24.5)	(21.0)	(36.4)

Proceeds from issue of shares—Consolidated Statements of Cash Flows	87.2	39.5	36.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 31—MINORITY INTEREST

	2006	2005
	€m	€m
At January 1	38.3	34.2
Translation adjustment	(1.3)	0.8
Income after tax (less attributable to associates)	14.0	8.2
Dividends paid by subsidiaries to minority interests	(11.9)	(9.4)
Arising on acquisition (note 33)	(0.4)	4.2
Shares issued to minority interests	3.1	0.3

At December 31	41.8	38.3

NOTE 32—COMMITMENTS UNDER OPERATING AND FINANCE LEASES

Operating leases

Future minimum rentals payable under non-cancelable operating leases at December 31 are as follows:

	2006	2005
	€m	€m
Within one year	198.8	152.3
After one year but not more than five years	425.8	344.9
More than five years	286.3	187.8

	910.9	685.0

Lease commitments

The future minimum payments to which the Group is committed as at December 31, 2006 under operating leases are as follows:

Year ending December 31	€m
2007	198.8
2008	147.8
2009	117.0
2010	91.0
2011	70.0
2012 and thereafter	286.3

910.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—COMMITMENTS UNDER OPERATING AND FINANCE LEASES (continued)

Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2006		2005
	Minimum payments	Present value of payments	Minimum Payments	Present value of Payments
	€m	€m	€m	€m
Within one year	19.9	16.8	15.2	13.3
After one year but not more than five years	36.4	30.3	34.9	30.1
More than five years	8.0	6.7	7.1	6.0

Total minimum lease payments	64.3		57.2
Less: amounts allocated to future finance costs	(10.5)		(7.8)

Present value of minimum lease payments	53.8	53.8	49.4	49.4

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

The principal business combinations completed during the year ended December 31, 2006 by reporting segment, together with the completion dates, were as follows; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:

Europe Materials:

Estonia: Kehra (January 2); Ireland: Salmor (June 30) and a 50% joint venture stake in bitumen storage facilities (December 1); Poland: Pater Firm Bruk Company (May 23), three Jadar concrete paving plants (July 18) and a minority stake in Grupa Silikaty (June 28); Portugal: Sicobetão (March 31) and Ecorresiduos (September 30); Slovakia: Kamenolomy (January 24); Switzerland: Frenke Beton (January 20); Ukraine: Popelniansky (February 20) and Bekhovsky (July 12).

Europe Products:

Belgium: Vibrobeton (March 10) and Oeterbeton (July 7); France: ATA (March 9) and Chapron Leroy (August 31); Germany: Halfen-Deha Group (May 2) and Rhebau (June 2); Ireland: Construction Accessories (July 19); Italy: Record (October 30); The Netherlands: Nuth (June 2) and AVZ (August 2); Switzerland: Element (January 12) and Prebeton (February 1); United Kingdom: Supreme Concrete (April 12) and TangoRail (September 4).

Europe Distribution:

Belgium: GAMMA Schelle & GAMMA Dendermonde (February 22); France: Etrechy Matériaux (August 31); The Netherlands: Kalkmortelcentrale (January 27) and Kachelhuus (June 30); Switzerland: “Triple B” —BAW Baustoffe, BAB Baustoffe and BAF Baustoffe (February 23) and BMH Hägendorf and Dennler (July 4).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

Americas Materials:

Substantial acquisition: Ashland Paving And Construction (“APAC”) (August 28), headquartered in Atlanta, Georgia, with extensive operations in 14 mid-western and southern U.S. states.

Colorado: Gosney & Sons (September 25); Delaware: Pioneer Concrete (February 3); Florida: 50% of American Cement Company (June 30); Georgia: H&S Whiting (October 11); Idaho: Summit Stone and Consolidated Concrete (October 5); Minnesota: Emmetsburg Readymix (January 16), Owatonna Construction (February 17) and Central Concrete (February 24); Montana: Goose Bay Equipment (June 2); New Hampshire: Bissonette Redimix (January 12); New Jersey: Bedrock (February 17); Nevada: Boehler Construction (June 23); North Carolina: Fletcher Limestone (October 13); Ohio: Stansley Readymix (February 17), Miller Companies (April 14), Apache Aggregate and Paving (April 27), Tri-Son Concrete (August 31) and Baird Concrete Products (August 18); Oregon: J.C. Compton (June 23) and Egge Sand & Gravel (October 20).

Americas Products:

California: BES Concrete Products (December 15); Colorado: Foothills Concrete Pipe and Products (January 13); Florida: U.S. Global Glass (June 2); Georgia: McArthur Concrete Products (August 31); Illinois, Indiana, Kentucky and Ohio: Sakrete® trademark and territory rights (January 6); Indiana: Hartford Concrete Products (June 1); Iowa: Rhino Block & Materials (July 5); North Carolina: W.P. Rose Supply (August 7); Texas: Texas Wall Systems (January 6) and MMI Products (April 28); Toronto: Antamex (August 8).

Americas Distribution:

Florida: Osprey Building Materials (April 24), Lakehill Ventures (October 30) and All Star Building Supplies (October 5); Hawaii: RRS (November 1); Texas: Builders Gypsum Supply (October 3); Virginia and the Carolinas: Interior Distributors (June 1).

The business combinations completed by the Group during the two years ended December 31, 2005 and 2006 are summarized below. All acquisitions have been accounted for under the purchase method.

	Date	(€m)
Acquired in 2005
Mountain companies, Bizzack and assets of Southern Minnesota Construction	October 2005	332.4
Europe Materials Division—4 deals		34.4
Europe Products & Distribution Division—15 deals		393.1
Americas Materials Division—17 deals		77.3
Americas Products & Distribution Division—18 deals		231.9

Total cost of acquisitions completed in 2005		1,069.1

Acquired in 2006
Americas Materials Division—APAC	August 2006	1,029.1
Europe Materials Division—12 deals		65.0
Europe Products & Distribution Division—19 deals		375.7
Americas Materials Division—20 deals		288.7
Americas Products & Distribution Division—17 deals		556.4

Total cost of acquisitions completed in 2006		2,314.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The date that each business was acquired and upon which assets were received and the date when control over the operating and financial decisions was obtained were one and the same.

	2006			2005
	APAC	Other acquisitions	Total
	€m	€m	€m	€m
Identifiable net assets acquired (excluding net debt assumed)
Assets
Non-current assets
Property, plant and equipment (note 13)	620.4	463.2	1,083.6	502.4
Intangible assets:—goodwill (note 14)	328.5	489.2	817.7	327.9
—excess of fair value of identifiable net assets over consideration paid	—	(6.8)	(6.8)	(4.3)
—other intangible assets (note 14)	—	98.0	98.0	46.4
Investments in associates (note 15)	—	0.8	0.8	11.9
Other financial assets (note 15)	—	0.2	0.2	9.0
Deferred income tax assets (note 26)	—	11.4	11.4	11.9

Total non-current assets	948.9	1,056.0	2,004.9	905.2

Current assets
Inventories (note 20)	134.8	228.2	363.0	190.3
Accounts receivable and prepayments (note 20)	320.2	295.2	615.4	247.5

Total current assets	455.0	523.4	978.4	437.8

Equity
Minority interest (note 31)	—	0.4	0.4	(4.2)

Total equity	—	0.4	0.4	(4.2)

Liabilities
Non-current liabilities
Deferred income tax liabilities (note 26)	(48.6)	(54.9)	(103.5)	(24.1)
Retirement benefit obligations (note 27)	—	(14.0)	(14.0)	(0.3)
Provisions for liabilities (stated at net present cost—note 25)	(78.2)	(3.6)	(81.8)	(13.8)
Capital grants (note 28)	—	—	—	(0.2)

Total non-current liabilities	(126.8)	(72.5)	(199.3)	(38.4)

Current liabilities
Accounts payable and accrued liabilities (note 20)	(223.6)	(214.7)	(438.3)	(228.4)
Current income tax liabilities	—	(0.9)	(0.9)	(2.9)
Provisions for liabilities (stated at net present cost—note 25)	(24.4)	(5.9)	(30.3)	—

Total current liabilities	(248.0)	(221.5)	(469.5)	(231.3)

Total consideration (enterprise value)	1,029.1	1,285.8	2,314.9	1,069.1

Satisfied by
Cash payments	1,023.7	1,004.7	2,028.4	860.1
Professional fees incurred on business combinations	5.4	13.9	19.3	6.2
Cash and cash equivalents acquired on acquisition (note 24)	—	(69.3)	(69.3)	(58.0)

Net cash outflow	1,029.1	949.3	1,978.4	808.3
Net debt (other than cash and cash equivalents) assumed on acquisition:
—non-current interest-bearing loans and borrowings and finance leases (note 24)	—	6.8	6.8	28.0
—current interest-bearing loans and borrowings and finance leases (note 24)	—	232.2	232.2	109.6
Deferred and contingent acquisition consideration (stated at net present cost—note 20)	—	97.5	97.5	123.2

Total consideration (enterprise value)	1,029.1	1,285.8	2,314.9	1,069.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The acquisition of APAC has been deemed to be a substantial transaction and separate disclosure of the fair values of the identifiable assets and liabilities has therefore been made. None of the remaining business combinations completed during the financial year was considered sufficiently material to warrant separate disclosure of the fair values attributable to those combinations.

An excess in the fair value of identifiable net assets acquired over consideration paid arose during the period in respect of certain of the business combinations quoted above. This amount of €6.8 million (2005: €4.3 million) has been recognized immediately in the Consolidated Statements of Income as a component of other operating income as disclosed in note 3.

No contingent liabilities were recognized on the business combinations completed during the financial period.

The principal factor contributing to the recognition of goodwill on business combinations entered into by the Group is the realization of cost savings and synergies with existing entities in the Group.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the combination together with the adjustments made to those carrying values to arrive at the fair values disclosed above were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Fair value
	€m	€m	€m	€m
APAC
Non-current assets (excluding goodwill)	452.4	168.0	—	620.4
Current assets	453.1	1.9	—	455.0
Non-current liabilities	(85.9)	(40.9)	—	(126.8)
Current liabilities	(248.0)	—	—	(248.0)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	571.6	129.0	—	700.6
Goodwill arising on acquisition	457.5	(129.0)	—	328.5

Total consideration (enterprise value)	1,029.1	—	—	1,029.1

Other acquisitions
Non-current assets (excluding goodwill)	361.2	212.4	—	573.6
Current assets	504.3	20.1	(1.0)	523.4
Non-current liabilities	(46.4)	(26.0)	(0.1)	(72.5)
Current liabilities	(202.6)	(14.3)	(4.6)	(221.5)
Minority interest	0.4	—	—	0.4

Identifiable net assets acquired (excluding goodwill and net debt assumed)	616.9	192.2	(5.7)	803.4
Goodwill arising on acquisition	668.9	(192.2)	5.7	482.4

Total consideration (enterprise value)	1,285.8	—	—	1,285.8

Total consideration (enterprise value)	2,314.9	—	—	2,314.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the business combinations disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to disclosure in the 2007 Annual Report. The total adjustments processed to the fair values of business combinations completed during 2005 where those fair values were not readily or practicably determinable as at December 31, 2005 were as follows:

	Initial fair value assigned	Adjustments to provisional fair values	Revised fair value
	€m	€m	€m
Non-current assets (excluding goodwill)	371.9	3.3	375.2
Current assets	177.5	(9.7)	167.8
Non-current liabilities	(12.0)	(2.9)	(14.9)
Current liabilities	(76.7)	4.3	(72.4)
Minority interest	(2.0)	(0.1)	(2.1)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	458.7	(5.1)	453.6
Goodwill arising on acquisition	114.2	5.3	119.5

Total consideration (enterprise value)	572.9	0.2	573.1

The post-acquisition impact of business combinations completed during the year on Group income for the financial year was as follows:

	2006			2005 Total
	APAC	Other acquisitions	Total
	€m	€m	€m	€m
Revenue	761.5	1,145.5	1,907.0	448.3
Cost of sales	(621.1)	(834.1)	(1,455.2)	(345.3)

Gross profit	140.4	311.4	451.8	103.0
Operating costs	(114.2)	(228.9)	(343.1)	(84.7)

Group operating income	26.2	82.5	108.7	18.3
Gain on sale of investments and property, plant and equipment	—	—	—	0.2

Income before finance costs	26.2	82.5	108.7	18.5

The revenue and income of the Group for the financial year determined in accordance with IFRS as though the acquisition date for all business combinations effected during the year had been the beginning of that year would be as follows:

	Pro-forma 2006
	APAC	Other acquisitions	CRH Group excluding 2006 acquisitions	Pro-forma Consolidated Group	Pro-forma 2005
	€m	€m	€m	€m	€m
Revenue	1,969.7	1,918.4	16,830.4	20,718.5	15,593.8

Group income for the financial year	1.1	53.6	1,184.5	1,239.2	1,030.2

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

A number of business combinations have been completed subsequent to the balance sheet date. None of these combinations is individually material to the Group thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure, are published in January and July each year.

The following unaudited pro-forma combined operating results of the Group for the years ended December 31, 2006, 2005 and 2004 have been prepared as if the acquisition of the companies in 2006 outlined on pages F-73 and F-74 were effective as of January 1, 2005.

	2006		2005
	€m		€m
Revenue	20,718.5		19,444.6

Net income attributable to ordinary shareholders	1,225.1		1,099.0

Net income per ordinary share	227.1	c	205.7	c

CRH has completed acquisitions totaling approximately €373 million from January 1, 2007 to April 26, 2007.

NOTE 34—RELATED PARTY TRANSACTIONS

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages F-7 to F-21. A listing of the principal subsidiaries, joint ventures and associates is provided in Exhibit 8 to this Annual Report.

Sales to and purchases from, together with outstanding payables to and receivables from, subsidiaries and joint ventures are eliminated in the preparation of the Consolidated Financial Statements in accordance with IAS 27 Consolidated and Separate Financial Statements. Loans extended by the Group to joint ventures and associates are included in financial assets (whilst the Group’s share of the corresponding loans payable by joint ventures are included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group’s interests in these entities). Sales to and purchases from associates during the financial year ended December 31, 2006 amounted to €17.1 million and €437.9 million respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are on terms equivalent to

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RELATED PARTY TRANSACTIONS (continued)

those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 15) are extended on normal commercial terms with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors’ Remuneration on pages R-1 to R-11, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on Directors’ Remuneration on pages R-1 to R-11 of this Annual Report.

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. However, the Consolidated Financial Statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

IFRS differ in certain significant respects from Generally Accepted Accounting Principles in the United States (U.S. GAAP). The adjustments necessary to state net income and shareholders’ equity under U.S. GAAP are shown in the table on page F-89 and are addressed and quantified below.

Under US GAAP, the Company has adopted two new accounting standards during the year: Statement of Financial Accounting Standards (SFAS) No. 158 Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132R and FAS No. 123(R) Share-Based Payment. The impact of adopting these standards is described below.

(i)	Provisions (including environmental rehabilitation obligations) and deferred and contingent acquisition consideration

Statement of Financial Accounting Standards (SFAS) 143 Accounting for Asset Retirement Obligations (SFAS 143) requires companies to record liabilities equal to the fair value of their asset retirement obligations (ARO) when they are incurred. Over time, the ARO liability is accreted for the change in its present value each period. While IFRS similarly requires such liabilities to be recognized as provisions, the detailed computations required by SFAS 143 result in differences between IFRS and U.S. GAAP; the adjustments under U.S. GAAP are described below.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Provisions and deferred and contingent acquisition consideration are subject to discounting under IFRS where the time value of money is deemed to be material. Under U.S. GAAP discounting is only permitted when the timing and the amounts of the associated future cash flows are either fixed or reliably determinable; this criterion is satisfied only in the context of deferred acquisition consideration where the future payments are contractually agreed and not subject to fluctuation. The discounting of provisions and contingent acquisition consideration under IFRS is therefore reversed in the accompanying reconciliation.

Under IFRS, contingent acquisition consideration is provided on a discounted basis in acquisition balance sheets to the extent that the future payment is probable and the liability is reliably measurable at the acquisition date. Under U.S. GAAP, contingent consideration is only recognized at the acquisition date when the amounts are determinable beyond a reasonable doubt; as a result, under U.S. GAAP, contingent consideration is not discounted and is recorded when the contingency is resolved and the consideration is issued or becomes issuable.

The credit adjustment of €3.3 million (2005: charge of €0.1 million; 2004: charge of €2.1 million) against income comprises a long-lived asset depreciation expense of €5.2 million (2005: €3.7 million; 2004: €4.5 million) together with an accretion expense of €1.5 million (2005: €1.4 million; 2004: €1.2 million) on the total ARO liability; the adjustment is stated net of the €1.8 million (2005: €0.7 million; 2004: €1.7 million) already charged to net income under IFRS relating to quarry assets in environmental remediation provisions and net of a credit of €8.2 million (2005: €4.3 million; 2004: €1.9 million) relating to discounting of provisions and contingent acquisition consideration under IFRS reversed in the reconciliation.

(ii)	Accounting for interest-bearing loans and borrowings, derivative financial instruments and hedging activities

The accounting policies under IFRS for interest-bearing loans and borrowings, derivative financial instruments and hedging activities are outlined on pages F-18 and F-19 of this Annual Report. Derivative financial instruments are stated at fair value. Where derivatives do not fulfill the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the Consolidated Statements of Income. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account current interest and currency rates and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price). All loans and borrowings are initially recorded at cost being the fair value of the consideration received net of attributable transaction costs. Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are measured at amortized cost employing the effective interest yield methodology.

Under U.S. GAAP, if a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognized in the statement of other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income. The short-cut methodology under SFAS 133 Accounting for Derivative Instruments and Hedging Activities, which exempts an entity from conducting detailed effectiveness testing where the critical terms of the hedging instrument and of the entire hedged asset or liability are the same, is applied, where relevant, for the purposes of U.S. GAAP accounting. Given that the cash flow hedges in existence pertain to items of income and expense and are hence included in net income, no GAAP difference arises when the forecasted transaction results in the recognition of a non-financial asset or liability.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Although fair valuation of derivative financial instruments is required under both IFRS and U.S. GAAP, differences in the requirements governing qualification for hedge accounting result in certain derivative financial instruments qualifying for hedge accounting under IFRS but not under U.S. GAAP. The net Consolidated Statements of Income charge of €6.3 million (2005: credit of €6.0 million; 2004: debit of €7.0 million) arising from the fair valuation of derivative financial instruments under IFRS is replaced by a charge of €7.0 million (2005: credit of €9.9 million; 2004: debit of €16.1 million) under U.S. GAAP, giving rise to an additional net charge of €0.7 million to net income under U.S. GAAP (2005: net credit of €3.9 million; 2004: net debit of €9.1 million).

(iii) Stock-based employee compensation expense

In December 2004, the Financial Accounting Standards Board (FASB) in the United States issued SFAS 123 (revised 2004) Share-Based Payment (SFAS 123(R)), which is a revision of SFAS 123 Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion 25 (APB 25) Accounting for Stock Issued to Employees, and amends SFAS 95 Statement of Cash Flows. As a result, following the introduction of SFAS 123(R), the application of APB 25 in the U.S. GAAP reconciliation together with pro-forma disclosure of the impact on net income of applying SFAS 123 is no longer permitted (please see the ensuing paragraph wherein the provisions of APB 25 are summarized). Pro-forma disclosures are, however, reported for the prior period as previously required by SFAS 123 as amended by SFAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.

Prior to transition to SFAS 123(R), the Group elected, as permitted by SFAS 123, to follow the intrinsic value method of accounting for share options as set out in APB 25. Under this methodology, compensation expense was booked to income in each period from the date of grant, or the date on which achievement of the EPS growth targets was deemed probable, if later, to the “date of measurement” (i.e. the first date on which the relevant EPS growth targets were achieved), based on the difference between the option price and the quoted market price of the shares at the end of each of the relevant reporting periods.

Under the terms of the Group’s employee share option schemes (excluding savings-related share option schemes), as described in notes 7 and 29 to the IFRS financial statements, share options can only be exercised after the expiration of at least three years or five years from the dates of grant and after specific EPS growth targets have been achieved. As the share options are indexed to a factor in addition to the entity’s share price which is not a market, performance or service condition, the share options granted under the 2000 share option scheme are classified as liability awards under SFAS 123(R). Awards made under the Performance Share Plan are similarly classified as liability awards for the purposes of SFAS 123(R). The accompanying Reconciliation to U.S. GAAP reflects adjustments to both net income and equity stemming from the above.

Options granted under the savings-related share option schemes are accounted for as equity awards under SFAS 123(R). Compensation costs arising in respect of these awards prior to the effective date of SFAS 123(R) (but subsequent to the effective date of SFAS 123) are accounted for in accordance with the latter standard where the related awards remain unvested as at the effective date of SFAS 123(R) (i.e. January 1, 2006).

The Group adopted SFAS 123(R) on January 1, 2006 for the purposes of reporting under U.S. GAAP and elected to avail of the “modified prospective” methodology governing transition to reporting under SFAS 123(R). Given that options granted to employees under the 2000 share option scheme are classified as liability awards, compensation costs arising in respect of share-based payment awards prior to the effective date of SFAS 123(R) are accounted for in accordance with SFAS 123(R) where the related awards remain unvested as at the effective

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

date of SFAS 123(R) (i.e. January 1, 2006). By virtue of the election to apply the modified prospective transition methodology, the figures reported in the Reconciliation to U.S. GAAP for the prior financial year (i.e. 2005) are computed in accordance with APB 25.

SFAS 123(R) requires companies to adopt a fair value approach to valuing share options that requires compensation cost to be recognized based on the fair value of share options granted. Where awards are classified as liabilities under SFAS 123(R), in addition to recognizing a balance sheet liability, compensation expense is booked to income each period from the date of grant to the date of measurement based on the fair value of the share options calculated using a recognized stock option-pricing model. Under U.S. GAAP, the income statement charge in respect of liability awards only for each reporting period prior to the date of measurement is determined through re-computing the fair value of each award at each reporting date. CRH employs a lattice-pricing model to perform the required computations under both IFRS and U.S. GAAP. Under IFRS, all share-based payments are equity-settled (as defined in IFRS 2 Share-based Payment) and a balance sheet liability is accordingly not recognized in respect of these arrangements. The share-based payments expense in the Consolidated Statements of Income under IFRS is based on grant date fair value measurement in respect of awards granted after November 7, 2002 and unvested as at January 1, 2005, allocated to accounting periods over the vesting period.

Application of SFAS 123(R) under U.S. GAAP results in the recognition of a incremental expense of €72.6 million (2005—APB 25: €51.6 million; 2004 : €15.5 million) representing the difference between the expense of €16.0 million (2005 : €13.9 million; 2004 : €9.7 million) recorded under IFRS and a charge of €88.6 million (2005—APB 25 : €65.5 million; 2004 : €25.2 million) under U.S. GAAP; €93.9 million of the total charge under U.S. GAAP relates to liability awards with the balancing credit of €5.3 million pertaining to equity awards. As required by SFAS 123(R), the fair value of the liability at transition is recognized firstly by reducing equity to the extent of previously recognized compensation cost (in the amount of €73.2 million), and secondly, by recognizing the remainder as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle on transition to SFAS 123(R) amounted to €1.2 million (stated net of tax of €0.2 million); in accordance with the modified prospective transition methodology, this amount is reflected as an adjustment to net income in the Reconciliation to U.S. GAAP. The impact of transition to SFAS 123(R) in respect of equity awards amounted to €6.8 million and has been recognized as a debit in additional paid-in capital.

In addition to the above movements in equity, a credit totaling €14.7 million has been recognized comprising €13.2 million pertaining to the exercise of share options classified as liability awards and €1.5 million in respect of equity awards.

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

In addition, under previous GAAP, goodwill arising on business combination activity prior to January 1, 1998 was written-off immediately against reserves; this goodwill was not reinstated on transition to IFRS. This distinction between capitalized goodwill and goodwill written-off against equity reserves was not recognized under U.S. GAAP and an adjustment was therefore required to capitalize all goodwill written-off against equity reserves.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Under U.S. GAAP in effect until January 1, 2002, capitalized goodwill was amortized to income over its estimated useful life; for the purposes of the U.S. GAAP reconciliation, a useful life of 40 years had been adopted.

Under IFRS, intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Furthermore, IFRS requires the immediate recognition in the Consolidated Statements of Income of any excess of fair value of identifiable net assets over consideration paid (commonly termed “negative goodwill”) arising on acquisitions during the year.

Under SFAS 141 Business Combinations and SFAS 142 Goodwill and Other Intangible Assets, goodwill is no longer amortized, but is subject to annual impairment testing. Any negative goodwill arising during the year is amortized to income over the average life of the assets to which the negative goodwill is allocated. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied SFAS 141 and SFAS 142 in accounting for goodwill and other intangible assets beginning January 1, 2002 and performed the first of the required annual impairment tests of goodwill as of that date. The U.S. GAAP and IFRS impairment tests performed in respect of the 2005 financial year indicated that no impairment of goodwill had occurred. An impairment loss amounting to €50.0 million was recognized in 2006 under both IAS 36 Impairment of Assets and APB 18 The Equity Method of Accounting for Investments in Common Stock in respect of the Group’s investment in Cementbouw bv, a joint venture engaged in materials trading and readymixed concrete.

The IFRS intangible asset amortization expense of €25.3 million for the year ended December 31, 2006 (2005 : €9.1 million; 2004: €4.1 million) and the negative goodwill credit of €6.8 million (2005 : €4.3 million; 2004: €10.9 million) is eliminated under U.S. GAAP and replaced by a net expense of €47.8 million (2005: €33.1 million; 2004: €37.5 million), comprising acquisition-related payments of €6.3 million (2005 : €5.8 million; 2004: €12.2 million) included in goodwill under IFRS and expensed under U.S. GAAP, a charge of €44.1 million (2005: €29.3 million; 2004: €29.3 million) in respect of intangible asset amortization under U.S. GAAP, and other credits of €2.6 million (2005: €2.0 million; 2004: €4.0 million).

The difference between the intangible asset amortization figure under IFRS and U.S. GAAP of €18.8 million (2005 : €20.2 million; 2004: €25.2 million) (excluding the aforementioned acquisition-related payments and the other credits) is attributable to the fact that IFRS 3 Business Combinations was applied prospectively with effect from the transition date to IFRS (January 1, 2004) and therefore does not mirror the application date for SFAS 141 and SFAS 142 under U.S. GAAP, which have been applied with effect from January 1, 2002.

(v)	Property revaluations

Under previous (i e Irish) GAAP, it was permitted to restate property assets on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. On transition to IFRS, the revalued amounts were regarded as deemed cost. Such restatements are not permitted under U.S. GAAP, and accordingly, adjustments to net income and shareholders’ equity are required to eliminate the effect of such restatements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

(vi)	Impairment of long-lived assets (other than goodwill)

In accordance with IAS 36 Impairment of Assets, the carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Where the carrying values exceed the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), the assets or cash-generating units are written-down to their recoverable amount. Under U.S. GAAP, an asset held for use is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. Such impairment reviews are only performed if indicators of impairment exist. No asset impairments were incurred under either IFRS or U.S. GAAP in the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

(vii)	Retirement benefit obligations

Under IFRS, the liabilities and costs associated with the Group’s defined benefit pension schemes and post-retirement healthcare obligations (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-retirement benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the Consolidated Statements of Income on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the Consolidated Statements of Income. The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or liabilities on the face of the Consolidated Balance Sheets. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities, as appropriate. The Group has elected to avail of the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures to recognize post transition date actuarial gains and losses immediately in the Consolidated Statement of Recognized Income and Expense.

In addition, under IFRS, the defined benefit pension asset or liability in the Consolidated Balance Sheets comprises the total for each scheme of the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds) less any past service cost not yet recognized and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.

Prior to the introduction of SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R), the balance sheet treatment of defined benefit pension schemes under IFRS contrasted with U.S. GAAP where the corridor methodology was employed impacting both the net income and shareholders’ equity reconciliations. In summary, the corridor methodology under U.S. GAAP, which is a permitted alternative under IAS 19 Employee Benefits, requires that any gain or loss which exceeds 10% of the greater of the actuarial value of the liabilities and the fair value of the schemes’ assets be amortized to net income on a periodic basis over the average remaining working lives of the active participants in the schemes. In line with the provisions governing transition to SFAS 158, the adjustments reflected in the Reconciliation to U.S. GAAP for the preceding financial years remain as reported in the 2005 Annual Report on Form 20-F.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

SFAS 158, which is effective as of December 31, 2006, requires the recognition of the over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through the statement of comprehensive income. In addition to the above, SFAS 158 also requires the following:

•

Recognition, on a net of tax basis, as a component of accumulated other comprehensive income of the actuarial gains and losses and any prior service costs or credits which arise during the period but which, pursuant to SFAS 87 and SFAS 106, are not recognized as components of net periodic benefit cost. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition provisions of SFAS 87 and SFAS 106. The recognition requirements pertaining to unrecognized actuarial gains and losses eliminate the concept of minimum pension liability under SFAS 87 (i.e. the excess of any unfunded accumulated benefit obligation over unrecognized prior service cost) and the inclusion of such within accumulated other comprehensive income.

•

Recognition as an adjustment to retained income, net of tax, of any transition asset or transition obligation remaining from the initial application of SFAS 87 or SFAS 106. To the extent that these amounts arise, they are no longer amortized as a component of net periodic benefit cost following the introduction of SFAS 158.

Under IFRS, the interest cost on defined benefit pension scheme liabilities and the expected return on defined benefit pension scheme assets are included as components of total finance costs and finance revenue respectively. For the purposes of U.S. GAAP, these items are treated as part of the net pension cost in arriving at operating income.

Application of SFAS 158 results in the following adjustments in the Reconciliation to U.S. GAAP on page F-89:

•

Recognition of an incremental cost of €57.7 million (2005 – SFAS 87: €18.8 million; 2004: €22.4 million) representing the difference between the expense recorded under IFRS and that recorded under U.S. GAAP.

•

Recognition of an incremental retirement benefit liability of €30.9 million (2005: asset of €466.0 million) reflecting the continuation of defined benefit accounting under U.S. GAAP of the two schemes in the Netherlands deconsolidated under IFRS on the basis of classification as collective defined contribution; the difference between the credit of €37.7 million recorded under IFRS and reversed under U.S. GAAP and the figure of €30.9 million above arises from the fact that one of the aforementioned schemes was deconsolidated under IFRS with effect from January 1, 2006 and the other as at December 31, 2006. These schemes do not possess individual accounts in respect of each of the members and accordingly do not qualify as defined contribution schemes under U.S. GAAP.

•

A €247.5 million debit to accumulated other comprehensive income reflecting the inclusion of the cumulative actuarial losses arising on transition to SFAS 158 and the related net deferred tax asset together with the elimination of the additional minimum liability no longer permitted under SFAS 158.

(viii)	Debt issue expenses

Prior to 2002, costs relating to the issue of debt securities were expensed under Irish GAAP in the period in which the costs were incurred. With effect from January 1, 2002 the Group has amortized such expenses to income over the life of the debt, which is consistent with U.S. GAAP.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Debt issue expenses amounting to €17.4 million (2005: nil; 2004: nil) were incurred during 2006 in the marketing of a Public Bond Issue. In accordance with IFRS, the total costs incurred have been netted against the related interest-bearing loans and borrowings; under U.S. GAAP, this amount would be classified within receivables but would not give rise to any difference in equity as reported in the accompanying Reconciliation to U.S. GAAP on page F-89.

(ix)	Deferred tax and mineral reserves

Under IFRS, the Group has fully provided in its financial statements for deferred tax on all temporary differences as required by SFAS 109 Accounting for Income Taxes, other than in respect of share-based payments and intangible assets where differences exist between IFRS and U.S. GAAP in the methodologies employed for the computation of deferred tax. The adjustments to net income under U.S. GAAP referred to above give rise to movements in deferred tax which are shown separately in the reconciliation on page F-89.

Prior to IFRS transition, and in accordance with Irish GAAP, deferred tax liabilities were not recorded in respect of the uplift in mineral reserves acquired in business combinations. Such deferred tax liabilities were recorded on transition to IFRS, with a corresponding adjustment to retained income. Accordingly, a reconciling item exists in shareholders’ equity in respect of the unamortized balance of mineral reserves associated with the recognition of the deferred tax liabilities under U.S. GAAP. The mineral reserves depletion charge in respect of these balances amounted to €7.1 million (2005: €7.0 million; 2004: €3.9 million).

(x)	Consolidation method—joint ventures

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

Under U.S. GAAP, joint ventures must be accounted for under the equity method. This would not result in any difference in the net income of the Group, but the proportionate consolidation of the assets and liabilities of the joint ventures on a line-by-line basis with similar items in the IFRS Consolidated Balance Sheets would be eliminated and shown as an investment in joint ventures in the U.S. GAAP Consolidated Balance Sheets. The resultant reclassifications (including the aforementioned impairment of the Group’s investment in Cementbouw bv—see (iv) above) would not give rise to any difference in shareholders’ equity.

(xi)	Currency translation adjustment

Under both IFRS and U.S. GAAP, items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Company.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in Accumulated Other Comprehensive Income under U.S. GAAP. The currency translation adjustment included in comprehensive income on page F-89 also includes the translation impact of the adjustments to net income under U.S. GAAP for each year.

(xii) Variable Interest Entities (VIEs)

Where control is realized through means other than voting rights, the relevant U.S. GAAP interpretation, (namely FIN 46(R)), which was issued in December 2003, requires that entities fulfilling the definition of VIEs are consolidated in the financial statements of the primary beneficiary of the variable interests. No circumstances exist in any of the joint ventures (which are proportionately consolidated subject to joint control) or associates (which are equity-accounted on the basis of significant influence) in which the Group participates which would give rise to these entities being classified as VIEs in accordance with FIN 46(R).

(xiii)	Minority interests—preferred stock

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

(xiv)	Recent accounting pronouncements

In September 2006, the FASB issued Statement No. 157 Fair Value Measurements (SFAS 157), seeking to clarify the methodology used to measure fair value by emphasizing that market-based measurement should be used as the method to value assets and liabilities. This establishes a fair value hierarchy and incorporates an adjustment for risk in the valuation model. It also expands the disclosures required for fair value measurements.The statement will be applied prospectively from the effective date of January 1, 2008, with limited retrospective effect on financial instruments previously measured at fair value under the initial recognition of FASB Statement 133 Accounting for Derivative Instruments and Hedging Activities.

In July 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 requires tax benefits from uncertain positions to be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in unrecognized tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognized tax benefits. FIN 48 applies for the Group’s financial year beginning January 1, 2007.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159) expanding opportunities to use fair value measurement in financial reporting and permitting entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for the Group’s financial year beginning on January 1, 2008.

The Group is evaluating the impact of these standards and has not yet determined the effect of adoption on the financial position and result of operations.

(xv)	Operating income

Operating income under U.S. GAAP reflects income before finance costs under IFRS adjusted to

(i)	include the net income reconciling items on page F-89 to the extent that they impact operating income;

(ii)	exclude proportionately consolidated operating income of joint ventures; and

(iii)	reclassify the expected return on scheme assets and the interest cost on scheme liabilities (net of amounts applicable to joint ventures) from finance revenue and finance costs to operating income.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

RECONCILIATION TO U.S. GAAP

Effect on net income	2006		2005		2004
	€m		€m		€m
Net income (Group income for the financial year) as reported in the Consolidated Statements of Income	1,224.2		1,006.3		871.8
Minority interest	(14.0)		(8.4)		(5.7)
Preference dividends	(0.1)		(0.1)		(0.1)

Net income for the year attributable to ordinary equity holders of the Company	1,210.1		997.8		866.0
U.S. GAAP adjustments
Provisions and deferred and contingent acquisition consideration (i)	3.3		(0.1)		(2.1)
(Loss)/gain on derivative instruments (ii)	(0.7)		3.9		(9.1)
Stock-based employee compensation (iii)	(71.2)		(51.6)		(15.5)
Amortization of intangible assets and adjustments to goodwill (iv)	(29.3)		(28.3)		(44.3)
Elimination of revaluation surplus (v)	0.3		0.8		0.4
Retirement benefit obligations (vii)	(57.7)		(18.8)		(22.4)
Amortization of debt issue expenses (viii)	(0.3)		(0.3)		(0.3)
Mineral reserves depletion (ix)	(7.1)		(7.0)		(3.9)
Deferred tax—temporary differences (ix)	14.5		13.3		11.2

Net income attributable to ordinary shareholders under U.S. GAAP before cumulative effect of SFAS 123(R)	1,061.9		909.7		780.0
Cumulative effect of change in accounting principle on adoption of SFAS 123(R), net of tax	(1.2)		—		—

Net income attributable to ordinary shareholders under U.S. GAAP after cumulative effect of SFAS 123(R)	1,060.7		909.7		780.0

Operating income (xv)	1,598.9		1,215.7		1,084.7

Net income per share (cent)
Basic net income per Ordinary Share/ADS under U.S. GAAP before cumulative effect of SFAS 123(R)	196.9	c	170.3	c	147.3	c
Cumulative effect of change in accounting principle on adoption of SFAS 123(R), net of tax	(0.3	)c	—		—

Basic net income per Ordinary Share/ADS under U.S. GAAP after cumulative effect of SFAS 123(R)	196.6	c	170.3	c	147.3	c

Diluted net income per Ordinary Share/ADS under U.S. GAAP before cumulative effect of SFAS 123(R)	195.2	c	168.9	c	146.5	c
Cumulative effect of change in accounting principle on adoption of SFAS 123(R), net of tax	(0.3	)c	—		—

Diluted net income per Ordinary Share/ADS under U.S. GAAP after cumulative effect of SFAS 123(R)	194.9	c	168.9	c	146.5	c

Cumulative effect on shareholders’ equity -total equity as reported in the Consolidated Balance Sheets	7,104.3		6,233.7
Minority interest	(41.8)		(38.3)

Shareholders’ equity as reported in the Consolidated Balance Sheets	7,062.5		6,195.4
U.S. GAAP adjustments
Provisions and deferred and contingent acquisition consideration (i)	(14.6)		(59.4)
Hedging instruments—fair value adjustments (ii)	(0.2)		(1.5)
Stock-based employee compensation (iii)	(153.9)		—
Amortization of intangible assets and adjustments to goodwill (iv)	437.6		392.1
Elimination of revaluation surplus (v)	(26.6)		(26.8)
Retirement benefit obligations (vii)	(30.9)		466.0
Debt issue expenses prepaid (viii)	0.7		1.0
Unamortized cumulative uplift in mineral reserves (ix)	247.8		284.2
Deferred tax—temporary differences (ix)	(178.5)		(149.1)

Shareholders’ equity under U.S. GAAP	7,343.9		7,101.9

Statement of accumulated other comprehensive income as at December 31
Accumulated foreign currency translation (xi)	(868.3)		(449.9)		(919.1)
Cumulative fair value adjustment on derivatives (ii)	43.4		37.0		41.6
Additional minimum liability on retirement benefit obligations (vii)	—		(34.4)		(35.1)
Adoption of SFAS 158 (including elimination of additional minimum liability) (vii)	(247.5)		—		—

	(1,072.4)		(447.3)		(912.6)

The footnote references in this table are set out on pages F-79 to F-88.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Treasury Shares	Preferred Shares	Other Reserves	Retained Income	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss) *	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2004	179.3	3,044.9	—	1.2	9.9	2,751.2	(11.5)	(697.3)	5,277.7
Shares issued	1.0	35.6	—	—	—	—	—	—	36.6
Share issue expenses	—	(0.3)	—	—	—	—	—	—	(0.3)
Deferred stock-based compensation	—	41.1	—	—	—	—	(41.1)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	25.2	—	25.2
Dividends	0.7	35.7	—	—	—	(156.0)	—	—	(119.6)
Comprehensive income:
Net income	—	—	—	—	—	780.0	—	—	780.0
Derivative instruments—fair value adjustments	—	—	—	—	—	—	—	11.3	11.3
Additional minimum pension liability	—	—	—	—	—	—	—	(16.4)	(16.4)
Currency translation adjustment	—	—	—	—	—	—	—	(210.2)	(210.2)

Total comprehensive income	—	—	—	—	—	780.0	—	(215.3)	564.7

Balance at December 31, 2004	181.0	3,157.0	—	1.2	9.9	3,375.2	(27.4)	(912.6)	5,784.3
Shares issued	1.0	38.5	—	—	—	—	—	—	39.5
Share issue expenses	—	(0.2)	—	—	—	—	—	—	(0.2)
Deferred stock-based compensation	—	87.3	—	—	—	—	(87.3)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	65.5	—	65.5
Dividends	0.3	20.7	—	—	—	(185.2)	—	—	(164.2)
Gains relating to cash flow hedges less deferred tax	—	—	—	—	—	2.0	—	—	2.0
Comprehensive income:
Net income	—	—	—	—	—	909.7	—	—	909.7
Derivative instruments—fair value adjustments	—	—	—	—	—	—	—	(4.6)	(4.6)
Additional minimum pension liability	—	—	—	—	—	—	—	0.7	0.7
Currency translation adjustment	—	—	—	—	—	—	—	469.2	469.2

Total comprehensive income	—	—	—	—	—	909.7	—	465.3	1,375.0

Balance at December 31, 2005	182.3	3,303.3	—	1.2	9.9	4,101.7	(49.2)	(447.3)	7,101.9
Shares issued	1.9	85.3	—	—	—	—	—	—	87.2
Shares acquired by Employee Benefit Trust	—	—	(15.7)	—	—	—	—	—	(15.7)
Deferred stock-based compensation	—	(51.3)	—	—	—	—	51.3	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	(5.3)	—	(5.3)
Stock-based employee compensation liability awards	—	(60.0)	—	—	—	—	—	—	(60.0)
Dividends	0.3	24.2	—	—	—	(222.3)	—	—	(197.8)
Loss relating to cash flow hedges less deferred tax	—	—	—	—	—	(2.0)	—	—	(2.0)
Comprehensive income:
Net income	—	—	—	—	—	1,060.7	—	—	1,060.7
Derivative instruments—fair value adjustments	—	—	—	—	—	—	—	6.4	6.4
Additional minimum pension liability	—	—	—	—	—	—	—	14.8	14.8
Currency translation adjustment	—	—	—	—	—	—	—	(418.4)	(418.4)

Total comprehensive income	—	—	—	—	—	1,060.7	—	(397.2)	663.5

Adoption of SFAS 158	—	—	—	—	—	—	—	(227.9)	(227.9)

Balance at December 31, 2006	184.5	3,301.5	(15.7)	1.2	9.9	4,938.1	(3.2)	(1,072.4)	7,343.9

*	Net of tax.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

NET INCOME PER ORDINARY SHARE	Year ended December 31
	2006		2005		2004
	(€ millions, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	1,060.7		909.7		780.0

Average number outstanding of €0.32 Ordinary Shares (in millions)	539.4		534.3		529.5
Effect of dilutive securities—share options (in millions)	4.7		4.4		2.9

	544.1		538.7		532.4

Basic net income per Ordinary Share under U.S. GAAP	196.6	c	170.3	c	147.3	c

Diluted net income per Ordinary Share under U.S. GAAP	194.9	c	168.9	c	146.5	c

Under U.S. GAAP (SFAS 128), basic net income per ordinary share is computed under the same method as IFRS and excludes the dilutive effect of stock options. In addition, SFAS 128 requires the disclosure of diluted net income per share as set out above which is also calculated in accordance with IFRS.

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132(R) AND SFAS 158

The Group’s principal defined benefit schemes are in the Republic of Ireland, Britain, the Netherlands, Switzerland and the United States. The components of the total Group pension expense in respect of defined benefit pension schemes for the years ended December 31, 2006, 2005 and 2004 and the estimated pension expense for 2007 under U.S. GAAP are as follows:

	Year ended December 31
	Estimated 2007	2006	2005	2004
	€m	€m	€m	€m
Service cost	69.7	74.5	61.0	57.1
Interest cost	104.6	94.0	86.0	81.0
Expected return on plan assets	(123.3)	(107.4)	(92.3)	(90.1)
Amortization of unrecognized transition (asset)/liability	(0.1)	(0.4)	(1.9)	(2.1)
Amortization of unrecognized (gains) and losses	10.0	17.8	18.1	12.9
Amortization of unrecognized past service cost	4.2	3.6	4.0	4.1

Net periodic benefit cost	65.1	82.1	74.9	62.9

Total defined contribution expense		114.8	97.9	78.4

The Group adopted SFAS 158 on December 31, 2006. The effect of the adoption on the balance sheet items at December 31, 2006 is as follows:

	Before adoption of SFAS 158	Adjustments	After adoption of SFAS 158
	€m	€m	€m
Incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheets at December 31, 2006
Total liabilities	(10,866.9)	(227.9)	(11,094.8)
Retirement benefit obligation liability	49.4	(306.9)	(257.5)
Deferred income tax liabilities	(1,456.6)	79.0	(1,377.6)
Accumulated other comprehensive income	844.5	227.9 (i)	1,072.4
Total equity	(7,116.0)	(227.9)	(7,343.9)

(i)	Includes €19.6 million relating to elimination of minimum pension liability, net of tax of €7.3 million.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 AND SFAS 158 (continued)

The funded status of these schemes under U.S. GAAP was as follows:

As at December 31:	2006	2005
	€m	€m
Change in benefit obligation
Benefit obligation at beginning of year	2,151.9	1,786.0
Acquisitions/divestments	66.8	0.7
Service cost	74.5	61.0
Interest cost	94.0	86.0
Plan participants’ contributions	18.9	17.5
Actuarial losses/(gains)	(109.2)	229.4
Benefit paid	(70.9)	(66.4)
Translation	(18.3)	37.7

Benefit obligation at end of year	2,207.7	2,151.9

Change in plan assets
Fair value of plan assets at beginning of year	1,749.1	1,461.0
Acquisitions/divestments	53.8	0.6
Actual return on plan assets	147.7	251.6
Company contributions	68.3	58.7
Plan participants’ contributions	18.9	17.5
Benefit paid	(70.9)	(66.4)
Translation	(16.7)	26.1

Fair value of plan assets at end of year	1,950.2	1,749.1

Funded status of the plans	(257.5)	(402.8)
Unrecognized net actuarial gain	—	465.7
Unrecognized net transition obligation	—	(1.2)
Unrecognized prior service cost	—	31.0

Net amount recognized	(257.5)	92.7

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	40.8	121.1
Accrued benefit liability	(298.3)	(88.8)
Intangible asset	—	10.0
Accumulated other comprehensive income	—	50.4

	(257.5)	92.7

Analysis of funded status of those plans (included in the overall table above) where benefit obligation exceeds fair value of assets
Benefit obligation at end of year	(1,261.8)	(1,885.2)
Fair value of plan assets at end of year	963.5	1,469.9

	(298.3)	(415.3)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 AND SFAS 158 (continued)

Amounts applicable to the Company’s pension plans with accumulated benefit obligations in excess of plan assets are as follows:

		2006	2005
		€m	€m
Projected benefit obligation		1,139.3	1,182.9
Accumulated benefit obligation		946.0	945.2
Fair value of plan assets		852.4	819.1

Weighted-average assumptions as of December 31	2006	2005	2004
Discount rate	4.7%	4.4%	4.8%
Expected return on plan assets	6.2%	6.2%	6.2%
Rate of compensation increase	3.9%	3.9%	3.9%

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income	2006
€m
Transition asset/(obligation)	0.7
Past service credit/(cost)	(29.6)
Accumulated gain/(loss)	(297.6)

Accumulated other comprehensive income	(326.5)

Change in accumulated other comprehensive income	2006
€m
Additional minimum liability at beginning of year	(50.4)
Change in additional minimum liability	23.5

Additional minimum liability before SFAS 158	(26.9)
Net increase/(decrease) in accumulated other comprehensive income due to SFAS 158	(299.6)

Accumulated other comprehensive income	(326.5)

The plan assets are invested principally in equities, fixed income securities and properties. The number of CRH Ordinary Shares held by the pension plans amounted to 0.4 million at December 31, 2006. The market value of these CRH shares at December 31, 2006 was €11.1 million. The dividends paid on the CRH shares held by the pension plans in 2006 amounted to €0.1 million.

The Group has a number of defined contribution plans, principally in the United States and Mainland Europe.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

PENSION COSTS—ADDITIONAL INFORMATION REQUIRED BY SFAS 132 AND SFAS 158 (continued)

Plan Assets

The pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

Plan assets at December 31	2006	2005
	%	%
Asset category
Equity securities	56.5	57.7
Debt securities	31.8	32.5
Real estate	8.5	7.2
Other	3.2	2.6

Total	100.0	100.0

The pension plan assets are invested in accordance with statutory regulations, pension plan rules, and recommendations of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

Accumulated benefit obligation

	2006	2005
	€m	€m
Total	1,905.8	1,818.9

Cash Flows

Contributions

Excluding joint ventures, which are accounted for under proportionate consolidation for IFRS, and including the schemes in the Netherlands, which fall to be classified as defined benefit for the purposes of U.S. GAAP, the Group expects to contribute approximately €67.2 million to its defined benefit pension plans in 2007.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension benefits
€m
2007	65.7
2008	68.6
2009	72.5
2010	75.9
2011	76.2
2012-2016	438.2

Total	797.1

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Consolidated Statements of Cash Flows prepared under IFRS presents substantially the same information as that required under U.S. GAAP by SFAS 95, Statement of Cash Flows.

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

The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Year ended December 31
	2006	2005	2004
	€m	€m	€m
Cash inflow from operating activities	1,640.6	1,313.9	1,221.6
Cash outflow on investing activities	(2,509.2)	(1,522.8)	(1,177.3)
Cash inflow/(outflow) from financing activities	878.1	226.4	(19.6)
Effect of foreign exchange rate movements on cash and cash equivalents	(34.3)	46.9	(19.9)

	(24.8)	64.4	4.8
Cash and cash equivalents at beginning of year	1,075.1	1,010.7	1,005.9

Cash and cash equivalents at end of year	1,050.3	1,075.1	1,010.7

FAIR VALUES OF FINANCIAL INSTRUMENTS—INFORMATION REQUIRED BY SFAS 107

The following information is presented in compliance with the requirements of SFAS 107 Disclosure about Fair Values of Financial Instruments. The carrying amounts and estimated fair values of the material financial instruments of the Group at December 31, 2006 and 2005 are as follows:

	As at December 31
	2006 Carrying Amount	2006 Fair Value	2005 Carrying Amount	2005 Fair Value
	€m	€m	€m	€m
Assets
Liquid investments	370.5	370.5	342.5	342.5
Cash and cash equivalents	1,101.6	1,101.6	1,148.6	1,148.6
Accounts receivable and prepayments	3,171.7	3,171.7	2,476.4	2,476.4
Currency swaps and forward agreements	4.2	4.2	63.4	63.4
Interest rate swap agreements	73.3	73.6	119.3	119.7
Forward energy cost agreements	1.8	1.8	2.9	2.9

Liabilities
Current interest-bearing loans and borrowings	645.4	646.7	582.3	583.5
Accounts payable and accrued liabilities	2,947.8	2,947.8	2,442.0	2,442.0
Non-current interest-bearing loans and borrowings	5,312.9	5,370.3	4,524.5	4,620.4
Currency swaps and forward agreements	64.6	64.6	6.6	6.6
Interest rate swap agreements	14.4	14.7	10.2	10.2
Forward energy cost agreements	6.1	6.1	1.4	1.4

Carrying amounts are stated under IFRS.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

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

DEFERRED AND OTHER TAXATION

Deferred tax

The analysis of the deferred taxation liability required by SFAS 109 is as follows:

	2006	2005
	€m	€m
Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations	92.9	12.8
Revaluation of derivative financial instruments to fair value	0.3	1.6
Employee share options	36.7	19.2
Other deductible temporary differences	341.9	294.8

Total	471.8	328.4

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition	1,344.0	1,161.8
Surpluses on Group defined benefit pension obligations	3.4	—
Revaluation of derivative financial instruments to fair value	1.2	1.7
Rolled-over capital gains	29.0	31.9

Total	1,377.6	1,195.4

Net deferred income tax liability at December 31	905.8	867.0

The amounts shown in the table above differ from the figures presented in Note 26 due to the exclusion of proportionately consolidated balances in respect of joint ventures and the inclusion of the reconciling items identified in the Reconciliation to U.S. GAAP on page F-89.

Other taxation

The Group’s income tax charge is based on expected income, statutory tax rates, various allowances and reliefs and tax planning opportunities available to the Group in the multiple taxing jurisdictions in which it

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

DEFERRED AND OTHER TAXATION (continued)

operates. The determination of the Group’s provision for income tax requires certain judgments and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require an extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

CONCENTRATION OF CREDIT RISK—INFORMATION REQUIRED BY SFAS 105

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables. The Group deposits short-term cash surpluses with high credit quality banks and institutions and, as a matter of policy, limits the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base in the construction industry where the Group is engaged in the manufacture and supply of a wide range of materials. At December 31, 2006, the Group did not consider there to be any significant concentrations of credit risk. No one customer accounts for more than 5% of net revenue.

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123(R)

In December 2004, the Financial Accounting Standards Board (FASB) in the United States issued SFAS 123 (revised 2004) Share-Based Payment (SFAS 123(R)), which is a revision of SFAS 123 Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion 25 Accounting for Stock Issued to Employees (APB 25), and amends SFAS 95 Statement of Cash Flows. As a result, following the introduction of SFAS 123(R), the application of APB 25 in the U.S. GAAP reconciliation together with pro-forma disclosure of the impact on net income of applying SFAS 123 is no longer permitted. Pro-forma disclosures are, however, reported for the prior period as previously required by SFAS 123 as amended by SFAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.

SFAS 123(R) requires companies to adopt a fair value approach to valuing share options that requires compensation cost to be recognized based on the fair value of share options granted. Where awards are classified as liabilities under SFAS 123(R), in addition to recognizing a balance sheet liability, compensation expense is booked to income each period from the date of grant to the date of measurement based on the fair value of the share options calculated using a recognized stock option-pricing model. Under U.S. GAAP, the income statement charge in respect of liability awards only for each reporting period prior to the date of measurement is determined through re-computing the fair value of each award at each reporting date. CRH employs a lattice-pricing model to perform the required computations under U.S. GAAP.

Options granted under the savings-related share option schemes are accounted for as equity awards under SFAS 123(R). Compensation costs arising in respect of these awards prior to the effective date of SFAS 123(R) (but subsequent to the effective date of SFAS 123) are accounted for in accordance with SFAS 123 where the related awards remain unvested as at the effective date of SFAS 123(R) (i.e. January 1, 2006).

Pursuant to the 2000 share option schemes, employees were granted options over 2,618,400 (2005: 2,484,300, 2004: 4,750,100) of the Company’s Ordinary Shares on April 10, 2006 (2,418,400) and June 21, 2006

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123(R) (continued)

(200,000) respectively. This figure comprises options over 2,618,400 (2005: 2,484,300; 2004: 2,443,350) shares and nil (2005: nil; 2004: 2,306,750) shares which may be exercised after the expiration of three years and five years respectively from the dates of grant of those options, subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

A summary of the Company’s share option and savings-related share option activity, and related information for the years ended December 31, 2006 and 2005 is set out in Note 7.

Share options—liability awards	Aggregate intrinsic value	Weighted average remaining contractual term	Weighted average exercise price	Weighted average fair value (SFAS 123(R))	Number of options 2006
	€
Outstanding at beginning of year				€9.10 / Stg£5.53	14,660,740
Granted				€7.69 / Stg£5.06	3,246,150
Exercised	13,183,112			€11.54 / Stg£8.00	(896,260)
Lapsed				€8.74 / Stg£5.24	(298,107)

Outstanding at end of year	205,468,432	7.1	€19.22 / Stg£15.49	€13.37 / Stg£7.58	16,712,523

Exercisable at end of year	26,799,499	6.3	€13.20 / Stg£9.06	€18.31 / Stg£12.52	1,461,440

Share options—liability awards—non-vested shares	Compensation cost outstanding	Weighted average fair value	Number of options 2006
Outstanding at beginning of year		€9.10 / Stg£5.53	14,660,740
Granted		€7.69 / Stg£5.06	3,246,150
Exercised		€9.65	(39,800)
Vested		€18.31 / Stg£12.52	(2,317,900)
Lapsed		€8.74 / Stg£5.24	(298,107)

Outstanding at end of year	€58,832,500	€11.27 / Stg£7.19	15,251,083

The fair value of the shares which vested during 2006 amounted to €42,882,981.

Fair values of liability and equity awards	Share options— liability awards at January 1, 2006		Share options— liability awards at December 31, 2006		Savings-related share options— equity awards
	€	Stg£	€	Stg£	€	Stg£
Options granted during:
2006	—	—	7.69	5.06	7.13	4.82
2005	6.60	4.54	11.79	7.94	5.58	4.18
2004	9.18	6.05	15.01	10.11	4.66	3.08
2003	11.65	8.00	18.09	12.52	—	—
2002	7.33	—	12.55	—	—	—
2001	7.76	—	13.51	—	—	—

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123(R) (continued)

The fair values of the liability awards were calculated at January 1, 2006 and December 31, 2006 using a lattice-pricing valuation model with the following assumptions:

At January 1, 2006	Volatility %	Expected dividends %	Expected term (years)	Risk-free rate %
Options granted during:
2005	23.10	1.57	4.28	3.01
2004	25.00	1.57	4.24	3.00
2003	24.87	1.57	3.18	2.93
2002	27.00	1.57	3.27	2.93
2001	27.00	1.57	2.30	2.87

At December 31, 2006
Options granted during:
2006	22.30	1.65	3.94	3.90
2005	22.30	1.65	3.28	3.88
2004	22.89	1.65	3.24	3.89
2003	22.98	1.65	2.41	3.86
2002	23.50	1.65	2.27	3.89
2001	23.50	1.65	1.30	3.84

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

Savings-related share options

Pursuant to the savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 358,986 (2005: 201,077; 2004: 266,680) of the Company’s Ordinary Shares on April 7, 2006, April 1, 2005 and April 2, 2004 respectively. This figure comprises options over 202,624 (2005: 113,330; 2004: 159,636) shares and 156,362 (2005: 87,747; 2004:107,044) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable, and are not subject to any EPS growth targets being achieved. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

A summary of the Company’s savings-related share option activity is set out in Note 7, Share-Based Payments. The intrinsic value of the savings-related share options outstanding at December 31, 2006 was €19,442,933 and of the savings-related share options exercisable at December 31, 2006 was €36,521. The weighted-average remaining contractual term of the savings-related share options outstanding at December 31, 2006 was 1.8 years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

FAIR VALUE OF SHARE OPTION PLANS—INFORMATION REQUIRED BY SFAS 123(R) (continued)

Weighted-average fair values under SFAS 123:

The weighted average fair values below have been computed using a Black-Scholes valuation model (as opposed to a lattice-pricing model as required by SFAS 123(R)). The 2006 savings-related share options use the option values computed under IFRS.

	Savings-related share options
	€	Stg£
Options granted during:
2005	5.58	4.18
2004	4.66	3.08

Pro-forma information regarding net income and earnings per share was required by SFAS 123, and was determined as if the Company had accounted for its employee share options under the fair value method of that Statement. The fair values of these options were estimated at the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions:

•	for 2004 risk-free interest rate of 3.4%, dividend yield of 1.8%, volatility of 0.277 and a weighted-average expected life of the options of 5.9 years.

•	for 2005 risk-free interest rate of 3.13%, dividend yield of 1.53%, volatility of 0.233 and a weighted-average expected life of the options of 4.9 years.

By virtue of the election to apply the modified prospective transition methodology, the figures reported in the Reconciliation to U.S. GAAP for the financial years prior to 2006 are computed in accordance with APB 25. The pro-forma disclosures for the prior years are as follows:

	Year ended December 31
	2005		2004
	(€ million, except per share amounts)
Net income attributable to ordinary shareholders under U.S. GAAP	909.7		780.0
Add back: Total stock-based employee compensation expense reported in net income, net of related taxes, under APB 25	50.0		25.2
Deduct: Total stock-based employee compensation expense determined for all awards, net of related taxes, under SFAS 123	(15.6)		(21.6)

Pro forma net income	944.1		783.6

Basic reported net income per Ordinary Share	170.3	c	147.3	c

Pro forma basic net income per Ordinary Share	176.7	c	148.0	c

Diluted net income per Ordinary Share	168.9	c	146.5	c

Pro forma diluted net income per Ordinary Share	175.3	c	147.2	c

The impact of changing from the intrinsic value method under APB 25 to the fair value method under SFAS 123(R) in 2006 is to increase income before taxes and net income by €9.1 million and €8.0 million respectively. The impact on basic earnings per share in 2006 is 1.48 cent per share and on diluted earnings per share in 2006 is 1.47 cent per share.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

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

Fair Value Hedges

CRH uses financial instruments designated as fair value hedges to manage certain of the Group’s exposure to interest and exchange rate risk. CRH is subject to market risk from exposures to changes in interest and exchange rates due to its financing, investing and cash management activities. Interest rate swap agreements are used to hedge CRH’s exposure associated with its fixed rate debt and cross-currency swap agreements are used to manage the Group’s exposure to exchange rate risk. U.S. GAAP differs from IFRS as it permits short-cut accounting whereas IFRS does not. A profit of €1.2 million was recorded in U.S. GAAP income for the year ended December 31, 2006 (2005: loss of €1.1 million) due to ineffectiveness of fair value hedges. No gain/loss due to ineffectiveness of fair value hedges was recorded in IFRS income for the year ended December 31, 2006 (2005: loss of €1.8 million; 2004: gain of €0.7 million).

Net Investment Hedges

CRH uses cross-currency swap agreements designated as net investment hedges to manage the Group’s exposure to exchange rate risk. CRH is subject to market risk from exposures to changes in exchange rates due to investments in non-euro subsidiary and joint venture undertakings. U.S. GAAP differ from IFRS for certain types of derivatives which are used as net investment hedges by CRH. A loss of €71.7 million arose on net investment hedges in the twelve months to December 31, 2006 which has been included in the U.S. GAAP foreign currency translation adjustment (a loss of €73.5 million is recognized in the IFRS foreign currency translation adjustment). A loss of €3.5 million was recorded in U.S. GAAP income for the year to December 31, 2006 due to ineffectiveness of net investment hedges. A loss of €1.6 million was recorded in IFRS income for the year ended December 31, 2006 due to ineffectiveness of net investment hedges.

A gain of €228.7 million arose on net investment hedges in the twelve months to December 31, 2005 which has been included in the U.S. GAAP foreign currency translation adjustment (a gain of €231.8 million is recognized in the IFRS foreign currency translation adjustment). A gain of €6.8 million was recorded in U.S. GAAP income for the year to December 31, 2005 due to ineffectiveness of net investment hedges (a gain of €3.7 million is recognized in IFRS income).

A loss of €10.0 million arose on net investment hedges in the twelve months to December 31, 2004 which has been included in the U.S. GAAP foreign currency translation adjustment (a loss of €13.5 million is recognized in the IFRS foreign currency translation adjustment). A loss of €3.8 million was recorded in U.S. GAAP income for the year to December 31, 2004 due to ineffectiveness of net investment hedges (a loss of €4.5 million is recognized in IFRS income).

Other Derivative Instruments

Interest rate and cross-currency swap agreements not designated as hedging instruments under SFAS No. 133 are also used to manage the Group’s mix of fixed and floating rate debt by currency to ensure that the

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

STATEMENT 133—ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (continued)

Group’s debt funding sources match the currency of the Group’s operations. Some of these are designated as hedges under IFRS. In addition, the Group uses financial contracts based on energy price indices to manage costs in some of its operations.

Unrealized losses arising on these contracts during the twelve months to December 31, 2006 amounted to €5.5 million, which have been recognized in both U.S. GAAP and IFRS earnings. Unrealized gains arising on these contracts during the twelve months to December 31, 2005 amounted to €4.1 million, which have been recognized in both U.S. GAAP and IFRS earnings. Unrealized losses arising on these contracts during the twelve months to December 31, 2004 amounted to €7.8 million, which has been recognized in U.S. GAAP earnings and €3.2 million which has been recognized in IFRS earnings.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

Product line revenues are not provided because it is impracticable to do so.

ANALYSIS BY OPERATING SEGMENT:		Year ended December 31
		2006	2005	2004
		(€m)	(€m)	(€m)
Revenue (a)
Europe Materials	Ireland	1,190.8	1,112.0	1,007.8
	Rest of Europe	1,776.1	1,534.2	1,299.0
Europe Products & Distribution	Products	3,185.8	2,533.4	2,245.0
	Distribution	2,786.0	2,192.9	1,904.1
Americas Materials		4,778.3	3,164.7	2,823.2
Americas Products & Distribution	Products	3,572.7	2,755.9	2,461.6
	Distribution	1,447.7	1,156.2	1,013.8

		18,737.4	14,449.3	12,754.5

Group operating income
Europe Materials	Ireland	153.5	144.9	139.2
	Rest of Europe	267.4	232.1	181.0
Europe Products & Distribution	Products(b)	221.1	175.6	190.7
	Distribution	172.0	123.4	121.4
Americas Materials		475.1	328.2	273.9
Americas Products & Distribution	Products	374.5	307.6	250.7
	Distribution	103.2	80.5	63.3

		1,766.8	1,392.3	1,220.2

Depreciation and intangible asset amortization
Europe Materials	Ireland	50.9	43.3	43.0
	Rest of Europe	92.5	85.7	82.5
Europe Products & Distribution	Products	139.9	128.3	114.4
	Distribution	37.6	32.0	30.3
Americas Materials		220.0	164.8	151.3
Americas Products & Distribution	Products	131.2	99.2	88.9
	Distribution	16.9	11.6	9.6

		689.0	564.9	520.0

Disclosures for Republic of Ireland companies
Revenue		968.6	903.9	822.9

Long-lived assets		398.9	369.1	362.2

Analysis of associates’ income after tax
Europe Materials	Ireland	0.6	2.0	0.6
	Rest of Europe	35.5	15.8	12.8
Europe Products & Distribution	Products	2.3	0.3	—
	Distribution	6.8	7.4	5.6
Americas Materials		2.0	0.4	0.4

		47.2	25.9	19.4

(a)	Intersegment revenue is not material.
(b)	Operating income for Europe Products includes a goodwill impairment loss of €50.0 million relating to the Cementbouw bv joint venture (see note 14). In addition, operating income for Europe Products includes €18.9 million of the €37.7 million gain arising on deconsolidation of certain pension schemes in the Netherlands (see note 27). The remaining €18.8 million of this deconsolidation gain has been included in the operating income for Europe Distribution. All of the above figures refer to 2006 only.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

SEGMENTAL ANALYSIS—INFORMATION REQUIRED BY SFAS 131 (continued)

		2006	2005
		(€m)	(€m)
Analysis of investment in associates
Europe Materials	Ireland	2.0	2.3
	Rest of Europe	477.9	461.0
Europe Products & Distribution	Products	8.9	8.1
	Distribution	56.1	47.2
Americas Materials		9.4	9.0

		554.3	527.6

Capital expenditure
Europe Materials	Ireland	77.9	54.4
	Rest of Europe	135.1	102.4
Europe Products & Distribution	Products	122.7	113.2
	Distribution	46.4	40.2
Americas Materials		288.7	176.7
Americas Products & Distribution	Products	141.9	145.5
	Distribution	19.6	19.7

		832.3	652.1

Total assets
Europe Materials	Ireland	804.6	711.1
	Rest of Europe	2,177.1	2,057.0
Europe Products & Distribution	Products	3,141.7	2,689.0
	Distribution	1,375.5	1,332.1
Americas Materials		5,067.1	3,806.4
Americas Products & Distribution	Products	2,511.4	2,187.0
	Distribution	576.2	492.4

		15,653.6	13,275.0
Reconciliation to total assets:
Investments in associates		554.3	527.6
Derivative financial instruments (current and non-current)		79.3	185.5
Other financial assets		96.5	106.9
Deferred income tax assets		489.2	466.5
Liquid investments		370.5	342.5
Cash and cash equivalents		1,101.6	1,148.6

Total assets as reported in the Consolidated Balance Sheets		18,345.0	16,052.6

Segment liabilities
Europe Materials	Ireland	280.0	306.9
	Rest of Europe	472.0	441.6
Europe Products & Distribution	Products	877.2	791.8
	Distribution	336.6	343.5
Americas Materials		900.9	630.6
Americas Products & Distribution	Products	642.8	527.1
	Distribution	160.5	184.4

		3,670.0	3,225.9
Reconciliation to total liabilities:
Interest-bearing loans and borrowings (current and non-current)		5,958.3	5,106.8
Derivative financial instruments (current and non-current)		85.1	18.1
Income tax liabilities (current and deferred)		1,516.9	1,456.0
Capital grants		10.4	12.1

Total liabilities as reported in the Consolidated Balance Sheets		11,240.7	9,818.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142

Goodwill is subject to impairment testing on an annual basis. Testing in 2006 identified an impairment in respect of the Group’s share of goodwill in the Cementbouw bv joint venture which was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. A significant portion of the financing for the joint venture was provided in the form of non-recourse debt. The joint venture has experienced difficult trading in recent years and is currently in discussions with its banking group. An impairment loss of €50.0 million has been recognized in the Consolidated Statements of Income, and is reflected in the segment result for Europe Products (note 1).

No impairment losses were recognized by the Group in 2005 or 2004.

The IFRS intangible asset amortization expense of €25.3 million for the year ended December 31, 2006 (2005: €9.1 million; 2004: €4.1 million) and the negative goodwill credit of €6.8 million (2005: €4.3 million; 2004: €10.9 million) is eliminated under U.S. GAAP and replaced by a net expense of €47.8 million (2005: €33.1 million; 2004: €37.5 million), comprising acquisition-related payments of €6.3 million (2005: €5.8 million; 2004: €12.2 million) included in goodwill under IFRS and expensed under U.S. GAAP, a charge of €44.1 million (2005: €29.3 million; 2004: €29.3 million) in respect of intangible asset amortization under U.S. GAAP, and other credits of €2.6 million (2005: €2.0 million; 2004: €4.0 million).

Acquired goodwill in 2006 of €906.5 million is analyzed as follows by operating segment: Europe Materials—Rest of Europe €77.6 million, Europe Products €137.1 million, Europe Distribution €19.9 million, Americas Materials €399.9 million, Americas Products €204.7 million and Americas Distribution €67.3 million.

	2006	2005
	(€m)	(€m)
U.S. GAAP Goodwill
At January 1	2,237.3	1,803.5
Translation adjustment	(142.2)	120.0
Acquisitions	906.5	320.5
Impairment losses	(50.0)	—
Disposals	—	(0.9)
Acquisition-related payments in IFRS	(6.3)	(5.8)

At December 31	2,945.3	2,237.3

The analysis by category of intangible assets at year-end 2006 has been changed to conform with the presentation under IFRS.

	Cost				Amortization
	January 1	Acquisitions	Translation	December 31	January 1	Charge	Translation	December 31	Net amount
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Intangible assets
Marketing-related	27.1	12.9	(2.6)	37.4	(14.1)	(6.1)	1.5	(18.7)	18.7
Customer-related	157.0	77.7	(15.6)	219.1	(58.7)	(32.3)	5.6	(85.4)	133.7
Contract-based	48.2	2.5	(0.2)	50.5	(13.4)	(5.7)	0.5	(18.6)	31.9

At December 31	232.3	93.1	(18.4)	307.0	(86.2)	(44.1)	7.6	(122.7)	184.3

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

ACQUISITIONS AND INTANGIBLE ASSETS—INFORMATION REQUIRED BY SFAS 141 AND 142 (continued)

Number of years over which intangible asset is amortized
Marketing-related	1 to 10 years
Customer-related	1 to 10 years
Contract-based	1 to 18 years

Weighted-average amortization period of additions in 2006
Marketing-related	7.4 years
Customer-related	6.7 years
Contract-based	7.6 years

The following presents the estimated amortization expense for intangible assets for the next five years and thereafter:

(€m)
2007	34.9
2008	34.6
2009	31.2
2010	24.7
2011	19.4
Thereafter	39.5

184.3

ASSET RETIREMENT OBLIGATIONS—INFORMATION REQUIRED BY SFAS 143

The Group adopted Statement of Financial Accounting Standard No. 143 Accounting for Asset Retirement Obligations, (SFAS 143) effective January 1, 2003. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

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

NOTE 35—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

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

The following shows the changes in the asset retirement obligation for 2006 under U.S. GAAP:

(€m)
Balance January 1	34.6
Additional liabilities through December 31, 2006	6.4
Accretion expense	1.5
Translation adjustment	(2.7)

Balance December 31	39.8

The Group does not have any assets that are legally restricted for the purposes of settling its asset retirement obligations at December 31, 2006 and 2005.

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents Condensed Balance Sheets as at December 31, 2006 and 2005 and Condensed Statements of Income and Cash Flows for the years ended December 31, 2006, 2005 and 2004 of the Company and CRH America, Inc. (“CRHA”). This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is 100% owned by the Company. The Guarantees of the guarantor are full and unconditional. The significant differences between IFRS and U.S. GAAP as they affect the Company are set out below:

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets as at December 31, 2006

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	7,479.5	—	7,479.5
Intangible assets	—	—	2,966.0	—	2,966.0
Subsidiaries	4,687.0	411.9	1,684.3	(6,783.2)	—
Investments in associates	—	—	554.3	—	554.3
Other financial assets	—	—	96.5	—	96.5
Advances to subsidiaries	43.5	4,716.7	—	(4,760.2)	—
Derivative financial instruments	—	27.7	46.3	—	74.0
Deferred income tax assets	—	—	489.2	—	489.2

Total non-current assets	4,730.5	5,156.3	13,316.1	(11,543.4)	11,659.5

Current assets
Inventories	—	—	2,036.4	—	2,036.4
Accounts receivable and prepayments	3,683.2	1.0	3,170.7	(3,683.2)	3,171.7
Derivative financial instruments	—	—	5.3	—	5.3
Cash and cash equivalents and liquid investments	54.8	77.0	1,340.3	—	1,472.1

Total current assets	3,738.0	78.0	6,552.7	(3,683.2)	6,685.5

Total assets	8,468.5	5,234.3	19,868.8	(15,226.6)	18,345.0

EQUITY
Equity share capital	184.5	—	—	—	184.5
Preference share capital	1.2	—	—	—	1.2
Additional paid-in capital	2,317.8	1,747.1	639.2	(2,386.3)	2,317.8
Treasury shares	(14.4)	—	—	—	(14.4)
Other reserves	52.1	—	52.1	(52.1)	52.1
Foreign currency translation reserve	(137.6)	—	—	—	(137.6)
Accumulated income	4,658.9	(397.6)	4,742.4	(4,344.8)	4,658.9

Shareholders’ equity attributable to the Company’s equity holders	7,062.5	1,349.5	5,433.7	(6,783.2)	7,062.5
Minority interest	—	—	41.8	—	41.8

Total equity	7,062.5	1,349.5	5,475.5	(6,783.2)	7,104.3

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	18.7	3,696.1	1,598.1	—	5,312.9
Derivative financial instruments	—	—	47.0	—	47.0
Deferred income tax liabilities	—	—	1,301.2	—	1,301.2
Accounts payables and accrued liabilities	—	—	159.4	—	159.4
Advances from subsidiaries	—	—	7,058.1	(7,058.1)	—
Retirement benefit obligations	—	—	261.4	—	261.4
Provisions for liabilities	—	—	320.0	—	320.0
Capital grants	—	—	10.4	—	10.4

Total non-current liabilities	18.7	3,696.1	10,755.6	(7,058.1)	7,412.3

Current liabilities
Accounts payables and accrued liabilities	0.8	58.2	2,729.4	—	2,788.4
Advances from subsidiaries	1,385.3	—	—	(1,385.3)	—
Current income tax liabilities	—	—	215.7	—	215.7
Interest-bearing loans and borrowings	1.2	130.5	513.7	—	645.4
Derivative financial instruments	—	—	38.1	—	38.1
Provisions for liabilities	—	—	140.8	—	140.8

Total current liabilities	1,387.3	188.7	3,637.7	(1,385.3)	3,828.4

Total liabilities	1,406.0	3,884.8	14,393.3	(8,443.4)	11,240.7

Total equity and liabilities	8,468.5	5,234.3	19,868.8	(15,226.6)	18,345.0

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets as at December 31, 2005

	(Restated) CRH	(Restated) CRHA	(Restated) Non-Guarantor Subsidiaries	(Restated) Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	6,823.5	—	6,823.5
Intangible assets	—	—	2,252.5	—	2,252.5
Subsidiaries	3,762.6	386.5	1,685.2	(5,834.3)	—
Investments in associates	—	—	527.6	—	527.6
Other financial assets	—	—	106.9	—	106.9
Derivative financial instruments	—	—	154.8	—	154.8
Deferred income tax assets	—	—	466.5	—	466.5

Total non-current assets	3,762.6	386.5	12,017.0	(5,834.3)	10,331.8

Current assets
Inventories	—	—	1,722.6	—	1,722.6
Accounts receivable and prepayments	1,265.0	—	2,476.4	(1,265.0)	2,476.4
Advances to subsidiaries	2,538.8	3,977.6	—	(6,516.4)	—
Derivative financial instruments	—	—	30.7	—	30.7
Cash and cash equivalents and liquid investments	55.0	67.0	1,369.1	—	1,491.1

Total current assets	3,858.8	4,044.6	5,598.8	(7,781.4)	5,720.8

Total assets	7,621.4	4,431.1	17,615.8	(13,615.7)	16,052.6

EQUITY
Equity share capital	182.3	—	—	—	182.3
Preference share capital	1.2	—	—	—	1.2
Additional paid-in capital	2,208.3	1,744.9	833.0	(2,577.9)	2,208.3
Other reserves	37.4	—	37.4	(37.4)	37.4
Foreign currency translation reserve	233.5	—	—	—	233.5
Accumulated income	3,532.7	(232.7)	3,451.7	(3,219.0)	3,532.7

Shareholders’ equity attributable to the Company’s equity holders	6,195.4	1,512.2	4,322.1	(5,834.3)	6,195.4
Minority interest	—	—	38.3	—	38.3

Total equity	6,195.4	1,512.2	4,360.4	(5,834.3)	6,233.7

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	2,776.1	1,748.4	—	4,524.5
Derivative financial instruments	—	—	13.5	—	13.5
Deferred income tax liabilities	—	—	1,184.5	—	1,184.5
Accounts payables and accrued liabilities	—	—	187.6	—	187.6
Retirement benefit obligations	—	—	450.5	—	450.5
Provisions for liabilities	—	—	223.0	—	223.0
Capital grants	—	—	12.1	—	12.1

Total non-current liabilities	—	2,776.1	3,819.6	—	6,595.7

Current liabilities
Accounts payables and accrued liabilities	4.0	36.8	2,213.6	—	2,254.4
Advances from subsidiaries	1,422.0	—	6,359.4	(7,781.4)	—
Current income tax liabilities	—	—	271.5	—	271.5
Interest-bearing loans and borrowings	—	106.0	476.3	—	582.3
Derivative financial instruments	—	—	4.6	—	4.6
Provisions for liabilities	—	—	110.4	—	110.4

Total current liabilities	1,426.0	142.8	9,435.8	(7,781.4)	3,223.2

Total liabilities	1,426.0	2,918.9	13,255.4	(7,781.4)	9,818.9

Total equity and liabilities	7,621.4	4,431.1	17,615.8	(13,615.7)	16,052.6

2005 amounts for advances to and from subsidiaries have been restated to reflect an appropriate reclassification from non-current assets/liabilities to current assets/liabilities.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	for the year ended December 31, 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	18,737.4	—	18,737.4
Cost of sales	—	—	(13,123.8)	—	(13,123.8)

Gross profit	—	—	5,613.6	—	5,613.6
Operating costs	19.0	—	(3,865.8)	—	(3,846.8)

Group operating income	19.0	—	1,747.8	—	1,766.8
Gain on sale of investments and property, plant and equipment	—	—	40.5	—	40.5

Income before finance costs	19.0	—	1,788.3	—	1,807.3
Finance costs	—	(307.7)	(302.1)	202.5	(407.3)
Finance revenue	—	202.5	155.2	(202.5)	155.2
Share of subsidiaries’ income before tax	1,522.2	92.8	—	(1,615.0)	—
Group share of associates’ income after tax	47.2	—	(47.2)	47.2	47.2

Income before tax	1,588.4	(12.4)	1,594.2	(1,567.8)	1,602.4
Income tax expense	(378.2)	4.9	(383.1)	378.2	(378.2)

Group income for the financial year	1,210.2	(7.5)	1,211.1	(1,189.6)	1,224.2
Minority interest	—	—	(14.0)	—	(14.0)

Equity holders of the company	1,210.2	(7.5)	1,197.1	(1,189.6)	1,210.2

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	14,449.3	—	14,449.3
Cost of sales	—	—	(9,901.7)	—	(9,901.7)

Gross profit	—	—	4,547.6	—	4,547.6
Operating costs	1.1	—	(3,156.4)	—	(3,155.3)

Group operating income	1.1	—	1,391.2	—	1,392.3
Gain on sale of investments and property, plant and equipment	—	—	19.8	—	19.8

Income before finance costs	1.1	—	1,411.0	—	1,412.1
Finance costs	—	(200.7)	(253.8)	157.1	(297.4)
Finance revenue	—	157.1	138.3	(157.1)	138.3
Share of subsidiaries’ income before tax	1,243.5	68.9	—	(1,312.4)	—
Group share of associates’ income after tax	25.9	—	(25.9)	25.9	25.9

Income before tax	1,270.5	25.3	1,269.6	(1,286.5)	1,278.9
Income tax expense	(272.6)	(9.7)	(262.9)	272.6	(272.6)

Group income for the financial year	997.9	15.6	1,006.7	(1,013.9)	1,006.3
Minority interest	—	—	(8.4)	—	(8.4)

Equity holders of the company	997.9	15.6	998.3	(1,013.9)	997.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	for the year ended December 31, 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Income before tax	1,588.4	(12.4)	1,594.2	(1,567.8)	1,602.4
Finance costs (net)	—	105.2	146.9	—	252.1
Group share of subsidiaries’ income after tax	(1,522.2)	(92.8)	—	1,615.0	—
Group share of associates’ income after tax	(47.2)	—	47.2	(47.2)	(47.2)
Gain on sale of investments and property, plant and equipment	—	—	(40.5)	—	(40.5)

Group operating income	19.0	—	1,747.8	—	1,766.8
Depreciation charge	—	—	663.7	—	663.7
Employee share options expense	1.3	—	14.7	—	16.0
Amortization of intangible assets	—	—	25.3	—	25.3
Net movement on provisions	—	—	11.5	—	11.5
Increase in working capital	(2,421.4)	25.5	2,263.9	—	(132.0)
Amortization of capital grants	—	—	(2.0)	—	(2.0)
Other non-cash movements	(2.4)	—	10.8	—	8.4

Cash generated from operations	(2,403.5)	25.5	4,735.7	—	2,357.7
Interest paid (including finance leases)		(307.7)	(147.5)	202.5	(252.7)
Income taxes paid:
Irish corporation tax	—	—	(20.0)	—	(20.0)
Overseas corporation tax	—	—	(357.7)	—	(357.7)

Net cash inflow from operating activities	(2,403.5)	(282.2)	4,210.5	202.5	1,727.3

Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets	—	—	252.4		252.4
Interest received	—	202.5	46.0	(202.5)	46.0
Capital grants received	—	—	0.4		0.4
Dividends received from associates	—	—	21.8		21.8

Total inflows	—	202.5	320.6	(202.5)	320.6

Outflows
Purchase of property, plant and equipment	—	—	(832.3)	—	(832.3)
Advances from/(to) subsidiary and parent undertakings	2,509.8	(1,182.3)	(1,327.5)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(1,978.4)	—	(1,978.4)
Investments in and advances to associates	—	—	(7.4)	—	(7.4)
Advances to joint ventures and purchase of trade investments	—	—	(12.7)	—	(12.7)
Deferred and contingent acquisition consideration paid	—	—	(73.5)	—	(73.5)

Total outflows	2,509.8	(1,182.3)	(4,231.8)	—	(2,904.3)

Net cash outflow from investing activities	2,509.8	(979.8)	(3,911.2)	(202.5)	(2,583.7)

The Consolidated Statements of Cash Flows are continued overleaf

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	for the year ended December 31, 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	87.2	—	—	—	87.2
Shares issued to minority interests	—	—	3.1	—	3.1
Increase in interest-bearing loans and borrowings	19.9	1,308.9	379.7	—	1,708.5
Increase in finance lease liabilities	—	—	3.4	—	3.4

Total inflows	107.1	1,308.9	386.2	—	1,802.2

Outflows
Ordinary shares purchased under Performance Share Plan	(15.7)	—	—	—	(15.7)
Increase in liquid investments	—	—	(34.1)	—	(34.1)
Repayment of interest-bearing loans and borrowings	—	—	(656.0)	—	(656.0)
Repayment of finance lease liabilities	—	—	(12.9)	—	(12.9)
Net cash movement in derivative financial instruments	—	(29.1)	(0.7)	—	(29.8)
Dividends paid to equity holders of the Company	(197.9)	—	—	—	(197.9)
Dividends paid to minority interests		—	(11.9)	—	(11.9)

Total outflows	(213.6)	(29.1)	(715.6)	—	(958.3)

Net cash inflow/(outflow) from financing activities	(106.5)	1,279.8	(329.4)	—	843.9

Increase in cash and cash equivalents	(0.2)	17.8	(30.1)	—	(12.5)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1st January	55.0	67.0	1,026.6	—	1,148.6
Translation adjustment	—	(7.8)	(26.7)	—	(34.5)
Increase in cash and cash equivalents	(0.2)	17.8	(30.1)	—	(12.5)

Cash and cash equivalents at 31st December	54.8	77.0	969.8	—	1,101.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities				—
Group operating income	1.1	59.2	1,332.0	—	1,392.3
Depreciation charge	—	—	555.8	—	555.8
Employee share options expense	—	—	13.9	—	13.9
Amortization of intangible assets	—	—	9.1	—	9.1
Net movement on provisions	—	—	11.8	—	11.8
Increase in working capital	(1,167.3)	10.7	1,007.2	—	(149.4)
Amortization of capital grants	—	—	(2.0)	—	(2.0)
Other non-cash movements	—	—	2.9	—	2.9

Cash generated from operations	(1,166.2)	69.9	2,930.7	—	1,834.4
Interest paid (including finance leases)	—	(200.7)	(140.4)	157.1	(184.0)
Income taxes paid:	—	—	—	—	—
Irish corporation tax	—	—	(13.3)	—	(13.3)
Overseas corporation tax	—	—	(246.2)	—	(246.2)

Net cash inflow from operating activities	(1,166.2)	(130.8)	2,530.8	157.1	1,390.9

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	—	—	102.8	—	102.8
Interest received	—	157.1	43.4	(157.1)	43.4
Capital grants received	—	—	1.5	—	1.5
Dividend received from subsidiary	720.0	—	(720.0)	—	—
Dividends received from associates		—	14.2	—	14.2

Total inflows	720.0	157.1	(558.1)	(157.1)	161.9

Outflows
Purchase of property, plant and equipment	—	—	(652.1)	—	(652.1)
Advances from/(to) subsidiary and parent undertakings	573.9	(111.4)	(462.5)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(808.3)	—	(808.3)
Investments in and advances to associates	—	—	(298.9)	—	(298.9)
Advances to joint ventures and purchase of trade investments	—	—	(7.7)	—	(7.7)
Deferred and contingent acquisition consideration paid	—	—	(45.3)	—	(45.3)

Total outflows	573.9	(111.4)	(2,274.8)	—	(1,812.3)

Net cash outflow from investing activities	1,293.9	45.7	(2,832.9)	(157.1)	(1,650.4)

The Consolidated Statements of Cash Flows are continued overleaf.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flow (continued)

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	39.5	—	—	—	39.5
Shares issued to minority interests	—	—	0.3	—	0.3
Increase in interest-bearing loans and borrowings	—	—	796.8	—	796.8
Increase in finance lease liabilities	—	—	6.5	—	6.5

Total inflows	39.5	—	803.6	—	843.1

Outflows
Expenses paid in respect of share issues	(0.2)	—	—	—	(0.2)
Increase in liquid investments	—	—	(15.0)	—	(15.0)
Repayment of interest-bearing loans and borrowings	—	—	(250.0)	—	(250.0)
Repayment of finance lease liabilities	—	—	(12.9)	—	(12.9)
Net cash movement in derivative financial instruments	—	—	(102.8)	—	(102.8)
Dividends paid to equity holders of the Company	(164.2)	—	—	—	(164.2)
Dividends paid to minority interests	—	—	(9.4)	—	(9.4)

Total outflows	(164.4)	—	(390.1)	—	(554.5)

Net cash (outflow)/inflow from financing activities	(124.9)	—	413.5	—	288.6

Increase in cash and cash equivalents	2.8	(85.1)	111.4	—	29.1

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	52.2	135.8	884.0	—	1,072.0
Translation adjustment	—	16.3	31.2	—	47.5
Increase in cash and cash equivalents	2.8	(85.1)	111.4	—	29.1

Cash and cash equivalents at December 31	55.0	67.0	1,026.6	—	1,148.6

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP

	Year ended December 31, 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Effect on net income
Group income for the financial year as reported in the Consolidated Statements of Income	1,210.2	(7.5)	1,211.1	(1,189.6)	1,224.2
Minority interest	—	—	(14.0)	—	(14.0)
Preference dividends	(0.1)	—	—	—	(0.1)

Net income as reported in the Condensed Consolidated Statements of Income	1,210.1	(7.5)	1,197.1	(1,189.6)	1,210.1

U.S. GAAP adjustments
Provisions and deferred and contingent acquisition consideration	3.3	—	3.3	(3.3)	3.3
(Loss)/gain on derivative instruments	(0.7)	—	(0.7)	0.7	(0.7)
Stock-based employee compensation	(71.2)	(2.3)	(68.9)	71.2	(71.2)
Amortization of intangible assets and adjustments to goodwill	(29.3)	—	(29.3)	29.3	(29.3)
Elimination of revaluation surplus	0.3	—	0.3	(0.3)	0.3
Retirement benefit obligations	(57.7)	—	(57.7)	57.7	(57.7)
Amortization of debt issue expenses	(0.3)	—	(0.3)	0.3	(0.3)
Mineral reserves depletion	(7.1)	—	(7.1)	7.1	(7.1)
Deferred tax—temporary differences	14.5	0.9	13.6	(14.5)	14.5

Net income attributable to ordinary shareholders under U.S. GAAP before cumulative effect of SFAS 123(R)	1,061.9	(8.9)	1,050.3	(1,041.4)	1,061.9

Cumulative effect of change in accounting principle on adoption of SFAS 123(R), net of tax	(1.2)	—	(1.2)	1.2	(1.2)

Net income attributable to ordinary shareholders under U.S. GAAP after cumulative effect of SFAS 123(R)	1,060.7	(8.9)	1,049.1	(1,040.2)	1,060.7

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP (continued)

	Year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
Effect on net income
Group income for the financial year as reported in the Consolidated Statements of Income	997.9	15.6	1,006.7	(1,013.9)	1,006.3
Minority interest	—	—	(8.4)	—	(8.4)
Preference dividends	(0.1)	—	—	—	(0.1)

Net income as reported in the Condensed Consolidated Statements of Income	997.8	15.6	998.3	(1,013.9)	997.8

U.S. GAAP adjustments
Provisions and deferred and contingent acquistion consideration	(0.1)	—	(0.1)	0.1	(0.1)
Gain/(loss) on derivative instruments	3.9	—	3.9	(3.9)	3.9
Stock-based employee compensation	(51.6)	(2.3)	(49.3)	51.6	(51.6)
Amortization of intangible assets and adjustments to goodwill	(28.3)	—	(28.3)	28.3	(28.3)
Elimination of revaluation surplus	0.8	—	0.8	(0.8)	0.8
Retirement benefit obligations	(18.8)	—	(18.8)	18.8	(18.8)
Amortization of debt issue expenses	(0.3)	—	(0.3)	0.3	(0.3)
Mineral reserves depletion	(7.0)	—	(7.0)	7.0	(7.0)
Deferred tax—temporary differences	13.3	—	13.3	(13.3)	13.3

Net income attributable to ordinary shareholders under U.S. GAAP	909.7	13.3	912.5	(925.8)	909.7

	As at December 31, 2006
Total equity as reported in the Consolidated Balance Sheets	7,062.5	1,349.5	5,475.5	(6,783.2)	7,104.3
Minority interest	—	—	(41.8)	—	(41.8)

Shareholders’ equity as reported in the Consolidated Balance Sheets	7,062.5	1,349.5	5,433.7	(6,783.2)	7,062.5

U.S. GAAP adjustments
Provisions and deferred and contingent acquisition consideration	(14.6)	—	(14.6)	14.6	(14.6)
Hedging instruments—fair value adjustments	(0.2)		(0.2)	0.2	(0.2)
Stock-based employee compensation	(153.9)	(5.6)	(148.3)	153.9	(153.9)
Amortization of intangible assets and adjustments to goodwill	437.6	—	437.6	(437.6)	437.6
Elimination of revaluation surplus	(26.6)	—	(26.6)	26.6	(26.6)
Retirement benefit obligations	(30.9)	—	(30.9)	30.9	(30.9)
Debt issue expenses prepaid	0.7	—	0.7	(0.7)	0.7
Unamortized cumulative uplift in mineral reserves	247.8	—	247.8	(247.8)	247.8
Deferred tax—temporary differences	(178.5)	2.2	(180.7)	178.5	(178.5)

Shareholders’ equity under U.S. GAAP	7,343.9	1,346.1	5,718.5	(7,064.6)	7,343.9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 36—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

RECONCILIATION TO U.S. GAAP (continued)

	As at December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Total equity as reported in the Consolidated Balance Sheets	6,195.4	1,512.2	4,360.4	(5,834.3)	6,233.7
Minority interest	—	—	(38.3)	—	(38.3)

Shareholders’ equity as reported in the Consolidated Balance Sheets	6,195.4	1,512.2	4,322.1	(5,834.3)	6,195.4

U.S. GAAP adjustments
Provisions and deferred and contingent acquisition consideration	(59.4)	—	(59.4)	59.4	(59.4)
Hedging instruments—fair value adjustments	(1.5)	—	(1.5)	1.5	(1.5)
Amortization of intangible asset and adjustment to goodwill	392.1	—	392.1	(392.1)	392.1
Elimination of revaluation surplus	(26.8)	—	(26.8)	26.8	(26.8)
Retirement benefit obligations	466.0	—	466.0	(466.0)	466.0
Debt issue expenses prepaid	1.0	—	1.0	(1.0)	1.0
Unamortized cumulative uplift in mineral reserves	284.2	—	284.2	(284.2)	284.2
Deferred tax—temporary differences	(149.1)	—	(149.1)	149.1	(149.1)

Shareholders’ equity under U.S. GAAP	7,101.9	1,512.2	5,228.6	(6,740.8)	7,101.9

SCHEDULE II

CRH plc AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Translation adjustment	Balance at end of period
			(a)	(b)
	(€m)
2006
Doubtful debts	106.7	42.6	(4.9)	(27.2)	(4.0)	113.2

2005
Doubtful debts	95.9	39.6	(5.6)	(30.4)	7.2	106.7

2004
Doubtful debts	91.4	27.5	(5.0)	(17.9)	(0.1)	95.9

(a)	Amounts recovered during the year.
(b)	Amounts written-off.

S-1