Form 20-F
period 2007-12-31
CRH PUBLIC LTD CO
filed 2008-05-13
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

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

Myles Lee

Tel: +353 1 404 1000

Fax: +353 1 404 1007

Belgard Castle, Clondalkin, Dublin 22

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares/Income Shares of €0.34 each American Depositary Shares, each representing the right to receive one Ordinary Share	The Irish Stock Exchange Limited The London Stock Exchange Limited The New York Stock Exchange* The New York Stock Exchange

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each *	547,207,814
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

*	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Large accelerated filer          ☒             Accelerated filer          ☐            Non-accelerated filer          ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TABLE OF CONTENTS—(continued)

INTRODUCTION

Forward-Looking Statements

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, among other statements, certain statements in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends and “Outlook 2008” discussions on pages 32, 35, 39 and 42, “Trend information – 2008” on page 64 and statements in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information—Risk Factors” and in “Item 5—Operating and Financial Review and Prospects”.

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations as issued by the International Accounting Standards Board (IASB).

The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

The selected consolidated financial data for the three years ended December 31, 2007* have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report.

Performance Indicators

CRH uses a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Interest Cover Ratio. Interest Cover Ratio is used by management as a measure matching the earnings and cash generated by the business to the underlying funding costs. Major non-public financings by the Group and the Group’s major bank facilities incorporate covenants based on the Interest Cover Ratio rather than debt to shareholders’ funds. Interest Cover Ratio is presented here to provide a greater understanding of the impact of CRH’s debt and financing arrangements. Interest Cover Ratio is the ratio of EBITDA to net interest and a table reconciling net interest and EBITDA to finance cost and Group net income is presented on page 26.

Organic Revenue, Organic Operating Income. Exchange translation movements can have a significant impact on the reported results for the Group, and can distort comparisons of underlying performance; for example, the sharp decline in the value of the U.S. dollar in 2007 combined with movements in the average exchange rate for the Group’s other operating currencies resulted in an adverse translation impact of €79 million on operating income for the year. Furthermore, CRH pursues a strategy of growth through acquisitions, with over €2 billion spent on acquisitions both in 2007 and in 2006; these acquisitions contributed strongly to the change in revenue and operating income in 2007, adding incremental revenue of €2,851 million and incremental operating income of €222 million compared with 2006. Because of the impact of both exchange translation and acquisitions on reported results each year, the Group uses organic revenue and organic operating income as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage or ongoing) operations each year; organic revenue and organic operating income is arrived at by excluding the incremental revenue and operating income contributions from current and prior year acquisitions, the impact of exchange translation and the impact of any non-recurring items (see page 28). In Management’s Financial Review which follows, changes in organic revenue and organic operating income are presented as additional measures of revenue and operating income to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating income to the changes in total revenue and operating income by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 30 below.

*	In accordance with the General Instructions for Form 20-F, Section G, audited information under IFRS is presented for 2004 through 2007 only, as IFRS was adopted from 1 January 2004.

CONSOLIDATED INCOME STATEMENT DATA

Year ended December 31

	2007 (a)	2007	2006	2005	2004
(Amounts in millions, except per share data and ratios)	U.S.$m	€ m	€ m	€ m	€ m
Revenue	32,347	20,992	18,737	14,449	12,755
Group operating income (b)	3,214	2,086	1,767	1,392	1,220
Income before tax	2,934	1,904	1,602	1,279	1,104
Income tax expense	718	466	378	273	232
Net income attributable to equity holders of the Company	2,203	1,430	1,210	998	866
Group operating income as a percentage of revenue	9.9%	9.9%	9.4%	9.6%	9.6%
Basic earnings per Ordinary Share	404.8c	262.7c	224.3c	186.7c	163.6c
Diluted earnings per Ordinary Share	401.3c	260.4c	222.4c	185.2c	162.7c
Dividends paid during calendar year per Ordinary Share	90.1c	58.5c	41.25c	34.65c	29.50c
Average number of Ordinary Shares outstanding	544.3	544.3	539.4	534.3	529.5
Ratio of earnings to fixed charges (times) (c)	5.0	5.0	5.2	5.6	6.0

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S. $1.5409 (the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate” on May 8, 2008).
(b)	Group operating income is shown before gain on sale of property, plant and equipment, net finance costs, share of associates’ income after taxes and taxes on income.
(c)	The ratio of earnings to fixed charges was computed by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; and distributed income of equity investees. The fixed charges were calculated by adding finance costs; discounts and expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.

CONSOLIDATED BALANCE SHEET DATA

	As at December 31
	2007 (a)	2007	2006	2005	2004
(Amounts in millions, except per share data and debt ratio)	U.S.$m	€ m	€ m	€ m	€ m
Total assets	30,491	19,788	18,345	16,053	13,072
Net assets (b)	12,358	8,020	7,104	6,234	4,979
Non-current interest-bearing loans and borrowings	9,134	5,928	5,313	4,524	3,802
Ordinary shareholders’ equity	12,255	7,953	7,062	6,194	4,944
Capital stock	287	186	184	182	181
Number of Ordinary Shares at December 31 (millions of shares)	547.2	547.2	542.8	536.3	532.6

OTHER DATA

	2007 (a)	2007	2006	2005	2004
	U.S.$m	€ m	€ m	€ m	€ m
As at December 31
Net debt (c)	7,956	5,163	4,492	3,449	2,758
Debt ratio (d)	64.9%	64.9%	63.6%	55.7%	55.8%
Year ended December 31
Expenditure on acquisitions and investments (e)	3,432	2,227	2,311	1,298	1,019
Expenditure on property, plant and equipment	1,584	1,028	832	652	551

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S. $1.5409 (the noon buying rate at May 8, 2008).
(b)	Net assets is calculated as the sum of total assets less total liabilities.
(c)	Net debt is calculated as the sum of interest-bearing loans and borrowings and derivative financial instruments, net of cash and cash equivalents and liquid investments.
(d)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.
(e)	Expenditure on acquisitions and investments including net debt assumed on acquisition and deferred and contingent acquisition consideration paid.

Exchange Rates

In this Form 20-F, references to “U.S.$”, “U.S. dollars” or “U.S. cents” are to United States dollars, references to “euro”, “euro cent” or “€” are to the euro and “U.K.£” or “pounds sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”), Canadian Dollar (“CAD”), Argentine Peso (“ARP”), Ukrainian Hryvnia (“UAH”) and Israeli Shekel (“ILS”).

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The Noon Buying Rate on December 31, 2007 was €1 = U.S. $1.4603 and on May 8, 2008 was €1 = U.S. $1.5409.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period Noon Buying Rates in U.S. dollars per €1 (to the nearest cent).

Years ended December 31	Period End	Average Rate*	High	Low
2003	1.26	1.14	1.26	1.07
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
2007	1.46	1.38	1.49	1.29
2008 (through May 8, 2008)	1.54	1.54	1.60	1.45

Months ended	Period End	Average Rate*	High	Low
October 2007	1.45	1.42	1.45	1.41
November 2007	1.47	1.47	1.49	1.44
December 2007	1.46	1.46	1.48	1.43
January 2008	1.48	1.47	1.49	1.46
February 2008	1.52	1.48	1.52	1.45
March 2008	1.58	1.55	1.58	1.52
April 2008	1.56	1.58	1.60	1.56
May 2008 (through May 8, 2008)	1.54	1.55	1.55	1.54

*	The average of the Noon Buying Rates on the last day of each month during the period or in the case of monthly averages, the average of all days in the month.

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Company’s Consolidated Financial Statements (see page F-11).

For a discussion of the effects of exchange rate fluctuations on the financial condition and results of operations of the Group, see “Item 5—Operating and Financial Review and Prospects”.

Dividends

The following table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable.

Solely for convenience of the reader, these dividends have been translated into U.S. cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) at the Noon Buying Rate on each of the respective payment dates.

	euro cents per ordinary share			Translated into U.S. cents per ADS
Years ended December 31	Interim	Final	Total	Interim	Final	Total
2003	8.20	19.90	28.10	9.43	25.07	34.50
2004	9.60	23.40	33.00	12.42	31.68	44.10
2005	11.25	27.75	39.00	13.31	35.30	48.61
2006	13.50	38.50	52.00	17.15	52.14	69.29
2007	20.00	48.00	68.00	28.96	73.96	102.92

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

Group financial performance is closely tied to the performance of the residential, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by a series of factors that are beyond Group control, including:

•	the performance of national economies in the 32 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates; for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•	the allocation of government funding for public infrastructure programs, such as the development of highways in the United States under SAFETEA-LU and the National Development Plan in Ireland;

•	the level of demand for construction materials and services; and

•	the price of fuel and principal raw materials such as bitumen, steel and polystyrene bead.

Each of the above factors could have a material adverse effect on Group operating results and the market price of CRH’s securities.

The onset of a cycle of reduced economic growth in the countries in which CRH has significant operations or the implementation of unfavorable governmental policies could adversely affect Group revenues and operating margins.

CRH has significant operations in the United States and Europe and a deterioration of macro-economic conditions in these regions could have a material negative impact on Group operating results. Moreover, a U.S. or an EU economic slowdown may have negative implications for the economies of other markets in which CRH operates. To the extent government funding through governmental infrastructure programs is decreased or terminated as a result of such macroeconomic developments or significant change in government policy, Group revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programs.

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

CRH faces strong competition in its various markets, and if CRH fails to compete successfully market share will decline.

CRH continually faces competition in the markets in which Group companies operate. The competitive environment in which the Group operates can be significantly affected by local factors, such as the number of competitors, production capacity, economic conditions and product demand in the local market. In several markets, downward pricing pressures are experienced from time to time as a result of competitive pressures and the Group is not always able to quickly recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices. If CRH is consistently unable to recover increased operating expenses through higher selling prices, the Group’s results of operations could be adversely affected.

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

CRH is subject to stringent and evolving environmental and health and safety laws, regulations and standards which could result in costs related to compliance and remediation efforts that may adversely affect Group results of operations and financial condition.

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

A significant portion of Group revenues and expenses originates in currencies other than the euro, primarily in U.S. dollars, pounds sterling, Swiss franc and Polish zloty. As at December 31, 2007, approximately 65% of Group shareholders’ funds were denominated in currencies other than the euro, predominantly the U.S. dollar (43%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro, may impact the Group’s reported results. It is the Group’s policy partially to hedge its investment in foreign currencies by maintaining a net debt position in all relevant foreign currencies, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended December 31, 2007 see “Item 5—Operating and Financial Review and Prospects”.

Economic, political and local business risks associated with international revenue and operations could adversely affect CRH’s business.

CRH operates mainly in North America and the EU as well as, to a lesser degree, in developing markets in South America, Eastern Europe, Turkey and China. The economies of these countries are at different stages of socio-economic development. Consequently, CRH’s future results could be harmed by a variety of factors, including:

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

Under IFRS, goodwill and indefinite-lived intangible assets are not amortized but are subject to annual impairment tests. Other intangible assets deemed separable from goodwill arising on acquisitions are amortized.

Impairment tests conducted during the 2007 financial year indicated that no impairment had occurred. Testing in 2006 identified an impairment in respect of the Group’s 45% share of goodwill in the Cementbouw bv joint venture which was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. An impairment loss of €50 million was recognized in the Consolidated Statements of Income for the year ended December 31, 2006 and was reflected in the segment result for Europe Products in that year (see Note 1 of Notes to the Consolidated Financial Statements, pages F-22 and F-23).

Goodwill does not affect cash flow. However, a full write-down of goodwill at December 31, 2007 would have resulted in a charge to income and reduction in equity of €3,482 million.

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

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition program. As of December 31, 2007, CRH had outstanding net indebtedness of €5,163 million. A significant portion of CRH’s cash flow from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments.

CRH has entered into certain financing agreements containing restrictive covenants, which could limit its operating and financial flexibility. Such covenants require CRH to maintain a certain interest cover ratio, a certain ratio of current assets to current liabilities and a minimum net worth, and place limits on the ratio of net debt to net worth as well as imposing various conditions for significant disposals of assets. These restrictions could limit CRH’s flexibility in planning for, and reacting to, competitive pressures and changes in its business, industry and general economic conditions and limit its ability to make strategic acquisitions and capitalize on business opportunities.

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is the parent company for an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders’ merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is one of the top three companies, based on market capitalization, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and on the New York Stock Exchange in the United States. The market capitalization of CRH as of December 31, 2007 was €13.1 billion.

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

The Company is incorporated in the Republic of Ireland. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: 353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its U.S. agent is Oldcastle, Inc., 375 Northridge Road, Atlanta, Georgia 30350. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates.

From Group headquarters, a small team of executives exercises strategic control over decentralized operations in Ireland, Britain, Mainland Europe, the Americas and China. The Group employs a total of approximately 92,000 people worldwide.

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Mexico, Canada, Chile and Argentina.

For IFRS reporting purposes, the Group’s activities fall into three reporting business segments: Materials, Products and Distribution, which are each further divided between the Group’s two geographical areas, Europe and Americas, resulting in six reporting segments. The activities of the various segments are briefly described as follows:

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

	2007		2006		2005
	Revenue	Operating income	Revenue	Operating income	Revenue	Operating income
Share of revenue and operating income *
Europe Materials	18%	28%	16%	24%	18%	27%
Europe Products	17%	15%	17%	12%	18%	13%
Europe Distribution	16%	10%	15%	10%	15%	9%
Americas Materials	26%	28%	25%	27%	22%	23%
Americas Products	17%	16%	19%	21%	19%	22%
Americas Distribution	6%	3%	8%	6%	8%	6%

Total	100%	100%	100%	100%	100%	100%

*	See description of business operations for details of non-European and non-Americas countries grouped with Europe and Americas respectively for reporting purposes.

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

Product Spread

Activities—Annualized production volumes

Materials
Cement	15.6 million tons *
Aggregates	260.3 million tons *
Asphalt	56.3 million tons *
Readymixed concrete	25.8 million cubic meters

Products
Structural/Precast concrete	10.6 million tons *
Architectural concrete	33.2 million tons *
Clay	4.3 million tons *
Insulation	6.2 million cubic meters
Fencing & security	14.2 million lineal meters
Glass/Rooflights	13.7 million square meters

Distribution
Builders merchants	648 stores
DIY	240 stores

*	Throughout this document tons denotes metric tons (i.e. 1,000 kilograms).

Strategy

Building materials is an inherently cyclical business linked primarily to GDP growth in local economies. Recognizing the variability that cyclicality brings, CRH’s strategy is to sustain and build a balanced business with exposure to multiple demand drivers that can deliver CRH’s strategic vision to “be a responsible international leader in building materials delivering superior performance and growth”. Geographic and product diversity serves to smooth out the effects of changing economic conditions and to provide multiple opportunities for growth. Sectoral and end-use diversity reduces the effects of varying demand patterns across building and construction activity by maintaining a balanced portfolio of products, serving a broad customer base.

CRH’s unique balance across regions, products and all building and construction sectors is one of the key drivers of the Group’s strategy. Our relentless focus on performance, with multiple growth platforms from which to pursue value-creating opportunities and dedicated people with ambition to achieve, operating in an environment which values strong governance and prudent policies, underpin our ability to deliver consistent performance and returns over the long term. 2007 marks CRH’s 15th consecutive year of earnings and income growth despite a weaker economic backdrop in the early 2000’s—a significant achievement within our industry.

In 2007, CRH’s operations were evenly balanced between the geographies of North America and Western Europe with a growing component of activity in the emerging regions of Central and Eastern Europe, the Mediterranean, North Africa, South and Central America and Asia. While product balance remains weighted towards the heavyside with 75% in materials and concrete products and 25% in lightside products and distribution, each of these businesses deliver strong returns on capital through the cycle. Sectoral balance remains stable and end-use balance, which tends to trend towards Repair, Maintenance & Improvement (“RMI”) in developed economies, is counter-balanced by significant new build demand in developing economies.

While CRH’s strategy has evolved and will continue to evolve with the expansion and development of the Group, the solid foundation of a balanced business with an emphasis on performance delivery remains core. As we look to the future, CRH will continue to optimize its business positions in the developed world where returns are more predictable and business practices are more developed. In parallel, CRH will seek to establish, in a measured way, platforms for the future in emerging economies that show the potential for above-average growth.

CRH is a diversified building materials group which manufactures and distributes building material products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal.

Materials: The Fundamentals

Strategy: To build and maintain strong vertically integrated businesses with leading market positions. Implementation focuses on accumulating long-term permitted reserves, continuously investing in plant and equipment for product quality, operational efficiency and customer service, and seeking value-creating expansion opportunities via greenfield development and acquisitions in selected markets.

Products: Constructing the Frame

Strategy: To build and expand leadership positions in targeted markets in the manufacture of structural and architectural concrete products and related accessories. Implementation focuses on continuously improving the businesses with state-of-the-art IT, exchange of process and product know-how and leveraging engineering, project management, logistics and marketing skills to add more value for customers, while simultaneously pursuing new product and new region opportunities.

Products: Completing the Envelope

Strategy: To develop current strong positions and seek new platforms for growth in these complementary product segments. Implementation focuses on increasing penetration for CRH product offerings, edge expansion into new architectural products and solutions, developing positions to benefit from scale and best practices, and creating competitive advantage through product, process and end-use innovation.

Distribution: Fit-out and Renewal

Strategy: To build and grow a strong network of professional builders merchants and DIY stores primarily in metropolitan areas. Implementation focuses on organizational initiatives and best-in-class IT to realize operational excellence, optimize the supply chain and provide superior customer service, while seeking opportunities to invest in new regions and other attractive segments of building materials distribution.

General Development of the Business

In the early and mid-1970s, over 85% of CRH’s income was earned in the Republic of Ireland. The Group’s overseas interests during this period comprised a small concrete products company in the U.K. and a Dutch-based builders merchant with a small manufacturing division and one DIY store. A strategic decision was taken in 1977 to invest in familiar business sectors overseas and to develop the existing overseas operations with a view to spreading risks and opportunities more broadly. Between 1979 and May 2008, approximately €16.8 billion has been spent by the Group in acquiring and investing in 700 companies, and the Group now has operations at over 3,500 locations in 32 countries. The major acquisitions and investments made by the Group during the year ended December 31, 2007 are outlined in Note 33 of the Notes to Consolidated Financial Statements.

During the year ended December 2007, the major acquisitions and investments were the acquisition of Swiss builders merchant Gétaz Romang; the purchase of 50% of Denizli Cimento in Turkey; the acquisition of Conrad Yelvington Distributors, a rail-based distributor of aggregates in the southeastern United States; the purchase of certain Cemex assets in Florida and Arizona in the United States; the acquisition of Vistawall Group in the United States and the acquisition of interior products distributor Acoustical Materials Services in the United States. The combined cost of these acquisitions amounted to €1.2 billion representing 52% of total year spend on acquisition and investments.

During the year ended December 2006, the major acquisitions and investments were Ashland Paving And Construction (APAC), MMI Products, Inc. and Halfen-Deha Group (Halfen). The combined cost of these acquisitions amounted to €1.5bn representing 64% of total year spend on acquisition and investments.

During the year ended 2005, the major acquisitions and investments were Mountain companies, Bizzack and assets of Southern Minnesota Construction and 26.3% of Corporación Uniland in Spain. The combined cost of these acquisitions and investments amounted to €0.6 billion representing 49% of total year spend on acquisitions and investments.

Business Overview

The percentage of Group revenue and operating income for each of the six reporting segments for 2007, 2006 and 2005 is shown in the table on page 11.

Business Operations in Americas Materials

The Americas Materials Division is a major producer of aggregates, asphalt and readymixed concrete in the United States, with operations in 44 states organized into regional business units; New England; New York/New Jersey; the newly–formed Mid-Atlantic region, comprising operations in Pennsylvania, Delaware, Michigan and Virginia, which were previously reported as part of the Central region; the Central region, comprising operations in Ohio, West Virginia, North Carolina, Kentucky and Virginia, and the APAC operations in western North Carolina, eastern Tennessee and Virginia; the West, comprising operations from Washington on the Pacific coast across to Minnesota and down to New Mexico. APAC, excluding those operations transferred to the Central division, reported as one business unit in 2007; with effect from the beginning of 2008 APAC has been split into two operating regions comprising the Southeast operations in Alabama, Florida, Georgia and Mississippi and the Southwest comprising operations in Arkansas, Missouri, Kansas, western Tennessee, Oklahoma and Texas. The Division employs 23,500 people at over 1,200 operating locations.

Products and services	Annualized volumes
Aggregates	174.0 million tons *
Asphalt	51.4 million tons *
Readymixed concrete	9.7 million cubic meters

*	Throughout this document tons denotes metric tons (i.e. 1,000 kilograms).

Product end-use (EBITDA)		Product end-use (EBITDA)
Residential	20%
Non-residential	30%	New Construction	30%
Infrastructure	50%	Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%	Total	100%

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years.

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

Business Operations in Americas Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a presence in Mexico, Canada and South America. This Division is comprised of two reportable segments, Products and Distribution.

Americas Products

This segment comprises five groups of which four are in North America: Architectural Products, Precast, Glass and MMI, each with local and national market positions; the fifth group is in South America where CRH is a major producer of clay products in Argentina and has glass fabrication businesses in Argentina and Chile. The Products segment employs approximately 24,000 people at almost 600 operating locations.

Products and services	Location	Annualized volumes

Concrete masonry, patio products, pavers and rooftiles	Canada, U.S.	13.4 million tons *

Prepackaged concrete mixes	U.S.	2 million tons *

Clay bricks, pavers, tiles	Argentina, U.S.	1.3 million tons *

Precast concrete products	Canada, U.S.	2.4 million tons *

Glass fabrication	Argentina, Canada, Chile, U.S.	12.5 million square meters

Aluminum glazing systems	Canada, U.S.	n/a

Construction accessories	U.S.	n/a

Welded wire reinforcement	U.S.	n/a

Fencing products	U.S.	11.8 lineal meters

*	Throughout this document tons denotes metric tons (i.e. 1,000 kilograms).

Product end-use (EBITDA)		Product end-use (EBITDA)
Residential	40%
Non-residential	45%	New Construction	65%
Infrastructure	15%	Repair, Maintenance & Improvement (“RMI”)	35%

Total	100%	Total	100%

Architectural Products group (“APG”) APG, which is a large North American producer of concrete masonry, hardscape products, prepackaged concrete mixes and lightweight aggregates, as well as lawn and garden products, services the U.S. and eastern Canada from 234 locations in 39 states and two Canadian provinces. The residential and non-residential sectors combined account for over 75% of APG’s output, a significant proportion which is used in the RMI and DIY sectors.

APG’s concrete masonry products are used for cladding and foundations. Hardscape products comprise pavers, retaining wall products and patio products.

Lawn and garden products, mainly bagged and bulk soil, mulch and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cementitious dry-mixes, marketed under the Sakrete® and ProSpec® brands, and lightweight aggregate are also important product lines. APG also includes Glen-Gery Corporation, a clay brick producer with an annual capacity of over 620 million bricks, operating 10 brick plants located primarily in the northeast and midwest regions of the United States.

Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

Precast group The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the U.S. and Canada with 81 locations in 26 states and the province of Quebec.

The most significant precast concrete products are underground vaults sold principally to water, electrical and telephone utilities. Other precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins, street and highway products such as median barriers, culverts, short span bridges and precast flooring. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product. Plastic enclosures are also supplied to the water, electrical and telephone utilities. Polymer trench is sold to the electric and railroad market.

In the northeast, the Building Systems Group manufactures and installs pre-stressed concrete plank, precast structures and other products. These products are used mainly in structures such as hotels, apartments, prisons, parking garages and bridges.

Concrete pipe is used for storm and sanitary sewer applications, which are largely local government projects. Competing materials include corrugated steel pipe and high-density polyethylene pipe in storm sewer applications and plastic pipe in sanitary sewer applications.

Glass group The Glass group custom-manufactures architectural glass and engineered aluminum glazing systems for multi-storey commercial, institutional and residential construction. With 73 locations in 26 states and four Canadian provinces, the Glass group is a large supplier of high-performance glazing products and services in North America, delivering to all of the top 50 MSA’s (Metropolitan Statistical Areas) in the U.S. and four Canadian provinces.

In June 2007, the Glass group acquired the Vistawall Group. With annual revenue of U.S. $323 million, Vistawall is a leading vertically-integrated manufacturer of a broad range of architectural aluminum glazing systems, including storefront systems, curtain wall, glass skylights, translucent roof and wall systems and operable windows.

Tempered glass and engineered aluminum glazing systems are building products with major applications in the RMI construction sector, and have a growing range of specialty uses in furniture, appliances, marine windows and in a wide range of architectural applications. The architectural glass product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colors and qualities. The engineered aluminum glazing systems product range includes a broad range of storefront and entrances, curtain wall, skylights and architectural windows.

MMI MMI Products Inc., acquired in April 2006, is a leading U.S. manufacturer and distributor of building products used by the residential, non-residential and infrastructure sectors. Operations comprise three distinct product segments: the construction accessories business supplies over 2,000 specialized products used in concrete construction activities; the welded wire reinforcement division mainly supplies products for non-residential and infrastructure applications; the third business manufactures and distributes a variety of fencing and related products. The group has 17 manufacturing plants and 59 branches across 29 states and a plant in Mexico.

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

Americas Distribution

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), has 200 branches in 30 U.S. states and two Mexican states, focused on major metropolitan areas. It comprises two divisions which supply contractor groups specializing in Roofing/Siding and Interior Products (wallboard, steel studs and acoustical ceiling systems).

Products and services	Location	Number of branches
Roofing/Siding	U.S.	135 branches
Interior products	Mexico, U.S.	65 branches

Product end-use (EBITDA)		Product end-use (EBITDA)
Residential	55%	New Construction	55%
Non-residential	45%	Repair, Maintenance & Improvement (“RMI”)	45%

Total	100%	Total	100%

Roofing/Siding is the group’s traditional business and Allied is a large distributor in this segment in the United States. Demand is largely influenced by residential replacement activity, with the key products having an average life span of roughly 20 years. This division also supplies commercial roofing products.

In 2005, we organized our fast-growing Interior Products operations, focused equally on the commercial and residential construction markets, into a separate division. We have significantly expanded this segment and, with the acquisition in late 2007 of Acoustical Materials Services in the western United States and Baja California, Mexico, Interior Products accounts for approximately 47% of annualized Distribution sales. The Interior Products division’s primary customers are drywall contractors who are mainly involved in new residential and new commercial construction. Three of its 65 branches are in Mexico.

Business Operations in Europe Materials

The Materials Division in Europe is a major vertically integrated producer of primary materials and value-added manufactured products operating in 19 countries and is actively involved in the Group’s development efforts in Asia.

Its principal products are cement, aggregates, readymixed concrete, concrete products, asphalt and lime. Ireland, Poland, Finland, Switzerland, Spain, Portugal and Ukraine are the major markets.

In total, the Division employs approximately 14,500 people at over 540 locations.

Product end-use (EBITDA)		Product end-use (EBITDA)
Residential	40%
Non-residential	30%	New Construction	80%
Infrastructure	30%	Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%	Total	100%

Products and services	Location	Annualized volumes

Cement*	China, Finland, Ireland, Lebanon (25%), Poland, Portugal (49%), Switzerland, Tunisia (49%), Turkey (50%), Ukraine	15.6 million tons **

Aggregates	Estonia, Finland, Ireland, Latvia, Poland, Portugal (49%), Slovakia, Spain, Switzerland	86.3 million tons **

Asphalt	Finland, Ireland, Poland, Switzerland	4.9 million tons **

Readymixed concrete*	Estonia, Finland, Ireland, Latvia, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%), Turkey (50%)	16.1 million cubic meters

Agricultural & chemical lime	Ireland, Poland, Switzerland	1.9 million tons **

Concrete products	Estonia, Finland, Ireland, Poland, Portugal (49%), Spain, Tunisia (49%)	8.6 million tons **

*	Cement and readymixed concrete volumes exclude CRH’s share of Uniland in Spain (26.3%) and Mashav in Israel (25%). CRH’s share of annualized production volumes for these businesses amounts to approximately 3.1 million tons of cement and 0.8 million cubic meters of readymixed concrete.
**	Throughout this document tons denotes metric tons (i.e. 1,000 kilograms).

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years.

Ireland

CRH is the largest supplier and producer of cement in the Republic of Ireland, accounting for approximately 55% of cement market demand in the whole island of Ireland. The Group operates two cement plants with a total annual production capacity of 2.6 million tons of clinker. Capacity utilization was high at both plants in 2007. In early 2007 Irish Cement commenced a €200 million investment project to modernize its major cement facility near Dublin. The investment will create an ultra-modern, energy-efficient plant meeting world best practice emissions standards. It is due on-stream towards the end of 2008. Customers primarily comprise concrete producers and merchants supplying construction contractors and others. Revenue to other CRH subsidiaries accounted for approximately 32% of Irish Cement’s revenue in the Republic of Ireland in 2007, with the next five largest customers accounting for approximately 30%. Competition comes principally from three cement plants, two in the Irish Republic and a third plant near Belfast. Results are influenced primarily by the level of construction activity in Ireland.

In addition to cement, CRH produces aggregates, readymixed concrete, concrete products and asphalt road products at 140 locations throughout Ireland. Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors, while readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and precast concrete flooring) are sold to both the public and private construction sectors. CRH is also involved in asphalt contracting and sells agricultural limestone to the farming community. The Group encounters strong competition in all of its markets and competes principally on quality, service and price. Operations are affected by the overall level of government capital expenditure, the level of activity in the housing, agricultural, industrial and commercial construction markets and by the weather.

Finland/Baltics

CRH’s subsidiary Finnsementti is the sole cement manufacturer in Finland. Operating from two dry-process plants in southern Finland, the company has an annual capacity of 1.8 million tons of cement. Limestone is available under long-term supply agreements. Sales to other CRH subsidiaries accounted for approximately 28% of Finnsementti’s revenue in 2007. The company competes on the basis of the quality and consistency of its product and on the reliability of its service. Competition comes mainly from Germany, but also from Poland, Lithuania and Russia. Annual cement imports into Finland are reported to be approximately 0.2 million tons per annum.

CRH also produces aggregates, precast concrete products and readymixed concrete in Finland, and has locations in the Baltic States of Latvia and Estonia. CRH is the only Western readymixed concrete producer in St. Petersburg in Russia.

Central Eastern Europe

In Poland CRH operates a modern dry process kiln at Ożarów, approximately 170km south east of Warsaw, with a total annual clinker production capacity of 2.8 million tons; during 2007 work commenced on a 1.8 million ton cement capacity expansion of this facility. A second smaller plant, located approximately 210km south east of Warsaw, has an annual clinker capacity of 0.28 million tons. CRH also produces a range of building materials including aggregates, asphalt, readymixed concrete, concrete products and lime in Poland.

The Group operates one wet-process cement plant in southwest Ukraine which produced 2.0 million tons of cement in 2007. In March 2007, CRH announced an investment of €210 million to build a new dry process line; this project, the first ever Joint Implementation Project registered by the United Nations, is expected to be complete in early 2009. Substantial limestone reserves are located close to the plant.

Switzerland

With two modern, well-equipped, energy-efficient cement plants in Switzerland, CRH has an annual capacity of 1.0 million tons. Both plants are located close to large limestone deposits. CRH has a market share of approximately 20%. Competition comes principally from two cement manufacturers in Switzerland. CRH also has aggregates and readymixed concrete operations in Switzerland, which have strong regional positions in the central and north-western regions, producing approximately 3.0 million tons of aggregates and over 0.8 million cubic meters of concrete annually. Approximately 40% of cement produced is sold to CRH’s ready-mixed concrete operations.

The Netherlands

In August 2007, CRH bought out our partners in the Benelux cement trading, readymixed concrete and aggregates joint venture, Cementbouw bv. The company was reorganized to report under the Europe Materials Division.

Iberia

CRH surface-mines aggregates from five quarries in Catalonia and one quarry in each of the Madrid and Valencia regions. During 2007, CRH produced approximately 4.0 million tons of aggregates of which approximately 98% was used to supply its own readymixed concrete and concrete products operations. Aggregate reserves in Spain are adequate to permit production at current operating levels for a minimum of eight years. CRH operates 70 readymixed concrete plants in Spain and in 2007 produced 3.8 million cubic meters of readymixed concrete. CRH also manufactures a variety of concrete products including blocks, pipe, paving slabs, steel reinforced beams and girders. CRH sources its cement supplies primarily from a number of major Spanish producers. Competition comes mainly from other large readymixed concrete producers and from a variety of small concrete product manufacturers in Spain. While the Group’s largest market is the densely populated Catalonia region in northeastern Spain, it also operates readymixed concrete plants elsewhere in Spain.

CRH has a 26.3% equity stake in Corporación Uniland S.A. (Uniland), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia, Argentina and Uruguay.

CRH holds 49% of Secil—with joint management control. In Portugal, Secil operates three integrated cement plants with total capacity of 3.9 million tons, 44 readymixed concrete plants and seven hard rock quarries. The company also produces precast concrete and mortars in Portugal. Secil is a prominent producer of cement in southeastern Tunisia where it has one plant with capacity of 1.4 million tons. In addition, Secil has a 51% investment in an integrated cement plant in Lebanon with a cement capacity of 1.4 million tons and a 51% investment in a cement grinding operation located in the south of Angola, and has a number of investments in other undertakings in Portugal. In 2007, Secil sold 6.3 million tons of cement (3.9 million tons in Portugal, 1.2 million tons in Tunisia, 1.0 million tons in Lebanon and 0.2 million tons in Angola), and also produced 2.1 million cubic meters of readymixed concrete and 3.6 million tons of aggregates in Portugal.

Eastern Mediterranean

CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel. Mashav’s facility at Ramla has two modern dry process kilns with combined annual capacity of 4.0 million tons of clinker. The Har Tuv location has a single semi-dry process kiln with annual capacity of approximately 0.55 million tons of clinker.

In 2007, CRH acquired a 50% stake in Denizli Cimento, an integrated cement and readymixed concrete business in Turkey. Denizli has a modern cement facility with a clinker capacity of 1.8 million tons and is the market leader in the Aegean region of south-western Turkey. The company has substantial limestone reserves. Denizli also operates a network of 13 readymixed concrete plants in Denizli and the surrounding area.

Asia

In February 2007, CRH acquired Harbin Sanling Cement Company in the Heilongjiang region of China. Harbin Sanling is a modern plant with two clinker production lines and total cement capacity of 0.65 million tons per annum.

Business Operations in Europe Products & Distribution

Products & Distribution in Europe is organized in two reportable segments, Products and Distribution. The Products segment is organized into three groups of related manufacturing businesses involved in concrete, clay and other building products. Distribution encompasses professional builders merchants and “Do-It-Yourself” (“DIY”) stores.

Europe Products

The Products segment operates in 19 European countries with the Benelux, the U.K., France and Germany accounting for the bulk of its revenue. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 19,300 employees at 533 operating locations.

Products and services	Location	Annualized volumes

Concrete paving and landscaping	Benelux, Denmark, France, Germany, Italy, Slovakia, U.K.	10.1 million tons *

Precast concrete products	Benelux, Denmark, France, Poland, Romania Switzerland, U.K., Ireland	7.3 million tons *

Clay bricks, pavers, rooftiles and blocks	Benelux, Germany, Poland, U.K.	3 million tons *

Insulation products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, U.K.	6.2 million cubic meters

Fencing & Security	Benelux, France, Germany, U.K.	2.4 million lineal meters

Daylight & Ventilation	Benelux, France, Germany, Ireland, U.K.	1.2 million square meters

Construction accessories	Benelux, France, Germany, Ireland, Italy, Poland, Spain, Switzerland, Sweden, U.K.	n/a

Roller shutters & awnings	Benelux	n/a

*	Throughout this document tons denotes metric tons (i.e. 1,000 kilograms).

Product end-use (EBITDA)		Product end-use (EBITDA)
Residential	55%
Non-residential	30%	New Construction	75%
Infrastructure	15%	Repair, Maintenance & Improvement (“RMI”)	25%

Total	100%	Total	100%

Concrete Products

This group manufactures a range of concrete products for two principal end-uses: architectural and structural. The group has manufacturing operations in Benelux, Denmark, France, Germany, Italy, Poland, Romania, Slovakia, Switzerland and the U.K. Principal raw materials include cement, crushed stone and sand and gravel all of which are readily available locally.

The architectural products group manufactures a range of concrete pavers, tiles, blocks, precast vaults, drainage and sewerage products. With a strong existing presence in Benelux, Germany and France, the group entered the Romanian market during 2007 with the acquisition of Elpreco, a leading local producer of aerated concrete blocks, concrete rooftiles, pavers and utility products. Three other bolt-on acquisitions during the year expanded the architectural group’s presence in the U.K. and Belgium.

The structural products group focuses on floor and wall elements, beams and other structural elements for use in structural applications. In addition, sand-lime bricks are produced for the residential market. This group expanded its product range and market position in Denmark with the acquisition of a concrete stairs business in March 2007 followed by the purchase of a lightweight wall panels and flooring manufacturer in August. Operations in France were strengthened by a small bolt-on acquisition while in Poland the group completed the buyout of the remaining 75% of precast concrete producer Ergon.

Clay Products

The Clay Products group has operations in Belgium, Germany, Netherlands, Poland and the U.K., with the Ibstock operation in the U.K. being the largest business. The group principally produces clay facing bricks, pavers, blocks and rooftiles. Natural gas and liquid petroleum gas are the energy sources for the brick companies’ kilns. Clay supplies are readily available. Competition in clay products comes mainly from other locally-based manufacturers. Sales are made through builders merchants, specialist brick factors and architects.

Building Products

The Building Products group is active in lightside building materials and comprises three broad product segments: Construction Accessories; Building Envelope Products and Insulation.

The Construction Accessories group was formed following the acquisition in April 2003 of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. The business has expanded through a series of acquisitions in the period since then to its current position as a market leader in Europe with operations in 12 countries.

The Building Envelope Products business unit comprises Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA) businesses which specialize in entrance control and climate control products. F&S is a supplier of security solutions, which includes designing and manufacturing fencing and security gate systems and supplying access control systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports. Raw materials for fencing and security gate manufacturing comprise steel, aluminum, reinforced glass fiber, chain-link fabric and barbed wire purchased from a variety of sources. The D&V group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group comprises 18 manufacturing locations in Germany, Benelux, the U.K. and Ireland. The RSA group was established in 2006 by the acquisition of AVZ, a leading developer, assembler and distributor of roller shutter and awning systems in the Netherlands.

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

Europe Distribution

This segment has approximately 10,380 employees at 688 operating locations.

Products and services	Location	Number of locations

Builders merchants	Austria, France, Germany, Netherlands, Switzerland	448 branches

DIY stores	Benelux, Germany (48%), Portugal (50%) and Spain (60%)	240 stores

Product end-use (EBITDA)		Product end-use (EBITDA)
Residential	75%
Non-residential	20%	New Construction	45%
Infrastructure	5%	Repair, Maintenance & Improvement (“RMI”)	55%

Total	100%	Total	100%

Professional Builders Merchants

Professional Builders Merchants caters to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants. CRH operates a network of 116 builders merchants locations in the Netherlands. The acquisition of Gétaz Romang in May 2007, combined with CRH’s existing Swiss merchanting activities in Switzerland, created the largest builders merchant in Switzerland with a total of 124 locations throughout the country. In Austria, where we have 29 merchanting outlets, CRH is the only builders merchant with country-wide coverage. In both Germany and France CRH is a major regional distributor, with 91 locations in France and, through our 47.82% joint venture stake in Bauking, 88 builders merchant outlets in Germany.

In addition, CRH holds a 21.66% stake in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region of France.

DIY

DIY stores sell to DIY enthusiasts and home improvers. Customers generally collect goods although each store offers a delivery service for an additional charge. CRH operates 129 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organization, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. Bauking in Germany operates 54 Hagebau DIY stores. CRH’s 50% joint venture MaxMat is a cash-and-carry DIY chain in Portugal with 29 stores and during 2007, CRH purchased a 60% interest in a nine store business in the Alicante/Valencia region in Spain. Competition comes primarily from other national DIY chains and from local DIY stores.

Seasonality

Activity in the construction industry is characterized by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather.

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely aggregates and clay reserves, are found. CRH is also a significant purchaser of certain important materials such as cement, bitumen, gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen and fuel.

Organizational Structure

CRH is the holding company for an international group of companies. The principal subsidiary, joint venture and associated undertakings are listed in Exhibit 8.

Property, Plant and Equipment

At May 8, 2008, CRH and its joint ventures had a total of 2,678 building materials production locations, of which 1,610 were located in the Americas, 119 were located in the Republic of Ireland, 139 in Britain and Northern Ireland and 810 in Mainland Europe. At the same date, CRH had a total of 888 Merchanting & DIY locations of which 197 were located in the United States, 688 in Mainland Europe and 3 in Mexico. 691 locations in the United States, 15 in the Republic of Ireland, 51 in Britain and Northern Ireland, 673 in Mainland Europe, 7 in Canada and 3 in Mexico are leased, with the remaining 2,126 locations held on a freehold basis.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. CRH has a continuing program of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. The Group’s principal properties by acreage at May 8, 2008 are listed below. All quarries are open pit.

Principal properties	Description	Title	Area (acres)*	Business activity
Republic of Ireland
Platin, Co. Meath	Cement plant and related land, quarries and buildings	Freehold	1,450	Manufacture of cement and clinker

Limerick, Co. Limerick	Cement plant and related land, quarries and buildings	Freehold	2,250	Manufacture of cement and clinker
Poland
Ożarów	Cement plant and related land, quarries and buildings	Freehold	1,500	Manufacture of cement and clinker

*	Approximate

Environmental Regulations

Policy

CRH is committed to good environmental stewardship in all its activities. Our environmental policy, applied across all of the Group companies, is to:

•	comply, at a minimum, with all applicable environmental legislation and to continually improve our environmental stewardship towards industry best practice;

•	ensure that our employees and contractors respect their environmental responsibilities;

•	proactively address the challenges and opportunities of climate change;

•	optimize our use of energy and resources through efficiency gains and recycling;

•	promote environmentally-driven product innovation and new business opportunities; and

•	be good neighbors in the many communities in which we operate.

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

Environmental performance

During 2007, CRH spent approximately €63 million on ongoing environmental upgrades and improvements throughout the Group. Many companies reduced specific air emissions, increased recycling of water, increased the use of secondary materials and achieved further process and energy efficiency gains, with direct economic as well as environmental benefits. We continued restoration of worked-out quarries and pits, and fostered biodiversity where it exists: over 91% of all our quarries and pits now have restoration plans, and this increases year-on-year.

CRH publishes details of its environmental performance in its annual CSR Report, downloadable from www.crh.com. The entire 2006 Report was verified by DNV (Det Norske Veritas), and qualified as “A+” application level under the “G3” sustainability reporting guidelines of the GRI (Global Reporting Initiative). CRH was again ranked among the sector leaders by the DJSI, FTSE4Good, Innovest, Vigeo and Ethibel socially-responsible investment rating agencies. The 2007 CSR Report will be available by mid 2008.

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

In 2007, CRH committed to a 15% reduction in its specific CO2 cement plant emissions by 2015 compared with the 1990 specific emissions for the same portfolio of plants. This reduction is on track, and is being achieved through major capital investment programs at its cement plants in Finland, Ireland, Ukraine and Poland. The Ukraine project is the world’s first Joint Implementation Project (JI-0001) registered by the UNFCCC under the flexible mechanisms of the Kyoto Protocol, and will replace an old technology wet-process plant with a state-of-the-art dry process plant.

CRH operated successfully within the National Allocation Plans under the European Emissions Trading Scheme for the period 2005-2007, and is actively implementing a strategy to achieve the Plans for the period 2008-2012. Through Cembureau (the European cement association) and the WBCSD, CRH is actively engaged in the sectoral initiatives being discussed for the post-2012 period both in Europe and globally.

Possible environmental liabilities

At May 8, 2008 there were no material pending legal proceedings relating to environmental regulations or to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of 2007 results

2007 was a year of robust delivery despite many challenges. Economic growth was strong in Eastern Europe, while in the core Eurozone countries a very busy first half was followed by a somewhat slower pace of growth in the second half. In the United States, the decline in new residential construction which started in 2006 accelerated considerably, exacerbated by the credit crisis, but the non-residential sector continued to grow while highway activity benefited from robust public funding programs.

Europe Materials, which has leading positions in Ireland, Finland, the Baltics, Poland, Ukraine, Switzerland, Spain, Portugal and the Eastern Mediterranean, enjoyed, with some exceptions, generally favorable economic conditions. Activity was particularly busy in Eastern Europe with strong volume and income increases; income also increased across the Western European network at a satisfactory pace with some volume growth and good price and cost discipline. Operating income for the year grew by a strong 39%.

Europe Products & Distribution continued its recovery from the relatively anemic markets of the early part of the decade, and operating income grew by over 30%. There was a marked improvement in operating income and margin in the first half, while the second half saw a slower pace of demand growth, particularly in Germany. The Eurozone is the largest region for Europe Products & Distribution and had a reasonable growth in activity. Denmark and Switzerland were strong, the U.K. was flat, while the Division also benefited from its small but growing exposure in Eastern Europe. The Concrete, Clay and Building Products businesses all delivered increased income, as did Distribution, with a particularly strong initial eight-month contribution from Gétaz Romang in Switzerland.

Our Americas Materials business, which is a national leader in aggregates, asphalt and readymixed concrete, delivered operating income up 31% in dollar terms. Organic income was up approximately 10%, while APAC, the major acquisition in 2006, performed very strongly. Infrastructure is the key end-use and highway funding was strong with good spend from the multi-year dedicated Federal program and from State and local sources. As in recent years, recovery of energy cost increases through efficiency, cost and pricing initiatives was a priority; the successful push-through of the necessary price increases led to volume reductions but boosted profitability.

Our Americas Products & Distribution businesses sell principally to the residential and non-residential sectors. The significant decline in new residential construction led to difficult market conditions right across the country, but this was in part offset by continued strength in non-residential activity. MMI, the new platform acquired in 2006, was hardest hit among our Products businesses and had a poor year; various initiatives are in place to improve future profitability. The Architectural Products, Precast and Glass groups all performed satisfactorily. Distribution was also hit hard by the residential decline; while operating income and margin were down from the record 2006 levels, a margin of 5.3% was resilient in the circumstances. Our operations in Canada, Argentina and Chile once again had strong outcomes. Overall operating income for Americas Products & Distribution declined 6% in dollar terms.

MANAGEMENT’S FINANCIAL REVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F. These financial statements have been prepared in accordance with IFRS.

The terms “ongoing”, “organic” and “heritage” have the same meaning in the discussion that follows.

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

During the last two years, through acquisitions and internal growth, the Group has continued to expand its businesses of producing and selling a wide range of building materials and of operating builders’ merchanting and DIY stores. Growth in revenue in 2007, which has increased by 12% in euro terms compared with 2006, was attributable to both acquisitions and increases in ongoing operations. Operating income expressed as a percentage of revenue increased from 9.4% in 2006 to 9.9% in 2007.

In 2007, the incremental costs of financing 2006 and 2007 acquisition activity resulted in an increase of €106 million in net finance costs (see below—net finance costs (also described as net interest expense) comprises finance revenue, finance cost and the proportionate share of joint ventures’ finance costs).

The Group’s low effective tax rate (income tax expense as a percentage of income before taxes) principally reflects the fact that manufacturing income in Ireland is subject to a 10% Corporation Tax rate, which is guaranteed to the year 2010. The effective tax rate increased to 24.5% in 2007 from 23.6% in 2006 due to the increased taxable income in higher tax rate countries.

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

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain EBITDA/net interest (excluding share of joint ventures) no lower than 4.5 times for twelve-month periods ending June 30 and December 31 in each year. The amount outstanding at December 31, 2007 under these loans is €2,702 million. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus impacting the maturity profile of the Group’s debt and the Group’s liquidity.

Calculation of EBITDA interest cover ratio

	2007	2006	2005
	€ m	€ m	€ m
Net Interest
Finance revenue (a)	(170)	(155)	(138)
Finance cost ( a)	473	407	297

Net interest expense including joint ventures	303	252	159
Less share of joint ventures’ net interest (c)	(14)	(16)	(14)

Net interest expense excluding joint ventures	289	236	145

Calculation of EBITDA
Group net income for the financial year (a)	1,438	1,224	1,006
Income tax expense (a)	466	378	273
Group share of associates’ income after tax (a)	(64)	(47)	(26)
Finance revenue (a)	(170)	(155)	(138)
Finance cost ( a)	473	407	297

Income before finance costs (a)	2,143	1,807	1,412
Intangible asset amortization (b)	35	25	9
Gain on sale of investments and property, plant and equipment (a)	(57)	(40)	(20)
Depreciation (b)	739	664	556

EBITDA including joint ventures	2,860	2,456	1,957
Less share of joint ventures’ EBITDA (c)	(156)	(80)	(112)

EBITDA excluding joint ventures	2,704	2,376	1,845

	times	times	times
EBITDA interest cover ratio including joint ventures (EBITDA divided by net interest expense)	9.4	9.7	12.3

EBITDA interest cover ratio excluding joint ventures (EBITDA divided by net interest expense)	9.4	10.1	12.7

The footnote references in this table are set out on page 27.

(a)	These items appear on the Consolidated Statements of Income on page F-2.
(b)	Amortization of intangible assets and depreciation expense, which are reported in Notes 3 and 4 respectively (page F-27), Note 14 (page F-44) and Note 13 (page F-42) respectively of the Notes to Consolidated Financial Statements, are not shown as separate line items in the Consolidated Statements of Income on page F-2.
(c)	The Group’s share of joint ventures’ net interest, operating income and depreciation expense, which are reported in Note 2 (page F-25) of the Notes to the Consolidated Financial Statements, are not shown as separate line items in the Consolidated Statements of Income on page F-2.

2007 compared with 2006

Results

CRH performed robustly in 2007 with growth in reported revenue of 12%, in operating income of 18% and in pre-tax income of 19%. The key components of 2007 performance are analyzed in the table on page 29.

Exchange translation effects

2007 saw a sharp decline in the value of the U.S. dollar with the average U.S.$/euro rate of 1.3705 for 2007 being 8% weaker versus the euro than in 2006 (1.2556). This combined with movements in average exchange rates for our other operating currencies resulted in an adverse translation impact of €67 million at income before tax level. The average and year-end exchange rates used in the preparation of CRH’s Consolidated Financial Statements are included under Accounting Policies on page F-11 of this Report.

Incremental impact of 2006 acquisitions

2006 acquisitions contributed incremental operating income of €121 million on revenue of €1,636 million, an effective incremental operating income margin of approximately 7%.

In Europe, 2006 acquisitions generated an incremental €27 million in operating income on revenue of €245 million to give a margin of approximately 11%. This primarily arose in Products operations and mainly reflected the impact of the Halfen-Deha Construction Accessories acquisition completed in May and the AVZ Roller Shutters & Awnings purchase finalized in August together with 11 other Products acquisitions spread throughout 2006.

In the Americas, 2006 acquisitions contributed an incremental €94 million in operating income on revenue of €1,391 million, with the incremental operating income margin of approximately 7% reflecting inherently low margins in both APAC, acquired by Americas Materials in August 2006, and in our MMI platform acquired by Americas Products in April. APAC exceeded expectations in 2007 contributing almost all of the incremental €80 million in operating income and €1,002 million in revenue generated by 2006 Materials acquisitions. In Products, MMI had a tough year as the downturn in new housing particularly impacted its residential orientated fencing activities. As a result the incremental operating income impact from 2006 Products acquisitions was slightly negative on incremental revenue of €226 million. However, 2006 Distribution acquisitions contributed strongly delivering incremental operating income of €15 million on revenue of €163 million.

Incremental impact of 2007 acquisitions

The incremental impact from 2007 acquisitions amounted to €101 million in operating income and €1,215 million in revenue, an effective operating margin of just over 8%.

2007 acquisitions by our European based operations contributed an incremental €76 million in operating income and €861 million in revenue, a margin of approximately 9%. Our Materials operations benefited from acquisitions in Poland, Portugal, Turkey and China and from the buyout of the outstanding 55% stake in Cementbouw bv, following which responsibility for this business passed from Europe Products to Europe

Materials. Materials acquisitions added €34 million in operating income and €210 million in revenue to the 2007 outcome. The acquisition in May of Gétaz Romang, the publicly-quoted Swiss builders merchanting group, was the major contributor to the very strong incremental impact from 2007 Distribution acquisitions—€36 million in operating income on revenue of €566 million. The contribution from 2007 acquisitions undertaken by Europe Products—€6 million in operating income on revenue of €85 million—is stated net of the impact of transfer of responsibility for Cementbouw bv to Europe Materials effective end-August 2007.

2007 acquisitions in the Americas, which were mainly concentrated in the second half of the year, contributed an incremental €25 million in operating income on revenue of €354 million, with acquisitions across Materials and Products operations accounting for the bulk of the total impact.

Non-recurring items

In 2006 two non-recurring items affecting our Europe Products & Distribution businesses had a net adverse impact of €12 million on reported income.

In accordance with International Accounting Standard 36 Impairment of Assets, goodwill arising on business combinations is subject to annual impairment testing. The Group’s 2006 impairment testing resulted in a €50 million write-down of goodwill relating to its 45% Cementbouw joint venture. The write-down was charged against Europe Products in reporting operating income by business segment. This joint venture had been established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. The joint venture has experienced difficult trading in recent years and the remaining 55% was bought-out on August 30, 2007 and since that date is reported as part of Europe Materials.

Also during 2006, in response to legislative changes in the Netherlands, CRH reached agreement with its employees in the Netherlands on changes to certain pension arrangements which altered their basis under IFRS from defined benefit to defined contribution. This resulted in the elimination of certain defined benefit obligations from the Group’s Consolidated Balance Sheets with a resultant pre-tax gain of €38 million which was reflected in arriving at operating income for 2006. Of this €19 million was credited to Europe Products and €19 million to Europe Distribution in reporting 2006 operating income by business segment.

There were no non-recurring items in 2007 and this is reflected in the movement in non-recurring items in the table of Key Components of 2007 Performance on page 29.

Ongoing operations

2007 organic revenue growth amounted to €238 million, a growth rate of just over 1% compared with 9% in 2006. Overall organic revenue growth in Europe of 8% was substantially offset by a decline of 5% in the Americas; this compared with 2006 which saw organic revenue growth of approximately 7% in Europe and almost 12% in the Americas. Despite the lower overall organic revenue growth, organic operating income progress maintained strong momentum with an increase of €164 million (2006: €201 million).

Our European operations generated organic operating income growth of €178 million on an organic revenue increase of €694 million to give an effective margin of 26%. Our Materials businesses performed strongly through the year, with particularly strong markets in central and eastern countries, delivering an organic operating income increase of €125 million. Our Products & Distribution operations both enjoyed very strong first half growth but, with a slower economic backdrop in core Eurozone markets, organic second half performance was slightly below a strong second half in 2006. For the year as a whole, organic operating income advanced by €30 million in Products and €23 million in Distribution.

Our operations in the Americas had a challenging year but successfully limited the decline in organic operating income to just €14 million despite a €456 million decline in organic revenue. The Materials Division achieved significant success in recovering higher energy and other input costs to report an excellent €42 million advance in organic operating income. Despite a turbulent backdrop in financial and housing markets, growth in non-residential construction markets and income improvement measures limited the organic operating income reduction in our Products activities to just €17 million. Our Distribution operations suffered from the decline in residential construction and significant price deflation in gypsum wallboard and organic operating income was €39 million lower.

Key Components of 2007 Performance

€ million	Revenue	Operating Income	Gain on Sale	Trading Income	Finance Costs (net)	Associates’ Income after tax	Pre-tax Income
2006 as reported	18,737	1,767	40	1,807	(252)	47	1,602
Exchange effects	(834)	(79)	(1)	(80)	13	—	(67)

2006 at 2007 exchange rates	17,903	1,688	39	1,727	(239)	47	1,535

Incremental impact in 2007 of
—2006 acquisitions	1,636	121	—	121	(64)	1	58
—2007 acquisitions	1,215	101	—	101	(42)	—	59
Non-recurring items	—	12	—	12	—	—	12
Ongoing operations	238	164	18	182	42	16	240

2007 as reported	20,992	2,086	57	2,143	(303)	64	1,904

% change as reported	+12%	+18%		+19%			+19%

Reported 2007 pre-tax income of €1,904 million includes the Group’s share of associates’ after tax income of €64 million. The tax charge at 24.5% of Group income before tax increased compared with 23.6% in 2006.

Net income for 2007 amounted to €1,438 million, an increase of 17.5% over 2006 net income of €1,224 million.

Operating income margins

Structurally low operating margins in the two major 2006 acquisitions, APAC and MMI, together with 2006 restructuring charges at APAC plus the impact of non-recurring items outlined above, affect comparisons of reported Group and segmental operating income margins for 2006 and 2007. The table below compares the reported 2007 operating income margins with 2006 margins.

Operating Income Margin Data

	2007 Reported	2006 Reported
Europe Materials	16.1%	14.2%
Europe Products	8.5%	6.9%
Europe Distribution	6.2%	6.2%
Americas Materials	10.5%	9.9%
Americas Products	9.7%	10.5%
Americas Distribution	5.3%	7.1%

Group	9.9%	9.4%

Europe Materials Division

In 2007, the Europe Materials Division was the fourth and smallest contributor to Group revenue and the largest contributor to Group operating income.

2007 overview

	% of Group	2007	2006	Change	Analysis of change
					Organic	Acquisitions		Exchange Translation
€ million						2006	2007
Revenue	18	3,651	2,967	+684	+457	+24	+210	-7
Operating income	28	586	421	+165	+125	+6	+34	—
Operating income margin		16.1%	14.2%

Europe Materials continued to benefit from strong economic conditions and increased its operating income and related margin significantly during 2007, primarily through organic growth.

Ireland

In Ireland construction demand continued to grow in the first half of 2007; however, the second half saw an accelerating decline in residential output. The National Development Plan continued to underpin demand in the road sector, while private investment remained strong particularly in commercial and retail projects. Agricultural construction recovered well, supported by environmental improvement grant aid. As a result overall demand for our products was at a similar level to 2006. The Northern Ireland business, particularly quarry products and construction, benefited from the general sense of optimism in the economy.

Ongoing programs to reduce operating costs and improve efficiency delivered further savings in 2007, particularly in the area of energy cost reduction. Commercially, the emphasis on cost recovery through price improvement continued. Operating income was ahead of 2006.

Irish Cement commenced a €200 million investment project to modernize its Platin Works. The investment will create an ultra-modern, energy-efficient plant meeting world best practice emissions standards. It is due on-stream towards the end of 2008 and demonstrates CRH’s commitment to meeting the long-term needs of the Irish economy and construction sector.

Finland/Baltics

The Finnish economy grew by 4% in 2007. Broad-based strength in construction activity contributed to strong advances in cement, aggregates and readymixed concrete volumes. There was a particularly strong increase in new non-residential construction, which grew by over 20% when compared with 2006 levels. Ongoing investments in infrastructure such as the Helsinki-Turku motorway and Vuosaari port, combined with a stable residential construction market, also underpinned volume growth. All products achieved improved pricing and this resulted in a very good uplift in operating performance. The new clinker line at the Lappeenranta cement plant, commissioned during the first half of 2007, has performed satisfactorily to date.

Sales volumes in Estonia, Latvia and St. Petersburg were generally ahead of 2006. Higher input costs remained a challenge, particularly in Russia, though good cost control and better pricing held overall income in line with 2006 levels.

Overall, good volume growth and better pricing delivered improved profitability in the Finland/Baltic region in 2007.

Central Eastern Europe

2007 was another good year for the Polish economy with GDP growth of 6.5% and unemployment falling to a new low of 11.4%. Inflation, although low, rose to an average 2.5% while overall construction output increased by an estimated 16% on 2006. The unusually mild first quarter set the tone for cement demand with annual volumes up 17% on 2006 levels. Our concrete businesses performed extremely well with improvement in both volumes and prices across all product groups. Despite some delays in the road program our aggregates and blacktop businesses performed well with a significant increase in hardrock aggregates revenue. The lime group continued to perform satisfactorily with lime product volumes up 7%. Overall, income in Poland improved significantly on 2006 levels.

In Ukraine GDP grew by 8% with increased demand for cement. Higher cement pricing in Russia and other neighboring countries had a positive knock-on effect on pricing and profitability progressed significantly to record levels.

Work has commenced on both the 1.8 million ton Ożarów cement capacity expansion in Poland and on CRH’s Joint Implementation Project (JI-0001) to convert its Ukrainian cement plant from wet to dry process with associated environmental and operational benefits. These two projects, totaling approximately €410 million, demonstrate CRH’s commitment to meeting the growing construction materials needs of these rapidly developing economies, which in 2007 accounted for approximately one-third of Europe Materials operating income.

Switzerland

The Swiss economy grew by 2.8% in 2007 with continuing strong private consumption and substantially increased exports. Inflation and unemployment rates remained at low levels. Construction grew by 1.4%, with residential activity reaching its peak mid-year and leveling off in the second half. Growth drivers were infrastructure and industrial construction. Start-up infrastructure projects led to an increase in cement revenue while excellent weather conditions in the first quarter of the year, as well as strong construction activities in all the regional markets, led to better profitability in downstream aggregates, asphalt and readymixed concrete operations.

The Netherlands

Following the acquisition in August 2007 of the remaining 55% of Cementbouw bv (which was previously reported as a 45% joint venture within Europe Products), this business was reorganized to report under the Europe Materials Division and has performed to expectations since acquisition.

Iberia

Although the Spanish economy continued to grow, our volumes in Spain were a little down on the record levels achieved in 2006. Nevertheless, better pricing and improved cost control led to higher margins and increased profitability. Activity remained strong in our main markets with the exception of Madrid. Corporación Uniland, the Group’s 26% cement associate, which is accounted for using the equity method, recorded a strong increase in profitability.

The Portuguese economy grew by 1.9% in 2007; however, construction had another difficult year with activity decreasing 3.9%, reflecting reduced activity in housing. Secil’s three cement plants operated at full capacity taking advantage of strong export markets. Overall, Secil recorded a satisfactory year due to a good advance in profitability in its Tunisian cement operation and in its downstream activities in Portugal. Ciment de Sibline, the cement and concrete business in Lebanon in which Secil acquired a controlling stake in January 2007, performed in line with expectations.

Eastern Mediterranean

Our 50% investment in Denizli Cimento in Turkey provides a platform for growth in the Aegean region of southwestern Turkey, which is an expanding construction market. Denizli is one of three large cement producers in the region and is vertically integrated downstream in readymixed concrete. The performance of the business since acquisition has been in line with our expectations and ahead of prior year results. In Israel, Mashav, in which CRH holds a 25% stake and which is accounted for using the equity method, performed slightly ahead of 2006.

China

Our purchase in February 2007 of Harbin Sanling Cement in Heilongjiang in northeast China represented a first step for CRH in the Chinese cement and building materials market. Economic and construction growth in the target region continued as anticipated and the performance of the company and its integration into the CRH Group is progressing well. In January 2008, CRH signed an agreement for the acquisition of a 26% shareholding in Yatai Cement with capacity to produce 9 million tons of cement per annum which is currently being expanded to 18 million tons per annum. This transaction, which is subject to Chinese regulatory approval and which is expected to be completed later in 2008, is a further step in our strategy to build a regional position in cement in northeastern China.

Outlook 2008—Europe Materials Division

Construction demand in Ireland is expected to decline in 2008 as housing output adjusts to a more sustainable level. Both infrastructure and commercial investment are expected to continue at current high levels, and will help to moderate the demand reduction. Cost reduction programs are expected to reduce the income impact of lower overall activity.

Finland’s economy and construction demand are anticipated to grow in 2008, though at a slower pace than in 2007. A decline in new residential construction will be more than offset by continued strength in non-residential and infrastructure investment. The Estonian and Latvian economies face a more uncertain period, although we expect demand in St. Petersburg to remain strong. Overall, we expect to see a further advance in profitability in the Finland/Baltics region in 2008.

Polish GDP is forecast to advance 5.6% in 2008 with construction output expected to grow by over 10%. The continued availability of European Union funding coupled with strong foreign direct investment will underpin growth. In Ukraine GDP is projected to grow in 2008 by 6%. Expanding private sector investment and ongoing rehabilitation of infrastructure are expected to be the major drivers of economic growth with increased demand for all our building products.

GDP in Switzerland is forecast to grow in 2008 by 1.9% driven by a strong export performance, tourism and good internal consumption. Construction activity is anticipated to remain stable with further small declines in housing offset by growth in industrial and commercial work and a stable infrastructural sector.

In Spain a further decline in housing activity is anticipated. We expect volume reductions in all regions across the country; in our principal market in Catalonia, road and rail infrastructural projects and commercial activity are expected to mitigate the impact of the housing decline. In Portugal construction is expected to show a modest recovery in 2008 due to an expected increase in public capital expenditure.

Continued growth is forecast for construction in Turkey with cement volumes rising accordingly. Denizli should once again operate to full capacity. As in recent years, the home market in Israel should show modest growth but significant progress will depend on the political environment.

Cement demand in China is again expected to grow by close to 10% in 2008 and we believe that Harbin Sanling Cement will operate at full capacity.

Overall, the market outlook for 2008 is good. While organic growth is unlikely to be as strong as an outstanding 2007, we should benefit from acquisitions completed during the year, and the major cement capital expenditure projects underway should contribute strongly to the development of the Division in 2009 and beyond.

Americas Materials Division

In 2007, the Americas Materials Division was the second largest contributor to Group revenue and operating income.

2007 overview

					Analysis of change
	% of Group	2007				Acquisitions		Exchange Translation
€ million			2006	Change	Organic	2006	2007
Revenue	26	5,445	4,778	+667	-61	+1,002	+127	-401
Operating income	28	570	475	+95	+42	+80	+12	-39
Operating income margin		10.5%	9.9%

Americas Materials had another good year, with continuing success in recovering higher energy and other input costs and in delivering an improvement in heritage operating income margin for the third consecutive year. After a record net acquisition spend of €1.1 billion (U.S.$1.4 billion) in 2006, our main development focus during the first half of 2007 was on integrating APAC, the major 2006 transaction, which performed well ahead of expectations in 2007. The significant incremental contribution from APAC, combined with a 2007 acquisition spend of €0.6 billion (U.S.$0.9 billion) arising mainly in the second half of the year, and the strong underlying heritage performance, resulted in another record year of revenue and operating income for the Division.

Despite record high crude oil prices bitumen costs increased a relatively modest 5%. Energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, had a composite cost decrease of 7%. The cost of diesel fuel and gasoline used to power our mobile fleet increased by 6%. Against this backdrop, overall prices increased 7% for aggregates, 8% for readymixed concrete and 12% for asphalt, the product most impacted by input cost increases.

Non-residential demand continued to improve and somewhat offset the significant decline in new residential construction. Overall funding available for highway projects showed further growth on 2006 levels. However, with relatively fixed highway budgets, the volume of activity was again impacted by the strong price increases necessary to recover continuing higher input costs. Total volumes, including acquisition effects, increased 5% for aggregates, 2% for readymixed concrete and 14% for asphalt. Heritage volumes declined 7% for aggregates, 13% for readymixed concrete and 13% for asphalt.

The overall 2007 Divisional margin of 10.5% (2006: 9.9%) again reflected the dampening effect of APAC’s profitable but lower margin business mix. The operating margin excluding APAC again advanced to 12.1% (2006: 11.2%).

With a total investment of approximately U.S.$0.9 billion, 2007 was another very busy year in acquisition terms for the Division. Major transactions included the acquisition of Conrad Yelvington Distributors (CYDI) and the purchase of certain assets in Florida and Arizona formerly owned by Cemex. CYDI is the largest rail distributor of aggregates in the southeast United States and, with a major presence in Florida, is a strong geographic and complementary fit with APAC’s Florida activities and also with CRH’s extensive local Precast and Architectural Products businesses in the southeast United States. The former Cemex assets fit well with our expanding interests in Florida and offer development opportunities in Arizona. In addition the Division completed 17 other transactions which included some significant moves in the western states and in Pennsylvania, and commencement of a bolt-on acquisitions program across the APAC platform.

Construction of the 1.1 million ton joint venture greenfield cement plant in central Florida is progressing well with completion scheduled for end 2008.

New England

In 2007, New Hampshire and Vermont enjoyed good trading in solid markets. Massachusetts had another favorable year with good demand and a continuing positive pricing environment. The states of Maine and Connecticut both reduced highway spending and higher prices impacted volumes at the municipal and local level resulting in income declines in these areas. Overall, operating income improved. September saw the acquisition of Burgess Brothers based in Bennington, Vermont, which establishes a presence for our business in a new market area in the state.

New York/New Jersey

Our New York/New Jersey businesses had record results mainly due to asphalt margin expansion. In Upstate New York, our Albany operations once again increased income despite challenging market conditions. Recent years have seen significant contraction in the Rochester region with many large local employers continuing to scale back their activities. However, 2007 brought some improvement in local demand and our Rochester operations reported higher income. Work continued on our major project to double aggregates production capacity at our key West Nyack quarry, just north of New York City; this will further enhance our ability to service the New York Metro market. A readymixed concrete producer based in Utica, New York was acquired in July.

Mid-Atlantic

The newly formed Mid-Atlantic region delivered positive results. Despite continued poor markets in Michigan, our operations delivered good results reflecting strong cost control and reduced fixed overhead. The slowing economy in Pennsylvania and Delaware resulted in revenue declines for heritage operations, although cost and price initiatives achieved earnings on par with prior year. At end-August, McMinn’s Asphalt and Prospect Aggregates, a vertically integrated materials business based near Lancaster, Pennsylvania was acquired, adding well-located reserves and providing a good growth platform for further vertically integrated expansion. Other transactions included the Delaware component of the readymixed concrete and concrete products assets, acquired from U.S. Concrete in November, and the January 2007 purchase of a crushing facility adjacent to an existing Materials Division quarry in Virginia.

Central

This region delivered record results in the year with solid contributions from APAC’s operations in the region, improvements in pricing and good benefits from its winter-fill program. Our bitumen storage capacity in this region mitigated significant bitumen cost increases during the busy highway paving season. Transactions completed during 2007 included the April purchase of a 1 million ton per annum Cleveland, Ohio-based asphalt producer; the August acquisition of a small asphalt producer based in Ridgeland, South Carolina; and in November the addition of the Knoxville, Tennessee component of the readymixed concrete and concrete products assets acquired from U.S. Concrete.

West

Our West region had another excellent year. Local economies were mixed, but remained strong overall with solid non-residential and highway markets offsetting weak residential demand. Once again, Utah and Idaho saw significant income gains due to a better pricing environment in solid markets for all products, and volume gains associated with major projects. In Washington, results improved significantly. Our operations in Wyoming, Montana, South Dakota, Colorado, and New Mexico had another record year. Our Iowa operations suffered income declines as a result of weak residential demand. The major acquisitions completed during 2007 were the purchase in August of Eugene Sand & Gravel, based in Eugene, Oregon and of Cessford Construction, which operates in central and eastern Iowa and in west central Illinois; in November we acquired HK Contractors, based in Idaho Falls. These combined with five smaller bolt-on deals plus the acquisition of former Cemex assets in Arizona contributed to a busy development year in this region.

APAC

We achieved significant synergies through overhead reductions and by shifting the business emphasis from construction to materials. Although APAC’s structurally lower margins (due to higher revenue, lower margin construction revenue) again impacted Americas Materials’ overall operating margin in 2007, underlying trading in the business for 2007 was well ahead of expectations. The integration program was completed on schedule and overall performance was well ahead of expectations.

CYDI and the former Cemex assets in Florida acquired during 2007 complement APAC’s operations in the state. In addition two other acquisitions during 2007 served to expand APAC’s aggregates and asphalt activities in Texas and Oklahoma respectively.

Outlook 2008—Americas Materials Division

Infrastructure is the key end-use for Americas Materials and while funding for highway projects is forecast to increase further in 2008, volumes and activity levels will continue to be influenced by input cost movements and associated product pricing trends. The key focus in 2008 is to continue the improving underlying trend in operating income margin through prudent cost and overhead savings, combined with the ongoing achievement of efficiency gains and additional price improvements. With a continuing favorable pricing environment, a sustained emphasis on operating efficiency and with benefits from our record 2006/07 development spend we look forward to another year of progress for this Division.

Europe Products & Distribution Division

In 2007, the Europe Products & Distribution Division was the largest contributor to Group revenue and the third largest contributor to Group operating income. The Division is comprised of two segments, Products and Distribution.

After a strong first half, housing demand in the Netherlands moderated later in the year. Germany also reported a robust start, but slowed somewhat in the latter months. Nordic markets witnessed significant growth while Belgium, Switzerland and France remained positive. The U.K. saw stable markets with operational efficiencies leading to good income growth. Results in Eastern Europe were exceptional with strong growth and high margins.

During 2007 we invested €663 million in 26 acquisitions including the Builders Merchants business Gétaz Romang, a major addition to our Swiss distribution business. We also completed several strategically important bolt-on acquisitions in our various markets, in line with our strategy of building local leadership positions.

Overall, the Division once again achieved growth in revenue and operating income, up 18% and 32% respectively.

Europe Products

2007 overview

					Analysis of change
	% of Group	2007	2006	Change	Organic	Acquisitions		Non-recurring items *	Exchange Translation
€ million						2006	2007
Revenue	17	3,628	3,186	+442	+161	+196	+85	—	—
Operating income	15	308	221	+87	+30	+20	+6	+31	—
Operating income margin		8.5%	6.9%

*	See discussion of 2006 non-recurring items on page 28.

Concrete Products

2007 saw good progress on the development front with eight acquisitions which further consolidated our positions in existing Western European markets and expanded our operations in Eastern Europe, in particular in Poland and Romania. The group reported a solid organic operating income advance boosted by contributions from acquisitions.

Architectural

Architectural operations performed ahead of 2006 despite difficult market conditions in several markets. Our Dutch and Belgian businesses continued to face tough competition due to market over-capacity and downward price pressure. The German business posted strong results despite a downturn in new residential construction. In France results improved driven by operational synergies. Our Danish and Slovakian businesses continued to perform strongly. Supreme in the U.K., acquired in April 2006, contributed above expectations in its first full year. The architectural group made four acquisitions in 2007 including an add-on to Supreme in the U.K., two bolt-ons to our water treatment and paving business in Belgium, and Elpreco, an entry into the Romanian market.

Structural

Our structural concrete operations again delivered excellent results driven by tight operational control and strong markets in Belgium, France, Denmark and Poland, in particular in the new non-residential sector. Our sand-lime brick business posted lower results reflecting slower activity levels in the Dutch residential market. The structural group expanded its product range and market position in Denmark with the acquisition of a concrete stairs business in March followed by the purchase of a lightweight wall panels and flooring manufacturer in August; this group also acquired a small add-on in France and completed the buyout of the remaining 75% of Ergon Poland.

Clay Products

This group delivered increased operating income for 2007.

U.K. brick industry volumes showed a welcome return to growth in the first half of 2007; however, with heavy rain across the U.K. in mid-summer, volumes for the year finished at a similar level to 2006. Ibstock operating income advanced strongly due to operating and overhead efficiencies.

In the Netherlands our markets slowed as the year progressed and profitability declined slightly.

In Germany the initial early optimism was not sustained and our clay operations were restructured and capacity reduced. However, organic results improved on 2006. Our Polish operation advanced strongly and income increased sharply, as a result of good volume and price growth. In November, we expanded our presence with the acquisition of a clay brick, block and rooftile manufacturer in western Poland.

Building Products

Market conditions in 2007 were positive, particularly in non-residential sectors in Germany, the Benelux and the U.K. All business units contributed to organic improvement, complemented by acquisitive growth.

Construction Accessories

This business unit, operating in the construction accessories market in Europe, experienced another year of excellent performance and growth. The full year contribution of Halfen, acquired in May 2006, exceeded our expectations and all our other businesses showed solid operating results. We completed four small bolt-on acquisitions during the year, which performed as expected. With its main focus on non-residential construction and civil engineering, Construction Accessories is well positioned for further growth.

Building Envelope Products

This business unit comprises Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA) businesses which specialize in entrance control and climate control products. All segments contributed to a stronger 2007 performance. F&S once again delivered record results. Despite difficult markets for our glass projects business, D&V showed a year of progress in operating results, mainly driven by an excellent performance in its German roof lights business. The first full year contribution from our RSA business, acquired in August 2006, exceeded expectations. The Building Envelope unit continues to benefit from a growing market focus on repair, maintenance and improvement, safety and comfort.

Insulation Products

Insulation Products had another year of organic improvement in both revenue and operating income. Good returns from recent restructuring initiatives and growing demand in our key markets, especially in Poland, underpinned a solid performance. The business is well positioned for further improvements, given the ongoing European legislation for energy management of buildings.

Europe Distribution

2007 overview

					Analysis of change
	% of Group	2007	2006	Change	Organic	Acquisitions		Non-recurring items *	Exchange Translation
€ million						2006	2007
Revenue	16	3,435	2,786	+649	+76	+25	+566	—	-18
Operating income	10	212	172	+40	+23	+1	+36	-19	-1
Operating income margin		6.2%	6.2%

*	See discussion of 2006 non-recurring items on page 28.

2007 was another strong year with a further improvement in revenue and operating income. Good market conditions in most of our markets, a mild winter and a continued focus on margin improvement and cost control underpinned organic growth. This was supplemented by excellent contributions from the ten acquisitions completed in 2007.

Professional Builders Merchants sell building material products to the professional contractor, while DIY provides decorative and home improvement products to the consumer.

Professional Builders Merchants

With 448 locations in five countries, Professional Builders Merchants has strong market positions in all its regions and generated significant margin improvement in 2007.

The Netherlands: Following a good final quarter in 2006, this business performed very strongly in the first half of 2007, supported by a positive market and mild winter conditions. Although the global credit crunch impacted sentiment from mid-year, demand remained solid throughout the second half. This positive backdrop combined with a targeted “quality for quantity” margin improvement program enabled our Dutch professional business to report strong revenue and income growth.

France: Our heritage operations in Ile-de-France (100%), Burgundy and Franche-Comté (58%) benefited from good market conditions resulting in improved revenue and income. LDP (100%), acquired in January 2007 with 17 locations in Normandy, delivered very satisfactory results exceeding our initial expectations.

Switzerland: Our acquisition (effective May 1, 2007) of Gétaz Romang, created the largest builders merchants business in Switzerland with more than 100 locations and annualized revenue of approximately €1 billion. In addition to its traditional builders merchants business, the new group has a leading position in a number of specialized builders merchants businesses including sanitary ware, tiles, kitchens and ironmongery. Organic improvement in the heritage Baubedarf and Richner operations, a performance well above initial expectations from Gétaz Romang and a successful integration of all three businesses, resulted in a highly satisfactory 2007 performance. In addition, two further acquisitions added three branches to the existing network.

Austria: Quester, our Austrian builders merchants company, failed to benefit in 2007 from the positive market conditions and from re-organization measures taken in 2006. As a result, revenue, operating income and margins were lower than 2006. In response, further restructuring initiatives were implemented from mid-2007 which are expected to restore margins to appropriate levels. Taking account of these restructuring costs, Quester was loss-making at operating income level in 2007.

Germany: Bauking, in which we have a 47.82% stake, operates primarily in the northwest of Germany. After a good start to the year due to mild winter weather, the expiry of home ownership grants and the increase in value added tax (VAT) effective January 1, 2007 began to impact from the second quarter. As a result, organic revenue was lower than in 2006. However, with relentless cost control, organic operating income was maintained and, with an active year on the development front, overall revenue and operating income advanced.

DIY

The DIY Europe platform has activities in five countries with 240 DIY stores. These stores are operated under five different brands: Gamma (The Netherlands and Belgium), Karwei (The Netherlands), Hagebau (Germany), Maxmat (Portugal) and BricoHouse (Spain).

The Netherlands: After some flat years, 2007 saw a healthy increase in the total DIY market underpinned by increasing consumer confidence. The mild winter and sunny spring period resulted in a very successful garden season, while good promotional campaigns and sharp formula management resulted in an increase in market share. Organic revenue and operating income advanced strongly. In addition, two stores were added from one acquisition, and three greenfield stores were opened.

Belgium: Gamma Belgium showed a healthy increase in both revenue and operating income but, in the absence of new greenfield store openings, market share declined.

Germany: Bauking operates DIY stores under the brand name Hagebau. In a very competitive market which was depressed by the effect of the VAT increase, Bauking’s Hagebau stores reported revenue and operating income in line with 2006. From two acquisitions Bauking added 14 Hagebau stores bringing its total network to 54 stores.

Portugal: Despite generally weak economic conditions, organic revenue at Maxmat remained at 2006 levels. With the lifting of legal limitations on new store openings, Maxmat greenfielded seven new stores in 2007 and introduced the Maxgarden concept. Start-up losses for the new openings resulted in lower operating income than in 2006.

Spain: We entered the Spanish DIY market in May 2007 with the acquisition of a 60% interest in a small business in the Alicante/Valencia region.

Outlook 2008—Europe Products & Distribution Division

Current forecasts for our European construction markets are for a slower pace of growth than in 2007.

In the Netherlands, we expect the residential and non-residential sectors to be stable in 2008.

In Belgium after several years of strong growth, the market is expected to vary somewhat by segment, with a slower new residential market, growth in non-residential spend and a stable infrastructure sector. While we anticipate a slowdown in the new non-residential sector in France the residential markets are expected to remain stable.

After a long downturn, 2006 and 2007 saw the start of a modest recovery in overall German construction activity. Although the residential sector remains weak, we expect that non-residential and infrastructure will continue growth into 2008. Swiss construction output is anticipated to grow at a moderate pace in 2008 with a slight decrease in the new housing sector more than offset by a positive non-residential outlook.

In the U.K. despite recent reductions in interest rates, we expect the more cautious lending environment generally to dampen 2008 demand.

Strong growth is expected in Eastern Europe, with the current robust climate in Poland expected to continue. Strong but more moderate growth is still expected in Slovakia and we see a positive outlook to our newly acquired Romanian concrete operations.

The growth we have experienced in our Scandinavian businesses will be tempered somewhat by the slowdown in Danish new housing, but overall we consider the outlook for these markets to be positive.

Following successful delivery in 2006 and 2007, ongoing margin improvement through a combination of price recovery and cost reduction remains the key focus of our management teams. The search for acquisition opportunities in Europe across our full range of activities continues. We look to further success on the operational and development front in 2008.

Americas Products & Distribution Division

In 2007, the Americas Products & Distribution Division was the third largest contributor to Group revenue and the fourth and smallest contributor to Group operating income. The Division is comprised of two segments, Products and Distribution.

Americas Products & Distribution faced a challenging year with the sharp decline in new residential construction and financial market turmoil from mid-year. Against this backdrop, our Products businesses delivered a resilient performance with continued growth in non-residential activity mitigating the impact of residential weakness, leaving full-year U.S.$ operating income only slightly below the record 2006 outcome. In Distribution, strong acquisition contributions were unable to compensate for an operating income decline as residential demand weakened and Florida demand fell sharply from 2006 peak levels.

Regionally, our Products & Distribution operations in the western and southern states performed relatively better; while the midwest and northeastern operations were noticeably weaker than in 2006. Significant cost reduction measures were implemented in our residential-orientated businesses which mitigated the impact of volume declines.

Overall, the Division recorded a 5% increase in revenue and a 6% decline in operating income before translation adjustments. We believe that this represents a very positive outcome and once again demonstrates the merits of the Division’s broad sectoral exposure and product diversity.

2007 overview

Americas Products (comprising five groups—Architectural Products, Precast, Glass, MMI and South America)

					Analysis of change
	% of Group	2007	2006	Change	Organic	Acquisitions		Exchange Translation
€ million						2006	2007
Revenue	17	3,510	3,572	-62	-186	+226	+185	-287
Operating Income	16	340	375	-35	-17	-1	+13	-30
Operating Income margin		9.7%	10.5%

Architectural Products (APG)

APG faced difficult trading conditions in 2007 due to the sharp and continuing slowdown in the residential construction sector and weaker demand from the homecenter channel. These negative influences were partially offset by strong non-residential construction which limited the decline in organic revenue to approximately 10%. Despite the reduction in revenue, strong margin management, a significant turnaround in our Lawn & Garden bagged soil and mulch activities and a strong performance from our Canadian operations broadly maintained income and improved overall operating margin compared with 2006.

APG completed 12 acquisitions in 2007. These included the purchase of concrete block operations, masonry distribution businesses and other bolt-on acquisitions in masonry, packaged soils and mulches, and packaged specialty concrete products.

Precast

The continued strength of the non-residential construction sector during the year was offset by a very weak residential sector. However, margins were sustained by good cost control and effective price management and operating income was only slightly behind a record 2006. Backlog volumes and margins heading into 2008 are similar to 2007. Management’s focus will be on internal improvements and cost reduction as we move into a more challenging environment.

Internal developments completed during 2007 included the commissioning of the new concrete pipe production plant in the Panhandle region of Florida and the completion of two major concrete pipe plant expansions in eastern Pennsylvania and Utah. Together these investments are expected to result in increased capacity and lower manufacturing costs in three key markets.

Precast completed two acquisitions in 2007—the acquisition of a plastic and polymer box manufacturer with plants in California, Kentucky and Ohio, expanding our position in concrete, polymer and concrete small box enclosures, and the purchase of a concrete manhole producer in Southern California, adding to our market position in that region.

Glass

The acquisition of the Vistawall Group in June 2007, a leading vertically integrated manufacturer of a broad range of architectural aluminum glazing systems, provides scale and critical mass for the Glass group’s growth strategy to assemble a unique product and service bundle of architectural glass and architectural aluminum glazing systems.

Trading conditions in the architectural glass market weakened in the second half of the year, although continued demand for high-performance energy-efficient architectural glass products and value-added fabrication services resulted in similar organic revenue and operating income. This, combined with an excellent first time contribution from Vistawall due to strong demand for storefront, curtain wall systems and operable windows, enabled the group to achieve a record performance in 2007.

MMI

Revenue and profitability in MMI’s fencing division (which depends to an important degree on residential applications) declined significantly due to the dramatic fall in residential construction activity and price development which failed to keep up with increasing steel costs. The residential downturn also impacted certain product categories in the welded wire reinforcement division and this weakness was not sufficiently offset by demand from the commercial and infrastructure sectors. Although disappointing volumes and pricing were also factors for the construction accessories division (especially in the state of Florida), MMI performed relatively well for the year particularly in those products used in tilt-up wall construction and as anchoring systems for building facades and structural components. In light of market conditions, strong management actions are underway to rationalize MMI’s cost structure and improve operating income margins.

South America

Our operations in Argentina and Chile had another record year in a robust economic environment. In Argentina, the recent capacity expansion made in our ceramic tile business resulted in further strong gains in revenue and income. Our Chilean glass business performed extremely well and the new state-of-the-art laminating facility started production in March 2008.

Americas Distribution

2007 overview

					Analysis of change
	% of Group	2007	2006	Change	Organic	Acquisitions		Exchange Translation
€ million						2006	2007
Revenue	6	1,323	1,448	-125	-209	+163	+42	-121
Operating income	3	70	103	-33	-39	+15	—	-9
Operating income margin		5.3%	7.1%

2007 was a challenging year for Americas Distribution in both its business sectors. Roofing/Siding demand declined in almost all areas reflecting the downturn in both new and remodel activity. Florida was particularly impacted due to the absence of extensive 2006 roofing/siding repair activity which followed active hurricane seasons in both 2004 and 2005. Hawaii and the Pacific Northwest were the bright spots for the year.

Interior Products performed well despite a generally weakening background and significant price deflation in gypsum wallboard and, with the benefits of good contributions from acquisition activity in recent years particularly in Hawaii, Texas and North Carolina, income was maintained.

Against this backdrop, full year operating income for Americas Distribution declined by 26% before translation effects; while down from the record 2006 level, the operating margin of 5.3% was resilient in the circumstances.

Outlook 2008—Americas Products & Distribution Division

New United States residential demand is forecast to show further declines in 2008 and the timing and pace of a recovery is not clear given the continued uncertainty in credit markets. Residential repair, maintenance and improvement activity is historically less cyclical and is expected to remain close to 2007 levels. Following good momentum in 2007, non-residential construction looks likely to moderate later in 2008. Benefits from acquisitions, improvements made in 2007, and further targeted cost reduction measures should mitigate the effects of an overall weaker market; however we look to a lower U.S.$ outcome for our Products and Distribution activities.

2006 compared with 2005

Results

CRH performed strongly in 2006, delivering growth in reported revenue of 30%, in operating income of 27% and in income before tax of 25%. The key components of 2006 performance are analyzed in the table on page 44.

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

In the Americas, 2006 acquisitions contributed an incremental €1,533 million in revenue and €79 million in operating income with the overall operating income margin of approximately 5% reflecting inherently low operating income margins in both APAC, acquired by Americas Materials in August 2006, and in products platform MMI acquired in April 2006. The first-time contribution from APAC was also impacted by restructuring charges of €21 million associated with its integration. 2006 Americas Distribution acquisitions performed strongly with a combined incremental operating income margin of approximately 9%.

Non-recurring items

The 2006 results reflect two non-recurring items referred to on page 28 which taken together had an adverse impact of €12 million on reported income.

Ongoing operations

2006 organic growth in revenue amounted to €1,327 million, a growth rate of 9% compared with 5% in 2005. Total organic growth in operating income was €201 million giving an effective margin of 15%.

In Europe, our operations generated organic revenue growth of €506 million for the year, an increase of approximately 7%. Organic operating income growth of €81 million gave an effective margin of 16%. Europe Materials saw stronger momentum in the more profitable second half and recorded an organic operating income increase of €36 million. After a lackluster first half, Europe Products also enjoyed stronger second half trading and delivered a €31 million increase in organic operating income. In Europe Distribution, organic operating income growth amounted to €14 million.

Our operations in the Americas generated organic revenue growth of €821 million, an increase of almost 12%, with organic operating income growth of €120 million giving an effective margin of just under 15%. The Americas Materials Division achieved significant success in recovering higher energy and other input costs and reported an excellent €78 million advance in organic operating income. Following a very strong first half, growth rates for our Americas Products operations moderated through the second half as residential construction declined. Nevertheless these operations delivered a €43 million increase in organic operating income for 2006 as a whole. Organic full year operating income for Americas Distribution was €1 million lower due to a second half decline. This principally reflected a reduction in Florida roofing/siding demand following 24 months of unusually high activity generated by extensive storm damage during the 2004 and 2005 hurricane seasons.

Key Components of 2006 Performance

€ million	Revenue	Operating Income	Gain on Sale	Trading Income	Finance Costs (net)	Associates’ Income after tax	Pre-tax Income
2005 as reported	14,449	1,392	20	1,412	(159)	26	1,279
Exchange effects	(54)	(4)	—	(4)	—	—	(4)

2005 at 2006 exchange rates	14,395	1,388	20	1,408	(159)	26	1,275

Incremental impact in 2006 of:
—2005 acquisitions	1,108	82	—	82	(40)	18	60
—2006 acquisitions	1,907	108	—	108	(56)	—	52
Non-recurring items	—	(12)	—	(12)	—	—	(12)
Ongoing operations	1,327	201	20	221	3	3	227

2006 as reported	18,737	1,767	40	1,807	(252)	47	1,602

% change as reported	+30%	+27%		+28%			+25%

Reported 2006 pre-tax income of €1,602 million included the Group’s share of associates’ after tax income of €47 million. The tax charge of €378 million in respect of subsidiaries and joint ventures gave an effective tax rate of 23.6% compared with 21.3% in 2005.

Net income for 2006 amounted to €1,224 million, an increase of 21.7% over 2005 net income of €1,006 million.

Operating income margins

Structurally low operating margins in both APAC and MMI, together with restructuring charges at APAC plus the impact of the non-recurring items outlined on page 28, affected reported Group and segmental operating income margins for 2006. The table below compares the reported 2006 operating income margins with 2005 margins.

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

The Division is comprised of two reportable segments, Products and Distribution. Discussions of each of the reportable segments follow with the key achievements and challenges during 2006.

Following a very strong first half, the demand backdrop and organic growth rates for our Americas Products & Distribution operations moderated through the second half of the year. However, overall second half demand remained broadly positive helped by strong and growing non-residential markets which offset the ongoing residential decline. Regionally, our operations in the western and southeastern states performed particularly well in strong markets; the midwest operations improved on 2005, while results from northeastern operations were weaker. Overall, Products & Distribution had an excellent year with a 28% improvement in revenue and a 23% increase in operating income.

2006 also marked the creation of a new product group with the acquisition of MMI Products, Inc. (MMI) in April. MMI is a leading U.S. manufacturer and distributor of mainly non-residential-oriented building products, with operations in three distinct product segments: construction accessories, wire products and fencing products. MMI is a leader in each of these segments.

2006 overview

Americas Products (comprising five groups – Architectural Products, Precast, Glass, MMI and South America)

					Analysis of change
	% of Group	2006	2005	Change	Organic	Acquisitions		Exchange Translation *
€ million						2005	2006
Revenue	19	3,572	2,756	+816	+227	+113	+492	-16
Operating income	21	375	308	+67	+43	+3	+22	-1
Operating income margin		10.5%	11.2%

*	The average U.S. dollar was little changed against the euro in 2006 ($1.2556) when compared to 2005 ($1.2438).

Architectural Products

APG faced tougher residential markets but delivered a robust performance for 2006 as a whole. Price increases, and the benefit of acquisition contributions, helped to deliver double-digit percentage growth in revenue and operating income for the year.

Regionally, the west and south enjoyed strong markets, the Midwest performed well despite softer commercial and residential activity, while the northeast suffered in a poor market with increased competition. Glen-Gery performed satisfactorily in weakening markets. Bagged soil and mulch activities had a disappointing performance in a very difficult pricing environment.

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

Internal developments completed during 2006 included the commissioning of a new manufacturing facility in California, expanding capacity to service the fast-growing California Central Valley; commencement of construction of a precast and concrete pipe plant in the high growth Florida panhandle region, and a major expansion of our concrete pipe plant in eastern Pennsylvania.

Four acquisitions were completed during the year. The purchase of a concrete pipe and precast manufacturer in Denver, Colorado and of a precast drainage and manhole producer close to Atlanta, Georgia complemented and expanded our existing market positions in these states. The acquisition of a utility vault and telecommunications structures producer in Indiana provided an important addition to our national telecommunications products business. A fourth transaction in northern California extended our national leadership position in small concrete and polymer boxes.

Glass

In 2006, the group achieved record results with good growth in both revenue and operating income. Strong markets produced robust demand for energy-efficient architectural glass products and high-performance laminated products such as hurricane-resistant and blast-resistant architectural glass. In addition, the group launched its exclusive energy-efficient architectural glass, SunGlass™, designed to control solar heat gain and therefore reduce annual energy costs in buildings.

In June, the group completed the acquisition of an architectural glass manufacturer in Miami, Florida to provide additional capacity for larger, complex architectural projects that incorporate hurricane-resistant laminated glass.

In January, the group expanded its position in high-performance, engineered aluminum glazing systems with the acquisition of Texas Wall Systems, a leading regional manufacturer of custom-engineered curtain wall and window wall systems located in Dallas, Texas.

In August, the group acquired Antamex, a supplier of high-performance curtain wall systems and engineering design services for commercial, institutional and multi-storey residential construction markets. Headquartered in Toronto, Canada, Antamex has operations in Toronto, Montreal and Vancouver.

MMI

Although somewhat affected in 2006 by weakness in its less significant residential product segment, MMI delivered a satisfactory performance in its first eight months with the Group. Due to its particular business mix, MMI’s operating income margin is much lower than in our APG, Precast, and Glass activities, with a consequent effect on the overall operating income margin for the Americas Products reporting segment.

South America

Our operations in Argentina and Chile had a record year in 2006 against an improved regional economic background. In Argentina, strong revenue and income in our ceramic tile business were partly offset by slightly lower income in our glass operations. Our Chilean glass business performed well.

Americas Distribution

2006 overview

					Analysis of change
						Acquisitions
€ million	% of Group	2006	2005	Change	Organic	2005	2006	Exchange Translation *
Revenue	8	1,448	1,156	+292	+41	+125	+137	-11
Operating income	6	103	80	+23	-1	+13	+12	-1
Operating income margin		7.1%	7.0%

*	The average U.S. dollar was little changed against the euro in 2006 ($1.2556) when compared to 2005 ($1.2438).

While the latter months of the year saw declining demand in the new-build segment, 2006 was a year of growth for Americas Distribution with good performances from both heritage and acquired businesses. Demand remained generally robust throughout the year, although Florida experienced a second half decline, following 24 months of unusually high activity generated by extensive storm damage during the 2004 and 2005 hurricane seasons. The Interior Products division is focused equally on the commercial and residential construction markets. Over the previous two years, we have significantly expanded this segment and in 2006 it delivered excellent incremental revenue and operating income contributions.

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

2006 overview

					Analysis of change
	% of Group	2006	2005	Change	Organic	Acquisitions		Exchange Translation *
€ million						2005	2006
Revenue	25	4,778	3,165	+1,613	+553	+186	+904	-30
Operating income	27	475	328	+147	+78	+27	+45	-3
Operating income margin		9.9%	10.4%

*	The average U.S. dollar was little changed against the euro in 2006 ($1.2556) when compared to 2005 ($1.2438).

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

Non-residential demand continued to improve and more than offset the decline in new residential construction. Overall funding available for highway projects showed a satisfactory improvement on 2005 levels. However, as anticipated, with relatively fixed highway budgets, the volume of activity was impacted by the strong price increases necessary to recover higher input costs and to offset the margin declines experienced in 2003 and 2004. Total volumes, including acquisition effects, increased 10% for aggregates, 20% for readymixed concrete and 27% for asphalt. Heritage volumes were flat for readymixed concrete, declined 2% for aggregates, and 3% for asphalt.

The overall 2006 Divisional margin of 9.9% (2005: 10.4%) reflected the dampening effect of APAC’s profitable but lower margin business mix combined with once-off APAC integration costs. APAC recorded revenue of €761 million and operating income of €26 million in the last four months of the year. The operating margin excluding APAC advanced strongly to 11.2%.

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

New England

In 2006, New Hampshire and Vermont enjoyed better trading in improving markets. Massachusetts had another excellent year with solid demand and a positive pricing environment. The states of Maine and Connecticut both reduced highway spending and higher prices impacted volumes at the municipal and local level resulting in income declines. In development, we successfully entered the readymixed concrete business in Vermont, New Hampshire and Maine with the acquisition of Bissonette. Overall, income improved.

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

Central

The Central region delivered record results with strong price improvements, contributions from acquisitions and benefits from its winter-fill program. Our bitumen storage capacity in this region mitigated significant bitumen cost increases during the busy highway paving season. Michigan suffered in poor public and private markets. Ohio had a strong year with healthy highway markets and improved pricing especially in aggregates. Pennsylvania and Delaware continued to improve with internal cost efficiencies and steady markets. Our

Kentucky and West Virginia operations, acquired in 2005, had a satisfactory year, with improved pricing offsetting lower volumes. In development, we completed five bolt-on acquisitions in Ohio, expanding our readymixed concrete, aggregates and asphalt operations in this state. In addition, we completed one bolt-on readymixed concrete acquisition in Delaware, and two bolt-on deals to our Industrial Mineral business.

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

APAC

APAC represented a major expansion for the Division into new markets in the mid-western and southern U.S. states and added a fifth operating region to the Americas Materials Division. It significantly increased our position as a leading U.S. aggregates and asphalt producer and provided increased exposure to United States infrastructure spending with APAC operations in 14 states. We gained synergies through overhead reductions and by shifting the business emphasis from construction to materials.

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

2006 overview

					Analysis of change
	% of Group	2006	2005	Change	Organic	Acquisitions		Exchange Translation
€ million						2005	2006
Revenue	16	2,967	2,646	+321	+262	+21	+33	+5
Operating income	24	421	377	+44	+36	+2	+5	+1
Operating income margin		14.2%	14.2%

Ireland

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

Revenue volumes in the Baltic region and St. Petersburg operations were well ahead of 2005 levels due to increased construction activity underpinned by strong local economies. Our newly-acquired concrete products company in Estonia performed well.

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

After a number of years of flat demand, a rapid recovery in activity following a weather-affected start and unusually mild weather at the end of the year led to sustained demand with cement volumes up 29% for the year. Increased capacity utilization at our Ożarów cement plant, in which we invested significantly in the late 1990s, proved especially rewarding. The aggregates and blacktop businesses were particularly busy benefiting from increased road construction with the availability of European Union funding. The concrete products businesses performed very well with increased volumes in readymixed concrete, pavers and aerated concrete. Against the background of a growing market, lime volumes were up 12%.

Overall, income in Poland improved significantly on 2005 levels.

In Ukraine, GDP grew by 6% with increased demand for cement. Better volumes, efficiency gains and improved pricing more than offset the impact of severe gas cost increases and resulted in a higher operating income for the year. A new coal mill was installed at our cement plant to reduce dependence on high-priced gas and became fully operational in 2007. Two newly-acquired aggregates operations performed well in their first year of ownership.

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

In Portugal, the economy went through a difficult period with construction down approximately 7% in 2006, reflecting reduced activity in housing and a significant reduction in public capital expenditure. However, all three cement plants operated at full capacity taking advantage of strong export markets. Investment in efficiency and environmental improvement programs, to offset higher input costs and improve performance, continued at all locations. Overall, while cement volumes in its domestic markets declined, Secil had a satisfactory year helped by strong demand in export markets and tight cost control.

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

Europe Products

2006 overview

					Analysis of change
	% of Group	2006	2005	Change	Organic	Acquisitions		Non-recurring items *	Exchange Translation
€ million						2005	2006
Revenue	17	3,186	2,533	+653	+128	+245	+276	—	+4
Operating income	12	221	176	+45	+31	+25	+20	-31	—
Operating income margin		6.9%	6.9%

*	See discussion of 2006 non-recurring items on page 28.

Concrete Products

2006 was an eventful year with eight acquisitions which served to consolidate further our positions in existing markets and establish new positions in Italy and Switzerland. The group reported a strong income advance with good contributions from acquisitions and solid organic growth from the legacy businesses.

Architectural

Despite a slow start due to unfavorable weather conditions, this group performed well ahead of 2005, with strong advances in Belgium, Denmark and Slovakia and a full year’s contribution in France from Stradal which was acquired in August 2005. Continued price competition in the Netherlands due to market over-capacity, and difficult market conditions in the U.K., had an adverse impact on performance, though this was more than compensated by other regions. In Germany, internal improvements and a strong focus on selling prices resulted in a better performance. During the year, the group acquired Record, a leading Italian landscaping products business, two businesses in France and one in Germany.

Structural

Our structural concrete operations delivered excellent results driven by tight operational control and strong markets in the Netherlands, Belgium, France, Denmark and Poland. Our sand-lime brick business improved its performance through growth from new products and better operating efficiencies. During 2006, the group acquired and merged two Swiss businesses bringing a strong market position in this new region, expanded its U.K. presence with the acquisition of Supreme, a leading fencing and lintel producer, and completed two other acquisitions in Belgium.

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

Building Envelope Products

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

In August, AVZ, a designer and distributor of awning systems and roller shutters in the Netherlands, was acquired. Performance in 2006 was above expectations.

Europe Distribution

2006 overview

					Analysis of change
	% of Group	2006	2005	Change	Organic	Acquisitions		Non-recurring items *	Exchange Translation
€ million						2005	2006
Revenue	15	2,786	2,193	+593	+116	+418	+65	—	-6
Operating Income	10	172	123	+49	+14	+12	+4	+19	—
Operating Income Margin		6.2%	5.6%

*	See discussion of 2006 non-recurring items on page 28.

2006 was a record year with excellent improvements in both revenue and income. This improvement was driven by a good recovery in our markets, especially in the Dutch housing sector, and by significant contributions from 2005 acquisitions and the six acquisitions completed in 2006.

Professional Builders Merchants

The Netherlands: The construction sector grew strongly in 2006, benefiting from a marked recovery in new residential construction with the number of completions up 12% to approximately 75,000. Our Dutch builders merchants activities benefited from the more positive market conditions and reported solid revenue growth. This, together with a continued focus on margins and costs, resulted in a substantial improvement in operating income. During 2006 two acquisitions were completed, adding two locations to our distribution network. In addition, three new greenfield branches were opened.

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

Austria: Quester, acquired in October 2005, had a disappointing start to 2006. However, following first-half re-organization measures the business delivered a much improved performance in the second half.

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

Critical Accounting Policies

The Consolidated Financial Statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These accounting principles require management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based on the information available to it at the time that those estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates, judgments or assumptions and actual results, the Group’s Consolidated Financial Statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS, and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

The significant accounting policies adopted by the Group are set out in Statement of Significant Accounting Policies in the Notes to Consolidated Financial Statements, while the other Notes to Consolidated Financial Statements contain the disclosures required by IFRS, which comprise standards and interpretations as issued by the IASB.

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

For further discussion related to environmental matters, see “Item 4—Information on the Company—Environmental Regulations” on page 23.

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

Taxation—current and deferred

The Group’s income tax charge is based on reported income and expected statutory tax rates, various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgments and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings addressed in Note 13 of the Notes to Consolidated Financial Statements, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

The Group’s accounting policy for property, plant and equipment is critical because the carrying value of €8,226 million at December 31, 2007 represents a significant portion (41.6%) of total assets at that date.

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

The assumptions and conditions for determining impairments of property, plant and equipment and goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods. A detailed discussion of the impairment methodology applied by the Group is provided on pages F-45 and F-46.

Pensions and other post-retirement benefits

The amounts recognized in the Consolidated Financial Statements relating to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labor market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the regions of the world where the benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and post-retirement benefit obligation for 2007 and 2006 are disclosed in Note 27 of Notes to Consolidated Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other post-retirement obligations and expenses in future accounting periods.

The following provides sensitivity analysis on the key assumptions employed in the determination of pension scheme assets and liabilities:

•

Discount rates: A 25-basis-point decrease in the discount rates applied in the quantification of scheme liabilities, i.e. 5.25% in the Eurozone, 5.50% in Britain & Northern Ireland, 3.25% in Switzerland and 6.00% in the United States as disclosed in Note 27 of Notes to Consolidated Financial Statements, would increase scheme liabilities by €82 million and hence increase the net pension deficit before deferred tax disclosed in Note 27 of Notes to Consolidated Financial Statements to €177 million.

•

Long-term rate of return on scheme assets: A 25-basis-point increase in the expected long-term rate of return on scheme assets would increase scheme assets by €4 million and hence reduce the pension deficit before deferred tax disclosed in Note 27 of Notes to Consolidated Financial Statements to €91 million.

Impact of Inflation

Inflation has not had a material effect on the Group’s consolidated results of operations and financial condition during the three-year period ended December 31, 2007.

Liquidity and Capital Resources

2007 compared with 2006

The comments below refer to the major components of the Group’s cash flows as shown in the Consolidated Statements of Cash Flows on pages F-5 and F-6.

Cash flows from operating activities

The changes in Group operating income are discussed in the review of results by reporting segment above.

The charge for depreciation and amortization of intangible assets of €774 million was €85 million higher than 2006 (€689 million) mainly reflecting the impact of acquisitions completed in 2006 and 2007.

While the substantial acquisition activity over the past two years resulted in a significant increase in net finance costs to €303 million (2006: €252 million), EBITDA/net interest cover for the year remained very comfortable at 9.4 times (2006: 9.7 times).

The following table summarizes the decrease during the year in working capital requirements allocated over the components of working capital and reconciling from opening 2007 to closing 2007:

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
At January 1, 2007	2,036	3,172	(2,948)	2,260
Translation adjustment	(110)	(149)	160	(99)
Arising on acquisition	263	411	(313)	361
Deferred and contingent acquisition consideration:
—arising on acquisition	—	—	(31)	(31)
—paid during the year	—	—	107	107
Interest accruals	—	(1)	(8)	(9)
Increase/(decrease) in working capital	37	(234)	(64)	(261)

At December 31, 2007	2,226	3,199	(3,097)	2,328

As shown in the table above, the working capital decrease (cash inflow) for the year, based on year-end working capital balances, amounted to €261 million. Due to the seasonal nature of CRH’s business, working capital movements exhibit a high degree of weather dependency and can significantly increase when measured during the peak trading season, generally May to September. The outflow as measured at June 30, 2007 amounted to €330 million. A continuing strong focus on working capital management across the Group’s heritage operations combined with a significant reduction in working capital levels at APAC, associated with the scaling back of its low margin contracting activities, resulted in a working capital decrease for the year of €261 million compared with a €132 million increase in 2006.

Taxation payments were slightly higher than 2006.

Interest payments of €352 million in 2007 were €99 million higher than in 2006 due to higher average gross debt levels related to acquisition activity.

Cash flows from investing activities

The 2007 cash outflow from investing activities (acquisitions, investments and capital projects) amounted to €3,033 million and included deferred acquisition consideration paid during 2007 in respect of acquisitions in previous years and excluded deferred consideration relating to 2007 acquisitions payable in future years. This figure also excluded net debt of €222 million (2006: €239 million) assumed on acquisition.

Capital expenditure of €1,028 million represented 4.9% of Group revenue (2006: 4.4%) and amounted to 1.39 times depreciation (2006: 1.25 times). Of the total capital spend, 50% was invested in Europe with 50% in the Americas.

Total proceeds from the sale of investments and property, plant and equipment of €156 million in 2007 reduced by €96 million from 2006, which included selective APAC asset disposals, subsequent to the acquisition of APAC by CRH, of approximately €0.2 billion.

Cash flows from financing activities

Proceeds of €36 million from share issues reflected the issue of shares under Group share option and share participation schemes.

Dividends paid increased from €197 million to €250 million, reflecting the increase in both final 2006 (39%) and interim 2007 (48%) dividends per share which were paid during the course of 2007.

Translation adjustment

Exchange rate movements during 2007 reduced the euro amount of net foreign currency debt by €237 million principally due to the 12% revaluation of the euro against the U.S. dollar from 1.3170 at end-2006 to 1.4721 at end-2007. The favorable translation adjustment in 2006 also reflected a 12% revaluation of the euro versus the U.S. dollar from 1.1797 at end-2005 to 1.3170 at end-2006.

Year-end net debt

Year-end net debt of €5,163 million (2006: €4,492 million) includes €164 million (2006: €248 million) in respect of the Group’s proportionate share of net debt in joint venture undertakings. The reduction in joint venture debt reflects the fact that following the August 2007 buy-out of the remaining 55% of Cementbouw bv its net debt is no longer included in the joint venture total.

Year-end debt increased by €671 million, resulting in an increase in the ratio of net debt to equity increasing by 1.3 percentage points to 64.9% compared with 63.6% in 2006. EBITDA interest cover including joint ventures (as defined on page 26) was 9.4 times in 2007 (2006: 9.7 times).

On April 18, 2008, CRH Finance (U.K.) PLC. issued U.K.£ 250 million notes with a coupon of 8.25% maturing on April 24, 2015. CRH plc unconditionally guaranteed the due and punctual payment of the principal and interest due on the notes.

Cash and cash equivalents

Cash and cash equivalents decreased by €96 million to €1,006 million at December 31, 2007 from €1,102 million at December 31, 2006 with net cash outflows of €144 million and a negative foreign exchange translation of €35 million only partly offset by the addition of cash and cash equivalents of €83 million acquired with acquisitions completed during the year. Currency analysis of the cash and cash equivalents balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2007	354	323	56	72	201	1,006
December 31, 2006	484	324	48	105	141	1,102
December 31, 2005	563	235	86	189	76	1,149

Shareholders’ equity

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1 million) increased by €891 million to €7,953 million during the year ended to December 31, 2007. This increase reflects net proceeds of €104 million from equity issues and €1,135 million of net income retained (after dividends paid of €318 million and the add-back of €23 million reflecting the expensing of employee share options), less a loss in currency translation effects on the Group’s net investment in different currencies, primarily the U.S. dollar, of €410 million, net gain on cash flow hedges less deferred tax of €8 million, consideration of €31 million net for the purchase of Ordinary Shares by the Trustees of the Employee Benefit Trust, deferred and current tax charge on items taken directly to equity of €74 million and actuarial gains on defined benefit pension schemes amounting to €159 million.

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

The following table summarizes the increase during 2006 in working capital requirements allocated over the components of working capital and reconciling from opening 2006 to closing 2006:

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
At January 1, 2006	1,723	2,476	(2,443)	1,756
Translation adjustment	(101)	(138)	125	(114)
Arising on acquisition	363	615	(438)	540
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year	—	—	(98)	(98)
—paid during the year	—	—	74	74
Interest accruals	—	4	(39)	(35)
Reclassifications	—	—	5	5
Increase/(decrease) in working capital	51	215	(134)	132

At December 31, 2006	2,036	3,172	(2,948)	2,260

As shown in the table above, working capital outflow or increase for the year, based on year-end working capital balances, amounted to €132 million. Due to the seasonal nature of CRH’s business, working capital outflows exhibit a high degree of weather dependency and can significantly increase when measured during the peak trading season, generally May to September. The outflow as measured at June 30, 2006 amounted to €502 million.

Tax payments in 2006 were higher than in 2005 reflecting both improved Group profitability and the impact of acquisitions.

Interest payments of €253 million in 2006 were €69 million higher than in 2005 due to higher average gross debt levels and higher average interest rates.

Cash flows from investing activities

The 2006 cash outflow of €2,904 million from investing activities (acquisitions, investments and capital projects) included deferred acquisition consideration paid during 2006 in respect of acquisitions in previous years and excluded deferred consideration relating to 2006 acquisitions payable in future years. This figure also excluded net debt of €239 million (2005: €138 million) assumed on acquisition.

Capital expenditure of €832 million represented 4.4% of Group revenue (2005: 4.5%) and amounted to 1.25 times depreciation (2005: 1.17 times). Of the total capital spend, 46% was invested in Europe with 54% in the Americas.

Total proceeds of €252 million from the sale of investments and property, plant and equipment in 2006 included selective APAC asset disposals, subsequent to the acquisition of APAC by CRH, of approximately €0.2 billion.

Cash flows from financing activities

Proceeds of €87 million from share issues in 2006 reflected the issue of shares under Group share option and share participation schemes.

Dividends paid increased from €164 million to €197 million, reflecting the increase in both final 2005 (19%) and interim 2006 (20%) dividends which were paid during the course of 2006.

Translation adjustment

Exchange rate movements during 2006 decreased the euro amount of net foreign currency debt by €187 million principally due to the 12% revaluation of the euro against the U.S. dollar from U.S.$1.1797 at end-2005 to U.S.$1.3170 at end-2006. The favorable translation adjustment in 2005 reflected a 13% devaluation of the euro versus the U.S. dollar from U.S.$1.3621 at end-2004 to U.S.$1.1797 at end-2005.

Year-end net debt

Year-end net debt of €4,492 million (2005: €3,449 million) included €248 million (2005: €272 million) in respect of the Group’s proportionate share of net debt in joint venture undertakings, principally Secil in Portugal, Cementbouw in the Netherlands and Bauking in Germany.

Although year-end debt increased by €1,043 million, increased total ordinary shareholders’ equity resulted in the ratio of net debt to equity increasing by 7.9 percentage points to 63.6% from 2005. EBITDA interest cover including joint ventures (as defined on page 26) was 9.7 times in 2006 (2005: 12.3 times).

In September 2006, CRH America, Inc. issued U.S.$1.25 billion notes with a coupon of 6% maturing on September 30, 2016 and U.S.$0.5 billion notes with a coupon of 5.625% maturing on September 30, 2011. CRH plc unconditionally guaranteed the due and punctual payment of the principal and interest due on the notes.

Cash and cash equivalents

Cash and cash equivalents decreased by €47 million to €1,102 million at December 31, 2006 from €1,149 million at December 31, 2005 with net cash outflows of €81 million and a negative foreign exchange translation of €35 million only partly offset by the addition of cash and cash equivalents of €69 million acquired with acquisitions completed during the year. Currency analysis of the cash and cash equivalents balances is as follows (all at floating interest rates):

	euro	U.S. dollar	Sterling	Swiss franc	Other	Total
	(euro millions)
December 31, 2006	484	324	48	105	141	1,102
December 31, 2005	563	235	86	189	76	1,149
December 31, 2004	422	284	180	148	38	1,072

Shareholders’ equity

Ordinary shareholders’ equity (which is calculated as total shareholders’ equity less cumulative preference shares of €1 million) increased by €868 million from €6,194 million at December 31, 2005 to €7,062 million at year-end 2006. Earnings of €1,253 million retained for 2006 (after the add-back of €43 million reflecting the share-based payments expense and related deferred tax), combined with proceeds of €112 million from share issues (including €25 million issued in lieu of dividends) and actuarial gains on defined benefit pension schemes net of deferred tax amounting to €113 million, were partially offset by adverse currency translation effects of €371 million, consideration for the purchase of Ordinary Shares by the Trustee of the Performance Share Plan of €15 million, net losses on cash flow hedges plus deferred tax of €2 million and dividends of €222 million.

Borrowings and Credit Facilities

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

The main risks attaching to the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks.

The Group finished 2007 in a strong financial position with 97% of the Group’s gross debt drawn under committed term facilities, 94% of which mature after more than one year. These committed facilities are mainly with a number of international banks. Commitment fees are paid on the unused portion of the lines of credit, and borrowings under the facilities were at prevailing money market rates. In addition, at year-end, the Group held €1,599 million of undrawn committed facilities. The maturity schedule is disclosed in Note 22 of Notes to Consolidated Financial Statements.

At December 31, 2007, gross debt (including finance leases) amounted to €6,498 million (2006: €5,958 million) of which approximately 54% was at fixed interest rates (2006: 69%).

An analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration at December 31, 2007 is as follows:

Contractual obligations

Payments due by period	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	€m	€m	€m	€m	€m
Gross debt*	556	2,473	1,543	1,773	6,345
Finance leases	14	9	2	5	30

Total gross debt and finance leases	570	2,482	1,545	1,778	6,375
Estimated interest payments on contractually-committed debt and finance leases**	359	519	326	533	1,737
Operating leases	230	305	193	320	1,048
Purchase obligations	691	72	1	—	764
Deferred acquisition consideration	49	59	19	30	157

	1,899	3,437	2,084	2,661	10,081

Gross debt and finance leases at fixed rates	179	249	1,248	1,732	3,408
Gross debt and finance leases at floating rates	391	2,233	297	46	2,967

Total gross debt and finance leases	570	2,482	1,545	1,778	6,375

*	Of the €6.4 billion total gross debt, €2.7 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.
**	These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance.

On April 18, 2008, CRH Finance (U.K.) PLC. issued U.K.£250 million notes with a coupon of 8.25% maturing on April 24, 2015. CRH plc unconditionally guaranteed the due and punctual payment of the principal and interest due on the notes.

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

Detailed information in relation to the average and effective interest rates applicable to Group debt (distinguishing between fixed rate debt and gross debt including and excluding derivatives) is provided on pages F-61 to F-62 inclusive. In addition, a detailed breakdown of fixed and floating rate debt and derivatives by maturity dates is provided on pages 94 and 95.

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

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €6,205 million in respect of loans, bank advances, derivative obligations and future lease obligations (2006: €5,536 million), €6 million in respect of deferred and contingent acquisition consideration (2006: €11 million), €284 million in respect of letters of credit (2006: €205 million) and €50 million in respect of other obligations (2006: €14 million).

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Working Capital

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2008.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements, as such term is defined for the purposes of Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Material Commitments for Capital Expenditure

At December 31, 2007, capital expenditure contracted for but not provided in the Consolidated Financial Statements amounted to €612 million and capital expenditure commitments authorized by the Directors but not contracted for amounted to €466 million. CRH expects that capital expenditure for the year 2008 will be somewhat higher than the amount spent in 2007, which amounted to €1,028 million. These expenditures will be financed from internal resources and management estimates that 2008 expenditure will be split approximately 58% in Europe and 42% in the Americas for replacement and new projects. The level of capital expenditure is regularly reviewed during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

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

Research & Development

Research and development is not a significant focus of CRH’s business. CRH’s policy is to expense all research and development costs as they occur.

Trend Information—2008

Overall profitability in the seasonally less significant January to April period, which traditionally accounts for a small proportion of annual income before tax, is behind the very strong performance experienced in the early months of 2007.

Europe

Europe Materials has had a positive start to 2008 with significant advances in Poland and Ukraine more than compensating for declines in the Irish and Spanish markets, where the benefits of continuing growth in infrastructure investment have been outweighed by sharp reductions in residential construction activity.

In Europe Products, trading in January and February was well ahead of 2007. However, March results were lower than last year due to an earlier Easter and harsher weather conditions. As expected, April saw a rebound and cumulative results to date are in line with the very strong start experienced in 2007.

For Europe Distribution, lower activity levels and profitability in our DIY operations in the Benelux due to weakening consumer confidence more than offset the benefits of a generally good start across our builders’ merchanting operations.

Overall for Europe, results to date are similar to 2007 and organic growth remains underpinned by a continuing strong dynamic in central and eastern countries.

Americas

As is normal for Americas Materials, the highway construction season in most of its markets is just getting underway. While energy costs, in particular diesel, will be higher in 2008 our liquid asphalt winter-fill program has been encouraging. Early indications point to a continuation of the positive pricing environment and slightly softer volume trends of recent years.

Americas Products is seeing ongoing declines in U.S. residential construction, and some evidence of moderation in forward indicators for non-residential activity. Further significant cost reduction initiatives have been implemented across our various operations.

To date while Americas Distribution operating margins are lower, turnover in U.S.$ is ahead of 2007 reflecting the acquisition last November of Acoustical Materials Services. Although the difficult trading conditions experienced in 2007 have continued into 2008 the rate of decline in organic sales has eased over the past two months.

Overall for the Americas, results to date are behind 2007 mainly reflecting continuing difficult trading in residential markets.

Outlook

The further depreciation of the U.S. dollar over recent months, together with weaker trends in a number of markets, has made our goal of achieving another year of income and earnings growth more challenging. However, CRH’s profitability and cash flow remain well underpinned by its geographic, sectoral and product balance and as we move into the busier and more significant trading months we have intensified our emphasis on operational efficiency and commercial delivery across our businesses.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

Name		Title	Period during which the individual has served in this office (from appointment to May 2008)

W.P. Egan *	(Age 63)	Director (Non-executive)	1 year 4 months

U-H. Felcht **	(Age 61)	Director (Non-executive)	9 months

N. Hartery	(Age 57)	Director (Non-executive)—Senior Independent Director	3 years 10 months

T.W. Hill	(Age 52)	Chief Executive Officer—Oldcastle Inc.	6 years 4 months

J.M. de Jong	(Age 62)	Director (Non-executive)	4 years 3 months

M. Lee	(Age 55)	Finance Director	4 years 5 months

K. McGowan	(Age 64)	Chairman (Non-executive)	9 years 6 months

T.V. Neill	(Age 62)	Director (Non-executive)	4 years 3 months

D.N. O’Connor	(Age 48)	Director (Non-executive)	1 year 10 months

J.M.C. O’Connor	(Age 61)	Director (Non-executive)	3 years 10 months

W.I. O’Mahony	(Age 61)	Chief Executive	15 years 4 months

*	Mr. W.P. Egan was appointed to the Board with effect from January 1, 2007.
**	Mr. U-H. Felcht was appointed to the Board on July 25, 2007.

Mr. P.J. Molloy (former non-executive Chairman), Mr. D.W. Doyle (former Managing Director — CRH Europe Materials) and Mr. D.M. Kennedy retired from the Board on May 9, 2007, June 30, 2007 and May 7, 2008 respectively.

At the Annual General Meeting on May 7, 2008 in accordance with the Articles of Association and best practice in relation to re-election of directors, Nicky Hartery, Tom Hill, Joyce O’Connor and Kieran McGowan retired from the Board and, being eligible, were re-elected. In accordance with the provisions of Article 109, Utz-Hellmuth Felcht retired and, being eligible, was re-elected.

W.P. Egan

Bill Egan became a non-executive Director in January 2007. He is founder and general partner of Alta Communications, a venture capital company headquartered in Boston. He is Past President and Chairman of the National Venture Capital Association and is a trustee of the University of Pennsylvania and a member of the board of overseers of the Wharton School of Finance at the University of Pennsylvania. He is a director of Cephalon, Inc., the Irish venture capital company Delta Partners Limited and also serves on the boards of several privately held communications, cable and information technology companies.

U-H. Felcht

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May of 2006, Chief Executive of Degussa GmbH, Germany’s third largest chemical company. He is on the board of CIBA AG and is a partner in the private equity group One Equity Europe GmbH. He is a member of the Advisory Board of Hapag-Lloyd and of the Supervisory Board of SGL Carbon AG.

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

J.M. de Jong

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He also holds a number of other directorships of European companies including AON Groep Nederland B.V.

M. Lee BE, FCA

Myles Lee joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and became Finance Director in November 2003.

K. McGowan

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland, Irish Life & Permanent plc and United Drug plc. He is also Chairman of the Governing Authority of University College Dublin.

T.V. Neill MA, MSc

Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting’s global board. He is a member of the Court of Bank of Ireland. He is also a member of the Governing Body of the London Business School, where he is Chair of the Finance Committee, and of the Trinity Foundation Board.

D.N. O’Connor BComm, FCA

Dan O’Connor became a non-executive director in June 2006. He was, until March 2006, President and Chief Executive Officer of GE Consumer Finance—Europe and a Senior Vice-President of GE. He is a director of Allied Irish Banks, plc.

J.M.C. O’Connor B.Soc.Sc., M.Soc.Sc., PhD

Joyce O’Connor became a non-executive Director in June 2004. She is President Emeritus of the National College of Ireland. She currently chairs the Digital Hub Development Agency, the National Guidance Forum and the Dublin Inner City Partnership. She is a non-executive director of the Hugh Lane Gallery and Caring for Carers Association. She is a board member of the National Centre for Partnership and Performance, a Council Member of the Dublin Chamber of Commerce and an Eisenhower Fellow.

W.I. O’Mahony BE, BL, MBA, FIEI

Liam O’Mahony joined CRH in 1971. He has held senior management positions including Chief Operating Officer of the United States operations and Managing Director, Republic of Ireland and U.K. Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and became Group Chief Executive in January 2000. He is a director of Smurfit Kappa Group plc, and a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board. Mr. O’Mahony will retire at the end of 2008.

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

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are three executive and eight non-executive Directors. Biographical details are set out on pages 66 and 67. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

Directors are appointed for specified terms and subject to the Memorandum and Articles of Association of the Company.

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

Chairman

Mr. Kieran McGowan succeeded Mr. Pat Molloy as Chairman on Mr. Molloy’s retirement following the Annual General Meeting on May 9, 2007. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the Combined Code. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. McGowan holds a number of other directorships (see details on page 67), the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director

The Board has appointed Mr. Nicky Hartery as the Senior Independent Director, with effect from May 7, 2008 in place of Mr. David Kennedy who retired from the Board on that date. Mr. Hartery is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

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

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors’ Remuneration on pages R-1 to R-10.

Share ownership and dealing

Details of the shares held by Directors are set out on page 79.

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

Meetings

There were eight full meetings of the Board during 2007. Details of Directors’ attendance at those meetings are set out in the table below. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2007, these visits were to Poland in Europe and to Texas, Oklahoma and Arkansas in the United States. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings.

Attendance at Board and Board Committee meetings during the year ended December 31, 2007

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
D.W. Doyle ***	4	4
W.P. Egan *	8	8							2	2	3	3
U-H. Felcht ****	3	2							1	0	1	0
N. Hartery	8	7							3	3	5	5
T.W. Hill	8	8
J.M. de Jong	8	8			12	10
D.M. Kennedy	8	8					5	5	3	3	5	5
M. Lee	8	8	3	2			5	5
K. McGowan	8	8	3	3	5	5	3	3	2	2	3	3
P.J. Molloy **	2	2	2	2			2	2	1	1
T.V. Neill	8	8	1	1	7	7			1	1	2	2
D.N. O’Connor	8	8	3	2	12	12
J.M.C. O’Connor	8	8			12	10
W.I. O’Mahony	8	8	3	3			5	5	3	3

Column A—indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B—indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

*	Appointed January 1, 2007
**	Retired May 9, 2007
***	Retired June 30, 2007
****	Appointed July 25, 2007

The non-executive Directors met twice during 2007 without executives being present.

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

The current membership of each Committee is set out below. Attendance at meetings held in 2007 is set out in the table on page 70.

Acquisitions	Audit	Finance	Nomination	Remuneration
K. McGowan, Chairman	J.M. de Jong, Chairman	K. McGowan, Chairman	K. McGowan, Chairman	T.V. Neill, Chairman
M. Lee	U.H. Felcht	U-H. Felcht	W.P. Egan	W.P. Egan
T.V. Neill	T.V. Neill	M. Lee	N. Hartery	N. Hartery
D.N. O’Connor	D.N. O’Connor	W.I. O’Mahony	T.V. Neill	K. McGowan
W.I. O’Mahony	J.M.C. O’Connor		W.I. O’Mahony

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The Audit Committee consists of five non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong, Mr. Terry Neill and Mr. Dan O’Connor are the Committee’s financial experts. It will be seen from the Directors’ biographical details, appearing on pages 66 and 67, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met twelve times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The external auditors attend as required and have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

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

•

the Head of Internal Audit also reports to the Committee on other issues including, in the year under review, updates in relation to Section 404 of the Sarbanes-Oxley Act 2002 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

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

The Group audit engagement partner rotates every five years. Details of the amounts paid to the external auditors during the year for audit and other services are set out in Note 4 of Notes to the Consolidated Financial Statements on page F-28.

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

During 2007, the Committee identified, and recommended to the Board, a suitable candidate for appointment as a non-executive Director. The Committee also reviewed succession planning at senior management level in the four operating Divisions.

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

In 2007, the Committee determined the salaries of the executive Directors and awards under the performance-related incentive plans; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management and the conditional allocation of shares under the Performance Share Plan.

A Succession Committee has been appointed to make recommendations to the Board in relation to the appointment of a new Chief Executive to succeed Mr. Liam O’Mahony, whose retirement at the end of 2008 has been announced. The members of this committee are Mr. Kieran McGowan, Mr. Nicky Hartery, Mr. Jan Maarten de Jong and Mr. Terry Neill.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in environmental, health, safety and social performance is a daily key priority of line management. Group policies and implementation systems are described in detail in the CSR Report on the Group’s website, www.crh.com. During 2007, CRH was again recognized by several key rating agencies as being among the leaders in its sector in respect of sustainability performance.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees and is supplemented by local codes throughout the Group’s operations. The Code is available on the Group’s website, www.crh.com. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code. The Board recently approved a new Code of Business Conduct, which will be rolled out to the operating companies during the course of 2008.

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

During 2007, the Board received reports from management on the issues raised by investors in the course of presentations following the annual and interim results.

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

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the updated Turnbull guidance (Internal Control: Revised Guidance for Directors on the Combined Code) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and Consolidated Financial Statements and is regularly reviewed by the Board.

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

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the Consolidated Financial Statements. This had regard to the material risks that could affect the Group’s business, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

Compliance

As at March 3, 2008 (the date of approval of the IFRS financial statements), CRH complied with the provisions set out in section 1 of the Combined Code.

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

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,700 employees of all categories who are shareholders in the Group.

The average number of employees for the past three financial years is as follows:

	2007	2006	2005
Europe Materials	14,583	12,221	11,605
Europe Products	19,298	17,705	14,579
Europe Distribution	10,381	8,420	6,497
Americas Materials	23,521	18,856	14,493
Americas Products	20,538	18,867	16,339
Americas Distribution	3,712	3,491	2,953

	92,033	79,560	66,466

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

The basic tier is the standard form of share option. It allows options to be granted up to an aggregate maximum number of options equal to 5% of the issued Ordinary share capital, from time to time. These options become exercisable once EPS growth exceeds growth in the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of a basic tier option.

Under the second tier, options up to a further 5% of the issued Ordinary share capital, from time to time, may be granted, but may only be exercised if demanding performance targets are met. In effect, second tier options may only be exercised if, over a period of at least five years subsequent to the granting of a second tier option, the growth in EPS exceeds growth in the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable. In light of the introduction of the Performance Share Plan, which was approved by shareholders on May 3, 2006, the Remuneration Committee has decided that no further second tier options will be granted under the Option Schemes; however, basic tier options will continue to be issued.

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

1,003,337 Ordinary Shares have been issued* pursuant to the 2000 Savings-Related Share Option Schemes.

Share Participation Schemes

At the Annual General Meeting on May 13, 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At May 8, 2008, 6,058,543 Ordinary Shares had been issued* pursuant to the Share Participation Schemes.

*	including shares satisfied by the re-issue of Treasury Shares

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

Awards under the Performance Share Plan are usually granted in April each year. Details of the awards to Directors are provided on page R-7.

The percentage of share capital which can be issued under the Performance Share Plan complies with institutional guidelines.

Share Ownership by Directors

The following table sets forth certain information regarding the ownership of the Company’s Ordinary Shares at May 8, 2008 and options to subscribe for Ordinary Shares by all Directors as a group:

Identity of Person or Group	Ordinary Shares	% of Class of Ordinary Shares	Share options (i)	Deferred shares (ii)	Awards under the Performance Share Plan (iii)
W.P. Egan	15,000	0.0028	—	—	—
—non beneficial	12,000	0.0022	—	—	—
U-H. Felcht	1,000	0.0002	—	—	—
N. Hartery	1,000	0.0002	—	—	—
T.W. Hill	79,792	0.0149	497,335	15,355	85,000
J.M. de Jong	10,031	0.0019	—	—	—
M. Lee	250,746	0.0467	343,228	13,462	63,000
K. McGowan	10,039	0.0019	—	—	—
T.V. Neill	69,881	0.0130	—	—	—
D.N. O’Connor	11,376	0.0021	—	—	—
J.M.C. O’Connor	2,131	0.0004	—	—	—
W.I. O’Mahony	827,798	0.1542	1,049,939	30,458	60,000

	1,290,794	0.2405	1,890,502	59,275	208,000

(i)	Additional details regarding the options granted, including exercise price and expiry dates, are found under the heading “Directors’ Interests-Directors’ share options” on pages R-8 to R-9.
(ii)	Deferred shares were granted under the performance-related incentive plan, details of which are set out on page R-7.
(iii)	Conditional awards of shares under the Performance Share Plan, details of which are outlined on pages R-2 to R-3.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal person severally or jointly.

As at May 8, 2008, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Asset Management Limited	27,013,024	5.030
The Capital Group International, Inc.	19,489,063	3.629
Capital Research and Management Company	26,933,054	5.015
FMR LLC and Fidelity International Limited and their direct subsidiaries	16,806,463	3.129
UBS AG	26,380,604	4.913

Bank of Ireland Asset Management Limited and The Capital Group International, Inc. and Capital Research and Management Company have stated that these shares are not beneficially owned by them.

The major shareholders do not have different voting rights.

The number of shareholders with U.S. addresses (excluding ADS record holders) as at May 8, 2008 was 241 with a shareholding of 2,084,165 shares. For the number of ADS record holders, see Item 9.

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

Dividends

The Company has paid dividends on its Ordinary Shares in respect of each fiscal year since the formation of the Group in 1970. Dividends are paid to shareholders as of record dates, which are determined by the Board of Directors. An interim dividend is normally declared by the Board of Directors in August of each year and is generally paid in November. A final dividend is normally recommended by the Board of Directors following the end of the fiscal year to which it relates and, if approved by the shareholders at an Annual General Meeting, is generally paid in May of that year.

Each ordinary shareholder in CRH holds an Income Share which is tied to each Ordinary Share and may only be transferred or otherwise dealt with in conjunction with that Ordinary Share.

The payment of future cash dividends will be dependent upon future earnings, the financial condition of the Group and other factors.

In March 2007, the Board announced a full year 2006 dividend of 52.0 cent, up 33% with dividend cover of 4.3 times. This represented a first step in a phased reduction in dividend cover to a targeted 3.5 times for 2008. The 2007 interim dividend increased by 48% over the 2006 level reflecting this dividend policy. A final 2007 dividend of 48.0 cent was proposed and approved at the Annual General Meeting on May 7, 2008 which brings the full year dividend for 2007 to 68.0 cent, up 31%, with dividend cover of 3.9 times.

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

Significant Changes

CRH has completed acquisitions for consideration totalling approximately €350 million from January 1, 2008 to May 8, 2008.

In January 2008, CRH announced that it had signed an agreement with Shanghai-listed Jilin Yatai Group whereby CRH would acquire a 26% shareholding in Jilin Yatai Group’s cement operations and partly finance a doubling of production capacity, for a total CRH investment of RMB 2.1 billion (€0.2 billion). Completion of the proposed transaction is subject to Chinese regulatory approval.

In March 2008, CRH announced that it had reached agreement to acquire a 50% shareholding in My Home Industries Limited, a privately-owned cement company with its head office in Hyderabad, India. CRH’s total investment will be €290 million. The transaction is expected to be completed during the second quarter.

CRH also reached agreement in March 2008 to acquire the Pavestone Group LP for an upfront cash consideration, including debt assumed, of U.S.$540 million (€348 million), plus deferred consideration contingent on future increases in profitability. Completion of the transaction is subject to the granting of the required regulatory approvals. Pavestone is headquartered in Dallas, Texas and operates a national network of 18 concrete paver plants at 16 locations across the United States. In addition it has decorative stone bagging plants at 14 of these locations.

In April 2008, CRH acquired Ancon Building Products for a total cash consideration of U.K.£88 million (€109 million).

ITEM 9—THE OFFER AND LISTING

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

CRH announced in January 2008 that the Board has decided to introduce a share repurchase program of up to 5% of the 547 million shares currently in issue. Up to May 8, 2008, a total of 11,397,043 Ordinary Shares have been repurchased at an average price of €24.40. Following the transfer of a total of 1,121,197 Ordinary Shares to participants in the Group’s employee share schemes, CRH plc holds 10,275,846 Ordinary Shares in Treasury.

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

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported in The NASDAQ National Market monthly statistical reports through March 30, 2006 and as reported on the NYSE composite tape from March 31, 2006 through May 8, 2008.

	euro per Ordinary Share		U.S. dollars per ADS
	High	Low	High	Low
NASDAQ listing period
Calendar Year
2006
First Quarter	29.70	24.75	36.93	29.80

Calendar Year
2003	17.37	11.00	19.08	11.95
2004	20.05	16.08	26.64	20.01
2005	24.85	18.87	31.11	24.37

NYSE listing period
Calendar Year
2006
Second Quarter	29.98	22.35	38.00	28.87
Third Quarter	28.65	24.35	36.00	31.35
Fourth Quarter	31.82	25.47	45.80	34.02
2007
First Quarter	34.30	29.00	45.74	38.15
Second Quarter	38.19	31.40	51.67	43.20
Third Quarter	38.20	24.48	53.24	37.18
Fourth Quarter	31.05	21.92	44.39	32.50
2008
First Quarter	27.17	21.86	41.90	32.76
Second Quarter (through May 8, 2008)	25.79	23.01	40.26	36.63

Calendar Year
2006	31.82	22.35	45.80	28.87
2007	38.20	21.92	53.24	32.50
Month
October 2007	31.05	23.39	44.39	36.44
November 2007	26.34	21.92	38.40	33.26
December 2007	27.25	23.30	40.24	32.50
January 2008	26.61	21.86	39.94	32.76
February 2008	27.17	23.00	41.90	34.03
March 2008	25.40	22.35	40.00	35.56
April 2008	25.79	23.01	40.26	36.63
May 2008 (through May 8, 2008)	25.49	23.60	39.62	36.77

(i)	On May 8, 2008, 20,225,714 American Depositary Shares (equivalent to 20,225,714 Ordinary Shares or 3.77% of the total outstanding Ordinary Shares) were outstanding and were held by 78 record holders.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain provisions of CRH’s Memorandum and Articles of Association and applicable Irish law.

The following amendment was made to CRH’s Articles of Association in May 2007:

Article 8B of the Company’s Articles of Association was amended in May 2007 by the deletion of paragraphs (a) and (b) thereof and the substitution therefor of the following new paragraphs (a), (b), (c) and (d):

“(a)	the maximum price shall be an amount equal to 120 per cent of the Appropriate Price (as defined in paragraph (c)); and

(b)	the minimum price shall be:

(i)	in the case of an Option Scheme (as defined in paragraph (d) below), an amount equal to the option price as provided for in such Option Scheme, or

(ii)	in all other cases and circumstances where treasury shares are re-issued off-market, an amount equal to 95% of the Appropriate Price (as defined in paragraph (c)); and

(c)	“Appropriate Price” means the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury share is to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days:

(i)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)	if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price; if the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent; and

(d)	“Option Scheme” means any scheme or plan which involves the issue of options to acquire Ordinary Shares in the Company and which has been approved by the Company’s shareholders in General Meeting.”

In addition to the above, the Memorandum and Articles of Association were amended in May 2008 as follows:

Memorandum of Association

Clause 4 (21) of the Memorandum of Association of the Company was deleted and replaced by the following new Clause 4 (21):

“(21) To lend and advance money or other property or give credit or financial accommodation to any company or person in any manner either with or without security and whether with or without the payment of interest and upon such terms and conditions as the Company’s board of directors shall think fit or expedient and to guarantee, indemnify, grant indemnities in respect of, enter into any suretyship or joint obligation, or otherwise support or secure, whether by personal covenant, indemnity or undertaking or by mortgaging, charging, pledging or granting a lien or other security over all or any part of the Company’s property (both present and future) or by any one or more of such methods or any other method and whether in support of such guarantee or indemnity or suretyship or joint obligation or otherwise, on such terms and conditions as the Company’s board of directors shall think fit, the payment of any debts or the performance or discharge of any contract, obligation or actual or contingent liability of any person or company (including, without prejudice to the generality of the foregoing, the payment of any capital, principal, dividends or interest on any stocks, shares, debentures, debenture stock, notes, bonds or other securities of any person, authority or company) including, without prejudice to the generality of the foregoing, any company which is for the time being the Company’s holding company as defined in section 155 of the Companies Act 1963 and in any statutory modification or re-enactment thereof, or subsidiary (as defined by the said section 155) of the Company or otherwise associated with the Company, in each case notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect, from entering into any such guarantee or indemnity or suretyship or joint obligation or other arrangement or transaction contemplated herein.”

Articles of Association

The Articles of Association were amended as follows:

(i)	by deleting the definitions of “The Acts” and “Person” in Article 2 and replacing them with definitions as follows:

“ “The Acts” means the Companies Acts, 1963 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006, all statutory instruments which are to be read as one with, or construed or read together as one with, the Companies Acts and every statutory modification and reenactment thereof for the time being in force;”

“ “Person” means where the context permits an unincorporated body of persons, a partnership, a club or other association as well as an individual and a company which shall be deemed to include a body corporate, whether a company (wherever formed, registered or incorporated), a corporation aggregate, a corporation sole and a national or local government or authority or department or other legal entity or division or constituent thereof;”

(ii)	by deleting Article 12 and replacing it with the following new Article 12:

“12. The Company may pay commission to any person in consideration of a person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and subject to such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two. The Company may also, on any issue of shares, pay such brokerage as may be lawful.”

(iii)	by deleting sub-paragraphs (a) and (b) from the second paragraph of Article 89 and replacing them with the following:

“(a)	the amount of capital of the Company for the time being issued, paid up, or credited as paid up and the amount for the time being of the share premium account; and

(b)	the amount standing to the credit of retained income, foreign currency translation reserve and other reserves, capital grants, deferred taxation and minority shareholders’ interest, less the amount of any repayable Government grants, all as shown in the then latest audited consolidated financial statements of the Company; less

(c)	the aggregate amount for the time being of treasury shares and own shares held by the Company (such terms as used in the latest audited consolidated financial statements of the Company):”

(iv)	by deleting Article 127 and replacing it with the following new Article 127:

“127. Notwithstanding anything to the contrary contained in these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, a member or any officer or person) is required or permitted by these Articles, the Acts or any other enactment of the State to give information in writing, such information may be given by electronic means or in electronic form, whether as electronic communication or otherwise, but only if the use of such electronic or other communication conforms with all relevant legislation and provided further that the electronic means or electronic form used has been approved of by the Directors.”

A revised Memorandum and Articles of Association is filed with this Annual Report—see Exhibit 1.

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

The Directors may exercise all the powers of the Company to borrow money, except that such general power is restricted to the aggregate amount of principal borrowed less cash balances of the Company and its subsidiaries not exceeding an amount twice the aggregate of (a) the share capital of the Company; and (b) the amount standing to the credit of retained income, foreign currency translation reserve and other reserves, capital grants, deferred taxation and minority shareholders’ interest, less any repayable Government grants; less (c) the aggregate amount of treasury shares and own shares held by the Company.

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

Use of electronic communication

Whenever the Company, a Director, the Secretary, a member or any officer or person is required or permitted by the Articles of Association to give information in writing, such information may be given by electronic means or in electronic form, whether as electronic communication or otherwise, provided that the electronic means or electronic form has been approved of by the Directors.

Material Contracts

The following section contains summaries of all contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group since January 1, 2006 and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement that may be material:

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the Republic of Ireland all as currently in effect, as well as the Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Income Tax Treaty”). These laws are subject to change, possibly on a retroactive basis.

Holders of ADRs will be treated as the owners of Ordinary Shares represented thereby for the purposes of the Income Tax Treaty and for the purposes of the Code. Exchanges of ordinary shares for ADRs, and ADRs for ordinary shares will not be subject to United States federal income or Irish tax.

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

Companies in Ireland are subject to different Corporation Tax rates depending on the activity carried out by the company. Except for certain companies engaged in specified manufacturing activities, companies in Ireland are in general subject to Corporation Tax at the higher rate of 12.5%.

Group companies with income arising from the sale of goods manufactured by them in Ireland are liable to a rate of 10% up to December 31, 2010.

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

For U.S. federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. You must include any Irish tax withheld from this dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution includible in income of a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.

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

Capital Gains Tax

A U.S. holder will not be liable for Republic of Ireland tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A U.S. holder will be liable for U.S. federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Subject to the PFIC rules below, investors who are U.S. Holders who sell or otherwise dispose of ordinary share or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. Capital gains of a non-corporate U.S. holder that are recognized in taxable years beginning before January 1, 2011 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year, and the capital gain or loss will generally be U.S. source for foreign tax credit limitation purposes.

Capital Acquisitions Tax (Estate/Gift Tax)

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

Additional Federal U.S. Income Tax Considerations

The Company believes that Ordinary Shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is made annually and thus may be subject to change. If the Company is treated as a PFIC and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realize on the disposition of your Ordinary Shares or ADSs and any excess distribution that the Company makes to you. Generally, gains or excess distributions will be allocated ratably over your holding period for the Ordinary Shares or ADSs, taxed as ordinary income at the highest tax rate in effect for each such year to which the gain was allocated, and an interest charge will be applied to tax attributable to such gain for each such year. With certain exceptions, ordinary shares or ADSs will be treated as stock in a PFIC if the company was a PFIC at any time during the investor’s holding period in the ordinary shares or ADSs. In addition, dividends that you receive from the Company will not constitute qualified dividend income to you if the Company is deemed to be a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income

Stamp Duty

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

Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F, which have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NW, Washington, DC 20549. Please call the SEC at 1-800–SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and, for most recent CRH periodic filings only, at the Internet World Wide Web site maintained by the SEC at www.sec.gov.

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

Given its presence in 32 countries worldwide, the principal foreign exchange risk is translation-related arising from fluctuations in the euro value of the Group’s net investment in currencies other than the euro. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to partially hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.
Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses, which are recognized in the Consolidated Statements of Income. As at December 31, 2007, these exposures were not material.

A change in the value of other currencies by 10% against the euro would change the Group’s net worth by €516 million and change the Group’s year-end net debt by €320 million (2006: €441 million and €272 million respectively).

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

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with the fair value of derivatives used to hedge future energy costs being €7 million favorable as at the balance sheet date (2006: €4 million unfavorable).

Quantitative information about Market Risk

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment grade ratings—generally counterparties have ratings of A2/A from Moody’s/Standard & Poor’s rating agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

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

Based on the level and composition of year-end 2007 net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future income before tax of €28 million per annum (2006: €22 million).

The following table shows the Group’s interest rate swaps and debt obligations that are sensitive to changes in interest rates at December 31, 2007 and 2006. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. For cross currency swaps, the table presents the principal amounts to be exchanged on maturity and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in euro, which is the Group’s reporting currency. The actual currencies of the instruments are as indicated.

	As at December 31, 2007
Maturity Before December 31	2008	2009	2010	2011	2012	After 2012	Total	Fair value *
	€ million (except percentages)
Long-term debt
Fixed Rate—U.S.$	131	124	112	493	811	1,777	3,448	3,313
Average Interest Rate	7.3%	7.3%	8.1%	6.3%	7.1%	6.1%	6.5%
Fixed Rate—Other	48	7	6	9	3	10	83	83
Average Interest Rate	4.3%	4.9%	4.9%	6.5%	4.9%	5.2%	4.8%
Variable Rate—U.S.$	91	611	31	124	5	17	879	879
Average Interest Rate	4.7%	5.2%	5.8%	5.4%	3.4%	6.0%	5.2%
Variable Rate—Other	300	1,493	98	95	73	29	2,088	2,088
Average Interest Rate	5.4%	5.0%	5.1%	4.9%	5.1%	4.5%	5.0%
Interest Rate Swaps
Notional Principal—U.S.$	—	—	—	238	744	1,070	2,052	(121)
Variable Rate Payable	—	—	—	5.0%	5.2%	5.1%	5.1%
Fixed Rate Receivable	—	—	—	5.7%	6.0%	5.3%	5.6%
Notional Principal—U.S.$	119	—	—	10	—	—	129	—
Fixed Rate Payable	7.2%	—	—	7.0%	—	—	7.2%
Fixed Rate Receivable	7.2%	—	—	7.3%	—	—	7.2%
Notional Principal—Euro	214	68	7	—	—	—	289	(2)
Fixed Rate Payable	3.4%	3.8%	3.4%	—	—	—	3.5%
Variable Rate Receivable	4.6%	4.7%	4.7%	—	—	—	4.6%
Notional Principal—GBP	20	—	—	—	—	—	20	—
Fixed Rate Payable	4.8%	—	—	—	—	—	4.8%
Variable Rate Receivable	6.0%	—	—	—	—	—	6.0%
Currency Swaps and forward agreements
Principal Payable—Euro	—	204	—	—	—	400	604	604
Fixed Rate Payable	—	4.0%	—	—	—	4.5%	4.3%
Principal Payable—Euro	650	110	—	—	—	—	760	760
Variable Rate Payable	4.8%	4.7%	—	—	—	—	4.7%
Principal Receivable—Euro	(177)	(22)	—	—	—	—	(199)	(199)
Variable Rate Receivable	4.8%	5.2%	—	—	—	—	4.9%
Principal Payable—Swiss Franc	209	—	—	—	—	—	209	209
Variable Rate Payable	2.9%	—	—	—	—	—	2.9%
Principal Receivable—GBP	(170)	—	—	—	—	—	(170)	(170)
Variable Rate Receivable	6.2%	—	—	—	—	—	6.2%
Principal Payable—Other	56	25	—	—	—	—	81	81
Fixed Rate Payable	5.0%	6.8%	—	—	—	—	5.5%
Principal Payable—Other	164	—	—	—	—	—	164	164
Variable Rate Payable	5.1%	—	—	—	—	—	5.1%
Principal Receivable—Other	(15)	—	—	—	—	—	(15)	(15)
Variable Rate Receivable	4.7%	—	—	—	—	—	4.7%
Principal Receivable—U.S.$	(650)	(274)	—	—	—	(391)	(1,315)	(1,316)
Variable Rate Receivable	4.9%	5.0%	—	—	—	5.2%	5.0%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

	As at December 31, 2006:
Maturity Before December 31	2007	2008	2009	2010	2011	After 2011	Total	Fair value *
	€ million (except percentages)
Long-Term Debt
Fixed Rate—U.S. $	140	138	124	128	541	2,804	3,875	3,934
Average Interest Rate	7.9%	7.6%	7.7%	8.1%	6.3%	6.4%	6.6%
Fixed Rate—other	147	27	5	4	7	44	235	235
Average Interest Rate	2.3%	2.5%	2.6%	3.8%	6.4%	7.7%	3.5%
Variable Rate—U.S. $	60	24	77	11	99	—	271	271
Average Interest Rate	5.1%	6.3%	5.7%	7.3%	5.5%	—	5.6%
Variable Rate—Other	298	51	995	85	115	33	1,577	1,577
Average Interest Rate	4.1%	4.2%	4.5%	3.8%	4.4%	4.1%	4.4%
Interest Rate Swaps
Notional Principal—U.S.$	—	—	—	119	456	2,028	2,603	(57)
Variable Rate Payable	—	—	—	5.5%	5.4%	5.4%	5.4%
Fixed Rate Receivable	—	—	—	6.7%	5.5%	5.5%	5.6%
Notional Principal—U.S.$	—	133	—	—	11	—	144	—
Fixed Rate Payable	—	7.2%	—	—	7.0%	—	7.2%
Fixed Rate Receivable	—	7.2%	—	—	7.3%	—	7.2%
Notional Principal—Euro	16	159	67	14	—	—	256	(2)
Fixed Rate Payable	3.4%	3.2%	3.8%	3.4%	—	—	3.4%
Variable Rate Receivable	3.4%	3.4%	3.6%	3.4%	—	—	3.4%
Notional Principal—GBP	—	22	—	—	—	—	22	—
Fixed Rate Payable	—	4.8%	—	—	—	—	4.8%
Variable Rate Receivable	—	5.4%	—	—	—	—	5.4%
Currency Swaps and forward agreements
Principal Payable—Euro	170	—	204	—	—	—	374	372
Fixed Rate Payable	3.0%	—	4.0%	—	—	—	3.5%
Principal Payable—Euro	595	260	110	—	—	—	965	965
Variable Rate Payable	3.8%	3.7%	3.6%	—	—	—	3.7%
Principal Receivable—Euro	(77)	(102)	(22)	—	—	—	(201)	(201)
Variable Rate Receivable	3.8%	3.9%	4.1%	—	—	—	3.9%
Principal Payable—Swiss Franc	32	—	—	—	—	—	32	32
Fixed Rate Payable	1.4%	—	—	—	—	—	1.4%
Principal Payable—Swiss Franc	229	—	—	—	—	—	229	229
Variable Rate Payable	2.1%	—	—	—	—	—	2.1%
Principal Receivable—GBP	(185)	—	—	—	—	—	(185)	(185)
Variable Rate Receivable	5.3%	—	—	—	—	—	5.3%
Principal Payable—Other	—	52	24	—	—	—	76	77
Fixed Rate Payable	—	5.0%	6.8%	—	—	—	5.5%
Principal Payable—Other	115	51	—	—	—	—	166	166
Variable Rate Payable	4.7%	4.7%	—	—	—	—	4.7%
Principal Receivable—U.S.$	(855)	(240)	(302)	—	—	—	(1,397)	(1,396)
Variable Rate Receivable	5.4%	5.4%	5.4%	—	—	—	5.4%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

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

None.

ITEM 15—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2007. These acquisitions, which are listed in Note 33 of Notes to Consolidated Financial Statements, constituted 12.9% and 24.9% of total and net assets, respectively, as of December 31, 2007 and 5.8% and 2.8% of revenues and net income respectively for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2007, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended December 31, 2007, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on the next page.

Changes in Internal Control over Financial Reporting

During 2007, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company:

We have audited CRH public limited company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). CRH public limited company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended December 31, 2007, which are included in the 2007 consolidated financial statements of CRH public limited company and constituted 12.9% and 24.9% of total and net assets, respectively, as of December 31, 2007 and 5.8% and 2.8% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH public limited company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING—(Continued)

In our opinion, CRH public limited company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CRH public limited company as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2007, and the financial statement schedule listed in the Index at Item 18, and our report dated May 12, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

May 12, 2008

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. J. M. de Jong, Mr. T.V. Neill and Mr. D. O’Connor are the Audit Committee financial experts as defined for the purposes of the requirements of this Item 16A. Mr. J. M. de Jong, Mr. T.V. O’Neill and Mr. D. O’Connor have been deemed to be independent according to the requirements of Rule 10A-3.

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. He also holds a number of other directorships of European companies including AON Groep Nederland B.V.

Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting’s global board. He is a member of the Court of Bank of Ireland. He is also a member of the Governing Body of the London Business School, where he is Chair of the Finance Committee, and of the Trinity Foundation Board.

Dan O’Connor became a non-executive Director in June 2006. He was, until March 2006, President and Chief Executive Officer of GE Consumer Finance—Europe and a Senior Vice-President of GE. He is a director of Allied Irish Banks, plc.

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

The Board recently approved a new Code of Business Conduct, which will be rolled out to the operating companies during the course of 2008.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of auditors’ fees and services, both audit and non-audit, are set out below.

Auditors’ fees and services	2007	2006
	€m	€m
Audit Fees, including Sarbanes-Oxley attestation	15.8	16.8
Audit-Related Fees (i)	2.1	0.9
Tax Fees	0.4	0.4
Other Fees	0.6	0.3

	18.9	18.4

(i)	Audit-related fees comprise acquisition-related due diligence amounting to €2.1 million (2006: €0.9 million).

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

The annual audit services engagement terms will be approved by the Audit Committee. The remuneration of the independent auditor will be recommended by the Audit Committee and approved by the Board of Directors, following authorization by the shareholders at the Annual General Meeting. Audit services include the annual financial statement audit, subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on CRH’s Consolidated Financial Statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit. Audit services will also include the attestation engagement for the independent auditor’s report on Management’s Report on Internal Control over Financial Reporting.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services as outlined above, which are those services that only the independent auditor reasonably can provide.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Group operates a Performance Share Plan which was approved by shareholders in May 2006. Details of the Plan are set out on pages R-2 and R-3.

Date of purchase	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced Plan	Maximum number of shares that may yet be purchased under the Plan
June 1-30, 2006	627,750	€24.82	627,750	Not applicable*
April 1-30, 2007	310,000	€33.55	310,000	Not applicable*

Total	937,750		937,750

*	No more than 10% of the Company’s issued ordinary share capital may be issued in any ten year period in respect of the Plan and the Company’s share option schemes. A flow rate of 1% per annum, on a cumulative basis, will apply in respect of the Plan and the share option schemes.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.

2.1	Amended and Restated Deposit Agreement dated November 28, 2006, between CRH plc and The Bank of New York.*

4.1	Loan facility agreement dated September 15, 2004, between CRH plc, Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. **

4.2	Stock Purchase Agreement dated August 19, 2006 between Ashland Inc. and Oldcastle Materials, Inc. *

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary, joint venture and associated undertakings.

9.	Consent of Independent Registered Public Accounting Firm.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002. ***

*	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on May 3, 2007.

**	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on June 28, 2005.

***	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ M. LEE
Myles Lee
Finance Director

Dated: May 12, 2008

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated March 3, 2008

The Remuneration Committee

The Remuneration Committee of the Board consists of non-executive Directors of the Company. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive attends meetings except when his own remuneration is being discussed. Membership of the Remuneration Committee is set out on page 71.

Remuneration Policy

CRH is an international group of companies, with activities in 32 countries. Our policy on Directors’ remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

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

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH’s strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a performance-related incentive plan, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,700 employees of all categories who are shareholders in the Group.

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

Performance-related incentive plan

The performance-related incentive plan is totally based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and 20% for personal and strategic goals. At target performance payout is 80% of basic salary for Europe-based participants and 90% of basic salary for US-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

The three components of the plan are:

(i)	Individual performance

(ii)	Earnings per share growth targets

(iii)	Return on net assets targets

Up to one-third of the earned bonus in each year is receivable in CRH shares and deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that time period.

In addition, the Chief Executive has a special long-term incentive plan incorporating targets set for the four-year period 2005-2008. The plan incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Details of the manner in which earnings are provided for under the plan are set out in note 2 to the table of Directors’ remuneration on page R-4.

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

The maximum award under the Performance Share Plan is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse if over the three-year period CRH’s TSR is below the median of the peer group/index; 30% of the award vests if CRH’s performance is equal to the median while 100% vests if CRH’s performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis. Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on page R-4.

Under the terms of the share option scheme approved by shareholders in May 2000, two tiers of options have been available subject to different performance conditions as set out below:

(i)	Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options (Basic Tier).

(ii)	Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable (Second Tier).

With the introduction of the Performance Share Plan, the Remuneration Committee decided that no further Second Tier share options should be granted under the existing share option scheme; however, Basic Tier options

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

continue to be issued. Subject to satisfactory performance, options are expected to be awarded annually, ensuring a smooth progression over the life of the share option scheme. Grants of share options are at the market price of the Company’s shares at the time of grant, and are made after the final results announcement ensuring transparency.

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

Pensions

The Irish-based executive Directors participate in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Mr. Lee to retire at 60 years of age. Mr. O’Mahony’s pension is fully funded, under arrangements which provided for his retirement on two-thirds salary at completion of five years in the role of Chief Executive at end 2004.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual accrued pension entitlements as at December 7, 2005. As a result of these legislative changes, the Remuneration Committee has decided that Irish-based executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to Group. The Irish-based executive Directors chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2007 are detailed in note (ii) on page R-5.

Mr. Hill participates in a defined contribution retirement plan in respect of basic salary; in addition he participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

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

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ Remuneration and Interests in Share Capital

Details of Directors’ remuneration charged against income in the year are given in the table below. Details of individual remuneration and pension benefits for the year ended December 31, 2007 are given on page R-5. Directors’ share options and shareholdings are shown on page R-8 and page R-10 respectively.

Directors’ Remuneration

Notes		2007	2006	2005
		€000	€000	€000
	Executive Directors
	Basic salary	2,975	3,306	3,473
	Performance-related incentive plan
	—cash element	2,414	2,669	2,220
	—deferred shares element	785	905	—
	Retirement benefits expense	399	497	508
	Other remuneration	—	43	130
	Benefits	96	104	115

1		6,669	7,524	6,446
2	Provision for Chief Executive long-term incentive plan	536	496	462

	Total executive Directors’ remuneration	7,205	8,020	6,908

	Average number of executive Directors	3.50	4.32	5.00
	Non-executive Directors
	Fees	571	455	417
	Other remuneration	644	501	474

1	Total non-executive Directors’ remuneration	1,215	956	891

	Average number of non-executive Directors	8.78	7.85	8.34
3	Payments to former Directors	98	95	127

	Total Directors’ remuneration	8,518	9,071	7,926

Notes to Directors’ remuneration

1.	See analysis of 2007 remuneration by individual on page R-5 .

2.	As set out on page R-2, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the four-year period 2005 to 2008 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the four-year period.

3.	Consulting and other fees paid to a number of former directors.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Individual remuneration for the year ended December 31, 2007

		Incentive Plan
	Basic salary and fees	Cash element (i)	Deferred shares (i)	Retirement benefits expense (ii)	Other remuneration (iii)	Benefits (iv)	Total 2007	Total 2006	Total 2005
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Executive Directors
D.W. Doyle (v)	305	366	—	53	—	12	736	1,344	1,029
T.W. Hill	730	583	182	146	—	33	1,674	1,825	1,272
M. Lee	600	453	187	200	—	25	1,465	1,411	993
W.I. O’Mahony (vi)	1,340	1,012	416	—	—	26	2,794	2,656	1,925
J.L. Wittstock (vii)	—	—	—	—	—	—	—	288	1,227

	2,975	2,414	785	399	—	96	6,669	7,524	6,446

Non-executive Directors
W.P. Egan (viii)	65	—	—	—	50	—	115	—	—
U-H. Felcht (ix)	28	—	—	—	15	—	43	—	—
N. Hartery	65	—	—	—	20	—	85	75	65
J.M. de Jong	65	—	—	—	56	—	121	75	65
D.M. Kennedy	65	—	—	—	62	—	127	103	74
K. McGowan (x)	65	—	—	—	250	—	315	104	90
P.J. Molloy (x)	23	—	—	—	131	—	154	375	350
T.V. Neill	65	—	—	—	20	—	85	75	65
A. O’Brien (xi)	—	—	—	—	—	—	—	36	90
D.N. O’Connor (xii)	65	—	—	—	20	—	85	38	—
J.M.C. O’Connor	65	—	—	—	20	—	85	75	65
W.P. Roef (xiii)	—	—	—	—	—	—	—	—	27

	571	—	—	—	644	—	1,215	956	891

(i)	Performance-related Incentive Plan Under the executive Directors’ incentive plan for 2007, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2007 incentive plan is set out on pages R-1 and R-2 and includes a cash element paid out when earned and an element receivable in CRH shares deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that time period.
(ii)	Retirement Benefits Expense The Irish Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at December 7, 2005. As a result of these legislative changes, the Remuneration Committee has decided that Irish-based executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to the Group. The three Irish-based executive Directors chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2007 the compensation allowances amount to €52,577 for Mr. Doyle; €200,137 for Mr. Lee and €631,570 for Mr. O’Mahony. Mr. O’Mahony has waived his right to equivalent prospective benefit entitlements from his benefit plan arrangements, which were fully funded at end-2004, and as a result no net pension-related expense arises in his respect.
(iii)	Other Remuneration Executive Director: Expatriate and housing allowance for Mr. J.L. Wittstock in 2006. Non-executive Directors: Includes remuneration for Chairman and for Board Committee work.
(iv)	Benefits These relate principally to the use of company cars and medical/life assurance.
(v)	Mr. D.W. Doyle retired on June 30, 2007.
(vi)	Mr. W.I. O’Mahony became a non-executive Director of the Smurfit Kappa Group plc in March 2007 for which he received fees of €104,167 in 2007.
(vii)	Mr. J.L. Wittstock resigned on April 26, 2006.
(viii)	Mr. W.P. Egan became a Director on January 1, 2007.
(ix)	Professor U-H. Felcht became a Director on July 25, 2007.
(x)	Mr. K. McGowan became Chairman on May 9, 2007 succeeding Mr. P.J. Molloy who retired as a non-executive Director on the same date.
(xi)	Mr. A. O’Brien retired on May 3, 2006.
(xii)	Mr. D.N. O’Connor became a Director on June 28, 2006.
(xiii)	Mr. W.P. Roef retired on May 4, 2005.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Pension entitlements—defined benefit

	Increase in accrued personal pension during 2007 (i)	Transfer value of increase in dependants’ pension (i)	Total accrued personal pension at year-end (ii)
	€’000	€’000	€’000
Executive Directors
D.W. Doyle	—	20	367
M. Lee	—	49	275
W.I. O’Mahony	—	—	839

	Increase in accrued personal pension during 2007 (i)	Transfer value of increase	Total accrued personal pension at year-end (ii)
Non-executive Director
D.M. Kennedy	11	180	35

(i)	As noted on page R-5, the pensions of Mr. Doyle, Mr. Lee and Mr. O’Mahony have been capped in line with the provisions of the Finance Act 2006 and Mr. O’Mahony’s pension arrangements were fully funded as at end-2004 and as a result no further personal pension benefit accrues. Since the accrual of personal pension has ceased, other than indexation of the accrued pension, no Greenbury pension charge arises—except in the cases of Mr. Doyle and Mr. Lee where dependants’ pensions continue to accrue. The transfer values above represent the increase in the value of these dependants’ benefits. These transfer values have been calculated on the basis of actuarial advice. These transfer values do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2007 in the event of the member leaving service.
(ii)	Accrued pension shown is that which would be paid annually on normal retirement date.

Pension entitlements—defined contribution

The accumulated liability related to the unfunded Supplemental Executive Retirement Plan for Mr. T.W. Hill is as follows:

	As at December 31, 2006	2007 contribution	2007 notional interest (iii)	Translation adjustment	As at December 31, 2007
	€’000	€’000	€’000	€’000	€’000
Executive Directors
T.W. Hill	836	126	52	(100)	914

(iii)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to Mr. Hill’s account each year.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Deferred Shares (iv)

	Number at January 1, 2007	Award of Deferred Shares during 2007 (v)	New Shares allotted under the Scrip Dividend Scheme during 2007	Number at December 31, 2007	Release date
Executive Directors
T.W. Hill	—	8,625	134	8,759	March 2010
M. Lee	—	5,846	92	5,938	March 2010
W.I. O’Mahony	—	13,446	210	13,656	March 2010

	—	27,917	436	28,353

(iv)	Under the executive Directors’ incentive plan, up to one third of the earned bonus in each year is receivable in CRH shares, deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that period.
(v)	The shares awarded during 2007 related to the deferred portion of 2006 bonuses and were included in total remuneration reported for 2006. These shares were purchased by the Trustees of the CRH plc Employee Benefit Trust on March 7, 2007 at €32.00 per Ordinary Share.

Directors’ awards under the Performance Share Plan (i)

	December 31, 2006	Granted in 2007	December 31, 2007	Performance period	Release date	Market price in euro on award date (ii)
Executive Directors
D.W. Doyle	—	—	—	—	—	—
T.W. Hill	30,000	—	30,000	01/01/06-31/12/08	March 2009	24.82
	—	25,000	25,000	01/01/07-31/12/09	March 2010	33.55
M. Lee	20,000	—	20,000	01/01/06-31/12/08	March 2009	24.82
	—	18,000	18,000	01/01/07-31/12/09	March 2010	33.55
W.I. O’Mahony	60,000	—	60,000	01/01/06-31/12/08	March 2009	24.82

(i)	This is a long term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares are scheduled for release in March 2009 and March 2010 to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on pages R-2 and R-3.

(ii)	The Trustees of the CRH plc Employee Benefit Trust purchased Ordinary Shares at €24.82 per share on June 21, 2006 in respect of the 2006 award, and at €33.55 per share on April 11, 2007 in respect of part of the 2007 award. No dividends are payable on these shares until such time as they are released to plan participants.

Directors’ interests

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

							Weighted average option price at December 31, 2007	Options exercised during 2007
			December 31, 2006	Granted in 2007	Exercised in 2007	December 31, 2007		Weighted average exercise price	Weighted average market price at date of exercise
							€	€	€
D.W. Doyle	(a (b (c (d	) ) ) )	61,476 46,108 185,000 56,000	— — — —	— — — —	61,476 46,108 185,000 56,000	15.48 15.66 15.90 19.28
T.W. Hill	(b (c (d	) ) )	82,335 170,000 195,000	— 70,000 —	— 50,000 —	82,335 190,000 195,000	18.01 26.77 17.07	19.68	32.18
M. Lee	(a (b (c (d (e	) ) ) ) )	40,454 13,228 195,000 125,000 1,211	— — 30,000 — —	40,454 — 50,000 — 1,211	— 13,228 175,000 125,000 —	— 17.26 22.11 16.48 —	17.26 18.98 16.09	34.13 34.13 36.46
W.I. O’Mahony	(a (b (c (d	) ) ) )	203,093 241,516 520,000 250,000	— — — —	27,445 54,890 — —	175,648 186,626 520,000 250,000	15.97 14.83 20.30 18.84	7.10 7.10	31.95 31.95

			2,385,421	100,000	224,000	2,261,421

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Options by price			December 31, 2006	Granted in 2007	Exercised in 2007	December 31, 2007	Earliest exercise date	Expiry date
€
7.1015	(a	)	27,445	—	27,445	—
7.1015	(b	)	54,890	—	54,890	—
12.6416	(a	)	42,814	—	—	42,814	March 2008	April 2008
12.6416	(b	)	62,575	—	—	62,575	March 2008	April 2008
14.5652	(a	)	14,271	—	—	14,271	March 2008	April 2009
14.5652	(b	)	14,271	—	—	14,271	March 2008	April 2009
14.6563	(a	)	38,423	—	—	38,423	March 2008	April 2009
14.6563	(b	)	76,846	—	—	76,846	March 2008	April 2009
17.2615	(a	)	182,070	—	40,454	141,616	March 2008	April 2010
17.2615	(b	)	92,270	—	—	92,270	March 2008	April 2010
18.0084	(b	)	82,335	—	—	82,335	March 2008	April 2010
18.28	(c	)	175,000	—	25,000	150,000	March 2008	April 2011
18.28	(d	)	251,000	—	—	251,000		April 2011
19.68	(c	)	195,000	—	75,000	120,000	March 2008	April 2012
19.68	(d	)	215,000	—	—	215,000		April 2012
13.15	(c	)	170,000	—	—	170,000	March 2008	April 2013
13.15	(d	)	40,000	—	—	40,000		April 2013
13.26	(d	)	50,000	—	—	50,000		April 2013
16.71	(c	)	130,000	—	—	130,000	March 2008	April 2014
16.71	(d	)	35,000	—	—	35,000		April 2014
16.73	(c	)	35,000	—	—	35,000	March 2008	April 2014
16.73	(d	)	35,000	—	—	35,000		April 2014
20.79	(c	)	50,000	—	—	50,000	April 2008	April 2015
20.91	(c	)	35,000	—	—	35,000	April 2008	April 2015
29.00	(c	)	80,000	—	—	80,000		April 2016
24.83	(c	)	200,000	—	—	200,000		June 2016
32.70	(c	)	—	30,000	—	30,000		April 2017
33.12	(c	)	—	70,000	—	70,000		April 2017
16.09	(e	)	1,211	—	1,211	—

			2,385,421	100,000	224,000	2,261,421

No options lapsed during the year. The market price of the Company’s shares at December 31, 2007 was €23.85 and the range during 2007 was €21.92 to €38.20.

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

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ Interests in Share Capital at December 31, 2007

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below. Between December 31, 2007 and March 3, 2008, there were no transactions in the Directors’ and Secretary’s interests.

The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

See Item 6—Directors, Senior Management and Employees on page 79 for details of options and Ordinary Shares held by Directors of CRH at May 8, 2008.

Ordinary Shares	December 31, 2007	December 31, 2006
Directors
W.P. Egan	15,000	10,000	*
—Non-beneficial	12,000	—
U-H. Felcht	1,000	—	*
N. Hartery	1,000	1,000
T.W. Hill	79,792	78,744
J.M. de Jong	10,031	3,084
D.M. Kennedy	59,999	57,388
—Non-beneficial	9,250	9,250
M. Lee	240,218	225,904
K. McGowan	10,039	7,915
T.V. Neill	69,881	59,031
D.N. O’Connor	11,376	7,278
J.M.C. O’Connor	2,131	1,000
W.I. O’Mahony	744,935	662,173

Secretary
A. Malone	36,820	28,463

	1,303,472	1,151,230

*	Holding as at date of appointment.

Of the above holdings, the following are held in the form of American Depository Receipts (ADRs):

	December 31, 2007	December 31, 2006
Directors
W.P. Egan	10,000	5,000
—Non-beneficial	12,000	—
T.W. Hill	21,726	21,726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company:

We have audited the accompanying consolidated balance sheets of CRH public limited company as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at December 31, 2007 and 2006, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH public limited company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

May 12, 2008

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31
	Notes	2007		2006		2005
		€m		€m		€m
Continuing operations
Revenue	1	20,992		18,737		14,449
Cost of sales		(14,715)		(13,123)		(9,902)

Gross profit		6,277		5,614		4,547
Operating costs	3	(4,191)		(3,847)		(3,155)

Group operating income	1, 4, 5	2,086		1,767		1,392
Gain on sale of investments and property, plant and equipment	1	57		40		20

Income before finance costs	1	2,143		1,807		1,412
Finance costs	8	(473)		(407)		(297)
Finance revenue	8	170		155		138
Group share of associates’ income after tax	9	64		47		26

Income before tax		1,904		1,602		1,279
Income tax expense	10	(466)		(378)		(273)

Group net income for the financial year		1,438		1,224		1,006

Net income attributable to:
Equity holders of the Company		1,430		1,210		998
Minority interest	31	8		14		8

Group net income for the financial year		1,438		1,224		1,006

Basic earnings per Ordinary Share	12	262.7	c	224.3	c	186.7	c

Diluted earnings per Ordinary Share	12	260.4	c	222.4	c	185.2	c

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

		Year ended December 31
	Notes	2007	2006	2005
		€m	€m	€m
Items of income and expense recognized directly within equity:
Currency translation effects	30	(410)	(371)	413
Actuarial gain/(loss) on Group defined benefit pension obligations	27	159	155	(86)
Gains/(losses) relating to cash flow hedges	30	8	(2)	3
Tax on items taken directly to equity	10	(74)	(15)	33

Net (expense)/income recognized directly within equity		(317)	(233)	363
Group net income for the financial year		1,438	1,224	1,006

Total recognized income and expense for the financial year		1,121	991	1,369

Attributable to:
Equity holders of the Company		1,116	980	1,360
Minority interest		5	11	9

Total recognized income and expense for the financial year		1,121	991	1,369

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

		December 31
	Notes	2007	2006
		€m	€m
ASSETS
Non-current assets
Property, plant and equipment	13	8,226	7,480
Intangible assets	14	3,692	2,966
Investments in associates	15	574	554
Other financial assets	15	78	97
Derivative financial instruments	23	124	74
Deferred income tax assets	26	336	489

Total non-current assets		13,030	11,660

Current assets
Inventories	17	2,226	2,036
Accounts receivable and prepayments	18	3,199	3,172
Derivative financial instruments	23	9	5
Liquid investments	21	318	370
Cash and cash equivalents	21	1,006	1,102

Total current assets		6,758	6,685

Total assets		19,788	18,345

EQUITY
Share capital	29	187	185
Additional paid-in capital	30	2,420	2,318
Own shares	30	(19)	(14)
Other reserves	30	70	52
Foreign currency translation reserve	30	(547)	(137)
Accumulated income	30	5,843	4,659

Shareholders’ equity attributable to the Company’s equity holders		7,954	7,063
Minority interest	31	66	41

Total equity		8,020	7,104

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	22	5,928	5,313
Derivative financial instruments	23	52	47
Deferred income tax liabilities	26	1,312	1,301
Accounts payable and accrued liabilities	19	141	160
Retirement benefit obligations	27	95	262
Provisions for liabilities	25	248	320
Capital grants	28	11	10

Total non-current liabilities		7,787	7,413

Current liabilities
Accounts payable and accrued liabilities	19	2,956	2,788
Current income tax liabilities		244	216
Interest-bearing loans and borrowings	22	570	645
Derivative financial instruments	23	70	38
Provisions for liabilities	25	141	141

Total current liabilities		3,981	3,828

Total liabilities		11,768	11,241

Total equity and liabilities		19,788	18,345

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
	Notes	2007	2006	2005
		€m	€m	€m
Cash flows from operating activities
Income before tax		1,904	1,602	1,279
Finance costs (net)		303	252	159
Group share of associates’ income after tax		(64)	(47)	(26)
Gain on sale of investments and property, plant and equipment		(57)	(40)	(20)

Group operating income		2,086	1,767	1,392
Depreciation charge	13	739	664	556
Share-based payments	7	23	16	14
Amortization of intangible assets	14	35	25	9
Amortization of capital grants	28	(3)	(2)	(2)
Decrease/(increase) in working capital	20	261	(132)	(149)
Net movement on provisions	25	(49)	11	12
Other non-cash movements		(2)	10	2

Cash generated from operations		3,090	2,359	1,834
Interest paid (including finance leases)		(352)	(253)	(184)
Irish corporation tax paid		(18)	(20)	(13)
Overseas corporation tax paid		(370)	(358)	(247)

Net cash inflow from operating activities		2,350	1,728	1,390

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	16	156	252	103
Interest received		64	46	43
Capital grants received	28	3	—	1
Dividends received from associates		30	22	14

		253	320	161

Outflows
Purchase of property, plant and equipment	13	(1,028)	(832)	(652)
Acquisition of subsidiaries and joint ventures	33	(1,858)	(1,978)	(808)
Investments in and advances to associates	15	—	(7)	(299)
Advances to joint ventures and purchase of trade investments	15	(40)	(13)	(8)
Deferred and contingent acquisition consideration paid	20	(107)	(74)	(45)

		(3,033)	(2,904)	(1,812)

Net cash outflow from investing activities		(2,780)	(2,584)	(1,651)

The consolidated statements of cash flows are continued overleaf. Cash flows from financing activities, the net (decrease)/increase in cash and cash equivalents and the reconciliation of opening to closing cash and cash equivalents are set out on page F-6

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

		Year ended December 31
	Notes	2007	2006	2005
		€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares		36	87	40
Shares issued to minority interests	31	—	3	—
Decrease in liquid investments	24	29	—
Increase in interest-bearing loans and borrowings		1,481	1,708	797
Increase in finance lease liabilities		2	3	7

		1,548	1,801	844

Outflows
Ordinary Shares purchased (own shares), net	30	(31)	(15)	—
Increase in liquid investments	24	—	(35)	(15)
Repayment of interest-bearing loans and borrowings		(753)	(656)	(250)
Repayment of finance lease liabilities		(27)	(13)	(13)
Net cash movement in derivative financial instruments	24	(113)	(29)	(103)
Dividends paid to equity holders of the Company	11	(250)	(197)	(164)
Dividends paid to minority interests	11	(5)	(12)	(9)

		(1,179)	(957)	(554)

Net cash inflow from financing activities		369	844	290

(Decrease)/increase in cash and cash equivalents		(61)	(12)	29

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	24	1,102	1,149	1,072
Translation adjustment	24	(35)	(35)	48
(Decrease)/increase in cash and cash equivalents		(61)	(12)	29

Cash and cash equivalents at December 31	24	1,006	1,102	1,149

A reconciliation of cash and cash equivalents to net debt is presented in Note 24.

The Notes to Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations as issued by the International Accounting Standards Board (IASB).

CRH plc, the Parent Company, is a public limited company incorporated and domiciled in the Republic of Ireland.

Basis of preparation

The Consolidated Financial Statements, which are presented in euro millions, have been prepared under the historical cost convention as modified by the measurement at fair value of share-based payments and certain financial assets and liabilities including derivative financial instruments. The carrying values of recognized assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The accounting policies set out below have been applied consistently by all the Group’s subsidiaries, joint ventures and associates to all periods presented in these Consolidated Financial Statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. In addition, it requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, relate primarily to accounting for defined benefit pension schemes, provisions for liabilities, property, plant and equipment, goodwill impairment and current and deferred tax and are documented in the relevant accounting policies below.

The financial year-ends of the Group’s subsidiaries, joint ventures and associates are co-terminous.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group adopted the following standards and interpretations during the financial year: IFRS 7 Financial Instruments: Disclosures; Amendment to IAS 1 Capital Disclosures; IFRIC Interpretation 8 Scope of IFRS 2; IFRIC Interpretation 9 Reassessment of Embedded Derivatives; and IFRIC Interpretation 10 Interim Financial Reporting and Impairment. The adoption of IFRS 7 and the Amendment to IAS 1 have given rise to new disclosures in the current year together with the associated comparatives. None of the other standards or interpretations has had, or is expected to have, a material impact on the Consolidated Financial Statements.

IFRS and IFRIC Interpretations which are not yet effective

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

•	IFRS 8 Operating Segments (effective date: CRH financial year beginning January 1, 2009);

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•	IFRS 2 Share-based Payment—Vesting Conditions and Cancellations (effective date: CRH financial year beginning January 1, 2009);

•	IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements (effective date: CRH financial year beginning January 1, 2010);

•	IAS 1 Presentation of Financial Statements (Revised) (effective date: CRH financial year beginning January 1, 2009);

•	IAS 23 Borrowing Costs (Revised) (effective date: CRH financial year beginning January 1, 2009);

•	Amendments to IAS 32 and IAS 1 Puttable Financial Instruments (effective date: CRH financial year beginning January 1, 2009);

•	IFRIC Interpretation 11 Group and Treasury Share Transactions (effective date: CRH financial year beginning January 1, 2008);

•	IFRIC Interpretation 12 Service Concession Arrangements (effective date: CRH financial year beginning January 1, 2008);

•	IFRIC Interpretation 13 Customer Loyalty Programmes (effective date: CRH financial year beginning January 1, 2009);

•	IFRIC Interpretation 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective date: CRH financial year beginning January 1, 2008).

The standards and interpretations addressed above will be applied for the purposes of the Consolidated Financial Statements with effect from the dates listed.

Whilst the application of IFRS 8 will result in amendments to the segment information note accompanying the Consolidated Financial Statements, these amendments will not be of a recognition and measurement nature given the disclosure focus of the IFRS.

The application of IFRS 2 Share-based Payment—Vesting Conditions and Cancellations, IAS 23 Borrowing Costs (Revised), the Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and IFRIC Interpretation 11 do not have any impact on the Consolidated Financial Statements.

IFRS 3R introduces a number of changes to the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period when an acquisition occurs and future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. The application of IAS 1 Presentation of Financial Statements (Revised) will give rise to some presentational changes in the Consolidated Financial Statements but will not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRS.

IFRIC Interpretations 12 and 13 are not applicable in the context of the Group’s activities. Whilst defined benefit pension schemes are operated by various of the subsidiaries and joint ventures in the Group, IFRIC Interpretation 14 will only be of relevance where surpluses emerge and those surpluses are of a sufficient magnitude to warrant application of the surplus cap.

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

Joint ventures

In line with IAS 31 Interests in Joint Ventures, the Group’s share of results and net assets of joint ventures (jointly controlled entities), which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalized and derecognized when joint control ceases. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group’s Consolidated Financial Statements.

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

Revenue recognition

Revenue represents the value of goods and services supplied to external customers and excludes intercompany sales, trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognized to the extent that it is subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer. Revenue on construction contracts is recognized in accordance with the percentage-of-completion method with the completion percentage being computed on an input cost basis.

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

On disposal of a foreign operation, accumulated currency translation differences are recognized in the Consolidated Statements of Income as part of the overall gain or loss on disposal. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2007	2006	2005	2007	2006	2005
U.S. Dollar	1.3705	1.2556	1.2438	1.4721	1.3170	1.1797
Pound Sterling	0.6843	0.6817	0.6838	0.7334	0.6715	0.6853
Polish Zloty	3.7837	3.8959	4.0224	3.5935	3.8310	3.8600
Ukrainian Hryvnia	6.8982	6.3290	6.3538	7.3588	6.6583	5.9739
Swiss Franc	1.6427	1.5729	1.5483	1.6547	1.6069	1.5551
Canadian Dollar	1.4678	1.4237	1.5082	1.4449	1.5281	1.3725
Argentine Peso	4.2718	3.8623	3.6356	4.5948	4.0373	3.5868
Israeli Shekel	5.6270	5.5928	5.5781	5.6201	5.5623	5.4503

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

The liabilities and costs associated with the Group’s defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the Consolidated Statements of Income on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the Consolidated Statements of Income. The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities on the face of the Consolidated Balance Sheets. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. The Group has elected to recognize post transition date actuarial gains and losses immediately in the Consolidated Statements of Recognized Income and Expense.

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

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary, net of any impairments, is included in the determination of the net gain or loss on disposal/termination.

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

When part of an operation within a cash-generating unit is disposed of, any goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

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

Where equity investments are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Where it is impracticable to determine fair value in accordance with IAS 39, unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheets.

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, and hire purchase contracts are capitalized in the Consolidated Balance

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sheets and are depreciated over their useful lives with any impairment being recognized in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases and hire purchase contracts are included in liabilities in the Consolidated Balance Sheets and analyzed between current and non-current amounts. The interest elements of the rental obligations are charged to the Consolidated Statements of Income over the periods of the relevant agreements and represent a constant proportion of the balance of capital repayments outstanding in line with the implicit interest rate methodology.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly these investments are treated as financial assets and are categorized as either “fair value through profit and loss” or “loans and receivables”. Regular way purchases of financial assets are recognized using settlement date accounting. The fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

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

Derivative financial instruments are stated at fair value. Where derivatives do not fulfill the criteria for hedge accounting, they are classified as “held for trading” and changes in fair values are reported in the Consolidated Statements of Income. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account current interest and currency rates and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized liability or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognized as a separate component of equity with the ineffective portion being reported in the Consolidated Statements of Income. The associated gains or losses that had previously been recognized in equity are transferred to the Consolidated Statements of Income contemporaneously with the materialization of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognized immediately in the Consolidated Statements of Income.

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

Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortized cost employing the effective interest yield methodology. Fixed rate term loans, which have been hedged to floating rates (using interest rate swaps), are measured at amortized cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates. The computation of amortized cost includes any issue costs and any discount or premium materializing on settlement. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

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

Tax (current and deferred)

Current tax represents the expected tax payable (or recoverable) on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years. Any interest or penalties arising are included within current tax.

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

Share capital

Own shares

Ordinary Shares purchased by the Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Consolidated Balance Sheets.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1— SEGMENT INFORMATION

The Group is organized into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Mexico, Canada, Argentina and Chile. These activities comprise three reporting business segments as follows:

Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

Products businesses are involved in the production of concrete products and a range of construction-related products and services.

Distribution businesses are engaged in the marketing and sale of builders' supplies to the construction industry and of materials and products for the DIY market.

Intersegment revenue is not material.

Analysis by class of business

	Continuing operations—year ended December 31
	Materials			Products			Distribution			Total Group
Consolidated Statements of Income	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment revenue
Europe	3,651	2,967	2,646	3,628	3,186	2,533	3,435	2,786	2,193	10,714	8,939	7,372
Americas	5,445	4,778	3,165	3,510	3,572	2,756	1,323	1,448	1,156	10,278	9,798	7,077

	9,096	7,745	5,811	7,138	6,758	5,289	4,758	4,234	3,349	20,992	18,737	14,449

Segment revenue includes €3,706 million (2006: €3,065 million; 2005: €2,014 million) in respect of revenue applicable to construction contracts.

Group operating income (i)

Europe	586	421	377	308	221	176	212	172	123	1,106	814	676
Americas	570	475	328	340	375	308	70	103	80	980	953	716

	1,156	896	705	648	596	484	282	275	203	2,086	1,767	1,392

Gain/(loss) on sale of investments, property, plant and equipment

Europe	29	28	9	11	2	2	3	4	(1)	43	34	10
Americas	11	2	10	2	3	—	1	1	—	14	6	10

	40	30	19	13	5	2	4	5	(1)	57	40	20

Segment result (income before finance costs) (i)

Europe	615	449	386	319	223	178	215	176	122	1,149	848	686
Americas	581	477	338	342	378	308	71	104	80	994	959	726

	1,196	926	724	661	601	486	286	280	202	2,143	1,807	1,412

Finance costs (net)										(303)	(252)	(159)
Group share of associates’ income after tax (note 9)										64	47	26

Income before tax										1,904	1,602	1,279
Income tax expense										(466)	(378)	(273)

Group net income for the financial year										1,438	1,224	1,006

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1— SEGMENT INFORMATION (continued)

(i)	Segment result in 2006 for Europe Products included a goodwill impairment loss of €50 million relating to the Cementbouw bv joint venture (see note 14). In addition, segment result in 2006 for Europe Products included €19 million of the total €38 million gain which arose on deconsolidation of certain pension schemes in the Netherlands (see note 27). The remaining €19 million of this deconsolidation gain was included in the segment result in 2006 for Europe Distribution.

	Continuing operations—as at December 31
Consolidated Balance Sheets	Materials		Products		Distribution		Total Group
	2007	2006	2007	2006	2007	2006	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m
Segment assets (i)
Europe	3,815	2,982	3,295	3,142	1,939	1,376	9,049	7,500
Americas	5,030	5,067	2,561	2,511	703	576	8,294	8,154

	8,845	8,049	5,856	5,653	2,642	1,952	17,343	15,654

Reconciliation to total assets as reported in the Consolidated Balance Sheets
Investments in associates							574	554
Other financial assets							78	97
Derivative financial instruments (current and non-current)							133	79
Deferred income tax assets							336	489
Liquid investments							318	370
Cash and cash equivalents							1,006	1,102

Total assets as reported in the Consolidated Balance Sheets							19,788	18,345

Segment liabilities (i)
Europe	823	753	777	877	405	337	2,005	1,967
Americas	858	901	567	643	151	160	1,576	1,704

	1,681	1,654	1,344	1,520	556	497	3,581	3,671

Reconciliation to total liabilities as reported in the Consolidated Balance Sheets
Interest-bearing loans and borrowings (current and non-current)							6,498	5,958
Derivative financial instruments (current and non-current)							122	85
Income tax liabilities (current and deferred)							1,556	1,517
Capital grants							11	10

Total liabilities as reported in the Consolidated Balance Sheets							11,768	11,241

(i)	Segment assets and liabilities are analyzed by reference to the geographical area in which the assets and liabilities are located.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1— SEGMENT INFORMATION (continued)

	Continuing operations—year ended December 31
	Materials			Products			Distribution			Total Group
Other segment information	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Capital expenditure
Europe	291	213	157	153	123	113	72	46	40	516	382	310
Americas	334	288	177	159	142	145	19	20	20	512	450	342

	625	501	334	312	265	258	91	66	60	1,028	832	652

Depreciation
Europe	159	143	129	145	134	127	46	37	32	350	314	288
Americas	263	220	165	112	116	93	14	14	10	389	350	268

	422	363	294	257	250	220	60	51	42	739	664	556

Amortization of intangible assets
Europe	1	—	—	8	6	2	3	1	—	12	7	2
Americas	1	—	—	16	15	6	6	3	1	23	18	7

	2	—	—	24	21	8	9	4	1	35	25	9

Geographical analysis

The following is a geographical analysis of the segmental data presented above with Ireland (including Northern Ireland) and the Benelux (which comprises Belgium, the Netherlands and Luxembourg) separately analyzed on the basis of the aggregation thresholds contained in IAS 14:

	Continuing operations—year ended December 31
	Ireland*			Benelux			Rest of Europe			Americas			Total Group
Consolidated Statements of Income	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment revenue	1,402	1,251	1,164	2,918	2,628	2,468	6,382	5,058	3,734	10,290	9,800	7,083	20,992	18,737	14,449

Group operating income	159	157	148	270	218	186	675	438	341	982	954	717	2,086	1,767	1,392
Gain on sale of investments, property, plant and equipment	26	23	8	7	3	—	9	8	2	15	6	10	57	40	20

Segment result (income before finance costs)	185	180	156	277	221	186	684	446	343	997	960	727	2,143	1,807	1,412

*Republic of Ireland Companies
Revenue	1,065	969	904

	As at 31 December
	Ireland**			Benelux			Rest of Europe			Americas			Total Group
Consolidated Balance Sheets	2007	2006		2007	2006		2007	2006		2007	2006		2007	2006
	€m	€m		€m	€m		€m	€m		€m	€m		€m	€m
Segment assets	959	830		2,468	2,101		5,617	4,563		8,299	8,160		17,343	15,654

Segment liabilities	282	289		487	485		1,235	1,195		1,577	1,702		3,581	3,671

**Republic of Ireland Companies
Long-lived assets	466	399

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1— SEGMENT INFORMATION (continued)

	Other segment information—year ended December 31
	Ireland			Benelux			Rest of Europe			Americas			Total Group
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Capital expenditure	119	78	56	88	79	72	309	225	182	512	450	342	1,028	832	652

Depreciation	48	52	45	82	81	79	220	181	164	389	350	268	739	664	556

Amortization of intangible assets	—	—	—	2	2	1	10	5	1	23	18	7	35	25	9

NOTE 2— PROPORTIONATE CONSOLIDATION OF JOINT VENTURES

Impact on Consolidated Statements of Income

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Group share of:
Revenue	1,076	901	618
Cost of sales	(734)	(628)	(393)

Gross profit	342	273	225
Operating costs	(229)	(180)	(144)
Impairment of Cementbouw bv goodwill (note 14)	—	(50)	—

Operating income	113	43	81
Gain on sale of investments and property, plant and equipment	—	4	1

Income before finance costs	113	47	82
Finance costs (net)	(14)	(16)	(14)

Income before tax	99	31	68
Income tax expense	(25)	(18)	(19)

Group net income for the financial year	74	13	49

Depreciation	43	37	31

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2— PROPORTIONATE CONSOLIDATION OF JOINT VENTURES (continued)

Impact on Consolidated Balance Sheets

	As at December 31
	2007	2006
	€m	€m
Group share of:
Non-current assets	1,002	806
Current assets	380	289

Total assets	1,382	1,095

Total equity	835	553

Non-current liabilities	265	273
Current liabilities	282	269

Total liabilities	547	542

Total equity and liabilities	1,382	1,095

Net debt included above (see impact on Consolidated Statements of Cash Flows below for analysis)	(164)	(248)

Impact on Consolidated Statements of Cash Flows

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Group share of:
Net cash inflow from operating activities	106	87	77
Net cash outflow from investing activities	(224)	(75)	(128)
Net cash inflow/(outflow) from financing activities	145	(34)	63

Net increase/(decrease) in cash and cash equivalents	27	(22)	12
Cash and cash equivalents at January 1	51	74	61
Translation adjustment	(1)	—	1

Cash and cash equivalents at December 31	77	51	74

Reconciliation of cash and cash equivalents to net debt
Cash and cash equivalents as above	77	51	74
Liquid investments	1	—	—
Derivative financial instruments (current and non-current)	—	1	—
Interest-bearing loans and borrowings (current and non-current)	(242)	(300)	(346)

Net debt at December 31	(164)	(248)	(272)

The Group’s share of net debt in joint ventures is non-recourse to the Group.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3— OPERATING COSTS

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Selling and distribution costs	2,675	2,496	1,970
Administrative expenses	1,474	1,267	1,173
Other operating expenses	58	96	23
Other operating income	(16)	(12)	(11)

Total	4,191	3,847	3,155

Other operating expenses and income comprise the following charges/(credits):

Other operating expenses
Share-based payments expense (note 7)	23	16	14
Amortization of intangible assets (note 14)	35	25	9
Goodwill impairment loss (note 14)	—	50	—
Mark-to-market of undesignated derivative financial instruments	—	5	—

Total	58	96	23

Other operating income
Excess of fair value of identifiable net assets over consideration paid (note 33)	(4)	(7)	(4)
Mark-to-market of undesignated derivative financial instruments	(5)	(1)	(1)
Income from financial assets	(4)	(2)	(4)
Capital grants released (note 28)	(3)	(2)	(2)

Total	(16)	(12)	(11)

NOTE 4—GROUP OPERATING INCOME

Group operating income has been arrived at after charging the following amounts (including the Group’s proportionate share of amounts in joint ventures):

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Depreciation
—included in cost of sales	447	414	330
—included in operating costs	292	250	226

Total	739	664	556

Foreign exchange gains and losses (net)
—included in cost of sales	1	1	—

Operating lease rentals
—hire of plant and machinery	109	82	50
—land and buildings	120	99	79
—other operating leases	39	40	36

Total	268	221	165

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—GROUP OPERATING INCOME (continued)

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Auditors’ remuneration (included in administrative expenses)
Audit fees, including Sarbanes-Oxley attestation	16	17	9
Non-audit services comprising the following:
—Sarbanes-Oxley Section 404 preparatory work	—	—	1
—taxation advice and compliance	—	—	1
—acquisition-related financial due diligence (i)	—	1	—
—other advice	1	—	—

(i)	In addition to the due diligence fees expensed in the Consolidated Statements of Income, further due diligence fees of €1.7 million (2006: €0.3 million; 2005: €0.7 million) paid to the auditors have been included in the fair value of purchase consideration of business combinations for the respective periods.

NOTE 5—DIRECTORS’ EMOLUMENTS AND INTERESTS

Directors’ emoluments and interests (which are included in administrative expenses in Note 3) are given in the Report on Directors' Remuneration on pages R-1 to R-10 inclusive of this Annual Report.

NOTE 6—EMPLOYMENT

The average number of employees (including CRH’s proportionate share of employees in joint ventures) is as follows:

Year ended December 31, 2007	Materials	Products	Distribution	Total Group
Europe	14,583	19,298	10,381	44,262
Americas	23,521	20,538	3,712	47,771

Total	38,104	39,836	14,093	92,033

Year ended December 31, 2006
Europe	12,221	17,705	8,420	38,346
Americas	18,856	18,867	3,491	41,214

Total	31,077	36,572	11,911	79,560

Year ended December 31, 2005
Europe	11,605	14,579	6,497	32,681
Americas	14,493	16,339	2,953	33,785

Total	26,098	30,918	9,450	66,466

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—EMPLOYMENT (continued)

Employment costs charged in the Consolidated Statements of Income (including the Group's proportionate share of joint ventures’ costs) are analyzed as follows:

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Wages and salaries	3,018	2,689	2,223
Social welfare costs	377	337	279
Other employment-related costs	355	348	263
Share-based payments expense (note 7)	23	16	13
Total pension costs (note 27)	194	140	163

Total	3,967	3,530	2,941

Total charge analyzed between:
Cost of sales	1,759	1,658	1,384
Operating costs	2,223	1,884	1,563
Finance costs (net)—defined benefit pension schemes (note 8)	(15)	(12)	(6)

Total	3,967	3,530	2,941

NOTE 7—SHARE-BASED PAYMENTS

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Share option expense	18	15	13
Performance Share Plan expense	5	1	—

	23	16	13

€2 million (2006: €1 million; 2005: €1 million) of the total expense reported in the Consolidated Statements of Income relates to the Directors.

Share Option Schemes

The Group operates share option schemes, which were approved by shareholders in May 2000 (replacing the schemes which were approved in May 1990), and savings-related share option schemes, also approved by shareholders in May 2000. The general terms and conditions applicable to the share options granted by CRH under these schemes are set out in the Report on Directors’ Remuneration on page R-2 and R-3.

The Group’s employee share options are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The IFRS requires that a recognized valuation methodology be employed to determine the fair value of share options granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense of €18 million (2006: €15 million; 2005: €14 million) reported in the Consolidated Statements of Income has been arrived at through applying the trinomial model, which is a lattice option-pricing model.

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

The total share option expense is analyzed as follows:

	Grant price	Duration of vesting period	Number of options	Weighted average fair value	Expense in Consolidated Statements of Income
					2007	2006	2005
					€m	€m	€m
Granted in 2003
Share option schemes	€13.15 / €13.26 / Stg£9.06	3 and 5 years	4,247,900	€3.63	1	2	4
Savings-related share option schemes	€10.63 / Stg£7.18	3 and 5 years	768,853	€3.73	—	—	1

Granted in 2004
Share option schemes	€16.71 / €16.73 / Stg£11.13	3 and 5 years	4,372,990	€4.37	3	5	5
Savings-related share option schemes	€14.45 / Stg£9.66	3 and 5 years	219,658	€4.67	—	—	—

Granted in 2005
Share option schemes	€20.79 / €20.91 / Stg£14.37	3 years	2,362,450	€4.32	3	3	3
Savings-related share option schemes	€17.99 / Stg£12.38	3 and 5 years	162,731	€5.41	—	—	—

Granted in 2006
Share option schemes	€29.00 / €24.83 / Stg£19.99	3 years	2,534,443	€6.39	5	4	—
Savings-related share option schemes	€23.16 / Stg£15.68	3 and 5 years	324,673	€7.12	1	1	—

Granted in 2007
Share option schemes	€32.70 / €33.12 / Stg£22.43	3 years	2,788,341	€6.65	5	—	—
Savings-related share option schemes	€26.89 / Stg£18.61	3 and 5 years	256,787	€7.84	—	—	—

					18	15	13

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

Details of options granted under the share option schemes

A summary of activity under the Company’s share option schemes in the three years ended December 31, 2007, 2006 and 2005 together with the weighted average exercise price of the share options is as follows:

	Weighted average exercise price	Number of options 2007	Weighted average exercise price	Number of options 2006	Weighted average exercise price	Number of options 2005
Share options
Outstanding at beginning of year	€18.33 / Stg£13.85	23,785,368	€16.75 / Stg£11.32	26,434,144	€16.11 / Stg£10.11	26,687,557
Granted (a)	€32.90 / Stg£22.43	2,807,900	€28.68 / Stg£19.99	2,618,400	€20.85 / Stg£14.37	2,484,300
Exercised	€15.54 / Stg£10.99	(2,810,420)	€15.28 / Stg£10.35	(4,886,939)	€13.51 / Stg£8.25	(2,246,031)
Lapsed	€19.83 / Stg£17.91	(478,295)	€18.00 / Stg£13.93	(380,237)	€17.11 / Stg£11.24	(491,682)

Outstanding at end of year	€20.38 / Stg£16.06	23,304,553	€18.33 / Stg£13.85	23,785,368	€16.75 / Stg£11.32	26,434,144

Exercisable at end of year	€16.73 / Stg£11.26	8,652,124	€16.02 / Stg£11.16	7,270,476	€14.41 / Stg£9.31	5,614,157

(a)	Pursuant to the 2000 share option schemes, employees were granted options over 2,807,900 (2006: 2,618,400, 2005: 2,484,300) of the Company’s Ordinary Shares on April 10, 2007. These options may be exercised after the expiration of three years from their date of grant, subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

Analysis of share options—outstanding at end of year

	Exercise prices	December 31, 2007		December 31, 2006
		Number of options	Actual remaining life	Number of options	Actual remaining life
Options by exercise price
€ options	€7.09	—	—	39,192	0.3
	€7.10	—	—	258,532	0.3
	€12.64	354,221	0.3	549,639	1.3
	€14.57	268,364	1.3	319,714	2.3
	€14.66	494,307	1.3	571,149	2.3
	€17.26	1,559,918	2.3	1,810,775	3.3
	€18.01	1,505,809	2.3	1,621,136	3.3
	€18.28	2,248,403	3.3	2,561,178	4.3
	€19.68	2,669,495	4.3	3,139,102	5.3
	€13.15	1,555,943	5.3	1,793,707	6.3
	€13.26	1,382,980	5.3	1,577,980	6.3
	€16.71	1,983,221	6.3	2,517,799	7.3
	€16.73	1,564,300	6.3	1,910,500	7.3
	€20.79	1,235,640	7.3	1,292,640	8.3
	€20.91	1,073,000	7.3	1,095,000	8.3
	€24.83	200,000	8.5	200,000	9.5
	€29.00	2,301,070	8.3	2,370,711	9.3
	€32.70	1,442,090	9.3	—	—
	€33.12	1,317,500	9.3	—	—
Stg£ options	Stg£8.22	—	—	975	1.3
	Stg£10.99	13,945	2.3	18,497	3.3
	Stg£11.16	8,897	3.3	20,426	4.3
	Stg£12.04	17,580	4.3	22,880	5.3
	Stg£9.06	3,717	5.3	6,853	6.3
	Stg£11.13	6,769	6.3	14,441	7.3
	Stg£14.37	37,010	7.3	39,010	8.3
	Stg£19.99	31,623	8.3	33,532	9.3
	Stg£22.43	28,751	9.3	—	—

Total outstanding as at December 31		23,304,553		23,785,368

Analysis of share options—exercisable at end of year
Options by exercise price
€ options	€7.09	—	—	39,192	0.3
	€7.10	—	—	258,532	0.3
	€12.64	354,221	0.3	549,639	1.3
	€14.57	268,364	1.3	319,714	2.3
	€14.66	494,307	1.3	571,149	2.3
	€17.26	1,559,918	2.3	776,045	3.3
	€18.01	1,505,809	2.3	764,307	3.3
	€18.28	939,903	3.3	1,184,178	4.3
	€19.68	922,895	4.3	1,283,502	5.3
	€13.15	587,443	5.3	785,607	6.3
	€13.26	504,480	5.3	668,980	6.3
	€16.71	812,076	6.3	—	—
	€16.73	651,800	6.3	—	—
Stg£ options	Stg£8.22	—	—	975	1.3
	Stg£10.99	13,945	2.3	18,497	3.3
	Stg£11.16	8,897	3.3	20,426	4.3
	Stg£12.04	17,580	4.3	22,880	5.3
	Stg£9.06	3,717	5.3	6,853	6.3
	Stg£11.13	6,769	6.3	—	—

Total exercisable as at December 31		8,652,124		7,270,476

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

The weighted average fair values assigned to options granted under the Company’s 2000 share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	3-year
	€	Stg£*
Granted during 2007 (amounts in €)	6.65	6.60
Granted during 2006 (amounts in €)	6.39	6.49
Granted during 2005 (amounts in €)	4.32	4.31

*	€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2007	2006	2005
	3-year	3-year	3-year
Weighted average exercise price (amounts in €)	32.90	28.68	20.85
Risk-free interest rate (%)	4.08	3.64/3.77	3.03
Expected dividend payments over the expected life (€ cent)	503.05	324.62	260.74
Expected volatility (%)	21.3	23.2/22.4	23.3
Expected life in years	5	5	5

The expected volatility was determined using an historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialize.

Other than the assumptions listed above, no other features of options grants were factored into the determination of fair value.

The terms of the options granted under the share option scheme do not contain any market conditions within the meaning of IFRS 2.

No relevant modifications were effected to the share option schemes during the course of 2007, 2006 or 2005.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

Details of options granted under the savings-related share option schemes

Saving-related share options	Weighted average exercise price		Number of options 2007	Weighted average exercise price		Number of options 2006	Weighted average exercise price		Number of options 2005
Outstanding at beginning of year	€15.85 /Stg	£10.97	1,263,622	€12.71 /Stg	£8.76	1,434,061	€12.20 /Stg	£8.30	1,503,969
Granted (a)	€26.89 /Stg	£18.61	265,300	€23.16 /Stg	£15.68	358,986	€17.99 /Stg	£12.38	201,077
Exercised	€14.95 / Stg	£9.83	(211,702)	€12.40 / Stg	£7.62	(450,229)	€14.57 / Stg	£9.07	(181,944)
Lapsed	€20.56 /Stg	£14.00	(58,138)	€14.35 /Stg	£10.41	(79,196)	€12.16 / Stg	£9.43	(89,041)

Outstanding at end of year	€18.37/ Stg	£12.53	1,259,082	€15.85 /Stg	£10.97	1,263,622	€12.71 / Stg	£8.76	1,434,061

Exercisable at end of year	€15.20/ Stg	£9.94	3,313	€15.39/ Stg	£7.18	1,948	Stg	£8.79	55,011

(a)	Pursuant to the savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 265,300 of the Company’s Ordinary Shares on April 5, 2007 (143,261) and on April 11, 2007 (122,039) respectively (2006: 358,986 share options on April 7, 2006; 2005: 201,077 share options on April 1, 2005). This figure comprises options over 144,138 (2006: 202,624; 2005: 113,330) shares and 121,162 (2006: 156,362; 2005: 87,747) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable, and are not subject to specified EPS growth targets being achieved. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

Analysis of savings-related share options—outstanding at end of year

		December 31, 2007		December 31, 2006
	Exercise prices	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
Options by exercise price
€ options	€15.39	—	—	871	0.1
	€16.09	725	0.1	19,782	0.9
	€10.63	198,186	0.9	200,447	1.9
	€14.45	26,793	1.8	61,952	1.8
	€17.99	46,576	2.0	50,573	3.0
	€23.16	131,749	2.9	139,361	3.9
	€26.89	120,321	4.0	—	—
Stg£ options	Stg£10.08	1,149	0.1	56,166	0.9
	Stg£7.18	232,289	0.9	239,310	1.9
	Stg£9.66	59,356	1.9	160,229	1.7
	Stg£12.38	114,047	1.7	124,152	2.7
	Stg£15.68	191,425	2.7	210,779	3.7
	Stg£18.61	136,466	3.6	—	—

Total outstanding as at December 31		1,259,082		1,263,622

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—SHARE-BASED PAYMENTS (continued)

As at December 31, 2007, 3,313 (2006: 1,948; 2005: 55,011) options were exercisable under the savings-related share option schemes.

The weighted average fair values assigned to options granted under the savings-related share options schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	5-year	3-year	5-year
	€	€	Stg£*	Stg£*
Granted during 2007 (amounts in €)	7.09	8.55	7.23	8.71
Granted during 2006 (amounts in €)	6.54	7.88	6.54	7.88
Granted during 2005 (amounts in €)	5.08	5.83	5.08	5.83

*	€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2007		2006		2005
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (amounts in €)	27.20	27.10	23.16	23.16	17.99	17.99
Risk-free interest rate (%)	4.08	4.10	3.43	3.64	2.67	3.03
Expected dividend payments over the expected life (€ cent)	246.06	503.05	162.94	324.62	134.29	260.74
Expected volatility (%)	17.3	21.3	20.8	23.2	23.4	23.3
Expected life in years	3	5	3	5	3	5

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

The terms of the options granted under the savings-related share option schemes do not contain any market conditions within the meaning of IFRS 2.

No modifications were effected to the share option schemes during the course of 2007, 2006 or 2005.

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

Shares awarded under the Group’s Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The IFRS requires that a recognized valuation methodology be employed to determine the fair value of shares awarded and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense of €5 million (2006: € 1 million; 2005 : nil) reported in the Consolidated Statements of Income has been arrived at through applying a Monte Carlo simulation technique to model the combination of market and non-market based performance conditions in the Plan.

Impact on Consolidated Statements of Income

The first award of shares under the Plan was in June 2006 when a total of 627,750 shares were awarded; of this total, 12,000 lapsed during the course of 2007. A second award of 594,750 was made in April 2007.

The total expense is analyzed as follows :

	Share price at date of award	Period to earliest release date	Number of shares	Fair value	Expensed in Consolidated Statements of Income
					2007	2006	2005
					€m	€m	€m
Granted in 2006
Performance Share Plan	€24.82	3 years	615,750	€12.11	2	1	—

Granted in 2007
Performance Share Plan	€33.29	3 years	594,750	€17.14	3	—	—

					5	1	—

The fair value of the shares awarded were determined using a Monte Carlo simulation technique taking account of peer group total shareholder return volatilities and correlations, together with the following assumptions:

Risk-free interest rate (%)	4.07	3.77	n/a
Expected volatility (%)	20	20	n/a

The expected volatility was determined using an historical sample of 37 month-end CRH share prices.

Impact on Consolidated Balance Sheets

In accordance with the terms of the Performance Share Plan, following the award of 594,750 shares in April 2007 (2006: 627,750), 310,000 Ordinary Shares (2006: 627,750) were purchased by the Trustees of the Plan at a total cost of €10 million (2006: €15 million, 2005: nil). These shares are recorded at cost and reported as a deduction from equity in the Consolidated Balance Sheets, net of the related income statement expense of €5 million (2006: €1 million, 2005: nil) (see note 30).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—FINANCE COSTS AND FINANCE REVENUE

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Finance costs
Interest payable on bank loans and overdrafts repayable wholly within five years:
—by instalments	17	18	10
—not by instalments	230	154	93
Interest payable under finance leases and hire purchase contracts	2	3	3
Interest payable on other borrowings	137	160	93

Total interest payable	386	335	199
Unwinding of discount element of provisions for liabilities (note 25)	17	19	9
Unwinding of discount applicable to deferred and contingent acquisition consideration	5	8	6
Income on interest rate and currency swaps	(31)	(51)	—
Mark-to-market of designated fair value hedges and related debt and ineffectiveness of net investment hedges:
—interest rate swaps (i)	(90)	42	86
—currency swaps and forward contracts	2	3	(6)
—hedged fixed rate debt (i)	92	(42)	(85)
Interest cost on defined benefit pension scheme liabilities	92	93	88

Total finance costs	473	407	297

Finance revenue
Interest receivable on loans to joint ventures and associates	(4)	(5)	(4)
Interest receivable on liquid investments	(18)	(15)	(13)
Interest receivable on cash and cash equivalents	(41)	(30)	(27)

	(63)	(50)	(44)
Expected return on defined benefit pension scheme assets	(107)	(105)	(94)

Total finance revenue	(170)	(155)	(138)

Finance costs (net)	303	252	159

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheets at adjusted fair value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is taken to income in each reporting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—GROUP SHARE OF ASSOCIATES’ INCOME AFTER TAX

The Group’s share of associates’ income after tax is equity-accounted and is presented as a single-line item in the Consolidated Statements of Income. The Group’s share of income after tax generated by associates is analyzed as follows between the principal Consolidated Statements of Income captions:

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Group share of:
Revenue	806	773	561

Income before finance costs	91	72	38
Finance costs (net)	(1)	(2)	(3)

Income before tax	90	70	35
Income tax expense	(26)	(23)	(9)

Income after tax (i)	64	47	26

(i)	The Group’s share of associates’ income after tax comprises €52 million (2006: €36 million; 2005: €18 million) in Europe Materials, €2 million (2006: €2 million; 2005: nil) in Europe Products, €10 million (2006: €7 million; 2005: €7 million ) in Europe Distribution and nil (2006: €2 million; 2005: €1 million) in Americas Materials.

The aggregated balance sheet data (analyzed between current and non-current assets and liabilities) in respect of the Group’s investment in associates is presented in note 15.

NOTE 10—INCOME TAX EXPENSE

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Current tax
Ireland
Corporation tax at 12.5% (2006: 12.5%; 2005: 12.5%)	17	22	16
Less: manufacturing relief	(4)	(4)	(3)

	13	18	13
Overseas tax	398	298	213
Tax on disposal of property, plant and equipment	15	12	5

Total current tax	426	328	231

Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	8	10	6
Share-based payments	(4)	3	(2)
Derivative financial instruments	(1)	—	—
Other items	37	37	38

Total deferred tax	40	50	42

Income tax expense	466	378	273

Reconciliation of applicable tax rate to effective tax rate
Income before tax (€ millions)	1,904	1,602	1,279
Tax charge expressed as a percentage of income before tax (effective tax rate):
— current tax expense only	22.4%	20.5%	18.0%
— total income tax expense (current and deferred)	24.5%	23.6%	21.3%

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—INCOME TAX EXPENSE (continued)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of income before tax
	2007	2006	2005
Irish corporation tax rate	12.5	12.5	12.5
Manufacturing relief in the Republic of Ireland	(0.2)	(0.3)	(0.3)
Higher tax rates on overseas earnings	12.0	12.9	14.9
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	0.2	(1.5)	(5.8)

Total effective tax rate	24.5	23.6	21.3

Current and deferred tax movements applicable to items recognized directly within equity
	€m	€m	€m
Current tax
Share option exercises	13	—	—

Deferred tax
Defined benefit pension obligations	(46)	(42)	22
Share-based payments	(39)	27	12
Cash flow hedges	(2)	—	(1)

Total	(74)	(15)	33

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

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates, deferred tax liabilities are recognized where appropriate in respect of CRH’s investments in these entities. Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would be immaterial.

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

NOTE 11—DIVIDENDS

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2006: €3,175; 2005: €3,175)	—	—	—
7% ‘A’ Cumulative Preference Shares €77,521 (2006: €77,521; 2005: €77,521)	—	—	—
Equity
Final—paid 38.50c per Ordinary Share in May 2007 (27.75c paid in May 2006; 23.40c paid in May 2005 )	209	149	125
Interim—paid 20.00c per Ordinary Share (2006: 13.50c; 2005: 11.25c)	109	73	60

Total	318	222	185

Dividends proposed (memorandum disclosure)
Equity
Final 2007—proposed 48.00c per Ordinary Share (2006: 38.50c; 2005: 27.75c)	260	209	149

Reconciliation to Consolidated Statements of Cash Flows
Dividends to shareholders	318	222	185
Less: issue of shares in lieu of dividend (i)	(68)	(25)	(21)

Dividends paid to equity holders of the Company	250	197	164
Dividends paid by subsidiaries to minority interests (note 31)	5	12	9

Total dividends paid	255	209	173

(i)	In accordance with the scrip dividend scheme, shares to the value of €68 million (2006: €25 million; 2005: €21 million) were issued in lieu of dividends.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—EARNINGS PER ORDINARY SHARE

The computation of basic and diluted earnings per Ordinary Share is set out below:

	Year ended December 31
	2007		2006		2005
	€m		€m		€m
Numerator computations—basic and diluted earnings per Ordinary Share
Group income for the financial year	1,438		1,224		1,006
Income attributable to minority interest	(8)		(14)		(8)

Income attributable to equity holders of the Company	1,430		1,210		998
Preference dividends	—		—		—

Income attributable to ordinary equity holders of the Company	1,430		1,210		998

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year	544.3		539.4		534.3
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i)	4.8		4.7		4.4

Denominator for diluted earnings per Ordinary Share	549.1		544.1		538.7

Basic earnings per Ordinary Share	262.7	c	224.3	c	186.7	c

Diluted earnings per Ordinary Share	260.4	c	222.4	c	185.2	c

(i)	The issue of certain Ordinary Shares in respect of employee share options is contingent upon satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 Earnings per Share, these contingently issuable Ordinary Shares (totaling 14,652,429 at December 31, 2007, 16,514,892 at December 31, 2006 and 14,314,762 at December 31, 2005) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period. Vesting of shares awarded under the Performance Share Plan is also contingent upon satisfaction of specified performance conditions and these shares have also been excluded from the computation of diluted earnings.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and machinery	Transport	Assets in course of construction	Total
	€m	€m	€m	€m	€m
December 31, 2007
At January 1, net of accumulated depreciation	3,857	3,010	311	302	7,480
Translation adjustment	(233)	(193)	(24)	(18)	(468)
Reclassifications of assets in course of construction	19	177	9	(205)	—
Additions at cost	148	473	91	316	1,028
Arising on acquisition (note 33)	423	486	83	7	999
Disposals at net carrying amount	(38)	(29)	(7)	—	(74)
Depreciation charge for year	(146)	(508)	(85)	—	(739)

At December 31, net of accumulated depreciation	4,030	3,416	378	402	8,226

At December 31, 2007
Cost/deemed cost	4,963	6,303	731	402	12,399
Accumulated depreciation	(933)	(2,887)	(353)	—	(4,173)

Net carrying amount	4,030	3,416	378	402	8,226

The equivalent disclosure for the prior year is as follows:

December 31, 2006
At January 1, net of accumulated depreciation	3,679	2,599	257	289	6,824
Translation adjustment	(213)	(156)	(23)	(15)	(407)
Reclassifications of assets in course of construction	67	81	65	(213)	—
Additions at cost	92	428	87	225	832
Arising on acquisition (note 33)	414	633	21	16	1,084
Disposals at net carrying amount	(46)	(119)	(24)	—	(189)
Depreciation charge for year	(136)	(456)	(72)	—	(664)

At December 31, net of accumulated depreciation	3,857	3,010	311	302	7,480

At December 31, 2006
Cost/deemed cost	4,689	5,675	656	302	11,322
Accumulated depreciation	(832)	(2,665)	(345)	—	(3,842)

Net carrying amount	3,857	3,010	311	302	7,480

The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,690 million at the balance sheet date (2006: €1,793 million).

Borrowing costs capitalized during the financial year amounted to €3 million (2006: nil). The capitalization rate employed was 5.5%.

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

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of land and buildings assets held at deemed cost and at cost is as follows:

	2007	2006
	€m	€m
At deemed cost as at December 31, 1980	55	56
At cost post December 31, 1980	4,908	4,633

Total	4,963	4,689

Assets held under finance leases

The net carrying amount and the depreciation charge during the year in respect of assets held under finance leases, and capitalized in property, plant and equipment, are as follows:

	2007	2006
	€m	€m
Cost	101	88
Accumulated depreciation	(38)	(23)

Net carrying amount	63	65

Depreciation charge for year	11	6

Future purchase commitments for property, plant and equipment
Contracted for but not provided in the financial statements	612	340

Authorized by the Directors but not contracted for	466	286

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS

		Other intangible assets
	Goodwill	Marketing- related	Customer- related	Contract- based	Total
	€m	€m	€m	€m	€m
December 31, 2007
At January 1, net of accumulated impairment losses and amortization	2,841	17	97	11	2,966
Translation adjustment	(166)	(1)	(10)	(1)	(178)
Arising on acquisition (note 33)	807	6	117	9	939
Amortization charge for year (i)	—	(4)	(29)	(2)	(35)

At December 31, net of accumulated impairment losses and amortization	3,482	18	175	17	3,692

At December 31, 2007
Cost	3,532	27	230	21	3,810
Accumulated impairment losses and amortization	(50)	(9)	(55)	(4)	(118)

Net carrying amount	3,482	18	175	17	3,692

The equivalent disclosure for the prior year is as follows:

December 31, 2006
At January 1, net of accumulated amortization	2,194	8	46	4	2,252
Translation adjustment	(121)	—	(6)	—	(127)
Arising on acquisition (note 33)	818	12	78	8	916
Impairment loss	(50)	—	—	—	(50)
Amortization charge for year (i)	—	(3)	(21)	(1)	(25)

At December 31, net of accumulated impairment losses and amortization	2,841	17	97	11	2,966

At December 31, 2006
Cost	2,891	23	126	12	3,052
Accumulated impairment losses and amortization	(50)	(6)	(29)	(1)	(86)

Net carrying amount	2,841	17	97	11	2,966

(i)	Goodwill is not subject to amortization under IFRS. The useful lives of all other intangible assets are finite and, in general, range from one to ten years dependent on the nature of the asset.

As noted below, a goodwill impairment loss of €50 million was recognized in 2006 (2007: nil). No impairment losses have been recognized in respect of other intangible assets.

Due to the asset-intensive nature of operations in the Materials business segment (and the fact that goodwill arising on transactions in this segment is typically relatively small), no significant intangible assets are recognized on business combinations in this segment. Business combinations in the Group’s Products and Distribution segments, wherein the majority of goodwill arises, do not exhibit the same level of asset intensity and hence give rise to the recognition of intangible assets.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS (continued)

Goodwill

The goodwill balances disclosed above include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in investments in associates in the Consolidated Balance Sheets (see note 15).

The net book value of goodwill capitalized under previous GAAP (Irish GAAP) as at the transition date to IFRS (January 1, 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalized at cost.

Impairment testing

Goodwill is subject to impairment testing on an annual basis.

No impairment losses were recognized by the Group in 2007 or 2005.

Testing in 2006 identified an impairment in respect of the Group’s 45% share of goodwill in Cementbouw bv, a joint venture which was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. An impairment loss of €50 million was recognized in the Consolidated Statements of Income for the 2006 financial year and included in the segment result for Europe Products in that year (note 1). During 2007, the Group acquired the remaining 55% of Cementbouw bv (see note 33).

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

Cash-generating units
Europe Materials	7
Europe Products	5
Europe Distribution	1
Americas Materials	5
Americas Products	5
Americas Distribution	1

Total cash-generating units	24

Impairment testing methodology and results

The recoverable amount of each of the 24 cash-generating units is determined based on a value-in-use computation. The cash flow forecasts employed for the value-in-use computation are extracted from a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—INTANGIBLE ASSETS (continued)

exclude incremental income and other cash flows stemming from future acquisition activity. The five-year cash flows obtained from this document are projected forward for an additional five years using the lower of historical compound annual growth and anticipated inflation as the relevant general growth factor. A 20-year annuity-based terminal value is calculated using the average of the last five years’ cash flows adjusted to take account of cumulative inflation to year 10 (being the end of the projection period); the terminal value specifically excludes any underlying growth assumption. The recoverable amount stemming from this exercise represents the present value of the future cash flows, including the terminal value, discounted at a before-tax weighted average cost of capital appropriate to the cash-generating unit being assessed for impairment; the before-tax discount rates range from 7.4% to 10.7% (2006: 7.4% to 10.6%; 2005: 7.4% to 10.8%). The average before-tax discount rate represents a premium of circa 0.5 percentage points on the Group’s estimated before-tax weighted average cost of capital.

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

Additional disclosures—significant goodwill amounts

The goodwill allocated to each of the 24 cash-generating units accounts for between 10% and 20% of the total carrying amount of €3,482 million (2006: €2,841 million) in the case of Europe Distribution (within the Europe Products & Distribution Division) and less than 10% of the total carrying amount in all other cases. The additional disclosures required under IAS 36 Impairment of Assets in relation to significant goodwill amounts arising in Europe Distribution are as follows:

	2007	2006

Carrying amount of goodwill allocated to the cash-generating unit	€342m	€334m
Carrying amount of indefinite-lived intangible assets allocated to the cash-generating unit	Nil	Nil
Basis on which the recoverable amount of the cash-generating unit has been assessed	Value-in-use	Value-in-use
Discount rate applied to the cash flow projections (real before-tax)	9.3%	9.4%
Excess of value-in-use over carrying amount	€593m	€395m

The key assumptions used for the value-in-use computation for this cash-generating unit were in line with those addressed above. The values applied to each of the key assumptions were derived from a combination of internal and external factors based on historical experience and took into account the stability of cash flows typically associated with this business.

The cash flows for the cash-generating unit were projected in line with the methodology disclosed above with the cash flows arising after the five-year period in the strategic plan document being projected forward for an additional five years using inflation as the relevant growth factor.

Given the magnitude of the excess of value-in-use over carrying amount, and the reasonableness of the key assumptions employed, no further disclosures relating to sensitivity of the value-in-use computations were required.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—FINANCIAL ASSETS

	Investment in associates
	Share of net assets	Goodwill	Loans	Total	Other (i)	Total financial assets
	€m	€m	€m	€m	€m	€m
December 31, 2007
At January 1	444	107	3	554	97	651
Translation adjustment	(1)	(2)	—	(3)	(1)	(4)
Arising on acquisition (note 33)	(3)	—	1	(2)	(42)	(44)
Investments and advances	—	—	—	—	40	40
Disposals	(9)	—	—	(9)	(16)	(25)
Retained income less dividends paid	34	—	—	34	—	34

At December 31	465	105	4	574	78	652

The equivalent disclosure for the prior year is as follows:

December 31, 2006
At January 1	416	109	3	528	107	635
Translation adjustment	(4)	(2)	—	(6)	(1)	(7)
Arising on acquisition (note 33)	1	—	—	1	—	1
Investments and advances	6	—	1	7	13	20
Disposals	—	—	(1)	(1)	(22)	(23)
Retained income less dividends paid	25	—	—	25	—	25

At December 31	444	107	3	554	97	651

The investment in associates (including goodwill and loans payable) is analyzed as follows:

	2007	2006
	€m	€m
Non-current assets	617	600
Current assets	378	322
Non-current liabilities	(225)	(205)
Current liabilities	(196)	(163)

Net assets	574	554

The Group holds a 21.66% stake (2006: 21.66%) in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment as at the balance sheet date amounted to €70 million (2006: €60 million).

(i)	Other financial assets comprise trade investments carried at historical cost together with quoted investments at fair value and loans extended by the Group to joint ventures (which are treated as loans and receivables under IAS 39 Financial Instruments: Recognition and Measurement and are included within financial assets at historical cost). The balance as at December 31, 2007 comprises €15 million in respect of trade and quoted investments and €63 million in respect of loans to joint ventures (2006: €14 million and €83 million respectively).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SALE OF INVESTMENTS AND PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31
	2007	2006	2005
	€m	€m	€m
Investments and property, plant and equipment sold at net carrying amount:
—property, plant and equipment (note 13)	74	189	73
—intangible assets (note 14)	—	—	1
—financial assets (note 15)	25	23	9

Total	99	212	83
Gain on sale of investments and property, plant and equipment	57	40	20

Proceeds from sale of investments and property, plant and equipment—Consolidated Statements of Cash Flows	156	252	103

NOTE 17—INVENTORIES

	2007	2006
	€m	€m
Raw materials	617	624
Work-in-progress (i)	116	73
Finished goods	1,493	1,339

Total inventories at the lower of cost and net realizable value	2,226	2,036

(i)	Work-in-progress includes €15 million (2006: €17 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

Write-downs of inventories recognized as an expense within cost of sales amounted to €20 million (2006: €24 million; 2005: €17 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

NOTE 18—ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2007	2006
	€m	€m
All current
Trade receivables	2,166	2,220
Amounts receivable in respect of construction contracts (i)	480	429
Other receivables (ii)	386	340
Amounts receivable from associates	1	2
Prepayments and accrued income	166	181

Total	3,199	3,172

(i)	Unbilled revenue at the balance sheet date in respect of construction contracts amounted to €131 million (2006: €109 million).
(ii)	Retentions held by customers at the balance sheet date amounted to €97 million (2006: €105 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18—ACCOUNTS RECEIVABLE AND PREPAYMENTS (continued)

The aged analysis of trade receivables and amounts receivable in respect of construction contracts split between amounts that were neither past due nor impaired and amounts past due but not impaired at December 31, 2007 and December 31, 2006 was as follows:

	2007	2006
	€m	€m
Neither past due nor impaired:
Receivable within 3 months of the balance sheet date	2,385	2,405
Past due but not impaired:
Receivable between 3 and 6 months of the balance sheet date	183	190
Receivable between 6 and 9 months of the balance sheet date	31	23
Receivable between 9 and 12 months of the balance sheet date	47	31

Total	2,646	2,649

Trade receivables and amounts receivable in respect of construction contract activity, are in general receivable within 90 days of the balance sheet date, are unsecured and are not interest-bearing. The figures disclosed above are stated net of provisions for impairment. The movements in the provision for impairment of receivables are as follows:

	€m	€m
At January 1	113	107
Translation adjustment	(5)	(5)
Arising during the year	61	43
Written-off during year	(32)	(27)
Recovered during year	(8)	(5)

At December 31	129	113

The balances shown exclude provisions relating to trade receivables arising on acquisition during the year. A general discussion of the terms and conditions applicable to related party receivables is provided in note 34 to the Consolidated Financial Statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
	€m	€m
Current
Trade payables	1,475	1,399
Irish employment-related taxes	5	5
Other employment-related taxes	70	51
Value added tax	93	92
Deferred and contingent acquisition consideration	49	110
Other payables (i)	441	383
Accruals and deferred income	801	719
Amounts payable to associates	22	29

Subtotal—current	2,956	2,788

Non-current
Other payables	33	24
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:
—between one and two years	42	29
—between two and five years	36	63
—after five years	30	44

Subtotal—non-current	141	160

Total	3,097	2,948

(i)	Billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon amounted to €216 million at the balance sheet date (2006: €188 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—MOVEMENT IN WORKING CAPITAL

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
December 31, 2007
At January 1	2,036	3,172	(2,948)	2,260
Translation adjustment	(110)	(149)	160	(99)
Arising on acquisition (note 33)	263	411	(313)	361
Deferred and contingent acquisition consideration:
—arising on acquisition (note 33)	—	—	(31)	(31)
—paid during the year	—	—	107	107
Interest accruals	—	(1)	(8)	(9)
Increase/(decrease) in working capital	37	(234)	(64)	(261)

At December 31	2,226	3,199	(3,097)	2,328

The equivalent disclosures for the prior years are as follows:

December 31, 2006
At January 1	1,723	2,476	(2,443)	1,756
Translation adjustment	(101)	(138)	125	(114)
Arising on acquisition (note 33)	363	615	(438)	540
Deferred and contingent acquisition consideration:
—arising on acquisition (note 33)	—	—	(98)	(98)
—paid during the year	—	—	74	74
Interest accruals	—	4	(39)	(35)
Reclassifications	—	—	5	5
Increase/(decrease) in working capital	51	215	(134)	132

At December 31	2,036	3,172	(2,948)	2,260

December 31, 2005
At January 1	1,309	1,973	(1,864)	1,418
Translation adjustment	101	145	(151)	95
Arising on acquisition (note 33)	190	247	(228)	209
Deferred and contingent acquisition consideration:
—arising on acquisition (note 33)	—	—	(123)	(123)
—paid during the year	—	—	45	45
Interest accruals	—	1	(21)	(20)
Reclassifications	—	—	(17)	(17)
Increase/(decrease) in working capital	123	110	(84)	149

At December 31	1,723	2,476	(2,443)	1,756

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—LIQUID INVESTMENTS AND CASH AND CASH EQUIVALENTS

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly, the related balances have been separately reported in the Consolidated Balance Sheets and have been categorized as either “held for trading” or “loans and receivables” in accordance with IAS 39 Financial Instruments: Recognition and Measurement in the table below. The credit risk attaching to these items is documented in note 23.

	2007	2006
	€m	€m
Held for trading (fair value through profit and loss)	316	366
Loans and receivables	2	4

Total	318	370

Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Where investments are categorized as cash equivalents, the related balances have a maturity of three months or less from the date of investment. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheets.

Cash and cash equivalents are reported at fair value and are analyzed as follows:

	2007	2006
	€m	€m
Cash at bank and in hand	592	719
Investments (short-term deposits)	414	383

Included in Consolidated Balance Sheets and Consolidated Statements of Cash Flows	1,006	1,102

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—INTEREST-BEARING LOANS AND BORROWINGS

	2007	2006
	€m	€m
Bank loans and overdrafts:
—unsecured	2,487	1,549
—secured*	63	40
Other term loans:
—unsecured	3,664	4,034
—secured*	42	35
Group share of joint ventures’ interest-bearing loans and borrowings (non-current and current)	242	300

Interest-bearing loans and borrowings (non-current and current)	6,498	5,958

Included in current liabilities in the Consolidated Balance Sheets:
—loans repayable within one year	(386)	(449)
—bank overdrafts	(184)	(196)

Current interest-bearing loans and borrowings	(570)	(645)

Non-current interest-bearing loans and borrowings	5,928	5,313

*	Secured on specific property, plant and equipment

Repayment schedule
Within one year	570	645
Between one and two years	2,235	240
Between two and three years	247	1,201
Between three and four years	721	228
Between four and five years	892	762
After five years	1,833	2,882

	6,498	5,958

Instalment payments
Loans fully repayable within five years:
—not by instalments	4,432	2,846
—by instalments	191	202

Subtotal	4,623	3,048

Loans fully repayable in more than five years:
—not by instalments	1,797	2,862
—by instalments**	78	48

Subtotal	1,875	2,910

Interest-bearing loans and borrowings (non-current and current)	6,498	5,958

**	€36 million (2006: €20 million) falls due for repayment after five years

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—INTEREST-BEARING LOANS AND BORROWINGS (continued)

Borrowing facilities

The Company manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Company for periods of up to five years from the date of inception. Various borrowing facilities are available to the Group. The undrawn committed facilities available as at December 31, 2007 and December 31, 2006, in respect of which all conditions precedent had been met, mature as follows:

	2007	2006
	€m	€m
Within one year	195	37
Between one and two years	1,282	77
Between two and five years	122	309
After five years	—	4

	1,599	427

Included in the figures above is an amount of €248 million in respect of the Group’s share of facilities available to joint ventures (2006: €137 million).

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €6,205 million in respect of loans, bank advances, derivative obligations and future lease obligations (2006: €5,536 million), €6 million in respect of deferred and contingent acquisition consideration (2006: €11 million), €284 million in respect of letters of credit (2006: €205 million) and €50 million in respect of other obligations (2006: €14 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and of Concrete Building Systems Limited and the Oldcastle Finance Company general partnership in the Republic of Ireland for the financial year ended December 31, 2007 and, as a result, such subsidiary undertakings and the general partnership have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Lender covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain its consolidated EBITDA/net interest cover (excluding share of joint ventures) at no lower than 4.5 times for twelve-month periods ending June 30, and December 31. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus altering the maturity profile of the Group’s debt and the Group’s liquidity.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of derivative financial instruments are analyzed by year of maturity and by accounting designation as follows:

	Total	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	After 5 years
	€m	€m	€m	€m	€m	€m	€m
December 31, 2007
Assets
Fair value hedges	122	—	—	—	14	54	54
Cash flow hedges	9	7	2	—	—	—	—
Not designated as hedges	2	2	—	—	—	—	—

	133	9	2	—	14	54	54

Analyzed as:
Non-current assets	124
Current assets	9

Total	133

Liabilities
Fair value hedges	(67)	(25)	(42)	—	—	—	—
Cash flow hedges	(1)	(1)	—	—	—	—	—
Net investment hedges	(50)	(40)	—	—	—	—	(10)
Not designated as hedges	(4)	(4)	—	—	—	—	—

	(122)	(70)	(42)	—	—	—	(10)

Analyzed as:
Non-current liabilities	(52)
Current liabilities	(70)

Total	(122)

Net asset arising on derivative financial instruments	11

The equivalent disclosure for the prior year is as follows:

December 31, 2006
Assets
Fair value hedges	71	—	—	—	7	8	56
Cash flow hedges	4	1	2	1	—	—	—
Net investment hedges	3	3	—	—	—	—	—
Not designated as hedges	1	1	—	—	—	—	—

	79	5	2	1	7	8	56

Analyzed as:
Non-current assets	74
Current assets	5

Total	79

Liabilities
Fair value hedges	(37)	(6)	(7)	(10)	—	—	(14)
Cash flow hedges	(4)	(2)	(1)	(1)	—	—	—
Net investment hedges	(40)	(26)	(14)	—	—	—	—
Not designated as hedges	(4)	(4)	—	—	—	—	—

	(85)	(38)	(22)	(11)	—	—	(14)

Analyzed as:
Non-current liabilities	(47)
Current liabilities	(38)

Total	(85)

Net liability arising on derivative financial instruments	(6)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate and foreign exchange rate movements. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, fair value hedges and the related hedged items are recorded at fair value through Consolidated Statements of Income.

Cash flow hedges consist of forward foreign exchange and commodity contracts and interest rate swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates, commodity prices and interest rates. Cash flow hedges are expected to affect income and loss in periods closely matching the maturities shown above.

Net investment hedges consist of currency swaps and hedge changes in the value of net investments due to currency movements.

The income/(loss) impact of fair value, cash flow and net investment hedges on the Consolidated Statements of Income is shown below:

	2007	2006
	€m	€m
Cash flow hedges—ineffectiveness	—	1
Fair value hedges—income and loss	91	(42)
Fair value of the hedged item—income and loss	(92)	42
Net investment hedges—ineffectiveness	1	(2)

Capital management

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support the continued organic and acquisitive growth of its business and to maximize shareholder value through optimization of the debt and equity balance.

The Board periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Group manages and if necessary adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group’s capital structure in terms of the relative proportions of debt and equity are approved by the Board. The Group is committed to optimizing the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. During the course of 2006, a decision was taken to implement a phased reduction in dividend cover with the objective of achieving dividend cover of 3.5 times for the 2008 financial year; dividend cover for the 2007 financial year amounted to 3.9 times (2006: 4.3 times). In addition, as part of the Board’s capital management strategy, a share buyback programme was initiated subsequent to the balance sheet date in January 2008.

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarized as follows:

	2007	2006
	€m	€m
Capital and reserves attributable to the Company’s equity holders	7,954	7,063
Net debt (note 24)	5,163	4,492

Capital and net debt	13,117	11,555

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents, short-dated liquid investments and finance leases are used to finance the Group’s operations; accounts receivable and accounts payable arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

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

Given its presence in 32 countries worldwide, the principal foreign exchange risk is translation-related arising from fluctuations in the euro value of the Group’s net investment in currencies other than the euro. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, partially to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS (continued)

financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment grade ratings—generally counterparties have ratings of A2/A from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

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

The tables below show the projected undiscounted total cash outflows (principal and interest) arising from the Group’s gross debt, accounts payable and accrued liabilities and derivatives. The tables also include the gross cash inflows projected to arise from derivatives. These projections are based on the interest and foreign exchange rates applying at the end of the relevant year.

	Within 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total
	€m	€m	€m	€m	€m
December 31, 2007
Financial liability cash outflows
Accounts payable and accrued liabilities	2,956	78	43	39	3,116
Finance leases	14	5	6	5	30
Interest-bearing loans and borrowings	556	2,230	1,786	1,773	6,345
Interest payments on finance leases	2	1	2	1	6
Interest payments on interest-bearing loans and borrowings	350	282	530	512	1,674
Interest rate swaps—net cash outflows	3	3	8	3	17
Cross-currency swaps—gross cash outflows	1,135	370	54	405	1,964
Other derivatives	3	—	—	—	3

Gross projected cash outflows	5,019	2,969	2,429	2,738	13,155

Derivatives—cash inflows
Interest rate swaps—net cash inflows	(13)	(12)	(28)	(14)	(67)
Cross-currency swaps—gross cash inflows	(1,070)	(330)	(61)	(397)	(1,858)
Other derivatives	(7)	(2)	—	—	(9)

Gross derivative cash inflows	(1,090)	(344)	(89)	(411)	(1,934)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The equivalent disclosure for the prior year is as follows:

	Within 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total
	€m	€m	€m	€m	€m
December 31, 2006
Financial liability cash outflows
Accounts payable and accrued liabilities	2,788	55	75	58	2,976
Finance leases	17	17	13	7	54
Interest-bearing loans and borrowings	628	223	2,178	2,875	5,904
Interest payments on finance leases	3	2	4	1	10
Interest payments on interest-bearing loans and borrowings	326	308	715	709	2,058
Interest rate swaps—net cash outflows	5	5	15	9	34
Cross-currency swaps—gross cash outflows	1,187	386	350	—	1,923
Other derivatives	6	1	1	—	8

Gross projected cash outflows	4,960	997	3,351	3,659	12,967

Derivatives—cash inflows
Interest rate swaps—net cash inflows	(10)	(10)	(27)	(10)	(57)
Cross-currency swaps—gross cash inflows	(1,179)	(371)	(339)	—	(1,889)
Other derivatives	(1)	(1)	—	—	(2)

Gross derivative cash inflows	(1,190)	(382)	(366)	(10)	(1,948)

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with the fair value of derivatives used to hedge future energy costs being €7 million favorable as at the balance sheet date (2006: €4 million unfavorable).

NOTE 24—ANALYSIS OF NET DEBT

Components of and reconciliation of opening to closing net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and current and non-current interest-bearing loans and borrowings.

	Year ended December 31, 2007
	At January 1	Cash flow	Acquisitions	Mark-to- market	Translation adjustment	At December 31 Book value	At December 31 Fair value (i)
	€m	€m	€m	€m	€m	€m	€m
Cash and cash equivalents (note 21)	1,102	(144)	83	—	(35)	1,006	1,006
Liquid investments (note 21)	370	(29)	—	—	(23)	318	318
Interest-bearing loans and borrowings (note 22)	(5,958)	(703)	(222)	(92)	477	(6,498)	(6,363)
Derivative financial instruments (net) (note 23)	(6)	113	—	86	(182)	11	11

Group net debt (including share of non-recourse debt in joint ventures)	(4,492)	(763)	(139)	(6)	237	(5,163)	(5,028)

Group net debt excluding proportionately consolidated joint ventures	(4,244)	(762)	(221)	(6)	234	(4,999)	(4,864)

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

The equivalent disclosure for the prior year is as follows:

	Year ended December 31, 2006
	At January 1	Cash flow	Acquisitions	Mark-to- market	Translation adjustment	At December 31 Book value	At December 31 Fair value (i)
	€m	€m	€m	€m	€m	€m	€m
Cash and cash equivalents (note 21)	1,149	(81)	69	—	(35)	1,102	1,102
Liquid investments (note 21)	342	35	—	—	(7)	370	370
Interest-bearing loans and borrowings (note 22)	(5,107)	(1,042)	(239)	42	388	(5,958)	(6,017)
Derivative financial instruments (net) (note 23)	167	29	—	(43)	(159)	(6)	(6)

Group net debt (including share of non-recourse debt in joint ventures)	(3,449)	(1,059)	(170)	(1)	187	(4,492)	(4,551)

Group net debt excluding proportionately consolidated joint ventures	(3,177)	(1,081)	(171)	(2)	187	(4,244)	(4,303)

(i)	The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments. The carrying value of derivatives is fair value based on discounted future cash flows at current market foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

Interest rate and currency profile

The interest rate and currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at December 31, 2007 is as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	354	323	56	72	201	1,006
Liquid investments—floating rate	100	105	112	1	—	318
Interest-bearing loans and borrowings—fixed rate	(50)	(3,448)	(7)	(22)	(4)	(3,531)
Interest-bearing loans and borrowings—floating rate	(1,207)	(879)	(398)	(280)	(203)	(2,967)

Net debt by major currency excluding derivative financial instruments	(803)	(3,899)	(237)	(229)	(6)	(5,174)
Derivative financial instruments (including mark-to-market)	(1,152)	1,475	168	(208)	(272)	11

Net debt by major currency including derivative financial instruments	(1,955)	(2,424)	(69)	(437)	(278)	(5,163)
Non-debt assets and liabilities analyzed as follows:
Non-current assets	4,526	5,976	497	691	1,216	12,906
Current assets	2,102	2,247	312	346	418	5,425
Non-current liabilities	(432)	(1,037)	(136)	(96)	(106)	(1,807)
Current liabilities	(1,404)	(1,320)	(232)	(162)	(223)	(3,341)
Minority interest	(47)	(2)	—	(6)	(11)	(66)

Capital and reserves attributable to the Company’s equity holders	2,790	3,440	372	336	1,016	7,954

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

Interest-bearing loans and borrowings—fixed rate

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at December 31, 2007 are as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Interest-bearing loans and borrowings—fixed rate as above (ii)	(50)	(3,448)	(7)	(22)	(4)	(3,531)
Impact of derivative financial instruments on fixed rate debt	(892)	2,174	(21)	—	(80)	1,181

Net fixed rate interest-bearing loans and borrowings	(942)	(1,274)	(28)	(22)	(84)	(2,350)

Weighted average fixed interest rates	4.1%	6.7%	4.9%	3.4%	5.5%	5.6%
Weighted average fixed periods—years	3.1	6.3	0.9	0.8	0.8	4.8

Gross debt by major currency—analysis of effective interest rates
—interest rates excluding derivative financial instruments	4.9%	6.3%	6.7%	2.9%	5.4%	5.8%
—gross debt excluding derivative financial instruments	(1,257)	(4,327)	(405)	(302)	(207)	(6,498)
—interest rates including derivative financial instruments	4.6%	6.5%	7.0%	2.9%	5.4%	5.4%
—gross debt including derivative financial instruments	(2,409)	(2,852)	(237)	(510)	(479)	(6,487)

Note (ii) appears on page F-62.

The corresponding interest rate and currency profile of the Group’s net debt and net worth) as at December 31, 2006 is as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	484	324	48	105	141	1,102
Liquid investments—floating rate	92	95	183	—	—	370
Interest-bearing loans and borrowings—fixed rate	(206)	(3,875)	(17)	(9)	(3)	(4,110)
Interest-bearing loans and borrowings—floating rate	(1,011)	(271)	(406)	(9)	(151)	(1,848)

Net (debt)/cash by major currency excluding derivative financial instruments	(641)	(3,727)	(192)	87	(13)	(4,486)
Derivative financial instruments (including mark-to-market)	(1,127)	1,438	172	(260)	(229)	(6)

Net debt by major currency including derivative financial instruments	(1,768)	(2,289)	(20)	(173)	(242)	(4,492)
Non-debt assets and liabilities analyzed as follows:
Non-current assets	4,209	5,682	534	376	785	11,586
Current assets	1,932	2,528	266	175	307	5,208
Non-current liabilities	(405)	(1,220)	(290)	(78)	(60)	(2,053)
Current liabilities	(1,293)	(1,378)	(211)	(91)	(172)	(3,145)
Minority interest	(22)	(5)	—	(8)	(6)	(41)

Capital and reserves attributable to the Company’s equity holders	2,653	3,318	279	201	612	7,063

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—ANALYSIS OF NET DEBT (continued)

Interest-bearing loans and borrowings—fixed rate

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at December 31, 2006 are as follows:

	euro	U.S. Dollar	Pound Sterling	Swiss Franc	Other	Total
	€m	€m	€m	€m	€m	€m
Interest-bearing loans and borrowings - fixed rate as above (ii)	(206)	(3,875)	(17)	(9)	(3)	(4,110)
Impact of derivative financial instruments on fixed rate debt	(629)	2,603	(23)	(32)	(76)	1,843

Net fixed rate interest-bearing loans and borrowings	(835)	(1,272)	(40)	(41)	(79)	(2,267)

Weighted average fixed interest rates	3.5%	6.9%	5.0%	1.7%	5.3%	5.5%
Weighted average fixed periods—years	2.4	7.4	1.5	1.2	1.8	5.1

Gross debt by major currency—analysis of effective interest rates
—interest rates excluding derivative financial instruments	3.8%	6.5%	5.5%	3.5%	5.1%	5.8%
—gross debt excluding derivative financial instruments	(1,217)	(4,146)	(423)	(18)	(154)	(5,958)
—interest rates including derivative financial instruments	3.7%	6.9%	5.6%	2.1%	5.0%	5.2%
—gross debt including derivative financial instruments	(2,344)	(2,708)	(251)	(278)	(383)	(5,964)

(ii)	Of the Group’s gross fixed rate debt at December 31 2007, €2,176 million (2006: €2,659 million) has been hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, hedged fixed rate debt is recorded at amortized cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are taken through the Consolidated Statements of Income. The balance of gross fixed rate debt of €1,355 million (2006: €1,451 million) are financial liabilities measured at amortized cost in accordance with IAS 39.

Based on the level and composition of year-end net debt, a change in average interest rates of one per cent per annum would change the interest charge, before tax, by €28 million per annum (2006: €22 million).

A change in the value of other currencies by 10% against the euro would change the Group’s net worth by €516 million and change the Group’s year-end net debt by €320 million (2006: €441 million and €272 million respectively).

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (U.S.$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Gains and losses arising on the re-translation of net worth are dealt with in the Consolidated Statements of Recognized Income and Expense. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognized in the Consolidated Statements of Income and are disclosed in note 4. As at December 31, 2007 and 2006, these exposures were not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—PROVISIONS FOR LIABILITIES

Net present cost
	At January 1	Translation adjustment	Arising on acquisition	Provided during year	Utilized during year	Reversed unused	Reclass- ifications*	Discount unwinding	At December 31
	€m	€m	€m	€m	€m	€m	€m	€m	€m
December 31, 2007
Insurance (i)	233	(20)	1	83	(99)	—	—	11	209
Guarantees and warranties (ii)	25	(1)	1	6	(7)	(2)	—	1	23
Rationalization and redundancy (iii)	23	—	1	19	(29)	(2)	—	1	13
Environment and remediation (iv)	73	(3)	1	11	(18)	(2)	—	2	64
Other	107	(2)	(18)	15	(21)	(3)	—	2	80

Total	461	(26)	(14)	134	(174)	(9)	—	17	389

Analyzed as:
Non-current liabilities	320								248
Current liabilities	141								141

Total	461								389

The equivalent disclosure for the prior year is as follows:

December 31, 2006
Insurance (i)	147	(14)	75	104	(92)	(1)	2	12	233
Guarantees and warranties (ii)	31	(1)	1	6	(9)	(2)	(2)	1	25
Rationalization and redundancy (iii)	16	—	4	15	(12)	(2)	1	1	23
Environment and remediation (iv)	79	(3)	7	6	(17)	(3)	2	2	73
Other	60	(1)	25	52	(34)	—	2	3	107

Total	333	(19)	112	183	(164)	(8)	5	19	461

Analyzed as:
Non-current liabilities	223								320
Current liabilities	110								141

Total	333								461

*	Reclassifications (to)/from payables.
Footnotes (i) to (iv) appear on page F-64.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—PROVISIONS FOR LIABILITIES (continued)

(i)	Insurance

This provision relates to workers’ compensation (employers’ liability) and third-party liabilities or claims covered under the Group’s self-insurance schemes. Reflecting the operation of these self-insurance schemes, a substantial portion of the total provision relates to claims which are classified as incurred but not reported in respect of which the Group will bear an excess which will not be recoverable from insurers. In addition, due to the extended timeframe which is typically involved in such claims, a significant component of the total provision is subject to actuarial valuation. Where actuarial valuation is either inappropriate or impractical, other external assessments are made.

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

This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 26—DEFERRED INCOME TAX

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognized are analyzed as follows:

	2007	2006
	€m	€m
Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations	38	88
Revaluation of derivative financial instruments to fair value	1	—
Employee share options	21	56
Other deductible temporary differences (i)	276	345

Total	336	489

(i)	These items relate principally to deferred tax assets arising on deferred and contingent acquisition consideration and provisions for liabilities.

Deferred income tax assets have been recognized in respect of all deductible temporary differences.

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition	1,280	1,268
Surpluses on Group defined benefit pension obligations	5	3
Revaluation of derivative financial instruments to fair value	2	1
Rolled-over capital gains	25	29

Total	1,312	1,301

Movement in net deferred income tax liability
At January 1	812	718
Translation adjustment	(67)	(63)
Net charge for the year (note 10)	40	50
Arising on acquisition (note 33)	104	92
Movement in deferred tax asset on Group defined benefit pension obligations	46	42
Movement in deferred tax asset on share-based payments	39	(27)
Movement in deferred tax liability on cash flow hedges	2	—

At December 31	976	812

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee administered funds.

At the year-end, €49 million (2006: €52 million) was included in other payables in respect of defined contribution pension liabilities.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Portugal (49% joint venture) have been aggregated into a “Eurozone” category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group’s share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands, Portugal and the United States and three schemes in Germany.

In addition to the aforementioned defined benefit pension schemes, provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and in Portugal and for long-term service commitments in respect of certain employees in the Eurozone and Switzerland. These obligations are unfunded in nature and the required disclosures are set out below.

In all cases, the projected unit credit method has been employed in determining the present value of the obligations arising, the related current service cost and, where applicable, past service cost.

The cumulative actuarial gains and losses attributable to the Group’s defined benefit pension scheme obligations at January 1, 2004 (the date of transition to IFRS) were recognized in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognized via the Consolidated Statements of Recognized Income and Expense.

Actuarial valuations—funding requirements

The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies—current unit, projected unit and aggregate cost. The actuarial valuations range from January 2005 to December 2007.

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

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at December 31, 2007, December 31, 2006 and December 31, 2005 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%	%	%	%
Rate of increase in:
—salaries	4.25	4.00	4.00	4.00	4.50	4.50	2.25	2.25	2.25	4.50	4.50	4.50
—pensions in payment	2.25	2.00	2.00	3.25	3.00	3.00	1.00	1.50	1.50	—	—	—
Inflation	2.25	2.00	2.00	3.00	2.75	2.50	1.50	1.50	1.50	2.50	2.50	2.50
Discount rate	5.50	4.75	4.25	5.75	5.00	4.75	3.50	2.75	2.75	6.25	5.75	5.75
Medical cost trend rate	5.25	5.25	5.25	n/a	n/a	n/a	n/a	n/a	n/a	11.00	11.00	10.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represent actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances.

Scheme assets

The long-term rates of return expected at December 31, 2007, December 31, 2006 and December 31, 2005 determined in conjunction with the Group’s actuaries and analyzed by class of investment, are as follows:

Equities	8.00	7.50	7.50	8.00	7.75	7.50	6.50	6.00	6.00	8.00	8.25	8.25
Bonds	4.50	4.00	3.50	4.50	4.25	4.00	3.25	2.75	2.75	6.00	5.75	5.75
Property	7.00	7.00	7.00	7.00	7.00	7.00	4.50	4.00	4.00	7.00	7.00	7.00
Other	4.00	3.50	3.00	5.50	5.00	3.50	2.50	2.50	2.50	4.25	5.25	3.00

(a) Impact on Consolidated Statements of Income

The total expense charged to the Consolidated Statements of Income in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2007	2006	2005
	€m	€m	€m
Total defined contribution pension expense	147	117	99

Defined benefit
Pension schemes (funded and unfunded)	46	23	57
Post-retirement healthcare schemes (unfunded)	—	2	1
Long-term service commitments (unfunded)	1	(2)	6

Total defined benefit expense	47	23	64

Total expense in Consolidated Statements of Income	194	140	163

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analyzed as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Charged in arriving at Group Operating Income
Current service cost	19	33	35	19	18	16	16	11	11	6	8	6	60	70	68
Past service cost: benefit enhancements	1	3	1	—	—	—	1	—	—	—	—	—	2	3	1
Deconsolidation of defined benefit pension schemes (i)	—	(38)	—	—	—	—	—	—	—	—	—	—	—	(38)	—

Subtotal	20	(2)	36	19	18	16	17	11	11	6	8	6	62	35	69

Included in finance revenue and finance costs respectively
Expected return on scheme assets	(50)	(55)	(51)	(31)	(27)	(23)	(16)	(13)	(10)	(10)	(10)	(10)	(107)	(105)	(94)
Interest cost on scheme liabilities	38	42	44	32	31	27	12	9	8	10	11	10	92	93	89

Subtotal	(12)	(13)	(7)	1	4	4	(4)	(4)	(2)	—	1	—	(15)	(12)	(5)

Net charge to Consolidated Statements of Income	8	(15)	29	20	22	20	13	7	9	6	9	6	47	23	64

Actual return on pension scheme assets	2	79	167	32	33	64	3	22	34	9	16	6	46	150	271

No reimbursement rights have been recognized as assets in accordance with IAS 19 Employee Benefits.

(i)	During 2006, in response to legislative changes implemented in the Netherlands, the Group reached agreement with its employees in the Netherlands on changes to certain pension arrangements which altered their basis under IFRS from defined benefit to defined contribution. This resulted in the elimination of certain defined benefit obligations from the Consolidated Balance Sheets with a resultant gain of €38 million which was reflected in arriving at Group operating income for the 2006 financial year.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

(b) Impact on Consolidated Balance Sheets

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at December 31, 2007 and December 31, 2006 is analyzed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Equities	455	499	290	299	128	108	89	91	962	997
Bonds	214	188	162	168	187	110	48	49	611	515
Property	81	80	18	4	83	78	—	—	182	162
Other	17	17	8	9	60	36	6	3	91	65

Bid value of assets	767	784	478	480	458	332	143	143	1,846	1,739
Actuarial value of liabilities (present value)	(793)	(818)	(526)	(662)	(439)	(328)	(173)	(193)	(1,931)	(2,001)
Asset limit adjustment	—	—	—	—	(10)	—	—	—	(10)	—

Recoverable (deficit)/surplus in schemes	(26)	(34)	(48)	(182)	9	4	(30)	(50)	(95)	(262)
Related deferred income tax asset/(liability) (note 26)	9	11	13	55	(2)	(1)	13	20	33	85

Net pension (liability)/asset	(17)	(23)	(35)	(127)	7	3	(17)	(30)	(62)	(177)

Analysis of liabilities—funded and unfunded
Funded
Defined benefit pension schemes	(751)	(783)	(526)	(662)	(434)	(326)	(162)	(181)	(1,873)	(1,952)
Unfunded
Defined benefit pension schemes	(26)	(20)	—	—	—	—	(4)	(4)	(30)	(24)

Total—defined benefit pension schemes	(777)	(803)	(526)	(662)	(434)	(326)	(166)	(185)	(1,903)	(1,976)
Post-retirement healthcare obligations (unfunded)	(8)	(8)	—	—	—	—	(7)	(8)	(15)	(16)
Long-term service commitments (unfunded)	(8)	(7)	—	—	(5)	(2)	—	—	(13)	(9)

Actuarial value of liabilities (present value)	(793)	(818)	(526)	(662)	(439)	(328)	(173)	(193)	(1,931)	(2,001)

Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	59.3	63.6	60.7	62.3	27.9	32.5	62.2	63.6	52.1	57.3
Bonds	27.9	24.0	33.9	35.0	40.8	33.1	33.6	34.3	33.1	29.6
Property	10.6	10.2	3.8	0.8	18.2	23.5	—	—	9.9	9.4
Other	2.2	2.2	1.6	1.9	13.1	10.9	4.2	2.1	4.9	3.7

Total	100	100	100	100	100	100	100	100	100	100

The asset values above include €7 million in respect of investment in Ordinary Shares of the Company as at December 31, 2007 (2006: €11 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of amount included in the Consolidated Statements of Recognized Income and Expense (SORIE)

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Actual return less expected return on scheme assets	(48)	24	116	1	6	41	(13)	9	24	(1)	6	(4)	(61)	45	177
Experience (loss)/gain arising on scheme liabilities (present value)	(13)	(19)	30	—	19	3	(9)	(4)	5	(3)	(2)	4	(25)	(6)	42
Assumptions gain arising on scheme liabilities (present value)	63	89	(177)	126	27	(105)	54	—	(23)	12	—	—	255	116	(305)
Asset limit adjustment	—	—	—	—	—	—	(10)	—	—	—	—	—	(10)	—	—

Actuarial gain recognized in SORIE	2	94	(31)	127	52	(61)	22	5	6	8	4	—	159	155	(86)

Actuarial gains and losses and percentages of scheme assets and liabilities
Actual return less expected return on scheme assets	(48)	24	116	1	6	41	(13)	9	24	(1)	6	(4)	(61)	45	177
% of scheme assets	(6.3%)	3.1%	12.4%	0.2%	1.3%	9.7%	(2.8%)	2.7%	8.6%	(0.7%)	4.2%	(2.1%)	(3.3%)	2.6%	10.0%

Experience (loss)/gain arising on scheme liabilities (present value)	(13)	(19)	30	—	19	3	(9)	(4)	5	(3)	(2)	4	(25)	(6)	42
% of scheme liabilities (present value)	1.6%	2.3%	(2.7%)	—	(2.9%)	(0.5%)	2.1%	1.2%	(2.0%)	1.7%	1.0%	(1.7%)	1.3%	0.3%	(1.9%)

Actuarial gain recognized in SORIE	2	94	(31)	127	52	(61)	22	5	6	8	4	—	159	155	(86)
% of scheme liabilities (present value)	(0.3%)	(11.5%)	2.9%	(24.1%)	(7.9%)	9.4%	(5.0%)	(1.5%)	(2.2%)	(4.6%)	(2.1%)	(0.3%)	(8.2%)	(7.7%)	3.9%

Following transition to IFRS on January 1, 2004, the cumulative actuarial gain recognized in the SORIE is as follows:

2007
€m
Recognized in 2004 financial year	(119)
Recognized in 2005 financial year	(86)
Recognized in 2006 financial year	155
Recognized in 2007 financial year	159

Cumulative actuarial gain recognized in SORIE	109

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Reconciliation of scheme assets (bid value)
At January 1	784	933	480	423	332	277	143	138	1,739	1,771
Movement in year
Translation adjustment	—	—	(43)	9	(9)	(11)	(15)	(15)	(67)	(17)
Arising on acquisition (note 33)	2	2	—	6	131	45	—	1	133	54
Employer contributions paid	15	27	21	20	12	8	14	11	62	66
Contributions paid by plan participants	4	7	5	5	8	6	—	—	17	18
Benefit payments	(40)	(34)	(17)	(16)	(19)	(15)	(8)	(8)	(84)	(73)
Actual return on scheme assets	2	79	32	33	3	22	9	16	46	150
Deconsolidation adjustment	—	(230)	—	—	—	—	—	—	—	(230)

Bid value of assets	767	784	478	480	458	332	143	143	1,846	1,739
Asset limit adjustment	—	—	—	—	(10)	—	—	—	(10)	—

At December 31	767	784	478	480	448	332	143	143	1,836	1,739

Reconciliation of actuarial value of liabilities
At January 1	(818)	(1,093)	(662)	(651)	(328)	(277)	(193)	(200)	(2,001)	(2,221)
Movement in year
Translation adjustment	—	—	49	(13)	11	13	19	21	79	21
Arising on acquisition (note 33)	(3)	(12)	—	(6)	(149)	(49)	—	(1)	(152)	(68)
Current service cost	(19)	(33)	(19)	(18)	(16)	(11)	(6)	(8)	(60)	(70)
Contributions paid by plan participants	(4)	(7)	(5)	(5)	(8)	(6)	—	—	(17)	(18)
Benefit payments	40	34	17	16	19	15	8	8	84	73
Past service cost: benefit enhancements	(1)	(3)	—	—	(1)	—	—	—	(2)	(3)
Interest cost on scheme liabilities	(38)	(42)	(32)	(31)	(12)	(9)	(10)	(11)	(92)	(93)
Actuarial gain/(loss) arising on:
—experience variations	(13)	(19)	—	19	(9)	(4)	(3)	(2)	(25)	(6)
—changes in assumptions	63	89	126	27	54	—	12	—	255	116
Deconsolidation adjustment	—	268	—	—	—	—	—	—	—	268

At December 31	(793)	(818)	(526)	(662)	(439)	(328)	(173)	(193)	(1,931)	(2,001)

Anticipated employer contributions payable in the 2008 financial year (expressed using average exchange rates for 2007) amount to €58 million in aggregate.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 27—RETIREMENT BENEFIT OBLIGATIONS (continued)

History of scheme assets, liabilities and actuarial gains and losses

Given that the Group transitioned to IFRS with effect from January 1, 2004, a five-year history in respect of assets, liabilities and actuarial gains and losses is not available; the relevant data for the Group for the four years after transition to IFRS are as follows:

	2007	2006	2005	2004
	€m	€m	€m	€m
Bid value of assets	1,846	1,739	1,771	1,465
Actuarial value of liabilities (present value)	(1,931)	(2,001)	(2,221)	(1,815)
Asset limit adjustment	(10)	—	—	—

Recoverable deficit	(95)	(262)	(450)	(350)

Actual return less expected return on scheme assets	(61)	45	177	17
% of scheme assets	(3.3%)	2.6%	10.0%	1.2%

Experience (loss)/gain arising on scheme liabilities (present value)	(25)	(6)	42	(7)
% of scheme liabilities (present value)	1.3%	0.3%	(1.9%)	0.4%

Post-retirement healthcare benefits—sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 Employee Benefits is not material to the Group.

NOTE 28—CAPITAL GRANTS

	2007	2006
	€m	€m
At January 1	10	12
Translation adjustment	1	—
Received	3	—

	14	12
Released to Consolidated Statements of Income	(3)	(2)

At December 31	11	10

There are no unfulfilled conditions or other contingencies attaching to capital grants received.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—SHARE CAPITAL – EQUITY AND PREFERENCE

	Equity		Preference
	Ordinary Shares of €0.32 each	Income Shares of €0.02 each (i)	5% Cumulative Preference Shares of €1.27 each (ii)	7% ‘A’ Cumulative Preference Shares of €1.27 each (iii)
	€m	€m	€m	€m
December 31, 2007
Authorized
At January 1 and December 31	235	15	—	1

Number of Shares (000s)	735,000	735,000	150	872

Allotted, called-up and fully paid
At January 1	173	11	—	1
Share options and share participation schemes (iv)	2	—	—	—
Shares issued in lieu of dividends (v)	—	—	—	—

At December 31	175	11	—	1

Number of Shares (000s)	547,208	547,208	50	872

The corresponding disclosure in respect of the year ended December 31, 2006 is as follows:
Authorized
At January 1 and December 31	235	15	—	1

Number of Shares (000s)	735,000	735,000	150	872

Allotted, called-up and fully paid
At January 1	171	11	—	1
Share options and share participation schemes (iv)	2	—	—	—
Shares issued in lieu of dividends (v)	—	—	—	—

At December 31	173	11	—	1

Number of Shares (000s)	542,790	542,790	50	872

(i)	Income Shares

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

Details of share options granted under the Company’s share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 7 and in the Report on Directors’ Remuneration on pages R-1 to R-10. Under these schemes, options over a total of 3,022,122 Ordinary Shares were exercised during the financial year (2006: 5,337,168). Of this total, 1,795,766 (2006: 5,337,168) were satisfied by the issue of new shares for total proceeds of €27 million (2006: €80 million). The remaining options were satisfied by the purchase of 1,226,356 Ordinary Shares on the market by the Employee Benefit Trust (see footnote (i) in note 30 below). The difference of €21 million (2006: nil) between the proceeds of €20 million (2006: nil) from the exercise of these latter options and the €41 million cost (2006: nil) of the shares purchased has been debited to retained income.

Share participation schemes At December 31, 2007, 6,028,916 (2006: 5,676,369) Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 7.

During the ten-year period commencing on May 3, 2000, the total number of Ordinary Shares which may be issued in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v)	Shares issued in lieu of dividends

In May 2007, 1,922,128 (2006: 497,960; 2005: 817,895) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €29.92 (2006: €28.48; 2005: €20.60) per share, instead of part or all of the cash element of their 2006, 2005 and 2004 final dividends. In November 2007, 347,752 (2006: 381,691; 2005: 182,387) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €31.01 (2006: €27.12; 2005: €22.92) per share, instead of part or all of the cash element of their 2007, 2006 and 2005 interim dividends.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 30—RESERVES

	2007					2006					2005
	Share premium account	Own shares (i)	Other reserves	Foreign currency translation reserve	Accum- ulated income	Share premium account	Own shares (i)	Other reserves	Foreign currency translation reserve	Accum- ulated income	Share premium account	Other reserves	Foreign currency translation reserve	Accum- ulated income
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
At January 1	2,318	(14)	52	(137)	4,659	2,208	—	37	234	3,533	2,148	24	(179)	2,770
Currency translation effects	—	—	—	(410)	—	—	—	—	(371)	—	—	—	413	—
Premium on shares issued	102	—	—	—	—	110	—	—	—	—	60	—	—	—
Share option expense (note 7)
—share option schemes	—	—	18	—	—	—	—	15	—	—	—	13	—	—
—Performance Share Plan	—	5	—	—	—	—	1	—	—	—	—	—	—	—
Shares acquired by Employee Benefit Trust (i)	—	(10)	—	—	(41)	—	(15)	—	—	—	—	—	—	—
Share option exercises (Note 29 (iv))	—	—	—	—	20	—	—	—	—	—	—	—	—	—
Dividends (including shares issued in lieu of dividend) (note 11)	—	—	—	—	(318)	—	—	—	—	(222)	—	—	—	(185)
Actuarial gain on Group defined benefit pension obligations (note 27)	—	—	—	—	159	—	—	—	—	155	—	—	—	(86)
Movement in deferred tax asset on Group defined benefit pension obligations	—	—	—	—	(46)	—	—	—	—	(42)	—	—	—	22
Current tax impact of share option exercises	—	—	—	—	13	—	—	—	—	—	—	—	—	—
Movement in deferred tax asset on share-based payments	—	—	—	—	(39)	—	—	—	—	27	—	—	—	12
Gains/(losses) relating to cash flow hedges	—	—	—	—	8	—	—	—	—	(2)	—	—	—	3
Movement in deferred tax liability on cash flow hedges	—	—	—	—	(2)	—	—	—	—	—	—	—	—	(1)
Group net income for the financial year attributable to equity holders of the Company	—	—	—	—	1,430	—	—	—	—	1,210	—	—	—	998

At December 31	2,420	(19)	70	(547)	5,843	2,318	(14)	52	(137)	4,659	2,208	37	234	3,533

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 30—RESERVES (continued)

(i)	Shares acquired by Employee Benefit Trust

Pursuant to the terms of the Performance Share Plan (see note 7), which was approved by shareholders at the 2006 Annual General Meeting, 310,000 Ordinary Shares were purchased by the Trustees of the Plan in the financial year ended December 31, 2007 at a cost of €10 million (2006: 627,750 Ordinary Shares at a cost of €15 million). The nominal value of these shares, on which dividends have been waived by the Trustees of the Plan, amounted to €0.3 million at December 31, 2007 (2006: €0.2 million). These shares are included in the balance sheet at cost of €25 million (2006: €15 million), and are stated net of the accumulated income statement charge comprising €5 million in 2007 and €1 million in 2006 in respect of the Performance Share Plan.

In addition, a further 1,226,356 Ordinary Shares were purchased by the Trustees at a cost of €41 million (2006: nil) in order to satisfy the exercise during the period of options over the same number of shares.

Reconciliation of shares issued to proceeds shown in Consolidated Statements of Cash Flows

	2007	2006	2005
	€m	€m	€m
Shares issued at nominal amount (note 29):
— share options and share participation schemes	2	2	1
Premium on shares issued	102	110	60

Total value of shares issued	104	112	61
Shares issued in lieu of dividends (note 11)	(68)	(25)	(21)

Proceeds from issue of shares—Consolidated Statements of Cash Flows	36	87	40

NOTE 31—MINORITY INTEREST

	2007	2006
	€m	€m
At January 1	41	39
Translation adjustment	(3)	(3)
Income after tax (less attributable to associates)	8	14
Dividends paid by subsidiaries to minority interests	(5)	(12)
Arising on acquisition (note 33)	25	—
Shares issued to minority interests	—	3

At December 31	66	41

NOTE 32—COMMITMENTS UNDER OPERATING AND FINANCE LEASES

Operating leases

Future minimum rentals payable under non-cancellable operating leases at December 31 are as follows:

	2007	2006
	€m	€m
Within one year	230	199
After one year but not more than five years	498	426
More than five years	320	286

	1,048	911

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 32—COMMITMENTS UNDER OPERATING AND FINANCE LEASES (continued)

Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2007		2006
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	€m	€m	€m	€m
Within one year	16	14	20	17
After one year but not more than five years	14	11	36	30
More than five years	6	5	8	7

Total minimum lease payments	36		64
Less: amounts allocated to future finance costs	(6)		(10)

Present value of minimum lease payments	30	30	54	54

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

The principal business combinations completed during the year ended December 31, 2007 by reporting segment, together with the completion dates, were as follows; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:

Europe Materials

China: Harbin Sanling Cement (February 8); Finland: Murskauskolmio Oy (November 1); Lebanon: Ciment de Sibline—additional 21.9% (January 1); the Netherlands: remaining 55% of Cementbouw bv (August 30); Ireland: T.O’Connell & Sons (September 17); Poland: Gniewkow (May 30) and readymixed concrete assets of Schwenk (June 13); Slovakia: Jablonica quarry (August 31); Portugal (49% joint venture): increased interest in Secil Martinganca (January 1), additional 42.9% of Cimentos Madeira (June 5) and Minerbetao (June 1); Turkey: 50% of Denizli Cimento (April 14); Ukraine: Shchyrets readymixed concrete plant (October 3) and Belotserkovsky concrete plant (December 10).

Europe Products

Belgium: Olivier (October 1) and MBI Beton (October 31); Denmark: Dalton (March 29) and Expan (August 31); France: Cinor (January 2), OREP (May 4) and Sodeco (June 11); Italy: Plastybeton (March 29); Norway: Halfen-Frimeda (May 15); Poland: remaining 75% of Ergon (April 26) and Cerabud (November 29); Romania: Elpreco (December 17); Sweden: Tuvan Stangsel (March 7); United Kingdom: Anderton Concrete (April 24), West Midland Fencing (July 2) and Forsite Construction Accessories (July 4).

Europe Distribution

France: LDP (January 3); Germany: acquisitions by CRH’s 48% joint venture BauKing—Mobau (February 22), Kapella Baustoffe (July 17) and Moller & Forster Baustoffe (August 31); the Netherlands: Vlutters (March 3), Bouweijden Almere (September 7) and Haringsma (October 5); Spain: 60% of Jelf Brico-House (May 24); Switzerland: Gétaz Romang (May 25) and G. von Gunten (December 14).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

Americas Materials

Arizona: Hancock Materials (November 16); Florida: Conrad Yelvington Distributors (September 4) and selected Cemex Rinker assets (November 30); Idaho: International Stone (August 23) and HK Contractors (November 5); Iowa: Cessford Construction (August 10); New York: Madden Concrete (July 30); Ohio: Kenmore Construction Company (April 2); Oklahoma: Bellco Materials (December 31); Oregon: Eugene Sand & Gravel (August 3); Pennsylvania: McMinns Asphalt & Prospect Aggregates (August 31); South Carolina: Southeast Asphalt (August 22); Tennessee: selected assets of U.S. Concrete (November 9); Texas: Matthews Construction & Jasper Asphalt (November 2); Utah: Kaneco Products (June 13) and Hales Sand & Gravel (December 2); Vermont: Burgess Brothers (September 24); Virginia: Rock It Stone (January 11); and Wyoming: Big Sky Asphalt (April 10).

Americas Products

California: Carson Industries (July 20; also including operations in Kentucky, Ohio and Ireland) and Inland Concrete Enterprises (December 17); Florida: remaining 50% of Paver Systems (January 3), Ruck Brothers (August 13), Amerimix and Cementec Industries (August 17), Coloroc Materials (February 23) and Harwood Brick (June 11); Georgia: remaining 20% of Custom Surfaces (June 29; also South Carolina), selected block assets of Lafarge North America (November 30; Georgia and New Mexico); Illinois: Valley Block (January 3) and River City Landscape Supply (December 21; also Alabama); New Jersey: Pre-Blend Products (May 31); New Mexico: Rinker Block (July 23); Texas: Vistawall (June 29) and Headwaters Mortar and Stucco Group (December 20).

Americas Distribution

California: Spartan Supply (April 11), John Ray Company (April 13) and Acoustical Material Services (November 16; also Nevada, Hawaii, Arizona and Mexico); and Florida: Florida Waterproofing Supply (September 7).

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

		2006			2005
	2007	APAC	Other acquisitions	Total
	€m	€m	€m	€m	€m
Identifiable net assets acquired (excluding net debt assumed)
Assets
Non-current assets
Property, plant and equipment (note 13)	999	620	464	1,084	502
Intangible assets:—goodwill (note 14)	807	329	489	818	328
—excess of fair value of identifiable net assets over consideration paid	(4)	—	(7)	(7)	(4)
—other intangible assets (note 14)	132	—	98	98	46
Investments in associates (note 15)	(2)	—	1	1	12
Other financial assets (note 15) (i)	(42)	—	—	—	9
Deferred income tax assets (note 26)	18	—	11	11	12

Total non-current assets	1,908	949	1,056	2,005	905

Current assets
Inventories (note 20)	263	135	228	363	190
Accounts receivable and prepayments (note 20)	411	320	295	615	247

Total current assets	674	455	523	978	437

Equity
Minority interest (note 31)	(25)	—	—	—	(4)

Total equity	(25)	—	—	—	(4)

Liabilities
Non-current liabilities
Deferred income tax liabilities (note 26)	(122)	(49)	(54)	(103)	(24)
Retirement benefit obligations (note 27)	(19)	—	(14)	(14)	—
Provisions for liabilities (stated at net present cost—note 25) (ii)	(3)	(78)	(4)	(82)	(14)

Total non-current liabilities	(144)	(127)	(72)	(199)	(38)

Current liabilities
Accounts payable and accrued liabilities (note 20) (ii)	(313)	(224)	(214)	(438)	(228)
Current income tax liabilities	(6)	—	(1)	(1)	(3)
Provisions for liabilities (stated at net present cost—note 25) (ii)	17	(24)	(6)	(30)	—

Total current liabilities	(302)	(248)	(221)	(469)	(231)

Total consideration (enterprise value)	2,111	1,029	1,286	2,315	1,069

Satisfied by
Cash payments	1,922	1,024	1,004	2,028	860
Professional fees incurred on business combinations	19	5	14	19	6
Cash and cash equivalents acquired on acquisition (note 24)	(83)	—	(69)	(69)	(58)

Net cash outflow	1,858	1,029	949	1,978	808
Net debt (other than cash and cash equivalents) assumed on acquisition:
—non-current interest-bearing loans and borrowings and finance leases (note 24)	22	—	7	7	28
—current interest-bearing loans and borrowings and finance leases (note 24)	200	—	232	232	110
Deferred and contingent acquisition consideration (stated at net present cost—note 20)	31	—	98	98	123

Total consideration (enterprise value)	2,111	1,029	1,286	2,315	1,069

The footnote references in this table are set out on page F-80.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

(i)	The amount arising on acquisition in 2007 includes the derecognition of €44 million of loans to Cementbouw bv, a former joint venture, following the purchase of the remaining 55% stake during the year.
(ii)	Certain amounts were re-allocated from provisions for liabilities to trade and other payables in restating provisional fair value estimates during the 2007 financial year.

None of the business combinations completed in 2007 or 2005 were considered sufficiently material to warrant separate disclosure of the attributable fair values. APAC is separately disclosed in 2006.

No contingent liabilities were recognized on the business combinations completed during the financial year or the prior financial year.

The principal factor contributing to the recognition of goodwill on business combinations entered into by the Group is the realization of cost savings and synergies with existing entities in the Group.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the combination, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€m	€m	€m	€m	€m
Non-current assets (excluding goodwill)	766	295	—	44	1,105
Current assets	661	25	(3)	(9)	674
Non-current liabilities	(62)	(48)	—	(34)	(144)
Current liabilities	(294)	(9)	(4)	5	(302)
Minority interest	(21)	(6)	—	2	(25)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	1,050	257	(7)	8	1,308
Goodwill arising on acquisition	1,068	(257)	7	(15)	803

Total consideration (enterprise value)	2,118	—	—	(7)	2,111

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The equivalent disclosure for 2006 is as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€m	€m	€m	€m	€m
APAC
Non-current assets (excluding goodwill)	452	168	—	—	620
Current assets	453	2	—	—	455
Non-current liabilities	(86)	(41)	—	—	(127)
Current liabilities	(248)	—	—	—	(248)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	571	129	—	—	700
Goodwill arising on acquisition	458	(129)	—	—	329

Total consideration (enterprise value)	1,029	—	—	—	1,029

Other acquisitions
Non-current assets (excluding goodwill)	362	209	—	3	574
Current assets	504	30	(1)	(10)	523
Non-current liabilities	(46)	(23)	—	(3)	(72)
Current liabilities	(202)	(18)	(5)	4	(221)
Minority interest	—	—	—	—	—

Identifiable net assets acquired (excluding goodwill and net debt assumed)	618	198	(6)	(6)	804
Goodwill arising on acquisition	668	(197)	6	5	482

Total consideration (enterprise value)	1,286	1	—	(1)	1,286

Total consideration (enterprise value)	2,315	1	—	(1)	2,315

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the business combinations disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to subsequent disclosure. The total adjustments processed in 2007 to the fair values of business combinations completed during 2006 where those fair values were not readily or practicably determinable as at December 31, 2006 were as follows:

	Initial fair value assigned	Adjustments to provisional fair values (iii)	Revised fair value
	€m	€m	€m
Non-current assets (excluding goodwill)	955	44	999
Current assets	877	(9)	868
Non-current liabilities	(183)	(34)	(217)
Current liabilities	(436)	5	(431)
Minority interest	—	2	2

Identifiable net assets acquired (excluding goodwill and net debt assumed)	1,213	8	1,221
Goodwill arising on acquisition	648	(15)	633

Total consideration (enterprise value)	1,861	(7)	1,854

(iii)	The majority of the adjustments to the provisional fair values booked in 2006 and reflected above pertain to the APAC acquisition where an independent fair value assessment was pending at December 31, 2006.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The equivalent disclosure for 2006 is as follows:

	Initial fair value assigned	Adjustments to provisional fair values	Revised fair value
	€m	€m	€m
Non-current assets (excluding goodwill)	372	3	375
Current assets	178	(10)	168
Non-current liabilities	(12)	(3)	(15)
Current liabilities	(77)	4	(73)
Minority interest	(2)	—	(2)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	459	(6)	453
Goodwill arising on acquisition	114	5	119

Total consideration (enterprise value)	573	(1)	572

The post-acquisition impact of business combinations completed during the year on Group income for the financial year was as follows:

		2006
	2007	APAC	Other acquisitions	Total	2005
	€m	€m	€m	€m	€m
Revenue	1,215	762	1,145	1,907	448
Cost of sales	(881)	(621)	(834)	(1,455)	(345)

Gross profit	334	141	311	452	103
Operating costs	(233)	(114)	(229)	(343)	(85)

Group operating income	101	27	82	109	18
Gain on sale of investments and property, plant and equipment	—	—	—	—	—

Income before finance costs	101	27	82	109	18
Finance costs (net)	(42)	(22)	(34)	(56)	(7)

Income before tax	59	5	48	53	11
Income tax expense	(18)	(2)	(11)	(13)	(2)

Group net income for the financial year	41	3	37	40	9

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 33—ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The revenue and income of the Group for the financial year determined in accordance with IFRS as though the acquisition date for all business combinations effected during the year had been the beginning of that year would be as follows:

	Pro-forma 2007
	2007 acquisitions	CRH Group excluding 2007 acquisitions	Pro-forma consolidated Group	Pro-forma 2006
	€m	€m	€m	€m
Revenue	2,786	19,777	22,563	20,719

Group net income for the financial year	85	1,397	1,482	1,239

The equivalent disclosure for 2006 is as follows:

	Pro-forma 2006
	APAC	Other acquisitions	CRH Group excluding 2006 acquisitions	Pro-forma consolidated Group	Pro-forma 2005
	€m	€m	€m	€m	€m
Revenue	1,970	1,918	16,831	20,719	15,594

Group net income for the financial year	1	54	1,184	1,239	1,030

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

	Date	€m
Acquired in 2005
Mountain companies, Bizzack and assets of Southern Minnesota Construction	October 2005	333
Europe Materials Division—4 deals		34
Europe Products & Distribution Division—15 deals		393
Americas Materials Division—17 deals		77
Americas Products & Distribution Division—18 deals		232

Total cost of acquisitions completed in 2005		1,069

Acquired in 2006
Americas Materials Division—APAC	August 2006	1,029
Europe Materials Division—12 deals		65
Europe Products & Distribution Division—19 deals		376
Americas Materials Division—20 deals		289
Americas Products & Distribution Division—17 deals		556

Total cost of acquisitions completed in 2006		2,315

The date that each business was acquired and upon which assets were received and the date when control over the operating and financial decisions was obtained were one and the same.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 34—RELATED PARTY TRANSACTIONS

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 Related Party Disclosures pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; and the identification and compensation of key management personnel.

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages F-7 to F-21. A listing of the principal subsidiaries, joint ventures and associates is provided in Exhibit 8 to this Annual Report.

Sales to and purchases from, together with outstanding payables to and receivables from, subsidiaries and joint ventures are eliminated in the preparation of the consolidated financial statements in accordance with IAS 27 Consolidated and Separate Financial Statements. Loans extended by the Group to joint ventures and associates are included in financial assets (whilst the Group’s share of the corresponding loans payable by joint ventures are included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group’s interests in these entities). Sales to and purchases from associates during the financial year ended December 31, 2007 amounted to €19 million (2006: €17 million) and €497 million (2006: €438 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 15) are extended on normal commercial terms with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors’ Remuneration on pages R-1 to R-10, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on Directors’ Remuneration.

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents Condensed Balance Sheets as at December 31, 2007 and 2006 and Condensed Statements of Income and Cash Flows for the years ended December 31, 2007, 2006 and 2005 of the Company and CRH America, Inc. (“CRHA”) as required by Article 3-10(d) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is 100% owned by the Company. The Guarantees of the guarantor are full and unconditional.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets as at December 31, 2007

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	8,226	—	8,226
Intangible assets	—	—	3,692	—	3,692
Subsidiaries	4,699	477	1,682	(6,858)	—
Investments in associates	—	—	574	—	574
Advances to subsidiaries	60	3,970	—	(4,030)	—
Other financial assets	—	—	78	—	78
Derivative financial instruments	—	88	36	—	124
Deferred income tax assets	—	—	336	—	336

Total non-current assets	4,759	4,535	14,624	(10,888)	13,030

Current assets
Inventories	—	—	2,226	—	2,226
Accounts receivable and prepayments	4,768	—	3,199	(4,768)	3,199
Derivative financial instruments	—	—	9	—	9
Liquid investments	—	—	318	—	318
Cash and cash equivalents	98	162	746	—	1,006

Total current assets	4,866	162	6,498	(4,768)	6,758

Total assets	9,625	4,697	21,122	(15,656)	19,788

EQUITY
Equity share capital	186	—	—	—	186
Preference share capital	1	—	—	—	1
Own shares	(19)	—	—	—	(19)
Additional paid-in capital	2,420	1,747	10	(1,757)	2,420
Other reserves	70	—	70	(70)	70
Foreign currency translation reserve	(547)	—	—	—	(547)
Accumulated income	5,843	(487)	5,518	(5,031)	5,843

Shareholders’ equity attributable to the Company’s equity holders	7,954	1,260	5,598	(6,858)	7,954
Minority interest	—	—	66	—	66

Total equity	7,954	1,260	5,664	(6,858)	8,020

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	3,252	2,676	—	5,928
Derivative financial instruments	—	—	52	—	52
Deferred income tax liabilities	—	—	1,312	—	1,312
Accounts payable and accrued liabilities	—	—	141	—	141
Advances from subsidiaries	—	—	7,129	(7,129)	—
Retirement benefit obligations	—	—	95	—	95
Provisions for liabilities	—	—	248	—	248
Capital grants	—	—	11	—	11

Total non-current liabilities	—	3,252	11,664	(7,129)	7,787

Current liabilities
Accounts payable and accrued liabilities	—	67	2,889	—	2,956
Advances from subsidiaries	1,669	—	—	(1,669)	—
Current income tax liabilities	—	—	244	—	244
Interest-bearing loans and borrowings	2	118	450	—	570
Derivative financial instruments	—	—	70	—	70
Provisions for liabilities	—	—	141	—	141

Total current liabilities	1,671	185	3,794	(1,669)	3,981

Total liabilities	1,671	3,437	15,458	(8,798)	11,768

Total equity and liabilities	9,625	4,697	21,122	(15,656)	19,788

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheets as at December 31, 2006

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	7,480	—	7,480
Intangible assets	—	—	2,966	—	2,966
Subsidiaries	4,687	412	1,684	(6,783)	—
Investments in associates	—	—	554	—	554
Advances to subsidiaries	44	4,717	—	(4,761)	—
Other financial assets	—	28	69	—	97
Derivative financial instruments	—	—	74	—	74
Deferred income tax assets	—	—	489	—	489

Total non-current assets	4,731	5,157	13,316	(11,544)	11,660

Current assets
Inventories	—	—	2,036	—	2,036
Accounts receivable and prepayments	3,683	1	3,171	(3,683)	3,172
Derivative financial instruments	—	—	5	—	5
Liquid investments	—	—	370	—	370
Cash and cash equivalents	55	77	970	—	1,102

Total current assets	3,738	78	6,552	(3,683)	6,685

Total assets	8,469	5,235	19,868	(15,227)	18,345

EQUITY
Equity share capital	184	—	—	—	184
Preference share capital	1	—	—	—	1
Own shares	(14)	—	—	—	(14)
Additional paid-in capital	2,318	1,747	639	(2,386)	2,318
Other reserves	52	—	52	(52)	52
Foreign currency translation reserve	(137)	—	—	—	(137)
Accumulated income	4,659	(397)	4,742	(4,345)	4,659

Shareholders’ equity attributable to the Company’s equity holders	7,063	1,350	5,433	(6,783)	7,063
Minority interest	—	—	41	—	41

Total equity	7,063	1,350	5,474	(6,783)	7,104

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	19	3,696	1,598	—	5,313
Derivative financial instruments	—	—	47	—	47
Deferred income tax liabilities	—	—	1,301	—	1,301
Accounts payable and accrued liabilities	—	—	160	—	160
Advances from subsidiaries	—	—	7,059	(7,059)	—
Retirement benefit obligations	—	—	262	—	262
Provisions for liabilities	—	—	320	—	320
Capital grants	—	—	10	—	10

Total non-current liabilities	19	3,696	10,757	(7,059)	7,413

Current liabilities
Accounts payable and accrued liabilities	1	58	2,729	—	2,788
Advances from subsidiaries	1,385	—	—	(1,385)	—
Current income tax liabilities	—	—	216	—	216
Interest-bearing loans and borrowings	1	131	513	—	645
Derivative financial instruments	—	—	38	—	38
Provisions for liabilities	—	—	141	—	141

Total current liabilities	1,387	189	3,637	(1,385)	3,828

Total liabilities	1,406	3,885	14,394	(8,444)	11,241

Total equity and liabilities	8,469	5,235	19,868	(15,227)	18,345

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2007
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	20,992	—	20,992
Cost of sales	—	—	(14,715)	—	(14,715)

Gross profit	—	—	6,277	—	6,277
Operating income/(costs)	24	—	(4,215)	—	(4,191)

Group operating income	24	—	2,062	—	2,086
Gain on sale of investments and property, plant and equipment	—	—	57	—	57

Income before finance costs	24	—	2,119	—	2,143
Finance costs	—	(243)	(409)	179	(473)
Finance revenue	—	179	170	(179)	170
Share of subsidiaries’ income before tax	1,808	51	—	(1,859)	—
Group share of equity-accounted income after tax of associates	64	—	(64)	64	64

Income before tax	1,896	(13)	1,816	(1,795)	1,904
Income tax expense	(466)	25	(491)	466	(466)

Group net income for the financial year	1,430	12	1,325	(1,329)	1,438
Minority interest	—	—	(8)	—	(8)

Equity holders of the company	1,430	12	1,317	(1,329)	1,430

	Year ended December 31, 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	18,737	—	18,737
Cost of sales	—	—	(13,123)	—	(13,123)

Gross profit	—	—	5,614	—	5,614
Operating income/(costs)	19	—	(3,866)	—	(3,847)

Group operating income	19	—	1,748	—	1,767
Gain on sale of investments and property, plant and equipment	—	—	40	—	40

Income before finance costs	19	—	1,788	—	1,807
Finance costs	—	(308)	(302)	203	(407)
Finance revenue	—	203	155	(203)	155
Share of subsidiaries’ income before tax	1,522	93	—	(1,615)	—
Group share of equity-accounted income after tax of associates	47	—	(47)	47	47

Income before tax	1,588	(12)	1,594	(1,568)	1,602
Income tax expense	(378)	5	(383)	378	(378)

Group net income for the financial year	1,210	(7)	1,211	(1,190)	1,224
Minority interest	—	—	(14)	—	(14)

Equity holders of the company	1,210	(7)	1,197	(1,190)	1,210

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Income

	Year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	14,449	—	14,449
Cost of sales	—	—	(9,902)	—	(9,902)

Gross profit	—	—	4,547	—	4,547
Operating income/(costs)	1	—	(3,156)	—	(3,155)

Group operating income	1	—	1,391	—	1,392
Gain on sale of investments and property, plant and equipment	—	—	20	—	20

Income before finance costs	1	—	1,411	—	1,412
Finance costs	—	(201)	(253)	157	(297)
Finance revenue	—	157	138	(157)	138
Share of subsidiaries’ income after tax	1,244	69	—	(1,313)	—
Group share of equity-accounted income after tax of associates	26	—	(26)	26	26

Income before tax	1,271	25	1,270	(1,287)	1,279
Income tax expense	(273)	(10)	(263)	273	(273)

Group net income for the financial year	998	15	1,007	(1,014)	1,006
Minority interest	—	—	(8)	—	(8)

Equity holders of the company	998	15	999	(1,014)	998

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	Year ended December 31, 2007
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Income before tax	1,896	(13)	1,816	(1,795)	1,904
Finance costs (net)	—	64	239	—	303
Group share of subsidiaries’ income after tax	(1,808)	(51)	—	1,859	—
Group share of associates’ income after tax	(64)	—	64	(64)	(64)
Gain on sale of investments and property, plant and equipment	—	—	(57)	—	(57)

Group operating income	24	—	2,062	—	2,086
Depreciation charge	—	—	739	—	739
Share-based payments	5	—	18	—	23
Amortization of intangible assets	—	—	35	—	35
Net movement on provisions	—	—	(49)	—	(49)
(Increase)/decrease in working capital	(1,086)	17	1,330	—	261
Amortization of capital grants	—	—	(3)	—	(3)
Other non-cash movements	—	—	(2)	—	(2)

Cash generated from operations	(1,057)	17	4,130	—	3,090
Interest paid (including finance leases)	—	(243)	(288)	179	(352)
Irish corporation tax paid	—	—	(18)	—	(18)
Overseas corporation tax paid	—	—	(370)	—	(370)

Net cash (outflow)/inflow from operating activities	(1,057)	(226)	3,454	179	2,350

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	—	—	156	—	156
Interest received	—	179	64	(179)	64
Capital grants received	—	—	3	—	3
Dividends received from associates	—	—	30	—	30

	—	179	253	(179)	253

Outflows
Purchase of property, plant and equipment	—	—	(1,028)	—	(1,028)
Advances from/(to) subsidiary and parent undertakings	1,363	290	(1,653)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(1,858)	—	(1,858)
Advances to joint ventures and purchase of trade investments	—	—	(40)	—	(40)
Deferred and contingent acquisition consideration paid	—	—	(107)	—	(107)

	1,363	290	(4,686)	—	(3,033)

Net cash inflow/(outflow) from investing activities	1,363	469	(4,433)	(179)	(2,780)

The Consolidated Statements of Cash Flows are continued overleaf.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	Year ended December 31, 2007
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	36	—	—	—	36
Decrease in liquid investments	—	—	29	—	29
Increase in interest-bearing loans and borrowings	—	—	1,481	—	1,481
Increase in finance lease liabilities	—	—	2	—	2

	36	—	1,512	—	1,548

Outflows
Ordinary shares purchased (own shares), net	(31)	—	—	—	(31)
Repayment of interest-bearing loans and borrowings	(18)	(73)	(662)	—	(753)
Repayment of finance lease liabilities	—	—	(27)	—	(27)
Net cash movement in derivative financial instruments	—	(68)	(45)	—	(113)
Dividends paid to equity holders of the Company	(250)	—	—	—	(250)
Dividends paid to minority interests	—	—	(5)	—	(5)

	(299)	(141)	(739)	—	(1,179)

Net cash (outflow)/inflow from financing activities	(263)	(141)	773	—	369

Increase/(decrease) in cash and cash equivalents	43	102	(206)	—	(61)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	55	77	970	—	1,102
Translation adjustment	—	(17)	(18)	—	(35)
Increase/(decrease) in cash and cash equivalents	43	102	(206)	—	(61)

Cash and cash equivalents at December 31	98	162	746	—	1,006

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	Year ended December 31, 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Income before tax	1,588	(12)	1,594	(1,568)	1,602
Finance costs (net)	—	105	147	—	252
Group share of subsidiaries’ income after tax	(1,522)	(93)	—	1,615	—
Group share of associates’ income after tax	(47)	—	47	(47)	(47)
Gain on sale of investments and property, plant and equipment	—	—	(40)	—	(40)

Group operating income	19	—	1,748	—	1,767
Depreciation charge	—	—	664	—	664
Share-based payments	1	—	15	—	16
Amortization of intangible assets	—	—	25	—	25
Net movement on provisions	—	—	11	—	11
(Increase)/decrease in working capital	(2,421)	25	2,264	—	(132)
Amortization of capital grants	—	—	(2)	—	(2)
Other non-cash movements	(4)	—	14	—	10

Cash generated from operations	(2,405)	25	4,739	—	2,359
Interest paid (including finance leases)	—	(308)	(148)	203	(253)
Irish corporation tax paid	—	—	(20)	—	(20)
Overseas corporation tax paid	—	—	(358)	—	(358)

Net cash (outflow)/inflow from operating activities	(2,405)	(283)	4,213	203	1,728

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	—	—	252	—	252
Interest received	—	203	46	(203)	46
Dividends received from associates	—	—	22	—	22

	—	203	320	(203)	320

Outflows
Purchase of property, plant and equipment	—	—	(832)	—	(832)
Advances from/(to) subsidiary and parent undertakings	2,510	(1,182)	(1,328)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(1,978)	—	(1,978)
Investments in and advances to associates	—	—	(7)	—	(7)
Advances to joint ventures and purchase of trade investments	—	—	(13)	—	(13)
Deferred and contingent acquisition consideration paid	—	—	(74)	—	(74)

	2,510	(1,182)	(4,232)	—	(2,904)

Net cash inflow/(outflow) from investing activities	2,510	(979)	(3,912)	(203)	(2,584)

The Consolidated Statements of Cash Flows are continued overleaf.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows (continued)

	Year ended December 31, 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	87	—	—	—	87
Shares issued to minority interests	—	—	3	—	3
Increase in interest-bearing loans and borrowings	20	1,309	379	—	1,708
Increase in finance lease liabilities	—	—	3	—	3

	107	1,309	385	—	1,801

Outflows
Ordinary shares purchased (own shares), net	(15)	—	—	—	(15)
Increase in liquid investments	—	—	(35)	—	(35)
Repayment of interest-bearing loans and borrowings	—	—	(656)	—	(656)
Repayment of finance lease liabilities	—	—	(13)	—	(13)
Net cash movement in derivative financial instruments	—	(29)	—	—	(29)
Dividends paid to equity holders of the Company	(197)	—	—	—	(197)
Dividends paid to minority interests		—	(12)	—	(12)

	(212)	(29)	(716)	—	(957)

Net cash (outflow)/inflow from financing activities	(105)	1,280	(331)	—	844

Increase/(decrease) in cash and cash equivalents	—	18	(30)	—	(12)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	55	67	1,027	—	1,149
Translation adjustment	—	(8)	(27)	—	(35)
Increase/(decrease) in cash and cash equivalents	—	18	(30)	—	(12)

Cash and cash equivalents at December 31	55	77	970	—	1,102

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Income before tax	1,271	25	1,270	(1,287)	1,279
Finance costs (net)	—	44	115	—	159
Group share of subsidiaries’ income after tax	(1,244)	(69)	—	1,313	—
Group share of associates’ income after tax	(26)	—	26	(26)	(26)
Gain on sale of investments and property, plant and equipment	—	—	(20)	—	(20)

Group operating income	1	—	1,391	—	1,392
Depreciation charge	—	—	556	—	556
Employee share options expense	—	—	14	—	14
Amortization of intangible assets	—	—	9	—	9
Net movement on provisions	—	—	12	—	12
(Increase)/decrease in working capital	(1,168)	11	1,008	—	(149)
Amortization of capital grants	—	—	(2)	—	(2)
Other non-cash movements	—	—	2	—	2

Cash generated from operations	(1,167)	11	2,990	—	1,834
Interest paid (including finance leases)	—	(201)	(140)	157	(184)
Irish corporation tax paid	—	—	(13)	—	(13)
Overseas corporation tax paid	—	—	(247)	—	(247)

Net cash (outflow)/inflow from operating activities	(1,167)	(190)	2,590	157	1,390

Cash flows from investing activities
Inflows
Proceeds from sale of investments and property, plant and equipment	—	—	103	—	103
Interest received	—	157	43	(157)	43
Capital grants received	—	—	1	—	1
Dividend received from subsidiary	720	—	(720)	—	—
Dividends received from associates	—	—	14	—	14

	720	157	(559)	(157)	161

Outflows
Purchase of property, plant and equipment	—	—	(652)	—	(652)
Advances from/(to) subsidiary and parent undertakings	574	(52)	(522)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(808)	—	(808)
Investments in and advances to associates	—	—	(299)	—	(299)
Advances to joint ventures and purchase of trade investments	—	—	(8)	—	(8)
Deferred and contingent acquisition consideration paid	—	—	(45)	—	(45)

	574	(52)	(2,334)	—	(1,812)

Net cash inflow/(outflow) from investing activities	1,294	105	(2,893)	(157)	(1,651)

The Consolidated Statements of Cash Flows are continued overleaf.

CRH plc AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 35—SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statements of Cash Flows

	for the year ended December 31, 2005
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from financing activities
Inflows
Proceeds from issue of shares	40	—	—	—	40
Increase in interest-bearing loans and borrowings	—	—	797	—	797
Increase in finance lease liabilities	—	—	7	—	7

	40	—	804	—	844

Outflows
Increase in liquid investments	—	—	(15)	—	(15)
Repayment of interest-bearing loans and borrowings	—	—	(250)	—	(250)
Repayment of finance lease liabilities	—	—	(13)	—	(13)
Net cash movement in derivative financial instruments	—	—	(103)	—	(103)
Dividends paid to equity holders of the Company	(164)	—	—	—	(164)
Dividends paid to minority interests	—	—	(9)	—	(9)

	(164)	—	(390)	—	(554)

Net cash (outflow)/inflow from financing activities	(124)	—	414	—	290

Increase/(decrease) in cash and cash equivalents	3	(85)	111	—	29

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	52	136	884	—	1,072
Translation adjustment	—	16	32	—	48
Increase/(decrease) in cash and cash equivalents	3	(85)	111	—	29

Cash and cash equivalents at December 31	55	67	1,027	—	1,149

NOTE 36—POST BALANCE SHEET EVENTS

On April 18, 2008, CRH Finance (U.K.) PLC. issued U.K.£250 million notes with a coupon of 8.25% maturing on April 24, 2015. CRH plc unconditionally guaranteed the due and punctual payment of the principal and interest due on the notes.

SCHEDULE II

CRH plc AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Translation Adjustment	Balance at end of period
			(a)	(b)
	(€m)
2007
Doubtful debts	113	61	(8)	(32)	(5)	129

2006
Doubtful debts	107	43	(5)	(27)	(5)	113

2005
Doubtful debts	96	40	(6)	(30)	7	107

(a)	Amounts recovered during the year.
(b)	Amounts written-off.

S-1