Form 20-F
period 2008-12-31
CRH PUBLIC LTD CO
filed 2009-05-08
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

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

Republic of Ireland

(Jurisdiction of incorporation or organisation)

Belgard Castle, Clondalkin, Dublin 22, Ireland

(Address of principal executive offices)

Glenn A. Culpepper

Tel: +353 1 404 1000

Fax: +353 1 404 1007

Belgard Castle, Clondalkin, Dublin 22, Ireland

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
CRH plc
Ordinary Shares/Income Shares of €0.34 each	The Irish Stock Exchange Limited The London Stock Exchange Limited The New York Stock Exchange*
American Depositary Shares, each representing the right to receive one Ordinary Share	The New York Stock Exchange

CRH America Inc.
5.625% Notes due 2011 guaranteed by CRH plc 6.000% Notes due 2016 guaranteed by CRH plc 8.125% Notes due 2018 guaranteed by CRH plc	The New York Stock Exchange The New York Stock Exchange The New York Stock Exchange

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each **	548,502,378
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, among other statements, certain statements in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends, and “Trend Information— 2009” on pages 62 to 64, and statements in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information—Risk Factors” and in “Item 5—Operating and Financial Review and Prospects”.

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

The selected consolidated financial data for the three years ended 31 December 2008 have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report.

Performance Indicators

CRH uses a number of non-GAAP performance indicators to monitor financial performance. These are summarised below and discussed later in this report.

Interest Cover Ratio. Interest Cover Ratio is used by management as a measure matching the earnings and cash generated by the business to the underlying funding costs. Major non-public financings by the Group and the Group’s major bank facilities incorporate covenants based on the Interest Cover Ratio rather than debt to shareholders’ funds. Interest Cover Ratio is presented here to provide a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of EBITDA (Earnings before interest, taxes, depreciation and amortisation, as computed on page 30) to net interest and a table reconciling net interest and EBITDA to finance costs and finance revenue and Group net profit for the financial year is presented on page 30. EBITDA excludes any profit or loss on the sale of non-current assets.

Organic Revenue, Organic Operating Profit. Exchange translation movements can have a significant impact on the reported results for the Group, and can distort comparisons of underlying performance; for example, the decline in the value of the US dollar in 2008 combined with movements in the average exchange rate for the Group's other operating currencies resulted in an adverse translation impact of €50 million at profit before tax level. Furthermore, CRH pursues a strategy of growth through acquisitions, with approximately €1 billion spent on acquisitions in 2008 and over €2 billion spent on acquisitions in 2007; these acquisitions contributed strongly to the change in revenue and operating profit in 2008, adding incremental revenue of €1,902 million and incremental operating profit of €123 million compared with 2007. Because of the impact of both exchange translation and acquisitions on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage or ongoing) operations each year; organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions, the impact of exchange translation and the impact of any non-recurring items. In “Item 5—Operating and Financial Review and Prospects” which follows, changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 33 below.

Group Income Statement Data

Year ended 31 December

	2008 (a)	2008	2007	2006	2005	2004
(Amounts in millions, except per share data and ratios)	US$m	€m	€m	€m	€m	€m
Revenue	27,660	20,887	20,992	18,737	14,449	12,755
Group operating profit (b)	2,438	1,841	2,086	1,767	1,392	1,220
Profit before tax	2,156	1,628	1,904	1,602	1,279	1,104
Income tax expense	485	366	466	378	273	232
Profit attributable to equity holders of the Company	1,653	1,248	1,430	1,210	998	866
Group operating profit as a percentage of sales revenue	8.8%	8.8%	9.9%	9.4%	9.6%	9.6%
Basic earnings per Ordinary Share	308.7c	233.1c	262.7c	224.3c	186.7c	163.6c
Diluted earnings per Ordinary Share	307.0c	231.8c	260.4c	222.4c	185.2c	162.7c
Dividends paid during calendar year per Ordinary Share	90.7c	68.5c	58.5c	41.2c	34.6c	29.5c
Average number of Ordinary Shares outstanding (millions of shares)	535.5	535.5	544.3	539.4	534.3	529.5
Ratio of earnings to fixed charges (times) (c)	3.9	3.9	5.0	5.2	5.6	6.0

(a)	The translation from euro into US dollars has been made at the rate of €1.00 to US$1.3243 (the Bloomberg Foreign Exchange Fixings Rate (BFIX) at noon on 30 April 2009).
(b)	Group operating profit is shown before profit on disposal of non-current assets, net finance costs, share of associates’ profit after tax and income tax expense.
(c)	The ratio of earnings to fixed charges was computed by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: profit before tax adjusted to exclude the Group’s share of associates’ profit after tax; fixed charges; and dividends received from associates. The fixed charges were calculated by adding finance costs; discounts and expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.

Group Balance Sheet Data

	As at 31 December
	2008 (a)	2008	2007	2006	2005	2004
(Amounts in millions, except per share data and debt ratio)	US$m	€m	€m	€m	€m	€m
Total assets	27,971	21,121	19,788	18,345	16,053	13,072
Net assets (b)	10,802	8,157	8,020	7,104	6,234	4,979
Non-current interest-bearing loans and borrowings	8,313	6,277	5,928	5,313	4,524	3,802
Ordinary shareholders’ equity	10,708	8,086	7,953	7,062	6,194	4,944
Equity share capital	246	186	186	184	182	181
Number of Ordinary Shares at 31 December (millions of shares)	548.5	548.5	547.2	542.8	536.3	532.6

Other Data

As at 31 December
Net debt (c)	8,066	6,091	5,163	4,492	3,449	2,758
Debt ratio (d)	75.3%	75.3%	64.9%	63.6%	55.7%	55.8%
Year ended 31 December
Expenditure on acquisitions and investments (e)	1,420	1,072	2,227	2,311	1,298	1,019
Expenditure on property, plant and equipment	1,376	1,039	1,028	832	652	551

(a)	The translation from euro into US dollars has been made at the rate of €1.00 to US$1.3243 (the Bloomberg Foreign Exchange Fixings Rate (BFIX) at noon on 30 April 2009).
(b)	Net assets is calculated as the sum of total assets less total liabilities.
(c)	Net debt is calculated as the sum of interest-bearing loans and borrowings and derivative financial instruments, net of cash and cash equivalents and liquid investments.
(d)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.
(e)	Expenditure on acquisitions and investments including net debt assumed on acquisition and deferred and contingent acquisition consideration paid.

Exchange Rates

In this Form 20-F, references to “US$”, “US dollars” or “US cents” are to United States dollars, references to “euro”, “euro cent”, “cent”, “c” or “€” are to the euro and “UK£” or “pounds sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom” or “UK”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”), Canadian dollar (“CAD”), Chinese Renminbi (“RMB”), Argentine Peso (“ARP”), Ukrainian Hryvnia (“UAH”) and Israeli Shekel (“ILS”).

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. The noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Bank of New York (the “FXB Noon Buying Rate”) on 31 December 2008 was €1 = US$1.3919 and the Bloomberg Foreign Exchange Rate (BFIX) at noon on 30 April 2009 was €1 = US$1.3243.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US dollars per €1 (to the nearest cent) using the Bloomberg Foreign Exchange Fixings Rate (BFIX) at noon for April 2009 and the FRB Noon Buying Rate for all other periods.

Years ended 31 December	Period End	Average Rate *	High	Low
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
2007	1.46	1.38	1.49	1.29
2008	1.39	1.47	1.60	1.24
2009 (through 30 April 2009)	1.32	1.31	1.39	1.25

Months ended
November 2008	1.27	1.27	1.30	1.25
December 2008	1.39	1.35	1.44	1.26
January 2009	1.28	1.32	1.39	1.28
February 2009	1.27	1.28	1.31	1.25
March 2009	1.33	1.31	1.37	1.25
April 2009 (through 30 April 2009)	1.32	1.32	1.35	1.29

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Company’s Consolidated Financial Statements (see page F-10).

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

Solely for the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the FRB Noon Buying Rate applicable at the date of payment, except for the final 2008 dividend, for which the Bloomberg Foreign Exchange Fixings Rate (BFIX) at noon on 30 April 2009 was used. The final dividend will be paid on 11 May 2009.

	euro cent per ordinary share			Translated into US cents per ADS
Years ended 31 December	Interim	Final	Total	Interim	Final	Total
2004	9.60	23.40	33.00	12.42	31.68	44.10
2005	11.25	27.75	39.00	13.31	35.30	48.61
2006	13.50	38.50	52.00	17.15	52.14	69.29
2007	20.00	48.00	68.00	28.96	73.96	102.92
2008	20.50	48.50	69.00	26.00	64.23	90.23

*	The average of the US dollar / euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the Bloomberg Foreign Exchange Fixings Rate (BFIX) at noon for April 2009 and the FRB Noon Buying Rate for all other periods.

Risk Factors

This section describes the material risks that could affect the Group’s business. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction—Forward-Looking Statements”.

Current global economic conditions have negatively impacted and may continue to impact CRH’s business, results of operations and financial condition.

CRH’s operating and financial performance is influenced by the economic conditions of the countries in which it operates, particularly in Ireland, the European Union and North America. A continuation or worsening of the current strained global economic conditions and the volatility of international markets could result in a further general reduction in business activity and consequent loss of income for CRH. Economic uncertainty exacerbates negative trends in construction activity and may cause certain CRH customers to push out, cancel or refrain from placing orders. Difficulties in obtaining capital and deteriorating market conditions may also lead to the inability of some customers to obtain affordable financing, resulting in lower sales for CRH. These conditions and uncertainty about future economic conditions make it challenging for CRH to forecast its operating results and identify the risks that may affect its business, results of operations and financial condition. If CRH is not able to adapt in sufficient time and appropriately to changes resulting from the difficult environment, CRH’s business, results of operations and financial condition may be materially and adversely affected. To the extent government funding through governmental infrastructure programmes is decreased or terminated as a result of these macroeconomic developments or significant change in government policy, Group revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programmes. In addition, a prolonged period of instability in the financial markets would have an adverse impact on the valuations of CRH’s pension plan assets and could result in the need for CRH to make additional contributions to its defined benefit plans.

CRH may suffer from decreased customer demand as a consequence of reduced construction activity.

Some of the Group’s customers may be reluctant to embark on construction projects in the current market due to the general view that property values will continue to decrease or due to the increased cost or unavailability of debt financing, low investor confidence and concern that the economic downturn will adversely affect occupational demand and rental growth. These factors could result in the possible disruption or curtailment of construction activity which in turn could reduce demand for CRH’s products and materials and have a material adverse effect on Group operations, financial performance or prospects.

CRH’s business may be affected by the default of counterparties in respect of money owed to CRH.

As a consequence of its normal operations, CRH is often owed significant amounts by contract counterparties (particularly in construction) which amounted to €552 million as at 31 December 2008. In addition, CRH often holds significant cash balances on deposit with financial institutions or invested on a short-term basis, which amounted to €927 million as at 31 December 2008. These contractual arrangements, deposits and other financial instruments give rise to credit risk on amounts due from counterparties. In the current business environment, there is an increased exposure to the default of counterparties, including financial institutions and customers with bad debts, if the economic conditions continue to worsen, which may among other things, reduce CRH’s cashflows.

CRH operates in cyclical industries which are affected by factors beyond Group control such as the level of construction activity, fuel and raw material prices, which are in turn affected by the performance of national economies, the implementation of economic policies by sovereign governments and political developments.

Group financial performance is closely tied to the performance of the residential, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by many factors that are beyond Group control, including:

•	the price of fuel and principal raw materials such as bitumen, steel and polystyrene bead (which in 2008, accounted for approximately 11% of annual Group sales revenues);

•	the performance of national economies in the 35 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates—for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•

the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the “Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users” and the National Development Plan in Ireland; and

•	the level of demand for construction materials and services.

Each of the above factors could have a material adverse effect on Group operating results and the market price of CRH’s securities.

CRH pursues a strategy of growth through acquisitions. CRH may not be able to continue to grow as contemplated in its business plan if CRH is unable to identify attractive targets, raise funds on acceptable terms, complete such acquisition transactions and integrate the operations of acquired businesses.

A key element of the Group’s growth strategy is to continue its acquisition strategy mainly through value-enhancing mid-sized deals and occasionally larger strategic acquisitions. With a challenging trading backdrop to many of CRH’s businesses, management’s focus is limited to acquisition opportunities that offer compelling value and exceptional strategic fit. This strategy depends on the ability to identify and acquire suitable assets at acceptable prices, which meet its stringent cash flow and return on investment criteria, which require new investments to give returns well in excess of CRH’s cost of capital. CRH may not be able to identify suitable companies which meet its stringent cash flow and return on investment criteria, and, even if identified, may not be able to acquire them. The current global credit market conditions mean financial institutions are applying more stringent lending criteria and the availability of debt is low by historical comparison. If these conditions worsen further it may be more costly, or impossible, for CRH to raise funds to take advantage of opportunities. At the same time, the Group’s competitors also strive to expand through acquisitions and may bid for companies that CRH views as potential acquisition targets. In addition, acquisitions may require competition law approval, the assimilation of new operations, products, services and personnel and may cause dissipation of Group management resources, as management may have to divert attention from day-to-day business operations to focus on addressing such issues. The Group’s ability to realise the expected benefits from future acquisitions depends, in large part, on its ability to integrate the new operations with existing operations in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its business and, accordingly, may be deprived of the expected benefits of the acquisitions.

CRH faces strong competition in its various markets, and if CRH fails to compete successfully its market share will decline.

CRH continually faces competition in the markets in which Group companies operate. The competitive environment in which the Group operates can be significantly affected by local factors, such as the number of competitors, production capacity, economic conditions and product demand in the local market. In several markets, downward pricing pressures are experienced from time to time as a result of competitive pressures and the Group is not always able to recover quickly increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices. If CRH is consistently unable to recover increased operating expenses through higher selling prices, the Group’s results of operations could be adversely affected.

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

CRH is subject to a broad and increasingly stringent range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which the Group operates. This results in significant compliance costs and could expose the Group to legal liability or place limitations on the development of the Group’s operations. The current and evolving laws, regulations and standards relate to, among other things, air (including greenhouse gases, such as the European Union’s proposed National Allocation Plan (Phase III) for emissions standards set to begin in 2012) and noise emissions, wastewater discharges, avoidance of soil and groundwater contamination, the use and handling of hazardous materials and waste disposal practices.

Environmental and health and safety laws, regulations and standards also may expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, some soil and groundwater contamination has occurred in the past at a limited number of sites, although to date the remediation costs have not been material to CRH. Currently, a total of 22 sites have reported soil or groundwater contamination issues, mainly due to historical hydrocarbon contamination, which require ongoing monitoring and may require future remediation. Some heavy metal and solvent contamination is present at a small number of these 22 sites. Such contamination might occur or be discovered at other sites in the future. Consistent with the past practice of its business, CRH continues to monitor or remediate soil and groundwater contamination at certain of these sites. Despite CRH’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

Based on information currently available, CRH has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, CRH cannot predict environmental matters with certainty, and Group budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in law or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the Group’s operations, which in turn could have a material adverse effect on CRH’s reputation, business, results of operations and overall financial condition.

For additional information see also “Item 4—Information on the Company—Environmental Regulations”.

CRH may be adversely affected by governmental regulations.

CRH is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition, financial reporting, taxation and other matters.

CRH expects its employees to comply with a code of conduct that involves best practice in relation to regulatory matters but cannot guarantee that its operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial condition or results of operations.

Economic, political and local business risks associated with international revenue and operations could adversely affect CRH’s business.

CRH operates mainly in Western Europe and North America as well as, to a lesser degree, in developing markets in Eastern Europe, South America, Turkey, China and India. The economies of these countries are at different stages of socio-economic development. Consequently, CRH’s future results could be harmed by a variety of factors, including:

•	changes in the specific country’s or region’s political or economic conditions, particularly in the emerging markets in which CRH operates;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	differing labour regulations;

•	unexpected changes in regulatory requirements; and

•	state-imposed restrictions on repatriation of funds.

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

Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment tests. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised.

Impairment tests conducted during the 2007 and 2008 financial years indicated that no impairment had occurred. Testing in 2006 identified an impairment in respect of the Group’s 45% share of goodwill in the Cementbouw B.V. joint venture which was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100%

purchase of Cementbouw’s distribution, concrete and clay products activities. An impairment loss of €50 million was recognised in the Group Income Statement of CRH for the year ended 31 December 2006 and was reflected in the segment result for Europe Products in that year. See Note 1 to the Financial Statements, pages F-20 to F-23.

Goodwill does not affect cash flow. However, a full write-down of goodwill at 31 December 2008 would have resulted in a charge to income and reduction in equity of approximately €3.9 billion.

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

CRH conducts its business through subsidiary companies. In some cases, minority shareholders hold significant interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always align with those of CRH. The presence of minority interests may, among other things, impede CRH’s ability to implement organisational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Financial institution failures may cause CRH to incur increased expenses or make it more difficult either to utilise CRH’s existing debt capacity or otherwise obtain financing for CRH’s operations or financing activities.

CRH’s ability to access sources of liquidity during periods of liquidity stress (such as have been experienced in recent months) may be constrained as a result of current and future market conditions. If CRH is unable to fund future operations by way of financing, its business, financial condition and results of operations will be adversely impacted.

A downgrade in CRH’s credit ratings may increase its costs of funding.

CRH’s credit ratings of Baa1/BBB+ are on negative outlook with Moody’s Investors Services and Standard & Poor’s, respectively, and may be downgraded from current levels. A downgrade may result from specific factors relevant to CRH or from other factors (such as general economic weakness or sovereign credit rating ceilings).

Any material deterioration in CRH’s existing credit ratings may significantly reduce its access to the debt markets and increase its borrowing costs including interest rates payable on existing and future debt. Any of these factors could have a material adverse effect on CRH’s businesses, results of operations and overall financial condition.

CRH has incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH’s business activities.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition programme. As of 31 December 2008, CRH had outstanding net indebtedness of approximately €6.1 billion. A significant portion of CRH’s cash generated from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. In 2008, this portion was 22% (2007: 17%, 2006: 29%). If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments.

CRH has entered into certain financing agreements containing restrictive covenants, which could limit its operating and financial flexibility. Such covenants require CRH to maintain a certain minimum interest cover ratio, a certain minimum ratio of current assets to current liabilities, a certain maximum ratio of net debt to EBITDA and a minimum net worth, and place a maximum limit on the ratio of net debt to net worth. These restrictions could limit CRH’s flexibility in planning for, and reacting to, competitive pressures and changes in its business, industry and general economic conditions and limit its ability to make strategic acquisitions and capitalise on business opportunities.

Many of the Group’s subsidiaries operate in a currency other than the euro, and adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

A significant portion of Group revenues and expenses originates in currencies other than the euro, primarily in US dollars, pounds sterling, Swiss francs and Polish zloty. As at 31 December 2008, approximately 72% of Group shareholders’ funds were denominated in currencies other than the euro, predominantly the US dollar (41%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euro, such as the weakening of the US dollar against the euro, has impacted and may continue to impact the Group’s reported results. It is the Group’s policy to hedge partially its investment in foreign currencies by ensuring that net worth, net debt and net interest are spread across the currencies in which the Group operates, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk.

For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended 31 December 2008 see “Item 5—Operating and Financial Review and Prospects”.

CRH is exposed to interest rate fluctuations.

CRH is exposed to movements in interest rates which affect the amount of interest paid on borrowings and the return on its cash investments. As at 31 December 2008, 52% of CRH’s net debt was at floating interest rates. Any increase in relevant floating interest rates would reduce CRH’s profits.

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is the parent company for an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders’ merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is the largest company, based on market capitalisation, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and on the New York Stock Exchange in the United States. The market capitalisation of CRH as of 31 December 2008 was €9.5 billion.

The Group resulted from the merger in 1970 of two leading Irish public companies, Cement Limited (established in 1936) and Roadstone Limited (incorporated in 1949). Cement Limited manufactured and supplied cement while Roadstone Limited was primarily involved in the manufacture and supply of aggregates, readymixed concrete, mortar, coated macadam, asphalt and contract surfacing to the Irish construction industry.

The Company is incorporated in the Republic of Ireland. CRH is a public limited company operating under the Companies Acts of Ireland, 1963 to 2006 and the Investment Funds, Companies and Miscellaneous Provisions Act, 2006, each as amended. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its US agent is Oldcastle, Inc., 375 Northridge Road, Atlanta, Georgia 30350. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates.

The Group is organised into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Mexico, Canada, Chile and Argentina. From Group headquarters, a small team of executives exercises strategic control over its decentralised operations. The Group employs a total of approximately 93,500 people worldwide.

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

	2008		2007		2006
	Revenue	Operating profit	Revenue	Operating profit	Revenue	Operating profit
Share of revenue and operating profit
Europe Materials *	18%	34%	18%	28%	16%	24%
Europe Products	18%	12%	17%	15%	17%	12%
Europe Distribution	18%	11%	16%	10%	15%	10%
Americas Materials	24%	25%	26%	28%	25%	27%
Americas Products	15%	13%	17%	16%	19%	21%
Americas Distribution	7%	5%	6%	3%	8%	6%

Total	100%	100%	100%	100%	100%	100%

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregate and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, and most particularly in the period 2001 to 2008, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH now has operations in 35 countries, mainly in Western Europe and North America as well as, to a lesser degree, in developing markets in Eastern Europe, South America, Turkey, China and India.

*	See “Business Overview—Business Operations in Europe Materials” below for details of non-European countries grouped with Europe for reporting purposes.

Product Spread

Activities—Annualised production volumes

Materials
Cement	16.5 million tonnes *
Aggregates	225.9 million tonnes *
Asphalt	49.6 million tonnes *
Readymixed Concrete	20.9 million cubic metres

Products
Structural/Precast Concrete	10.6 million tonnes *
Architectural Concrete	29.3 million tonnes *
Clay	3.7 million tonnes *
Insulation	6.0 million cubic metres
Fencing & Security	11.5 million lineal metres
Glass/Rooflights	12.4 million square metres

Distribution
Builders Merchants	673 stores
DIY	246 stores

Strategy

Building materials is an inherently cyclical business linked primarily to GDP growth in local economies. Recognising the variability that cyclicality brings, CRH’s strategy is to sustain and build a balanced business with exposure to multiple demand drivers that can deliver CRH’s strategic vision to “be a responsible international leader in building materials delivering superior performance and growth”. Geographic and product diversity serves to smooth out some of the effects of changing economic conditions and to provide multiple opportunities for growth. Sectoral and end-use diversity reduces some of the effects of varying demand patterns across building and construction activity by maintaining a balanced portfolio of products, serving a broad customer base.

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

In 2008, CRH’s operations were balanced between geographic regions: 40% Western Europe, 45% North America and 15% Emerging Regions, the latter comprising operations in Eastern Europe, the Eastern Mediterranean, North Africa, South and Central America and Asia. While product balance remains weighted towards the heavyside with 75% in materials and concrete products and 25% in lightside products and distribution, each of these businesses deliver strong returns on capital through the cycle. Sectoral balance remains stable and end-use balance, which tends to trend towards Repair, Maintenance & Improvement (“RMI”) in developed economies, is counter-balanced by significant new build demand in developing economies.

While CRH’s strategy has evolved and will continue to evolve with the expansion and development of the Group, the solid foundation of a balanced business with an emphasis on performance delivery remains core. As we look to the future, CRH will continue to optimise its business positions in the developed world where returns are more predictable and business practices are more developed. In parallel, CRH will seek to establish, in a measured way, platforms for the future in emerging economies that show the potential for above-average growth.

*	Throughout this document tonnes denotes metric tonnes (i.e. 1,000 kilogrammes).

CRH manufactures and distributes building material products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal.

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

Products: Completing the Envelope

Strategy: To develop current strong positions and seek new platforms for growth in complementary product segments. Implementation focuses on increasing penetration for CRH products, edge expansion into new architectural products and solutions, developing positions to benefit from scale and best practice, and creating competitive advantage through product, process and end-use innovation.

Distribution: Fit-out and Renewal

Strategy: To build and grow a strong network of professional builders merchants and DIY stores primarily in metropolitan areas. Implementation focuses on organisational initiatives and best-in-class IT to realise operational excellence, optimise the supply chain and provide superior customer service, while seeking opportunities to invest in new regions and other attractive segments of building materials distribution.

General Development of the Business

Throughout the early and mid-1970s, the bulk of the Group’s income continued to be earned in Ireland, with overseas interests comprising a concrete products business in the UK and a builders merchanting business in the Netherlands, which had a small manufacturing division and one DIY store. A strategic decision was taken in 1977 to invest in familiar business sectors overseas and to develop the existing overseas operations. At the same time, the Group recognised the need to respond in Ireland to the energy crisis during the mid-1970s and invested a total of almost €200 million over the period 1975 to 1985 in modernising its two cement plants near Dublin and in Limerick.

Since that time, CRH’s strategic vision has been to become an international leader in building materials, delivering superior and sustained shareholder returns, while reducing its dependence on individual markets and achieving a balance in its geographic presence and portfolio of products.

CRH’s first acquisition in the United States was the 1978 purchase of Amcor, Inc., a producer of concrete products including pipe, masonry and precast, with plants in Utah, Idaho and Colorado. During the 1980s the Group continued to expand its concrete products activities in the United States and added primary materials to its range of activities with the acquisition in 1985 of Callanan Industries, an aggregates and asphalt business based in Albany, New York. Following the acquisition in 1990 of a 50% shareholding in HGP Industries, the largest independent glass fabricator in the United States, CRH’s US operations were reorganised into four product groups: Precast, Architectural Products, Materials and Glass. A fifth product group, Distribution, was added in 1996 with the acquisition of Allied Building Products, a national roofing/siding distributor based in New Jersey. In 2000, the Precast, Architectural Products, Glass and Distribution groups were organised into the Americas Products & Distribution division. The Materials group, which had been expanded by the acquisition of Tilcon in 1996 and of Thompson McCully in 1999, was designated the Americas Materials division at this time. In 2006 the acquisition of MMI Products, with operations in construction accessories, welded wire products and fencing, added a fifth product group to the Products & Distribution division. 2006 also saw the completion by the Group of its largest single acquisition, Ashland Paving And Construction (“APAC”), at a cost of €850 million, representing a major expansion for the Americas Materials division.

Meanwhile, during the same period the Group expanded its operations in Europe, adding clay products and fencing to its existing product range of mainly concrete products, while also completing bolt-on acquisitions to expand its network of builders merchanting and DIY outlets primarily in the Netherlands and the United Kingdom. CRH also expanded geographically in Europe during the 1980s and 1990s, establishing bases in Spain, Poland, Ukraine, Belgium, Germany and France, and in 1997 was organised into the Europe Materials and Europe Productions & Distribution divisions. In 1999/2000, the Group greatly expanded its Europe operations with the acquisition of Finnsementti/Lohja Rudus in Finland (including a readymixed concrete operation in Russia), the Jura group in Switzerland and of Ibstock Building Products in the United Kingdom. Also in 1999, the Group decided to divest its builders merchanting activities in the United Kingdom—this remains the only significant divestiture of a business by the Group. In 2003, the Group acquired the distribution and building products operations of Cementbouw, a leading Dutch building materials group with a total of 90 DIY and merchanting stores in addition to manufacturing a range of concrete and sand lime products. In 2004, with the acquisition of a 49% shareholding in Secil, a Portuguese manufacturer of cement and readymixed concrete, CRH also added acquired interests Secil’s operations in Tunisia and Lebanon. In the past three years, CRH’s geographic footprint has expanded to include investments in Turkey, China and India.

As a result of the planned geographic diversification, most particularly in the period 2001 to 2008 during which CRH has spent a total of approximately €11.5 billion on acquisitions and investments, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH now has operations in 35 countries, mainly in Western Europe and North America as well as, to a lesser degree, in developing markets in Eastern Europe, South America, the Mediterranean basin, China and India, employing approximately 93,500 people at over 3,700 locations.

The Group spent a net €2 billion on 69 acquisitions during the year ended 31 December 2006. In August 2006, CRH completed its largest acquisition to date, the €850 million purchase of APAC, an integrated aggregates and asphalt business in the midwest and south regions of the United States, complementing the Group’s existing Materials businesses in the north, midwest and west regions of the United States. The Group expanded its operations in the construction accessories sector with the acquisition of Halfen-Deha in Europe and MMI in the United States; in addition to its construction accessories activities, MMI also has wire reinforcement and fencing operations. The combined cost of these three acquisitions, at €1.3 billion, represented 61% of total 2006 spend on acquisitions and investments. The primary focus of the remaining acquisitions was on small to mid-sized transactions which complemented the Group’s existing operations, or expanded them into adjacent territories. These were effected across all divisions and major geographies.

Spending on acquisitions and investments in the year ended 31 December 2007 amounted to €2 billion on 78 acquisitions. The Group completed its first investments in Turkey and China, with the acquisition of a 50% shareholding in Denizli Cement, a 1.8 million tonne per annum modern cement plant in southwestern Turkey with a vertically integrated readymixed concrete business; and 100% of Harbin Sanling Cement, a modern 650,000 tonne cement plant in northeastern China. In the Americas, the Materials division acquired Conrad Yelvington Distributors, a rail-based distributor of aggregates in the southeastern United States, and completed the purchase of certain aggregates and readymixed concrete assets from Cemex in Florida and Arizona. In the

Americas Products business segment, the Glass group acquired the Vistawall group, a manufacturer of a broad range of architectural aluminium glazing systems. In the western US, the Group acquired Acoustical Materials Services, a distributor of interior products, a growing sub-sector for CRH’s US Distribution division. In Europe, the Group acquired Gétaz Romang, a building materials distributor in French-speaking Switzerland, which together with CRH’s existing operations in the German-speaking area of Switzerland, gave the Group strong national leadership, and acquired the remaining 55% of Cementbouw B.V., one of the leading readymixed concrete producers in the Netherlands. These 8 deals represented 56% of the total acquisition spend for 2007.

During the year ended 31 December 2008 CRH spent a total of €1 billion on 53 acquisition and investment transactions. The Group completed its first transaction in India during the year, acquiring a 50% shareholding in My Home Industries Limited, a cement producer headquartered in Hyderabad and with a current annual production capacity of approximately 3 million tonnes from modern facilities. In Europe, the Group acquired its first subsidiary in Hungary with the purchase of Ferrobeton, a precast concrete elements producer operating four plants in Hungary and one in Slovakia, which manufacture a similar product range to the Group’s existing operations in Romania. The European construction accessories business was expanded with the acquisition of Ancon, a UK-based designer and manufacturer of a range of stainless steel fixing systems, with operations in continental Europe, the Middle East and Australia. The Distribution group acquired an initial 35% shareholding in Trialis, an independent regional builders merchant operating 190 branches in central, south and southwest France. These 4 transactions accounted for 53% of the acquisition spend in 2008. Americas Materials completed 19 bolt-on transactions expanding its network of locations. In the Americas Products & Distribution division, 7 bolt-on transactions were completed across Precast, Architectural Products and MMI operations while Distribution completed one transaction in its exterior products business.

In January 2009 the Group acquired a 26% shareholding in Yatai Cement for RMB 2.1 billion (€224 million). Yatai is the leading cement manufacturer in northeastern China with 14 million tonnes of cement capacity currently being expanded to 18 million tonnes.

Business Overview

The percentage of Group revenue and operating profit for each of the six reporting segments for 2008, 2007 and 2006 is shown in the table on page 12.

Business Operations in Europe Materials

The Materials Division in Europe is a major vertically integrated producer of primary materials and value-added manufactured products operating in 19 countries and is actively involved in the Group’s development efforts in Asia.

Its principal products are cement, aggregates, readymixed concrete, concrete products, asphalt and lime. Ireland, Poland, Finland, Switzerland, Spain, Portugal and Ukraine, together with India and China in Asia and Turkey in the Mediterranean, are the major markets.

In total, the Division employs approximately 14,500 people at over 550 locations.

Product end-use (EBITDA basis)
Residential	35%
Non-residential	40%	New Construction	80%
Infrastructure	25%	Repair, Maintenance & Improvement (“RMI”)	20%

Total	100%	Total	100%

Products and Services	Location **	Annualised volumes ***

Cement *	China, Finland, India (50%), Ireland, Lebanon (25%), Netherlands, Poland, Portugal (49%), Switzerland, Tunisia (49%), Turkey (50%), Ukraine	16.5 million tonnes

Aggregates	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Slovakia, Spain, Switzerland, Ukraine	76.2 million tonnes

Asphalt	Finland, Ireland, Poland, Switzerland	4.2 million tonnes

Readymixed Concrete *	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%), Turkey (50%)	12.9 million cubic metres

Agricultural & Chemical Lime	Ireland, Poland	1.4 million tonnes

Concrete Products	Estonia, Finland, Ireland, Poland, Portugal (49%), Spain, Tunisia (49%), Ukraine	7.1 million tonnes

Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years.

Ireland

CRH is the largest supplier and producer of cement in the Republic of Ireland, accounting for approximately 55% of cement market demand in the whole island of Ireland. The Group operates two cement plants with a total annual production capacity of 2.6 million tonnes of clinker. Capacity utilisation was high at both plants in 2008. In December 2008 Irish Cement completed a €200 million investment project at its major cement facility near Dublin. The investment has created an ultra-modern, energy-efficient plant meeting world best practice emissions standards. Cement customers primarily comprise concrete producers and merchants supplying construction contractors and others. Sales to other CRH subsidiaries accounted for approximately 32% of Irish Cement’s revenue in the Republic of Ireland in 2008, with the next five largest customers accounting for approximately 33%. Competition comes principally from three cement plants, two in the Irish Republic and a third plant near Belfast. Results are influenced primarily by the level of construction activity in Ireland.

In addition to cement, CRH produces aggregates, readymixed concrete, concrete products and asphalt road products at 111 locations throughout Ireland. Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors, while readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and paving) are sold to both the public and private construction sectors. CRH is also involved in asphalt contracting and sells agricultural limestone to the farming community. The Group encounters strong competition in all of its markets and competes principally on quality, service and price. Operations are affected by the overall level of government capital expenditure, the level of activity in the housing, agricultural, industrial and commercial construction markets and by the weather.

*	Cement and readymixed concrete volumes exclude CRH’s 26.3% share of Uniland in Spain and 25% share of Mashav in Israel. CRH’s share of annualised production volumes for these businesses together amount to approximately 2.6 million tonnes of cement and 0.6 million cubic metres of readymixed concrete.
**	Percentages indicate percentage ownership by CRH where this is less than 100%.
***	Throughout this document tonnes denotes metric tonnes (i.e. 1,000 kilogrammes).

Finland/Baltics

CRH’s subsidiary Finnsementti is the sole cement manufacturer in Finland. Operating from two dry-process plants in southern Finland, the company has an annual capacity of 1.8 million tonnes of cement. Limestone is available under long-term supply agreements. Sales to other CRH subsidiaries accounted for approximately 26% of Finnsementti’s revenue in 2008. The company competes on the basis of the quality and consistency of its product and on the reliability of its service. Competition comes mainly from Germany, but also from Lithuania and Russia. Annual cement imports into Finland are reported to be approximately 0.25 million tonnes per annum.

CRH also produces aggregates, precast concrete products and readymixed concrete in Finland, and has locations in the Baltic States of Latvia and Estonia. CRH is the only Western readymixed concrete producer in St. Petersburg, Russia.

Central Eastern Europe

In Poland, CRH operates a modern dry process kiln at Ożarów, approximately 170km south east of Warsaw, with a total annual clinker production capacity of 2.8 million tonnes. Management is reviewing the timing of the requirement for additional cement capacity in Poland, and accordingly further expenditure has been postponed on the expansion project at Ożarów which was announced in 2007. A second smaller plant, located approximately 210km south east of Warsaw, has an annual clinker capacity of 0.28 million tonnes. CRH also produces a range of building materials including aggregates, asphalt, readymixed concrete, concrete products and lime in Poland.

The Group operates one wet-process cement plant in southwest Ukraine which produced 2.1 million tonnes of cement in 2008. An investment of €210 million to convert this facility to dry process is ongoing; this project, the first ever Joint Implementation Project registered by the United Nations, is expected to deliver significant efficiency savings and reduced CO2 emissions when commissioned in 2010. Substantial limestone reserves are located close to the plant.

Switzerland

With two modern, well-equipped, energy-efficient cement plants in Switzerland, CRH has an annual capacity of 1.0 million tonnes. Both plants are located close to large limestone deposits. CRH has a market share of approximately 23%. Competition comes principally from two cement manufacturers in Switzerland. CRH also has aggregates and readymixed concrete operations in Switzerland, which have strong regional positions in the central and northwestern regions of Switzerland, producing approximately 3.1 million tonnes of aggregates and over 0.9 million cubic metres of concrete annually. Approximately 43% of cement produced is sold to CRH’s readymixed concrete operations.

The Netherlands

CRH has cement transport and trading, readymixed concrete and aggregates operations in the Netherlands.

Iberia

CRH surface-mines aggregates from five quarries in Catalonia and one quarry in each of the Madrid, Valencia and Andalucia regions. During 2008, CRH produced approximately 3.0 million tonnes of aggregates of which approximately 94% was used to supply its own readymixed concrete and concrete products operations. Aggregate reserves in Spain are adequate to permit production at current operating levels for a minimum of eight years. CRH operates 70 readymixed concrete plants in Spain and in 2008 produced 2.5 million cubic metres of readymixed concrete. CRH also manufactures a variety of concrete products including blocks, pipe, paving slabs, steel reinforced beams and girders. CRH sources its cement supplies primarily from a number of major Spanish producers. Competition comes mainly from other large readymixed concrete producers and from a variety of small concrete product manufacturers in Spain. While the Group's largest market is the densely populated Catalonia region in northeastern Spain, it also operates readymixed concrete plants elsewhere in Spain.

CRH has a 26.3% equity stake in Corporación Uniland S.A. (“Uniland”), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia, Argentina and Uruguay.

CRH holds 49% of Secil—with joint management control. In Portugal, Secil operates three integrated cement plants with total capacity of 3.9 million tonnes, 49 readymixed concrete plants and 9 hard rock quarries. The company also produces precast concrete and mortars in Portugal. Secil is a prominent producer of cement in southeastern Tunisia where it has one plant with capacity of 1.3 million tonnes. In addition, Secil has a 51% investment in an integrated cement plant in Lebanon with a cement capacity of 1.3 million tonnes and a 51% investment in a cement grinding operation located in the south of Angola, and has a number of investments in other undertakings in Portugal. In 2008, Secil sold 6.2 million tonnes of cement (3.6 million tonnes in Portugal, 1.3 million tonnes in Tunisia, 1.0 million tonnes in Lebanon and 0.3 million tonnes in Angola), and also produced 2.1 million cubic metres of readymixed concrete and 3.5 million tonnes of aggregates in Portugal.

Eastern Mediterranean

CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel. Mashav's facility at Ramla has two modern dry process kilns with combined annual capacity of 4.0 million tonnes of clinker. The Har Tuv location has a single semi-dry process kiln with annual capacity of approximately 0.55 million tonnes of clinker.

CRH holds a 50% stake in Denizli Cimento, an integrated cement and readymixed concrete business in Turkey. Denizli has a modern cement facility with a clinker capacity of 1.8 million tonnes and is the market leader in the Aegean region of southwestern Turkey. The company has substantial limestone reserves. Denizli also operates a network of 14 readymixed concrete plants in Denizli and the surrounding area.

Asia

CRH operates a cement plant in the Heilongjiang region of China. Harbin Sanling is a modern plant with two clinker production lines and total cement capacity of 0.65 million tonnes per annum.

In 2008, CRH acquired a 50% joint venture stake in My Home Industries Limited (“MHIL”), a cement company with headquarters in Hyderabad and markets in the Andhra Pradesh region of Southeast India. MHIL has an annual cement capacity of 3.2 million tonnes. A new grinding plant is under construction which will increase capacity to 4.2 million tonnes during 2009.

Business Operations in Europe Products & Distribution

Products & Distribution in Europe is organised into two reportable segments, Products and Distribution. The Products segment is organised into three groups of related manufacturing businesses involved in concrete, clay and other building products. Distribution encompasses professional builders merchants and DIY stores.

Europe Products

The Products segment operates in 20 European countries with the Benelux, the UK, France and Germany accounting for the bulk of its revenue. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 21,300 employees at 523 operating locations.

Products and Services	Location	Annualised volumes

Architectural Concrete	Benelux, Denmark, France, Germany, Italy, Slovakia, UK	9.9 million tonnes

Structural Concrete	Benelux, Denmark, France, Hungary, Poland, Romania, Switzerland, UK	8.1 million tonnes

Clay Products	Benelux, Germany, Poland, UK	2.5 million tonnes

Building Products

Construction Accessories	Benelux, France, Germany, Ireland, Italy, Norway, Poland, Spain, Switzerland, Sweden, UK	n/a

Building Envelope Products	Benelux, France, Germany, Ireland, UK	3.2 million lineal metres 1.1 million square metres

Insulation Products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, UK	6.0 million cubic metres

Product end-use (EBITDA basis)
Residential	45%
Non-residential	40%	New Construction	75%
Infrastructure	15%	Repair, Maintenance & Improvement (“RMI”)	25%

Total	100%	Total	100%

Concrete Products

This group manufactures concrete products for two principal end-uses: pavers, tiles and blocks for architectural use, and floor and wall elements, beams and vaults for structural use. In addition, sand-lime bricks are produced for the residential market. The group has manufacturing operations in Benelux, Denmark, France, Germany, Italy, Hungary, Poland, Romania, Slovakia, Switzerland and the UK. Principal raw materials include cement, crushed stone and sand and gravel all of which are readily available locally.

The architectural products group manufactures a range of concrete pavers, tiles, blocks, precast vaults, drainage and sewerage products. In 2008, the architectural group acquired Jonker, a bolt-on to our Dutch paver business that strengthens our position in the important Amsterdam market.

The structural products group focuses on floor and wall elements, beams and other structural elements for use in structural applications. In 2008, the structural group expanded its activities into Hungary, with the acquisition of Ferrobeton, a leading player in the non-residential market.

Clay Products

The Clay Products group has operations in Belgium, Germany, Netherlands, Poland and the UK, with the Ibstock operation in the UK being the largest business. The group principally produces clay facing bricks, pavers, blocks and rooftiles.

Building Products

The Building Products group is active in lightside building materials and comprises three broad product segments: Construction Accessories, Building Envelope Products and Insulation.

The Construction Accessories group is a market leader in construction accessories in Europe. The platform was expanded in 2008 with the acquisition of Ancon, a UK-based designer and manufacturer of a range of stainless steel fixing systems, with operations in Continental Europe, the Middle East and Australia.

The Building Envelope Products business unit is mainly active in the non-residential construction market. The business unit comprises Fencing & Security (“F&S”), Daylight & Ventilation (“D&V”) and Roller Shutters & Awnings (“RSA”) businesses which specialise in entrance control and climate control products. F&S is a supplier of security solutions, which includes designing and manufacturing fencing and security gate systems and supplying access control systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports. Raw materials for fencing and security gate manufacturing comprise steel, aluminium, reinforced glass fiber, chain-link fabric and barbed wire purchased from a variety of sources. The D&V group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group comprises 18 manufacturing locations in Germany, Benelux, the UK and Ireland. The RSA group was established in 2006 by the acquisition of AVZ, a leading developer, assembler and distributor of roller shutter and awning systems in the Netherlands.

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

Europe Distribution

This segment has approximately 11,500 employees at 717 operating locations.

Products and Services	Location	Number of locations

Professional Builders Merchants	Austria, France, Germany, Netherlands, Switzerland	471 branches

DIY Stores	Benelux, Germany (48%), Portugal (50%) and Spain	246 stores

Product end-use (EBITDA basis)
Residential	75%
Non-residential	20%	New Construction	35%
Infrastructure	5%	Repair, Maintenance & Improvement (“RMI”)	65%

Total	100%	Total	100%

Professional Builders Merchants

Professional Builders Merchants caters to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants. Three bolt-on acquisitions in 2008 added 8 locations to the existing network of 116 builders merchants locations in the Netherlands. In Switzerland two acquisitions added 12 branches to the existing network and strengthened the group’s position as the largest builders merchant and the only country-wide supplier of sanitary ware, heating and plumbing (“SHAP”) products. In both France and Germany, CRH is a major regional distributor, with 91 locations in France. Bauking, in which we have a 47.82% stake, operates primarily in the northwestern half of Germany with 125 locations and our SHAP-activities expanded in 2008 with the acquisition of Paulsen, a leading player in the northern part of Germany.

In addition CRH holds a 21.66% stake in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region of France and acquired a 34.8% investment in Trialis, the leading independent builders merchant in France (190 locations) in 2008.

DIY

The DIY Europe platform operates under five different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany), Maxmat (Portugal) and BricoHouse (Spain) selling to DIY enthusiasts and home improvers. CRH operates 131 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. Bauking operates 54 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 34 stores. CRH has 11 DIY stores in Spain operating in the Alicante/Valencia region. Competition comes primarily from other national DIY chains and from local DIY stores.

Business Operations in Americas Materials

The Americas Materials Division is a major vertically-integrated supplier of aggregates, asphalt and readymixed concrete in the United States, with operations in 44 states. The Division also offers transportation, construction and paving services, employing a total of 22,000 people at over 1,400 operating locations.

Products and Services	Annualised volumes
Aggregates	149.7 million tonnes
Asphalt	45.4 million tonnes
Readymixed Concrete	8.0 million cubic metres

Product end-use (EBITDA basis)
Residential	15%
Non-residential	30%	New Construction	30%
Infrastructure	55%	Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%	Total	100%

The Division is the largest asphalt producer, the third-largest aggregates producer and one of the top 5 readymixed concrete producers in the US. Aggregate reserves are adequate to permit production at current operating levels for a minimum of 20 years.

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

In 2008 CRH reorganised its operations geographically into East and West, each containing four divisions.

East:

Northeast (including operations in New England, New York, New Jersey and Connecticut)

Mid Atlantic (Pennsylvania, Delaware, Virginia, West Virginia, Kentucky, eastern Tennessee and North Carolina)

Central (Ohio and Michigan) and

Southeast (Alabama, Georgia, South Carolina and Florida)

West:

Southwest (including operations in Texas, Oklahoma, Arkansas, Mississippi, western Tennessee, Missouri and Kansas)

Rocky Mountain/Midwest (Colorado, Wyoming, South Dakota, Iowa and Minnesota)

Northwest (Washington, Oregon and northern Idaho) and

Staker Parson (southern Idaho, Utah and Arizona)

Business Operations in Americas Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a presence in Mexico, Canada and South America. This Division is comprised of two reportable segments, Products and Distribution.

Americas Products

This segment comprises five groups of which four are in North America: Architectural Products, Precast, Glass and MMI, each with local and national market positions; the fifth group is in South America where CRH is a major producer of clay products in Argentina and has glass fabrication businesses in Argentina and Chile. This segment has approximately 20,200 employees at 395 operating locations.

Products and services	Location	Annualised volumes

Concrete Masonry, Patio Products, Pavers and Rooftiles	Canada, US	12.9 million tonnes

Prepackaged Concrete Mixes	US	1.6 million tonnes

Clay Bricks, Pavers, Tiles	Argentina, US	1.2 million tonnes

Precast Concrete Products	Canada, US	1.9 million tonnes

Glass Fabrication	Argentina, Canada, Chile, US	11.3 million square metres

Construction Accessories	US	n/a

Welded Wire Reinforcement	US	n/a

Fencing Products	US	8.3 million lineal metres

Product end-use (EBITDA basis)
Residential	30%
Non-residential	60%	New Construction	65%
Infrastructure	10%	Repair, Maintenance & Improvement (“RMI”)	35%

Total	100%	Total	100%

Architectural Products group (“APG”) APG, which is a large North American producer of concrete masonry, hardscape products, prepackaged concrete mixes and lightweight aggregates, as well as lawn and garden products, services the US and eastern Canada from 222 operating locations and 19 distribution centres in 38 states and two Canadian provinces. The residential and non-residential sectors combined account for over 95% of APG’s output, a significant proportion of which is used in the RMI and DIY sectors.

APG’s concrete masonry products are used for cladding and foundations. Hardscape products comprise pavers, retaining wall products and patio products.

Lawn and garden products, mainly bagged and bulk soil, mulch and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cementitious dry-mixes, marketed under the Sakrete® and ProSpec® brands, and lightweight aggregate are also important product lines. APG also includes Glen-Gery Corporation, a clay brick producer with an annual capacity of over 590 million bricks, operating 9 brick plants located primarily in the northeast and midwest regions of the United States.

Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

Precast group The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the US and Canada with 84 locations in 26 states and the province of Quebec.

The most significant precast concrete products are underground vaults sold principally to water, electrical and telephone utilities. Other precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins, street and highway products such as median barriers, culverts, short span bridges and precast flooring. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product. Plastic enclosures are also supplied to water, electrical and telephone utilities. Polymer trench is sold to the electric and railroad market.

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

Glass group The Glass group custom-manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With 72 locations in 26 states and four Canadian provinces, the Glass group is a large supplier of high-performance glazing products and services in North America, delivering to all of the top 50 MSA’s (Metropolitan Statistical Areas) in the US and four Canadian provinces.

Tempered glass and engineered aluminium glazing systems are building products with major applications in the RMI construction sector, and have a growing range of specialty uses in furniture, appliances, marine windows and in a wide range of architectural applications. The architectural glass product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colours and qualities. The engineered aluminium glazing systems product range includes a broad range of storefront and entrances, curtain wall, skylights and architectural windows.

MMI MMI Products Inc., acquired in April 2006, is a leading US manufacturer and distributor of building products used by the residential, non-residential and infrastructure sectors. Operations comprise three distinct product segments: the construction accessories business supplies over 2,000 specialised products used in concrete construction activities; the welded wire reinforcement division mainly supplies products for non-residential and infrastructure applications; the third business manufactures and distributes a variety of fencing and related products. The group has 17 manufacturing plants and 59 branches across 29 states and a plant in Mexico.

South America CRH operates 5 different companies in Argentina and Chile.

Canteras Cerro Negro is a clay roofing, wall and floor tiles producer. It owns two state-of-the-art production facilities in Olavarría, 350 km south of Buenos Aires. Cormela, acquired during 2008, produces clay bricks at a facility in Campana, 60 km from Buenos Aires.

Superglass (Argentina) and Vidrios Dell Orto (Chile) fabricate tempered, laminated and insulated glass.

Commercial Duomo is a specialised construction products retailer and wholesaler in Chile. The company was acquired in 2008 and operates 3 retail stores.

Americas Distribution

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), has 202 branches in 31 US states and 2 Mexican states, focused on major metropolitan areas. It comprises two divisions which supply contractor groups specialising in Roofing/Siding and Interior Products (wallboard, steel studs and acoustical ceiling systems). This segment has approximately 4,000 employees at 202 operating locations.

Products and Services	Location	Number of branches
Roofing/Siding	US	139 branches
Interior Products	Mexico, US	63 branches

Product end-use (EBITDA basis)
Residential	55%	New Construction	55%
Non-residential	45%	Repair, Maintenance & Improvement (“RMI”)	45%

Total	100%	Total	100%

Allied is a large distributor in the Roofing/Siding segment in the United States. Demand is largely influenced by residential replacement activity, with the key products having an average life span of roughly 20 years. This division also supplies commercial roofing products.

We have significantly expanded the Interior Products segment in recent years and this division now accounts for more than 40% of annualised Distribution sales. The primary customers are drywall contractors who are mainly involved in new residential and new commercial construction. Three of its 63 branches are in Mexico.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather.

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely aggregates and clay reserves, are found. CRH is a significant purchaser of certain important materials such as cement, bitumen, steel gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen, steel and fuel.

Organisational Structure

CRH is the holding company for an international group of companies. The principal subsidiary, joint venture and associated undertakings are listed in Exhibit 8.

Property, Plant and Equipment

At 30 April 2009, CRH and its joint ventures had a total of 2,879 building materials production locations, of which 1,796 were located in the Americas, 101 were located in the Republic of Ireland, 123 in Britain and

Northern Ireland and 859 in Mainland Europe. At the same date, CRH had a total of 919 Merchanting & DIY locations of which 202 were located in the Americas and 717 in Mainland Europe. 484 locations in the United States, 11 in the Republic of Ireland, 58 in Britain and Northern Ireland, 720 in Mainland Europe, and 5 in Canada are leased, with the remaining 2,520 locations held on a freehold basis.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. The Group’s principal properties by acreage at 30 April 2009 are listed below. All quarries are open pit.

Principal properties	Description	Title	Area (acres) *	Business activity
Republic of Ireland
Platin, Co. Meath	Cement plant and related land, quarries and buildings	Freehold	1,450	Manufacture of cement and clinker

Limerick, Co. Limerick	Cement plant and related land, quarries and buildings	Freehold	2,250	Manufacture of cement and clinker
Poland
Ożarów	Cement plant and related land, quarries and buildings	Freehold	1,500	Manufacture of cement and clinker

Environmental Regulations

Policy

CRH is committed to excellence in environmental management. Group environmental policy, applied across all Group companies, is to:

•	comply, at a minimum, with all applicable environmental legislation and continually improve our environmental stewardship towards industry best practice.

•	ensure that our employees and contractors respect their environmental responsibilities.

•	proactively address the challenges and opportunities of climate change.

•	optimise our use of energy and resources through efficiency gains and recycling.

•	promote environmentally-driven product innovation and new business opportunities.

•	be good neighbours in the many communities in which we operate.

Delivery

Achieving our environmental policy objectives at all our locations is a management imperative; this line responsibility continues right up to CRH Board level. Daily responsibility for ensuring that the Group's environmental policy is effectively implemented lies with individual location managers, assisted by a network of Environmental Liaison Officers (“ELOs”). At each year-end, the ELOs assist the Group Technical Advisor and his team in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

Environmental performance

During 2008, CRH spent approximately €56 million on environmental upgrades and improvements in Group subsidiary companies. Many companies reduced specific air emissions, increased recycling of water,

*	Approximate

continued with the use of secondary materials and achieved further process and energy efficiency gains, with direct economic as well as environmental benefits. We continued restoration of worked-out quarries and pits, and fostered biodiversity where it exists: 92% of all our quarries and pits now have restoration plans.

CRH publishes details of its environmental performance in its annual Corporate Social Responsibility Report, downloadable from www.crh.com. The entire 2007 Report was verified by DNV (Det Norske Veritas), and qualified as “A+” application level under the “G3” sustainability reporting guidelines of the GRI (Global Reporting Initiative). The 2008 CSR Report will be available by mid-2009. During 2008 CRH was again ranked among the sector leaders by a number of leading socially responsible investment rating agencies, and was again listed on the Dow Jones World and STOXX indexes and the FTSE4Good Index.

Addressing climate change

CRH recognises that climate change is a major challenge facing humanity, and is committed to playing its part in developing practical solutions. CRH is a core member of the Cement Sustainability Initiative (“CSI”) of the World Business Council for Sustainable Development (“WBCSD”). The CSI is a voluntary initiative by 18 of the world’s major cement producers, promoting greater sustainability in the cement industry.

In 2007, CRH committed to a 15% reduction in its specific CO2 cement plant emissions by 2015 compared with the 1990 specific emissions for the same portfolio of plants. This reduction is on track, and is being achieved through major capital investment programmes at its cement plants in Finland, Ireland, Ukraine and Poland. The Ukraine project is the world’s first Joint Implementation Project (JI-0001) registered by the United Nations under the flexible mechanisms of the Kyoto Protocol, and will replace an old technology wet-process plant with a state-of-the-art dry process plant.

CRH operated successfully within the pilot phase of the National Allocation Plans under the European Emissions Trading Scheme for the period 2005-2007, and is actively implementing a carbon reduction strategy in the context of the published Plans for the Kyoto phase for the period 2008-2012. Through Cembureau (European Cement Association) and the WBCSD, CRH is actively engaged in industry initiatives to develop appropriate carbon mitigation strategies post 2012.

Possible environmental liabilities

At 30 April 2009 there were no material pending legal proceedings relating to environmental regulations or to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of 2008 results

After a strong start, economic growth in Eastern Europe weakened as the year 2008 progressed, while in the core Eurozone countries the slower trading patterns evident in the second quarter intensified through the second half of 2008 with increasingly negative economic newsflow. In the United States, new residential construction continued its decline while the negative developments in financial markets in the second half of 2008 had a growing impact on previously resilient non-residential demand. US infrastructure volumes were adversely affected by the strong pricing necessary to recover sharply higher energy-related input costs.

Europe Materials had a positive first half of 2008 with continuing advances in Poland and Ukraine, together with recovery in Portugal, more than compensating for declines in the Irish and Spanish markets. However, with slowing construction activity in Eastern Europe and generally weaker trading patterns in other markets, profitability in the second half was close to 2007 levels. Overall, for the year, operating profit grew by 8%.

Europe Products & Distribution had a good start to the year; however, slower trading patterns evident through the second quarter intensified through the second half and operating profit for the year fell by 20%. Our Concrete Products operations launched significant cost reduction initiatives in response to weakening markets. The Clay Products business was severely impacted by the sharp downturn in UK housing construction, which necessitated sharp capacity cuts and cost restructuring. Building Products businesses generally performed well, with positive acquisition contributions and satisfactory demand in non-residential segments. Distribution activities benefited from acquisition effects but these were more than offset by weaker trading in builders merchanting in the second half of the year.

Our Americas Materials business, a national leader in aggregates, asphalt and readymixed concrete, with a major presence in infrastructure markets, saw operating profit decline 13% in US dollar terms. While highway funding was strong, with good spend from the multi-year Federal programme and from State and local sources, residential and non-residential demand declined. High energy-related input costs, particularly through the summer months, required a continuing intense focus on efficiency, cost and pricing initiatives. The achievement of price increases necessary to recover higher input costs led to sharp volume declines with an inevitable impact on profitability.

Americas Products & Distribution, which principally sells to the residential and non-residential sectors, saw operating profit decline 14% in US dollar terms. The Architectural Products and Precast groups, with their significant exposure to early stage construction, were most affected, with combined US dollar operating profit down approximately 50%. In contrast, the Glass group, whose products are utilised later in the construction cycle, delivered improved underlying profit and also benefited from the full-year inclusion of Vistawall acquired in June 2007. The initiatives implemented in 2007 to improve profitability at MMI resulted in a significant uplift in profit, despite the tough demand backdrop. Our products operations in South America once again reported positive outcomes. Distribution had an outstanding year with ongoing benefits from effective pricing, revenue and overhead management, and from the November 2007 acquisition of Acoustical Materials Services, which together delivered a substantial uplift in operating profit and margin.

Throughout 2008, our management teams responded early and progressively to weakening markets by implementing the necessary cost and efficiency measures across the Group and by focussing resolutely on cash generation. This unfortunately necessitated some painful adjustments in many of our operations but was essential to maintaining performance in challenging times.

Management’s Financial Review

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F. These financial statements have been prepared in accordance with IFRS.

The terms “ongoing”, “organic”, “underlying”, “like-for-like” and “heritage” have the same meaning in the discussion that follows.

General

The level of construction activity in the geographical areas in which Group businesses operate influences the Group’s results. Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the overall level of government capital expenditure, the level of activity in the housing, industrial and commercial construction markets and local weather conditions.

2008 saw major changes in the financial, economic and business climate worldwide. These events necessitated a significant shift in CRH’s short-term focus with the implementation of wide ranging cutbacks across CRH’s businesses and a significant curtailment of development activity as the economic environment deteriorated. Despite a very challenging backdrop, and the adverse translation effects of a weaker average US dollar/euro exchange rate, CRH performed robustly and succeeded in limiting the decline in performance following 15 consecutive years of growth between 1992 and 2007.

Revenue for 2008 amounted to €20.9 billion, similar to the 2007 level and in excess of €20 billion for the second consecutive year. Full year profit before tax amounted to €1.6 billion, a decrease of 14% compared to 2007, and in line with guidance provided in the Interim Management Statement of 11 November 2008 and in the Trading Update Statement of 6 January 2009. There was a lower decrease in earnings per share which fell 11% to 233.1c (2007: 262.7c), as a result of the share buyback and a lower effective tax rate, 22.5% compared with 24.5% in 2007.

Operating profit in CRH’s European divisions declined by €57 million to €1,049 million, a 5% decrease. Acquisitions completed in 2007 and 2008 contributed an incremental €73 million of operating profit, while organic operating profits declined by €130 million. Operating profit for the Americas operations decreased by €188 million to €792 million, down 19%. The weaker average US dollar/euro exchange rate accounted for €67 million of the decrease in operating profit. In US dollar terms, operating profit declined 13%. Overall operating profit margin decreased to 8.8% (2007: 9.9%).

Profit on disposal of non-current assets at €69 million was ahead of 2007 (€57 million).

Expenditure on acquisitions and investments during 2008 totalled approximately €1 billion.

CRH repurchased a total of 18.2 million Ordinary Shares in 2008, equivalent to 3.3% of the total outstanding at the end of 2007. In light of the stresses in financial markets, and to maintain maximum financial flexibility, the share repurchase programme was terminated in November 2008.

Interest Cover Ratio

Management believes that the EBITDA interest cover based ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. The calculation of net interest and EBITDA in the following table presents the various interest and EBITDA-related items of the Group Income Statement, added together to show net interest and EBITDA for each year.

As set out in Note 23 to the Financial Statements on page F-55, the Group’s major bank facilities and debt issued pursuant to note purchase agreements in private placements require the Group to maintain EBITDA/net interest (excluding share of joint ventures) no lower than 4.5 times for twelve-month periods ending 30 June and 31 December in each year. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus impacting the maturity profile of the Group’s debt and the Group’s liquidity.

Despite lower profitability in 2008, EBITDA/net interest cover remained high at 7.8 times for the year (2007: 9.4 times), above the Group’s comfort range of 6 to 6.5 times.

Calculation of EBITDA Interest Cover Ratio

	2008	2007	2006
	€m	€m	€m
Net Interest
Finance revenue (a)	(160)	(170)	(155)
Finance costs (a)	503	473	407

Net interest expense including joint ventures	343	303	252
Less share of joint ventures' net interest (c)	(13)	(14)	(16)

Net interest expense excluding joint ventures	330	289	236

Calculation of EBITDA
Group profit for the financial year (a)	1,262	1,438	1,224
Income tax expense (a)	366	466	378
Group share of associates’ profit after tax (a)	(61)	(64)	(47)
Finance revenue (a)	(160)	(170)	(155)
Finance costs (a)	503	473	407

Profit before finance costs (a)	1,910	2,143	1,807
Amortisation of intangible assets (b)	43	35	25
Profit on disposal of non-current assets (a)	(69)	(57)	(40)
Depreciation charge (including asset impairments) (b)	781	739	664

EBITDA including joint ventures	2,665	2,860	2,456
Less share of joint ventures' EBITDA (c)	(187)	(156)	(80)

EBITDA excluding joint ventures	2,478	2,704	2,376

	times
EBITDA interest cover ratio including joint ventures (EBITDA divided by net interest expense)	7.8	9.4	9.7

EBITDA interest cover ratio excluding joint ventures (EBITDA divided by net interest expense)	7.5	9.4	10.1

2008 compared with 2007

Results

For 2008, reported revenue was broadly in line with 2007, with declines in operating profit of 12% and in pre-tax profit of 14%. The key components of 2008 performance are analysed in the table on page 32.

Exchange translation effects

2008 saw a further decline in the value of the US dollar with the average US dollar/euro rate of 1.4708 being 7% weaker versus the euro than in 2007 (1.3705). This combined with movements in average exchange rates for

(a)	These items appear on the Group Income Statement on page F-2.
(b)	Amortisation of intangible assets and depreciation expense, which are reported in Notes 3 and 4 to the Financial Statements respectively (pages F-25 and F-26), Note 14 (page F-41) and Note 13 (page F-39) to the Financial Statements respectively, are not shown as separate line items in the Group Income Statement on page F-2.
(c)	The Group’s share of joint ventures’ net interest, operating profit and depreciation expense, which are reported in Note 2 (page F-24) to the Financial Statements, are not shown as separate line items in the Group Income Statement on page F-2.

CRH’s other operating currencies resulted in an adverse translation impact of €50 million at profit before tax level. The average and year-end exchange rates used in the preparation of CRH’s financial statements are included under Accounting Policies in the 2008 Financial Statements on page F-10.

Incremental impact of 2007 acquisitions

2007 acquisitions contributed incremental operating profit of €70 million on revenue of €1.372 billion, an effective incremental operating profit margin of approximately 5%.

In Europe, 2007 acquisitions generated an incremental €32 million in operating profit on revenue of €563 million to give a margin of approximately 5.7%. This reflected primarily the full-year impact of the Gétaz Romang acquisition completed by the Distribution group in May 2007, and the buyout of the outstanding 55% of the Cementbouw business at end-August 2007, which is now reported as part of the Europe Materials segment.

In the Americas, 2007 acquisitions contributed an incremental €38 million in operating profit on revenue of €809 million, with acquisitions across Products and Distribution operations accounting for the bulk of the total impact.

Incremental impact of 2008 acquisitions

The incremental impact from 2008 acquisitions amounted to €53 million in operating profit and €530 million in revenue, an effective operating margin of 10%.

Acquisitions by CRH’s European divisions operations contributed an incremental €41 million in operating profit and €411 million in revenue, a margin of 10%. Materials acquisitions added €16 million in operating profit and €74 million in revenue to the 2008 outcome, which included CRH’s 50% joint venture share in My Home Industries Limited in India acquired in May 2008. The acquisition in April of Ancon, the UK construction accessories business, and Hungarian precast concrete producer Ferrobeton, were the major contributors to an incremental €16 million in operating profit on revenue of €172 million from 2008 Products acquisitions. The contribution from 2008 acquisitions undertaken by Europe Distribution—€9 million in operating profit on revenue of €165 million—reflects primarily the strengthening of CRH’s sanitaryware, heating and plumbing business with three acquisitions in Switzerland and Germany in mid-2008.

2008 acquisitions in the Americas contributed an incremental €12 million in operating profit on revenue of €119 million, with acquisitions across Materials and Products operations accounting for most of the impact.

CRH’s 2009 results are expected to reflect a modest incremental impact from 2008 acquisitions, which on a combined basis, have annualised sales of approximately €0.8 billion.

Non-recurring items

There were no non-recurring items in 2008 or 2007.

Ongoing operations

2008 organic revenue declined by €1.248 billion, a reduction of approximately 6% compared with growth of just over 1% in 2007. Overall organic revenue declined by 4% in Europe while the reduction was 8% in the Americas; this compared with 2007 which saw organic revenue growth of approximately 8% in Europe and a decline of 5% in the Americas. Underlying operating profit fell by €301 million compared with a growth of €164 million in organic operating profits in 2007.

Underlying operating profit for CRH’s European operations fell by €130 million on an underlying revenue reduction of €434 million, reflecting the impact of weaker markets, particularly in the second half of the year. Operating profits for the Materials businesses in Europe were flat for the year, with a positive first half offset by generally weaker trading patterns in the second half. The Products business in Europe experienced increasingly difficult trading conditions, with a €27 million operating profit decline in the first six months followed by further declines in the second half to result in an overall decline of €99 million for the year. While first-half underlying operating profit in the Europe Distribution business was in line with 2007, weakening consumer confidence had an adverse impact in the second half with the overall decline in underlying profits amounting to €35 million.

CRH’s operations in the Americas had a challenging year reporting a decline of €814 million in underlying revenue and a decline of €171 million in like-for-like operating profit. The Materials Division continued to achieve success in recovering higher energy and other input costs, but with significant like-for-like volume declines, underlying operating profit fell by €86 million. Throughout the year, the negative developments in financial markets had a growing impact on previously resilient US non-residential demand, while residential activity continued to weaken with the Products businesses reporting falls of €291 million in revenue and €94 million in operating profits from underlying operations. While CRH’s Distribution operations in the Americas suffered from the decline in residential construction, effective pricing and revenue and overhead management resulted in underlying operating profit being €9 million higher than 2007.

Key Components of 2008 Performance

€ million	Revenue	Operating profit *	Profit on disposals	Trading profit	Finance costs	Associates’ profit after tax	Pre-tax profit
2007 as reported	20,992	2,086	57	2,143	(303)	64	1,904
Exchange effects	(759)	(67)	(1)	(68)	17	1	(50)

2007 at 2008 exchange rates	20,233	2,019	56	2,075	(286)	65	1,854
Incremental impact in 2008 of:
—2007 acquisitions	1,372	70	—	70	(67)	2	5
—2008 acquisitions	530	53	—	53	(29)	2	26
Ongoing operations	(1,248)	(301)	13	(288)	39	(8)	(257)

2008 as reported	20,887	1,841	69	1,910	(343)	61	1,628

% change as reported	-%	-12%		-11%			-14%

Reported 2008 pre-tax profit of €1,628 million includes the Group’s share of associates’ after tax profit of €61 million. The tax charge at 22.5% of the Group profit before tax decreased compared with 24.5% in 2007.

Group profit for 2008 amounted to €1,262 million, a decrease of 12% on 2007 Group profit of €1,438 million.

*	Throughout this document operating profit is before profit on disposal of non-current assets.

Operating profit margins

Overall operating profit margin for the Group fell by 1.1 percentage points to 8.8%, with all segments except Europe Materials and Americas Distribution experiencing margin declines. The table below summarises the margins by business.

Operating Profit Margin Data

	2008	2007
Europe Materials	17.1%	16.1%
Europe Products	6.1%	8.5%
Europe Distribution	5.1%	6.2%
Americas Materials	9.2%	10.5%
Americas Products	7.3%	9.7%
Americas Distribution	6.4%	5.3%
Group	8.8%	9.9%

Segment review

Europe—Materials

2008 overview

	% of Group	2008	2007	Change	Analysis of change
						Acquisitions		Exchange Translation
€ million					Organic	2007	2008
Sales revenue	18	3,696	3,651	+45	-205	+194	+74	-18
Operating profit	34	631	586	+45	+4	+19	+16	+6
Operating profit margin		17.1%	16.1%

Europe Materials experienced a change in economic conditions during 2008. After a positive first half when continuing advances in eastern Europe more than compensated for declines in Ireland and Spain, the deteriorating global economic environment impacted second half performance. Overall, operating profit for the year was up 8% on a record 2007 performance.

Ireland

Construction demand in Ireland fell significantly in 2008. The decline of the residential sector, which commenced in 2007, accelerated through the year. Sales to the commercial sector, which were strong in the first half, weakened considerably in the second half. The infrastructure and agricultural sectors continued to see strong demand. Cost reduction programmes were intensified with consequent one-off rationalisation costs. Overall operating profit declined compared to 2007.

The Netherlands

In the Netherlands, CRH’s cement trading, readymixed concrete and aggregates business, consolidated into Europe Materials in 2007, had a good first full year in the division and exceeded target returns.

Finland/Baltics

Finland’s economy grew at a more modest rate in 2008 following the strong expansion of recent years. Overall construction demand advanced during the first half; however, the second half saw slowing non-residential construction, an accelerating decline in residential output and completion of a number of infrastructure projects. As a result, demand for CRH’s products was at a lower level than in 2007; however, improved efficiencies and strong cost control led to increased operating profit. The Baltic States had a difficult year and overall profit in Latvia and Estonia declined. CRH’s operations in St. Petersburg benefited from declining input costs, but weaker second-half demand resulted in a lower outcome.

Central/Eastern Europe

The Polish construction market experienced a good year. Increases in commercial and industrial construction compensated for a decline in infrastructure and public non-residential building and also in housing activity in the main cities. Cement volumes remained at 2007 levels. The concrete products businesses performed very well with increased volumes in readymixed concrete and pavers, although walling products were impacted by a slowdown in the residential sector. Overall in Poland, improved efficiencies and good input cost recovery resulted in improved margins and operating profit was up significantly on 2007 levels. In Ukraine, cement volumes grew strongly in the first half but fell back in the second half as political and economic difficulties intensified. However, better pricing and the use of coal in place of high cost natural gas resulted in higher operating profit.

Switzerland

Infrastructure and public non-residential spending increased and more than compensated for declines in housing and industrial activity. Cement volumes were in line with 2007 levels but significant fuel cost increases were not fully recovered resulting in cement profits behind 2007. Margins in CRH’s readymixed concrete and aggregates business increased and the outcome was ahead of 2007. CRH’s combined Swiss operations delivered a satisfactory performance in 2008.

Iberia and Eastern Mediterranean

Construction activity in Spain fell significantly. New infrastructural projects in Catalonia benefited CRH’s operations in the second half of the year. However, the residential and non-residential sectors were particularly affected and despite adjusting capacity by consolidating locations, operating profit declined significantly. The Portuguese economy grew in 2008; however, construction declined with lower activity in all sectors. CRH’s Secil joint venture with three cement plants operated at full capacity taking advantage of strong export markets. Secil also enjoyed a positive performance in its activities outside Portugal and reported a good uplift in operating performance due to a favourable pricing environment and production efficiencies. Construction demand in the Southwest Aegean region of Turkey was somewhat negative and this, combined with increased competition, resulted in declining volumes and prices, and lower operating profit, from CRH’s joint venture Denizli Cement.

Asia

Sanling Cement in northeastern China achieved record volumes and improved factory efficiency. However, competitive pricing in the region resulted in a lower outcome. CRH’s 50% Indian joint venture, My Home Industries Limited (“MHIL”), has been included in CRH’s consolidated results from May 2008. The significant economic and construction growth in the Andhra Pradesh market continued as anticipated and MHIL performance was ahead of CRH’s expectations.

Europe—Products

2008 overview

					Analysis of change
	% of Group	2008	2007	Change	Organic	Acquisitions		Exchange Translation
€ million						2007	2008
Sales revenue	18	3,686	3,628	+58	-143	+100	+172	-71
Operating profit	12	224	308	-84	-99	+6	+16	-7
Operating profit margin		6.1%	8.5%

Following a positive first quarter, CRH’s markets became increasingly difficult as the year progressed and its Products operations saw operating profit decline by 27%, impacted by €35 million of rationalisation costs.

Concrete Products

Architectural operations faced difficult conditions in several markets in 2008 and performed significantly below 2007. CRH’s Belgian, French and Danish paver and tiles businesses suffered from weak residential markets and falling consumer confidence while its UK block business experienced a significant volume drop. In Germany, the downturn in new residential construction impacted results. Results in CRH’s Dutch operations improved driven by a restructuring project which commenced in 2007, while its Slovakian businesses continued to perform strongly. CRH’s structural concrete business delivered profits below 2007. Danish and Irish businesses were significantly impacted, from the beginning of the year, by difficult conditions in residential markets. Belgium and the Netherlands, which include CRH’s sand-lime brick operation, were less affected, with the decrease in the residential sector only becoming evident from the third quarter. CRH’s operations serving non-residential markets across Europe performed well, with strong results in Belgium and France driven by tight operational control. Significant restructuring involving factory closures and capacity reduction was undertaken across both Architectural and Structural operations during 2008.

Clay Products

Results in the Clay Products group declined significantly in 2008, primarily due to difficulty in the UK brick market. In response to falling revenues, four factories were closed, extensive production shutdowns implemented and overhead costs reduced. Energy prices increased significantly during the year which, combined with production cut-backs, closure costs and redundancy programmes, resulted in an outcome well below the prior year. In Mainland Europe, CRH’s country-based organisation was restructured to form two operating regions, Central Europe and Eastern Europe, improving cross border trading and reducing administration costs. Volumes declined as the year progressed; however, this was largely offset by strong pricing and overall the profit performance for these operations was similar to 2007.

Building Products

In total, 2008 operating profit was broadly in line with 2007. Construction Accessories experienced another year of performance and growth. The contribution of Ancon, acquired in April 2008, exceeded CRH’s expectations and all its businesses showed solid operating results despite deteriorating market conditions towards the end of the year. CRH’s Building Envelope Products includes Entrance Control, Climate Control and Roller Shutters & Awnings businesses. Entrance Control operations in fencing, security and access systems experienced another year of solid performance. In Climate Control, CRH’s rooflight & ventilation activity reported further progress in operating results, driven by a strong performance in its German business. The Roller Shutters & Awnings business experienced difficult market conditions due to declining consumer confidence and unfavourable weather conditions in the Netherlands. Despite good progress on profit improvement initiatives, Insulation Products had a difficult year. The slowdown in residential markets, especially in the United Kingdom and Ireland, high volatility in input prices and price pressure in Eastern Europe were the main reasons for a disappointing result.

Europe—Distribution

2008 overview

	% of Group	2008	2007	Total Change	Analysis of change
					Organic	Acquisitions		Exchange Translation
€ million						2007	2008
Sales revenue	18	3,812	3,435	+377	-86	+269	+165	+29
Operating profit	11	194	212	-18	-35	+7	+9	+1
Operating profit margin		5.1%	6.2%

The effects of the worldwide financial crisis led to a slowdown in business activity as 2008 progressed. Revenue increased aided by contributions from eight acquisitions completed in 2008. However operating profit in 2008 declined by 8% compared with 2007.

Builders Merchants

Trading across CRH’s Builders Merchants operations which had a generally good first half weakened with the economic climate and organic revenue registered a decline of approximately 4%. In the Netherlands, after a relatively strong first six months, revenue weakened in the second half resulting in lower annual like-for-like revenue and operating profit compared with 2007. In France, CRH’s heritage operations in Ile-de-France (100%), Burgundy (58%) and Franche-Comté (58%) witnessed a slowdown which resulted in reduced revenue and profit. Compared to other Western European construction markets, the Swiss market showed some resilience. However, internal reorganisation costs resulted in a slightly disappointing outcome with profits down on 2007 despite higher revenue.

CRH’s Austrian operations benefited from reorganisation initiatives taken in 2007 and 2008. These measures included the closure of some loss-making branches and, although 2008 revenue decreased, operating profit returned to positive territory. Further initiatives continue to be implemented to restore margins to appropriate levels. Revenue at Bauking, the German joint venture in which CRH has a 48% stake, held up fairly well but like-for-like revenue versus 2007 was down marginally and despite relentless cost control, like-for-like operating profit also declined. The 2007 acquisitions were successfully integrated and performed according to expectations. Overall in Germany, including acquisition effects, revenue advanced and operating profit was at a similar level.

DIY

CRH’s DIY operations which were adversely affected by weakening consumer confidence in the first half of the year proved more robust through the second half as a result of strong management action.

In the Netherlands and Belgium, like-for-like revenue was flat compared with 2007. Increased competition and promotional campaigns had a negative impact on margins; however, this was mitigated by tight cost control and sharp franchise formula management leading to only a modest decrease in operating profit.

In Germany, Bauking operates 54 DIY stores under the brand name Hagebau. In a very competitive market, Bauking managed to keep costs under tight control which led to a slight decline in operating profit while maintaining a similar revenue level to 2007.

In Portugal, revenue increased supported by the opening of 5 new stores; however, start-up losses for the new openings and difficult market conditions resulted in lower profits than in 2007. In Spain, market circumstances in Alicante/Valencia have been very challenging and results were below expectations.

Americas—Materials

2008 overview

	% of Group	2008	2007	Total Change	Analysis of change
					Organic	Acquisitions		Exchange Translation
€ million						2007	2008
Sales revenue	24	5,007	5,445	-438	-464	+332	+65	-371
Operating profit	25	462	570	-108	-86	+9	+8	-39
Operating profit margin		9.2%	10.5%

Americas Materials had a very challenging year with unprecedented increases in bitumen and energy costs and a sharp decline in market volumes across all major business lines. Through effective pricing, energy management and cost cutting initiatives, the division was able to limit the overall decline in US dollar operating profit to 13% from 2007 levels, a solid result.

Overall energy costs increased by 41% compared with 2007 despite lower volumes as prices surged during the construction season. The increase was mainly driven by bitumen, which experienced a 60% price increase from 2007 levels. The pricing of energy used at CRH’s asphalt plants, consisting of fuel oil, recycled oil and natural gas, increased by 45%. Diesel and gasoline jumped 38% and 19% respectively.

In order to offset the substantial jump in energy costs, selling prices were increased across all CRH’s product lines with an 11% increase in aggregates pricing, a 28% increase in asphalt and a 4% increase in readymixed concrete. With the significant increases in selling prices and relatively fixed public infrastructure spending, highway paving volumes declined in 2008. Including acquisitions, aggregates volumes declined 16%, asphalt declined 10% and readymixed concrete dropped 7%. Heritage aggregates volumes showed a 17% drop with asphalt down 14% and readymixed concrete down 21%.

CRH management implemented several energy and cost reduction initiatives in 2008 to limit the decline in profit. CRH’s winter-fill strategy helped to contain bitumen cost increases and it successfully increased its usage of recycled asphalt to lessen bitumen requirements. Division-wide purchasing programmes were initiated to reduce the unit cost of purchased materials and supplies while continued operational best practice efforts helped reduce both labour and equipment cost while eliminating waste. Reductions in fixed overhead staffing and other fixed costs were progressively implemented in response to shrinking demand.

East

The Northeast division had a difficult year mainly due to significant declines in New Jersey and Connecticut markets. In the Central division, companies in Ohio and Michigan experienced volume reductions consistent with its overall declines in aggregates and asphalt. However, with sound pricing initiatives, good bitumen purchasing, and effective cost controls, the division was able to achieve a good advance in profit. The Mid-Atlantic division saw its operating profit decrease slightly, due mainly to challenging markets in Pennsylvania and Delaware, with reduced demand and higher energy costs. The Southeast division experienced a difficult year with severe market declines leading to a sharp fall-off in operating profit.

West

The Southwest division was impacted by volume declines in aggregates and rapidly escalating variable costs associated with asphalt production. Pro-active efforts to increase prices and reduce costs along with the successful integration of 2007 acquisitions resulted in an overall profit increase for this division. The Rocky Mountain/Midwest division moved profits ahead in 2008 due to strong demand and positive performance in western Colorado, Wyoming and South Dakota. The Midwest companies experienced a tougher year with a slower economy and poor highway activity in Minnesota. In the Northwest, worsening economies in Northern Idaho and Oregon had a severe impact on volumes and although favourable pricing somewhat softened the negative impact, profits fell sharply. The Staker Parson operations saw a significant drop-off in volumes from the very strong levels of 2007, reflecting a weakening economy in both Utah and Idaho.

Americas—Products

2008 overview

					Analysis of change
	% of Group	2008	2007	Change		Acquisitions		Exchange Translation
€ million					Organic	2007	2008
Sales revenue	15	3,243	3,510	-267	-291	+223	+39	-238
Operating profit	13	238	340	-102	-94	+11	+4	-23
Operating profit margin		7.3%	9.7%

CRH’s Products businesses faced another tough year with ongoing financial and credit market turmoil, further declines in new residential construction and a slowdown in non-residential markets. Significant cost reduction measures were implemented across CRH’s businesses which somewhat mitigated the impact of volume declines.

Architectural Products group (“APG”)

APG faced very difficult trading conditions in 2008 due to the ongoing deterioration in the residential construction sector, a second-half slowdown in its non-residential markets, weaker demand from the homecenter channel, and rising raw material, energy and fuel costs. Reflecting these negative factors, the group’s United States masonry, brick and dry-mix divisions experienced considerable profit declines, while its Canadian masonry and United States lawn and garden businesses held up relatively well. Management actions to reduce the bottom-line impact through extensive cost reductions and regional consolidation of plant networks somewhat offset the negative external factors. Overall, APG recorded an 8% decline in revenue and a 59% decline in operating profit.

Precast

Overall volumes were down approximately 9% in 2008, with operating margins off significantly from a strong 2007. Drainage products and plastic box enclosures were particularly hard hit while non-residential also slowed as tight credit and project completions negatively impacted revenue. In spite of the harsh economic backdrop and an increasingly competitive market, good cost control and effective price management lessened the profit impact.

Glass

Trading conditions in the architectural glass market weakened in 2008 as commercial construction activity declined. Despite raw material cost increases, higher input costs, and a more competitive environment, margins were stable. Management’s focus on customer service, cost control and product mix enabled the group to achieve an exceptional outcome. Revenue and profits increased 18% and 28% respectively due to the outstanding performance of the Engineered Products group. Of note were the full-year contributions from the Vistawall acquisition completed in June 2007 and significantly improved results from Antamex, the group’s Canadian-based supplier of high-performance curtain wall systems and engineering design services.

MMI

MMI’s sales volumes generally declined because of reduced market activity. However, with benefits from rationalisation and cost reduction measures, profits improved markedly in 2008 helped by an enhanced view of value pricing and price increases in advance of rapidly increasing steel costs. Management responded to the decline in sales volumes through overhead reductions and rationalisation of the distribution network in its fencing business, and through closure of a manufacturing plant at its welded wire reinforcement (“WWR”) division. MMI also took action to enhance its leadership resources significantly during the year and recruited new senior level leadership for both the WWR and construction accessories operations.

South America

CRH’s operations in Argentina and Chile performed well despite a deteriorating economic climate as 2008 progressed. In Argentina, operating profit from the ceramic tile and glass businesses was slightly down on 2007 levels. CRH’s Chilean glass business reported an improved outcome; a new state-of-the-art laminating facility started production in March 2008. The Santiago-based distributor of specialised building products, acquired in early 2008, was impacted by second-half currency devaluation of the Chilean peso.

Americas—Distribution

2008 overview

				Change	Analysis of change
	% of Group	2008	2007			Acquisitions		Exchange Translation
€ million					Organic	2007	2008
Sales revenue	7	1,443	1,323	+120	-59	+254	+15	-90
Operating profit	5	92	70	+22	+9	+18	—	-5
Operating profit margin		6.4%	5.3%

Americas Distribution comprises two divisions which supply specialist contractor groups; Roofing/Siding which accounts for approximately 58% of annualised sales and Interior Products (wallboard, steel studs and acoustical ceiling systems) which represents approximately 42% of annualised sales.

Roofing/Siding (Exterior Products)

US petroleum-based roofing systems benefited from a surge in demand due to hailstorms in southern and central US cities and a spike in petroleum costs to create a positive pricing environment for the Roofing/Siding division.

Interior Products

While Interior Products markets were challenging, with significant wallboard price deflation, the inclusion of a very positive full-year trading contribution from the November 2007 acquisition of Acoustical Materials Services in the western United States and Baja California, offset organic declines.

Overall Americas Distribution operating profit increased 41% in US dollar terms and operating margins advanced by over a full percentage point from 5.3% to 6.4%.

2007 compared with 2006

Results

CRH performed robustly in 2007 with growth in reported revenue of 12%, in operating profit of 18% and in pre-tax profit of 19%. The key components of 2007 performance are analysed in the table on page 42.

Exchange translation effects

2007 saw a sharp decline in the value of the US dollar with the average US dollar/euro rate of 1.3705 for 2007 being 8% weaker versus the euro than in 2006 (1.2556). This combined with movements in average exchange rates for our other operating currencies resulted in an adverse translation impact of €67 million at profit before tax level. The average and year-end exchange rates used in the preparation of CRH’s Financial Statements are included under Accounting Policies on page F-10 of this Report.

Incremental impact of 2006 acquisitions

2006 acquisitions contributed incremental operating profit of €121 million on revenue of €1,636 million, an effective incremental margin of approximately 7%.

In Europe, 2006 acquisitions generated an incremental €27 million in operating profit on revenue of €245 million to give a margin of approximately 11%. This primarily arose in Products operations and mainly reflected the impact of the Halfen-Deha Construction Accessories acquisition completed in May 2006 and the AVZ Roller Shutters & Awnings purchase finalised in August together with 11 other Products acquisitions spread throughout 2006.

In the Americas, 2006 acquisitions contributed an incremental €94 million in operating profit on revenue of €1,391 million, with the incremental operating profit margin of approximately 7% reflecting inherently low margins in both APAC, acquired by Americas Materials in August 2006, and in our MMI platform acquired by Americas Products in April. APAC exceeded expectations in 2007 contributing almost all of the incremental €80 million in operating profit and €1,002 million in revenue generated by 2006 Materials acquisitions. In Products, MMI had a tough year as the downturn in new housing particularly impacted its residential orientated fencing activities. As a result the incremental operating profit impact from 2006 Products acquisitions was slightly negative on incremental revenue of €226 million. However, 2006 Distribution acquisitions contributed strongly delivering incremental operating profit of €15 million on revenue of €163 million.

Incremental impact of 2007 acquisitions

The incremental impact from 2007 acquisitions amounted to €101 million in operating profit and €1,215 million in revenue, an effective margin of just over 8%.

2007 acquisitions by our European based operations contributed an incremental €76 million in operating profit and €861 million in revenue, a margin of approximately 9%. Our Materials operations benefited from acquisitions in Poland, Portugal, Turkey and China and from the buyout of the outstanding 55% stake in Cementbouw B.V., following which responsibility for this business passed from Europe Products to Europe Materials. Materials acquisitions added €34 million in operating profit and €210 million in revenue to the 2007 outcome. The acquisition in May 2007 of Gétaz Romang, the publicly-quoted Swiss builders merchanting group, was the major contributor to the very strong incremental impact from 2007 Distribution acquisitions—€36 million in operating profit on revenue of €566 million. The contribution from 2007 acquisitions undertaken by Europe Products—€6 million in operating profit on revenue of €85 million—is stated net of the impact of transfer of responsibility for Cementbouw B.V. to Europe Materials effective end-August 2007.

2007 acquisitions in the Americas, which were mainly concentrated in the second half of the year, contributed an incremental €25 million in operating profit on revenue of €354 million, with acquisitions across Materials and Products operations accounting for the bulk of the total impact.

Non-recurring items

In 2006 two non-recurring items affecting our Europe Products & Distribution businesses had a net adverse impact of €12 million on reported 2006 profit.

There were no non-recurring items in 2007 and this is reflected in the movement in non-recurring items in the table of Key Components of 2007 Performance below.

In accordance with International Accounting Standard 36 Impairment of Assets, goodwill arising on business combinations is subject to annual impairment testing. The Group’s 2006 impairment testing resulted in a €50 million write-down of goodwill relating to its 45% Cementbouw B.V. joint venture. The write-down was charged against Europe Products in reporting operating profit by business segment. This joint venture had been established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. The joint venture has experienced difficult trading in recent years and the remaining 55% was bought-out on 30 August 2007 and since that date is reported as part of Europe Materials.

Also during 2006, in response to legislative changes in the Netherlands, CRH reached agreement with its employees in the Netherlands on changes to certain pension arrangements which altered their basis under IFRS from defined benefit to defined contribution. This resulted in the elimination of certain defined benefit obligations from the Group Balance Sheet with a resultant pre-tax profit of €38 million which was reflected in arriving at operating profit for 2006. Of this €19 million was credited to Europe Products and €19 million to Europe Distribution in reporting 2006 operating profit by business segment.

Ongoing operations

2007 organic revenue growth amounted to €238 million, a growth rate of just over 1% compared with 9% in 2006. Overall organic revenue growth in Europe of 8% was substantially offset by a decline of 5% in the Americas; this compared with 2006 which saw organic revenue growth of approximately 7% in Europe and almost 12% in the Americas. Despite the lower overall organic revenue growth, organic operating profit progress maintained strong momentum with an increase of €164 million (2006: €201 million).

Our European operations generated organic operating profit growth of €178 million on an organic revenue increase of €694 million to give an effective margin of 26%. Our Materials businesses performed strongly through the year, with particularly strong markets in central and eastern countries, delivering an organic operating profit increase of €125 million. Our Products & Distribution operations both enjoyed very strong first half growth but, with a slower economic backdrop in core Eurozone markets, organic second half performance was slightly below a strong second half in 2006. For 2007 as a whole, organic operating profit advanced by €30 million in Products and €23 million in Distribution.

Our operations in the Americas had a challenging year in 2007 but successfully limited the decline in organic operating profit to just €14 million despite a €456 million decline in organic revenue. The Materials Division achieved significant success in recovering higher energy and other input costs to report an excellent €42 million advance in organic operating profit. Despite a turbulent backdrop in financial and housing markets, growth in non-residential construction markets and profit improvement measures limited the organic operating profit reduction in our Products activities to just €17 million. Our Distribution operations suffered from the decline in residential construction and significant price deflation in gypsum wallboard and organic operating profit was €39 million lower.

Key Components of 2007 Performance

€ million	Revenue	Operating profit	Profit on disposals	Trading profit	Finance Costs (net)	Associates’ profit after tax	Pre-tax profit
2006 as reported	18,737	1,767	40	1,807	(252)	47	1,602
Exchange effects	(834)	(79)	(1)	(80)	13	—	(67)

2006 at 2007 exchange rates	17,903	1,688	39	1,727	(239)	47	1,535
Incremental impact in 2007 of:
—2006 acquisitions	1,636	121	—	121	(64)	1	58
—2007 acquisitions	1,215	101	—	101	(42)	—	59
Non-recurring items	—	12	—	12	—	—	12
Ongoing operations	238	164	18	182	42	16	240

2007 as reported	20,992	2,086	57	2,143	(303)	64	1,904

% change as reported	+12%	+18%		+19%			+19%

Reported 2007 pre-tax profit of €1,904 million includes the Group’s share of associates’ after tax profit of €64 million. The tax charge at 24.5% of Group profit before tax increased compared with 23.6% in 2006.

Group profit for 2007 amounted to €1,438 million, an increase of 17.5% over 2006 Group profit of €1,224 million.

Operating profit margins

Structurally low operating margins in the two major 2006 acquisitions, APAC and MMI, together with 2006 restructuring charges at APAC plus the impact of non-recurring items outlined above, affect comparisons of reported Group and segmental operating profit margins for 2006 and 2007. The table below compares the reported 2007 operating profit margins with 2006 margins.

Operating Profit Margin Data

	2007	2006
Europe Materials	16.1%	14.2%
Europe Products	8.5%	6.9%
Europe Distribution	6.2%	6.2%
Americas Materials	10.5%	9.9%
Americas Products	9.7%	10.5%
Americas Distribution	5.3%	7.1%
Group	9.9%	9.4%

Segment review

Europe—Materials

In 2007, the Europe Materials Division was the fourth and smallest contributor to Group revenue and the largest contributor to Group operating profit.

2007 overview

	% of Group	2007	2006	Change	Analysis of change
					Organic	Acquisitions		Exchange Translation
€ million						2006	2007
Sales revenue	18	3,651	2,967	+684	+457	+24	+210	-7
Operating profit	28	586	421	+165	+125	+6	+34	—
Operating profit margin		16.1%	14.2%

Europe Materials continued to benefit from strong economic conditions and increased its operating profit and related margin significantly during 2007, primarily through organic growth.

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

Ongoing programmes to reduce operating costs and improve efficiency delivered further savings in 2007, particularly in the area of energy cost reduction. Commercially, the emphasis on cost recovery through price improvement continued. Operating profit was ahead of 2006.

Irish Cement commenced a €200 million investment project to modernise its Platin Works.

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

Sales volumes in Estonia, Latvia and St. Petersburg were generally ahead of 2006. Higher input costs remained a challenge, particularly in Russia, though good cost control and better pricing held overall profit in line with 2006 levels.

Overall, good volume growth and better pricing delivered improved profitability in the Finland/Baltic region in 2007.

Central Eastern Europe

2007 was another good year for the Polish economy with GDP growth of 6.5% and unemployment falling to a new low of 11.4%. Inflation, although low, rose to an average 2.5% while overall construction output increased by an estimated 16% on 2006. The unusually mild first quarter set the tone for cement demand with annual volumes up 17% on 2006 levels. Our concrete businesses performed extremely well with improvement in both volumes and prices across all product groups. Despite some delays in the road programme our aggregates and blacktop businesses performed well with a significant increase in hardrock aggregates revenue. The lime group continued to perform satisfactorily with lime product volumes up 7%. Overall, profit in Poland improved significantly on 2006 levels.

In Ukraine GDP grew by 8% with increased demand for cement. Higher cement pricing in Russia and other neighbouring countries had a positive knock-on effect on pricing and profitability progressed significantly to record levels.

Work has commenced on both the 1.8 million tonne Ożarów cement capacity expansion in Poland and on CRH’s Joint Implementation Project (JI-0001) to convert its Ukrainian cement plant from wet to dry process with associated environmental and operational benefits.

Switzerland

The Swiss economy grew by 2.8% in 2007 with continuing strong private consumption and substantially increased exports. Inflation and unemployment rates remained at low levels. Construction grew by 1.4%, with residential activity reaching its peak mid-year and leveling off in the second half. Growth drivers were infrastructure and industrial construction. Start-up infrastructure projects led to an increase in cement sales while excellent weather conditions in the first quarter of the year, as well as strong construction activities in all the regional markets, led to better profitability in downstream aggregates, asphalt and readymixed concrete operations.

The Netherlands

Following the acquisition in August 2007 of the remaining 55% of Cementbouw B.V. (which was previously reported as a 45% joint venture within Europe Products), this business was reorganised to report under the Europe Materials Division and performed to expectations since acquisition.

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

Eastern Mediterranean

Denizli Cement, which is one of three large cement producers in the Aegean region of southwestern Turkey and is vertically integrated downstream in readymixed concrete, and in which CRH acquired a 50% joint venture shareholding in April 2007, performed in line with our expectations in the eight months following acquisition and ahead of prior year results. In Israel, Mashav, in which CRH holds a 25% stake and which is accounted for using the equity method, performed slightly ahead of 2006.

China

Our purchase in February 2007 of Harbin Sanling Cement in Heilongjiang in northeast China represented a first step for CRH in the Chinese cement and building materials market.

Europe—Products

2007 overview

					Analysis of change
€ million	% of Group	2007	2006	Change	Organic	Acquisitions		Non-recurring items *	Exchange Translation
						2006	2007
Sales revenue	17	3,628	3,186	+442	+161	+196	+85	—	—
Operating profit	15	308	221	+87	+30	+20	+6	+31	—
Operating profit margin		8.5%	6.9%

*	See discussion of 2006 non-recurring items on page 41.

Concrete Products

2007 saw good progress on the development front with eight acquisitions which further consolidated our positions in existing Western European markets and expanded our operations in Eastern Europe, in particular in Poland and Romania. The group reported a solid organic operating profit advance boosted by contributions from acquisitions.

Architectural

Architectural operations performed ahead of 2006 despite difficult market conditions in several markets. Our Dutch and Belgian businesses continued to face tough competition due to market over-capacity and downward price pressure. The German business posted strong results despite a downturn in new residential construction. In France results improved driven by operational synergies. Our Danish and Slovakian businesses continued to perform strongly. Supreme in the UK, acquired in April 2006, contributed above expectations in its first full year. The architectural group made four acquisitions in 2007 including an add-on to Supreme in the UK, two bolt-ons to our water treatment and paving business in Belgium, and Elpreco, an entry into the Romanian market.

Structural

Our structural concrete operations again delivered excellent results in 2007 driven by tight operational control and strong markets in Belgium, France, Denmark and Poland, in particular in the new non-residential sector. Our sand-lime brick business posted lower results reflecting slower activity levels in the Dutch residential market. The structural group expanded its product range and market position in Denmark with the acquisition of a concrete stairs business in March followed by the purchase of a lightweight wall panels and flooring manufacturer in August; this group also acquired a small add-on in France and completed the buyout of the remaining 75% of Ergon Poland.

Clay Products

This group delivered increased operating profit for 2007.

UK brick industry volumes showed a welcome return to growth in the first half of 2007; however, with heavy rain across the UK in mid-summer, volumes for the year finished at a similar level to 2006. Ibstock operating profit advanced strongly due to operating and overhead efficiencies.

In the Netherlands our markets slowed as the year progressed and profitability declined slightly.

In Germany the initial early optimism was not sustained and our clay operations were restructured and capacity reduced. However, organic results improved on 2006. Our Polish operation advanced strongly and profit increased sharply, as a result of good volume and price growth. In November 2007, we expanded our presence with the acquisition of a clay brick, block and rooftile manufacturer in western Poland.

Building Products

Market conditions in 2007 were positive, particularly in non-residential sectors in Germany, the Benelux and the UK. All business units contributed to organic improvement, complemented by acquisitive growth.

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

Building Envelope Products

This business unit comprises Fencing & Security (“F&S”), Daylight & Ventilation (“D&V”) and Roller Shutters & Awnings (“RSA”) businesses which specialise in entrance control and climate control products. All segments contributed to a stronger 2007 performance. F&S once again delivered record results. Despite difficult markets for our glass projects business, D&V showed a year of progress in operating results, mainly driven by an excellent performance in its German roof lights business. The first full year contribution from our RSA business, acquired in August 2006, exceeded expectations.

Insulation Products

Insulation Products had another year of organic improvement in both revenue and operating profit. Good returns from restructuring initiatives and growing demand in our key markets, especially in Poland, underpinned a solid performance.

Europe—Distribution

2007 overview

	% of Group	2007	2006	Change	Analysis of change
						Acquisitions		Non-recurring items *	Exchange Translation
€ million					Organic	2006	2007
Sales revenue	16	3,435	2,786	+649	+76	+25	+566	—	-18
Operating profit	10	212	172	+40	+23	+1	+36	-19	-1
Operating profit margin		6.2%	6.2%

2007 was another strong year with a further improvement in revenue and operating profit. Good market conditions in most of our markets, a mild winter and a continued focus on margin improvement and cost control underpinned organic growth. This was supplemented by excellent contributions from the ten acquisitions completed in 2007.

Professional Builders Merchants sell building material products to the professional contractor, while DIY provides decorative and home improvement products to the consumer.

Professional Builders Merchants

With 448 locations in five countries, Professional Builders Merchants has strong market positions in all its regions and generated significant margin improvement in 2007.

The Netherlands: Following a good final quarter in 2006, this business performed very strongly in the first half of 2007, supported by a positive market and mild winter conditions. Although the global credit crunch impacted sentiment from mid-year, demand remained solid throughout the second half. This positive backdrop combined with a targeted “quality for quantity” margin improvement programme enabled our Dutch professional business to report strong revenue and profit growth.

France: Our heritage operations in Ile-de-France (100%), Burgundy and Franche-Comté (58%) benefited from good market conditions resulting in improved revenue and profit. LDP (100%), acquired in January 2007 with 17 locations in Normandy, delivered very satisfactory results exceeding our initial expectations.

Switzerland: Our acquisition (effective 1 May 2007) of Gétaz Romang, created the largest builders merchants business in Switzerland with more than 100 locations and annualised sales of approximately €1 billion. In addition to its traditional builders merchants business, the new group has a leading position in a

*	See discussion of 2006 non-recurring items on page 41.

number of specialised builders merchants businesses including sanitary ware, tiles, kitchens and ironmongery. Organic improvement in the heritage Baubedarf and Richner operations, a performance well above initial expectations from Gétaz Romang and a successful integration of all three businesses, resulted in a highly satisfactory 2007 performance. In addition, two further acquisitions added three branches to the existing network.

Austria: Quester, our Austrian builders merchants company, failed to benefit in 2007 from the positive market conditions and from re-organisation measures taken in 2006. As a result, revenue, operating profit and margins were lower than 2006. In response, further restructuring initiatives were implemented from mid-2007. Taking account of these restructuring costs, Quester was loss-making at operating profit level in 2007.

Germany: Bauking, in which we have a 47.82% stake, operates primarily in the northwest of Germany. After a good start to 2007 due to mild winter weather, the expiry of home ownership grants and the increase in value added tax (VAT) effective 1 January 2007 began to impact from the second quarter. As a result, organic revenue was lower than in 2006. However, with relentless cost control, organic operating profit was maintained and, with an active year on the development front, overall revenue and operating profit advanced.

DIY

The DIY Europe platform operates under five different brands: Gamma (The Netherlands and Belgium), Karwei (The Netherlands), Hagebau (Germany), Maxmat (Portugal) and BricoHouse (Spain).

The Netherlands: After some flat years, 2007 saw a healthy increase in the total DIY market underpinned by increasing consumer confidence. The mild winter and sunny spring period resulted in a very successful garden season, while good promotional campaigns and sharp formula management resulted in an increase in market share. Organic revenue and operating profit advanced strongly. In addition, two stores were added from one acquisition, and three greenfield stores were opened.

Belgium: Gamma Belgium showed a healthy increase in both revenue and operating profit but, in the absence of new greenfield store openings, market share declined.

Germany: Bauking operates DIY stores under the brand name Hagebau. In a very competitive market which was depressed by the effect of the VAT increase, Bauking’s Hagebau stores reported revenue and operating profit in line with 2006. From two acquisitions Bauking added 14 Hagebau stores bringing its total network to 54 stores.

Portugal: Despite generally weak economic conditions, organic revenue at Maxmat remained at 2006 levels. With the lifting of legal limitations on new store openings, Maxmat greenfielded seven new stores in 2007 and introduced the Maxgarden concept. Start-up losses for the new openings resulted in lower operating profit than in 2006.

Spain: We entered the Spanish DIY market in May 2007 with the acquisition of a 60% interest in a small business in the Alicante/Valencia region.

Americas—Materials

In 2007, the Americas Materials Division was the second largest contributor to Group revenue and operating profit.

2007 overview

	% of Group	2007	2006	Change	Analysis of change
					Organic	Acquisitions		Exchange Translation
€ million						2006	2007
Sales revenue	26	5,445	4,778	+667	-61	+1,002	+127	-401
Operating profit	28	570	475	+95	+42	+80	+12	-39
Operating profit margin		10.5%	9.9%

Americas Materials had another good year in 2007 with continuing success in recovering higher energy and other input costs and in delivering an improvement in heritage operating profit margin for the third consecutive year. After a record net acquisition spend of €1.1 billion (US$1.4 billion) in 2006, our main development focus during the first half of 2007 was on integrating APAC, the major 2006 transaction, which performed well ahead of expectations in 2007. The significant incremental contribution from APAC, combined with a 2007 acquisition spend of €0.6 billion (US$0.9 billion) arising mainly in the second half of the year, and the strong organic heritage performance, resulted in another record year of revenue and operating profit for the Division.

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

New England

In 2007, New Hampshire and Vermont enjoyed good trading in solid markets. Massachusetts had another favourable year with good demand and a continuing positive pricing environment. The states of Maine and Connecticut both reduced highway spending and higher prices impacted volumes at the municipal and local level resulting in profit declines in these areas. Overall, operating profit improved. September saw the acquisition of Burgess Brothers based in Bennington, Vermont, which establishes a presence for our business in a new market area in the state.

New York/New Jersey

Our New York/New Jersey businesses had record results mainly due to asphalt margin expansion. In Upstate New York, our Albany operations once again increased profit despite challenging market conditions. Recent years have seen significant contraction in the Rochester region with many large local employers continuing to scale back their activities. However, 2007 brought some improvement in local demand and our Rochester operations reported higher income. Work continued on our major project to double aggregates production capacity at our key West Nyack quarry, just north of New York City. A readymixed concrete producer based in Utica, New York was acquired in July.

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

Other transactions included the Delaware component of the readymixed concrete and concrete products assets, acquired from US Concrete in November, and the January 2007 purchase of a crushing facility adjacent to an existing Materials Division quarry in Virginia.

Central

This region delivered record results in the year with solid contributions from APAC’s operations in the region, improvements in pricing and good benefits from its winter-fill programme. Our bitumen storage capacity in this region mitigated significant bitumen cost increases during the busy highway paving season. Transactions completed during 2007 included the April purchase of a 1 million tonne per annum Cleveland, Ohio-based asphalt producer; the August acquisition of a small asphalt producer based in Ridgeland, South Carolina; and in November the addition of the Knoxville, Tennessee component of the readymixed concrete and concrete products assets acquired from US Concrete.

West

Our West region had another excellent year in 2007. Local economies were mixed, but remained strong overall with solid non-residential and highway markets offsetting weak residential demand. Once again, Utah and Idaho saw significant profit gains due to a better pricing environment in solid markets for all products, and volume gains associated with major projects. In Washington, results improved significantly. Our operations in Wyoming, Montana, South Dakota, Colorado, and New Mexico had another record year. Our Iowa operations suffered profit declines as a result of weak residential demand. The major acquisitions completed during 2007 were the purchase in August of Eugene Sand & Gravel, based in Eugene, Oregon and of Cessford Construction, which operates in central and eastern Iowa and in west central Illinois; in November we acquired HK Contractors, based in Idaho Falls. These combined with five smaller bolt-on deals plus the acquisition of former Cemex assets in Arizona contributed to a busy development year in this region.

APAC

We achieved significant synergies through overhead reductions and by shifting the business emphasis from construction to materials. Although APAC’s structurally lower margins (due to higher sales, lower margin construction sales) again impacted Americas Materials’ overall operating margin in 2007, organic trading in the business for 2007 was well ahead of expectations. The integration programme was completed on schedule and overall performance was well ahead of expectations.

CYDI and the former Cemex assets in Florida acquired during 2007 complement APAC’s operations in the state. In addition two other acquisitions during 2007 served to expand APAC’s aggregates and asphalt activities in Texas and Oklahoma respectively.

Americas—Products

2007 overview

	% of Group	2007	2006	Change	Analysis of change
					Organic	Acquisitions		Exchange Translation
€ million						2006	2007
Sales revenue	17	3,510	3,572	-62	-186	+226	+185	-287
Operating profit	16	340	375	-35	-17	-1	+13	-30
Operating profit margin		9.7%	10.5%

Architectural Products (APG):

APG faced difficult trading conditions in 2007 due to the sharp and continuing slowdown in the residential construction sector and weaker demand from the homecenter channel. These negative influences were partially offset by strong non-residential construction which limited the decline in organic revenue to approximately 10%. Despite the reduction in sales, strong margin management, a significant turnaround in our Lawn & Garden bagged soil and mulch activities and a strong performance from our Canadian operations broadly maintained profit and improved overall operating margin compared with 2006.

APG completed 12 acquisitions in 2007. These included the purchase of concrete block operations, masonry distribution businesses and other bolt-on acquisitions in masonry, packaged soils and mulches, and packaged specialty concrete products.

Precast

The continued strength of the non-residential construction sector during the year was offset by a very weak residential sector. However, margins were sustained by good cost control and effective price management and operating profit was only slightly behind a record 2006.

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

Glass

The acquisition of the Vistawall group in June 2007, a leading vertically integrated manufacturer of a broad range of architectural aluminium glazing systems, provides scale and critical mass for the Glass group’s growth strategy to assemble a unique product and service bundle of architectural glass and architectural aluminium glazing systems.

Trading conditions in the architectural glass market weakened in the second half of 2007, although continued demand for high-performance energy-efficient architectural glass products and value-added fabrication services resulted in similar organic revenue and operating profit. This, combined with an excellent first time contribution from Vistawall due to strong demand for storefront, curtain wall systems and operable windows, enabled the group to achieve a record performance in 2007.

MMI

Revenue and profitability in MMI’s fencing division (which depends to an important degree on residential applications) declined significantly due to the dramatic fall in residential construction activity and price development which failed to keep up with increasing steel costs. The residential downturn also impacted certain product categories in the welded wire reinforcement division and this weakness was not sufficiently offset by demand from the commercial and infrastructure sectors. Although disappointing volumes and pricing were also factors for the construction accessories division (especially in the state of Florida), MMI performed relatively well in 2007 particularly in those products used in tilt-up wall construction and as anchoring systems for building facades and structural components.

South America

Our operations in Argentina and Chile had another record year in a robust economic environment. In Argentina, the recent capacity expansion made in our ceramic tile business resulted in further strong gains in revenue and profit. Our Chilean glass business performed extremely well.

Americas—Distribution

2007 overview

	% of Group	2007	2006	Change	Analysis of change
					Organic	Acquisitions		Exchange Translation
€ million						2006	2007
Sales revenue	6	1,323	1,448	-125	-209	+163	+42	-121
Operating profit	3	70	103	-33	-39	+15	—	-9
Operating profit margin		5.3%	7.1%

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

Interior Products performed well despite a generally weakening background and significant price deflation in gypsum wallboard and, with the benefits of good contributions from acquisition activity in recent years particularly in Hawaii, Texas and North Carolina, profit was maintained.

Against this backdrop, 2007 operating profit for Americas Distribution declined by 26% before translation effects; while down from the record 2006 level, the operating profit margin of 5.3% was resilient in the circumstances.

Critical Accounting Policies

The Consolidated Financial Statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These accounting principles require management to make certain estimates, judgements and assumptions. Management believes that the estimates, judgements and assumptions upon which it relies are reasonable based on the information available to it at the time that those estimates, judgements and assumptions are made. These estimates, judgements and assumptions can affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates, judgements or assumptions and actual results, the Group’s Consolidated Financial Statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS, and does not require management’s judgements in its application. There are also areas in which management’s judgements in selecting among available alternatives would not produce a materially different result.

The significant accounting policies adopted by the Group are set out in Statement of Significant Accounting Policies (pages F-6 to F-19), while the other Notes to the Financial Statements (pages F-20 to F-85) contain the disclosures required by IFRS as issued by the IASB.

The accounting policies which involve significant estimates, judgements or assumptions, the actual outcome of which could have a material impact on the Group’s results and financial positions, are:

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

For further discussion related to environmental matters, see “Item 4—Information on the Company—Environmental Regulations” on pages 26 to 27.

Legal contingencies

The Group is currently involved in various claims and legal proceedings. On a periodic basis, the status of each significant matter is reviewed by management and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Taxation—current and deferred

The Group’s income tax charge is based on reported profit and expected statutory tax rates, various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings addressed in Note 13 to the Financial Statements on page F-40, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

The Group’s accounting policy for property, plant and equipment is critical because the carrying value of €8,888 million at 31 December 2008 represents a significant portion (42%) of total assets at that date.

In the application of the Group’s accounting policy, judgement is exercised by management in the determination of residual values and useful lives. Depreciation is calculated to write-off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis. The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date. Impairments of property, plant and equipment are addressed in the section entitled “Impairment of long-lived assets and goodwill” below.

Impairment of long-lived assets and goodwill

The carrying value of long-lived assets (comprising property, plant and equipment and intangible assets other than goodwill) is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable; in the case of goodwill, impairment testing is required on an annual basis or at any time during the year if an indicator of impairment is considered to exist. Under IFRS, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the greater of fair value less costs to sell and value-in-use). Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs which would be incurred in disposal. Value-in-use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit including those anticipated to be realised on its eventual disposal. The impairment process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of, and if applicable the eventual disposition of, those assets, and regarding other factors to determine the fair value of the assets. The key variables which management must estimate include: sales volumes, prices and growth, production and operating costs, replacement capital expenditure and trade working capital requirements, tax, discount rates, market conditions, and other economic factors. Significant management judgement is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal strategic planning. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. The term of the discounted cash flow model is a significant factor in determining the fair value of the cash-generating units and is arrived at taking account of the Group’s strong financial position, its established history of earnings growth and cash flow generation, its proven ability to pursue and integrate value-enhancing acquisitions, and the nature of building materials where obsolescence risk is very low.

The assumptions and conditions for determining impairments of property, plant and equipment and goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods. A detailed discussion of the impairment methodology applied by the Group is provided on pages F-42 to F-44.

Pensions and other post-retirement benefits

The amounts recognised in the Consolidated Financial Statements relating to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the regions of the world where such benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and post-retirement benefit obligation for 2008 and 2007 are disclosed in Note 28 to the Financial Statements on pages F-64 to F-65. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other post-retirement obligations and expenses in future accounting periods.

The following provides sensitivity analysis on the key assumptions employed in the determination of pension scheme assets and liabilities:

•

Discount rates: A 25-basis-point decrease in the discount rates applied in the quantification of scheme liabilities, i.e. 5.55% in the Eurozone, 6.00% in Britain & Northern Ireland, 3.25% in Switzerland and 6.00% in the United States as disclosed in Note 28 to the Financial Statements on page F-68, would increase scheme liabilities by €76 million and hence increase the net pension deficit before deferred tax disclosed in Note 28 to the Financial Statements on page F-67 to €490 million.

•

Long-term rate of return on scheme assets: A 25-basis-point increase in the expected long-term rate of return on scheme assets would increase scheme assets by €5 million and hence reduce the pension deficit before deferred tax disclosed in Note 28 to the Financial Statements to €409 million.

Impact of Inflation

Inflation has not had a material effect on the Group’s consolidated results of operations and financial condition during the three-year period ended 31  December 2008.

Liquidity and Capital Resources

2008 compared with 2007

While spending a total of over €2 billion on acquisitions, investments and capital projects in 2008, the strong cash generation characteristics of the Group, partly offset by an adverse translation adjustment of €240 million, limited the increase in net debt to €928 million.

The comments below refer to the major components of the Group’s cash flows as shown in the Group Cashflow Statement on page F-5. The changes in Group operating profit are discussed in the review of results by reporting segment above.

Cashflows from operating activities

The increased charges for depreciation and amortisation mainly reflect the impact of acquisitions completed in 2007 and 2008.

Net finance costs for the year of €343 million showed an increase compared with the €303 million reported for 2007. EBITDA/net interest cover for the year remained strong at 7.8 times (2007: 9.4 times), above the Group’s comfort range of 6 to 6.5 times.

The following table summarises the increase during the year in working capital requirements allocated over the components of working capital and reconciling from opening 2008 to closing 2008:

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
At 1 January 2008	2,226	3,199	(3,097)	2,328
Translation adjustment	8	26	(15)	19
Arising on acquisition	66	126	(89)	103
Deferred and contingent acquisition consideration:
—arising on acquisition	—	—	(12)	(12)
—paid during the year	—	—	34	34
Interest accruals	—	(4)	(12)	(16)
Increase/(decrease) in working capital	173	(251)	135	57

At 31 December 2008	2,473	3,096	(3,056)	2,513

The working capital increase (cash outflow) of €57 million for the year represents a good performance in managing receivables and payables in a challenging environment. Due to the seasonal nature of CRH’s business, working capital movements exhibit a high degree of weather dependency and can significantly increase when measured during the peak season, generally May to September. The outflow as measured at 30 June 2008 amounted to €594 million.

Interest payments of €371 million in 2008 were €19 million higher than in 2007 due to higher average gross debt levels related to development activity.

The tax charge at 22.5% of Group profit before tax decreased compared with 2007 (24.5%). The decline in the tax charge largely reflects lower taxable profits in a number of the Group’s overseas jurisdictions where higher tax rates apply. Accordingly, tax payments in 2008 were lower than in 2007.

Cashflows from investing activities

Capital expenditure of approximately €1 billion represented 5.0% of Group revenue (2007: 4.9%) and amounted to 1.33 times depreciation of €781 million (2007: 1.39 times). Of the total capital expenditure, 58% was invested in Europe with 42% in the Americas. The Group’s capital expenditures included approximately €0.25 billion and €0.1 billion of investment in major cement plants in 2008 and 2007 respectively. Expenditure on these projects in 2009/2010 is estimated at €0.3 billion. A summary of the Group’s future purchase commitments as at 31 December 2008 for property plant and equipment are set out in Note 13 to the Financial Statements (page F-40).

Spend on acquisitions and investments in 2008 (including advances to joint ventures, purchase of trade investments and deferred and contingent consideration paid during the year) amounted to approximately €1 billion. This compared with €2 billion in 2007 and reflects a deliberate curtailment of development activity in the second half of 2008 as the economic environment deteriorated. Details of the acquisitions completed during 2008 are set out in Note 34 to the Financial Statements (pages F-78 to F-84).

Cashflows from financing activities

Proceeds from issue of shares comprise issues under Group share option and share participation schemes of €6 million (2007: €36 million).

The outflow of €383 million in respect of ordinary shares purchased reflects the repurchase of approximately 18.2 million Ordinary Shares under the share purchase programme which was announced in January 2008 and terminated in November 2008. Two million of these Ordinary Shares were used to satisfy the exercise of share options during the year and the proceeds from option holders is included in the net cost of share purchases. During 2007, the Group purchased 310,000 existing Ordinary Shares in respect of commitments under the Performance Share Plan at a cost of €10 million; the remainder (€21 million) represented the net cost to the Group of share options exercised during the year.

The increase in dividends paid from €250 million in 2007 to €347 million in 2008 reflects the 25% increase in the final 2007 dividend and the 2.5% increase in the interim 2008 dividend both of which were paid during the course of 2008.

Cash and cash equivalents

Cash and cash equivalents decreased by €207 million to €799 million at 31 December 2008 from €1,006 million at 31 December 2007 with net cash outflows of €194 million and a negative foreign exchange translation of €13 million. Currency analysis of the cash and cash equivalents balances is as follows (all at floating interest rates):

	euro	US dollar	Sterling	Swiss franc	Other	Total
	(€ millions)
31 December 2008	331	174	22	66	206	799
31 December 2007	354	323	56	72	201	1,006
31 December 2006	484	324	48	105	141	1,102

At year-end 2008, 87% of the Group’s cash, short-term deposits and liquid resources had a maturity of six months or less.

Net debt at 31 December 2008

Year-end net debt of €6.1 billion (2007: €5.2 billion) includes €153 million (2007: €164 million) in respect of the Group’s proportionate share of net debt in joint venture undertakings. Details of the components of net debt are set out in Note 25 to the Financial Statements (pages F-58 to F-61).

Year-end debt increased by €928 million, after a combined spend of €2.1 billion on acquisitions and capital expenditure, €0.4 billion on share buyback and after an adverse translation of €0.2 billion mainly attributable to the stronger year-end rate for the US dollar. This resulted in an increase in the ratio of net debt to equity by 10.4 percentage points to 75.3% compared with 64.9% in 2007. EBITDA interest cover including joint ventures (as defined on pages 29 to 30) was 7.8 times in 2008 (2007: 9.4 times). The year-end net debt/EBITDA ratio was 2.3 times (2007: 1.8 times).

At the end of 2008, 48% of the Group’s net debt was at interest rates which were fixed for an average period of 6.7 years. The euro accounted for approximately 42% of net debt at the end of 2008 and 45% of the euro component of net debt was at fixed rates. The US dollar accounted for approximately 48% of net debt at the end of 2008 and 59% of the US dollar component of net debt was at fixed rates.

The Group finished 2008 in a strong financial position with 98% of the Group’s gross debt drawn under committed term facilities, 88% of which mature after more than one year. In addition, at year-end the Group held €1.6 billion of undrawn committed facilities (which includes €0.3 billion in respect of the Group’s share of facilities available to joint ventures), which had an average maturity of 1.9 years.

Shareholders’ equity at 31 December 2008

Total shareholders’ equity increased by €137 million to €8.157 billion during the year ended 31 December 2008. This increase reflects net proceeds of €28 million from equity issues, €1.248 billion of net profit retained, dividends paid of €369 million, the add-back of €24 million reflecting the expensing of employee share options, a net amount of €383 million relating to the purchase during 2008 of treasury and own shares, a loss in currency translation effects on the Group’s net investment in different currencies of €97 million, a net loss on cash flow hedges of €28 million, deferred and current tax gains (net) recognised directly within equity of €58 million, actuarial losses on defined benefit pension schemes amounting to €348 million and an increase of €4 million in minority interest.

As announced on 7 November 2008, the share repurchase programme launched on 3 January 2008, which was limited to a maximum of 5% of the 547 million Ordinary Shares in issue at December 2007, was terminated following the repurchase of approximately 18.2 million Ordinary Shares, equivalent to 3.3% of Ordinary Shares in issue at year-end 2007, at an average price of €22.30 per Ordinary Share.

In March 2009 CRH raised €1.24 billion, net of expenses, through the issue of 152,087,952 new Ordinary Shares in a fully underwritten Rights Issue on the basis of 2 new Ordinary Shares for every 7 existing Ordinary Shares. €500 million of the net proceeds from the Rights Issue was used to make an early repayment of borrowings under existing facilities provided by lenders.

2007 compared with 2006

The comments below refer to the major components of the Group’s cash flows in 2007 as shown in the Group Cash Flow Statement on page F-5.

Cash flows from operating activities

The changes in Group operating profit are discussed in the review of results by reporting segment above.

The charge for depreciation and amortisation of intangible assets of €774 million was €85 million higher than 2006 (€689 million) mainly reflecting the impact of acquisitions completed in 2006 and 2007.

While the substantial acquisition activity over the past two years resulted in a significant increase in net finance costs to €303 million (2006: €252 million), EBITDA/net interest cover for the year remained very comfortable at 9.4 times (2006: 9.7 times).

The following table summarises the decrease during the year in working capital requirements allocated over the components of working capital and reconciling from opening 2007 to closing 2007:

	Inventories	Accounts receivable and prepayments	Accounts payable and accrued liabilities	Total
	€m	€m	€m	€m
At 1 January 2007	2,036	3,172	(2,948)	2,260
Translation adjustment	(110)	(149)	160	(99)
Arising on acquisition	263	411	(313)	361
Deferred and contingent acquisition consideration:
—arising on acquisition	—	—	(31)	(31)
—paid during the year	—	—	107	107
Interest accruals	—	(1)	(8)	(9)
Increase/(decrease) in working capital	37	(234)	(64)	(261)

At 31 December 2007	2,226	3,199	(3,097)	2,328

As shown in the table above, the working capital decrease (cash inflow) for 2007, based on year-end working capital balances, amounted to €261 million. Due to the seasonal nature of CRH’s business, working capital movements exhibit a high degree of weather dependency and can significantly increase when measured during the peak trading season, generally May to September. The outflow as measured at 30 June 2007 amounted to €330 million. A strong focus on working capital management across the Group’s heritage operations combined with a significant reduction in working capital levels at APAC, associated with the scaling back of its low margin contracting activities, resulted in a working capital decrease for the year of €261 million compared with a €132 million increase in 2006.

Interest payments of €352 million in 2007 were €99 million higher than in 2006 due to higher average gross debt levels related to acquisition activity.

Taxation payments were slightly higher than 2006.

Cash flows from investing activities

The 2007 cash outflow from investing activities (acquisitions, investments and capital projects) amounted to €3,033 million (2006: €2,904 million) and included deferred acquisition consideration paid during 2007 in respect of acquisitions in previous years and excluded deferred consideration relating to 2007 acquisitions payable in future years. This figure also excluded net debt of €222 million (2006: €239 million) assumed on acquisition.

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

Cash flows from financing activities

Proceeds of €36 million (2006: €87 million) from share issues reflected the issue of shares under Group share option and share participation schemes.

Dividends paid increased from €197 million to €250 million, reflecting the increase in both final 2006 (39%) and interim 2007 (48%) dividends per share which were paid during the course of 2007.

Cash and cash equivalents

Cash and cash equivalents decreased by €96 million to €1,006 million at 31 December 2007 from €1,102 million at 31 December 2006 with net cash outflows of €144 million partly offset by a negative foreign exchange translation of €35 million. Currency analysis of the cash and cash equivalents balances is as follows (all at floating interest rates):

	euro	US dollar	Sterling	Swiss franc	Other	Total
	(€ millions)
31 December 2007	354	323	56	72	201	1,006
31 December 2006	484	324	48	105	141	1,102
31 December 2005	563	235	86	189	76	1,149

Net debt at 31 December 2007

Year-end net debt of €5,163 million (2006: €4,492 million) includes €164 million (2006: €248 million) in respect of the Group’s proportionate share of net debt in joint venture undertakings. The reduction in joint venture debt reflects the fact that following the August 2007 buy-out of the remaining 55% of Cementbouw B.V. its net debt is no longer included in the joint venture total.

Exchange rate movements during 2007 reduced the euro amount of net foreign currency debt by €237 million principally due to the 12% revaluation of the euro against the US dollar from 1.3170 at the end of 2006 to 1.4721 at the end of 2007. The favourable translation adjustment in 2006 also reflected a 12% revaluation of the euro versus the US dollar from 1.1797 at the end of 2005 to 1.3170 at the end of 2006.

Year-end debt increased by €671 million, resulting in an increase in the ratio of net debt to equity increasing by 1.3 percentage points to 64.9% compared with 63.6% in 2006. EBITDA interest cover including joint ventures (as defined on pages 29 to 30) was 9.4 times in 2007 (2006: 9.7 times).

Shareholders’ equity at 31 December 2007

Total shareholders’ equity increased by €916 million to €8,020 million during the year ended 31 December 2007. This increase reflects net proceeds of €104 million from equity issues and €1,135 million of profit retained (after dividends paid of €318 million and the add-back of €23 million reflecting the expensing of employee share options), less a loss in currency translation effects on the Group’s net investment in different currencies, primarily the US dollar, of €410 million, net gain on cash flow hedges less deferred tax of €8 million, consideration of €31 million net for the purchase of Ordinary Shares by the Trustees of the Employee Benefit Trust, deferred and current tax charge on items taken directly to equity of €74 million, actuarial gains on defined benefit pension schemes amounting to €159 million, and an increase of €25 million in minority interest.

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

The Group finished 2008 in a strong financial position with 98% of the Group’s gross debt drawn under committed term facilities, 88% of which mature after more than one year. These committed facilities are mainly with a number of international banks. Commitment fees are paid on the unused portion of the lines of credit, and borrowings under the facilities were at prevailing money market rates. In addition, at year-end, the Group held €1,566 million of undrawn committed facilities. The maturity schedule is disclosed in Note 23 to the Financial Statements on page F-55.

At 31 December 2008, gross debt (including finance leases) amounted to €7,298 million (2007: €6,498 million) of which approximately 63% was at fixed interest rates (2007: 54%).

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred acquisition consideration and pension scheme contribution commitments at 31 December 2008 is as follows:

Contractual obligations

Payments due by period	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	€m	€m	€m	€m	€m
Gross debt *	1,016	2,086	1,614	2,129	6,845
Finance leases	6	6	2	5	19

Total gross debt and finance leases	1,022	2,092	1,616	2,134	6,864
Estimated interest payments on contractually-committed debt and finance leases **	377	591	364	649	1,981
Operating leases	240	327	221	396	1,184
Purchase obligations	523	35	28	—	586
Deferred acquisition consideration	44	46	22	32	144
Pension scheme contribution commitments	7	13	11	12	43

	2,213	3,104	2,262	3,223	10,802

Gross debt and finance leases at fixed rates	142	638	1,306	2,055	4,141
Gross debt and finance leases at floating rates	880	1,454	310	79	2,723

Total gross debt and finance leases	1,022	2,092	1,616	2,134	6,864

On 18 April 2008, CRH Finance (U.K.) PLC. issued UK£250 million notes with a coupon of 8.25% maturing on 24 April 2015. CRH plc unconditionally guaranteed the due and punctual payment of the principal and interest due on the notes.

On 23 July 2008, CRH America Inc issued US$650 million notes with a coupon of 8.125% maturing on 15 July 2018. CRH plc unconditionally guaranteed the due and punctual payment of the principal and interest due on the notes.

*	Of the €6.9 billion total gross debt, €2.4 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.
**	These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance.

During 2008, CRH also arranged €0.5 billion of new bank term finance and renewed and extended €1.7 billion of existing bank facilities. These facilities are mainly with a number of international banks. Borrowings under these facilities were at prevailing market rates. The Group continues to assess conditions in the international debt capital markets with a view to further debt issuance at the appropriate time and is committed to maintaining an investment grade credit rating.

In March 2009, CRH extended the maturity of €247 million of debt to 2011 and €425 million of debt to 2012. This debt was due to mature in 2010. As disclosed in “Item 8—Financial Information”, €500 million of the net proceeds from the Rights Issue was used to make an early repayment of borrowings under existing facilities provided by lenders.

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

Detailed information in relation to the average and effective interest rates applicable to Group debt (distinguishing between fixed rate debt and gross debt including and excluding derivatives) is provided in Note 25 to the Financial Statements on page F-60. In addition, a detailed breakdown of fixed and floating rate debt and derivatives by maturity dates is provided in “Item 11—Quantitative and Qualitative Disclosures about Market Risk” on pages 91 to 95.

Interest Rate Swap Agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements to alter the interest payable on debt from fixed to variable and vice versa. While the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, the combination of interest rate swaps and fixed rate debt reduces the Group’s interest rate market risk by fixing interest rates on a portion of the Group’s net debt in individual currencies. The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments in Note 24 to the Financial Statements (pages F-56 to F-57).

Currency Swap Agreements

The Group enters into currency swap agreements to manage the Group’s mix of fixed and floating debt by currency to ensure that the debt funding sources match the currency of Group operations.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €7,051 million in respect of loans, bank advances, derivative obligations and future lease obligations (2007: €6,205 million), €7 million in respect of deferred and contingent acquisition consideration (2007: €6 million), €419 million in respect of letters of credit (2007: €284 million) and €43 million in respect of other obligations (2007: €50 million).

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Working Capital

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2009.

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

Material Commitments for Capital Expenditure

At 31 December 2008, capital expenditure contracted for but not provided in the Consolidated Financial Statements amounted to €433 million and capital expenditure commitments authorised by the Directors but not contracted for amounted to €133 million. CRH expects that capital expenditure for the year 2009 will be lower than the amount spent in 2008, which amounted to €1,039 million. These expenditures will be financed from internal resources and management estimates that 2009 expenditure will be split approximately 65% in Europe and 35% in the Americas for replacement and new projects. The level of capital expenditure is regularly reviewed during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

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

Trend Information—2009

Overview

Trading in the first four months of 2009 has proved extremely challenging compared with the equivalent period in 2008 which benefited from generally positive trading in Europe and a relatively mild winter. Demand patterns across most markets have been impacted by weakening economic activity; this has been exacerbated by the most severe winter for many years in both Europe and North America, and by continuing inclement weather through March and April in a number of our regions. As a result the normal seasonal second quarter demand pick-up has to-date not been as strong as expected and the profit outcome for the first half of this year will show a sharper decline than that previously anticipated.

However, the continuation of a more stable backdrop for energy and other input costs together with benefits from the infrastructure stimulus package in the United States should encourage activity as the year progresses and the underperformance anticipated in the first half is expected to moderate in the seasonally more profitable second half of the year.

Despite the very challenging trading backdrop, CRH’s operating cash flow* to-date is in line with 2008 reflecting tight working capital control and ongoing capital expenditure restraint. We continue to advance

*	Operating cash flow represents cash flow before acquisitions, disposals, share issues/purchases and translation.

actively the various commercial and cost initiatives already underway across our operations, and to identify new measures, to ensure that the Group is positioned to deal with whatever trading circumstances may evolve over the coming months.

The recent Rights Issue which raised €1.24 billion, net of expenses, combined with the Group’s pre-existing financing capacity, leaves CRH well placed to take advantage of appropriate development opportunities in our traditional rigorous and disciplined fashion.

Europe

Europe Materials operations in Poland and Finland were most impacted by the harsh winter with year-to-date cement volumes down by over one-third in both markets; however, recent weeks have seen improved trading conditions in Poland as major infrastructure projects get underway. While weather also had an impact in Ireland and the Ukraine, economic contraction has been the main contributor to a fall of approximately 50% in cement volumes in both countries. In Portugal, domestic cement sales are down 25% compared with the very strong start in 2008. In Switzerland, year-to-date cement volumes are well ahead of last year reflecting strong volumes to major tunnel projects which were unaffected by weather conditions. Cement pricing trends to date across all our major markets are positive relative to the same period in 2008.

Europe Products experienced underlying sales declines of approximately 25% through January and February from the very strong trading levels in early 2008. Sales in March and April, which included the Easter period in both years, have continued to lag 2008 although to a much lesser extent than in earlier months and cumulative sales to end April, on a like-for-like basis, are approximately 20% behind 2008. While all operations have been impacted, the Building Products businesses have proved more resilient helped by ongoing activity in non-residential segments.

To date sales in CRH’s Europe Distribution businesses have proved more robust than in our Products operations due to higher repair, maintenance and improvement (RMI) exposure and good trading in the Benelux DIY activities over Easter. As a result, the like-for-like percentage sales decline to end-April is approximately half that experienced in our Products activities.

Overall, for our European operations the trading environment is, as anticipated, proving much more demanding than in 2008 which, following a strong start, witnessed declining economic activity from about mid-year. Against this backdrop, and with significant benefits from ongoing restructuring, we expect that the pace of year-on-year declines will ease in the months ahead.

Americas

In Americas Materials, poor weather and lower private sector demand resulted in like-for-like volumes in aggregates and asphalt down roughly 30% for the first four months. However, pricing has continued to be strong and operational best practice efforts focussed on optimising payroll and maintenance costs through the winter months have yielded significant benefits. Early indications, as the main highway construction season gets underway across our markets, suggest that the pace of infrastructure project approvals under the American Recovery and Reinvestment Act (economic stimulus bill) is accelerating and that these are likely to more than offset reductions in spending for the year as a whole on public projects financed from state and local budgets.

Americas Products has seen continuing declines in US residential construction through the first four months of the year while the slow-down in our non-residential markets which began to emerge in the latter half of 2008 has become more evident. As a result like-for-like sales in US dollar across our Products activities for the first four months are down approximately 20% on the equivalent period in 2008.

Roofing/Siding volumes in Americas Distribution have been impacted by poor weather conditions and weaker consumer confidence across the country, except for the mid-West region where storm activity has boosted re-roofing demand. Interior products volumes have also suffered as a result of weakness in the non-residential segment. These factors, together with intense price competition, have resulted in a high-teen percentage decline in underlying US dollar sales.

Overall while we expect continuing challenging trading conditions in residential and non-residential markets in the US our cost reduction programmes in these segments are delivering strongly. We anticipate a good pick up in infrastructure activity in the coming months as spending under the stimulus package gains momentum and, with the continuation of a more stable backdrop for energy and other input costs, we look to a strong performance from our Materials operations in the more important second half trading period.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

Name		Title	Period during which the individual has served in this office (from appointment to April 2009)

G.A. Culpepper *	(Age 53)	Finance Director	4 months

W.P. Egan	(Age 64)	Director (Non-executive)	2 years 4 months

U-H. Felcht	(Age 62)	Director (Non-executive)	1 year 9 months

N. Hartery	(Age 58)	Director (Non-executive)—Senior Independent Director	4 years 10 months

J.M. de Jong	(Age 63)	Director (Non-executive)	5 years 3 months

M. Lee	(Age 56)	Chief Executive	5 years 5 months

A. Manifold *	(Age 46)	Chief Operating Officer	4 months

K. McGowan	(Age 65)	Chairman (Non-executive)	10 years 7 months

T.V. Neill	(Age 63)	Director (Non-executive)	5 years 4 months

D.N. O’Connor	(Age 49)	Director (Non-executive)	2 years 10 months

J.M.C. O’Connor	(Age 62)	Director (Non-executive)	4 years 10 months

W.I. O’Mahony	(Age 62)	Director (Non-executive)	16 years 5 months

M.S. Towe **	(Age 59)	Chief Executive Officer—Oldcastle, Inc.	9 months

Mr.	D. M. Kennedy retired from the Board on 7 May 2008.
Mr.	T.W. Hill resigned from the Board on 25 June 2008
*	Mr. G.A. Culpepper and Mr. A. Manifold were appointed to the Board with effect from 1 January 2009.
**	Mr. M.S. Towe was appointed to the Board with effect from 31 July 2008.

At the Annual General Meeting on 6 May 2009 in accordance with the Articles of Association and best practice in relation to the re-election of directors, Bill Egan, Jan Maarten de Jong and Myles Lee retired from the Board and, being eligible, were re-elected. In accordance with the provisions of Article 109, Glenn Culpepper, Albert Manifold, Liam O’Mahony and Mark Towe retired and, being eligible, were re-elected.

G.A. Culpepper

Glenn Culpepper joined CRH in 1989. A United States citizen, he has held a variety of positions in the Group’s United States operations and was appointed Chief Financial Officer of Oldcastle Materials in 1995. He was appointed to his current position and a CRH Board Director with effect from 1 January 2009.

W.P. Egan

Bill Egan became a non-executive Director in January 2007. He is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is Past President and Chairman of the National Venture Capital Association and is a trustee of the University of Pennsylvania and a member of the board of overseers of the Wharton School of Finance at the University of Pennsylvania. He is a director of Cephalon, Inc. and the Irish venture capital company Delta Partners Limited. He also serves on the boards of several privately held communications, cable and information technology companies.

U-H. Felcht

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May of 2006, Chief Executive of Degussa GmbH, Germany’s third largest chemical company. He is on the board of CIBA AG and is a partner in the private equity group One Equity Europe GmbH. He is a member of the Advisory Board of Hapag-Lloyd and of the Supervisory Boards of SGL Carbon AG, Jungbunzlauer Holding AG and Süd-Chemie Aktiengesellschaft.

N. Hartery CEng, FIEI, MBA

Nicky Hartery became a non-executive Director in June 2004. He was, until October 2008, Vice President of Manufacturing, Business Operations and Customer Experience for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the United States. He is a director of eircom Limited.

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

M. Lee BE, FCA

Myles Lee joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988, Finance Director and a CRH Board Director in November 2003 and became Group Chief Executive with effect from 1 January 2009.

A. Manifold

Albert Manifold joined CRH in 1998. He has held a variety of senior positions in the Group, including Group Development Director, and was appointed Managing Director, Europe Materials in July 2007. He was appointed to his current position and a CRH Board Director with effect from 1 January 2009.

K. McGowan

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc and United Drug plc.

T.V. Neill MA, MSc (Econ.)

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

J.M.C. O’Connor B.Soc.Sc., M.Soc.Sc., PhD

Joyce O’Connor became a non-executive Director in June 2004. She is President Emeritus of the National College of Ireland. She currently chairs the Digital Hub Development Agency and the Dublin Inner City Partnership. She is a non-executive director of the Hugh Lane Gallery and a Patron of Caring for Carers Association of Ireland. She is a board member of the National Centre for Partnership and Performance and the Steering Group on Active Citizenship, a Council Member of the Dublin Chamber of Commerce and an Eisenhower Fellow.

W.I. O’Mahony BE, BL, MBA, FIEI

Liam O’Mahony joined CRH in 1971. He has held various senior management positions including Managing Director, Republic of Ireland and UK Group companies and Chief Executive of American operations. He joined the CRH Board in 1992 and became Group Chief Executive in January 2000, a position he held until the end of 2008. He is Chairman of Smurfit Kappa Group plc, a director of Project Management Limited and a member of The Irish Management Institute Council.

M.S. Towe

Mark Towe joined CRH in 1997. He was appointed President of Oldcastle Materials, Inc. in 2000 and became its Chief Executive Officer in 2006. He was appointed to his current position with effect from July 2008. A United States citizen, he is responsible for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas. He was appointed a CRH Board Director with effect from 31 July 2008.

Directors’ Compensation

The information on executive and non-executive Directors’ compensation, pension entitlements and options to purchase securities from the registrant or its subsidiaries is set out on pages R-1 to R-10 inclusive.

Corporate Governance

CRH has primary listings on the Irish and London Stock Exchanges and its ADSs are listed on the New York Stock Exchange (NYSE).

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the main and supporting principles of section 1 of the Combined Code on Corporate Governance (June 2008) published by the Financial Reporting Council in the UK.

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

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are four executive and nine non-executive Directors. Biographical details are set out on pages 65 and 66. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

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

Chairman

Mr. Kieran McGowan has been Chairman of the Group since May 2007. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the Combined Code. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. McGowan holds a number of other directorships (see details on page 66), the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director

The Board has appointed Mr. Nicky Hartery as the Senior Independent Director. Mr. Hartery is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

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

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors’ Remuneration on pages R-1 to R-10. Total executive and non-executive Directors’ remuneration is disclosed on pages R-4 to R-5. No Director has a service contract that provides for any benefits on termination of employment.

Details of the pension entitlements relating to the executive Directors are contained in the Report on Directors’ Remuneration on pages R-5 and R-6. Financial Information in respect of the Group’s retirement benefit obligations in compliance with IAS 19 is contained in Note 28 to the Financial Statements on pages F-63 to F-71.

Share ownership and dealing

Details of the shares held by Directors are set out on page 78.

CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH shares. Directors and senior management are prohibited from dealing in CRH shares during designated prohibited periods and at any time during which the individual is in possession of price-sensitive information. The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority and the Irish Stock Exchange.

Performance appraisal

The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director.

A review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfill the role, and to listen to and respect the views of other Directors and the management team.

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

Meetings

There were nine full meetings of the Board during 2008. Details of Directors’ attendance at those meetings are set out in the table below. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2008, these visits were to Germany/Belgium in Europe and to Seattle/Spokane, Washington in the United States. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings.

Attendance at Board and Board Committee meetings during the year ended 31 December 2008

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
W.P. Egan	9	8							4	4	5	5
U-H. Felcht	9	8			8	6	4	2	1	1	2	2
N. Hartery	9	9							4	4	5	5
T.W. Hill (resigned 25 June 2008)	5	4
J.M. de Jong	9	9			13	13
D.M. Kennedy (retired 7 May 2008)	2	2					2	1	1	1	2	2
M. Lee	9	9	3	3			4	4	1	1
K. McGowan	9	9	3	3			4	4	4	4	5	5
T.V. Neill	9	9	3	2	13	12			3	3	3	3
D.N. O’Connor	9	9	3	3	13	13
J.M.C. O’Connor	9	9			13	13
W.I. O’Mahony	9	9	3	3			4	4	4	4
M.S. Towe (appointed 31 July 2008)	3	3

Column A—indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B—indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

The non-executive Directors met twice during 2008 without executives being present.

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

The current membership of each Committee is set out below. Attendance at meetings held in 2008 is set out in the table above.

Acquisitions	Audit	Finance	Nomination	Remuneration
K. McGowan, Chairman	J.M. de Jong, Chairman	K. McGowan, Chairman	K. McGowan, Chairman	T.V. Neill, Chairman
G.A. Culpepper	U-H. Felcht	G.A. Culpepper	W.P. Egan	W.P. Egan
M. Lee	D.N. O’Connor	U-H. Felcht	N. Hartery	N. Hartery
A. Manifold	J.M.C. O’Connor	M. Lee	M. Lee	K. McGowan
T.V. Neill		W.I. O’Mahony	T.V. Neill
D.N. O’Connor
W.I. O’Mahony

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The Audit Committee consists of four non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O’Connor are the Committee’s financial experts. It will be seen from the Directors’ biographical details, appearing on pages 65 to 66, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met thirteen times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The external auditors attend as required and have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

The main role and responsibilities are set out in written terms of reference and include:

•	monitoring the integrity of the Group’s financial statements and reviewing significant financial reporting issues and judgements contained therein;

•	reviewing the effectiveness of the Group’s internal financial controls;

•	monitoring and reviewing the effectiveness of the Group’s internal auditors;

•	making recommendations to the Board on the appointment and removal of the external auditors and approving their remuneration and terms of engagement; and

•	monitoring and reviewing the external auditors’ independence, objectivity and effectiveness, taking into account professional and regulatory requirements.

These responsibilities are discharged as follows:

•	the Committee reviews the trading statements issued by the Company in January and July and the interim management statements issued during the year;

•

the Committee reviews the Company’s preliminary results announcement/Annual Report and accounts. The Committee receives reports at that meeting from the external auditors identifying any accounting or judgmental issues requiring its attention;

•	the Committee also meets with the external auditors to review the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission;

•	in August, the Committee reviews the interim report;

•	the external auditors present their audit plans in advance to the Committee and the Committee reviews the audit engagement letter;

•	the Committee approves the annual internal audit plan;

•	regular reports are received from the Head of Internal Audit on reviews carried out; and

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

The Group audit engagement partner rotates every five years. Details of the amounts paid to the external auditors during the year for audit and other services are set out in Note 4 to the Financial Statements on page F-26.

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

In 2008, the Committee determined the salaries of the executive Directors and awards under the performance-related incentive plans; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management and the conditional allocation of shares under the Performance Share Plan.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in environmental, health, safety and social performance is a daily key priority of line management. Group policies and implementation systems are described in detail in the CSR Report on the Group’s website, www.crh.com. During 2008, CRH was again recognised by several key rating agencies as being among the leaders in its sector in respect of sustainability performance.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees. The Code is available on the Group’s website, www.crh.com. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

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

Trading statements are issued in January and July and interim management statements are issued during the year. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued in January and July each year.

During 2008, the Board received reports from management on the issues raised by investors in the course of presentations following the annual and interim results.

The Group’s website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges.

The Company’s Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. Notice of the Annual General Meeting is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by means of an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company’s website following the meeting.

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

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group’s operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

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

Compliance

As at 3 March 2009 (the date of approval of the IFRS financial statements), CRH complied with the provisions set out in section 1 of the Combined Code.

Employees

A majority of the Irish employees of the Group and less than 30% of the employees outside the Republic of Ireland are members of unions. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees are satisfactory.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 7,300 employees of all categories who are shareholders in the Group.

The average number of employees for the past three financial years is as follows:

	2008	2007	2006
Europe Materials	14,560	14,583	12,221
Europe Products	21,265	19,298	17,705
Europe Distribution	11,499	10,381	8,402
Americas Materials	22,028	23,521	18,856
Americas Products	20,227	20,538	18,867
Americas Distribution	3,993	3,712	3,491

	93,572	92,033	79,560

1990 Share Option Schemes

At the Extraordinary General Meeting held on 9 May 1990, the shareholders approved Share Option Schemes for the Republic of Ireland and the United Kingdom of Great Britain and Northern Ireland, following which the share option scheme approved in 1987 was terminated (schemes approved in 1979 and 1973 had previously been terminated).

All share options issued between May 1990 and May 2000 were under the 1990 Share Option Schemes.

Directors and employees of the Company or of any of its subsidiaries who were nominated by the Board of Directors (the “Board”) and who were at least two years from normal retirement age were eligible to participate in the Share Option Schemes.

The Board could at any time within ten years from the adoption date (9 May 1990) offer to grant options exercisable at the option price (as defined below) to such Directors and employees for such number of Ordinary Shares as the Board specified, provided that the limits described below had not been reached.

The exercise of options under the Share Option Schemes is related to performance and the Share Option Schemes include provisions to measure this performance in terms of growth in earnings per share (“EPS”) and also include a number of protections to ensure that options will not be exercisable unless performance actually occurs.

The option price in relation to an option was the market price of the shares, computed as on the day prior to the date on which the option was offered or, in the case of options granted after 1 April 1997 to participants whose employment services were performed primarily in the United States, the greater of such market price or the market price computed as at the date on which the option was offered. The market price per Ordinary Share was related to the middle market quotation on the Irish Stock Exchange, or the London Stock Exchange, Daily Official Lists on the day on which the price fell to be computed.

During the ten-year period ended on 9 May 2000, the aggregate number of shares issued under or to be issued pursuant to rights acquired under the Share Option Schemes, the UK Savings Scheme or any approved Share Participation Scheme (as described below) was limited to 44,367,400 Ordinary Shares (representing approximately 15% of the total issued ordinary share capital of CRH as at 9 May 1990 as adjusted following the Rights Issue in September 1993). This limit was further adjusted to 48,706,532 Ordinary Shares following the Rights Issue in March 2001 and to 54,015,543 following the Rights Issue in March 2009 (see “Item 8—Financial Information—Significant Changes”) and may be adjusted by the appropriate proportion in the event of any future alteration of the capital structure of the Company by way of capitalisation of reserves, rights issues, or any subdivisions, consolidations or reductions of capital. The total number of Ordinary Shares issued during the ten-year period ended 9 May 2000 in respect of the Share Option Schemes or any subsequent share option schemes was limited to a maximum of 10% of the issued ordinary share capital of the Company from time to time.

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

The 1990 Share Option Schemes expired in May 2000. New share option schemes were approved by shareholders at the Annual General Meeting held on 3 May 2000.

2000 Share Option Schemes

At the Annual General Meeting held on 3 May 2000, shareholders approved Share Option Schemes replacing the schemes which were approved in May 1990. There are two elements to the Option Scheme, a “basic tier” and a “second tier”.

The basic tier is the standard form of share option. It allows options to be granted up to an aggregate maximum number of options equal to 5% of the issued ordinary share capital, from time to time. These options become exercisable once earnings per share (“EPS”) growth exceeds growth in the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of a basic tier option.

Under the second tier, options up to a further 5% of the issued ordinary share capital, from time to time, may be granted, but may only be exercised if demanding performance targets are met. In effect, second tier options may only be exercised if, over a period of at least five years subsequent to the granting of a second tier option, the growth in EPS exceeds growth in the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable. In light of the introduction of the Performance Share Plan, which was approved by shareholders on 3 May 2006, the Remuneration Committee has decided that no further second tier options will be granted under the Option Schemes; however, basic tier options will continue to be issued.

Principal features

No option may be granted later than ten years from the date of approval by the shareholders at the Annual General Meeting held on 3 May 2000 (“Adoption Date”).

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

The subscription price per share at which options may be exercised will be the higher of par and the mid-market price of the shares on the day preceding the date on which the option is granted or, in the case of options granted to US participants, the greater of that mid-market price or the mid-market price of the shares on the date of the grant.

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

The provisions relating to eligibility, limitation on number of shares to be issued under the scheme, maximum entitlement for any one participant, the basis of individual entitlement or the adjustment of grants in the event of a variation in share capital may not be altered to the advantage of participants without the prior approval of shareholders, except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any Group company or any participant.

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

During the ten-year period commencing on 3 May 2000, the total number of shares which may be issued in respect of the Share Option Schemes, the Savings-Related Share Option Schemes, the Share Participation Schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued ordinary share capital from time to time.

The provisions relating to eligibility, limitation on number of shares to be issued under the scheme, maximum entitlement for any one participant, the basis of individual entitlement or the adjustment of grants in the event of a variation in share capital may not be altered to the advantage of participants without the prior approval of shareholders, except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any Group company or any participant.

1,491,986 Ordinary Shares have been issued* pursuant to the 2000 Savings-Related Share Option Schemes.

Share Participation Schemes

At the Annual General Meeting on 13 May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 30 April 2009, 6,511,181 Ordinary Shares had been issued* pursuant to the Share Participation Schemes.

Performance Share Plan

Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index. Before releasing an award, or portion of an award, which has satisfied the TSR performance criteria, the Remuneration Committee will confirm that the TSR performance outcome is valid insofar as it has not been significantly affected by unusual events and review EPS growth so as to ensure that achievement of the TSR performance criteria has not been distorted by extraneous factors.

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

The percentage of share capital which can be issued under the Performance Share Plan complies with institutional guidelines.

*	including shares satisfied by the re-issue of Treasury Shares

Share Ownership by Directors

The following table sets forth certain information regarding the ownership of the Company’s Ordinary Shares at 30 April 2009 and options to subscribe for Ordinary Shares by all Directors as a group:

Identity of Person or Group	Ordinary Shares	% of Class of Ordinary Shares	Share options (i) (ii)	Deferred shares (iii)	Awards under the Performance Share Plan (iv)
G.A. Culpepper	29,656	0.0043	275,544	—	69,680
W.P. Egan	16,427	0.0024	—	—	—
—non beneficial	12,000	0.0018	—	—	—
U-H. Felcht	1,285	0.0002	—	—	—
N. Hartery	1,285	0.0002	—	—	—
J.M. de Jong	13,101	0.0019	—	—	—
M. Lee (ii)	323,027	0.0472	462,220	17,584	117,687
A. Manifold (ii)	15,703	0.0023	235,083	—	91,860
K. McGowan	20,785	0.0030	—	—	—
T.V. Neill	89,844	0.0131	—	—	—
D.N. O’Connor	14,755	0.0022	—	—	—
J.M.C. O’Connor	2,739	0.0004	—	—	—
W.I. O’Mahony	1,072,116	0.1565	1,036,549	—	—
M.S. Towe	41,986	0.0061	520,987		118,142

	1,654,709	0.2416	2,530,383	17,584	397,369

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal person severally or jointly. The major shareholders do not have different voting rights.

As at 30 April 2009, the Company had received notification of the following interests in its ordinary share capital:

Name	Holding	%
UBS AG	26,380,604	3.84%
Irish Life Investment Managers	22,568,445	3.29%
The Capital Group International, Inc.	20,863,228	3.04%

The Capital Group International, Inc. and Irish Life Investment Managers have stated that these shares are not beneficially owned by them.

Bank of Ireland Asset Management Limited notified the Company on 30 April 2009 that its interest in the capital of the Company had fallen below 3%.

(i)	Additional details regarding the options granted, including exercise price and expiry dates, are found under the heading “Directors’ share options” on pages R-8 to R-9.
(ii)	Includes options granted under the 2000 Savings-Related Share Option Scheme.
(iii)	Deferred shares were granted under the performance-related incentive plan, details of which are set out on page R-7.
(iv)	Conditional awards of shares under the Performance Share Plan, details of which are outlined on pages R-2 to R-3.

FMR LLC and Fidelity International Limited informed the Company on 14 April 2009 that the holdings of FMR LLC and Fidelity International Limited, which previously had been reported jointly, had been disaggregated and would be reported separately in future. The aggregate interest of both FMR LLC and Fidelity International Limited in the capital of the Company is below 3%.

Capital Research and Management Company notified the Company on 11 December 2008 that its interest in the capital of the Company had fallen below 3%.

The equivalent disclosure as at 8 May 2008 was as follows:

Name	Holding	%
Bank of Ireland Asset Management Limited	27,013,024	5.030
Capital Research and Management Company	26,933,054	5.015
UBS AG	26,380,604	4.913
The Capital Group International, Inc.	19,489,063	3.629
FMR LLC and Fidelity International Limited and their direct subsidiaries	16,806,463	3.129

The equivalent disclosure as at 26 April 2007 was as follows:

Name	Holding	%
Bank of Ireland Asset Management Limited	37,933,084	6.97
UBS AG	26,380,604	4.85
The Capital Group Companies, Inc. and its affiliates	26,314,940	4.84

The number of shareholders with US addresses (excluding ADS record holders) as at 30 April 2009 was 283 with a shareholding of 2,453,689 shares. For the number of ADS record holders, see “Item 9—The Offer and Listing”.

Related Party Transactions

See Note 35 to the Financial Statements (pages F-84 to F-85).

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

In March 2008, the Board announced a full year 2007 dividend of 68.0 cent, up 31% with dividend cover of 3.9 times. The 2008 interim dividend increased by 2.5% over the 2007 level. A final 2008 dividend of 48.5 cent was proposed and approved at the Annual General Meeting on 6 May 2009 which brings the full year dividend for 2008 to 69.0 cent, up 1.5%, with dividend cover of 3.4 times.

Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar amounts received by holders of ADSs upon conversion by the Depositary of cash dividends paid in euro on the Ordinary Shares represented by the ADSs. Furthermore, fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States and of the Ordinary Shares in the Republic of Ireland.

Significant Changes

CRH has completed acquisitions for consideration totalling approximately €0.3 billion from 1 January 2009 to 30 April 2009. The most significant transaction was the acquisition in January 2009 of a 26% shareholding in Yatai Cement for RMB 2.1 billion (€224 million). Yatai is the leading cement manufacturer in northeastern China with 14 million tonnes of cement capacity currently being expanded to 18 million tonnes.

In March 2009 CRH raised €1.24 billion, net of expenses, through the issue of 152,087,952 new Ordinary Shares in a fully underwritten Rights Issue on the basis of 2 new Ordinary Shares for every 7 existing Ordinary Shares. €500 million of the net proceeds from the Rights Issue was used to make an early repayment of borrowings under existing facilities provided by lenders.

ITEM 9—THE OFFER AND LISTING

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

In November 2008 the Group announced that the share repurchase programme that had been announced on 3 January 2008 and which was limited to a maximum of 5% of the 547 million Ordinary shares in issue at December 2007, was terminated. A total of 18.2 million shares were repurchased, equivalent to 3.3% of Ordinary Shares in issue at year end 2007, at an average price of €22.30 per share (excluding associated costs). Following the transfer of a total of 2,582,745 Ordinary Shares to participants in the Group’s employee share schemes, CRH plc holds 15,267,982 Ordinary Shares in Treasury as at 30 April 2009.

American Depositary Shares (“ADSs”), each representing one Ordinary Share, are listed on the New York Stock Exchange (“NYSE”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon (the “Depositary”) as Depositary under an Amended and Restated Deposit Agreement dated 28 November 2006. Prior to this date the Depositary was Citibank, N.A. Each ADS represents one Ordinary Share of the Company. The ticker symbol for the ADSs on the NYSE is CRH (prior to 31 March 2006, CRH’s ADSs were quoted on the NASDAQ National Market under the ticker symbol CRHCY).

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported in The NASDAQ National Market monthly statistical reports through 2005 and as reported on the NYSE composite tape from 2006 through 30 April 2009.

	euro per Ordinary Share		US dollars per ADS
	High	Low	High	Low
NASDAQ listing period
Calendar Year
2004	20.05	16.08	26.64	20.01
2005	24.85	18.87	31.11	24.37

NYSE listing period
Calendar Year
2006	31.82	22.35	45.80	28.87
2007	38.20	21.92	53.24	32.50
2008	27.17	13.80	41.90	17.44

2007
First Quarter	34.30	29.00	45.74	38.15
Second Quarter	38.19	31.40	51.67	43.20
Third Quarter	38.20	24.48	53.24	37.18
Fourth Quarter	31.05	21.92	44.39	32.50

2008
First Quarter	27.17	21.86	41.90	32.76
Second Quarter	25.79	16.90	40.26	26.93
Third Quarter	19.57	13.90	28.98	19.91
Fourth Quarter	20.90	13.80	29.85	17.44

2009
First Quarter	20.45	11.50	27.75	17.37
Second Quarter (through 30 April 2009)	19.95	15.71	26.29	21.08

Calendar Year
Month
October 2008	17.87	13.80	23.93	17.44
November 2008	18.29	14.84	23.49	17.91
December 2008	20.90	16.30	29.85	20.82
January 2009	20.45	16.60	27.75	21.66
February 2009	19.47	14.58	25.24	18.60
March 2009	17.00	11.50	24.65	17.37
April 2009 (through 30 April 2009)	19.95	15.71	26.29	21.08

On 30 April 2009, 12,798,911 American Depositary Shares (equivalent to 12,798,911 Ordinary Shares or 1.87% of the total outstanding Ordinary Shares excluding Treasury Shares) were outstanding and were held by 70 record holders.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarises certain provisions of CRH’s Memorandum and Articles of Association and applicable Irish law.

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

•

any other proposal concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder or otherwise) provided that the Director is not the holder of 1% or more of the voting interest in the shares of such company; and

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

Meetings

Shareholder meetings may be convened by majority vote of the Directors. A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 days’ notice in writing must be given, requires the affirmative vote of at least 75% of the votes cast.

5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for the winding-up of the Company or otherwise affecting their rights and privileges. Dividends on the 5% Cumulative Preference Shares are payable half yearly on 15 April and 15 October in each year.

7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and priority in a winding-up to repayment of capital, both subject to the rights of the holders of the 5% Cumulative Preference Shares but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for, among others, the winding-up of the Company, the reduction of the capital of the Company or the abrogation of any special rights or privileges of any preference shares. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half yearly on 5 April and 5 October in each year.

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

2009 Changes

The Memorandum and Articles of Association were amended at the Annual General Meeting on 6 May 2009 as follows:

Article 8B of the Company’s Articles of Association was amended by the deletion of paragraphs 8B(b)(i) and 8B(d) and the insertion of the following in their place:

“(i)	in the case of an Employee Share Scheme (as defined in paragraph (d) below), an amount equal to the price as provided for in such Employee Share Scheme, or”

“(d)	“Employee Share Scheme” means any scheme or plan which involves the appropriation or issue of Ordinary Shares or the issue of options to acquire Ordinary Shares in the Company and which has been approved by the Company’s shareholders in General Meeting.”

The Company’s Articles of Association were further amended by:-

(i)	the deletion of Articles 78 to 83 and the insertion in their place of the following new Articles 78 to 85:

“78. Every member entitled to attend and vote at a general meeting may appoint a proxy or proxies to attend, speak and vote on his behalf provided that, where a shareholder appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by him.

79. A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed as the proxy to attend, and to speak and vote, at a general meeting of the Company. Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote.

80. The appointment of a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such appointment need not be witnessed. A body corporate may execute a form of proxy under its Common Seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member. The appointment of a proxy in electronic form shall only be effective in such manner as the Directors may approve.

81. Where the appointment of a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of that power or authority or any other proof or confirmation of that power or authority acceptable to the Directors is to be received by the Company:-

(i)	in physical form, it shall be deposited at the Office or at such other place or places (if any) as is specified for that purpose in, or by way of note to, the notice convening the meeting,

(ii)	in electronic form, it may be so received where an address has been specified by the Company for the purpose of receiving electronic communications:-

(a)	in the notice convening the meeting; or

(b)	in any appointment of proxy sent out by the Company in relation to the meeting; or

(c)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

provided that it is so received by the Company not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and, in default, the appointment of the proxy shall not be treated as valid PROVIDED THAT:

(a)	in the case of a meeting which is adjourned to, or a poll which is to be taken on, a date which is less than seven days after the date of the meeting which was adjourned or at which the poll was demanded, it shall be sufficient if the appointment of the proxy and any other authority and certification thereof as aforesaid is so received by the Company at the commencement of the adjourned meeting or the taking of the poll; and

(b)	an appointment of a proxy relating to more than one meeting (including any adjournment thereof) having once been so received for the purposes of any meeting shall not require to be delivered, deposited or received again for the purposes of any subsequent meeting to which it relates.

82. Receipt by the Company of an appointment of a proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. However, if he votes in person on a resolution, then as regards that resolution his appointment of a proxy will not be valid.

83. A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the previous death, insanity or winding up of the principal or revocation of the proxy or of the authority under which the proxy or authority was executed or the transfer of the share in respect of which the proxy or authority is given, provided that no intimation in writing of such death, insanity, winding up, revocation, or transfer as aforesaid is received by the Company at the Office, at least forty-eight hours before the commencement of the meeting or adjourned meeting at which the proxy is used or at which the representative acts PROVIDED HOWEVER that where such intimation is given in electronic form it shall have been received by the Company at least twenty-four hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

84. The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without reply-paid envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative. The proxy form may make provision for three-way voting on all resolutions intended to be proposed, other than resolutions which are merely procedural. If, for the purpose of any meeting, invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non-receipt of such invitations by, any member shall not invalidate the proceedings at any such meeting.

85. Any body corporate which is a member of the Company may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or of any class of members of the Company, and any person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. Where a member appoints more than one representative in relation to a general meeting, each representative must be appointed to exercise the rights attached to a different share or shares held by the member.”

(ii)	the deletion of the existing Article 34; and

(iii)	the renumbering of the Articles of Association and all cross references therein to reflect the amendments provided for in (i) and (ii) above.

2008 Changes

The Memorandum and Articles of Association were amended in May 2008 as follows:

Clause 4(21) of the Memorandum of Association of the Company was deleted and replaced by the following new Clause 4(21):-

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

The Articles of Association were amended as follows:-

(i)	by deleting the definitions of “The Acts” and “Person” in Article 2 and replacing them with definitions as follows:-

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

Material Contracts

Not applicable.

Exchange Controls

Certain aspects of CRH’s international monetary operations outside the EU were, prior to 31 December 1992, subject to regulation by the Central Bank of Ireland. These controls have now ceased. There are currently no Irish foreign exchange controls, or other statute or regulations that restrict the export or import of capital, that affect the remittance of dividends, other than dividend withholding tax on the Ordinary Shares, or that affect the conduct of the Company’s operations.

Taxation

The following summary outlines certain aspects of US federal income and Republic of Ireland tax law regarding the ownership and disposition of ADSs or Ordinary Shares. Because it is a summary, holders of ADSs or Ordinary Shares are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or investors whose functional currency is not the US dollar), some of which may be subject to special rules. The statements regarding US and Irish laws set forth below are based, in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their terms.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the Republic of Ireland all as currently in effect, as well as the Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Income Tax Treaty”). These laws are subject to change, possibly on a retroactive basis.

Holders of ADSs will be treated as the owners of Ordinary Shares represented thereby for the purposes of the Income Tax Treaty and for US federal income tax purposes. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, will not be subject to US federal income or Irish tax.

As used herein, the term “US holder” means a beneficial owner of an ADS or Ordinary Share who (i) is a US citizen or resident, a US corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, and (ii) is not a resident of, or ordinarily resident in, the Republic of Ireland for purposes of Irish taxes.

Republic of Ireland—Corporation Tax

The Company and certain of its subsidiaries are resident for tax purposes in the Republic of Ireland, and are subject to Corporation Tax in the Republic of Ireland on income arising from sources within Ireland.

Companies in Ireland are subject to different Corporation Tax rates depending on the activity carried out by the company. Except for certain companies engaged in specified manufacturing activities, companies in Ireland are in general subject to Corporation Tax at the rate of 12.5%.

Group companies with income arising from the sale of goods manufactured by them in Ireland are liable to a rate of 10% up to 31 December 2010.

Taxation of Dividends paid to US Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from CRH. On the payment of dividends, CRH is obliged to withhold a Dividend Withholding Tax (“DWT”). The rate at present is 20% of the dividend payable.

Dividends paid by CRH to a US tax resident individual will be exempt from DWT, provided the following conditions are met:

1.	The individual (who must be the beneficial owner) is resident for tax purposes in the US (or any country with which Ireland has a double tax treaty) and neither resident nor ordinarily resident in Ireland.

2.	The individual signs a declaration to CRH, which states that he/she is a US tax resident individual at the time of making the declaration and that he/she will notify CRH when he/she no longer meets the condition in (1) above.

3.	The individual provides CRH with a certificate of tax residency from the US tax authorities.

Dividends paid by CRH to a US tax resident company (which must be the beneficial owner) will be exempt from DWT provided that the following conditions are met:

1.	The company is resident for tax purposes in the US (or any country with which Ireland has a double tax treaty) and not under the control, either directly or indirectly, of Irish resident persons.

2.	The company provides a declaration to CRH, which states that it is entitled to an exemption from DWT, on the basis that it meets the condition in (1) above at the time of making the declaration, and that it will notify CRH when it no longer meets the condition in (1) above.

3.	The company provides CRH with a certificate of tax residency from the US tax authorities and a certificate from its auditors certifying that the company is not under the direct/indirect control of Irish residents.

For US federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

The amount of the dividend distribution includable in income of a US holder will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date such dividend distribution is includable in the income of the US holder, regardless of whether the payment is in fact converted to US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.

For foreign tax credit limitation purposes, dividends will be income from sources outside the US, and dividends paid in taxable years beginning before 1 January 2007 generally will be “passive” or “financial services” income, while dividends paid in taxable years beginning after 31 December 2006 will be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder. Any Irish tax withheld from distributions will not be eligible for a foreign tax credit to the extent an exemption from the tax withheld is available to the US Holder.

Capital Gains Tax

A US holder will not be liable for Irish tax on gains realised on the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A US holder will be liable for US federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Subject to the PFIC rules below, US holders who sell or otherwise dispose of Ordinary Shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised on the sale or disposition and the tax basis, determined in US dollars, in the Ordinary Shares or ADSs. Capital gains of a non-corporate US holder that are recognised in taxable years beginning before 1 January 2011 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year, and the capital gain or loss will generally be US source for foreign tax credit limitation purposes.

Capital Acquisitions Tax (Estate/Gift Tax)

Although non-residents may hold Ordinary Shares, the shares are deemed to be situated in the Republic of Ireland, because the Company is required to maintain its Share Register in the Republic of Ireland. Accordingly, holders of Ordinary Shares may be subject to Irish gift or inheritance tax, notwithstanding that the parties involved are domiciled and resident outside the Republic of Ireland. Certain exemptions apply to gifts and inheritances depending on the relationship between the donor and donee.

Under the Income Tax Treaty with respect to taxes on the estates of deceased persons, credit against US federal estate tax is available in respect of any Irish inheritance tax payable in respect of transfers of Ordinary Shares.

Additional Federal US Income Tax Considerations

The Company believes that Ordinary Shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is made annually and thus may be subject to change. If the Company is treated as a PFIC and you are a US holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realise on the disposition of your Ordinary Shares or ADSs and any excess distribution that the Company makes to you. Generally, any such gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADSs, the amount allocated to the taxable year in which you realised the gain or received the excess distribution will be taxed as ordinary income, the amount allocated to each prior year will be taxed as ordinary income at the highest tax rate in effect for each such year, and an interest charge will be applied to any tax attributable to such gain or excess distribution for the prior years. With certain exceptions, Ordinary Shares or ADSs will be treated as stock in a PFIC if the company was a PFIC at any time during the investor’s holding period in the Ordinary Shares or ADSs. In addition, dividends that you receive from the Company will not constitute qualified dividend income to you if the Company is deemed to be a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Stamp Duty

The Irish Finance Act, 1992 Section 90 Stamp Duties Consolidation Act 1999 exempts from Irish stamp duty transfers of ADSs where the ADSs are dealt in and quoted on a recognised stock exchange in the US and the underlying deposited securities are dealt in and quoted on a recognised stock exchange. The Irish tax authorities regard NASDAQ and the NYSE as recognised stock exchanges. Irish stamp duty will be charged at the rate of 1% of the amount or value of the consideration on any conveyance or transfer on sale of Ordinary Shares.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F, which have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and, for most recent CRH periodic filings only, at the Internet World Wide Web site maintained by the SEC at www.sec.gov.

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

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Group Treasurer reports to the Finance Director and the activities of Group Treasury are subject to regular internal audit. Systems are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board of Directors.

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

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Group Income Statement (page F-2) in the period in which they arise and are shown in Note 4 to the Financial Statements on page F-26.

Given the Group’s presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Group Statement of Recognised Income and Expense (page F-3). A currency profile of the Group’s net debt and net worth is presented in Note 25 to the Financial Statements on page F-59. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, partially to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The table on page F-51 of Note 21 to the Financial Statements demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant).

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. The aim of the Group’s corporate treasury function is to ensure that sufficient resources are available to meet such liabilities as they fall due through a combination of liquid investments, cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents and liquid resources only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group’s debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in Note 23 to the Financial Statements (page F-55); these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group’s outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in Note 23 to the Financial Statements (page F-54).
The tables on page F-52 of Note 21 to the Financial Statements show the projected contractual undiscounted total cash outflows (principal and interest) arising from the Group’s gross debt, trade and other payables and derivative financial instruments. The tables also include the gross cash inflows projected to arise from derivative financial instruments. These projections are based on the interest and foreign exchange rates applying at the end of the relevant financial year.

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with the fair value of derivatives used to hedge future energy costs being €19 million unfavourable as at the balance sheet date (2007: €7 million favourable).

Quantitative information about Market Risk

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see Note 22 to the Financial Statements on page F-53). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment grade ratings—generally counterparties have ratings of A2/A from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to circa 6.3% of gross trade receivables (2007: 5.6%). Customers who wish to trade on credit terms are subject to strict verification procedures prior to credit being advanced and are subject to continued monitoring at operating company level; receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in Note 18 to the Financial Statements on pages F-46 to F-47 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 84% of the total receivables balance at the balance sheet date (2007: 84%); amounts receivable from related parties (Notes 18 and 35 to the Financial Statements) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed relevant by operational management.

Interest rate risk

The Group’s exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by the Group’s corporate treasury function using a mix of fixed and floating rate debt; in recent years, the Group’s target has been to fix interest rates on approximately 50% of net debt as at the period-end. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in Note 24 to the Financial Statements (pages F-56 to F-57). The table presented on page F-50 of Note 21 to the Financial Statements demonstrates the impact on profit before tax of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant.

The following table shows the Group’s interest rate swaps and debt obligations that are sensitive to changes in interest rates at 31 December 2008 and 2007. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. For cross currency swaps, the table presents the principal amounts to be exchanged on maturity and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in euro, which is the Group’s reporting currency. The actual currencies of the instruments are as indicated.

	As at 31 December 2008
Maturity Before 31 December	2009	2010	2011	2012	2013	After 2013	Total	Fair value *
	€ million (except percentages)
Long-term debt
Fixed Rate—US$	128	118	532	904	560	2,029	4,271	3,297
Average Interest Rate	7.5%	8.2%	6.3%	7.1%	5.3%	6.9%	6.7%
Fixed Rate—Other	14	6	9	3	2	270	304	304
Average Interest Rate	5.3%	5.3%	6.6%	5.2%	5.4%	8.2%	7.9%
Variable Rate—US$	41	217	105	—	—	50	413	413
Average Interest Rate	7.8%	3.7%	2.1%	—	—	5.4%	3.9%
Variable Rate—Other	838	968	165	241	69	29	2,310	2,310
Average Interest Rate	7.6%	5.0%	3.2%	4.5%	3.7%	5.4%	5.7%
Interest Rate Swaps
Notional Principal—US$	—	—	251	787	503	917	2,458	(411)
Variable Rate Payable	—	—	2.6%	3.4%	2.8%	3.2%	3.1%
Fixed Rate Receivable	—	—	5.7%	6.0%	4.7%	5.4%	5.5%
Notional Principal—US$	—	—	—	—	—	341	341	(3)
Fixed Rate Payable	—	—	—	—	—	2.7%	2.7%
Variable Rate Receivable	—	—	—	—	—	3.4%	3.4%
Notional Principal—US$	—	—	11	—	—	—	11	—
Fixed Rate Payable	—	—	7.0%	—	—	—	7.0%
Fixed Rate Receivable	—	—	7.3%	—	—	—	7.3%
Notional Principal—Euro	68	9	—	5	—	3	85	1
Fixed Rate Payable	3.7%	3.5%	—	4.9%	—	4.1%	3.8%
Variable Rate Receivable	4.7%	3.5%	—	4.9%	—	4.1%	4.6%
Currency Swaps and forward agreements
Principal Receivable—US$	(725)	—	—	—	(414)	—	(1,139)	(1,143)
Variable Rate Receivable	1.8%	—	—	—	2.9%	—	2.2%
Principal Payable—Euro	204	—	—	—	400	319	923	1,039
Fixed Rate Payable	4.0%	—	—	—	4.5%	4.5%	4.4%
Principal Payable—Euro	656	—	—	—	—	—	656	658
Variable Rate Payable	3.0%	—	—	—	—	—	3.0%
Principal Receivable—Euro	(361)	—	—	—	—	—	(361)	(362)
Variable Rate Receivable	3.3%	—	—	—	—	—	3.3%
Principal Receivable—GBP	(197)	—	—	—	—	—	(197)	(197)
Variable Rate Receivable	2.7%	—	—	—	—	—	2.7%
Principal Receivable—GBP	—	—	—	—	—	(262)	(262)	(343)
Fixed Rate Receivable	—	—	—	—	—	5.3%	5.3%
Principal Payable—Swiss Franc	300	—	—	—	—	—	300	300
Variable Rate Payable	1.3%	—	—	—	—	—	1.3%
Principal Payable—Other	22	—	—	—	—	—	22	22
Fixed Rate Payable	6.8%	—	—	—	—	—	6.8%
Principal Payable—Other	154	—	—	—	—	—	154	155
Variable Rate Payable	5.3%	—	—	—	—	—	5.3%
Principal Receivable—Other	(13)	—	—	—	—	—	(13)	(13)
Variable Rate Receivable	3.9%	—	—	—	—	—	3.9%

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

*	Represents the net present value of the expected cash flows discounted at current market rates of interest. Figures in parentheses represent assets.

	As at 31 December 2007
Maturity Before 31 December	2008	2009	2010	2011	2012	After 2012	Total	Fair value *
	€ million (except percentages)
Long-term debt
Fixed Rate—US$	131	124	112	493	811	1,777	3,448	3,313
Average Interest Rate	7.3%	7.3%	8.1%	6.3%	7.1%	6.1%	6.5%
Fixed Rate—Other	48	7	6	9	3	10	83	83
Average Interest Rate	4.3%	4.9%	4.9%	6.5%	4.9%	5.2%	4.8%
Variable Rate—US$	91	611	31	124	5	17	879	879
Average Interest Rate	4.7%	5.2%	5.8%	5.4%	3.4%	6.0%	5.2%
Variable Rate—Other	300	1,493	98	95	73	29	2,088	2,088
Average Interest Rate	5.4%	5.0%	5.1%	4.9%	5.1%	4.5%	5.0%
Interest Rate Swaps
Notional Principal—US$	—	—	—	238	744	1,070	2,052	(121)
Variable Rate Payable	—	—	—	5.0%	5.2%	5.1%	5.1%
Fixed Rate Receivable	—	—	—	5.7%	6.0%	5.3%	5.6%
Notional Principal—US$	119	—	—	10	—	—	129	—
Fixed Rate Payable	7.2%	—	—	7.0%	—	—	7.2%
Fixed Rate Receivable	7.2%	—	—	7.3%	—	—	7.2%
Notional Principal—Euro	214	68	7	—	—	—	289	(2)
Fixed Rate Payable	3.4%	3.8%	3.4%	—	—	—	3.5%
Variable Rate Receivable	4.6%	4.7%	4.7%	—	—	—	4.6%
Notional Principal—GBP	20	—	—	—	—	—	20	—
Fixed Rate Payable	4.8%	—	—	—	—	—	4.8%
Variable Rate Receivable	6.0%	—	—	—	—	—	6.0%
Currency Swaps and forward agreements
Principal Payable—Euro	—	204	—	—	—	400	604	604
Fixed Rate Payable	—	4.0%	—	—	—	4.5%	4.3%
Principal Payable—Euro	650	110	—	—	—	—	760	760
Variable Rate Payable	4.8%	4.7%	—	—	—	—	4.7%
Principal Receivable—Euro	(177)	(22)	—	—	—	—	(199)	(199)
Variable Rate Receivable	4.8%	5.2%	—	—	—	—	4.9%
Principal Payable—Swiss Franc	209	—	—	—	—	—	209	209
Variable Rate Payable	2.9%	—	—	—	—	—	2.9%
Principal Receivable—GBP	(170)	—	—	—	—	—	(170)	(170)
Variable Rate Receivable	6.2%	—	—	—	—	—	6.2%
Principal Payable—Other	56	25	—	—	—	—	81	81
Fixed Rate Payable	5.0%	6.8%	—	—	—	—	5.5%
Principal Payable—Other	164	—	—	—	—	—	164	164
Variable Rate Payable	5.1%	—	—	—	—	—	5.1%
Principal Receivable—Other	(15)	—	—	—	—	—	(15)	(15)
Variable Rate Receivable	4.7%	—	—	—	—	—	4.7%
Principal Receivable—US$	(650)	(274)	—	—	—	(391)	(1,315)	(1,316)
Variable Rate Receivable	4.9%	5.0%	—	—	—	5.2%	5.0%

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

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2008. Based on that evaluation, the Chief Executive Officer and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

In designing and evaluating our disclosure controls and procedures, management, including the Chief Executive Officer and the Finance Director, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2008. These acquisitions, which are listed in Note 34 to the Financial Statements, constituted 5.2% of total assets and 10.1% of net assets, as of 31 December 2008 and 2.5% and 1.5% of revenue and net profit respectively for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2008, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2008, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on the following page.

Changes in Internal Control over Financial Reporting

During 2008, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company:

We have audited CRH public limited company’s internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO criteria”). CRH public limited company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended 31 December 2008, which are included in the 2008 consolidated financial statements of CRH public limited company and constituted 5.2% and 10.1% of total and net assets, respectively, as of 31 December 2008 and 2.5% and 1.5% of revenues and net profit, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH public limited company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING—(Continued)

In our opinion, CRH public limited company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group Balance Sheets of CRH public limited company as of 31 December 2008 and 2007, and the related Group Income Statements, Group Statements of Recognised Income and Expense and Group Cash Flow Statements for each of the three years in the period ended 31 December 2008, and the financial statement schedule listed in the Index at Item 18, and our report dated 7 May 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

7 May 2009

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. J.M. de Jong and Mr. D.N. O’Connor are the Audit Committee financial experts as defined for the purposes of the requirements of this Item 16A. Mr. J.M. de Jong and Mr. D.N. O’Connor have been deemed to be independent according to the requirements of Rule 10A-3.

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

ITEM 16B—CODE OF ETHICS

CRH complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act. Amongst other things, the Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. CRH meets these requirements through its code of business conduct, which is applicable to all Group employees. The code is available on the Group’s website www.crh.com.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of auditors’ fees and services are set out below.

Auditors’ fees and services	2008	2007
	€m	€m
Audit Fees	14.2	15.8
Audit-Related Fees (i)	2.3	2.1
Tax Fees	0.6	0.4
Other Fees (ii)	0.5	0.6

	17.6	18.9

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

(i)	Audit-Related Fees include acquisition-related due diligence amounting to €1.3 million (2007: €2.1 million) and other attestation services that are closely related to the performance of the audit.
(ii)	Other Fees are principally for transaction advisory services.

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

As provided in the Sarbanes-Oxley Act of 2002 and the SEC’s rules, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. The Chairman of the Audit Committee is authorised to give specific pre-approval to any audit or non-audit service to be provided by the independent auditor. All such pre-approval decisions must be reported, for informational purposes only, to the Audit Committee at its next scheduled meeting.

The annual audit services engagement terms will be approved by the Audit Committee. The remuneration of the independent auditor will be recommended by the Audit Committee and approved by the Board of Directors, following authorisation by the shareholders at the Annual General Meeting. Audit services include the annual financial statement audit, subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on CRH’s Consolidated Financial Statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit. Audit services will also include the attestation engagement for the independent auditor’s report on Management’s Report on Internal Control over Financial Reporting.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services as outlined above, which are those services that only the independent auditor reasonably can provide.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Group operated a Share Repurchase Programme during 2008.* The programme was announced on 3 January 2008 and was terminated in November 2008.

Month of purchase	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programme	Maximum number of shares that may yet be purchased under the programme
3-31 January	2,171,245	€24.04	2,171,245	25,178,755
1-29 February	3,975,338	€25.32	3,975,338	21,203,417
1-31 March	3,367,960	€23.83	3,367,960	17,835,457
1-30 April	1,812,500	€24.08	1,812,500	16,022,957
1-31 May	1,301,886	€24.12	1,301,886	14,721,071
1-30 June	1,230,617	€19.69	1,230,617	13,490,454
1-31 July	1,612,195	€15.77	1,612,195	11,878,259
1-31 August	1,074,078	€17.36	1,074,078	10,804,181
1-30 September	1,658,536	€17.79	1,658,536	9,145,645
1-31 October	—	—	—	9,145,645

Total	18,204,355		18,204,355

*	The share repurchase programme was limited to 5% of the 547 million Ordinary Shares in issue at year-end 2007. A total of approximately 18.2 million shares were purchased under the programme at an average price of €22.30 excluding associated costs. These shares are held as Treasury Shares.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

CRH and the New York Stock Exchange (“NYSE”) corporate governance rules

CRH American Depositary Shares (“ADSs”) are listed on the NYSE. Each ADS represents one Ordinary Share and one tied Income Share.

Although non-US companies like CRH are exempt from most of the corporate governance rules of the NYSE, in common with companies listed on the Irish Stock Exchange and the London Stock Exchange, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the Irish Stock Exchange and the UK Listing Authority; and (c) the Combined Code on Corporate Governance (Combined Code), which is appended to the listing rules of the Irish and London Stock Exchanges.

Independence

The NYSE rules require that a majority of the Board of Directors must be comprised of independent directors, and the rules provide detailed tests that US companies must use for determining independence. While the CRH Board does not specifically apply the NYSE’s tests, the Board has carried out an assessment in accordance with the Combined Code requirements as to whether there are relationships or circumstances which are likely to affect, or could appear to affect, the directors’ judgement, and the Board has determined that each of the eight non-executive Directors are independent having regard to the Combined Code. As of 30 April 2009, CRH’s Board consisted of four executive Directors and nine non-executive Directors, including the Chairman.

Committees

The NYSE rules require US companies to have a Nominating / Corporate Governance Committee, a Compensation Committee and an Audit Committee, each of which must meet certain requirements. CRH’s Nomination, Remuneration and Audit Committees have terms of reference and composition that comply with the Combined Code. CRH’s Nomination Committee membership consists of the Chairman of CRH, the Chief Executive and non-executive Directors (whom the Board has determined to be independent in the manner described above). The Remuneration Committee is composed entirely of non-executive Directors (whom the Board has determined to be independent in the manner described above). CRH’s Audit Committee is composed entirely of non-executive Directors (whom the Board has determined to be independent in the manner described above and who meet the requirements of US Securities Exchange Act Rule 10A-3). CRH considers that the terms of reference of these committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

Code of Business Conduct and Ethics

The NYSE rules require companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees. CRH has adopted a Code of Business Conduct, which applies to all Directors, officers and employees and considers that its Code of Business Conduct is generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

Shareholder Approval of Equity Compensation Plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. CRH complies with Irish requirements, which are similar to the NYSE rules. The CRH Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon. *

4.1	Loan facility agreement dated 15 September 2004, between CRH plc, Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. **

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary, joint venture and associated undertakings.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002. ***

15.	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on 3 May 2007.

**	Incorporated by reference to Annual Report on Form 20-F that was filed by the company on 28 June 2005.

***	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ G.A. CULPEPPER
Glenn Culpepper
Finance Director

Dated: 7 May 2009

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated 3rd March, 2009

The Remuneration Committee

The Remuneration Committee of the Board consists of non-executive Directors of the Company. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive attends meetings except when his own remuneration is being discussed. Membership of the Remuneration Committee is set out in “Item 6—Directors, Senior Management and Employees” on page 70.

Remuneration Policy

CRH is an international group of companies, with activities in 35 countries. CRH’s policy on Directors’ remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

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

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH’s strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a performance-related incentive plan, a contributory pension scheme and participation in the performance share and share option plans. It is policy to grant participation in these plans to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 7,300 employees of all categories who are shareholders in the Group.

Executive Directors’ Remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to relocation costs, the use of company cars and medical/life assurance. No fees are payable to executive Directors.

Performance-related incentive plan

The performance-related incentive plan is totally based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and 20% for personal and strategic goals. At target performance, payout is 80% of basic salary for Europe-based participants and 90% of basic salary for US-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

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

In addition, the former Chief Executive, Mr. Liam O’Mahony, had a special long-term incentive plan incorporating targets set for the four-year period 2005-2008. The plan incorporated challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Details of the actual earnings under this plan and the manner in which the earnings have been provided for are set out in Note 2 to the table of Directors’ remuneration on page R-4. A similar plan has been established for Mr. Myles Lee who succeeded Mr. O’Mahony as Chief Executive in January 2009.

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

The maximum award under the Performance Share Plan is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse if over the three-year period CRH’s TSR is below the median of the peer group/index; 30% of the award vests if CRH’s performance is equal to the median while 100% vests if CRH’s performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis. Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on pages R-7 to R-8.

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

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

With the introduction of the Performance Share Plan, the Remuneration Committee decided that no further Second Tier share options should be granted under the existing share option scheme; however, Basic Tier options continue to be issued. Subject to satisfactory performance, options are expected to be awarded annually, ensuring a smooth progression over the life of the share option scheme. Grants of share options are at the market price of the Company’s shares at the time of grant, and are made after the final results announcement ensuring transparency.

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

Pensions

Mr. Lee is, and Mr. O’Mahony was, a participant in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Mr. Lee to retire at 60 years of age. Mr. O’Mahony’s pension was fully funded, under arrangements which provided for his retirement on two-thirds salary at completion of five years in the role of Chief Executive at end-2004.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual accrued pension entitlements as at 7th December 2005. As a result of these legislative changes, the Remuneration Committee decided that Mr. Lee and Mr. O’Mahony should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to Group. Both chose to opt for the alternative arrangement which involved capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2008 are detailed in note (ii) on page R-5.

US executive Directors participate in defined contribution retirement plans in respect of basic salary; and in addition participate in unfunded defined contribution Supplemental Executive Retirement Plans (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Since 1991, it has been the Board’s policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one non- executive Director participated until his retirement during 2008.

Directors’ Service Contracts

No executive Director has a service contract extending beyond twelve months.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ Remuneration and Interests in Share Capital

Details of Directors’ remuneration charged against profit in the year are given in the table below. Details of individual remuneration and pension benefits for the year ended 31st December 2008 are given on page R-5. Directors’ share options and shareholdings are shown on pages R-8 to R-10.

Directors’ Remuneration

Notes		2008	2007	2006
		€000	€000	€000
	Executive Directors
	Basic salary	2,807	2,975	3,306
	Performance-related incentive plan
	—cash element	905	2,414	2,669
	—deferred shares element	—	785	905
	Retirement benefits expense	497	399	497
	Benefits	369	96	104
	Other remuneration	—	—	43

1		4,578	6,669	7,524
2	Provision for Chief Executive long-term incentive plan	456	536	496

	Total executive Directors’ remuneration	5,034	7,205	8,020

	Average number of executive Directors	3.00	3.50	4.32
	Non-executive Directors
	Fees	568	571	455
	Other remuneration	679	644	501

1	Total non-executive Directors’ remuneration	1,247	1,215	956

	Average number of non-executive Directors	8.35	8.78	7.85
3	Severance	2,160	—	—
4	Payments to former Directors	66	98	95

	Total Directors’ remuneration	8,507	8,518	9,071

Notes to Directors’ remuneration

1	See analysis of 2008 remuneration by individual on page R-5.
2	As set out on page R-2, former Chief Executive Mr. Liam O’Mahony had a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the four-year period 2005 to 2008 with a total maximum earnings potential of 40% of aggregate basic salary, amounting to a potential €2,074,000. The actual earnings under this plan amount to €1,950,000, payment of which will be made in 2009. Annual provisions of 40% of basic salary have been made in respect of this plan for the years 2005 through 2007 amounting in total to €1,494,000. Accordingly the balance of €456,000 has been provided in 2008 and is reflected in total 2008 Directors’ remuneration. As stated on page R-2, a similar plan has been established for Mr. Myles Lee who succeeded Mr. O’Mahony as Chief Executive in January 2009.
3	Severance payment to Mr. T.W. Hill who resigned as an executive on 31st July 2008 after 28 years’ service.
4	Consulting and other fees paid to a number of former directors.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Individual remuneration for the year ended 31st December 2008

		Incentive Plan
	Basic salary and fees	Cash element (i)	Deferred shares (i)	Retirement benefits expense (ii)	Other remuneration (iii)	Benefits (iv)	Total 2008	Total 2007	Total 2006
	€000	€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors
D.W. Doyle (v)	—	—	—	—	—	—	—	736	1,344
T.W. Hill (vi)	391	352	—	94	—	19	856	1,674	1,825
M. Lee	640	120	—	329	—	25	1,114	1,465	1,411
W.I. O’Mahony (vii)	1,450	270	—	—	—	26	1,746	2,794	2,656
M.S. Towe (viii)	326	163	—	74	—	299	862	—	—
J.L. Wittstock (xi)	—	—	—	—	—	—	—	—	288

	2,807	905	—	497	—	369	4,578	6,669	7,524

Non-executive Directors
W.P. Egan	68	—	—	—	52	—	120	115	—
U-H. Felcht (ix)	68	—	—	—	37	—	105	43	—
N. Hartery	68	—	—	—	38	—	106	85	75
J.M. de Jong	68	—	—	—	71	—	139	121	75
D.M. Kennedy	24	—	—	—	23	—	47	127	103
K. McGowan (x)	68	—	—	—	382	—	450	315	104
P.J. Molloy (x)	—	—	—	—	—	—	—	154	375
T.V. Neill	68	—	—	—	32	—	100	85	75
D.N. O’Connor	68	—	—	—	22	—	90	85	38
J.M.C. O’Connor	68	—	—	—	22	—	90	85	75
A. O’Brien (xii)	—	—	—	—	—	—	—	—	36

	568	—	—	—	679	—	1,247	1,215	956

(i)	Performance-related Incentive Plan Under the executive Directors’ incentive plan for 2008, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2008 incentive plan is set out on pages R-1 to R-2. For 2008 the bonus is payable entirely in cash.
(ii)	Retirement benefits expense The Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7th December 2005. As a result of these legislative changes, the Remuneration Committee has decided that executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to the Group. Mr. Lee and Mr. O’Mahony chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2008 the compensation allowances amount to €328,847 for Mr. Lee and €587,240 for Mr. O’Mahony. Mr. O’Mahony has waived his right to equivalent prospective benefit entitlements from his benefit plan arrangements, which were fully funded at end-2004, and as a result no net pension-related expense arises in his respect.
(iii)	Other remuneration Non-executive Directors: Includes remuneration for Chairman and Board Committee work.
(iv)	Benefits These relate principally to relocation expenses, the use of company cars and medical/life assurance.
(v)	Mr. D.W. Doyle retired on 30th June 2007.
(vi)	Mr. T.W. Hill resigned from the Board on 25th June 2008. He resigned as an executive on 31st July 2008 after 28 years’ service and a severance payment in this regard amounting to €2,160,000 is included in the summary of remuneration on page R-4.
(vii)	Mr. W.I. O’Mahony became a non-executive Director of the Smurfit Kappa Group plc in March 2007 for which he received fees of €125,000 in 2008 (2007: €104,167). Mr. O’Mahony retired as CRH Chief Executive on 31st December 2008 but remains on the CRH Board in a non-executive capacity.
(viii)	Mr. M.S. Towe became a Director on 31st July 2008.
(ix)	Professor U-H. Felcht became a Director on 25th July 2007.
(x)	Mr. K. McGowan became Chairman on 9th May 2007 succeeding Mr. P.J. Molloy who retired as a non-executive Director on the same date.
(xi)	Mr. J. L. Wittstock resigned on 26th April 2006.
(xii)	Mr. A. O’Brien retired on 3rd May 2006.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Pension entitlements—defined benefit

	Increase in accrued personal pension during 2008 (i)	Transfer value of increase in dependants’ pension (i)	Total accrued personal pension at year-end (ii)
	€000	€000	€000
Executive Directors
M. Lee	—	63	284
W.I. O’Mahony	—	—	853

(i)	As noted on page R-3, the pensions of Mr. Lee and Mr. O’Mahony have been capped in line with the provisions of the Finance Act 2006. Mr. O’Mahony’s pension arrangements were fully funded as at end-2004 and no further personal pension benefit accrues, other than indexation of his accrued pension. As a result no Greenbury pension charge arises in respect of Mr. O’Mahony. In the case of Mr. Lee, where dependants’ pensions continue to accrue, there is a Greenbury transfer value which has been calculated on the basis of actuarial advice. This does not represent a sum paid out or due, but is the amount that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2008 in the event of Mr. Lee leaving service.
(ii)	The accrued pension shown in respect of Mr. Lee is that which would be payable annually from normal retirement date. The accrued pension shown in respect of Mr. O’Mahony was the amount payable on his retirement on 31st December 2008 and he elected to take a transfer value in lieu of this benefit to an approved pension arrangement. The transfer value was calculated on the Society of Actuaries transfer value basis and certified by the Scheme Actuary and payment was made on 31st December 2008.

Pension entitlements—defined contribution

The accumulated liability related to the unfunded Supplemental Executive Retirement Plans for Mr. T.W. Hill and Mr. M.S. Towe is as follows:

	As at 31st December 2007	2008 contribution	2008 notional interest	2008 payments	Translation adjustment	As at 31st December 2008
	€000	€000	€000	€000	€000	€000
Executive Directors
T.W. Hill (iii)	914	78	59	(78)	56	1,029
M.S. Towe (iv)	603	59	14	—	76	752

(iii)	Following his resignation as an executive the accumulated liability above in respect of Mr. Hill was discharged in February 2009.
(iv)	The disclosures in relation to Mr. Towe cover the period from 31st July 2008 when he became a Director. Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, has been credited to Mr. Towe’s account.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Deferred Shares (v)

	Number at 31st December 2007	Awards of deferred shares during 2008 (vi)	New shares allotted under the scrip dividend scheme during 2008	Released during 2008 (vii)	Number at 31st December 2008	Release date
Executive Directors
T.W. Hill (vii)	8,759	—	140	8,899	—	n/a
	—	6,596	105	6,701	—	n/a

	8,759	6,596	245	15,600	—

M. Lee	5,938	—	95	—	6,033	March 2010
	—	7,524	120	—	7,644	March 2011

	5,938	7,524	215	—	13,677

W.I. O’Mahony	13,656	—	217	—	13,873	March 2009
	—	16,802	268	—	17,070	March 2009

	13,656	16,802	485	—	30,943

(v)	Under the executive Directors’ incentive plan, up to one-third of the earned bonus in each year is receivable in CRH shares, deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that period.
(vi)	The shares awarded during 2008 related to the deferred portion of 2007 bonuses and were included in total remuneration reported for 2007. These shares were purchased by the Trustees of the CRH plc Employee Benefit Trust on 5th March 2008 at €24.79 per Ordinary Share.
(vii)	Mr. T.W. Hill’s awards were released to him on his resignation as an executive on 31st July 2008.

Directors’ awards under the Performance Share Plan (i)

	31st December 2007	Granted in 2008	Lapsed in 2008 (ii)	31st December 2008	Performance period	Release date	Market price in euro on award (iii)
T.W. Hill (ii)	30,000	—	30,000	—
	25,000	—	25,000	—
	—	30,000	30,000	—

	55,000	30,000	85,000	—

M. Lee	20,000	—	—	20,000	01/01/06-31/12/08	March 2009	24.82
	18,000	—	—	18,000	01/01/07-31/12/09	March 2010	33.55
	—	25,000	—	25,000	01/01/08-31/12/10	March 2011	23.45

	38,000	25,000	—	63,000

W.I. O’Mahony	60,000	—	—	60,000	01/01/06-31/12/08	March 2009	24.82

M.S. Towe (iv)	22,500	—	—	22,500	01/01/06-31/12/08	March 2009	24.82
	17,000	—	—	17,000	01/01/07-31/12/09	March 2010	33.55
	21,000	—	—	21,000	01/01/08-31/12/10	March 2011	23.45

	60,500	—	—	60,500

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

(i)	Performance Share Plan This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in March 2009, 2010 and 2011 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on pages R-2 and R-3.

(ii)	Mr. T.W. Hill’s Performance Share Plan awards lapsed following his resignation as an executive on 31st July 2008.

(iii)	The Trustees of the CRH plc Employee Benefit Trust purchased Ordinary Shares at €24.82 per share on 21st June 2006 in respect of the 2006 award, and at €33.55 per share on 11th April 2007 in respect of part of the 2007 award. No shares were purchased in respect of the 2008 award. No dividends are payable on these shares until such time as they are released to plan participants.

(iv)	Mr. M.S. Towe became a Director on 31st July 2008. The opening balances above relate to the position at date of appointment.

Directors’ interests

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

	31st December 2007 *	Granted in 2008	Lapsed in 2008 **	Exercised in 2008	31st December 2008		Weighted average option price at 31st December 2008	Options exercised during 2008
								Weighted average exercise price	Weighted average market price at date of exercise
							€	€	€
T.W. Hill	82,335	—	—	—	82,335	(b)	18.01
	190,000	30,000	30,000	—	190,000	(c)	26.77
	195,000	—	—	50,000	145,000	(d)	18.39	13.26	20.36
M. Lee	13,228	—	—	10,000	3,228	(b)	17.26	17.26	24.64
	175,000	40,000	—	—	215,000	(c)	22.44
	125,000	—	—	—	125,000	(d)	16.48
	—	1,580	—	—	1,580	(e)	20.40
W.I. O’Mahony	175,648	—	—	27,445	148,203	(a)	16.59	12.64	24.64
	186,626	—	—	54,890	131,736	(b)	15.74	12.64	24.64
	520,000	—	—	—	520,000	(c)	20.30
	250,000	—	—	—	250,000	(d)	18.84
M.S. Towe	54,890	—	—	—	54,890	(a)	18.01
	54,890	—	—	—	54,890	(b)	18.01
	220,000	—	—	—	220,000	(c)	22.47
	140,000	—	—	—	140,000	(d)	16.42

	2,382,617	71,580	30,000	142,335	2,281,862

*	Mr. M.S. Towe became a Director on 31st July 2008. The opening balances above relate to the position at date of appointment.
**	Mr. T.W. Hill resigned from the Board on 25th June 2008.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Options by Price	31st December 2007 *	Granted in 2008	Lapsed in 2008 **	Exercised in 2008	31st December 2008			Earliest exercise date	Expiry date
€
12.6416	27,445	—	—	27,445	—	(a	)
12.6416	54,890	—	—	54,890	—	(b	)
14.6563	38,423	—	—	—	38,423	(a	)	March 2009	April 2009
14.6563	76,846	—	—	—	76,846	(b	)	March 2009	April 2009
17.2615	109,780	—	—	—	109,780	(a	)	March 2009	April 2010
17.2615	68,118	—	—	10,000	58,118	(b	)	March 2009	April 2010
18.0084	54,890	—	—	—	54,890	(a	)	March 2009	April 2010
18.0084	137,225	—	—	—	137,225	(b	)	March 2009	April 2010
18.28	150,000	—	—	—	150,000	(c	)	March 2009	April 2011
18.28	260,000	—	—	—	260,000	(d	)	March 2009	April 2011
19.68	125,000	—	—	—	125,000	(c	)	March 2009	April 2012
19.68	200,000	—	—	—	200,000	(d	)	March 2009	April 2012
13.15	100,000	—	—	—	100,000	(c	)	March 2009	April 2013
13.15	40,000	—	—	—	40,000	(d	)	March 2009	April 2013
13.26	25,000	—	—	—	25,000	(c	)	March 2009	April 2013
13.26	95,000	—	—	50,000	45,000	(d	)	March 2009	April 2013
16.71	60,000	—	—	—	60,000	(c	)	March 2009	April 2014
16.71	35,000	—	—	—	35,000	(d	)		April 2014
16.73	60,000	—	—	—	60,000	(c	)	March 2009	April 2014
16.73	80,000	—	—	—	80,000	(d	)		April 2014
20.79	50,000	—	—	—	50,000	(c	)	March 2009	April 2015
20.91	60,000	—	—	—	60,000	(c	)	March 2009	April 2015
29.00	110,000	—	—	—	110,000	(c	)		April 2016
24.83	200,000	—	—	—	200,000	(c	)		June 2016
32.70	30,000	—	—	—	30,000	(c	)		April 2017
33.12	102,500	—	—	—	102,500	(c	)		April 2017
23.87	32,500	70,000	30,000	—	72,500	(c	)		April 2018
20.40	—	1,580	—	—	1,580	(e	)	July 2013	December 2013

	2,382,617	71,580	30,000	142,335	2,281,862

The market price of the Company’s shares at 31st December 2008 was €17.85 and the range during 2008 was €13.80 to €27.17.

*	Mr. M.S. Towe became a Director on 31st July 2008. The opening balances above relate to the position at date of appointment.
**	Mr. T.W. Hill resigned from the Board on 25th June 2008.
(a)	Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.
(c)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.
(d)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable.
(e)	Granted under the 2000 savings-related share option scheme.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ Interests in Share Capital at 31st December 2008

The interests of the Directors and the Secretary in the shares of the Company as at 31st December 2008, which are beneficial unless otherwise indicated, are shown below. The Directors and the Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares	31st December 2008		31st December 2007
Directors
W.P. Egan	15,000		15,000
—Non-beneficial	12,000		12,000
U-H. Felcht	1,000		1,000
N. Hartery	1,000		1,000
J.M. de Jong	10,190		10,031
M. Lee	258,246	**	240,218	**
K. McGowan	16,167		10,039
T.V. Neill	69,881		69,881
D.N. O’Connor	11,478		11,376
J.M.C. O’Connor	2,131		2,131
W.I. O’Mahony	827,821	**	744,935	**
M.S. Towe	18,857		18,785	*

Secretary
A. Malone	39,899		36,820

	1,283,670		1,173,216

There were no transactions in the above Directors’ and Secretary’s interests between 31st December 2008 and 3rd March 2009.

Of the above holdings, the following are held in the form of American Depository Receipts (ADRs):

	31st December 2008	31st December 2007
W.P. Egan	10,000	10,000
—Non-beneficial	12,000	12,000
M.S. Towe	3,397	3,325	*

*	Holding as at date of appointment.
**	Excludes awards of Deferred Shares, details of which are shown on page R-7.

Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1st January 2009 and their holdings at that date are set out below. There were no transactions in the interests of Mr. Culpepper and Mr. Manifold between 1st January and 3rd March 2009.

	1st January 2009
G. A. Culpepper	19,170	***
A. Manifold	5,742

***	Of this holding, 179 shares are held in the form of ADRs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company:

We have audited the accompanying Group Balance Sheets of CRH public limited company as of 31 December 2008 and 2007, and the related Group Income Statements, Group Statements of Recognised Income and Expense and Group Cash Flow Statements for each of the three years in the period ended 31 December 2008. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at 31 December 2008 and 2007, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH public limited company’s internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 7 May 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

7 May 2009

CRH plc AND SUBSIDIARY COMPANIES

GROUP INCOME STATEMENT

for the financial year ended 31st December

	Notes	2008		2007		2006
		€m		€m		€m
Revenue		20,887		20,992		18,737
Cost of sales		(14,738)		(14,715)		(13,123)

Gross profit		6,149		6,277		5,614
Operating costs	3	(4,308)		(4,191)		(3,847)

Group operating profit	1,4,5	1,841		2,086		1,767
Profit on disposal of non-current assets	1,16	69		57		40

Profit before finance costs	1	1,910		2,143		1,807
Finance costs	8	(503)		(473)		(407)
Finance revenue	8	160		170		155
Group share of associates’ profit after tax	9	61		64		47

Profit before tax		1,628		1,904		1,602
Income tax expense	10	(366)		(466)		(378)

Group profit for the financial year		1,262		1,438		1,224

Profit attributable to:
Equity holders of the Company		1,248		1,430		1,210
Minority interest	32	14		8		14

Group profit for the financial year		1,262		1,438		1,224

Basic earnings per Ordinary Share	12	233.1	c	262.7	c	224.3	c

Diluted earnings per Ordinary Share	12	231.8	c	260.4	c	222.4	c

CRH plc AND SUBSIDIARY COMPANIES

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the financial year ended 31st December

	Notes	2008	2007	2006
		€m	€m	€m
Items of income and expense recognised directly within equity
Currency translation effects	31	(97)	(410)	(371)
Actuarial (loss)/gain on Group defined benefit pension obligations	28	(348)	159	155
(Losses)/gains relating to cash flow hedges	31	(28)	8	(2)
Tax on items recognised directly within equity	10	58	(74)	(15)

Net expense recognised directly within equity		(415)	(317)	(233)
Group profit for the financial year		1,262	1,438	1,224

Total recognised income and expense for the financial year		847	1,121	991

Attributable to:
Equity holders of the Company		834	1,116	980
Minority interest		13	5	11

Total recognised income and expense for the financial year		847	1,121	991

CRH plc AND SUBSIDIARY COMPANIES

GROUP BALANCE SHEET

as at 31st December

	Notes	2008	2007
		€m	€m
ASSETS
Non-current assets
Property, plant and equipment	13	8,888	8,226
Intangible assets	14	4,108	3,692
Investments accounted for using the equity method	15	743	574
Other financial assets	15	127	78
Derivative financial instruments	24	416	124
Deferred income tax assets	27	333	336

Total non-current assets		14,615	13,030

Current assets
Inventories	17	2,473	2,226
Trade and other receivables	18	3,096	3,199
Derivative financial instruments	24	10	9
Liquid investments	22	128	318
Cash and cash equivalents	22	799	1,006

Total current assets		6,506	6,758

Total assets		21,121	19,788

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	30	186	186
Preference share capital	30	1	1
Share premium account	31	2,448	2,420
Treasury Shares and own shares	31	(378)	(19)
Other reserves	31	87	70
Foreign currency translation reserve	31	(644)	(547)
Retained income	31	6,387	5,843

		8,087	7,954
Minority interest	32	70	66

Total equity		8,157	8,020

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	23	6,277	5,928
Derivative financial instruments	24	84	52
Deferred income tax liabilities	27	1,461	1,312
Trade and other payables	19	137	141
Retirement benefit obligations	28	414	95
Provisions for liabilities	26	253	248
Capital grants	29	14	11

Total non-current liabilities		8,640	7,787

Current liabilities
Trade and other payables	19	2,919	2,956
Current income tax liabilities		186	244
Interest-bearing loans and borrowings	23	1,021	570
Derivative financial instruments	24	62	70
Provisions for liabilities	26	136	141

Total current liabilities		4,324	3,981

Total liabilities		12,964	11,768

Total equity and liabilities		21,121	19,788

CRH plc AND SUBSIDIARY COMPANIES

GROUP CASH FLOW STATEMENT

for the financial year ended 31st December

	Notes	2008	2007	2006
		€m	€m	€m
Cash flows from operating activities
Profit before tax		1,628	1,904	1,602
Finance costs (net)		343	303	252
Group share of associates’ profit after tax		(61)	(64)	(47)
Profit on disposal of non-current assets		(69)	(57)	(40)

Group operating profit		1,841	2,086	1,767
Depreciation charge (including asset impairments)	13	781	739	664
Share-based payments	7	24	23	16
Amortisation of intangible assets	14	43	35	25
Amortisation of capital grants	29	(3)	(3)	(2)
Other non-cash movements		(15)	(2)	10
Net movement on provisions	26	(28)	(49)	11
(Increase)/decrease in working capital	20	(57)	261	(132)

Cash generated from operations		2,586	3,090	2,359
Interest paid (including finance leases)		(371)	(352)	(253)
Irish corporation tax paid		(18)	(18)	(20)
Overseas corporation tax paid		(304)	(370)	(358)

Net cash inflow from operating activities		1,893	2,350	1,728

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	16	168	156	252
Interest received		51	64	46
Capital grants received	29	4	3	—
Dividends received from associates		42	30	22

		265	253	320

Outflows
Purchase of property, plant and equipment	13	(1,039)	(1,028)	(832)
Acquisition of subsidiaries and joint ventures	34	(777)	(1,858)	(1,978)
Investments in and advances to associates	15	(156)	—	(7)
Advances to joint ventures and purchase of trade investments	15	(50)	(40)	(13)
Deferred and contingent acquisition consideration paid	20	(34)	(107)	(74)

		(2,056)	(3,033)	(2,904)

Net cash outflow from investing activities		(1,791)	(2,780)	(2,584)

Cash flows from financing activities
Inflows
Proceeds from issue of shares		6	36	87
Shares issued to minority interests		—	—	3
Decrease in liquid investments	25	175	29	—
Increase in interest-bearing loans and borrowings		1,379	1,481	1,708
Increase in finance lease liabilities		3	2	3

		1,563	1,548	1,801

Outflows
Ordinary Shares purchased (Treasury Shares and own shares), net	31	(383)	(31)	(15)
Increase in liquid investments		—	—	(35)
Repayment of interest-bearing loans and borrowings		(1,008)	(753)	(656)
Repayment of finance lease liabilities		(16)	(27)	(13)
Net cash movement in derivative financial instruments	25	(100)	(113)	(29)
Dividends paid to equity holders of the Company	11	(347)	(250)	(197)
Dividends paid to minority interests	11	(5)	(5)	(12)

		(1,859)	(1,179)	(957)

Net cash (outflow)/inflow from financing activities		(296)	369	844

Decrease in cash and cash equivalents		(194)	(61)	(12)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1st January	25	1,006	1,102	1,149
Translation adjustment	25	(13)	(35)	(35)
Decrease in cash and cash equivalents		(194)	(61)	(12)

Cash and cash equivalents at 31st December	25	799	1,006	1,102

A reconcilliation of cash and cash equivalents to net debt is presented in Note 25.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES

Statement of compliance

The consolidated financial statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

CRH plc, the parent company, is a public limited company incorporated and domiciled in the Republic of Ireland.

Basis of preparation

The consolidated financial statements, which are presented in euro millions, have been prepared under the historical cost convention as modified by the measurement at fair value of share-based payments, retirement benefit obligations and certain financial assets and liabilities including derivative financial instruments.

The accounting policies set out below have been applied consistently by all the Group’s subsidiaries, joint ventures and associates to all periods presented in these consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. In addition, it requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, relate primarily to accounting for defined benefit pension schemes, provisions for liabilities, property, plant and equipment and goodwill impairment.

The financial year-ends of the Group’s subsidiaries, joint ventures and associates are co-terminous.

Adoption of IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group adopted the following interpretations during the financial year: IFRIC Interpretation 11 Group and Treasury Share Transactions and IFRIC Interpretation 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The application of IFRIC Interpretation 11 did not have any impact on the Group financial statements. Whilst defined benefit pension schemes are operated by certain of the subsidiaries and joint ventures in the Group, IFRIC Interpretation 14 will only be of relevance, under current circumstances, where surpluses emerge and those surpluses are of a sufficient magnitude to warrant application of the surplus cap.

IFRS and IFRIC Interpretations which are not yet effective

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

•	IFRS 8 Operating Segments (effective date: CRH financial year beginning 1st January 2009);

•	IFRS 2 Share-based Payments—Vesting Conditions and Cancellations (effective date: CRH financial year beginning 1st January 2009);

•	IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements (effective date: CRH financial year beginning 1st January 2010);

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

•	IAS 1 Presentation of Financial Statements (Revised) (effective date: CRH financial year beginning 1st January 2009);

•	IAS 23 Borrowing Costs (Revised) (effective date: CRH financial year beginning 1st January 2009);

•	Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation (effective date: CRH financial year beginning 1st January 2009);

•	Amendments to IFRS 1 and IAS 27 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective date: CRH financial year beginning 1st January 2009);

•	Amendment to IAS 39 Eligible Hedged Items (effective date: CRH financial year beginning 1st January 2010);

•	IFRIC Interpretation 13 Customer Loyalty Programmes (effective date: CRH financial year beginning 1st January 2009); and

•	IFRIC Interpretation 15 Agreements for the Construction of Real Estate (effective date: CRH financial year beginning 1st January 2009).

The standards and interpretations addressed above will be applied for the purposes of the Group financial statements with effect from the dates listed. The application, at the appropriate times, of IFRS 2 Share-based Payments—Vesting Conditions and Cancellations, IAS 23 Borrowing Costs (Revised), the Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation, the Amendments to IFRS 1 and IAS 27 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate and the Amendment to IAS 39 Eligible Hedged Items are not envisaged to have any (or material, where relevant) impact on the Group financial statements. IFRIC Interpretations 13 and 15 are not applicable in the context of the Group’s activities.

Whilst the application of IFRS 8 may result in amendments to the segment information note accompanying the Group financial statements, these amendments will not be of a recognition and measurement nature given the disclosure focus of the IFRS. IFRS 3R introduces a number of changes to the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. The application of IAS 1 Presentation of Financial Statements (Revised) will give rise to some presentational changes in the Group financial statements but will not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRS.

Basis of consolidation

The consolidated financial statements include the financial statements of the Parent Company and all subsidiaries, joint ventures and associates, drawn up to 31st December each year.

Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Joint ventures

In line with IAS 31 Interests in Joint Ventures, the Group’s share of results and net assets of joint ventures (jointly controlled entities), which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalised and are derecognised when joint control ceases. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements.

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

Equity method

Under the equity method, which is used in respect of accounting for the Group’s investments in associates, the Group Income Statement reflects the Group’s share of profit after tax of the related associates. Investments in associates are carried in the Group Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. Where indicators of impairment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount.

Minority interests

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the Group Income Statement and within equity in the Group Balance Sheet, distinguished from Parent Company shareholders’ equity. Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of net assets acquired is recognised in goodwill.

Transactions eliminated on consolidation

Intra-group balances and transactions, income and expenses, and any unrealised gains or losses arising from such transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same manner as unrealised gains, but only to the extent that there is no evidence of impairment in the Group’s interest in the entity.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue represents the value of goods and services supplied to external customers and excludes intercompany sales, trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that it is subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer. Revenue on construction contracts is recognised in accordance with the percentage-of-completion method with the completion percentage being computed generally on an input cost basis.

Contract costs are recognised as incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. The percentage-of-completion method is used to determine the appropriate amount to recognise in a particular reporting period with the stage of completion assessed by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated cost of the contract.

Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments. Based on the Group’s internal organisational and management structure and its system of internal financial reporting, segmentation by business is regarded as being the predominant source and nature of the risks and returns facing the Group and is thus the primary segment under IAS 14 Segment Reporting. Geographical segmentation is therefore the secondary segment.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Group Income Statement with the exception of differences on foreign currency borrowings; to the extent that such borrowings are used to provide a hedge against foreign equity investments, the translation differences are taken directly to equity together with the translation differences on the carrying amount of the related investments. Translation differences applicable to foreign currency borrowings are taken directly to equity until disposal of the net investment, at which time they are recycled through the Group Income Statement.

Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Group Income Statement.

On disposal of a foreign operation, accumulated currency translation differences are recognised in the Group Income Statement as part of the overall gain or loss on disposal. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2008	2007	2006	2008	2007	2006
US Dollar	1.4708	1.3705	1.2556	1.3917	1.4721	1.3170
Pound Sterling	0.7963	0.6843	0.6817	0.9525	0.7334	0.6715
Polish Zloty	3.5121	3.7837	3.8959	4.1535	3.5935	3.8310
Ukrainian Hryvnya	7.7046	6.8982	6.3290	10.8410	7.3588	6.6583
Swiss Franc	1.5874	1.6427	1.5729	1.4850	1.6547	1.6069
Canadian Dollar	1.5594	1.4678	1.4237	1.6998	1.4449	1.5281
Argentine Peso	4.6443	4.2718	3.8623	4.7924	4.5948	4.0373
Israeli Shekel	5.2556	5.6270	5.5928	5.3163	5.6201	5.5623

Retirement benefit obligations

Costs arising in respect of the Group’s defined contribution pension schemes are charged to the Group Income Statement in the period in which they are incurred. Under these schemes, the Group has no obligation, either legal or constructive, to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group’s defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Group Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the Group Income Statement. The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities on the face of the Group Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Actuarial gains and losses are recognised immediately in the Group Statement of Recognised Income and Expense.

The defined benefit pension asset or liability in the Group Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds)

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

less any past service cost not yet recognised and less the fair value of plan assets (measured at bid value; and stated net of any asset limit adjustments arising) out of which the obligations are to be settled directly.

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

Share-based payments

The Group operates both Share Option Schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors’ Remuneration on page R-2 to R-3.

Share options

For equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the trinomial model). Given that the share options granted do not vest until the completion of a specified period of service and are subject to the realisation of demanding performance conditions, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date.

The share options granted by the Company are not subject to market-based vesting conditions as defined in IFRS 2 Share-based Payment. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the Group Income Statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. The cumulative charge to the Group Income Statement is reversed only where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period and those options lapse in consequence.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7th November 2002. In accordance with the standard, the disclosure requirements of IFRS 2 have been applied in relation to all outstanding share-based payments regardless of their grant date.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial statements and the exercise price of the option; where the amount of any tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense, the current or deferred tax associated with the excess is recognised directly in equity.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives as defined in IFRS 2.

Awards under the Performance Share Plan

The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique and is expensed in the Group Income Statement over the vesting period. The Performance Share Plan contains inter alia a Total Shareholder Return-based (and hence market-based) vesting condition, and accordingly, the fair value assigned to the related equity instruments on initial application of IFRS 2 is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition.

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

Certain items of property, plant and equipment that had been revalued to fair value prior to the date of transition to IFRS (1st January 2004) are measured on the basis of deemed cost, being the revalued amount as at the date the revaluation was performed.

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date.

Impairment of property, plant and equipment

In accordance with IAS 36 Impairment of Assets, the carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Where the carrying values exceed the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), the assets or cash-generating units are written-down to their recoverable amount. Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs which would be incurred in disposal. Value-in-use is

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit including those anticipated to be realised on its eventual disposal. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs.

Repair and maintenance expenditure

Repair and maintenance expenditure is included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Group Income Statement during the financial period in which it is incurred.

Borrowing costs re items of property, plant and equipment

Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalised in the financial period in which they are incurred.

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

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Group Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date if the adjustment is probable and can be reliably measured. Contingent consideration is included in the acquisition balance sheet on a discounted basis.

The assets and liabilities (and contingent liabilities, if relevant) arising on business combination activity are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within twelve months of the acquisition date.

The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognised; goodwill is not allocated to the minority interest. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Goodwill

Goodwill is the excess of the consideration paid over the fair value of the identifiable assets and liabilities (and contingent liabilities, if relevant) in a business combination and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised.

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Group Balance Sheet, net of any impairments assessed in accordance with the methodology discussed below. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Group Balance Sheet; such goodwill is not subject to annual impairment testing in accordance with IAS 28.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary, net of any impairments, is included in the determination of the net profit or loss on disposal/termination.

To the extent that the Group’s interest in the net fair value of the identifiable assets and liabilities (and contingent liabilities, if relevant) acquired exceeds the cost of a business combination, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance being recognised immediately in the Group Income Statement.

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating units that are anticipated to benefit from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these units are not larger than the primary and secondary reporting segments determined in accordance with IAS 14 Segment Reporting. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Impairment losses arising in respect of goodwill are not reversed once recognised.

Intangible assets (other than goodwill) arising on business combinations

An intangible asset, which is an identifiable non-monetary asset without physical substance, is capitalised separately from goodwill as part of a business combination to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (i.e. capable of being divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the Group or from other rights and obligations.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

The amortisation of intangible assets is calculated to write-off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Other financial assets

All investments are initially recognised at the fair value of the consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost and are included within financial assets in the Group Balance Sheet given that it is impracticable to determine fair value in accordance with IAS 39. Where non-derivative financial assets meet the definition of “loans and receivables” under IAS 39 Financial Instruments: Recognition and Measurement, such balances are, following initial recognition, recorded at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired as well as through the amortisation process.

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, and hire purchase contracts, are capitalised in the Group Balance Sheet and are depreciated over their useful lives with any impairment being recognised in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases and hire purchase contracts are included in liabilities in the Group Balance Sheet and analysed between current and non-current amounts. The interest elements of the rental obligations are charged to the Group Income Statement over the periods of the relevant agreements and represent a constant proportion of the balance of capital repayments outstanding in line with the implicit interest rate methodology.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Group Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work- in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs. Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Amounts recoverable on construction contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Group Income Statement on identification.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. Bank overdrafts are included within current interest-bearing loans and borrowings in the Group Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly these investments are treated as financial assets and are categorised as either “held-for-trading” or “loans and receivables” in accordance with IAS 39. Where relevant, the fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

Derivative financial instruments and hedging practices

The Group employs derivative financial instruments (principally interest rate and currency swaps and forward foreign exchange contracts) to manage interest rate and foreign currency risks and to realise the desired currency profile of borrowings.

At the inception of a transaction entailing the usage of derivatives, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as “held-for-trading” in accordance with IAS 39 and changes in fair values are reported in operating costs in the Group Income Statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account interest and currency rates at that date and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset or liability or an unrecognised firm commitment that could affect profit or loss) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction that could affect profit or loss).

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the Group Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Group Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Group Income Statement with the objective of achieving full amortisation by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as a separate component of equity with the ineffective portion being reported in the Group Income Statement. The associated gains or losses that had previously been recognised in equity are transferred to the Group Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Group Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as a separate component of equity remains in equity until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss recognised in equity is transferred to the Group Income Statement in the period.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation (i.e. where these borrowings are equal to or less than the net assets of the foreign operation), and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve (being a separate component of equity). The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Group Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Group Income Statement as part of the overall gain or loss on sale.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at the fair value of the consideration received net of directly attributable transaction costs.

Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortised cost employing the effective interest methodology. Fixed rate term loans, which

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

have been hedged to floating rates (using interest rate swaps), are measured at amortised cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognised in the Group Income Statement through amortisation on the basis of the period of the loans and borrowings and/or on impairment and derecognition of the associated loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Provisions for liabilities

A provision is recognised on a discounted basis when the Group has a present obligation (either legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition.

Tax (current and deferred)

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years. Any interest or penalties arising are included within current tax.

Deferred tax is provided on the basis of the balance sheet liability method on all relevant temporary differences at the balance sheet date. Temporary differences are defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are recognised for all taxable temporary differences (i.e. differences that will result in taxable amounts in future periods when the carrying amount of the asset or liability is recovered or settled) with the exception of the following:

•

where the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

•

where, in respect of taxable temporary differences associated with investments in subsidiaries and joint ventures, the timing of the reversal of the temporary difference is subject to control by the Group and it is probable that reversal will not materialise in the foreseeable future.

Deferred tax assets are recognised in respect of all deductible temporary differences (i.e. differences that give rise to amounts which are deductible in determining taxable profits in future periods when the carrying amount of the asset or liability is recovered or settled), carry-forward of unused tax credits and unused tax losses

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

to the extent that it is probable that taxable profits will be available against which to offset these items. The following exceptions apply in this instance:

•

where the deferred tax asset arises from the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

•

where, in respect of deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, a deferred tax asset is recognised only if it is probable that the deductible temporary difference will reverse in the foreseeable future and that sufficient taxable profits will be available against which the temporary difference can be utilised.

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

Where items are accounted for directly through equity (for example, in the context of certain derivative financial instruments, share-based payments and actuarial gains and losses on defined benefit pension schemes), the related income tax is charged or credited to equity. In all other circumstances, income tax is recognised in the Group Income Statement.

Government grants

Capital grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is treated as a deferred credit and is released to the Group Income Statement over the expected useful life of the relevant asset through equal annual instalments.

Share capital

Treasury Shares

Own equity instruments (i.e. Ordinary Shares) acquired by the Parent Company are deducted from equity and presented on the face of the Group Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company’s Ordinary Shares.

Own shares

Ordinary Shares purchased by the Parent Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Group Balance Sheet.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the consolidated financial statements in the period in which they are declared by the Parent Company.

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the consolidated financial statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within operating costs in the Group Income Statement.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS

1. SEGMENT INFORMATION

Analysis by class of business and by geography

The Group is organised into four Divisions, Europe Materials (including activities in China, India and Turkey) and Europe Products & Distribution; Americas Materials (in the United States) and Americas Products & Distribution (in the United States, Canada, Argentina, Chile and Mexico). These activities comprise six reporting segments across the following businesses:

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

Intersegment revenue is not material.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

1. SEGMENT INFORMATION (continued)

Group Income Statement	Continuing operations—year ended 31st December
	Materials			Products			Distribution			Total Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment revenue
Europe	3,696	3,651	2,967	3,686	3,628	3,186	3,812	3,435	2,786	11,194	10,714	8,939
Americas	5,007	5,445	4,778	3,243	3,510	3,572	1,443	1,323	1,448	9,693	10,278	9,798

	8,703	9,096	7,745	6,929	7,138	6,758	5,255	4,758	4,234	20,887	20,992	18,737

Segment revenue includes €3,593 million (2007: €3,706 million; 2006: €3,065 million) in respect of revenue applicable to construction contracts. Revenue derived through the supply of services is not material to the Group.

Group operating profit

Europe	631	586	421	224	308	221	194	212	172	1,049	1,106	814
Americas	462	570	475	238	340	375	92	70	103	792	980	953

	1,093	1,156	896	462	648	596	286	282	275	1,841	2,086	1,767

Profit on disposal of non-current assets

Europe	16	29	28	15	11	2	15	3	4	46	43	34
Americas	20	11	2	2	2	3	1	1	1	23	14	6

	36	40	30	17	13	5	16	4	5	69	57	40

Segment result (profit before finance costs)

Europe	647	615	449	239	319	223	209	215	176	1,095	1,149	848
Americas	482	581	477	240	342	378	93	71	104	815	994	959

	1,129	1,196	926	479	661	601	302	286	280	1,910	2,143	1,807

Finance costs (net)										(343)	(303)	(252)
Group share of associates’ profit after tax (note 9)										61	64	47

Profit before tax										1,628	1,904	1,602
Income tax expense										(366)	(466)	(378)

Group profit for the financial year										1,262	1,438	1,224

(i)	Segment result in 2006 for Europe Products included a goodwill impairment loss of €50 million relating to the Cementbouw B.V. joint venture. In addition, segment result in 2006 for Europe Products included €19 million of the total €38 million gain which arose on deconsolidation of certain pension schemes in the Netherlands (see note 28). The remaining €19 million of this deconsolidation gain was included in the segment result in 2006 for Europe Distribution.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

1. SEGMENT INFORMATION (continued)

Group Balance Sheet	Continuing operations—year ended 31st December
	Materials		Products		Distribution		Total Group
	2008	2007	2008	2007	2008	2007	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m
Segment assets
Europe	4,319	3,815	3,191	3,295	2,174	1,939	9,684	9,049
Americas	5,481	5,030	2,662	2,561	738	703	8,881	8,294

	9,800	8,845	5,853	5,856	2,912	2,642	18,565	17,343

Reconciliation to total assets as reported in the Group Balance Sheet
Investments accounted for using the equity method							743	574
Other financial assets							127	78
Derivative financial instruments (current and non-current)							426	133
Deferred income tax assets							333	336
Liquid investments							128	318
Cash and cash equivalents							799	1,006

Total assets as reported in the Group Balance Sheet							21,121	19,788

Segment liabilities
Europe	966	823	759	777	465	405	2,190	2,005
Americas	896	858	569	567	204	151	1,669	1,576

	1,862	1,681	1,328	1,344	669	556	3,859	3,581

Reconciliation to total liabilities as reported in the Group Balance Sheet
Interest-bearing loans and borrowings (current and non-current)							7,298	6,498
Derivative financial instruments (current and non-current)							146	122
Income tax liabilities (current and deferred)							1,647	1,556
Capital grants							14	11

Total liabilities as reported in the Group Balance Sheet							12,964	11,768

Other segment information	Continuing operations—year ended 31st December
	Materials			Products			Distribution			Total Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Capital expenditure
Europe	429	291	213	106	153	123	70	72	46	605	516	382
Americas	304	334	288	121	159	142	9	19	20	434	512	450

	733	625	501	227	312	265	79	91	66	1,039	1,028	832

Depreciation
Europe	174	159	143	156	145	134	59	46	37	389	350	314
Americas	260	263	220	117	112	116	15	14	14	392	389	350

	434	422	363	273	257	250	74	60	51	781	739	664

Amortisation of intangible assets
Europe	1	1	—	12	8	6	5	3	1	18	12	7
Americas	2	1	—	14	16	15	9	6	3	25	23	18

	3	2	—	26	24	21	14	9	4	43	35	25

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

1. SEGMENT INFORMATION (continued)

Geographical analysis

The following is a geographical analysis of the segmental data presented above with Ireland (including Northern Ireland), the Benelux (which comprises Belgium, the Netherlands and Luxembourg) and Poland separately analysed on the basis of the aggregation thresholds contained in IAS 14:

Group Income Statement	Continuing operations—year ended 31st December
	Ireland*			Benelux			Poland			Rest of Europe			Americas			Total Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment revenue	1,116	1,402	1,251	3,070	2,918	2,628	849	710	470	6,150	5,672	4,588	9,702	10,290	9,800	20,887	20,992	18,737

Group operating profit	110	159	157	257	270	218	220	181	78	462	494	360	792	982	954	1,841	2,086	1,767
Profit on disposal of non-current assets	12	26	23	18	7	3	—	—	—	16	9	8	23	15	6	69	57	40

Segment result (profit before finance costs)	122	185	180	275	277	221	220	181	78	478	503	368	815	997	960	1,910	2,143	1,807

Group Balance Sheet
Segment assets	1,016	959	830	2,266	2,468	2,101	700	636	503	5,714	4,981	4,060	8,869	8,299	8,160	18,565	17,343	15,654

Segment liabilities	426	282	289	474	487	485	128	113	85	1,157	1,122	1,110	1,674	1,577	1,702	3,859	3,581	3,671

*Republic of Ireland companies
Revenue	870	1,065	969

Long-lived assets	580	466	399

Other segment information

	Other segment information—year ended 31st December
	Ireland			Benelux			Poland			Rest of Europe			Americas			Total Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Capital expenditure	172	119	78	59	88	79	116	53	27	258	256	198	434	512	450	1,039	1,028	832

Depreciation	49	48	52	93	82	81	42	37	31	205	183	150	392	389	350	781	739	664

Amortisation of intangible assets	1	—	—	4	2	2	—	—	—	13	10	5	25	23	18	43	35	25

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

2. PROPORTIONATE CONSOLIDATION OF JOINT VENTURES

Impact on Group Income Statement

	Year ended 31st December
	2008	2007	2006
	€m	€m	€m
Group share of:
Revenue	1,172	1,076	901
Cost of sales	(806)	(734)	(628)

Gross profit	366	342	273
Operating costs	(229)	(229)	(180)
Impairment of Cementbouw B.V. goodwill	—	—	(50)

Operating profit	137	113	43
Profit on disposal of non-current assets	1	—	4

Profit before finance costs	138	113	47
Finance costs (net)	(13)	(14)	(16)

Profit before tax	125	99	31
Income tax expense	(26)	(25)	(18)

Group profit for the financial year	99	74	13

Depreciation	50	43	37

Impact on Group Balance Sheet

	As at 31st December
	2008	2007
	€m	€m
Group share of:
Non-current assets	1,333	1,002
Current assets	423	380

Total assets	1,756	1,382

Total equity	1,143	835

Non-current liabilities	333	265
Current liabilities	280	282

Total liabilities	613	547

Total equity and liabilities	1,756	1,382

Net debt included above	(153)	(164)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

2. PROPORTIONATE CONSOLIDATION OF JOINT VENTURES (continued)

Impact on Group Cash Flow Statement	Year ended 31st December
	2008	2007	2006
	€m	€m	€m
Group share of:
Net cash inflow from operating activities	103	106	87
Net cash outflow from investing activities (i)	(330)	(224)	(75)
Net cash inflow/(outflow) from financing activities (i)	241	145	(34)

Net increase/(decrease) in cash and cash equivalents	14	27	(22)
Cash and cash equivalents at 1st January	77	51	74
Translation adjustment	(1)	(1)	—

Cash and cash equivalents at 31st December	90	77	51

Reconciliation of cash and cash equivalents to net debt
Cash and cash equivalents as above	90	77	51
Liquid investments	—	1	—
Derivative financial instruments (current and non-current)	1	—	1
Interest-bearing loans and borrowings (current and non-current)	(244)	(242)	(300)

Net debt at 31st December	(153)	(164)	(248)

(i)	Figures include €256 million (2007: €165 million; 2006: €31 million) which is eliminated at consolidation.

The Group’s share of net debt in joint ventures is non-recourse to the Group.

A listing of the principal joint ventures is contained elsewhere herein.

3. OPERATING COSTS

	2008	2007	2006
	€m	€m	€m
Selling and distribution costs	2,753	2,675	2,496
Administrative expenses	1,486	1,474	1,267
Other operating expenses	82	58	96
Other operating income	(13)	(16)	(12)

Total	4,308	4,191	3,847

Other operating expenses and income comprise the following charges/(credits):

Other operating expenses
Share-based payment expense (note 7)	24	23	16
Amortisation of intangible assets (note 14)	43	35	25
Impairment losses on property, plant and equipment (note 13)	14	—	—
Goodwill impairment loss	—	—	50
Mark-to-market of undesignated derivative financial instruments (held-for-trading)	1	—	5

Total	82	58	96

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

3. OPERATING COSTS (continued)

	2008	2007	2006
	€m	€m	€m
Other operating income
Excess of fair value of identifiable net assets over consideration paid (note 34)	(6)	(4)	(7)
Mark-to-market of undesignated derivative financial instruments (held-for-trading)	(2)	(5)	(1)
Income from financial assets	(2)	(4)	(2)
Capital grants released (note 29)	(3)	(3)	(2)

Total	(13)	(16)	(12)

4. GROUP OPERATING PROFIT

Group operating profit has been arrived at after charging the following amounts (including the Group’s proportionate share of amounts in joint ventures):

	2008	2007	2006
	€m	€m	€m
Depreciation (including asset impairments)
—included in cost of sales (i)	563	559	511
—included in operating costs (i)	218	180	153

Total	781	739	664

Foreign exchange gains and losses (net)
—included in cost of sales	—	1	1
—included in operating costs	(6)	—	—

Total	(6)	1	1

Operating lease rentals
—hire of plant and machinery	104	109	82
—land and buildings	145	120	99
—other operating leases	36	39	40

Total	285	268	221

Auditors’ remuneration (included in administrative expenses)
Audit fees, including Sarbanes-Oxley attestation	14	16	17
Non-audit services (ii)	3	1	1

(i)	Prior year disclosures have been amended to conform to current year presentation.
(ii)	In addition to the due diligence fees expensed in the Group Income Statement and included in the non-audit services caption above, further due diligence fees of €0.6 million (2007: €1.7 million; 2006: €0.3 million) paid to the auditors have been included in the fair value of purchase consideration of business combinations for the respective periods; these amounts are reflected in the totals presented in note 34.

5. DIRECTORS’ EMOLUMENTS AND INTERESTS

Directors’ emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors’ Remuneration on pages R-1 to R-10 of this Annual Report.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

6. EMPLOYMENT

The average number of employees (including CRH’s proportionate share of employees in joint ventures) is as follows:

	Materials	Products	Distribution	Total Group
Year ended 31st December 2008
Europe	14,560	21,265	11,499	47,324
Americas	22,028	20,227	3,993	46,248

Total	36,588	41,492	15,492	93,572

Year ended 31st December 2007
Europe	14,583	19,298	10,381	44,262
Americas	23,521	20,538	3,712	47,771

Total	38,104	39,836	14,093	92,033

Year ended 31st December 2006
Europe	12,221	17,705	8,420	38,346
Americas	18,856	18,867	3,491	41,214

Total	31,077	36,572	11,911	79,560

Employment costs charged in the Group Income Statement (including the Group’s proportionate share of joint ventures’ costs) are analysed as follows:

	2008	2007	2006
	€m	€m	€m
Wages and salaries	3,077	3,018	2,689
Social welfare costs	377	377	337
Other employment-related costs	401	355	348
Share-based payment expense (note 7)	24	23	16
Total pension costs (note 28)	176	194	140

Total	4,055	3,967	3,530

Total charge analysed between:
Cost of sales (i)	2,061	2,047	1,925
Operating costs (i)	2,009	1,935	1,617
Finance costs (net)—applicable to defined benefit pension schemes (note 8)	(15)	(15)	(12)

Total	4,055	3,967	3,530

(i)	Prior year disclosures have been amended to conform to current year presentation.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENTS

	2008	2007	2006
	€m	€m	€m
Share option expense	17	18	15
Performance Share Plan expense	7	5	1

	24	23	16

€1 million (2007: €2 million; 2006: €1 million) of the total expense reported in the Group Income Statement relates to the Directors.

Share Option Schemes

The Group operates share option schemes, which were approved by shareholders in May 2000 (replacing the schemes which were approved in May 1990), and savings-related share option schemes, also approved by shareholders in May 2000. The general terms and conditions applicable to the share options granted by CRH under the share option schemes are set out in the Report on Directors’ Remuneration on pages R-1 to R-10.

The Group’s employee share options are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7th November 2002. As options to acquire Ordinary Shares in the Company are traditionally granted in April of each year, the expense reflected in administrative expenses in the Group Income Statement of €17 million (2007: €18 million; 2006: €15 million) relates to options granted in April 2003 and in the subsequent periods. The expense has been arrived at through applying a trinomial valuation technique; this is a lattice option-pricing model in accordance with IFRS 2.

Details of options granted under the share option schemes

A summary of activity under the Company’s share option schemes in the three years ended 31st December 2008, 2007 and 2006 together with the weighted average exercise price of the share options is as follows:

	Weighted average exercise price		Number of options 2008	Weighted average exercise price		Number of options 2007	Weighted average exercise price		Number of options 2006
Share options
Outstanding at beginning of year	€20.38 / Stg	£16.06	23,304,553	€18.33 / Stg	£13.85	23,785,368	€16.75 / Stg	£11.32	26,434,144
Granted (a)	€23.87 / Stg	£19.06	2,912,000	€32.90 / Stg	£22.43	2,807,900	€28.68 / Stg	£19.99	2,618,400
Exercised	€15.89 / Stg	£13.06	(1,558,866)	€15.54 / Stg	£10.99	(2,810,420)	€15.28 / Stg	£10.35	(4,886,939)
Lapsed	€22.89 / Stg	£18.22	(632,441)	€19.83 / Stg	£17.91	(478,295)	€18.00 / Stg	£13.93	(380,237)

Outstanding at end of year	€21.03 / Stg	£16.46	24,025,246	€20.38 / Stg	£16.06	23,304,553	€18.33 / Stg	£13.85	23,785,368

Exercisable at end of year	€17.53 / Stg	£12.48	14,118,956	€16.73 / Stg	£11.26	8,652,124	€16.02 / Stg	£11.16	7,270,476

(a)	Pursuant to the 2000 share option schemes, employees were granted options over 2,912,000 (2007: 2,807,900; 2006: 2,618,400) of the Company’s Ordinary Shares on 14th April 2008. These options may be exercised after the expiration of three years from their date of grant, subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENTS (continued)

Analysis of share options—outstanding at end of year

	Exercise prices	31st December 2008		31st December 2007
		Number of options	Actual remaining life	Number of options	Actual remaining life
Options by exercise price
€ options	€12.64	—	—	354,221	0.3
	€14.57	161,328	0.3	268,364	1.3
	€14.66	372,399	0.3	494,307	1.3
	€17.26	1,423,633	1.3	1,559,918	2.3
	€18.01	1,314,912	1.3	1,505,809	2.3
	€18.28	2,089,428	2.3	2,248,403	3.3
	€19.68	2,484,445	3.3	2,669,495	4.3
	€13.15	1,478,043	4.3	1,555,943	5.3
	€13.26	1,220,480	4.3	1,382,980	5.3
	€16.71	1,856,221	5.3	1,983,221	6.3
	€16.73	1,495,800	5.3	1,564,300	6.3
	€20.79	1,139,551	6.3	1,235,640	7.3
	€20.91	1,015,000	6.3	1,073,000	7.3
	€24.83	200,000	7.5	200,000	8.5
	€29.00	2,206,001	7.3	2,301,070	8.3
	€32.70	1,387,790	8.3	1,442,090	9.3
	€33.12	1,290,000	8.3	1,317,500	9.3
	€23.87	2,743,011	9.3	—	—
Stg£ options	Stg£10.99	12,750	1.3	13,945	2.3
	Stg£11.16	8,100	2.3	8,897	3.3
	Stg£12.04	15,024	3.3	17,580	4.3
	Stg£9.06	3,658	4.3	3,717	5.3
	Stg£11.13	6,769	5.3	6,769	6.3
	Stg£14.37	30,560	6.3	37,010	7.3
	Stg£19.99	30,542	7.3	31,623	8.3
	Stg£22.43	28,101	8.3	28,751	9.3
	Stg£19.06	11,700	9.3	—	—

Total outstanding as at 31st December		24,025,246		23,304,553

Analysis of share options—exercisable at end of year
Options by exercise price
€ options	€12.64	—	—	354,221	0.3
	€14.57	161,328	0.3	268,364	1.3
	€14.66	372,399	0.3	494,307	1.3
	€17.26	1,423,633	1.3	1,559,918	2.3
	€18.01	1,314,912	1.3	1,505,809	2.3
	€18.28	2,089,428	2.3	939,903	3.3
	€19.68	2,484,445	3.3	922,895	4.3
	€13.15	1,478,043	4.3	587,443	5.3
	€13.26	1,220,480	4.3	504,480	5.3
	€16.71	738,076	5.3	812,076	6.3
	€16.73	604,800	5.3	651,800	6.3
	€20.79	1,139,551	6.3	—	—
	€20.91	1,015,000	6.3	—	—
Stg£ options	Stg£10.99	12,750	1.3	13,945	2.3
	Stg£11.16	8,100	2.3	8,897	3.3
	Stg£12.04	15,024	3.3	17,580	4.3
	Stg£9.06	3,658	4.3	3,717	5.3
	Stg£11.13	6,769	5.3	6,769	6.3
	Stg£14.37	30,560	6.3	—	—

Total exercisable as at 31st December		14,118,956		8,652,124

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENTS (continued)

The weighted average fair values assigned to options granted in 2008, 2007 and 2006 under the 2000 Share Option Scheme, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	3-year
	€	Stg£ *
Granted during 2008 (amounts in €)	4.46	4.46
Granted during 2007 (amounts in €)	6.65	6.60
Granted during 2006 (amounts in €)	6.39	6.49

*	€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2008	2007	2006
	3-year	3-year	3-year
Weighted average exercise price (amounts in €)	23.87	32.90	28.68
Risk-free interest rate (%)	3.61	4.08	3.64/3.77
Expected dividend payments over the expected life (€ cent)	401.26	503.05	324.62
Expected volatility (%)	21.7	21.3	23.2/22.4
Expected life in years	5	5	5

The expected volatility was determined using an historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of options grants were factored into the determination of fair value. The terms of the options granted under the share option scheme do not contain any market conditions within the meaning of IFRS 2. No relevant modifications were effected to the share option schemes during the course of 2008, 2007 or 2006.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENTS (continued)

Details of options granted under the savings-related share option schemes

	Weighted average exercise price	Number of options 2008	Weighted average exercise price	Number of options 2007	Weighted average exercise price	Number of options 2006
Savings-related share options
Outstanding at beginning of year	€18.37 / Stg£12.53	1,259,082	€15.85 / Stg£10.97	1,263,622	€12.71 / Stg£8.76	1,434,061
Granted (a)	€20.40 / Stg£16.07	520,741	€26.89 / Stg£18.61	265,300	€23.16 / Stg£15.68	358,986
Exercised	€11.07 / Stg£8.34	(487,350)	€14.95 / Stg£9.83	(211,702)	€12.40 / Stg£7.62	(450,229)
Lapsed	€22.67 / Stg£15.88	(259,402)	€20.56 / Stg£14.00	(58,138)	€14.35 / Stg£10.41	(79,196)

Outstanding at end of year	€21.20 / Stg£15.51	1,033,071	€18.37 / Stg£12.53	1,259,082	€15.85 / Stg£10.97	1,263,622

Exercisable at end of year	€11.87 / Stg£10.69	20,086	€15.20 / Stg£9.94	3,313	€15.39 / Stg£7.18	1,948

(a)	Pursuant to the savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 520,741 of the Company’s Ordinary Shares on 16th May 2008 (302,405) and 3rd April 2008 (218,336) respectively (2007: 122,039 share options on 11th April 2007 and 143,261 share options on 5th April 2007; 2006: 358,986 share options on 7th April 2006). This figure comprises options over 248,572 (2007: 144,138; 2006: 202,624) shares and 272,169 (2007: 121,162; 2006: 156,362) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable, and are not subject to specified EPS growth targets being achieved. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

Analysis of savings-related share options—outstanding at end of year

	Exercise prices	31st December 2008		31st December 2007
		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
Options by exercise price
€ options	€16.09	—	—	725	0.1
	€10.63	15,525	0.1	198,186	0.9
	€14.45	21,663	0.9	26,793	1.8
	€17.99	22,046	1.6	46,576	2.0
	€23.16	95,048	1.9	131,749	2.9
	€26.89	72,337	3.0	120,321	4.0
	€20.40	270,015	4.3	—	—
Stg£ options	Stg£10.08	—	—	1,149	0.1
	Stg£7.18	457	0.1	232,289	0.9
	Stg£9.66	55,883	0.9	59,356	1.9
	Stg£12.38	39,217	1.9	114,047	1.7
	Stg£15.68	154,785	1.7	191,425	2.7
	Stg£18.61	104,469	2.7	136,466	3.6
	Stg£16.07	181,626	3.8	—	—

Total outstanding as at 31st December		1,033,071		1,259,082

As at 31st December 2008, 20,086 (2007: 3,313; 2006: 1,948) options were exercisable under the savings-related share option schemes.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENTS (continued)

The weighted average fair values assigned to options issued under the savings-related share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	5-year	3-year	5-year
	€	€	Stg£ *	Stg£ *
Granted during 2008 (amounts in €)	5.85	6.41	5.98	6.56
Granted during 2007 (amounts in €)	7.09	8.55	7.23	8.71
Granted during 2006 (amounts in €)	6.54	7.88	6.54	7.88

*	€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2008		2007		2006
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (amounts in €)	20.72	20.57	27.20	27.10	23.16	23.16
Risk-free interest rate (%)	3.95/3.58	4.00/3.69	4.08	4.10	3.43	3.64
Expected dividend payments over the expected life (€ cent)	219.73	401.26	246.06	503.05	162.94	324.62
Expected volatility (%)	21.6/21.8	20.9/21.7	17.3	21.3	20.8	23.2
Expected life in years	3	5	3	5	3	5

The expected volatility was determined using an historical sample of 37 month-end CRH share prices in respect of the three-year savings-related share options and 61 month-end share prices in respect of the five-year savings-related share options. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value.

The terms of the options issued under the savings-related share option schemes do not contain any market conditions within the meaning of IFRS 2.

No modifications were effected to the savings-related share option schemes during the course of 2008, 2007 or 2006.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006. The general terms and conditions applicable to shares awarded by CRH under this Plan (which are termed “own shares” in these consolidated financial statements) are set out in the Report on Directors’ Remuneration on pages R-1 to R-10.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENTS (continued)

Shares awarded under the Group’s Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The expense of €7 million (2007: €5 million; 2006: €1 million) reflected in administrative expenses in the Group Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

			Number of Shares
	Share price at date of award	Period to earliest release date	Initial award	Cumulative lapses to date	Net outstanding	Fair value
Granted in 2006
Performance Share Plan	24.82	3 years	627,750	48,500	579,250	12.11

Granted in 2007
Performance Share Plan	33.29	3 years	594,750	31,500	563,250	17.14

Granted in 2008
Performance Share Plan	23.45	3 years	741,000	34,500	706,500	10.27

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return volatilities and correlations, together with the following assumptions:

	2008	2007	2006
Risk-free interest rate (%)	3.49	4.07	3.77
Expected volatility (%)	21.8	20.0	20.0

The expected volatility was determined using an historical sample of 37 month-end CRH share prices.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

8. FINANCE COSTS AND FINANCE REVENUE

	2008	2007	2006
	€m	€m	€m
Finance costs
Interest payable on bank loans and overdrafts repayable wholly within five years:
—by instalments	11	17	18
—not by instalments	275	230	154
Interest payable under finance leases and hire purchase contracts	2	2	3
Interest payable on other borrowings	123	137	160

Total interest payable	411	386	335
Unwinding of discount element of provisions for liabilities (note 26)	16	17	19
Unwinding of discount applicable to deferred and contingent acquisition consideration	5	5	8
Income on interest rate and currency swaps	(34)	(31)	(51)
Mark-to-market of designated fair value hedges and related debt and ineffectiveness of net investment hedges:
—interest rate swaps (i)	(283)	(90)	42
—currency swaps and forward contracts	3	2	3
—hedged fixed rate debt (i)	287	92	(42)
Interest cost on defined benefit pension scheme liabilities	98	92	93

Total finance costs	503	473	407

Finance revenue
Interest receivable on loans to joint ventures and associates	(4)	(4)	(5)
Interest receivable on liquid investments	(8)	(18)	(15)
Interest receivable on cash and cash equivalents	(35)	(41)	(30)

	(47)	(63)	(50)
Expected return on defined benefit pension scheme assets	(113)	(107)	(105)

Total finance revenue	(160)	(170)	(155)

Finance costs (net)	343	303	255

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Group Balance Sheet at adjusted fair value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is taken to income in each reporting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

9. GROUP SHARE OF ASSOCIATES’ PROFIT AFTER TAX

The Group’s share of associates’ profit after tax is equity-accounted and is presented as a single-line item in the Group Income Statement. The Group’s share of profit after tax generated by associates is analysed as follows between the principal Group Income Statement captions:

	2008	2007	2006
	€m	€m	€m
Group share of:
Revenue	1,006	806	773

Profit before finance costs	86	91	72
Finance costs (net)	(3)	(1)	(2)

Profit before tax	83	90	70
Income tax expense	(22)	(26)	(23)

Profit after tax (i)	61	64	47

(i)	The Group’s share of associates’ profit after tax comprises €45 million (2007: €52 million; 2006: €36 million) in Europe Materials, €5 million (2007: €2 million; 2006: €2 million) in Europe Products, €11 million (2007: €10 million; 2006: €7 million) in Europe Distribution, €nil million (2007: €nil million; 2006: €2 million) in Americas Materials and €nil million (2007: €nil million; 2006 €nil million) in Americas Products.

The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in associates together with the relevant segmental data are presented in note 15.

10. INCOME TAX EXPENSE

	2008	2007	2006
	€m	€m	€m
Current tax
Republic of Ireland
Corporation tax at 12.5% (2007: 12.5%; 2006: 12.5%)	21	17	22
Less: manufacturing relief	(3)	(4)	(4)

	18	13	18
Overseas tax	239	398	298
Tax on disposal of non-current assets	20	15	12

Total current tax	277	426	328

Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	5	8	10
Share-based payments	2	(4)	3
Derivative financial instruments	(1)	(1)	—
Other items	83	37	37

Total deferred tax	89	40	50

Income tax expense	366	466	378

Reconciliation of applicable tax rate to effective tax rate
Profit before tax (€m)	1,628	1,904	1,602
Tax charge expressed as a percentage of profit before tax (effective tax rate):
—current tax expense only	17.0%	22.4%	20.5%
—total income tax expense (current and deferred)	22.5%	24.5%	23.6%

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

10. INCOME TAX EXPENSE (continued)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
	2008	2007	2006
Irish corporation tax rate	12.5	12.5	12.5
Manufacturing relief in the Republic of Ireland	(0.2)	(0.2)	(0.3)
Higher tax rates on overseas earnings	10.5	12.0	12.9
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	(0.3)	0.2	(1.5)

Total effective tax rate	22.5	24.5	23.6

Current and deferred tax movements applicable to items recognised directly within equity
	€m	€m	€m
Current tax
Share option exercises	2	13	—

Deferred tax
Defined benefit pension obligations	67	(46)	(42)
Share-based payments	(15)	(39)	27
Cash flow hedges	4	(2)	—

Total	58	(74)	(15)

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Unremitted earnings in subsidiaries, joint ventures and associates

No provision has been recognised in respect of the unremitted earnings of subsidiaries and joint ventures as there is no commitment to remit earnings. A deferred tax liability has been recognised in relation to unremitted earnings of associates on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH’s investments in these entities. Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial (with materiality defined in the context of the year-end 2008 financial statements).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

10. INCOME TAX EXPENSE (continued)

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

11. DIVIDENDS

As shown in note 30, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2008	2007	2006
	€m	€m	€m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2007: €3,175; 2006: €3,175)	—	—	—
7% ‘A’ Cumulative Preference Shares €77,521 (2007: €77,521; 2006: €77,521)	—	—	—
Equity
Final—paid 48.00c per Ordinary Share in May 2008 (38.50c paid in May 2007; 2006: 27.75c paid in May 2006)	260	209	149
Interim—paid 20.50c per Ordinary Share (2007: 20.00c; 2006: 13.50c)	109	109	73

Total	369	318	222

Dividends proposed (memorandum disclosure)
Equity
Final 2008—proposed 48.50c per Ordinary Share (2007: 48.00c; 2006: 38.50c)	258	260	209

Reconciliation to Cash Flow Statement
Dividends to shareholders	369	318	222
Less: issue of shares in lieu of dividends (i)	(22)	(68)	(25)

Dividends paid to equity holders of the Company	347	250	197
Dividends paid by subsidiaries to minority interests (note 32)	5	5	12

Total dividends paid	352	255	209

(i)	In accordance with the scrip dividend scheme, shares to the value of €22 million (2007: €68 million; 2006: €25 million) were issued in lieu of dividends.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

12. EARNINGS PER ORDINARY SHARE

	2008		2007		2006
	€m		€m		€m
The computation of basic and diluted earnings per Ordinary Share is set out below:
Numerator computations—basic and diluted earnings per Ordinary Share
Group profit for the financial year	1,262		1,438		1,224
Profit attributable to minority interest	(14)		(8)		(14)

Profit attributable to equity holders of the Company	1,248		1,430		1,210
Preference dividends	—		—		—

Profit attributable to ordinary equity holders of the Company	1,248		1,430		1,210

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	535.5		544.3		539.4
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	3.0		4.8		4.7

Denominator for diluted earnings per Ordinary Share	538.5		549.1		544.1

Basic earnings per Ordinary Share	233.1	c	262.7	c	224.3	c

Diluted earnings per Ordinary Share	231.8	c	260.4	c	222.4	c

(i)	Basic and diluted earnings per Ordinary Share: The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Shares has been adjusted to exclude shares awarded under the Performance Share Plan and Ordinary Shares re-purchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in Note 31.
(ii)	The issue of certain Ordinary Shares in respect of employee share options is contingent upon the satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 Earnings per Share, these contingently issuable Ordinary Shares (totalling 9,906,290 at 31st December 2008, 14,652,429 at 31st December 2007 and 16,514,892 at 31st December 2006) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period. Although vesting of shares awarded under the Performance Share Plan is also contingent upon satisfaction of specified performance conditions, and such shares would therefore fulfil the definition of “contingently issuable” under IAS 33, the related shares have already been excluded from the computation of diluted earnings per Ordinary Share as discussed above.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and machinery	Transport	Assets in course of construction	Total
	€m	€m	€m	€m	€m
At 31st December 2008
Cost/deemed cost	5,434	6,952	847	620	13,853
Accumulated depreciation (and impairment charges)	(1,113)	(3,385)	(467)	—	(4,965)

Net carrying amount	4,321	3,567	380	620	8,888

At 1st January 2008, net of accumulated depreciation	4,030	3,416	378	402	8,226
Translation adjustment	61	8	13	(26)	56
Reclassifications of assets in course of construction	58	128	(4)	(182)	—
Additions at cost	141	413	71	414	1,039
Arising on acquisition (note 34)	218	179	20	12	429
Disposals at net carrying amount	(41)	(33)	(7)	—	(81)
Depreciation charge for year	(140)	(536)	(91)	—	(767)
Impairment charge for year	(6)	(8)	—	—	(14)

At 31st December 2008, net of accumulated depreciation (and impairment charges)	4,321	3,567	380	620	8,888

The equivalent disclosure for the prior year is as follows:

At 31st December 2007
Cost/deemed cost	4,963	6,303	731	402	12,399
Accumulated depreciation	(933)	(2,887)	(353)	—	(4,173)

Net carrying amount	4,030	3,416	378	402	8,226

At 1st January 2007, net of accumulated depreciation	3,857	3,010	311	302	7,480
Translation adjustment	(233)	(193)	(24)	(18)	(468)
Reclassifications of assets in course of construction	19	177	9	(205)	—
Additions at cost	148	473	91	316	1,028
Arising on acquisition (note 34)	423	486	83	7	999
Disposals at net carrying amount	(38)	(29)	(7)	—	(74)
Depreciation charge for year	(146)	(508)	(85)	—	(739)

At 31st December 2007, net of accumulated depreciation	4,030	3,416	378	402	8,226

At 1st January 2007
Cost/deemed cost	4,689	5,675	656	302	11,322
Accumulated depreciation	(832)	(2,665)	(345)	—	(3,842)

Net carrying amount	3,857	3,010	311	302	7,480

The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,780 million at the balance sheet date (2007: €1,690 million).

Borrowing costs capitalised during the financial year amounted to €13 million (2007: €3 million, 2006: €nil million). The average capitalisation rate employed was 5.5% (2007: 5.5%, 2006: 0%).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

13. PROPERTY, PLANT AND EQUIPMENT (continued)

Revaluation of land and buildings

Land and buildings purchased since 31st December 1980 are reflected at cost. Land and buildings (excluding buildings of a specialised nature) purchased prior to 31st December 1980 were revalued by professional valuers at that date on an existing use basis; this revaluation was carried forward as deemed cost under the transitional provisions of IFRS 1 First-time Adoption of International Financial Reporting Standards. Other than the aforementioned revaluation, all items of property, plant and equipment are recorded at cost.

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of land and buildings assets held at deemed cost and at cost is as follows:

	2008	2007
	€m	€m
At deemed cost as at 31st December 1980	55	55
At cost post 31st December 1980	5,379	4,908

Total	5,434	4,963

Assets held under finance leases

The net carrying amount and the depreciation charge during the period in respect of assets held under finance leases, and capitalised in property, plant and equipment, are as follows:

	2008	2007
	€m	€m
Cost	91	101
Accumulated depreciation	(43)	(38)

Net carrying amount	48	63

Depreciation charge for year	8	11

Future purchase commitments for property, plant and equipment
Contracted for but not provided in the financial statements	433	612

Authorised by the Directors but not contracted for	133	466

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS

		Other intangible assets
	Goodwill	Marketing- related	Customer- related (i)	Contract- based	Total
	€m	€m	€m	€m	€m
At 31st December 2008
Cost	3,934	36	278	22	4,270
Accumulated impairment charges and amortisation	(50)	(14)	(93)	(5)	(162)

Net carrying amount	3,884	22	185	17	4,108

At 1st January 2008, net of accumulated impairment charges and amortisation	3,482	18	175	17	3,692
Translation adjustment	37	—	4	1	42
Arising on acquisition (note 34)	366	9	42	1	418
Disposals	(1)	—	—	—	(1)
Amortisation charge for year (ii)	—	(5)	(36)	(2)	(43)

At 31st December 2008, net of accumulated impairment charges and amortisation	3,884	22	185	17	4,108

The equivalent disclosure for the prior year is as follows:

At 31st December 2007
Cost	3,532	27	230	21	3,810
Accumulated impairment losses and amortisation	(50)	(9)	(55)	(4)	(118)

Net carrying amount	3,482	18	175	17	3,692

At 1st January 2007, net of accumulated impairment charges and amortisation	2,841	17	97	11	2,966
Translation adjustment	(166)	(1)	(10)	(1)	(178)
Arising on acquisition (note 34)	807	6	117	9	939
Amortisation charge for year (ii)	—	(4)	(29)	(2)	(35)

At 31st December 2007, net of accumulated impairment charges and amortisation	3,482	18	175	17	3,692

At 1st January 2007
Cost	2,891	23	126	12	3,052
Accumulated impairment losses and amortisation	(50)	(6)	(29)	(1)	(86)

Net carrying amount	2,841	17	97	11	2,966

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.
(ii)	Goodwill is not subject to amortisation under IFRS. The useful lives of all other intangible assets are finite and, in general, range from one to ten years dependent on the nature of the asset.

Due to the asset-intensive nature of operations in the Materials business segments (and the fact that goodwill arising on transactions in this segment is typically relatively small), no significant intangible assets are recognised on business combinations in these segments. Business combinations in the Group’s Products and Distribution segments, wherein the majority of goodwill arises, do not exhibit the same level of asset intensity and intangible assets are recognised, where appropriate, on such combination activity.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS (continued)

Goodwill

The goodwill balances disclosed above include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in investments in associates in the Group Balance Sheet (see note 15).

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1st January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Impairment testing

Goodwill is subject to impairment testing on an annual basis.

No impairment losses were recognised by the Group in 2008 (2007: nil).

Testing in 2006 identified an impairment in respect of the Group’s 45% share of goodwill in Cementbouw B.V., a joint venture which was established in 2003 in a leveraged buyout of Cementbouw’s materials trading and readymixed concrete operations in the Netherlands, undertaken in conjunction with CRH’s 100% purchase of Cementbouw’s distribution, concrete and clay products activities. An impairment loss of €50 million was recognised in the Consolidated Statements of Income for the 2006 financial year and included in the segment result for Europe Products in that year (note 1). During 2007, the Group acquired the remaining 55% of Cementbouw B.V. (see note 34).

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units for the purposes of impairment testing based on the business segment into which the business combination will be assimilated. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the primary and secondary segments determined in accordance with IAS 14 Segment Reporting. A total of 27 (2007: 24) cash-generating units have been identified and these are analysed below between the six business segments in the Group; with the exception of the two Materials segments, which are analysed on a regional basis, the analysis is by product group. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics.

	Cash-generating units		Goodwill
	2008	2007	2008	2007
			€m	€m
Europe Materials	10	7	747	627
Europe Products	4	5	708	636
Europe Distribution	1	1	558	492
Americas Materials	6	5	992	906
Americas Products	5	5	603	564
Americas Distribution	1	1	276	257

Total cash-generating units	27	24	3,884	3,482

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS (continued)

Impairment testing methodology and results

The recoverable amount of each of the 27 cash-generating units is determined based on a value-in-use computation. The cash flow forecasts employed for the value-in-use computation are extracted from a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude incremental profits and other cash flows stemming from future acquisition activity (the “base case” scenario). The five-year cash flows obtained from this document are projected forward for an additional five years using the lower of historical compound annual growth and anticipated inflation as the relevant growth factor. A 20-year annuity-based terminal value is calculated using the average of the last five years’ cash flows adjusted to take account of cumulative inflation to year 10 (being the end of the projection period); the terminal value computation assumes zero growth in real cash flows beyond the evaluation period. The recoverable amount (i.e. value-in-use) stemming from this exercise represents the present value of the future cash flows, including the terminal value, discounted at a before-tax weighted average cost of capital appropriate to the cash-generating unit being assessed for impairment; the before-tax discount rates range from 8.1% to 13.4% (2007: 7.4% to 10.7%). The average before-tax discount rate is in line with the Group’s estimated before-tax weighted average cost of capital as at the date of impairment testing.

Key assumptions factored into the cash flow forecasts include management’s estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations inter alia. The duration of the discounted cash flow model and the discount rate applied to the cash flows are significant factors in determining the fair value of the cash-generating units and have been arrived at taking account of the Group’s strong financial position, its established history of earnings and cash flow generation across business cycles, its proven ability to pursue and integrate value-enhancing acquisitions and the nature of the building materials industry where product obsolescence risk is very low.

Additional disclosures—significant goodwill amounts

The goodwill allocated to each of the 27 (2007: 24) cash-generating units accounts for between 10% and 20% of the total carrying amount of €3,884 million in two instances and less than 10% of the total carrying amount in all other cases. The additional disclosures required under IAS 36 Impairment of Assets in relation to significant goodwill amounts arising in each of these two cash-generating units (Europe Distribution and APAC within Americas Materials) are as follows:

	Europe Distribution		APAC
	2008	2007	2008	2007
Carrying amount of goodwill allocated to the cash-generating unit	€492m	€342m	€412m	€332m
Carrying amount of indefinite-lived intangible assets allocated to the cash-generating unit	Nil	Nil	Nil	Nil
Basis on which the recoverable amount of the cash-generating unit has been assessed	Value-in-use	Value-in-use	Value-in-use	Value-in-use
Discount rate applied to the cash flow projections (real before-tax)	10.20%	9.30%	8.70%	8.10%
Excess of value-in-use over carrying amount	€938m	€593m	€192m	€112m

The key assumptions used for the value-in-use computations for these cash-generating units were in line with those addressed above. The values applied to each of the key assumptions were derived from a combination of internal and external factors based on historical experience and took into account the stability of cash flows typically associated with these businesses.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS (continued)

The cash flows for the two cash-generating units were projected in line with the methodology disclosed above with the cash flows arising after the five-year period in the strategic plan document being projected forward for an additional five years using inflation as the relevant growth factor (with inflation being less than the compound annual growth rate).

Given the magnitude of the excess of value-in-use over carrying amount in both instances, and the reasonableness of the key assumptions employed, no further disclosures relating to sensitivity of the value-in-use computations for these CGUs were considered to be warranted.

Key sources of estimation uncertainty

Expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are discussed above; chief amongst these items are projected EBITDA (i.e. operating profit before depreciation and amortisation of intangible assets) margins, net cash flows, profit before tax and the discount rates used.

Sensitivity analysis has been conducted on the “base case” estimates of the aforementioned items in respect of three of the 27 CGUs falling for testing; these three CGUs had aggregate goodwill of €240 million at the date of testing.

The following table identifies the amounts by which each of these assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the three CGUs selected for sensitivity analysis testing; each of these changes is assumed to take effect over the 30-year life of the associated cash flows (including the 20-year annuity-based terminal value referred to above):

Reduction in EBITDA margin	0.8 to 1.5 percentage points
Reduction in profit before tax	11.7% to 19.3%
Reduction in net cash flow	10.4% to 13.4%
Increase in before-tax discount rate	1.4 to 1.6 percentage points

15. FINANCIAL ASSETS

	Investments accounted for using the equity method (i.e. associates)				Other (i)
	Share of net assets	Goodwill	Loans	Total
	€m	€m	€m	€m	€m
At 1st January 2008	465	105	4	574	78
Translation adjustment	2	1	—	3	5
Arising on acquisition (note 34)	1	—	—	1	2
Investments and advances	54	102	—	156	50
Disposals	(8)	—	(1)	(9)	(8)
Retained profit less dividends paid	18	—	—	18	—

At 31st December 2008	532	208	3	743	127

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

15. FINANCIAL ASSETS (continued)

	Investments accounted for using the equity method (i.e. associates)				Other (i)
	Share of net assets	Goodwill	Loans	Total
	€m	€m	€m	€m	€m
The equivalent disclosure for the prior year is as follows:
At 1st January 2007	444	107	3	554	97
Translation adjustment	(1)	(2)	—	(3)	(1)
Arising on acquisition (note 34)	(3)	—	1	(2)	(42)
Investments and advances	—	—	—	—	40
Disposals	(9)	—	—	(9)	(16)
Retained profit less dividends paid	34	—	—	34	—

At 31st December 2007	465	105	4	574	78

The investment in associates (including goodwill and loans payable) is analysed as follows:
	2008	2007
	€m	€m
Non-current assets	792	617
Current assets	469	378
Non-current liabilities	(248)	(225)
Current liabilities	(270)	(196)

Net assets	743	574

The segmental analysis of the carrying value of the Group’s investment in associates is as follows:
Europe Materials	499	491
Europe Products	8	12
Europe Distribution	226	61
Americas Products	1	1
Americas Materials	9	9

	743	574

The Group holds a 21.66% stake (2007: 21.66%) in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment as at the balance sheet date amounted to €40 million (2007: €70 million).

A listing of the principal associates is contained elsewhere herein.

(i)	Other financial assets comprise trade investments carried at historical cost together with quoted investments at fair value and loans extended by the Group to joint ventures (which are treated as loans and receivables under IAS 39 Financial Instruments: Recognition and Measurement and are included within financial assets at amortised cost). The balance as at 31st December 2008 comprises €15 million in respect of trade and quoted investments and €112 million in respect of loans to joint ventures (2007: €15 million and €63 million respectively).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

16. DISPOSAL OF NON-CURRENT ASSETS

	2008	2007	2006
	€m	€m	€m
Non-current assets disposed of at net carrying amount:
—property, plant and equipment (note 13)	81	74	189
—intangible assets (note 14)	1	—	—
—financial assets (note 15)	17	25	23

Total	99	99	212
Profit on disposal of non-current assets	69	57	40

Proceeds from disposal of non-current assets—Group Cash Flow Statement	168	156	252

17. INVENTORIES

	2008	2007
	€m	€m
Raw materials	749	617
Work-in-progress (i)	110	116
Finished goods	1,614	1,493

Total inventories at the lower of cost and net realisable value	2,473	2,226

(i)	Work-in-progress includes €nil million (2007: €15 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

Write-downs of inventories recognised as an expense within cost of sales amounted to €17 million in the 2008 financial year (2007: €20 million, 2006: €24 million). None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. TRADE AND OTHER RECEIVABLES

	2008	2007
	€m	€m
All current
Trade receivables	1,939	2,166
Amounts receivable in respect of construction contracts (i)	458	480
Total trade receivables, net	2,397	2,646
Other receivables (ii)	486	386
Amounts receivable from associates	—	1
Prepayments and accrued income	213	166

Total	3,096	3,199

(i)	Unbilled revenue at the balance sheet date in respect of construction contracts amounted to €119 million (2007: €131 million).
(ii)	Retentions held by customers in respect of construction contracts at the balance sheet date amounted to €94 million (2007: €97 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

18. TRADE AND OTHER RECEIVABLES (continued)

Trade receivables and amounts receivable in respect of construction contract activity are in general receivable within 90 days of the balance sheet date. The figures disclosed above are stated net of provisions for impairment.

Valuation and Qualifying Accounts

The movements in the provision for impairment of receivables during the financial year were as follows:

	2008	2007	2006
	€m	€m	€m
At 1st January	129	113	107
Translation adjustment	1	(5)	(5)
Additions—Provided during year	63	61	43
Deductions—Written-off during year	(22)	(32)	(27)
Deductions—Recovered during year	(10)	(8)	(5)

At 31st December	161	129	113

The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2008	2007
	€m	€m
Neither past due nor impaired	2,148	2,350
Past due but not impaired:
Less than 60 days	71	80
60 days or greater but less than 120 days	65	70
Greater than 120 days	40	45
Past due and impaired (partial or full provision)	234	259

Total	2,558	2,804

A general discussion of the terms and conditions applicable to related party receivables is provided in note 35 to the financial statements.

19. TRADE AND OTHER PAYABLES

	2008	2007
	€m	€m
Current
Trade payables	1,440	1,475
Irish employment-related taxes	3	5
Other employment-related taxes	78	70
Value added tax	92	93
Deferred and contingent acquisition consideration	44	49
Other payables (i)	495	441
Accruals and deferred income	731	801
Amounts payable to associates	36	22

Subtotal—current	2,919	2,956

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

19. TRADE AND OTHER PAYABLES (continued)

	2008	2007
	€m	€m
Non-current
Other payables	36	33
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:
—between one and two years	33	42
—between two and five years	36	36
—after five years	32	30

Subtotal—non-current	137	141

Total	3,056	3,097

(i)	Billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon amounted to €190 million at the balance sheet date (2007: €216 million).

20. MOVEMENT IN WORKING CAPITAL

	Inventories	Trade and other receivables	Trade and other payables	Total
	€m	€m	€m	€m
At 1st January 2008	2,226	3,199	(3,097)	2,328
Translation adjustment	8	26	(15)	19
Arising on acquisition (note 34)	66	126	(89)	103
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 34)	—	—	(12)	(12)
—paid during the year	—	—	34	34
Interest accruals	—	(4)	(12)	(16)
Increase/(decrease) in working capital	173	(251)	135	57

At 31st December 2008	2,473	3,096	(3,056)	2,513

The equivalent disclosure for the prior years are as follows:
At 1st January 2007	2,036	3,172	(2,948)	2,260
Translation adjustment	(110)	(149)	160	(99)
Arising on acquisition (note 34)	263	411	(313)	361
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 34)	—	—	(31)	(31)
—paid during the year	—	—	107	107
Interest accruals	—	(1)	(8)	(9)
Increase/(decrease) in working capital	37	(234)	(64)	(261)

At 31st December 2007	2,226	3,199	(3,097)	2,328

At 1st January 2006	1,723	2,476	(2,443)	1,756
Translation adjustment	(101)	(138)	125	(114)
Arising on acquisition (note 34)	363	615	(438)	540
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 34)	—	—	(98)	(98)
—paid during the year	—	—	74	74
Interest accruals	—	4	(39)	(35)
Reclassifications	—	—	5	5
Increase/(decrease) in working capital	51	215	(134)	132

At 31st December 2006	2,036	3,172	(2,948)	2,260

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group’s capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. During the course of 2006, a decision was taken to implement a phased reduction in dividend cover with the objective of achieving dividend cover of 3.5 times for the 2008 financial year; dividend cover for the year ended 31st December 2008 amounted to 3.4 times (2007: 3.9 times). In addition, as part of the Board’s capital management strategy, a share buyback programme was initiated in January 2008; details of the number of shares re-purchased on foot of this programme together with subsequent re-issues are provided in note 31. This programme was terminated in November 2008.

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2008	2007
	€m	€m
Capital and reserves attributable to the Company’s equity holders	8,087	7,954
Net debt (note 25)	6,091	5,163

Capital and net debt	14,178	13,117

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

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Group Treasurer reports to the Finance Director and the activities of Group Treasury are subject to regular internal audit. Systems are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board of Directors.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

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

Interest rate risk

The Group’s exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by the Group’s corporate treasury function using a mix of fixed and floating rate debt; in recent years, the Group’s target has been to fix interest rates on approximately 50% of net debt as at the period-end. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 24 below. The following table demonstrates the impact on profit before tax of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant:

Percentage change in cost of borrowings		+/- 1%		+/- 0.5%
Impact on profit before tax	2008	-/+ €32m		-/+ €16m
	2007	-/+ €28m		-/+ €14m
	2006	-/+	€22m	-/+	€11m

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Group Income Statement in the period in which they arise and are shown in note 4 above.

Given the Group’s presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Group Statement of Recognised Income and Expense. A currency profile of the Group’s net debt and net worth is presented in note 25. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, partially to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in the United States:

Percentage change in relevant €/US$ exchange rate		+/- 5%		+/-2.5%
Impact on profit before tax	2008	-/+ €29m		-/+ €15m
	2007	-/+ €37m		-/+ €19m
	2006	-/+	€37m	-/+	€19m
Impact on equity	2008	-/+ €160m		-/+ €82m
	2007	-/+ €164m		-/+ €84m
	2006	-/+	€158m	-/+	€81m

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment grade ratings—generally counterparties have ratings of A2/A from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to circa 6.3% of gross trade receivables (2007: 5.6%). Customers who wish to trade on credit terms are subject to strict verification procedures prior to credit being advanced and are subject to continued monitoring at operating company level; receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 84% of the total receivables balance at the balance sheet date (2007: 84%); amounts receivable from related parties (notes 18 and 35) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed relevant by operational management.

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. The aim of the Group’s corporate treasury function is to ensure that sufficient resources are available to meet such liabilities as they fall due through a combination of liquid investments, cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents and liquid resources only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group’s debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 23; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group’s outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 23.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

The tables below show the projected contractual undiscounted total cash outflows (principal and interest) arising from the Group’s gross debt, trade and other payables and derivative financial instruments. The tables also include the gross cash inflows projected to arise from derivative financial instruments. These projections are based on the interest and foreign exchange rates applying at the end of the relevant financial year.

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	After 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
31st December 2008
Financial liabilities—cash outflows
Trade and other payables	2,919	72	14	14	15	41	3,075
Finance leases	6	4	2	1	1	5	19
Interest-bearing loans and borrowings	1,016	1,303	783	1,043	571	2,129	6,845
Interest payments on finance leases	1	1	1	—	—	2	5
Interest payments on interest-bearing loans and borrowings	377	323	268	195	169	649	1,981
Cross-currency swaps—gross cash outflows	1,394	42	42	41	428	351	2,298
Other derivative financial instruments	14	4	2	1	—	—	21

Gross projected cash outflows	5,727	1,749	1,112	1,295	1,184	3,177	14,244

Derivative financial instruments—cash inflows
Interest rate swaps—net cash inflows	(60)	(60)	(57)	(37)	(30)	(108)	(352)
Cross-currency swaps—gross cash inflows	(1,342)	(34)	(34)	(33)	(438)	(291)	(2,172)
Other derivative financial instruments	(3)	—	(1)	—	—	—	(4)

Gross cash inflows	(1,405)	(94)	(92)	(70)	(468)	(399)	(2,528)

The equivalent disclosure for the prior year is as follows:

31st December 2007
Financial liabilities—cash outflows
Trade and other payables	2,956	78	14	14	15	39	3,116
Finance leases	14	5	4	1	1	5	30
Interest-bearing loans and borrowings	556	2,230	243	706	837	1,773	6,345
Interest payments on finance leases	2	1	1	1	—	1	6
Interest payments on interest-bearing loans and borrowings	350	282	217	189	124	512	1,674
Interest rate swaps—net cash outflows	3	3	3	3	2	3	17
Cross-currency swaps—gross cash outflows	1,135	370	18	18	18	405	1,964
Other derivative financial instruments	3	—	—	—	—	—	3

Gross projected cash outflows	5,019	2,969	500	932	997	2,738	13,155

Derivative financial instruments—cash inflows
Interest rate swaps—net cash inflows	(13)	(12)	(11)	(11)	(6)	(14)	(67)
Cross-currency swaps—gross cash inflows	(1,070)	(330)	(20)	(20)	(21)	(397)	(1,858)
Other derivative financial instruments	(7)	(2)	—	—	—	—	(9)

Gross cash inflows	(1,090)	(344)	(31)	(31)	(27)	(411)	(1,934)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

Commodity price risk

The Group’s exposure to price risk in this regard is minimal with the fair value of derivatives used to hedge future energy costs being €19 million unfavourable as at the balance sheet date (2007: €7 million favourable).

22. LIQUID INVESTMENTS AND CASH AND CASH EQUIVALENTS

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly, the related balances have been separately reported in the Group Balance Sheet and have been categorised as either “held-for-trading” or “loans and receivables” in accordance with IAS 39 Financial Instruments: Recognition and Measurement in the table below. The credit risk attaching to these items is documented in note 21.

	2008	2007
	€m	€m
Held-for-trading (fair value through profit or loss)	127	316
Loans and receivables	1	2

Total	128	318

Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of investment. Bank overdrafts are included within current interest-bearing loans and borrowings in the Group Balance Sheet.

Cash and cash equivalents are reported at fair value and are analysed as follows:

	2008	2007
	€m	€m
Cash at bank and in hand	483	592
Investments (short-term deposits)	316	414

Included in Group Balance Sheet and Group Cash Flow Statement	799	1,006

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

23. INTEREST-BEARING LOANS AND BORROWINGS

	2008	2007
	€m	€m
Bank loans and overdrafts:
—unsecured	2,250	2,487
—secured *	28	63
Other term loans:
—unsecured	4,754	3,664
—secured *	22	42
Group share of joint ventures’ interest-bearing loans and borrowings (non-current and current)	244	242

Interest-bearing loans and borrowings (non-current and current)	7,298	6,498

Included in current liabilities in the Group Balance Sheet:
—loans repayable within one year	(872)	(386)
—bank overdrafts	(149)	(184)

Current interest-bearing loans and borrowings	(1,021)	(570)

Non-current interest-bearing loans and borrowings	6,277	5,928

* Secured on specific items of property, plant and equipment; these figures include finance leases

Repayment schedule
Within one year	1,021	570
Between one and two years	1,309	2,235
Between two and three years	811	247
Between three and four years	1,148	721
Between four and five years	631	892
After five years	2,378	1,833

	7,298	6,498

Categorisation by manner of repayment
Loans fully repayable within five years:
—not by instalments	4,747	4,432
—by instalments	145	191

Subtotal	4,892	4,623

Loans fully repayable in more than five years:
—not by instalments	2,364	1,797
—by instalments **	42	78

Subtotal	2,406	1,875

Interest-bearing loans and borrowings (non-current and current)	7,298	6,498

**	€14 million (2007: €36 million) falls due for repayment after five years

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

23. INTEREST-BEARING LOANS AND BORROWINGS (continued)

Borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at 31st December 2008 and 31st December 2007, in respect of which all conditions precedent had been met, mature as follows:

	2008	2007
	€m	€m
Within one year	589	195
Between one and two years	519	1,282
Between two and three years	160	51
Between three and four years	196	—
Between four and five years	53	71
After five years	49	—

	1,566	1,599

Included in the figures above is an amount of €304 million in respect of the Group’s share of facilities available to joint ventures (2007: €248 million).

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €7,051 million in respect of loans, bank advances, derivative obligations and future lease obligations (2007: €6,205 million), €7 million in respect of deferred and contingent acquisition consideration (2007: €6 million), €419 million in respect of letters of credit (2007: €284 million) and €43 million in respect of other obligations (2007: €50 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and of Concrete Building Systems Limited and the Oldcastle Finance Company general partnership in the Republic of Ireland for the financial year ended 31st December 2008 and, as a result, such subsidiary undertakings and the general partnership have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Lender covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain its consolidated EBITDA/net interest cover (excluding share of joint ventures) at no lower than 4.5 times for twelve-month periods ending 30th June and 31st December. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

24. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Total	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	After 5 years
	€m	€m	€m	€m	€m	€m	€m
31st December 2008
Assets
Fair value hedges	301	—	—	26	100	57	118
Cash flow hedges	2	2	—	—	—	—	—
Net investment hedges	7	7	—	—	—	—	—
Not designated as hedges (held-for-trading)	116	1	—	1	—	—	114

	426	10	—	27	100	57	232

Analysed as:
Non-current assets	416
Current assets	10

Total	426

Liabilities
Fair value hedges	(40)	(26)	—	—	—	(14)	—
Cash flow hedges	(81)	(13)	(4)	(3)	(1)	—	(60)
Net investment hedges	(23)	(23)	—	—	—	—	—
Not designated as hedges (held-for-trading)	(2)	—	—	—	—	—	(2)

	(146)	(62)	(4)	(3)	(1)	(14)	(62)

Analysed as:
Non-current liabilities	(84)
Current liabilities	(62)

Total	(146)

Net asset arising on derivative financial instruments	280

The equivalent disclosure for the prior year is as follows:
31st December 2007
Assets
Fair value hedges	122	—	—	—	14	54	54
Cash flow hedges	9	7	2	—	—	—	—
Not designated as hedges (held-for-trading)	2	2	—	—	—	—	—

	133	9	2	—	14	54	54

Analysed as:
Non-current assets	124
Current assets	9

Total	133

Liabilities
Fair value hedges	(67)	(25)	(42)	—	—	—	—
Cash flow hedges	(1)	(1)	—	—	—	—	—
Net investment hedges	(50)	(40)	—	—	—	—	(10)
Not designated as hedges (held-for-trading)	(4)	(4)	—	—	—	—	—

	(122)	(70)	(42)	—	—	—	(10)

Analysed as:
Non-current liabilities	(52)
Current liabilities	(70)

Total	(122)

Net asset arising on derivative financial instruments	11

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

24. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate and foreign exchange rate movements. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, fair value hedges and the related hedged items are marked-to-market at each reporting date with any movement in the fair values of the hedged item and the hedging instrument being reflected in the Group Income Statement.

Cash flow hedges consist of forward foreign exchange and commodity contracts and interest rate and currency swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates, commodity prices and interest rates. Cash flow hedges are expected to affect profit and loss over the period to maturity. To the extent that the hedging instrument satisfies effectiveness testing, any movements in the fair values of the hedged item and the hedging instrument are reflected in equity. Ineffectiveness is reflected in the Group Income Statement.

Net investment hedges comprise cross-currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value, cash flow and net investment hedges reflected in the Group Income Statement is shown below:

	2008	2007	2006
	€m	€m	€m
Cash flow hedges—ineffectiveness	—	—	1
Fair value hedges	284	91	(42)
Fair value of the hedged item	(287)	(92)	42
Net investment hedges—ineffectiveness	2	1	(2)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT

Components of and reconciliation of opening to closing net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and current and non-current interest-bearing loans and borrowings.

	At 1st January	Cash flow	Acquisitions	Mark-to- market	Translation adjustment	At 31st December Book value	At 31st December Fair value (i)
	€m	€m	€m	€m	€m	€m	€m
31st December 2008
Cash and cash equivalents (note 22)	1,006	(262)	68	—	(13)	799	799
Liquid investments (note 22)	318	(175)	—	—	(15)	128	128
Interest-bearing loans and borrowings (note 23)	(6,498)	(358)	(55)	(287)	(100)	(7,298)	(6,324)
Derivative financial instruments (net) (note 24)	11	100	—	281	(112)	280	280

Group net debt (including share of non-recourse debt in joint ventures)	(5,163)	(695)	13	(6)	(240)	(6,091)	(5,117)

Group net debt excluding proportionately consolidated joint ventures	(4,999)	(678)	(19)	(6)	(236)	(5,938)	(4,964)

The equivalent disclosure for the prior year is as follows:
31st December 2007
Cash and cash equivalents (note 22)	1,102	(144)	83	—	(35)	1,006	1,006
Liquid investments (note 22)	370	(29)	—	—	(23)	318	318
Interest-bearing loans and borrowings (note 23)	(5,958)	(703)	(222)	(92)	477	(6,498)	(6,363)
Derivative financial instruments (net) (note 24)	(6)	113	—	86	(182)	11	11

Group net debt (including share of non-recourse debt in joint ventures)	(4,492)	(763)	(139)	(6)	237	(5,163)	(5,028)

Group net debt excluding proportionately consolidated joint ventures	(4,244)	(762)	(221)	(6)	234	(4,999)	(4,864)

(i)	The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT (continued)

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31st December 2008 is as follows:

	euro	US Dollar	Pound Sterling	Swiss Franc	Other (ii)	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	331	174	22	66	206	799
Liquid investments—floating rate	42	43	43	—	—	128
Interest-bearing loans and borrowings—fixed rate	(34)	(4,271)	(263)	(4)	(3)	(4,575)
Interest-bearing loans and borrowings—floating rate	(1,536)	(413)	(406)	(247)	(121)	(2,723)

Net (debt)/cash by major currency excluding derivative financial instruments	(1,197)	(4,467)	(604)	(185)	82	(6,371)
Derivative financial instruments (including mark-to-market)	(1,349)	1,543	542	(300)	(156)	280

Net debt by major currency including derivative financial instruments	(2,546)	(2,924)	(62)	(485)	(74)	(6,091)
Non-debt assets and liabilities analysed as follows:
Non-current assets	4,662	6,512	470	790	1,765	14,199
Current assets	2,023	2,337	234	395	580	5,569
Non-current liabilities	(629)	(1,204)	(145)	(135)	(166)	(2,279)
Current liabilities	(1,200)	(1,365)	(181)	(196)	(299)	(3,241)
Minority interest	(27)	(6)	—	(8)	(29)	(70)

Capital and reserves attributable to the Company’s equity holders	2,283	3,350	316	361	1,777	8,087

The equivalent disclosure for the prior year is as follows:
Cash and cash equivalents—floating rate	354	323	56	72	201	1,006
Liquid investments—floating rate	100	105	112	1	—	318
Interest-bearing loans and borrowings—fixed rate	(50)	(3,448)	(7)	(22)	(4)	(3,531)
Interest-bearing loans and borrowings—floating rate	(1,207)	(879)	(398)	(280)	(203)	(2,967)

Net debt by major currency excluding derivative financial instruments	(803)	(3,899)	(237)	(229)	(6)	(5,174)
Derivative financial instruments (including mark-to-market)	(1,152)	1,475	168	(208)	(272)	11

Net debt by major currency including derivative financial instruments	(1,955)	(2,424)	(69)	(437)	(278)	(5,163)
Non-debt assets and liabilities analysed as follows:
Non-current assets	4,526	5,976	497	691	1,216	12,906
Current assets	2,102	2,247	312	346	418	5,425
Non-current liabilities	(432)	(1,037)	(136)	(96)	(106)	(1,807)
Current liabilities	(1,404)	(1,320)	(232)	(162)	(223)	(3,341)
Minority interest	(47)	(2)	—	(6)	(11)	(66)

Capital and reserves attributable to the Company’s equity holders	2,790	3,440	372	336	1,016	7,954

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT (continued)

Interest profile and analysis of gross debt and effective interest rates

31st December 2008

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at 31st December 2008 are as follows:

	euro	US Dollar	Pound Sterling	Swiss Franc	Other (ii)	Total
	€m	€m	€m	€m	€m	€m
Interest-bearing loans and borrowings—fixed rate as above (iii)	(34)	(4,271)	(263)	(4)	(3)	(4,575)
Impact of derivative financial instruments on fixed rate debt	(1,124)	2,553	263	—	(22)	1,670

Net fixed rate interest-bearing loans and borrowings	(1,158)	(1,718)	—	(4)	(25)	(2,905)

Weighted average fixed interest rates	5.5%	6.3%	—	4.2%	6.6%	5.9%
Weighted average fixed periods—years	4.1	8.5	—	1.5	1.7	6.7
Gross debt by major currency—analysis of effective interest rates
—interest rates excluding derivative financial instruments	6.6%	6.5%	5.6%	2.9%	6.2%	6.3%
—gross debt excluding derivative financial instruments	(1,570)	(4,684)	(669)	(251)	(124)	(7,298)
—interest rates including derivative financial instruments	5.8%	6.1%	3.7%	2.0%	5.8%	5.6%
—gross debt including derivative financial instruments	(2,919)	(3,141)	(127)	(551)	(280)	(7,018)

The equivalent disclosure for the prior year is as follows:

31st December 2007

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at 31st December 2007 are as follows:

Interest-bearing loans and borrowings - fixed rate as above (iii)	(50)	(3,448)	(7)	(22)	(4)	(3,531)
Impact of derivative financial instruments on fixed rate debt	(892)	2,174	(21)	—	(80)	1,181

Net fixed rate interest-bearing loans and borrowings	(942)	(1,274)	(28)	(22)	(84)	(2,350)

Weighted average fixed interest rates	4.1%	6.7%	4.9%	3.4%	5.5%	5.6%
Weighted average fixed periods—years	3.1	6.3	0.9	0.8	0.8	4.8
Gross debt by major currency—analysis of effective interest rates
—interest rates excluding derivative financial instruments	4.9%	6.3%	6.7%	2.9%	5.4%	5.8%
—gross debt excluding derivative financial instruments	(1,257)	(4,327)	(405)	(302)	(207)	(6,498)
—interest rates including derivative financial instruments	4.6%	6.5%	7.0%	2.9%	5.4%	5.4%
—gross debt including derivative financial instruments	(2,409)	(2,852)	(237)	(510)	(479)	(6,487)

(ii)	The principal currencies included in this category are the Canadian Dollar, the Polish Zloty, the Argentine Peso, the Ukrainian Hryvnya, the Israeli Shekel, the Turkish Lira, the Chinese Renminbi and the Indian Rupee.
(iii)	Of the Group’s gross fixed rate debt at 31st December 2008, €2,892 million (2007: €2,176 million) has been hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Group Income Statement. The balance of gross fixed rate debt of €1,683 million (2007: €1,355 million) are financial liabilities measured at amortised cost in accordance with IAS 39.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT (continued)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Gains and losses arising on the re-translation of net worth are dealt with in the Group Statement of Recognised Income and Expense. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognised in the Group Income Statement and are disclosed in note 4.

26. PROVISIONS FOR LIABILITIES

Net present cost	At 1st January	Translation adjustment	Arising on acquisition	Provided during year	Utilised during year	Reversed unused	Discount unwinding (note 8)	At 31st December
	€m	€m	€m	€m	€m	€m	€m	€m

31st December 2008
Insurance (i)	209	7	1	66	(79)	—	10	214
Guarantees and warranties (ii)	23	—	—	7	(5)	(4)	1	22
Rationalisation and redundancy (iii)	13	—	—	23	(17)	(1)	1	19
Environment and remediation (iv)	64	3	1	9	(11)	(1)	2	67
Other	80	(2)	2	15	(22)	(8)	2	67

Total	389	8	4	120	(134)	(14)	16	389

Analysed as:
Non-current liabilities	248							253
Current liabilities	141							136

Total	389							389

The equivalent disclosure for the prior year is as follows:
31st December 2007
Insurance (i)	233	(20)	1	83	(99)	—	11	209
Guarantees and warranties (ii)	25	(1)	1	6	(7)	(2)	1	23
Rationalisation and redundancy (iii)	23	—	1	19	(29)	(2)	1	13
Environment and remediation (iv)	73	(3)	1	11	(18)	(2)	2	64
Other	107	(2)	(18)	15	(21)	(3)	2	80

Total	461	(26)	(14)	134	(174)	(9)	17	389

Analysed as:
Non-current liabilities	320							248
Current liabilities	141							141

Total	461							389

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

26. PROVISIONS FOR LIABILITIES (continued)

(i)	Insurance

This provision relates to workers’ compensation (employers’ liability) and third-party liabilities or claims covered under the Group’s self-insurance schemes. Reflecting the operation of these self-insurance schemes, a substantial portion of the total provision relates to claims which are classified as incurred but not reported in respect of which the Group will bear an excess which will not be recoverable from insurers. In addition, due to the extended timeframe which is typically involved in such claims, a significant component of the total provision is subject to actuarial valuation through the application of historical claims triangles. Where actuarial valuation is either inappropriate or impractical, other external assessments are made. The claims triangles applied in valuation indicate that these provisions have an average life of three years (2007: three years).

(ii)	Guarantees and warranties

Some of the products sold by Group companies (subsidiaries and joint ventures) carry formal guarantees in relation to satisfactory performance spanning varying periods subsequent to purchase. Provision is accordingly made on a net present cost basis for the anticipated cost of honouring such guarantees and warranties at each balance sheet date. Although the expected timing of any payments is uncertain, best estimates have been made in determining a likely cash profile for the purposes of discounting using past experience as a guide; the average life of these provisions was four years at the balance sheet date (2007: three years).

(iii)	Rationalisation and redundancy

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes throughout the Group, none of which is individually material. The Group expects that these provisions will be utilised within three years of the balance sheet date.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

27. DEFERRED INCOME TAX

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2008	2007
	€m	€m
Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations (note 28)	94	38
Revaluation of derivative financial instruments to fair value	13	1
Share-based payments	4	21
Other deductible temporary differences (i)	222	276

Total	333	336

(i)	These items relate principally to deferred tax assets arising on provisions for liabilities.

Deferred income tax assets have been recognised in respect of all deductible temporary differences.

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition	1,441	1,280
Surpluses on Group defined benefit pension obligations (note 28)	—	5
Revaluation of derivative financial instruments to fair value	1	2
Rolled-over capital gains	19	25

Total	1,461	1,312

Movement in net deferred income tax liability
At 1st January	976	812
Translation adjustment	17	(67)
Net charge for the year (note 10)	89	40
Arising on acquisition (note 34)	81	104
Movement in deferred tax asset on Group defined benefit pension obligations	(67)	46
Movement in deferred tax asset on share-based payments	15	39
Movement in deferred tax liability on cash flow hedges	(4)	2
Reclassification	21	—

At 31st December	1,128	976

28. RETIREMENT BENEFIT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee administered funds.

At the year-end, €43 million (2007: €49 million) was included in other payables in respect of defined contribution pension liabilities and €1 million (2007: nil) was included in other receivables in respect of defined contribution pension prepayments.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and Portugal (49% joint venture) have been aggregated into a “eurozone” category on the basis of common currency

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group’s share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands, Portugal, Switzerland and the United States and four schemes in Germany.

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

The cumulative actuarial gains and losses attributable to the Group’s defined benefit pension scheme obligations at 1st January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Group Statement of Recognised Income and Expense.

Actuarial valuations—funding requirements

The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies—current unit, projected unit and aggregate cost. The actuarial valuations range from April 2005 to December 2008.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

Financial assumptions

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31st December 2008, 31st December 2007 and 31st December 2006 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	%	%	%	%	%	%	%	%	%	%	%	%
Rate of increase in:
—salaries	3.80	4.25	4.00	3.50	4.00	4.50	2.25	2.25	2.25	3.50	4.50	4.50
—pensions in payment	1.80	2.25	2.00	2.75-3.25	3.25	3.00	0.50	1.00	1.50	—	—	—
Inflation	1.80	2.25	2.00	2.75	3.00	2.75	1.50	1.50	1.50	2.00	2.50	2.50
Discount rate	5.80	5.50	4.75	6.25	5.75	5.00	3.50	3.50	2.75	6.25	6.25	5.75
Medical cost trend rate	5.25	5.25	5.25	n/a	n/a	n/a	n/a	n/a	n/a	10.00	11.00	11.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances.

Scheme assets

The long-term rates of return expected at 31st December 2008, 31st December 2007 and 31st December 2006, determined in conjunction with the Group’s actuaries and analysed by class of investment, are as follows:

Equities	9.00	8.00	7.50	9.00	8.00	7.75	7.50	6.50	6.00	9.00	8.00	8.25
Bonds	4.25	4.50	4.00	4.75	4.50	4.25	3.25	3.25	2.75	6.00	6.00	5.75
Property	7.00	7.00	7.00	7.00	7.00	7.00	4.50	4.50	4.00	7.00	7.00	7.00
Other	2.50	4.00	3.50	2.50	5.50	5.00	2.50	2.50	2.50	2.50	4.25	5.25

(a) Impact on Group Income Statement

The total expense charged to the Group Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2008	2007	2006
	€m	€m	€m
Total defined contribution pension expense	141	147	117

Defined benefit
Pension schemes (funded and unfunded)	35	46	23
Post-retirement healthcare schemes (unfunded)	—	—	2
Long-term service commitments (unfunded)	—	1	(2)

Total defined benefit expense	35	47	23

Total expense in Group Income Statement	176	194	140

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Charged in arriving at Group operating profit
Current service cost	18	19	33	11	19	18	16	16	11	6	6	8	51	60	70
Past service cost: benefit enhancements	(2)	1	3	1	—	—	2	1	—	—	—	—	1	2	3
Curtailment gain (i)	—	—	(38)	(2)	—	—	—	—	—	—	—	—	(2)	—	(38)

Subtotal	16	20	(2)	10	19	18	18	17	11	6	6	8	50	62	35

Included in finance revenue and finance costs respectively
Expected return on scheme assets	(52)	(50)	(55)	(30)	(31)	(27)	(21)	(16)	(13)	(10)	(10)	(10)	(113)	(107)	(105)
Interest cost on scheme liabilities	45	38	42	27	32	31	16	12	9	10	10	11	98	92	93

Subtotal	(7)	(12)	(13)	(3)	1	4	(5)	(4)	(4)	—	—	1	(15)	(15)	(12)

Net charge to Group Income Statement	9	8	(15)	7	20	22	13	13	7	6	6	9	35	47	23

Actual return on pension scheme assets	(200)	2	79	(82)	32	33	(48)	3	22	(34)	9	16	(364)	46	150

No reimbursement rights have been recognised as assets in accordance with IAS 19 Employee Benefits.

(i)	During 2006, in response to legislative changes implemented in the Netherlands, the Group reached agreement with its employees in the Netherlands on changes to certain pension arrangements which altered their basis under IFRS from defined benefit to defined contribution. This resulted in the elimination of certain defined benefit obligations from the Group Balance Sheet with a resultant gain of €38 million which was reflected in arriving at Group operating profit for the 2006 financial year.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

(b) Impact on Group Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31st December 2008 and 31st December 2007 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Equities	258	455	169	290	94	128	58	89	579	962
Bonds	214	214	114	162	216	187	50	48	594	611
Property	49	81	12	18	99	83	—	—	160	182
Other	10	17	5	8	59	60	7	6	81	91

Bid value of assets	531	767	300	478	468	458	115	143	1,414	1,846
Actuarial value of liabilities (present value)	(759)	(793)	(372)	(526)	(500)	(439)	(197)	(173)	(1,828)	(1,931)
Asset limit adjustment	—	—	—	—	—	(10)	—	—	—	(10)

Recoverable (deficit)/surplus in schemes	(228)	(26)	(72)	(48)	(32)	9	(82)	(30)	(414)	(95)
Related deferred income tax asset/(liability)	35	9	20	13	7	(2)	32	13	94	33

Net pension (liability)/asset	(193)	(17)	(52)	(35)	(25)	7	(50)	(17)	(320)	(62)

Analysis of liabilities—funded and unfunded
Funded
Defined benefit pension schemes	(715)	(751)	(372)	(526)	(495)	(434)	(186)	(162)	(1,768)	(1,873)
Unfunded
Defined benefit pension schemes	(29)	(26)	—	—	—	—	(4)	(4)	(33)	(30)

Total—defined benefit pension schemes	(744)	(777)	(372)	(526)	(495)	(434)	(190)	(166)	(1,801)	(1,903)
Post-retirement healthcare obligations (unfunded)	(8)	(8)	—	—	—	—	(7)	(7)	(15)	(15)
Long-term service commitments (unfunded)	(7)	(8)	—	—	(5)	(5)	—	—	(12)	(13)

Actuarial value of liabilities (present value)	(759)	(793)	(372)	(526)	(500)	(439)	(197)	(173)	(1,828)	(1,931)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

The assumption made in relation to discount rates is a material source of estimation uncertainty as defined in IAS 1 Presentation of Financial Statements. The impact of a reduction of 25 basis points in the discount rates applied would be as follows with a corresponding increase in discount rates being inversely proportional:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Revised discount rate	5.55	5.25	6.00	5.50	3.25	3.25	6.00	6.00	n/a	n/a
Revised liabilities figure	(789)	(824)	(392)	(554)	(519)	(456)	(204)	(179)	(1,904)	(2,013)

Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	48.6	59.3	56.3	60.7	20.1	27.9	50.4	62.2	41.0	52.1
Bonds	40.3	27.9	38.0	33.9	46.2	40.8	43.5	33.6	42.0	33.1
Property	9.2	10.6	4.0	3.8	21.1	18.2	—	—	11.3	9.9
Other	1.9	2.2	1.7	1.6	12.6	13.1	6.1	4.2	5.7	4.9

Total	100	100	100	100	100	100	100	100	100	100

The asset values above include €3 million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31st December 2008 (2007: €7 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of amount included in the Group Statement of Recognised Income and Expense (SORIE)

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Actual return less expected return on scheme assets	(252)	(48)	24	(112)	1	6	(69)	(13)	9	(44)	(1)	6	(477)	(61)	45
Experience (loss)/gain arising on scheme liabilities (present value)	(11)	(13)	(19)	(3)	—	19	1	(9)	(4)	(2)	(3)	(2)	(15)	(25)	(6)
Assumptions gain/(loss) arising on scheme liabilities (present value)	59	63	89	61	126	27	17	54	—	(3)	12	—	134	255	116
Asset limit adjustment	—	—	—	—	—	—	10	(10)	—	—	—	—	10	(10)	—

Actuarial (loss)/gain recognised in SORIE	(204)	2	94	(54)	127	52	(41)	22	5	(49)	8	4	(348)	159	155

Actuarial gains and losses and percentages of scheme assets and liabilities
Actual return less expected return on scheme assets	(252)	(48)	24	(112)	1	6	(69)	(13)	9	(44)	(1)	6	(477)	(61)	45
% of scheme assets	(47.5%)	(6.3%)	3.1%	(37.3%)	0.2%	1.3%	(14.7%)	(2.8%)	2.7%	(38.3%)	(0.7%)	4.2%	(33.7%)	(3.3%)	2.6%
Experience (loss)/gain arising on scheme liabilities (present value)	(11)	(13)	(19)	(3)	—	19	1	(9)	(4)	(2)	(3)	(2)	(15)	(25)	(6)
% of scheme liabilities (present value)	1.4%	1.6%	2.3%	0.8%	—	(2.9%)	(0.2%)	2.1%	1.2%	1.0%	1.7%	1.0%	0.8%	1.3%	0.3%
Actuarial (loss)/gain recognised in SORIE	(204)	2	94	(54)	127	52	(41)	22	5	(49)	8	4	(348)	159	155
% of scheme liabilities (present value)	26.9%	(0.3%)	(11.5%)	14.5%	(24.1%)	(7.9%)	8.2%	(5.0%)	(1.5%)	24.9%	(4.6%)	(2.1%)	19.0%	(8.2%)	(7.7%)

The cumulative actuarial loss recognised in the SORIE, following transition to IFRS on 1st January 2004, is as follows:

2008
€m
Recognised in 2004 financial year	(119)
Recognised in 2005 financial year	(86)
Recognised in 2006 financial year	155
Recognised in 2007 financial year	159
Recognised in 2008 financial year	(348)

Cumulative actuarial loss recognised in SORIE	(239)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Reconciliation of scheme assets (bid value)
At 1st January	767	784	478	480	458	332	143	143	1,846	1,739
Movement in year
Translation adjustment	—	—	(97)	(43)	51	(9)	6	(15)	(40)	(67)
Arising on acquisition (note 34)	—	2	—	—	10	131	—	—	10	133
Employer contributions paid	17	15	20	21	15	12	7	14	59	62
Contributions paid by plan participants	5	4	4	5	10	8	—	—	19	17
Benefit payments	(58)	(40)	(23)	(17)	(28)	(19)	(7)	(8)	(116)	(84)
Actual return on scheme assets	(200)	2	(82)	32	(48)	3	(34)	9	(364)	46

Bid value of assets	531	767	300	478	468	458	115	143	1,414	1,846
Asset limit adjustment	—	—	—	—	—	(10)	—	—	—	(10)

At 31st December	531	767	300	478	468	448	115	143	1,414	1,836

Reconciliation of actuarial value of liabilities
At 1st January	(793)	(818)	(526)	(662)	(439)	(328)	(173)	(193)	(1,931)	(2,001)
Movement in year
Translation adjustment	—	—	114	49	(51)	11	(10)	19	53	79
Arising on acquisition (note 34)	(6)	(3)	—	—	(12)	(149)	—	—	(18)	(152)
Current service cost	(18)	(19)	(11)	(19)	(16)	(16)	(6)	(6)	(51)	(60)
Contributions paid by plan participants	(5)	(4)	(4)	(5)	(10)	(8)	—	—	(19)	(17)
Benefit payments	58	40	23	17	28	19	7	8	116	84
Past service cost: benefit enhancements	2	(1)	(1)	—	(2)	(1)	—	—	(1)	(2)
Interest cost on scheme liabilities	(45)	(38)	(27)	(32)	(16)	(12)	(10)	(10)	(98)	(92)
Actuarial (loss)/gain arising on:
—experience variations	(11)	(13)	(3)	—	1	(9)	(2)	(3)	(15)	(25)
—changes in assumptions	59	63	61	126	17	54	(3)	12	134	255
Curtailment gain	—	—	2	—	—	—	—	—	2	—

At 31st December	(759)	(793)	(372)	(526)	(500)	(439)	(197)	(173)	(1,828)	(1,931)

Anticipated employer contributions payable in the 2009 financial year (expressed using average exchange rates for 2008) amount to €55 million in aggregate.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

History of scheme assets, liabilities and actuarial gains and losses

	2008	2007	2006	2005	2004
	€m	€m	€m	€m	€m
Bid value of assets	1,414	1,846	1,739	1,771	1,465
Actuarial value of liabilities (present value)	(1,828)	(1,931)	(2,001)	(2,221)	(1,815)
Asset limit adjustment	—	(10)	—	—	—

Recoverable deficit	(414)	(95)	(262)	(450)	(350)

Actual return less expected return on scheme assets	(477)	(61)	45	177	17
% of scheme assets	(33.7%)	(3.3%)	2.6%	10.0%	1.2%

Experience (loss)/gain arising on scheme liabilities (present value)	(15)	(25)	(6)	42	(7)
% of scheme liabilities (present value)	0.8%	1.3%	0.3%	(1.9%)	0.4%

Post-retirement healthcare benefits—sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 Employee Benefits is not material to the Group (with materiality defined in the context of the year-end 2008 financial statements).

29. CAPITAL GRANTS

	2008	2007
	€m	€m
At 1st January	11	10
Translation adjustment	—	1
Arising on acquisition (note 34)	2	—
Received	4	3

	17	14
Released to Group Income Statement	(3)	(3)

At 31st December	14	11

There are no unfulfilled conditions or other contingencies attaching to capital grants received.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

30. SHARE CAPITAL—EQUITY AND PREFERENCE

	Equity		Preference
	Ordinary Shares of €0.32 each	Income Shares of €0.02 each (i)	5% Cumulative Preference Shares of €1.27 each (ii)	7% ‘A’ Cumulative Preference Shares of €1.27 each (iii)
	€m	€m	€m	€m
Authorised
At 1st January and 31st December 2008	235	15	—	1

Number of Shares (‘000s)	735,000	735,000	150	872

Allotted, called-up and fully paid
At 1st January 2008	175	11	—	1
Share options and share participation schemes (iv)	—	—	—	—
Shares issued in lieu of dividends (v)	—	—	—	—

At 31st December 2008	175	11	—	1

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:
At 1st January 2008	547,208	547,208	50	872
Share options and share participation schemes (iv)	401	401	—	—
Shares issued in lieu of dividends (v)	893	893	—	—

At 31st December 2008	548,502	548,502	50	872

The corresponding disclosure in respect of the year ended 31st December 2007 is as follows:
Authorised
At 1st January and 31st December 2007	235	15	—	1

Number of Shares (‘000s)	735,000	735,000	150	872

Allotted, called-up and fully paid
At 1st January 2007	173	11	—	1
Share options and share participation schemes (iv)	2	—	—	—
Shares issued in lieu of dividends (v)	—	—	—	—

At 31st December 2007	175	11	—	1

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:
At 1st January 2007	542,790	542,790	50	872
Share options and share participation schemes (iv)	2,148	2,148	—	—
Shares issued in lieu of dividends (v)	2,270	2,270	—	—

At 31st December 2007	547,208	547,208	50	872

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

30. SHARE CAPITAL—EQUITY AND PREFERENCE (continued)

(i)	Income Shares

The Income Shares were created on 29th August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8th May 2002 to cancel such elections.

(ii)	5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15th April and 15th October in each year.

(iii)	7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5th April and 5th October in each year.

(iv)	Share schemes

Share option schemes Details of share options granted under the Company’s share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 7 to the financial statements and in the Report on Directors’ Remuneration on pages R-1 to R-10. Under these schemes, options over a total of 2,046,216 Ordinary Shares were exercised during the financial year (2007: 3,022,122). Of this total, 19,380 (2007: 1,795,766) were satisfied by the issue of new shares for total proceeds of €0.3 million (2007: €27 million); 1,944,501 (2007: nil) by the re-issue of Treasury Shares and 82,335 (2007: 1,226,356) by the purchase of Ordinary Shares on the market by the Employee Benefit Trust.

Share participation schemes At 31st December 2008, 6,466,707 (2007: 6,028,916) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31st December 2008, the appropriation of 55,849 shares was satisfied by the re-issue of Treasury Shares and the appropriation of 381,942 shares was satisfied by the issue of new shares. In the prior financial year, the appropriation was satisfied by the issue of 352,547 new shares. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 7.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

30. SHARE CAPITAL—EQUITY AND PREFERENCE (continued)

During the ten-year period commencing on 3rd May 2000, the total number of Ordinary Shares which may be issued in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v)	Shares issued in lieu of dividends

In May 2008, 893,242 (2007: 1,922,128; 2006: 497, 960) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €24.15 (2007: €29.92; 2006: €28.48) per share, instead of part or all of the cash element of their 2007, 2006 and 2005 final dividends. The 2008 interim dividend was paid wholly in cash. In November 2007, 347,752 (2006: 381,691) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €31.01 (2006: €27.12) per share, instead of part or all of the cash element of their 2007 and 2006 interim dividend.

31. RESERVES

	2008
	Share premium account	Treasury Shares/ own shares	Other reserves	Foreign currency translation reserve	Retained income
	€m	€m	€m	€m	€m
At 1st January	2,420	(19)	70	(547)	5,843
Currency translation effects	—	—	—	(97)	—
Premium on shares issued	28	—	—	—	—
Share option expense (note 7)
—share option schemes	—	—	17	—	—
—Performance Share Plan	—	7	—	—	—
Shares acquired by CRH plc (Treasury Shares) (i)	—	(411)	—	—	—
Treasury Shares re-issued in satisfaction of share option exercises	—	48	—	—	(48)
Shares acquired by Employee Benefit Trust (own shares) (ii)	—	(3)	—	—	—
Share option exercises (note 30 (iv))	—	—	—	—	31
Dividends (including shares issued in lieu of dividends) (note 11)	—	—	—	—	(369)
Actuarial loss on Group defined benefit pension obligations (note 28)	—	—	—	—	(348)
Movement in deferred tax asset on Group defined benefit pension obligations	—	—	—	—	67
Current tax impact of share option exercises	—	—	—	—	2
Movement in deferred tax asset on share-based payments	—	—	—	—	(15)
Losses relating to cash flow hedges	—	—	—	—	(28)
Movement in net deferred tax asset on cash flow hedges	—	—	—	—	4
Group profit for the financial year attributable to equity holders of the Company	—	—	—	—	1,248

At 31st December	2,448	(378)	87	(644)	6,387

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

31. RESERVES (continued)

The corresponding disclosure in respect of the year ended 31st December 2007 is as follows:

	2007
	Share premium account	Treasury Shares/ own shares	Other reserves	Foreign currency translation reserve	Retained income
	€m	€m	€m	€m	€m
At 1st January	2,318	(14)	52	(137)	4,659
Currency translation effects	—	—	—	(410)	—
Premium on shares issued	102	—	—	—	—
Share option expense (note 7)
—share option schemes	—	—	18	—	—
—Performance Share Plan	—	5	—	—	—
Shares acquired by Employee Benefit Trust (own shares) (ii)	—	(10)	—	—	(41)
Share option exercises (note 30 (iv))	—	—	—	—	20
Dividends (including shares issued in lieu of dividends) (note 11)	—	—	—	—	(318)
Actuarial gain on Group defined benefit pension obligations (note 28)	—	—	—	—	159
Movement in deferred tax asset on Group defined benefit pension obligations	—	—	—	—	(46)
Current tax impact of share option exercises	—	—	—	—	13
Movement in deferred tax asset on share-based payments	—	—	—	—	(39)
Gains relating to cash flow hedges	—	—	—	—	8
Movement in net deferred tax liability on cash flow hedges	—	—	—	—	(2)
Group profit for the financial year attributable to equity holders of the Company	—	—	—	—	1,430

At 31st December	2,420	(19)	70	(547)	5,843

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

31. RESERVES (continued)

The corresponding disclosure in respect of the year ended 31st December 2006 is as follows:

	2006
	Share premium account	Own shares	Other reserves	Foreign currency translation reserve	Retained income
	€m	€m	€m	€m	€m
At 1st January	2,208	—	37	234	3,533
Currency translation effects	—	—	—	(371)	—
Premium on shares issued	110	—	—	—	—
Share option expense (note 7)
—share option schemes	—	—	15	—	—
—Performance Share Plan	—	1	—	—	—
Shares acquired by Employee Benefit Trust (own shares) (ii)	—	(15)	—	—	—
Dividends (including shares issued in lieu of dividends) (note 11)	—	—	—	—	(222)
Actuarial gain on Group defined benefit pension obligations (note 28)	—	—	—	—	155
Movement in deferred tax asset on Group defined benefit pension obligations	—	—	—	—	(42)
Movement in deferred tax asset on share-based payments	—	—	—	—	27
Losses relating to cash flow hedges	—	—	—	—	(2)
Group profit for the financial year attributable to equity holders of the Company	—	—	—	—	1,210

At 31st December	2,318	(14)	52	(137)	4,659

(i)	As at the balance sheet date, the total number of Treasury Shares held was 16,204,005 (2007: nil), reflecting purchases during the financial year ended 31st December 2008 of 18,204,355 shares (at an average price of €22.30 excluding associated costs) and shares re-issued totalling 2,000,350 (at an average price of €23.94) (see note 30 (iv) above). The nominal value of these shares as at 31st December 2008 was €6 million (2007: nil).
(ii)	In accordance with the terms of the Performance Share Plan (see note 7), which was approved by shareholders at the 2006 Annual General Meeting, Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. There was no movement on these shares during the financial year. The number of these shares held as at the balance sheet date was as follows:

	Ordinary Shares
	2008	2007
At 1st January	937,750	627,750
Shares acquired by Employee Benefit Trust under Performance Share Plan	—	310,000

At 31st December	937,750	937,750

The nominal value of own shares, on which dividends have been waived by the Trustees of the Performance Share Plan, amounted to €0.3 million at 31st December 2008 (2007: €0.3 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

31. RESERVES (continued)

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

Reconciliation of shares issued to proceeds shown in Group Cash Flow Statement

	2008	2007	2006
	€m	€m	€m
Shares issued at nominal amount (note 30):
—share options and share participation schemes	—	2	2
Premium on shares issued	28	102	110

Total value of shares issued	28	104	112
Shares issued in lieu of dividends (note 11)	(22)	(68)	(25)

Proceeds from issue of shares—Group Cash Flow Statement	6	36	87

32. MINORITY INTEREST

	2008	2007
	€m	€m
At 1st January	66	41
Translation adjustment	—	(3)
Profit after tax (less attributable to associates)	13	8
Dividends paid by subsidiaries to minority interests	(5)	(5)
Arising on acquisition (note 34)	(4)	25

At 31st December	70	66

33. COMMITMENTS UNDER OPERATING AND FINANCE LEASES

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31st December are as follows:

	2008	2007	2006
	€m	€m	€m
Within one year	240	230	199
After one year but not more than five years	548	498	426
More than five years	396	320	286

	1,184	1,048	911

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

33. COMMITMENTS UNDER OPERATING AND FINANCE LEASES (continued)

Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2008		2007		2006
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	€m	€m	€m	€m	€m	€m
Within one year	8	6	16	14	20	17
After one year but not more than five years	10	8	14	11	36	30
More than five years	5	5	6	5	8	7

Total minimum lease payments	23		36		64
Less: amounts allocated to future finance costs	(4)		(6)		(10)

Present value of minimum lease payments	19	19	30	30	54	54

34. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

The principal business combinations completed during the year ended 31st December 2008 by reporting segment, together with the completion dates, were as follows; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:

Europe Materials

India: My Home Industries (45% acquired 22nd May, additional 5% acquired 22nd August); the Netherlands: Drentse Beton Centrale (30th September); Poland: Osielec quarry (4th January); Spain: Moron quarry (4th March); Switzerland: Belser (9th July); Turkey: 50% of readymixed concrete assets of Basaran RMC (15th January); Ukraine: BudUkrmaterial (15th August); United Kingdom: C4 Industries (30th January).

Europe Products

Belgium: Hela (29th January); China: Goldway Beijing & Sinasia (22nd January); Germany: Hammerl (26th February); Hungary: Ferrobeton (3rd April); Ireland: Concrete Stairs Systems (24th January); the Netherlands: Jonker Beton (15th April); Sweden: Distanssystem (12th May); United Kingdom: SWS (20th March) and Ancon (30th April).

Europe Distribution

France: Cleau (1st August); Germany: Paulsen (1st July); the Netherlands: Imabo Nieuwegein (20th May), Hagens Bouwmaterialen (28th May) and Hasco (1st August); Switzerland: Reco-Regusci (5th May) and Stürm (20th June).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

34. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

Americas Materials

Colorado: Valco (22nd January), Varra Companies (7th July) and Casey Concrete (1st August); Florida: Ace Asphalt (15th July); Idaho: American Paving (16th May); Iowa: Bedrock Ready Mix (13th June); Massachusetts: Kroboth Companies (14th January); Mississippi: Bonds (15th September); Nebraska: Mallard Sand & Gravel (30th January); New York: New Windsor Equipment Rentals and Service (13th June); North Carolina: Western Materials (16th June); Ohio: HP Streicher (18th January); Oregon: Dalton Rock (15th September); Tennessee: Renfro Construction Company (14th February) and Highland Sand Company (4th April); Utah: Dixie Redi-Mix (7th March), Holdaway Pit (15th April) and JR Ready Mix (21st November); Virginia: Floyd Asphalt Paving Company (2nd January).

Americas Products

North America—California: Underground Precast Solutions (20th August); Florida: Pilot Steel Assets (28th April) and Gem Seal (21st July); Georgia: Southern Drainage Products & Supply (14th April); Iowa: Waupaca Northwoods (12th November, also Missouri, Wisconsin); Kentucky: remaining 50% of Landmark (1st February); Nevada: Tri-Delta (14th April); South America—Chile: 81% of Comercial Duomo (26th February).

Americas Distribution

North America—Illinois: Tri-State Roofing & Siding Wholesale (3rd March, also Wisconsin).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

34. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

			2006
	2008	2007	APAC	Other acquisitions	Total
	€m	€m	€m	€m	€m
Identifiable net assets acquired (excluding net debt assumed)
Assets
Non-current assets
Property, plant and equipment	429	999	620	464	1084
Intangible assets:—goodwill	366	807	329	489	818
—excess of fair value of identifiable net assets over consideration paid	(6)	(4)	—	(7)	(7)
—other intangible assets	52	132	—	98	98
Investments in associates	1	(2)	—	1	1
Other financial assets (i)	2	(42)	—	—	—
Deferred income tax assets	1	18	—	11	11

Total non-current assets	845	1,908	949	1,056	2,005

Current assets
Inventories	66	263	135	228	363
Trade and other receivables	126	411	320	295	615

Total current assets	192	674	455	523	978

Equity
Minority interest	4	(25)	—	—	—

Total equity	4	(25)	—	—	—

Liabilities
Non-current liabilities
Deferred income tax liabilities	(82)	(122)	(49)	(54)	(103)
Retirement benefit obligations	(8)	(19)	—	(14)	(14)
Provisions for liabilities (stated at net present cost) (ii)	—	(3)	(78)	(4)	(82)
Capital grants	(2)	—	—	—	—

Total non-current liabilities	(92)	(144)	(127)	(72)	(199)

Current liabilities
Trade and other payables	(89)	(313)	(224)	(214)	(438)
Current income tax liabilities	(12)	(6)	—	(1)	(1)
Provisions for liabilities (stated at net present cost) (ii)	(4)	17	(24)	(6)	(30)

Total current liabilities	(105)	(302)	(248)	(221)	(469)

Total consideration (enterprise value)	844	2,111	1,029	1,286	2,315

Consideration satisfied by
Cash payments	837	1,922	1,024	1,004	2,028
Professional fees incurred on business combinations	8	19	5	14	19
Cash and cash equivalents acquired on acquisition	(68)	(83)	—	(69)	(69)

Net cash outflow	777	1,858	1,029	949	1,978
Net debt (other than cash and cash equivalents) assumed on acquisition:
—non-current interest-bearing loans and borrowings and finance leases	9	22	—	7	7
—current interest-bearing loans and borrowings and finance leases	46	200	—	232	232
Deferred and contingent acquisition consideration (stated at net present cost)	12	31	—	98	98

Total consideration (enterprise value)	844	2,111	1,029	1,286	2,315

(i)	The amount arising on acquisition in 2007 includes the derecognition of €44 million of loans to Cementbouw B.V., a former joint venture, following the purchase of the remaining 55% stake during the year.
(ii)	Certain amounts were re-allocated from provisions for liabilities to trade and other payables in restating provisional fair value estimates during the 2007 financial year.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

34. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

None of the business combinations completed during the financial years 2008 and 2007 were considered sufficiently material to warrant separate disclosure of the attributable fair values. APAC was separately disclosed in the financial statements for 2006.

No contingent liabilities were recognised on any of the business combinations.

The principal factor contributing to the recognition of goodwill on business combinations entered into by the Group is the realisation of cost savings and synergies with existing entities in the Group.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the combination, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustment	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€m	€m	€m	€m	€m
Non-current assets (excluding goodwill)	212	266	2	5	485
Current assets	193	—	(3)	2	192
Non-current liabilities	(23)	(68)	—	(1)	(92)
Current liabilities	(96)	(4)	3	(8)	(105)
Minority interest	4	—	—	—	4

Identifiable net assets acquired (excluding goodwill and net debt assumed)	290	194	2	(2)	484
Goodwill arising on acquisition	543	(194)	(2)	13	360

Total consideration (enterprise value)	833	—	—	11	844

The equivalent disclosure for 2007 is as follows:

Non-current assets (excluding goodwill)	766	295	—	44	1,105
Current assets	661	25	(3)	(9)	674
Non-current liabilities	(62)	(48)	—	(34)	(144)
Current liabilities	(294)	(9)	(4)	5	(302)
Minority interest	(21)	(6)	—	2	(25)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	1,050	257	(7)	8	1,308
Goodwill arising on acquisition	1,068	(257)	7	(15)	803

Total consideration (enterprise value)	2,118	—	—	(7)	2,111

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

34. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the business combinations disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve- month timeframe from the acquisition date imposed by IFRS 3) will be subject to subsequent disclosure. The total adjustments processed in 2008 to the fair values of business combinations completed during 2007, where those fair values were not readily or practicably determinable as at 31st December 2007, were as follows:

	Initial fair value assigned	Adjustments to provisional fair values (iii)	Revised fair value
	€m	€m	€m
Non-current assets (excluding goodwill)	804	5	809
Current assets	540	2	542
Non-current liabilities	(52)	(1)	(53)
Current liabilities	(233)	(8)	(241)
Minority interest	(22)	—	(22)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	1,037	(2)	1,035
Goodwill arising on acquisition	697	13	710

Total consideration (enterprise value)	1,734	11	1,745

The equivalent disclosure for 2007 is as follows:
Non-current assets (excluding goodwill)	955	44	999
Current assets	877	(9)	868
Non-current liabilities	(183)	(34)	(217)
Current liabilities	(436)	5	(431)
Minority interest	—	2	2

Identifiable net assets acquired (excluding goodwill and net debt assumed)	1,213	8	1,221
Goodwill arising on acquisition	648	(15)	633

Total consideration (enterprise value)	1,861	(7)	1,854

(iii)	The majority of the adjustments to the provisional fair values booked in 2006 and reflected above pertain to the APAC acquisition where an independent fair value assessment was pending at 31st December 2006.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

34. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The post-acquisition impact of business combinations completed during the year on Group profit for the financial year was as follows:

	2008	2007	2006
			APAC	Other acquisitions	Total
	€m	€m	€m	€m	€m
Revenue	530	1,215	762	1,145	1,907
Cost of sales	(392)	(881)	(621)	(834)	(1,455)

Gross profit	138	334	141	311	452
Operating costs	(85)	(233)	(114)	(229)	(343)

Group operating profit	53	101	27	82	109
Profit on disposal of non-current assets	—	—	—	—	—

Profit before finance costs	53	101	27	82	109
Finance costs (net)	(26)	(42)	(22)	(34)	(56)

Profit before tax	27	59	5	48	53
Income tax expense	(8)	(18)	(2)	(11)	(13)

Group profit for the financial year	19	41	3	37	40

The revenue and profit of the Group for the financial period determined in accordance with IFRS as though the acquisition date for all business combinations effected during the year had been the beginning of that year would be as follows:

	Pro-forma 2008			Pro-forma 2007
	2008 acquisitions	CRH Group excluding 2008 acquisitions	Pro-forma consolidated Group
	€m	€m	€m	€m
Revenue	817	20,357	21,174	22,563

Group profit for the financial year	28	1,243	1,271	1,482

The equivalent disclosure for 2007 is as follows:

	Pro-forma 2007			Pro-forma 2006
	2007 acquisitions	CRH Group excluding 2007 acquisitions	Pro-forma consolidated Group
	€m	€m	€m	€m
Revenue	2,786	19,777	22,563	20,719

Group profit for the financial year	85	1,397	1,482	1,239

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

34. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

A number of business combinations have been completed subsequent to the balance sheet date. None of these combinations is individually material to the Group (with materiality defined in the context of the year-end 2008 financial statements) thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure, are published in January and July each year.

The business combinations completed by the Group during the two years ended 31st December 2006 and 2007 are summarised below. All acquisitions have been accounted for under the purchase method.

	Date	€m
Acquired in 2006
Americas Materials Division—APAC	August 2006	1,029
Europe Materials Division—12 deals		65
Europe Products & Distribution Division—19 deals		376
Americas Materials Division—20 deals		289
Americas Products & Distribution Division—17 deals		556

Total cost of acquisitions completed in 2006		2,315

		€m
Acquired in 2007
Europe Materials Division—14 deals		360
Europe Products & Distribution Division—26 deals		655
Americas Materials Division—19 deals		587
Americas Products & Distribution Division—19 deals		509

Total cost of acquisitions completed in 2007		2,111

35. RELATED PARTY TRANSACTIONS

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

Subsidiaries, joint ventures and associates

The consolidated financial statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages F-6 to F-19. The Group’s principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 to this Annual Report.

Sales to and purchases from, together with outstanding payables to and receivables from, subsidiaries and joint ventures are eliminated in the preparation of the consolidated financial statements (either in full or to the extent of the Group’s interest) in accordance with IAS 27 Consolidated and Separate Financial Statements and IAS 31 Interests in Joint Ventures. The amounts in respect of joint ventures are immaterial in the context of the year-end 2008 financial statements, year-end 2007 financial statements and year-end 2006 financial statements. Loans extended by the Group to joint ventures and associates (see note 15) are included in financial assets (whilst the Group’s share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group’s interests in these

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

35. RELATED PARTY TRANSACTIONS (continued)

entities). Sales to and purchases from associates during the financial year ended 31st December 2008 amounted to €17 million (2007: €19 million; 2006: €17 million) and €584 million (2007: €497 million; 2006: €438 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 15) are extended in the ordinary course of business and on normal commercial terms with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors’ Remuneration on pages R-1 to R-10, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the 2008 and 2007 compensation entitlements of the Board of Directors is provided in the Report on Directors’ Remuneration.

36. POST BALANCE SHEET EVENTS

On 3rd March 2009, the Group announced a fully underwritten Rights Issue to raise approximately €1.238 billion (net of expenses). The Rights Issue involved the issue of 152,087,952 New Ordinary Shares (representing 28.57% of the existing issued share capital of the Company and 22.22% of the issued share capital of the Company including the New Ordinary Shares) at €8.40 per share, on the basis of 2 New Ordinary Shares for every 7 Existing Ordinary Shares.

The average number of ordinary shares in issue in the current and prior years will be required to be adjusted by the adjustment factor of 1.109034 arising from the Rights Issue completed in March 2009. The impact on EPS as published for the years ended 2008, 2007 and 2006 is as follows:

As Adjusted:	2008	2007	2006
Average number of ordinary shares in issue	593.9	603.6	598.2
—Earnings (basic)	210.2	236.9	202.2
—Earnings (diluted)	209.0	234.8	200.5

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

37. SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents Condensed Balance Sheets as at 31st December 2008 and 2007 and Condensed Group Income Statements and Group Cash Flows for the years ended 31st December 2008, 2007 and 2006 of the Company and CRH America, Inc. (“CRHA”) as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is 100% owned by the Company. The Guarantees of the guarantor are full and unconditional.

Supplemental Condensed Group Balance Sheet as at 31st December 2008

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	8,888	—	8,888
Intangible assets	—	—	4,108	—	4,108
Subsidiaries	3,811	507	2,539	(6,857)	—
Investments accounted for using the equity method	—	—	743	—	743
Advances to subsidiary and parent undertakings	83	4,686	—	(4,769)	—
Other financial assets	—	—	127	—	127
Derivative financial instruments	—	358	58	—	416
Deferred income tax assets	—	—	333	—	333

Total non-current assets	3,894	5,551	16,796	(11,626)	14,615

Current assets
Inventories	—	—	2,473	—	2,473
Trade and other receivables	5,683	—	3,096	(5,683)	3,096
Derivative financial instruments	—	—	10	—	10
Liquid investments	—	—	128	—	128
Cash and cash equivalents	149	42	608	—	799

Total current assets	5,832	42	6,315	(5,683)	6,506

Total assets	9,726	5,593	23,111	(17,309)	21,121

EQUITY
Equity share capital	186	—	—	—	186
Preference share capital	1	—	—	—	1
Treasury Shares and own shares	(378)	—	—	—	(378)
Share premium account	2,448	1,746	160	(1,906)	2,448
Other reserves	87	—	87	(87)	87
Foreign currency translation reserve	(644)	—	—	—	(644)
Retained income	6,387	(410)	5,274	(4,864)	6,387

Capital and reserves attributable to the Company’s equity holders	8,087	1,336	5,521	(6,857)	8,087
Minority interest	—	—	70	—	70

Total equity	8,087	1,336	5,591	(6,857)	8,157

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	4,067	2,210	—	6,277
Derivative financial instruments	—	—	84	—	84
Deferred income tax liabilities	—	—	1,461	—	1,461
Trade and other payables	—	—	137	—	137
Advances from subsidiary and parent undertakings	—	—	8,816	(8,816)	—
Retirement benefit obligations	—	—	414	—	414
Provisions for liabilities	—	—	253	—	253
Capital grants	—	—	14	—	14

Total non-current liabilities	—	4,067	13,389	(8,816)	8,640

Current liabilities
Trade and other payables	—	77	2,842	—	2,919
Advances from subsidiary and parent undertakings	1,636	—	—	(1,636)	—
Current income tax liabilities	2	—	184	—	186
Interest-bearing loans and borrowings	1	113	907	—	1,021
Derivative financial instruments	—	—	62	—	62
Provisions for liabilities	—	—	136	—	136

Total current liabilities	1,639	190	4,131	(1,636)	4,324

Total liabilities	1,639	4,257	17,520	(10,452)	12,964

Total equity and liabilities	9,726	5,593	23,111	(17,309)	21,121

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

37. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Group Balance Sheet as at 31st December 2007

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	8,226	—	8,226
Intangible assets	—	—	3,692	—	3,692
Subsidiaries	4,699	477	1,682	(6,858)	—
Investments accounted for using the equity method	—	—	574	—	574
Advances to subsidiary and parent undertakings	60	3,970	—	(4,030)	—
Other financial assets	—	—	78	—	78
Derivative financial instruments	—	88	36	—	124
Deferred income tax assets	—	—	336	—	336

Total non-current assets	4,759	4,535	14,624	(10,888)	13,030

Current assets
Inventories	—	—	2,226	—	2,226
Trade and other receivables	4,768	—	3,199	(4,768)	3,199
Derivative financial instruments	—	—	9	—	9
Liquid investments	—	—	318	—	318
Cash and cash equivalents	98	162	746	—	1,006

Total current assets	4,866	162	6,498	(4,768)	6,758

Total assets	9,625	4,697	21,122	(15,656)	19,788

EQUITY
Equity share capital	186	—	—	—	186
Preference share capital	1	—	—	—	1
Treasury Shares and own shares	(19)	—	—	—	(19)
Share premium account	2,420	1,747	10	(1,757)	2,420
Other reserves	70	—	70	(70)	70
Foreign currency translation reserve	(547)	—	—	—	(547)
Retained income	5,843	(487)	5,518	(5,031)	5,843

Capital and reserves attributable to the Company’s equity holders	7,954	1,260	5,598	(6,858)	7,954
Minority interest	—	—	66	—	66

Total equity	7,954	1,260	5,664	(6,858)	8,020

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	3,252	2,676	—	5,928
Derivative financial instruments	—	—	52	—	52
Deferred income tax liabilities	—	—	1,312	—	1,312
Trade and other payables	—	—	141	—	141
Advances from subsidiary and parent undertakings	—	—	7,129	(7,129)	—
Retirement benefit obligations	—	—	95	—	95
Provisions for liabilities	—	—	248	—	248
Capital grants	—	—	11	—	11

Total non-current liabilities	—	3,252	11,664	(7,129)	7,787

Current liabilities
Trade and other payables	—	67	2,889	—	2,956
Advances from subsidiary and parent undertakings	1,669	—	—	(1,669)	—
Current income tax liabilities	—	—	244	—	244
Interest-bearing loans and borrowings	2	118	450	—	570
Derivative financial instruments	—	—	70	—	70
Provisions for liabilities	—	—	141	—	141

Total current liabilities	1,671	185	3,794	(1,669)	3,981

Total liabilities	1,671	3,437	15,458	(8,798)	11,768

Total equity and liabilities	9,625	4,697	21,122	(15,656)	19,788

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

37. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Group Income Statement

	Year ended 31st December 2008
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	20,887	—	20,887
Cost of sales	—	—	(14,738)	—	(14,738)

Gross profit	—	—	6,149	—	6,149
Operating income/(costs)	(3)	—	(4,305)	—	(4,308)

Group operating profit	(3)	—	1,844	—	1,841
Profit on disposal of non-current assets	—	—	69	—	69

Profit before finance costs	(3)	—	1,913	—	1,910
Finance costs	—	(317)	(515)	329	(503)
Finance revenue	5	329	155	(329)	160
Share of subsidiaries’ profit before tax	1,551	20	—	(1,571)	—
Group share of associates’ profit after tax	61	—	(61)	61	61

Profit before tax	1,614	32	1,492	(1,510)	1,628
Income tax expense	(366)	(2)	(364)	366	(366)

Group profit for the financial year	1,248	30	1,128	(1,144)	1,262
Attributable to minority interest	—	—	(14)	—	(14)

Attributable to equity holders of the company	1,248	30	1,114	(1,144)	1,248

The equivalent disclosure for 2007 is as follows:

	Year ended 31st December 2007
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	20,992	—	20,992
Cost of sales	—	—	(14,715)	—	(14,715)

Gross profit	—	—	6,277	—	6,277
Operating income/(costs)	24	—	(4,215)	—	(4,191)

Group operating profit	24	—	2,062	—	2,086
Profit on disposal of non-current assets	—	—	57	—	57

Profit before finance costs	24	—	2,119	—	2,143
Finance costs	—	(243)	(409)	179	(473)
Finance revenue		179	170	(179)	170
Share of subsidiaries’ profit before tax	1,808	51	—	(1,859)	—
Group share of associates’ profit after tax	64	—	(64)	64	64

Profit before tax	1,896	(13)	1,816	(1,795)	1,904
Income tax expense	(466)	25	(491)	466	(466)

Group profit for the financial year	1,430	12	1,325	(1,329)	1,438
Attributable to minority interest	—	—	(8)	—	(8)

Attributable to equity holders of the company	1,430	12	1,317	(1,329)	1,430

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

37. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Group Income Statement

The equivalent disclosure for 2006 is as follows:

	Year ended 31st December 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	18,737	—	18,737
Cost of sales	—	—	(13,123)	—	(13,123)

Gross profit	—	—	5,614	—	5,614
Operating income/(costs)	19	—	(3,866)	—	(3,847)

Group operating profit	19	—	1,748	—	1,767
Profit on disposal of non-current assets	—	—	40	—	40

Profit before finance costs	19	—	1,788	—	1,807
Finance costs	—	(308)	(302)	203	(407)
Finance revenue	—	203	155	(203)	155
Share of subsidiaries’ profit before tax	1,522	93	—	(1,615)	—
Group share of associates’ profit after tax	47	—	(47)	47	47

Profit before tax	1,588	(12)	1,594	(1,568)	1,602
Income tax expense	(378)	5	(383)	378	(378)

Group profit for the financial year	1,210	(7)	1,211	(1,190)	1,224
Attributable to minority interest	—	—	(14)	—	(14)

Attributable to equity holders of the company	1,210	(7)	1,197	(1,190)	1,210

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

37. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Group Cash Flow Statement

	Year ended 31st December 2008
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	1,614	32	1,492	(1,510)	1,628
Finance costs (net)	(5)	(12)	360	—	343
Group share of subsidiaries’ profit before tax	(1,551)	(20)	—	1,571	—
Group share of associates’ profit after tax	(61)	—	61	(61)	(61)
Profit on disposal of non-current assets	—	—	(69)	—	(69)

Group operating profit	(3)	—	1,844	—	1,841
Depreciation charge (including asset impairments)	—	—	781	—	781
Share-based payments	7	—	17	—	24
Amortisation of intangible assets	—	—	43	—	43
Net movement on provisions	—	—	(28)	—	(28)
(Increase)/decrease in working capital	(915)	5	853	—	(57)
Amortisation of capital grants	—	—	(3)	—	(3)
Other non-cash movements	—	—	(15)	—	(15)

Cash generated from operations	(911)	5	3,492	—	2,586
Interest paid (including finance leases)	—	(317)	(383)	329	(371)
Irish corporation tax paid	2	—	(20)	—	(18)
Overseas corporation tax paid	—	—	(304)	—	(304)

Net cash inflow/(outflow) from operating activities	(909)	(312)	2,785	329	1,893

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	—	—	168	—	168
Interest received	5	329	46	(329)	51
Capital grants received	—	—	4	—	4
Dividends received from associates	—	—	42	—	42

	5	329	260	(329)	265

Outflows
Purchase of property, plant and equipment	—	—	(1,039)	—	(1,039)
Advances from/(to) subsidiary and parent undertakings	1,680	(473)	(1,207)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(777)	—	(777)
Investments in and advances to associates	—	—	(156)	—	(156)
Advances to joint ventures and purchase of trade investments	—	—	(50)	—	(50)
Deferred and contingent acquisition consideration paid	—	—	(34)	—	(34)

	1,680	(473)	(3,263)	—	(2,056)

Net cash inflow/(outflow) from investing activities	1,685	(144)	(3,003)	(329)	(1,791)

Cash flows from financing activities
Inflows
Proceeds from issue of shares	6	—	—	—	6
Decrease in liquid investments	—	—	175	—	175
Increase in interest-bearing loans and borrowings	—	—	1,379	—	1,379
Increase in finance lease liabilities	—	—	3	—	3

	6	—	1,557	—	1,563

Outflows
Ordinary shares purchased (Treasury Shares and own shares), net	(383)	—	—	—	(383)
Repayment of interest-bearing loans and borrowings	(1)	585	(1,592)	—	(1,008)
Repayment of finance lease liabilities	—	—	(16)	—	(16)
Net cash movement in derivative financial instruments	—	(251)	151	—	(100)
Dividends paid to equity holders of the Company	(347)	—	—	—	(347)
Dividends paid to minority interests	—	—	(5)	—	(5)

	(731)	334	(1,462)	—	(1,859)

Net cash (outflow)/inflow from financing activities	(725)	334	95	—	(296)

Increase/(decrease) in cash and cash equivalents	51	(122)	(123)	—	(194)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1st January	98	162	746	—	1,006
Translation adjustment	—	2	(15)	—	(13)
Increase/(decrease) in cash and cash equivalents	51	(122)	(123)	—	(194)

Cash and cash equivalents at 31st December	149	42	608	—	799

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

37. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Group Cash Flow Statement

The equivalent disclosure for 2007 is as follows:

	Year ended 31st December 2007
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	1,896	(13)	1,816	(1,795)	1,904
Finance costs (net)	—	64	239	—	303
Group share of subsidiaries’ profit before tax	(1,808)	(51)	—	1,859	—
Group share of associates’ profit after tax	(64)	—	64	(64)	(64)
Profit on disposal of non-current assets	—	—	(57)	—	(57)

Group operating profit	24	—	2,062	—	2,086
Depreciation charge (including asset impairments)	—	—	739	—	739
Share-based payments	5	—	18	—	23
Amortisation of intangible assets	—	—	35	—	35
Net movement on provisions	—	—	(49)	—	(49)
(Increase)/decrease in working capital	(1,086)	17	1,330	—	261
Amortisation of capital grants	—	—	(3)	—	(3)
Other non-cash movements	—	—	(2)	—	(2)

Cash generated from operations	(1,057)	17	4,130	—	3,090
Interest paid (including finance leases)	—	(243)	(288)	179	(352)
Irish corporation tax paid	—	—	(18)	—	(18)
Overseas corporation tax paid	—	—	(370)	—	(370)

Net cash (outflow)/inflow from operating activities	(1,057)	(226)	3,454	179	2,350

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	—	—	156	—	156
Interest received	—	179	64	(179)	64
Capital grants received	—	—	3	—	3
Dividends received from associates	—	—	30	—	30

	—	179	253	(179)	253

Outflows
Purchase of property, plant and equipment	—	—	(1,028)	—	(1,028)
Advances from/(to) subsidiary and parent undertakings	1,363	290	(1,653)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(1,858)	—	(1,858)
Advances to joint ventures and purchase of trade investments	—	—	(40)	—	(40)
Deferred and contingent acquisition consideration paid	—	—	(107)	—	(107)

	1,363	290	(4,686)	—	(3,033)

Net cash inflow/(outflow) from investing activities	1,363	469	(4,433)	(179)	(2,780)

Cash flows from financing activities
Inflows
Proceeds from issue of shares	36	—	—	—	36
Decrease in liquid investments	—	—	29	—	29
Increase in interest-bearing loans and borrowings	—	—	1,481	—	1,481
Increase in finance lease liabilities	—	—	2	—	2

	36	—	1,512	—	1,548

Outflows
Ordinary shares purchased (Treasury Shares and own shares), net	(31)	—	—	—	(31)
Repayment of interest-bearing loans and borrowings	(18)	(73)	(662)	—	(753)
Repayment of finance lease liabilities	—	—	(27)	—	(27)
Net cash movement in derivative financial instruments	—	(68)	(45)	—	(113)
Dividends paid to equity holders of the Company	(250)	—	—	—	(250)
Dividends paid to minority interests	—	—	(5)	—	(5)

	(299)	(141)	(739)	—	(1,179)

Net cash (outflow)/inflow from financing activities	(263)	(141)	773	—	369

Increase/(decrease) in cash and cash equivalents	43	102	(206)	—	(61)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	55	77	970	—	1,102
Translation adjustment	—	(17)	(18)	—	(35)
Increase/(decrease) in cash and cash equivalents	43	102	(206)	—	(61)

Cash and cash equivalents at December 31	98	162	746	—	1,006

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

37. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Group Cash Flow Statement

The equivalent disclosure for 2006 is as follows:

	Year ended 31st December 2006
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	1,588	(12)	1,594	(1,568)	1,602
Finance costs (net)	—	105	147	—	252
Group share of subsidiaries’ profit before tax	(1,522)	(93)	—	1,615	—
Group share of associates’ profit after tax	(47)	—	47	(47)	(47)
Profit on disposal of non-current assets	—	—	(40)	—	(40)

Group operating profit	19	—	1,748	—	1,767
Depreciation charge (including asset impairments)	—	—	664	—	664
Share-based payments	1	—	15	—	16
Amortisation of intangible assets	—	—	25	—	25
Net movement on provisions	—	—	11	—	11
(Increase)/decrease in working capital	(2,421)	25	2,264	—	(132)
Amortisation of capital grants	—	—	(2)	—	(2)
Other non-cash movements	(4)	—	14	—	10

Cash generated from operations	(2,405)	25	4,739	—	2,359
Interest paid (including finance leases)	—	(308)	(148)	203	(253)
Irish corporation tax paid	—	—	(20)	—	(20)
Overseas corporation tax paid	—	—	(358)	—	(358)

Net cash (outflow)/inflow from operating activities	(2,405)	(283)	4,213	203	1,728

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	—	—	252	—	252
Interest received	—	203	46	(203)	46
Dividends received from associates	—	—	22	—	22

	—	203	320	(203)	320

Outflows
Purchase of property, plant and equipment	—	—	(832)	—	(832)
Advances from/(to) subsidiary and parent undertakings	2,510	(1,182)	(1,328)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(1,978)	—	(1,978)
Investments in and advances to associates	—	—	(7)	—	(7)
Advances to joint ventures and purchase of trade investments	—	—	(13)	—	(13)
Deferred and contingent acquisition consideration paid	—	—	(74)	—	(74)

	2,510	(1,182)	(4,232)	—	(2,904)

Net cash inflow/(outflow) from investing activities	2,510	(979)	(3,912)	(203)	(2,584)

Cash flows from financing activities
Inflows
Proceeds from issue of shares	87	—	—	—	87
Shares issued to minority interests	—	—	3	—	3
Increase in interest-bearing loans and borrowings	20	1,309	379	—	1,708
Increase in finance lease liabilities	—	—	3	—	3

	107	1,309	385	—	1,801

Outflows
Ordinary shares purchased (Treasury Shares and own shares), net	(15)	—	—	—	(15)
Increase in liquid investments	—	—	(35)	—	(35)
Repayment of interest-bearing loans and borrowings	—	—	(656)	—	(656)
Repayment of finance lease liabilities	—	—	(13)	—	(13)
Net cash movement in derivative financial instruments	—	(29)	—	—	(29)
Dividends paid to equity holders of the Company	(197)	—	—	—	(197)
Dividends paid to minority interests	—	—	(12)	—	(12)

	(212)	(29)	(716)	—	(957)

Net cash (outflow)/inflow from financing activities	(105)	1,280	(331)	—	844

Increase/(decrease) in cash and cash equivalents	—	18	(30)	—	(12)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	55	67	1,027	—	1,149
Translation adjustment	—	(8)	(27)	—	(35)
Increase/(decrease) in cash and cash equivalents	—	18	(30)	—	(12)

Cash and cash equivalents at December 31	55	77	970	—	1,102

SCHEDULE II

CRH plc AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Translation Adjustment	Balance at end of period
			(a)	(b)
	(€m)
2008
Doubtful debts	129	63	(10)	(22)	1	161

2007
Doubtful debts	113	61	(8)	(32)	(5)	129

2006
Doubtful debts	107	43	(5)	(27)	(5)	113

(a)	Amounts recovered during the year.
(b)	Amounts written-off.

S-1