Form 20-F
period 2009-12-31
CRH PUBLIC LTD CO
filed 2010-04-01
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31st, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-32846

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

Ordinary Shares/Income Shares of €0.34 each **	710,485,920
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).***    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

***	This requirement does not apply to the registrant until its fiscal year ended 31st December 2011

TABLE OF CONTENTS—(continued)

INTRODUCTION

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions. In particular, among other statements, certain statements in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends, and “Trend Information—2010” on page 54, and statements incorporated by reference in “Item 11—Quantitative and Qualitative Disclosures about Market Risk” and Note 21 to the Financial Statements, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information—Risk Factors” and in “Item 5—Operating and Financial Review and Prospects”.

CRH Website

Information on or accessible through our website, www.crh.com, does not form part of and is not incorporated into this document.

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

The selected consolidated financial data for the three years ended 31st December 2009 have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item  18 of this Annual Report.

Performance Indicators

CRH uses a number of non-GAAP performance indicators to monitor financial performance. These are summarised below and discussed later in this report.

PBITDA. PBITDA (Profit before interest, taxes, depreciation and amortisation (including asset impairment charges)) is quoted by management to aid investors in their analysis of the performance of the Group and to assist investors in their comparison of the Group’s performance with that of other companies in the building materials sector. The PBITDA and operating profit results by segment are monitored by the management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision-Maker. A reconciliation of PBITDA and operating profit (by segment) to Group profit for the financial year is presented on page 27. PBITDA excludes any profit on the sale of non-current assets and the Group’s share of associates’ profit after tax.

Interest Cover Ratio. Interest Cover Ratio is used by management as a measure matching the earnings and cash generated by the business to the underlying funding costs. Interest Cover Ratio is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of PBITDA to net interest and a table reconciling net interest to finance costs and finance revenue is presented on page 49.

Organic Revenue, Organic Operating Profit. Exchange translation movements can have a significant impact on the reported results for the Group, and can distort comparisons of underlying performance; for example, the decline in the value of the Polish Zloty in 2009 combined with movements in the average exchange rate for the Group’s other operating currencies resulted in an adverse translation impact of €44 million at profit before tax level. Furthermore, CRH pursues a strategy of growth through acquisitions and investments, with approximately €0.5 billion spent on acquisitions and investments in 2009 (2008: approximately €1 billion); these acquisitions contributed to the change in revenue and operating profit in 2009, adding incremental revenue of €298 million and incremental operating profit of €24 million compared with 2008. Because of the impact of exchange translation, acquisitions and other non-recurring items on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year; organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions, the impact of exchange translation and the impact of any non-recurring items. In “Item 5—Operating and Financial Review and Prospects” which follows, changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 29 below.

Selected Financial Data

Consolidated Income Statement Data

Year ended 31st December

	2009	2008	2007	2006	2005
(Amounts in millions, except per share data and ratios)	€m	€m	€m	€m	€m
Revenue	17,373	20,887	20,992	18,737	14,449
Group operating profit (a)	955	1,841	2,086	1,767	1,392
Profit attributable to equity holders of the Company	592	1,248	1,430	1,210	998
Basic earnings per Ordinary Share (b)	88.3c	210.2c	236.9c	202.2c	168.3c
Diluted earnings per Ordinary Share (b)	87.9c	209.0c	234.8c	200.5c	167.0c
Dividends paid during calendar year per Ordinary Share (b)	62.2c	61.8c	52.8c	37.2c	31.2c
Average number of Ordinary Shares outstanding (millions of shares) (b)	670.8	593.9	603.6	598.2	592.6
Ratio of earnings to fixed charges (times) (c)	2.4	3.9	5.0	5.2	5.6

All data relates to continuing operations

Consolidated Balance Sheet Data

	2009	2008	2007	2006	2005
(Amounts in millions, except per share data and debt ratio)	€m	€m	€m	€m	€m
Total assets	20,283	21,121	19,788	18,345	16,053
Net assets (d)	9,710	8,157	8,020	7,104	6,234
Ordinary shareholders’ equity	9,636	8,086	7,953	7,062	6,194
Equity share capital	241	186	186	184	182
Number of Ordinary Shares at 31st December (millions of shares) (b)	710.5	608.3	606.9	602.0	594.8

(a)	Group operating profit as shown in the Financial Statements excludes profit on disposal of non-current assets, net finance costs, share of associates’ profit after tax and income tax expense.
(b)	Average number of Ordinary Shares, earnings per share, number of Ordinary Shares at 31st December and dividend amounts for 2005 to 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.
(c)	The ratio of earnings to fixed charges was computed by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding: profit before tax adjusted to exclude the Group’s share of associates’ profit after tax, fixed charges, and dividends received from associates. The fixed charges were calculated by adding finance costs, discounts and expenses related to indebtedness, an estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.
(d)	Net assets is calculated as the sum of total assets less total liabilities.

Exchange Rates

In this Form 20-F, references to “US$”, “US Dollars” or “US cents” are to United States Dollars, references to “euro”, “euro cent”, “cent”, “c” or “€” are to the euro and “UK£” or “pounds sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom” or “UK”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”), Canadian Dollar (“CAD”), Chinese Renminbi (“RMB”), Argentine Peso (“ARP”), Turkish Lira (“TRY”), Indian Rupee (“INR”), Ukrainian Hryvnia (“UAH”) and Israeli Shekel (“ILS”).

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Bloomberg Foreign Exchange Fixings Rate (“BFIX”) at noon 31st December 2009 was €1 = US$1.4399 and at noon on 25th March 2010 was €1 = US$1.3361.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the BFIX at noon for 2009 and 2010 and the Federal Reserve Bank of New York Noon Buying Rate (the “FRB Noon Buying Rate”) for all other periods.

Years ended 31st December	Period End	Average Rate *	High	Low
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
2007	1.46	1.38	1.49	1.29
2008	1.39	1.47	1.60	1.24
2009	1.44	1.40	1.51	1.25
2010 (through 25th March 2010)	1.34	1.37	1.45	1.34

Months ended
September 2009	1.47	1.46	1.48	1.42
October 2009	1.48	1.48	1.50	1.45
November 2009	1.50	1.49	1.51	1.46
December 2009	1.44	1.46	1.51	1.43
January 2010	1.40	1.43	1.45	1.40
February 2010	1.36	1.37	1.40	1.35
March 2010 (through 25th March 2010)	1.34	1.36	1.38	1.34

*	The average of the US Dollar / euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the BFIX at noon for 2009 and 2010 and the FRB Noon Buying Rate for all other periods.

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page F-11).

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

Solely for the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the BFIX at noon on the date of payment for the Interim 2009 dividend. The final dividend, if approved at the forthcoming Annual General Meeting of shareholders to be held on 5th May 2010, will be paid on 10th May 2010 and will bring the full year dividend for 2009 to 62.50 cent, with dividend cover of 1.4 times. The proposed final dividend has been translated using the BFIX rate on 25th March 2010. The FRB Noon Buying Rate applicable at the date of payment has been used for all other dividend payments.

	Euro cent per ordinary share (a)				Translated into US cents per ADS (a)
Years ended 31st December	Interim	Final		Total	Interim	Final	Total
2005	10.14	25.03		35.17	12.00	31.83	43.83
2006	12.17	34.72		46.89	15.46	47.02	62.48
2007	18.03	43.28		61.31	26.11	66.69	92.80
2008	18.48	43.74		62.22	23.44	59.43	82.87
2009	18.50	44.00	*	62.50	27.46	58.79	86.25

*	Proposed.
(a)	Dividend per share amounts for 2005 to 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

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

CRH’s operating and financial performance is influenced by the economic conditions of the countries in which it operates, particularly the European Union and North America. A continuation or worsening of the current strained global economic conditions and the volatility of international markets could result in a further general reduction in business activity and consequent loss of income for CRH. Economic uncertainty exacerbates negative trends in construction activity and may cause certain CRH customers to push out, cancel or refrain from placing orders. Difficulties in obtaining capital and deteriorating market conditions may also lead to the inability of some customers to obtain affordable financing, resulting in lower sales for CRH. These conditions and uncertainty about future economic conditions make it challenging for CRH to forecast its operating results and identify the risks that may affect its business, results of operations and financial condition. If CRH is not able to adapt in sufficient time and appropriately to changes resulting from the difficult environment, CRH’s business, results of operations and financial condition may be materially and adversely affected. To the extent government funding through governmental infrastructure programmes is decreased or terminated as a result of these macroeconomic developments or significant change in government policy, Group revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programmes. In addition, a prolonged period of instability in the financial markets would have an adverse impact on the valuations of CRH’s pension plan assets and could result in the need for CRH to make additional contributions to its defined benefit plans.

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

As a consequence of its normal operations, CRH is often owed significant amounts by contract counterparties (particularly in construction) which amounted to €432 million as at 31st December 2009. In addition, CRH often holds significant cash balances on deposit with financial institutions or invested on a short-term basis, which amounted to €1,438 million as at 31st December 2009. These contractual arrangements, deposits and other financial instruments give rise to credit risk on amounts due from counterparties. In the current business environment, there is an increased exposure to the default of counterparties, including financial institutions and customers with bad debts, if the economic conditions continue to worsen, which may among other things, reduce CRH’s cashflows.

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

Group financial performance is closely tied to the performance of the residential, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by many factors that are beyond Group control, including:

•	the price of fuel and principal energy-related raw materials such as bitumen, steel and polystyrene bead (which in 2009, accounted for approximately 9% of annual Group sales revenues);

•	the performance of national economies in the 35 countries in which CRH operates;

•	monetary policies in the countries in which CRH operates—for example, the tightening of interest rates usually reduces mortgage financing, which impacts on residential construction activity;

•

the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the “Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users”; and

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

A key element of the Group’s growth strategy is to continue its acquisition strategy mainly through value-enhancing mid-sized deals and occasionally larger strategic acquisitions. With a challenging trading backdrop to many of CRH’s businesses, management’s focus is limited to acquisition opportunities that offer compelling value and exceptional strategic fit. This strategy depends on the ability to identify and acquire suitable assets at acceptable prices, which meet its stringent cash flow and return on investment criteria and which require new investments to give returns well in excess of CRH’s cost of capital. CRH may not be able to identify suitable companies which meet its stringent cash flow and return on investment criteria, and, even if identified, may not be able to acquire them. Any deterioration of the current global credit market conditions could mean that it may be more costly and more difficult for CRH to raise funds to take advantage of opportunities. At the same time, the Group’s competitors also strive to expand through acquisitions and may bid for companies that CRH views as potential acquisition targets. In addition, acquisitions may require competition law approval, the assimilation of new operations, products, services and personnel and may cause dissipation of Group management resources, as management may have to divert attention from day-to-day business operations to focus on addressing such issues. The Group’s ability to realise the expected benefits from future acquisitions depends, in large part, on its ability to integrate new operations with existing operations in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its business and, accordingly, may be deprived of the expected benefits of the acquisitions.

CRH faces strong competition in its various markets, and if CRH fails to compete successfully, its market share will decline.

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

CRH is subject to a broad and increasingly stringent range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which the Group operates. This results in significant compliance costs and could expose the Group to legal liability or place limitations on the development of the Group’s operations. The current and evolving laws, regulations and standards relate to, among other things, climate change, air and noise emissions, waste water discharges, avoidance of soil and groundwater contamination, the use and handling of hazardous materials and waste disposal practices. We cannot accurately predict the effect of future developments, such as stricter environmental laws or enforcement policies on the Group’s operations, products or profitability. A risk of increased environmental costs and operational impacts is inherent in our businesses and there can be no assurance that material liabilities and costs will not be incurred in the future. Compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted.

There is a risk of significant climate change costs arising due to the EU Emissions Trading Scheme and the development of other cap and trade schemes. There is a potential for ‘carbon leakage’ occurring from countries subject to cap and trade schemes to areas of the world not subject to carbon constraints. ‘Carbon leakage’ is the term generally used to refer to the moving of carbon-intensive industries from areas of significant carbon constraint to areas of the world where less onerous constraints, or no constraints, may apply.

Environmental and health and safety laws, regulations and standards also may expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, some soil and groundwater contamination has occurred in the past at a limited number of sites, although to date the remediation costs have not been material to CRH. Currently, a total of 46 sites have reported soil or groundwater contamination issues, mainly due to historical hydrocarbon contamination, which require ongoing monitoring and may require future remediation. Some heavy metal and solvent contamination is present at a small number of these sites. Such contamination might occur or be discovered at other sites in the future. Consistent with the past practice of its business, CRH continues to monitor or remediate soil and groundwater contamination at certain of these sites. Despite CRH’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

Based on information currently available, CRH has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. These figures are not material in the context of CRH. However, CRH cannot predict environmental matters with certainty, and Group budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in law or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the Group’s operations, which in turn could have a material adverse effect on CRH’s reputation, business, results of operations and overall financial condition.

For additional information see also “Item 4—Information on the Company—Government Regulations”.

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

A detailed discussion of the impairment testing process, key assumptions used, results and related sensitivity analysis is contained in Note 14 to the Financial Statements on pages F-42 to F-45.

Goodwill does not affect cash flow. However, a full write-down of goodwill at 31st December 2009 would have resulted in a charge to income and reduction in equity of approximately €3.9 billion.

CRH does not have a controlling interest in certain of the businesses in which it has invested and in the future may invest in businesses in which there will not be a controlling interest. In addition, CRH is subject to restrictions due to non-controlling interests in certain of its subsidiaries.

CRH has a significant but not controlling interest in certain operations. Some important decisions such as the approval of business plans and decisions as to the timing and amount of cash distributions may require the consent of CRH’s partners or may be approved without CRH’s consent. These limitations could make it difficult for CRH to pursue corporate objectives in the future.

CRH conducts its business through subsidiary companies. In some cases, minority shareholders hold significant interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always align with those of CRH. The presence of non-controlling interests may, among other things, impede CRH’s ability to implement organisational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Financial institution failures may cause CRH to incur increased expenses or make it more difficult either to utilise CRH’s existing debt capacity or otherwise obtain financing for CRH’s operations or financing activities.

CRH’s ability to access sources of liquidity during periods of liquidity stress may be constrained as a result of current and future market conditions. If CRH is unable to fund future operations by way of financing, its business, financial condition and results of operations will be adversely impacted.

A downgrade in CRH’s credit ratings may increase its costs of funding.

CRH’s credit ratings of Baa1/BBB+ are on negative outlook with Moody’s Investors Services and Fitch and its credit rating of BBB+ is on a stable outlook with Standard and Poor’s; these ratings may be downgraded from current levels. A downgrade may result from specific factors relevant to CRH or from other factors (such as general economic weakness or sovereign credit rating ceilings).

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

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition programme. As at 31st December 2009, CRH had outstanding net indebtedness of approximately €3.7 billion. A significant portion of CRH’s cash generated from operations is dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, it could experience difficulty in servicing its debt instruments.

CRH has entered into certain financing agreements containing restrictive covenants, which could limit its operating and financial flexibility. Such covenants require CRH to maintain a certain minimum interest cover ratio, a certain maximum ratio of net debt to EBITDA and a minimum net worth, and place a maximum limit on the ratio of net debt to net worth. These restrictions could limit CRH’s flexibility in planning for, and reacting to, competitive pressures and changes in its business, industry and general economic conditions, and limit its ability to make strategic acquisitions and capitalise on business opportunities. For more information on financial covenants, see Note 23 to the Financial Statements.

Many of the Group’s subsidiaries operate in a currency other than the euro, and adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

A significant portion of Group revenues and expenses originates in currencies other than the euro, primarily in US Dollars, Swiss Francs, Polish Zlotys and Pounds Sterling. From year to year, adverse changes in the exchange rates used to translate foreign currencies into euro, have impacted and may continue to impact the Group’s reported results. It is the Group’s policy to hedge partially its investment in foreign currencies by ensuring that net worth, net debt and net interest are spread across the currencies in which the Group operates, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk.

For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended 31st December 2009, see “Item 5—Operating and Financial Review and Prospects” and Notes 21 and 25 to the Financial Statements.

CRH is exposed to interest rate fluctuations.

CRH is exposed to movements in interest rates which affect the amount of interest paid on borrowings and the return on its cash investments. As at 31st December 2009, 23% of CRH’s net debt was at floating interest rates. Any increase in relevant floating interest rates would reduce CRH’s profits. For additional information on the value of debt and the impact of movements in interest rates, see Notes 21 and 25 to the Financial Statements.

ITEM 4—INFORMATION ON THE COMPANY

History and Development of the Company

CRH public limited company is the parent company for an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders’ merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is the largest company, based on market capitalisation, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in London and on the New York Stock Exchange in the United States. The market capitalisation of CRH as of 31st December 2009 was €13.3 billion.

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

The Company is incorporated in the Republic of Ireland. CRH is a public limited company operating under the Companies Acts of Ireland, 1963 to 2009 and the Investment Funds, Companies and Miscellaneous Provisions Act, 2006, each as amended. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its US agent is Oldcastle, Inc., 375 Northridge Road, Atlanta, Georgia 30350. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates.

The Group is organised into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Mexico, Canada, Chile and Argentina. From Group headquarters, a small team of executives exercises strategic control over its decentralised operations.

For IFRS reporting purposes, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Europe Products, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. The activities of the various segments are briefly described below as follows:

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are involved in the production and sale of architectural and structural Concrete Products and a range of construction-related accessories and services. This segment also includes businesses engaged in the production and sale of Exterior Products including clay products, fabrication and tempered glass products, and the provision of a wide range of inter-related products and services to the construction sector.

Distribution businesses encompass builders merchanting activities and Do-It-Yourself (DIY) stores engaged in the marketing and sale of supplies to the construction sector and to the general public.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregate and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, and most particularly in the period 2001 to 2008, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH now has operations in 35 countries, mainly in Western Europe and North America as well as, to a lesser degree, in developing markets in Eastern Europe, South America, the Mediterranean basin, China and India, employing approximately 80,000 people at over 3,700 locations.

Product Spread

Activities—Annualised production volumes *

Materials
Cement	13.2 million tonnes **
Aggregates	161.5 million tonnes **
Asphalt	43.3 million tonnes **
Readymixed Concrete	14.8 million cubic metres

Products
Structural/Precast Concrete	7.6 million tonnes **
Architectural Concrete	20.1 million tonnes **
Clay	2.6 million tonnes **
Insulation	5.3 million cubic metres
Fencing & Security	10.9 million lineal metres
Glass/Rooflights	9.7 million square metres

Distribution
Builders Merchants	663 stores
DIY	241 stores

Strategy

CRH strategy is to sustain and grow a geographically diversified business with exposure to all segments of construction demand, enabling CRH to achieve its strategic vision to “be a responsible international leader in building materials delivering superior performance and growth”.

In delivering this strategy, CRH strives to excel in its business operations, develop its people, build regional market leadership positions, reinvest in its existing assets and acquire well-run, value-creating businesses while seeking exposure to new development opportunities and creating horizons for future growth. This approach has enabled CRH to build a sustainable business model that can deliver superior performance and growth through the business cycle.

In 2009, CRH had operations in 35 countries worldwide; 17 developed-world economies in Western Europe and North America which together delivered approximately 85% of Group PBITDA; and 18 developing economies in Central and Eastern Europe, the Mediterranean Basin, South America and Asia which together delivered approximately 15% of Group PBITDA.

In the developed-world economies, CRH’s strategic focus is to continue to reinvest in its established platforms for operational efficiency, product quality and customer service, and to develop these businesses further through bolt-on acquisitions which achieve vertical integration, bolster its strong long-term permitted reserves positions and fill-out regional and product level positions. In Western Europe and North America, CRH has, over time, built a balanced portfolio of businesses which can service the breadth of building materials demand from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. In many of its regions, CRH’s diverse business base is uniquely positioned to provide a broad product offering to the construction industry.

In the developing economies of emerging regions, CRH’s strategy is clear: to target premium assets as an initial footprint, usually in cement and often in partnership with strong local established businesses. CRH identifies entry platforms that have well-located quality operations and good regional market positions with the

*	Throughout this document annualised volumes have been used which may vary from actual volumes produced and reflect the full-year impact of acquisitions made during the year.
**	Throughout this document tonnes denotes metric tonnes (i.e. 1,000 kilogrammes).

potential to develop into integrated building materials businesses over time. In the mid-1990s, CRH applied this approach to its entry into the Polish market and today CRH is the leading integrated building materials company in Poland. In 2008 and 2009, CRH established two new platforms in India and China and looks forward to developing further in these high growth regions in the future.

Materials

The Materials strategy is to build and maintain strong vertically integrated businesses with leading market positions. This is achieved by accumulating long-term permitted reserves, continuously investing in plant and equipment for quality, efficiency and customer service, while seeking out value-creating expansion opportunities via greenfield development and acquisitions in selected markets.

Concrete Products

The strategy of these businesses is to build and expand leadership positions in targeted markets in the manufacture of concrete products and related accessories. This is achieved by continuously improving the businesses with state-of-the-art IT; exchange of process and product know-how; leveraging engineering, project management, logistics and marketing skills; while also pursuing new opportunities.

Exterior Products

The strategy of the Exterior Products businesses is to develop current strong positions and to seek new platforms for growth in these complementary product segments. This is achieved by increasing the penetration of CRH products; edge expansion into new architectural products and solutions; developing positions to benefit from scale and best practice, and creating competitive advantage through product, process and end-use innovation.

Distribution

The strategy of the Distribution businesses is to build and grow a strong network of professional builders’ merchants and DIY stores, primarily in major metropolitan areas. This is achieved by focussing on organisational initiatives and best-in-class IT to realise operational excellence, optimise the supply chain and provide superior customer service, while seeking opportunities to invest in new regions and other attractive segments of building materials distribution.

Development Activity—2007 to 2009

Spending on acquisitions and investments in the year ended 31st December 2007 amounted to €2 billion on 78 acquisitions. The Group completed its first investments in Turkey and China, with the acquisition of a 50% shareholding in Denizli Cement, a 1.8 million tonne per annum modern cement plant in southwestern Turkey with a vertically integrated readymixed concrete business; and 100% of Harbin Sanling Cement, a modern 650,000 tonne cement plant in northeastern China. In the Americas, the Materials division acquired Conrad Yelvington Distributors, a rail-based distributor of aggregates in the southeastern United States, and completed the purchase of certain aggregates and readymixed concrete assets from Cemex in Florida and Arizona. In the Americas Products business segment, the Glass group acquired the Vistawall group, a manufacturer of a broad range of architectural aluminium glazing systems. In the western US, the Group acquired Acoustical Materials Services, a distributor of interior products, a growing sub-sector for CRH’s US Distribution division. In Europe, the Group acquired Gétaz Romang, a building materials distributor in French-speaking Switzerland, which together with CRH’s existing operations in the German-speaking area of Switzerland, gave the Group strong national leadership, and acquired the remaining 55% of Cementbouw B.V., one of the leading readymixed concrete producers in the Netherlands. These 8 deals represented 56% of the total acquisition spend for 2007.

During the year ended 31st December 2008, CRH spent a total of €1 billion on 53 acquisition and investment transactions. The Group completed its first transaction in India during the year, acquiring a 50% shareholding in My Home Industries Limited, a cement producer headquartered in Hyderabad with annual production capacity of approximately 3 million tonnes from modern facilities. In Europe, the Group acquired its first subsidiary in Hungary with the purchase of Ferrobeton, a precast concrete elements producer operating four plants in Hungary and one in Slovakia, which manufacture a similar product range to the Group’s pre-existing operations in Romania. The European construction accessories business was expanded with the acquisition of Ancon, a UK-based designer and manufacturer of a range of stainless steel fixing systems, with operations in continental Europe, the Middle East and Australia. The Distribution group acquired an initial 35% shareholding in Trialis, an independent regional builders merchant operating 190 branches in central, south and southwest France. These four transactions accounted for 53% of the acquisition spend in 2008. Americas Materials completed 19 bolt-on transactions expanding its network of locations. In the Americas Products & Distribution division, seven bolt-on transactions were completed across Precast, Architectural Products and MMI operations while Distribution completed one transaction in its exterior products business.

Acquisition and investment spend amounted to €0.5 billion in 2009 on a total of 17 transactions. First-half expenditure of €0.3 billion included the purchase of a 26% associate stake in Yatai Cement, the leading cement manufacturer in northeastern China, plus six other acquisitions across the Group’s Materials and Distribution segments. Second-half spending of €0.2 billion principally comprised four important bolt-on transactions in the Americas Materials Division completed in November/December plus six smaller Materials transactions in Poland, China and the US.

Statements Regarding Competitive Position

Statements made in “Item 4—Information on the Company” and in “Item 5—Operating and Financial Review and Prospects” referring to the Group’s competitive position are based on the Group’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and the Group’s internal assessment of market share based on publicly available information about the financial results and performance of market participants.

Business Overview

The percentage of Group revenue and operating profit for each of the six reporting segments for 2009, 2008 and 2007 is as follows:

	2009		2008		2007
	Revenue	Operating profit	Revenue	Operating profit	Revenue	Operating profit
Share of revenue and operating profit
Europe Materials *	16%	27%	18%	34%	18%	28%
Europe Products	17%	12%	18%	12%	17%	15%
Europe Distribution	21%	14%	18%	11%	16%	10%
Americas Materials	25%	43%	24%	25%	26%	28%
Americas Products	14%	2%	15%	13%	17%	16%
Americas Distribution	7%	2%	7%	5%	6%	3%

Total	100%	100%	100%	100%	100%	100%

*	See “Business Operations in Europe Materials” below for details of non-European countries grouped with Europe for reporting purposes.

Business Operations in Europe Materials

The Materials Division in Europe is a major vertically integrated producer of primary materials and value-added manufactured products operating in 20 countries and is actively involved in the Group’s development efforts in Asia.

Its principal products are cement, aggregates, readymixed concrete, concrete products, asphalt and lime. Poland, Ukraine, Finland, Switzerland, Ireland, Benelux, Spain and Portugal, together with Turkey in the Mediterranean, and India and China in Asia are the major markets.

In total, the Division employs approximately 12,600 people at over 520 locations.

Products and Services	Location **	Annualised volumes ***

Cement *	China, Finland, India (50%), Ireland, Lebanon (25%), Netherlands, Poland, Portugal (49%), Switzerland, Tunisia (49%), Turkey (50%), Ukraine	13.2 million tonnes

Aggregates	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Slovakia, Spain, Switzerland, Ukraine	51.4 million tonnes

Asphalt	Finland, Ireland, Poland, Switzerland	3.5 million tonnes

Readymixed Concrete *	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%), Turkey (50%)	9.6 million cubic metres

Agricultural & Chemical Lime	Ireland, Poland	1.5 million tonnes

Concrete Products	Estonia, Finland, Ireland, Poland, Portugal (49%), Spain, Tunisia (49%), Ukraine	5.0 million tonnes

Product end-use (PBITDA basis)
Residential	35%
Non-residential	35%	New Construction	85%
Infrastructure	30%	Repair, Maintenance & Improvement (“RMI”)	15%

Total	100%	Total	100%

Cement is a primary building material used in the construction industry. It is manufactured by heating limestone with small quantities of other materials in a kiln through a carefully controlled chemical process that is capital-intensive. Cement is used principally as a binding agent to bind other materials together—its most common use is to mix it with sand, stone or other aggregates and water to form concrete. Cement customers

*	CRH share of annualised production volumes. Cement and readymixed concrete volumes above exclude CRH’s 26.3% share of Uniland in Spain, 25% share of Mashav in Israel and 26% share of Yatai Cement in China. CRH’s share of annualised production volumes for these businesses amounts to approximately 5.3m tonnes of cement and 0.6m cubic metres of readymixed concrete.
**	Percentages indicate percentage ownership by CRH where this is less than 100%.
***	Throughout this document tonnes denotes metric tonnes (i.e. 1,000 kilogrammes).

primarily comprise concrete producers and merchants supplying construction contractors and others. Where CRH has cement and concrete operations, a significant portion of cement sales would typically be supplied to those operations. While cement or clinker may be imported from other countries, competition comes mainly from other large cement producers located within each country. CRH’s cement activities in the Netherlands relate to cement transport and trading.

Aggregates are naturally occurring sand, gravel or crushed stone deposits such as granite, limestone and sandstone. Limestone reserves, which are used to supply cement plants, are located at or near each plant and are generally owned by CRH. In Finland, CRH buys the aggregates raw materials for its two cement plants as the Group does not own limestone reserves near the plants. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the section on Property, Plants and Equipment on pages 22 to 24.

Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors, while readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and paving) are sold to both the public and private construction sectors. Competition comes mainly from other large aggregates, asphalt, readymixed concrete and concrete products producers, as well as from a variety of smaller manufacturers in local economies.

The division is organised geographically by country/region.

Joint Venture Interests

CRH holds 49% of Secil, a Portuguese manufacturer of cement and readymixed concrete acquired by CRH in 2004, and has joint management control of this business. In Portugal, Secil operates three integrated cement plants, a number of readymixed concrete plants and hard rock quarries, and produces precast concrete products and mortars. Secil is also a prominent producer of cement in southeastern Tunisia and has 51% investments in an integrated cement plant in Lebanon and a cement grinding operation located in the south of Angola.

CRH holds 50% joint venture stakes in Denizli Cimento, an integrated cement and readymixed concrete business in Turkey and in My Home Industries Limited (“MHIL”), a cement producer headquartered in Hyderabad serving the Andhra Pradesh region of Southeast India.

Associate Interests

CRH has a 26.3% equity stake in Corporación Uniland S.A. (“Uniland”), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia.

CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel.

In 2009, CRH acquired a 26% stake in Yatai Building Materials Company’s cement operations (Yatai Cement), with cement and grinding plants in Jilin, Heilongjiang and Liaoning provinces in northeastern China.

Business Operations in Europe Products & Distribution

The Products & Distribution Division in Europe is organised into two reportable segments, Products and Distribution. The Products segment is organised into three groups of related manufacturing businesses involved in concrete, clay and other building products. Distribution encompasses professional builders merchants and DIY stores.

Europe Products

The Products segment operates in 20 European countries with the Benelux, the UK, France, Switzerland and Germany accounting for the bulk of its revenue. The Products segment seeks leadership positions in the markets in which it operates. This segment has approximately 18,500 employees at over 500 operating locations.

Products and Services	Location	Annualised volumes

Concrete Products

Architectural Concrete	Benelux, Denmark, France, Germany, Italy, Slovakia, UK	6.4 million tonnes

Structural Concrete	Benelux, Denmark, France, Hungary, Ireland, Poland, Romania, Switzerland, UK	6.4 million tonnes

Clay Products	Benelux, Germany, Poland, UK	1.9 million tonnes

Building Products

Construction Accessories	Benelux, France, Germany, Ireland, Italy, Norway, Poland, Spain, Switzerland, Sweden, UK	n/a

Building Envelope Products	Benelux, France, Germany, Ireland, UK	3.0 million lineal metres 0.9 million square metres

Insulation Products	Benelux, Denmark, Finland, Germany, Ireland, Poland, Sweden, UK	5.3 million cubic metres

Product end-use (PBITDA basis)
Residential	50%
Non-residential	35%	New Construction	75%
Infrastructure	15%	Repair, Maintenance & Improvement (“RMI”)	25%

Total	100%	Total	100%

Concrete Products

This group manufactures concrete products for two principal end-uses: pavers, tiles and blocks for architectural use, and floor and wall elements, beams and vaults for structural use. In addition, sand-lime bricks are produced for the residential market. Principal raw materials include cement, crushed stone and sand and gravel all of which are readily available locally.

Clay Products

The Clay Products group principally produces clay facing bricks, pavers, blocks and rooftiles, with the Ibstock operation in the UK being the largest business.

Building Products

The Building Products group is active in lightside building materials and comprises three broad product segments: Construction Accessories, Building Envelope Products and Insulation.

The Construction Accessories group is a market leader in construction accessories in Europe, supplying metal-based accessories, including stainless steel fixing systems, for the construction and precast concrete industries.

The Building Envelope Products business unit is mainly active in the non-residential construction market. The business unit comprises Fencing & Security (“F&S”), Daylight & Ventilation (“D&V”) and Roller Shutters & Awnings (“RSA”) businesses which specialise in entrance control and climate control products. F&S is a supplier of security solutions, which includes designing and manufacturing fencing and security gate systems and supplying access control systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports. Raw materials for fencing and security gate manufacturing comprise steel, aluminium, reinforced glass fiber, chain-link fabric and barbed wire purchased from a variety of sources. The D&V group manufactures glass and synthetic rooflights and associated smoke exhaust and natural ventilation systems. The group has manufacturing locations in Germany, Benelux, France, the UK and Ireland. The RSA group specialises in developing, assembling and distributing roller shutter and awning systems.

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

Europe Distribution

This segment has approximately 11,000 employees at over 700 operating locations.

Products and Services	Location *	Number of locations

Professional Builders Merchants	Austria, France, Germany, Netherlands, Switzerland	479 branches

DIY Stores	Benelux, Germany (48%), Portugal (50%) and Spain	241 stores

Product end-use (PBITDA basis)
Residential	80%	New Construction	30%
Non-residential	20%	Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%	Total	100%

Professional Builders Merchants

Professional Builders Merchants caters to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants. One bolt-on acquisition in 2009 added 1 location to the existing network of 95 builders merchants stores in the Benelux region. In Switzerland, the Group has a strong position as the largest builders merchant and the only country-wide supplier of sanitary ware, heating and plumbing (“SHAP”) products. CRH is a major regional distributor in France, with 95 locations. In Germany, Bauking, in which CRH has a 47.82% stake, is a major regional player in the northwest of the country with 81 locations. Paulsen, acquired during 2008, is a leading SHAP distributor in the northern part of Germany.

In addition, CRH holds a 21.23% associate stake in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region and a 34.8% associate investment in Trialis, the leading independent builders merchant in southwest France.

DIY

The DIY Europe platform operates under five different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany), Maxmat (Portugal) and BricoHouse (Spain) selling to DIY

*	Percentages indicate percentage ownership by CRH where this is less than 100%.

enthusiasts and home improvers. CRH operates 133 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. In Germany, Bauking operates 51 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 33 stores. CRH has 5 DIY stores in Spain operating in the Alicante/Valencia region. Competition in the DIY sector comes primarily from other national DIY chains and from local DIY stores.

Business Operations in Americas Materials

The Americas Materials Division is a major vertically integrated supplier of aggregates, asphalt and readymixed concrete in the United States, with operations in 44 states. The Division also offers transportation, construction and paving services, employing approximately 18,000 people at over 1,400 operating locations.

Products and Services	Annualised volumes
Aggregates	110.1 million tonnes
Asphalt	39.8 million tonnes
Readymixed Concrete	5.2 million cubic metres

Product end-use (PBITDA basis)
Residential	10%
Non-residential	25%	New Construction	35%
Infrastructure	65%	Repair, Maintenance & Improvement (“RMI”)	65%

Total	100%	Total	100%

The Division is the largest asphalt producer, the third-largest aggregates producer and one of the top five readymixed concrete producers in the US. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the section on Property, Plants and Equipment on pages 22 to 24 below.

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

In late 2007, CRH entered into a joint venture agreement to build a US$200 million, 1.1 million tonne cement plant in Florida. This cement plant was completed in 2009.

The Americas Materials Division is organised geographically into East and West, each containing four divisions.

East:

Northeast (including operations in New England, New York, New Jersey and Connecticut);

Mid Atlantic (Pennsylvania, Delaware, Virginia, West Virginia, Kentucky, eastern Tennessee and North Carolina);

Central (Ohio, Indiana and Michigan); and

Southeast (Alabama, Georgia, South Carolina and Florida).

West:

Southwest (including operations in Texas, Oklahoma, Arkansas, Mississippi, western Tennessee, Missouri and Kansas);

Rocky Mountain/Midwest (Colorado, Wyoming, Nebraska, Montana, New Mexico, Illinois, South Dakota, Iowa and Minnesota);

Northwest (Washington, Oregon and northern Idaho); and

Staker Parson (southern Idaho, Utah, Nevada and Arizona).

Business Operations in Americas Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a presence in Mexico, Canada and South America. This Division is comprised of two reportable segments, Products and Distribution.

Americas Products

This segment comprises five groups of which four are in North America: Architectural Products, Precast, Glass and MMI, each with local and national market positions; the fifth group is in South America where CRH is a major producer of clay products in Argentina and has glass fabrication businesses in Argentina and Chile. Americas Products has approximately 16,400 employees at 480 operating locations.

Products and services	Location	Annualised volumes

Concrete Masonry, Patio Products, Pavers and Rooftiles	Canada, US	8.7 million tonnes

Clay Bricks, Pavers, Tiles	Argentina, US	0.7 million tonnes

Precast Concrete, Pipe and Prestress Products	Canada, US	1.2 million tonnes

Glass Fabrication	Argentina, Canada, Chile, US	8.8 million square metres

Construction Accessories	US	n/a

Welded Wire Reinforcement	US	77.7 thousand tonnes

Fencing Products	US	7.9 million lineal metres

Product end-use (PBITDA basis)
Residential	40%
Non-residential	55%	New Construction	60%
Infrastructure	5%	Repair, Maintenance & Improvement (“RMI”)	40%

Total	100%	Total	100%

Architectural Products Group (“APG”) APG, which is a leading North American producer of concrete masonry and hardscape products, packaged lawn and garden products, prepackaged cement mixes, clay brick and lightweight aggregates, services the US and eastern Canada from 239 operating locations in 38 states and two Canadian provinces. The residential and non-residential sectors combined account for over 95% of APG’s output, a significant proportion of which is used in the RMI and DIY sectors.

APG’s concrete masonry products are used for cladding and foundations. Hardscape products comprise pavers, retaining wall products and patio products.

Lawn and garden products, mainly bagged and bulk mulch, soil and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cementitious dry-mixes, marketed under the

Sakrete® and ProSpec® brands, and lightweight aggregate are also important product lines. APG also includes Glen-Gery Corporation, a clay brick producer located primarily in the northeast and midwest regions of the United States.

Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

Precast group The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the US and Canada with 76 locations in 25 states and the province of Quebec.

The most significant precast concrete products are underground vaults sold principally to water, electrical and telephone utilities. Other precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins, street and highway products such as median barriers, culverts and short span bridges. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product. Plastic enclosures are also supplied to water, electrical and telephone utilities. Polymer trench is sold to the electric and railroad market.

The Building Systems and Modular Group manufactures and installs pre-stressed concrete flooring plank, modular precast structures and other products. These products are used mainly in structures such as hotels, apartments, dormitories and prisons.

Concrete pipe is used for storm and sanitary sewer applications, which are largely local government projects. Competing materials include corrugated steel pipe and high-density polyethylene pipe in storm sewer applications and plastic pipe in sanitary sewer applications.

Glass group The Glass group custom-manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With 79 locations in 23 states and four Canadian provinces, the Glass group is the largest supplier of high-performance glazing products and services in North America, delivering to all of the top 50 MSAs (Metropolitan Statistical Areas) in the US and four Canadian provinces.

Tempered glass and engineered aluminium glazing systems are building products with major applications in the RMI construction sector and have a wide range of architectural applications. The architectural glass product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colours and qualities. The engineered aluminium glazing systems product range includes a broad range of storefront and entrances, curtain wall, skylights and architectural windows.

MMI MMI Products, Inc. is a leading US manufacturer and distributor of building products used by the residential, non-residential and infrastructure sectors. Operations comprise three distinct product segments: the construction accessories business supplies thousands of specialised products used in concrete construction activities; the welded wire reinforcement division mainly supplies products for non-residential and infrastructure applications; the third business manufactures and distributes a variety of fencing and related products. The group has 16 manufacturing plants and 60 distribution centres across 29 states and a plant in Mexico.

South America CRH operates five different companies in Argentina and Chile.

Canteras Cerro Negro is a clay roofing, wall and floor tiles producer. It owns two state-of-the-art production facilities in Olavarría and a greenfield manufacturing facility in Cordoba, which commenced production in 2009. Cormela, acquired during 2008, produces clay bricks at a facility in Campana, 60 kilometers (“km”) from Buenos Aires.

Superglass (Argentina) and Vidrios Dell Orto (Chile) fabricate tempered, laminated and insulated glass.

Comercial Duomo is a specialised construction products retailer and wholesaler in Chile. The company was acquired in 2008 and operates three retail stores.

Americas Distribution

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), has 184 branches in 31 US states, focused on major metropolitan areas. It comprises two divisions which supply contractor groups specialising in Exterior (Roofing/Siding) and Interior (wallboard, steel studs and acoustical ceiling systems) Products. This segment has approximately 3,400 employees at over 180 operating locations.

Products and Services	Location	Number of branches
Exterior Products (Roofing/Siding)	US	132 branches
Interior Products	US	52 branches

Product end-use (PBITDA basis)
Residential	55%	New Construction	30%
Non-residential	45%	Repair, Maintenance & Improvement (“RMI”)	70%

Total	100%	Total	100%

Allied is a large distributor in the Roofing/Siding segment in the United States. Demand is largely influenced by residential and commercial replacement activity, with the key products having an average life span of roughly 25 years. Allied’s Interior Products segment accounts for approximately 40% of annualised Distribution sales. The primary customers are drywall contractors who are mainly involved in new residential and new commercial construction.

Seasonality and Weather Patterns

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather.

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely aggregates and clay reserves, are found; for more information on mineral reserves and activities with reserves backing, see the section on Mineral Reserves on pages 23 and 24. CRH is a significant purchaser of certain important materials such as cement, bitumen, steel gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen, steel and fuel.

Organisational Structure

CRH is the holding company for an international group of companies. The principal subsidiary, joint venture and associated undertakings are listed in Exhibit 8.

Property, Plants and Equipment

At 25th March 2010, CRH and its joint ventures had a total of 2,930 building materials production locations and had a total of 904 Merchanting & DIY locations. 1,627 locations are leased, with the remaining 2,207 locations held on a freehold basis. Further details on locations and products produced are provided under the Business Overview section. None of CRH’s individual properties are of material significance to the Group.

The most significant subsidiary locations are the cement facilities in Ireland, Finland, Poland, Switzerland and Ukraine. The capacity for these locations is as follows:

Subsidiary	Country	No. of Plants	Clinker Capacity (tonnes per hour)
Irish Cement	Ireland	2	480
Finnsementti	Finland	2	204
Grupa Ożarów	Poland	1	379
JURA-Holding	Switzerland	2	104
OJSC Podilsky Cement	Ukraine	1	355

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Company’s accounting policy and process governing any impairment of property, plant and equipment is given on page F-14 and in Note 13 to the Consolidated Financial Statements on page F-41.

In Poland, CRH operates a modern dry process kiln at Ożarów, approximately 170 km south east of Warsaw, with a total annual clinker production capacity of 2.8 million tonnes. Management is reviewing the timing of the requirement for additional cement capacity in Poland, and accordingly further expenditure has been postponed on the expansion project at Ożarów which was announced in 2007.

The Group operates one wet-process cement plant in southwest Ukraine which produced 1.3 million tonnes of cement in 2009. An investment of €210 million to convert the wet-process cement plant in southwest Ukraine to dry process is ongoing; this project, the first ever Joint Implementation Project registered by the United Nations, is expected to deliver significant efficiency savings and reduced CO2 emissions when commissioned in 2010.

In December 2008, Irish Cement completed a €200 million investment project at its major cement facility near Dublin. The investment has created an ultra-modern, energy-efficient plant meeting world best practice emissions standards.

In 2009, the Company’s joint venture American Cement Company completed construction of a 3,000 tonne-per-day cement plant in Central Florida.

Mineral Reserves

The Group’s reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone and sand & gravel), clay products, asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications – see the table on the next page setting out the activities with reserves backing.

Reserve estimates are generally prepared by third-party experts (i.e. geologists or engineers) prior to acquisition; this procedure is a critical component in the Group’s due diligence process in connection with any acquisition. Subsequent to acquisition, estimates are typically updated by company engineers and/or geologists and are reviewed annually by corporate and/or Divisional staff. However, where deemed appropriate by management, in the context of large or strategically important deposits, the services of third-party consultant geologists and/or engineers may be employed to validate reserves quantities outside of the aforementioned due diligence framework on an ongoing basis. The Group has not employed third-parties to review reserves over the three-year period ending 31st December 2009 other than in business combination activity and specific instances where such review was warranted.

Reserve estimates are subject to annual review by each of the relevant operating entities across the Group. The estimation process distinguishes between owned and leased reserves segregated into permitted and unpermitted as appropriate and includes only those reserves which are proven and probable. The term “permitted” reserves refers to those tonnages which can currently be mined without any environmental or legal constraints. Permitted owned reserve estimates are based on estimated recoverable tonnes whilst permitted leased reserve estimates are based on estimated total recoverable tonnes which may be extracted over the term of the lease contract.

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

•	The reserves must be homogeneous deposits based on drill data and/or local geology.

•	The deposits must be located on owned land or on land subject to long-term lease.

None of CRH’s mineral-bearing properties are individually material to the Group.

Activities with reserves backing *1

	Physical location	Number of quarries /pits	Property acreage (hectares2)		Proven & probable reserves[3]	Years to depletion[4]	Percentage of mineral reserves by rock type			2009 Annualised production[5]
			Owned	Leased			Hard rock	Sand & gravel	Other
Europe Materials
Cement	Ireland	2	249	—	134	45	100%	—	—	1.6
	Poland	2	255	1	75	19	97%	—	3%	3.4
	Switzerland	3	162	—	14	11	95%	—	5%	1.2
	Ukraine	3	256	—	107	32	69%	—	31%	1.7
	Other	18	624	489	455	102	67%	—	33%	5.9

Aggregates	Finland	131	495	330	169	7	61%	39%	—	18.0
	Ireland	93	4,578	42	832	30	77%	23%	—	16.8
	Poland	13	1,686	296	291	33	56%	44%	—	7.0
	Spain	8	68	197	110	36	100%	—	—	2.4
	Other	31	326	182	322	31	86%	14%	—	10.3

Lime	Ireland / Poland	3	466	—	52	48	100%	—	—	1.8

Subtotals		307	9,165	1,537	2,561		76%	17%	7%

Americas Materials
Aggregates	East	246	19,114	3,281	6,626	78	87%	13%	—	66.3
	West	378	18,693	13,035	4,111	69	45%	55%	—	43.7
Cement	American Cement	1	101	—	10	144	100%	—	—	0.1

Subtotals		625	37,908	16,316	10,747		71%	29%	—

Europe Products
Clay	UK, Poland	59	4,542	903	125	42	—	5%	95%	2.6
Americas Products
Clay	United States	25	1,146	307	36	15	—	—	100%	1.0

Group totals		1,016	52,761	19,063	13,469		71%	27%	2%

*	CRH’s share of the reserves and the annualised production of its joint ventures are proportionately consolidated in the table.
(1)	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.
(2)	1 hectare equals approximately 2.47 acres.
(3)	Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable. All of the proven and probable reserves are permitted and are quoted in millions of tonnes.
(4)	Years to depletion have been estimated by the Group’s geologists/engineers taking into account historical levels of production and development projects.
(5)	Annualised production is quoted in millions of tonnes.

Government Regulations

Introduction

The most important government regulations relevant to CRH as a building materials company are those environmental laws and regulations relevant to our extractive and production processes. In the European Union, operations are subject to national environmental laws and regulations, most of which now emanate from European Union Directives and Regulations. In the United States, operations are subject to Federal and State environmental laws and regulations. In other jurisdictions, national environmental laws apply.

Environmental Compliance Policy

In order to comply with the above suite of environmental regulations affecting its operations, CRH has developed the following Group environmental policy, approved by the CRH Board and applied across all Group Companies, which is to:

•	comply, at a minimum, with all applicable environmental legislation and continually improve our environmental stewardship towards industry best practice

•	ensure that our employees and contractors respect their environmental responsibilities

•	proactively address the challenges and opportunities of climate change

•	optimise our use of energy and resources through efficiency gains and recycling

•	promote environmentally-driven product innovation and new business opportunities

•	be good neighbours in the many communities in which we operate

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

In 2007, CRH committed to a 15% reduction in its specific CO2 cement plant emissions by 2015 compared with the 1990 specific emissions for the same portfolio of plants. This reduction is on track, and is being achieved through major capital investment programmes in its cement activities.

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

CRH has implemented capital expenditure programmes in its cement operations in Europe to reduce carbon emissions in the context of the European Union commitment to reduce Greenhouse Gas emissions by 20% by

2020. The European Union is committed to increasing this target to 30% should an international agreement be concluded. Achieving such reductions would represent a significant extra constraint on cement operations in Europe.

US Federal and State laws are developing proactively to address carbon emissions. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme is likely to be implemented and will impact on the Group’s current cement operation in the US and depending on the scope of the legislation, could significantly impact asphalt operations in the US.

Possible environmental liabilities

At 25th March 2010, there were no material pending legal proceedings relating to environmental regulations or to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of 2009 Results

Trading in the first half of 2009 proved extremely demanding with most markets impacted by weakening economic activity, not helped by the most severe first-quarter weather for many years in both Europe and North America. Reported sales for the first half of 2009 declined by 15% (21% excluding acquisition and exchange translation effects), PBITDA fell 41% and operating profit and profit before tax were down 66% and 82% respectively.

While conditions in the second half of 2009 remained challenging, a robust performance by the Americas Materials Division combined with increasing benefits from cost reduction measures resulted in improvements in the rate of profit decline compared to the first half of the year despite second-half asset impairment charges. Second-half sales fell by 19% (18% excluding acquisition and translation effects), while PBITDA declined by 26% with operating profit down 37% and profit before tax 39% lower than the second half of 2008.

Europe Materials experienced sharp profit reductions in Ireland, Finland and Ukraine with 2009 cement volumes showing falls of between 35% and 45% on 2008 levels. These factors combined with adverse translation effects due to weakness in the Polish Zloty and Ukrainian Hryvnia were the main factors influencing the reported 26% reduction in sales, 46% reduction in PBITDA and 59% reduction in operating profit.

Europe Products & Distribution was less affected in its core Eurozone markets with reported sales down 12%, PBITDA down 25% and operating profit down 39%. RMI (repair maintenance and improvement) oriented Distribution operations proved more resilient than Products operations, where an improved performance from Clay activities was more than offset by lower profits in Concrete and Building Products businesses.

Americas Materials saw second-half benefits from infrastructure projects funded by the American Recovery and Reinvestment Act. However, with weaker residential and rapidly declining non-residential demand, overall aggregates volumes for the year fell 23%, with asphalt down 15% and readymixed concrete lower by 32%. As a result reported US Dollar revenues fell by 19%. However, strong pricing and lower energy costs delivered an overall improvement in margins limiting the US Dollar PBITDA and US Dollar operating profit declines to 12% and 16% respectively.

Americas Products & Distribution, which relies heavily on residential and non-residential activity suffered severely. High-teen percentage sales declines in Architectural Products and Roofing & Siding Distribution were outweighed by more significant declines in other segments leaving overall US Dollar sales revenue 25% lower than in 2008. US Dollar PBITDA was 58% lower, while US Dollar operating profit fell 89% exacerbated by significant losses in MMI due to steel price erosion.

Throughout 2009 we continued the cost reduction efforts initiated in 2007 and progressively implemented further cost and efficiency measures across the Group. Combined savings from these cost actions over the four years 2007 to 2010 are estimated at €1.65 billion.

Management’s Financial Review

As noted on page 2, CRH uses PBITDA to assess operating performance; a reconciliation of PBITDA by segment to Group profit for the financial year below:

	Continuing operations—year ended 31st December
	Materials			Products			Distribution			Total Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Group operating profit before depreciation and amortisation (PBITDA)*

Europe	434	806	746	283	392	461	204	258	261	921	1,456	1,468
Americas	670	724	834	173	369	468	39	116	90	882	1,209	1,392

	1,104	1,530	1,580	456	761	929	243	374	351	1,803	2,665	2,860

Depreciation and amortisation (including asset impairment charges)

Europe	177	175	160	167	168	153	67	64	49	411	407	362
Americas	263	262	264	150	131	128	24	24	20	437	417	412

	440	437	424	317	299	281	91	88	69	848	824	774

Group operating profit**

Europe	257	631	586	116	224	308	137	194	212	510	1,049	1,106
Americas	407	462	570	23	238	340	15	92	70	445	792	980

	664	1,093	1,156	139	462	648	152	286	282	955	1,841	2,086

Profit on disposal of non-current assets										26	69	57
Finance costs (net)										(297)	(343)	(303)
Group share of associates’ profit after tax										48	61	64

Profit before tax										732	1,628	1,904
Income tax expense										134	366	466

Group profit for the financial year										598	1,262	1.438

*	Throughout this document, PBITDA excludes profit on disposal of non-current assets

**	Throughout this document, Group operating profit as shown in the Financial Statements excludes profit on disposal of non-current assets

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F. These financial statements have been prepared in accordance with IFRS.

The terms “ongoing”, “organic”, “underlying”, “like-for-like” and “heritage” have the same meaning in the discussion that follows.

2009 compared with 2008

General

Sales revenue fell 17% to €17,373 million, a decline of 19% on a like-for-like basis. PBITDA amounted to €1,803 million after restructuring charges of €205 million. Depreciation and amortisation costs amounted to €848 million (2008: €824 million) and include impairment charges of €41 million (2008: €14 million). Operating profit fell 48% to €955 million; excluding restructuring and impairment costs, operating profit was down 37%.

Profit before tax and before impairment charges amounted to €773 million, a decrease of 53% compared with 2008. After impairment charges, profit before tax of €732 million was 55% lower than 2008. Earnings per share fell 58% to 88.3c (2008: 210.2c adjusted for the March 2009 Rights Issue).

Significant working capital reduction together with capital expenditure restraint contributed a strong cash flow performance. Net debt reduced to €3.7 billion (2008: €6.1 billion) reflecting these strong cash flows and proceeds from the Rights Issue, which raised just over €1.2 billion net of expenses. With year-end 2009 net debt to PBITDA of 2.1 times (2008: 2.3 times) and 2009 PBITDA/net interest of 6.1 times (2008: 7.8 times), CRH has one of the most flexible balance sheets in its sector.

The average Polish Zloty exchange rate of 4.3276 versus the euro weakened by 19% in 2009 (2008: 3.5121). While this was partly offset by a 5% strengthening of the average US Dollar/euro rate to 1.3948 (2008: 1.4708), currency movements in total had a net negative impact of €44 million on profit before tax.

Overall operating profit margin for the Group fell by 3.3 percentage points in 2009 to 5.5%, with all segments except Americas Materials experiencing margin declines.

Reported 2009 pre-tax profit of €732 million includes the Group’s share of associates’ profit after tax of €48 million. The tax charge at 18.3% of the Group profit before tax decreased compared with 22.5% in 2008. The decline in the tax charge largely reflects lower taxable profits in a number of jurisdictions where higher tax rates apply.

After an income tax expense of €134 million (2008: €366 million), Group profit for 2009 amounted to €598 million, a decrease of 53% on 2008 Group profit of €1,262 million.

Cost Reduction

To mitigate the impact of the continuing difficult market conditions, CRH has removed excess capacity from its manufacturing and distribution networks and has scaled its operations to market demand. These measures are projected to deliver total annualised gross savings of €1.65 billion in the four years to end-2010, of which approximately €0.85 billion was realised in 2009. Some 40% of the gross savings of €1.65 billion is estimated to be permanent in nature.

Restructuring costs of €205 million to implement these programmes have been expensed in 2009 and we anticipate a further €45 million of implementation costs in 2010. Incremental savings in 2010, after implementation costs, are estimated at €260 million. These initiatives have regrettably necessitated a reduction in staffing levels as we structure our operations to the new market demand environment.

Key Components of 2009 Performance

€ million	Revenue	PBITDA	Operating profit	Profit on disposals	Finance costs	Associates’ profit after tax	Pre-tax profit
2008 as reported	20,887	2,665	1,841	69	(343)	61	1,628
Exchange effects	291	(22)	(32)	(3)	(8)	(1)	(44)

2008 at 2009 exchange rates	21,178	2,643	1,809	66	(351)	60	1,584
Incremental impact in 2009 of:
—2008/2009 acquisitions	298	37	24	—	(21)	9	12
—Restructuring costs (i)	—	(143)	(143)	—	—	—	(143)
—Impairment costs (i)	—	—	(27)	—	—	—	(27)
Ongoing operations	(4,103)	(734)	(708)	(40)	75	(21)	(694)

2009 as reported	17,373	1,803	955	26	(297)	48	732

% change	-17%	-32%	-48%				-55%

(i)	Restructuring charges amounted to €205 million in 2009 (2008: €62 million), resulting in an incremental cost in 2009 of €143 million. Total impairment charges in 2009 were €41 million (2008: €14 million), with an incremental cost of €27 million in 2009.

Segment review

Europe—Materials

2009 overview

	% of Group				Analysis of change
€ million		2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	16	2,749	3,696	-947	-783	+53	—	—	-217
PBITDA	24	434	806	-372	-263	+14	-56	—	-67
Operating profit	27	257	631	-374	-260	+10	-56	-9	-59
PBITDA margin		15.8%	21.8%
Operating profit margin		9.3%	17.1%

Europe Materials experienced very challenging trading conditions in almost all markets in 2009. The severe impact on investment in new housing and private non-residential building was somewhat reduced by government-funded infrastructure and public building.

Central/Eastern Europe

Following a difficult first half impacted by very severe winter weather, construction activity in Poland improved in the second half and showed modest growth for the year as a whole. Cement volumes fell 10% in 2009. With stiff competition in all product areas, margins were under pressure and, while this was somewhat offset by significant cost saving initiatives, overall operating profit in Poland declined. In Ukraine, our cement sales volumes for the year were 35% below the record 2008 levels; although operating profit was well down compared with 2008, stable pricing and significant cost savings, particularly in the area of fuel, resulted in a reasonable performance in a difficult year.

In December, we received notification from the Polish Office for Competition and Consumer Protection that, arising from an investigation into the Polish cement industry, it had concluded that seven companies, including CRH subsidiary Grupa Ożarów S.A., had been involved in anti-competitive practices. As a result, fines were levied, including a fine of PLN 104.97 million (approximately €25.6 million) on Grupa Ożarów. We have appealed the conclusion of the investigation and the fine.

Finland/Baltics

While overall construction output in Finland declined by about 15%, steeper reductions in the new residential and new non-residential sectors contributed to a 40% fall in our cement volumes. A fiscal stimulus package which focussed on residential and infrastructure construction helped to mitigate somewhat the volume declines. A wide range of cost-reduction initiatives was implemented across all businesses and price increases were applied to recover higher energy input costs. Our operations in the Baltic States of Estonia, Latvia, and in St. Petersburg in Russia, suffered an unprecedented contraction in volumes and, as a result, significant operating adjustments were implemented. Overall operating profit for the Finland/Baltics region declined compared with 2008.

Switzerland

2009 saw the highest growth in Swiss construction output since 2004, with civil engineering activity supported by the national stimulus programme. Lower fuel costs partly due to a high usage of alternative fuels, together with increased volumes in our cement business and better margins in our downstream readymixed concrete and aggregates business, led to a profit outcome ahead of 2008.

Ireland

Construction activity fell steeply during the year and cement volumes were down 45% on 2008 levels. The residential and commercial sectors reduced further, and the overall decline in sales volumes, together with the impact of the rationalisation costs, resulted in lower margins and an operating loss.

Benelux

Cementbouw, our cement trading, readymixed concrete and aggregates business, faced a difficult second half of the year in which volumes declined. While cost reductions and lower fuel prices limited the impact of lower volumes, overall operating profit declined.

Iberia

Construction activity in Spain fell by a further 20% in 2009, contributing to a lower profit outcome for our operations. Our Secil joint venture in Portugal suffered from reduced domestic demand but increased its export volumes albeit at lower prices; although activities outside Portugal performed well due to favourable demand and pricing coupled with lower fuel costs, overall operating profit was down.

Eastern Mediterranean

As expected, the Turkish economy and domestic Turkish construction activity continued to contract in 2009. Implementation of strong cost-control measures and improved operating efficiencies helped partly to offset the downturn in domestic demand. Overall operating profit was lower.

Asia

Our Chinese operations performed well in 2009 with cement volumes in northeast China increasing by 12% due to strong demand from infrastructure projects which were funded by the Government stimulus programme. Following a good first-half performance by My Home Industries, our 50% cement joint venture in the Andhra Pradesh region of southern India, market conditions weakened in the second half with newly-commissioned cement capacity putting pressure on volumes and prices across our market. This resulted in operating profit for the year broadly in line with 2008.

Outlook 2010—Europe Materials Division

Further declines in construction activity in Ireland are anticipated in 2010. Lower consumer confidence, continuing restricted credit availability, unsold building stock and supply overcapacity will continue to put further pressure on volumes and margins.

Polish GDP is forecast to grow by between 1.5% and 2% in 2010; however, unemployment is expected to continue to increase. Inflation levels are expected to continue to decline and interest rates are likely to remain low. An increase in overall construction activity is expected, supported by a significant increase in infrastructure contracts awarded and a number of sports and stadium projects required for the European Football Championships in 2012.

In Ukraine, construction activity is forecast to increase modestly in 2010 resulting in improved volumes of cement. This together with continued focus on cost efficiencies should deliver improved margins.

Construction demand in Finland is set to fall further by a mid single-digit percentage in 2010, with continued weak levels of activity in non-residential construction partially offset by improving residential construction and relatively stable infrastructure volumes.

Switzerland is expected to stabilise at current levels. Both residential construction and infrastructure will continue to grow and are expected to compensate for a decline in non-residential activity.

In Portugal, the outlook remains challenging with a further decline in residential activity likely to be offset by increased infrastructural activity. Cost efficiencies and improved use of alternative fuels should help maintain margins, but export markets are expected to be more challenging.

Turkish GDP is forecast to grow by 2.5% in 2010 and domestic construction activity is expected to increase at a similar rate. The positive trends experienced during the second half of 2009 are forecast to continue into 2010 although cement exports are likely to face stiff competition.

Cement demand is expected to grow strongly in northeast China due to the continuing Government stimulus package and an improving residential market. We anticipate further margin improvement at our Sanling Cement business. The ongoing investment programme with Yatai Cement, together with a full year’s contribution from new acquisitions, will bring Yatai Cement’s total cement capacity to 21 million tonnes.

In India, we expect growth in demand in the Andhra Pradesh region to recover during 2010 and this should ease the pressure resulting from additional supply capacity. A full year contribution from MHIL’s new grinding plant is expected to add to sales growth and performance.

Overall we anticipate more stable markets for Europe Materials’ products in 2010 and we expect to benefit from lower energy prices and cost reductions in our operations. Industry capacity reductions and some increase in demand later in the year should be supportive to margins. However, the year has commenced with severe weather in many markets and the extent to which this will impact on demand and pricing levels for the year as a whole remains uncertain.

Europe—Products

2009 overview

	% of Group				Analysis of change
€ million		2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	17	3,002	3,686	-684	-682	+45	—	—	-47
PBITDA	16	283	392	-109	-80	+6	-19	—	-16
Operating profit	12	116	224	-108	-74	+4	-19	-7	-12
PBITDA margin		9.4%	10.6%
Operating profit margin		3.9%	6.1%

Throughout 2009, tough markets across all businesses resulted in a decline in operating profit. The management team responded vigorously to the challenge taking radical and effective action to mitigate these effects.

Concrete Products

Our businesses experienced challenging market circumstances, mainly in residential-related markets and increasingly, as the year progressed, in the non-residential sector. Good progress in public sector niche markets in France and the Netherlands was outweighed by major weakness in Denmark and Eastern Europe. The architectural operations faced difficult conditions in most markets and performed below 2008; further factory closures in Belgium, France, the UK and Germany were made and overhead costs were reduced significantly. Our structural concrete operations were severely impacted by difficult conditions in residential markets and declining non-residential activity and delivered operating profit well below 2008; the programme of factory closures and general cost reduction continued in 2009 especially in Denmark, Belgium and Hungary where volumes and prices remained weak.

Clay Products

For the year as a whole, volumes in the UK brick industry declined considerably although some upturn was visible in the last quarter. Following the major reorganisation plans implemented in 2008, additional factory closures and production shutdowns took place. The benefits from these measures coupled with strong product innovation resulted in an operating profit outcome well ahead of 2008. In Mainland Europe, lower volumes and energy price increases led to lower operating profit despite good progress and benefits from the new country-based organisation serving two operating regions, Central Europe and Eastern Europe.

Building Products

The Building Products group is active in lightside building materials and is organised into three business areas: Construction Accessories, Building Envelope Products and Insulation Products. Market conditions in 2009 deteriorated with the non-residential sector slowing significantly. With volumes declining, the operating profit outcome was lower than in 2008 despite relatively robust pricing.

The Construction Accessories business unit was impacted by falling demand, especially in the non-residential sector; while this was offset somewhat by new innovative products brought to market, operating profit was lower. Our UK business acquired in 2008 exceeded our expectations aided by strong export figures. The main focus is on realising greater commercial synergies and back-office cost reduction through a more integrated organisational structure.

Our Building Envelope Products operations, which specialise in systems and products for entrance and climate control solutions, are mainly active in non-residential construction focussing on the growing RMI, safety and comfort market segment. While pricing remained generally robust and controls on cost remained tight, volumes and operating profit were lower than 2008. The decline in residential markets, across Europe, and price pressure in Eastern Europe were the main reasons for lower operating profit for our Insulation Products businesses, although these effects were tempered by strong demand for RMI products driven by ongoing European legislation for energy efficiency.

Following rigorous strategic analysis, we have decided to exit climate control activities and the insulation sector. Our Building Envelope Products unit will concentrate on the more focussed Fencing, Security and Shutters businesses that for the future offer us greater market leadership potential in Europe.

Europe—Distribution

2009 overview

	% of Group				Analysis of change
€ million		2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	21	3,633	3,812	-179	-380	+146	—	—	+55
PBITDA	11	204	258	-54	-57	+10	-10	—	+3
Operating profit	14	137	194	-57	-55	+6	-10	—	+2
PBITDA margin		5.6%	6.8%
Operating profit margin		3.8%	5.1%

Trading conditions for our Distribution business continued to be very difficult in 2009 with the residential sectors across all our markets showing various degrees of decline. Despite price discipline and tight management in purchasing, which resulted in gross margins in line with 2008, operating profit declined by 29%. The principal focus is on further cost reductions at overhead level, improved category management and the achievement of greater benefits from operational excellence by leveraging our economies of scale.

Builders Merchants

With 479 locations in six countries, our Builders Merchants business has strong market positions in all its regions. Organic sales across these operations fell by 11%.

Markets were weak in the Netherlands and Belgium in 2009 and this resulted in lower sales and operating profit compared with 2008. In France, all regions experienced a slowdown and further restructuring costs resulted in operating profit well down on 2008. Results from our associate Trialis (in which we acquired a 34.8% shareholding in July 2008) were below expectations as markets in the southwest of France proved to be very difficult.

The construction market in Switzerland was less impacted than in other Western European countries. However, the combination of lower volumes in heavyside materials and additional restructuring costs resulted in a lower operating profit outcome. Despite slowing sales from a weaker residential market in Austria, our initiatives to improve gross margin and reduce overheads contributed to an increase in operating profit. Bauking, in which we have a 48% joint venture stake, operates primarily in northwest Germany; sales in this region suffered and despite a small increase in gross margin and relentless cost control, like-for-like operating profit was down. Our SHAP business in Germany, acquired in 2008, is a leading player in the northwest part of the country. Benefiting from robust demand for heating equipment, performance was in line with expectations. We see this business as a platform for further SHAP growth in Germany.

DIY

Like-for-like sales for our DIY business, which has 241 stores in five countries, fell 6% in 2009. Despite a sharp decrease in consumer confidence in the Netherlands and Belgium, sales and operating profit in the first half of 2009 were relatively robust but thereafter demand declined, especially in the fourth quarter, with full-year operating profit lower than 2008. Increased competition and promotional campaigns had a negative impact on margins; however, this was mitigated by efficient store operations, tight cost control and sharp franchise formula management.

In Germany, Bauking operates 51 DIY stores under the brand name Hagebau. While Bauking managed to keep costs under tight control, operating profit declined in a very competitive market. The economic environment in Portugal continued to be difficult and operating profit was down on 2008. Market circumstances for our business in the Alicante/Valencia region of Spain have been very challenging and results, while below expectations, were broadly in line with 2008.

Outlook 2010—Europe Products & Distribution Division

The markets for our businesses will continue to be difficult in 2010. With the exception of the UK, the residential sector will be challenging especially in the Netherlands. The non-residential sector is expected to weaken further. Public sector investments in France and Government infrastructure initiatives in the Netherlands should provide some upturn in related concrete and distribution businesses. The RMI sector is expected to decline but at a slower pace than the new building sector. With the exception of Poland, Eastern Europe market conditions will be very demanding. The effects of our comprehensive cost-reduction programme initiated in late 2007 will be continued through into 2010. More benign energy prices should provide some relief on the cost side.

Americas—Materials

2009 overview

	% of Group				Analysis of change
€ million		2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	25	4,280	5,007	-727	-1,024	+25	—	—	+272
PBITDA	37	670	724	-54	-87	+5	-11	—	+39
Operating profit	43	407	462	-55	-72	+3	-11	—	+25
PBITDA margin		15.7%	14.5%
Operating profit margin		9.5%	9.2%

Americas Materials faced a very challenging environment in 2009 with severe volume declines across all product lines. The benefit of lower energy costs along with aggressive actions to reduce fixed cost, improve operating efficiency and increase prices yielded higher operating margins. US Dollar sales revenue and operating profit declined 19% and 16% respectively, and the operating profit margin for the Division increased by 0.3 percentage points to 9.5%.

The Federal stimulus bill (American Recovery and Reinvestment Act, “ARRA”) provided some additional public projects which had a positive impact primarily on the Division’s asphalt and paving business, but this was more than offset by lower state spending on infrastructure. Overall, product volumes were down sharply and with minimal impact from acquisitions, aggregates volumes declined by 23%, asphalt was down 15% and readymixed concrete decreased 32% on 2008 levels. In order to offset lost economies of scale associated with sharply lower volumes, the Division focussed on delivering high quality materials and service to customers and capturing maximum value for our products. As a result, aggregates and readymixed concrete selling prices rose 6% and 3% respectively, while our asphalt operations saw prices decline 2%, reflecting lower input costs.

The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, declined by 26%. Diesel and gasoline prices, which are important inputs to aggregates, readymixed concrete and paving operations, declined by 32% and 21% respectively versus the prior year. Liquid asphalt prices overall were 14% lower in 2009, following a very volatile year in 2008. Additionally, in late 2008, we expanded our winter-fill capacity (which has historically been concentrated in the east and central US) by adding storage in Utah, Washington and Idaho, thereby further reducing our exposure to the fluctuating cost of liquid asphalt.

East

The Northeast delivered a mixed performance, but overall operating profit was lower than 2008. The positive impact of early ARRA bid lettings in Maine and New Hampshire and good overall infrastructure demand in Massachusetts and Upstate New York was more than offset by volume declines in metropolitan New York, Connecticut and New Jersey. While the Mid-Atlantic division suffered volume declines across its operations, aggressive pricing initiatives and cost reductions resulted in margin improvement, which moderated the operating profit decline. A strong stimulus programme in Michigan along with sound pricing initiatives, good bitumen purchasing and excellent cost controls in both Michigan and Ohio enabled our Central division to improve its profit margins. The Southeast experienced another difficult year with significant volume declines in Florida and Alabama leading to a sharp fall in operating profit.

West

The Southwest was impacted by volume declines for all products and lower construction sales. However, margin increases in all product lines coupled with aggressive fixed cost reductions more than offset lower volumes and construction margins, leading to a good advance in overall operating profit. In the Rocky Mountain/Midwest division, operating profit declined in 2009 due to weak demand and lower construction margins; good asphalt volumes in Iowa from significant ARRA projects together with pricing and cost initiatives resulted in advances which were more than offset by reduced highway activity in Minnesota, Idaho and Montana. In the Northwest, worsening economies in northern Idaho and Oregon impacted volumes and operating profit despite strong pricing and significant benefits from cost controls and restructuring. The Staker Parson operations saw a significant decline in volumes reflecting a weakening economic environment in all regions. The continued slide in residential and commercial construction led to reduced demand for readymixed concrete and aggregates and drew additional competition to the highway construction business. Profit margins were maintained, but operating profit declined.

Outlook 2010—Americas Materials Division

The ARRA Federal stimulus bill will provide increased construction activity in 2010; however, there is much uncertainty concerning the reauthorisation of a long-term Federal highway bill and/or the passage of a second job stimulus bill. This uncertainty has caused many fiscally-challenged states to become even more cautious with their highway programmes. Overall, we would anticipate the combined Federal and state spending on highway construction in 2010 to be similar to 2009. Residential activity should improve modestly from a low level, likely showing gains in the second half of 2010. The important non-residential sector will decline further in 2010 from weak 2009 levels due to continued tight credit, high vacancy rates and high unemployment.

Overall we expect ongoing product volumes and construction revenues to be flat in 2010. Margins in construction are expected to be lower due to increased competition and intense bidding for limited work, however product margins should improve with product price increases and cost-efficiency improvements. These efforts coupled with continued reductions in fixed overhead and contributions from 2009 acquisitions should result in a good advance in operating profit for Americas Materials in 2010.

Americas—Products

2009 overview

	% of Group				Analysis of change
€ million		2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	14	2,536	3,243	-707	-881	+25	—	—	+149
PBITDA	10	173	369	-196	-169	+3	-43	—	+13
Operating profit	2	23	238	-215	-170	+2	-43	-11	+7
PBITDA margin		6.8%	11.4%
Operating profit margin		0.9%	7.3%

Americas Products experienced significant demand pressures in 2009, particularly in the important residential sector, and more significantly in the non-residential sector as the year progressed. Against this challenging backdrop and with particularly acute trading challenges in MMI, our Products businesses experienced a 91% decline in full-year US Dollar operating profit.

Architectural Products Group (APG)

APG faced continued difficult trading conditions in 2009 due to further deterioration in the residential construction sector and accelerated declines in non-residential markets. The construction markets in eastern Canada were more robust than those in the US. The Homecenter (DIY/retail) channel, which accounts for approximately one-third of APG sales, remained resilient despite weak consumer sentiment and spending. Reflecting these factors, our United States masonry and brick divisions experienced considerable operating profit declines. In contrast, our Canadian masonry business performed well and our lawn and garden and dry-mix divisions delivered significant operating profit improvement. Extensive cost-reduction actions and regional consolidations were completed across APG; however, they were only able to partially offset the negative external factors. Overall, APG recorded a sharp decline in operating profit.

Precast

Significantly lower levels of residential activity in 2009 again negatively affected demand for drainage products and plastic box enclosures nationwide. Activity in the non-residential sector also decreased considerably, further impacting sales. The group’s most steady work was in the infrastructure segment, but exposure to this segment is less significant. Overall volumes were down approximately 33% from a relatively weak 2008. In spite of the harsh economic backdrop and an increasingly competitive market, margins were similar to 2008 as a result of pricing initiatives, operational efficiencies and second-half input cost declines; overall, operating profit was lower.

Glass

In 2009, the Architectural glass business experienced unprecedented declines in demand, as sales volumes decreased 24% compared to 2008 and operating profit fell steeply. Pricing was intensely competitive in all markets as many smaller glass fabricators directed underutilised residential capacity to serving commercial markets. In this difficult trading environment, the Glass group focussed on building market share, tightening cost control and closing 11 operating locations to better balance capacity with depressed market demand. While the Engineered Products business experienced a 26% decline in sales compared with 2008, operating profit was near 2008 record levels due to a strong performance from our Canadian locations, favourable backlog pricing and lower aluminium costs.

MMI

Although its fencing products are often used in residential applications, most of MMI’s products (construction accessories, welded wire reinforcement and fencing products) are used in non-residential-oriented projects, particularly in conjunction with the use of concrete. The accelerating decline in non-residential construction activity led to a 40% decrease in MMI’s sales from 2008 levels. The combination of high-priced steel inventory, lower sales volumes and dramatically falling sales prices contributed to a significant operating loss for the year. Management modified its steel purchasing strategy to reduce future volatility and reacted to declining volumes by instituting extensive cost-reduction measures across all businesses and scaling-back the size of its distribution network.

South America

The South American group faced difficult economic conditions in 2009, particularly in Argentina, and management focussed on initiating significant cost-reduction programmes. Operating profit from our Argentine ceramic tile and glass businesses was at break-even for the year; the start-up of a greenfield floor and wall tile manufacturing facility in Cordoba was completed in October. Our Chilean glass business experienced a more moderate decline in operating profit.

Americas—Distribution

2009 overview

	% of Group				Analysis of change
€ million		2009	2008	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	7	1,173	1,443	-270	-353	+4	—	—	+79
PBITDA	2	39	116	-77	-78	-1	-4	—	+6
Operating profit	2	15	92	-77	-77	-1	-4	—	+5
PBITDA margin		3.3%	8.0%
Operating profit margin		1.3%	6.4%

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), has 184 branches focussed on major metropolitan areas in 31 US states. It comprises two divisions which supply contractor groups specialising in Exterior (roofing and siding) and Interior (wallboard, steel studs and acoustical ceiling systems) Products.

Allied also experienced a sharp downturn in activity with US Dollar sales revenue 23% lower than last year and, despite decisive actions on cost reductions, operating profit was significantly lower.

Exterior Products

Demand for roofing and siding products is largely influenced by residential and commercial replacement activity with the key products having an average life span of roughly 25 years. Overall US asphalt roofing shingle shipments were down 15% in 2009, a level of decline that was somewhat offset by storm activity in a number of regions. Allied did not specifically benefit from these storms, but outperformed competitors in its market areas.

Interior Products

This segment, being relatively immune to weather, has low exposure to replacement activity and demand is therefore largely dependent on the new commercial construction market. Gypsum wallboard shipments are a barometer of activity and these declined by about 7 billion square feet or 28% in 2009, comparable with a decline of 31% in Allied’s Interior Products sales.

Outlook 2010—Americas Products & Distribution Division

While there are signs that the overall US economy appears to have stabilised, the growth outlook remains weak. Homebuilding appears set to make a slightly positive contribution in the second half of the year. Further declines are however expected in non-residential construction due to continuing stresses in financial and credit markets. While residential repair, maintenance and improvement activity is historically less cyclical, constrained consumer spending because of high unemployment, sluggish income growth and declines in household wealth will translate into weak private domestic demand. Against this backdrop, our businesses will continue to focus on new and ongoing cost-reduction initiatives and the generation of strong cash flow, as we leverage further the benefits of our extensive location network and the Divisions’ product diversity and broad sectoral exposure.

2008 compared with 2007

Results

For 2008, reported revenue was broadly in line with 2007, with declines in operating profit of 12% and in pre-tax profit of 14%. The key components of 2008 performance are analysed in the table on page 40.

Exchange translation effects

2008 saw a further decline in the value of the US Dollar with the average US Dollar/euro rate of 1.4708 being 7% weaker versus the euro than in 2007 (1.3705). This combined with movements in average exchange rates for CRH’s other operating currencies resulted in an adverse translation impact of €50 million at profit before tax level. The average and year-end exchange rates used in the preparation of CRH’s 2008 Financial Statements are included under Accounting Policies on page F-11 of this Report.

Incremental impact of 2007 acquisitions in 2008

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

Incremental impact of 2008 acquisitions in 2008

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

Non-recurring items

There were no significant non-recurring items in 2008 or 2007.

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

Underlying operating profit for CRH’s European operations fell by €130 million in 2008 on an underlying revenue reduction of €434 million, reflecting the impact of weaker markets, particularly in the second half of 2008. Operating profits for the Materials businesses in Europe were flat for 2008, with a positive first half offset by generally weaker trading patterns in the second half. The Products business in Europe experienced increasingly difficult trading conditions, with a €27 million operating profit decline in the first six months followed by further declines in the second half to result in an overall decline of €99 million for the year. While first-half underlying operating profit in the Europe Distribution business was in line with 2007, weakening consumer confidence had an adverse impact in the second half with the overall decline in underlying profits amounting to €35 million.

CRH’s operations in the Americas had a challenging year in 2008 reporting a decline of €814 million in underlying revenue and a decline of €171 million in like-for-like operating profit. The Materials Division continued to achieve success in recovering higher energy and other input costs, but with significant like-for-like volume declines, underlying operating profit fell by €86 million. Throughout 2008, the negative developments in financial markets had a growing impact on previously resilient US non-residential demand, while residential activity continued to weaken with the Products businesses reporting falls of €291 million in revenue and €94 million in operating profits from underlying operations. While CRH’s Distribution operations in the Americas suffered from the decline in residential construction, effective pricing and revenue and overhead management resulted in underlying operating profit being €9 million higher than 2007.

Key Components of 2008 Performance

€ million	Revenue	Operating profit	Profit on disposals	Finance costs	Associates’ profit after tax	Pre-tax profit
2007 as reported	20,992	2,086	57	(303)	64	1,904
Exchange effects	(759)	(67)	(1)	17	1	(50)

2007 at 2008 exchange rates	20,233	2,019	56	(286)	65	1,854
Incremental impact in 2008 of:
—2007 acquisitions	1,372	70	—	(67)	2	5
—2008 acquisitions	530	53	—	(29)	2	26
Ongoing operations	(1,248)	(301)	13	39	(8)	(257)

2008 as reported	20,887	1,841	69	(343)	61	1,628

% change as reported	-%	-12%				-14%

Overall operating profit margin for the Group fell by 1.1 percentage points to 8.8% in 2008, with all segments except Europe Materials and Americas Distribution experiencing margin declines.

Reported 2008 pre-tax profit of €1,628 million includes the Group’s share of associates’ after tax profit of €61 million. The tax charge at 22.5% of the Group profit before tax decreased compared with 24.5% in 2007.

After income tax expense of €366 million (2007: €466 million), Group profit for 2008 amounted to €1,262 million, a decrease of 12% on 2007 Group profit of €1,438 million.

Segment review

Europe—Materials

2008 overview

					Analysis of change
	% of Group	2008	2007	Change	Organic	Acquisitions		Exchange
€ million						2007	2008
Sales revenue	18	3,696	3,651	+45	-205	+194	+74	-18
Operating profit	34	631	586	+45	+4	+19	+16	+6
Operating profit margin		17.1%	16.1%

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

The Netherlands

In the Netherlands, CRH’s cement trading, readymixed concrete and aggregates business, consolidated into Europe Materials in 2007, had a good first full year in 2008 in the Division and exceeded target returns.

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

Central/Eastern Europe

The Polish construction market experienced a good year in 2008. Increases in commercial and industrial construction compensated for a decline in infrastructure and public non-residential building and also in housing activity in the main cities. Cement volumes remained at 2007 levels. The concrete products businesses performed very well with increased volumes in readymixed concrete and pavers, although walling products were impacted by a slowdown in the residential sector. Overall in Poland, improved efficiencies and good input cost recovery resulted in improved margins and operating profit was up significantly on 2007 levels. In Ukraine, cement volumes grew strongly in the first half but fell back in the second half as political and economic difficulties intensified. However, better pricing and the use of coal in place of high cost natural gas resulted in higher operating profit.

Switzerland

Infrastructure and public non-residential spending increased in 2008 and more than compensated for declines in housing and industrial activity. Cement volumes were in line with 2007 levels but significant fuel cost increases were not fully recovered resulting in cement profits behind 2007. Margins in CRH’s readymixed concrete and aggregates business increased and the outcome was ahead of 2007. CRH’s combined Swiss operations delivered a satisfactory performance in 2008.

Iberia and Eastern Mediterranean

Construction activity in Spain fell significantly in 2008. New infrastructural projects in Catalonia benefited CRH’s operations in the second half of the year. However, the residential and non-residential sectors were particularly affected and despite adjusting capacity by consolidating locations, operating profit declined significantly. The Portuguese economy grew in 2008; however, construction declined with lower activity in all sectors. CRH’s Secil joint venture with three cement plants operated at full capacity taking advantage of strong export markets. Secil also enjoyed a positive performance in its activities outside Portugal and reported a good uplift in operating performance due to a favourable pricing environment and production efficiencies. Construction demand in the Southwest Aegean region of Turkey was somewhat negative and this, combined with increased competition, resulted in declining volumes and prices, and lower operating profit, from CRH’s joint venture Denizli Cement.

Asia

Sanling Cement in northeastern China achieved record volumes and improved factory efficiency in 2008. However, competitive pricing in the region resulted in a lower outcome. CRH’s 50% Indian joint venture, My

Home Industries Limited (“MHIL”), was included in CRH’s consolidated results from May 2008. The significant economic and construction growth in the Andhra Pradesh market continued as anticipated and MHIL performance was ahead of CRH’s expectations.

Europe—Products

2008 overview

	% of Group	2008	2007	Change	Analysis of change
					Organic	Acquisitions		Exchange
€ million						2007	2008
Sales revenue	18	3,686	3,628	+58	-143	+100	+172	-71
Operating profit	12	224	308	-84	-99	+6	+16	-7
Operating profit margin		6.1%	8.5%

Following a positive first quarter, CRH’s markets became increasingly difficult as the year progressed and its Products operations saw operating profit decline by 27% in 2008, impacted by €35 million of rationalisation costs.

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

Europe—Distribution

2008 overview

	% of Group	2008	2007	Change	Analysis of change
					Organic	Acquisitions		Exchange
€ million						2007	2008
Sales revenue	18	3,812	3,435	+377	-86	+269	+165	+29
Operating profit	11	194	212	-18	-35	+7	+9	+1
Operating profit margin		5.1%	6.2%

The effects of the worldwide financial crisis led to a slowdown in business activity as 2008 progressed. Revenue increased aided by contributions from eight acquisitions completed in 2008. However operating profit in 2008 declined by 8% compared with 2007.

Builders Merchants

Trading across CRH’s Builders Merchants operations which had a generally good first half year in 2008 weakened with the economic climate and organic revenue registered a decline of approximately 4%. In the Netherlands, after a relatively strong first six months, revenue weakened in the second half resulting in lower annual like-for-like revenue and operating profit compared with 2007. In France, CRH’s heritage operations in Ile-de-France (100%), Burgundy (58%) and Franche-Comté (58%) witnessed a slowdown which resulted in reduced revenue and profit. Compared to other Western European construction markets, the Swiss market showed some resilience. However, internal reorganisation costs resulted in a slightly disappointing outcome with profits down on 2007 despite higher revenue.

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

DIY

CRH’s DIY operations which were adversely affected by weakening consumer confidence in the first half of 2008 proved more robust through the second half as a result of strong management action.

In the Netherlands and Belgium, like-for-like revenue was flat in 2008 compared with 2007. Increased competition and promotional campaigns had a negative impact on margins; however, this was mitigated by tight cost control and sharp franchise formula management leading to only a modest decrease in operating profit.

In a very competitive market, in Germany, Bauking managed to keep costs under tight control which led to a slight decline in operating profit while maintaining a similar revenue level to 2007.

In Portugal, revenue increased during 2008 supported by the opening of 5 new stores; however, start-up losses for the new openings and difficult market conditions resulted in lower profits than in 2007. In Spain, market circumstances in Alicante/Valencia were very challenging and results were below expectations.

Americas—Materials

2008 overview

	% of Group	2008	2007	Change	Analysis of change
					Organic	Acquisitions		Exchange
€ million						2007	2008
Sales revenue	24	5,007	5,445	-438	-464	+332	+65	-371
Operating profit	25	462	570	-108	-86	+9	+8	-39
Operating profit margin		9.2%	10.5%

Americas Materials had a very challenging year in 2008 with unprecedented increases in bitumen and energy costs and a sharp decline in market volumes across all major business lines. Through effective pricing, energy management and cost cutting initiatives, the Division was able to limit the overall decline in US Dollar operating profit to 13% from 2007 levels, a solid result.

Overall energy costs increased by 41% in 2008 compared with 2007 despite lower volumes as prices surged during the construction season. The increase was mainly driven by bitumen, which experienced a 60% price increase from 2007 levels. The pricing of energy used at CRH’s asphalt plants, consisting of fuel oil, recycled oil and natural gas, increased by 45%. Diesel and gasoline jumped 38% and 19% respectively.

In order to offset the substantial jump in energy costs, selling prices were increased in 2008 across all CRH’s product lines with an 11% increase in aggregates pricing, a 28% increase in asphalt and a 4% increase in readymixed concrete. With the significant increases in selling prices and relatively fixed public infrastructure spending, highway paving volumes declined in 2008. Including acquisitions, aggregates volumes declined 16%, asphalt declined 10% and readymixed concrete dropped 7%. Heritage aggregates volumes showed a 17% drop with asphalt down 14% and readymixed concrete down 21%.

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

East

The Northeast division had a difficult year in 2008 mainly due to significant declines in New Jersey and Connecticut markets. In the Central division, companies in Ohio and Michigan experienced volume reductions consistent with its overall declines in aggregates and asphalt. However, with sound pricing initiatives, good bitumen purchasing, and effective cost controls, the division was able to achieve a good advance in profit. The Mid-Atlantic division saw its operating profit decrease slightly, due mainly to challenging markets in Pennsylvania and Delaware, with reduced demand and higher energy costs. The Southeast division experienced a difficult year with severe market declines leading to a sharp fall-off in operating profit.

West

The Southwest division was impacted in 2008 by volume declines in aggregates and rapidly escalating variable costs associated with asphalt production. Pro-active efforts to increase prices and reduce costs along with the successful integration of 2007 acquisitions resulted in an overall profit increase for this division. The Rocky Mountain/Midwest division moved profits ahead in 2008 due to strong demand and positive performance in western Colorado, Wyoming and South Dakota. The Midwest companies experienced a tougher year with a slower economy and poor highway activity in Minnesota. In the Northwest, worsening economies in Northern Idaho and Oregon had a severe impact on volumes and although favourable pricing somewhat softened the negative impact, profits fell sharply. The Staker Parson operations saw a significant drop-off in volumes from the very strong levels of 2007, reflecting a weakening economy in both Utah and Idaho.

Americas—Products

2008 overview

					Analysis of change
	% of Group	2008	2007	Change		Acquisitions		Exchange
€ million					Organic	2007	2008
Sales revenue	15	3,243	3,510	-267	-291	+223	+39	-238
Operating profit	13	238	340	-102	-94	+11	+4	-23
Operating profit margin		7.3%	9.7%

CRH’s Products businesses faced another tough year in 2008 with ongoing financial and credit market turmoil, further declines in new residential construction and a slowdown in non-residential markets. Significant cost reduction measures were implemented across CRH’s businesses which somewhat mitigated the impact of volume declines.

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

MMI

MMI’s sales volumes generally declined in 2008 because of reduced market activity. However, with benefits from rationalisation and cost reduction measures, profits improved markedly in 2008 helped by an enhanced view of value pricing and price increases in advance of rapidly increasing steel costs. Management responded to the decline in sales volumes through overhead reductions and rationalisation of the distribution network in its fencing business, and through closure of a manufacturing plant at its welded wire reinforcement (“WWR”) division. MMI also took action to enhance its leadership resources significantly during the year and recruited new senior level leadership for both the WWR and construction accessories operations.

South America

CRH’s operations in Argentina and Chile performed well in 2008 despite a deteriorating economic climate as 2008 progressed. In Argentina, operating profit from the ceramic tile and glass businesses was slightly down on 2007 levels. CRH’s Chilean glass business reported an improved outcome; a new state-of-the-art laminating facility started production in March 2008. The Santiago-based distributor of specialised building products, acquired in early 2008, was impacted by second-half currency devaluation of the Chilean peso.

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

Roofing/Siding (Exterior Products)

US petroleum-based roofing systems benefited from a surge in demand in 2008 due to hailstorms in southern and central US cities and a spike in petroleum costs to create a positive pricing environment for the Roofing/Siding division.

Interior Products

While Interior Products markets were challenging in 2008, with significant wallboard price deflation, the inclusion of a very positive full-year trading contribution from the November 2007 acquisition of Acoustical Materials Services in the western United States and Baja California, offset organic declines.

Overall Americas Distribution operating profit in 2008 increased 41% in US Dollar terms and operating margins advanced by over a full percentage point from 5.3% to 6.4%.

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

The significant accounting policies adopted by the Group are set out in the Statement of Significant Accounting Policies (pages F-7 to F-21), while the other Notes to the Financial Statements (pages F-22 to F-93) contain the disclosures required by IFRS as issued by the IASB.

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

For further discussion related to environmental matters, see “Item 4—Information on the Company—Government Regulations” on pages 25 to 26.

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

Taxation—current and deferred

The Group’s income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

Property, plant and equipment

The Group’s accounting policy for property, plant and equipment is critical because the carrying value of €8,535 million at 31st December 2009 represents a significant portion (42%) of total assets at that date.

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

Impairment of long-lived assets and goodwill

The impairment process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of, and if applicable the eventual disposition of, long-lived assets and goodwill, and regarding other factors to determine the fair value of the assets. Variables which management must estimate include: sales volumes, prices and growth, production and operating costs, replacement capital expenditure and trade working capital requirements, discount rates, market conditions and the term of any discounted cash flow models. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill is provided in Notes 13 and 14 to the Financial Statements on pages F-41 and pages F-43 to F-45 respectively.

The assumptions and conditions for determining impairments of long-lived assets and goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Pensions and other post-retirement benefits

The assumptions underlying the actuarial valuations from which the amounts recognised in the Consolidated Financial Statements are determined (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities are contained in Note 28 to the Financial Statements on pages F-68 to F-72. A 25-basis point increase in the expected long-term rate of return on scheme assets would increase scheme assets by €4 million and hence reduce the pension deficit before deferred tax as disclosed in Note 28 to the Financial Statements on page F-71 to €450 million.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods.

Liquidity and Capital Resources

Interest Cover Ratio

Management believes that the PBITDA interest cover based ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs.

While PBITDA/net interest cover for the year reduced to 6.1 times (2008: 7.8 times), it remained comfortably above the Group’s covenant levels and within the Group’s comfort range of 6 to 6.5 times.

Calculation of PBITDA Interest Cover Ratio

	2009	2008	2007
	€m	€m	€m
Net Interest
Finance revenue (a)	(122)	(160)	(170)
Finance costs (a)	419	503	473

Net interest expense	297	343	303

PBITDA (b)	1,803	2,665	2,860

	times
PBITDA interest cover ratio (PBITDA divided by net interest expense)	6.1	7.8	9.4

(a)	These items appear on the Consolidated Income Statement on page F-2.
(b)	See definition of PBITDA on page 2 and reconciliation to Group profit for the financial year on page 27.

Lender Covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. Calculations for financial covenants are completed for twelve-month periods ending quarterly on 31st March, 30th June, 30th September and 31st December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default.

The financial covenants are:

(1)	Minimum interest cover (excluding share of joint ventures) defined as EBITDA/net interest cover at no lower than 4.5 times.

(2)	Minimum interest cover (excluding share of joint ventures) defined as EBITDA plus rentals/net interest plus rentals at no lower than 3.0 times.

(3)	Maximum debt cover (excluding share of joint ventures) is defined as consolidated total net debt/EBITDA (taking into account pro-forma adjustments for acquisitions and disposals) at no higher than 3.5 times.

The definitions of EBITDA, net interest and net debt in the covenant agreements include certain specified adjustments to the amounts included in the Financial Statements. The ratios as calculated on an accounting basis are not materially different to those calculated on a covenant basis as disclosed in Note 23 to the Financial Statements on page F-57.

Liquidity and Capital Resources—2009 compared with 2008

Net debt for the Group at 31st December 2009, at €3.7 billion, was €2.4 billion lower than the €6.1 billion at the end of 2008. This reduction reflects the strong cash generation characteristics of the Group, which combined with the €1.24 billion of proceeds from the Rights Issue and a positive translation adjustment of €0.1 billion, more than offset the impact of the total €1.0 billion spent on acquisitions, investments and capital projects and the €0.4 billion cash dividends paid during the year.

The comments below refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page F-6.

Cash flows from operating activities

The changes in Group operating profit are discussed in the review of results by reporting segment above. Net finance costs for the year of €297 million are lower than last year (2008: €343 million) reflecting the strong operating cash flow for the year and benefits from the Rights Issue.

The increased charges for depreciation and amortisation mainly reflect the impact of increased impairment charges of €41 million in 2009 (2008: €14 million).

The Group has maintained an intense focus on cash generation throughout 2009, and the net working capital decrease (cash inflow) of €783 million represents a further excellent performance in managing receivables and payables in a challenging environment. This compares with a net working capital increase (cash outflow) of €57 million in 2008. The key components of the movement in working capital are analysed in Note 20 to the Financial Statements on page F-49.

Interest payments of €294 million were €77 million lower than 2008 due to the lower average gross debt levels in 2009.

The effective tax rate for the year, at 18.3% of pre-tax profit, decreased compared with 2008 (22.5%). The decline in the tax charge largely reflects lower taxable profits in a number of jurisdictions where higher tax rates apply. Tax payments in 2009 of €104 million (2008: €322 million) were lower as a result of the sharp reduction in pre-tax profits.

Cash flows from investing activities

Capital expenditure of over €0.5 billion represented 3% of Group revenue (2008: 5%) and amounted to 0.67 times depreciation of €794 million (2008: 1.33 times). Of the total capital expenditure, 66% was invested in Europe with 34% in the Americas. Our capital expenditure included approximately €0.15 billion and €0.25 billion of investment in major cement plants in 2009 and 2008 respectively. A summary of the Group’s future purchase commitments as at 31 December 2009 for property, plant and equipment are set out in Note 13 to the Financial Statements (page F-41)

Spend on acquisitions and investments in 2009 amounted to €0.458 billion, a significant reduction compared with the €1.1 billion spent in 2008. This reflected a deliberate curtailment of development activity from mid-2008 as the economic environment deteriorated. Details of the acquisitions completed during 2009 are set out in Note 32 to the Financial Statements (pages F-80 to F-84)

Cash flows from financing activities

In March 2009, the Group issued approximately 152 million new Ordinary Shares by way of a Rights Issue, on the basis of 2 new Ordinary Shares for every 7 existing Ordinary Shares at €8.40 per new Ordinary Share, generating €1.24 billion net of expenses. Proceeds from issues under Group share option and share participation schemes amounted to €60 million.

In both 2009 and 2008 the Employee Benefit Trust purchased 0.1 million shares to satisfy share option exercises. Share purchases in 2008 also reflected the acquisition of approximately 18.2 million shares under the share purchase programme which was announced in January 2008; the Group announced the termination of this programme in November 2008. In 2009, 3.9 million (2008: 2.0 million) of these shares were used to satisfy the exercise of share options.

The increase in dividends paid reflects the 1% increase in the final 2008 dividend which was paid in May 2009, together with the impact on the interim 2009 dividend paid in October 2009 of the 152 million additional shares in issue following the March 2009 Rights Issue. The interim dividend per share for 2009 of 18.5c was held in line with the interim dividend per share for 2008.

Cash and cash equivalents

Cash and cash equivalents increased by €573 million to €1,372 million at 31st December 2009 from €799 million at 31st December 2008 with net cash inflows of €593 million and a negative foreign exchange translation of €20 million. Currency analysis of the cash and cash equivalents is detailed in Note 25 to the Financial Statements on pages F-60 to F-64.

Borrowings and Credit Facilities

Year-end net debt of €3,723 million (2008: €6,091 million) includes €114 million (2008: €153 million) in respect of the Group’s proportionate share of net debt in joint venture undertakings. Details of the components of net debt are set out in Note 25 to the Financial Statements on pages F-60 to F-64.

At the end of 2009, 77% of the Group’s net debt was at interest rates which were fixed for an average period of 5.9 years. The euro accounted for approximately 31% of net debt at the end of 2009 and 117% of the euro component of net debt was at fixed rates. The US Dollar accounted for approximately 59% of net debt at the end of 2009 and 69% of the US Dollar component of net debt was at fixed rates.

The Group finished the year in a very strong financial position with 98% of the Group’s gross debt drawn under committed term facilities, 95% of which mature after more than one year. In addition, at year-end the Group held €1.6 billion of undrawn committed facilities, which had an average maturity of 2 years. At year-end 2009, 96% of the Group’s cash, short-term deposits and liquid resources had a maturity of six months or less.

In May 2009, CRH completed its first transaction on the Eurobond market with the successful issue of €750 million five-year notes with a coupon of 7.375%.

Additional information on the type of financial instruments used, the maturity profile of debt, guarantees given, currency and interest rate structure, treasury policies and objectives, loan covenants and cash equivalents is disclosed in Notes 21-25 of the Financial Statements.

Shareholders Equity

Total shareholders’ equity (capital and reserves attributable to CRH’s equity shareholders) increased by €1.55 billion to €9.637 billion during 2009 reflecting the proceeds of €1.24 billion from the March 2009 Rights Issue. The total movements in equity for the year are analysed in the Consolidated Statement of Changes in Equity (a new primary financial statement) on page F-5.

Liquidity and Capital Resources—2008 compared with 2007

The comments below refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page F-6. The changes in Group operating profit are discussed in the review of results by reporting segment above.

While spending a total of over €2 billion on acquisitions, investments and capital projects in 2008, the strong cash generation characteristics of the Group, partly offset by an adverse translation adjustment of €240 million, limited the increase in net debt to €928 million.

Cash flows from operating activities

The increased charges for depreciation and amortisation mainly reflect the impact of acquisitions completed in 2007 and 2008.

Interest payments of €371 million in 2008 were €19 million higher than in 2007 due to higher average gross debt levels related to development activity. PBITDA/net interest cover for the year remained strong at 7.8 times (2007: 9.4 times), above the Group’s comfort range of 6 to 6.5 times.

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

Cash flows from investing activities

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

Cash flows from financing activities

Proceeds from issue of shares comprise issues under Group share option and share participation schemes of €6 million (2007: €36 million).

The outflow of €414 million in respect of ordinary shares purchased in 2008 reflects the repurchase of approximately 18.2 million Ordinary Shares under the share purchase programme which was announced in January 2008 and terminated in November 2008. Two million of these Ordinary Shares were used to satisfy the exercise of share options during the year. During 2007, the Group purchased 310,000 existing Ordinary Shares in respect of commitments under the Performance Share Plan at a cost of €10 million; the remainder (€21 million) represented the net cost to the Group of share options exercised during the year.

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

Working Capital

Due to the seasonal nature of CRH’s business, working capital movements exhibit a high degree of weather dependency and can significantly increase when measured during the peak season, generally May to September. The outflow as measured at 30th June 2009 amounted to €87 million (2008: €594 million), compared to an inflow of €783 million at the year end (2008: €57 million outflow).

CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2010.

Material Commitments for Capital Expenditure

A summary of the Group’s future purchase commitments as at 31st December 2009 for capital expenditure are set out in Note 13 to the Financial Statements (page F-41). These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

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

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred acquisition consideration and pension scheme contribution commitments at 31st December 2009 is as follows:

Payments due by period	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	€m	€m	€m	€m	€m
Gross debt *	377	1,332	1,400	1,911	5,020
Finance leases	4	4	2	3	13
Estimated interest payments on contractually-committed debt and finance leases **	324	546	383	465	1,718
Operating leases	230	313	193	358	1,094
Purchase obligations	267	70	4	6	347
Deferred acquisition consideration	32	30	21	30	113
Pension scheme contribution commitments	11	15	13	19	58

	1,245	2,310	2,016	2,792	8,363

*	Of the €5.0 billion total gross debt, €0.3 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.
**	These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance.

Trend Information—2010

CRH expects a difficult demand backdrop through much of 2010 with continuing declines in non-residential activity across our markets not helped by a poor start to the year as a result of prolonged severe weather in Europe and North America during January and February

In Europe, concerns remain relating to fiscal deficits in a number of countries, although some markets have proved resilient. In Poland, which has weathered the economic downturn better than many other European countries, our operations are well-placed to benefit from infrastructure-driven growth in 2010. In the United States, recent data releases on residential construction activity have been below expectations and the likely timing of recovery in US residential activity remains unclear. On infrastructure, the extension of the SAFETEA-LU Federal Highway funding programme has been recently approved. Recent euro-weakness and the relative strengthening of the Polish Zloty and US Dollar compared with 2009 will, if maintained, be beneficial in 2010.

The significant adjustments to our cost base achieved over the past three years and our ongoing restructuring measures, together with our substantial balance sheet capacity, have strengthened the Group operationally and position CRH well to respond to upside demand developments and to avail of value-enhancing acquisition opportunities as these arise across our markets.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors manages the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors and Senior Management

G.A. Culpepper CPA, BA, MBA

Finance Director

Glenn Culpepper was appointed Finance Director and became a CRH Board Director in January 2009. A United States citizen, he joined CRH in 1989. From 1995 to 2008 he served as Chief Financial Officer of Oldcastle Materials. Prior to that he held a variety of operational, development and financial roles in the Group’s United States operations. He started his career with a leading international accountancy practice. (Aged 54).

W.P. Egan

Non-executive Director

Bill Egan became a non-executive Director in January 2007. A United States citizen, he is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is a director of Cephalon, Inc. and the Irish venture capital company Delta Partners Limited. He also serves on the boards of several communications, cable and information technology companies. He is Past President and Chairman of the National Venture Capital Association. (Aged 65).

U-H. Felcht

Non-executive Director

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May of 2006, Chief Executive of Degussa AG, Germany’s third largest chemical company. He is a partner in the private equity group One Equity Partners Europe GmbH, Chairman of the Supervisory Board of Deutsche Bahn AG and a member of the Supervisory Boards of Jungbunzlauer Holding AG and Süd-Chemie Aktiengesellschaft. (Aged 63).

N. Hartery CEng, FIEI, MBA

Non-executive Director

Nicky Hartery became a non-executive Director in June 2004. He was, until October 2008, Vice President of Manufacturing, Business Operations and Customer Experience for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States. He is a director of Musgrave Group plc and the Target Account Selling Group Limited and a former director of Eircom Limited. (Aged 58).

J.M. de Jong

Non-executive Director

Jan Maarten de Jong became a non-executive Director in January 2004. A Dutch national, he is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He is also a director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and KBC Bank N.V. (Aged 64).

J.W. Kennedy M.Sc, BE, C.Eng, FIEE

Non-executive Director

John Kennedy became a non-executive Director in June 2009. He is Chairman of Wellstream Holdings plc, a company in the energy services field. In a 30 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a director of the UK Atomic Energy Authority, Integra Group and is non-executive Chairman of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Fluid Power Limited. (Aged 60).

M. Lee BE, FCA

Chief Executive

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 28 years’ experience of the building materials industry and of CRH’s international expansion. He was appointed Group Chief Executive with effect from 1st January 2009. (Aged 56).

K. McGowan

Chairman

Non-executive Director

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He is a director of Elan Corporation plc and Charles Schwab Worldwide Funds plc. He was Chief Executive of IDA Ireland (Ireland’s inward investment promotion agency) from 1990 to 1998 and has served as President of the Irish Management Institute and as Chairman of the Governing Authority of University College Dublin. (Aged 66).

A. Manifold FCPA, MBA, MBS

Chief Operating Officer

Albert Manifold was appointed Chief Operating Officer of CRH and to the CRH Board in January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director, Europe Materials. (Aged 47).

T.V. Neill MA, MSc (Econ.)

Non-executive Director

Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting’s global board. He is a member of the Court of Bank of Ireland and a director of United Business Media Limited. He is also a member of the Governing Body of the London Business School, where he is Chair of the Finance Committee, and of the Trinity Foundation Board. (Aged 64).

D.N. O’Connor BComm, FCA

Non-executive Director

Dan O’Connor became a non-executive Director in June 2006. He was, until March 2006, President and Chief Executive Officer of GE Consumer Finance—Europe and a Senior Vice President of GE. He is Executive Chairman of Allied Irish Banks plc. (Aged 50).

J.M.C. O’Connor B.Soc. Sc., M.Soc. Sc., PhD

Non-executive Director

Joyce O’Connor became a non-executive Director in June 2004. She is the founder President and President Emeritus of the National College of Ireland. She currently chairs the Dublin Inner City Partnership. She is a board member of the Government Task Force on Active Citizenship and an Eisenhower Fellow. She is former chair of the Digital Hub Development Agency, the Expert Group on Mental Health Policy, the National Career Guidance Forum and the Further Education and Training Awards Council (FETAC). (Aged 63).

W.I. O’Mahony BE, BL, MBA, FIEI

Non-executive Director

Liam O’Mahony joined CRH in 1971 and was appointed a Board Director in 1992. He held various senior management positions in the Group, including Managing Director, Republic of Ireland and UK Group companies, Chief Executive of American operations and Group Chief Executive. He retired as an executive at the end of 2008 and continued as a Board member in a non-executive capacity. He is Chairman of Smurfit Kappa Group plc and IDA Ireland, a director of Project Management Limited and a member of The Irish Management Institute Council. (Aged 63).

M.S. Towe

Chief Executive Officer, Oldcastle, Inc.

Mark Towe was appointed a CRH Board Director with effect from 31st July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. in July 2008. With 36 years of experience in the building materials industry, he has overall responsibility for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas. (Aged 60).

Corporate Governance

CRH has primary listings on the Irish and London Stock Exchanges and its American Depository Receipts are listed on the New York Stock Exchange (NYSE).

The Directors are committed to maintaining the highest standards of corporate governance and the Board practices below describes how CRH applies the main and supporting principles of section 1 of the Combined Code on Corporate Governance (June 2008) published by the Financial Reporting Council in the UK. A copy of the Combined Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Board Practices

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

The Group has a Directors’ and Officers’ liability insurance policy in place, which indemnifies the Directors in respect of legal action taken against them.

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are four executive and ten non-executive Directors. Biographical details are set out on pages 55 to 57. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

Directors are appointed for specified terms and subject to the Memorandum and Articles of Association of the Company.

Independence

All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards and the Board has determined that each of the non-executive Directors is independent. In reaching that conclusion, the Board has considered the principles relating to independence contained in the Combined Code, the guidance provided by a number of shareholder voting agencies, and has taken the view that independence is determined by a Director’s character, objectivity and integrity. Those principles and guidance address a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships. However, they also make clear that a Director may be considered independent notwithstanding the presence of one or more of these factors. In the case of Mr. Liam O’Mahony, the Board took account of his service as a former executive of the Company and was satisfied that this did not compromise his ability to exercise independent judgement and to act in the best interests of the Group.

Chairman

Mr. Kieran McGowan has been Chairman of the Group since May 2007. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the Combined Code. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. McGowan holds a number of other directorships (see details on page 56), the Board considers that these do not interfere with the discharge of his duties to CRH.

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

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors’ Remuneration on pages R-1 to R-12. The 2009 Report will be presented to shareholders for the purposes of an advisory non-binding vote at the Annual General Meeting to be held on 5th May 2010.

Share ownership and dealing

Details of the shares held by Directors are set out on page R-12.

CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated prohibited periods and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the Irish Stock Exchange and the UK Listing Authority.

Performance appraisal

The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director.

A review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team.

Directors’ retirement and re-election

The Board has determined that a non-executive Director who has served on the Board for more than nine years, or who has been a former executive of the Company, will be subject to annual re-election. At least one-third of Directors retire at each Annual General Meeting and Directors must submit themselves to shareholders for re-election every three years. Re-appointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal, which is overseen by the Nomination Committee.

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

Meetings

There were eight full meetings of the Board during 2009. Details of Directors’ attendance at those meetings are set out in the table below. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2009, these visits were to Finland and to Tampa, Florida in the United States. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings.

Attendance at Board and Board Committee meetings during the year ended 31 December 2009

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
G.A. Culpepper	8	8	1	1			5	5
W.P. Egan	8	8							4	4	8	8
U-H. Felcht	8	8			14	12	6	5
N. Hartery	8	8							4	3	8	8
J.M. de Jong	8	8			14	14
J.W. Kennedy (appointed 24th June 2009)	4	4							1	1	2	2
M. Lee	8	8	1	1			6	6	4	4
K. McGowan	8	8	1	1			6	6	4	4	8	8
A. Manifold	8	8	1	1
T.V. Neill	8	8	1	—	5	5			4	4	8	8
D.N. O’Connor	8	7	1	—	14	12
J.M.C. O’Connor	8	8			14	14
W.I. O’Mahony	8	8	1	1			6	5
M.S. Towe	8	8

Column A—indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B—indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

The non-executive Directors met twice during 2009 without executives being present.

Committees1

The Board has established five permanent Committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

1	The terms of reference of these committees comply fully with Combined Code requirements; CRH considers that they are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group’s website, www.crh.com. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee is set out below. Attendance at meetings held in 2009 is set out in the table on page 60.

Acquisitions	Audit	Finance	Nomination	Remuneration
K. McGowan, Chairman	J.M. de Jong, Chairman *	K. McGowan, Chairman	K. McGowan, Chairman	T.V. Neill, Chairman
G.A. Culpepper	U-H. Felcht	G.A. Culpepper	W.P. Egan	W.P. Egan
M. Lee	D.N. O’Connor *	U-H. Felcht	N. Hartery	N. Hartery
A. Manifold	J.M.C. O’Connor	M. Lee	J.W. Kennedy	J.W. Kennedy
T.V. Neill		W.I. O’Mahony	M. Lee	K. McGowan
D.N. O’Connor			T.V. Neill
W.I. O’Mahony

*	Audit Committee Financial Expert.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The Audit Committee consists of four non-executive Directors, considered by the Board to be independent 2. The Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O’Connor are the Committee’s financial experts. It will be seen from the Directors’ biographical details, appearing on pages 55 to 57, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met fourteen times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The external auditors attend as required and have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

The main role and responsibilities are set out in written terms of reference and include:

•	monitoring the integrity of the Group’s financial statements and reviewing significant financial reporting issues and judgements contained therein;

•	reviewing the effectiveness of the Group’s internal financial controls;

•	monitoring and reviewing the effectiveness of the Group’s internal auditors;

•	making recommendations to the Board on the appointment and removal of the external auditors and approving their remuneration and terms of engagement;

•	seeking to ensure co-ordination of the work of the external auditors with the activities of the internal audit function;

2	The Board has determined that all of the Non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A 3 of the rules of the Securities and Exchange Commission.

•	monitoring and reviewing the external auditors’ independence, objectivity and effectiveness, taking into account professional and regulatory requirements; and

•	reviewing the Company’s procedures for detecting fraud.

These responsibilities are discharged as follows:

•	the Committee reviews the trading statements usually issued by the Company in January and July and the interim management statements issued in May and November;

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

•

the Head of Internal Audit also reports to the Committee on other issues including, in the year under review, updates in relation to Section 404 of the Sarbanes-Oxley Act 2002 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters (A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the United States Securities and Exchange Commission’s website, www.sec.gov); and

•

the Committee receives copies of periodic assessments of the Internal Audit function, which are carried out by management and validated by an independent third party assessor, and receives updates on the status of the implementation of any resulting recommendations.

In trading and interim management statements issued during 2009 and to date in 2010, updates on the annualised savings under Group cost-reduction programmes were announced. The Head of Internal Audit was asked to review these savings and related costs to implement, and has reported his findings to the Committee.

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment or to seek other competitive bids for the audit. These include:

•	the quality of reports provided to the Audit Committee and the Board, and the quality of advice given;

•	the level of understanding demonstrated of the Group’s business and industry;

•	the objectivity of the auditors’ views on the financial controls around the Group and their ability to co-ordinate a global audit, working to tight deadlines; and

•	the results of formal evaluations of the auditors, which the Audit Committee has decided should be carried out every five years with periodic interim reviews.

Ernst & Young have been the Group’s auditors since 1988. Following an evaluation carried out in 2009, the Committee has recommended to the Board that Ernst & Young be retained as the Group’s external auditors. There are no contractual obligations which act to restrict the Audit Committee’s choice of external auditor.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

•	seeking confirmation that the auditors are, in their professional judgement, independent from the Group;

•	obtaining from the external auditors an account of all relationships between the auditors and the Group;

•

monitoring the Group’s policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit, monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors’ judgement or independence;

•	considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors’ judgement or independence; and

•	reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors’ judgement or independence.

The Group has a policy3 governing the conduct of non-audit work by the auditors. Under that policy, the auditors are prohibited from performing services where the auditors:

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

The Group audit engagement partner rotates every five years. Details of the amounts paid to the external auditors during the year for audit and other services are set out in Note 4 to the Financial Statements on page F-28.

The Terms of Reference of the Audit Committee are reviewed annually. They were updated in December 2009 in relation to membership of the Committee, fraud detection, extending the Committee’s responsibilities in overseeing the relationship with the external auditor and in respect of other minor amendments.

The Finance Committee, which advises the Board on the financial requirements of the Group and on appropriate funding arrangements:

•	considers and makes recommendations to the Board in relation to the issue of shares/debt instruments, share/bond buy-backs and bank financing;

3	The Group has a pre-approval policy in respect of audit-related and non-audit services to be provided by the auditors. The Committee may give general pre-approval for a category or type of services, or specific approval for a particular service may be required. Unless varied by the Committee, the term of any general pre-approval is twelve months from the date of pre-approval.

•	considers and makes recommendations to the Board in relation to dividend levels on the Ordinary Shares;

•	keeps the Board advised of the financial implications of Board decisions in relation to acquisitions; and

•	assists management, at their request, in considering any financial (including taxation) aspect of the Group’s affairs.

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

During 2009, the Committee identified, and recommended to the Board, a suitable candidate for appointment as a non-executive Director.

The Terms of Reference of the Nomination Committee, which were updated in December 2009 in relation to membership of the Committee, are reviewed annually.

The Remuneration Committee, which consists solely of non-executive Directors considered by the Board to be independent:

•	determines the Group’s policy on executive remuneration;

•	determines the remuneration of the executive Directors;

•	monitors the level and structure of remuneration for senior management; and

•	reviews and approves the design of all share incentive plans[4].

The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Committee oversees the preparation of the Report on Directors’ Remuneration.

In 2009, the Committee determined the salaries of the executive Directors and awards under the performance-related incentive plans; approved the terms of a long-term incentive plan (2009-2013) for the Chief Executive; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management and the conditional allocation of shares under the Performance Share Plan. In addition, the Committee approved the partial release of awards made under the Performance Share Plan in 2006. Details of the factors taken into account when assessing the level of vesting under the Performance Share Plan are set out in the Report on Directors’ Remuneration on pages R-2 to R-3.

4	All share incentive plans, and any material revisions to such plans, are approved by shareholders. CRH complies with Irish requirements, which are similar to the NYSE rules. The CRH Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

Also in 2009, the Committee, with the assistance of external advisers, undertook a review of the Company’s compensation arrangements for executive Directors and senior managers. Further commentary on this review is contained in the Report on Directors’ Remuneration on page R-3.

The Terms of Reference of the Remuneration Committee, which were updated in February 2010 in relation to membership of the Committee, are reviewed annually.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in environmental, health, safety and social performance is a daily key priority of line management. Group policies and implementation systems are described in detail in the CSR Report on the Group’s website, www.crh.com. During 2009, CRH was again recognised by several key rating agencies as being among the leaders in its sector in respect of sustainability performance.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees.5 The Code is available on the Group’s website, www.crh.com. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

Communications with Shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. Conference calls are held following the issuance of trading statements, interim management statements and major announcements by the Group, which afford Directors the opportunity to hear investors’ reactions to the announcements and their views on other issues.

Trading statements are usually issued in January and July and interim management statements are issued in May and November. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

During 2009, the Board received reports from management on the issues raised by investors in the course of presentations following the annual and interim results.

The Group’s website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, the CSR Report, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges. Webcasts of key investor briefings are broadcast live and are made available as recordings in the News & Media section.

In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

5	Including the Chief Executive and senior financial officers. The Code promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures and compliance with applicable governmental laws, rules and regulations and complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act.

General Meetings

The Company’s Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2009 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by means of an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company’s website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the passing of a special resolution must be called by at least twenty-one clear days’ notice. Provided shareholders have passed a special resolution at the immediately preceding AGM and the Company continues to allow shareholders to vote by electronic means, an EGM to consider an ordinary resolution may, if the Directors deem it appropriate, be called at fourteen clear days’ notice.

A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a general meeting of the Company, other than special resolutions, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast.

Shareholders have the right to attend, speak, ask questions and vote at general meetings. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice of a general meeting. Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the meeting. A shareholder, or a group of shareholders, holding at least 5% of the issued share capital of the Company, has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for inclusion in the agenda of a general meeting, subject to any contrary provision in Irish company law.

The Group’s website, www.crh.com, contains answers to questions frequently asked by shareholders, including questions regarding shareholder rights in respect of general meetings. The FAQ can be accessed in the Investor Relations section of the website under ‘Shareholder Services’.

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

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the Financial Statements. This had regard to the material risks that could affect the Group’s business (as outlined on pages 5 to 10), the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Going Concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in Items 3 and 4 above. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in Item 5 above. In addition, Notes 21 to 25 to the Financial Statements include the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully despite the current uncertain economic outlook.

The Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Financial Statements.

Compliance

In the period under review, CRH complied with the provisions set out in section 1 of the Combined Code. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Employees

The average number of employees for the past three financial years is disclosed on Note 6 to the Financial Statements on page F-29. The reduction in average employees in 2009 is due to market circumstance and cost reduction initiatives highlighted in Item 5 — Operating and Financial Review and Prospects.

No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

Share Plans

The Group operates share option schemes, share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. A brief description of these plans is outlined below.

2000 Share Option Schemes

At the Annual General Meeting held on 3rd May 2000, shareholders approved Share Option Schemes replacing the schemes which were approved in May 1990. There are two elements to the Option Scheme, a “basic tier” and a “second tier”.

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

Under the second tier, options up to a further 5% of the issued ordinary share capital, from time to time, may be granted, but may only be exercised if demanding performance targets are met. In effect, second tier options may only be exercised if, over a period of at least five years subsequent to the granting of a second tier option, the growth in EPS exceeds growth in the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable. In light of the introduction of the Performance Share Plan, which was approved by shareholders on 3rd May 2006, the Remuneration Committee has decided that no further second tier options will be granted under the Option Schemes; however, basic tier options will continue to be issued.

Principal features

No option may be granted later than ten years from the date of approval by the shareholders at the Annual General Meeting held on 3rd May 2000 (“Adoption Date”).

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

Proposed 2010 Share Option Scheme

See the Report on Directors’ Remuneration pages R-3 to R-4.

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

During the ten-year period commencing on 3rd May 2000, the total number of shares which may be issued in respect of the Share Option Schemes, the Savings-Related Share Option Schemes, the Share Participation Schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued ordinary share capital from time to time.

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

1,607,115 Ordinary Shares have been issued* pursuant to the 2000 Savings-Related Share Option Schemes.

Proposed 2010 Savings-Related Share Option Scheme

The 2000 Savings-related Share Option Schemes are valid for a period of 10 years and expire in May 2010. It is proposed to seek approval from shareholders at the 2010 Annual General Meeting to establish new savings-related share option schemes in Ireland and the United Kingdom, in accordance with the legislation currently in place in those jurisdictions, and, where applicable, to establish schemes in other jurisdictions similar in substance to the savings-related share option schemes.

Share Participation Schemes

At the Annual General Meeting on 13th May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 25th March 2010, 6,820,131 Ordinary Shares had been issued* pursuant to the Share Participation Schemes.

Performance Share Plan

See the Report on Directors’ Remuneration pages R-2 to R-3.

*	Including shares satisfied by the re-issue of Treasury Shares

Share Ownership by Directors

See the Report on Directors’ Remuneration pages R-1 to R-12.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal person severally or jointly. The major shareholders do not have different voting rights.

As at 25th March 2010, the Company had received notification of the following interests in its ordinary share capital:

Name	Holding	%
Capital Research and Management Company (CRMC)	84,225,434	12.05
BlackRock Inc.	28,091,986	4.02
UBS AG	26,380,604	3.77

On 3rd February 2010, The Capital Group International, Inc., which notifies its holding independently of CRMC, notified the Company that its interest in the Company had fallen below 3%.

On 7th January 2010, The Growth Fund of America, Inc. (GFA) advised the Company that, with effect from 1st January 2010, it no longer exercised voting rights in respect of its holding of 30,131,457 shares (4.31%). CRMC has separately advised that, with effect from 1st January 2010, it has been granted proxy voting authority by various Capital Group funds, including GFA, that previously voted independently from CRMC.

On 22nd July 2009, Irish Life Investment Managers notified the Company that its interest in the Company had fallen below 3%.

BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

The equivalent disclosure as at 30th April 2009 was as follows:

Name	Holding	%
UBS AG	26,380,604	3.84
Irish Life Investment Managers	22,568,445	3.29
The Capital Group International, Inc.	20,863,228	3.04

The Capital Group International, Inc. and Irish Life Investment Managers have stated that these shares are not beneficially owned by them.

Bank of Ireland Asset Management Limited notified the Company on 30th April 2009 that its interest in the capital of the Company had fallen below 3%.

FMR LLC and Fidelity International Limited informed the Company on 14th April 2009 that the holdings of FMR LLC and Fidelity International Limited, which previously had been reported jointly, had been disaggregated and would be reported separately in future. The aggregate interest of both FMR LLC and Fidelity International Limited in the capital of the Company is below 3%.

Capital Research and Management Company notified the Company on 11th December 2008 that its interest in the capital of the Company had fallen below 3%.

The number of shareholders with US addresses (excluding ADS record holders) as at 25th March 2010 was 296 with a shareholding of 1,825,225 shares.

On 25th March 2010, 15,950,362 American Depositary Shares (equivalent to 15,950,362 Ordinary Shares or 2.28% of the total outstanding Ordinary Shares excluding Treasury Shares) were outstanding and were held by 62 record holders.

Related Party Transactions

See Note 33 to the Financial Statements (pages F-84 to F-85).

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

For details of the dividends paid and proposed in respect of the current and proceeding years see “Item 3—Key Information” and Note 11 to the Financial Statements.

Significant Changes

No significant changes have occurred since the date of the annual financial statements.

ITEM 9—THE OFFER AND LISTING

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

American Depositary Shares (“ADSs”), each representing one Ordinary Share, are listed on the New York Stock Exchange (“NYSE”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon (the “Depositary”) as Depositary under an Amended and Restated Deposit Agreement dated 28th November 2006. Prior to this date the Depositary was Citibank, N.A. Each ADS represents one Ordinary Share of the Company. The ticker symbol for the ADSs on the NYSE is CRH (prior to 31st March 2006, CRH’s ADSs were quoted on the NASDAQ National Market under the ticker symbol CRHCY).

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported in The NASDAQ National Market monthly statistical reports through 2005 and as reported on the NYSE composite tape from 2006 through 25th March 2010.

	Euro per Ordinary Share*		US Dollars per ADS*
	High	Low	High	Low
NASDAQ listing period
Calendar Year
2005	22.41	17.01	28.05	21.97

NYSE listing period
Calendar Year
2006	28.69	20.15	41.30	26.03
2007	34.44	19.76	48.01	29.30
2008	24.50	12.44	37.78	15.73
2009	20.70	11.50	30.53	17.37

2008
First Quarter	24.50	19.71	37.78	29.54
Second Quarter	23.25	15.24	36.30	24.28
Third Quarter	17.65	12.53	26.13	17.95
Fourth Quarter	18.85	12.44	26.92	15.73

2009
First Quarter	18.44	11.50	25.02	17.37
Second Quarter	20.61	15.71	27.12	21.08
Third Quarter	20.70	14.46	30.01	21.25
Fourth Quarter	20.54	16.20	30.53	23.98

Recent Months
September 2009	20.70	16.66	30.01	23.01
October 2009	20.54	16.61	30.53	24.25
November 2009	18.41	16.20	27.34	23.98
December 2009	19.83	16.80	28.66	25.51
January 2010	19.52	16.94	28.48	24.12
February 2010	17.96	16.42	25.31	22.65
March 2010 (through 25th March 2010)	19.08	16.45	25.81	22.92

*	Ordinary Share and ADS data for 2005 to 2009 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

For information on the type and general character of CRH shares see Note 30 to the Financial Statements.

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

5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for the winding-up of the Company or otherwise affecting their rights and privileges. Dividends on the 5% Cumulative Preference Shares are payable half yearly on 15th April and 15th October in each year.

7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and priority in a winding-up to repayment of capital, both subject to the rights of the holders of the 5% Cumulative Preference Shares but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is six months in arrears or a resolution is proposed for, among others, the winding-up of the Company, the reduction of the capital of the Company or the abrogation of any special rights or privileges of any preference shares. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half yearly on 5th April and 5th October in each year.

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

2010 Changes

At the Annual General Meeting to be held on 5th May 2010, the approval of shareholders will be sought for proposed changes to the Articles of Association, as follows:

Resolution 12 to be proposed at the Annual General Meeting is a special resolution and seeks shareholders’ approval for certain changes to the Articles of Association. The proposed amendments set out in paragraphs (a) to (f) of the resolution will update the Articles and also make them consistent with the Shareholder Rights (Directive 2007/36/EC) Regulations 2009 by:

•	amending the definitions to reflect recent legislative changes;

•

allowing for the convening of shareholder meetings to consider an ordinary resolution at 14 days’ notice provided that the Company offers shareholders the facility to vote electronically and provided that shareholders agree to this at a general meeting. Shareholders’ consent must be sought by way of a special resolution. Any consent given is valid only up to the date of the next annual general meeting and must, therefore, be renewed every year;

•

requiring that, where a member wishes to table a draft resolution in respect of an extraordinary general meeting under Section 133(1)(b) of the Companies Act 1963, notice of the resolution shall be received by the Company in hardcopy form or in electronic form at least 14 days before the extraordinary general meeting to which it relates;

•	removing the casting vote of the Chairman at general meetings of the Company;

•	clarifying that shareholders need not vote all of their shares in the same way;

•	allowing the Directors to implement procedures for voting electronically or by correspondence and for the real-time transmission of general meetings via the internet; and

•	allowing for the fixing of a record date and time which shall determine the eligibility of shareholders to participate and vote at general meetings.

Paragraph (g) of Resolution 12 re-numbers the Articles of Association and all cross references therein to reflect the amendments provided for in paragraphs (a) to (f).

Material Contracts

Not applicable.

Exchange Controls

Certain aspects of CRH’s international monetary operations outside the EU were, prior to 31st December 1992, subject to regulation by the Central Bank of Ireland. These controls have now ceased. There are currently no Irish foreign exchange controls, or other statute or regulations that restrict the export or import of capital, that affect the remittance of dividends, other than dividend withholding tax on the Ordinary Shares, or that affect the conduct of the Company’s operations.

Taxation

The following summary outlines certain aspects of US federal income and Republic of Ireland tax law regarding the ownership and disposition of ADSs or Ordinary Shares. Because it is a summary, holders of ADSs or Ordinary Shares are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or investors whose functional currency is not the US Dollar), some of which may be subject to special rules. The statements regarding US and Irish laws set forth below are based, in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their terms.

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

Taxation of Dividends paid to US Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from the Company. On the payment of dividends, the Company is obliged to withhold a Dividend Withholding Tax (“DWT”). The rate at present is 20% of the dividend payable.

Dividends paid by the Company to a US tax resident individual will be exempt from DWT, provided the following conditions are met:

1.	The individual (who must be the beneficial owner) is resident for tax purposes in the US (or any country with which Ireland has a double tax treaty) and neither resident nor ordinarily resident in Ireland.

2.	The individual signs a declaration to the Company, which states that he/she is a US tax resident individual at the time of making the declaration and that he/she will notify the Company when he/she no longer meets the condition in (1) above.

3.	The individual provides the Company with a certificate of tax residency from the US tax authorities.

Dividends paid by the Company to a US tax resident company (which must be the beneficial owner) will be exempt from DWT provided that the following conditions are met:

1.	The company is resident for tax purposes in the US (or any country with which Ireland has a double tax treaty) and not under the control, either directly or indirectly, of Irish resident persons.

2.	The company provides a declaration to the Company, which states that it is entitled to an exemption from DWT, on the basis that it meets the condition in (1) above at the time of making the declaration, and that it will notify the Company when it no longer meets the condition in (1) above.

3.	The company states the country in which the person or persons who control the company is or are residing.

For US federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders in taxable years beginning before 1st January 2011 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided certain holding period requirements are met.

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

For foreign tax credit limitation purposes, dividends the Company pays with respect to Ordinary Shares or ADSs will be income from sources outside the US, and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a US holder. Any Irish tax withheld from distributions will not be eligible for a foreign tax credit to the extent an exemption from the tax withheld is available to the US Holder.

Capital Gains Tax

A US holder will not be liable for Irish tax on gains realised on the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A US holder will be liable for US federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Subject to the PFIC rules below, US holders who sell or otherwise dispose of Ordinary Shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount realised on the sale or disposition and the tax basis, determined in US Dollars, in the Ordinary Shares or ADSs. Capital gains of a non-corporate US holder are generally taxed at a preferential rate where the holder has a holding period greater than one year, and the capital gain or loss will generally be US source for foreign tax credit limitation purposes.

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

Additional Federal US Income Tax Considerations

The Company believes that Ordinary Shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is made annually and thus may be subject to change. If the Company is treated as a PFIC and you are a US holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realise on the disposition of your Ordinary Shares or ADSs and any excess distribution that the Company makes to you. Generally, any such gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADSs, the amount allocated to the taxable year in which you realised the gain or received the excess distribution will be taxed as ordinary income, the amount allocated to each prior year will be generally taxed as ordinary income at the highest tax rate in effect for each such year, and an interest charge will be applied to any tax attributable to such gain or excess distribution for the prior years. With certain exceptions, Ordinary Shares or ADSs will be treated as stock in a PFIC if the company was a PFIC at any time during the investor’s holding period in the Ordinary Shares or ADSs. In addition, dividends that you receive from the Company will not constitute qualified dividend income to you if the Company is deemed to be a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The main risks attaching to the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented in Note 21 to the Financial Statements.

Qualitative information about market risk is contained in Note 21 to the Financial Statements.

Quantitative information about Market Risk

In prior years, CRH addressed the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a tabular presentation. The Group has moved in this year’s Annual Report on Form 20-F to a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31st December 2009, for each class of financial instrument with all other variables remaining constant. The Group believes that the sensitivity analysis will provide greater clarity than the previous tabular presentation.

The Group has used a sensitivity analysis technique that measures the estimated impact on interest costs in the Income Statement arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the €/US$ exchange rate, from the rates applicable at 31st December 2009, with all other variables remaining constant. The €/US$ rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the United States. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative information and sensitivity analysis of market risk is contained in Notes 21-25 to the Financial Statements.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Depositary collects fees for delivery and surrender of ADSs directly from investors or from intermediaries acting for them depositing shares or surrendering ADSs for the purpose of withdrawal. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) (A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)	• Distribution of deposited securities by the Depositary to ADS registered holders

Applicable Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares

Applicable Expenses of the Depositary	• Cable, telex and facsimile transmissions • Converting foreign currency to US Dollars

Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Fees and direct and indirect payments made by the Depositary to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31st December 2009 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $101,515.

The table below sets forth the category of expense that the Depositary has agreed to reimburse the Company and the amounts reimbursed for the year ended 31st December 2009:

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31st December 2009
NYSE listing fees(1)	$40,726
Investor Relations programme support(2)	$2,516

Total	$43,242

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31st December 2009:

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31st December 2009
NYSE listing fees(3)	$5,000
Printing, distribution and administration costs paid directly to Broadridge in connection with US shareholder communications and AGM related expenses in connection with the ADS program(4)	$53,273

Total	$58,273

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on behalf of the Company.

Under certain circumstances, including removal of the Depositary or termination of the ADS program by the Company before November 2011, the Company is required to repay the Depositary, up to a maximum of $100,000, the amounts waived, reimbursed and/or expenses paid by the Depositary to or on behalf of the Company.

(1)	Reimbursement for $40,726 of the 2009 NYSE listing fees was received from the Depositary on 10th February, 2010.
(2)	A total of $7,552 was received from the Depositary during 2009 in respect of Investor Relations programme support, of which $2,516 related to 2009 and $5,036 related to 2008. This service is now discontinued.
(3)	NYSE listing fees of $5,000 for the listing of ADSs in connection with the March 2009 Rights Issue, paid directly by the Depositary to the NYSE in 2009.
(4)	During 2009, $53,273 was paid by the Depositary to Broadridge, relating to services provided in 2009. The Broadridge fees are SEC approved.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31st December 2009. Based on that evaluation, the Chief Executive Officer and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

Management’s Report on Internal Control over Financial Reporting

In accordance with the requirements of section 404 of the Sarbanes-Oxley Act 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and

3)	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31st December 2009, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2009. These acquisitions, which are listed in Note 32 to the Financial Statements, constituted 1.0% of total assets and 2.1% of net assets, as of 31st December 2009 and 0.2% and 0.3% of revenue and net profit respectively for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31st December 2009, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31st December 2009, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on the following page.

Changes in Internal Control over Financial Reporting

During 2009, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company:

We have audited CRH public limited company’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO criteria”). CRH public limited company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended 31 December 2009, which are included in the 2009 consolidated financial statements of CRH public limited company and constituted 1.0% and 2.1% of total and net assets, respectively, as of 31 December 2009 and 0.2% and 0.3% of revenues and net profit, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH public limited company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2009.

In our opinion, CRH public limited company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING—(Continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 Consolidated Financial Statements of CRH public limited company and our report dated 31 March 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

31 March 2010

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6—Directors, Senior Management and Employees—Committees” on pages 60-65.

ITEM 16B—CODE OF ETHICS

See “Item 6—Directors, Senior Management and Employees—Code of Business Conduct” on page 65.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of auditors’ fees are set out in Note 4 to the Financial Statements. For details on the audit and non-audit services pre-approval policy see “Item 6—Directors, Senior Management and Employees” on pages 61 to 63.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Other than the 127,833 shares purchased on the market by the Employee Benefit Trust in March 2009 at an average price of €16.62 per share (see Note 30 to the Financial Statements on pages F-76 to F-79), there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2009. Details of the Group’s Share Repurchase Programme, the termination of which was announced in November 2008, were included in the prior year Annual Report on Form 20-F.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There have been no changes in the registrant’s certifying accountant during the two most recent fiscal years or any subsequent interim period.

ITEM 16G—CORPORATE GOVERNANCE

See “Item 6—Directors, Senior Management and Employees” on pages 55 to 70.

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

ITEM 17—FINANCIAL STATEMENTS

Not applicable—see Item 18.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.*

2.1	Amended and Restated Deposit Agreement dated 28th November 2006, between CRH plc and The Bank of New York Mellon. **

4.1	Loan facility agreement dated 15th September 2004, between CRH plc, Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. ***

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary, joint venture and associated undertakings.

11.	Code of Business Conduct.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002. ****

15.	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to Annual Report on Form 20-F that was filed by the Company on 8th May 2009.

**	Incorporated by reference to Annual Report on Form 20-F that was filed by the Company on 3rd May 2007.

***	Incorporated by reference to Annual Report on Form 20-F that was filed by the Company on 28th June 2005.

****	Furnished but not filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ G.A. CULPEPPER
Glenn Culpepper
Finance Director

Dated: 31st March 2010

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—Dated 1st March, 2010

The Remuneration Committee

The Remuneration Committee of the Board consists of non-executive Directors of the Company. The terms of reference for the Remuneration Committee are to determine the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive attends meetings except when his own remuneration is being discussed. Membership of the Remuneration Committee is set out on page 59.

Remuneration Policy

CRH is an international group of companies, with activities in 35 countries. CRH’s policy on Directors’ remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group’s operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area. In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope and the EU Commission’s recommendations on remuneration in listed companies.

The EU Commission’s recommendations were published in December 2004 in a document entitled “fostering an appropriate regime for the remuneration of the directors of listed companies” and those recommendations were supplemented by additional recommendations issued in 2009. The Remuneration Committee supports the general objectives of the EU’s recommendations and the broad issues they aim to address. This is reflected in the detailed disclosures in this Report in relation to the Group’s remuneration policy, the elements of executive Directors’ remuneration (including bonus structure, deferred bonus arrangements and share incentive plans), the collective and individual remuneration of Directors and pension entitlements. The Company believes that shareholders are entitled to have a ‘say on pay’ and, accordingly, at the 2010 Annual General Meeting, this Report will be presented to shareholders for the purposes of an advisory vote. A number of the EU Commission’s recommendations, some of which are the subject of on-going consideration at government level and in investment associations, have not been implemented by the Remuneration Committee. Those areas will continue to receive the Committee’s active consideration and their relevance and practicality in the business context in which CRH operates will be assessed.

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

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

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

Performance-related incentive plan

The performance-related incentive plan is totally based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and cash flow generation and 20% for personal and strategic goals. At target performance, payout is 80% of basic salary for Europe-based participants and 90% of basic salary for US-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

The four components of the plan are:

(i)	Individual performance

(ii)	Earnings per share growth targets

(iii)	Cash flow generation targets

(iv)	Return on net assets targets

Up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period.

In addition, the Chief Executive, Mr. M. Lee, has a special long-term incentive plan incorporating targets set for the five-year period 2009-2013. The plan incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Details of the manner in which the earnings are provided for under the plan are set out in Note 2 to the table of Directors’ remuneration on page R-5.

Performance Share Plan/Share Option Scheme

Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan (PSP) approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index.

The maximum award under the PSP is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse if over the three-year period CRH’s TSR is below the median of the peer group/index; 30% of the award vests if CRH’s performance is equal to the median while 100% vests if CRH’s performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

When approved by shareholders in 2006, the Performance Share Plan incorporated an earnings per share (EPS) growth underpin of the Irish Consumer Price Index plus 5% per annum, a requirement of the Irish Association of Investment Managers (IAIM) at the time. During 2009, the IAIM advised that it did not regard this financial test as an additional hurdle but rather as a mechanism to assist the Remuneration Committee in determining whether TSR reflected performance. Following discussion with the IAIM, the rules of the PSP were amended to delete the underpin requirement, substituting in its place the condition that no award, or portion of an award, which had satisfied the TSR performance criteria would be released unless the Remuneration Committee had confirmed that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors. In addition, the Committee reviews EPS growth to assess its consistency with the objectives of the performance assessment, for example, comparing EPS performance with that of non-financial companies listed on the Irish Stock Exchange.

Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on page R-9.

Under the terms of the Share Option Scheme approved by shareholders in May 2000 (the 2000 Share Option Scheme), two tiers of options have been available subject to different performance conditions as set out below:

(i)	Exercisable only when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options (Basic Tier).

(ii)	Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable (Second Tier).

With the introduction of the Performance Share Plan, the Remuneration Committee decided that no further Second Tier share options should be granted under the 2000 Share Option Scheme; however, Basic Tier options continued to be issued. Grants of share options were at the market price of the Company’s shares at the time of grant, and were made after the final results announcement ensuring transparency.

The percentage of share capital which can be issued under the Performance Share Plan and share option schemes, and individual share option grant limits, comply with institutional guidelines.

Review of Compensation Arrangements/New Share Option Scheme

During 2009, the Remuneration Committee carried out a review of senior executive remuneration, to ensure that the Company’s arrangements were aligned with CRH’s business strategy and remained competitive with the external marketplace. This followed a similar review in 2005, which led to amendments to the annual bonus plan and the introduction of the Performance Share Plan. The Committee concluded that no change was required to current remuneration arrangements. However, as the 2000 Share Option Scheme expires in May 2010, it is proposed to seek shareholder approval at the 2010 Annual General Meeting (AGM) for the introduction of a new share option scheme (the New Scheme). If approved, it is intended to grant options under the New Scheme following the AGM and thereafter, subject to satisfactory performance, to award options annually ensuring a smooth progression over the life of the New Scheme.

The proposed New Scheme will be based on one tier of options with a single vesting test. The performance criteria for the scheme will be EPS-based. Vesting will only occur once an initial performance target has been

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

reached and, thereafter, would be dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group. Performance targets for the initial grant of options have been agreed with the IAIM, who have approved the Scheme, and are as follows:

•	the option award lapses if EPS growth over the three year target period is less than 12.5% compounded over the period;

•	20% of the option grant shall be exercisable if compound EPS growth is equal to 12.5%, while 100% shall be exercisable if compound EPS growth is equal to 27.5%;

•

subject to any reduction which the Remuneration Committee deems appropriate, options vest between 20% and 40% on a straight-line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight-line basis if compound growth is between 17.5% and 27.5%, which provides for proportionately more vesting for higher levels of EPS growth.

The Remuneration Committee will have authority to set appropriate criteria for each subsequent grant.

The Remuneration Committee believes that the introduction of the New Scheme will continue to closely align management with shareholder goals as well as fostering the attainment of superior performance and ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation.

A summary of the principal features of the New Scheme is included in the circular sent to all shareholders, which includes the Notice of the 2010 Annual General Meeting.

Non-executive Directors’ Remuneration

The remuneration of non-executive Directors, including that of the Chairman, is determined by the Board of Directors as a whole. In determining the remuneration, the Board receives recommendations from the Remuneration Committee in respect of the Chairman and from the executive Directors in respect of the remaining non-executive Directors. Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of their Board duties. They do not participate in any of the Company’s performance-related incentive plans or share schemes.

Pensions

Mr. Lee and Mr. Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Mr. Lee and Mr. Manifold to retire at 60 years of age.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual accrued pension entitlements as at 7th December 2005. As a result of these legislative changes, the Remuneration Committee decided that Mr. Lee and Mr. Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to the Group. Both have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2009 are detailed in note (ii) on pages R-6 to R-7.

Mr. Culpepper and Mr. Towe participate in defined contribution retirement plans in respect of basic salary; and in addition participate in unfunded defined contribution Supplemental Executive Retirement Plans (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Since 1991, it has been the Board’s policy that non-executive Directors do not receive pensions.

Directors’ Service Contracts

No executive Director has a service contract extending beyond twelve months. No Director has a service contract that provides for any benefits on termination of employment.

Directors’ Remuneration and Interests in Share Capital

Details of Directors’ remuneration charged against profit in the year are given in the table below. Details of individual remuneration and pension benefits for the year ended 31st December 2009 are given on pages R-6 to R-7. Directors’ share options and shareholdings are shown on pages R-10 to R-12.

Directors’ Remuneration

Notes		2009	2008	2007
		€000	€000	€000
	Executive Directors
	Basic salary	3,384	2,807	2,975
	Performance-related incentive plan
	—cash element	964	905	2,414
	—deferred shares element	—	—	785
	Retirement benefits expense	1,462	497	399
	Benefits	397	369	96

(i)		6,207	4,578	6,669
(ii)	Provision for Chief Executive long-term incentive plan	460	456	536

	Total executive Directors’ remuneration	6,667	5,034	7,205

	Average number of executive Directors	4.00	3.00	3.50

	Non-executive Directors
	Fees	646	568	571
	Other remuneration	672	679	644

(i)	Total non-executive Directors’ remuneration	1,318	1,247	1,215

	Average number of non-executive Directors	9.50	8.35	8.78
(iii)	Severance	—	2,160	—
(iv)	Payments to former Directors	59	66	98

	Total Directors’ remuneration	8,044	8,507	8,518

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Notes to Directors’ remuneration

(i)	See analysis of 2009 remuneration by individual below.
(ii)	As set out on page R-2, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period. A similar plan was in place for the former Chief Executive Mr. O’Mahony for the four-year period 2005 to 2008 with a total maximum earnings potential of 40% of aggregate basic salary, amounting to a potential €2,074,000. The actual earnings under this plan came to €1,950,000, payment of which was made in 2009. Annual provisions of 40% of basic salary were made in respect of Mr. O’Mahony’s plan for the years 2005 through 2008 amounting in total to €1,494,000. Accordingly the balance of €456,000 was provided in 2008 and is reflected in total 2008 Directors’ remuneration.
(iii)	Severance payment to Mr. T.W. Hill who resigned as an executive on 31st July 2008 after 28 years service.
(iv)	Consulting and other fees paid to a number of former directors.

Individual remuneration for the year ended 31st December 2009

		Incentive Plan
	Basic salary and fees	Cash element (i)	Deferred shares (i)	Retirement benefits expense		Other remuneration (iii)	Benefits (iv)	Total 2009	Total 2008	Total 2007
	€000	€000	€000	€000		€000	€000	€000	€000	€000
Executive Directors
G.A. Culpepper (v)	609	164	—	122		—	192	1,087	—	—
D.W. Doyle (vi)	—	—	—	—		—	—	—	—	736
T.W. Hill (vii)	—	—	—	—		—	—	—	856	1,674
M. Lee	1,150	300	—	980	(ii)	—	25	2,455	1,114	1,465
A. Manifold (v)	800	210	—	195	(ii)	—	31	1,236	—	—
W.I.O’Mahony (viii)	—	—	—	—		—	—	—	1,746	2,794
M.S. Towe (ix)	825	290	—	165		—	149	1,429	862	—

	3,384	964	—	1,462		—	397	6,207	4,578	6,669

Non-executive Directors
W.P. Egan	68	—	—	—		52	—	120	120	115
U-H. Felcht (x)	68	—	—	—		37	—	105	105	43
N. Hartery	68	—	—	—		47	—	115	106	85
J.M. de Jong	68	—	—	—		71	—	139	139	121
D.M. Kennedy	—	—	—	—		—	—	—	47	127
J.W. Kennedy (xi)	34	—	—	—		11	—	45	—	—
K. McGowan (xii)	68	—	—	—		337	—	405	450	315
P.J. Molloy (xii)	—	—	—	—		—	—	—	—	154
T.V. Neill	68	—	—	—		37	—	105	100	85
D.N. O’Connor	68	—	—	—		22	—	90	90	85
J.M.C. O’Connor	68	—	—	—		22	—	90	90	85
W.I. O’Mahony (viii)	68	—	—	—		36	—	104	—	—

	646	—	—	—		672	—	1,318	1,247	1,215

Notes to Individual remuneration for the year ended 31st December 2009

(i)	Performance-related Incentive Plan Under the executive Directors’ incentive plan for 2009, a bonus is payable for meeting clearly defined and stretch profit/cash flow targets and strategic goals. The structure of the 2009 incentive plan is set out on page R-2. The 2009 plan payout levels reflect the very strong delivery under the cash flow generation component. For 2009 the bonus is payable entirely in cash.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

(ii)	Retirement benefits expense The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7th December 2005. As a result of these legislative changes, the Remuneration Committee has decided that Executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to the Group. Mr. Lee, Mr. Manifold and former Chief Executive Mr. O’Mahony chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2009 the compensation allowances amount to €980,000 (2008: €328,847) for Mr. Lee and €195,000 for Mr. Manifold. The level of 2009 compensation allowance for Mr. Lee reflects the increase in salary following his appointment as Chief Executive and his relatively short time to retirement. In 2008 the compensation allowance for Mr. O’Mahony amounted to €587,240, however, as Mr. O’Mahony had waived his right to equivalent prospective benefit entitlements from his benefit plan arrangements, which were fully funded at end-2004, no net pension-related expense arose in his respect.
(iii)	Other remuneration Non-executive Directors: Includes remuneration for Chairman and Board Committee work and in the case of Mr. O’Mahony also includes payment for services unrelated to Board and Committee work.
(iv)	Benefits These relate principally to relocation expenses, housing allowance, the use of company cars and medical/life assurance.
(v)	Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1st January 2009.
(vi)	Mr. D.W. Doyle retired on 30th June 2007.
(vii)	Mr. T.W. Hill resigned from the Board on 25th June 2008. He resigned as an executive on 31st July 2008, after 28 years service, and a severance payment in this regard amounting to €2,160,000 for 2008 is included in the summary of remuneration on pages R-5 to R-6.
(viii)	Mr. W.I. O’Mahony retired as CRH Chief Executive on 31st December 2008 but remains on the CRH Board in a non-executive capacity.
(ix)	Mr. M.S. Towe became a Director on 31st July 2008.
(x)	Professor U-H. Felcht became a Director on 25th July 2007.
(xi)	Mr. J. W. Kennedy became a Director on 24th June 2009.
(xii)	Mr. K. McGowan became Chairman on 9th May 2007 succeeding Mr. P.J. Molloy who retired as a non-executive Director on the same date.

Pension entitlements—defined benefit

	Increase in accrued personal pension during 2009 (i)	Transfer value of increase in dependants’ pension (i)	Total accrued personal pension at year-end (ii)
	€000	€000	€000
Executive Directors
M.Lee	—	967	284
A.Manifold	7	105	273

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

(i)	As noted on pages R-4 to R-5, the pensions of Mr. Lee and Mr. Manifold have been capped in line with the provisions of the Finance Act 2006. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2009 in the event of Mr. Lee or Mr. Manifold leaving service.
(ii)	The accrued pensions shown in respect of Mr. Lee and Mr. Manifold are those which would be payable annually from normal retirement date.

Pension entitlements—defined contribution

The accumulated liabilities related to the unfunded Supplemental Executive Retirement Plans for Mr. G.A. Culpepper and Mr. M.S. Towe are as follows:

	As at 31st December 2008	2009 contribution	2009 notional interest (iii)	2009 payments	Translation adjustment	As at 31st December 2009
	€000	€000	€000	€000	€000	€000
Executive Directors
G.A. Culpepper	226	109	13	—	(11)	337
M.S. Towe	752	152	42	—	(32)	914

(iii)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.

Deferred Shares (iv)

	Number at 31st December 2008	Awards of Deferred Shares during 2009	New Shares allotted under the Scrip Dividend Scheme during 2009	New Shares taken up in 2 for 7 Rights Issue in 2009	Released during 2009 (v)	Number at 31st December 2009	Release date
Executive Directors
M. Lee	6,033	—	238	1,723	—	7,994	March 2010
	7,644	—	301	2,184	—	10,129	March 2011

	13,677	—	539	3,907	—	18,123

W.I.O’Mahony	13,873	—	—	—	13,873	—
	17,070	—	—	—	17,070	—

	30,943	—	—	—	30,943	—

(iv)	Under the executive Directors’ incentive plan, up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period.
(v)	Following his retirement as an executive Director, Mr. O’Mahony’s awards were released to him on 18th March 2009.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ awards under the Performance Share Plan (i)

	31st December 2008 (ii)	Granted in 2009	Released in 2009 (iii)	Lapsed in 2009 (iii)	31st December 2009	Performance period	Release date	Market price in euro on award (iv)
G.A.Culpepper (v)	11,090	—	8,316	2,774	—
	9,981	—	—	—	9,981	01/01/07-31/12/09	March 2010	33.55
	12,199	—	—	—	12,199	01/01/08-31/12/10	March 2011	23.45
	—	47,500	—	—	47,500	01/01/09-31/12/11	March 2012	17.00

	33,270	47,500	8,316	2,774	69,680

M. Lee	22,180	—	16,632	5,548	—
	19,962	—	—	—	19,962	01/01/07-31/12/09	March 2010	33.55
	27,725	—	—	—	27,725	01/01/08-31/12/10	March 2011	23.45
	—	70,000	—	—	70,000	01/01/09-31/12/11	March 2012	17.00

	69,867	70,000	16,632	5,548	117,687

A. Manifold (v)	9,981	—	7,484	2,497	—
	16,635	—	—	—	16,635	01/01/07-31/12/09	March 2010	33.55
	27,725	—	—	—	27,725	01/01/08-31/12/10	March 2011	23.45
	—	47,500	—	—	47,500	01/01/09-31/12/11	March 2012	17.00

	54,341	47,500	7,484	2,497	91,860

W.I. O’Mahony	66,542	—	49,899	16,643	—

M.S. Towe	24,953	—	18,712	6,241	—
	18,853	—	—	—	18,853	01/01/07-31/12/09	March 2010	33.55
	23,289	—	—	—	23,289	01/01/08-31/12/10	March 2011	23.45
	—	76,000	—	—	76,000	01/01/09-31/12/11	March 2012	17.00

	67,095	76,000	18,712	6,241	118,142

(i)	Performance Share Plan This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in March 2010, March 2011 and March 2012 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on pages R-2 to R-3.

(ii)	Restated for the bonus element of the 2 for 7 Rights Issue in 2009.

(iii)	On 25th March 2009, the Remuneration Committee determined that 74.99% of the 2006 award vested and that portion of the award was released to participants. The balance of the 2006 award lapsed.

(iv)	The Trustees of the CRH plc Employee Benefit Trust purchased Ordinary Shares at €24.82 per share on 21st June 2006 in respect of the 2006 award, and at €33.55 per share on 11th April 2007 in respect of part of the 2007 award. No shares were purchased in respect of the 2008 award. No dividends are payable on these shares until such time as they are released to plan participants.

(v)	Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1st January 2009. The opening balances above relate to the position at date of appointment restated for the bonus element of the 2009 Rights Issue.

Directors’ interests

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

								Options exercised during 2009
	31st December 2008*	Granted in 2009	Lapsed in 2009	Exercised in 2009	31st December 2009		Weighted average option price at 31st December 2009	Weighted average exercised price	Weighted average market price at date of exercise
							€	€	€
G.A. Culpepper**	42,611	—	—	42,611	—	(a)	—	15.81	17.80
	30,437	—	—	12,175	18,262	(b)	16.24	13.22	15.61
	113,673	35,000	—	—	148,673	(c)	20.29	—	—
	72,085	—	—	—	72,085	(d)	14.95	—	—
M. Lee	3,580	—	—	—	3,580	(b)	15.56	—	—
	238,435	80,000	—	—	318,435	(c)	19.32	—	—
	138,625	—	—	—	138,625	(d)	14.86	—	—
	1,752	—	—	—	1,752	(e)	18.39	—	—
A. Manifold**	18,262	—	—	18,262	—	(b)	—	15.56	18.17
	116,445	50,000	—	—	166,445	(c)	21.97	—	—
	48,796	—	—	—	48,796	(d)	14.65	—	—
	1,752	—	—	—	1,752	(e)	18.39	—	—
W.I.O’Mahony	164,357	—	—	42,611	121,746	(a)	15.56	13.22	16.30
	146,095	—	—	85,222	60,873	(b)	15.56	13.22	16.30
	576,680	—	—	—	576,680	(c)	18.31	—	—
	277,250	—	—	—	277,250	(d)	16.99	—	—
M.S. Towe	60,873	—	—	60,873	—	(a)	—	16.24	19.38
	60,873	—	—	60,873	—	(b)	—	16.24	19.38
	243,981	—	—	—	243,981	(c)	20.26	—	—
	155,260	—	—	—	155,260	(d)	14.80	—	—

	2,511,822	165,000	—	322,627	2,354,195

*	The opening balances above and in the following table have been re-stated for the bonus element of the 2 for 7 Rights Issue in 2009.
**	Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1st January 2009. The opening balances above and in the following table relate to the position at date of appointment.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Options by Price	31st December 2008 *	Granted in 2009	Lapsed in 2009	Exercised in 2009	31st December 2009		Earliest exercise date	Expiry date
€
13.2155	48,698	—	—	48,698	—	(a)
13.2155	97,397	—	—	97,397	—	(b)
15.5646	121,746	—	—	—	121,746	(a)	March 2010	April 2010
15.5646	82,715	—	—	18,262	64,453	(b)	March 2010	April 2010
16.2381	97,397	—	—	97,397	—	(a)
16.2381	79,135	—	—	60,873	18,262	(b)	March 2010	April 2010
16.4830	166,350	—	—	—	166,350	(c)	March 2010	April 2011
16.4830	239,544	—	—	—	239,544	(d)	March 2010	April 2011
17.7454	138,625	—	—	—	138,625	(c)	March 2010	April 2012
17.7454	191,857	—	—	—	191,857	(d)	March 2010	April 2012
11.8573	110,900	—	—	—	110,900	(c)	March 2010	April 2013
11.8573	60,995	—	—	—	60,995	(d)	March 2010	April 2013
11.9565	44,360	—	—	—	44,360	(c)	March 2010	April 2013
11.9565	72,085	—	—	—	72,085	(d)	March 2010	April 2013
15.0674	66,540	—	—	—	66,540	(c)	March 2010	April 2014
15.0674	55,450	—	—	—	55,450	(d)		April 2014
15.0854	44,360	—	—	—	44,360	(c)	March 2010	April 2014
15.0854	72,085	—	—	—	72,085	(d)		April 2014
18.7463	72,085	—	—	—	72,085	(c)	March 2010	April 2015
18.8545	44,360	—	—	—	44,360	(c)	March 2010	April 2015
26.1493	108,128	—	—	—	108,128	(c)		April 2016
22.3892	221,800	—	—	—	221,800	(c)		June 2016
29.4855	66,540	—	—	—	66,540	(c)		April 2017
29.8643	58,223	—	—	—	58,223	(c)		April 2017
21.5235	146,943	—	—	—	146,943	(c)		April 2018
16.5800	—	130,000	—	—	130,000	(c)		April 2019
17.3000	—	35,000	—	—	35,000	(c)		April 2019
18.3946	3,504	—	—	—	3,504	(e)	July 2013	December 2013

	2,511,822	165,000	—	322,627	2,354,195

The market price of the Company’s shares at 31st December 2009 was €19.01 and the range during 2009 was €12.55 to €20.70.

(a)	Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.
(c)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.
(d)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable.
(e)	Granted under the 2000 savings-related share option scheme.

CRH plc AND SUBSIDIARY COMPANIES

REPORT ON DIRECTORS’ REMUNERATION—(Continued)

Directors’ Interests in Share Capital at 31st December 2009

The interests of the Directors and the Secretary in the shares of the Company as at 31st December 2009, which are beneficial unless otherwise indicated, are shown below. The Directors and the Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares	31st December 2009		31st December 2008
Directors
G.A. Culpepper	32,180		19,170	*
W.P. Egan	16,427		15,000
—Non-beneficial	12,000		12,000
U-H. Felcht	1,285		1,000
N. Hartery	1,285		1,000
J.M. de Jong	13,502		10,190
J.W. Kennedy	1,009	*	—
M. Lee	323,027	**	258,246	**
K. McGowan	21,344		16,167
A. Manifold	11,790		5,742	*
T.V. Neill	89,844		69,881
D.N. O’Connor	15,040		11,478
J.M.C. O’Connor	2,763		2,131
W.I. O’Mahony	1,089,431		827,821	**
M.S. Towe	34,420		18,857

Secretary
N. Colgan	10,527		10,434	*

	1,675,874		1,279,117

There were no transactions in the above Directors’ and Secretary’s interests between 31st December 2009 and 1st March 2010.

Of the above holdings, the following are held in the form of American Depository Receipts (ADRs):

	31st December 2009	31st December 2008
G.A. Culpepper	179	179	*
W.P. Egan	10,000	10,000
—Non-beneficial	12,000	12,000
M.S. Towe	3,397	3,397

*	Holding as at date of appointment.
**	Excludes awards of Deferred Shares, details of which are shown on page R-8.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company:

We have audited the accompanying Consolidated Balance Sheets of CRH public limited company as of 31st December 2009 and 2008, and the related Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for each of the three years in the period ended 31st December 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at 31st December 2009 and 2008, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31st December 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH public limited company’s internal control over financial reporting as of 31st December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 31st March 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

31st March 2010

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED INCOME STATEMENT

for the financial year ended 31st December 2009

	Notes	2009		2008		2007
		€m		€m		€m
Revenue	1	17,373		20,887		20,992
Cost of sales		(12,510)		(14,738)		(14,715)

Gross profit		4,863		6,149		6,277
Operating costs	3	(3,908)		(4,308)		(4,191)

Group operating profit	1, 4, 5	955		1,841		2,086
Profit on disposal of non-current assets	1,16	26		69		57

Profit before finance costs		981		1,910		2,143
Finance costs	8	(419)		(503)		(473)
Finance revenue	8	122		160		170
Group share of associates’ profit after tax	9	48		61		64

Profit before tax	1	732		1,628		1,904
Income tax expense	10	(134)		(366)		(466)

Group profit for the financial year		598		1,262		1,438

Profit attributable to:
Equity holders of the Company		592		1,248		1,430
Minority interest		6		14		8

Group profit for the financial year		598		1,262		1,438

				Restated		Restated
Basic earnings per Ordinary Share	12	88.3	c	210.2	c	236.9	c

Diluted earnings per Ordinary Share	12	87.9	c	209.0	c	234.8	c

All of the results relate to continuing operations

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the financial year ended 31st December 2009

	Notes	2009	2008	2007
		€m	€m	€m
Group profit for the financial year		598	1,262	1,438

Other comprehensive income
Currency translation effects		(96)	(97)	(410)
Actuarial (loss)/gain on Group defined benefit pension obligations	28	(67)	(348)	159
Gains/(losses) relating to cash flow hedges	24	15	(28)	8
Tax on items recognised directly within other comprehensive income	10	18	71	(48)

Net expense recognised directly within other comprehensive income		(130)	(402)	(291)

Total comprehensive income for the financial year		468	860	1,147

Attributable to:
Equity holders of the Company		462	847	1,142
Minority interest		6	13	5

Total comprehensive income for the financial year		468	860	1,147

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEET

as at 31st December 2009

	Notes	2009	2008
		€m	€m
ASSETS
Non-current assets
Property, plant and equipment	13	8,535	8,888
Intangible assets	14	4,095	4,108
Investments accounted for using the equity method	15	962	743
Other financial assets	15	128	127
Derivative financial instruments	24	244	416
Deferred income tax assets	27	337	333

Total non-current assets		14,301	14,615

Current assets
Inventories	17	2,008	2,473
Trade and other receivables	18	2,454	3,096
Current income tax recoverable		77	—
Derivative financial instruments	24	5	10
Liquid investments	22	66	128
Cash and cash equivalents	22	1,372	799

Total current assets		5,982	6,506

Total assets		20,283	21,121

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	30	241	186
Preference share capital	30	1	1
Share premium account	30	3,778	2,448
Treasury Shares and own shares	30	(279)	(378)
Other reserves		128	87
Foreign currency translation reserve		(740)	(644)
Retained income		6,508	6,387

		9,637	8,087
Minority interest		73	70

Total equity		9,710	8,157

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	23	4,943	6,277
Derivative financial instruments	24	78	84
Deferred income tax liabilities	27	1,519	1,461
Trade and other payables	19	155	137
Retirement benefit obligations	28	454	414
Provisions for liabilities	26	240	253
Capital grants	29	12	14

Total non-current liabilities		7,401	8,640

Current liabilities
Trade and other payables	19	2,471	2,919
Current income tax liabilities		192	186
Interest-bearing loans and borrowings	23	381	1,021
Derivative financial instruments	24	8	62
Provisions for liabilities	26	120	136

Total current liabilities		3,172	4,324

Total liabilities		10,573	12,964

Total equity and liabilities		20,283	21,121

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the financial year ended 31st December 2009

		Attributable to the equity holders of the Company
	Notes	Issued share capital	Share premium account	Treasury Shares/ own shares	Other reserves	Foreign currency translation reserve	Retained income	Minority interest	Total equity
		€m	€m	€m	€m	€m	€m	€m	€m
At 1st January 2009		187	2,448	(378)	87	(644)	6,387	70	8,157
Group profit for the financial year		—	—	—	—	—	592	6	598
Other comprehensive income		—	—	—	—	(96)	(34)	—	(130)

Total comprehensive income		187	2,448	(378)	87	(740)	6,945	76	8,625
Issue of share capital (net of expenses)	30	55	1,330	—	—	—	—	—	1,385
Share-based payment expense	7
—share option schemes		—	—	—	18	—	—	—	18
—Performance Share Plan (PSP)		—	—	—	10	—	—	—	10
Reclassification of Performance Share Plan expense		—	—	(13)	13	—	—	—	—
Tax relating to share-based payment expense	10	—	—	—	—	—	3	—	3
Treasury/own shares re-issued		—	—	114	—	—	(114)	—	—
Shares acquired by Employee Benefit Trust (own shares)	30	—	—	(2)	—	—	—	—	(2)
Share option exercises	30	—	—	—	—	—	60	—	60
Dividends (including shares issued in lieu of dividends)	11	—	—	—	—	—	(386)	(7)	(393)
Minority interest arising on acquisition	32	—	—	—	—	—	—	4	4

At 31st December 2009		242	3,778	(279)	128	(740)	6,508	73	9,710

The equivalent disclosure for the prior years are as follows:

At 1st January 2008		187	2,420	(19)	70	(547)	5,843	66	8,020
Group profit for the financial year		—	—	—	—	—	1,248	14	1,262
Other comprehensive income		—	—	—	—	(97)	(305)	—	(402)
Minority interest profit attributable to associates		—	—	—	—	—	—	(1)	(1)

Total comprehensive income		187	2,420	(19)	70	(644)	6,786	79	8,879
Issue of share capital (net of expenses)	30	—	28	—	—	—	—	—	28
Share-based payment expense	7
—share option schemes		—	—	—	17	—	—	—	17
—Performance Share Plan (PSP)		—	—	7	—	—	—	—	7
Tax relating to share-based payment expense	10	—	—	—	—	—	(13)	—	(13)
Shares acquired by CRH plc (Treasury Shares)	30	—	—	(411)	—	—	—	—	(411)
Treasury/own shares re-issued		—	—	48	—	—	(48)	—	—
Shares acquired by Employee Benefit Trust (own shares)	30	—	—	(3)	—	—	—	—	(3)
Share option exercises	30	—	—	—	—	—	31	—	31
Dividends (including shares issued in lieu of dividends)	11	—	—	—	—	—	(369)	(5)	(374)
Minority interest arising on acquisition	32	—	—	—	—	—	—	(4)	(4)

At 31st December 2008		187	2,448	(378)	87	(644)	6,387	70	8,157

At 1st January 2007		185	2,318	(14)	52	(137)	4,659	41	7,104
Group profit for the financial year		—	—	—	—	—	1,430	8	1,438
Other comprehensive income		—	—	—	—	(410)	119	—	(291)
Other movements—minority interest		—	—	—	—	—	—	(3)	(3)

Total comprehensive income		185	2,318	(14)	52	(547)	6,208	46	8,248
Issue of share capital (net of expenses)	30	2	102	—	—	—	—		104
Share-based payment expense
—share option schemes	7	—	—	—	18	—	—	—	18
—Performance Share Plan (PSP)		—	—	5	—	—	—	—	5
Tax relating to share-based payment expense	10	—	—	—	—	—	(26)	—	(26)
Shares acquired by Employee Benefit Trust (own shares)		—	—	(10)	—	—	(41)	—	(51)
Share option exercises		—	—	—	—	—	20	—	20
Dividends (including shares issued in lieu of dividends)	11	—	—	—	—	—	(318)	(5)	(323)
Minority interest arising on acquisition	32	—	—	—	—	—	—	25	25

At 31st December 2007		187	2,420	(19)	70	(547)	5,843	66	8,020

CRH plc AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the financial year ended 31st December 2009

	Notes	2009	2008	2007
		€m	€m	€m
Cash flows from operating activities
Profit before tax		732	1,628	1,904
Finance costs (net)		297	343	303
Group share of associates’ profit after tax		(48)	(61)	(64)
Profit on disposal of non-current assets		(26)	(69)	(57)

Group operating profit		955	1,841	2,086
Depreciation charge (including impairments)	13	794	781	739
Share-based payment expense	7	28	24	23
Amortisation of intangible assets (including impairments)	14	54	43	35
Amortisation of capital grants	29	(2)	(3)	(3)
Other non-cash movements		(37)	(15)	(2)
Net movement on provisions	26	(41)	(28)	(49)
Decrease/(increase) in working capital	20	783	(57)	261

Cash generated from operations		2,534	2,586	3,090
Interest paid (including finance leases)		(294)	(371)	(352)
Irish corporation tax paid		(2)	(18)	(18)
Overseas corporation tax paid		(102)	(304)	(370)

Net cash inflow from operating activities		2,136	1,893	2,350

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	16	103	168	156
Interest received		31	51	64
Capital grants received	29	—	4	3
Dividends received from associates		38	42	30

		172	265	253

Outflows
Purchase of property, plant and equipment	13	(532)	(1,039)	(1,028)
Acquisition of subsidiaries and joint ventures	32	(174)	(777)	(1,858)
Investments in and advances to associates	15	(235)	(156)	—
Advances to joint ventures and purchase of trade investments	15	(9)	(50)	(40)
Increase in finance-related receivables	20	(115)	—	—
Deferred and contingent acquisition consideration paid	20	(37)	(34)	(107)

		(1,102)	(2,056)	(3,033)

Net cash outflow from investing activities		(930)	(1,791)	(2,780)

Cash flows from financing activities
Inflows
Proceeds from issue of shares (net)	30	1,237	6	36
Proceeds from exercise of share options		60	31	20
Decrease in liquid investments	25	65	175	29
Increase in interest-bearing loans, borrowings and finance leases		757	1,382	1,483
Net cash inflow arising from derivative financial instruments	25	16	—	—

		2,135	1,594	1,568

Outflows
Treasury/own shares purchased		(2)	(414)	(51)
Repayment of interest-bearing loans, borrowings and finance leases		(2,501)	(1,024)	(780)
Net cash outflow arising from derivative financial instruments	25	—	(100)	(113)
Dividends paid to equity holders of the Company	11	(238)	(347)	(250)
Dividends paid to minority interests	11	(7)	(5)	(5)

		(2,748)	(1,890)	(1,199)

Net cash (outflow)/inflow from financing activities		(613)	(296)	369

Increase/(decrease) in cash and cash equivalents		593	(194)	(61)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1st January	25	799	1,006	1,102
Translation adjustment	25	(20)	(13)	(35)
Increase/(decrease) in cash and cash equivalents		593	(194)	(61)

Cash and cash equivalents at 31st December	25	1,372	799	1,006

A reconciliation of cash and cash equivalents to net debt is presented in note 25 to the financial statements.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES

Statement of compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

CRH plc, the parent company, is a publicly traded limited company incorporated and domiciled in the Republic of Ireland.

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

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group has adopted the following new and amended IFRS and IFRIC interpretations in respect of the 2009 financial year-end:

•	IFRS 2 Share-based Payment—Vesting Conditions and Cancellations effective 1st January 2009

•	IFRS 7 Financial Instruments: Disclosures effective 1st January 2009

•	IFRS 8 Operating Segments effective 1st January 2009

•	IAS 1 Presentation of Financial Statements effective 1st January 2009

•	IAS 23 Borrowing Costs (Revised) effective 1st January 2009

•	Amendments to IAS 32 and IAS 1—Puttable Financial Instruments and Obligations Arising on Liquidation effective 1st January 2009

•	IFRIC 9 Remeasurement of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement effective 1st July 2008

•	IFRIC 13 Customer Loyalty Programmes effective 1st July 2008

•	IFRIC 15 Agreements for the Construction of Real Estate effective 1st January 2009

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation effective 1st October 2008

•	IFRIC 18 Transfers of Assets from Customers effective for transfers on or after 1st July 2009

•	Improvements to IFRSs (May 2008) with an effective date of 1st January 2009 (i.e. all except for IFRS 5 amendment)

IFRS 8 Operating Segments replaced IAS 14 Segment Reporting. Following a review of its requirements, the Group has concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14. IFRS 8 disclosures are shown in note 1, including the related revised comparative information.

IAS 1 Presentation of Financial Statements has been revised and now requires the separation of owner and non-owner changes in equity and the presentation of a statement of changes in equity as a primary statement (the information contained in this statement had previously been provided by the Group in the notes to the Consolidated Financial Statements). The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity. The revised standard also introduces the statement of comprehensive income; it presents all items of recognised income and expense, either in one single statement, or two linked statements. The Group has elected to present two statements, the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income (similar to the Statement of Recognised Income and Expense previously provided except that taxation relating to equity items is now shown within the Consolidated Statement of Changes in Equity).

IFRS 7 Financial Instruments—Disclosures (amendment) requires enhanced disclosures about fair value measurement and liquidity risk and disclosure of fair value measurements by level of a fair value measurement hierarchy. The changes required by the amended standard are purely disclosure-related.

Adoption of the remaining standards and interpretations did not result in material changes in the Group’s financial statements.

IFRS and IFRIC Interpretations which are not yet effective

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

•	IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions effective 1st January 2010

•

IFRS 3R Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective 1st July 2009 including consequential amendments to IFRS 7, IAS 21, IAS 28, IAS 31 and IAS 39

•	IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items effective 1st July 2009

•	IFRIC 17 Distributions of Non-cash Assets to Owners effective 1st July 2009

•	Improvements to IFRSs (April 2009)—amendments applying in respect of 2010 financial year-ends and thereafter

The standards and interpretations addressed above will be applied for the purposes of the Group financial statements with effect from the dates listed.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

IFRS 3R Business Combinations, while it continues to apply the acquisition method to business combinations, introduces a number of changes to the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results. These changes will include, but will not be limited to, the expensing of acquisition-related costs as incurred, the method of accounting for step acquisitions and the recognition and measurement of contingent consideration. IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. The Group will apply IFRS 3R prospectively to all business combinations from 1st January 2010.

The application of the other standards and interpretations is not envisaged to have any material impact on the Group financial statements.

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

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Equity method

Under the equity method, which is used in respect of accounting for the Group’s investments in associates, the Consolidated Income Statement reflects the Group’s share of profit after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount.

Minority interests

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the Consolidated Income Statement and within equity in the Consolidated Balance Sheet, distinguished from Parent Company shareholders’ equity. Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of net assets acquired is recognised in goodwill.

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

Revenue recognition

Revenue represents the value of goods and services supplied to external customers and excludes intercompany sales, trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that it is subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts

Revenue on construction contracts is recognised in accordance with the percentage-of-completion method with the completion percentage being computed generally by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated cost of the contract. Contract costs are recognised as incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. If circumstances arise that may change the original estimates of revenues, costs or extent of progress towards completion, estimates are revised. These revisions may result in increases or decreases in revenue or costs and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the chief operating decision maker who is responsible for allocating resources and assessing performance of the operating segments. The Group has determined that it has six reportable operating segments based on its lines of business; materials, products and distribution in Europe and the Americas.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the income statement.

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement.

On disposal of a foreign operation, accumulated currency translation differences are recognised in the Consolidated Income Statement as part of the overall gain or loss on disposal. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2009	2008	2007	2009	2008	2007
US Dollar	1.3948	1.4708	1.3705	1.4406	1.3917	1.4721
Pound Sterling	0.8909	0.7963	0.6843	0.8881	0.9525	0.7334
Polish Zloty	4.3276	3.5121	3.7837	4.1045	4.1535	3.5935
Ukrainian Hryvnya	11.2404	7.7046	6.8982	11.4738	10.8410	7.3588
Swiss Franc	1.5100	1.5874	1.6427	1.4836	1.4850	1.6547
Canadian Dollar	1.5850	1.5594	1.4678	1.5128	1.6998	1.4449
Argentine Peso	5.2111	4.6443	4.2718	5.4885	4.7924	4.5948
Israeli Shekel	5.4756	5.2556	5.6270	5.5134	5.3163	5.6201
Turkish Lira	2.1631	1.9064	1.7865	2.1547	2.1488	1.7170
Indian Rupee	67.4271	63.7652	56.5889	66.9539	67.5553	57.4673

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Retirement benefit obligations

Costs arising in respect of the Group’s defined contribution pension schemes are charged to the Consolidated Income Statement in the period in which they are incurred. The Group has no legal or constructive obligation to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

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

When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Consolidated Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the Consolidated Income Statement.

The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities on the face of the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Actuarial gains and losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and in the case of published securities it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

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

Share-based payments

The Group operates both Share Option Schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors’ Remuneration on pages R-2 to R-4.

Share options

For equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the grant date using the trinomial

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

model. Fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The share options granted by the Company are not subject to market-based vesting conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense/credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period. The cumulative charge to the Consolidated Income Statement is reversed only where the performance condition is not met or where an employee in receipt of share options leaves service prior to completion of the expected vesting period and those options forfeit in consequence.

No expense is recognised for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a non-vesting condition which is treated as vesting irrespective of whether or not it is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. All cancellations of equity-settled transaction awards are treated equally.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The dilutive effect of outstanding options is reflected as additional share dilution in the determination of diluted earnings per share.

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

The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plan

The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique and is expensed in the Consolidated Income Statement over the vesting period. The Performance Share Plan contains inter alia a Total Shareholder Return-based (and hence market-based) vesting condition, and accordingly, the fair value assigned to the related equity instruments on initial application of IFRS 2 is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1st January 2004); these items are measured on the basis of deemed cost, being the revalued amount as at the date the revaluation was performed.

Depreciation and depletion

Depreciation is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% per annum (p.a.).

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

Repair and maintenance expenditure

Repair and maintenance expenditure is included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Consolidated Income Statement during the financial period in which it is incurred.

Borrowing costs re items of property, plant and equipment

Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalised in the financial period in which they are incurred.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Business combinations

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries, joint ventures and associates by the Group.

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued, together with any directly attributable expenses.

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date if the adjustment is probable and can be reliably measured. Contingent consideration is included in the acquisition balance sheet on a discounted basis.

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

Minority interest is stated at the proportionate share of the fair values of the acquired assets and liabilities recognised; goodwill is not allocated to the minority interest. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of the identifiable assets and liabilities (and contingent liabilities, if relevant) in a business combination and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised.

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheet, net of any impairments assessed in accordance with the methodology discussed below. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Consolidated Balance Sheet; such goodwill is not subject to annual impairment testing in accordance with IAS 28.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary, net of any impairments, is included in the determination of the net profit or loss on disposal/termination.

To the extent that the Group’s interest in the net fair value of the identifiable assets and liabilities (and contingent liabilities, if relevant) acquired exceeds the cost of a business combination, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance being recognised immediately in the Consolidated Income Statement.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating units that are anticipated to benefit from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these units are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Impairment losses arising in respect of goodwill are not reversed once recognised.

Intangible assets (other than goodwill) arising on business combinations

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition) to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably.

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

Other financial assets

All investments are initially recognised at the fair value of the consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheet given that it is impracticable to determine fair value in accordance with IAS 39. Where non-derivative financial assets meet the definition of “loans and receivables” under IAS 39 Financial Instruments: Recognition and Measurement, such balances are, following initial recognition, recorded at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired as well as through the amortisation process.

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, and hire purchase contracts, are capitalised in the Consolidated Balance Sheet and are depreciated over their useful lives with any impairment being recognised in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

leases and hire purchase contracts are included in liabilities in the Consolidated Balance Sheet and analysed between current and non-current amounts. The interest elements of the rental obligations are charged to the Consolidated Income Statement over the periods of the relevant agreements and represent a constant proportion of the balance of capital repayments outstanding in line with the implicit interest rate methodology.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

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

Amounts recoverable on construction contracts, which are included in receivables, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Income Statement on identification.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Statement of Cash Flows, and accordingly these investments are treated as financial assets and are categorised as either “held-for-trading” or “loans and receivables” in accordance with IAS 39. Where relevant, the fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

Derivative financial instruments and hedging practices

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts).

At the inception of a derivative transaction, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as “held-for-trading” in accordance with IAS 39 and changes in fair values are reported in operating costs in the Consolidated Income Statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account interest and currency rates at that date and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

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

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the Consolidated Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Consolidated Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Consolidated Income Statement with the objective of achieving full amortisation by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income with the ineffective portion being reported in the Consolidated Income Statement. The associated gains or losses that

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

had previously been recognised as other comprehensive income are transferred to the Consolidated Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Consolidated Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as other comprehensive income remains there until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss previously recognised as other comprehensive income is transferred to the Consolidated Income Statement in the period.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve. The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Consolidated Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Consolidated Income Statement as part of the overall gain or loss on sale.

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

Gains and losses are recognised in the Consolidated Income Statement through amortisation on the basis of the period of the loans and borrowings and/or on impairment and derecognition of the associated loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Provisions for liabilities

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the income statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

the obligation. The increase in the provision due to passage of time is recognised as interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Tax (current and deferred)

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years. Any interest or penalties arising are included within current tax.

Deferred tax is provided using the liability method on all relevant temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are recognised for all taxable temporary differences with the exception of the following:

•

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or a liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profits will be available against which to offset these items. The following exceptions apply in this instance:

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

Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

CRH plc AND SUBSIDIARY COMPANIES

ACCOUNTING POLICIES (continued)

Government grants

Capital grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is treated as a deferred credit and is released to the Consolidated Income Statement over the expected useful life of the relevant asset through equal annual instalments.

Share capital

Treasury Shares

Own equity instruments (i.e. Ordinary Shares) acquired by the Parent Company are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company’s Ordinary Shares.

Own shares

Ordinary Shares purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Consolidated Balance Sheet.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Consolidated Financial Statements in the period in which they are declared by the Parent Company.

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Consolidated Financial Statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within operating profit in the Consolidated Income Statement.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS

1. SEGMENT INFORMATION

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Europe Products, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these segments.

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, insulation products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

Distribution businesses encompass builders merchanting activities and Do-It-Yourself (DIY) stores engaged in the marketing and sale of supplies to the construction sector and to the general public.

The principal factors employed in the identification of the six segments reflected in this note include the Group’s organisational structure, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 Operating Segments), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision-Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation and amortisation (PBITDA), supplemental information based on PBITDA is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis below.

Although IFRS 8 is being applied for the first time, there have been no changes to the basis of segmentation or to the basis of measurement of operating profit in compiling the consolidated financial statements in respect of the year ended 31st December 2009. In addition, there are no asymmetrical allocations to reporting segments which would require disclosure.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

1. SEGMENT INFORMATION (continued)

A. Operating segments disclosures—Consolidated Income Statement data

	Continuing operations—year ended 31st December
	Materials			Products			Distribution			Total Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Segment revenue

Europe	2,749	3,696	3,651	3,002	3,686	3,628	3,633	3,812	3,435	9,384	11,194	10,714
Americas	4,280	5,007	5,445	2,536	3,243	3,510	1,173	1,443	1,323	7,989	9,693	10,278

	7,029	8,703	9,096	5,538	6,929	7,138	4,806	5,255	4,758	17,373	20,887	20,992

Group operating profit before depreciation and amortisation (PBITDA)

Europe	434	806	746	283	392	461	204	258	261	921	1,456	1,468
Americas	670	724	834	173	369	468	39	116	90	882	1,209	1,392

	1,104	1,530	1,580	456	761	929	243	374	351	1,803	2,665	2,860

Depreciation and amortisation (including asset impairment charges)

Europe	177	175	160	167	168	153	67	64	49	411	407	362
Americas	263	262	264	150	131	128	24	24	20	437	417	412

	440	437	424	317	299	281	91	88	69	848	824	774

Group operating profit

Europe	257	631	586	116	224	308	137	194	212	510	1,049	1,106
Americas	407	462	570	23	238	340	15	92	70	445	792	980

	664	1,093	1,156	139	462	648	152	286	282	955	1,841	2,086

Profit on disposal of non-current assets—(i)										26	69	57
Finance costs (net)										(297)	(343)	(303)
Group share of associates’ profit after tax—(ii)										48	61	64

Profit before tax										732	1,628	1,904

Segment revenue includes €3,252 million (2008: €3,593 million; 2007: €3,706 million) in respect of revenue applicable to construction contracts. Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 33. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

Asset impairment charges of €41 million (2008: €14 million; 2007: €nil) relate to Europe Materials €9 million (2008: €nil million; 2007 €nil), Europe Products €19 million (2008: €12 million; 2007: €nil) and Americas Products €13 million (2008: €2 million; 2007: €nil).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

1. SEGMENT INFORMATION (continued)

	Continuing operations—year ended 31st December
	Materials			Products			Distribution			Total Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
(i) Profit on disposal of non-current assets
Europe	4	16	29	1	15	11	5	15	3	10	46	43
Americas	17	20	11	(1)	2	2	—	1	1	16	23	14

	21	36	40	—	17	13	5	16	4	26	69	57

(ii) Group share of associates’ profit after tax
Europe	39	45	52	1	5	2	7	11	10	47	61	64
Americas	1	—	—	—	—	—	—	—	—	1	—	—

	40	45	52	1	5	2	7	11	10	48	61	64

B. Operating segments disclosures—Consolidated Balance Sheet

	Continuing operations—year ended 31st December
	Materials		Products		Distribution		Total Group
	2009	2008	2009	2008	2009	2008	2009	2008
	€m	€m	€m	€m	€m	€m	€m	€m
Total assets
Europe	4,224	4,319	2,879	3,191	1,991	2,174	9,094	9,684
Americas	5,166	5,481	2,221	2,662	611	738	7,998	8,881

	9,390	9,800	5,100	5,853	2,602	2,912	17,092	18,565

Reconciliation to total assets as reported in the Consolidated Balance Sheet
Investments accounted for using the equity method							962	743
Other financial assets							128	127
Derivative financial instruments (current and non-current)							249	426
Income tax assets (current and deferred)							414	333
Liquid investments							66	128
Cash and cash equivalents							1,372	799

Total assets as reported in the Consolidated Balance Sheet							20,283	21,121

Total liabilities
Europe	954	966	802	759	457	465	2,213	2,190
Americas	722	896	354	569	151	204	1,227	1,669

	1,676	1,862	1,156	1,328	608	669	3,440	3,859

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet
Interest-bearing loans and borrowings (current and non-current)							5,324	7,298
Derivative financial instruments (current and non-current)							86	146
Income tax liabilities (current and deferred)							1,711	1,647
Capital grants							12	14

Total liabilities as reported in the Consolidated Balance Sheet							10,573	12,964

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

1. SEGMENT INFORMATION (continued)

C. Operating segments disclosures—other items

		Continuing operations—year ended 31st December
		Materials			Products			Distribution			Total Group
		2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
		€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Additions to non-current assets

Europe	Property, plant and equipment (note 13)	260	429	291	51	106	153	42	70	72	353	605	516
	Financial assets (note 15)	235	1	—	—	—	2	1	157	1	236	158	3
Americas	Property, plant and equipment (note 13)	125	304	334	51	121	159	3	9	19	179	434	512
	Financial assets (note 15)	8	48	37	—	—	—	—	—	—	8	48	37

		628	782	662	102	227	314	46	236	92	776	1,245	1,068

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above.

Section 2: Information about geographical areas and customers

CRH has a presence in 35 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; regions which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31st December Revenues by destination			As at 31st December Non-current assets
	2009	2008	2007	2009	2008
	€m	€m	€m	€m	€m
Country of domicile—Republic of Ireland	500	870	1,065	569	595
Benelux (mainly Netherlands)	2,762	3,070	2,918	1,458	1,518
Americas (mainly the United States)	7,997	9,702	10,290	6,200	6,527
Other	6,114	7,245	6,719	5,493	5,226

Group totals	17,373	20,887	20,992	13,720	13,866

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group each have a large number of customers spread across various activities, end-uses and geographies.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

2. PROPORTIONATE CONSOLIDATION OF JOINT VENTURES

The Group’s share of the income and expenses of its joint ventures for the years ended 31st December 2009, 2008 and 2007, the assets and liabilities as at 31st December 2009 and 2008 and future purchase commitments for property, plant and equipment, which are proportionately consolidated in the Consolidated Financial Statements where appropriate, are as follows:

Impact on Consolidated Income Statement

	2009	2008	2007
	€m	€m	€m
Group share of:
Revenue	1,095	1,172	1,076
Cost of sales	(768)	(806)	(734)

Gross profit	327	366	342
Operating costs	(233)	(229)	(229)

Operating profit	94	137	113
Profit on disposal of non-current assets	1	1	—

Profit before finance costs	95	138	113
Finance costs (net)	(7)	(13)	(14)

Profit before tax	88	125	99
Income tax expense	(19)	(26)	(25)

Group profit for the financial year	69	99	74

Depreciation charge for year	55	50	43

Impact on Consolidated Balance Sheet

	2009	2008
	€m	€m
Group share of:
Non-current assets	1,319	1,333
Current assets	395	423

Total assets	1,714	1,756

Total equity	1,158	1,143

Non-current liabilities	330	333
Current liabilities	226	280

Total liabilities	556	613

Total equity and liabilities	1,714	1,756

Net debt included above	114	153

The Group’s share of net debt in joint ventures is non-recourse to the Group.

Future purchase commitments for property, plant and equipment

Contracted for but not provided in the financial statements	15	30

Authorised by the Directors but not contracted for	120	122

A listing of the principal joint ventures is contained elsewhere herein.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

3. OPERATING COSTS

	2009	2008	2007
	€m	€m	€m
Selling and distribution costs	2,410	2,753	2,675
Administrative expenses	1,392	1,486	1,474
Other operating expenses	112	82	58
Other operating income	(6)	(13)	(16)

Total	3,908	4,308	4,191

Other operating expenses and income comprise the following charges/(credits):

Other operating expenses
Share-based payment expense (note 7)	28	24	23
Amortisation of intangible assets (note 14)	43	43	35
Impairment of intangible assets (note 14)	11	—	—
Impairment of property, plant and equipment (note 13)	30	14	—
Mark-to-market of undesignated derivative financial instruments (held-for-trading)	—	1	—

Total	112	82	58

Other operating income
Excess of fair value of identifiable net assets over consideration paid (note 32)	—	(6)	(4)
Mark-to-market of undesignated derivative financial instruments (held-for-trading)	(1)	(2)	(5)
Income from financial assets	(3)	(2)	(4)
Capital grants released (note 29)	(2)	(3)	(3)

Total	(6)	(13)	(16)

4. GROUP OPERATING PROFIT

Group operating profit has been arrived at after charging the following amounts (including the Group’s proportionate share of amounts in joint ventures):

	2009	2008	2007
	€m	€m	€m
Depreciation
—included in cost of sales	570	563	559
—included in operating costs	194	204	180

Total	764	767	739

Foreign exchange gains and losses (net)
—included in cost of sales	—	—	1
—included in operating costs	2	(6)	—

Total	2	(6)	1

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

4. GROUP OPERATING PROFIT (continued)

	2009	2008	2007
	€m	€m	€m
Operating lease rentals (minimum lease payments)
—hire of plant and machinery	86	104	109
—land and buildings	152	145	120
—other operating leases	44	36	39

Total	282	285	268

Auditors’ remuneration (included in administrative expenses)
Audit fees (i)	13	14	16
Audit-related fees (ii)	1	2	2
Tax fees	1	1	—
All other fees (iii)	—	—	1

	15	17	19

(i)	Audit fees include Sarbanes-Oxley attestation.
(ii)	Audit-related fees include acquisition-related due diligence amounting to €nil million (2008: €1.3 million; 2007: €2.1 million) and other attestation services that are closely related to the performance of the audit. In addition to the due diligence fees expensed in the Consolidated Income Statement and included in the audit-related fees caption above, further due diligence fees of €nil (2008: €0.6 million; 2007: €1.7 million) paid to the auditors have been included in the fair value of purchase consideration of business combinations for the respective periods; these amounts are reflected in the totals presented in note 32.
(iii)	All other fees relate principally to transaction advisory services.

5. DIRECTORS’ EMOLUMENTS AND INTERESTS

Directors’ emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors’ Remuneration on pages R-1 to R-12 of this Annual Report.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

6. EMPLOYMENT

The average number of employees (including CRH’s proportionate share of employees in joint ventures) is as follows:

	Materials	Products	Distribution	Total Group
Year ended 31st December 2009
Europe	12,599	18,454	10,997	42,050
Americas	18,075	16,349	3,348	37,772

Total	30,674	34,803	14,345	79,822

Year ended 31st December 2008
Europe	14,560	21,265	11,499	47,324
Americas	22,028	20,227	3,993	46,248

Total	36,588	41,492	15,492	93,572

Year ended 31st December 2007
Europe	14,583	19,298	10,381	44,262
Americas	23,521	20,538	3,712	47,771

Total	38,104	39,836	14,093	92,033

Employment costs charged in the Consolidated Income Statement (including the Group’s proportionate share of joint ventures’ costs) are analysed as follows:

	2009	2008	2007
	€m	€m	€m
Wages and salaries	2,711	3,077	3,018
Social welfare costs	340	377	377
Other employment-related costs	418	401	355
Share-based payment expense (note 7)	28	24	23
Total pension costs (note 28)	179	176	194

Total	3,676	4,055	3,967

Total charge analysed between:
Cost of sales	1,834	2,061	2,047
Operating costs	1,834	2,009	1,935
Finance costs (net)—applicable to defined benefit pension schemes (note 8)	8	(15)	(15)

Total	3,676	4,055	3,967

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENT EXPENSE

	2009	2008	2007
	€m	€m	€m
Share option expense	18	17	18
Performance Share Plan expense	10	7	5

	28	24	23

€2 million (2008: €1 million; 2007: €2 million) of the total expense reported in the Consolidated Income Statement relates to the Directors.

Share Option Schemes

The Group operates share option schemes, which were approved by shareholders in May 2000 (replacing the schemes which were approved in May 1990), and savings-related share option schemes, also approved by shareholders in May 2000. The general terms and conditions applicable to the share options granted by CRH under the share option schemes are set out in the Report on Directors’ Remuneration on pages R-1 to R-12.

The Group’s employee share options are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7th November 2002. As options to acquire Ordinary Shares in the Company are traditionally granted in April of each year, the expense reflected in operating costs in the Consolidated Income Statement of €18 million (2008: €17 million; 2007: €18 million) relates to options granted in April 2003 and in the subsequent periods. The expense has been arrived at through applying a trinomial valuation technique; this is a lattice option-pricing model in accordance with IFRS 2.

All unexercised options and share awards under the Group’s various share plans have been adjusted for the bonus element of the Rights Issue completed in March 2009—see note 30 (iii). Throughout this note, prior year disclosures for options and share awards have not been restated for this bonus element.

Details of options granted under the share option schemes (excluding savings-related share option schemes)

A summary of activity under the Company’s share option schemes in the three years ended 31st December 2009, 2008 and 2007 together with the weighted average exercise price of the share options is as follows:

	Weighted average exercise price	Number of options 2009	Weighted average exercise price	Number of options 2008	Weighted average exercise price	Number of options 2007
Share options
Outstanding at beginning of year	€21.03 / Stg£16.46	24,025,246	€20.38 / Stg£16.06	23,304,553	€18.33 / Stg£13.85	23,785,368
Rights Issue adjustment—March 2009	n/a	2,594,915	n/a	—	n/a	—
Granted (a)	€16.93 / Stg£15.30	2,596,000	€23.87 / Stg£19.06	2,912,000	€32.90 / Stg£22.43	2,807,900
Exercised (b)	€14.92 / Stg£10.17	(3,562,399)	€15.89 / Stg£13.06	(1,558,866)	€15.54 / Stg£10.99	(2,810,420)
Lapsed	€21.92 / Stg£16.31	(1,027,740)	€22.89 / Stg£18.22	(632,441)	€19.83 / Stg£17.91	(478,295)

Outstanding at end of year	€19.21 / Stg£15.46	24,626,022	€21.03 / Stg£16.46	24,025,246	€20.38 / Stg£16.06	23,304,553

Exercisable at end of year	€16.00 / Stg£11.57	11,816,179	€17.53 / Stg£12.48	14,118,956	€16.73 / Stg£11.26	8,652,124

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENT EXPENSE (continued)

(a)	Pursuant to the 2000 share option schemes, employees were granted options over 2,596,000 (2008: 2,912,000; 2007: 2,807,900) of the Company’s Ordinary Shares on 14th April 2009. These options may be exercised after the expiration of three years from their date of grant, subject to specified EPS growth targets being achieved. All options granted have a life of ten years.
(b)	The weighted average share price at the date of exercise of these options was €18.29 (2008: €23.53; 2007: €32.21).

The weighted average remaining contractual life for the share options outstanding as at 31st December 2009 is 5.16 years (2008: 5.24 years; 2007: 5.55 years). The range of exercise prices for the 24,626,022 (2008: 24,025,246; 2007: 23,304,553) options outstanding at the end of the year was €11.86—€29.86 for the 24,478,108 (2008: 23,878,042; 2007: 23,156,261) euro-denominated options (2008: €13.15—€33.12; 2007: €12.64—€33.12) and Stg£8.17—Stg£20.23 for the 147,914 (2008: 147,204; 2007: 148,292) sterling-denominated options (2008: Stg£9.06—Stg£22.43; 2007: Stg£9.06—Stg£22.43).

The CRH share price at 31st December 2009 was €19.01 (approximately Stg£16.88) (2008: €17.85/approximately Stg£17.00; 2007: €23.85/approximately Stg£17.49). The following analysis shows the number of outstanding share options with prices lower/higher than the year-end share price:

	2009	2008	2007
Number of options with prices lower than year-end price
Exercisable	11,816,179	6,075,620	8,652,124
Not exercisable	4,583,144	2,009,145	9,331,395

	16,399,323	8,084,765	17,983,519

Number of options with prices higher than year-end price
Exercisable	—	8,043,336	—
Not exercisable	8,226,699	7,897,145	5,321,034

	8,226,699	15,940,481	5,321,034

Total options outstanding	24,626,022	24,025,246	23,304,553

The weighted average fair values assigned to options granted in 2009, 2008 and 2007 under the 2000 Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	3-year
	€	Stg£ *
Granted during 2009 (amounts in €)	3.05	2.97
Granted during 2008 (amounts in €)	4.46	4.46
Granted during 2007 (amounts in €)	6.65	6.60

*	€ equivalents at the date of grant

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENT EXPENSE (continued)

The fair values of these options were determined using the following assumptions:

	2009	2008	2007
	3-year	3-year	3-year
Weighted average exercise price (amounts in €)	16.92	23.87	32.90
Risk-free interest rate (%)	2.38	3.61	4.08
Expected dividend payments over the expected life (€ cent)	320.1	401.26	503.05
Expected volatility (%)	24.5	21.7	21.3
Expected life in years	5	5	5

The expected volatility was determined using an historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. The terms of the options granted under the share option schemes do not contain any market conditions within the meaning of IFRS 2. No relevant modifications were effected to the share option schemes during the course of 2009, 2008 or 2007.

Details of options granted under the savings-related share option schemes

	Weighted average exercise price	Number of options 2009	Weighted average exercise price	Number of options 2008	Weighted average exercise price	Number of options 2007
Savings-related share options
Outstanding at beginning of year	€21.20 / Stg£15.51	1,033,071	€18.37 / Stg£12.53	1,259,082	€15.85 / Stg£10.97	1,263,622
Rights Issue adjustment—March 2009	n/a	103,787	n/a	—	n/a	—
Granted (a)	€11.18 / Stg£11.36	932,491	€20.40 / Stg£16.07	520,741	€26.89 / Stg£18.61	265,300
Exercised (b)	€13.23 / Stg£11.18	(118,477)	€11.07 / Stg£8.34	(487,350)	€14.95 / Stg£9.83	(211,702)
Lapsed	€18.58 / Stg£14.21	(580,220)	€22.67 / Stg£15.88	(259,402)	€20.56 / Stg£14.00	(58,138)

Outstanding at end of year	€13.85 / Stg£12.62	1,370,652	€21.20 / Stg£15.51	1,033,071	€18.37 / Stg£12.53	1,259,082

Exercisable at end of year	€19.60 / Stg£14.14	5,193	€11.87 / Stg£10.69	20,086	€15.20 / Stg£9.94	3,313

(a)	Pursuant to the savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 932,491 of the Company’s Ordinary Shares on 2nd April 2009 (2008: 302,405 share options on 16th May 2008 and 218,336 share options on 3rd April 2008; 2007: 122,039 share options on 11th April 2007 and 143,261 share options on 5th April 2007). Options granted during the year comprise options over 511,689 (2008: 248,572; 2007: 144,138) shares which are normally exercisable within a period of six months after the third anniversary of the contract. Options over the remaining 420,802 (2008: 272,169; 2007: 121,162) shares are normally exercisable within a period of six months of the fifth anniversary of the contract. Options granted under the savings-related share option schemes are not subject to EPS growth targets. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.
(b)	The weighted average share price at the date of exercise of these options was €17.71 (2008: €17.21; 2007: €35.31).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENT EXPENSE (continued)

The weighted average remaining contractual life for the savings-related share options outstanding as at 31st December 2009 is 3.34 years (2008: 2.89 years; 2007: 2.16 years). The range of exercise prices for the 1,370,652 (2008: 1,033,071; 2007: 1,259,082) savings-related share options outstanding at the end of the year was €11.18—€24.25 for the 665,886 (2008: 496,634; 2007: 524,350) euro-denominated options (2008: €10.63—€26.89; 2007: €10.63—€26.89) and Stg£11.16—Stg£16.78 for the 704,766 (2008: 536,437; 2007: 734,732) sterling-denominated options (2008: Stg£7.18—Stg£18.61; 2007: Stg£7.18—Stg£18.61).

The weighted average fair values assigned to options issued under the savings-related share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	3-year	5-year	3-year	5-year
	€	€	Stg£ *	Stg£ *
Granted during 2009 (amounts in €)	6.86	6.92	5.67	5.77
Granted during 2008 (amounts in €)	5.85	6.41	5.98	6.56
Granted during 2007 (amounts in €)	7.09	8.55	7.23	8.71

*	€ equivalents at the date of grant

The fair values of these options were determined using the following assumptions:

	2009		2008		2007
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (amounts in €)	12.04	11.82	20.72	20.57	27.20	27.10

Risk-free interest rate (%)	1.80	2.40	3.95/3.58	4.00/3.69	4.08	4.10
Expected dividend payments over the expected life (€ cent)	188.75	320.10	219.73	401.26	246.06	503.05
Expected volatility (%)	28.1	24.5	21.6/21.8	20.9/21.7	17.3	21.3
Expected life in years	3	5	3	5	3	5

The expected volatility was determined using an historical sample of 37 month-end CRH share prices in respect of the three-year savings-related share options and 61 month-end share prices in respect of the five-year savings-related share options. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. The terms of the options issued under the savings-related share option schemes do not contain any market conditions within the meaning of IFRS 2. No relevant modifications were effected to the savings-related share option schemes during the course of 2009, 2008 or 2007.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006. The general terms and conditions applicable to shares awarded by CRH under this Plan are set out in the Report on Directors’ Remuneration on pages R1 to R12.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

7. SHARE-BASED PAYMENT EXPENSE (continued)

Shares awarded under the Group’s Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-based Payment. IFRS 2 requires that a recognised valuation methodology be employed to determine the fair value of shares awarded and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense of €10 million (2008: €7 million; 2007: €5 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

			Number of Shares
	Share price at date of award *	Period to earliest release date	Initial award	Rights Issue adjustment	Cumulative lapses/ releases to date **	Net outstanding	Fair value
Granted in 2006	€24.82	3 years	627,750	62,249	689,999	—	€12.11
Granted in 2007	€33.29	3 years	594,750	60,122	45,218	609,654	€17.14
Granted in 2008	€23.45	3 years	741,000	76,331	43,272	774,059	€10.27
Granted in 2009	€17.00	3 years	1,658,000	—	—	1,658,000	€8.29

*	Share prices in respect of awards prior to the Rights Issue have not been rights adjusted.
**	In March 2009, 474,997 (74.99% of the initial award net of lapses and adjusted for the Rights Issue) of the shares awarded under the Performance Share Plan in 2006 vested and accordingly were released to the participants of the scheme.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2009	2008	2007
Risk-free interest rate (%)	1.77	3.49	4.07
Expected volatility (%)	28.1	21.8	20.0

The expected volatility was determined using an historical sample of 37 month-end CRH share prices.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

8. FINANCE COSTS AND FINANCE REVENUE

	2009	2008	2007
	€m	€m	€m
Finance costs
Interest payable on bank loans and overdrafts repayable wholly within five years:
—by instalments	4	11	17
—not by instalments	223	275	230
Interest payable under finance leases and hire purchase contracts	1	2	2
Interest payable on other borrowings	149	123	137

Total interest payable	377	411	386
Unwinding of discount element of provisions for liabilities (note 26)	15	16	17
Unwinding of discount applicable to deferred and contingent acquisition consideration	4	5	5
Income on interest rate and currency swaps	(77)	(34)	(31)
Mark-to-market of derivatives and related fixed rate debt:
—interest rate swaps (i)	133	(283)	(90)
—currency swaps and forward contracts	7	3	2
—fixed rate debt (i)	(135)	287	92
Interest cost on defined benefit pension scheme liabilities	95	98	92

Total finance costs	419	503	473

Finance revenue
Interest receivable on loans to joint ventures and associates	(3)	(4)	(4)
Interest receivable on liquid investments	(4)	(8)	(18)
Interest receivable on cash and cash equivalents	(28)	(35)	(41)

	(35)	(47)	(63)
Expected return on defined benefit pension scheme assets	(87)	(113)	(107)

Total finance revenue	(122)	(160)	(170)

Finance costs (net)	297	343	303

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted fair value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

9. GROUP SHARE OF ASSOCIATES’ PROFIT AFTER TAX

The Group’s share of associates’ profit after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement. The Group’s share of profit after tax generated by associates is analysed as follows between the principal Consolidated Income Statement captions:

	2009	2008	2007
	€m	€m	€m
Group share of:
Revenue	1,029	1,006	806

Profit before finance costs	64	86	91
Finance costs (net)	(5)	(3)	(1)

Profit before tax	59	83	90
Income tax expense	(11)	(22)	(26)

Profit after tax	48	61	64

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in associates is presented in note 15.

10. INCOME TAX EXPENSE

	2009	2008	2007
	€m	€m	€m
Current tax
Republic of Ireland
Corporation tax at 12.5% (2008: 12.5%; 2007: 12.5%)	(5)	21	17
Less: manufacturing relief	—	(3)	(4)
Tax on disposal of non-current assets	1	3	5

	(4)	21	18
Overseas tax	29	239	398
Tax on disposal of non-current assets—Overseas	11	17	10

Total current tax	36	277	426

Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	11	5	8
Share-based payment expense	(3)	2	(4)
Derivative financial instruments	(11)	(1)	(1)
Other items	101	83	37

Total deferred tax	98	89	40

Income tax expense	134	366	466

Reconciliation of applicable tax rate to effective tax rate
Profit before tax (€m)	732	1,628	1,904
Tax charge expressed as a percentage of profit before tax (effective tax rate):
—current tax expense only	4.9%	17.0%	22.4%
—total income tax expense (current and deferred)	18.3%	22.5%	24.5%

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

10. INCOME TAX EXPENSE (continued)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
	2009	2008	2007
Irish corporation tax rate	12.5	12.5	12.5
Manufacturing relief in the Republic of Ireland	—	(0.2)	(0.2)
Higher tax rates on overseas earnings	3.8	10.5	12.0
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	2.0	(0.3)	0.2

Total effective tax rate	18.3	22.5	24.5

Current and deferred tax movements recognised directly within equity
	€m	€m	€m
Recognised within the Consolidated Statement of Comprehensive Income:
Deferred tax
Defined benefit pension obligations	20	67	(46)
Cash flow hedges	(2)	4	(2)

	18	71	(48)

Recognised within the Consolidated Statement of Changes in Equity:
Current tax
Share option exercises	1	2	13

Deferred tax
Share-based payment expense	2	(15)	(39)

	3	(13)	(26)

Income tax recognised within equity	21	58	(74)

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH’s investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking. Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial (with materiality defined in the context of the year-end 2009 financial statements).

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

11. DIVIDENDS

As shown in note 30, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2009	2008	2007
	€m	€m	€m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2008: €3,175; 2007: €3,175)	—	—	—
7% ‘A’ Cumulative Preference Shares €77,521 (2008: €77,521; 2007: €77,521)	—	—	—
Equity (i)
Final—43.74c (restated) per Ordinary Share in May 2009 (43.28c, restated paid in May 2008; 34.72, restated paid in May 2007)	258	260	209
Interim—paid 18.50c per Ordinary Share (2008: 18.48c, restated; 2007: 18.03c, restated)	128	109	109

Total	386	369	318

Dividends proposed (memorandum disclosure)
Equity (i)
Final 2009—proposed 44.00c per Ordinary Share (2008: 43.74c, restated; 2007: 43.28c, restated)	307	258	260

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	386	369	318
Less: issue of shares in lieu of dividends (ii)	(148)	(22)	(68)

Dividends paid to equity holders of the Company	238	347	250
Dividends paid by subsidiaries to minority interest	7	5	5

Total dividends paid	245	352	255

(i)	Comparative per share amounts for 2008 and 2007 have been restated to reflect the bonus element of the March 2009 Rights Issue—see note 12 (iii) below.
(ii)	In accordance with the scrip dividend scheme, shares to the value of €148 million (2008: €22 million; 2007: €68 million) were issued in lieu of dividends.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

12. EARNINGS PER ORDINARY SHARE

	2009		2008		2007
	€m		€m		€m
The computation of basic and diluted earnings per Ordinary Share is set out below:
Numerator computations—basic and diluted earnings per Ordinary Share
Group profit for the financial year	598		1,262		1,438
Profit attributable to minority interest	(6)		(14)		(8)

Profit attributable to equity holders of the Company	592		1,248		1,430
Preference dividends	—		—		—

Profit attributable to ordinary equity holders of the Company	592		1,248		1,430

			Restated (ii)		Restated (ii)
Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	670.8		593.9		603.6
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (iii)	2.7		3.3		5.3

Denominator for diluted earnings per Ordinary Share	673.5		597.2		608.9

Basic earnings per Ordinary Share	88.3	c	210.2	c	236.9	c

Diluted earnings per Ordinary Share	87.9	c	209.0	c	234.8	c

(i)	Basic and diluted earnings per Ordinary Share: The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares re-purchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 30.
(ii)	As set out in note 30 (iii) 152,087,952 new Ordinary/Income Shares were issued in March 2009 at €8.40 per share on the basis of two new Ordinary/Income Shares for every seven existing Ordinary/Income Shares under the terms of a Rights Issue. The actual cum rights price on 3rd March 2009, the last day of quotation cum rights, was €15.065, and the theoretical ex rights price for an Ordinary/Income Share was therefore €13.5839 per share. The comparative earnings per share figures have been calculated by applying a factor of 1.1090 to the average number of shares in issue for 2008 and 2007 in order to adjust for the bonus element of the Rights Issue.
(iii)	The issue of certain Ordinary Shares in respect of employee share options and Performance Share Plan awards are contingent upon the satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 Earnings per Share, these contingently issuable Ordinary Shares (totalling 15,851,556 at 31st December 2009, 13,036,617 on a rights-adjusted basis at 31st December 2008 and 17,591,988 on a rights-adjusted basis at 31st December 2007) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings (i)	Plant and machinery	Transport	Assets in course of construction	Total
	€m	€m	€m	€m	€m
At 31st December 2009
Cost/deemed cost	5,710	7,113	803	416	14,042
Accumulated depreciation (and impairment charges)	(1,245)	(3,758)	(504)	—	(5,507)

Net carrying amount	4,465	3,355	299	416	8,535

At 1st January 2009, net carrying amount	4,321	3,567	380	620	8,888
Translation adjustment	(59)	(61)	(8)	(5)	(133)
Reclassifications	279	164	(2)	(441)	—
Additions at cost (ii)	70	207	17	238	532
Arising on acquisition (note 32)	46	51	9	4	110
Disposals at net carrying amount	(39)	(19)	(10)	—	(68)
Depreciation charge for year	(146)	(531)	(87)	—	(764)
Impairment charge for year (iii)	(7)	(23)	—	—	(30)

At 31st December 2009, net carrying amount	4,465	3,355	299	416	8,535

The equivalent disclosure for the prior year is as follows:

At 31st December 2008
Cost/deemed cost	5,434	6,952	847	620	13,853
Accumulated depreciation (and impairment charges)	(1,113)	(3,385)	(467)	—	(4,965)

Net carrying amount	4,321	3,567	380	620	8,888

At 1st January 2008, net carrying amount	4,030	3,416	378	402	8,226
Translation adjustment	61	8	13	(26)	56
Reclassifications	58	128	(4)	(182)	—
Additions at cost (ii)	141	413	71	414	1,039
Arising on acquisition (note 32)	218	179	20	12	429
Disposals at net carrying amount	(41)	(33)	(7)	—	(81)
Depreciation charge for year	(140)	(536)	(91)	—	(767)
Impairment charge for year (iii)	(6)	(8)	—	—	(14)

At 31st December 2008, net carrying amount	4,321	3,567	380	620	8,888

At 1st January 2008
Cost/deemed cost	4,963	6,303	731	402	12,399
Accumulated depreciation	(933)	(2,887)	(353)	—	(4,173)

Net carrying amount	4,030	3,416	378	402	8,226

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,797 million at the balance sheet date (2008: €1,780 million).
(ii)	Borrowing costs capitalised during the financial year amounted to €9.5 million (2008: €13 million; 2007: €3 million). The average capitalisation rate employed to determine the amount of borrowing costs eligible for capitalisation was 5.5% (2008: 5.5%; 2007: 5.5%).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

13. PROPERTY, PLANT AND EQUIPMENT (continued)

(iii)	Property, plant and equipment assets are reviewed for potential impairment at each reporting date by applying a series of external and internal indicators specific to the assets under consideration; these indicators would encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes inter alia. In the event that there is an indication that an asset (or collection of assets) may be impaired, the Group measures the potential impairment using a discounted cash flow technique and records an impairment where the recoverable amount (being the higher of fair value less costs to sell and value-in-use) is less than the carrying amount. The impairment charge for 2009 of €30 million (2008: €14 million; 2007: €nil) represents charges across a number of business units in the Group, none of which is individually material.

Assets held under finance leases

The net carrying amount and the depreciation charge during the period in respect of assets held under finance leases, and capitalised in property, plant and equipment, are as follows:

	2009	2008
	€m	€m
Cost	79	91
Accumulated depreciation	(45)	(43)

Net carrying amount	34	48

Depreciation charge for year	9	8

Future purchase commitments for property, plant and equipment

Contracted for but not provided in the financial statements	272	433

Authorised by the Directors but not contracted for	139	133

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS

		Other intangible assets
	Goodwill	Marketing- related	Customer- related (i)	Contract- based	Total
	€m	€m	€m	€m	€m
At 31st December 2009
Cost	3,976	35	274	22	4,307
Accumulated amortisation (and impairment charges)	(57)	(20)	(128)	(7)	(212)

Net carrying amount	3,919	15	146	15	4,095

At 1st January 2009, net carrying amount	3,884	22	185	17	4,108
Translation adjustment	(21)	(1)	(2)	—	(24)
Arising on acquisition (note 32)	64	—	2	—	66
Disposals	(1)	—	—	—	(1)
Amortisation charge for year (ii)	—	(5)	(36)	(2)	(43)
Impairment charge for year	(7)	(1)	(3)	—	(11)

At 31st December 2009, net carrying amount	3,919	15	146	15	4,095

The equivalent disclosure for the prior year is as follows:

At 31st December 2008
Cost	3,934	36	278	22	4,270
Accumulated amortisation (and impairment charges)	(50)	(14)	(93)	(5)	(162)

Net carrying amount	3,884	22	185	17	4,108

At 1st January 2008, net carrying amount	3,482	18	175	17	3,692
Translation adjustment	37	—	4	1	42
Arising on acquisition (note 32)	366	9	42	1	418
Disposals	(1)	—	—	—	(1)
Amortisation charge for year (ii)	—	(5)	(36)	(2)	(43)

At 31st December 2008, net carrying amount	3,884	22	185	17	4,108

At 1st January 2008
Cost	3,532	27	230	21	3,810
Accumulated amortisation (and impairment charges)	(50)	(9)	(55)	(4)	(118)

Net carrying amount	3,482	18	175	17	3,692

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.
(ii)	Goodwill is not subject to amortisation under IFRS. The useful lives of all other intangible assets are finite and, in general, range from one to ten years dependent on the nature of the asset.

Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. Business combinations in the Group’s Products and Distribution segments do not exhibit the same level of asset intensity and intangible assets are recognised, where appropriate, on such combination activity.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS (continued)

Goodwill

The goodwill balances disclosed above include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in financial assets in the Consolidated Balance Sheet (see note 15).

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1st January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 29 (2008: 27) cash-generating units have been identified and these are analysed below between the six business segments in the Group. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the cash-generating units on a reasonable and consistent basis. Investments accounted for using the equity method have not been allocated given that such investments fall to be assessed for impairment under IAS 39 Financial Instruments: Recognition and Measurement.

	Cash-generating units		Goodwill
	2009	2008	2009	2008
			€m	€m
Europe Materials	11	10	751	747
Europe Products	3	4	707	708
Europe Distribution	1	1	573	558
Americas Materials	8	6	1,037	992
Americas Products	5	5	586	603
Americas Distribution	1	1	265	276

Total cash-generating units	29	27	3,919	3,884

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 29 cash-generating units is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used in 2009. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS (continued)

represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each cash-generating unit. The real pre-tax discount rates used range from 7.9% to 12.0% (2008: 8.1% to 13.4%); the average rate is in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

An impairment charge of €7 million (2008: €nil million; 2007: €nil) has been recognised by the Group; this charge relates to the rationalisation of two individual sites in Europe Products.

Key sources of estimation uncertainty

The cash flows have been arrived at taking account of the Group’s strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected PBITDA (i.e. operating profit before depreciation and amortisation of intangible assets) margins, net cash flows, discount rates used and the duration of the discounted cash flow model.

Sensitivity analysis

Sensitivity analysis has been performed in respect of 6 of the 29 CGUs. These 6 CGUs had aggregate goodwill of €784 million and an aggregate carrying value of €2,566 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 6 CGUs selected for sensitivity analysis testing:

Reduction in PBITDA margin	0.8 to 3.7 percentage points
Reduction in profit before tax	11.1% to 34.9%
Reduction in net cash flow	8.3% to 19.5%
Increase in pre-tax discount rate	1.1 to 2.6 percentage points

Additional disclosures—significant goodwill amounts

The goodwill allocated to each of the 29 (2008: 27) cash-generating units accounts for between 10% and 20% of the total carrying amount of €3,919 million in one instance and less than 10% of the total carrying amount in all other cases. The additional disclosures required under IAS 36 Impairment of Assets are as follows:

	Europe Distribution
	2009	2008
Carrying amount of goodwill allocated to the CGU at date of testing	€573m	€492m
Carrying amount of indefinite-lived intangible assets allocated to the CGU	Nil	Nil
Basis on which the recoverable amount of the CGU has been assessed	Value-in-use	Value-in-use
Discount rate applied to the cash flow projections (real pre-tax)	10.0%	10.2%
Excess of value-in-use over carrying amount	€307m	€938m

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

14. INTANGIBLE ASSETS (continued)

The key assumptions, methodology used and values applied to each of the key assumptions for this cash-generating unit are in line with those addressed above.

Given the magnitude of the excess of value-in-use over carrying amount, and the reasonableness of the key assumptions employed, no further disclosures relating to sensitivity of the value-in-use computations for this CGU were considered to be warranted.

15. FINANCIAL ASSETS

	Investments accounted for using the equity method (i.e. associates)				Other (ii)
	Share of net assets	Goodwill	Loans	Total
	€m	€m	€m	€m	€m
At 1st January 2009	532	208	3	743	127
Translation adjustment	(13)	(3)	—	(16)	(3)
Associate becoming a subsidiary (note 32)	(7)	—	—	(7)	—
Investments and advances (i)	144	90	1	235	9
Disposals and repayments	(2)	—	(1)	(3)	(5)
Retained profit	16	(6)	—	10	—

At 31st December 2009	670	289	3	962	128

The equivalent disclosure for the prior year is as follows:
At 1st January 2008	465	105	4	574	78
Translation adjustment	2	1	—	3	5
Arising on acquisition (note 32)	1	—	—	1	2
Investments and advances (i)	54	102	—	156	50
Disposals and repayments	(8)	—	(1)	(9)	(8)
Retained profit	18	—	—	18	—

At 31st December 2008	532	208	3	743	127

(i)	The major investment during the year was the purchase on 5th January 2009 of a 26% stake in Yatai Cement, the leading cement manufacturer in northeastern China, for a consideration of €224 million.
(ii)	Other financial assets primarily comprise trade investments carried at historical cost and loans extended by the Group to joint ventures (which are treated as loans and receivables under IAS 39 Financial Instruments: Recognition and Measurement and are included within financial assets at amortised cost). The balance as at 31st December 2009 comprises €14 million primarily in respect of trade investments and €114 million in respect of loans to joint ventures (2008: €15 million and €112 million respectively).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

15. FINANCIAL ASSETS (continued)

The total investment in associates is analysed as follows:

	2009	2008
	€m	€m
Non-current assets	1,065	792
Current assets	581	469
Non-current liabilities	(302)	(248)
Current liabilities	(382)	(270)

Net assets	962	743

A listing of the principal associates is contained elsewhere herein.

The Group holds a 21.23% stake (2008: 21.66%) in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment as at the balance sheet date amounted to €42 million (2008: €40 million).

16. DISPOSAL OF NON-CURRENT ASSETS

	2009	2008	2007
	€m	€m	€m
Non-current assets disposed of at net carrying amount:
—property, plant and equipment (note 13)	68	81	74
—intangible assets (note 14)	1	1	—
—financial assets (note 15)	8	17	25

Total	77	99	99
Profit on disposal of non-current assets	26	69	57

Proceeds from disposal of non-current assets—Consolidated Statement of Cash Flows	103	168	156

17. INVENTORIES

	2009	2008
	€m	€m
Raw materials	585	749
Work-in-progress (i)	82	110
Finished goods	1,341	1,614

Total inventories at the lower of cost and net realisable value	2,008	2,473

(i)	Work-in-progress includes €nil million (2008: €nil million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

Write-downs of inventories recognised as an expense within cost of sales amounted to €41 million (2008: €17 million; 2007: €20 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

18. TRADE AND OTHER RECEIVABLES

	2009	2008
	€m	€m
All current
Trade receivables	1,608	2,100
Amounts receivable in respect of construction contracts (i)	350	458

Total trade receivables, gross	1,958	2,558
Provision for impairment	(158)	(161)

Total trade receivables, net	1,800	2,397
Other receivables (ii)	477	486
Amounts receivable from associates	1	—
Prepayments and accrued income	176	213

Total	2,454	3,096

(i)	Unbilled revenue at the balance sheet date in respect of construction contracts amounting to €89 million (2008: €119 million).
(ii)	Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €82 million (2008: €94 million).

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

A general discussion of the terms and conditions applicable to related party receivables is provided in note 33 to the financial statements.

The carrying amounts of trade and other receivables approximate their fair value largely due to the short-term maturities of these instruments.

Valuation and Qualifying Accounts (Provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2009	2008	2007
	€m	€m	€m
At 1st January	161	158	129
Translation adjustment	(1)	1	(6)
Additions—Provided during year	71	63	75
Deductions—Written-off during year	(68)	(51)	(32)
Deductions—Recovered during year	(5)	(10)	(8)

At 31st December	158	161	158

Information in relation to the Group’s credit risk management is provided in note 21 to the financial statements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

18. TRADE AND OTHER RECEIVABLES (continued)

Aged analysis

The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2009	2008
	€m	€m
Neither past due nor impaired	1,528	2,148
Past due but not impaired:
—less than 60 days	112	71
—60 days or greater but less than 120 days	89	65
—120 days or greater	32	40
Past due and impaired (partial or full provision)	197	234

Total	1,958	2,558

19. TRADE AND OTHER PAYABLES

	2009	2008
	€m	€m
Current
Trade payables	1,172	1,440
Irish employment-related taxes	3	3
Other employment-related taxes	76	78
Value added tax	85	92
Deferred and contingent acquisition consideration	32	44
Other payables (i)	372	495
Accruals and deferred income	682	731
Amounts payable to associates	49	36

Subtotal-current	2,471	2,919

Non-current
Other payables	74	36
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:
—between one and two years	16	33
—between two and five years	35	36
—after five years	30	32

Subtotal-non-current	155	137

(i)	Other payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon amounting to €174 million at the balance sheet date (2008: €190 million).

The carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities of these instruments.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

20. MOVEMENT IN WORKING CAPITAL

	Inventories	Trade and other receivables	Trade and other payables	Total
	€m	€m	€m	€m
At 1st January 2009	2,473	3,096	(3,056)	2,513
Translation adjustment	(34)	(31)	14	(51)
Arising on acquisition (note 32)	11	22	(14)	19
Movement in finance-related receivables	—	115	—	115
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 32)	—	—	(8)	(8)
—paid during the year	—	—	37	37
Interest accruals	—	4	(10)	(6)
(Decrease)/increase in working capital	(442)	(752)	411	(783)

At 31st December 2009	2,008	2,454	(2,626)	1,836

The equivalent disclosure for the prior years are as follows:
At 1st January 2008	2,226	3,199	(3,097)	2,328
Translation adjustment	8	26	(15)	19
Arising on acquisition (note 32)	66	126	(89)	103
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 32)	—	—	(12)	(12)
—paid during the year	—	—	34	34
Interest accruals	—	(4)	(12)	(16)
Increase/(decrease) in working capital	173	(251)	135	57

At 31st December 2008	2,473	3,096	(3,056)	2,513

At 1st January 2007	2,036	3,172	(2,948)	2,260
Translation adjustment	(110)	(149)	160	(99)
Arising on acquisition (note 32)	263	411	(313)	361
Deferred and contingent acquisition consideration:
—arising on acquisitions during the year (note 32)	—	—	(31)	(31)
—paid during the year	—	—	107	107
Interest accruals	—	(1)	(8)	(9)
Increase/(decrease) in working capital	37	(234)	(64)	(261)

At 31st December 2007	2,226	3,199	(3,097)	2,328

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group’s capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31st December 2009 amounted to 1.4 times (2008: 3.4 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2009	2008
	€m	€m
Capital and reserves attributable to the Company’s equity holders	9,637	8,087
Net debt (note 25)	3,723	6,091

Capital and net debt	13,360	14,178

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

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Group Treasurer reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board of Directors.

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

Interest rate risk

The Group’s exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by the Group’s corporate treasury function using a mix of fixed and floating rate debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 24. The following table demonstrates the impact on profit before tax of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant:

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%
Impact on profit before tax	2009	-/+ €8m	-/+ €4m
	2008	-/+ €32m	-/+ €16m
	2007	-/+ €28m	-/+ €14m

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise and are shown in note 4.

Given the Group’s presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 25. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, partially to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in the United States:

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%
Impact on profit before tax	2009	-/+ €14m	-/+ €7m
	2008	-/+ €29m	-/+ €15m
	2007	-/+ €37m	-/+ €19m
Impact on equity *	2009	-/+ €170m	-/+ €87m
	2008	-/+ €160m	-/+ €82m
	2007	-/+ €164m	-/+ €84m
* Includes the impact on financial instruments which is as follows:	2009	+/- €105m	+/- €54m
	2008	+/- €139m	+/- €71m
	2007	+/- €115m	+/- €59m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. It excludes trade receivables and trade payables.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment grade ratings—generally counterparties have ratings of A2/A or higher from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to circa 8.1% of gross trade receivables (2008: 6.3%). Customer credit risk is managed at appropriate Group locations subject to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 78% of the total receivables balance at the balance sheet date (2008: 84%); amounts receivable from related parties (notes 18 and 33) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed relevant by operational management.

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. The Group’s corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of liquid investments, cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents and liquid resources only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group’s debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

The tables below show the projected contractual undiscounted total cash outflows (principal and interest) arising from the Group’s trade and other payables, gross debt and derivative financial instruments. The tables also include the gross cash inflows projected to arise from derivative financial instruments. These projections are based on the interest and foreign exchange rates applying at the end of the relevant financial year.

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	After 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
At 31st December 2009
Financial liabilities—cash outflows
Trade and other payables	2,471	91	13	14	15	39	2,643
Finance leases	4	2	2	1	1	3	13
Interest-bearing loans and borrowings	377	550	782	507	893	1,911	5,020
Interest payments on finance leases	1	1	1	—	—	1	4
Interest payments on interest-bearing loans and borrowings	323	303	241	220	163	464	1,714
Interest rate swaps—net cash outflows	6	6	6	6	5	40	69
Cross-currency swaps—gross cash outflows	790	274	42	427	24	327	1,884
Other derivative financial instruments	3	2	—	1	—	—	6

Gross projected cash outflows	3,975	1,229	1,087	1,176	1,101	2,785	11,353

Derivative financial instruments—cash inflows
Interest rate swaps—net cash inflows	(114)	(111)	(72)	(57)	(37)	(132)	(523)
Cross-currency swaps—gross cash inflows	(776)	(257)	(26)	(424)	(23)	(289)	(1,795)
Other derivative financial instruments	(1)	(1)	—	—	—	—	(2)

Gross projected cash inflows	(891)	(369)	(98)	(481)	(60)	(421)	(2,320)

The equivalent disclosure for the prior year is as follows:
At 31st December 2008
Financial liabilities—cash outflows
Trade and other payables	2,919	72	14	14	15	41	3,075
Finance leases	6	4	2	1	1	5	19
Interest-bearing loans and borrowings	1,016	1,303	783	1,043	571	2,129	6,845
Interest payments on finance leases	1	1	1	—	—	2	5
Interest payments on interest-bearing loans and borrowings	377	323	268	195	169	649	1,981
Cross-currency swaps—gross cash outflows	1,394	42	42	41	428	351	2,298
Other derivative financial instruments	14	4	2	1	—	—	21

Gross projected cash outflows	5,727	1,749	1,112	1,295	1,184	3,177	14,244

Derivative financial instruments—cash inflows
Interest rate swaps—net cash inflows	(60)	(60)	(57)	(37)	(30)	(108)	(352)
Cross-currency swaps—gross cash inflows	(1,342)	(34)	(34)	(33)	(438)	(291)	(2,172)
Other derivative financial instruments	(3)	—	(1)	—	—	—	(4)

Gross projected cash inflows	(1,405)	(94)	(92)	(70)	(468)	(399)	(2,528)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

21. CAPITAL AND FINANCIAL RISK MANAGEMENT (continued)

Commodity price risk

The Group’s exposure to commodity price risk is minimal with the fair value of derivatives used to hedge future energy costs being €5 million unfavourable as at the balance sheet date (2008: €19 million unfavourable).

22. LIQUID INVESTMENTS AND CASH AND CASH EQUIVALENTS

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 Cash Flow Statements, and accordingly, the related balances have been separately reported in the Consolidated Balance Sheet and have been categorised as either “held-for-trading” or “loans and receivables” in accordance with IAS 39 Financial Instruments: Recognition and Measurement in the table below. The credit risk attaching to these items is documented in note 21.

	2009	2008
	€m	€m
Held-for-trading (fair value through profit or loss)	62	127
Loans and receivables	4	1

Total	66	128

Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of investment. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet.

Cash and cash equivalents are reported at fair value and are analysed as follows:

	2009	2008
	€m	€m
Cash at bank and in hand	406	483
Investments (short-term deposits)	966	316

Included in Consolidated Balance Sheet and Consolidated Statement of Cash Flows	1,372	799

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

23. INTEREST-BEARING LOANS AND BORROWINGS

	2009	2008
	€m	€m
Bank loans and overdrafts:
—unsecured	169	2,250
—secured *	35	28
Other term loans:
—unsecured	4,881	4,754
—secured *	16	22
Group share of joint ventures’ interest-bearing loans and borrowings (non-current and current):
—unsecured	198	215
—secured *	25	29

Interest-bearing loans and borrowings (non-current and current)	5,324	7,298

Included in current liabilities in the Consolidated Balance Sheet:
—loans repayable within one year	(268)	(872)
—bank overdrafts	(113)	(149)

Current interest-bearing loans and borrowings	(381)	(1,021)

Non-current interest-bearing loans and borrowings	4,943	6,277

*	Secured on specific items of property, plant and equipment; these figures include finance leases

Repayment schedule
Within one year	381	1,021
Between one and two years	570	1,309
Between two and three years	857	811
Between three and four years	547	1,148
Between four and five years	924	631
After five years	2,045	2,378

	5,324	7,298

Categorisation by manner of repayment
Loans fully repayable within five years:
—not by instalments	3,135	4,747
—by instalments	124	145

Subtotal	3,259	4,892

Loans fully repayable in more than five years:
—not by instalments	2,037	2,364
—by instalments **	28	42

Subtotal	2,065	2,406

Interest-bearing loans and borrowings (non-current and current)	5,324	7,298

**	€8 million (2008: €14 million) falls due for repayment after five years

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

23. INTEREST-BEARING LOANS AND BORROWINGS (continued)

Borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at 31st December 2009 and 31st December 2008, in respect of which all conditions precedent had been met, mature as follows:

	2009	2008
	€m	€m
Within one year	203	589
Between one and two years	391	519
Between two and three years	782	160
Between three and four years	164	196
Between four and five years	3	53
After five years	26	49

	1,569	1,566

Included in the figures above is an amount of €189 million in respect of the Group’s share of facilities available to joint ventures (2008: €304 million).

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5,098 million in respect of loans, bank advances, derivative obligations and future lease obligations (2008: €7,051 million), €6 million in respect of deferred and contingent acquisition consideration (2008: €7 million), €319 million in respect of letters of credit (2008: €419 million) and €43 million in respect of other obligations (2008: €43 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31st December 2009 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Lender covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. Calculations for financial covenants are completed for twelve-month periods ending quarterly on 31st March, 30th June, 30th September and 31st December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

23. INTEREST-BEARING LOANS AND BORROWINGS (continued)

The financial covenants are:

(1) Minimum interest cover (excluding share of joint ventures) defined as EBITDA/net interest cover at no lower than 4.5 times. As at 31st December 2009 the ratio was 6.1 times (2008: 7.4 times);

(2) Minimum interest cover (excluding share of joint ventures) defined as EBITDA plus rentals/net interest plus rentals at no lower than 3.0 times. As at 31st December 2009 the ratio was 3.8 times (2008: 4.8 times);

(3) Maximum debt cover (excluding share of joint ventures) defined as consolidated total net debt/EBITDA (taking into account proforma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 31st December 2009 the ratio was 2.2 times (2008: 2.4 times).

24. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Total	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	After 5 years
	€m	€m	€m	€m	€m	€m	€m
At 31st December 2009
Assets
Fair value hedges	186	—	18	71	36	27	34
Net investment hedges	4	4	—	—	—	—	—
Not designated as hedges (held-for-trading)	59	1	1	—	—	—	57

	249	5	19	71	36	27	91

Analysed as:
Non-current assets	244
Current assets	5

Total	249

Liabilities
Fair value hedges	(30)	—	—	—	(30)	—	—
Cash flow hedges	(51)	(3)	(2)	—	(1)	—	(45)
Net investment hedges	(5)	(5)	—	—	—	—	—

	(86)	(8)	(2)	—	(31)	—	(45)

Analysed as:
Non-current liabilities	(78)
Current liabilities	(8)

Total	(86)

Net asset arising on derivative financial instruments	163

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

24. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	Total	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	After 5 years
	€m	€m	€m	€m	€m	€m	€m
The equivalent disclosure for the prior year is as follows:

At 31st December 2008
Assets
Fair value hedges	301	—	—	26	100	57	118
Cash flow hedges	2	2	—	—	—	—	—
Net investment hedges	7	7	—	—	—	—	—
Not designated as hedges (held-for-trading)	116	1	—	1	—	—	114

	426	10	—	27	100	57	232

Analysed as:
Non-current assets	416
Current assets	10

Total	426

Liabilities
Fair value hedges	(40)	(26)	—	—	—	(14)	—
Cash flow hedges	(81)	(13)	(4)	(3)	(1)	—	(60)
Net investment hedges	(23)	(23)	—	—	—	—	—
Not designated as hedges (held-for-trading)	(2)	—	—	—	—	—	(2)

	(146)	(62)	(4)	(3)	(1)	(14)	(62)

Analysed as:
Non-current liabilities	(84)
Current liabilities	(62)

Total	(146)

Net asset arising on derivative financial instruments	280

Components of other comprehensive income:

	2009	2008	2007
	€m	€m	€m
Cash flow hedges:
Gains/(losses) arising during the year:
Currency forward contracts	—	2	(1)
Commodity forward contracts	1	(24)	8

Reclassification adjustments for (gains)/losses included in:
—the Consolidated Income Statement	16	(6)	1
—property, plant and equipment	(2)	—	—

	15	(28)	8

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

24. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate and foreign exchange rate movements. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, fair value hedges and the related hedged items are marked-to-market at each reporting date with any movement in the fair values of the hedged item and the hedging instrument being reflected in the Consolidated Income Statement.

Cash flow hedges consist of forward foreign exchange and commodity contracts and interest rate and currency swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates, commodity prices and interest rates. Cash flow hedges are expected to affect profit and loss over the period to maturity. To the extent that the hedging instrument satisfies effectiveness testing, any movements in the fair values of the hedged item and the hedging instrument are reflected in equity. Ineffectiveness is reflected in the Consolidated Income Statement.

Net investment hedges comprise cross-currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value, cash flow and net investment hedges reflected in the Consolidated Income Statement is shown below:

	2009	2008	2007
	€m	€m	€m
Cash flow hedges—ineffectiveness	(6)	—	—
Fair value hedges	(108)	284	91
Fair value of the hedged item	105	(287)	(92)
Net investment hedges—ineffectiveness	—	2	1

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT

Components of and reconciliation of opening to closing net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings.

	At 1st January Book value	Cash flow	Acquisitions	Mark-to- market	Translation adjustment	At 31st December Book value	At 31st December Fair value (i)
	€m	€m	€m	€m	€m	€m	€m
31st December 2009
Cash and cash equivalents (note 22)	799	589	4	—	(20)	1,372	1,372
Liquid investments (note 22)	128	(65)	—	—	3	66	66
Interest-bearing loans and borrowings (note 23)	(7,298)	1,744	(3)	135	98	(5,324)	(5,432)
Derivative financial instruments (net) (note 24)	280	(16)	—	(140)	39	163	163

Group net debt (including share of non-recourse debt in joint ventures)	(6,091)	2,252	1	(5)	120	(3,723)	(3,831)

Group net debt excluding proportionately consolidated joint ventures	(5,938)	2,215	1	(5)	118	(3,609)	(3,717)

The equivalent disclosure for the prior year is as follows:

31st December 2008
Cash and cash equivalents (note 22)	1,006	(262)	68	—	(13)	799	799
Liquid investments (note 22)	318	(175)	—	—	(15)	128	128
Interest-bearing loans and borrowings (note 23)	(6,498)	(358)	(55)	(287)	(100)	(7,298)	(6,324)
Derivative financial instruments (net) (note 24)	11	100	—	281	(112)	280	280

Group net debt (including share of non-recourse debt in joint ventures)	(5,163)	(695)	13	(6)	(240)	(6,091)	(5,117)

Group net debt excluding proportionately consolidated joint ventures	(4,999)	(678)	(19)	(6)	(236)	(5,938)	(4,964)

(i)	The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT (continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

—	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

—	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	Level 1	Level 2	Total
	€m	€m	€m
At 31st December 2009
Assets measured at fair value
Fair value hedges—interest rate swaps	—	186	186
Net investment hedges—cross currency swaps	—	4	4
Not designated as hedges (held-for-trading)—interest rate swaps	—	59	59
Held-for-trading (fair value through profit or loss)	62	—	62

	62	249	311

Liabilities measured at fair value
Fair value hedges—interest rate swaps	—	(30)	(30)
Cash flow hedges—cross currency swaps	—	(51)	(51)
Liquid investments: Net investment hedges—cross currency swaps	—	(5)	(5)

	—	(86)	(86)

During the reporting period ending 31st December 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT (continued)

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31st December 2009 is as follows:

	euro	US Dollar	Pound Sterling	Swiss Franc	Other (ii)	Total
	€m	€m	€m	€m	€m	€m
Cash and cash equivalents—floating rate	441	678	39	88	126	1,372
Liquid investments—floating rate	24	—	9	—	33	66
Interest-bearing loans and borrowings—fixed rate	(775)	(3,837)	(282)	(1)	(5)	(4,900)
Interest-bearing loans and borrowings—floating rate	(200)	(117)	(27)	(4)	(76)	(424)

Net (debt)/cash by major currency excluding derivative financial instruments	(510)	(3,276)	(261)	83	78	(3,886)
Derivative financial instruments (including mark-to-market)	(642)	1,065	227	(352)	(135)	163

Net debt by major currency including derivative financial instruments	(1,152)	(2,211)	(34)	(269)	(57)	(3,723)
Non-debt assets and liabilities analysed as follows:
Non-current assets	4,610	6,142	508	700	2,097	14,057
Current assets	1,690	1,856	212	325	456	4,539
Non-current liabilities	(706)	(1,196)	(193)	(108)	(177)	(2,380)
Current liabilities	(1,140)	(1,009)	(184)	(213)	(237)	(2,783)
Minority interest	(25)	(5)	—	(8)	(35)	(73)

Capital and reserves attributable to the Company’s equity holders	3,277	3,577	309	427	2,047	9,637

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents—floating rate	331	174	22	66	206	799
Liquid investments—floating rate	42	43	43	—	—	128
Interest-bearing loans and borrowings—fixed rate	(34)	(4,271)	(263)	(4)	(3)	(4,575)
Interest-bearing loans and borrowings—floating rate	(1,536)	(413)	(406)	(247)	(121)	(2,723)

Net (debt)/cash by major currency excluding derivative financial instruments	(1,197)	(4,467)	(604)	(185)	82	(6,371)
Derivative financial instruments (including mark-to-market)	(1,349)	1,543	542	(300)	(156)	280

Net debt by major currency including derivative financial instruments	(2,546)	(2,924)	(62)	(485)	(74)	(6,091)
Non-debt assets and liabilities analysed as follows:
Non-current assets	4,662	6,512	470	790	1,765	14,199
Current assets	2,023	2,337	234	395	580	5,569
Non-current liabilities	(629)	(1,204)	(145)	(135)	(166)	(2,279)
Current liabilities	(1,200)	(1,365)	(181)	(196)	(299)	(3,241)
Minority interest	(27)	(6)	—	(8)	(29)	(70)

Capital and reserves attributable to the Company’s equity holders	2,283	3,350	316	361	1,777	8,087

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT (continued)

Interest profile and analysis of gross debt and effective interest rates

31st December 2009

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at 31st December 2009 are as follows:

	euro	US Dollar	Pound Sterling	Swiss Franc	Other (ii)	Total
	€m	€m	€m	€m	€m	€m
Interest-bearing loans and borrowings—fixed rate as above (iii)	(775)	(3,837)	(282)	(1)	(5)	(4,900)
Impact of derivative financial instruments on fixed rate debt	(568)	2,306	282	—	—	2,020

Net fixed rate interest-bearing loans and borrowings	(1,343)	(1,531)	—	(1)	(5)	(2,880)

Weighted average fixed interest rates	6.4%	6.3%	—	5.0%	4.6%	6.3%
Weighted average fixed periods—years	4.0	7.6	—	1.7	4.7	5.9
Gross debt by major currency—analysis of effective interest rates
—interest rates excluding derivative financial instruments	6.3%	6.6%	7.7%	2.9%	4.0%	6.5%
—gross debt excluding derivative financial instruments	(975)	(3,954)	(309)	(5)	(81)	(5,324)
—interest rates including derivative financial instruments	6.2%	4.6%	1.5%	0.4%	2.4%	4.7%
—gross debt including derivative financial instruments	(1,617)	(2,889)	(82)	(357)	(216)	(5,161)
The equivalent disclosure for the prior year is as follows:

31st December 2008

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at 31st December 2008 are as follows:

Interest-bearing loans and borrowings—fixed rate as above (iii)	(34)	(4,271)	(263)	(4)	(3)	(4,575)
Impact of derivative financial instruments on fixed rate debt	(1,124)	2,553	263	—	(22)	1,670

Net fixed rate interest-bearing loans and borrowings	(1,158)	(1,718)	—	(4)	(25)	(2,905)

Weighted average fixed interest rates	5.5%	6.3%	—	4.2%	6.6%	5.9%
Weighted average fixed periods—years	4.1	8.5	—	1.5	1.7	6.7
Gross debt by major currency—analysis of effective interest rates
—interest rates excluding derivative financial instruments	6.6%	6.5%	5.6%	2.9%	6.2%	6.3%
—gross debt excluding derivative financial instruments	(1,570)	(4,684)	(669)	(251)	(124)	(7,298)
—interest rates including derivative financial instruments	5.8%	6.1%	3.7%	2.0%	5.8%	5.6%
—gross debt including derivative financial instruments	(2,919)	(3,141)	(127)	(551)	(280)	(7,018)

(ii)	The principal currencies included in this category are the Canadian Dollar, the Polish Zloty, the Argentine Peso, the Ukranian Hryvnya, the Israeli Shekel, the Turkish Lira, the Chinese Renminbi and the Indian Rupee.
(iii)

Of the Group’s gross fixed rate debt at 31st December 2009, €2,913 million (2008: €2,892 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

25. ANALYSIS OF NET DEBT (continued)

instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of gross fixed rate debt of €1,987 million (2008: €1,683 million) are financial liabilities measured at amortised cost in accordance with IAS 39.

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Gains and losses arising on the re-translation of net worth are dealt with in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial (with materiality defined in the context of the year-end 2009 financial statements).

26. PROVISIONS FOR LIABILITIES

Net present cost	At 1st January	Translation adjustment	Arising on acquisition	Provided during year	Utilised during year	Reversed unused	Discount unwinding (note 8)	At 31st December
	€m	€m	€m	€m	€m	€m	€m	€m
31st December 2009
Insurance (i)	214	(3)	—	88	(108)	—	10	201
Environment and remediation (ii)	67	(1)	—	2	(5)	—	2	65
Rationalisation and redundancy (iii)	19	—	—	114	(109)	—	1	25
Other (iv)	89	—	1	11	(28)	(6)	2	69

Total	389	(4)	1	215	(250)	(6)	15	360

Analysed as:
Non-current liabilities	253							240
Current liabilities	136							120

Total	389							360

The equivalent disclosure for the prior year is as follows:

31st December 2008
Insurance (i)	209	7	1	66	(79)	—	10	214
Environment and remediation (ii)	64	3	1	9	(11)	(1)	2	67
Rationalisation and redundancy (iii)	13	—	—	23	(17)	(1)	1	19
Other (iv)	103	(2)	2	22	(27)	(12)	3	89

Total	389	8	4	120	(134)	(14)	16	389

Analysed as:
Non-current liabilities	248							253
Current liabilities	141							136

Total	389							389

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

26. PROVISIONS FOR LIABILITIES (continued)

(i)	Insurance

This provision relates to workers’ compensation (employers’ liability) and third-party liabilities or claims covered under the Group’s self-insurance schemes. Reflecting the operation of these self-insurance schemes, a substantial portion of the total provision relates to claims which are classified as incurred but not reported in respect of which the Group will bear an excess which will not be recoverable from insurers. In addition, due to the extended timeframe which is typically involved in such claims, a significant component of the total provision is subject to actuarial valuation through the application of historical claims triangles. Where actuarial valuation is either inappropriate or impractical, other external assessments are made. The claims triangles applied in valuation indicate that these provisions have an average life of four years (2008: three years).

(ii)	Environment and remediation

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

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. The increased amount provided and utilised in 2009 reflects the additional cost reduction initiatives undertaken during the year. The Group expects that these provisions will be utilised within two years (2008: three years) of the balance sheet date.

(iv)	Other

This includes provisions relating to guarantees and warranties of €20 million (2008: €22 million) throughout the Group at 31st December 2009. The Group expects that these provisions will be utilised within three years of the balance sheet date (2008: four years).

All provisions are discounted at a rate of 5% (2008: 5%; 2007: 5%), derived primarily from the average effective interest rate for the Group’s borrowings.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

27. DEFERRED INCOME TAX

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2009	2008
	€m	€m
Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations (note 28)	103	94
Revaluation of derivative financial instruments to fair value	21	13
Share-based payment expense	9	4
Provisions for liabilities and working capital related items	157	206
Other deductible temporary differences	47	16

Total	337	333

Deferred income tax assets have been recognised in respect of all deductible temporary differences.

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	1,498	1,441
Revaluation of derivative financial instruments to fair value	1	1
Rolled-over capital gains	20	19

Total	1,519	1,461

(i)	Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability
At 1st January	1,128	976
Translation adjustment	(26)	17
Net charge for the year (note 10)	98	89
Arising on acquisition (note 32)	(2)	81
Movement in deferred tax asset on Group defined benefit pension obligations	(20)	(67)
Movement in deferred tax asset on share-based payment expense	(2)	15
Movement in deferred tax liability on cash flow hedges	2	(4)
Reclassification	4	21

At 31st December	1,182	1,128

28. RETIREMENT BENEFIT OBLIGATIONS

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee administered funds.

At the year-end, €46 million (2008: €43 million) was included in other payables in respect of defined contribution pension liabilities and €1 million (2008: €1 million) was included in other receivables in respect of defined contribution pension prepayments.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and Portugal (49% joint venture) have been aggregated into a “eurozone” category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group’s share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands, Portugal and the United States and four schemes in Germany.

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

The cumulative actuarial gains and losses attributable to the Group’s defined benefit pension scheme obligations at 1st January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

Actuarial valuations—funding requirements

The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies—current unit, projected unit and aggregate cost. The actuarial valuations range from April 2006 to December 2009.

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

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31st December 2009, 31st December 2008 and 31st December 2007 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%	%	%	%	%	%	%
Rate of increase in:
—salaries	4.00	3.80	4.25	4.50	3.50	4.00	2.25	2.25	2.25	3.50	3.50	4.50
—pensions in payment	2.00	1.80	2.25	3.50-3.70	2.75-3.25	3.25	0.50	0.50	1.00	—	—	—
Inflation	2.00	1.80	2.25	3.50	2.75	3.00	1.50	1.50	1.50	2.00	2.00	2.50
Discount rate	6.00	5.80	5.50	5.75	6.25	5.75	3.25	3.50	3.50	5.75	6.25	6.25
Medical cost trend rate	5.25	5.25	5.25	n/a	n/a	n/a	n/a	n/a	n/a	9.50	10.00	11.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group’s schemes, the future life expectations factored into the relevant valuations based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland		Britain and Northern Ireland		Switzerland
	2009	2008	2009	2008	2009	2008
Current retirees
—male	20.7	19.8	22.7	21.9	18.5	18.4
—female	23.8	22.8	25.5	24.6	22.0	21.9
Future retirees
—male	21.8	20.8	24.5	22.4	18.5	18.4
—female	24.8	23.8	27.2	25.1	22.0	21.9

The above data allow for future improvements in life expectancy.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

Scheme assets

The long-term rates of return expected at 31st December 2009, 31st December 2008 and 31st December 2007, determined in conjunction with the Group’s actuaries and analysed by class of investment, are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%	%	%	%	%	%	%
Equities	8.00	9.00	8.00	8.00	9.00	8.00	6.75	7.50	6.50	8.00	9.00	8.00
Bonds	4.50	4.25	4.50	5.00	4.75	4.50	2.75	3.25	3.25	5.50	6.00	6.00
Property	7.00	7.00	7.00	7.00	7.00	7.00	4.75	4.50	4.50	7.00	7.00	7.00
Other	2.50	2.50	4.00	2.50	2.50	5.50	2.50	2.50	2.50	2.50	2.50	4.25

The methodology applied in relation to the expected return on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions listed are driven by the fact that the majority of the Group’s schemes hold an amalgam of government and corporate bonds. The property and “other” (largely cash holdings) components of the asset portfolio are not material. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group’s overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.

(a) Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2009	2008	2007
	€m	€m	€m
Total defined contribution pension expense	139	141	147

Defined benefit
Pension schemes (funded and unfunded)	39	35	46
Long-term service commitments (unfunded)	1	—	1

Total defined benefit expense	40	35	47

Total expense in Consolidated Income Statement	179	176	194

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Charged in arriving at Group operating profit
Current service cost	13	18	19	8	11	19	17	16	16	6	6	6	44	51	60
Past service cost: benefit enhancements	11	(2)	1	—	1	—	—	2	1	1	—	—	12	1	2
Curtailment gain (i)	—	—	—	(1)	(2)	—	—	—	—	(23)	—	—	(24)	(2)	—

Subtotal	24	16	20	7	10	19	17	18	17	(16)	6	6	32	50	62

Included in finance revenue and finance costs respectively
Expected return on scheme assets	(35)	(52)	(50)	(23)	(30)	(31)	(20)	(21)	(16)	(9)	(10)	(10)	(87)	(113)	(107)
Interest cost on scheme liabilities	42	45	38	24	27	32	17	16	12	12	10	10	95	98	92

Subtotal	7	(7)	(12)	1	(3)	1	(3)	(5)	(4)	3	—	—	8	(15)	(15)

Net charge to Consolidated Income Statement	31	9	8	8	7	20	14	13	13	(13)	6	6	40	35	47

Actual return on pension scheme assets	70	(200)	2	63	(82)	32	45	(48)	3	22	(34)	9	200	(364)	46

(i)	During 2009, the Group closed certain of its defined benefit pension schemes in the United States to future accrual, giving rise to a curtailment gain of €23 million and a reduction in liabilities of the same amount. In compensation for the closure to future accrual, provision has been made for additional defined contribution top-up payments amounting to €11 million; this obligation is reflected in the 2009 defined contribution expense of €139 million presented above.

Based on the assumptions employed for the valuation of assets and liabilities at year-end 2009, and excluding the once-off past-service costs and curtailment gains recognised above of €12 million, the net charge in the 2010 Consolidated Income Statement is anticipated to exhibit a small increase from the 2009 figure of €52 million at constant exchange rates.

No reimbursement rights have been recognised as assets in accordance with IAS 19 Employee Benefits.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

(b) Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31st December 2009 and 31st December 2008 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Equities	318	258	215	169	133	94	78	58	744	579
Bonds	209	214	144	114	230	216	51	50	634	594
Property	35	49	14	12	85	99	—	—	134	160
Other	22	10	11	5	56	59	4	7	93	81

Bid value of assets	584	531	384	300	504	468	133	115	1,605	1,414
Actuarial value of liabilities (present value)	(814)	(759)	(534)	(372)	(519)	(500)	(192)	(197)	(2,059)	(1,828)

Recoverable deficit in schemes	(230)	(228)	(150)	(72)	(15)	(32)	(59)	(82)	(454)	(414)
Related deferred income tax asset	35	35	42	20	3	7	23	32	103	94

Net pension liability	(195)	(193)	(108)	(52)	(12)	(25)	(36)	(50)	(351)	(320)

Analysis of liabilities—funded and unfunded
Funded
Defined benefit pension schemes	(770)	(715)	(534)	(372)	(514)	(495)	(180)	(186)	(1,998)	(1,768)
Unfunded
Defined benefit pension schemes	(29)	(29)	—	—	—	—	(5)	(4)	(34)	(33)

Total—defined benefit pension schemes	(799)	(744)	(534)	(372)	(514)	(495)	(185)	(190)	(2,032)	(1,801)
Post-retirement healthcare obligations (unfunded)	(7)	(8)	—	—	—	—	(7)	(7)	(14)	(15)
Long-term service commitments (unfunded)	(8)	(7)	—	—	(5)	(5)	—	—	(13)	(12)

Actuarial value of liabilities (present value)	(814)	(759)	(534)	(372)	(519)	(500)	(192)	(197)	(2,059)	(1,828)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

The assumption made in relation to discount rates is a material source of estimation uncertainty as defined in IAS 1 Presentation of Financial Statements. The impact of a reduction of 25 basis points in the discount rates applied would be as follows with a corresponding increase in discount rates being inversely proportional:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Revised discount rate	5.75	5.55	5.50	6.00	3.00	3.25	5.50	6.00	n/a	n/a
Revised liabilities figure	(842)	(789)	(562)	(392)	(540)	(519)	(198)	(204)	(2,142)	(1,904)

Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	54.4	48.6	56.0	56.3	26.4	20.1	58.6	50.4	46.4	41.0
Bonds	35.8	40.3	37.5	38.0	45.6	46.2	38.4	43.5	39.5	42.0
Property	6.0	9.2	3.6	4.0	16.9	21.1	—	—	8.3	11.3
Other	3.8	1.9	2.9	1.7	11.1	12.6	3.0	6.1	5.8	5.7

Total	100	100	100	100	100	100	100	100	100	100

The asset values above include €3 million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31st December 2009 (2008: €3 million).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of amounts included in the Consolidated Statement of Comprehensive Income

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Actual return less expected return on scheme assets	35	(252)	(48)	40	(112)	1	25	(69)	(13)	13	(44)	(1)	113	(477)	(61)
Experience (loss)/gain arising on scheme liabilities (present value)	(12)	(11)	(13)	(5)	(3)	—	7	1	(9)	(3)	(2)	(3)	(13)	(15)	(25)
Assumptions (loss)/gain arising on scheme liabilities (present value)	(21)	59	63	(117)	61	126	(17)	17	54	(12)	(3)	12	(167)	134	255
Asset limit adjustment	—	—	—	—	—	—	—	10	(10)	—	—	—	—	10	(10)

Actuarial gain/(loss) recognised	2	(204)	2	(82)	(54)	127	15	(41)	22	(2)	(49)	8	(67)	(348)	159

Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income

Actual return less expected return on scheme assets	35	(252)	(48)	40	(112)	1	25	(69)	(13)	13	(44)	(1)	113	(477)	(61)
% of scheme assets	6.0%	(47.5%)	(6.3%)	10.4%	(37.3%)	0.2%	5.0%	(14.7%)	(2.8%)	9.8%	(38.3%)	(0.7%)	7.0%	(33.7%)	(3.3%)
Experience (loss)/gain arising on scheme liabilities (present value)	(12)	(11)	(13)	(5)	(3)	—	7	1	(9)	(3)	(2)	(3)	(13)	(15)	(25)
% of scheme liabilities (present value)	1.5%	1.4%	1.6%	0.9%	0.8%	—	(1.3%)	(0.2%)	2.1%	1.6%	1.0%	1.7%	0.6%	0.8%	1.3%
Actuarial gain/(loss) recognised	2	(204)	2	(82)	(54)	127	15	(41)	22	(2)	(49)	8	(67)	(348)	159
% of scheme liabilities (present value)	(0.2%)	26.9%	(0.3%)	15.4%	14.5%	(24.1%)	(2.9%)	8.2%	(5.0%)	1.0%	24.9%	(4.6%)	3.3%	19.0%	(8.2%)

The cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income, following transition to IFRS on 1st January 2004, is as follows:

€m
Recognised in 2004 financial year	(119)
Recognised in 2005 financial year	(86)
Recognised in 2006 financial year	155
Recognised in 2007 financial year	159
Recognised in 2008 financial year	(348)
Recognised in 2009 financial year	(67)

Cumulative actuarial loss recognised	(306)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Reconciliation of scheme assets (bid value)
At 1st January	531	767	300	478	468	458	115	143	1,414	1,846
Movement in year
Translation adjustment	—	—	22	(97)	1	51	(5)	6	18	(40)
Arising on acquisition (note 32)	—	—	—	—	—	10	—	—	—	10
Employer contributions paid	27	17	18	20	15	15	10	7	70	59
Contributions paid by plan participants	4	5	2	4	10	10	—	—	16	19
Benefit payments	(48)	(58)	(21)	(23)	(35)	(28)	(9)	(7)	(113)	(116)
Actual return on scheme assets	70	(200)	63	(82)	45	(48)	22	(34)	200	(364)

At 31st December	584	531	384	300	504	468	133	115	1,605	1,414

Reconciliation of actuarial value of liabilities
At 1st January	(759)	(793)	(372)	(526)	(500)	(439)	(197)	(173)	(1,828)	(1,931)
Movement in year
Translation adjustment	—	—	(28)	114	—	(51)	7	(10)	(21)	53
Arising on acquisition (note 32)	—	(6)	—	—	—	(12)	—	—	—	(18)
Current service cost	(13)	(18)	(8)	(11)	(17)	(16)	(6)	(6)	(44)	(51)
Contributions paid by plan participants	(4)	(5)	(2)	(4)	(10)	(10)	—	—	(16)	(19)
Benefit payments	48	58	21	23	35	28	9	7	113	116
Past service cost: benefit enhancements	(11)	2	—	(1)	—	(2)	(1)	—	(12)	(1)
Interest cost on scheme liabilities	(42)	(45)	(24)	(27)	(17)	(16)	(12)	(10)	(95)	(98)
Actuarial (loss)/gain arising on:
—experience variations	(12)	(11)	(5)	(3)	7	1	(3)	(2)	(13)	(15)
—changes in assumptions	(21)	59	(117)	61	(17)	17	(12)	(3)	(167)	134
Curtailment gain	—	—	1	2	—	—	23	—	24	2

At 31st December	(814)	(759)	(534)	(372)	(519)	(500)	(192)	(197)	(2,059)	(1,828)

Anticipated employer contributions payable in the 2010 financial year (expressed using average exchange rates for 2009) amount to €65 million in aggregate; the difference between the actual employer contributions paid in 2009 and the expectation of €55 million included in the 2008 Annual Report is largely attributable to a cash payment pertaining to the benefit enhancement of €11 million in the eurozone and movements in exchange rates. Employer contributions are reflected in the reconciliation of scheme assets as paid.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

28. RETIREMENT BENEFIT OBLIGATIONS (continued)

History of scheme assets, liabilities and actuarial gains and losses

	2009	2008	2007	2006	2005
	€m	€m	€m	€m	€m
Bid value of assets	1,605	1,414	1,846	1,739	1,771
Actuarial value of liabilities (present value)	(2,059)	(1,828)	(1,931)	(2,001)	(2,221)
Asset limit adjustment	—	—	(10)	—	—

Recoverable deficit	(454)	(414)	(95)	(262)	(450)

Actual return less expected return on scheme assets	113	(477)	(61)	45	177
% of scheme assets	7.0%	(33.7%)	(3.3%)	2.6%	10.0%
Experience (loss)/gain arising on scheme liabilities (present value)	(13)	(15)	(25)	(6)	42
% of scheme liabilities (present value)	0.6%	0.8%	1.3%	0.3%	(1.9%)

Post-retirement healthcare benefits—sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 Employee Benefits is not material to the Group (with materiality defined in the context of the year-end 2009 financial statements).

29. CAPITAL GRANTS

	2009	2008
	€m	€m
At 1st January	14	11
Arising on acquisition (note 32)	—	2
Received	—	4

	14	17
Released to Consolidated Income Statement	(2)	(3)

At 31st December	12	14

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

30. SHARE CAPITAL AND RESERVES

Equity Share Capital

	2009		2008
	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)
	€m	€m	€m	€m
Authorised
At 1st January	235	15	235	15
Increase in authorised share capital	85	5	—	—

At 31st December	320	20	235	15

Number of Shares at 1st January (‘000s)	735,000	735,000	735,000	735,000
Increase in number of Shares	265,000	265,000	—	—

Number of Shares at 31st December (‘000s)	1,000,000	1,000,000	735,000	735,000

Allotted, called-up and fully paid
At 1st January	175	11	175	11
Rights Issue (iii)	49	3	—	—
Share options and share participation schemes (iv)	—	—	—	—
Shares issued in lieu of dividends (v)	3	—	—	—

At 31st December	227	14	175	11

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:

At 1st January	548,502	548,502	547,208	547,208
Rights Issue (iii)	152,088	152,088	—	—
Share options and share participation schemes (iv)	—	—	401	401
Shares issued in lieu of dividends (v)	9,895	9,895	893	893

At 31st December	710,485	710,485	548,502	548,502

(i)	Ordinary Shares

The Ordinary Shares represent 93.66% of the total issued share capital.

(ii)	Income Shares

The Income Shares, which represent 5.85% of the total issued share capital, were created on 29th August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8th May 2002 to cancel such elections.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

30. SHARE CAPITAL AND RESERVES (continued)

(iii)	Rights Issue

152,087,952 new Ordinary/Income Shares were issued in March 2009 at €8.40 per share under the terms of a Rights Issue on the basis of two new Ordinary/Income Shares for every seven existing Ordinary/Income Shares (excluding Treasury Shares). The aggregate nominal value of the Shares issued was €52 million and the total consideration amounted to €1.24 billion net of associated expenses.

(iv)	Share schemes

Share option schemes

Details of share options granted under the Company’s share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 7 to the financial statements. Under these schemes, options over a total of 3,680,876 Ordinary Shares were exercised during the financial year (2008: 2,046,216). Of this total, 3,553,043 (2008: 1,944,501) were satisfied by the re-issue of Treasury Shares and 127,833 (2008: 82,335) by the purchase of Ordinary Shares on the market by the Employee Benefit Trust. No new shares were issued in 2009 to satisfy share options exercised during the financial year (2008: 19,380).

Share participation schemes

At 31st December 2009, 6,778,469 (2008: 6,466,707) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31st December 2009, the appropriation of 311,762 shares was satisfied by the re-issue of Treasury Shares (2008: 55,849). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 7.

During the ten-year period commencing on 3rd May 2000, the total number of Ordinary Shares which may be issued in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v)	Shares issued in lieu of dividends

In May 2009, 6,588,110 (2008: 893,242; 2007: 1,922,128) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €13.83 (2008: €24.15; 2007: €29.92) per share, instead of part or all of the cash element of their 2008, 2007 and 2006 final dividends. In November 2009, 3,307,480 (2008: nil; 2007: 347,752) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €17.20 (2008: n/a; 2007: €31.01) per share, instead of part or all of the cash element of their 2009 and 2007 interim dividend. The 2008 interim dividend was paid wholly in cash.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

30. SHARE CAPITAL AND RESERVES (continued)

Preference Share Capital

	5% Cumulative Preference Shares of €1.27 each (vi)	7% ‘A’ Cumulative Preference Shares of €1.27 each (vii)
	€m	€m
Authorised
At 1st January 2009 and 31st December 2009	—	1
Number of Shares at 1st January 2009 and 31st December 2009 (‘000s)	150	872
Allotted, called-up and fully paid
At 1st January 2009 and 31st December 2009	—	1
Number of Shares at 1st January 2009 and 31st December 2009 (‘000s)	50	872

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(vi)	5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15th April and 15th October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital.

(vii)	7% ‘A’ Cumulative Preference Shares

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5th April and 5th October in each year. The 7% ‘A’ Cumulative Preference Shares represent 0.46% of the total issued share capital.

Treasury Shares/own shares

	2009	2008
	€m	€m
At 1st January	(378)	(19)
Performance Share Plan expense	—	7
Shares acquired by CRH plc (Treasury Shares)	—	(411)
Treasury/own shares re-issued	114	48
Shares acquired by Employee Benefit Trust (own shares)	(2)	(3)
Reclassification of Performance Share Plan expense	(13)	—

At 31st December	(279)	(378)

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

30. SHARE CAPITAL AND RESERVES (continued)

As at the balance sheet date, the total number of Treasury Shares held was 12,339,200 (2008: 16,204,005); the nominal value of these shares was €4 million (2008: €6 million). During the year ended 31st December 2009, 3,864,805 Shares were re-issued (2008: 2,000,350) to satisfy exercises and appropriations under the Group’s share option and share participation schemes (see (iv) above). These re-issued Treasury Shares were previously purchased at an average price of €25.35 (2008: €23.94). No Treasury Shares were purchased during the year ended 31st December 2009 (2008: 18,204,355).

In accordance with the terms of the Performance Share Plan (see note 7), which was approved by shareholders at the 2006 Annual General Meeting, Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	Ordinary Shares
	2009	2008
At 1st January	937,750	937,750
Released to the participants of the Performance Share Plan	(474,997)	—

At 31st December	462,753	937,750

The nominal value of own shares, on which dividends have been waived by the Trustees of the Performance Share Plan, amounted to €0.2 million at 31st December 2009 (2008: €0.3 million).

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

Reconciliation of shares issued to proceeds shown in Consolidated Statement of Cash Flows

	2009	2008	2007
	€m	€m	€m
Shares issued at nominal amount:
—shares issued in respect of Rights Issue	52	—	—
—share options and share participation schemes	—	—	2
—shares issued in lieu of dividends	3	—	—
Premium on shares issued	1,370	28	102

Total value of shares issued	1,425	28	104
Shares issued in lieu of dividends (note 11)	(148)	(22)	(68)

Proceeds from issue of shares	1,277	6	36
Expenses paid in respect of share issues	(40)	—	—

Net proceeds from issue of shares—Consolidated Statement of Cash Flows	1,237	6	36

Share Premium

	2009	2008
	€m	€m
At 1st January	2,448	2,420
Premium arising on shares issued	1,370	28
Expenses paid in respect of shares issued	(40)	—

At 31st December	3,778	2,448

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

31. COMMITMENTS UNDER OPERATING AND FINANCE LEASES

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31st December are as follows:

	2009	2008	2007
	€m	€m	€m
Within one year	230	240	230
After one year but not more than five years	506	548	498
More than five years	358	396	320

	1,094	1,184	1,048

Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2009		2008		2007
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	€m	€m	€m	€m	€m	€m
Within one year	5	4	8	6	16	14
After one year but not more than five years	8	6	10	8	14	11
More than five years	4	3	5	5	6	5

Total minimum lease payments	17		23		36
Less: amounts allocated to future finance costs	(4)		(4)		(6)

Present value of minimum lease payments	13	13	19	19	30	30

32. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

The principal acquisitions completed during the year ended 31st December 2009 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:

Europe Materials

Poland: Increased stake in Grupa Silikaty to 73.2% (27th August); Portugal: Quimipedra quarry (23rd April).

Europe Distribution

Belgium: Creyns N.V. (8th January).

Americas Materials

Kansas: Holland Corporation (11th May); Kentucky: Cat Daddy (29th July); Missouri: Hilty Quarries (2nd November), selected assets of Lafarge (30th December); New Hampshire: Interstate 93 (26th March); New York: Cleason (30th July); Texas: Wheeler Companies (11th December); Utah: Backus Pit (10th July); Burdick Paving Corporation (24th December); West Virginia: certain assets of Appalachian Paving Products (5th March).

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

32. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

Americas Distribution

Utah: Warburton Acoustical Products (11th March).

The identifiable net assets acquired excluding net debt assumed and including adjustments to provisional fair values were as follows:

	2009	2008	2007
	€m	€m	€m
Assets
Non-current assets
Property, plant and equipment	110	429	999
Intangible assets:—goodwill	64	366	807
—excess of fair value of identifiable net assets over consideration paid	—	(6)	(4)
—other intangible assets	2	52	132
Investments in associates	—	1	(2)
Other financial assets (i)	—	2	(42)
Deferred income tax assets	4	1	18

Total non-current assets	180	845	1,908

Current assets
Inventories	11	66	263
Trade and other receivables	22	126	411

Total current assets	33	192	674

Equity
Minority interest	(4)	4	(25)

Total equity	(4)	4	(25)

Liabilities
Non-current liabilities
Deferred income tax liabilities	(2)	(82)	(122)
Retirement benefit obligations	—	(8)	(19)
Provisions for liabilities (stated at net present cost) (ii)	(1)	—	(3)
Capital grants	—	(2)	—

Total non-current liabilities	(3)	(92)	(144)

Current liabilities
Trade and other payables	(14)	(89)	(313)
Current income tax liabilities	—	(12)	(6)
Provisions for liabilities (stated at net present cost) (ii)	—	(4)	17

Total current liabilities	(14)	(105)	(302)

Total consideration (enterprise value)	192	844	2,111

Consideration satisfied by
Cash payments	178	837	1,922
Professional fees incurred on business combinations	—	8	19
Cash and cash equivalents acquired on acquisition	(4)	(68)	(83)

Net cash outflow	174	777	1,858
Net debt (other than cash and cash equivalents) assumed on acquisition:
—non-current interest-bearing loans and borrowings and finance leases	2	9	22
—current interest-bearing loans and borrowings and finance leases	1	46	200
Deferred and contingent acquisition consideration (stated at net present cost)	8	12	31
Associate becoming a subsidiary (note 15)	7	—	—

Total consideration (enterprise value)	192	844	2,111

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

32. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

(i)	The amount arising on acquisition in 2007 includes the derecognition of €44 million of loans to Cementbouw B.V., a former joint venture, following the purchase of the remaining 55% stake during the year.
(ii)	Certain amounts were re-allocated from provisions for liabilities to trade and other payables in restating provisional fair value estimates during the 2007 financial year.

None of the acquisitions completed during the financial years 2009, 2008 or 2007 were considered sufficiently material to warrant separate disclosure of the attributable fair values. No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years. The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and synergies with existing entities in the Group.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€m	€m	€m	€m	€m
Non-current assets (excluding goodwill)	87	28	—	1	116
Current assets	33	1	—	(1)	33
Non-current liabilities	(2)	(1)	—	—	(3)
Current liabilities	(15)	1	—	—	(14)
Minority interest	—	(4)	—	—	(4)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	103	25	—	—	128
Goodwill arising on acquisition	91	(25)	—	(2)	64

Total consideration (enterprise value)	194	—	—	(2)	192

The equivalent disclosure for 2008 is as follows:
Non-current assets (excluding goodwill)	212	266	2	5	485
Current assets	193	—	(3)	2	192
Non-current liabilities	(23)	(68)	—	(1)	(92)
Current liabilities	(96)	(4)	3	(8)	(105)
Minority interest	4	—	—	—	4

Identifiable net assets acquired (excluding goodwill and net debt assumed)	290	194	2	(2)	484
Goodwill arising on acquisition	543	(194)	(2)	13	360

Total consideration (enterprise value)	833	—	—	11	844

The equivalent disclosure for 2007 is as follows:
Non-current assets (excluding goodwill)	766	295	—	44	1,105
Current assets	661	25	(3)	(9)	674
Non-current liabilities	(62)	(48)	—	(34)	(144)
Current liabilities	(294)	(9)	(4)	5	(302)
Minority interest	(21)	(6)	—	2	(25)

Identifiable net assets acquired (excluding goodwill and net debt assumed)	1,050	257	(7)	8	1,308
Goodwill arising on acquisition	1,068	(257)	7	(15)	803

Total consideration (enterprise value)	2,118	—	—	(7)	2,111

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

32. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the acquisitions disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to subsequent disclosure.

The following table analyses the 14 acquisitions (2008: 52 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number		Goodwill		Consideration
	2009	2008	2009	2008	2009	2008
			€m	€m	€m	€m
Europe Materials	2	8	2	125	20	293
Europe Products	—	9	—	111	—	202
Europe Distribution	1	7	4	57	9	177
Americas Materials	10	19	60	32	164	101
Americas Products	—	8	—	18	—	52
Americas Distribution	1	1	—	4	1	8

	14	52	66	347	194	833

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2009	2008	2007
	€m	€m	€m
Revenue	43	530	1,215
Cost of sales	(35)	(392)	(881)

Gross profit	8	138	334
Operating costs	(5)	(85)	(233)

Group operating profit	3	53	101
Profit on disposal of non-current assets	—	—	—

Profit before finance costs	3	53	101
Finance costs (net)	(1)	(26)	(42)

Profit before tax	2	27	59
Income tax expense	(1)	(8)	(18)

Group profit for the financial year	1	19	41

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

32. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES (continued)

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisition date for all acquisitions effected during the year had been the beginning of that year would be as follows:

	Pro-forma 2009			Pro-forma 2008
	2009 acquisitions	CRH Group excluding 2009 acquisitions	Pro-forma consolidated Group
	€m	€m	€m	€m
Revenue	188	17,330	17,518	21,174
Group profit for the financial year	19	597	616	1,271

The equivalent disclosure for 2008 is as follows:

	Pro-forma 2008			Pro-forma 2007
	2008 acquisitions	CRH Group excluding 2008 acquisitions	Pro-forma consolidated Group
	€m	€m	€m	€m
Revenue	817	20,357	21,174	22,563

Group profit for the financial year	28	1,243	1,271	1,482

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure, are published in January and July each year.

The business combinations completed by the Group during the year ended 31st December 2007 are summarised below. All acquisitions have been accounted for under the purchase method.

€m
Acquired in 2007
Europe Materials—14 deals	360
Europe Products—16 deals	229
Europe Distribution—10 deals	426
Americas Materials—19 deals	587
Americas Products—15 deals	297
Americas Distribution—4 deals	212

2,111

33. RELATED PARTY TRANSACTIONS

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 Related Party Disclosures pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; and the identification and compensation of key management personnel.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

33. RELATED PARTY TRANSACTIONS (continued)

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages F-7 to F-21. The Group’s principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 to this Annual Report.

Sales to and purchases from, together with outstanding payables to and receivables from, subsidiaries and joint ventures are eliminated in the preparation of the Consolidated Financial Statements (either in full or to the extent of the Group’s interest) in accordance with IAS 27 Consolidated and Separate Financial Statements and IAS 31 Interests in Joint Ventures. The amounts in respect of joint ventures are immaterial in the context of the year-end 2009 financial statements, year-end 2008 financial statements and year-end 2007 financial statements. Loans extended by the Group to joint ventures and associates (see note 15) are included in financial assets (whilst the Group’s share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group’s interests in these entities). Sales to and purchases from associates during the financial year ended 31st December 2009 amounted to €17 million (2008: €17 million; 2007: €19 million) and €458 million (2008: €584 million; 2007: €497 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 15) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors’ Remuneration on pages R1 to R12, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the 2009, 2008 and 2007 compensation entitlements of the Board of Directors is provided in the Report on Directors’ Remuneration with disclosure of the share-based payment expense relating to the Board of Directors provided in note 7 to the Consolidated Financial Statements. Other than these compensation entitlements, there were no other transactions involving key management personnel.

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents Condensed Balance Sheets as at 31st December 2009 and 2008 and Condensed Group Income Statements and Group Cash Flows for the years ended 31st December 2009, 2008 and 2007 of the Company and CRH America, Inc. (“CRHA”) as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is 100% owned by the Company. The Guarantees of the guarantor are full and unconditional.

Supplemental Condensed Consolidated Balance Sheet as at 31st December 2009

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	—	—	8,535	—	8,535
Intangible assets	—	—	4,095	—	4,095
Subsidiaries	4,262	536	1,682	(6,480)	—
Investments accounted for using the equity method	—	—	962	—	962
Advances to subsidiary and parent undertakings	117	4,435	—	(4,552)	—
Other financial assets	—	—	128	—	128
Derivative financial instruments	—	204	40	—	244
Deferred income tax assets	—	25	312	—	337

Total non-current assets	4,379	5,200	15,754	(11,032)	14,301

Current assets
Inventories	—	—	2,008	—	2,008
Trade and other receivables	7,922	—	2,454	(7,922)	2,454
Current income tax recoverable	—	—	77	—	77
Derivative financial instruments	—	—	5	—	5
Liquid investments	—	—	66	—	66
Cash and cash equivalents	152	—	1,220	—	1,372

Total current assets	8,074	—	5,830	(7,922)	5,982

Total assets	12,453	5,200	21,584	(18,954)	20,283

EQUITY
Equity share capital	241	—	—	—	241
Preference share capital	1	—	—	—	1
Treasury Shares and own shares	(279)	—	—	—	(279)
Share premium account	3,778	1,747	(59)	(1,688)	3,778
Other reserves	128	—	128	(128)	128
Foreign currency translation reserve	(740)	—	—	—	(740)
Retained income	6,508	(407)	5,071	(4,664)	6,508

Capital and reserves attributable to the Company’s equity holders	9,637	1,340	5,140	(6,480)	9,637
Minority interest	—	—	73	—	73

Total equity	9,637	1,340	5,213	(6,480)	9,710

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	3,703	1,240	—	4,943
Derivative financial instruments	—	—	78	—	78
Deferred income tax liabilities	—	—	1,519	—	1,519
Trade and other payables	—	—	155	—	155
Advances from subsidiary and parent undertakings	—	—	9,660	(9,660)	—
Retirement benefit obligations	—	—	454	—	454
Provisions for liabilities	—	—	240	—	240
Capital grants	—	—	12	—	12

Total non-current liabilities	—	3,703	13,358	(9,660)	7,401

Current liabilities
Trade and other payables	—	50	2,421	—	2,471
Advances from subsidiary and parent undertakings	2,814	—	—	(2,814)	—
Current income tax liabilities	—	—	192	—	192
Interest-bearing loans and borrowings	2	107	272	—	381
Derivative financial instruments	—	—	8	—	8
Provisions for liabilities	—	—	120	—	120

Total current liabilities	2,816	157	3,013	(2,814)	3,172

Total liabilities	2,816	3,860	16,371	(12,474)	10,573

Total equity and liabilities	12,453	5,200	21,584	(18,954)	20,283

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Balance Sheet as at 31st December 2008

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Income Statement

	Year ended 31st December 2009
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	17,373	—	17,373
Cost of sales	—	—	(12,510)	—	(12,510)

Gross profit	—	—	4,863	—	4,863
Operating income/(costs)	10	—	(3,918)	—	(3,908)

Group operating profit	10	—	945	—	955
Profit on disposal of non-current assets	—	—	26	—	26

Profit before finance costs	10	—	971	—	981
Finance costs	—	(428)	(399)	408	(419)
Finance revenue	—	408	122	(408)	122
Share of subsidiaries’ profit before tax	668	30	—	(698)	—
Group share of associates’ profit after tax	48	—	(48)	48	48

Profit before tax	726	10	646	(650)	732
Income tax expense	(134)	21	(155)	134	(134)

Group profit for the financial year	592	31	491	(516)	598
Attributable to minority interest	—	—	(6)	—	(6)

Attributable to equity holders of the company	592	31	485	(516)	592

	Year ended 31st December 2008
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Revenue	—	—	20,887	—	20,887
Cost of sales	—	—	(14,738)	—	(14,738)

Gross profit	—	—	6,149	—	6,149
Operating costs	(3)	—	(4,305)	—	(4,308)

Group operating profit	(3)	—	1,844	—	1,841
Profit on disposal of non-current assets	—	—	69	—	69

Profit before finance costs	(3)	—	1,913	—	1,910
Finance costs	—	(317)	(515)	329	(503)
Finance revenue	5	329	155	(329)	160
Share of subsidiaries’ profit before tax	1,551	20	—	(1,571)	—
Group share of associates’ profit after tax	61	—	(61)	61	61

Profit before tax	1,614	32	1,492	(1,510)	1,628
Income tax expense	(366)	(2)	(364)	366	(366)

Group profit for the financial year	1,248	30	1,128	(1,144)	1,262
Attributable to minority interest	—	—	(14)	—	(14)

Attributable to equity holders of the company	1,248	30	1,114	(1,144)	1,248

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Income Statement

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

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31st December 2009
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	726	10	646	(650)	732
Finance costs (net)	—	20	277	—	297
Group share of subsidiaries’ profit before tax	(668)	(30)	—	698	—
Group share of associates’ profit after tax	(48)	—	48	(48)	(48)
Profit on disposal of non-current assets	—	—	(26)	—	(26)

Group operating profit	10	—	945	—	955
Depreciation charge (including impairments)	—	—	794	—	794
Share-based payment expense	(13)	—	41	—	28
Amortisation of intangible assets (including impairments)	—	—	54	—	54
Net movement on provisions	—	—	(41)	—	(41)
(Increase)/decrease in working capital	(2,239)	(25)	3,047	—	783
Amortisation of capital grants	—	—	(2)	—	(2)
Other non-cash movements	—	—	(37)	—	(37)

Cash generated from operations	(2,242)	(25)	4,801	—	2,534
Interest paid (including finance leases)	—	(428)	(274)	408	(294)
Irish corporation tax paid	(2)	—	—	—	(2)
Overseas corporation tax paid	—	—	(102)	—	(102)

Net cash (outflow)/inflow from operating activities	(2,244)	(453)	4,425	408	2,136

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	—	—	103	—	103
Interest received	—	408	31	(408)	31
Capital grants received	—	—	—	—	—
Dividends received from associates	—	—	38	—	38

	—	408	172	(408)	172

Outflows
Purchase of property, plant and equipment	—	—	(532)	—	(532)
Advances from/(to) subsidiary and parent undertakings	1,189	92	(1,281)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(174)	—	(174)
Investments in and advances to associates	—	—	(235)	—	(235)
Advances to joint ventures and purchase of trade investments	—	—	(9)	—	(9)
Increase in finance-related receivables	—	—	(115)	—	(115)
Deferred and contingent acquisition consideration paid	—	—	(37)	—	(37)

	1,189	92	(2,383)	—	(1,102)

Net cash inflow/(outflow) from investing activities	1,189	500	(2,211)	(408)	(930)

Cash flows from financing activities
Inflows
Proceeds from issue of shares, net	1,237	—	—	—	1,237
Proceeds from exercise of share options	60	—	—	—	60
Decrease in liquid investments	—	—	65	—	65
Increase in interest-bearing loans, borrowings and finance leases	—	—	757	—	757
Net cash inflow/(outflow) arising from derivative financial instruments	—	147	(131)	—	16

	1,297	147	691	—	2,135

Outflows
Treasury/own shares purchased	(2)	—	—	—	(2)
Repayment of interest-bearing loans, borrowings and finance leases	1	(236)	(2,266)	—	(2,501)
Dividends paid to equity holders of the Company	(238)	—	—	—	(238)
Dividends paid to minority interests	—	—	(7)	—	(7)

	(239)	(236)	(2,273)	—	(2,748)

Net cash inflow/(outflow) from financing activities	1,058	(89)	(1,582)	—	(613)

Increase/(decrease) in cash and cash equivalents	3	(42)	632	—	593

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1st January	149	42	608	—	799
Translation adjustment	—	—	(20)	—	(20)
Increase/(decrease) in cash and cash equivalents	3	(42)	632	—	593

Cash and cash equivalents at 31st December	152	—	1,220	—	1,372

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31st December 2008
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	1,614	32	1,492	(1,510)	1,628
Finance costs (net)	(5)	(12)	360	—	343
Group share of subsidiaries’ profit before tax	(1,551)	(20)	—	1,571	—
Group share of associates’ profit after tax	(61)	—	61	(61)	(61)
Profit on disposal of non-current assets	—	—	(69)	—	(69)

Group operating profit	(3)	—	1,844	—	1,841
Depreciation charge (including impairments)	—	—	781	—	781
Share-based payment expense	7	—	17	—	24
Amortisation of intangible assets (including impairments)	—	—	43	—	43
Net movement on provisions	—	—	(28)	—	(28)
(Increase)/decrease in working capital	(915)	5	853	—	(57)
Amortisation of capital grants	—	—	(3)	—	(3)
Other non-cash movements	—	—	(15)	—	(15)

Cash generated from operations	(911)	5	3,492	—	2,586
Interest paid (including finance leases)	—	(317)	(383)	329	(371)
Irish corporation tax paid	2	—	(20)	—	(18)
Overseas corporation tax paid	—	—	(304)	—	(304)

Net cash (outflow)/inflow from operating activities	(909)	(312)	2,785	329	1,893

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	—	—	168	—	168
Interest received	5	329	46	(329)	51
Capital grants received	—	—	4	—	4
Dividends received from associates	—	—	42	—	42

	5	329	260	(329)	265

Outflows
Purchase of property, plant and equipment	—	—	(1,039)	—	(1,039)
Advances from/(to) subsidiary and parent undertakings	1,680	(473)	(1,207)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(777)	—	(777)
Investments in and advances to associates	—	—	(156)	—	(156)
Advances to joint ventures and purchase of trade investments	—	—	(50)	—	(50)
Deferred and contingent acquisition consideration paid	—	—	(34)	—	(34)

	1,680	(473)	(3,263)	—	(2,056)

Net cash inflow/(outflow) from investing activities	1,685	(144)	(3,003)	(329)	(1,791)

Cash flows from financing activities
Inflows
Proceeds from issue of shares, net	6	—	—	—	6
Proceeds from exercise of share options	31	—	—	—	31
Decrease in liquid investments	—	—	175	—	175
Increase in interest-bearing loans, borrowings and finance leases	—	—	1,382	—	1,382

	37	—	1,557	—	1,594

Outflows
Treasury/own shares purchased	(414)	—	—	—	(414)
Repayment of interest-bearing loans, borrowings and finance leases	(1)	585	(1,608)	—	(1,024)
Net cash outflow/(inflow) arising from derivative financial instruments	—	(251)	151	—	(100)
Dividends paid to equity holders of the Company	(347)	—	—	—	(347)
Dividends paid to minority interests	—	—	(5)	—	(5)

	(762)	334	(1,462)	—	(1,890)

Net cash (outflow)/inflow from financing activities	(725)	334	95	—	(296)

Increase/(decrease) in cash and cash equivalents	51	(122)	(123)	—	(194)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1st January	98	162	746	—	1,006
Translation adjustment	—	2	(15)	—	(13)
Increase/(decrease) in cash and cash equivalents	51	(122)	(123)	—	(194)

Cash and cash equivalents at 31st December	149	42	608	—	799

CRH plc AND SUBSIDIARY COMPANIES

NOTES ON FINANCIAL STATEMENTS—(Continued)

NOTE 34. SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31st December 2007
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	1,896	(13)	1,816	(1,795)	1,904
Finance costs (net)	—	64	239	—	303
Group share of subsidiaries’ profit before tax	(1,808)	(51)	—	1,859	—
Group share of associates’ profit after tax	(64)	—	64	(64)	(64)
Profit on disposal of non-current assets	—	—	(57)	—	(57)

Group operating profit	24	—	2,062	—	2,086
Depreciation charge (including impairments)	—	—	739	—	739
Share-based payment expense	5	—	18	—	23
Amortisation of intangible assets (including impairments)	—	—	35	—	35
Net movement on provisions	—	—	(49)	—	(49)
(Increase)/decrease in working capital	(1,086)	17	1,330	—	261
Amortisation of capital grants	—	—	(3)	—	(3)
Other non-cash movements	—	—	(2)	—	(2)

Cash generated from operations	(1,057)	17	4,130	—	3,090
Interest paid (including finance leases)	—	(243)	(288)	179	(352)
Irish corporation tax paid	—	—	(18)	—	(18)
Overseas corporation tax paid	—	—	(370)	—	(370)

Net cash (outflow)/inflow from operating activities	(1,057)	(226)	3,454	179	2,350

Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	—	—	156	—	156
Interest received	—	179	64	(179)	64
Capital grants received	—	—	3	—	3
Dividends received from associates	—	—	30	—	30

	—	179	253	(179)	253

Outflows
Purchase of property, plant and equipment	—	—	(1,028)	—	(1,028)
Advances from/(to) subsidiary and parent undertakings	1,363	290	(1,653)	—	—
Acquisition of subsidiaries and joint ventures	—	—	(1,858)	—	(1,858)
Advances to joint ventures and purchase of trade investments	—	—	(40)	—	(40)
Deferred and contingent acquisition consideration paid	—	—	(107)	—	(107)

	1,363	290	(4,686)	—	(3,033)

Net cash inflow/(outflow) from investing activities	1,363	469	(4,433)	(179)	(2,780)

Cash flows from financing activities
Inflows
Proceeds from issue of shares, net	36	—	—	—	36
Proceeds from exercise of share options	20	—	—	—	20
Decrease in liquid investments	—	—	29	—	29
Increase in interest-bearing loans, borrowings and finance leases	—	—	1,483	—	1,483

	56	—	1,512	—	1,568

Outflows
Treasury/own shares purchased	(51)	—	—	—	(51)
Repayment of interest-bearing loans, borrowings and finance leases	(18)	(73)	(689)	—	(780)
Net cash outflow arising from derivative financial instruments	—	(68)	(45)	—	(113)
Dividends paid to equity holders of the Company	(250)	—	—	—	(250)
Dividends paid to minority interests	—	—	(5)	—	(5)

	(319)	(141)	(739)	—	(1,199)

Net cash (outflow)/inflow from financing activities	(263)	(141)	773	—	369

Increase/(decrease) in cash and cash equivalents	43	102	(206)	—	(61)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1st January	55	77	970	—	1,102
Translation adjustment	—	(17)	(18)	—	(35)
Increase/(decrease) in cash and cash equivalents	43	102	(206)	—	(61)

Cash and cash equivalents at 31st December	98	162	746	—	1,006