Form 20-F
period 2010-12-31
CRH PUBLIC LTD CO
filed 2011-03-31
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31st, 2010

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

Maeve Carton

Tel: +353 1 404 1000

Fax: +353 1 404 1007

Belgard Castle, Clondalkin, Dublin 22, Ireland

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
CRH plc
Ordinary Shares/Income Shares of €0.34 each	The Irish Stock Exchange Limited The London Stock Exchange Limited The New York Stock Exchange *
American Depositary Shares, each representing the right to receive one Ordinary Share	The New York Stock Exchange
CRH America Inc.
5.625% Notes due 2011 guaranteed by CRH plc	The New York Stock Exchange
4.125% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
6.000% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
8.125% Notes due 2018 guaranteed by CRH plc	The New York Stock Exchange
5.750% Notes due 2021 guaranteed by CRH plc	The New York Stock Exchange

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each **	718,508,913
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ***    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

***	This requirement does not apply to the registrant until its fiscal year ended 31 December 2011

Cross Reference to Form 20-F Requirements

		PAGE
	Introduction
	Forward-Looking Statements	3
Item 1.	Identity of Directors, Senior Management and Advisors	n/a
Item 2.	Offer Statistics and Expected Timetable	n/a
Item 3.	Key Information
	Selected financial data	5, 177
	Capitalisation and indebtedness	n/a
	Reasons for the offer and use of proceeds	n/a
	Risk factors	30
Item 4.	Information on the Company
	History and development of the company	9
	Business overview	6, 16
	Organisational structure	9
	Property, plants and equipment	25
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	Operating results	28, 37
	Liquidity and capital resources	41
	Research and development, patent and licenses, etc.	29
	Trend information	37
	Off-balance sheet arrangements	42
	Tabular disclosure of contractual obligations	43
Item 6.	Directors, Senior Management and Employees
	Directors and senior management	65
	Compensation	82
	Board practices	69
	Employees	15
	Share ownership	86, 178
Item 7.	Major Shareholders and Related Party Transactions
	Major shareholders	176
	Related party transactions	165
	Interests of experts and counsel	n/a
Item 8.	Financial Information
	Consolidated statements and other financial information	94, 177
	Legal proceedings	29
	Significant changes	43
Item 9.	The Offer and Listing
	Offer and listing details	175
	Plan of distribution	n/a
	Markets	175
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a
Item 10.	Additional Information
	Share capital	n/a
	Memorandum and articles of association	186
	Material contracts	None
	Exchange controls	190
	Taxation	183
	Dividends and paying agents	n/a
	Statements by experts	n/a
	Documents on display	190
	Subsidiary information	n/a

CRH    1

2    CRH

Introduction and Performance Indicators

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other things, those factors identified in the Risk Factors section.

CRH Website

Information on or accessible through our website, www.crh.com, does not form part of and is not incorporated into this document. The Group’s website provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available, in the News & Media section of the website, immediately after release to the Stock Exchanges.

Key Information

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Selected financial data have been presented for the five years ended on 31 December 2010 on pages 5 and 6. For the three years ended 31 December 2010, the selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Review section included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

Performance Indicators

CRH uses a number of non-GAAP performance indicators to monitor financial performance. These are summarised below and discussed later in this report.

EBITDA (as defined). EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax and is quoted by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. EBITDA (as defined) and operating profit results by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision-Maker.

CRH    3

Introduction and Performance Indicators

Reconciliation of EBITDA (as defined)* and Operating Profit (by segment) to Group Profit

	Continuing operations - year ended 31 December
	Materials			Products			Distribution			Total Group
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Group operating profit before depreciation and amortisation (EBITDA (as defined)*)
Europe	423	434	806	198	283	392	214	204	258	835	921	1,456
Americas	566	670	724	154	173	369	60	39	116	780	882	1,209
	989	1,104	1,530	352	456	761	274	243	374	1,615	1,803	2,665

Depreciation and amortisation (including asset impairment charges)
Europe	172	177	175	187	167	168	79	67	64	438	411	407
Americas	278	263	262	178	150	131	23	24	24	479	437	417
	450	440	437	365	317	299	102	91	88	917	848	824

Group operating profit†
Europe	251	257	631	11	116	224	135	137	194	397	510	1,049
Americas	288	407	462	(24)	23	238	37	15	92	301	445	792
	539	664	1,093	(13)	139	462	172	152	286	698	955	1,841
Profit on disposals										55	26	69
Finance costs (net)										(247)	(297)	(343)
Group share of associates’ profit after tax										28	48	61
Profit before tax										534	732	1,628
Income tax expense										(95)	(134)	(366)
Group profit for the financial year										439	598	1,262

†	Throughout this document, Group operating profit as shown in the Consolidated Financial Statements excludes profit on disposals.

Interest Cover Ratio. Interest Cover Ratio is used by management as a measure matching the earnings and cash generated by the business to the underlying funding costs. Interest Cover Ratio is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 23 to the Consolidated Financial Statements, is a metric used in lender covenants. It is the ratio of EBITDA (as defined)* to net interest and is calculated as follows:

Calculation of EBITDA (as defined)* Interest Cover Ratio

	2010 €m	2009 €m	2008 €m
Net Interest
Finance revenue[1]	(133)	(122)	(160)
Finance costs[1]	380	419	503
Net interest expense	247	297	343
EBITDA (as defined)*	1,615	1,803	2,665

	times
EBITDA (as defined)* interest cover ratio (EBITDA (as defined)* divided by net interest expense)	6.5	6.1	7.8

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.
1	These items appear on the Consolidated Income Statement on page 97.

4    CRH

Introduction and Performance Indicators

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 23 to the Consolidated Financial Statements.

Organic Revenue, Organic Operating Profit. Exchange translation movements can have a significant impact on the reported results for the Group, and can distort comparisons of underlying performance; for example, a strengthening of the US Dollar, the Swiss Franc and the Polish Zloty in 2010 combined with movements in the average exchange rate for the Group’s other operating currencies resulted in a favourable translation impact of €41 million at profit before tax level. Furthermore, CRH pursues a strategy of growth through acquisitions and investments, with €0.6 billion spent on acquisitions and investments in 2010 (2009: €0.5 billion); these acquisitions contributed to the change in revenue and operating profit in 2010, adding incremental revenue of €304 million and incremental operating profit of €26 million compared with 2009. Because of the impact of exchange translation, acquisitions and other non-recurring items on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year; organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions, the impact of exchange translation and the impact of any non-recurring items. In the Business Review section which follows, changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 44.

Selected Financial Data

Consolidated Income Statement Data

Year ended 31 December

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
(Amounts in millions, except per share data and ratios)
Revenue	17,173	17,373	20,887	20,992	18,737
Group operating profit	698	955	1,841	2,086	1,767
Profit attributable to equity holders of the Company	432	592	1,248	1,430	1,210
Basic earnings per Ordinary Share[1]	61.3c	88.3c	210.2c	236.9c	202.2c
Diluted earnings per Ordinary Share[1]	61.2c	87.9c	209.0c	234.8c	200.5c
Dividends paid during calendar year per Ordinary Share[1]	62.5c	62.2c	61.8c	52.8c	37.2c
Average number of Ordinary Shares outstanding (millions of shares)[1]	704.6	670.8	593.9	603.6	598.2
Ratio of earnings to fixed charges (times)[2]	2.1	2.4	3.9	5.0	5.2

All data relates to continuing operations

1	Average number of Ordinary Shares, earnings per share, number of Ordinary Shares at 31 December and dividend amounts for 2006 to 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

2	For the purposes of calculating the ratio of earnings to fixed charges, in accordance with Item 503 of Regulation S-K, earnings have been calculated by adding: profit before tax adjusted to exclude the Group’s share of associates’ profit after tax, fixed charges, and dividends received from associates; and the fixed charges were calculated by adding interest expensed and capitalised, amortised premiums, discounts and capitalised expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

CRH    5

Introduction and Performance Indicators

Consolidated Balance Sheet Data

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
(Amounts in millions)
Total assets	21,461	20,283	21,121	19,788	18,345
Net assets[1]	10,411	9,710	8,157	8,020	7,104
Ordinary shareholders’ equity	10,327	9,636	8,086	7,953	7,062
Equity share capital	244	241	186	186	184
Number of Ordinary Shares at 31 December (millions of shares)[2]	718.5	710.5	608.3	606.9	602.0

1	Net assets is calculated as the sum of total assets less total liabilities.

2	The number of Ordinary Shares, at 31 December for 2006 to 2008 has been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

Statements Regarding Competitive Position and Construction Activity

Statements made in the Description of the Group and in the Business Review sections referring to the Group’s competitive position are based on the Group’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and the Group’s internal assessment of market share based on publicly available information about the financial results and performance of market participants.

Unless otherwise specified, references to construction activity or other market activity relate to the relevant market as a whole and are based on publicly available information from a range of sources, including independent market studies, construction industry data and economic forecasts for individual jurisdictions.

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

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Federal Reserve Bank of New York Noon Buying Rate (the “FRB Noon Buying Rate”) on 31 December 2010 was €1 = US$1.3269 and on 25 March 2011 was €1 = US$1.4144.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the FRB Noon Buying Rate.

6    CRH

Introduction and Performance Indicators

Years ended 31 December	Period End	Average Rate[1]	High	Low
2006	1.32	1.27	1.33	1.19
2007	1.46	1.38	1.49	1.29
2008	1.39	1.47	1.60	1.24
2009	1.43	1.40	1.51	1.25
2010	1.33	1.32	1.45	1.20
2011 (through 25 March 2011)	1.41	1.37	1.42	1.29

Months ended
September 2010	1.36	1.31	1.36	1.27
October 2010	1.39	1.39	1.41	1.37
November 2010	1.30	1.37	1.42	1.30
December 2010	1.33	1.32	1.34	1.31
January 2011	1.37	1.34	1.37	1.29
February 2011	1.38	1.37	1.38	1.35
March 2011 (through 25 March 2011)	1.41	1.40	1.42	1.38

1	The average of the US Dollar/euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 113).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Review section beginning on page 37.

CRH    7

DESCRIPTION OF THE GROUP

8    CRH

Description of the Group

DESCRIPTION OF THE GROUP

History, Development and Organisational Structure of the Company

CRH public limited company is the parent company for an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders’ merchanting and “Do-It-Yourself” (“DIY”) stores. CRH is one of the largest companies, based on market capitalisation, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in the United Kingdom and its American Depository Shares are listed on the New York Stock Exchange in the United States. The market capitalisation of CRH as of 31 December 2010 was €11.0 billion.

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Acts of Ireland, 1963 to 2009 and the Investment Funds, Companies and Miscellaneous Provisions Act, 2006, each as amended. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its US agent is Oldcastle, Inc., 375 Northridge Road, Atlanta, Georgia 30350. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates. From Group headquarters, a small team of executives exercises strategic control over its decentralised operations.

For reporting purposes, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Americas Materials (in the United States), Europe Products, Americas Products (in the United States, Mexico, Canada, Chile and Argentina), Europe Distribution and Americas Distribution (in the United States). The activities of the various segments are briefly described below as follows:

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products and a range of construction-related accessories and services. This segment also includes businesses engaged in the production and sale of Exterior Products including clay products, fabrication and tempered glass products, and the provision of a wide range of inter-related products and services to the construction sector.

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

As a result of planned geographic diversification since the mid-1970s, and most particularly in the period 2001 to 2008, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH now has operations in 35 countries, mainly in Western Europe and North America as well as, to a lesser degree, in developing economies in Eastern Europe, South America, the Mediterranean basin, China and India, employing approximately 75,000 people at over 3,600 locations.

The principal subsidiary, joint venture and associated undertakings are listed in Exhibit 8. The operational organisational structure is detailed above.

CRH    9

Description of the Group

DESCRIPTION OF THE GROUP

Strong developed-world base; growing presence in developing economies

Europe and Mediterranean
India and China
South America
North America

Developed economies: Western Europe and North America

Developing economies: Eastern Europe, North Africa, Asia and South America

10    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Product Spread

Activities - Annualised production volumes1

Materials

Cement	13.2 million tonnes[2]

Aggregates	159.4 million tonnes[2]

Asphalt	41.9 million tonnes[2]

Readymixed Concrete	15.0 million cubic metres

Products

Structural/Precast Concrete	7.7 million tonnes[2]

Architectural Concrete	18.3 million tonnes[2]

Clay	2.8 million tonnes[2]

Fencing & Security	12.2 million lineal metres

Glass/Rooflights	9.2 million square metres

Distribution

Builders Merchants	677 stores

DIY	243 stores

1	Throughout this document annualised volumes have been used which may vary from actual volumes produced and reflect the full-year impact of acquisitions made during the year.

2	Throughout this document tonnes denotes metric tonnes (i.e. 1,000 kilogrammes).

CRH    11

Description of the Group

DESCRIPTION OF THE GROUP

Strategy

CRH strategy is to sustain and grow a geographically diversified business with exposure to all segments of construction demand, enabling CRH to achieve its vision of being a responsible international leader in building materials delivering superior performance and growth.

The Business Model

CRH strives to excel in its business operations, develops its people and builds regional market leadership positions across an actively managed portfolio, while through its federal structure, it levers large company resources with local company entrepreneurship. The portfolio is well balanced across geographies, sector end-uses, and both new and repair, maintenance and improvement (RMI) construction, thus providing exposure to multiple demand drivers which help smooth the effects of varying economic cycles. Through a rigorous approach to capital allocation and a strong focus on cash generation, CRH reinvests in its existing assets and acquires well-run, value-creating businesses while seeking exposure to new development opportunities and creating platforms for future growth. In a fragmented industry, CRH typically acquires small to mid-sized companies which complement the existing network, and this is augmented from time to time with larger deals where we see compelling value. This sustainable business model and overall strategic approach enables CRH to deliver superior performance and growth through the business cycle.

In 2010, CRH employed approximately 75,000 people at 3,600 operating locations in 35 countries worldwide; 17 developed-world economies in Western Europe and North America which together delivered approximately 85% of Group EBITDA (as defined)*; and 18 developing economies in Central and Eastern Europe, the Mediterranean Basin, South America and Asia which together delivered approximately 15% of Group EBITDA (as defined)*.

Developed Economies

In the developed world, CRH’s strategic focus is to continue to reinvest in its established platforms for operational efficiency, product quality and customer service, and to develop these businesses further through bolt-on acquisitions which achieve vertical integration, bolster our strong long-term permitted reserves positions and fill out regional and product level positions. In Western Europe and North America, CRH has built a balanced portfolio of businesses which services the breadth of building materials demand from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. In many of its regions, CRH’s diverse business base is uniquely positioned to provide a broad product offering to the construction industry. While our heavyside building materials operations support the Group’s exposure to new build construction, the lightside of our product range enables CRH to participate in the growing RMI markets of mature economies.

Developing Economies

In developing economies, CRH’s strategy is to target premium assets as an initial footprint, usually in cement and often in partnership with strong local established businesses. We identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further downstream into integrated building materials businesses as construction markets become more sophisticated over time. In the mid-1990s, CRH applied this approach to its entry into the Polish market and today the Group is the leading integrated building materials company in Poland. CRH is now replicating this approach in its new platforms in India and China.

In China, CRH completed its first transaction in February 2007 with the purchase of Harbin Sanling Cement (capacity 0.65 million tonnes) in northeast China. In early 2009 we established a more significant position with the acquisition of a 26% associate shareholding in Yatai Building Materials (‘Yatai’), the leading player

12    CRH

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Description of the Group

DESCRIPTION OF THE GROUP

in China’s northeastern provinces (Heilongjiang, Jilin and Liaoning) and a top ten cement supplier in China. Since early 2009 Yatai has increased its cement equivalent production capacity from 14 million tonnes to 26 million tonnes. Yatai continues to have strong ambitions to grow and is a primary consolidator of the cement industry in northeastern China.

In India, CRH entered the market in mid-2008 through a 50% joint venture partnership in My Home Industries Limited (MHIL), a cement producer headquartered in Hyderabad with modern production facilities, strong market positions and excellent reserves in central Andhra Pradesh. Since then, MHIL has increased annual cement production from 3 million tonnes to 4.2 million tonnes through the addition of a new grinding plant to expand its footprint to include the Orissa and West Bengal markets, and has further invested in a captive power plant to ensure security of energy supply.

CRH’s investment focus in Asia is driven by the creation of both long and short-term shareholder value. As the Chinese and Indian markets develop, more sophisticated construction markets will emerge and, as has been our experience in Eastern Europe, a wide range of value-added construction products will be required, enabling CRH to roll out a broader range of products across the industry.

CRH    13

Description of the Group

DESCRIPTION OF THE GROUP

CRH Executive Management Team Biographies

Myles Lee

Chief Executive

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 29 years’ experience of the building materials industry and of CRH’s international expansion. He was appointed Group Chief Executive with effect from January 2009.

Albert Manifold

Chief Operating Officer

Albert Manifold was appointed Chief Operating Officer of CRH and to the CRH Board with effect from January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director, Europe Materials.

Maeve Carton

Finance Director

Maeve Carton was appointed Finance Director and became a CRH Board Director in May 2010. Since joining CRH in 1988, she has held a number of roles in the Group Finance area and was appointed Group Controller in 2001 and Head of Group Finance in January 2009. She has broad-ranging experience of CRH’s reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH’s evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice.

Mark Towe

Chief Executive Officer, Oldcastle, Inc.

Mark Towe was appointed a CRH Board Director with effect from July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH’s operations in the Americas) in July 2008. With approximately 40 years’ experience in the building materials industry, he has overall responsibility for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.

Henry Morris

Managing Director CRH Europe Materials

Henry Morris, a mechanical engineer and MBA, joined Irish Cement Ltd. as a graduate. He held a number of operational roles in CRH’s cement business prior to his appointment as Managing Director of CRH’s Aerobord business in 1990. Henry left to join Barlo Group plc in 1993 and returned to CRH in 2001 as Regional Director, Finland and Switzerland. He was appointed Chief Operating Officer, Europe Materials in 2007 and Managing Director of the Europe Materials Division in January 2009.

14    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Erik Bax

Managing Director CRH Europe Products & Distribution

Erik Bax, a building and construction engineer and MBA, joined CRH in 1984 as Manager, New Business at Vaculux and was appointed Managing Director Vaculux in 1993. He subsequently held a number of senior positions in Europe Products & Distribution. Erik became Managing Director CRH Europe Building Products in 2003 and Managing Director CRH Europe Distribution in 2007. He was appointed Managing Director of CRH Europe Products & Distribution in 2010.

Doug Black

Chief Executive Officer Americas Materials

Doug Black, a mathematical science/civil engineer and MBA, joined CRH in 1995 as Vice President of Business Development and in 1996 helped establish the Oldcastle Distribution Division with the acquisition of Allied Building Products. Doug was President of Oldcastle Precast Southeast from 1996 to 2000, was promoted to Chief Operating Officer Oldcastle Architectural in 2000 and was President and Chief Executive Officer Oldcastle Architectural from 2002 to July 2006. Doug was appointed Chief Executive Officer Americas Materials in 2008 after two years serving as President of this Division.

Bill Sandbrook

Chief Executive Officer Americas Products & Distribution

Bill Sandbrook, a systems engineer and MBA, joined CRH in 1996 with the acquisition of Tilcon by Oldcastle Materials and was appointed President of Oldcastle Materials’ West Division in 2003. In 2006, Bill was promoted to Chief Executive Officer Oldcastle Architectural. He was appointed Chief Executive Officer of Americas Products & Distribution in 2008 and has responsibility for this Division’s operations in the United States, Canada and South America.

2010 Organisation and People

During the year both Máirtín Clarke, Managing Director Europe Products & Distribution, and Glenn Culpepper, Group Finance Director, resigned from the Group for personal reasons. Maeve Carton succeeded to the role of Group Finance Director while Erik Bax stepped up to lead Europe Products & Distribution. Maeve, who joined CRH in 1988, has held a number of roles in the Group Finance area, including Group Controller and more recently Head of Group Finance. Erik joined CRH in 1984 and has held a number of senior positions in Europe Products & Distribution, including Product Group Director Building Products, prior to his appointment as head of Distribution in 2007. Maeve and Erik have adapted to their new roles with energy and commitment to ensuring the effective ongoing functioning of the senior team and the wider organisation. These appointments resulted in some consequent changes, all of which were filled from within the Group.

The average number of employees for the past three financial years is disclosed in note 7 to the Consolidated Financial Statements on page 120.

No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

CRH    15

Description of the Group

DESCRIPTION OF THE GROUP

BUSINESS OVERVIEW

The percentage of Group revenue and operating profit for each of the six reporting segments for 2010, 2009 and 2008 is as follows:

	2010		2009		2008
	Revenue	Operating profit	Revenue	Operating profit	Revenue	Operating profit
Share of revenue and operating profit
Europe Materials[1]	16%	36%	16%	27%	18%	34%
Americas Materials	26%	41%	25%	43%	24%	25%
Europe Products	16%	2%	17%	12%	18%	12%
Americas Products	14%	-3%	14%	2%	15%	13%
Europe Distribution	21%	19%	21%	14%	18%	11%
Americas Distribution	7%	5%	7%	2%	7%	5%
Total	100%	100%	100%	100%	100%	100%
1	See “Business Operations in Europe Materials” below for details of non-European countries grouped with Europe for reporting purposes.

Business Operations in Europe Materials

Europe Materials is a major vertically-integrated producer of primary materials and value-added manufactured products operating in 20 countries. Europe Materials is actively involved in the Group’s development efforts in Asia. Its principal products are cement, aggregates, readymixed concrete, concrete products, asphalt and lime. Major markets are Poland, Finland, Switzerland, Spain, Portugal, Ukraine and Ireland together with India and China in Asia and Turkey in the Mediterranean. In total, Europe Materials employs approximately 11,700 people at over 650 operating locations.

Products and Services	Location[2]	Annualised production volumes[3]
Cement[4]	China, Finland, India (50%), Ireland, Lebanon (25%), Netherlands, Poland, Portugal (49%), Switzerland, Tunisia (49%), Turkey (50%), Ukraine	13.2 million tonnes

Aggregates	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Slovakia, Spain, Switzerland, Ukraine	52.2 million tonnes

Asphalt	Finland, Ireland, Poland, Switzerland	2.9 million tonnes

Readymixed Concrete[4]	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%), Turkey (50%)	9.7 million cubic metres

Lime	Ireland, Poland	1.9 million tonnes

Concrete Products	Estonia, Finland, Ireland, Poland, Portugal (49%), Spain, Tunisia (49%), Ukraine	5.3 million tonnes

2	Percentages indicate ownership by CRH where this is less than 100%.

3	Throughout this document tonnes denotes metric tonnes (i.e. 1,000 kilogrammes).

4	CRH share of annualised production volumes. Cement and readymixed concrete volumes above exclude CRH’s 26.3% share of Uniland in Spain, 25% share of Mashav in Israel and 26% share of Yatai Building Materials in China. CRH’s share of annualised production volumes for these businesses amounts to approximately 7.2m tonnes of cement and 0.6m cubic metres of readymixed concrete.

16    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Product end-use (EBITDA (as defined)* basis)
Residential	35%
Non-residential	25%	New Construction	80%
Infrastructure	40%	Repair, Maintenance & Improvement (“RMI”)	20%
Total	100%	Total	100%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Cement is a primary building material used in the construction industry. It is manufactured by heating limestone with small quantities of other materials in a kiln through a carefully controlled chemical process that is capital-intensive. Cement is used principally as a binding agent to bind other materials together - its most common use is to mix it with sand, stone or other aggregates and water to form concrete. Cement customers primarily comprise concrete producers and merchants supplying construction contractors and others. Where CRH has cement and concrete operations, a significant portion of cement sales would typically be supplied to those operations. While cement or clinker may be imported from other countries, competition comes mainly from other large cement producers located within each country. CRH’s cement activities in the Netherlands relate to cement transport and trading.

Aggregates are naturally occurring sand, gravel or crushed stone deposits such as granite, limestone and sandstone. Limestone reserves, which are used to supply cement plants, are located at or near each plant and are generally owned by CRH. In Finland, CRH buys the aggregates raw materials for its two cement plants as the Group does not own limestone reserves near the plants. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Property, Plants and Equipment section on pages 25 to 27.

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

CRH holds 50% joint venture stakes in Denizli Cimento, an integrated cement and readymixed concrete business in Turkey, and in My Home Industries Limited (“MHIL”), a cement producer headquartered in Hyderabad serving the Andhra Pradesh region of Southeast India.

Associate Interests

CRH has a 26.3% equity stake in Corporación Uniland S.A. (“Uniland”), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia.

CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel.

CRH    17

Description of the Group

DESCRIPTION OF THE GROUP

In 2009, CRH acquired a 26% stake in Yatai Building Materials Company’s cement operations (Yatai Cement), with cement and grinding plants in Jilin, Heilongjiang and Liaoning provinces in northeastern China.

Business Operations in Americas Materials

Americas Materials operates in 44 states in the United States. Operations are geographically organised, segmented into East and West sectors, each containing regional business units. It operates integrated aggregates, asphalt and readymixed concrete operations throughout the US with strategically located long-term aggregates reserves. The business is further integrated into asphalt paving services. Americas Materials employs approximately 17,800 people at close to 1,200 operating locations.

Products and Services	Annualised production volumes
Aggregates	107.2 million tonnes
Asphalt	39.0 million tonnes
Readymixed Concrete	5.3 million cubic metres

Product end-use (EBITDA (as defined)* basis)
Residential	10%
Non-residential	25%	New Construction	35%
Infrastructure	65%	Repair, Maintenance & Improvement (“RMI”)	65%
Total	100%	Total	100%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

The Division is the largest asphalt producer, the third-largest aggregates producer and one of the top-five readymixed concrete producers in the US. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Property, Plants and Equipment section on pages 25 to 27.

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

The Americas Materials Division is organised geographically into East and West, containing four and three divisions respectively.

East:

Northeast (including operations in New England, New York, New Jersey and Connecticut);

Mid-Atlantic (Pennsylvania, Delaware, Virginia, West Virginia, Maryland, Kentucky, eastern Tennessee and North Carolina);

Central (Ohio, Indiana and Michigan); and

Southeast (Alabama, Georgia, South Carolina and Florida).

18    CRH

Description of the Group

DESCRIPTION OF THE GROUP

West:

Central West (Texas, Oklahoma, Arkansas, Mississippi, western Tennessee, Missouri, Kansas, Iowa, Nebraska, Minnesota, Illinois and South Dakota);

Mountain West (Colorado, Wyoming, Utah, Montana, New Mexico, southern Idaho, Nevada and Arizona); and

Northwest (Washington, Oregon and northern Idaho).

Business Operations in Europe Products

Europe Products is organised as three groups of related manufacturing businesses involved in concrete, clay and building products. It operates in 19 European countries with the Netherlands, Belgium, the UK, Germany, France and Switzerland being its major markets. Europe Products seeks leadership positions in the markets and sectors in which it operates and employs approximately 17,800 people at close to 400 operating locations.

Products and Services	Location	Annualised production volumes

Concrete Products

Architectural Concrete	Benelux, Denmark, France, Germany, Italy, Slovakia, UK	5.4 million tonnes

Precast Concrete	Benelux, Denmark, France, Hungary, Ireland, Poland, Romania, Switzerland, UK	6.6 million tonnes

Clay Products	Benelux, Germany, Poland, UK	2.0 million tonnes

Building Products

Construction Accessories	Benelux, France, Germany, Ireland, Italy, Norway, Poland, Spain, Switzerland, Sweden, UK	n/a

Building Envelope Products	Benelux, France, Germany, Ireland, UK	3.3 million lineal metres 0.8 million square metres

Product end-use (EBITDA (as defined)* basis)
Residential	50%
Non-residential	35%	New Construction	70%
Infrastructure	15%	Repair, Maintenance & Improvement (“RMI”)	30%
Total	100%	Total	100%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Concrete Products

This group manufactures concrete products for two principal end-uses: pavers, tiles and blocks for architectural use, and floor and wall elements, beams and vaults for structural use. In addition, sand-lime bricks are produced for the residential market. Principal raw materials include cement, crushed stone and sand and gravel, all of which are readily available locally.

Clay Products

The Clay Products group principally produces clay facing bricks, pavers, blocks and rooftiles, with the Ibstock operation in the UK being the largest business.

CRH    19

Description of the Group

DESCRIPTION OF THE GROUP

Building Products

The Building Products group is active in lightside building materials and is the European market leader in outdoor security and construction accessories.

The Construction Accessories group is a market leader in construction accessories in Europe, supplying metal-based accessories, including stainless steel fixing systems, for the construction and precast concrete industries.

The Fencing & Security business unit is mainly active in the non-residential construction market. The business unit comprises Fencing & Security (“F&S”), Shutters & Barriers (“S&B”), Access Control and Roller Shutters & Awnings (“RSA”) businesses which specialise in entrance control and climate control products. F&S, together with Access Control, is a supplier of security solutions, which includes designing and manufacturing fencing and security gate systems and supplying access control systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports. Raw materials for fencing and security gate manufacturing comprise steel, aluminium, reinforced glass fiber, chain-link fabric and barbed wire purchased from a variety of sources. The RSA group specialises in developing, assembling and distributing roller shutter and awning systems.

Following rigorous strategic analysis, we decided at the end of 2009 to exit the Insulation and Climate Control sectors as we no longer saw a route to becoming a pan-European leader in these segments. In November 2010 we reached agreement to sell the majority of our Insulation business and we expect the sale of our Climate Control businesses to be finalised by mid-2011.

Business Operations in Americas Products

Americas Products operates primarily in the United States and has a significant presence in Canada. Its sub-divisions Building Products (precast and architectural concrete, concrete accessories, clay, fencing products, packaged lawn and garden products, and packaged concrete mixes) and BuildingEnvelope™ solutions (glass and aluminium glazing systems) all have leading positions in national and regional markets. Americas Products is also a leading producer of clay building products in Argentina and operates glass fabrication businesses in Argentina and Chile. Employees total approximately 15,100 at close to 400 operating locations.

Products and Services	Location	Annualised production volumes

Architectural Concrete	Canada, US	7.6 million tonnes

Clay	Argentina, US	0.8 million tonnes

Precast Concrete, Pipe and Prestress Products	Canada, US	1.1 million tonnes

Glass Fabrication Glazing Systems	Argentina, Canada, Chile, US Argentina, Canada, Chile, US	8.4 million square metres 18.6 thousand tonnes

Construction Accessories	US	26.1 thousand tonnes

Fencing Products	US	8.9 million lineal metres

Product end-use (EBITDA (as defined)* basis)
Residential	55%
Non-residential	40%	New Construction	55%
Infrastructure	5%	Repair, Maintenance & Improvement (“RMI”)	45%
Total	100%	Total	100%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

20    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Building Products

Architectural Products (“APG”) , which is a leading North American producer of concrete masonry and hardscape products, packaged lawn and garden products, prepackaged cement mixes, clay brick and lightweight aggregates, services the US and eastern Canada from 197 operating locations in 38 states and two Canadian provinces. The residential and non-residential sectors combined account for 95% of APG’s output, a significant proportion of which is used in the RMI and DIY sectors. Competition for APG arises primarily from other locally-owned concrete products companies. Principal raw material supplies are readily available.

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

APG also now includes Meadow Burke, which supplies thousands of specialised products used in concrete construction activities. Meadow Burke was formerly part of MMI.

The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the US and Canada with 135 locations in 25 states and the province of Quebec.

The most significant precast concrete products are underground vaults sold principally to water, electrical and telephone utilities. Other precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins and street and highway products such as median barriers, culverts and short span bridges. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product. Plastic enclosures are also supplied to water, electrical and telephone utilities. Polymer trench is sold to the electric and railroad market.

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

Precast also now includes the Merchants Metals operations, a leading manufacturer and distributer of fencing and related products, used by the residential, non-residential and infrastructure sectors. Merchants Metals was formerly part of MMI.

BuildingEnvelope™

BuildingEnvelope™ (“BE”) custom manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With 4,000 people and 55 locations in 23 states and four Canadian provinces, BE is the largest supplier of high-performance glazing products and services in North America, delivering to all of the top 50 MSAs (Metropolitan Statistical Areas) in the US and Canada.

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

CRH    21

Description of the Group

DESCRIPTION OF THE GROUP

South America

CRH operates five different companies in Argentina and Chile.

Canteras Cerro Negro is a clay roofing, wall and floor tiles producer. It owns two state-of-the-art production facilities in Olavarría and a greenfield manufacturing facility in Cordoba, which commenced production in 2009. Cormela, acquired during 2008, produces clay bricks at a facility in Campana, 60 kilometres (“km”) from Buenos Aires.

Superglass (Argentina) and Vidrios Dell Orto (Chile) fabricate tempered, laminated and insulated glass.

Comercial Duomo is a specialised construction products retailer and wholesaler in Chile which was acquired in 2008.

Business Operations in Europe Distribution

Europe Distribution encompasses professional builders’ merchants, sanitary, heating and plumbing distribution (SHAP) and Do-It-Yourself (DIY) stores. This Segment operates in eight European countries with the Netherlands, Belgium, Germany, Austria, France and Switzerland being its major markets. Europe Distribution seeks leadership positions in the markets and sectors in which it operates and employs approximately 10,600 people at close to 750 operating locations.

Products and Services	Location[1]	Number of locations
Builders Merchants	Austria, Belgium, France, Germany, Netherlands, Switzerland	501 branches

DIY Stores	Benelux, Germany, Portugal (50%) and Spain	243 stores

1	Percentages indicate percentage ownership by CRH where this is less than 100.

Product end-use (EBITDA (as defined)* basis)
Residential	80%	New Construction	35%
Non-residential	20%	Repair, Maintenance & Improvement (“RMI”)	65%
Total	100%	Total	100%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Builders Merchants

Professional Builders Merchants caters to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants. In Switzerland, the Group has a strong position as the largest builders merchant and the only country-wide supplier of sanitary ware, heating and plumbing (“SHAP”) products. CRH is a major regional distributor in France, with 105 locations. In Germany, CRH acquired an additional 50% of Bauking, in which CRH already had a 47.82% stake. Bauking is a major regional player in the northwest of the country with 77 locations. Sax, acquired during 2010, is a leading SHAP distributor in Belgium with 9 locations.

In addition, CRH holds a 21.13% associate stake in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region and a 35.02% associate investment in Trialis, the leading independent builders merchant in southwest France.

22    CRH

Description of the Group

DESCRIPTION OF THE GROUP

DIY

The DIY Europe platform operates under five different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany), Maxmat (Portugal) and BricoHouse (Spain) selling to DIY enthusiasts and home improvers. CRH operates 134 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. In Germany, Bauking operates 51 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 34 stores. CRH has decided to divest the 5 DIY stores in Spain operating in the Alicante/Valencia region.

Business Operations in Americas Distribution

Americas Distribution operates primarily in the United States. Its sub-divisions - Exterior and Interior Products - have leading positions in national and regional markets. Employees total approximately 3,200 at close to 180 operating locations.

Products and Services	Location	Number of branches
Exterior Products (Roofing/Siding)	US	131 branches
Interior Products	US	45 branches

Product end-use (EBITDA (as defined)* basis)
Residential	55%	New Construction	45%
Non-residential	45%	Repair, Maintenance & Improvement (“RMI”)	55%
Total	100%	Total	100%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), is a large distributor in the Roofing/Siding segment in the United States. Demand is largely influenced by residential and commercial replacement activity, with the key products having an average life span of roughly 25 years. Allied’s Interior Products segment accounts for approximately 40% of annualised Distribution sales. The primary customers are drywall contractors who are mainly involved in new residential and new commercial construction.

CRH    23

Description of the Group

DESCRIPTION OF THE GROUP

Recent Growth & Development

During the year ended 31 December 2008, CRH spent a total of €1 billion on 53 acquisition and investment transactions. The Group completed its first transaction in India during the year, acquiring a 50% shareholding in My Home Industries Limited, a cement producer headquartered in Hyderabad with annual production capacity of 3 million tonnes from modern facilities. In Europe, the Group acquired its first subsidiary in Hungary with the purchase of Ferrobeton, a precast concrete elements producer operating four plants in Hungary and one in Slovakia, which manufacture a similar product range to the Group’s pre-existing operations in Romania. The European construction accessories business was expanded with the acquisition of Ancon, a UK-based designer and manufacturer of a range of stainless steel fixing systems, with operations in continental Europe, the Middle East and Australia. The Distribution group acquired an initial 35% shareholding in Trialis, an independent regional builders merchant operating 190 branches in central, south and southwest France. These four transactions accounted for 53% of the acquisition spend in 2008. Americas Materials completed 19 bolt-on transactions expanding its network of locations. In the Americas Products & Distribution division, seven bolt-on transactions were completed across Precast, Architectural Products and MMI operations while Distribution completed one transaction in its exterior products business.

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

Total acquisition spend (including debt acquired and deferred and contingent acquisition consideration) for 2010 was €567 million, which included 28 traditional bolt-on acquisitions contributing incremental annualised sales of €0.8 billion, of which €0.2 billion has been reflected in the 2010 results. First half expenditure of €159 million included 13 acquisitions across the Materials segments of the Group’s businesses in Europe and the United States, and a further investment in northeastern China where an associate, Yatai Building Materials, continued to expand its position.

The second half of the year saw a welcome pick-up in the pace of development activity with total expenditure of €408 million. This included a series of nine further bolt-on acquisitions by the Americas Materials business, extending their geographic reach; in total in 2010, acquisitions by this Division added a total of 579 million tonnes of well-located aggregates reserves across the United States. In Europe in the second half of the year, the Group added to its materials footprint in Switzerland, and, with the buyout of an additional 50% of the Bauking joint venture, substantially expanded the Group’s presence in the attractive German distribution market.

24    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Property, Plants and Equipment

At 25 March 2011, CRH and its joint ventures had a total of 2,662 building materials production locations and had a total of 920 Merchanting & DIY locations. 2,134 locations are leased, with the remaining 1,448 locations held on a freehold basis. Further details on locations and products produced are provided in the Business Overview section. None of CRH’s individual properties are of material significance to the Group.

The most significant subsidiary locations are the cement facilities in Ireland, Finland, Poland, Switzerland and Ukraine. The capacity for these locations is as follows:

Subsidiary	Country	No. of Plants	Clinker Capacity (tonnes per hour)
Irish Cement	Ireland	2	480
Finnsementti	Finland	2	204
Grupa Ożarów	Poland	1	379
JURA-Holding	Switzerland	2	104
OJSC Podilsky Cement	Ukraine	1	355

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Company’s accounting policy and process governing any impairment of property, plant and equipment is given on pages 105 and 106 and in note 14 to the Consolidated Financial Statements on page 129.

In Poland, CRH operates a modern dry-process kiln at Ożarów, approximately 170 km south east of Warsaw, with a total annual clinker production capacity of 2.8 million tonnes. Management is reviewing the timing of the requirement for additional cement capacity in Poland, and accordingly further expenditure has been postponed on the expansion project at Ożarów which was announced in 2007.

The Group operates one wet-process cement plant in southwest Ukraine which produced 1.3 million tonnes of cement in 2010. An investment of €210 million to convert the wet-process cement plant in southwest Ukraine to dry-process is ongoing; this project, the first-ever Joint Implementation Project registered by the United Nations, is expected to deliver significant efficiency savings and reduced CO2 emissions when commissioned in 2011.

In December 2008, Irish Cement completed a €200 million investment project at its major cement facility near Dublin. The investment has created an ultra-modern, energy-efficient plant meeting world best practice emissions standards.

In 2009, the Company’s joint venture American Cement Company completed construction of a 3,000 tonne-per-day cement plant in Central Florida.

CRH    25

Description of the Group

DESCRIPTION OF THE GROUP

Mineral Reserves

The Group’s reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone and sand & gravel), clay products, asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications - see the table on the next page setting out the activities with reserves backing.

Reserve estimates are generally prepared by third-party experts (i.e. geologists or engineers) prior to acquisition; this procedure is a critical component in the Group’s due diligence process in connection with any acquisition. Subsequent to acquisition, estimates are typically updated by company engineers and/or geologists and are reviewed annually by corporate and/or Divisional staff. However, where deemed appropriate by management, in the context of large or strategically important deposits, the services of third-party consultant geologists and/or engineers may be employed to validate reserves quantities outside of the aforementioned due diligence framework on an ongoing basis. The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2010 other than in business combination activity and specific instances where such review was warranted.

Reserve estimates are subject to annual review by each of the relevant operating entities across the Group. The estimation process distinguishes between owned and leased reserves segregated into permitted and unpermitted as appropriate and includes only those permitted reserves which are proven and probable. The term “permitted” reserves refers to those tonnages which can currently be mined without any environmental or legal constraints. Permitted owned reserve estimates are based on estimated recoverable tonnes whilst permitted leased reserve estimates are based on estimated total recoverable tonnes which may be extracted over the term of the lease contract.

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

•	The reserves must be homogeneous deposits based on drill data and/or local geology; and

•	The deposits must be located on owned land or on land subject to long-term lease.

None of CRH’s mineral-bearing properties are individually material to the Group.

26    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Activities with Reserves Backing*1

	Physical location	Number of quarries /pits	Property acreage (hectares)[2]		Proven & probable reserves[3]	Years to depletion[4]	Percentage of mineral reserves by rock type			2010 Annualised extraction[5]
			Owned	Leased			Hard rock	Sand & gravel	Other
Europe Materials
Cement	Ireland	2	249	-	132	60	100%	-	-	1.5
	Poland	2	256	-	72	20	97%	-	3%	3.5
	Switzerland	3	162	-	12	9	95%	-	5%	1.3
	Ukraine	3	256	-	105	51	69%	-	31%	0.7
	Other	19	617	489	495	82	68%	-	32%	6.2

Aggregates	Finland	156	440	340	164	8	62%	38%	-	18.9
	Ireland	92	4,623	72	860	44	83%	17%	-	12.8
	Poland	13	1,575	206	274	35	56%	44%	-	8.7
	Spain	8	68	197	108	49	100%	-	-	1.6
	Other	34	415	252	331	32	85%	15%	-	10.2

Lime	Ireland / Poland	3	466	-	51	33	100%	-	-	1.3
Subtotals		335	9,127	1,556	2,604		78%	15%	7%
Americas Materials
Aggregates	East	251	23,188	4,415	7,136	99	89%	11%	-	62.6
	West	413	19,419	15,106	4,446	91	42%	58%	-	44.7
Cement	American Cement	1	101	-	10	72	100%	-	-	0.2
Subtotals		665	42,708	19,521	11,592		71%	29%	-
Europe Products
Clay	UK, Poland	58	4,554	892	123	52	-	5%	95%	2.3
Americas Products
Clay	United States	25	1,146	308	34	21	-	-	100%	1.7
Group totals		1,083	57,535	22,277	14,353		72%	26%	2%

*	CRH’s share of the reserves and the annualised production of its joint ventures are proportionately consolidated in the table.

1	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

2	1 hectare equals approximately 2.47 acres.

3	Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable. All of the proven and probable reserves are permitted and are quoted in millions of tonnes.

4	Years to depletion have been estimated by the Group’s geologists/engineers taking into account historical levels of production and development projects.

5	Annualised extraction is quoted in millions of tonnes.

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

CRH    27

Description of the Group

DESCRIPTION OF THE GROUP

The Environment and Government Regulations

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

Environmental Compliance Policy

In order to comply with the above suite of environmental regulations affecting its operations, CRH has developed the following Group environmental policy, approved by the CRH Board and applied across all Group companies, which is to:

•	comply, at a minimum, with all applicable environmental legislation and continually improve our environmental stewardship towards industry best practice;

•	ensure that our employees and contractors respect their environmental responsibilities;

•	proactively address the challenges and opportunities of climate change;

•	optimise our use of energy and resources through efficiency gains and recycling;

•	promote environmentally-driven product innovation and new business opportunities; and

•	be good neighbours in the many communities in which we operate.

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

Addressing Climate Change

CRH recognises that climate change is a major challenge facing humanity and is committed to playing its part in developing practical solutions. CRH is a core member of the Cement Sustainability Initiative (“CSI”) of the World Business Council for Sustainable Development (“WBCSD”). The CSI is a voluntary initiative by 24 of the world’s major cement producers, promoting greater sustainability in the cement industry.

In 2007, CRH committed to a 15% reduction in its specific CO2 cement plant emissions by 2015 compared with the 1990 specific emissions for the same portfolio of plants. This reduction is on track, and is being achieved through major capital investment programmes in its cement activities.

CRH is operating successfully within the National Allocation Plans under the European Emissions Trading Scheme through actively implementing carbon reduction strategies. Through relevant trade associations and the CSI of the WBCSD, CRH is actively engaged in industry initiatives to develop appropriate carbon mitigation strategies post 2012.

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

28    CRH

Description of the Group

DESCRIPTION OF THE GROUP

US Federal and State laws are developing proactively to address carbon emissions. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented and may impact on the Group’s current cement operation in the US and depending on the scope of the legislation, could significantly impact asphalt operations in the US.

Possible Environmental Liabilities

At 25 March 2011, there were no material pending legal proceedings relating to environmental regulations or to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

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

Research & Development

Research and development is not a significant focus of CRH’s business. CRH’s policy is to expense all research and development costs as they occur.

CRH    29

Description of the Group

DESCRIPTION OF THE GROUP

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s business. The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in the section Introduction and Performance Indicators - Forward Looking Statements.

A. Economic, strategic and operational risks

CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand for the Group’s products in areas affected by adverse weather conditions. Financial performance is also impacted by government funding programmes (largely for infrastructure) and volatility in fuel and other commodity/raw material prices. The adequacy and timeliness of management response to unfavourable events (including, in particular, changes in volumes and prices) is critical.

The Group’s operating and financial performance is influenced by general economic conditions and the state of the residential, industrial and commercial and infrastructural construction markets in the countries in which it operates, particularly the European Union and North America. In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are cyclical and are affected by many factors that are beyond the Group’s control, including:

•	the price of fuel and principal energy-related raw materials such as bitumen, steel and polystyrene bead (which in 2010, accounted for approximately 9% of annual Group sales revenues);

•	the performance of national economies in the 35 countries in which CRH operates;

•

monetary policies in the countries in which CRH operates - for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus impacting residential construction activity;

•

the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the “Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users”; and

•	the level of demand for construction materials and services with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity.

A continuation of or deterioration in the current strained global economic conditions may result in further general reductions in construction activity. Against this backdrop, the adequacy and timeliness of the actions taken by CRH’s management team are of critical importance in delivering financial performance.

Each of the above factors could have a material adverse effect on the Group’s operating results and the market price of CRH’s securities.

As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions or in the governmental and regulatory requirements in any of the countries in which CRH operates, and in particular in developing markets, may adversely affect CRH’s business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities amongst other matters.

CRH operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in eastern Europe, South America, Turkey, China and India. The economies of these countries are at diverse stages of socioeconomic and macroeconomic development which could give rise to a number of risks and uncertainties; these would include the following:

•	changes in political, social or economic conditions;

•	trade protection measures and import or export licensing requirements;

30    CRH

Description of the Group

DESCRIPTION OF THE GROUP

•	potentially negative consequences from changes in tax laws;

•	labour practices and differing labour regulations;

•	ethical procurement;

•	unexpected changes in regulatory requirements; and

•	state-imposed restrictions on repatriation of funds.

CRH faces strong volume and price competition across its activities. Given the commodity nature of many of its products, market share, and thus financial performance, will decline if CRH fails to compete successfully.

The competitive environment in which the Group operates can be significantly impacted by general economic conditions in combination with local factors including the number of competitors, the degree of utilisation of production capacity and the specifics of product demand. Across the multitude of markets in which the Group conducts business, downward pricing pressure is experienced from time to time and the Group may not always be in a position to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices.

Existing products may be replaced by substitute products which CRH does not produce or distribute leading to losses in market share and constraints on financial performance.

A number of the products sold by CRH (both those manufactured internally and those distributed) compete with other building products that do not feature in CRH’s product range. Any significant replacement of the Group’s products by substitute products, which CRH does not produce or distribute, could adversely impact market share and results of operations in these markets.

Growth through acquisition is a key element of CRH’s strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

The Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions supplemented from time to time by larger strategic acquisitions into new markets or new building products, for example. As a result of the challenging trading backdrop to many of CRH’s businesses since the onset of the financial crisis, management’s focus continues to be limited to acquisition opportunities that offer compelling value and exceptional strategic fit.

The realisation of CRH’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activity. CRH may not be able to identify such companies and, even if identified, may not be able to acquire them given a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. The Group’s ability to realise the expected benefits from acquisition activity depends, in large part, on its ability to integrate newly-acquired businesses in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its legacy business and, accordingly, may be deprived of the expected benefits thus leading to potential dissipation and diversion of Group management resources.

CRH    31

Description of the Group

DESCRIPTION OF THE GROUP

CRH does not have a controlling interest in certain of the businesses (i.e. associates and joint ventures) in which it has invested and may invest; these arrangements may require greater management of more complex business partner relationships. In addition, CRH is subject to various restrictions as a result of non-controlling interests in certain of its subsidiaries.

Given the absence of control in associates and, to a lesser extent, joint ventures, important decisions such as the approval of business plans and the timing and amount of cash distributions and capital expenditure, for example, may require the consent of CRH’s partners or may be approved without CRH’s consent (despite provisions in the purchase contract). These limitations could impair CRH’s ability to effectively manage and/or realise its strategic goals for these businesses.

The majority of CRH’s subsidiaries are wholly-owned with any non-controlling interests (i.e. minority shareholders) accounting for an immaterial share of total equity where they arise. Various disadvantages may result from the participation of non-controlling interests whose objectives and concerns may not always align with those of CRH. The presence of non-controlling interests may, among other things, impede CRH’s ability to implement organisational efficiencies, transfer cash from one subsidiary to another and allocate assets in the most effective manner.

Given the decentralised structure of CRH, existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to difficulties in succession planning and potentially impeding the continued realisation of the Group’s core strategy of performance and growth.

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on CRH’s core strategy of performance and growth and in ensuring that succession planning objectives for key executive roles throughout CRH’s international operations are satisfied. In recognition of these requirements, the human resource management framework focuses on the operation of integrated and targeted programmes of performance management, leadership development (including international assignments, where appropriate), coaching and mentoring inter alia; the appropriateness of these programmes is reviewed on a regular basis to ensure that they mirror best practices.

B. Financial and reporting risks

CRH uses financial instruments throughout its businesses thus giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH’s liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise its existing debt capacity or otherwise obtain financing for the Group’s operations.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition programme. As at 31 December 2010, CRH had outstanding net indebtedness of €3.5 billion (2009: €3.7 billion). A significant portion of the cash generated from operational activity is dedicated to the payment of principal and interest on indebtedness and is not available for other purposes. If CRH’s earnings were to decline significantly, difficulties may be experienced in servicing its debt instruments. In addition, in raising debt, CRH has entered into certain financing agreements containing restrictive covenants requiring CRH to maintain a certain minimum interest cover ratio, a certain maximum ratio of net debt to EBITDA (as defined)* and a minimum net worth and placing a maximum limit on the ratio of net debt to net worth. These restrictions may limit CRH’s flexibility in planning for and reacting to competitive pressures and changes in business, industry and general economic conditions and may limit its ability to undertake acquisition activity and capitalise on other business opportunities. For further information on financial covenants, please see the Liquidity and Capital Resources section of the Business Review (page 42).

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

32    CRH

Description of the Group

DESCRIPTION OF THE GROUP

CRH is exposed to movements in interest rates which affect the amount of interest paid on floating rate borrowings and the return generated on its cash investments. As at 31 December 2010, 75% of CRH’s net debt was at fixed interest rates. For additional information on the value of debt and the impact of movements in interest rates, see notes 21 and 25 to the Consolidated Financial Statements.

Any material deterioration in CRH’s existing credit ratings may significantly reduce its access to the debt markets and result in increased interest rates on future debt. A downgrade in CRH’s credit ratings may result from factors specific to CRH or from other factors such as general economic weakness or sovereign credit rating ceilings.

CRH holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with liquid investments and cash and cash equivalents at 31 December 2010, totalled €1.8 billion (2009: €1.4 billion). In addition to the above, CRH enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2010 were €208 million and €87 million respectively (2009: €249 million and €86 million). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the United States) give rise to significant amounts receivable from construction contracting counterparties at the balance sheet date; at year-end 2010, this balance was €0.4 billion (2009 €0.4 billion). In the current business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

The assumptions used in the recognition of assets, liabilities, income and expenses (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on market and economic conditions at the balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and anticipated inflation; (iv) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (v) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions (items (i) and (iii) to (v) pertain to liabilities with item (ii) pertaining to assets. The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities and the expected long-term rate of return on scheme assets are disclosed on pages 151 and 152. A prolonged period of financial market instability would have an adverse impact on the valuations of CRH’s pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating reparation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the employer contributions disclosure on page 156. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

The Group’s insurance arrangements retain certain exposures in respect of a variety of liability/casualty insurances and property damage and business interruption insurance; amounts in excess of these

CRH    33

Description of the Group

DESCRIPTION OF THE GROUP

predetermined self-insurance thresholds, together with umbrella arrangements, as appropriate, are arranged through leading, highly-rated global insurers and re-insurers giving rise to counterparty risks. The exposures borne by third-parties are, in general, subject to caps with any exposures in excess of those caps being borne by CRH. As at 31 December 2010, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €207 million (2009: €201 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s functional and reporting currency) together with declines in the euro value of the Group’s net investments which are denominated in a wide basket of currencies other than the euro.

A significant proportion of the Group’s revenues, expenses assets and liabilities are denominated in currencies other than the euro, principally US Dollars, Swiss Francs, Polish Zlotys and Pounds Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact the Group’s consolidated results and net worth. It is the Group’s policy to hedge partially its investment in foreign currencies by ensuring that net worth, net debt and net interest are spread across the currencies in which the Group operates, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended 31 December 2010, see the Business Review section commencing on page 37 and notes 21 and 25 to the Consolidated Financial Statements.

Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 15 to the Consolidated Financial Statements on pages 131 and 132.

Whilst a goodwill impairment charge would not impact cash flow, a full write-down at 31 December 2010 would have resulted in a charge to income and a reduction in equity of €4.1 billion (2009: €3.9 billion).

C. Compliance and regulatory risks

CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s reported results and financial condition.

CRH is subject to a broad and increasingly stringent range of existing and evolving governance, environmental, health and safety and other laws, regulations, standards and best practices in each of the jurisdictions in which the Group operates giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of the Group’s operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in CRH’s business and the impact of future developments in these respects on the Group’s activities, products, operations, profitability and cash flow cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future.

34    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Environmental and health and safety and other laws, regulations and standards may expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, some soil and groundwater contamination has occurred in the past at a limited number of sites; the associated remediation costs incurred to date have not been material. Despite CRH’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

Based on information currently available, CRH has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. These figures are not material in the context of CRH. However, CRH cannot predict environmental matters with certainty and Group budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in law or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the Group’s operations, which in turn could have a material adverse effect on CRH’s reputation, business, results of operations and overall financial condition.

For additional information see The Environment and Government Regulations section on pages 28 and 29.

CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

CRH is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. CRH mandates that its employees comply with its Code of Business Conduct which stipulates best practice in relation to regulatory matters; however, CRH cannot guarantee that its operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial condition or results of operations.

CRH    35

BUSINESS REVIEW

36    CRH

Business Review

BUSINESS REVIEW - Current Year

CHIEF EXECUTIVE’S REVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F.

The terms “ongoing”, “organic”, “underlying”, “like-for-like” and “heritage” have the same meaning in the discussion that follows.

Summary of 2010 Results

Trading in the first half of 2010 was especially difficult with weather conditions in the early months even more severe than in the weather-affected first quarter of 2009. Reported sales revenues for the first half declined by 8% (10% excluding acquisition and exchange translation effects), EBITDA (as defined)* fell 20% and operating profit and profit before tax were down 51% and 77% respectively.

The second half of 2010 showed a moderation in the rate of decline. Second half sales were ahead of second half 2009 (down 3.5% excluding acquisitions and translation effects), while EBITDA (as defined)* declined by 5%; operating profit was down 19% and profit before tax 18% lower than the second half of 2009.

Europe Materials benefited from cost reduction measures and trading in CO2 allowances which resulted in EBITDA (as defined)* and operating profit levels close to 2009 levels. Pricing generally was more challenging than in 2009 even in those markets which enjoyed good volume growth. Europe Products & Distribution saw operating profits fall by approximately 40% with practically all the decline attributable to Products activities. Once again repair, maintenance & improvement (RMI) oriented Distribution operations proved more resilient with operating profit only marginally below 2009 levels.

Americas Materials benefited from infrastructure projects funded by the American Recovery and Reinvestment Act. However, weaker than expected third quarter activity levels in markets supported totally by State and Municipal funds led to a sharp revision in our full year expectations for the Division and to a decline of 29% in full year operating profit in euro terms.

Our Products operations in the Americas which rely predominantly on US residential and non-residential construction suffered severely. This, combined with impairment charges, was only partly offset by a much-improved performance in RMI-oriented Distribution activities, and resulted in operating profit for the Americas Products & Distribution Division well below 2009.

Throughout the year our management teams Group-wide continued to build on the cost reduction and operational excellence initiatives commenced in 2007 (see page 54). Cumulative annualised savings from these cost actions over the five years 2007 to 2011 are estimated at €2.0 billion. These painful but necessary adjustments have been essential in protecting profitability and cash flow and in positioning the Group for eventual recovery in our markets.

2011 Outlook

The rate of decline in like-for-like Group revenues moderated progressively through the second half of 2010 with third and fourth quarter falls of 4% and 2% respectively. Revenues to date in 2011 show a good improvement on 2010, although being early in the year these trends must be regarded with caution particularly against the background of the very severe weather conditions experienced in early 2010.

In Europe, the outlook for our markets in Ireland and the Iberian Peninsula remains extremely challenging. However, we expect good 2011 demand growth in Finland, Poland, Germany, Switzerland and Austria with the outlook being somewhat flatter in the UK, Benelux and France. In the United States, there is continuing

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    37

Business Review

BUSINESS REVIEW - Current Year

evidence that new residential construction activity has bottomed. Recent non-residential indicators suggest a return to growth in 2012, meanwhile we expect to see further, though moderating, declines in this sector in 2011. We expect that the current US Federal budgetary deadlock will be resolved over the coming weeks providing more certainty regarding highway funding levels for 2011. Against this background, we expect that volumes in our public infrastructure end-use markets are likely to be slightly down in 2011. Our interests in China and Turkey should see further progress in 2011, while cement pricing in India is likely to remain challenging.

Overall demand across the Group appears to have stabilised in the past three months and, assuming no major market dislocations, we believe that it is reasonable to look forward to like-for-like revenue growth for 2011 as a whole. The level of price progress achieved in 2011 will be key to revenue growth and to the recovery of higher input costs. Acquisitions completed over the last eight months are expected to add to the Group’s performance in 2011 and with a strong balance sheet we have the capacity, where we see value, to capitalise on a growing pipeline of opportunities. With significant adjustments to our cost and operational base over the past three difficult years, we look to a year of progress in 2011 and to stronger upward momentum thereafter.

38    CRH

Business Review

BUSINESS REVIEW - Current Year

FINANCE REVIEW

Key Components of 2010 Performance

Table 1

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs	Associates’ profit after tax	Pre-tax profit
2009 as reported	17,373	1,803	955	26	(297)	48	732
Exchange effects	671	78	46	1	(8)	2	41
2009 at 2010 exchange rates	18,044	1,881	1,001	27	(305)	50	773
Incremental impact in 2010 of:
2009/2010 acquisitions	304	40	26	-	(6)	-	20
Restructuring costs	-	105	105	-	-	-	105
Impairment costs	-	-	(61)	-	-	(22)	(83)
Ongoing operations	(1,175)	(411)	(373)	28	64	-	(281)
2010 as reported	17,173	1,615	698	55	(247)	28	534
% change	-1%	-10%	-27%				-27%

Table 1 sets out the key components of the Group’s performance in 2010, analysing the change in results from 2009 to 2010. Sales revenue for 2010 was broadly in line with 2009 at €17.2 billion. EBITDA (as defined)* for the year, after once-off charges of €100 million associated with our cost reduction programme, declined by 10% to €1.6 billion while operating profit declined 27% to €698 million. After impairment costs of €124 million (2009: €41 million), pre-tax profit declined by 27% to €534 million. Additional detail on the results for each of CRH’s six reporting segments is contained within the Segment Reviews on pages 44 to 52.

Exchange Translation Effects

Currency movements had an overall positive impact on 2010 results, principally due to a strengthening of the US Dollar, the Swiss Franc and the Polish Zloty. The average 2010 US$/€ rate of 1.3257 was 5% stronger than in 2009 (1.3948), while the average Swiss Franc and Polish Zloty rates were 9% and 8% stronger respectively than in 2009.

Restructuring Costs

We continue to review and extend our cost reduction programme and we expect the initiatives taken in 2010, combined with the actions taken across the Group since 2007, to result in significant operational leverage when markets recover. Costs of €100 million incurred in 2010 to implement these savings were €105 million lower than last year (2009: €205 million).

Ongoing Operations

Revenue from ongoing operations declined by €1.2 billion ( 7%) on a like-for-like basis in 2010, with the reduction split broadly evenly between our Americas and Europe segments; this compares with a €4.1 billion reduction (19%) in ongoing revenue in 2009. With lower sales volumes, price competition intensified in many of our markets, putting margins under pressure; however, tight management of the controllable cost base partly offset these negative impacts resulting in a decline of €373 million in underlying operating profit; the corresponding decline in underlying operating profit in 2009 was €708 million.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    39

Business Review

BUSINESS REVIEW - Current Year

Finance Costs

Net finance costs of €247 million were €50 million lower than last year reflecting lower interest rates and lower debt levels.

Key Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength, are set out below.

	2010	2009
Operating profit margin	4.1%	5.5%
EBITDA (as defined)* interest cover	6.5x	6.1x
Effective tax rate	17.8%	18.3%
Shareholder return	-16%	22%
Net debt as % of total equity	33%	38%
Net debt as % of market capitalisation	32%	28%

Operating Profit Margin

Overall operating profit margin for the Group fell by 1.4 percentage points in 2010 to 4.1%, reflecting the market conditions discussed above.

Interest Cover Ratio

Management believes that the EBITDA (as defined)* interest cover ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With strong operating cash flows and reducing debt balances, interest cover for the year increased to 6.5 times (2009: 6.1 times). The calculation of EBITDA (as defined)* interest cover ratio for the financial year is presented on page 4.

Effective Tax Rate

The effective tax rate of 17.8% of pre-tax profit remained broadly consistent with 2009 (18.3%).

Shareholder Returns

The Company’s Ordinary Shares traded in the range €11.51 to €22.00 during 2010. The year-end share price was €15.50, 18% lower than the 2009 closing price (€19.01); with the 2010 dividend unchanged from 2009, the net return for shareholders in 2010 was a negative 16%. The 2010 reduction reflects volatile conditions in the broader market and follows returns of +22% in 2009, -22% in 2008, -23% in 2007 and +29% in 2006. CRH is one of six building materials companies included in the FTSEurofirst 300, a market capitalisation-weighted index of Europe’s largest 300 companies. At year-end 2010, CRH’s market capitalisation of €11.0 billion was 17% lower than 2009 (€13.3 billion). Based on market capitalisation CRH is among the top 5 building materials companies worldwide.

Debt to Equity

Total shareholders’ equity (capital and reserves attributable to CRH’s equity shareholders) increased by €0.7 billion to €10.4 billion during 2010, with the retained profits for the year of €0.4 billion and currency translation effects of €0.5 billion partly offset by dividends of €0.4 billion; movements for the year are fully analysed in the Consolidated Statement of Changes in Equity. Year-end net debt of €3.5 billion† was

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

†	As disclosed in note 25 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

40    CRH

Business Review

BUSINESS REVIEW - Current Year

€0.25 billion lower (7%) than year-end 2009; this reduction in debt, combined with the increase in equity, resulted in a reduction in the percentage of net debt to total equity from 38% at year-end 2009 to 33% at year-end 2010.

The 7% decrease in net debt in 2010 was more than offset by the 17% reduction in market capitalisation resulting in an increase in the debt/market capitalisation percentage from 28% at year-end 2009 to 32% at year-end 2010.

Liquidity and Capital Resources - 2010 compared with 2009

The comments below refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 100.

Cash flows from operating activities

The €198 million reduction in profit before tax is analysed in Table 1 on page 39. Depreciation and amortisation of €917 million in 2010 includes impairment charges of €102 million relating to subsidiaries and joint ventures (2009: €41 million).

The Group has continued to maintain an intense focus on cash generation throughout 2010 and the net working capital (including provisions) decrease (cash inflow) for the year represents a strong performance in a challenging environment. Due to the seasonal nature of CRH’s business, working capital movements exhibit a high degree of weather dependency and can significantly increase when measured during the peak season, generally May to September. The outflow as measured at 30 June 2010 amounted to €542 million (30 June 2009 outflow: €111 million), compared to an inflow of €142 million at the year end (2009 inflow: €740 million). CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2011.

Tax payments for the year at €100 million were slightly less than 2009. Dividend payments increased by €60 million in 2010, reflecting the full year impact of the additional shares in issue following the March 2009 Rights Issue.

The key components of the movement in working capital are analysed in note 20 to the Consolidated Financial Statements.

Cash flows from investing and financing activities

Capital expenditure of €466 million represented 2.7% of Group revenue (2009: 3.1%) and amounted to 59% of depreciation (including impairment of property, plant and equipment) of €786 million (2009: 67%). Our 2010 capital expenditure included €90 million of investment in major cement plants (2009: €150 million).

Spend on acquisitions and investments in 2010 amounted to €567 million, an increase of €109 million compared with the €458 million spent in 2009. This reflects the pick-up in development activity in the second half of 2010 during which the Group completed a total of 17 transactions, bringing total second-half spend, including deferred consideration from acquisitions in prior years, to €408 million. Details of the acquisitions completed during 2010 are set out in note 31 to the Consolidated Financial Statements.

Proceeds from disposals increased from €103 million in 2009 to €188 million in 2010, reflecting actions taken by management across all segments to review the portfolio and generate cash from disposal of surplus assets.

The 2009 proceeds from the issue of shares figure of €1.2 billion relate to net proceeds from the issue of 152 million new Ordinary Shares at €8.40 per share under the terms of a 2 for 7 Rights Issue in March 2009.

CRH    41

Business Review

BUSINESS REVIEW - Current Year

Exchange rate movements during 2010 increased the euro amount of net foreign currency debt by €221 million principally due to the 7% strengthening in the year-end exchange rate of the US Dollar versus the euro, from 1.4406 at end-2009 to 1.3362 at end-2010. This compares with an exchange gain (reduction in net debt) of €120 million in 2009, when the year end US$/€ exchange rate weakened and went from 1.3917 at end-2008 to 1.4406.

Borrowings and Credit Facilities

In November 2010 CRH, through its subsidiary CRH America Inc., completed an issue of US$750 million in corporate bonds, consisting of US$400 million of 10-year Notes (coupon 5.75%) and US$350 million of 5-year Notes (coupon 4.125%). In December 2010, the proceeds of this issue were combined with existing cash resources to repay US$93 million of outstanding 5.625% Notes due 2011, US$657 million of 6.95% Notes due 2012 and purchase US$36 million of 6.4% Notes due 2033. CRH believes that its current working capital cash flows and cash generated from operations together with funds raised through its borrowing facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2011.

Year-end net debt amounted to €3.5 billion (2009: €3.7 billion). Details of the components of net debt, the type of financial instruments used, the maturity profile of debt, guarantees given, currency and interest rate structure, treasury policies and objectives, loan covenants and cash equivalents are set out in notes 21 to 25 to the Consolidated Financial Statements.

At 31 December 2010, 75% of the Group’s net debt was at interest rates which were fixed for an average period of 6.7 years. The euro accounted for approximately 33% of net debt at the end of 2010. The US Dollar accounted for approximately 56% of net debt at the end of 2010.

The Group finished the year in a very strong financial position with €1.8 billion of cash and cash equivalents and liquid investments - this is more than the combined total of debt maturities arising in 2011, 2012 and 2013. The Group’s gross debt was term/bond debt or drawn under committed term facilities, 88% of which mature after more than one year. In addition, the Group held €1.3 billion of undrawn committed facilities, which had an average maturity of 1.6 years. CRH is therefore well-positioned in terms of debt facilities and maturity profile and remains committed to maintaining an investment grade credit rating.

Lender Covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Details of these covenants are set out in note 23 to the Consolidated Financial Statements. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. The Group is not aware of any stated events of default as defined in the Agreements as of the balance sheet date and the date of this Annual Report.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a, current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

42    CRH

Business Review

BUSINESS REVIEW - Current Year

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred acquisition consideration and pension scheme contribution commitments at 31 December 2010 is as follows:

Payments due by period	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m	Total € m
Interest bearing loans and borrowings*	655	943	1,244	2,251	5,093
Finance leases	2	3	3	4	12
Estimated interest payments on contractually-committed debt and finance leases**	312	533	350	433	1,628
Operating leases	257	359	236	415	1,267
Purchase obligations	286	85	2	6	379
Deferred acquisition consideration	26	42	22	29	119
Retirement benefit obligation commitments	8	15	14	43	80
	1,546	1,980	1,871	3,181	8,578

*	Of the €5.1 billion total gross debt, €0.3 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

**	These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance

Material Commitments for Capital Expenditure

A summary of the Group’s future purchase commitments as at 31 December 2010 for capital expenditure are set out in note 14 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

Financial Risk Management

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. Qualitative and quantitative information about management of market risks are set out in detail below and in note 21 to the Consolidated Financial Statements.

Quantitative information about Market Risk

The Group addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2010, for each class of financial instrument with all other variables remaining constant. The Group has used a sensitivity analysis technique that measures the estimated impact on profit before tax in the Consolidated Income Statement and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the €/US$ exchange rate, from the rates applicable at 31 December 2010, with all other variables remaining constant. The €/US$ rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the United States. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative information and sensitivity analysis of market risk is contained in notes 21-25 to the Consolidated Financial Statements.

Significant Changes

No significant changes have occurred since the balance sheet date.

CRH    43

Business Review

BUSINESS REVIEW - Current Year

SEGMENT REVIEW

Europe - Materials

2010 overview

	% of Group	2010	2009	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	16%	2,665	2,749	-84	-228	+47	-	-	+97
EBITDA (as defined)*	26%	423	434	-11	-73	+4	+37	-	+21
Operating profit	36%	251	257	-6	-70	+2	+37	+9	+16
EBITDA (as defined)* margin		15.9%	15.8%
Operating profit margin		9.4%	9.3%

Like-for-like sales declined by 8% in 2010, with construction activity in our main European markets hampered by very severe weather at both the beginning and end of the year. The impact of cost reductions, together with the benefits from trading of CO2 allowances (€67 million compared with €22 million in 2009) helped contain the EBITDA (as defined)* decline to 3% in a generally more competitive pricing environment.

2010 saw a pick-up in acquisition activity with €123 million spent on a total of 8 transactions, of which the most significant was the expansion of the Division’s aggregates and readymixed concrete business in Switzerland; we continued to invest in our associate Yatai Building Materials as it expanded its presence in northeastern China. Europe Materials’ operations fall into three main categories: economies in the west and southwest of Europe experiencing severe fiscal imbalances and growing public debt levels; generally stable economies in mainland Europe; and developing economies in Eastern Europe and Asia.

Ireland, Portugal, Spain

In Ireland, activity again fell steeply during 2010 and cement volumes were 23% lower than 2009. Additional cost-reduction programmes were implemented to reduce capacity; after charging lower restructuring and impairment costs, operating losses reduced. In Portugal, the construction sector contracted by almost 8% in 2010 with the residential sector registering the largest decline. Our 49% joint venture was adversely impacted by reduced domestic demand for both cement and downstream products, but maintained its high level of exports at stable prices; although activities outside Portugal benefited from good demand, overall operating profit was down on 2009. In Spain, construction activity declined by a further 16% in 2010. Lower demand from the residential and non-residential sectors was only partly offset by increased public infrastructure spend and the impact of significant cost savings, and operating profit fell sharply.

Switzerland, Finland, Benelux

Construction activity in Switzerland rose by 3% in 2010, and volumes in both our cement and aggregates operations were well ahead of last year. Although cement prices were lower than 2009, higher volumes, and further cost reductions in our downstream business, resulted in higher operating profit. In Finland, construction output grew by over 4%, led by a strong rebound in new residential activity. Infrastructure volumes remained stable at strong levels, while non-residential construction continued to decline. A 19% improvement in cement volumes, combined with the benefit of greater use of alternative fuels and other cost reduction initiatives, led to an increase in operating profit. In the Benelux, despite efficiency improvements at our cement trading, readymixed concrete and aggregates business, lower aggregates volumes resulted in a fall in operating profit compared with 2009.

Central and Eastern Europe, Eastern Mediterranean, Asia

In Poland, construction activity was impacted by very severe weather in the first quarter and again in December, and grew only modestly. Cement volumes were slightly ahead of 2009 and volumes of other

44    CRH

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Business Review

BUSINESS REVIEW - Current Year

products stabilised or improved. Although some price improvement was achieved in the more buoyant second half, margins were under pressure from stiff competition and operating profit was lower than 2009. In Ukraine, severe winter conditions resulted in sharply lower first-quarter volumes, but a pick-up in demand in later months saw full-year cement volumes only 10% behind 2009 levels. Unrecovered cost increases, particularly fuel, were only partly offset by the impact of further cost savings, and operating profit was lower. In Turkey, domestic cement demand in the Aegean region and export levels remained steady. Selling prices and operating profit for our 50% joint venture were higher than 2009.

In southern India, market conditions weakened across our 50% cement joint venture’s core markets, as newly-commissioned cement capacity put pressure on volumes and prices resulting in lower operating profit than in 2009. In China, further growth in the construction sector, driven primarily by improved residential activity and a continued roll-out of major infrastructure projects, saw cement demand grow by over 10% in the northeastern region, where our wholly-owned and 26% associate operations are located. In this environment volumes, selling prices and profitability increased in line with expectations.

Outlook - Europe Materials

The outlook remains challenging for those European countries experiencing austerity measures. However, capacity reduction, cost efficiencies and improved use of alternative fuels should help our businesses to maintain margins. We expect a modest increase in construction activity in the stable, more developed countries in Europe together with a return to growth in non-residential activity in Finland.

The pace of construction demand is expected to pick-up in the developing economies to the east of Europe. Commissioning of our new cement plant in Ukraine in mid-2011 will result in cost efficiencies and improved margins. Cement demand is expected to continue to grow in both our Asia markets, albeit at a slower rate in China as tighter government fiscal strategy impacts the level of construction activity; our operations in both countries should benefit from continued improvement in operating efficiencies.

Americas - Materials

2010 overview

	% of Group	2010	2009	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	26%	4,417	4,280	+137	-302	+215	-	-	+224
EBITDA (as defined)*	35%	566	670	-104	-183	+32	+11	-	+36
Operating profit	41%	288	407	-119	-174	+22	+11	-	+22
EBITDA (as defined)* margin		12.8%	15.7%
Operating profit margin		6.5%	9.5%

Americas Materials faced a challenging environment in 2010 with continued volume declines in all product lines, higher energy costs and severe pricing pressure. Market declines were most severe in the Southeast, Mountain West and Northwest, which together contributed over two-thirds of the operating profit shortfall compared with 2009. Aggressive actions to reduce fixed and variable cost helped to mitigate the impact of volume and margin declines; however, overall US Dollar EBITDA (as defined)* was 20% lower than 2009 with operating profit down over 33%.

The Division completed 18 acquisitions in 2010 with a total spend of €249 million, adding 34 quarries (579 million tonnes of reserves), 14 asphalt plants and 25 readymixed concrete plants with annual production of 8 million tonnes of aggregates, 1 million tonnes of asphalt and 0.5 million cubic metres of readymixed concrete. We also broke ground on a new granite quarry in Camak, Georgia, which is expected to be open in early 2012 and will supply our coastal Georgia and Florida asphalt business with stone, leveraging our extensive rail distribution network in the region.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    45

Business Review

BUSINESS REVIEW - Current Year

Volumes / Prices

Like-for-like sales for Americas Materials were 7% lower than 2009. Residential construction declined only slightly (1%) from low levels, while non-residential construction declined by 14%. States and municipalities reduced highway spending due to significant budgetary pressures and this more than offset the benefits of the federal stimulus bill (American Recovery and Reinvestment Act, ‘ARRA’). On a like-for-like basis, volumes were down 4% in aggregates, 5% in asphalt and 8% in readymixed concrete, while construction revenues fell by 10%. With the benefit of acquisitions, volumes were up 1% in aggregates and asphalt, and up 5% in readymixed concrete, while construction revenues fell by 5%. By continuing to deliver superior quality and service, Americas Materials was able to raise aggregates and asphalt prices by 1%, while limiting price declines for readymixed concrete to 5% in a very competitive environment. Despite lower volumes and higher energy costs, the business continued to improve efficiency and reduce input costs resulting in flat unit production costs for aggregates and readymixed concrete. While asphalt throughput costs also were reduced and we used 7% more recycled asphalt per tonne of mix than in 2009, increases in bitumen prices resulted in higher unit costs and lower margins. Margins on contract paving services dropped sharply due to severe competition for infrastructure projects.

Energy and Other Costs

The price of bitumen, a key component of asphalt mix, increased 14% over 2009. Diesel and gasoline prices, important inputs to aggregates, readymixed concrete and paving operations, increased by 10% and 7% respectively. Our teams leveraged operational best practices to increase efficiency, reduce costs, increase the use of recycled materials, and raise quality and service levels to customers while maintaining price discipline. These actions, combined with the elimination of over €40 million fixed overhead costs through restructuring and other management action during 2010, partially offset the negative impact of lower volumes, higher energy costs and more competitive markets.

Regional Performance

Americas Materials’ operations are geographically organised, segmented into East and West. The East contains four divisions and the West, which given the severe market declines during 2010, has been consolidated from four divisions to three in order to reduce costs and optimise performance.

East

Overall operating profit was lower than 2009 despite a strong performance in our Mid-Atlantic and Central divisions, both of which delivered improved operating profit over a strong 2009. Operating profit in our Northeast division was lower than in 2009 and was down sharply in our Southeast division which continues to be impacted by very weak residential markets.

West

Operating profit in our Central West division was lower than in 2009. Operating profit declines were more marked in the Mountain West division and Northwest division, both of which experienced a steep decline due to less public and private work than in 2009.

Outlook - Americas Materials

We expect the US economy to continue its slow recovery in 2011. Residential construction is expected to increase modestly, while non-residential construction will continue to be weak with tight credit and overcapacity. We anticipate core federal highway funding to be stable with an extended federal highway bill. However, overall spending for highways will decrease due to the fall-off in ARRA spending and continued funding constraints from states and municipalities.

46    CRH

Business Review

BUSINESS REVIEW - Current Year

We expect volumes in our public infrastructure end-use markets to be slightly down in 2011. Some weakness in asphalt is likely to be partly offset by modest improvement in readymixed concrete that is tied to residential construction. Contract paving margins are expected to be lower due to continuing competitive pressures; however, this should be offset by our ongoing operational excellence programmes. Assuming no further world energy disruption, we expect product price increases to cover increases in liquid asphalt and energy.

Europe - Products

2010 overview

	% of Group	2010	2009	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	16%	2,817	3,002	-185	-213	-	-	-	+28
EBITDA (as defined)*	12%	198	283	-85	-109	-	+25	-	-1
Operating profit	2%	11	116	-105	-93	-	+25	-35	-2
EBITDA (as defined)* margin		7.0%	9.4%
Operating profit margin		0.4%	3.9%

Trading conditions for our products businesses in Europe remained difficult in 2010. The first quarter was heavily impacted by a prolonged winter which negatively influenced volumes. The rest of the year showed a moderation in the rate of decline versus 2009 resulting in overall like-for-like sales down 7% for the year. Significant price pressure in many markets adversely impacted our margins and, despite strong cost control EBITDA (as defined)* declined by 30% compared with 2009.

Concrete Products

Activity was severely affected by the adverse early weather conditions and weaker residential and non-residential construction demand. Our Architectural operations (pavers, tiles and blocks) faced difficult conditions with our Dutch, Danish, German and Slovakian paver businesses suffering from weaker markets and increased price pressure. In contrast, results in our French and Belgian operations improved slightly, driven by targeted commercial initiatives and good cost-control. Further factory closures were made in the Netherlands and France and overall operating costs were reduced significantly. Operating profit in architectural concrete was below 2009.

Our Structural operations (floor and wall elements, beams and vaults) reported operating profit well below 2009. These businesses were severely impacted by difficult conditions in both new residential and new non-residential markets, and experienced increased price pressure due to significant overcapacity in all countries, although our Belgian specialty business which supplies the industrial and farming sector continued to deliver strong results. The ongoing major programme of restructuring initiatives continued in 2010 with production shutdowns and impairment charges.

Clay Products

In the UK, demand improved quickly after poor weather early in the year as house builders reopened sites. However, industry brick volumes levelled out as the year progressed, with overall growth for the year estimated at approximately 7%. With the benefit of recent years’ major reorganisation and cost cutting initiatives, operating profit improved with the uplift in volumes. In the Netherlands, brick markets were very challenging, though paver markets remained more stable. Capacity rationalisation and reduced costs supported an increase in operating profit. In Poland all product markets remained difficult and operating profit declined compared with 2009.

CRH    47

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Business Review

BUSINESS REVIEW - Current Year

Building Products

Despite declining volumes, our leading market positions and effective cost-reduction action resulted in an increase in operating profit. Our Construction Accessories business, the market leader in Western Europe, was impacted by falling non-residential demand. This was in part offset by the introduction of innovative products, rigorous cost-control, production efficiencies and good commercial practices, resulting in higher operating profit compared with 2009. Our Outdoor Security Products operations, specialising in entrance control solutions, are mainly active in non-residential construction with a focus on the growing RMI and safety and comfort markets. Volumes in Fencing, Security and Access Systems were lower than in 2009, but operating profit was higher. Our Roller Shutters business delivered a good performance with sales and operating profit substantially exceeding 2009.

Following rigorous strategic analysis, we decided at the end of 2009 to exit the Insulation and Climate Control sectors as we no longer saw a route to becoming a pan-European leader in these segments. In November 2010 we reached agreement to sell the majority of our Insulation business and we expect the sale of our Climate Control businesses to be finalised by mid-2011.

Outlook - Europe Products

After a number of years of contraction we expect most of our markets to bottom-out or slightly recover in 2011. Despite the improved macroeconomic situation, no recovery is expected in the Dutch construction industry in 2011. Germany, an increasingly important market for our operations, is expected to show construction growth in 2011. In the UK, the impact of austerity measures may impact our residential Clay Products markets while our Building Products businesses are expected to benefit from improving core European markets.

With the benefits from recent years’ restructuring and operational excellence initiatives, we expect to see an improved trading performance overall in 2011.

Americas - Products

2010 overview

	% of Group	2010	2009	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	14%	2,469	2,536	-67	-230	+2	-	-	+161
EBITDA (as defined)*	10%	154	173	-19	-51	-	+18	-	+14
Operating profit	-3%	-24	23	-47	-42	-1	+18	-27	+5
EBITDA (as defined)* margin		6.2%	6.8%
Operating profit margin		-1.0%	0.9%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Americas Products experienced significant demand pressures, with further declines in all of our markets, in particular the non-residential sector, as the year progressed. This was most evident in our BuildingEnvelope™ and late-cycle concrete product segments. Like-for-like sales were down 9% compared with 2009. The adverse impact of the volume declines, together with the impairment charge (mainly relating to Ivy Steel), were only partly offset by ongoing cost restructuring initiatives and the non-recurrence of inventory write-downs recorded by MMI in 2009, resulting in an operating loss of €24 million for 2010 (2009: profit of €23 million).

Our Architectural Products business unit completed two bolt-on transactions during 2010. The acquisition of a leading supplier of soils, mulches and decorative stone in September expanded the footprint of our

48    CRH

Business Review

BUSINESS REVIEW - Current Year

lawn and garden business providing a strong plant network to service retailers in the central and upper Midwest. In the same month, our existing masonry business in Illinois and Wisconsin was strengthened with the purchase of a block manufacturer in the Chicago metropolitan area.

Building Products

With effect from January 2011, the Architectural, Precast, and MMI groups were combined to form a new product group - Building Products. The new organisational alignment will accelerate the capture of market growth opportunities while streamlining common business processes and functions.

Architectural Products (APG) faced difficult trading conditions in 2010 due to continued weakness in the residential construction sector and further declines in non-residential markets. The overall challenging market environment was somewhat offset by solid growth in Canada and relative stability in both the DIY and professional RMI segments. The cost reduction measures implemented since 2008 have sharply reduced the cost structure and rationalised the capacity of APG, resulting in margin stability in 2010 while setting the stage for strong profit improvement once volumes begin to recover. Overall, APG recorded a similar level of US Dollar operating profit to 2009, on a 7% decline in like-for-like sales.

In our Precast group, weak residential activity in 2010 again negatively affected demand for precast products throughout the US. This impact was compounded by further declines in the commercial sector, particularly in the eastern US. Overall, full-year volumes fell by 5% compared with 2009. A generally more competitive pricing environment eroded some of the improvements in contribution margin that had been generated in 2009. Reduced overhead levels somewhat mitigated the impact, but overall operating profit was lower.

MMI continued to be impacted by the deepening decline in non-residential construction activity which led to a further decrease in sales; the favourable impact in 2010 of the absence of 2009’s significant inventory write-down was more than offset by the impairment charge recorded as a result of the divestment in November of the Ivy Steel welded wire reinforcement business.

BuildingEnvelope™

Sales continued to be weak due to sharp declines in commercial activity. Order and quoting volumes remained slow and building delays and cancellations continued to be a challenge. In this environment we focussed on maintaining market share, tightening cost control, improving our processes and ensuring customer satisfaction, while maintaining our ongoing emphasis on quality. Pricing continued to be intensely competitive and sales and operating profit sharply declined for the year.

South America

Our South American operations benefited from better economic conditions in 2010 in Chile and Argentina. While performance improved in our Argentine ceramic tile and glass businesses, margins declined in an inflationary cost environment in the second half of the year. Our Chilean glass business performed well in a buoyant construction market. The Santiago-based distribution business also recovered from a challenging year in 2009, and operating profit improved. Overall, sales and operating profit in our South American operations advanced strongly for the year.

Outlook - Americas Products

While activity in the important residential sector is expected to improve on depressed 2010 levels, we anticipate a further year of weakness in the non-residential sector. Thus, with a low demand backdrop expected in 2011, we expect to show only modest top line growth for the year. However, the continuing effect of cost reduction and rationalisation measures, together with low cost inflation, should result in an improved bottom line performance for the year.

CRH    49

Business Review

BUSINESS REVIEW - Current Year

Europe - Distribution

2010 overview

	% of Group				Analysis of change
€ million		2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	21%	3,566	3,633	-67	-204	+37	-	-	+100
EBITDA (as defined)*	13%	214	204	+10	-11	+4	+11	-	+6
Operating profit	19%	135	137	-2	-12	+3	+11	-8	+4
EBITDA (as defined)* margin		6.0%	5.6%
Operating profit margin		3.8%	3.8%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Trading conditions for the Distribution businesses continued to be difficult in 2010 with the residential sectors across most of our markets showing varying degrees of decline. Ongoing focus on price management and procurement optimisation resulted in stable gross margins versus 2009. Operating profit was maintained in line with 2009 with the benefit of acquisition contributions, further cost-reduction measures, improved category management and the operational excellence programmes that we have put in place in recent years.

In August, Europe Distribution acquired 75% of Sax Sanitair, a leading merchant in sanitary ware, heating and plumbing materials (SHAP) based in western Belgium. With nine branches across the east and west Flanders region, the acquisition is a further step in our strategy to build a European platform in the growing repair, maintenance and improvement focussed SHAP market. In December, we acquired a further 50% stake in the German-based Bauking distribution business raising our ownership from 48% to 98%. With 128 branches and annual sales of €750 million, the business has grown both organically and through acquisition since our initial investment in 2005 and is a leading player in the German distribution market. This acquisition greatly strengthens our existing distribution position in Europe’s largest construction market. During 2010 we sold our activities in the kitchen business in the German speaking part of Switzerland and our ironmongery distribution activities in the Netherlands.

Professional Builders Merchants

With 501 locations in six countries, Professional Builders Merchants has strong market positions in all its regions. Benelux: Markets remained weak in 2010, resulting in a further sales decline. Operating profit was also lower but declined at a relatively slower pace than sales due to strict cost control and margin management. France: Sales stabilised at last year’s level. Due to the restructuring actions that started in late 2009 we saw an improvement of our profitability. Switzerland: 2010 proved to be another stable year for Swiss market sales, with operating profit ahead of 2009 due to strong margin management and a better product mix. Austria: The turnaround in performance of this business which commenced in 2008 continued in 2010 resulting in a further increase in operating profit and margins. Germany: Builders Merchants sales in Germany were comparable to 2009 and particularly strong in the second half of 2010. Operating profit improved significantly, reflecting higher margins and successful cost control. Overall operating profit for Builders Merchants was ahead of 2009.

Sanitary, Heating and Plumbing

Our SHAP business in Germany and Switzerland again proved to be a stable performer in 2010 with robust sales and improved operating profit performance. Our 2010 acquisition in Belgium has performed strongly and has exceeded expectations.

50    CRH

Business Review

BUSINESS REVIEW - Current Year

DIY

Our DIY platform in Europe operates a network of 243 stores under four different brands. The Netherlands: Weakening consumer confidence, which became evident in the fourth quarter of 2009, began to impact the DIY businesses more severely in 2010. Despite further focus on efficient store operations and tight cost-control which enabled us to maintain gross margins, we were not able to fully compensate for the lagging sales performance. Belgium: Our network of 19 stores reported lower sales and operating profit due to weaker consumer confidence and demand. Germany: With increasing consumer confidence and continued strong focus on costs, operating profit for Bauking’s 51-store DIY network improved to a more satisfactory level. Portugal: The economic environment continued to be difficult and sales remained under pressure. Due to restructuring measures, operating profit was slightly better than in 2009. Spain: Market circumstances for our Spanish DIY operation in the Alicante/Valencia region remained very challenging throughout 2010 and we decided to exit this business which resulted in rationalisation and impairment charges. Overall DIY operating profit was well below 2009.

Outlook - Europe Distribution

We believe that certain markets will show an improved performance in 2011. We have favourable expectations for Germany and Austria as well as Switzerland. Also our businesses in France should be able to benefit from improving market conditions. For the Netherlands, the outlook remains weak.

After the restructuring initiatives, together with the commercial and operational excellence programmes introduced over the last two years, we expect to see improved trading results in 2011.

Americas - Distribution

2010 overview

	% of Group				Analysis of change
€ million		2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	7%	1,239	1,173	+66	+2	+3	-	-	+61
EBITDA (as defined)*	4%	60	39	+21	+16	-	+3	-	+2
Operating profit	5%	37	15	+22	+18	-	+3	-	+1
EBITDA (as defined)* margin		4.8%	3.3%
Operating profit margin		3.0%	1.3%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Americas Distribution, trading as Allied Building Products (Allied), experienced another challenging year in 2010. Activity levels in both segments of our business were impacted, but with the benefit of lower operating costs and stable gross margins, operating profit improved significantly from 2009.

Since 2008, Allied has closed or merged 27 locations, many in smaller markets, and added 3 locations. This process has provided an opportunity to evaluate Allied’s market footprint and to position the business for future opportunities. In addition, the business has concentrated on purchasing and transportation initiatives, rationalisation of administrative and geographic oversight functions, thereby increasing efficiency, control and profitability. This aggressive operating approach has substantially benefited 2010 operating results.

Due to the continued downturn in the macroeconomic environment, Allied curtailed capital spending and kept development activity to a minimum; during 2010 we acquired one Exterior Products distributor in Sacramento, California.

In order to further penetrate the competitive marketplace, Allied launched a new product initiative in 2010. “TriBuilt Materials” was established to provide a proprietary private label brand of products sold exclusively

CRH    51

Business Review

BUSINESS REVIEW - Current Year

through Allied’s network of Exterior and Interior branches. This product initiative differentiates Allied in the market while building an exclusive brand identity. TriBuilt® enables Allied to vertically integrate many of its higher-margin items, simultaneously enhancing profit margins and purchasing efficiencies. As brand awareness expands within the contractor community, Allied will add more products to this profitable operating segment.

Exterior Products

Allied is one of the top three distributors in this segment in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Markets continue to be challenged as US shipments of asphalt roofing shingles declined further, down 8.5% on 2009, impacted by the historically low level of new housing starts. Despite this, solid performance from the Northeast, Mid-Atlantic, Upper Midwest and Colorado regions has enabled the Exterior Products division to experience sales growth and a good advance in operating profit for the year.

Interior Products

This business area has low exposure to weather-driven replacement activity and is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US. The new construction market continued to decline as shipments of wallboard, one barometer of market activity, declined 9% in Allied’s market areas. Despite a 12% decline in sales, operating performance stabilised due to a strong presence in Hawaii, the benefit of lower operating costs and the consolidation of smaller and underperforming locations.

Outlook - Americas Distribution

With an apparent stabilisation in new residential demand and increasing consumer confidence, we look to improved performance in our RMI-focussed Exterior Products business. However, a more challenging outlook for commercial construction is expected which will impact our Interior Products segment.

With the benefit of the consolidation and cost reduction measures, we are looking to a year of further progress in 2011.

52    CRH

Business Review

BUSINESS REVIEW - Prior Year

MANAGEMENT’S FINANCIAL REVIEW

2009 compared with 2008

General

Sales revenue fell 17% to €17,373 million, a decline of 19% on a like-for-like basis. EBITDA (as defined)* amounted to €1,803 million after restructuring charges of €205 million. Depreciation and amortisation costs amounted to €848 million (2008: €824 million) and include impairment charges of €41 million (2008: €14 million). Operating profit fell 48% to €955 million; excluding restructuring and impairment costs, operating profit was down 37%.

Profit before tax and before impairment charges amounted to €773 million, a decrease of 53% compared with 2008. After impairment charges, profit before tax of €732 million was 55% lower than 2008. Earnings per share fell 58% to 88.3c (2008: 210.2c).

Significant working capital reduction together with capital expenditure restraint contributed a strong cash flow performance. Net debt reduced to €3.7 billion (2008: €6.1 billion) reflecting these strong cash flows and proceeds from the Rights Issue, which raised just over €1.2 billion net of expenses. With year-end 2009 net debt to EBITDA (as defined)* of 2.1 times (2008: 2.3 times) and 2009 EBITDA (as defined)*/net interest of 6.1 times (2008: 7.8 times), CRH has one of the most flexible balance sheets in its sector.

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

Reported 2009 pre-tax profit of €732 million includes the Group’s share of associates’ profit after tax of €48 million. The tax charge at 18.3% of the Group profit before tax decreased compared with 22.5% in 2008. The decline in the tax charge largely reflected lower taxable profits in a number of jurisdictions where higher tax rates apply.

After an income tax expense of €134 million (2008: €366 million), Group profit for 2009 amounted to €598 million, a decrease of 53% on 2008 Group profit of €1,262 million.

Key Components of 2009 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs	Associates’ profit after tax	Pre-tax profit
2008 as reported	20,887	2,665	1,841	69	(343)	61	1,628
Exchange effects	291	(22)	(32)	(3)	(8)	(1)	(44)
2008 at 2009 exchange rates	21,178	2,643	1,809	66	(351)	60	1,584
Incremental impact in 2009 of:
- 2008/2009 acquisitions	298	37	24	-	(21)	9	12
- Restructuring costs[1]	-	(143)	(143)	-	-	-	(143)
- Impairment costs[1]	-	-	(27)	-	-	-	(27)
Ongoing operations	(4,103)	(734)	(708)	(40)	75	(21)	(694)
2009 as reported	17,373	1,803	955	26	(297)	48	732
% change	-17%	-32%	-48%				-55%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.
1	Restructuring charges amounted to €205 million in 2009 (2008 €62 million), resulting in an incremental cost in 2009 of €143 million. Total impairment charges in 2009 were €41 million (2008: €14 million), with an incremental cost of €27 million in 2009.

CRH    53

Business Review

BUSINESS REVIEW - Prior Year

Cost Reduction

To mitigate the impact of the continuing difficult market conditions, CRH has removed excess capacity from its manufacturing and distribution networks and has scaled its operations to market demand. These measures are projected to deliver total annualised gross savings of €1.65 billion in the four years to end-2010, of which €0.85 billion was realised in 2009. Some 40% of the gross savings of €1.65 billion is estimated to be permanent in nature.

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

Liquidity and Capital Resources - 2009 compared with 2008

Net debt for the Group at 31 December 2009, at €3.7 billion, was €2.4 billion lower than the €6.1 billion at the end of 2008. This reduction reflects the strong cash generation characteristics of the Group, which combined with the €1.24 billion of proceeds from the Rights Issue and a positive translation adjustment of €0.1 billion, more than offset the impact of the total €1.0 billion spent on acquisitions, investments and capital projects and the €0.4 billion cash dividends paid during the year.

The comments below refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 100.

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

The Group has maintained an intense focus on cash generation throughout 2009, and the net working capital (including provisions) decrease (cash inflow) of €740 million represents a further excellent performance in managing receivables and payables in a challenging environment. This compares with a net working capital increase (cash outflow) of €84 million in 2008.

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

Cash flows from investing activities

Capital expenditure of over €0.5 billion represented 3% of Group revenue (2008: 5%) and amounted to 0.67 times depreciation of €794 million (2008: 1.33 times). Of the total capital expenditure, 66% was invested in Europe with 34% in the Americas. Our capital expenditure included €0.15 billion and €0.25 billion of investment in major cement plants in 2009 and 2008 respectively.

Spend on acquisitions and investments in 2009 amounted to €0.458 billion, a significant reduction compared with the €1.1 billion spent in 2008. This reflected a deliberate curtailment of development activity from mid-2008 as the economic environment deteriorated.

54    CRH

Business Review

BUSINESS REVIEW - Prior Year

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

Cash and cash equivalents

Cash and cash equivalents increased by €573 million to €1,372 million at 31 December 2009 from €799 million at 31 December 2008 with net cash inflows of €593 million and a negative foreign exchange translation of €20 million.

CRH    55

Business Review

BUSINESS REVIEW - Prior Year

SEGMENT REVIEW

Europe - Materials

2009 overview

	% of Group	2009	2008	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	16%	2,749	3,696	-947	-783	+53	-	-	-217
EBITDA (as defined)*	24%	434	806	-372	-263	+14	-56	-	-67
Operating profit	27%	257	631	-374	-260	+10	-56	-9	-59
EBITDA (as defined)* margin		15.8%	21.8%
Operating profit margin		9.3%	17.1%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

In December 2009, we received notification from the Polish Office for Competition and Consumer Protection that, arising from an investigation into the Polish cement industry, it had concluded that seven companies, including CRH subsidiary Grupa Ożarów S.A., had been involved in anti-competitive practices. As a result, fines were levied, including a fine of PLN 104.97 million (approximately €25.6 million) on Grupa Ożarów. We have appealed the conclusion of the investigation and the fine.

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

56    CRH

Business Review

BUSINESS REVIEW - Prior Year

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

Americas - Materials

2009 overview

	% of Group	2009	2008	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	25%	4,280	5,007	-727	-1,024	+25	-	-	+272
EBITDA (as defined)*	37%	670	724	-54	-87	+5	-11	-	+39
Operating profit	43%	407	462	-55	-72	+3	-11	-	+25
EBITDA (as defined)* margin		15.7%	14.5%
Operating profit margin		9.5%	9.2%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

CRH    57

Business Review

BUSINESS REVIEW - Prior Year

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

Americas Materials saw second-half benefits from infrastructure projects funded by the American Recovery and Reinvestment Act. However, with weaker residential and rapidly declining non-residential demand, overall aggregates volumes for the year fell 23%, with asphalt down 15% and readymixed concrete lower by 32%. As a result reported US Dollar revenues fell by 19%. However, strong pricing and lower energy costs delivered an overall improvement in margins limiting the US Dollar EBITDA (as defined)* and US Dollar operating profit declines to 12% and 16% respectively.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

58    CRH

Business Review

BUSINESS REVIEW - Prior Year

Europe - Products

2009 overview

	% of Group	2009	2008	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	17%	3,002	3,686	-684	-682	+45	-	-	-47
EBITDA (as defined)*	16%	283	392	-109	-80	+6	-19	-	-16
Operating profit	12%	116	224	-108	-74	+4	-19	-7	-12
EBITDA (as defined)* margin		9.4%	10.6%
Operating profit margin		3.9%	6.1%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

CRH    59

Business Review

BUSINESS REVIEW - Prior Year

our Insulation Products businesses, although these effects were tempered by strong demand for RMI products driven by ongoing European legislation for energy efficiency.

Following rigorous strategic analysis, we decided to exit climate control activities and the insulation sector. Our Building Envelope Products unit will concentrate on the more focussed Fencing, Security and Shutters businesses that for the future offer us greater market leadership potential in Europe.

Americas - Products

2009 overview

	% of Group	2009	2008	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	14%	2,536	3,243	-707	-881	+25	-	-	+149
EBITDA (as defined)*	10%	173	369	-196	-169	+3	-43	-	+13
Operating profit	2%	23	238	-215	-170	+2	-43	-11	+7
EBITDA (as defined)* margin		6.8%	11.4%
Operating profit margin		0.9%	7.3%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

60    CRH

Business Review

BUSINESS REVIEW - Prior Year

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

Europe - Distribution

2009 overview

	% of Group	2009	2008	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	21%	3,633	3,812	-179	-380	+146	-	-	+55
EBITDA (as defined)*	11%	204	258	-54	-57	+10	-10	-	+3
Operating profit	14%	137	194	-57	-55	+6	-10	-	+2
EBITDA (as defined)* margin		5.6%	6.8%
Operating profit margin		3.8%	5.1%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

Builders Merchants

With 479 locations in six countries, at end-2009, and strong market positions in all its regions, organic sales across our Builders Merchants’ operations fell by 11%.

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

CRH    61

Business Review

BUSINESS REVIEW - Prior Year

leading player in the northwest part of the country. Benefiting from robust demand for heating equipment, performance was in line with expectations. We see this business as a platform for further SHAP growth in Germany.

DIY

Like-for-like sales for our DIY business, which at end-2009 had 241 stores in five countries, fell 6% in 2009. Despite a sharp decrease in consumer confidence in the Netherlands and Belgium, sales and operating profit in the first half of 2009 were relatively robust but thereafter demand declined, especially in the fourth quarter, with full-year operating profit lower than 2008. Increased competition and promotional campaigns had a negative impact on margins; however, this was mitigated by efficient store operations, tight cost control and sharp franchise formula management.

In Germany, Bauking operated 51 DIY stores under the brand name Hagebau at end-2009. While Bauking managed to keep costs under tight control, operating profit declined in a very competitive market. The economic environment in Portugal continued to be difficult and operating profit was down on 2008. Market circumstances for our business in the Alicante/Valencia region of Spain were very challenging and results, while below expectations, were broadly in line with 2008.

Americas - Distribution

2009 overview

	% of Group	2009	2008	Change	Analysis of change
€ million					Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	7%	1,173	1,443	-270	-353	+4	-	-	+79
EBITDA (as defined)*	2%	39	116	-77	-78	-1	-4	-	+6
Operating profit	2%	15	92	-77	-77	-1	-4	-	+5
EBITDA (as defined)* margin		3.3%	8.0%
Operating profit margin		1.3%	6.4%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), had at end-2009 a total of 184 branches focussed on major metropolitan areas in 31 US states. It comprises two divisions which supply contractor groups specialising in Exterior (roofing and siding) and Interior (wallboard, steel studs and acoustical ceiling systems) Products.

Allied also experienced a sharp downturn in activity with US Dollar sales revenue 23% lower than 2008 and, despite decisive actions on cost reductions, operating profit was significantly lower.

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

62    CRH

DIRECTORS AND CORPORATE GOVERNANCE

CRH    63

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

64    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

BOARD OF DIRECTORS

The Board of Directors manage the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Directors Biographies

M. Carton MA, FCA

Finance Director

Maeve Carton was appointed Finance Director and became a CRH Board Director on 25 May 2010. Since joining CRH in 1988, she has held a number of roles in the Group Finance area and was appointed Group Controller in 2001 and Head of Group Finance in January 2009. She has broad-ranging experience of CRH’s reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH’s evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice. (Aged 52).

W.P. Egan*

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

U-H. Felcht*

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May of 2006, Chief Executive of Degussa AG, Germany’s third largest chemical company. He is a partner in the private equity group One Equity Partners Europe GmbH, Chairman of the German rail company Deutsche Bahn AG and a member of the Supervisory Boards of Jungbunzlauer Holding AG and Süd-Chemie Aktiengesellschaft. (Aged 63).

N. Hartery* CEng, FIEI, MBA

Nicky Hartery became a non-executive Director in June 2004. He was, until October 2008, Vice President of Manufacturing, Business Operations and Customer Experience for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States. He is a director of Musgrave Group plc and the Target Account Selling Group Limited and a former director of Eircom Limited. (Aged 59).

J.M. de Jong*

Jan Maarten de Jong became a non-executive Director in January 2004. A Dutch national, he is a member of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He is Chairman of the Supervisory Board of Nutreco Holding N.V. and is also a director of a number of European banking, insurance and industrial holding companies, including KBC Bank N.V. (Aged 65).

*	Non-executive

CRH    65

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

J.W. Kennedy* MSc, BE, CEng, FIEE

John Kennedy became a non-executive Director in June 2009. He was Chairman of Wellstream Holdings plc, a company in the energy services field, until its recent acquisition by General Electric. In a 30 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a director of Integra Group and is non-executive Chairman of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Group Limited. He is also a past director of the UK Atomic Energy Authority. (Aged 60).

M. Lee BE, FCA

Chief Executive

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 29 years’ experience of the building materials industry and of CRH’s international expansion. He was appointed Group Chief Executive with effect from 1 January 2009. (Aged 57).

A. Manifold FCPA, MBA, MBS

Chief Operating Officer

Albert Manifold was appointed Chief Operating Officer of CRH and to the CRH Board with effect from 1 January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director, Europe Materials. (Aged 48).

K. McGowan*

Chairman

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He is a director of Elan Corporation plc, Charles Schwab Worldwide Funds plc and Chairman of Business in the Community Ireland. He was Chief Executive of IDA Ireland (Ireland’s inward investment promotion agency) from 1990 to 1998 and has served as President of the Irish Management Institute and as Chairman of the Governing Authority of University College Dublin. (Aged 67).

D.N. O’Connor* BComm, FCA

Dan O’Connor became a non-executive Director in June 2006. He is a former President and Chief Executive Officer of GE Consumer Finance - Europe and a Senior Vice-President of GE. He was until October 2010 Executive Chairman of Allied Irish Banks, plc. (Aged 51).

J.M.C. O’Connor* BSoc. Sc., M.Soc. Sc., PhD

Joyce O’Connor became a non-executive Director in June 2004. She is the founder President and President Emeritus of the National College of Ireland. She currently chairs the Digital Futures Committee of the Institute of International and European Affairs. She is a board member of the Government Task Force on Active Citizenship and an Eisenhower Fellow. She is former chair of the Digital Hub Development Agency, the Expert Group on Mental Health Policy, the National Career Guidance Forum, the National Accreditation Committee for People with Disabilities and the Further Education and Training Awards Council (FETAC). (Aged 63).

*	Non-executive

66    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

W.I. O’Mahony* BE, BL, MBA, FIEI

Liam O’Mahony joined CRH in 1971 and was appointed a Board Director in 1992. He held various senior management positions in the Group, including Managing Director, Republic of Ireland and UK Group companies, Chief Executive of American operations and Group Chief Executive. He retired as an executive at the end of 2008 and continued as a Board member in a non-executive capacity. He is Chairman of Smurfit Kappa Group plc and IDA Ireland and a director of Project Management Limited. (Aged 64).

M.S. Towe

Chief Executive Officer, Oldcastle, Inc.

Mark Towe was appointed a CRH Board Director with effect from 31 July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. in July 2008. With approximately 40 years’ experience in the building materials industry, he has overall responsibility for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas. (Aged 61).

Changes in Directors

Mr. T.V. Neill retired from the Board on 5 May 2010.

Mr. G.A. Culpepper resigned from the Board on 25 May 2010.

Ms. M. Carton was appointed to the Board on 25 May 2010.

Ms. J.M.C. O’Connor will retire from the Board at the Annual General Meeting to be held on 4 May 2011.

Under the Company’s Articles of Association, co-opted Directors are required to submit themselves to shareholders for election at the Annual General Meeting following their appointment and all the Directors are required to submit themselves for re-election at intervals of not more than three years. However, in accordance with the provisions contained in the 2010 U.K. Corporate Governance Code, the Board has decided that commencing in 2011 all Directors should retire at each Annual General Meeting and submit themselves to shareholders for re-election, where applicable.

*	Non-executive

CRH    67

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

Board Committees

Acquisitions:	Length of service on Committee:
K. McGowan, Chairman	10 years
M. Carton	0.5 years
M. Lee	7 years
A. Manifold	2 years
D.N. O’Connor	4 years
W.I. O’Mahony	11 years

Audit:
J.M. de Jong, Chairman*	7 years
U-H. Felcht	2.5 years
D.N. O’Connor*	4.5 years
J.M.C. O’Connor	6.5 years

Finance:
K. McGowan, Chairman	3.5 years
M. Carton	0.5 years
U-H. Felcht	3.5 years
M. Lee	7 years
W.I. O’Mahony	11 years

Nomination & Corporate Governance:
K. McGowan, Chairman	3.5 years
W.P. Egan	3.5 years
N. Hartery	6.5 years
J.W. Kennedy	1.5 years
M. Lee	2.5 years

Remuneration:
N. Hartery, Chairman	6.5 years
W.P. Egan	3.5 years
J.W. Kennedy	1.5 years

Senior Independent Director:
N. Hartery

*	Audit Committee financial expert

68    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

CORPORATE GOVERNANCE REPORT

CRH has primary listings on the Irish and London Stock Exchanges and its American Depository Shares are listed on the New York Stock Exchange (NYSE). The Directors are committed to maintaining the highest standards of corporate governance. Corporate governance is the system by which companies are directed and controlled. It is concerned with the way in which a board operates and sets the values for a company, rather than with the day to day operational management of a company by full time executives. This report describes how CRH applies the main and supporting principles of section 1 of the Combined Code on Corporate Governance (June 2008) (the 2008 Combined Code), published by the Financial Reporting Council in the UK.

This report also deals with the provisions introduced by the 2010 UK Corporate Governance Code (the 2010 Code), which, for CRH, replaced the 2008 Combined Code with effect from 1 January 2011. The 2008 Combined Code and the 2010 Code are collectively referred to as the Combined Code in the Report, where a provision is the same in both Codes. This Report also covers the disclosure requirements set out in the annex to the listing rules of the Irish Stock Exchange (the Irish Corporate Governance Annex), which supplements the 2010 Code with additional corporate governance provisions and is also effective, for CRH, from January 2011.

Copies of the 2008 Combined Code and the 2010 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk. The Irish Corporate Governance Annex is available on the Irish Stock Exchange’s website, www.ise.ie.

Board of Directors

Role

The Board is collectively responsible for the leadership, control, development and long-term success of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, the approval of financial statements, the annual budget, major acquisitions, significant capital expenditure and approval of strategic plans for the Group. The Group’s strategy, which is reviewed by the Board regularly, and its business model are summarised on pages 12 to 13.

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

Non-executive Directors are expected to constructively challenge management proposals and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to input their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

The Board has also delegated some of its responsibilities to Committees of the Board. In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010, responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee. However, the Board has responsibility for determining the Group’s ‘risk appetite’ and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors’ and Officers’ liability insurance policy in place, which provides the Directors with insurance in respect of certain legal actions taken against them.

CRH    69

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors, considered by the Board to be independent, and that the Chairman be non-executive. At present, there are four executive and nine non-executive Directors. Biographical details, including each Director’s date of appointment, are set out on pages 65 to 67. While there is an ongoing process of planned refreshment and renewal, the Board considers the current size and composition of the Board to be within a range which is appropriate. The spread of nationalities of both the executive and non-executive Directors reflects the geographical reach of the Group and the Board considers that, between them, the Directors bring the appropriate balance of skills, knowledge and experience, from a wide range of industries and backgrounds, necessary to lead the Company. The Board is also sufficiently large to enable its committees to operate without undue reliance on individual non-executive Directors, while being dynamic and responsive to the needs of the Company. As outlined below, the Nomination & Corporate Governance Committee keeps the ‘bench-strength’ of the Board and the need for refreshment and renewal under review.

Directors are appointed for specified terms and subject to the Memorandum and Articles of Association of the Company.

Independence

The independence of Board members is considered annually. The Board is assisted in this by the corporate governance review carried out by the Senior Independent Director referred to in the Performance appraisal and Board evaluation section below, which addresses the independence of the individual members of the Board, and by the work of the Nomination & Corporate Governance Committee, which annually reviews each Board member’s directorships and considers any relevant business relationships between Board members. The Board has concluded that all of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and the Board has determined that each of the non-executive Directors is independent. In reaching that conclusion, the Board considered the principles relating to independence contained in the Combined Code, the guidance provided by a number of shareholder voting agencies, and has taken the view that independence is determined by a Director’s character, objectivity and integrity. Those principles and guidance highlight a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships. However, they also make clear that a Director may be considered independent notwithstanding the presence of one or more of these factors.

Chairman

Mr. Kieran McGowan has been Chairman of the Group since May 2007. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the Combined Code. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group, that the Board reviews and approves management’s plans for the Group and that Directors receive accurate, timely, clear and relevant information. While Mr. McGowan holds a number of other directorships (see details on page 66), the Board considers that these do not interfere with the discharge of his duties to CRH.

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

70    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Terms of appointment

The standard terms of the letter of appointment of non-executive Directors are available for inspection at the Company’s registered office and at the Annual General Meeting.

Induction and development

New Directors are provided with extensive briefing materials on the Group and its operations, the procedures relating to the Board and its Committees and their duties and responsibilities as Directors under company law. They can also avail of opportunities to attend scheduled meetings with the Group’s major shareholders. Directors regularly receive copies of research and analysis conducted on CRH and the building materials sector. Where required, Directors are provided with training tailored to their needs. The Board receives regular updates from the external auditors in relation to regulatory and accounting developments. Updates in relation to other relevant matters, for example, changes in company law, are provided from time to time.

For newly appointed members of the Audit Committee, training arrangements include meeting with the key members of the external audit, internal audit and finance (Head Office and Divisional) teams and where required, relevant financial courses are provided.

Throughout the year, Directors meet with key executives and, in the course of twice-yearly visits by the Board to Group locations, see the businesses at first hand and meet with local management teams.

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors’ Remuneration on pages 82 to 92. The 2010 Report will be presented to shareholders for the purposes of an advisory non-binding vote at the Annual General Meeting to be held on 4 May 2011.

Share ownership and dealing

Details of the shares held by Directors are set out on page 86. CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated prohibited periods and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the Irish Stock Exchange and the UK Listing Authority.

Performance appraisal and Board evaluation

The Senior Independent Director conducts an annual review of corporate governance, the independence of Board members, the operation and performance of the Board, and its Committees and the performance of the Chairman. This is achieved through discussion in one-to-one sessions with each Director. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board each year, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director’s report is a formal agenda item at a scheduled Board meeting each year.

A review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team. As part

CRH    71

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

of that review process the Chairman discusses with each individual their training and development needs and, where appropriate, agrees for suitable arrangements to be put in place to address those needs.

The issue of external facilitation of the evaluation of Board effectiveness is dealt with in the section on the work of the Nomination & Corporate Governance Committee below.

Directors’ retirement and re-election

Following a recommendation from the Nomination & Corporate Governance Committee, the Board has determined that all Directors should retire at each Annual General Meeting and submit themselves to shareholders for re-election, where applicable. Re-appointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal, which is overseen by the Nomination & Corporate Governance Committee.

Board succession planning

The Board plans for its own succession with the assistance of the Nomination & Corporate Governance Committee. In so doing, the Board considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group.

The Board engages the services of independent consultants to undertake a search for suitable candidates to serve as non-executive Directors.

Meetings and time commitment

There were eight full meetings of the Board during 2010. Details of Directors’ attendance at those meetings are set out in the table on page 73. Each year, additional meetings, to consider specific matters, are held when and if required.

The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. In addition to the Group budget, trading results, large acquisitions, financial results and reports and regular Board matters, during the course of the year the Board receives updates on health and safety, with a particular focus on the Group’s fatality elimination programme, environmental issues, the Company’s investor relations programme, human resources and succession planning. In July, the Board meeting is held over two days, with the main focus being on Group strategy. Board papers are circulated to Directors in advance of meetings.

Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2010, these visits were to Switzerland and the New York area in the United States.

The non-executive Directors met three times during 2010 without executives being present.

Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and confirm that they are able to allocate sufficient time to meet the expectations of their role. The agreement of the Chairman should be sought before accepting additional commitments that might impact adversely on the time they are able to devote as a non-executive Director of the Company.

72    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Attendance at Board and Board Committee meetings during the year ended 31 December 2010

	Board		Acquisitions		Audit		Finance		Nomination & Corporate Governance		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
M. Carton (appointed 25 May 2010)	5	5	3	3			2	2
G.A. Culpepper (resigned 25 May 2010)	3	3	1	1			4	4
W.P. Egan	8	8							7	7	8	8
U-H. Felcht	8	7			14	9	6	6
N. Hartery	8	8							7	6	8	8
J.M. de Jong	8	8			14	14
J.W. Kennedy	8	8							7	7	8	8
M. Lee	8	8	4	4			6	6	7	7
K. McGowan	8	8	4	4			6	6	7	7	7	7
A. Manifold	8	8	4	4
T.V. Neill (retired 5 May 2010)	2	2	1	1					2	1	2	2
D.N. O’Connor	8	8	4	4	14	14
J.M.C. O’Connor	8	8			14	11
W.I. O’Mahony	8	8	4	3			6	5
M.S. Towe	8	8

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

Committees1

The Board has established five permanent Committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination & Corporate Governance Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group’s website, www.crh.com. The Chairman of each Committee reports to the Board on its deliberations, and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee, and each member’s length of service, is set out on page 68. Attendance at meetings held in 2010 is set out in the table above.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

The role of the Acquisitions Committee is to approve acquisitions and capital expenditure projects within limits agreed by the Board. During 2010, in line with the Group’s ongoing portfolio review, the Committee’s terms of reference were amended to authorise it to deal with disposals within agreed limits.

The Audit Committee consists of four non-executive Directors, considered by the Board to be independent2. The Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O’Connor are the Committee’s financial experts. It can be seen from the Directors’ biographical details, appearing on pages 65 to 67, that the members of the Committee bring to it experience and expertise from a wide range of industries, including the financial services sector.

1	The terms of reference of these committees comply fully with Combined Code requirements; CRH considers that they are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

2	The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A 3 of the rules of the Securities and Exchange Commission.

CRH    73

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

The Committee1 met fourteen times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The Committee has agreed with the external auditors that they attend the majority of Committee meetings and report on any issues they believe should be brought to the attention of the Committee. In addition, they have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

In 2010, the Committee reviewed, and discussed with management the content of, the Company’s trading statements, interim management statements, the Company’s 2009 preliminary results announcement/Annual Report and accounts, the 2009 Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission and the interim report for the period ended 30 June 2010. In February, the Committee approved the annual internal audit plan and, in July, the external auditors presented their audit plans for the 2010 audit. Throughout the year, the Committee received reports and updates from the Head of Internal Audit in relation to internal audit reviews, Section 404 of the Sarbanes-Oxley Act 20022 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

An assessment of the Internal Audit function was carried out in 2009. Such assessments are carried out periodically by management and validated by an independent third party assessor. No major weaknesses were identified, although a number of recommendations were made. The Committee received regular updates during 2010 on the status of the implementation of those recommendations.

Each year the Committee meets with the Finance Director of each of the Group’s Divisions to discuss inter-alia, internal audit review findings, the implementation of resulting changes to control structures, work in relation to improving the control environment and culture in each Division, co-ordination with the work of the external auditors and actions being taken to prevent fraud.

As part of its response to the difficult trading conditions in recent years, the Group has implemented a programme of cost savings and has periodically announced updates on the annualised savings under that programme. During the year, the Head of Internal Audit reviewed these savings and the related costs to implement, and has reported his findings to the Committee.

The Group incurred impairment charges of €87 million related to goodwill in 2010. During the year, the Committee reviewed the workings in relation to goodwill impairment testing and the sensitivity analysis referred to in note 15 to the Consolidated Financial Statements.

In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010, the Board has delegated responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Further details in relation to the Committee’s work in this area are set out in the section on Risk Management and Internal Controls below.

The Committee regularly reviews the position in relation to the implementation of plans to mitigate the Group’s pension scheme liabilities and receives updates from management in relation to compliance structures in place to ensure the Group complies with its obligations under competition and anti-corruption legislation throughout the world.

Under its terms of reference, the Audit Committee makes recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment or to seek other competitive bids for the audit. These include the quality of reports provided to the Audit Committee and the Board and the quality of advice given; the level of understanding demonstrated of the Group’s business and industry; the objectivity of the auditors’ views on the financial controls around the Group and their ability to co-ordinate a global audit; and the results of formal evaluations of the auditors.

1	Attendance by non-independent directors and management is by invitation only.

2	A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission’s website, www.sec.gov.

74    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Ernst & Young have been the Group’s auditors since 1988. Following an evaluation carried out in 2009, the Committee recommended to the Board that Ernst & Young be retained as the Group’s external auditors. There are no contractual obligations which act to restrict the Audit Committee’s choice of external auditor. The Committee has decided that such evaluations should be carried out at least every five years, with periodic interim reviews, and monitors the implementation of the recommendations made as part of the evaluation process. The Committee considers the risk of their withdrawal from the market and the potential impact on the Group, were that eventuality to materialise.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include: seeking confirmation from the auditors that they are, in their professional judgement, independent from the Group; obtaining from the external auditors an account of all relationships between the auditors and the Group; monitoring the Group’s policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit; monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors’ judgement or independence; considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors’ judgement or independence; and reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors’ judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors1. Under that policy, the auditors are prohibited from performing services where the auditors may be required to audit their own work, participate in activities that would normally be undertaken by management; are remunerated through a ‘success fee’ structure, where success is dependent on the audit; or act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the Group auditors undertaking non-audit work. The auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Committee. In 2010, the fees paid to Ernst & Young for non-audit work amounted to less than 30% of the consolidated audit fee. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the Consolidated Financial Statements on page 119.

The Group audit engagement partner is replaced every five years.

The terms of reference of the Audit Committee were updated in December 2010 principally to reflect the Committee’s increased responsibilities in relation to the monitoring of the Group’s risk management and internal control systems.

The Finance Committee, which advises the Board on the financial requirements of the Group and on appropriate funding arrangements:

•	considers and makes recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and to the Group’s financing arrangements;

•	considers and makes recommendations to the Board in relation to dividend levels on the Ordinary shares;

1	The Group has a pre-approved policy in respect of audit-related and non-audit services to be provided by the auditors. The Committee may give general pre-approval for a category or type of services, or specific approval for a particular service may be required. Unless varied by the Committee, the term of any general pre-approval is twelve months from the date of pre-approval.

CRH    75

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

•	keeps the Board advised of the financial implications of Board decisions in relation to acquisitions;

•	assists management, at their request, in considering any financial (including taxation) aspect of the Group’s affairs.

The Nomination & Corporate Governance Committee (previously the Nomination Committee) consists of four independent non-executive Directors and the Chief Executive. In addition to its existing responsibilities in assisting the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group, the Committee’s responsibilities were extended in July 2010 to keep corporate governance developments under review, recommend changes, where appropriate, to the Board, monitor compliance with governance codes and review the content of the Corporate Governance Report to shareholders.

The Committee’s terms of reference were further amended in December 2010, principally to deal with new provisions introduced in 2010 in the U.K. Corporate Governance Code.

During 2010, the Committee recommended to the Board that the Company appoint an external service provider to facilitate the evaluation of the performance of the Board at least once every three years. This is intended to supplement existing processes and reviews carried out by the Chairman and the Senior Independent Director (as outlined in the Performance appraisal and Board evaluation section of this Report on pages 71 and 72). The Committee has recommended that the first evaluation be carried out in 2012. The Committee will agree the terms of reference for such evaluation and will review the results. The Committee also considered the issue of the annual re-election of Directors and recommended to the Board that all Directors should retire at each Annual General Meeting and, where relevant, put themselves forward for re-election.

In considering the composition of the Board, the Committee assesses the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented. The Committee establishes processes for the identification of suitable candidates for appointment to the Board and oversees succession planning for the Board and senior management. Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for a further period. The Committee keeps the tenure of Board members under review, with the aim of ensuring phased renewal and refreshment, particularly when a number of non-executive Directors are appointed in any one year. Over the past year, for example, the Committee considered and made recommendations to the Board in relation to the four Directors appointed in 2004. Following the 2011 Annual General Meeting, two Directors appointed in that year will remain on the Board.

To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants. When prospective candidates have been identified, each member of the Committee meets with them. A recommendation is then made to the Board. No non-executive Director appointments were made to the Board during 2010.

As referred to above in the section on Independence, each year, the Committee reviews details of the non-CRH directorships of each Director, including any relationship between those companies and the Group. The Committee also reviews any business relationships between individual Board members.

During the year, the Committee considered the outcome of the annual review carried out by the Senior Independent Director in relation to the performance of the Chairman, whose initial term of office was due to expire at the conclusion of the Annual General Meeting on 5 May 2010. The Committee, chaired by the Senior Independent Director for this purpose, recommended to the Board that Mr. McGowan’s term of office as Chairman be extended for three years.

The Remuneration Committee consists of three non-executive Directors considered by the Board to be independent and is chaired by the Senior Independent Director. The Directors’ biographical details, on pages 65 to 67, demonstrate that the members of the Committee bring to it a wide range of experience in the area of senior executive remuneration in large organisations and public companies. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals.

76    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

In 2010, the Committee determined the salaries of the executive Directors and the level of awards made under the performance-related incentive plans, which were based on individual performance and measured targets. The Committee set the remuneration of the Chairman and reviewed the remuneration of senior management. It also approved the initial award of share options to the executive Directors and key management under the new Share Option Scheme, which was approved by shareholders in May 2010 (the 2010 Scheme), and the conditional allocation of shares under the Performance Share Plan. In addition, the Committee approved the partial release of awards made under the Performance Share Plan in 2007 and released deferred shares awarded in 2007.

The Committee oversees the preparation of the Report on Directors’ Remuneration, which contains details on pages 82 to 92 of the Group’s remuneration policy, the structure of executive Directors’ remuneration, awards made under the Group’s share incentive plans, the factors taken into account when assessing the level of vesting under the Performance Share Plan and executive Directors’ pension arrangements.

During the year, the Committee Chairman and the Group Chairman met with the Irish Association of Investment Managers (IAIM) to discuss the views of the institution regarding remuneration developments generally and the performance criteria for the second grant of options under the 2010 Scheme. Further details in relation to the performance criteria for the 2010 Scheme are set out in the Report on Directors’ Remuneration.

A Committee of the Chairman and the executive Directors makes recommendations to the Board in relation to the remuneration of the non-executive Directors. In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit was set by shareholders at the Annual General Meeting held in 2005.

On the recommendation of the Nomination & Corporate Governance Committee, the Committee’s terms of reference were updated in 2010 to the effect that the Group’s Chairman may be a member of the Committee provided his/her tenure on the Board does not exceed 12 years. Accordingly, Mr. McGowan ceased to be a member of the Committee in 2010. He is consulted on remuneration matters and is invited to attend meetings of the Committee when appropriate.

Communications with Shareholders

Communications with shareholders are given high priority. There is regular dialogue with institutional shareholders and proxy voting agencies, as well as presentations at the time of the release of the annual and interim results. Conference calls are held following the issuance of interim management statements and major announcements by the Group, which afford Directors the opportunity to hear investors’ reactions to the announcements and their views on other issues. Interim management statements are issued in May and November. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. Development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

In addition to the normal programme of presentations and meetings with investors following results announcements, in November 2010 the Group organised an event for investors and analysts in London and held a similar event in New York. These two investor days afforded shareholders an opportunity to meet with management and discuss the Group’s general strategy and other topical issues. Both investor days were attended by the Chairman. The Board received and considered reports on the issues raised by investors in the course of the presentations and meetings in 2010.

The Group’s website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, the CSR Report, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges. Videos of key investor briefings are broadcast live and are made available as recordings in the Investor Relations section.

CRH    77

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in governance, environmental (including climate change), health and safety and social performance is a daily key priority of line management. Group policies and implementation systems are described in detail in the CSR Report on the Group’s website, www.crh.com. During 2010, CRH was again recognised, by several leading socially responsible investment (SRI) agencies, as being among the leaders in its sector in this area.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees1. The Code is available on the Group’s website, www.crh.com. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

General Meetings

The Company’s Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. With the exception of one Director who was unable to attend due to flight disruption caused by volcanic ash from eruptions in Iceland, all Directors attended the 2010 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least twenty working days before the meeting. At the meeting, resolutions are voted on by means of an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company’s website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the passing of a special resolution must be called by at least twenty-one clear days’ notice. An EGM to consider an ordinary resolution may, if the Directors deem it appropriate, be called at fourteen clear days’ notice, provided shareholders have passed a special resolution to permit this at the immediately preceding AGM and the Company continues to allow shareholders to vote by electronic means.

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

78    CRH

1	Including the Chief Executive and senior financial officers. The Code promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures and compliance with applicable governmental laws, rules and regulations and complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act.

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

The Group’s website, www.crh.com, contains answers to questions frequently asked by shareholders, including questions regarding shareholder rights in respect of general meetings. The FAQs can be accessed in the Investor Relations section of the website under “Shareholder Services”.

Risk Management and Internal Control

As referred to above, in accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010, with effect from January 2011, the Board has delegated responsibility for the monitoring of the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined in pages 30 to 35) is in accordance with the updated Turnbull guidance (Internal Control: Revised Guidance for Directors on the Combined Code) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and Consolidated Financial Statements.

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

The Board and Audit Committee receive on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks and consider whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group’s internal control system and meets with the Chairman of the Remuneration Committee annually to ensure that the Group’s remuneration policies and structures are in line with the Group’s ‘risk appetite’ (which the Board has determined to be low). The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The Consolidated Financial Statements are prepared subject to oversight and control of the Group Finance Director, ensuring correct data is captured from group locations and all required information for disclosure in the Consolidated Financial Statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminations and other adjustments. The Annual Report and Consolidated Financial Statements are reviewed by the CRH Financial Review and Disclosure Group prior to being reviewed by the Audit Committee and approved by the Board of Directors.

The Directors confirm that, in addition to the monitoring carried out by the Audit Committee under its terms of reference, they have reviewed the effectiveness of the Group’s risk management and internal control systems up to and including the date of approval of the Consolidated Financial Statements. This had regard to all material controls, including financial, operational and compliance controls, that could affect the Group’s business.

Going Concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive’s Review on pages 37 and 38. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Finance Review on pages 39 to 43. In addition, notes 21 to 25 to the Consolidated Financial Statements

CRH    79

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

include the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully.

The Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

Compliance

In the period under review, CRH complied with the provisions set out in Section 1 of the 2008 Combined Code. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Although non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE, in common with companies listed on the Irish Stock Exchange and the London Stock Exchange, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the Irish Stock Exchange and the UK Listing Authority; and (c) the Combined Code on Corporate Governance (Combined Code), which is appended to the listing rules of the Irish and London Stock Exchange.

CRH has adopted a robust set of board governance principles, which reflect the Combined Code and its principles-based approach to corporate governance. As such, the way in which CRH makes determinations of directors’ independence differs from the NYSE rules. The Board has determined that, in its judgement, all of the Non-executive Directors are independent. In doing so, however, the board did not explicitly take into consideration the independence requirements outlined in the NYSE’s listing standards.

The Company’s Nomination and Corporate Governance Committee includes five members, including the Chief Executive Officer, with the remainder all being considered by the Company’s Board of Directors to be independent in accordance with the principles and criteria of the Combined Code. Under NYSE rules, the Nomination and Corporate Governance Committee is to be composed entirely of independent directors.

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

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2010. Based on that evaluation, the Chief Executive Officer and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

80    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2010. These acquisitions, which are listed in note 31 to the Consolidated Financial Statements, constituted 2.6% of total assets and 4.3% of net assets, as of 31 December 2010 and 1.0% and 2.0% of revenue and net profit respectively for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2010, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2010, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 96.

Changes in Internal Control over Financial Reporting

During 2010, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CRH    81

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

REPORT ON DIRECTORS’ REMUNERATION

The Remuneration Committee

The Remuneration Committee of the Board consists of independent non-executive Directors of the Company. Under its terms of reference, which are available on the Group’s website www.crh.com, the Remuneration Committee is responsible for determining the Group’s policy on executive remuneration and considering and approving salaries and other terms of the remuneration packages for the executive Directors. The Remuneration Committee also recommends and monitors the level and structure of remuneration for senior management. It receives advice from leading independent firms of compensation and benefit consultants, when necessary, and the Chief Executive attends meetings except when his own remuneration is being discussed. Further details regarding the members of the Remuneration Committee, including their length of service and biographies are set out on pages 65 to 68.

Remuneration Policy

CRH is an international group of companies, with activities in 35 countries. CRH’s policy on Directors’ remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

Executive Directors must be properly rewarded and motivated to perform in the long-term interest of the shareholders. The spread of the Group’s operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area. In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope, trends in executive remuneration generally, in each of the regions in which the Company operates, and the EU Commission’s recommendations on remuneration in listed companies. Extensive reviews of the structure of executive remuneration were carried out in 2005 and in 2009.

The EU Commission’s recommendations were published in December 2004 in a document entitled “fostering an appropriate regime for the remuneration of the directors of listed companies” and those recommendations were supplemented by additional recommendations issued in 2009. The Remuneration Committee supports the general objectives of the EU’s recommendations and the broad issues they aim to address. This is reflected in the detailed disclosures in this Report and in the Corporate Governance Report in relation to the composition of the Remuneration Committee, the Group’s remuneration policy, the elements of executive Directors’ remuneration (including bonus structure, deferred bonus arrangements and share incentive plans), the collective and individual remuneration of Directors and pension entitlements. The Company believes that shareholders are entitled to have a ‘say on pay’ and, accordingly, at the 2010 Annual General Meeting, the 2009 Report on Directors’ Remuneration was presented to shareholders for the purposes of an advisory vote. 98.5% of the votes on this resolution were cast in favour. A number of the EU Commission’s recommendations, some of which are the subject of on-going consideration at government level and in investment associations, have not been implemented by the Remuneration Committee. Those areas will continue to receive the Remuneration Committee’s active consideration and their relevance and practicality in the business context in which CRH operates will be assessed on an on-going basis.

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH’s strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a performance-related incentive plan, pension arrangements and participation in the performance share and share option plans. It is policy to grant participation in these plans to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities. The Chairman of the Remuneration Committee meets with the Audit Committee annually to review the Group’s remuneration structures and ensure they are in line with its risk policies and systems.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 7,000 employees of all categories who are shareholders in the Group.

82    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

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

Performance-related incentive plan

The performance-related incentive plan is based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and cash flow generation and 20% for personal and strategic goals. At target performance, payout is 80% of basic salary for Europe-based participants and 90% of basic salary for US-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

The four components of the plan are:

(i)	Individual performance

(ii)	Profit before tax and earnings per share growth targets

(iii)	Cash flow generation targets

(iv)	Return on net assets targets

Up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years (Deferred Shares), with the individual not becoming beneficially entitled to the Deferred Shares in the event of departure from the Group in certain circumstances during that time period. Deferred Shares are awarded in respect of the portion of any bonus payout that exceeds target performance. The principal objective of the deferral element is to tie a portion of the annual award to the longer-term performance of the CRH share price. In 2010, the Remuneration Committee authorised the release of Deferred Shares awarded to Mr. Lee in 2007.

In addition to the annual performance incentive plan, the Chief Executive, Mr. Lee, has a special long-term incentive plan (LTIP) incorporating targets set for the five-year period 2009-2013. The plan incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Details of the manner in which the earnings are provided for under the plan are set out in note 2 to the table of Directors’ Remuneration on page 87.

Performance Share Plan/Share Option Scheme

Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index. The maximum award under the Performance Share Plan is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse, if over the three-year period, CRH’s TSR is below the median of the peer group/index; 30% of the award vests if CRH’s performance is equal to the median while 100% vests if CRH’s performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis.

When approved by shareholders in 2006, the Performance Share Plan incorporated an earnings per share (EPS) growth underpin of the Irish Consumer Price Index plus 5% per annum, a requirement of the Irish Association of Investment Managers (IAIM) at the time. The circular issued in 2006 in connection with the proposed adoption of

CRH    83

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

the Performance Share Plan advised shareholders that the “Committee may modify the EPS performance condition if, following agreement with the Irish Association of Investment Managers, it is satisfied that there are valid reasons to do so or where such requirement has ceased to be a requirement of the Irish Association of Investment Managers”. In 2009, the IAIM advised that it did not regard this financial test as an additional hurdle but rather as a mechanism to assist the Remuneration Committee in determining whether TSR reflected performance. Following discussion with the IAIM, the rules of the Performance Share Plan were amended to delete the underpin requirement, substituting in its place the condition that no award, or portion of an award, which had satisfied the TSR performance criteria would be released unless the Remuneration Committee had confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

During 2010, the Remuneration Committee determined that 50% of the award made under the Performance Share Plan in 2007 had vested. The Company’s TSR performance, which was verified by the Remuneration Committee’s remuneration consultants, was greater than the 75th percentile referred to above when assessed against the building materials sector, while TSR performance was below the median in relation to the Eurofirst 300 Index. Prior to making its vesting determination, the Remuneration Committee satisfied itself that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors.

The peer group against which Performance Share Plan performance was measured for the 2007 award was:

Boral	Holcim	Titan Cement
Buzzi Unicem	Home Depot	Travis Perkins
Cemex	Italcementi	Vulcan Materials
Ciments Francais	Kingspan Group	Weinerberger
Cimpor	Lafarge	Wolseley
Grafton Group	Martin Marietta Materials
Heidelberg Cement	Saint Gobain

Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on page 90.

With the introduction of the Performance Share Plan, the Remuneration Committee decided that no further Second Tier share options should be granted under the 2000 Share Option Scheme, which was then in operation; however, Basic Tier options continued to be issued.

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of a new share option scheme (the 2010 Scheme). The first grant of options under the 2010 Scheme was made in May 2010. It is intended that options will be granted annually, ensuring a smooth progression over the life of the scheme, and that the second and future grants will be made after the final results announcement, ensuring transparency. Options are granted at the market price of the Company’s shares at the time of grant.

The 2010 Scheme is based on one tier of options with a single vesting test. The performance criteria for the scheme are EPS-based. Vesting only occurs once an initial performance target has been reached and, thereafter, is dependant on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee also considers the overall results of the Group. Performance targets for the initial grant of options were agreed with the IAIM, which also approved the Scheme, and are as follows:

•	the option award lapses if EPS growth over the three year target period is less than 12.5% compounded over the period;

84    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

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

It was indicated in the circular to shareholders in connection with the introduction of the 2010 Scheme, that, for the most senior executives in the Group, the combination of awards under CRH’s share incentive plans would be biased towards the TSR-based Performance Share Plan. Awards in 2010 were made on this basis. The maximum allocation to any executive under the 2010 Scheme was 150% of basic salary; the maximum allowable under the rules is 200% of salary (including bonus and benefits-in-kind).

The Remuneration Committee has authority to set appropriate performance criteria for each grant. For the proposed 2011 grant, it is intended to again apply the criteria set out above. The Remuneration Committee believes that this will continue to closely align management with shareholder goals as well as fostering the attainment of superior performance and ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation. The IAIM was consulted on this proposal and have confirmed their agreement to the Remuneration Committee.

The Remuneration Committee has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the Scheme. A summary of the principal features of the 2010 Scheme was included in the circular sent to all shareholders with the Notice of the 2010 Annual General Meeting. The circular is available on the CRH website, www.crh.com.

The percentage of share capital which can be issued under CRH share schemes, and individual share participation limits, comply with institutional guidelines.

Non-executive Directors’ Remuneration

The remuneration of non-executive Directors, including that of the Chairman, is determined by the Board of Directors as a whole. In determining the remuneration, the Board receives recommendations from the Remuneration Committee in respect of the Chairman and in respect of the non-executive Directors from a committee of the Chairman and the executive Directors. Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of their Board duties. They do not participate in any of the Company’s performance-related incentive plans or share schemes.

Pensions

Ms. Carton, Mr. Lee and Mr. Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Ms. Carton, Mr. Lee and Mr. Manifold to retire at 60 years of age.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million) or the value of individual accrued pension entitlements as at 7 December 2005. As a result of these legislative changes, the Remuneration Committee decided that Mr. Lee and Mr. Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Both have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2010 are detailed in note (ii) on page 88.

CRH    85

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Ms. Carton continued to participate during 2010 in a defined benefit plan.

Mr. Towe participates in a defined contribution retirement plan in respect of basic salary; and in addition participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Since 1991, it has been the Board’s policy that non-executive Directors do not receive pensions.

Directors’ Service Contracts

No executive Director has a service contract extending beyond twelve months. No Director has a service contract that provides for any benefits on termination of employment.

Directors’ Remuneration and Interests in Share Capital

Details of Directors’ remuneration charged against profit in the year are given in the table on the next page. Details of individual remuneration and pension benefits for the year ended 31 December 2010 are given on page 88. Directors’ share options and shareholdings are shown below and on pages 91 and 92.

Directors’ interests in share capital at 31 December 2010

The interests of the Directors and Secretary in the shares of the Company as at 31 December 2010, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares	31 December 2010		31 December 2009
Directors
M. Carton	38,521		38,503	*
W.P. Egan	16,427		16,427
- Non-beneficial	12,000		12,000
U-H. Felcht	1,285		1,285
N. Hartery	1,285		1,285
J.M. de Jong	14,036		13,502
J.W. Kennedy	1,009		1,009
M. Lee	348,340	**	323,027	**
K. McGowan	22,001		21,344
A. Manifold	21,525		11,790
D.N. O’Connor	15,328		15,040
J.M.C. O’Connor	2,851		2,763
W.I. O’Mahony	1,089,431		1,089,431
M.S. Towe	44,644		34,420
Secretary
N. Colgan	11,348		10,527
	1,640,031		1,592,353

*	Holding as at date of appointment.

**	Excludes awards of Deferred Shares, details of which are shown on page 89.

There were no transactions in the above Directors’ and Secretary’s interests between 31 December 2010 and 28 February 2011.

Of the above holdings, the following are held in the form of American Depository Receipts:

	31 December 2010	31 December 2009
W.P. Egan	10,000	10,000
- Non-beneficial	12,000	12,000
M.S. Towe	3,397	3,397

86    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

DIRECTORS’ REMUNERATION

		2010 €000	2009 €000	2008 €000
Notes	Executive Directors
	Basic salary	3,443	3,384	2,807
	Performance-related incentive plan
	- cash element	952	964	905
	- deferred shares element	-	-	-
	Retirement benefits expense	1,602	1,462	497
	Benefits	164	397	369
1		6,161	6,207	4,578
2	Provision for Chief Executive long-term incentive plan	460	460	456
	Total executive Directors’ remuneration	6,621	6,667	5,034
	Average number of executive Directors	4.00	4.00	3.00

	Non-executive Directors
	Fees	635	646	568
	Other remuneration	667	672	679
	Total non-executive Directors’ remuneration	1,302	1,318	1,247

	Average number of non-executive Directors	9.34	9.50	8.35
3	Severance	-	-	2,160
4	Payments to former Directors	56	59	66
	Total Directors’ remuneration	7,979	8,044	8,507

Notes to Directors’ remuneration

1	See analysis of 2010 remuneration by individual on page 88.
2	As set out on page 83, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.
3	Severance payment to Mr. T.W.Hill who resigned as an executive on 31 July 2008 after 28 years service.
4	Consulting and other fees paid to a number of former directors.

CRH    87

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Individual remuneration for the year ended 31 December 2010

		Incentive Plan
	Basic salary and fees €000	Cash element (i) €000	Deferred shares (i) €000	Retirement benefits expense (ii) €000	Other Remuneration (iii) €000	Benefits (iv) €000	Total 2010 €000	Total 2009 €000	Total 2008 €000
Executive Directors
M. Carton (v)	321	80	-	80	-	8	489	-	-
G.A. Culpepper (v) (vi)	267	67	-	7	-	40	381	1,087	-
T.W. Hill (vii)	-	-	-	-	-	-	-	-	856
M. Lee	1,150	288	-	980	-	25	2,443	2,455	1,114
A. Manifold (vi)	800	200	-	354	-	31	1,385	1,236	-
W.I. O’Mahony (viii)	-	-	-	-	-	-	-	-	1,746
M.S. Towe (ix)	905	317	-	181	-	60	1,463	1,429	862
	3,443	952	-	1,602	-	164	6,161	6,207	4,578

Non-executive Directors
W.P. Egan	68	-	-	-	52	-	120	120	120
U-H. Felcht	68	-	-	-	37	-	105	105	105
N. Hartery	68	-	-	-	53	-	121	115	106
J.M. de Jong	68	-	-	-	71	-	139	139	139
D.M. Kennedy	-	-	-	-	-	-	-	-	47
J. W. Kennedy (x)	68	-	-	-	22	-	90	45	-
K. McGowan	68	-	-	-	337	-	405	405	450
T.V. Neill (xi)	23	-	-	-	13	-	36	105	100
D.N. O’Connor	68	-	-	-	22	-	90	90	90
J.M.C. O’Connor	68	-	-	-	22	-	90	90	90
W.I. O’Mahony (viii)	68	-	-	-	38	-	106	104	-
	635	-	-	-	667	-	1,302	1,318	1,247

(i)	Performance-related Incentive Plan Under the executive Directors’ incentive plan for 2010, a bonus is payable for meeting clearly defined and stretch profit/cash flow targets and strategic goals. The structure of the 2010 incentive plan is set out on page 83. The 2010 plan payout levels reflect the strong delivery under the cash generation component. For 2010 the bonus is payable entirely in cash.
(ii)	Retirement benefits expense The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. As a result of these legislative changes, the Remuneration Committee has decided that Executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Mr. Lee and Mr. Manifold chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2010 the compensation allowances amount to €980,000 (2009: €980,000) for Mr. Lee and €354,081 (2009: €195,000) for Mr. Manifold. Ms. Carton continued to participate in a defined benefit plan.
(iii)	Other Remuneration Non-executive Directors: Includes remuneration for Chairman and Board Committee work and in the case of Mr. O’Mahony also includes payment for services unrelated to Board and Committee work.
(iv)	Benefits These relate principally to relocation expenses, housing allowance, the use of company cars and medical/life assurance.
(v)	Ms. M. Carton became a Director on 25 May 2010 while Mr. G.Culpepper resigned as a Director on the same date and as an executive on 30 June 2010.
(vi)	Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1 January 2009.
(vii)	Mr. T.W. Hill resigned from the Board on 25 June 2008. He resigned as an executive on 31 July 2008, after 28 years service, and a severance payment in this regard amounting to €2,160,000 for 2008 is included on the summary of remuneration on page 87.
(viii)	Mr. W.I. O’Mahony retired as CRH Chief Executive on 31 December 2008 but remains on the CRH Board in a non-executive capacity.
(ix)	Mr. M.S. Towe became a Director on 31 July 2008.
(x)	Mr. J. W. Kennedy became a Director on 24 June 2009.
(xi)	Mr. T.V. Neill retired on 5 May 2010.

88    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Pension entitlements - defined benefit

	Increase in accrued personal pension during 2010 (i) €000	Transfer value of increase in dependants’ pension (i) €000	Total accrued personal pension at year-end (ii) €000
Executive Directors
M. Carton	7	98	266
M. Lee	-	56	287
A. Manifold	-	34	273

(i)	As noted on page 85, the pensions of Mr. Lee and Mr. Manifold have been capped in line with the provisions of the Finance Act 2006. However, dependant’s pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2009 in the event of Mr. Lee or Mr. Manifold leaving service.
(ii)	The accrued pensions shown in respect of Ms. Carton, Mr. Lee and Mr. Manifold are those which would be payable annually from normal retirement date.

Pension entitlements - defined contribution

The accumulated liabilities related to the unfunded Supplemental Executive Retirement Plans for Mr. G.A. Culpepper and Mr. M.S. Towe are as follows:

	As at 31 December 2009 €000	2010 contribution €000	2010 Notional interest (iii) €000	Translation adjustment €000	As at 31 December 2010 €000
Executive Directors
G.A. Culpepper (iv)	337	5	8	25	375
M.S. Towe	914	178	55	70	1,217

(iii)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.
(iv)	Following his resignation as an executive the accumulated liability above in respect of Mr. Culpepper was discharged in February 2011.

Deferred Shares (v)

	Number at 31 December 2009	Awards of Deferred Shares during 2010	New Shares allotted under the Scrip Dividend Scheme during 2010	Released during 2010	Number at 31 December 2010	Release date
Executive Directors
M. Lee	7,994	-	-	7,994	-
	10,129	-	320	-	10,449	March 2011
	18,123	-	320	7,994	10,449

(v)	Under the executive Directors’ incentive plan, up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period.

CRH    89

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Directors’ awards under the Performance Share Plan (i)

	31 December 2009	Granted in 2010	Released in 2010 (ii)	Lapsed in 2010 (ii)	31 December 2010	Performance Period	Release Date	Market Price in euro on award (iii)
M. Carton (iv)	4,436	-	-	-	4,436	01/01/08 - 31/12/10	March 2011	23.45
	14,000	-	-	-	14,000	01/01/09 - 31/12/11	March 2012	17.00
	-	10,000	-	-	10,000	01/01/10 - 31/12/12	March 2013	18.51
	18,436	10,000	-	-	28,436

G.A. Culpepper (v)	9,981	-	4,990	4,991	-
	12,199	-	-	12,199	-	01/01/08 - 31/12/10	March 2011	23.45
	47,500	-	-	47,500	-	01/01/09 - 31/12/11	March 2012	17.00
	-	42,500	-	42,500	-	01/01/10 - 31/12/12	March 2013	18.51
	69,680	42,500	4,990	107,190	-

M. Lee	19,962	-	9,981	9,981	-
	27,725	-	-	-	27,725	01/01/08 - 31/12/10	March 2011	23.45
	70,000	-	-	-	70,000	01/01/09 - 31/12/11	March 2012	17.00
	-	75,000	-	-	75,000	01/01/10 - 31/12/12	March 2013	18.51
	117,687	75,000	9,981	9,981	172,725

A. Manifold	16,635	-	8,317	8,318	-
	27,725	-	-	-	27,725	01/01/08 - 31/12/10	March 2011	23.45
	47,500	-	-	-	47,500	01/01/09 - 31/12/11	March 2012	17.00
	-	55,000	-	-	55,000	01/01/10 - 31/12/12	March 2013	18.51
	91,860	55,000	8,317	8,318	130,225

M.S. Towe	18,853	-	9,426	9,427	-
	23,289	-	-	-	23,289	01/01/08 - 31/12/10	March 2011	23.45
	76,000	-	-	-	76,000	01/01/09 - 31/12/11	March 2012	17.00
	-	60,000	-	-	60,000	01/01/10 - 31/12/12	March 2013	18.51
	118,142	60,000	9,426	9,427	159,289

(i)	Performance Share Plan This is a long term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in March 2011, March 2012 and March 2013 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on pages 83 and 84.
(ii)	On 4 March 2010, the Remuneration Committee determined that 50% of the 2007 award vested and that portion of the award was released to participants. The balance of the 2007 award lapsed.
(iii)	The Trustees of the CRH plc Employee Benefit Trust purchased Ordinary Shares at €33.55 per share on 11 April 2007 in respect of part of the 2007 award. No shares were purchased in respect of the 2008, 2009 or 2010 awards. No dividends are payable on these shares until such time as they are released to plan participants.
(iv)	Ms. Carton became a Director on 25 May 2010. The opening balances above relate to the position at date of appointment.
(v)	Mr. Culpepper resigned as a Director on 25 May 2010 and from the Group on 30 June 2010. As a result his outstanding 2008, 2009 and 2010 awards lapsed during the year.

Directors’ interests

The Company’s Register of Directors’ Interests contains full details of Directors’ shareholdings and options to subscribe for shares.

90    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

									Options exercised during 2010
	31 December 2009	Granted in 2010	Lapsed in 2010	Exercised in 2010	31 December 2010			Weighted average option price at 31 December 2010 €	Weighted average exercise price €	Weighted average market price at date of exercise €
M. Carton*	55,831	-	-	-	55,831	(c	)	25.75	-	-
	39,924	-	-	-	39,924	(d	)	14.97	-	-
	-	35,000	-	-	35,000	(e	)	18.39	-	-
	1,752	-	-	-	1,752	(f	)	18.39	-	-
G.A. Culpepper**	18,262	-	-	18,262	-	(b	)	-	16.24	18.78
	148,673	-	115,403	33,270	-	(c	)	-	13.52	16.06
	72,085	-	38,815	33,270	-	(d	)	-	13.47	18.78
M. Lee	3,580	-	-	3,580	-	(b	)	-	15.56	16.88
	318,435	-	-	-	318,435	(c	)	19.32	-	-
	138,625	-	-	-	138,625	(d	)	14.86	-	-
	-	85,000	-	-	85,000	(e	)	18.39	-	-
	1,752	-	-	-	1,752	(f	)	18.39	-	-
A. Manifold	166,445	-	-	-	166,445	(c	)	21.97	-	-
	48,796	-	-	-	48,796	(d	)	14.65	-	-
	-	60,000	-	-	60,000	(e	)	18.39	-	-
	1,752	-	-	-	1,752	(f	)	18.39	-	-
W.I. O’Mahony	121,746	-	-	121,746	-	(a	)	-	15.56	18.81
	60,873	-	-	60,873	-	(b	)	-	15.56	18.81
	576,680	-	-	-	576,680	(c	)	18.31	-	-
	277,250	-	-	-	277,250	(d	)	16.99	-	-
M.S. Towe	243,981	-	-	-	243,981	(c	)	20.26	-	-
	155,260	-	-	-	155,260	(d	)	14.80	-	-
	-	70,000	-	-	70,000	(e	)	18.39	-	-
	2,451,702	250,000	154,218	271,001	2,276,483

*	Ms. Carton became a Director on 25 May 2010. The opening balances above and in the following table relate to the position at date of appointment.
**	Mr. Culpepper resigned from the Board on 25 May 2010.

CRH    91

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Options by price

	€31 December 2009	Granted in 2010	Lapsed in 2010	Exercised in 2010	31 December 2010			Earliest exercise date	Expiry date
15.5646	121,746	-	-	121,746	-	(a	)
15.5646	64,453	-	-	64,453	-	(b	)
16.2381	18,262	-	-	18,262	-	(b	)
16.4830	166,350	-	-	-	166,350	(c	)	March 2011	April 2011
16.4830	247,307	-	-	11,090	236,217	(d	)	March 2011	April 2011
17.7454	138,625	-	-	-	138,625	(c	)	March 2011	April 2012
17.7454	199,620	-	16,635	-	182,985	(d	)	March 2011	April 2012
11.8573	110,900	-	-	-	110,900	(c	)	March 2011	April 2013
11.8573	72,085	-	-	-	72,085	(d	)	March 2011	April 2013
11.9565	44,360	-	-	16,635	27,725	(c	)	March 2011	April 2013
11.9565	72,085	-	-	22,180	49,905	(d	)	March 2011	April 2013
15.0674	66,540	-	-	-	66,540	(c	)	March 2011	April 2014
15.0674	68,758	-	-	-	68,758	(d	)		April 2014
15.0854	44,360	-	-	16,635	27,725	(c	)	March 2011	April 2014
15.0854	72,085	-	22,180	-	49,905	(d	)		April 2014
18.7463	72,085	-	-	-	72,085	(c	)	March 2011	April 2015
18.8545	44,360	-	16,635	-	27,725	(c	)	March 2011	April 2015
26.1493	124,763	-	19,408	-	105,355	(c	)		April 2016
22.3892	221,800	-	-	-	221,800	(c	)		June 2016
29.4855	86,502	-	-	-	86,502	(c	)		April 2017
29.8643	58,223	-	22,180	-	36,043	(c	)		April 2017
21.5235	166,177	-	22,180	-	143,997	(c	)		April 2018
16.58	130,000	-	-	-	130,000	(c	)		April 2019
17.30	35,000	-	35,000	-	-	(c	)		April 2019
18.39	-	250,000	-	-	250,000	(e	)		May 2020
18.3946	5,256	-	-	-	5,256	(f	)	July 2013	December 2013
	2,451,702	250,000	154,218	271,001	2,276,483

The market price of the Company’s shares at 31 December 2010 was €15.50 and the range during 2010 was €11.51 to €22.00.

(a)	Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.
(c)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.
(d)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manfacturing companies. If below the 75th percentile, these options are not exercisable.
(e)	Granted under the 2010 share option scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The option will lapse if EPS growth over the three year target period is less than 12.5% compounded over the period. 20% of the option will be exercisable if compound EPS growth is equal to 12.5%, while 100% will be exercisable if compound EPS growth is equal to 27.5%. Subject to any reduction which the Remuneration Committee deems appropriate, options will vest between 20% and 40% on a straight-line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight-line basis if compound growth is between 17.5% and 27.5%.
(f)	Granted under the 2000 savings-related share option scheme.

92    CRH

CONSOLIDATED FINANCIAL STATEMENTS

CRH    93

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

94    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS - Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company:

We have audited the accompanying Consolidated Balance Sheets of CRH public limited company as of 31 December 2010 and 2009, and the related Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for each of the three years in the period ended 31 December 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at 31 December 2010 and 2009, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH public limited company’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 30 March 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

30 March 2011

CRH    95

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS - Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company:

We have audited CRH public limited company’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO criteria”). CRH public limited company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended 31 December 2010, which are included in the 2010 Consolidated Financial Statements of CRH public limited company and constituted 2.6% and 4.3% of total and net assets, respectively, as of 31 December 2010 and 1.0% and 2.0% of revenues and net profit, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH public limited company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2010.

In our opinion, CRH public limited company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 Consolidated Financial Statements of CRH public limited company and our report dated 30 March 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

30 March 2011

96    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement

for the financial year ended 31 December 2010

		2010 €m	2009 €m	2008 €m
Notes
1	Revenue	17,173	17,373	20,887
3	Cost of sales	(12,363)	(12,510)	(14,738)
	Gross profit	4,810	4,863	6,149
3	Operating costs	(4,112)	(3,908)	(4,308)
1,4,6	Group operating profit	698	955	1,841
1,5	Profit on disposals	55	26	69
	Profit before finance costs	753	981	1,910
9	Finance costs	(380)	(419)	(503)
9	Finance revenue	133	122	160
10	Group share of associates’ profit after tax	28	48	61
1	Profit before tax	534	732	1,628
11	Income tax expense	(95)	(134)	(366)
	Group profit for the financial year	439	598	1,262

	Profit attributable to:
	Equity holders of the Company	432	592	1,248
	Non-controlling interests	7	6	14
	Group profit for the financial year	439	598	1,262

13	Basic earnings per Ordinary Share	61.3c	88.3c	210.2c

13	Diluted earnings per Ordinary Share	61.2c	87.9c	209.0c

	All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2010

		2010 €m	2009 €m	2008 €m
Notes
	Group profit for the financial year	439	598	1,262

	Other comprehensive income
	Currency translation effects	519	(96)	(97)
28	Actuarial loss on Group defined benefit pension obligations	(33)	(67)	(348)
24	Gains/(losses) relating to cash flow hedges	10	15	(28)
11	Tax on items recognised directly within other comprehensive income	4	18	71
	Net income/(expense) recognised directly within other comprehensive income	500	(130)	(402)
	Total comprehensive income for the financial year	939	468	860

	Attributable to:
	Equity holders of the Company	927	462	847
	Non-controlling interests	12	6	13
	Total comprehensive income for the financial year	939	468	860

CRH    97

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

as at 31 December 2010

		2010 €m	2009 €m
Notes
	ASSETS
	Non-current assets
14	Property, plant and equipment	8,892	8,535
15	Intangible assets	4,305	4,095
16	Investments accounted for using the equity method	1,037	962
16	Other financial assets	149	128
24	Derivative financial instruments	194	244
27	Deferred income tax assets	385	337
	Total non-current assets	14,962	14,301

	Current assets
17	Inventories	2,187	2,008
18	Trade and other receivables	2,419	2,454
	Current income tax recoverable	112	77
24	Derivative financial instruments	14	5
22	Liquid investments	37	66
22	Cash and cash equivalents	1,730	1,372
	Total current assets	6,499	5,982

	Total assets	21,461	20,283

	EQUITY
	Capital and reserves attributable to the Company’s equity holders
29	Equity share capital	244	241
29	Preference share capital	1	1
29	Share premium account	3,915	3,778
29	Treasury Shares and own shares	(199)	(279)
	Other reserves	147	128
	Foreign currency translation reserve	(226)	(740)
	Retained income	6,446	6,508
		10,328	9,637
	Non-controlling interests	83	73
	Total equity	10,411	9,710

	LIABILITIES
	Non-current liabilities
23	Interest-bearing loans and borrowings	4,695	4,943
24	Derivative financial instruments	33	78
27	Deferred income tax liabilities	1,693	1,519
19	Trade and other payables	163	167
28	Retirement benefit obligations	474	454
26	Provisions for liabilities	253	240
	Total non-current liabilities	7,311	7,401

	Current liabilities
19	Trade and other payables	2,686	2,471
	Current income tax liabilities	199	192
23	Interest-bearing loans and borrowings	666	381
24	Derivative financial instruments	54	8
26	Provisions for liabilities	134	120
	Total current liabilities	3,739	3,172

	Total liabilities	11,050	10,573

	Total equity and liabilities	21,461	20,283

98    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2010

		Attributable to the equity holders of the Company
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non- controlling interests €m	Total equity €m
Notes
	At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
	Group profit for the financial year	-	-	-	-	-	432	7	439
	Other comprehensive income	-	-	-	-	514	(19)	5	500
	Total comprehensive income	-	-	-	-	514	413	12	939
29	Issue of share capital (net of expenses)	3	137	-	-	-	-	-	140
8	Share-based payment expense
	- share option schemes	-	-	-	9	-	-	-	9
	- Performance Share Plan (PSP)	-	-	-	10	-	-	-	10
11	Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
	Treasury/own shares reissued	-	-	80	-	-	(80)	-	-
	Share option exercises	-	-	-	-	-	45	-	45
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(438)	(6)	(444)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	6	6
	Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
	At 31 December 2010	245	3,915	(199)	147	(226)	6,446	83	10,411

	The equivalent disclosure for the prior years are as follows:

	At 1 January 2009	187	2,448	(378)	87	(644)	6,387	70	8,157
	Group profit for the financial year	-	-	-	-	-	592	6	598
	Other comprehensive income	-	-	-	-	(96)	(34)	-	(130)
	Total comprehensive income	-	-	-	-	(96)	558	6	468
29	Issue of share capital (net of expenses)	55	1,330	-	-	-	-	-	1,385
8	Share-based payment expense
	- share option schemes	-	-	-	18	-	-	-	18
	- Performance Share Plan (PSP)	-	-	-	10	-	-	-	10
	Reclassification of Performance Share Plan expense	-	-	(13)	13	-	-	-	-
11	Tax relating to share-based payment expense	-	-	-	-	-	3	-	3
	Treasury/own shares reissued	-	-	114	-	-	(114)	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(2)	-	-	-	-	(2)
	Share option exercises	-	-	-	-	-	60	-	60
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(386)	(7)	(393)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	4	4
	At 31 December 2009	242	3,778	(279)	128	(740)	6,508	73	9,710

	At 1 January 2008	187	2,420	(19)	70	(547)	5,843	66	8,020
	Group profit for the financial year	-	-	-	-	-	1,248	14	1,262
	Other comprehensive income	-	-	-	-	(97)	(305)	-	(402)
	Minority interest profit attributable to associates	-	-	-	-	-	-	(1)	(1)
	Total comprehensive income	-	-	-	-	(97)	943	13	859
29	Issue of share capital (net of expenses)	-	28	-	-	-	-	-	28
8	Share-based payment expense
	- share option schemes	-	-	-	17	-	-	-	17
	- Performance Share Plan (PSP)	-	-	7	-	-	-	-	7
11	Tax relating to share-based payment expense	-	-	-	-	-	(13)	-	(13)
29	Shares acquired by CRH plc (Treasury Shares)	-	-	(411)	-	-	-	-	(411)
	Treasury/own shares reissued	-	-	48	-	-	(48)	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
	Share option exercises	-	-	-	-	-	31	-	31
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(369)	(5)	(374)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	(4)	(4)
	At 31 December 2008	187	2,448	(378)	87	(644)	6,387	70	8,157

CRH    99

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2010

		2010 €m	2009 €m	2008 €m
Notes
	Cash flows from operating activities
	Profit before tax	534	732	1,628
9	Finance costs (net)	247	297	343
10	Group share of associates’ profit after tax	(28)	(48)	(61)
5	Profit on disposals	(55)	(26)	(69)
	Group operating profit	698	955	1,841
3	Depreciation charge (including impairments)	786	794	781
3	Amortisation of intangible assets (including impairments)	131	54	43
8	Share-based payment expense	19	28	24
	Other movements	(35)	(37)	(15)
20	Net movement on working capital and provisions	142	740	(84)
	Cash generated from operations	1,741	2,534	2,590
	Interest paid (including finance leases)	(283)	(294)	(371)
25	Decrease in liquid investments	33	65	175
	Corporation tax paid	(100)	(104)	(322)
	Net cash inflow from operating activities	1,391	2,201	2,072

	Cash flows from investing activities
5	Proceeds from business and non-current asset disposals	188	103	168
	Interest received	35	31	51
	Dividends received from associates	51	38	42
14	Purchase of property, plant and equipment	(466)	(532)	(1,039)
31	Acquisition of subsidiaries and joint ventures (net of cash acquired)	(436)	(174)	(777)
16	Investments in and advances to associates	(49)	(235)	(156)
16	Advances to joint ventures and purchase of trade investments	(18)	(9)	(50)
20	Deferred and contingent acquisition consideration paid	(27)	(37)	(34)
20	Decrease/(increase) in finance-related receivables	115	(115)	-
	Net cash outflow from investing activities	(607)	(930)	(1,795)

	Cash flows from financing activities
29	Proceeds from issue of shares (net)	-	1,237	6
	Proceeds from exercise of share options	45	60	31
	Acquisition of non-controlling interests	(2)	-	-
	Increase in interest-bearing loans, borrowings and finance leases	566	757	1,382
	Net cash flow arising from derivative financial instruments	82	16	(100)
	Treasury/own shares purchased	-	(2)	(414)
	Repayment of interest-bearing loans, borrowings and finance leases	(885)	(2,501)	(1,024)
12	Dividends paid to equity holders of the Company	(298)	(238)	(347)
12	Dividends paid to non-controlling interests	(6)	(7)	(5)
	Net cash outflow from financing activities	(498)	(678)	(471)

	Increase/(decrease) in cash and cash equivalents	286	593	(194)

	Reconciliation of opening to closing cash and cash equivalents
25	Cash and cash equivalents at 1 January	1,372	799	1,006
	Translation adjustment	72	(20)	(13)
	Increase/(decrease) in cash and cash equivalents	286	593	(194)
25	Cash and cash equivalents at 31 December	1,730	1,372	799

100    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

(including key accounting estimates and assumptions)

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

Certain prior year amounts and disclosures have been amended to conform to current year presentation.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2010 financial year-end:

•	IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions effective 1 January 2010

•

IFRS 3 Business Combinations (revised) and IAS 27 Consolidated and Separate Financial Statements (revised) effective 1 July 2009 including consequential amendments to IFRS 7, IAS 21, IAS 28, IAS 31 and IAS 39

•	IAS 39 Financial Instruments: Recognition and Measurement - Eligible Hedged Items (amendment) effective 1 July 2009

•	IFRIC 17 Distributions of Non-cash Assets to Owners effective 1 July 2009

•	Improvements to IFRSs (May 2008) - amendment to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

•	Improvements to IFRSs (April 2009) - amendments applicable in respect of the 2010 financial year-end

IFRS 3 (revised) has been applied to business combinations for which the acquisition date is on or after 1 January 2010. IAS 27 (revised) has also been applied effective 1 January 2010. The most significant changes to the previous accounting policies upon adoption of these revised accounting standards are as follows:

IFRS 3

•	acquisition-related costs which previously would have been included in the cost of a business combination are now expensed within operating costs as incurred;

•

any changes to the cost of a business combination, including contingent consideration, resulting from events after the date of acquisition are recognised in profit or loss. Such changes would previously have resulted in an adjustment to goodwill (changes to contingent consideration which arose in respect of acquisitions occurring prior to 1 January 2010 will continue to be adjusted against goodwill);

•	any pre-existing equity interest in the acquired entity is remeasured at fair value at the date of obtaining control, with any resulting gain or loss recognised in profit or loss.

CRH    101

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

IAS 27

•

any changes in the Group’s ownership interest subsequent to the date of obtaining control and any changes in the Group’s ownership interest that do not result in a loss of control are recognised directly in equity, with no adjustment to goodwill;

•	losses are allocated to non-controlling interests even if they exceed the non-controlling interest’s share of equity in the subsidiary.

With the exception of IFRS 3 (revised) and IAS 27 (revised), the application of the other standards and interpretations noted above did not result in material changes in the Group’s Consolidated Financial Statements.

IFRS and IFRIC Interpretations effective in respect of the 2011 financial year-end

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

•	IAS 24 Related Party Disclosures (amendment) effective 1 January 2011

•	IAS 32 Financial Instruments: Presentation - Classification of Rights Issues (amendment) effective 1 February 2010

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment) effective 1 January 2011

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments effective 1 July 2010

•	Improvements to IFRSs (May 2010) - amendments applying in respect of the 2011 financial year-end

The standards and interpretations addressed above will be applied for the purposes of the Group Consolidated Financial Statements with effect from the dates listed. Their application is not currently envisaged to have a material impact on the Group’s Consolidated Financial Statements.

IFRS and IFRIC Interpretations effective subsequent to the 2011 financial year-end

•	IFRS 9 Financial Instruments effective 1 January 2013

•	IAS 12 Income Taxes (amendment) effective 1 January 2012

IFRS 9 as issued reflects the initial phases of the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities. In subsequent phases, hedge accounting and derecognition will be addressed. The adoption of the initial phases of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets and financial liabilities; which will be quantified in conjunction with the other phases when issued.

The IAS 12 amendment is not anticipated to have a material impact on the Group’s Consolidated Financial Statements.

Key Accounting Policies which involve Estimates and Assumptions

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management believes that the estimates and assumptions upon which it relies are reasonable based on the information available to it at the time that those estimates and assumptions are made. In some cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and does not require management’s judgement in its application.

The critical accounting policies which involve significant estimates or assumptions, the actual outcome of which could have a material impact on the Group’s results and financial position, are:

Provisions for liabilities - Note 26

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a

102    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Rationalisation and redundancy provisions

Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures, are necessary for restructuring and exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

Environmental and remediation provisions

The measurement of environmental and remediation provisions is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. The environmental and remediation liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Due to the inherent uncertainties described above, many of which are not under management’s control, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

Legal contingencies

The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Retirement benefit obligations - Note 28

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

CRH    103

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Assumptions

The assumptions underlying the actuarial valuations from which the amounts recognised in the Consolidated Financial Statements are determined (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities are contained in note 28 to the Consolidated Financial Statements.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods.

Taxation - current and deferred - Notes 11 and 27

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted for the period. Any interest or penalties arising are included within current tax. Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; in addition deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

104    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not subject to discounting.

Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profits will be available against which the temporary differences can be utilised. The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

The Group’s income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made.

Property, plant and equipment - Note 14

The Group’s accounting policy for property, plant and equipment is considered critical because the carrying value of €8,892 million at 31 December 2010 represents a significant portion (41%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

In the application of the Group’s accounting policy, judgement is exercised by management in the determination of residual values and useful lives. Depreciation and depletion is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

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

Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis.

Impairment of long-lived assets and goodwill - Notes 14 and 15

Impairment of property, plant and equipment and goodwill

The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the

CRH    105

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

carrying values may not be recoverable. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), an impairment loss is recognised by writing down the assets or cash-generating units to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount.

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill is provided in notes 14 and 15 to the Consolidated Financial Statements.

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

Other Significant Accounting Policies

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Parent Company and all subsidiaries, joint ventures and associates, drawn up to 31 December each year. The financial year-ends of the Group’s subsidiaries, joint ventures and associates are co-terminous.

Subsidiaries

The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which the Group loses control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control. A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Non-controlling interests represent the portion of the equity of a subsidiary not attributable either directly or indirectly to the Parent Company and are presented separately in the Consolidated Income Statement and within equity in the Consolidated Balance Sheet, distinguished from Parent Company shareholders’ equity. Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions. On an acquisition by acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

106    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Joint ventures - Note 2

The Group’s share of results and net assets of joint ventures (jointly controlled entities which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement) are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalised and are derecognised when joint control ceases. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Loans to joint ventures (after proportionate elimination) are classified as loans and receivables within financial assets and are recorded at amortised cost.

Associates - Note 10

Entities other than subsidiaries and joint ventures in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise significant influence, are accounted for as associates using the equity method and are included in the Consolidated Financial Statements from the date on which significant influence is deemed to arise until the date on which such influence ceases to exist. Under the equity method, the Consolidated Income Statement reflects the Group’s share of profit after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. If necessary, impairment losses on the carrying amount of an investment are reported within the Group’s share of associates’ profit after tax in the Consolidated Income Statement. If the Group’s share of losses exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

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

Revenue recognition

Revenue represents the value of goods and services supplied and excludes trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that revenue and related costs incurred or to be incurred are subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts

The Group engages primarily in the performance of fixed price contracts, as opposed to cost plus contracts, and recognises revenue in accordance with the percentage-of-completion method, with the completion percentage being computed generally by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated costs of the contract.

Contract costs are recognised as incurred. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Revenue and/or costs in respect of variations or contracts claims and incentive payments, to the extent that they arise, are recognised when it is probable that the amount, which can be measured reliably, will be recovered from/paid to the customer.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress towards completion, estimates are revised. These revisions may result in increases or decreases in revenue or costs and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

CRH    107

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Segment reporting - Note 1

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision-Maker who is responsible for allocating resources and assessing performance of the operating segments.

Share-based payments - Note 8

The Group operates both share option schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors’ Remuneration on pages 83 to 85. The Group’s employee share options and shares awarded under the Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-Based Payment.

Share options

For share option awards, the Group measures the services received and the corresponding increase in equity at fair value at the grant date using the trinomial model (a lattice option-pricing model in accordance with IFRS 2). Fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The share options granted by the Company are at market value at date of grant and are not subject to market-based vesting conditions within the meaning of IFRS 2.

The cost is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The Consolidated Income Statement expense/credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period. The cumulative charge to the Consolidated Income Statement is reversed only where the performance condition is not met or where an employee in receipt of share options leaves service prior to completion of the expected vesting period and those options forfeit in consequence.

No expense is recognised for awards that do not ultimately vest, except for share-based payments where vesting is conditional upon a non-vesting condition which is treated as vesting irrespective of whether or not it is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an award is cancelled, it is treated as if it is vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. All cancellations of awards are treated equally.

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

Awards under the Performance Share Plan

The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique and is expensed in the Consolidated Income Statement over the vesting period. The

108    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Performance Share Plan contains inter alia a total shareholder return-based (and hence market-based) vesting condition; accordingly, the fair value assigned to the related equity instruments at the grant date is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Business combinations (acquisitions on or after 1 January 2010) - Note 31*

The Group applies the acquisition method in accounting for business combinations. The cost of an acquisition is measured as the aggregate of the consideration transferred (excluding amounts relating to the settlement of pre-existing relationships), the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree. Transaction costs that the Group incurs in connection with a business combination are expensed as incurred.

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date at fair value. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

The assets and liabilities (and contingent liabilities, if relevant) arising on business combination activity are measured at their acquisition-date fair values. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

Goodwill - Note 15

Goodwill arising on a business combination is initially measured at cost being the excess of the cost of an acquisition over the net identifiable assets and liabilities assumed at the date of acquisition and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. If the cost of the acquisition is lower than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance recognised immediately in the Consolidated Income Statement.

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheet, net of any impairments. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Consolidated Balance Sheet.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary is included in the determination of the net profit or loss on disposal/termination.

Intangible assets (other than goodwill) arising on business combinations - Note 15

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition) to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably.

*	The most significant changes to the previous accounting policy in respect of business combinations are as detailed on pages 101 and 102.

CRH    109

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Other financial assets - Note 16

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

Leases - Notes 4 and 30

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts - Note 17

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

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution. Estimates of net realisable value are based on the most reliable evidence available at the time the estimates are made, taking into consideration fluctuations of price or cost directly relating to events occurring after the end of the period, the likelihood of short-term changes in buyer preferences, product obsolescence or perishability (all of which are generally low given the nature of the Group’s products) and the purpose for which the inventory is held. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost.

Amounts recoverable on construction contracts, which are included in receivables, are stated at the net invoiced value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure directly related to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

110    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Trade and other receivables - Note 18

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Income Statement on identification.

Cash and cash equivalents - Note 22

Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition and are subject to insignificant risk of changes in value. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

Liquid investments - Note 22

Liquid investments comprise short-term deposits and current asset investments of less than one year in duration. As the maturity of these investments is greater than three months, these investments are treated as financial assets and are categorised as either “held-for-trading” or “loans and receivables”. Where relevant, the fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

Derivative financial instruments and hedging practices - Note 24

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

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, changes in fair values are reported in the Consolidated Income Statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account interest and currency rates at that date and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

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

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the remeasurement of the hedging instrument to fair value is reported in the Consolidated Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Consolidated Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Consolidated Income Statement with the objective of achieving full amortisation by maturity.

CRH    111

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income with the ineffective portion being reported in the Consolidated Income Statement. The associated gains or losses that had previously been recognised as other comprehensive income are transferred to the Consolidated Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Consolidated Income Statement.

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

Interest-bearing loans and borrowings - Note 23

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

Share capital and dividends - Notes 12 and 29

Treasury Shares and own shares

Ordinary Shares acquired by the Parent Company or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plan are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company’s Ordinary Shares.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Consolidated Financial Statements in the period in which they are declared by the Parent Company.

112    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the Consolidated Income Statement.

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement.

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

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2010	2009	2008	2010	2009	2008
US Dollar	1.3257	1.3948	1.4708	1.3362	1.4406	1.3917
Pound Sterling	0.8578	0.8909	0.7963	0.8608	0.8881	0.9525
Polish Zloty	3.9947	4.3276	3.5121	3.9750	4.1045	4.1535
Ukrainian Hryvnya	10.5478	11.2404	7.7046	10.5676	11.4738	10.8410
Swiss Franc	1.3803	1.5100	1.5874	1.2504	1.4836	1.4850
Canadian Dollar	1.3651	1.5850	1.5594	1.3322	1.5128	1.6998
Argentine Peso	5.1898	5.2111	4.6443	5.2744	5.4885	4.7924
Turkish Lira	1.9965	2.1631	1.9064	2.0694	2.1547	2.1488
Indian Rupee	60.5878	67.4271	63.7652	59.7580	66.9539	67.5553

CRH    113

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Notes on Consolidated Financial Statements

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

The Chief Operating Decision-Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation and amortisation (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis on the next page.

There are no asymmetrical allocations to reporting segments which would require disclosure.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

114    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31 December
	Materials			Products			Distribution			Total Group
	2010 €m	2009 € m	2008 € m	2010 €m	2009 € m	2008 € m	2010 €m	2009 € m	2008 € m	2010 €m	2009 € m	2008 € m
Revenue
Europe	2,665	2,749	3,696	2,817	3,002	3,686	3,566	3,633	3,812	9,048	9,384	11,194
Americas	4,417	4,280	5,007	2,469	2,536	3,243	1,239	1,173	1,443	8,125	7,989	9,693
	7,082	7,029	8,703	5,286	5,538	6,929	4,805	4,806	5,255	17,173	17,373	20,887

Group operating profit before depreciation and amortisation (EBITDA (as defined)*)
Europe	423	434	806	198	283	392	214	204	258	835	921	1,456
Americas	566	670	724	154	173	369	60	39	116	780	882	1,209
	989	1,104	1,530	352	456	761	274	243	374	1,615	1,803	2,665

Depreciation and amortisation (including asset impairment charges)
Europe	172	177	175	187	167	168	79	67	64	438	411	407
Americas	278	263	262	178	150	131	23	24	24	479	437	417
	450	440	437	365	317	299	102	91	88	917	848	824

Group operating profit
Europe	251	257	631	11	116	224	135	137	194	397	510	1,049
Americas	288	407	462	(24)	23	238	37	15	92	301	445	792
	539	664	1,093	(13)	139	462	172	152	286	698	955	1,841

Profit on disposals (i)										55	26	69
Finance costs (net)										(247)	(297)	(343)
Group share of associates’ profit after tax (ii)										28	48	61
Profit before tax										534	732	1,628

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Asset impairment charges of €102 million (2009: €41 million; 2008: €14 million) relate to Europe Materials €nil million (2009: €9 million; 2008: €nil million), Europe Products €54 million (2009: €19 million; 2008: €12 million), Europe Distribution €8 million (2009: €nil million; 2008: €nil million) and Americas Products €40 million (2009: €13 million; 2008: €2 million).

	Continuing operations - year ended 31 December
	Materials			Products			Distribution			Total Group
	2010 €m	2009 € m	2008 € m	2010 €m	2009 € m	2008 € m	2010 €m	2009 € m	2008 € m	2010 €m	2009 € m	2008 € m

(i) Profit on disposals
Europe	4	4	16	13	1	15	21	5	15	38	10	46
Americas	17	17	20	-	(1)	2	-	-	1	17	16	23
	21	21	36	13	-	17	21	5	16	55	26	69

(ii) Group share of associates’ profit after tax (note 10)
Europe	35	39	45	1	1	5	(9)	7	11	27	47	61
Americas	1	1	-	-	-	-	-	-	-	1	1	-
	36	40	45	1	1	5	(9)	7	11	28	48	61

CRH    115

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	Continuing operations - year ended 31 December
	Materials		Products		Distribution		Total Group
	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m

Total assets
Europe	4,403	4,224	2,735	2,879	2,233	1,991	9,371	9,094
Americas	5,495	5,166	2,279	2,221	658	611	8,432	7,998
	9,898	9,390	5,014	5,100	2,891	2,602	17,803	17,092

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method							1,037	962
Other financial assets							149	128
Derivative financial instruments (current and non-current)							208	249
Income tax assets (current and deferred)							497	414
Liquid investments							37	66
Cash and cash equivalents							1,730	1,372
Total assets as reported in the Consolidated Balance Sheet							21,461	20,283

Total liabilities
Europe	1,043	963	811	805	530	457	2,384	2,225
Americas	706	722	437	354	183	151	1,326	1,227
	1,749	1,685	1,248	1,159	713	608	3,710	3,452

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)							5,361	5,324
Derivative financial instruments (current and non-current)							87	86
Income tax liabilities (current and deferred)							1,892	1,711
Total liabilities as reported in the Consolidated Balance Sheet							11,050	10,573

C. Operating segments disclosures - other items

		Continuing operations - year ended 31 December
		Materials			Products			Distribution			Total Group
		2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Additions to non-current assets
Europe	Property, plant and equipment (note 14)	167	260	429	54	51	106	45	42	70	266	353	605
	Financial assets (note 16)	53	235	1	2	-	-	8	1	157	63	236	158
Americas	Property, plant and equipment (note 14)	144	125	304	51	51	121	5	3	9	200	179	434
	Financial assets (note 16)	4	8	48	-	-	-	-	-	-	4	8	48
		368	628	782	107	102	227	58	46	236	533	776	1,245

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,187 million (2009: €3,252 million; 2008: €3,593 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, and are for the most part short-term in nature and are generally completed within the same financial reporting period.

Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent

116    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

entities is described in greater detail in note 32. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

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

	Year ended 31 December			As at 31 December
	Revenue by destination			Non-current assets
	2010 €m	2009 €m	2008 €m	2010 €m	2009 € m
Country of domicile - Republic of Ireland	365	500	870	557	569
Benelux (mainly the Netherlands)	2,495	2,762	3,070	1,384	1,458
Americas (mainly the United States)	8,137	7,997	9,702	6,576	6,200
Other	6,176	6,114	7,245	5,866	5,493
Group totals	17,173	17,373	20,887	14,383	13,720

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group each have a large number of customers spread across various activities, end-uses and geographies.

2. Proportionate Consolidation of Joint Ventures

The Group’s share of the income and expenses of its joint ventures for the years ended 31 December 2010, 2009 and 2008, the assets and liabilities as at 31 December 2010 and 2009 and future purchase commitments for property, plant and equipment, which are proportionately consolidated in the Consolidated Financial Statements, are as follows:

Impact on Consolidated Income Statement

	2010 €m	2009 € m	2008 € m

Group share of:
Revenue	1,061	1,095	1,172
Cost of sales	(744)	(768)	(806)
Gross profit	317	327	366
Operating costs	(249)	(233)	(229)
Operating profit	68	94	137
Profit on disposals	1	1	1
Profit before finance costs	69	95	138
Finance costs (net)	(7)	(7)	(13)
Profit before tax	62	88	125
Income tax expense	(21)	(19)	(26)
Group profit for the financial year	41	69	99

Depreciation	60	55	50

CRH    117

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

2. Proportionate Consolidation of Joint Ventures continued

Impact on Consolidated Balance Sheet

	2010 €m	2009 € m

Group share of:
Non-current assets	1,324	1,319
Current assets	332	395
Total assets	1,656	1,714

Total equity	1,116	1,158

Non-current liabilities	371	330
Current liabilities	169	226

Total liabilities	540	556

Total equity and liabilities	1,656	1,714

Net debt included above	93	114

Future purchase commitments for property, plant and equipment

Contracted for but not provided in the financial statements	31	15

Authorised by the Directors but not contracted for	120	120

A listing of the principal joint ventures is contained in Exhibit 8 to this Annual Report.

3. Cost Analysis

	2010 €m	2009 € m	2008 € m

Cost of sales analysis

Raw materials and goods for resale	7,165	6,859	8,226
Employment costs (note 7)	1,869	1,834	2,061
Energy	694	582	968
Repairs and maintenance	410	370	513
Depreciation, amortisation and impairment (i)	601	570	563
Change in inventory (note 20)	(16)	442	(173)
Other production expenses*	1,640	1,853	2,580
Total	12,363	12,510	14,738

* Other production expenses primarily include equipment rental, sub-contractor costs and haulage.

Operating costs analysis
Selling and distribution costs	2,574	2,410	2,753
Administrative expenses	1,390	1,392	1,486
Other operating expenses	169	112	82
Other operating income	(21)	(6)	(13)
Total	4,112	3,908	4,308

118    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

3. Cost Analysis continued

(i) Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Depreciation and depletion (note 14)	601	570	563	170	194	204	771	764	767
Impairment of property, plant and equipment (note 14)	-	-	-	15	30	14	15	30	14
Impairment of intangible assets (note 15)	-	-	-	87	11	-	87	11	-
Amortisation of intangible assets (note 15)	-	-	-	44	43	43	44	43	43
Total	601	570	563	316	278	261	917	848	824

	2010 €m	2009 €m	2008 €m
Foreign exchange gains and losses (net)
- included in cost of sales	1	-	-
- included in operating costs	(2)	2	(6)
Total	(1)	2	(6)

4. Operating Profit Disclosures

	2010 €m	2009 €m	2008 €m

Operating lease rentals*

- hire of plant and machinery	90	86	104
- land and buildings	161	152	145
- other operating leases	42	44	36
Total	293	282	285

Auditors’ remuneration*

Fees for professional services provided by the Group’s independent auditors in respect of each of the following categories were:

Audit fees (i)	13	13	14
Audit-related fees (ii)	3	1	2
Tax fees	1	1	1
All other fees	-	-	-
Total	17	15	17

(i)	Audit fees include Sarbanes-Oxley attestation but exclude €2 million (2009: €2 million; 2008: €2 million) paid to auditors other than the Group’s auditors.

(ii)	Audit-related fees include attestation services that are closely related to the performance of the audit.

*	Includes the Group’s proportionate share of amounts in joint ventures.

CRH    119

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

5. Profit on Disposals

	Business disposals			Non-current asset disposals			Total
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Assets/(liabilities) disposed of at net carrying amount:
- property, plant and equipment (note 14)	49	-	-	84	68	81	133	68	81
- intangible assets (note 15)	7	-	-	1	1	1	8	1	1
- financial assets (note 16)	-	-	-	7	8	17	7	8	17
- working capital and provisions (note 20)	17	-	-	-	-	-	17	-	-
- deferred tax (note 27)	(11)	-	-	-	-	-	(11)	-	-
- pensions (note 28)	(5)	-	-	-	-	-	(5)	-	-
Net assets disposed	57	-	-	92	77	99	149	77	99
Proceeds from disposals (net of disposal costs)	51	-	-	137	103	168	188	103	168
Profit on step acquisition (note 31)	16	-	-	-	-	-	16	-	-
Profit on disposals	10	-	-	45	26	69	55	26	69

6. Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors’ Remuneration on pages 82 to 92 of this Annual Report.

7. Employment

The average number of employees (including the Group’s proportionate share of employees in joint ventures) is as follows:

Year ended 31 December 2010	Materials	Products	Distribution	Total Group

Europe	11,891	17,787	10,639	40,317
Americas	17,751	15,103	3,247	36,101
Total	29,642	32,890	13,886	76,418

Year ended 31 December 2009
Europe	12,599	18,454	10,997	42,050
Americas	18,075	16,349	3,348	37,772
Total	30,674	34,803	14,345	79,822

Year ended 31 December 2008
Europe	14,560	21,265	11,499	47,324
Americas	22,028	20,227	3,993	46,248
Total	36,588	41,492	15,492	93,572

120    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

7. Employment continued

Employment costs charged in the Consolidated Income Statement (including the Group’s proportionate share of joint ventures’ costs) are analysed as follows:

	2010 €m	2009 €m	2008 €m
Wages and salaries	2,722	2,711	3,077
Social welfare costs	337	340	377
Other employment-related costs	385	418	401
Share-based payment expense (note 8)	19	28	24
Total pension costs (note 28)	173	179	176
Total	3,636	3,676	4,055

Total charge analysed between:
Cost of sales	1,869	1,834	2,061
Operating costs	1,762	1,834	2,009
Profit on disposals - applicable to defined benefit pension schemes (note 5)	(5)	-	-
Finance costs (net) - applicable to defined benefit pension schemes (note 9)	10	8	(15)
Total	3,636	3,676	4,055

8. Share-based Payment Expense

	2010 €m	2009 €m	2008 €m
Share option expense	9	18	17
Performance Share Plan expense	10	10	7
	19	28	24

€2 million (2009: €2 million; 2008: €1 million) of the total expense reported in the Consolidated Income Statement relates to the Directors. The expense reflected in operating costs in the Consolidated Income Statement amounts to €19 million (2009: €28 million; 2008: €24 million).

Share option schemes

In May 2010, shareholders approved the adoption of new share option schemes, which replace schemes approved by shareholders in May 2000. Shareholders also approved the adoption of new savings-related share option schemes in May 2010, which replace the existing savings-related share option schemes approved by shareholders in May 2000. The general terms and conditions applicable to the new share option and savings-related share option schemes were set out in a circular issued to shareholders on 31 March 2010, a copy of which is available on www.crh.com.

All unexercised options and share awards under the Group’s various share plans have been adjusted for the bonus element of the Rights Issue completed in March 2009 - see note 29 (iii).

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average exercise price	Number of options 2010	Weighted average exercise price	Number of options 2009	Weighted average exercise price	Number of options 2008
Outstanding at beginning of year	€19.21	24,626,022	€21.03	24,025,246	€20.38	23,304,553
Rights Issue adjustment - March 2009	n/a	-	n/a	2,594,915	n/a	-
Granted (a)	€18.39	3,343,700	€16.93	2,596,000	€23.87	2,912,000
Exercised (b)	€15.36	(2,624,284)	€14.92	(3,562,399)	€15.89	(1,558,866)
Lapsed	€21.14	(1,829,917)	€21.92	(1,027,740)	€22.89	(632,441)
Outstanding at end of year	€19.38	23,515,521	€19.21	24,626,022	€21.03	24,025,246

Exercisable at end of year	€16.10	8,698,585	€16.00	11,816,179	€17.53	14,118,956

CRH    121

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

8. Share-based Payment Expense continued

(a)	Pursuant to the 2010 share option scheme, which was approved by shareholders on 5 May 2010, employees were granted options over 3,343,700 (2009: 2000 share option scheme: 2,596,000; 2008: 2000 share option scheme: 2,912,000) of the Company’s Ordinary Shares on 28 May 2010. The level of vesting of these options will be determined by reference to certain performance targets (see pages 84 and 85). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

(b)	The weighted average share price at the date of exercise of these options was €18.50 (2009: €18.29; 2008: €23.53).

	2010	2009	2008
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	5.24	5.16	5.24

Euro-denominated options outstanding at the end of the year (number)	23,388,616	24,478,108	23,878,042
Range of exercise prices (€)	11.86-29.86	11.86-29.86	13.15-33.12

Sterling-denominated options outstanding at the end of the year (number)	126,905	147,914	147,204
Range of exercise prices (stg£)	8.17-20.23	8.17-20.23	9.06-22.43

The CRH share price at 31 December 2010 was €15.50 (2009: €19.01; 2008: €17.85). The following analysis shows the number of outstanding share options with prices lower/higher than the year-end share price:

	2010	2009	2008
Number of options with prices lower than year-end price:
Exercisable	3,091,771	11,816,179	6,075,620
Not exercisable	1,780,303	4,583,144	2,009,145
	4,872,074	16,399,323	8,084,765
Number of options with prices higher than year-end price:
Exercisable	5,606,814	-	8,043,336
Not exercisable	13,036,633	8,226,699	7,897,145
	18,643,447	8,226,699	15,940,481

Total options outstanding	23,515,521	24,626,022	24,025,246

Fair values

The weighted average fair values assigned to the 3-year euro-denominated options granted in 2010 under the 2010 share option scheme was €4.06 (2009: 2000 share option scheme: €3.05; 2008: 2000 Share Option Scheme: €4.46).

The fair values of these options were determined using the following assumptions:

	2010 3-year	2009 3-year	2008 3-year
Weighted average exercise price	€18.39	€16.92	€23.87
Risk-free interest rate	1.57%	2.38%	3.61%
Expected dividend payments over the expected life	€3.20	€3.20	€4.01
Expected volatility	30.8%	24.5%	21.7%
Expected life in years	5	5	5

The expected volatility was determined using a historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 share option scheme or the previously approved 2000 share option scheme during the course of 2010, 2009 or 2008 as appropriate.

122    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

8. Share-based Payment Expense continued

Details of options granted under the savings-related share option schemes

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2010		2009		2008

Outstanding at beginning of year	€13.85 / Stg£12.62	1,370,652	€21.20 / Stg£15.51	1,033,071	€18.37 / Stg£12.53	1,259,082
Rights Issue adjustment - March 2009	n/a	-	n/a	103,787	n/a	-
Granted (a)	€14.79 / Stg£13.13	213,892	€11.18 / Stg£11.36	932,491	€20.40 / Stg£16.07	520,741
Exercised (b)	€14.19 / Stg£12.61	(56,467)	€13.23 / Stg£11.18	(118,477)	€11.07 / Stg£8.34	(487,350)
Lapsed	€15.63 / Stg£13.50	(321,417)	€18.58 / Stg£14.21	(580,220)	€22.67 / Stg£15.88	(259,402)
Outstanding at end of year	€13.38 / Stg£12.53	1,206,660	€13.85 / Stg£12.62	1,370,652	€21.20 / Stg£15.51	1,033,071

Exercisable at end of year	€21.05 / Stg£13.38	1,678	€19.60 / Stg£14.14	5,193	€11.87 / Stg£10.69	20,086

(a)	Pursuant to the 2000 savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 213,892 of the Company’s Ordinary Shares on 1 April 2010 (2009: 932,491 share options on 2 April 2009; 2008: 302,405 share options on 16 May 2008 and 218,336 share options on 3 April 2008). Options granted during the year comprise options over 152,039 (2009: 511,689; 2008: 248,572) shares which are normally exercisable within a period of six months after the third anniversary of the contract. Options over the remaining 61,853 (2009: 420,802; 2008: 272,169) shares are normally exercisable within a period of six months of the fifth anniversary of the contract. Options granted under the savings-related share option schemes are not subject to EPS growth targets. The exercise price at which the options are granted under the 2000 scheme represents a discount of 15% to the market price on the date of grant. No options have been granted under the 2010 scheme as of yet.

(b)	The weighted average share price at the date of exercise of these options was €17.46 (2009: €17.71; 2008: €17.21).

	2010	2009	2008
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	2.72	3.34	2.89

Euro-denominated options outstanding at the end of the year (number)	545,175	665,886	496,634
Range of exercise prices (€)	11.18-24.25	11.18-24.25	10.63-26.89

Sterling-denominated options outstanding at the end of the year (number)	661,485	704,766	536,437
Range of exercise prices (Stg£)	11.16-16.78	11.16-16.78	7.18-18.61

Fair values

The weighted average fair values assigned to options issued under the savings-related share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in
	€ 3-year	€ 5-year	Stg£* 3-year	Stg£* 5-year
Granted during 2010 (amounts in €)	5.75	5.97	5.91	6.11
Granted during 2009 (amounts in €)	6.86	6.92	5.67	5.77
Granted during 2008 (amounts in €)	5.85	6.41	5.98	6.56

* € equivalents at the date of grant

CRH    123

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

8. Share-based Payment Expense continued

The fair values of these options were determined using the following assumptions:

	2010		2009		2008
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price	€14.61	€14.64	€12.04	€11.82	€20.72	€20.57
Risk-free interest rate	1.32%	2.13%	1.80%	2.40%	3.95%/3.58%	4.00%/3.69%
Expected dividend payments over the expected life	€1.89	€3.20	€1.89	€3.20	€2.20	€4.01
Expected volatility	33.5%	29.2%	28.1%	24.5%	21.6%/21.8%	20.9%/21.7%
Expected life in years	3	5	3	5	3	5

The expected volatility was determined using a historical sample of 37 month-end CRH share prices in respect of the three-year savings-related share options and 61 month-end share prices in respect of the five-year savings-related share options. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 savings-related share option scheme or the previously approved 2000 savings-related share option scheme during the course of 2010, 2009 or 2008 as appropriate.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006.

The expense of €10 million (2009: €10 million; 2008: €7 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

	Share price at date of award**	Period to earliest release date	Number of Shares
			Initial award	Rights Issue adjustment	Cumulative lapses/releases to date***	Net outstanding	Fair value

Granted in 2007	€33.29	3 years	594,750	60,122	(654,872)	-	€17.14

Granted in 2008	€23.45	3 years	741,000	76,331	(104,821)	712,510	€10.27

Granted in 2009	€17.00	3 years	1,658,000	-	(114,000)	1,544,000	€8.29

Granted in 2010	€18.51	3 years	1,459,750	-	(48,000)	1,411,750	€10.01

** Share prices in respect of awards prior to the Rights Issue which took place in March 2009 have not been rights adjusted.

*** In March 2010, 299,527 (50% of the initial award net of lapses and adjusted for the Rights Issue) of the shares awarded under the Performance Share Plan in 2007 vested and accordingly were released to the participants of the scheme.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2010	2009	2008
Risk-free interest rate (%)	1.32	1.77	3.49
Expected volatility (%)	33.5	28.1	21.8

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

124    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

9. Finance Costs and Finance Revenue

	2010 €m	2009 €m	2008 €m

Finance costs

Interest payable on borrowings	379	377	411
Net income on interest rate and currency swaps	(105)	(77)	(34)
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	7	133	(283)
- currency swaps and forward contracts	(7)	7	3
- fixed rate debt (i)	(19)	(135)	287
Net finance cost on gross debt including related derivatives	255	305	384

Finance revenue
Interest receivable on loans to joint ventures and associates	(3)	(3)	(4)
Interest receivable on liquid investments	(3)	(4)	(8)
Interest receivable on cash and cash equivalents	(31)	(28)	(35)
Finance income on cash/liquid investments and loans to joint ventures/associates (ii)	(37)	(35)	(47)

Net finance cost on gross debt/cash and liquid investments/loans	218	270	337

Unwinding of discount element of provisions for liabilities (note 26)	15	15	16
Unwinding of discount applicable to deferred and contingent acquisition consideration	4	4	5
Total unwinding of discounting	19	19	21

Interest cost on defined benefit pension scheme liabilities	106	95	98
Expected return on defined benefit pension scheme assets (ii)	(96)	(87)	(113)
Net pension-related finance cost	10	8	(15)

Finance costs (net)	247	297	343

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

(ii)	Included as finance revenue in the Consolidated Income Statement.

10. Group Share of Associates’ Profit after Tax

The Group’s share of associates’ profit after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement. The Group’s share of profit after tax generated by associates is analysed as follows between the principal Consolidated Income Statement captions:

	2010 €m	2009 €m	2008 €m

Group share of:
Revenue	1,070	1,029	1,006

Profit before finance costs and impairments	79	64	86
Impairments	(22)	-	-
Finance costs (net)	(9)	(5)	(3)
Profit before tax	48	59	83
Income tax expense	(20)	(11)	(22)
Profit after tax	28	48	61

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in associates is presented in note 16.

CRH    125

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

11. Income Tax Expense

Recognised within the Consolidated Income Statement	2010 €m	2009 €m	2008 €m

(a) Current tax
Republic of Ireland	5	(4)	21
Overseas	63	40	256
Total current tax	68	36	277

(b) Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	7	11	5
Share-based payment expense	4	(3)	2
Derivative financial instruments	18	(11)	(1)
Other items	(2)	101	83
Total deferred tax	27	98	89

Income tax expense reported in the Consolidated Income Statement	95	134	366

Recognised within equity

(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - defined benefit pension obligations	7	20	67
Deferred tax - cash flow hedges	(3)	(2)	4
	4	18	71

(b) Within the Consolidated Statement of Changes in Equity:
Current tax - share option exercises	1	1	2
Deferred tax - share-based payment expense	(3)	2	(15)
	(2)	3	(13)

Income tax recognised directly within equity	2	21	58

Reconciliation of applicable tax rate to effective tax rate
Profit before tax (€m)	534	732	1,628
Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	12.7%	4.9%	17.0%
- total income tax expense (current and deferred)	17.8%	18.3%	22.5%
The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Manufacturing relief in the Republic of Ireland	-	-	(0.2)
Higher tax rates on overseas earnings	2.7	3.8	10.5
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	2.6	2.0	(0.3)
Total effective tax rate	17.8	18.3	22.5

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

126    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

11. Income Tax Expense continued

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH’s investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking. Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial (with materiality defined in the context of the year-end 2010 financial statements).

Proposed dividends

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

12. Dividends

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2010 €m	2009 € m	2008 € m

Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2009: €3,175; 2008: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2009: €77,521; 2008: €77,521)	-	-	-
Equity
Final - 44.00c per Ordinary Share in May 2010 (43.74c paid in May 2009; 2008 43.28c paid in May 2008)	307	258	260
Interim - paid 18.50c per Ordinary Share (2009: 18.50c; 2008: €18.48c)	131	128	109
Total	438	386	369

Dividends proposed (memorandum disclosure)
Equity
Final 2010 - proposed 44.00c per Ordinary Share (2009: 44.00c, 2008: 43.74c)	312	307	258

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	438	386	369
Less: issue of shares in lieu of dividends (i)	(140)	(148)	(22)
Dividends paid to equity holders of the Company	298	238	347
Dividends paid by subsidiaries to non-controlling interests	6	7	5
Total dividends paid	304	245	352

(i)	In accordance with the scrip dividend scheme, shares to the value of €140 million (2009: €148 million; 2008: €22 million) were issued in lieu of dividends.

CRH    127

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2010 €m	2009 €m	2008 €m

Numerator computations - basic and diluted earnings per Ordinary Share
Group profit for the financial year	439	598	1,262
Profit attributable to non-controlling interests	(7)	(6)	(14)
Profit attributable to equity holders of the Company	432	592	1,248
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	432	592	1,248

Denominator computations			(ii)
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	704.6	670.8	593.9
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (iii)	1.0	2.7	3.3
Denominator for diluted earnings per Ordinary Share	705.6	673.5	597.2

Basic earnings per Ordinary Share	61.3c	88.3c	210.2c

Diluted earnings per Ordinary Share	61.2c	87.9c	.209.0c

(i)	Basic and diluted earnings per Ordinary Share: The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 29.

(ii)	As set out in note 29 (iii) 152,087,952 new Ordinary/Income Shares were issued in March 2009 at €8.40 per share on the basis of two new Ordinary/Income Shares for every seven existing Ordinary/Income Shares under the terms of a Rights Issue. The actual cum rights price on 3 March 2009, the last day of quotation cum rights, was €15.065, and the theoretical ex rights price for an Ordinary/Income Share was therefore €13.5839 per share. The comparative earnings per share figures have been calculated by applying a factor of 1.1090 to the average number of shares in issue for 2008 in order to adjust for the bonus element of the Rights Issue.

(iii)	The issue of certain Ordinary Shares in respect of employee share options and Performance Share Plan awards are contingent upon the satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 Earnings per Share, these contingently issuable Ordinary Shares (totalling 18,485,196 at 31 December 2010, 15,851,556 at 31 December 2009 and 13,036,617 on a rights-adjusted basis at 31 December 2008) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

128    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m

At 31 December 2010
Cost/deemed cost	6,170	7,618	828	526	15,142
Accumulated depreciation (and impairment charges)	(1,395)	(4,295)	(560)	-	(6,250)
Net carrying amount	4,775	3,323	268	526	8,892

At 1 January 2010, net carrying amount	4,465	3,355	299	416	8,535
Translation adjustment	262	183	20	24	489
Reclassifications	36	93	(2)	(127)	-
Additions at cost (ii)	50	193	17	206	466
Arising on acquisition (note 31)	171	109	33	8	321
Disposals at net carrying amount	(51)	(66)	(15)	(1)	(133)
Depreciation charge for year	(151)	(536)	(84)	-	(771)
Impairment charge for year (iii)	(7)	(8)	-	-	(15)
At 31 December 2010, net carrying amount	4,775	3,323	268	526	8,892

The equivalent disclosure for the prior year is as follows:

At 31 December 2009
Cost/deemed cost	5,710	7,113	803	416	14,042
Accumulated depreciation (and impairment charges)	(1,245)	(3,758)	(504)	-	(5,507)
Net carrying amount	4,465	3,355	299	416	8,535

At 1 January 2009, net carrying amount	4,321	3,567	380	620	8,888
Translation adjustment	(59)	(61)	(8)	(5)	(133)
Reclassifications	279	164	(2)	(441)	-
Additions at cost (ii)	70	207	17	238	532
Arising on acquisition (note 31)	46	51	9	4	110
Disposals at net carrying amount	(39)	(19)	(10)	-	(68)
Depreciation charge for year	(146)	(531)	(87)	-	(764)
Impairment charge for year (iii)	(7)	(23)	-	-	(30)
At 31 December 2009, net carrying amount	4,465	3,355	299	416	8,535

At 1 January 2009
Cost/deemed cost	5,434	6,952	847	620	13,853
Accumulated depreciation	(1,113)	(3,385)	(467)	-	(4,965)
Net carrying amount	4,321	3,567	380	620	8,888

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,974 million at the balance sheet date (2009: €1,797 million).

(ii)	Borrowing costs capitalised during the financial year amounted to €9 million (2009: €10 million; 2008: €13 million). The average capitalisation rate employed to determine the amount of borrowing costs eligible for capitalisation was 5.5% (2009: 5.5%; 2008: 5.5%).

(iii)	Property, plant and equipment assets are reviewed for potential impairment at each reporting date by applying a series of external and internal indicators specific to the assets under consideration; these indicators encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes inter alia. In the event that there is an indication that an asset (or collection of assets) may be impaired, the Group measures the potential impairment using a discounted cash flow technique and records an impairment where the recoverable amount (being the higher of fair value less costs to sell and value-in-use) is less than the carrying amount. The impairment charge for 2010 of €15 million (2009: €30 million; 2008: €14 million) represents charges across a number of business units in the Group, none of which is individually material.

CRH    129

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

14. Property, Plant and Equipment continued

Assets held under finance leases

The net carrying amount and the depreciation charge during the period in respect of assets held under finance leases were not material to the Group.

Future purchase commitments for property, plant and equipment

	2010 €m	2009 €m

Contracted for but not provided in the financial statements	305	272

Authorised by the Directors but not contracted for	143	139

15. Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m

At 31 December 2010
Cost	4,223	42	327	23	4,615
Accumulated amortisation (and impairment charges)	(110)	(25)	(166)	(9)	(310)
Net carrying amount	4,113	17	161	14	4,305

At 1 January 2010, net carrying amount	3,919	15	146	15	4,095
Translation adjustment	206	1	14	1	222
Arising on acquisition (note 31)	82	5	40	-	127
Disposals	(7)	-	(1)	-	(8)
Amortisation charge for year (ii)	-	(4)	(38)	(2)	(44)
Impairment charge for year (iii)	(87)	-	-	-	(87)
At 31 December 2010, net carrying amount	4,113	17	161	14	4,305

The equivalent disclosure for the prior year is as follows:

At 31 December 2009
Cost	3,976	35	274	22	4,307
Accumulated amortisation (and impairment charges)	(57)	(20)	(128)	(7)	(212)
Net carrying amount	3,919	15	146	15	4,095

At 1 January 2009, net carrying amount	3,884	22	185	17	4,108
Translation adjustment	(21)	(1)	(2)	-	(24)
Arising on acquisition (note 31)	64	-	2	-	66
Disposals	(1)	-	-	-	(1)
Amortisation charge for year (ii)	-	(5)	(36)	(2)	(43)
Impairment charge for year (iii)	(7)	(1)	(3)	-	(11)
At 31 December 2009, net carrying amount	3,919	15	146	15	4,095

At 1 January 2009
Cost	3,934	36	278	22	4,270
Accumulated amortisation (and impairment charges)	(50)	(14)	(93)	(5)	(162)
Net carrying amount	3,884	22	185	17	4,108

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii)	Goodwill is not subject to amortisation under IFRS. The useful lives of all other intangible assets are finite and, in general, range from one to ten years dependent on the nature of the asset.

(iii)

A goodwill impairment charge of €87 million (2009: €7 million; 2008: €nil million) has been recognised by the Group within operating costs (note 3). This included €38 million in relation to the Insulation group (part of the Europe Products segment), which was recognised to reduce the carrying amount of this business to fair value less costs to sell. The net assets of this business, which is in the process of

130    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible Assets continued

being sold, have not been separately disclosed as held-for-sale as they are not material in the context of the Group. The impairment charge also includes €34 million in relation to the sale of Ivy Steel & Wire (part of the MMI business within the Americas Products segment); this business was sold in November 2010. The remaining €15 million of the Group impairment charge relates to the rationalisation of a number of sites in Europe Products and Europe Distribution, none of which is individually material.

Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. Business combinations in the Group’s Products and Distribution segments do not exhibit the same level of asset intensity and intangible assets are recognised, where appropriate, on such combination activity.

Goodwill

The goodwill balances disclosed above include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in financial assets in the Consolidated Balance Sheet (see note 16). The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 30 (2009: 29) cash-generating units have been identified and these are analysed below between the six business segments in the Group. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the cash-generating units on a reasonable and consistent basis.

	Cash-generating units		Goodwill (€m)
	2010	2009	2010	2009
Europe Materials	11	11	782	751
Europe Products	3	3	676	707
Europe Distribution	1	1	622	573
Americas Materials	9	8	1,136	1,037
Americas Products	5	5	610	586
Americas Distribution	1	1	287	265
Total cash-generating units	30	29	4,113	3,919

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 30 cash-generating units is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each cash-generating unit. The real pre-tax discount rates used range from 7.4% to 12.4% (2009: 7.9% to 12.0%); the average rate is in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

CRH    131

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible Assets continued

Key sources of estimation uncertainty

The cash flows have been arrived at taking account of the Group’s strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA (as defined)* margins, net cash flows, discount rates used and the duration of the discounted cash flow model.

Significant goodwill amounts

The goodwill allocated to the Europe Distribution CGU accounts for between 10% and 20% of the total carrying amount of €4,113 million; the additional disclosures required are as follows:

	Europe Distribution
	2010	2009
Carrying amount of goodwill allocated to the cash-generating unit at balance sheet date	€622m	€573m
Discount rate applied to the cash flow projections (real pre-tax)	10.1%	10.0%
Average EBITDA (as defined)* margin over the initial 5-year period	6.6%	6.5%
Value-in-use (present value of future cash flows)	€1,781m	€1,913m
Excess of value-in-use over carrying amount	€280m	€307m

The key assumptions, methodology used and values applied to each of the key assumptions for this CGU are consistent with those addressed above. The values applied to each of the key estimates and assumptions are specific to the Europe Distribution CGU and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with this business. The cash flows and 20-year annuity-based terminal value were projected in line with the methodology disclosed above.

Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for this CGU are considered to be warranted. Europe Distribution is not one of the CGUs referred to in the “Sensitivity analysis” section below. The goodwill allocated to the CGUs is less than 10% of the total carrying amount in all other cases.

Sensitivity analysis

Sensitivity analysis has been performed in respect of 7 of the 30 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for these cash-generating units are in line with those addressed above. These 7 CGUs had aggregate goodwill of €1,078 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 7 CGUs selected for sensitivity analysis testing:

Reduction in EBITDA (as defined)* margin	0.7 to 2.7 percentage points
Reduction in profit before tax	6.8% to 13.9%
Reduction in net cash flow	5.9% to 13.4%
Increase in pre-tax discount rate	0.6 to 1.7 percentage points

The average EBITDA (as defined)* margin for the aggregate of these 7 CGUs over the initial 5-year period was 12%. The aggregate value-in-use (being the present value of the future net cash flows) was €3,837 million and the aggregate carrying amount was €3,411 million, resulting in an aggregate excess of value-in-use over carrying amount of €426 million.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

132    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

16. Financial Assets

	Investments accounted for using the equity method (i.e. associates)
	Share of net assets €m	Goodwill €m	Loans €m	Total €m	Other (i) €m

At 1 January 2010	670	289	3	962	128
Translation adjustment	33	11	1	45	8
Arising on acquisition (note 31)	4	-	-	4	2
Investments and advances	26	16	7	49	18
Disposals and repayments	-	-	-	-	(7)
Retained loss	(1)	(22)	-	(23)	-
At 31 December 2010	732	294	11	1,037	149

The equivalent disclosure for the prior year is as follows:

At 1 January 2009	532	208	3	743	127
Translation adjustment	(13)	(3)	-	(16)	(3)
Associate becoming a subsidiary (note 31)	(7)	-	-	(7)	-
Investments and advances	144	90	1	235	9
Disposals and repayments	(2)	-	(1)	(3)	(5)
Retained profit	16	(6)	-	10	-
At 31 December 2009	670	289	3	962	128

The total investment in associates is analysed as follows:

	2010 €m	2009 € m

Non-current assets	1,321	1,065
Current assets	718	581
Non-current liabilities	(458)	(302)
Current liabilities	(544)	(382)
Net assets	1,037	962

A listing of the principal associates is contained in Exhibit 8 to this Annual Report.

The Group holds a 21.13% stake (2009: 21.23%) in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment, which was not materially different from its carrying value, was €45 million (2009: €42 million) as at the balance sheet date.

(i)	Other financial assets primarily comprise trade investments carried at historical cost and loans extended by the Group to joint ventures (which are treated as loans and receivables under IAS 39 Financial Instruments: Recognition and Measurement and are included within financial assets at amortised cost). The balance as at 31 December 2010 comprises €17 million primarily in respect of trade investments and €132 million in respect of loans to joint ventures (2009: €14 million and €114 million respectively).

CRH    133

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

17. Inventories

	2010 €m	2009 € m

Raw materials	622	585
Work-in-progress (i)	102	82
Finished goods	1,463	1,341
Total inventories at the lower of cost and net realisable value	2,187	2,008

(i)	Work-in-progress includes €2 million (2009: €nil million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €23 million (2009: €41 million; 2008: €17 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. Trade and Other Receivables

	2010 €m	2009 € m

All current
Trade receivables	1,700	1,608
Amounts receivable in respect of construction contracts (i)	342	350
Total trade receivables, gross	2,042	1,958
Provision for impairment	(151)	(158)
Total trade receivables, net	1,891	1,800
Other receivables (ii)	409	477
Amounts receivable from associates	1	1
Prepayments and accrued income	118	176
Total	2,419	2,454

The carrying amounts of trade and other receivables approximate their fair value largely due to the short-term maturities of these instruments.

(i)	Includes unbilled revenue at the balance sheet date in respect of construction contracts amounting to €90 million (2009: €89 million).

(ii)	Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €84 million (2009: €82 million).

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2010 €m	2009 € m	2008 € m
At 1 January	158	161	158
Translation adjustment	7	(1)	1
Provided during year	50	71	63
Written-off during year	(56)	(68)	(51)
Recovered during year	(8)	(5)	(10)
At 31 December	151	158	161

Information in relation to the Group’s credit risk management is provided in note 21 to the financial statements.

134    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

18. Trade and Other Receivables continued

Aged analysis

The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2010 €m	2009 € m

Neither past due nor impaired	1,522	1,528
Past due but not impaired:
- less than 60 days	193	112
- 60 days or greater but less than 120 days	100	89
- 120 days or greater	25	32
Past due and impaired (partial or full provision)	202	197
Total	2,042	1,958

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

19. Trade and Other Payables

	2010 €m	2009 € m

Current
Trade payables	1,376	1,172
Construction contract-related payables (i)	163	174
Deferred and contingent acquisition consideration	26	32
Other payables	403	376
Accruals and deferred income	672	668
Amounts payable to associates	46	49
Total	2,686	2,471

Non-current
Other payables	70	86
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:
- between one and two years	18	16
- between two and five years	46	35
- after five years	29	30
Total	163	167

(i)	Construction contract-related payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities of these instruments.

CRH    135

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

20. Movement in Working Capital and Provisions for Liabilities

	Inventories € m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2010	2,008	2,454	(2,638)	(360)	1,464
Translation adjustment	101	138	(137)	(20)	82
Arising on acquisition (note 31)	92	80	(64)	(7)	101
Disposals	(30)	(17)	29	1	(17)
Movement in finance-related receivables	-	(115)	-	-	(115)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(23)	-	(23)
- paid during year	-	-	27	-	27
Interest accruals and discount unwinding	-	2	6	(15)	(7)
Increase/(decrease) in working capital and provisions for liabilities	16	(123)	(49)	14	(142)
At 31 December 2010	2,187	2,419	(2,849)	(387)	1,370

The equivalent disclosure for the prior years are as follows:

At 1 January 2009	2,473	3,096	(3,070)	(389)	2,110
Translation adjustment	(34)	(31)	14	4	(47)
Arising on acquisition (note 31)	11	22	(14)	(1)	18
Movement in finance-related receivables	-	115	-	-	115
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(8)	-	(8)
- paid during year	-	-	37	-	37
Interest accruals and discount unwinding	-	4	(10)	(15)	(21)
(Decrease)/increase in working capital and provisions for liabilities	(442)	(752)	413	41	(740)
At 31 December 2009	2,008	2,454	(2,638)	(360)	1,464

At 1 January 2008	2,226	3,199	(3,108)	(389)	1,928
Translation adjustment	8	26	(15)	(8)	11
Arising on acquisition (note 31)	66	126	(91)	(4)	97
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(12)	-	(12)
- paid during year	-	-	34	-	34
Interest accruals and discount unwinding	-	(4)	(12)	(16)	(32)
Increase/(decrease) in working capital and provisions for liabilities	173	(251)	134	28	84
At 31 December 2008	2,473	3,096	(3,070)	(389)	2,110

136    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group’s capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2010 amounted to 1.0 times (2009: 1.4 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2010 €m	2009 € m
Capital and reserves attributable to the Company’s equity holders	10,328	9,637
Net debt (note 25)	3,473	3,723
Capital and net debt	13,801	13,360

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

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Head of Group Finance and Treasury reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board of Directors.

The main risks attaching to the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk arising from financial instruments is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

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

CRH    137

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

21. Capital and Financial Risk Management continued

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 24. The following table demonstrates the impact on profit before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For profit before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%

Impact on profit before tax	2010	-/+ €6m	-/+ €3m
	2009	-/+ €8m	-/+ €4m
	2008	-/+ €32m	-/+ €16m

Impact on total equity	2010	-/+ €5m	-/+ €3m
	2009	-/+ €5m	-/+ €3m
	2008	-/+ €10m	-/+ €5m

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise and are shown in note 3.

Given the Group’s presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 25. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in the United States. The impact on profit before tax is based on changing the €/US$ exchange rate used in calculating profit before tax for the period. The impact on total equity and financial instruments is calculated by changing the €/US$ exchange rate used in measuring the closing balance sheet.

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%

Impact on profit before tax	2010	-/+ €7m	-/+ €4m
	2009	-/+ €14m	-/+ €7m
	2008	-/+ €29m	-/+ €15m

Impact on total equity*	2010	-/+ €195m	-/+ €100m
	2009	-/+ €170m	-/+ €87m
	2008	-/+ €160m	-/+ €82m

* Includes the impact on financial instruments which is as follows:	2010	+/- €92m	+/- €47m
	2009	+/- €105m	+/- €54m
	2008	+/- €139m	+/- €71m

138    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

21. Capital and Financial Risk Management continued

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - generally counterparties have ratings of A2/A or higher from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to circa 7.4% of gross trade receivables (2009: 8.1%). Customer credit risk is managed at appropriate Group locations subject to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 75% of the total receivables balance at the balance sheet date (2009: 78%); amounts receivable from related parties (notes 18 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

Commodity price risk

The Group’s exposure to commodity price risk is minimal with the fair value of derivatives used to hedge future energy costs being €4 million favourable as at the balance sheet date (2009: €5 million unfavourable).

CRH    139

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

21. Capital and Financial Risk Management continued

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2010
Financial liabilities - cash outflows
Trade and other payables	2,686	89	17	18	19	38	2,867
Finance leases	2	2	1	2	1	4	12
Interest-bearing loans and borrowings	655	368	575	908	336	2,251	5,093
Interest payments on finance leases	1	1	-	-	-	2	4
Interest payments on interest-bearing loans and borrowings	311	274	258	199	151	431	1,624
Interest rate swaps - net cash outflows	1	-	1	-	-	1	3
Cross-currency swaps - gross cash outflows	1,312	42	427	24	327	-	2,132
Gross projected cash outflows	4,968	776	1,279	1,151	834	2,727	11,735

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(113)	(69)	(53)	(31)	(22)	(30)	(318)
Cross-currency swaps - gross cash inflows	(1,244)	(27)	(455)	(24)	(298)	-	(2,048)
Other derivative financial instruments	(3)	(1)	(1)	-	-	-	(5)
Gross projected cash inflows	(1,360)	(97)	(509)	(55)	(320)	(30)	(2,371)

The equivalent disclosure for the prior year is as follows:

At 31 December 2009
Financial liabilities - cash outflows
Trade and other payables	2,471	91	13	14	15	39	2,643
Finance leases	4	2	2	1	1	3	13
Interest-bearing loans and borrowings	377	550	782	507	893	1,911	5,020
Interest payments on finance leases	1	1	1	-	-	1	4
Interest payments on interest-bearing loans and borrowings	323	303	241	220	163	464	1,714
Interest rate swaps - net cash outflows	6	6	6	6	5	40	69
Cross-currency swaps - gross cash outflows	790	274	42	427	24	327	1,884
Other derivative financial instruments	3	2	-	1	-	-	6
Gross projected cash outflows	3,975	1,229	1,087	1,176	1,101	2,785	11,353

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(114)	(111)	(72)	(57)	(37)	(132)	(523)
Cross-currency swaps - gross cash inflows	(776)	(257)	(26)	(424)	(23)	(289)	(1,795)
Other derivative financial instruments	(1)	(1)	-	-	-	-	(2)
Gross projected cash inflows	(891)	(369)	(98)	(481)	(60)	(421)	(2,320)

140    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

	2010 €m	2009 € m

Liquid investments held-for-trading (fair value through profit or loss)	32	62
Loans and receivables	5	4
Total	37	66

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

Cash and cash equivalents, are included in the Consolidated Balance Sheet and Consolidated Statement of Cash Flows at fair value, and are analysed as follows:

	2010 €m	2009 €m

Cash at bank and in hand	658	406
Investments (short-term deposits)	1,072	966
Total	1,730	1,372

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

CRH    141

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

23. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding	2010		2009
	Including share of joint ventures €m	Excluding share of joint ventures €m	Including share of joint ventures €m	Excluding share of joint ventures €m

Bank overdrafts	42	33	113	98
Bank loans	254	157	222	107
Leases	12	11	13	12
Bonds and private placements	4,971	4,965	4,862	4,857
Other	82	6	114	27
Interest-bearing loans and borrowings*	5,361	5,172	5,324	5,101

* Including loans of €16 million (2009: €63 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	Including share of joint ventures		Excluding share of joint ventures
	Loans and borrowings €m	Undrawn committed facilities** €m	Loans and borrowings €m	Undrawn committed facilities** €m

At 31 December 2010
Within one year	666	366	621	357
Between one and two years	393	781	382	781
Between two and three years	626	157	590	119
Between three and four years	945	2	939	-
Between four and five years	337	38	331	-
After five years	2,394	36	2,309	2
Total	5,361	1,380	5,172	1,259

The equivalent disclosure for the prior year is as follows:

At 31 December 2009
Within one year	381	203	291	95
Between one and two years	570	391	549	389
Between two and three years	857	782	847	780
Between three and four years	547	164	526	114
Between four and five years	924	3	919	1
After five years	2,045	26	1,969	1
Total	5,324	1,569	5,101	1,380

** The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2010.

142    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

23. Interest-bearing Loans and Borrowings continued

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5.2 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2009: €5.1 billion), €nil million in respect of deferred and contingent acquisition consideration (2009: €6 million), €435 million in respect of letters of credit (2009: €319 million) and €8 million in respect of other obligations (2009: €43 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2010 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

Lender covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)	Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2010 the ratio was 7.3 times (2009: 6.1 times);

(2)	Minimum interest cover (excluding share of joint ventures) defined as PBITDA plus rentals/net interest plus rentals (all as defined in the relevant agreement) cover at no lower than 3.0 times. As at 31 December 2010 the ratio was 3.9 times (2009: 3.8 times);

(3)	Maximum debt cover (excluding share of joint ventures) defined as consolidated total net debt/PBITDA (all as defined in the relevant agreement) cover (taking into account proforma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 31 December 2010 the ratio was 2.1 times (2009: 2.2 times).

CRH    143

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges	Cash flow hedges	Net investment hedges	Not designated as hedges	Total	Total excluding share of joint ventures
	€m	€m	€m	€m	€m	€m

At 31 December 2010

Derivative assets
Within one year - current assets	10	3	1	-	14	13

Between one and two years	22	1	-	29	52	52
Between two and three years	49	1	-	-	50	50
Between three and four years	34	-	-	-	34	34
Between four and five years	-	-	-	-	-	-
After five years	58	-	-	-	58	58
Non-current assets	163	2	-	29	194	194

Total derivative assets	173	5	1	29	208	207

Derivative liabilities
Within one year - current liabilities	-	-	(53)	(1)	(54)	(54)

Between one and two years	-	-	-	-	-	-
Between two and three years	-	-	-	-	-	-
Between three and four years	-	-	-	-	-	-
Between four and five years	-	(28)	-	-	(28)	(28)
After five years	(4)	-	-	(1)	(5)	(4)
Non-current liabilities	(4)	(28)	-	(1)	(33)	(32)

Total derivative liabilities	(4)	(28)	(53)	(2)	(87)	(86)

Net asset arising on derivative financial instruments	169	(23)	(52)	27	121	121

The equivalent disclosure for the prior year is as follows:

At 31 December 2009

Derivative assets
Within one year - current assets	-	-	4	1	5	5

Between one and two years	18	-	-	1	19	18
Between two and three years	71	-	-	-	71	71
Between three and four years	36	-	-	-	36	36
Between four and five years	27	-	-	-	27	27
After five years	34	-	-	57	91	91
Non-current assets	186	-	-	58	244	243

Total derivative assets	186	-	4	59	249	248

Derivative liabilities
Within one year - current liabilities	-	(3)	(5)	-	(8)	(8)

Between one and two years	-	(2)	-	-	(2)	(2)
Between two and three years	-	-	-	-	-	(1)
Between three and four years	(30)	(1)	-	-	(31)	(30)
Between four and five years	-	-	-	-	-	-
After five years	-	(45)	-	-	(45)	(45)
Non-current liabilities	(30)	(48)	-	-	(78)	(78)

Total derivative liabilities	(30)	(51)	(5)	-	(86)	(86)

Net asset arising on derivative financial instruments	156	(51)	(1)	59	163	162

144    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

24. Derivative Financial Instruments continued

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

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2010	2009	2008
	€m	€m	€m

Cash flow hedges - ineffectiveness	8	(6)	-
Fair value of hedge instruments	(3)	(108)	284
Fair value of the hedged items	6	105	(287)
Net investment hedges - ineffectiveness	1	-	2

Components of other comprehensive income - cash flow hedges
	2010	2009	2008
	€m	€m	€m
Gains/(losses) arising during the year:
Currency forward contracts	-	-	2
Commodity forward contracts	7	1	(24)

Reclassification adjustments for (gains)/losses included in:
- the Consolidated Income Statement	3	16	(6)
- property, plant and equipment	-	(2)	-
Total	10	15	(28)

CRH    145

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

25. Analysis of Net Debt

Components of net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings:

	As at 31 December 2010			As at 31 December 2009
	Fair value (i) including share of joint ventures €m	Book value including share of joint ventures €m	Book value excluding share of joint ventures €m	Fair value (i) including share of joint ventures €m	Book value including share of joint ventures €m	Book value excluding share of joint ventures €m
Cash and cash equivalents (note 22)	1,730	1,730	1,670	1,372	1,372	1,300
Liquid investments (note 22)	37	37	1	66	66	30
Interest-bearing loans and borrowings (note 23)	(5,464)	(5,361)	(5,172)	(5,432)	(5,324)	(5,101)
Derivative financial instruments (net) (note 24)	121	121	121	163	163	162
Group net debt	(3,576)	(3,473)	(3,380)	(3,831)	(3,723)	(3,609)

(i)	The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

Reconciliation of opening to closing net debt

	2010 €m	2009 €m	2008 €m
At 1 January	(3,723)	(6,091)	(5,163)
Decrease in liquid investments	(33)	(65)	(175)
Debt in acquired companies (note 31)	(37)	(3)	(55)
Increase in interest-bearing loans, borrowings and finance leases	(566)	(757)	(1,382)
Net cash flow arising from derivative financial instruments	(82)	(16)	100
Repayment of interest-bearing loans, borrowings and finance leases	885	2,501	1,024
Increase/(decrease) in cash and cash equivalents	286	593	(194)
Mark-to-market debt adjustment	18	(5)	(6)
Translation adjustment	(221)	120	(240)
At 31 December	(3,473)	(3,723)	(6,091)

146    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

25. Analysis of Net Debt continued

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2010			As at 31 December 2009
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (ii)	(4,777)			(4,609)
Derivative financial instruments - fixed rate	2,185			2,020
Net fixed rate debt including derivatives	(2,592)	6.3%	6.7	(2,589)	6.3%	5.9
Interest-bearing loans and borrowings nominal - floating rate (iii)	(328)			(424)
Adjustment of debt from nominal to book value (ii)	(256)			(291)
Derivative financial instruments - currency floating rate	(2,064)			(1,857)
Gross debt by major currency including derivative financial instruments	(5,240)	4.5%		(5,161)	4.7%
Cash and cash equivalents - floating rate	1,730			1,372
Liquid investments - floating rate	37			66
Net debt including derivative financial instruments	(3,473)			(3,723)

(ii)	Of the Group’s gross fixed rate debt at 31 December 2010, €2,761 million (2009: €2,913 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of gross fixed rate debt of €2,272 million (2009: €1,987 million) are financial liabilities measured at amortised cost in accordance with IAS 39.

(iii)	Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

–	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
–	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e as prices) or indirectly (i.e derived from prices)
–	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	As at 31 December 2010			As at 31 December 2009
	Level 1 €m	Level 2 €m	Total €m	Level 1 €m	Level 2 €m	Total €m
Assets measured at fair value
Fair value hedges - cross currency and interest rate swaps	-	173	173	-	186	186
Cash flow hedges	-	5	5	-	-	-
Net investment hedges - cross currency swaps	-	1	1	-	4	4
Not designated as hedges (held-for-trading) - interest rate swaps	-	29	29	-	59	59
Held-for-trading (fair value through profit or loss)	32	-	32	62	-	62
Total	32	208	240	62	249	311

Liabilities measured at fair value
Fair value hedges - cross currency and interest rate swaps	-	(4)	(4)	-	(30)	(30)
Cash flow hedges - cross currency swaps	-	(28)	(28)	-	(51)	(51)
Net investment hedges - cross currency swaps	-	(53)	(53)	-	(5)	(5)
Not designated as hedges (held-for-trading) - interest rate swaps	-	(2)	(2)	-	-	-
Total	-	(87)	(87)	-	(86)	(86)

During the reporting periods ending 31 December 2010 and 31 December 2009 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

CRH    147

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

25. Analysis of Net Debt continued

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2010 is as follows:

	euro €m	US Dollar € m	Pound Sterling €m	Swiss Franc €m	Other (iv) €m	Total €m

Net debt by major currency including derivative financial instruments	(1,151)	(1,941)	(2)	(224)	(155)	(3,473)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,592	6,520	498	875	2,283	14,768
Current assets	1,619	1,955	225	373	546	4,718
Non-current liabilities	(716)	(1,337)	(191)	(157)	(182)	(2,583)
Current liabilities	(1,174)	(1,100)	(225)	(244)	(276)	(3,019)
Non-controlling interests	(31)	(7)	-	(10)	(35)	(83)
Capital and reserves attributable to the Company’s equity holders (v)	3,139	4,090	305	613	2,181	10,328

The equivalent disclosure for the prior year is as follows:
Net debt by major currency including derivative financial instruments	(1,152)	(2,211)	(34)	(269)	(57)	(3,723)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,610	6,142	508	700	2,097	14,057
Current assets	1,690	1,856	212	325	456	4,539
Non-current liabilities	(706)	(1,196)	(193)	(108)	(177)	(2,380)
Current liabilities	(1,140)	(1,009)	(184)	(213)	(237)	(2,783)
Non-controlling interests	(25)	(5)	-	(8)	(35)	(73)
Capital and reserves attributable to the Company’s equity holders (v)	3,277	3,577	309	427	2,047	9,637

(iv)	The principal currencies included in this category are the Polish Zloty, the Indian Rupee, the Ukranian Hryvnya, the Chinese Renminbi, the Turkish Lira, the Canadian Dollar, the Israeli Shekel and the Argentine Peso.

(v)	Gains and losses arising on the retranslation of net worth are dealt with in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial (with materiality defined in the context of the year-end 2010 financial statements).

148    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

26. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2010
Insurance (i)	201	12	-	37	(50)	-	(2)	9	207
Environment and remediation (ii)	65	7	6	6	(2)	(1)	(2)	2	81
Rationalisation and redundancy (iii)	25	-	-	55	(52)	-	(1)	1	28
Other (iv)	69	1	1	23	(19)	-	(7)	3	71
Total	360	20	7	121	(123)	(1)	(12)	15	387

Analysed as:
Non-current liabilities	240								253
Current liabilities	120								134
Total	360								387

The equivalent disclosure for the prior year is as follows:

31 December 2009
Insurance (i)	214	(3)	-	88	(108)	-	-	10	201
Environment and remediation (ii)	67	(1)	-	2	(5)	-	-	2	65
Rationalisation and redundancy (iii)	19	-	-	114	(109)	-	-	1	25
Other (iv)	89	-	1	11	(28)	-	(6)	2	69
Total	389	(4)	1	215	(250)	-	(6)	15	360

Analysed as:
Non-current liabilities	253								240
Current liabilities	136								120
Total	389								360

(i)	This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (worker’s compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of five years (2009: four years).

(ii)	This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii)	These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2010, €55 million (2009: €114 million; 2008: €23 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments.

(iv)	This includes provisions relating to guarantees and warranties of €20 million (2009: €20 million) throughout the Group at 31 December 2010. The Group expects that these provisions will be utilised within three years of the balance sheet date (2009: three years).

All provisions are discounted at a rate of 5% (2009: 5%; 2008: 5%), consistent with the average effective interest rate for the Group’s borrowings. The impact on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant, is €1 million (2009: €1 million; 2008: €1 million).

CRH    149

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

27. Deferred Income Tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2010 €m	2009 €m

Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations (note 28)	108	103
Revaluation of derivative financial instruments to fair value	16	21
Tax loss carryforwards	34	7
Share-based payment expense	2	9
Provisions for liabilities and working capital-related items	184	157
Other deductible temporary differences	41	40
Total	385	337

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of tax loss carryfowards. Deferred income tax assets are not recognised on tax loss carryforwards where it is estimated that the recovery of such assets is not probable in the foreseeable future. The amount of tax losses whose recovery is not probable is €235 million, the vast majority of these will expire post 2015.

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	1,656	1,498
Revaluation of derivative financial instruments to fair value	13	1
Rolled-over capital gains	24	20
Total	1,693	1,519

(i)	Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability
At 1 January	1,182	1,128
Translation adjustment	83	(26)
Net charge for the year (note 11)	27	98
Arising on acquisition (note 31)	28	(2)
Disposal (note 5)	(11)	-
Movement in deferred tax asset on Group defined benefit pension obligations	(7)	(20)
Movement in deferred tax asset on share-based payment expense	3	(2)
Movement in deferred tax liability on cash flow hedges	3	2
Reclassification	-	4
At 31 December	1,308	1,182

28. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee-administered funds.

At year-end 2010, €33 million (2009: €46 million) was included in other payables in respect of defined contribution pension liabilities and €nil million (2009: €1 million) was included in other receivables in respect of defined contribution pension prepayments.

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

150    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

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

In all cases, the projected unit credit method has been employed in determining the present value of the obligations, related current service cost and, where applicable, past service cost.

The cumulative actuarial gains and losses attributable to the Group’s defined benefit pension scheme obligations at 1 January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

Actuarial valuations - funding requirements

The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The date of the actuarial valuations range from January 2008 to December 2010.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the expected rates of increase in salaries and pensions in payment. In the course of preparing the funding valuations, it was assumed that the rate of return on investments would, on average, exceed annual salary increases by 2% and pension increases by 3% per annum.

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

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31 December 2010, 31 December 2009 and 31 December 2008 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2010%	2009%	2008%	2010%	2009%	2008%	2010%	2009%	2008%	2010%	2009%	2008%

Rate of increase in:
- salaries	4.00	4.00	3.80	4.40	4.50	3.50	2.25	2.25	2.25	3.50	3.50	3.50
- pensions in payment	2.00	2.00	1.80	3.40-3.70	3.50-3.70	2.75-3.25	0.25	0.50	0.50	-	-	-
Inflation	2.00	2.00	1.80	3.40	3.50	2.75	1.50	1.50	1.50	2.00	2.00	2.00
Discount rate	5.45	6.00	5.80	5.30	5.75	6.25	2.85	3.25	3.50	5.40	5.75	6.25
Medical cost trend rate	5.25	5.25	5.25	n/a	n/a	n/a	n/a	n/a	n/a	7.50	9.50	10.00

CRH    151

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

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

	Republic of Ireland			Britain and Northern Ireland			Switzerland
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Current retirees
- male	20.9	20.7	19.8	22.9	22.7	21.9	18.7	18.5	18.4
- female	23.9	23.8	22.8	25.6	25.5	24.6	22.3	22.0	21.9

Future retirees
- male	22.1	21.8	20.8	24.6	24.5	22.4	18.7	18.5	18.4
- female	25.0	24.8	23.8	27.3	27.2	25.1	22.3	22.0	21.9

The above data allow for future improvements in life expectancy.

Scheme assets

The long-term rates of return expected at 31 December 2010, 31 December 2009 and 31 December 2008, determined in conjunction with the Group’s actuaries and analysed by class of investment, are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2010%	2009%	2008%	2010%	2009%	2008%	2010%	2009%	2008%	2010%	2009%	2008%
Equities	7.50	8.00	9.00	7.50	8.00	9.00	6.35	6.75	7.50	7.50	8.00	9.00
Bonds	4.00	4.50	4.25	4.50	5.00	4.75	2.35	2.75	3.25	5.00	5.50	6.00
Property	6.50	7.00	7.00	6.50	7.00	7.00	4.75	4.75	4.50	6.50	7.00	7.00
Other	2.50	2.50	2.50	2.50	2.50	2.50	1.75	2.50	2.50	2.50	2.50	2.50

The methodology applied in relation to the expected return on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions listed are attributable to the fact that the bond assets held by many of the Group’s schemes comprise an amalgam of government and corporate bonds. The property and “other” (largely cash holdings) components of the asset portfolio are not significant. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group’s overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.

(a) Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2010 €m	2009 €m	2008 €m

Total defined contribution expense	125	139	141

Defined benefit
Pension schemes (funded and unfunded)	48	39	35
Long-term service commitments (unfunded)	-	1	-
Total defined benefit expense	48	40	35

Total expense in Consolidated Income Statement	173	179	176

152    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m

Charged in arriving at Group profit before finance costs:
Current service cost	12	13	18	13	8	11	18	17	16	1	6	6	44	44	51
Past service cost: benefit enhancements	2	11	(2)	-	-	1	-	-	2	-	1	-	2	12	1
Profit on disposal (note 5)	-	-	-	-	-	-	(5)	-	-	-	-	-	(5)	-	-
Settlement/curtailment (gain)/loss	(1)	-	-	(3)	(1)	(2)	-	-	-	1	(23)	-	(3)	(24)	(2)
Subtotal	13	24	16	10	7	10	13	17	18	2	(16)	6	38	32	50

Included in finance revenue and finance costs respectively:
Expected return on scheme assets	(37)	(35)	(52)	(27)	(23)	(30)	(22)	(20)	(21)	(10)	(9)	(10)	(96)	(87)	(113)
Interest cost on scheme liabilities	47	42	45	31	24	27	17	17	16	11	12	10	106	95	98
Subtotal	10	7	(7)	4	1	(3)	(5)	(3)	(5)	1	3	-	10	8	(15)

Net charge to Consolidated Income Statement	23	31	9	14	8	7	8	14	13	3	(13)	6	48	40	35

Actual return on pension scheme assets	50	70	(200)	45	63	(82)	16	45	(48)	18	22	(34)	129	200	(364)

Based on the assumptions employed for the valuation of assets and liabilities at year-end 2010, the net charge in the 2011 Consolidated Income Statement is anticipated to exhibit a small decrease from the 2010 figure at constant exchange rates.

No reimbursement rights have been recognised as assets in accordance with IAS 19 Employee Benefits.

(b) Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31 December 2010 and 31 December 2009 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m

Equities	357	318	261	215	167	133	101	78	886	744
Bonds	198	209	154	144	253	230	52	51	657	634
Property	32	35	16	14	109	85	-	-	157	134
Other	23	22	9	11	77	56	6	4	115	93
Bid value of assets	610	584	440	384	606	504	159	133	1,815	1,605
Actuarial value of liabilities (present value)	(844)	(814)	(594)	(534)	(635)	(519)	(216)	(192)	(2,289)	(2,059)
Recoverable deficit in schemes	(234)	(230)	(154)	(150)	(29)	(15)	(57)	(59)	(474)	(454)
Related deferred income tax asset	37	35	43	42	6	3	22	23	108	103
Net pension liability	(197)	(195)	(111)	(108)	(23)	(12)	(35)	(36)	(366)	(351)

Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	58.5	54.4	59.3	56.0	27.6	26.4	63.5	58.6	48.8	46.4
Bonds	32.5	35.8	35.0	37.5	41.7	45.6	32.7	38.4	36.2	39.5
Property	5.2	6.0	3.7	3.6	18.0	16.9	-	-	8.7	8.3
Other	3.8	3.8	2.0	2.9	12.7	11.1	3.8	3.0	6.3	5.8
Total	100	100	100	100	100	100	100	100	100	100

CRH    153

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

The asset values above include €1 million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31 December 2010 (2009: €3 million).

An increase of 25 basis points in the rate of return on scheme assets would have increased scheme assets by €4 million and hence reduced the pension deficit before deferred tax to €470 million.

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m
Analysis of liabilities - funded and unfunded
Funded:
Defined benefit pension schemes	(795)	(770)	(594)	(534)	(630)	(514)	(203)	(180)	(2,222)	(1,998)
Unfunded:
Defined benefit pension schemes	(33)	(29)	-	-	-	-	(6)	(5)	(39)	(34)
Total - defined benefit pension schemes	(828)	(799)	(594)	(534)	(630)	(514)	(209)	(185)	(2,261)	(2,032)
Post-retirement healthcare obligations (unfunded)	(8)	(7)	-	-	-	-	(7)	(7)	(15)	(14)
Long-term service commitments (unfunded)	(8)	(8)	-	-	(5)	(5)	-	-	(13)	(13)
Actuarial value of liabilities (present value)	(844)	(814)	(594)	(534)	(635)	(519)	(216)	(192)	(2,289)	(2,059)

The assumption made in relation to discount rates is a material source of estimation uncertainty as defined in IAS 1 Presentation of Financial Statements. The impact of a reduction of 25 basis points in the discount rates applied would be as follows (with a corresponding increase in discount rates being inversely proportional):

Revised discount rate	5.20	5.75	5.05	5.50	2.60	3.00	5.15	5.50	n/a	n/a
Revised liabilities figure	(876)	(842)	(625)	(562)	(658)	(540)	(223)	(198)	(2,382)	(2,142)

Post-retirement healthcare benefits - sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 Employee Benefits is not material to the Group with materiality defined in the context of the year-end 2010 financial statements.

History of scheme assets, liabilities and actuarial gains and losses

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m	2005 €m
Bid value of assets	1,815	1,605	1,414	1,846	1,739	1,771
Actuarial value of liabilities (present value)	(2,289)	(2,059)	(1,828)	(1,931)	(2,001)	(2,221)
Asset limit adjustment	-	-	-	(10)	-	-
Recoverable deficit	(474)	(454)	(414)	(95)	(262)	(450)

Actual return less expected return on scheme assets	33	113	(477)	(61)	45	177
% of scheme assets	1.8%	7.0%	(33.7%)	(3.3%)	2.6%	10.0%
Experience gain/(loss) arising on scheme liabilities (present value)	36	(13)	(15)	(25)	(6)	42
% of scheme liabilities (present value)	(1.6%)	0.6%	0.8%	1.3%	0.3%	(1.9%)

154    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Analysis of amounts recognised in the Consolidated Statement of Comprehensive Income

	Eurozone			Britain and Northern Ireland			Switzerland				United States				Total Group
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m		2008 €m	2010 €m		2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Actual return less expected return on scheme assets	13	35	(252)	18	40	(112)	(6)	25		(69)	8		13	(44)	33	113	(477)
Experience gain/(loss) arising on scheme liabilities (present value)	31	(12)	(11)	2	(5)	(3)	1	7		1	2		(3)	(2)	36	(13)	(15)
Assumptions (loss)/gain arising on scheme liabilities (present value)	(50)	(21)	59	(27)	(117)	61	(16)	(17)		17	(9)		(12)	(3)	(102)	(167)	134
Asset limit adjustment	-	-	-	-	-	-	-	-		10	-		-	-	-	-	10
Actuarial (loss)/gain recognised	(6)	2	(204)	(7)	(82)	(54)	(21)	15		(41)	1		(2)	(49)	(33)	(67)	(348)

Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income

Actual return less expected return on scheme assets	13	35	(252)	18	40	(112)	(6)	25		(69)	8		13	(44)	33	113	(477)
% of scheme assets	2.1%	6.0%	(47.5% )	4.1%	10.4%	(37.3% )	(1.0% )	5.0%		(14.7% )	5.0%		9.8%	(38.3% )	1.8%	7.0%	(33.7% )
Experience gain/(loss) arising on scheme liabilities (present value)	31	(12)	(11)	2	(5)	(3)	1	7		1	2		(3)	(2)	36	(13)	(15)
% of scheme liabilities (present value)	(3.7% )	1.5%	1.4%	(0.3% )	0.9%	0.8%	(0.2% )	(1.3%	)	(0.2% )	(0.9%	)	1.6%	1.0%	(1.6% )	0.6%	0.8%
Actuarial (loss)/gain recognised	(6)	2	(204)	(7)	(82)	(54)	(21)	15		(41)	1		(2)	(49)	(33)	(67)	(348)
% of scheme liabilities (present value)	0.7%	(0.2% )	26.9%	1.2%	15.4%	14.5%	3.3%	(2.9%	)	8.2%	(0.5%	)	1.0%	24.9%	1.4%	3.3%	19.0%

Since transition to IFRS on 1 January 2004, the cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income amounts to €339 million (2009: €306 million).

CRH    155

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Reconciliation of scheme assets (bid value)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m
At 1 January	584	531	384	300	504	468	133	115	1,605	1,414
Movement in year
Translation adjustment	-	-	12	22	94	1	10	(5)	116	18
Arising on acquisition (note 31)	-	-	-	-	26	-	-	-	26	-
Disposals	-	-	-	-	(38)	-	-	-	(38)	-
Settlement	(10)	-	(8)	-	-	-	-	-	(18)	-
Employer contributions paid	27	27	22	18	21	15	8	10	78	70
Contributions paid by plan participants	4	4	1	2	11	10	-	-	16	16
Benefit payments	(45)	(48)	(16)	(21)	(28)	(35)	(10)	(9)	(99)	(113)
Actual return on scheme assets	50	70	45	63	16	45	18	22	129	200
At 31 December	610	584	440	384	606	504	159	133	1,815	1,605

Reconciliation of actuarial value of liabilities
At 1 January	(814)	(759)	(534)	(372)	(519)	(500)	(192)	(197)	(2,059)	(1,828)
Movement in year
Translation adjustment	-	-	(17)	(28)	(99)	-	(14)	7	(130)	(21)
Arising on acquisition (note 31)	(2)	-	-	-	(27)	-	-	-	(29)	-
Disposals	-	-	-	-	43	-	-	-	43	-
Current service cost	(12)	(13)	(13)	(8)	(18)	(17)	(1)	(6)	(44)	(44)
Contributions paid by plan participants	(4)	(4)	(1)	(2)	(11)	(10)	-	-	(16)	(16)
Benefit payments	45	48	16	21	28	35	10	9	99	113
Past service cost: benefit enhancements	(2)	(11)	-	-	-	-	-	(1)	(2)	(12)
Interest cost on scheme liabilities	(47)	(42)	(31)	(24)	(17)	(17)	(11)	(12)	(106)	(95)
Actuarial gain/(loss) arising on:
- experience variations	31	(12)	2	(5)	1	7	2	(3)	36	(13)
- changes in assumptions	(50)	(21)	(27)	(117)	(16)	(17)	(9)	(12)	(102)	(167)
Settlement/curtailment	11	-	11	1	-	-	(1)	23	21	24
At 31 December	(844)	(814)	(594)	(534)	(635)	(519)	(216)	(192)	(2,289)	(2,059)

Employer contributions payable in the 2011 financial year (expressed using year-end exchange rates for 2010) are estimated at €52 million. The difference between the actual employer contributions paid of €78 million in 2010 and the expectation of €65 million included in the 2009 Annual Report is largely attributable to accelerated funding requirements in certain of the Group’s schemes which could not have been anticipated at the time of preparation of the year-end 2009 financial statements. Employer contributions are reflected in the reconciliation of scheme assets as paid.

156    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves

	2010		2009
Equity Share Capital	Ordinary Shares of €0.32 each (i) €m	Income Shares of €0.02 each (ii) €m	Ordinary Shares of €0.32 each (i) €m	Income Shares of €0.02 each (ii) €m
Authorised
At 1 January	320	20	235	15
Increase in authorised share capital	-	-	85	5
At 31 December	320	20	320	20

Number of Shares at 1 January (‘000s)	1,000,000	1,000,000	735,000	735,000
Increase in number of Shares	-	-	265,000	265,000
Number of Shares at 31 December (‘000s)	1,000,000	1,000,000	1,000,000	1,000,000

Allotted, called-up and fully paid
At 1 January	227	14	175	11
Rights Issue (iii)	-	-	49	3
Shares issued in lieu of dividends (iv)	3	-	3	-
At 31 December	230	14	227	14

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:

At 1 January	710,485	710,485	548,502	548,502
Rights Issue (iii)	-	-	152,088	152,088
Shares issued in lieu of dividends (iv)	8,023	8,023	9,895	9,895
At 31 December	718,508	718,508	710,485	710,485

(i)	The Ordinary Shares represent 93.66% of the total issued share capital.

(ii)	The Income Shares, which represent 5.85% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

(iii)	152,087,952 new Ordinary/Income Shares were issued in March 2009 at €8.40 per share under the terms of a Rights Issue on the basis of two new Ordinary/Income Shares for every seven existing Ordinary/Income Shares (excluding Treasury Shares). The aggregate nominal value of the Shares issued was €52 million and the total consideration amounted to €1.24 billion net of associated expenses.

Share schemes

The aggregate number of shares which may be committed for issue in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 10% of the issued Ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company’s share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 8 to the financial statements and on page 92 of the Report on Directors’ Remuneration.

CRH    157

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves continued

Equity Share Capital continued

	Number of Shares
	2010	2009

Options exercised during the year	2,680,751	3,680,876

Satisfied by:
Reissue of Treasury Shares	2,680,751	3,553,043
Purchases of Ordinary Shares by Employee Benefit Trust	-	127,833
Total	2,680,751	3,680,876

Share participation schemes

As at 31 December 2010, 7,079,443 (2009: 6,778,469) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2010, the appropriation of 300,974 shares was satisfied by the reissue of Treasury Shares (2009: 311,762). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 8.

Performance Share Plan

In accordance with the terms of the Performance Share Plan (see note 8), Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	Ordinary Shares
	2010	2009

At 1 January	462,753	937,750
Released to the participants of the Performance Share Plan	(299,527)	(474,997)
At 31 December	163,226	462,753

The nominal value of own shares, on which dividends have been waived by the Trustees of the Performance Share Plan, amounted to €0.06 million at 31 December 2010 (2009: €0.2 million).

(iv)	Shares issued in lieu of dividends

	Number of Shares			Price per Share
	2010	2009	2008	2010	2009	2008
May 2010 (May 2009; May 2008) - Final 2009 (Final 2008; Final 2007) dividend	7,308,591	6,588,110	893,242	€17.86	€13.83	€24.15
November 2010 (November 2009; November 2008) - Interim 2010 (Interim 2009; Interim 2008) dividend	714,402	3,307,480	-	€12.76	€17.20	n/a
Total	8,022,993	9,895,590	893,242

Preference Share Capital	5% Cumulative Preference Shares of €1.27 each (v)		7% ‘A’ Cumulative Preference Shares of €1.27 each (vi)
	Number of Shares ’000s	€m	Number of Shares ’000s	€m

Authorised
At 1 January 2010 and 31 December 2010	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2010 and 31 December 2010	50	-	872	1

158    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves continued

Preference Share Capital continued

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(v)	The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital.

(vi)	The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% ‘A’ Cumulative Preference Shares represent 0.46% of the total issued share capital.

Treasury Shares/own shares

	2010 €m	2009 € m

At 1 January	(279)	(378)
Treasury/own shares reissued	80	114
Shares acquired by Employee Benefit Trust (own shares)	-	(2)
Reclassification of Performance Share Plan expense	-	(13)
At 31 December	(199)	(279)

As at the balance sheet date, the total number of Treasury Shares held was 9,357,475 (2009: 12,339,200); the nominal value of these shares was €3 million (2009: €4 million). During the year ended 31 December 2010, 2,981,725 shares were reissued (2009: 3,864,805) to satisfy exercises and appropriations under the Group’s share option and share participation schemes (see above). These reissued Treasury Shares were previously purchased at an average price of €23.87 (2009: €25.35). No Treasury Shares were purchased during the year ended 31 December 2010 (2009: nil).

Reconciliation of shares issued to proceeds shown in the Consolidated Statement of Cash Flows

	2010 €m	2009 € m	2008 € m

Shares issued at nominal amount:
- shares issued in respect of Rights Issue	-	52	-
- shares issued in lieu of dividends	3	3	-
Premium on shares issued	137	1,370	28
Total value of shares issued	140	1,425	28
Shares issued in lieu of dividends (note 12)	(140)	(148)	(22)
Proceeds from issue of shares	-	1,277	6
Expenses paid in respect of share issues	-	(40)	-
Net proceeds from issue of shares - Consolidated Statement of Cash Flows	-	1,237	6

Share Premium

	2010 €m	2009 € m

At 1 January	3,778	2,448
Premium arising on shares issued	137	1,370
Expenses paid in respect of shares issued	-	(40)
At 31 December	3,915	3,778

CRH    159

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

30. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2010 €m	2009 € m	2008 € m
Within one year	257	230	240
After one year but not more than five years	595	506	548
More than five years	415	358	396
	1,267	1,094	1,184

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

31. Business Combinations and Acquisitions of Joint Ventures

The principal acquisitions completed during the year ended 31 December 2010 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary below:

Europe Materials: India: readymixed concrete assets of My Home Construction Private (50%, 1 January); the Netherlands: readymixed concrete assets of Dekker (1 April); Portugal: Alves Quarry (49%, 26 March); Switzerland: 90% of RISI (30 September); United Kingdom: Dan Morrissey Concrete UK (24 June).

Europe Distribution: Belgium: 75% of Sax Sanitair (6 August); Germany: increased stake in Bauking from 48% to 98% (21 December).

Americas Materials: Arkansas: Rains Contracting (29 October) and Sebastian County Sand & Gravel (23 December); Colorado: Sky Ute Sand & Gravel (30 July); Florida: Frasier sand reserves (24 September); Kansas: Shawnee Rock (16 June); Maine: Vaughn Thibodeau & Sons (21 July); Missouri: Sedalia Quarry (31 March); New York: A.L. Blades & Sons (26 March); Ohio: additional reserves in Navarre (8 April), selected assets of Lafarge in Northeast Ohio (8 April) and Schwab (2 June, also Florida); Texas: asphalt assets of Austin Bridge and Road (9 April) and Armor Materials (6 August); Utah: Binggeli (8 June), Construction Materials Company (10 December) and Reynolds Brothers (29 December); Virginia: MAC Construction (1 December); West Virginia: Appalachian Paving and Aggregate (30 June).

Americas Products: Illinois: Chicago Block Company (17 September); Oklahoma: Green County Soils (30 September, also Kansas).

Americas Distribution: California: Olympic Supply (28 September).

160    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2010 €m	2009 € m	2008 € m

Assets
Non-current assets
Property, plant and equipment	321	110	429
Intangible assets	45	2	52
Investments in associates	4	-	1
Other financial assets	2	-	2
Deferred income tax assets	1	4	1
Total non-current assets	373	116	485

Current assets
Inventories	92	11	66
Trade and other receivables (iv)	80	22	126
Cash and cash equivalents	33	4	68
Total current assets	205	37	260

Liabilities
Non-current liabilities
Trade and other payables	-	-	(2)
Deferred income tax liabilities	(29)	(2)	(82)
Retirement benefit obligations	(3)	-	(8)
Provisions for liabilities (stated at net present cost)	(6)	(1)	-
Non-current interest-bearing loans and borrowings and finance leases	(10)	(2)	(9)
Total non-current liabilities	(48)	(5)	(101)

Current liabilities
Trade and other payables	(64)	(14)	(89)
Current income tax liabilities	(6)	-	(12)
Provisions for liabilities (stated at net present cost)	(1)	-	(4)
Current interest-bearing loans and borrowings and finance leases	(27)	(1)	(46)
Total current liabilities	(98)	(15)	(151)

Total identifiable net assets at fair value	432	133	493

Goodwill arising on acquisition (i)	82	64	366

Excess of fair value of identifiable net assets over consideration paid	-	-	(6)

Non-controlling interests*	(6)	(4)	4

Associate becoming a subsidiary	-	(7)	-
Total consideration	508	186	857

Consideration satisfied by:
Cash payments	469	178	837
Professional fees incurred on business combinations	-	-	8
Deferred consideration (stated at net present cost)	26	7	6
Contingent consideration (ii)	(3)	1	6
	492	186	857
Profit on step acquisition (iii)	16	-	-
Total consideration	508	186	857
* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

Net cash outflow arising on acquisition
Cash consideration	469	178	837
Less: cash and cash equivalents acquired	(33)	(4)	(68)
Professional fees incurred on business combinations	-	-	8
Total	436	174	777

CRH    161

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

None of the acquisitions completed during the financial years 2010, 2009 or 2008 were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i)	The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. €46 million of the goodwill recognised in respect of acquisitions completed in 2010 is expected to be deductible for tax purposes.

(ii)	The fair value of contingent consideration recognised at date of acquisition is arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition dates. In general, in order for contingent consideration to become payable, pre-defined profit and/or ratios on net asset thresholds must be exceeded. The negative contingent consideration recognised above of €3 million is net of adjustments to previously recognised contingent consideration balances. On an undiscounted basis, the future payments for which the Group may be liable range from €nil million to a maximum of €€14 million.

(iii)	As disclosed above, our joint venture Bauking became a subsidiary during the course of the financial year. In accordance with IFRS 3, the re-measurement to fair value of the Group’s pre-existing equity interests prior to acquisition resulted in a gain of €16 million being reflected in profit on disposals in the Consolidated Income Statement (note 5) as follows:

€m
Deemed proceeds on step acquisition	90
Book value of net assets (48%) preceding step acquisition	(74)
Profit on step acquisition	16

The provisional fair value of 100% of net assets at the date of acquisition was €188 million.

(iv)	The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €83 million. The fair value of these receivables is €80 million (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of €3 million.

Acquisition-related costs amounting to €3 million have been included in operating costs (note 3) in the Consolidated Income Statement.

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

162    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustments €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value € m
Non-current assets	251	117	(1)	6	373
Current assets	195	8	-	2	205
Non-current liabilities	(50)	3	-	(1)	(48)
Current liabilities	(84)	(9)	-	(5)	(98)
Non-controlling interests	(6)	-	-	-	(6)
Identifiable net assets acquired	306	119	(1)	2	426
Goodwill arising on acquisition	191	(103)	1	(7)	82
Total consideration (including profit on step acquisition)	497	16	-	(5)	508

The equivalent disclosure for 2009 is as follows:
Non-current assets	87	28	-	1	116
Current assets	37	1	-	(1)	37
Non-current liabilities	(4)	(1)	-	-	(5)
Current liabilities	(16)	1	-	-	(15)
Non-controlling interests	-	(4)	-	-	(4)
Identifiable net assets acquired	104	25	-	-	129
Associate becoming a subsidiary	(7)	-	-	-	(7)
Goodwill arising on acquisition	91	(25)	-	(2)	64
Total consideration	188	-	-	(2)	186

The equivalent disclosure for 2008 is as follows:

Non-current assets	212	266	2	5	485
Current assets	261	-	(3)	2	260
Non-current liabilities	(32)	(68)	-	(1)	(101)
Current liabilities	(142)	(4)	3	(8)	(151)
Non-controlling interests	4	-	-	-	4
Identifiable net assets acquired	303	194	2	(2)	497
Goodwill arising on acquisition	543	(194)	(2)	13	360
Total consideration	846	-	-	11	857

The following table analyses the 28 acquisitions (2009: 14 acquisitions; 2008: 52 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments

	Number of Acquisitions			Goodwill			Consideration**
	2010	2009	2008	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m

Europe Materials	5	2	8	3	2	125	102	11	322
Europe Products	-	-	9	-	-	111	-	-	208
Europe Distribution	2	1	7	34	4	57	146	12	154
Americas Materials	18	10	19	42	60	32	238	164	101
Americas Products	2	-	8	8	-	18	24	-	53
Americas Distribution	1	1	1	2	-	4	3	1	8
Group totals	28	14	52	89	66	347	513	188	846

**	Includes profit on step acquisition

CRH    163

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2010 €m	2009 €m	2008 €m
Revenue	174	43	530
Cost of sales	(131)	(35)	(392)
Gross profit	43	8	138
Operating costs	(29)	(5)	(85)
Group operating profit	14	3	53
Profit on disposals	-	-	-
Profit before finance costs	14	3	53
Finance costs (net)	(2)	(1)	(26)
Profit before tax	12	2	27
Income tax expense	(3)	(1)	(8)
Group profit for the financial year	9	1	19

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2010
	2010 acquisitions €m	CRH Group excluding 2010 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2009 € m
Revenue	750	16,999	17,749	17,518
Group profit for the financial year	32	430	462	616

The equivalent disclosure for 2009 is as follows:

	Pro-forma 2009
Revenue	2009 acquisitions €m	CRH Group excluding 2009 acquisitions €m	Pro-forma consolidated Group € m	Pro-forma 2008 € m
Group profit for the financial year	188	17,330	17,518	21,174
	19	597	616	1,271

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

164    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

32. Related Party Transactions

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 101 to 113. The Group’s principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 to this Annual Report.

Sales to and purchases from, together with outstanding payables to and receivables from, subsidiaries and joint ventures are eliminated in the preparation of the Consolidated Financial Statements (either in full or to the extent of the Group’s interest) in accordance with IAS 27 Consolidated and Separate Financial Statements and IAS 31 Interests in Joint Ventures. The amounts in respect of joint ventures are immaterial in the context of the year-end 2010 financial statements, year-end 2009 financial statements and year-end 2008 financial statements. Loans extended by the Group to joint ventures and associates (see note 16) are included in financial assets (whilst the Group’s share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group’s interests in these entities). Sales to and purchases from associates during the financial year ended 31 December 2010 amounted to €27 million (2009: €17 million; 2008: €17 million) and €479 million (2009: €458 million; 2008: €584 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 16) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors’ Remuneration on pages 82 to 92, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the 2010, 2009 and 2008 compensation entitlements of the Board of Directors is provided in the Report on Directors’ Remuneration with disclosure of the share-based payment expense relating to the Board of Directors provided in note 8 to the Consolidated Financial Statements. Other than these compensation entitlements, there were no other transactions involving key management personnel.

CRH    165

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information

The following consolidating information presents Condensed Balance Sheets as at 31 December 2010 and 2009 and Condensed Group Income Statements and Group Cash Flows for the years ended 31 December 2010, 2009 and 2008 of the Company and CRH America, Inc. (“CRHA”) as required by Article 3-10(c) of Regulation S-X. This information is prepared on a basis consistent with the basis of preparation on page 101, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is 100% owned by the company. The Guarantees of the guarantor are full and unconditional.

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2010

	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

ASSETS
Non-current assets
Property, plant and equipment	-	-	8,892	-	8,892
Intangible assets	-	-	4,305	-	4,305
Subsidiaries	5,171	120	1,682	(6,973)	-
Investments accounted for using the equity method	-	-	1,037	-	1,037
Advances to subsidiaries and parent undertakings	135	3,742	-	(3,877)	-
Other financial assets	-	-	149	-	149
Derivative financial instruments	-	155	39	-	194
Deferred income tax assets	-	35	350	-	385
Total non-current assets	5,306	4,052	16,454	(10,850)	14,962

Current assets
Inventories	-	-	2,187	-	2,187
Trade and other receivables	6,519	-	2,419	(6,519)	2,419
Current income tax recoverable	-	-	112	-	112
Derivative financial instruments	-	-	14	-	14
Liquid investments	-	-	37	-	37
Cash and cash equivalents	163	1,334	233	-	1,730
Total current assets	6,682	1,334	5,002	(6,519)	6,499
Total assets	11,988	5,386	21,456	(17,369)	21,461

EQUITY
Equity share capital	244	-	-	-	244
Preference share capital	1	-	-	-	1
Share premium account	3,915	1,747	20	(1,767)	3,915
Treasury Shares and own shares	(199)	-	-	-	(199)
Other reserves	147	-	147	(147)	147
Foreign currency translation reserve	(226)	-	-	-	(226)
Retained income	6,446	(315)	5,374	(5,059)	6,446
Capital and reserves attributable to the Company’s equity holders	10,328	1,432	5,541	(6,973)	10,328
Non-controlling interests	-	-	83	-	83
Total equity	10,328	1,432	5,624	(6,973)	10,411

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	3,453	1,242	-	4,695
Derivative financial instruments	-	-	33	-	33
Deferred income tax liabilities	-	-	1,693	-	1,693
Trade and other payables	-	-	163	-	163
Advances from subsidiary and parent undertakings	-	-	8,741	(8,741)	-
Retirement benefit obligations	-	-	474	-	474
Provisions for Liabilities	-	-	253	-	253
Total non-current liabilities	-	3,453	12,599	(8,741)	7,311

Current liabilities
Trade and other payables	-	40	2,646	-	2,686
Advances from subsidiary and parent undertakings	1,655	-	-	(1,655)	-
Current income tax liabilities	1	-	198	-	199
Interest-bearing loans and borrowings	4	461	201	-	666
Derivative financial instruments	-	-	54	-	54
Provisions for liabilities	-	-	134	-	134
Total current liabilities	1,660	501	3,233	(1,655)	3,739

Total liabilities	1,660	3,954	15,832	(10,396)	11,050

Total equity and liabilities	11,988	5,386	21,456	(17,369)	21,461

166    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2009

	CRH €m	CRHA €m	Non-Guarantor Subsidiaries € m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	8,535	-	8,535
Intangible assets	-	-	4,095	-	4,095
Subsidiaries	4,262	536	1,682	(6,480)	-
Investments accounted for using the equity method	-	-	962	-	962
Advances to subsidiaries and parent undertakings	117	4,435	-	(4,552)	-
Other financial assets	-	-	128	-	128
Derivative financial instruments	-	204	40	-	244
Deferred income tax assets	-	25	312	-	337
Total non-current assets	4,379	5,200	15,754	(11,032)	14,301

Current assets
Inventories	-	-	2,008	-	2,008
Trade and other receivables	7,922	-	2,454	(7,922)	2,454
Current income tax recoverable	-	-	77	-	77
Derivative financial instruments	-	-	5	-	5
Liquid investments	-	-	66	-	66
Cash and cash equivalents	152	-	1,220	-	1,372
Total current assets	8,074	-	5,830	(7,922)	5,982
Total assets	12,453	5,200	21,584	(18,954)	20,283

EQUITY
Equity share capital	241	-	-	-	241
Preference share capital	1	-	-	-	1
Share premium account	3,778	1,747	(59)	(1,688)	3,778
Treasury Shares and own shares	(279)	-	-	-	(279)
Other reserves	128	-	128	(128)	128
Foreign currency translation reserve	(740)	-	-	-	(740)
Retained income	6,508	(407)	5,071	(4,664)	6,508
Capital and reserves attributable to the Company’s equity holders	9,637	1,340	5,140	(6,480)	9,637
Non-controlling interests	-	-	73	-	73
Total equity	9,637	1,340	5,213	(6,480)	9,710

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	3,703	1,240	-	4,943
Derivative financial instruments	-	-	78	-	78
Deferred income tax liabilities	-	-	1,519	-	1,519
Trade and other payables	-	-	167	-	167
Advances from subsidiary and parent undertakings	-	-	9,660	(9,660)	-
Retirement benefit obligations	-	-	454	-	454
Provisions for liabilities	-	-	240	-	240
Total non-current liabilities	-	3,703	13,358	(9,660)	7,401

Current liabilities
Trade and other payables	-	50	2,421	-	2,471
Advances from subsidiary and parent undertakings	2,814	-	-	(2,814)	-
Current income tax liabilities	-	-	192	-	192
Interest-bearing loans and borrowings	2	107	272	-	381
Derivative financial instruments	-	-	8	-	8
Provisions for liabilities	-	-	120	-	120
Total current liabilities	2,816	157	3,013	(2,814)	3,172

Total liabilities	2,816	3,860	16,371	(12,474)	10,573

Total equity and liabilities	12,453	5,200	21,584	(18,954)	20,283

CRH    167

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2010
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

Revenue	-	-	17,173	-	17,173
Cost of sales	-	-	(12,363)	-	(12,363)
Gross profit	-	-	4,810	-	4,810
Operating income/(costs)	15	-	(4,127)	-	(4,112)
Group operating profit	15	-	683	-	698
Profit on disposals	-	-	55	-	55
Profit before finance costs	15	-	738	-	753
Finance costs	-	(364)	(394)	378	(380)
Finance revenue	-	378	133	(378)	133
Share of subsidiaries’ profit before tax	484	20	-	(504)	-
Group share of associates’ profit after tax	28	-	(28)	28	28
Profit before tax	527	34	449	(476)	534
Income tax expense	(95)	(4)	(91)	95	(95)
Group profit for the financial year	432	30	358	(381)	439

Profit attributable to:
Equity holders of the company	432	30	351	(381)	432
Non-controlling interests	-	-	7	-	7
Group profit for the financial year	432	30	358	(381)	439

168    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2009
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries € m	Eliminate and Reclassify € m	CRH and Subsidiaries €m
Revenue	-	-	17,373	-	17,373
Cost of sales	-	-	(12,510)	-	(12,510)
Gross profit	-	-	4,863	-	4,863
Operating income/(costs)	10	-	(3,918)	-	(3,908)
Group operating profit	10	-	945	-	955
Profit on disposals	-	-	26	-	26
Profit before finance costs	10	-	971	-	981
Finance costs	-	(428)	(399)	408	(419)
Finance revenue	-	408	122	(408)	122
Share of subsidiaries’ profit before tax	668	30	-	(698)	-
Group share of associates’ profit after tax	48	-	(48)	48	48
Profit before tax	726	10	646	(650)	732
Income tax expense	(134)	21	(155)	134	(134)
Group profit for the financial year	592	31	491	(516)	598

Profit attributable to:
Equity holders of the company	592	31	485	(516)	592
Non-controlling interests	-	-	6	-	6
Group profit for the financial year	592	31	491	(516)	598

CRH    169

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2008
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries € m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

Revenue	-	-	20,887	-	20,887
Cost of sales	-	-	(14,738)	-	(14,738)
Gross profit	-	-	6,149	-	6,149
Operating costs	(3)	-	(4,305)	-	(4,308)
Group operating profit	(3)	-	1,844	-	1,841
Profit on disposals	-	-	69	-	69
Profit before finance costs	(3)	-	1,913	-	1,910
Finance costs	-	(317)	(515)	329	(503)
Finance revenue	5	329	155	(329)	160
Share of subsidiaries’ profit before tax	1,551	20	-	(1,571)	-
Group share of associates’ profit after tax	61	-	(61)	61	61
Profit before tax	1,614	32	1,492	(1,510)	1,628
Income tax expense	(366)	(2)	(364)	366	(366)
Group profit for the financial year	1,248	30	1,128	(1,144)	1,262

Profit attributable to:
Equity holders of the company	1,248	30	1,114	(1,144)	1,248
Non-controlling interests	-	-	14	-	14
Group profit for the financial year	1,248	30	1,128	(1,144)	1,262

170    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2010
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

Cash flows from operating activities
Profit before tax	527	34	449	(476)	534
Finance costs (net)	-	(14)	261	-	247
Group share of subsidiaries’ profit before tax	(484)	(20)	-	504	-
Group share of associates’ profit after tax	(28)	-	28	(28)	(28)
Profit on disposals	-	-	(55)	-	(55)
Group operating profit	15	-	683	-	698
Depreciation charge (including impairments)	-	-	786	-	786
Amortisation of intangible assets (including impairments)	-	-	131	-	131
Share-based payment expense	-	-	19	-	19
Other movements		-	(35)	-	(35)
Net movement on working capital and provisions	1,403	(14)	(1,247)	-	142
Cash generated from operations	1,418	(14)	337	-	1,741
Interest paid (including finance leases)	-	(364)	(297)	378	(283)
Decrease in liquid investments	-	-	33	-	33
Corporation tax paid	1	-	(101)	-	(100)
Net cash inflow/(outflow) from operating activities	1,419	(378)	(28)	378	1,391

Cash flows from investing activities
Proceeds from business and non-current asset disposals	-	-	188	-	188
Interest received	-	378	35	(378)	35
Dividends received from associates	-	-	51	-	51
Purchase of property, plant and equipment	-	-	(466)	-	(466)
Advances (to)/from subsidiary and parent undertakings	(1,157)	1,475	(318)	-	-
Acquisition of subsidiaries and joint ventures (net of cash acquired)	-	-	(436)	-	(436)
Investments in and advances to associates	-	-	(49)	-	(49)
Advances to joint ventures and purchase of trade investments	-	-	(18)	-	(18)
Deferred and contingent acquisition consideration paid	-	-	(27)	-	(27)
Decrease in finance related receivables	-	-	115	-	115
Net cash (outflow)/inflow from investing activities	(1,157)	1,853	(925)	(378)	(607)

Cash flows from financing activities
Proceeds from exercise of share options	45	-	-	-	45
Acquisition of non-controlling interests	-	-	(2)	-	(2)
Increase in interest-bearing loans, borrowings and finance leases	-	(195)	761	-	566
Net cash flow arising from derivative financial instruments	-	65	17	-	82
Repayment of interest-bearing loans, borrowings and finance leases	2	-	(887)	-	(885)
Dividends paid to equity holders of the Company	(298)	-	-	-	(298)
Dividends paid to non-controlling interests	-	-	(6)	-	(6)
Net cash (outflow)/inflow from financing activities	(251)	(130)	(117)	-	(498)
Increase/(decrease) in cash and cash equivalents	11	1,345	(1,070)	-	286

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	152	-	1,220	-	1,372
Translation adjustment	-	(11)	83	-	72
Increase/(decrease) in cash and cash equivalents	11	1,345	(1,070)	-	286
Cash and cash equivalents at 31 December	163	1,334	233	-	1,730

CRH    171

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2009
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	726	10	646	(650)	732
Finance costs (net)	-	20	277	-	297
Group share of subsidiaries’ profit before tax	(668)	(30)	-	698	-
Group share of associates’ profit after tax	(48)	-	48	(48)	(48)
Profit on disposals	-	-	(26)	-	(26)
Group operating profit	10	-	945	-	955
Depreciation charge (including impairments)	-	-	794	-	794
Amortisation of intangible assets (including impairments)	-	-	54	-	54
Share-based payment expense	(13)	-	41	-	28
Other movements	-	-	(37)	-	(37)
Net movement on working capital and provisions	(2,239)	(25)	3,004	-	740
Cash generated from operations	(2,242)	(25)	4,801	-	2,534
Interest paid (including finance leases)	-	(428)	(274)	408	(294)
Decrease in liquid investments	-	-	65	-	65
Corporation tax paid	(2)	-	(102)	-	(104)
Net cash (outflow)/inflow from operating activities	(2,244)	(453)	4,490	408	2,201

Cash flows from investing activities
Proceeds from business and non-current asset disposals	-	-	103	-	103
Interest received	-	408	31	(408)	31
Dividends received from associates	-	-	38	-	38
Purchase of property, plant and equipment	-	-	(532)	-	(532)
Advances from/(to) subsidiary and parent undertakings	1,189	92	(1,281)	-	-
Acquisition of subsidiaries and joint ventures (net of cash acquired)	-	-	(174)	-	(174)
Investments in and advances to associates	-	-	(235)	-	(235)
Advances to joint ventures and purchase of trade investments	-	-	(9)	-	(9)
Deferred and contingent acquisition consideration paid	-	-	(37)	-	(37)
Increase in finance-related receivables	-	-	(115)	-	(115)
Net cash inflow/(outflow) from investing activities	1,189	500	(2,211)	(408)	(930)

Cash flows from financing activities
Proceeds from issue of shares (net)	1,237	-	-	-	1,237
Proceeds from exercise of share options	60	-	-	-	60
Increase in interest-bearing loans, borrowings and finance leases	-	-	757	-	757
Net cash flow arising from derivative financial instruments	-	147	(131)	-	16
Treasury/own shares purchased	(2)	-	-	-	(2)
Repayment of interest-bearing loans, borrowings and finance leases	1	(236)	(2,266)	-	(2,501)
Dividends paid to equity holders of the Company	(238)	-	-	-	(238)
Dividends paid to non-controlling interests	-	-	(7)	-	(7)
Net cash inflow/(outflow) from financing activities	1,058	(89)	(1,647)	-	(678)
Increase/(decrease) in cash and cash equivalents	3	(42)	632	-	593

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	149	42	608	-	799
Translation adjustment	-	-	(20)	-	(20)
Increase/(decrease) in cash and cash equivalents	3	(42)	632	-	593
Cash and cash equivalents at 31 December	152	-	1,220	-	1,372

172    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2008
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries € m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

Cash flows from operating activities
Profit before tax	1,614	32	1,492	(1,510)	1,628
Finance costs (net)	(5)	(12)	360	-	343
Group share of subsidiaries’ profit before tax	(1,551)	(20)	-	1,571	-
Group share of associates’ profit after tax	(61)	-	61	(61)	(61)
Profit on disposals	-	-	(69)	-	(69)
Group operating profit	(3)	-	1,844	-	1,841
Depreciation charge (including impairments)	-	-	781	-	781
Amortisation of intangible assets (including impairments)	-	-	43	-	43
Share-based payment expense	7	-	17	-	24
Other movements	-	-	(15)	-	(15)
Net movement on working capital and provisions	(915)	5	826	-	(84)
Cash generated from operations	(911)	5	3,496	-	2,590
Interest paid (including finance leases)	-	(317)	(383)	329	(371)
Decrease in liquid investments	-	-	175	-	175
Corporation tax paid	2	-	(324)	-	(322)
Net cash (outflow)/inflow from operating activities	(909)	(312)	2,964	329	2,072

Cash flows from investing activities
Proceeds from business and non-current asset disposals	-	-	168	-	168
Interest received	5	329	46	(329)	51
Dividends received from associates	-	-	42	-	42
Purchase of property, plant and equipment	-	-	(1,039)	-	(1,039)
Advances from/(to) subsidiary and parent undertakings	1,680	(473)	(1,207)	-	-
Acquisition of subsidiaries and joint ventures net of cash acquired)	-	-	(777)	-	(777)
Investments in and advances to associates	-	-	(156)	-	(156)
Advances to joint ventures and purchase of trade investments	-	-	(50)	-	(50)
Deferred and contingent acquisition consideration paid	-	-	(34)	-	(34)
Net cash inflow/(outflow) from investing activities	1,685	(144)	(3,007)	(329)	(1,795)

Cash flows from financing activities
Proceeds from issue of shares (net)	6	-	-	-	6
Proceeds form exercise of share options	31	-	-	-	31
Increase in interest-bearing loans, borrowings and finance leases	-	-	1,382	-	1,382
Treasury/own shares purchased	(414)	-	-	-	(414)
Repayment of interest-bearing loans, borrowings and finance leases	(1)	585	(1,608)	-	(1,024)
Net cash flow arising from derivative financial instruments	-	(251)	151	-	(100)
Dividends paid to equity holders of the Company	(347)	-	-	-	(347)
Dividends paid to non-controlling interests	-	-	(5)	-	(5)
Net cash (outflow)/inflow from financing activities	(725)	334	(80)	-	(471)
Increase/(decrease) in cash and cash equivalents	51	(122)	(123)	-	(194)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	98	162	746	-	1,006
Translation adjustment	-	2	(15)	-	(13)
Increase/(decrease) in cash and cash equivalents	51	(122)	(123)	-	(194)
Cash and cash equivalents at 31 December	149	42	608	-	799

CRH    173

SHAREHOLDER INFORMATION

174    CRH

Shareholder Information

SHAREHOLDER INFORMATION

Stock Exchange Listings

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges.

American Depositary Shares (“ADSs”), each representing one Ordinary Share, are listed on the New York Stock Exchange (“NYSE”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon (the “Depositary”) as Depositary under an Amended and Restated Deposit Agreement dated 28 November 2006. Each ADS represents one Ordinary Share of the Company. The ticker symbol for the ADSs on the NYSE is CRH.

The following table sets forth, for the periods indicated, the reported high and low middle market quotations in euro for the Ordinary Shares on the Irish Stock Exchange, based on its Daily Official List, and the high and low sale prices of the ADSs as reported on the NYSE composite tape from 2006 through 25 March 2011.

	Euro per Ordinary Share*		US Dollars per ADS*
	High	Low	High	Low
Calendar Year
2006	28.69	20.15	41.30	26.03
2007	34.44	19.76	48.01	29.30
2008	24.50	12.44	37.78	15.73
2009	20.70	11.50	30.53	17.37
2010	22.00	11.51	29.43	14.77

2009
First Quarter	18.44	11.50	25.02	17.37
Second Quarter	20.61	15.71	27.12	21.08
Third Quarter	20.70	14.46	30.01	21.25
Fourth Quarter	20.54	16.20	30.53	23.98

2010
First Quarter	19.52	16.42	28.48	22.65
Second Quarter	22.00	16.73	29.44	20.79
Third Quarter	17.18	11.51	22.16	14.76
Fourth Quarter	15.94	11.64	21.03	16.26

Recent Months
September 2010	13.79	11.92	17.69	16.15
October 2010	12.90	11.64	18.08	16.26
November 2010	15.40	12.16	20.52	17.21
December 2010	15.94	13.66	21.03	17.94
January 2011	16.40	14.10	22.50	18.37
February 2011	17.40	15.50	23.49	21.34
March 2011 (through 25 March 2011)	17.15	14.26	23.37	19.88

*	Ordinary Share and ADS data for 2006 to 2009 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

For further information on CRH shares see note 29 to the Consolidated Financial Statements.

CRH    175

Shareholder Information

SHAREHOLDER INFORMATION

Ownership of Ordinary Shares

Shareholdings as at 31 December 2010

Geographic Location*	Number of shares held ’000s	% of total
Europe/Other	187,806	26
Ireland	46,299	7
North America	275,641	38
Retail	77,556	11
Treasury	9,357	1
United Kingdom	121,849	17
	718,508	100

*	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of Shareholders	% of total	Number of share held ’000s	% of total
1 - 1,000	16,733	58.88	6,052	0.84
1,001 - 10,000	9,981	35.13	29,077	4.05
10,001 - 100,000	1,309	4.61	36,364	5.06
100,001 - 1,000,000	307	1.08	102,425	14.26
Over 1,000,000	85	0.30	544,590	75.79
	28,415	100	718,508	100

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal person severally or jointly. The major shareholders do not have different voting rights.

As at 25 March 2011, the Company had received notification of the following interests in its ordinary share capital:

Name	Holding	%
Capital Research and Management Company (CRMC) including Growth Fund of America (GFA)	69,367,916	9.78
BlackRock, Inc.	28,235,082	3.98
UBS AG	26,380,604	3.72
Norges Bank (The Central Bank of Norway)	21,707,149	3.06

In early 2010, CRMC advised the Company that, with effect from 1 January 2010, it had been granted proxy voting authority by various Capital Group funds, including the Growth Fund of America (“GFA”), which previously voted independently from CRMC.

On 17 February 2011, GFA notified the Company that its holding of shares was 21,114,087 shares (2.97% of the issued share capital excluding Treasury Shares). The notification re-stated that proxy rights in relation to its holding had been granted to CRMC, its investment adviser.

BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

176    CRH

Shareholder Information

SHAREHOLDER INFORMATION

The equivalent disclosure as at 25 March 2010 was as follows:

Name	Holding	%
Capital Research and Management Company (CRMC)	84,225,434	12.05
BlackRock Inc.	28,091,986	4.02
UBS AG	26,380,604	3.77

On 3 February 2010, The Capital Group International, Inc., which notifies its holding independently of CRMC, notified the Company that its interest in the Company had fallen below 3%.

On 7 January 2010, The Growth Fund of America, Inc. (GFA) advised the Company that, with effect from 1 January 2010, it no longer exercised voting rights in respect of its holding of 30,131,457 shares (4.31%). CRMC has separately advised that, with effect from 1 January 2010, it has been granted proxy voting authority by various Capital Group funds, including GFA, that previously voted independently from CRMC.

On 22 July 2009, Irish Life Investment Managers notified the Company that its interest in the Company had fallen below 3%.

The number of shareholders with US addresses (excluding ADS record holders) as at 25 March 2011 was 308 with a shareholding of 1,923,292 shares.

On 25 March 2011, 17,267,565 American Depositary Shares (equivalent to 17,267,565 Ordinary Shares or 2.43% of the total outstanding Ordinary Shares excluding Treasury Shares) were outstanding and were held by 62 record holders.

Purchases of Equity Securities by the Issuer and Affiliated Persons

There were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2010.

Dividends

The Company has paid dividends on its Ordinary Shares in respect of each fiscal year since the formation of the Group in 1970. Dividends are paid to shareholders as of record dates, which are determined by the Board of Directors. An interim dividend is normally declared by the Board of Directors in August of each year and is generally paid in October. A final dividend is normally recommended by the Board of Directors following the end of the fiscal year to which it relates and, if approved by the shareholders at an Annual General Meeting, is generally paid in May of that year.

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

Solely for the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the FRB Noon Buying Rate on the date of payment. The final dividend, if approved at the forthcoming Annual General Meeting of shareholders to be held on 4 May 2011, will be paid on 9 May 2011 and will bring the full year dividend for 2010 to 62.50 cent, with dividend cover of 1.0 times. The proposed final dividend has been translated using the FRB Noon Buying Rate on 25 March 2011.

CRH    177

Shareholder Information

SHAREHOLDER INFORMATION

	Euro cent per ordinary share[a]				Translated into US cents per ADS[a]
Years ended 31 December	Interim	Final		Total	Interim	Final	Total
2006	12.17	34.72		46.89	15.46	47.02	62.48
2007	18.03	43.28		61.31	26.11	66.69	92.80
2008	18.48	43.74		62.22	23.44	59.43	82.87
2009	18.50	44.00		62.50	27.46	58.79	86.25
2010	18.50	44.00	[b]	62.50	25.64	62.23	87.87

a	Dividend per share amounts for 2006 to 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.
b	Proposed

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Capita Registrars (Ireland) Limited. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from Capita Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed exemption form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Registrars to obtain a mandate form. Tax vouchers will be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose address, according to the Share Register, is in the United Kingdom and the United States respectively, unless they require otherwise.

As the above arrangements can be inflexible for institutional shareholders, where shares are held in CREST, dividends are automatically paid in euro unless a currency election is made. CREST members should use the facility in CREST to make currency elections. Such elections must be made in respect of entire holdings as partial elections are not permissible.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

CREST

Transfer of the Company’s shares takes place through the CREST system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

Share Plans

The Group operates share option schemes, performance share plans, share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. A brief description of these plans is outlined below.

178    CRH

Shareholder Information

SHAREHOLDER INFORMATION

2000 Share Option Schemes

At the Annual General Meeting held on 3rd May 2000 (the “Adoption Date”), shareholders approved the adoption of Share Option Schemes (the “2000 Share Option Schemes”) to replace schemes which were approved in May 1990. The 2000 Share Option Schemes were replaced by new schemes in May 2010 (see below).

There are two elements to the 2000 Share Option Schemes, a “basic tier” and a “second tier”.

Details of the performance criteria applicable to basic and second tier options granted under the 2000 Share Option Schemes in the 10 years following the Adoption Date are contained in the Report on Directors’ Remuneration on page 92.

Options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant for the basic tier and five years for the second tier. Benefits under the schemes are not be pensionable. Shares issued (whether by way of the allotment of new shares or the reissue of Treasury Shares) in connection with exercises of options granted under the 2000 Share Option Schemes will rank pari passu in all respects with the Ordinary and Income shares of the Company.

2010 Share Option Schemes

At the Annual General Meeting held on 5 May 2010, shareholders approved the adoption of new share option schemes to replace the schemes which were approved in May 2000 (see above).

The 2010 Share Option Schemes (the “2010 Scheme”) are based on one tier of options with a single vesting test. The performance criteria for the 2010 Scheme are EPS-based. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group. Please refer to the Report on Directors’ Remuneration on pages 84 to 85 in relation to the performance criteria for the 2010 Scheme.

Principal features

The Remuneration Committee oversees the operation of the 2010 Scheme. No option can be granted under the 2010 Scheme more than ten years after shareholders approve the scheme and no option can be exercised more than ten years after the date of grant, except that where the tenth anniversary falls within a period in which a participant is in possession of unpublished price sensitive information, the latest exercise date shall be extended until 14 days after the expiry of such period.

The 2010 Scheme is available for executive directors and employees of any participating company nominated by the Remuneration Committee. A person cannot be granted an option within two years of his/her agreed retirement date (as defined in the rules of the 2010 Scheme).

In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under all share schemes operated by the Company shall not exceed 10% of the shares in issue immediately prior to that day. In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under the 2010 Scheme shall not exceed 5% of the shares in issue immediately prior to that day. A flow rate of 3% over three years will apply for all CRH share schemes in operation.

Option exercises may be satisfied by the allotment of shares, the reissue of treasury shares, or the purchase of shares on the market by a third party trustee. Shares issued or reissued under the 2010 Scheme will rank pari passu in all respects with the Ordinary and Income Shares of the Company.

CRH    179

Shareholder Information

SHAREHOLDER INFORMATION

Annual grants are limited to a maximum of 200% of the individual’s remuneration (salary, bonus and benefit-in-kind). This may be exceeded, up to a maximum of 25% of the individual limit, in cases of superior levels of business performance as determined by the Remuneration Committee and in cases where the Committee determines that it is necessary for the recruitment or retention of key employees. Awards under the 2010 Scheme are not pensionable.

The 2010 Scheme provides for a single tier of options with a single vesting test.

Generally options lapse when a participant leaves the Group. However, where cessation occurs by reason of death, ill-health, or agreed retirement age, the participant may be granted a period of 12 months to exercise options after the relevant event. If an option has not vested, the Remuneration Committee may, at its discretion, determine that the 12 month period shall commence on the date on which the option becomes first exercisable. In these circumstances, the Committee may also decide that the option should be scaled down by reference to the performance of the participant and on a time apportioned basis. Such pro-ration of an option will, in general, apply unless the Committee determines that the circumstances warrant greater vesting. The Committee may, at its discretion, waive the performance criteria of the 2010 Scheme in which case the award will be scaled down by reference to the performance of the participant and on a time apportioned basis. Where cessation occurs for any other reason, the participant may be granted a period of six months to exercise options. If an option has not vested, in cases of redundancy or where a subsidiary ceases to be under the control of the Company, the Remuneration Committee may, at its discretion, determine that the six month period shall commence on the date on which the option becomes first exercisable. In these circumstances, the Committee may also decide that the option should be scaled down by reference to the performance of the participant and on a time apportioned basis. Such pro-ration of an option will, in general, apply unless the Committee determines that the circumstances warrant greater vesting. The Committee may, at its discretion, waive the performance criteria of the Scheme in which case the award will be scaled down by reference to the performance of the participant and on a time apportioned basis.

There is no automatic vesting in the event of a takeover, reconstruction, amalgamation, de-merger, scheme of arrangement or the winding-up of the Company. However, the Remuneration Committee may, at its discretion, allow options to vest early in these circumstances in full or in part. Proration of an option will, in general, apply unless the Committee determines that the circumstances warrant greater vesting.

In the event of a de-merger, special dividend or similar event or an alteration to the capital structure of the Company, including a capitalisation of reserves or a rights issue, unexercised options may be adjusted as the Remuneration Committee deems appropriate. Before exercising this discretion, the Committee will consult with the auditors in relation to the proposed adjustments.

Provided the purpose of the 2010 Scheme is not altered, the Remuneration Committee shall have authority to amend the 2010 Scheme in any manner it deems fit, except that amendments to the provisions relating to eligibility for participation, the maximum annual entitlement for any one participant, the limitation on the number of shares to be issued under the 2010 Scheme and the adjustment of options would require the prior approval of shareholders.

2000 Savings-related Share Option Schemes

At the Annual General Meeting held on 3 May 2000, shareholders approved the adoption of savings-related share option schemes. CRH Group schemes were subsequently established in the Republic of Ireland and the United Kingdom (the “2000 Savings-related Share Option Schemes”), under which eligible subsidiary companies of the Group were nominated as participating subsidiaries. No further options will be granted under the 2000 Savings-related Share Option Schemes as those schemes were replaced by new savings-related share option schemes in May 2010 (see below).

180    CRH

Shareholder Information

SHAREHOLDER INFORMATION

Shares issued* in connection with exercises of options granted under the 2000 Savings-Related Share Option Schemes will rank pari passu in all respects with the Ordinary and Income shares of the Company.

1,659,917 Ordinary Shares have been issued* pursuant to the 2000 Savings-Related Share Option Schemes.

2010 Savings-Related Share Option Schemes

At the Annual General Meeting held on 5 May 2010 (the “Adoption Date”), shareholders approved the adoption of savings-related share option schemes. It is intended to grant options in 2011 under CRH Group Schemes established in the Republic of Ireland and the United Kingdom to nominated eligible subsidiary companies of the Group.

Principal features

Shares issued* under the 2010 Savings-related Option Schemes will rank pari passu in all respects with the Ordinary and Income Shares of the Company.

Benefits under the scheme will not be pensionable.

All employees of a participating subsidiary, who have satisfied a required qualifying period, will be invited to participate.

Eligible employees who wish to participate in the scheme will enter into a savings contract with a nominated savings institution, for a three or a five year period, to save a maximum of €500 or Stg£250, as appropriate, per month.

At the commencement of each contract period employees will be granted an option to acquire Ordinary Shares in the Company at an option price which is equal to the amount proposed to be saved plus the bonus payable by the nominated savings institution at the end of the savings period. The price payable for each Ordinary Share under an option will be not less than the higher of par or 75% (or in the case of the U.K. scheme 80%) of the middle-market quotation on the Stock Exchange at the time the option is granted.

On completion of the savings contract, employees may use the amount saved, together with the bonus earned, to exercise the option.

In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under all share schemes operated by the Company shall not exceed 10% of the shares in issue immediately prior to that day.

In the event of any variation to the capital structure or reserves of the Company, including a capitalisation of reserves, rights issue, sub-division, consolidation, reduction or otherwise, unexercised options may be adjusted, subject to consulting with the auditors in relation to the proposed amendment and receiving prior written approval from the relevant revenue authorities.

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

No Ordinary Shares have been granted under or issued* pursuant to the 2010 Savings-Related Share Option Schemes to date.

CRH    181

*	Whether by way of the allotment of new shares or the reissue of Treasury Shares.

Shareholder Information

SHAREHOLDER INFORMATION

Share Participation Schemes

At the Annual General Meeting on 13 May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 25 March 2011, 7,118,587 Ordinary Shares had been issued* pursuant to the Share Participation Schemes.

Performance Share Plan

See the Report on Directors’ Remuneration pages 83 to 84.

American Depositary Shares

Fees and charges payable by a holder of American Depositary Shares (“ADSs”)

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

Fees and direct and indirect payments made by the Depositary to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2010 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $102,652.

*	Whether by way of the allotment of new shares or the reissue of Treasury Shares.

182    CRH

Shareholder Information

SHAREHOLDER INFORMATION

The table below sets forth the category of expense that the Depositary has agreed to reimburse the Company and the amounts reimbursed for the year ended 31 December 2010:

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2010
NYSE listing fees[1]	$38,000
Total	$38,000

1	Reimbursement for $38,000 of the 2010 NYSE listing fees was received from the Depositary on 15 March 2010.

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2010:

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2010
Printing, distribution and administration costs paid directly to Broadridge in connection with US shareholder communications and AGM related expenses in connection with the ADS program[2]	$64,652
Total	$64,652

2	During 2010, $64,652 was paid by the Depositary to Broadridge, relating to services provided in 2010. The Broadridge fees are SEC approved.

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

CRH    183

Shareholder Information

SHAREHOLDER INFORMATION

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

For US federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders in taxable years beginning before 1 January 2013 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

184    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

CRH    185

Shareholder Information

SHAREHOLDER INFORMATION

Stamp Duty

The Irish Finance Act, 1992 Section 90 Stamp Duties Consolidation Act 1999 exempts from Irish stamp duty transfers of ADSs where the ADSs are dealt in and quoted on a recognised stock exchange in the US and the underlying deposited securities are dealt in and quoted on a recognised stock exchange. The Irish tax authorities regard NASDAQ and the NYSE as recognised stock exchanges. Irish stamp duty will be charged at the rate of 1% of the amount or value of the consideration on any conveyance or transfer on sale of Ordinary Shares (exemption generally available in the case of single transfers with a value of less than €1,000).

Memorandum and Articles of Association

The Company’s Memorandum of Association sets out the objects and powers of the Company. The Articles of Association detail the rights attaching to each share class; the method by which the Company’s shares can be purchased or reissued; the provisions which apply to the holding of and voting at general meetings; and the rules relating to the Directors, including their appointment, retirement, re-election, duties and powers.

In 2010, shareholders approved a resolution to update the Articles of Association and make them consistent with the Shareholders Rights (Directive 2007/36/EC) Regulations 2009 by:

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

A copy of the current Memorandum and Articles of Association can be obtained from the Group’s website, www.crh.com.

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

186    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

The Directors may exercise all the powers of the Company to borrow money, except that such general power is restricted to the aggregate amount of principal borrowed less cash balances of the Company and its subsidiaries not exceeding an amount twice the aggregate of (a) the share capital of the Company; and (b) the amount standing to the credit of retained income, foreign currency translation reserve and other reserves, capital grants, deferred taxation and non-controlling interest; less any repayable Government grants; less (c) the aggregate amount of Treasury Shares and own shares held by the Company.

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

CRH    187

Shareholder Information

SHAREHOLDER INFORMATION

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

188    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

Financial calendar

Announcement of final results for 2010	1 March 2011
Ex-dividend date	9 March 2011
Record date for dividend	11 March 2011
Latest date for receipt of scrip forms	21 April 2011
Interim Management Statement	4 May 2011
Annual General Meeting	4 May 2011
Dividend payment date and first day of dealing in scrip dividend shares	9 May 2011
Announcement of interim results for 2011	16 August 2011
Interim Management Statement	15 November 2011

Electronic communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to shareholders electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of general meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting Capita Registrars.

Electronic proxy voting

Shareholders may lodge a proxy form for the 2011 Annual General Meeting electronically. Shareholders who wish to submit proxies via the internet may do so by accessing CRH’s, or Capita Registrars’, website as described below. Shareholders must register for this service on-line before proxy forms can be lodged electronically.

CRH    189

Shareholder Information

SHAREHOLDER INFORMATION

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Registrars (Ireland) Limited,

P.O. Box 7117,

Dublin 2,

Ireland.

Telephone: +353 (0) 1 810 2400

Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts either by accessing CRH’s website and selecting “Registrars” under “Shareholder Services” in the Investor Relations section or by accessing Capita Registrars’ website, www.capitaregistrars.ie and selecting “Login to Shareholder Services“ under “Online Services”. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses and download standard forms required to initiate changes in details held by Capita Registrars. Shareholders will need to register for a User ID before using some of the services.

Frequently Asked Questions (FAQ)

The Group’s website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividends payments, electronic communications and shareholder rights. The FAQ can be accessed in the Investor Relations section of the website under “Shareholder Services”.

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

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 4 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see “Corporate Governance - Committees” on page 75.

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

190    CRH

Exhibits

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon*.

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary, joint venture and associated undertakings.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002**.

15.	Consent of Independent Registered Public Accounting Firm.

99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*	Incorporated by reference to Annual Report on Form 20-F that was filed by the Company on 3 May 2007.

**	Furnished but not filed.

CRH    191

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ M. Carton
Maeve Carton
Finance Director

Dated: 30 March 2011

CRH    192