Form 20-F
period 2011-12-31
CRH PUBLIC LTD CO
filed 2012-03-28
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2011

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

Maeve Carton

Tel: +353 1 404 1000

Fax: +353 1 404 1007

Belgard Castle, Clondalkin, Dublin 22, Ireland

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
CRH plc
Ordinary Shares/Income Shares of €0.34 each	The New York Stock Exchange*
American Depositary Shares, each representing the right to receive one Ordinary Share	The New York Stock Exchange
CRH America Inc.
4.125% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
6.000% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
8.125% Notes due 2018 guaranteed by CRH plc	The New York Stock Exchange
5.750% Notes due 2021 guaranteed by CRH plc	The New York Stock Exchange

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each **	727,897,906
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).***    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

***	This requirement does not yet apply to the registrant.

Cross Reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of the 20-F.

		PAGE
	Introduction and Performance Indicators	3
Part I
Item 1.	Identity of Directors, Senior Management and Advisors	n/a
Item 2.	Offer Statistics and Expected Timetable	n/a
Item 3.	Key Information
	A - Selected financial data	5, 182
	B - Capitalisation and indebtedness	n/a
	C - Reasons for the offer and use of proceeds	n/a
	D - Risk factors	31
Item 4.	Information on the Company
	A - History and development of the company	9
	B - Business overview	6, 17
	C - Organisational structure	9
	D - Property, plants and equipment	26
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A - Operating results	29, 38
	B - Liquidity and capital resources	42
	C - Research and development, patent and licenses, etc.	30
	D - Trend information	39
	E - Off-balance sheet arrangements	44
	F - Tabular disclosure of contractual obligations	44
	G - Safe Harbor	3
Item 6.	Directors, Senior Management and Employees
	A - Directors and senior management	68
	B - Compensation	85
	C - Board practices	71
	D - Employees	16
	E - Share ownership	90, 183
Item 7.	Major Shareholders and Related Party Transactions
	A - Major shareholders	181
	B - Related party transactions	170
	C - Interests of experts and counsel	n/a
Item 8.	Financial Information
	A - Consolidated statements and other financial information	97, 182
	- Legal proceedings	30
	- Dividends	182
	B - Significant changes	44
Item 9.	The Offer and Listing
	A - Offer and listing details	180
	B - Plan of distribution	n/a
	C - Markets	180
	D - Selling shareholders	n/a
	E - Dilution	n/a
	F - Expenses of the issue	n/a
Item 10.	Additional Information
	A - Share capital	n/a
	B - Memorandum and articles of association	190
	C - Material contracts	None
	D - Exchange controls	195
	E - Taxation	188

CRH    1

		PAGE
	F - Dividends and paying agents	n/a
	G - Statements by experts	n/a
	H - Documents on display	195
	I - Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	44
Item 12.	Description of Securities Other than Equity Securities
	A - Debt Securities	n/a
	B - Warrants and Rights	n/a
	C - Other Securities	n/a
	D - American Depositary Shares	186
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	83
Item 16A.	Audit Committee Financial Expert	76
Item 16B.	Code of Ethics	81
Item 16C.	Principal Accountant Fees and Services	195
Item 16D.	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E.	Purchases of Equity Securities by the Issuer & Affiliated Purchasers	182
Item 16F.	Change in Registrant’s Certifying Accountant	None
Item 16G.	Corporate Governance	83
Item 16H.	Mine Safety Disclosures	30
Part III
Item 17.	Financial Statements	n/a
Item 18.	Financial Statements	97
Item 19.	Exhibits	196

2    CRH

Introduction and Performance Indicators

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items (including the statements under “2012 Outlook” on page 40 and under “Outlook” in each of the segment review sections). These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other things, those factors identified in the Risk Factors section.

CRH Website

Information on or accessible through our website, www.crh.com, does not form part of and is not incorporated into this document. The Group’s website provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available, in the News & Events section of the website, immediately after release to the Stock Exchanges.

Key Information

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Selected financial data has been presented for the five years ended on 31 December 2011 on pages 5 and 6. For the three years ended 31 December 2011, the selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Review section included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

Performance Indicators

CRH uses a number of non-GAAP performance indicators to monitor financial performance. These are summarised below and discussed later in this report.

Net Debt. Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and current and non-current derivative financial instruments. A reconciliation of total interest-bearing loans and borrowings to net debt is set out in note 25 to the Consolidated Financial Statements.

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

CRH    3

Introduction and Performance Indicators

Reconciliation of EBITDA (as defined)* and Operating Profit (by segment) to Group Profit

	Continuing operations - year ended 31 December
	Materials			Products			Distribution			Total Group
	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m
Group operating profit before depreciation and amortisation (EBITDA (as defined)*)
Europe	436	423	434	194	198	283	267	214	204	897	835	921
Americas	530	566	670	164	154	173	65	60	39	759	780	882
	966	989	1,104	358	352	456	332	274	243	1,656	1,615	1,803

Depreciation and amortisation (including asset impairment charges)
Europe	172	172	177	128	187	167	77	79	67	377	438	411
Americas	266	278	263	122	178	150	20	23	24	408	479	437
	438	450	440	250	365	317	97	102	91	785	917	848

Group operating profit†
Europe	264	251	257	66	11	116	190	135	137	520	397	510
Americas	264	288	407	42	(24)	23	45	37	15	351	301	445
	528	539	664	108	(13)	139	235	172	152	871	698	955
Profit on disposals										55	55	26
Finance costs (net)										(257)	(247)	(297)
Group share of associates’ profit after tax										42	28	48
Profit before tax										711	534	732
Income tax expense										(114)	(95)	(134)
Group profit for the financial year										597	439	598

†	Throughout this document, Group operating profit as shown in the Consolidated Financial Statements excludes profit on disposals.

Net Interest Ratio. Net Interest Ratio is used by management as a measure matching the earnings and cash generated by the business to the underlying funding costs. Net Interest Ratio is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 23 to the Consolidated Financial Statements, is a metric used in lender covenants. It is the ratio of EBITDA (as defined)* to net interest and is calculated as follows:

Calculation of EBITDA (as defined)* to Net Interest Ratio

	2011 €m	2010 €m	2009 €m
Net Interest
Finance costs[1]	262	255	305
Finance income[1]	(33)	(37)	(35)
Other financial expense[1]	28	29	27
Net interest expense	257	247	297
EBITDA (as defined)*	1,656	1,615	1,803

	times
EBITDA (as defined)* to net interest ratio (EBITDA (as defined)* divided by net interest expense)	6.4	6.5	6.1

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.
1	These items appear on the Consolidated Income Statement on page 100.

4    CRH

Introduction and Performance Indicators

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 23 to the Consolidated Financial Statements.

Organic Revenue, Organic Operating Profit. CRH pursues a strategy of growth through acquisitions and investments, with €610 million spent on acquisitions and investments in 2011 (2010: €567 million); these acquisitions contributed to the change in revenue and operating profit in 2011, adding incremental revenue of €805 million and incremental operating profit of €49 million compared with 2010. Proceeds (including net debt assumed by the purchasers) from disposal of non-current assets and businesses amounted to €492 million (2010: €188 million). The sales impact of divested activities in 2011 was a negative €469 million and because these operations generated net losses in 2010, the disposal impact at operating profit level was a contribution of €16m compared with 2010. Exchange translation movements had a relatively minor impact on 2011 results with a strengthening of the Swiss Franc partly offset by a weakening of the US Dollar and Polish Zloty average exchange rates. Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year. Organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Review section which follows, changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 45.

Selected Financial Data

Consolidated Income Statement Data

Year ended 31 December

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
(Amounts in millions, except per share data and ratios)
Revenue	18,081	17,173	17,373	20,887	20,992
Group operating profit	871	698	955	1,841	2,086
Profit attributable to equity holders of the Company	590	432	592	1,248	1,430
Basic earnings per Ordinary Share[1]	82.6c	61.3c	88.3c	210.2c	236.9c
Diluted earnings per Ordinary Share[1]	82.6c	61.2c	87.9c	209.0c	234.8c
Dividends paid during calendar year per Ordinary Share[1]	62.5c	62.5c	62.2c	61.8c	52.8c
Average number of Ordinary Shares outstanding (millions of shares)[1]	714.4	704.6	670.8	593.9	603.6
Ratio of earnings to fixed charges (times)[2]	2.4	2.1	2.4	3.9	5.0

All data relates to continuing operations

1	Average number of Ordinary Shares, earnings per share, number of Ordinary Shares at 31 December and dividend amounts for 2007 and 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

2	For the purposes of calculating the ratio of earnings to fixed charges, in accordance with Item 503 of Regulation S-K, earnings have been calculated by adding: profit before tax adjusted to exclude the Group’s share of associates’ profit after tax, fixed charges, and dividends received from associates; and the fixed charges were calculated by adding interest expensed and capitalised, amortised premiums, discounts and capitalised expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

CRH    5

Introduction and Performance Indicators

Consolidated Balance Sheet Data

	2011 € m	2010 €m	2009 €m	2008 €m	2007 €m
(Amounts in millions)
Total assets	21,387	21,461	20,283	21,121	19,788
Net assets[1]	10,583	10,411	9,710	8,157	8,020
Ordinary shareholders’ equity	10,508	10,327	9,636	8,086	7,953
Equity share capital	247	244	241	186	186
Number of Ordinary Shares[2]*	727.9	718.5	710.5	608.3	606.9
Number of Treasury Shares and own shares*	8.9	9.5	12.8	17.1	0.9
Number of Ordinary Shares net of Treasury Shares and own shares[2]*	719.0	709.0	697.7	591.2	606.0

1	Net assets is calculated as the sum of total assets less total liabilities.

2	The number of Ordinary Shares for 2007 and 2008 has been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

*	Shown in millions of shares.

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

Exchange Rates

In this Form 20-F, references to “US$”, “US Dollars” or “US cents” are to the United States currency, references to “euro”, “euro cent”, “cent”, “c” or “€” are to the euro currency and “Stg£” or “Sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom” or “UK”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”), Canadian Dollar (“CAD”), Chinese Renminbi (“RMB”), Argentine Peso (“ARP”), Turkish Lira (“TRY”), Indian Rupee (“INR”), Ukrainian Hryvnia (“UAH”) and Israeli Shekel (“ILS”).

Merely for the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Federal Reserve Bank of New York Noon Buying Rate (the “FRB Noon Buying Rate”) on 31 December 2011 was €1 = US$1.2973 and on 23 March 2012 was €1 = US$1.3263.

6    CRH

Introduction and Performance Indicators

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the FRB Noon Buying Rate.

Years ended 31 December	Period End	Average Rate[1]	High	Low
2007	1.46	1.38	1.49	1.29
2008	1.39	1.47	1.60	1.24
2009	1.43	1.40	1.51	1.25
2010	1.33	1.32	1.45	1.20
2011	1.30	1.40	1.49	1.29
2012 (through 23 March 2012)	1.33	1.31	1.35	1.27

Months ended
September 2011	1.34	1.37	1.43	1.34
October 2011	1.39	1.37	1.42	1.33
November 2011	1.35	1.36	1.38	1.32
December 2011	1.30	1.32	1.35	1.29
January 2012	1.31	1.29	1.32	1.27
February 2012	1.34	1.32	1.35	1.31
March 2012 (through 23 March 2012)	1.33	1.32	1.33	1.30

1	The average of the US Dollar/euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 117).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Review section beginning on page 38.

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

CRH is one of the largest companies, based on market capitalisation, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH is also quoted on The London Stock Exchange Limited (“London Stock Exchange”) in the United Kingdom and its American Depositary Shares are listed on the New York Stock Exchange in the United States. The market capitalisation of CRH as of 31 December 2011 was €11 billion.

In December 2011, changes in the Group’s listing arrangements facilitated the inclusion of CRH in the FTSE 100 and FTSE All-Share indices, a move which we believe will increase the Group’s attractiveness to a wider international investor base. CRH continues to be included in the MSCI Euro indices, the EuroStoxx indices and in the ISEQ 20 and ISEQ Overall indices, among others.

For reporting purposes, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Americas Materials (in the United States), Europe Products (including activities in Australia), Americas Products (in the United States, Mexico, Canada, Chile and Argentina), Europe Distribution and Americas Distribution (in the United States). The activities of the various segments are briefly described below as follows:

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

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

As a result of planned geographic diversification since the mid-1970s, and most particularly in the period 2001 to 2008, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH now has operations in 36 countries, mainly in

CRH    9

Description of the Group

DESCRIPTION OF THE GROUP

Western Europe and North America as well as, to a lesser degree, in developing economies in Eastern Europe, South America, the Mediterranean basin, China, India and Australia, employing approximately 76,000 people at close to 3,600 locations.

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

CRH’s Business Model

CRH strives to outperform in its business operations, develop its people and build regional market leadership positions across an actively managed portfolio, while a federal structure effectively combines large company resources and local company entrepreneurship. The portfolio is well balanced across geographies, sector end-uses, and both new and RMI (repair, maintenance and improvement) construction, thus providing exposure to multiple demand drivers which help smooth the effects of varying economic cycles.

With a rigorous approach to capital allocation and a strong focus on cash generation, CRH reinvests in its existing assets and acquires well-run, value-creating businesses while seeking exposure to new development opportunities and creating platforms for future growth. In a fragmented industry, CRH typically acquires small to mid-sized companies which complement the existing network; however this is augmented from time to time with larger transactions where we see compelling value. This sustainable business model and overall strategic approach has enabled CRH to deliver superior long-term performance through the business cycle.

Developed Economies

In the developed world, CRH’s strategic focus is to continue to reinvest in its established platforms for operational efficiency, product quality and customer service. The development of these businesses is primarily through bolt-on acquisitions which enhance vertical integration, bolster our strong long-term permitted reserves positions and fill out regional and product level positions. In Western Europe and North America CRH has built a balanced portfolio of businesses which service the breadth of building materials demand from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. In many of its regions, CRH’s diverse business base is uniquely positioned to provide a broad product offering to the construction industry. While our heavyside building materials operations support the Group’s exposure to new-build construction, the lightside of our product range enables CRH to participate in the growing RMI markets of mature economies.

Developing Economies

In emerging regions, CRH’s strategy is to target premium assets as an initial footprint, usually in cement and often in partnership with strong local established businesses. We identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further downstream into integrated building materials businesses as construction markets become more sophisticated over time. In the mid-1990s, CRH applied this approach to its entry into the Polish market and today the Group is the leading integrated building materials company in Poland. CRH is now replicating this approach in its platforms in Ukraine, India and China. As these markets develop, more sophisticated construction methods will emerge and, as has been our experience in Eastern Europe, a wide range of value-added construction products will be required, enabling CRH to roll out a broader range of products over time across the industry.

10    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Sector exposure and end-use (EBITDA (as defined)*)

*	Defined as earnings before interest, taxes, depreciation, amortisation asset impairment charges, profit on disposals and the group’s share of associates’ profit after tax.

†	Excludes CRH share of cement (c. 8.9m tonnes) and readymixed concrete (c. 0.7m cubic metres) attributable to associates, Uniland in Spain (26%), Mashav in Israel (25%) and Yatai Building Materials in China (26%).

1	Throughout this document annualised volumes have been used which may vary from actual volumes produced and reflect the full-year impact of acquisitions made during the year.

2	Throughout this document tonnes denotes metric tonnes (i.e. 1,000 kilogrammes).

CRH    11

Description of the Group

DESCRIPTION OF THE GROUP

12    CRH

Description of the Group

DESCRIPTION OF THE GROUP

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

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 30 years’ experience of the building materials industry and of CRH’s international expansion. He was appointed Group Chief Executive with effect from January 2009.

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

This page left to right:

Maeve Carton, Finance Director

Myles Lee, Chief Executive

Opposite page left to right:

Standing: Doug Black,

President and Chief Operating Officer Oldcastle, Inc.

Erik Bax, Managing Director Europe Products & Distribution

Seated: Albert Manifold, Chief Operating Officer

Henry Morris, Managing Director Europe Materials

Mark Towe, Chief Executive Officer Oldcastle, Inc.

14    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Doug Black, a BS in Mathematical Science/Civil Engineering and MBA, joined CRH in 1995 as Vice-President Business Development and in 1996 helped establish Oldcastle Distribution with the acquisition of Allied Building Products. Doug was President of Oldcastle Precast Southeast from 1996 to 2000, was promoted to Chief Operating Officer Oldcastle Architectural in 2000 and was President and Chief Executive Officer (CEO) Oldcastle Architectural from 2002 to July 2006. Doug was appointed CEO Americas Materials in 2008 after two years serving as President of this Division and became President and Chief Operating Officer, Oldcastle, Inc. (the holding company for CRH’s operations in the Americas) in February 2012.

Henry Morris, a mechanical engineer and MBA, joined Irish Cement Limited as a graduate. He held a number of operational roles in CRH’s cement business prior to his appointment as Managing Director of CRH’s Aerobord business in 1990. Henry left the Group to join Barlo Group plc in 1993 and returned to CRH in 2001 as Regional Director, Finland and Switzerland. He was appointed Chief Operating Officer, Europe Materials in 2007 and Managing Director of the Division in January 2009.

Erik Bax, a building & construction engineer and MBA, joined CRH in 1984 as Manager, New Business at Vaculux and was appointed Managing Director Vaculux in 1993. He subsequently held a number of senior positions in Europe Products & Distribution. Erik became Managing Director CRH Europe Building Products in 2003 and Managing Director CRH Europe Distribution in 2007. He was appointed Managing Director of CRH Europe Products & Distribution in 2010.

Mark Towe was appointed a CRH Board Director with effect from July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH’s operations in the Americas) in July 2008. With approximately 40 years’ of experience in the building materials industry, he has overall responsibility for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.

CRH    15

Description of the Group

DESCRIPTION OF THE GROUP

2011 Organisation and People

With effect from January 2011, as part of an organisational alignment to accelerate the capture of market growth opportunities while streamlining common business processes and functions, the Architectural, Precast and MMI groups within Americas Products were combined to form a new product group - Building Products - under the leadership of Keith Haas.

This reorganisation has proved very successful and we have now further re-aligned our management structure in the Americas. With effect from 20 February 2012, Doug Black, previously Chief Executive Officer (CEO) of Americas Materials, took on the role of President and Chief Operating Officer (COO) of Oldcastle, Inc. (holding company for CRH’s operations in the Americas) reporting to Oldcastle CEO, Mark Towe. Randy Lake took over from Doug as CEO of Americas Materials, again with effect from 20 February 2012. Keith Haas took on expanded responsibilities with the absorption of our BuildingEnvelope™ operations into the Building Products structure. Randy and Keith, together with Bob Feury, CEO of Americas Distribution, all report to Doug in his role as COO, Oldcastle.

Francisco Irazusta joined Europe Products & Distribution in early 2011 and has assumed responsibility for our Products operations reporting to Erik Bax, Managing Director, Europe Products & Distribution.

In July 2011 Bill Sandbrook resigned from our US operations to take up a position elsewhere in the industry. We thank Bill for his long and committed service over many years.

The average number of employees for the past three financial years is disclosed in note 7 to the Consolidated Financial Statements on page 126.

No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

16    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Business Overview

The percentage of Group revenue and operating profit for each of the six reporting segments for 2011, 2010 and 2009 is as follows:

	2011		2010		2009
	Revenue	Operating profit	Revenue	Operating profit	Revenue	Operating profit
Share of revenue and operating profit
Europe Materials[1]	17%	30%	16%	36%	16%	27%
Americas Materials	24%	30%	26%	41%	25%	43%
Europe Products	15%	8%	16%	2%	17%	12%
Americas Products	13%	5%	14%	-3%	14%	2%
Europe Distribution	24%	22%	21%	19%	21%	14%
Americas Distribution	7%	5%	7%	5%	7%	2%
Total	100%	100%	100%	100%	100%	100%
1	See “Business Operations in Europe Materials” below for details of non-European countries grouped with Europe for reporting purposes.

Business Operations in Europe Materials

Europe Materials’ strategy is to build strong vertically integrated regional positions. Operating in 20 countries, the business is founded in resource-backed cement and aggregates assets which support the manufacture and supply of aggregates, concrete and asphalt products. With a network of well-invested facilities, Europe Materials focuses on operational excellence initiatives which include production efficiencies, greater use of alternative fuels and manufacture of low carbon cements, while the scale of our operations provides economies in purchasing and logistics management.

Development focus is centred on bolt-on acquisitions for synergies, reserves and further vertical integration in addition to opportunities in contiguous regions to extend and strengthen regional positions. Europe Materials has championed CRH’s entry into developing markets that offer long-term growth potential, with entry via cement and aggregates assets and the potential to roll out its operational excellence programmes and vertical integration approach over time. In total, Europe Materials employs approximately 11,600 people at close to 650 locations.

Products and Services	Location[2]
Cement	Belgium, China, Finland, India (50%), Ireland, Lebanon (25%), Netherlands, Poland, Portugal (49%), Switzerland, Tunisia (49%), Turkey (50%), Ukraine, United Kingdom

Aggregates	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Slovakia, Spain, Switzerland, Ukraine

Asphalt	Finland, Ireland, Poland, Switzerland

Readymixed Concrete	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%), Turkey (50%)

Lime	Ireland, Poland

Concrete Products	Estonia, Finland, Ireland, Poland, Portugal (49%), Spain, Tunisia (49%), Ukraine

2	Excludes associate interests; percentages indicate ownership by CRH where this is not a subsidiary.

CRH    17

Description of the Group

DESCRIPTION OF THE GROUP

Cement is a primary building material used in the construction industry. It is manufactured by heating limestone with small quantities of other materials in a kiln through a carefully controlled chemical process that is capital-intensive. Cement is used principally as a binding agent to bind other materials together—its most common use is to mix it with sand, stone or other aggregates and water to form concrete. Cement customers primarily comprise concrete producers and merchants supplying construction contractors and others. Where CRH has cement and concrete operations, a significant portion of cement sales would typically be supplied to those operations. While cement or clinker may be imported from other countries, competition comes mainly from other large cement producers located within each country. CRH’s cement activities in Belgium and the Netherlands relate to cement transport and trading.

Aggregates are naturally occurring sand, gravel or crushed stone deposits such as granite, limestone and sandstone. Limestone reserves, which are used to supply cement plants, are located at or near each plant and are generally owned by CRH. In Finland, CRH buys the aggregates raw materials for its two cement plants as the Group does not own limestone reserves near the plants. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Property, Plants and Equipment section on pages 26 to 28.

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

Associate Interests

CRH has a 26% equity interest in Corporación Uniland S.A. (“Uniland”), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia.

CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel.

In 2009, CRH acquired a 26% equity interest in Yatai Building Materials Company’s cement operations (Yatai Cement), with cement and concrete operations in Jilin, Heilongjiang and Liaoning provinces in northeastern China.

18    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Business Operations in Americas Materials

Americas Materials’ strategy is to build strong regional positions underpinned by well-located, long-term reserves. Operating in 44 states with 12.4 billion tonnes of permitted aggregates reserves of which 80% are owned, this business is vertically integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 65% exposure to infrastructure, the business is further integrated into asphalt paving services through which it is a principal supplier of product to US highway repair and maintenance demand.

Our national network of operations and deep local market knowledge drive local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector where the top ten industry participants account for just 30% of US aggregates production, 25% of asphalt production and 20% of readymixed concrete production, CRH is structured and positioned to participate as the industry consolidates further. Americas Materials employs approximately 17,800 people at close to 1,200 operating locations.

Products and Services	Location
Aggregates	US
Asphalt	US
Readymixed Concrete	US

The Division is the largest asphalt producer and the third-largest producer of both aggregates and readymixed concrete in the US. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Property, Plants and Equipment section on pages 26 to 28.

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

Northeast (including operations in New England, New York, New Jersey and Connecticut);

Mid-Atlantic (Pennsylvania, Delaware, Virginia, West Virginia, Maryland, Kentucky, eastern Tennessee and North Carolina);

Central (Ohio, Indiana and Michigan); and

Southeast (Alabama, Georgia, South Carolina and Florida).

West:

Central West (Texas, Oklahoma, Arkansas, Mississippi, western Tennessee, Missouri, Kansas, Iowa, Nebraska, Minnesota, Illinois and South Dakota);

Mountain West (Colorado, Wyoming, Utah, Montana, New Mexico, southern Idaho, Nevada and Arizona); and

Northwest (Washington, Oregon and northern Idaho).

CRH    19

Description of the Group

DESCRIPTION OF THE GROUP

Business Operations in Europe Products

Europe Products’ strategy is to build and grow scalable businesses in the large European construction markets. The strategy is delivered by increasing the penetration of CRH products, developing positions to benefit from scale and best practice. We create competitive advantage through product, process and end-use innovation, while maintaining a balanced exposure to demand drivers.

Operating in 19 countries, this business is a regional leader in concrete products, concrete landscaping, clay products, construction accessories and entrance control systems. Leveraging the benefits of our regional platforms, we realise operational and procurement synergies across the network. Pan-European product development provides construction solutions which increase efficiencies on site, creating more design freedom for architects and enhancing the built environment. Europe Products’ development strategy is to further penetrate the growing RMI markets of developed Europe and to broaden the product range in developing regions as construction markets in those regions become more sophisticated. This Segment employs approximately 16,600 people at close to 400 operating locations.

Products and Services	Location

Concrete Products

Architectural Concrete	Belgium, Denmark, France, Germany, Italy, Netherlands, Slovakia, UK

Precast Concrete	Belgium, Denmark, France, Hungary, Ireland, Netherlands, Poland, Romania, Switzerland, UK

Clay Products	Germany, Netherlands, Poland, UK

Building Products

Construction Accessories	Australia, Austria, Belgium, Czech Republic, France, Germany, Ireland, Italy, Netherlands, Norway, Poland, Spain, Switzerland, Sweden, UK

Fencing & Security	France, Germany, Ireland, Netherlands, UK

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

20    CRH

Description of the Group

DESCRIPTION OF THE GROUP

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

Following rigorous strategic analysis, we decided at the end of 2009 to exit the Insulation and Climate Control sectors as we no longer saw a route to becoming a pan-European leader in these segments. The first half of 2011 saw completion of this divestment.

Business Operations in Americas Products

Americas Products’ strategy is to build a national footprint of an optimised portfolio of businesses which offer regional leadership positions across a full range of Building Products (precast and architectural concrete, clay and fencing products, packaged lawn and garden products, and packaged concrete mixes) and BuildingEnvelope™ solutions (glass and aluminium glazing systems) under the Oldcastle brand name. A coordinated approach at both a national and regional level achieves economies of scale and facilitates sharing of best practices which drive operational and commercial improvement. Through Oldcastle’s North American research and development centre, a continuous pipeline of innovative value-added products and design solutions are maintained.

Operating in 40 states, CRH has the breadth of product range and national footprint to provide a national service to customers with the personal touch of a local supplier. Focussing on strategic and national accounts, the new Oldcastle Building Solutions initiative provides an additional platform for growth as it is uniquely positioned in the industry to offer solutions to customers across all phases of building construction. Employees total approximately 14,900 at close to 380 locations.

Products and Services	Location

Architectural Concrete	Canada, US

Clay	Argentina, US

Precast Concrete, Pipe and Prestress Products	Canada, US

Glass Fabrication Glazing Systems	Argentina, Canada, Chile, US Canada, US

Construction Accessories	US

Fencing Products	Mexico, US

Building Products

Architectural Products (“APG”) , which is a leading North American producer of concrete masonry and hardscape products, packaged lawn and garden products, prepackaged cement mixes, clay brick and lightweight aggregates, services the US and eastern Canada from 234 operating locations in 39 states and two Canadian provinces. The residential and non-residential sectors combined account for 95% of APG’s output, a significant proportion of which is used in the RMI and DIY sectors. Competition for APG arises primarily from other locally-owned products companies. Principal raw material supplies are readily available.

APG’s concrete masonry products are used for cladding and foundations. Hardscape products comprise pavers, retaining wall products and patio products.

Lawn and garden products, mainly bagged and bulk mulch, soil and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cementitious dry-mixes,

CRH    21

Description of the Group

DESCRIPTION OF THE GROUP

marketed under the Sakrete® and ProSpec® brands, and lightweight aggregate are also important product lines. APG also includes Glen-Gery Corporation, a clay brick producer located primarily in the northeast and midwest regions of the United States and includes Merchants Metals, which supplies thousands of specialised products used in concrete construction activities.

The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the US and Canada with 84 locations in 25 states and the province of Quebec.

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

Precast also includes the Meadow Burke operations, a leading manufacturer and distributer of fencing and related products, used by the residential, non-residential and infrastructure sectors.

BuildingEnvelope™

BuildingEnvelope™ (“BE”) custom manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With close to 4,100 people and 52 locations in 23 states and four Canadian provinces, BE is the largest supplier of high-performance glazing products and services in North America, delivering to all of the top 50 MSAs (Metropolitan Statistical Areas) in the US and Canada.

Tempered glass and engineered aluminium glazing systems are building products with major applications in the RMI construction sector and have a wide range of architectural applications. The architectural glass product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colours and qualities. The engineered aluminium glazing systems product range includes a broad range of storefront and entrances, curtain wall and architectural windows.

South America

CRH operates five different companies in Argentina and Chile.

Canteras Cerro Negro is a clay roofing, wall and floor tiles producer. It owns two state-of-the-art production facilities in Olavarría and a greenfield manufacturing facility in Cordoba, which commenced production in 2009. Cormela, acquired during 2008, produces clay block at a facility in Campana, 60 kilometres (“km”) from Buenos Aires.

Superglass (Argentina) and Vidrios Dell Orto (Chile) fabricate tempered, laminated and insulated glass.

Comercial Duomo is a specialised construction products retailer and wholesaler in Chile which was acquired in 2008.

22    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Business Operations in Europe Distribution

Europe Distribution’s strategy is to seek opportunities to increase its network density in the largely unconsolidated core European markets while also investing in other attractive segments of building materials distribution. Organisational initiatives leverage expertise between DIY and builders merchants and use best-in-class IT to deliver operational excellence, optimise the supply chain and provide superior customer service.

From a solid base in the Netherlands, CRH has extensively expanded its leading Builders Merchants positions in Switzerland, Germany, Austria and France in addition to growing its DIY “Gamma” format in the Benelux. Substantial opportunities remain to increase our existing network in core European markets and to establish new platforms aimed at growing our exposure to RMI market demand. A recent example is CRH’s entry into the developing Sanitary, Heating and Plumbing (“SHAP”) distribution market through the acquisition of a Swiss provider of high-end sanitary ware, since replicated in contiguous markets in Germany and Belgium. Europe Distribution employs approximately 12,100 people at over 760 operating locations.

Products and Services	Location[1]
Builders Merchants	Austria, Belgium, France, Germany, Netherlands, Switzerland

DIY Stores	Benelux, Germany and Portugal (50%)

1	Excludes associate interests; percentages indicate percentage ownership by CRH where this is not a subsidiary.

Builders Merchants

Professional Builders Merchants caters to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants. In Switzerland, the Group has a strong position as the largest builders merchant and the only country-wide supplier of SHAP products. CRH is a major regional distributor in France, with 100 locations. In 2010, CRH acquired an additional 50% of Bauking, in which CRH already had a 47.82% stake. Bauking is a major regional player in the northwest of Germany with 81 locations. Sax Sanitair, acquired in August 2010, is a leading SHAP distributor in Belgium where the group now has 20 SHAP locations.

In addition, CRH holds a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region.

During 2011 we sold our activities in Afast B.V., a specialist roofing business as well as our 35% equity interest in Trialis, a General Builders Merchant in France.

DIY

The DIY Europe platform operates under five different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany) and Maxmat (Portugal) selling to DIY enthusiasts and home improvers. CRH operates 138 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. In Germany, Bauking operates 51 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 33 stores.

CRH    23

Description of the Group

DESCRIPTION OF THE GROUP

Business Operations in Americas Distribution

Americas Distribution’s strategy is focussed on being the supplier of choice to the professional roofing and siding contractor and to applying this successful distribution model to the Interior Products demand segment. Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average life span of 25 years. The Interior Products division has less exposure to replacement activity as demand is largely driven by the new commercial construction market. State-of-the-art IT, disciplined and focussed cash management and well-established procurement and commercial systems support supply chain optimisation and enable CRH to provide superior customer service.

Growth opportunities include investment in new regions, in complementary private label and energy-efficient product offerings, and in other attractive building materials distribution segments that service professional dealer networks. Employees total approximately 3,300 at over 190 operating locations.

Products and Services	Location
Exterior Products (Roofing/Siding)	US
Interior Products	US

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), is a large distributor in the Roofing/Siding segment in the United States. Demand is largely influenced by residential and commercial replacement activity, with the key products having an average life span of roughly 25 years. Allied’s Interior Products segment accounts for approximately 34% of annualised Distribution sales. The primary customers are drywall contractors who are mainly involved in new residential and new commercial construction.

24    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Development and Portfolio Review

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

Total acquisition spend (including debt acquired and deferred and contingent acquisition consideration) for 2010 was €567 million, which included 28 traditional bolt-on acquisitions. First half expenditure of €159 million included 13 acquisitions across the Materials segments of the Group’s businesses in Europe and the United States, and a further investment in northeastern China where an associate, Yatai Building Materials, continued to expand its position. The second half of the year saw a welcome pick-up in the pace of development activity with total expenditure of €408 million. This included a series of nine further bolt-on acquisitions by the Americas Materials business, extending their geographic reach; in total in 2010, acquisitions by this Division added a total of 579 million tonnes of well-located aggregates reserves across the United States. In Europe in the second half of the year, the Group added to its materials footprint in Switzerland, and, with the buyout of an additional 50% of the Bauking joint venture, substantially expanded the Group’s presence in the attractive German distribution market.

Total acquisition spend for 2011 amounted to €610 million on a total of 45 bolt-on transactions which will contribute annualised sales of circa €500 million, of which €157 million has been reflected in our 2011 results. Expenditure of €163 million in the first half included 22 acquisition and investment initiatives across all six operating segments strengthening our existing market positions and adding valuable and well-located aggregates reserves. The second half of the year saw a step-up in the pace of development activity with expenditure of €447 million on 23 acquisitions including the VVM Group in Belgium, an important strategic add-on for our existing Benelux-based Cementbouw business. We also saw a welcome return to development activity in our Americas Distribution business which added a total of 24 branches in 4 transactions in the second half of 2011.

Total proceeds from completed disposals in 2011 amounted to €492 million. The previously announced divestments of Europe Products’ Insulation and Climate Control businesses, together with the disposal of our 35% associate investment in the Trialis distribution business in France, were completed in the first half of the year, while the second half saw the sale of our seawater magnesia operation in Ireland. The sales impact of these disposals, and of the disposal in November 2010 of our Ivy Steel business in the United States, was a reduction of €469 million in 2011.

CRH    25

Description of the Group

DESCRIPTION OF THE GROUP

Property, Plants and Equipment

At 23 March 2012, CRH and its joint ventures had a total of 2,615 building materials production locations and had a total of 955 Merchanting & DIY locations. 1,496 locations are leased, with the remaining 2,074 locations held on a freehold basis. Further details on locations and products produced are provided under the Business Overview section. None of CRH’s individual properties are of material significance to the Group.

The most significant subsidiary locations are the cement facilities in Ireland, Finland, Poland, Switzerland and Ukraine. The capacity for these locations is as follows:

Subsidiary	Country	No. of Plants	Clinker Capacity (tonnes per hour)
Irish Cement	Ireland	2	440
Finnsementti	Finland	2	180
Grupa Ożarów	Poland	1	340
JURA-Holding	Switzerland	2	116
OJSC Podilsky Cement	Ukraine	1	445

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Company’s accounting policy and process governing any impairment of property, plant and equipment is given on pages 109 and 110 and in note 14 to the Consolidated Financial Statements on page 133.

In Poland, CRH operates a modern dry-process kiln at Ożarów, approximately 170 km south east of Warsaw, with a total annual clinker production capacity of 2.6 million tonnes. Management is reviewing the timing of the requirement for additional cement capacity in Poland, and accordingly further expenditure on the expansion project at Ożarów which was announced in 2007 has been postponed.

The Group operates one cement plant in southwest Ukraine which produced 1.4 million tonnes of cement in 2011. Conversion of the wet-process cement plant to a dry-process plant with 2.5 million tonnes clinker capacity began in August 2011 with the commissioning period complete by year-end. The €242 million investment project was the first-ever joint implementation project registered by the United Nations, and the new production line is delivering significant efficiency savings and reduced CO2 emissions.

26    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Mineral Reserves

The Group’s reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone and sand & gravel), clay products, asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications—see the table on the next page setting out the activities with reserves backing.

Reserve estimates are generally prepared by third-party experts (i.e. geologists or engineers) prior to acquisition; this procedure is a critical component in the Group’s due diligence process in connection with any acquisition. Subsequent to acquisition, estimates are typically updated by company engineers and/or geologists and are reviewed annually by corporate and/or Divisional staff. However, where deemed appropriate by management, in the context of large or strategically important deposits, the services of third-party consultant geologists and/or engineers may be employed to validate reserves quantities outside of the aforementioned due diligence framework on an ongoing basis. The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2011 other than in business combination activity and specific instances where such review was warranted.

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

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

•	The reserves must be homogeneous deposits based on drill data and/or local geology; and

•	The deposits must be located on owned land or on land subject to long-term lease.

None of CRH’s mineral-bearing properties are individually material to the Group.

CRH    27

Description of the Group

DESCRIPTION OF THE GROUP

Activities with Reserves Backing*1

	Physical location	Number of quarries /pits	Property acreage (hectares)[2]		Proven & probable reserves[3]	Years to depletion[4]	Percentage of mineral reserves by rock type			2011 Annualised extraction[5]
			Owned	Leased			Hard rock	Sand & gravel	Other
Europe Materials
Cement	Ireland	2	249	-	131	67	100%	-	-	1.0
	Poland	2	252	-	68	19	97%	-	3%	3.1
	Switzerland	3	165	-	11	8	95%	-	5%	1.1
	Ukraine	4	295	-	107	61	69%	-	31%	2.1
	Other	20	621	359	525	90	66%	-	34%	5.5
Aggregates	Finland	158	490	315	193	11	60%	40%	-	20.4
	Ireland	95	4,711	72	850	66	83%	17%	-	10.6
	Poland	12	1,575	206	258	29	55%	45%	-	10.6
	Spain	8	68	197	106	62	100%	-	-	1.2
	Other	42	527	575	333	32	85%	15%	-	10.4
Lime	Ireland /Poland	3	465	-	50	36	100%	-	-	1.0
Subtotals		349	9,418	1,724	2,632		77%	15%	8%
Americas Materials
Aggregates	East	262	23,689	4,607	7,757	118	89%	11%	-	68.1
	West	429	20,483	15,817	4,661	102	42%	58%	-	48.5
Cement	American Cement	1	51	-	10	60	100%	-	-	0.2
Subtotals		692	44,223	20,424	12,428		72%	28%
Europe Products
Clay	UK, Poland	56	3,009	717	122	53	-	5%	95%	2.0
Americas Products
Clay	United States	25	1,510	308	76	54	-	-	100%	1.1
Group totals		1,122	58,160	23,173	15,258		71%	26%	3%

*	CRH’s share of the reserves and the annualised production of its joint ventures are proportionately consolidated in the table.

1	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

2	1 hectare equals approximately 2.47 acres.

3	Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable. All of the proven and probable reserves are permitted and are quoted in millions of tonnes.

4	Years to depletion have been estimated by the Group’s geologists/engineers taking into account historical levels of production and development projects.

5	Annualised extraction is quoted in millions of tonnes.

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

28    CRH

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

Environmental Compliance Policy

In order to comply with the above suite of environmental regulations affecting its operations, CRH has developed the following Group environmental policy, approved by the CRH Board and applied across all Group companies, which is to:

•	comply, at a minimum, with all applicable environmental legislation and continually improve our environmental stewardship towards industry best practice;

•	ensure that our employees and contractors respect their environmental responsibilities;

•	proactively address the challenges and opportunities of climate change;

•	optimise our use of energy and all resources;

•	promote environmentally-driven product innovation and new business opportunities; and

•	be good neighbours in every community in which we operate.

Achieving our environmental policy objectives at all our locations is a management imperative; this line responsibility continues right up to CRH Board level. Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers, assisted by a network of Environmental Liaison Officers (“ELOs”). At each year-end, the ELOs assist the Group Sustainability Manager and his team in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

Addressing Climate Change

CRH recognises that climate change is a major challenge facing humanity and is committed to playing its part in developing practical solutions. CRH is a core member of the Cement Sustainability Initiative (“CSI”) of the World Business Council for Sustainable Development (“WBCSD”). The CSI is a voluntary initiative by 22 of the world’s major cement producers, promoting greater sustainability in the cement industry.

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

CRH    29

Description of the Group

DESCRIPTION OF THE GROUP

US Federal and State laws are developing proactively to address carbon emissions. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented and may impact on the Group’s current cement operation in the US and depending on the scope of the legislation, could significantly impact asphalt operations in the US. As of 23 March 2012, the Group is not aware of any schemes that would materially affect its US operations.

Possible Environmental Liabilities

At 23 March 2012 there were no material pending legal proceedings relating to environmental regulations or to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

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

Details of the ongoing legal case involving CRH’s interest in Secil are set out in note 2 to the Consolidated Financial Statements on page 122.

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in exhibit 99.1 to this Annual Report on Form 20-F.

Seasonality and Weather Patterns

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 45% of full-year 2011 (2010: 45%), while EBITDA (as defined)* for the first six months of 2011 represented 35% of the full-year out-turn (2010: 32%).

Research & Development

Research and development is not a significant focus of CRH’s business. CRH’s policy is to expense all research and development costs as they occur.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

30    CRH

Description of the Group

DESCRIPTION OF THE GROUP

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s business. The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in the section “Introduction and Performance Indicators - Forward-Looking Statements”.

A. Economic, strategic and operational risks

CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand for the Group’s products in areas affected by adverse weather conditions. The Group’s financial performance may also be negatively impacted by declines in governmental funding programmes (largely for infrastructure), unfavourable swings in fuel and other commodity/raw material prices and by lowered sovereign creditworthiness and related austerity measures. The adequacy and timeliness of management response to unfavourable events is critical.

The Group’s operating and financial performance is influenced by general economic conditions and the state of the residential, industrial and commercial and infrastructural construction markets in the countries in which it operates, particularly the European Union and North America.

The deterioration in Eurozone financial markets has contributed to global economic uncertainty. Whilst various actions have been taken by the European Commission, the European Central Bank, the International Monetary Fund and other parties to address the likely effects on the real economies of the participant countries and others, the success of these endeavours cannot be guaranteed.

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are cyclical and are affected by many factors that are beyond the Group’s control, including:

•	the price of fuel and principal energy-related raw materials such as bitumen and steel (which in 2011, accounted for approximately 9% of annual Group sales revenues);

•	the performance of national economies in the 36 countries in which CRH operates;

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

A continuation of or deterioration in the current strained global economic conditions may result in further general reductions in construction activity (e.g. further austerity measures being contemplated in the Eurozone and the United States). Against this backdrop, the adequacy and timeliness of the actions taken by CRH’s management team are of critical importance in delivering financial performance.

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

CRH    31

Description of the Group

DESCRIPTION OF THE GROUP

CRH operates mainly in western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in eastern Europe, South America, Turkey, China and India. The economies of these countries are at diverse stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges; these would include the following:

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

The competitive environment in which the Group operates can be significantly impacted by general economic conditions in combination with local factors including the number of competitors, the degree of utilisation of production capacity and the specifics of product demand. Across the multitude of largely local markets in which the Group conducts business, downward pricing pressure is experienced from time to time and the Group may not always be in a position to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher selling prices.

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

The Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions supplemented from time to time by larger strategic acquisitions into new markets or new building products, for example. As a result of the challenging trading backdrop to many of CRH’s businesses since onset of the financial crisis and the ensuing global economic downturn, management’s focus continues to be limited to acquisition opportunities that offer compelling value and exceptional strategic fit.

The realisation of CRH’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activity. CRH may not be able to identify such companies, and, even if identified, may not be able to acquire them given a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. The Group’s ability to realise the expected benefits from

32    CRH

Description of the Group

DESCRIPTION OF THE GROUP

acquisition activity depends, in large part, on its ability to integrate newly-acquired businesses in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its legacy business and, accordingly, may be deprived of the expected benefits thus leading to potential dissipation and diversion of Group management resources.

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

The majority of CRH’s subsidiaries are wholly-owned with non-controlling interests (i.e. minority shareholders) accounting for an immaterial share of total equity. Various disadvantages may result from the participation of non-controlling interests whose objectives and concerns may not always align with those of CRH. The presence of non-controlling interests may, among other things, impede CRH’s ability to implement organisational efficiencies, transfer cash from one subsidiary to another and allocate assets in the most effective manner.

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

B. Financial and reporting risks

CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, against the backdrop of the heightened uncertainties, in particular in the Eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH’s liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group’s existing debt capacity or otherwise obtain financing for the Group’s operations.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition programme. As at 31 December 2011, CRH had outstanding net indebtedness of approximately €3.5 billion (2010: €3.5 billion). A significant portion of the cash generated from operational activity is dedicated to the payment of principal and interest on indebtedness and is not available for other purposes. If CRH’s earnings were to decline significantly, difficulties may be experienced in servicing its debt instruments. In addition, in raising debt, CRH has entered into certain financing agreements containing restrictive covenants requiring CRH to maintain a certain minimum interest cover ratio and a certain

CRH    33

Description of the Group

DESCRIPTION OF THE GROUP

minimum net worth and placing a maximum limit on the ratio of net debt to net worth. These restrictions may limit CRH’s flexibility in planning for and reacting to competitive pressures and changes in business, industry and general economic conditions and may limit its ability to undertake acquisition activity and capitalise on other business opportunities. For further information on financial covenants, please see the “Liquidity and Capital Resources” section of the Business Review (page 43).

CRH is exposed to movements in interest rates which affect the amount of interest paid on floating rate borrowings and the return generated on its cash investments. As at 31 December 2011, 70% (2010: 75%) of CRH’s net debt was at fixed interest rates. For additional information on the value of debt and the impact of movements in interest rates, see notes 21 and 25 to the Consolidated Financial Statements.

Any material deterioration in CRH’s existing credit ratings may significantly reduce its access to the debt markets and result in increased interest rates on future debt. A downgrade in CRH’s credit ratings may result from factors specific to CRH or from other factors such as general economic weakness or sovereign credit rating ceilings.

CRH holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with liquid investments and cash and cash equivalents at 31 December 2011, totalled €1.3 billion (2010: €1.8 billion). In addition to the above, CRH enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2011 were €205 million and €30 million respectively (2010: €208 million and €87 million). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the United States) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2011, this balance was €0.4 billion (2010: €0.4 billion). In the current business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

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

The assumptions used in the recognition of assets, liabilities, income and expenses (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on market and economic conditions at the balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and anticipated inflation; (iv) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (v) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions (items (i) and (iii) to (v) pertain to liabilities with item (ii) pertaining to assets). The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities and the expected long-term rate of return on scheme assets are disclosed on page 156. A prolonged period of financial market instability would have an adverse impact on the valuations of CRH’s pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating reparation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the employer contributions disclosure on page 161. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets.

34    CRH

Description of the Group

DESCRIPTION OF THE GROUP

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

The Group’s insurance arrangements retain certain exposures in respect of a variety of liability/casualty insurances and property damage and business interruption insurance; amounts in excess of these predetermined self-insurance thresholds, together with umbrella arrangements, as appropriate, are arranged through leading, highly-rated global insurers and re-insurers giving rise to counterparty risks. The exposures borne by third-parties are, in general, subject to caps with any exposures in excess of those caps being borne by CRH. As at 31 December 2011, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €199 million (2010: €207 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

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

A significant proportion of the Group’s revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollars, Swiss Francs, Polish Zlotys and Pounds Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact the Group’s consolidated results and net worth. It is the Group’s policy to hedge partially its investment in foreign currencies by ensuring that net worth, net debt and net interest are spread across the currencies in which the Group operates, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended 31 December 2011, see the Business Review section commencing on page 39 and notes 21 and 25 to the Consolidated Financial Statements.

Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 15 to the Consolidated Financial Statements on pages 135 and 136.

Whilst a goodwill impairment charge would not impact cash flow, a full write-down at 31 December 2011 would have resulted in a charge to income and a reduction in equity of €4.3 billion (2010: €4.1 billion).

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

CRH    35

Description of the Group

DESCRIPTION OF THE GROUP

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

Based on information currently available, CRH has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. These figures are not material in the context of CRH. However, CRH cannot predict environmental matters with certainty, and budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in law or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the Group’s operations, which in turn could have a material adverse effect on CRH’s reputation, business, results of operations and overall financial condition.

For additional information, see The Environment and Government Regulations section on pages 29 and 30.

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

36    CRH

BUSINESS REVIEW

CURRENT YEAR

Chief Executive’s Review	38

Finance Review	41

Segment Review	45

PRIOR YEAR REVIEWS	54

CRH    37

Business Review

BUSINESS REVIEW - Current Year

Chief Executive’s Review

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH that appear elsewhere in this Annual Report on Form 20-F.

The terms “ongoing”, “organic”, “underlying”, “like-for-like” and “heritage” have the same meaning in the discussion that follows.

Key Aspects of 2011 Results

Sales increased by just over 5% to €18.1 billion (2010: €17.2 billion). Underlying like-for-like sales advanced by just under 5% while incremental sales arising from 2010/2011 acquisitions outweighed the impact of business disposals and adverse exchange translation effects.

EBITDA (as defined)* amounted to €1,656 million, a €41 million increase on the €1,615 million reported for 2010. EBITDA (as defined)* is stated after charging costs of €61 million (2010: €100 million) associated with the Group’s ongoing restructuring initiatives.

Operating profit increased by 25% to €871 million (2010: €698 million) after restructuring and impairment charges of €82 million (2010: €202 million).

Profit before taxation of €711 million (2010: €534 million) showed an increase of 33% after charging total restructuring and impairment charges (including associates) of €93 million (2010: €224 million).

Earnings per share up 35% to 82.6c (2010: 61.3c) with dividend per share maintained at 62.5c. Dividend cover improved to 1.3 times from 1.0 times.

Year-end net debt of €3.5 billion† was in line with December 2010. CRH continues to have one of the strongest balance sheets in our sector with year-end net debt to EBITDA (as defined)* of 2.1 times and 2011 EBITDA (as defined)* to net interest ratio of 6.4 times.

My thanks to our world-wide team across 36 countries for their ongoing commitment and dedication throughout a challenging year.

“The positive profit outcome for 2011 demonstrates the advantages of CRH’s product and sectoral end-use balance and the benefits of the extensive reorganisation and restructuring measures implemented in response to the exceptionally difficult markets of recent years.”

Myles Lee

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

†	As disclosed in note 25 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

38    CRH

Business Review

BUSINESS REVIEW - Current Year

Summary of 2011 Results

Trading in the early months of 2011 benefited from a much more favourable weather backdrop than at the start of 2010. Reported sales revenue for the first half increased by 7%; on a like-for-like basis, excluding the impact of acquisitions, divestments and translation, underlying sales increased by 5%.

With increased strains in financial markets, the pace of underlying growth, particularly in core Eurozone markets, slowed through the third quarter while heavy September rainfall in parts of the United States also had an adverse impact. However, a strong finish to the year with mild November/December weather conditions resulted in a 4% second-half sales increase (5% underlying).

Overall sales revenue for the year of €18.1 billion was ahead of 2010. The underlying increase of 5% comprised a volume increase of approximately 3% and an increase of approximately 2% in average selling prices. This level of price increase, achieved in highly competitive markets, was not sufficient to recover the higher input costs experienced across the Group.

Europe Materials delivered improved overall profits despite energy input cost challenges and lower benefits from trading in CO2 allowances. Results from operations in developing and stable regions, which account for roughly 85% of this segment’s EBITDA (as defined)*, were generally positive and benefited from acquisitions; however trading remained tough in the “austerity economies” of Ireland, Spain and Portugal, which together generated roughly 15% of segment EBITDA (as defined)*.

Europe Products made good overall progress in 2011, although with increasing uncertainty in Eurozone financial markets in the second half of the year sales momentum slowed compared with the first half. Higher restructuring costs and the absence of earnings from businesses disposed of resulted in a slight decline in overall EBITDA (as defined)*; however, with lower impairment charges operating profit showed a significant increase.

Europe Distribution had a landmark year as, assisted by acquisitions, sales revenue exceeded the €4 billion level for the first time while margins moved ahead. Although demand moderated in the second half, this segment’s Repair, Maintenance and Improvement (RMI) exposure mitigated the slow-down.

The full year out-turn for Americas Materials was better than projected in our November trading statement as a favourable end to the construction season weather-wise enabled us to out-perform our earlier expectations. Total energy-related costs, including liquid asphalt, diesel, gasoline and fuel oils, as a proportion of segment sales, increased by over 2 percentage points. Against this backdrop, and with highly competitive markets, limiting the margin decline for this business to less than 1% was a considerable achievement.

Americas Products delivered improved results and a return to operating profit following significant impairment costs and tough trading in 2010. With higher fuel and other input costs, and the costs associated with the roll-out of the Building Solutions programme, like-for-like results in North America were below 2010. Lower profitability in Argentina led to a reduced contribution from South America.

Americas Distribution enjoyed good sales growth in 2011 and finished the year strongly. Although markets were competitive and product costs rose sharply, margins moved ahead at both EBITDA (as defined)* and operating profit level.

The cost reduction and operational excellence initiatives which commenced in 2007 continued in 2011 and cumulative annualised savings from these actions over the five years to 2011 now stand at €2 billion. The incremental savings generated in 2011 amounted to €154 million but were more than offset by input cost increases that were not recovered in pricing.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    39

Business Review

BUSINESS REVIEW - Current Year

2012 Outlook

In Europe, the European Central Bank’s Long Term Refinancing Operations which commenced in late December have eased the pressures on funding in the Eurozone banking sector. However, the banking sector remains highly leveraged and continuing reductions in bank balance sheets are leading to lower corporate and personal lending. These factors are contributing to the current uncertainty in relation to the growth outlook for Europe in 2012. In the Americas, the flow of economic data in the US has been incrementally positive since the third quarter of 2011, with ongoing favourable job creation numbers and an improving growth outlook after a soft patch in the economy in mid-2011. These indicators suggest that the US should avoid a double-dip recession with some commentators now projecting more robust GDP growth in 2012 than that achieved overall in 2011.

It is still too early to assess the effect of recent financial market volatility on European construction prospects for 2012 although first half demand seems likely to suffer some impact. Nevertheless, for the year as a whole we currently expect resilient demand in Poland and Germany and only modest declines from a strong 2011 in Finland and Switzerland (these four countries accounted for roughly a quarter of 2011 Group sales), while our recently-commissioned cement plant in Ukraine will yield major operational improvements. Activity in our other European markets is likely to be more subdued than in 2011. While the outlook for the Benelux and France (together almost 20% of 2011 Group sales) has weakened, our significant RMI exposures in these countries should once again support performance in 2012. In the Americas, indications of a likely pick-up in new housing activity in the US have strengthened over recent months while there is increasing evidence that non-residential markets are beginning to bottom out. With the current extension to the Federal Highway Funding programme expiring at end-March, political debate on a renewed programme, or on further extensions to the existing programme, has intensified. Our expectation is that an extension at a funding level close to that provided for 2011 will eventually be agreed for 2012.

Assuming no major economic or energy market dislocations, we expect to generate further like-for-like revenue growth in 2012 with the achievement of targeted price increases a key priority. This combined with benefits from acquisitions completed in 2011 leads us to expect further progress in the year ahead.

40    CRH

Business Review

BUSINESS REVIEW - Current Year

Finance Review

Key Components of 2011 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs	Associates’ profit after tax	Pre-tax profit
2010 as reported	17,173	1,615	698	55	(247)	28	534
Exchange effects	(243)	(24)	(4)	(1)	5	-	-
2010 at 2011 exchange rates	16,930	1,591	694	54	(242)	28	534
Incremental impact in 2011 of:
2010 and 2011 acquisitions	805	78	49	-	(8)	-	41
2010 and 2011 divestments	(469)	(1)	16	17	5	(3)	35
Restructuring costs	-	39	39	-	-	-	39
Impairment charges	-	-	81	-	-	11	92
Ongoing operations	815	(51)	(8)	(16)	(12)	6	(30)
2011 as reported	18,081	1,656	871	55	(257)	42	711
% change	+5%	+3%	+25%				+33%

The table above analyses the change in results from 2010 to 2011. Overall like-for-like sales for the year were 5% ahead of 2010, the first annual organic sales increase for the Group since 2007. With higher sales revenue, improved efficiencies and lower restructuring costs, EBITDA (as defined)* was ahead of last year, although the impact of significant energy-related cost increases, particularly on our materials businesses in both Europe and the Americas, limited the increase to €€41 million (+3%). The full year depreciation and amortisation expense, before impairment charges, was 6% lower than last year at €€764 million (2010: €815 million); this, combined with a €€81 million reduction in impairment charges, contributed to a 25% improvement in operating profit. Group operating profit margin improved to 4.8% (2010: 4.1%), the first increase in this metric since 2007. Additional detail on the sales, EBITDA (as defined)* and operating profits for each of CRH’s six reporting segments is set out in the Segment Reviews on pages 45 to 53.

Currency movements had a relatively minor impact on 2011 results, with a 12% strengthening of the average Swiss Franc exchange rate versus the euro partly offset by the weaker average US Dollar (-5%) and average Polish Zloty (-3%) rates.

Acquisitions completed in 2010 and 2011 contributed incremental sales revenue of €805 million and operating profit of €49 million in 2011. The impact of divested activities was a negative €469 million in sales, and, as these operations generated net losses in 2010, the disposal impact at operating profit level was a contribution of €16 million.

We continue to review and, when required, extend our cost reduction programme. Costs of €61 million incurred in 2011 to implement these savings were €39 million lower (2010: €100 million).

Impairment charges for 2011 at €32 million were significantly lower (2010: €124 million), and included €11 million (2010: €22 million) related to our investment in associates.

Revenue from ongoing operations increased by €815 million (+5%) on a like-for-like basis in 2011, with the Europe segments accounting for 70% of the increase. Despite the recovery in sales, price competition remained intense and higher input costs, especially energy-related costs, were not fully recovered and as a result organic operating profit declined by €8 million.

Net finance costs of €257 million were slightly higher than 2010.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    41

Business Review

BUSINESS REVIEW - Current Year

Key Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength, are set out below.

	2011	2010
EBITDA (as defined)* margin	9.2%	9.4%
Operating profit margin	4.8%	4.1%
EBITDA (as defined)* to net interest ratio	6.4x	6.5x
Effective tax rate	16.0%	17.8%
Shareholder return	+3%	-16%
Net debt as % of total equity	33%	33%
Net debt as % of market capitalisation	32%	32%

The Group EBITDA (as defined)* margin declined by 0.2 percentage points as the significant increase in input costs was not fully recovered in selling prices. Operating profit margin however improved by 0.7 percentage points in 2011 to 4.8%, reflecting the lower impairment charges this year. Management believes that the EBITDA (as defined)* to net interest ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With similar levels of EBITDA (as defined)* and interest in both 2010 and 2011, EBITDA (as defined)* to net interest ratio was little changed at 6.4 times (2010: 6.5 times).

The effective tax rate of 16% of pre-tax profit was lower than 2010 (17.8%), primarily reflecting the lower non-tax-deductible impairment charges.

The share price at 31 December 2011 was €15.36, 1% lower than the 2010 closing price (€15.50); however, with the 2011 dividend at 62.5c, the net return for shareholders for the year was a positive 3%. This follows returns of -16% in 2010 and +22% in 2009. With effect from 16 December 2011, CRH is included in the FTSE 100 and FTSE All Share indices. At year-end 2011, CRH’s market capitalisation was €11.0 billion (2010: €11.0 billion), ranking the Group at number three in its building materials peer group.

Total shareholders’ equity increased by €0.2 billion to €10.6 billion during 2011, with the net comprehensive income for the year of €0.5 billion and offset by dividends of €0.3 billion. Year-end total interest-bearing loans and borrowings decreased by €0.4 billion to €5.0 billion (2010: €5.4 billion). Year-end net debt of €3.5 billion† was broadly in line with year-end 2010, and accordingly the percentage of net debt to total equity remained at 33% at year-end 2011. With year-end market capitalisation broadly in line with year-end 2010, the debt/market capitalisation percentage also remained in line with 2010 at 32%.

Liquidity and Capital Resources – 2011 compared with 2010

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 103.

Cash flows from operations

Net operating cash inflows amounted to €1,026 million in 2011, a reduction of €365 million compared with 2010, largely as a result of net working capital movements. Working capital levels are driven by trends in overall sales and also by seasonal weather patterns. The organic sales growth achieved in 2011, combined with the strong finish to the year as a result of better weather in November/December 2011 (compared with the same period in 2010), resulted in a net working capital outflow of €211 million in 2011 (2010: inflow of €142 million). Despite this net outflow, our working capital metrics for 2011 remained in line with 2010,

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

†	As disclosed in note 25 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

42    CRH

Business Review

BUSINESS REVIEW - Current Year

maintaining the strong progress achieved in 2009 and 2010. CRH believes that its current working capital is sufficient for the Group’s present requirements.

The key components of the movement in working capital are analysed in note 20 to the Consolidated Financial Statements.

Cash flows from investing and financing activities

At €576 million, capital expenditure represented 3.2% of Group revenue (2010: 2.7%) and amounted to 78% of depreciation (2010: 59%).

The Group completed 45 acquisitions and investment transactions in 2011 spending a total of €610 million (2010: €567 million). Details of the acquisitions completed during 2011 are set out in note 31 to the Consolidated Financial Statements.

Proceeds (including net debt assumed by purchasers) from disposal of non-current assets and businesses amounted to €492 million (2010: €188 million), reflecting the divestment of our European Insulation and Climate Control businesses, Premier Periclase in Ireland and our 35% associate investment in the Trialis distribution business in France.

Exchange rate movements during 2011 increased the euro amount of net foreign currency debt by €59 million principally due to the 3% strengthening in the year-end exchange rate of the US$ versus the euro, from 1.3362 at end-2010 to 1.2939 at end-2011.

Borrowings and Credit Facilities

An analysis of the components of net debt, together with information on the currency and maturity profile of our debt and on the interest rates applicable to that debt, are set out in notes 22 to 25 to the financial statements.

Year-end 2011 net debt of €3.5 billion† was in line with year-end 2010. Net debt/EBITDA (as defined)* improved to 2.1 times (2010: 2.2 times) and EBITDA (as defined)* to net interest ratio for the year was 6.4 times (2010: 6.5 times). 99% of the Group’s gross debt was term/bond debt or drawn under committed term facilities, 91% of which mature after more than one year.

In August 2011 CRH completed a new 5-year €1.5 billion committed revolving facility provided by 13 international banks and cancelled €0.6 billion of shorter-dated facilities. At year-end 2011, total undrawn committed bank facilities amounted to €1.9 billion; this, together with cash and liquid investments of €1.3 billion, leaves the Group with significant liquidity at that date. Since year-end, the Group has issued €500 million in 7-year Eurobonds at a coupon rate of 5%, the Group’s lowest ever coupon for a maturity greater than 5 years which has further enhanced the Group’s financial resources. CRH believes that its current facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2012.

CRH remains committed to maintaining an investment grade credit rating.

Lender Covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants, details of which are set out in note 23 to the financial statements.

The Group is not aware of any stated events of default as defined in the Agreements as of the balance sheet date and the date of this Annual Report.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

†	As disclosed in note 25 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

CRH    43

Business Review

BUSINESS REVIEW - Current Year

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a, current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred acquisition consideration and pension scheme contribution commitments at 31 December 2011 is as follows:

Payments due by period	Total € m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m
Interest-bearing loans and borrowings*	4,710	511	1,484	1,645	1,070
Finance leases	25	3	6	3	13
Estimated interest payments on contractually-committed debt and finance leases**	1,377	287	478	280	332
Deferred acquisition consideration	151	28	64	30	29
Operating leases	1,250	251	368	247	384
Purchase obligations†	293	248	33	7	5
Retirement benefit obligation commitments††	81	8	16	14	43
Total	7,887	1,336	2,449	2,226	1,876

*	Of the €4.7 billion total gross debt, €0.2 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

**	These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance.

†	Includes capital expenditure contracted for. A summary of the Group’s future purchase commitments as at 31 December 2011 for capital expenditure are set out in note 14 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

††	Represents the contracted payments related to our pension and post-retirement benefit plans.

Financial Risk Management

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. Qualitative and quantitative information about management of market risks are set out in detail below and in note 21 to the Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

The Group addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2011, for each class of financial instrument with all other variables remaining constant. The Group has used a sensitivity analysis technique that measures the estimated impact on profit before tax in the Consolidated Income Statement and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the €/US$ exchange rate, from the rates applicable at 31 December 2011, with all other variables remaining constant. The €/US$ rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the United States. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative and Qualitative information and sensitivity analysis of market risk is contained in notes 21-25 to the Consolidated Financial Statements.

Significant Changes

Other than the Eurobond issue referred to in the “Borrowings and Credit Facilities” section on page 43 (see also note 23 to the Consolidated Financial Statements), no significant changes have occurred since the balance sheet date.

44    CRH

Business Review

BUSINESS REVIEW - Current Year

Segment Review

Europe Materials

2011 overview

Results	% Change	2011	2010	Total Change	Analysis of change
€ million					Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+12%	2,985	2,665	+320	+243	+110	-35	-	+2
EBITDA (as defined)*	+3%	436	423	+13	-18	+17	-1	+14	+1
Operating profit	+5%	264	251	+13	-13	+10	-	+14	+2
EBITDA (as defined)* margin		14.6%	15.9%
Operating profit margin		8.8%	9.4%

Restructuring costs amounted to €19 million (2010: €33 million); no impairment charges were incurred (2010: nil)

Like-for-like sales increased by 9% in 2011, with improved construction activity in the more stable European economies and stronger growth in the developing economies to the east more than offsetting declines in western and south-western Europe. With the benefit of contributions from acquisitions, profits were ahead of last year; however good improvements in pricing as the year progressed, together with greater alternative fuel usage, did not offset the impact of lower benefits from trading of CO2 allowances and margins declined. Excluding the impact of CO2 allowances (€38 million in 2011 compared with €67 million in 2010), underlying EBITDA (as defined)* increased by €11 million for the year (and by €33 million in the second half), EBITDA (as defined)* margin was stable and our operating profit margin improved.

2011 saw a further pick-up in acquisition activity with €232 million spent on a total of 7 transactions, of which the most significant was the expansion of the Division’s activities in Benelux with the acquisition of VVM, a cement grinding and readymixed concrete business in Belgium. We continued to invest in our associate Yatai Building Materials as it expanded its presence in northeastern China. In 2011 we sold Premier Periclase, our Irish seawater magnesia operation.

Ireland, Portugal, Spain

In Ireland, activity again fell and cement volumes were 16% lower than 2010. Our cost and capacity reduction programmes continued during 2011. With lower restructuring charges operating losses reduced compared with 2010. In Portugal, activity levels, particularly in the public sector, fell steeply and cement volumes were 15% lower. Our 49% joint venture, Secil, was impacted by the reduced domestic construction activity, although prices improved and Secil maintained a high level of exports. Overall operating profit was down on 2010. In Spain, construction activity fell by a further 19% with declines across all sectors and results were lower than 2010.

Switzerland, Finland, Benelux

Construction activity in Switzerland remained robust in 2011; however, the strength of the Swiss Franc contributed to some pricing pressures in the second half of the year. With the help of acquisitions, volumes in both our cement and aggregates operations continued to be strong and operating profit improved. Construction output in Finland grew by almost 3%, led by increased activity in the residential sector. Non-residential construction recovered slightly, while infrastructure volumes were steady. Overall cement volumes increased by 14% and this, combined with good volumes in our downstream businesses, ongoing cost reduction programmes and increased use of alternatives fuels, led to increased operating profit. In the Benelux, our readymixed concrete and aggregates business benefited from higher volumes; in an increasingly competitive environment underlying operating profit was marginally ahead of 2010. VVM, acquired in August 2011, has traded in line with expectations.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    45

Business Review

BUSINESS REVIEW - Current Year

Central and Eastern Europe, Eastern Mediterranean, Asia

In Poland, construction activity was very strong particularly in the second half of the year. Our cement volumes were up 16%, and aggregates and concrete volumes were also well ahead of 2010 mainly due to completion of infrastructure projects in advance of the European football championship in mid-2012. Activity in the residential market started to recover after two weak years. Some price improvement was achieved which, combined with the increased volumes, resulted in a significant improvement in operating profit. In Ukraine, cement volumes were up 17%. Although clinker production from the new kiln commenced in the second half, results were affected by the higher running costs of the old plant and the overall operating result was lower. In Turkey, while domestic cement volumes for our 50% joint venture in the Aegean region increased by 20% compared with 2010, export volumes fell, resulting in a total net volume increase of 7%. Operating profit was higher than 2010. In southern India, market demand weakened across our 50% cement joint venture’s core markets; however, price improvements delivered higher operating profit. In China, further growth in construction, driven primarily by improved residential activity and a continued roll-out of major infrastructure projects, saw cement demand grow by over 10% in the northeastern region, where our wholly-owned and 26% associate operations are located. In this environment, volumes, selling prices and profitability moved ahead strongly.

Outlook - Europe Materials

The outlook remains challenging for Ireland, Portugal and Spain. However, capacity reduction, cost efficiencies and improved use of alternative fuels should help our businesses to maintain margins. We expect a modest decline in overall construction activity in Switzerland, Finland and the Benelux. The pace of construction demand in Poland and Ukraine should be robust in the run up to the EURO 2012 football championship while a full year’s contribution from our new cement plant in Ukraine will result in cost efficiencies and improved margins. Cement demand is expected to continue to grow in both of our Asian markets, albeit at a slower rate as tighter government fiscal strategy impacts the level of construction activity.

Americas Materials

2011 overview

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-	4,395	4,417	-22	+59	+130	-	-	-211
EBITDA (as defined)*	-6%	530	566	-36	-37	+20	-	+8	-27
Operating profit	-8%	264	288	-24	-28	+10	-	+8	-14
EBITDA (as defined)* margin		12.1%	12.8%
Operating profit margin		6.0%	6.5%

Restructuring costs were €9 million (2010: €17 million); no impairment charges were incurred (2010: nil)

While sales revenue remained stable, energy cost increases and pricing pressures presented considerable challenges throughout 2011. Aggressive actions to reduce variable and fixed costs moderated the decline in operating profit. Overall US Dollar EBITDA (as defined)* was 2% lower than 2010 with operating profit down 4%.

Americas Materials completed 19 acquisitions in 2011 with a total spend of €218 million, adding 23 quarries (538 million tonnes of reserves), 13 asphalt plants and 9 readymixed concrete plants with annual production of 5.5 million tonnes of aggregates, 1.6 million tonnes of asphalt and 0.3 million cubic metres of readymixed concrete.

Energy and Other Costs

The price of bitumen, a key component of asphalt mix, rose by 14% in 2011 following a similar increase in 2010. Prices of diesel and gasoline, important inputs to aggregates, readymixed concrete and paving

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

46    CRH

Business Review

BUSINESS REVIEW - Current Year

operations, increased by 30% and 28% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, increased by 19%. As a result, energy costs as a proportion of sales rose by over two percentage points. Against this backdrop and with ongoing competitive pressures, we continued to improve efficiency, reduce cost, increase the use of recycled materials, and raise quality and service levels to customers while maintaining price discipline. As a result, our overall margin decline was limited to less than one percentage point.

Aggregates

Like-for-like volumes increased by 4%, with total aggregates volumes including acquisitions up 10%. Volume gains were driven primarily by an increase in sales of lower value materials on a number of large projects. Accordingly, average like-for-like prices fell by 1% reflecting the lower value product mix. Operating profit improved as gains in efficiency more than offset higher energy costs, resulting in a 2% reduction in unit production costs.

Asphalt

Like-for-like volumes were 1% lower than in 2010. Including acquisitions, volumes were flat. Unit cost increased 8% with higher bitumen and burner fuel cost more than offsetting the benefit of greater recycled asphalt usage. Challenging trading conditions limited our like-for-like asphalt price increase to 5% and accordingly our overall margin for this business declined.

Readymixed Concrete

Volumes increased by 10% on a like-for-like basis with total volume including acquisitions up 13%. In a very competitive environment average prices declined by 1% on a like-for-like basis and, with a 1% increase in unit cost, margins declined. With better volumes however, profitability was similar to last year.

Paving and Construction Services

While sales revenue remained broadly unchanged, margins were lower due to continued severe competition for infrastructure projects and rising input and energy costs.

Regional Performance

East

The East region, comprising operations in 22 states, is organised into four divisions; the most important states in the region are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. Overall operating profit was lower than 2010. Performance in our Mid-Atlantic division continued to be strong in 2011. Despite continuing weak markets in the Southeast, the operating result was higher than 2010 as restructuring initiatives positively impacted performance. Operating profit in our Northeast and Central divisions was only moderately lower than in 2010 despite significant margin pressures and particularly adverse weather conditions in the spring and autumn.

West

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Overall operating profit was lower. In our Central West division, which experienced disruptions to first-half construction activity in certain markets caused by the flooding of the Mississippi river and its tributaries, operating profit was lower than in 2010 as both public and private activity declined. Our Mountain West and Northwest divisions benefited from large jobs and moderately improved market demand leading to increases in volume. Both of these divisions delivered improved profits.

Outlook - Americas Materials

The US housing market appears to have stabilised and we have seen some expansion in commercial activity underpinned by growth in the manufacturing and energy sectors. Overall we expect commercial

CRH    47

Business Review

BUSINESS REVIEW - Current Year

and residential demand to be flat to slightly up in 2012. The most recent extension of the federal highway programme expires on 31 March, 2012. We anticipate a new bill or further extensions to be achieved over the coming months with funding for highways close to that in 2011. Ongoing state and local government fiscal pressures coupled with the roll-off of the federal stimulus bill will likely result in moderately lower Infrastructure volume for the year as a whole.

Overall, we expect 2012 volume for our mix of business to be relatively flat with 2011. Our focus for 2012 is therefore to achieve further price increases and efficiency improvements against a continuing challenging input cost backdrop.

Europe Products

2011 overview

Results	% Change	2011	2010	Total Change	Analysis of change
€ million					Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-6%	2,648	2,817	-169	+175	+20	-364	-	-
EBITDA (as defined)*	-2%	194	198	-4	+9	+3	-8	-8	-
Operating profit	n/m	66	11	+55	+19	+1	+3	+31	+1
EBITDA (as defined)* margin		7.3%	7.0%
Operating profit margin		2.5%	0.4%

Restructuring costs amounted to €24 million (2010: €16 million); impairment charges of €15 million were incurred (2010: €54 million)

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Overall, Europe Products experienced better trading conditions in 2011 although it was a mixed picture across our various businesses, and reported results were impacted by divestments completed during 2011. The first half was helped by significantly better weather conditions, particularly in the early months of the year, and like-for-like sales grew by 8%. The second half saw the rate of growth in organic sales moderate to 4% as weakening consumer confidence and further austerity measures in the Eurozone economies contributed to negative sentiment. With lower restructuring and impairment charges, second-half operating profit improved versus 2010.

2011 saw the completion of the divestment of our Insulation and Climate Control businesses, in addition to some smaller business disposals. The table above reflects the impact in 2011 of the disposal of these businesses, which had incurred a net loss in 2010 and which accounted for €48 million of the total €54 million restructuring charges in 2010.

Concrete Products

Activity levels in 2011 were supported by more benign winter weather conditions in the first and fourth quarter compared with 2010. Against this, weakening consumer sentiment in the second half of the year, together with the impact of government austerity measures and higher energy input costs, resulted in slower activity in the Netherlands. This was partly offset by resilient demand in Germany and an improved performance in Denmark. With the strong first and fourth quarter performance, operating profit for the full year was significantly higher than 2010.

Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence in the second half of the year, in particular within the garden segment in Benelux, and revenues were lower than 2010. In the Netherlands, weaker government and municipal spending had a negative impact on demand. Our German operations, where we have invested in three additional plants, showed a strong performance in 2011. Overall operating profit was ahead of 2010. Our Structural operations reported operating profit well ahead of 2010 on the back of restructuring initiatives in previous years in all markets. In Denmark, our results advanced strongly. Our sand lime block business in the Netherlands and our Belgian specialty

48    CRH

Business Review

BUSINESS REVIEW - Current Year

business, which supplies the residential, industrial and agricultural sector, continued to deliver strong results. Within central and eastern Europe, Hungary experienced a recovery and trading conditions in Poland remained positive. With lower restructuring costs, operating profit for the structural business was well ahead of last year.

Clay Products

In the UK new house completions increased during 2011; however, this improvement was partly offset by a decline in housing repair and maintenance activity, and industry brick volumes were largely in line with 2010. Although delays in recovering significant energy cost increases impacted our business, overall operating profit was ahead of 2010 as a result of efficiencies and once-off gains resulting from our restructuring programme. In Mainland Europe our markets remained challenging. Operating profit was lower than 2010 as a result of significant production cutbacks to reduce stock levels and two further plant closures in Germany.

Building Products

This group reported a 3% increase in sales from continuing businesses for the year. Volumes increased slightly, however market pressure on sales prices and higher raw material input costs negatively affected margins, causing operating profit from continuing businesses to be marginally behind last year. Our Construction Accessories business, which is the market leader in Western Europe, started the year well with increased volumes in the first half. Due to the economic uncertainty, volumes fell in the second half and, with increasing pressure on margins; overall operating profit for the year was broadly in line with 2010. The Outdoor Security business, specialising in entrance control and perimeter protection solutions, showed a mixed picture. Fencing had to cope with weaker volumes and fierce competition, resulting in a lower operating profit outcome. Our Shutters & Barriers business did very well in the beginning of 2011, but faced a more difficult second half with lower volumes than last year; however, with tight cost control, and a good market position, results were ahead of last year.

Outlook - Europe Products

Our Products businesses, which are predominantly located in the Netherlands, Germany, Belgium and France, are exposed to new construction. Given the most recent economic developments in the Eurozone, we are more cautious in relation to the outlook for 2012. A rapid and continuing decline of consumer confidence, low activity levels in residential and non-residential markets and further austerity measures announced by governments to reduce budget deficits, make for an uncertain outlook in 2012. However, the German and Danish markets continue to be robust and to perform well and we expect benefits from our ongoing restructuring measures.

Americas Products

2011 overview

Results	% Change	2011	2010	Total Change	Analysis of change
€ million					Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-4%	2,378	2,469	-91	+51	+37	-70	-	-109
EBITDA (as defined)*	+6%	164	154	+10	-26	+7	+8	+25	-4
Operating profit	n/m	42	(24)	+66	-16	+6	+13	+61	+2
EBITDA (as defined)* margin		6.9%	6.2%
Operating profit margin		1.8%	-1.0%

Restructuring costs amounted to €4 million (2010: €29 million); impairment charges of €4 million were incurred (2010: €40 million)

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    49

Business Review

BUSINESS REVIEW - Current Year

2011 saw the pace of decline in our markets moderate significantly, and we saw some top-line growth in the year. Overall like-for-like sales were 2% ahead compared with 2010. Organic profits and margins were impacted by higher fuel and other input costs, and by costs associated with the first-year roll-out of our Building Solutions programme. However, higher sales, together with the benefit of ongoing cost reduction initiatives, lower restructuring and impairment costs and a full year of our reorganised Building Products group, resulted in a significant improvement in overall operating profit to €42 million (2010: loss of €24 million).

Our Building Products group completed 4 bolt-on transactions during 2011. The acquisition of a leading paving manufacturer in Canada in May was the largest transaction; this complements and strengthens our existing business in eastern Canada. In our masonry business, we acquired a small block manufacturer and distributor in Indiana in July. Our Lawn and Garden business closed on a small mulch and soils supplier serving the greater Boston market in December, while our Precast business unit acquired a Florida-based highway barrier and specialty precast manufacturer in the first half of 2011. The impact of divestments shown in the table above reflects the effect of the disposal in late 2010 of the loss-making Ivy Steel business acquired as part of the 2006 MMI acquisition.

Building Products

With effect from January 2011 our architectural products and precast groups, together with the retained MMI construction accessories and fencing businesses, were combined to form the Building Products Group. This group has been successful in capturing market growth opportunities while saving costs by applying common business processes and functions.

With the benefit of acquisitions, our Architectural Products business showed modest sales growth in 2011, against a background of continuing soft residential and non-residential markets. Our Canada business, which had held up well in recent years, slowed in 2011. However, we benefited from continued stability across the full breadth of architectural products in our businesses which supply both the DIY and professional RMI segments. Cost reduction and rationalisation measures partly offset the impact of higher input costs. Results from the fencing business improved, and significantly reduced losses were recorded. Overall, this business recorded an increase in underlying operating profit for the year.

Our Precast business again suffered from weak demand and competitive pricing pressures across its markets. Further declines in the commercial sector in particular impacted results, and full-year volumes were flat compared with 2010. Our enclosures business, which had been challenged in recent years, showed a welcome improvement in profitability; however, this was more than offset by margin declines in our traditional precast activities. The construction accessories business (formerly part of MMI) was successfully absorbed into the precast organisation and losses reduced. Overall operating profit was lower, despite further progress in reducing costs.

BuildingEnvelope™

Non-residential sector activity was again depressed in 2011, providing another year of very challenging markets for this group. Despite these market conditions, we were able to increase sales by 9% and improve our competitive position in our traditional Architectural Glass and Storefront business. Our ongoing efforts to maintain market share, together with tight cost controls and improved processes, resulted in improved operating profit in this business after a poor 2010. Our Engineered Glazing Systems business also improved and continued to generate favourable margins through strong execution on some large jobs which were completed in 2011.

South America

While our Chile businesses continued to perform well, operating profit in our Argentina operations was much lower. Our ceramic tile business suffered from significant price competition, cost inflation pressures, and periodic production disruptions caused by natural gas shortages. Overall, while sales were higher, operating profit in our South American operations was significantly lower.

50    CRH

Business Review

BUSINESS REVIEW - Current Year

Outlook - Americas Products

There are increasing signs that residential construction activity has finally stabilised, while the rate of decline in the non-residential sector has slowed. Against this backdrop we expect further modest sales growth in 2012. This combined with further progress on, and benefit from, the cost and streamlining measures mentioned above, gives cause for cautious optimism for an improved operating profit outcome for 2012.

Europe Distribution

2011 overview

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+22%	4,340	3,566	+774	+154	+486	-	-	+134
EBITDA (as defined)*	+25%	267	214	+53	+12	+32	-	-	+9
Operating profit	+41%	190	135	+55	+19	+23	-	+6	+7
EBITDA (as defined)* margin		6.2%	6.0%
Operating profit margin		4.4%	3.8%

Restructuringcosts amounted to €4 million (2010: €4 million); impairment charges of €2 million were incurred (2010: €8 million)

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

2011 saw satisfactory like-for-like sales growth in most of our markets with both the new residential and RMI sectors benefiting from benign winter conditions at the beginning and end of the year. While the first half of the year saw a 7% increase in like-for-like sales, this moderated in the second half to bring the full year organic sales increase to 4%. Overall operating profit and margins for the year improved as a result of better cost control and our focus on commercial excellence and procurement optimisation.

Recent acquisitions have enhanced the geographic balance of Europe Distribution’s business: in 2011, approximately 35% of Europe Distribution’s sales arose in the Benelux, with Switzerland accounting for almost 30%, Germany for approximately 20% and other countries, mainly France and Austria, accounting for the remaining 15%. The December 2010 acquisition of an additional 50% of Bauking in Germany, and the full-year inclusion of Sax Sanitair in Belgium (acquired in August 2010), contributed strongly to the increase in overall operating profit. In 2011 Europe Distribution acquired three Belgian specialist merchants in SHAP materials, adding a total of 10 branches to Sax Sanitair’s existing network.

Professional Builders Merchants

With 419 locations in six countries, Professional Builders Merchants has strong market positions in all its regions. Overall operating profit for this business improved in 2011.

While markets in Benelux remained stable, both sales and operating profit increased during 2011. Sales levels in France increased significantly compared with 2010; despite some pressure on margins, profitability improved strongly reflecting the impact of the restructuring actions initiated in 2010. Our operations in Switzerland had another good year as a result of strong margin management and the roll-out of various excellence programmes. Austria, which has seen a turnaround in performance in recent years, delivered a good increase in sales and a strong improvement in both margin and operating profit. In Germany, like-for-like sales in Bauking improved significantly during 2011, with strong market growth and integration benefits positively impacting operating profit.

Sanitary, Heating and Plumbing

Our SHAP business in Germany and Switzerland again proved to be a stable performer in 2011 with robust sales and further improved operating profit performance. Our business in Belgium performed strongly and

CRH    51

Business Review

BUSINESS REVIEW - Current Year

exceeded expectations. With a total of 103 branches in three countries, our expanded SHAP business is taking shape in line with our strategy to build a European platform in the growing repair, maintenance and improvement focussed SHAP market.

DIY

Our DIY platform in Europe operates a network of 241 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal. With lower restructuring costs in 2011, overall DIY operating profit was ahead of 2010.

In the Netherlands, weakening consumer confidence as the year progressed resulted in lower sales in 2011. Despite this market development, we were able to maintain our operating profit with better margins as a result of a successful purchasing programme, our strong focus on efficient store operations and cost-control programmes. In Belgium our network of 19 stores reported stable sales but better operating profit. With increasing consumer confidence and continued strong focus on costs, operating profit for Bauking’s 47-store DIY network in Germany improved to satisfactory levels. The economic environment in Portugal became more difficult and sales declined further; operating results remained at the level of 2010.

Outlook - Europe Distribution

After a successful 2011 we believe that market circumstances may deteriorate somewhat in 2012. We continue to have favourable expectations with our strong footprint in the German, Austrian, Swiss and Belgian markets; however, for the Netherlands and France the outlook has weakened. With 65% end-use sector exposure to RMI and with continuing operational excellence programmes we expect to see an improvement in 2012.

Americas Distribution

2011 overview

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+8%	1,335	1,239	+96	+133	+22	-	-	-59
EBITDA (as defined)*	+8%	65	60	+5	+9	-1	-	-	-3
Operating profit	+22%	45	37	+8	+11	-1	-	-	-2
EBITDA (as defined)* margin		4.9%	4.8%
Operating profit margin		3.4%	3.0%

Restructuringcosts were €1 million (2010: €1 million); no impairment charges were incurred (2010: nil)

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Americas Distribution, trading as Allied Building Products (Allied), showed good growth in 2011. Activity levels in both segments of our business improved and, although gross margins came under some pressure as suppliers implemented price increases, operating profit improved significantly over 2010.

Allied’s organisation structure was further streamlined in 2011, providing opportunity to consolidate its market footprint and position the group for future opportunities. The business has continued its focus on purchasing, logistics and pricing initiatives and rationalisation of administrative and geographic oversight functions, thereby increasing efficiency, control and profitability. This aggressive operating approach again benefited 2011 operating results.

After three years of curtailed development activity during which the business responded to the difficult macro-economic environment with organisational changes and other cost saving initiatives, Allied had a

52    CRH

Business Review

BUSINESS REVIEW - Current Year

busy year in 2011 with the completion of six acquisitions. The largest transaction, the acquisition of United Products, a 15-branch exterior distributor headquartered in Minnesota, and with branches in Minnesota, Wisconsin, North and South Dakota and Nebraska, was completed in December. United brings our network of branches in the Northern Plains to 26, and is expected to improve significantly the operational efficiency and effectiveness of our existing businesses while increasing our sales footprint in the region. In September, the acquisition of Pacific Source, a four-branch distributor providing Hawaiian builders with a broad range of products required to complete building projects, extended Allied’s existing footprint in Hawaii while providing the opportunity to generate significant fixed cost synergies. The other transactions included a four-branch distributor in Philadelphia, a two-branch business in Detroit and two single-branch opportunities in Atlanta and Austin.

TriBuilt, Allied’s proprietary private label brand, continued to gain strength as new products were added and market acceptance grew. The TriBuilt label has helped to differentiate Allied in the market while building an exclusive brand identity. In addition, a merchandising initiative was launched to enhance the look and feel of branch showrooms and increase the number of products available to contractors at point of purchase. The reconfigured showrooms provide a one-stop-shop for customers while increasing sales of higher margin tools and accessories.

Exterior Products

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Volumes improved in line with national shipments of asphalt shingles up 13% in the year; this was however from a very low 2010 base. Regionally, the Northeast, Mid-Atlantic, Upper Midwest and California markets have held up better and the Exterior Products division recorded further sales growth and a good advance in operating profit for the year, despite costs associated with flood damage arising from substantial September rainfall in the Northeast.

Interior Products

This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; however, it is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US. The new construction market appears to have stabilised at historically low activity levels; shipments of wallboard, a good barometer of market activity, were generally unchanged for the year in Allied’s market areas. Sales and operating performance improved, with notable recovery in some of our Western markets, helped by an increase in market share, improved cost base and the consolidation of smaller and underperforming locations.

Outlook - Americas Distribution

With good indications that we have finally reached a trough in residential activity, we look to continuing improved performance in our RMI-focussed Exterior Products business. However, commercial construction activity continues to decline modestly, impacting the short-term outlook for our Interior Products segment. Overall, with the benefit of the consolidation and cost reduction measures outlined above, we are looking to a year of further progress in 2012.

CRH    53

Business Review

BUSINESS REVIEW - Prior Year

Finance Review

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

Throughout the year our management teams Group-wide continued to build on the cost reduction and operational excellence initiatives commenced in 2007. Cumulative annualised savings from these cost actions over the five years 2007 to 2011 are estimated at €2.0 billion. These painful but necessary adjustments have been essential in protecting profitability and cash flow and in positioning the Group for eventual recovery in our markets.

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

54    CRH

Business Review

BUSINESS REVIEW - Prior Year

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

Ongoing Operations

Revenue from ongoing operations declined by €1.2 billion (7%) on a like-for-like basis in 2010, with the reduction split broadly evenly between our Americas and Europe segments; this compares with a €4.1 billion reduction (19%) in ongoing revenue in 2009. With lower sales volumes, price competition intensified in many of our markets, putting margins under pressure; however, tight management of the controllable cost base partly offset these negative impacts resulting in a decline of €373 million in underlying operating profit; the corresponding decline in underlying operating profit in 2009 was €708 million.

Finance Costs

Net finance costs of €247 million were €50 million lower than 2009 reflecting lower interest rates and lower debt levels.

Key Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength, are set out below.

	2010	2009
Operating profit margin	4.1%	5.5%
EBITDA (as defined)* to net interest ratio	6.5x	6.1x
Effective tax rate	17.8%	18.3%
Shareholder return	-16%	22%
Net debt as % of total equity	33%	38%
Net debt as % of market capitalisation	32%	28%

Operating Profit Margin

Overall operating profit margin for the Group fell by 1.4 percentage points in 2010 to 4.1%, reflecting the market conditions discussed above.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    55

Business Review

BUSINESS REVIEW - Prior Year

EBITDA (as defined)* to Net Interest Ratio

Management believes that the EBITDA (as defined)* to net interest ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With strong operating cash flows and reducing debt balances, the ratio for 2010 increased to 6.5 times (2009: 6.1 times). The calculation of EBITDA (as defined)* to net interest ratio for the financial year is presented on page 4.

Effective Tax Rate

The effective tax rate in 2010 of 17.8% of pre-tax profit remained broadly consistent with 2009 (18.3%).

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

Debt to Equity

Total shareholders’ equity (capital and reserves attributable to CRH’s equity shareholders) increased by €0.7 billion to €10.4 billion during 2010, with the retained profits for the year of €0.4 billion and currency translation effects of €0.5 billion partly offset by dividends of €0.4 billion; movements for the year are fully analysed in the Consolidated Statement of Changes in Equity. Year-end net debt of €3.5 billion† was €0.25 billion lower (7%) than year-end 2009; this reduction in debt, combined with the increase in equity, resulted in a reduction in the percentage of net debt to total equity from 38% at year-end 2009 to 33% at year-end 2010.

The 7% decrease in net debt in 2010 was more than offset by the 17% reduction in market capitalisation resulting in an increase in the debt/market capitalisation percentage from 28% at year-end 2009 to 32% at year-end 2010.

Liquidity and Capital Resources - 2010 compared with 2009

The comments below refer to the major components of the Group’s cash flows for 2010 and 2009 as shown in the Consolidated Statement of Cash Flows on page 103.

Cash flows from operating activities

The €198 million reduction in profit before tax is analysed in Table 1 on page 54. Depreciation and amortisation of €917 million in 2010 includes impairment charges of €102 million relating to subsidiaries and joint ventures (2009: €41 million).

The Group continued to maintain an intense focus on cash generation throughout 2010 and the net working capital (including provisions) decrease (cash inflow) for the year represented a strong performance in a challenging environment. Due to the seasonal nature of CRH’s business, working capital movements exhibit a high degree of weather dependency and can significantly increase when measured during the peak season, generally May to September. The outflow as measured at 30 June 2010 amounted to €542 million (30 June 2009 outflow: €111 million), compared to an inflow of €142 million at the year end (2009 inflow: €740 million).

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.
†	As disclosed in note 25 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

56    CRH

Business Review

BUSINESS REVIEW - Prior Year

Tax payments for 2010 at €100 million were slightly less than 2009. Dividend payments increased by €60 million in 2010, reflecting the full year impact of the additional shares in issue following the March 2009 Rights Issue.

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

CRH    57

Business Review

BUSINESS REVIEW - Prior Year

Segment Review

Europe Materials

2010 overview

					Analysis of change
€ million	% of Group	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	16%	2,665	2,749	-84	-228	+47	-	-	+97
EBITDA (as defined)*	26%	423	434	-11	-73	+4	+37	-	+21
Operating profit	36%	251	257	-6	-70	+2	+37	+9	+16
EBITDA (as defined)* margin		15.9%	15.8%
Operating profit margin		9.4%	9.3%

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

58    CRH

Business Review

BUSINESS REVIEW - Prior Year

Central and Eastern Europe, Eastern Mediterranean, Asia

In Poland, construction activity was impacted by very severe weather in the first quarter and again in December, and grew only modestly. Cement volumes were slightly ahead of 2009 and volumes of other products stabilised or improved. Although some price improvement was achieved in the more buoyant second half, margins were under pressure from stiff competition and operating profit was lower than 2009. In Ukraine, severe winter conditions resulted in sharply lower first-quarter volumes, but a pick-up in demand in later months saw full-year cement volumes only 10% behind 2009 levels. Unrecovered cost increases, particularly fuel, were only partly offset by the impact of further cost savings, and operating profit was lower. In Turkey, domestic cement demand in the Aegean region and export levels remained steady. Selling prices and operating profit for our 50% joint venture were higher than 2009.

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

Americas Materials

2010 overview

					Analysis of change
€ million	% of Group	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	26%	4,417	4,280	+137	-302	+215	-	-	+224
EBITDA (as defined)*	35%	566	670	-104	-183	+32	+11	-	+36
Operating profit	41%	288	407	-119	-174	+22	+11	-	+22
EBITDA (as defined)* margin		12.8%	15.7%
Operating profit margin		6.5%	9.5%
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

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    59

Business Review

BUSINESS REVIEW - Prior Year

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

Europe Products

2010 overview

					Analysis of change
€ million	% of Group	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	16%	2,817	3,002	-185	-213	-	-	-	+28
EBITDA (as defined)*	12%	198	283	-85	-109	-	+25	-	-1
Operating profit	2%	11	116	-105	-93	-	+25	-35	-2
EBITDA (as defined)* margin		7.0%	9.4%
Operating profit margin		0.4%	3.9%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Trading conditions for our products businesses in Europe remained difficult in 2010. The first quarter was heavily impacted by a prolonged winter which negatively influenced volumes. The rest of the year showed a

60    CRH

Business Review

BUSINESS REVIEW - Prior Year

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

Following rigorous strategic analysis, we decided at the end of 2009 to exit the Insulation and Climate Control sectors as we no longer saw a route to becoming a pan-European leader in these segments. In November 2010 we reached agreement to sell the majority of our Insulation business.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    61

Business Review

BUSINESS REVIEW - Prior Year

Americas Products

2010 overview

					Analysis of change
€ million	% of Group	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	14%	2,469	2,536	-67	-230	+2	-	-	+161
EBITDA (as defined)*	10%	154	173	-19	-51	-	+18	-	+14
Operating profit	-3%	-24	23	-47	-42	-1	+18	-27	+5
EBITDA (as defined)* margin		6.2%	6.8%
Operating profit margin		-1.0%	0.9%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

Our Architectural Products business unit completed two bolt-on transactions during 2010. The acquisition of a leading supplier of soils, mulches and decorative stone in September expanded the footprint of our lawn and garden business providing a strong plant network to service retailers in the central and upper Midwest. In the same month, our existing masonry business in Illinois and Wisconsin was strengthened with the purchase of a block manufacturer in the Chicago metropolitan area.

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

62    CRH

Business Review

BUSINESS REVIEW - Prior Year

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

Europe Distribution

2010 overview

	% of				Analysis of change
€ million	Group	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	21%	3,566	3,633	-67	-204	+37	-	-	+100
EBITDA (as defined)*	13%	214	204	+10	-11	+4	+11	-	+6
Operating profit	19%	135	137	-2	-12	+3	+11	-8	+4
EBITDA (as defined)* margin		6.0%	5.6%
Operating profit margin		3.8%	3.8%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

In August, Europe Distribution acquired 75% of Sax Sanitair, a leading merchant in SHAP materials based in western Belgium. With nine branches across the east and west Flanders region, the acquisition is a further step in our strategy to build a European platform in the growing repair, maintenance and improvement focussed SHAP market. In December, we acquired a further 50% stake in the German-based Bauking distribution business raising our ownership from 48% to 98%. With 128 branches and annual sales of €750 million, the business has grown both organically and through acquisition since our initial investment in 2005 and is a leading player in the German distribution market. This acquisition greatly strengthens our existing distribution position in Europe’s largest construction market. During 2010 we sold our activities in the kitchen business in the German speaking part of Switzerland and our ironmongery distribution activities in the Netherlands.

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

CRH    63

Business Review

BUSINESS REVIEW - Prior Year

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

Americas Distribution

2010 overview

	% of				Analysis of change
€ million	Group	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	7%	1,239	1,173	+66	+2	+3	-	-	+61
EBITDA (as defined)*	4%	60	39	+21	+16	-	+3	-	+2
Operating profit	5%	37	15	+22	+18	-	+3	-	+1
EBITDA (as defined)* margin		4.8%	3.3%
Operating profit margin		3.0%	1.3%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

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

64    CRH

Business Review

BUSINESS REVIEW - Prior Year

In order to further penetrate the competitive marketplace, Allied launched a new product initiative in 2010. “TriBuilt Materials” was established to provide a proprietary private label brand of products sold exclusively through Allied’s network of Exterior and Interior branches. This product initiative differentiates Allied in the market while building an exclusive brand identity. TriBuilt® enables Allied to vertically integrate many of its higher-margin items, simultaneously enhancing profit margins and purchasing efficiencies. As brand awareness expands within the contractor community, Allied will add more products to this profitable operating segment.

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

CRH    65

DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors	67

Corporate Governance Report	71

Role and Membership of the Board	71

Committees of the Board	75

Corporate Social Responsibility	81

Risk Management and Internal Control	82

Report on Directors’ Remuneration	85

66    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

CRH    67

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

Board of Directors

The Board of Directors manage the business of the Company. The Directors, other than the non-executive Directors, serve as executive officers of the Company.

Executive Directors

M. Lee BE, FCA

Chief Executive

(Aged 58)

A. Manifold FCPA, MBA, MBS

Chief Operating Officer

(Aged 49)

M. Carton MA, FCA

Finance Director

(Aged 53)

M.S. Towe

Chief Executive Officer

Oldcastle, Inc.

(Aged 62)

Biographies of the Executive Directors are shown on pages 14 and 15.

Non-executive Directors

E.J. Bärtschi LIC.OEC.HSG

Ernst Bärtschi became a non-executive Director in October 2011. A Swiss national, he was until 31 December 2011 Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally. He is a member of the board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland. (Aged 59).

W.P. Egan

Bill Egan became a non-executive Director in January 2007. A United States citizen, he is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is a director of the Irish venture capital company Delta Partners Limited. He also serves on the boards of several communications, cable and information technology companies. He is past Chairman of Cephalon Inc., and past President and Chairman of the National Venture Capital Association. (Aged 66).

U-H. Felcht

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May 2006, Chief Executive of Degussa AG, Germany’s third largest chemical company. He is a partner in the private equity group One Equity Partners Europe GmbH, Chairman of the German rail company Deutsche Bahn AG, and a member of the Supervisory Board of Jungbunzlauer Holding AG. He was until May 2011 Chairman of the Supervisory Board of Süd-Chemie Aktiengesellschaft. (Aged 64).

N. Hartery BE, CEng, FIEI, MBA

Chairman Designate

Nicky Hartery became a non-executive Director in June 2004 and was appointed Chairman Designate in February 2012. He was Vice President of Manufacturing and Business Operations for Dell Inc.’s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the United States. He is Chief Executive of Prodigium, a consulting company which provides business advisory services. He is also a non-executive director of Musgrave Group plc, a privately owned international food retailer, and Eircom Limited, a company which provides telecommunications services in Ireland. (Aged 60).

J.M. de Jong

Jan Maarten de Jong became a non-executive Director in January 2004. A Dutch national, he is a member of the Supervisory Board of Heineken N.V. He is a former member of the Managing

68    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He is also a director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and KBC Bank N.V. (Aged 66).

J.W. Kennedy MSc, BE, CEng, FIEE

John Kennedy became a non-executive Director in June 2009. He is past Chairman of Wellstream Holdings plc. In a 40 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a director of Integra Group and is non-executive Chairman of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Group Limited. He is also a past director of the UK Atomic Energy Authority. (Aged 61).

K. McGowan

Chairman

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He is a director of Elan Corporation plc and Charles Schwab Worldwide Funds plc and is Chairman of Property Industry Ireland (PII) Limited and Business in the Community Ireland. He was Chief Executive of IDA Ireland (Ireland’s inward investment promotion agency) from 1990 to 1998 and has served as President of the Irish Management Institute and as Chairman of the Governing Authority of University College Dublin. (Aged 68).

H.A. McSharry BComm, MBS

Heather Ann McSharry became a non-executive Director in February 2012. She is Chairman of the Board of Trustees of the Bank of Ireland Pension Fund and is a director of Ergonomics Solutions International, IDA Ireland and the Institute of Directors. She is a former Managing Director of Reckitt Benckiser and Boots Healthcare in Ireland and was previously a director of Bank of Ireland and Enterprise Ireland. (Aged 50).

D.N. O’Connor BComm, FCA

Dan O’Connor became a non-executive Director in June 2006. He is a former President and Chief

Executive Officer of GE Consumer Finance - Europe and a former Senior Vice-President of GE. He was until October 2010 Executive Chairman of Allied Irish Banks, plc. (Aged 52).

Changes in Directors

Ms. J.M.C. O’Connor retired from the Board on 4 May 2011. Mr. W.I. O’Mahony retired from the Board on 31 December 2011.

Mr. E. Bärtschi was appointed to the Board on 26 October 2011. Ms. H.A. McSharry was appointed to the Board on 22 February 2012.

Mr. K. McGowan will retire from the Board at the conclusion of the Annual General Meeting to be held on 9 May 2012.

Under the Company’s Articles of Association, co-opted Directors are required to submit themselves to shareholders for election at the Annual General Meeting following their appointment and all the Directors are required to submit themselves for re-election at intervals of not more than three years. However, in accordance with the provisions contained in the 2010 UK Corporate Governance Code, the Board has decided that all Directors eligible for re-election should retire at each Annual General Meeting and offer themselves for re-election, where applicable.

CRH    69

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Board of Directors

Board Committees

Acquisitions	Length of service on Committee**
K. McGowan, Chairman	11 years
M. Carton	1.5 years
U-H. Felcht	Newly appointed
M. Lee	8 years
A. Manifold	3 years
D.N. O’Connor	5 years

Audit
J.M. de Jong, Chairman*	8 years
E.J. Bärtschi	Newly appointed
H.A. McSharry	Newly appointed
D.N. O’Connor*	5.5 years

Finance
K. McGowan, Chairman	4.5 years
M. Carton	1.5 years
U-H. Felcht	4.5 years
M. Lee	8 years

Nomination & Corporate Governance
K. McGowan, Chairman	4.5 years
W.P. Egan	4.5 years
N. Hartery	7.5 years
J.W. Kennedy	2.5 years

Remuneration
N. Hartery, Chairman	7.5 years
W.P. Egan	4.5 years
J.W. Kennedy	2.5 years

Senior Independent Director
N. Hartery

*	Audit Committee Financial Expert

**	From date of appointment to 31 December 2011

70    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Corporate Governance Report

CRH, which is incorporated in Ireland and subject to Irish Company Law, has a premium listing on the London Stock Exchange, a secondary listing on the Irish Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

Corporate governance is the system by which companies are directed and controlled; it is concerned with the way in which a board operates and sets the values for a company, rather than with the day-to-day operational management of a company by full-time executives. The Directors and management of CRH are committed to maintaining very high standards of corporate governance and ethical business conduct, and this Report describes CRH’s governance principles and practice and the Group’s risk management and internal control systems. The Report also sets out how CRH applies the main and supporting principles of the 2010 UK Corporate Governance Code (the 2010 Code) which, with effect from 1 January 2011 for CRH, replaced the June 2008 Combined Code on Corporate Governance. This Report also takes into account the disclosure requirements set out in the corporate governance annex to the listing rules of the Irish Stock Exchange.

A copy of the 2010 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Board of Directors

Role of the Board

The Board is collectively responsible for the leadership, control, development and long-term success of the Group. We are also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, approval of the Annual Report, the Interim Results and the annual budget, major acquisitions, significant capital expenditure and approval of strategic plans for the Group. The Group’s strategy, which is regularly reviewed by the Board, and its business model are summarised on page 10.

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. It has been our practice since the formation of the Group in the 1970s that the roles of Chairman and Chief Executive are not combined. There is a clear division of responsibilities, which is set out in writing and has been approved by the Board, between the two roles. The Chief Executive has full day-to-day operational and profit responsibility for the Group and is accountable to the Board for all authority delegated to executive management. His overall brief is to execute agreed strategy, to co-ordinate and oversee the profitable growth of a diverse group of international businesses and to maximise the contribution of senior management to business planning, operational control and profit performance.

Non-executive Directors are expected to constructively challenge management proposals and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to draw on their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

The Board has delegated some of its responsibilities to Committees of the Board. The work of each Committee is set out on pages 75 to 80 of this Report. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee1, the Board retains ultimate responsibility for determining the Group’s “risk appetite” and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors’ and Officers’ liability insurance policy in place.

1	In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010.

CRH    71

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Membership of the Board

It is our practice that a majority of the Board comprises non-executive Directors, considered by the Board to be independent, and that the Chairman is non-executive. At present, there are four executive and nine non-executive Directors. Biographical details are set out on pages 14, 15, 68 and 69. While there is an ongoing process of planned refreshment and renewal, we consider the current size and composition of the Board to be within a range which is appropriate. We also believe that the current size of the Board is sufficiently large to enable its Committees to operate without undue reliance on individual non-executive Directors, while being dynamic and responsive to the needs of the Company. The spread of nationalities of the Directors reflects the geographical reach of the Group and we consider that the Board as a whole has the appropriate blend of skills, knowledge and experience, from a wide range of industries, regions and backgrounds, necessary to lead the Company. Directors are appointed for specified terms and are subject to annual re-election at the Annual General Meeting and to the Memorandum and Articles of Association of the Company.

None of the executive Directors is a non-executive director of a listed company.

As outlined below, the Nomination & Corporate Governance Committee is responsible for keeping the “bench-strength” of the Board, and the need for refreshment and renewal, under review.

Board succession policy and diversity

The Board plans for its own succession with the assistance of the Nomination & Corporate Governance Committee. Independent consultants are engaged to search for suitable candidates to serve as non-executive Directors.

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the Nomination & Corporate Governance Committee looks at four criteria when considering candidates: (i) international business experience, particularly in the regions in which the Group operates or in which it intends to expand; (ii) skills, knowledge and expertise in areas relevant to the operation of the Board; (iii) diversity, including nationality and gender; and (iv) the need for an appropriately sized Board. During the ongoing process of Board renewal, each, or a combination, of these factors can take priority. Consequently, to date the Board has not set specific objectives in relation to diversity.

Independence of Directors

The independence of Board members is considered annually. The Board is assisted in this by the annual review carried out by the Senior Independent Director which addresses the independence of the individual members of the Board (see Performance appraisal and Board evaluation section below), and by the work of the Nomination & Corporate Governance Committee, which annually reviews each Board member’s directorships and considers any relevant business relationships between Board members. We have concluded that all of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and have determined that each of the non-executive Directors is independent. In reaching that conclusion, we considered the principles relating to independence contained in the 2010 Code, together with the guidance provided by a number of shareholder voting agencies, and have taken the view that independence is determined by a Director’s character, objectivity and integrity. Those principles and guidance highlight a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships, while making it clear that a Director may be considered independent notwithstanding the presence of one or more of these factors.

Chairman

Kieran McGowan, who has been Chairman of the Group since May 2007, will retire as Chairman and from the Board at the conclusion of the 2012 Annual General Meeting. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the June 2006 Combined Code. The Board has

72    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

appointed Nicky Hartery as Chairman Designate. Mr. Hartery, who was appointed to the Board in June 2004 meets the independence criteria set out in the 2010 Code. The process used for the appointment of the new Chairman is set out on page 79.

The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group, that the Board reviews and approves management’s plans for the Group and that Directors receive accurate, timely, clear and relevant information. He oversees the search for new Board members and is available to meet with, and hear the views of, institutional investors. While Mr. McGowan holds a number of other directorships (see details on page 69), the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director

Nicky Hartery has been the Senior Independent Director since May 2008. The Board has decided that Dan O’Connor will take on the role of Senior Independent Director when Mr. Hartery assumes the role of Chairman in May 2012.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment of non-executive Directors

The standard terms of the letter of appointment of non-executive Directors are available for inspection at the Company’s registered office and at the Annual General Meeting.

Induction, training and development of Directors

New Directors are provided with extensive briefing materials on the Group and its operations, the procedures relating to the Board and its Committees and their duties and responsibilities as Directors under company law. The Chairman agrees a tailored and comprehensive induction programme with each new Director. The aim of the programme, which generally covers the first year of a new Director’s appointment, is to provide them with a detailed insight into the Group. The programme involves meeting with the Chief Executive, Chief Operating Officer, Finance Director, Company Secretary and key senior executives at Head Office and Divisional level. It covers areas such as strategy, development priorities, acquisition evaluation, organisation structure, succession planning, financing, corporate social responsibility, compliance and ethics, investor relations and risk management. New Directors also meet with the Senior Independent Director to discuss the most recent Board evaluation exercise and, after approximately six months, a session is organised with the Chairman to review progress. All Directors can also avail of opportunities to hear the views of and meet with the Group’s investors and analysts. Directors regularly receive copies of research and analysis conducted on CRH and the building materials sector. The Board receives regular updates from the external auditors in relation to regulatory and accounting developments. Updates in relation to other relevant matters, for example, changes in company law, are provided from time to time.

Throughout the year, Directors meet with key executives and, in the course of twice-yearly visits by the Board to Group locations, see the businesses at first hand and meet with local management teams.

For newly-appointed members of the Audit Committee, training arrangements include meeting with the key members of the external audit, internal audit and finance (Head Office and Divisional) teams and where required, relevant financial courses are provided. Committee members also receive details of relevant conferences organised by external parties. New members of the Remuneration Committee meet with the Committee’s remuneration consultants in the year of their appointment to the Committee.

CRH    73

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Remuneration of Directors

Details of remuneration paid to the Directors are set out in the Report on Directors’ Remuneration on pages 85 to 96. The 2011 Report on Directors’ Remuneration will be presented to shareholders for the purposes of an advisory non-binding vote at the Annual General Meeting to be held on 9 May 2012.

Ownership and dealing by Directors in CRH securities

Details of the shares held by Directors are set out on page 90. CRH has a policy on dealings in securities that applies to all Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated prohibited periods and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority (which has been amended in relation to Irish company law and taxation references).

Performance appraisal and Board evaluation

The Senior Independent Director conducts an annual review of corporate governance, the independence of Board members, the operation and performance of the Board, and its Committees, the effectiveness of Board communications and the performance of the Chairman. This is achieved through discussion in one-to-one sessions with each Director. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board each year, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director’s report is a formal agenda item at a scheduled Board meeting each year. This evaluation process will be facilitated in 2012 by a third party expert in this area. This is dealt with further in the Nomination & Corporate Governance Committee section on pages 78 and 79.

A review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team. As part of that review process the Chairman discusses with each individual their training and development needs and, where appropriate, agrees for suitable arrangements to be put in place to address those needs.

Directors’ retirement and re-election

All Directors retire at each Annual General Meeting and, unless they are stepping down from the Board, submit themselves to shareholders for re-election. Re-appointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal, which is overseen by the Nomination & Corporate Governance Committee.

Board meetings and time commitment

There were eight full meetings of the Board during 2011. Details of Directors’ attendance at those meetings are set out in the table on page 75. Each year, additional meetings, to consider specific matters, are held when and if required.

The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. In addition to the Group budget, trading results, large acquisitions, financial results and reports and regular Board matters, during the course of the year the Board receives updates on health and safety,

74    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

with a particular focus on the Group’s fatality elimination programme, environmental issues, human resources and the Company’s investor relations programme. A report on the performance of acquisitions against the original Board proposal following three years of Group ownership is also considered by the Board. In July, the Board meeting is held over two days, with the main focus being on Group strategy. The Chief Executive regularly updates the non-executive Directors, in sessions at which other executive Directors are not present, regarding succession planning for senior management in each Division. Board papers are circulated to Directors in advance of meetings. Directors can, if they wish, obtain their papers electronically by way of a secure application for portable electronic devices.

Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2011, these visits were to The Netherlands in Europe and to the Michigan area in the United States.

The non-executive Directors met twice during 2011 without executives being present.

Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and are asked to confirm that they are able to allocate sufficient time to meet the expectations of their role. The agreement of the Chairman is required before accepting additional commitments that might impact adversely on the time they are able to devote as a non-executive Director of the Company.

Attendance at Board and Board Committee meetings during the year ended 31 December 2011

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
E.J. Bärtschi (appointed 26 October 2011)	2	2
M. Carton	8	8	3	3			4	4
W.P. Egan	8	8							4	4	7	7
U-H. Felcht	8	6			9	7	4	4
N. Hartery	8	8							4	4	7	7
J.M. de Jong	8	8			9	9
J.W. Kennedy	8	8							4	2	7	6
M. Lee	8	8	3	3			4	4	4	4
K. McGowan	8	8	3	3			4	4	4	4
A. Manifold	8	8	3	3
D.N. O’Connor	8	8	3	3	9	9
J.M.C. O’Connor (retired 4 May 2011)	2	2			3	3
W.I. O’Mahony (retired 31 December 2011)	8	8	3	2			4	3
M.S. Towe	8	8

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

Mr. Felcht was unable to attend some meetings during the course of 2011 due to diary conflicts and personal circumstances.

Committees of the Board1

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

1	The terms of reference of these committees comply fully with the 2010 Code requirements; CRH considers that they are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

CRH    75

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

The current membership of each Committee, and each member’s length of service, is set out on page 70. Attendance at meetings held in 2011 is set out in the table on page 75.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

Acquisitions Committee

The role of this Committee is to approve acquisitions, divestments and capital expenditure projects within limits agreed by the Board.

Audit Committee

This Committee consists of four non-executive Directors, considered by the Board to be independent1. As at the date of this Report, the Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O’Connor are the Committee’s financial experts. It will be seen from the Directors’ biographical details, appearing on pages 68 and 69, that the members of the Committee bring to it experience and expertise from a wide range of industries, including the financial services sector.

The Committee2 met nine times during 2011. While its terms of reference, which were last updated in 2010, remained unchanged, the Committee reorganised its calendar of meetings in 2011 resulting in a reduction in meetings (from 14 in 2009 and 2010). The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The external auditors attend the majority of Committee meetings and report on any issues they believe should be brought to the attention of the Committee; in addition, they have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

In 2011, the Committee reviewed, and discussed with management the content of, the Company’s interim management statements, the 2010 preliminary results announcement/Annual Report and financial statements, the 2010 Annual Report on Form 20-F, which was filed with the United States Securities and Exchange Commission, and the interim report for the period ended 30 June 2011. In February 2011, the Committee approved the annual internal audit plan and, in July, the external auditors presented their audit plans for the 2011 audit. In February 2012, at the meeting at which the 2011 year-end financial statements were considered, the Committee received a report from the external auditors in relation to the audit process. Each year, the Committee also considers a report from the external auditors containing their observations and comments on issues that arose during the audit.

Throughout the year, the Committee received reports and updates from the Head of Internal Audit in relation to internal audit reviews, Section 404 of the Sarbanes-Oxley Act 20023 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

Assessments of the Internal Audit function are carried out periodically by management and validated by an independent third party assessor. The most recent assessment was conducted in late 2009, during which no major weaknesses were identified; the assessment did result in a number of recommendations, most of which have been implemented, and the Committee receives updates on the status of the implementation of the remaining recommendations. The Committee approves Internal Audit’s charter and any amendments thereto.

1	The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A 3 of the rules of the Securities and Exchange Commission.

2	Attendance by non-independent directors and management is by invitation only.

3	A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission’s website, www.sec.gov.

76    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

In 2011, the Committee met with senior finance personnel from the Group’s operations to discuss inter-alia, internal audit review findings, the implementation of resulting changes to control structures, work in relation to improving the control environment and culture in each Division, co-ordination with the work of the external auditors, actions being taken to prevent fraud and the harmonisation of IT platforms, where appropriate, across the Group.

As part of its response to the difficult trading conditions in recent years, the Group has implemented a programme of cost savings and has periodically announced updates on the annualised savings under that programme. The Head of Internal Audit reviews these savings, and the related implementation costs, and reports his findings to the Committee.

During the year, the Committee reviewed the workings in relation to goodwill impairment testing and the sensitivity analysis referred to in note 15 to the Consolidated Financial Statements and discussed the outcome of the process with management and the external auditors in the context of developments in the wider industry.

The Board has delegated responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Further details in relation to the Committee’s work in this area are set out in the section on Risk Management and Internal Controls on page 82.

The Committee regularly reviews the position in relation to the implementation of plans to mitigate the Group’s pension scheme liabilities. The Committee also regularly reviews the structures in place to ensure the Group complies with its obligations, particularly under competition and anti-corruption legislation throughout the world.

Under its terms of reference, the Audit Committee makes recommendations to the Board in relation to the appointment of the external auditors.

A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment or to seek other competitive bids for the audit. These include the quality of reports provided to the Audit Committee and the Board and the quality of advice given; the level of understanding demonstrated of the Group’s business and industry; the objectivity of the auditors’ views on the financial controls around the Group and their ability to co-ordinate a global audit, and the results of formal evaluations of the auditors.

Ernst & Young have been the Group’s auditors since 1988. Following an evaluation carried out in 2009, the Committee recommended to the Board that Ernst & Young be retained as the Group’s external auditors. There are no contractual obligations which act to restrict the Audit Committee’s choice of external auditor. The Committee has decided that such evaluations should be carried out at least every five years, with periodic interim reviews, and it monitors the implementation of the recommendations made as part of the evaluation process. The Committee considers the risk of withdrawal by Ernst & Young from the market and the potential impact on the Group, were that eventuality to materialise.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include: seeking confirmation from the external auditors that they are, in their professional judgement, independent from the Group; obtaining from the external auditors an account of all relationships between the auditors and the Group; monitoring the Group’s policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit, monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors’ judgement or independence; considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors’ judgement or independence; and reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors’ judgement or independence.

CRH    77

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

The Group has a policy governing the conduct of non-audit work by the auditors1. The policy, which was updated in 2011, is available on the CRH website, www.crh.com. Under the policy, the external auditors are prohibited from performing services where they may be required to audit their own work, participate in activities that would normally be undertaken by management; are remunerated through a ‘success fee’ structure, where success is dependent on the audit; or act in an advocacy role for the Group. Other than the above, the Group does not impose an automatic ban on the external auditors undertaking non-audit work. The external auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit a services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Committee. The pre-approval policy specifies the services that are prohibited and the services which have general pre-approval. The Committee has delegated to the Finance Director responsibility for confirming whether a service, which has general pre-approval, can be provided by Ernst & Young. The Finance Director reports regularly to the Committee on services which have been approved.

In 2011, the external auditors provided a number of audit-related and non-audit services, including Sarbanes-Oxley Section 404/regulatory reporting; services in relation to Securities and Exchange Commission registrations in the United States; work associated with bond and treasury issues; and due diligence services associated with proposed acquisitions. They were also engaged during 2011 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Audit Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Ernst & Young for non-audit work, which amounted to circa 20% of the consolidated audit fee, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the Consolidated Financial Statements on page 124.

The Group external audit engagement partner is replaced every five years.

Finance Committee

This Committee, which advises the Board on the financial requirements of the Group and on appropriate funding arrangements, considers and makes recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and to the Group’s financing arrangements; considers and makes recommendations to the Board in relation to dividend levels on the Ordinary shares; keeps the Board advised of the financial implications of Board decisions in relation to acquisitions; assists management, at their request, in considering any financial or taxation aspect of the Group’s affairs.

During 2011, the Committee considered a review of the Group’s listing arrangements, which resulted, in December 2011, in the re-classification of CRH’s listing of Ordinary shares on the Irish Stock Exchange from a primary listing to a secondary listing (the “Listing Re-classification”). CRH retained the premium listing of its Ordinary shares on the London Stock Exchange and there was no change to its listing of American Depositary Shares on the New York Stock Exchange. The Listing Re-classification facilitated the Group’s inclusion in the FTSE 100 and FTSE All Share indices.

Nomination & Corporate Governance Committee

This Committee consists of four independent non-executive Directors. The Committee has recommended to the Board that, in accordance with evolving governance norms in some regions, the Nomination & Corporate Governance Committee should be made up entirely of non-executive Directors. Accordingly, the Chief Executive stepped down from the Committee in February 2012. Mr. Lee continues to be consulted on

1	The term of any general pre-approval is twelve months from the date of pre-approval.

78    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

issues related to Board, senior management succession and corporate governance developments and is invited to attend meetings of the Committee when appropriate. The Committee is responsible for assisting the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group; for keeping corporate governance developments under review and recommending changes, where appropriate, to the Board; for monitoring compliance with governance codes; and for reviewing the content of the Corporate Governance Report to shareholders.

In 2010, the Committee recommended to the Board that the Company appoint an external service provider to facilitate the evaluation of the performance of the Board at least once every three years. The first evaluation will take place in 2012 and will supplement existing processes and reviews carried out by the Chairman and the Senior Independent Director (as outlined in the Performance appraisal and Board evaluation section of this Report on page 74). A number of potential providers based in Ireland and the UK were considered. The provider which the Committee recommended to the Board, and which was subsequently engaged, is based in the UK and has an extensive record in facilitating Board evaluations in large listed companies both in Ireland and the UK. While the provider is part of an organisation which also supplies software solutions to the Group, the Committee is satisfied that the annual value of the relevant contracts is not material to either party. The Committee has agreed the terms of reference for the evaluation and will review the results.

The factors taken into account by the Committee in considering the composition of the Board are set out in the policy for Board renewal which is detailed on page 72. The Committee establishes processes for the identification of suitable candidates for appointment to the Board and oversees succession planning for the Board and senior management. Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for a further period. The Committee keeps the tenure of Board members under review, with the aim of ensuring phased renewal and refreshment, particularly when a number of non-executive Directors are appointed in any one year.

During 2011 and in the year to date, the Committee identified, and recommended to the Board, two suitable candidates for appointment as non-executive Directors, Ernst Bärtschi and Heather Ann McSharry.

To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants. When prospective candidates have been identified, each member of the Committee meets with them.

The Committee led the succession process for the appointment of Mr. McGowan’s successor as Chairman and, having sought the views of each Director in relation to the filling of this position, recommended to the Board that Mr. Hartery be appointed as Chairman Designate. The Committee was, in the absence of Mr. McGowan and Mr. Hartery, chaired by Mr. Egan when considering its recommendation. The Committee set out the duties, responsibilities and time commitment required by Mr. McGowan’s successor and determined that, due to the calibre of internal candidates, there was no requirement to seek external candidates. Consequently, the position of Chairman was not advertised and external consultants were not engaged. Mr. Hartery is a non-executive Director of Musgrave Group plc (an unlisted public limited company), Eircom Limited and is a business consultant.

As referred to above in the section on Independence of Directors, each year the Committee reviews details of the non-CRH directorships of each Director, including any relationship between those companies and the Group. The Committee also reviews any business relationships between individual Board members.

Remuneration Committee

This Committee consists of three non-executive Directors considered by the Board to be independent and is chaired by the Senior Independent Director. The Directors’ biographical details, on pages 68 and 69, demonstrate that the members of the Committee bring to it a wide range of experience in large organisations and public companies, including experience in the area of senior executive remuneration. The Committee receives advice from Mercer, a leading compensation and benefit consultant. The Chief Executive is fully consulted about remuneration proposals. A statement regarding other services provided by Mercer to the Group is available on the CRH website, www.crh.com.

CRH    79

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

In 2011, the Committee determined the salaries of the executive Directors and the level of awards made under the performance-related incentive plans, which were based on measured targets. The Committee set the remuneration of the Chairman and reviewed the remuneration of senior management. It also approved an award of share options to the executive Directors and key management under the 2010 Share Option Scheme, which was approved by shareholders in May 2010 (the 2010 Scheme), and the conditional allocation of shares under the 2006 Performance Share Plan. In addition, the Committee approved the partial release of awards made under the 2006 Performance Share Plan in 2008 and released deferred shares awarded in 2008.

The Committee oversees the preparation of the Report on Directors’ Remuneration, which contains details on pages 85 to 96 of the Group’s remuneration policy, the structure of executive Directors’ remuneration, awards made under the Group’s share incentive plans, the factors taken into account when assessing the level of vesting under the Performance Share Plan and executive Directors’ pension arrangements.

Following the Listing Re-classification referred to on page 78, the Committee determined that it remained appropriate for CRH, as an Irish incorporated company, to continue to have regard to the guidelines and recommendations of the Irish Association of Investment Managers (IAIM) in relation to share incentive plans. In early 2012, the IAIM approved amendments to the performance criteria in respect of the grant of options under the 2010 Scheme in 2012. Subsequently, the Chairman of the Remuneration Committee wrote to the Group’s major shareholders in relation to the changes. Further details in relation to the performance criteria for the 2010 Scheme are set out on pages 87 to 89 in the Report on Directors’ Remuneration. In addition to the guidelines of the IAIM, the Group takes cognisance of remuneration guidelines issued by institutional shareholders and the provisions of Schedule A to the 2010 Code will be followed in relation to the design of performance-related incentive schemes.

A Committee of the Chairman and the executive Directors makes recommendations to the Board in relation to the remuneration of the non-executive Directors. In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit was set by shareholders at the Annual General Meeting held in 2005.

On the recommendation of the Nomination & Corporate Governance Committee, the Committee’s terms of reference were updated in 2010 to the effect that the Group’s Chairman may be a member of the Committee provided his/her tenure on the Board does not exceed 12 years. Accordingly, Mr. McGowan ceased to be a member of the Committee in 2010. He is consulted on Remuneration matters and is invited to attend meetings of the Committee when appropriate. Mr. Hartery, who was appointed to the Board in 2004 will remain a member of the Committee when he becomes Chairman in May 2012.

Communications with Shareholders

Communications with shareholders are given high priority and we communicate with shareholders in a number of ways. There is regular dialogue with institutional shareholders and proxy voting agencies, as well as presentations and webcasts at the time of the release of the annual and interim results. Conference calls are held following the issuance of interim management statements and major announcements by the Group, which afford Directors the opportunity to hear investors’ reactions to the announcements and their views on other issues. Interim management statements are issued in May and November. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

During 2011, the Board received and considered reports on the issues raised by investors in the course of the presentations and meetings.

The Group’s website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, the CSR Report, interim management statements and copies of presentations to analysts and investors. News releases are made available in the Media section of the website immediately after release to the

80    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Stock Exchanges. Webcasts of key investor briefings are broadcast live and are made available as recordings in the Media section.

In addition, we respond throughout the year to numerous letters from shareholders on a wide range of issues.

The Chief Executive presented an overview of CRH strategy to shareholders at the 2011 Annual General Meeting. The presentation, which also set out management’s response to the market challenges of recent years, is available on the CRH website.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is embedded in all CRH operations and activities. Excellence in governance, environmental (including climate change), health and safety and social performance is a daily key priority of line management. Group policies and implementation systems are described in detail in the CSR Report on the Group’s website, www.crh.com. During 2011, CRH was again recognised, by several leading socially responsible investment (SRI) agencies, as being among the leaders in its sector in this area.

Code of Business Conduct

The CRH Code of Business Conduct, which was updated recently to ensure it continues to be at the forefront of best practice in this area, is applicable to all Group employees1. The updated Code is available on the Group’s website, www.crh.com, where it will be available in 20 languages during the course of 2012. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

General Meetings

The Company’s Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2011 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by means of an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company’s website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the passing of a special resolution must be called by at least 21 clear days’ notice.

A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast.

Shareholders have the right to attend, speak, ask questions and vote at general meetings. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice of a general meeting. Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the meeting and in the notes on the proxy form. A shareholder, or a group of shareholders, holding at least 5% of the issued share capital of the Company, has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the

1	Including the Chief Executive and senior financial officers. The Code promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures and compliance with applicable governmental laws, rules and regulations and complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act.

CRH    81

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for inclusion in the agenda of a general meeting, subject to any contrary provision in Irish company law.

The Group’s website, www.crh.com, contains answers to questions frequently asked by shareholders (FAQs), including questions regarding shareholder rights in respect of general meetings. The FAQs can be accessed in the Investors section of the website under “Equity Investors”.

Risk Management and Internal Control

The Board has delegated responsibility for the monitoring of the effectiveness of the Group’s risk management and internal control systems to the Audit Committee1. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.

The Consolidated Financial Statements are prepared subject to oversight and control of the Finance Director, ensuring correct data is captured from Group locations and all required information for disclosure in the Consolidated Financial Statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminations and other adjustments. The Consolidated Financial Statements are reviewed by the CRH Financial Review and Disclosure Group prior to being reviewed by the Audit Committee and approved by the Board of Directors.

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined on pages 31 to 36) is in accordance with the updated Turnbull guidance (Internal Control: Revised Guidance for Directors on the Combined Code) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the business functions that have been delegated. This embedding of the system of internal control throughout the Group’s operations ensures that the organisation is capable of responding quickly to evolving business risks and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

During the year, the Board and Audit Committee received, on a regular basis, reports from management on the key risks to the business and the steps being taken to manage such risks and considered whether the significant risks faced by the Group were being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee met with internal auditors on a regular basis and satisfied itself as to the adequacy of the Group’s internal control system, met with the Chairman of the Remuneration Committee to ensure that the Group’s remuneration policies and structures were in line with the Group’s “risk appetite” (which the Board has determined to be low) and reviewed the principal risks and uncertainties outlined on pages 31 to 36. The Audit Committee also met with, and received reports from, the external auditors. The Chairman of the Audit Committee reported regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings were circulated to all Directors.

The Directors confirm that, in addition to the monitoring carried out by the Audit Committee under its terms of reference, they have reviewed the effectiveness of the Group’s risk management and internal control systems up to and including the date of approval of the financial statements. This had regard to all material controls, including financial, operational and compliance controls, that could affect the Group’s business.

1	In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010.

82    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Corporate Governance

Going Concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive’s Review on pages 38 to 40. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Finance Review on pages 41 to 44. In addition, notes 21 to 25 to the financial statements include the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Company is well placed to manage these risks successfully and have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

In the period under review, CRH complied with the provisions of the 2010 UK Corporate Governance Code (the “2010 Code”). The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Although non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE, in common with companies listed on the Irish Stock Exchange and the London Stock Exchange, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and the Irish Stock Exchange; and (c) the 2010 Code, which is appended to the listing rules of the London and Irish Stock Exchanges.

CRH has adopted a robust set of board governance principles, which reflect the 2010 Code and its principles-based approach to corporate governance. As such, the way in which CRH makes determinations of directors’ independence differs from the NYSE rules. The Board has determined that, in its judgement, all of the Non-executive Directors are independent. In doing so, however, the board did not explicitly take into consideration the independence requirements outlined in the NYSE’s listing standards.

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

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2011. Based on that evaluation, the Chief Executive Officer and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

CRH    83

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2011. These acquisitions, which are listed in note 31 to the Consolidated Financial Statements, constituted 3.1% of total assets and 5.5% of net assets, as of 31 December 2011 and 0.9% and 1.3% of revenue and profit for the financial year, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2011, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2011, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 99.

Changes in Internal Control over Financial Reporting

During 2011, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

84    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Report on Directors’ Remuneration

The Remuneration Committee

The Remuneration Committee of the Board consists of independent non-executive Directors of the Company. Under its terms of reference, which are available on the CRH website www.crh.com, the Remuneration Committee is responsible for determining the Group’s policy on executive remuneration and considering and approving salaries and other terms of the remuneration packages for the executive Directors. The Remuneration Committee also recommends and monitors the level and structure of remuneration for senior management. It receives advice from leading independent firms of compensation and benefit consultants, when necessary, and the Chairman and the Chief Executive attend meetings except when their own remuneration is being discussed. Further details regarding the members of the Remuneration Committee, including their length of service and biographies are set out on pages 68 to 70.

Remuneration Policy

CRH is an international group of companies, with activities in 36 countries. CRH’s policy on Directors’ remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

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

The EU Commission’s recommendations were published in December 2004 in a document entitled “fostering an appropriate regime for the remuneration of the directors of listed companies” and those recommendations were supplemented by additional recommendations issued in 2009. The Remuneration Committee supports the general objectives of the EU’s recommendations and the broad issues they aim to address. This is reflected in the detailed disclosures in this Report and in the Corporate Governance Report in relation to the composition of the Remuneration Committee, the Group’s remuneration policy, the elements of executive Directors’ remuneration (including bonus structure, deferred bonus arrangements and share incentive plans), the collective and individual remuneration of Directors and pension entitlements. The Company believes that shareholders are entitled to have a “say on pay” and, accordingly, the Report on Directors’ Remuneration is presented to shareholders each year for the purposes of an advisory vote. In 2011, 96.4% of the votes on this resolution were cast in favour. A number of the EU Commission’s recommendations, some of which are the subject of ongoing consideration at government level and in investment associations, have not been implemented by the Remuneration Committee. Those areas will continue to receive the Remuneration Committee’s active consideration and their relevance and practicality in the business context in which CRH operates will be assessed on an ongoing basis.

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

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,750 employees of all categories who are shareholders in the Group.

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

Up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years (the Deferred Shares), with the individual not becoming beneficially entitled to the Deferred Shares in the event of departure from the Group in certain circumstances during that time period. Deferred Shares are awarded in respect of the portion of any bonus payout that exceeds target performance. The principal objective of the deferral element is to tie a portion of the annual award to the longer-term performance of the CRH share price. In 2011, the Remuneration Committee authorised the release of the Deferred Shares awarded to Mr. Lee in 2008.

In addition to the annual performance incentive plan, the Chief Executive, Mr. Lee, has a special long-term incentive plan (LTIP) incorporating targets set for the five-year period 2009-2013. The plan, the structure of which is the same as for LTIPs put in place for previous CRH chief executives, incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Any payments under the plan will not be pensionable. Details of the manner in which the earnings are provided for under the plan are set out in note 2 to the table of Directors’ remuneration on page 91.

Performance Share Plan/Share Option Scheme

Long-term incentive plans involving conditional awards of shares are a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index.

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

When approved by shareholders in 2006, the Performance Share Plan incorporated an earnings per share (EPS) growth underpin of the Irish Consumer Price Index plus 5% per annum, a requirement of the Irish Association of Investment Managers (IAIM) at the time. The circular issued in 2006 in connection with the proposed adoption of the Performance Share Plan advised shareholders that the “Committee may modify the EPS performance condition if, following agreement with the Irish Association of Investment Managers, it is satisfied that there are valid reasons to do so or where such requirement has ceased to be a requirement of the Irish Association of Investment Managers”. In 2009, the IAIM advised that it did not regard this financial test as an additional hurdle but rather as a mechanism to assist the Remuneration Committee in determining whether TSR reflected performance. Following discussion with the IAIM, the rules of the PSP were amended to delete the underpin requirement, substituting in its place the condition that no award, or portion of an award, which had satisfied the TSR performance criteria would be released unless the Remuneration Committee had confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

During 2011, the Remuneration Committee determined that 46.21% of the award made under the Performance Share Plan in 2008 had vested. The Company’s TSR performance, which was verified by the Remuneration Committee’s remuneration consultants, was between the 50th and the 75th percentiles referred to above when assessed against the building materials sector, while TSR performance was below the median in relation to the Eurofirst 300 Index. Prior to making its vesting determination in each case, the Remuneration Committee satisfied itself that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors.

The peer group against which the Performance Share Plan was measured for the 2008 award was:

Boral	Grafton Group	Kingspan Group	Titan Cement
Buzzi Unicem	Heidelberg Cement	Lafarge	Travis Perkins
Cemex	Holcim	Martin Marietta Materials	Vulcan Materials
Ciments Francais	Home Depot		Wienerberger
Cimpor	Italcementi	Saint Gobain	Wolseley

Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on page 94.

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of the current share option scheme (the 2010 Scheme) by a vote of 97.5% to 2.5%. Options are granted annually, ensuring a smooth progression over the life of the scheme, at the market price of the Company’s shares at the time of grant. To ensure transparency, grants are made after the final results announcement. The Scheme currently has approximately 650 active participants, over 50% of whom are US employees.

It was indicated in the circular to shareholders in connection with the introduction of the 2010 Scheme that, for the most senior executives in the Group, the combination of awards under CRH’s share incentive plans would be biased towards the TSR-based Performance Share Plan. Awards in 2010 and 2011 were made

CRH    87

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

on this basis and it is intended to maintain this approach. The maximum allocation to any executive under the 2010 Scheme was 150% of basic salary; the maximum allowable under the rules is 200% of salary (including bonus and benefits-in-kind).

The 2010 Scheme is based on one tier of options with a single vesting test. The performance criteria for the scheme are EPS-based. Vesting only occurs once an initial performance target has been reached and, thereafter, is dependant on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee also considers the overall results of the Group. Performance targets for the initial grant of options were agreed with the IAIM, which also approved the Scheme, and were as follows:

•	the option award lapses if EPS growth over the three year target period is less than 12.5% compounded over the period;

•	20% of the option grant shall be exercisable if compound EPS growth is equal to 12.5%, while 100% shall be exercisable if compound EPS growth is equal to 27.5%;

•

subject to any reduction which the Remuneration Committee deems appropriate, options vest between 20% and 40% on a straight line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight line basis if compound growth is between 17.5% and 27.5%, which provides for proportionately more vesting for higher levels of EPS growth.

The above criteria were also applied for the second grant of options under the scheme in 2011. In setting the criteria in March 2010, the Remuneration Committee took into account the steep fall in CRH EPS arising from the global financial crisis and also an expected rebound in economic growth in CRH’s primary markets. Events over the past two years have led to a much weaker economic recovery and in retrospect these targets have proved much too demanding. As a result, the incentive element in the Scheme has been severely eroded.

Accordingly, the Committee has reviewed the performance criteria in the light of the current economic circumstances and trading backdrop and, with the approval of the IAIM, has adjusted the targets to apply for the option grant in April 2012, as follows:

•	the option lapses if EPS growth over the three year target period is less than 10% compounded over the period;

•	20% of the option grant shall be exercisable if compound EPS growth is equal to 10% while 100% shall be exercisable if compound EPS growth is equal to 20%;

•

subject to any reduction which the Remuneration Committee deems appropriate, options vest between 20% and 40% on a straight line basis if compound growth is between 10% and 13%; and vest between 40% and 100% on a straight line basis if compound growth is between 13% and 20%, which provides for proportionately more vesting for higher levels of EPS growth.

The targets that applied to the 2010 and 2011 option grants remain in place.

The Chairman of the Remuneration Committee has written to major shareholders regarding the change, the rationale therefor and the consultation process with the IAIM.

The Remuneration Committee will review the targets for future grants in 2013 and subsequent years in the light of economic and industry developments.

The Remuneration Committee has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the Scheme. A summary of the principal features of the 2010 Scheme was included in the circular sent to all shareholders, with the Notice of the 2010 Annual General Meeting. The circular is available on the CRH website, www.crh.com. Under the rules of the 2010 Scheme, the Committee has discretion to introduce “clawback” provisions on a retrospective basis for options granted, if such provisions are required by law or any applicable code of corporate governance.

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

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million) or the value of individual accrued pension entitlements as at 7 December 2005. As a result of these legislative changes, the Remuneration Committee decided that Ms. Carton, Mr. Lee and Mr. Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to Group. They have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2011 are detailed in note (iii) on page 92.

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

Directors’ Service Contracts

No executive Director has a service contract, has a notice period in excess of 12 months, or is entitled to any benefits on termination of employment.

Directors’ Remuneration and Interests in Share Capital

Details of Directors’ remuneration charged against profit in the year are given in the table on page 91. Details of individual remuneration and pension benefits for the year ended 31 December 2011 are given on page 92. Directors’ share options are shown on pages 94 and 95; Directors’ shareholdings are shown on page 90.

CRH    89

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Directors’ interests in share capital

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

Ordinary Shares	23 March 2012	31 December 2011	31 December 2010
Directors
E.J. Bärtschi	2,000	2,000	-	*
M. Carton	45,471	42,343	38,521
W.P. Egan	16,112	16,112	16,427
- Non-beneficial	12,000	12,000	12,000
U-H. Felcht	1,285	1,285	1,285
N. Hartery	1,302	1,302	1,285
J.M. de Jong	14,672	14,672	14,036
J.W. Kennedy	1,009	1,009	1,009
M. Lee	384,828	372,401	348,340
K. McGowan	22,744	22,744	22,001
A. Manifold	33,706	29,215	21,525
D.N. O’Connor	15,883	15,883	15,328
M.S. Towe	68,028	55,405	44,644

Secretary
N. Colgan	10,723	9,174	11,348
	629,763	595,545	547,749

*	Holding as at date of appointment.

Of the above holdings, the following are held in the form of American Depositary Receipts:

	23 March 2012	31 December 2011	31 December 2010
W.P. Egan	15,000	15,000	10,000
- Non-beneficial	12,000	12,000	12,000
M.S. Towe	3,397	3,397	3,397

Ms. H.A. McSharry became a Director on 22 February 2012 and her holdings at that date and at 23 March 2012 are set out below.

	23 March 2012	22 February 2012
H.A. McSharry	3,556	3,556

90    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Directors’ Remuneration

		2011 €000	2010 €000	2009 €000
Notes	Executive Directors
	Basic salary	3,398	3,443	3,384
	Performance-related incentive plan
	- cash element	1,559	952	964
	- deferred shares element	-	-	-
	Retirement benefits expense	1,727	1,602	1,462
	Benefits	135	164	397
1		6,819	6,161	6,207
2	Provision for Chief Executive long-term incentive plan	460	460	460
	Total executive Directors’ remuneration	7,279	6,621	6,667

	Average number of executive Directors	4.00	4.00	4.00

	Non-executive Directors
	Fees	578	635	646
	Other remuneration	659	667	672
	Total non-executive Directors’ remuneration	1,237	1,302	1,318

	Average number of non-executive Directors	8.52	9.34	9.50

3	Payments to former Directors	47	56	59
	Total Directors’ remuneration	8,563	7,979	8,044

Notes to Directors’ remuneration

1	See analysis of 2011 remuneration by individual on page 92.
2	As set out on page 86, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.
3	Consulting and other fees paid to a number of former directors.

CRH    91

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Individual remuneration for the year ended 31 December 2011

		Incentive Plan
	Basic salary and fees (i) €000	Cash element (ii) €000	Deferred shares (ii) €000	Retirement benefits expense (iii) €000	Other remuneration (iv) €000	Benefits (v) €000	Total 2011 € 000	Total 2010 €000	Total 2009 €000
Executive Directors
M. Carton (vi)	550	255	-	232	-	13	1,050	489	-
G.A. Culpepper (vi)	-	-	-	-	-	-	-	381	1,087
M. Lee	1,150	534	-	980	-	25	2,689	2,443	2,455
A. Manifold	800	371	-	335	-	31	1,537	1,385	1,236
M.S. Towe	898	399	-	180	-	66	1,543	1,463	1,429
	3,398	1,559	-	1,727	-	135	6,819	6,161	6,207

Non-executive Directors
E. Bärtschi (vii)	11	-	-	-	4	-	15	-	-
W.P. Egan	68	-	-	-	52	-	120	120	120
U-H. Felcht	68	-	-	-	37	-	105	105	105
N. Hartery	68	-	-	-	56	-	124	121	115
J.M. de Jong	68	-	-	-	71	-	139	139	139
J. W. Kennedy	68	-	-	-	37	-	105	90	45
K. McGowan	68	-	-	-	337	-	405	405	405
T.V. Neill (viii)	-	-	-	-	-	-	-	36	105
D.N. O’Connor	68	-	-	-	22	-	90	90	90
J.M.C. O’Connor (ix)	23	-	-	-	8	-	31	90	90
W.I. O’Mahony	68	-	-	-	35	-	103	106	104
	578	-	-	-	659	-	1,237	1,302	1,318

(i)	Basic salary and fees Salary levels for Irish-based executive Directors were unchanged in 2011 as were fee levels for non-executive Directors. Mark Towe received a 2011 salary increase in US Dollars which was broadly in line with trends in senior executive remuneration in the United States. The Remuneration Committee reviewed salary levels in early 2012 and determined that salary levels for Irish-based executive Directors, and fees for non-executive Directors, should remain unchanged for 2012. The Committee agreed a 2012 salary increase for Mark Towe in line with continuing trends in the United States.
(ii)	Performance-related Incentive Plan Under the executive Directors’ incentive plan for 2011, a bonus is payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2011 incentive plan is set out on pages 86 and 87. The 2011 plan payout levels reflect progress on strategic goals and improved earnings per share delivery. For 2011 the bonus is payable entirely in cash.
(iii)	Retirement benefits expense The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. This cap was further reduced by the Irish Finance Act 2011 to €2.3 million as at 7 December 2010. As a result of these legislative changes, the Remuneration Committee has decided that Executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Myles Lee and Albert Manifold chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Acts and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. Prior to 2011, Maeve Carton continued to accrue pension benefits as previously but for 2011 opted for the alternative arrangement and now receives allowances as described above. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2011 the compensation allowances amount to €980,000 (2010: €980,000) for Myles Lee; €335,195 (2010: €354,081) for Albert Manifold and €231,954 for Maeve Carton.
(iv)	Other Remuneration Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland. In the case of Liam O’Mahony payments for services unrelated to Board and Committee work are also included.
(v)	Benefits These relate principally to relocation expenses, housing allowance, the use of company cars and medical/life assurance.
(vi)	Maeve Carton became a Director on 25 May 2010 while Glenn Culpepper resigned as a Director on the same date and as an executive on 30 June 2010. Maeve Carton’s remuneration for 2010 is stated from date of appointment while Glenn Culpepper’s remuneration for that year is for the period up to his date of resignation as a Director.
(vii)	Ernst Bärtschi became a Director on 26 October 2011.
(viii)	Terry Neill retired on 5 May 2010.
(ix)	Joyce O’Connor retired on 4 May 2011.

92    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Pension entitlements - defined benefit

	Increase in accrued personal pension during 2011 (i) €000	Transfer value of increase in dependants’ pension (i) €000	Total accrued personal pension at year-end (ii) €000
Executive Directors
M. Carton	-	5	266
M. Lee	-	-	287
A. Manifold	-	28	273

(i)	As noted on page 89, the pensions of Myles Lee, Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2011 in the event of these Directors leaving service.
(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

Pension entitlements - defined contribution

The accumulated liabilities related to the unfunded Supplemental Executive Retirement Plans for Mark Towe are as follows:

	As at 31 December 2010 €000	2011 contribution €000	2011 notional interest (iii) €000	Translation adjustment €000	As at 31 December 2011 €000
Executive Director
M.S. Towe	1,217	173	63	58	1,511

(iii)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plan.

Deferred Shares (iv)

	Number at 31 December 2010	Awards of Deferred Shares during 2011	New Shares allotted under the Scrip Dividend Scheme during 2011	Released during 2011	Number at 31 December 2011
Executive Director
M. Lee	10,449	-	-	10,449	-

(iv)	Under the executive Directors’ incentive plan, up to one third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period

CRH    93

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Directors’ awards under the Performance Share Plan (i)

	31 December 2010	Granted in 2011	Released in 2011 (ii)	Lapsed in 2011 (ii)	31 December 2011	Performance period	Release date	Market price in euro on award
M. Carton	4,436	-	2,049	2,387	-	01/01/08 - 31/12/10	March 2011	23.45
	14,000	-	-	-	14,000	01/01/09 - 31/12/11	March 2012	17.00
	10,000	-	-	-	10,000	01/01/10 - 31/12/12	March 2013	18.51
	-	42,000	-	-	42,000	01/01/11 - 31/12/13	March 2014	16.52
	28,436	42,000	2,049	2,387	66,000

M. Lee	27,725	-	12,811	14,914	-	01/01/08 - 31/12/10	March 2011	23.45
	70,000	-	-	-	70,000	01/01/09 - 31/12/11	March 2012	17.00
	75,000	-	-	-	75,000	01/01/10 - 31/12/12	March 2013	18.51
	-	88,000	-	-	88,000	01/01/11 - 31/12/13	March 2014	16.52
	172,725	88,000	12,811	14,914	233,000

A. Manifold	27,725	-	12,811	14,914	-	01/01/08 - 31/12/10	March 2011	23.45
	47,500	-	-	-	47,500	01/01/09 - 31/12/11	March 2012	17.00
	55,000	-	-	-	55,000	01/01/10 - 31/12/12	March 2013	18.51
	-	62,000	-	-	62,000	01/01/11 - 31/12/13	March 2014	16.52
	130,225	62,000	12,811	14,914	164,500

M.S. Towe	23,289	-	10,761	12,528	-	01/01/08 - 31/12/10	March 2011	23.45
	76,000	-	-	-	76,000	01/01/09 - 31/12/11	March 2012	17.00
	60,000	-	-	-	60,000	01/01/10 - 31/12/12	March 2013	18.51
	-	68,000	-	-	68,000	01/01/11 - 31/12/13	March 2014	16.52
	159,289	68,000	10,761	12,528	204,000

(i)	Performance Share Plan This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in March 2012, March 2013 and March 2014 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on pages 86 and 87.
(ii)	On 2 March 2011, the Remuneration Committee determined that 46.21% of the 2008 award vested and that portion of the award was released to participants. The balance of the 2008 award lapsed.

94    CRH

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Directors’ share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

									Options exercised during 2011
	31 December 2010	Granted in 2011	Lapsed in 2011	Exercised in 2011	31 December 2011			Weighted average option price at 31 December 2011 €	Weighted average exercise price €	Weighted average market price at date of exercise €
M. Carton	55,831	-	-	-	55,831	(a	)	25.75	-	-
	39,924	-	7,763	-	32,161	(b	)	14.61	-	-
	35,000	42,500	-	-	77,500	(c	)	17.29	-	-
	1,752	-	-	-	1,752	(d	)	18.39	-	-
M. Lee	318,435	-	-	-	318,435	(a	)	19.32	-	-
	138,625	-	27,725	-	110,900	(b	)	14.45	-	-
	85,000	90,000	-	-	175,000	(c	)	17.36	-	-
	1,752	-	-	-	1,752	(d	)	18.39	-	-
A. Manifold	166,445	-	-	-	166,445	(a	)	21.97	-	-
	48,796	-	6,654	-	42,142	(b	)	14.36	-	-
	60,000	62,500	-	-	122,500	(c	)	17.36	-	-
	1,752	-	-	-	1,752	(d	)	18.39	-	-
W.I. O’Mahony	576,680	-	138,625	-	438,055	(a	)	18.88	-	-
	277,250	-	166,350	-	110,900	(b	)	17.75	-	-
M.S. Towe	243,981	-	27,725	-	216,256	(a	)	20.75	-	-
	155,260	-	27,725	-	127,535	(b	)	14.44	-	-
	70,000	70,000	-	-	140,000	(c	)	17.39	-	-
	2,276,483	265,000	402,567	-	2,138,916

CRH    95

Directors and Corporate Governance

DIRECTORS AND CORPORATE GOVERNANCE - Directors’ Remuneration

Options by price

	€31 December 2010	Granted in 2011	Lapsed in 2011	Exercised in 2011	31 December 2011			Earliest exercise date	Expiry date
16.4830	166,350	-	166,350	-	-	(a	)
16.4830	236,217	-	236,217	-	-	(b	)
17.7454	138,625	-	-	-	138,625	(a	)	March 2012	April 2012
17.7454	182,985	-	-	-	182,985	(b	)	March 2012	April 2012
11.8573	110,900	-	-	-	110,900	(a	)	March 2012	April 2013
11.8573	72,085	-	-	-	72,085	(b	)	March 2012	April 2013
11.9565	27,725	-	-	-	27,725	(a	)	March 2012	April 2013
11.9565	49,905	-	-	-	49,905	(b	)	March 2012	April 2013
15.0674	66,540	-	-	-	66,540	(a	)	March 2012	April 2014
15.0674	68,758	-	-	-	68,758	(b	)		April 2014
15.0854	27,725	-	-	-	27,725	(a	)	March 2012	April 2014
15.0854	49,905	-	-	-	49,905	(b	)		April 2014
18.7463	72,085	-	-	-	72,085	(a	)	March 2012	April 2015
18.8545	27,725	-	-	-	27,725	(a	)	March 2012	April 2015
26.1493	105,355	-	-	-	105,355	(a	)		April 2016
22.3892	221,800	-	-	-	221,800	(a	)		June 2016
29.4855	86,502	-	-	-	86,502	(a	)		April 2017
29.8643	36,043	-	-	-	36,043	(a	)		April 2017
21.5235	143,997	-	-	-	143,997	(a	)		April 2018
16.58	130,000	-	-	-	130,000	(a	)		April 2019
18.39	250,000	-	-	-	250,000	(c	)		May 2020
16.38	-	265,000	-	-	265,000	(c	)		April 2021
18.3946	5,256	-	-	-	5,256	(d	)	July 2013	December 2013
	2,276,483	265,000	402,567	-	2,138,916

The market price of the Company’s shares at 31 December 2011 was €15.36 and the range during 2011 was €10.50 to €17.00.

(a)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.
(b)	Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable.
(c)	Granted under the 2010 share option scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The option will lapse if EPS growth over the three year target period is less than 12.5% compounded over the period. 20% of the option will be exercisable if compound EPS growth is equal to 12.5%, while 100% will be exercisable if compound EPS growth is equal to 27.5%. Subject to any reduction which the Remuneration Committee deems appropriate, options will vest between 20% and 40% on a straight-line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight-line basis if compound growth is between 17.5% and 27.5%.
(d)	Granted under the 2000 savings-related share option scheme.

96    CRH

CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

Report of Independent Registered Public Accounting Firm	98

Consolidated Income Statement	100

Consolidated Statement of Comprehensive Income	100

Consolidated Balance Sheet	101

Consolidated Statement of Changes in Equity	102

Consolidated Statement of Cash Flows	103

Accounting Policies	104

Notes on Consolidated Financial Statements	118

CRH    97

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS - Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company:

We have audited the accompanying Consolidated Balance Sheets of CRH public limited company as of 31 December 2011 and 2010, and the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at 31 December 2011 and 2010, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH public limited company’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 28 March 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

28 March 2012

98    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS - Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company:

We have audited CRH public limited company’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO criteria”). CRH public limited company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended 31 December 2011, which are included in the 2011 Consolidated Financial Statements of CRH public limited company and constituted 3.1% and 5.5% of total and net assets, respectively, as of 31 December 2011 and 0.9% and 1.3% of revenues and profit for the financial year, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH public limited company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2011.

In our opinion, CRH public limited company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 Consolidated Financial Statements of CRH public limited company and our report dated 28 March 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

28 March 2012

CRH    99

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement

for the financial year ended 31 December 2011

		2011 €m	2010 €m	2009 €m
Notes
1	Revenue	18,081	17,173	17,373
3	Cost of sales	(13,179)	(12,363)	(12,510)
	Gross profit	4,902	4,810	4,863
3	Operating costs	(4,031)	(4,112)	(3,908)
1,4,6	Group operating profit	871	698	955
1,5	Profit on disposals	55	55	26
	Profit before finance costs	926	753	981
9	Finance costs	(262)	(255)	(305)
9	Finance income	33	37	35
9	Other financial expense	(28)	(29)	(27)
10	Group share of associates’ profit after tax	42	28	48
1	Profit before tax	711	534	732
11	Income tax expense	(114)	(95)	(134)
	Group profit for the financial year	597	439	598
	Profit attributable to:
	Equity holders of the Company	590	432	592
	Non-controlling interests	7	7	6
	Group profit for the financial year	597	439	598

13	Basic earnings per Ordinary Share	82.6c	61.3c	88.3c

13	Diluted earnings per Ordinary Share	82.6c	61.2c	87.9c

	All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income for the financial year ended 31 December 2011
		2011 €m	2010 €m	2009 €m
Notes
	Group profit for the financial year	597	439	598

	Other comprehensive income
	Currency translation effects	107	519	(96)
28	Actuarial loss on Group defined benefit pension obligations	(278)	(33)	(67)
24	(Losses)/gains relating to cash flow hedges	(7)	10	15
11	Tax on items recognised directly within other comprehensive income	58	4	18
	Net (expense)/income recognised directly within other comprehensive income	(120)	500	(130)
	Total comprehensive income for the financial year	477	939	468

	Attributable to:
	Equity holders of the Company	470	927	462
	Non-controlling interests	7	12	6
	Total comprehensive income for the financial year	477	939	468

100    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

as at 31 December 2011

		2011 €m	2010 €m
Notes
	ASSETS
	Non-current assets
14	Property, plant and equipment	8,936	8,892
15	Intangible assets	4,488	4,305
16	Investments accounted for using the equity method	948	1,037
16	Other financial assets	239	149
24	Derivative financial instruments	181	194
27	Deferred income tax assets	290	385
	Total non-current assets	15,082	14,962

	Current assets
17	Inventories	2,286	2,187
18	Trade and other receivables	2,663	2,419
	Current income tax recoverable	8	112
24	Derivative financial instruments	24	14
22	Liquid investments	29	37
22	Cash and cash equivalents	1,295	1,730
	Total current assets	6,305	6,499
	Total assets	21,387	21,461

	EQUITY
	Capital and reserves attributable to the Company’s equity holders
29	Equity share capital	247	244
29	Preference share capital	1	1
29	Share premium account	4,047	3,915
29	Treasury Shares and own shares	(183)	(199)
	Other reserves	168	147
	Foreign currency translation reserve	(119)	(226)
	Retained income	6,348	6,446
		10,509	10,328
	Non-controlling interests	74	83
	Total equity	10,583	10,411

	LIABILITIES
	Non-current liabilities
23	Interest-bearing loans and borrowings	4,463	4,695
24	Derivative financial instruments	20	33
27	Deferred income tax liabilities	1,492	1,693
19	Trade and other payables	204	163
28	Retirement benefit obligations	664	474
26	Provisions for liabilities	252	253
	Total non-current liabilities	7,095	7,311

	Current liabilities
19	Trade and other payables	2,858	2,686
	Current income tax liabilities	201	199
23	Interest-bearing loans and borrowings	519	666
24	Derivative financial instruments	10	54
26	Provisions for liabilities	121	134
	Total current liabilities	3,709	3,739

	Total liabilities	10,804	11,050

	Total equity and liabilities	21,387	21,461

CRH    101

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2011

		Attributable to the equity holders of the Company
		Issued share capital	Share premium account	Treasury Shares/ own shares	Other reserves	Foreign currency translation reserve	Retained income	Non - controlling interests	Total equity
Notes		€m	€m	€m	€m	€m	€m	€m	€m
	At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
	Group profit for the financial year	-	-	-	-	-	590	7	597
	Other comprehensive income	-	-	-	-	107	(227)	-	(120)
	Total comprehensive income	-	-	-	-	107	363	7	477
29	Issue of share capital (net of expenses)	3	132	-	-	-	-	-	135
8	Share-based payment expense
	- share option schemes	-	-	-	9	-	-	-	9
	- Performance Share Plan (PSP)	-	-	-	12	-	-	-	12
	Treasury/own shares reissued	-	-	16	-	-	(16)	-	-
	Share option exercises	-	-	-	-	-	6	-	6
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(445)	(9)	(454)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	(2)	(2)
	Acquisition of non-controlling interests	-	-	-	-	-	(6)	(5)	(11)
	At 31 December 2011	248	4,047	(183)	168	(119)	6,348	74	10,583

	The equivalent disclosure for the prior years are as follows:

	At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
	Group profit for the financial year	-	-	-	-	-	432	7	439
	Other comprehensive income	-	-	-	-	514	(19)	5	500
	Total comprehensive income	-	-	-	-	514	413	12	939
29	Issue of share capital (net of expenses)	3	137	-	-	-	-	-	140
8	Share-based payment expense
	- share option schemes	-	-	-	9	-	-	-	9
	- Performance Share Plan (PSP)	-	-	-	10	-	-	-	10
11	Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
	Treasury/own shares reissued	-	-	80	-	-	(80)	-	-
	Share option exercises	-	-	-	-	-	45	-	45
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(438)	(6)	(444)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	6	6
	Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
	At 31 December 2010	245	3,915	(199)	147	(226)	6,446	83	10,411

	At 1 January 2009	187	2,448	(378)	87	(644)	6,387	70	8,157
	Group profit for the financial year	-	-	-	-	-	592	6	598
	Other comprehensive income	-	-	-	-	(96)	(34)	-	(130)
	Total comprehensive income	-	-	-	-	(96)	558	6	468
29	Issue of share capital (net of expenses)	55	1,330	-	-	-	-	-	1,385
8	Share-based payment expense
	- share option schemes	-	-	-	18	-	-	-	18
	- Performance Share Plan (PSP)	-	-	-	10	-	-	-	10
	Reclassification of Performance Share Plan expense	-	-	(13)	13	-	-	-	-
11	Tax relating to share-based payment expense	-	-	-	-	-	3	-	3
	Treasury/own shares re-issued	-	-	114	-	-	(114)	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(2)	-	-	-	-	(2)
	Share option exercises	-	-	-	-	-	60	-	60
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(386)	(7)	(393)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	4	4
	At 31 December 2009	242	3,778	(279)	128	(740)	6,508	73	9,710

102    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2011

		2011 €m	2010 €m	2009 €m
Notes
	Cash flows from operating activities
	Profit before tax	711	534	732
9	Finance costs (net)	257	247	297
10	Group share of associates’ profit after tax	(42)	(28)	(48)
5	Profit on disposals	(55)	(55)	(26)
	Group operating profit	871	698	955
3	Depreciation charge (including impairments)	742	786	794
3	Amortisation of intangible assets (including impairments)	43	131	54
8	Share-based payment expense	21	19	28
	Other movements	(109)	(35)	(37)
20	Net movement on working capital and provisions	(211)	142	740
	Cash generated from operations	1,357	1,741	2,534
	Interest paid (including finance leases)	(239)	(283)	(294)
25	Decrease in liquid investments	4	33	65
	Corporation tax paid	(96)	(100)	(104)
	Net cash inflow from operating activities	1,026	1,391	2,201

	Cash flows from investing activities
5	Proceeds from disposals (net of cash disposed)	442	188	103
	Interest received	32	35	31
	Dividends received from associates	20	51	38
14	Purchase of property, plant and equipment	(576)	(466)	(532)
31	Acquisition of subsidiaries and joint ventures (net of cash acquired)	(507)	(436)	(174)
16	Other investments and advances	(24)	(67)	(244)
20	Deferred and contingent acquisition consideration paid	(21)	(27)	(37)
20	Decrease/(increase) in finance-related receivables	-	115	(115)
	Net cash outflow from investing activities	(634)	(607)	(930)

	Cash flows from financing activities
29	Proceeds from issue of shares (net)	-	-	1,237
	Proceeds from exercise of share options	6	45	60
	Acquisition of non-controlling interests	(11)	(2)	-
	Increase in interest-bearing loans, borrowings and finance leases	101	566	757
	Net cash flow arising from derivative financial instruments	(63)	82	16
	Treasury/own shares purchased	-	-	(2)
	Repayment of interest-bearing loans, borrowings and finance leases	(552)	(885)	(2,501)
12	Dividends paid to equity holders of the Company	(310)	(298)	(238)
12	Dividends paid to non-controlling interests	(9)	(6)	(7)
	Net cash outflow from financing activities	(838)	(498)	(678)
	(Decrease)/increase in cash and cash equivalents	(446)	286	593

	Reconciliation of opening to closing cash and cash equivalents
25	Cash and cash equivalents at 1 January	1,730	1,372	799
	Translation adjustment	11	72	(20)
	(Decrease)/increase in cash and cash equivalents	(446)	286	593
25	Cash and cash equivalents at 31 December	1,295	1,730	1,372

CRH    103

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies (including key accounting estimates and assumptions)

Statement of Compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

IFRS and IFRIC interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2011 year-end:

•	IAS 24 Related Party Disclosures (amendment) effective 1 January 2011

•	IAS 32 Financial Instruments: Presentation - Classification of Rights Issue (amendment) effective 1 February 2010

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment) effective 1 January 2011

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments effective 1 July 2010

•	Improvements to IFRS (May 2010) - amendments applying in respect of the 2011 financial year-end

The application of the above standards and interpretations did not result in material changes in the Group’s Consolidated Financial Statements.

IFRS and IFRIC interpretations effective in respect of the CRH 2012 financial year-end

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

•	IFRS 7 Financial Instruments: Disclosures (amendment) effective 1 July 2011

•	IAS 12 Income Taxes (amendment) - Deferred Taxes: Recovery of Underlying Assets effective 1 January 2012

The standards addressed above will be applied for the purposes of the Group Consolidated Financial Statements with effect from the dates listed and their application is not anticipated to have a material impact.

IFRS and IFRIC interpretations effective subsequent to the CRH 2012 financial year-end:

•	IAS 1 Presentation of Items of Other Comprehensive Income - amendments to IAS 1 effective 1 July 2012

The amendment to IAS 1 changes the grouping of items presented in Other Comprehensive Income. This change in presentation is not anticipated to have a significant effect on the Group’s Consolidated Financial Statements and will be adopted from 1 July 2012.

104    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

•	IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements effective 1 January 2013

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements of the Group. The Group has yet to assess fully IFRS 10’s impact on its operations and will adopt it from 1 January 2013.

•	IFRS 11 Joint Arrangements, IAS 28 Investments in Associates and Joint Ventures effective 1 January 2013

IFRS 11 replaces IAS 31 Interests in Joint Ventures. The Group currently uses proportionate consolidation to account for its share of its joint ventures’ income and expenses, assets and liabilities. Under the revised standard the option to account for joint ventures (as defined under IFRS 11) using proportionate consolidation has been removed and these arrangements will be accounted for using equity accounting. The Group is in the process of assessing the impact of this standard; however we do not envisage that it will have any effect on the Group profit. The Group will adopt IFRS 11 from 1 January 2013.

•	IFRS 12 Disclosure of Interests in Other Entities effective 1 January 2013

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group will adopt IFRS 12 from 1 January 2013.

•	IFRS 13 Fair Value Measurement effective 1 January 2013

IFRS 13 provides guidance on how fair value accounting should be applied where its use is already required or permitted by other standards within IFRSs. The Group has yet to assess IFRS 13’s full impact and will adopt the Standard from 1 January 2013.

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine effective 1 January 2013

IFRIC 20 provides guidance on the accounting treatment of stripping costs incurred during the production phase of a surface mine used to extract mineral resources. The Group has yet to assess the full impact of this interpretation and will adopt IFRIC 20 from 1 January 2013.

•	IAS 19 Employee benefits (revised) effective 1 January 2013

IAS 19 was amended in June 2011. Under the revised standard interest cost and expected return on plan assets will be replaced with a net amount that is calculated by applying the discount rate to the net defined benefit liability (asset). There are also additional disclosure requirements relating to the sensitivity of the defined benefit obligation to changes in each significant actuarial assumption. The Group has yet to assess the full impact of the amendment but as the Group will no longer be permitted to take advanced credit for expected asset returns, this will likely result in an increase in the 2013 net pension expense. The Group will apply IAS 19 (revised) from 1 January 2013.

•	IFRS 9 Financial Instruments - Classification and Measurement effective 1 January 2015

IFRS 9 addresses the classification and measurement of financial instruments (Phase 1). The Board’s work on the other phases is ongoing and includes impairment of financial instruments and hedge accounting. The adoption of the initial phases of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets and financial liabilities; which will be quantified in conjunction with the other phases when issued.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Key Accounting Policies which involve Estimates, Assumptions and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses at the end of the reporting period. Management

CRH    105

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made. In some cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and does not require management’s judgement in its application.

Management consider that their use of estimates, assumptions and judgements in the application of the Group’s accounting policies are inter-related and therefore discuss them together below. The critical accounting policies which involve significant estimates or assumptions or judgements, the actual outcome of which could have a material impact on the Group’s results and financial position outlined below are as follows:

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

Rationalisation and redundancy provisions

Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures, are necessary for restructuring and exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, and relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

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

106    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities in the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Actuarial gains and losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

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

CRH    107

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Property, plant and equipment - Note 14

The Group’s accounting policy for property, plant and equipment is considered critical because the carrying value of €8,936 million at 31 December 2011 represents a significant portion (42%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

108    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Impairment of long-lived assets and goodwill – Notes 14 and 15

Impairment of property, plant and equipment and goodwill

The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period.

Property, plant and equipment assets are reviewed for potential impairment by applying a series of external and internal indicators specific to the assets under consideration; these indicators encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), an impairment loss is recognised by writing down the assets to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.

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

CRH    109

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

110    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue recognition

Revenue represents the value of goods and services supplied and is net of trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that revenue and related costs incurred or to be incurred are subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

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

Share-based payments - Note 8

The Group operates both Share Option Schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors’ Remuneration on pages 86 to 89. The Group’s employee share options and shares awarded under the Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-Based Payment.

Share options

For share option awards, the Group measures the services received and the corresponding increase in equity at fair value at the grant date using the trinomial model (a lattice option-pricing model in accordance with IFRS 2).

CRH    111

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Business combinations - Note 31

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

112    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheet, net of any impairment. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Consolidated Balance Sheet.

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

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets (the Group does not currently have any indefinite-lived intangible assets other than goodwill) are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

CRH    113

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

114    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Liquid investments – Note 22

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

Derivative financial instruments and hedging practices – Note 24

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

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income, net of the income tax effect, with the ineffective portion being reported in the Consolidated Income Statement. The associated gains or losses that had previously been recognised as other comprehensive income are transferred to the Consolidated Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Consolidated Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as other comprehensive income remains there until the forecast transaction occurs. If a

CRH    115

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

Interest-bearing loans and borrowings – Note 23

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

Gains and losses are recognised in the Consolidated Income Statement through amortisation on the basis of the period of the loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Share capital and dividends – Notes 12 and 29

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

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Consolidated Financial Statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within cost of sales in the Consolidated Income Statement.

116    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2011	2010	2009	2011	2010	2009
US Dollar	1.3922	1.3257	1.3948	1.2939	1.3362	1.4406
Pound Sterling	0.8679	0.8578	0.8909	0.8353	0.8608	0.8881
Polish Zloty	4.1212	3.9947	4.3276	4.4580	3.9750	4.1045
Ukrainian Hryvnya	11.1202	10.5478	11.2404	10.3752	10.5676	11.4738
Swiss Franc	1.2326	1.3803	1.5100	1.2156	1.2504	1.4836
Canadian Dollar	1.3763	1.3651	1.5850	1.3215	1.3322	1.5128
Argentine Peso	5.7508	5.1898	5.2111	5.5746	5.2744	5.4885
Turkish Lira	2.3388	1.9965	2.1631	2.4432	2.0694	2.1547
Indian Rupee	64.9067	60.5878	67.4271	68.7130	59.7580	66.9539
Chinese Renminbi	8.9968	8.9712	9.5277	8.1588	8.8220	9.8350

CRH    117

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

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

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

118    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31 December
	Materials			Products			Distribution			Total Group
	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m
Revenue
Europe	2,985	2,665	2,749	2,648	2,817	3,002	4,340	3,566	3,633	9,973	9,048	9,384
Americas	4,395	4,417	4,280	2,378	2,469	2,536	1,335	1,239	1,173	8,108	8,125	7,989
	7,380	7,082	7,029	5,026	5,286	5,538	5,675	4,805	4,806	18,081	17,173	17,373

Group operating profit before depreciation and amortisation (EBITDA (as defined)*)
Europe	436	423	434	194	198	283	267	214	204	897	835	921
Americas	530	566	670	164	154	173	65	60	39	759	780	882
	966	989	1,104	358	352	456	332	274	243	1,656	1,615	1,803

Depreciation and amortisation (including asset impairment charges)
Europe	172	172	177	128	187	167	77	79	67	377	438	411
Americas	266	278	263	122	178	150	20	23	24	408	479	437
	438	450	440	250	365	317	97	102	91	785	917	848

Group operating profit (EBIT)
Europe	264	251	257	66	11	116	190	135	137	520	397	510
Americas	264	288	407	42	(24)	23	45	37	15	351	301	445
	528	539	664	108	(13)	139	235	172	152	871	698	955

Profit on disposals (i)										55	55	26
Finance costs (net)										(257)	(247)	(297)
Group share of associates’ profit after tax (ii)										42	28	48
Profit before tax										711	534	732

Asset impairment charges of €21 million (2010: €102 million; 2009 €41 million) relate to Europe Materials €nil million (2010: €nil million; 2009: €9 million), Europe Products €15 million (2010: €54 million; 2009: €19 million), Europe Distribution €2 million (2010: €8 million; 2009 €nil million) and Americas Products €4 million (2010: €40 million; 2009: €13 million).

(i) Profit on disposals (note 5)
Europe	14	4	4	20	13	1	7	21	5	41	38	10
Americas	14	17	17	-	-	(1)	-	-	-	14	17	16
	28	21	21	20	13	-	7	21	5	55	55	26

(ii) Group share of associates’ profit after tax (note 10)
Europe	41	35	39	-	1	1	-	(9)	7	41	27	47
Americas	1	1	1	-	-	-	-	-	-	1	1	1
	42	36	40	-	1	1	-	(9)	7	42	28	48

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    119

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	Continuing operations - year ended 31 December
	Materials		Products		Distribution		Total Group
	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m

Total assets
Europe	4,582	4,403	2,415	2,735	2,297	2,233	9,294	9,371
Americas	5,915	5,495	2,337	2,279	827	658	9,079	8,432
	10,497	9,898	4,752	5,014	3,124	2,891	18,373	17,803

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method							948	1,037
Other financial assets							239	149
Derivative financial instruments (current and non-current)							205	208
Income tax assets (current and deferred)							298	497
Liquid investments							29	37
Cash and cash equivalents							1,295	1,730
Total assets as reported in the Consolidated Balance Sheet							21,387	21,461

Total liabilities
Europe	1,290	1,043	702	811	591	530	2,583	2,384
Americas	767	706	523	437	226	183	1,516	1,326
	2,057	1,749	1,225	1,248	817	713	4,099	3,710

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)							4,982	5,361
Derivative financial instruments (current and non-current)							30	87
Income tax liabilities (current and deferred)							1,693	1,892
Total liabilities as reported in the Consolidated Balance Sheet							10,804	11,050

C. Operating segments disclosures - other items

		Continuing operations - year ended 31 December
		Materials			Products			Distribution			Total Group
		2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m
Additions to non-current assets
Europe:	Property, plant and equipment (note 14)	189	167	260	77	54	51	51	45	42	317	266	353
	Financial assets (note 16)	18	53	235	-	2	-	1	8	1	19	63	236
Americas:	Property, plant and equipment (note 14)	192	144	125	54	51	51	13	5	3	259	200	179
	Financial assets (note 16)	5	4	8	-	-	-	-	-	-	5	4	8
		404	368	628	131	107	102	65	58	46	600	533	776

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,171 million (2010: €3,187 million; 2009: €3,252 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

120    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 32. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

Section 2: Information about geographical areas and customers

CRH has a presence in 36 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; regions which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December			As at 31 December
	Revenue by destination			Non-current assets
	2011 €m	2010 €m	2009 €m	2011 €m	2010 € m
Country of domicile - Republic of Ireland	308	365	500	530	557
Benelux (mainly the Netherlands)	2,593	2,495	2,762	1,351	1,384
Americas (mainly the United States)	8,125	8,137	7,997	6,930	6,576
Other	7,055	6,176	6,114	5,800	5,866
Group totals	18,081	17,173	17,373	14,611	14,383

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

2. Proportionate Consolidation of Joint Ventures

The Group’s share of the income and expenses of its joint ventures for the years ended 31 December 2011, 2010 and 2009, the assets and liabilities as at 31 December 2011 and 2010 and future purchase commitments for property, plant and equipment, which are proportionately consolidated in the Consolidated Financial Statements, are as follows:

Impact on Consolidated Income Statement

	2011 €m	2010 € m	2009 € m
Group share of:
Revenue	707	1,061	1,095
Cost of sales	(482)	(744)	(768)
Gross profit	225	317	327
Operating costs	(165)	(249)	(233)
Operating profit	60	68	94
Profit on disposals	2	1	1
Profit before finance costs	62	69	95
Finance costs (net)	(6)	(7)	(7)
Profit before tax	56	62	88
Income tax expense	(11)	(21)	(19)
Group profit for the financial year	45	41	69

Depreciation	53	60	55

CRH    121

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

2. Proportionate Consolidation of Joint Ventures continued

Impact on Consolidated Balance Sheet

	2011 €m	2010 €m
Group share of:
Non-current assets	1,302	1,324
Current assets	306	332
Total assets	1,608	1,656

Total equity	1,051	1,116

Non-current liabilities	371	371
Current liabilities	186	169

Total liabilities	557	540

Total equity and liabilities	1,608	1,656

Analysis of net debt*
Liquid investments and cash and cash equivalents	77	96
Derivative financial instruments	(1)	-
Interest-bearing loans and borrowings (amounts due to CRH)	(71)	(66)
Interest-bearing loans and borrowings (amounts due to others)	(153)	(123)
Analysis of net debt included above	(148)	(93)

* As defined in note 25.

Future purchase commitments for property, plant and equipment

Contracted for but not provided in the financial statements	9	31

Authorised by the Directors but not contracted for	110	120

A listing of the principal joint ventures is contained in Exhibit 8 to this Annual Report. As noted in the 2010 Annual Report, the Group acquired an additional 50% of one of its principal joint ventures, Bauking (Europe Distribution), at the end of 2010.

In June 2004, CRH acquired a 49% shareholding with joint management control in Secil (Europe Materials, primarily Portugal) for an equity consideration of €329 million plus share of net debt at acquisition of €100 million. In August 2011, the Arbitral Tribunal in Paris (functioning under the Rules of Arbitration of the International Chamber of Commerce) concluded that the exercise of a call option for the purchase of CRH’s 49% shareholding in Secil by Semapa (SGPS, S.A.) was valid. As a result of the ruling, both parties are now obligated to complete the sale and purchase of CRH’s shareholding in Secil at an equity price of €574 million. In November 2011, Semapa initiated legal proceedings to appeal against this ruling and these legal proceedings are ongoing. Semapa also purported to terminate the shareholders’ agreement between it and CRH by notice dated 18 October 2011. The purported termination is disputed by CRH and CRH has now referred this dispute to a further arbitration under the Rules of Arbitration of the International Chamber of Commerce.

In 2011 Secil (on the basis of CRH’s 49% shareholding) achieved sales of €248 million and net debt at 31 December 2011 amounted to €70 million.

122    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

3. Cost Analysis

	2011 €m	2010 € m	2009 € m

Cost of sales analysis

Raw materials and goods for resale	8,230	7,165	6,859
Employment costs (note 7)	1,791	1,869	1,834
Energy	780	694	582
Repairs and maintenance	416	410	370
Depreciation, amortisation and impairment (i)	556	601	570
Change in inventory (note 20)	(69)	(16)	442
Other production expenses (primarily sub-contractor costs and equipment rental)	1,475	1,640	1,853
Total	13,179	12,363	12,510

Operating costs analysis
Selling and distribution costs	2,804	2,574	2,410
Administrative expenses	1,175	1,390	1,392
Other operating expenses	82	169	112
Other operating income	(30)	(21)	(6)
Total	4,031	4,112	3,908

(i)	Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2011 €m	2010 € m	2009 € m	2011 €m	2010 € m	2009 € m	2011 €m	2010 € m	2009 € m
Depreciation and depletion (note 14)	556	601	570	170	170	194	726	771	764
Impairment of property, plant and equipment (note 14)	-	-	-	16	15	30	16	15	30
Impairment of intangible assets (note 15)	-	-	-	5	87	11	5	87	11
Amortisation of intangible assets (note 15)	-	-	-	38	44	43	38	44	43
Total	556	601	570	229	316	278	785	917	848

CRH    123

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

4. Operating Profit Disclosures

	2011 €m	2010 € m	2009 € m

Operating lease rentals*

- hire of plant and machinery	98	90	86
- land and buildings	173	161	152
- other operating leases	49	42	44
Total	320	293	282

Auditors’ remuneration*

Fees for professional services provided by the Group’s independent auditors in respect of each of the following categories were:

Audit fees (i)	13	13	13
Audit-related fees (ii)	2	3	1
Tax fees	1	1	1
All other fees	-	-	-
Total	16	17	15

(i)	Audit fees include Sarbanes-Oxley attestation but exclude €2 million (2010: €2 million; 2009: €2 million) paid to auditors other than the Group’s auditors.

(ii)	Audit-related fees include attestation services that are closely related to the performance of the audit.

*	Includes the Group’s proportionate share of amounts in joint ventures.

124    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

5. Profit on Disposals

	Disposal of subsidiaries and joint ventures (i)			Disposal of associate investments (ii)			Disposal of other non-current assets			Total
	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m
Assets/(liabilities) disposed of at net carrying amount:
- property, plant and equipment (note 14)	141	49	-	-	-	-	61	84	68	202	133	68
- intangible assets (note 15)	65	7	-	-	-	-	-	1	1	65	8	1
- financial assets (note 16)	-	-	-	128	-	-	13	7	8	141	7	8
- cash and cash equivalents	38	-	-	-	-	-	-	-	-	38	-	-
- working capital and provisions (note 20)	35	17	-	-	-	-	-	-	-	35	17	-
- current tax	1	-	-	-	-	-	-	-	-	1	-	-
- interest-bearing loans and borrowings	(50)	-	-	-	-	-	-	-	-	(50)	-	-
- deferred tax (note 27)	(9)	(11)	-	-	-	-	-	-	-	(9)	(11)	-
- pension liabilities (note 28)	-	(5)	-	-	-	-	-	-	-	-	(5)	-
Net assets disposed	221	57	-	128	-	-	74	92	77	423	149	77
Re-classification of currency translation effects on disposal	2	-	-	-	-	-	-	-	-	2	-	-
Total	223	57	-	128	-	-	74	92	77	425	149	77
Proceeds from disposals (net of disposal costs)	250	51	-	128	-	-	102	137	103	480	188	103
Profit on step acquisition (note 31)	-	16	-	-	-	-	-	-	-	-	16	-
Profit on disposals	27	10	-	-	-	-	28	45	26	55	55	26

Net cash inflow arising on disposal
Cash proceeds	250	51	-	128	-	-	102	137	103	480	188	103
Less: cash and cash equivalents disposed	(38)	-	-	-	-	-	-	-	-	(38)	-	-
Total	212	51	-	128	-	-	102	137	103	442	188	103

(i)	This relates principally to the disposals in 2011 of the Insulation and Climate Control businesses in Europe Products.

(ii)	This relates to the disposal of our 35% associate investment in the Trialis distribution business in France.

6. Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors’ Remuneration on pages 85 to 96 of this Annual Report.

CRH    125

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

7. Employment

The average number of employees (including the Group’s proportionate share of employees in joint ventures) is as follows:

Year ended 31 December 2011	Materials	Products	Distribution	Total Group

Europe	11,649	16,636	12,147	40,432
Americas	17,805	14,895	3,301	36,001
Total	29,454	31,531	15,448	76,433

Year ended 31 December 2010

Europe	11,891	17,787	10,639	40,317
Americas	17,751	15,103	3,247	36,101
Total	29,642	32,890	13,886	76,418

Year ended 31 December 2009

Europe	12,599	18,454	10,997	42,050
Americas	18,075	16,349	3,348	37,772
Total	30,674	34,803	14,345	79,822

Employment costs charged in the Consolidated Income Statement (including the Group’s proportionate share of joint ventures’ costs) are analysed as follows:

	2011 €m	2010 € m	2009 € m
Wages and salaries	2,692	2,722	2,711
Social welfare costs	344	337	340
Other employment-related costs	378	385	418
Share-based payment expense (note 8)	21	19	28
Total pension costs (note 28)	158	173	179
Total	3,593	3,636	3,676

Total charge analysed between:
Cost of sales	1,791	1,869	1,834
Operating costs	1,795	1,762	1,834
Profit on disposals - applicable to defined benefit pension schemes (note 5)	-	(5)	-
Finance costs (net) - applicable to defined benefit pension schemes (note 9)	7	10	8
Total	3,593	3,636	3,676

126    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

8. Share-based Payment Expense

	2011 €m	2010 €m	2009 €m
Share option expense	9	9	18
Performance Share Plan expense	12	10	10
Total	21	19	28

Share-based payment expense is reflected in operating costs in the Consolidated Income Statement.

Share option schemes

In May 2010, shareholders approved the adoption of new share option and savings-related share option schemes, which replaced schemes approved by shareholders in May 2000. The general terms and conditions applicable to the new share option and savings-related share option schemes were set out in a circular issued to shareholders on 31 March 2010, a copy of which is available on www.crh.com. Due to the immateriality of the savings-related schemes’ expense and the level of savings-related share options outstanding, detailed financial disclosures have not been provided in relation to these schemes.

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average exercise price	Number of options 2011	Weighted average exercise price	Number of options 2010	Weighted average exercise price	Number of options 2009
Outstanding at beginning of year	€19.38	23,515,521	€19.21	24,626,022	€21.03	24,025,246
Rights Issue adjustment - March 2009	n/a	-	n/a	-	n/a	2,594,915
Granted (a)	€16.38	3,558,500	€18.39	3,343,700	€16.93	2,596,000
Exercised (b)	€13.36	(229,898)	€15.36	(2,624,284)	€14.92	(3,562,399)
Lapsed	€18.30	(3,252,367)	€21.14	(1,829,917)	€21.92	(1,027,740)
Outstanding at end of year	€19.13	23,591,756	€19.38	23,515,521	€19.21	24,626,022
Exercisable at end of year	€16.03	6,497,695	€16.10	8,698,585	€16.00	11,816,179

(a)	Granted in April 2011 (2010: May; 2009: April), the level of vesting of these options will be determined by reference to certain performance targets (see pages 86 to 89). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

(b)	The weighted average share price at the date of exercise of these options was €15.11 (2010: €18.50; 2009 €18.29).

	2011	2010	2009
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	5.53	5.24	5.16
Euro-denominated options outstanding at the end of the year (number)	23,473,569	23,388,616	24,478,108
Range of exercise prices (€)	11.86-29.86	11.86-29.86	11.86-29.86
Sterling-denominated options outstanding at the end of the year (number)	118,187	126,905	147,914
Range of exercise prices (Stg£)	8.17-20.23	8.17-20.23	8.17-20.23

The CRH share price at 31 December 2011 was €15.36 (2010: €15.50; 2009 €19.01). The following analysis shows the number of outstanding share options with exercise prices lower/higher than the year-end share price:

Number of options with exercise prices lower than year-end price:
Exercisable	2,780,082	3,091,771	11,816,179
Not exercisable	1,613,397	1,780,303	4,583,144
	4,393,479	4,872,074	16,399,323
Number of options with exercise prices higher than year-end price:
Exercisable	3,717,613	5,606,814	-
Not exercisable	15,480,664	13,036,633	8,226,699
	19,198,277	18,643,447	8,226,699

Total options outstanding	23,591,756	23,515,521	24,626,022

CRH    127

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

8. Share-based Payment Expense continued

Fair values

The weighted average fair value assigned to the 3-year euro-denominated options granted in 2011 under the 2010 share option scheme was €4.03 (2010: €4.06; 2009: 2000 share option scheme: €3.05). The fair values of these options were determined using the following assumptions:

	2011	2010	2009
Weighted average exercise price	€16.38	€18.39	€16.92
Risk-free interest rate	2.68%	1.57%	2.38%
Expected dividend payments over the expected life	€3.25	€3.20	€3.20
Expected volatility	32.9%	30.8%	24.5%
Expected life in years	5	5	5

The expected volatility was determined using a historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 share option scheme or the previously approved 2000 share option scheme during the course of 2011, 2010 or 2009.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006.

The expense of €12 million (2010: €10 million; 2009: €10 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

			Number of Shares
	Share price at date of award*	Period to earliest release date	Initial award	Rights Issue adjustment	Cumulative lapses/releases to date**	Net outstanding	Fair value

Granted in 2008	€23.45	3 years	741,000	76,331	(817,331)	-	€10.27

Granted in 2009	€17.00	3 years	1,658,000	-	(248,000)	1,410,000	€8.29

Granted in 2010	€18.51	3 years	1,459,750	-	(160,500)	1,299,250	€10.01

Granted in 2011	€16.52	3 years	1,684,250	-	(58,500)	1,625,750	€9.72

*	Share prices in respect of awards prior to the Rights Issue which took place in March 2009 have not been rights adjusted.

**	In March 2011, 313,556 (46.2% of the initial award net of lapses and adjusted for the Rights Issue) of the shares awarded under the Performance Share Plan in 2008 vested and accordingly were released to the participants of the scheme.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2011	2010	2009
Risk-free interest rate (%)	2.08	1.32	1.77
Expected volatility (%)	38.6	33.5	28.1

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

128    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

9. Finance Costs and Finance Income

	2011 €m	2010 €m	2009 €m

Finance costs
Interest payable on borrowings	335	379	377
Net income on interest rate and currency swaps	(65)	(105)	(77)
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	12	7	133
- currency swaps and forward contracts	(2)	(7)	7
- fixed rate debt (i)	(15)	(19)	(135)
Net gain on interest rate swaps not designated as hedges	(3)	-	-
Net finance cost on gross debt including related derivatives	262	255	305

Finance income
Interest receivable on loans to joint ventures and associates	(3)	(3)	(3)
Interest receivable on liquid investments and cash and cash equivalents	(30)	(34)	(32)
Finance income	(33)	(37)	(35)

Finance costs less income	229	218	270

Other financial expense
Unwinding of discount element of provisions for liabilities (note 26)	15	15	15
Unwinding of discount applicable to deferred and contingent acquisition consideration	6	4	4
Pension-related finance cost (net) (note 28)	7	10	8
Total	28	29	27

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

10. Group Share of Associates’ Profit after Tax

The Group’s share of associates’ profit after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement. The Group’s share of profit after tax generated by associates is analysed as follows between the principal Consolidated Income Statement captions:

	2011 €m	2010 €m	2009 €m

Group share of:
Revenue	1,095	1,070	1,029
Profit before finance costs and impairments	92	79	64
Impairments	(11)	(22)	-
Finance costs (net)	(19)	(9)	(5)
Profit before tax	62	48	59
Income tax expense	(20)	(20)	(11)
Profit after tax	42	28	48

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in associates is presented in note 16.

CRH    129

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

11. Income Tax Expense

Recognised within the Consolidated Income Statement	2011 €m	2010 €m	2009 €m

(a) Current tax
Republic of Ireland	-	5	(4)
Overseas	194	63	40
Total current tax	194	68	36

(b) Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	27	7	11
Share-based payment expense	-	4	(3)
Derivative financial instruments	5	18	(11)
Other items (primarily in relation to losses carried forward in 2011)	(112)	(2)	101
Total deferred tax	(80)	27	98

Income tax expense reported in the Consolidated Income Statement	114	95	134

Recognised within equity

(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - defined benefit pension obligations	56	7	20
Deferred tax - cash flow hedges	2	(3)	(2)
	58	4	18

(b) Within the Consolidated Statement of Changes in Equity:
Current tax - share option exercises	-	1	1
Deferred tax - share-based payment expense	-	(3)	2
	-	(2)	3

Income tax recognised directly within equity	58	2	21

Reconciliation of applicable tax rate to effective tax rate
Profit before tax (€m)	711	534	732
Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	27.3%	12.7%	4.9%
- total income tax expense (current and deferred)	16.0%	17.8%	18.3%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	4.6	2.7	3.8
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	(1.1)	2.6	2.0
Total effective tax rate	16.0	17.8	18.3

130    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

11. Income Tax Expense continued

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries and associates and interests in joint ventures

Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial (with materiality defined in the context of the year-end 2011 financial statements).

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

12. Dividends

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2011 €m	2010 € m	2009 € m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2010: €3,175; 2009: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2010: €77,521; 2009: €77,521)	-	-	-
Equity
Final—44.00c per Ordinary Share in May 2011 (44.00c paid in May 2010; 2009: 43.74c paid in May 2009)	312	307	258
Interim—paid 18.50c per Ordinary Share (2010: 18.50c; 2009: 18.50c)	133	131	128
Total	445	438	386

Dividends proposed (memorandum disclosure)
Equity
Final 2011—proposed 44.00c per Ordinary Share (2010: 44.00c; 2009 44.00c)	316	312	307

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	445	438	386
Less: issue of scrip shares in lieu of cash dividends	(135)	(140)	(148)
Dividends paid to equity holders of the Company	310	298	238
Dividends paid by subsidiaries to non-controlling interests	9	6	7
Total dividends paid	319	304	245

CRH    131

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2011 €m	2010 € m	2009 € m

Numerator computations - basic and diluted earnings per Ordinary Share
Group profit for the financial year	597	439	598
Profit attributable to non-controlling interests	(7)	(7)	(6)
Profit attributable to equity holders of the Company	590	432	592
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	590	432	592

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	714.4	704.6	670.8
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	0.3	1.0	2.7
Denominator for diluted earnings per Ordinary Share	714.7	705.6	673.5

Basic earnings per Ordinary Share	82.6c	61.3c	88.3c

Diluted earnings per Ordinary Share	82.6c	61.2c	87.9c

(i)	Basic and diluted earnings per Ordinary Share: The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 29.

(ii)	The issue of certain Ordinary Shares in respect of employee share options and Performance Share Plan awards is contingent upon the satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 Earnings per Share, these contingently issuable Ordinary Shares (totalling 21,429,061 at 31 December 2011, 18,485,196 at 31 December 2010 and 15,851,556 at 31 December 2009) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

132    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m

At 31 December 2011
Cost/deemed cost	6,372	7,899	874	616	15,761
Accumulated depreciation (and impairment charges)	(1,587)	(4,637)	(601)	-	(6,825)
Net carrying amount	4,785	3,262	273	616	8,936

At 1 January 2011, net carrying amount	4,775	3,323	268	526	8,892
Translation adjustment	45	20	8	-	73
Reclassifications	51	47	39	(137)	-
Additions at cost (ii)	64	252	32	228	576
Arising on acquisition (note 31)	140	185	14	-	339
Disposals at net carrying amount	(129)	(62)	(10)	(1)	(202)
Depreciation charge for year	(153)	(495)	(78)	-	(726)
Impairment charge for year (iii)	(8)	(8)	-	-	(16)
At 31 December 2011, net carrying amount	4,785	3,262	273	616	8,936

The equivalent disclosure for the prior year is as follows:

At 31 December 2010
Cost/deemed cost	6,170	7,618	828	526	15,142
Accumulated depreciation (and impairment charges)	(1,395)	(4,295)	(560)	-	(6,250)
Net carrying amount	4,775	3,323	268	526	8,892

At 1 January 2010, net carrying amount	4,465	3,355	299	416	8,535
Translation adjustment	262	183	20	24	489
Reclassifications	36	93	(2)	(127)	-
Additions at cost (ii)	50	193	17	206	466
Arising on acquisition (note 31)	171	109	33	8	321
Disposals at net carrying amount	(51)	(66)	(15)	(1)	(133)
Depreciation charge for year	(151)	(536)	(84)	-	(771)
Impairment charge for year (iii)	(7)	(8)	-	-	(15)
At 31 December 2010, net carrying amount	4,775	3,323	268	526	8,892

At 1 January 2010
Cost/deemed cost	5,710	7,113	803	416	14,042
Accumulated depreciation	(1,245)	(3,758)	(504)	-	(5,507)
Net carrying amount	4,465	3,355	299	416	8,535

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €2,087 million at the balance sheet date (2010: €1,974 million).

(ii)	Borrowing costs capitalised during the financial year amounted to €8 million (2010: €9 million; 2009: €10 million). The average capitalisation rate employed to determine the amount of borrowing costs eligible for capitalisation was 5.5% (2010: 5.5%; 2009: 5.5%).

(iii)	The impairment charge for 2011 of €16 million (2010: €15 million; 2009: €30 million) represents charges across a number of business units in the Group, none of which is individually material.

CRH    133

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

14. Property, Plant and Equipment continued

Assets held under finance leases

The net carrying amount and the depreciation charge during the period in respect of assets held under finance leases were not material to the Group.

Future purchase commitments for property, plant and equipment

	2011 €m	2010 €m

Contracted for but not provided in the financial statements	198	305

Authorised by the Directors but not contracted for	183	143

15. Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m

At 31 December 2011
Cost/deemed cost	4,358	44	361	24	4,787
Accumulated amortisation (and impairment charges)	(57)	(30)	(200)	(12)	(299)
Net carrying amount	4,301	14	161	12	4,488

At 1 January 2011, net carrying amount	4,113	17	161	14	4,305
Translation adjustment	50	-	5	-	55
Arising on acquisition (note 31)	207	1	27	1	236
Disposals	(65)	-	-	-	(65)
Amortisation charge for year	-	(4)	(32)	(2)	(38)
Impairment charge for year	(4)	-	-	(1)	(5)
At 31 December 2011, net carrying amount	4,301	14	161	12	4,488

The equivalent disclosure for the prior year is as follows:

At 31 December 2010
Cost/deemed cost	4,223	42	327	23	4,615
Accumulated amortisation (and impairment charges)	(110)	(25)	(166)	(9)	(310)
Net carrying amount	4,113	17	161	14	4,305

At 1 January 2010, net carrying amount	3,919	15	146	15	4,095
Translation adjustment	206	1	14	1	222
Arising on acquisition (note 31)	82	5	40	-	127
Disposals	(7)	-	(1)	-	(8)
Amortisation charge for year	-	(4)	(38)	(2)	(44)
Impairment charge for year	(87)	-	-	-	(87)
At 31 December 2010, net carrying amount	4,113	17	161	14	4,305

At 1 January 2010
Cost/deemed cost	3,976	35	274	22	4,307
Accumulated amortisation (and impairment charges)	(57)	(20)	(128)	(7)	(212)
Net carrying amount	3,919	15	146	15	4,095

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

134    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible Assets continued

Goodwill

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 27 (2010: 30) cash-generating units have been identified and these are analysed between the six business segments in the Group below. The reduction in the number of CGUs in 2011 relates to a number of organisational changes in our US businesses. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Cash-generating units		Goodwill (€m)
	2011	2010	2011	2010
Europe Materials	11	11	858	782
Europe Products	3	3	615	676
Europe Distribution	1	1	641	622
Americas Materials	8	9	1,234	1,136
Americas Products	3	5	627	610
Americas Distribution	1	1	326	287
Total cash-generating units	27	30	4,301	4,113

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 27 CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.0% to 11.8% (2010: 7.4% to 12.4%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

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

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH    135

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible Assets continued

Significant goodwill amounts

The goodwill allocated to the Europe Distribution and the Oldcastle Building Products (Americas Products segment) CGUs accounts for between 10% and 20% of the total carrying amount of €4,301 million. The goodwill allocated to the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the 2 CGUs with significant goodwill are as follows:

	Oldcastle Building Products	Europe Distribution
	2011**	2011	2010
Carrying amount of goodwill allocated to the cash-generating unit at balance sheet date	€465m	€641m	€622m
Discount rate applied to the cash flow projections (real pre-tax)	11.5%	9.7%	10.1%
Average EBITDA (as defined)* margin over the initial 5-year period	10.7%	7.3%	6.6%
Value-in-use (present value of future cash flows)	€1,669m	€2,306m	€1,781m
Excess of value-in-use over carrying amount	€150m	€646m	€280m

The key assumptions and methodology used in respect of these two CGUs are consistent with those described above. The values applied to each of the key estimates and assumptions are specific to the individual CGUs and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with these businesses. The cash flows and 20-year annuity-based terminal value were projected in line with the methodology disclosed above.

Europe Distribution is not one of the CGUs referred to in the “Sensitivity analysis” section. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Europe Distribution CGU are considered to be warranted. Sensitivity analysis for Oldcastle Building Products is presented below.

Sensitivity analysis

Sensitivity analysis has been performed in respect of 6 of the 27 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for these cash-generating units are in line with those outlined above. These 6 CGUs had aggregate goodwill of €1,243 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 6 CGUs selected for sensitivity analysis testing:

	Oldcastle Building Products	Remaining 5 CGUs
Reduction in EBITDA (as defined)* margin	0.8 percentage points	0.9 to 1.7 percentage points
Reduction in profit before tax	10.7%	6.9% to 17.6%
Reduction in net cash flow	14.7%	6.3% to 15.7%
Increase in pre-tax discount rate	1.5 percentage points	1.0 to 2.6 percentage points

The average EBITDA (as defined)* margin for the aggregate of these 6 CGUs over the initial 5-year period was 11%. The aggregate value-in-use (being the present value of the future net cash flows) was €4,229 million and the aggregate carrying amount was €3,781 million, resulting in an aggregate excess of value-in-use over carrying amount of €448 million.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

**	Comparative information for Oldcastle Building Products is unavailable due to the 2011 organisational changes referred to above.

136    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

16. Financial Assets

	Investments accounted for using the equity method (i.e. associates)
	Share of net assets €m	Goodwill €m	Loans €m	Total €m	Other (i) €m

At 1 January 2011	732	294	11	1,037	149
Translation adjustment	20	10	-	30	4
Investments and advances	8	-	1	9	15
Disposals and repayments	(59)	(69)	(3)	(131)	(10)
Reclassifications	(19)	-	-	(19)	81
Retained profit	33	(11)	-	22	-
At 31 December 2011	715	224	9	948	239

The equivalent disclosure for the prior year is as follows:

At 1 January 2010	670	289	3	962	128
Translation adjustment	33	11	1	45	8
Arising on acquisition (note 31)	4	-	-	4	2
Investments and advances	26	16	7	49	18
Disposals and repayments	-	-	-	-	(7)
Retained loss	(1)	(22)	-	(23)	-
At 31 December 2010	732	294	11	1,037	149

The total investment in associates is analysed as follows:

	2011 €m	2010 € m

Non-current assets	1,245	1,321
Current assets	632	718
Non-current liabilities	(402)	(458)
Current liabilities	(527)	(544)
Net assets	948	1,037

A listing of the principal associates is contained in Exhibit 8 to this Annual Report.

The Group holds a 21.13% stake (2010: 21.13%) in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment was €41 million (2010: €45 million) as at the balance sheet date.

The Group completed its annual impairment assessment of its investments in associates; no impairments were recorded as a result of this review.

(i)	Other financial assets primarily comprise loans extended by the Group to joint ventures, trade investments carried at historical cost and other non-current assets. The balance in respect of loans to joint ventures as at 31 December 2011 was €141 million (2010: €132 million).

CRH    137

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

17. Inventories

	2011 €m	2010 €m

Raw materials	648	622
Work-in-progress (i)	88	102
Finished goods	1,550	1,463
Total inventories at the lower of cost and net realisable value	2,286	2,187

(i)	Work-in-progress includes €8 million (2010: €2 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €14 million (2010: €23 million; 2009: €41 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. Trade and Other Receivables

	2011 €m	2010 €m
Trade receivables	1,879	1,700
Amounts receivable in respect of construction contracts (i)	417	342
Total trade receivables, gross	2,296	2,042
Provision for impairment	(153)	(151)
Total trade receivables, net	2,143	1,891
Other receivables (ii)	357	409
Amounts receivable from associates	2	1
Prepayments and accrued income	161	118
Total	2,663	2,419

The carrying amounts of trade and other receivables approximate their fair value largely due to the short-term maturities of these instruments.

(i)	Includes unbilled revenue at the balance sheet date in respect of construction contracts amounting to €121 million (2010: €90 million).

(ii)	Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €70 million (2010: €84 million).

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2011 €m	2010 €m	2009 €m
At 1 January	151	158	161
Translation adjustment	1	7	(1)
Provided during year	56	50	71
Written-off during year	(50)	(56)	(68)
Recovered during year	(5)	(8)	(5)
At 31 December	153	151	158

Information in relation to the Group’s credit risk management is provided in note 21 to the financial statements.

138    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

18. Trade and Other Receivables continued

Aged analysis

The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2011 €m	2010 €m
Neither past due nor impaired	1,731	1,522
Past due but not impaired:
- less than 60 days	232	193
- 60 days or greater but less than 120 days	107	100
- 120 days or greater	49	25
Past due and impaired (partial or full provision)	177	202
Total	2,296	2,042

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

19. Trade and Other Payables

	2011 €m	2010 €m
Current
Trade payables	1,579	1,376
Construction contract-related payables (i)	120	163
Deferred and contingent acquisition consideration	28	26
Other payables	404	403
Accruals and deferred income	683	672
Amounts payable to associates	44	46
Total	2,858	2,686

Non-current
Other payables	81	70
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:
- between one and two years	33	18
- between two and five years	61	46
- after five years	29	29
Total	204	163

(i)	Construction contract-related payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities of these instruments.

CRH    139

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

20. Movement in Working Capital and Provisions for Liabilities

	Inventories € m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2011	2,187	2,419	(2,849)	(387)	1,370
Translation adjustment	32	38	(38)	(7)	25
Arising on acquisition (note 31)	53	62	(49)	(15)	51
Disposals	(55)	(90)	102	8	(35)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(42)	-	(42)
- paid during year	-	-	21	-	21
Interest accruals and discount unwinding	-	1	(11)	(15)	(25)
Reclassifications	-	(62)	-	-	(62)
Increase/(decrease) in working capital and provisions for liabilities	69	295	(196)	43	211
At 31 December 2011	2,286	2,663	(3,062)	(373)	1,514

The equivalent disclosure for the prior years are as follows:

At 1 January 2010	2,008	2,454	(2,638)	(360)	1,464
Translation adjustment	101	138	(137)	(20)	82
Arising on acquisition (note 31)	92	80	(64)	(7)	101
Disposals	(30)	(17)	29	1	(17)
Movement in finance-related receivables	-	(115)	-	-	(115)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(23)	-	(23)
- paid during year	-	-	27	-	27
Interest accruals and discount unwinding	-	2	6	(15)	(7)
Increase/(decrease) in working capital and provisions for liabilities	16	(123)	(49)	14	(142)
At 31 December 2010	2,187	2,419	(2,849)	(387)	1,370

At 1 January 2009	2,473	3,096	(3,070)	(389)	2,110
Translation adjustment	(34)	(31)	14	4	(47)
Arising on acquisition (note 31)	11	22	(14)	(1)	18
Movement in finance-related receivables	-	115	-	-	115
Deferred and contingent acquisition consideration:
- arising on acquisitions during the year (note 31)	-	-	(8)	-	(8)
- paid during the year	-	-	37	-	37
Interest accruals and discount unwinding	-	4	(10)	(15)	(21)
(Decrease)/increase in working capital and provisions for liabilities	(442)	(752)	413	41	(740)
At 31 December 2009	2,008	2,454	(2,638)	(360)	1,464

140    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policy or processes for managing capital during either 2011 or 2010.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group’s capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2011 amounted to 1.3 times (2010: 1.0 times; 2009: 1.4 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2011 €m	2010 €m
Capital and reserves attributable to the Company’s equity holders	10,509	10,328
Net debt (note 25)	3,483	3,473
Capital and net debt	13,992	13,801

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

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Head of Group Finance reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board of Directors.

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

CRH    141

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

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%

Impact on profit before tax	2011	-/+ €8m	-/+ €4m
	2010	-/+ €6m	-/+ €3m
	2009	-/+ €8m	-/+ €4m

Impact on total equity	2011	+/- €2m	+/- €1m
	2010	-/+ €5m	-/+ €3m
	2009	-/+ €5m	-/+ €3m

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise.

Given the Group’s presence in 36 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 25. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

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

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%

Impact on profit before tax	2011	-/+ €8m	-/+ €4m
	2010	-/+ €7m	-/+ €4m
	2009	-/+ €14m	-/+ €7m

Impact on total equity*	2011	-/+ €203m	-/+ €104m
	2010	-/+ €195m	-/+ €100m
	2009	-/+ €170m	-/+ €87m

* Includes the impact on financial instruments which is as follows:	2011	+/- €105m	+/- €54m
	2010	+/- €92m	+/- €47m
	2009	+/- €105m	+/- €54m

142    CRH

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

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to 6.7% of gross trade receivables (2010: 7.4%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 75% of the total trade receivables balance at the balance sheet date (2010: 75%); amounts receivable from related parties (notes 18 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

CRH    143

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

21. Capital and Financial Risk Management continued

Commodity price risk

The Group’s exposure to commodity price risk is minimal with the fair value of derivatives used to hedge future energy costs being €3 million unfavourable as at the balance sheet date (2010: €4 million favourable).

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2011

Financial liabilities - cash outflows
Trade and other payables	2,858	117	23	24	25	38	3,085
Finance leases	3	3	3	2	1	13	25
Interest-bearing loans and borrowings	511	564	920	355	1,290	1,070	4,710
Interest payments on finance leases	1	1	1	1	1	5	10
Interest payments on interest-bearing loans and borrowings	286	268	208	158	120	327	1,367
Interest rate swaps - net cash outflows	1	-	-	-	-	1	2
Cross-currency swaps - gross cash outflows	1,207	428	24	327	-	-	1,986
Other derivative financial instruments	2	1	1	-	-	2	6
Gross projected cash outflows	4,869	1,382	1,180	867	1,437	1,456	11,191

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(70)	(53)	(32)	(24)	(18)	(15)	(212)
Cross-currency swaps - gross cash inflows	(1,197)	(471)	(24)	(307)	-	-	(1,999)
Other derivative financial instruments	(1)	-	-	-	-	-	(1)
Gross projected cash inflows	(1,268)	(524)	(56)	(331)	(18)	(15)	(2,212)

The equivalent disclosure for the prior year is as follows:

At 31 December 2010

Financial liabilities - cash outflows
Trade and other payables	2,686	89	17	18	19	38	2,867
Finance leases	2	2	1	2	1	4	12
Interest-bearing loans and borrowings	655	368	575	908	336	2,251	5,093
Interest payments on finance leases	1	1	-	-	-	2	4
Interest payments on interest-bearing loans and borrowings	311	274	258	199	151	431	1,624
Interest rate swaps - net cash outflows	1	-	1	-	-	1	3
Cross-currency swaps - gross cash outflows	1,312	42	427	24	327	-	2,132
Gross projected cash outflows	4,968	776	1,279	1,151	834	2,727	11,735

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(113)	(69)	(53)	(31)	(22)	(30)	(318)
Cross-currency swaps - gross cash inflows	(1,244)	(27)	(455)	(24)	(298)	-	(2,048)
Other derivative financial instruments	(3)	(1)	(1)	-	-	-	(5)
Gross projected cash inflows	(1,360)	(97)	(509)	(55)	(320)	(30)	(2,371)

144    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

22. Liquid Investments and Cash and Cash Equivalents

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The credit risk attaching to these items is documented in note 21.

	2011 €m	2010 € m
Liquid investments held-for-trading (fair value through profit or loss)	28	32
Loans and receivables	1	5
Total	29	37

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

Cash at bank and in hand	429	658
Investments (short-term deposits)	866	1,072
Total	1,295	1,730

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

CRH    145

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

23. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding	2011		2010
	Including share of joint ventures €m	Excluding share of joint ventures €m	Including share of joint ventures €m	Excluding share of joint ventures €m
Bank overdrafts	64	49	42	33
Bank loans	155	40	254	157
Leases	25	23	12	11
Bonds and private placements	4,620	4,614	4,971	4,965
Other	118	32	82	6
Interest-bearing loans and borrowings*	4,982	4,758	5,361	5,172

*	Including loans of €9 million (2010: €16 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	Including share of joint ventures		Excluding share of joint ventures
	Loans and borrowings €m	Undrawn committed facilities** €m	Loans and borrowings €m	Undrawn committed facilities** €m
At 31 December 2011

Within one year	519	135	459	132
Between one and two years	604	237	580	184
Between two and three years	957	1	941	1
Between three and four years	356	37	341	-
Between four and five years	1,357	1,500	1,345	1,500
After five years	1,189	28	1,092	1
Total	4,982	1,938	4,758	1,818

The equivalent disclosure for the prior year is as follows:

At 31 December 2010

Within one year	666	366	621	357
Between one and two years	393	781	382	781
Between two and three years	626	157	590	119
Between three and four years	945	2	939	-
Between four and five years	337	38	331	-
After five years	2,394	36	2,309	2
Total	5,361	1,380	5,172	1,259

**	The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2011.

In January 2012, CRH Finance BV (a wholly-owned subsidiary) completed an issue of €500 million 7-year corporate bonds at a coupon rate of 5%, which are unconditionally guaranteed by CRH plc.

146    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

23. Interest-bearing Loans and Borrowings continued

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €4.7 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2010: €5.2 billion), €427 million in respect of letters of credit (2010: €435 million) and €9 million in respect of other obligations (2010: €8 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2011 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

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

The financial covenants are:

(1)	Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2011 the ratio was 7.4 times (2010: 7.3 times; 2009: 6.1 times);

(2)	Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5 billion (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2011 minimum net worth (as defined) was €12.1 billion (2010: €12.1 billion).

CRH    147

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges	Cash flow hedges	Net investment hedges	Not designated as hedges	Total	Total excluding share of joint ventures
	€m	€m	€m	€m	€m	€m

At 31 December 2011

Derivative assets
Within one year - current assets	6	1	12	5	24	23

Between one and two years	62	-	-	-	62	62
Between two and three years	32	-	-	-	32	32
Between three and four years	-	-	-	-	-	-
Between four and five years	46	-	-	-	46	46
After five years	41	-	-	-	41	41
Non-current assets	181	-	-	-	181	181

Total derivative assets	187	1	12	5	205	204

Derivative liabilities
Within one year - current liabilities	-	(2)	(8)	-	(10)	(10)

Between one and two years	-	(1)	-	-	(1)	(1)
Between two and three years	-	-	-	-	-	-
Between three and four years	-	(17)	-	-	(17)	(17)
Between four and five years	-	-	-	-	-	-
After five years	-	(2)	-	-	(2)	-
Non-current liabilities	-	(20)	-	-	(20)	(18)

Total derivative liabilities	-	(22)	(8)	-	(30)	(28)

Net asset arising on derivative financial instruments	187	(21)	4	5	175	176

The equivalent disclosure for the prior year is as follows:

At 31 December 2010

Derivative assets
Within one year - current assets	10	3	1	-	14	13

Between one and two years	22	1	-	29	52	52
Between two and three years	49	1	-	-	50	50
Between three and four years	34	-	-	-	34	34
Between four and five years	-	-	-	-	-	-
After five years	58	-	-	-	58	58
Non-current assets	163	2	-	29	194	194

Total derivative assets	173	5	1	29	208	207

Derivative liabilities
Within one year - current liabilities	-	-	(53)	(1)	(54)	(54)

Between one and two years	-	-	-	-	-	-
Between two and three years	-	-	-	-	-	-
Between three and four years	-	-	-	-	-	-
Between four and five years	-	(28)	-	-	(28)	(28)
After five years	(4)	-	-	(1)	(5)	(4)
Non-current liabilities	(4)	(28)	-	(1)	(33)	(32)

Total derivative liabilities	(4)	(28)	(53)	(2)	(87)	(86)

Net asset arising on derivative financial instruments	169	(23)	(52)	27	121	121

148    CRH

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

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2011 €m	2010 €m	2009 €m

Cash flow hedges - ineffectiveness	2	8	(6)
Fair value of hedge instruments	12	(3)	(108)
Fair value of the hedged items	(17)	6	105
Net investment hedges - ineffectiveness	-	1	-

	2011	2010	2009
	€m	€m	€m
Components of other comprehensive income - cash flow hedges

(Losses)/gains arising during the year:
Commodity forward contracts	(4)	7	1
Interest rate swaps	(1)	-	-

Reclassification adjustments for (gains)/losses included in:
- the Consolidated Income Statement	(2)	3	16
- property, plant and equipment	-	-	(2)
Total	(7)	10	15

CRH    149

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

25. Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 21 for details of the capital and risk management policy employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2011			As at 31 December 2010
	Fair value (i) including share of joint ventures €m	Book value including share of joint ventures €m	Book value excluding share of joint ventures €m	Fair value (i) including share of joint ventures €m	Book value including share of joint ventures €m	Book value excluding share of joint ventures €m
Cash and cash equivalents (note 22)	1,295	1,295	1,246	1,730	1,730	1,670
Liquid investments (note 22)	29	29	1	37	37	1
Interest-bearing loans and borrowings (note 23)	(5,051)	(4,982)	(4,758)	(5,464)	(5,361)	(5,172)
Derivative financial instruments (net) (note 24)	175	175	176	121	121	121
Group net debt	(3,552)	(3,483)	(3,335)	(3,576)	(3,473)	(3,380)

(i)	The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

Reconciliation of opening to closing net debt

	2011 €m	2010 €m	2009 €m
At 1 January	(3,473)	(3,723)	(6,091)
Decrease in liquid investments	(4)	(33)	(65)
Debt in acquired companies	(47)	(37)	(3)
Debt in disposed companies	50	-	-
Increase in interest-bearing loans, borrowings and finance leases	(101)	(566)	(757)
Net cash flow arising from derivative financial instruments	63	(82)	(16)
Repayment of interest-bearing loans, borrowings and finance leases	552	885	2,501
(Decrease)/increase in cash and cash equivalents	(446)	286	593
Mark-to-market adjustment	(18)	18	(5)
Translation adjustment	(59)	(221)	120
At 31 December	(3,483)	(3,473)	(3,723)

150    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

25. Analysis of Net Debt continued

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2011			As at 31 December 2010
	€m	Interest rate	Weighted average fixed period (Years)	€m	Interest rate	Weighted average fixed period (Years)
Interest-bearing loans and borrowings nominal - fixed rate (ii)	(4,446)			(4,777)
Derivative financial instruments - fixed rate	2,010			2,185
Net fixed rate debt including derivatives	(2,436)	6.3%	6.3	(2,592)	6.3%	6.7
Interest-bearing loans and borrowings nominal - floating rate (iii)	(289)			(328)
Adjustment of debt from nominal to book value (ii)	(247)			(256)
Derivative financial instruments - currency floating rate	(1,835)			(2,064)
Gross debt including derivative financial instruments	(4,807)	4.7%		(5,240)	4.5%
Cash and cash equivalents - floating rate	1,295			1,730
Liquid investments - floating rate	29			37
Net debt including derivative financial instruments	(3,483)			(3,473)

(ii)	Of the Group’s nominal fixed rate debt at 31 December 2011, €2,309 million (2010: €2,505 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of nominal fixed rate debt of €2,137 million (2010: €2,272 million) pertains to financial liabilities measured at amortised cost in accordance with IAS 39.

(iii)	Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

–	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
–	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
–	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	As at 31 December 2011			As at 31 December 2010
	Level 1 €m	Level 2 €m	Total €m	Level 1 €m	Level 2 €m	Total €m
Assets measured at fair value
Fair value hedges - cross currency and interest rate swaps	-	187	187	-	173	173
Cash flow hedges	-	1	1	-	5	5
Net investment hedges - cross currency swaps	-	12	12	-	1	1
Not designated as hedges (held-for-trading) - interest rate swaps	-	5	5	-	29	29
Held-for-trading (fair value through profit or loss)	28	-	28	32	-	32
Total	28	205	233	32	208	240

Liabilities measured at fair value
Fair value hedges - cross currency and interest rate swaps	-	-	-	-	(4)	(4)
Cash flow hedges - cross currency and interest rate swaps	-	(22)	(22)	-	(28)	(28)
Net investment hedges - cross currency swaps	-	(8)	(8)	-	(53)	(53)
Not designated as hedges (held-for-trading) - interest rate swaps	-	-	-	-	(2)	(2)
Total	-	(30)	(30)	-	(87)	(87)

CRH    151

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

25. Analysis of Net Debt continued

During the reporting periods ending 31 December 2011 and 31 December 2010 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2011 is as follows:

	euro €m	US Dollar € m	Pound Sterling €m	Swiss Franc €m	Other (iv) €m	Total €m
Net debt by major currency including derivative financial instruments	(1,002)	(2,200)	(29)	(134)	(118)	(3,483)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,313	6,751	497	891	2,449	14,901
Current assets	1,629	2,145	219	366	598	4,957
Non-current liabilities	(774)	(1,238)	(188)	(233)	(179)	(2,612)
Current liabilities	(1,171)	(1,199)	(201)	(243)	(366)	(3,180)
Non-controlling interests	(24)	(7)	-	(10)	(33)	(74)
Capital and reserves attributable to the Company’s equity holders (v)	2,971	4,252	298	637	2,351	10,509

The equivalent disclosure for the prior year is as follows:
Net debt by major currency including derivative financial instruments	(1,151)	(1,941)	(2)	(224)	(155)	(3,473)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,592	6,520	498	875	2,283	14,768
Current assets	1,619	1,955	225	373	546	4,718
Non-current liabilities	(716)	(1,337)	(191)	(157)	(182)	(2,583)
Current liabilities	(1,174)	(1,100)	(225)	(244)	(276)	(3,019)
Non-controlling interests	(31)	(7)	-	(10)	(35)	(83)
Capital and reserves attributable to the Company’s equity holders (v)	3,139	4,090	305	613	2,181	10,328

(iv)	The principal currencies included in this category are the Polish Zloty, the Indian Rupee, the Ukranian Hryvnya, the Chinese Renminbi, the Turkish Lira, the Canadian Dollar, the Israeli Shekel and the Argentine Peso.

(v)	Gains and losses arising on the retranslation of net worth are dealt with in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial (with materiality defined in the context of the year-end 2011 financial statements).

152    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

26. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m

31 December 2011

Insurance (i)	207	5	-	51	(47)	-	(26)	9	199
Environment and remediation (ii)	81	2	1	8	(4)	-	(2)	2	88
Rationalisation and redundancy (iii)	28	-	1	26	(40)	(2)	(1)	1	13
Other (iv)	71	-	13	15	(15)	(6)	(8)	3	73
Total	387	7	15	100	(106)	(8)	(37)	15	373

Analysed as:
Non-current liabilities	253								252
Current liabilities	134								121
Total	387								373

The equivalent disclosure for the prior year is as follows:

31 December 2010 Insurance (i)	201	12	-	37	(50)	-	(2)	9	207
Environment and remediation (ii)	65	7	6	6	(2)	(1)	(2)	2	81
Rationalisation and redundancy (iii)	25	-	-	55	(52)	-	(1)	1	28
Other (iv)	69	1	1	23	(19)	-	(7)	3	71
Total	360	20	7	121	(123)	(1)	(12)	15	387

Analysed as:
Non-current liabilities	240								253
Current liabilities	120								134
Total	360								387

(i)	This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of five years (2010: five years).

(ii)	This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii)	These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2011, €26 million (2010: €55 million; 2009: €114 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2010: three years).

(iv)	This includes provisions relating to guarantees and warranties of €13 million (2010: €20 million) throughout the Group at 31 December 2011. The Group expects that these provisions will be utilised within two years of the balance sheet date (2010: three years).

All provisions are discounted at a rate of 5% (2010: 5%; 2009: 5%), consistent with the average effective interest rate for the Group’s borrowings. The impact on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant, is €nil million (2010: €1 million; 2009: €1 million).

CRH    153

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

27. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2011 €m	2010 €m
Reported in balance sheet after offset
Deferred tax liabilities	1,492	1,693
Deferred tax assets	(290)	(385)
Net deferred income tax liability	1,202	1,308

Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations (note 28)	140	108
Revaluation of derivative financial instruments to fair value	12	16
Tax loss carryforwards	131	34
Share-based payment expense	2	2
Provisions for liabilities and working capital-related items	209	184
Other deductible temporary differences	35	41
Total	529	385

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryfowards. The amount of tax losses whose recovery is not probable and therefore not recognised in the Consolidated Balance Sheet is €376 million (2010: €235 million), the vast majority will expire post 2016 (2010: 2015).

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	1,697	1,656
Revaluation of derivative financial instruments to fair value	14	13
Rolled-over capital gains	20	24
Total	1,731	1,693

(i)	Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability
At 1 January	1,308	1,182
Translation adjustment	14	83
Net (credit)/charge for the year (note 11)	(80)	27
Arising on acquisition (note 31)	27	28
Disposal (note 5)	(9)	(11)
Movement in deferred tax asset on Group defined benefit pension obligations	(56)	(7)
Movement in deferred tax asset on share-based payment expense	-	3
Movement in deferred tax liability on cash flow hedges	(2)	3
At 31 December	1,202	1,308

154    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

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

The cumulative actuarial gains and losses attributable to the Group's defined benefit pension scheme obligations at 1 January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

Actuarial valuations - funding requirements

The funding requirements in relation to the Group's defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The dates of the actuarial valuations range from April 2008 to December 2011.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the expected rates of increase in salaries and expected inflation. In the course of preparing the funding valuations, it was assumed that the pre-retirement rate of return on investments would, on average, exceed annual salary increases by 2.5% and the post-retirement rate of return on investments would, on average, exceed annual inflation by 2% per annum.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes.

Financial assumptions - IAS 19

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

CRH    155

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Scheme liabilities

The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities as at 31 December 2011, 31 December 2010 and 31 December 2009 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2011%	2010%	2009%	2011%	2010%	2009%	2011%	2010%	2009%	2011%	2010%	2009%

Rate of increase in:
- salaries	4.00	4.00	4.00	4.00	4.40	4.50	2.25	2.25	2.25	3.50	3.50	3.50
- pensions in payment	2.00	2.00	2.00	3.00-3.40	3.40-3.70	3.50-3.70	0.25	0.25	0.50	-	-	-
Inflation	2.00	2.00	2.00	3.00	3.40	3.50	1.25	1.50	1.50	2.00	2.00	2.00
Discount rate	5.00	5.45	6.00	4.70	5.30	5.75	2.35	2.85	3.25	4.60	5.40	5.75
Medical cost trend rate	5.25	5.25	5.25	n/a	n/a	n/a	n/a	n/a	n/a	7.00	7.50	9.50

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland			Britain and Northern Ireland			Switzerland
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Current retirees
- male	22.5	20.9	20.7	22.7	22.9	22.7	19.6	18.7	18.5
- female	24.1	23.9	23.8	25.3	25.6	25.5	21.9	22.3	22.0
Future retirees
- male	25.3	22.1	21.8	24.1	24.6	24.5	19.6	18.7	18.5
- female	26.5	25.0	24.8	26.7	27.3	27.2	21.9	22.3	22.0

The above data allow for future improvements in life expectancy.

Scheme assets

The long-term rates of return expected at 31 December 2011, 31 December 2010 and 31 December 2009, determined in conjunction with the Group's actuaries and analysed by class of investment, are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2011%	2010%	2009%	2011%	2010%	2009%	2011%	2010%	2009%	2011%	2010%	2009%

Equities	7.50	7.50	8.00	7.50	7.50	8.00	6.05	6.35	6.75	7.50	7.50	8.00
Bonds	3.50	4.00	4.50	4.00	4.50	5.00	2.05	2.35	2.75	4.00	5.00	5.50
Property	6.50	6.50	7.00	6.50	6.50	7.00	4.75	4.75	4.75	6.50	6.50	7.00
Other	1.00	2.50	2.50	1.00	2.50	2.50	1.50	1.75	2.50	1.00	2.50	2.50

The methodology applied in relation to the expected return on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions listed are attributable to the fact that the bond assets held by many of the Group's schemes comprise an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not significant. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.

156    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

(a) Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2011 €m	2010 €m	2009 €m

Total defined contribution expense	134	125	139

Defined benefit
Pension schemes (funded and unfunded)	24	48	39
Long-term service commitments (unfunded)	-	-	1
Total defined benefit expense	24	48	40

Total expense in Consolidated Income Statement	158	173	179

At year-end 2011, €40 million (2010: €33 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m

Charged in arriving at Group profit before finance costs:
Current service cost	11	12	13	14	13	8	21	18	17	1	1	6	47	44	44
Past service cost	(2)	2	11	-	-	-	1	-	-	-	-	1	(1)	2	12
Profit on disposal (note 5)	-	-	-	-	-	-	-	(5)	-	-	-	-	-	(5)	-
Settlement/curtailment (gain)/loss	(13)	(1)	-	(15)	(3)	(1)	(1)	-	-	-	1	(23)	(29)	(3)	(24)
Subtotal	(4)	13	24	(1)	10	7	21	13	17	1	2	(16)	17	38	32

Included in finance revenue and finance costs respectively:
Expected return on scheme assets	(33)	(37)	(35)	(30)	(27)	(23)	(23)	(22)	(20)	(10)	(10)	(9)	(96)	(96)	(87)
Interest cost on scheme liabilities	44	47	42	30	31	24	18	17	17	11	11	12	103	106	95
Subtotal	11	10	7	-	4	1	(5)	(5)	(3)	1	1	3	7	10	8

Net charge to Consolidated Income Statement	7	23	31	(1)	14	8	16	8	14	2	3	(13)	24	48	40

Actual return on pension scheme assets	(24)	50	70	12	45	63	5	16	45	(1)	18	22	(8)	129	200

During 2011, the Group implemented changes to the terms of a number of its defined benefit pension schemes in Britain, the Eurozone and Switzerland giving rise to a gain of €29 million in the Consolidated Income Statement.

Based on the assumptions employed for the valuation of assets and liabilities at year-end 2011, the net charge in the 2012 Consolidated Income Statement is anticipated to exhibit an increase from the 2011 figure at constant exchange rates.

CRH    157

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

No reimbursement rights have been recognised as assets in accordance with IAS 19 Employee Benefits.

(b) Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31 December 2011 and 31 December 2010 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m

Equities	323	357	254	261	190	167	96	101	863	886
Bonds	196	198	225	154	240	253	58	52	719	657
Property	31	32	37	16	129	109	-	-	197	157
Other	16	23	9	9	69	77	5	6	99	115
Bid value of assets	566	610	525	440	628	606	159	159	1,878	1,815
Actuarial value of liabilities (present value)	(926)	(844)	(652)	(594)	(715)	(635)	(249)	(216)	(2,542)	(2,289)
Recoverable deficit in schemes	(360)	(234)	(127)	(154)	(87)	(29)	(90)	(57)	(664)	(474)
Related deferred income tax asset	54	37	33	43	17	6	36	22	140	108
Net pension liability	(306)	(197)	(94)	(111)	(70)	(23)	(54)	(35)	(524)	(366)

Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	57.1	58.5	48.4	59.3	30.3	27.6	60.4	63.5	45.9	48.8
Bonds	34.6	32.5	42.9	35.0	38.2	41.7	36.5	32.7	38.3	36.2
Property	5.5	5.2	7.0	3.7	20.5	18.0	-	-	10.5	8.7
Other	2.8	3.8	1.7	2.0	11.0	12.7	3.1	3.8	5.3	6.3
Total	100	100	100	100	100	100	100	100	100	100

The asset values above include €1 million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31 December 2011 (2010: €1 million).

158    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

An increase of 25 basis points in the rate of return on scheme assets would have increased scheme assets by €5 million and hence reduced the pension deficit before deferred tax to €659 million.

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m
Analysis of liabilities - funded and unfunded
Funded defined benefit pension schemes	(876)	(795)	(652)	(594)	(710)	(630)	(236)	(203)	(2,474)	(2,222)
Unfunded defined benefit pension schemes	(36)	(33)	-	-	-	-	(6)	(6)	(42)	(39)
Total - defined benefit pension schemes	(912)	(828)	(652)	(594)	(710)	(630)	(242)	(209)	(2,516)	(2,261)
Post-retirement healthcare obligations (unfunded)	(7)	(8)	-	-	-	-	(7)	(7)	(14)	(15)
Long-term service commitments (unfunded)	(7)	(8)	-	-	(5)	(5)	-	-	(12)	(13)
Actuarial value of liabilities (present value)	(926)	(844)	(652)	(594)	(715)	(635)	(249)	(216)	(2,542)	(2,289)

The impact of a reduction of 25 basis points in the discount rates applied would be as follows (with a corresponding increase in discount rates being inversely proportional):

Revised discount rate	4.75	5.20	4.45	5.05	2.10	2.60	4.35	5.15	n/a	n/a
Revised liabilities figure	(960)	(876)	(687)	(625)	(746)	(658)	(258)	(223)	(2,651)	(2,382)

Post-retirement healthcare benefits - sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 Employee Benefits is not material to the Group with materiality defined in the context of the year-end 2011 financial statements.

History of scheme assets, liabilities and actuarial gains and losses

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Bid value of assets	1,878	1,815	1,605	1,414	1,846
Actuarial value of liabilities (present value)	(2,542)	(2,289)	(2,059)	(1,828)	(1,931)
Asset limit adjustment	-	-	-	-	(10)
Recoverable deficit	(664)	(474)	(454)	(414)	(95)

Actual return less expected return on scheme assets	(104)	33	113	(477)	(61)
% of scheme assets	(5.5% )	1.8%	7.0%	(33.7% )	(3.3% )

Experience gain/(loss) arising on scheme liabilities (present value)	31	36	(13)	(15)	(25)
% of scheme liabilities (present value)	(1.2% )	(1.6% )	0.6%	0.8%	1.3%

CRH    159

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Analysis of amounts recognised in the Consolidated Statement of Comprehensive Income

	Eurozone			Britain and Northern Ireland			Switzerland				United States				Total Group
	2011 €m	2010 €m	2009 €m	2011 €€m	2010 €€ m	2009 €m	2011 €€m	2010 €€ m	2009 €€m		2011 €m	2010 €€ m		2009 €€m	2011 €€m	2010 €€ m	2009 €€m
Actual return less expected return on scheme assets	(57)	13	35	(18)	18	40	(18)	(6)	25		(11)	8		13	(104)	33	113
Experience gain/(loss) arising on scheme liabilities (present value)	23	31	(12)	4	2	(5)	5	1	7		(1)	2		(3)	31	36	(13)
Assumptions loss arising on scheme liabilities (present value)	(102)	(50)	(21)	(33)	(27)	(117)	(48)	(16)	(17)		(22)	(9)		(12)	(205)	(102)	(167)
Actuarial (loss)/gain recognised	(136)	(6)	2	(47)	(7)	(82)	(61)	(21)	15		(34)	1		(2)	(278)	(33)	(67)

Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income

Actual return less expected return on scheme assets	(57)	13	35	(18)	18	40	(18)	(6)	25		(11)	8		13	(104)	33	113
% of scheme assets	(10.1% )	2.1%	6.0%	(3.4% )	4.1%	10.4%	(2.9% )	(1.0% )	5.0%		(6.9% )	5.0%		9.8%	(5.5% )	1.8%	7.0%

Experience gain/(loss) arising on scheme liabilities (present value)	23	31	(12)	4	2	(5)	5	1	7		(1)	2		(3)	31	36	(13)
% of scheme liabilities (present value)	(2.5% )	(3.7% )	1.5%	(0.6% )	(0.3% )	(0.9% )	(0.7% )	(0.2% )	(1.3%	)	0.4%	(0.9%	)	1.6%	(1.2% )	(1.6% )	0.6%

Actuarial (loss)/gain recognised	(136)	(6)	2	(47)	(7)	(82)	(61)	(21)	15		(34)	1		(2)	(278)	(33)	(67)
% of scheme liabilities (present value)	14.7%	0.7%	(0.2% )	7.2%	1.2%	15.4%	8.5%	3.3%	(2.9%	)	13.7%	(0.5%	)	1.0%	10.9%	1.4%	3.3%

160    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Since transition to IFRS on 1 January 2004, the cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income amounts to €617 million (2010: €339 million).

Reconciliation of scheme assets (bid value)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m
At 1 January	610	584	440	384	606	504	159	133	1,815	1,605
Movement in year
Translation adjustment	-	-	16	12	17	94	5	10	38	116
Arising on acquisition (note 31)	3	-	-	-	-	26	-	-	3	26
Disposals	-	-	-	-	-	(38)	-	-	-	(38)
Settlement	-	(10)	(3)	(8)	-	-	-	-	(3)	(18)
Employer contributions paid	17	27	77	22	20	21	5	8	119	78
Contributions paid by plan participants	3	4	-	1	12	11	-	-	15	16
Benefit payments	(43)	(45)	(17)	(16)	(32)	(28)	(9)	(10)	(101)	(99)
Actual return on scheme assets	(24)	50	12	45	5	16	(1)	18	(8)	129
At 31 December	566	610	525	440	628	606	159	159	1,878	1,815

Reconciliation of actuarial value of liabilities
At 1 January	(844)	(814)	(594)	(534)	(635)	(519)	(216)	(192)	(2,289)	(2,059)
Movement in year
Translation adjustment	-	-	(20)	(17)	(18)	(99)	(7)	(14)	(45)	(130)
Arising on acquisition (note 31)	(3)	(2)	-	-	-	(27)	-	-	(3)	(29)
Disposals	-	-	-	-	-	43	-	-	-	43
Current service cost	(11)	(12)	(14)	(13)	(21)	(18)	(1)	(1)	(47)	(44)
Contributions paid by plan participants	(3)	(4)	-	(1)	(12)	(11)	-	-	(15)	(16)
Benefit payments	43	45	17	16	32	28	9	10	101	99
Past service cost	2	(2)	-	-	(1)	-	-	-	1	(2)
Interest cost on scheme liabilities	(44)	(47)	(30)	(31)	(18)	(17)	(11)	(11)	(103)	(106)
Actuarial gain/(loss) arising on:
—experience variations	23	31	4	2	5	1	(1)	2	31	36
—changes in assumptions	(102)	(50)	(33)	(27)	(48)	(16)	(22)	(9)	(205)	(102)
Settlement/curtailment	13	11	18	11	1	-	-	(1)	32	21
At 31 December	(926)	(844)	(652)	(594)	(715)	(635)	(249)	(216)	(2,542)	(2,289)

Employer contributions payable in the 2012 financial year (expressed using year-end exchange rates for 2011) are estimated at €98 million. The difference between the actual employer contributions paid of €119 million in 2011 and the expectation of €52 million included in the 2010 Annual Report is largely attributable to accelerated funding requirements in certain of the Group's schemes which could not have been anticipated at the time of preparation of the year-end 2010 financial statements. Employer contributions are reflected in the reconciliation of scheme assets as paid.

CRH    161

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves

	2011		2010
Equity Share Capital	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)
Authorised
At 1 January 2011 and 31 December 2011 (€m)	320	20	320	20
Number of Shares at 1 January 2011 and 31 December 2011 (‘000s)	1,000,000	1,000,000	1,000,000	1,000,000

Allotted, called-up and fully paid
At 1 January (€m)	230	14	227	14
Issue of scrip shares in lieu of cash dividends (iii)	3	-	3	-
At 31 December (€m)	233	14	230	14

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:
At 1 January	718,508	718,508	710,485	710,485
Issue of scrip shares in lieu of cash dividends (iii)	9,389	9,389	8,023	8,023
At 31 December	727,897	727,897	718,508	718,508

(i)	The Ordinary Shares represent 93.67% of the total issued share capital.

(ii)	The Income Shares, which represent 5.85% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

Share schemes

The aggregate number of shares which may be committed for issue in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 10% of the issued Ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company’s share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 8 to the financial statements and on pages 86 to 89 of the Report on Directors’ Remuneration.

	Number of Shares
	2011	2010
Options exercised during the year (satisfied by the reissue of Treasury Shares)	248,806	2,680,751

Share participation schemes

As at 31 December 2011, 7,118,587 (2010: 7,079,443) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2011, the appropriation of 39,144 shares was satisfied by the reissue of Treasury Shares (2010: 300,974). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 8.

162    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves continued

Performance Share Plan

In accordance with the terms of the Performance Share Plan (see note 8), Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	Number of Shares
	2011	2010

At 1 January	163,226	462,753
Released by the Employee Benefit Trust to the participants of the Performance Share Plan*	(163,226)	(299,527)
At 31 December	-	163,226

The nominal value of own shares, on which dividends have been waived by the Trustees of the Performance Share Plan, amounted to €nil million at 31 December 2011 (2010: €0.06 million).

*	In addition to the 163,226 Ordinary Shares referred to above, a further 150,330 Ordinary Shares were acquired by the Employee Benefit Trust by way of the reissue of Treasury Shares by CRH plc to satisfy the release of shares in respect of the 2008 award under the Performance Share Plan.

(iii) Issue of scrip shares in lieu of cash dividends

	Number of Shares			Price per Share
	2011	2010	2009	2011	2010	2009
May 2011 - Final 2010 dividend (2010: Final 2009 dividend; 2009: Final 2008 dividend)	6,950,139	7,308,591	6,588,110	€15.35	€17.86	€13.83
October 2011 - Interim 2011 dividend (2010: Interim 2010 dividend; 2009: Interim 2009 dividend)	2,438,854	714,402	3,307,480	€11.50	€12.76	€17.20
Total	9,388,993	8,022,993	9,895,590

Preference Share Capital	5% Cumulative Preference Shares of €1.27 each (iv)		7% 'A' Cumulative Preference Shares of €1.27 each (v)
	Number of Shares ('000s)	€m	Number of Shares ('000s)	€m
Authorised
At 1 January 2011 and 31 December 2011	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2011 and 31 December 2011	50	-	872	1

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(iv)	The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital.

(v)	The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% ‘A' Cumulative Preference Shares represent 0.45% of the total issued share capital.

CRH    163

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves continued

Treasury Shares/own shares

	2011 €m	2010 €m

At 1 January	(199)	(279)
Treasury/own shares reissued	16	80
At 31 December	(183)	(199)

As at the balance sheet date, the total number of Treasury Shares held was 8,919,195 (2010: 9,357,475); the nominal value of these shares was €3 million (2010: €3 million). During the year ended 31 December 2011, 287,950 shares were reissued (2010: 2,981,725) to satisfy exercises and appropriations under the Group's share option and share participation schemes (see above). In addition, 150,330 shares were reissued to the CRH plc Employee Benefit Trust in connection with the release of the award under the Performance Share Plan (see above). These reissued Treasury Shares were previously purchased at an average price of €24.17 (2010: €23.87). No Treasury Shares were purchased during the year ended 31 December 2011 (2010: nil).

Reconciliation of shares issued to proceeds shown in the Consolidated Statement of Cash Flows

	2011 €m	2010 €m	2009 €m
Shares issued at nominal amount:
- shares issued in respect of Rights Issue	-	-	52
- scrip shares issued in lieu of cash dividends	3	3	3
Premium on shares issued	132	137	1,370
Total value of shares issued	135	140	1,425
Issue of scrip shares in lieu of cash dividends (note 12)	(135)	(140)	(148)
Proceeds from issue of shares	-	-	1,277
Expenses paid in respect of share issues	-	-	(40)
Net proceeds from issue of shares - Consolidated Statement of Cash Flows	-	-	1,237

Share Premium

	2011 €m	2010 €m

At 1 January	3,915	3,778
Premium arising on shares issued	132	137
At 31 December	4,047	3,915

164    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

30. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2011 €m	2010 €m	2009 €m
Within one year	251	257	230
After one year but not more than five years	615	595	506
More than five years	384	415	358
	1,250	1,267	1,094

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

31. Business Combinations and Acquisitions of Joint Ventures

The principal acquisitions completed during the year ended 31 December 2011 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary below:

Europe Materials: Belgium: VVM Group (2 August); Finland: Karvian Betoni and Kauhajoen Valmisbetoni (24 October); Portugal: Lafarge Portugal aggregates and readymixed concrete business (49%, JV, 30 June); Ukraine: Lviv Beton (23 May) and Odessa Cement (51%, 21 December).

Europe Products: Australia: Unicon (18 March); Belgium: Juma (25 January); France: Poussard (1 July); the Netherlands: Hylas (30 March).

Europe Distribution: Belgium: Sani Perfect (75%, 28 January), Sanibel (21 November) and Schrauwen (20 December); France: Ploton (45%, JV, 1 February); the Netherlands: assets of the De Jong group (28 November).

Americas Materials: Colorado: Isgar Reserves (16 August); Michigan: National Asphalt Products (50%, 4 May); Minnesota: New Ulm Quartzite Quarries (22 July); Mississippi: JJ Ferguson (15 February); Missouri: Everett Quarries (15 July); New Hampshire: Columbia Sand & Gravel (27 May); New Jersey: North Bergen Companies (1 August); New Mexico: readymixed concrete and sand & gravel assets of Sky Ute (15 April, also Colorado); Ohio: Sidwell reserves (18 January) and Cunningham Asphalt and Paving (30 December); Oklahoma: limestone reserves in Tulsa (24 October); Pennsylvania: Powers Stone (18 November); Texas: assets of Austin Reclaimed Materials and Shumaker Enterprises (4 February), Ironhorse Concrete (3 June) and Lindsey Contractors (4 November); Utah: Marriott reserves (4 February); Virginia: Piedmont JV (50%, 8 April) and Southside Materials JV (50%, 29 April); West Virginia: Central Supply (30 September).

Americas Products: Québec: Transpavé (3 May); Florida: Duratek Precast Structures (13 April); Indiana: Rogers Block (22 July); Massachusetts: Outdoor World (15 December).

Americas Distribution: Georgia: American Wholesale Building Supply (14 September); Hawaii: Pacific Source (13 September); Michigan: Astro Building Products (22 June); Minnesota: United Products (19 December, also Nebraska, North Dakota, South Dakota and Wisconsin); Pennsylvania: Ivan Supply (27 October); Texas: Austin Acoustical Materials (24 June).

CRH    165

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2011 €m	2010 € m	2009 € m

Assets
Non-current assets
Property, plant and equipment	339	321	110
Intangible assets	29	45	2
Investments in associates	-	4	-
Other financial assets	-	2	-
Deferred income tax assets	2	1	4
Total non-current assets	370	373	116

Current assets
Inventories	53	92	11
Trade and other receivables (i)	62	80	22
Cash and cash equivalents	24	33	4
Total current assets	139	205	37

Liabilities
Non-current liabilities
Deferred income tax liabilities	(29)	(29)	(2)
Retirement benefit obligations	-	(3)	-
Provisions for liabilities (stated at net present cost)	(14)	(6)	(1)
Non-current interest-bearing loans and borrowings and finance leases	(33)	(10)	(2)
Total non-current liabilities	(76)	(48)	(5)

Current liabilities
Trade and other payables	(49)	(64)	(14)
Current income tax liabilities	-	(6)	-
Provisions for liabilities (stated at net present cost)	(1)	(1)	-
Current interest-bearing loans and borrowings and finance leases	(14)	(27)	(1)
Total current liabilities	(64)	(98)	(15)

Total identifiable net assets at fair value	369	432	133

Goodwill arising on acquisition (ii)	207	82	64

Excess of fair value of identifiable net assets over consideration paid (ii)	(5)	-	-

Non-controlling interests*	2	(6)	(4)

Associate becoming a subsidiary	-	-	(7)
Total consideration	573	508	186

Consideration satisfied by:
Cash payments	531	469	178
Deferred consideration (stated at net present cost)	14	26	7
Contingent consideration (iii)	28	(3)	1
	573	492	186
Profit on step acquisition	-	16	-
Total consideration	573	508	186
* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

Net cash outflow arising on acquisition
Cash consideration	531	469	178
Less: cash and cash equivalents acquired	(24)	(33)	(4)
Total	507	436	174

166    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

None of the acquisitions completed during the financial years 2011, 2010 or 2009 were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i)	The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €65 million (2010: €83 million). The fair value of these receivables is €62 million (all of which is expected to be recoverable) (2010: €80 million) and is inclusive of an aggregate allowance for impairment of €3 million (2010: €3 million).

(ii)	The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €82 million of the goodwill recognised in respect of acquisitions completed in 2011 is expected to be deductible for tax purposes (2010: €46 million). An excess of fair value of identifiable net assets over consideration of €5 million arose during the year and is included in operating income in note 3.

(iii)	The fair value of contingent consideration recognised at date of acquisition is €28 million, arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition dates. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €13 million to a maximum of €53 million. There have been no significant changes in the possible outcomes of contingent consideration recognised on acquisitions completed in 2010.

Acquisition-related costs amounting to €3 million (2010: €3 million) have been included in operating costs in the Consolidated Income Statement (note 3).

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

CRH    167

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustments €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value € m
Non-current assets	221	151	-	(2)	370
Current assets	146	-	(1)	(6)	139
Non-current liabilities	(56)	(23)	-	3	(76)
Current liabilities	(71)	-	-	7	(64)
Non-controlling interests	-	-	-	2	2
Identifiable net assets acquired	240	128	(1)	4	371
Goodwill arising on acquisition (see ii above)	327	(128)	1	2	202
Total consideration	567	-	-	6	573

The equivalent disclosure for 2010 is as follows:
Non-current assets	251	117	(1)	6	373
Current assets	195	8	-	2	205
Non-current liabilities	(50)	3	-	(1)	(48)
Current liabilities	(84)	(9)	-	(5)	(98)
Non-controlling interests	(6)	-	-	-	(6)
Identifiable net assets acquired	306	119	(1)	2	426
Goodwill arising on acquisition	191	(103)	1	(7)	82
Total consideration (including profit on step acquisition)	497	16	-	(5)	508

The equivalent disclosure for 2009 is as follows:

Non-current assets	87	28	-	1	116
Current assets	37	1	-	(1)	37
Non-current liabilities	(4)	(1)	-	-	(5)
Current liabilities	(16)	1	-	-	(15)
Non-controlling interests	-	(4)	-	-	(4)
Identifiable net assets acquired	104	25	-	-	129
Associate becoming a subsidiary	(7)	-	-	-	(7)
Goodwill arising on acquisition	91	(25)	-	(2)	64
Total consideration	188	-	-	(2)	186

The following table analyses the 43 acquisitions (2010: 28 acquisitions; 2009: 14 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments

	Number of Acquisitions			Goodwill			Consideration**
	2011	2010	2009	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m

Europe Materials	5	5	2	99	3	2	213	102	11
Europe Products	4	-	-	4	-	-	9	-	-
Europe Distribution	5	2	1	8	34	4	26	146	12
Americas Materials	19	18	10	55	42	60	214	238	164
Americas Products	4	2	-	5	8	-	28	24	-
Americas Distribution	6	1	1	29	2	-	77	3	1
Group totals	43	28	14	200	89	66	567	513	188

**	Includes profit on step acquisition in 2010

168    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2011 €m	2010 €m	2009 €m
Revenue	157	174	43
Cost of sales	(111)	(131)	(35)
Gross profit	46	43	8
Operating costs	(30)	(29)	(5)
Group operating profit	16	14	3
Loss on disposals	(1)	-	-
Profit before finance costs	15	14	3
Finance costs (net)	(4)	(2)	(1)
Profit before tax	11	12	2
Income tax expense	(3)	(3)	(1)
Group profit for the financial year	8	9	1

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2011
	2011 acquisitions €m	CRH Group excluding 2011 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2010 € m
Revenue	465	17,924	18,389	17,749
Group profit for the financial year	11	589	600	462

The equivalent disclosure for 2010 is as follows:

	Pro-forma 2010
	2010 acquisitions €m	CRH Group excluding 2010 acquisitions €m	Pro-forma consolidated Group € m	Pro-forma 2009 € m
Revenue	750	16,999	17,749	17,518
Group profit for the financial year	32	430	462	616

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

CRH    169

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 104 to 117. The Group's principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 to this Annual Report.

Sales to and purchases from joint ventures are immaterial in the context of the year-end 2011 financial statements. Loans extended by the Group to joint ventures and associates (see note 16) are included in financial assets (whilst the Group's share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group's interests in these entities). Sales to and purchases from associates during the financial year ended 31 December 2011 amounted to €25 million (2010: €27 million; 2009: €17 million) and €488 million (2010: €479 million; 2009: €458 milion) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm's-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 16) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company.

Key management remuneration amounted to:

	2011 €m	2010 €m	2009 €m
Short-term benefits	6	6	6
Post-employment benefits	2	2	2
Share-based payments (i)	2	2	2
Total	10	10	10

(i)	Calculated in accordance with the principles disclosed in note 8.

Other than these compensation entitlements, there were no other transactions involving key management personnel.

170    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information

The following consolidating information presents Condensed Balance Sheets as at 31 December 2011 and 2010 and Condensed Group Income Statements and Group Cash Flows for the years ended 31 December 2011, 2010 and 2009 of the Company and CRH America, Inc. ("CRHA") as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is 100% owned by the company. The Guarantees of the guarantor are full and unconditional.

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2011

	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	8,936	-	8,936
Intangible assets	-	-	4,488	-	4,488
Subsidiaries	5,733	124	1,682	(7,539)	-
Investments accounted for using the equity method	-	-	948	-	948
Advances to subsidiaries and parent undertakings	-	3,839	-	(3,839)	-
Other financial assets	-	-	239	-	239
Derivative financial instruments	-	122	59	-	181
Deferred income tax assets	-	-	290	-	290
Total non-current assets	5,733	4,085	16,642	(11,378)	15,082

Current assets
Inventories	-	-	2,286	-	2,286
Trade and other receivables	-	-	2,663	-	2,663
Advances to subsidiaries and parent undertakings	6,494		1,881	(8,375)	-
Current income tax recoverable	-	-	8	-	8
Derivative financial instruments	-	9	15	-	24
Liquid investments	-	-	29	-	29
Cash and cash equivalents	167	962	166	-	1,295
Total current assets	6,661	971	7,048	(8,375)	6,305
Total assets	12,394	5,056	23,690	(19,753)	21,387
EQUITY
Equity share capital	247	-	-	-	247
Preference share capital	1	-	-	-	1
Share premium account	4,047	1,747	262	(2,009)	4,047
Treasury Shares and own shares	(183)	-	-	-	(183)
Other reserves	168	-	168	(168)	168
Foreign currency translation reserve	(119)	-	-	-	(119)
Retained income	6,348	(298)	5,660	(5,362)	6,348
Capital and reserves attributable to the Company’s equity holders	10,509	1,449	6,090	(7,539)	10,509
Non-controlling interests	-	-	74	-	74
Total equity	10,509	1,449	6,164	(7,539)	10,583

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	3,207	1,256	-	4,463
Derivative financial instruments	-	-	20	-	20
Deferred income tax liabilities	-	-	1,492	-	1,492
Trade and other payables	-	-	204	-	204
Advances from subsidiary and parent undertakings	-	-	3,839	(3,839)	-
Retirement benefit obligations	-	-	664	-	664
Provisions for liabilities	-	-	252	-	252
Total non-current liabilities	-	3,207	7,727	(3,839)	7,095

Current liabilities
Trade and other payables	-	44	2,814	-	2,858
Advances from subsidiary and parent undertakings	1,881	-	6,494	(8,375)	-
Current income tax liabilities	1	-	200	-	201
Interest-bearing loans and borrowings	3	356	160	-	519
Derivative financial instruments	-	-	10	-	10
Provisions for liabilities	-	-	121	-	121
Total current liabilities	1,885	400	9,799	(8,375)	3,709
Total liabilities	1,885	3,607	17,526	(12,214)	10,804
Total equity and liabilities	12,394	5,056	23,690	(19,753)	21,387

CRH    171

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2010

	CRH € m	CRHA € m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries € m

ASSETS
Non-current assets
Property, plant and equipment	-	-	8,892	-	8,892
Intangible assets	-	-	4,305	-	4,305
Subsidiaries	5,306	120	1,682	(7,108)	-
Investments accounted for using the equity method	-	-	1,037	-	1,037
Advances to subsidiaries and parent undertakings	-	3,742	-	(3,742)	-
Other financial assets	-	-	149	-	149
Derivative financial instruments	-	155	39	-	194
Deferred income tax assets	-	35	350	-	385
Total non-current assets	5,306	4,052	16,454	(10,850)	14,962
Current assets
Inventories	-	-	2,187	-	2,187
Trade and other receivables	-	-	2,419	-	2,419
Advances to subsidiaries and parent undertakings	6,519	-	1,655	(8,174)	-
Current income tax recoverable	-	-	112	-	112
Derivative financial instruments	-	-	14	-	14
Liquid investments	-	-	37	-	37
Cash and cash equivalents	163	1,334	233	-	1,730
Total current assets	6,682	1,334	6,657	(8,174)	6,499
Total assets	11,988	5,386	23,111	(19,024)	21,461
EQUITY
Equity share capital	244	-	-	-	244
Preference share capital	1	-	-	-	1
Share premium account	3,915	1,747	155	(1,902)	3,915
Treasury Shares and own shares	(199)	-	-	-	(199)
Other reserves	147	-	147	(147)	147
Foreign currency translation reserve	(226)	-	-	-	(226)
Retained income	6,446	(315)	5,374	(5,059)	6,446
Capital and reserves attributable to the Company's equity holders	10,328	1,432	5,676	(7,108)	10,328
Non-controlling interests	-	-	83	-	83
Total equity	10,328	1,432	5,759	(7,108)	10,411
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	3,453	1,242	-	4,695
Derivative financial instruments	-	-	33	-	33
Deferred income tax liabilities	-	-	1,693	-	1,693
Trade and other payables	-	-	163	-	163
Advances from subsidiary and parent undertakings	-	-	3,742	(3,742)	-
Retirement benefit obligations	-	-	474	-	474
Provisions for liabilities	-	-	253	-	253
Total non-current liabilities	-	3,453	7,600	(3,742)	7,311
Current liabilities
Trade and other payables	-	40	2,646	-	2,686
Advances from subsidiary and parent undertakings	1,655	-	6,519	(8,174)	-
Current income tax liabilities	1	-	198	-	199
Interest-bearing loans and borrowings	4	461	201	-	666
Derivative financial instruments	-	-	54	-	54
Provisions for liabilities	-	-	134	-	134
Total current liabilities	1,660	501	9,752	(8,174)	3,739
Total liabilities	1,660	3,954	17,352	(11,916)	11,050
Total equity and liabilities	11,988	5,386	23,111	(19,024)	21,461

172    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2011
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
Revenue	-	-	18,081	-	18,081
Cost of sales	-	-	(13,179)	-	(13,179)
Gross profit	-	-	4,902	-	4,902
Operating income/(costs)	39	-	(4,070)	-	(4,031)
Group operating profit	39	-	832	-	871
Profit on disposals	14	-	41	-	55
Profit before finance costs	53	-	873	-	926
Finance costs	-	(294)	(273)	305	(262)
Finance income	-	305	33	(305)	33
Other financial expense	-	-	(28)	-	(28)
Share of subsidiaries’ profit before tax	609	4	-	(613)	-
Group share of associates’ profit after tax	42	-	42	(42)	42
Profit before tax	704	15	647	(655)	711
Income tax expense	(114)	(39)	(75)	114	(114)
Group profit for the financial year	590	(24)	572	(541)	597

Profit attributable to:
Equity holders of the Company	590	(24)	565	(541)	590
Non-controlling interests	-	-	7	-	7
Group profit for the financial year	590	(24)	572	(541)	597

CRH    173

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2010
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries € m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
Revenue	-	-	17,173	-	17,173
Cost of sales	-	-	(12,363)	-	(12,363)
Gross profit	-	-	4,810	-	4,810
Operating income/(costs)	15	-	(4,127)	-	(4,112)
Group operating profit	15	-	683	-	698
Profit on disposals	-	-	55	-	55
Profit before finance costs	15	-	738	-	753
Finance costs	-	(364)	(394)	378	(380)
Finance income	-	378	133	(378)	133
Other financial expense	-	-	-	-	-
Share of subsidiaries’ profit before tax	484	20	-	(504)	-
Group share of associates’ profit after tax	28	-	28	(28)	28
Profit before tax	527	34	505	(532)	534
Income tax expense	(95)	(4)	(91)	95	(95)
Group profit for the financial year	432	30	414	(437)	439

Profit attributable to:	-
Equity holders of the Company	432	30	407	(437)	432
Non-controlling interests	-	-	7	-	7
Group profit for the financial year	432	30	414	(437)	439

174    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2009
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries € m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
Revenue	-	-	17,373	-	17,373
Cost of sales	-	-	(12,510)	-	(12,510)
Gross profit	-	-	4,863	-	4,863
Operating costs	10	-	(3,918)	-	(3,908)
Group operating profit	10	-	945	-	955
Profit on disposals	-	-	26	-	26
Profit before finance costs	10	-	971	-	981
Finance costs	-	(20)	(277)	-	(297)
Finance income	-	-	-	-	-
Other financial expense	-	-	-	-	-
Share of subsidiaries' profit before tax	668	30	-	(698)	-
Group share of associates' profit after tax	48	-	48	(48)	48
Profit before tax	726	10	742	(746)	732
Income tax expense	(134)	21	(155)	134	(134)
Group profit for the financial year	592	31	587	(612)	598

Profit attributable to:
Equity holders of the Company	592	31	581	(612)	592
Non-controlling interests	-	-	6	-	6
Group profit for the financial year	592	31	587	(612)	598

CRH    175

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2011
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
Cash flows from operating activities
Profit before tax	704	15	647	(655)	711
Finance costs (net)	-	(11)	268	-	257
Group share of subsidiaries' profit before tax	(609)	(4)	-	613	-
Group share of associates' profit after tax	(42)	-	(42)	42	(42)
Profit on disposals	(14)	-	(41)	-	(55)
Group operating profit	39	-	832	-	871
Depreciation charge (including impairments)	-	-	742	-	742
Amortisation of intangible assets (including impairments)	-	-	43	-	43
Share-based payment expense	-	-	21	-	21
Other movements	-	-	(109)	-	(109)
Net movement on working capital and provisions	-	3	(214)	-	(211)
Cash generated from operations	39	3	1,315	-	1,357
Interest paid (including finance leases)	-	(294)	(250)	305	(239)
Decrease in liquid investments	-	-	4	-	4
Corporation tax paid	-	(5)	(91)	-	(96)
Net cash inflow/(outflow) from operating activities	39	(296)	978	305	1,026
Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	17	-	425	-	442
Interest received	-	305	32	(305)	32
Dividends received from associates	-	-	20	-	20
Purchase of property, plant and equipment	-	-	(576)	-	(576)
Advances from/(to) subsidiary and parent undertakings	253	24	(277)	-	-
Acquisition of subsidiaries and joint ventures (net of cash acquired)	-	-	(507)	-	(507)
Other investments and advances	-	-	(24)	-	(24)
Deferred and contingent acquisition consideration paid	-	-	(21)	-	(21)
Net cash inflow/(outflow) from investing activities	270	329	(928)	(305)	(634)
Cash flows from financing activities
Proceeds from exercise of share options	6	-	-	-	6
Acquisition of non-controlling interests	-	-	(11)	-	(11)
Increase in interest-bearing loans, borrowings and finance leases	-	-	101	-	101
Net cash flow arising from derivative financial instruments	-	27	(90)	-	(63)
Repayment of interest-bearing loans, borrowings and finance leases	(1)	(446)	(105)	-	(552)
Dividends paid to equity holders of the Company	(310)	-	-	-	(310)
Dividends paid to non-controlling interests	-	-	(9)	-	(9)
Net cash outflow from financing activities	(305)	(419)	(114)	-	(838)
Increase/(decrease) in cash and cash equivalents	4	(386)	(64)	-	(446)
Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	163	1,334	233	-	1,730
Translation adjustment	-	14	(3)	-	11
Increase/(decrease) in cash and cash equivalents	4	(386)	(64)	-	(446)
Cash and cash equivalents at 31 December	167	962	166	-	1,295

176    CRH

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2010
	CRH	CRHA	Non-Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	€m	€m	€m	€m	€m

Cash flows from operating activities
Profit before tax	527	34	505	(532)	534
Finance costs (net)	-	(14)	261	-	247
Group share of subsidiaries’ profit before tax	(484)	(20)	-	504	-
Group share of associates’ profit after tax	(28)	-	(28)	28	(28)
Profit on disposals	-	-	(55)	-	(55)
Group operating profit	15	-	683	-	698
Depreciation charge (including impairments)	-	-	786	-	786
Amortisation of intangible assets (including impairments)	-	-	131	-	131
Share-based payment expense	-	-	19	-	19
Other movements	-	-	(35)	-	(35)
Net movement on working capital and provisions	-	(14)	156	-	142
Cash generated from operations	15	(14)	1,740	-	1,741
Interest paid (including finance leases)	-	(364)	(297)	378	(283)
Decrease in liquid investments	-	-	33	-	33
Corporation tax paid	1	-	(101)	-	(100)
Net cash inflow/(outflow) from operating activities	16	(378)	1,375	378	1,391

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	-	-	188	-	188
Interest received	-	378	35	(378)	35
Dividends received from associates	-	-	51	-	51
Purchase of property, plant and equipment	-	-	(466)	-	(466)
Advances from/(to) subsidiary and parent undertakings	246	1,475	(1,721)	-	-
Acquisition of subsidiaries and joint ventures (net of cash acquired)	-	-	(436)	-	(436)
Other investments and advances	-	-	(67)	-	(67)
Deferred and contingent acquisition consideration paid	-	-	(27)	-	(27)
Increase in finance-related receivables	-	-	115	-	115
Net cash inflow/(outflow) from investing activities	246	1,853	(2,328)	(378)	(607)

Cash flows from financing activities
Proceeds from exercise of share options	45	-	-	-	45
Acquisition of non-controlling interests	-	-	(2)	-	(2)
Increase in interest-bearing loans, borrowings and finance leases	-	(195)	761	-	566
Net cash flow arising from derivative financial instruments	-	65	17	-	82
Repayment of interest-bearing loans, borrowings and finance leases	2	-	(887)	-	(885)
Dividends paid to equity holders of the Company	(298)	-	-	-	(298)
Dividends paid to non-controlling interests	-	-	(6)	-	(6)
Net cash outflow from financing activities	(251)	(130)	(117)	-	(498)
Increase/(decrease) in cash and cash equivalents	11	1,345	(1,070)	-	286

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	152	-	1,220	-	1,372
Translation adjustment	-	(11)	83	-	72
Increase/(decrease) in cash and cash equivalents	11	1,345	(1,070)	-	286
Cash and cash equivalents at 31 December	163	1,334	233	-	1,730

CRH    177

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2009
	CRH € m	CRHA € m	Non-Guarantor Subsidiaries € m	Eliminate and Reclassify € m	CRH and Subsidiaries € m

Cash flows from operating activities
Profit before tax	726	10	742	(746)	732
Finance costs (net)	-	20	277	-	297
Group share of subsidiaries' profit before tax	(668)	(30)	-	698	-
Group share of associates' profit after tax	(48)	-	(48)	48	(48)
Profit on disposals	-	-	(26)	-	(26)
Group operating profit	10	-	945	-	955
Depreciation charge (including impairments)	-	-	794	-	794
Amortisation of intangible assets (including impairments)	-	-	54	-	54
Share-based payment expense	(13)	-	41	-	28
Other movements	-	-	(37)	-	(37)
Net movement on working capital and provisions	-	(25)	765	-	740
Cash generated from operations	(3)	(25)	2,562	-	2,534
Interest paid (including finance leases)	-	(428)	(274)	408	(294)
Decrease in liquid investments	-	-	65	-	65
Corporation tax paid	(2)	-	(102)	-	(104)
Net cash (outflow)/inflow from operating activities	(5)	(453)	2,251	408	2,201

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	-	-	103	-	103
Interest received	-	408	31	(408)	31
Dividends received from associates	-	-	38	-	38
Purchase of property, plant and equipment	-	-	(532)	-	(532)
Advances (to)/from subsidiary and parent undertakings	(1,050)	92	958	-	-
Acquisition of subsidiaries and joint ventures (net of cash acquired)	-	-	(174)	-	(174)
Other investments and advances	-	-	(244)	-	(244)
Deferred and contingent acquisition consideration paid	-	-	(37)	-	(37)
Increase in finance-related receivables	-	-	(115)	-	(115)
Net cash (outflow)/inflow from investing activities	(1,050)	500	28	(408)	(930)

Cash flows from financing activities
Proceeds from issue of shares (net)	1,237	-	-	-	1,237
Proceeds form exercise of share options	60	-	-	-	60
Increase in interest-bearing loans, borrowings and finance leases	-	-	757	-	757
Net cash inflow arising from derivative financial instruments	-	147	(131)	-	16
Treasury/own shares purchased	(2)	-	-	-	(2)
Repayment of interest-bearing loans, borrowings and finance leases	1	(236)	(2,266)	-	(2,501)
Dividends paid to equity holders of the Company	(238)	-	-	-	(238)
Dividends paid to non-controlling interests	-	-	(7)	-	(7)
Net cash inflow/(outflow) from financing activities	1,058	(89)	(1,647)	-	(678)
Increase/(decrease) in cash and cash equivalents	3	(42)	632	-	593

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	149	42	608	-	799
Translation adjustment	-	-	(20)	-	(20)
Increase/(decrease) in cash and cash equivalents	3	(42)	632	-	593
Cash and cash equivalents at 31 December	152	-	1,220	-	1,372

34. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 100 to 178 in respect of the year ended 31 December 2011 on 28 March 2012.

178    CRH

Shareholder Information

CRH    179

SHAREHOLDER INFORMATION

Shareholder Information

SHAREHOLDER INFORMATION

Stock Exchange Listings

CRH has a premium listing on the London Stock Exchange. CRH’s listing on the Irish Stock Exchange was re-classified from primary to secondary on 6 December 2011. As the Company retained its premium listing on the London Stock Exchange, the re-classification has no material effect on the shareholder rights and investor protections applicable to an interest in CRH.

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

The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Ordinary Shares in euro on the Irish Stock Exchange from 2007 through 23 March 2012 and in Sterling on the London Stock Exchange from 6 December 2011 as the London Stock Exchange became CRH’s sole premium listing on that date. The table also sets forth, for the same periods, the high and low closing sale prices for the ADSs on the NYSE.

	Sterling per Ordinary Share*				Euro per Ordinary Share*				US Dollars per ADS*
	High		Low		High		Low		High	Low
Calendar Year
2007					€34.44		€19.76		$48.01	$29.30
2008					€24.50		€12.44		$37.78	$15.73
2009					€20.70		€11.50		$30.53	$17.37
2010					€22.00		€11.51		$29.43	$14.77
2011	£12.80	(i)	£11.09	(i)	€17.00	(ii)	€10.50	(ii)	$24.95	$14.38

2010
First Quarter					€19.52		€16.42		$28.48	$22.65
Second Quarter					€22.00		€16.73		$29.44	$20.79
Third Quarter					€17.18		€11.51		$22.16	$14.76
Fourth Quarter					€15.94		€11.64		$21.03	$16.26

2011
First Quarter					€17.00		€14.30		$23.60	$18.58
Second Quarter					€16.75		€14.05		$24.95	$20.22
Third Quarter					€15.48		€10.50		$22.56	$14.38
Fourth Quarter	£12.80	(i)	£11.09	(i)	€15.36	(ii)	€11.32	(ii)	$20.22	$15.21

Recent Months
September 2011					€12.60		€10.50		$17.85	$14.38
October 2011					€14.16		€11.32		$20.22	$15.21
November 2011					€14.25		€12.07		$19.15	$16.31
December 2011	£12.80	(i)	£11.09	(i)	€15.36	(ii)	€13.18	(ii)	$19.82	$17.13
January 2012	£13.40		£12.06		€16.20		€14.62		$20.89	$18.71
February 2012	£13.77		£12.76		€16.22		€15.15		$21.69	$19.85
March 2012 (through 23 March 2012)	£14.09		£12.63		€16.79		€15.09		$22.20	$19.93

*	Ordinary Share and ADS data for 2007 and 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.
(i)	The Sterling high and low closing prices displayed, based on the London Stock Exchange, are only for the period from 6 December 2011, from which date it became the sole premium listing.
(ii)	The euro high and low closing prices displayed are for the entire period shown and based on the Irish Stock Exchange. On 6 December 2011, the listing was re-classified from primary to secondary. The high and low euro closing prices only for the period to 6 December 2011 were: €17.00 and €10.50 for 2011; €14.30 and €11.32 for the fourth quarter of 2011; and €14.30 and €14.05 for December 2011.

For further information on CRH shares see note 29 to the Consolidated Financial Statements.

180    CRH

Shareholder Information

SHAREHOLDER INFORMATION

Ownership of Ordinary Shares

Shareholdings as at 31 December 2011

Geographic Location*	Number of shares held ’000s	% of total
Europe/Other	146,313	20.10
Ireland	41,855	5.75
North America	312,722	42.96
Retail	74,586	10.25
United Kingdom	143,502	19.71
Treasury	8,919	1.23
	727,897	100

*	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of Shareholders	% of total	Number of shares held ’000s	% of total
1 - 1,000	16,106	58.93	5,759	0.79
1,001 - 10,000	9,566	35.00	27,888	3.83
10,001 - 100,000	1,254	4.59	33,105	4.55
100,001 - 1,000,000	319	1.17	107,144	14.72
Over 1,000,000	85	0.31	554,001	76.11
	27,330	100	727,897	100

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal person severally or jointly. The major shareholders do not have different voting rights. As at 31 December 2011, the Company had received notification of the following interests in its Ordinary share capital:

	31 December 2011		31 December 2010		31 December 2009
Name	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end
BlackRock, Inc.*	28,961,677	4.02%	28,235,082	3.98%	-	-
Capital Group International	-	-	-	-	20,863,228	2.98%
Capital Research and Management Company (CRMC)**	69,367,916	9.64%	77,242,667	10.89%	34,997,266	5.01%
The Growth Fund of America (GFA)**	-	-	-	-	28,597,372	4.09%
Harbor International Fund	21,999,275	3.05%	-	-	-	-
Norges Bank (The Central Bank of Norway)	21,543,277	2.99%	21,707,149	3.06%	-	-
Templeton Global Advisors Limited*	21,503,171	2.99%	-	-	-	-
UBS AG	26,380,604	3.66%	26,380,604	3.72%	26,380,604	3.77%

*	BlackRock, Inc. and Templeton Global Advisors Limited have advised that their interests in CRH shares arise by reason of discretionary investment management arrangements entered into by them or their subsidiaries.

**	In early 2010, CRMC advised the Company that, with effect from 1 January 2010, it had been granted proxy voting authority by various Capital Group funds, including GFA, which previously voted independently from CRMC.

On 22 March 2012, CRMC advised the Company that its holding of shares was 64,159,830 shares (8.91%). As of 23 March 2012, the Company has not been advised of any other changes in the holdings set out above.

CRH    181

Shareholder Information

SHAREHOLDER INFORMATION

Purchases of Equity Securities by the Issuer and Affiliated Persons

There were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2011.

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

The following table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the FRB Noon Buying Rate on the date of payment. The final dividend, if approved at the forthcoming Annual General Meeting of shareholders to be held on 9 May 2012, will be paid on 14 May 2012 and will bring the full year dividend for 2011 to 62.50 cent, with dividend cover of 1.3 times. The proposed final dividend has been translated using the FRB Noon Buying Rate on 23 March 2012.

	Euro cent per ordinary share[a]				Translated into US cents per ADS[a]
Years ended 31 December	Interim	Final		Total	Interim	Final	Total
2007	18.03	43.28		61.31	26.11	66.69	92.80
2008	18.48	43.74		62.22	23.44	59.43	82.87
2009	18.50	44.00		62.50	27.46	58.79	86.25
2010	18.50	44.00		62.50	25.64	62.23	87.87
2011	18.50	44.00	[b]	62.50	25.43	58.36	83.79

a	Dividend per share amounts for 2007 and 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.
b	Proposed

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

182    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

2000 Share Option Schemes

At the Annual General Meeting held on 3 May 2000 (the “Adoption Date”), shareholders approved the adoption of Share Option Schemes (the “2000 Share Option Schemes”) to replace schemes which were approved in May 1990. The 2000 Share Option Schemes were replaced by new schemes in May 2010 (see below).

There are two elements to the 2000 Share Option Schemes, a “basic tier” and a “second tier”.

Details of the performance criteria applicable to basic and second tier options granted under the 2000 Share Option Schemes in the 10 years following the Adoption Date are contained in the Report on Directors’ Remuneration on page 96.

Options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant for the basic tier and five years for the second tier. Benefits under the schemes are not pensionable. Shares issued (whether by way of the allotment of new shares or the reissue of Treasury Shares) in connection with exercises of options granted under the 2000 Share Option Schemes will rank pari passu in all respects with the Ordinary and Income shares of the Company.

2010 Share Option Schemes

At the Annual General Meeting held on 5 May 2010, shareholders approved the adoption of new share option schemes to replace the schemes which were approved in May 2000 (see above).

The 2010 Share Option Schemes (the “2010 Scheme”) are based on one tier of options with a single vesting test. The performance criteria for the 2010 Scheme are EPS-based. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group. Please refer to the Report on Directors’ Remuneration on pages 87 to 89 in relation to the performance criteria for the 2010 Scheme.

CRH    183

Shareholder Information

SHAREHOLDER INFORMATION

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

184    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

At 23 March 2012, 1,678,731 Ordinary Shares have been issued* pursuant to the 2000 Savings-Related Share Option Schemes.

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

On completion of the savings contract, employees may use the amount saved, together with the bonus earned, to exercise the option.

*	Whether by way of the allotment of new shares or the reissue of Treasury Shares.

CRH    185

Shareholder Information

SHAREHOLDER INFORMATION

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

No Ordinary Shares have been issued* pursuant to the 2010 Savings-Related Share Option Schemes to date.

Share Participation Schemes

At the Annual General Meeting on 13 May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 23 March 2012, 7,166,400 Ordinary Shares have been issued* pursuant to the Share Participation Schemes.

Performance Share Plan

See the Report on Directors’ Remuneration pages 86 and 87.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) (A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)	• Distribution of deposited securities by the Depositary to ADS registered holders

186    CRH

*	Whether by way of the allotment of new shares or the reissue of Treasury Shares.

Shareholder Information

SHAREHOLDER INFORMATION

Persons depositing or withdrawing shares must pay:	For:

Applicable Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares

Applicable Expenses of the Depositary	• Cable, telex and facsimile transmissions • Converting foreign currency to US Dollars

Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Fees and direct and indirect payments made by the Depositary to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2011 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $85,940.

The table below sets forth the category of expense that the Depositary has agreed to reimburse the Company and the amounts reimbursed for the year ended 31 December 2011:

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2011
NYSE listing fees[1]	$38,000
Total	$38,000

1	Reimbursement for $38,000 of the 2011 NYSE listing fees was received from the Depositary on 17 March 2011.

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2011:

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2011
Printing, distribution and administration costs paid directly to Broadridge in connection with US shareholder communications and AGM related expenses in connection with the ADS program[2]	$47,940
Total	$47,940

2	During 2011, $47,940 was paid by the Depositary to Broadridge, relating to services provided in 2011. The Broadridge fees are SEC approved.

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on behalf of the Company.

Under certain circumstances, including removal of the Depositary or termination of the ADS program by the Company before November 2012, the Company is required to repay the Depositary, up to a maximum of $100,000, the amounts waived, reimbursed and/or expenses paid by the Depositary to or on behalf of the Company.

CRH    187

Shareholder Information

SHAREHOLDER INFORMATION

Taxation

The following summary outlines the material aspects of US federal income and Republic of Ireland tax law regarding the ownership and disposition of ADSs or Ordinary Shares. Because it is a summary, holders of ADSs or Ordinary Shares are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, investors that hold Ordinary Shares or ADSs as part of a wash sale for tax purposes or investors whose functional currency is not the US Dollar), some of which may be subject to special rules. The statements regarding US and Irish laws set forth below are based, in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their terms.

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

Taxation of Dividends paid to US Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from the Company. On the payment of dividends, the Company is obliged to withhold a Dividend Withholding Tax (“DWT”). The statutory rate at present is 20% of the dividend payable. Dividends paid by the Company to a US tax resident individual will be exempt from DWT, provided the following conditions are met:

1.	the individual (who must be the beneficial owner) is resident for tax purposes in the US (or any country with which Ireland has a double tax treaty) and neither resident nor ordinarily resident in Ireland; and

2.	the individual signs a declaration to the Company, which states that he/she is a US tax resident individual at the time of making the declaration and that he/she will notify the Company in writing when he/she no longer meets the condition in (1) above; or

3.	the individual provides the Company with a certificate of tax residency from the US tax authorities.

Dividends paid by the Company to a US tax resident company (which must be the beneficial owner) will be exempt from DWT, provided the following conditions are met:

1.	the recipient company is resident for tax purposes in the US (or any country with which Ireland has a double tax treaty) and not under the control, either directly or indirectly, of Irish resident persons; and

2.	the recipient company is not tax resident in Ireland; and

3.	the recipient company provides a declaration to the Company, which states that it is entitled to an exemption from DWT, on the basis that it meets the condition in (1) above at the time of making the declaration, and that it will notify the Company when it no longer meets the condition in (1) above.

188    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

Capital Acquisitions Tax (Estate/Gift Tax)

Although non-residents may hold Ordinary Shares, the shares are deemed to be situated in the Republic of Ireland, because the Company is required to maintain its Share Register in the Republic of Ireland for Irish Capital Gains Tax purposes. Accordingly, holders of Ordinary Shares may be subject to Irish gift or inheritance tax, notwithstanding that the parties involved are domiciled and resident outside the Republic of Ireland. Certain exemptions apply to gifts and inheritances depending on the relationship between the donor and donee.

Under the Ireland-US Estate Tax Treaty with respect to taxes on the estates of deceased persons, credit against US federal estate tax is available in respect of any Irish inheritance tax payable in respect of transfers of Ordinary Shares.

CRH    189

Shareholder Information

SHAREHOLDER INFORMATION

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

190    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

No person may be appointed a Director of the Company who has attained the age of sixty-five years and a Director shall vacate office at the next Annual General Meeting after they attain the age of sixty-eight years; however, a person may be appointed as a Director after attaining the age of sixty-five years and a Director may continue in office and will not be required to retire upon attaining the age of sixty-eight years if the continuance as a Director is approved by a Resolution of the Directors. At the upcoming Annual General Meeting, the approval of shareholders will be sought to delete this provision; see 2012 changes below.

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

CRH    191

Shareholder Information

SHAREHOLDER INFORMATION

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

Meetings

Shareholder meetings may be convened by majority vote of the Directors or requisitioned by shareholders holding not less than 5% of the voting rights of the Company. A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 days’ notice in writing must be given, requires the affirmative vote of at least 75% of the votes cast.

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

192    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

2012 Changes

At the Annual General Meeting to be held on 9 May 2012, the approval of shareholders will be sought for proposed changes to the Articles of Association, as follows:

Resolution 9 to be proposed at the Annual General Meeting is a special resolution and seeks shareholders’ approval for certain changes to the Articles of Association following the Company’s recent listing changes and changes to Irish Company Law relating to the purchase of own shares. The proposed changes, if approved, will:

(i)	update Article 8A to enable the Company to purchase its own shares on the London Stock Exchange, which is now a prescribed Stock Exchange for the purpose of Section 212 of the Companies Act 1990. The Directors do not have any current intention of exercising the power to purchase the Company’s own shares and will only do so if they consider it to be in the best interests of the Company and its shareholders;

(ii)	update Article 8B so that the minimum and maximum prices at which Treasury Shares may be re-issued can also be calculated in Sterling (GB) pence by reference to trading on the London Stock Exchange. Currently, these prices can only be calculated in euro by reference to trading on the Irish Stock Exchange;

(iii)	provide the Directors with the flexibility, if they determine that it is appropriate, to set the price for scrip shares, issued in lieu of cash dividends, in Sterling (GB) pence by reference to trading on the London Stock Exchange. However, as dividends are paid in euro, it is envisaged that the Directors will continue to set the price in euro by reference to trading on the Irish Stock Exchange. The proposed amendment will also provide a standard formula for calculating the price of scrip shares on both Exchanges;

(iv)	update Article 145 to reflect the broader requirements to make the Company’s annual report available than is covered by the wording of the existing Article.

Resolution 10 to be proposed at the Annual General Meeting is a special resolution and seeks shareholders’ approval to remove the provisions in the Articles of Association which set an age limit for Directors. Under Article 91, no person can be appointed as a Director if they have reached age 65 and the office of Director must be vacated on reaching age 68, unless the Directors pass a resolution to waive these requirements. The amendment, if approved, will remove a restriction that applies solely to a person’s age and reflect the fact that, in accordance with modern governance practice, all Directors go forward for re-election at each Annual General Meeting.

CRH    193

Shareholder Information

SHAREHOLDER INFORMATION

Financial calendar

Announcement of final results for 2011	28 February 2012
Ex-dividend date	7 March 2012
Record date for dividend	9 March 2012
Latest date for receipt of scrip forms	26 April 2012
Interim Management Statement	9 May 2012
Annual General Meeting	9 May 2012
Dividend payment date and first day of dealing in scrip dividend shares	14 May 2012
Announcement of interim results for 2012	14 August 2012
Interim Management Statement	13 November 2012

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

Electronic proxy voting

Shareholders may lodge a proxy form for the 2012 Annual General Meeting electronically. Shareholders who wish to submit proxies via the internet may do so by accessing Capita Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Registrars

P.O. Box 7117,

Dublin 2,

Ireland.

Telephone: +353 (0) 1 810 2400

Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts by accessing Capita Registrars’ website, www.capitaregistrars.ie and selecting the Shareholder Portal. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, submit proxies electronically and download standard forms required to initiate changes in details held by Capita Registrars. Shareholders will need to register for a User ID before using some of the services.

Frequently Asked Questions (FAQs)

The Group’s website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividend payments, electronic communications and shareholder rights. The FAQs can be accessed in the Investors section of the website under “Equity Investors”.

194    CRH

Shareholder Information

SHAREHOLDER INFORMATION

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

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 4 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see “Corporate Governance – Audit Committee” on page 78.

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

CRH    195

Exhibits

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association*.

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon**.

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary, joint venture and associated undertakings.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002***.

15.	Consent of Independent Registered Public Accounting Firm.

99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2010 that was filed by the Company on 31 March 2011.

**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.

***	Furnished but not filed.

196    CRH

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ M. Carton
Maeve Carton
Finance Director

Dated: 28 March 2012

CRH    197