Form 20-F
period 2012-12-31
CRH PUBLIC LTD CO
filed 2013-03-27
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

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

Maeve Carton

Tel: +353 1 404 1000

Fax: +353 1 404 1007

Belgard Castle, Clondalkin, Dublin 22, Ireland

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
CRH plc
Ordinary Shares/Income Shares of €0.34 each	The New York Stock Exchange*
American Depositary Shares, each representing the right to receive	The New York Stock Exchange
one Ordinary Share
CRH America Inc.
4.125% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
6.000% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
8.125% Notes due 2018 guaranteed by CRH plc	The New York Stock Exchange
5.750% Notes due 2021 guaranteed by CRH plc	The New York Stock Exchange

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each **	733,821,443
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

***	This requirement does not yet apply to the registrant.

The International Building Materials Group

Annual Report on Form 20-F

in respect of the year ended December 31, 2012

CROSS REFERENCE TO FORM 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of the 20-F.

		PAGE
	Introduction and Performance Indicators	3
Part I
Item 1.	Identity of Directors, Senior Management and Advisors	n/a
Item 2.	Offer Statistics and Expected Timetable	n/a
Item 3.	Key Information
	A – Selected financial data	5, 155
	B – Capitalisation and indebtedness	n/a
	C – Reasons for the offer and use of proceeds	n/a
	D – Risk factors	23
Item 4.	Information on the Company
	A – History and development of the Company	8
	B – Business overview	6, 14
	C – Organisational structure	8
	D – Property, plants and equipment	20
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A – Operating results	22, 32
	B – Liquidity and capital resources	34
	C – Research and development, patent and licenses, etc.	22
	D – Trend information	32
	E – Off-balance sheet arrangements	35
	F – Tabular disclosure of contractual obligations	35
	G – Safe Harbor	3
Item 6.	Directors, Senior Management and Employees
	A – Directors and senior management	52
	B – Compensation	70
	C – Board practices	54
	D – Employees	14
	E – Share ownership	83, 156
Item 7.	Major Shareholders and Related Party Transactions
	A – Major shareholders	154
	B – Related party transactions	144
	C – Interests of experts and counsel	n/a
Item 8.	Financial Information
	A – Consolidated statements and other financial information	84, 155
	– Legal proceedings	22
	– Dividends	155
	B – Significant changes	35
Item 9.	The Offer and Listing
	A – Offer and listing details	153
	B – Plan of distribution	n/a
	C – Markets	153
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the issue	n/a
Item 10.	Additional Information
	A – Share capital	n/a
	B – Memorandum and articles of association	160
	C – Material contracts	None
	D – Exchange controls	162
	E – Taxation	158
	F – Dividends and paying agents	n/a
	G – Statements by experts	n/a
	H – Documents on display	162
	I – Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	35
Item 12.	Description of Securities Other than Equity Securities
	A – Debt securities	n/a
	B – Warrants and rights	n/a
	C – Other securities	n/a
	D – American depositary shares	157

CRH         1

CROSS REFERENCE TO FORM 20-F

		PAGE
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	67
Item 16A.	Audit Committee Financial Expert	60
Item 16B.	Code of Ethics	68
Item 16C.	Principal Accountant Fees and Services	162
Item 16D.	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	155
Item 16F.	Change in Registrant’s Certifying Accountant	None
Item 16G.	Corporate Governance	69
Item 16H.	Mine Safety Disclosures	21
Part III
Item 17.	Financial Statements	n/a
Item 18.	Financial Statements	84
Item 19.	Exhibits	163

2        CRH

INTRODUCTION AND PERFORMANCE INDICATORS

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items (including the statements under “2013 Outlook” on page 33 and under “Outlook” in each of the segment review sections and with respect to the anticipated impact of environmental and government regulation, the anticipated outcome of legal proceedings, the sufficiency of cash and liquid resources for capital expenditures and other expenditure requirements for 2013). These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other things, those factors identified in the Risk Factors section.

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

Selected financial data has been presented for the five years ended on 31 December 2012 on page 5. For the three years ended 31 December 2012, the selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Review section included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

Performance Indicators

CRH uses a number of non-GAAP performance indicators to monitor financial performance. These are summarised below and discussed later in this report.

Net Debt. Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and current and non-current derivative financial instruments. A reconciliation of total interest-bearing loans and borrowings to net debt is set out in note 21 to the Consolidated Financial Statements.

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

CRH         3

INTRODUCTION AND PERFORMANCE INDICATORS

Reconciliation of EBITDA (as defined)* and Operating Profit (by segment) to Group Profit

	Continuing operations – year ended 31 December
	Materials			Products			Distribution			Total Group
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Group operating profit before depreciation and amortisation (EBITDA (as defined)*)
Europe	405	436	423	152	194	198	230	267	214	787	897	835
Americas	566	530	566	204	164	154	83	65	60	853	759	780
	971	966	989	356	358	352	313	332	274	1,640	1,656	1,615
Depreciation and amortisation
Europe	159	172	172	134	128	187	76	77	79	369	377	438
Americas	284	266	278	118	122	178	24	20	23	426	408	479
	443	438	450	252	250	365	100	97	102	795	785	917
Group operating profit[1]
Europe	246	264	251	18	66	11	154	190	135	418	520	397
Americas	282	264	288	86	42	(24)	59	45	37	427	351	301
	528	528	539	104	108	(13)	213	235	172	845	871	698
Profit on disposals										230	55	55
Finance costs less income										(258)	(229)	(218)
Other financial expense										(31)	(28)	(29)
Share of associates’ (loss)/profit										(112)	42	28
Profit before tax										674	711	534
Income tax expense										(120)	(114)	(95)
Group profit for the financial year										554	597	439

1	Throughout this document, Group operating profit as shown in the Consolidated Financial Statements excludes profit on disposals.

EBITDA (as defined)* Interest Cover. EBITDA (as defined)* interest cover is used by management as a measure matching the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* interest cover is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 24 to the Consolidated Financial Statements, is a metric used in lender covenants. It is the ratio of EBITDA (as defined)* to finance costs less income and is calculated as follows:

Calculation of EBITDA (as defined)* Interest Cover

	2012 €m	2011 €m	2010 €m
Interest
Finance costs[2]	277	262	255
Finance income[2]	(19)	(33)	(37)
Finance costs less income	258	229	218
EBITDA (as defined)*	1,640	1,656	1,615

	Times
EBITDA (as defined)* interest cover (EBITDA (as defined)* divided by finance costs less income)	6.4	7.2	7.4

2	These items appear on the Consolidated Income Statement on page 87.

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 24 to the Consolidated Financial Statements.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

4        CRH

INTRODUCTION AND PERFORMANCE INDICATORS

Organic Revenue, Organic Operating Profit. CRH pursues a strategy of growth through acquisitions and investments, with €526 million, excluding net deferred payments, spent on acquisitions and investments in 2012 (2011: €610 million). Acquisitions completed in 2011 and 2012 contributed incremental sales revenue of €603 million and operating profit of €33 million in 2012. Proceeds (including net debt assumed by the purchasers) from disposal of non-current assets and businesses amounted to €859 million (2011: €492 million). The impact of divested activities was a negative €389 million in sales revenue and €23 million at operating profit level in 2012. An 8% strengthening of the US Dollar over 2011 was the main factor in exchange effects, adding approximately 4% to both sales and operating profit in 2012 (€748 million and €32 million respectively). Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year. Organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Review section which follows, changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 36.

Selected Financial Data

Consolidated Income Statement Data

Years ended 31 December	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
(Amounts in millions, except per share data and ratios)
Revenue	18,659	18,081	17,173	17,373	20,887
Group operating profit	845	871	698	955	1,841
Profit attributable to equity holders of the Company	552	590	432	592	1,248
Basic earnings per Ordinary Share[1]	76.5c	82.6c	61.3c	88.3c	210.2c
Diluted earnings per Ordinary Share[1]	76.4c	82.6c	61.2c	87.9c	209.0c
Dividends paid during calendar year per Ordinary Share[1]	62.5c	62.5c	62.5c	62.2c	61.8c
Average number of Ordinary Shares outstanding (millions of shares)[1]	721.9	714.4	704.6	670.8	593.9
Ratio of earnings to fixed charges (times)[2]	2.6	2.4	2.1	2.4	3.9

All data relates to continuing operations

Consolidated Balance Sheet Data

Total assets	21,168	21,387	21,461	20,283	21,121
Net assets[3]	10,573	10,583	10,411	9,710	8,157
Ordinary shareholders’ equity	10,536	10,508	10,327	9,636	8,086
Equity share capital	249	247	244	241	186
Number of Ordinary Shares1†	733.8	727.9	718.5	710.5	608.3
Number of Treasury Shares and own shares†	7.4	8.9	9.5	12.8	17.1
Number of Ordinary Shares net of Treasury Shares and own shares1†	726.4	719.0	709.0	697.7	591.2

1

Average number of Ordinary Shares, earnings per share, number of Ordinary Shares at 31 December and dividend amounts for 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

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

3	Net assets is calculated as the sum of total assets less total liabilities.

†	Shown in millions of shares.

CRH         5

INTRODUCTION AND PERFORMANCE INDICATORS

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

For the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Federal Reserve Bank of New York Noon Buying Rate (the “FRB Noon Buying Rate”) on 31 December 2012 was €1 = US$1.3186 and on 22 March 2013 was €1 = US$1.2996.

The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the FRB Noon Buying Rate.

Years ended 31 December	Period End	Average Rate[1]	High	Low
2008	1.39	1.47	1.60	1.24
2009	1.43	1.40	1.51	1.25
2010	1.33	1.32	1.45	1.20
2011	1.30	1.40	1.49	1.29
2012	1.32	1.29	1.35	1.21
2013 (through 22 March 2013)	1.30	1.32	1.37	1.29

Months ended
September 2012	1.29	1.29	1.31	1.26
October 2012	1.30	1.30	1.31	1.29
November 2012	1.30	1.28	1.30	1.27
December 2012	1.32	1.31	1.33	1.29
January 2013	1.36	1.33	1.36	1.30
February 2013	1.31	1.33	1.37	1.31
March 2013 (through 22 March 2013)	1.30	1.30	1.31	1.29

1

The average of the US Dollar/euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

The above rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 99).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Review section beginning on page 32.

6        CRH

DESCRIPTION OF THE GROUP

Page
8	History, Development and Organisational Structure of the Company

8	Group Strategy and Business Model

9	Development and Portfolio Review

12	CRH Operational Snapshot 2012

14	Business Overview

20	Property, Plants and Equipment

20	Mineral Reserves

22	The Environment and Government Regulations

23	Risk Factors

CRH 7

DESCRIPTION OF THE GROUP

History, Development and Organisational Structure of the Company

CRH public limited company is the parent company of an international group of companies, engaged in the manufacture and supply of a wide range of building materials and in the operation of builders’ merchanting and “Do-It-Yourself” (“DIY”) stores.

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Acts of Ireland, 1963 to 2012 and the Investment Funds, Companies and Miscellaneous Provisions Act, 2006, each as amended. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its US agent is Oldcastle, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates. From Group headquarters, a small team of executives exercises strategic control over its decentralised operations.

CRH, which has its primary listing on The London Stock Exchange Limited (“London Stock Exchange”) is also one of the largest companies, based on market capitalisation, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH’s American Depositary Shares are listed on the New York Stock Exchange in the United States. The market capitalisation of CRH as of 31 December 2012 was €11.1 billion.

CRH is a constituent member of FTSE 100, ISEQ 20, Euro Stoxx 50 and the Euro Stoxx Select Dividend 30 equity indices, among others.

As outlined in note 1 to the Consolidated Financial Statements on page 100, for reporting purposes, the Group is organised into six business segments. These segments form the operational organisational structure and are outlined further in the sections that follow.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregate and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, and most particularly in the period 2001 to 2008, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH now has operations in 35 countries, mainly in Western Europe and North America as well as, to a lesser degree, in developing economies in Eastern Europe, South America, the Mediterranean basin, China, India, Malaysia and Australia, employing approximately 76,000 people at over 3,500 locations.

The principal subsidiary, joint venture and associated undertakings are listed in Exhibit 8.

Group Strategy and Business Model

The Group has built, and continues to develop, a portfolio that is balanced by geography, by product and by end-use sector – across residential, non-residential and infrastructure – with a good equilibrium between new build and repair, maintenance and improvement (RMI) segments.

In developed markets, our build and grow approach aims to create clustered groups of businesses with significant local market positions, augmented from time to time by larger step-out transactions to create new platforms for expansion.

For our Materials operations, the foundation is in extensive reserves of stone to feed our cement, aggregates, asphalt and readymixed concrete activities. We seek to build vertically-integrated operations generating significant in-house demand for our resource-backed outputs while leveraging capabilities and expertise across local, regional and national markets.

For Products our focus is to optimise our production networks in core regions through selective acquisition activity, capital investment and, where necessary, restructuring. This involves an ongoing portfolio review process aimed at identifying those businesses which we wish to actively develop, those we wish to sustain for their ongoing cash generating characteristics and those which it is appropriate to divest. Product innovation and sustainability is a key consideration in this review process.

For Distribution, the strategy is directed at building size and scale in core RMI markets; driving value through scalable processes, enhanced procurement opportunities and building new channel opportunities.

In developing markets, we see Materials opportunities as providing the most suitable initial entry point for CRH given the basic building needs in these regions. However, as these markets become more sophisticated our development horizons will expand to consideration of Products and Distribution opportunities but this takes time and will depend on the pace of maturation of individual national and regional markets.

Across the various business segments our approach is to combine the large scale disciplines of CRH with the entrepreneurial skills of our local management.

In building the Group we have always prioritised financial returns both in CRH’s bolt-on development activity in existing markets and in our step-outs into new product segments and into new markets.

8 CRH

DESCRIPTION OF THE GROUP

Development and Portfolio Review

Total 2010 acquisition spend (including debt acquired and deferred and contingent acquisition consideration) amounted to €567 million, which included 28 traditional bolt-on acquisitions. First half expenditure of €159 million included 13 acquisitions across the Materials segments of the Group’s businesses in Europe and the United States, and a further investment in northeastern China where an associate, Yatai Building Materials, continued to expand its position. The second half of 2010 saw a welcome pick-up in the pace of development activity with total expenditure of €408 million. This included a series of nine further bolt-on acquisitions by the Americas Materials business, extending their geographic reach; in total in 2010, acquisitions by this Division added a total of 579 million tonnes of well-located aggregates reserves across the United States. In Europe in the second half of the year, the Group added to its materials footprint in Switzerland, and, with the buyout of an additional 50% of the Bauking joint venture, substantially expanded the Group’s presence in the attractive German distribution market.

Total acquisition spend for 2011 amounted to €610 million on a total of 45 bolt-on transactions. Expenditure of €163 million in the first half included 22 acquisition and investment initiatives across all six operating segments strengthening our existing market positions and adding valuable and well-located aggregates reserves. The second half of 2011 saw a step-up in the pace of development activity with expenditure of €447 million on 23 acquisitions including the VVM Group in Belgium, an important strategic add-on for our existing Benelux-based Cementbouw business. We also saw a welcome return to development activity in our Americas Distribution business which added a total of 24 branches in 4 transactions in the second half of 2011. Total proceeds from completed disposals in 2011 amounted to €492 million. The divestments of Europe Products’ Insulation and Climate Control businesses, together with the disposal of our 35% associate investment in the Trialis distribution business in France, were completed in the first half of the year, while the second half saw the sale of our seawater magnesia operation in Ireland. The sales impact of these disposals, and of the disposal in November 2010 of our Ivy Steel business in the United States, was a reduction of €469 million in 2011.

The €0.65 billion of development activity during 2012 reflects CRH’s long-term, value-based approach to developing the Group’s balanced portfolio. Excluding net deferred payments, total acquisition spend for 2012 amounted to €526 million on a total of 36 bolt-on transactions which will contribute annualised sales of approximately €680 million, of which €274 million has been reflected in our 2012 results. Our pipeline of acquisition opportunities remains healthy. Expenditure of €256 million in the first half of 2012 included 18 acquisition and investment initiatives which strengthened our existing market positions and added valuable and well-located aggregates reserves. The second half of 2012 saw a step-up in the level of development activity with 18 transactions at a total cost of €390 million (€270 million cash spend excluding deferred payments), with the largest transaction being a majority stake in Trap Rock Industries, an integrated aggregates and asphalt business in New Jersey.

Total proceeds from completed disposals in 2012 amounted to €859 million. The major disposals were the divestment in May 2012 of our 49% stake in Portuguese cement producer Secil and the sale in April of our wholly-owned Magnetic Autocontrol business. The sales impact of these disposals, and of the 2011 disposal of Europe Products’ Insulation and Climate Control businesses, was €389 million in 2012.

CRH 9

DESCRIPTION OF THE GROUP

An international, national and regional leader

North America
50% of Group†
Western Europe
35% of Group†

10 CRH

DESCRIPTION OF THE GROUP

Developing Economies
15% of Group†

†Based on 2012 EBITDA (as defined)*

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the group’s share of associates’ profit after tax.

CRH 11

DESCRIPTION OF THE GROUP

CRH operational snapshot 2012

Europe Materials

	€ million	% of Group	% margin
Sales	2,685	14	
EBITDA (as defined)*	405	25	15.1
Operating profit	246	29	9.2

Europe Products

	€ million	% of Group	% margin
Sales	2,481	13	
EBITDA (as defined)*	152	9	6.1
Operating profit	18	2	0.7

Europe Distribution

	€ million	% of Group	% margin
Sales	4,140	22	
EBITDA (as defined)*	230	14	5.6
Operating profit	154	18	3.7

Geography and products†

Stable Economies 45%
Developing Economies 50%
Austerity Economies 5%

Lightside Building Products 40%
Concrete Products 50%
Clay 10%

DIY 30%
Builders Merchants 50%
SHAP 20%

Sector Exposure†

Residential | Non-residential | Infrastructure

40%
30%
30%

15%
25%
60%

20%
80%

End-use†

New | RMI

20%
80%

35%
65%

30%
70%

Annualised Production Volumes[1]

Cement – 11.3m tonnes[2§]
Aggregates – 45.0m tonnes[2]
Asphalt – 2.3m tonnes[2]
Readymixed concrete – 7.9m cubic metres
Lime – 1.0m tonnes[2]
Concrete products – 3.8m tonnes[2]

§Excludes CRH share of cement (c. 6.1m tonnes) and readymixed concrete (c. 0.6m cubic metres) attributable to associates, Uniland in Spain (26%), Mashav in Israel (25%) and Yatai Building Materials in China (26%).

Annualised Production Volumes[1]

Architectural concrete – 5.0m tonnes[2]
Precast concrete – 5.6m tonnes[2]
Clay – 2.0m tonnes[2]
Fencing & security – 3.5m lineal metres

Outlets

Builders merchants – 426
DIY – 238
SHAP – 119

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

12 CRH

DESCRIPTION OF THE GROUP

Americas Materials

	€ million	% of Group	% margin
Sales	4,971	27	
EBITDA (as defined)*	566	35	11.4
Operating profit	282	34	5.7

Americas Products

	€ million	% of Group	% margin
Sales	2,806	15	
EBITDA (as defined)*	204	12	7.3
Operating profit	86	10	3.1

Americas Distribution

	€ million	% of Group	% margin
Sales	1,576	9	
EBITDA (as defined)*	83	5	5.3
Operating profit	59	7	3.7

Geography and products†

West
35%
East
65%

Building Envelope
20%
Architectural Products
50%
Precast
25%
South America
5%

Interior
25%
Exterior
75%

Sector Exposure†

Residential | Non-residential | Infrastructure

10%
25%
65%

10%
35%
55%

50%
50%

End-use†

New | RMI

35%
65%

35%
65%

55%
45%

Annualised Production Volumes[1]

Aggregates – 124.9m tonnes[2]
Asphalt – 40.7m tonnes[2]
Readymixed concrete – 6.1m cubic metres

Annualised Production Volumes[1]

Concrete masonry, patio products pavers and rooftiles – 8.1m tonnes[2]
Pre-packaged concrete mixes – 2.2m tonnes[2]
Clay bricks, pavers and tiles – 0.9m tonnes[2]
Pre-packaged lawn & garden products – 3.6m tonnes[2]
Precast concrete products – 1.0m tonnes[2]
Pipe and prestressed concrete – 0.4m tonnes[2]
Building envelope products – 9.6m metres[2] glass
Fencing products – 10.7m lineal metres

Outlets

Exterior products – 136
Interior products – 48

*†Based on 2012 EBITDA (as defined)**

1	Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes produced.
2	Throughout this document tonnes denote metric tonnes (i.e. 1,000 kilogrammes).

CRH 13

DESCRIPTION OF THE GROUP

2012 Organisation and People

In February 2013, Myles Lee, Group Chief Executive, confirmed to the Board his intention to retire from CRH at the end of 2013 having reached the age of 60, and following completion of a 5 year term as Chief Executive and 10 years as an Executive Director. Myles joined CRH in 1982, joining the Board in November 2003 as Finance Director, later becoming Chief Executive in January 2009. Myles has contributed very significantly over an extended period to the development and progress of CRH and continues to do so. By advising the Board of his decision well in advance of retirement, Myles has, in line with long-established CRH practice, facilitated the planning and management of his succession in an ordered and timely fashion. The Board has appointed a Committee, which Nicky Hartery, the Chairman of the Board will chair, to conduct the search for a successor to Myles.

The realigned management structure for our operations in the Americas, outlined in last year’s Annual Report, is now well embedded and is, as expected, accelerating the capture of market growth opportunities as United States construction recovers and is facilitating further streamlining of common business processes and functions across our businesses.

During 2012 management took the decision to establish a regional CRH headquarters in Singapore to oversee the expansion of our existing interests in India and China and to pursue further development opportunities in the wider region. This office will be led by Ken McKnight, Managing Director Asia, who has transferred from our Europe Materials Division where he had responsibility for Europe West and our operations in India and China. Ken will report directly to Group Chief Operating Officer Albert Manifold while Europe Materials will continue to support activity in the region from its operating resources. We view the establishment of the Singapore office as a further step in the evolution of CRH and an important catalyst for growth in Asia in the medium term.

The average number of employees for the past three financial years is disclosed in note 6 to the Consolidated Financial Statements on page 107.

No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

Business Overview

The percentage of Group revenue and operating profit for each of the six reporting segments for 2012, 2011 and 2010 is as follows:

	2012		2011		2010
	Revenue	Operating profit	Revenue	Operating profit	Revenue	Operating profit
Share of revenue and operating profit
Europe Materials[1]	14%	29%	17%	30%	16%	36%
Americas Materials	27%	34%	24%	30%	26%	41%
Europe Products[1]	13%	2%	15%	8%	16%	2%
Americas Products	15%	10%	13%	5%	14%	-3%
Europe Distribution	22%	18%	24%	22%	21%	19%
Americas Distribution	9%	7%	7%	5%	7%	5%
Total	100%	100%	100%	100%	100%	100%

1	See “Business Operations in Europe Materials” and “Business Operations in Europe Products” on pages 15 and 17 for details of non-European countries grouped with Europe for reporting purposes.

14 CRH

DESCRIPTION OF THE GROUP

Business Operations in Europe Materials

Products and Services	Location[1]
Cement	Belgium, China, Finland, India (50%), Ireland, Netherlands, Poland, Switzerland, Turkey (50%), Ukraine, United Kingdom
Aggregates	Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Slovakia, Spain, Switzerland, Turkey, Ukraine
Asphalt	Ireland, Poland, Switzerland
Readymixed Concrete	Belgium, Estonia, Finland, Ireland, Netherlands, Poland, Russia, Spain, Switzerland, Turkey (50%), Ukraine
Lime	Ireland, Poland
Concrete Products	Estonia, Finland, Ireland, Netherlands, Poland, Spain, Ukraine

1	Excludes associate interests; percentages indicate ownership by CRH where this is not a subsidiary.

Europe Materials’ strategy is to build strong vertically-integrated regional positions. Operating in 17 countries, the business is founded in resource-backed cement and aggregates assets which support the manufacture and supply of cement, aggregates, concrete and asphalt products. With a network of well-invested facilities, Europe Materials focuses on operational excellence initiatives which include production efficiencies, greater use of alternative fuels and manufacture of low carbon cements, while the scale of our operations provides economies in purchasing and logistics management.

Development focus is centred on bolt-on acquisitions for synergies, reserves and further vertical integration in addition to opportunities in contiguous regions to extend and strengthen regional positions. Europe Materials has championed CRH’s entry into developing markets that offer long-term growth potential, with entry via cement and aggregates assets and the potential to roll out its operational excellence programmes and vertical integration approach over time. In total, Europe Materials employs approximately 10,700 people at close to 590 locations.

Cement is a primary building material used in the construction industry. It is manufactured by reacting limestone with small quantities of other materials in a kiln through a carefully controlled high temperature process. This produces clinker, which is then milled into a fine powder to become cement. Cement production is capital-intensive. Cement is used principally as a binding agent to bind other materials together – its most common use is to mix it with sand, stone or other aggregates and water. Cement customers primarily comprise concrete producers and merchants supplying construction contractors and others. Where CRH has cement and concrete operations, a significant portion of cement sales would typically be supplied to those operations. While cement or clinker may be imported from other countries, competition comes mainly from other large cement producers located within each country. CRH’s cement activities in Belgium and the Netherlands relate to cement transport and trading.

Aggregates are naturally occurring sand, gravel or crushed stone deposits such as granite, limestone and sandstone. Recycled (end-of-life) concrete increasingly features as an aggregate. Limestone reserves, which are used to supply cement plants, are located at or near each plant and are generally owned by CRH. In Finland, CRH buys the aggregates raw materials for its two cement plants as the Group does not own limestone reserves near the plants. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 20 and 21.

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

Europe Materials is organised geographically by country/region.

Joint Venture Interests

CRH holds 50% joint venture stakes in Denizli Cimento, an integrated cement and readymixed concrete business in Turkey, and in My Home Industries Limited (“MHIL”), a cement producer headquartered in Hyderabad serving the Andhra Pradesh region of southeast India.

In May 2012, CRH disposed of its 49% stake in Portuguese cement and readymixed concrete producer Secil. Details of this disposal are set out in note 5 to the Consolidated Financial Statements on page 106.

Associate Interests

CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel.

In 2009, CRH acquired a 26% equity interest in Yatai Building Materials Company’s cement operations (“Yatai Cement”), with cement and concrete operations in Jilin, Heilongjiang and Liaoning provinces in northeastern China.

On 25 February 2013, in consideration for its 26% equity interest in Corporación Uniland S.A., CRH acquired a 99% stake in Cementos Lemona S.A. Cementos Lemona is an integrated cement, readymixed concrete and aggregates business located in Northern Spain.

CRH 15

DESCRIPTION OF THE GROUP

Business Operations in Americas Materials

Products and Services	Location
Aggregates	US
Asphalt	US
Readymixed Concrete	US

Americas Materials’ strategy is to build strong regional leadership positions underpinned by well-located, long-term reserves. Operating in 44 states with 13 billion tonnes of permitted aggregates reserves of which c.80% are owned, this business is vertically integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 65% exposure to infrastructure, the business is further integrated into asphalt paving services through which it is a principal supplier of product to highway repair and maintenance demand.

Our national network of operations and deep local market knowledge drive local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector where the top ten industry participants account for just 30% of aggregates production, 25% of asphalt production and 20% of readymixed concrete production, CRH is structured and positioned to participate as the industry consolidates further. Americas Materials employs approximately 18,300 people in over 1,200 operating locations.

The Division is the largest asphalt producer and the third-largest producer of both aggregates and readymixed concrete in the US. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 20 and 21.

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

East:

Northeast (including operations in Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, New York, New Jersey and Connecticut);

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

West:

Central West (Texas, Oklahoma, Arkansas, Mississippi, western Tennessee, Missouri, Kansas, Iowa, Nebraska, Minnesota, Illinois and South Dakota);

Mountain West (Colorado, Wyoming, Utah, Montana, New Mexico, southern Idaho, Nevada and Arizona); and

Northwest (Washington, Oregon and northern Idaho).

16 CRH

DESCRIPTION OF THE GROUP

Business Operations in Europe Products

Products and Services	Location
Concrete Products
Architectural Concrete	Belgium, Denmark, France, Germany, Italy, Netherlands, Slovakia, UK
Structural Concrete	Belgium, Denmark, France, Hungary, Ireland, Poland, Romania, Switzerland, UK
Clay Products	Germany, Netherlands, Poland, UK
Building Products
Construction Accessories	Australia, Austria, Belgium, Czech Republic, France, Germany, Inner Mongolia, Ireland, Italy, Malaysia, Netherlands, Norway, Poland, Spain, Switzerland, Sweden, UK
Fencing & Security	France, Germany, Ireland, Netherlands, UK
Shutters & Awnings	Germany, Netherlands, UK

Europe Products’ strategy is to build and grow scalable businesses in the large European construction markets. The strategy is pursued by increasing the penetration of CRH products, developing positions to benefit from scale and best practice. We create competitive advantage through product, process and end-use innovation, while maintaining a balanced exposure to demand drivers.

Operating in 21 countries, this business is a regional leader in concrete products, concrete landscaping, clay products, construction accessories and outdoor security. Leveraging the benefits of our regional platforms, we realise operational and procurement synergies across the network. Pan-European product development provides construction solutions which increase efficiencies on site, creating more design freedom for architects while enhancing the built environment and reducing energy consumption of buildings. Europe Products’ development strategy is to further penetrate the growing RMI markets of developed Europe and to broaden the product range in developing regions as construction markets in those regions become more sophisticated. This segment employs approximately 16,100 people at close to 400 operating locations.

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

The Fencing & Security group is mainly active in the non-residential construction market. F&S is a supplier of security solutions, which includes designing and manufacturing fencing and security gate systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports. Raw materials for fencing and security gate manufacturing comprise steel, aluminium, reinforced glass fiber, chain-link fabric and barbed wire purchased from a variety of sources.

The Shutters & Awnings group specialises in developing, assembling and distributing roller shutter and awning systems.

CRH 17

DESCRIPTION OF THE GROUP

Business Operations in Americas Products

Products and Services	Location
Architectural Concrete	Canada, US
Clay	Argentina, US
Precast Concrete, Pipe and Prestress Products	Canada, US
Glass Fabrication	Argentina, Canada, Chile, US
Glazing Systems	Canada, US
Construction Accessories	US
Fencing Products	Mexico, US

Americas Products’ strategy is to build an optimised portfolio of businesses which offer leadership positions across a balanced range of product markets and end-use segments. Our activities are organised into three product groups under the Oldcastle name: Architectural Products (concrete masonry and hardscapes, clay brick, packaged lawn and garden products, packaged cement mixes, fencing), Precast (utility, drainage and structural precast, construction accessories) and BuildingEnvelope™ (glass and aluminium glazing systems). A coordinated approach at both a national and regional level achieves economies of scale and facilitates sharing of best practices which drive operational and commercial improvement. Through Oldcastle’s North American research and development centres, a continuous pipeline of innovative value-added products and design solutions is maintained.

Operating in 40 states, CRH has the breadth of product range and national footprint to provide a national service to customers with the personal touch of a local supplier. Focussing on strategic and national accounts, the Oldcastle Building Solutions initiative provides an additional platform for growth as it is uniquely positioned in the industry to offer solutions to customers across all phases of building construction. Employees total approximately 15,500 at over 400 locations.

Building Products

Architectural Products Group (“APG”), which is a leading North American producer of concrete masonry and hardscape products, packaged lawn and garden products, prepackaged cement mixes, clay brick and lightweight aggregates, services the US and eastern Canada from 248 operating locations in 39 states and two Canadian provinces. The residential and non-residential sectors combined account for 95% of APG’s output, a significant proportion of which is used in the RMI and DIY sectors. Competition for APG arises primarily from other locally-owned products companies. Principal raw material supplies are readily available.

APG’s concrete masonry products are used for cladding and foundations. Hardscape products comprise pavers, retaining wall products and patio products. Lawn and garden products, mainly bagged and bulk mulch, soil and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cement mixes, marketed under the Sakrete® and ProSpec® brands, and lightweight aggregate are also important product lines. APG also includes Glen-Gery Corporation, a clay brick producer located primarily in the northeast and midwest regions of the United States and includes Merchants Metals, a leading manufacturer and distributor of fencing and related products, used by the residential, non-residential and infrastructure sectors.

The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the US and Canada with 94 locations in 24 states and the province of Quebec.

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

The Precast group’s Building Systems and Modular business manufactures and installs pre-stressed concrete flooring plank, modular precast structures and other products. These products are used mainly in structures such as hotels, apartments, dormitories and prisons.

Concrete pipe is used for storm and sanitary sewer applications, which are largely local government projects. Competing materials include corrugated steel pipe and high-density polyethylene pipe in storm sewer applications and plastic pipe in sanitary sewer applications.

Precast also includes the Meadow Burke operations, which supplies thousands of specialised products used in concrete construction activities.

BuildingEnvelope™ (“BE”) custom-manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With over 4,300 people and 54 locations in 22 states and four Canadian provinces, BE is the largest supplier of high-performance glazing products and services in North America, delivering to all of the top 50 MSAs (Metropolitan Statistical Areas) in the US and to Canada.

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

South America

CRH operates five different companies in Argentina and Chile. Canteras Cerro Negro is a clay roofing, wall and floor tiles producer. It owns two state-of-the-art production facilities in Olavarría and a greenfield manufacturing facility in Cordoba, which commenced production in 2009. Cormela, acquired during 2008, produces clay block at a facility in Campana, 60 kilometres from Buenos Aires. Superglass (Argentina) and Vidrios Dell Orto (Chile) fabricate tempered, laminated and insulated glass. Comercial Duomo is a specialised construction products retailer and wholesaler in Chile which was acquired in 2008.

18 CRH

DESCRIPTION OF THE GROUP

Business Operations in Europe Distribution

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

From a solid base in the Netherlands, CRH has expanded its leading Builders Merchants positions in Switzerland, Germany, Austria and France in addition to growing its DIY “Gamma” format in the Benelux. Substantial opportunities remain to increase our existing network in core European markets and to establish new platforms aimed at growing our exposure to RMI market demand. An example is CRH’s entry into the developing Sanitary, Heating and Plumbing (“SHAP”) distribution market through the acquisition of a Swiss provider of high-end sanitary ware, since replicated in contiguous markets in Germany and Belgium. Europe Distribution employs approximately 11,900 people at 783 branches.

Builders Merchants

Professional Builders Merchants caters to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants.

In Switzerland, the Group has a strong position as the largest builders merchant and the only country-wide supplier of SHAP products. CRH is a major regional distributor in France, with 103 locations. The Group also has a strong regional presence in the northwest of Germany where Bauking has 84 locations. Sax Sanitair, acquired in August 2010, is a leading SHAP distributor in Belgium where the group now has 40 SHAP locations.

In addition, CRH holds a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region of France.

DIY

The DIY Europe platform operates under four different brands: Gamma (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany) and MaxMat (Portugal) selling to DIY enthusiasts and home improvers. CRH operates 138 Karwei and Gamma DIY stores in the Netherlands and 19 Gamma stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. In Germany, Bauking operates 48 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 33 stores.

Business Operations in Americas Distribution

Products and Services	Location
Exterior Products (Roofing/Siding)	US
Interior Products	US

Americas Distribution’s strategy is focussed on being the supplier of choice to the professional roofing and siding contractor and on applying this successful distribution model to the Interior Products demand segment. Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average life span of 25 years. The Interior Products division has less exposure to replacement activity as demand is largely driven by the new commercial construction market. State-of-the-art IT, disciplined and focussed cash management and well-established procurement and commercial systems support supply chain optimisation and enable CRH to provide superior customer service.

Operating in 31 States, growth opportunities include investment in new regions, in complementary private label and energy-saving product offerings, and in other attractive building materials distribution segments that service professional dealer networks. Employees total approximately 3,500 at 184 branches.

Oldcastle Distribution, trading primarily as Allied Building Products (“Allied”), is a large distributor in the Roofing/Siding segment in the United States. Allied’s Interior Products segment accounts for approximately 35% of annualised Distribution sales. The primary customers are drywall contractors who are mainly involved in new residential and new commercial construction.

CRH 19

DESCRIPTION OF THE GROUP

Property, Plants and Equipment

Significant Locations Clinker Capacity
Subsidiary	Country	No. of Plants	Clinker Capacity (tonnes per hour)
Irish Cement	Ireland	2	440
Finnsementti	Finland	2	180
Grupa Ożarów	Poland	1	340
JURA-Holding	Switzerland	2	116
OJSC Podilsky Cement	Ukraine	1	445

At 22 March 2013, CRH and its joint ventures had a total of 2,625 building materials production locations and had a total of 967 Merchanting and DIY locations. 1,609 locations are leased, with the remaining 1,983 locations held on a freehold basis. Further details on locations and products produced are provided under the Business Overview section on pages 15 to 19. None of CRH’s individual properties is of material significance to the Group.

The most significant subsidiary locations are the cement facilities in Ireland, Finland, Poland, Switzerland and Ukraine. The capacity for these locations is set out in the table above.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Company’s accounting policy and process governing any impairment of property, plant and equipment is given on page 94 and in note 14 to the Consolidated Financial Statements on page 113.

In Poland, CRH operates a modern dry-process kiln at Ożarów, approximately 170 kilometers south east of Warsaw, with a total annual clinker production capacity of 2.6 million tonnes. Management is reviewing the timing of the requirement for additional cement capacity in Poland, and accordingly further expenditure on the expansion project at Ożarów which was announced in 2007 has been postponed.

At the beginning of 2012, the Group commissioned a new state-of-the-art dry process cement plant and a grinding unit in Ukraine which produced a combined total of 1.9 million tonnes of cement in 2012. The major investment project which has a clinker capacity of 2.3 million tonnes, was the first-ever joint implementation project registered by the United Nations, and the new production line is delivering significant efficiency savings and reduced CO2 emissions.

Mineral Reserves

The Group’s reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone and sand and gravel), clay products, asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications – see the table on the next page setting out the activities with reserves backing.

Reserve estimates are generally prepared by third-party experts (i.e. geologists or engineers) prior to acquisition; this procedure is a critical component in the Group’s due diligence process in connection with any acquisition. Subsequent to acquisition, estimates are typically updated by company engineers and/or geologists and are reviewed annually by corporate and/or Divisional staff. However, where deemed appropriate by management, in the context of large or strategically important deposits, the services of third-party consultant geologists and/or engineers may be employed to validate reserves quantities outside of the aforementioned due diligence framework on an ongoing basis. The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2012 other than in business combination activity and specific instances where such review was warranted.

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

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

—	The reserves must be homogeneous deposits based on drill data and/or local geology; and

—	The deposits must be located on owned land or on land subject to long-term lease.

None of CRH’s mineral-bearing properties is individually material to the Group.

20 CRH

DESCRIPTION OF THE GROUP

Activities with Reserves Backing[1]
		Number	Property acreage		Proven		Percentage of mineral
		of	(hectares) [2]		&		reserves by rock type			2012
	Physical	quarries			probable	Years to	Hard	Sand &		Annualised
	location	/pits	Owned	Leased	reserves[3]	depletion[4]	rock	gravel	Other	extraction [5]
Europe Materials
Cement	Ireland	2	249	–	130	86	100%	–	–	1.5
	Poland	2	256	–	64	17	93%	6%	1%	3.8
	Switzerland	3	165	–	10	7	95%	–	5%	1.4
	Ukraine	4	295	–	104	53	69%	–	31%	2.0
	Other	4	401	75	234	73	50%	–	50%	3.5
Aggregates	Finland	158	452	355	188	12	63%	37%	–	13.2
	Ireland	95	4,711	50	875	78	83%	17%	–	10.2
	Poland	12	1,575	206	249	28	56%	44%	–	9.5
	Spain	7	68	162	61	48	100%	–	–	0.8
	Other	30	380	498	245	30	83%	17%	–	8.1
Lime	Ireland / Poland	3	466	–	49	42	100%	–	–	1.2
Subtotals		320	9,018	1,346	2,209		76%	17%	7%
Americas Materials
Aggregates	East	266	23,874	4,646	8,789	129	89%	11%	–	73.4
	West	433	21,170	16,073	4,198	87	37%	63%	–	51.5
Cement	American Cement	1	51	–	10	39	100%	–	–	0.3
Subtotals		700	45,095	20,719	12,997		72%	28%	–
Europe Products
Clay	UK, Poland	47	2,850	169	115	54	–	5%	95%	2.1
Americas Products
Clay	United States	25	1,640	308	75	58	–	–	100%	1.1
Group totals		1,092	58,603	22,542	15,396		72%	26%	2%

1

CRH’s share of the reserves and the annualised production of its joint ventures are proportionately consolidated in the table. The disclosures made refer to those facilities which are engaged in on-site processing of reserves in the various forms.

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

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely aggregates and clay reserves, are found. CRH is a significant purchaser of certain important materials such as cement, bitumen, steel, gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen, steel and fuel.

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.1 to this Annual Report on Form 20-F.

CRH 21

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

Environmental Compliance Policy

In order to comply with environmental regulations, CRH has developed the following Group environmental policy, approved by the CRH Board and applied across all Group companies, which is to:

—	comply, at a minimum, with all applicable environmental legislation and continually improve our environmental stewardship towards industry best practice;

—	ensure that our employees and contractors respect their environmental responsibilities;

—	proactively address the challenges and opportunities of climate change;

—	optimise our use of energy and all resources;

—	promote environmentally-driven product innovation and new business opportunities; and

—	be good neighbours in every community in which we operate.

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

US Federal and State laws are developing proactively to address carbon emissions. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented; depending on the scope of the legislation, this could significantly impact asphalt operations in the US. As of 22 March 2013, the Group is not aware of any schemes that would materially affect its US operations.

Possible Environmental Liabilities

At 22 March 2013 there were no material pending legal proceedings relating to environmental regulations or to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

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

Details of the ongoing legal case involving CRH’s interest in Secil are set out in note 5 to the Consolidated Financial Statements on page 106.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Seasonality and Weather Patterns

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 46% of full-year 2012 (2011: 45%), while EBITDA (as defined)* for the first six months of 2012 represented 35% of the full-year out-turn (2011: 35%).

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

22 CRH

DESCRIPTION OF THE GROUP

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s business. The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction and Key Performance Indicators — Forward-Looking Statements”. The Risk Factors have been grouped to focus on key strategic risks and key financial and reporting risks.

Key Strategic Risk Factors
Industry cyclicality

Risk Factor: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group’s financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. The adequacy and timeliness of management’s response to unfavourable events are of critical importance.

Discussion: The Group’s operating and financial performance is influenced by general economic conditions and the state of the residential, industrial and commercial and infrastructure construction markets in the countries in which it operates, particularly in the European Union and North America.

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the Group’s control, including:

— the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 9% of annual Group sales revenues in 2012);

— the performance of national economies in the 35 countries in which CRH operates;

— monetary policies in the countries in which CRH operates — for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus impacting residential construction activity;

— the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the Moving Ahead for Progress in the 21st Century Act (MAP-21); and

— the level of demand for construction materials and services, with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity.

A continuation of or deterioration in the current global economic downturn may result in further general reductions in construction activity. Against this backdrop, the adequacy and timeliness of the actions taken by CRH’s management team are of critical importance in maintaining financial performance at appropriate levels.

Each of the above factors could have a material adverse effect on the Group’s operating results and the market price of CRH’s securities.

Political and economic uncertainty

Risk Factor: As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. Changes in these conditions, including the possibility of disintegration of the eurozone and/or a failure to resolve current fiscal and budgetary issues in the United States, or in the governmental and regulatory requirements in any of the countries in which CRH operates (with particular reference to developing markets), may, for example, adversely affect CRH’s business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Discussion: The adverse developments in eurozone economic performance and financial markets in recent years, together with the fiscal and budgetary difficulties in the United States and ongoing austerity programmes in the developed world, have contributed to heightened global economic uncertainty. Whilst various actions have been taken by the European Commission, the European Central Bank, the International Monetary Fund, the United States Government and other parties to address the likely effects on the real economies of the relevant countries and their trading partners inter alia, the success of these endeavours cannot be guaranteed.

CRH operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, South America, Turkey, China and India. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges and could include the following:

— changes in political, social or economic conditions;

— trade protection measures and import or export licensing requirements;

— potentially negative consequences from changes in tax laws;

— labour practices and differing labour regulations;

— ethical procurement;

— unexpected changes in regulatory requirements; and

— state-imposed restrictions on repatriation of funds.

CRH 23

DESCRIPTION OF THE GROUP

Commodity products and substitution

Risk Factor: CRH faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which CRH does not produce or distribute. Against this backdrop, if CRH fails to generate competitive advantage through differentiation across the supply chain (for example through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Discussion: The competitive environment in which the Group operates can be significantly impacted by general economic conditions in combination with local factors including the number of competitors, the degree of utilisation of production capacity and the specifics of product demand. Across the multitude of largely local markets in which the Group conducts business, downward pricing pressure is experienced from time to time and the Group may not always be in a position to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher sale prices.

A number of the products sold by CRH (both those manufactured internally and those distributed) compete with other building products that do not feature in CRH’s product range. Any significant replacement of the Group’s products by substitute products, which CRH does not produce or distribute, could adversely impact market share and results of operations.

Acquisition activity

Risk Factor: Growth through acquisition is a key element of CRH’s strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

Discussion: The Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions supplemented from time to time by larger strategic acquisitions into new markets or new building products, for example. As a result of the challenging trading backdrop for many of CRH’s businesses since the onset of the financial crisis and the ensuing global economic downturn, management’s focus continues to be limited to acquisition opportunities that offer compelling value and exceptional strategic fit.

The realisation of CRH’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. CRH may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. The Group’s ability to realise the expected benefits from acquisition activity depends, in large part, on its ability to integrate newly-acquired businesses in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into the relevant legacy businesses and, accordingly, may be deprived of the expected benefits thus leading to potential dissipation and diversion of Group management resources and constraints on financial performance.

Joint ventures and associates

Risk Factor: CRH does not have a controlling interest in certain businesses (i.e. joint ventures and associates) in which it has invested and may invest; the greater complexity inherent in these arrangements accompanied by the need for proactive relationship management may restrict the Group’s ability to generate adequate returns and to develop and grow its business.

Discussion: Given the absence of control in associates and, to a lesser extent, joint ventures, important decisions such as the approval of business plans and the timing and amount of cash distributions and capital expenditures, for example, may require the consent of CRH’s partners or may be approved without CRH’s consent, despite provisions in the purchase contract. These limitations could impair CRH’s ability to effectively manage and/or realise its strategic goals for these businesses.

24 CRH

DESCRIPTION OF THE GROUP

Human resources

Risk Factor: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised Group may be inadequate thus giving rise to management attrition and difficulties in succession planning and potentially impeding the continued realisation of the Group’s core strategy of performance and growth.

Discussion: The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on CRH’s core strategy of performance and growth and in ensuring that succession planning objectives for key executive roles throughout CRH’s international operations are satisfied. In recognition of these requirements, the human resource management framework focuses on the operation of integrated and targeted programmes of performance management, leadership development (including international assignments, where appropriate), coaching and mentoring inter alia; the appropriateness of these programmes is reviewed on a regular basis to ensure that they mirror best practices.

Corporate communications

Risk Factor: As a publicly-listed company, CRH undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

Discussion: CRH places great emphasis on timely and relevant corporate communications with overall responsibility for these matters being vested in senior management at the Group Head Office (largely the Chief Executive, the Chief Operating Officer and the Finance Director) supported by the Corporate Communications and the Investor Relations functions and by purposeful engagement with highly experienced external advisors, where appropriate. The strategic, operational and financial performance of the Group and of its constituent entities is reported to the Board on a monthly basis with all results announcements and other externally-issued documentation (e.g. the Annual Report on Form 20-F and the Corporate Sustainability Report) being discussed at the Board/Audit Committee prior to release.

Corporate Social Responsibility

Risk Factor: CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s reported results and financial condition.

Discussion: CRH is subject to a broad and increasingly stringent range of existing and evolving governance, environmental, health and safety and other laws, regulations, standards and best practices in each of the jurisdictions in which the Group operates giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of the Group’s operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in CRH’s business and the impact of future developments in these respects on the Group’s activities, products, operations, profitability and cash flow cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future.

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

For additional information see also “Description of the Group — The Environment and Government Regulations”.

CRH 25

DESCRIPTION OF THE GROUP

Laws and regulations

Risk Factor: CRH is subject to many laws and regulations (both local and international), including those relating to competition law, corruption and fraud, throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non- compliance and may damage the Group’s reputation.

Discussion: CRH is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. CRH mandates that its employees comply with its Code of Business Conduct which stipulates best practice in relation to regulatory matters; however, CRH cannot guarantee that its operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial condition or results of operations.

Key Financial and Reporting Risk Factors
Financial instruments

Risk Factor: CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, against the backdrop of heightened uncertainties, in particular in the eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH’s liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group’s existing debt capacity or otherwise obtain financing for the Group’s operations.

Discussion: CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition programme. As at 31 December 2012, CRH had outstanding net indebtedness of approximately €3.0 billion (2011: €3.5 billion). A significant portion of the cash generated from operational activity is dedicated to the payment of principal and interest on indebtedness and is not available for other purposes. If CRH’s earnings were to decline significantly, difficulties may be experienced in servicing its debt instruments. In addition, in raising debt, CRH has entered into certain financing agreements containing restrictive covenants requiring CRH to maintain a certain minimum interest coverage ratio and a certain minimum net worth and placing a maximum limit on the ratio of net debt to net worth. These restrictions may limit CRH’s flexibility in planning for and reacting to competitive pressures and changes in business, industry and general economic conditions and may limit its ability to undertake acquisition activity and capitalise on other business opportunities. For further information on financial covenants, please see the “Lender Covenants” section of note 24 to the Consolidated Financial Statements (page 128).

CRH is exposed to movements in interest rates which affect the amount of interest paid on floating rate borrowings and the return generated on its cash investments. As at 31 December 2012, 109% (2011: 70%) of CRH’s net debt was at fixed interest rates. For additional information on the value of debt and the impact of movements in interest rates, see notes 21 and 22 to the Consolidated Financial Statements.

Any material deterioration in CRH’s existing credit ratings may significantly reduce its access to the debt markets and result in increased interest rates on future debt. A downgrade in CRH’s credit ratings may result from factors specific to CRH or from other factors such as general economic weakness or sovereign credit rating ceilings.

CRH holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with liquid investments and cash and cash equivalents at 31 December 2012, totalled €1.8 billion (2011: €1.3 billion). In addition to the above, CRH enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2012 were €172 million and €20 million respectively (2011: €205 million and €30 million). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the United States) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2012, this balance was €0.4 billion (2011: €0.4 billion). In the current business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

26 CRH

DESCRIPTION OF THE GROUP

Defined benefit pension schemes

Risk Factor: CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate deficits applicable to past service.

Discussion: The assumptions used in the recognition of assets, liabilities, income and expenses (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on market and economic conditions at the balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and anticipated inflation; (iv) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (v) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions (items (i) and (iii) to (v) pertain to liabilities with item (ii) pertaining to assets). The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities and the expected long-term rate of return on scheme assets are disclosed on pages 133 to 136. A prolonged period of financial market instability would have an adverse impact on the valuations of CRH’s pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating reparation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the employer contributions disclosure on page 137. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets.

Insurance counterparties

Risk Factor: In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Discussion: The Group’s insurance arrangements require that the Group retain certain exposures in respect of a variety of liability/casualty, property damage and business interruption risks; amounts in excess of these predetermined self-insurance thresholds, together with umbrella arrangements, as appropriate, are arranged through leading, highly-rated global insurers and re-insurers giving rise to counterparty risks. The exposures borne by third-parties are, in general, subject to caps with any exposures in excess of those caps being borne by CRH. As at 31 December 2012, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €190 million (2011: €199 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

Foreign currency translation

Risk Factor: CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency) together with declines in the euro value of the Group’s net investments which are denominated in a wide basket of currencies other than the euro.

Discussion: A significant proportion of the Group’s revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollars, Swiss Francs, Polish Zlotys and Pounds Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact the Group’s consolidated results and net worth. It is the Group’s policy to hedge partially its investment in foreign currencies by ensuring that net worth, net debt and net interest are spread across the currencies in which the Group operates, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended 31 December 2012, see the Business Review section commencing on page 32 and notes 21 and 22 to the Consolidated Financial Statements.

CRH 27

DESCRIPTION OF THE GROUP

Goodwill impairment

Risk Factor: Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

Discussion: An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 15 to the Consolidated Financial Statements on pages 114 to 116.

Whilst a goodwill impairment charge would not impact cash flow, a full write-down at 31 December 2012 would have resulted in a charge to income and a reduction in equity of €4.2 billion (2011: €4.3 billion).

Inspections by Public Company Accounting Oversight Board (“PCAOB”)

Risk Factor: Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

Discussion: As a public company, our auditors are required by United States law to undergo regular PCAOB inspections to assess their compliance with United States law and professional standards in connection with their audits of financial statements filed with the SEC. Under Irish law, the PCAOB is currently unable to inspect and evaluate the audit work and quality control procedures of auditors in Ireland. Accordingly investors who rely on our auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors.

28 CRH

BUSINESS REVIEW

Page
30	CRH Executive Management Team
32	CURRENT YEAR
32	Summary
32	2012 Operations
33	2013 Outlook
33	Key Components of 2012 Performance
34	Financial Performance Indicators
34	Liquidity and Capital Resources
35	Significant Changes
35	Contractual Obligations
36	SEGMENT REVIEWS – 2012
42	PRIOR YEAR REVIEWS

CRH 29

BUSINESS REVIEW

Left to right: Doug Black, Albert Manifold, Mark Towe, Myles Lee, Henry Morris, Maeve Carton, Erik Bax

30 CRH

BUSINESS REVIEW

CRH Executive Management Team1

Erik Bax	Managing Director Europe Products & Distribution

Nationality:	Dutch

Skills and experience: Erik joined CRH in 1984 and has worked in operational and commercial roles in various operating companies. He has held a number of senior management positions including Managing Director Europe Building Products from 2003 and Managing Director Europe Distribution from 2007. Erik was appointed Managing Director of Europe Products & Distribution in 2010.
Qualifications: B Eng, MBA.

Doug Black	President and Chief Operating Officer Oldcastle, Inc.

Nationality:	United States

Skills and experience: Doug started his career with CRH in 1995 as Vice President of Business Development in Oldcastle, and the following year he helped create the Oldcastle Distribution division. Doug was President of Oldcastle Precast Southeast division from 1996 to 2000, was promoted to Chief Operating Officer, Oldcastle Architectural in 2000 where he held the position of President and Chief Executive Officer from 2002 to July 2006. Doug then moved to Oldcastle Materials where he served two years as President before being appointed Chief Executive Officer in 2008. He was appointed to his current position of President and Chief Operating Officer, Oldcastle, in February 2012.
Qualifications: BS, MBA.

Maeve Carton	Finance Director

Nationality:	Irish

Skills and experience: Since joining CRH in 1988, Maeve has held a number of roles in the Group Finance area and was appointed Group Controller in 2001, Head of Group Finance in January 2009 and to the position of Finance Director in May 2010. She has broad-ranging experience of CRH’s reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH’s evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice.
Qualifications: MA, FCA.

Myles Lee	Chief Executive

Nationality:	Irish

Skills and experience: Myles joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 30 years’ experience of the building materials industry and of CRH’s international expansion. He was appointed Group Chief Executive with effect from 1 January 2009.

Qualifications: BE, FCA.

Albert Manifold	Chief Operating Officer

Nationality:	Irish

Skills and experience: Albert was appointed Chief Operating Officer of CRH and to the CRH Board with effect from 1 January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director of Europe Materials.
Qualifications: FCPA, MBA, MBS.

Henry Morris	Managing Director Europe Materials

Nationality:	Irish

Skills and experience: Henry joined Irish Cement Ltd. as a graduate. He held a number of operational roles in CRH’s cement business prior to his appointment as Managing Director of CRH’s Aerobord business in 1990. Henry left to join Barlo Group plc in 1993 and returned to CRH in 2001 as Regional Director, Finland and Switzerland. He was appointed Chief Operating Officer, Europe Materials in 2007 and Managing Director of the Europe Materials Division in January 2009.
Qualifications: BE, MBA.

Mark Towe	Chief Executive Officer Oldcastle, Inc.

Nationality:	United States

Skills and experience: Mark joined CRH in 1997 and was appointed a CRH Board Director with effect from July 2008. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. Mark was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH’s operations in the Americas) in July 2008. With approximately 40 years of experience in the building materials industry, he has overall responsibility for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.

1	For purposes of the Form 20-F, the Company considers Senior Management to include only the Executive Directors of the Board.

CRH 31

BUSINESS REVIEW — Current Year

The following discussion should be read in conjunction with the Consolidated Financial Statements of CRH included in this Annual Report on Form 20-F.

The terms “ongoing”, “organic”, “underlying”, “like-for-like” and “heritage” have the same meaning in the discussion that follows.

Summary

Reported sales at €18.7 billion showed an increase of 3%. Underlying like-for-like sales fell 2% comprising a 3% increase in the Americas outweighed by a 6% decline for European operations.

EBITDA (as defined)* amounted to €1,640 million, a 1% decline compared with the €1,656 million reported for 2011. EBITDA (as defined)* is stated after charging costs of €60 million (2011: €61 million) associated with the Group’s ongoing restructuring efforts.

Operating profit fell 3% to €845 million (2011: €871 million) after combined restructuring and impairment charges of €88 million (2011: €82 million).

A €175 million increase in profit on disposals was outweighed by a €32 million increase in finance costs and a €154 million reduction in our share of associates’ results due primarily to impairment charges in our Spanish associate, Uniland. These movements combined with the €26 million decline at operating profit level resulted in a €37 million, or 5% fall in reported PBT to €674 million (2011: €711 million).

Reported earnings per share were 7% lower at 76.5c (2011: 82.6c).

Although earnings per share fell back, strong cash generation and a robust balance sheet saw the dividend unchanged at 62.5 cent; over the past 29 years CRH has delivered compound growth in dividend of 11.8% annually, with no dividend reduction over that extended period. Dividend cover amounted to 1.2 times (2011: 1.3 times); before impairment charges dividend cover was 1.6 times (2011: 1.4 times).

Year-end net debt at just under €3.0 billion† was lower than the end-2011 level of €3.5 billion, while year-end net debt to EBITDA (as defined)* was also lower at 1.8 times (2011: 2.1 times).

2012 Operations

Results for 2012 reflect progress from our Americas operations helped by a strong recovery in residential construction and improving overall economic activity in the United States. Like-for-like sales grew by 3% while, with the benefit of acquisitions and a stronger US Dollar exchange rate, reported sales for our Americas activities rose by 15% and reported EBITDA (as defined)* of €0.85 billion was 12% higher (2011: €0.76 billion).

Americas Materials reported a 7% increase in EBITDA (as defined)* at €0.57 billion; while underlying volumes were slightly behind 2011 levels, acquisition effects resulted in flat overall volumes in aggregates and a modest increase in asphalt and readymixed concrete volumes. With the subdued volume backdrop, markets remained competitive and margins declined somewhat. Americas Products reported a 24% increase in EBITDA (as defined)* to €0.20 billion as private markets outpaced infrastructure while EBITDA (as defined)* in Americas Distribution moved ahead by 28% to €0.08 billion; both of these segments saw improvements in margins in 2012.

In contrast to the trading experience in the Americas, our European businesses had to contend with weakening consumer and investor confidence within the Eurozone. Like-for-like sales for these Divisions fell by 6%. Reported sales, including the impact of acquisitions and divestments, fell by 7% and reported EBITDA (as defined)* of €0.79 billion was 12% lower (2011: €0.90 billion).

Europe Materials EBITDA (as defined)* fell by 7% to €0.41 billion; the decline primarily reflected the disposal of our stake in Portuguese joint venture, Secil, which was effected in May 2012. Good operational and restructuring efforts saw margins broadly maintained at 2011 levels. Particularly tough trading in the Netherlands impacted reported EBITDA (as defined)* in Europe Products (€0.15 billion, down 22%) and in Europe Distribution (€0.23 billion, down 14%). Although the second half of the year saw some margin stabilisation, most especially in Distribution, full-year margins fell in both segments.

During 2012 we continued to advance the significant cost reduction initiatives which have been progressively implemented since 2007 and which by year-end had generated cumulative annualised savings of €2.2 billion. Total restructuring costs associated with these initiatives and reflected in reported EBITDA (as defined)*, amounted to €60 million in 2012 (2011: €61 million) and were once again heavily focussed on our European Divisions (€43 million versus €47 million in 2011).

Of particular note during 2012 was a substantial step-up in alternative fuel usage in our European cement operations and increased usage of recycled asphalt in our paving activities in North America. These initiatives mitigated cost inflation in energy-related inputs.

While overall cost inflation was not as severe as in 2011, recovery of cost increases continued to be challenging. This was particularly the case in European markets as economic growth weakened through the year. However, on a more positive note, we saw an improving price/cost dynamic in our operations in the United States as the year progressed.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

†

As disclosed in note 21 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

32 CRH

BUSINESS REVIEW — Current Year

2013 Outlook

After a slower second quarter, GDP in the United States picked up strongly in the third quarter of 2012. However, some once-off factors contributed to a weaker final quarter with GDP growth currently estimated at approximately 2% for 2012 as a whole. Despite this variable pattern, we believe that the fundamentals are in place for continued positive momentum in the US economy in 2013, although the moderate fiscal tightening resulting from payroll tax increases may weigh somewhat on first-half economic growth. Against this backdrop we expect our Americas operations to show progress in 2013.

In contrast to the United States, economic growth in Europe turned negative in the second quarter and full-year GDP for the European Union as a whole is estimated to have fallen slightly. Current forecasts suggest only modest growth at best for 2013.

On the positive side, however, the strong commitment from the European Central Bank to providing support for peripheral Eurozone economies has resulted in a more stable financial backdrop which is encouraging from a confidence building perspective and is an essential prerequisite for European economic recovery. Nevertheless, 2013 will be another challenging year for our European Divisions with significant actions, as already announced, being implemented to counteract market weakness.

Assuming no major financial or energy market dislocations, we expect that ongoing improvements in our businesses in the Americas combined with further profit improvement initiatives throughout our operations will outweigh continuing trading pressures in our European segments, enabling the Group to achieve progress in 2013.

Key Components of 2012 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs	Associates’ profit after tax	Pre-tax profit
2011 as reported	18,081	1,656	871	55	(257)	42	711
Exchange effects	748	68	32	2	(12)	3	25
2011 at 2012 exchange rates	18,829	1,724	903	57	(269)	45	736

Incremental impact in 2012 of:
2011 and 2012 acquisitions	603	60	33	–	(3)	–	30
2011 and 2012 divestments	(389)	(46)	(23)	160	2	–	139
Restructuring costs	–	1	1	–	–	–	1
Impairment charges	–	–	(7)	–	–	(135)	(142)
Ongoing operations	(384)	(99)	(62)	13	(19)	(22)	(90)
2012	18,659	1,640	845	230	(289)	(112)	674
% change	+3%	–1%	–3%				–5%

The table above analyses the change in results from 2011 to 2012. Improved trading for our Americas segments, reflecting an overall pick-up in economic activity and a strong recovery in residential construction, was more than offset by the impact of slowing momentum in the economies of our major European markets. Additional detail on the sales, EBITDA (as defined)* and operating profit for each of CRH’s six reporting segments is set out in the reviews on pages 36 to 41.

An 8% strengthening of the US Dollar over 2011 has been the main factor in the positive exchange effects for 2012, adding approximately 4% to both sales and pre-tax profits.

Acquisitions completed in 2011 and 2012 contributed incremental sales revenue of €603 million and operating profit of €33 million in 2012. The impact of divested activities was a negative €389 million in sales and €23 million at operating profit level.

We continue to review and, when required, extend our cost reduction programme. Costs of €60 million incurred in 2012 to implement these savings were similar to last year (2011: €61 million).

Total impairment charges for 2012 at €174 million were significantly higher than last year (2011: €32 million), and included €146 million related to our 26% associate stake in Uniland, the Spanish cement producer. The associates’ impairment of €11 million in 2011 related to our investment in French distribution business Trialis which was divested in March 2011.

Revenue from ongoing operations decreased by €384 million (2%) in 2012, with Europe segments declining 6% whereas Americas segments grew 3%. Competition remained intense, limiting our ability to recover input cost increases, and as a result organic operating profit declined by €62 million.

Total net finance costs of €289 million included discount unwinding and pension-related financial expenses of €31 million (2011: €28 million). Interest on net debt increased to €258 million (2011: €229 million), due to the stronger US Dollar, the ending of interest capitalisation on major cement plant projects, the additional cost of our early-2012 €500 million bond issue and lower interest income.

Earnings per share declined by 7% to 76.5c (2011: 82.6c), reflecting the lower pre-tax profit for the year.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 33

BUSINESS REVIEW — Current Year

Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength are set out below.

	2012	2011
EBITDA (as defined)* margin	8.8%	9.2%
Operating profit margin	4.5%	4.8%
EBITDA (as defined)* interest cover	6.4x	7.2x
Effective tax rate	17.8%	16.0%
Shareholder return	4%	3%
Net debt as % of total equity	28%	33%
Net debt as % of market capitalisation	27%	32%

The Group EBITDA (as defined)* margin declined by 0.4 percentage points as the significant increase in input costs was not fully recovered in selling prices; operating profit margin similarly declined to 4.5%. Management believes that the EBITDA (as defined)* interest cover ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With a higher level of net interest in 2012, the multiple of EBITDA (as defined)* to debt-related interest reduced to 6.4 times (2011: 7.2 times) (see calculation on page 4), well in excess of our covenant level of 4.5 times and in keeping with our commitment to maintaining an investment grade rating.

The effective tax rate of 17.8% of pre-tax profit was higher than 2011 (16%), reflecting the mix of Group profits by geographical region.

The share price at 31 December 2012 was €15.30, little changed from the 2011 closing price (€15.36); however, with the 2012 dividend at 62.5c, the net return for shareholders for the year was a positive 4%. This follows returns of +3% in 2011, -16% in 2010 and +22% in 2009. At year-end 2012, CRH’s market capitalisation was €11.1 billion (2011: €11 billion), ranking the Group at number four in its building materials peer group.

Total shareholders’ equity remained unchanged at €10.6 billion, with the net comprehensive income for the year of €0.4 billion offset by dividends of €0.4 billion. Year-end total interest-bearing loans and borrowings decreased by €0.1 billion to €4.9 billion (2011: €5.0 billion). Year-end net debt of just under €3 billion† was €0.5 billion lower than year-end 2011, and accordingly the percentage of net debt to total equity reduced to 28% (2011: 33%). With year-end market capitalisation broadly in line with year-end 2011, the debt/market capitalisation percentage was also lower at 27% (2011: 32%).

Liquidity and Capital Resources – 2012 compared with 2011

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 90.

Cash flows from operations

Net operating cash inflows of €1,025 million in 2012 were in line with prior year (2011: €1,026 million).

Net working capital outflow decreased by €136 million to €75 million (2011: €211 million). Working capital levels are driven by trends in overall sales and also by seasonal weather patterns. CRH believes that its working capital is sufficient for the Group’s present requirements. The key components of the movement in working capital are analysed in note 20 to the Consolidated Financial Statements.

Payments during 2012 to address deficits in the Group’s defined benefit schemes were €50 million higher than 2011.

Cash flows from investing and financing activities

Proceeds from disposal of non-current assets and businesses amounted to €751 million (2011: €442 million), primarily reflecting the divestment in May 2012 of our 49% stake in the Portuguese cement business Secil and the disposal of our wholly-owned Magnetic Autocontrol business in April 2012.

Stable capital expenditure of €575 million represented 3.1% of Group revenue (2011: 3.2%), amounting to 77% of depreciation (2011: 78%) as we continue to maintain our discipline while investing in the structure of the business.

The Group completed 36 acquisitions and investment transactions in 2012 at a total cost of €649 million. Excluding net deferred payments of €123 million and debt in acquired companies, the cash outflow for the year was €482 million (2011: €552 million). Details of the acquisitions completed during 2012 are set out in note 31 to the Consolidated Financial Statements.

Exchange rate movements during 2012 reduced the euro amount of cash and cash equivalents by €26 million principally due to the 2% weakening in the year-end exchange rate of the US Dollar versus the euro, from 1.2939 at end-2011 to 1.3194 at end-2012.

Borrowings and Credit Facilities

An analysis of the components of net debt, together with information on the currency and maturity profile of our debt and on the interest rates applicable to that debt, are set out in notes 21 to 25 to the Consolidated Financial Statements.

The Group remains in a very strong and flexible financial position with €1.8 billion of cash, cash equivalents and liquid investments together with €1.8 billion of undrawn committed bank facilities at year-end; year-end cash balances would cover all debt maturities in 2013 and 2014. Net debt of just under €3 billion† at year-end 2012 was €0.5 billion lower than year-end 2011. The net debt to EBITDA (as defined)* ratio at end-2012 was 1.8 times (2011: 2.1 times) and, based on net debt-related interest costs of €258 million (excluding non-debt-related financial expenses of €31 million (2011: €28 million), EBITDA (as defined)* interest cover for the year was 6.4 times (2011: 7.2 times).

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

†

As disclosed in note 21 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

34 CRH

BUSINESS REVIEW — Current Year

In January 2012 the Group issued €500 million in 7-year Eurobonds at a coupon rate of 5%. Since year-end, the Group has in March 2013 agreed an issue of €750 million 10-year Eurobonds at a coupon rate of 3.125%, the Group’s lowest-ever coupon, which has further enhanced the Group’s financial resources. CRH believes that its year-end cash and liquid resources of €1.8 billion and committed and undrawn facilities of an additional €1.8 billion are sufficient to meet its capital expenditure and other expenditure requirements for 2013.

CRH remains committed to maintaining an investment grade credit rating.

Lender Covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants, details of which are set out in note 24 to the Consolidated Financial Statements. CRH was in full compliance with its financial covenants throughout 2012 and 2011.

The Group is not aware of any stated events of default as defined in the Agreements as of the date of this Annual Report.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a, current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Financial Risk Management

The Board sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. Details of these policies are set out in note 22 to the Consolidated Financial Statements. The Group manages its cash transmission, collection and holding policies and practices in order to minimise the risks arising from continued financial market stresses.

Quantitative and Qualitative Information about Market Risk

The Group addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2012, for each class of financial instrument with all other variables remaining constant. The Group has used a sensitivity analysis technique that measures the estimated impact on profit before tax in the Consolidated Income Statement and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the €/US$ exchange rate, from the rates applicable at 31 December 2012, with all other variables remaining constant. The €/US$ rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the United States. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative and Qualitative information and sensitivity analysis of market risk is contained in notes 21-25 to the Consolidated Financial Statements.

Significant Changes

Other than the agreement of the March 2013 Eurobond issue referred to in the “Borrowings and Credit Facilities” section on this page, no significant changes have occurred since the balance sheet date.

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred acquisition consideration and pension scheme contribution commitments at 31 December 2012 is as follows:

Payments due by period	Total €m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m
Interest-bearing loans and borrowings[1]	4,688	657	1,255	1,257	1,519
Finance leases	17	3	4	7	3
Estimated interest payments on contractually-committed debt and finance leases[2]	1,211	290	407	238	276
Deferred and contingent acquisition consideration	297	104	75	28	90
Operating leases	1,336	275	399	261	401
Purchase obligations[3]	261	234	21	2	4
Retirement benefit obligation commitments[4]	181	36	46	43	56
Total	7,991	1,599	2,207	1,836	2,349

1

Of the €4.7 billion total gross debt, €0.1 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

2

These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance.

3

Includes capital expenditure contracted for. A summary of the Group’s future purchase commitments as at 31 December 2012 for capital expenditure are set out in note 14 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

4	Represents the contracted payments related to our pension and post-retirement benefit plans.

CRH 35

BUSINESS REVIEW — Current Year

Segment Reviews – 2012

Europe Materials

Results					Analysis of change
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	–10%	2,685	2,985	–300	–222	+78	–182	–	+26
EBITDA (as defined)*	–7%	405	436	–31	–11	+14	–40	+6	–
Operating profit	–7%	246	264	–18	–8	+9	–24	+6	–1
EBITDA (as defined)* margin		15.1%	14.6%
Operating profit margin		9.2%	8.8%
Gains from CO2 trading were €31 million (2011: €38 million)					Restructuring costs amounted to €13 million (2011: €19 million)
Pension curtailment gains were €30 million (2011: €12 million)					No impairment charges were incurred (2011: nil)

A slowdown in construction activity in central Europe together with continuing declines in western and southwestern Europe resulted in a reduction of 7% in like-for-like sales. The impact of divestments during the year exceeded contributions from acquisitions, and both EBITDA (as defined)* and operating profit were lower than last year.

The results reported above include gains from pension curtailments and CO2 trading. Despite lower volumes, margins excluding these gains, which are also excluded from the regional comments below, were similar to 2011 reflecting the benefit of our continued focus on cost containment and efficiency measures.

Development spend of €103 million comprised four acquisitions/investments, the more significant of which were the acquisition of a readymixed concrete and concrete products business in Finland together with further investment in our associate Yatai Building Materials as it continued to expand its presence in northeastern China. The divestment of the Group’s 49% holding in Secil in Portugal was completed in May.

Central and Eastern Europe

Construction activity in Poland contracted during 2012, reflecting completion of projects associated with the June 2012 European football championship and a sharp decline in infrastructure road projects as a number of contractors experienced financial difficulties. Notwithstanding this, construction activity in infrastructure remained at a level consistent with 2011. The residential market continued to be sluggish with the tightening of mortgage lending criteria and some weakening in residential prices. While national cement volumes for the year were down 17%, our volumes declined by 11%. Pricing remained under pressure throughout the year in most of our product lines and overall operating profit declined. In Ukraine the strong increase in cement volumes in the first half was reversed in the second half of the year, affected by the completion of European football championship projects and the national cement market finished down 5% compared with 2011. However, with the benefit of our new cement plant and the acquisition in Odessa that was completed in 2011, our volumes increased by 32% and operating profit improved significantly due to better pricing and our low cost producer advantage.

Switzerland, Finland, Benelux

Overall construction spend in Switzerland was up slightly in 2012. The downstream businesses of aggregates and readymixed concrete remained strong; however, cement volumes were down 8% due mainly to poor weather in the early part of the year. Sales prices, particularly in cement, remained under pressure due to the strong Swiss Franc, and operating profit was lower than in 2011. In Finland, construction output declined in 2012 mainly due to lower residential starts, and our cement volumes declined by 6%. While our businesses delivered price increases in cement, aggregates and readymixed concrete, operating profit was lower than in 2011. In the Benelux, our readymixed concrete and aggregates business in the Netherlands was impacted by a 7% decline in construction activity levels and operating profit was lower than in 2011. In Belgium the cement grinding business acquired in mid-2011 performed somewhat behind expectations.

Ireland, Spain

Construction activity in Ireland continued to fall with domestic cement volumes 17% lower than in 2011. Our cost and capacity reduction programmes continued during the year and with this lower cost base, operating losses reduced. In Spain, while construction activity fell by a further 30% with declines across all sectors, with the benefit of the significant cost reduction initiatives implemented in prior years our results were in line with 2011.

Eastern Mediterranean, Asia

In Turkey, while domestic volumes for our 50% joint venture in the Aegean region were in line with 2011, export volumes increased resulting in a total volume increase of 3%; however, operating profit was lower due mainly to domestic pricing pressure in the second half. Cement volumes in our 50% joint venture in Southern India increased as the business continued to broaden its market scope; while selling prices also improved, higher input and transport costs resulted in an operating profit similar to 2011. In China a general slowdown in residential, non-residential and infrastructure construction saw a year-on-year decline of 21% in cement demand across the northeast region consequently profits were lower.

Outlook – Europe Materials

The 2012 decline in Polish cement volumes is expected to moderate with some potential for improvement as the affected road contracts, currently being re-tendered, should add to construction materials volumes in the second half of 2013. We anticipate flat demand in Ukraine

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

36 CRH

BUSINESS REVIEW — Current Year

but expect further improvements in margin through cost efficiencies from our new cement plant. In Switzerland we expect an improvement in construction spend in 2013. While a slight decline is expected in Finland, our business will benefit from rationalisation of our readymixed concrete, paving and precast concrete operations following the concrete products acquisition in September 2012. The outlook remains challenging for Ireland and Spain with further volume declines expected in 2013; however, ongoing capacity reduction, cost efficiencies and increased use of alternative fuels should help our businesses to maintain margins. In Southern India relatively flat demand is anticipated in our main Andhra Pradesh market while cement demand in northeast China is expected to pick up in the second half of the year as government spending on infrastructure projects recommences.

Americas Materials

Results					Analysis of change
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+13%	4,971	4,395	+576	+40	+168	–	–	+368
EBITDA (as defined)*	+7%	566	530	+36	–25	+20	–	–5	+46
Operating profit	+7%	282	264	+18	–12	+12	–	–5	+23
EBITDA (as defined)* margin		11.4%	12.1%
Operating profit margin		5.7%	6.0%
					Restructuring costs amounted to €14 million (2011: €9 million)
					No impairment charges were incurred (2011: nil)

Benign weather conditions early in the year contributed to increased first-half volumes. However, second-half trading proved more challenging with a slower pace of highway contract awards and severe disruption to activity in the northeastern United States in late October/early November due to Hurricane Sandy. Despite this challenging backdrop, which saw a slight reduction in underlying volumes and higher input costs, the combination of focussed commercial and cost actions with solid acquisition contributions resulted in US Dollar operating profit being broadly in line with 2011.

Americas Materials completed 16 acquisitions in 2012 at a total cost of €230 million (spend €108 million net of deferred payments), adding 560 million tonnes of reserves, seven operating quarries, 17 asphalt plants and 11 readymixed concrete plants with annual production of 4.6 million tonnes of aggregates, 1.8 million tonnes of asphalt and 0.4 million cubic metres of readymixed concrete.

Energy and related costs: The proportion that these costs represented of sales was maintained at 2011 levels due to efficiency improvements combined with increased use of recycled materials. The price of bitumen, a key component of asphalt mix, rose by 7% in 2012 following a 14% increase in 2011. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 3% and 2% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, decreased by 9% as many of our facilities converted to lower cost natural gas. Recycled asphalt and shingles accounted for 20% of total asphalt requirements, an increase from 18% in 2011. Wider use of warm mix asphalt continues to deliver cost benefits while also providing customers with a more workable and eco-friendly product.

Aggregates: Total volumes including acquisitions were flat, with like-for-like volumes down 2%. Compared with 2011, average prices increased by 2% on both an overall and like-for-like basis; however, margins declined slightly due to higher input costs.

Asphalt: While total volumes increased by 2%, like-for-like volumes fell by 2%. Despite the 7% increase in bitumen costs, we were able to limit unit cost increases to 4% due to lower energy input costs and greater use of recycled materials. With an average like-for-like asphalt price increase of 5%, our overall asphalt margin improved in 2012.

Readymixed Concrete: Total volumes including acquisitions increased by 2%, with like-for-like volumes flat compared with 2011. In a very competitive environment, average like-for-like prices increased by 1% but, with a 3% increase in unit cost, margins declined. Operating profit was similar to 2011 driven by acquisitions and lower fixed overhead.

Paving and Construction Services: Overall sales revenue increased by 5% and by 1% on a like-for-like basis. Pricing remained under pressure in a competitive bidding environment; however, efficiency improvements enabled us to maintain overall margins in this segment at 2011 levels.

Regional Performance

East

The East region, comprising operations in 22 states, the most important being Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia, is organised into four divisions. Our Central division delivered improved profits with price increases and moderate volume growth offsetting higher costs. Our Mid-Atlantic division was bolstered by new acquisitions in 2012 as we focussed on expanding operations in this key market. An improving residential market positively impacted our Southeast division and led to better volumes, prices and profit growth. The Northeast division experienced a decline in operating profit due mainly to the disruption caused by Hurricane Sandy. Overall US Dollar operating profit in our East region was slightly lower than in 2011.

West

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Both the core Central West and the Mountain West divisions delivered higher operating

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 37

BUSINESS REVIEW — Current Year

profit driven by strong asphalt pricing. The Northwest division experienced difficult market conditions in 2012 and the absence of large infrastructure projects combined with a tepid residential market led to lower profits. Overall operating profit for our West region was maintained in 2012.

Outlook – Americas Materials

We expect GDP growth in 2013 to be similar to 2012 and the residential market to continue its recovery. The approval of MAP-21 during 2012 provides stability and certainty regarding levels of highway funding through September 2014. In addition, the increase in the Transportation Infrastructure Finance and Innovation Act (TIFIA) funding will give states greater opportunity to benefit from private sector involvement in highway projects; however, the actual impact on near-term investment remains to be seen. With the roll-off of the final element of the ARRA stimulus package, we expect federal funding to be slightly down in 2013; this is expected to be mostly offset by higher state spending on much needed repair and maintenance.

Overall, we expect 2013 volumes for our mix of business to be relatively flat compared with 2012. Our focus is to achieve further price increases and efficiency improvements and, given a continuation of the relative stability seen in the energy markets over recent months, for operating margin to move ahead.

Europe Products

Results					Analysis of change
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	–6%	2,481	2,648	–167	–111	+125	–207	–	+26
EBITDA (as defined)*	–22%	152	194	–42	–51	+15	–6	–3	+3
Operating profit	–73%	18	66	–48	–48	+9	+1	–12	+2
EBITDA (as defined)* margin		6.1%	7.3%
Operating profit margin		0.7%	2.5%
Pension curtailment gains were nil (2011: €17 million)					Restructuring costs amounted to €27 million (2011: €24 million)
					Impairment charges of €24 million were incurred (2011: €15 million)

Europe Products experienced very difficult trading conditions in 2012. In particular, the first quarter was significantly impacted by an extremely harsh winter and Eurozone economic difficulties continued to affect business confidence, especially in the Netherlands. Although the negative trend eased somewhat in the second half of the year, overall like-for-like sales were down 4% on 2011. In response to these difficult trading conditions, we implemented significant cost reductions, rationalisation and plant closures.

Acquisition spend for the year amounted to €151 million on a total of four transactions, of which the largest was the acquisition of a European RMI-oriented Shutters & Awnings business in Germany. The divestments impact above mainly reflects the sale in 2011 of our Insulation and Climate Control business together with the disposal in 2012 of our German-based access controls business.

Concrete Products

Concrete Products was significantly affected by difficult trading conditions in the Netherlands, Germany, Belgium and France, but the impact was partly offset by improvements in Denmark and Eastern Europe. Further significant cost reduction initiatives have been implemented across all activities and countries. Lower trading combined with restructuring costs resulted in operating profit falling significantly below last year.

The Architectural operations (tiles, pavers, blocks) were negatively impacted by the deteriorating market backdrop in the Netherlands, Belgium and France. Sales were lower than in 2011 due to continuing weak consumer confidence and lower government spending in landscaping and civil network products in France, in particular. Despite lower sales and operating profit compared with 2011, our German landscaping activities performed better than expected given the challenging market conditions.

Our Structural business experienced very difficult market conditions in the Netherlands where residential and non-residential construction activity declined. Further restructuring initiatives were announced and are being implemented in order to adjust our cost base and production footprint to the changed market conditions. In Belgium we also saw a negative impact on sales and operating profit due to continuing market deterioration, but this was partly offset by the continued strong performance of our specialities business, which supplies the residential, industrial and agricultural sector. Our business in Denmark continued to perform strongly and showed further improvement in operating profit compared with last year. Trading conditions for our activities in Eastern Europe, especially Hungary and Poland, showed improvement and operating profit increased.

Clay Products

Both new and repair and maintenance activity declined in the United Kingdom in 2012 and industry brick volumes were down 3% versus last year. While we also saw lower volumes at our UK brick business we achieved higher average prices and, excluding the pension gain in 2011, operating profit was maintained broadly in line with last year. Difficult trading conditions were experienced in Mainland Europe, with particularly challenging markets in the Netherlands. This resulted in lower overall sales and operating profit for our Clay business.

Lightside Building Products

Lightside Building Products activities also showed a decline compared with 2011 but not to the same extent as our Concrete and Clay Products activities. The Outdoor Security business was negatively impacted by the very difficult trading conditions across Europe, as

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

38 CRH

BUSINESS REVIEW — Current Year

sales and operating profit in the Netherlands, Germany, France and the UK declined. However, the performance of our Nordic and Mobile Fencing activities was broadly in line and Germany in particular has begun to benefit from restructuring activities started in 2011.

During 2012, our footprint in the attractive RMI-focussed Shutters & Awnings segment was significantly expanded by an acquisition in Germany. The underlying Shutters & Awnings business in the Netherlands was impacted by negative economic sentiment and operating profit, while still at a satisfactory level, was lower than in 2011.

In Construction Accessories operating profit was lower due to strong price competition in Mainland European markets. In contrast, the UK market experienced increased levels of activity in the London area. Our activities in China, after a difficult start, are making progress. In April 2012, we acquired a business in southeast Asia, expanding our footprint in this developing region.

Outlook – Europe Products

Our Products businesses are predominantly located in the Netherlands, Germany, Belgium and France and are principally exposed to new construction. We expect 2013 to be another difficult year with little progress on 2012. We believe that market conditions in the Netherlands, Belgium, UK and France will be challenging and we are cautious about Germany. We are more positive about Denmark, the Nordic countries and growth outside of Europe, especially in Asia. Against this backdrop, we will continue our efforts to reduce our cost base, rationalise our manufacturing footprint and adapt to market conditions.

Americas Products

Results					Analysis of change
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+18%	2,806	2,378	+428	+174	+67	–	–	+187
EBITDA (as defined)*	+24%	204	164	+40	+21	+5	–	+2	+12
Operating profit	+105%	86	42	+44	+39	+1	–	+2	+2
EBITDA (as defined)* margin		7.3%	6.9%
Operating profit margin		3.1%	1.8%
					Restructuring costs amounted to €2 million (2011: €4 million)
					Impairment charges of €4 million were incurred (2011: €4 million)

2012 saw good progress for our Americas Products segment helped by a strong recovery in residential construction in the United States and an ongoing pick-up in overall economic activity. Like-for-like sales were 7% ahead of last year. The combination of input cost pressures and very competitive pricing required a continued tight focus on operational excellence initiatives. Nevertheless, with the benefit of organic growth, market share gains and cost reduction initiatives, the segment achieved a significant increase in US Dollar operating profit and growth in both EBITDA (as defined)* and operating profit margins.

Americas Products completed 9 acquisitions in 2012 for a total spend of €112 million. Of particular note was the acquisition by our Architectural Products Group (APG) of paver plant facilities in Ontario, Canada (3) and in Florida (4), increasing our market share in Ontario and extending the reach of our Florida operations to the southwest of the state with resultant transportation benefits. The acquisition of 5 packaged cement mix plants in Texas further strengthened APG’s national presence in packaged concrete products. The Precast group acquired 5 plants in California further consolidating its leadership position in this large market and facilitated our objective of expanding into new precast product segments in this state, including bridge girders, manholes and box culverts.

Architectural Products

APG supplies a broad range of concrete masonry and hardscape products, packaged products, clay brick, fencing and lightweight aggregates to the construction industry, with the DIY and professional RMI segments being significant end-users. The business benefited from good weather early in 2012 and from an improving residential construction market although APG’s non-residential construction market segments remained weak. Activity was more robust in the west and the south but remained challenged in the northeast and midwest. The improving housing market, product innovation and effective marketing drove gains across our business, while further cost reduction measures were implemented to offset the impact of higher input costs. Overall, APG recorded an increase in operating profit for the year on a 3% increase in like-for-like sales.

Precast

The Precast business saw an improved market environment in 2012 and registered solid gains as targeted growth initiatives began to deliver. Improvements were seen in all regions with particular progress in many hard-hit Sunbelt markets. Commercial and infrastructure markets remained subdued but energy and environment-related markets were positive. In our traditional precast products, volumes increased 19% over 2011. Our enclosures business showed further improvement in profitability and the construction accessories business posted better results. Overall the Precast group’s like-for-like sales increased by 12% and operating profit advanced significantly.

BuildingEnvelope™

Commercial building activity showed only a modest improvement in 2012, resulting in another year of challenging market conditions for this business. Despite these conditions, our initiatives to gain market share and differentiate the business through innovative technology drove top-line growth. The pricing environment remained difficult, especially for larger project work. However, organic sales rose 8% with improvements well balanced across regions. Our Engineered Glazing Systems business, which had held up well as large projects were

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 39

BUSINESS REVIEW — Current Year

completed during 2011, was impacted by somewhat lower activity levels in 2012. Our traditional Architectural Glass and Storefronts business benefited from a focus on increased commercial RMI spend. Our focus on tight cost controls, quality and improved processes resulted in higher overall operating profit for the business.

South America

Results for our operations in Argentina were slightly lower than in 2011, with improved results in our clay block operation offset by continuing price competition and cost inflation pressures in our tile business. Our Chilean businesses had another year in which operating profit improved. Overall, sales for our South American operations were higher and operating profit was slightly better than in 2011.

Outlook – Americas Products

A gradual recovery in residential construction activity is underway. The non-residential and infrastructure sectors typically lag residential demand and are therefore expected to be stable with only modest growth in the near term. Given our business mix, we expect further organic sales growth in 2013. This growth, combined with the impact of recent acquisitions and further benefits from the cost reduction measures taken in recent years, is expected to contribute to further improvement in our operating profit and margins in the year ahead.

Europe Distribution

Results					Analysis of change
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	–5%	4,140	4,340	–200	–294	+65	–	–	+29
EBITDA (as defined)*	–14%	230	267	–37	–42	+2	–	+1	+2
Operating profit	–19%	154	190	–36	–42	+1	–	+3	+2
EBITDA (as defined)* margin		5.6%	6.2%
Operating profit margin		3.7%	4.4%
					Restructuring costs amounted to €3 million (2011: €4 million)
					No impairment charges were incurred (2011: €2 million)

Adverse weather conditions in the early months of 2012 combined with weaker market demand in the Netherlands and Switzerland resulted in a sharp decline in first-half profits. However, despite continuing market weakness, a disciplined approach to pricing combined with strong cost and procurement management delivered a robust second-half trading performance with both EBITDA (as defined)* and operating profit margins in line with the period from July to December 2011. As a result, the full-year EBITDA (as defined)* decline was limited to 14% (down 26% in the first-half) while full-year operating profit fell 19% compared with a first-half decline of 35%.

In 2012 Europe Distribution continued to expand its Sanitary, Heating and Plumbing business and added two Belgian specialist merchants with a total of 16 branches, strengthening our market presence in what is a key market for the segment. In the Netherlands we acquired a specialist merchant of finishing products, adding 6 branches to the Dutch Professional Builders Merchants business.

Professional Builders Merchants

With 426 locations in six countries, Professional Builders Merchants has strong market positions in all of its regions. Overall operating profit for this business was lower than in 2011.

Markets in the Benelux were weak in 2012 and this resulted in lower sales and operating profit. Sales levels in France were slightly lower compared with 2011 but operating profit was maintained due to the strong focus on costs, purchasing and pricing. Our operations in Switzerland saw a decline in sales impacted by the severe winter weather and the strength of the Swiss Franc which affected competitiveness; however, strict cost control measures alleviated the impact on operating profit. Austria again showed a strong performance and for the fourth year in a row reported an increase in operating profit. In Germany like-for-like sales decreased during 2012 due to poor early weather and a weak garden season; as a result, profits fell short of 2011 levels.

DIY

Our DIY platform in Europe operates a network of 238 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal. Overall operating profit for DIY was behind 2011.

In the Netherlands, continued weakness in consumer confidence put pressure on sales levels; however, the adverse impact on operating profit was lessened due to specific purchasing initiatives and good cost control. In Belgium our network of 19 stores reported an increase in operating profit as a result of continued progress realised on operational effectiveness. With consumer confidence also under pressure in Germany during the latter part of the year, operating profit for our 48-store DIY network in Germany declined. Despite a very difficult economic environment in Portugal, operating profit was in line with 2011.

Sanitary, Heating and Plumbing

Our SHAP business services the specialist needs of plumbers, heating specialists and installers, and of gas and water technicians. With a total of 119 branches in three countries and annualised turnover of almost €600 million, this business is developing in line with our strategy to build a European platform in this growing RMI-focussed channel. With the benefit of acquisitions during the year, operating profit was well ahead of 2011. Our businesses in Germany and Switzerland performed well in 2012 delivering improvements in sales and operating profit compared with 2011. The business in Belgium performed strongly and once more exceeded expectations.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

40 CRH

BUSINESS REVIEW — Current Year

Outlook – Europe Distribution

After a difficult 2012 we believe that market conditions will remain weak in 2013, albeit at different levels in the various markets we operate in. Our expectations for the German, Austrian, Swiss and Belgian markets are more favourable than our outlook for the markets in the Netherlands and France. We therefore expect 2013 to be challenging, due mainly to the difficult outlook for the Dutch economy, and we remain focussed on delivering further savings from our operational excellence programmes.

Americas Distribution

Results					Analysis of change
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+18%	1,576	1,335	+241	+29	+100	–	–	+112
EBITDA (as defined)*	+28%	83	65	+18	+9	+4	–	–	+5
Operating profit	+31%	59	45	+14	+9	+1	–	–	+4
EBITDA (as defined)* margin		5.3%	4.9%
Operating profit margin		3.7%	3.4%
					Restructuring costs amounted to €1 million (2011: €1 million)
					No impairment charges were incurred (2011: nil)

Americas Distribution, trading as Allied Building Products (‘Allied’), saw contrasting patterns across its main trading activities in 2012. Our Exterior Products business had a strong first half due to an unusually warm winter and momentum from prior year, but experienced a more challenging second half as re-roofing demand weakened and competition for work intensified. In contrast, the Interior Products business showed continuing improvements in both volumes and pricing throughout the year. With total like-for-like sales up by 2%, and incremental contributions from acquisitions completed in 2011, overall US Dollar sales and operating profit were ahead of last year.

The ongoing evolution of Allied’s organisational structure provided further consolidation and efficiency opportunities. Management maintained its focus on logistics, pricing initiatives and administrative rationalisation to enable greater control and scalability. As we continued to simplify our branch operating structure, smaller regions were merged in order to improve acquisition integration and enhance operating synergies. The result of the ongoing efforts in these areas is evident in the improvement in both EBITDA (as defined)* and operating profit margins.

Development activity in 2012 was quiet following a busy year in 2011. Two greenfield locations were added to strengthen existing market positions and provide scope for further growth. The acquisition impact shown above primarily reflects the 15-branch Minnesota-headquartered Exterior Products distributor that was acquired in December 2011.

TriBuilt, Allied’s proprietary private label brand (5% of sales), continued to show strong growth in 2012. In addition, new customer service initiatives were implemented to further differentiate Allied in the marketplace. Overall, progress was made in 2012 to increase brand recognition and build strong customer loyalty.

Exterior Products

Allied is the third largest roofing and siding distributor in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. All regions within the Exterior Products business were profitable in 2012 and the full-year impact of 2011 acquisitions added to the sales and operating profit of the northern plains/upper midwest markets. However, competitive pressures across the industry in the second half of 2012 impacted margins in both acquired and heritage businesses. In late-October 2012, our operations in the New York/New Jersey area were severely impacted by Hurricane Sandy but December saw some benefit as post-hurricane repair and refurbishment work commenced.

Interior Products

Allied is also the third largest Interior Products distributor in the United States. This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity. It is heavily dependent on the new commercial construction market which has been at historically low levels in recent years. Activity in this business finished the year on a strong note. Wallboard volumes and prices increased in 2012 which resulted in higher sales across all regions and, combined with the benefits of cost reduction programmes undertaken in previous years, contributed to an improvement in operating profit.

Outlook – Americas Distribution

The overall outlook for 2013 is encouraging as commercial and residential construction is expected to show improvement. While the full effect of Hurricane Sandy on our business in New York/New Jersey is not yet known, we do expect it to give rise to increased activity in 2013 as repairs to the extensively damaged residential areas in coastal New Jersey, New York and Long Island gather momentum. Another year of growth is expected in the Interior Products business, as wallboard volumes and pricing are expected to increase. From a development perspective, our deal pipeline remains robust in both segments of the business. Overall, with the continued benefit of consolidation and cost reduction measures, we are looking to a year of further progress in 2013.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 41

BUSINESS REVIEW — Prior Year

2011 Operations

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

Overall sales revenue for 2011 of €18.1 billion was ahead of 2010. The underlying increase of 5% comprised a volume increase of approximately 3% and an increase of approximately 2% in average selling prices. This level of price increase, achieved in highly competitive markets, was not sufficient to recover the higher input costs experienced across the Group.

Europe Materials delivered improved overall profits despite energy input cost challenges and lower benefits from trading in CO2 allowances. Results from operations in developing and stable regions, which accounted for roughly 85% of this segment’s EBITDA (as defined)* in 2011, were generally positive and benefited from acquisitions; however trading remained tough in the “austerity economies” of Ireland, Spain and Portugal, which together generated roughly 15% of segment EBITDA (as defined)*.

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

Europe Distribution had a landmark year in 2011 as, assisted by acquisitions, sales revenue exceeded the €4 billion level for the first time while margins moved ahead. Although demand moderated in the second half, this segment’s Repair, Maintenance and Improvement (RMI) exposure mitigated the slow-down.

The full year out-turn for 2011 for Americas Materials was better than projected in our November 2011 trading statement as a favourable end to the construction season weather-wise enabled us to out-perform our earlier expectations. Total energy-related costs, including liquid asphalt, diesel, gasoline and fuel oils, as a proportion of segment sales, increased by over 2 percentage points. Against this backdrop, and with highly competitive markets, limiting the margin decline for this business to less than 1% was a considerable achievement.

Americas Products delivered improved results and a return to operating profit in 2011 following significant impairment costs and tough trading in 2010. With higher fuel and other input costs, and the costs associated with the roll-out of the Building Solutions programme, like-for-like results in North America were below 2010. Lower profitability in Argentina led to a reduced contribution from South America.

Americas Distribution enjoyed good sales growth in 2011 and finished the year strongly. Although markets were competitive and product costs rose sharply, margins moved ahead at both EBITDA (as defined)* and operating profit level.

The cost reduction and operational excellence initiatives which commenced in 2007 continued in 2011 and cumulative annualised savings from these actions over the five years to 2011 amounted to €2 billion. The incremental savings generated in 2011 amounted to €154 million but were more than offset by input cost increases that were not recovered in pricing.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

42 CRH

BUSINESS REVIEW — Prior Year

Key Components of 2011 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs	Associates’ profit after tax	Pre-tax profit
2010 as reported	17,173	1,615	698	55	(247)	28	534
Exchange effects	(243)	(24)	(4)	(1)	5	–	–
2010 at 2011 exchange rates	16,930	1,591	694	54	(242)	28	534
Incremental impact in 2011 of:
2010 and 2011 acquisitions	805	78	49	–	(8)	–	41
2010 and 2011 divestments	(469)	(1)	16	17	5	(3)	35
Restructuring costs	–	39	39	–	–	–	39
Impairment charges	–	–	81	–	–	11	92
Ongoing operations	815	(51)	(8)	(16)	(12)	6	(30)
2011 as reported	18,081	1,656	871	55	(257)	42	711
% change	+5%	+3%	+25%				+33%

The table above analyses the change in results from 2010 to 2011. Overall like-for-like sales for 2011 were 5% ahead of 2010, the first annual organic sales increase for the Group since 2007. With higher sales revenue, improved efficiencies and lower restructuring costs, EBITDA (as defined)* was ahead of last year, although the impact of significant energy-related cost increases, particularly on our materials businesses in both Europe and the Americas, limited the increase to €41 million (+3%). The full year depreciation and amortisation expense, before impairment charges, was 6% lower than 2010 at €764 million (2010: €815 million); this, combined with a €81 million reduction in impairment charges, contributed to a 25% improvement in operating profit. Group operating profit margin improved to 4.8% (2010: 4.1%), the first increase in this metric since 2007.

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

We continued to extend our cost reduction programme. Costs of €61 million incurred in 2011 to implement these savings were €39 million lower (2010: €100 million).

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

Net finance costs of €257 million in 2011 were slightly higher than 2010.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 43

BUSINESS REVIEW — Prior Year

Financial Performance Indicators – 2011

Some key financial performance indicators which, taken together, are a measure of performance and financial strength, are set out below.

	2011	2010
EBITDA (as defined)* margin	9.2%	9.4%
Operating profit margin	4.8%	4.1%
EBITDA (as defined)* interest cover	7.2x	7.4x
Effective tax rate	16.0%	17.8%
Shareholder return	+3%	–16%
Net debt as % of total equity	33%	33%
Net debt as % of market capitalisation	32%	32%

The Group EBITDA (as defined)* margin declined by 0.2 percentage points as the significant increase in input costs was not fully recovered in selling prices. Operating profit margin however improved by 0.7 percentage points in 2011 to 4.8%, reflecting the lower impairment charges in 2011. Management believes that the EBITDA (as defined)* interest cover ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With similar levels of EBITDA (as defined)* and debt-related interest in both 2010 and 2011, EBITDA (as defined)* interest cover was little changed at 7.2 times (2010: 7.4 times).

The effective tax rate of 16% of pre-tax profit was lower than 2010 (17.8%), primarily reflecting the lower non-tax-deductible impairment charges.

The share price at 31 December 2011 was €15.36, 1% lower than the 2010 closing price (€15.50); however, with the 2011 dividend at 62.5c, the net return for shareholders for 2011 was a positive 3%. This followed returns of –16% in 2010 and +22% in 2009. With effect from 16 December 2011, CRH was included in the FTSE 100 and FTSE All Share indices. At year-end 2011, CRH’s market capitalisation was €11.0 billion (2010: €11.0 billion), ranking the Group at number three in its building materials peer group.

Total shareholders’ equity increased by €0.2 billion to €10.6 billion during 2011, with the net comprehensive income for the year of €0.5 billion and offset by dividends of €0.3 billion. Year-end 2011 total interest-bearing loans and borrowings decreased by €0.4 billion to €5.0 billion (2010: €5.4 billion). Year-end 2011 net debt of €3.5 billion† was broadly in line with year-end 2010, and accordingly the percentage of net debt to total equity remained at 33% at year-end 2011. With year-end 2011 market capitalisation broadly in line with year-end 2010, the debt/market capitalisation percentage also remained in line with 2010 at 32%.

Liquidity and Capital Resources – 2011 compared with 2010

The comments that follow refer to the major components of the Group’s cash flows for 2011 and 2010 as shown in the Consolidated Statement of Cash Flows on page 90.

Cash flows from operations

Net operating cash inflows amounted to €1,026 million in 2011, a reduction of €365 million compared with 2010, largely as a result of net working capital movements. Working capital levels are driven by trends in overall sales and also by seasonal weather patterns. The organic sales growth achieved in 2011, combined with the strong finish to the year as a result of better weather in November/December 2011 (compared with the same period in 2010), resulted in a net working capital outflow of €211 million in 2011 (2010: inflow of €142 million). Despite this net outflow, our working capital metrics for 2011 remained in line with 2010, maintaining the strong progress achieved in 2009 and 2010.

Cash flows from investing and financing activities

Proceeds from disposal of non-current assets and businesses amounted to €442 million in 2011 (2010: €188 million), reflecting the divestment of our European Insulation and Climate Control businesses, Premier Periclase in Ireland and our 35% associate investment in the Trialis distribution business in France.

At €576 million, capital expenditure in 2011 represented 3.2% of Group revenue (2010: 2.7%) and amounted to 78% of depreciation (2010: 59%).

The Group completed 45 acquisitions and investment transactions in 2011 spending a total of €552 million (2010: €530 million).

Exchange rate movements during 2011 increased the euro amount of cash and cash equivalents by €11 million principally due to the 3% strengthening in the year-end exchange rate of the US$ versus the euro, from 1.3362 at end-2010 to 1.2939 at end-2011.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

†

As disclosed in note 21 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, liquid investments and derivative financial instruments.

44 CRH

BUSINESS REVIEW — Prior Year

Segment Reviews – 2011

Europe Materials

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+12%	2,985	2,665	+320	+243	+110	–35	–	+2
EBITDA (as defined)*	+3%	436	423	+13	–18	+17	–1	+14	+1
Operating profit	+5%	264	251	+13	–13	+10	–	+14	+2
EBITDA (as defined)* margin		14.6%	15.9%
Operating profit margin		8.8%	9.4%
Gains from CO2 trading were €38 million (2010: €67 million)					Restructuring costs amounted to €19 million (2010: €33 million)
Pension curtailment gains were €12 million (2010: €1 million)					No impairment charges were incurred (2010: nil)

Like-for-like sales increased by 9% in 2011, with improved construction activity in the more stable European economies and stronger growth in the developing economies to the east more than offsetting declines in western and south-western Europe. With the benefit of contributions from acquisitions, profits were ahead of 2010; however good improvements in pricing as the year progressed, together with greater alternative fuel usage, did not offset the impact of lower benefits from trading of CO2 allowances and margins declined. Excluding the impact of CO2 allowances (€38 million in 2011 compared with €67 million in 2010), underlying EBITDA (as defined)* increased by €11 million for 2011 (and by €33 million in the second half), EBITDA (as defined)* margin was stable and our operating profit margin improved.

2011 saw a further pick-up in acquisition activity with €232 million spent on a total of 7 transactions, of which the most significant was the expansion of the Division’s activities in Benelux with the acquisition of VVM, a cement grinding and readymixed concrete business in Belgium. We continued to invest in our associate Yatai Building Materials as it expanded its presence in northeastern China. In September 2011 we sold Premier Periclase, our Irish seawater magnesia operation.

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

Central and Eastern Europe, Eastern Mediterranean, Asia

In Poland, construction activity was very strong particularly in the second half of 2011. Our cement volumes were up 16%, and aggregates and concrete volumes were also well ahead of 2010 mainly due to completion of infrastructure projects in advance of the European football championship in mid-2012. Activity in the residential market started to recover after two weak years. Some price improvement was achieved in 2011 which, combined with the increased volumes, resulted in a significant improvement in operating profit. In Ukraine, cement volumes were up 17%. Although clinker production from the new kiln commenced in the second half of 2011, results were affected by the higher running costs of the old plant and the overall operating result was lower. In Turkey, while domestic cement volumes for our 50% joint venture in the Aegean region increased by 20% compared with 2010, export volumes fell, resulting in a total net volume increase of 7% in 2011. Operating profit was higher than 2010. In southern India, market demand weakened across our 50% cement joint venture’s core markets; however, price improvements delivered higher operating profit. In China, further growth in construction, driven primarily by improved residential activity and a continued roll-out of major infrastructure projects, saw cement demand grow by over 10% in the northeastern region, where our wholly-owned and 26% associate operations are located. In this environment, volumes, selling prices and profitability moved ahead strongly.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 45

BUSINESS REVIEW — Prior Year

Americas Materials

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	–	4,395	4,417	–22	+59	+130	–	–	–211
EBITDA (as defined)*	–6%	530	566	–36	–37	+20	–	+8	–27
Operating profit	–8%	264	288	–24	–28	+10	–	+8	–14
EBITDA (as defined)* margin		12.1%	12.8%
Operating profit margin		6.0%	6.5%
					Restructuring costs amounted to €9 million (2010: €17 million)
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

Energy and Other Costs

The price of bitumen, a key component of asphalt mix, rose by 14% in 2011 following a similar increase in 2010. Prices of diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 30% and 28% respectively in 2011. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, increased by 19%. As a result, energy costs as a proportion of sales rose by over two percentage points in 2011. Against this backdrop and with ongoing competitive pressures, we continued to improve efficiency, reduce cost, increase the use of recycled materials, and raise quality and service levels to customers while maintaining price discipline. As a result, our overall margin decline was limited to less than one percentage point in 2011.

Aggregates

Like-for-like volumes increased by 4% in 2011, with total aggregates volumes including acquisitions up 10%. Volume gains were driven primarily by an increase in sales of lower value materials on a number of large projects. Accordingly, average like-for-like prices fell by 1% in 2011 reflecting the lower value product mix. Operating profit improved as gains in efficiency more than offset higher energy costs, resulting in a 2% reduction in unit production costs in 2011.

Asphalt

Like-for-like volumes were 1% lower than in 2010. Including acquisitions, volumes were flat in 2011. Unit cost increased 8% with higher bitumen and burner fuel cost more than offsetting the benefit of greater recycled asphalt usage. Challenging trading conditions limited our like-for-like asphalt price increase to 5% in 2011 and accordingly our overall margin for this business declined.

Readymixed Concrete

Volumes increased by 10% on a like-for-like basis with total volume including acquisitions up 13% in 2011. In a very competitive environment average prices declined by 1% on a like-for-like basis and, with a 1% increase in unit cost, margins declined. With better volumes however, profitability was similar to 2010.

Paving and Construction Services

While sales revenue remained broadly unchanged, margins were lower in 2011 due to continued severe competition for infrastructure projects and rising input and energy costs.

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

West

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Overall operating profit was lower in 2011. In our Central West division, which experienced disruptions to first-half construction activity in certain markets caused by the flooding of the Mississippi river and its tributaries, operating profit was lower than in 2010 as both public and private activity declined. Our Mountain West and Northwest divisions benefited from large jobs and moderately improved market demand leading to increases in volume. Both of these divisions delivered improved profits in 2011.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

46 CRH

BUSINESS REVIEW — Prior Year

Europe Products

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	–6%	2,648	2,817	–169	+175	+20	–364	–	–
EBITDA (as defined)*	–2%	194	198	–4	+9	+3	–8	–8	–
Operating profit	n/m	66	11	+55	+19	+1	+3	+31	+1
EBITDA (as defined)* margin		7.3%	7.0%
Operating profit margin		2.5%	0.4%
Pension curtailment gains were €17 million (2010: €3 million)					Restructuring costs amounted to €24 million (2010: €16 million)
					Impairment charges of €15 million were incurred (2010: €54 million)

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

Concrete Products

Activity levels in 2011 were supported by more benign winter weather conditions in the first and fourth quarter compared with 2010. Against this, weakening consumer sentiment in the second half of 2011, together with the impact of government austerity measures and higher energy input costs, resulted in slower activity in the Netherlands. This was partly offset by resilient demand in Germany and an improved performance in Denmark. With the strong first and fourth quarter performance, operating profit for the full year was significantly higher than 2010.

Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence in the second half of 2011, in particular within the garden segment in Benelux, and revenues were lower than 2010. In the Netherlands, weaker government and municipal spending had a negative impact on demand. Our German operations, where we have invested in three additional plants, showed a strong performance in 2011. Overall operating profit was ahead of 2010. Our Structural operations reported operating profit well ahead of 2010 on the back of restructuring initiatives in previous years in all markets. In Denmark, our results advanced strongly in 2011. Our sand lime block business in the Netherlands and our Belgian specialty business, which supplies the residential, industrial and agricultural sector, continued to deliver strong results in 2011. Within central and eastern Europe, Hungary experienced a recovery and trading conditions in Poland remained positive. With lower restructuring costs, operating profit for the structural business was well ahead of 2010.

Clay Products

In the UK new house completions increased during 2011; however, this improvement was partly offset by a decline in housing repair and maintenance activity, and industry brick volumes were largely in line with 2010. Although delays in recovering significant energy cost increases impacted our business, overall operating profit was ahead of 2010 as a result of efficiencies and once-off gains resulting from our restructuring programme. In Mainland Europe our markets remained challenging in 2011. Operating profit was lower than 2010 as a result of significant production cutbacks to reduce stock levels and two further plant closures in Germany.

Building Products

This group reported a 3% increase in sales from continuing businesses in 2011. Volumes increased slightly, however market pressure on sales prices and higher raw material input costs negatively affected margins, causing operating profit from continuing businesses to be marginally behind 2010. Our Construction Accessories business, which is the market leader in Western Europe, started the year well with increased volumes in the first half of 2011. Due to the economic uncertainty, volumes fell in the second half and, with increasing pressure on margins; overall operating profit for the year was broadly in line with 2010. The Outdoor Security business, specialising in entrance control and perimeter protection solutions, showed a mixed picture in 2011. Fencing had to cope with weaker volumes and fierce competition, resulting in a lower operating profit outcome. Our Shutters & Barriers business did very well in the beginning of 2011, but faced a more difficult second half with lower volumes than last year; however, with tight cost control, and a good market position, results were ahead of 2010.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 47

BUSINESS REVIEW — Prior Year

Americas Products

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	–4%	2,378	2,469	–91	+51	+37	–70	–	–109
EBITDA (as defined)*	+6%	164	154	+10	–26	+7	+8	+25	–4
Operating profit	n/m	42	(24)	+66	–16	+6	+13	+61	+2
EBITDA (as defined)* margin		6.9%	6.2%
Operating profit margin		1.8%	–1.0%
					Restructuring costs amounted to €4 million (2010: €29 million)
					Impairment charges of €4 million were incurred (2010: €40 million)

2011 saw the pace of decline in our markets moderate significantly, and we saw some top-line growth in the year. Overall like-for-like sales were 2% ahead compared with 2010. Organic profits and margins were impacted by higher fuel and other input costs, and by costs associated with the first-year roll-out of our Building Solutions programme. However, higher sales, together with the benefit of ongoing cost reduction initiatives, lower restructuring and impairment costs and a full year of our reorganised Building Products group, resulted in a significant improvement in overall operating profit to €42 million in 2011 (2010: loss of €24 million).

Our Building Products group completed 4 bolt-on transactions during 2011. The acquisition of a leading paving manufacturer in Canada in May was the largest transaction; this complemented and strengthened our existing business in eastern Canada. In our masonry business, we acquired a small block manufacturer and distributor in Indiana in July 2011. Our Lawn and Garden business closed on a small mulch and soils supplier serving the greater Boston market in December, while our Precast business unit acquired a Florida-based highway barrier and specialty precast manufacturer in the first half of 2011. The impact of divestments shown in the table above reflects the effect of the disposal in late 2010 of the loss-making Ivy Steel business acquired as part of the 2006 MMI acquisition.

Building Products

With effect from January 2011 our architectural products and precast groups, together with the retained MMI construction accessories and fencing businesses, were combined to form the Building Products Group. This group has been successful in capturing market growth opportunities while saving costs by applying common business processes and functions.

With the benefit of acquisitions, our Architectural Products business showed modest sales growth in 2011, against a background of continuing soft residential and non-residential markets. Our Canada business, which had held up well in recent years, slowed in 2011. However, we benefited from continued stability across the full breadth of architectural products in our businesses which supply both the DIY and professional RMI segments. Cost reduction and rationalisation measures partly offset the impact of higher input costs in 2011. Results from the fencing business improved, and significantly reduced losses were recorded. Overall, this business recorded an increase in underlying operating profit for 2011.

Our Precast business again suffered from weak demand and competitive pricing pressures across its markets in 2011. Further declines in the commercial sector in particular impacted results, and full-year volumes were flat compared with 2010. Our enclosures business, which had been challenged in recent years, showed a welcome improvement in profitability; however, this was more than offset by margin declines in our traditional precast activities. The construction accessories business (formerly part of MMI) was successfully absorbed into the precast organisation and losses reduced. Overall operating profit was lower in 2011, despite further progress in reducing costs.

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

South America

While our Chile businesses continued to perform well, operating profit in our Argentina operations was much lower in 2011. Our ceramic tile business suffered from significant price competition, cost inflation pressures, and periodic production disruptions caused by natural gas shortages. Overall, while sales were higher, operating profit in our South American operations was significantly lower in 2011.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

48 CRH

BUSINESS REVIEW — Prior Year

Europe Distribution

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+22%	4,340	3,566	+774	+154	+486	–	–	+134
EBITDA (as defined)*	+25%	267	214	+53	+12	+32	–	–	+9
Operating profit	+41%	190	135	+55	+19	+23	–	+6	+7
EBITDA (as defined)* margin		6.2%	6.0%
Operating profit margin		4.4%	3.8%
					Restructuring costs amounted to €4 million (2010: €4 million)
					Impairment charges of €2 million were incurred (2010: €8 million)

2011 saw satisfactory like-for-like sales growth in most of our markets with both the new residential and RMI sectors benefiting from benign winter conditions at the beginning and end of the year. While the first half of the year saw a 7% increase in like-for-like sales, this moderated in the second half to bring the full year organic sales increase to 4%. Overall operating profit and margins for 2011 improved as a result of better cost control and our focus on commercial excellence and procurement optimisation.

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

Sanitary, Heating and Plumbing

Our SHAP business in Germany and Switzerland again proved to be a stable performer in 2011 with robust sales and further improved operating profit performance. Our business in Belgium performed strongly and exceeded expectations. With a total of 103 branches in three countries, our expanded SHAP business was taking shape in line with our strategy to build a European platform in the growing repair, maintenance and improvement focussed SHAP market.

DIY

Our DIY platform in Europe operates a network of 241 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal. With lower restructuring costs in 2011, overall DIY operating profit was ahead of 2010.

In the Netherlands, weakening consumer confidence as the year progressed resulted in lower sales in 2011. Despite this market development, we were able to maintain our operating profit with better margins as a result of a successful purchasing programme, our strong focus on efficient store operations and cost-control programmes. In Belgium our network of 19 stores reported stable sales but better operating profit in 2011. With increasing consumer confidence and continued strong focus on costs, operating profit for Bauking’s 47-store DIY network in Germany improved to satisfactory levels. The economic environment in Portugal became more difficult and sales declined further; operating results remained at the level of 2010.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 49

BUSINESS REVIEW — Prior Year

Americas Distribution

Results					Analysis of change
€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+8%	1,335	1,239	+96	+133	+22	–	–	–59
EBITDA (as defined)*	+8%	65	60	+5	+9	–1	–	–	–3
Operating profit	+22%	45	37	+8	+11	–1	–	–	–2
EBITDA (as defined)* margin		4.9%	4.8%
Operating profit margin		3.4%	3.0%
					Restructuring costs amounted to €1 million (2010: €1 million)
					No impairment charges were incurred (2010: nil)

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

After three years of curtailed development activity during which the business responded to the difficult macro-economic environment with organisational changes and other cost saving initiatives, Allied had a busy year in 2011 with the completion of six acquisitions. The largest transaction, the acquisition of United Products, a 15-branch exterior distributor headquartered in Minnesota, and with branches in Minnesota, Wisconsin, North and South Dakota and Nebraska, was completed in December 2011. United brings our network of branches in the Northern Plains to 26, and is expected to improve significantly the operational efficiency and effectiveness of our existing businesses while increasing our sales footprint in the region. In September 2011, the acquisition of Pacific Source, a four-branch distributor providing Hawaiian builders with a broad range of products required to complete building projects, extended Allied’s existing footprint in Hawaii while providing the opportunity to generate significant fixed cost synergies. The other transactions included a four-branch distributor in Philadelphia, a two-branch business in Detroit and two single-branch opportunities in Atlanta and Austin.

TriBuilt, Allied’s proprietary private label brand, continued to gain strength in 2011 as new products were added and market acceptance grew. The TriBuilt label has helped to differentiate Allied in the market while building an exclusive brand identity. In addition, a merchandising initiative was launched to enhance the look and feel of branch showrooms and increase the number of products available to contractors at point of purchase. The reconfigured showrooms provide a one-stop-shop for customers while increasing sales of higher margin tools and accessories.

Exterior Products

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Volumes improved in line with national shipments of asphalt shingles up 13% in 2011; this was however from a very low 2010 base. Regionally, the Northeast, Mid-Atlantic, Upper Midwest and California markets have held up better and the Exterior Products division recorded further sales growth and a good advance in operating profit for 2011, despite costs associated with flood damage arising from substantial September rainfall in the Northeast.

Interior Products

This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; however, it is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US. The new construction market appeared to stabilise in 2011 at historically low activity levels; shipments of wallboard, a good barometer of market activity, were generally unchanged for 2011 in Allied’s market areas. Sales and operating performance improved, with notable recovery in some of our Western markets, helped by an increase in market share, improved cost base and the consolidation of smaller and underperforming locations.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

50 CRH

DIRECTORS AND CORPORATE GOVERNANCE

Page
52	Board of Directors
54	Corporate Governance
54	Chairman’s Introduction
56	Role and Membership
60	Audit Committee
64	Nomination and Corporate Governance Committee
66	Remuneration Committee
66	Acquisitions Committee
66	Finance Committee
66	Risk Management and Internal Control
67	Management’s Report on Internal Control over Financial Reporting
68	Compliance and Ethics
68	Sustainability and Corporate Social Responsibility
68	Communications with Shareholders
69	General Meetings
69	Going Concern
69	Compliance Statement
69	Shareholder approval of Equity Compensation Plan
70	Report on Directors’ Remuneration

CRH 51

Board of Directors

Executive Directors

Myles Lee Chief Executive

Appointed to the Board:

November 2003

Age: 59

Committee membership:

Acquisitions Committee

Finance Committee

External appointments:

Non-executive director of IBEC Limited, a business and employers organisation.

Albert Manifold Chief Operating Officer

Appointed to the Board: January 2009 Age: 50 Committee membership: Acquisitions Committee

Maeve Carton Finance Director

Appointed to the Board:

May 2010

Age: 54

Committee membership:

Acquisitions Committee

Finance Committee

External appointments:

Director of The British Irish Chamber of Commerce, a business and employers organisation.

Mark Towe Chief Executive Officer Oldcastle, Inc.

Appointed to the Board: July 2008 Age: 63 Committee membership: Not applicable

Biographies of the Executive Directors are shown on page 31.

Ernst Bärtschi	Non-executive Director	Utz-Hellmuth Felcht	Non-executive Director
Appointed to the Board:	October 2011	Appointed to the Board:	July 2007

Nationality:	Swiss	Nationality:	German

Age:	60	Age:	65

Committee membership: Audit Committee (Financial expert)

Skills and experience: Ernst was Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry, until 31 December 2011. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally.

Qualifications: LIC.OEC.HSG.

External appointments: Member of the board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland and a member of the advisory board of China Renaissance Capital Investment Inc., a private equity investment company in Hong Kong, China.

Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Utz-Hellmuth was, until May 2011, Chairman of the Supervisory Board of Süd-Chemie Aktiengesellschaft. He was also Chief Executive of Degussa AG, Germany’s third largest chemical company, until May 2006.

External appointments: Partner in the private equity group One Equity Partners Europe GmbH; Chairman of the Supervisory board of German rail company Deutsche Bahn AG; director of Jungbunzlauer Holding AG.

William (Bill) Egan	Non-executive Director	Nicky Hartery	Non-executive Chairman

Appointed to the Board:	January 2007	Appointed to the Board:	June 2004

Nationality:	United States	Nationality:	Irish

Age:	67	Age:	61

Committee membership: Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: Bill is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is past Chairman of Cephalon Inc, and past President and Chairman of the National Venture Capital Association.

Qualifications: BA, MBA.

External appointments: Director of the Irish venture capital company Delta Partners Limited and also serves on the boards of several communications, cable and information technology companies.

Committee membership: Acquisitions Committee; Finance Committee; Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: Nicky was Vice President of Manufacturing and Business Operations for Dell Inc.’s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the United States.

Qualifications: C.Eng, FIEI, MBA.

External appointments: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive director of Musgrave Group plc, a privately owned international food retailer, and of Eircom Limited, a telecommunications services provider in Ireland.

52 CRH

Jan Maarten de Jong	Non-executive Director	Heather Ann McSharry	Non-executive Director
Appointed to the Board:	January 2004	Appointed to the Board:	February 2012

Nationality:	Dutch	Nationality:	Irish

Age:	67	Age:	51

Committee membership: Audit Committee (Financial expert)

Skills and experience: Jan Maarten is a member of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and following his retirement he continued to be a Special Advisor to the board of that company until April 2006.

External appointments: Director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and Nutreco N.V.

Committee membership: Audit Committee

Skills and experience: Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive director of Bank of Ireland plc.

Qualifications: BComm, MBS.

External appointments: Non-executive director of Greencore Group plc; Chairman of the Bank of Ireland Pension Fund Trustees Board; director of Ergonomics Solutions International, IDA Ireland and the Institute of Directors.

John Kennedy	Non-executive Director	Dan O’Connor	Non-executive Director*

Appointed to the Board:	June 2009	Appointed to the Board:	June 2006

Nationality:	Irish	Nationality:	Irish

Age:	63	Age:	53

Committee membership: Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: John is past Chairman of Wellstream Holdings plc. In a 40 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a past director of the UK Atomic Energy Authority and Integra Group.

Qualifications: M.Sc, BE, C.Eng, FIEE.

External appointments: Non-executive Chairman of Lamprell plc, Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Group Limited.

Committee membership: Acquisitions Committee; Finance Committee; Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: Dan is a former President and Chief Executive Officer of GE Consumer Finance - Europe and a former Senior Vice-President of GE. He was Executive Chairman of Allied Irish Banks, plc. until October 2010.

Qualifications: BComm, FCA.

*Dan O’Connor is Senior Independent Director

Taken during a visit to the APG Research and Development facility in Montreal, Canada.

Left to right: Bill Egan, Mark Towe, Maeve Carton, Albert Manifold, Dan O’Connor, John Kennedy, Nicky Hartery, Jan Maarten de Jong, Utz-Hellmuth Felcht, Ernst Bärtschi, Myles Lee, Heather Ann McSharry.

Board Committees

Length of service
on Committee

Acquisitions:

N. Hartery,	0.5 years
Chairman
M. Carton	2.5 years
U-H. Felcht	1 year
M. Lee	9 years
A. Manifold	4 years
D. O’Connor	6.5 years

Audit:

J.M. de Jong,	9 years
Chairman*
E. Bärtschi*	1 year
H.A. McSharry	1 year

Finance:
N. Hartery,	0.5 years
Chairman
M. Carton	2.5 years
U-H. Felcht	5.5 years
M. Lee	9 years
D. O’Connor	0.5 years

Nomination and Corporate Governance:

N. Hartery,	8.5 years
Chairman
W. Egan	5.5 years
J. Kennedy	3.5 years
D. O’Connor	0.5 years

Remuneration:

D. O’Connor,	0.5 years
Chairman
W. Egan	5.5 years
N. Hartery	8.5 years
J. Kennedy	3.5 years

Senior Independent Director:

D. O’Connor

* Audit Committee Financial Expert

CRH 53

DIRECTORS AND CORPORATE GOVERNANCE

CRH plc has a secondary listing on The Irish Stock Exchange. For this reason, CRH plc is not subject to the same ongoing listing requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser. Further details on the Group’s listing arrangements, including its primary listing on the London Stock Exchange, are set out on page 56.

Corporate Governance

Chairman’s Introduction

The CRH Board is responsible for the leadership, oversight, control, development and long-term success of the Group. We are also responsible for instilling the appropriate culture, values and behaviour throughout the organisation and are committed to maintaining very high standards of corporate governance and ethical business conduct. The Corporate Governance Report sets out in detail CRH’s key corporate governance principles and practices, details the way in which the Board operates and outlines how the 2010 UK Corporate Governance Code, which applies to the Company, is implemented. I have highlighted below some of the more important elements of our governance structures and those areas for which I have specific responsibility as Chairman.

Board effectiveness and evaluation

As a non-executive Director since 2004, and Senior Independent Director from May 2008 to May 2012, I have found the CRH Board to be highly effective, composed of knowledgeable individuals with a wide range of business experience, who enjoy working together towards common goals, in an environment where no aspect of the Group and its operations is off-limits for debate and which is characterised by positive interaction between executive and non-executive Directors. One of the many attributes of my predecessor as Chairman, Kieran McGowan, was his ability to foster and support this environment, particularly against the fast-evolving, uncertain economic and financial backdrop of recent times.

When I became Chairman following the Annual General Meeting in May 2012, one of my primary goals was to ensure that the effectiveness of the Board was maintained and, where possible, enhanced and that the Board remains resolutely focussed on fulfilling its responsibilities. I was, therefore, very interested in the feedback from the external Board evaluation exercise carried out in 2012. The outcome, which was very positive, together with the relatively small number of recommendations (outlined on page 58), supported my view that the Board operates very effectively. The outcome was also in line with the results of annual internal Board evaluation exercises. Each Board member participated fully in the external evaluation process and felt that the resulting report and recommendations were helpful and practical. All of the recommendations have been implemented or will, for timing reasons, be implemented during 2013. From my perspective, having an external “sense-check” on the performance of the Board was very useful; it reminded us all that while the Board’s performance is “very good”, relatively minor and focussed adjustments, for example in the Group’s strategic planning processes, can provide a basis for further performance improvements and enable us to better utilise the diverse skills and abilities of individual Board members.

54 CRH

The Board and induction

It has been CRH’s practice since the formation of the Group in the 1970s that the roles of Chairman and Chief Executive are not combined. A summary of our respective responsibilities are set out on page 56.

It is also our practice that a majority of the Board comprises non-executive Directors. My non-executive Director colleagues are expected to challenge management proposals constructively and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to draw on their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

Ernst Bärtschi and Heather Ann McSharry were appointed to the Board in late-2011 and early-2012 respectively. In order to provide them with an in-depth understanding of the Group, Kieran McGowan agreed a comprehensive induction programme with each of them, which was designed to cover their first year on the Board. Following my appointment as Chairman, I met with Ernst and Heather Ann approximately half way through the programme to ensure that it was meeting their needs. I would like to thank both of them and the senior management team for the time and effort they invested in the programme, the details of which are set out on page 58.

My colleagues and I are committed to ensuring that the Board is sufficiently diverse and appropriately balanced, and these are core elements taken into account by the Nomination and Corporate Governance Committee when it makes recommendations on Board appointments. The renewal policy is described in detail on page 57. Recent appointments have been very much in keeping with these principles.

Performance appraisal, independence and re-election

I have conducted a formal evaluation of the performance of individual Directors, which included training needs where appropriate. I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role. Jan Maarten de Jong was appointed a Director in January 2004 and has entered his tenth year on the Board. Notwithstanding his tenure, we consider him to be independent. In forming this view, we have taken into account his performance as a non-executive Director in terms of the judgement, objectivity and commitment he brings to the Board. We have invited him to serve as a Director for a further period of one year, with the position to be reviewed in 2014. In accordance with the policy adopted in 2011, each Director will retire at the Annual General Meeting on 8 May 2013. I strongly recommend that each of them be re-elected.

Meetings and time commitment

I work closely with the Chief Executive and Company Secretary in setting the agendas of the Board to ensure that sufficient time is allocated to strategy setting and review, performance monitoring, portfolio management, including acquisitions and divestments, succession planning and talent management. The papers for scheduled Board meetings are circulated electronically in the week prior to the meeting. The papers are regarded by the non-executive Directors as being comprehensive. However, following the feedback from the external evaluation process, we have focussed over the past year on rationalising the documentation circulated to the Board. Further details in relation to the agenda items dealt with by the Board throughout the year are set out on page 59.

The Board makes two visits each year to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2012, these visits were to Belgium in Europe and to Montreal in Canada. Since my appointment as Chairman, I have also visited our joint venture in India and in the coming months I will be visiting our operations in Ukraine and our joint venture in China.

Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and are asked to confirm that they are able to allocate sufficient time to meet the expectations of their role. My agreement is required before a non-executive Director accepts additional commitments that might impact adversely on the time he or she is able to devote to CRH.

Risk management and ethics

Risk management continues to be the focus of much attention in the context of both the recessionary environment and high profile failures of risk systems in global organisations. The principal strategic risks which the Group faces are set out on pages 23 to 28. The Board has delegated responsibility for the monitoring of risk management and internal controls to the Audit Committee¹. However, the Board retains ultimate responsibility for determining the Group’s “risk appetite” and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In recent years management has undertaken a significant review of the Group’s risk management framework to ensure that the systems in place are appropriately robust and reflect the organisation structure and diversity of the Group. The Board and management are satisfied that appropriate risk management and internal controls are in place throughout the Group.

The international regulatory environment in which the Group operates continues to evolve in the area of compliance and ethics, with a significant step-up in enforcement activity around the world. Our stakeholders demand transparency from us in terms of business ethics, particularly as we develop a more diverse, global footprint. The Group’s policies and procedures are designed to reinforce our high standards of business conduct and ensure our employees everywhere act in a manner consistent with CRH’s core values to safeguard our excellent reputation. As outlined on page 62, the Head of Group Compliance and Ethics reports regularly to the Audit Committee.

Conclusion

In summary, I believe that your Board operates very effectively and that the Board’s governance structures outlined above and in the remainder of this report are appropriate and robust. As Chairman, I am focussed on ensuring that CRH remains at the forefront of best practice in this area.

Nicky Hartery

Chairman

1	In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010.

CRH 55

DIRECTORS AND CORPORATE GOVERNANCE

Listings and Corporate Governance Codes

CRH, which is incorporated in Ireland and subject to Irish Company Law, has a premium listing on the London Stock Exchange, a secondary listing on the Irish Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

This report describes CRH’s governance principles and practice and the Group’s risk management and internal control systems. The report also sets out how CRH applies the main and supporting principles of the 2010 UK Corporate Governance Code (the UK Code) and takes into account the disclosure requirements set out in the corporate governance annex to the listing rules of the Irish Stock Exchange.

A copy of the UK Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Board of Directors

What are the responsibilities of the Board?

There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, approval of the

Annual Report, the Interim Results, the annual budget, major acquisitions, significant capital expenditure and the strategic plans for the Group. The Group’s strategy, which is regularly reviewed by the Board, and its business model are summarised on page 8.

The Board has delegated some of its responsibilities to Committees of the Board. The work of each Committee is set out on pages 60 to 66 of this report.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors’ and Officers’ liability insurance policy in place.

How do the roles of the Chairman and Chief Executive differ?

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. There is a clear division of responsibilities, which is set out in writing and has been approved by the Board, between the roles of the Chairman and the Chief

Executive. A summary of the respective roles is set out in the table below.

What is the membership structure of the Board?

At present, there are four executive and eight non-executive Directors. Biographical details are set out on pages 31, 52 and 53. We consider the current size and composition of the Board to be within a range which is appropriate. We also believe that the current size of the Board is sufficiently large to enable its Committees to operate without undue reliance on individual non-executive Directors, while being dynamic and responsive to the needs of the Company. The spread of nationalities of the Directors reflects the geographical reach of the Group and we consider that the Board as a whole has the appropriate blend of skills, knowledge and experience, from a wide range of industries, regions and backgrounds, necessary to lead the Company.

None of the executive Directors is a non-executive director of a listed company.

56 CRH

DIRECTORS AND CORPORATE GOVERNANCE

How does the Board plan for succession and what is its policy on diversity?

The Board plans for its own succession with the assistance of the Nomination and Corporate Governance Committee. For non-executive appointments, independent consultants are engaged to search for suitable candidates. The process to identify, evaluate and appoint a non-executive Director with the suitable experience, skills and time commitment takes into account both the needs of CRH and the tenure and skills of existing board members. As a result, non-executive renewal and refreshment is a continuous process.

The non-executive Directors meet regularly with the Chief Executive to discuss senior management succession planning to ensure appropriate talent management structures are in place to provide a pool of potential candidates for key executive Director appointments. External consultants are engaged for executive Director recruitment if, and when, required.

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the Nomination and Corporate Governance Committee looks at the following four criteria when considering non-executive Director candidates:

–	international business experience, particularly in the regions in which the Group operates or in which it intends to expand;

–	skills, knowledge and expertise in areas relevant to the operation of the Board;

–	diversity, including nationality and gender;

–	the need for an appropriately sized Board.

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority. Consequently, to date the Board has not set specific objectives in relation to diversity.

What criteria are used to determine the independence of non-executive Directors?

The independence of non-executive Board members is considered annually. The Board is assisted in this by the annual review carried out by the Senior Independent Director which addresses the independence of the individual members of the Board (see Performance appraisal and Board evaluation section on this page), and by the work of the Nomination and Corporate Governance Committee, which annually reviews each Board member’s directorships and considers any relevant business relationships between Board members. We have concluded that all of the non-executive Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and have determined that each of the non-executive Directors is independent. In reaching that conclusion, we considered the principles relating to independence contained in the UK Code, together with the guidance provided by a number of shareholder voting agencies, and have taken the view that independence is determined by a Director’s character, objectivity and integrity. Those principles and guidance highlight a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships, while making it clear that a Director may be considered independent notwithstanding the presence of one or more of these factors.

When was the Chairman appointed and does he have non-CRH commitments?

Nicky Hartery was appointed Chairman of the Group following the conclusion of the 2012 Annual General Meeting. On his appointment as Chairman, he met the independence criteria set out in the UK Code.

Although Nicky Hartery holds a number of other directorships (see details on page 52), the Board considers that these do not interfere with the discharge of his duties to CRH. There has been no change in his non-CRH commitments since his appointment as Chairman.

Who is the Senior Independent Director?

Dan O’Connor was appointed as Senior Independent Director in 2012. He is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Who is the Company Secretary?

Neil Colgan was appointed Company Secretary in June 2009. The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

What are the terms of appointment of non-executive Directors?

Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for further periods. The standard terms of the letter of appointment of non-executive Directors are available for inspection at the Company’s registered office and at the Annual General Meeting.

How are the induction, training and development needs of Directors catered for?

New Directors are provided with extensive briefing materials on the Group and its operations, the procedures relating to the Board and its Committees and their duties and responsibilities as Directors under legislation and regulations that apply to the Company. The Chairman agrees a tailored and comprehensive induction programme with each new Director.

A typical induction programme, which generally takes place over the first year of a Director’s appointment, would cover the topics set out in the Induction Programme panel on page 58.

Sessions are held with the Chairman at which progress is reviewed and feedback is sought. New Directors also meet with the Group’s stockbrokers.

For newly-appointed members of the Audit Committee, training arrangements would include the topics set out in the Induction Programme panel on page 58.

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

What processes are in place for appraising the performance of Directors and for evaluating the effectiveness of the Board?

An annual review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team. As part of that review process the Chairman discusses with each individual their training and development needs and, where appropriate, agrees suitable arrangements to be put in place to address those needs.

Each year, the Senior Independent Director conducts an annual review of corporate governance, the independence of Board members, the operation and performance of the Board and its Committees and the effectiveness of Board communications. This is achieved through discussion in one-to-one sessions with each Director. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board each year, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director’s

CRH 57

DIRECTORS AND CORPORATE GOVERNANCE

report is a formal agenda item at a scheduled Board meeting each year.

Led by the Senior Independent Director, the non-executive Directors meet at least annually in the absence of the Chairman to review his performance.

During 2012, the Board evaluation process was facilitated by a UK-based service provider, ICSA Board Evaluation (‘ICSA’), which has an extensive record in facilitating Board evaluations in large listed companies both in Ireland and the UK. While ICSA is part of an organisation which also supplies software solutions to the Group, the Nomination and Corporate Governance Committee, which oversaw the external evaluation selection process, was satisfied that the annual value of the relevant contracts was not material to either CRH or ICSA.

What was the outcome of the external Board evaluation carried out in 2012?

The overall outcome of the assessment was very positive, with the Board’s performance being rated as “very good” on a six point scale, ranging from poor to excellent, as illustrated below.

ICSA presented the outcome of the evaluation process to the Board and made eight recommendations to further improve the effectiveness of the Board. The recommendations related to the following:

–	enhancing the existing processes in place regarding strategy reviews, outcome tracking, Board renewal and Director development;

–	providing for an increased number of non-executive Director meetings without executives present;

–	taking fuller advantage of the opportunities afforded by Board visits for employee engagement;

–	rationalising Board documentation and updating Board protocols to take account of advances in technology and communications.

A timetable for the implementation of the recommendations has been agreed by the Board.

What are the requirements regarding Directors’ retirement and re-election?

All Directors retire at each Annual General Meeting and, unless they are stepping down from the Board, submit themselves to shareholders for re-election. Re-appointment is not automatic. Directors who are seeking re-election are subject to a satisfactory performance appraisal. All Directors are subject to the Memorandum and Articles of Association of the Company (a summary of provisions in the Memorandum and Articles of Association relating to the Directors is set out on page 160).

How often does the Board meet?

There were eight full meetings of the Board during 2012. Details of Directors’ attendance at those meetings are set out in the table on page 67. Each year additional meetings to consider specific matters are held when and if required.

Induction Programme
Board Members
Topic	Sessions with

Group strategy and finance:

Group strategy, the current challenges facing the Group and the trading backdrop

Financial reporting, trading results, acquisition models, funding sources/debt maturity, group treasury and credit rating metrics

Chief Executive, Chief Operating Officer, Finance Director, Head of Group Finance, Group Treasurer
Divisional strategy and structure: Divisional strategy and organisational structure Development priorities IT strategy	Chief Executive, Heads of Divisions
Senior management team: Succession planning Leadership development programmes Remuneration trends	Chief Executive, Group Human Resources Director
Directors’ legal duties and responsibilities: Legal duties and responsibilities Management of inside information Dealings in CRH securities Listing rule requirements	Finance Director, Company Secretary and the Group’s legal advisors

Compliance and ethics, health and safety, investor relations and risk management:

Compliance and ethics policies and the structures in place to ensure ongoing compliance

Health and safety, including the fatality elimination programme, and the Group’s Corporate Social Responsibility policies

Investor Relations programme and the views of the Group’s major investors

CRH risk register, insurance arrangements and captive insurance programme

Finance Director, Head of Compliance and Ethics, Head of Investor Relations, Group Sustainability Manager, Group Strategic Financial Risk Manager
Audit Committee
External Audit Audit planning Auditors’ responsibilities	Finance Director, Head of Internal Audit and External auditors
Internal Audit Strategy and workplan IT audit

58 CRH

DIRECTORS AND CORPORATE GOVERNANCE

How are Board agendas determined?

The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Board agendas typically cover items set out in the table to the right.

The non-executive Directors generally meet before or after each Board meeting without executives being present.

Are the Directors subject to securities dealing policies or codes?

Details of the CRH shares held by Directors are set out on page 83. CRH has a policy on dealings in securities that applies to all Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated periods and at any time that the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority (which has been amended in relation to Irish company law and taxation references).

What are the Committees of the Board?

The Board has established five permanent Committees1 to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee and each member’s length of service is set out on page 53. Attendance at meetings held in 2012 is set out in the table on page 67.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

Typical Board Agenda Items

Recurring items on each agenda:

–	Minutes

–	Board matters (including Board Committee updates)

–	Trading results and cost saving initiatives

–	Acquisitions

Periodic agenda items during the year:

–	Full-year/Interim financial results and reports

–	Group budget

–	Group strategy and Divisional strategy updates

–	Performance review of acquisitions against the original Board proposal following three years of Group ownership

–	Human resources and succession planning

–	Risk management and internal controls

–	Compliance and ethics

–	Health and safety review, with a particular focus on the Group’s fatality elimination programme

–	Environmental review

–	Investor interaction and feedback

1

The terms of reference of these committees comply fully with the UK Code requirements; CRH considers that they are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

CRH 59

DIRECTORS AND CORPORATE GOVERNANCE

Audit Committee

Chairman’s overview

The Audit Committee currently consists of three non-executive Directors, considered by the Board to be independent[2]. As can be seen from the biographical details on pages 52 and 53, the members of the Committee bring to it experience and expertise from a wide range of industries, including financial services and sectors closely related to building materials. The role and responsibilities of the Committee are summarised on page 62 along with the typical calendar of meetings. I would like to thank my colleagues on the Committee, senior management and the auditors for their significant commitment to the efficient and effective operation of the Committee.

Ernst Bärtschi and Heather Ann McSharry joined the Committee in March 2012. They participated in an induction programme for new Audit Committee members, details of which are set out on page 58. Dan O’Connor stepped down from the Committee on his appointment as Senior Independent Director in May 2012 and I would like to express my sincere appreciation to Dan for his significant contribution to the work of the Committee since his appointment in 2006.

Ernst Bärtschi and I have been determined by the Board to be the Committee’s financial experts.

Review of Principal Activities in 2012

The Committee[3] met nine times during the course of 2012. The external auditors attend the majority of Committee meetings and report on any issues they believe should be brought to the attention of the Committee; in addition, they have direct access to me as Chairman at all times. In 2012, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

1	Jan Maarten de Jong will be resigning his position on the Audit Committee during 2013.

2	The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A-3 of the rules of the Securities and Exchange Commission.

3	Attendance by non-independent directors and management is by invitation only.

60 CRH

The work of the Committee is outlined on page 62. During 2012, we gave particular emphasis to the following matters:

–	the impairment charges recorded in the 2012 Consolidated Financial Statements, in particular, in respect of the Group’s minority stake in Corporación Uniland, S.A. (‘Uniland’). For further details, please see note 10 to the Consolidated Financial Statements on page 110;

–	the models used for, and the outcome of, the goodwill impairment and sensitivity analysis referred to in note 15 to the Consolidated Financial Statements;

–	the plans and initiatives in place to mitigate the Group’s pension scheme liabilities;

–	the implementation of significant IT projects across the Group;

–	the Group’s enterprise risk management systems;

–	the rules of the Public Company Accounting Oversight Board (‘PCAOB’) and, in particular, the potential effects on auditor independence of Ernst & Young providing those tax-related services included in the Group’s policy on non-audit services.

The Committee also met with senior finance personnel from the Group’s operations to discuss inter-alia, internal audit review findings, the implementation of resulting changes to control structures, work in relation to improving the control environment in each Division, co-ordination with the work of the external auditors and actions being taken to prevent fraud. In addition, the Committee met with the Head of Compliance and Ethics to review the Group’s compliance and ethics programme, including the compliance organisation, new or revised codes and policies and the core training modules (incorporating Code of Business Conduct, Anti-Bribery Corruption and Fraud and Competition Law).

As part of its response to the difficult trading conditions in recent years, the Group has implemented a programme of cost savings and has periodically announced updates on the annualised savings under that programme. The Head of Internal Audit reviews these savings, and the related implementation costs, and reports his findings each year to the Committee.

Governance developments

Updates to the UK Corporate Governance Code, which are effective for accounting periods beginning on or after 1 October 2012, were published in September 2012. Among the changes introduced in the revised Code was a requirement that FTSE350 companies should put the external audit out to tender at least once every 10 years. To avoid any major disruptions to the audit market resulting from a large number of companies tendering at the same time, the UK Financial Reporting Council (FRC) has suggested some transitional arrangements whereby the timing of audit tenders would be aligned with the cycle for rotating the audit engagement partner, which for CRH would be after the 2015 audit. We will consider the new provisions in detail during the course of 2013, when forthcoming additional guidance on this matter is published by the FRC. We also await, with interest, clarification on EU proposals in the area of audit tenure, which may require mandatory audit rotation after a set period. Other changes to the UK Corporate Governance Code included revised provisions regarding reporting to the Board and to shareholders.

Terms of reference

In order to take account of the updates to the UK Corporate Governance Code referred to above, the Committee’s Terms of Reference have been updated.

Jan Maarten de Jong

Audit Committee Chairman

CRH 61

DIRECTORS AND CORPORATE GOVERNANCE

Audit Committee Role and Responsibilities

The primary responsibilities of the Audit Committee are to:

–	monitor the financial reporting process, the integrity of the Consolidated Financial Statements, including the Annual and Interim Reports, preliminary results announcements, interim management statements and any other formal announcement relating to the financial performance of the Company, and to review significant financial reporting issues and judgements which they contain;

–	monitor the audit of the Consolidated Financial Statements;

–	keep under review the effectiveness of the Company’s internal controls and the internal control and risk management systems and review and approve statements to be included in the Annual Report regarding internal control and risk management;

–	review the Company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and review the Company’s procedures and systems for detecting fraud and preventing bribery;

–	keep under review the adequacy of the Group’s compliance function;

–	monitor and review the effectiveness of the internal audit function;

–	review the effectiveness of the audit process and the independence and objectivity of the external auditors;

–	develop and monitor the policy on non-audit services to be provided by the external auditors;

–	approve the remuneration and terms of engagement of the external auditors;

–	make recommendations to the Board in relation to the appointment or removal of the external auditor (see provisions regarding the re- appointment of auditors under Irish company law which are referred to on page 63).

The responsibilities of the Audit Committee are set out in full in its terms of reference, which are available on the CRH website.

A typical calendar of meetings for the Audit Committee, which includes a general outline of the main agenda items, is set out above. The Finance Director, Head of Group Finance and the Head of Internal Audit generally attend Committee meetings. The external auditors, Ernst & Young, attend the majority of meetings. Other attendees are noted against the relevant agenda item.

Internal Audit

The Head of Internal Audit attends the majority of the meetings of the Audit Committee. The Committee agrees the Internal Audit strategy, its charter and the annual workplan, which is developed on a risk-based approach. In recent years there has been a significant increase in the resources

Typical Audit Committee Calendar
Date	Activity		Attendees by invitation
February	–	Consideration of the Consolidated Financial Statements (including report from the external auditors on Integrated Audit Results and Communications)	Chief Executive
	–	Approval of external audit fee
	–	Internal Audit review of savings announced under the Group’s cost reduction programme
	–	Annual assessment of risk management and internal control systems	Group Strategic Financial Risk Manager
	–	Approval of Internal Audit workplan
–

Review of reports on the operation of the CRH Code of Business Conduct, the Competition/ Anti-trust Compliance Code and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters

Head of Compliance and Ethics
March	–	Review of Annual Report on Form 20-F
May	–	Review of interim management statement*	Chairman, Chief Executive
July	–	Preliminary consideration of interim results	Chief Executive
	–	Approval of the external audit plan
	–	Updates on accounting and auditing developments update on Internal Audit work/activities
August	–	Review of interim results announcement	Chairman, Chief Executive
September	–	Meeting with senior finance personnel from the Americas Divisions	Senior finance personnel
	–	Preliminary review of goodwill impairment and sensitivity analysis
October	–	Meeting with senior finance personnel from the European Divisions	Senior finance personnel
	–	Preliminary review of interim management statement
November	–	Review of interim management statement*	Chairman, Chief Executive
December	–	Review of outcome of goodwill impairment and sensitivity analysis
	–	Update on Internal Audit work/activities
	–	Approval of non-audit fees provided by external auditors
* A Committee of the Group Chairman, Audit Committee Chairman, Chief Executive and Finance Director are authorised from time to time to review and approve the release of interim management statements.

allocated to IT Audit. The Committee meets regularly with the senior IT Audit Manager to discuss IT Audit strategy, the key areas of focus and agrees the annual IT Audit workplan. The Head of Internal Audit reports to the Audit Committee on the findings of internal audit reviews and related follow-ups and the outcome of control testing in connection with Section 404 of the Sarbanes-Oxley Act 20021.

Assessments of the Internal Audit function are carried out periodically by management and validated by an independent third party assessor. The most recent assessment was conducted in late-2009, during which no major weaknesses were identified; the assessment did result in a number of recommendations, most of which have been implemented, and the Committee receives updates on the status of the implementation of the remaining recommendations.

Risk management and internal controls

The Board has delegated responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Further details in relation to the Committee’s work in this area are set out in the section on Risk Management and Internal Controls on pages 66 and 67.

1 A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission’s website www.sec.gov.
62 CRH

DIRECTORS AND CORPORATE GOVERNANCE

External auditors: appointment, tenure and independence

Under its terms of reference, the Audit Committee makes recommendations to the Board in relation to the appointment of the external auditors. The factors taken into account by the Audit Committee in assessing whether to recommend the auditors for re-appointment are:

–	the quality of reports provided to the Audit Committee and the Board;

–	the quality of advice given by the auditors;

–	the level of understanding demonstrated of the Group’s business and industry;

–	the objectivity of the auditors’ views on the financial controls around the Group and their ability to co-ordinate a global audit;

–	the results of formal evaluations of the auditors.

Section 160(2) of the Companies Act, 1963 provides that the auditor of an Irish company shall be automatically re-appointed at a company’s annual general meeting unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. In this respect, Irish company law differs from the requirements that apply in other jurisdictions, for example in the UK, where auditors must be re-appointed annually by shareholders at the annual general meeting. Therefore, the Directors have not proposed a resolution to re-appoint Ernst & Young, Chartered Accountants, who are willing to continue in office, as such a resolution can have no effect under Irish company law.

A resolution authorising the Directors to fix the remuneration of the auditors will be submitted to the Annual General Meeting.

Ernst & Young have been the Group’s auditors since 1988. Following an evaluation carried out in 2009, the Committee recommended to the Board that Ernst & Young be retained as the Group’s external auditors. The Committee monitors the implementation of the recommendations made as part of the evaluation process. There are no contractual obligations which act to restrict the Audit Committee’s choice of external auditor. The Committee has considered the risk of withdrawal by Ernst & Young from the market and the potential impact on the Group, were that eventuality to materialise.

The Audit Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

–	seeking confirmation from the external auditors that they are, in their professional judgement, independent from the Group;

–	obtaining from the external auditors an account of all relationships between the auditors and the Group;

–	monitoring the Group’s policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit;

–	monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors’ judgement or independence;

–	considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors’ judgement or independence;

–	reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors’ judgement or independence.

The Group external audit engagement partner is replaced every five years and other senior audit staff are rotated every seven years.

The Group has a policy governing the conduct of non-audit work by the auditors1. The policy, which was updated in 2012, is available on the CRH website. Under the policy, the external auditors are prohibited from performing services where they:

–	may be required to audit their own work;

–	participate in activities that would normally be undertaken by management;

–	are remunerated through a “success fee” structure;

–	act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the external auditors undertaking non-audit work. The external auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, provided they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group.

The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Committee. The pre-approval policy specifies the services that are prohibited and the services which have general pre-approval. The Committee has delegated to the Finance Director responsibility for confirming whether a service which has general pre-approval can be provided by Ernst & Young. In addition, Internal Audit reviews the pre-approval process to ensure that it is robust in addressing the requirements of the PCAOB and does not impinge on Ernst & Young’s independence. The Finance Director reports regularly to the Committee on services which have been approved.

In 2012, the external auditors provided a number of audit-related services, including Sarbanes-Oxley Section 404 attestation, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. They were also engaged during 2012 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Audit Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Ernst & Young for non-audit work, which amounted to 19% of the total fee in 2012, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the Consolidated Financial Statements on page 105.

1 The term of any general pre-approval is twelve months from the date of pre-approval.
CRH 63

DIRECTORS AND CORPORATE GOVERNANCE

Nomination and Corporate Governance Committee

Chairman’s overview

The Nomination and Corporate Governance Committee consists of four non-executive Directors, all of whom are considered by the Board to be independent. Our primary responsibilities are to assist the Board in relation to the composition of the Board and its Committees, ensuring phased renewal and refreshment and overseeing succession planning for the Board and for senior management. To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants. When prospective candidates have been identified, each member of the Committee meets with them. In addition, we keep corporate governance developments under review and make recommendations to the Board when action is required. We consult the Chief Executive on issues considered by the Committee and he is invited to attend meetings of the Committee, when appropriate.

Further details regarding the operation of the Committee are set out in the Role and Responsibilities section on page 66.

In the past 12 months, we have allocated our time broadly as set out in the panel opposite.

As reported in the 2011 Corporate Governance Report, the Committee recommended to the Board that Heather Ann McSharry be appointed as a non-executive Director in February 2012 and the Committee led the process which resulted in my appointment as Chairman in May 2012.

During the remainder of 2012 and in the year to date, we have continued to work with various recruitment agencies in relation to the ongoing process of Board renewal and refreshment.

Bill Egan and Jan Maarten de Jong were appointed to the Board in 2007 and 2004 respectively. Following a comprehensive performance review, on the recommendation of the Committee, the Board has asked Bill to continue on the Board for a third three year term and Jan Maarten has been asked to serve a further period of one year, with the position to be reviewed in 2014.

Jan Maarten de Jong joined the Audit Committee in 2004 and has acted as its Chairman since 2007. In

64 CRH

accordance with its terms of reference, he will step down as a member of the Audit Committee following the Annual General Meeting in May 2013. On the recommendation of the Nomination and Corporate Governance Committee the Board has appointed Ernst Bärtschi to succeed Jan Maarten as Audit Committee Chairman. Ernst has been a member of the Audit Committee since March 2012 and is one of that Committee’s designated financial experts. We will be reviewing the membership of the Audit Committee in the coming months.

As reported to shareholders in the 2011 Annual Report, we recommended that the Board appoint a UK-based service provider to facilitate the external evaluation of the Board. The Committee agreed the terms of reference of the chosen provider, ICSA Board Evaluation (ICSA). The outcome of the evaluation and ICSA’s recommendations are set out on page 58. The next external evaluation will be carried out in 2015.

We also considered developments in the area of corporate governance. In relation to the changes to the UK Corporate Governance Code published by the FRC in September 2012 and which will apply to CRH for the financial year ending on 31 December 2013, we have considered whether the Audit Committee should undertake additional work to provide advice to the Board on whether the Annual Report and accounts, taken as a whole, is fair, balanced and understandable. We concluded that, at present, this should remain the collective responsibility of the full Board. However, this matter will be kept under review.

Key areas of focus for 2013

During 2013 we will continue our work on Board renewal and refreshment. In addition, we will monitor developments in the EU regarding the implementation of the corporate governance plan announced in December 2012. This may lead to the introduction of new measures aimed at enhancing transparency and increasing shareholder engagement, although some of the proposals cover issues where CRH already has suitable measures in place.

Nicky Hartery

Nomination and Corporate

Governance Committee Chairman

CRH 65

DIRECTORS AND CORPORATE GOVERNANCE

Nomination and Corporate Governance Committee Role and Responsibilities

Under its terms of reference, the Nomination and Corporate Governance Committee is responsible for:

–	regularly reviewing the size, structure and composition (including skills, knowledge, experience and diversity) of the Board and making recommendations to the Board regarding any changes;

–	giving consideration to succession planning for Directors and senior executives;

–	identifying and recommending candidates to fill Board vacancies;

–	in respect of the appointment of a chairman, preparing a job specification including the time commitment expected;

–	keeping under review the leadership needs of the organisation;

–	approving the terms of reference for external board evaluations;

–	keeping under review corporate governance developments with the aim of ensuring that CRH’s governance policies and practices continue to be in line with best practice;

–	ensuring that the principles and provisions set out in the UK Code (and any other governance code that applies to the Company) are observed;

–	reviewing the disclosures and statements made in the Corporate Governance Report to shareholders.

The Committee reviewed its terms of reference in December 2012 and proposed minor updating amendments, which the Board approved.

The factors taken into account by the Nomination and Corporate Governance Committee in considering the composition of the Board are set out in the policy for Board renewal which is detailed on page 57. The Committee establishes processes for the identification of suitable candidates for appointment to the Board and oversees succession planning for the Board and senior management.

As referred to in the section dealing with the independence of non-executive Directors on page 57, each year the Committee reviews details of the non-CRH directorships of each Director, including any relationship between those companies and the Group. The Committee also reviews any business relationships between individual Board members.

Remuneration Committee

The Report on Directors’ Remuneration on page 70 contains an overview of the operation of the Remuneration Committee from Committee Chairman Dan O’Connor.

Role and Responsibilities

Under its terms of reference, the Remuneration Committee must be made up of at least three members, all of whom must be independent non-executive Directors. Members of the Committee can serve for up to a maximum of three terms of three years. The CRH Chairman may be a member of the Committee provided his/her tenure on the Board does not exceed 12 years. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chairman, if not a member of the Committee, the Chief Executive, the Group Human Resources Director and external advisers may be invited to attend for all or part of any meeting as and when appropriate. The Chief Executive is fully consulted about remuneration proposals.

The primary responsibilities of the Remuneration Committee are as follows:

–	to determine and agree with the Board the remuneration policy for the Chairman and executive Directors having regard to remuneration trends across the Group;

–	to recommend and monitor the level and structure of remuneration for senior management;

–	within the terms of the agreed policy and in consultation with the Chairman and/or Chief Executive, as appropriate, to determine the total remuneration package of the Chairman and each executive Director, including bonuses, incentive payments and share options or other share awards;

–	to approve the design of, and the targets and level of awards made under, the Group’s performance-related incentive plans;

–	to review the design of all share incentive plans for approval by the Board and shareholders;

–	to approve the vesting levels for share scheme awards;

–	to oversee any major changes to employee benefit structures;

–	to authorise the release of deferred share awards;

–	to determine the policy for pension arrangements for executive Directors and senior management;

–	to establish the criteria for selecting, appointing and setting the terms of reference of remuneration consultants that advise the Committee.

The Committee reviewed its terms of reference in December 2012 and proposed minor updating amendments, which the Board approved.

Acquisitions Committee

The Acquisitions Committee has been delegated authority by the Board to approve acquisitions, divestments and capital expenditure projects within certain limits.

Finance Committee

The Finance Committee is responsible for:

–	advising the Board on the financial requirements of the Group and on appropriate funding arrangements;

–	considering and making recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and to the Group’s financing arrangements;

–	considering and making recommendations to the Board in relation to dividend levels on the Ordinary shares;

–	keeping the Board advised of the financial implications of Board decisions in relation to acquisitions;

–	assisting management, at their request, in considering any financial or taxation aspect of the Group’s affairs;

–	reviewing the Group’s insurance arrangements.

Risk Management and Internal Control

The Board has delegated responsibility for the monitoring of the effectiveness of the Group’s risk management and internal control systems to the Audit Committee¹. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.

The Consolidated Financial Statements are prepared subject to the oversight and control of the Finance Director, ensuring correct data is captured from Group locations and all required information for disclosure in the Consolidated Financial Statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminating journals and other adjustments. The Consolidated Financial Statements are reviewed by the CRH Financial Review and Disclosure Group prior to being reviewed by the Audit Committee and approved by the Board of Directors. The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined on pages 23 to 28) is in accordance with the updated Turnbull guidance (Internal Control: Revised Guidance for Directors on the Combined Code) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and Consolidated Financial Statements.

1	In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010.

66 CRH

DIRECTORS AND CORPORATE GOVERNANCE

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

During the year, the Board and Audit Committee received, on a regular basis, reports from management on the key risks to the business and the steps being taken to manage such risks. They also considered whether the significant risks faced by the Group were being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee met with internal auditors on a regular basis and satisfied itself as to the adequacy of the Group’s internal control system; met with the Chairman of the Remuneration Committee to ensure that the Group’s remuneration policies and structures were in line with the Group’s “risk appetite” (which the Board has determined to be low) and reviewed the principal risks and uncertainties outlined on pages 23 to 28. The Audit Committee also met with, and received reports from, the external auditors. The Chairman of the Audit Committee reported regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings were circulated to all Directors.

The Directors confirm that, in addition to the monitoring carried out by the Audit Committee under its terms of reference, they have reviewed the effectiveness of the Group’s risk management and internal control systems up to and including the date of approval of the Consolidated Financial Statements. This had regard to all material controls, including financial, operational and compliance controls that could affect the Group’s business.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a–15(e) as of 31 December 2012. Based on that evaluation, the Chief Executive Officer and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

Attendance at Board and Board Committee meetings during the year ended 31 December 2012
	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	A	B	A	B	A	B	A	B	A	B	A	B
E. Bärtschi	8	8			8	8
M. Carton	8	8	5	5			5	5
W. Egan	8	8							4	4	4	4
U-H. Felcht	8	7	4	2	1	1	5	5
N. Hartery	8	8	3	3			3	3	4	4	4	4
J.M. de Jong	8	7			9	8
J. Kennedy	8	8							4	4	4	4
M. Lee	8	8	5	5			5	5	1	1
K. McGowan*	2	2	2	2			2	2	1	1
H.A. McSharry**	8	8			8	8
A. Manifold	8	8	5	5
D. O’Connor	8	8	5	5	3	3	3	3	2	2	2	2
M. Towe	8	8

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.
* Retired May 2012
** Appointed February 2012

CRH 67

DIRECTORS AND CORPORATE GOVERNANCE

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

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Because of its inherent limitations however, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to Consolidated Financial Statement preparation and presentation. Also, the effectiveness of an internal control system may change over time.

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2012. These acquisitions, which are listed in note 31 to the Consolidated Financial Statements, constituted 2.6% of total assets and 4.3% of net assets, as of 31 December 2012 and 1.5% and 1.4% of revenue and profit for the financial year, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2012, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2012, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 86.

Changes in Internal Control over Financial Reporting

During 2012, there have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Compliance and Ethics

The revised Code of Business Conduct was approved by the Board in February 2012, translated into 21 languages and distributed across the Group1. It sets out clear guidelines on the application of the Group’s core values of integrity, honesty and respect for the law, requiring all employees to put business ethics at the forefront of dealings with customers, partners, suppliers and our communities and to treat all our people with respect and to embrace our responsibilities in the areas of health, safety and the environment.

The Code of Business Conduct has been supplemented with the following new or updated policies:

–	Anti-Fraud Policy;

–	Competition/Anti-Trust Compliance Code;

–	Shares and Securities Dealing Policy;

–	Anti-Bribery Policy (in line with the requirements of the UK Bribery Act and the US Foreign Corrupt Practices Act);

–	Ethical Procurement Code;

–	Compliance and Ethics Mergers, Acquisitions and Joint Venture Due Diligence Programme.

These codes and guidelines have been widely distributed across the Group with related training programmes underway. They have also been integrated into standard internal audit procedures and form part of an annual management certification process. A multilingual 24/7 “hotline” facility is also in place as a secure channel for employees to report ethical issues that concern them or suspected violations of these codes.

The Compliance and Ethics organisation supports these initiatives, with designated Compliance Coordinators in place in every market where CRH has a business presence. Their role is to support local management to ensure that the conduct of employees complies with the law and our codes, and to help sustain the overriding message that in CRH “there is never a right business reason to do the wrong thing”.

Sustainability and Corporate Social Responsibility

Sustainability and Corporate Social Responsibility (CSR) concepts are embedded in all CRH operations and activities. Excellence in the areas of health and safety, environment and climate change, governance, and people and community is a daily key priority of line management. The Group’s policies and implementation systems are described in detail in the Sustainability Report, which is typically published in June in respect of the previous calendar year and is available on the Group’s website. During 2012, CRH was again recognised by several leading socially responsible investment (SRI) agencies as being among the leaders in its sector in these areas.

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

In November, the Chairman and senior executives hosted a capital markets day for investors and sector analysts in London, which was repeated in New York. The day included presentations on various aspects of CRH’s operations and strategy, and provided an opportunity for investors and analysts to meet with CRH’s senior executive and divisional management team. The full suite of presentations and a video recording of executive presentations is available on the CRH website.

During 2012, the Board received and considered reports on the issues raised by investors in the course of the presentations and meetings.

News releases are made available in the Media section of the website immediately after release to the Stock Exchanges. Webcasts of key investor briefings are broadcast live and are made available as recordings in the Media section.

In addition, we respond throughout the year to correspondence from shareholders on a wide range of issues.

The Chief Executive presented an overview of CRH strategy to shareholders at the 2012 Annual General Meeting.

1	The Code of Business Conduct is applicable to all Group employees including the Chief Executive and senior financial officers. The Code promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures and compliance with applicable governmental laws, rules and regulations and complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act. The Code is available on the Group’s website, www.crh.com.

68 CRH

DIRECTORS AND CORPORATE GOVERNANCE

General Meetings

The Company’s Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2012 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by way of a poll using an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company’s website following the meeting.

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

Going Concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Business Review and in the Risk Factors on

pages 32 and 33 and pages 23 to 28. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Business Review on pages 33 to 35. In addition, notes 21 to 25 to the Consolidated Financial Statements include the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

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

Compliance Statement

In the period under review, CRH complied with the provisions of the 2010 UK Corporate Governance Code. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Although non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE, in common with companies listed on the Irish Stock Exchange and the London Stock Exchange, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and the Irish Stock Exchange; and (c) the UK Code, which is appended to the listing rules of the London and Irish Stock Exchanges.

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

Documents Available on Website
The following are available on the CRH website, www.crh.com:

Corporate Governance section:

–  Terms of reference of Acquisitions Committee (amended December 2010)

–  Terms of reference of Audit Committee (amended December 2012)

–  Terms of reference of Finance Committee (amended February 2004)

–  Terms of reference of Nomination and Corporate Governance Committee (amended December 2012)

–  Terms of reference of Remuneration Committee (amended December 2012)

–  The Memorandum and Articles of Association of the Company

–  Pre-approval policy for non-audit services provided by the auditors

–  Compliance and ethics statement, Code of Business Conduct and Hotline contact numbers

Investors section:

–  Annual and Interim Reports, the Annual Report on Form 20-F, the CSR Report, Interim Management Statements and copies of presentations to analysts and investors

–  News releases

–  Presentations and video recordings of executive presentations at capital markets days in London and New York in November 2012

–  Webcast recordings of key investor briefings

–  General Meeting dates, notices, shareholder circulars, presentations and poll results

–  Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

CRH 69

DIRECTORS AND CORPORATE GOVERNANCE

Report on Directors’ Remuneration

Remuneration Committee

Chairman’s overview

The Remuneration Committee currently consists of four non-executive Directors considered by the Board to be independent. I believe that the Directors’ biographical details, on pages 52 and 53, demonstrate that the members of the Committee bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role.

Our main focus as a Committee is to determine and agree with the Board the Group’s policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors and the Chairman. In addition, we recommend and monitor the level and structure of remuneration for senior management. We review, on an ongoing basis, the constituent elements of the Group’s remuneration policy and we oversee the preparation of this Report on Directors’ Remuneration.

As a Committee, we focus on ensuring that CRH’s remuneration structures are fair and responsible. In considering remuneration levels for executive Directors particularly, we take into account remuneration trends across the Group, which has a diverse range of operations in 35 countries, in geographic regions which are often at different stages in the economic cycle.

Additional details in relation to the Committee, its role and responsibilities and how it operates are included in the Remuneration Committee section of the Corporate Governance report on page 66. The Chief Executive attends meetings except when his own remuneration is being discussed.

In the past 12 months the Remuneration Committee met five times. We allocated our time broadly as set out in the panel on the following page.

We considered the level of fees/salaries paid to the Chairman and the executive Directors and determined that, with effect from 1 January 2013:

–  the Chairman’s fees be restored to the level which applied in 2008;

–  the salaries paid to executive Directors be increased by between 2.6% and 3.8%.

70 CRH

In 2008, the total remuneration paid to the CRH Chairman was €450,000. The then Chairman, Kieran McGowan, elected to take a voluntary 10% reduction in his fees to €405,000 in 2009. The Remuneration Committee acceded to this request at the time and the reduced annual fee was paid until Mr. McGowan retired from the Board in May 2012. Nicky Hartery’s fee level on his appointment was the same as that of the out-going Chairman. The Remuneration Committee re-considered the level of the Chairman’s remuneration during 2012 and requested analysis and advice from its remuneration consultant, Mercer. The Remuneration Committee considered the outcome of Mercer’s review in the context of CRH’s inclusion in the FTSE100 Index and concluded that the 2008 fee level should be restored.

The Committee has also agreed with the Board that, going forward, the Chairman’s fees should be reviewed every three years.

The salary increases for executive Directors, which for Irish-based executives have remained unchanged since 2009¹, are in line with general trends in CRH operations around the world. The members of the Remuneration Committee believe that the executive Directors’ salary increases are appropriate and measured. Nicky Hartery and Myles Lee were not present when their respective remuneration was discussed.

We also determined the 2012 payment for each executive Director under the annual incentive plan; the structure of the plan is set out on page 74 of this report. The bonus levels for 2012 reflect for Maeve Carton, Myles Lee and Albert Manifold the achievement of individual strategic and personal goals and the continuing good performance in terms of Group cashflow generation, an important metric of the annual incentive plan since 2009. Mark Towe’s bonus similarly reflects the achievement of individual and strategic goals and a good cashflow generation performance, and also resulted from the improvement in the performance of the Americas Divisions, which led to a payout under the profit and return on net assets metrics.

1	with the exception of the Finance Director who was appointed in 2010.

Key areas of focus for 2013/2014

New regulations will come into force in the UK in 2013 in relation to remuneration, which will result in revised disclosure requirements for UK incorporated companies, a new requirement for a binding vote on remuneration policy and an advisory vote on the implementation of remuneration policy at annual general meetings. While CRH, as an Irish incorporated company, will not be subject to the new requirements, the Remuneration Committee is committed to ensuring that CRH’s remuneration structures and procedures remain at the forefront of best practice in this area and intends to implement the changes to the extent that they are not inconsistent with Irish company law.

In the light of these changes, we have determined that it is an opportune time to undertake a review of CRH’s remuneration policy and, in particular, the Group’s share incentive plan arrangements to ensure they reflect current FTSE100 best practice in terms of structure and adaptability. As the outcome of the review is likely to result in either proposed amendments to the existing long-term share incentive plans or a new plan(s), a shareholder consultation process will be undertaken in the fourth quarter of 2013 in order that proposals can be submitted to shareholders for approval at the 2014 Annual General Meeting.

Dan O’Connor

Remuneration Committee Chairman

CRH 71

DIRECTORS AND CORPORATE GOVERNANCE

Report on Directors’

Remuneration continued

Remuneration Policy

The Remuneration Committee’s approach to remuneration is to make sure that CRH’s pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets. When setting remuneration policy for executive Directors, the Remuneration Committee review and have regard to the remuneration trends across the Group.

The Group’s remuneration structures are designed to drive performance and link rewards to responsibility and the individual contribution of executives. It is policy to grant participation in the Group’s performance-related plans to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The purpose of this report is to:

–	set out the Group’s remuneration policy;

–	explain the purpose and link of each component of remuneration to the Group’s strategy;

–	outline the factors taken into account in salary reviews;

–	provide details in relation to the structure of the Group’s annual and share incentive plans.

The report contains details of awards made to executive Directors under the Group’s share incentive plans and the level of vesting where relevant. Total remuneration paid to each Director in 2012, including the value of vested share awards, is set out on page 77.

The policy on Directors’ remuneration, which is derived from the overall Group policy, is designed to:

–	help attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH;

–	properly reward and motivate executive Directors to perform in the long-term interest of the shareholders;

–	provide an appropriate blend of fixed and variable remuneration and short and long-term incentives for executive Directors;

–	complement CRH’s strategy of fostering entrepreneurship in its regional companies by rewarding the creation of shareholder value through organic and acquisitive growth;

–	reflect the spread of the Group’s operations so that remuneration packages in each geographical area are appropriate and competitive for that area;

–	reflect the risk policies of the Group.

The Remuneration Committee has clawback arrangements in place.

The Remuneration Committee has adopted a policy whereby executives are required to build-up (and maintain), within five years of appointment, a minimum holding in CRH shares which is equivalent to one times basic salary. For existing executive Directors this level must be achieved by 31 December 2015. The current shareholding levels as a multiple of basic salary are shown on page 77.

In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope and trends in executive remuneration generally in each of the regions in which the Company operates. The Remuneration Committee also takes into account the EU Commission’s recommendations on remuneration in listed companies.

CRH actively engages with shareholders in relation to the design of share plans and the Remuneration Committee takes into account shareholder views generally regarding remuneration levels. In addition, the Remuneration Committee believes that shareholders are entitled to have an annual “say on pay” and, accordingly, although not required under Irish company law, the Report on Directors’ Remuneration has been presented to shareholders at Annual General Meetings since 2010 for the purposes of an advisory vote. The votes cast on the Report on Directors’ Remuneration are set out in the table below.

Remuneration Consultants

The Remuneration Committee receives advice from Mercer, a leading compensation and benefit consultant. Mercer also provides actuarial advice to the Group and they are actuaries and investment advisers to a number of the Group’s pension schemes.

Risk Policies and Systems

The Chairman of the Remuneration Committee meets with the Audit Committee annually to review the Group’s remuneration structures and to ensure they are in line with its risk policies and systems.

Executive Directors’ Remuneration

The typical elements of the remuneration package for executive Directors are set out in the table on the following page. Each component is also outlined in detail on pages 74 to 76.

72 CRH

DIRECTORS AND CORPORATE GOVERNANCE

Remuneration components
Purpose and link to
Component	strategy	Operation	Metrics	Opportunity

(i) Basic Salary and Benefits	Competitive salaries and benefits help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets

Reviewed annually; changes are generally effective on 1 January

Set by reference to competitive market practice

Employment-related benefits include the use of company cars, medical/life assurance and relocation costs, where necessary

Consideration is given to:

(i)    scope of role and responsibility;

(ii)   personal performance;

(iii)  company performance;

(iv)  step changes in responsibility;

(v)   experience;

(vi)  potential retention issues;

(vii) remuneration trends across the Group

Set at a level which the Committee considers appropriate taking into consideration the individual’s skills, experience and performance and to ensure it is appropriately positioned against peers. This will be sufficient to attract and retain directors of required quality but the Committee avoids paying more than is necessary for this purpose

(ii) Annual Performance- related Incentive Plan	The annual incentive plan drives and rewards the achievement of Group and personal targets. A deferral element ties the portion of any annual reward exceeding target performance to the longer term performance of the CRH share price and aligns executives with shareholder interests	Target performance is 80% of basic salary (90% for US-based executives) Payouts in excess of target are deferred for three years and payable in CRH shares

The performance-related incentive plan is based on achieving clearly defined and stretch annual targets and strategic goals

c. 80% of the plan is weighted towards the achievement of financial and return targets while

c. 20% relates to personal/strategic goals

Maximum payout of 1.5 times target, i.e. 120% (135% for US-based executives)

(iii) Chief Executive long-term incentive plan (LTIP)	The purpose of the LTIP is to incentivise superior performance over the long term and the successful execution of Group strategy

The LTIP, which covers the five-year period 2009-2013, follows the same structure for LTIPs put in place for previous CRH chief executives

Any payments under the plan will be made in cash and will not be pensionable. While accruals are made on an annual basis, there is no commitment to any payment until after the end of the five-year period

			The LTIP incorporates challenging goals in respect of: (i) TSR by comparison with a peer group; (ii) growth in earnings per share; and (iii) the strategic development of the Group	The total maximum earnings potential is 40% of aggregate basic salary

(iv) Participation in long-term share incentive plans (Share Plans)	The performance metrics for the long-term share incentive plans align executives with shareholder interests, incentivise long term superior performance and help attract and retain key executives

Involves conditional awards of shares and share options. Executive Directors receive awards under both share plans

The vesting period for the Share Plans is three years

Awards are made annually after the final results announcement

The percentage of share capital which can be issued complies with institutional guidelines

The 2006 Performance Share Plan (PSP) is TSR-based, while the 2010 Share Option Scheme (Option Scheme) is EPS-based

The metrics applied for awards under PSP and the Option Scheme are set out on pages 75 and 76

PSP: 150% of basic salary Option Scheme: Currently limited to 150% of basic salary; no award since the approval of the Option Scheme by shareholders has exceeded that threshold

(v) Pension Arrangements	Pension arrangements provide competitive and appropriate retirement plans

Irish-based executive Directors participate in a defined benefit scheme. With effect from 1 January 2012, the defined benefit schemes are based on career average salary. The defined benefit scheme which the Directors participate in is closed to new entrants

US-based executive Director participates in a defined contribution scheme and in an unfunded Supplemental Executive Retirement Plan

			Not applicable	Two thirds of career average salary at retirement for full service

CRH 73

DIRECTORS AND CORPORATE GOVERNANCE

(i) Basic salary and benefits

The basic salaries of executive Directors are reviewed annually. The factors taken into account in the annual review are set out in the table on page 73.

Basic salary for Irish-based executives has remained unchanged since 2009 (with the exception of the Finance Director who was appointed in 2010). The Remuneration Committee reviewed salary levels in early-2013 and determined that salary increases for executive Directors in the range of 2.6% to 3.8% were appropriate. The increases, which are effective from 1 January 2013, are in line with general trends in CRH operations around the world. The salary increases are set out in the upper table.

As reported to shareholders in the 2011 Report on Directors’ Remuneration, Mark Towe received an increase in US Dollars in 2012, which was broadly in line with trends in senior executive remuneration in the US.

Employment-related benefits include the use of company cars, medical/life assurance and relocation costs, where necessary.

No fees are payable to executive Directors.

(ii) Performance-related incentive plan

The structure of CRH’s annual incentive scheme is set out in the middle table.

Performance-related rewards, based on measured targets, are a key component of CRH’s remuneration structure. The Annual incentive plan is designed to reward the creation of shareholder value through operational excellence, organic and acquisitive growth.

The bonus levels for 2012 reflect for Maeve Carton, Myles Lee and Albert Manifold the achievement of individual strategic and personal goals and the continuing good performance in terms of Group cashflow generation, an important metric of the annual incentive plan since 2009. Mark Towe’s bonus level similarly reflects the achievement of individual and strategic goals and a good cashflow generation performance, and also resulted from the improvement in the performance of the Americas Divisions, which led to a payout under the profit and return on net assets metrics. As the 2012 bonus levels were less than Target Performance, the payment is entirely in cash. The bonus outcome for 2012 is summarised in the lower table.

(iii) Chief Executive long-term incentive plan (LTIP)

In addition to the annual performance incentive plan, the Chief Executive, Myles Lee, has a special long-term incentive plan (LTIP) incorporating targets set for the five-year period 2009-2013. The plan, the structure of which is the same as for LTIPs put in place for previous CRH chief executives, incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in

Outcome of Executive Director Salary Review
	% Increase	% Increase
Executive Director	2013/12	2012/11

M. Carton, Finance Director	3.6%	0.0%
M. Lee, Chief Executive	2.6%	0.0%
A. Manifold, Chief Operating Officer	3.1%	0.0%
M. Towe, Chief Executive Oldcastle, Inc.*	3.8%	4.0%

* in US Dollars

Annual Incentive Plan
Components:		Approx. weighting
(i) Personal, safety and strategic goals	}	20% individual	The performance-related incentive plan is totally based on achieving clearly defined and stretch annual targets and strategic goals
(ii) Profit and EPS growth targets	}	80% profits, cashflow and returns
(iii) Cash flow generation targets
(iv) Return on net assets targets

Target Performance:

Europe-based executive Directors – 80% of basic salary US-based executive Directors – 90% of basic salary			A maximum payout of 1.5 times these levels (i.e. 120%/135%) is payable for a level of performance well in excess of target
Deferral Element:

– Any portion of the annual bonus that exceeds Target Performance is deferred (i.e. up to 1/3 of the annual bonus)

– The deferred bonus is payable in CRH shares which are held in trust for 3 years, after which executives are entitled to beneficial ownership of the shares

– Depending on the circumstances, leavers may forfeit deferred shares

2012 Bonus Levels

Executive Director	Salary %	Payout Metrics

M. Carton, Finance Director	33.3%	Group cashflow; achievement of personal and strategic goals

M. Lee, Chief Executive	33.3%	Group cashflow; achievement of personal and strategic goals

A. Manifold, Chief Operating Officer	33.3%	Group cashflow; achievement of personal and strategic goals

M. Towe, Chief Executive Oldcastle, Inc.	70%	Americas cashflow, profit and return on net assets; achievement of personal and strategic goals earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. The purpose of the LTIP is to incentivise superior performance by the Group over the long term and the successful execution of Group strategy.

Any payments under the plan will be made in cash and will not be pensionable. While accruals are made on an annual basis, there is no commitment to any payment until after the end of the five-year period.

74 CRH

DIRECTORS AND CORPORATE GOVERNANCE

(iv) Share Plans

Long-term incentive plans involving conditional awards of shares and share options are a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders.

2006 Performance Share Plan

The Performance Share Plan (PSP), which was approved by shareholders in May 2006, is tied to Total Shareholder Return (TSR). The structure of the PSP is as follows:

–	Awards are made in the form of conditional shares;

–	Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index;

–	The vesting period is 3 years; vesting only occurs once an initial TSR performance target has been reached and, thereafter, is dependant on performance;

–	The maximum award under the PSP is 150% of basic salary per annum;

–	Participants are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest.

The Scheme currently has approximately 160 active participants.

The performance criteria for the Performance Share Plan are set out in the upper table. Details of awards to Directors under the Plan are provided on page 81. In 2012, awards made to Directors ranged between 125% and 140% of basic salary. Awards levels for 2013 are expected to be broadly similar.

The rules of the Performance Share Plan provide that no award, or portion of an award, which has satisfied the TSR performance criteria should be released unless the Remuneration Committee has confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

During 2012, the Remuneration Committee determined that 16.6% of the award made under the Performance Share Plan in 2009 had vested. The Company’s TSR performance, which was verified by the Remuneration Committee’s remuneration consultants, was between the 50th and the 75th percentiles referred to above when assessed against the building materials sector (as set out in the two centre tables above), while TSR performance was below the median in relation to the Eurofirst 300 Index. Prior to making its vesting determination in each case, the Remuneration Committee satisfied itself that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors.

In February 2013, the Remuneration Committee determined that the award made under the Performance Share Plan in 2010 had lapsed as, over the three-year period 2010 - 2012, CRH’s TSR performance was below the median of both the peer group and the Eurofirst 300 Index.

Performance Share Plan (PSP) Metrics
3-year TSR* performance compared to peer group/
Eurofirst 300 Index	Vesting level
Equal to or greater than 75th percentile	100%
Between 50th and 75th percentile	Straight line between 30% and 100%
Equal to 50th percentile	30%
Below 50th percentile	0%

*     The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the closing price on the last day before the start of the performance period and the final day of the performance period respectively.

TSR Performance Tests for PSP Award which Vested in 2012
Peer Group Test (below):	Eurofirst 300 Index Test:	Total Vested/Lapsed in 2012:
TSR performance 2009-2011:	TSR performance 2009-2011:
Between 50th and 75th Percentile	Below Median
– 16.6% vested	– 0% vested	Vested: 16.6%
– 33.4% lapsed	– 50% lapsed	Lapsed: 83.4%

Peer Group used to assess TSR performance for PSP Award which Vested in 2012
Boral	Home Depot	Titan Cement
Buzzi Unicem	Italcementi	Travis Perkins
Cemex	Kingspan Group	Vulcan Materials
Grafton Group	Lafarge	Weinerberger
Heidelberg Cement	Martin Marietta Materials	Wolseley
Holcim	Saint Gobain

The above peer Group applies for the awards made in 2010 to 2012 inclusive and will apply for the award made in 2013.

CRH 75

DIRECTORS AND CORPORATE GOVERNANCE

Share Option Scheme Metrics

Compound EPS* growth performance over three years (per annum)

2013/2012 Award	2011/2010 Award	Vesting Level

Equal to or greater than 20%	Equal to or greater than 27.5%	100%

Between 13% and 20%	Between 17.5% and 27.5%	Straight line between 40% and 100%

Between 10% and 13%	Between 12.5% and 17.5%	Straight line between 20% and 40%

Equal to 10%	Equal to 12.5%	20%

Less than 10%	Less than 12.5%	0%

*  The EPS figure used for the purposes of the 2010 Scheme is the basic consolidated earnings per share of the Company for the accounting period concerned as shown in the Annual Report issued by the Company for that accounting period.

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of the current Earnings Per Share (EPS) based share option scheme (the 2010 Scheme) with 97.5% of the votes cast in favour of the 2010 Scheme. The structure of the 2010 Scheme is set out below:

–	Options are granted at the market price of the Company’s shares at the time of grant;

–	To ensure transparency, grants are made after the final results announcement;

–	The 2010 Scheme is based on one tier of options with a single vesting test;

–	The vesting period is 3 years; vesting only occurs once an initial EPS performance target has been reached and, thereafter, is dependent on performance;

–	Awards are currently limited to 150% of salary.

The Scheme has approximately 750 active participants, c. 50% of whom are US employees.

The performance criteria for the 2010 Scheme were agreed with the Irish Association of Investment Managers (the IAIM), which also approved the Scheme, and are set out in the table above. The performance targets are designed to provide for proportionately more vesting for higher levels of EPS growth. Details of awards to Directors under the 2010 Scheme are provided on pages 81 and 82. In 2012, awards made to Directors ranged between 132% and 138% of basic salary. Award levels for 2013 are expected to be broadly similar.

Vesting levels are subject to any reduction which the Remuneration Committee deems appropriate in the context of the overall results of the Group.

The initial grant of options under the 2010 Scheme made in 2010 will not meet the EPS performance criteria set out above and, accordingly, the options will lapse on the third anniversary of the date of grant.

As advised to shareholders in the 2011 Report on Directors’ Remuneration, in order to address the erosion in the incentive element of the 2010 Scheme, the Remuneration Committee reviewed the EPS performance criteria applied for the 2010 and 2011 option grants in the light of the economic circumstances and trading backdrop at that time. Following that review, and with the approval of the IAIM, the performance targets for the option award made in April 2012 were adjusted. In February 2012, the Chairman of the Remuneration Committee wrote to major shareholders regarding the proposed change, the rationale therefore and the consultation process with the IAIM.

The adjusted performance targets (set out in the table above), which are considered by the Remuneration Committee to remain very challenging, will be applied for the option grant in April 2013.

The Remuneration Committee has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the Scheme.

(v) Pensions

Maeve Carton, Myles Lee and Albert Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary1 for each year of pensionable service and is designed to provide two-thirds of career average salary2 at retirement for full service. There is provision for Ms. Carton, Mr. Lee and Mr. Manifold to retire at 60 years of age.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million) or the value of individual accrued pension entitlements as at 7 December 2005. As a result of these legislative changes, the

Remuneration Committee decided that Ms. Carton, Mr. Lee and Mr Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement – by accepting pension benefits limited by the cap – with a similar overall cost to Group. They have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2012 are detailed in note (iii) on page 79.

Mr. Towe participates in a defined contribution retirement plan in respect of basic salary; and in addition participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Directors’ Remuneration and Interests in Share Capital

The total remuneration for individual executive Directors in the year ended 2012, including basic salary and benefits, annual bonus, vested Share Plan awards and pension payments is summarised in the centre table opposite.

Details of Directors’ remuneration charged against profit in the year are given in the table on page 78. Details of individual remuneration for all Directors for the year ended 31 December 2012, including explanatory notes, are given on page 79. Directors’ share options and performance shares are shown on pages 81 and 82.

Directors’ shareholdings are shown on page 83.

1	Pensionable salary is defined as basic annual salary and excludes any fluctuating emoluments.

2	With effect from 1 January 2012.

76 CRH

DIRECTORS AND CORPORATE GOVERNANCE

Executive Director Shareholding Levels

The current shareholdings of the executive Directors as a multiple of 2012 salary are as shown in the table to right.

Directors’ Service Contracts

No executive Director has a service contract, has a notice period in excess of 12 months, or is entitled to any benefits on termination of employment. The Remuneration Committee’s policy in this area is that service contracts will be put in place for newly appointed executive Directors and in cases where there is a significant step change in a Director’s responsibilities. Non-executive Directors serve under letters of appointment, copies of which are available for inspection at the Company’s Registered Office and at the Annual General Meeting. Non-executive Directors are not entitled to any benefits upon termination.

Non-executive Directors’ Remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The Remuneration Committee determines the remuneration of the Chairman within the framework or broad policy agreed with the Board.

Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of their Board duties. The non-executive Directors do not participate in any of

Total executive Directors’ remuneration in 2012
	Basic	Annual	Retirement		Value of	Total
	salary and	incentive	benefit		vested share	remuneration
Executive Director	benefits	plan	expense	Total	awards*	in 2012
	€000	€000	€000	€000	€000	€000

M. Carton, Finance Director	563	183	175	921	37	958
M. Lee, Chief Executive	1,173	383	980	2,536	184	2,720
A. Manifold, Chief Operating Officer	831	266	288	1,385	125	1,510
M. Towe, Chief Executive Oldcastle, Inc.	1,073	708	202	1,983	200	2,183

  *  based on a market value on the date of vesting of €15.79 per share for Directors resident in Ireland and €15.85 for Directors resident outside Ireland.

CRH 77

DIRECTORS AND CORPORATE GOVERNANCE

the Company’s performance-related incentive plans
or share schemes.

As referred to in the overview by the Committee
Chairman, with effect from 1 January 2013, the
Chairman’s fee level will be restored to €450,000,
the level which applied in 2008 (2012: €405,000).

A committee of the Chairman and the executive
Directors reviews the remuneration of the non-
executive Directors. That committee has
recommended to the Board that the fees payable to
non-executive Directors remain unchanged for the
present. However, as the fee levels have remained
unchanged since 2008, the committee has
recommended that a comprehensive review of the
current fee levels be carried out. In accordance with
the Articles of Association, shareholders set the
maximum aggregate amount of the fees payable to
non-executive Directors. The current limit was set
by shareholders at the Annual General Meeting
held in 2005.

It is the Board’s policy that non-executive Directors

do not receive pensions.

Executives’ External Appointments

Myles Lee is a non-executive Director of IBEC
Limited (the Irish Business and Employers
Confederation). Maeve Carton is a non-executive
Director of the British and Irish Chamber of
Commerce. Neither Mr. Lee nor Ms. Carton
receives fees for carrying out these roles.

Total Shareholder Return

The value at 31 December 2012 of €100 invested
in 2002 and 2007 respectively, compared with the
value of €100 invested in the Eurofirst 300 Index
and the FTSE100 Index (which CRH joined in
December 2011) is shown in graphs on the
previous page.

Employee share ownership

The Group also operates share participation plans
and savings-related share option schemes for
eligible employees in all regions where the
regulations permit the operation of such plans. In
total there are approximately 6,500 employees of all
categories who are shareholders in the Group.

Directors’ Remuneration
		2012 €000	2011 €000	2010 €000
Notes
	Executive Directors
	Basic salary	3,512	3,398	3,443
	Performance-related incentive plan
	– cash element	1,540	1,559	952
	– deferred shares element	–	–	–
	Retirement benefits expense	1,645	1,727	1,602
	Benefits	128	135	164
1		6,825	6,819	6,161

2	Provision for Chief Executive long-term incentive plan	460	460	460

	Total executive Directors’ remuneration	7,285	7,279	6,621

	Average number of executive Directors	4.00	4.00	4.00

	Non-executive Directors
	Fees	557	578	635
	Other remuneration	656	659	667
	Total non-executive Directors’ remuneration	1,213	1,237	1,302

	Average number of non-executive Directors	8.20	8.52	9.34

3	Payments to former Directors	29	47	56
	Total Directors’ remuneration	8,527	8,563	7,979

	Notes to Directors’ remuneration
1	See analysis of 2012 remuneration by individual on page 79.
2	As set out on page 74, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.
3	Consulting and other fees paid to a number of former directors.

78 CRH

DIRECTORS AND CORPORATE GOVERNANCE

Individual remuneration for the year ended 31 December 2012

	Basic	Incentive Plan		Retirement
	salary	Cash	Deferred	benefits	Other
	and fees	element	shares	expense	remuneration	Benefits	Total	Total	Total
	(i)	(ii)	(ii)	(iii)	(iv)	(v)	2012	2011	2010
	€000	€000	€000	€000	€000	€000	€000	€000	€000

Executive Directors
M. Carton (vi)	550	183	–	175	–	13	921	1,050	489
G. Culpepper (vi)	–	–	–	–	–	–	–	–	381
M. Lee	1,150	383	–	980	–	23	2,536	2,689	2,443
A. Manifold	800	266	–	288	–	31	1,385	1,537	1,385
M. Towe	1,012	708	–	202	–	61	1,983	1,543	1,463
	3,512	1,540	–	1,645	–	128	6,825	6,819	6,161

Non-executive Directors
E. Bärtschi (vii)	68	–	–	–	37	–	105	15	–
W. Egan	68	–	–	–	52	–	120	120	120
U-H. Felcht	68	–	–	–	37	–	105	105	105
N. Hartery (viii)	68	–	–	–	237	–	305	124	121
J. de Jong	68	–	–	–	71	–	139	139	139
J. Kennedy	68	–	–	–	37	–	105	105	90
K. McGowan (viii)	23	–	–	–	122	–	145	405	405
T. Neill (ix)	–	–	–	–	–	–	–	–	36
H. A. McSharry (ix)	58	–	–	–	19	–	77	–	–
D. O’Connor	68	–	–	–	44	–	112	90	90
J. O’Connor (ix)	–	–	–	–	–	–	–	31	90
W. O’Mahony (ix)	–	–	–	–	–	–	–	103	106
	557	–	–	–	656	–	1,213	1,237	1,302

(i)           Basic salary and fees Salary levels for Irish-based executive Directors were unchanged in 2012 as were fee levels for non-executive Directors. Mark Towe received a 2012 salary increase in US Dollars which was broadly in line with trends in senior executive remuneration in the United States.

(ii)          Performance-related Incentive Plan Under the executive Directors’ incentive plan for 2012, a bonus is payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2012 incentive plan is set out on page 74.

(iii)         Retirement benefits expense The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. This cap was further reduced by the Irish Finance Act 2011 to €2.3 million as at 7 December 2010. As a result of these legislative changes, the Remuneration Committee has decided that Executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement – by accepting pension benefits limited by the cap – with a similar overall cost to the Group. Maeve Carton, Myles Lee and Albert Manifold have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Acts and receiving a supplementary taxable non-pensionable cash allowance in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2012 the compensation allowances amount to €980,000 (2011: €980,000) for Myles Lee; €288,117 (2011: €335,195) for Albert Manifold and €174,931 (2011: €231,954) for Maeve Carton.

(iv)         Other Remuneration Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland.

(v)          Benefits These relate principally to the use of company cars and medical/life assurance.

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

(vii)         Ernst Bärtschi became a Director on 26 October 2011.

(viii)        Nicky Hartery became Chairman on 9 May 2012 succeeding Kieran McGowan who retired as a non-executive Director on the same date.

(ix)         Heather Ann McSharry became a Director on 22 February 2012. Joyce O’Connor retired on 4 May 2011, Liam O’Mahony retired on 31 December 2011, and Terry Neill retired on 5 May 2010.

CRH 79

DIRECTORS AND CORPORATE GOVERNANCE

Pension entitlements – defined benefit

	Increase in
	accrued	Transfer value	Total accrued
	personal	of increase in	personal
	pension	dependants’	pension at
	during 2012	pension	year-end
	(i)	(i)	(ii)
	€000	€000	€000

Executive Directors
M. Carton	–	10	266
M. Lee	–	–	287
A. Manifold	–	23	273

(i)

As noted on page 76, the pensions of Myles Lee, Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2012 in the event of these Directors leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

Pension entitlements – defined contribution

The accumulated liablilities related to the unfunded Supplemental Executive Retirement Plan for Mark Towe are as follows:

	As at 31		2012		As at 31
	December	2012	Notional	Translation	December
	2011	contribution	interest	adjustment	2012
			(iii)
	€000	€000	€000	€000	€000

Executive Director
M. Towe	1,511	190	67	(37)	1,731

(iii)

Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.

80 CRH

DIRECTORS AND CORPORATE GOVERNANCE

Directors’ awards under the Performance Share Plan (i)

								Market
	31 December	Granted in	Released in	Lapsed in	31 December	Performance	Release	Price in euro
	2011	2012	2012 (ii)	2012 (ii)	2012	Period	date	on award

M. Carton	14,000	–	2,324	11,676	–	01/01/09 – 31/12/11	March 2012	17.00
	10,000	–	–	–	10,000	01/01/10 – 31/12/12	March 2013	18.51
	42,000	–	–	–	42,000	01/01/11 – 31/12/13	March 2014	16.52
	–	50,000	–	–	50,000	01/01/12 – 31/12/14	March 2015	15.19
	66,000	50,000	2,324	11,676	102,000

M. Lee	70,000	–	11,623	58,377	–	01/01/09 – 31/12/11	March 2012	17.00
	75,000	–	–	–	75,000	01/01/10 – 31/12/12	March 2013	18.51
	88,000	–	–	–	88,000	01/01/11 – 31/12/13	March 2014	16.52
	–	100,000	–	–	100,000	01/01/12 – 31/12/14	March 2015	15.19
	233,000	100,000	11,623	58,377	263,000

A. Manifold	47,500	–	7,887	39,613	–	01/01/09 – 31/12/11	March 2012	17.00
	55,000	–	–	–	55,000	01/01/10 – 31/12/12	March 2013	18.51
	62,000	–	–	–	62,000	01/01/11 – 31/12/13	March 2014	16.52
	–	70,000	–	–	70,000	01/01/12 – 31/12/14	March 2015	15.19
	164,500	70,000	7,887	39,613	187,000

M. Towe	76,000	–	12,620	63,380	–	01/01/09 – 31/12/11	March 2012	17.00
	60,000	–	–	–	60,000	01/01/10 – 31/12/12	March 2013	18.51
	68,000	–	–	–	68,000	01/01/11 – 31/12/13	March 2014	16.52
	–	90,000	–	–	90,000	01/01/12 – 31/12/14	March 2015	15.19
	204,000	90,000	12,620	63,380	218,000

(i)

Performance Share Plan This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The structure of the Performance Share Plan is set out on page 75.

(ii)

In 2012, the Remuneration Committee determined that 16.6054% of the 2009 award vested and that portion of the award was released to participants. The balance of the 2009 award lapsed. The market value per share for tax purposes on the date of release was €15.79 for Directors resident in Ireland and €15.85 for Directors resident outside Ireland.

Directors’ share options

  Details of movements on outstanding options and those exercised during the year are set out in the table below:

									Options exercised during 2012
								Weighted		Weighted
								average option	Weighted	average
								price at	average	market price
	31 December	Granted in	Lapsed in	Exercised in	31 December			31 December	exercised	at date of
	2011	2012	2012	2012	2012			2012	price	exercise
								€	€	€

M. Carton	55,831	–	–	–	55,831	(a	)	25.75	–	–
	32,161	–	7,763	–	24,398	(b	)	13.61	–	–
	77,500	50,000	–	–	127,500	(c	)	16.47	–	–
	1,752	–	–	–	1,752	(d	)	18.39	–	–
M. Lee	318,435	–	–	10,000	308,435	(a	)	19.56	11.86	14.07
	110,900	–	27,725	–	83,175	(b	)	13.36	–	–
	175,000	100,000	–	–	275,000	(c	)	16.57	–	–
	1,752	–	–	–	1,752	(d	)	18.39	–	–
A. Manifold	166,445	–	–	–	166,445	(a	)	21.97	–	–
	42,142	–	8,872	–	33,270	(b	)	13.46	–	–
	122,500	70,000	–	–	192,500	(c	)	16.57	–	–
	1,752	–	1,752	–	–	(d	)	–	–	–
	–	2,236	–	–	2,236	(e	)	13.64	–	–
M. Towe	216,256	–	27,725	27,725	160,806	(a	)	22.78	11.96	15.36
	127,535	–	27,725	49,905	49,905	(b	)	15.09	11.96	15.36
	140,000	90,000	–	–	230,000	(c	)	16.53	–	–
	1,589,961	312,236	101,562	87,630	1,713,005

CRH 81

DIRECTORS AND CORPORATE GOVERNANCE

Options by Price

	31 December	Granted in	Lapsed in	Exercised in	31 December			Earliest
	€2011	2012	2012	2012	2012			exercise date	Expiry date

17.7454	27,725	–	27,725	–	–	(a	)
17.7454	72,085	–	72,085	–	–	(b	)
11.8573	33,270	–	–	10,000	23,270	(a	)	February 2013	April 2013
11.8573	72,085	–	–	–	72,085	(b	)	February 2013	April 2013
11.9565	27,725	–	–	27,725	–	(a	)
11.9565	49,905	–	–	49,905	–	(b	)
15.0674	38,815	–	–	–	38,815	(a	)	February 2013	April 2014
15.0674	68,758	–	–	–	68,758	(b	)		April 2014
15.0854	27,725	–	–	–	27,725	(a	)	February 2013	April 2014
15.0854	49,905	–	–	–	49,905	(b	)		April 2014
18.7463	72,085	–	–	–	72,085	(a	)	February 2013	April 2015
18.8545	27,725	–	–	–	27,725	(a	)	February 2013	April 2015
26.1493	105,355	–	–	–	105,355	(a	)		April 2016
29.4855	86,502	–	–	–	86,502	(a	)		April 2017
29.8643	36,043	–	–	–	36,043	(a	)		April 2017
21.5235	143,997	–	–	–	143,997	(a	)		April 2018
16.58	130,000	–	–	–	130,000	(a	)		April 2019
18.39	250,000	–	–	–	250,000	(c	)		May 2020
16.38	265,000	–	–	–	265,000	(c	)		April 2021
15.19	–	310,000	–	–	310,000	(c	)		April 2022
18.3946	5,256	–	1,752	–	3,504	(d	)	July 2013	December 2013
13.64	–	2,236	–	–	2,236	(e	)	August 2017	January 2018
	1,589,961	312,236	101,562	87,630	1,713,005

The market price of the Company’s shares at 31 December 2012 was €15.30 and the range during 2012 was €12.99 to €16.79.

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

(c)

Granted under the 2010 share option scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The performance crieria are set out in the table on page 76.

(d)	Granted under the 2000 savings-related share option scheme.

(e)	Granted under the 2010 savings-related share option scheme.

82 CRH

DIRECTORS AND CORPORATE GOVERNANCE

Directors’ interests in share capital

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

	22 March	31 December	31 December
Ordinary Shares	2013	2012	2011

Directors
E. Bärtschi	2,000	2,000	2,000
M. Carton	46,419	45,654	42,343
W. Egan	16,112	16,112	16,112
– Non-beneficial	12,000	12,000	12,000
U-H. Felcht	1,285	1,285	1,285
N. Hartery	1,389	1,389	1,302
J.M. de Jong	15,288	15,288	14,672
J. Kennedy	1,009	1,009	1,009
M. Lee	429,523	403,758	372,401
H.A. McSharry	3,676	3,676	3,556	*
A. Manifold	37,834	34,934	29,215
D. O’Connor	16,416	16,416	15,883
M. Towe	73,025	73,025	55,405

Secretary
N. Colgan	11,511	10,747	9,174
	667,487	637,293	576,357

Of the above holdings, the following are held in the form of American Depositary Receipts:

	22 March	31 December	31 December
	2013	2012	2011

W. Egan	15,000	15,000	15,000
– Non-beneficial	12,000	12,000	12,000
M. Towe	3,397	3,397	3,397

* Holding	as at date of appointment.

Each	of the Directors and the Secretary individually hold less than 1% of the Company’s Shares.

CRH 83

CONSOLIDATED FINANCIAL STATEMENTS

Page
The following Consolidated Financial Statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:
85	Report of Independent Registered Public Accounting Firm
87	Consolidated Income Statement
87	Consolidated Statement of Comprehensive Income
88	Consolidated Balance Sheet
89	Consolidated Statement of Changes in Equity
90	Consolidated Statement of Cash Flows
91	Accounting Policies
100	Notes on Consolidated Financial Statements

84 CRH

CONSOLIDATED FINANCIAL STATEMENTS – Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company:

We have audited the accompanying Consolidated Balance Sheets of CRH public limited company as of 31 December 2012 and 2011, and the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2012. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Consolidated Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of CRH public limited company at 31 December 2012 and 2011, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH public limited company’s internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 27 March 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

27 March 2013

CRH 85

CONSOLIDATED FINANCIAL STATEMENTS – Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company:

We have audited CRH public limited company’s internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO criteria”). CRH public limited company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended 31 December 2012, which are included in the 2012 Consolidated Financial Statements of CRH public limited company and constituted 2.6% and 4.3% of total and net assets, respectively, as of 31 December 2012 and 1.5% and 1.4% of revenues and profit for the financial year, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH public limited company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2012.

In our opinion, CRH public limited company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 Consolidated Financial Statements of CRH public limited company and our report dated 27 March 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

27 March 2013

86 CRH

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement

for the financial year ended 31 December 2012

		2012 €m	2011 €m	2010 €m
Notes
1	Revenue	18,659	18,081	17,173
3	Cost of sales	(13,562)	(13,179)	(12,363)
	Gross profit	5,097	4,902	4,810
3	Operating costs	(4,252)	(4,031)	(4,112)
1,4,6,7	Group operating profit	845	871	698
1,5	Profit on disposals	230	55	55
	Profit before finance costs	1,075	926	753
9	Finance costs	(277)	(262)	(255)
9	Finance income	19	33	37
9	Other financial expense	(31)	(28)	(29)
10	Share of associates’ (loss)/profit	(112)	42	28
1	Profit before tax	674	711	534
11	Income tax expense	(120)	(114)	(95)
	Group profit for the financial year	554	597	439

	Profit attributable to:
	Equity holders of the Company	552	590	432
	Non-controlling interests	2	7	7
	Group profit for the financial year	554	597	439

13	Basic earnings per Ordinary Share	76.5c	82.6c	61.3c

13	Diluted earnings per Ordinary Share	76.4c	82.6c	61.2c

All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2012

		2012 €m	2011 €m	2010 €m
Notes
	Group profit for the financial year	554	597	439

	Other comprehensive income
	Currency translation effects	(51)	107	519
28	Actuarial loss on Group defined benefit pension obligations	(171)	(278)	(33)
25	Gains/(losses) relating to cash flow hedges	1	(7)	10
11	Tax on items recognised directly within other comprehensive income	28	58	4
	Net expense recognised directly within other comprehensive income	(193)	(120)	500
	Total comprehensive income for the financial year	361	477	939

	Attributable to:
	Equity holders of the Company	360	470	927
	Non-controlling interests	1	7	12
	Total comprehensive income for the financial year	361	477	939

CRH 87

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

as at 31 December 2012

		2012 €m	2011 €m
Notes
	ASSETS
	Non-current assets
14	Property, plant and equipment	8,448	8,936
15	Intangible assets	4,446	4,488
16	Investments accounted for using the equity method	710	948
16	Other financial assets	161	177
18	Other receivables	86	62
25	Derivative financial instruments	120	181
27	Deferred income tax assets	197	290
	Total non-current assets	14,168	15,082

	Current assets
17	Inventories	2,397	2,286
18	Trade and other receivables	2,592	2,663
16	Asset held for sale	143	–
	Current income tax recoverable	17	8
25	Derivative financial instruments	52	24
23	Liquid investments	31	29
23	Cash and cash equivalents	1,768	1,295
	Total current assets	7,000	6,305

	Total assets	21,168	21,387

	EQUITY
	Capital and reserves attributable to the Company’s equity holders
29	Equity share capital	249	247
29	Preference share capital	1	1
29	Share premium account	4,133	4,047
29	Treasury Shares and own shares	(146)	(183)
	Other reserves	182	168
	Foreign currency translation reserve	(169)	(119)
	Retained income	6,287	6,348
		10,537	10,509
	Non-controlling interests	36	74
	Total equity	10,573	10,583

	LIABILITIES
	Non-current liabilities
24	Interest-bearing loans and borrowings	4,239	4,463
25	Derivative financial instruments	14	20
27	Deferred income tax liabilities	1,301	1,492
19	Other payables	296	204
28	Retirement benefit obligations	674	664
26	Provisions for liabilities	257	252
	Total non-current liabilities	6,781	7,095

	Current liabilities
19	Trade and other payables	2,841	2,858
	Current income tax liabilities	181	201
24	Interest-bearing loans and borrowings	676	519
25	Derivative financial instruments	6	10
26	Provisions for liabilities	110	121
	Total current liabilities	3,814	3,709

	Total liabilities	10,595	10,804

	Total equity and liabilities	21,168	21,387

88 CRH

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2012

		Attributable to the equity holders of the Company
Notes		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non- controlling interests €m	Total equity €m
	At 1 January 2012	248	4,047	(183)	168	(119)	6,348	74	10,583
	Group profit for the financial year	–	–	–	–	–	552	2	554
	Other comprehensive income	–	–	–	–	(50)	(142)	(1)	(193)
	Total comprehensive income	–	–	–	–	(50)	410	1	361
29	Issue of share capital (net of expenses)	2	86	–	–	–	–	–	88
8	Share-based payment expense
	– Performance Share Plan (PSP)	–	–	–	14	–	–	–	14
29	Treasury/own shares reissued	–	–	37	–	–	(37)	–	–
	Share option exercises	–	–	–	–	–	16	–	16
12	Dividends (including shares issued in lieu of dividends)	–	–	–	–	–	(450)	(5)	(455)
5	Non-controlling interest in joint ventures disposed	–	–	–	–	–	–	(32)	(32)
	Acquisition of non-controlling interests	–	–	–	–	–	–	(2)	(2)
	At 31 December 2012	250	4,133	(146)	182	(169)	6,287	36	10,573

	The equivalent disclosure for the prior years is as follows:

	At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
	Group profit for the financial year	–	–	–	–	–	590	7	597
	Other comprehensive income	–	–	–	–	107	(227)	–	(120)
	Total comprehensive income	–	–	–	–	107	363	7	477
29	Issue of share capital (net of expenses)	3	132	–	–	–	–	–	135
8	Share-based payment expense
	– share option schemes	–	–	–	9	–	–	–	9
	– Performance Share Plan (PSP)	–	–	–	12	–	–	–	12
29	Treasury/own shares reissued	–	–	16	–	–	(16)	–	–
	Share option exercises	–	–	–	–	–	6	–	6
12	Dividends (including shares issued in lieu of dividends)	–	–	–	–	–	(445)	(9)	(454)
31	Non-controlling interests arising on acquisition of subsidiaries	–	–	–	–	–	–	(2)	(2)
	Acquisition of non-controlling interests	–	–	–	–	–	(6)	(5)	(11)
	At 31 December 2011	248	4,047	(183)	168	(119)	6,348	74	10,583

	At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
	Group profit for the financial year	–	–	–	–	–	432	7	439
	Other comprehensive income	–	–	–	–	514	(19)	5	500
	Total comprehensive income	–	–	–	–	514	413	12	939
29	Issue of share capital (net of expenses)	3	137	–	–	–	–	–	140
8	Share-based payment expense
	– share option schemes	–	–	–	9	–	–	–	9
	– Performance Share Plan (PSP)	–	–	–	10	–	–	–	10
11	Tax relating to share-based payment expense	–	–	–	–	–	(2)	–	(2)
29	Treasury/own shares re-issued	–	–	80	–	–	(80)	–	–
	Share option exercises	–	–	–	–	–	45	–	45
12	Dividends (including shares issued in lieu of dividends)	–	–	–	–	–	(438)	(6)	(444)
31	Non-controlling interests arising on acquisition of subsidiaries	–	–	–	–	–	–	6	6
	Acquisition of non-controlling interests	–	–	–	–	–	–	(2)	(2)
	At 31 December 2010	245	3,915	(199)	147	(226)	6,446	83	10,411

CRH 89

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2012

		2012 €m	2011 €m	2010 €m
Notes
	Cash flows from operating activities
	Profit before tax	674	711	534
9	Finance costs (net)	289	257	247
10	Share of associates’ result	112	(42)	(28)
5	Profit on disposals	(230)	(55)	(55)
	Group operating profit	845	871	698
3	Depreciation charge	748	742	786
3	Amortisation of intangible assets	47	43	131
8	Share-based payment expense	14	21	19
	Other (primarily pension payments)	(152)	(109)	(35)
20	Net movement on working capital and provisions	(75)	(211)	142
	Cash generated from operations	1,427	1,357	1,741
	Interest paid (including finance leases)	(264)	(239)	(283)
21	(Increase)/decrease in liquid investments	(4)	4	33
	Corporation tax paid	(134)	(96)	(100)
	Net cash inflow from operating activities	1,025	1,026	1,391

	Cash flows from investing activities
5	Proceeds from disposals (net of cash disposed)	751	442	188
	Interest received	19	32	35
	Dividends received from associates	18	20	51
14	Purchase of property, plant and equipment	(575)	(576)	(466)
31	Acquisition of subsidiaries and joint ventures (net of cash acquired)	(420)	(507)	(436)
16	Other investments and advances	(32)	(24)	(67)
20	Deferred and contingent acquisition consideration paid	(30)	(21)	(27)
20	Decrease in finance-related receivables	–	–	115
	Net cash outflow from investing activities	(269)	(634)	(607)

	Cash flows from financing activities
	Proceeds from exercise of share options	16	6	45
	Acquisition of non-controlling interests	(2)	(11)	(2)
	Increase in interest-bearing loans, borrowings and finance leases	502	101	566
	Net cash flow arising from derivative financial instruments	13	(63)	82
	Repayment of interest-bearing loans, borrowings and finance leases	(419)	(552)	(885)
12	Dividends paid to equity holders of the Company	(362)	(310)	(298)
12	Dividends paid to non-controlling interests	(5)	(9)	(6)
	Net cash outflow from financing activities	(257)	(838)	(498)

	Increase/(decrease) in cash and cash equivalents	499	(446)	286

	Reconciliation of opening to closing cash and cash equivalents
21	Cash and cash equivalents at 1 January	1,295	1,730	1,372
	Translation adjustment	(26)	11	72
	Increase/(decrease) in cash and cash equivalents	499	(446)	286
21	Cash and cash equivalents at 31 December	1,768	1,295	1,730

90 CRH

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

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

(i)	IFRS and IFRIC interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS in respect of the 2012 year-end:

–	IAS 12 Income Taxes (amendment)

–	IFRS 7 Financial Instruments: Disclosures (amendment)

The application of the above standards and interpretations did not result in material changes in the Group’s Consolidated Financial Statements.

(ii)	IFRS and IFRIC interpretations being adopted in 2013

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these Consolidated Financial Statements as they are not yet effective for the Group. The Group will adopt these standards from 1 January 2013.

–	IFRS 10 Consolidated Financial Statements[1]

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements of the Group. Based on the preliminary analyses performed, IFRS 10 is not expected to have a material impact on the currently held investments of the Group.

–	IFRS 11 Joint Arrangements[1], IAS 28 Investments in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures. The Group currently uses proportionate consolidation to account for its joint ventures. The Group has performed an assessment of IFRS 11 and has concluded that our principal joint arrangements are joint ventures as defined under IFRS 11.

With the application of the new standard, the Group’s investments in joint ventures will be accounted for using the equity method of accounting. The change to equity accounting will have no impact on the Group’s profit after tax, but will impact each line item in the Consolidated Income Statement. The impact of IFRS 11 on the current period (which will be the comparative period as of 31 December 2013) will be to increase the Group’s share of equity-accounted investments (which currently only include the results of our associate investments) by €28 million, decrease revenue by €575 million and operating profit by €40 million, and reduce finance costs and income tax expense by €2 million and €10 million respectively.

The Group’s Consolidated Balance Sheet will also be impacted on a line by line basis. The Group’s investments accounted for using the equity method will increase by €587 million. The Group’s non-current assets will decrease by €71 million and non-current liabilities will decrease by €165 million. The impact on current assets and current liabilities will be a reduction of €191 million and €97 million respectively.

–	IFRS 12 Disclosure of Interests in Other Entities[1]

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. IFRS 12 has no impact on the Group’s financial performance.

–	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 provides guidance on the accounting treatment for stripping costs incurred during the production phase of a surface mine used to extract mineral resources. The Group currently expenses all stripping costs as incurred. Under IFRIC 20 the Group is required to capitalise (as a non-current asset) any current period stripping costs that provide economic benefits beyond the current period. This would result in a reduction in operating expenses which would be offset by an increased depletion charge. IFRIC 20 will not have a material impact on the Group’s financial position or performance.

–	IAS 19 Employee Benefits (revised)

The application of the revised standard will result in a number of amendments to the Group’s current accounting for retirement benefit obligations, including a change to the calculation of the

1

CRH prepares its Consolidated Financial Statements in compliance with IFRS as issued by the EU and prepares its form 20-F in compliance with IFRS as issued by the IASB. IFRS 10, 11 and 12 have an effective date of 1 January 2014 for IFRS as issued by the EU. The IASB has an effective date for these standards of 1 January 2013. To ensure consistency between the 2013 Annual Report and form 20-F, CRH will early adopt IFRS 10, 11 and 12 in 2013.

CRH 91

CONSOLIDATED FINANCIAL STATEMENTS

net interest expense in the Consolidated Income Statement, adjustments to the current service cost for risk sharing between employer and employees and the adoption of generational-based mortality tables across all schemes.

The most significant change is in how net interest expense will be calculated. Currently the Group’s Consolidated Income Statement includes a credit for the expected return on assets and an interest expense in respect of the pension liability. Under the revised standard the Group will no longer take a credit for the expected return on assets and the net interest expense will be calculated by multiplying the year-end discount rate by the year-end net pension liability. Under this method the 2013 interest expense will be approximately €21 million (2012: increase in interest expense recorded of approximately €18 million, 2011: increase in interest expense recorded of approximately €14 million). The other amendments to IAS 19 are anticipated to have a less significant impact on the Group and primarily affect the Group’s Swiss retirement benefit obligations. Additional disclosure requirements relating to the sensitivity of the defined benefit obligation to changes in each significant actuarial assumptions will also be required.

–	IAS 1 Presentation of Financial Statements – amendments

The amendments to IAS 1 changes the grouping of items presented in Other Comprehensive Income. The amendments affect presentation only and have no impact on the Group’s financial performance.

–	IFRS 7 Financial Instruments: Disclosures – amendments

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g. collateral agreements). These amendments will not impact the Group’s financial position or performance.

–	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 will not have a material impact on the Group’s financial position or performance.

–	Annual Improvements May 2012

These improvements will not have a material impact on the Group.

(iii)	IFRS and IFRIC interpretations effective subsequent to the CRH 2013 financial year-end:

–	IFRS 9 Financial Instruments – Classification and Measurement effective 1 January 2015

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Key Accounting Policies which involve Estimates, Assumptions and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses at the end of the reporting period. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made. In some cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and does not require management’s judgement in its application.

Management consider that their use of estimates, assumptions and judgements in the application of the Group’s accounting policies are inter-related and therefore discuss them together below. The critical accounting policies which involve significant estimates or assumptions or judgements, the actual outcome of which could have a material impact on the Group’s results and financial position outlined below, are as follows:

Provisions for liabilities – Note 26

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

92 CRH

CONSOLIDATED FINANCIAL STATEMENTS

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

Retirement benefit obligations – Note 28

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

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and, in the case of published securities, it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

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

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

Taxation – current and deferred – Notes 11 and 27

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted for the period. Any interest or penalties arising are included within current tax. Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax

CRH 93

CONSOLIDATED FINANCIAL STATEMENTS

bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; in addition, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH’s investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

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

Property, plant and equipment – Note 14

The Group’s accounting policy for property, plant and equipment is considered critical because the carrying value of €8,448 million at 31 December 2012 represents a significant portion (40%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset. Plant and machinery includes transport which is, on average, depreciated at 20% p.a.

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

94 CRH

CONSOLIDATED FINANCIAL STATEMENTS

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

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill are provided in Notes 14 and 15 to the Consolidated Financial Statements.

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

Non-controlling interests represent the portion of the equity of a subsidiary not attributable either directly or indirectly to the Parent Company and are presented separately in the Consolidated Income Statement and within equity in the Consolidated Balance Sheet, distinguished from Parent Company shareholders’ equity. Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions. On an acquisition by acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non- controlling interest’s proportionate share of the acquiree’s net assets.

Joint ventures – Note 2

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

Associates – Note 10

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

CRH 95

CONSOLIDATED FINANCIAL STATEMENTS

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

Segment reporting – Note 1

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision-Maker who is responsible for allocating resources and assessing performance of the operating segments.

Share-based payments – Note 8

The Group operates both Share Option Schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors’ Remuneration on pages 70 to 83. The Group’s employee share options and shares awarded under the Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-Based Payment.

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

Business combinations – Note 31

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

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date at fair

96 CRH

CONSOLIDATED FINANCIAL STATEMENTS

value. The fair value of contingent consideration at acquisition date is arrived at through discounting the expected payment (based on scenario modelling) to present value. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

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

Goodwill – Note 15

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

Intangible assets (other than goodwill) arising on business combinations – Note 15

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

Other financial assets – Note 16

All investments are initially recognised at the fair value of the consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheet given that it is impracticable to determine fair value in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Where non-derivative financial assets meet the definition of “loans and receivables” under IAS 39, such balances are, following initial recognition, recorded at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired as well as through the amortisation process.

Leases – Notes 4 and 30

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts – Note 17

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

CRH 97

CONSOLIDATED FINANCIAL STATEMENTS

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

Trade and other receivables – Note 18

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Income Statement on identification.

Cash and cash equivalents – Note 23

Cash and cash equivalents comprise cash balances held for the purpose of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

Liquid investments – Note 23

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

Derivative financial instruments and hedging practices – Note 25

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

98 CRH

CONSOLIDATED FINANCIAL STATEMENTS

Interest-bearing loans and borrowings – Note 24

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

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-

utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Consolidated Financial Statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within cost of sales in the Consolidated Income Statement.

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

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2012	2011	2010	2012	2011	2010
US Dollar	1.2848	1.3922	1.3257	1.3194	1.2939	1.3362
Pound Sterling	0.8109	0.8679	0.8578	0.8161	0.8353	0.8608
Polish Zloty	4.1847	4.1212	3.9947	4.0740	4.4580	3.9750
Ukrainian Hryvnya	10.3933	11.1202	10.5478	10.6259	10.3752	10.5676
Swiss Franc	1.2053	1.2326	1.3803	1.2072	1.2156	1.2504
Canadian Dollar	1.2842	1.3763	1.3651	1.3137	1.3215	1.3322
Argentine Peso	5.8492	5.7508	5.1898	6.4890	5.5746	5.2744
Turkish Lira	2.3135	2.3388	1.9965	2.3551	2.4432	2.0694
Indian Rupee	68.5973	64.9067	60.5878	72.5600	68.7130	59.7580
Chinese Renminbi	8.1052	8.9968	8.9712	8.2207	8.1588	8.8220

CRH 99

CONSOLIDATED FINANCIAL STATEMENTS

Notes on Consolidated Financial Statements

1. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Europe Products (including activities in Australia and Southeast Asia), Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these segments.

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural/chemical lime.

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

100 CRH

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

A. Operating segments disclosures – Consolidated Income Statement data

	Continuing operations – year ended 31 December
	Materials			Products			Distribution			Total Group
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Revenue
Europe	2,685	2,985	2,665	2,481	2,648	2,817	4,140	4,340	3,566	9,306	9,973	9,048
Americas	4,971	4,395	4,417	2,806	2,378	2,469	1,576	1,335	1,239	9,353	8,108	8,125
	7,656	7,380	7,082	5,287	5,026	5,286	5,716	5,675	4,805	18,659	18,081	17,173

Group operating profit before depreciation and amortisation (EBITDA (as defined)*)
Europe	405	436	423	152	194	198	230	267	214	787	897	835
Americas	566	530	566	204	164	154	83	65	60	853	759	780
	971	966	989	356	358	352	313	332	274	1,640	1,656	1,615

Depreciation and amortisation
Europe	159	172	172	134	128	187	76	77	79	369	377	438
Americas	284	266	278	118	122	178	24	20	23	426	408	479
	443	438	450	252	250	365	100	97	102	795	785	917

Group operating profit (EBIT)
Europe	246	264	251	18	66	11	154	190	135	418	520	397
Americas	282	264	288	86	42	(24)	59	45	37	427	351	301
	528	528	539	104	108	(13)	213	235	172	845	871	698

Profit on disposals (i)										230	55	55
Finance costs less income										(258)	(229)	(218)
Other financial expense										(31)	(28)	(29)
Share of associates’ (loss)/profit (ii)										(112)	42	28
Profit before tax										674	711	534

Asset impairment charges of €28 million (2011: €21 million; 2010: €102 million) are included in depreciation and amortisation above and relate to Europe Products €24 million (2011: €15 million; 2010: €54 million), Europe Distribution €nil million (2011: €2 million; 2010: €8 milion) and Americas Products €4 million (2011: €4 million; 2010: €40 million).

(i) Profit on disposals (note 5)
Europe	148	14	4	54	20	13	3	7	21	205	41	38
Americas	24	14	17	1	–	–	–	–	–	25	14	17
	172	28	21	55	20	13	3	7	21	230	55	55

(ii) Share of associates’ (loss)/profit (note 10)
Europe	(122)	41	35	–	–	1	9	–	(9)	(113)	41	27
Americas	1	1	1	–	–	–	–	–	–	1	1	1
	(121)	42	36	–	–	1	9	–	(9)	(112)	42	28

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 101

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

B. Operating segments disclosures – Consolidated Balance Sheet data

	Continuing operations – year ended 31 December
	Materials		Products		Distribution		Total Group
	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m
Total assets
Europe	3,944	4,604	2,476	2,422	2,361	2,298	8,781	9,324
Americas	5,971	5,916	2,403	2,368	814	827	9,188	9,111
	9,915	10,520	4,879	4,790	3,175	3,125	17,969	18,435

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method							710	948
Other financial assets							161	177
Derivative financial instruments (current and non-current)							172	205
Asset held for sale							143	–
Income tax assets (current and deferred)							214	298
Liquid investments							31	29
Cash and cash equivalents							1,768	1,295
Total assets as reported in the Consolidated Balance Sheet							21,168	21,387

Total liabilities
Europe	1,132	1,290	717	702	624	591	2,473	2,583
Americas	898	767	580	523	227	226	1,705	1,516
	2,030	2,057	1,297	1,225	851	817	4,178	4,099

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)							4,915	4,982
Derivative financial instruments (current and non-current)							20	30
Income tax liabilities (current and deferred)							1,482	1,693
Total liabilities as reported in the Consolidated Balance Sheet							10,595	10,804

C. Operating segments disclosures – other items

		Continuing operations – year ended 31 December
		Materials			Products			Distribution			Total Group
		2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Additions to non-current assets
Europe:	Property, plant and equipment (note 14)	119	189	167	84	77	54	73	51	45	276	317	266
	Financial assets (note 16)	30	18	53	1	–	2	1	1	8	32	19	63
Americas:	Property, plant and equipment (note 14)	222	192	144	69	54	51	8	13	5	299	259	200
	Financial assets (note 16)	–	5	4	–	–	–	–	–	–	–	5	4
		371	404	368	154	131	107	82	65	58	607	600	533

102 CRH

CONSOLIDATED FINANCIAL STATEMENTS

1. Segment Information continued

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,486 million (2011: €3,171 million; 2010: €3,187 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

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

	Year ended 31 December Revenue by destination			As at 31 December Non-current assets
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m
Country of domicile – Republic of Ireland	274	308	365	499	530
Benelux (mainly the Netherlands)	2,388	2,593	2,495	1,492	1,351
Americas (mainly the United States)	9,370	8,125	8,137	6,926	6,930
Other	6,627	7,055	6,176	4,934	5,800
Group totals	18,659	18,081	17,173	13,851	14,611

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

CRH 103

CONSOLIDATED FINANCIAL STATEMENTS

2. Proportionate Consolidation of Joint Ventures

The Group’s share of the income and expenses of its joint ventures for the years ended 31 December 2012, 2011 and 2010, the assets and liabilities as at 31 December 2012 and 2011 and future purchase commitments for property, plant and equipment, which are proportionately consolidated in the Consolidated Financial Statements, are as follows:

Impact on Consolidated Income Statement

	2012 €m	2011 €m	2010 €m
Group share of:
Revenue	575	707	1,061
Cost of sales	(401)	(482)	(744)
Gross profit	174	225	317
Operating costs	(134)	(165)	(249)
Operating profit	40	60	68
Profit on disposals	–	2	1
Profit before finance costs	40	62	69
Finance costs (net)	(2)	(6)	(7)
Profit before tax	38	56	62
Income tax expense	(10)	(11)	(21)
Group profit for the financial year	28	45	41

Depreciation	37	53	60

Impact on Consolidated Balance Sheet

	2012 €m	2011 €m
Group share of:
Non-current assets	658	1,302
Current assets	191	306
Total assets	849	1,608

Total equity	587	1,051

Non-current liabilities	165	371
Current liabilities	97	186
Total liabilities	262	557

Total equity and liabilities	849	1,608

Net debt* included above	(55)	(148)

Analysis of net debt
Liquid investments and cash and cash equivalents	52	77
Derivative financial instruments	–	(1)
Interest-bearing loans and borrowings (amounts due to CRH)	(63)	(71)
Interest-bearing loans and borrowings (amounts due to others)	(44)	(153)
Analysis of net debt included above	(55)	(148)

*	As defined in note 21.

Future purchase commitments for property, plant and equipment

Contracted for but not provided in the financial statements	7	9

Authorised by the Directors but not contracted for	1	110

A listing of the principal joint ventures is contained in Exhibit 8 to this Annual Report.

In May 2012, CRH disposed of its Portuguese joint venture Secil (see note 5 (i)).

104 CRH

CONSOLIDATED FINANCIAL STATEMENTS

3. Cost Analysis

	2012 €m	2011 €m	2010 €m
Cost of sales analysis
Raw materials and goods for resale	8,086	7,994	7,165
Employment costs (note 6)	1,960	1,791	1,869
Energy conversion costs	733	780	694
Repairs and maintenance	425	416	410
Depreciation, amortisation and impairment (i)	590	556	601
Change in inventory (note 20)	(100)	(69)	(16)
Other production expenses (primarily sub-contractor costs and equipment rental)	1,868	1,711	1,640
Total	13,562	13,179	12,363

Operating costs analysis
Selling and distribution costs	2,984	2,804	2,574
Administrative expenses	1,204	1,175	1,390
Other operating expenses	70	82	169
Other operating income	(6)	(30)	(21)
Total	4,252	4,031	4,112

(i)	Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Depreciation and depletion (note 14)	569	556	601	154	170	170	723	726	771
Impairment of property, plant and equipment (note 14)	21	–	–	4	16	15	25	16	15
Impairment of intangible assets (note 15)	–	–	–	3	5	87	3	5	87
Amortisation of intangible assets (note 15)	–	–	–	44	38	44	44	38	44
Total	590	556	601	205	229	316	795	785	917

4. Operating Profit Disclosures

	2012 €m	2011 €m	2010 €m
Operating lease rentals*
– hire of plant and machinery	99	98	90
– land and buildings	192	173	161
– other operating leases	70	49	42
Total	361	320	293

Auditor’s remuneration*

Fees for professional services provided by the Group’s independent auditors in respect of each of the following categories were:

	2012 €m	2011 €m	2010 €m
Audit fees (i)	14	13	13
Audit-related fees (ii)	2	2	3
Tax fees	1	1	1
All other fees	–	–	–
Total	17	16	17

(i)	Audit fees include Sarbanes-Oxley attestation but exclude €1 million (2011: €2 million; 2010: €2 million) paid to auditors other than the Group’s auditors.

(ii)	Audit-related fees include attestation services that are closely related to the performance of the audit.

*	Figures include the Group’s proportionate share of amounts in joint ventures.

CRH 105

CONSOLIDATED FINANCIAL STATEMENTS

5. Profit on Disposals

	Disposal of subsidiaries and joint ventures			Disposal of associate investments (iii)			Disposal of other non-current assets			Total
	2012(i) €m	2011(ii) €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Assets/(liabilities) disposed of at net carrying amount:
– non-current assets (notes 14,15,16)	607	206	56	–	128	–	92	74	92	699	408	148
– cash and cash equivalents	36	38	–	–	–	–	–	–	–	36	38	–
– working capital and provisions (note 20)	45	35	17	–	–	–	–	–	–	45	35	17
– current tax	(6)	1	–	–	–	–	–	–	–	(6)	1	–
– non-controlling interests	(32)	–	–	–	–	–	–	–	–	(32)	–	–
– interest-bearing loans and borrowings	(108)	(50)	–	–	–	–	–	–	–	(108)	(50)	–
– deferred tax (note 27)	(73)	(9)	(11)	–	–	–	–	–	–	(73)	(9)	(11)
– pension liabilities (note 28)	(18)	–	(5)	–	–	–	–	–	–	(18)	–	(5)
Net assets disposed	451	221	57	–	128	–	92	74	92	543	423	149
Re-classification of currency translation effects on disposal	14	2	–	–	–	–	–	–	–	14	2	–
Total	465	223	57	–	128	–	92	74	92	557	425	149
Proceeds from disposals (net of disposal costs)	652	250	51	–	128	–	135	102	137	787	480	188
Profit on step acquisition (note 31)	–	–	16	–	–	–	–	–	–	–	–	16
Profit on disposals	187	27	10	–	–	–	43	28	45	230	55	55

Net cash inflow arising on disposal
Cash proceeds	652	250	51	–	128	–	135	102	137	787	480	188
Less: cash and cash equivalents disposed	(36)	(38)	–	–	–	–	–	–	–	(36)	(38)	–
Total	616	212	51	–	128	–	135	102	137	751	442	188

(i)

This relates principally to the disposal in May 2012 of our 49% investment in our Portuguese joint venture Secil (which was part of the Europe Materials segment) to our former joint venture partner, Semapa, following the ruling of the Arbitral Tribunal in Paris. Proceeds from this disposal amounted to €564 million (with a further €73 million net debt disposed) resulting in a profit of €138 million. As disclosed in our 2011 Annual report, Semapa initiated legal proceedings in November 2011 to appeal against the Tribunal ruling and this continues to be the case. No provision has been made in respect of these proceedings in the numbers shown above.

(ii)	This disposal in 2011 relates principally to the disposal of the Insulation and Climate Control business in Europe Products.

(iii)	This disposal in 2011 relates to the disposal of our 35% associate investment in the Trialis distribution business in France.

106 CRH

CONSOLIDATED FINANCIAL STATEMENTS

6. Employment

The average number of employees (including the Group’s proportionate share of employees in joint ventures) is as follows:

Year ended 31 December 2012	Materials	Products	Distribution	Total Group
Europe	10,707	16,146	11,920	38,773
Americas	18,324	15,546	3,532	37,402
Total	29,031	31,692	15,452	76,175

Year ended 31 December 2011
Europe	11,649	16,636	12,147	40,432
Americas	17,805	14,895	3,301	36,001
Total	29,454	31,531	15,448	76,433

Year ended 31 December 2010
Europe	11,891	17,787	10,639	40,317
Americas	17,751	15,103	3,247	36,101
Total	29,642	32,890	13,886	76,418

Employment costs charged in the Consolidated Income Statement (including the Group’s proportionate share of joint ventures’ costs) are analysed as follows:

	2012 €m	2011 €m	2010 €m
Wages and salaries	2,924	2,692	2,722
Social welfare costs	369	344	337
Other employment-related costs	439	378	385
Share-based payment expense (note 8)	14	21	19
Total pension costs (note 28)	164	158	178
Total	3,910	3,593	3,641

Total charge analysed between:
Cost of sales	1,960	1,791	1,869
Operating costs	1,943	1,795	1,762
Finance costs (net) – applicable to defined benefit pension schemes (note 9)	7	7	10
Total	3,910	3,593	3,641

7. Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors’ Remuneration on pages 70 to 83 of this Annual Report.

CRH 107

CONSOLIDATED FINANCIAL STATEMENTS

8. Share-based Payment Expense

	2012 €m	2011 €m	2010 €m
Share option expense	–	9	9
Performance Share Plan expense	14	12	10
Total	14	21	19

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

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average exercise price	Number of options 2012	Weighted average exercise price	Number of options 2011	Weighted average exercise price	Number of options 2010
Outstanding at beginning of year	€19.13	23,591,756	€19.38	23,515,521	€19.21	24,626,022
Granted (a)	€15.19	3,889,100	€16.38	3,558,500	€18.39	3,343,700
Exercised (b)	€11.98	(1,010,780)	€13.36	(229,898)	€15.36	(2,624,284)
Lapsed	€18.68	(3,174,121)	€18.30	(3,252,367)	€21.14	(1,829,917)
Outstanding at end of year	€18.84	23,295,955	€19.13	23,591,756	€19.38	23,515,521
Exercisable at end of year	€16.24	3,364,448	€16.03	6,497,695	€16.10	8,698,585

(a)

Granted in April 2012 (2011: April; 2010: May), the level of vesting of these options will be determined by reference to certain performance targets (see page 75). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

(b)	The weighted average share price at the date of exercise of these options was €14.95 (2011: €15.11; 2010: €18.50).

	2012	2011	2010
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	5.69	5.53	5.24
Euro-denominated options outstanding at the end of the year (number)	23,182,257	23,473,569	23,388,616
Range of exercise prices (€)	11.86–29.86	11.86–29.86	11.86–29.86
Sterling-denominated options outstanding at the end of the year (number)	113,698	118,187	126,905
Range of exercise prices (Stg£)	8.17–20.23	8.17–20.23	8.17–20.23

The CRH share price at 31 December 2012 was €15.30 (2011: €15.36; 2010: €15.50). The following analysis shows the number of outstanding share options with exercise prices lower/higher than the year-end share price:

Number of options with exercise prices lower than year-end price:

Exercisable	1,677,365	2,780,082	3,091,771
Not exercisable	5,382,296	1,613,397	1,780,303
	7,059,661	4,393,479	4,872,074
Number of options with exercise prices higher than year-end price:
Exercisable	1,687,083	3,717,613	5,606,814
Not exercisable	14,549,211	15,480,664	13,036,633
	16,236,294	19,198,277	18,643,447

Total options outstanding	23,295,955	23,591,756	23,515,521

108 CRH

CONSOLIDATED FINANCIAL STATEMENTS

8. Share-based Payment Expense continued

Fair values

The weighted average fair value assigned to the 3-year euro-denominated options granted in 2012 under the 2010 share option scheme was €3.43 (2011: €4.03; 2010: €4.06). The fair values of these options were determined using the following assumptions:

	2012	2011	2010
Weighted average exercise price	€15.19	€16.38	€18.39
Risk-free interest rate	0.80%	2.68%	1.57%
Expected dividend payments over the expected life	€3.25	€3.25	€3.20
Expected volatility	33.8%	32.9%	30.8%
Expected life in years	5	5	5

The expected volatility was determined using a historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 share option scheme or the previously approved 2000 share option scheme during the course of 2012.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006.

The expense of €14 million (2011: €12 million; 2010: €10 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

			Number of Shares
	Share price at date of award	Period to earliest release date	Initial award	Cumulative lapses/ releases to date*	Net outstanding	Fair value
Granted in 2009	€17.00	3 years	1,658,000	(1,658,000)	–	€8.29

Granted in 2010	€18.51	3 years	1,459,750	(210,500)	1,249,250	€10.01

Granted in 2011	€16.52	3 years	1,684,250	(88,000)	1,596,250	€9.72

Granted in 2012	€15.63	3 years	2,079,000	–	2,079,000	€7.77

*

In February 2012, 226,617 (16.6% of the initial award net of lapses) of the shares awarded under the Performance Share Plan in 2009 vested and accordingly were released to the participants of the scheme.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2012	2011	2010
Risk-free interest rate (%)	0.33	2.08	1.32
Expected volatility (%)	35.4	38.6	33.5

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

CRH 109

CONSOLIDATED FINANCIAL STATEMENTS

9. Finance Costs and Finance Income

	2012 €m	2011 €m	2010 €m
Finance costs
Interest payable on borrowings	333	335	379
Net income on interest rate and currency swaps	(47)	(65)	(105)
Mark-to-market of derivatives and related fixed rate debt:
– interest rate swaps (i)	22	12	7
– currency swaps and forward contracts	3	(2)	(7)
– fixed rate debt (i)	(34)	(15)	(19)
Net gain on interest rate swaps not designated as hedges	–	(3)	–
Net finance cost on gross debt including related derivatives	277	262	255

Finance income
Interest receivable on loans to joint ventures and associates	(2)	(3)	(3)
Interest receivable on liquid investments, cash and cash equivalents and other	(17)	(30)	(34)
Finance income	(19)	(33)	(37)
Finance costs less income	258	229	218

Other financial expense
Unwinding of discount element of provisions for liabilities (note 26)	15	15	15
Unwinding of discount applicable to deferred and contingent acquisition consideration	9	6	4
Pension-related finance cost (net) (note 28)	7	7	10
Total	31	28	29

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

10. Share of Associates’ (Loss)/Profit

The Group’s share of associates’ result after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	2012 €m	2011 €m	2010 €m
Group share of:
Revenue	978	1,095	1,070
Profit before finance costs and impairments	68	92	79
Impairments (i)	(146)	(11)	(22)
Finance costs (net)	(26)	(19)	(9)
(Loss)/profit before tax	(104)	62	48
Income tax expense	(8)	(20)	(20)
(Loss)/profit after tax	(112)	42	28

An analysis of the result after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in associates is presented in note 16.

(i)

As a result of a worsening macro-economic outlook for Spain, together with a less positive forecast for Spanish construction activity in the medium term, and in the context of restructuring measures currently being implemented by the company, we have recorded an impairment charge of €146 million in respect of our 26% investment in our associate Uniland (part of the Europe Materials segment). The resulting carrying value of €143 million for this investment has been reclassified to Asset held for sale in the Consolidated Balance Sheet at 31 December 2012 (see note 16 (ii)).

The Group completed its annual impairment review in relation to its other associate investments; no further impairments were recorded as a result of this review.

110 CRH

CONSOLIDATED FINANCIAL STATEMENTS

11. Income Tax Expense

Recognised within the Consolidated Income Statement	2012 €m	2011 €m	2010 €m
(a) Current tax
Republic of Ireland	(4)	–	5
Overseas	113	194	63
Total current tax expense	109	194	68
(b) Deferred tax
Origination and reversal of temporary differences:
Defined benefit pension obligations	24	27	7
Share-based payment expense	1	–	4
Derivative financial instruments	(9)	5	18
Other items (2011: primarily in relation to tax losses carried forward)	(5)	(112)	(2)
Total deferred tax expense/(income)	11	(80)	27

Income tax expense reported in the Consolidated Income Statement	120	114	95

Recognised within equity
(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax – defined benefit pension obligations	28	56	7
Deferred tax – cash flow hedges	–	2	(3)
	28	58	4
(b) Within the Consolidated Statement of Changes in Equity:
Current tax – share option exercises	–	–	1
Deferred tax – share-based payment expense	–	–	(3)
	–	–	(2)

Income tax recognised directly within equity	28	58	2

Reconciliation of applicable tax rate to effective tax rate

Profit before tax (€m)	674	711	534
Tax charge expressed as a percentage of profit before tax (effective tax rate):
– current tax expense only	16.2%	27.3%	12.7%
– total income tax expense (current and deferred)	17.8%	16.0%	17.8%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	4.2	4.6	2.7
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	1.1	(1.1)	2.6
Total effective tax rate	17.8	16.0	17.8

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries and associates and interests in joint ventures

Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial.

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

CRH 111

CONSOLIDATED FINANCIAL STATEMENTS

12. Dividends

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% ‘A’ Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2012 €m	2011 €m	2010 €m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2011: €3,175; 2010: €3,175)	–	–	–
7% ‘A’ Cumulative Preference Shares €77,521 (2011: €77,521; 2010: €77,521)	–	–	–
Equity
Final – paid 44.00c per Ordinary Share (2011: 44.00c; 2010: 44.00c)	317	312	307
Interim – paid 18.50c per Ordinary Share (2011: 18.50c; 2010: 18.50c)	133	133	131
Total	450	445	438

Dividends proposed (memorandum disclosure)
Equity
Final 2012 – proposed 44.00c per Ordinary Share (2011: 44.00c; 2010 44.00c)	320	316	312

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	450	445	438
Less: issue of scrip shares in lieu of cash dividends	(88)	(135)	(140)
Dividends paid to equity holders of the Company	362	310	298
Dividends paid by subsidiaries to non-controlling interests	5	9	6
Total dividends paid	367	319	304

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2012 €m	2011 €m	2010 €m
Numerator computations
Group profit for the financial year	554	597	439
Profit attributable to non-controlling interests	(2)	(7)	(7)
Profit attributable to equity holders of the Company	552	590	432
Preference dividends	–	–	–
Profit attributable to ordinary equity holders of the Company – numerator for basic/diluted earnings per Ordinary Share	552	590	432

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	721.9	714.4	704.6
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	0.3	0.3	1.0
Denominator for diluted earnings per Ordinary Share	722.2	714.7	705.6

Basic earnings per Ordinary Share	76.5c	82.6c	61.3c

Diluted earnings per Ordinary Share	76.4c	82.6c	61.2c

(i)

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

(ii)

Contingently issuable Ordinary Shares (totalling 24,856,007 at 31 December 2012, 21,429,061 at 31 December 2011 and 18,485,196 at 31 December 2010) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

112 CRH

CONSOLIDATED FINANCIAL STATEMENTS

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m
At 31 December 2012
Cost/deemed cost	6,188	8,976	290	15,454
Accumulated depreciation (and impairment charges)	(1,587)	(5,419)	–	(7,006)
Net carrying amount	4,601	3,557	290	8,448

At 1 January 2012, net carrying amount	4,785	3,535	616	8,936
Translation adjustment	(34)	(28)	1	(61)
Reclassifications	31	356	(387)	–
Additions at cost	76	415	84	575
Arising on acquisition (note 31)	156	97	1	254
Disposals at net carrying amount	(265)	(218)	(25)	(508)
Depreciation charge for year	(140)	(583)	–	(723)
Impairment charge for year (ii)	(8)	(17)	–	(25)
At 31 December 2012, net carrying amount	4,601	3,557	290	8,448

The equivalent disclosure for the prior year is as follows:

At 31 December 2011
Cost/deemed cost	6,372	8,773	616	15,761
Accumulated depreciation (and impairment charges)	(1,587)	(5,238)	–	(6,825)
Net carrying amount	4,785	3,535	616	8,936

At 1 January 2011, net carrying amount	4,775	3,591	526	8,892
Translation adjustment	45	28	–	73
Reclassifications	51	86	(137)	–
Additions at cost	64	284	228	576
Arising on acquisition (note 31)	140	199	–	339
Disposals at net carrying amount	(129)	(72)	(1)	(202)
Depreciation charge for year	(153)	(573)	–	(726)
Impairment charge for year (ii)	(8)	(8)	–	(16)
At 31 December 2011, net carrying amount	4,785	3,535	616	8,936

At 1 January 2011
Cost/deemed cost	6,170	8,446	526	15,142
Accumulated depreciation	(1,395)	(4,855)	–	(6,250)
Net carrying amount	4,775	3,591	526	8,892

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,918 million at the balance sheet date (2011: €2,087 million).

(ii)	The impairment charge for 2012 of €25 million (2011: €16 million; 2010: €15 million) represents charges across a number of business units in the Group, none of which is individually material.

Future purchase commitments for property, plant and equipment

	2012 €m	2011 €m
Contracted for but not provided in the financial statements	183	198

Authorised by the Directors but not contracted for	83	183

CRH 113

CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m
At 31 December 2012
Cost/deemed cost	4,295	51	414	22	4,782
Accumulated amortisation (and impairment charges)	(55)	(34)	(236)	(11)	(336)
Net carrying amount	4,240	17	178	11	4,446

At 1 January 2012, net carrying amount	4,301	14	161	12	4,488
Translation adjustment	(36)	–	–	(1)	(37)
Arising on acquisition (note 31)	165	8	56	1	230
Disposals	(175)	–	–	–	(175)
Reclassifications	(13)	–	–	–	(13)
Amortisation charge for year	–	(5)	(38)	(1)	(44)
Impairment charge for year	(2)	–	(1)	–	(3)
At 31 December 2012, net carrying amount	4,240	17	178	11	4,446

The equivalent disclosure for the prior year is as follows:

At 31 December 2011
Cost/deemed cost	4,358	44	361	24	4,787
Accumulated amortisation (and impairment charges)	(57)	(30)	(200)	(12)	(299)
Net carrying amount	4,301	14	161	12	4,488

At 1 January 2011, net carrying amount	4,113	17	161	14	4,305
Translation adjustment	50	–	5	–	55
Arising on acquisition (note 31)	207	1	27	1	236
Disposals	(65)	–	–	–	(65)
Amortisation charge for year	–	(4)	(32)	(2)	(38)
Impairment charge for year	(4)	–	–	(1)	(5)
At 31 December 2011, net carrying amount	4,301	14	161	12	4,488

At 1 January 2011
Cost/deemed cost	4,223	42	327	23	4,615
Accumulated amortisation (and impairment charges)	(110)	(25)	(166)	(9)	(310)
Net carrying amount	4,113	17	161	14	4,305

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

Goodwill

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 24 (2011: 27) cash-generating units have been identified and these are analysed between the six business segments in the Group below. The reduction in the number of CGUs in 2012 relates to an organisational change in our Europe Products segment and the disposal of our Portuguese joint venture in Europe Materials. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

114 CRH

CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible Assets continued

Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

	Cash-generating units		Goodwill (€m)
	2012	2011	2012	2011
Europe Materials	10	11	728	858
Europe Products	1	3	679	615
Europe Distribution	1	1	634	641
Americas Materials	8	8	1,250	1,234
Americas Products	3	3	629	627
Americas Distribution	1	1	320	326
Total cash-generating units	24	27	4,240	4,301

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 24 CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.6% to 12.6% (2011: 7.0% to 11.8%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

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

Significant goodwill amounts

The goodwill allocated to the Europe Products, Europe Distribution and the Oldcastle Building Products (Americas Products segment) CGUs accounts for between 10% and 20% of the total carrying amount of €4,240 million. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the 3 CGUs with significant goodwill are as follows:

	Europe Products		Europe Distribution		Oldcastle Building Products
	2012	2011	2012	2011	2012	2011
Goodwill allocated to the cash-generating unit at balance sheet date	€679m	€615m	€634m	€641m	€469m	€465m
Discount rate applied to the cash flow projections (real pre-tax)	9.1%	9.6%	9.7%	9.7%	11.6%	11.5%
Average EBITDA (as defined)* margin over the initial 5-year period	9.4%	11.6%	6.9%	7.3%	10.4%	10.7%
Value-in-use (present value of future cash flows)	€1,847m	€2,193m	€2,242m	€2,306m	€1,674m	€1,669m
Excess of value-in-use over carrying amount	€140m	€506m	€684m	€646m	€260m	€150m

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

CRH 115

CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible Assets continued

The key assumptions and methodology used in respect of these three CGUs are consistent with those described above. The values applied to each of the key estimates and assumptions are specific to the individual CGUs and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with these businesses. The cash flows and 20-year annuity-based terminal value were projected in line with the methodology disclosed above.

Europe Distribution and Oldcastle Building Products are not included in the CGUs referred to in the “Sensitivity analysis” section. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Europe Distribution or Oldcastle Building Products CGUs are considered to be warranted. Sensitivity analysis for Europe Products is presented below.

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of 4 of the 24 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for these cash-generating units are in line with those outlined above. These 4 CGUs had aggregate goodwill of €1,142 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 4 CGUs selected for sensitivity analysis disclosures:

	Europe Products	Remaining 3 CGUs
Reduction in EBITDA (as defined)* margin	0.5 percentage points	0.7 to 1.3 percentage points
Reduction in profit before tax	9.5%	6.0% to 9.5%
Reduction in net cash flow	8.0%	5.7% to 7.7%
Increase in pre-tax discount rate	1.2 percentage points	0.8 to 1.1 percentage points

The average EBITDA (as defined)* margin for the aggregate of these 4 CGUs over the initial 5-year period was 10%. The aggregate value-in-use (being the present value of the future net cash flows) was €3,072 million and the aggregate carrying amount was €2,842 million, resulting in an aggregate excess of value-in-use over carrying amount of €230 million.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

116 CRH

CONSOLIDATED FINANCIAL STATEMENTS

16. Financial Assets

	Investments accounted for using the equity method (i.e. associates)
	Share of net assets €m	Loans €m	Total €m	Other (i) €m

At 1 January 2012	939	9	948	177
Translation adjustment	(8)	–	(8)	(2)
Investments and advances	28	–	28	4
Disposals and repayments	5	(3)	2	(18)
Reclassifications	13	–	13	–
Transfer to asset held for sale (ii)	(143)	–	(143)	–
Retained loss	(130)	–	(130)	–
At 31 December 2012	704	6	710	161

The equivalent disclosure for the prior year is as follows:

At 1 January 2011	1,026	11	1,037	149
Translation adjustment	30	–	30	4
Investments and advances	8	1	9	15
Disposals and repayments	(128)	(3)	(131)	(10)
Reclassifications	(19)	–	(19)	19
Retained profit	22	–	22	–
At 31 December 2011	939	9	948	177

The total investment in associates is analysed as follows:

	2012 €m	2011 €m
Non-current assets	843	1,245
Current assets	641	632
Non-current liabilities	(194)	(402)
Current liabilities	(580)	(527)
Net assets	710	948

A listing of the principal associates is contained in Exhibit 8 to this Annual Report.

The Group holds a 21.13% stake (2011: 21.13%) in Samse S.A., a publicly-listed distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment was €39 million (2011: €41 million) as at the balance sheet date.

(i)

Other financial assets primarily comprise loans extended by the Group to joint ventures and trade investments carried at historical cost. The balance in respect of loans to joint ventures as at 31 December 2012 was €125 million (2011: €141 million).

(ii)	Asset held for sale at balance sheet date

Having satisfied the criteria under IFRS 5 at the balance sheet date, the carrying value of the Group’s 26% associate investment in Uniland (€143 million) was recorded on the basis of fair value less cost to sell and was reclassified as an asset held for sale. On 25 February 2013, the Group concluded the disposal of this investment.

CRH 117

CONSOLIDATED FINANCIAL STATEMENTS

17. Inventories

	2012 €m	2011 €m
Raw materials	643	648
Work-in-progress (i)	91	88
Finished goods	1,663	1,550
Total inventories at the lower of cost and net realisable value	2,397	2,286

(i)

Work-in-progress includes €1 million (2011: €8 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €12 million (2011: €14 million; 2010: €23 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. Trade and Other Receivables

	2012 €m	2011 €m
Current
Trade receivables	1,755	1,879
Amounts receivable in respect of construction contracts (i)	406	417
Total trade receivables, gross	2,161	2,296
Provision for impairment	(126)	(153)
Total trade receivables, net	2,035	2,143
Other receivables (ii)	387	357
Amounts receivable from associates	3	2
Prepayments and accrued income	167	161
Total	2,592	2,663

Non-current
Other receivables	86	62

The carrying amounts of current and non-current trade and other receivables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(i)	Includes unbilled revenue at the balance sheet date in respect of construction contracts amounting to €137 million (2011: €121 million).

(ii)	Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €66 million (2011: €70 million).

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2012 €m	2011 €m	2010 €m
At 1 January	153	151	158
Translation adjustment	–	1	7
Provided during year	41	56	50
Written-off during year	(65)	(50)	(56)
Recovered during year	(3)	(5)	(8)
At 31 December	126	153	151

Information in relation to the Group’s credit risk management is provided in note 22 to the financial statements.

118 CRH

CONSOLIDATED FINANCIAL STATEMENTS

18. Trade and Other Receivables continued

Aged analysis

The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2012 €m	2011 €m
Neither past due nor impaired	1,608	1,731
Past due but not impaired:
– less than 60 days	225	232
– 60 days or greater but less than 120 days	117	107
– 120 days or greater	55	49
Past due and impaired (partial or full provision)	156	177
Total	2,161	2,296

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

19. Trade and Other Payables

	2012 €m	2011 €m
Current
Trade payables	1,512	1,579
Construction contract-related payables (i)	97	120
Deferred and contingent acquisition consideration	105	28
Other payables	404	404
Accruals and deferred income	686	683
Amounts payable to associates	37	44
Total	2,841	2,858

Non-current
Other payables	104	81
Deferred and contingent acquisition consideration due as follows:
– between one and two years	38	33
– between two and five years	64	61
– after five years	90	29
Total	296	204

(i)

Construction contract-related payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. The fair value of total contingent consideration is €141 million (2011: €50 million) and deferred consideration is €156 million (2011: €101 million). There have been no significant changes in the possible outcomes of contingent consideration recognised on acquisitions completed in 2011 or prior years.

CRH 119

CONSOLIDATED FINANCIAL STATEMENTS

20. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m

At 1 January 2012	2,286	2,725	(3,062)	(373)	1,576
Translation adjustment	(15)	(9)	12	3	(9)
Arising on acquisition (note 31)	98	103	(57)	(1)	143
Disposals	(72)	(76)	100	3	(45)
Deferred and contingent acquisition consideration:
– arising on acquisitions during year (note 31)	–	–	(153)	–	(153)
– paid during year	–	–	30	–	30
Interest accruals and discount unwinding	–	–	(31)	(15)	(46)
Increase/(decrease) in working capital and provisions for liabilities	100	(65)	24	16	75
At 31 December 2012	2,397	2,678	(3,137)	(367)	1,571

The equivalent disclosure for the prior years is as follows:

At 1 January 2011	2,187	2,419	(2,849)	(387)	1,370
Translation adjustment	32	38	(38)	(7)	25
Arising on acquisition (note 31)	53	62	(49)	(15)	51
Disposals	(55)	(90)	102	8	(35)
Deferred and contingent acquisition consideration:
– arising on acquisitions during year (note 31)	–	–	(42)	–	(42)
– paid during year	–	–	21	–	21
Interest accruals and discount unwinding	–	1	(11)	(15)	(25)
Increase/(decrease) in working capital and provisions for liabilities	69	295	(196)	43	211
At 31 December 2011	2,286	2,725	(3,062)	(373)	1,576

At 1 January 2010	2,008	2,454	(2,638)	(360)	1,464
Translation adjustment	101	138	(137)	(20)	82
Arising on acquisition (note 31)	92	80	(64)	(7)	101
Disposals	(30)	(17)	29	1	(17)
Movement in finance-related receivables	–	(115)	–	–	(115)
Deferred and contingent acquisition consideration:
– arising on acquisitions during the year (note 31)	–	–	(23)	–	(23)
– paid during the year	–	–	27	–	27
Interest accruals and discount unwinding	–	2	6	(15)	(7)
Increase/(decrease) in working capital and provisions for liabilities	16	(123)	(49)	14	(142)
At 31 December 2010	2,187	2,419	(2,849)	(387)	1,370

120 CRH

CONSOLIDATED FINANCIAL STATEMENTS

21. Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 22 for details of the capital and risk management policy employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2012			As at 31 December 2011
	Fair value (i) including share of joint ventures €m	Book value including share of joint ventures €m	Book value excluding share of joint ventures €m	Fair value (i) including share of joint ventures €m	Book value including share of joint ventures €m	Book value excluding share of joint ventures €m
Cash and cash equivalents (note 23)	1,768	1,768	1,747	1,295	1,295	1,246
Liquid investments (note 23)	31	31	–	29	29	1
Interest-bearing loans and borrowings (note 24)	(5,249)	(4,915)	(4,808)	(5,051)	(4,982)	(4,758)
Derivative financial instruments (net) (note 25)	152	152	152	175	175	176
Group net debt	(3,298)	(2,964)	(2,909)	(3,552)	(3,483)	(3,335)

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

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2012			As at 31 December 2011
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal – fixed rate (ii)	(4,531)			(4,446)
Derivative financial instruments – fixed rate	1,314			2,010
Net fixed rate debt including derivatives	(3,217)	6.3%	4.4	(2,436)	6.3%	6.3
Interest-bearing loans and borrowings nominal – floating rate (iii)	(174)			(289)
Adjustment of debt from nominal to book value (ii)	(210)			(247)
Derivative financial instruments – currency floating rate	(1,162)			(1,835)
Gross debt including derivative financial instruments	(4,763)	5.2%		(4,807)	4.7%
Cash and cash equivalents – floating rate	1,768			1,295
Liquid investments – floating rate	31			29
Net debt including derivative financial instruments	(2,964)			(3,483)

(ii)

Of the Group’s nominal fixed rate debt at 31 December 2012, €2,087 million (2011: €2,309 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 Financial Instruments: Recognition and Measurement, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of nominal fixed rate debt of €2,444 million (2011: €2,137 million) pertains to financial liabilities measured at amortised cost in accordance with IAS 39.

(iii)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

CRH 121

CONSOLIDATED FINANCIAL STATEMENTS

21. Analysis of Net Debt continued

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2012 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (iv) €m	Total €m
Net debt by major currency including derivative financial instruments	(883)	(1,889)	(48)	(3)	(141)	(2,964)
Non-debt assets and liabilities analysed as follows:
Non-current assets	3,586	6,732	521	874	2,335	14,048
Current assets	1,790	2,200	234	358	567	5,149
Non-current liabilities	(581)	(1,356)	(150)	(263)	(178)	(2,528)
Current liabilities	(1,153)	(1,287)	(196)	(211)	(285)	(3,132)
Non-controlling interests	(20)	(3)	–	(11)	(2)	(36)
Capital and reserves attributable to the Company’s equity holders (v)	2,739	4,397	361	744	2,296	10,537
The equivalent disclosure for the prior year is as follows:
Net debt by major currency including derivative
financial instruments	(1,002)	(2,200)	(29)	(134)	(118)	(3,483)
Non-debt assets and liabilities analysed as follows:
Non-current assets	4,313	6,751	497	891	2,449	14,901
Non-current liabilities	(774)	(1,238)	(188)	(233)	(179)	(2,612)
Current liabilities	(1,171)	(1,199)	(201)	(243)	(366)	(3,180)
Non-controlling interests	(24)	(7)	–	(10)	(33)	(74)
Capital and reserves attributable to the Company’s equity holders (v)	2,971	4,252	298	637	2,351	10,509

(iv)

The principal currencies included in this category are the Polish Zloty, the Indian Rupee, the Ukrainian Hryvnya, the Chinese Renminbi, the Turkish Lira, the Canadian Dollar, the Israeli Shekel and the Argentine Peso.

(v)

Gains and losses arising on the retranslation of net worth are recorded in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group’s operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial.

Reconciliation of opening to closing net debt	2012 €m	2011 €m	2010 €m
At 1 January	(3,483)	(3,473)	(3,723)
Increase/(decrease) in liquid investments	4	(4)	(33)
Debt in acquired companies	(42)	(47)	(37)
Debt in disposed companies	108	50	–
Increase in interest-bearing loans, borrowings and finance leases	(502)	(101)	(566)
Net cash flow arising from derivative financial instruments	(13)	63	(82)
Repayment of interest-bearing loans, borrowings and finance leases	419	552	885
Increase/(decrease) in cash and cash equivalents	499	(446)	286
Mark-to-market adjustment	9	(18)	18
Translation adjustment	37	(59)	(221)
At 31 December	(2,964)	(3,483)	(3,473)

122 CRH

CONSOLIDATED FINANCIAL STATEMENTS

22. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policy or processes for managing capital during 2012.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group’s capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2012 amounted to 1.2 times (2011: 1.3 times; 2010: 1.0 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2012 €m	2011 €m

Capital and reserves attributable to the Company’s equity holders	10,537	10,509
Net debt	2,964	3,483
Capital and net debt	13,501	13,992

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

CRH 123

CONSOLIDATED FINANCIAL STATEMENTS

22. Capital and Financial Risk Management continued

Interest rate risk

The Group’s exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed using a mix of fixed and floating rate debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 25. The following table demonstrates the impact on profit before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For profit before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/– 1%	+/– 0.5%

Impact on profit before tax	2012	+/– €5m	+/– €2m
	2011	–/+ €8m	–/+ €4m
	2010	–/+ €6m	–/+ €3m

Impact on total equity	2012	+/– €1m	+/– €0.5m
	2011	+/– €2m	+/– €1m
	2010	–/+€5m	–/+€3m

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

Given the Group’s presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 21. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

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

Percentage change in relevant €/US$ exchange rate		+/– 5%	+/– 2.5%

Impact on profit before tax	2012	–/+ €14m	–/+ €7m
	2011	–/+ €8m	–/+ €4m
	2010	–/+ €7m	–/+ €4m

Impact on total equity*	2012	–/+ €210m	–/+ €108m
	2011	–/+ €203m	–/+ €104m
	2010	–/+ €195m	–/+ €100m

* Includes the impact on financial instruments which is as follows:	2012	+/– €90m	+/– €46m
	2011	+/– €105m	+/– €54m
	2010	+/– €92m	+/– €47m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

124 CRH

CONSOLIDATED FINANCIAL STATEMENTS

22. Capital and Financial Risk Management continued

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 23). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings – generally counterparties have ratings of A2/A or higher from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to 5.8% of gross trade receivables (2011: 6.7%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 74% of the total trade receivables balance at the balance sheet date (2011: 75%); amounts receivable from related parties (notes 18 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 24; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group’s outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 24.

CRH 125

CONSOLIDATED FINANCIAL STATEMENTS

22. Capital and Financial Risk Management continued

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m

At 31 December 2012
Financial liabilities – cash outflows
Trade and other payables	2,841	145	41	13	21	118	3,179
Finance leases	3	3	1	1	6	3	17
Interest-bearing loans and borrowings	657	906	349	1,257	–	1,519	4,688
Interest payments on finance leases	1	1	–	1	–	1	4
Interest payments on interest-bearing loans and borrowings	289	227	179	141	96	275	1,207
Cross-currency swaps – gross cash outflows	2,201	29	343	8	–	–	2,581
Gross projected cash outflows	5,992	1,311	913	1,421	123	1,916	11,676

Derivative financial instruments – cash inflows
Interest rate swaps – net cash inflows	(57)	(34)	(25)	(20)	(11)	(7)	(154)
Cross-currency swaps – gross cash inflows	(2,216)	(27)	(332)	(8)	–	–	(2,583)
Gross projected cash inflows	(2,273)	(61)	(357)	(28)	(11)	(7)	(2,737)

The equivalent disclosure for the prior year is as follows:

At 31 December 2011
Financial liabilities – cash outflows
Trade and other payables	2,858	117	23	24	25	38	3,085
Finance leases	3	3	3	2	1	13	25
Interest-bearing loans and borrowings	511	564	920	355	1,290	1,070	4,710
Interest payments on finance leases	1	1	1	1	1	5	10
Interest payments on interest-bearing loans and borrowings	286	268	208	158	120	327	1,367
Interest rate swaps – net cash outflows	1	–	–	–	–	1	2
Cross-currency swaps – gross cash outflows	1,207	428	24	327	–	–	1,986
Other derivative financial instruments	2	1	1	–	–	2	6
Gross projected cash outflows	4,869	1,382	1,180	867	1,437	1,456	11,191

Derivative financial instruments – cash inflows
Interest rate swaps – net cash inflows	(70)	(53)	(32)	(24)	(18)	(15)	(212)
Cross-currency swaps – gross cash inflows	(1,197)	(471)	(24)	(307)	–	–	(1,999)
Other derivative financial instruments	(1)	–	–	–	–	–	(1)
Gross projected cash inflows	(1,268)	(524)	(56)	(331)	(18)	(15)	(2,212)

Commodity price risk

The fair value of derivatives used to hedge future energy costs was €2 million unfavourable as at the balance sheet date (2011: €3 million unfavourable).

126 CRH

CONSOLIDATED FINANCIAL STATEMENTS

23. Liquid Investments and Cash and Cash Equivalents

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk. The credit risk attaching to these items is documented in note 22.

Liquid investments	2012 €m	2011 €m
Liquid investments held-for-trading (fair value through profit or loss)	31	28
Loans and receivables	–	1
Total	31	29

Cash and cash equivalents

Cash and cash equivalents, are included in the Consolidated Balance Sheet and Consolidated Statement of Cash Flows at fair value and, are analysed as follows:

Cash at bank and in hand	623	429
Investments (short-term deposits)	1,145	866
Total	1,768	1,295

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

24. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding	2012		2011
	Including share of joint ventures €m	Excluding share of joint ventures €m	Including share of joint ventures €m	Excluding share of joint ventures €m
Bank overdrafts	60	54	64	49
Bank loans	68	48	155	40
Leases	17	17	25	23
Bonds and private placements	4,676	4,670	4,620	4,614
Other	94	19	118	32
Interest-bearing loans and borrowings*	4,915	4,808	4,982	4,758

*	Including loans of €3 million (2011: €9 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

CRH 127

CONSOLIDATED FINANCIAL STATEMENTS

24. Interest-bearing Loans and Borrowings continued

Maturity profile of loans and borrowings and undrawn committed facilities

	Including share of joint ventures		Excluding share of joint ventures
	Loans and borrowings €m	Undrawn committed facilities** €m	Loans and borrowings €m	Undrawn committed facilities** €m

At 31 December 2012
Within one year	676	150	647	150
Between one and two years	934	–	928	–
Between two and three years	351	40	347	40
Between three and four years	1,316	1,626	1,314	1,626
Between four and five years	6	–	5	–
After five years	1,632	1	1,567	1
Total	4,915	1,817	4,808	1,817

The equivalent disclosure for the prior year is as follows:

At 31 December 2011
Within one year	519	135	459	132
Between one and two years	604	237	580	184
Between two and three years	957	1	941	1
Between three and four years	356	37	341	–
Between four and five years	1,357	1,500	1,345	1,500
After five years	1,189	28	1,092	1
Total	4,982	1,938	4,758	1,818

**

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2012.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €4.8 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2011: €4.7 billion), €289 million in respect of letters of credit (2011: €427 million) and €7 million in respect of other obligations (2011: €9 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2012 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts) Regulations, 1993 respectively.

Lender covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)

Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2012 the ratio was 6.5 times (2011: 7.4 times; 2010: 7.3 times);

(2)

Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2011: €5.0 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2012 net worth (as defined) was €11.9 billion (2011: €12.1 billion).

128 CRH

CONSOLIDATED FINANCIAL STATEMENTS

25. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m	Total excluding share of joint ventures €m

At 31 December 2012
Derivative assets
Within one year – current assets	48	–	4	–	52	52
Between one and two years	24	–	–	–	24	24
Between two and three years	–	–	–	–	–	–
Between three and four years	45	–	–	–	45	45
Between four and five years	–	–	–	–	–	–
After five years	51	–	–	–	51	51
Non-current assets	120	–	–	–	120	120
Total derivative assets	168	–	4	–	172	172

Derivative liabilities
Within one year – current liabilities	–	(1)	(5)	–	(6)	(6)
Between one and two years	–	(1)	–	–	(1)	(1)
Between two and three years	–	(13)	–	–	(13)	(13)
Between three and four years	–	–	–	–	–	–
Between four and five years	–	–	–	–	–	–
After five years	–	–	–	–	–	–
Non-current liabilities	–	(14)	–	–	(14)	(14)
Total derivative liabilities	–	(15)	(5)	–	(20)	(20)
Net asset arising on derivative financial instruments	168	(15)	(1)	–	152	152

The equivalent disclosure for the prior year is as follows:

At 31 December 2011
Derivative assets
Within one year – current assets	6	1	12	5	24	23
Between one and two years	62	–	–	–	62	62
Between two and three years	32	–	–	–	32	32
Between three and four years	–	–	–	–	–	–
Between four and five years	46	–	–	–	46	46
After five years	41	–	–	–	41	41
Non-current assets	181	–	–	–	181	181
Total derivative assets	187	1	12	5	205	204

Derivative liabilities
Within one year – current liabilities	–	(2)	(8)	–	(10)	(10)
Between one and two years	–	(1)	–	–	(1)	(1)
Between two and three years	–	–	–	–	–	–
Between three and four years	–	(17)	–	–	(17)	(17)
Between four and five years	–	–	–	–	–	–
After five years	–	(2)	–	–	(2)	–
Non-current liabilities	–	(20)	–	–	(20)	(18)
Total derivative liabilities	–	(22)	(8)	–	(30)	(28)
Net asset arising on derivative financial instruments	187	(21)	4	5	175	176

CRH 129

CONSOLIDATED FINANCIAL STATEMENTS

25. Derivative Financial Instruments continued

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

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2012 €m	2011 €m	2010 €m
Cash flow hedges – ineffectiveness	(3)	2	8
Fair value of hedge instruments	(16)	12	(3)
Fair value of the hedged items	21	(17)	6
Net investment hedges – ineffectiveness	–	–	1

Components of other comprehensive income – cash flow hedges
(Losses)/gains arising during the year:
Commodity forward contracts	–	(4)	7
Interest rate swaps	–	(1)	–
Reclassification adjustments for losses/(gains) included in:
– the Consolidated Income Statement	1	(2)	3
Total	1	(7)	10

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

–	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

–	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

–	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	As at 31 December 2012			As at 31 December 2011
	Level 1 €m	Level 2 €m	Total €m	Level 1 €m	Level 2 €m	Total €m

Assets measured at fair value
Fair value hedges – cross currency and interest rate swaps	–	168	168	–	187	187
Cash flow hedges	–	–	–	–	1	1
Net investment hedges – cross currency swaps	–	4	4	–	12	12
Not designated as hedges (held-for-trading) – interest rate swaps	–	–	–	–	5	5
Held-for-trading (fair value through profit or loss)	31	–	31	28	–	28
Total	31	172	203	28	205	233

Liabilities measured at fair value
Cash flow hedges – cross currency and interest rate swaps	–	(15)	(15)	–	(22)	(22)
Net investment hedges – cross currency swaps	–	(5)	(5)	–	(8)	(8)
Total	–	(20)	(20)	–	(30)	(30)

During the reporting periods ending 31 December 2012 and 31 December 2011 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

130 CRH

CONSOLIDATED FINANCIAL STATEMENTS

26. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2012
Insurance (i)	199	(3)	–	51	(45)	–	(22)	10	190
Environment and remediation (ii)	88	–	–	2	(4)	(1)	(4)	2	83
Rationalisation and redundancy (iii)	13	–	–	48	(35)	–	(1)	1	26
Other (iv)	73	–	1	15	(8)	(2)	(13)	2	68
Total	373	(3)	1	116	(92)	(3)	(40)	15	367

Analysed as:
Non-current liabilities	252								257
Current liabilities	121								110
Total	373								367

The equivalent disclosure for the prior year is as follows:

31 December 2011
Insurance (i)	207	5	–	51	(47)	–	(26)	9	199
Environment and remediation (ii)	81	2	1	8	(4)	–	(2)	2	88
Rationalisation and redundancy (iii)	28	–	1	26	(40)	(2)	(1)	1	13
Other (iv)	71	–	13	15	(15)	(6)	(8)	3	73
Total	387	7	15	100	(106)	(8)	(37)	15	373

Analysed as:
Non-current liabilities	253								252
Current liabilities	134								121
Total	387								373

(i)

This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of six years (2011: five years).

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

(iii)

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2012, €48 million (2011: €26 million; 2010: €55 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2011: two years).

(iv)

This includes provisions relating to guarantees and warranties of €13 million (2011: €13 million) throughout the Group at 31 December 2012. The Group expects that these provisions will be utilised within two to three years of the balance sheet date (2011: two years).

Discount rate sensitivity analysis

All provisions are discounted at a rate of 5% (2011: 5%; 2010: 5%), consistent with the average effective interest rate for the Group’s borrowings. The impact on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant, is €1 million (2011: €nil million; 2010: €1 million).

CRH 131

CONSOLIDATED FINANCIAL STATEMENTS

27. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2012 €m	2011 €m
Reported in balance sheet after offset
Deferred tax liabilities	1,301	1,492
Deferred tax assets	(197)	(290)
Net deferred income tax liability	1,104	1,202

Deferred income tax assets (deductible temporary differences)
Deficits on Group defined benefit pension obligations (note 28)	139	140
Revaluation of derivative financial instruments to fair value	21	12
Tax loss carryforwards	129	131
Share-based payment expense	1	2
Provisions for liabilities and working capital-related items	183	209
Other deductible temporary differences	48	35
Total	521	529

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €378 million (2011: €376 million). The vast majority will expire post 2017 (2011: 2016).

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	1,592	1,697
Revaluation of derivative financial instruments to fair value	15	14
Rolled-over capital gains	18	20
Total	1,625	1,731

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability
At 1 January	1,202	1,308
Translation adjustment	(17)	14
Net expense/(income) for the year (note 11)	11	(80)
Arising on acquisition (note 31)	9	27
Disposal (note 5)	(73)	(9)
Movement in deferred tax asset on Group defined benefit pension obligations	(28)	(56)
Movement in deferred tax liability on cash flow hedges	–	(2)
At 31 December	1,104	1,202

28. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee-administered funds.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium and Germany have been aggregated into a “Eurozone” category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group’s share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands and the United States and three schemes in Germany.

132 CRH

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and for long-term service commitments in respect of certain employees in the Eurozone and Switzerland. These obligations are unfunded in nature and the required disclosures form part of this note.

The cumulative actuarial gains and losses attributable to the Group’s defined benefit pension scheme obligations at 1 January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

Actuarial valuations – funding requirements

The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies – current unit, projected unit and aggregate cost. The dates of the actuarial valuations range from December 2008 to December 2012.

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

Financial assumptions – IAS 19

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

Scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31 December 2012, 31 December 2011 and 31 December 2010 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2012%	2011%	2010%	2012%	2011%	2010%	2012%	2011%	2010%	2012%	2011%	2010%
Rate of increase in:
– salaries	4.00	4.00	4.00	4.00	4.00	4.40	2.25	2.25	2.25	3.50	3.50	3.50
– pensions in payment	2.00	2.00	2.00	3.00–3.40	3.00–3.40	3.40–3.70	0.25	0.25	0.25	–	–	–
Inflation	2.00	2.00	2.00	3.00	3.00	3.40	1.25	1.25	1.50	2.00	2.00	2.00
Discount rate	3.80	5.00	5.45	4.50	4.70	5.30	1.85	2.35	2.85	3.75	4.60	5.40
Medical cost trend rate	n/a	5.25	5.25	n/a	n/a	n/a	n/a	n/a	n/a	6.25	7.00	7.50

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

	Republic of Ireland			Britain and Northern Ireland			Switzerland
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Current retirees
– male	22.9	22.5	20.9	22.5	22.7	22.9	19.7	19.6	18.7
– female	24.9	24.1	23.9	24.4	25.3	25.6	22.0	21.9	22.3

Future retirees
– male	25.5	25.3	22.1	24.4	24.1	24.6	19.7	19.6	18.7
– female	26.9	26.5	25.0	26.4	26.7	27.3	22.0	21.9	22.3

The above data allow for future improvements in life expectancy.

CRH 133

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Scheme assets

The long-term rates of return used in the calculation of the expected return on scheme assets for the years ended 31 December 2012, 31 December 2011 and 31 December 2010 respectively, determined in conjunction with the Group’s actuaries and analysed by class of investment, are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2012%	2011%	2010%	2012%	2011%	2010%	2012%	2011%	2010%	2012%	2011%	2010%
Equities	7.50	7.50	8.00	7.50	7.50	8.00	6.05	6.35	6.75	7.50	7.50	8.00
Bonds	3.50	4.00	4.50	4.00	4.50	5.00	2.05	2.35	2.75	4.00	5.00	5.50
Property	6.50	6.50	7.00	6.50	6.50	7.00	4.75	4.75	4.75	6.50	6.50	7.00
Other	1.00	2.50	2.50	1.00	2.50	2.50	1.50	1.75	2.50	1.00	2.50	2.50

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

Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2012 €m	2011 €m	2010 €m
Total defined contribution expense	143	134	125
Total defined benefit expense	21	24	53
Total expense in Consolidated Income Statement	164	158	178

At year-end 2012, €38 million (2011: €40 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Charged in arriving at Group profit before finance costs*:
Current service cost	7	11	12	16	14	13	25	21	18	(2)	1	1	46	47	44
Past service cost	(3)	(2)	2	–	–	–	1	1	–	–	–	–	(2)	(1)	2
Settlement/curtailment gain	(30)	(13)	(1)	–	(15)	(3)	–	(1)	–	–	–	1	(30)	(29)	(3)
Subtotal	(26)	(4)	13	16	(1)	10	26	21	18	(2)	1	2	14	17	43

Included in finance revenue and finance costs respectively:
Expected return on scheme assets	(31)	(33)	(37)	(32)	(30)	(27)	(24)	(23)	(22)	(9)	(10)	(10)	(96)	(96)	(96)
Interest cost on scheme liabilities	44	44	47	31	30	31	17	18	17	11	11	11	103	103	106
Subtotal	13	11	10	(1)	–	4	(7)	(5)	(5)	2	1	1	7	7	10
Net charge to Consolidated Income Statement*	(13)	7	23	15	(1)	14	19	16	13	–	2	3	21	24	53

Actual return on pension scheme assets	86	(24)	50	61	12	45	48	5	16	17	(1)	18	212	(8)	129

*	Impact of scheme disposals shown separately in note 5.

134 CRH

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

During 2012, the Group implemented changes to the terms of a number of its defined benefit pension schemes in the Eurozone giving rise to a gain of €30 million in the Consolidated Income Statement.

The Group will adopt IAS 19 Employee Benefits (revised) effective 1 January 2013. Details of the impact of adopting this standard on the accounting for the Group’s retirement benefit obligations are contained in the Accounting Policies on pages 91 and 92.

No reimbursement rights have been recognised as assets in accordance with IAS 19 Employee Benefits.

Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31 December 2012 and 31 December 2011 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m
Equities	357	323	333	254	191	190	91	96	972	863
Bonds	246	196	210	225	224	240	73	58	753	719
Property	29	31	42	37	133	129	1	–	205	197
Other	78	16	12	9	113	69	9	5	212	99
Bid value of assets	710	566	597	525	661	628	174	159	2,142	1,878
Actuarial value of liabilities
(present value)	(1,055)	(926)	(705)	(652)	(785)	(715)	(271)	(249)	(2,816)	(2,542)
Recoverable deficit in schemes	(345)	(360)	(108)	(127)	(124)	(87)	(97)	(90)	(674)	(664)
Related deferred income tax asset	51	54	25	33	25	17	38	36	139	140
Net pension liability	(294)	(306)	(83)	(94)	(99)	(70)	(59)	(54)	(535)	(524)
Split of asset values	%	%	%	%	%	%	%	%	%	%
Equities	50.3	57.1	55.8	48.4	28.9	30.3	52.3	60.4	45.3	45.9
Bonds	34.6	34.6	35.2	42.9	33.9	38.2	42.0	36.5	35.2	38.3
Property	4.1	5.5	7.0	7.0	20.1	20.5	0.5	–	9.6	10.5
Other	11.0	2.8	2.0	1.7	17.1	11.0	5.2	3.1	9.9	5.3
Total	100	100	100	100	100	100	100	100	100	100

The asset values above include €nil million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31 December 2012 (2011: €1 million).

An increase of 25 basis points in the rate of return on scheme assets would have increased scheme assets by €5 million and hence reduced the pension deficit before deferred tax to €669 million.

Analysis of liabilities – funded and unfunded
Funded defined benefit pension schemes	(1,009)	(876)	(705)	(652)	(780)	(710)	(260)	(236)	(2,754)	(2,474)
Unfunded defined benefit pension schemes	(39)	(36)	–	–	–	–	(7)	(6)	(46)	(42)
Total – defined benefit pension schemes	(1,048)	(912)	(705)	(652)	(780)	(710)	(267)	(242)	(2,800)	(2,516)
Post-retirement healthcare obligations
(unfunded)	–	(7)	–	–	–	–	(4)	(7)	(4)	(14)
Long-term service commitments (unfunded)	(7)	(7)	–	–	(5)	(5)	–	–	(12)	(12)
Actuarial value of liabilities (present value)	(1,055)	(926)	(705)	(652)	(785)	(715)	(271)	(249)	(2,816)	(2,542)

The impact of a reduction of 25 basis points in the discount rates applied would be as follows (with a corresponding increase in discount rates being inversely proportional):
Revised discount rate	3.55	4.75	4.25	4.45	1.60	2.10	3.50	4.35	n/a	n/a
Revised liabilities figure	(1,099)	(960)	(740)	(687)	(821)	(746)	(280)	(258)	(2,940)	(2,651)

CRH 135

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Post-retirement healthcare benefits – sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 Employee Benefits is not material to the Group.

History of scheme assets, liabilities and actuarial gains and losses

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Bid value of assets	2,142	1,878	1,815	1,605	1,414
Actuarial value of liabilities (present value)	(2,816)	(2,542)	(2,289)	(2,059)	(1,828)
Recoverable deficit	(674)	(664)	(474)	(454)	(414)

Actual return less expected return on scheme assets	116	(104)	33	113	(477)
% of scheme assets	5.4%	(5.5% )	1.8%	7.0%	(33.7% )

Experience gain/(loss) arising on scheme liabilities (present value)	16	31	36	(13)	(15)
% of scheme liabilities (present value)	(0.6% )	(1.2% )	(1.6% )	0.6%	0.8%

Analysis of amounts recognised in the Consolidated Statement of Comprehensive Income

	Eurozone			Britain and Northern Ireland				Switzerland			United States				Total Group
	2012 €m	2011 €m	2010 €m	2012 €m		2011 €m	2010 €m	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m		2012 €m	2011 €m	2010 €m
Actual return less expected return on scheme assets	55	(57)	13	29		(18)	18	24	(18)	(6)	8	(11)	8		116	(104)	33
Experience (loss)/gain arising on scheme liabilities (present value)	(4)	23	31	11		4	2	10	5	1	(1)	(1)	2		16	31	36
Assumptions loss arising on scheme liabilities (present value)	(177)	(102)	(50)	(23)		(33)	(27)	(73)	(48)	(16)	(30)	(22)	(9)		(303)	(205)	(102)
Actuarial (loss)/gain recognised	(126)	(136)	(6)	17		(47)	(7)	(39)	(61)	(21)	(23)	(34)	1		(171)	(278)	(33)

Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income

Actual return less expected return on scheme assets	55	(57)	13	29		(18)	18	24	(18)	(6)	8	(11)	8		116	(104)	33
% of scheme assets	7.7%	(10.1% )	2.1%	4.9%		(3.4% )	4.1%	3.6%	(2.9% )	(1.0% )	4.6%	(6.9% )	5.0%		5.4%	(5.5% )	1.8%

Experience (loss)/gain arising on scheme liabilities (present value)	(4)	23	31	11		4	2	10	5	1	(1)	(1)	2		16	31	36
% of scheme liabilities
(present value)	0.4%	(2.5% )	(3.7% )	(1.6%	)	(0.6% )	(0.3% )	(1.3% )	(0.7% )	(0.2% )	0.4%	0.4%	(0.9%	)	(0.6% )	(1.2% )	(1.6% )

Actuarial (loss)/gain recognised	(126)	(136)	(6)	17		(47)	(7)	(39)	(61)	(21)	(23)	(34)	1		(171)	(278)	(33)
% of scheme liabilities
(present value)	11.9%	14.7%	0.7%	(2.4%	)	7.2%	1.2%	5.0%	8.5%	3.3%	8.5%	13.7%	(0.5%	)	6.1%	10.9%	1.4%

136 CRH

CONSOLIDATED FINANCIAL STATEMENTS

28. Retirement Benefit Obligations continued

Since transition to IFRS on 1 January 2004, the cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income amounts to €788 million (2011: €617 million).

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m	2012 €m	2011 €m
Reconciliation of scheme assets (bid value)
At 1 January	566	610	525	440	628	606	159	159	1,878	1,815
Movement in year
Translation adjustment	–	–	12	16	4	17	(4)	5	12	38
Arising on acquisition	–	3	–	–	–	–	–	–	–	3
Disposals	(15)	–	–	–	(15)	–	–	–	(30)	–
Settlement/curtailment	(3)	–	–	(3)	–	–	(1)	–	(4)	(3)
Employer contributions paid	114	17	20	77	18	20	14	5	166	119
Contributions paid by plan participants	3	3	–	–	11	12	–	–	14	15
Benefit payments	(41)	(43)	(21)	(17)	(33)	(32)	(11)	(9)	(106)	(101)
Actual return on scheme assets	86	(24)	61	12	48	5	17	(1)	212	(8)
At 31 December	710	566	597	525	661	628	174	159	2,142	1,878

Reconciliation of actuarial value of liabilities
At 1 January	(926)	(844)	(652)	(594)	(715)	(635)	(249)	(216)	(2,542)	(2,289)
Movement in year
Translation adjustment	–	–	(15)	(20)	(5)	(18)	6	(7)	(14)	(45)
Arising on acquisition	–	(3)	–	–	–	–	–	–	–	(3)
Disposals	29	–	–	–	19	–	–	–	48	–
Current service cost	(7)	(11)	(16)	(14)	(25)	(21)	2	(1)	(46)	(47)
Contributions paid by plan participants	(3)	(3)	–	–	(11)	(12)	–	–	(14)	(15)
Benefit payments	41	43	21	17	33	32	11	9	106	101
Past service cost	3	2	–	–	(1)	(1)	–	–	2	1
Interest cost on scheme liabilities	(44)	(44)	(31)	(30)	(17)	(18)	(11)	(11)	(103)	(103)
Actuarial (loss)/gain arising on:
– experience variations	(4)	23	11	4	10	5	(1)	(1)	16	31
– changes in assumptions	(177)	(102)	(23)	(33)	(73)	(48)	(30)	(22)	(303)	(205)
Settlement/curtailment	33	13	–	18	–	1	1	–	34	32
At 31 December	(1,055)	(926)	(705)	(652)	(785)	(715)	(271)	(249)	(2,816)	(2,542)

Employer contributions payable in the 2013 financial year (expressed using year-end exchange rates for 2012) are estimated at €126 million. The difference between the actual employer contributions paid of €166 million in 2012 and the expectation of €98 million included in the 2011 Annual Report is largely attributable to accelerated funding requirements in certain of the Group’s schemes which could not have been anticipated at the time of preparation of the year-end 2011 financial statements. Employer contributions are reflected in the reconciliation of scheme assets as paid.

CRH 137

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves

	2012		2011
Equity Share Capital	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)

Authorised
At 1 January 2012 and 31 December 2012 (€m)	320	20	320	20

Number of Shares at 1 January 2012 and 31 December 2012 (‘000s)	1,000,000	1,000,000	1,000,000	1,000,000

Allotted, called-up and fully paid
At 1 January (€m)	233	14	230	14
Issue of scrip shares in lieu of cash dividends (iii)	2	–	3	–
At 31 December (€m)	235	14	233	14

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:
At 1 January	727,897	727,897	718,508	718,508
Issue of scrip shares in lieu of cash dividends (iii)	5,924	5,924	9,389	9,389
At 31 December	733,821	733,821	727,897	727,897

(i)	The Ordinary Shares represent 93.68% of the total issued share capital.

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

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued Ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company’s share option schemes and the terms attaching thereto are provided in note 8 to the financial statements and on page 76 of the Report on Directors’ Remuneration.

	Number of Shares
	2012	2011
Options exercised during the year (satisfied by the reissue of Treasury Shares)	1,163,827	248,806

Share participation schemes

As at 31 December 2012, 7,272,632 (2011: 7,118,587) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2012, the appropriation of 154,045 shares was satisfied by the reissue of Treasury Shares (2011: 39,144). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 8.

138 CRH

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves continued

Performance Share Plan

In accordance with the terms of the Performance Share Plan (see note 8), Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	Number of Shares
	2012	2011
At 1 January	–	163,226
Released by the Employee Benefit Trust to the participants of the Performance Share Plan	–	(163,226)
At 31 December	–	–

In 2012, 226,617 Ordinary Shares were acquired by the Employee Benefit Trust by way of the reissue of Treasury Shares by CRH plc to satisfy the release of shares in respect of the 2009 award under the Performance Share Plan.

(iii)	Issue of scrip shares in lieu of cash dividends:

	Number of Shares			Price per Share
	2012	2011	2010	2012	2011	2010
May 2012 – Final 2011 dividend (2011: Final 2010 dividend; 2010: Final 2009 dividend)	2,653,368	6,950,139	7,308,591	€15.40	€15.35	€17.86
October 2012 – Interim 2012 dividend (2011: Interim 2011 dividend; 2010: Interim 2010 dividend)	3,270,169	2,438,854	714,402	€14.27	€11.50	€12.76
Total	5,923,537	9,388,993	8,022,993

Preference Share Capital	5% Cumulative Preference Shares of €1.27 each (iv)		7% ‘A’ Cumulative Preference Shares of €1.27 each (v)
	Number of Shares (‘000s)	€m	Number of Shares (‘000s)	€m
Authorised
At 1 January 2012 and 31 December 2012	150	–	872	1

Allotted, called-up and fully paid
At 1 January 2012 and 31 December 2012	50	–	872	1

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

(v)

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% ‘A’ Cumulative Preference Shares represent 0.44% of the total issued share capital.

Treasury Shares/own shares

	2012 €m	2011 €m
At 1 January	(183)	(199)
Treasury Shares/own shares reissued	37	16
At 31 December	(146)	(183)

As at the balance sheet date, the total number of Treasury Shares held was 7,374,706 (2011: 8,919,195); the nominal value of these shares was €3 million (2011: €3 million). During the year ended 31 December 2012, 1,317,872 shares were reissued (2011: 287,950) to satisfy exercises and appropriations under the Group’s share option and share participation schemes. In addition, 226,617 (2011: 150,330) shares were reissued to the CRH plc Employee Benefit Trust in connection with the release of the award under the Performance Share Plan. These reissued Treasury Shares were previously purchased at an average price of €24.11 (2011: €24.17) . No Treasury Shares were purchased during 2012 or 2011.

CRH 139

CONSOLIDATED FINANCIAL STATEMENTS

29. Share Capital and Reserves continued

Reconciliation of shares issued to net proceeds

	2012 €m	2011 €m	2010 €m
Shares issued at nominal amount:
– scrip shares issued in lieu of cash dividends	2	3	3
Premium on shares issued	86	132	137
Total value of shares issued	88	135	140
Issue of scrip shares in lieu of cash dividends (note 12)	(88)	(135)	(140)
Net proceeds from issue of shares	–	–	–

Share Premium

	2012 €m	2011 €m
At 1 January	4,047	3,915
Premium arising on shares issued	86	132
At 31 December	4,133	4,047

30. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2012 €m	2011 €m	2010 €m
Within one year	274	251	257
After one year but not more than five years	661	615	595
More than five years	401	384	415
	1,336	1,250	1,267

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

31. Business Combinations and Acquisitions of Joint Ventures

The principal acquisitions completed during the year ended 31 December 2012 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Materials: Finland: Lemminkainen Rakennustuotteet (28 September); Isle of Man: assets of Cemex (20 December).

Europe Products: Germany: Alulux Erhardt (4 April); Malaysia: Moment Group (24 April, also Singapore, Philippines and India); United Kingdom: Anchor Bay Construction Products (4 January) and Helifix (3 December).

Europe Distribution: Belgium: Sani-Design (10 August) and Lambrechts (19 December); the Netherlands: Wijck’s Afbouwmaterialen (11 June).

Americas Materials: Colorado: Mud Creek reserves (17 February), DeBeque reserves (5 March) and Otter Creek (23 March); Delaware: Heritage JV (50%, 30 January, also Maryland and Pennsylvania); Massachusetts: Morse (31 October); Nebraska: Omni Engineering (2 March) and KMG Partners (20 March); New Jersey: Trap Rock Industries (31 December); North Carolina: Rhodes Brothers Paving (13 January); Ohio: Sidwell Materials (31 December); Pennsylvania: certain assets of Haines and Kibblehouse (27 December, also Maryland); Tennessee: Concrete Materials (28 December); Texas: Knife River (30 March); West Virginia: Alcon (23 February), Arrow Construction (15 June) and BTI (50%, 6 July).

Americas Products: Ontario: paver plant assets of Hanson Hardscapes (17 August, also Florida); California: precast assets of US Concrete (20 August); Florida: Corbitt Manufacturing (5 June, also Louisiana and Texas); Maryland: L&L Brick Supply (31 July); Michigan: Surface Coatings (14 December); Oregon: Bowco Industries (18 October) and selected production assets of Hanson Precast (13 December, also Washington); Rhode Island: Park Avenue Cement Block (24 February); Texas: packaged products assets of TXI (16 April).

140 CRH

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2012 €m	2011 €m	2010 €m

Assets
Non-current assets
Property, plant and equipment	254	339	321
Intangible assets	65	29	45
Investments in associates	–	–	4
Other financial assets	–	–	2
Deferred income tax assets	10	2	1
Total non-current assets	329	370	373

Current assets
Inventories	98	53	92
Trade and other receivables (i)	103	62	80
Cash and cash equivalents	19	24	33
Total current assets	220	139	205

Liabilities
Non-current liabilities
Deferred income tax liabilities	(19)	(29)	(29)
Retirement benefit obligations	–	–	(3)
Provisions for liabilities (stated at net present cost)	(1)	(14)	(6)
Non-current interest-bearing loans and borrowings and finance leases	(5)	(33)	(10)
Total non-current liabilities	(25)	(76)	(48)

Current liabilities
Trade and other payables	(57)	(49)	(64)
Current income tax liabilities	(3)	–	(6)
Provisions for liabilities (stated at net present cost)	–	(1)	(1)
Current interest-bearing loans and borrowings and finance leases	(37)	(14)	(27)
Total current liabilities	(97)	(64)	(98)

Total identifiable net assets at fair value	427	369	432
Goodwill arising on acquisition (ii)	165	207	82
Excess of fair value of identifiable net assets over consideration paid	–	(5)	–
Non-controlling interests*	–	2	(6)
Total consideration	592	573	508

Consideration satisfied by:
Cash payments	439	531	469
Deferred consideration (stated at net present cost)	77	14	26
Contingent consideration (iii)	76	28	(3)
	592	573	492
Profit on step acquisition	–	–	16
Total consideration	592	573	508

* Measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

Net cash outflow arising on acquisition
Cash consideration	439	531	469
Less: cash and cash equivalents acquired	(19)	(24)	(33)
Total	420	507	436

CRH 141

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

None of the acquisitions completed during the financial years 2012, 2011 or 2010 were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)

The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €106 million (2011: €65 million; 2010: €83 million). The fair value of these receivables is €103 million (all of which is expected to be recoverable) (2011: €62 million; 2010: €80 million) and is inclusive of an aggregate allowance for impairment of €3 million (2011: €3 million; 2010: €3 million).

(ii)

The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €106 million of the goodwill recognised in respect of acquisitions completed in 2012 is expected to be deductible for tax purposes (2011: €82 million; 2010: €46 million).

(iii)

The fair value of contingent consideration recognised at date of acquisition is €76 million. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €nil million to a maximum of €118 million.

Acquisition-related costs amounting to €4 million (2011: €3 million; 2010: €3 million) have been included in operating costs in the Consolidated Income Statement (note 3).

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustments €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value €m
Non-current assets	178	155	–	(4)	329
Current assets	218	2	–	–	220
Non-current liabilities	(8)	(18)	–	1	(25)
Current liabilities	(87)	(1)	(1)	(8)	(97)
Identifiable net assets acquired	301	138	(1)	(11)	427
Goodwill arising on acquisition (see (ii) above)	290	(138)	1	12	165
Total consideration	591	–	–	1	592

The equivalent disclosure for 2011 is as follows:

Non-current assets	221	151	–	(2)	370
Current assets	146	–	(1)	(6)	139
Non-current liabilities	(56)	(23)	–	3	(76)
Current liabilities	(71)	–	–	7	(64)
Non-controlling interests	–	–	–	2	2
Identifiable net assets acquired	240	128	(1)	4	371
Goodwill arising on acquisition	327	(128)	1	2	202
Total consideration	567	–	–	6	573

The equivalent disclosure for 2010 is as follows:

Non-current assets	251	117	(1)	6	373
Current assets	195	8	–	2	205
Non-current liabilities	(50)	3	–	(1)	(48)
Current liabilities	(84)	(9)	–	(5)	(98)
Non-controlling interests	(6)	–	–	–	(6)
Identifiable net assets acquired	306	119	(1)	2	426
Goodwill arising on acquisition	191	(103)	1	(7)	82
Total consideration (including profit on step acquisition)	497	16	–	(5)	508

142 CRH

CONSOLIDATED FINANCIAL STATEMENTS

31. Business Combinations and Acquisitions of Joint Ventures continued

The following table analyses the 34 acquisitions (2011: 43 acquisitions; 2010: 28 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments

	Number of Acquisitions			Goodwill			Consideration*
	2012	2011	2010	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Europe Materials	2	5	5	26	99	3	58	213	102
Europe Products	4	4	–	68	4	–	151	9	–
Europe Distribution	3	5	2	8	8	34	40	26	146
Americas Materials	16	19	18	37	55	42	230	214	238
Americas Products	9	4	2	14	5	8	112	28	24
Americas Distribution	–	6	1	–	29	2	–	77	3
Group totals	34	43	28	153	200	89	591	567	513
Adjustments to provisional fair values							1	6	(5)
Total consideration							592	573	508

*Includes profit on step acquisition in 2010.

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2012 €m	2011 €m	2010 €m
Revenue	274	157	174
Cost of sales	(203)	(111)	(131)
Gross profit	71	46	43
Operating costs	(57)	(30)	(29)
Group operating profit	14	16	14
Loss on disposals	–	(1)	–
Profit before finance costs	14	15	14
Finance costs (net)	(2)	(4)	(2)
Profit before tax	12	11	12
Income tax expense	(4)	(3)	(3)
Group profit for the financial year	8	8	9

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2012
	2012 acquisitions €m	CRH Group excluding 2012 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2011 €m
Revenue	676	18,385	19,061	18,389
Group profit for the financial year	26	546	572	600

The equivalent disclosure for 2011 is as follows:

	Pro-forma 2011
	2011 acquisitions €m	CRH Group excluding 2011 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2010 €m
Revenue	465	17,924	18,389	17,749
Group profit for the financial year	11	589	600	462

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

CRH 143

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 91 to 99. The Group’s principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 to this Annual Report.

Sales to and purchases from joint ventures are immaterial in 2012 and 2011. Loans extended by the Group to joint ventures and associates (see note 16) are included in financial assets (whilst the Group’s share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group’s interests in these entities). Sales to and purchases from associates during the financial year ended 31 December 2012 amounted to €21 million (2011: €25 million; 2010: €27 million) and €452 million (2011: €488 million; 2010: €479 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

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

Key management remuneration amounted to:

	2012 €m	2011 €m	2010 €m
Short-term benefits	6	6	6
Post-employment benefits	2	2	2
Share-based payments – calculated in accordance with the principles disclosed in note 8	2	2	2
Total	10	10	10

Other than these compensation entitlements, there were no other transactions involving key management personnel.

144 CRH

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information

The following consolidating information presents Condensed Balance Sheets as at 31 December 2012 and 2011 and Condensed Group Income Statements and Group Cash Flows for the years ended 31 December 2012, 2011 and 2010 of the Company and CRH America, Inc. (“CRHA”) as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is 100% owned by the company. The Guarantees of the guarantor are full and unconditional.

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2012

	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

ASSETS
Non-current assets
Property, plant and equipment	–	–	8,448	–	8,448
Intangible assets	–	–	4,446	–	4,446
Subsidiaries	5,099	150	1,682	(6,931)	–
Investments accounted for using the equity method	–	–	710	–	710
Advances to subsidiaries and parent undertakings	–	3,806	–	(3,806)	–
Other financial assets	–	–	161	–	161
Other receivables	–	–	86	–	86
Derivative financial instruments	–	88	32	–	120
Deferred income tax assets	–	–	197	–	197
Total non-current assets	5,099	4,044	15,762	(10,737)	14,168

Current assets
Inventories	–	–	2,397	–	2,397
Trade and other receivables	–	13	2,579	–	2,592
Advances to subsidiaries and parent undertakings	6,394	–	1,126	(7,520)	–
Asset held for sale	–	–	143	–	143
Current income tax recoverable	–	–	17	–	17
Derivative financial instruments	–	16	36	–	52
Liquid investments	–	–	31	–	31
Cash and cash equivalents	172	570	1,026	–	1,768
Total current assets	6,566	599	7,355	(7,520)	7,000
Total assets	11,665	4,643	23,117	(18,257)	21,168

EQUITY
Equity share capital	249	–	–	–	249
Preference share capital	1	–	–	–	1
Share premium account	4,133	1,747	236	(1,983)	4,133
Treasury Shares and own shares	(146)	–	–	–	(146)
Other reserves	182	–	182	(182)	182
Foreign currency translation reserve	(169)	–	–	–	(169)
Retained income	6,287	(302)	5,068	(4,766)	6,287
Capital and reserves attributable to the Company’s equity holders	10,537	1,445	5,486	(6,931)	10,537
Non-controlling interests	–	–	36	–	36
Total equity	10,537	1,445	5,522	(6,931)	10,573

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	–	2,572	1,667	–	4,239
Derivative financial instruments	–	–	14	–	14
Deferred income tax liabilities	–	–	1,301	–	1,301
Other payables	–	–	296	–	296
Advances from subsidiary and parent undertakings	–	–	3,806	(3,806)	–
Retirement benefit obligations	–	–	674	–	674
Provisions for liabilities	–	–	257	–	257
Total non-current liabilities	–	2,572	8,015	(3,806)	6,781

Current liabilities
Trade and other payables	–	59	2,782	–	2,841
Advances from subsidiary and parent undertakings	1,126	–	6,394	(7,520)	–
Current income tax liabilities	–	–	181	–	181
Interest-bearing loans and borrowings	2	567	107	–	676
Derivative financial instruments	–	–	6	–	6
Provisions for liabilities	–	–	110	–	110
Total current liabilities	1,128	626	9,580	(7,520)	3,814
Total liabilities	1,128	3,198	17,595	(11,326)	10,595
Total equity and liabilities	11,665	4,643	23,117	(18,257)	21,168

CRH 145

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2011

	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

ASSETS
Non-current assets
Property, plant and equipment	–	–	8,936	–	8,936
Intangible assets	–	–	4,488	–	4,488
Subsidiaries	5,733	124	1,682	(7,539)	–
Investments accounted for using the equity method	–	–	948	–	948
Advances to subsidiaries and parent undertakings	–	3,839	–	(3,839)	–
Other financial assets	–	–	177	–	177
Other receivables	–	–	62	–	62
Derivative financial instruments	–	122	59	–	181
Deferred income tax assets	–	–	290	–	290
Total non-current assets	5,733	4,085	16,642	(11,378)	15,082

Current assets
Inventories	–	–	2,286	–	2,286
Trade and other receivables	–	–	2,663	–	2,663
Advances to subsidiaries and parent undertakings	6,494	–	1,881	(8,375)	–
Current income tax recoverable	–	–	8	–	8
Derivative financial instruments	–	9	15	–	24
Liquid investments	–	–	29	–	29
Cash and cash equivalents	167	962	166	–	1,295
Total current assets	6,661	971	7,048	(8,375)	6,305
Total assets	12,394	5,056	23,690	(19,753)	21,387

EQUITY
Equity share capital	247	–	–	–	247
Preference share capital	1	–	–	–	1
Share premium account	4,047	1,747	262	(2,009)	4,047
Treasury Shares and own shares	(183)	–	–	–	(183)
Other reserves	168	–	168	(168)	168
Foreign currency translation reserve	(119)	–	–	–	(119)
Retained income	6,348	(298)	5,660	(5,362)	6,348
Capital and reserves attributable to the Company’s equity holders	10,509	1,449	6,090	(7,539)	10,509
Non-controlling interests	–	–	74	–	74
Total equity	10,509	1,449	6,164	(7,539)	10,583

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	–	3,207	1,256	–	4,463
Derivative financial instruments	–	–	20	–	20
Deferred income tax liabilities	–	–	1,492	–	1,492
Other payables	–	–	204	–	204
Advances from subsidiary and parent undertakings	–	–	3,839	(3,839)	–
Retirement benefit obligations	–	–	664	–	664
Provisions for liabilities	–	–	252	–	252
Total non-current liabilities	–	3,207	7,727	(3,839)	7,095

Current liabilities
Trade and other payables	–	44	2,814	–	2,858
Advances from subsidiary and parent undertakings	1,881	–	6,494	(8,375)	–
Current income tax liabilities	1	–	200	–	201
Interest-bearing loans and borrowings	3	356	160	–	519
Derivative financial instruments	–	–	10	–	10
Provisions for liabilities	–	–	121	–	121
Total current liabilities	1,885	400	9,799	(8,375)	3,709
Total liabilities	1,885	3,607	17,526	(12,214)	10,804
Total equity and liabilities	12,394	5,056	23,690	(19,753)	21,387

146 CRH

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2012
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
Revenue	–	–	18,659	–	18,659
Cost of sales	–	–	(13,562)	–	(13,562)
Gross profit	–	–	5,097	–	5,097
Operating income/(costs)	1,004	–	(5,256)	–	(4,252)
Group operating profit	1,004	–	(159)	–	845
Profit on disposals	2	–	228	–	230
Profit before finance costs	1,006	–	69	–	1,075
Finance costs	–	(205)	(285)	213	(277)
Finance income	–	213	19	(213)	19
Other financial expense	–	–	(31)	–	(31)
Share of subsidiaries’ profit before tax	(222)	28	–	194	–
Share of associates’ (loss)/profit	(112)	–	(112)	112	(112)
Profit before tax	672	36	(340)	306	674
Income tax expense	(120)	(14)	(106)	120	(120)
Group profit for the financial year	552	22	(446)	426	554

Profit attributable to:
Equity holders of the Company	552	22	(448)	426	552
Non-controlling interests	–	–	2	–	2
Group profit for the financial year	552	22	(446)	426	554

	Year ended 31 December 2011
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
Revenue	–	–	18,081	–	18,081
Cost of sales	–	–	(13,179)	–	(13,179)
Gross profit	–	–	4,902	–	4,902
Operating income/(costs)	39	–	(4,070)	–	(4,031)
Group operating profit	39	–	832	–	871
Profit on disposals	14	–	41	–	55
Profit before finance costs	53	–	873	–	926
Finance costs	–	(294)	(273)	305	(262)
Finance income	–	305	33	(305)	33
Other financial expense	–	–	(28)	–	(28)
Share of subsidiaries’ profit before tax	609	4	–	(613)	–
Share of associates’ profit	42	–	42	(42)	42
Profit before tax	704	15	647	(655)	711
Income tax expense	(114)	(39)	(75)	114	(114)
Group profit for the financial year	590	(24)	572	(541)	597

Profit attributable to:
Equity holders of the Company	590	(24)	565	(541)	590
Non-controlling interests	–	–	7	–	7
Group profit for the financial year	590	(24)	572	(541)	597

CRH 147

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2010
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m
Revenue	–	–	17,173	–	17,173
Cost of sales	–	–	(12,363)	–	(12,363)
Gross profit	–	–	4,810	–	4,810
Operating income/(costs)	15	–	(4,127)	–	(4,112)
Group operating profit	15	–	683	–	698
Profit on disposals	–	–	55	–	55
Profit before finance costs	15	–	738	–	753
Finance costs	–	(364)	(269)	378	(255)
Finance income	–	378	37	(378)	37
Other financial expense	–	–	(29)	–	(29)
Share of subsidiaries’ profit before tax	484	20	–	(504)	–
Share of associates’ profit	28	–	28	(28)	28
Profit before tax	527	34	505	(532)	534
Income tax expense	(95)	(4)	(91)	95	(95)
Group profit for the financial year	432	30	414	(437)	439

Profit attributable to:
Equity holders of the Company	432	30	407	(437)	432
Non-controlling interests	–	–	7	–	7
Group profit for the financial year	432	30	414	(437)	439

148 CRH

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2012
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

Cash flows from operating activities
Profit before tax	672	36	(340)	306	674
Finance costs (net)	–	(8)	297	–	289
Group share of subsidiaries’ profit before tax	222	(28)	–	(194)	–
Share of associates’ result	112	–	112	(112)	112
Profit on disposals	(2)	–	(228)	–	(230)
Group operating profit	1,004	–	(159)	–	845
Depreciation charge	–	–	748	–	748
Amortisation of intangible assets	–	–	47	–	47
Share-based payment expense	–	–	14	–	14
Other (primarily pension payments)	–	–	(152)	–	(152)
Net movement on working capital and provisions	–	3	(78)	–	(75)
Cash generated from operations	1,004	3	420	–	1,427
Interest paid (including finance leases)	–	(205)	(272)	213	(264)
Increase in liquid investments	–	–	(4)	–	(4)
Corporation tax paid	(1)	(14)	(119)	–	(134)
Net cash inflow/(outflow) from operating activities	1,003	(216)	25	213	1,025

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	2	–	749	–	751
Interest received	–	213	19	(213)	19
Dividends received from associates	–	–	18	–	18
Purchase of property, plant and equipment	–	–	(575)	–	(575)
Advances (to)/from subsidiary and parent undertakings	(653)	(42)	695	–	–
Acquisition of subsidiaries and joint ventures (net of cash acquired)	–	–	(420)	–	(420)
Other investments and advances	–	–	(32)	–	(32)
Deferred and contingent acquisition consideration paid	–	–	(30)	–	(30)
Net cash (outflow)/inflow from investing activities	(651)	171	424	(213)	(269)

Cash flows from financing activities
Proceeds from exercise of share options	16	–	–	–	16
Acquisition of non-controlling interests	–	–	(2)	–	(2)
Increase in interest-bearing loans, borrowings and finance leases	–	–	502	–	502
Net cash flow arising from derivative financial instruments	–	25	(12)	–	13
Repayment of interest-bearing loans, borrowings and finance leases	(1)	(363)	(55)	–	(419)
Dividends paid to equity holders of the Company	(362)	–	–	–	(362)
Dividends paid to non-controlling interests	–	–	(5)	–	(5)
Net cash (outflow)/inflow from financing activities	(347)	(338)	428	–	(257)

Increase/(decrease) in cash and cash equivalents	5	(383)	877	–	499

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	167	962	166	–	1,295
Translation adjustment	–	(9)	(17)	–	(26)
Increase/(decrease) in cash and cash equivalents	5	(383)	877	–	499
Cash and cash equivalents at 31 December	172	570	1,026	–	1,768

CRH 149

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2011
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

Cash flows from operating activities
Profit before tax	704	15	647	(655)	711
Finance costs (net)	–	(11)	268	–	257
Group share of subsidiaries’ profit before tax	(609)	(4)	–	613	–
Share of associates’ result	(42)	–	(42)	42	(42)
Profit on disposals	(14)	–	(41)	–	(55)
Group operating profit	39	–	832	–	871
Depreciation charge	–	–	742	–	742
Amortisation of intangible assets	–	–	43	–	43
Share-based payment expense	–	–	21	–	21
Other (primarily pension payments)	–	–	(109)	–	(109)
Net movement on working capital and provisions	–	3	(214)	–	(211)
Cash generated from operations	39	3	1,315	–	1,357
Interest paid (including finance leases)	–	(294)	(250)	305	(239)
Decrease in liquid investments	–	–	4	–	4
Corporation tax paid	–	(5)	(91)	–	(96)
Net cash inflow/(outflow) from operating activities	39	(296)	978	305	1,026

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	17	–	425	–	442
Interest received	–	305	32	(305)	32
Dividends received from associates	–	–	20	–	20
Purchase of property, plant and equipment	–	–	(576)	–	(576)
Advances from/(to) subsidiary and parent undertakings	253	24	(277)	–	–
Acquisition of subsidiaries and joint ventures (net of cash acquired)	–	–	(507)	–	(507)
Other investments and advances	–	–	(24)	–	(24)
Deferred and contingent acquisition consideration paid	–	–	(21)	–	(21)
Net cash inflow/(outflow) from investing activities	270	329	(928)	(305)	(634)

Cash flows from financing activities
Proceeds from exercise of share options	6	–	–	–	6
Acquisition of non-controlling interests	–	–	(11)	–	(11)
Increase in interest-bearing loans, borrowings and finance leases	–	–	101	–	101
Net cash flow arising from derivative financial instruments	–	27	(90)	–	(63)
Repayment of interest-bearing loans, borrowings and finance leases	(1)	(446)	(105)	–	(552)
Dividends paid to equity holders of the Company	(310)	–	–	–	(310)
Dividends paid to non-controlling interests	–	–	(9)	–	(9)
Net cash outflow from financing activities	(305)	(419)	(114)	–	(838)

Increase/(decrease) in cash and cash equivalents	4	(386)	(64)	–	(446)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	163	1,334	233	–	1,730
Translation adjustment	–	14	(3)	–	11
Increase/(decrease) in cash and cash equivalents	4	(386)	(64)	–	(446)
Cash and cash equivalents at 31 December	167	962	166	–	1,295

150 CRH

CONSOLIDATED FINANCIAL STATEMENTS

33. Supplemental Guarantor Information continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2010
	CRH €m	CRHA €m	Non-Guarantor Subsidiaries €m	Eliminate and Reclassify €m	CRH and Subsidiaries €m

Cash flows from operating activities
Profit before tax	527	34	505	(532)	534
Finance costs (net)	–	(14)	261	–	247
Group share of subsidiaries’ profit before tax	(484)	(20)	–	504	–
Share of associates’ result	(28)	–	(28)	28	(28)
Profit on disposals	–	–	(55)	–	(55)
Group operating profit	15	–	683	–	698
Depreciation charge	–	–	786	–	786
Amortisation of intangible assets	–	–	131	–	131
Share-based payment expense	–	–	19	–	19
Other (primarily pension payments)	–	–	(35)	–	(35)
Net movement on working capital and provisions	–	(14)	156	–	142
Cash generated from operations	15	(14)	1,740	–	1,741
Interest paid (including finance leases)	–	(364)	(297)	378	(283)
Decrease in liquid investments	–	–	33	–	33
Corporation tax paid	1	–	(101)	–	(100)
Net cash inflow/(outflow) from operating activities	16	(378)	1,375	378	1,391

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	–	–	188	–	188
Interest received	–	378	35	(378)	35
Dividends received from associates	–	–	51	–	51
Purchase of property, plant and equipment	–	–	(466)	–	(466)
Advances from/(to) subsidiary and parent undertakings	246	1,475	(1,721)	–	–
Acquisition of subsidiaries and joint ventures (net of cash acquired)	–	–	(436)	–	(436)
Other investments and advances	–	–	(67)	–	(67)
Deferred and contingent acquisition consideration paid	–	–	(27)	–	(27)
Increase in finance-related receivables	–	–	115	–	115
Net cash inflow/(outflow) from investing activities	246	1,853	(2,328)	(378)	(607)

Cash flows from financing activities
Proceeds form exercise of share options	45	–	–	–	45
Acquisition of non-controlling interests	–	–	(2)	–	(2)
Increase in interest-bearing loans, borrowings and finance leases	–	(195)	761	–	566
Net cash inflow arising from derivative financial instruments	–	65	17	–	82
Repayment of interest-bearing loans, borrowings and finance leases	2	–	(887)	–	(885)
Dividends paid to equity holders of the Company	(298)	–	–	–	(298)
Dividends paid to non-controlling interests	–	–	(6)	–	(6)
Net cash outflow from financing activities	(251)	(130)	(117)	–	(498)

Increase/(decrease) in cash and cash equivalents	11	1,345	(1,070)	–	286

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	152	–	1,220	–	1,372
Translation adjustment	–	(11)	83	–	72
Increase/(decrease) in cash and cash equivalents	11	1,345	(1,070)	–	286
Cash and cash equivalents at 31 December	163	1,334	233	–	1,730

34. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 87 to 151 in respect of the year ended 31 December 2012 on 27 March 2013.

CRH 151

SHAREHOLDER INFORMATION

Page
153	Stock Exchange Listings
154	Ownership of Ordinary Shares
154	Major Shareholders
155	Dividends
156	Share Plans
157	American Depositary Shares
158	Taxation
160	Memorandum and Articles of Association
161	Financial Calendar
162	Electronic Communications
162	Principal Accountant Fees and Services
162	Documents on Display

152 CRH

SHAREHOLDER INFORMATION

Stock Exchange Listings

CRH has a premium listing on the London Stock Exchange and a secondary listing on the Irish Stock Exchange.

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

The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Ordinary Shares in euro on the Irish Stock Exchange from 2008 through 22 March 2013 and in Sterling on the London Stock Exchange from 6 December 2011 (as the London Stock Exchange became CRH’s sole premium listing on that date) through 22 March 2013. The table also sets forth, for the same periods, the high and low closing sale prices for the ADSs on the NYSE.

	Sterling per Ordinary Share†				Euro per Ordinary Share†				US Dollars per ADS†
	High		Low		High		Low		High	Low
Calendar Year
2008					€24.50		€12.44		$37.78	$15.73
2009					€20.70		€11.50		$30.53	$17.37
2010					€22.00		€11.51		$29.43	$14.77
2011	£12.80	(i)	£11.09	(i)	€17.00	(ii)	€10.50	(ii)	$24.95	$14.38
2012	£14.09		£10.52		€16.79		€12.99		$22.20	$16.35

2011
First Quarter					€17.00		€14.30		$23.60	$18.58
Second Quarter					€16.75		€14.05		$24.95	$20.22
Third Quarter					€15.48		€10.50		$22.56	$14.38
Fourth Quarter	£12.80	(i)	£11.09	(i)	€15.36	(ii)	€11.32	(ii)	$20.22	$15.21

2012
First Quarter	£14.09		£12.06		€16.79		€14.62		$22.20	$18.71
Second Quarter	£12.99		£10.52		€15.63		€12.99		$20.68	$16.35
Third Quarter	£12.78		£10.97		€15.92		€13.84		$20.62	$17.46
Fourth Quarter	£12.56		£10.90		€15.38		€13.51		$20.47	$17.45

Recent Months
September 2012	£12.78		£10.97		€15.71		€13.84		$20.62	$17.57
October 2012	£12.10		£11.00		€15.00		€13.51		$19.43	$17.72
November 2012	£12.04		£10.90		€15.01		€13.60		$19.26	$17.45
December 2012	£12.56		£11.35		€15.38		€14.01		$20.47	$18.28
January 2013	£13.64		£12.15		€15.91		€14.68		$21.52	$19.56
February 2013	£14.38		£13.09		€16.72		€15.20		$21.94	$20.29
March 2013 (through 22 March 2013)	£15.40		£14.41		€17.86		€16.65		$23.05	$21.72

†	Ordinary Share and ADS data for 2008 has been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.

(i)	The Sterling high and low closing prices displayed for 2011, based on the London Stock Exchange, are only for the period from 6 December 2011, from which date it became the sole premium listing.

(ii)	The euro high and low closing prices displayed for 2011 are for the entire period shown and based on the Irish Stock Exchange.

For further information on CRH shares see note 29 to the Consolidated Financial Statements.

CRH 153

SHAREHOLDER INFORMATION

Ownership of Ordinary Shares

Shareholdings as at 31 December 2012

Geographic Location[1]	Number of shares held ’000s	% of total
Europe/Other	134,156	18.28
Ireland	27,834	3.79
North America	303,056	41.30
Retail	114,339	15.58
United Kingdom	147,061	20.04
Treasury	7,375	1.01
	733,821	100

1	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of Shareholders	% of total	Number of shares held ’000s	% of total
1 – 1,000	15,408	59.37	5,321	0.73
1,001 – 10,000	8,986	34.63	26,194	3.57
10,001 – 100,000	1,169	4.51	32,286	4.40
100,001 – 1,000,000	302	1.16	104,248	14.20
Over 1,000,000	86	0.33	565,772	77.10
	25,951	100	733,821	100

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal person severally or jointly. The major shareholders do not have different voting rights. As at 31 December 2012, the Company had received notification of the following interests in its Ordinary share capital:

	31 December 2012		31 December 2011		31 December 2010
Name	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end
BlackRock, Inc.[2]	28,961,677	3.98%	28,961,677	4.02%	28,235,082	3.98%
The Capital Group Companies, Inc. (“CGC”)[3]	35,763,581	4.92%	–	–	–	–
Capital Research and Management
Company (“CRMC”)[3]	–	–	69,367,916	9.64%	77,242,667	10.89%
Harbor International Fund	21,999,275	3.02%	21,999,275	3.05%	–	–
Legal & General Group Plc	22,496,003	3.09%	–	–	–	–
Norges Bank (The Central Bank of Norway)	21,543,277	2.96%	21,543,277	2.99%	21,707,149	3.06%
Templeton Global Advisors Limited	21,503,171	2.96%	21,503,171	2.99%	–	–
UBS AG	26,380,604	3.63%	26,380,604	3.66%	26,380,604	3.72%

2	BlackRock, Inc. has advised that its interest in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.
3

In 2012, CGC advised the Company that, with effect from 1 September 2012, the holdings of CRMC and Capital Group International, Inc. (“CGII”), which were previously reported separately, would be reported in aggregate by CGC, the parent of both CRMC and CGII.

Between 31 December 2012 and 22 March 2013, the Company has been advised that The Capital Group Companies, Inc. has decreased its holding to 28,182,547 (3.87%), that BlackRock, Inc. has increased its holding to 35,977,552 (4.95%) and that Legal & General Group Plc has decreased its holding to below 3%.

154 CRH

SHAREHOLDER INFORMATION

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of equity securities by the issuer and/or affiliated purchasers during the course of 2012.

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

The following table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. For the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the FRB Noon Buying Rate on the date of payment. The final dividend, if approved at the forthcoming Annual General Meeting of shareholders to be held on 8 May 2013, will be paid on 13 May 2013 and will bring the full year dividend for 2012 to 62.50 cent, with dividend cover of 1.2 times. The proposed final dividend has been translated using the FRB Noon Buying Rate on 22 March 2013.

	Euro cent per ordinary share[a]				Translated into US cents per ADS[a]
Years ended 31 December	Interim	Final		Total	Interim	Final		Total
2008	18.48	43.74		62.22	23.44	59.43		82.87
2009	18.50	44.00		62.50	27.46	58.79		86.25
2010	18.50	44.00		62.50	25.64	62.23		87.87
2011	18.50	44.00		62.50	25.43	58.36		83.79
2012	18.50	44.00	[b]	62.50	24.09	57.18	[b]	81.27

a	Dividend per share amounts for 2008 have been adjusted for the bonus element of the March 2009 Rights Issue by applying a factor of 1.1090.
b	Proposed

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Capita Registrars (Ireland) Limited (“Capital Registrars”). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from Capita Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed exemption form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should complete the required dividend mandate form and submit it to Capita Registrars. A copy of the mandate form can be obtained from the shareholder services section of the CRH website, www.crh.com, under “Equity Investors”. Alternatively, shareholders can contact Capita Registrars to obtain a mandate form (see contact details on page 162). Tax vouchers will be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose address, according to the Share Register, is in the UK and the United States respectively, unless they require otherwise.

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

As the above mentioned dividend payment arrangements can be inflexible for institutional shareholders, where shares are held in CREST, dividends are automatically paid in euro unless a currency election is made. CREST members should use the facility in CREST to make currency elections. Such elections must be made in respect of entire holdings as partial elections are not permissible.

CRH 155

SHAREHOLDER INFORMATION

Share Plans

The Group operates share option schemes, a performance share plan, share participation schemes and savings-related share option schemes (the “Schemes”) for eligible employees in all regions where the regulations permit the operation of such schemes. A brief description of the Schemes is outlined below. Shares issued (whether by way of the allotment of new shares or the reissue of Treasury shares) in connection with the Schemes rank pari passu in all respects with the Ordinary and Income shares of the Company.

2000 Share Option Schemes

At the Annual General Meeting held on 3 May 2000, shareholders approved the adoption of Share Option Schemes (the “2000 Share Option Schemes”) to replace schemes which were approved in May 1990. The 2000 Share Option Schemes were replaced by new schemes in May 2010 (see below).

Details of the performance criteria applicable to “basic tier” and “second tier” options granted under the 2000 Share Option Schemes in the 10 years following the Adoption Date are contained in the Report on Directors’ Remuneration on page 82.

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

The 2010 Share Option Schemes (the “2010 Schemes”) are based on one tier of options with a single vesting test. The performance criteria for the 2010 Schemes are EPS-based. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group. Please refer to the Report on Directors’ Remuneration on page 76 in relation to the performance criteria for the 2010 Schemes.

The Remuneration Committee oversees the operation of the 2010 Schemes. No option can be granted under the 2010 Schemes more than ten years after shareholders approve the schemes and no option can be exercised more than ten years after the date of grant, except that where the tenth anniversary falls within a period in which a participant is in possession of unpublished price sensitive information, the latest exercise date shall be extended until 14 days after the expiry of such period.

The 2010 Schemes are available for executive directors and employees of any participating company nominated by the Remuneration Committee. A person cannot be granted an option within two years of his/her agreed retirement date (as defined in the rules of the 2010 Schemes).

In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under all share schemes operated by the Company shall not exceed 10% of the shares in issue immediately prior to that day. In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under the 2010 Schemes shall not exceed 5% of the shares in issue immediately prior to that day. A flow rate of 3% over three years will apply for all CRH share schemes in operation.

Option exercises may be satisfied by the allotment of shares, the reissue of Treasury Shares, or the purchase of shares on the market by a third party trustee.

Annual grants are limited to a maximum of 200% of the individual’s remuneration (salary, bonus and benefit-in-kind). This may be exceeded, up to a maximum of 25% of the individual limit, in cases of superior levels of business performance as determined by the Remuneration Committee and in cases where the Committee determines that it is necessary for the recruitment or retention of key employees. Awards under the 2010 Schemes are not pensionable.

Generally options lapse when a participant leaves the Group. However, where cessation occurs by reason of death, ill-health, or agreed retirement age, the participant may be granted a period of 12 months to exercise options after the relevant event. If an option has not vested, the Remuneration Committee may, at its discretion, determine that the 12 month period shall commence on the date on which the option becomes first exercisable. Where cessation occurs for any other reason, the participant may be granted a period of six months to exercise options. If an option has not vested, in cases of redundancy or where a subsidiary ceases to be under the control of the Company, the Remuneration Committee may, at its discretion, determine that the six month period shall commence on the date on which the option becomes first exercisable. In any of the foregoing circumstances, the Committee may also decide that the option should be scaled down by reference to the performance of the participant and on a time apportioned basis. The Committee may also, at its discretion, waive the performance criteria of the 2010 Schemes in which case the award will be scaled down by reference to the performance of the participant and on a time apportioned basis.

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

156 CRH

SHAREHOLDER INFORMATION

Option Schemes”), under which eligible subsidiary companies of the Group were nominated as participating subsidiaries. No further options will be granted under the 2000 Savings-related Share Option Schemes as those schemes were replaced by new savings-related share option schemes in May 2010 (see below).

At 22 March 2013, 1,838,728 Ordinary Shares have been issued1 pursuant to the 2000 Savings-related Share Option Schemes.

2010 Savings-Related Share Option Schemes

At the Annual General Meeting held on 5 May 2010, shareholders approved the adoption of savings-related share option schemes (the “2010 Savings-Related Share-Option Scheme”) to replace the 2000 Savings-related Share Option Schemes.

All employees of a participating subsidiary in the Republic of Ireland or United Kingdom, who have satisfied a required qualifying period, are invited to participate in this scheme.

Eligible employees who wish to participate in the scheme enter into a savings contract with a nominated savings institution, for a three or a five year period, to save a maximum of €500 or Stg£250, as appropriate, per month.

At the commencement of each contract period employees are granted an option to acquire Ordinary Shares in the Company at an option price which is equal to the amount proposed to be saved plus the bonus payable by the nominated savings institution at the end of the savings period. The price payable for each Ordinary Share under an option will be not less than the higher of par or 75% (or in the case of the U.K. scheme 80%) of the market value of a share on the day the invitation to apply for the option is issued.

On completion of the savings contract, employees may use the amount saved, together with the bonus earned, to exercise the option.

1,319 Ordinary Shares have been issued1 pursuant to the 2010 Savings-Related Share Option Schemes to date.

Share Participation Schemes

At the Annual General Meeting on 13 May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 22 March 2013, 7,323,714 Ordinary Shares have been issued1 pursuant to the Share Participation Schemes.

Performance Share Plan

See the Report on Directors’ Remuneration page 75.

American Depositary Shares

Fees and charges payable by a holder of American Depositary Shares (“ADSs”).

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) (A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)	• Distribution of deposited securities by the Depositary to ADS registered holders

Applicable Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares

Applicable Expenses of the Depositary	• Cable, telex and facsimile transmissions

• Converting foreign currency to US Dollars

Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

1	Whether by way of the allotment of new shares or the reissue of Treasury Shares.

CRH 157

SHAREHOLDER INFORMATION

Fees and direct and indirect payments made by the Depositary to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2012 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $452,812.

The table below sets forth the category of expense that the Depositary has agreed to reimburse the Company and the amounts reimbursed for the year ended 31 December 2012:

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2012
NYSE listing fees	$52,812
One time supplemental reimbursements	$225,000
Investor relations expenses	$141,872
Total	$419,684

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2012:

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2012
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGM related expenses in connection with the ADS programme[1]	$33,128
Total	$33,128

1	During 2012, $33,128 was paid by the Depositary to third parties, relating to services provided in 2012. These fees are SEC approved.

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS programme and has paid certain expenses directly to third parties on behalf of the Company.

Under certain circumstances, including removal of the Depositary or termination of the ADS programme by the Company before November 2016, the Company is required to repay the Depositary, up to a maximum of $250,000, the amounts waived, reimbursed and/or expenses paid by the Depositary to or on behalf of the Company.

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

158 CRH

SHAREHOLDER INFORMATION

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

For US federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

The amount of the dividend distribution includable in income of a US holder will be the US Dollar value of the euro payments made, determined at the spot euro/US Dollar rate on the date such dividend distribution is includable in the income of the US holder, regardless of whether the payment is in fact converted to US Dollars. Generally any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

CRH 159

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

Directors who are in any way, whether directly or indirectly, interested in contracts or other arrangements with CRH must declare the nature of their interest at a meeting of the Directors, and, subject them to certain exemptions, may not vote in respect of any contract or arrangement or other proposal whatsoever in which they have any material interest other than by virtue of their interest in shares or debentures in the Company. However, in the absence of some other material interest not indicated below, a Director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution concerning the following matters:

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

160 CRH

SHAREHOLDER INFORMATION

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

Preference Shares

Details of the 5% and 7% ‘A’ Cumulative Preference Shares are disclosed in note 29 to the Consolidated Financial Statements.

Use of electronic communication

Whenever the Company, a Director, the Secretary, a member or any officer or person is required or permitted by the Articles of Association to give information in writing, such information may be given by electronic means or in electronic form, whether as electronic communication or otherwise, provided that the electronic means or electronic form has been approved by the Directors.

Financial Calendar

Announcement of final results for 2012	26 February 2013
Ex-dividend date	6 March 2013
Record date for dividend	8 March 2013
Latest date for receipt of scrip forms	25 April 2013
Interim Management Statement	8 May 2013
Annual General Meeting	8 May 2013
Dividend payment date and first day of dealing in scrip dividend shares	13 May 2013
Announcement of interim results for 2013	20 August 2013
Interim Management Statement	12 November 2013

CRH 161

SHAREHOLDER INFORMATION

Electronic Communications

Following the introduction of the 2007 Transparency Regulations (Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007), and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to shareholders electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of general meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting Capita Registrars.

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2013 Annual General Meeting electronically. Shareholders who wish to submit proxies via the internet may do so by accessing Capita Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Registrars

P.O. Box 7117

Dublin 2

Ireland

Telephone: +353 (0) 1 553 0050 *

Fax: +353 (0) 1 224 0700 *

*	Contact numbers have changed with effect from 28 January 2013.

Shareholders with access to the internet may check their accounts by accessing Capita Registrars’ website, www.capitaregistrars.ie and selecting the “Shareholder Portal”. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, vote electronically and download standard forms required to initiate changes in details held by Capita Registrars. Shareholders will need to register for a User ID before using some of the services.

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

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 4 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – External auditors: appointment, tenure and independence on page 63.

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

162 CRH

Exhibits

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon*.

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary, joint venture and associated undertakings.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002**.

15.	Consent of Independent Registered Public Accounting Firm.

99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.
**	Furnished but not filed.

CRH         163

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

By:	/s/ M. Carton
Maeve Carton
Finance Director

Dated: 27 March 2013

164        CRH

CRH plc

Belgard Castle, Clondalkin, Dublin 22, Ireland

Telephone: +353.1.404 1000, Fax: +353.1.404 1007

E-mail: mail@crh.com. Website: www.crh.com

Registered office

42 Fitzwilliam Square, Dublin 2, Ireland

Telephone: +353.1.634 4340, Fax: +353.1.676 5013

Email: crh42@crh.com