Form 20-F
period 2013-12-31
CRH PUBLIC LTD CO
filed 2014-03-13
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

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

Maeve Carton

Tel: +353 1 404 1000

Fax: +353 1 404 1007

Belgard Castle, Clondalkin, Dublin 22, Ireland

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
CRH plc
Ordinary Shares/Income Shares of €0.34 each**	The New York Stock Exchange*
American Depositary Shares, each representing the right to receive	The New York Stock Exchange
one Ordinary Share
CRH America Inc.
4.125% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
6.000% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
8.125% Notes due 2018 guaranteed by CRH plc	The New York Stock Exchange
5.750% Notes due 2021 guaranteed by CRH plc	The New York Stock Exchange

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each **	739,231,600
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Oldcastle Precast supplied concrete structures ranging

from 2.5 metres to 16 metres long in the Colton Crossing

Rail project, California, USA. The project included a

2.3 kilometres overpass that raised the Union Pacific

Railroad’s east-west tracks 13 metres over the BNSF

north-south tracks.

APAC Memphis, Tennessee, used this mobile concrete plant to produce over 60,000 cubic metres of concrete in 2013. The plant facilitates productivity in the field, as it can be installed and operational in 72 hours and disassembled within 48 hours, providing both a cost advantage and also the flexibility to move speedily from project to project.

Cross Reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of this 20-F.

			Page

Introduction and Performance Measures			5

PART I

Item 1.	Identity of Directors, Senior Management and Advisors		n/a

Item 2.	Offer Statistics and Expected Timetable		n/a

Item 3.	Key Information

	A -	Selected financial data	7, 182

	B -	Capitalisation and indebtedness	n/a

	C -	Reasons for the offer and use of proceeds	n/a

	D -	Risk factors	34

Item 4.	Information on the Company

	A -	History and development of the Company	9

	B -	Business overview	8, 9, 12

	C -	Organisational structure	9

	D -	Property, plants and equipment	21

Item 4A.	Unresolved Staff Comments		None

Item 5.	Operating and Financial Review and Prospects

	A -	Operating results	23, 27,43

	B -	Liquidity and capital resources	44

	C -	Research and development, patent and licenses, etc.	23

	D -	Trend information	43

	E -	Off-balance sheet arrangements	44

	F -	Tabular disclosure of contractual obligations	45

	G -	Safe Harbor	7

Item 6.	Directors, Senior Management and Employees

	A -	Directors and senior management	63

	B -	Compensation	85

	C -	Board practices	66

	D -	Employees	3, 23

	E -	Share ownership	100, 183

Item 7.	Major Shareholders and Related Party Transactions

	A -	Major shareholders	181

	B -	Related party transactions	171

	C -	Interests of experts and counsel	n/a

Item 8.	Financial Information

	A -	Consolidated statements and other financial information	117, 182

	-	Legal proceedings	23

	-	Dividends	182

	B -	Significant changes	45

Item 9.	The Offer and Listing

	A -	Offer and listing details	180

	B -	Plan of distribution	n/a

	C -	Markets	180

			Page

	D -	Selling shareholders	n/a

	E -	Dilution	n/a

	F -	Expenses of the issue	n/a

Item 10.	Additional Information

	A -	Share capital	n/a

	B -	Memorandum and articles of association	188

	C -	Material contracts	None

	D -	Exchange controls	191

	E -	Taxation	186

	F -	Dividends and paying agents	n/a

	G -	Statements by experts	n/a

	H -	Documents on display	191

	I -	Subsidiary information	n/a

Item 11.	Quantitative and Qualitative Disclosures about Market Risk		45

Item 12.	Description of Securities Other than Equity Securities

	A -	Debt Securities	n/a

	B -	Warrants and Rights	n/a

	C -	Other Securities	n/a

	D -	American Depositary Shares	185

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies		None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None

Item 15.	Controls and Procedures		81

Item 16A.	Audit Committee Financial Expert		64, 65

Item 16B.	Code of Ethics		82

Item 16C.	Principal Accountant Fees and Services		191

Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		182

Item 16F.	Change in Registrant’s Certifying Accountant		None

Item 16G.	Corporate Governance		84

Item 16H.	Mine Safety Disclosures		21

PART III

Item 17.	Financial Statements		n/a

Item 18.	Financial Statements		117

Item 19.	Exhibits		192

CRH 1

Ibstock Brick's Birtley factory in County Durham, England created a bespoke blend of bricks for the boat house at this architecturally sensitive riverside location. The factory supplied almost 70,000 bricks, designed to match Roman bricks found in the area.

2        CRH

Chairman’s Introduction

Dear Shareholders,

As you will see from the key financial figures on page 7, 2013 was another challenging year for CRH. A delayed recovery in our European markets, together with the portfolio review commenced by the Board towards the end of 2013 which has identified a total of 45 business units for divestment, has resulted in a significant non-cash impairment charge. The aim of the portfolio review is to re-set CRH for growth and, as we look into 2014 and beyond, improving returns is a key strategic priority for the Group.

In respect of 2013, the Board is recommending a final dividend of 44c per share. If approved by shareholders at the 2014 Annual General Meeting, this will maintain the full-year dividend at 62.5c per share. The Board’s decision to maintain the dividend took into account the increased operating cash flow and also the levels of capital expenditure, development activity and portfolio rationalisation during 2013. The net after-tax loss of €295 million for 2013 reflects the total non-cash impairment charges of €755 million, primarily arising from the ongoing portfolio review.

Myles Lee retired as Chief Executive and from the Board on 31 December 2013, after an outstanding 32-year career with the Group, five years of which were spent as Finance Director prior to his taking up the Chief Executive role. I would like to thank Myles sincerely on behalf of the Board for his leadership of the Company over the past five years, a tenure which coincided with a period of remarkable uncertainty and crisis across the globe. During this very challenging period, Myles led the implementation of strategies and initiatives which have reduced CRH’s cost base by almost €2.4 billion, and managed the portfolio by investing €2.9 billion in value-adding acquisitions in attractive markets, while at the same time generating proceeds of approximately €1.9 billion from divestments and asset disposals. Myles leaves the Group in a strong financial condition, with one of the strongest balance sheets in the sector and well-positioned to avail of opportunities as CRH now looks forward to the next phase of its development.

Details of the process to appoint Myles’ successor, which took place over four months and concluded with the appointment of Albert Manifold as Chief Executive Designate in July 2013, are set out in the Corporate Governance report on page 79. We are very fortunate to have a replacement of Albert’s calibre, experience and skills within the Group.

After the 2014 Annual General Meeting, Jan Maarten de Jong will retire from the Board. He became a Director in 2004 and, between May 2007 and August 2013, was Chairman of CRH’s Audit Committee. Jan Maarten has been an exemplary non-executive Director and I thank him for his commitment and energy during his time on our Board.

Since the 2013 Annual General Meeting, we have appointed Don McGovern and Henk Rottinghuis as non-executive Directors. I welcome them to the Board and look forward to working with them in the years to come. The Corporate Governance report details the appointment process for new Directors and also covers our approach to important matters such as diversity on the CRH Board and shareholder engagement.

Each Director will retire at the Annual General Meeting on 7 May 2014, with those eligible offering themselves for re-election. Their biographies are set out on pages 63 to 65. I have conducted a formal evaluation of the performance of individual Directors, which included training needs where appropriate. I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role. I strongly recommend that shareholders vote in favour of each of the individuals putting themselves forward for re-election.

I would like to thank management for the significant contributions made by them in 2013, and in recent years, in very challenging circumstances. I have no doubt that we have the team, under Albert’s leadership, to meet the challenges and take advantage of the opportunities that the future holds for CRH.

Nicky Hartery Chairman

CRH 3

Introduction

4 CRH

Introduction and Performance Measures

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

Key Information

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board.

Selected financial data have been presented for the five years ended on 31 December 2013 on page 7. For the three years ended 31 December 2013, the selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance Review section included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

Non-GAAP Performance Measures

CRH uses a number of non-GAAP performance measures to monitor financial performance. These are summarised below and discussed later in this report.

Net Debt. Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments. A reconciliation of total interest-bearing loans and borrowings to net debt is set out in note 21 to the Consolidated Financial Statements.

EBITDA (as defined). EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax and is quoted by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. EBITDA (as defined) and operating profit results by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision-Maker.

Reconciliation of EBITDA (as defined)* and Operating Profit (by segment) to Group Profit
		Continuing operations - year ended 31 December
	Materials			Products			Distribution			Total Group
	2013 €m	2012R1 €m	2011 €m	2013 €m	2012R1 €m	2011 €m	2013 €m	2012R1 €m	2011 €m	2013 €m	2012R1 €m	2011R1 €m
Group operating profit before depreciation and amortisation (EBITDA (as defined)*)

Europe	278	352	436	119	152	194	186	217	267	583	721	897
Americas	557	555	530	246	204	164	89	83	65	892	842	759
	835	907	966	365	356	358	275	300	332	1,475	1,563	1,656

Depreciation, amortisation and impairment

Europe	239	135	172	525	133	128	80	72	77	844	340	377
Americas	331	276	266	178	118	122	22	24	20	531	418	408
	570	411	438	703	251	250	102	96	97	1,375	758	785

Group operating profit[2]
Europe	39	217	264	(406)	19	66	106	145	190	(261)	381	520
Americas	226	279	264	68	86	42	67	59	45	361	424	351
	265	496	528	(338)	105	108	173	204	235	100	805	871

Profit on disposals										26	230	55
Finance costs less income										(249)	(256)	(229)
Other financial expense										(48)	(49)	(41)
Share of equity accounted investments’ (loss)/profit										(44)	(84)	42
(Loss)/profit before tax										(215)	646	698
Income tax expense										(80)	(106)	(111)
Group (loss)/profit for the financial year										(295)	540	587

  1 Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

  2 Throughout this document, Group operating profit as shown in the Consolidated Financial Statements excludes profit on disposals.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 5

Introduction and Performance Measures | continued

EBITDA (as defined)* Interest Cover. EBITDA (as defined)* interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* interest cover is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 24 to the Consolidated Financial Statements, is a metric used in lender covenants. It is the ratio of EBITDA (as defined)*

to finance costs less finance income and is calculated below. The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 24 to the Consolidated Financial Statements.

Calculation of EBITDA (as defined)* Interest Cover

	2013	2012R1	2011
	€m	€m	€m

Interest
Finance costs[2]	262	271	262
Finance income[2]	(13)	(15)	(33)
Finance costs less income	249	256	229
EBITDA (as defined)*	1,475	1,563	1,656

		Times

EBITDA (as defined)* interest cover (EBITDA (as defined)* divided by finance costs less income)	5.9	6.1	7.2

1  Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

2  These items appear on the Consolidated Income Statement on page 120.

Organic Revenue, Organic Operating Profit. CRH pursues a strategy of growth through acquisitions and investments, with €720 million spent on acquisitions and investments (including debt acquired of €44 million and €144 million relating to the acquisition of Cementos Lemona as part of an asset exchange in Spain) in 2013 (2012: €548 million). Acquisitions completed in 2012 and 2013 contributed incremental sales revenue of €672 million and operating profit of €43 million in 2013. Proceeds (including net debt assumed by the purchaser and the transfer of Uniland as part of an asset exchange in Spain) from disposal of non-current assets and businesses amounted to €283 million (2012: €784 million). The sales impact of divested activities in 2013 was a negative €42 million and because these operations generated net losses in 2012, the disposal impact at operating profit level was a contribution of €2 million compared with 2012. During the year the euro strengthened by more than 3% against the dollar, resulting in an adverse impact on the Group’s results. Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year. Organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance Review section which follows, changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 46.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

6 CRH

Selected Financial Data
Year ended 31 December (amounts in millions, except per share data and ratios)

	2013[1]		2012R2	2011R2	2010[2]	2009[2]
	€m		€m	€m	€m	€m
Consolidated Income Statement Data
Revenue	18,031		18,084	18,081	17,173	17,373
Group operating profit	100		805	871	698	955
(Loss)/profit attributable to equity holders of the Company	(296)		538	580	432	592
Basic (loss)/earnings per Ordinary Share	(40.6c	)	74.6c	81.2c	61.3c	88.3c
Diluted (loss)/earnings per Ordinary Share	(40.6c	)	74.5c	81.2c	61.2c	87.9c
Dividends paid during calendar year per Ordinary Share	62.5c		62.5c	62.5c	62.5c	62.2c
Average number of Ordinary Shares outstanding[3]	729.2		721.9	714.4	704.6	670.8
Ratio of earnings to fixed charges (times)[4]	0.7		2.6	2.4	2.1	2.4
All data relates to continuing operations

Consolidated Balance Sheet Data
Total assets	20,429		20,900	21,384	21,461	20,283
Net assets[5]	9,686		10,589	10,593	10,411	9,710
Ordinary shareholders’ equity	9,661		10,552	10,518	10,327	9,636
Equity share capital	251		249	247	244	241
Number of Ordinary Shares[3]	739.2		733.8	727.9	718.5	710.5
Number of Treasury Shares and own shares[3]	6.0		7.4	8.9	9.5	12.8
Number of Ordinary Shares net of Treasury Shares and own shares[3]	733.2		726.4	719.0	709.0	697.7

1      Group operating profit includes asset impairment charges of €650 million in 2013, with an additional €105 million impairment charge included in loss attributable to equity holders of the company in respect of equity accounted investments. Details are contained in note 3 to the Consolidated Financial Statements.

2      Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements. The 2010 and 2009 data has not been adjusted retrospectively for the adoption of IAS 19 Employee Benefits (revised) due to the practical difficulties associated with obtaining such information.

3      Shown in millions of shares.

4      For the purposes of calculating the ratio of earnings to fixed charges, in accordance with Item 503 of Regulation S-K, earnings have been calculated by adding: (loss)/profit before tax adjusted to exclude the Group’s share of equity accounted investments’ result after tax, fixed charges, and dividends received from equity accounted investments; and the fixed charges were calculated by adding interest expensed and capitalised, amortised premiums, discounts and capitalised expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

5      Net assets are calculated as the sum of total assets less total liabilities.

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH including the statements under: “Strategy Review – Chief Executive’s Introduction – Focus for 2014 and Portfolio Review” and “Business Performance Review – Finance Director’s Introduction” with respect to our belief that 2014 will be a year of profit growth and with respect to expectations for future impairment charges; in the “Business Performance Review” section with respect to our expectations regarding economic activity and fiscal developments in our operating regions, our expectation for growth in commercial and residential construction, our expectation for overall sales growth and our expectation for improvements in operating profits and/or margins in 2014 under the heading ‘Outlook’ in each of the six operating segment reviews. These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “anticipates”, “should”, “expects”, “is expected to”, “estimates”, “believes”, “intends” or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: economic and financial conditions generally in various countries and regions where we operate; the pace of recovery in the overall construction and building materials sector; demand for residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; and the specific factors identified in the discussions accompanying such forward-looking statements and under “Risk Factors” in this document.

CRH 7

Introduction and Performance Measures | continued

Statements Regarding Competitive Position and Construction Activity

Statements made in the Description of the Group and in the Business Performance Review sections referring to the Group’s competitive position are based on the Group’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and the Group’s internal assessment of market share based on publicly available information about the financial results and performance of market participants.

Unless otherwise specified, references to construction activity or other market activity relate to the relevant market as a whole and are based on publicly available information from a range of sources, including independent market studies, construction industry data and economic forecasts for individual jurisdictions.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 44% of full-year 2013 (2012: 46%), while EBITDA (as defined)* for the first six months of 2013 represented 27% of the full-year out-turn (2012: 35%).

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

For the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Federal Reserve Bank of New York Noon Buying Rate (the “FRB Noon Buying Rate”) on 31 December 2013 was €1 = US$1.3779 and on 7 March 2014 was €1 = US$1.3868.

The table below sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the FRB Noon Buying Rate. These rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 130).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance Review section beginning on page 42.

Exchange Rates

Years ended 31 December	Period End	Average Rate[1]	High	Low

2009	1.43	1.40	1.51	1.25
2010	1.33	1.32	1.45	1.20
2011	1.30	1.40	1.49	1.29
2012	1.32	1.29	1.35	1.21
2013	1.38	1.33	1.38	1.28
2014 (through 7 March 2014)	1.39	1.37	1.39	1.35

Months ended

September 2013	1.35	1.34	1.35	1.31
October 2013	1.36	1.36	1.38	1.35
November 2013	1.36	1.35	1.36	1.34
December 2013	1.38	1.37	1.38	1.36
January 2014	1.35	1.36	1.37	1.35
February 2014	1.38	1.37	1.38	1.35
March 2014 (through 7 March 2014)	1.39	1.38	1.39	1.37

[1]       The average of the US Dollar/euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

8 CRH

History, Development and Organisational Structure of the Company

CRH public limited company is the parent company of a diversified international group of building materials companies, which manufacture and distribute a diverse range of products servicing the breadth of construction needs.

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Acts of Ireland, 1963 to 2013 and the Investment Funds, Companies and Miscellaneous Provisions Act, 2006, each as amended. The Group’s worldwide headquarters are located in Dublin, Ireland. Its principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and its US agent is Oldcastle, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates. From Group headquarters, a small team of executives exercises strategic control over its decentralised operations.

CRH, which has a premium listing on The London Stock Exchange Limited (“London Stock Exchange”), is also one of the largest companies, based on market capitalisation, quoted on The Irish Stock Exchange Limited (“Irish Stock Exchange”) in Dublin. CRH’s American Depositary

Shares are listed on the New York Stock Exchange in the United States. The market capitalisation of CRH as of 31 December 2013 was €13.4 billion.

CRH is a constituent member of FTSE 100, ISEQ 20, Euro Stoxx 50 and the Euro Stoxx Select Dividend 30 equity indices, among others.

As outlined in note 2 to the Consolidated Financial Statements on page 134, for reporting purposes, the Group was organised into six business segments in 2013. These segments form the operational organisational structure and are outlined further in the sections that follow.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregate and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, and most particularly in the period 2001 to 2008, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH is a leading international player in its industry, with operations in 35 countries worldwide. It is the largest building materials company in North America, a regional leader in Europe and has a growing presence in the Asian economies of India and China. In 2013, CRH subsidiary companies employed approximately 76,000 people at over 3,400 operating locations, and generated sales of €18 billion.

The principal subsidiary undertakings and equity accounted investments are listed in Exhibit 8.

Business Overview

The percentage of Group revenue and operating profit for each of the six reporting segments for 2013, 2012 and 2011 is as follows:

Business Overview

	2013		2012R2		2011
		Operating		Operating		Operating
	Revenue	profit	Revenue	profit	Revenue	profit

Share of revenue and operating profit

Europe Materials[1]	13%	39%	13%	27%	17%	30%

Americas Materials	26%	226%	27%	35%	24%	30%

Europe Products[1]	13%	(406%)	14%	2%	15%	8%

Americas Products	17%	68%	15%	11%	13%	5%

Europe Distribution	22%	106%	22%	18%	24%	22%

Americas Distribution	9%	67%	9%	7%	7%	5%

Total	100%	100%	100%	100%	100%	100%

¹      See “Business Operations in Europe Materials” and “Business Operations in Europe Products” on pages 12 and 16 for details of non-European countries grouped with Europe for reporting purposes.

[2]      Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

CRH 9

CRH operational snapshot (sector exposure and end-use based on 2013 EBITDA

(as defined)*)

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.
**	Net assets at 31 December 2013 comprise segment assets less segment liabilities as disclosed in note 2 to the Consolidated Financial Statements.
†	Including equity accounted investments.

10 CRH

Americas Materials

	€ million	% of Group
Sales	4,721	26%
EBITDA (as defined)*	557	38%
Net Assets**	4,738	38%

Geography

West
35%
East
65%

Sector Exposure

Residential	10%
Non-residential	25%
Infrastructure	65%

End-use

New	35%
RMI	65%

Annualised Production Volumes[1]

Aggregates – 122.6m tonnes (124.1m tonnes)†[2]
Asphalt – 37.4m tonnes (38.4m tonnes)†[2]
Readymixed concrete – 5.7m m^3 (5.8m m^3)†

Americas Products

	€ million	% of Group
Sales	3,068	17%
EBITDA (as defined)*	246	17%
Net Assets**	1,704	14%

Products

Precast
25%
APG
50%
Building
Envelope®
20%
South America
5%

Sector Exposure

Residential	45%
Non-residential	45%
Infrastructure	10%

End-use

New	60%
RMI	40%

Annualised Production Volumes[1]

Concrete masonry, patio products,
pavers and roof tiles – 9.9m tonnes[2]
Pre-packaged cement mixes – 2.6m tonnes[2]
Clay bricks, pavers, and tiles – 0.9m tonnes[2]
Pre-packaged lawn & garden products – 3.6m tonnes[2]
Precast concrete products – 1.1m tonnes[2]
Pipe and pre-stressed concrete – 0.4m tonnes[2]
Building envelope products – 9.8m square metres
Fencing products – 11.4m lineal metres

Americas Distribution

	€ million	% of Group
Sales	1,664	9%
EBITDA (as defined)*	89	6%
Net Assets**	598	5%

Activities

Interior
30%
Exterior
70%

Sector Exposure

Residential	50%
Non-residential	50%
Infrastructure	0%

End-use

New	45%
RMI	55%

Outlets

Exterior products – 139
Interior products – 54

1	Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes produced.

2	Throughout this document tonnes denote metric tonnes (i.e. 1,000 kilogrammes).

CRH 11

Business Operations in Europe Materials

Europe Materials’ strategy is to build strong vertically-integrated regional positions. Operating in 17 countries, the business is founded in resource-backed cement and aggregates assets which support the manufacture and supply of cement, aggregates, concrete and asphalt products. Extending reserves is an ongoing process and a key focus for Materials businesses. With a network of well-invested facilities, Europe Materials focusses on operational excellence initiatives which include production efficiencies, greater use of alternative fuels and manufacture of low carbon cements, while the scale of our operations provides economies in purchasing and logistics management. Early in 2014 the Group began a process of reorganising its European business by integrating its Products and Materials businesses into one European organisation. This will enable CRH to leverage the benefits of its operating plant network in both western and eastern European markets.

Development focus is centred on bolt-on acquisitions for synergies, reserves and further vertical integration in addition to opportunities in contiguous regions to extend and strengthen regional positions. Europe Materials has championed CRH’s entry into developing markets that offer long-term growth potential, with entry via cement and aggregates assets and the potential to roll out its operational excellence programmes and vertical integration approach over time. In total Europe Materials, excluding equity accounted investments, employs approximately 9,400 people at close to 600 locations.

Cement is a primary building material used in the construction industry. It is manufactured by reacting limestone with small quantities of other materials in a kiln through a carefully controlled high temperature process. This produces clinker, which is then milled into a fine powder to become cement. Cement production is capital-intensive. Cement is used principally as a binding agent to bind other materials together –most commonly it is mixed with sand, stone or other aggregates and water. Cement customers primarily comprise concrete producers and merchants supplying construction contractors and others. Where CRH has both cement and concrete operations, a significant portion of cement sales would typically be supplied to those concrete operations. While cement or clinker may be imported from other countries, competition comes mainly from other large cement producers located within each country. CRH’s cement activities in Belgium and the Netherlands relate to cement transport and trading.

Aggregates are naturally occurring sand, gravel or crushed stone deposits such as granite, limestone and sandstone. Recycled (end-of-life) concrete increasingly features as an aggregate. Cement plants, which are generally owned by CRH, are located at or near the limestone reserves used to supply the plants. In Finland, CRH buys the aggregates raw materials for its two cement plants as the Group does not own limestone reserves near the plants. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 20 and 21.

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

Joint Venture Interests

CRH holds a 50% joint venture interest in Denizli Çimento, an integrated cement and readymixed concrete business in Turkey. In India, CRH holds a 50% joint venture interest in My Home Industries Limited (“MHIL”), a cement producer headquartered in Hyderabad serving the Andhra Pradesh region of southeast India. In August 2013, MHIL increased its market coverage through the acquisition of 100% of the shares of Sree Jayajothi Cements Limited (“SJCL”) a cement producer based in southern Andhra Pradesh.

Associate Interests

CRH holds a 26% equity interest in Yatai Building Materials Company’s cement operations (“Yatai Cement”), with cement and concrete operations in Jilin, Heilongjiang and Liaoning provinces in northeastern China.

CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel.

On 25 February 2013, in consideration for its 26% equity interest in Corporacion Uniland S.A., CRH acquired a 99% stake in Cementos Lemona S.A. an integrated cement, readymixed concrete and aggregates business located in Northern Spain.

Products and Services – Locations1

Cement

Belgium, Finland, Ireland, Netherlands, Poland, Spain, Switzerland, Ukraine, United Kingdom

Aggregates

Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Slovakia, Spain, Switzerland, Ukraine

Asphalt

Ireland, Poland, Switzerland

Readymixed Concrete

Belgium, Estonia, Finland, Ireland, Netherlands, Poland, Russia, Spain, Switzerland, Ukraine

Lime

Ireland, Poland

Concrete Products

Estonia, Finland, Ireland, Netherlands, Poland, Spain, Ukraine

1	Excludes joint venture and associate interests. Results for these entities are equity accounted in the Consolidated Financial Statements.

12 CRH

Business Operations in Americas Materials

Americas Materials’ strategy is to build strong regional leadership positions underpinned by well-located, long-term reserves. Operating in 44 states with over 13 billion tonnes of permitted aggregates reserves of which c.80% are owned, this business is vertically integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 65% exposure to infrastructure, the business is further integrated into asphalt paving services, through which it is a principal supplier for highway repair and maintenance.

Our national network of operations and deep local market knowledge drive local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector, where the top ten industry participants account for just 30% of aggregates production, 25% of asphalt production and 20% of readymixed concrete production, CRH is structured and positioned to participate as the industry consolidates further. Americas Materials, excluding equity accounted investments, employs approximately 18,200 people at close to 1,200 operating locations.

CRH is the largest asphalt producer and the third-largest producer of both aggregates and readymixed concrete in the US. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 20 and 21.

Americas Materials is broadly self-sufficient in aggregates and its principal purchased raw materials are liquid asphalt and cement used in the manufacturing of asphalt and readymixed concrete respectively. These raw materials are available from a number of suppliers. There is a continued focus on improving bitumen and energy purchasing and we continue to source the lowest cost alternative energy for use in asphalt production.

Federal, state and local government authority road and infrastructural projects awarded by public bid represent a significant proportion of work carried out by the Division. Americas Materials also has a broad commercial base, supplying stone, readymixed concrete and asphalt for industrial, office, shopping mall and private residential development and refurbishment.

Americas Materials is organised geographically into East and West, containing four and three divisions respectively.

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

West:

Central West (Texas, Oklahoma, Arkansas, Mississippi, western Tennessee, Missouri, Kansas, Iowa, Nebraska, Minnesota, Illinois and South Dakota);

Mountain West (Colorado, Wyoming, Utah, Montana, New Mexico, southern Idaho, Nevada and Arizona); and

Northwest (Washington, Oregon and northern Idaho).

Products and Services – Locations

Aggregates

United States

Asphalt

United States

Readymixed Concrete

United States

CRH 13

Eastern Mediterranean*

TURKEY
(AEGEAN REGION)
ISRAEL

India*

ANDHRA PRADESH

China*

NORTH EAST
CHINA

Europe Materials

FINLAND
IRELAND
BRITAIN
NETHERLANDS
ESTONIA
LATVIA
RUSSIA
(REGION OF
ST. PETERSBURG)
BELGIUM
POLAND
SLOVAKIA
UKRAINE
SWITZERLAND
SPAIN

Americas Materials

WASHINGTON
MONTANA
OREGON
IDAHO
WYOMING
SOUTH DAKOTA
MINNESOTA
NEBRASKA
IOWA
MICHIGAN
NEW
YORK
MAINE
1
2
3
4
5
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
W. VIRGINIA
KENTUCKY
VIRGINIA
6
7
8
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
TENNESSEE
N. CAROLINA
TEXAS
MISSISSIPPI
ALABAMA
GEORGIA
S. CAROLINA
FLORIDA
1. VERMONT
2. NEW HAMPSHIRE
3. MASSACHUSETTS
4. RHODE ISLAND
5. CONNECTICUT
6. NEW JERSEY
7. DELAWARE
8. MARYLAND

* *Equity Accounted Investments*

14 CRH

Europe Products

NORWAY
SWEDEN
IRELAND
DENMARK
BRITAIN
NETHERLANDS
BELG.
GERMANY
POLAND
FRANCE
CZECH REP.
SWITZ.
AUSTRIA
SLOVAKIA
HUNGARY
ROMANIA
SPAIN
ITALY

Malaysia

Inner Mongolia, China

Australia

NEW SOUTH WALES

Americas Products

BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
WASHINGTON
OREGON
IDAHO
MINNESOTA
WISCONSIN
MICHIGAN
NEW YORK
MAINE
IOWA
PENNSYLVANIA
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
ILLINOIS
INDIANA
OHIO
W.VIRGINIA
KENTUCKY
VIRGINIA
CALIFORNIA
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
TENNESSEE
N.CAROLINA
S. CAROLINA
ALABAMA
GEORGIA
TEXAS
LOUISIANA
FLORIDA
MEXICO
(BAJA CALIFORNIA)
1. NEW HAMPSHIRE
2. MASSACHUSETTS
3. RHODE ISLAND
4. CONNECTICUT
5. NEW JERSEY
6. MARYLAND
South America
CHILE
ARGENTINA

CRH 15

Business Operations in Europe Products

Europe Products’ strategy has been to build and grow scalable businesses in the large European construction markets by increasing the penetration of CRH products, developing positions to benefit from scale and best practice, creating competitive advantage through product, process and end-use innovation, while maintaining a balanced exposure to demand drivers. Early in 2014 the Group began a process of reorganising its European business by integrating its Products and Materials businesses into one European organisation. This will enable CRH to leverage the benefits of its operating plant network in both western and eastern European markets.

Operating in 21 countries, this business is a regional leader in concrete products, concrete landscaping, clay products, construction accessories and outdoor security. Leveraging the benefits of our regional platforms, we realise operational and procurement synergies across the network. Product development also provides construction solutions which increase efficiencies on site, creating more design freedom for architects while enhancing the built environment and reducing energy consumption of buildings. Europe Products’ development strategy is to continue to penetrate the growing repair, maintenance and improvement (“RMI”) markets of developed Europe and to broaden the product range in developing regions as construction markets in those regions become more sophisticated. This segment employs approximately 15,600 people at close to 360 operating locations.

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

Lightside Building Products

The Building Products group is the European market leader in outdoor security and construction accessories.

The Construction Accessories group supplies metal-based accessories, including stainless steel fixing systems, for the construction and precast concrete industries.

The Fencing & Security (“F&S”) business unit is mainly active in the non-residential construction market. F&S is a supplier of security solutions, which includes designing and manufacturing fencing and security gate systems for the building industry, manufacturing industry, sports and recreational areas, power stations and airports. Raw materials for fencing and security gate manufacturing comprise steel, aluminium, reinforced glass fibre, chain-link fabric and barbed wire purchased from a variety of sources.

The Shutters & Awnings group specialises in developing, assembling and distributing roller shutter and awning systems.

Products and Services – Locations

Concrete Products

Architectural Concrete: Belgium, Denmark, France, Germany, Netherlands, Slovakia, United Kingdom

Structural Concrete: Belgium, Denmark, France, Hungary, Poland, Romania, Switzerland, United Kingdom

Clay Products

Germany, Netherlands, Poland, United Kingdom

Lightside Building Products

Construction Accessories: Australia, Austria, Belgium, Czech Republic, France, Germany, Inner Mongolia, Ireland, Italy, Malaysia, Netherlands, Norway, Poland, Spain, Switzerland, Sweden, United Kingdom

Fencing & Security: France, Germany, Ireland, Netherlands, United Kingdom

Shutters & Awnings: Germany, Netherlands, United Kingdom

Business Operations in Americas Products

Americas Products’ strategy is to build an optimised portfolio of businesses which have leading positions across a balanced range of product markets and end-use segments. Our activities are organised into three product groups under the Oldcastle name: Architectural Products (concrete masonry and hardscapes, clay brick, packaged lawn and garden products, packaged cement mixes, fencing), Precast (utility, drainage and structural precast, construction accessories) and BuildingEnvelope® (glass and aluminium glazing systems). A coordinated approach at both a national and regional level achieves economies of scale and facilitates sharing of best practices which drive operational and commercial improvement. Through Oldcastle’s North American research and development centre, a pipeline of innovative value-added products and design solutions is maintained.

Operating in 40 US States and 6 Canadian provinces, CRH has the breadth of product range and national footprint to provide a national service to customers with the personal touch of a local supplier. Focussing on strategic and national accounts, the Oldcastle Building Solutions initiative provides an additional platform for growth as it is uniquely

16 CRH

positioned in the industry to offer solutions to customers across all phases of building construction. Employees total approximately 17,300 at over 400 locations.

Building Products

Architectural Products Group (“APG”) services the US and Canada from 257 operating locations in 39 States and six Canadian provinces. The residential and non-residential sectors combined account for 95% of APG’s output, a significant proportion of which is used in the RMI and Do-It-Yourself (“DIY”) sectors. Competition for APG arises primarily from other locally-owned products companies. Principal raw material supplies are readily available.

APG’s concrete masonry products are used for cladding and foundations. Hardscape products comprise pavers, retaining wall products and patio products. Lawn and garden products, mainly bagged and bulk mulch, soil and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cement mixes, marketed under the Sakrete® and ProSpec® brands, and lightweight aggregates are also important product lines. APG includes Glen-Gery Corporation, a clay brick producer located primarily in the northeast and midwest regions of the United States. Merchants Metals is also part of APG, a leading manufacturer and distributor of fencing and related products, used by the residential, non-residential and infrastructure sectors.

The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the US and Canada with 92 locations in 25 States and the province of Quebec.

The most significant precast concrete products are underground vaults sold principally to water, electrical and telephone utilities. Other precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins, and street and highway products such as median barriers, culverts and short span bridges. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product. Plastic enclosures are also supplied to water, electrical and telephone utilities. Polymer trench is sold to the electric and railroad market.

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

BuildingEnvelope® (“BE”) custom-manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With over 4,800 people and 56 locations in 22 States and four Canadian provinces, BE is the largest supplier of high-performance glazing products and services in North America, delivering to all of the top 50 MSAs (Metropolitan Statistical Areas) in the US and to Canada.

Tempered glass and engineered aluminium glazing systems are building products with major applications in the RMI construction sector and have a wide range of architectural applications. The architectural glass product range includes insulated, spandrel, laminated, security and sound control glass manufactured in a variety of shapes, thicknesses, colours and qualities. Engineered aluminium glazing systems include a broad range of storefront and entrances, curtain wall and architectural windows.

South America

CRH operates six companies in Argentina and Chile. Canteras Cerro Negro is a clay roofing, wall and floor tiles producer. It owns two state-of-the-art production facilities in Olavarría, 330km southwest of Buenos Aires and a greenfield manufacturing facility in Cordoba. Cormela produces clay block at a facility in Campana, 60 kilometres from Buenos Aires. Ladrillos Olavarria (LOSA), acquired in 2013, produces clay blocks and floor tiles from a plant located in Olavarría. Superglass (Argentina) and Vidrios Dell Orto (Chile) fabricate tempered, laminated and insulated glass. Comercial Duomo is a specialised construction products retailer and wholesaler in Chile.

Products and Services – Locations

Architectural Concrete

Canada, United States

Clay

Argentina, United States

Precast Concrete, Pipe and Prestress Products

Canada, United States

Glass Fabrication

Argentina, Canada, Chile, United States

Glazing Systems

Canada, United States

Construction Accessories

United States

Fencing Products

Mexico, United States

CRH 17

Business Operations in Europe Distribution

Europe Distribution’s strategy is to increase its network density in the largely unconsolidated core European markets while also investing in other attractive segments of building materials distribution. Organisational initiatives leverage expertise between DIY and Builders Merchants and use best-in-class IT to deliver operational excellence, optimise the supply chain and provide superior customer service.

From an established base in the Netherlands, CRH has expanded its leading Builders Merchants positions in Switzerland, Germany, Austria and France, in addition to growing its DIY “GAMMA” format in the Benelux. Substantial opportunities remain to expand our existing network in core European markets and to establish new platforms aimed at increasing our exposure to growing RMI market demand. An example is CRH’s entry into the developing Sanitary, Heating and Plumbing (“SHAP”) distribution market through the acquisition of a Swiss provider of high-end sanitary ware, since replicated in contiguous markets in Germany and Belgium. Europe Distribution, excluding equity accounted investments, employs approximately 11,300 people at 671 locations.

Builders Merchants

Professional Builders Merchants cater to the heavyside sector selling a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders. Competition in merchanting is encountered primarily from other merchanting chains and local individual merchants. In Switzerland, the Group has a strong position as the largest builders merchant and the only country-wide supplier of SHAP products. CRH is a major regional distributor in France, with 49 locations. The Group also has a strong regional presence in the northwest of Germany where Bauking has 80 locations. Sax Sanitair, acquired in August 2010, is a leading SHAP distributor in Belgium where the group now has 40 SHAP locations.

DIY

The DIY Europe platform operates under four different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany) and Maxmat (Portugal) selling to DIY enthusiasts and home improvers. CRH operates 135 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. In Germany, Bauking operates 42 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 30 stores.

Associate Interests

CRH holds a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region.

Products and Services – Locations1

Builders Merchants

Austria, Belgium, France, Germany, Netherlands, Switzerland

Sanitary, Heating and Plumbing (“SHAP”)

Benelux, Germany, Switzerland

DIY Stores

Belgium, Germany, Netherlands

1	Excludes joint venture and associate interests. Results for these entities are equity accounted in the Consolidated Financial Statements.

Business Operations in Americas Distribution

Americas Distribution’s strategy is focussed on being the supplier of choice to the professional roofing and siding contractor and on applying this successful distribution model to the Interior Products demand segment. Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average life span of 25 years. The Interior Products division has less exposure to replacement activity as demand is largely driven by the new residential and commercial construction market. State-of-the-art IT, disciplined and focussed cash management, and well-established procurement and commercial systems support supply chain optimisation and enable CRH to provide superior customer service.

Operating in 31 States, growth opportunities include investment in new and existing markets, in complementary private label and energy-saving product offerings, and in other attractive building materials distribution segments that service professional dealer networks. Employees total approximately 3,700 at 193 locations.

Americas Distribution, trading primarily as Allied Building Products (“Allied”), is a large distributor in the Roofing/Siding segment in the United States. Allied’s Interior Products segment accounts for approximately 35% of annualised Distribution sales. The primary customers are drywall contractors who are mainly involved in new residential and new commercial construction.

Products and Services – Locations

Exterior Products (Roofing/Siding)

United States

Interior Products

United States

18 CRH

Europe Distribution

NETHERLANDS
BELGIUM
GERMANY
FRANCE
SWITZ.
AUSTRIA
PORTUGAL

Alaska

Hawaii

Americas Distribution

WASHINGTON
OREGON
NEVADA
UTAH
COLORADO
CALIFORNIA
ARIZONA
TEXAS
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
MINNESOTA
IOWA
WISCONSIN
ILLINOIS
INDIANA
MICHIGAN
OHIO
NEW YORK
PENNSYLVANIA
VIRGINIA
N. CAROLINA
GEORGIA
FLORIDA
1. MASSACHUSETTS
2. RHODE ISLAND
3. CONNECTICUT
4. NEW JERSEY
5. MARYLAND

CRH 19

Mineral Reserves

Activities with Reserves Backing[1]

			Property acreage (hectares)[2]				Percentage of mineral reserves by rock type
	Physical Location	Number of quarries/ pits	Owned	Leased	Proven & probable resserves[3]	Years to depletion[4]	Hard rock	Sand & gravel	Other	2013 Annualised extraction[5]

Europe Materials
Cement	Ireland	2	249	-	128	83	100%	-	-	1.6
	Poland	2	293	-	47	11	93%	6%	1%	3.8
	Spain	1	32	-	13	87	100%	-	-	0.1
	Switzerland	3	165	-	27	21	92%	-	8%	1.4
	Ukraine	8	871	-	162	44	98%	-	2%	3.4
Aggregates	Finland	159	697	410	174	13	69%	31%	-	12.3
	Ireland	102	4,903	70	892	89	83%	17%	-	10.6
	Poland	13	649	10	209	19	66%	34%	-	9.0
	Spain	12	172	184	84	32	99%	1%	-	2.5
	Other	30	383	549	204	26	77%	23%	-	7.9
Lime	Ireland, Poland	2	111	-	47	47	100%	-	-	1.0
Subtotals		334	8,525	1,223	1,987		83%	16%	1%

Americas Materials
Aggregates	East	261	24,189	4,300	9,188	130	89%	11%	-	70.7
	West	451	21,202	16,524	4,207	83	38%	62%	-	52.0
Subtotals		712	45,391	20,824	13,395		73%	27%	-

Europe Products
Clay	UK, Poland	47	2,850	169	112	53	-	5%	95%	2.2

Americas Products
Clay	United States	25	1,640	308	74	65	-	-	100%	1.2
Group totals		1,118	58,406	22,524	15,568		73%	26%	1%

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

4     Years to depletion is based on the average of the most recent three years’ annualised production.

5     Annualised extraction is quoted in millions of tonnes.

20 CRH

The Group’s reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone, sand and gravel), clay products, asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications – see the table on the previous page setting out the activities with reserves backing.

Reserve estimates are generally prepared by third-party experts (i.e. geologists or engineers) prior to acquisition; this procedure is a critical component in the Group’s due diligence process in connection with any acquisition. Subsequent to acquisition, estimates are typically updated by company engineers and/or geologists and are reviewed annually by corporate and/or Divisional staff. However, where deemed appropriate by management, in the context of large or strategically important deposits, the services of third-party consultant geologists and/or engineers may be employed to validate reserves quantities outside of the aforementioned due diligence framework on an ongoing basis. The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2013 other than in business combination activity and specific instances where such review was warranted.

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

Sources of Availability of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely aggregates and clay reserves, are found. CRH is a significant purchaser of certain important materials or resources such as cement, bitumen, steel, gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials or resources, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen, steel and fuel.

Property, Plants and Equipment

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker Capacity (tonnes per hour)
Irish Cement	Ireland	2	440
Finnsementti	Finland	2	180
Grupa Ożarów	Poland	1	340
JURA-Holding	Switzerland	2	116
OJSC Podilsky Cement	Ukraine	1	445
Cementos Lemona	Spain	1	94

At 7 March 2014, CRH had a total of 2,558 building materials production locations and 864 Merchanting and DIY locations. 1,564 locations are leased, with the remaining 1,858 locations held on a freehold basis.

The most significant subsidiary locations are the cement facilities in Ireland, Finland, Poland, Switzerland, Ukraine and Spain. The capacity for these locations is set out in the table above. Further details on locations and products manufactured are provided in the Business Operations sections on pages 12 to 19. None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Company’s accounting policy and process governing any impairment of property, plant and equipment is given on page 126 and in note 14 to the Consolidated Financial Statements on page 145.

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.1 to this Annual Report on Form 20-F.

CRH 21

Development Review

Total acquisition and investment activity for 2013, including debt acquired of €44 million and €144 million relating to the asset exchange in Spain described below, amounted to €720 million (2012: €548 million) on a total of 28 bolt-on transactions which will contribute annualised sales of approximately €434 million, of which €306 million has been reflected in our 2013 results.

Seven transactions were completed by our Europe Materials operations, including the acquisition of Cementos Lemona in Spain as part of the asset swap in which we divested our 26% stake in Corporacion Uniland. In September the Group became the leading cement producer in Ukraine with the acquisition of Mykolaiv Cement in the Lviv region. Two other transactions by Europe Materials strengthened our aggregates position in Northern Ireland and expanded our network of cement import facilities in Britain. In Europe Products, an acquisition in Belgium established the Group as market leader in the pre-stressed hollowcore flooring segment, while three acquisitions in the Distribution segment added 13 branches to our network of builders merchants across the Benelux and France. Our joint venture business in India also strengthened its market position in Southern India with the acquisition of Sree Jayajothi Cement in August.

In the Americas, the Materials Division completed 10 bolt-on transactions across its operations, adding 457 million tonnes of strategically-located aggregates reserves, primarily in the Eastern region of the United States. Our Products business significantly expanded its presence in the high growth region of Western Canada with an acquisition which complements the footprint of our existing North American architectural products business and forms a platform for further bolt-on opportunities. Three other acquisitions in the Products segment strengthened our local market positions and are expected to deliver good synergies as we consolidate the acquired businesses with our existing operations. The Distribution business completed three acquisitions adding eight locations to our network.

Proceeds from divestments during the period, including €144 million relating to the transfer of Uniland, amounted to €283 million.

The €669 million of development activity during 2012 reflected CRH’s long-term, value-based approach to developing the Group’s balanced portfolio. Excluding net deferred payments, total acquisition spend for 2012 amounted to €548 million on a total of 36 bolt-on transactions. Expenditure of €263 million in the first half of 2012 included 18 acquisition and investment initiatives which strengthened our existing market positions and added valuable and well-located aggregates reserves. In the second half of 2012 the Group completed 18 transactions at a total cost of €404 million (€285 million cash spend excluding deferred payments), with the largest transaction being a majority stake in Trap Rock Industries, an integrated aggregates and asphalt business in New Jersey. Total proceeds from completed disposals in 2012 amounted to €784 million. The major disposals were the divestment in May 2012 of our 49% stake in Portuguese cement producer Secil and the sale in April of our wholly-owned Magnetic Autocontrol business.

Total acquisition spend for 2011 amounted to €610 million on a total of 45 bolt-on transactions. Expenditure of €163 million in the first half included 22 acquisition and investment initiatives across all six operating segments strengthening our existing market positions and adding valuable and well-located aggregates reserves. The second half of 2011 saw a step-up in the pace of development activity with expenditure of €447 million on 23 acquisitions including the VVM

Group in Belgium, an important strategic add-on for our existing Benelux-based Cementbouw business. Our Americas Distribution business added a total of 24 branches in 4 transactions in the second half of 2011. Total proceeds from completed disposals in 2011 amounted to €492 million. The divestments of Europe Products’ Insulation and Climate Control businesses, together with the disposal of our 35% associate investment in the Trialis distribution business in France, were completed in the first half of 2011, while the second half saw the sale of our seawater magnesia operation in Ireland.

22 CRH

The Environment and Government Regulations

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

Environmental Compliance Policy

In order to comply with environmental regulations, CRH has developed the following Group environmental policy, approved by the CRH Board and applied across all Group companies, which is to:

•	comply, as a minimum, with all applicable environmental legislation and continuously improve our environmental stewardship, aiming all the time to meet or exceed industry best practice;

•	ensure that our employees and contractors respect their environmental responsibilities;

•	address proactively the challenges and opportunities of climate change;

•	optimise our use of energy and all resources;

•	promote environmentally-driven product innovation and new business opportunities; and

•	develop positive relationships and strive to be good neighbours in every community in which we operate.

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

In 2007, CRH committed to a 15% reduction in its specific net CO2 cement plant emissions by 2015 compared with the 1990 specific emissions for the same portfolio of plants. This reduction was achieved three years ahead of schedule in 2012 and CRH has now pledged a 25% reduction in specific net CO2 cement plant emissions by 2020. We are confident that our strategic programmes will deliver this.

CRH is operating successfully within the National Allocation Plans under the European Emissions Trading Scheme through actively implementing carbon reduction strategies. Through relevant trade associations and the CSI of the WBCSD, CRH is actively engaged in industry initiatives to develop appropriate carbon mitigation strategies.

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

US Federal and State laws are developing proactively to address carbon emissions. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented; depending on the scope of the legislation, this could significantly impact asphalt operations in the US. As of 7 March 2014, the Group is not aware of any schemes that would materially affect its US operations.

Possible Environmental Liabilities

At 7 March 2014 there were no material pending legal proceedings relating to environmental regulations or to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material future environmental liability to the Group.

Governmental Policies

The overall level of government capital expenditures and the allocation by state entities of available funds to different projects, as well as interest rate and tax policies, directly affect the overall levels of construction activity. The terms and general availability of government permits required to conduct Group business also has an impact on the scope of Group operations. As a result such governmental decisions and policies can have a significant impact on the operating results of the Group.

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. Having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

In May 2012 the Group disposed of its 49% investment in its Portuguese joint venture Secil to our former joint venture partner, Semapa, following the ruling of the Arbitral Tribunal in Paris. As disclosed in our 2011 and 2012 Annual Reports, Semapa initiated legal proceedings in November 2011 to appeal against the Tribunal ruling and this continues to be the case. No provision has been made in respect of these proceedings in the Consolidated Financial Statements.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 6 to the Consolidated Financial Statements on page 138 No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

CRH 23

24        CRH

Top: Sree Jayajothi Cements Limited was acquired in

2013 by My Home Industries (MHIL), CRH’s JV partner

in India. With an annual cement capacity of 3.2 million

tonnes, Sree Jayajothi makes MHIL market leader in

Andhra Pradesh, South India.

Centre: Expocrete, acquired in 2013, is a leader in

manufacturing and distributing specialised, high-quality

concrete hardscape and masonry products in western

Canada. Expocrete manufactured the c400m2 of Allan

Block Classic retaining wall used to create terraces at

this residence on Skaha Lake in Penticton, BC, Canada.

Bottom: BauKing, CRH’s leading distribution brand in

Germany, reopened this DIY store in Menden, after a

major renovation in October 2013. The store reopened as

a multi-channel location and BauKing customers can now

also order products online.

CRH 25

2013 Key Financial Figures

€ million
Sales 18,031
EBITDA (as defined)* 1,475
Operating profit 100
Loss before tax (215)
cent
Loss per share (40.6)
Dividend per share 62.5

Albert Manifold with Myles Lee
* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

26        CRH

Strategy Review

Chief Executive’s Introduction1

2013 Performance

During the first six months of 2013, the severe and prolonged winter conditions which delayed the start of the construction season in our major markets, together with weaker trading in Europe, had a negative impact on our results. As the year progressed we saw markets beginning to stabilise in Europe, while the pick-up in economic activity in the US provided positive momentum for our Americas businesses.

Following a first-half decline of 6%, like-for-like sales were ahead by 2% in the second half, reducing the full-year decline to 2%. With the translation impact of the weaker US Dollar more than offset by contributions from acquisitions, sales of €18 billion for the year were in line with 2012. EBITDA (as defined) * for the year amounted to €1.48 billion, slightly ahead of guidance.

Against this backdrop, we continued to focus on improving our cost base, particularly in Europe, scaling our capacity and managing our costs to match shifting demand patterns across our businesses. Incremental savings of €195 million were delivered in the year. Our cumulative cost savings since the programme began in 2007 now amount to almost €2.4 billion.

We continued to generate strong cash flows from our operations, which, together with proceeds from divestments and asset disposals, resulted in net debt remaining in line with year-end 2012. This was after a spend on acquisitions and capital expenditure of approximately €1.2 billion and cash dividend payments of €0.37 billion.

For a closer look at the numbers, please refer to our Business Performance Review on pages 42 to 51, as introduced by our Finance Director.

Development Activity

During 2013 we remained active on the development front completing 28 transactions, at a total cost of €0.7 billion, which met our criteria of establishing and developing leading positions in attractive markets. We strengthened our cement positions in high-growth markets in Ukraine, India and China. We added to our aggregates positions in a number of key markets in the United States, extended our concrete products business in the attractive western Canada market and added to our Distribution network in both Europe and the United States.

In October, we opened a regional headquarters in Singapore, from which we will manage our developing Asian business. From a small start six years ago, we are now invested in companies employing 15,000 people in Asia.

Portfolio Review

With economic indicators now pointing to an improving outlook for the global economy, we are reshaping our portfolio for the future. There has been significant economic and financial change since 2007 and CRH responded proactively and decisively to that change. We are now focussed on positioning the Group for future growth as we enter the coming cycle.

In November 2013 we embarked on a comprehensive review to identify and focus on the businesses in our portfolio which offer the most attractive future returns and growth in the coming cycle. We have completed the initial phase of the review and have identified a total of 45 business units which will not meet our future returns objectives. An orderly disposal process is underway to dispose of these operations, which accounted for c.10% of the Group’s net assets at year-end 2013. With the next phase of the review underway, we have identified a further group of businesses, representing c.20% of our net assets, which require more detailed assessment; however, in the light of current conditions and outlook, we do not anticipate further impairment charges to arise should a decision be made to exit any of these businesses.

Over the years, we have built up a strong network of core businesses, which represent the majority of our net assets. By prioritising the allocation and reallocation of capital across these core businesses, our target is to restore margins and returns to peak levels in the coming cycle.

To facilitate this process, we are reorganising our European business by integrating our products and materials businesses into one organisation. This will better enable CRH to leverage the benefits of our operating plant network in both western and eastern European markets, which is complementary to our Distribution business in core European markets.

Focus for 2014

Dynamic allocation and reallocation of resources to optimise our portfolio, together with our traditional tight cost-control and capital discipline and our relentless focus on returns, will be key to driving growth and to rebuilding returns and margins in the coming years. We believe that 2013 represents the trough in our profits, and that 2014 will be a year of profit growth. We are encouraged by second half activity levels in 2013 and by the fact that, while it is still early in the season, trading so far in 2014 has been ahead of last year.

1	See cautionary statement regarding forward-looking statements on page 7.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 27

CRH Vision and Strategy

CRH is one of the world’s leading building materials companies, with a business that spans 35 countries and which serves all segments of construction industry demand. CRH supplies raw materials and finished products for residential, non-residential and infrastructure construction applications. It also has distribution businesses that supply products to the professional building contractor and to the home-owner.

CRH’s vision is to be a responsible international leader in building materials, delivering superior and sustained shareholder returns.

The sections that follow outline CRH’s strategy and how CRH puts that strategy into action through its business model.

Strategy in Action

CRH’s strategy is to sustain and grow a geographically diversified business with exposure to a broad range of segments of construction demand, enabling CRH to achieve its vision of delivering industry-leading returns.

CRH delivers on its strategy by growing and developing its portfolio of core businesses in building materials, seeking balanced exposure to multiple demand drivers, building leadership positions in regional markets, investing in and continuously improving its operations, acquiring and growing well-run value-creating businesses, while seeking exposure to new development opportunities and creating platforms for future growth.

CRH actively positions the Group to take advantage of varying economic cycles and applies its strategy in both developed economies, where there is a requirement for continual renewal of the built environment, and also in developing economies where industrialisation and population growth drive construction and economic activity. In doing so, the Group has established businesses in some of the biggest regional markets in the world and has achieved the position of market leader in many of these markets.

Developed Economies

In Western Europe and North America, CRH has built a balanced portfolio across the spectrum of building materials which leaves the business uniquely positioned to provide a broad product offering to the construction industry. While CRH’s heavyside building materials operations support the Group’s exposure to new-build and also infrastructure repair, maintenance and improvement (RMI) construction, its lightside product range enables CRH to participate in the growing residential and non-residential RMI markets, typical of mature economies.

CRH’s strategic focus in these markets is to continue to reinvest in its established platforms and to develop these businesses further through bolt-on acquisitions which achieve vertical integration, add to reserves, and fill out regional and product-level positions.

28 CRH

Developing Economies

In developing economies, CRH’s strategy is to target premium assets as an initial footprint. These entry platforms tend to be in cement and are often in partnership with strong, locally established businesses. Desirable entry points are those with well-located quality operations and good regional market positions. In addition, CRH targets businesses that have the potential to develop further downstream into integrated building materials businesses, as construction markets become more sophisticated over time.

In the mid-1990s, CRH applied this approach to its entry into the Polish market and today the Group is the leading integrated building materials company in Poland. CRH is now focussed on replicating this approach with its platforms in Ukraine, India and China.

Strategic Priorities

In looking to position the Group optimally for the future, CRH is currently conducting a detailed portfolio review, to identify those businesses and markets which offer the best potential for profit growth and returns in the cycle ahead.

A key strategic priority is to restore returns to levels seen during the course of the previous peak. Achievement of this will require the active management of CRH’s portfolio through the dynamic allocation and reallocation of capital, the ongoing pursuit of excellence in operational performance, process and product innovation to promote differentiation and better serve customers’ needs, and successful integration of targeted acquisitions.

The Group has a track record of maintaining strong financial liquidity and capital resources. A key component of this success is CRH’s unwavering focus on cash generation and the retention of a strong capital base, both of which are essential to funding organic and acquisitive growth, and to CRH’s ability to fund dividend payments to shareholders.

CRH also recognises that excellence in sustainability, compliance, risk management and governance is key to achieving superior performance. The Group has policies and guidelines in place to support management in these important areas, which together enhance CRH’s reputation and underpin CRH’s ability to do business.

We continue to recruit and develop the best talent, as it is with exceptional management and operational teams that CRH implements its strategy, through its business model, in pursuit of superior and sustained returns and growth.

CRH 29

CRH Business Model

CRH’s subsidiaries employ approximately 76,000 people at over 3,400 locations around the world. The Group’s major businesses are in the developed markets of Europe and North America, and it has growing positions in certain developing economies in Asia.

A Balanced Portfolio

The portfolio is well balanced across products, geographies and sector end-uses and this concept lies at the core of CRH strategy. CRH’s geographic balance means that it is able to take advantage of differing regional demand cycles.

Sectoral and end-use balance reduces the effects of varying demand patterns across building and construction activity. Exposure in 2013 was broadly split 35% residential, 30% non-residential and 35% infrastructure, while the balance of new-build to RMI was 50:50.

Our Product Range

CRH’s business comprises Materials, Products and Distribution activities, which enable the Group to supply construction materials from initial site work, through the building phase, to fit-out and renewal of the built environment over time. In 2013, Materials activities generated 56% of Group EBITDA (as defined)*, while the Products segment delivered 25% and Distribution 19%.

CRH’s primary Materials businesses are vertically-integrated aggregates, cement, asphalt and readymixed concrete operations, which are backed by strategically-located, long-term reserves and used extensively in infrastructure applications.

The Group’s Products businesses make a range of materials for use primarily in residential and non-residential construction. They include a broad range of architectural and structural products, and also accessories to assist in the construction process.

CRH distributes building materials to general building contractors, specialist Sanitary, Heating and Plumbing (SHAP) contractors and Do-It-Yourself (DIY) customers in Europe, and to professional roofing/ siding and interior products contractors in the United States. These businesses are well-positioned to service growing RMI demand in mature markets.

Further information on the scale, footprint and strategy for these businesses can be found in the Introduction to this Annual Report and in the Business Performance Review section on pages 46 to 51.

How our Business Operates

CRH continuously improves its operations, develops its people and builds regional market leadership positions across an actively managed portfolio. CRH leverages the benefits of local market knowledge and experience with global scale and resources.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

30 CRH

CRH expects strong management commitment to both the local operating company and to the CRH Group. Managers are supported from a Group centre which provides guidance, support and functional expertise in the areas of performance measurement, financial reporting, cash management, strategic planning, business development, talent management, governance, risk management and sustainability. This approach has attracted and retained exceptional management in the past and the Group has been strengthened by personnel with a range of skills including operational management, highly qualified business professionals and owner-entrepreneurs.

How we Manage our Finances

One of CRH’s guiding principles is a strong focus on cash generation, which gives it significant financial firepower for value-creating acquisitions and dividend payout. Strict capital discipline is a key characteristic of the Group, alongside good operational control and strong financial liquidity. The Group is committed to maintaining an investment grade credit rating. During 2013 CRH raised €1.5 billion in the eurobond market at record low coupons.

How we Generate Value

CRH’s approach to business has delivered industry-leading returns in the past and it is the Group’s intention to restore those returns and margins through the coming cycle.

At the core of CRH’s success is the pursuit of continuous improvement. The Group constantly challenges its businesses to do better and management recognises that continuous improvement requires a focus on measured performance, firm financial control, product and process innovation, and a rigorous approach to capital allocation.

CRH continues to invest and reinvest in its assets to improve the capacity, quality and efficiency of its operations. In addition, in a fragmented industry, CRH has the opportunity to grow by acquiring small to mid-sized companies which complement the existing network. From time to time, it completes larger deals where it sees compelling value.

This strategic approach and sustainable business model for value creation has enabled CRH to deliver superior performance and growth through previous cycles. Following the current portfolio review, it is CRH’s intention to accelerate the dynamic allocation and reallocation of resources within the Group, so that the businesses with the most potential in the next cycle will receive the most investment in the future.

CRH 31

Sustainability and Governance

CRH has placed sustainability at the heart of its strategy and business model. In every area of business, CRH seeks to create long-term value for all stakeholders including investors (debt and equity), customers, partners, employees, suppliers, neighbours and local communities.

The Group is committed to safeguarding its employees, enhancing the environment, ensuring strong governance and risk management, and supporting and benefitting the communities in which it operates. In doing so, CRH can continue to extend its positive influence across the value chain, while building a strong and resilient business that is capable of delivering shareholder returns for the future.

Working Safely

With approximately 76,000 employees worldwide, keeping people safe is a priority. Close to €140 million has been invested in initiatives aimed at enhancing health and safety performance in the last five years. These efforts have resulted in an average 15% per annum reduction in the Group’s accident frequency rate over the decade, and encouragingly 92% of our active locations were accident free in 2013. However, despite the focus on safety, CRH deeply regrets the loss of nine lives (two employees and seven contractors) at its operations during 2013. With the assistance of independent specialists, the circumstances surrounding each of these individual tragedies have been examined in detail, the lessons learned communicated and changes implemented immediately. The elimination of fatalities is a fundamental objective of the Group.

Enhancing the Environment

As a global leader in building materials, CRH can play an important role in improving the sustainability of the built environment. In addition to our progress on CO2 reduction detailed below, CRH works with customers and the wider building materials industry to develop sustainable and innovative products and solutions.

Demand for lower carbon products such as warm-mix asphalt is increasing and this product now accounts for over 30% of CRH’s US asphalt sales. In Europe, an increasing proportion of CRH’s cement production is now of lower-carbon cements and 35% of CRH’s cement plant fuel requirements are met by alternative fuels. We recycled 17 million tonnes of externally-sourced alternative materials into new products, including recycled asphalt pavement and shingles which provides a fifth of asphalt requirements in our US operations.

Throughout the Group, extensive programmes are in place to improve energy and resource efficiency, achieve targeted air emission reductions, enhance biodiversity, and restore worked-out quarries.

Working with People and Communities

CRH operates in many communities and continued business success depends on the relationships it forms with all stakeholders. CRH actively supports social and community activities local to its operations and in 2013 held close to 700 stakeholder engagement days.

Our businesses know that developing our people is critical to sustaining competitive advantage and to achieving corporate growth over the long term. We believe in recruiting the best people and giving them a variety of development opportunities through which they can advance their careers, develop specialised expertise and grow professionally.

CRH is determined to create an inclusive workplace, with all recruitment, selection and promotion decisions made on individual merit. Achieving gender diversity is difficult in an industry which traditionally attracts more male employees and CRH’s current make-up reflects this. In 2013, 18% of employees were female. Of those, 11% of operational staff and 41% of clerical and administrative staff were female. At Board level, CRH has two female directors, including the Finance Director.

Protecting Human Rights

CRH is fully committed to human and labour rights and supports the principles set out in the articles of the United Nations’ Universal Declaration of Human Rights and the International Labour Organisation’s Core Labour Principles. Group companies are required to comply with the Group’s position on human rights when dealing with employees, contractors, customers and suppliers, as set out in the Code of Business Conduct and supporting policies.

In addition, CRH has launched an Ethical Procurement Code and a Supplier Code of Conduct, both of which outline processes and procedures to ensure compliance. A recent example of these procedures in practice was the temporary suspension of a supplier for failure to comply fully with our requirements; this necessitated alternative supply arrangements at a significant cost to CRH, until the issue was resolved and the supplier re-engaged.

Managing Risk

CRH has a formal Enterprise Risk Management (ERM) framework, which takes account of the perspectives of CRH’s diverse stakeholder interests, and is used to assess the rewards and mitigate the risks associated with day-to-day activities and strategic actions.

Through this framework, CRH seeks to minimise adverse outcomes by exercising control across all aspects of the Group’s operations and by evaluating carefully the risks of strategic decision-making prior to implementation. The tone is set from the top and is underpinned by CRH’s commitment to ethical principles, independent good faith reporting channels, a tolerance of challenge to the status quo and the rewarding of appropriate risk-taking. In line with leading practice, a “three lines of defence” model, incorporating (i) local management, (ii) divisional and head office oversight, and (iii) our internal audit function, has been in place for many years and is subject to ongoing refinement and development.

32 CRH

The combination of a high level of risk awareness and risk maturity and a well-developed and effective assurance framework, underline the integrity of CRH’s risk management systems as a whole and hence the Group’s capacity to assume risk.

The principal risks and uncertainties faced by the Group are discussed on pages 34 to 40 and are reported to the Audit Committee on a six-monthly basis.

Ensuring Excellence in Governance

Our governance procedures are rooted in a Group-wide commitment to core values which include integrity, honesty and respect for the law, and we expect unwavering compliance with the highest standards of business ethics. These principles underpin our strategy and reputation, as we develop and grow a diverse and global footprint in an increasingly demanding regulatory environment.

Our Compliance & Ethics team works closely with our business managers to implement all aspects of our compliance programme, which is designed to ensure that employees at all levels in the organisation understand that at CRH “there is never a good business reason to do the wrong thing”. In practice, this is achieved via a comprehensive Code of Business Conduct, with supporting policies, guidelines and training, effective monitoring and review, and an open and transparent culture where employees are encouraged and empowered to “speak up”.

In the past two years, over 30,000 employees have participated in Code of Business Conduct training and a further 10,000 have also undertaken advanced instruction on competition law, anti-bribery awareness and steps to counter the potential for corruption and fraud.

Further information is provided in the Corporate Governance section of this report on page 82.

Top: Oldcastle Materials’ Eugene Sand & Gravel company received a 2013 Oregon Excellence in Concrete Award, for concrete materials supplied to the Delta Ponds pedestrian bridge; a single-tower, cable-stayed bridge, with an innovative, V-shaped support tower design.

Centre: Zoontjens supplied over 3,000m2 of customised light-weight tiles from its Dreen® Combiplus range, for a unique architect designed rooftop square at the Erasmus University in the Netherlands.

Bottom: Allied Building Products, with over 190 outlets in the United States, provided materials for the renovation of the Lake Worth Casino, Florida. Pictured here are team members unloading materials, focussed always on safety when handling job-site deliveries.

CRH         33

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s business. The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction and Performance Measures – Forward – Looking Statements”. The Risk Factors have been grouped to focus on key strategic risks and key financial and reporting risks.
Key Strategic Risk Factors

Industry cyclicality

Risk Factor	Discussion
The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group’s financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/ raw material prices. The adequacy and timeliness of management’s responses to unfavourable events are of critical importance.

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

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the Group’s control, including:

	•	the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 9% of annual Group sales revenues in 2013);
	•	the performance of national economies in the 35 countries in which CRH operates;
	•	monetary policies in the countries in which CRH operates — for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus impacting residential construction activity;
	•	the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the Moving Ahead for Progress in the 21st Centruy Act (“MAP-21”); and
	•	the level of demand for construction materials and services, with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity.

A continuation of or deterioration in the current global economic downturn may result in further general reductions in construction activity. Against this backdrop, the adequacy and timeliness of the actions taken by CRH’s management team are of critical importance in maintaining financial performance at appropriate levels.

Each of the above factors could have a material adverse effect on the Group’s operating results and the market price of CRH’s securities.

Political and economic uncertainty

Risk Factor	Discussion
As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. Changes in these conditions, or in the governmental and regulatory requirements in any of the countries in which CRH operates (with particular reference to developing markets), may, for example, adversely affect CRH’s business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

CRH operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, South America, Turkey, China and India. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges and could include the following:

	•	changes in political, social or economic conditions;
	•	trade protection measures and import or export licensing requirements;
	•	potentially negative consequences from changes in tax laws;
	•	labour practices and differing labour regulations;
	•	procurement which contravenes ethical considerations;
	•	unexpected changes in regulatory requirements; and
	•	state-imposed restrictions on repatriation of funds.
The outlook for Ukraine has become uncertain in recent weeks due to the political environment, and for now the implications for construction activity in 2014 are unclear.

34 CRH

Commodity products and substitution

Risk Factor	Discussion
CRH faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which CRH does not produce or distribute. Against this backdrop, if CRH fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

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

Acquisition activity

Risk Factor	Discussion
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

The Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions supplemented from time to time by larger strategic acquisitions into new markets or new building products. As a result of the challenging trading backdrop for many of CRH’s businesses since the onset of the financial crisis and the ensuing global economic downturn, management’s focus continues to be limited to acquisition opportunities that offer compelling value and exceptional strategic fit.

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

Joint ventures and associates

Risk Factor	Discussion
CRH does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest; the greater complexity inherent in these arrangements accompanied by the need for proactive relationship management may restrict the Group’s ability to generate adequate returns and to develop and grow its business.	Due to the absence of full control of joint ventures (joint control only) and associates (significant influence), important decisions such as the approval of business plans and the timing and amount of cash distributions and capital expenditures, for example, may require the consent of CRH’s partners or may be approved without CRH’s consent, despite provisions in the purchase contract. These limitations could impair CRH’s ability to effectively manage and/or realise its strategic goals for these businesses.

CRH 35

Risk Factors continued

Human resources

Risk Factor	Discussion
Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised Group may be inadequate thus giving rise to management attrition and difficulties in succession planning and potentially impeding the continued realisation of the Group’s core strategy of performance and growth.	The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on CRH’s core strategy of performance and growth and in ensuring that succession planning objectives for key executive roles throughout CRH’s international operations are satisfied. In recognition of these requirements, the human resource management framework focuses on the operation of integrated and targeted programmes of performance management, leadership development (including international assignments, where appropriate), coaching and mentoring inter alia; the appropriateness of these programmes is reviewed on a regular basis to ensure that they mirror best practices.

Corporate communications

Risk Factor	Discussion
As a publicly-listed company, CRH undertakes regular communication with its stakeholders. Given that these communications may contain forward- looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.	CRH places great emphasis on timely and relevant corporate communications with overall responsibility for these matters being vested in senior management at the Group Head Office (largely the Chief Executive, the Finance Director, the Head of Corporate Communications and the Head of Investor Relations) supported by purposeful engagement with highly experienced external advisors, where appropriate. The strategic, operational and financial performance of the Group and of its constituent entities is reported to the Board on a monthly basis with all results announcements and other externally-issued documentation (e.g. the Annual Report on Form 20-F and the Corporate Sustainability Report) being discussed at the Board/Audit Committee prior to release.

Cyber and information technology

Risk Factor	Discussion
As a result of the proliferation of information technology in the world today, CRH is exposed to security threats to its digital infrastructure which might lead to interference with production processes, the theft of private data or misrepresentation of information regarding CRH via digital media. In addition to potential irretrievability or corruption of critical data, CRH could suffer reputational losses and incur significant financial costs in remediation.	CRH is aware of the importance of addressing security threats to its digital infrastructure and, given the increasing sophistication and evolving nature of this threat, CRH cannot rule out the possibility of such attacks occurring in the future. Such attacks may result in interference with production software, corruption or theft of sensitive data or reputational loss as a result of misrepresentation on social media sites. CRH has made a significant investment in upgrading its digital infrastructure with the overall objective of further enhancing system security, but cannot guarantee that future cyber-attacks will not be successful.

36 CRH

Sustainability

Risk Factor	Discussion
CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s reported results and financial condition.	CRH is subject to a broad and increasingly stringent range of existing and evolving governance, environmental, health and safety and other laws, regulations, standards and best practices in each of the jurisdictions in which the Group operates giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of the Group’s operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in CRH’s business and the impact of future developments in these respects on the Group’s activities, products, operations, profitability and cash flow cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future.

Environmental and health and safety and other laws, regulations and standards may expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, some soil and groundwater contamination has occurred in the past at a limited number of sites; the associated remediation costs incurred to date have not been material. Despite the Group’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

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

For additional information see also “Introduction – The Environment and Government Regulations”.

Laws and regulations

Risk Factor	Discussion
CRH is subject to many laws and regulations (both local and international), including those relating to competition law, corruption and fraud, throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance and may damage the Group’s reputation.	CRH is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. CRH mandates that its employees comply with its Code of Business Conduct which stipulates best practice in relation to regulatory matters; however, CRH cannot guarantee that its operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial condition or results of operations.

CRH 37

Risk Factors continued

Key Financial and Reporting Risk Factors

Financial instruments

Risk Factor	Discussion
CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/ counterparty and liquidity risks. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH’s derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group’s existing debt capacity or otherwise obtain financing for the Group’s operations.

CRH has incurred and will continue to incur significant amounts of debt in order to finance its business and ongoing acquisition programme. As at 31 December 2013, CRH had outstanding net indebtedness of approximately €3.0 billion (2012: €2.9 billion). A significant portion of the cash generated from operational activity is dedicated to the payment of principal and interest on indebtedness and is not available for other purposes. If CRH’s earnings were to decline significantly, difficulties may be experienced in servicing its debt instruments. In addition, in raising debt, CRH has entered into certain financing agreements containing restrictive covenants requiring CRH to maintain a certain minimum interest coverage ratio and a certain minimum net worth and placing a maximum limit on the ratio of net debt to net worth. These restrictions may limit CRH’s flexibility in planning for and reacting to competitive pressures and changes in business, industry and general economic conditions and may limit its ability to undertake acquisition activity and capitalise on other business opportunities. For further information on financial covenants, please see note 24 to the Consolidated Financial Statements (page 157).

CRH is exposed to movements in interest rates which affect the amount of interest paid on floating rate borrowings and the return generated on its cash investments. As at 31 December 2013, 129% (2012: 110%) of CRH’s net debt was at fixed interest rates. For additional information on the value of debt and the impact of movements in interest rates, see notes 21 and 22 to the Consolidated Financial Statements.

Any material deterioration in CRH’s existing credit ratings may significantly reduce its access to the debt markets and result in increased interest rates on future debt. A down- grade in CRH’s credit ratings may result from factors specific to CRH or from other factors such as general economic weakness or sovereign credit rating ceilings.

CRH holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2013, totalled €2.5 billion (2012: €1.7 billion). In addition to the above, CRH enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2013 were €80 million and €53 million respectively (2012: €172 million and €20 million). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the United States) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2013, this balance was €0.4 billion (2012: €0.5 billion). In the current business environment, there is increased exposure to counterparty default, particularly as regards bad debts. For additional information on credit/counterparty and liquidity risks see note 22 to the Consolidated Financial Statements.

38 CRH

Defined benefit pension schemes

Risk Factor	Discussion
CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate deficits applicable to past service.	The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on market and economic conditions at the balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for future compensation levels, future labour market conditions and anticipated inflation; (iii) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed on pages 162 and 164. A prolonged period of financial market instability would have an adverse impact on the valuations of CRH’s pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating reparation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the contracted payments disclosure on page 45. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets.

Insurance counterparties

Risk Factor	Discussion
In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.	The Group’s insurance arrangements require that the Group retain certain exposures in respect of a variety of liability/casualty, property damage and business interruption risks; amounts in excess of these predetermined self-insurance thresholds, together with umbrella arrangements, as appropriate, are arranged through leading, highly-rated global insurers and re-insurers giving rise to counterparty risks. The exposures borne by third-parties are, in general, subject to caps with any exposures in excess of those caps being borne by CRH. As at 31 December 2013, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €181 million (2012: €191 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

Foreign currency translation

Risk Factor	Discussion
CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency) together with declines in the euro value of the Group’s net investments which are denominated in a wide basket of currencies other than the euro.	A significant proportion of the Group’s revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollars, Swiss Francs, Polish Zlotys and Pounds Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact the Group’s consolidated results and net worth. It is the Group’s policy to hedge partially its investment in foreign currencies by ensuring that net worth, net debt and net interest are spread across the currencies in which the Group operates, but otherwise CRH does not generally engage in hedging transactions to reduce Group exposure to foreign exchange translation risk. For additional information on the impact of foreign exchange movements on the Group’s Consolidated Financial Statements for the year ended 31 December 2013, see the Business Performance Review section commencing on page 43 and note 22 to the Consolidated Financial Statements.

CRH 39

Goodwill impairment

Risk Factor	Discussion

A review of CRH’s portfolio of businesses is currently ongoing, and an orderly disposal process is underway for 45 business units which do not meet the Group’s future returns objectives; this has given rise to a goodwill impairment charge of €373 million in the 2013 financial year. In the light of current conditions and outlook, the Group does not anticipate further impairment to arise as the portfolio review continues.

Significant under-performance in any of CRH’s major cash-generating units or the divestment of businesses in the future may give rise to a further material write-down of goodwill which would have an additional substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 15 to the Consolidated Financial Statements on pages 146 and 147.

Whilst a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2013 would have resulted in a charge to income and a reduction in equity of €3.7 billion (2012: €4.1 billion).

Inspections by Public Company Accounting Oversight Board (“PCAOB”)

Risk Factor	Discussion
Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.	As a public company, our auditors are required by United States law to undergo regular PCAOB inspections to assess their compliance with United States law and professional standards in connection with their audits of financial statements filed with the SEC. Under Irish law, the PCAOB is currently unable to inspect and evaluate the audit work and quality control procedures of auditors in Ireland. Accordingly investors who rely on our auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors.

40 CRH

CRH 41

€ million
EBITDA (as defined)* 1,475
Capital Expenditure 497
Cash from Operating Activities 1,092
Non-cash Impairment 755

Net Debt (€ billion) 2.97
EBITDA (as defined)*/Net Interest (times) 5.9

Maeve Carton Finance Director
* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

42        CRH

Business Performance Review1

Finance Director’s Introduction

Trading conditions in 2013 proved challenging, especially in the first half of the year, and the Group continued to focus on cash generation finishing the year in a strong and flexible financial position. With increased cash inflows from operations and proceeds from disposals, net debt at year-end 2013 remained broadly in line with 2012 despite a total spend of €1.2 billion on acquisitions, investments and capital expenditure and cash dividend payments which at €368 million were similar to last year.

While reported sales for 2013 were similar to 2012, organic sales from underlying operations fell by 2%, reflecting difficult market conditions in Europe and poor weather across the Group in the first half.

In Europe the decline in like-for-like sales moderated to less than 1% in the second half, a significant improvement on the weather-impacted decline of 10% in the first half. This results in a full-year reduction of 5% in underlying European sales, which was partly offset by contributions from acquisitions to give a 3% overall decline. Lower sales impacted EBITDA (as defined)* margin, which despite intense management focus and internal actions, fell in all European segments in response to competitive market pressures.

Against an improving backdrop as the year progressed, like-for-like sales in the Americas were up 5% in the second half, compared with a first half which saw organic volumes down by 1%. In our Materials business, which was impacted by unfavourable weather patterns in the early part of the year, like-for-like sales were 3% lower than last year; however, with good contributions from acquisitions overall US Dollar sales revenue was in line with last year. Our Products and Distribution businesses continued to benefit from improving demand, particularly from new residential construction, and like-for-like sales were 8% ahead of 2012. With higher sales and good cost control, EBITDA (as defined)* margins improved in all three Americas segments.

Operating profit fell significantly from 2012, due principally to the non-cash impairment charge of €650 million taken largely as a result of the comprehensive portfolio review referred to in the Chief Executive’s Introduction on page 27 (see also note 3 to the Consolidated Financial Statements). The initial phase of this review has identified business units that will not meet our returns criteria, and an orderly disposal process is underway; the next phase will focus on allocating resources to those business that are central to restoring CRH returns to previous peak levels. Almost two-thirds of this impairment charge relates to our Products businesses, with the Europe segment accounting for the majority of the write-down. The portfolio review also identified further impairments of €105 million in respect of equity accounted investments. While the portfolio review is ongoing, in the light of current conditions and outlook, we do not anticipate any further impairment to arise as we complete the exercise during 2014.

During 2013 the euro strengthened by more than 3% against the US Dollar, resulting in an adverse translation impact on the Group’s results; this is the principal factor behind the exchange effects shown in the table below.

We continued to advance the significant cost-reduction initiatives which have been progressively implemented since 2007 and which by year-end had generated cumulative annualised savings of almost €2.4 billion. Total restructuring costs associated with these initiatives (which generated savings of €195 million in 2013) amounted to €71 million in 2013 (2012: €60 million) and were once again heavily focussed in our European Divisions.

Key Components of 2013 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs (net)	Equity accounted investments†	Pre-tax profit/(loss)

2012 as restated	18,084	1,563	805	230	(305)	(84)	646
Exchange effects	(404)	(36)	(19)	(1)	5	(2)	(17)

2012 at 2013 exchange rates	17,680	1,527	786	229	(300)	(86)	629
Incremental impact in 2013 of:
- 2013 and 2012 acquisitions	672	73	43	-	(3)	3	43
- 2013 and 2012 divestments	(42)	-	2	(191)	(2)	4	(187)
- Restructuring costs	-	(11)	(11)	-	-	-	(11)
- Pension/CO2 gains	-	(29)	(29)	-	-	-	(29)
- Impairment charges	-	-	(622)	-	-	41	(581)
Ongoing operations	(279)	(85)	(69)	(12)	8	(6)	(79)
2013	18,031	1,475	100	26	(297)	(44)	(215)

† CRH’s share of after-tax results of joint ventures and associated undertakings

1	See cautionary statement regarding forward-looking statements on page 7.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 43

Liquidity and Capital Resources – 2013 compared with 2012

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 123.

Throughout 2013 the Group continued to keep a very sharp focus on cash management, targeting in particular working capital and capital expenditure. Year-end current working capital of €2.0 billion represented just 11.2% of sales, an improvement compared with year-end 2012 (11.5%). This performance delivered net inflows for the year of €77 million (2012: outflows of €58 million). CRH believes that its current working capital is sufficient for the Group’s present requirements. Strong control of spending on property, plant and equipment resulted in lower cash outflows of €497 million (2012: €544 million), with spend in 2013 representing 74% of depreciation (2012: 79%).

Other major cash flow movements during the year comprised acquisition spend of €676 million on 28 transactions, including €144 million in respect of the asset exchange in Spain which is also included in the total proceeds from disposals and investments of €266 million.

Cash dividend payments of €368 million and proceeds of €19 million from exercise of share options were very similar to last year.

Year-end interest-bearing loans and borrowings increased by €0.7 billion to €5.5 billion (2012: €4.8 billion). At year-end 2013, net debt of €2.97 million† was just €64 million higher than year-end 2012. The weaker US Dollar (1.3791 versus the euro compared with 1.3194 at year-end 2012) was the main factor in the positive translation and mark-to-market impact of €87 million on net debt.

The Group is in a strong financial position. It is well funded and basic interest cover (EBITDA (as defined)*/Net Interest) of 5.9 times is significantly higher than the minimum requirements in the Group covenant agreements – further details are set out in note 24 to the Consolidated Financial Statements.

We successfully completed two eurobond issues during 2013: in April €750 million of 10-year bonds was issued with a coupon of 3.125% and in October, a further €750 million of 7-year bonds was issued with a coupon of 2.75% . These were the lowest-ever coupons obtained by the Group and reflect CRH’s commitment to managing debt and maintaining an investment grade credit rating.

The Group also has considerable financial flexibility; the average maturity of the Group’s gross debt of €5.5 billion is 4.8 years and cash resources at year end amounted to more than €2.5 billion. Together with the availability of committed and undrawn facilities (amounting to a further €1.95 billion), the Group believes that it has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2014.

CRH’s share price increased by 20% in 2013 to €18.30 at year end; combined with the maintained dividend of 62.5c, shareholder returns were 24% in 2013 and resulted in net debt as a % of market capitalisation decreasing to 22% (2012: 26%).

Business Performance Review

The sections on pages 46 to 51 outline the scale of CRH’s business in 2013, and provide a more detailed review of performance in each of CRH’s six reporting segments.

2014 Outlook

In the United States, we expect GDP growth in 2014 to be similar to 2013. While federal funding for infrastructure in 2014 is expected to be in line with 2013, state fiscal conditions continue to improve with more states introducing additional infrastructure funding measures. The increase in the Transportation Infrastructure Finance and Innovation Act (TIFIA) funding should also give states greater opportunities and options to benefit from private sector involvement in highway projects; we expect the impact of these investments to be more medium to long-term. We expect that residential construction will continue to advance in 2014, and with the increase in housing, non-residential activity should also see an improvement. Against this backdrop, we expect 2014 to be another year of progress in the Americas.

In Europe we have seen an improving trend in the second half of 2013 with the economic backdrop stabilising as the year progressed. While underlying indicators for the Dutch economy are showing signs of a slight recovery, in the short term, we expect construction activity to remain subdued. Switzerland is expected to remain solid in 2014 with continuing strong activity in residential and infrastructure, while the outlook for Germany is broadly positive. In Finland, with continuing pressure in the residential segment, construction spend is expected to be relatively flat in 2014, with some pick-up in the second half of the year. The 2014 outlook for Ireland is for modest growth in overall construction activity while France and Spain are expected to remain challenging. The outlook for Ukraine has become uncertain in recent weeks due to the political environment, and for now the implications for construction activity in 2014 are unclear. In Poland, the improved activity during the second half of 2013 is expected to continue into 2014 with construction growth led by improving infrastructure activity.

The review of our portfolio aims to re-set the Group for growth. While this has resulted in significant non-cash impairment charges in 2013, we believe that dynamic allocation and reallocation of resources to optimise the portfolio, together with our traditional tight cost control and capital discipline and our relentless focus on returns, will be key to driving growth and to rebuilding returns and margins in the coming years. We believe that 2013 represents the trough in our profits, and that 2014 will be a year of profit growth. We are encouraged by second-half activity levels in 2013 and by the fact that, while it is still early in the season, trading so far in 2014 has been ahead of last year.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a, current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

†	As disclosed in note 21 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, and derivative financial instruments.

44 CRH

Quantitative and Qualitative Information about Market Risk

The Group addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2013, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the €/US$ exchange rate. The €/US$ rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the United States. This analysis, set out in note 22 to the Consolidated Financial Statements (page 154), is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative and Qualitative information and sensitivity analysis of market risk is contained in notes 21 to 25 to the Consolidated Financial Statements.

Significant Changes

No significant changes have occurred since the balance sheet date.

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred acquisition consideration and pension scheme contribution commitments at 31 December 2013 is as follows:

Contractual Obligations

Payments due by period	Total €m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m

Interest-bearing loans and borrowings[1]	5,428	955	1,556	472	2,445

Finance leases	15	3	3	7	2

Estimated interest payments on contractually-committed debt and finance leases[2]	1,225	264	393	250	318

Deferred and contingent acquisition consideration	208	24	68	28	88

Operating leases	1,254	301	368	228	357

Purchase obligations[3]	223	196	20	3	4

Retirement benefit obligation commitments[4]	162	25	47	43	47

Total	8,515	1,768	2,455	1,031	3,261

1      Of the €5.4 billion total gross debt, €0.1 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

2      These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is re-financed by future debt issuance.

3      Includes capital expenditure contracted for. A summary of the Group’s future purchase commitments as at 31 December 2013 for capital expenditure are set out in note 14 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

4      Represents the contracted payments related to our pension schemes in the United Kingdom and Ireland.

CRH 45

Europe Materials

Results						Analysis of change
€ million	% Change	2013	2012R	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension/ CO2 gains	Exchange
Sales revenue	-5%	2,266	2,383	-117	-188	+111	-8	-	-	-32
EBITDA (as defined)*	-21%	278	352	-74	-40	+7	+1	+6	-43	-5
EBITDA (as defined)* margin		12.3%	14.8%
Operating profit	-82%	39	217	-178	-40	-	+3	-95	-43	-3
Pension restructuring gains amounted to €10 million (2012: €30 million)						Restructuring costs amounted to €7 million (2012: €13 million) Impairment charges of €101 million were incurred (2012: nil)
Gains from CO2 trading were €8 million (2012: €31 million)

EBITDA (as defined)* above includes pension restructuring gains and gains from CO2 trading. Operating profit is also stated after impairment charges; the net €83 million adverse impact of these items has been excluded from the commentary that follows.

After a weather-impacted first half which saw like-for-like sales decline by 16%, activity and profits in the second half of 2013 were almost in line with the second half of 2012. Like-for-like sales for the year overall decreased by 8% reflecting weak volumes in Poland and Benelux, in particular, combined with further, albeit more modest, declines in construction activity in Ireland. The benefit from our continued cost reduction and efficiency measures partly offset the impact of the lower volumes and overall EBITDA (as defined)* margin excluding pensions/CO2 gains was 11.5% compared with 12.2% in 2012.

On the development front during 2013, we concluded an asset swap in February in which we acquired Cementos Lemona in the Basque region in Spain in exchange for our 26% stake in Corporacion Uniland. In September we became the market leader in Ukraine through the acquisition of Mykolaiv Cement. We completed two smaller transactions strengthening our presence in Northern Ireland and expanding our network of cement import facilities in Britain.

Switzerland and Finland

Construction spend in Switzerland increased again in 2013 with the residential market remaining one of the major drivers of activity and infrastructure spend continuing at good levels. With the benefit of mild weather in the fourth quarter, construction remained strong to the end of the year. Our cement volumes were 12% higher than 2012 benefiting both from increased infrastructure projects and large individual projects. Aggregates and readymixed concrete volumes continued the slightly upward trend of recent years. Sales prices, particularly cement, saw some slippage in 2013 due to the continued strong Swiss Franc. Operating profit was ahead of 2012. In Finland, construction spend was down mainly due to reduced residential activity. The government introduced two stimulus packages related mainly to the residential and RMI sectors, but execution was slow. With increasing levels of public debt, spending on infrastructure was reduced and progress on a number of large projects was delayed. While our businesses delivered modest price increases in cement, aggregates and readymixed concrete, cement and aggregates volumes were lower and overall operating profit was below 2012.

Poland and Ukraine

A pick-up in second-half construction activity in Poland was insufficient to offset the weather-impacted first half; national construction output fell by an estimated 11% in 2013 and cement volumes fell 9%. The residential sector remained sluggish throughout 2013 with new starts down over 11%. Infrastructure activity picked up as the year progressed and the second half saw the restart of a number of stalled projects. Mild weather late in the year enabled construction to continue until year-end. Against the improving backdrop our second-half cement volumes increased by 8% compared with 2012, reducing the decline in our full-year volumes to 11%. Our aggregates and readymixed concrete volumes also declined year-on-year. Prices for all products remained under pressure in very competitive markets, and overall operating profit in Poland was lower than 2012. In Ukraine, while the first half was negatively impacted by the prolonged winter conditions, demand was much stronger in the second half and national cement volumes for the year were down 3% compared with 2012. Our like-for-like volumes were 13% ahead of 2012 in the second half, bringing our full-year volumes almost in line with last year (down 1%) and overall operating profit in Ukraine was broadly similar to 2012.

Benelux, Ireland and Spain

Our businesses in the Netherlands and Belgium were impacted by falling construction activity in 2013. Lower volumes, together with pricing pressure in very competitive markets, resulted in lower overall operating profit in the Benelux in spite of the benefits from ongoing cost reduction programmes. The decline in construction activity in Ireland moderated in 2013 and cement volumes were similar to 2012 levels. With a lower cost base, operating losses declined. In Spain, while construction activity fell by a further 23% with declines across all sectors, our like-for-like results were in line with 2012 due to the benefit of previously-implemented cost reduction programmes. Trading in our newly-acquired cement business Cementos Lemona was in line with expectations.

Outlook

Switzerland is expected to remain solid in 2014 with continuing strong activity in residential and infrastructure. In Finland, with continuing pressure in the residential segment, construction spend is expected to be relatively flat in 2014, with some pick-up in the second half of the year. The improved activity in Poland during the second half of 2013 is expected to continue into 2014 with construction growth led by improving infrastructure activity. The outlook for Ukraine has become uncertain in recent weeks due to the political environment, and for now the implications for construction activity in 2014 are unclear; our main focus is to continue with margin improvement through cost efficiencies. The outlook for Benelux is for flat construction activity; with the benefits of cost efficiencies, we expect to improve margins in 2014. The 2014 outlook for Ireland is for modest growth in overall construction activity which, together with cost efficiencies, increased use of alternative fuels and increased export volumes, is expected to result in improved margins. In Spain, the outlook remains challenging with further volume declines expected in 2014; however, ongoing capacity reduction and cost efficiencies should help our businesses to improve margins.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

46 CRH

Americas Materials

Results					Analysis of change
€ million	% Change	2013	2012R	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-3%	4,721	4,886	-165	-147	+141	-	-	-159
EBITDA (as defined)*	-	557	555	+2	-15	+33	-	+2	-18
EBITDA (as defined)* margin		11.8%	11.4%
Operating profit	-19%	226	279	-53	-12	+26	-	-58	-9
					Restructuring costs amounted to €12 million (2012: €14 million) Impairment charges of €60 million were incurred (2012: nil)

The commentary below excludes the adverse impact of impairment charges on operating profit.

Adverse weather conditions, which had resulted in a 25% decline in first-half US$ EBITDA (as defined)*, continued to impact operations in July and in the early weeks of August. Trading conditions proved much more favourable thereafter through to November and second-half US$ EBITDA (as defined)* was ahead of the corresponding period in 2012. Positive first-half trends in pricing continued into the second half. Though overall like-for-like sales revenue was 3% lower than last year, contributions from acquisitions resulted in overall US$ EBITDA (as defined)* for the year being 4% ahead of 2012.

A total of 10 acquisitions were completed in 2013 at a cost of €77 million, adding 457 million tonnes of reserves, 13 operating quarries, 5 strategic reserves locations, 6 asphalt plants and 7 readymixed concrete plants with annual production of 2.0 million tonnes of aggregates, 0.4 million tonnes of asphalt and 0.1 million cubic metres of readymixed concrete.

Energy and related costs: The price of bitumen, a key component of asphalt mix, declined by 4% in 2013 following a 7% increase in 2012. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, decreased by 2% and 3% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, fell by 1%. Recycled asphalt and shingles accounted for approximately 20% of total asphalt requirements in 2013. Wider use of warm-mix asphalt continues to deliver cost and customer benefits. With the positive effects of lower bitumen costs and further increased use of recycled asphalt, unit costs reduced by 2%.

Aggregates: Like-for-like volumes were slightly ahead of 2012 while total volumes including acquisitions increased 7%. Average prices increased by 3% on a like-for-like basis and 2% overall compared with 2012. Price increases together with efficient cost control resulted in an improved margin for this business.

Asphalt: Impacted by poor weather and a later start to paving projects, like-for-like volumes were down 7% with total volumes including acquisitions down 3%. While the average like-for-like sales price fell 1% and overall average price fell 2%, with the benefit of the 4% reduction in bitumen costs, margin per unit was maintained.

Readymixed Concrete: Like-for-like volumes decreased 2% while total volumes including acquisitions were up 2% compared with 2012. With average prices 4% higher on a like-for-like basis and up 5% overall, margins improved.

Paving and Construction Services: The poor first-half weather also contributed to a later start on paving projects, resulting in 5% lower sales revenue in total, and a reduction of 6% on a like-for-like basis. Pricing remained under pressure in a competitive bidding environment; however, efficiency improvements enabled an improvement in overall margin.

Regional Performance

East

The East region comprises operations in 22 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. The adverse weather conditions in the first half had the greatest impact on the Mid-Atlantic division, which reported lower results than in 2012. In the Northeast division, 2013 results benefited from the inclusion of acquisitions completed at the end of 2012, and operating results improved. The Central division profits were broadly consistent with 2012 with lower volumes offset by improved prices. The residential market in Florida continued its upward trend contributing to strong volumes, better prices and margin growth, and positively impacting performance in the Southeast division. Overall operating profit for the East region was higher than 2012 with volumes 8%, 4% and 9% ahead of 2012 for aggregates, asphalt and readymixed concrete respectively.

West

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi. Poor weather conditions that persisted through to mid-August affected results in both the Central West and Mountain West divisions, with a reduction in large infrastructure contracts in Utah further contributing to the lower outcome in Mountain West compared with 2012. More positively, the Northwest division saw substantial improvement over 2012’s record lows. With overall declines in asphalt and readymixed concrete volumes of 14% and 3% respectively, only partly offset by increases in aggregates volumes of 4%, operating profit was lower than in 2012.

Outlook

We expect that GDP growth in 2014 will be similar to 2013 and that residential construction will continue to advance. With the increase in housing, non-residential construction should also see an improvement. While Federal funding for infrastructure is expected to be in line with 2013; state fiscal conditions continue to improve with more states introducing additional infrastructure funding measures. The increase in the Transportation Infrastructure Finance and Innovation Act (TIFIA) funding should also give states greater opportunities and options to benefit from private sector involvement in highway projects; we expect the impact of these investments to be more medium to long-term.

Overall, we expect 2014 like-for-like volumes for aggregates and asphalt to be broadly similar to 2013 with readymixed concrete volumes expanding slightly due to an improving residential market. Targeted price increases in all product lines, combined with efficiency improvements and stability in the energy markets, are expected to lead to another year of margin expansion in 2014.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 47

Europe Products

Results					Analysis of change
€ million	% Change	2013	2012R	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension gains	Exchange
Sales revenue	-4%	2,376	2,477	-101	-100	+47	-28	-	-	-20
EBITDA (as defined)*	-22%	119	152	-33	-28	+4	-1	-9	+3	-2
EBITDA (as defined)* margin		5.0%	6.1%
Operating profit	n/m	-406	19	-425	-28	+1	-1	-399	+3	-1
Pension restructuring gains amounted to €3 million (2012: nil)					Restructuring costs amounted to €36 million (2012: €27 million) Impairment charges of €414 million were incurred (2012: €24 million)

EBITDA (as defined)* above includes pension restructuring gains and operating profit is also stated after impairment charges; the net €411 million adverse impact of these items has been excluded from the commentary that follows.

Our Products business in Europe is located primarily in the Netherlands, Belgium, Germany, the UK and France. Construction activity in most of these markets was severely impacted by the prolonged winter conditions in the early months of 2013. With improved trading conditions from May onwards, sales and EBITDA (as defined)* in the second half of the year were slightly ahead of 2012. Overall full-year like-for-like sales declined by 4% versus 2012. Our markets remained weak in the Netherlands where new-build activity continued to deteriorate, while Belgium and France were somewhat more resilient. The UK was the only major market showing growth, benefiting from strong residential markets. Despite a sharp focus on continued cost discipline, significant overcapacity in very competitive markets led to margin erosion, impacting negatively on overall profitability. In response to these challenging markets, as in prior years, we continued to engage in a number of restructuring measures to help realign our cost base to lower volumes.

During 2013 we acquired a manufacturer of pre-stressed hollow core elements in Belgium, expanding and strengthening our position as market leader in Belgium’s pre-stressed hollow core flooring segment.

Concrete Products

The adverse weather conditions across Europe negatively impacted on trading in the first half of the year. The decline moderated somewhat in the second half although trading conditions overall remained weak. Ongoing fragile consumer confidence contributed to poor residential demand, particularly in the Netherlands, while fiscal consolidation measures across Europe also impacted non-residential construction. Our concrete operations in the Netherlands, Denmark, Germany and France all saw weaker activity levels. Overall like-for-like sales declined by 7%.

Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence and lower government and municipal spending. Despite an improved performance in the UK, driven by stronger residential markets, overall Architectural revenues were lower than 2012 mainly due to lower volumes in our German landscaping business. Our Structural operations (floors, walls and beams) also reported lower sales due to weaker Dutch and Danish markets. Additional restructuring measures were undertaken in the Netherlands in the second half of the year to further reduce our cost base. Profitability in our Structural Concrete business in Belgium was in line with 2012 with lower organic results offset by the contribution from the acquisition during the year.

Clay Products

New residential markets in the UK experienced significant growth due to the government’s “Help to Buy” scheme and industry brick volumes finished 9% ahead of 2012. Selling price increases were also achieved and, despite higher natural gas costs, operating profit was ahead of 2012. Our clay businesses in the Netherlands and Poland were impacted by weaker residential demand in very competitive markets, with volumes and prices under pressure. We decided to close part of our clay business in the Netherlands, contributing to the overall increase in restructuring charges compared with 2012. Operating results for our Clay business overall were broadly in line with 2012.

Lightside Building Products

With greater exposure to the repairs sector, activity in our lightside products business was less impacted than in our concrete business. While trading levels in the second half of the year were broadly in line with 2012, weaker trading in key markets in the first half led to a reduction in overall operating profit. With lower construction activity in its major markets, operating profit for Construction Accessories was behind 2012 due to lower volumes and continuing margin pressure. The Outdoor Security and Fencing businesses also experienced difficult markets and volumes were behind 2012; however, due to cost reduction measures, operating profit was ahead of last year. Our Shutters & Awnings business, which is concentrated in Germany and the Netherlands, benefited from stable demand and the contribution from 2012 acquisitions and operating profit was ahead of prior year.

Outlook

Management expect that results in 2014 will show improvement primarily driven by continued strong private housing demand in the UK and a recovery in our German Landscaping and Danish Structural Concrete businesses. Markets in the Netherlands are expected to decline again, especially in new-build construction, and further rationalisation programmes are being implemented to help counteract the negative impact on results. France is expected to remain challenging in 2014. The outlook for Construction Accessories and for Shutters & Awnings is more favourable. Overall sales for Europe Products are anticipated to increase slightly in 2014 and, combined with commercial and operational excellence programmes and the impact of previous restructuring and cost savings initiatives, should contribute to an improvement in operating profit.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

48 CRH

Americas Products

Results					Analysis of change
€ million	% Change	2013	2012R	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+9%	3,068	2,806	+262	+219	+166	-6	-	-117
EBITDA (as defined)*	+21%	246	204	+42	+37	+21	-	-9	-7
EBITDA (as defined)* margin		8.0%	7.3%
Operating profit	-21%	68	86	-18	+49	+12	-	-76	-3
					Restructuring costs amounted to €11 million (2012: €2 million)
					Impairment charges of €71 million were incurred (2012: €4 million)

The commentary below excludes the adverse impact of impairment charges on operating profit.

A recovery in residential construction in the United States and an ongoing pick-up in overall economic activity helped Americas Products improve its results in 2013. Like-for-like sales were 8% ahead of last year. The impact of input cost pressures was more than offset by a continued tight focus on operational efficiency and targeted pricing improvements. As a result, with the benefit of organic growth, modest pricing benefits, cost reduction initiatives and contributions from acquisitions, the segment achieved a significant increase in operating profit and margin.

Four acquisitions were completed in 2013 at a total spend of €123 million. Of particular note was the acquisition by our Architectural Products Group (“APG”) of hardscape and masonry operations both in Western Canada (seven facilities) and the Carolinas (14 plants), extending our footprints of core product categories into new markets. The Canadian acquisition establishes APG as the only coast-to-coast manufacturer of masonry and hardscape products.

Architectural Products

APG is a leading supplier of masonry and hardscape products, packaged lawn and garden products, clay brick and fencing solutions. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. After a slow start, the business benefited from improving new residential construction, increasing RMI spend and favourable weather in the second half of the year. However, overall growth was dampened somewhat by weak recovery in the non-residential segment. Generally activity was more robust in the West and South while remaining more challenged in the Northeast, Midwest and Eastern Canada. The improving housing market, together with product innovation and commercial initiatives, drove gains across most businesses while further cost reduction measures and selected price improvements offset the impact of higher input costs. Overall, APG recorded a higher operating profit for the year, reflecting a 3% increase in like-for-like sales, margin improvement and a solid contribution from recent acquisitions.

Precast

The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility infrastructure applications. The business saw an improved market environment in 2013 and registered solid gains as growth initiatives continued to deliver. Improvements were seen in most regions with particular progress in the Great Plains, northern California and Mid-Atlantic regions. Commercial and infrastructure markets remained generally subdued but residential demand, as well as energy and environment-related markets, continued

to show positive trends. In our traditional utility and structural precast products businesses volumes increased 5% over 2012 and higher input costs were recovered through price increases. Overall like-for-like sales increased by 6% and operating profit advanced significantly.

BuildingEnvelope®

The BuildingEnvelope® group is North America’s leading supplier of architectural glass and aluminium glazing systems to close the building envelope. New non-residential building activity, a key market segment for this business, was largely flat in 2013 resulting in challenging market conditions. Despite this backdrop, ongoing initiatives to gain market share and differentiate the business through innovative product and technology offerings drove solid top-line growth. Organic sales rose 14%, outpacing the overall market. The Architectural Glass and Storefront division benefited from an improved pricing environment, resilient non-residential RMI activity and a generally more favourable product mix. Our Engineered Glazing Systems division enjoyed increased activity as major project work progressed. With a tight focus on cost control, product quality and improved processes, the business delivered operating profit improvement.

South America

Results for our operations in Argentina improved compared with 2012; production and sales mix changes contributed to an increase in volumes, prices and marginal contribution in the floor and wall tile segments. Results from our businesses in Chile were down on 2012 with modest gains in specialised construction products offset by lower prices in our glass products due to increased competition. Overall sales and operating profit for our South American operations were higher than in 2012.

Outlook

With the backdrop of improving residential activity and some positive indicators for non-residential construction demand, we expect further organic sales growth in 2014. Combined with the impact of 2012 and 2013 acquisitions and the benefits of internal cost and process initiatives, we expect to record improved operating margin and profit in 2014.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 49

Europe Distribution

Results					Analysis of change
€ million	% Change	2013	2012R	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Pension gains	Exchange
Sales revenue	-1%	3,936	3,956	-20	-175	+180	-	-	-25
EBITDA (as defined)*	-14%	186	217	-31	-47	+7	-1	+11	-1
EBITDA (as defined)* margin		4.7%	5.5%
Operating profit	-27%	106	145	-39	-48	+4	-5	+11	-1
Pension restructuring gains amounted to €11 million (2012: nil)					Restructuring costs amounted to €4 million (2012: €3 million) Impairment charges of €4 million were incurred (2012: nil)

EBITDA (as defined)* above includes pension restructuring gains and operating profit is also stated after impairment charges; the net €7 million impact of these items has been excluded from the commentary that follows.

The Distribution business was also impacted by the adverse first-half weather conditions. This together with weak construction activity and low consumer confidence, particularly in the Netherlands (which accounts for almost 30% of Distribution sales), contributed to a 4% reduction in like-for-like sales in 2013, the impact of which was largely offset by the incremental impact of acquisitions completed in 2012 and 2013. Following sharp profit reductions in the first half, the second half saw a moderation in the rate of decline which, combined with previous restructuring efforts and cost saving initiatives and certain pension curtailment benefits, limited the overall decline in full-year EBITDA (as defined)* to 14%.

Our professional builders merchants network was strengthened by three acquisitions during 2013. In the Benelux, we acquired a well-established seven-branch builders merchant, which complements our existing Dutch business, and a two-branch Belgian operator. We also acquired four branches in northern France increasing our Normandy network to 19 locations.

Professional Builders Merchants

Overall results for our wholly-owned professional builders merchants business, which operates 349 branches in six countries, were lower than in 2012. The incremental contribution from acquisitions more than offset the shortfall in like-for-like sales in the Benelux where weak markets, especially in Dutch residential and new-build, continued to impact performance. Despite strong cost control and economies of scale from acquisitions, operating profit was behind prior year. Sales levels in France were slightly lower for the year overall but operating profit improved due to the continued focus on pricing, purchasing and cost control. In Switzerland, the strength of the Swiss Franc continued to affect competitiveness contributing to a decline in sales and, despite the ongoing roll-out of various excellence programmes, both operating margin and profit were also lower. Sales levels in Austria were severely impacted by the bad weather in the first quarter and operational challenges due to a system implementation, resulting in operating profit that was significantly behind 2012. Despite the severe impact of the bad weather in early 2013, our builders merchants activities in Germany saw improved trading from April onwards and, together with better margins and good cost control, resulted in operating profit for the year that was in line with 2012.

DIY

Our wholly-owned DIY business operates 196 stores in the Netherlands, Germany and Belgium. Operating profit was lower than in 2012. In the Netherlands, the combination of the very severe weather during the first quarter and the continued weakness in consumer confidence resulted in sales levels in our Dutch DIY business that were significantly lower than last year and operating profit declined despite restructuring and cost-saving measures. In Belgium, our DIY activities proved more resilient and reported similar sales and operating profit to those achieved in 2012. In a challenging environment for the German DIY sector, sales in our German DIY business were also impacted by the adverse weather and, despite continued cost focus, operating profit and margin were lower.

Sanitary, Heating and Plumbing

Sales for our SHAP business, which operates 126 branches, were ahead of 2012 due to an organic improvement in our German and Belgian businesses together with the incremental impact of the two Belgian acquisitions completed in the second half of 2012. Due to the challenging market conditions in Switzerland, results were lower compared with 2012. Overall operating profit for our SHAP activities was ahead of 2012 assisted by the contribution from acquisitions.

Outlook

While underlying indicators for the Dutch economy are showing first signs of a slight recovery, we expect construction activity to remain subdued. The German market outlook is broadly positive and we expect Switzerland to remain stable, while results from our Austrian business are expected to improve. We also expect to make further progress in France. Overall 2014 is likely to be another challenging year, but we expect improved operating profit mainly due to further initiatives in commercial and operational excellence programmes and our continued focus on costs.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

50 CRH

Americas Distribution

Results					Analysis of change
€ million	% Change	2013	2012R	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+6%	1,664	1,576	+88	+112	+27	-	-	-51
EBITDA (as defined)*	+7%	89	83	+6	+8	+1	-	-	-3
EBITDA (as defined)* margin		5.3%	5.3%
Operating profit	+14%	67	59	+8	+10	-	-	-	-2
					Restructuring costs amounted to €1 million (2012: €1 million)

Americas Distribution, trading as Allied Building Products (“Allied”), experienced solid performance across its activities in 2013 and reported good overall results. Both business divisions continued to advance and sales and operating profit were ahead of 2012. Performance in our Exterior Products business was led by a strong Northeast and the rebuilding efforts following Hurricane Sandy. The Interior Products business continued to show growth as both volumes and pricing improved throughout the year.

In 2013, Allied management maintained its focus on streamlining administrative procedures and eliminating redundant processes through a significant internal initiative. This simplification of business processes, along with the ongoing evolution of our organisational structure, is aimed at improving acquisition integration and enhancing operating synergies and should allow for greater economies of scale as our business, and the overall markets, grow.

We completed three small transactions in 2013. A three-branch Interior Products company based in the Baltimore/Washington, D.C. market was acquired in April and a four-branch Interior Products business based in northern Florida was added in October. Certain assets of a small distressed business in Houston were also acquired to provide a platform for an Exterior Products strategy in Texas.

Progress continued to be made in 2013 to increase brand awareness of TriBuilt, Allied’s proprietary private label brand, as both sales and product offerings grew. Additionally, Allied implemented a new greenfield and service centre strategy in order to help drive growth in existing markets. The new service centre model will enable us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. This new customer service platform, together with our process and procedure streamlining efforts and our commitment to employee development, continue to further help differentiate Allied in the marketplace.

Exterior Products

Exterior Products are largely comprised of roofing and siding products, the demand for which is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Allied continues to maintain its position as one of the top three roofing and siding distributors in the United States. Strong growth was experienced in the Northeast driven by the rebuilding efforts following Hurricane Sandy. However, competitive pressures across the industry continued as the overall market contracted from 2012 leading to price pressure in all regions. A regional restructuring was completed with the focus on reducing costs and improving customer service, which allowed us to maintain operating margin at a level consistent with 2012. Overall the Exterior Products division reported sales and operating profit ahead of 2012.

Interior Products

The Interior Products business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors and is heavily dependent on the new residential and commercial construction market, having low exposure to weather-driven replacement activity. Allied is the third-largest Interior Products distributor in the United States. Performance in this business was strong in all markets with increased volumes and prices of our core products contributing to higher sales and improved operating margin, which further benefited from the lower cost base resulting from the cost savings initiatives undertaken in recent years.

Outlook

The overall outlook for 2014 is encouraging as commercial and residential construction is expected to grow. While the increased repair and renovation activity as a result of Hurricane Sandy was largely completed in 2013, our expanded Exterior Products network together with expected market growth should provide momentum in 2014. Another year of growth is expected in the Interior Products business as wallboard volumes and pricing are expected to increase. Overall, the benefit of our consolidation and streamlining measures combined with a positive market outlook should provide for a further year of operating profit improvement in 2014.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 51

Business Performance Review – Prior Year

Restatement for Adoption of New Accounting Policies

Since the adoption of IFRS 11 Joint Arrangements on 1 January 2013, the Group accounts for its interest in joint ventures using the equity method of accounting. The change to equity accounting had no impact on the Group’s results after tax but impacted each line item in the Consolidated Income Statement. Prior to 2013, the Group’s share of its joint ventures’ assets, liabilities, revenue, income and expenses were proportionately consolidated. The 2013 results also reflect the adoption of IAS 19 Employee Benefits (revised), which resulted in a change in how net interest expense on the Group’s retirement benefit obligation is calculated.

The 2012 numbers presented for comparative purposes in this report have been restated to reflect the impact of these changes on the previously reported figures for 2012; full details of the impact of adopting these standards are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

The 2011 numbers presented for comparative purposes have been restated to reflect the impact of IAS 19 (revised) only; the Group has availed of the transitional exemption available under IFRS 11 and is not restating 2011 for IFRS 11. The net impact of the adoption of IAS 19 (revised) on the previously reported results for 2011 was a reduction of €13 million in profit before tax; sales, EBITDA (as defined)* and operating profit remain as reported. IAS 19 (revised) has no impact on the line items included in our segment reviews on pages 55 to 60.

Other than where indicated in the reviews that follow, these changes in accounting policies do not have a material impact on the business trends for 2011 and 2012.

2012 Operations

Results for 2012 reflected progress from our Americas operations helped by a strong recovery in residential construction and improving overall economic activity in the United States. Like-for-like sales for the Americas segments grew by 3% while, with the benefit of acquisitions and a stronger US Dollar exchange rate partly offset by the change in accounting for joint ventures, sales for our Americas activities rose by 14% and EBITDA (as defined)* was €0.84 billion (2011: €0.76 billion).

Americas Materials reported an increase in EBITDA (as defined)* to €0.56 billion (2011: €0.53 billion); while underlying volumes were slightly behind 2011 levels, acquisition effects resulted in flat overall volumes in aggregates and a modest increase in asphalt and readymixed concrete volumes. With the subdued volume backdrop, markets remained competitive and margins declined somewhat. Americas Products reported a 24% increase in EBITDA (as defined)* to €0.20 billion as private markets outpaced infrastructure while EBITDA (as defined)* in Americas Distribution moved ahead by 28% to €0.08 billion; both of these segments saw improvements in margins in 2012.

In contrast to the trading experience in the Americas, our European businesses had to contend with weakening consumer and investor confidence within the Eurozone. Like-for-like sales for these Divisions fell by 6% in 2012. Reported sales, including the impact of acquisitions, divestments and the exclusion of proportionately consolidated joint ventures from 2012 due to the adoption of the new accounting standard, fell by 12% and EBITDA (as defined)* was €0.72 billion (2011: €0.90 billion).

Europe Materials EBITDA (as defined)* was €0.35 billion (2011: €0.44 billion), with €0.05 billion of the decrease resulting from the change in accounting policy for joint ventures. Good operational and restructuring efforts saw margins broadly maintained at 2011 levels. Particularly tough trading in the Netherlands impacted EBITDA (as defined)* in both Europe Products (€0.15 billion, down 22% from 2011) and in Europe Distribution (€0.22 billion, down 19%). Although the second half of 2012 saw some margin stabilisation, most especially in Distribution, full-year margins fell in both segments.

During 2012 we continued to advance the significant cost reduction initiatives which have been progressively implemented since 2007 and which by year-end 2012 had generated cumulative annualised savings of €2.2 billion. Total restructuring costs associated with these initiatives and reflected in EBITDA (as defined)* amounted to €60 million in 2012 and were once again heavily focussed on our European Divisions (€43 million).

Of particular note during 2012 was a substantial step-up in alternative fuel usage in our European cement operations and increased usage of recycled asphalt in our paving activities in North America. These initiatives mitigated cost inflation in energy-related inputs.

While overall cost inflation was not as severe as in 2011, recovery of cost increases continued to be challenging in 2012. This was particularly the case in European markets as economic growth weakened throughout 2012. However, on a more positive note, we saw an improving price/cost dynamic in our operations in the United States as 2012 progressed.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

52 CRH

Key Components of 2012 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs	Equity accounted investments’ profit/(loss)	Pre-tax profit

2011 as reported	18,081	1,656	871	55	(257)	42	711
IAS 19 Employee Benefits (revised)[1]	-	-	-	-	(13)	-	(13)
Exchange effects	748	68	32	2	(12)	3	25

2011 as restated[1] at 2012 exchange rates	18,829	1,724	903	57	(282)	45	723
Incremental impact in 2012 of:
2011 and 2012 acquisitions	603	60	33	-	(3)	-	30
2011 and 2012 divestments	(389)	(46)	(23)	160	2	-	139
Restructuring costs	-	1	1	-	-	-	1
Impairment charges	-	-	(7)	-	-	(135)	(142)
IFRS 11 Joint Arrangements[1]	(575)	(77)	(40)	-	2	28	(10)
IAS 19 Employee Benefits (revised)[1]	-	-	-	-	(5)	-	(5)
Ongoing operations	(384)	(99)	(62)	13	(19)	(22)	(90)
2012 as restated[1]	18,084	1,563	805	230	(305)	(84)	646

1 Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

The table above analyses the change in results from 2011 as reported to 2012 as restated. Improved trading for our Americas segments in 2012, reflecting an overall pick-up in economic activity and a strong recovery in residential construction, was more than offset by the impact of slowing momentum in the economies of our major European markets.

An 8% strengthening of the US Dollar over 2011 was the main factor in the positive exchange effects for 2012, adding approximately 4% to both sales and pre-tax profits.

Acquisitions completed in 2011 and 2012 contributed incremental sales revenue of €603 million and operating profit of €33 million in 2012. The impact of divested activities was a negative €389 million in sales and €23 million at operating profit level.

We continued to review and extend our cost reduction programme. Costs of €60 million incurred in 2012 to implement these savings were similar to 2011.

Total impairment charges for 2012 at €174 million were significantly higher than 2011 (€32 million), and included €146 million related to our 26% associate stake in Uniland, the Spanish cement producer. The associates’ impairment of €11 million in 2011 related to our investment in French distribution business Trialis which was divested in March 2011.

Revenue from ongoing operations decreased by €384 million (2%) in 2012, with Europe segments declining 6% whereas Americas segments grew 3%. Competition remained intense, limiting our ability to recover input cost increases, and as a result organic operating profit declined by €62 million.

Total net finance costs of €305 million in 2012 included discount unwinding and pension-related financial expenses of €49 million (2011: €41 million). Interest on net debt increased to €256 million (2011: €229 million), due to the stronger US Dollar, the ending of interest capitalisation on major cement plant projects, the additional cost of our early-2012 €500 million bond issue and lower interest income.

Earnings per share of 74.6c (2011: 81.2c) reflected the lower pre-tax profit for the year.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 53

The Group EBITDA (as defined)* margin declined by 0.6 percentage points in 2012 as the significant increase in input costs was not fully recovered in selling prices (0.4%) and as a result of the adoption of IFRS 11 (0.2%); operating profit margin declined to 4.5%. Management believes that the EBITDA (as defined)* interest cover ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With a higher level of net interest in 2012, the multiple of EBITDA (as defined)* to debt-related interest reduced to 6.1 times (see calculation on page 6), well in excess of our covenant level of 4.5 times and in keeping with our commitment to maintaining an investment grade rating.

The effective tax rate of 16.4% of pre-tax profit was higher than 2011 (15.9%), reflecting the mix of Group profits by geographical region and the effect of the change in accounting policies.

The share price at 31 December 2012 was €15.30, little changed from the 2011 closing price (€15.36); however, with the 2012 dividend at 62.5c, the net return for shareholders for the year was a positive 4%. This followed returns of +3% in 2011, -16% in 2010 and +22% in 2009. At year-end 2012, CRH’s market capitalisation was €11.1 billion (2011: €11 billion), ranking the Group at number four in its building materials peer group.

Total shareholders’ equity remained unchanged at €10.6 billion, with net comprehensive income for 2012 of €0.4 billion offset by dividends of €0.4 billion. Year-end 2012 total interest-bearing loans and borrowings decreased to €4.8 billion (2011: €5.0 billion). Year-end 2012 net debt of €2.9 billion† was €0.6 billion lower than year-end 2011, and accordingly the percentage of net debt to total equity reduced to 27% (2011: 33%). With year-end 2012 market capitalisation broadly in line with year-end 2011, the debt/market capitalisation percentage was also lower at 26% (2011: 32%).

Liquidity and Capital Resources – 2012 compared with 2011

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 123.

Cash flows from operations

Net operating cash inflows of €985 million were lower than 2011 (€1,026 million), due primarily to the exclusion of proportionately consolidated joint ventures from 2012 due to the adoption of the new accounting standard.

Net working capital outflow decreased by €153 million to €58 million (2011: €211 million). Working capital levels are driven by trends in overall sales and also by seasonal weather patterns.

Payments during 2012 to address deficits in the Group’s defined benefit pension schemes (included in other in the Consolidated Statement of Cash Flows) were €50 million higher than 2011.

Cash flows from investing and financing activities

Proceeds from disposal of non-current assets and businesses amounted to €782 million (2011: €442 million), primarily reflecting the divestment in May 2012 of our 49% stake in the Portuguese cement business Secil and the disposal of our wholly-owned Magnetic Autocontrol business in April 2012.

Capital expenditure of €544 million represented 3.0% of Group revenue (2011: 3.2%), amounting to 79% of depreciation (2011: 79%) as we continued to maintain our discipline while investing in the structure of the business.

The Group completed 36 acquisitions and investment transactions in 2012 at a total cost of €669 million. Excluding net deferred payments of €121 million and debt in acquired companies, the cash outflow for the year was €506 million (2011: €563 million).

Exchange rate movements during 2012 reduced the euro amount of cash and cash equivalents by €23 million principally due to the 2% weakening in the year-end exchange rate of the US Dollar versus the euro, from 1.2939 at end-2011 to 1.3194 at end-2012.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

†	As disclosed in note 21 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, and derivative financial instruments.

54 CRH

The presentation in the segment reviews that follow reflects the restatement for the adoption of the new accounting policies as described in the ‘Restatement for Adoption of New Accounting Policies’ section on page 52.

Europe Materials – 2012

Results						Analysis of change
€ million	% Change	2012R	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange	IFRS 11 Impact
Sales revenue	-20%	2,383	2,985	-602	-222	+78	-182	-	+26	-302
EBITDA (as defined)*	-19%	352	436	-84	-11	+14	-40	+6	-	-53
Operating profit	-18%	217	264	-47	-8	+9	-24	+6	-1	-29
EBITDA (as defined)* margin		14.8%	14.6%
Operating profit margin		9.1%	8.8%
Gains from CO2 trading were €31 million (2011: €38 million) Pension curtailment gains were €30 million (2011: €12 million)						Restructuring costs amounted to €13 million (2011: €19 million) No impairment charges were incurred (2011: nil)

A slowdown in construction activity in central Europe together with continuing declines in western and southwestern Europe resulted in a reduction of 7% in like-for-like sales in 2012, and both EBITDA (as defined)* and operating profit were lower than 2011.

The results reported above include gains from pension curtailments and CO2 trading. Despite lower volumes, margins excluding these gains, which are also excluded from the regional comments below, were similar to 2011 reflecting the benefit of our continued focus on cost containment and efficiency measures.

Development spend of €103 million comprised four acquisitions/ investments, the more significant of which were the acquisition of a readymixed concrete and concrete products business in Finland together with further investment in our associate Yatai Building Materials as it continued to expand its presence in northeastern China. The divestment of the Group’s 49% holding in Secil in Portugal was completed in May.

Central and Eastern Europe

Construction activity in Poland contracted during 2012, reflecting completion of projects associated with the June 2012 European football championship and a sharp decline in infrastructure road projects as a number of contractors experienced financial difficulties. Notwithstanding this, construction activity in infrastructure remained at a level consistent with 2011. The residential market continued to be sluggish with the tightening of mortgage lending criteria and some weakening in residential prices. While national cement volumes for the year were down 17% in 2012, our volumes declined by 11%. Pricing remained under pressure throughout 2012 in most of our product lines and overall operating profit declined. In Ukraine the strong increase in cement volumes in the first half of 2012 was reversed in the second half of the year, affected by the completion of European football championship projects and the national cement market finished down 5% compared with 2011. However, with the benefit of our new cement plant and the acquisition in Odessa that was completed in 2011, our volumes increased by 32% and operating profit improved significantly due to better pricing and our low cost producer advantage.

Switzerland, Finland, Benelux

Overall construction spend in Switzerland was up slightly in 2012. The downstream businesses of aggregates and readymixed concrete remained strong; however, cement volumes were down 8% due mainly to poor weather in the early part of 2012. Sales prices, particularly in cement, remained under pressure due to the strong Swiss Franc, and operating profit was lower than in 2011. In Finland, construction output declined in 2012 mainly due to lower residential starts, and our cement volumes declined by 6%. While our businesses delivered price increases in cement, aggregates and readymixed concrete, operating profit was lower than in 2011. In the Benelux, our readymixed concrete and aggregates business in the Netherlands was impacted by a 7% decline in construction activity levels and operating profit was lower than in 2011. In Belgium the cement grinding business acquired in mid-2011 performed somewhat behind expectations.

Ireland, Spain

Construction activity in Ireland continued to fall with domestic cement volumes 17% lower than in 2011. Our cost and capacity reduction programmes continued during 2012 and with this lower cost base, operating losses reduced. In Spain, while construction activity fell by a further 30% in 2012 with declines across all sectors, with the benefit of the significant cost reduction initiatives implemented in prior years our results were in line with 2011.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 55

Americas Materials – 2012

Results						Analysis of change
€ million	% Change	2012R	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange	IFRS 11 Impact
Sales revenue	+11%	4,886	4,395	+491	+40	+168	-	-	+368	-85
EBITDA (as defined)*	+5%	555	530	+25	-25	+20	-	-5	+46	-11
Operating profit	+6%	279	264	+15	-12	+12	-	-5	+23	-3
EBITDA (as defined)* margin		11.4%	12.1%
Operating profit margin		5.7%	6.0%
						Restructuring costs amounted to €14 million (2011: €9 million) No impairment charges were incurred (2011: nil)

Benign weather conditions early in 2012 contributed to increased first-half volumes. However, second-half trading proved more challenging with a slower pace of highway contract awards and severe disruption to activity in the northeastern United States in late October/early November due to Hurricane Sandy. Despite this challenging backdrop, which saw a slight reduction in underlying volumes and higher input costs, the combination of focussed commercial and cost actions with solid acquisition contributions resulted in US Dollar operating profit being broadly in line with 2011.

Americas Materials completed 16 acquisitions/investments in 2012 at a total cost of €230 million (spend €108 million net of deferred payments), adding 560 million tonnes of reserves, seven operating quarries, 17 asphalt plants and 11 readymixed concrete plants with annual production of 4.6 million tonnes of aggregates, 1.8 million tonnes of asphalt and 0.4 million cubic metres of readymixed concrete.

Energy and related costs: The proportion that these costs represented of sales was maintained at 2011 levels due to efficiency improvements combined with increased use of recycled materials. The price of bitumen, a key component of asphalt mix, rose by 7% in 2012 following a 14% increase in 2011. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 3% and 2% respectively in 2012. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, decreased by 9% as many of our facilities converted to lower cost natural gas. Recycled asphalt and shingles accounted for 20% of total asphalt requirements in 2012, an increase from 18% in 2011. Wider use of warm mix asphalt continues to deliver cost benefits while also providing customers with a more workable and eco-friendly product.

Aggregates: Total volumes including acquisitions were flat in 2012, with like-for-like volumes down 2%. Compared with 2011, average prices increased by 2% on both an overall and like-for-like basis; however, margins declined slightly due to higher input costs.

Asphalt: While total volumes increased by 2% in 2012, like-for-like volumes fell by 2%. Despite the 7% increase in bitumen costs in 2012, we were able to limit unit cost increases to 4% due to lower energy input costs and greater use of recycled materials. With an average like-for-like asphalt price increase of 5%, our overall asphalt margin improved in 2012.

Readymixed Concrete: Total volumes including acquisitions increased by 2% in 2012, with like-for-like volumes flat compared with 2011. In a very competitive environment, average like-for-like prices increased by 1% in 2012 but, with a 3% increase in unit cost, margins declined. Operating profit in 2012 was similar to 2011 driven by acquisitions and lower fixed overhead.

Paving and Construction Services: Overall sales revenue for 2012 increased by 5% and by 1% on a like-for-like basis. Pricing remained under pressure in a competitive bidding environment; however, efficiency improvements enabled us to maintain overall margins in this segment at 2011 levels.

Regional Performance

East

The East region, comprising operations in 22 states, the most important being Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia, is organised into four divisions. Our Central division delivered improved profits in 2012 with price increases and moderate volume growth offsetting higher costs. Our Mid-Atlantic division was bolstered by new acquisitions in 2012 as we focussed on expanding operations in this key market. An improving residential market positively impacted our Southeast division and led to better volumes, prices and profit growth. The Northeast division experienced a decline in operating profit in 2012 due mainly to the disruption caused by Hurricane Sandy. Overall US Dollar operating profit in our East region was slightly lower than in 2011.

West

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Both the core Central West and the Mountain West divisions delivered higher operating profit in 2012 driven by strong asphalt pricing. The Northwest division experienced difficult market conditions in 2012 and the absence of large infrastructure projects combined with a tepid residential market led to lower profits. Overall operating profit for our West region was maintained in 2012.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

56 CRH

Europe Products – 2012

Results						Analysis of change
€ million	% Change	2012R	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange	IFRS 11 Impact
Sales revenue	-6%	2,477	2,648	-171	-111	+125	-207	-	+26	-4
EBITDA (as defined)*	-22%	152	194	-42	-51	+15	-6	-3	+3	-
Operating profit	-71%	19	66	-47	-48	+9	+1	-12	+2	+1
EBITDA (as defined)* margin		6.1%	7.3%
Operating profit margin		0.8%	2.5%
Pension curtailment gains were nil (2011: €17 million)						Restructuring costs amounted to €27 million (2011: €24 million) Impairment charges of €24 million were incurred (2011: €15 million)

Europe Products experienced very difficult trading conditions in 2012. In particular, the first quarter was significantly impacted by an extremely harsh winter and Eurozone economic difficulties continued to affect business confidence, especially in the Netherlands. Although the negative trend eased somewhat in the second half of 2012, overall like-for-like sales were down 4% on 2011. In response to these difficult trading conditions, we implemented significant cost reductions, rationalisation and plant closures.

Acquisition spend for 2012 amounted to €151 million on a total of four transactions, of which the largest was the acquisition of a European RMI-oriented Shutters & Awnings business in Germany. The divestments impact above mainly reflected the sale in 2011 of our Insulation and Climate Control business together with the disposal in 2012 of our German-based access controls business.

Concrete Products

Concrete Products was significantly affected by difficult trading conditions in the Netherlands, Germany, Belgium and France in 2012, but the impact was partly offset by improvements in Denmark and Eastern Europe. Further significant cost reduction initiatives were implemented across all activities and countries. Lower trading combined with restructuring costs resulted in operating profit falling significantly below 2011.

The Architectural operations (tiles, pavers, blocks) were negatively impacted in 2012 by the deteriorating market backdrop in the Netherlands, Belgium and France. Sales were lower than in 2011 due to continuing weak consumer confidence and lower government spending in landscaping and civil network products in France, in particular. Despite lower sales and operating profit compared with 2011, our German landscaping activities performed better than expected in 2012 given the challenging market conditions.

Our Structural business experienced very difficult market conditions in 2012 in the Netherlands where residential and non-residential construction activity declined. Further restructuring initiatives were implemented in order to adjust our cost base and production footprint to the changed market conditions. In Belgium we also saw a negative impact on sales and operating profit in 2012 due to continuing market deterioration, but this was partly offset by the continued strong performance of our specialities business, which supplies the residential, industrial and agricultural sector. Our business in Denmark continued to perform strongly in 2012 and showed further improvement in operating profit compared with 2011. Trading conditions for our activities in Eastern Europe, especially Hungary and Poland, showed improvement and operating profit increased.

Clay Products

Both new and repair and maintenance activity declined in the United Kingdom in 2012 and industry brick volumes were down 3% versus 2011. While we also saw lower volumes at our UK brick business in 2012 we achieved higher average prices and, excluding the pension gain in 2011, operating profit was maintained broadly in line with 2011. Difficult trading conditions were experienced in Mainland Europe, with particularly challenging markets in the Netherlands. This resulted in lower overall sales and operating profit for our Clay business.

Lightside Building Products

Lightside Building Products activities also showed a decline compared with 2011 but not to the same extent as our Concrete and Clay Products activities. The Outdoor Security business was negatively impacted by the very difficult trading conditions across Europe, as sales and operating profit in the Netherlands, Germany, France and the UK declined in 2012. However, the performance of our Nordic and Mobile Fencing activities was broadly in line with 2011 and Germany in particular has begun to benefit from restructuring activities started in 2011.

During 2012, our footprint in the attractive RMI-focussed Shutters & Awnings segment was significantly expanded by an acquisition in Germany. The underlying Shutters & Awnings business in the Netherlands was impacted by negative economic sentiment and operating profit, while still at a satisfactory level, was lower than in 2011.

In Construction Accessories operating profit was lower in 2012 due to strong price competition in Mainland European markets. In contrast, the UK market experienced increased levels of activity in the London area. Our activities in China, after a difficult start to 2012, made progress. In April 2012, we acquired a business in southeast Asia, expanding our footprint in this developing region.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 57

Americas Products – 2012

Results					Analysis of change
€ million	% Change	2012R	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange	IFRS 11 Impact
Sales revenue	+18%	2,806	2,378	+428	+174	+67	-	-	+187	-
EBITDA (as defined)*	+24%	204	164	+40	+21	+5	-	+2	+12	-
Operating profit	+105%	86	42	+44	+39	+1	-	+2	+2	-
EBITDA (as defined)* margin		7.3%	6.9%
Operating profit margin		3.1%	1.8%
					Restructuring costs amounted to €2 million (2011: €4 million) Impairment charges of €4 million were incurred (2011: €4 million)

2012 saw good progress for our Americas Products segment helped by a strong recovery in residential construction in the United States and an ongoing pick-up in overall economic activity. Like-for-like sales were 7% ahead of 2011. The combination of input cost pressures and very competitive pricing required a continued tight focus on operational excellence initiatives. Nevertheless, with the benefit of organic growth, market share gains and cost reduction initiatives, the segment achieved a significant increase in US Dollar operating profit and growth in both EBITDA (as defined)* and operating profit margins in 2012.

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

Architectural Products

APG supplies a broad range of concrete masonry and hardscape products, packaged products, clay brick, fencing and lightweight aggregates to the construction industry, with the DIY and professional RMI segments being significant end-users. The business benefited from good weather early in 2012 and from an improving residential construction market although APG’s non-residential construction market segments remained weak. Activity was more robust in the west and the south but remained challenged in the northeast and midwest. The improving housing market, product innovation and effective marketing drove gains across our business in 2012, while further cost reduction measures were implemented to offset the impact of higher input costs. Overall, APG recorded an increase in operating profit for 2012 on a 3% increase in like-for-like sales.

Precast

The Precast business saw an improved market environment in 2012 and registered solid gains as targeted growth initiatives began to deliver. Improvements were seen in all regions with particular progress in many hard-hit Sunbelt markets. Commercial and infrastructure markets remained subdued but energy and environment-related markets were positive. In our traditional precast products, volumes increased 19% over 2011. Our enclosures business showed further improvement in profitability and the construction accessories business posted better results in 2012. Overall the Precast group’s like-for-like sales increased by 12% and operating profit advanced significantly.

BuildingEnvelope®

Commercial building activity showed only a modest improvement in 2012, resulting in another year of challenging market conditions for this business. Despite these conditions, our initiatives to gain market share and differentiate the business through innovative technology drove top-line growth. The pricing environment remained difficult, especially for larger project work. However, organic sales rose 8% in 2012 with improvements well balanced across regions. Our Engineered Glazing Systems business, which had held up well as large projects were completed during 2011, was impacted by somewhat lower activity levels in 2012. Our traditional Architectural Glass and Storefronts business benefited from a focus on increased commercial RMI spend. Our focus on tight cost controls, quality and improved processes resulted in higher overall operating profit for the business.

South America

Results for our operations in Argentina were slightly lower than in 2011, with improved results in our clay block operation offset by continuing price competition and cost inflation pressures in our tile business. Our Chilean businesses had another year in which operating profit improved. Overall, sales for our South American operations in 2012 were higher and operating profit was slightly better than in 2011.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

58 CRH

Europe Distribution – 2012

Results					Analysis of change
€ million	% Change	2012R	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange	IFRS 11 Impact
Sales revenue	-9%	3,956	4,340	-384	-294	+65	-	-	+29	-184
EBITDA (as defined)*	-19%	217	267	-50	-42	+2	-	+1	+2	-13
Operating profit	-24%	145	190	-45	-42	+1	-	+3	+2	-9
EBITDA (as defined)* margin		5.5%	6.2%
Operating profit margin		3.7%	4.4%
					Restructuring costs amounted to €3 million (2011:€4 million) No impairment charges were incurred (2011: €2 million)

Adverse weather conditions in the early months of 2012 combined with weaker market demand in the Netherlands and Switzerland resulted in a sharp decline in first-half profits. However, despite continuing market weakness, a disciplined approach to pricing combined with strong cost and procurement management delivered a robust second-half trading performance for 2012 with both EBITDA (as defined)* and operating profit margins in line with the period from July to December 2011. As a result, the full-year EBITDA (as defined)* decline including the -€13 million impact of the change in accounting for joint ventures was limited to 19% (down 29% in the first-half) while full-year operating profit fell 24% compared with a first-half decline of 39%.

In 2012 Europe Distribution continued to expand its Sanitary, Heating and Plumbing business and added two Belgian specialist merchants with a total of 16 branches, strengthening our market presence in what is a key market for the segment. In the Netherlands we acquired a specialist merchant of finishing products, adding 6 branches to the Dutch Professional Builders Merchants business.

Professional Builders Merchants

With 360 locations in six countries, Professional Builders Merchants has strong market positions in all of its regions. Overall operating profit for this business was lower than in 2011. Markets in the Benelux were weak in 2012 and this resulted in lower sales and operating profit. Sales levels in France were slightly lower compared with 2011 but operating profit was maintained due to the strong focus on costs, purchasing and pricing. Our operations in Switzerland saw a decline in sales in 2012 impacted by the severe winter weather and the strength of the Swiss Franc which affected competitiveness; however, strict cost control measures alleviated the impact on operating profit. Austria again showed a strong performance in 2012 and for the fourth year in a row reported an increase in operating profit. In Germany like-for-like sales decreased during 2012 due to poor early weather and a weak garden season; as a result, profits fell short of 2011 levels.

DIY

Our DIY platform in Europe operates a network of 198 stores under three different brands; Gamma and Karwei in the Benelux and Bauking in Germany. Overall operating profit in 2012 for DIY was behind 2011.

In the Netherlands, continued weakness in consumer confidence put pressure on sales levels in 2012; however, the adverse impact on operating profit was lessened due to specific purchasing initiatives and good cost control. In Belgium our network of 19 stores reported an increase in operating profit in 2012 as a result of continued progress realised on operational effectiveness. With consumer confidence also under pressure in Germany during the latter part of 2012, operating profit for our 48-store DIY network in Germany declined.

Sanitary, Heating and Plumbing

Our SHAP business services the specialist needs of plumbers, heating specialists and installers, and of gas and water technicians from a total of 119 branches in three countries with annualised turnover of almost €600 million. With the benefit of acquisitions during 2012, operating profit was well ahead of 2011. Our businesses in Germany and Switzerland performed well in 2012 delivering improvements in sales and operating profit compared with 2011. The business in Belgium performed strongly and once more exceeded expectations.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 59

Americas Distribution – 2012

Results					Analysis of change
€ million	% Change	2012R	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange	IFRS 11 Impact
Sales revenue	+18%	1,576	1,335	+241	+29	+100	-	-	+112	-
EBITDA (as defined)*	+28%	83	65	+18	+9	+4	-	-	+5	-
Operating profit	+31%	59	45	+14	+9	+1	-	-	+4	-
EBITDA (as defined)* margin		5.3%	4.9%
Operating profit margin		3.7%	3.4%
					Restructuring costs amounted to €1 million (2011: €1 million) No impairment charges were incurred (2011: nil)

Americas Distribution, trading as Allied Building Products (“Allied”), saw contrasting patterns across its main trading activities in 2012. Our Exterior Products business had a strong first half due to an unusually warm winter and momentum from 2011, but experienced a more challenging second half of 2012 as re-roofing demand weakened and competition for work intensified. In contrast, the Interior Products business showed continuing improvements in both volumes and pricing throughout 2012. With total like-for-like sales up by 2% and incremental contributions from acquisitions completed in 2011, overall US Dollar sales and operating profit were ahead of 2011.

The ongoing evolution of Allied’s organisational structure provided further consolidation and efficiency opportunities. Management maintained its focus on logistics, pricing initiatives and administrative rationalisation to enable greater control and scalability. As we continued to simplify our branch operating structure, smaller regions were merged in order to improve acquisition integration and enhance operating synergies. As a result we saw improvement in both EBITDA (as defined)* and operating profit margins in 2012.

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

Interior Products

Allied is also the third largest Interior Products distributor in the United States. This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity. It is heavily dependent on the new commercial construction market which has been at historically low levels in recent years. Activity in this business finished 2012 on a strong note. Wallboard volumes and prices increased in 2012 which resulted in higher sales across all regions and, combined with the benefits of cost reduction programmes undertaken in previous years, contributed to an improvement in operating profit.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

60 CRH

CRH 61

TILCON
TILCON
an Oldcastle company
TILCON
SAFETY
INTEGRITY
QUALITY
SCALE
3
SCALE
1

This state-of-the-art energy efficient asphalt plant at Tilcon's Mount Hope Quarry, Wharton, New Jersey is one of the largest in the State, and can produce 550 tonnes per hour and store 2,400 tonnes of material in hot storage silos.

62        CRH

Board of Directors

Nicky Hartery

Chairman

Appointed to the Board: June 2004

Nationality: Irish

Age: 62

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

External appointments: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive director of Musgrave Group plc, a privately-owned international food retailer, and of Eircom Limited, a telecommunications services provider in Ireland.

Albert Manifold Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 51 Committee membership: Acquisitions Committee; Finance Committee	Skills and experience: Albert joined CRH in 1998. Prior to this he was Chief Operating Officer with a private equity group. He was appointed Chief Operating Officer and to the CRH Board in January 2009, and as Group Chief Executive with effect from 1 January 2014. Prior to his appointment to the CRH Board, Albert held a variety of senior positions, including Finance Director, and subsequently Managing Director, of the Europe Materials Division and Group Development Director of CRH. He has extensive experience of the buildings materials industry and CRH’s international expansion. Qualifications: FCPA, MBA, MBS.

Maeve Carton Finance Director Appointed to the Board: May 2010 Nationality: Irish Age: 55 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Since joining CRH in 1988, Maeve has held a number of roles in the Group Finance area and was appointed Group Controller in 2001, Head of Group Finance in January 2009 and to the position of Finance Director in May 2010. She has broad-ranging experience of CRH’s reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH’s evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice. Qualifications: MA, FCA.

External appointments: Director of The British Irish Chamber of Commerce, a business and employers organisation.

Mark Towe Chief Executive Officer Oldcastle, Inc. Appointed to the Board: July 2008 Nationality: United States Age: 64 Committee membership: Not Applicable	Skills and experience: Mark joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH’s operations in the Americas) in July 2008. With more than 40 years of experience in the building materials industry, he has overall responsibility for the Group’s operations in the Americas.

Board of Directors continued overleaf

CRH 63

Board Of Directors | continued

Ernst Bärtschi Non-executive Director Appointed to the Board: October 2011 Nationality: Swiss Age: 61 Committee membership: Audit Committee (Financial expert)

Skills and experience: Ernst was Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry, until 31 December 2011. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally. Qualifications: LIC.OEC.HSG

External appointments: Member of the board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland; member of the advisory board of China Renaissance Capital Investment Inc., a private equity investment company in Hong Kong, China.

William (Bill) Egan

Non-executive Director

Appointed to the Board: January 2007

Nationality: United States

Age: 68

Committee membership: Nomination

and Corporate Governance Committee;

Remuneration Committee

Skills and experience: Bill is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is past Chairman of Cephalon Inc., and past President and Chairman of the National Venture Capital Association. Qualifications: BA, MBA.

External appointments: Director of the Irish venture capital company Delta Partners Limited; serves on the boards of several communications, cable and information technology companies.

Utz-Hellmuth Felcht Non-executive Director Appointed to the Board: July 2007 Nationality: German Age: 66 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Utz-Hellmuth was, until May 2011, Chairman of the Supervisory Board of Süd-Chemie Aktiengesellschaft. He was also Chief Executive of Degussa AG, Germany’s third largest chemical company, until May 2006.

External appointments: Partner in the private equity group One Equity Partners Europe GmbH; Chairman of the Supervisory board of German rail company Deutsche Bahn AG; director of Jungbunzlauer Holding AG.

Jan Maarten de Jong Non-executive Director Appointed to the Board: January 2004 Nationality: Dutch Age: 68 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Jan Maarten is a member of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and following his retirement he continued to be a Special Advisor to the board of that company until April 2006.

External appointments: Director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and Nutreco N.V.

John Kennedy Non-executive Director Appointed to the Board: June 2009 Nationality: Irish Age: 63 Committee membership: Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: John is past Chairman of Wellstream Holdings plc. In a 40-year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a past director of the UK Atomic Energy Authority and Integra Group. Qualifications: M.Sc, BE, C.Eng, FIEE.

External appointments: Non-executive Chairman of Lamprell plc; director of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Group Limited.

64 CRH

Don McGovern Non-executive Director Appointed to the Board: July 2013 Nationality: United States Age: 62 Committee membership: Audit Committee (Financial expert)	Skills and experience: Don was Vice Chairman, Global Assurance at PricewaterhouseCoopers (PwC), from 2008 until June 2013. He retired from PwC in June 2013 following a 39 year career with the firm, during which time he directed the US firm’s services for a number of large public company clients. He has held various leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead director for, the Board of Partners and Principals of the US firm as well as a member of PwC’s Global Board. Qualifications: CPA, MBA.

Heather Ann McSharry Non-executive Director Appointed to the Board: February 2012 Nationality: Irish Age: 52 Committee membership: Audit Committee

Skills and experience: Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive director of Bank of Ireland plc. Qualifications: BComm, MBS.

External appointments: Non-executive director of Greencore Group plc and Jazz Pharmaceuticals plc; Chairman of the Bank of Ireland Pension Fund Trustees Board; director of Ergonomics Solutions International, IDA Ireland and the Institute of Directors.

Dan O’Connor

Non-executive Director*

Appointed to the Board: June 2006

Nationality: Irish

Age: 54

Committee membership: Audit Committee

(Financial expert); Nomination and

Corporate Governance Committee;

Remuneration Committee

Skills and experience: Dan is a former President and Chief Executive Officer of GE Consumer Finance - Europe and a former Senior Vice- President of GE. He was Executive Chairman of Allied Irish Banks, plc until October 2010. Qualifications: BComm, FCA.

* Dan O’Connor is Senior Independent Director

Henk Rottinghuis Non-executive Director Appointed to the Board: February 2014 Nationality: Dutch Age: 58 Committee membership: Not applicable

Skills and experience: Henk has a background in distribution, wholesale and logistics. He was until 2010, Chief Executive Officer at Pon Holdings B.V., a large, privately-held international company which is focussed on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors. Qualifications: Master’s degree in Dutch Law.

External appointments: Chairman of the Supervisory Board of Stork Technical Services; member of the Supervisory Boards of the Royal Bank of Scotland N.V., and the retail groups Blokker Holding B.V. and Detailresult Groep.

CRH 65

Corporate Governance Report Chairman’s Introduction

CRH plc has a secondary listing on The Irish Stock Exchange. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on the Irish Stock Exchange. For further information, shareholders should consult their own financial adviser. Further details on the Group’s listing arrangements, including its primary listing on the London Stock Exchange, are set out on page 68.

The following report outlines our approach to corporate governance and how we implement the 2012 UK Corporate Governance Code (the Code). We complied in full with the provisions of the Code in 2013. We also have procedures in place for compliance with our obligations under the applicable rules and regulations issued by the Securities & Exchange Commission.

Shareholder Engagement and Communications

The CRH Board is committed to very high standards of corporate governance and to ensuring that CRH is at the forefront of best practice in this area. Integral to this is shareholder engagement, and we devote considerable time and resources to this area each year. We operate an extensive investor relations programme. During 2013, members of the senior management team spent a combined total of 63 days meeting with investors. These meetings covered over 50% of our shareholder base and focussed principally on operational matters, including the Group’s performance and strategy. To ensure that shareholders also had an opportunity to discuss governance matters, prior to the 2013 Annual General Meeting, I invited the Group’s major shareholders to meet with me. Dan O’Connor, Senior Independent Director and Chairman of the Remuneration Committee, and Neil Colgan, Company Secretary, also participated in the meetings. No issues of concern were raised during these meetings. I will again invite our major shareholders to discuss governance matters in advance of the 2014 Annual General Meeting.

66 CRH

As outlined in the Remuneration Committee Chairman’s statement on pages 85 to 87, we also consulted extensively with the Group’s major shareholders, various shareholder organisations and proxy voting agencies on the Group’s proposed new remuneration structures.

Amongst the new provisions introduced to the Code in September 2012, which were effective for CRH from 1 January 2013, was a requirement that the Directors include a statement in the Annual Report “that they consider the report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy”. I believe that, in relation to the Group’s shareholder communications and news releases, this is a standard against which CRH has always measured itself. Indeed, a consistent area of feedback from shareholders we meet through our investor relations programme is an appreciation for our straight-forward communication style. Nevertheless, we took the opportunity of this new provision of the Code to review with management the procedures for drafting and finalising the Annual Report. This review focussed on ensuring that the Annual Report would be fair and balanced in representing CRH’s strategy and performance, while also making sure that the Annual Report would be readily understandable by our stakeholders. As referred to in my introductory comments to this year’s Annual Report on page 3, the Company is in the process of a wide-ranging portfolio review which will impact on the future shape of the Group. The outcome of the review will no doubt have an impact, over time, on the way in which we communicate the objectives, strategy and performance of the Group.

Board Renewal and Diversity

Following the announcement in February 2013 of Myles Lee’s intention to retire as Chief Executive and from the Board at the end of 2013, a major focus during 2013 was the succession process for the role of Chief Executive. We announced in July 2013 that Albert Manifold would succeed Myles with effect from 1 January 2014. The process for the appointment of the Chief Executive is set out in the Nomination and Corporate Governance Committee Report on page 79. In the last 12 months we have also welcomed two new non-executive Directors to the Board, Don McGovern, a US citizen and former senior partner with PricewaterhouseCoopers, and Henk Rottinghuis, a Dutch citizen and former Chief Executive Officer of Pon Holdings B.V., a large, privately held international company focussed on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors.

Ensuring that there is an appropriate balance of skills, knowledge and experience on the Board and that it is suitably diverse in terms of culture and gender is a key focus for me as Chairman. Our Board has for a long time been diverse from an international and business perspective and one of the core elements of our Board renewal policy is gender diversity. Currently the Board has two female Directors, who following the 2014 Annual General Meeting will represent 17% of the Board. We are focussed on increasing this percentage as part of our ongoing Board renewal process. In doing this, we need to continue to ensure that we appoint the right people with the right experience to fit the needs of the Company. On the recommendation of the Nomination and Corporate Governance Committee, the Board has expanded its policy for the recruitment of non-executive Directors by setting itself the goal of increasing the number of female Directors to circa 25% by the end of 2015. Our Board renewal policy is set out on pages 68 and 69.

Conclusion

I am satisfied that CRH’s governance structures are appropriate for a Group of our size and complexity. Nevertheless, it is vital that these structures evolve in line with best practice and your Board, through the work of the Nomination and Corporate Governance Committee, keeps developments in this area under review.

Nicky Hartery

Chairman

CRH 67

Corporate Governance Report | continued

Listings and Corporate Governance Codes

CRH, which is incorporated in Ireland and subject to Irish company law, has a premium listing on the London Stock Exchange, a secondary listing on the Irish Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

This Report describes CRH’s governance principles and practice and the Group’s risk management and internal control systems. The Report also sets out how CRH applies the main and supporting principles of the 2012 UK Corporate Governance Code (the Code). CRH also takes into account the disclosure requirements set out in the corporate governance annex to the listing rules of the Irish Stock Exchange.

A copy of the Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Board of Directors

What are the responsibilities of the Board?

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation.

There is a formal schedule of matters reserved to the Board for consideration and decision. This includes appointment of Directors, approval of the Annual Report, the Interim Results, the annual budget, major acquisitions, the issuance of guarantees, significant capital expenditure and the strategic plans for the Group. The Group’s strategy, which is regularly reviewed by the Board, and its business model are summarised in the Strategy Review on pages 27 to 31.

The Board has delegated some of its responsibilities to Committees of the Board. The work of each Committee is set out on pages 73 to 81 of this Report. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee1, the Board retains ultimate responsibility for determining the Group’s “risk tolerance” and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management.

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

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. There is a clear division of responsibilities between the roles of the Chairman and the Chief Executive which is set out in writing and has been approved by the Board. A summary of the respective roles is set out in the table to the right.

What is the membership structure of the Board?

It is CRH’s practice that a majority of the Board comprises non-executive Directors.

At present, there are three executive and ten non-executive Directors. Biographical details are set out on pages 63 to 65. Non-executive Directors are expected to challenge management proposals constructively and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to draw on their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

We consider the current size and composition of the Board to be within a range which is appropriate. We also believe that the current size of the Board is sufficiently large to enable its Committees to operate without undue reliance on individual non-executive Directors, while being dynamic and responsive to the needs of the Group. The spread of nationalities of the Directors reflects the geographical reach of the Group and we consider that the Board as a whole has the appropriate blend of skills, knowledge and experience, from a wide range of industries, regions and backgrounds, necessary to lead the Group.

None of the executive Directors is a non-executive director of another listed company.

Responsibilities of Chairman and Chief Executive

Chairman is responsible for

The efficient and effective working of the Board

Ensuring that Board agendas cover the key strategic issues confronting the Group, that the Board reviews and approves management’s plans for the Group and that the Directors receive accurate, timely, clear and relevant information

Making certain that the Board applies sufficient challenge to management proposals and examines and reviews management performance in meeting agreed objectives and targets

Overseeing the search for new Board members

Chief Executive is responsible for

Full day-to-day operational and profit performance of the Group and is accountable to the Board for all authority delegated to executive management

Executing strategy agreed with the Board and reporting regularly on the progress and performance of the Group

Co-ordinating and overseeing the profitable growth of the Group’s diverse portfolio of international businesses

Maximising the contribution of senior management to business planning, operational control and profit performance

The current membership structure of the board is set out in the table on page 69.

How does the Board plan for succession and what is its policy on diversity?

The Board plans for its own succession with the assistance of the Nomination and Corporate Governance Committee.

For non-executive appointments, independent consultants are engaged to search for suitable candidates. The process to identify, evaluate and appoint a non-executive Director with the suitable experience, skills and time commitment takes into account both the needs of CRH and the tenure and skills of existing Board members. As a result, the renewal and

[1]	In accordance with Regulation 91(6)(b) of the European Communities (Statutory Audits) (Directive 2006/43) Regulations 2010.

68 CRH

Corporate Governance Report | continued

What criteria are used to determine the independence of non-executive Directors?

The Board considers the principles relating to independence contained in the Code, together with the guidance provided by a number of shareholder voting agencies, and takes into account a Director’s character, objectivity and integrity.

The independence of non-executive Board members is considered annually. The Board is assisted in this by the annual review carried out by the Senior Independent Director which addresses the independence of the individual members of the Board (see Performance appraisal and Board evaluation section on page 70), and by the work of the Nomination and Corporate Governance Committee, which annually reviews each Board member’s directorships, and considers any relevant business relationships between Board members. We have concluded that all of the non-executive Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and have determined that each of the non-executive Directors is independent.

When was the Chairman appointed and does he have non-CRH commitments?

There have been no changes in the non-CRH commitments of Nicky Hartery since his appointment as Chairman.

Nicky Hartery was appointed Chairman of the Group in 2012. On his appointment as Chairman, he met the independence criteria set out in the Code. Although he holds a number of other directorships (see details on page 63), the Board considers that these do not interfere with the discharge of his duties to CRH.

Who is the Senior Independent Director?

The Senior Independent Director is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Dan O’Connor was appointed as Senior Independent Director in 2012.

refreshment of non-executive Directors is a continuous process.

The non-executive Directors meet regularly with the Chief Executive to discuss senior management succession planning to ensure appropriate talent management structures are in place to provide a pool of potential candidates for key executive Director appointments. External consultants are engaged for executive Director recruitment if, and when, required. In line with evolving best practice, during 2013 independent consultants were engaged to identify potential external candidates for consideration during the process to appoint a successor to Myles Lee as Chief Executive (see page 79 for more details on the Chief Executive succession process).

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

–  diversity, including nationality and gender; and

–  the need for an appropriately sized Board.

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority. However, the Board has set itself the target of increasing the percentage of female Board members to circa 25% by the end of 2015.

CRH 69

Corporate Governance Report | continued

Who is the Company Secretary?

All Directors have access to the advice and services of the Company Secretary, Neil Colgan, who is responsible to the Board for ensuring that Board procedures are complied with.

Neil was appointed Company Secretary in June 2009. The appointment and removal of the Company Secretary is a matter for the Board.

For what period are non-executive Directors appointed?

Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for further periods.

The standard terms of the letter of appointment for non-executive Directors, which states that they are generally expected to serve two terms of three years, are available for inspection at the Company’s registered office and at the Annual General Meeting. A non-executive Director’s term of office is subject to his annual re-election by shareholders and their letter of appointment does not provide for any compensation for loss of office.

How are the induction, training and development needs of Directors catered for?

The Chairman agrees a tailored and comprehensive induction programme with each new Director.

New Directors are provided with extensive briefing materials on the Group and its operations, the procedures relating to the Board and its Committees and their duties and responsibilities as Directors under legislation and regulations that apply to the Company.

A typical induction programme, which generally takes place over the first year of a Director’s appointment, would cover the topics set out in the upper table on page 71.

Sessions are held periodically with the Chairman at which progress is reviewed and feedback is sought.

For newly-appointed members of the Audit Committee, training arrangements include the topics set out in the lower table on page 71.

Members of the Audit Committee receive periodic updates on accounting developments.

Directors can also avail of opportunities to hear the views of, and meet with, the Group’s shareholders. Directors regularly receive copies of research and analysis conducted on CRH and the building materials sector. The Board receives regular updates from the external auditors in relation to regulatory and accounting developments. Updates in relation to other relevant matters, for example, changes in company law, are provided from time to time.

What processes are in place for appraising the performance of Directors and for evaluating the effectiveness of the Board and its Committees?

An annual review of individual Directors’ performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board.

The performance of individual Directors is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team. As part of that review process the Chairman discusses with each individual their training and development needs and, where appropriate, agrees suitable arrangements to be put in place to address those needs.

Each year, the Senior Independent Director conducts an annual review of corporate governance, the balance of skills, experience, independence and knowledge of the Company on the Board, the operation and performance of the Board and its Committees and the effectiveness of Board communications. This is achieved through discussion in one-to-one sessions with each Director, aided by the completion by each Director of a questionnaire in advance. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board each year, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director’s report is a formal agenda item at a scheduled Board meeting each year.

Led by the Senior Independent Director, the non-executive Directors meet at least annually in the absence of the Chairman to review his performance.

When was the last external Board evaluation completed and what was the outcome?

The 2012 review was facilitated by ICSA Board Evaluation, which has an extensive record in facilitating evaluations in large listed companies both in Ireland and the UK.

An externally facilitated Board evaluation was carried out by an independent third party, ICSA Board Evaluation (“ICSA”) in 2012. The Board’s performance was rated as “very good” on a six-point scale, ranging from poor to excellent. ICSA made eight recommendations to further improve the effectiveness of the Board, relating to the following:

–	enhancing the existing processes in place regarding strategy reviews, outcome tracking, Board renewal and Director development;

–	providing for an increased number of non-executive Director meetings without executives present;

–	taking fuller advantage of the opportunities afforded by Board visits for employee engagement; and

–	rationalising Board documentation and updating Board protocols to take account of advances in technology and communications.

All of the recommendations arising from the 2012 external review have been implemented. The next external evaluation will be conducted in 2015.

What are the requirements regarding the retirement and re-election of Directors?

All Directors retire at each Annual General Meeting and, unless they are stepping down from the Board, submit themselves to shareholders for re-election.

Re-appointment of Directors retiring at Annual General Meetings is not automatic. Directors who are seeking re-election are subject to a satisfactory performance appraisal. All Directors are subject to the Memorandum and Articles of Association of the Company (a summary of provisions in the Memorandum and Articles of Association relating to the Directors is set out on page 189).

70 CRH

Corporate Governance Report | continued

Induction Programme
Board Members
Topic	Sessions with
Group strategy and finance:

Group strategy, the current challenges facing the Group and the trading backdrop

Financial reporting, trading results, acquisition models, funding sources/debt maturity, group treasury and credit rating metrics

Chief Executive, Finance Director, Head of Financial Operations, Group Treasurer
Divisional strategy and structure: Divisional strategy and organisational structure Development priorities IT strategy	Chief Executive, Heads of Divisions, Senior Operational Management
Senior management team:
Succession planning Leadership development programmes Remuneration trends	Chief Executive
Directors’ legal duties and responsibilities:
Legal duties and responsibilities Management of inside information Dealings in CRH securities Listing rule requirements	Finance Director, Company Secretary and the Group’s legal advisers
Compliance & ethics, health & safety, risk management, investor relations and remuneration:

Compliance & ethics policies and the structures in place to ensure ongoing compliance

Health & safety programme, including the fatality elimination programme, and the Group’s Corporate Social Responsibility policies

Investor Relations programme and the views of the Group’s major investors

Enterprise Risk Management, insurance arrangements and captive insurance programme

Finance Director, Head of Compliance & Ethics, Head of Investor Relations, Group Sustainability Manager, Group Strategic Financial Risk Manager, the Group’s stockbrokers and the Remuneration Committee’s remuneration advisers

Audit Committee

Topic	Sessions with
External Audit Audit planning Auditors’ responsibilities	Finance Director, Senior Finance Executives, Head of Internal Audit and external auditors
Internal Audit Strategy and workplan IT audit

CRH 71

Corporate Governance Report | continued

How often does the Board meet?

Details of the number of Board and Committee meetings during 2013, and of Directors’ attendance at those meetings, is set out in the table on page 80.

There were eight full meetings of the Board during 2013.

Each year, additional meetings, to consider specific matters, are held when and if required. Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and are asked to confirm that they are able to allocate sufficient time to meet the expectations of their role. The agreement of the Chairman is required before a non-executive Director accepts additional commitments that might impact adversely on the time he or she is able to devote to CRH.

The Board typically makes two visits each year to Board operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2013, these visits were to Ukraine, and to Georgia in the United States.

How are Board agendas determined?

The Chairman sets the agenda for each meeting in consultation with the Chief Executive and Company Secretary.

In setting the agendas, the Chairman ensures that sufficient time is allocated to strategy setting and review, performance monitoring, portfolio management, including acquisitions and divestments, succession planning and talent management. Board agendas typically cover items set out in the table above.

The non-executive Directors generally meet before or after each Board meeting without executives being present.

The papers for meetings are generally circulated electronically in the week prior to the meeting.

Typical Board Agenda Items

Recurring items on each agenda:

–	Minutes

–	Board matters (including Board Committee updates)

–	Trading results and cost saving initiatives

–	Acquisitions/Disposals/Capital Expenditure Projects

Periodic agenda items during the year:

–	Full-year/interim financial results and reports

–	Investor interaction and feedback

–	Group budget

–	Group strategy and Divisional strategy updates

–	Performance review of acquisitions against the original Board proposal following three years of Group ownership

–	Funding proposals

–	Human resources and succession planning

–	Risk management & internal controls

–	Compliance & Ethics

–	Health & Safety review, with a particular focus on the Group’s fatality elimination programme

–	Environmental review

Are the Directors subject to securities dealing policies or codes?

Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities.

Details of the CRH shares held by Directors are set out on page 100. CRH has a policy on dealings in securities that applies to all Directors and senior management. Directors and senior management are prohibited from dealing in CRH securities during designated prohibited periods and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority subject to amendments in relation to Irish company law and taxation references.

What are the Committees of the Board?

The Board has established five permanent Committees to assist in the execution of its responsibilities.

The current permanent Committees1 of the Board are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee.

In addition, ad-hoc committees are formed from time to time to deal with specific matters. Each of the permanent Committees has Terms of Reference, under which authority is delegated to them by the Board. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee and each member’s length of service is set out in the relevant sections in the remainder of this report. Attendance at meetings held in 2013 is set out on page 80.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

¹	The terms of reference of these committees comply fully with the Code requirements; CRH considers that they are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

72 CRH

Audit Committee

The Audit Committee consists of four non-executive Directors[1]. The biographical details of each member are set out on pages 64 and 65.

The primary responsibilities of the Committee are to:

–  monitor the financial reporting process, the integrity of the financial statements, including the Annual and Interim Reports, preliminary results announcements, interim management statements and any other formal announcement relating to the financial performance of the Company, and to review significant financial reporting issues and judgements exercised in the preparation thereof;

–  monitor the audit of the financial statements;

–  keep under review the effectiveness of the Company’s internal financial controls and the internal control and risk management systems and review and approve statements to be included in the Annual Report regarding internal control and risk management;

–  review the Company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and review the Company’s procedures and systems for detecting fraud and preventing bribery;

–  keep under review the adequacy of the Group’s Compliance & Ethics function;

–  monitor and review the effectiveness of the Internal Audit function;

–  review the effectiveness of the audit process and the independence and objectivity of the external auditors;

–  develop and monitor the policy on non-audit services to be provided by the external auditors;

–  approve the remuneration and terms of engagement of the external auditors;

–  make recommendations to the Board in relation to the appointment or removal of the external auditor.

The responsibilities of the Audit Committee are set out in full in its Terms of Reference, which are available on the CRH website, www.crh.com.

[1]     The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A 3 of the rules of the Securities and Exchange Commission.

Chairman’s overview

I succeeded Jan Maarten de Jong as Chairman of the Committee in September 2013. On behalf of the Committee, I would like to express my appreciation to Jan Maarten for his significant contribution to the work of the Committee, both as a member since 2004 and as Chairman between May 2007 and August 2013.

On a number of occasions during 2013, beginning in July, the Committee met with Ernst & Young to agree and monitor the progress of the 2013 audit. The following risks were identified as being a key focus:

–  Impairment of goodwill;

–  Impairment of property, plant and equipment, and financial assets;

–  Accounting for acquisitions and disposals; and

–  Contract revenue recognition.

The potential for impairment was highlighted in the 2013 Interim Results announcement in August due to the continuing difficulties in the Group’s European markets. Subsequently, as announced in the November Interim Management Statement, a Group-wide portfolio review was initiated by the Board to identify those businesses which offer the most attractive future returns and to prioritise capital allocation. The Statement indicated that the review would likely result in the disposal of some non-core businesses which, coupled with the continuing difficult environment in Europe, could give rise to impairment charges in 2013. This issue, therefore, became a key area of focus for the Committee in its discussions with management and Ernst & Young on the 2013 Consolidated Financial Statements and the related audit.

Impairment

As outlined in note 3 to the Consolidated Financial Statements, a total non-cash impairment charge of €755 million was recorded in the financial statements in respect of the year ended 31 December 2013, of which €373 million related to goodwill. While the continuing economic difficulties in Europe

CRH 73

Corporate Governance Report | continued

gave rise to some impairment, the main driver of the charge in 2013 was the outcome of the initial phase of the Group’s portfolio review, which identified a number of non-core businesses which no longer meet CRH’s long-term returns criteria and which are now candidates for disposal. An orderly disposal process is underway.

For the purposes of its annual impairment testing process, the Group assesses the recoverable amount of each of CRH’s cash-generating units (CGUs – see details in note 15 to the Consolidated Financial Statements), based on a value-in-use computation. In addition, the Group annually assesses the need for impairment of other non-current assets (property, plant and equipment and financial assets).

The Committee met on a number of occasions in late 2013 and early 2014 and considered a number of issues, including:

–	the impact the changing economic circumstances had on the assumptions used in the impairment models used by management; and

–	the processes used by management to ascertain the value of non-core businesses that management believed the Board should consider exiting and the levels of impairment where that value was less than the carrying value of these businesses.

In 2013, the annual impairment review resulted in total impairment charges of €72 million in respect of businesses which have been identified as core businesses for the Group going forward. Of this total, €58 million related to our Benelux CGU in Europe Materials, which has experienced a difficult trading environment and has formed part of the Group’s goodwill sensitivity disclosures for a number of years. The continuing difficult environment, coupled with the impact of strong competition and the expectation of a slower than previously anticipated sales recovery, resulted in a significant reduction in the recoverable amount of this CGU at year-end 2013 compared with prior years.

The portfolio review which I referred to above resulted in the identification of 45 non-core business units which are in line for divestment. For each of these businesses, a valuation was prepared based on the estimated fair value less costs of disposal. The valuations were then compared to the carrying value of each business, resulting in an additional total impairment charge of €683 million. Although the review is ongoing, the impairment exercise is complete and, in the light of current conditions and outlook, management does not anticipate further impairment to arise as the review continues.

Following its deliberations, the Committee was satisfied that the assumptions and models used by management were appropriate.

Accounting for Acquisitions and Disposals

Total acquisition consideration in 2013 for the Group amounted to €720 million while the gross proceeds of disposals amounted to €283 million. The Committee discussed with management and Ernst & Young the accounting treatment for newly acquired businesses and recently disposed entities and was satisfied that the treatment in 2013 was appropriate.

Contract Revenue Recognition

IAS 11 requires revenue and expenses to be recognised on uncompleted contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated,

revenue and expenses associated with that contract should be recognised by reference to the stage of completion of the contract activity at the balance sheet date. If it is anticipated that the contract will be loss-making, the expected loss must be recognised immediately. Following discussions with management and Ernst & Young, the Committee was satisfied that contract revenue recognition was not a material issue for the Group in 2013 as the majority of contracts were completed within the financial year.

In addition to the above significant issues, the Committee also gave particular emphasis to the following matters in its work during 2013:

Group Pension Liabilities

During 2013, the Committee continued to review, with the help of external pensions experts, the plans and initiatives in place to mitigate the Group’s pension scheme liabilities.

Cyber Security

During the year, the Committee received and considered reports from management and Ernst & Young in relation to the Group’s readiness in terms of cyber security.

IT Implementation Projects

The Committee reviewed with management the status of a number of ongoing IT implementation projects in Europe.

Assessment of Ernst & Young

The Committee’s primary means of assessing the effectiveness of the external audit process is by monitoring performance against the agreed audit plan. In addition, each year the Committee considers (i) the experience and knowledge of the Ernst & Young audit team; (ii) the results of post-audit interviews with management and the Audit Committee Chairman; (iii) the

74 CRH

Corporate Governance Report | continued

transparency reports issued under EU regulations by Ernst & Young Ireland; and (iv) where applicable, relevant reports by regulatory bodies on the performance of Ernst & Young.

Management also undertakes periodic reviews of the effectiveness of the external auditors (the last such review was conducted in 2009).

Audit Tendering/Rotation

Ernst & Young have been the Group’s auditors since 1988. In last year’s Audit Committee Report, Jan Maarten de Jong outlined new requirements of the Code regarding audit tendering and the transitional arrangements put forward by the Financial Reporting Council in terms of the timing of any audit tender. In summary, implementing the Code provisions and following the transitional arrangements would mean that the Company would need to put the CRH audit out to tender by the end of the 2015 audit. In the interests of fairness and competition, we believe it would not be appropriate to exclude Ernst & Young from any tender process. Since the publication of last year’s Annual Report, provisional agreement has been reached on draft EU regulations (the “Regulations”) on the reform of the audit sector. The Regulations, which are expected to be finalised during the first half of 2014, include a requirement for mandatory auditor rotation. In other words, the Regulations, in their current form, would prevent Ernst & Young from participating in an audit tender process. If implemented, the Regulations would also effectively override the requirements of the Code. The Committee has, therefore, concluded that a decision on the timeframe for putting the audit to tender should be deferred until the Regulations are finalised.

There are no contractual obligations which act to restrict the Committee’s choice of external auditor. The Committee has considered the risk of withdrawal by Ernst & Young from the market and the potential impact on the Group, were that eventuality to materialise.

Advisory Vote at the 2014 Annual General Meeting on the continuance of Ernst & Young as external auditors

Under Irish company law, the incumbent auditor is automatically re-appointed at a company’s annual general meeting unless he has indicated his unwillingness to continue in office or a resolution is passed appointing someone else or expressly providing that he shall not be re-appointed. In this respect, Irish company law differs from the requirements that apply in other jurisdictions, for example in the UK, where auditors must be re-appointed annually by shareholders. Notwithstanding the provisions of Irish company law, the Committee recommended to the Board that shareholders should be provided with an opportunity to have a say on the continuance in office of Ernst & Young. Accordingly, in addition to the usual resolution to authorise the Directors to set the remuneration of the auditors required under Irish company law, the agenda for the 2014 Annual General Meeting will contain a non-binding vote on the continuance of Ernst & Young in office as auditors.

Further details in relation to the external auditors, including information on how auditor objectivity and independence are maintained, are included on page 76.

Ernst Bärtschi

Audit	Committee Chairman

CRH 75

Corporate Governance Report | continued

Audit Committee Members The biographies of the members of the Audit Committee are set out on pages 64 and 65. The tenure of each Committee member is as follows:

In recent years, there has been a significant increase in the resources allocated to IT Audit. The Committee meets regularly with the senior IT Audit Manager to discuss IT Audit strategy, the key areas of focus and agrees the annual IT Audit workplan.

Assessments of the Internal Audit function are carried out periodically by management and validated by an independent third party assessor. The next assessment of the Internal Audit function is scheduled to take place during 2014. The last assessment was conducted in late-2009.

Risk Management and Internal Control

The Board has delegated responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Further details in relation to the Committee’s work in this area are set out in the section on Risk Management and Internal Control on page 81.

Independence of External Auditors

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

The Group external audit engagement partner is replaced every five years and other senior audit staff are rotated every seven years.

The Group has a policy governing the conduct of non-audit work by the auditors[3]. The policy, which was updated in 2012, is available

E.J. Bärtschi, Chairman	2.0 years
H.A. McSharry	2.0 years
D.A. McGovern, Jr.	0.5 years
D.N. O’Connor	0.5 years

Mr. O’Connor previously served on the Committee between June 2006 and May 2012.

Mr. Bärtschi, Mr. McGovern and Mr. O’Connor have been designated by the Board as the Committee’s Financial Experts.

Work of Committee in period between February 2013 and February 2014

Between February 2013 and February 2014 the Audit Committee met 12 times[1]. The chart opposite sets out how the Audit Committee allocated its time in the last 12 months. A typical calendar of meetings, which includes a general outline of the main agenda items, is also set out on page 77. The Finance Director and the Head of Internal Audit generally attend Committee meetings. The external auditors, Ernst & Young, attend the majority of meetings and have direct access to the Chairman of the Committee at all times. Other attendees are noted against the relevant agenda item. During 2013, the Committee met with the Head of Internal Audit, and separately with the external auditors, in the absence of management.

The Chairman of the Committee formally reported to the Board in February 2014 on how the Committee discharged its responsibilities in respect of the financial year ended 31 December 2013.

The Committee reviewed its Terms of Reference in December 2013 and proposed some minor updating amendments, which the Board approved.

Internal Audit

The Head of Internal Audit attends the majority of the meetings of the Audit Committee. The Committee agrees the Internal Audit strategy, its charter and the annual workplan, which is developed on a risk-based approach. The Head of Internal Audit reports to the Audit Committee on the findings of internal audit reviews and related follow-ups and the outcome of control testing in connection with Section 404 of the Sarbanes-Oxley Act 2002[2].

¹   Attendance by non-independent directors and management is by invitation only.

2    A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission’s website www.sec.gov.

[3]     The term of any general pre-approval is twelve months from the date of pre-approval.

76 CRH

Corporate Governance Report | continued

on the CRH website. Under the policy, the external auditors are prohibited from performing services where they:

–  may be required to audit their own work;

–  participate in activities that would normally be undertaken by management;

–  are remunerated through a ‘success fee’ structure; or

–  act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the external auditors undertaking non-audit work. The external auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, provided they have the skill and competence to carry out the work and are considered by the Committee to be the most appropriate party to undertake such work in the best interests of the Group.

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

In 2013, the external auditors provided a number of audit-related services, including Sarbanes-Oxley Section 404 attestation, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. Ernst & Young were also engaged during 2013 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Audit Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Ernst & Young for non-audit work, which amounted to 15% of the total fee in 2013, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the Consolidated Financial Statements on page 137.

Typical Audit Committee Calendar
Meeting		Activity	Attendees by invitation (in addition to the Finance Director and the Head of Internal Audit)
February	–	Consideration of the financial statements (including report from the external auditors on Integrated Audit Results and Communications)	Chief Executive
	–	Approval of external audit fee
	–	Internal Audit review of savings announced under the Group’s cost-reduction programme
	–	Annual assessment of risk management and internal control systems	Group Strategic Financial Risk Manager
	–	Approval of Internal Audit workplan
–

Review of reports on the operation of the CRH Code of Business Conduct, the Competition/Anti-trust Compliance Code and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters

Head of Compliance & Ethics
March	–	Review of Annual Report on Form 20-F	Senior finance personnel
May	–	Review of interim management statement [1]	Group Chairman, Chief Executive
July	–	Preliminary consideration of interim results	Chief Executive
	–	Approval of the external audit plan
	–	Updates on accounting and auditing developments
	–	Update on Internal Audit work/activities
	–	Enterprise Risk Management review	Group Strategic Financial Risk Manager
August	–	Review of interim results announcement	Group Chairman, Chief Executive
September	–	Meeting with senior finance personnel from the Americas Divisions	Senior finance personnel
	–	Preliminary review of goodwill impairment and sensitivity analysis
October	–	Meeting with senior finance personnel from the European Divisions	Senior finance personnel
	–	Preliminary review of interim management statement
November	–	Review of interim management statement[1]	Group Chairman, Chief Executive
December	–	Review of outcome of goodwill impairment and sensitivity analysis	Senior finance personnel
	–	Update on Internal Audit work/activities
	–	Approval of non-audit fees provided by external auditors
	–	Review of the Committee’s performance and Terms of Reference
	–	Enterprise Risk Management review	Group Strategic Financial Risk Manager
1 A Committee of the Group Chairman, Audit Committee Chairman, Chief Executive and Finance Director is authorised from time to time to review and approve the release of interim management statements

CRH 77

The Nomination and Corporate Governance Committee consists of four non-executive Directors.

The primary responsibilities of the Committee are:

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

–  ensuring that the principles and provisions set out in the Code (and any other governance code that applies to the Company) are observed; and

–  reviewing the disclosures and statements made in the Corporate Governance Report to shareholders.

The responsibilities of the Nomination and Corporate Governance Committee are set out in full in its Terms of Reference, which are available on the CRH website, www.crh.com.

78 CRH

Nomination and Corporate

Governance Committee

Chairman’s overview

During 2013, the members of the Committee, together with Jan Maarten de Jong (then Chairman of the Audit Committee), were appointed by the Board as the Succession Committee to co-ordinate the process for the appointment of the successor to Myles Lee. Myles informed the Board in February 2013 of his intention to retire from the Board and as Chief Executive with effect from 31 December 2013. In line with evolving best practice, the Succession Committee decided that external and internal candidates should be considered. Accordingly, the Committee engaged the services of Egon Zehnder, London, to identify suitable candidates with the skills and experience to warrant consideration for the role. Following a comprehensive process, which took place over a number of months, the Succession Committee recommended to the Board that Albert Manifold, the Group’s Chief Operating Officer, be appointed as successor to Myles.

During 2013, and to-date in 2014, the Committee identified and recommended to the Board that the following individuals be appointed as non-executive Directors:

–	Don McGovern, appointed with effect from 1 July 2013; and

–	Henk Rottinghuis, appointed on 18 February 2014.

Biographies for Don and Henk are included on page 65. The Committee worked with the following recruitment agencies in relation to these appointments:

–	Board Works Limited; and

–	Spencer Stuart.

Neither of these agencies has any other connection with the Company.

As set out in my introduction to the Corporate Governance Report, on the recommendation of the Committee, the Board has expanded the Board renewal policy by setting itself the goal of increasing the number of female Directors to circa 25% by the end of 2015.

Utz-Hellmuth Felcht was appointed to the Board in 2007 and completed his second three-year term in 2013. Following a comprehensive performance review, on the recommendation of the Committee, the Board has asked Utz to continue on the Board for a third three-year term.

Audit Committee Chairman

Following the completion of Jan Maarten de Jong’s maximum tenure of nine years on the Audit Committee, the Committee recommended to the Board that he be succeeded by Ernst Bärtschi as Chairman of the Audit Committee. Ernst brings considerable experience to the Audit

Committee and has been designated as one of the Committee’s financial experts since his appointment to the Audit Committee in March 2012.

Corporate Governance Developments

During 2013, the Committee also considered developments in the area of corporate governance, including the recent introduction in the UK of the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 and the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (together, the “Regulations”). While CRH, as an Irish incorporated and domiciled company, is not subject to the Regulations, we recommended to the Board that CRH should seek to apply the provisions of the Regulations to the extent possible under Irish company law.

Nicky Hartery

Nomination and Corporate

Governance Committee Chairman

CRH 79

Corporate Governance Report | continued

Nomination and Corporate Governance Committee Members

The biographies of the members of the Nomination and Corporate Governance Committee are set out on pages 63 to 65.

The tenure of each Committee member is as follows:

N. Hartery, Chairman	9.5 years
W.P. Egan	6.5 years
J.W. Kennedy	4.5 years
D.N. O’Connor	1.5 years

Normally, the maximum tenure for Committee membership is three terms of three years. During the year, the Board amended the Terms of Reference of the Nomination and Corporate Governance Committee to make it clear that the Group Chairman’s tenure on the Committee is not limited to three terms of three years.

Work of Committee in period between February 2013 and February 2014

Between February 2013 and February 2014 the Nomination and Corporate Governance Committee met seven times. The chart above sets out how the Nomination and Corporate Governance Committee allocated its time in the last 12 months.

The factors taken into account by the Nomination and Corporate Governance Committee in considering the composition of the Board are set out in the policy for Board renewal which is detailed on pages 68 and 69.

The Committee establishes processes for the identification of suitable candidates for appointment to the Board and oversees succession planning for the Board and senior management.

As referred to in the section dealing with the independence of non-executive Directors on page 69, each year the Committee reviews details of the non-CRH directorships of each Director, including any relationship between those companies and the Group. The Committee also reviews any business relationships between individual Board members.

The Committee reviewed its Terms of Reference in December 2013 and proposed minor updating amendments, which the Board approved.

Remuneration Committee

The Directors’ Remuneration Report on pages 85 to 116 contains an overview of the responsibilities and activities of the Remuneration Committee during 2013.

Under its Terms of Reference, the Remuneration Committee must be made up of at least three members, all of whom must be independent non-executive Directors. Members of the Committee can serve for up to a maximum of three terms of three years. The Group Chairman may be a member of the Committee provided he was independent on appointment as Chairman and the Board continues to consider him to be independent. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Group Chairman, if not a member of the Committee, the Chief Executive and external advisers may be invited to attend for all or part of any meeting as and when appropriate. The Chief Executive is fully consulted about remuneration proposals.

Remuneration Committee Members

The biographies of the members of the Remuneration Committee are set out on pages 63 to 65.

Attendance at Board and Board Committee meetings during the year ended 31 December 2013
	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings
	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended

E. Bärtschi	8	8			8	8
M. Carton	8	8	5	5			5	5
W.P. Egan	8	8							6	6	9	9
U-H. Felcht	8	7	5	5			5	5
N. Hartery	8	8	5	5			5	5	6	6	9	9
J.M. de Jong	8	8	3	2	5	5	1	0
J.W. Kennedy	8	8							6	6	9	9
M. Lee*	8	8	5	5			5	5
H.A. McSharry	8	8			8	8
A. Manifold	8	8	5	5
D.A. McGovern, Jr.**	4	4			3	3
D.N. O’Connor	8	8	2	2	3	3	4	4	6	6	9	9
M. Towe	8	8
* Retired December 2013
** Appointed to Board July 2013

80 CRH

Corporate Governance Report | continued

The tenure of each Committee member is as follows:

D.N. O’Connor, Chairman	1.5 years
W.P. Egan	6.5 years
N. Hartery	9.5 years
J.W. Kennedy	4.5 years

During the year, the Board amended the Terms of Reference of the Remuneration Committee to make it clear that the Group Chairman’s tenure on the Committee was not limited to three terms of three years.

In addition, the Committee reviewed its Terms of Reference in December 2013 and proposed minor updating amendments, which the Board approved.

Acquisitions Committee

Acquisitions Committee Members

The biographies of the members of the Acquisitions Committee are set out on pages 63 and 64.

The tenure of each Committee member is as follows:

N. Hartery, Chairman	1.5 years
M. Carton	3.5 years
U-H. Felcht	2.0 years
J.M. de Jong	0.5 years
A. Manifold	5.0 years

The attendance at Acquisitions Committee meetings is set out in the table on page 80.

Role and Responsibilities

The Acquisitions Committee has been delegated authority by the Board to approve acquisitions and disposals and large capital expenditure projects up to agreed limits.

Finance Committee

Finance Committee Members

The biographies of the members of the Finance Committee are set out on pages 63 and 64.

The tenure of each Committee member is as follows:

N. Hartery, Chairman	1.5 years
M. Carton	3.5 years
U-H. Felcht	6.5 years
J.M. de Jong	0.5 years
A. Manifold	0.2 years

The attendance at Finance Committee meetings is set out in the table on page 80.

Role and Responsibilities

The Finance Committee is responsible for:

–	advising the Board on the financial requirements of the Group and on appropriate funding arrangements;

–	considering and making recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and to the Group’s financing arrangements;

–	considering and making recommendations to the Board in relation to dividend levels on the Ordinary Shares;

–	keeping the Board advised of the financial implications of Board decisions in relation to acquisitions;

–	assisting management, at their request, in considering any financial or taxation aspect of the Group’s affairs; and

–	reviewing the Group’s insurance arrangements.

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

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined in the Risk Factors on pages 34 to 40) is in accordance with the updated Turnbull guidance (Internal Control: Revised Guidance for Directors on the Combined Code) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and Consolidated Financial Statements.

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

During the year, the Board and Audit Committee received, on a regular basis, reports from management on the key risks to the business and the steps being taken to manage such risks. They also considered whether the significant risks faced by the Group were being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee met with internal auditors on a regular basis and satisfied itself as to the adequacy of the Group’s internal control system; met with the Chairman of the Remuneration Committee to ensure that the Group’s remuneration policies and structures were appropriate and in line with the Group’s risk tolerance; and reviewed the principal risks and uncertainties outlined on pages 34 to 40. The Audit Committee also met with, and received reports from, the external auditors. The Chairman of the Audit Committee reported regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings were circulated to all Directors.

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

Management’s Report on Internal Control over Financial Reporting

In accordance with the requirements of section 404 of the Sarbanes-Oxley Act 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

–	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

–	Provide reasonable assurance that transactions are recorded as necessary

1 In accordance with Regulation 91(6)(b) of the European Communities (Statutory Audits) (Directive 2006/43) Regulations 2010.

CRH 81

Corporate Governance Report | continued

to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and

–	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2013. These acquisitions, which are listed in note 31 to the Consolidated Financial Statements, constituted 2.4% of total assets and 3.5% of net assets, as of 31 December 2013 and 1.7% and 2.0% of revenue and loss for the financial year, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2013, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2013, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 119.

Changes in Internal Control over Financial Reporting

During 2013, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2013. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

In designing and evaluating our disclosure controls and procedures, management, including the Chief Executive and the Finance Director, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Compliance and Ethics

The Group Compliance & Ethics (C&E) programme continues to develop in scope and reach. The structure of the C&E organisation was strengthened considerably in recent years with a dedicated Country Compliance network available to support our operating management to achieve our compliance objectives in all locations.

CRH’s Code of Business Conduct1 (COBC) and related policies were updated and approved by the Board in February 2012 and the C&E team’s primary focus since then has been to ensure all relevant employees receive appropriate training. Over the past two years over 30,000 employees have participated in Code of Business Conduct training and a further 10,000 have also undertaken advanced instruction on competition law, anti-bribery awareness and steps to counter the potential for corruption and fraud.

In addition, our development teams and procurement teams have received appropriate instruction on both our C&E Mergers, Acquisitions and Joint Venture Due Diligence Programme and our Ethical Procurement Code. We also developed a Supplier Code of Conduct in 2013, to communicate our minimum Corporate Social Responsibility requirements to existing and new suppliers to the Group and to outline how we ensure compliance with these requirements. Similar procedures have been developed for any engagements with business partners. Further guidelines developed during the year include:

–	the CRH Leading with Integrity Manual (A Handbook for Managers and Directors) to assist operating company management in setting the tone from the top and fostering a culture of integrity; and

–	Gifts & Hospitality Guidelines, to provide more guidance in this area.

In February 2014, the COBC was further revised and presented to the Board for approval. The new Code has scored an “A” rating by New York Stock Exchange Governance Services and incorporates some welcome new features, including learning aids, an ethical decision-making guide and a clear focus on the core values of the Group: Honesty, Integrity and Respect. It will be translated and distributed during 2014 and related training will be migrated to an on-line module. A robust communication plan is in place to complement the training programme. A multi-lingual “hotline” facility is also available to employees as a secure channel to report ethical issues that concern them or suspected violations of our Codes. All hotline reports received are fully reviewed and investigated by appropriately qualified personnel.

The C&E programme has been integrated into standard Internal Audit procedures and forms part of an annual management certification process. Its effectiveness is also regularly reviewed by the C&E function with appropriate oversight from senior management and the Audit Committee. The collective goal is to ensure the message is clearly understood that at CRH “there is never a good business reason to do the wrong thing”.

Sustainability and Corporate Social Responsibility

Sustainability and Corporate Social Responsibility (CSR) concepts are embedded in all CRH operations and activities. Excellence in the areas of health & safety, environment and climate change, governance and people and community is a daily key priority of line management. The Group’s policies and implementation systems are summarised on pages 32 and 33. During 2013, CRH was again recognised by several leading socially responsible investment (SRI) agencies as being among the leaders in its sector in these important areas.

[1]

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

82 CRH

Corporate Governance Report | continued

Communications with Shareholders	Investor Relations Activities

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, meet regularly with institutional shareholders (each year covering over 50% of shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings.

During 2013, the Chairman, Senior Independent Director and Company Secretary participated in a number of conference calls with some of the Group’s major shareholders in advance of the 2013 Annual General Meeting. The meetings were organised to provide those shareholders with an opportunity to discuss the resolutions on the 2013 Annual General Meeting agenda and corporate governance matters generally. Also, as outlined in the Directors’ Remuneration Report on page 86, the Senior Independent Director and Company Secretary met with the Group’s major shareholders, various shareholder and proxy voting agencies to discuss the Company’s proposed new remuneration structures.

Formal Announcements: including the release of the annual and interim results and the issuance of interim management statements. These announcements are typically accompanied by presentations and webcasts or conference calls.

Investor Roadshows: typically held following the release of formal announcements, provide an opportunity for the management team to meet existing and/or potential investors in a concentrated set of meetings.

Industry Conferences: attendance at key sector and investor conferences affords members of the senior management team the opportunity to engage with key investors and analysts.

Investor Briefings: every 18-24 months, the Company holds capital market days, which include presentations on various aspects of CRH’s operations and strategy and provide an opportunity for investors and analysts to meet with CRH’s wider management team.

Media Briefings: each year, the Company provides media briefings on numerous issues.

In addition to the activities set out in the above table, major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

We respond throughout the year to correspondence from shareholders on a wide range of issues.

The Chief Executive made a presentation to shareholders at the 2013 Annual General Meeting on CRH’s businesses and how management approach conducting the Group’s affairs across its wide geographical footprint.

General Meetings

The Company’s Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2013 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by way of a poll using an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company’s website following the meeting.

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

–  Terms of Reference of Audit Committee (amended December 2013)

–  Terms of Reference of Finance Committee (amended February 2004)

–  Terms of Reference of Nomination and Corporate Governance Committee (amended December 2013)

–  Terms of Reference of Remuneration Committee (amended December 2013)

–  The Memorandum and Articles of Association of the Company

–  Pre-approval policy for non-audit services provided by the auditors

–  Compliance & Ethics statement, Code of Business Conduct and Hotline contact numbers

Investors section:

–  Annual and Interim Reports, the Annual Report on Form 20-F, Interim Management Statements and copies of presentations to analysts and investors

–  News releases

–  Presentations and video recordings of executive presentations at capital markets days in London and New York in November 2012

–  Webcast recordings of key investor briefings

–  General Meeting dates, notices, shareholder circulars, presentations and poll results

–  Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

CRH 83

Corporate Governance Report | continued

meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice of a general meeting. Shareholders may exercise their right to vote by appointing, by electronic means or in writing, a proxy/proxies to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the meeting and in the notes on the proxy form. A shareholder, or a group of shareholders, holding at least 5% of the issued share capital of the Company, has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for inclusion in the agenda of a general meeting, subject to any contrary provision in Irish company law.

Going Concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategy Review on pages 27 to 40. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Business Performance Review on pages 42 to 51. In addition, notes 21 to 25 to the Consolidated Financial Statements include the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Company is well placed to manage these risks successfully, and they have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

Compliance Statement

Non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE. In common with companies listed on the Irish Stock Exchange and the London Stock Exchange, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and the Irish Stock Exchange; and (c) the Code, which is appended to the listing rules of the London and Irish Stock Exchanges.

CRH has adopted a robust set of board governance principles, which reflect the Code and its principles-based approach to corporate governance. Accordingly, the way in which CRH makes determinations of Directors’ independence differs from the NYSE rules. The Board has determined that, in its judgement, all of the Non-executive Directors are independent. In doing so, however, the board did not explicitly take into consideration the independence requirements outlined in the NYSE’s listing standards.

Shareholder Approval of Equity Compensation Plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. CRH complies with Irish requirements, which are similar to the NYSE rules. The CRH Board, however, does not explicitly take into consideration the NYSE’s detailed definition on what are considered “material revisions” and did not seek shareholder approval for the 2013 RSP (defined below).

During 2013, the Board approved the adoption of the 2013 Restricted Share Plan (the “2013 RSP”) and, subsequently, awards were made to senior executives (excluding executive Board Directors). As (i) executive Directors were excluded from the award and (ii) no shares were allotted or re-issued to satisfy the awards, the listing rules of the London and Irish Stock Exchanges did not require shareholder approval of the RSP and such approval was not sought. No further awards will be made under the 2013 RSP.

84 CRH

Directors’ Remuneration Report

The Remuneration Committee consists of four non-executive Directors considered by the Board to be independent. They bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 63 to 65.

The main focus of the Committee is to:

–   determine and agree with the Board the Group’s policy on executive remuneration;

–   seek shareholder approval for the policy at least every three years;

–   ensure that CRH’s remuneration structures are fair and responsible;

–   consider and approve salaries and other terms of the remuneration packages for the executive Directors and the Chairman.

In addition, the Committee:

–   recommends and monitors the level and structure of remuneration for senior management; and

–   oversees the preparation of this Directors’ Remuneration Report.

In considering remuneration levels for executive Directors particularly, the Committee takes into account remuneration trends across the CRH Group, which has a diverse range of operations in 35 countries, in geographic regions which are often at different stages in the economic cycle.

Additional details in relation to the Committee, its role and responsibilities and how it operates are included in the Remuneration Committee section of the Corporate Governance report on page 80.

The Chief Executive attends meetings except when his own remuneration is being discussed.

Introduction

On behalf of the Board, I am pleased to introduce the Directors’ Remuneration Report for the year ended 31 December 2013.

Format and content of Directors’ Remuneration Report and 2014
Annual General Meeting

Best practice and regulatory requirements in the area of remuneration in the UK have been evolving over recent years. In 2013, significant new legislative requirements were brought into force in the UK in relation to executive remuneration by the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations (the “2013 UK Regulations”). While as an Irish incorporated company, CRH is not subject to those UK regulatory requirements, the Group has sought to apply the new requirements on a voluntary basis to the extent possible under Irish law. We are continuing this approach in respect of the 2013 UK Regulations.

As a result, at the 2014 Annual General Meeting there will be two separate advisory shareholder votes on:

(i)  the Group’s remuneration policy for Directors (the “Policy Report”) (see pages 105 to 116); and

(ii) the Group’s pay to executive Directors in 2013 and the proposed implementation of the Group’s remuneration policy for 2014 (the “Annual Statement on Remuneration”) (see pages 88 to 104).

Under the 2013 UK Regulations, shareholder votes on policy reports are binding. However, as an Irish incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director. Therefore, the Policy Report is being submitted to shareholders as an advisory resolution.

CRH 85

Directors’ Remuneration Report | continued

Nevertheless, the Remuneration Committee’s intention is to operate within this policy as if it were binding.

The vote on the Annual Statement on Remuneration is broadly equivalent to the existing “Say on Pay” vote on the way in which remuneration issues have been dealt with by the Committee.

At the 2014 Annual General Meeting there will also be a resolution to approve a new Performance Share Plan.

Remuneration Review

Notwithstanding the high level of support for CRH’s approach to remuneration in recent years, following the Annual General Meeting held in May 2013, the Committee carried out an extensive review of the Group’s remuneration policy and arrangements. A number of factors drove the timing for the review:

–  the last major review was conducted in 2009, since when there have been a number of developments in the area of recommended remuneration practice;

–  a desire to ensure that CRH’s remuneration structures remain appropriate as the Group’s strategy evolves, continues to be at the forefront of best practice and reflect shareholder expectations for FTSE100 companies;

–  the transition to a new Chief Executive with effect from 1 January 2014.

At the commencement of the process the Remuneration Committee set out a number of guiding principles for the review. These are set out in table 1.

Against this background, the Committee decided to make the following changes to CRH’s remuneration arrangements:

–  the long-term incentive framework will be simplified with executive Directors participating in a single Performance

    Share Plan going forward. Performance share award levels will be 250% of base salary for the Chief Executive and 200% for other executive Directors. To ensure management is incentivised to drive shareholder value creation, awards will vest subject to a combination of relative Total Shareholder Return (TSR) compared to peers and cumulative cash flow targets over a three-year period;

–  the package will be adjusted to provide a better balance between driving short-term performance and rewarding long-term success, and to reflect typical market practice. The annual bonus opportunity will be set at 150% of base salary for all executive Directors. There will be no changes to the performance measures for the annual bonus as these were considered to remain appropriate; and

–  the annual bonus framework will be re-calibrated to increase the alignment between the expectations of shareholders and bonus awards. The level of bonus payout for target levels of performance will be reduced to 50% and the deferral structure will be simplified and made more consistent, with 25% of any bonus being deferred.

These changes give rise to a moderate increase in the overall incentive opportunity. The Remuneration Committee considers this appropriate as total remuneration remains within a market competitive range.

A number of best practice features have been introduced. Malus provisions have been included in the Deferred Share Plan and the Performance Share Plan. A two-year post-vesting holding period has also been introduced into the Performance Share Plan.

During the review, the Committee considered the remuneration structure compared with other companies of similar size and complexity. It also considered general market best practice, guidance issued by shareholder organisations and correspondence received from shareholders setting out their policies on remuneration.

Shareholder Consultation

On behalf of the Committee, I sent a summary of the proposed remuneration structure to the Group’s major shareholders and shareholder organisations, including the Association of British Insurers, the Irish Association of Investment Managers, the UK National Association of Pension Funds and to various proxy voting agencies. I subsequently engaged with a number of those shareholders and organisations to hear their views on the proposals.

The dialogue with shareholders was consultative in nature. We set out proposals for the areas where we felt the structures needed to change. We sought the views of shareholders in each of those areas. There was a general appreciation for the approach adopted by the Committee, for the general structure of the policy and for the provisions to improve shareholder alignment. There were some common themes in the responses to some of the proposals and, I think it is fair to say, occasional responses that were representative of the philosophy of individual institutions. The Committee considered the feedback from each shareholder or organisation in finalising the incentive framework.

Further details on the outcome of the review and the way in which the remuneration policy will be implemented in 2014 are set out in detail in the Annual Statement on Remuneration on pages 88 to 104.

2013 Annual Bonus Awards

Turning now to 2013, the bonus awards for 2013 were 29.7% of maximum (35.6% of salary) for Irish Directors and 71% of maximum (95% of salary) for Mark Towe, Chief Executive, Oldcastle, Inc., the holding company for CRH’s Americas operations. As 2013 bonus levels for the Irish Directors were less than target performance, the payment is entirely in cash. The percentage of Mark Towe’s

Guiding Principles for Review of Remuneration Framework	Table 1
Continued alignment with strategy; our remuneration policy should incentivise executives to deliver on long-term strategic goals	Increased shareholder alignment by extending reward horizons
Simplification of CRH’s remuneration framework to improve the line of sight for participants and to increase clarity for shareholders	Reflect best practice requirements while being flexible and responsive to evolving business needs throughout the economic cycle

86 CRH

Directors’ Remuneration Report | continued

bonus in excess of target will be deferred for three years.

As can be seen from the key financial figures on page 7, 2013 turned out to be a much more challenging year than anticipated in our European operations. However there was strong discipline in relation to cash management, which resulted in net debt remaining broadly in line with 2012 despite a total spend of €1.2 billion on acquisitions, investments and capital expenditure. This resulted in a payout under the cash flow component.

The award made to Mark Towe reflected the improvements in the performance of the Group’s operations in the United States, which saw like-for-like sales up 5% in the second half of the year and improved EBITDA (as defined)* margins in all three Americas segments (Materials, Products and Distribution).

There was also a payout for each Director under the personal component of the plan, reflecting achievements in a range of areas relevant to the individuals.

Further details in relation to the annual bonus plan for 2013 are set out on pages 92 to 94.

Vesting of Long-Term Incentives

2011 Performance Share Plan Award

In respect of the award made in 2011 under the 2006 Performance Share Plan, which was subject to relative TSR performance in the three year period to 31 December 2013, the Remuneration Committee determined in February 2014 that 49% of the award had vested. The Company’s TSR performance over the period was between median and upper quartile when assessed against both the Eurofirst 300 Index and the building materials sector (as set out in table 15 on page 95).

2011 Share Option Award

The grant of options in 2011 under the 2010 Scheme did not meet the three year Earnings Per Share (EPS) performance criteria and, accordingly, the options will lapse in April 2014.

2009 Chief Executive Long-Term Incentive Plan

The payout level under Myles Lee’s five year Chief Executive Long-Term Incentive Plan (the “2009 CEO LTIP”) was €778,127, which represents 33.7% of the potential opportunity of

€2.3 million under the 2009 CEO LTIP. This payout reflects above-median TSR performance against our peers and strong progress against strategic objectives, in particular, cost reduction, cash generation and portfolio development. Details of the components of the 2009 CEO LTIP and the payout level are set out on pages 95 to 97.

Goodwill Impairment/Long-Term Incentives

As indicated in the 2013 November Interim Management Statement (the “IMS”), a detailed assessment of the Group’s portfolio was commenced in the latter part of 2013 to identify and focus on the businesses which offer the most attractive future returns for our shareholders. The purpose of the review was to look at how CRH can drive returns and growth in the coming years. The IMS advised that the review was likely to result in the decision to make disposals of non-core businesses which, together with the impact of the continuing difficult environment in Europe, could give rise to a non-cash impairment charge in our 2013 Consolidated Financial Statements. Having taken into account these disclosures in the IMS, and following discussion with the Group’s external advisors, the Committee determined that it was reasonable to conclude that the long-term incentives with a TSR performance period ending in December 2013 should vest.

Executive Directors’ Salaries

As part of the remuneration review, the Remuneration Committee also considered CRH’s executive Director salary levels. The Committee concluded that the salary for Maeve Carton, Finance Director, is currently positioned below the market level given her experience and ability in the role and, therefore, an increase to €675,000 to reflect her experience and performance was appropriate (with the increase to be implemented over two years, subject to continued individual and business performance).

The salary for the new Chief Executive, Albert Manifold, has been set at €1,200,000. The Committee believed it was appropriate for Albert to be appointed on broadly the same salary as the outgoing Chief Executive, rather than phasing the salary in over a number of years, given that the former

Chief Executive had received minor salary increases since 2009 and that there is no current intention to appoint a replacement as Chief Operating Officer.

Conclusion

I believe that the Remuneration Committee has implemented the Group’s existing policies in 2013 in an appropriate manner and has revised the remuneration structures for the Group, for 2014 onwards, in a progressive way using clear principles and introducing new best practice measures.

Our shareholders and other organisations involved in the remuneration consultation process invested a considerable amount of time and resources in reviewing the proposals and providing feedback to us. On behalf of the Remuneration Committee, I would like to thank them for their valuable contribution.

Overall, in finalising the revised remuneration structures and policies I believe we have responded in a fair and balanced way to the feedback we received and I would encourage all shareholders to vote in favour of each of the three remuneration-related resolutions to be put to the 2014 Annual General Meeting.

Dan O’Connor

Remuneration Committee Chairman

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 87

Directors’ Remuneration Report | continued

Annual Statement on Remuneration

The following sets out details of how CRH’s remuneration policy will operate for 2014, remuneration paid in respect of 2013, details of how the Remuneration Committee works and other areas of disclosure.

Remuneration Review

As referred to in the Committee Chairman’s Statement, a remuneration review was carried out during 2013 to ensure that remuneration arrangements remain aligned with strategy and shareholder value creation while reflecting best practice for companies with a primary listing on the London Stock Exchange. The key principles of the review and how the proposed changes align with these principles are summarised in table 2.

Based on the review, the Remuneration Committee drafted a revised remuneration structure for the Group. The Committee Chairman subsequently met with major shareholders, shareholder representative bodies and proxy agents to discuss the proposals. The feedback received during the meetings was taken into account during the process to finalise the revised incentive framework.

Final Incentive Framework

The final remuneration framework approved by the Committee and the changes from the existing policy are set out in table 4 on page 89.

Implementation of Remuneration Policy in 2014

*  Malus: A mechanism whereby the Remuneration Committee may decide not to release deferred share or performance share plan awards if an unusual event such as a material financial misstatement occurred, significant losses were incurred or the Company suffered significant reputational damage

The Group’s remuneration policy is set out in the Remuneration Policy Report on pages 105 to 116. Shareholders will be requested to approve the policy at the 2014 Annual General Meeting and it is intended that the policy will	be effective from that date. The following sections summarise how the Remuneration Committee intends to apply the remuneration policy for executive Directors in 2014.

2014 Salaries

Executive Directors salaries for 2014 will be as follows:

–  Chief Executive, Albert Manifold - €1,200,000;

–  Finance Director, Maeve Carton - €625,000, representing an increase of 9.7% (2013: €570,000); and

–  Chief Executive, Oldcastle, Inc., Mark Towe - US$1,377,000, representing an increase of 2% (2013: US$1,350,000).

The Committee believed it was appropriate for the salary for the new Chief Executive, Albert Manifold, to be at broadly the same salary as the outgoing Chief Executive, rather than phasing the salary in over a number of years. The rationale for this is that there is no current intention to appoint a replacement as Chief Operating Officer. In addition, since 2009, salary increases for his predecessor had been very limited (see table 3 for details of salary increases since 2009). The salary level is within the market competitive range for the breadth and complexity of the role and the Committee considers that this positioning is appropriate.

88 CRH

Directors’ Remuneration Report | continued

	Framework 2009-2013	Final Framework	Comments	Table 4
Annual Bonus	80% of award based on financial performance (profit, EPS growth, cash flow, return on net assets) 20% based on individual personal, safety and strategic goals	No changes proposed The Remuneration Committee has committed to increase the level of disclosure in relation to bonus payments in the Directors’ Remuneration Report	The Committee considered that metrics for the annual bonus plan remain appropriate, robust and challenging Table 12 on page 94 summarises the bonuses paid between 2009 and 2013
	Two-thirds of maximum bonus awarded for delivering target performance	50% of maximum bonus awarded for delivering target performance	The payout level for target performance is being reduced to better reflect typical market norms
	Maximum award size of: Irish-based Directors: 120% of salary US-based Director: 135% of salary	Maximum award size of 150% of salary for all executive Directors	The total remuneration opportunity is being re-balanced to better reflect typical market practice and to provide an increased incentive for significantly outperforming key annual targets
	Any bonus award greater than target performance deferred for three years	25% of all bonus awards deferred for three years	This provides a simpler and more consistent approach to bonus deferral The Remuneration Committee will look at increasing the level of deferral over time
No malus provisions

Malus provisions for deferred share awards to provide the ability to scale back awards prior to vesting in the event of material misstatement, serious reputational damage or the Company suffering serious losses

Best practice provision
Performance Share Plan	Vesting based on relative TSR performance against a sector peer group (50% of award) and the Eurofirst 300, a cross-sector index (50% of award). (2006 Performance Share Plan)	Vesting based: – 75% on TSR performance against sector peers; and – 25% on cumulative cash flow target. (2014 Performance Share Plan)	TSR incentivises management to outperform key peers Cumulative cash flow supports dividend delivery and business development activity
	3-year performance period No post-vesting holding period	3-year performance period Vested awards will be required to be held for a further 2 years post-vesting	The 2-year post-vesting holding period was introduced to increase shareholder alignment
	Annual award size of up to 150% of salary, with awards also being granted under the Share Option Plan (up to 150% of salary) and the CEO LTIP (see below)	Annual award size of: – CEO: 250% of salary; – Other executive Directors: 200% of salary; and – Awards in exceptional circumstances will be limited to 350% of base salary.	Award levels reflect the fact that no further awards will be granted under the Share Option Plan and the CEO LTIP
	No formal rules for operation of malus provisions	Malus provisions for unvested share awards (see above annual bonus section for circumstances in which it may operate)	Best practice provision
Share Option Scheme	Vesting based on performance against EPS growth targets	No further awards Award opportunity incorporated into the 2014 Performance Share Plan	The Committee decided to discontinue the use of the Share Option Scheme to simplify the reward structure
3-year performance period
Annual award size of 150% of salary
CEO Long-Term Incentive Plan	5-year cash LTIP Awards based on relative TSR, EPS growth and strategic development of the Group	No further awards Award opportunity incorporated into the 2014 Performance Share Plan	The Committee decided to discontinue the use of the CEO LTIP to simplify the reward structure
Maximum award of 40% of cumulative salary over the period

CRH 89

Directors’ Remuneration Report | continued

As part of the remuneration review the Committee considered the positioning of base salary of the other executive Directors and concluded that the base salary for the Finance Director is currently at the lower end of market practice. Maeve Carton was appointed to the role of Finance Director in May 2010 and since this time has performed very strongly. The Committee considers that the positioning of her salary does not reflect the scope and responsibilities of her role and her performance. The Committee, therefore, intends to rectify this by awarding her a salary increase to be spread over two years, with the second increment subject to continued individual and business performance.

The Committee has decided that Ms. Carton’s salary should be increased to €675,000 as follows:

2014	increase to €625,000 (+9.7%)
2015	increase to €675,000 (+8%)

2014 Benefits

Employment-related benefits include the use of a company car, medical/life assurance (which in the case of the Chief Executive extends to his spouse and dependent children) and the reimbursement of legal fees incurred by the Chief Executive in connection with his service agreement, and the payment of related income tax.

2014 Annual Bonus Plan

The 2014 Annual Bonus Plan will be operated in line with the revised remuneration structure outlined in table 4. In terms of the relative weighting of the components of the plan, the Committee will increase the focus on return on net assets, which will lead to a corresponding reduction in the percentage of the plan which is linked to EPS. This reflects the Group’s focus for 2014, and the period ahead, which is on building returns and margins. The targets themselves are considered by the Board to be commercially sensitive.

2014 Performance Share Plan Award

If approved by shareholders at the Annual General Meeting to be held on 7 May 2014, awards will be made under the 2014 Performance Share Plan (the “2014 PSP”) on the basis set out below. 75% of each award will be subject to a Total Shareholder Return (TSR) performance measure, with performance being measured against sector peers (see table 5). The vesting schedule is shown in table 6. The Committee believes that, for a cyclical business such as CRH, TSR is the most appropriate performance measure at present and is a key measure of the value generated for shareholders.

The TSR performance measure will be subject to a financial underpin. When determining vesting under the 2014 PSP the Committee will review whether the TSR performance has been impacted by unusual events and whether it is, therefore, an appropriate reflection of underlying performance. In addition, the Committee will consider EPS performance in the period to ensure that TSR performance was consistent with the objectives of the performance criteria and had not been distorted by extraneous factors.

The remaining 25% of each award will be subject to a cumulative cash flow metric. This Group financial measure supports dividend delivery, development activity and, in the context of the portfolio review announced in November 2013, provides an emphasis on asset/business disposals. The cash flow target will be based on a cumulative adjusted cash flow figure over three financial years (2014 – 2016). The definition of cash flow will be adjusted to exclude:

–	dividends to shareholders;

–	acquisition/investment expenditure;

–	share issues (scrip dividend, share options, other);

–	financing cash flows (new loans/ repayments);

–	back funding pension payments; and

–	foreign exchange translation.

The Remuneration Committee considers that it is appropriate to make these adjustments in order to remove items that do not reflect the quality of management’s operational performance, or are largely outside of management control. This will ensure that management remains incentivised to make decisions which are in the best long-term interests of the business and shareholders.

The cumulative adjusted cash flow target for awards made in 2014 will be as shown on table 7.

The adjusted cash flow target is set taking into account the Company’s five year plan and market expectations. The Remuneration Committee considers the cash flow targets to be demanding with significant stretch ensuring that only exceptional performance will result in a maximum payout.

A detailed summary of the provisions of the 2014 PSP will be included in a circular to be sent to shareholders with the Notice of the 2014 Annual General Meeting.

Pensions

There is no change to the pension arrangements for 2014. Maeve Carton and Albert Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary1 for each year of pensionable service and is designed to provide two-thirds of career average salary2 at retirement for full service. There is provision for Ms. Carton and Mr. Manifold to retire at 60 years of age. If either Ms. Carton or Mr. Manifold leave service prior to Normal Retirement Age they will become entitled to a deferred pension, payable from Normal Retirement Age, based on the pension they have accrued to their date of leaving.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million and reduced further to €2 million by the Finance (No. 2) Act 2013) or the value of individual accrued pension entitlements as at 7 December 2005. As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement, by accepting pension benefits limited by the cap, with a similar overall cost to the Group. Ms. Carton and Mr. Manifold chose to opt for the alternative arrangement which involved capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. Based on his salary with effect from 1 January 2014, the Group’s actuaries have estimated that the payment to Mr. Manifold will be in the range of 45% to 50% of his base salary.

The defined benefit scheme in which executive Directors participate is closed to new entrants.

Mr. Towe participates in a defined contribution retirement plan in respect of basic salary; and in addition he participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP), also in respect of basic salary, to which contributions are made at an agreed rate (20%), offset by contributions made to the other retirement plan.

[1]	Pensionable salary is defined as basic annual salary and excludes any fluctuating emoluments.
[2]	With effect from 1 January 2012.

90 CRH

Directors’ Remuneration Report | continued

Peer Group for TSR Performance Metric for 2014 Performance Share Plan Award			Table 5

Boral	Italcementi	Titan Cement
Buzzi Unicem	Kingspan Group	Travis Perkins
Cemex	Lafarge	Vulcan Materials
Grafton Group	Martin Marietta Materials	Weinerberger
Heidelberg Cement	Saint Gobain	Wolseley
Holcim

2014 Performance Share Plan Metrics (75% of Award)		Table 6
3-year TSR* performance compared to peer group	Vesting level

Equal to or greater than 75th percentile	100%
Between 50th and 75th percentile	Straight line between 25% and 100%
Equal to 50th percentile	25%
Below 50th percentile	0%

*  The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

Cumulative Cash Flow in 2014 - 2016 (25% of award)	Vesting Level	Table 7

Equal to or greater than €3.5bn	100%
Between €2.9bn and €3.5bn	Straight line between 25% and 100%
Equal to €2.9bn	25%
Below €2.9bn	0%

CRH 91

Directors’ Remuneration Report | continued

Remuneration received by executive Directors in respect of 2013

Details of Directors’ remuneration charged against profit in the year are given in table 37 in the Other Disclosures section. Details of individual remuneration for executive Directors for the year ended 31 December 2013, including explanatory notes, are given in table 8.

Basic Salary and Benefits

The Remuneration Committee reviewed salary levels in early 2013 and determined that salary increases for executive Directors in the range of 2.6% to 3.8% were appropriate. The increases, which were effective from 1 January 2013, were in line with general trends in CRH operations around the world.

Employment-related benefits include the use of company cars and medical/life assurance. In 2013, the monetary value of benefits ranged from €13,000 to €59,000.

2013 Annual Bonus Plan

The structure of CRH’s Annual Bonus Plan, which applied between 2009 and 2013 inclusive, is set out in table 9.

Table 10 sets out the bonus levels for 2013 in terms of each of the components of the plan.

As the 2013 bonus levels were less than target performance for Mr. Lee, Mr. Manifold and Ms. Carton, the payments are entirely in cash. The amount in excess of target for Mr. Towe (5.3% of salary being €53,874) will be deferred into shares to be held for three years.

The Remuneration Committee believes that the disclosure of the actual targets of the Annual Bonus Plan, either prospectively or retrospectively, would be commercially sensitive.

The background against which the Remuneration Committee set the targets for 2013, was the Board’s expectation for ongoing improvements in our businesses in the Americas and a stabilisation in the trading backdrop in our European operations, enabling the Group to achieve progress in 2013. As can be seen from the EPS outcome (before non-cash impairments) which reduced to 59.5c per share (-40%), 2013 turned out to be a much more challenging year than anticipated in our European operations. As a result, there was a 0% payout under the EPS

Individual Remuneration for the year ended 31 December 2013 (Audited)									Table 8

			Annual Bonus Plan		Long-	Retirement
	Basic salary and fees (a) € 000 2013	Benefits (b) € 000 2013	Cash element (c) € 000 2013	Deferred shares (c) € 000 2013	Term Incentives (d) € 000 2013	benefits expense (e) € 000 2013	Total € 000 2013	Total (f) € 000 2012	Total (f) € 000 2011

Executive Directors
M. Carton	570	13	203	-	373	187	1,346	921	1,050
M. Lee	1,180	23	421	-	1,559	980	4,163	2,536	2,689
A. Manifold	825	31	294	-	551	290	1,991	1,385	1,537
M. Towe	1,016	59	915	54	604	203	2,851	1,983	1,543
	3,591	126	1,833	54	3,087	1,660	10,351	6,825	6,819

(a)      Basic Salary and Fees: Salary levels for executive Directors increased by between 2.6% and 3.8% in 2013, the first increases since 2009 for Irish-based Directors. The increases were in line with general trends in CRH operations around the world.

(b)      Benefits: For executive Directors these relate principally to the use of company cars and medical/life assurance.

(c)       Annual Bonus Plan: Under the executive Directors’ annual bonus plan for 2013, a bonus is payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2013 plan is set out on pages 92 and 93.

(d)      Long-Term Incentives: Amounts in the Long-Term Incentive column reflect the value of performance share awards made in 2011, which will vest on 26 February 2014; the vesting level is 49.11%. For the purposes of this table the value of the vesting has been estimated using a share price of €18.08, being the three month average share price to 31 December 2013. The structure of the 2006 Performance Share Plan is set out on page 94. For Mr. Lee the amount also reflects the outcome of the 2009 Chief Executive Long-Term Incentive Plan (€778,127), the structure of which is set out on page 97. The share options granted in 2011 will lapse.

(e)      Retirement Benefits Expense: The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. This cap was further reduced by the Irish Finance Act 2011 to €2.3 million and, by the Finance (No. 2) Act 2013, to €2 million. As a result of these legislative changes, the Remuneration Committee has decided that executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement, by accepting pension benefits limited by the cap, with a similar overall cost to the Group. Maeve Carton, Myles Lee and Albert Manifold chose to opt for the alternative arrangement which involved capping their pensions in line with the provisions of the Finance Acts and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2013 the compensation allowances amount to €980,000 (2012: €980,000) for Myles Lee; €290,190 (2012: €288,117) for Albert Manifold and €187,141 (2012: €174,931) for Maeve Carton.

(f)        Long-term incentive awards, with a performance period which ended in 2012, lapsed.

92 CRH

Directors’ Remuneration Report | continued

metric. Also, Group RONA performance reduced to under 6% and, therefore, was below a level which would have resulted in a payout.

The cash flow outcome reflected strong discipline in relation to cash management, which resulted in net debt remaining broadly in line with 2012 despite a total spend of €1.2 billion on acquisitions, investments and capital expenditure. The payout level was 52% of maximum for the cash flow element.

There was a higher level of cash flow payout for Mr. Towe, who also received a payment in relation to Oldcastle’s profit level for the year, where the outcome was 70% of maximum. Mr. Towe’s other targets were based on performance in the Americas Divisions. Overall, Mr. Towe’s bonus payout reflected the improvements in the performance of the Group’s operations in the Americas which represent 60.5% of Group EBITDA (as defined)* and which saw like-for-like sales up 5% in the second half of the year and improved EBITDA (as defined)* margins in all three Americas segments (Materials, Products and Distribution).

The payouts in relation to the personal components reflect achievements in a range of areas such as shown in table 11.

Payout levels under the Annual Bonus Plan between 2009 and 2013 are shown in table 12.

2013 Annual Bonus Components and Payout Levels	Table 10

	M. Lee % of Salary			A. Manifold % of Salary			M. Carton % of Salary			M. Towe % of Salary

Component	Target	Max	Payout	Target	Max	Payout	Target	Max	Payout	Target	Max	Payout
CRH EPS	35.0	52.5	-	35.0	52.5	-	35.0	52.5	-	20.0	30.0	-
CRH Cash Flow	20.0	30.0	15.6	20.0	30.0	15.6	20.0	30.0	15.6	-	-	-
CRH RONA	10.0	15.0	-	10.0	15.0	-	10.0	15.0	-	-	-	-
Oldcastle* Group PBIT**	-	-	-	-	-	-	-	-	-	25.0	37.5	35.0
Oldcastle* Cash Flow	-	-	-	-	-	-	-	-	-	20.0	30.0	27.8
Oldcastle* RONA	-	-	-	-	-	-	-	-	-	10.0	15.0	14.0
Personal/Strategic	15.0	22.5	20.0	15.0	22.5	20.0	15.0	22.5	20.0	15.0	22.5	18.5
	80.0	120.0	35.6	80.0	120.0	35.6	80.0	120.0	35.6	90.0	135.0	95.3

* Oldcastle is the holding company for the Group’s operations in the Americas ** PBIT is defined as earnings before interest and taxes

Directors	Strong delivery in relation to:	Table 11

M. Lee/A. Manifold

Senior executive team performance and succession; fundamental re-evaluation of the Group’s development strategy; ongoing progress in relation to cost reduction and capital expenditure management; effective, clear and consistent investor engagement and communications; and ongoing progress in relation to operational excellence, health & safety initiatives and personal development objectives.

M. Carton

Restructuring of Finance organisation; co-ordination of debt and equity investor programmes; successful completion of two bond issues in 2013 at the lowest ever coupons obtained by the Group; continued progress in the programme to mitigate the Group’s defined benefit pension liabilities; review of the organisation of the Group’s IT infrastructure.

M. Towe

Significant input into the Group’s talent management process; leadership and direction for operational excellence and health & safety initiatives in the Americas; continued delivery in relation to acquisitions and the flow of development opportunities.

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 93

Directors’ Remuneration Report | continued

2006 Performance Share Plan

The Performance Share Plan (the “2006 PSP”), which was approved by shareholders in May 2006, is tied to Total Shareholder Return (TSR) over a three-year performance period. Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index as summarised in table 15.

The performance criteria for the 2006 PSP are set out in table 16. Participants are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until the shares vest.

The rules of the 2006 PSP provide that no award, or portion of an award, which has satisfied the TSR performance criteria should be released unless the Remuneration Committee has confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

In respect of the award made in 2011, in February 2014, the Remuneration Committee determined that 49% of the award had vested. The Company’s TSR performance, which was reviewed by the Remuneration Committee’s remuneration consultants, was between the 50th and the 75th percentiles when assessed against both the Eurofirst 300 Index and the building materials sector. Prior to making its vesting determination in each case, the Remuneration Committee satisfied itself that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors.

For the purpose of the remuneration single figure calculation (see total column in table 8), awards have been valued based on the three-month average share price to 31 December 2013 of €18.08.

During 2013, the Remuneration Committee determined that 0% of the award made under the 2006 PSP in 2010 had vested. Accordingly, the award lapsed in full.

Details of outstanding awards to Directors under the 2006 PSP are provided in table 25. Outstanding awards are subject to the performance conditions outlined in table 16. The 2006 PSP currently has 166 active participants.

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of the current Earnings Per Share (EPS) based share option scheme (the “2010 Scheme”). Options were granted at the market price of the Company’s shares at the time of grant. The vesting period for options is three years, with vesting only occurring once an initial EPS performance target has been reached. Awards under the 2010 Scheme were limited to 150% of salary.

The performance criteria for the 2010 Scheme were agreed with the Irish Association of Investment Managers (the “IAIM”) and are set out in table 17. The performance targets were designed to provide for proportionately more vesting for higher levels of EPS growth.

Vesting levels are subject to any reduction which the Remuneration Committee deems appropriate in the context of the overall results of the Group.

The initial grant of options under the 2010 Scheme made in 2010 did not meet the EPS performance criteria set out in table 17 and, accordingly, the options lapsed on the third anniversary of the date of grant. Similarly, the grant made in 2011 will lapse in full in April 2014.

Details of awards to Directors under the 2010 Scheme are provided in tables 26 and 27.

The Remuneration Committee has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the 2010 Scheme.

94 CRH

Directors’ Remuneration Report | continued

Peer Group used to assess TSR performance for the 2006 PSP Award made in 2011			Table 14

Boral	Home Depot	Titan Cement
Buzzi Unicem	Italcementi	Travis Perkins
Cemex	Kingspan Group	Vulcan Materials
Grafton Group	Lafarge	Wienerberger
Heidelberg Cement	Martin Marietta Materials	Wolseley
Holcim	Saint Gobain
The above peer group also applied to the award made in 2010, which had a 0% vesting

TSR Performance Test for the 2006 PSP Award made in 2011	Table 15

Peer Group Test (below)	Eurofirst 300 Index Test	Total to Vest/Lapse in 2014

TSR performance 2011-2013: Between 50th and 75th percentile	TSR performance 2011-2013: Between 50th and 75th percentile
- 32.87% vested	- 16.24% vested	Vested: 49.11%
- 17.13% lapsed	- 33.76% lapsed	Lapsed: 50.89%

2006 Performance Share Plan Metrics		Table 16
3-year TSR* performance compared to peer group/Eurofirst 300 index	Vesting level

Equal to or greater than 75th percentile	100%
Between 50th and 75th percentile	Straight line between 30% and 100%
Equal to 50th percentile	30%
Below 50th percentile	0%

*  The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the closing price on the last day before the start of the performance period and the final day of the performance period respectively.

2010 Share Option Scheme Metrics		Table 17
Compound EPS* Growth Performance over three years
Awarded in 2010 & 2011	Awarded in 2012 & 2013	Vesting Level
Equal to or greater than 27.5% p.a.	Equal to or greater than 20% p.a.	100%
Between 17.5% and 27.5% p.a.	Between 13% and 20% p.a.	Straight line between 40% and 100%
Between 12.5% and 17.5% p.a.	Between 10% and 13% p.a.	Straight line between 20% and 40%
Equal to 12.5% p.a.	Equal to 10% p.a.	20%
Less than 12.5% p.a.	Less than 10% p.a.	0%

*  The EPS figure used for the purposes of the 2010 Scheme is the basic consolidated earnings per share of the Company for the accounting period concerned as shown in the annual report issued by the Company for that accounting period.

2000 Share Option Scheme

At the Annual General Meeting held in 2000, shareholders approved the introduction of a share option scheme (the 2000 Scheme). This scheme was superceded by the 2010 Scheme referred to above. No awards have been made under the 2000 Scheme since 2009. The performance criteria for the 2000 Scheme are set out in the notes to table 27.

Retirement Benefit Expense

Mr. Lee, Mr. Manifold and Ms. Carton participate in a defined benefit pension scheme up to the pension cap.

There was, therefore, no additional accrual in the year. They received a cash pension supplement, which is detailed in table 8. Mr. Towe received a contribution of 20% of base salary into this pension.

Details regarding pension entitlements for the executive Directors are set out in tables 18 and 19.

Former Chief Executive

Myles Lee retired as Chief Executive, and from the Board, on 31 December 2013. The treatment of his long-term incentive awards are dealt with below. Mr. Lee received a bonus in respect of performance to the end of 2013 as outlined above. He did not receive any payment in lieu of notice.

Outstanding Share Incentive Awards

Mr. Lee’s outstanding awards under the 2006 PSP, the 2010 Scheme and the 2000 Scheme are set out in tables 25 and 26 on pages 98 and 99. The Remuneration Committee has determined that the arrangements outlined in table 20 should apply in relation to those awards.

Chief Executive Long-Term Incentive Plan

Mr. Lee also participated in a long-term incentive plan (the “2009 CEO LTIP”), a cash award incorporating targets set for the five-year period 2009-2013.

The 2009 CEO LTIP, the structure of which was the same as for LTIPs put in place for previous CRH Chief Executives, and which incorporated challenging goals in respect of TSR by comparison with a peer group, growth in EPS and the strategic development of the Group is summarised in table 21.

The EPS target for the 2009 CEO LTIP was set at a time when it was difficult to foresee the full extent of the impact that the 2008 financial crisis would have on the Group’s markets. In this context, the Committee has determined that the EPS component had a 0% vesting, reflecting EPS performance in the period since 2009.

TSR performance was above the median compared to the sector peer group (listed in table 22) and, therefore, 17.7% of the awards vested.

As with the EPS targets, the strategic/ qualitative goals were set in early 2009 before the extent of the economic environment which prevailed throughout the period of the 2009 CEO LTIP was fully clear. The Group Chairman undertook a detailed review of the performance and achievements of the Chief Executive during the period in the context of those goals and the factors which had impacted the Group over the past five years, including:

–	the cost reduction measures to defend profitability (€2.4 billion), which resulted in significant organisational change over the past five years at regional and national level;

–	the strong focus on cash generation and dividend maintenance;

–	the initiation of the portfolio review process which laid much of the ground work for the review currently being carried out by the new Chief Executive;

–	the focussed and selective approach to development activity involving a cumulative spend since 2009 of €2.9 billion;

–	significant progress in building up CRH’s

CRH 95

Directors’ Remuneration Report | continued

Pension Entitlements - Defined Benefit (Audited)			Table 18

	Increase in accrued personal pension during 2013 (i) € 000	Transfer value of increase in dependents’ pension (i) € 000	Total accrued personal pension at year-end (ii) € 000
Executive Directors
M. Lee	-	-	267
A. Manifold	-	46	273
M. Carton	-	19	266

(i)      As noted on page 92, the pensions of Myles Lee, Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependents’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2013 in the event of these Directors leaving service.

(ii)     The accrued pensions shown are those which would be payable annually from normal retirement date, except in the case of Myles Lee whose pension is payable from 31 December 2013. Myles Lee reached his normal retirement age date on 3 May 2013 and opted to commute in part his pension for a lump sum of €575,000. He deferred payment of his pension until 31 December 2013.

Pension Entitlements - Defined Contribution (Audited)					Table 19
The accumulated liablilities related to the unfunded Supplemental Executive Retirement Plans for Mark Towe are as follows:
	As at 31 December 2012 € 000	2013 Contribution € 000	2013 Notional interest €000	Translation adjustment € 000	As at 31 December 2013 € 000
			(iii)
Executive Director
M. Towe	1,731	191	85	(84)	1,923

(iii)     Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.

Outstanding Share Incentive Awards - Former Chief Executive		Table 20
Treatment of Outstanding Awards
2010 Share Option Scheme

–     2011 award lapses in full (see commentary above)

–     2012 award subject to performance in respect of period 2012 – 2014 to be measured at the normal time; award will be pro-rated for time

–     No award granted in 2013

2006 Performance Share Plan

–     2011 award will vest based on performance to 31 December 2013; determined to be at 49% of maximum (see commentary above)

–     2012 award subject to performance in respect of period 2012 – 2014 to be measured at the normal time; award will be pro-rated for time

–     No award granted in 2013

2000 Share Option Scheme

–     Vested awards must be exercised within 12 months of retirement, i.e. by 31 December 2014, or the expiry date of the option if earlier

–     Unvested awards will remain subject to performance and may be exercised for 12 months from vesting organisation structure in China and India and the establishment of CRH’s Asia headquarters in Singapore;

–	the upgrading of the Group’s talent management structures; and

–	mentoring, guiding and supporting executives who have transitioned to the most senior roles in the organisation.

The Remuneration Committee considered the report and determined that the appropriate payout for the strategic component was 16% out of a maximum of 20%.

This results in an overall payout level of 33.7% and earnings under the 2009 CEO LTIP of €778,127.

The payment under the 2009 CEO LTIP, which will be made in 2014, will be made in cash and is not pensionable.

Consultancy Agreement

At the request of the current Chief Executive, the outgoing Chief Executive, Myles Lee, has entered into an agreement to provide consultancy services to the Group, for a maximum of 40 days per year at a rate of €2,500 per day. As a result, the Group will retain access to Mr. Lee’s significant knowledge of the industry and he will, when required, provide support to the Chief Executive.

Directors’ Interests in Shares and Share Scheme Awards

Share Scheme Awards

A summary of share scheme awards made to executive Directors in 2013 are set out in table 24. Details of outstanding performance share awards and share options held by executive Directors are shown in tables 25 and 26.

Shareholding Guidelines for Executive Directors

The Remuneration Committee adopted a policy in 2013 whereby executive Directors are required to build up (and maintain), within five years of appointment, a minimum holding in CRH shares which is equivalent to one times basic salary. For existing executive Directors this level must be achieved by 31 December 2015, unless the executive Director has a significant change in role which results in a step change in salary, in which case the one times salary level must be achieved within five years of the change.

Mr. Manifold’s shareholding as at 31 December 2013 was 0.85 times his salary as Chief Operating Officer. As Chief Executive, based on his new salary, his holding fell to 0.6 times his salary on 1 January 2014. Mr. Manifold will be required to meet the shareholding guideline by 31 December 2017.

The current shareholdings of executive Directors as a multiple of 2014 salary is shown in table 23.

96 CRH

Directors’ Remuneration Report | continued

* Peer Group used to assess TSR Performance for 2009 CEO LTIP		Table 22
Cemex	Italcementi	Titan Cement
Ciments Français	Lafarge	Vulcan Materials
Eagle Materials	Martin Marietta Materials	Wienerberger
Holcim	Saint Gobain	Wolseley

As part of the remuneration review carried out in 2013, the Remuneration Committee considered whether the shareholding level should be increased, particularly in relation to the Chief Executive role. The Remuneration Committee concluded that, as the guidelines were only recently introduced, it was not appropriate to increase the requirement at this time. However, the Committee will look to increase shareholding guidelines in the future as the Chief Executive builds on his existing holding.

Shareholdings of Directors and Company Secretary as at 31 December 2013

Shareholdings of the Directors and Company Secretary as at 31 December 2013 are shown in table 28.

CRH 97

Directors’ Remuneration Report | continued

Summary of Scheme Interests Granted in 2013							Table 24
Directors	Scheme	Basis of award (% of salary)	Number of shares	Face value	Exercise price	Percentage vesting at threshold performance (% of maximum)	Performance period end date
	2006 PSP
	(conditional shares)	141%	72,000	€ 1,165,680	n/a	30%	31-Dec-15
A. Manifold
	2010 Share Option
	Plan (market value options)	132%	67,500	€ 1,092,825	€ 16.19	20%	31-Dec-15
	2006 PSP
	(conditional shares)	142%	50,000	€ 809,500	n/a	30%	31-Dec-15
M. Carton
	2010 Share Option
	Plan (market value options)	133%	47,000	€ 760,930	€ 16.19	20%	31-Dec-15
	2006 PSP
	(conditional shares)	143%	90,000	€ 1,457,100	n/a	30%	31-Dec-15
M. Towe
	2010 Share Option
	Plan (market value	135%	85,000	€1,376,150	€16.19	20%	31-Dec-15
	options)

Directors’ Awards under the 2006 Performance Share Plan (i) (Audited)								Table 25
								Market
	31 December	Granted in	Released in	Lapsed in	31 December	Performance	Release	Price in euro
	2012	2013	2013 (ii)	2013 (ii)	2013	Period	Date	on award

M. Carton	10,000	-	-	10,000	-	01/01/10 - 31/12/12		18.51
	42,000	-	-	-	42,000	01/01/11 - 31/12/13	February 2014	16.52
	50,000	-	-	-	50,000	01/01/12 - 31/12/14	February 2015	15.19
	-	50,000	-	-	50,000	01/01/13 - 31/12/15	February 2016	16.19
	102,000	50,000	-	10,000	142,000

M. Lee	75,000	-	-	75,000	-	01/01/10 - 31/12/12		18.51
	88,000	-	-	-	88,000	01/01/11 - 31/12/13	February 2014	16.52
	100,000	-	-	-	100,000	01/01/12 - 31/12/14	February 2015	15.19
	263,000	-	-	75,000	188,000

A. Manifold	55,000	-	-	55,000	-	01/01/10 - 31/12/12		18.51
	62,000	-	-	-	62,000	01/01/11 - 31/12/13	February 2014	16.52
	70,000	-	-	-	70,000	01/01/12 - 31/12/14	February 2015	15.19
	-	72,000	-	-	72,000	01/01/13 - 31/12/15	February 2016	16.19
	187,000	72,000	-	55,000	204,000

M. Towe	60,000	-	-	60,000	-	01/01/10 - 31/12/12		18.51
	68,000	-	-	-	68,000	01/01/11 - 31/12/13	February 2014	16.52
	90,000	-	-	-	90,000	01/01/12 - 31/12/14	February 2015	15.19
	-	90,000	-	-	90,000	01/01/13 - 31/12/15	February 2016	16.19
	218,000	90,000	-	60,000	248,000

(i)    Performance Share Plan: This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in February 2014, February 2015 and February 2016 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on page 94.

(ii) In 2013, the Remuneration Committee determined that none of the 2010 award had vested and accordingly the awards lapsed.

98 CRH

Directors’ Remuneration Report | continued

Directors’ Share Options (Audited)										Table 26
Details of movements on outstanding options and those exercised during the year are set out in the table below
								Weighted	Options exercised during 2013
	31 December 2012	Granted in 2013	Lapsed in 2013	Exercised in 2013	31 December 2013			average option price at 31 December 2013	Weighted average exercise price	Weighted average market price at date of exercise

								€	€	€

M. Carton	55,831	-	-	-	55,831	(a	)	25.75	-	-
	24,398	-	-	11,090	13,308	(b	)	15.07	11.86	17.08
	127,500	47,000	35,000	-	139,500	(c	)	15.89	-	-
	1,752	-	1,752	-	-	(d	)	-	-	-
M. Lee	308,435	-	-	23,270	285,165	(a	)	20.19	11.86	16.62
	83,175	-	-	44,360	38,815	(b	)	15.07	11.86	16.62
	275,000	-	85,000	-	190,000	(c	)	15.75	-	-
	1,752	-	1,752	-	-	(d	)	-	-	-
A. Manifold	166,445	-	-	-	166,445	(a	)	21.97	-	-
	33,270	-	-	16,635	16,635	(b	)	15.07	11.86	16.62
	192,500	67,500	60,000	-	200,000	(c	)	15.90	-	-
	2,236	-	-	-	2,236	(e	)	13.64	-	-
M. Towe	160,806	-	-	5,381	155,425	(a	)	23.05	15.09	17.43
	49,905	-	-	-	49,905	(b	)	15.09	-	-
	230,000	85,000	70,000	-	245,000	(c	)	15.88	-	-
	1,713,005	199,500	253,504	100,736	1,558,265

Options by Price (Audited)									Table 27

	31 December	Granted in	Lapsed in	Exercised in	31 December			Earliest
	€2012	2013	2013	2013	2013			exercise date	Expiry date

11.8573	23,270	-	-	23,270	-	(a	)
11.8573	72,085	-	-	72,085	-	(b	)
15.0674	38,815	-	-	-	38,815	(a	)	February 2014	April 2014
15.0674	68,758	-	-	-	68,758	(b	)		April 2014
15.0854	27,725	-	-	5,381	22,344	(a	)	February 2014	April 2014
15.0854	49,905	-	-	-	49,905	(b	)		April 2014
18.7463	72,085	-	-	-	72,085	(a	)	February 2014	April 2015
18.8545	27,725	-	-	-	27,725	(a	)	February 2014	April 2015
26.1493	105,355	-	-	-	105,355	(a	)		April 2016
29.4855	86,502	-	-	-	86,502	(a	)		April 2017
29.8643	36,043	-	-	-	36,043	(a	)		April 2017
21.5235	143,997	-	-	-	143,997	(a	)		April 2018
16.58	130,000	-	-	-	130,000	(a	)		April 2019
18.39	250,000	-	250,000	-	-	(c	)
16.38	265,000	-	-	-	265,000	(c	)		April 2021
15.19	310,000	-	-	-	310,000	(c	)		April 2022
16.19	-	199,500	-	-	199,500	(c	)		April 2023
18.3946	3,504	-	3,504	-	-	(d	)
13.64	2,236	-	-	-	2,236	(e	)	August 2017	January 2018
	1,713,005	199,500	253,504	100,736	1,558,265

The market price of the Company’s shares at 31 December 2013 was €18.30 and the range during 2013 was €14.68 to €19.30.

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

       The performance criteria are set out in table 17 on page 95.

(d)   Granted under the 2000 Savings-related Share Option Scheme.

(e)   Granted under the 2010 Savings-related Share Option Scheme.

CRH 99

Directors’ Remuneration Report | continued

Directors’ Interests in Share Capital					Table 28

The interests of the Directors and Company Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below.
The Directors and Company Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares	7 March 2014		31 December 2013		31 December 2012

Directors
E.J. Bärtschi	25,200		7,200		2,000
M. Carton	81,322		60,100		45,654
W.P. Egan	16,112		16,112		16,112
- Non-beneficial	12,000		12,000		12,000
U-H. Felcht	1,285		1,285		1,285
N. Hartery	1,430		1,430		1,389
J.M. de Jong	15,868		15,868		15,288
J.W. Kennedy	1,049		1,049		1,009
D.A. McGovern, Jr.	4,000		4,000		4,000	[1]
H.A. McSharry	3,789		3,789		3,676
A. Manifold	53,842		38,981		34,934
D.N. O’Connor	16,915		16,915		16,416
H.Th. Rottinghuis[4]	15,000		-	[1]	-
M. Towe	115,511	[3]	77,117		69,628	[2]

Secretary
N. Colgan	12,835		10,836		10,747
	376,158		266,682		234,138

Of the above holdings, the following are held in the form of American Depository Receipts:
	7 March		31 December		31 December
	2014		2013		2012

W.P. Egan	15,000		15,000		15,000
- Non-beneficial	12,000		12,000		12,000
D.A. McGovern, Jr.	4,000		4,000		4,000	[1]

[1] Holding as at date of appointment.

[2]      Prior year balance adjusted to exclude 3,397 American Depository Shares held in a 401(K)(pension) plan as those shares constitute an asset of the pension plan and do not form part of Mr. Towe’s interests in CRH.

[3] Excluding the award of 2,561 Deferred Shares in March 2014. See page 92 for more details. [4] Mr. H. Rottinghuis became a Director on 18 February 2014.

100 CRH

Directors’ Remuneration Report | continued

Non-executive Directors

Remuneration Policy for 2014

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. In determining the remuneration, the Board receives recommendations from a committee of the Chairman and the executive Directors. The Remuneration Committee determines the remuneration of the Chairman within the framework or broad policy agreed with the Board.

Fees for the non-executive Directors and the Chairman were reviewed during 2013. It was concluded that CRH’s fees are competitively positioned at present and should remain unchanged in 2014.

Fees for 2014 are set out in table 29.

Remuneration Paid in 2013

Remuneration paid to non-executive Directors in 2013 is set out in table 30.

Non-executive Director Fee Structure		Table 29
Role	Amount
Group Chairman (including non-executive Director salary and fees for committee work)	€450,000
Non-executive Director (basic salary and fees for committee work)	€90,000
Additional fees:

Senior Independent Director/Remuneration Committee Chairman*	€34,000
Audit Committee Chairman	€34,000
Fee for Europe-based non-executive Directors	€15,000
Fee for US-based non-executive Directors	€30,000

* If the roles of Senior Independent Director and Remuneration Committee Chair are not combined, fees of €25,000 and €15,000 apply respectively

Individual Remuneration for the year ended 31 December 2013 (Audited)						Table 30

	Basic salary		Other
	and fees	Benefits	remuneration
	(a)	(b)	(c)	Total	Total	Total
	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000
	2013	2013	2013	2013	2012	2011

Non-executive Directors
E.J. Bärtschi	68	-	48	116	105	15
W.P. Egan	68	-	52	120	120	120
U-H. Felcht	68	-	37	105	105	105
N. Hartery (d)	68	23	382	473	305	124
J.M. de Jong	68	-	60	128	139	139
J.W. Kennedy	68	-	37	105	105	105
D.A. McGovern Jr. (e)	34	-	26	60	-	-
K. McGowan (d)	-	-	-	-	145	405
H.A. McSharry (f)	68	-	22	90	77	-
D.N. O’Connor	68	-	56	124	112	90
J.M.C. O’Connor (g)	-	-	-	-	-	31
W.I. O’Mahony (g)	-	-	-	-	-	103
	578	23	720	1,321	1,213	1,237

(a)   Fee levels for non-executive Directors were unchanged in 2013.

(b)   Benefits: In the case of Nicky Hartery the amount reflects the reimbursement of travel expenses from his residence to his Chairman’s office in Dublin, which have been grossed up for Irish tax purposes.

(c)   Other Remuneration: Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland.

(d)   Nicky Hartery became Chairman on 9 May 2012 succeeding Kieran McGowan who retired as a non-executive Director on the same date.

(e)   Don McGovern became a Director on 1 July 2013.

(f)    Heather Ann McSharry became a Director on 22 February 2012.

(g)   Joyce O’Connor retired on 4 May 2011 while Liam O’Mahony retired on 31 December 2011.

CRH 101

Directors’ Remuneration Report | continued

Other Disclosures

Fees Paid to Former Directors

No payments have been made to former Directors in excess of the de minimis threshold of €20,000 per annum agreed by the Committee.

Executives’ External Appointments

Maeve Carton is a non-executive Director of the British and Irish Chamber of Commerce. Ms. Carton does not receive fees for carrying out this role.

Total Shareholder Return

The value at 31 December 2013 of €100 invested in 2003 and 2008 respectively, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in the graphs in tables 35 and 36.

Compound TSR growth since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 15.7%.

Remuneration Paid to Chief Executive in past five years

Table 32 shows the total remuneration paid to the Chief Executive in the period 2009 to 2013 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in each year.

The percentage increase in the Chief Executive’s salary in the period 2009 to 2013 is set out in table 3 on page 88.

The percentage change in the Chief Executive’s salary, benefits and bonus between 2012 and 2013 was as follows:

Salary	+2.6%
Benefits	0%
Bonus	+9.9%

The combined percentage change was +4.4%.

There was no change in the total average employment costs in respect of employees in the Group as a whole between 2012 and 2013.

Relative Importance of Spend on Pay

Table 33 sets out the amount paid by the Group in remuneration to employees compared to dividend distributions made to shareholders in 2012 and 2013. The average number of employees is set out in note 6 to the Consolidated Financial Statements on page 138.

The Remuneration Committee and Advisors

The non-executive Directors who were members of the Remuneration Committee during 2013 are identified on page 85. There have been no changes in the membership of the Remuneration Committee to date in 2014. The attendance record at Committee meetings is set out on page 80.

Work of Committee in period between February 2013 and February 2014

Between February 2013 and February 2014 the Remuneration Committee has met nine times. Table 31 sets out how the Remuneration Committee allocated its time in the last 12 months. An overview of the remuneration review process, which was a significant focus for the Committee during this period, and the outcome of the review, is set out in the Remuneration Review section in the Committee Chairman’s statement on page 86.

Risk Policies and Systems

During 2013, the Chairman of the Remuneration Committee reviewed with the Audit Committee the proposed changes to the Group’s remuneration structures, outlined in the Committee Chairman’s statement, from a risk perspective.

Remuneration Consultants

Prior to commencing work on the remuneration review, the Committee invited a number of leading experts to tender for the role of its remuneration advisor. Deloitte LLP was appointed. Deloitte are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. The Committee is comfortable that the advice provided by Deloitte is robust and independent and that the Deloitte engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence.

During 2013 and to date in 2014, Deloitte provided the following remuneration services:

–	analysis of CRH’s existing remuneration structures;

–	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

–	guidance and advice in relation to the development of revised remuneration proposals and support services in relation to the shareholder consultation process;

–	preparation of rules of share incentive plans for executive Directors and below-Board executives, and the rules of the bonus deferral plan;

–	analysis of TSR workings in respect of vesting tests for the 2009 Chief Executive Long-Term Incentive Plan and awards under the 2006 Performance Share Plan;

–	advice in relation to remuneration matters generally; and

–	attendance at Committee meetings, when required.

Deloitte also provide other consultancy services to the Company in relation to support for Internal Audit, when required, and in respect of talent management and human resources, taxation and sustainability.

In respect of work carried out by Deloitte on behalf of the Remuneration Committee in 2013, fees in the amount of €177,200 were incurred. Work in respect of the remuneration review was charged on the basis of fees agreed during the tender process. Additional work was based on time taken and expenses incurred.

Prior to the appointment of Deloitte, the Remuneration Committee’s advisor was Mercer.

2013 Annual General Meeting “Say on Pay” Vote

The voting outcome in respect of CRH’s “Say on Pay” resolutions since the introduction of the vote at the Annual General Meeting in 2010 is set out in table 34. The percentage of votes in favour at the 2013 Annual General Meeting was 97.8%, while the percentage of votes cast against the resolution was 2.2%. The number of votes withheld was 1,602,077 (0.2% of issued share capital). The total of votes in favour, against and withheld in respect of the 2013 “Say on Pay” resolution was 510,517,534 (70% of the shares in issue, excluding Treasury Shares).

As referred to in the Chairman’s introduction to the Corporate Governance Report on page 66, the Chairman and the Remuneration Committee Chairman met with a number of the Group’s major shareholders in advance of the 2013 Annual General Meeting. No issues of concern in relation to remuneration arose. As the voting was overwhelmingly in favour of the

102 CRH

Directors’ Remuneration Report | continued

“Say on Pay” resolution, following the meeting the Committee determined that there were no concerns with the Group’s remuneration structures that required investigation.

The factors which led to the remuneration review carried out following the 2013 Annual General Meeting are set out in the Committee Chairman’s statement on page 86.

*  Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 103

Directors’ Remuneration Report | continued

(i)	For the purposes of comparability, the FTSE100 Index has been converted to euro using the closing exchange rate at each year end.

Details of remuneration charged against profit in 2013

Directors’ Remuneration[1] (Audited)				Table 37

		2013	2012	2011
		€ 000	€ 000	€ 000

Notes
	Executive Directors
	Basic salary	3,591	3,512	3,398
	Performance-related incentive plan
	- cash element	1,833	1,540	1,559
	- deferred shares element	54	-	-
	Retirement benefits expense	1,660	1,645	1,727
	Benefits	126	128	135
		7,264	6,825	6,819

	Provision for Chief Executive Long-Term Incentive Plan[2]	(1,062)	460	460
	Total executive Directors’ remuneration	6,202	7,285	7,279

	Average number of executive Directors	4.00	4.00	4.00

	Non-executive Directors
	Fees	578	557	578
	Other remuneration	720	656	659
	Benefits	23	-	-
	Total non-executive Directors’ remuneration	1,321	1,213	1,237

	Average number of non-executive Directors	8.50	8.20	8.52

	Payments to former Directors[3]	23	29	47
	Total Directors’ remuneration	7,546	8,527	8,563

Notes to Directors’ remuneration

1       See analysis of 2013 remuneration by individual in tables 8 and 30.

2       As set out on page 95, former Chief Executive Myles Lee had a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary, amounting to a potential €2,312,000. As detailed on page 96, the actual earnings under this plan amount to €778,127, payment of which will be made in 2014. Annual provisions of 40% of basic salary were made in respect of this plan for the years 2009 through 2012 amounting in total to €1,840,000. The difference between the total provided for and the sum paid, which amounts to €1,061,873, is reflected as a reduction in the amount of total Directors’ remuneration for 2013.

3       Consulting and other fees paid to a number of former Directors.

104 CRH

Directors’ Remuneration Report | continued

Remuneration Policy Report

The following sets out the Group’s Directors’ Remuneration Policy (the “Policy”). As an Irish-incorporated company, CRH is not required to comply with section 439A of the UK Companies Act 2006 which requires UK companies to submit their remuneration policy to a binding shareholder vote. However, maintaining high levels of corporate governance is important to CRH and, therefore, the Company intends to submit this Policy to an advisory shareholder vote at the 2014 Annual General Meeting. The Committee’s intention is to operate within this Policy unless it is not practical to do so in exceptional circumstances. As an Irish-incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director. In the event there were to be such an inconsistency the Company may be obliged to honour any such right, notwithstanding it may be inconsistent with the Policy. This Policy will apply to payments made from the date of the 2014 Annual General Meeting.

The Remuneration Committee’s aim is to make sure that CRH’s pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets.

The Group’s remuneration structures are designed to drive performance and link rewards to responsibility and the individual contribution of executives. It is policy to grant participation in the Group’s performance-related plans to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The Policy, which is derived from the overall Group policy, is designed to:

–	help attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH;

–	properly reward and motivate executive Directors to perform in the long-term interest of the shareholders;

–	provide an appropriate blend of fixed and variable remuneration and short and long-term incentives for executive Directors;

–	complement CRH’s strategy of fostering entrepreneurship in its regional companies by rewarding the creation of shareholder value through organic and acquisitive growth;
–	reflect the spread of the Group’s operations so that remuneration packages in each geographical area are appropriate and competitive for that area; and

–	reflect the risk policies of the Group.

In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope and trends in executive remuneration generally, in each of the regions in which the Company operates. The Remuneration Committee also takes into account the EU Commission’s recommendations on remuneration in listed companies.

CRH 105

Directors’ Remuneration Report | continued

Policy table	Further details regarding the operation of the Policy for the 2014 financial year can be found on pages 88 to 91 of the Annual Statement on Remuneration
Fixed
Element	Base salary	Pension

Purpose and link to strategy	• Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets.

•    Pension arrangements provide competitive and appropriate retirement plans.

•    Given the long-term nature of the business, pension is an important part of the remuneration package to support creation of value and succession planning.

Operation

•    Base salaries are set by the Committee taking into account:

–   the size and scope of the executive Director’s role and responsibilities;

–   the individual’s skills, experience and performance;

–   salary levels at FTSE listed companies of a similar size and complexity to CRH and other international construction and building materials companies; and

–   pay and conditions elsewhere in the Group.

•    Base salary is normally reviewed annually with changes generally effective on 1 January, although the Committee may make an out-of-cycle increase if it considers it to be appropriate.

•    Irish-based executive Directors participate in a contributory defined benefit scheme.

•    The US-based executive Director participates in a defined contribution scheme and in an unfunded Supplemental Executive Retirement Plan (SERP).

•    The defined benefit scheme which the Directors participate in is closed to new entrants.

•    For new appointments to the Board, the Committee may determine that alternative pension provisions will operate (for example a defined contribution scheme or cash contribution). When determining pension arrangements for new appointments, the Committee will give regard to existing entitlements, the cost of the arrangements, market practice and the pension arrangements received elsewhere in the Group.

Maximum opportunity

•    Base salaries are set at a level which the Committee considers to be appropriate taking into consideration the factors outlined in the “operation” section.

•    While there is no maximum base salary, normally increases will be in line with the typical level of increase awarded to other employees in the Group but may be higher in certain circumstances. These circumstances may include:

–   where a new executive Director has been appointed at a lower salary, higher increases may be awarded over an initial period as the executive Director gains in experience and the salary is moved to what the Committee considers is an appropriate positioning;

–   where there has been a significant increase in the scope or responsibility of an executive Director’s role or where an individual has been internally promoted, higher salary increases may be awarded; and

–   where a larger increase is considered necessary to reflect significant changes in market practice.

•    The defined benefit pension is provided through an Irish Revenue approved retirement benefit scheme up until the pension cap established in the Finance Act 2006 (see details on page 90). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60th), with this tranche being revalued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date, a career-average revalued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Irish-based executive Directors receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances.

•    The US-based executive Director participates in a defined contribution retirement plan in respect of basic salary; and in addition he participates in an unfunded defined contribution SERP also in respect of basic salary, to which contributions are made at an agreed rate (20%), offset by contributions made to the other retirement plan.

Performance measures	n/a	n/a

106 CRH

Directors’ Remuneration Report | continued

Table 38

Benefits

• To provide a market-competitive level of benefits for executive Directors.

•    The Committee’s policy is to set benefit provision at an appropriate market competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based.

•    Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the Director and his/her family/life assurance.

•    In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated.

•    The Chief Executive, Oldcastle, Inc. also receives benefits in relation to club membership and short-term disability insurance.

•    Benefits may also be provided in respect of legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement.

•    The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so.

•    All-employee share schemes – executive Directors are eligible to participate in the Company’s all-employee share schemes on the same terms as other employees.

•    Relocation policy – Where executive Directors are required to relocate to take up their role, the Committee may determine that they should receive appropriate relocation and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice.

• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits.

n/a

CRH 107

Directors’ Remuneration Report | continued

Policy table continued
Performance-related pay
Element	Annual Bonus Plan

Purpose and link to strategy

•    The Annual Performance-related Incentive Plan is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation.

•    A Deferred Annual Performance-related Incentive Plan element links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with shareholders’ interests.

•    A ‘malus’ provision enables the Company to mitigate risk.

Operation

•    The Annual Performance-related Incentive Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee.

•    The annual bonus is paid in a mix of cash and shares (structured as a deferred share award).

•    For 2014:

–   75% of the bonus will be paid in cash; and

–   25% will be paid in shares.

•    In future years, the Committee may determine that a different balance between cash and shares is appropriate and adjust the relevant payments accordingly.

•    When assessing performance and determining bonus payouts the Committee also considers the underlying financial performance of the business to ensure it is consistent with the overall award level.

•    The deferred element of the bonus will be structured as a conditional share award or nil-cost option and will normally vest after three years from grant (or a different period determined by the Committee). Deferred share awards may be settled in cash.

•    Dividend equivalents may be paid on deferred share awards in respect of dividends paid during the vesting period. These payments may be made in cash or shares and may assume the reinvestment of dividends on a cumulative basis.

•    For deferred awards granted from 2014, malus provisions apply (see below). Cash bonus payments may be subject to clawback of the net amount paid for a period of three years from payment.

Maximum opportunity	• Maximum annual opportunity of 150% of base salary.

Performance measures

•    The Annual Performance-related Incentive Plan is based on achieving clearly defined and stretching annual targets and strategic goals set by the Committee each year based on key business priorities.

•    The performance metrics used are a mix of financial targets including return goals and personal/strategic objectives generally including safety. Currently 80% of the bonus is based on financial performance measures. The Committee may vary the weightings of measures but no less than 50% shall be based on financial performance measures.

•    A portion of the bonus metrics for any Director may be linked to his/her specific area of responsibility.

•    Up to 50% of the maximum bonus will be paid for achieving target levels of performance.

108 CRH

Directors’ Remuneration Report | continued

Table 38

2014 Performance Share Plan (PSP)

•    The role of the PSP is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals.

•    Awards (in the form of conditional share awards or nil-cost options) normally vest based on performance over a period of not less than three years. Awards may also be settled in cash.

•    Awards are normally subject to an additional holding period ending on the fifth anniversary of the grant date (or another date determined by the Committee).

•    Dividend equivalents may be paid on PSP awards that vest in respect of dividends paid during the vesting period until the end of the holding period. These payments may be made in cash or shares and may assume reinvestment on a cumulative basis.

•    For 2014 awards onwards, malus provisions (as set out in the rules of the PSP) will apply to awards (see below).

•    The normal maximum award is 250% of salary per annum. In exceptional circumstances, the Committee may grant awards of up to 350% of base salary.

•    For 2014 the intended award levels are:

–   Chief Executive – 250% of base salary

–   Other executive Directors – 200% of base salary

•    Awards to be granted in 2014 will vest based on a relative TSR compared to key peers and cumulative cash flow performance.

•    For threshold levels of performance 25% of the award vests with straight-line vesting to maximum.

•    When determining vesting under the PSP the Committee will review whether the TSR performance has been impacted by unusual events and whether it, therefore, reflects the underlying performance of the business. In addition, the Committee will consider financial performance (including EPS) in the period to ensure that TSR performance is consistent with the objectives of the performance criteria and was not distorted by extraneous factors.

•    The Committee may amend the performance conditions if an event occurs that causes it to consider that an amended performance condition would be more appropriate and would not be materially less difficult to satisfy.

CRH 109

Directors’ Remuneration Report | continued

Plan Rules

The Deferred Annual Performance-related Incentive Plan, the Performance Share Plans and the Share Option Schemes shall be operated in accordance with the relevant plan rules. The rules for the 2014 Performance Share Plan (the “2014 PSP”) will be put forward for shareholder approval at the 2014 Annual General Meeting. Awards may be (a) adjusted in accordance with the rules in the event of a variation of the Company’s share capital, merger, de-merger, special dividend or other event that, in the opinion of the Committee, materially affects the price of shares and (b) amended in accordance with the 2014 PSP rules.

Clawback/Malus

For Deferred Annual Performance-related Incentive Plan awards and Performance Share Plan awards granted from 2014 onwards, the Committee has the discretion to reduce or impose further conditions on awards prior to vesting in certain circumstances, including:

–	a material misstatement of the Company’s audited financial results;

–	a material failure of risk management; or

–	serious reputational damage to the Company or one of its businesses as a result of a participant’s misconduct or otherwise.

Cash bonus payments may be subject to clawback of the net amount paid for a period of three years from payment in the circumstances outlined above.

Other elements of remuneration are not subject to clawback or malus provisions.

Minor Amendments

The Committee may make minor changes to this Policy for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation without seeking shareholder approval for that amendment.

Legacy Awards

Prior to the implementation of the 2014 PSP, awards were granted under the 2006 Performance Share Plan (the “2006 PSP”), which was approved at the 2006 Annual General Meeting. Awards under this plan may continue to vest under this Policy. It is not intended that further awards will be granted under the 2006 PSP.

Awards under the 2006 PSP were granted in the form of conditional shares and vest subject to meeting relative TSR performance conditions over a three-year performance period. 50% of awards are based on TSR compared to the constituents of the Eurofirst 300 Index with 50% of awards being based on TSR compared to a bespoke group of peer companies (details of which are set out in table 14 in the Annual Statement on

Remuneration). 30% vests for median performance with 100% vesting for upper quartile performance (straight-line vesting in-between). Awards will only vest if the Committee is satisfied that the Company’s TSR performance has not been significantly affected by unusual events and the Company’s EPS growth is consistent with the objectives of the performance assessment. Whilst the current intention of the Committee is to settle the awards in shares, it may also satisfy awards in cash.

There are no clawback or malus provisions in the 2006 PSP.

Executive Directors also have outstanding awards under the 2010 Share Option Scheme, which was approved by shareholders at the 2010 Annual General Meeting. This Scheme is no longer in use. Awards were granted in the form of market value options and vest subject to EPS growth performance over a three-year performance period. At vesting the Committee has the discretion to adjust the level of vesting of awards in the event that the Committee considers that this is appropriate (in exceptional circumstances such as changes to accounting policies or unforeseen developments) or to reduce the vesting level where appropriate to reflect factors such as the participant’s contribution to the Group. The Committee may also vary, substitute or waive the performance conditions applicable to an award if it considers that they are no longer appropriate and the varied or substituted condition would be a fairer measure and neither more or less difficult to satisfy.

There are also market value options outstanding for executive Directors under the 2000 Share Option Scheme (approved by shareholders at the 2000 Annual General Meeting). Awards vest based on meeting EPS performance goals over three consecutive years during the life of the option. No further options may be granted under this Scheme. Details of the outstanding 2006 PSP awards and the options granted under the 2000 and 2010 Option Schemes are set out in tables 25 and 26 of the Annual Statement on Remuneration.

General

In addition to any payments required to be made pursuant to any applicable employment laws, the Remuneration Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy set out in this report where the terms of the payment were agreed (i) before the policy came into effect or (ii) at a time when the relevant individual was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the Company. For these purposes “payments” includes the Committee satisfying awards of variable remuneration and an award over shares is “agreed” at the time the award is granted.

Information Supporting the Policy Table

Selection of Performance Measures

(i) Annual Bonus

Annual incentive plan targets are selected each year to incentivise executive Directors to achieve annual financial, operational, strategic and personal goals across a range of metrics which are considered important for delivering long-term performance excellence.

(ii) Performance Share Plan

The ultimate goal of our strategy is to provide long-term sustainable value for all of our shareholders. Performance measures for PSP awards to be granted in 2014 are, therefore, focussed on achieving relative outperformance of TSR against our key peers and generating cash in the business to support further investment and dividend payments to shareholders.

Targets for the Annual Bonus and PSP are set each year by the Committee taking into account internal plans and external expectations. Targets are calibrated to be stretching but motivational to management and to be aligned with the long-term creation of shareholder value.

Remuneration Arrangements throughout the Group

CRH employs approximately 76,000 people at over 3,400 locations around the world. Remuneration arrangements throughout the organisation therefore differ depending on the specific role being undertaken, the level of seniority and responsibilities, the location of the role and local market practice. However, remuneration arrangements are designed based on the principle that reward should be set at a level which is appropriate to retain and motivate individuals of the necessary calibre to fulfil the roles without paying more than is considered necessary to achieve this. The reward framework is designed to incentivise employees to deliver the requirements of their roles and add value for shareholders.

The Group operates Share Participation Plans and Savings-related Share Option Schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,500 employees of all categories who are shareholders in the Group.

110 CRH

Directors’ Remuneration Report | continued

Remuneration Policy for non-executive Directors			Table 39
Approach to setting fees	Basis of fees	Other items

•   The remuneration of non-executive Directors is determined by a Board committee of the Chairman and the executive Directors.

•   The Remuneration Committee determines the remuneration of the Chairman within the framework or broad policy agreed with the Board.

•   Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of Board duties.

•   Fees are set taking into account typical practice at other companies of a similar size and complexity to CRH.

•   Fees are reviewed at appropriate intervals.

•   Fees are paid in cash.

•   Non-executive Director fees policy is to pay:

–   a basic fee for membership of the Board;

–   an additional fee for chairing a Committee;

–   an additional fee for the role of Senior Independent Director (SID) (if the SID is not the Chairman of the Remuneration Committee);

–   an additional fee to reflect committee work (combined fee for all committee roles); and

–   an additional fee based on the location of the Director to reflect time spent travelling to Board meetings.

•   Other fees may also be paid to reflect other Board roles or responsibilities.

•   In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit of €750,000 was set by shareholders at the Annual General Meeting held in 2005.

•   The non-executive Directors do not participate in any of the Company’s performance-related incentive plans or share schemes.

•   Non-executive Directors do not receive pensions.

•   The Group Chairman is reimbursed for expenses incurred in travelling from his residence to his CRH office. The Company settles any tax incurred on this on his behalf.

•   Non-executive Directors do not currently receive any benefits. However, benefits may be provided in the future if, in the view of the Board (for non-executive Directors or for the Chairman), this was considered appropriate. The Company may settle any tax due on benefits.

Remuneration Policy for New Hires

CRH has a strong history of succession planning and developing internal executive talent.

The Committee’s key principle when determining appropriate remuneration arrangements for a new executive Director (appointed from within the organisation or externally) is that arrangements are in the best interests of both CRH and its shareholders without paying more than is considered necessary by the Committee to recruit an executive of the required calibre to develop and deliver the business strategy.

The Committee would generally seek to align the remuneration package offered with our remuneration policy outlined in table 38. Although in exceptional circumstances, the Committee may make remuneration proposals on hiring a new executive Director which are outside the standard policy to facilitate the hiring of someone of the calibre required to deliver the Group’s strategy. When determining appropriate remuneration arrangements the Committee will take into account all relevant factors including (among others) the level of opportunity, the type of remuneration opportunity being forfeited and the jurisdiction the candidate was recruited from. Any remuneration offered would be within the limit on variable pay outlined below.

Variable remuneration in respect of an executive Director’s appointment shall be limited to 500% of base salary measured at the time of award. This limit is in line with the Plan maximum outlined in table 38. This limit excludes any awards made to compensate the Director for awards forfeited from his or her previous employer.

The Committee may make awards on appointing an executive Director to buy-out remuneration terms forfeited on leaving a previous employer. In doing so, the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares) and the time over which they would have vested. The Committee’s key principle is that buy-out awards will generally be made on a comparable basis to those forfeited.

To facilitate awards outlined above, the Committee may grant awards under Company incentive schemes or under Listing Rule 9.4.2 which allows for the granting of awards, to facilitate, in unusual circumstances, the recruitment of an executive Director, without seeking prior shareholder approval or under other relevant company incentive plans. The use of Listing Rule 9.4.2 shall be limited to buy-out awards.

In the event that an internal candidate is promoted to the Board, legacy terms and conditions will normally be honoured, including pension entitlements and any outstanding incentive awards.

In the event of the appointment of a new Chairman or non-executive Director, remuneration arrangements will normally reflect the policy outlined above for the Chairman and non-executive Directors. Other remuneration arrangements may be provided to a new Chairman or non-executive Director if these arrangements are considered appropriate in accordance with the principles set out above.

CRH 111

Directors’ Remuneration Report | continued

Remuneration Outcomes in Different Performance Scenarios

Remuneration at CRH consists of fixed pay (salary, pension and benefits), short-term variable pay and long-term variable pay. A significant portion of executive Directors’

remuneration is linked to the delivery of key business goals over the short and long-term and the creation of shareholder value.

Tables 41 to 43 show hypothetical values of the remuneration package for executive Directors under three assumed performance scenarios.

No share price growth or the payment of dividend equivalents has been assumed in these scenarios. Potential benefits under all employee share schemes have not been included.

Performance Scenario	Payout Level	Table 40
Minimum	• No bonus payout • No vesting under the Performance Share Plan
On-Target Performance	• 50% annual bonus payout (75% of salary) • 25% vesting under the Performance Share Plan (62.5% of salary for the Chief Executive and 50% for other Directors)
Maximum Performance	• 100% annual bonus payout (150% of salary) • 100% Performance Share Plan vesting (250% of salary for the Chief Executive and 200% for other Directors)

Fixed Pay				Table 44
	Salary with effect from 1 January 2014	Benefits paid in 2013	Pension	Total Fixed Pay

Chief Executive (Albert Manifold)	€ 1,200,000	€ 31,000	€ 550,000	€ 1,781,000

Finance Director (Maeve Carton)	€ 625,000	€ 13,000	€ 243,000	€ 881,000

Chief Executive, Oldcastle, Inc. (Mark Towe)	US$1,377,000	US$79,000	US$275,400 (20%)	US$1,731,400

112 CRH

Directors’ Remuneration Report | continued

Chief Executive Service Contract	Table 45
Notice period	• 12 months’ notice by the Company or the executive.
Expiry date	• Indefinite duration. • Terms of contract will automatically terminate on the executive’s 62nd birthday.
Termination payments

•  On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of 12 months’ notice based on base salary, benefits and pension contribution due during that period.

•  Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due.

•  If, in the event of a change of control, there is a diminution in the role and responsibilities of the Chief Executive, he may terminate the contract; on such termination a payment equal to one year’s remuneration (being salary, pension, other benefits and vested incentive awards) will be made to the executive.

Disability

•  In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated.

Other information

•  The Company retains the ability to suspend the executive from employment on full salary and to require the executive to observe a period of “garden leave” of up to 12 months on full salary, contractual benefits and pension contribution.

Executive Director Service Contracts and Policy on Payment for Loss of Office

When determining leaving arrangements for an executive Director the Committee takes into account any contractual agreements (including any incentive arrangements) and the performance and conduct of the individual.

Service Contracts

It is intended that the Chief Executive will enter into a service contract during the course of 2014. It is anticipated that the summary in table 45 will represent the key remuneration terms of this contract. However, some minor terms may differ.

The Finance Director (Maeve Carton) and Chief Executive, Oldcastle, Inc. (Mark Towe) do not currently have service contracts. The Committee will therefore determine the amount paid on termination taking into account the circumstances around departure and the prevailing employment law circumstances.

The Committee’s policy in this area is that service contracts will be put in place for newly appointed executive Directors and in cases where there is a significant step change in Directors’ responsibilities. It is currently anticipated that these terms will be similar to those agreed with the Chief Executive.

Under Irish company law, CRH is not required to make service contracts available for inspection as the notice period is less than 12 months. Service contracts will only be available with the executive Director’s consent due to data protection reasons.

Annual Bonus

Executive Directors may, at the discretion of the Committee, remain eligible to receive an Annual Performance-related Incentive Plan award for the financial year in which they leave employment. Such Annual Performance-related Incentive Plan award will be determined by the Committee taking into account time in employment and performance.

Share Plan Rules – Leaver Provisions

The treatment of outstanding share awards in the event that an executive Director leaves is governed by the relevant share plan rules. Table 46 summarises leaver provisions under the executive share plans.

“Good leaver” circumstances are defined in the 2014 PSP and deferred annual performance incentive plans as ill-health, injury, disability, the participants employing company or business being sold out of the Group or any other reason at the Committee’s absolute discretion (except where a participant is summarily dismissed).

Where an individual leaves by mutual agreement the Committee has discretion to determine the treatment of outstanding share awards.

Individuals who are dismissed for gross misconduct would not be treated as “good leavers”.

Under the 2000 Share Option Scheme, if a participant leaves employment in the event of death, retirement (on age or health grounds), redundancy, or in cases where a subsidiary is divested, the Committee will determine the extent to which options vest. In cases of death and retirement, options may be exercised within 12 months of cessation of office of employment. In other circumstances, where the Committee uses its discretion to deem an individual a “good leaver” then the exercise window is six months. Where an individual ceases office or employment for other reasons, option awards will normally lapse.

Where an executive ceases employment as a result of summary dismissal they will normally forfeit outstanding share incentive awards.

The Committee may allow awards to vest early at its discretion in the event an executive Director is to be transferred to a jurisdiction where he would suffer a tax disadvantage or he would be subject to restrictions in connection with his award, the underlying shares or the sales proceeds.

CRH 113

Directors’ Remuneration Report | continued

Share Plans - Leaver Provisions			Table 46
	Death	‘Good leavers’ as determined by the Committee in accordance with the Plan rules	Leavers in other circumstances

Deferred Annual Performance Incentive Plan 2014

•  Unvested awards vest, unless the Committee determines otherwise, to the extent determined by the Committee.

•  Awards in the form of nil-cost options may be exercised for 12 months from death (or another period determined by the Committee).

•  Awards shall normally vest in full at the normal vesting date. Alternatively, the Committee may determine that awards should vest in full at cessation of employment.

•  Where awards vesting in such circumstances are granted in the form of nil-cost options participants shall have six months from vesting to exercise their award.

•  Where awards have already vested at cessation of employment, participants shall have six months from cessation of employment to exercise their option.

• Awards will lapse on the individual’s cessation of office or employment.
2014 Performance Share Plan

•  Unvested awards shall vest as soon as practicable following death unless the Committee determines otherwise. The number of shares vesting shall be determined by the Committee taking into account the extent to which the performance condition has been met and, if the Committee determines, the length of time that has elapsed since the award was granted until the date of death (or if death occurs during an applicable holding period, to the beginning of the holding period).

•  Awards in the form of nil-cost options may be exercised for 12 months from death (or another period determined by the Committee).

•  Awards shall normally vest at the normal vesting date. Alternatively, the Committee may determine that awards should vest at the time the individual leaves.

•  The level of vesting shall be determined by the Committee taking into account the extent to which the performance condition has been met and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant until the date of cessation (or if cessation occurs during an applicable holding period, to the beginning of the holding period).

•  Awards vesting in such circumstances in the form of nil-cost options may be exercised for six months from vesting (or another period determined by the Committee). Where a nil-cost option was already vested at cessation of employment, participants may exercise such options for six months from cessation (or another period determined by the Committee).

• Awards will lapse on the individual’s cessation of office or employment.

114 CRH

Directors’ Remuneration Report | continued

Table 46
	Death	‘Good leavers’ as determined by the Committee in accordance with the plan rules	Leavers in other circumstances

2010 Share Option Scheme	• The Committee may determine the extent to which options shall vest. Options shall be exercisable for 12 months from vesting or from death (whichever is later).

Retirement (for age or health reasons)

•  The Committee may determine the extent to which options may be exercised on the same terms as if the individual had not ceased to hold employment or office having determined the extent to which the performance conditions applicable to the award have been satisfied. Options shall be exercisable for 12 months from vesting or from the participant’s cessation (whichever is later).

Redundancy, early retirement, sale of the individual’s employing subsidiary out of the Group or for any other reason determined by the Committee.

•  The Committee may determine the extent to which the option may be exercised having determined the extent to which the performance conditions applicable to the award have been satisfied. Options shall be exercisable for six months from vesting or cessation of employment (whichever is later).

•  Where a participant has ceased to hold office or employment because of health reasons, redundancy, retirement or sale of his employing subsidiary out of the Group, the Committee may waive any relevant performance conditions, in which case options may be scaled down by reference to the participant’s performance and the proportion of the relevant performance period the participant has served.

• Awards will normally lapse.
2006 Performance Share Plan (It is not intended that further awards will be made under this Plan)	• Awards may vest to the extent determined by the Committee.

Ill-health, injury, disability, redundancy, retirement, the sale of the entity or business that employs the individual out of the Group or for any other reason at the Committee’s discretion.

•   Awards may vest to the extent determined by the Committee.

• Awards will normally lapse.

CRH 115

Directors’ Remuneration Report | continued

Change of Control

In the event of a change of control of the Company, the Committee will determine the treatment of share awards.

In the event of a change of control of the Company:

a)	awards granted under the 2014 PSP will vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise, the period of time that has elapsed since grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period);

b)	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan may, at the discretion of the Committee, vest in full;

c)	awards granted under the 2006 PSP may, at the discretion of the Committee, vest in full;

d)	options granted under the 2000 Share Option Scheme may be exercised to the extent determined by the Committee; and

e)	options granted under the 2010 Share Option Scheme may be exercised to the extent determined by the Committee and may be subject to personal performance and time pro-rating (by reference to the proportion of the performance period that has elapsed).

If the Company is wound up or there is a demerger, delisting, special dividend or other similar event which the Committee considers may affect the price of the Company’s shares:

a)	awards granted under the 2014 PSP may, at the Committee’s discretion, vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period);

b)	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan will vest to the extent the Committee determines; and

c)	awards granted under the 2006 PSP will also vest on a voluntary winding-up, merger or demerger of the Company to the extent determined by the Committee.

Non-executive Director - Letters of Appointment

Non-executive Directors serve under letters of appointment, copies of which are available for inspection at the Company’s Registered Office and at the Annual General Meeting.

In line with the UK Corporate Governance Code, all non-executive Directors submit themselves for re-election by shareholders every year at the Annual General Meeting. All non-executive Director appointments can be terminated by either party without notice. There is no payment in lieu of notice provided.

Considering Employee Views

When setting remuneration policy for executive Directors, the Remuneration Committee reviews and has regard to the remuneration trends across the Group and considers how executive Director remuneration compares to that for all employees to ensure that the structure and quantum of executive pay remains appropriate in this context.

The Company does not currently consult directly with employees when developing the Directors’ remuneration policy and there is no current intention to do so in the future.

Consulting with Shareholders

The Committee believes that it is very important to maintain open dialogue with shareholders on remuneration matters. CRH made significant changes to remuneration arrangements during the year and consulted extensively with shareholders in relation to this. Shareholder views were important in shaping the final proposals.

The Committee will continue to liaise with shareholders regarding remuneration matters more generally and CRH arrangements as appropriate. It is the Committee’s intention to consult with major shareholders in advance of making any material changes to remuneration arrangements.

On behalf of the Board

Dan O’Connor

Chairman Remuneration Committee and Senior Independent Director

116 CRH

Consolidated Financial Statements

Page

The following Consolidated Financial Statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

Report of Independent Registered Public Accounting Firm	118

Consolidated Income Statement	120

Consolidated Statement of Comprehensive Income	120

Consolidated Balance Sheet	121

Consolidated Statement of Changes in Equity	122

Consolidated Statement of Cash Flows	123

Accounting Policies	124

Notes on Consolidated Financial Statements	131

CRH 117

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited the accompanying Consolidated Balance Sheets of CRH plc as of 31 December 2013 and 2012, and the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2013. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of CRH plc at 31 December 2013 and 2012, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 1 to CRH plc’s Consolidated Financial Statements, on 1 January 2013, CRH plc adopted International Financial Reporting Standard 11 Joint Arrangements on a modified retrospective basis and the amendments to International Accounting Standard 19 Employee Benefits (revised) on a retrospective basis, resulting in a revision to the 31 December 2012 Consolidated Balance Sheet, which includes disclosure of the 1 January 2012 Consolidated Balance Sheet, and the 31 December 2012 and 2011 Consolidated Income Statements, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH plc’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (1992 Framework) and our report dated 12 March 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

12 March 2014

118 CRH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited CRH plc’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (1992 Framework) (the “COSO criteria”). CRH plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended 31 December 2013, which are included in the 2013 Consolidated Financial Statements of CRH plc and constituted 2.4% and 3.5% of total and net assets, respectively, as of 31 December 2013 and 1.7% and 2.0% of revenues and loss for the financial year, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH plc also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2013.

In our opinion, CRH plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 Consolidated Financial Statements of CRH plc and our report dated 12 March 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

12 March 2014

CRH 119

Consolidated Income Statement

for the financial year ended 31 December 2013

		2013 €m	Restated* 2012 €m	Restated* 2011 €m
Notes
2	Revenue	18,031	18,084	18,081
3	Cost of sales	(13,314)	(13,161)	(13,179)
	Gross profit	4,717	4,923	4,902
3	Operating costs	(4,617)	(4,118)	(4,031)
2,4,6,7	Group operating profit	100	805	871
2,5	Profit on disposals	26	230	55
	Profit before finance costs	126	1,035	926
9	Finance costs	(262)	(271)	(262)
9	Finance income	13	15	33
9	Other financial expense	(48)	(49)	(41)
10	Share of equity accounted investments’ (loss)/profit	(44)	(84)	42
2	(Loss)/profit before tax	(215)	646	698
11	Income tax expense	(80)	(106)	(111)
	Group (loss)/profit for the financial year	(295)	540	587

	(Loss)/profit attributable to:
	Equity holders of the Company	(296)	538	580
	Non-controlling interests	1	2	7
	Group (loss)/profit for the financial year	(295)	540	587

13	Basic (loss)/earnings per Ordinary Share	(40.6c )	74.6c	81.2c

13	Diluted (loss)/earnings per Ordinary Share	(40.6c )	74.5c	81.2c

	All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2013

		2013 €m	Restated* 2012 €m	Restated* 2011 €m
Notes
	Group (loss)/profit for the financial year	(295)	540	587

	Other comprehensive income
	Items that may be reclassified to profit or loss in subsequent years:
	Currency translation effects	(373)	(51)	107
25	(Losses)/gains relating to cash flow hedges	(2)	1	(7)
		(375)	(50)	100
	Items that will not be reclassified to profit or loss in subsequent years:
28	Remeasurement of retirement benefit obligations	162	(146)	(259)
11	Tax on items recognised directly within other comprehensive income	(43)	23	54
		119	(123)	(205)

	Total other comprehensive income for the year	(256)	(173)	(105)

	Total comprehensive income for the financial year	(551)	367	482

	Attributable to:
	Equity holders of the Company	(552)	366	475
	Non-controlling interests	1	1	7
	Total comprehensive income for the financial year	(551)	367	482

*	Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

120 CRH

Consolidated Balance Sheet

as at 31 December 2013

		2013 €m	Restated* 2012 €m	Restated* as at 1 January 2012 €m
Notes
	ASSETS
	Non-current assets
14	Property, plant and equipment	7,539	7,971	8,008
15	Intangible assets	3,911	4,267	4,148
16	Investments accounted for using the equity method	1,340	1,422	2,073
16	Other financial assets	23	34	34
18	Other receivables	93	83	60
25	Derivative financial instruments	63	120	163
27	Deferred income tax assets	107	191	274
	Total non-current assets	13,076	14,088	14,760

	Current assets
17	Inventories	2,254	2,333	2,179
18	Trade and other receivables	2,516	2,520	2,542
16	Asset held for sale	-	143	-
	Current income tax recoverable	26	17	8
25	Derivative financial instruments	17	52	24
23	Cash and cash equivalents	2,540	1,747	1,246
	Total current assets	7,353	6,812	5,999

	Total assets	20,429	20,900	20,759

	EQUITY
	Capital and reserves attributable to the Company’s equity holders
29	Equity share capital	251	249	247
29	Preference share capital	1	1	1
29	Share premium account	4,219	4,133	4,047
29	Treasury Shares and own shares	(118)	(146)	(183)
	Other reserves	197	182	168
	Foreign currency translation reserve	(542)	(169)	(119)
	Retained income	5,654	6,303	6,358
		9,662	10,553	10,519
	Non-controlling interests	24	36	41
	Total equity	9,686	10,589	10,560

	LIABILITIES
	Non-current liabilities
24	Interest-bearing loans and borrowings	4,579	4,161	4,300
25	Derivative financial instruments	34	14	-
27	Deferred income tax liabilities	1,166	1,232	1,336
19	Other payables	289	277	184
28	Retirement benefit obligations	410	653	636
26	Provisions for liabilities	231	256	244
	Total non-current liabilities	6,709	6,593	6,700

	Current liabilities
19	Trade and other payables	2,754	2,775	2,717
	Current income tax liabilities	151	180	193
24	Interest-bearing loans and borrowings	961	647	458
25	Derivative financial instruments	19	6	10
26	Provisions for liabilities	149	110	121
	Total current liabilities	4,034	3,718	3,499

	Total liabilities	10,743	10,311	10,199

	Total equity and liabilities	20,429	20,900	20,759

*	Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

CRH 121

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2013

		Attributable to the equity holders of the Company
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non- controlling interests €m	Total equity €m
Notes
	At 1 January 2013 as reported	250	4,133	(146)	182	(169)	6,287	36	10,573
	Change in accounting policy	-	-	-	-	-	16	-	16
	At 1 January 2013 restated*	250	4,133	(146)	182	(169)	6,303	36	10,589
	Group loss for the financial year	-	-	-	-	-	(296)	1	(295)
	Other comprehensive income	-	-	-	-	(373)	117	-	(256)
	Total comprehensive income	-	-	-	-	(373)	(179)	1	(551)
29	Issue of share capital (net of expenses)	2	86	-	-	-	-	-	88
8	Share-based payment expense
	- share option schemes	-	-	-	1	-	-	-	1
	- Performance Share Plan (PSP)	-	-	-	14	-	-	-	14
29	Treasury/own shares reissued	-	-	34	-	-	(34)	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)
	Share option exercises	-	-	-	-	-	19	-	19
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(455)	(1)	(456)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
	Acquisition of non-controlling interests	-	-	-	-	-	-	(13)	(13)
	At 31 December 2013	252	4,219	(118)	197	(542)	5,654	24	9,686

	for the financial year ended 31 December 2012
	At 1 January 2012 as reported	248	4,047	(183)	168	(119)	6,348	74	10,583
	Change in accounting policy (IFRS 11 and IAS 19R)	-	-	-	-	-	10	(33)	(23)
	At 1 January 2012 restated*	248	4,047	(183)	168	(119)	6,358	41	10,560
	Group profit for the financial year	-	-	-	-	-	538	2	540
	Other comprehensive income	-	-	-	-	(50)	(122)	(1)	(173)
	Total comprehensive income	-	-	-	-	(50)	416	1	367
29	Issue of share capital (net of expenses)	2	86	-	-	-	-	-	88
8	Share-based payment expense
	- Performance Share Plan (PSP)	-	-	-	14	-	-	-	14
29	Treasury/own shares reissued	-	-	37	-	-	(37)	-	-
	Share option exercises	-	-	-	-	-	16	-	16
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(450)	(4)	(454)
	Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
	At 31 December 2012 restated*	250	4,133	(146)	182	(169)	6,303	36	10,589

	for the financial year ended 31 December 2011
	At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
	Change in accounting policy (for IAS 19R only)	-	-	-	-	-	5	-	5
	At 1 January 2011 restated*	245	3,915	(199)	147	(226)	6,451	83	10,416
	Group profit for the financial year	-	-	-	-	-	580	7	587
	Other comprehensive income	-	-	-	-	107	(212)	-	(105)
	Total comprehensive income	-	-	-	-	107	368	7	482
29	Issue of share capital (net of expenses)	3	132	-	-	-	-	-	135
8	Share-based payment expense
	- share option schemes	-	-	-	9	-	-	-	9
	- Performance Share Plan (PSP)	-	-	-	12	-	-	-	12
	Treasury/own shares reissued	-	-	16	-	-	(16)	-	-
	Share option exercises	-	-	-	-	-	6	-	6
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(445)	(9)	(454)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	(2)	(2)
	Acquisition of non-controlling interests	-	-	-	-	-	(6)	(5)	(11)
	At 31 December 2011 restated*	248	4,047	(183)	168	(119)	6,358	74	10,593

*	Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

122 CRH

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2013

		2013 €m	Restated* 2012 €m	Restated* 2011 €m
Notes

	Cash flows from operating activities
	(Loss)/profit before tax	(215)	646	698
9	Finance costs (net)	297	305	270
10	Share of equity accounted investments’ result	44	84	(42)
5	Profit on disposals	(26)	(230)	(55)
	Group operating profit	100	805	871
3	Depreciation charge	671	686	726
3	Amortisation of intangible assets	54	44	38
3	Impairment charge	650	28	21
8	Share-based payment expense	15	14	21
	Other (primarily pension payments)	(96)	(152)	(109)
20	Net movement on working capital and provisions	77	(58)	(211)
	Cash generated from operations	1,471	1,367	1,357
	Interest paid (including finance leases)	(269)	(258)	(239)
	Decrease in liquid investments	-	-	4
	Corporation tax paid	(110)	(124)	(96)
	Net cash inflow from operating activities	1,092	985	1,026

	Cash flows from investing activities
5	Proceeds from disposals (net of cash disposed)	122	782	442
	Interest received	13	16	32
	Dividends received from equity accounted investments	33	35	20
14	Purchase of property, plant and equipment	(497)	(544)	(576)
31	Acquisition of subsidiaries (net of cash acquired)	(336)	(418)	(507)
16	Other investments and advances	(78)	(56)	(24)
20	Deferred and contingent acquisition consideration paid	(105)	(30)	(21)
	Net cash outflow from investing activities	(848)	(215)	(634)

	Cash flows from financing activities
	Proceeds from exercise of share options	19	16	6
	Acquisition of non-controlling interests	(13)	(2)	(11)
	Increase in interest-bearing loans, borrowings and finance leases	1,491	487	101
	Net cash flow arising from derivative financial instruments	64	13	(63)
29	Treasury/own shares purchased	(6)	-	-
	Repayment of interest-bearing loans, borrowings and finance leases	(586)	(394)	(552)
12	Dividends paid to equity holders of the Company	(367)	(362)	(310)
12	Dividends paid to non-controlling interests	(1)	(4)	(9)
	Net cash inflow/(outflow) from financing activities	601	(246)	(838)

	Increase/(decrease) in cash and cash equivalents	845	524	(446)

	Reconciliation of opening to closing cash and cash equivalents
21	Cash and cash equivalents at 1 January	1,747	1,246	1,730
	Translation adjustment	(52)	(23)	11
	Increase/(decrease) in cash and cash equivalents	845	524	(446)
21	Cash and cash equivalents at 31 December	2,540	1,747	1,295

*	Details of the restatement are contained in the Accounting Policies on page 124 and in note 1 to the Consolidated Financial Statements.

CRH 123

Accounting Policies

(including key accounting estimates and assumptions)

Statement of Compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board.

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

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

(i)	The following standards and amendments have been adopted during the financial year

•	IAS 1 Presentation of Financial Statements - amendments

•	IFRS 7 Financial Instruments: Disclosures - amendments

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint Arrangements, IAS 28 Investments in Associates and Joint Ventures

•	IFRS 12 Disclosure of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	IAS 19 Employee Benefits (revised)

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

•	Improvements to IFRS 2009-2011 cycle

–  IFRS 11 Joint Arrangements

Under IAS 31 Interests in Joint Ventures, the Group’s net interests in its joint arrangements were classified as joint ventures and the Group’s share of assets, liabilities, revenue, income and expenses were proportionately consolidated. Since the adoption of IFRS 11, the Group now accounts for its interests in joint ventures using the equity method of accounting. The change to equity accounting had no impact on the Group’s result after tax but impacted each line in the Consolidated Income Statement. The Group’s Consolidated Balance Sheet was also impacted on a line by line basis but net assets remained unchanged.

–  IAS 19 Employee Benefits (revised)

The application of IAS 19 (revised) resulted in a number of amendments to the Group’s accounting for retirement benefit obligations. The most significant change was in how the net interest expense was calculated. Under the revised standard, the Group no longer takes a credit for the expected return on assets and the net interest expense has been calculated by multiplying the discount rate by the net pension liability, both as determined at the start of the annual reporting period, adjusted for contributions and benefit payments in the year.

The Group’s Swiss schemes contain a number of risk-sharing features. Under IAS 19 (revised), contributions from employees that are set out in the formal terms of the plan reduce measurements of the net retirement benefit obligation (if they are required to reduce a deficit arising from losses on plan assets or actuarial losses) or reduce current service cost (if they are linked to service). In addition, the defined benefit pension obligations relating to the Group’s Swiss schemes have now been completed using generational rather than periodic tables; this change has been applied prospectively from 1 January 2013.

As required by IAS 8 Accounting Policies, Changes in Accounting Estimates, and Errors the nature and effect of changes arising as a result of the adoption of IFRS 11 and IAS 19 (revised) on the Consolidated Income Statement, Consolidated Statement of Cash Flows and Consolidated Balance Sheet are disclosed in note 1 on pages 131 to 133. Under the transitional provisions of IFRS 11 the Group is not required to disclose the impact that the adoption of IFRS 11 has had on the current period or on the reported results for 2011. If IAS 19 (revised) had not been applied in the current period the Group’s net interest expense would have been lower by approximately €20 million and remeasurement adjustments recognised in other comprehensive income would have been approximately €30 million higher.

The application of the remaining standards and interpretations did not result in material changes to the Group’s Consolidated Financial Statements.

(ii)	IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 9 Financial Instruments as issued reflects the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement and applies to the classification and measurement of financial assets and liabilities as defined in IAS 39 and the application of hedge accounting. The Group will assess the impact of IFRS 9 when the final standard including all phases is issued.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2013 financial year-end that would have a material impact on the Group.

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

Impairment of long-lived assets and goodwill – Notes 14 and 15

Impairment of property, plant and equipment and goodwill

The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. A decision to dispose of a business unit represents one such indicator and in these circumstances the recoverable amount is assessed on a fair value less costs of disposal basis. In the year in which a business combination is effected and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period.

Property, plant and equipment assets are reviewed for potential impairment by applying a series of external and internal indicators specific to the assets under consideration; these indicators encompass macroeconomic issues

124 CRH

including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs of disposal and value-in-use), an impairment loss is recognised by writing down the assets to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates and joint ventures is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.

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

The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities in the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Remeasurements, comprising actuarial gains and losses and the return on plan assets (excluding net interest), are recognised immediately in the Consolidated Balance Sheet with a corresponding debit or credit to retained earnings through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

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

Assumptions

The assumptions underlying the actuarial valuations from which the amounts recognised in the Consolidated Financial Statements are determined (including discount rates, rates of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for future compensation levels, future labour market conditions and (iii) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are contained in note 28 to the Consolidated Financial Statements.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

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

CRH 125

Accounting Policies | continued

Rationalisation and redundancy provisions

Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures and are necessary for restructuring; these provisions exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, and relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

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

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; in addition, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. For the most part, no provision has been made for temporary differences applicable to investments in subsidiaries and joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. However, a temporary difference has been recognised to the extent that specific assets have been identified for sale or where there is a specific intention to unwind the temporary difference in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH’s investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

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

Property, plant and equipment – Note 14

The Group’s accounting policy for property, plant and equipment is considered critical because the carrying value of €7,539 million at 31 December 2013 represents a significant portion (37%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

126 CRH

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset. Plant and machinery includes transport which is, on average, depreciated at 20% p.a.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis. For the Group’s accounting policy on impairment of property, plant and equipment please see impairment of long-lived assets and goodwill.

Other Significant Accounting Policies

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Parent Company and all subsidiaries, joint ventures and associates, drawn up to 31 December each year. The financial year-ends of the Group’s subsidiaries, joint ventures and associates are co-terminous.

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A change in the ownership interest of a subsidiary without a change in control is accounted for as an equity transaction.

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

Investments in associates and joint ventures – Notes 10 and 16

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of the arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Group’s investments in its associates and joint ventures are accounted for using the equity method from the date significant influence/joint control is deemed to arise until the date on which significant influence/joint control ceases to exist.

The Consolidated Income Statement reflects the Group’s share of profit after tax of the related associates and joint ventures. Investments in associates and joint ventures are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. If necessary, impairment losses on the carrying amount of an investment are reported within the Group’s share of equity accounted investments results in the Consolidated Income Statement. If the Group’s share of losses exceeds the carrying amount of an associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate or joint venture.

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

Segment reporting – Note 2

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision-Maker who is responsible for allocating resources and assessing performance of the operating segments.

Share-based payments – Note 8

The Group operates Share Option Schemes, a Performance Share Plan and a Restricted Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Directors’ Remuneration Report on page 88. The Group’s employee share options and shares awarded under the Performance Share Plan and Restricted Share Plan are equity-settled share-based payments as defined in IFRS 2 Share-Based Payment.

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

CRH 127

Accounting Policies | continued

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

Awards under the Restricted Share Plan

The fair value of shares granted under the Restricted Share Plan is calculated as the market price of the shares at the date of grant reduced by the present value of dividends expected to be paid over the vesting period.

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

The assets and liabilities arising on business combination activity are measured at their acquisition-date fair values. Contingent liabilities assumed in business combination activity are recognised as of the acquisition date, where such contingent liabilities are present obligations arising from past events and their fair value can be measured reliably. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

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

The carrying amount of goodwill in respect of associates and joint ventures is included in investments accounted for using the equity method (i.e. within financial assets) in the Consolidated Balance Sheet.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill of that subsidiary is included in the determination of the net profit or loss on disposal/termination.

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

128 CRH

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Other financial assets – Note 16

All investments are initially recognised at the fair value of consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost given that it is impracticable to determine fair value in accordance with IAS 39 and are included within financial assets in the Consolidated Balance Sheet.

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

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts). Derivative financial instruments are recognised initially at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The carrying value of derivatives is fair value based on discounted future cash flows and adjusted for counterparty risk. Future floating rate cash flows are estimated based on future interest rates (from observable yield curves at the end of the reporting period). Fixed and floating rate cash flows are discounted at future interest rates and translated at period end foreign exchange rates.

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

CRH 129

Accounting Policies | continued

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

Fair value hierarchy – Note 25

For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data

Share capital and dividends – Notes 12 and 29

Treasury Shares and own shares

Ordinary Shares acquired by the Parent Company or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plan and the Restricted Share Plan are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company’s Ordinary Shares.

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

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2013	2012	2011	2013	2012	2011

US Dollar	1.3281	1.2848	1.3922	1.3791	1.3194	1.2939
Pound Sterling	0.8493	0.8109	0.8679	0.8337	0.8161	0.8353
Polish Zloty	4.1975	4.1847	4.1212	4.1543	4.0740	4.4580
Ukrainian Hryvnia	10.8339	10.3933	11.1202	11.3583	10.6259	10.3752
Swiss Franc	1.2311	1.2053	1.2326	1.2276	1.2072	1.2156
Canadian Dollar	1.3684	1.2842	1.3763	1.4671	1.3137	1.3215
Argentine Peso	7.2892	5.8492	5.7508	8.9910	6.4890	5.5746
Turkish Lira	2.5335	2.3135	2.3388	2.9605	2.3551	2.4432
Indian Rupee	77.9300	68.5973	64.9067	85.3660	72.5600	68.713
Chinese Renminbi	8.1646	8.1052	8.9968	8.3491	8.2207	8.1588

130 CRH

Notes on Consolidated Financial Statements

1. Adoption of New Accounting Standards

As noted in the Accounting Policies on page 124, the Group adopted IFRS 11 Joint Arrangements and IAS 19 Employee Benefits (revised) on 1 January 2013. As required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the financial impact of the adoption of these standards is outlined below.

	Year ended 31 December 2012
		Adoption of
	As reported €m	IFRS 11 €m	IAS 19R €m	Restated €m

Impact on Consolidated Income Statement

Revenue	18,659	(575)	-	18,084
Cost of sales	(13,562)	401	-	(13,161)
Gross profit	5,097	(174)	-	4,923
Operating costs	(4,252)	134	-	(4,118)
Group operating profit	845	(40)	-	805
Profit on disposals	230	-	-	230
Profit before finance costs	1,075	(40)	-	1,035
Finance costs	(277)	6	-	(271)
Finance income	19	(4)	-	15
Other financial expense	(31)	-	(18)	(49)
Share of equity accounted investments’ (loss)/profit	(112)	28	-	(84)
Profit before tax	674	(10)	(18)	646
Income tax expense	(120)	10	4	(106)
Group profit for the financial year	554	-	(14)	540

Basic earnings per Ordinary Share	76.5c	-	(1.9c )	74.6c

Diluted earnings per Ordinary Share	76.4c	-	(1.9c )	74.5c

Impact on Consolidated Statement of Comprehensive Income

Group profit for the financial year	554	-	(14)	540

Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(171)	-	25	(146)
Tax on items recognised directly within other comprehensive income	28	-	(5)	23

Impact on Consolidated Statement of Cash Flows

Net cash inflow from operating activities	1,025	(40)	-	985
Net cash outflow from investing activities	(269)	54	-	(215)
Net cash outflow from financing activities	(257)	11	-	(246)
Increase in cash and cash equivalents	499	25	-	524

CRH 131

1. Adoption of New Accounting Standards | continued

	Year ended 31 December 2011*
	As reported €m	Adoption of IFRS 19R €m	Restated €m

Impact on Consolidated Income Statement

Revenue	18,081	-	18,081
Cost of sales	(13,179)	-	(13,179)
Gross profit	4,902	-	4,902
Operating costs	(4,031)	-	(4,031)
Group operating profit	871	-	871
Profit on disposals	55	-	55
Profit before finance costs	926	-	926
Finance costs	(262)	-	(262)
Finance income	33	-	33
Other financial expense	(28)	(13)	(41)
Share of equity accounted investments’ profit	42	-	42
Profit before tax	711	(13)	698
Income tax expense	(114)	3	(111)
Group profit for the financial year	597	(10)	587

Basic earnings per Ordinary Share	82.6c	(1.4c )	81.2c

Diluted earnings per Ordinary Share	82.6c	(1.4c )	81.2c

Impact on Consolidated Statement of Comprehensive Income

Group profit for the financial year	597	(10)	587

Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(278)	19	(259)
Tax on items recognised directly within other comprehensive income	58	(4)	54

Impact on Consolidated Statement of Cash Flows

Net cash inflow from operating activities	1,026	-	1,026
Net cash outflow from investing activities	(634)	-	(634)
Net cash outflow from financing activities	(838)	-	(838)
Decrease in cash and cash equivalents	(446)	-	(446)

*

As outlined in the Group’s accounting policies on page 124, under the transitional provisions of IFRS 11 Joint Arrangements, the Group is not required to present restated results for the year ended 31 December 2011 and thus only presents the impact of adoption of IAS 19 revised.

132 CRH

1. Adoption of New Accounting Standards | continued

Impact on Consolidated Balance Sheet

	As at 31 December 2012				As at 1 January 2012
		Adoption of				Adoption of
	As reported €m	IFRS 11 €m	IAS 19R €m	Restated €m	As reported €m	IFRS 11 €m	IAS 19R €m	Restated €m

ASSETS
Non-current assets
Property, plant and equipment	8,448	(477)	-	7,971	8,936	(928)	-	8,008
Intangible assets	4,446	(179)	-	4,267	4,488	(340)	-	4,148
Investments accounted for using the equity method	835	587	-	1,422	1,089	984	-	2,073
Other financial assets	36	(2)	-	34	36	(2)	-	34
Other receivables	86	(3)	-	83	62	(2)	-	60
Derivative financial instruments	120	-	-	120	181	(18)	-	163
Deferred income tax assets	197	(2)	(4)	191	290	(13)	(3)	274
Total non-current assets	14,168	(76)	(4)	14,088	15,082	(319)	(3)	14,760

Current assets
Inventories	2,397	(64)	-	2,333	2,286	(107)	-	2,179
Trade and other receivables	2,592	(72)	-	2,520	2,663	(121)	-	2,542
Asset held for sale	143	-	-	143	-	-	-	-
Current income tax recoverable	17	-	-	17	8	-	-	8
Derivative financial instruments	52	-	-	52	24	-	-	24
Liquid investments	31	(31)	-	-	29	(29)	-	-
Cash and cash equivalents	1,768	(21)	-	1,747	1,295	(49)	-	1,246
Total current assets	7,000	(188)	-	6,812	6,305	(306)	-	5,999

Total assets	21,168	(264)	(4)	20,900	21,387	(625)	(3)	20,759

EQUITY
Other components of equity	4,250	-	-	4,250	4,161	-	-	4,161
Retained income	6,287	-	16	6,303	6,348	-	10	6,358
	10,537	-	16	10,553	10,509	-	10	10,519
Non-controlling interests	36	-	-	36	74	(33)	-	41
Total equity	10,573	-	16	10,589	10,583	(33)	10	10,560

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,239	(78)	-	4,161	4,463	(163)	-	4,300
Derivative financial instruments	14	-	-	14	20	(20)	-	-
Deferred income tax liabilities	1,301	(69)	-	1,232	1,492	(156)	-	1,336
Other payables	296	(19)	-	277	204	(20)	-	184
Retirement benefit obligations	674	(1)	(20)	653	664	(15)	(13)	636
Provisions for liabilities	257	(1)	-	256	252	(8)	-	244
Total non-current liabilities	6,781	(168)	(20)	6,593	7,095	(382)	(13)	6,700

Current liabilities
Trade and other payables	2,841	(66)	-	2,775	2,858	(141)	-	2,717
Current income tax liabilities	181	(1)	-	180	201	(8)	-	193
Interest-bearing loans and borrowings	676	(29)	-	647	519	(61)	-	458
Derivative financial instruments	6	-	-	6	10	-	-	10
Provisions for liabilities	110	-	-	110	121	-	-	121
Total current liabilities	3,814	(96)	-	3,718	3,709	(210)	-	3,499

Total liabilities	10,595	(264)	(20)	10,311	10,804	(592)	(13)	10,199

Total equity and liabilities	21,168	(264)	(4)	20,900	21,387	(625)	(3)	20,759

As outlined in the Group’s accounting policies on page 124, the Group adopted IFRS 11 and IAS 19R on 1 January 2013. As required under IAS 1, the Group has presented a third balance sheet at the beginning of the previous period (1 January 2012).

CRH 133

2. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group was organised in 2013 into six business segments comprising Europe Materials (including activities in China and India), Europe Products (including activities in Australia and Southeast Asia), Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these segments.

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

The principal factors employed in the identification of the six segments reflected in this note include the Group’s organisational structure in 2013, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 Operating Segments), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision-Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. During the year the Chief Operating Decision-Maker received information relating to the results of our joint venture operations on both a proportionate consolidation basis and equity accounting basis (see note 10 for results of our joint venture operations). As performance is also evaluated using operating profit before depreciation and amortisation (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis below. There are no asymmetrical allocations to reporting segments which would require disclosure.

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31 December
	Materials			Products			Distribution			Total Group
	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011† €m

Revenue
Europe	2,266	2,383	2,985	2,376	2,477	2,648	3,936	3,956	4,340	8,578	8,816	9,973
Americas	4,721	4,886	4,395	3,068	2,806	2,378	1,664	1,576	1,335	9,453	9,268	8,108
	6,987	7,269	7,380	5,444	5,283	5,026	5,600	5,532	5,675	18,031	18,084	18,081

Group operating profit before depreciation and amortisation (EBITDA (as defined)*)
Europe	278	352	436	119	152	194	186	217	267	583	721	897
Americas	557	555	530	246	204	164	89	83	65	892	842	759
	835	907	966	365	356	358	275	300	332	1,475	1,563	1,656

Depreciation, amortisation and impairment (i)
Europe	239	135	172	525	133	128	80	72	77	844	340	377
Americas	331	276	266	178	118	122	22	24	20	531	418	408
	570	411	438	703	251	250	102	96	97	1,375	758	785

Group operating profit (EBIT)
Europe	39	217	264	(406)	19	66	106	145	190	(261)	381	520
Americas	226	279	264	68	86	42	67	59	45	361	424	351
	265	496	528	(338)	105	108	173	204	235	100	805	871

Profit on disposals (ii)										26	230	55
Finance costs less income										(249)	(256)	(229)
Other financial expense										(48)	(49)	(41)
Share of equity accounted investments’ (loss)/profit (iii)										(44)	(84)	42
(Loss)/profit before tax										(215)	646	698

(i) See note 3 for details of the impairment charge.

(ii) Profit/(loss) on disposals (note 5)
Europe	7	148	14	5	54	20	(2)	3	7	10	205	41
Americas	19	24	14	(3)	1	-	-	-	-	16	25	14
	26	172	28	2	55	20	(2)	3	7	26	230	55

(iii) Share of equity accounted investments’ (loss)/profit (note 10)
Europe	(60)	(98)	41	-	(1)	-	9	14	-	(51)	(85)	41
Americas	7	1	1	-	-	-	-	-	-	7	1	1
	(53)	(97)	42	-	(1)	-	9	14	-	(44)	(84)	42

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

†

The 2011 numbers presented above have been restated to reflect the impact of IAS 19 Employee Benefits (revised) only; the Group has availed of the transitional exemption available under IFRS 11 Joint Arrangements and is not restating 2011 for IFRS 11.

134 CRH

2. Segment Information | continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	Continuing operations - year ended 31 December
	Materials		Products		Distribution		Total Group
	2013 €m	2012 €m	2013 €m	2012 €m	2013 €m	2012 €m	2013 €m	2012 €m

Total assets
Europe	3,399	3,411	1,974	2,473	2,217	2,247	7,590	8,131
Americas	5,510	5,826	2,360	2,403	853	814	8,723	9,043
	8,909	9,237	4,334	4,876	3,070	3,061	16,313	17,174
Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method							1,340	1,422
Other financial assets							23	34
Derivative financial instruments (current and non-current)							80	172
Asset held for sale							-	143
Income tax assets (current and deferred)							133	208
Cash and cash equivalents							2,540	1,747
Total assets as reported in the Consolidated Balance Sheet							20,429	20,900

Total liabilities
Europe	870	1,064	738	716	542	594	2,150	2,374
Americas	772	890	656	580	255	227	1,683	1,697
	1,642	1,954	1,394	1,296	797	821	3,833	4,071
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)							5,540	4,808
Derivative financial instruments (current and non-current)							53	20
Income tax liabilities (current and deferred)							1,317	1,412
Total liabilities as reported in the Consolidated Balance Sheet							10,743	10,311

C. Operating segments disclosures - other items

		Continuing operations - year ended 31 December
		Materials			Products			Distribution			Total Group
		2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m
Additions to non-current assets
Europe:	Property, plant and equipment (note 14)	78	101	189	67	84	77	49	70	51	194	255	317
	Financial assets (note 16)	68	30	18	2	16	-	1	1	1	71	47	19
Americas:	Property, plant and equipment (note 14)	199	212	192	83	69	54	21	8	13	303	289	259
	Financial assets (note 16)	7	9	5	-	-	-	-	-	-	7	9	5
		352	352	404	152	169	131	71	79	65	575	600	600

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,268 million (2012: €3,456 million; 2011: €3,171 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

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

	Year ended 31 December Revenue by destination			As at 31 December Non-current assets
	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m
Country of domicile - Republic of Ireland	278	267	308	475	497
Benelux (mainly the Netherlands)	2,324	2,327	2,593	1,280	1,464
Americas (mainly the United States)	9,468	9,285	8,125	6,488	6,822
Other	5,961	6,205	7,055	4,547	4,877
Group totals	18,031	18,084	18,081	12,790	13,660

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

CRH 135

3. Cost Analysis

	2013 €m	2012 €m	2011 €m

Cost of sales analysis

Raw materials and goods for resale	7,240	7,282	7,994
Employment costs (note 6)	1,974	1,946	1,791
Energy conversion costs	644	670	780
Repairs and maintenance	421	411	416
Depreciation, amortisation and impairment (i)	792	559	556
Change in inventory (note 20)	37	(93)	(69)
Other production expenses (primarily sub-contractor costs and equipment rental)	2,206	2,386	1,711
Total	13,314	13,161	13,179

Operating costs analysis

Selling and distribution costs	2,893	2,892	2,804
Administrative expenses	1,724	1,226	1,227
Total	4,617	4,118	4,031

(i) Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m

Depreciation and depletion (note 14)	521	538	556	150	148	170	671	686	726
Impairment of property, plant and equipment (note 14)	271	21	-	4	4	16	275	25	16
Impairment of intangible assets (note 15)	-	-	-	375	3	5	375	3	5
Amortisation of intangible assets (note 15)	-	-	-	54	44	38	54	44	38
Total	792	559	556	583	199	229	1,375	758	785

Segmental analysis of 2013 impairment charges

	Materials		Products		Distribution		Total
	Europe €m	Americas €m	Europe €m	Americas €m	Europe €m	Americas €m	2013 €m

Annual impairment process (note 15)	58	-	-	10	4	-	72
Portfolio review (ii)	43	60	414	61	-	-	578
Included in operating profit	101	60	414	71	4	-	650
Portfolio review - included in share of equity accounted investments (ii)	101	-	-	-	4	-	105
Total	202	60	414	71	8	-	755

Asset impairment charges of €174 million arose in 2012 (2011: €32 million), €28 million (2011: €21 million) of which were recorded within operating profit (Europe Products €24 million (2011: €15 million), Europe Distribution €nil million (2011: €2 million) and Americas Products €4 million (2011: €4 million).

(ii) Impairments arising from portfolio review

In November 2013, a Group-wide portfolio review was initiated to identify and focus on those businesses within our portfolio which offer the most attractive future returns, and to prioritise capital allocation to ensure profitable growth across our network of businesses. This review has resulted in the identification of 45 (34 Europe, 11 Americas) business units which will not meet our future returns objectives and are in line for divestment. None of these businesses have been classified as held-for-sale or as discontinued operations at 31 December 2013 as they did not meet the relevant criteria under IFRS 5. The decision to divest of these business units has resulted in the need to assess each of them separately for impairment.

For each of the business units identified, a valuation was prepared based on the estimated fair value less costs of disposal. The valuations were then compared to the carrying value of each business and where that valuation fell below the carrying value an impairment charge was taken.

The largest impairments have arisen in two businesses within the Europe Products segment amounting to €99 million (€58 million goodwill and €41 million property, plant and equipment) and €75 million (all goodwill). The recoverable amount of these businesses is calculated based on their fair value less costs of disposal (income-based valuation approach) using real pre-tax discount rates of 8.9% and 9.2% respectively. Both businesses serve the residential new-build sector in mature markets.

In addition, financial asset impairments of €105 million have been recorded (see note 10), primarily in respect of a re-assessment of the carrying value of two equity accounted investments in our Europe Materials segment. The recoverable amount of these financial assets is based on their fair value less costs of disposal (income-based valuation approach) using real pre-tax discount rates of 9.2% and 9.8% respectively.

136 CRH

3. Cost Analysis | continued

Sensitivity analysis

Fair value less costs of disposal for businesses identified for divestment in the portfolio review was calculated using either an income-based valuation approach or a market-based valuation approach. In respect of those businesses that used the latter valuation approach, a 10% decrease in valuation would result in an additional impairment of €28 million.

In respect of the remaining businesses which employed an income-based valuation approach, the following table provides valuation sensitivity analysis.

	Additional impairment that would arise as a result of

	0.5% reduction in EBITDA (as defined)* margin €m	0.5% increase in pre-tax discount rate €m

Income-based valuation approach	74	36

4. Operating Profit Disclosures

	2013 €m	2012 €m	2011 €m

Operating lease rentals

- hire of plant and machinery	108	99	98
- land and buildings	220	187	173
- other operating leases	47	69	49
Total	375	355	320

Auditor’s remuneration
Fees for professional services provided by the Group’s independent auditors in respect of each of the following categories were:

Audit fees (i)	14	14	13
Audit-related fees (ii)	2	2	2
Tax fees	1	1	1
All other fees	-	-	-
Total	17	17	16

(i)	Audit fees includes Sarbanes-Oxley attestation but exclude €1 million (2012: €1 million; 2011: €2 million) paid to auditors other than the Group’s auditors.

(ii)	Audit-related fees include attestation services that are closely related to the performance of the audit.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 137

5. Profit on Disposals

	Business disposals			Disposal of other non-current assets			Total
	2013 €m	2012 (ii) €m	2011 (iii) €m	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets (notes 14,15,16)	43	432	334	66	90	74	109	522	408
- cash and cash equivalents	-	3	38	-	-	-	-	3	38
- working capital and provisions (note 20)	6	21	35	-	-	-	6	21	35
- asset held for sale (i) (note 16)	139	-	-	-	-	-	139	-	-
- current tax	-	-	1	-	-	-	-	-	1
- interest-bearing loans and borrowings	(17)	(2)	(50)	-	-	-	(17)	(2)	(50)
- deferred tax (note 27)	-	1	(9)	-	-	-	-	1	(9)
- retirement benefit obligations (note 28)	-	(4)	-	-	-	-	-	(4)	-
Net assets disposed	171	451	349	66	90	74	237	541	423
Re-classification of currency translation effects on disposal	3	14	2	-	-	-	3	14	2
Total	174	465	351	66	90	74	240	555	425
Proceeds from disposals (net of disposal costs)	26	652	378	96	133	102	122	785	480
Asset exchange (i) (note 31)	144	-	-	-	-	-	144	-	-
(Loss)/profit on disposals	(4)	187	27	30	43	28	26	230	55

Net cash inflow arising on disposal
Cash proceeds	26	652	378	96	133	102	122	785	480
Less: cash and cash equivalents disposed	-	(3)	(38)	-	-	-	-	(3)	(38)
Total	26	649	340	96	133	102	122	782	442

(i)

On 25 February 2013, the Group transferred its 26% stake in Corporacion Uniland to Cementos Portland Valderrivas in exchange for a 99% stake in Cementos Lemona, an integrated cement, readymixed concrete and aggregates business.

(ii)	This relates principally to the disposal of our 49% investment in our Portuguese joint venture, Secil (which was part of the Europe Materials segment).

(iii)

The disposals in 2011 relate principally to the disposal of the Insulation and Climate Control business in Europe Products and the disposal of our 35% associate investment in the Trialis distribution business in France.

6. Employment

The average number of employees is as follows:

Year ended 31 December 2013	Materials	Products	Distribution	Total Group

Europe	9,440	15,613	11,388	36,441
Americas	18,216	17,276	3,709	39,201
Total	27,656	32,889	15,097	75,642

Year ended 31 December 2012

Europe	9,473	16,129	11,174	36,776
Americas	18,106	15,546	3,532	37,184
Total	27,579	31,675	14,706	73,960

Year ended 31 December 2011

Europe	11,649	16,636	12,147	40,432
Americas	17,805	14,895	3,301	36,001
Total	29,454	31,531	15,448	76,433

Employment costs charged in the Consolidated Income Statement are analysed as follows:

	2013 €m	2012 €m	2011 €m
Wages and salaries	2,915	2,876	2,692
Social welfare costs	360	359	344
Other employment-related costs	464	432	378
Share-based payment expense (note 8)	15	14	21
Total retirement benefits expense (note 28)	201	181	171
Total	3,955	3,862	3,606
Total charge analysed between:
Cost of sales	1,974	1,946	1,791
Operating costs	1,959	1,891	1,795
Finance costs (net) - applicable to retirement benefit obligations (note 9)	22	25	20
Total	3,955	3,862	3,606

138 CRH

7. Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 3) and interests are given in the Directors’ Remuneration Report pages 85 to 116 of this Annual Report.

8. Share-based Payment Expense

	2013 €m	2012 €m	2011 €m

Share option expense	1	-	9
Performance Share Plan and Restricted Share Plan expense	14	14	12
Total	15	14	21

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

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2013		2012		2011

Outstanding at beginning of year	€18.84	23,295,955	€19.13	23,591,756	€19.38	23,515,521
Granted (a)	€16.19	3,853,400	€15.19	3,889,100	€16.38	3,558,500
Exercised (b)	€13.21	(1,245,029)	€11.98	(1,010,780)	€13.36	(229,898)
Lapsed	€18.53	(4,105,439)	€18.68	(3,174,121)	€18.30	(3,252,367)

Outstanding at end of year	€18.75	21,798,887	€18.84	23,295,955	€19.13	23,591,756
Exercisable at end of year	€17.94	2,114,772	€16.24	3,364,448	€16.03	6,497,695

(a)

Granted in April 2013 (2012: April; 2011: April), the level of vesting of these options will be determined by reference to certain performance targets (see page 94). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

(b)	The weighted average share price at the date of exercise of these options was €17.28 (2012: €14.95; 2011: €15.11).

	2013	2012	2011

Weighted average remaining contractual life for the share options outstanding at 31 December (years)	5.54	5.69	5.53

Euro-denominated options outstanding at the end of the year (number)	21,683,559	23,182,257	23,473,569
Range of exercise prices (€)	15.07-29.86	11.86-29.86	11.86-29.86

Sterling-denominated options outstanding at the end of the year (number)	115,328	113,698	118,187
Range of exercise prices (Stg£)	10.04-20.23	8.17-20.23	8.17-20.23

The CRH share price at 31 December 2013 was €18.30 (2012: €15.30; 2011: €15.36). The following analysis shows the number of outstanding share options with exercise prices lower/higher than the year-end share price:

Number of options with exercise prices lower than year-end price:
Exercisable	506,581	1,677,365	2,780,082
Not exercisable	13,788,399	5,382,296	1,613,397
	14,294,980	7,059,661	4,393,479

Number of options with exercise prices higher than year-end price:
Exercisable	1,608,191	1,687,083	3,717,613
Not exercisable	5,895,716	14,549,211	15,480,664
	7,503,907	16,236,294	19,198,277

Total options outstanding	21,798,887	23,295,955	23,591,756

CRH 139

8. Share-based Payment Expense | continued

Fair values

The weighted average fair value assigned to the 3-year euro-denominated options granted in 2013 under the 2010 share option scheme was €3.61 (2012: €3.43; 2011: €4.03). The fair values of these options were determined using the following assumptions:

	2013	2012	2011

Weighted average exercise price	€16.19	€15.19	€16.38
Risk-free interest rate	0.36%	0.80%	2.68%
Expected dividend payments over the expected life	€3.25	€3.25	€3.25
Expected volatility	33.7%	33.8%	32.9%
Expected life in years	5	5	5

The expected volatility was determined using a historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 share option scheme or the previously approved 2000 share option scheme during the course of 2013.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006.

The expense of €13 million (2012: €14 million; 2011: €12 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

Due to the immateriality of the Restricted Share Plan expense and the level of awards outstanding in this plan at 31 December 2013, detailed financial disclosures have not been provided in relation to this share-based payment arrangement.

Details of awards granted under the Performance Share Plan

		Period to	Number of Shares
	Share price at date of award	earliest release date	Initial award	Cumulative lapses to date	Net outstanding	Fair value

Granted in 2010	€18.51	3 years	1,459,750	(1,459,750)	-	€10.01

Granted in 2011	€16.52	3 years	1,684,250	(172,000)	1,512,250	€9.72

Granted in 2012	€15.63	3 years	2,079,000	(116,500)	1,962,500	€7.77

Granted in 2013	€16.69	3 years	1,195,500	(71,750)	1,123,750	€8.54

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2013	2012	2011

Risk-free interest rate (%)	0.10	0.33	2.08
Expected volatility (%)	31.3	35.4	38.6

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

140 CRH

9. Finance Costs and Finance Income

	2013 €m	2012 €m	2011 €m

Finance costs
Interest payable on borrowings	323	327	335
Net income on interest rate and currency swaps	(55)	(47)	(65)
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	68	22	12
- currency swaps and forward contracts	1	3	(2)
- fixed rate debt (i)	(79)	(34)	(15)
Net loss on interest rate swaps not designated as hedges	4	-	(3)
Net finance cost on gross debt including related derivatives	262	271	262

Finance income
Interest receivable on loans to joint ventures and associates	(3)	(2)	(3)
Interest receivable on cash and cash equivalents and other	(10)	(13)	(30)
Finance income	(13)	(15)	(33)
Finance costs less income	249	256	229

Other financial expense
Unwinding of discount element of provisions for liabilities (note 26)	15	15	15
Unwinding of discount applicable to deferred and contingent acquisition consideration (note 19)	11	9	6
Pension-related finance cost (net) (note 28)	22	25	20
Total	48	49	41

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

CRH 141

10. Share of Equity Accounted Investments’ (Loss)/Profit

The Group’s share of joint ventures’ and associates’ results after tax is equity accounted and is presented as a single-line item in the Consolidated Income Statement in 2013 and 2012. In 2011 the Group’s share of associates’ results after tax was equity accounted while the share of joint ventures’ was proportionately consolidated in the Consolidated Financial Statements.

The Group’s share of equity accounted investments’ results after tax is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2013 €m	2012 €m	2011 (below)	2013 €m	2012 (ii) €m	2011 €m	2013 €m	2012 €m	2011 €m

Group share of:
Revenue	469	575	-	961	978	1,095	1,430	1,553	1,095

EBITDA (as defined)*	60	77	-	109	118	138	169	195	138
Depreciation and amortisation	(27)	(37)	-	(39)	(50)	(46)	(66)	(87)	(46)
Impairment (i)	(54)	-	-	(51)	(146)	(11)	(105)	(146)	(11)
Operating (loss)/profit	(21)	40	-	19	(78)	81	(2)	(38)	81
Finance costs (net)	(2)	(2)	-	(22)	(26)	(19)	(24)	(28)	(19)
(Loss)/profit before tax	(23)	38	-	(3)	(104)	62	(26)	(66)	62
Income tax expense	(5)	(10)	-	(13)	(8)	(20)	(18)	(18)	(20)
(Loss)/profit after tax	(28)	28	-	(16)	(112)	42	(44)	(84)	42

An analysis of the result after tax by operating segment is presented in note 2. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 16.

(i)	See note 3 for details of the impairment charge.

(ii)

During 2012, the Group recognised an impairment charge of €146 million in respect of our 26% investment in our associate Corporacion Uniland (part of the Europe Materials segment). During 2013, the Group transferred its 26% stake in Corporacion Uniland to Cementos Portland Valderrivas in exchange for a 99% stake in Cementos Lemona (see note 5 for further details).

The Group’s share of the income and expenses of its joint ventures for the year ended 31 December 2011, which was proportionately consolidated in the 2011 Consolidated Financial Statements, is as follows:

2011 €m

Group share of:
Revenue	707

EBITDA (as defined)*	113
Depreciation and amortisation	(53)
Operating profit	60
Profit on disposals	2
Profit before finance costs	62
Finance costs (net)	(6)
Profit before tax	56
Income tax expense	(11)
Profit after tax	45

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

142 CRH

11. Income Tax Expense

Recognised within the Consolidated Income Statement	2013 €m	2012 €m	2011 €m

(a) Current tax
Republic of Ireland	(1)	(4)	-
Overseas	77	103	194
Total current tax expense	76	99	194

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	16	20	24
Share-based payment expense	(1)	1	-
Derivative financial instruments	4	(9)	5
Other items	(15)	(5)	(112)
Total deferred tax expense	4	7	(83)

Income tax expense reported in the Consolidated Income Statement	80	106	111

Recognised within equity

(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	(43)	23	52
Deferred tax - cash flow hedges	-	-	2
Income tax recognised directly within equity	(43)	23	54

Reconciliation of applicable tax rate to effective tax rate

(Loss)/profit before tax (€m)	(215)	646	698
Tax charge expressed as a percentage of (loss)/profit before tax (effective tax rate):
- current tax expense only	(35.3% )	15.3%	27.8%
- total income tax expense (current and deferred)	(37.2% )	16.4%	15.9%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of (loss)/profit before tax

Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	17.8	3.1	4.5
Other items (primarily comprising items not chargeable to tax/expenses not deductible for tax):
- arising from 2013 impairment	(70.2)	-	-
- other items	2.7	0.8	(1.1)
Total effective tax rate	(37.2)	16.4	15.9

Other disclosures

Effective tax rate

The 2013 income statement includes an impairment charge of €755 million with an associated tax credit of €25 million. The 2013 effective tax rate excluding the aforementioned impairment charge and related tax credit is 19.4%.

Changes in tax rates

The total tax charge in future periods will be affected by any changes to the tax rates in force in the countries in which the Group operates.

Excess of capital allowances over depreciation

The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation. Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries

Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial.

Proposed dividends

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

CRH 143

12. Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2013 €m	2012 €m	2011 €m

Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2012: €3,175; 2011: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2012: €77,521; 2011: €77,521)	-	-	-
Equity
Final - paid 44.00c per Ordinary Share (2012: 44.00c; 2011: 44.00c)	320	317	312
Interim - paid 18.50c per Ordinary Share (2012: 18.50c; 2011: 18.50c)	135	133	133
Total	455	450	445

Dividends proposed (memorandum disclosure)
Equity
Final 2013 - proposed 44.00c per Ordinary Share (2012: 44.00c; 2011: 44.00c)	323	320	316

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	455	450	445
Less: issue of scrip shares in lieu of cash dividends (note 29)	(88)	(88)	(135)
Dividends paid to equity holders of the Company	367	362	310
Dividends paid by subsidiaries to non-controlling interests	1	4	9
Total dividends paid	368	366	319

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2013 €m	2012 €m	2011 €m

Numerator computations
Group (loss)/profit for the financial year	(295)	540	587
Profit attributable to non-controlling interests	(1)	(2)	(7)
(Loss)/profit attributable to equity holders of the Company	(296)	538	580
Preference dividends	-	-	-
(Loss)/profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	(296)	538	580

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	729.2	721.9	714.4
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	-	0.3	0.3
Denominator for diluted earnings per Ordinary Share	729.2	722.2	714.7

Basic (loss)/earnings per Ordinary Share	(40.6c )	74.6c	81.2c

Diluted (loss)/earnings per Ordinary Share	(40.6c )	74.5c	81.2c

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

(ii)

Contingently issuable Ordinary Shares (totalling 24,282,615 at 31 December 2013, 24,856,007 at 31 December 2012 and 21,429,061 at 31 December 2011) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

144 CRH

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m

At 31 December 2013
Cost/deemed cost	5,912	8,847	229	14,988
Accumulated depreciation (and impairment charges)	(1,816)	(5,633)	-	(7,449)
Net carrying amount	4,096	3,214	229	7,539

At 1 January 2013, net carrying amount	4,313	3,371	287	7,971
Translation adjustment	(129)	(114)	(8)	(251)
Reclassifications	7	144	(151)	-
Additions at cost	46	350	101	497
Arising on acquisition (note 31)	132	210	-	342
Disposals at net carrying amount	(30)	(44)	-	(74)
Depreciation charge for year	(132)	(539)	-	(671)
Impairment charge for year (ii)	(111)	(164)	-	(275)
At 31 December 2013, net carrying amount	4,096	3,214	229	7,539

The equivalent disclosure for the prior year is as follows:

At 31 December 2012
Cost/deemed cost	5,838	8,694	287	14,819
Accumulated depreciation (and impairment charges)	(1,525)	(5,323)	-	(6,848)
Net carrying amount	4,313	3,371	287	7,971

At 1 January 2012, net carrying amount	4,269	3,181	558	8,008
Translation adjustment	(28)	(21)	2	(47)
Reclassifications	30	352	(382)	-
Additions at cost	58	378	108	544
Arising on acquisition (note 31)	156	96	1	253
Disposals at net carrying amount	(38)	(38)	-	(76)
Depreciation charge for year	(126)	(560)	-	(686)
Impairment charge for year (ii)	(8)	(17)	-	(25)
At 31 December 2012, net carrying amount	4,313	3,371	287	7,971

At 1 January 2012
Cost/deemed cost	5,750	8,225	558	14,533
Accumulated depreciation (and impairment charges)	(1,481)	(5,044)	-	(6,525)
Net carrying amount	4,269	3,181	558	8,008

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,824 million at the balance sheet date (2012: €1,835 million).

(ii)	See note 3 for details of the impairment charge.

Future purchase commitments for property, plant and equipment

	2013 €m	2012 €m

Contracted for but not provided in the financial statements	155	176

Authorised by the Directors but not contracted for	91	82

CRH 145

15. Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m

At 31 December 2013
Cost/deemed cost	4,158	48	420	31	4,657
Accumulated amortisation (and impairment charges)	(424)	(36)	(269)	(17)	(746)
Net carrying amount	3,734	12	151	14	3,911

At 1 January 2013, net carrying amount	4,067	17	177	6	4,267
Translation adjustment	(117)	(1)	(2)	(1)	(121)
Arising on acquisition (note 31)	169	1	20	18	208
Disposals	(12)	-	-	(2)	(14)
Amortisation charge for year	-	(5)	(42)	(7)	(54)
Impairment charge for year	(373)	-	(2)	-	(375)
At 31 December 2013, net carrying amount	3,734	12	151	14	3,911

The equivalent disclosure for the prior year is as follows:

At 31 December 2012
Cost/deemed cost	4,122	51	413	17	4,603
Accumulated amortisation (and impairment charges)	(55)	(34)	(236)	(11)	(336)
Net carrying amount	4,067	17	177	6	4,267

At 1 January 2012, net carrying amount	3,967	14	160	7	4,148
Translation adjustment	(32)	-	-	(1)	(33)
Arising on acquisition (note 31)	162	8	56	1	227
Reclassifications	(13)	-	-	-	(13)
Disposals	(15)	-	-	-	(15)
Amortisation charge for year	-	(5)	(38)	(1)	(44)
Impairment charge for year	(2)	-	(1)	-	(3)
At 31 December 2012, net carrying amount	4,067	17	177	6	4,267

At 1 January 2012
Cost/deemed cost	4,020	44	360	18	4,442
Accumulated amortisation (and impairment charges)	(53)	(30)	(200)	(11)	(294)
Net carrying amount	3,967	14	160	7	4,148

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

Goodwill

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 19 (2012: 21) cash-generating units have been identified and these are analysed between the six business segments in the Group below. The decrease in the number of CGUs in 2013 relates to organisational changes in our Americas Products and Europe Materials segments. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

	Cash-generating units		Goodwill (€m)
	2013	2012	2013	2012

Europe Materials	7	8	579	579
Europe Products*	1	1	431	679
Europe Distribution	1	1	641	629
Americas Materials	7	7	1,151	1,231
Americas Products	2	3	618	629
Americas Distribution	1	1	314	320
Total cash-generating units	19	21	3,734	4,067

*

Included in the goodwill number of €431 million in respect of Europe Products at 31 December 2013 is an amount of €62 million in respect of businesses identified for divestment as part of the portfolio review, which have been tested separately (see note 3).

146 CRH

15. Intangible Assets | continued

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 19 CGUs is determined based on a value-in-use computation. The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.8% to 11.7% (2012: 7.6% to 12.6%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

The 2013 annual goodwill impairment testing process has resulted in an impairment of €58 million being recorded in respect of our Benelux CGU in Europe Materials. The CGU, which has formed part of our sensitivity disclosures for the last number of years, has experienced a difficult trading environment in 2013, resulting in a slower recovery now being forecast for the CGU than previously anticipated. These updated assumptions underlying the value-in-use model projections result in a present value (using a real pre-tax discount rate of 9.4%) of €241 million and a related goodwill impairment being recorded of €58 million. A sensitivity analysis in respect of this CGU is presented below.

Additional impairment that would arise as a result of
	0.5% reduction in EBITDA	0.5% increase in pre-tax
	(as defined)* margin	discount rate
	€m	€m
Benelux CGU	14	11

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

Significant goodwill amounts

The goodwill allocated to the Europe Products, Europe Distribution and the Oldcastle Building Products (Americas Products segment) CGUs accounts for between 10% and 20% of the total carrying amount of €3,734 million. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the three CGUs with significant goodwill are as follows:

	Europe Products		Europe Distribution		Oldcastle Building Products
	2013	2012	2013	2012	2013	2012

Goodwill allocated to the cash-generating unit at balance sheet date	€369m**	€679m	€641m	€629m	€615m	€625m

Discount rate applied to the cash flow projections (real pre-tax)	9.9%	9.1%	9.4%	9.7%	11.7%	11.3%

Average EBITDA (as defined)* margin over the initial 5-year period	11.3%	9.4%	6.4%	6.9%	10.6%	10.1%

Value-in-use (present value of future cash flows)	€1,168m	€1,847m	€2,201m	€2,242m	€2,380m	€2,217m

Excess of value-in-use over carrying amount	€284m	€140m	€431m	€684m	€579m	€389m

**	Excludes €62 million of goodwill in respect of businesses identified for divestment as part of the portfolio review.

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

Europe Products, Europe Distribution and Oldcastle Building Products are not included in the CGUs referred to in the “Sensitivity analysis” section below. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Europe Products, Europe Distribution or Oldcastle Building Products CGUs are considered to be warranted.

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of 1 of the other 19 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for this cash-generating unit are in line with those outlined above. This CGU had goodwill of €224 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in an Americas CGU.

Reduction in EBITDA (as defined)* margin	1.0 percentage points
Reduction in profit before tax	10.1%
Reduction in net cash flow	9.6%
Increase in pre-tax discount rate	0.9 percentage points

The average EBITDA (as defined)* margin for the CGU over the initial 5-year period was 10.8%. The value-in-use (being the present value of the future net cash flows) was €595 million and the carrying amount was €535 million, resulting in an excess of value-in-use over carrying amount of €60 million.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 147

16. Financial Assets

	Investments accounted for using the equity method (i.e. joint ventures and associates)
	Share of net assets €m	Loans €m	Total €m	Asset held for sale €m	Other (i) €m

At 1 January 2013	1,291	131	1,422	143	34
Translation adjustment	(72)	(5)	(77)	(1)	(1)
Investments and advances	64	10	74	-	4
Disposals and repayments	-	(7)	(7)	(139)	(14)
Arising on acquisition (note 31)	2	-	2	-	-
Retained loss	(74)	-	(74)	(3)	-
At 31 December 2013	1,211	129	1,340	-	23

The equivalent disclosure for the prior year is as follows:

At 1 January 2012	1,923	150	2,073	-	34
Translation adjustment	(24)	(2)	(26)	-	-
Investments and advances	52	4	56	-	-
Disposals and repayments	(410)	(21)	(431)	-	-
Reclassifications	13	-	13	-	-
Transfer to asset held for sale	(143)	-	(143)	143	-
Retained loss	(120)	-	(120)	-	-
At 31 December 2012	1,291	131	1,422	143	34

(i) Other financial assets primarily comprise trade investments carried at historical cost.

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2013 €m	2012 €m	2013 €m	2012 €m	2013 €m	2012 €m
Non-current assets	600	663	862	837	1,462	1,500
Current assets	176	188	557	641	733	829
Non-current liabilities	(174)	(168)	(230)	(194)	(404)	(362)
Current liabilities	(106)	(96)	(474)	(580)	(580)	(676)
Net assets	496	587	715	704	1,211	1,291

A listing of the principal equity accounted investments is contained in Exhibit 8 to the Annual Report.

The Group holds a 21.13% stake (2012: 21.13%) in Samse S.A., a publicly-listed distributor in France which is accounted for as an associate investment above. The fair value of this investment was €58 million (2012: €39 million) (level 1 input in the fair value hierarchy) as at the balance sheet date. Fair value has been calculated based on the number of shares held multiplied by the closing share price at 31 December 2013.

For details of the impairments recorded as a result of the portfolio review process see note 3.

148 CRH

17. Inventories

	2013 €m	2012 €m

Raw materials	606	628
Work-in-progress (i)	86	87
Finished goods	1,562	1,618
Total inventories at the lower of cost and net realisable value	2,254	2,333

(i)

Work-in-progress includes €2 million (2012: €1 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €19 million (2012: €12 million; 2011: €14 million).

18. Trade and Other Receivables

	2013 €m	2012 €m
Current
Trade receivables	1,725	1,706
Amounts receivable in respect of construction contracts (i)	422	469
Total trade receivables, gross	2,147	2,175
Provision for impairment	(118)	(123)
Total trade receivables, net	2,029	2,052
Amounts receivable from equity accounted investments	4	3
Prepayments and other receivables	483	465
Total	2,516	2,520

Non-current
Other receivables	93	83

The carrying amounts of current and non-current trade and other receivables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(i)

Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to €121 million and €63 million respectively (2012: €137 million and €65 million respectively).

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2013 €m	2012 €m	2011 €m
At 1 January	123	136	151
Translation adjustment	(2)	-	1
Provided during year	36	40	56
Written-off during year	(33)	(50)	(50)
Recovered during year	(6)	(3)	(5)
At 31 December	118	123	153

Information in relation to the Group’s credit risk management is provided in note 22 to the financial statements.

Aged analysis

The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2013 €m	2012 €m
Neither past due nor impaired	1,554	1,637
Past due but not impaired:
- less than 60 days	290	218
- 60 days or greater but less than 120 days	126	113
- 120 days or greater	53	54
Past due and impaired (partial or full provision)	124	153
Total	2,147	2,175

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

CRH 149

19. Trade and Other Payables

	2013 €m	2012 €m

Current
Trade payables	1,495	1,469
Construction contract-related payables (i)	103	97
Deferred and contingent acquisition consideration (ii)	24	105
Accruals and other payables	1,093	1,067
Amounts payable to equity accounted investments	39	37
Total	2,754	2,775

Non-current
Other payables	105	85
Deferred and contingent acquisition consideration (ii)	184	192
Total	289	277

(i)

Construction contract-related payables include billings in excess of revenue, together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(ii)	Deferred and contingent acquisition consideration

The fair value of total contingent consideration is €120 million (2012: €141 million), (level 3 input in the fair value hierarchy) and deferred consideration is €88 million (2012: €156 million). On an undiscounted basis, the corresponding basis for which the Group may be liable for contingent consideration range from €nil million to a maximum of €149 million. The movement in deferred and contingent consideration during the financial year was as follows:

At 1 January	297	151
Translation adjustment	(9)	(3)
Arising on acquisitions and investments during the year	17	170
Changes in estimate	(3)	-
Paid during the year	(105)	(30)
Discount unwinding	11	9
At 31 December	208	297

150 CRH

20. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2013	2,333	2,603	(3,052)	(366)	1,518
Translation adjustment	(74)	(80)	91	9	(54)
Arising on acquisition (note 31)	41	53	(80)	(14)	-
Disposals	(9)	(4)	7	-	(6)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(17)	-	(17)
- paid during year	-	-	105	-	105
Interest accruals and discount unwinding	-	-	(14)	(15)	(29)
(Decrease)/increase in working capital and provisions for liabilities	(37)	37	(83)	6	(77)
At 31 December 2013	2,254	2,609	(3,043)	(380)	1,440

The equivalent disclosure for the prior years is as follows:

At 1 January 2012	2,179	2,602	(2,901)	(365)	1,515
Translation adjustment	(15)	(5)	8	2	(10)
Arising on acquisition (note 31)	98	103	(57)	(1)	143
Disposals	(22)	(23)	23	1	(21)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(151)	-	(151)
- paid during year	-	-	30	-	30
Interest accruals and discount unwinding	-	-	(31)	(15)	(46)
Increase/(decrease) in working capital and provisions for liabilities	93	(74)	27	12	58
At 31 December 2012	2,333	2,603	(3,052)	(366)	1,518

At 1 January 2011	2,187	2,419	(2,849)	(387)	1,370
Translation adjustment	32	38	(38)	(7)	25
Arising on acquisition (note 31)	53	62	(49)	(15)	51
Disposals	(55)	(90)	102	8	(35)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(42)	-	(42)
- paid during year	-	-	21	-	21
Interest accruals and discount unwinding	-	1	(11)	(15)	(25)
Increase/(decrease) in working capital and provisions for liabilities	69	295	(196)	43	211
At 31 December 2011	2,286	2,725	(3,062)	(373)	1,576

CRH 151

21. Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 22 for details of the capital and risk management policies employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2013		As at 31 December 2012
	Fair value (i) €m	Book value €m	Fair value (i) €m	Book value €m
Cash and cash equivalents (note 23)	2,540	2,540	1,747	1,747
Interest-bearing loans and borrowings (note 24)	(5,799)	(5,540)	(5,142)	(4,808)
Derivative financial instruments (net) (note 25)	27	27	152	152
Group net debt	(3,232)	(2,973)	(3,243)	(2,909)

(i) All interest-bearing loans and borrowings are Level 2 fair value measurements.

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2013			As at 31 December 2012
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (i)	(5,362)			(4,516)
Derivative financial instruments - fixed rate	1,518			1,314
Net fixed rate debt including derivatives	(3,844)	5.5%	5.1	(3,202)	6.3%	4.4
Interest-bearing loans and borrowings nominal - floating rate (ii)	(54)			(82)
Adjustment of debt from nominal to book value (i)	(124)			(210)
Derivative financial instruments - currency floating rate	(1,491)			(1,162)
Gross debt including derivative financial instruments	(5,513)	4.6%		(4,656)	5.3%
Cash and cash equivalents - floating rate	2,540			1,747
Net debt including derivative financial instruments	(2,973)			(2,909)

(i)

Of the Group’s nominal fixed rate debt at 31 December 2013, €1,882 million (2012: €2,087 million) was hedged to floating rate at inception using interest rate swaps. The balance of nominal fixed rate debt of €3,480 million (2012: €2,429 million) pertains to financial liabilities measured at amortised cost in accordance with IAS 39.

(ii)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

Reconciliation of opening to closing net debt

	2013 €m	2012 €m	2011 €m
At 1 January	(2,909)	(3,335)	(3,473)
Decrease in liquid investments	-	-	(4)
Debt in acquired companies	(44)	(42)	(47)
Debt in disposed companies	17	2	50
Increase in interest-bearing loans, borrowings and finance leases	(1,491)	(487)	(101)
Net cash flow arising from derivative financial instruments	(64)	(13)	63
Repayment of interest-bearing loans, borrowings and finance leases	586	394	552
Increase/(decrease) in cash and cash equivalents	845	524	(446)
Mark-to-market adjustment	10	9	(18)
Translation adjustment	77	39	(59)
At 31 December	(2,973)	(2,909)	(3,483)

152 CRH

21. Analysis of Net Debt | continued

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2013 and 2012 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (iii) €m	Total €m

Net debt by major currency including derivative financial instruments	(1,304)	(1,476)	(57)	11	(147)	(2,973)

Non-debt assets and liabilities analysed as follows:
Non-current assets	3,378	6,293	433	796	2,113	13,013
Current assets	1,568	2,138	234	330	526	4,796
Non-current liabilities	(522)	(1,221)	(107)	(169)	(77)	(2,096)
Current liabilities	(1,126)	(1,221)	(208)	(198)	(301)	(3,054)
Non-controlling interests	(8)	(3)	-	(12)	(1)	(24)
Capital and reserves attributable to the Company’s equity holders	1,986	4,510	295	758	2,113	9,662

The equivalent disclosure for the prior year is as follows:

Net debt by major currency including derivative financial instruments	(856)	(1,828)	(49)	(3)	(173)	(2,909)

Non-debt assets and liabilities analysed as follows:
Non-current assets	3,583	6,682	522	870	2,311	13,968
Current assets	1,721	2,181	235	358	518	5,013
Non-current liabilities	(571)	(1,356)	(150)	(243)	(98)	(2,418)
Current liabilities	(1,118)	(1,279)	(197)	(211)	(260)	(3,065)
Non-controlling interests	(20)	(3)	-	(11)	(2)	(36)
Capital and reserves attributable to the Company’s equity holders	2,739	4,397	361	760	2,296	10,553

(iii)

The principal currencies included in this category are the Polish Zloty, the Indian Rupee, the Ukrainian Hryvnia, the Chinese Renminbi, the Turkish Lira, the Canadian Dollar, the Israeli Shekel and the Argentine Peso.

CRH 153

22. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policies or processes for managing capital during 2013.

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

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2013 €m	2012 €m
Capital and reserves attributable to the Company’s equity holders	9,662	10,553
Net debt	2,973	2,909
Capital and net debt	12,635	13,462

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents and finance leases are used to finance the Group’s operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Head of Group Financial Operations reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board of Directors.

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

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 25. The following table demonstrates the impact on (loss)/profit before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For (loss)/profit before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%

Impact on (loss)/profit before tax	2013	+/- €10m	+/- €5m
	2012	+/- €5m	+/- €3m
	2011	-/+ €8m	-/+ €4m

Impact on total equity	2013	-/+ €8m	-/+ €4m
	2012	+/- €1m	+/- €0.5m
	2011	+/- €2m	+/- €1m

154 CRH

22. Capital and Financial Risk Management | continued

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

The following table demonstrates the sensitivity of (loss)/profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in the United States. The impact on (loss)/profit before tax is based on changing the €/US$ exchange rate used in calculating (loss)/profit before tax for the period. The impact on total equity and financial instruments is calculated by changing the €/US$ exchange rate used in measuring the closing balance sheet.

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%

Impact on (loss)/profit before tax	2013	-/+ €14m	-/+ €7m
	2012	-/+ €14m	-/+ €7m
	2011	-/+ €8m	-/+ €4m

Impact on total equity*	2013	-/+ €215m	-/+ €110m
	2012	-/+ €210m	-/+ €108m
	2011	-/+ €203m	-/+ €104m

* Includes the impact on financial instruments which is as follows:	2013	+/- €70m	+/- €36m
	2012	+/- €87m	+/- €45m
	2011	+/- €105m	+/- €54m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as cash equivalents (see note 23). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - generally counterparties have ratings of A2/A or higher from Moody’s/ Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to 5.5% of gross trade receivables (2012: 5.7%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 72% of the total trade receivables balance at the balance sheet date (2012: 75%); amounts receivable from related parties (notes 18 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. The Group’s corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group’s debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

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

CRH 155

22. Capital and Financial Risk Management | continued

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m

At 31 December 2013
Financial liabilities - cash outflows
Trade and other payables	2,754	140	20	22	22	128	3,086
Finance leases	3	2	1	6	1	2	15
Other interest-bearing loans and borrowings	955	353	1,203	-	472	2,445	5,428
Interest payments on finance leases	1	1	-	-	-	-	2
Interest payments on other interest-bearing loans and borrowings	263	214	178	134	116	318	1,223
Cross-currency swaps - gross cash outflows	2,196	327	-	-	-	-	2,523
Gross projected cash outflows	6,172	1,037	1,402	162	611	2,893	12,277

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(40)	(30)	(20)	(12)	(13)	(22)	(137)
Cross-currency swaps - gross cash inflows	(2,183)	(308)	-	-	-	-	(2,491)
Gross projected cash inflows	(2,223)	(338)	(20)	(12)	(13)	(22)	(2,628)

The equivalent disclosure for the prior year is as follows:

At 31 December 2012
Financial liabilities - cash outflows
Trade and other payables	2,775	145	41	13	21	118	3,113
Finance leases	3	3	1	1	6	3	17
Other interest-bearing loans and borrowings	634	905	350	1,257	1	1,457	4,604
Interest payments on finance leases	1	1	-	1	-	1	4
Interest payments on other interest-bearing loans and borrowings	284	224	176	138	93	264	1,179
Cross-currency swaps - gross cash outflows	2,201	29	343	8	-	-	2,581
Gross projected cash outflows	5,898	1,307	911	1,418	121	1,843	11,498

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(57)	(34)	(25)	(20)	(11)	(7)	(154)
Cross-currency swaps - gross cash inflows	(2,216)	(27)	(332)	(8)	-	-	(2,583)
Gross projected cash inflows	(2,273)	(61)	(357)	(28)	(11)	(7)	(2,737)

Commodity price risk

The fair value of derivatives used to hedge future energy costs was €4 million unfavourable as at the balance sheet date (2012: €2 million unfavourable).

23. Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 22.

Cash and cash equivalents, are included in the Consolidated Balance Sheet and Consolidated Statement of Cash Flows at fair value and, are analysed as follows:

	2013	2012
	€m	€m
Cash at bank and in hand	582	604
Investments (short-term deposits)	1,958	1,143
Total	2,540	1,747

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

156 CRH

24. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding

	2013 €m	2012 €m
Bank overdrafts	40	54
Bank loans	28	48
Finance leases	15	17
Bonds and private placements	5,439	4,670
Other	18	19
Interest-bearing loans and borrowings*	5,540	4,808

*	Including loans of €1 million (2012: €3 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2013		As at 31 December 2012
	Loans and borrowings €m	Undrawn committed facilities** €m	Loans and borrowings €m	Undrawn committed facilities** €m

Within one year	961	-	647	150
Between one and two years	349	40	928	-
Between two and three years	1,240	1,625	347	40
Between three and four years	4	85	1,314	1,626
Between four and five years	506	200	5	-
After five years	2,480	-	1,567	1
Total	5,540	1,950	4,808	1,817

**

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2013.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5.5 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2012: €4.8 billion), €270 million in respect of letters of credit (2012: €289 million) and €nil million in respect of other obligations (2012: €7 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2013 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts) Regulations, 1993 respectively.

Lender covenants

The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. Calculations for financial covenants are completed for twelve month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)

Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2013 the ratio was 6.3 times (2012: 6.5 times; 2011: 7.4 times);

(2)

Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2012: €5.1 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2013 net worth (as defined in the relevant agreement) was €10.9 billion (2012: €11.8 billion).

CRH 157

25. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m

At 31 December 2013

Derivative assets
Within one year - current assets	9	-	8	-	17

Between one and two years	-	-	-	-	-
Between two and three years	30	-	-	-	30
Between three and four years	-	-	-	-	-
Between four and five years	28	-	-	-	28
After five years	-	-	-	5	5
Non-current assets	58	-	-	5	63

Total derivative assets	67	-	8	5	80

Derivative liabilities
Within one year - current liabilities	-	(2)	(17)	-	(19)

Between one and two years	-	(21)	-	-	(21)
Between two and three years	-	(1)	-	-	(1)
Between three and four years	-	(1)	-	-	(1)
Between four and five years	-	-	-	-	-
After five years	(11)	-	-	-	(11)
Non-current liabilities	(11)	(23)	-	-	(34)

Total derivative liabilities	(11)	(25)	(17)	-	(53)

Net asset arising on derivative financial instruments	56	(25)	(9)	5	27

The equivalent disclosure for the prior year is as follows:

At 31 December 2012

Derivative assets
Within one year - current assets	48	-	4	-	52

Between one and two years	24	-	-	-	24
Between two and three years	-	-	-	-	-
Between three and four years	45	-	-	-	45
Between four and five years	-	-	-	-	-
After five years	51	-	-	-	51
Non-current assets	120	-	-	-	120

Total derivative assets	168	-	4	-	172

Derivative liabilities
Within one year - current liabilities	-	(1)	(5)	-	(6)

Between one and two years	-	(1)	-	-	(1)
Between two and three years	-	(13)	-	-	(13)
Between three and four years	-	-	-	-	-
Between four and five years	-	-	-	-	-
After five years	-	-	-	-	-
Non-current liabilities	-	(14)	-	-	(14)

Total derivative liabilities	-	(15)	(5)	-	(20)

Net asset arising on derivative financial instruments	168	(15)	(1)	-	152

158 CRH

25. Derivative Financial Instruments | continued

At 31 December 2013 and 2012, the Group had no master netting or similar arrangements, collateral posting requirements, and enforceable right of set-off agreements with any of its derivative counterparts.

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/ liability fair values due to interest rate and foreign exchange rate movements.

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

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2013 €m	2012 €m	2011 €m

Cash flow hedges - ineffectiveness	-	(3)	2
Fair value of hedge instruments	(68)	(16)	12
Fair value of the hedged items	71	21	(17)

Components of other comprehensive income - cash flow hedges

(Losses)/gains arising during the year:
- commodity forward contracts	(2)	-	(4)
- interest rate swaps	-	-	(1)

Reclassification adjustments for losses/(gains) included in:
- the Consolidated Income Statement	-	1	(2)
Total	(2)	1	(7)

Fair value hierarchy		2013	2012
		Level 2 €m	Level 2 €m

Assets measured at fair value
Fair value hedges - cross currency and interest rate swaps		67	168
Net investment hedges - cross currency swaps		8	4
Not designated as hedges (held-for-trading) - interest rate swaps		5	-
Total		80	172

Liabilities measured at fair value
Fair value hedges - cross currency and interest rate swaps		(11)	-
Cash flow hedges - cross currency, interest rate swaps and commodity forwards		(25)	(15)
Net investment hedges - cross currency swaps		(17)	(5)
Total		(53)	(20)

At 31 December 2013 and 2012 there were no derivatives valued using Level 1 or Level 3 fair value techniques. Valuation methods for Levels 1, 2 and 3 are described in the “fair value hierarchy” section of the accounting policies on page 130.

CRH 159

26. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition (note 31) €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding €m	At 31 December €m

31 December 2013
Insurance (i)	191	(7)	-	42	(50)	-	(4)	9	181
Environment and remediation (ii)	82	(1)	5	6	(4)	-	(4)	3	87
Rationalisation and redundancy (iii)	26	-	5	55	(38)	-	(6)	1	43
Other (iv)	67	(1)	4	14	(11)	-	(6)	2	69
Total	366	(9)	14	117	(103)	-	(20)	15	380

Analysed as:
Non-current liabilities	256								231
Current liabilities	110								149
Total	366								380

The equivalent disclosure for the prior year is as follows:

31 December 2012
Insurance (i)	199	(2)	-	51	(45)	-	(22)	10	191
Environment and remediation (ii)	85	-	-	2	(4)	(1)	(2)	2	82
Rationalisation and redundancy (iii)	13	-	-	48	(35)	-	(1)	1	26
Other (iv)	68	-	1	15	(8)	-	(11)	2	67
Total	365	(2)	1	116	(92)	(1)	(36)	15	366

Analysed as:
Non-current liabilities	244								256
Current liabilities	121								110
Total	365								366

(i)

This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of six years (2012: six years).

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

(iii)

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2013, €55 million (2012: €48 million; 2011: €26 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2012: one to two years).

(iv)

This includes provisions relating to guarantees and warranties of €14 million (2012: €13 million) throughout the Group at 31 December 2013. The Group expects that these provisions will be utilised within two years of the balance sheet date (2012: two to three years).

Discount rate sensitivity analysis

All non-current provisions are discounted at a rate of 5% (2012: 5%; 2011: 5%), consistent with the average effective interest rate for the Group’s borrowings. There is no impact (2012: €1 million; 2011: €nil million) on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant.

160 CRH

27. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2013 €m	2012 €m

Reported in balance sheet after offset
Deferred tax liabilities	1,166	1,232
Deferred tax assets	(107)	(191)
Net deferred income tax liability	1,059	1,041

Deferred income tax assets (deductible temporary differences)
Deficits on Group retirement benefit obligations (note 28)	74	135
Revaluation of derivative financial instruments to fair value	15	21
Tax loss carryforwards	98	129
Share-based payment expense	2	1
Provisions for liabilities and working capital-related items	144	181
Other deductible temporary differences	38	47
Total	371	514

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €712 million (2012: €357 million). The vast majority will expire post 2018 (2012: 2017).

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	1,400	1,522
Revaluation of derivative financial instruments to fair value	13	15
Rolled-over capital gains	17	18
Total	1,430	1,555

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability
At 1 January	1,041	1,062
Translation adjustment	(37)	(15)
Net expense for the year (note 11)	4	7
Arising on acquisition (note 31)	8	9
Disposal (note 5)	-	1
Movement in deferred tax asset on Group retirement benefit obligations	43	(23)
At 31 December	1,059	1,041

CRH 161

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

All funded defined benefit schemes are administered by separate funds that are legally separate from the Group under the jurisdiction of Trustees. Each of the Group’s schemes operate under broadly similar regulatory frameworks. The Trustees of the various pension funds in existence across the Group are required by law and by their articles of association to act in the best interests of the scheme participants and are responsible for the definition of investment strategy and for scheme administration. The level of benefits available to members depends on length of service and either their average salary over their period of employment or their salary in the final years leading up to retirement. The Group’s pension schemes in Switzerland are contribution-based schemes with guarantees to provide further contributions in the event that certain targets are not met largely in relation to investment return and the annuity conversion factor on retirement.

Provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and for long-term service commitments in respect of certain employees in the Eurozone and Switzerland. These obligations are unfunded in nature and the required disclosures form part of this note.

Defined benefit pension schemes - principal risks

Through its defined benefit pension schemes and post-retirement healthcare plans, the Group is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility: Under IFRS, the assets of the Group’s defined benefit pension schemes are reported at fair value (using bid prices, where relevant). The majority of the schemes’ assets comprise of equities, bonds and property all of which may fluctuate significantly in value from period to period. Given that liabilities are discounted to present value based on bond yields and that bond prices are inversely related to yields, an increase in the liability discount rate (which would reduce liabilities) would reduce bond values though not necessarily by an equal magnitude.

Given the maturity of certain of the Group’s funded defined benefit pension schemes, de-risking frameworks have been introduced to mitigate deficit volatility and enable better matching of investment returns with the cash outflows related to benefit obligations. These frameworks entail the usage of asset-liability matching techniques whereby triggers are set for the conversion of equity holdings into bonds of similar average duration to the relevant liabilities.

Discount rates: The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. Changes in discount rates impact the quantum of liabilities as discussed above.

Inflation risk: Some of the Group’s pension obligations have an inflation linkage; higher inflation will lead to higher liabilities (although in most cases, caps on the level of inflationary increases are in place to protect the scheme against extreme inflation).

Longevity risk: In the majority of cases, the Group’s defined benefit pension schemes provide benefits for life with spousal and dependent child reversionary provisions; increases in life expectancy will therefore give rise to higher liabilities.

Financial assumptions - scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31 December 2013, 31 December 2012 and 31 December 2011 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	%	%	%	%	%	%	%	%	%	%	%	%

Rate of increase in:
- salaries	4.00	4.00	4.00	4.30	4.00	4.00	2.25	2.25	2.25	3.50	3.50	3.50
- pensions in payment	2.00	2.00	2.00	3.30-3.50	3.00-3.40	3.00-3.40	0.25	0.25	0.25	-	-	-
Inflation	2.00	2.00	2.00	3.30	3.00	3.00	1.25	1.25	1.25	2.00	2.00	2.00
Discount rate	3.70	3.80	5.00	4.60	4.50	4.70	2.35	1.85	2.35	4.70	3.75	4.60
Medical cost trend rate	n/a	n/a	5.25	n/a	n/a	n/a	n/a	n/a	n/a	7.40	6.25	7.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represent actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group’s schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland			Britain and Northern Ireland			Switzerland
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Current retirees
- male	22.7	22.6	22.5	23.2	23.2	22.7	21.3	19.7	19.6
- female	24.9	24.4	24.1	25.7	25.8	25.3	23.8	22.0	21.9

Future retirees
- male	25.7	25.7	25.3	25.5	24.8	24.1	23.5	19.7	19.6
- female	26.7	26.7	26.5	28.2	27.4	26.7	25.9	22.0	21.9

The above data allow for future improvements in life expectancy.

162 CRH

28. Retirement Benefit Obligations | continued

Impact on Consolidated Income Statement

The total retirement benefit expense in the Consolidated Income Statement is as follows:

	2013	2012	2011
	€m	€m	€m
Total defined contribution expense	149	142	134
Total defined benefit expense	52	39	37
Total expense in Consolidated Income Statement	201	181	171

At 31 December 2013, €34 million (2012: €38 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Charged in arriving at Group profit before finance costs:
Current service cost	11	7	11	13	14	13	27	25	21	-	(2)	1	51	44	46
Administration expenses	1	-	-	1	2	1	1	-	-	-	-	-	3	2	1
Past service costs	(6)	(33)	(15)	(3)	-	(15)	(15)	1	-	-	-	-	(24)	(32)	(30)
Subtotal	6	(26)	(4)	11	16	(1)	13	26	21	-	(2)	1	30	14	17

Included in finance income and finance costs respectively:
Interest income on scheme assets	(27)	(29)	(33)	(26)	(26)	(25)	(12)	(16)	(17)	(6)	(7)	(8)	(71)	(78)	(83)
Interest cost on scheme liabilities	39	44	44	30	31	30	14	17	18	10	11	11	93	103	103
Net interest expense	12	15	11	4	5	5	2	1	1	4	4	3	22	25	20
Net charge to Consolidated Income Statement	18	(11)	7	15	21	4	15	27	22	4	2	4	52	39	37

Past service costs include curtailment and settlement gains. During 2013, the Group implemented changes to the terms of a number of its defined benefit pension schemes in Switzerland giving rise to a curtailment gain of €15 million.

No reimbursement rights have been recognised as assets in accordance with IAS19 Employee Benefits.

Reconciliation of scheme assets (bid value)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

At 1 January	710	551	597	525	661	628	174	159	2,142	1,863
Movement in year
Administration expenses	(1)	-	(1)	(2)	(1)	-	-	-	(3)	(2)
Past service costs	-	(3)	-	-	-	-	-	(1)	-	(4)
Interest income on scheme assets	27	29	26	26	12	16	6	7	71	78
Return on scheme assets excluding interest income	30	57	44	35	25	32	9	10	108	134
Employer contributions paid	70	114	28	20	17	18	9	14	124	166
Contributions paid by plan participants	3	3	-	-	10	11	-	-	13	14
Benefit and settlement payments	(49)	(41)	(21)	(19)	(31)	(33)	(11)	(11)	(112)	(104)
Disposals	-	-	-	-	-	(15)	-	-	-	(15)
Translation adjustment	-	-	(11)	12	(10)	4	(8)	(4)	(29)	12
At 31 December	790	710	662	597	683	661	179	174	2,314	2,142

CRH 163

28. Retirement Benefit Obligations | continued

Reconciliation of actuarial value of liabilities

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

At 1 January	(1,054)	(896)	(705)	(652)	(765)	(702)	(271)	(249)	(2,795)	(2,499)
Movement in year
Current service cost	(11)	(7)	(13)	(14)	(27)	(25)	-	2	(51)	(44)
Past service costs	6	36	3	-	15	(1)	-	1	24	36
Interest cost on scheme liabilities	(39)	(44)	(30)	(31)	(14)	(17)	(10)	(11)	(93)	(103)
Remeasurements
- experience variations	23	(4)	2	11	17	7	-	(1)	42	13
- actuarial (loss)/gain from changes in financial assumptions	(16)	(175)	(13)	(23)	64	(60)	30	(30)	65	(288)
- actuarial loss from changes in demographic assumptions	-	(2)	(2)	-	(51)	(3)	-	-	(53)	(5)
Contributions paid by plan participants	(3)	(3)	-	-	(10)	(11)	-	-	(13)	(14)
Benefit and settlement payments	49	41	21	19	31	33	11	11	112	104
Disposals	-	-	-	-	-	19	-	-	-	19
Translation adjustment	-	-	14	(15)	13	(5)	11	6	38	(14)
At 31 December	(1,045)	(1,054)	(723)	(705)	(727)	(765)	(229)	(271)	(2,724)	(2,795)

Recoverable deficit in schemes	(255)	(344)	(61)	(108)	(44)	(104)	(50)	(97)	(410)	(653)
Related deferred income tax asset	39	51	6	25	9	21	20	38	74	135
Net pension liability	(216)	(293)	(55)	(83)	(35)	(83)	(30)	(59)	(336)	(518)

During the year, settlement payments of €11 million (2012: €nil million) were made in respect of some of the Group’s schemes in the Eurozone (€7 million) and Switzerland (€4 million).

Split of scheme liabilities - funded and unfunded

Funded defined benefit pension schemes	(999)	(1,009)	(723)	(705)	(722)	(760)	(219)	(260)	(2,663)	(2,734)
Unfunded defined benefit pension schemes	(40)	(39)	-	-	-	-	(7)	(7)	(47)	(46)
Total - defined benefit pension schemes	(1,039)	(1,048)	(723)	(705)	(722)	(760)	(226)	(267)	(2,710)	(2,780)
Post-retirement healthcare obligations (unfunded)	-	-	-	-	-	-	(3)	(4)	(3)	(4)
Long-term service commitments (unfunded)	(6)	(6)	-	-	(5)	(5)	-	-	(11)	(11)
Actuarial value of liabilities (present value)	(1,045)	(1,054)	(723)	(705)	(727)	(765)	(229)	(271)	(2,724)	(2,795)

Sensitivity analysis

The impact of a movement (as indicated below) in the principal actuarial assumptions would be as follows:

		Eurozone 2013 €m	Britain and Northern Ireland 2013 €m	Switzerland 2013 €m	United States 2013 €m	Total Group 2013 €m

Scheme liabilities at 31 December 2013		(1,045)	(723)	(727)	(229)	(2,724)

Revised liabilities
Discount rate	Decrease by 0.25%	(1,088)	(759)	(757)	(236)	(2,840)
Inflation rate	Increase by 0.25%	(1,086)	(750)	(727)	(229)	(2,792)
Life expectancy	Increase by 1 year	(1,072)	(745)	(741)	(234)	(2,792)

The above sensitivity analysis is derived through changing the individual assumption while holding all other assumptions constant.

164 CRH

28. Retirement Benefit Obligations | continued

Split of scheme assets

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Investments quoted in active markets
Equity instruments:
- Developed markets	262	343	340	294	229	190	92	91	923	918
- Emerging markets	12	10	53	39	-	-	-	-	65	49
Debt instruments:
- Non Government debt instruments	29	26	139	137	210	176	26	21	404	360
- Government debt instruments	390	220	69	72	58	48	51	50	568	390
Property	29	27	43	41	68	67	-	-	140	135
Cash and cash equivalents	47	72	1	7	2	2	4	3	54	84
Investment funds	12	-	9	5	-	-	6	8	27	13
Assets held by insurance company	-	-	-	-	5	4	-	1	5	5

Unquoted investments
Property	2	2	-	-	68	66	-	-	70	68
Cash and cash equivalents	4	4	2	1	31	89	-	-	37	94
Investment funds	-	-	6	-	-	-	-	-	6	-
Assets held by insurance company	3	6	-	1	12	19	-	-	15	26
Total	790	710	662	597	683	661	179	174	2,314	2,142

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in Ireland and Britain (minimum funding requirements), additional annual contributions and lump-sum payments are required to certain of the schemes in place in those jurisdictions. The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The dates of the actuarial valuations range from December 2010 to December 2013.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes.

The maturity profile of the Group’s contracted payments (on a discounted basis) to certain schemes in the Eurozone (Ireland) and Britain and Northern Ireland is as follows:

	Eurozone			Britain and Northern Ireland			Total Group
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Within one year	18	18	-	7	18	8	25	36	8
Between one and two years	17	17	-	7	7	8	24	24	8
Between two and three years	16	16	-	7	6	8	23	22	8
Between three and four years	16	16	-	6	6	7	22	22	7
Between four and five years	15	15	-	6	6	7	21	21	7
After five years	-	15	-	47	41	43	47	56	43
	82	97	-	80	84	81	162	181	81

Employer contributions payable in the 2014 financial year including minimum funding payments (expressed using year-end exchange rates for 2013) are estimated at €115 million.

Average duration and scheme composition

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Average duration of defined benefit obligation (years)	15.9	16.9	15.6	18.1	20.8	20.4	16.0	16.0	17.0	13.3	13.2	12.8

Allocation of defined benefit obligation by participant:
Active plan participants	39%	40%	47%	27%	28%	32%	86%	87%	88%	36%	38%	40%
Deferred plan participants	20%	20%	11%	34%	34%	36%	-	-	-	30%	30%	30%
Retirees	41%	40%	42%	39%	38%	32%	14%	13%	12%	34%	32%	30%

CRH 165

29. Share Capital and Reserves

	2013		2012
Equity Share Capital	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)

Authorised
At 1 January 2013 and 31 December 2013 (€m)	320	20	320	20

Number of Shares at 1 January 2013 and 31 December 2013 (‘000s)	1,000,000	1,000,000	1,000,000	1,000,000

Allotted, called-up and fully paid
At 1 January (€m)	235	14	233	14
Issue of scrip shares in lieu of cash dividends (iii)	2	-	2	-
At 31 December (€m)	237	14	235	14

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:

At 1 January	733,821	733,821	727,897	727,897
Issue of scrip shares in lieu of cash dividends (iii)	5,410	5,410	5,924	5,924
At 31 December	739,231	739,231	733,821	733,821

(i)	The Ordinary Shares represent 93.68% of the total issued share capital.

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

Share option schemes

Details of share options granted under the Company’s share option schemes and the terms attaching thereto are provided in note 8 to the financial statements and on page 94 of the Directors’ Remuneration Report.

	Number of Shares
	2013	2012

Options exercised during the year (satisfied by the reissue of Treasury Shares)	1,310,187	1,163,827

Share participation schemes

As at 31 December 2013, 7,386,047 (2012: 7,272,632) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2013, the appropriation of 113,415 shares was satisfied by the reissue of Treasury Shares (2012: 154,045). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 8.

Restricted Share Plan

During the year, the Employee Benefit Trust purchased 391,250 shares on behalf of CRH plc in respect of awards under the 2013 Restricted Share Plan.

The nominal value of own shares, on which dividends have been waived by the Trustees of the 2013 Restricted Share Plan, amounted to €0.1 million at 31 December 2013.

(iii)	Issue of scrip shares in lieu of cash dividends:

	Number of Shares			Price per Share
	2013	2012	2011	2013	2012	2011

May 2013 - Final 2012 dividend (2012: Final 2011 dividend; 2011: Final 2010 dividend)	2,011,165	2,653,368	6,950,139	€17.01	€15.40	€15.35
October 2013 - Interim 2013 dividend (2012: Interim 2012 dividend; 2011: Interim 2011 dividend)	3,398,992	3,270,169	2,438,854	€15.79	€14.27	€11.50
Total	5,410,157	5,923,537	9,388,993

166 CRH

29. Share Capital and Reserves | continued

Preference Share Capital	5% Cumulative Preference Shares of €1.27 each (iv)		7% ‘A’ Cumulative Preference Shares of €1.27 each (v)
	Number of Shares (‘000s)	€m	Number of Shares (‘000s)	€m

Authorised
At 1 January 2013 and 31 December 2013	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2013 and 31 December 2013	50	-	872	1

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

Treasury Shares/own shares	2013 €m	2012 €m

At 1 January	(146)	(183)
Treasury Shares/own shares reissued	34	37
Shares acquired by Employee Benefit Trust (own shares)	(6)	-
At 31 December	(118)	(146)

As at the balance sheet date, the total number of Treasury Shares held was 5,951,104 (2012: 7,374,706); the nominal value of these shares was €2 million (2012: €3 million). During the year ended 31 December 2013, 1,423,602 shares were reissued (2012: 1,317,872) to satisfy exercises and appropriations under the Group’s share option and share participation schemes. These reissued Treasury Shares were previously purchased at an average price of €24.08 (2012: €24.11). No Treasury Shares were purchased during 2013 or 2012.

Reconciliation of shares issued to net proceeds	2013 €m	2012 €m	2011 €m

Shares issued at nominal amount:
- scrip shares issued in lieu of cash dividends	2	2	3
Premium on shares issued	86	86	132
Total value of shares issued	88	88	135
Issue of scrip shares in lieu of cash dividends (note 12)	(88)	(88)	(135)
Net proceeds from issue of shares	-	-	-

Share Premium		2013 €m	2012 €m

At 1 January		4,133	4,047
Premium arising on shares issued		86	86
At 31 December		4,219	4,133

30. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2013 €m	2012 €m	2011 €m

Within one year	301	270	251
After one year but not more than five years	596	653	615
More than five years	357	398	384
	1,254	1,321	1,250

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

CRH 167

31. Business Combinations

The principal acquisitions completed during the year ended 31 December 2013 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Materials: Spain: Cementos Lemona (99%, 25 February); United Kingdom: Southern Cement (25 February), assets of Cemex in Northern Ireland (13 May) and the cement import facilities of Dudman (31 May); Ukraine: Mykolaiv Cement (99%, 25 September).

Europe Products: Belgium: assets of Echo NV (24 April).

Europe Distribution: Belgium: Halschoor (4 January); the Netherlands: Van Buren (9 January); France: 4 Wolseley locations (1 October).

Americas Materials: Colorado: selected assets of Lafarge in the Western Slopes (3 July); Michigan: Rockwood quarry (10 May) and assets of Waterland Trucking Service (10 May); Mississippi: assets of Rogers Group (3 July); New York: selected assets of Dutchess Quarry and Supply (18 March); Oregon: selected assets of Cemex (15 February) and Turner Gravel (18 November); Pennsylvania: Miller reserves (26 March); West Virginia: Sugarland reserves (17 May).

Americas Products: Canada: Expocrete (18 March); North and South Carolina: concrete product assets of Cemex (8 April); Pennsylvania: assets of Modern Precast Concrete (25 January); Wisconsin: Harmony Outdoor Living (21 March).

Americas Distribution: Florida: assets of Fogleman Builders Supply (3 October); Maryland: assets of Eldersburg Supply (1 April, also Washington DC); Texas: certain assets of JEH Company (18 September).

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2013 €m	2012 €m	2011 €m

Assets
Non-current assets
Property, plant and equipment	342	253	339
Intangible assets	39	65	29
Equity accounted investments	2	-	-
Deferred income tax assets	-	10	2
Total non-current assets	383	328	370

Current assets
Inventories	41	98	53
Trade and other receivables (i)	53	103	62
Cash and cash equivalents	11	19	24
Total current assets	105	220	139

Liabilities
Trade and other payables	(80)	(57)	(49)
Provisions for liabilities (stated at net present cost)	(14)	(1)	(15)
Interest-bearing loans and borrowings and finance leases	(44)	(42)	(47)
Current income tax liabilities	-	(3)	-
Deferred income tax liabilities	(8)	(19)	(29)
Total liabilities	(146)	(122)	(140)

Total identifiable net assets at fair value	342	426	369

Goodwill arising on acquisition (ii)	169	162	207

Excess of fair value of identifiable net assets over consideration paid (ii)	(2)	-	(5)

Non-controlling interests*	(1)	-	2
Total consideration	508	588	573

Consideration satisfied by:
Cash payments	347	437	531
Asset exchange (note 5)	144	-	-
Deferred consideration (stated at net present cost)	4	75	14
Contingent consideration (iii)	13	76	28
Total consideration	508	588	573

* Measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

Net cash outflow arising on acquisition
Cash consideration	347	437	531
Less: cash and cash equivalents acquired	(11)	(19)	(24)
Total	336	418	507

168 CRH

31. Business Combinations | continued

None of the acquisitions completed during the financial years 2013, 2012 or 2011 were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)

The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €57 million (2012: €106 million; 2011: €65 million). The fair value of these receivables is €53 million (all of which is expected to be recoverable) (2012: €103 million; 2011: €62 million) and is inclusive of an aggregate allowance for impairment of €4 million (2012: €3 million; 2011: €3 million).

(ii)

The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €49 million of the goodwill recognised in respect of acquisitions completed in 2013 is expected to be deductible for tax purposes (2012: €106 million). An excess of fair value of identifiable net assets over consideration of €2 million arose during the year and is included in operating costs in note 3.

(iii)

The fair value of contingent consideration recognised is €13 million (including adjustments to prior year acquisitions of €11 million). On an undiscounted basis, the corresponding future payments on current year acquisitions for which the Group may be liable range from €nil million to a maximum of €7 million.

Acquisition-related costs amounting to €2 million (2012: €4 million; 2011: €3 million) have been included in operating costs in the Consolidated Income Statement (note 3).

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustments €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value €m

Non-current assets	257	106	-	20	383
Current assets	130	(12)	(2)	(11)	105
Liabilities	(107)	(34)	-	(5)	(146)
Identifiable net assets acquired	280	60	(2)	4	342
Non-controlling interests	(2)	1	-	-	(1)
Goodwill arising on acquisition (see (ii) above)	224	(61)	2	2	167
Total consideration	502	-	-	6	508
The adjustments to provisional fair values above relate principally to our acquisition of Trap Rock Industries in December 2012. The equivalent disclosure for 2012 is as follows:

Non-current assets	178	155	-	(4)	329
Current assets	217	2	-	-	219
Liabilities	(95)	(19)	(1)	(7)	(122)
Identifiable net assets acquired	300	138	(1)	(11)	426
Goodwill arising on acquisition	287	(138)	1	12	162
Total consideration	587	-	-	1	588
The equivalent disclosure for 2011 is as follows:
Non-current assets	221	151	-	(2)	370
Current assets	146	-	(1)	(6)	139
Liabilities	(127)	(23)	-	10	(140)
Identifiable net assets acquired	240	128	(1)	2	369
Non-controlling interests	-	-	-	2	2
Goodwill arising on acquisition	327	(128)	1	2	202
Total consideration	567	-	-	6	573

CRH 169

31. Business Combinations | continued

The following table analyses the 25 acquisitions (2012: 32 acquisitions; 2011: 43 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of Acquisitions			Goodwill			Consideration
	2013	2012	2011	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m

Europe Materials	5	2	5	80	26	99	256	58	213
Europe Products	1	4	4	-	68	4	9	151	9
Europe Distribution	3	3	5	10	8	8	15	40	26
Americas Materials	9	14	19	19	34	55	76	226	214
Americas Products	4	9	4	48	14	5	124	112	28
Americas Distribution	3	-	6	8	-	29	22	-	77
Group totals	25	32	43	165	150	200	502	587	567
Adjustments to provisional fair values of prior year acquisitions							6	1	6

Total consideration							508	588	573

The post-acquisition impact of acquisitions completed during the year on the Group’s result for the financial year was as follows:

							2013 €m	2012 €m	2011 €m

Revenue							306	270	157
Cost of sales							(232)	(201)	(111)
Gross profit							74	69	46
Operating costs							(63)	(56)	(30)
Group operating profit							11	13	16
Profit on disposals							-	-	(1)
Profit before finance costs							11	13	15
Finance costs (net)							(3)	(2)	(4)
Profit before tax							8	11	11
Income tax expense							(2)	(4)	(3)
Group profit for the financial year							6	7	8

The revenue and result of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2013
	2013 acquisitions €m	CRH Group excluding 2013 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2012 €m

Revenue	434	17,725	18,159	19,054
Group (loss)/profit for the financial year	1	(301)	(300)	571

	Pro-forma 2012
	2012 acquisitions €m	CRH Group excluding 2012 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2011 €m

Revenue	669	18,385	19,054	18,389
Group profit for the financial year	25	546	571	590

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

170 CRH

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 124 to 130. The Group’s principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 to the Annual Report.

Sales to and purchases from joint ventures are immaterial in 2013 and 2012. Loans extended by the Group to joint ventures and associates (see note 16) are included in financial assets. Sales to and purchases from associates during the financial year ended 31 December 2013 amounted to €24 million (2012: €21 million; 2011: €25 million) and €411 million (2012: €446 million; 2011: €488 million) respectively. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with joint ventures and associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (as disclosed in note 16) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company.

Key management remuneration amounted to:

	2013 €m	2012 €m	2011 €m
Short-term benefits	7	6	6
Post-employment benefits	2	2	2
Share-based payments - calculated in accordance with the principles disclosed in note 8	2	2	2
Total	11	10	10

Other than these compensation entitlements, there were no other transactions involving key management personnel.

33. Supplemental Guarantor Information

The following consolidating information presents Condensed Balance Sheets as at 31 December 2013 and 2012 and Condensed Group Income Statements and Group Cash Flows for the years ended 31 December 2013, 2012 and 2011 of the Company and CRH America, Inc. as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRH America, Inc. is 100% owned by the company. The Guarantees of the Guarantor are full and unconditional.

CRH America Inc. (the “Issuer”) has the following notes which are fully and unconditionally guaranteed by CRH plc (the “Guarantor”):

US$350 million 4.125% Notes due 2016	– listed on the New York Stock Exchange
US$1,250 million 6.000% Notes due 2016	– listed on the New York Stock Exchange
US$650 million 8.125% Notes due 2018	– listed on the New York Stock Exchange
US$400 million 5.75% Notes due 2021	– listed on the New York Stock Exchange
US$300 million 6.40% Notes due 2033	– listed on the Irish Stock Exchange

CRH 171

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2013

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

ASSETS
Non-current assets
Property, plant and equipment	-	-	7,539	-	7,539
Intangible assets	-	-	3,911	-	3,911
Subsidiaries	4,603	183	1,682	(6,468)	-
Investments accounted for using the equity method	-	-	1,340	-	1,340
Advances to subsidiaries and parent undertakings	-	3,469	-	(3,469)	-
Other financial assets	-	-	23	-	23
Other receivables	-	-	93	-	93
Derivative financial instruments	-	58	5	-	63
Deferred income tax assets	-	-	107	-	107
Total non-current assets	4,603	3,710	14,700	(9,937)	13,076

Current assets
Inventories	-	-	2,254	-	2,254
Trade and other receivables	-	9	2,507	-	2,516
Advances to subsidiaries and parent undertakings	6,394	-	1,453	(7,847)	-
Current income tax recoverable	-	-	26	-	26
Derivative financial instruments	-	-	17	-	17
Cash and cash equivalents	175	174	2,191	-	2,540
Total current assets	6,569	183	8,448	(7,847)	7,353
Total assets	11,172	3,893	23,148	(17,784)	20,429

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	251	-	-	-	251
Preference share capital	1	-	-	-	1
Share premium account	4,219	1,747	(76)	(1,671)	4,219
Treasury Shares and own shares	(118)	-	-	-	(118)
Other reserves	197	-	197	(197)	197
Foreign currency translation reserve	(542)	-	-	-	(542)
Retained income	5,654	(334)	4,934	(4,600)	5,654
	9,662	1,413	5,055	(6,468)	9,662
Non-controlling interests	-	-	24	-	24
Total equity	9,662	1,413	5,079	(6,468)	9,686

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,279	2,300	-	4,579
Derivative financial instruments	-	-	34	-	34
Deferred income tax liabilities	-	-	1,166	-	1,166
Other payables	-	-	289	-	289
Advances from subsidiary and parent undertakings	-	-	3,469	(3,469)	-
Retirement benefit obligations	-	-	410	-	410
Provisions for liabilities	-	-	231	-	231
Total non-current liabilities	-	2,279	7,899	(3,469)	6,709

Current liabilities
Trade and other payables	-	54	2,700	-	2,754
Advances from subsidiary and parent undertakings	1,453	-	6,394	(7,847)	-
Current income tax liabilities	-	-	151	-	151
Interest-bearing loans and borrowings	57	147	757	-	961
Derivative financial instruments	-	-	19	-	19
Provisions for liabilities	-	-	149	-	149
Total current liabilities	1,510	201	10,170	(7,847)	4,034
Total liabilities	1,510	2,480	18,069	(11,316)	10,743
Total equity and liabilities	11,172	3,893	23,148	(17,784)	20,429

172 CRH

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2012

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

ASSETS
Non-current assets
Property, plant and equipment	-	-	7,971	-	7,971
Intangible assets	-	-	4,267	-	4,267
Subsidiaries	5,115	150	1,682	(6,947)	-
Investments accounted for using the equity method	-	-	1,422	-	1,422
Advances to subsidiaries and parent undertakings	-	3,806	-	(3,806)	-
Other financial assets	-	-	34	-	34
Other recievables	-	-	83	-	83
Derivative financial instruments	-	88	32	-	120
Deferred income tax assets	-	-	191	-	191
Total non-current assets	5,115	4,044	15,682	(10,753)	14,088

Current assets
Inventories	-	-	2,333	-	2,333
Trade and other receivables	-	13	2,507	-	2,520
Advances to subsidiaries and parent undertakings	6,394	-	1,126	(7,520)	-
Asset held for sale	-	-	143	-	143
Current income tax recoverable	-	-	17	-	17
Derivative financial instruments	-	16	36	-	52
Cash and cash equivalents	172	570	1,005	-	1,747
Total current assets	6,566	599	7,167	(7,520)	6,812
Total assets	11,681	4,643	22,849	(18,273)	20,900

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	249	-	-	-	249
Preference share capital	1	-	-	-	1
Share premium account	4,133	1,747	236	(1,983)	4,133
Treasury Shares and own shares	(146)	-	-	-	(146)
Other reserves	182	-	182	(182)	182
Foreign currency translation reserve	(169)	-	-	-	(169)
Retained income	6,303	(302)	5,084	(4,782)	6,303
	10,553	1,445	5,502	(6,947)	10,553
Non-controlling interests	-	-	36	-	36
Total equity	10,553	1,445	5,538	(6,947)	10,589

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,572	1,589	-	4,161
Derivative financial instruments	-	-	14	-	14
Deferred income tax liabilities	-	-	1,232	-	1,232
Other payables	-	-	277	-	277
Advances from subsidiary and parent undertakings	-	-	3,806	(3,806)	-
Retirement benefit obligations	-	-	653	-	653
Provisions for liabilities	-	-	256	-	256
Total non-current liabilities	-	2,572	7,827	(3,806)	6,593

Current liabilities
Trade and other payables	-	59	2,716	-	2,775
Advances from subsidiary and parent undertakings	1,126	-	6,394	(7,520)	-
Current income tax liabilities	-	-	180	-	180
Interest-bearing loans and borrowings	2	567	78	-	647
Derivative financial instruments	-	-	6	-	6
Provisions for liabilities	-	-	110	-	110
Total current liabilities	1,128	626	9,484	(7,520)	3,718
Total liabilities	1,128	3,198	17,311	(11,326)	10,311
Total equity and liabilities	11,681	4,643	22,849	(18,273)	20,900

CRH 173

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2013
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Revenue	-	-	18,031	-	18,031
Cost of sales	-	-	(13,314)	-	(13,314)
Gross profit	-	-	4,717	-	4,717
Operating income/(costs)	3	-	(4,620)	-	(4,617)
Group operating profit	3	-	97	-	100
Profit on disposals	-	-	26	-	26
Profit before finance costs	3	-	123	-	126
Finance costs	-	(242)	(270)	250	(262)
Finance income	-	250	13	(250)	13
Other financial expense	-	-	(48)	-	(48)
Share of subsidiaries’ (loss)/profit before tax	(175)	33	-	142	-
Share of equity accounted investments’ loss	(44)	-	(44)	44	(44)
(Loss)/profit before tax	(216)	41	(226)	186	(215)
Income tax expense	(80)	(16)	(64)	80	(80)
Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

(Loss)/profit attributable to:
Equity holders of the Company	(296)	25	(291)	266	(296)
Non-controlling interests	-	-	1	-	1
Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

	Year ended 31 December 2012
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Revenue	-	-	18,084	-	18,084
Cost of sales	-	-	(13,161)	-	(13,161)
Gross profit	-	-	4,923	-	4,923
Operating income/(costs)	1,004	-	(5,122)	-	(4,118)
Group operating profit	1,004	-	(199)	-	805
Profit on disposals	2	-	228	-	230
Profit before finance costs	1,006	-	29	-	1,035
Finance costs	-	(205)	(279)	213	(271)
Finance income	-	213	15	(213)	15
Other financial expense	-	-	(49)	-	(49)
Share of subsidiaries’ profit before tax	(278)	28	-	250	-
Share of equity accounted investments’ loss	(84)	-	(84)	84	(84)
Profit before tax	644	36	(368)	334	646
Income tax expense	(106)	(14)	(92)	106	(106)
Group profit for the financial year	538	22	(460)	440	540

Profit attributable to:
Equity holders of the Company	538	22	(462)	440	538
Non-controlling interests	-	-	2	-	2
Group profit for the financial year	538	22	(460)	440	540

174 CRH

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2011
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Revenue	-	-	18,081	-	18,081
Cost of sales	-	-	(13,179)	-	(13,179)
Gross profit	-	-	4,902	-	4,902
Operating income/(costs)	39	-	(4,070)	-	(4,031)
Group operating profit	39	-	832	-	871
Profit on disposals	14	-	41	-	55
Profit before finance costs	53	-	873	-	926
Finance costs	-	(294)	(273)	305	(262)
Finance income	-	305	33	(305)	33
Other financial expense	-	-	(41)	-	(41)
Share of subsidiaries’ profit before tax	596	4	-	(600)	-
Share of associates’ profit	42	-	42	(42)	42
Profit before tax	691	15	634	(642)	698
Income tax expense	(111)	(39)	(72)	111	(111)
Group profit for the financial year	580	(24)	562	(531)	587

Profit attributable to:
Equity holders of the Company	580	(24)	555	(531)	580
Non-controlling interests	-	-	7	-	7
Group profit for the financial year	580	(24)	562	(531)	587

CRH 175

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2013
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Cash flows from operating activities
(Loss)/profit before tax	(216)	41	(226)	186	(215)
Finance costs (net)	-	(8)	305	-	297
Group share of subsidiaries’ profit before tax	175	(33)	-	(142)	-
Share of equity accounted investments’ result	44	-	44	(44)	44
Profit on disposals	-	-	(26)	-	(26)
Group operating profit	3	-	97	-	100
Depreciation charge	-	-	671	-	671
Amortisation of intangible assets	-	-	54	-	54
Impairment charge	-	-	650	-	650
Share-based payment expense	-	-	15	-	15
Other (primarily pension payments)	-	-	(96)	-	(96)
Net movement on working capital and provisions	-	1	76	-	77
Cash generated from operations	3	1	1,467	-	1,471
Interest paid (including finance leases)	-	(242)	(277)	250	(269)
Corporation tax paid	-	(16)	(94)	-	(110)
Net cash inflow/(outflow) from operating activities	3	(257)	1,096	250	1,092

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	-	-	122	-	122
Interest received	-	250	13	(250)	13
Dividends received from equity accounted investments	-	-	33	-	33
Purchase of property, plant and equipment	-	-	(497)	-	(497)
Advances from subsidiary and parent undertakings	299	179	-	(478)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(336)	-	(336)
Other investments and advances	-	-	(78)	-	(78)
Deferred and contingent acquisition consideration paid	-	-	(105)	-	(105)
Net cash inflow/(outflow) from investing activities	299	429	(848)	(728)	(848)

Cash flows from financing activities
Proceeds from exercise of share options	19	-	-	-	19
Acquisition of non-controlling interests	-	-	(13)	-	(13)
Advances to subsidiary and parent undertakings	-	-	(478)	478	-
Increase in interest-bearing loans, borrowings and finance leases	55	-	1,436	-	1,491
Net cash flow arising from derivative financial instruments	-	43	21	-	64
Treasury/own shares purchased	(6)	-	-	-	(6)
Repayment of interest-bearing loans, borrowings and finance leases	-	(601)	15	-	(586)
Dividends paid to equity holders of the Company	(367)	-	-	-	(367)
Dividends paid to non-controlling interests	-	-	(1)	-	(1)
Net cash (outflow)/inflow from financing activities	(299)	(558)	980	478	601

Increase/(decrease) in cash and cash equivalents	3	(386)	1,228	-	845

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	172	570	1,005	-	1,747
Translation adjustment	-	(10)	(42)	-	(52)
Increase/(decrease) in cash and cash equivalents	3	(386)	1,228	-	845
Cash and cash equivalents at 31 December	175	174	2,191	-	2,540

176 CRH

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2012
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Cash flows from operating activities
Profit before tax	644	36	(368)	334	646
Finance costs (net)	-	(8)	313	-	305
Group share of subsidiaries’ profit before tax	278	(28)	-	(250)	-
Share of equity accounted investments’ result	84	-	84	(84)	84
Profit on disposals	(2)	-	(228)	-	(230)
Group operating profit	1,004	-	(199)	-	805
Depreciation charge	-	-	686	-	686
Amortisation of intangible assets	-	-	44	-	44
Impairment charge	-	-	28	-	28
Share-based payment expense	-	-	14	-	14
Other (primarily pension payments)	-	-	(152)	-	(152)
Net movement on working capital and provisions	-	3	(61)	-	(58)
Cash generated from operations	1,004	3	360	-	1,367
Interest paid (including finance leases)	-	(205)	(266)	213	(258)
Corporation tax paid	(1)	(14)	(109)	-	(124)
Net cash inflow/(outflow) from operating activities	1,003	(216)	(15)	213	985

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	2	-	780	-	782
Interest received	-	213	16	(213)	16
Dividends received from equity accounted investments	-	-	35	-	35
Purchase of property, plant and equipment	-	-	(544)	-	(544)
Advances to subsidiary and parent undertakings	(653)	(42)	-	695	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(418)	-	(418)
Other investments and advances	-	-	(56)	-	(56)
Deferred and contingent acquisition consideration paid	-	-	(30)	-	(30)
Net cash (outflow)/inflow from investing activities	(651)	171	(217)	482	(215)

Cash flows from financing activities
Proceeds from exercise of share options	16	-	-	-	16
Acquisition of non-controlling interests	-	-	(2)	-	(2)
Advances from subsidiary and parent undertakings	-	-	695	(695)	-
Increase in interest-bearing loans, borrowings and finance leases	-	-	487	-	487
Net cash flow arising from derivative financial instruments	-	25	(12)	-	13
Repayment of interest-bearing loans, borrowings and finance leases	(1)	(363)	(30)	-	(394)
Dividends paid to equity holders of the Company	(362)	-	-	-	(362)
Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash (outflow)/inflow from financing activities	(347)	(338)	1,134	(695)	(246)

Increase/(decrease) in cash and cash equivalents	5	(383)	902	-	524

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	167	962	117	-	1,246
Translation adjustment	-	(9)	(14)	-	(23)
Increase/(decrease) in cash and cash equivalents	5	(383)	902	-	524
Cash and cash equivalents at 31 December	172	570	1,005	-	1,747

CRH 177

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2011
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Cash flows from operating activities
Profit before tax	691	15	634	(642)	698
Finance costs (net)	-	(11)	281	-	270
Group share of subsidiaries’ profit before tax	(596)	(4)	-	600	-
Share of associates’ result	(42)	-	(42)	42	(42)
Profit on disposals	(14)	-	(41)	-	(55)
Group operating profit	39	-	832	-	871
Depreciation charge	-	-	726	-	726
Amortisation of intangible assets	-	-	38	-	38
Impairment charge	-	-	21	-	21
Share-based payment expense	-	-	21	-	21
Other (primarily pension payments)	-	-	(109)	-	(109)
Net movement on working capital and provisions	-	3	(214)	-	(211)
Cash generated from operations	39	3	1,315	-	1,357
Interest paid (including finance leases)	-	(294)	(250)	305	(239)
Increase in liquid investments	-	-	4	-	4
Corporation tax paid	-	(5)	(91)	-	(96)
Net cash inflow/(outflow) from operating activities	39	(296)	978	305	1,026

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	17	-	425	-	442
Interest received	-	305	32	(305)	32
Dividends received from associates	-	-	20	-	20
Purchase of property, plant and equipment	-	-	(576)	-	(576)
Advances from subsidiary and parent undertakings	253	24	-	(277)	-
Acquisition of subsidiaries and joint ventures (net of cash acquired)	-	-	(507)	-	(507)
Other investments and advances	-	-	(24)	-	(24)
Deferred and contingent acquisition consideration paid	-	-	(21)	-	(21)
Net cash inflow/(outflow) from investing activities	270	329	(651)	(582)	(634)

Cash flows from financing activities
Proceeds from exercise of share options	6	-	-	-	6
Acquisition of non-controlling interests	-	-	(11)	-	(11)
Advances to subsidiary and parent undertakings	-	-	(277)	277	-
Increase in interest-bearing loans, borrowings and finance leases	-	-	101	-	101
Net cash flow arising from derivative financial instruments	-	27	(90)	-	(63)
Repayment of interest-bearing loans, borrowings and finance leases	(1)	(446)	(105)	-	(552)
Dividends paid to equity holders of the Company	(310)	-	-	-	(310)
Dividends paid to non-controlling interests	-	-	(9)	-	(9)
Net cash (outflow)/inflow from financing activities	(305)	(419)	(391)	277	(838)

Increase/(decrease) in cash and cash equivalents	4	(386)	(64)	-	(446)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	163	1,334	233	-	1,730
Translation adjustment	-	14	(3)	-	11
Increase/(decrease) in cash and cash equivalents	4	(386)	(64)	-	(446)
Cash and cash equivalents at 31 December	167	962	166	-	1,295

178 CRH

CRH 179

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

The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Ordinary Shares in euro on the Irish Stock Exchange from 2009 through 7 March 2014 and in Sterling on the London Stock Exchange from 6 December 2011 (as the London Stock Exchange became CRH’s sole premium listing on that date) through 7 March 2014. The table also sets forth, for the same periods, the high and low closing sale prices for the ADSs on the NYSE.

	Sterling per				Euro per				US Dollars
	Ordinary Share				Ordinary Share				per ADS
	High		Low		High		Low		High	Low

Calendar Year
2009					€20.70		€11.50		$30.53	$17.37
2010					€22.00		€11.51		$29.43	$14.77
2011	£12.80	(i)	£11.09	(i)	€17.00	(ii)	€10.50	(ii)	$24.95	$14.38
2012	£14.09		£10.52		€16.79		€12.99		$22.20	$16.35
2013	£16.17		£12.15		€19.30		€14.68		$26.26	$19.56

2012
First Quarter	£14.09		£12.06		€16.79		€14.62		$22.20	$18.71
Second Quarter	£12.99		£10.52		€15.63		€12.99		$20.68	$16.35
Third Quarter	£12.78		£10.97		€15.92		€13.84		$20.62	$17.46
Fourth Quarter	£12.56		£10.90		€15.38		€13.51		$20.47	$17.45

2013
First Quarter	£15.40		£12.15		€17.86		€14.68		$23.05	$19.56
Second Quarter	£14.77		£12.59		€17.36		€14.81		$22.24	$19.62
Third Quarter	£15.27		£12.92		€18.13		€15.19		$24.60	$19.86
Fourth Quarter	£16.17		£14.19		€19.30		€16.85		$26.26	$23.26

Recent Months
September 2013	£15.27		£13.75		€18.13		€16.26		$24.60	$21.50
October 2013	£15.80		£14.43		€18.63		€17.00		$25.26	$23.26
November 2013	£16.17		£15.05		€19.30		€17.74		$26.26	$24.18
December 2013	£15.43		£14.19		€18.60		€16.85		$25.56	$23.42
January 2014	£16.56		£15.39		€20.01		€18.47		$27.55	$25.51
February 2014	£17.88		£15.54		€21.82		€18.72		$29.72	$25.32
March 2014
(through 7 March 2014)	£17.77		£16.95		€21.53		€20.50		$29.53	$28.56

(i)	The Sterling high and low closing prices displayed for 2011, based on the London Stock Exchange, are only for the period from 6 December 2011, from which date it became the sole premium listing.

(ii)	The euro high and low closing prices displayed for 2011 are for the entire period shown and based on the Irish Stock Exchange.

For further information on CRH shares see note 29 to the Consolidated Financial Statements.

180 CRH

Ownership of Ordinary Shares

Shareholdings as at 31 December 2013

Geographic Location[1]	Number of shares held ‘000s	% of total

North America	292,448	39.56
United Kingdom	166,254	22.49
Europe/Other	122,263	16.54
Retail	122,240	16.54
Ireland	30,075	4.06
Treasury	5,951	0.81
	739,231	100

1	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of Shareholders	% of total	Number of shares held ‘000s	% of total

1 - 1,000	15,033	59.79	5,112	0.69
1,001 - 10,000	8,563	34.06	25,026	3.39
10,001 - 100,000	1,144	4.55	31,132	4.21
100,001 - 1,000,000	307	1.22	106,607	14.42
Over 1,000,000	95	0.38	571,354	77.29
	25,142	100	739,231	100

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal person severally or jointly. The major shareholders do not have different voting rights. As at 31 December 2013, the Company had received notification of the following interests in its Ordinary share capital, which were equal to, or in excess of, 3%:

	31 December 2013		31 December 2012		31 December 2011
Name	Holding/Voting Rights	% at year end	Holding/Voting Rights	% at year end	Holding/Voting Rights	% at year end
BlackRock, Inc.[2]	43,857,751	5.98%	28,961,677	3.98%	28,961,677	4.02%

The Capital Group Companies, Inc. (“CGC”)[3]	-	-	35,763,581	4.92%	-	-

Capital Research & Management Company (“CRMC”)[3]	-	-	-	-	69,367,916	9.64%

Harbor International Fund	21,999,275	3.00%	21,999,275	3.02%	21,999,275	3.05%

JP Morgan Chase & Co	42,379,112	5.77%	-	-	-	-

Legal & General Group Plc	-	-	22,496,003	3.09%	-	-

Norges Bank (The Central Bank of Norway)	-	-	21,543,277	2.96%	21,543,277	2.99%

Templeton Global Advisors Limited	21,503,171	2.93%	21,503,171	2.96%	21,503,171	2.99%

UBS AG	26,380,604	3.59%	26,380,604	3.63%	26,380,604	3.66%

2	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

3

In 2012, CGC advised the Company that, with effect from 1 September 2012, the holdings of CRMC and Capital Group International, Inc. (“CGII”), which were previously reported separately, would be reported in aggregate by CGC, the parent of both CRMC and CGII.

Since 31 December 2013, the Company has not been advised of any changes in the holdings set out above.

CRH 181

Shareholder Information | continued

Purchases of Equity Securities by the Issuer and Affiliated Persons

Other than the 391,250 shares purchased on the open market by the Employee Benefit Trust in April 2013 referred to in note 29 of the Consolidated Financial Statements, there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2013.

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

The following table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the FRB Noon Buying Rate on the date of payment. The final dividend, if approved at the forthcoming Annual General Meeting of shareholders to be held on 7 May 2014, will be paid on 12 May 2014 and will bring the full year dividend for 2013 to 62.50 cent. The proposed final dividend has been translated using the FRB Noon Buying Rate on 7 March 2014.

	Euro cent				Translated into
	per ordinary share				US cents per ADS
Years ended 31 December	Interim	Final		Total	Interim	Final	Total

2009	18.50	44.00		62.50	27.46	58.79	86.25
2010	18.50	44.00		62.50	25.64	62.23	87.87
2011	18.50	44.00		62.50	25.43	58.36	83.79
2012	18.50	44.00		62.50	24.09	57.18	81.27
2013	18.50	44.00	[a]	62.50	25.52	61.02[a]	86.54

[a]	Proposed

Dividend Withholding Tax (“DWT”) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Capita Asset Services (the “Registrars”). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from the Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should complete the required dividend mandate form and submit it to the Registrars. A copy of the mandate form can be obtained from the shareholder services section of the CRH website, www.crh.com, under “Equity Investors”. Alternatively, shareholders can contact the Registrars to obtain a mandate form (see contact details on page 191). Tax vouchers will be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose shares are not held in the CREST system (see below) and whose address, according to the Share Register, is in the UK and the United States respectively, unless they require otherwise.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

Shareholders have the option of taking their dividend in the form of shares under the Company’s Scrip Dividend Scheme.

182 CRH

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

Details of the performance criteria applicable to “basic tier” and “second tier” options granted under the 2000 Share Option Schemes in the 10 years following the Adoption Date are contained in the Directors’ Remuneration Report in table 27 on page 99.

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

The 2010 Share Option Schemes (the “2010 Schemes”) are based on one tier of options with a single vesting test. The performance criteria for the 2010 Schemes are EPS-based. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group. Please refer to the Directors’ Remuneration Report in table 17 on page 95 in relation to the performance criteria for the 2010 Schemes.

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

CRH 183

Shareholder Information | continued

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

At 7 March 2014, 1,897,379 Ordinary Shares have been issued1 pursuant to the 2000 Savings-related Share Option Schemes.

2010 Savings-related Share Option Schemes

At the Annual General Meeting held on 5 May 2010, shareholders approved the adoption of savings-related share option schemes (the “2010 Savings-Related Share Option Scheme”) to replace the 2000 Savings-related Share Option Schemes.

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

4,744 Ordinary Shares have been issued1 pursuant to the 2010 Savings-Related Share Option Schemes to date.

Share Participation Schemes

At the Annual General Meeting on 13 May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 7 March 2014, 7,431,943 Ordinary Shares have been issued1 pursuant to the Share Participation Schemes.

[1]	Whether by way of the allotment of new shares or the reissue of Treasury Shares

184 CRH

2006 Performance Share Plan

See the Directors’ Remuneration Report on page 94.

Proposed 2014 Performance Share Plan

See the Directors’ Remuneration Report on page 90.

Restricted Share Plan

During 2013, the Board approved the adoption of the 2013 Restricted Share Plan (the “2013 RSP”). Under the rules of the 2013 RSP, certain senior executives (excluding executive Board Directors) received a conditional award of shares in 2013 on a time-vested basis. As (i) executive Directors were excluded from the award and (ii) no shares were allotted or re-issued to satisfy the awards, the listing rules of the London and Irish Stock Exchanges did not require shareholder approval of the 2013 RSP.

During the year, the Employee Benefit Trust purchased 391,250 shares on behalf of CRH plc in respect of awards under the 2013 RSP. No further awards will be made under the 2013 RSP.

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

CRH 185

Shareholder Information | continued

Fees and direct and indirect payments made by the Depositary to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2013 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $206,986.

The table below sets forth the category of expense that the Depositary has agreed to reimburse the Company and the amounts reimbursed for the year ended 31 December 2013:

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2013

NYSE listing fees	$78,675
Investor relations expenses	$74,077
$152,752

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2013:

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2013

Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGM related expenses in connection with the ADS program[1]	$54,234
$54,234

¹	During 2013, $54,234 was paid by the Depositary to third parties, relating to services provided in 2013. These fees are SEC approved.

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

Taxation

The following summary outlines the material aspects of US federal income and Republic of Ireland tax law regarding the ownership and disposition of ADSs or Ordinary Shares. Because it is a summary, holders of ADSs or Ordinary Shares are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, investors that hold Ordinary Shares or ADSs as part of a wash sale for tax purposes or investors whose functional currency is not the US Dollar), some of which may be subject to special rules. In addition, if a partnership holds the Ordinary Shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. Holders of ADSs or Ordinary Shares are advised to consult their tax advisors with respect to US federal, state and local, Republic of Ireland and other tax consequences of owning and disposing of Ordinary shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Income Tax Treaty (as defined below) in respect of their investment in the Ordinary Shares or ADSs.

The statements regarding US and Irish laws set forth below are based, in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their terms.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed US Treasury regulations, published rulings and court decisions, and the laws of the Republic of Ireland all as currently in effect, as well as the Convention between the Government of the

186 CRH

United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Income Tax Treaty”). These laws are subject to change, possibly on a retroactive basis.

In general, holders of ADSs will be treated as the owners of Ordinary Shares represented thereby for the purposes of the Income Tax Treaty and for US federal income tax purposes. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to US federal income or Irish tax.

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

For US federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income. Dividends will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain. However, the Company does not

CRH 187

Shareholder Information | continued

calculate earnings and profits in accordance with US federal income tax principles. Accordingly, US holders should expect to generally treat distributions the Company makes as dividends.

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

Additional Federal US Income Tax Considerations

The Company believes that Ordinary Shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company is treated as a PFIC and you are a US holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realise on the sale or other disposition of your Ordinary Shares or ADSs and any excess distribution that the Company makes to you. Generally, any such gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADSs, the amount allocated to the taxable year in which you realised the gain or received the excess distribution will be taxed as ordinary income, the amount allocated to each prior year will be generally taxed as ordinary income at the highest tax rate in effect for each such year, and an interest charge will be applied to any tax attributable to such gain or excess distribution for the prior years. With certain exceptions, Ordinary Shares or ADSs will be treated as stock in a PFIC if the company was a PFIC at any time during the investor’s holding period in the Ordinary Shares or ADSs. In addition, dividends that you receive from the Company will not constitute qualified dividend income to you if the Company is deemed to be a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

188 CRH

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

CRH 189

Shareholder Information | continued

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

Financial Calendar

Announcement of final results for 2013	25 February 2014
Ex-dividend date	5 March 2014
Record date for dividend	7 March 2014
Latest date for receipt of scrip forms	24 April 2014
Interim Management Statement	7 May 2014
Annual General Meeting	7 May 2014
Dividend payment date and first day of dealing in scrip dividend shares	12 May 2014
Announcement of interim results for 2014	19 August 2014
Interim Management Statement	11 November 2014

190 CRH

Electronic Communications

Following the introduction of the 2007 Transparency Regulations (Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007), and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to shareholders electronically via the CRH website,www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of general meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting the Registrars.

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2014 Annual General Meeting electronically by accessing the Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Asset Services

P.O. Box 7117

Dublin 2

Ireland

Telephone: +353 (0) 1 553 0050

Fax: +353 (0) 1 224 0700

Website: www.capitaassetservices.com

Shareholders with access to the internet may check their accounts by accessing the Registrars’ website and selecting “Shareholder Portal (Ireland)”. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, appoint proxies electronically and download standard forms required to initiate changes in details held by the Registrars. Shareholders will need to register for a User ID before using some of the services.

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

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 4 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – Independence of External Auditors on page 76.

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

CRH 191

Exhibits

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.*

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.**

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary undertakings and equity accounted investments.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.***

15.	Consent of Independent Registered Public Accounting Firm.

99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2012 that was filed by the Company on 27 March 2013.

**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.

***	Furnished but not filed.

192        CRH

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

	By:	/s/ M. Carton

Maeve Carton
Finance Director
Dated: 13 March 2014