Form 20-F
period 2014-12-31
CRH PUBLIC LTD CO
filed 2015-03-12
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares/Income Shares of €0.34 each **	744,525,936
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*** Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No X

***	This requirement does not yet apply to the registrant.

Oldcastle Precast supplied precast concrete pile caps as part of a new moorage facility for juvenile fish transport barges at Lower Granite Lock and Dam on the Snake River in Whitman County, Washington, for the Walla Walla District of the U.S. Army Corps of Engineers.

Polbruk provided 2,000 m^2 of durable, washed concrete pavers for the pathways surrounding the Musical Theatre development in Gdynia, Poland. This product is suitable for high levels of pedestrian traffic, while the rough textured finish contrasts with the building style to create a modern city look.

Cross Reference to Form 20-F Requirements

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of this 20-F.

		Page

Introduction and Performance Measures		6

PART I

Item 1.	Identity of Directors, Senior Management and Advisors	n/a

Item 2.	Offer Statistics and Expected Timetable	n/a

Item 3.	Key Information

	A - Selected financial data	8, 198

	B - Capitalisation and indebtedness	n/a

	C - Reasons for the offer and use of proceeds	n/a

	D - Risk factors	52

Item 4.	Information on the Company

	A - History and development of the Company	11

	B - Business overview	9, 11, 15

	C - Organisational structure	11

	D - Property, plants and equipment	29

Item 4A.	Unresolved Staff Comments	None

Item 5.	Operating and Financial Review and Prospects

	A - Operating results	31, 34, 66

	B - Liquidity and capital resources	67

	C - Research and development, patent and licenses, etc.	32

	D - Trend information	66

	E - Off-balance sheet arrangements	69

	F - Tabular disclosure of contractual obligations	69

	G - Safe Harbor	9

Item 6.	Directors, Senior Management and Employees

	A - Directors and senior management	87

	B - Compensation	108

	C - Board practices	90

	D - Employees	32

	E - Share ownership	121, 197

Item 7.	Major Shareholders and Related Party Transactions

	A - Major shareholders	197

	B - Related party transactions	185

	C - Interests of experts and counsel	n/a

Item 8.	Financial Information

	A - Consolidated statements and other financial information	132, 198

	- Legal proceedings	32

	- Dividends	198

	B - Significant changes	68

Item 9.	The Offer and Listing

	A - Offer and listing details	196

	B - Plan of distribution	n/a

		Page

	C - Markets	196

	D - Selling shareholders	n/a

	E - Dilution	n/a

	F - Expenses of the issue	n/a

Item 10.	Additional Information

	A - Share capital	n/a

	B - Memorandum and articles of association	204

	C - Material contracts	44

	D - Exchange controls	207

	E - Taxation	202

	F - Dividends and paying agents	n/a

	G - Statements by experts	n/a

	H - Documents on display	207

	I - Subsidiary information	n/a

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	68

Item 12.	Description of Securities Other than Equity Securities

	A - Debt securities	n/a

	B - Warrants and rights	n/a

	C - Other securities	n/a

	D - American depositary shares	200

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15.	Controls and Procedures	106

Item 16A.	Audit Committee Financial Expert	97

Item 16B.	Item 16B. Code of Ethics	106

Item 16C.	Principal Accountant Fees and Services	207

Item 16D.	Exemptions from the Listing Standards for Audit Committees	n/a

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	198

Item 16F.	Change in Registrant’s Certifying Accountant	None

Item 16G.	Corporate Governance	90

Item 16H.	Mine Safety Disclosures	29

PART III

Item 17.	Financial Statements	n/a

Item 18.	Financial Statements	132

Item 19.	Exhibits	208

CRH 1

Chairman’s Introduction

Dear Shareholder,

In the Chief Executive’s introduction to last year’s Annual Report, Albert Manifold set out the areas of focus for management in 2014. He highlighted dynamic portfolio management together with maintaining CRH’s traditional tight cost control, capital discipline and focus on returns as being key to driving growth and to rebuilding margins in the coming years.

A significant amount of progress has been made in the past 12 months, which is reflected in the results and performance for 2014. In particular, we are pleased with progress in the multi-year divestment programme and the related reshaping of the Group’s portfolio.

The Group’s financial strength was further enhanced during the year by two bond issuances, co-ordinated by Maeve Carton, our Finance Director, and her team, in the amounts of €600 million and CHF330 million. The record low coupons achieved by the Group for these bonds reflect our track record in debt markets and the value that results from our investment grade credit ratings.

In respect of 2014, the Board is recommending a final dividend of 44c per share. If approved at the 2015 Annual General Meeting, this will maintain the full-year dividend at 62.5c per share.

During the last year, my non-executive colleagues and I have spent a considerable amount of time working with the executive Directors and the wider management team on reviewing and refining the Group’s strategy in the context of the evolution of key markets and products over time and in setting the priorities for the Group. On 1 February 2015 we announced that CRH had entered into a binding commitment to acquire certain assets from Lafarge S.A. (“Lafarge”) and Holcim Ltd (“Holcim”) for a total enterprise value of €6.5 billion, subject to: (i) CRH shareholder approval at an Extraordinary General Meeting to be held on 19 March 2015; (ii) the successful completion of the

2        CRH

proposed merger of Lafarge and Holcim; and (iii) the completion of certain local reorganisations by Lafarge and Holcim in advance of the acquisition. The Board believes that this acquisition, which arises from regulatory requirements for industry deconsolidation in connection with the merger of Lafarge and Holcim, represents a compelling strategic opportunity for the Group, and that our financial, capital and operational discipline has positioned the Group to take advantage of this unique opportunity at this time. The placing of approximately 74 million shares in CRH plc, which completed on 5 February 2015, raised €1.6 billion as part of the financing of this acquisition. Further details are set out on page 44 and in note 33 to the Consolidated Financial Statements.

In 2015, in addition to the integration plan for the Lafarge/Holcim assets, on the approval of shareholders, the Board will continue to focus on talent management, cyber security, and working towards the achievement of sustainability, safety and environmental priorities. In relation to safety, 2015 will see the introduction of a new Chairman’s award for safety excellence in the Group.

During 2014, the Board redoubled its ongoing focus on the area of compliance and ethics to ensure that CRH’s processes are robust and in line with best practice across the Group. In the current training cycle a further 32,000 employees participated in Code of Business Conduct training. A further 11,000 also undertook advanced instruction on changing regulatory environments, anti-bribery rules, competition law and other relevant areas such as corruption and fraud. We remain vigilant in our business practices in this area and are responsive to all regulatory agencies.

Notwithstanding this work, as we announced in May 2014 the Swiss Competition Commission has an open investigation in respect of practices in the sanitary building products sector in Switzerland and its Secretariat has recommended that the industry, of which certain CRH group companies are members, be fined. Engagement with the Swiss Competition Commission is ongoing and CRH is responding vigorously to the allegations made by the Secretariat. In doing so, we maintain our initial assessment that the case is ill-founded and that the proposed fine in respect of the Group is unjustified.

Two new non-executive Directors joined the Board in recent months. Pat Kennedy was appointed in January 2015 while Lucinda Riches has been appointed with effect from 1 March 2015. Their biographies, along with those of the rest of the Board are set out on pages 87 to 89. Further details on the ongoing process of Board renewal are set out in the Nomination & Corporate Governance Committee Report on page 93.

All Directors will retire at the Annual General Meeting on Thursday, 7 May 2015, with those eligible offering themselves for re-election. I strongly recommend that shareholders vote in favour of each of the individuals putting themselves forward for re-election.

As part of the Board’s planned renewal process, John Kennedy and Dan O’Connor will step down from the Board at the conclusion of the 2015 Annual General Meeting on 7 May 2015. On behalf of the Board, I would like to thank John and Dan for their commitment and great service to CRH over many years.

Finally, I would like to take the opportunity to thank Albert and his team for their significant achievements over the past year.

Nicky Hartery, Chairman

CRH 3

The museum and cultural centre La Fondation Louis Vuitton, designed by architect Frank Gehry, opened in Paris in October 2014. Zoontjens produced 1,530 m^2 of unique, natural stone rooftop terrace tiles designed to ensure they could withstand substantial weights of 20 kN per slab.

4        CRH

Introduction

CRH 5

Introduction and Performance Measures

Reconciliation of EBITDA (as defined)* and Operating Profit (by segment) to Group Profit
	Continuing operations - year ended 31 December
	Group operating profit before depreciation and amortisation (EBITDA (as defined)*)			Depreciation, amortisation and impairment			Group operating profit[1]
	2014 €m	2013 €m	2012 €m	2014 €m	2013 €m	2012 €m	2014 €m	2013 €m	2012 €m

Europe Heavyside	380	326	426	229	721	239	151	(395)	187
Europe Lightside	94	71	78	23	43	29	71	28	49
Europe Distribution	190	186	217	78	80	72	112	106	145
Europe	664	583	721	330	844	340	334	(261)	381
Americas Materials	609	557	555	254	331	276	355	226	279
Americas Products	263	246	204	118	178	118	145	68	86
Americas Distribution	105	89	83	22	22	24	83	67	59
Americas	977	892	842	394	531	418	583	361	424
Total Group	1,641	1,475	1,563	724	1,375	758	917	100	805

Profit on disposals							77	26	230
Finance costs less income							(246)	(249)	(256)
Other financial expense							(42)	(48)	(49)
Share of equity accounted investments’ profit/(loss)							55	(44)	(84)
Profit/(loss) before tax							761	(215)	646
Income tax expense							(177)	(80)	(106)
Group profit/(loss) for the financial year							584	(295)	540

1 Throughout this document, Group operating profit as shown in the Consolidated Financial Statements excludes profit on disposals.

Calculation of EBITDA (as defined)* Net Interest Cover

	2014 €m	2013 €m	2012 €m

Interest
Finance costs[1]	254	262	271
Finance income[1]	(8)	(13)	(15)
Net interest	246	249	256
EBITDA (as defined)*	1,641	1,475	1,563

	Times

EBITDA (as defined)* net interest cover (EBITDA (as defined)* divided by net interest)	6.7	5.9	6.1

1 These items appear on the Consolidated Income Statement on page 135.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

6 CRH

CRH Website

Information on or accessible through our website, www.crh.com, other than the item identified as the Annual Report on Form 20-F, does not form part of and is not incorporated into this document. References in this document to other documents on the CRH website such as the Circular to shareholders in respect of the proposed Acquisition, are included only as an aid to their location. The Group’s website provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements, interim management statements, copies of presentations to analysts and investors and circulars to shareholders. News releases are made available, in the News & Events section of the website, immediately after release to the Stock Exchanges.

Key Information

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board.

Selected financial data has been presented for the five years ended on 31 December 2014 on page 8. For the three years ended 31 December 2014, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance Review section included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

Non-GAAP Performance Measures

CRH uses a number of non-GAAP performance measures to monitor financial performance. These are summarised below and discussed later in this report.

Net Debt. Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments. A reconciliation of total interest-bearing loans and borrowings to net debt is set out in note 20 to the Consolidated Financial Statements.

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

EBITDA (as defined)* Net Interest Cover. EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* net interest cover is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 23 to the Consolidated Financial Statements, is a metric used in lender covenants. It is the ratio of EBITDA (as defined)* to net interest and is calculated on page 6.

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 23 to the Consolidated Financial Statements.

Organic Revenue, Organic Operating Profit. CRH pursues a strategy of growth through acquisitions and investments, with €188 million spent on acquisitions and investments in 2014 (2013: €720 million). Acquisitions completed in 2013 and 2014 contributed incremental sales revenue of €237 million and operating profit of €4 million in 2014. Proceeds from divestments and non-current asset disposals amounted to €345 million (2013: €283 million). The sales impact of divested activities in 2014 was a negative €25 million and because these operations generated net losses in 2013, the disposal impact at operating profit level was a contribution of €1 million compared to 2013.

During 2014, the US Dollar remained relatively stable at approximately 1.33 against the euro, however the weakening of currencies like the Ukrainian Hryvnia and Canadian Dollar, partly offset by the strengthening of Sterling, were the principal factors behind the exchange effects disclosed on page 67. Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.

Organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance Review section which follows, changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 70.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 7

Introduction and Performance Measures | continued

Selected Financial Data
Year ended 31 December (amounts in millions, except per share data and ratios)
	2014	2013[1]		2012[2]	2011[2]	2010[2]
	€m	€m		€m	€m	€m

Consolidated Income Statement Data
Revenue	18,912	18,031		18,084	18,081	17,173
Group operating profit	917	100		805	871	698
Profit/(loss) attributable to equity holders of the Company	582	(296)		538	580	432
Basic earnings/(loss) per Ordinary Share	78.9c	(40.6c	)	74.6c	81.2c	61.3c
Diluted earnings/(loss) per Ordinary Share	78.8c	(40.6c	)	74.5c	81.2c	61.2c
Dividends paid during calendar year per Ordinary Share	62.5c	62.5c		62.5c	62.5c	62.5c
Average number of Ordinary Shares outstanding[3]	737.6	729.2		721.9	714.4	704.6
Ratio of earnings to fixed charges (times)[4]	2.6	0.7[5]		2.6	2.4	2.1

All data relates to continuing operations

Consolidated Balance Sheet Data
Total assets	22,017	20,429		20,900	21,384	21,461
Net assets[6]	10,198	9,686		10,589	10,593	10,411
Ordinary shareholders’ equity	10,176	9,661		10,552	10,518	10,327
Equity share capital	253	251		249	247	244
Number of Ordinary Shares[3]	744.5	739.2		733.8	727.9	718.5
Number of Treasury Shares and own shares[3]	3.8	6.0		7.4	8.9	9.5
Number of Ordinary Shares net of Treasury Shares and own shares[3]	740.7	733.2		726.4	719.0	709.0

1      Group operating profit includes asset impairment charges of €650 million in 2013, with an additional €105 million impairment charge included in loss attributable to equity holders of the company in respect of equity accounted investments. Details are contained in note 2 to the Consolidated Financial Statements.

2      On 1 January 2013, the Group adopted IFRS 11 Joint Arrangements and IAS 19 Employee Benefits (revised). As a result, the prior year comparatives were restated as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The 2010 data was not adjusted retrospectively for the adoption of IAS 19 Employee Benefits (revised) due to the practical difficulties associated with obtaining such information.

3      Shown in millions of shares.

4      For the purposes of calculating the ratio of earnings to fixed charges, in accordance with Item 503 of Regulation S-K, earnings have been calculated by adding: profit/(loss) before tax adjusted to exclude the Group’s share of equity accounted investments’ result after tax, fixed charges and dividends received from equity accounted investments; and the fixed charges were calculated by adding interest expensed and capitalised, amortised premiums, discounts and capitalised expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

5      The amount of the deficiency in 2013 was US$183 million.

6      Net assets is calculated as the sum of total assets less total liabilities.

8 CRH

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH including the statements under: “Strategy Review – Chief Executive’s Introduction – Outlook for 2015”; in the “Business Performance Review – Finance Director’s Introduction” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2015; in the “Business Performance Review” section with respect to our expectations regarding economic activity and fiscal developments in our operating regions; our expectations for the residential, non-residential and infrastructure markets, our expectation for operating profits and/or margins in 2015 under the heading ‘Outlook’ in each of the six operating segment reviews; under the heading “Strategy Review - Proposed Acquisition - Announced February 2015” with respect to the expected benefits and reasons for the proposed Acquisition, the timing of regulatory approvals and other conditions and the timing for completion of the proposed Acquisition; under the heading “China and India – Equity Accounted Investments – Outlook” with respect to future market conditions in China and India; and under the heading “Risk Factors – Financial instruments” with respect to the expected PBITDA/net interest cover as a result of the proposed Acquisition. These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “anticipates”, “should”, “expects”, “is expected to”, “estimates”, “believes”, “intends” or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: economic and financial conditions generally in various countries and regions where we operate; the pace of recovery in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; and the specific factors identified in the discussions accompanying such forward-looking statements and under “Risk Factors” in this document.

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

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 44% of full-year 2014 (2013: 44%), while EBITDA (as defined)* for the first six months of 2014 represented 31% of the full-year out-turn (2013: 27%).

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 9

Introduction and Performance Measures | continued

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

For the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Federal Reserve Bank of New York Noon Buying Rate (the “FRB Noon Buying Rate”) on 31 December 2014 was €1 = US$1.2101 and on 6 March 2015 was €1 = US$1.0855.

The table below sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the FRB Noon Buying Rate. These rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 145).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance Review section beginning on page 66.

Exchange Rates

Years ended 31 December	Period End	Average Rate[1]	High	Low

2010	1.33	1.32	1.45	1.20
2011	1.30	1.40	1.49	1.29
2012	1.32	1.29	1.35	1.21
2013	1.38	1.33	1.38	1.28
2014	1.21	1.32	1.39	1.21
2015 (through 6 March 2015)	1.09	1.11	1.20	1.09

Months ended

September 2014	1.26	1.29	1.31	1.26
October 2014	1.25	1.27	1.28	1.25
November 2014	1.24	1.25	1.26	1.24
December 2014	1.21	1.23	1.25	1.21
January 2015	1.13	1.16	1.20	1.13
February 2015	1.12	1.14	1.15	1.12
March 2015 (through 6 March 2015)	1.09	1.11	1.12	1.09

1     The average of the US Dollar/euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

10 CRH

History, Development and Organisational Structure of the Company

CRH public limited company is the parent company of a diversified international group of companies which provide building materials across the spectrum of the construction industry – from building foundations to frame and roofing, to fitting out the interior space and improving the exterior environment, onsite works and infrastructural projects, our materials and products are used extensively.

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Acts of Ireland, 1963 to 2013 and the Investment Funds, Companies and Miscellaneous Provisions Act, 2006, each as amended. The Group’s worldwide headquarters are located in Dublin, Ireland. Our principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and our US agent is Oldcastle, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338. The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates. From Group headquarters, a small team of executives exercise strategic control over our decentralised operations.

CRH, which has a premium listing on The London Stock Exchange Limited (“London Stock Exchange”), is also one of the largest companies, based on market capitalisation, quoted on The Irish

Stock Exchange Limited (“Irish Stock Exchange”) in Dublin.

CRH’s American Depositary shares are listed on the New York Stock Exchange (“NYSE”) in the United States. The market capitalisation of CRH as of 31 December 2014 was €14.7 billion.

CRH is a constituent member of the FTSE 100 index and the ISEQ 20.

As outlined in note 1 to the Consolidated Financial Statements, in conjunction with the ongoing portfolio review, the Group reorganised its European business in 2014 and is organised into six business segments which form the operational organisational structure and are outlined further in the sections that follow.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregates and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, and most particularly in the period 2001 to 2008, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH is a leading global building materials group employing approximately 76,000 people at over 3,300 locations worldwide. For over four decades, CRH has developed and implemented a proven model of business improvement. By building better businesses across our international operations, we have grown to be a leader in the global building materials industry. We operate in 34 countries and we are the largest building materials company in North America, a regional leader in Europe, and have strategic positions in Asia.

The principal subsidiary undertakings and equity accounted investments are listed in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

The percentage of Group revenue and operating profit for each of the six reporting segments for 2014, 2013 and 2012 is as follows:

Business Overview

	2014		2013			2012
		Operating		Operating			Operating
	Revenue	profit	Revenue	profit		Revenue	profit

Share of revenue and operating profit
Europe Heavyside[1]	21%	16%	21%	(395%	)	22%	23%
Europe Lightside	5%	8%	5%	28%		5%	6%
Europe Distribution	21%	12%	22%	106%		22%	18%
Americas Materials	27%	39%	26%	226%		27%	35%
Americas Products	17%	16%	17%	68%		15%	11%
Americas Distribution	9%	9%	9%	67%		9%	7%
Total	100%	100%	100%	100%		100%	100%

1 See “Business Operations in Europe” on page 17 for details of non-European countries grouped with Europe for reporting purposes.

CRH 11

Operational Snapshot | sector exposure and end-use based on 2014 EBITDA (as defined)*

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.
**	Net assets at 31 December 2014 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.
†	Including equity accounted investments.

12 CRH

1	Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes produced.
2	Throughout this document tonnes denote metric tonnes (i.e. 1,000 kilogrammes).

CRH 13

Operational Reviews

Norway
Sweden
Finland
Estonia
Latvia
St.Petersburg
Region
of Russia
Denmark
Ireland
Britain
Netherlands
Belgium
Germany
Poland
Czech Republic
Slovakia
Ukraine
Austria
Hungary
Romania
France
Switz.
Italy
Portugal
Spain
Israel

14        CRH

Introduction

CRH in Europe

CRH is a regional leader in the manufacture and supply of building materials to construction markets in Europe and strives to maintain No 1 and No 2 market positions in different product segments across a range of European countries.

The European operations are comprised of three divisions: Heavyside, Lightside and Distribution. The Heavyside operations produce cement, asphalt, aggregates, readymixed concrete, precast concrete and concrete landscaping. Our Lightside operations manufacture construction accessories, shutters & awnings, fencing and composite access chambers. In Distribution we are a leading player in builders merchanting, DIY and sanitary, heating and plumbing.

Operating across Western and Eastern Europe, close to 36,000 people are employed at over 1,500 locations.

Premier Cement Limited

Top: CRH operates six cement distribution terminals across the UK. Pictured here, a bulk tanker loaded with cement from CRH in Ireland leaves the Premier Cement Terminal at Liverpool, England for delivery to customers.

DORDRECHT

Centre: Heras, a Europe Lightside fencing business, recently developed the innovative iGate range. This is a lightweight and environmentally friendly aluminium gate design, with a large choice of colours and frame fillings for the architect including LED illumination. Pictured is a Heras iGate at a hotel in Dordrecht, the Netherlands.

REGUSCI

Right: Regusci Reco is located in the Italian speaking part of Switzerland, a major tourist area. Their distribution product range comprises all the materials needed to build tourist accommodation including building materials, bathrooms, kitchens, tools and doors.

CRH         15

Business Operations in Europe

Europe Heavyside

In 2014, the Group reorganised its European business by integrating its former Materials Division with the concrete and clay businesses of the former Products Division into one Heavyside organisation. The purpose of this reorganisation is to enable CRH to maximise the benefits and synergies of our operating plant network in both Western and Eastern European markets.

Europe Heavyside’s strategy is to build leading regional positions in businesses that are vertically integrated and which have the potential to grow further in the large European construction markets. We deliver our strategy through a focus on a balanced exposure to demand, product penetration and on maximising the benefits of scale and best practice. Our business is differentiated and achieves competitive advantage through a commitment to constant product, process and end-use improvement.

Europe Heavyside is organised into two regional divisions: Western Europe, which comprises our cement, aggregates, asphalt, concrete and clay operations primarily in Switzerland, Germany, UK, Benelux, France, Denmark, Ireland and Spain, and Eastern Europe which includes our cement, aggregates, asphalt and concrete businesses in Poland, Ukraine and Finland. The business model of vertical integration is founded in resource-backed cement and aggregates assets, which support the manufacture and supply of cement, aggregates, readymixed and precast concrete, concrete landscaping and asphalt products. Consequently, a key focus for the Heavyside Division is the ongoing process of extending and adding to reserves. We operate a network of well-invested facilities and place great emphasis on excellence initiatives across the business. CRH’s approach to Building Better Businesses ensures a focus on achieving greater production efficiencies and realising operational, logistical and procurement synergies across our network. A commitment to a sustainable future results in greater use of alternative fuels and the manufacture of low carbon cements.

Our development focus is centred on bolt-on acquisitions for synergies, reserves and further vertical integration, in addition to opportunities in contiguous regions to extend and strengthen regional positions; this includes developing markets in Eastern Europe that offer long-term growth potential, with entry via cement and aggregates assets and the potential to roll out operational excellence programmes and a vertical integration approach over time. In the context of the detailed review of the portfolio undertaken by the Group during 2014, CRH announced in December 2014 that it had reached agreement to dispose of its clay and concrete businesses in the UK. The transaction closed in the first quarter of 2015.

Europe Heavyside employs approximately 19,100 people at close to 800 locations in 21 countries.

Marlux/Stradus Infra created award winning water permeable paving - Virage, shown in this picture. These innovative tiles provide creative opportunities for architects and consumers, where multiple different patterns can be composed with just one element.

Cement is a primary building material used in the construction industry. It is manufactured by reacting limestone with small quantities of other materials in a kiln through a carefully controlled high temperature process. This produces clinker, which is then milled into a fine powder to become cement. Cement production is capital-intensive. Cement is used principally as a binding agent to bind other materials together – most commonly it is mixed with sand, stone or other aggregates and water. Cement customers primarily comprise concrete producers and merchants supplying construction contractors and others. Where CRH has both cement and concrete operations, a significant portion of cement sales is typically supplied to those concrete operations. While cement or clinker may be imported from other countries, competition comes mainly from other large cement producers located within each country. CRH’s cement activities in Belgium and the Netherlands relate to cement transport and trading.

Aggregates are naturally occurring sand, gravel or crushed stone deposits such as granite, limestone and sandstone. Recycled (end-of-life) concrete increasingly features as an aggregate. CRH cement plants are generally located at or near the limestone reserves used to supply the plants. In Finland, CRH buys the aggregate raw materials for its two cement plants as the Group does not own limestone reserves near the plants. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 28 and 29.

Concrete Products and Readymixed Concrete: In addition to readymixed concrete CRH manufactures other concrete products for two principal end-uses: pavers, tiles and blocks for architectural use, and floor and wall elements, beams and vaults for structural use. In addition, sand-lime bricks are produced for the residential market. Principal raw materials include cement, crushed stone and sand and gravel, all of which are readily available locally.

The Clay Products group principally produces clay facing bricks, pavers, blocks and rooftiles.

Aggregates, asphalt and related services are sold principally to local governmental highway authorities and to contractors. Readymixed concrete, concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and paving) and clay products are sold to both the public and private construction sectors. Competition comes mainly from other large aggregates, asphalt, readymixed concrete, concrete products producers and clay producers, as well as from a variety of smaller manufacturers in local economies.

Joint Venture Interests

CRH holds a 50% equity interest in My Home Industries Limited (“MHIL”), a cement producer headquartered in Hyderabad serving the Andhra Pradesh and Telangana regions of southeast India. In November 2014, CRH disposed of its 50% equity interest in Denizli Çimento, an integrated cement and readymixed concrete business in Turkey. Details of this disposal are set out in note 4 to the Consolidated Financial Statements on page 151.

Associate Interests

CRH holds a 26% equity interest in Yatai Building Materials Company’s cement operations (“Yatai Cement”), with cement and concrete operations in Jilin, Heilongjiang and Liaoning provinces in northeastern China. CRH has a 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel.

Products and Services - Locations1

Cement

Belgium, Finland, Ireland, Netherlands, Poland, Spain, Switzerland, Ukraine, United Kingdom

Aggregates

Estonia, Finland, Ireland, Latvia, Netherlands, Poland, Slovakia, Spain, Switzerland, Ukraine

Asphalt

Ireland, Poland, Switzerland

Readymixed Concrete

Belgium, Estonia, Finland, Ireland, Netherlands, Poland, Russia, Spain, Switzerland, Ukraine

Lime

Ireland, Poland

Concrete Products

Belgium, Denmark, Estonia, Finland, France, Germany, Hungary, Ireland, Netherlands, Poland, Romania, Slovakia, Spain, Switzerland, United Kingdom, Ukraine

Clay Products

Germany, Netherlands, Poland, United Kingdom

[1]	Excludes joint venture and associate interests. Results for these entities are equity accounted in the Consolidated Financial Statements.

CRH 17

Business Operations in Europe | continued

Europe Lightside

Europe Lightside produces and supplies high-value, award-winning products, expert solutions and other technologies for often challenging construction projects. The Division is organised into four business areas: Construction Accessories, Shutters & Awnings, Fencing and Cubis (composite access chambers). We buy, build and grow business units with market-leading positions and strong growth prospects, selling through a range of flagship brands at a regional and European level.

The Lightside Division grows both organically and by acquisition to create leading positions within our chosen markets. We maximise synergies across the business in the areas of performance improvement, procurement, talent management and product development.

We have a relentless focus on innovation. Lightside customers are specialist end-users, including architects and engineers. Using our pan-European presence and scale, we work closely with them to develop design solutions that are approved and certified for individual target markets.

We draw upon an outstanding record of enabling mature and high-growth businesses alike to expand their offerings, and develop their markets. Lightside has achieved consistently attractive returns. The resilience of these returns reflects active, balanced management of our product range and our geographic and business-cycle exposures.

Our development strategy is to deepen our positions in existing markets and technologies in developed European markets, to broaden our product range in selected growth categories, and to expand our presence in developing regions outside Europe as construction markets in those areas become more sophisticated.

This strategy complements CRH’s aim to provide innovative solutions that meet the longer-term opportunities presented by economic development, changing demographics and sustainability.

Employees total approximately 5,000 people at circa 100 operating locations in 17 countries.

Our Construction Accessories businesses supply a broad range of connecting, fixing and anchor systems to the construction industry.

Shutters & Awnings serve the attractive RMI and residential end-use markets, supplying sun protection, energy-saving, and outdoor living technologies.

Fencing designs, manufactures and installs fully integrated perimeter security solutions.

Cubis manufactures composite access chambers and access covers for telecoms, rail, roads, water and power.

Competition comes mainly from a limited number of multi-country Lightside suppliers as well as from a variety of smaller manufacturers in local economies and some from more traditional products/solutions (substitutes).

Products and Services - Locations

Construction Accessories

Australia, Austria, Belgium, China, Czech Republic, France, Germany, Ireland, Italy, Malaysia, Netherlands, Norway, Poland, Spain, Switzerland, Sweden, United Kingdom

Shutters & Awnings

Germany, Netherlands, United Kingdom

Fencing and Cubis (Composite Access Chambers)

France, Germany, Ireland, Netherlands, Sweden, United Kingdom

18 CRH

Europe Distribution

Europe Distribution’s strategy is to grow its network presence in the largely unconsolidated core European markets while also investing in other attractive segments of building materials distribution. Operational excellence is delivered through optimising the supply chain and providing superior customer service.

We have leading General Builders Merchant positions in the Netherlands, Switzerland, northern Germany, Austria and France which service the growing repair, maintenance and improvement construction sector. Our businesses cater to the needs of small and medium-sized builders, selling a range of bricks, cement, roofing and other building products.

Our specialist Sanitary, Heating and Plumbing (“SHAP”) business services the needs of plumbers, heating specialists and installers in Belgium, Germany and Switzerland.

In addition, Europe Distribution operates under four DIY brands: GAMMA (Netherlands and Belgium), Karwei (Netherlands), Hagebau (Germany) and Maxmat (Portugal) selling to DIY enthusiasts and home improvers.

Significant opportunities remain to expand our existing network and to gain exposure to rising RMI demand and new growth platforms.

Europe Distribution employs over 11,600 people at 659 locations.

Professional Builders Merchants

Professional Builders Merchants cater to the heavyside sector and competition is encountered primarily from other merchanting chains and local individual merchants. CRH operates 167 branches in the Benelux and in Switzerland, the Group has a strong position as the largest builders merchant. CRH is a major regional distributor in France, with 52 locations. The Group also has a strong regional presence in the northwest of Germany.

Sanitary, Heating and Plumbing (SHAP)

Our SHAP business has been key to strengthening our exposure to growing RMI market demand. It operates in Belgium, Germany and Switzerland with a total network of 132 branches. In Switzerland, the Group has a strong position as the only country-wide supplier of SHAP products.

DIY

CRH operates 135 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. In Germany, Bauking operates 30 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 30 stores.

Associate Interests

CRH holds a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region.

Products and Services - Locations1

Professional Builders Merchants

Austria, Belgium, France, Germany, Netherlands, Switzerland

Sanitary, Heating and Plumbing (“SHAP”)

Benelux, Germany, Switzerland

DIY Stores

Belgium, Germany, Netherlands

[1]	Excludes joint venture and associate interests. Results for these entities are equity accounted in the Consolidated Financial Statements.

CRH 19

ALASKA
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
OREGON
IDAHO
WYOMING
SOUTH DAKOTA
WISCONSIN
MICHIGAN
NEW YORK
MAINE
1. VERMONT
2. NEW HAMPSHIRE
3. MASSACHUSETTS
4. RHODE ISLAND
5. CONNECTICUT
6. NEW JERSEY
7. DELAWARE
8. MARYLAND
NEBRASKA
IOWA
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
W.VIRGINIA
KENTUCKY
VIRGINIA
CALIFORNIA
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
TENNESSEE
N.CAROLINA
S. CAROLINA
TEXAS
LOUISIANA
MISSISSIPPI
ALABAMA
GEORGIA
FLORIDA
MEXICO
(BAJA CALIFORNIA)
HAWAII
CHILE
ARGENTINA

Introduction

CRH in the Americas

CRH is the largest building materials company in North America. We operate across all 50 US states and in six Canadian provinces. In addition, we have operations in Baja California, Argentina and Chile.

Our Americas operations comprise Materials, Products and Distribution Divisions. In Materials, we are the largest producer of asphalt and third largest producer of aggregates and readymixed concrete in the United States. Our Products operations, with their national footprint and broad product range, are the leading supplier of concrete products and architectural glazing systems in North America. In Distribution, we are a leading supplier of product to the specialist Exterior roofing/siding contractor and also the Interior ceilings/walls demand segments.

Close to 40,000 people are employed by CRH in the Americas at close to 1,800 locations.

Top: Employees safely excavate bulk sand at the Thompson-Arthur's Candor Sand Plant in North Carolina. In 2014, the plant produced over 430,000 tonnes of product and employees celebrated 26 years of operating without a recordable, preventable, or lost time incident.

Centre: Oldcastle BuildingEnvelope® manufactured and supplied high-performance low-iron laminated architectural glass and engineered entrance and storefront aluminum glazing systems for the award winning 143,000 ft² university building at the Rutgers University Business School in Piscataway, New Jersey.

Right: The Montebello branch is the largest branch in the AMS network. Servicing Los Angeles and the southwestern suburbs, it is the established market leader for the fabrication of doors, frames and hardware for commercial buildings in southern California.

CRH         21

Business Operations in the Americas

Americas Materials

Americas Materials’ strategy is to build strong regional leadership positions underpinned by well-located, long-term reserves. We are the largest producer of asphalt and the third largest producer of both aggregates and readymixed concrete in the United States. We operate nationally in 44 states with over 13 billion tonnes of permitted aggregates reserves of which circa 80% are owned. The business is vertically integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 60% exposure to infrastructure, the business is further integrated into asphalt paving services through which it is the leading supplier of product to highway repair and maintenance demand in the United States.

Our national network of operations and deep local market knowledge drive local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector where the top ten industry participants account for just 30% of aggregates production, 25% of asphalt production and 25% of readymixed concrete production, CRH’s strategy is to position the business to participate as the industry consolidates further.

Americas Materials employs approximately 18,400 people at close to 1,200 operating locations.

For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 28 and 29.

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

Americas Materials is organised geographically into East and West, divided into four and three further sub-regions respectively.

East:

Northeast (including operations in Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, New York, New Jersey and Connecticut);

Mid-Atlantic (Pennsylvania, Delaware, Virginia, West Virginia, Maryland, Kentucky and North Carolina);

Central (Ohio, Indiana and Michigan); and

Southeast (Alabama, Georgia, Mississippi, South Carolina and Florida).

West:

Central West (Oklahoma, Arkansas, western Tennessee, Missouri, Kansas, Iowa, Nebraska, Minnesota, Illinois, South Dakota and Texas);

Mountain West (Colorado, Wyoming, Utah, New Mexico, southern Idaho, Nevada and Arizona); and

Northwest (Washington, Oregon, Montana and northern Idaho).

Products and Services - Locations

Aggregates

United States

Asphalt

United States

Readymixed Concrete

United States

22 CRH

Americas Products

Americas Products’ strategy is to build a portfolio of businesses which have leading market positions across a balanced range of products and end-use segments. Our activities are organised into three product groups under the Oldcastle brand: Architectural Products (concrete masonry and hardscapes, clay brick, packaged lawn and garden products, packaged cement mixes, fencing); Precast (utility, drainage and structural precast, construction accessories); and BuildingEnvelope® (architectural glass and aluminium glazing systems). The Group’s commitment to Building Better Businesses ensures a coordinated approach at national and regional levels to achieve economies of scale and to facilitate the sharing of best practices which drive operational and commercial improvement. Innovation is a hallmark of the business, and through Oldcastle’s North American research and development centres, a pipeline of value-added products and design solutions is maintained.

In the context of the detailed review of the portfolio undertaken by the Group during 2014, CRH announced in December 2014 that it had reached agreement to dispose of its Glen-Gery clay business in the United States. The transaction closed in the first quarter of 2015.

A national business operating in 39 US states, six Canadian provinces, Mexico and South America. CRH has the breadth of product range and national footprint that combines providing a national service to customers with the personal touch of a local supplier. Focussing on strategic accounts and influencers in the construction supply chain, the Oldcastle Building Solutions group provides an additional avenue for growth as it is uniquely positioned in the industry to create value for stakeholders across all phases of construction.

The number of employees in this division totals approximately 17,700 at nearly 400 locations.

Building Products

Architectural Products Group (“APG”) services the United States and Canada from 249 operating locations in 39 states and six Canadian provinces. The residential and non-residential sectors combined account for 95% of APG’s output, a significant proportion of which is used in the RMI and Do-It-Yourself (“DIY”) sectors. Competition for APG arises primarily from other locally-owned products companies. Principal raw material supplies are readily available.

APG’s concrete masonry products are used for cladding, walls and foundations. Hardscape products comprise pavers, retaining wall products and patio products. Lawn and garden products, mainly bagged and bulk mulch, soil and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cement mixes, marketed under brands such as Sakrete®, and lightweight aggregates are also important product lines. Merchants Metals is also part of APG, a leading manufacturer and distributor of fencing and related products, used by the residential, non-residential and infrastructure sectors.

CRH 23

Business Operations in the Americas | continued

Americas Products continued

The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the United States and Canada with 79 operating locations in 24 states and the province of Quebec.

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

The Precast group’s Building Systems and Modular business manufactures and installs prestressed concrete flooring plank, modular precast structures and other products. These products are used mainly in structures such as hotels, apartments, dormitories and prisons.

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

BuildingEnvelope® (“BE”) custom manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With approximately 4,800 people and 52 locations in 22 states and four Canadian provinces, BE is the largest supplier of high-performance glazing products and services in North America, delivering to all of the top 50 Metropolitan Statistical Areas (MSAs) in the United States and to Canada.

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

South America

CRH operates six companies in Argentina and Chile. Canteras Cerro Negro is a clay roofing, wall and floor tiles producer. It owns two state-of-the-art production facilities in Olavarría, 330 kilometres southwest of Buenos Aires and a greenfield manufacturing facility in Cordoba. Cormela produces clay block at a facility in Campana, 60 kilometres from Buenos Aires. Ladrillos Olavarria (LOSA), acquired in 2013, produces clay blocks and floor tiles from a plant located in Olavarría. Superglass (Argentina) and Vidrios Dell Orto (Chile) fabricate tempered, laminated and insulated glass. Comercial Duomo is a specialised construction products retailer and wholesaler in Chile.

Products and Services - Locations

Architectural Concrete

Canada, United States

Clay

Argentina, United States

Precast Concrete, Pipe and Prestress Products

Canada, United States

Glass Fabrication

Argentina, Canada, Chile, United States

Glazing Systems

Canada, United States

Concrete Accessories

United States

Fencing Products

Mexico, United States

24 CRH

Americas Distribution

Americas Distribution strategy is focussed on being the leading supplier to contractors of Exterior Products such as roofing and siding. We also apply this successful distribution model to Interior Products such as ceilings and walls.

Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average lifespan of 25 to 30 years.

Demand for Interior Products is driven by the new residential, multi-family and commercial construction markets.

Through CRH’s commitment to continuous business improvement, we employ state-of-the-art IT systems, disciplined and focussed cash and asset management, and well-established procurement and commercial systems which support supply chain optimisation and enable us to provide superior customer service.

Americas Distribution operates in 31 states, and growth opportunities include investment in new and existing markets, in complementary private label and energy-saving product offerings, and in other attractive building materials distribution segments that service professional dealer networks.

The Division employs approximately 3,800 people at 198 locations.

Americas Distribution, trading as Allied Building Products (“Allied”), is a large distributor in the roofing, siding and interior products segments in the United States. Allied’s Exterior Products segment distributes both commercial and residential roofing, siding and related products and accounts for approximately 60% of annualised Distribution sales. Allied’s Interior Products segment distributes primarily to specialised contractors who are involved in new residential, multi-family and commercial construction.

Products and Services - Locations

Exterior Products

United States

Interior Products

United States

CRH 25

CRH in Asia

CRH has a number of strategic footholds in Asia, following the establishment of entry platforms in China and India over the last seven years. Our strategy is to build select leading regional positions to enable us to benefit from industrialisation, urbanisation and population growth in these developing economies over the coming decades.

The Group has a 26% stake in associate Yatai Building Materials, which is a market leader in building materials in Northeast China. In India, we have a 50% joint venture with My Home Industries Limited which is a leading player in the southern states of Andhra Pradesh and Telangana. In October 2013, we opened a regional headquarters in Singapore. The Group's equity accounted operations in China and India employ circa 12,000 people.

NORTH EAST
CHINA
SOUTHERN
INDIA
MALAYSIA
SINGAPORE
AUSTRALIA

26        CRH

China and India – Equity Accounted Investments

China

Market conditions in China remained challenging during 2014 as government policies to rebalance the economy towards a more sustainable growth model impacted on industrial and real estate activity. This resulted in a slowdown which created an unfavourable short-term environment for the construction sector. Profitability at our 26% associate, Yatai Building Materials, which is a market leader in Northeast China with a capacity of 32 million tonnes of cement, was affected by lower volumes and selling prices; partially offset by improved operational efficiencies and reduced costs.

India

CRH has a cement capacity of 8 million tonnes across three locations in Southern India, where it operates through a 50% joint venture; My Home Industries Limited (“MHIL”). The regional market has a cement consumption of 75 million tonnes and MHIL is the market leader in the southern states of Andhra Pradesh and Telangana.

In 2014, MHIL posted a 25% increase in volumes following the acquisition of Sree Jayajothi Cements Limited in late 2013 and has also made significant gains in adjoining states. Prices were under pressure in the first half due to poor demand, but improved later in the year. Volume growth and acquisition synergies resulted in higher trading profit in 2014.

Outlook

In China trading conditions looking forward are expected to recover as the country’s underlying urbanisation trends drive investment in infrastructure and property. Business performance will be further helped by stricter government measures to reduce overcapacity combined with internal commercial and operational excellence initiatives.

Demand for cement in India is expected to show strong growth of over 8% with the government providing a boost to public infrastructure spending and various housing projects in both urban and rural areas.

Products and Services - Locations

Cement

China, India

Aggregates

China, India

Readymixed Concrete

China, India

Precast Concrete

China

Construction Accessories

China

Pictured outside the My Home Industries (MHIL) office, in Hyderabad, India, is the Hyderabad Metro Rail, a rapid transit system currently under construction. To date, MHIL has supplied over 19,000 tonnes of cement to the project which is expected to be completed by July 2017.

Mineral Reserves

Activities with Reserves Backing[1]

			Property acreage (hectares)[2]				Percentage of mineral reserves by rock type
	Physical Location	Number of quarries/ pits	Owned	Leased	Proven & probable reserves[3]	Years to depletion[4]	Hard rock	Sand & gravel	Other	2014 Annualised extraction[5]

Europe Heavyside
Cement	Ireland	2	249	-	217	133	100%	-	-	2.0
	Poland	2	293	-	185	49	93%	6%	1%	4.0
	Spain	1	32	-	86	602	100%	-	-	0.2
	Switzerland	3	165	6	26	17	92%	-	8%	1.6
	Ukraine	8	871	-	164	62	98%	-	2%	3.0
Aggregates	Finland	157	685	399	190	15	70%	30%	-	11.6
	Ireland	128	5,091	70	897	85	84%	16%	-	10.8
	Poland	10	466	-	182	20	70%	30%	-	8.5
	Spain	11	172	184	98	43	99%	1%	-	2.3
	Other	40	287	526	173	22	74%	26%	-	7.7
Lime	Ireland, Poland	2	105	-	46	46	100%	-	-	0.8
Clay[6]	UK, Poland	51	2,793	189	109	49	-	5%	95%	2.4
Subtotals		415	11,209	1,374	2,373		82%	13%	5%

Americas Materials
Aggregates	East	274	24,793	5,095	9,181	125	87%	13%	-	77.3
	West	469	20,651	16,067	4,042	76	44%	56%	-	58.5
Subtotals		743	45,444	21,162	13,223		74%	26%	-

Americas Products
Clay[6]	United States	25	1,640	308	76	59	-	-	100%	1.6
Group totals		1,183	58,293	22,844	15,672		75%	24%	1%

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

4 Years to depletion is based on the average of the most recent three years annualised production.

5 Annualised extraction is quoted in millions of tonnes.

6 Includes 104 million tonnes of proven and probable reserves in relation to businesses classified as held for sale. See further details in note 4 to the Consolidated Financial Statements.

The Group’s reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone, sand and gravel), clay products, asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications – see the table above setting out the activities with reserves backing.

Reserve estimates are generally prepared by third-party experts (i.e. geologists or engineers) prior to acquisition; this procedure is a critical component in the Group’s due diligence process in connection with any acquisition. Subsequent to acquisition, estimates are typically updated by company engineers and/or geologists and are reviewed annually by corporate and/or divisional staff. However, where deemed appropriate by management, in the context of large or strategically important deposits, the services of third-party consultant geologists and/or engineers may be employed to validate reserves quantities outside of the aforementioned due diligence framework on an ongoing basis. The Group has not

28 CRH

employed third-parties to review reserves over the three-year period ending 31 December 2014 other than in business combination activities and specific instances where such review was warranted.

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

Property, Plants and Equipment

At 6 March 2015, CRH had a total of 2,380 building materials production locations and 857 Merchanting and DIY locations. 1,461 locations are leased, with the remaining 1,776 locations held on a freehold basis.

The most significant subsidiary locations are the cement facilities in Ireland, Finland, Poland, Switzerland, Ukraine and Spain. The capacity for these locations is set out in the table to the right. Further details on locations and products manufactured are provided in the Business Operations sections on pages 14 to 25. None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 141 and in note 13 to the Consolidated Financial Statements on page 158.

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker Capacity (tonnes per hour)
Irish Cement	Ireland	2	288
Finnsementti	Finland	2	181
Grupa Ożarów	Poland	1	342
JURA-Holding	Switzerland	2	116
OJSC Podilsky Cement	Ukraine	1	313
Cementos Lemona	Spain	1	92

Sources and Availability

of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely aggregates and clay reserves, are found. CRH is a significant purchaser of certain important materials or resources such as cement, liquid bitumen, steel, gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials or resources, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen, steel and fuel.

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.1 to this Annual Report on Form 20-F.

CRH 29

Development Review

2014

Total acquisition and investment activity for 2014 amounted to €188 million on a total of 21 bolt-on transactions which will contribute annualised sales of approximately €182 million, of which €122 million has been reflected in our 2014 results.

Our Heavyside operations in Europe acquired selected readymixed concrete and aggregates assets of Cemex Ireland (including 12 million tonnes of high quality reserves) and a precast concrete business in Denmark. Our Europe Distribution business completed six acquisitions in the Benelux, France and Germany which added a total of nine branches to our network.

Eight bolt-on acquisitions were completed by our Americas Materials Division in 2014 across the United States adding over 230 million tonnes of aggregates reserves. Our Americas Products Division completed five transactions in the Precast, Architectural Products and Construction Accessories businesses.

A total of 16 divestments, together with asset disposals during the year, generated proceeds of €345 million.

In Europe, the disposal of CRH’s 50% equity stake in Denizli Çimento, the Group’s only involvement in the Turkish construction market, was the largest single divestment to complete in 2014, realising proceeds of €170 million. The Heavyside Division also disposed of a number of readymixed concrete and concrete products businesses, while all three European Divisions realised proceeds from the disposal of surplus assets. As most of the divested entities had been equity-accounted by CRH, the impact of these divestments on Group sales is not material.

In the Americas, our Materials Division disposed of several non-core operations across the United States. The Products Division sold five operations in the Precast, Architectural Products and Building Envelope businesses.

Transactions amounting to a further €0.58 billion were signed in 2014. The disposal of the Group’s clay and concrete businesses in the UK and the US closed in the first quarter of 2015.

2013

Total acquisition and investment activity for 2013 amounted to €720 million on a total of 28 bolt-on transactions. Eight transactions were completed by our Europe Heavyside operations, including the acquisition of Cementos Lemona in Spain as part of the asset swap in which we divested our 26% stake in Corporacion Uniland. In September 2013 the Group became the leading cement producer in Ukraine with the acquisition of Mykolaiv Cement in the Lviv region. Two other transactions strengthened our aggregates position in Northern Ireland and expanded our network of cement import facilities in Britain while an acquisition in Belgium established the Group as market leader in the prestressed hollowcore flooring segment. Three acquisitions in the Europe Distribution segment added 13 branches to our network of builders merchants across the Benelux and France. Our joint venture business in India also strengthened its market position in Southern India with the acquisition of Sree Jayajothi Cements in August 2013.

In the Americas, the Materials Division completed 10 bolt-on transactions across its operations in 2013, adding 457 million tonnes of strategically-located aggregates reserves, primarily in the Eastern region of the United States. Our Products business significantly expanded its presence in the high growth region of Western Canada with an acquisition which complements the footprint of our existing North American architectural products business and forms a platform for further bolt-on opportunities. Three other acquisitions in the Products segment strengthened our local market positions. The Distribution business completed three acquisitions adding eight locations to our network.

Proceeds from divestments during 2013, including €144 million relating to the transfer of Uniland, amounted to €283 million.

2012

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

30 CRH

The Environment and Government Regulations

The most important environmental government regulations relevant to CRH as a building materials company are those environmental laws and regulations relevant to our extractive and production processes. In the European Union, operations are subject to national environmental laws and regulations, most of which now emanate from European Union Directives and Regulations. In the United States, operations are subject to Federal and State environmental laws and regulations. In other jurisdictions, national environmental laws apply.

Environmental Compliance Policy

In order to comply with environmental regulations, CRH has developed the following Group environmental policy, approved by the CRH Board and applied across all Group companies, which is to:

•	comply, as a minimum, with all applicable environmental legislation and continuously improve our environmental stewardship, aiming all the time to meet or exceed industry best practice;

•	ensure that our employees and contractors respect their environmental responsibilities;

•	address proactively the challenges and opportunities of climate change;

•	optimise our use of energy and all resources;

•	promote environmentally driven product innovation and new business opportunities; and

•	develop positive relationships and strive to be good neighbours in every community in which we operate.

Achieving our environmental policy objectives at all our locations is a management imperative; this line responsibility continues right up to CRH Board level. Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers, assisted by a network of Environmental Liaison Officers (“ELOs”). At each year-end, the ELOs assist the Group sustainability team in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

Addressing Climate Change

CRH recognises that climate change is a major challenge facing humanity and is committed to playing its part in developing practical solutions. CRH is a core member of the Cement Sustainability Initiative (“CSI”) of the World Business Council for Sustainable Development (“WBCSD”). The CSI is a voluntary initiative by the world’s major cement producers, promoting greater sustainability in the cement industry.

Having achieved its initial CO2 reduction commitment three years ahead of target in 2012, CRH has now pledged a 25% reduction in specific net CO2 cement plant emissions by 2020, compared to 1990 levels. The Group is progressing towards achieving this commitment, which covers a defined portfolio of Group cement plants, and is confident that its ongoing strategic programmes will deliver this commitment by the target date.

Through its membership of the CSI of the WBCSD and regional industry associations including the European Cement Association (CEMBUREAU) and the European Lime Association (EuLA) in Europe and the National Asphalt Pavement Association (NAPA) and the Portland Cement Association (PCA) in the United States, CRH is actively involved in global and regional discussions on the climate change agenda. Relevant facilities in Europe operate within the EU Emission Trading Scheme for Greenhouse Gas emissions through actively implementing carbon reduction strategies.

CRH has implemented capital expenditure programmes in its cement operations in Europe to reduce carbon emissions in the context of the European Union commitment to reduce greenhouse gas emissions by 20% by 2020. The European Union is committed to increasing this target to 30% should an international agreement be concluded. In addition, the European Union is targeting reductions of 40% by 2030 and suggesting further reductions for 2040 and 2050. Achieving such reductions would represent a significant extra constraint on cement operations in Europe.

US Federal and State laws are developing proactively to address carbon emissions. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented; depending on the scope of the legislation, this could significantly impact asphalt operations in the United States. As of 6 March 2015, the Group is not aware of any schemes that would materially affect its US operations.

Possible Environmental Liabilities

At 6 March 2015 there were no material pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.

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

CRH 31

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. Having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

Details regarding the pending investigation by the Competition Commission in Switzerland involving CRH plc’s Swiss subsidiaries BR Bauhandel AG, Gétaz-Miauton SA and Regusci Reco SA are set out in note 32 to the Consolidated Financial Statements on page 185.

In May 2012 the Group disposed of its 49% investment in its Portuguese joint venture Secil to our former joint venture partner, Semapa (SGPS, S.A.), following the ruling of the Arbitral Tribunal in Paris that the exercise of a call option for the purchase of CRH’s 49% shareholding in Secil by Semapa was valid and both parties were therefore obligated to complete the sale and purchase of CRH’s share in Secil. As disclosed in our previous Annual Reports, Semapa initiated legal proceedings in November 2011 to appeal against the Tribunal ruling and these proceedings were dismissed by the Cour D’Appel on 10 September 2013. On 12 February 2014, Semapa filed an appeal with the Cour de cassation and this appeal is ongoing. No provision has been made in respect of these proceedings in the Consolidated Financial Statements.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 5 to the Consolidated Financial Statements on page 152. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

32 CRH

Strategy Review

CRH 33

Strategy Review1

Chief Executive’s Introduction

When I joined CRH in 1998, I quickly learned that a philosophy of business improvement is ingrained in the history of the Group. At CRH, we seek to build better businesses each and every day. As the construction industry emerges from a tumultuous few years, our approach has never been more relevant and there is nowhere I would rather be at this moment in time than in this Group, in this industry, at this point in the business cycle.

2014 was a year of good progress for CRH. We were able to use the underlying strength of our business to capitalise on the recovering markets and deliver a return to profit and margin growth.

This progress was made possible by the hard decisions and hard work undertaken by the Board, management and staff of CRH over the course of the previous seven years since the onset of the global financial crisis. As a result of this, the Group ended 2014 in a position of real strength across our key metrics – strategic, operational and financial.

It is particularly pleasing to report that improvements in performance were achieved last year across all of our Divisions, leading to a double-digit percentage increase in EBITDA (as defined)*.

The year began well in Europe, aided by favourable early-season weather conditions compared with the prolonged winter of the previous year. Conversely, first-half trading in the Americas was impacted by very severe weather conditions for a second consecutive year. However, strengthening economic recovery in the United States drove construction activity as the year progressed and enabled our Americas businesses to perform strongly in the second half, when we began to see an easing of trends in Europe.

Like-for-like sales were ahead by 5% in the first half of the year and rose by 3% in the second, resulting in a full-year increase of 4%. The US Dollar/euro average exchange rate of 1.3290 (2013: 1.3281) was relatively unchanged from prior year. Overall sales of €18.9 billion were achieved, an increase of 5%. EBITDA (as defined)* for the year was €1.641 billion, up 11%.

Throughout recent times, the Group has maintained its commitment to ongoing cost control, strong cash generation efficiency and disciplined financial management. Further progress was achieved in these areas in 2014 including an additional €118 million of targeted cost savings delivered by year-end.

The reorganisation of our European businesses was largely completed during the year and we now have an integrated heavyside materials and products organisation that is providing synergies across our operating plant network in European markets.

Development spend in 2014 was €0.19 billion on 21 transactions, a lower spend than in previous years. During 2014 we completed a detailed review of our portfolio and commenced a multi-year divestment programme, of businesses which no longer meet our returns and growth criteria, or for which we believe CRH is no longer the best long-term owner. We remain focussed on optimising our portfolio to meet our financial objectives and prioritising the allocation and reallocation of capital as we reset for growth and restore margins and returns to peak levels.

Portfolio Management is now embedded in our business model as a core competency and a key enabler of value creation within the Group. The discipline of this process encourages optimal capital efficiency and provides new opportunities for investment and acquisition, the drivers of value creation in our business.

On 1 February 2015, the Group announced that it had entered into a binding commitment to acquire certain assets from Lafarge and Holcim for an enterprise value of €6.5 billion. As noted by the Chairman in his review on pages 2 and 3 the transaction is subject to CRH obtaining shareholder approval and certain other conditions. Assuming these conditions are satisfied, we expect the acquisition to complete in mid-2015.

The acquisition involves a portfolio of quality assets with broad geographical and product spread. The businesses represented by these assets have market leading positions and

1	See cautionary statement regarding forward-looking statements on page 9.
*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

34 CRH

cover a range of segments in the building materials sector in both developed and emerging markets. On completion, the acquisition will strengthen our presence in important markets across North America, Western, Central and Eastern Europe in addition to providing new platforms for growth in the Philippines and Brazil. Further details are set out on page 44 and in note 33 to the Consolidated Financial Statements.

Acquiring these businesses represents a compelling opportunity for the Group to employ our proven strategy in a transformative way. Our approach to value creation is straightforward – we deploy capital efficiently, to support vertically integrated businesses, which we then improve with our unrelenting commitment to operational excellence. Through this systematic process, we create significant and sustainable shareholder value. We have followed this model successfully for decades and, we believe that this acquisition will deliver enhanced opportunities to roll out our vertical integration and bolt-on acquisition models.

Throughout the period of recession and downturn in construction activity that followed the global financial crisis, the Group maintained strict financial discipline. This discipline has served us well and has positioned us strongly to avail of the opportunity to acquire these businesses at an attractive valuation and at the right point of the business cycle. Upon completion, CRH will become the third largest building materials company in the world.

Outlook for 2015

In the United States, the pace of GDP growth is expected to pick up in 2015 and we believe that the fundamentals are in place for continued positive momentum in the economy. Demand in the residential construction market continues to expand, albeit at a more moderate rate, while recovery in the non-residential market is starting to gather pace. While the infrastructure market remains broadly stable, there is upside potential due to the growing economy and increased state spending.

In Europe, the general market environment continues to normalise across our main markets. The outlook for 2015 is somewhat mixed, particularly in the first half for which the 2014 comparatives reflect the benefit of very benign weather conditions. In our generally stable markets in Western Europe we expect to see some improvement in overall demand in 2015, particularly in residential activity. While the outlook in Ukraine remains very uncertain, we anticipate that demand will increase in Eastern Europe, driven primarily by an expected pick up in the roads programme in Poland towards the second half of the year.

With the improvements expected in market conditions across our main geographies, together with easing commodity prices, the benefits of cost efficiencies and a favourable foreign exchange translation effect, we expect 2015 to be a further year of progress.

Albert Manifold, Chief Executive

CRH         35

homeschool

Through 2012-2014, due to its expertise in concrete mixing and pouring technology, Bosta Beton was selected to supply circa 34,000 m³ of readymixed concrete, of which 14,000 m³ was in the form of architectural concrete products, to the Bialystock City Stadium in Poland.

36        CRH

OWSKI
OMEDA
LASKI
Coca-Cola

CRH Strategic Report

What We Do

CRH is a global leader in the manufacture and supply of a diverse range of superior building materials and products for the modern built environment.

Our impact is far-reaching. Each day, millions of people around the world come into contact with our materials and products. From the roads we drive on, to the pavements we walk down, the buildings we work in, the schools our children attend, the restaurants and theatres we are entertained in, and to fitting out the homes we live in, CRH supplies the materials and products that build our world.

Our route to global leadership has seen us expand our presence across the three major segments of the construction industry; residential, non-residential and infrastructure – and in ever widening geographies. Today, we operate in 34 countries. We are the largest building materials company in North America, a regional leader in Europe and we have a number of strategic footholds in Asia.

Strategic Goals

CRH's strategy is to deploy our proven value creation business model, which enables us to expand our balanced portfolio of diversified products and geographies, for the building industry in a sustainable way.

The Group's strategic goals are to achieve our vision to become the global leader in the industry, to conduct our business in a responsible manner, and to maximise returns for shareholders over the long term.

To achieve these outcomes, we utilise a strong balance sheet, and cash generation capability to build leadership positions in regional markets, leveraging the scale of the Group to fund expansion by acquisition, and allocating resources appropriately to deliver growth. At the same time, we maintain financial discipline and a focus on returns, as we work to make all our businesses better through operational, commercial and financial performance.

A guiding philosophy of CRH is to pursue these objectives as one company. For 45 years, we have grown in scale through the accumulation of hundreds of businesses. We integrate these businesses into the wider Group and through this process we deliver enhanced returns. With a presence across a broad range of construction products and materials, we provide a national service with the personal touch of a local supplier.

CRH         37

CRH Footprint

The Group has good balance across its operations in North America and Western Europe. Our heavyside building materials operations give us exposure to new-build and also to infrastructure repair, maintenance and improvement (RMI) construction. Elsewhere, our lightside and distribution businesses are mainly exposed to residential and non-residential markets, where we also have positions of scale, global brands and potential for growth.

Our strategic priority in these mature markets is to develop our businesses further through a dynamic allocation and reallocation of capital, investment in greenfield projects and in acquisitions which meet our criteria of achieving vertical integration, and which add to reserves and expand our regional and product positions.

Elsewhere, in developing regions, such as Asia, our entry platforms tend to be in cement. Industrialisation, urbanisation and population growth are key drivers in these markets and CRH targets businesses that have the potential to develop further downstream into integrated building materials businesses as construction markets become more sophisticated.

38 CRH

Portfolio Review

In 2014, in light of a vastly changed environment following the global financial crisis and recession of the previous seven years, CRH undertook a comprehensive review of its entire portfolio of businesses to determine which of those businesses offered the most attractive returns and potential for growth in the emerging new cycle. Following this review, a multi-year divestment programme has been initiated for up to €1.5 billion - €2 billion of assets. Portfolio Management is now an intrinsic part of the Group’s strategy and value creation model, which is outlined in the next section.

CRH’s vision is to be the leading building materials business in the world

CRH 39

At the core of the CRH mission is a commitment to create value and deliver best-in-class returns for all stakeholders, consistently and sustainably

The CRH Business Model

CRH’s business model has played an instrumental role in the consistent delivery by the Group of industry leading return on invested capital through the cycle. In the period 1970 – 2014, CRH has, in euro terms, delivered a formidable compound annual Total Shareholder Return (TSR) of 15.7%.

At the heart of this enduring performance is our long standing and relentless commitment to our value creation model, which is delivered by an international team of dedicated people.

The five elements of the model are:

•	A Balanced Portfolio

•	A Unique Acquisition Model

•	A Focus on Building Better Businesses

•	Dynamic Portfolio Management

•	Financial Strength

40 CRH

Balanced Portfolio

Building a balanced portfolio is a core constituent of our philosophy and a key determinant of value creation for CRH. The Group is a broad-based building materials business that is diversified with many products, geographies and sector end-uses. We are a multi-product company and the breadth and depth of our product range differentiates our positioning relative to peers in the industry.

Maintaining a balanced portfolio enables the Group to take advantage of differing demand cycles across our businesses. Diversification also opens up a greater number of opportunities for acquisitions, while having vertically integrated businesses creates potential for synergies and operational leverage.

Acquisition Model

Each year, the Group’s balanced portfolio grows, primarily by way of acquisition. For over four decades, CRH has successfully employed its unique acquisition model with a focus on adding small to mid-sized companies that complement and add value to our existing portfolio. On occasion, larger and/or step-change acquisitions are made when the value proposition and strategic rationale are compelling. Details of a proposed major acquisition in 2015 are set out on page 44 and in note 33 to the Consolidated Financial Statements.

Many of our core end markets in mature economies remain fragmented or relatively unconsolidated and will continue to offer growth opportunities via our proven acquisition model in the decades ahead.

Our acquisition model for creating new value and growth platforms also offers considerable long-term potential in developing economies, in particular those in Asia, where the Group is currently building select leading regional positions.

CRH 41

Building Better Businesses

Building Better Businesses is a core CRH competency. With over 3,300 operating locations in 34 countries worldwide, the potential for value creation is significant.

Through the extraction of inherent value in newly acquired businesses, and a focus on delivering organic performance improvement in existing businesses, our commitment to Building Better Businesses is a key component of the CRH value creation model.

Every day we strive to make improvements. Attention to detail by our 76,000 strong team, together with the multiplier effect of businesses involving millions of tonnes of aggregates, asphalt and cement, and millions of units of construction accessories and distribution stock keeping units, has a material and cumulative impact over time.

By leveraging the scale of the Group, benefits accrue in the areas of procurement, merchandising, selling prices, category management, distribution and IT. Through the sharing of knowledge, ongoing people development, optimisation of our networks, operational leverage and utilisation of the Group’s financial strength, we can deliver greater value from these businesses.

CRH’s operations benefit from an active philosophy of continuous improvement. The Group provides guidance, support, functional expertise and control in the areas of performance measurement, financial reporting, cash management, strategic planning, business development, talent management, governance and compliance, risk management, sustainability, health & safety and environment.

Portfolio Management

Through the past number of very difficult years for the global construction industry, CRH has worked hard to position itself to maximise the opportunities presented by the coming growth cycle.

An objective of the ongoing Portfolio Management process is to create a narrower and deeper suite of businesses that are positioned either by virtue of size, product mix, location or

42 CRH

operational expertise to benefit most from improvements in demand activity and pricing in their respective markets.

The impact of Portfolio Management on value creation is twofold: capital will be continuously released from low growth areas and reallocated to core businesses for growth, while balance sheet capacity will be enhanced to boost acquisition capabilities.

Financial Strength

Maintaining a position of financial strength is a cornerstone of the CRH business model and the Group adopts a rigorous commitment to financial discipline, strong cash generation and retaining balance sheet capacity.

Financial strength enables the Group to create value in two key ways: to provide the resources to fund value enhancing investments and long-term growth; and to reduce the cost of capital which ultimately translates into higher margins and profitability.

The combination of two key financial measures – robust cash generation and solid interest cover – support the investment grade credit ratings CRH enjoys. These ratings enable the Group to gain access to multiple sources of funding.

In recent times, our financial discipline has enabled the Group to secure lower and more diversified long-term interest rates on our debt, which will reduce the Group’s average interest rate from above 5% in 2012 to circa 3% from 2018 onwards.

Financial strength is a fundamental tenet of the business and has given CRH the capacity to increase or maintain the dividend payment to shareholders in each of the last 31 years.

The Shelly Company’s Smith Concrete supplied and delivered 14,715 m3 of concrete and over 45,000 tonnes of aggregates to the Zanesville, Ohio, Genesis Healthcare 2014 expansion project. Smith Concrete’s 4-H-themed readymix truck promotes the largest youth development organisation in the United States.

CRH 43

Proposed Acquisition – Announced February 2015

Definitions: the following definitions apply throughout this Annual Report on Form-20-F, unless the context otherwise requires:

“NewCo Group”: the collection of newly incorporated or pre-existing subsidiaries of the Sellers which hold the assets for sale pursuant to the proposed Acquisition.

“proposed Acquisition”: the acquisition by CRH of the NewCo Group.

“Combined Group”: the CRH Group and the NewCo Group.

“Sellers”: Lafarge and Holcim.

On 7 April 2014, Lafarge S.A. and Holcim Ltd announced their intention to merge their businesses. In order to obtain the regulatory clearances necessary to complete the Merger, they agreed to divest certain of their businesses. The assets for sale are held by newly incorporated or pre-existing subsidiaries of the Sellers, collectively referred to as the NewCo Group.

As outlined in note 33 to the Consolidated Financial Statements, CRH announced on 1 February 2015 that it had entered into a Binding Offer Letter and Philippines SPA dated 31 January 2015 in which it has made a binding irrevocable offer to acquire the NewCo Group for an enterprise value of €6.5 billion. The cash consideration will be paid in a combination of euro, Sterling and Canadian Dollars.

The proposed Acquisition is subject to: (i) CRH shareholder approval at an Extraordinary General Meeting to be held on 19 March 2015; (ii) the successful completion of the proposed merger of Lafarge and Holcim; and (iii) the completion of certain local reorganisations by Lafarge and Holcim in advance of the proposed Acquisition.

A Circular has been distributed to shareholders to seek their approval of the proposed Acquisition and is available on the CRH website, www.crh.com1.

Information on the NewCo Group

The NewCo Group comprises a global portfolio of assets in the buildings materials industry. It is a global producer of cement, aggregates, ready-mix and related construction activities across four regional platforms in North America, Western Europe, Central and Eastern Europe and Emerging Markets. In 2013 the NewCo Group produced 23mt of cement, 79mt of aggregates, 8mt of asphalt and 10m m³ of ready-mix concrete. Approximately two-thirds of the NewCo Group’s revenue is generated in the European region. Outside Europe, Canada is the largest country in terms of estimated revenue for 2014.

The NewCo Group has market-leading positions and covers all segments of the building materials sector in developed, transition and emerging markets. It operates 24 integrated cement plants together with 10 grinding stations for a total capacity of approximately 36mt per annum. The NewCo Group has assets and approximately 15,000 employees across 11 countries:

•	Canada and the United States;

•	Western Europe: the UK, Germany, France and La Réunion;

•	Central and Eastern Europe: Slovakia, Serbia, Hungary and Romania; and

•	Emerging Markets: the Philippines and Brazil.

Reasons for the proposed Acquisition

The NewCo Group represents high quality assets which are core strategic parts of both Lafarge’s and Holcim’s global portfolios. CRH believes the proposed Acquisition provides a compelling strategic fit for the Group for a number of reasons including:

•	The NewCo Group represents a geographically diversified portfolio with leading market positions and provides a strong strategic fit across four strong growth platforms.

•	The NewCo Group is highly complementary to CRH’s existing footprint and the NewCo Group integrates well with CRH’s existing network in North America, across Europe and in Asia.

•	The proposed Acquisition is being executed at the right time and at an attractive valuation and the cost of funds for the Group is at an all-time-low.

•	The NewCo Group is expected to deliver attractive financial returns, with additional value expected from the Combined Group in annual synergies from cost savings and operational efficiency improvements with the programme expected to be implemented in the first three years of ownership.

•	CRH will launch procurement programmes across the NewCo Group leveraging the procurement systems and expertise of both CRH and the NewCo Group.

•	The combination of technical services will improve operational performance. The integration of the NewCo Group into existing CRH structures in place in North America, Europe and Asia will allow for rationalisation of administration and optimisation of manning levels.

•	The proposed Acquisition provides the opportunity to re-allocate capital at attractive multiples in recovering regions.

Balance sheet strength remains a key focus for the Group. CRH remains strongly committed to investment grade credit ratings. Following CRH’s announcement confirming discussions were taking place with Lafarge and Holcim and the announcement, on 2 February 2015, of the proposed Acquisition, Standard and Poor’s Ratings Services and Moody’s Investors Service affirmed their pre-announcement investment grade ratings and their outlooks remain stable. Fitch Ratings put CRH’s pre-announcement ratings on Rating Watch Negative (changed from Negative Outlook).

1 Information on or accessible through our website such as the Circular does not form part of this document.

44 CRH

CRH has a strategy of active portfolio management which will continue post acquisition of the NewCo Group. CRH is exploring options to involve partners for certain of the assets acquired to meet local regulatory requirements or our strategic objectives, though we have not entered into any such agreement concerning the assets of the NewCo Group as of 11 March 2015.

Principal terms and conditions of the proposed Acquisition

The CRH Group has (i) made a binding irrevocable offer to acquire the NewCo Group (excluding the Philippines business), and (ii) entered into the Philippines SPA to acquire the Philippines business.

Lafarge and Holcim may elect to accept the offer and have full discretion whether to do so. The offer will remain open for acceptance until the earlier of (a) two weeks following the conclusion of the works council consultation process and (b) 31 August 2015. If the Sellers accept the offer, the proposed share purchase agreement to be entered into between the parties will come into effect. This proposed agreement (the “Global SPA”) is conditional on:

•	Approval of the proposed Acquisition by CRH’s shareholders at the EGM to be convened for that purpose;

•	Successful completion of the proposed merger of Lafarge and Holcim; and

•	Completion of certain local reorganisations by Lafarge and Holcim in advance of the proposed Acquisition.

The long stop date for the Global SPA is the earlier of (a) three months following completion of the merger between Lafarge and Holcim and (b) 31 December 2015 but in any case no earlier than 31 August 2015. The Global SPA provides for the payment of a termination fee by either side in certain circumstances as described in note 33 to the Consolidated Financial Statements.

CRH has committed to the Sellers to do all things necessary to obtain regulatory approvals required for certain parts of the NewCo Group. If certain approvals are not obtained by the long stop date, then the proposed Acquisition will proceed to completion in all jurisdictions other than those where regulatory approval has not been obtained and a divestiture trustee will be appointed to sell the businesses in those jurisdictions. Any loss or profit on such sale will be for the account of CRH.

The CRH Group has agreed to acquire the NewCo Group on a cash-free, debt-free basis, with normalised levels of working capital. The agreement contains customary warranties, including compliance with law, antitrust, environmental matters, litigation, tax and material contracts. It also indemnifies the CRH Group against any pre-closing tax liabilities subject to certain exclusions and limitations.

CRH has agreed that, for a period of not less than one year from closing of the agreement between the parties, it will maintain NewCo Group employee benefits on at least as favourable terms to the current terms, to not close a plant in that period, and not to engage in any collective redundancy programme or mass lay-off.

Where CRH disposes of any business within the NewCo Group within 18 months of closing of the agreement, it has agreed to share any profit on disposal equally with Lafarge and Holcim.

The Philippines SPA is a put and call options agreement dated 31 January 2015 between CRH International, CRH plc, Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Southwestern Cement Ventures, Inc., and Round Royal Inc. for the sale and purchase of the Philippines business being sold in connection with the proposed merger of Lafarge and Holcim. It is conditional on CRH entering into arrangements with a local partner in the Philippines so as to comply with the laws of the Philippines in relation to restrictions on foreign ownership of certain Philippine assets and if a local partner is not found on or before 15 August 2015, the assets will be sold with any profit on disposal split equally between CRH and the sellers under the Philippines SPA but any loss for the account of CRH. The Philippines SPA contains conditions to closing which are consistent with the conditions in the Global SPA and is also conditional upon completion of the Global SPA.

Financing

CRH proposes to finance the proposed Acquisition through existing cash resources, new bank facilities and the proceeds of a placing of new Ordinary Shares in CRH plc. The drawn amount of the loan facilities shall bear interest at the rate of EURIBOR plus a margin, which is subject to certain step-ups according to a time and credit ratings based schedule. The facilities consist of a €0.4 billion tranche with a maturity date of 31 December 2015, a €1.5 billion tranche with a maturity date of 30 June 2016, and a €1.0 billion tranche with a maturity date of 30 June 2018. Further details of the placing and the loan facilities are set out in note 33 to the Consolidated Financial Statements.

Dividend policy of the Combined Group

CRH has a strong dividend track record, being one of the few companies within the sector to have maintained its dividend throughout the downturn. Following completion of the proposed Acquisition, the dividend will remain a key focus for CRH. In this regard, while each dividend decision is made based on current trading and expectations regarding future performance, the Board anticipates that the proposed Acquisition will result in significant earnings accretion and enhanced cash generation for the Combined Group.

CRH 45

46        CRH

Sustainability and Governance

CRH's strategy and business model is built around the principles of sustainable, responsible and ethical performance.

The Group's organisational culture is rooted in a daily commitment to core values of honesty, integrity and respect in all business dealings.

CRH believes that combining these principles and values with best international practice, promotes good governance and provides a platform for the business to deliver superior returns over a sustained period of time, while also being sensitive and responsive to stakeholders and the environment in which the Group operates.

CRH has therefore placed sustainability and corporate social responsibility at the heart of its business model, strategy and activities worldwide.

Health & Safety

CRH employs approximately 76,000 people globally and keeping people safe is a strategic priority at all levels of the organisation.

Throughout the organisation, from senior executives to operational management and all employees, safety in the workplace remains a primary focus. The Group's network of safety officers oversee the implementation of safety policy and best practices across all operations.

Over the last five years, CRH has invested €135 million in a range of initiatives worldwide targeted at promoting and maintaining a strong culture of safety. The effectiveness of these efforts is demonstrated by the continued reduction in accidents. A significant 93% of active locations were accident free in 2014, which is an improvement on the prior year, and the accident frequency rate has reduced by an average of 15% per annum over the last decade. However, despite the continued focus on safety, CRH deeply regrets the loss of two contractors' lives at Group operations during 2014. CRH continues to implement its Group-wide Fatality Elimination Plan and the elimination of fatalities is a fundamental objective of the Group.

The Gliniany Quarry, owned by Grupa Ożarów SA in Poland, excavated its 100 millionth tonne of limestone for clinker production in December 2014. This photo, taken after severe rain in the area, displays the coexistence of the operating quarry and the surrounding nature.

CRH         47

Environment & Climate Change

With a global base, CRH recognises the part it can play in improving the sustainability of the built environment. CRH is committed to the highest standards of environmental management and to addressing proactively the challenges and opportunities of climate change.

The Group implements programmes across its worldwide operations to promote energy and resource efficiency, achieve targeted air emission reductions, enhance biodiversity, restore worked-out quarries and, in addition, realise environmentally driven product and process innovation and new business opportunities.

In 2012, three years ahead of the target date, CRH achieved its commitment to reduce specific net carbon dioxide (CO2) emissions from cement plants by 15% on 1990 levels. CRH is now on track to achieving its 2020 commitment to a 25% reduction in specific net CO2 cement plant emissions on 1990 levels.

Further progress was made in 2014. CRH continued to increase sales of lower carbon products such as warm-mix asphalt, which now accounts for approximately 40% of CRH’s US asphalt sales. In Europe, CRH provides low carbon cement for sustainable construction and approximately one third of CRH’s cement plant fuel requirements are met by alternative fuels, generating cost benefits in addition to carbon savings.

As well as being recyclable themselves, many CRH products incorporate significant quantities of recycled and other alternative materials. In 2014, the Group used 19 million tonnes of externally sourced alternative materials to replace raw materials, including recycled asphalt pavement and shingles which together provide a fifth of asphalt requirements in US operations.

48 CRH

People & Community

CRH believes that continued sustainable business success is built on maintaining excellent relationships with all stakeholders.

The Group is committed to fostering respect in the workplace and to developing an inclusive workforce based on merit and ability. Good people are at the heart of all successful organisations. It is a guiding Group philosophy to develop and nurture all employees, to provide training and skills learning, offering strong career paths and upskilling opportunities.

The Group endorses human and labour rights and supports the principles set out in the articles of the United Nations’ Universal Declaration of Human Rights and the International Labour Organisation’s Core Labour Principles. CRH operates a comprehensive Code of Business Conduct and has additionally implemented an Ethical Procurement Code and Supplier Code of Conduct.

The building materials industry traditionally attracts more male than female employees. In 2014, 18% of CRH’s employees were female. At Board level, CRH has three female directors including the Finance Director. Following the Annual General Meeting 25% of the CRH Board will be female.

CRH also recognises a wider responsibility beyond core business activities in the communities in which Group companies operate. It is Group policy to actively support and engage with our neighbours. In 2014, Group companies hosted over 600 stakeholder engagement events.

CRH assists local neighbourhood and community initiatives, in addition to supporting programmes in education, environmental protection and job creation. For example, during 2014, CRH’s US subsidiary, Oldcastle, continued in its national partnership with Habitat for Humanity and also continues to support the Wildlife Habitat Council.

CRH 49

Delivering Best-in-Class Governance

CRH is committed to adopting and maintaining best-in-class governance, which is a hallmark of successful organisations and businesses. At CRH, our values based approach to building and running a global business places an emphasis on respect for the law and an unrelenting commitment to compliance with the highest standards of business ethics.

CRH adopts an open and transparent environment in the workplace and we have developed an internal principle of conduct for all employees that there is ‘never a good reason to do the wrong thing’. Within this environment, we also foster a ‘speak up’ culture to empower and encourage participation among employees.

CRH’s Compliance & Ethics teams implement a Code of Business Conduct programme and work to ensure its success. The Code of Business Conduct sets out policies and guidelines, training, and monitoring and review mechanisms.

In the current training cycle a further 32,000 employees participated in Code of Business Conduct training. A further 11,000 also undertook advanced instruction on changing regulatory environments, anti-bribery rules, competition law and other relevant areas such as corruption and fraud.

Further information is provided in the Corporate Governance section of this report on page 106.

50 CRH

Managing Risk

Managing risk is an area of vital importance to CRH and the Group has adopted a formal Enterprise Risk Management (ERM) framework as a basis for assessing and mitigating risks associated with our range of businesses and corporate decisions.

The Group adopts the best international practice of incorporating the ‘three lines of defence’ structure into our corporate risk management: (i) local management,
(ii) divisional and corporate oversight, and (iii) the internal audit function.

The principal risks and uncertainties faced by the Group are outlined on pages 52 to 63 and are reported to the Audit Committee on a biannual basis.

Performance Reporting

CRH has formal structures in place to identify, evaluate and manage potential risks and opportunities in sustainability areas. Group performance in this regard, together with the effectiveness of actions, is reviewed regularly by the Board of Directors. CRH is committed to reporting on the breadth of its sustainability performance in a comprehensive and transparent manner and to publishing performance indicators and ambitions in key identified sustainability areas.

Oldcastle Precast provided Storm Capture® as a solution for the underground stormwater detention system at the new administration building site at Quantico National Cemetery, in Virginia – a military cemetery for veterans of the United States Armed Forces.

CRH 51

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s (and if the proposed Acquisition (see page 44) is completed, the Combined Group’s) business. The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction and Performance Measures – Forward-Looking Statements”. The Risk Factors have been grouped to focus on key strategic risks and key financial and reporting risks.

The definitions set out on page 44 apply throughout the Risk Factors that follow, unless the context otherwise requires.

Key Strategic Risk Factors

Industry cyclicality

Risk Factor	Discussion

The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the CRH Group and/or the Combined Group to respond on a timely basis and/or adequately to unfavourable events beyond the CRH Group’s and/or the Combined Group’s control will adversely affect financial performance.

The CRH Group’s operating and financial performance is, and the Combined Group’s would be, influenced by general economic conditions and the state of the residential, industrial and commercial and infrastructure construction markets in the countries in which it operates, particularly in Europe and North America. Closing of the proposed Acquisition will extend or expand the geographic scope of the CRH Group’s existing heavyside activities in France & La Reunion, Germany, the United Kingdom, Hungary, Serbia, Romania, Slovakia, the United States, Canada, Brazil and the Philippines.

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the CRH Group’s control, including:

	—	the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 9% of annual Group sales revenues in 2014);
	—	the performance of the national economies in the 34 countries in which the CRH Group operates (37 for the Combined Group);
—

monetary policies in the countries in which the CRH Group operates — for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus impacting residential construction activity;

—

the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the Moving Ahead for Progress in the 21st Century Act (“MAP-21”); and

	—	the level of demand for construction materials and services, with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity.

While economic conditions appear to be improving in the United States, a prolongation of or further deterioration in economic performance in Europe may result in further general reductions in construction activity in that area. Against this backdrop, the adequacy and timeliness of the actions taken by the CRH Group’s management team are of critical importance in maintaining financial performance at appropriate levels.

Each of the above factors could have a material adverse effect on the CRH Group’s and/or the Combined Group’s operating results and the market price of CRH plc’s Ordinary Shares.

52 CRH

Political and economic uncertainty

Risk Factor	Discussion

As an international business, the CRH Group operates, and the Combined Group would operate, in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. These conditions could include political unrest, strikes, war and other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. With particular reference to developing markets, changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the CRH Group operates, or in which the Combined Group would operate, may adversely affect the business, results of operations, financial condition or prospects of the CRH Group and/or the

Combined Group thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

The adverse developments in eurozone economic performance in recent years, together with ongoing austerity programmes in various countries in Europe, have contributed to heightened global uncertainty. These uncertainties include whether the euro will continue as a unit of currency. While various actions have been taken by central banks and other institutions to stabilise the economic situation, the success of these actions cannot be guaranteed.

The CRH Group currently operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, South America, China and India. The Combined Group would include a number of countries where the CRH Group does not currently have a significant presence, namely Serbia, Brazil and the Philippines. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges and could include the following:

	—	changes in political, social or economic conditions;
	—	trade protection measures and import or export licensing requirements;
	—	potentially negative consequences from changes in tax laws;
	—	labour practices and differing labour regulations;
	—	procurement which contravenes ethical considerations;
	—	unexpected changes in regulatory requirements;
	—	state-imposed restrictions on repatriation of funds; and

	—	the outbreak of armed conflict.

With regard to Ukraine, where the CRH Group has significant business interests, the outlook remains uncertain and the implications for construction activity in 2015 and beyond are unclear.

Commodity products and substitution

Risk Factor	Discussion

The CRH Group faces, and the Combined Group would face, strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the CRH Group and/or the Combined Group does not produce or distribute. Against this backdrop, if the CRH Group and/or the Combined Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.	The competitive environment in which the CRH Group operates, and the Combined Group would operate, can be significantly impacted by general economic conditions in combination with local factors including the number of competitors, the degree of utilisation of production capacity and the specifics of product demand. Across the multitude of largely local markets in which the CRH Group conducts business, and the Combined Group would conduct business, downward pricing pressure is experienced from time to time, and the CRH Group and/or the Combined Group may not always be in a position to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher sale prices.
A number of the products sold by the CRH Group and/or the Combined Group (both those manufactured internally and those distributed) compete with other building products that do not feature in the existing product range. Any significant shift in demand preference from the CRH Group’s and/or the Combined Group’s existing products to substitute products, which the CRH Group and/or the Combined Group does not produce or distribute, could adversely impact market share and results of operations.

CRH 53

Acquisition activity

Risk Factor	Discussion

Growth through acquisition is a key element of the CRH Group’s strategy. The CRH Group and/or the Combined Group may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. The CRH Group and/or the Combined Group may be liable for the past acts, omissions or liabilities of companies or businesses it has acquired, which may either be unforeseen or greater than anticipated at the time of the relevant acquisition.

The CRH Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions supplemented from time to time by larger strategic acquisitions into new markets or new building products. Subject to the factors highlighted below, the CRH Board intends that this will continue to be the case following completion of the proposed Acquisition.

The realisation of the CRH Group’s and/or the Combined Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The CRH Group and/or the Combined Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. If the proposed Acquisition is not completed, other acquisitions may not be identified and the Placing proceeds may be used for other corporate purposes. The CRH Group’s and/or the Combined Group’s ability to realise the expected benefits from acquisition activity depends, in large part, on its ability to integrate newly-acquired businesses in a timely and effective manner. Situations may arise where the CRH Group and/or the Combined Group may be liable for the past acts or omissions or liabilities of companies acquired; for example, the potential environmental liabilities addressed under the “Sustainability” Risk Factor below. Even if the CRH Group and/or the Combined Group is able to acquire suitable companies, it still may not be able to incorporate them successfully into the relevant legacy businesses and, accordingly, may be deprived of the expected benefits thus leading to potential dissipation and diversion of management resources and constraints on financial performance. See also “Risk Factors – Risks and Uncertainties Related to the Proposed Acquisition”.

Joint ventures and associates

Risk Factor	Discussion

The CRH Group does not have, and the Combined Group would not have, a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the CRH Group’s and/or the Combined Group’s ability to generate adequate returns and to develop and grow these businesses.	Due to the absence of full control of joint ventures and associates, important decisions such as the approval of business plans and the timing and amount of cash distributions and capital expenditures, for example, may require the consent of partners or may be approved without the CRH Group’s consent.
These limitations could impair the CRH Group’s and/or the Combined Group’s ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment and, by corollary, the CRH Group and/or the Combined Group.

54 CRH

Human resources

Risk Factor	Discussion

Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition and difficulties in succession planning and potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the CRH Group and/or the Combined Group is exposed to various risks associated with collective representation of employees in certain jurisdictions. These risks could include strikes and increased wage demands with possible reputational consequences. The performance of the Combined Group would, amongst other things, be dependent on the retention and motivation of certain key management currently employed within the entities the CRH Group is proposing to acquire.	The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the CRH Group’s and/or the Combined Group’s core strategy of performance and growth and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied. Programmes designed to focus on performance management skills and leadership development may not achieve their desired objectives.
The maintenance of positive employee and trade/labour union relations is key to the successful operation of the CRH Group and/or the Combined Group. Some of the CRH Group’s employees, and those employed in the NewCo Group, are represented by trade/labour unions under various collective agreements. For unionised employees, the CRH Group and the individual entities within the NewCo Group may not be able to renegotiate satisfactorily the relevant collective agreements upon expiration and may face tougher negotiations and higher wage demands than would be the case for non-unionised employees. In addition, existing labour agreements may not prevent a strike or work stoppage with any such activity creating reputational risk and potentially having a material adverse effect on the results of operations and financial condition of the CRH Group and/or the Combined Group.

Corporate communications

Risk Factor	Discussion

As a publicly-listed company, the CRH Group undertakes, and the Combined Group would undertake, regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.	The CRH Group places, and the Combined Group would place, great emphasis on timely and relevant corporate communications with overall responsibility for these matters being vested in senior management at the Group Head Office (largely the Chief Executive, the Finance Director, the Head of Investor Relations and the Group Director, Corporate Affairs) supported by engagement with highly experienced external advisors, where appropriate. The strategic, operational and financial performance of the CRH Group and of its constituent entities, including following the proposed Acquisition, the NewCo Group, is reported to the Board on a monthly basis with all results announcements and other externally-issued documentation (e.g. the Annual Report on Form 20-F) being discussed by the Board/Audit Committee prior to release.

Cyber and information technology

Risk Factor	Discussion

As a result of the proliferation of information technology in the world today, the CRH Group is, and the Combined Group would be, dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the CRH Group is, and the Combined Group would be, exposed to security threats to its digital infrastructure through cyber-crime which might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the CRH Group and/or the Combined Group could suffer reputational losses and incur significant financial costs in remediation. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion.	The CRH Group attaches importance to addressing security and cyber threats to its digital infrastructure given the increasing sophistication and evolving nature of these threats. Such attacks may result in interference with production software, corruption or theft of sensitive data, manipulation of financial data accessible through its digital infrastructure, or reputational losses as a result of misrepresentation via social media and other websites. While the CRH Group has made a significant investment in upgrading its digital infrastructure and governance processes with the overall objective of further enhancing system security, there can be no assurance that future attacks will not be successful due to their increasing sophistication and the difficulties in detecting and defending against them in a timely fashion.

CRH 55

Sustainability

Risk Factor	Discussion

The CRH Group is, and the Combined Group would be, subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the CRH Group’s and/or the Combined Group’s business, results of operations, financial condition and/or prospects.

The CRH Group is, and the Combined Group would be, subject to a broad and increasingly stringent range of existing and evolving laws, regulations, standards and best practices with respect to governance, the environment and health and safety measures in each of the jurisdictions in which it operates/would operate giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of its operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in conducting business in the building materials sector and the impact of future developments in these respects on the CRH Group’s and/or the Combined Group’s activities, products, operations, profitability and cash flow cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future or that material limitations on the development of its operations will not arise.

Environmental and health and safety and other laws, regulations, standards and best practices may expose the CRH Group and/or the Combined Group to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold or acquired and activities that have been discontinued. In addition, many of the CRH Group’s manufacturing sites have a history of industrial use and, while strict environmental operating standards are applied and extensive environmental due diligence is undertaken in acquisition activity, some soil and groundwater contamination has occurred in the past at a limited number of sites. Although the associated remediation costs incurred to date have not been material, they may become more significant in the future. Despite the CRH Group’s policy and efforts to comply with all applicable environmental and health and safety laws, it may face increased remediation liabilities and additional legal proceedings concerning environmental and health and safety matters in the future.

Based on information currently available, the CRH Group has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. These figures are not material in the context of the CRH Group. However, neither the CRH Group nor the Combined Group can predict environmental and health and safety matters with certainty, and budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in laws or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the operations of the CRH Group and/or the Combined Group, which in turn could have a material adverse effect on the reputation, business, results of operations and overall financial condition of the CRH Group and/or the Combined Group.

For additional information see also “Introduction – The Environment and Government Regulations”.

56 CRH

Laws and regulations

Risk Factor	Discussion

The CRH Group is, and the Combined Group would be, subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is/would be exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance, and may potentially inflict reputational damage.

The CRH Group is, and the Combined Group would be, subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates/would operate. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. The CRH Group mandates that its employees comply with its Code of Business Conduct which stipulates best practices in relation to regulatory matters. Neither the CRH Group, nor the Combined Group, can guarantee that their employees will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect the business, results of operations, financial condition or prospects of the CRH Group and/or the Combined Group.

The CRH Group seeks to comply fully with legislation such as the Foreign Corrupt Practices Act in the United States and the Bribery Act in the United Kingdom and has put in place significant internal controls and compliance policies and procedures. However, there can be no assurance that such established policies and procedures will afford adequate protection against fraudulent and/or corrupt activity and any such activity could have a material adverse effect on the CRH Group’s and/or the Combined Group’s business, results of operations, financial condition or prospects.

Key Financial and Reporting Risk Factors

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity)

Risk Factor	Discussion

The CRH Group uses, and the Combined Group would use, financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the CRH Group and/or the Combined Group from operational activity is currently/would be dedicated to the payment of principal and interest on indebtedness. In addition, the CRH Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the CRH Group’s and/or the Combined Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the CRH Group’s and/or the Combined Group’s ability to raise funds on acceptable terms. In addition, against the backdrop of heightened uncertainties in the eurozone, insolvency of the financial institutions with which the CRH Group and/or the Combined Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations.

Interest rate and leverage risks: The CRH Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. As at 31 December 2014, the Group had outstanding net indebtedness of approximately €2.5 billion (2013: €3.0 billion). On Closing, the Combined Group will have significant outstanding indebtedness, which may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This high level of indebtedness could give rise to the Combined Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the increased level of indebtedness as a result of the proposed Acquisition may give rise to a general increase in interest rates borne and there can be no assurance that the Combined Group will not be adversely impacted by increases in borrowing costs in the future.

For the year ended 31 December 2014, PBITDA/net interest (all as defined in the relevant agreements as discussed in note 23 to the Consolidated Financial Statements), which is the CRH Group’s principal financial covenant, was 7.0 times (2013: 6.3 times); we anticipate that, aside from the impact of once-off costs arising on acquisition, PBITDA/net interest cover will be largely unchanged as a result of the proposed Acquisition. The prescribed minimum PBITDA/net interest cover ratio is 4.5 times and the prescribed minimum net worth is €5 billion.

Foreign currency risks: If the euro, which is the CRH Group’s reporting currency, weakens relative to the basket of foreign currencies in which net debt is denominated (principally the US Dollar, Pound Sterling and the Swiss Franc), the net debt balance would increase; the converse would apply if the euro was to strengthen. The CRH Group’s established policy to spread its net worth across the currencies of its operations, with the objective of limiting its exposure to individual currencies and thus promoting consistency with geographical balance, may not be successful.

CRH 57

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity) – continued	Counterparty risks: Insolvency of the financial institutions with which the CRH Group and/or the Combined Group conducts business, or a downgrade in their credit ratings, may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying amount of the relevant financial instrument.

The CRH Group holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2014, totalled €3.3 billion (2013: €2.5 billion). In addition to the above, the CRH Group enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2014 were €102 million and €23 million respectively (2013: €80 million and €53 million respectively). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the CRH Group’s activities (e.g. highway paving in the United States) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2014, this balance was €0.5 billion (2013: €0.4 billion). In the current business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

Credit rating risks: A downgrade of the CRH Group’s and/or the Combined Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may, among other concerns, impair its ability to access debt markets or otherwise raise funds or enter into letters of credit, for example, on acceptable terms. Such a downgrade may result from factors specific to the CRH Group and/or the Combined Group, including as a result of the increased indebtedness resulting from the proposed Acquisition, or from other factors such as general economic or sector-specific weakness or sovereign credit rating ceilings.

Liquidity risks: The principal liquidity risks stem from the maturation of debt obligations and derivative transactions. The CRH Group aims to achieve flexibility in funding sources through a variety of means including (i) maintaining cash and cash equivalents with a number of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) meeting the bulk of debt requirements through committed bank lines or other term financing; and (iv) having surplus committed lines of credit. However, market or economic conditions may make it difficult at times to realise this objective.

For additional information on the above risks see note 21 to the Consolidated Financial Statements. See also “Risk Factors – Risks and Uncertainties Related to the Proposed Acquisition”.

58 CRH

Defined benefit pension schemes and related obligations

Risk Factor	Discussion

The CRH Group, and various entities within the NewCo Group, operate a number of defined benefit pension schemes and related obligations (e.g. termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of their operating jurisdictions.

The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. In addition, fluctuations in the accounting surplus/deficit may adversely impact credit metrics thus harming the CRH Group’s and/or the Combined Group’s ability to raise funds.

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for future compensation levels, future labour market conditions and anticipated inflation; (iii) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed on pages 176 and 178. A prolonged period of financial market instability would have an adverse impact on the valuations of pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the CRH Group have reported material funding deficits thus necessitating remediation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the contracted payments disclosure on page 69. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets.

Adequacy of insurance arrangements and related counterparty exposures

Risk Factor	Discussion

The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards would include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, into which the NewCo Group would be assimilated, the CRH Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of its insurance counterparties, the CRH Group and/or the Combined Group could be impacted by losses where recovery from such counterparties is not possible.

Insurance protection is maintained with leading, highly-rated international insurers with appropriate risk retention by wholly-owned insurance companies (captive insurers) and by insured entities in the context of the deductibles/excesses borne. The coverage includes property damage and business interruption, public and products liability/general liability, employer’s liability/workmens’ compensation, environmental impairment liability, automobile liability and directors’ and officers’ liability. Adequate coverage at reasonable rates is not always commercially available to cover all potential risks and no assurance can be given that the insurance arrangements in place would be sufficient to cover all losses or liabilities to which the CRH Group and/or the Combined Group might be exposed. The occurrence of a significant adverse event not covered, or only partially covered, by insurance could have a material adverse impact on the business, results of operations, financial condition or prospects of the CRH Group and/or the Combined Group.

As at 31 December 2014, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €208 million (2013: €181 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

CRH 59

Foreign currency translation

Risk Factor	Discussion

The CRH Group’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. This situation is equally applicable to the activities of the NewCo Group. The principal foreign exchange risks to which the Consolidated Financial Statements of the CRH Group are exposed pertain to adverse movements in reported results when translated into euro (which is the CRH Group’s, and would be the Combined Group’s, reporting currency) together with declines in the euro value of net investments, which are denominated in a wide basket of currencies other than the euro. Closing of the proposed Acquisition will increase exposure to a number of currencies, which have hitherto been immaterial, and will introduce exposures to some new currencies. The most significant currency exposures for the Combined Group will be the US Dollar, the Canadian Dollar, the Swiss Franc, the Polish Zloty, the Pound Sterling and the Philippine Peso.	A significant proportion of the CRH Group’s revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollars, Swiss Francs, Polish Zlotys and Pounds Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the CRH Group for the year ended 31 December 2014, see the Business Performance Review section commencing on page 66 and note 21 to the Consolidated Financial Statements.

Goodwill impairment

Risk Factor	Discussion

Significant under-performance in any of the CRH Group’s and/or the Combined Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill, which would have a substantial impact on income and equity.	An acquisition generates goodwill to the extent that the price paid exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 14 to the Consolidated Financial Statements on pages 159 and 160.

Whilst a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2014 would have resulted in a charge to income and a reduction in equity of €4.0 billion (2013: €3.7 billion).

Inspections by the Public Company Accounting Oversight Board (“PCAOB”)

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

60 CRH

Risks and Uncertainties Related to the Proposed Acquisition

This section documents the principal transaction-specific risks and uncertainties presented by the proposed Acquisition.

Closing of the proposed Acquisition is subject to the satisfaction (or waiver, where applicable) of various conditions precedent

Risk Factor	Discussion

Closing of the proposed Acquisition is subject to the fulfilment of the following conditions: (i) the approval by CRH shareholders of the Resolution to undertake the proposed Acquisition at an Extraordinary General Meeting of CRH plc; (ii) successful completion of the proposed merger of Lafarge and Holcim; and (iii) the completion of certain local reorganisations by Lafarge and Holcim in advance of the proposed Acquisition.

There can be no guarantee that these conditions precedent will be met and that the proposed Acquisition will be completed as proposed or at all.
A failure to consummate the proposed Acquisition would give rise to a number of risks. The most material of these risks are the following:
	—	a decline in the market price of CRH’s Ordinary Shares;
	—	the incurrence of break fees as outlined on page 186;
	—	the failure to meet strategic objectives; and

	—	the incurrence of standby financing costs pending completion of the proposed Acquisition.

Risks of executing the transaction could cause the market price of CRH’s Ordinary Shares to decline

Risk Factor	Discussion

The market price of CRH’s Ordinary Shares may decline as a result of the proposed Acquisition.	Among other factors, the following could cause the market price of CRH’s Ordinary Shares to decline as a result of the proposed Acquisition:
	—	regulatory approvals may take longer than expected, may not be forthcoming or conditions may be imposed;

	—	the integration of the acquired businesses is delayed or unsuccessful leading to the failure to meet strategic objectives;

	—	the Combined Group does not achieve the anticipated benefits and synergies of the proposed Acquisition within the timescale envisaged by the CRH Board and management; and

	—	the effect of the proposed Acquisition on CRH’s consolidated financial results of operations falls short of the expectations of the CRH Board and management.

CRH 61

The Combined Group may fail, or may take longer than currently anticipated, to realise the perceived benefits of the proposed Acquisition. In addition, the Combined Group may encounter difficulties in integrating the acquired entities into pre-existing organisational structures.

Risk Factor	Discussion

There can be no assurance that the integration of the proposed Acquisition into the existing operations of the CRH Group will achieve the business growth opportunities, margin benefits, cost savings and other synergies anticipated by the CRH Board and management. Should the anticipated benefits and synergies fail to materialise or the quantum thereof falls short of expectations, the assumptions used to justify the consideration payable may prove to be incorrect and the results of operations and the financial condition of the Combined Group may be adversely affected.

The future prospects of the Combined Group will, in part, be dependent upon CRH’s ability to integrate the acquired entities. Some of the potential challenges in integration may not become known until after Closing. The key potential difficulties associated with integration of the NewCo Group could include the following:

—

the complexity and costs of transferring employees and assets and consolidating and integrating operations, infrastructure, processes, procedures, systems, facilities, services and policies across different countries, jurisdictions, regulatory systems and cultures;

	—	ability to maintain employee engagement and retain and incentivise key employees;
	—	diversion of management time and resources away from the day-to-day operations of the CRH Group and disrupting business continuity;
	—	redeploying resources in different areas of operations causing disruption of the business;

	—	unforeseen legal, regulatory, contractual, labour and other issues arising from the proposed Acquisition together with ineffective mitigation thereof and limited recourse against the Sellers;

	—	unanticipated capital expenditure requirements; and

	—	the risk of the regulatory authorities requiring the CRH Group to sell assets below the valuation reflected in the purchase price.

Difficulties experienced in the integration process could potentially lead to, amongst other matters, higher integration costs, lower benefits or cost savings, interruption of business operations and loss of customers, suppliers or key personnel, which could have a material adverse effect on the business, results of operations, overall financial condition and prospects of the Combined Group.

62 CRH

Financing for the proposed Acquisition (i) will increase the CRH Group’s and/or the Combined Group’s leverage and interest costs; (ii) may reduce operating flexibility under existing financial covenants; and (iii) may adversely impact credit ratings and the ability to obtain additional financing for future opportunities	In order to finance the proposed Acquisition, the CRH Group plans to use existing cash resources and enter into new bank facilities (as well as using the proceeds of the placing by CRH of 74,039,915 new Ordinary Shares), which would increase its leverage and interest costs, may reduce its operating flexibility under the financial covenants for its existing debt and may adversely impact the CRH Group’s and/or the Combined Group’s credit ratings and its ability to obtain additional financing for future opportunities either in the medium or longer term. The incurrence of this additional indebtedness and the related increase in funding costs could result in downgrades of credit ratings potentially making future financing more difficult to obtain due to limitations imposed by financial covenants and perceptions about the CRH Group’s and/or the Combined Group’s ability to meet its debt obligations.

Transaction-related costs may exceed expectations	Should the proposed Acquisition proceed, CRH will incur costs in integrating the acquired entities and in delivering the synergies identified. The actual costs incurred may exceed current estimates and additional and unforeseen expenses may arise in connection with the proposed Acquisition. In addition, CRH has incurred and will incur legal, accounting and transaction fees and other costs relating directly to the proposed Acquisition, the majority of which are payable irrespective of Closing. Such costs could materially and adversely affect the realisation of synergies and the results of operations of the CRH Group and/or the Combined Group.

Reliance on third party information	Information has been provided to CRH by the Sellers in respect of the NewCo Group. Any failure by the Sellers to disclose matters that CRH is unaware of may affect the significance or accuracy of any such information. If any such undisclosed matters exist and are adverse to the NewCo Group, they may have an adverse effect on the Combined Group’s future financial condition and results of operations and/or may result in additional costs or liabilities to the Combined Group.

CRH 63

64        CRH

Preferred Materials performed the paving and supplied 36,240 tonnes of asphalt on Boyette Road, a 2.2 mile project in Lithia, Florida.

CRH 65

Business Performance Review 1

Finance Director’s Introduction

2014 was a year of growth for CRH, with improved performance in the first half driven by favourable weather in Europe, and the second half benefiting from improved momentum in the United States. The Group continued to focus on cash generation finishing the year in a strong and flexible financial position. Net debt at year-end 2014 reduced by €0.5 billion compared to 2013. This was achieved with strong cash inflows from operations, and proceeds of €0.35 billion from disposals, partly offset by spend of €0.62 billion on acquisitions, investments and capital expenditure, and dividend payments of €0.36 billion.

Key Components of 2014 Performance

Overall sales for 2014 were 5% ahead of 2013, while organic sales from underlying operations were up 4%, reflecting strong favourable weather-impacted demand in Europe in the first half and increasing activity in the United States.

In Europe, after the encouraging start to the year which saw like-for-like sales increase by 6% helped by favourable early-season weather, trading in the second half was impacted by moderating trends across all three segments. Overall like-for-like sales for the year increased by 2%. EBITDA
(as defined)* margin increased due to increased capacity utilisation, efficiency measures and cost saving actions.

Against an improving market backdrop as the year progressed, like-for-like sales in the Americas were up 8% in the second half, compared with a first half increase of 4%. In our Materials business, like-for-like sales improved throughout the year and finished 7% ahead. Our Products and Distribution businesses which were impacted by unfavourable weather patterns in the early part of the year, benefited from improving demand in the second half particularly from new residential construction, and like-for-like sales were 5% ahead of 2013. With higher sales and good cost control, EBITDA (as defined)* margins improved in all three Americas segments.

1 See cautionary statement regarding forward-looking statements on page 9.

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

66        CRH

During 2014, the US Dollar remained relatively stable at approximately 1.33 against the euro, however the weakening of currencies like the Ukrainian Hryvnia and Argentine Peso, partly offset by the strengthening of Sterling, were the principal factors behind the exchange effects shown in the table below. The average and year-end 2014 exchange rates of the major currencies impacting on the Group are set out on page 145.

We continued to advance the significant cost-reduction initiatives which have been progressively implemented since 2007 and which by year-end had generated cumulative annualised savings of over €2.5 billion. Total restructuring costs associated with these initiatives (which generated savings of €118 million in 2014) amounted to €51 million in 2014 (2013: €71 million) and were once again heavily focussed on our European Divisions.

Liquidity and Capital Resources – 2014 compared with 2013

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 138.

Throughout 2014 the Group continued to keep a focus on cash management, targeting in particular working capital and capital expenditure. Year-end working capital of €2 billion represented just 10.6% of sales, an improvement compared with year-end 2013 (11.2%). This performance delivered a net positive movement (inflow) for the year of €35 million (2013: €77 million). CRH believes that its current working capital is sufficient for the Group’s present requirements. Strong control of spending on property, plant and equipment resulted in lower cash outflows of €435 million (2013: €497 million), with spend in 2014 representing 69% of depreciation (2013: 74%).

Key Components of 2014 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposal	Finance costs (net)	Equity accounted investments†	Pre-tax profit/(loss)

2013	18,031	1,475	100	26	(297)	(44)	(215)
Exchange effects	(62)	(11)	(4)	-	(1)	5	-
2013 at 2014 exchange rates	17,969	1,464	96	26	(298)	(39)	(215)
Incremental impact in 2014 of:
- 2014 and 2013 acquisitions	237	16	4	-	-	(2)	2
- 2014 and 2013 divestments	(25)	-	1	43	-	(1)	43
- Restructuring costs	-	20	20	-	-	-	20
- Pension/CO2 gains	-	(23)	(23)	-	-	-	(23)
- Impairment charges	-	-	601	-	-	105	706
Ongoing operations	731	164	218	8	10	(8)	228
2014	18,912	1,641	917	77	(288)	55	761

† CRH’s share of after-tax profits of joint ventures and associated undertakings

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 67

Business Performance Review | continued

Other major movements in net debt during the year comprised acquisition spend of €181 million on 21 transactions which was more than offset by divestment and disposal proceeds of €345 million.

Cash dividend payments of €357 million and proceeds of €22 million from exercise of share options were similar to last year.

Year-end interest-bearing loans and borrowings increased by €0.3 billion to €5.9 billion (2013: €5.5 billion). Net debt of €2.5 billion† at 31 December 2014 was €0.5 billion lower than year-end 2013. At year-end the stronger US Dollar (1.2141 versus the euro compared with 1.3791 at year-end 2013) was the main factor in the negative translation and mark-to-market impact of €181 million on net debt.

The Group is in a strong financial position. It is well funded and interest cover (EBITDA (as defined)*/Net Interest) of 6.7 times is significantly higher than the minimum requirements in the Group covenant agreements – further details are set out in note 23 to the Consolidated Financial Statements.

We successfully completed two bond issues during 2014: in July €600 million of 7-year euro bonds were issued with a coupon of 1.75% and in September we completed our first Swiss Franc bond issuance for a further CHF330 million of 8-year bonds with a coupon of 1.375% . These were the lowest-ever coupons obtained by the Group and reflect CRH’s commitment to managing debt and maintaining an investment grade credit rating.

The Group remains in a very strong financial position with total liquidity at end 2014 of €5.9 billion comprising €3.3 billion of cash and cash equivalents on hand and €2.6 billion of committed undrawn facilities which do not mature until 2019. These cash balances were enough to meet all maturing debt obligations for the next five years and the weighted average maturity of the remaining term debt was eight years.

Significant Changes

On 1 February 2015, CRH announced that it had made a binding irrevocable offer to acquire certain businesses and assets of Lafarge S.A. (“Lafarge”) and Holcim Ltd (“Holcim”) for a total enterprise value of €6.5 billion. The proposed Acquisition is subject to: (i) CRH shareholder approval at an Extraordinary General Meeting to be held on 19 March 2015; (ii) the successful completion of the proposed merger of Lafarge and Holcim; and (iii) the completion of certain local reorganisations by Lafarge and Holcim in advance of the acquisition.

The Board believes that this acquisition, which arises from the decision by Lafarge and Holcim to divest certain of their businesses and assets in order to obtain regulatory clearances necessary to complete their merger, represents a compelling strategic opportunity for CRH. The acquisition will be funded through a combination of €2 billion from existing cash resources, the proceeds of €1.6 billion from the placing, which completed on 5 February 2015, of 74,039,915 Ordinary Shares in CRH plc (which rank pari passu in all respects with the existing Ordinary Shares including the right to receive all future dividends declared or paid after the date of the placing) and by new debt facilities in the amount of €2.9 billion. Further details are set out on page 44 and in note 33 to the Consolidated Financial Statements.

Other than the events above, no significant changes have occurred since the balance sheet date.

Business Performance Reviews

The sections on pages 70 to 76 outline the scale of CRH’s business in 2014, and provide a more detailed review of performance in each of CRH’s six reporting segments.

Quantitative and Qualitative Information about Market Risk

The Group addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2014, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the US$/€ exchange rate. The US$/€ rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the United States. This analysis, set out in note 21 to the Consolidated Financial Statements, is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative and Qualitative information and sensitivity analysis of market risk is contained in notes 20 to 24 to the Consolidated Financial Statements.

†	As disclosed in note 20 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, and derivative financial instruments.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

68 CRH

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a, current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2014 is as follows:

Contractual Obligations

Payments due by period	Total €m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m

Interest-bearing loans and borrowings[1]	5,742	452	1,372	1,036	2,882

Finance leases	13	2	4	3	4

Estimated interest payments on contractually-committed debt and finance leases[2]	1,149	253	364	227	305

Deferred and contingent acquisition consideration	207	59	118	16	14

Operating leases[3]	1,390	310	414	249	417

Purchase obligations[4]	263	226	30	3	4

Retirement benefit obligation commitments[5]	154	26	49	31	48

Total	8,918	1,328	2,351	1,565	3,674

1      Of the €5.7 billion total gross debt, €0.1 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

2      These amounts have been estimated on the basis of the following assumptions: (i) no change in variable interest rates; (ii) no change in exchange rates; (iii) that all debt is repaid as if it falls due from future cash generation; and (iv) none is refinanced by future debt issuance.

3 Includes €54 million in relation to businesses classified as held for sale. See further details in note 4 to the Consolidated Financial Statements.

4      Includes contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2014 for capital expenditure are set out in note 13 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

5      Represents the contracted payments related to our pension schemes in the United Kingdom and Ireland. This includes €65 million in relation to schemes reclassified as held for sale. See further details in note 27 to the Consolidated Financial Statements.

CRH 69

Europe Heavyside

Results					Analysis of change
€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension/ CO2 gains	Exchange
Sales revenue	4%	3,929	3,786	143	105	51	-4	-	-	-9
EBITDA (as defined)*	17%	380	326	54	47	2	1	22	-11	-7
Operating profit	138%	151	-395	546	73	-2	1	489	-11	-4
EBITDA (as defined)* margin		9.7%	8.6%
Operating profit/sales		3.8%	-10.4%

No pension restructuring gains were recorded (2013: €12 million) Gains from CO2 trading amounted to €9 million (2013: €8 million)					Restructuring costs amounted to €15 million (2013: €37 million) Impairment charges of €35 million were incurred (2013: €502 million)

The commentary below excludes the impact of impairment charges on operating profit.

Excellent weather conditions, especially in the first quarter, provided a platform for a like-for-like sales increase of 7% in the first six months. With sales marginally behind 2013 in the second half, overall like-for-like sales for the year increased by 3%. The EBITDA (as defined)* margin improved significantly due to increased capacity utilisation, efficiency measures, cost savings and relatively stable input costs.

Western Europe

Sales increased by 4% in 2014 with double-digit growth in Ireland and the UK partly offset by declines in the Benelux and France. EBITDA (as defined)* increased significantly, mainly driven by excellent results in the UK.

With the residential construction market remaining strong in Switzerland, our cement volumes were 8% ahead of 2013, although we continued to experience price pressure. Prices in the downstream businesses were stable while volumes declined slightly. Overall operating profit declined. In the UK the residential market remained very strong both for our clay and concrete businesses, and sales and operating profit increased during the year. There was a mixed outcome in the Benelux. While overall demand in the Netherlands was weak, resulting in lower volumes for readymixed concrete and landscaping products, cement volumes remained in line with the prior year and in Belgium were better than in 2013. Both markets experienced significant price pressure and operating profit was lower than prior year. In Ireland an increase in residential activity in Dublin resulted in higher volumes, however prices remained competitive due to overcapacity in the market. Overall operating profit was in line with 2013.

Construction output in France continued to decline and precast concrete volumes fell sharply resulting in lower operating profit. In Germany, volumes were higher in our concrete landscaping activity and prices remained under pressure; underlying operating profit was in line with 2013. Residential activity in Denmark improved, and although pricing remained difficult due to the overcapacity in the market; operating profit increased. In Spain, the decline in national cement volumes moderated, while volumes for our cement business in the Basque region were slightly ahead of 2013; overall operating profit was ahead of the 2013 outcome.

Eastern Europe

Our operations benefited from favourable weather at the start of the year, with like-for-like sales up 9% in the first half. However, sales fell by 6% in the second half, resulting in a marginal increase in like-for-like sales for the year overall. The slight improvement was achieved against a backdrop of political turmoil in Ukraine offset by improved demand in Poland. A relatively stable input cost environment, together with ongoing efficiency measures, resulted in an overall stable EBITDA (as defined)* margin.

Construction output in Poland increased by 5% in 2014, reflecting an early start to the season due to very mild weather in the first quarter, stronger economic growth and a pick-up in the previously sluggish residential sector. National cement volumes for the year increased by 6%. Our readymixed concrete and landscaping volumes also increased. While prices for many of our products remained under pressure, operating profit in Poland increased due to strong volumes and the benefit of previously implemented cost-reduction programmes. Despite the uncertain political backdrop in Ukraine and a 13% reduction in national construction output, our like-for-like cement volumes were only down 1% on 2013 reflecting the concentration of our plants in western Ukraine and the ongoing commitment and dedication of our Ukrainian-based team. Due to better pricing, continued focus on cost efficiencies and the full-year benefit of the acquisition of Mykolaiv, operating profit in local currency was ahead of 2013. Construction output in Finland remained relatively weak in 2014 mainly as a result of a continuing decline in housing starts and a 2% drop in our cement volumes. Volumes and prices in readymixed concrete and aggregates were also under pressure and operating profit was below 2013. Sales and operating profit were ahead in 2014 in our concrete products operations in Romania, Hungary and Slovakia as a result of improved activity.

Outlook

Western Europe: In the Netherlands we expect to see further improvements in the residential sector, which should have a positive impact in 2015, while the non-residential and infrastructure sectors are expected to improve marginally. In Switzerland construction activity is expected to decline slightly but remain on a relatively high level with some improvement from larger infrastructure (tunnel) projects, which are expected to

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

70 CRH

commence in 2015. The outlook for construction output in Belgium is flat. Ireland should continue to grow with overall construction activity mainly driven by the residential segment. France is expected to decline further especially in the infrastructure sector. The outlook for Germany and Denmark is positive, but showing only modest growth. Spain remains challenging and we expect that 2014 was the bottom of the cycle, with moderate improvements anticipated in 2015.

Eastern Europe: The growth in activity in Poland during 2014 is expected to continue to be led by a pick-up in road programme activity in the second half of 2015. The outlook for Ukraine is uncertain; we expect construction activity to decline, and the local currency is expected to remain very weak. The outlook remains challenging for Finland, although with the benefits of cost efficiencies we expect to improve margins. Further growth is expected in Romania, Hungary and Slovakia.

Europe Lightside

Results					Analysis of change
€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Pensions	Exchange
Sales revenue	7%	913	856	57	53	-	-	-	4
EBITDA (as defined)*	32%	94	71	23	22	-	1	-1	1
Operating profit	154%	71	28	43	31	-	14	-1	-1
EBITDA (as defined)* margin		10.3%	8.3%
Operating profit/sales		7.8%	3.3%

					Restructuring costs amounted to €5 million (2013: €6 million)
No pension restructuring gains were recorded (2013: €1 million)					No impairment charges were recorded (2013: €13 million)

The commentary below excludes the impact of impairment charges on operating profit.

2014 saw good progress for Europe Lightside, with our portfolio of businesses benefiting from mild weather early in the year. Like-for-like sales were 6% ahead of 2013, helped by good export levels to markets outside of Europe. Market demand in the Netherlands and France remained weak, while activity in Germany, Belgium and Switzerland was more resilient. The UK experienced robust growth, particularly in residential construction. With the benefit of new product innovation, market share gains and cost reduction initiatives, the Division achieved substantial growth in both EBITDA (as defined)* and operating profit margins.

Construction Accessories

This division supplies a broad range of connecting, fixing and anchor systems to the construction industry. Like-for-like sales grew by almost 6% in 2014, with a significant increase in operating profit. Engineered Accessories benefited from new product innovation and previous restructuring initiatives. Our businesses in Germany and the UK delivered strong growth in operating profits, while Switzerland also performed well. The more commodity-focussed Building Site Accessories businesses had a mixed year, with better performances in the UK, Belgium and Spain offset by rationalisation costs and more difficult trading conditions in Germany and France.

Shutters & Awnings

Our operations in this division serve the attractive RMI and residential end-use markets, supplying sun protection, energy-

saving, and outdoor living technologies. The Netherlands business benefited from the introduction of innovative new products with strong margins. The UK business also delivered improved sales and margins. In Germany, strong demand for our awnings products was offset by a weaker performance in the shutters business due to lower exports to France and restructuring measures. Overall, like-for-like sales and operating profits increased.

Fencing & Cubis

Our Permanent Fencing business again experienced difficult markets, especially in the Netherlands, although a number of initiatives contributed to improved sales and operating profits. Despite challenging market conditions, results for Mobile Fencing were only slightly lower year-on-year, as a result of various operational excellence measures. Cubis, our composite access chamber business, had another good year in which sales and operating profits increased due to strong UK demand and the introduction of a range of new products.

Outlook

While we are positive about the UK and Switzerland in 2015, we expect France to remain challenging, and are cautious about the outlook for Germany and the Netherlands. Given Europe Lightside’s robust business mix, we anticipate further organic growth in 2015, achieved through new products, maximising export opportunities and a continued RMI focus. This growth, combined with commercial and operational excellence programmes, is expected to deliver further improvement in our operating profit in the year ahead.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 71

Europe Distribution

Results					Analysis of change
€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Pensions	Exchange
Sales revenue	2%	3,999	3,936	63	7	41	-	-	15
EBITDA (as defined)*	2%	190	186	4	15	-	-	-11	-
Operating profit	6%	112	106	6	14	-1	4	-11	-
EBITDA (as defined)* margin		4.8%	4.7%
Operating profit/sales		2.8%	2.7%

No pension restructuring gains were recorded (2013: €11 million)					Restructuring costs amounted to €4 million (2013: €4 million) No impairment charges were recorded (2013: €4 million)

With the benefit of mild weather in the early months of 2014, first-half like-for-like sales increased by 4%. Although the Netherlands saw some recovery in consumer confidence as the year progressed, financing conditions remained tight; our other key markets, particularly Switzerland, France and Germany, experienced more subdued demand and intense competition. While sales in the third quarter declined by 4% on a like-for-like basis, by December activity had flattened to a level similar to last year, resulting in a full-year like-for-like sales outturn that was broadly similar to 2013. With the benefit of procurement and other commercial excellence initiatives, and in spite of the absence in 2014 of the once-off pension gain of €11 million reported in 2013, overall operating profit and margin was ahead of last year.

Six builders merchants acquisitions were completed in 2014 at a total cost of €27 million. In the Benelux, we acquired seven branches mainly to expand our footprint in our growing builders merchants platform in Belgium. We also acquired two branches in northern France, strengthening our network in Normandy.

Professional Builders Merchants

Overall operating profit for our wholly-owned professional builders merchants business, which operates 343 branches in six countries, was ahead of 2013. Mild first-quarter weather together with the incremental contribution from acquisitions offset weaker demand as the year progressed, resulting in full-year sales in line with the previous year. Operating profit advanced mainly due to procurement initiatives in the Benelux and France and ERP optimisation in Austria. Sales in the Benelux ended slightly ahead of 2013 due mainly to our recent Belgian acquisitions with operating profit well ahead as a result of procurement and cost savings initiatives. In Switzerland, sales finished slightly behind 2013, with the main driver for lower sales being a softening of local residential markets in particular; operating profit was impacted by lower volumes and pricing pressure partly coming from the strong Swiss Franc. Our builders merchants activities in Germany made a strong start to the year in mild weather; this moderated as the year progressed leaving full-year sales and operating profit slightly ahead of prior year. Sales in France were slightly ahead of 2013 due to acquisition contributions, while operating profit improved following a continued focus on pricing, purchasing and cost control. Sales levels in Austria were slightly behind 2013, although operating profit was ahead due to measures taken to leverage the recently implemented ERP system.

Sanitary, Heating and Plumbing (“SHAP”)

Sales in our SHAP business, which operates 132 branches, were ahead of 2013 due to an organic improvement in our Belgian businesses which continue to perform strongly. Sales in our German business moderated in the second half, finishing broadly in line with prior year. Due to the challenging market conditions in Switzerland, results were lower compared with 2013. Underlying operating profit for our SHAP activities in 2014 was broadly in line with 2013 as organic improvement in Belgium was offset by weaker Swiss results.

DIY

Our wholly-owned DIY business operates 184 stores in the Netherlands, Germany and Belgium. Similar to our other businesses, DIY made a strong start to 2014 with garden sales in particular benefiting from mild weather conditions. Despite improving consumer confidence and mild weather, competition remained intense in the Dutch market with high levels of price discounting featuring prominently during the year. Overall sales ended broadly in line with 2013 in both the Netherlands and Belgium. Sales in our DIY business in Germany were higher than the previous year in part due to recent greenfield investments. Overall operating profit for the DIY business was ahead of the prior year with weaker pricing in the Netherlands more than offset by cost savings initiatives, lower restructuring costs and a good performance in our German DIY business.

Outlook

While the Dutch economy continues to show progress, as seen in improving consumer confidence indicators, underlying financing conditions remain somewhat constrained and therefore we expect measured progress in 2015. The German market outlook remains broadly positive despite some moderation in economic growth. Markets in Austria are expected to be flat in 2015. In Switzerland, consistent with recent Euroconstruct indicators, residential markets in particular are expected to be subdued, so we remain cautious for 2015. Construction activity in France is also expected to be constrained in the near term. Overall 2015 is likely to be another challenging year, but we expect improved operating profit due mainly to further initiatives in commercial and operational excellence programmes and our continued focus on cost-reduction measures.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

72 CRH

Americas Materials

Results					Analysis of change
€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	7%	5,070	4,721	349	317	37	-2	-	-3
EBITDA (as defined)*	9%	609	557	52	42	7	-	3	-
Operating profit	57%	355	226	129	61	5	-	63	-
EBITDA (as defined)* margin		12.0%	11.8%
Operating profit/sales		7.0%	4.8%

					Restructuring costs amounted to €9 million (2013: €12 million) No impairment charges were recorded (2013: €60 million)

The commentary below excludes the impact of impairment charges on operating profit.

After the early months of 2014 which were impacted by harsh winter weather, trading conditions improved as the year progressed, led by improved residential and non-residential segments and stable infrastructure. Americas Materials delivered another year of growth, with like-for-like sales revenues growing 7% and overall EBITDA (as defined)* increasing 9% compared to 2013. Positive trends in pricing continued for the third year in a row for aggregates and readymixed concrete, with asphalt pricing also improving in 2014.

Americas Materials completed eight acquisition transactions in 2014 at a total cost of €91 million, adding over 230 million tonnes of aggregates reserves, 2 operating quarries, 6 asphalt plants and 2 aggregates terminals, with annual production of 4.3 million tonnes of aggregates and 0.2 million tonnes of asphalt. In addition divestments during the year generated proceeds of €12 million.

Energy and related costs: The price of bitumen, a key component of asphalt mix, increased by 3% in 2014 following a 4% decrease in 2013. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, decreased by 2% and 3% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, remained flat. Recycled asphalt and shingles accounted for approximately 22% of total asphalt requirements in 2014, lessening demand on virgin bitumen.

Aggregates: Like-for-like volumes increased 6% from 2013 while total volumes including acquisitions increased 10%. Average prices increased by 2% on a like-for-like basis and 1% overall compared with 2013. These price and volume increases, together with efficient cost control, resulted in improved margin for our aggregates business.

Asphalt: Volumes increased 5% on a like-for-like basis and 6% overall compared to 2013. Volume increases together with pricing increases of 1% contributed to an overall asphalt margin expansion.

Readymixed Concrete: Like-for-like volumes increased 6% while total volumes including acquisitions were up 7% compared with 2013. Average prices increased 4% on both a like-for-like and an overall basis, contributing to margin expansion for this business.

Paving and Construction Services: With flat federal funding and pockets of increased state infrastructure spending, like-for-like sales increased 2% and overall sales including acquisitions increased 3%. Bidding continued to be under pressure in a competitive environment. However, efficient cost controls enabled overall margin to improve by 0.5% in 2014.

Regional Performance

East

The East region comprises operations in 23 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. After a harsh winter, the Northeast division was able to take advantage of favourable weather and improving economic conditions during the remainder of the year with operating profit growing strongly compared with 2013. Operating profit was more stable in the Mid-Atlantic and Central divisions where very wet conditions hampered activity in the peak production months. The strong residential and non-residential markets in Florida contributed to higher volumes, better prices and margin growth in the Southeast division. Overall operating profit for the East region was higher than in 2013, with overall volumes 7%, 6% and 5% ahead of prior year for aggregates, asphalt and readymixed concrete respectively.

West

The West region has operations in 21 states, the most important of which are Utah, Texas, Washington, Iowa, Kansas and Colorado. All three divisions, Central West, Northwest, and Mountain West reported higher operating profit. Early season earnings improvements throughout the West continued into the autumn and early winter, with modest price gains building on strong operating and overhead cost management across the product lines. Recovery in construction margins provided very positive year-on-year improvements from this line of business. Overall West volumes increased 15%, 4% and 9% ahead of 2013 for aggregates, asphalt and readymixed concrete respectively.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 73

Americas Materials | continued

Outlook

We expect that US GDP growth in 2015 will be similar to 2014 and that housing will continue to recover. We also expect non-residential construction to show modest gains. Federal funding for infrastructure is expected to be flat in 2015. A more robust federal highway bill is being explored by Congress and has the support of the President, but if passed the impact would most likely be evident in 2016 and beyond. State fiscal conditions are improving with certain states passing infrastructure funding measures.

We expect 2015 volumes for aggregates and asphalt to show single-digit growth and readymixed concrete volumes to be up slightly more due to improving residential markets. Targeted price increases in all product lines, combined with cost controls and stable/improving energy markets are expected to lead to another year of margin expansion in 2015.

Americas Products

Results					Analysis of change
€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	5%	3,225	3,068	157	169	75	-19	-	-68
EBITDA (as defined)*	7%	263	246	17	24	6	-1	-7	-5
Operating profit	113%	145	68	77	24	2	-	50	1
EBITDA (as defined)* margin		8.2%	8.0%
Operating profit/sales		4.5%	2.2%

					Restructuring costs amounted to €18 million (2013: €11 million) Impairment charges of €14 million were incurred (2013: €71 million)

The commentary below excludes the impact of impairment charges on operating profit.

Our Products business in the Americas is located primarily in the United States but also in Canada, Mexico and South America. Construction activity in the eastern and northern parts of North America was hampered by unseasonably wintry weather into May. Good weather in the second half of the year and an ongoing pick-up in US macroeconomic fundamentals, particularly stronger labour markets and consumer confidence, led to improved trading results in the remainder of the year. Overall like-for-like sales increased by 6%. With improving market conditions, input cost pressures accelerated but were more than offset by the effects of improved operational efficiencies and targeted price increases. Combined with the benefits of organic growth, cost reduction initiatives and contributions from acquisitions, Americas Products achieved a 7% increase in EBITDA (as defined)* and improved margins.

Five bolt-on acquisitions were completed in 2014 at a total spend of €60 million. The acquisition by our Architectural Products Group (“APG”) of Hope Agri Products, a supplier of packaged mulches and soils, extended our footprint into the growing Texas market; while five divestments in 2014 generated net proceeds of €50 million.

Architectural Products

APG is a leading supplier of masonry and hardscape products, packaged lawn and garden products, clay brick and fencing solutions. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. The business benefited from improving private residential and non-residential construction and increasing RMI spend. In general, activity was more robust in the West and South, while trading in the Midwest, Northeast, and Eastern Canada started slowly during the first four months due to unseasonably bad weather. The strengthening housing market, together with product innovation and commercial initiatives, drove gains across nearly all business segments resulting in a 7% increase in like-for-like sales compared with 2013. While our markets remain competitive, the combination of cost reduction measures and selected price improvements broadly offset the impact of higher input costs. Overall, APG recorded strong improvements in operating profit and margin for the year.

Precast

The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

74 CRH

infrastructure applications. In addition, the business is a leading manufacturer of accessories to the concrete construction industry. While public infrastructure spend remained subdued, the business saw an otherwise improved market environment in 2014 and registered solid sales gains as growth initiatives continued to deliver. Operating profit increases were achieved in most precast markets although selected areas were slow to recover from the weather-impacted start to the year. Our utility enclosures and construction accessories businesses also continued to grow and improve. Overall, like-for-like sales rose by 5%, operating profit was marginally ahead and backlogs continued to improve.

BuildingEnvelope®

The BuildingEnvelope® group is North America’s leading supplier of architectural glass and aluminium glazing systems that close the building envelope. New non-residential building activity, a key market segment for this business, experienced improved market conditions and healthy increases in demand in 2014. Sales growth was also driven by ongoing initiatives to gain market share and differentiate the business through innovative product and technology offerings. Organic sales rose 2%, slightly less than the overall market, as our Engineered Glazing Systems (“EGS”) division concentrated on completing existing major project work. The Architectural Glass and Storefront division continued to benefit from an improved pricing environment, resilient non-residential RMI activity and a generally more favourable product mix. With a tight focus on cost control, product quality and improved processes, the business delivered operating profit and margin improvements.

South America

Our South American operations were negatively impacted by challenging economic conditions and operating profit was lower than in 2013. Slow economic growth and high inflation led to lower volumes and higher operating costs in the Argentine clay products businesses. Our Chilean business also recorded reduced profits due to soft demand in a very competitive market.

Outlook

Based on the improving macroeconomic backdrop, which will benefit both residential and non-residential construction demand, we expect further organic sales growth in 2015. Combined with the impact of 2014 acquisitions and divestments, and the benefits of internal growth and cost initiatives, we expect to record improved operating profit and margin in 2015.

Americas Distribution

Results					Analysis of change
€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	7%	1,776	1,664	112	80	33	-	-1
EBITDA (as defined)*	18%	105	89	16	14	1	1	-
Operating profit	24%	83	67	16	15	-	1	-
EBITDA (as defined)* margin		5.9%	5.3%
Operating profit/sales		4.7%	4.0%

					No restructuring costs were recorded (2013: €1 million)

Americas Distribution, trading as Allied Building Products (“Allied”), experienced improved performance across its activities in 2014, leading to strong overall reported results. Both business divisions benefited from sales growth providing increased operating profit compared to 2013. Performance in our Exterior Products business was led by strong demand in our Midwest (Chicago) and Mountain (Colorado) markets aided by early storm activity. The Northeast and West Coast markets experienced modest setbacks due to the completion of Hurricane Sandy rebuilding efforts in New York/New Jersey and exceptionally dry and drought-like weather patterns experienced in California.

The Interior Products business continued to show growth as both volumes and pricing improved throughout the year. The strongest gains were experienced in our Atlantic markets, in part due to the full-year effect of our prior year acquisitions, and also the

Southwest and West markets which were driven by multi-family construction.

In 2014, Allied management maintained its focus on improving employee safety, controlling variable costs, streamlining administrative procedures and eliminating redundant processes. The simplification of our business processes, along with the ongoing evolution of our organisational structure and go-to-market strategies, is aimed at improving business integration and enhancing operating leverage, allowing for greater economies of scale as our business, and the overall market, grows.

While no acquisitions were completed within the Americas Distribution group in 2014, we have continued to build on our organic greenfield and service centre strategy by opening six bolt-on locations within some of our key existing markets. Our service

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 75

Americas Distribution | continued

centre model enables us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. Progress continued to be made in 2014 to increase brand awareness of Tri-Built, our proprietary private label brand, as both sales and product offerings grew. The addition of our new service centre locations combined with the continued growth of our Tri-Built private label brand and our commitment to developing our people continued to differentiate Allied in the marketplace.

Exterior Products

The Exterior Products business is largely comprised of both commercial and residential roofing, siding and related products, and is the third largest distributor in the United States. Exterior Products demand is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related). Commercial roofing experienced modest industry-wide growth while residential roofing shipments saw a slight decline leading to an overall flat market from 2013. As a result, product mix shifted more towards lower-margin commercial products. Additionally, with no volume growth, markets across the industry remained very competitive leading to pricing pressure in all regions. In spite of flat market conditions and the pressures mentioned above, the Exterior Products division reported modest sales growth and operating profit just slightly behind prior year.

Interior Products

The Interior Products business, which is the third largest specialty distributor in the United States, sells gypsum wallboard, acoustical ceiling systems and related products to specialised contractors. The primary market is new construction including residential, multi-family and commercial, with limited exposure to the repair and remodel market. Performance in this business was strong in all markets with increased volumes and prices of core products contributing to higher sales and improved operating margins. In addition, a more favourable mix toward higher-margin core products combined with efficiency initiatives implemented in recent years, helped to drive improved sales and operating profit for 2014.

Outlook

The overall outlook for 2015 is encouraging as commercial and residential construction is expected to grow. While headwinds are expected to continue in our Exterior Products business, as pricing pressures remain and only modest growth is expected, our Interior Products business continues to experience favourable markets, with another year of sales and profit growth expected. Overall, the expected benefits of the six service centre additions in 2014 combined with our continued focus on efficiency and cost control should provide a year of further improvement in operating performance in 2015.

76 CRH

Business Performance Review – Prior Year

Trading conditions in 2013 proved challenging, especially in the first half of the year, and the Group continued to focus on cash generation finishing the year in a strong and flexible financial position. With increased cash inflows from operations and proceeds from disposals, net debt at year-end 2013 remained broadly in line with 2012 despite a total spend of €1.2 billion on acquisitions, investments and capital expenditure and cash dividend payments which at €368 million were similar to 2012.

While reported sales for 2013 were similar to 2012, organic sales from underlying operations fell by 2%, reflecting difficult market conditions in Europe and poor weather across the Group in the first half.

In Europe the decline in like-for-like sales moderated to less than 1% in the second half of 2013, a significant improvement on the weather-impacted decline of 10% in the first half. This resulted in a full-year reduction of 5% in underlying European sales in 2013, which was partly offset by contributions from acquisitions to give a 3% overall decline. Lower sales impacted EBITDA (as defined)* margin, which despite intense management focus and internal actions, fell in all European segments in response to competitive market pressures.

Against an improving backdrop as 2013 progressed, like-for-like sales in the Americas were up 5% in the second half, compared with a first half which saw organic volumes down by 1%. In our Materials business, which was impacted by unfavourable weather patterns in the early part of 2013, like-for-like sales were 3% lower than 2012; however, with good contributions from acquisitions overall US Dollar sales revenue was in line with 2012. Our Products and Distribution businesses continued to benefit from improving demand, particularly from new residential construction, and like-for-like sales were 8% ahead of 2012. With higher sales and good cost control, EBITDA (as defined)* margins improved in all three Americas segments.

Operating profit fell significantly from 2012, due principally to the non-cash impairment charge of €650 million taken largely as a result of the comprehensive portfolio review in 2013. The initial phase of this review identified business units that would not meet our returns criteria, and an orderly disposal process is underway. The Europe segment accounted for the majority of the write-down. The portfolio review also identified further impairments of €105 million in respect of equity accounted investments.

During 2013 the euro strengthened by more than 3% against the US Dollar, resulting in an adverse translation impact on the Group’s results; this is the principal factor behind the exchange effects shown in the table below.

We continued to advance the significant cost-reduction initiatives which have been progressively implemented since 2007 and which by year-end 2013 had generated cumulative annualised savings of almost €2.4 billion. Total restructuring costs associated with these initiatives (which generated savings of €195 million in 2013) amounted to €71 million in 2013 (2012: €60 million) and were once again heavily focussed in our European Divisions.

Key Components of 2013 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs (net)	Equity accounted investments†	Pre-tax profit/(loss)

2012	18,084	1,563	805	230	(305)	(84)	646
Exchange effects	(404)	(36)	(19)	(1)	5	(2)	(17)

2012 at 2013 exchange rates	17,680	1,527	786	229	(300)	(86)	629
Incremental impact in 2013 of:
- 2013 and 2012 acquisitions	672	73	43	-	(3)	3	43
- 2013 and 2012 divestments	(42)	-	2	(191)	(2)	4	(187)
- Restructuring costs	-	(11)	(11)	-	-	-	(11)
- Pension/CO2 gains	-	(29)	(29)	-	-	-	(29)
- Impairment charges	-	-	(622)	-	-	41	(581)
Ongoing operations	(279)	(85)	(69)	(12)	8	(6)	(79)
2013	18,031	1,475	100	26	(297)	(44)	(215)

† CRH’s share of after-tax profits of joint ventures and associated undertakings

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 77

Business Performance Review – Prior Year | continued

Liquidity and Capital Resources – 2013 compared with 2012

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 138.

Throughout 2013 the Group continued to keep a very sharp focus on cash management, targeting in particular working capital and capital expenditure. Year-end 2013 current working capital of €2.0 billion represented just 11.2% of sales, an improvement compared with year-end 2012 (11.5%). This performance delivered net inflows for 2013 of €77 million (2012: outflows of €58 million). Strong control of spending on property, plant and equipment resulted in lower cash outflows of €497 million (2012: €544 million), with spend in 2013 representing 74% of depreciation (2012: 79%).

Other major cash flow movements during 2013 comprised acquisition spend of €676 million on 28 transactions, including €144 million in respect of the asset exchange in Spain which is also included in the total proceeds from disposals and investments of €266 million.

Cash dividend payments of €368 million and proceeds of €19 million from exercise of share options were very similar to 2012.

Year-end 2013 interest-bearing loans and borrowings increased by €0.7 billion to €5.5 billion (2012: €4.8 billion). At year-end 2013, net debt of €2.97 million† was just €64 million higher than year-end 2012. The weaker US Dollar (1.3791 versus the euro at year-end 2013 compared with 1.3194 at year-end 2012) was the main factor in the positive translation and mark-to-market impact of €87 million on net debt.

CRH’s share price increased by 20% in 2013 to €18.30 at year-end; combined with the maintained dividend of 62.5c, shareholder returns were 24% in 2013 and resulted in net debt as a % of market capitalisation decreasing to 22% (2012: 26%).

† As disclosed in note 20 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, and derivative financial instruments.

78 CRH

Europe Heavyside – 2013

Results					Analysis of change
€ million	% Change	2013	2012	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension/ CO2 gains	Exchange
Sales revenue	-5%	3,786	3,972	-186	-258	+125	-8	-	-	-45
EBITDA (as defined)*	-23%	326	426	-100	-61	+9	+1	-2	-41	-6
EBITDA (as defined)* margin		8.6%	10.7%
Operating profit	n/m	-395	187	582	-58	+1	+3	-483	-41	-4

Pension restructuring gains amounted to €12 million (2012: €30 million) Gains from CO2 trading were €8 million (2012: €31 million)					Restructuring costs amounted to €37 million (2012: €35 million) Impairment charges of €502 million were incurred (2012: €21 million)

EBITDA (as defined)* above includes pension restructuring gains and gains from CO2 trading. Operating profit is also stated after impairment charges; the net €482 million adverse impact of these items has been excluded from the commentary that follows.

Adverse weather in the first half of 2013, combined with significant overcapacity in very competitive markets, resulted in like-for-like sales for the year overall being down by 7% versus 2012. Our cement operations experienced weak volumes in Poland, Finland and Benelux, in particular, combined with further, albeit more modest, declines in construction activity in Ireland. The UK market was the only major market showing growth in 2013, benefiting from strong residential markets. However, our continued cost reduction and efficiency measures partly offset the impact of lower demand. Overall, EBITDA (as defined)* margin excluding pensions and CO2 gains was 8.1% compared with 9.2% in 2012.

On the development front during 2013, we concluded an asset swap in February in which we acquired Cementos Lemona in the Basque region in Spain in exchange for our 26% stake in Corporacion Uniland. In September 2013 we became the market leader in Ukraine through the acquisition of Mykolaiv Cement. We completed two smaller transactions in 2013 strengthening our presence in Northern Ireland and expanding our network of cement import facilities in Britain. In addition, we acquired a manufacturer of pre-stressed hollow core elements in Belgium, expanding and strengthening our position as market leader in Belgium’s pre-stressed hollow core flooring segment.

Western Europe

Construction spend in Switzerland increased again in 2013 with the residential market remaining one of the major drivers of activity and infrastructure spend continuing at good levels. With the benefit of mild weather in the fourth quarter of 2013, construction remained strong to the end of the year. Our cement volumes were 12% higher than 2012 benefiting both from increased infrastructure projects and large individual projects. Aggregates and readymixed concrete volumes continued the slightly upward trend of recent years. Sales prices, particularly cement, saw some slippage in 2013 due to the continued strong Swiss Franc. Operating profit was ahead of 2012. New residential markets in the UK experienced significant growth due to the government’s “Help to Buy” scheme and industry brick volumes finished 9% ahead of 2012. Selling price increases were also achieved and, despite higher natural gas costs, operating profit was ahead of 2012. Our clay businesses in the Netherlands were impacted by weaker residential demand in very competitive markets, with volumes and prices under pressure. In 2013, we decided to close part of our clay business in the Netherlands, contributing to the overall increase in restructuring charges compared with 2012. Operating results for our Clay business overall were broadly in line with 2012. Our cement and readymixed concrete businesses in the Netherlands and Belgium were impacted by falling construction activity in 2013. Lower volumes, together with pricing pressure in very competitive markets, resulted in lower operating profit in spite of the benefits from ongoing cost reduction programmes. Profitability in our Structural Concrete business in the Benelux was in line with 2012 with lower organic results offset by the contribution from the acquisition during 2013. Our operations in Denmark, Germany and France all saw weaker activity levels in 2013. The decline in construction activity in Ireland moderated in 2013 and cement volumes were similar to 2012 levels. With a lower cost base, operating losses declined. In Spain, while construction activity fell by a further 23% with declines across all sectors, our like-for-like results were in line with 2012 due to the benefit of previously-implemented cost reduction programmes. Trading in our newly-acquired cement business Cementos Lemona was in line with expectations.

Eastern Europe

A pick-up in second-half construction activity in Poland was insufficient to offset the weather-impacted first half of 2013; national construction output fell by an estimated 11% in 2013 and cement volumes fell 9%. The residential sector remained sluggish throughout 2013 with new starts down over 11%. Infrastructure activity picked up as the year progressed and the second half of 2013 saw the restart of a number of stalled projects. Mild weather late in 2013 enabled construction to continue until year-end. Against the improving backdrop our second-half cement volumes increased by 8% compared with 2012, reducing the decline in our full-year 2013 volumes to 11%. Our aggregates and readymixed concrete volumes also declined year-on-year. Prices for all products remained under pressure in very competitive markets, and overall operating profit in Poland was lower than 2012. In Ukraine, while the first half of 2013 was negatively impacted by the prolonged winter conditions, demand was much stronger in the second half

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 79

Europe Heavyside – Prior Year | continued

and national cement volumes for the year were down 3% compared with 2012. Our like-for-like volumes were 13% ahead of 2012 in the second half of 2013, bringing our full-year volumes almost in line with 2012 (down 1%) and overall operating profit in Ukraine was broadly similar to 2012.

In Finland, construction spend was down in 2013 mainly due to reduced residential activity. The government introduced two stimulus packages related mainly to the residential and RMI sectors, but execution was slow. With increasing levels of public debt, spending on infrastructure was reduced and progress on a number of large projects was delayed. While our businesses delivered modest price increases in cement, aggregates and readymixed concrete, cement and aggregates volumes were lower in 2013 and overall operating profit was below 2012. In South-Eastern Europe, our concrete and clay operations were negatively impacted by fragile markets and strong competition, with 2013 operating profit and margins down versus 2012.

Europe Lightside – 2013

Results					Analysis of change
€ million	% Change	2013	2012	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension gains	Exchange
Sales revenue	-4%	856	888	-32	-30	+33	-28	-	-	-7
EBITDA (as defined)*	-9%	71	78	-7	-7	+2	-1	-1	+1	-1
EBITDA (as defined)* margin		8.3%	8.8%
Operating profit	-43%	28	49	-21	-10	-	-1	-11	+1	-

Pension restructuring gains amounted to €1 million (2012: nil)					Restructuring costs amounted to €6 million (2011: €5 million) Impairment charges of €13 million were incurred (2012: €3 million)

EBITDA (as defined)* above includes pension restructuring gains and operating profit is also stated after impairment charges; the net €12 million adverse impact of these items has been excluded from the commentary that follows.

Our Lightside business in Europe is located primarily in Germany, the UK, Netherlands, Switzerland, Belgium and France. The division is one-third exposed to repair activity and two-thirds exposed to new build work. Construction activity in most of these markets was severely impacted by the prolonged winter conditions in the early months of 2013. Although the Lightside business was less impacted due to its greater exposure to the repairs sector, weaker trading in key markets in the first half led to a reduction in overall operating profit in 2013. Trading levels in the second half of 2013 were broadly in line with 2012, leading to an overall full-year like-for-like sales decline of 3% versus 2012. Our markets remained weak in the Netherlands where new-build activity continued to deteriorate, while Switzerland, Belgium and France were somewhat more resilient. In Germany the market backdrop was more mixed with declines in non-residential and infrastructure activity offset by improving residential RMI activity. The UK was the only major market showing growth in 2013, benefiting from strong residential markets. Despite a sharp focus on continued cost discipline, overcapacity in some more competitive markets led to margin erosion, impacting negatively on overall profitability. In response to these challenging markets, as in prior years, we continued to engage in a number of restructuring measures to help realign our cost base to lower volumes.

Construction Accessories

With lower construction activity in our major markets, 2013 operating profit was behind 2012 due to lower volumes and continuing margin pressure in parts of the business. Difficult European markets, combined with the adverse weather effect in the first half of 2013, negatively impacted profits. However, the export side of our business and the UK performed solidly.

Shutters & Awnings

This business, which is concentrated in Germany and the Netherlands, benefited from stable demand in 2013, despite difficult markets, and with the contribution from 2012 acquisitions, 2013 operating profit was ahead of 2012.

Fencing & Cubis

Our Fencing business in the Netherlands suffered declining sales in 2013 due to intense competition and a weather-impacted first half of the year. Price pressure was a key feature in this market, but a recovery in the German side of this business offset this somewhat. We also benefited from a shift in product mix in our UK Fencing & Security businesses, which helped to improve margins. The Mobile Fencing business also experienced difficult markets, however, due to cost reduction measures, 2013 operating profit and margin were in line with 2012. Cubis, our composite access chambers business, benefited from a robust UK market which drove higher sales and profits in 2013.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

80 CRH

Europe Distribution – 2013

Results					Analysis of change
€ million	% Change	2013	2012	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Pensions	Exchange
Sales revenue	-1%	3,936	3,956	-20	-175	+180	-	-	-25
EBITDA (as defined)*	-14%	186	217	-31	-47	+7	-1	+11	-1
EBITDA (as defined)* margin		4.7%	5.5%
Operating profit	-27%	106	145	-39	-48	+4	-5	+11	-1

Pension restructuring gains amounted to €11 million (2012: nil)					Restructuring costs amounted to €4 million (2012: €3 million) Impairment charges of €4 million were incurred (2012: nil)

EBITDA (as defined)* above includes pension restructuring gains and operating profit is also stated after impairment charges; the net €7 million impact of these items has been excluded from the commentary that follows.

The Distribution business was also impacted by the adverse first-half weather conditions in 2013. This together with weak construction activity and low consumer confidence, particularly in the Netherlands (which accounts for almost 30% of 2013 Distribution sales), contributed to a 4% reduction in like-for-like sales in 2013, the impact of which was largely offset by the incremental impact of acquisitions completed in 2012 and 2013. Following sharp profit reductions in the first half of 2013, the second half saw a moderation in the rate of decline which, combined with previous restructuring efforts and cost saving initiatives and certain pension curtailment benefits, limited the overall decline in full-year EBITDA (as defined)* to 14%.

Our professional builders merchants network was strengthened by three acquisitions during 2013. In the Benelux, we acquired a well-established seven-branch builders merchant, which complements our existing Dutch business, and a two-branch Belgian operator. We also acquired four branches in northern France increasing our Normandy network to 19 locations.

Professional Builders Merchants

Overall 2013 results for our wholly-owned professional builders merchants business, which operates 349 branches in six countries, were lower than in 2012. The incremental contribution from acquisitions more than offset the shortfall in like-for-like sales in the Benelux where weak markets, especially in Dutch residential and new-build, continued to impact performance. Despite strong cost control and economies of scale from acquisitions, operating profit was behind 2012. Sales levels in France were slightly lower for 2013 overall but operating profit improved due to the continued focus on pricing, purchasing and cost control. In Switzerland, the strength of the Swiss Franc continued to affect competitiveness contributing to a decline in sales and, despite the ongoing roll-out of various excellence programmes, both operating margin and profit were also lower than 2012. Sales levels in Austria were severely impacted by the bad weather in the first quarter of 2013 and operational challenges due to a system implementation, resulting in operating profit that was significantly behind 2012. Despite the severe impact of the bad weather in early 2013, our builders merchants activities in Germany saw improved trading from April onwards and, together with better margins and good cost control, resulted in operating profit for the year that was in line with 2012.

DIY

Our wholly-owned DIY business operates 196 stores in the Netherlands, Germany and Belgium. Operating profit for 2013 was lower than in 2012. In the Netherlands, the combination of the very severe weather during the first quarter of 2013 and the continued weakness in consumer confidence resulted in sales levels in our Dutch DIY business that were significantly lower than 2012 and operating profit declined despite restructuring and cost-saving measures. In Belgium, our DIY activities proved more resilient and reported similar sales and operating profit in 2013 to those achieved in 2012. In a challenging environment for the German DIY sector, sales in our German DIY business were also impacted by the adverse weather and, despite continued cost focus, operating profit and margin were lower than 2012.

Sanitary, Heating and Plumbing

2013 sales for our SHAP business, which operates 126 branches, were ahead of 2012 due to an organic improvement in our German and Belgian businesses together with the incremental impact of the two Belgian acquisitions completed in the second half of 2012. Due to the challenging market conditions in Switzerland, 2013 results were lower compared with 2012. Overall operating profit for our SHAP activities was ahead of 2012 assisted by the contribution from acquisitions.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 81

Americas Materials – 2013

Results					Analysis of change
€ million	% Change	2013	2012	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-3%	4,721	4,886	-165	-147	+141	-	-	-159
EBITDA (as defined)*	-	557	555	+2	-15	+33	-	+2	-18
EBITDA (as defined)* margin		11.8%	11.4%
Operating profit	-19%	226	279	-53	-12	+26	-	-58	-9

					Restructuring costs amounted to €12 million (2012: €14 million) Impairment charges of €60 million were incurred (2012: nil)

The commentary below excludes the adverse impact of impairment charges on operating profit.

Adverse weather conditions in 2013, which had resulted in a 25% decline in first-half US$ EBITDA (as defined)*, continued to impact operations in July and in the early weeks of August. Trading conditions proved much more favourable thereafter through to November and second-half US$ EBITDA (as defined)* was ahead of the corresponding period in 2012. Positive first-half trends in pricing continued into the second half of 2013. Though overall like-for-like sales revenue was 3% lower than 2012, contributions from acquisitions resulted in overall US$ EBITDA (as defined)* for 2013 being 4% ahead of 2012.

A total of 10 acquisitions were completed in 2013 at a cost of €77 million, adding 457 million tonnes of reserves, 13 operating quarries, 5 strategic reserves locations, 6 asphalt plants and 7 readymixed concrete plants with annual production of 2.0 million tonnes of aggregates, 0.4 million tonnes of asphalt and 0.1 million cubic metres of readymixed concrete.

Energy and related costs: The price of bitumen, a key component of asphalt mix, declined by 4% in 2013 following a 7% increase in 2012. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, decreased by 2% and 3% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, fell by 1%. Recycled asphalt and shingles accounted for approximately 20% of total asphalt requirements in 2013. Wider use of warm-mix asphalt continued to deliver cost and customer benefits. With the positive effects of lower bitumen costs and further increased use of recycled asphalt, unit costs reduced by 2% from 2012.

Aggregates: 2013 like-for-like volumes were slightly ahead of 2012 while total volumes including acquisitions increased 7%. Average prices increased by 3% on a like-for-like basis and 2% overall compared with 2012. Price increases together with efficient cost control resulted in an improved margin for this business in 2013.

Asphalt: Impacted by poor weather and a later start to paving projects, like-for-like volumes were down 7% in 2013 with total volumes including acquisitions down 3%. While the average like-for-like sales price fell 1% in 2013 and overall average price fell 2%, with the benefit of the 4% reduction in bitumen costs, margin per unit was maintained in 2013.

Readymixed Concrete: Like-for-like volumes decreased 2% in 2013 while total volumes including acquisitions were up 2% compared with 2012. With average prices 4% higher on a like-for-like basis and up 5% overall, margins improved in 2013.

Paving and Construction Services: The poor first-half weather also contributed to a later start on paving projects, resulting in 2013 sales being 5% lower than 2012, and a reduction of 6% on a like-for-like basis in 2013. Pricing remained under pressure in a competitive bidding environment; however, efficiency improvements enabled an improvement in overall margin.

Regional Performance

East

The East region comprises operations in 22 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. The adverse weather conditions in the first half of 2013 had the greatest impact on the Mid-Atlantic division, which reported lower results than in 2012. In the Northeast division, 2013 results benefited from the inclusion of acquisitions completed at the end of 2012, and operating results improved. The Central division profits were broadly consistent with 2012 with lower volumes offset by improved prices. The residential market in Florida continued its upward trend contributing to strong volumes, better prices and margin growth, and positively impacting performance in the Southeast division. Overall 2013 operating profit for the East region was higher than 2012 with volumes 8%, 4% and 9% ahead of 2012 for aggregates, asphalt and readymixed concrete respectively.

West

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi. Poor weather conditions that persisted through to mid-August affected 2013 results in both the Central West and Mountain West divisions, with a reduction in large infrastructure contracts in Utah further contributing to the lower outcome in Mountain West compared with 2012. More positively, the Northwest division saw substantial improvement over 2012’s record lows. With overall declines in asphalt and readymixed concrete volumes of 14% and 3% respectively, only partly offset by increases in aggregates volumes of 4%, 2013 operating profit was lower than in 2012.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

82 CRH

Americas Products – 2013

Results					Analysis of change
€ million	% Change	2013	2012	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+9%	3,068	2,806	+262	+219	+166	-6	-	-117
EBITDA (as defined)*	+21%	246	204	+42	+37	+21	-	-9	-7
EBITDA (as defined)* margin		8.0%	7.3%
Operating profit	-21%	68	86	-18	+49	+12	-	-76	-3

					Restructuring costs amounted to €11 million (2012: €2 million) Impairment charges of €71 million were incurred (2012: €4 million)

The commentary below excludes the adverse impact of impairment charges on operating profit.

A recovery in residential construction in the United States and an ongoing pick-up in overall economic activity helped Americas Products improve its results in 2013. Like-for-like sales were 8% ahead of 2012. The impact of input cost pressures was more than offset by a continued tight focus on operational efficiency and targeted pricing improvements. As a result, with the benefit of organic growth, modest pricing benefits, cost reduction initiatives and contributions from acquisitions, the segment achieved a significant increase in operating profit and margin in 2013.

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

Architectural Products

APG is a leading supplier of masonry and hardscape products, packaged lawn and garden products, clay brick and fencing solutions. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. After a slow start to 2013, the business benefited from improving new residential construction, increasing RMI spend and favourable weather in the second half of the year. However, overall growth was dampened somewhat by weak recovery in the non-residential segment. Generally activity was more robust in the West and South while remaining more challenged in the Northeast, Midwest and Eastern Canada. The improving housing market, together with product innovation and commercial initiatives, drove gains across most businesses while further cost reduction measures and selected price improvements offset the impact of higher input costs. Overall, APG recorded a higher operating profit for 2013, reflecting a 3% increase in like-for-like sales, margin improvement and a solid contribution from recent acquisitions.

Precast

The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility infrastructure applications. The business saw an improved market environment in 2013 and registered solid gains as growth initiatives continued to deliver. Improvements were seen in most regions with particular progress in the Great Plains, northern California and Mid-Atlantic regions. Commercial and infrastructure markets remained generally subdued but residential demand, as well as energy and environment-related markets, continued to show positive trends. In our traditional utility and structural precast products businesses volumes increased 5% over 2012 and higher input costs were recovered through price increases. Overall like-for-like sales increased by 6% in 2013 and operating profit advanced significantly in 2013.

BuildingEnvelope®

The BuildingEnvelope® group is North America’s leading supplier of architectural glass and aluminium glazing systems to close the building envelope. New non-residential building activity, a key market segment for this business, was largely flat in 2013 resulting in challenging market conditions. Despite this backdrop, ongoing initiatives to gain market share and differentiate the business through innovative product and technology offerings drove solid top-line growth. Organic sales rose 14% in 2013, outpacing the overall market. The Architectural Glass and Storefront division benefited from an improved pricing environment, resilient non-residential RMI activity and a generally more favourable product mix. Our Engineered Glazing Systems division enjoyed increased activity as major project work progressed. With a tight focus on cost control, product quality and improved processes, the business delivered operating profit improvement in 2013.

South America

2013 results for our operations in Argentina improved compared with 2012; production and sales mix changes contributed to an increase in volumes, prices and marginal contribution in the floor and wall tile segments. Results from our businesses in Chile were down on 2012 with modest gains in specialised construction products offset by lower prices in our glass products due to increased competition. Overall 2013 sales and operating profit for our South American operations were higher than in 2012.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 83

Americas Distribution – 2013

Results					Analysis of change
€ million	% Change	2013	2012	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+6%	1,664	1,576	+88	+112	+27	-	-	-51
EBITDA (as defined)*	+7%	89	83	+6	+8	+1	-	-	-3
EBITDA (as defined)* margin		5.3%	5.3%
Operating profit	+14%	67	59	+8	+10	-	-	-	-2

					Restructuring costs amounted to €1 million (2012: €1 million)

Americas Distribution, trading as Allied Building Products (“Allied”), experienced solid performance across its activities in 2013 and reported good overall results. Both business divisions continued to advance and sales and operating profit were ahead of 2012. Performance in our Exterior Products business was led by a strong Northeast and the rebuilding efforts following Hurricane Sandy. The Interior Products business continued to show growth as both volumes and pricing improved throughout 2013.

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

We completed three small transactions in 2013. A three-branch Interior Products company based in the Baltimore/Washington, D.C. market was acquired in April and a four-branch Interior Products business based in northern Florida was added in October 2013. Certain assets of a small distressed business in Houston were also acquired to provide a platform for an Exterior Products strategy in Texas.

Progress continued to be made in 2013 to increase brand awareness of Tri-Built, Allied’s proprietary private label brand, as both sales and product offerings grew. Additionally, Allied implemented a new greenfield and service centre strategy in order to help drive growth in existing markets. The new service centre model will enable us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. This new customer service platform, together with our process and procedure streamlining efforts and our commitment to employee development, continue to further help differentiate Allied in the marketplace.

Exterior Products

Exterior Products are largely comprised of roofing and siding products, the demand for which is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Allied continued to maintain its position as one of the top three roofing and siding distributors in the United States. Strong growth was experienced in the Northeast in 2013 driven by the rebuilding efforts following Hurricane Sandy. However, competitive pressures across the industry continued as the overall market contracted from 2012 leading to price pressure in all regions.

A regional restructuring was completed in 2013 with the focus on reducing costs and improving customer service, which allowed us to maintain operating margin at a level consistent with 2012. Overall the Exterior Products division reported sales and operating profit ahead of 2012.

Interior Products

The Interior Products business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors and is heavily dependent on the new residential and commercial construction market, having low exposure to weather-driven replacement activity. Allied is the third-largest Interior Products distributor in the United States. Performance in this business was strong in all markets in 2013 with increased volumes and prices of our core products contributing to higher sales and improved operating margin, which further benefited from the lower cost base resulting from the cost savings initiatives undertaken in recent years.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

84 CRH

CRH 85

Ancon (Europe Lightside) designed and manufactured the complex stainless steel brick support and restraint system behind the façade of the award-winning Student Centre at the London School of Economics, UK.

86        CRH

Board of Directors

Nicky Hartery

Chairman

Appointed to the Board: June 2004

Nationality: Irish

Age: 63

Committee membership: Acquisitions

Committee; Finance Committee;

Nomination & Corporate Governance

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

External appointments: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive director of Musgrave Group plc, a privately-owned international food retailer, Eircom Limited, a telecommunications services provider in Ireland, and of Finning International, Inc., the world’s largest Caterpillar equipment dealer.

Albert Manifold Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 52 Committee membership: Acquisitions Committee

Skills and experience: Albert was appointed a CRH Board Director in January 2009. He joined CRH in 1998. Prior to joining CRH, he was Chief Operating Officer with a private equity group. While at CRH, he has held a variety of senior positions, including Finance Director of the Europe Materials Division, Group Development Director and Managing Director of Europe Materials. He became Chief Operating Officer in January 2009 and was appointed Group Chief Executive with effect from 1 January 2014. Qualifications: FCPA, MBA, MBS.

Maeve Carton Finance Director Appointed to the Board: May 2010 Nationality: Irish Age: 56 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Since joining CRH in 1988, Maeve has held a number of roles in the Group Finance area and was appointed Group Controller in 2001, Head of Group Finance in January 2009 and to the position of Finance Director in May 2010. She has broad-ranging experience of CRH’s reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH’s evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice. Qualifications: MA, FCA.

External appointments: Board member of the National Treasury Management Agency (NTMA), a state body that provides asset and liability management services to the Irish Government.

Mark S. Towe Chief Executive Officer Oldcastle, Inc. Appointed to the Board: July 2008 Nationality: United States Age: 65 Committee membership: Not applicable

Skills and experience: Mark joined CRH in 1997 and was appointed a CRH Board Director with effect from July 2008. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH’s operations in the Americas) in July 2008. With over 40 years’ of experience in the building materials industry, he has overall responsibility for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.

CRH 87

Board of Directors | continued

Ernst J. Bärtschi Non-executive Director Appointed to the Board: October 2011 Nationality: Swiss Age: 62 Committee membership: Audit Committee (Financial expert); Finance Committee

Skills and experience: Ernst was Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry, until 31 December 2011. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally. Qualifications: LIC.OEC.HSG.

External appointments: Chairman of the Board of Directors of Conzetta AG, a broadly diversified Swiss company, member of the board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland; member of the advisory board of China Renaissance Capital Investment Inc., a private equity investment company in Hong Kong, China.

William P. Egan Non-executive Director Appointed to the Board: January 2007 Nationality: United States Age: 69 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Bill is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is past Chairman of Cephalon Inc., and past President and Chairman of the National Venture Capital Association. He was until May 2014, director of the Irish venture capital company Delta Partners Limited. Qualifications: BA, MBA.

External appointments: He serves on the boards of several communications, cable and information technology companies.

Utz-Hellmuth Felcht Non-executive Director Appointed to the Board: July 2007 Nationality: German Age: 67 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Utz-Hellmuth was, until May 2011, Chairman of the Supervisory Board of Süd-Chemie Aktiengesellschaft. He was also Chief Executive of Degussa AG, Germany’s third largest chemical company, until May 2006, and a partner in the private equity group One Equity Partners Europe GmbH until July 2014.

External appointments: Chairman of the Supervisory board of German rail company Deutsche Bahn AG and director of Jungbunzlauer Holding AG.

John W. Kennedy Non-executive Director Appointed to the Board: June 2009 Nationality: Irish Age: 64 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: John is past Chairman of Wellstream Holdings plc. In a 40 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a past director of the UK Atomic Energy Authority and Integra Group. Qualifications: M.Sc, BE, C.Eng, FIEE.

External appointments: Non-executive Chairman of Lamprell plc; director of Maxwell Drummond International Limited and BiFold Group Limited.

Patrick J. Kennedy Non-executive Director Appointed to the Board: January 2015 Nationality: Irish Age: 61 Committee membership: Acquisitions Committee; Audit Committee

Skills and experience: Pat was Chairman of the Executive Board of Directors of SHV Holdings (SHV), a large family-owned Dutch multinational company with a diverse range of operational and investment activities, including the production and distribution of energy, the provision of industrial services, heavy lifting and transport solutions, cash and carry wholesale and the provision of private equity. He retired from SHV mid-2014. During a 32 year career with SHV, he held various leadership roles across SHV’s diverse portfolio of businesses, while living in various parts of the world, and was a member of the Executive Board of SHV from 2001, before becoming Executive Chairman in 2006. Qualifications: MBS, BComm.

88 CRH

Donald A. McGovern, Jr.

Non-executive Director*

Appointed to the Board: July 2013

Nationality: United States

Age: 63

Committee membership: Nomination

& Corporate Governance Committee; Remuneration Committee

Skills and experience: Don retired from PricewaterhouseCoopers (PwC) in June 2013, following a 39 year career with the firm. During that time he was Vice Chairman, Global Assurance at PwC, a position he had held since July 2008 and directed the US firm’s services for a number of large public company clients. He also held various leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead director for, the Board of Partners and Principals of the US firm as well as a member of PwC’s Global Board. Qualifications: CPA, MBA.

External appointments: Director of Neuraltus Pharmaceuticals, Inc.

* Don McGovern is Senior Independent Director

Heather Ann McSharry Non-executive Director Appointed to the Board: February 2012 Nationality: Irish Age: 53 Committee membership: Audit Committee; Finance Committee

Skills and experience: Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive director of Bank of Ireland plc and IDA Ireland. Qualifications: BComm, MBS.

External appointments: Non-executive director of Greencore Group plc and Jazz Pharmaceuticals plc; Chairman of the Bank of Ireland Pension Fund Trustees Board; director of Ergonomics Solutions International and the Institute of Directors.

Dan O’Connor Non-executive Director Appointed to the Board: June 2006 Nationality: Irish Age: 55 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Dan is a former President and Chief Executive Officer of GE Consumer Finance - Europe and a former Senior Vice-President of GE. He was Executive Chairman of Allied Irish Banks, p.l.c. until October 2010. Qualifications: BComm, FCA.

External appointments: Director of Glanbia plc, an Irish food company and International Personal Finance plc, a consumer lending business.

Henk Rottinghuis Non-executive Director Appointed to the Board: February 2014 Nationality: Dutch Age: 58 Committee membership: Acquisitions Committee; Audit Committee

Skills and experience: Henk has a background in distribution, wholesale and logistics. He was until 2010, Chief Executive Officer at Pon Holdings B.V., a large, privately held international company which is focussed on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors. He was also a member of the Supervisory Board of the Royal Bank of Scotland N.V. and the retail group Detailresult Groep. Qualifications: Master’s degree in Dutch Law.

External appointments: Chairman of the Supervisory Board of Stork Technical Services and member of the Supervisory Board of the retail group Blokker Holding B.V.

Lucinda Riches Non-executive Director Appointed to the Board: March 2015 Nationality: British Age: 53 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Lucinda spent the majority of her career in investment banking, including 21 years in UBS Investment Bank and its predecessor firms where she worked until 2007. She held senior management positions in the UK and the US, including Global Head and Chairman of the UBS Capital Markets Group and Vice Chairman of the Investment Banking Division. Qualifications: Master’s in Philosophy, Politics and Economics and a Master’s in Political Science.

External appointments: Non-executive director of UK Financial Investments Limited, which manages the UK government’s investments in financial institutions. She is also a non-executive director of Diverse Income Trust plc, Graphite Enterprise Trust plc, the British Standards Institution and a non-executive member of the Partnership Board of King & Wood Mallesons LLP. She is also a trustee of Sue Ryder.

CRH 89

CRH plc has a secondary listing on the Irish Stock Exchange. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on the Irish Stock Exchange. For further information, shareholders should consult their own financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the London Stock Exchange, are set out on page 92.

Corporate Governance Report

Chairman’s Introduction

The following report outlines our approach to corporate governance and how we implement the 2012 UK Corporate Governance Code (the 2012 Code).

The reports from the Chairmen of Audit, Nomination & Corporate Governance and Remuneration Committees on pages 97, 102 and 108 respectively highlight the key areas of focus for, and the background to the principal decisions taken by, those Committees.

In relation to 2014, we complied in full with the provisions of the 2012 Code. We also have procedures in place for compliance with our obligations under the applicable rules and regulations issued by the United States Securities and Exchange Commission.

Board Renewal and Re-election

We have recently appointed two new non-executive Directors to the Board. Pat Kennedy, former Chief Executive of SHV Holdings, a large family owned Dutch multi-national company with a diverse range of operational and investment activities, was appointed in January 2015. Lucinda Riches, who spent the majority of her career in investment banking, including 21 years in UBS Investment Bank and its predecessor firms where she worked in senior management positions in the UK and the US, was appointed on 1 March 2015. Their biographies, along with those of the other Board members are set out on pages 87 to 89. The Group’s approach to Board renewal and succession planning is set out on page 93 and in the Nomination & Corporate Governance Committee section.

90        CRH

Last year, I reported that the Board had set itself the goal of increasing the number of female Directors to circa 25% of the Board by the end of 2015. In this regard, I am pleased to report that, following the 2015 Annual General Meeting, to be held in early May, one quarter of the Board will be female.

In relation to each of the Directors putting themselves forward for reelection at the 2015 Annual General Meeting, I have conducted a formal evaluation of the performance of each Director, which included training needs where appropriate. I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role.

As referred to in my introduction on page 2, John Kennedy and Dan O’Connor, after many years’ service to CRH, will retire from the Board following the conclusion of the 2015 Annual General Meeting.

Board Effectiveness and Training

During the course of 2015, an external consultant will be engaged to facilitate the external evaluation of the effectiveness of the Board. The external evaluation will supplement our existing internal evaluation processes, details of which are set out on page 94. The last externally facilitated evaluation was carried out in 2012. Also this year, together with Don McGovern who took over as Senior Independent Director in January 2015, I will be reviewing the training arrangements we have in place for Directors with a view to partnering with an external firm to provide a range of programmes which Directors can avail of on an ongoing basis.

Talent Management / Succession Planning

Throughout its history, CRH’s approach to recruiting, developing and retaining talented executives has resulted in a long standing tradition of making internal appointments for critical senior roles and is an important component in the achievement of the Group’s strategic priorities. Nevertheless, the Board recognises that CRH’s evolving organisation structure and the expansion of the Group’s geographic footprint over time will bring additional challenges. In this regard, we will be working with the Chief Executive and the Group Human Resources and Talent Development Director to take a fresh look at our processes in 2015 and the coming years to ensure we have a pipeline of executives at all levels to match our needs.

Shareholder Engagement and Reporting

This year the Senior Independent Director and I will again hold meetings with large shareholders prior to the Annual General Meeting to discuss any areas of concern in relation to the agenda for that meeting or other topical governance-related matters. We appreciate the level of interest and engagement in this process, which provides us with an insight into the views of shareholders on CRH’s governance structures and in relation to recent or upcoming developments in this area. I am always available to meet with shareholders outside of this process should the need arise.

Conclusion

As a Board, we are committed to a process of continued improvement in our collective effectiveness. In this regard, I look forward to the feedback from our upcoming external evaluation process.

Nicky Hartery

Chairman

CRH 91

Corporate Governance Report | continued

Stock Exchange Listings and Corporate Governance Codes

CRH, which is incorporated in Ireland and subject to Irish company law, has a premium listing on the London Stock Exchange, a secondary listing on the Irish Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

This Report describes CRH’s governance principles and practice and the Group’s risk management and internal control systems. The Report also sets out how CRH applies the main and supporting principles of the 2012 UK Corporate Governance Code (the 2012 Code).

A copy of the 2012 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Board of Directors

What are the responsibilities

of the Board?

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation.

There is a formal schedule of matters reserved to the Board for consideration and decision. This includes the matters set out in table 1 below.

Matters Reserved to the Board	Table 1

Appointment of Directors

Strategic plans for the Group

Annual budget

Major acquisitions and disposals

Significant capital expenditure

Approval of the Annual Report

Approval of the Interim Results

Issuance of guarantees

The Group’s strategy, which is regularly reviewed by the Board, and its business model are summarised in the Strategic Report on pages 34 to 43.

The Board has delegated some of its responsibilities to Committees of the Board. The work of each Committee is set out on pages 97 to 131 of this Report. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee*, the Board retains ultimate responsibility for determining the Group’s “risk tolerance” and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management.

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

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. There is a clear division of responsibilities between the roles of the Chairman and the Chief Executive, which is set out in writing and has been approved by the Board. A summary of the respective roles is set out in table 2 across.

What is the membership structure of the Board?

It is CRH’s practice that a majority of the Board comprises non-executive Directors.

At present, there are 3 executive and 11** non-executive Directors. Biographical details are set out on pages 87 to 89. Non-executive Directors are expected to challenge management proposals constructively and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to draw on their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

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

None of the executive Directors is a non-executive director of another listed company.

The current membership structure of the Board is set out in table 3 on page 93.

Chairman is responsible for	Table 2

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

Chief Executive is responsible for

Full day-to-day operational and profit performance of the Group and accountability to the Board for all authority delegated to executive management

Executing strategy agreed with the Board and reporting regularly on the progress and performance of the Group

Co-ordinating and overseeing the profitable growth of the Group’s diverse portfolio of international businesses

Maximising the contribution of senior management to business planning, operational control and profit performance

*   In accordance with Regulation 91(6)(b) of the European Communities (Statutory Audits) (Directive 2006/43) Regulations 2010.

** Will reduce to nine following the conclusion of the 2015 Annual General Meeting.

92 CRH

Corporate Governance Report | continued

How does the Board plan for succession and what is its policy on diversity?

The Board plans for its own succession with the assistance of the Nomination & Corporate Governance Committee.

For non-executive appointments, independent consultants are normally engaged to search for suitable candidates. The process to identify, evaluate and appoint a non-executive Director with the suitable experience, skills and time commitment takes into account both the needs of CRH and the tenure and skills of existing Board members. As a result, Board renewal and the appointment of non-executive Directors is a continuous process. The process put in place in respect of appointments made since the 2013 Annual Report was published is set out in the Chairman’s introduction to the Nomination & Corporate Governance Committee’s Report on pages 102 and 103.

External consultants are engaged for executive Director recruitment if, and when, required. In the case of the Chief Executive role, the Board appoints a succession committee of long standing non-executive Directors, when required. The incumbent Chief Executive generally acts as advisor to that committee.

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the Nomination & Corporate Governance Committee looks at the following four criteria when considering non-executive Director candidates:

–	international business experience, particularly in the regions in which the Group operates or into which it intends to expand;

–	skills, knowledge and expertise in areas relevant to the operation of the Board;

–	diversity, including nationality and gender; and

–	the need for an appropriately sized Board.

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority.

In 2014, the Board set itself the goal of increasing the number of female Board members to circa 25% by the end of 2015. Following the 2015 Annual General Meeting, this objective will have been achieved.

What criteria are used to determine the independence of non-executive Directors?

The Board considers the principles relating to independence contained in the 2012 Code, together with the guidance provided by a number of shareholder voting agencies, and takes into account a Director’s character, objectivity and integrity.

The independence of non-executive Board members is considered annually. The Board is assisted in this by the annual review carried out by the Senior Independent Director which addresses the independence of the individual members of the Board, and by the work of the Nomination & Corporate Governance Committee, which annually reviews each Board member’s directorships, and considers any relevant business relationships between Board members. We have concluded that all of the non-executive Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and have determined that each of the non-executive Directors is independent.

When was the Chairman appointed and does he have non-CRH commitments?

While the Chairman holds other directorships (see details on page 87), the Board considers that these do not interfere with the discharge of his duties to CRH.

Nicky Hartery was appointed Chairman of the Group in 2012. On his appointment as Chairman, he met the independence criteria

CRH 93

Corporate Governance Report | continued

set out in the 2012 Code. During 2014, Nicky joined the Board of a Canadian listed company. The Board has satisfied itself that this would not impact on his role as CRH Chairman.

In February 2015, the Board considered the outcome of the annual review, carried out by the Senior Independent Director, of the performance of the Chairman, whose initial term of office is due to expire at the conclusion of the Annual General Meeting in May 2015. The Board, chaired by the Senior Independent Director for this purpose, resolved that Mr. Hartery’s term in office be extended for a further three years.

Who is the Senior Independent Director?

The Senior Independent Director is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Don McGovern was appointed as Senior Independent Director in January 2015.

Who is the Company Secretary?

All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Neil Colgan was appointed Company Secretary in June 2009. The appointment and removal of the Company Secretary is a matter for the Board.

For what period are non-executive Directors appointed?

Non-executive Directors are typically expected to serve two three-year terms, although they may be invited by the Board to serve for further periods.

The standard terms of the letter of appointment for non-executive Directors, which states that they are generally expected to serve two terms of three years, are available for inspection at the Company’s registered office and at the Annual General Meeting. A non-executive Director’s term of office is subject to his/her annual re-election by shareholders and the letter of appointment does not provide for any compensation for loss of office.

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

A typical induction programme, which generally takes place over the first year of a Director’s appointment, would cover the topics set out in table 4 on page 95.

Sessions are held periodically with the Chairman at which progress is reviewed and feedback is sought.

For newly-appointed members of the Audit Committee, additional training arrangements include the topics set out in table 5 on page 95.

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

The Senior Independent Director conducts an annual review of Board effectiveness and the balance of skills, experience, independence and knowledge of the Company on the Board, the operation and performance of the Chairman, the Board and its Committees and the effectiveness of Board communications. This is achieved through discussion in one-toone sessions with each Director, aided by the completion by each Director of a questionnaire in advance. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director’s report is a formal agenda item at a scheduled Board meeting.

When was the last external Board evaluation completed and what was the outcome?

The 2012 evaluation was facilitated by ICSA Board Evaluation, which has an extensive record in facilitating evaluations in large listed companies both in Ireland and the UK.

An externally facilitated Board evaluation was carried out by an independent third party, ICSA Board Evaluation in 2012, the outcome of which was very positive. The recommendations were reported in the 2012 Corporate Governance Report, a copy of which is available on the CRH website. The next external evaluation will be conducted during 2015.

94 CRH

Corporate Governance Report | continued

Induction Programme	Table 4

Board Members

Topic	Sessions with

Group strategy and finance:

–  Group strategy, the current challenges facing the Group and the trading backdrop

–  Financial reporting, trading results, acquisition models, funding sources/debt maturity, group treasury and credit rating metrics

Chief Executive, Finance Director, senior finance and treasury management
Divisional strategy and structure: – Divisional strategy and organisational structure – Development priorities – IT strategy	Chief Executive, Heads of Divisions and senior operational management
Senior management team: – Succession planning – Leadership development programmes – Remuneration trends	Chief Executive and Group Human Resources and Talent Development Director
Directors’ legal duties and responsibilities: – Legal duties and responsibilities – Management of inside information – Dealings in CRH securities – Listing rule requirements	Finance Director, Company Secretary and the Group’s legal advisers

Compliance & ethics, health & safety, risk management, investor relations and remuneration:

–  Compliance & ethics policies and the structures in place to ensure ongoing compliance

–  Health & safety programme, including the fatality elimination programme, and the Group’s Corporate Social Responsibility policies

–  Investor Relations programme and the views of the Group’s major investors

–  Enterprise Risk Management, insurance arrangements and captive insurance programme

Finance Director, executives responsible for the relevant area, the Group’s stockbrokers and the Remuneration Committee’s remuneration advisors

Audit Committee	Table 5

Topic	Sessions with
External Audit – Audit planning – Auditors’ responsibilities	Finance Director, senior finance management, Head of Internal Audit and external auditors
Internal Audit – Strategy and workplan – IT audit

What are the requirements regarding the retirement and re-election of Directors?

All Directors retire at each Annual General Meeting and, unless they are stepping down from the Board, submit themselves to shareholders for re-election.

Re-appointment of Directors retiring at Annual General Meetings is not automatic. Directors who are seeking re-election are subject to a satisfactory performance appraisal. All Directors are subject to the Memorandum and Articles of Association of the Company (a summary of provisions in the Memorandum and Articles of Association relating to the Directors is set out on pages 204 and 205).

How often does the Board meet?

Details of the number of Board and Committee meetings during 2014, and of Directors’ attendance at those meetings, is set out in table 11 on page 104.

There were eight full meetings of the Board during 2014.

Each year, additional meetings, to consider specific matters, are held if and when required. Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and are asked to confirm that they are able to allocate sufficient time to meet the expectations of their role. The agreement of the Chairman is required before a Director accepts additional commitments that might impact adversely on the time he or she is able to devote to CRH.

The Board typically makes two visits each year to Board operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2014, these visits were to Amsterdam in the Netherlands and Los Angeles in the United States.

How are Board agendas determined?

The Chairman sets the agenda for each meeting in consultation with the Chief Executive and Company Secretary.

In setting the agendas, the Chairman ensures that sufficient time is allocated to strategy setting and review, performance monitoring, portfolio management, including acquisitions

CRH 95

Corporate Governance Report | continued

Typical Board Agenda Items	Table 6

Recurring items on each agenda: – Minutes – Board matters (including Board Committee updates) – Trading results – Acquisitions/Disposals/Capital Expenditure Projects

Periodic agenda items during the year:

–  Group strategy and Divisional strategy updates

–  Group budget

–  Full-year/interim financial results and reports

–  Investor interaction and feedback

–  Performance review of acquisitions against the original Board proposal following three years of Group ownership

–  Funding proposals

–  Human resources and succession planning

–  Risk management and internal controls

–  Compliance & Ethics

–  Health & Safety review, with a particular focus on the Group’s fatality elimination programme

–  Environmental review

and divestments, succession planning and talent management. Board agendas typically cover items set out in table 6 above.

The non-executive Directors regularly meet before or after each Board meeting without executives being present.

The papers for meetings are generally circulated electronically in the week prior to the meeting.

How does the Board ensure its reports are “Fair, Balanced and Understandable”?

The Board collectively determines whether or not it is appropriate to include in the Annual Report a statement that the Board considers the document, taken as a whole, to be “Fair, Balanced and Understandable”.

The Group’s Financial Reporting and Disclosure Group (“FRADG”) reviews draft disclosures such as the annual and interim reports, and meets with the Finance Director to discuss proposed disclosures, in the context of whether draft reports fulfil the criteria of being fair, balanced and understandable. The conclusions of the FRADG are reported to the Board. To ensure the Group’s disclosures are in line with evolving best practice in this area, the FRADG, which is made up of executives with responsibilities across a range of functions, regularly receives feedback from external experts who review published documents and provide guidance regarding developments. In the case of the Annual Report, to facilitate each Director’s individual review, the draft document is circulated to Board members circa two weeks prior to the finalisation of the report.

Are the Directors subject to securities dealing policies or codes?

Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities.

Details of the CRH shares held by Directors are set out on page 121.

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

The current membership of each Committee and each member’s length of service is set out in the relevant sections in the remainder of this report. Attendance at meetings held in 2014 is set out in table 11 on page 104.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

[1]

The Terms of Reference of these Committees comply fully with the 2012 Code requirements; CRH considers that they are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

96 CRH

Audit Committee

The Audit Committee currently consists of four non-executive Directors considered by the Board to be independent[1]. The biographical details of each member are set out on pages 87 to 89. Together the members of the Committee bring a broad range of experience and expertise from a wide range of industries which is vital in supporting effective governance.

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

–  keep under review the adequacy of the Group’s compliance and ethics function;

–  monitor and review the effectiveness of the internal audit function;

–  review the effectiveness of the audit process and the independence and objectivity of the external auditors;

–  develop and monitor the policy on non-audit services to be provided by the external auditors;

–  approve the remuneration and terms of engagement of the external auditors;

–  make recommendations to the Board in relation to the appointment or removal of the external auditor;

–  report to the Board on how it has discharged its responsibilities.

The responsibilities of the Audit Committee are set out in full in its Terms of Reference, which are available on the CRH website, www.crh.com.

[1]   The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A 3 of the rules of the Securities and Exchange Commission.

Chairman’s overview

On behalf of the Audit Committee, I am pleased to introduce the Audit Committee Report for the year ended 31 December 2014. The non-executive Directors who were members of the Committee during 2014, together with their record of attendance at Committee meetings, are identified in table 11 on page 104. A summary of recent and upcoming changes to the membership of the Audit Committee is set out in the Chairman’s overview section of the Nomination & Corporate Governance Committee Report on page 103.

Financial Reporting and External Audit

In July 2014, the Committee met with Ernst & Young to agree the 2014 external audit plan. Table 7 on page 99 outlines the key areas identified as being potentially significant and how they were addressed by the Committee.

Impairment Testing / Accounting for Divestments

The Committee reviewed management’s goodwill impairment testing methodology and process, through discussion with both management and Ernst & Young, and found the methodology to be robust and the results of the testing process appropriate. The Committee also reviewed the re-assessment of the carrying value of the business units identified for divestment in 2013 (in respect of which an impairment charge of €683 million was recorded in the 2013 Consolidated Financial Statements). No goodwill impairments or reversal of previous impairments were recorded during the year (see note 14 on pages 159 to 161 for more details). However, a number of the business units identified for divestment met the ‘held for sale’ criteria contained within IFRS 5 Non-current Assets Held for Sale and Discontinued Operations at 31 December 2014 and have been re-classified as such in the Consolidated Financial Statements (see note 4 on page 151 for more details).

CRH 97

Corporate Governance Report | continued

Enterprise Risk Management

During 2014 the Committee received and considered an update from management on progress in respect of the ongoing development of the Group’s enterprise risk management framework, which included detailed reports identifying the key risks at Divisional and Group level and the related mitigation steps. The Committee also considered an annual report on the assessment of risk management and internal control systems. This had regard to all material controls, including financial, operational and compliance controls that could affect the Group’s business. Further details in relation to the Group’s risk management and internal control systems are set out on page 105.

External Auditors

Ernst & Young have been the Group’s auditors since 1988. In last year’s report, I informed shareholders that the Committee had deferred making a decision on the timeframe for putting the external audit out to tender until the finalisation of EU legislation on the reform of the audit sector. This EU legislation, which includes a requirement for mandatory auditor rotation and will necessitate, in the case of CRH, an audit tender by the end of 2020, was enacted in June 2014. However, taking into account the differing requirements of the EU legislation and the 2012 Code (the current provision in the 2012 Code which would require a tender process in 2015 remains in place), and the organisational change in Europe (see page 16), the Committee has determined that it is not in the best interests of the Group to carry-out a tender at this time. The Committee will continue to review this position on an ongoing basis. In the interim, the Committee has again recommended to Board that the continuance in office of Ernst & Young should be subject to a non-binding advisory vote at the 2015 Annual General Meeting.

Further details in relation to the external auditors, including information on how auditor objectivity and independence are maintained and how the effectiveness of the external audit is assessed, are included on pages 100 and 101.

Audit Committee Effectiveness and Priorities for 2015

During 2014 the Committee, together with the Finance Director and Company Secretary, carried out a review of the operation of the Committee. This involved an assessment of the Committee’s primary role and responsibilities, training arrangements for Committee members, the time allocated for consideration of key issues, the format and content of the information provided to the Committee and the priorities for 2015 and onwards. A number of helpful recommendations resulted from the process which I believe will further improve the efficiency and effectiveness of the Committee.

The key areas of focus for the Committee in 2015 will be on internal control, external audit planning, IT governance, cyber security and risk management.

Ernst Bärtschi

Audit Committee Chairman

98 CRH

Corporate Governance Report | continued

Audit Committee Members

The biographies of the members of the Audit Committee are set out on pages 87 to 89.

The tenure of each Committee member is as follows:

E.J. Bärtschi	3 years
H.A. McSharry	3 years
H. Th. Rottinghuis	0.75 years

Mr. P.J. Kennedy joined the Committee with effect from 25 February 2015.

Mr. E.J. Bärtschi has been designated by the Board as the Committee’s Financial Expert.

The Committee reviewed its Terms of Reference in December 2014 and determined that no changes were required. The Terms of Reference, which were last updated in December 2013, are available on the CRH website.

Committee meetings

The Committee met ten times during 20141, with meetings held to coincide with key dates in the financial reporting and audit cycle. The Finance Director and the Head of Internal Audit generally attend Committee meetings. The external auditors, Ernst & Young, attend the majority of meetings and have direct access to the Chairman of the Committee. The Group Chairman, Chief Executive and other senior finance personnel attend meetings (or for particular agenda items) at the invitation of the Committee. During 2014, the Committee met with the Head of Internal Audit, and separately with the external auditors, in the absence of management. A typical calendar of meetings, which includes a general outline of the main agenda items, is set out in table 8 on page 100.

In February each year, the Chairman of the Committee formally reports to the Board on how the Committee has discharged its responsibilities in respect of the prior financial year.

Internal Audit

The Head of Internal Audit attends the majority of the meetings of the Audit Committee. The Committee agrees the Internal Audit strategy, its charter and the annual workplan, which is developed on a risk-based approach.

[1]	Attendance by non-independent Directors and management is by invitation only.

Areas identified for focus during the 2014 Audit Planning Process		Table 7

Area of Focus	Audit Committee Action

Impairment of goodwill

For the purposes of its annual impairment testing process, the Group assesses the recoverable amount of each of CRH’s cash-generating units (CGUs – see details in note 14 to the Consolidated Financial Statements) based on a value-in-use computation. The annual goodwill impairment testing was conducted by management and papers outlining the methodology and assumptions used in, and the results of, that assessment were presented to the Audit Committee. Following its deliberations, the Audit Committee was satisfied that the methodology used by management (which was consistent with prior years) and the results of the assessment, together with the disclosures in note 14, were appropriate.

A separate assessment was carried out in 2014 in respect of the business units identified in 2013 for divestment as part of the Group- wide portfolio review initiated in November of that year. A total impairment charge of €683 million (of which €315 million related to goodwill) was recorded in the 2013 Consolidated Financial Statements. The valuation of each business unit (based on the estimated fair value less costs of disposal) at year-end 2013 was reassessed in 2014 on a standalone CGU basis. The revised valuations were then compared with the carrying value of each business. The Audit Committee reviewed and considered the methodology used by management in the reassessment process and was satisfied that it was appropriate.

Impairment of property, plant and equipment and financial assets

In addition to the goodwill impairment testing process discussed above, the Group also annually assesses the need for impairment of other non-current assets (property, plant and equipment and financial assets) as and when indicators of impairment exist. The Audit Committee considered the methodology used by management in that process and was satisfied that it was appropriate.

Divestments – appropriate application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

In 2013, the Group announced that it had identified a number of business units for divestment globally. None of these businesses met the ‘held for sale’ criteria at 31 December 2013. However, the status of the businesses identified for divestment evolved during 2014 and those businesses which met the ‘held for sale’ criteria at 31 December 2014 have been reclassified as such in the Consolidated Financial Statements (see note 4 to the Consolidated Financial Statements for more details). Following detailed discussions with management and Ernst & Young, the Audit Committee was satisfied that the treatment in 2014 was appropriate.

Contract revenue recognition

IAS 11 Construction Contracts requires revenue and expenses to be recognised on uncompleted contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated, revenue and expenses associated with that contract should be recognised by reference to the stage of completion of the contract activity at the balance sheet date. If it is anticipated that the contract will be loss-making, the expected loss must be recognised immediately. Following discussions with management and Ernst & Young, the Audit Committee was satisfied that contract revenue recognition was not a material issue for the Group in 2014 as the majority of contracts were completed within the financial year.

CRH 99

Corporate Governance Report | continued

Typical Audit Committee Calendar		Table 8

Meeting	Activity	Attendees by invitation (in addition to the Finance Director and the Head of Internal Audit)

February

–  Consideration of the financial statements (including the report from the external auditors on Integrated Audit Results and Communications)

–  Approval of external audit fee

–  Annual review of external auditor independence

–  Annual assessment of risk management and internal control systems

–  Approval of Internal Audit workplan

–  Review of reports on the operation of the CRH Code of Business Conduct, the Competition/Anti-trust Compliance Code and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters

–  Enterprise Risk Management Review

Chief Executive and executives responsible for the relevant areas

March	– Review of Annual Report on Form 20-F	Senior finance personnel

May	– Review of interim management statement[1]	Group Chairman and Chief Executive

June	– Meeting with Finance Director, Europe – Cyber Security Update	Senior Europe finance personnel

July

–  Preliminary consideration of interim results

–  Approval of the external audit plan

–  Updates on accounting and auditing developments

–  Update on Internal Audit work/activities

–  Annual review of Committee effectiveness

–  Enterprise Risk Management Review

Chief Executive and executives responsible for the relevant areas

August	– Review of interim results announcement	Group Chairman and Chief Executive

September	– Meeting with the Chief Financial Officer for the Americas – Preliminary review of goodwill impairment and sensitivity analysis – Cyber Security Update	Senior Americas finance personnel

October	– Enterprise Risk Management Review – Preliminary review of interim management statement – Pensions Update	Executives responsible for the relevant areas

November	– Review of interim management statement[1]	Group Chairman and Chief Executive

December

–  Review of outcome of goodwill impairment and sensitivity analysis

–  Update on Internal Audit work/activities

–  Enterprise Risk Management Review

–  Approval of non-audit fees provided by external auditors

–  Review of the Committee’s performance and Terms of Reference

Senior finance personnel

¹ A Committee of the Group Chairman, Audit Committee Chairman, Chief Executive and Finance Director are authorised from time to time to review and approve the release of interim management statements.

The Head of Internal Audit reports to the Audit Committee on the findings of internal audit reviews and related follow-ups and the outcome of control testing in connection with Section 404 of the Sarbanes-Oxley Act 20022.

In recent years, there has been a significant increase in the resources allocated to IT Audit. The Committee meets regularly with the senior IT Audit Manager to discuss IT Audit strategy, the key areas of focus and agrees the annual IT Audit workplan.

Assessments of the Internal Audit function have been carried out periodically by management and validated by an independent third party assessor. An external assessment, which principally involved a series of interviews with key stakeholders throughout the organisation, including the members of the Audit Committee, was commenced in December 2014. The results of that assessment will be presented to the Audit Committee for consideration in the first half of 2015.

Risk management and internal controls

The Board has delegated responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Further details in relation to the Committee’s work in this area are set out in the section on Risk Management and Internal Controls on page 105.

External Auditors

There are no contractual obligations which act to restrict the Committee’s choice of external auditor. The Committee periodically considers the risk of withdrawal by Ernst & Young from the market and the potential impact on the Group, were that eventuality to materialise.

The Audit Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

–	seeking confirmation from the external auditors that they are, in their professional judgement, independent from the Group;

–	obtaining from the external auditors an account of all relationships between the auditors and the Group;

[2]	A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission’s website www.sec.gov.

100 CRH

Corporate Governance Report | continued

–	monitoring the Group’s policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions with the Group until two years have elapsed since the completion of the audit;

–	monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the external auditors’ judgement or independence;

–	considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors’ judgement or independence;

–	reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors’ judgement or independence.

The Group external audit engagement partner is replaced every five years and other senior audit staff are rotated every seven years.

The Group has a policy governing the conduct of non-audit work by the auditors1. The policy, which was updated in 2012, is available on the CRH website. Under the policy, the external auditors are prohibited from performing services where they:

–	may be required to audit their own work;

–	participate in activities that would normally be undertaken by management;

–	are remunerated through a ‘success fee’ structure; and

–	act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the external auditors undertaking non-audit work. The external auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence or prohibited by Rule 2-01 of SEC Regulation S-X, provided they have the skill and competence to carry out the work and are considered by the Committee to be the most appropriate party to undertake such work in the best interests of the Group.

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

In 2014, the external auditors provided a number of audit-related services, including Sarbanes-Oxley Section 404 attestation, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. Ernst & Young were also engaged during 2014 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Audit Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Ernst & Young for non-audit work, which amounted to

[1]	The term of any general pre-approval is 12 months from the date of pre-approval.

11% of the total fee in 2014, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 3 to the Consolidated Financial Statements on page 150.

The Audit Committee’s primary means of assessing the effectiveness of the external audit process is by monitoring performance against the agreed audit plan. In addition, each year the Committee considers (i) the experience and knowledge of the Ernst & Young audit team; (ii) the results of post-audit interviews with management and the Audit Committee Chairman; (iii) the transparency reports issued under EU regulations by Ernst & Young Ireland; and (iv) where applicable, relevant reports by regulatory bodies on the performance of Ernst & Young. These annual procedures are supplemented by periodic formal reviews of the performance of Ernst & Young, the most recent of which took place in late 2014. The 2014 review captured the views of relevant stakeholders across the Group and members of the Committee. The preliminary results indicated a high level of satisfaction with Ernst & Young and the services provided by them to CRH. The Audit Committee will consider a full report on the findings and recommendations arising from the review in the first half of 2015.

CRH 101

Nomination & Corporate Governance Committee

The Nomination & Corporate Governance Committee consists of four non-executive Directors.

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

–  ensuring that the principles and provisions set out in the 2012 Code (and any other governance code that applies to the Company) are observed;

–  reviewing the disclosures and statements made in the Corporate Governance Report to shareholders.

The responsibilities of the Nomination & Corporate Governance Committee are set out in full in its Terms of Reference, which are available on the CRH website, www.crh.com.

Chairman’s overview

Board Renewal

The Nomination & Corporate Governance Committee regularly reviews the Board’s skill mix, experience and tenure in order that the renewal process is orderly and planned. A skills matrix has been developed to aid this process and is used by the Committee. During 2014, and to date in 2015, the Committee identified and recommended to the Board that the following individuals be appointed as non-executive Directors:

–    Pat Kennedy, appointed with effect from 1 January 2015; and

–    Lucinda Riches, appointed with effect from 1 March 2015.

The search criteria for these appointments included candidates with a Chief Executive or senior management background who had general industry, emerging markets and, in the context of recent and impending Board retirements, finance, investment banking or private equity experience.

Biographies for Pat Kennedy and Lucinda Riches are included on pages 88 and 89. The Committee worked with Korn/Ferry in relation to the appointment of Lucinda. Korn/Ferry has no other connection with the Company. We did not use the services of a recruitment agency in relation to the appointment of Pat; he had been identified as a candidate for a non-executive Director a number of years ago. At that time he was Executive Chairman of SHV Holdings, a large family owned multi-national based in the Netherlands. We remained in contact with him and when he retired from his executive role at SHV he met with all of the current members of the Nomination & Corporate Governance Committee and a number of other Board members. He brings to CRH wide experience in a range of industries, emerging markets and the provision of private equity. Lucinda has significant experience in equity and capital markets both in London and New York. While she worked for the majority of her career up to 2007 in UBS, the Company’s broker, the Committee is satisfied that no issues of independence arise.

102        CRH

Ernst Bärtschi was appointed to the Board in 2011 and Heather Ann McSharry was appointed in 2012. They completed their first three year terms as non-executive Directors in November 2014 and February 2015 respectively. Following a performance review, on the recommendation of the Committee, the Board has asked Ernst and Heather Ann to each continue on the Board for a further three year term.

Following the appointment of Lucinda Riches, female Directors will represent 25% of the Board after the conclusion of the 2015 Annual General Meeting. The Nomination & Corporate Governance Committee will continue to retain gender diversity as a key factor to consider in all Board appointments for the foreseeable future.

Board Committees / Senior Independent Director

On the recommendation of the Nomination & Corporate Governance Committee, the Board has appointed Don McGovern as Chairman of the Remuneration Committee, with effect from March 2015. Don succeeds Dan O’Connor, who will remain on the Committee until his retirement at the conclusion of the 2015 Annual

General Meeting. Don also succeeds Dan as Senior Independent Director. A summary of recent changes to the Board’s Committees are set out in table 10 below.

Voting at General Meetings

The Committee reviewed the voting outcome at the 2014 Annual General Meeting and concluded that there was no issue or pattern in voting which was unexplained or warranted discussion with individual shareholders.

Nicky Hartery

Nomination & Corporate Governance Committee Chairman

Summary of Board Committee Changes					Table 10

	Acquisitions	Audit	Finance	Nomination	Remuneration
Ernst Bärtschi	-	M (Ch)	Δ	-	-
John Kennedy	Δ	-	Δ	o	o
Pat Kennedy	Δ	Δ	-	-	-
Albert Manifold	M	-	o	-	-
Don McGovern	-	o	-	Δ	Δ (Ch)
Heather Ann McSharry	-	M	Δ	-	-
Dan O’Connor	-	o	-	M	M (prev. Ch)
Henk Rottinghuis	Δ	M	-	-	-
Lucinda Riches	-	-	-	Δ	Δ

Δ = Appointed to committee; o = ceased to be a committee member; (Ch) = committee Chairman; - = not applicable or no change; M = continuing member

CRH 103

Corporate Governance Report | continued

Nomination & Corporate Governance Committee Members

The biographies of the members of the Nomination & Corporate Governance Committee are set out on pages 87 to 89.

The tenure of each Committee member is as follows:

W. P. Egan	7.5 years
N. Hartery	10.5 years
D. McGovern	0.25 years
D. O’Connor	2.5 years

Ms. L. Riches joined the Nomination & Corporate Governance Committee following her appointment to the Board on 1 March 2015.

The factors taken into account by the Nomination & Corporate Governance Committee in considering the composition of the Board are set out in the policy for Board renewal which is detailed on page 93.

The Committee reviewed its Terms of Reference in December 2014 and determined that no changes were required. The Terms of Reference, which were last updated in December 2013, are available on the CRH website.

Remuneration Committee

The Directors’ Remuneration Report on pages 108 to 131 contains an overview of the responsibilities and activities of the Remuneration Committee during 2014.

Under its Terms of Reference, the Remuneration Committee must be made up of at least three members, all of whom must be independent non-executive Directors. Members of the Committee can serve for up to a maximum of three terms of three years. The Group Chairman may be a member of the Committee provided he was independent on appointment as Chairman and the Board continues to consider him to be independent. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chairman, if not a member of the Committee, the Chief Executive, the Group Human Resources and Talent Development Director and external advisers may be invited to attend for all or part of any meeting as and when appropriate. The Chief Executive is fully consulted about remuneration proposals.

Remuneration Committee Members

The biographies of the members of the Remuneration Committee are set out on pages 87 to 89.

The tenure of each Committee member is as follows:

W. P. Egan	7.5 years
N. Hartery	10.5 years
D. McGovern	0.25 years
D. O’Connor	2.5 years

Ms. L. Riches joined the Remuneration Committee following her appointment to the Board on 1 March 2015.

The Committee reviewed its Terms of Reference in December 2014 and determined that no changes were required. The Terms of Reference, which were last updated in December 2013, are available on the CRH website.

Acquisitions Committee

Acquisitions Committee Members

The biographies of the members of the Acquisitions Committee are set out on pages 87 to 89.

The tenure of each Committee member is as follows:

N. Hartery	2.5 years
M. Carton	4.5 years
U-H. Felcht	3.0 years
J.W. Kennedy	0.5 years
A. Manifold	6.0 years

Mr. P. Kennedy and Mr. H. Rottinghuis were appointed to the Committee on 25 February 2015.

The attendance at Acquisitions Committee meetings is set out in table 11 below.

Role and Responsibilities

The Acquisitions Committee has been delegated authority by the Board to approve acquisitions and disposals and large capital expenditure projects up to agreed limits.

Finance Committee

Finance Committee Members

The biographies of the members of the Finance Committee are set out on pages 87 to 89.

The tenure of each Committee member is as follows:

N. Hartery	2.5 years
M. Carton	4.5 years
U-H. Felcht	7.5 years
J.W. Kennedy	0.5 years

Mr. E.J. Bärtschi and Ms. H.A. McSharry were appointed to the Committee on 25 February 2015.

The attendance at Finance Committee meetings is set out in table 11 below.

Role and Responsibilities

The Finance Committee is responsible for:

–	advising the Board on the financial requirements of the Group and on

Attendance at Board and Board Committee meetings during the year ended 31 December 2014												Table 11
	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings
	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended
E.J. Bärtschi	8	8			10	10
M. Carton	8	8	8	8			7	7
W.P. Egan	8	7							7	7	8	8
U-H. Felcht	8	7	8	8			7	7
N. Hartery	8	8	8	8			7	7	7	7	8	8
J.M. de Jong*	2	2	1	1			2	2
J.W. Kennedy	8	8	2	2					5	5	7	7
D.A. McGovern, Jr.	8	8			10	10
H.A. McSharry	8	8			10	10
A. Manifold	8	8	8	8			7	7
D.N. O’Connor	8	8			5	5			7	7	8	8
H. Th. Rottinghuis**	8	8			5	4
M.S. Towe	8	8
* Retired May 2014
** Appointed to Board February 2014
Note: See summary of Board Committee changes in table 10 on page 103.

104 CRH

Corporate Governance Report | continued

appropriate funding arrangements;

–	considering and making recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and on the Group’s financing arrangements;

–	considering and making recommendations to the Board in relation to dividend levels on the Ordinary Shares;

–	keeping the Board advised of the financial implications of Board decisions in relation to acquisitions;

–	assisting management, at their request, in considering any financial or taxation aspect of the Group’s affairs; and

–	reviewing the Group’s insurance arrangements.

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

The Consolidated Financial Statements are prepared subject to oversight and control of the Finance Director, ensuring correct data is captured from Group locations and all required information for disclosure in the Consolidated Financial Statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminating journals and other adjustments. The Consolidated Financial Statements are reviewed by the CRH Financial Reporting and Disclosure Group prior to being reviewed by the Audit Committee and approved by the Board of Directors.

The Directors confirm that the Group’s ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined on pages 52 to 63) is in accordance with the updated Turnbull guidance (Internal Control: Revised Guidance for Directors on the Combined Code) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements.

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

During the year, the Board and Audit Committee received, on a regular basis, reports from management on the key risks to the business and the steps being taken to manage such risks. They also considered whether the significant risks faced by the Group were being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee met with internal auditors on a regular basis and satisfied itself as to the adequacy of the Group’s internal control system; met with the Chairman of the Remuneration Committee to ensure that the Group’s remuneration policies and structures were appropriate and in line with the Group’s risk tolerance; and reviewed the principal risks and uncertainties outlined on pages 52 to 63. The Audit Committee also met with, and received reports from, the external auditors. The Chairman of the Audit Committee reported regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings were circulated to all Directors.

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

Management’s Report on Internal Control over Financial Reporting

In accordance with the requirements of Rule 13a-15 of the US Securities Exchange Act, the following report is provided by management in respect of the Company’s internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

–	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

–	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and

–	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our Company’s published Consolidated Financial Statements for external purposes under generally accepted accounting principles.

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2014. These acquisitions, which are listed in note 30 to the Consolidated Financial Statements, constituted 0.7% of total assets and 1.2% of net assets, as of 31 December 2014 and 0.6% and 0.8% of revenue and Group profit for the financial year, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2014, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2014, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 134.

Changes in Internal Control over Financial Reporting

During 2014, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that

1 In accordance with Regulation 91(6)(b) of the European Communities (Statutory Audits) (Directive 2006/43) Regulations 2010.

CRH 105

                          Corporate Governance Report | continued

has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2014. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

Compliance & Ethics

The Group Compliance & Ethics (C&E) programme continues to develop in scope and reach. The structure of the C&E organisation was realigned in 2014 to serve the new CRH Europe organisation. A CRH Europe Head of C&E was appointed from the existing Compliance pool. Business Unit Compliance Coordinators (BUCCs) were also appointed for Heavyside East, Heavyside West, Lightside and Distribution and a European Compliance Officer was appointed to assist the European Head of C&E.

CRH’s Code of Business Conduct1 (COBC) and related policies were updated and approved by the Board and the C&E team’s primary focus since then has been to ensure all relevant employees receive appropriate training. In the current training cycle over 32,000 employees have participated in COBC training and a further 11,000 have also undertaken advanced instruction on competition law and anti-bribery, corruption and fraud.

In addition, our development teams and procurement teams have received appropriate instruction on both our C&E Mergers, Acquisitions and Joint Venture Due Diligence Programme and our Ethical Procurement Code. Our Supplier Code of Conduct was developed to communicate our minimum Corporate Social Responsibility requirements to existing and new suppliers to the Group and to outline how we ensure compliance with these requirements. Similar procedures have been developed for any engagements

Investor Relations Activities	Table 12

Formal Announcements, including the release of the annual and interim results and the issuance of interim management statements. These announcements are typically accompanied by presentations and webcasts or conference calls.

Investor Roadshows, typically held following the release of formal announcements, provide an opportunity for the management team to meet existing and/or potential investors in a concentrated set of meetings.

Industry Conferences: Attendance at key sector and investor conferences affords members of the senior management team the opportunity to engage with key investors and analysts.

Investor Briefings: In addition to regular contact with investors and analysts during the year, the Company periodically holds capital market days, which include presentations on various aspects of CRH’s operations and strategy and provide an opportunity for investors and analysts to meet with CRH’s wider management team.

Media Briefings: Each year, the Company provides media briefings on numerous issues.

with business partners. Further guidelines developed during the year include a Competition Law Toolbox – which gathers into one place various CRH guidelines, policies and notes to help the businesses comply with Competition Law requirements.

The following existing policies are under review;

•	The Competition/Antitrust Compliance Code
•	The Donations Policy
•	The Anti-Fraud Policy

The COBC has scored an “A” rating by New York Stock Exchange Governance Services and incorporates some welcome new features, including learning aids, an ethical-decision making guide and a clear focus on the core values of the Group: Integrity, Honesty and Respect for the law. It was translated and distributed during 2014 and related training is being migrated to an on-line module. A robust communication plan is in place to complement the training programme. A multi-lingual “hotline” facility – “Speak Up” is also available to employees as a secure channel to report ethical issues that concern them or suspected violations of our Codes. All hotline reports received are fully reviewed and investigated by appropriately qualified personnel.

The C&E programme has been integrated into our standard Internal Audit procedures and forms part of an annual management certification process. Its effectiveness is also regularly reviewed by the C&E function with appropriate oversight from senior management and the Audit Committee. The collective goal is to ensure the message is clearly understood that at CRH “there is never a good business reason to do the wrong thing”.

Sustainability and Corporate Social Responsibility

Sustainability and Corporate Social Responsibility (CSR) concepts are embedded in all CRH operations and activities.

Excellence in the areas of health & safety, environment & climate change, governance and people & community is a daily priority of line management. The Group’s policies and implementation systems are summarised on pages 47 to 51. During 2014, CRH was again recognised by several leading socially responsible investment (SRI) agencies as being among the leaders in its sector in these important areas.

Communications with Shareholders

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, meet regularly with institutional shareholders (each year covering over 50% of shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings. Table 12 above provides a brief outline of the nature of the activities undertaken by our Investor Relations team.

During 2014, the Chairman, Senior Independent Director and Company Secretary participated in a number of conference calls with some of the Group’s major shareholders in advance of the 2014 Annual General Meeting. The meetings were organised to provide those shareholders with an opportunity to discuss the resolutions on the 2014 Annual General Meeting agenda and corporate governance matters generally.

In addition to the above, major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued periodically (typically in January and July each year).

In addition, we respond throughout the year to

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

106 CRH

Corporate Governance Report | continued

correspondence from shareholders on a wide range of issues.

The Chief Executive made a presentation to shareholders at the 2014 Annual General Meeting on CRH’s businesses.

General Meetings

The Company’s Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2014 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by way of a poll using an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company’s website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the passing of a special resolution requires at least 21 clear days’ notice.

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

Going Concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategy Review section on pages 34 to 43. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Business Performance Review on pages 66 to 76. In addition, notes 20 to 24 to the Consolidated Financial Statements include the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

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

Shareholder Approval of Equity Compensation Plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. CRH complies with Irish requirements, which are similar to the NYSE rules. The CRH Board, however, does not explicitly take into consideration the NYSE’s detailed definition on what are considered “material revisions”.

The following are available on the CRH website, www.crh.com:	Table 13

Corporate Governance section:

– Terms of Reference of Acquisitions Committee (amended December 2010)
– Terms of Reference of Audit Committee (amended December 2013)
– Terms of Reference of Finance Committee (amended February 2004)
– Terms of Reference of Nomination & Corporate Governance Committee (amended December 2013)
– Terms of Reference of Remuneration Committee (amended December 2013)
– The Memorandum and Articles of Association of the Company
– Pre-approval policy for non-audit services provided by the auditors
– Compliance & Ethics statement, Code of Business Conduct and Hotline contact numbers – The 2014 Remuneration Policy

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

CRH 107

The Remuneration Committee consists of four non-executive Directors considered by the Board to be independent. They bring a range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 87 to 89.

The main focus of the Committee is to:

–  determine and agree with the Board the Group’s policy on executive remuneration;

–  seek shareholder approval for the policy at least every three years;

–  ensure that CRH’s remuneration structures are fair and responsible; and

–  consider and approve remuneration packages for the executive Directors and the Chairman.

In addition, the Committee:

–  recommends and monitors the level and structure of remuneration for senior management; and

–  oversees the preparation of this Directors’ Remuneration Report.

In considering remuneration levels for executive Directors particularly, the Committee takes into account remuneration trends across the CRH Group, which has a diverse range of operations in 34 countries, in geographic regions which are often at different stages in the economic cycle.

Additional details in relation to the Committee, its role and responsibilities and how it operates are included in the Remuneration Committee section of the Corporate Governance report on page 104.

The Chief Executive attends meetings except when his own remuneration is being discussed.

Directors’ Remuneration Report

108        CRH

Introduction

On behalf of the Remuneration Committee, I am pleased to introduce the Directors’ Remuneration Report for the year ended 31 December 2014. The Remuneration Report (excluding the Remuneration Policy summary on pages 126 to 131), will be included on the agenda of the 2015 Annual General Meeting for shareholder consideration.

The purpose of CRH’s Remuneration Policy, which was approved by shareholders at the 2014 Annual General Meeting, is to provide an appropriate framework to support the creation of value for shareholders over the longer term, the attraction and retention of key executives and succession planning, without paying more than is necessary. The full Remuneration Policy is available on the CRH website, www.crh.com.

2014 Performance

2014 was a year of growth and progress in terms of our aim of restoring margins and returns to peak levels in the coming years.

Recent Remuneration Snapshot:

•  Updated Remuneration Policy approved at 2014 AGM

•  New performance share plan adopted at 2014 AGM

•  Incentive payout levels linked to stretching performance criteria

•  Strong support from shareholders for policy and implementation

In addition, there was significant achievement regarding the Group’s multi-year divestment programme of €1.5 billion to €2.0 billion, with proceeds from disposals completed in 2014 of €0.35 billion since the programme was announced in August 2014.

Overall, CRH’s strong balance sheet and cash generation capability leave the Company well positioned to take advantage of value-creating acquisition opportunities.

In the context of the Group’s performance in 2014, and performance against individual and strategic goals, the Remuneration Committee has determined that the annual bonus levels for 2014 should be set at the maximum level of 150% for each of the executive Directors.

In accordance with CRH’s Remuneration Policy, approved by shareholders at the 2014 Annual General Meeting, 25% of the 2014 bonus will be deferred into shares for a period of three years.

The basis for each bonus award is set out in detail on page 112. In line with evolving best practice, we have increased the level of disclosure in relation to payout levels to provide shareholders with a greater level of insight into the approach for determining bonus payments. We have also disclosed the targets for the bonus payments in respect of 2013 as these are no longer considered to be commercially sensitive. Similarly, the Remuneration Committee intends that the targets for the 2014 bonus plan will be disclosed in the 2015 Directors’ Remuneration Report.

The 2014 Remuneration Policy also made provision for the Remuneration Committee to introduce clawback provisions, in addition to the malus[2] provisions already in place for the annual bonus plan and the long-term performance share plan. The Committee has decided, in accordance with the provisions of the 2014 UK Corporate Governance Code, to introduce clawback provisions for the cash element of the annual bonus plan for 2015 and onwards.

The long-term awards made under the 2006 Performance Share Plan and the 2010 Share Option Scheme made in 2012 (each with a three year performance period 2012 - 2014) did not meet the relevant performance criteria required to vest and, consequently, those awards lapse in full. Further details are set out on pages 114 and 115.

Executive Director Salaries

As reported in the 2013 Directors’ Remuneration Report, following consideration of the scope of the Finance Director’s responsibilities and her performance since being appointed in 2010, the Committee decided that Maeve Carton’s salary should be increased, subject to continued

Sales	+ 5%	Return on Net Assets	+150bps
EBITDA (as defined)*	+11%	Operating Cash Flow	+23%
EPS	+33%[1]	Net Debt	-16%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

[1]	Based on adjusted 2013 EPS (excluding impairments and the related tax impact).

[2]	Malus is a mechanism whereby the Remuneration Committee may decide not to release deferred share or performance share plan awards if an unusual event such as a material financial misstatement occurred, significant losses were incurred or the Company suffered significant reputational damage.

CRH 109

Directors’ Remuneration Report | continued

individual and business performance, to €675,000 in two steps. Her salary increased to €625,000 (+9.7%) in 2014. The Remuneration Committee has determined that it is appropriate to make the second increase (to €675,000) in respect of 2015 (+8%).

The Committee has also reviewed the salary levels for Albert Manifold and Mark Towe and determined that increases of 7.5% to €1,290,000 and 3% to US$1,420,000 respectively are appropriate. The increase for Albert Manifold reflects the speed with which he has developed in the Chief Executive role, demonstrated by the progress in the delivery of strategy and the improvement in returns and margins referred to above. The Remuneration Committee also noted that the salary of Albert Manifold remains below the level of €1,450,000 awarded to the Chief Executive of CRH in 2008. The increase for Mark Towe is in line with increases across the general employee population in the United States.

2015 Awards under the 2014 Performance Share Plan

Awards under the 2014 Performance Share Plan in 2015 will be made at the same level as in 2014 and will continue to be based on TSR and adjusted cash flow. The adjusted cash flow targets have not yet been set by the Remuneration Committee and will be set when the outcome of the proposed acquisition of assets from Lafarge S.A. and Holcim Ltd is known. As in previous years, the targets will be demanding and aligned to value creation for shareholders, with significant stretch ensuring that only exceptional performance will result in maximum payout.

Remuneration Policy

As referred to in the Chairman’s introduction to the Annual Report on page 2, CRH has entered into a binding commitment to acquire certain assets from Lafarge S.A. and Holcim Ltd for a total enterprise value of €6.5 billion. In the context of this proposed acquisition, the Committee will review the remuneration policy during the course of 2015 to ensure it remains appropriate for the needs of the business.

Conclusion

Shareholders play a crucial role in the design of appropriate, balanced and fair remuneration structures and, as I will retire from the Board of CRH following the 2015 Annual General Meeting, I would like to thank all those who have engaged with CRH during my tenure as Remuneration Committee Chairman, for their constructive approach to dialogue with the Company. I have no doubt that my successor, Don McGovern, will benefit from your continued strong support for CRH.

Dan O’Connor

Remuneration Committee Chairman

110 CRH

Directors’ Remuneration Report | continued

Annual Statement on Remuneration

The following section sets out details of:

–	the remuneration paid to Directors in respect of 2014;

–	how CRH’s remuneration policy will operate for 2015; and

–	other areas of disclosure.

The Directors’ Remuneration Report, excluding the Remuneration Policy summary on pages 126 to 131, will be put to shareholders for the purposes of an advisory vote at the Annual General Meeting to be held on 7 May 2015.

The Company is not seeking shareholder approval for a revised Remuneration Policy this year and, therefore, we have not included the full policy in this report. We have, however, included the executive Director and non-executive Director policy tables, as well as details of the Chief Executive’s service contract as information for shareholders.

Executive Directors

Remuneration received by executive Directors in respect of 2014

Details of individual remuneration for executive Directors for the year ended 31 December 2014, including explanatory notes, are given in table 18 below. Details of Directors’ remuneration charged against profit in the year are given in table 49 on page 125 in the Other Disclosures section.

Individual remuneration for the year ended 31 December 2014 (Audited)									Table 18
			Annual Bonus Plan			Retirement
	Basic Salary		Cash	Deferred	Long-Term	Benefits
	and Fees	Benefits	Element	Shares	Incentives	Expense	Total	Total	Total
	(a)	(b)	(c)	(c)	(d)	(e)
	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000
	2014	2014	2014	2014	2014	2014	2014	2013	2012

Executive Directors
Maeve Carton	625	16	703	234	-	260	1,838	1,412	921
Albert Manifold	1,200	39	1,350	450	-	559	3,598	2,088	1,385
Mark Towe	1,036	59	1,166	389	-	207	2,857	2,965	1,983

	2,861	114	3,219	1,073	-	1,026	8,293	6,465	4,289

(a)      Basic Salary and Fees: The background to the increase in Maeve Carton’s salary in 2014 is set out on Pages 109 and 110. When he assumed the role of Chief Executive in January 2014, Albert Manifold’s salary was set at broadly the same level as the outgoing Chief Executive. Mark Towe’s salary increased in US$ terms by 2% in line with general trends in CRH operations in the United States.

(b)      Benefits: For executive Directors these relate principally to the use of company cars, medical insurance and life assurance and, where relevant, the value of the discount on the grant of options under the Group’s 2010 Savings-related Share Option Scheme (see table 38 on page 119) for more details) and the reimbursement of legal fees in relation to the putting in place of service contracts (see page 129 for more details).

(c)       Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2014, a bonus is payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2014 plan, together with details of the performance against targets and payouts in respect of 2014, is set out on pages 112 to 114.

(d)      Long-Term Incentives: In February 2015, the Remuneration Committee determined that the award made in 2012 under the 2006 Performance Share Plan would lapse as, over the three-year period 2012-2014, CRH’s TSR performance was below the median of both the peer group and the Eurofirst 300 Index. The share options granted in 2012 under the 2010 Share Option Scheme will also lapse in full as the option failed to meet the necessary EPS performance targets. As a result, no long-term incentive award with a performance period ending in 2014 has vested or will vest. Long-Term Incentive amounts for 2013 reflect the value of vested long-term incentive awards with a three-year performance period ending in 2013. These amounts have been updated to reflect the market value of the shares on the date of vesting, which for Irish based executives was €21.28 and for the US based executive was €21.505. In the 2013 Directors’ Remuneration Report the value of the award was estimated based on the three month average share price to 31 December 2013 (see page 92 of the 2013 Annual Report on Form 20-F for more details). The structure of the 2006 Performance Share Plan is set out in table 31 on page 116. The performance criteria for the 2010 Share Option Scheme are set out in table 32 on page 116.

(e)      Retirement Benefits Expense: The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. This cap was further reduced by the Irish Finance Act 2011 to €2.3 million and, by the Finance (No. 2) Act 2013, to €2 million. As a result of these legislative changes, the Remuneration Committee has decided that executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Maeve Carton and Albert Manifold chose to opt for the alternative arrangement which involved capping their pensions in line with the provisions of the Finance Acts and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. For 2014 the compensation allowances amount to €259,950 (2013: €187,141; 2012: €174,931) for Maeve Carton and €559,150 (2013: €290,190; 2012: €288,117) for Albert Manifold.

CRH 111

Directors’ Remuneration Report | continued

2015 Salaries - Executive Directors			Table 19
Director	2014	2015	% Change
Albert Manifold (Chief Executive)	€1,200,000	€1,290.000	+7.5%
Maeve Carton (Finance Director)	€625,000	€675,000	+8%
Mark Towe (Chief Executive, Oldcastle, Inc.)	US$1,377,000	US$1,420,000	+3%

Basic Salary and Benefits

Details of executive Directors’ salaries for 2015 compared with 2014 are set out in table 19 above.

The background to the increases in respect of 2015 are set out in the Remuneration Committee Chairman’s introduction on pages 109 and 110.

Salary level increases for executive Directors since 2009 are shown in table 14 on page 108.

Details in relation to employment-related benefits are set out in note (b) in table 18 on page 111.

Annual Bonus Plan

A summary of the structure of CRH’s Annual Bonus Plan is set out in table 20 below.

2014 Annual Bonus Outcomes

CRH’s Annual Bonus Plan for 2014 was based on a combination of financial targets and personal/strategic goals. The specific weightings for each executive Director are shown in table 21 on page 113. In terms of the relative weighting of the components of the plan, the Committee has increased the focus on returns on net assets, with a corresponding reduction in the percentage of the plan based on earnings per share to ensure that there is sufficient focus on delivering sustainable growth. Indicative performance for each measure is given in tables 22 and 23 on page 113. Specific targets for the 2014 Annual Bonus Plan have not been disclosed in this report as they are considered by the Board to be commercially sensitive. However, it is intended that Group-related targets for 2014 will be disclosed in the 2015 Directors’ Remuneration Report.

Overall, strong performance against the 2014 Annual Bonus Plan metrics resulted in bonus payments of 150% of salary for Albert Manifold, Maeve Carton and Mark Towe. In accordance with the Group’s remuneration policy, 25% of the bonus amount will be deferred into shares for a period of three years. Deferred Shares are not subject to any additional performance conditions during the deferral period.

Similar to 2014, CRH’s Annual Bonus Plan for 2013 was based on a combination of financial targets and

Structure of CRH’s Annual Bonus Plan		Table 20
Operation:	–	80% of awards based on financial measures, such as profits, cash flow and returns
	–	20% of awards based on personal and strategic goals
Performance:	–	50% of maximum bonus awarded for delivering target performance
	–	Maximum award size of 150% of salary for all executive Directors
Deferral:	–	25% of all bonus awards deferred into shares for three years
Malus/Clawback:	–

Malus provisions for deferred share awards to provide the ability to scale back awards prior to vesting in the event of material misstatement, serious reputational damage or the Company suffering serious losses

–

In line with the requirements of the 2014 UK Corporate Governance Code, clawback provisions will apply to the cash element of the Annual Bonus Plan for 2015 awards onwards, for the same events as apply in respect of malus, for a period of three years personal/strategic goals. Due to commercial sensitivity, specific targets were not disclosed in the 2013 Directors’ Remuneration Report. The Remuneration Committee considers that Group-related targets for 2013 have ceased to be commercially sensitive and, accordingly, these are set out in table 24 on page 114. Indicative performance against Oldcastle targets for 2013 is shown in table 25 on page 114; the actual targets have not been disclosed as it is considered that the information remains commercially sensitive. Please see table 11 on page 93 of the 2013 Annual Report on Form 20-F for performance in 2013 against personal/strategic measures.

The 2015 Annual Bonus Plan will be operated broadly in line with the 2014 Annual Bonus Plan. However, in line with the requirements of the 2014 UK Corporate Governance Code, the Remuneration Committee has decided that, in addition to the malus provisions already in place, clawback provisions for the cash element of the Annual Bonus Plan will apply for 2015 onwards (see pages 116 and 117 for more details).

Share Scheme Awards

A summary of share scheme awards made to executive Directors in 2014 is set out in table 27 on page 115. Details of outstanding performance share awards and share options held by executive Directors are shown in tables 36, 37 and 38 on pages 118 and 119.

In addition to the awards set out in table 27 on page 115, Maeve Carton was granted an option under the Group’s 2010 Savings-related Share Option Scheme. Further details in relation to that award are set out in table 38 on page 119.

Long-Term Incentives

2014 Performance Share Plan

A summary of the structure of CRH’s 2014 Performance Share Plan is set out in table 26 on page 115.

In 2014, shareholders approved the introduction of the 2014 Performance Share Plan (the “2014 PSP”). Following approval by shareholders, awards were made to the executive Directors, details of which are summarised in table 37 on page 118. It is anticipated that awards in 2015 under the 2014 PSP will be on broadly the same basis as those made in 2014.

112 CRH

Directors’ Remuneration Report | continued

2014 Annual Bonus - Measures and Weightings						Table 21
	Albert Manifold		Maeve Carton		Mark Towe
	% of salary		% of salary		% of salary
Measure	Target	Maximum	Target	Maximum	Target	Maximum

CRH EPS	18.75%	37.5%	18.75%	37.5%	15.0%	30.0%

CRH Cash Flow

(i) Operating Cash Flow	11.25%	22.5%	11.25%	22.5%	-	-

(ii) Divestments	11.25%	22.5%	11.25%	22.5%	-	-

CRH Return on Net Assets	18.75%	37.5%	18.75%	37.5%	7.5%	15.0%

Oldcastle* Group PBIT**	-	-	-	-	15.0%	30.0%

Oldcastle Cash Flow

(i) Operating Cash Flow	-	-	-	-	15.0%	30.0%

(ii) Divestments	-	-	-	-	7.5%	15.0%

Personal/Strategic	15.00%	30.0%	15.00%	30.0%	15.0%	30.0%

Total	75.0%	150.0%	75.0%	150.0%	75.0%	150.0%

* Oldcastle is the holding company for the Group’s operations in the Americas ** PBIT is defined as earnings before interest and taxes

2014 Annual Bonus - Achievement against targets*					Table 22
	Performance achieved relative to targets
Measure	Threshold**	Target	Maximum	Performance achieved***	Payout % of max

CRH EPS				78.9c	100%

CRH Cash Flow

(i) Operating Cash Flow****				€1,477m	100%

(ii) Divestments				€345m	100%

CRH Return on Net Assets				7.4%	100%

Oldcastle Group PBIT				N/D	100%

Oldcastle Cash Flow

(i) Operating Cash Flow				N/D	100%

(ii) Divestments				N/D	100%

*       Specific targets have not been disclosed as these are deemed commercially sensitive at this time. Target will be disclosed retrospectively when no longer sensitive.

**     0% of each element is earned at threshold.

***    Oldcastle cash flow targets have not been disclosed as it would result in the disclosure of information which is not generally available and is commercially sensitive.

****  For this purpose, operating cash flow has been defined as reported internally.

2014 Annual Bonus - Achievement against Personal/Strategic targets		Table 23
		Payout
		% of
Directors	Strong delivery in relation to:	Maximum

Albert Manifold	Effective leadership of the Group’s portfolio review; continued progress in relation to organisational change in particular in Europe; supporting and mentoring the senior executive team; effective and clear managemnt of investor communications and building up the Group’s general communication capability.	100%

Maeve Carton	Continued build up of finance organisation and expansion of finance roles to support performance management; achievements in relation to succession to ensure a strong pipeline of finance executives; completion of two bond issues in 2014 (including a debut Swiss bond issuance) at the lowest coupons achieved by the Group; continued build up of Group IT security and project management roles.	100%

Mark Towe	Continued input in to the Group’s talent management process and supporting newly appointed Group Human Resources and Talent Development Director; working closely with the Chief Executive to refine succession planning in the Americas; leading the portfolio review process in the Americas.	100%

CRH 113

Directors’ Remuneration Report | continued

2013 Annual Bonus - Achievement against Group targets (Albert Manifold, Maeve Carton and Mark Towe)	Table 24

	Performance needed for payout at
Measure	Threshold	Target	Maximum	Performance Achieved	Payout % of max
CRH EPS	74c	80c	84c	59.5c*	0.0%
Operating Cash Flow**	€1,075m	€1,240m	€1,340m	€1,204m	52.0%
CRH Return on Net Assets	6.0%	6.5%	7.0%	5.9%	0.0%
* Adjusted EPS, excluding the impact of non cash impairment recorded in 2013.
** For this purpose, operating cash flow has been defined as reported internally.

2013 Annual Bonus - Achievement against Oldcastle targets (Mark Towe)	Table 25

	Performance achieved relative to targets
Measure	Threshold**	Target	Maximum	Payout % of max
Oldcastle Group PBIT*				93.3%
Oldcastle Cash Flow				92.6%
Oldcastle Return on Net Assets				93.3%
* PBIT is defined as earnings before interest and taxes.
** 0% of each element is earned at threshold.

75% of each award made in 2014 is subject to a Total Shareholder Return (TSR) performance measure, with performance being measured against sector peers (see table 30 on page 116). The vesting schedule is shown in table 28 on page 116. The Committee believes that, for a cyclical business such as CRH, TSR is the most appropriate performance measure at present and is a key measure of the value generated for shareholders.

The TSR performance measure will be subject to a financial underpin. This means that when determining vesting under the 2014 PSP, the Committee will review whether the TSR performance has been impacted by unusual events and whether it is, therefore, an appropriate reflection of underlying performance. In addition, the Committee will consider EPS performance in the period to ensure that TSR performance was consistent with the objectives of the performance criteria and had not been distorted by extraneous factors.

The remaining 25% of each award is subject to a cumulative cash flow metric. This Group financial measure supports dividend delivery, development activity and, in the context of the Group’s €1.5 - €2.0 billion multi-year divestment programme, provides an emphasis on asset/business disposals. The cash flow target is based on a cumulative adjusted cash flow figure over three financial years. The definition of cash flow is adjusted to exclude:

–	dividends to shareholders;

–	acquisition/investment expenditure;

–	share issues (scrip dividend, share options, other);

–	financing cash flows (new loans/ repayments);

–	back funding pension payments; and

–	foreign exchange translation.

The Remuneration Committee considers that it is appropriate to make these adjustments in order to remove items that do not reflect the quality of management’s operational performance, or are largely outside of management control. This is to ensure that management remains incentivised to make decisions which are in the best long-term interests of the business and shareholders.

The cumulative adjusted cash flow target for the award made in 2014 under the 2014 PSP are set out in table 29 on page 116.

The adjusted cash flow target for awards in 2015 under the 2014 PSP have not yet been set by the Remuneration Committee. The target will be set once the outcome of the proposed acquisition of assets from Lafarge S.A. and Holcim Ltd is known. The targets will be demanding with significant stretch ensuring that only exceptional performance will result in a maximum payout.

Vested awards will be required to be held for a further two years post-vesting.

2006 Performance Share Plan

The 2006 Performance Share Plan (the “2006 PSP”), which was approved by shareholders in May 2006, is tied to TSR over a three year performance period. It has been replaced by the 2014 PSP (see page 112), which was approved by shareholders at the 2014 Annual General Meeting. Consequently, the last award under the 2006 PSP was made in 2013. Half of each award is assessed against TSR for a group of global building materials companies (see table 30 on page 116) and the other half against TSR for the constituents of the Eurofirst 300 Index.

The performance criteria for the 2006 PSP are set out in table 31 on page 116. Participants are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until the shares vest.

The rules of the 2006 PSP provide that no award, or portion of an award, which

114 CRH

Directors’ Remuneration Report | continued

Structure of the 2014 Performance Share Plan	Table 26

Operation:	– Conditional share award which vests, subject to performance, over a three year period – Awards subject to a two year holding period post vesting

Performance:

–  75% of awards based on relative TSR performance compared to key peers (see table 30 on page 116)

–  25% of awards based on cumulative cash flow performance (see table 29 on page 116)

–  Maximum award size of 250% of salary for Chief Executive and 200% of salary for other executive Directors

Malus/Clawback:

–  Malus provisions provide the Remuneration Committee with the ability to scale back awards up to five years from grant in the event of material misstatement, serious reputational damage or the Company suffering serious losses has satisfied the TSR performance criteria should be released unless the Remuneration Committee has confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

In respect of the award made in 2012 (with a performance period 2012-2014), in February 2015, the Remuneration Committee determined that the award would lapse as, over the three-year period 2012 -2014, CRH’s TSR performance was below the median of both the peer group and the Eurofirst Index. The Company’s TSR performance was reviewed by the Remuneration Committee’s remuneration consultants.

During 2014, the Remuneration Committee determined that 49% of the award made under the 2006 PSP in 2011 (with a performance period 2011-2013) had vested. Details of the value of that award are set out in table 18 on page 111. Further details are provided in the 2013 Directors’ Remuneration Report.

Details of outstanding awards to Directors under the 2006 PSP are provided in table 36 on page 118. Outstanding awards are subject to the performance conditions outlined above.

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of the Earnings Per Share (EPS) based share option scheme (the “2010 Scheme”). Following the approval by shareholders for the introduction of the 2014 PSP, no further awards will be made under the 2010 Scheme. Consequently, the last award under the 2010 Scheme was made in 2013.

Options were granted at the market price of the Company’s shares at the time of grant. The vesting period for options is three years, with vesting only occurring once an initial EPS performance target has been reached. Awards under the 2010 Scheme were limited to 150% of salary.

The performance criteria for the 2010 Scheme were agreed with the Irish Association of Investment Managers (the “IAIM”) and are set out in table 32 on page 116. The performance targets were designed to provide for proportionately more vesting for higher levels of EPS growth.

Vesting levels are subject to any reduction which the Remuneration Committee deems appropriate in the context of the overall results of the Group.

The grant of options under the 2010 Scheme made in 2010 and 2011 did not meet the EPS performance criteria set out above and, accordingly, the options lapsed on the third anniversary of the date of grant. Similarly, the grant of options made in 2012, having failed to meet the appropriate EPS criteria, will lapse in full in April 2015.

Summary of Scheme Interests Granted in 2014								Table 27
Directors	Scheme	Basis of award (% of salary)	Number of shares	Face value*	Exercise price	Percentage vesting at threshold performance (% of maximum)	Performance period end date	Expected date of release
	2014 PSP
Albert Manifold	(conditional shares)	250%	142,900	€ 2,928,021	n/a	25%	31-Dec-16	Feb-2019
	2014 PSP
Maeve Carton	(conditional shares)	200%	59,500	€ 1,219,155	n/a	25%	31-Dec-16	Feb-2019
	2013 Annual Bonus**	5%	2,561	€ 54,000	n/a	n/a	n/a	Mar-2017
Mark Towe	(deferred shares)

	2014 PSP (conditional	200%	97,100	€1,989,579	n/a	25%	31-Dec-16	Feb-2019
	shares)
* Face value has been calculated using the share price at the date of grant for 2014 PSP awards (€20.49).
** See table 9 on page 93 of the 2013 Annual Report on Form 20-F for the structure of the 2013 Annual Bonus Plan.

CRH 115

Directors’ Remuneration Report | continued

Details of outstanding awards to Directors under the 2010 Scheme are provided in tables 38 and 39 on page 119.

The Remuneration Committee has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the 2010 Scheme.

2000 Share Option Scheme

At the Annual General Meeting held in 2000, shareholders approved the introduction of a share option scheme (the “2000 Scheme”). This scheme was superseded by the 2010 Scheme referred to above. No awards have been made under the 2000 Scheme since 2009. Details of outstanding awards and the performance criteria for the 2000 Scheme are set out in tables 38 and 39 on page 119.

Other employee share plans

Maeve Carton and Albert Manifold also participate in the 2010 Savings-related Option Scheme (Republic of Ireland) (the “2010 SAYE”) and in the Group’s Irish Revenue approved Share Participation Scheme (the “Participation Scheme”).

The 2010 SAYE is an Irish Revenue approved plan open to all Irish employees. Participants may save up to €500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of Maeve Carton and Albert Manifold under the 2010 SAYE are set out in tables 38 and 39 on page 119.

The Participation Scheme is open to all employees in Ireland, and grants can be made to participants up to a maximum of €12,700 annually in CRH shares.

Malus and Clawback

From 2015 all incentive awards to executive Directors are subject to recovery provisions. Annual bonus awards will be subject to recovery provisions for three years from the date of payment (cash awards) or grant (deferred awards). Performance Share

2014 Performance Share Plan (2014 PSP) Metrics
3-year TSR* performance compared to peer group (75% of award)	Vesting Level	Table 28

Equal to or greater than 75th percentile	100%
Between 50th and 75th percentile	Straight line between 25% and 100%
Equal to 50th percentile	25%
Below 50th percentile	0%

*  The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

Cumulative Cash Flow 2014 - 2016 (25% of award)	Vesting Level	Table 29

Equal to or greater than €3.5bn	100%
Between €2.9bn - €3.5bn	Straight line between 25% - 100%
Equal to €2.9bn	25%
Below €2.9bn	0%

Peer Group for TSR Performance Metric for awards under the 2014 PSP and 2006 PSP	Table 30

Boral	Italcementi	Titan Cement	Additional company included in the 2006 PSP Peer Group:
Buzzi Unicem	Kingspan Group	Travis Perkins	Home Depot
Cemex	Lafarge	Vulcan Materials
Grafton Group	Martin Marietta Materials	Weinerberger
Heidelberg Cement	Saint Gobain	Wolseley
Holcim

2006 Performance Share Plan (2006 PSP) Metrics		Table 31
3-year TSR* performance compared to peer group/Eurofirst 300 Index	Vesting Level

Equal to or greater than 75th percentile	100%
Between 50th and 75th percentile	Straight line between 30% and 100%
Equal to 50th percentile	30%
Below 50th percentile	0%

*  The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the closing price on the last day before the start of the performance period and the final day of the performance period respectively.

Share Option Scheme Metrics		Table 32
Compound EPS* Growth Performance over three years
Awarded in 2010 & 2011	Awarded in 2012 & 2013	Vesting Level
Equal to or greater than 27.5% p.a.	Equal to or greater than 20% p.a.	100%
Between 17.5% and 27.5% p.a.	Between 13% and 20% p.a.	Straight line between 40% and 100%
Between 12.5% and 17.5% p.a.	Between 10% and 13% p.a.	Straight line between 20% and 40%
Equal to 12.5% p.a.	Equal to 10% p.a.	20%
Less than 12.5% p.a.	Less than 10% p.a.	0%

*  The EPS figure used for the purposes of the 2010 Scheme is the basic consolidated earnings per share of the Company for the accounting period concerned as shown in the Annual Report issued by the Company for that accounting period.

116 CRH

Directors’ Remuneration Report | continued

Plan awards will be subject to malus for the three years prior to performance assessment and the two further years of the holding period.

Malus or clawback provisions may be triggered in the event of:

–	material misstatement;

–	serious reputational damage; or

–	the Company suffering serious losses.

Retirement Benefit Expense

Maeve Carton and Albert Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of salary* for each year of pensionable service and is designed to provide two-thirds of career average salary at retirement for full service. If either Maeve Carton or Albert Manifold leave service prior to Normal Retirement Age (60) they will become entitled to a deferred pension, payable from Normal Retirement Age, based on the pension they have accrued to their date of leaving.

The Finance Act 2006 effectively established a cap on pension provisions by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million and reduced further to €2 million by the Finance Act (No. 2) Act 2013) or the value of individual accrued pension entitlements as at 7 December 2005. As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Maeve Carton and Albert Manifold have opted for an arrangement whereby their pensions are capped in line with the provisions of the Finance Acts and receive a supplementary taxable non-pensionable cash supplement in lieu of pension benefits forgone. There was, therefore, no additional accrual in 2014. The cash pension supplements for 2014 are detailed in table 18 on page 111. These supplements are similar in value to the reduction in the Company’s

Pension Entitlements - Defined Benefit (Audited)			Table 33

	Increase in accrued personal pension during 2014 (i) € 000	Transfer value of increase in dependents’ pension (i) € 000	Total accrued personal pension at year-end (ii) € 000
Executive Directors
Albert Manifold	-	208	273
Maeve Carton	-	29	266

(i)    As noted on page 111, the pensions of Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2014 in the event of these Directors leaving service.

(ii)    The accrued pensions shown are those which would be payable annually from normal retirement date.

Pension Entitlements - Defined Contribution (Audited)					Table 34
The accumulated liablilities related to the unfunded Supplemental Executive Retirement Plans for Mark Towe are as follows:
	As at 31 December 2013 € 000	2014 contribution € 000	2014 Notional interest (iii) € 000	Translation adjustment € 000	As at 31 December 2014 € 000
Executive Director
Mark Towe	1,923	194	97	288	2,502

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

The contributory defined benefit plan in which Albert Manifold and Maeve Carton participate is closed to new entrants.

Mark Towe participates in a defined contribution retirement plan in respect of basic salary; and in addition he participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate (20%), offset by contributions made to the other retirement plan.

Details regarding pension entitlements for the executive Directors are set out in tables 33 and 34 above.

There is no change to the pension arrangements for 2015.

*	Salary is defined as basic annual salary and excludes any fluctuating emoluments.

CRH 117

Directors’ Remuneration Report | continued

Directors’ Interests in Shares and Share Scheme Awards

Deferred Share Awards under the Annual Bonus Plan (i) (Audited)						Table 35
	31 December 2013	Awards in 2014 (ii)	Alloted under the scrip dividend scheme in 2014	Released in 2014	31 December 2014	Release Date
Mark Towe	-	2,561	65	-	2,626	Feb 2017

(i)     Under the Annual Bonus Plan in operation in respect of the financial year ended 31 December 2013, up to one-third of the earned bonus was receivable in CRH shares, deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that period.

(ii)     The shares awarded during 2014 related to the deferred portion of 2013 bonus and were included in total remuneration reported for 2013. These shares were purchased by the Trustees of the CRH plc Employee Benefit Trust on 26 February 2014 at €20.375 per Ordinary Share.

Directors’ awards under the 2006 Performance Share Plan (i) (Audited)								Table 36
								Market
	31 December	Granted in	Released in	Lapsed in	31 December	Performance	Release	Price in euro
	2013	2014	2014 (ii)	2014 (ii)	2014	Period	Date	on award

Maeve Carton	42,000	-	20,626	21,374	-	01/01/11 - 31/12/13
	50,000	-	-	-	50,000	01/01/12 - 31/12/14		15.19
	50,000	-	-	-	50,000	01/01/13 - 31/12/15	February 2016	16.19
	142,000	-	20,626	21,374	100,000

Albert Manifold	62,000	-	30,448	31,552	-	01/01/11 - 31/12/13
	70,000	-	-	-	70,000	01/01/12 - 31/12/14		15.19
	72,000	-	-	-	72,000	01/01/13 - 31/12/15	February 2016	16.19
	204,000	-	30,448	31,552	142,000

Mark Towe	68,000	-	33,394	34,606	-	01/01/11 - 31/12/13
	90,000	-	-	-	90,000	01/01/12 - 31/12/14		15.19
	90,000	-	-	-	90,000	01/01/13 - 31/12/15	February 2016	16.19
	248,000	-	33,394	34,606	180,000

(i)    2006 Performance Share Plan: This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in February 2016 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the 2006 Performance Share Plan is set out on pages 114 and 115.

(ii)   In 2014, the Remuneration Committee determined that 49.11% of the 2011 award vested and that portion of the award was released to participants. The balance of the 2011 award lapsed. The market value per share for tax purposes on the date of release was €21.28 for Directors resident in Ireland and €21.505 for Directors resident outside Ireland.

Directors’ Awards under the 2014 Performance Share Plan (i) (Audited)									Table 37
									Market
	31 December	Granted in	Dividend Equivalents	Released in	Lapsed in	31 December	Performance	Release	Price in euro
	2013	2014	2014 (ii)	2014	2014	2014	Period	Date	on award

Maeve Carton	-	59,500	618	-	-	60,118	01/01/14 - 31/12/16	February 2019	20.49

Albert Manifold	-	142,900	1,484	-	-	144,384	01/01/14 - 31/12/16	February 2019	20.49

Mark Towe	-	97,100	1,008	-	-	98,108	01/01/14 - 31/12/16	February 2019	20.49

(i)    2014 Performance Share Plan: This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in February 2019 will be allocated to the extent that the relevant performance conditions are achieved. The structure of the 2014 Performance Share Plan is set out in table 26 on page 115.

(ii)   The Remuneration Committee has determined that dividend equivalents should accrue on awards under the 2014 Performance Share Plan. Subject to the satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares at vesting.

118 CRH

Directors’ Remuneration Report | continued

Directors’ Share Options (Audited)											Table 38

Details of movements on outstanding options and those exercised during the year are set out in the table below										Options exercised during 2014
	31 December 2013	Granted in 2014	Lapsed in 2014	Exercised in 2014	31 December 2014	6 March 2015			Weighted average option price at 31 December 2014 €	Weighted average exercise price €	Weighted average market price at date of exercise €

Maeve Carton	55,831	-	-	-	55,831	55,831	(a	)	25.75	-	-
	13,308	-	13,308	-	-	-	(b	)	-	-	-
	139,500	-	42,500	-	97,000	97,000	(c	)	15.67	-	-
	-	1,726	-	-	1,726	1,726	(d	)	17.67	-	-
Albert Manifold	166,445	-	-	-	166,445	149,810	(a	)	21.97	-	-
	16,635	-	16,635	-	-	-	(b	)	-	-	-
	200,000	-	62,500	-	137,500	137,500	(c	)	15.68	-	-
	2,236	-	-	-	2,236	2,236	(d	)	13.64	-	-
Mark Towe	155,425	-	-	22,344	133,081	105,356	(a	)	24.38	15.09	21.53
	49,905	-	49,905	-	-	-	(b	)	-	-	-
	245,000	-	70,000	-	175,000	175,000	(c	)	15.68	-	-
	1,044,285	1,726	254,848	22,344	768,819	724,459

Option by price (Audited)									Table 39

	31 December	Granted	Lapsed	Exercised	31 December			Earliest
	€2013	in 2014	in 2014	in 2014	2014			exercise date	Expiry date

15.0674	29,943	-	29,943	-	-	(b	)
15.0854	22,344	-	-	22,344	-	(a	)
15.0854	49,905	-	49,905	-	-	(b	)
18.7463	16,635	-	-	-	16,635	(a	)	February 2015	April 2015
18.8545	27,725	-	-	-	27,725	(a	)	February 2015	April 2015
26.1493	72,085	-	-	-	72,085	(a	)		April 2016
29.4855	53,232	-	-	-	53,232	(a	)		April 2017
29.8643	36,043	-	-	-	36,043	(a	)		April 2017
21.5235	99,637	-	-	-	99,637	(a	)		April 2018
16.58	50,000	-	-	-	50,000	(a	)		April 2019
16.38	175,000	-	175,000	-	-	(c	)
15.19	210,000	-	-	-	210,000	(c	)		April 2022
16.19	199,500	-	-	-	199,500	(c	)		April 2023
13.64	2,236	-	-	-	2,236	(d	)	August 2017	January 2018
17.67	-	1,726	-	-	1,726	(d	)	August 2019	January 2020
	1,044,285	1,726	254,848	22,344	768,819

The market price of the Company’s shares at 31 December 2014 was €19.90 and the range during 2014 was €15.86 to €21.82.

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

(c)   Granted under the 2010 share option scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The performance criteria are set out in table 32 on page 116.

(d)   Granted under the 2010 savings-related share option scheme.

CRH 119

Directors’ Remuneration Report | continued

Shareholding guidelines for executive Directors

The Remuneration Committee adopted a policy in 2013 whereby executive Directors are required to build up (and maintain), within five years of appointment a minimum holding in CRH shares which is equivalent to one times basic salary. For existing executive Directors this level must be achieved by 31 December 2015, unless the executive Director has a significant change in role which results in a step change in salary in which case the one times salary level must be achieved within five years of the change. The shareholding levels as a multiple of basic salary are shown in table 40.

Following his appointment as Chief Executive on 1 January 2014, the Remuneration Committee determined that Albert Manifold will be required to meet the shareholding guideline by 31 December 2017.

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

*	The shareholdings are calculated based on the closing share price on 24 February 2015 (€24.92) and do not include Deferred Shares to be awarded under the 2014 Annual Bonus Plan (which will be released in 2018). If the Deferred Shares were included in the above table (on a post-tax basis) the executive Directors’ shareholdings would be approximately 0.9, 3.2 and 2.6 times salary respectively.

120 CRH

Directors’ Remuneration Report | continued

Shareholdings of Directors and Company Secretary as at 31 December 2014

Directors’ Interests in Share Capital at 31 December 2014 (Audited)	Table 41

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below.

The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

	6 March		31 December		31 December
Ordinary Shares	2015		2014		2013

Directors
E.J. Bärtschi	25,200		25,200		7,200
M. Carton	82,546		82,036		60,100
W.P. Egan	16,112		16,112		16,112
- Non-beneficial	12,000		12,000		12,000
U-H. Felcht	1,285		1,285		1,285
N. Hartery	12,265		12,265		1,430
J.W. Kennedy	1,083		1,083		1,049
P.J. Kennedy	2,000		-		-
D.A. McGovern, Jr.	5,131		5,131		4,000
H.A. McSharry	3,886		3,886		3,789
A. Manifold	42,518		39,998		38,981
D.N. O’Connor	17,344		17,344		16,915
H. Th. Rottinghuis	15,124		15,124		-	**
M. Towe	105,276	*	100,276	*	77,117

Secretary
N. Colgan	9,463		15,549		10,836
	351,233		347,289		250,814

Of the above holdings, the following are held in the form of American Depository Receipts:
	6 March		31 December		31 December
	2015		2014		2013

W.P. Egan	15,000		15,000		15,000
- Non-beneficial	12,000		12,000		12,000
D.A. McGovern, Jr.	5,131		5,131		4,000

Patrick J. Kennedy became a Director on 1 January 2015.

Lucinda Riches became a Director on 1 March 2015. She does not have a holding of CRH shares.

*   Excludes awards of Deferred Shares, details of which are disclosed in table 35 on page 118.

** Holding at date of appointment

CRH 121

Directors’ Remuneration Report | continued

Non-executive Directors

Remuneration paid to non-executive Directors in 2014 is set out in table 42 below.

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. In determining the remuneration, the Board receives recommendations from a committee of the Chairman and the executive Directors. The Remuneration Committee determines the remuneration of the Chairman.

Fees for the non-executive Directors were reviewed during 2014. It was concluded that CRH’s fees are competitively positioned at present and should remain unchanged in 2015.

Fees for 2015 are set out in table 43 below.

Individual Remuneration for the year ended 31 December 2014 (Audited)	Table 42

	Basic		Other
	Salary and Fees	Benefits	Remuneration	Total	Total	Total
	(a)	(b)	(c)
	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000

	2014	2014	2014	2014	2013	2012

Non-executive Directors
E.J. Bärtschi	68	-	71	139	116	105
W.P. Egan	68	-	52	120	120	120
U-H. Felcht	68	-	37	105	105	105
N. Hartery (d)	68	10	382	460	473	305
J.M. de Jong (e)	24	5	13	42	128	139
J.W. Kennedy	68	-	37	105	105	105
D.A. McGovern Jr. (f)	68	-	52	120	60	-
K. McGowan (d)	-	-	-	-	-	145
H.A. McSharry (g)	68	-	22	90	90	77
D.N. O’Connor	68	-	56	124	124	112
H.Th. Rottinghuis (h)	59	-	27	86	-	-
	627	15	749	1,391	1,321	1,213

(a)	Fee levels for non-executive Directors were unchanged in 2014.
(b)

Benefits: In the case of Nicky Hartery the amount reflects the reimbursement of travel expenses from his residence to his Chairman’s office in Dublin, which have been grossed up for Irish tax purposes. In the case of Jan Maarten de Jong, it includes the value of a gift given to him on his retirement.

(c)	Other Remuneration: Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland.
(d)	Nicky Hartery became Chairman on 9 May 2012 succeeding Kieran McGowan who retired as a non-executive Director on the same date.
(e)	Jan Maarten de Jong retired as a Director on 7 May 2014.
(f)	Don McGovern became a Director on 1 July 2013.
(g)	Heather Ann McSharry became a Director on 22 February 2012.
(h)	Henk Rottinghuis became a Director on 18 February 2014.

Non-executive Director Fee Structure	Table 43

Role	Amount
Group Chairman (including non-executive Director salary and fees for committee work)	€450,000
Non-executive Director (basic salary and fees for committee work)	€90,000
Additional fees:

Senior Independent Director/Remuneration Committee Chairman*	€34,000
Audit Committee Chairman	€34,000
Fee for Europe-based non-executive Directors	€15,000
Fee for US-based non-executive Directors	€30,000

* If the roles of Senior Independent Director and Remuneration Committee Chair are not combined, fees of €25,000 and €15,000 apply respectively.

122 CRH

Directors’ Remuneration Report | continued

(i)	For the purposes of comparability, the FTSE 100 Index has been converted to euro using the closing exchange rate at each year-end.

Other Disclosures

Fees paid to former Directors

No payments have been made to individual former directors in excess of the de minimis threshold of €20,000 per annum agreed by the Remuneration Committee.

Executives’ external appointments

The executive Directors may accept external appointments with the prior approval of the Board provided that such appointments do not prejudice the individual’s ability to fulfil their duties at the Group. Whether any related fees are retained by the individual or remitted to the Group is considered on a case-by-case basis.

Remuneration paid to Chief Executive 2009 - 2014

Table 46 below shows the total remuneration paid to the Chief Executive in the period 2009 to 2014 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in each year. Albert Manifold succeeded Myles Lee as Chief Executive effective from 1 January 2014.

The percentage increase in the Chief Executive’s salary in the period 2009 to 2014 is set out in table 14 on page 108.

The percentage change in the Chief Executive’s salary, benefits and bonus between 2013 and 2014 was as follows:

Salary     +1.7%

Benefits  +69.6%

Bonus     +327.6%

The combined percentage change was +87.1%.

There was a 1.5% increase in the total average employment costs in respect of employees in the Group as a whole between 2013 and 2014.

Maeve Carton was appointed as a non-executive member of the National Treasury Management Agency, an Irish state body that provides asset and liability management services to the Irish government in December 2014.

Total Shareholder Return

The value at 31 December 2014 of €100 invested in 2004 and 2008 respectively, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE 100 Index (which CRH joined in December 2011) is shown in the graphs above.

TSR performance has been compared against the FTSE 100 and the Eurofirst 300 as these are broad general market indices on which CRH is a constituent. The Committee, therefore, considers that they offer a reasonable comparison for performance.

Compound TSR growth since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 15.7%.

1  Value of bonus award each year as a percentage of the maximum opportunity.

2  Value of vested incentive awards as a percentage of the maximum opportunity; in respect of 2013 the long-term incentive award value is made up of vestings under the 2006 Performance Share Plan (49.1% of maximum) and the 2009 CEO LTIP (33.7% of maximum). There was no long-term incentive vesting in relation to awards with a performance period ending in 2012 or 2014.

CRH 123

                       Directors’ Remuneration Report | continued

Relative importance of spend on pay

Table 47 across sets out the amount paid by the Group in remuneration to employees compared to dividend distributions made to shareholders in 2013 and 2014. The average number of employees is set out in note 5 to the Consolidated Financial Statements on page 152. We have also shown the change in EBITDA (as defined)* performance year on year to provide an indication of the change in profit performance.

The Remuneration Committee and Advisors

The non-executive Directors who were members of the Remuneration Committee during 2014, together with their record of attendance at Committee meetings, are identified on page 104. Don McGovern joined the Committee with effect from 1 January 2015.

Risk policies and systems

During 2014, the Chairman of the Remuneration Committee reviewed with the Audit Committee the Group’s remuneration structures from a risk perspective.

Remuneration consultants

Deloitte LLP was appointed as the Committee’s remuneration consultants in 2013 following a tender process. The Committee has satisfied itself that the advice provided by Deloitte is robust and independent and that the Deloitte LLP engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence. Deloitte are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK.

During 2014, Deloitte provided the following remuneration services:

–	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive directors in companies of similar size and complexity;

–	guidance and advice in relation to remuneration developments;

–	analysis of TSR workings under the 2006 Performance Share Plan;

2014 AGM – Remuneration Related Votes	Table 48

	% in Favour	% Against	No. of votes withheld	Total No. of votes cast (incl. votes withheld)	% of issued share capital
Directors’ Remuneration Report (“Say on Pay”)	98.1%	1.9%	13,587,697	511,227,387	69.6%
Remuneration Policy Report	95.2%	4.8%	3,648,186	511,208,343	69.6%

–	advice in relation to remuneration matters generally; and

–	attendance at Committee meetings, when required.

Deloitte also provide other consultancy services to the Company in relation to support for Internal Audit, when required and in respect of talent management and human resources, taxation and sustainability.

In respect of work carried out by Deloitte on behalf of the Remuneration Committee in 2014, fees in the amount of €49,000 were incurred.

2014 Annual General Meeting votes on remuneration matters

The voting outcome in respect of the remuneration related votes at the 2014 Annual General Meeting is set out in table 48 above.

Shareholder Engagement

The Chairman and the Remuneration Committee Chairman met with a number of the Group’s major shareholders in advance of the 2014 Annual General

Meeting. No issues of concern in relation to remuneration arose. As the voting was overwhelmingly in favour of the “Say on Pay” resolution, following the meeting the Remuneration Committee determined that there were no concerns with the Group’s remuneration structures that required investigation.

Following the 2014 Annual General Meeting we also met with a major shareholder to discuss the metrics used for CRH’s long-term incentive structures and we received correspondence from another shareholder regarding their perspectives in relation to the disclosure of annual targets (which we believe our disclosures on pages 113 and 114 address).

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.
124 CRH

Directors’ Remuneration Report | continued

Details of remuneration charged against profit in 2014

Directors’ Remuneration[1] (Audited)	Table 49

	2014	2013	2012
	€ 000	€ 000	€ 000

Executive Directors
Basic salary	2,861	3,591	3,512
Performance-related incentive plan
- cash element	3,219	1,833	1,540
- deferred shares element	1,073	54	-
Retirement benefits expense	1,026	1,660	1,645
Benefits	114	126	128
	8,293	7,264	6,825
Provision for Chief Executive long-term incentive plan[2]	-	(1,062)	460
Total executive Directors’ remuneration	8,293	6,202	7,285

Average number of executive Directors	3.00	4.00	4.00

Non-executive Directors
Fees	627	578	557
Other remuneration	749	720	656
Benefits	15	23	-
Total non-executive Directors’ remuneration	1,391	1,321	1,213

Average number of non-executive Directors	9.30	8.50	8.20

Payments to former Directors[3]	23	23	29
Total Directors’ remuneration	9,707	7,546	8,527

1	See analysis of 2014 remuneration by individual in tables 18 and 42 on pages 111 and 122.
2

As set out on page 95 of the 2013 Annual Report on Form 20-F, former Chief Executive Myles Lee had a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary, amounting to a potential €2,312,000. The actual earnings under this plan amounted to €778,127, payment of which was made in 2014. Annual provisions of 40% of basic salary were made in respect of this plan for the years 2009 through 2012 amounting in total to €1,840,000. The difference between the total provided for and the sum paid, which amounts to €1,061,873, is reflected as a reduction in the amount of total Directors’ remuneration for 2013.

3	Consulting and other fees paid to a number of former directors.

CRH 125

Directors’ Remuneration Report | continued

Remuneration Policy Summary

The following summarises the key elements of CRH’s Remuneration Policy (the “Policy”), which was approved by shareholders at the 2014 Annual General Meeting. A copy of the Policy is available on the Group’s website, www.crh.com.

As an Irish incorporated company, CRH is not required to comply with section 439A of the UK Companies Act 2006 which requires UK companies to submit their remuneration policy to a binding shareholder vote. However, maintaining high levels of corporate governance is important to CRH and, therefore, the Company intends to operate within the Policy unless it is not practical to do so in exceptional circumstances. However, as an Irish incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director. In the event there were to be such an inconsistency the Company may be obliged to honour any such right, notwithstanding it may be inconsistent with the Policy.

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

The policy on Directors’ remuneration, which is derived from the overall Group policy, is designed to:

•	help attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH;
•	properly reward and motivate executive Directors to perform in the long-term interest of the shareholders;

•	provide an appropriate blend of fixed and variable remuneration and short and long-term incentives for executive Directors;

•	complement CRH’s strategy of fostering entrepreneurship in its regional companies by rewarding the creation of shareholder value through organic and acquisitive growth;

•	reflect the spread of the Group’s operations so that remuneration packages in each geographical area are appropriate and competitive for that area; and

•	reflect the risk policies of the Group.

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

Executive Director service contracts and policy on payment for loss of office

When determining leaving arrangements for an executive Director, the Committee takes into account any contractual agreements (including any incentive arrangements) and the performance and conduct of the individual.

Service contracts

The Chief Executive has entered into a service contract with the Company. Table 51 on page 127 sets out the key remuneration terms of this contract.

The Finance Director (Maeve Carton) and Chief Executive, Oldcastle, Inc. (Mark Towe) do not currently have service contracts. They do not have a notice period in excess of 12 months or an entitlement to any benefits on termination of employment. The Committee will determine the amount, if any, paid on termination taking into account the circumstances around departure and the prevailing employment law.

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

On behalf of the Board

Dan O’Connor

Remuneration Committee Chairman

126 CRH

Directors’ Remuneration Report | continued

Remuneration Policy for non-executive Directors

Approach to Setting Fees	Basis of Fees	Other Items	Table 50

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

•   Non-executive Director fees policy is to pay:

-   A basic fee for membership of the Board;

-   An additional fee for chairing a Committee;

-   An additional fee for the role of Senior Independent Director (SID) (if the SID is not the Chairman of the Remuneration Committee);

-   An additional fee to reflect committee work (combined fee for all committee roles); and

-   An additional fee based on the location of the Director to reflect time spent travelling to Board meetings.

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

Chief Executive Service Contract	Table 51

Notice period	• 12 months’ notice by the Company or the executive.

Expiry date	• Indefinite duration. • Terms of contract will automatically terminate on the executive’s 62nd birthday.

Termination payments

•   On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of 12 months’ notice based on base salary, benefits and pension contribution due during that period.

•   Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due.

•   If, in the event of a change of control, there is a diminution in the role and responsibilities of the Chief Executive he may terminate the contract; on such termination a payment equal to one year’s remuneration (being salary, pension, other benefits and vested incentive awards) will be made to the executive.

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

CRH 127

Directors’ Remuneration Report | continued

Policy table	Further details regarding the operation of the Policy can be found on pages 111 to 125 of the Annual Statement on Remuneration.

Fixed

Element	Base salary	Pension

Purpose and link to strategy	• Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets.

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

•   The defined benefit pension is provided through an Irish Revenue approved retirement benefit scheme up until the pension cap established in the Finance Act 2006 (see details on page 111). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60th), with this tranche being revalued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date, a career-average revalued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Irish based executive Directors receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances.

•   The US-based executive Director participates in a defined contribution retirement plan in respect of basic salary; and in addition he participates in an unfunded defined contribution SERP also in respect of basic salary, to which contributions are made at an agreed rate (20%), offset by contributions made to the other retirement plan.

Performance measures	n/a	n/a

128 CRH

Directors’ Remuneration Report | continued

Table 52

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

•   The Chief Executive, Oldcastle Inc. also receives benefits in relation to club membership and short term disability insurance.

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

CRH 129

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

•   The ‘malus’ provision enables the Company to mitigate risk.

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

•   The deferred element of the bonus will be structured as a conditional share award or nil cost option and will normally vest after three years from grant (or a different period determined by the Committee). Deferred share awards may be settled in cash.

•   Dividend equivalents may be paid on deferred share awards in respect of dividends paid during the vesting period. These payments may be made in cash or shares and may assume the reinvestment of dividends on a cumulative basis.

•   For deferred awards granted from 2014, malus provisions apply. Cash bonus payments may be subject to clawback of the net amount paid for a period of three years from payment.

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

130 CRH

Directors’ Remuneration Report | continued

Table 52

2014 Performance Share Plan (PSP)

•   The role of the PSP is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals.

•   Awards (in the form of conditional share awards or nil cost options) normally vest based on performance over a period of not less than three years. Awards may also be settled in cash.

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

•   For 2014 awards onwards, malus provisions (as set out in the rules of the PSP) will apply to awards.

•   The normal maximum award is 250% of salary per annum. In exceptional circumstances, the Committee may grant awards of up to 350% of base salary.

•   For 2014 the intended award levels are:

–   Chief Executive – 250% of base salary

–   Other executive Directors – 200% of base salary

•   Awards to be granted in 2014 will vest based on a relative TSR return compared to key peers and cumulative cash flow performance.

•   For threshold levels of performance 25% of the award vests with straight-line vesting to maximum.

•   When determining vesting under the PSP the Committee reviews whether the TSR performance has been impacted by unusual events and whether it, therefore, reflects the underlying performance of the business. In addition, the Committee will consider financial performance (including EPS) in the period to ensure that TSR performance is consistent with the objectives of the performance criteria and was not distorted by extraneous factors.

•   The Committee may amend the performance conditions if an event occurs that causes it to consider that an amended performance condition would be more appropriate and would not be materially less difficult to satisfy.

CRH 131

Consolidated Financial Statements

The following Consolidated Financial Statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

Page

Report of Independent Registered Public Accounting Firm	133

Consolidated Income Statement	135

Consolidated Statement of Comprehensive Income	135

Consolidated Balance Sheet	136

Consolidated Statement of Changes in Equity	137

Consolidated Statement of Cash Flows	138

Accounting Policies	139

Notes on Consolidated Financial Statements	146

132 CRH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited the accompanying Consolidated Balance Sheets of CRH plc as of 31 December 2014 and 2013, and the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2014. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of CRH plc at 31 December 2014 and 2013, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH plc’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) and our report dated 11 March 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

11 March 2015

CRH 133

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited CRH plc’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (the “COSO criteria”). CRH plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations completed during the year ended 31 December 2014, which are included in the 2014 Consolidated Financial Statements of CRH plc and constituted 0.7% and 1.2% of total and net assets, respectively, as of 31 December 2014 and 0.6% and 0.8% of revenues and Group profit, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH plc also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2014.

In our opinion, CRH plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 Consolidated Financial Statements of CRH plc and our report dated 11 March 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG

Dublin, Ireland

11 March 2015

134 CRH

Consolidated Income Statement

for the financial year ended 31 December 2014

		2014 €m	2013 €m	2012 €m
Notes

1	Revenue	18,912	18,031	18,084
2	Cost of sales	(13,427)	(13,153)	(13,018)
	Gross profit	5,485	4,878	5,066
2	Operating costs	(4,568)	(4,778)	(4,261)
1,3,5,6	Group operating profit	917	100	805
1,4	Profit on disposals	77	26	230
	Profit before finance costs	994	126	1,035
8	Finance costs	(254)	(262)	(271)
8	Finance income	8	13	15
8	Other financial expense	(42)	(48)	(49)
9	Share of equity accounted investments’ profit/(loss)	55	(44)	(84)
1	Profit/(loss) before tax	761	(215)	646
10	Income tax expense	(177)	(80)	(106)
	Group profit/(loss) for the financial year	584	(295)	540

	Profit/(loss) attributable to:
	Equity holders of the Company	582	(296)	538
	Non-controlling interests	2	1	2
	Group profit/(loss) for the financial year	584	(295)	540

12	Basic earnings/(loss) per Ordinary Share	78.9c	(40.6c )	74.6c

12	Diluted earnings/(loss) per Ordinary Share	78.8c	(40.6c )	74.5c

	All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income for the financial year ended 31 December 2014
		2014 €m	2013 €m	2012 €m
Notes

	Group profit/(loss) for the financial year	584	(295)	540

	Other comprehensive income
	Items that may be reclassified to profit or loss in subsequent years:
	Currency translation effects	599	(373)	(51)
24	Losses relating to cash flow hedges	(6)	(2)	1
		593	(375)	(50)
	Items that will not be reclassified to profit or loss in subsequent years:
27	Remeasurement of retirement benefit obligations	(414)	162	(146)
10	Tax on items recognised directly within other comprehensive income	69	(43)	23
		(345)	119	(123)

	Total other comprehensive income for the financial year	248	(256)	(173)

	Total comprehensive income for the financial year	832	(551)	367

	Attributable to:
	Equity holders of the Company	830	(552)	366
	Non-controlling interests	2	1	1
	Total comprehensive income for the financial year	832	(551)	367

CRH 135

Consolidated Balance Sheet

as at 31 December 2014

		2014 €m	2013 €m
Notes

	ASSETS
	Non-current assets
13	Property, plant and equipment	7,422	7,539
14	Intangible assets	4,173	3,911
15	Investments accounted for using the equity method	1,329	1,340
15	Other financial assets	23	23
17	Other receivables	85	93
24	Derivative financial instruments	87	63
26	Deferred income tax assets	171	107
	Total non-current assets	13,290	13,076

	Current assets
16	Inventories	2,260	2,254
17	Trade and other receivables	2,644	2,516
	Current income tax recoverable	15	26
24	Derivative financial instruments	15	17
22	Cash and cash equivalents	3,262	2,540
4	Assets held for sale	531	-
	Total current assets	8,727	7,353

	Total assets	22,017	20,429

	EQUITY
	Capital and reserves attributable to the Company’s equity holders
28	Equity share capital	253	251
28	Preference share capital	1	1
28	Share premium account	4,324	4,219
28	Treasury Shares and own shares	(76)	(118)
	Other reserves	213	197
	Foreign currency translation reserve	57	(542)
	Retained income	5,405	5,654
		10,177	9,662
	Non-controlling interests	21	24
	Total equity	10,198	9,686

	LIABILITIES
	Non-current liabilities
23	Interest-bearing loans and borrowings	5,419	4,579
24	Derivative financial instruments	3	34
26	Deferred income tax liabilities	1,305	1,166
18	Other payables	257	289
27	Retirement benefit obligations	711	410
25	Provisions for liabilities	257	231
	Total non-current liabilities	7,952	6,709

	Current liabilities
18	Trade and other payables	2,894	2,754
	Current income tax liabilities	154	151
23	Interest-bearing loans and borrowings	447	961
24	Derivative financial instruments	20	19
25	Provisions for liabilities	139	149
4	Liabilities associated with assets classified as held for sale	213	-
	Total current liabilities	3,867	4,034

	Total liabilities	11,819	10,743

	Total equity and liabilities	22,017	20,429

136 CRH

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2014

		Attributable to the equity holders of the Company
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non- controlling interests €m	Total equity €m
Notes

	At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686
	Group profit for the financial year	-	-	-	-	-	582	2	584
	Other comprehensive income	-	-	-	-	599	(351)	-	248
	Total comprehensive income	-	-	-	-	599	231	2	832

28	Issue of share capital (net of expenses)	2	105	-	-	-	-	-	107
7	Share-based payment expense
	- share option schemes	-	-	-	1	-	-	-	1
	- Performance Share Plans/Restricted Share Plan	-	-	-	15	-	-	-	15
28	Treasury/own shares reissued	-	-	42	-	-	(42)	-	-
	Share option exercises	-	-	-	-	-	22	-	22
11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(460)	(4)	(464)
	Acquisition of non-controlling interests	-	-	-	-	-	-	(1)	(1)
	At 31 December 2014	254	4,324	(76)	213	57	5,405	21	10,198

	for the financial year ended 31 December 2013

	At 1 January 2013	250	4,133	(146)	182	(169)	6,303	36	10,589
	Group loss for the financial year	-	-	-	-	-	(296)	1	(295)
	Other comprehensive income	-	-	-	-	(373)	117	-	(256)
	Total comprehensive income	-	-	-	-	(373)	(179)	1	(551)

28	Issue of share capital (net of expenses)	2	86	-	-	-	-	-	88
7	Share-based payment expense
	- share option schemes	-	-	-	1	-	-	-	1
	- Performance Share Plans/Restricted Share Plan	-	-	-	14	-	-	-	14
28	Treasury/own shares reissued	-	-	34	-	-	(34)	-	-
28	Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)
	Share option exercises	-	-	-	-	-	19	-	19
11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(455)	(1)	(456)
30	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
	Acquisition of non-controlling interests	-	-	-	-	-	-	(13)	(13)
	At 31 December 2013	252	4,219	(118)	197	(542)	5,654	24	9,686

	for the financial year ended 31 December 2012

	At 1 January 2012	248	4,047	(183)	168	(119)	6,358	41	10,560
	Group profit for the financial year	-	-	-	-	-	538	2	540
	Other comprehensive income	-	-	-	-	(50)	(122)	(1)	(173)
	Total comprehensive income	-	-	-	-	(50)	416	1	367

28	Issue of share capital (net of expenses)	2	86	-	-	-	-	-	88
7	Share-based payment expense
	- Performance Share Plans (PSP)	-	-	-	14	-	-	-	14
	Treasury/own shares reissued	-	-	37	-	-	(37)	-	-
	Share option exercises	-	-	-	-	-	16	-	16
11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(450)	(4)	(454)
	Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
	At 31 December 2012	250	4,133	(146)	182	(169)	6,303	36	10,589

CRH 137

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2014

		2014 €m	2013 €m	2012 €m
Notes

	Cash flows from operating activities
	Profit/(loss) before tax	761	(215)	646
8	Finance costs (net)	288	297	305
9	Share of equity accounted investments’ result	(55)	44	84
4	Profit on disposals	(77)	(26)	(230)
	Group operating profit	917	100	805
2	Depreciation charge	631	671	686
2	Amortisation of intangible assets	44	54	44
2	Impairment charge	49	650	28
7	Share-based payment expense	16	15	14
	Other (primarily pension payments)	(66)	(96)	(152)
19	Net movement on working capital and provisions	35	77	(58)
	Cash generated from operations	1,626	1,471	1,367
	Interest paid (including finance leases)	(262)	(269)	(258)
	Corporation tax paid	(127)	(110)	(124)
	Net cash inflow from operating activities	1,237	1,092	985

	Cash flows from investing activities
4	Proceeds from disposals (net of cash disposed)	345	122	782
	Interest received	8	13	16
	Dividends received from equity accounted investments	30	33	35
13	Purchase of property, plant and equipment	(435)	(497)	(544)
30	Acquisition of subsidiaries (net of cash acquired)	(151)	(336)	(418)
15	Other investments and advances	(3)	(78)	(56)
19	Deferred and contingent acquisition consideration paid	(26)	(105)	(30)
	Net cash outflow from investing activities	(232)	(848)	(215)

	Cash flows from financing activities
	Proceeds from exercise of share options	22	19	16
	Acquisition of non-controlling interests	(1)	(13)	(2)
	Increase in interest-bearing loans, borrowings and finance leases	901	1,491	487
	Net cash flow arising from derivative financial instruments	(11)	64	13
28	Treasury/own shares purchased	-	(6)	-
	Repayment of interest-bearing loans, borrowings and finance leases	(934)	(586)	(394)
11	Dividends paid to equity holders of the Company	(353)	(367)	(362)
11	Dividends paid to non-controlling interests	(4)	(1)	(4)
	Net cash (outflow)/inflow from financing activities	(380)	601	(246)

	Increase in cash and cash equivalents	625	845	524

	Reconciliation of opening to closing cash and cash equivalents
	Cash and cash equivalents at 1 January	2,540	1,747	1,246
	Translation adjustment	130	(52)	(23)
	Increase in cash and cash equivalents	625	845	524
22	Cash and cash equivalents at 31 December	3,295	2,540	1,747

138 CRH

Accounting Policies

(including key accounting estimates and assumptions)

Basis of Preparation

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

Certain prior year disclosures have been amended to conform to current year presentation. €161 million and €143 million has been reclassified from cost of sales to operating expenses in 2013 and 2012 respectively to align with current year presentation.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

(i)	The following standards and amendments have been adopted during the financial year

•	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 Financial Instruments: Presentation)

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36 Impairment of Assets)

•	Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39 Financial Instruments: Recognition and Measurement)

•	IFRIC 21 Levies

The application of the above standards and interpretations did not result in material changes to the results or financial position of the Group.

(ii) IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard is applicable from 1 January 2017 and is subject to EU endorsement. IFRS 15 provides a new five step model to be applied to revenue arising from contracts with customers. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue and may impact the timing and amount of revenue recognised from contracts with customers. The Group is currently assessing the impact of IFRS 15.

IFRS 9 Financial Instruments reflects the final phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement and applies to the classification and measurement of financial assets and liabilities as defined in IAS 39, impairment, and the application of hedge accounting. IFRS 9 is effective from 1 January 2018 and is awaiting EU endorsement. The Group is currently assessing the impact of IFRS 9.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2014 financial year-end that would have a material impact on the results or financial position of the Group.

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

Management consider that their use of estimates, assumptions and judgements in the application of the Group’s accounting policies are interrelated and therefore discuss them together below. The critical accounting policies which involve significant estimates, assumptions or judgements, the actual outcome of which could have a material impact on the Group’s results and financial position outlined below, are as follows:

Impairment of long-lived assets and goodwill – Notes 13 and 14

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

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill is provided in note 14 to the Consolidated Financial Statements.

CRH 139

Accounting Policies | continued

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

Retirement benefit obligations – Note 27

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

The net surplus or deficit arising on the Group’s defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities in the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Remeasurements, comprising of actuarial gains and losses and the return on plan assets (excluding net interest), are recognised immediately in the Consolidated Balance Sheet with a corresponding debit or credit to retained earnings through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

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

Assumptions

The assumptions underlying the actuarial valuations from which the amounts recognised in the Consolidated Financial Statements are determined (including discount rates, rates of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for future compensation levels, future labour market conditions and (iii) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are contained in note 27 to the Consolidated Financial Statements.

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

Provisions for liabilities – Note 25

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as an interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Rationalisation and redundancy provisions

Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures and are necessary for restructuring; these provisions exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures and relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

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

Legal contingencies

The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on

140 CRH

the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/ claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Taxation – current and deferred – Notes 10 and 26

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

Property, plant and equipment – Note 13

The Group’s accounting policy for property, plant and equipment is considered critical because the carrying value of €7,422 million at 31 December 2014 represents a significant portion (34%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of proven and probable mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% per annum (“p.a.”).

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

CRH 141

Accounting Policies | continued

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

Investments in associates and joint ventures – Notes 9 and 15

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

The Group’s investments in its associates and joint ventures are accounted for using the equity method from the date significant influence/joint control is deemed to arise until the date on which significant influence/joint control ceases to exist or when the interest becomes classified as an asset held for sale.

The Consolidated Income Statement reflects the Group’s share of profit after tax of the related associates and joint ventures. Investments in associates and joint ventures are carried in the Consolidated Balance Sheet at cost, adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. Loans advanced to equity accounted investments that have the characteristics of equity financing are also included in the investment held on the Consolidated Balance Sheet. If necessary, impairment losses on the carrying amount of an investment are reported within the Group’s share of equity accounted investments’ results in the Consolidated Income Statement. If the Group’s share of losses exceeds the carrying amount of an associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate or joint venture.

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

Construction contracts

The Group engages primarily in the performance of fixed price contracts, as opposed to cost plus contracts. Contract costs are recognised as incurred.

When the outcome of a contract can be estimated reliably the Group recognises revenue in accordance with the percentage-of-completion method. The completion percentage is generally measured based on the proportion of contract costs incurred at the balance sheet date relative to the total estimated costs of the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable.

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

Assets and liabilities held for sale – Note 4

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. The Group ceases to use the equity method of accounting from the date on which an interest in a joint venture or associate becomes held for sale. Non-current assets classified as held for sale and liabilities directly associated with those assets are presented separately as current items in the Consolidated Balance Sheet.

Share-based payments – Note 7

The Group operates a number of equity-settled share-based payment plans. Its policy in relation to the granting of share options and awards under these plans, together with the nature of the underlying market and non-market performance and other vesting conditions, are addressed in the Directors’ Remuneration Report on page 112. The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Share options

Fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The share options granted by the Company are at market value at date of grant and are not subject to market-based vesting conditions within the meaning of IFRS 2 Share-based Payment.

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

142 CRH

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

Awards under the Performance Share Plans

All awards granted under the 2006 Performance Share Plan and 75% of the awards granted under the 2014 Performance Share Plan are subject to a total shareholder return-based (and hence market-based) vesting condition. Accordingly, the fair value assigned to the related equity instruments at the grant date is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The remaining 25% of awards granted under the 2014 Performance Share Plan are subject to a cumulative cash flow target (non-market based) vesting condition. The fair value of the awards is calculated as the market price of the shares at the date of grant. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any adjustment necessary is recognised in the Consolidated Income Statement.

Awards under the Restricted Share Plan

The fair value of shares granted under the Restricted Share Plan is calculated as the market price of the shares at the date of grant reduced by the present value of dividends expected to be paid over the vesting period.

Information on the models used by the Group to estimate the fair value of awards granted is included in note 7.

Business combinations – Note 30

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

To the extent that settlement of all or any part of consideration for a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Any contingent consideration is recognised at fair value at the acquisition date and included in the cost of the acquisition. The fair value of contingent consideration at acquisition date is arrived at through discounting the expected payment (based on scenario modelling) to present value. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

The assets and liabilities arising on business combination activity are measured at their acquisition-date fair values. Contingent liabilities assumed in business combination activity are recognised as of the acquisition date, where such contingent liabilities are present obligations arising from past events and their fair value can be measured reliably. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the consideration, identifiable assets or liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

Goodwill – Note 14

Goodwill arising on a business combination is initially measured at cost, being the excess of the cost of an acquisition over the net identifiable assets and liabilities assumed at the date of acquisition and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. If the cost of the acquisition is lower than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance recognised immediately in the Consolidated Income Statement.

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

Intangible assets (other than goodwill) arising on business combinations – Note 14

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition).

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

Intangible assets are amortised on a straight-line basis. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Leases – Notes 3 and 29

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

CRH 143

Accounting Policies | continued

Other financial assets – Note 15

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

Inventories and construction contracts – Note 16

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

Trade and other receivables – Note 17

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off to the Consolidated Income Statement on identification.

Cash and cash equivalents – Note 22

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

Derivative financial instruments and hedging practices – Note 24

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts). Derivative financial instruments are recognised initially at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The carrying value of derivatives is fair value based on discounted future cash flows and adjusted for counterparty risk. Future floating rate cash flows are estimated based on future interest rates (from observable yield curves at the end of the reporting period). Fixed and floating rate cash flows are discounted at future interest rates and translated at period-end foreign exchange rates.

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

144 CRH

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

Fair value hierarchy – Note 24

For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

Share capital and dividends – Notes 11 and 28

Treasury Shares and own shares

Ordinary Shares acquired by the Parent Company or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plans and the Restricted Share Plan are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company’s Ordinary Shares.

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

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results and net assets of non-euro subsidiaries, joint ventures and associates are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation and are translated accordingly.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2014	2013	2012	2014	2013	2012

US Dollar	1.3290	1.3281	1.2848	1.2141	1.3791	1.3194
Pound Sterling	0.8062	0.8493	0.8109	0.7789	0.8337	0.8161
Polish Zloty	4.1839	4.1975	4.1847	4.2732	4.1543	4.0740
Ukrainian Hryvnia	15.8908	10.8339	10.3933	19.1814	11.3583	10.6259
Swiss Franc	1.2147	1.2311	1.2053	1.2024	1.2276	1.2072
Canadian Dollar	1.4664	1.3684	1.2842	1.4063	1.4671	1.3137
Argentine Peso	10.7785	7.2892	5.8492	10.2645	8.9910	6.4890
Turkish Lira	2.9068	2.5335	2.3135	2.8320	2.9605	2.3551
Indian Rupee	81.0576	77.9300	68.5973	76.7190	85.3660	72.5600
Chinese Renminbi	8.1883	8.1646	8.1052	7.5358	8.3491	8.2207

CRH 145

Notes on Consolidated Financial Statements

1. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. In conjunction with the ongoing portfolio review, the Group reorganised its European business in 2014. Following this, the Group is now organised into six segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. Comparative segment information has been restated. No operating segments have been aggregated to form these segments.

Europe Heavyside businesses are predominantly engaged in the manufacturing and supply of cement, aggregates, readymixed and precast concrete, concrete landscaping and asphalt products.

Europe Lightside businesses are predominately engaged in the production and supply of construction accessories, shutters & awnings, fencing and composite access chambers.

Europe Distribution businesses are predominantly engaged in supplying Do-It-Yourself (DIY), General Merchants and Sanitary, Heating and Plumbing (SHAP) businesses catering to the general public and small and medium-sized builders, selling a range of bricks, cement, sanitary, heating, plumbing and other building products.

Americas Materials businesses are predominantly engaged in the production and sale of aggregates, asphalt and readymixed concrete products and provide asphalt paving services.

Americas Products businesses are predominantly engaged in the production and sale of concrete masonry and hardscapes, clay brick, packaged lawn and garden products, packaged cement mixes, fencing, utility, drainage and structural precast products, glass and aluminium glazing systems and construction accessories.

Americas Distribution businesses are predominantly engaged in supplying Exterior Products such as roofing and siding and Interior Products such as gypsum wallboard, metal studs and acoustical ceiling systems.

The principal factors employed in the identification of the six segments reflected in this note include the Group’s organisational structure in 2014, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 Operating Segments), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

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

146 CRH

1. Segment Information | continued

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31 December
				Group operating profit
				before depreciation and			Depreciation,
				amortisation (EBITDA			amortisation and			Group operating profit
	Revenue			(as defined)*)			impairment (i)			(EBIT)
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe Heavyside	3,929	3,786	3,972	380	326	426	229	721	239	151	(395)	187
Europe Lightside	913	856	888	94	71	78	23	43	29	71	28	49
Europe Distribution	3,999	3,936	3,956	190	186	217	78	80	72	112	106	145
Europe	8,841	8,578	8,816	664	583	721	330	844	340	334	(261)	381

Americas Materials	5,070	4,721	4,886	609	557	555	254	331	276	355	226	279
Americas Products	3,225	3,068	2,806	263	246	204	118	178	118	145	68	86
Americas Distribution	1,776	1,664	1,576	105	89	83	22	22	24	83	67	59
Americas	10,071	9,453	9,268	977	892	842	394	531	418	583	361	424
Total Group	18,912	18,031	18,084	1,641	1,475	1,563	724	1,375	758	917	100	805

Profit on disposals (ii)										77	26	230
Finance costs less income										(246)	(249)	(256)
Other financial expense										(42)	(48)	(49)
Share of equity accounted investments’ profit/(loss) (iii)										55	(44)	(84)
Profit/(loss) before tax										761	(215)	646

(i) See notes 13 and 14 for details of the impairment charge.

										(iii) Share of equity
							(ii) Profit/(loss) on			accounted investments’
							disposals (note 4)			profit/(loss) (note 9)
Europe Heavyside							38	6	158	35	(60)	(99)
Europe Lightside							1	6	44	-	-	-
Europe Distribution							6	(2)	3	13	9	14
Europe							45	10	205	48	(51)	(85)

Americas Materials							11	19	24	7	7	1
Americas Products							20	(3)	1	-	-	-
Americas Distribution							1	-	-	-	-	-
Americas							32	16	25	7	7	1
Total Group							77	26	230	55	(44)	(84)

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 147

1. Segment Information | continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	Continuing operations - as at 31 December
	Total assets		Total liabilities
	2014	2013	2014	2013
	€m	€m	€m	€m
Europe Heavyside	3,864	4,605	1,468	1,428
Europe Lightside	761	768	215	180
Europe Distribution	2,221	2,217	644	542
Europe	6,846	7,590	2,327	2,150

Americas Materials	6,245	5,510	969	772
Americas Products	2,542	2,360	679	656
Americas Distribution	951	853	283	255
Americas	9,738	8,723	1,931	1,683
Total Group	16,584	16,313	4,258	3,833

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,329	1,340
Other financial assets	23	23
Derivative financial instruments (current and non-current)	102	80
Income tax assets (current and deferred)	186	133
Cash and cash equivalents	3,262	2,540
Assets held for sale	531	-
Total assets as reported in the Consolidated Balance Sheet	22,017	20,429

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)			5,866	5,540
Derivative financial instruments (current and non-current)			23	53
Income tax liabilities (current and deferred)			1,459	1,317
Liabilities associated with assets classified as held for sale			213	-
Total liabilities as reported in the Consolidated Balance Sheet			11,819	10,743

C. Operating segments disclosures - other items

Additions to non-current assets

	Continuing operations - year ended 31 December
	Property, plant and			Financial assets			Total Group
	equipment (note 13)			(note 15)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe Heavyside	113	132	165	-	70	44	113	202	209
Europe Lightside	14	13	20	-	-	2	14	13	22
Europe Distribution	36	49	70	-	1	1	36	50	71
Europe	163	194	255	-	71	47	163	265	302

Americas Materials	173	199	212	3	7	9	176	206	221
Americas Products	81	83	69	-	-	-	81	83	69
Americas Distribution	18	21	8	-	-	-	18	21	8
Americas	272	303	289	3	7	9	275	310	298
Total Group	435	497	544	3	78	56	438	575	600

148 CRH

1. Segment Information | continued

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,351 million (2013: €3,268 million, 2012: €3,456 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 31. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

Section 2: Information about geographical areas and customers

CRH has a presence in 34 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; individual foreign countries which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December			As at 31 December
	Revenue by destination			Non-current assets
	2014	2013	2012	2014	2013
	€m	€m	€m	€m	€m
Country of domicile - Republic of Ireland	306	278	267	477	475
United States of America	9,650	8,991	8,880	6,948	6,241
Benelux (mainly the Netherlands)	2,350	2,324	2,327	1,231	1,280
Other	6,606	6,438	6,610	4,268	4,794
Total Group	18,912	18,031	18,084	12,924	12,790

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

2. Cost Analysis

	2014	2013	2012
	€m	€m	€m

Cost of sales analysis

Raw materials and goods for resale	7,527	7,240	7,282
Employment costs (note 5)	1,985	1,974	1,946
Energy conversion costs	655	644	670
Repairs and maintenance	452	421	411
Depreciation, amortisation and impairment (i)	532	792	559
Change in inventory (note 19)	34	37	(93)
Other production expenses (primarily sub-contractor costs and equipment rental)	2,242	2,045	2,243
Total	13,427	13,153	13,018

Operating costs analysis

Selling and distribution costs	3,143	3,054	3,035
Administrative expenses	1,425	1,724	1,226
Total	4,568	4,778	4,261

(i) Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m

Depreciation and depletion (note 13)	485	521	538	146	150	148	631	671	686
Impairment of property, plant and equipment (note 13)	47	271	21	2	4	4	49	275	25
Impairment of intangible assets (note 14)	-	-	-	-	375	3	-	375	3
Amortisation of intangible assets (note 14)	-	-	-	44	54	44	44	54	44
Total	532	792	559	192	583	199	724	1,375	758

CRH 149

2. Cost Analysis | continued

Segmental analysis of 2013 impairment charges

				Portfolio
				review
				included in
	Annual		Included in	share of equity
	impairment	Portfolio	operating	accounted
	process	review	profit	entities	Total
	€m	€m	€m	€m	€m

Europe Heavyside	58	444	502	101	603
Europe Lightside	-	13	13	-	13
Europe Distribution	4	-	4	4	8
Europe	62	457	519	105	624

Americas Materials	-	60	60	-	60
Americas Products	10	61	71	-	71
Americas Distribution	-	-	-	-	-
Americas	10	121	131	-	131
Total Group	72	578	650	105	755

Narrative disclosures regarding the 2013 impairments are included in section (b) of note 14.

3. Operating Profit Disclosures

	2014	2013	2012
	€m	€m	€m
Operating lease rentals

- hire of plant and machinery	149	108	99
- land and buildings	216	220	187
- other operating leases	48	47	69
Total	413	375	355
Auditor’s remuneration

Fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

Audit fees (i)	14	14	14
Audit-related fees (ii)	1	2	2
Tax fees	1	1	1
All other fees	-	-	-
Total	16	17	17

(i)

Audit of the Group accounts includes Sarbanes-Oxley attestation and parent and subsidiary statutory audit fees, but excludes €2 million (2013: €1 million; 2012: €1 million) paid to auditors other than EY.

(ii)	Other assurance services includes attestation and due diligence services that are closely related to the performance of the audit.

150 CRH

4. Business and Non-current Asset Disposals

(a) Profit on disposal				Disposal of other
	Business disposals			non-current assets			Total
	2014 (i)	2013	2012 (ii)	2014	2013	2012	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets (notes 13,14,15)	117	43	432	83	66	90	200	109	522
- cash and cash equivalents	-	-	3	-	-	-	-	-	3
- working capital and provisions (note 19)	11	6	21	-	-	-	11	6	21
- asset held for sale (iii) (note 15)	-	139	-	-	-		-	139	-
- interest-bearing loans and borrowings	-	(17)	(2)	-	-	-	-	(17)	(2)
- deferred tax (note 26)	-	-	1	-	-	-	-	-	1
- retirement benefit obligations (note 27)	-	-	(4)	-	-	-	-	-	(4)
Net assets disposed	128	171	451	83	66	90	211	237	541
Reclassification of currency translation effects on disposal	57	3	14	-	-	-	57	3	14
Total	185	174	465	83	66	90	268	240	555
Proceeds from disposals (net of disposal costs)	224	26	652	121	96	133	345	122	785
Asset exchange (iii) (note 30)	-	144	-	-	-	-	-	144	-
Profit/(loss) on disposals	39	(4)	187	38	30	43	77	26	230
Net cash inflow arising on disposal
Cash proceeds	224	26	652	121	96	133	345	122	785
Less: cash and cash equivalents disposed	-	-	(3)	-	-	-	-	-	(3)
Total	224	26	649	121	96	133	345	122	782

(i)	This relates principally to the disposal of our 50% equity stake in our Turkish joint venture, Denizli Çimento (which was part of the Europe Heavyside segment).
(ii)	This relates principally to the disposal of our 49% investment in our Portugese joint venture, Secil (which was part of the Europe Heavyside segment).
(iii)

On 25 February 2013, the Group transferred its 26% stake in Corporacion Uniland to Cementos Portland Valderrivas in exchange for a 99% stake in Cementos Lemona, an integrated cement, readymixed concrete and aggregates business.

(b) Assets held for sale

In November 2013, a Group-wide portfolio review was initiated which identified a number of business units which did not meet our future returns objectives and which were in line for divestment. This review was completed during 2014; a multi-year divestment programme commenced during the year, with proceeds of €0.35 billion realised on business and non-current asset disposals in 2014.

On 15 December 2014, the Group announced that it had reached agreement to dispose of its clay and concrete businesses in the United Kingdom (Europe Heavyside) and its clay business in the United States (Americas Products) for an Enterprise Value (EV) of Stg £414 million. As part of the transaction, the purchaser will assume certain debt and pension liabilities and accordingly, the net cash consideration payable to CRH is expected to be approximately Stg £295 million. The transaction closed in the first quarter of 2015. The assets associated with this transaction, together with a number of smaller business units, met the “held for sale” criteria set out in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as at 31 December 2014 and the relevant assets and liabilities have accordingly been reclassified as assets or liabilities held for sale as appropriate as set out in the table below.

The businesses either divested in 2014 or held for sale at year-end 2014 are not considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5.

31 December
2014
€m
Assets
Property, plant and equipment (note 13)	262
Intangible assets (note 14)	17
Financial assets (note 15)	34
Deferred income tax assets (note 26)	4
Inventories (note 19)	102
Trade and other receivables (note 19)	79
Cash and cash equivalents (note 22)	33
Assets held for sale	531

Liabilities
Trade and other payables (note 19)	98
Current income tax liabilities	4
Provisions for liabilities (note 19)	7
Deferred income tax liabilities (note 26)	23
Retirement benefit obligations (note 27)	81
Liabilities associated with assets classified as held for sale	213

Net assets held for sale	318

Total losses recognised in other comprehensive income and accumulated in equity relating to assets held for sale amounted to €164 million at 31 December 2014.

CRH 151

5. Employment

The average number of employees is as follows:

	Year ended 31 December
	2014	2013	2012

Europe Heavyside	19,096	19,996	19,879
Europe Lightside	5,003	4,849	4,664
Europe Distribution	11,607	11,263	11,086
Europe	35,706	36,108	35,629

Americas Materials	18,457	18,216	18,106
Americas Products	17,707	17,276	15,546
Americas Distribution	3,836	3,709	3,532
Americas	40,000	39,201	37,184
Total Group	75,706	75,309	72,813

Employment costs charged in the Consolidated Income Statement are analysed as follows:

	2014	2013	2012
	€m	€m	€m

Wages and salaries	2,987	2,915	2,876
Social welfare costs	368	360	359
Other employment-related costs	448	464	432
Share-based payment expense (note 7)	16	15	14
Total retirement benefits expense (note 27)	215	201	181
Total	4,034	3,955	3,862

Total charge analysed between:
Cost of sales	1,985	1,974	1,946
Operating costs	2,035	1,959	1,891
Finance costs (net) - applicable to retirement benefit obligations (note 8)	14	22	25
Total	4,034	3,955	3,862

6. Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 2) and interests are presented in the Directors’ Remuneration Report on pages 108 to 131 of this Annual Report.

7. Share-based Payment Expense

	2014	2013	2012
	€m	€m	€m

Share option expense (i)	1	1	-
Performance Share Plans and Restricted Share Plan expense (ii)	15	14	14
Total	16	15	14

(i)	Relates to options granted under the 2000 share option scheme, the 2010 share option scheme and the savings-related share option schemes.

(ii)	Relates to awards granted under the 2006 and 2014 Performance Share Plans and the 2013 Restricted Share Plan.

The share-based payment expense is reflected in operating costs in the Consolidated Income Statement.

In May 2014, shareholders approved the adoption of a new Performance Share Plan (the “2014 Performance Share Plan”), which replaced the 2006 Performance Share Plan (approved by shareholders in May 2006), the 2010 Share Option Scheme (approved by shareholders in May 2010) and the 2013 Restricted Share Plan (together, the “Existing Plans”). Following the introduction of the 2014 Performance Share Plan, no further awards will be made under the Existing Plans. Consequently, the last awards under the Existing Plans were made in 2013. The general terms and conditions applicable to the various plans are set out in the Directors’ Remuneration Report on pages 112 to 116.

The Group also operates savings-related share option schemes. Due to the immateriality of the savings-related schemes’ expense and the level of savings-related share options outstanding, detailed financial disclosures have not been provided in relation to these schemes.

152 CRH

7. Share-based Payment Expense | continued

Share option schemes

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average	Number of	Weighted average	Number of	Weighted average	Number of
	exercise price	options	exercise price	options	exercise price	options
		2014		2013		2012

Outstanding at beginning of year	€18.75	21,798,887	€18.84	23,295,955	€19.13	23,591,756
Granted	-	-	€16.19	3,853,400	€15.19	3,889,100
Exercised (a)	€16.58	(919,205)	€13.21	(1,245,029)	€11.98	(1,010,780)
Lapsed	€16.77	(5,398,491)	€18.53	(4,105,439)	€18.68	(3,174,121)

Outstanding at end of year (b)	€19.58	15,481,191	€18.75	21,798,887	€18.84	23,295,955
Exercisable at end of year	€18.79	1,248,698	€17.94	2,114,772	€16.24	3,364,448

(a)	The weighted average share price at the date of exercise of these options was €20.47 (2013: €17.28; 2012: €14.95).

(b)

The level of vesting of options outstanding at the end of the year will be determined by reference to certain performance targets (outlined on page 116 of this Annual Report). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

	2014	2013	2012

Weighted average remaining contractual life for the share options outstanding at 31 December (years)	4.89	5.54	5.69

Euro-denominated options outstanding at the end of the year (number)	15,389,922	21,683,559	23,182,257
Range of exercise prices (€)	15.19-29.86	15.07-29.86	11.86-29.86

Sterling-denominated options outstanding at the end of the year (number)	91,269	115,328	113,698
Range of exercise prices (Stg£)	12.80-20.23	10.04-20.23	8.17-20.23

The CRH share price at 31 December 2014 was €19.90 (2013: €18.30; 2012: €15.30). The following analysis shows the number of outstanding share options with exercise prices lower/higher than the year-end share price:

Number of options with exercise prices lower than year-end price:
Exercisable	1,248,698	506,581	1,677,365
Not exercisable	8,789,200	13,788,399	5,382,296
	10,037,898	14,294,980	7,059,661

Number of options with exercise prices higher than year-end price:
Exercisable	-	1,608,191	1,687,083
Not exercisable	5,443,293	5,895,716	14,549,211
	5,443,293	7,503,907	16,236,294

Total options outstanding	15,481,191	21,798,887	23,295,955

The Group measures the fair value of options granted using the trinomial model (a lattice option-pricing model in accordance with IFRS 2 Share-based Payment). Due to the immateriality of the share option expense in the current and prior years, detailed fair value disclosures have not been included.

2014 Performance Share Plan

The general terms and conditions of the 2014 Performance Share Plan were set out in a circular issued to shareholders prior to the Annual General Meeting held in 2014, a copy of which is available on www.crh.com. The structure of the 2014 Performance Share Plan is set out in the Directors’ Remuneration Report on page 112. An expense of €5 million was recognised in 2014.

Details of awards granted under the 2014 Performance Share Plan

		Period to	Number of Shares
	Share price	earliest
	at date	release	Initial	Net
	of award	date	award	outstanding

Granted in 2014	€20.49	3 years	2,283,960	2,270,340

75% of vesting is subject to Total Shareholder Return (TSR) performance against sector peers, while the remaining 25% of vesting is subject to a cumulative cash flow target. A small number of awards are subject only to a three year service period (i.e. no performance conditions).

CRH 153

7. Share-based Payment Expense | continued

The fair value assigned to the portion of awards which are subject to TSR performance was €10.88. The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

2014

Risk-free interest rate (%)	0.13
Expected volatility (%)	21.9

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

The fair value of (i) the portion of awards subject to cash flow performance and (ii) the awards with no performance conditions (which are subject to a three year service period) was €20.49. The fair value was calculated using the closing CRH share price at the date the award was granted. Awards vest only if all performance and service conditions are met. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any necessary adjustment to the share-based payment expense is recognised in the Consolidated Income Statement.

2006 Performance Share Plan

The expense of €8 million (2013: €13 million; 2012: €14 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

Details of awards granted under the 2006 Performance Share Plan

		Period to	Number of Shares
	Share price	earliest
	at date	release	Initial	Net	Fair
	of award	date	award	outstanding	value

Granted in 2011	€16.52	3 years	1,684,250	-	€9.72

Granted in 2012	€15.63	3 years	2,079,000	1,849,000	€7.77

Granted in 2013	€16.69	3 years	1,195,500	1,040,500	€8.54

In February 2014, 742,604 of the shares awarded under the Performance Share Plan in 2011 vested and accordingly were released to the participants of the scheme. The remaining awards granted in 2011 lapsed.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group TSR, volatilities and correlations, together with the following assumptions:

	2013	2012

Risk-free interest rate (%)	0.10	0.33
Expected volatility (%)	31.3	35.4

2013 Restricted Share Plan

Due to the immateriality of the Restricted Share Plan expense and the level of awards outstanding in this plan at 31 December 2014 and 31 December 2013, detailed financial disclosures have not been provided in relation to this share-based payment arrangement.

154 CRH

8. Finance Costs and Finance Income

	2014	2013	2012
	€m	€m	€m

Finance costs
Interest payable on borrowings	308	323	327
Net income on interest rate and currency swaps	(42)	(55)	(47)
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	(15)	68	22
- currency swaps and forward contracts	-	1	3
- fixed rate debt (i)	8	(79)	(34)
Net (gain)/loss on interest rate swaps not designated as hedges	(5)	4	-
Net finance cost on gross debt including related derivatives	254	262	271

Finance income
Interest receivable on loans to joint ventures and associates	(3)	(3)	(2)
Interest receivable on cash and cash equivalents and other	(5)	(10)	(13)
Finance income	(8)	(13)	(15)

Finance costs less income	246	249	256

Other financial expense
Unwinding of discount element of provisions for liabilities (note 25)	16	15	15
Unwinding of discount applicable to deferred and contingent acquisition consideration (note 18)	12	11	9
Pension-related finance cost (net) (note 27)	14	22	25
Total	42	48	49

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

9. Share of Equity Accounted Investments’ Profit/(Loss)

The Group’s share of joint ventures’ and associates’ result after tax is equity accounted and is presented as a single-line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2014 €m	2013 €m	2012 €m	2014 €m	2013 €m	2012 €m	2014 €m	2013 €m	2012 €m

Group share of:
Revenue	488	469	575	953	961	978	1,441	1,430	1,553

EBITDA (as defined)*	62	60	77	106	109	118	168	169	195
Depreciation and amortisation	(27)	(27)	(37)	(45)	(39)	(50)	(72)	(66)	(87)
Impairment (i)	-	(54)	-	-	(51)	(146)	-	(105)	(146)
Operating profit/(loss)	35	(21)	40	61	19	(78)	96	(2)	(38)
Finance costs (net)	(6)	(2)	(2)	(21)	(22)	(26)	(27)	(24)	(28)
Profit/(loss) before tax	29	(23)	38	40	(3)	(104)	69	(26)	(66)
Income tax expense	(3)	(5)	(10)	(11)	(13)	(8)	(14)	(18)	(18)
Profit/(loss) after tax	26	(28)	28	29	(16)	(112)	55	(44)	(84)

An analysis of the result after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 15.

(i) See section (b) of note 14 for details of the 2013 impairment charge.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

CRH 155

10. Income Tax Expense

Recognised within the Consolidated Income Statement	2014 €m	2013 €m	2012 €m

(a) Current tax
Republic of Ireland	-	(1)	(4)
Overseas	141	77	103
Total current tax expense	141	76	99

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	7	16	20
Share-based payment expense	-	(1)	1
Derivative financial instruments	6	4	(9)
Other items	23	(15)	(5)
Total deferred tax expense	36	4	7

Income tax expense reported in the Consolidated Income Statement	177	80	106

Recognised within equity

(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	69	(43)	23
Income tax recognised directly within equity	69	(43)	23

Reconciliation of applicable tax rate to effective tax rate

Profit/(loss) before tax (€m)	761	(215)	646
Tax charge expressed as a percentage of profit/(loss) before tax (effective tax rate):
- current tax expense only	18.5%	(35.3% )	15.3%
- total income tax expense (current and deferred)	23.2%	(37.2% )	16.4%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit/(loss) before tax

Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	9.6	17.8	3.1
Other items (primarily comprising items not chargeable to tax/expenses not deductible for tax):
- arising from 2013 impairment	-	(70.2)	-
- other items	1.1	2.7	0.8
Total effective tax rate	23.2	(37.2)	16.4

Other disclosures

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

156 CRH

11. Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2014 €m	2013 €m	2012 €m

Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2013: €3,175; 2012: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2013: €77,521; 2012: €77,521)	-	-	-
Equity
Final - paid 44.00c per Ordinary Share (2013: 44.00c; 2012: 44.00c)	323	320	317
Interim - paid 18.50c per Ordinary Share (2013: 18.50c; 2012: 18.50c)	137	135	133
Total	460	455	450

Dividends proposed (memorandum disclosure)
Equity
Final 2014 - proposed 44.00c per Ordinary Share (2013: 44.00c; 2012: 44.00c)	359	323	320

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	460	455	450
Less: issue of scrip shares in lieu of cash dividends (note 28)	(107)	(88)	(88)
Dividends paid to equity holders of the Company	353	367	362
Dividends paid by subsidiaries to non-controlling interests	4	1	4
Total dividends paid	357	368	366

12. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2014 €m	2013 €m	2012 €m

Numerator computations
Group profit/(loss) for the financial year	584	(295)	540
Profit attributable to non-controlling interests	(2)	(1)	(2)
Profit/(loss) attributable to equity holders of the Company	582	(296)	538
Preference dividends	-	-	-
Profit/(loss) attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	582	(296)	538

Denominator computations
Denominator for basic earnings per Ordinary Share
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	737.6	729.2	721.9
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	0.7	-	0.3
Denominator for diluted earnings per Ordinary Share	738.3	729.2	722.2

Basic earnings/(loss) per Ordinary Share	78.9c	(40.6c )	74.6c

Diluted earnings/(loss) per Ordinary Share	78.8c	(40.6c )	74.5c

(i)

The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 28.

(ii)

Contingently issuable Ordinary Shares (totalling 19,062,236 at 31 December 2014, 24,282,615 at 31 December 2013 and 24,856,007 at 31 December 2012) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

Subsequent to year end the Group completed a share placing. Further details are set out in note 33.

CRH 157

13. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m

At 31 December 2014
Cost/deemed cost	6,068	8,940	220	15,228
Accumulated depreciation (and impairment charges)	(1,892)	(5,914)	-	(7,806)
Net carrying amount	4,176	3,026	220	7,422

At 1 January 2014, net carrying amount	4,096	3,214	229	7,539
Translation adjustment	329	64	1	394
Reclassifications	66	34	(100)	-
Additions at cost	45	264	126	435
Arising on acquisition (note 30)	20	71	-	91
Disposals at net carrying amount	(68)	(27)	-	(95)
Reclassified as held for sale	(173)	(88)	(1)	(262)
Depreciation charge for year	(132)	(499)	-	(631)
Impairment charge for year (ii)	(7)	(7)	(35)	(49)
At 31 December 2014, net carrying amount	4,176	3,026	220	7,422

The equivalent disclosure for the prior year is as follows:

At 31 December 2013
Cost/deemed cost	5,912	8,847	229	14,988
Accumulated depreciation (and impairment charges)	(1,816)	(5,633)	-	(7,449)
Net carrying amount	4,096	3,214	229	7,539

At 1 January 2013, net carrying amount	4,313	3,371	287	7,971
Translation adjustment	(129)	(114)	(8)	(251)
Reclassifications	7	144	(151)	-
Additions at cost	46	350	101	497
Arising on acquisition (note 30)	132	210	-	342
Disposals at net carrying amount	(30)	(44)	-	(74)
Depreciation charge for year	(132)	(539)	-	(671)
Impairment charge for year (iii)	(111)	(164)	-	(275)
At 31 December 2013, net carrying amount	4,096	3,214	229	7,539

At 1 January 2013
Cost/deemed cost	5,838	8,694	287	14,819
Accumulated depreciation (and impairment charges)	(1,525)	(5,323)	-	(6,848)
Net carrying amount	4,313	3,371	287	7,971

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,997 million at the balance sheet date (2013: €1,824 million).

(ii)

The impairment charge of €49 million in 2014, of which €47 million has been charged against cost of sales (see note 2), relates to the write down of property, plant and equipment in Europe Heavyside (€35 million) and Americas Products (€14 million).

(iii)

The property, plant and equipment impairment charge of €275 million in 2013, of which €271 million was charged against cost of sales (see note 2), arose primarily from a Group-wide portfolio review initiated in November 2013; further details of this, and of the related impairment of intangible assets in 2013, are set out in section (b) of note 14.

Future purchase commitments for property, plant and equipment

	2014 €m	2013 €m

Contracted for but not provided in the financial statements	211	155

Authorised by the Directors but not contracted for	70	91

158 CRH

14. Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m

At 31 December 2014
Cost/deemed cost	4,362	52	448	37	4,899
Accumulated amortisation (and impairment charges)	(344)	(40)	(322)	(20)	(726)
Net carrying amount	4,018	12	126	17	4,173

At 1 January 2014, net carrying amount	3,734	12	151	14	3,911
Translation adjustment	279	3	6	1	289
Arising on acquisition (note 30)	31	2	10	4	47
Disposals	(10)	(1)	(2)	-	(13)
Reclassified as held for sale	(16)	-	(1)	-	(17)
Amortisation charge for year	-	(4)	(38)	(2)	(44)
At 31 December 2014, net carrying amount	4,018	12	126	17	4,173

The equivalent disclosure for the prior year is as follows:

At 31 December 2013
Cost/deemed cost	4,158	48	420	31	4,657
Accumulated amortisation (and impairment charges)	(424)	(36)	(269)	(17)	(746)
Net carrying amount	3,734	12	151	14	3,911

At 1 January 2013, net carrying amount	4,067	17	177	6	4,267
Translation adjustment	(117)	(1)	(2)	(1)	(121)
Arising on acquisition (note 30)	169	1	20	18	208
Disposals	(12)	-	-	(2)	(14)
Amortisation charge for year	-	(5)	(42)	(7)	(54)
Impairment charge for year	(373)	-	(2)	-	(375)
At 31 December 2013, net carrying amount	3,734	12	151	14	3,911

At 1 January 2013
Cost/deemed cost	4,122	51	413	17	4,603
Accumulated amortisation (and impairment charges)	(55)	(34)	(236)	(11)	(336)
Net carrying amount	4,067	17	177	6	4,267

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(a) Annual goodwill testing

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 20 (2013: 19) cash-generating units have been identified and these are analysed between the six business segments in the Group below. The increase in the number of CGUs in 2014 relates to organisational changes in our Europe segments. As a result, a number of entities have been added to the Benelux CGU in Europe Heavyside, two new CGUs have been added (Germany - Europe Heavyside and Europe Lightside) and the Europe Products CGU has been removed. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

	Cash-generating units		Goodwill (€m)
	2014	2013	2014	2013

Europe Heavyside*	8	7	650	697
Europe Lightside*	1	1	346	313
Europe Distribution	1	1	649	641
Europe	10	9	1,645	1,651

Americas Materials	7	7	1,313	1,151
Americas Products	2	2	703	618
Americas Distribution	1	1	357	314
Americas	10	10	2,373	2,083
Total Group	20	19	4,018	3,734

*

Included in the goodwill numbers of Europe Heavyside and Europe Lightside at 31 December 2014 are amounts of €54 million and €9 million respectively (2013: €53 million and €9 million respectively) relating to businesses identified for divestment as part of the portfolio review, which have been tested separately (see section (b) below).

CRH 159

14. Intangible Assets | continued

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 20 CGUs is determined based on a value-in-use computation, using Level 3 inputs in accordance with the fair value hierarchy. The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.5% to 12.2% (2013: 7.8% to 11.7%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

The 2014 annual goodwill impairment testing process has resulted in no intangible asset impairments. The 2013 annual impairment testing process resulted in an impairment of €58 million being recorded in respect of our Benelux CGU in Europe Heavyside due to a difficult trading environment in 2013 and a slower recovery than previously anticipated. The assumptions underlying the 2013 value-in-use model projections resulted in a present value (using a real pre-tax discount rate of 9.4%) of €241 million and a related goodwill impairment being recorded of €58 million.

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

Significant goodwill amounts

The goodwill allocated to the Europe Distribution and the Oldcastle Building Products (Americas Products segment) CGUs accounts for between 10% and 20% of the total carrying amount of €4,018 million. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the two CGUs with significant goodwill are as follows:

	Europe Distribution		Oldcastle Building Products
	2014	2013	2014	2013

Goodwill allocated to the cash-generating unit at balance sheet date	€649m	€641m	€699m	€615m

Discount rate applied to the cash flow projections (real pre-tax)	9.4%	9.4%	11.9%	11.7%

Average EBITDA (as defined)* margin over the initial 5-year period	5.9%	6.4%	11.0%	10.6%

Value-in-use (present value of future cash flows)	€2,015m	€2,201m	€2,588m	€2,380m

Excess of value-in-use over carrying amount	€336m	€431m	€509m	€579m

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

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of 2 of the 20 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for the two cash-generating units are in line with those outlined above. The two CGUs had goodwill of €178 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the two CGUs selected for sensitivity analysis disclosures:

2 CGUs
Reduction in EBITDA (as defined)* margin	1.3 to 2.0 percentage points
Reduction in profit before tax	8.6% to 15.9%
Reduction in net cash flow	7.9% to 13.6%
Increase in pre-tax discount rate	0.7 to 1.4 percentage points

The average EBITDA (as defined)* margin for the aggregate of these two CGUs over the initial 5-year period was 9.2%. The value-in-use (being the present value of the future net cash flows) was €619 million and the carrying amount was €542 million, resulting in an excess of value-in-use over carrying amount of €77 million.

While the Ukraine CGU is not considered to require additional sensitivity-related disclosures based on analysis performed, the country’s ongoing political situation remains uncertain. CRH’s activities in Ukraine are mainly located in the west of the country and are therefore not directly affected by the continuing conflict; however, the economic outlook for the country as a whole remains unclear. The net asset value of the Ukrainian CGU amounts to €267 million at year-end 2014.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

160 CRH

14. Intangible Assets | continued

(b) Portfolio review update

In November 2013, a Group-wide portfolio review was initiated to identify and focus on those businesses within our portfolio which offer the most attractive future returns, and to prioritise capital allocation to ensure profitable growth across our network of businesses. This review was completed during the year and a multi-year divestment programme has commenced with proceeds of €0.35 billion realised on business and non-current asset disposals in 2014 (see note 4).

The decision to divest of these business units resulted in the need to assess them for impairment, either individually or combined where they form a new group for disposal purposes. Excluding business units divested during 2014, the remainder were assessed for impairment or reversal of previous impairments and also assessed from the perspective of the held for sale criteria set out in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (see note 4).

A valuation was prepared based on the estimated fair value less costs of disposal (FVLCD) for each business unit. The valuations were then compared to the carrying value of each business and where that valuation fell below the carrying value an impairment charge was taken.

No goodwill impairments or reversal of previous impairments were recorded during the year.

In 2013, the total impairments (including financial asset impairments) arising from the portfolio review amounted to €683 million, of which €261 million related to property, plant and equipment (see note 13) and €317 million related to intangible assets. The largest impairments in 2013 arose in two business units within Europe Heavyside. Both businesses serve the residential new-build sector in mature markets. Financial asset impairments of €105 million were recorded in 2013 relating to two Europe Heavyside equity accounted investments. The additional disclosures required are as follows:

	Business 1	Business 2	Financial Assets
	2013	2013	2013

Amount of impairment loss recognised in 2013	€99m	€75m	€105m

Description of valuation technique	Income-based	Income-based	Income-based

Level of fair value hierarchy	Level 3	Level 3	Level 3

Recoverable amount (FVLCD)	€182m	€34m	€172m

Discount rate applicable to cash flow projections (real pre-tax)	8.9%	9.2%	9.2% - 9.8%

Average EBITDA (as defined)* margin over initial 5-year period	13.5%	13.7%	20.1% - 22.5%

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH 161

15. Financial Assets

	Investments accounted for using the equity method (i.e. joint ventures and associates)
	Share of net assets €m	Loans €m	Total €m	Asset held for sale €m	Other (i) €m

At 1 January 2014	1,211	129	1,340	-	23
Translation adjustment	73	14	87	-	-
Investments and advances	-	3	3	-	-
Disposals and repayments	(82)	(10)	(92)	-	-
Reclassified as held for sale	(34)	-	(34)	-	-
Retained profit	25	-	25	-	-
At 31 December 2014	1,193	136	1,329	-	23

The equivalent disclosure for the prior year is as follows:

At 1 January 2013	1,291	131	1,422	143	34
Translation adjustment	(72)	(5)	(77)	(1)	(1)
Investments and advances	64	10	74	-	4
Disposals and repayments	-	(7)	(7)	(139)	(14)
Arising on acquisition (note 30)	2	-	2	-	-
Retained loss	(74)	-	(74)	(3)	-
At 31 December 2013	1,211	129	1,340	-	23

(i) Other financial assets primarily comprise trade investments carried at historical cost.

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2014 €m	2013 €m	2014 €m	2013 €m	2014 €m	2013 €m

Non-current assets	548	600	955	862	1,503	1,462
Current assets	121	176	538	557	659	733
Non-current liabilities	(161)	(174)	(209)	(230)	(370)	(404)
Current liabilities	(73)	(106)	(526)	(474)	(599)	(580)
Net assets	435	496	758	715	1,193	1,211

A listing of the principal equity accounted investments is contained in Exhibit 8 to the Annual Report.

The Group holds a 21.13% stake (2013: 21.13%) in Samse S.A., a publicly-listed distributor in France which is accounted for as an associate investment above. The fair value of this investment at the balance sheet date, calculated based on the number of shares held multiplied by the closing share price at 31 December 2014 (Level 1 input in the fair value hierarchy), was €75 million (2013: €58 million).

162 CRH

16. Inventories

	2014 €m	2013 €m

Raw materials	612	606
Work-in-progress (i)	80	86
Finished goods	1,568	1,562
Total inventories at the lower of cost and net realisable value	2,260	2,254

(i)

Work-in-progress includes €8 million (2013: €2 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 2 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €29 million (2013: €19 million; 2012: €12 million).

17. Trade and Other Receivables

	2014 €m	2013 €m
Current
Trade receivables	1,810	1,725
Amounts receivable in respect of construction contracts (i)	476	422
Total trade receivables, gross	2,286	2,147
Provision for impairment	(106)	(118)
Total trade receivables, net	2,180	2,029
Amounts receivable from equity accounted investments	6	4
Prepayments and other receivables	458	483
Total	2,644	2,516

Non-current
Other receivables	85	93

The carrying amounts of current and non-current trade and other receivables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(i)

Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to €119 million and €82 million respectively (2013: €121 million and €63 million respectively).

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2014 €m	2013 €m	2012 €m
At 1 January	118	123	136
Translation adjustment	4	(2)	-
Provided during year	28	36	40
Written-off during year	(36)	(33)	(50)
Recovered during year	(6)	(6)	(3)
Reclassified as held for sale	(2)	-	-
At 31 December	106	118	123

Information in relation to the Group’s credit risk management is provided in note 21 to the financial statements.

Aged analysis

The aged analysis of trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2014 €m	2013 €m
Neither past due nor impaired	1,638	1,554
Past due but not impaired:
- less than 60 days	373	290
- 60 days or greater but less than 120 days	117	126
- 120 days or greater	45	53
Past due and impaired (partial or full provision)	113	124
Total	2,286	2,147

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

CRH 163

18. Trade and Other Payables

	2014 €m	2013 €m

Current
Trade payables	1,506	1,495
Construction contract-related payables (i)	129	103
Deferred and contingent acquisition consideration (ii)	59	24
Accruals and other payables	1,148	1,093
Amounts payable to equity accounted investments	52	39
Total	2,894	2,754

Non-current
Other payables	109	105
Deferred and contingent acquisition consideration (ii)	148	184
Total	257	289

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

(ii)	Deferred and contingent acquisition consideration

The fair value of total contingent consideration is €122 million (2013: €120 million), (Level 3 input in the fair value hierarchy) and deferred consideration is €85 million (2013: €88 million). On an undiscounted basis, the corresponding basis for which the Group may be liable for contingent consideration ranges from €nil million to a maximum of €145 million. The movement in deferred and contingent consideration during the financial year was as follows:

At 1 January	208	297
Translation adjustment	16	(9)
Arising on acquisitions and investments during year (note 30)	3	17
Changes in estimate	(6)	(3)
Paid during year	(26)	(105)
Discount unwinding	12	11
At 31 December	207	208

164 CRH

19. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m

At 1 January 2014	2,254	2,609	(3,043)	(380)	1,440
Translation adjustment	128	165	(173)	(27)	93
Arising on acquisition (note 30)	23	20	(17)	(1)	25
Disposals	(9)	(4)	2	-	(11)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(3)	-	(3)
- paid during year	-	-	26	-	26
Reclassified as held for sale	(102)	(79)	98	7	(76)
Interest accruals and discount unwinding	-	-	(1)	(16)	(17)
(Decrease)/increase in working capital and provisions for liabilities	(34)	18	(40)	21	(35)
At 31 December 2014	2,260	2,729	(3,151)	(396)	1,442

The equivalent disclosure for the prior years is as follows:

At 1 January 2013	2,333	2,603	(3,052)	(366)	1,518
Translation adjustment	(74)	(80)	91	9	(54)
Arising on acquisition (note 30)	41	53	(80)	(14)	-
Disposals	(9)	(4)	7	-	(6)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(17)	-	(17)
- paid during year	-	-	105	-	105
Interest accruals and discount unwinding	-	-	(14)	(15)	(29)
(Decrease)/increase in working capital and provisions for liabilities	(37)	37	(83)	6	(77)
At 31 December 2013	2,254	2,609	(3,043)	(380)	1,440

At 1 January 2012	2,179	2,602	(2,901)	(365)	1,515
Translation adjustment	(15)	(5)	8	2	(10)
Arising on acquisition (note 30)	98	103	(57)	(1)	143
Disposals	(22)	(23)	23	1	(21)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(151)	-	(151)
- paid during year	-	-	30	-	30
Interest accruals and discount unwinding	-	-	(31)	(15)	(46)
Increase/(decrease) in working capital and provisions for liabilities	93	(74)	27	12	58
At 31 December 2012	2,333	2,603	(3,052)	(366)	1,518

CRH 165

20. Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 21 for details of the capital and risk management policies employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2014		As at 31 December 2013
	Fair value (i) €m	Book value €m	Fair value (i) €m	Book value €m

Cash and cash equivalents (note 22)	3,295	3,295	2,540	2,540
Interest-bearing loans and borrowings (note 23)	(6,302)	(5,866)	(5,799)	(5,540)
Derivative financial instruments (net) (note 24)	79	79	27	27
Group net debt	(2,928)	(2,492)	(3,232)	(2,973)

(i) All interest-bearing loans and borrowings are Level 2 fair value measurements.

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2014			As at 31 December 2013
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (i)	(5,657)			(5,362)
Derivative financial instruments - fixed rate	1,227			1,518
Net fixed rate debt including derivatives	(4,430)	4.5%	5.2	(3,844)	5.5%	5.1
Interest-bearing loans and borrowings nominal - floating rate (ii)	(63)			(54)
Adjustment of debt from nominal to book value (i)	(146)			(124)
Derivative financial instruments - currency floating rate	(1,148)			(1,491)
Gross debt including derivative financial instruments	(5,787)	4.1%		(5,513)	4.6%
Cash and cash equivalents - floating rate	3,295			2,540
Group net debt	(2,492)			(2,973)
Cash at bank and in hand reclassified as held for sale (note 22)	(33)			-
Group net debt excluding cash reclassified as held for sale	(2,525)			(2,973)

(i)

Of the Group’s nominal fixed rate debt at 31 December 2014, €1,616 million (2013: €1,882 million) was hedged to floating rate at inception using interest rate swaps. The balance of nominal fixed rate debt of €4,041 million (2013: €3,480 million) pertains to financial liabilities measured at amortised cost in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

(ii)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

Reconciliation of opening to closing net debt

	2014 €m	2013 €m	2012 €m
At 1 January	(2,973)	(2,909)	(3,335)
Debt in acquired companies	(7)	(44)	(42)
Debt in disposed companies	-	17	2
Increase in interest-bearing loans, borrowings and finance leases	(901)	(1,491)	(487)
Net cash flow arising from derivative financial instruments	11	(64)	(13)
Repayment of interest-bearing loans, borrowings and finance leases	934	586	394
Increase in cash and cash equivalents	625	845	524
Mark-to-market adjustment	(3)	10	9
Translation adjustment	(178)	77	39
At 31 December	(2,492)	(2,973)	(2,909)

166 CRH

20. Analysis of Net Debt | continued

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2014 and 2013 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (iii) €m	Total €m

Group net debt* by major currency	(871)	(1,117)	(68)	(250)	(219)	(2,525)

Non-debt assets (including cash reclassified as held for sale) and liabilities analysed as follows:
Non-current assets	3,061	7,003	346	778	2,015	13,203
Current assets	1,611	2,558	489	326	466	5,450
Non-current liabilities	(616)	(1,481)	(92)	(270)	(71)	(2,530)
Current liabilities	(1,117)	(1,436)	(368)	(191)	(288)	(3,400)
Non-controlling interests	(5)	(4)	-	(12)	-	(21)
Capital and reserves attributable to the Company’s equity holders	2,063	5,523	307	381	1,903	10,177

The equivalent disclosure for the prior year is as follows:

Group net debt by major currency	(1,304)	(1,476)	(57)	11	(147)	(2,973)

Non-debt assets and liabilities analysed as follows:
Non-current assets	3,378	6,293	433	796	2,113	13,013
Current assets	1,568	2,138	234	330	526	4,796
Non-current liabilities	(522)	(1,221)	(107)	(169)	(77)	(2,096)
Current liabilities	(1,126)	(1,221)	(208)	(198)	(301)	(3,054)
Non-controlling interests	(8)	(3)	-	(12)	(1)	(24)
Capital and reserves attributable to the Company’s equity holders	1,986	4,510	295	758	2,113	9,662

(iii)

The principal currencies included in this category are the Chinese Renminbi, the Polish Zloty, the Indian Rupee, the Ukrainian Hryvnia, the Canadian Dollar, the Israeli Shekel, the Turkish Lira and the Argentine Peso.

* Excluding €33 million cash reclassified as held for sale which is analysed by major currency in current assets above.

CRH 167

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policies or processes for managing capital during 2014.

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

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2014 €m	2013 €m

Capital and reserves attributable to the Company’s equity holders	10,177	9,662
Net debt	2,492	2,973
Capital and net debt	12,669	12,635

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

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Head of Group Financial Operations reports to the General Manager of Finance and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board of Directors.

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

The majority of these swaps are designated under IAS 39 Financial Instruments: Recognition and Measurement to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 24. The following table demonstrates the impact on profit/(loss) before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For profit/(loss) before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%

Impact on profit/(loss) before tax	2014	+/- €21m	+/- €10m
	2013	+/- €10m	+/- €5m
	2012	+/- €5m	+/- €3m

Impact on total equity	2014	-/+ €5m	-/+ €2m
	2013	-/+ €8m	-/+ €4m
	2012	+/- €1m	+/- €0.5m

168 CRH

21. Capital and Financial Risk Management | continued

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

Given the Group’s presence in 34 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 20. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit/(loss) before tax and equity to selected movements in the relevant US$/€ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in the United States. The impact on profit/(loss) before tax is based on changing the US$/€ exchange rate used in calculating profit/(loss) before tax for the period. The impact on total equity and financial instruments is calculated by changing the US$/€ exchange rate used in measuring the closing balance sheet.

Percentage change in relevant US$/€ exchange rate		+/- 5%	+/- 2.5%

Impact on profit/(loss) before tax	2014	-/+ €26m	-/+ €13m
	2013	-/+ €14m	-/+ €7m
	2012	-/+ €14m	-/+ €7m

Impact on total equity*	2014	-/+ €263m	-/+ €135m
	2013	-/+ €215m	-/+ €110m
	2012	-/+ €210m	-/+ €108m

* Includes the impact on financial instruments which is as follows:	2014	+/- €53m	+/- €27m
	2013	+/- €70m	+/- €36m
	2012	+/- €87m	+/- €45m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as cash equivalents (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - generally counterparties have ratings of A2/A or higher from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to 4.6% of gross trade receivables (2013: 5.5%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 17 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 72% of the total trade receivables balance at the balance sheet date (2013: 72%); amounts receivable from related parties (notes 17 and 31) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

CRH 169

21. Capital and Financial Risk Management | continued

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m

At 31 December 2014
Financial liabilities - cash outflows
Trade and other payables	2,894	178	25	16	11	56	3,180
Finance leases	2	2	2	1	2	4	13
Other interest-bearing loans and borrowings	452	1,371	1	536	500	2,882	5,742
Interest payments on other interest-bearing loans and borrowings	253	207	157	137	90	305	1,149
Cross-currency swaps - gross cash outflows	1,729	-	-	-	-	-	1,729
Gross projected cash outflows	5,330	1,758	185	690	603	3,247	11,813

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(34)	(28)	(19)	(14)	(6)	(18)	(119)
Cross-currency swaps - gross cash inflows	(1,738)	-	-	-	-	-	(1,738)
Gross projected cash inflows	(1,772)	(28)	(19)	(14)	(6)	(18)	(1,857)

The equivalent disclosure for the prior year is as follows:

At 31 December 2013
Financial liabilities - cash outflows
Trade and other payables	2,754	140	20	22	22	128	3,086
Finance leases	3	2	1	6	1	2	15
Other interest-bearing loans and borrowings	955	353	1,203	-	472	2,445	5,428
Interest payments on finance leases	1	1	-	-	-	-	2
Interest payments on other interest-bearing loans and borrowings	263	214	178	134	116	318	1,223
Cross-currency swaps - gross cash outflows	2,196	327	-	-	-	-	2,523
Gross projected cash outflows	6,172	1,037	1,402	162	611	2,893	12,277

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows	(40)	(30)	(20)	(12)	(13)	(22)	(137)
Cross-currency swaps - gross cash inflows	(2,183)	(308)	-	-	-	-	(2,491)
Gross projected cash inflows	(2,223)	(338)	(20)	(12)	(13)	(22)	(2,628)

Commodity price risk

The fair value of derivatives used to hedge future energy costs was €19 million unfavourable as at the balance sheet date (2013: €4 million unfavourable).

22. Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 21.

Cash and cash equivalents are included in the Consolidated Balance Sheet at fair value and are analysed as follows:

	2014	2013
	€m	€m

Cash at bank and in hand	689	582
Investments (short-term deposits)	2,573	1,958
Total	3,262	2,540

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash and cash equivalents at fair value include the following for the purposes of the Consolidated Statement of Cash Flows:

Cash at bank and in hand	689	582
Investments (short-term deposits)	2,573	1,958
Cash at bank and in hand reclassified as held for sale	33	-
Total	3,295	2,540

170 CRH

23. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding

	2014 €m	2013 €m
Bank overdrafts	70	40
Bank loans	16	28
Finance leases	13	15
Bonds and private placements	5,750	5,439
Other	17	18
Interest-bearing loans and borrowings*	5,866	5,540

*	Including loans of €1 million (2013: €1 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2014		As at 31 December 2013
	Loans and borrowings €m	Undrawn committed facilities** €m	Loans and borrowings €m	Undrawn committed facilities** €m

Within one year	447	22	961	-
Between one and two years	1,395	-	349	40
Between two and three years	-	-	1,240	1,625
Between three and four years	562	-	4	85
Between four and five years	505	2,641	506	200
After five years	2,957	-	2,480	-
Total	5,866	2,663	5,540	1,950

**

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2014.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5.8 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2013: €5.5 billion), €288 million in respect of letters of credit (2013: €270 million) and €5 million in respect of other obligations (2013: €nil million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2014 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts) Regulations, 1993 respectively.

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

The financial covenants are:

(1)

Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2014 the ratio was 7.0 times (2013: 6.3 times; 2012: 6.5 times);

(2)

Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.0 billion (2013: €5.1 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2014 net worth (as defined in the relevant agreement) was €11.5 billion (2013: €10.9 billion).

CRH 171

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m

At 31 December 2014

Derivative assets
Within one year - current assets	-	2	13	-	15

Between one and two years	22	-	-	-	22
Between three and four years	26	-	-	-	26
Between four and five years	-	-	-	9	9
After five years	30	-	-	-	30
Non-current assets	78	-	-	9	87

Total derivative assets	78	2	13	9	102

Derivative liabilities
Within one year - current liabilities	-	(7)	(4)	(9)	(20)

Between one and two years	-	(1)	-	-	(1)
Between two and three years	-	(1)	-	-	(1)
Between three and four years	-	(1)	-	-	(1)
Non-current liabilities	-	(3)	-	-	(3)

Total derivative liabilities	-	(10)	(4)	(9)	(23)

Net asset arising on derivative financial instruments	78	(8)	9	-	79

The equivalent disclosure for the prior year is as follows:

At 31 December 2013

Derivative assets
Within one year - current assets	9	-	8	-	17

Between two and three years	30	-	-	-	30
Between four and five years	28	-	-	-	28
After five years	-	-	-	5	5
Non-current assets	58	-	-	5	63

Total derivative assets	67	-	8	5	80

Derivative liabilities
Within one year - current liabilities	-	(2)	(17)	-	(19)

Between one and two years	-	(21)	-	-	(21)
Between two and three years	-	(1)	-	-	(1)
Between three and four years	-	(1)	-	-	(1)
After five years	(11)	-	-	-	(11)
Non-current liabilities	(11)	(23)	-	-	(34)

Total derivative liabilities	(11)	(25)	(17)	-	(53)

Net asset arising on derivative financial instruments	56	(25)	(9)	5	27

172 CRH

24. Derivative Financial Instruments | continued

At 31 December 2014 and 2013, the Group had no master netting or similar arrangements, collateral posting requirements, and enforceable right of set-off agreements with any of its derivative counterparts.

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

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2014 €m	2013 €m	2012 €m

Cash flow hedges - ineffectiveness	-	-	(3)
Fair value of hedge instruments	15	(68)	(16)
Fair value of the hedged items	(16)	71	21

Components of other comprehensive income - cash flow hedges

Losses arising during the year:
- commodity forward contracts	(6)	(2)	-

Reclassification adjustments for losses included in:
- the Consolidated Income Statement	-	-	1
Total	(6)	(2)	1

Fair value hierarchy		2014	2013
		Level 2 €m	Level 2 €m

Assets measured at fair value
Fair value hedges - cross currency and interest rate swaps		78	67
Net investment hedges - cross currency swaps		13	8
Not designated as hedges (held-for-trading) - interest rate swaps		9	5
Cash flow hedges - cross currency, interest rate swaps and commodity forwards		2	-
Total		102	80

Liabilities measured at fair value
Fair value hedges - cross currency and interest rate swaps		-	(11)
Cash flow hedges - cross currency, interest rate swaps and commodity forwards		(10)	(25)
Net investment hedges - cross currency swaps		(4)	(17)
Not designated as hedges (held-for-trading) - interest rate swaps		(9)	-
Total		(23)	(53)

At 31 December 2014 and 2013 there were no derivatives valued using Level 1 or Level 3 fair value techniques. Valuation methods for Levels 1, 2 and 3 are described in the “fair value hierarchy” section of the accounting policies on page 145.

CRH 173

25. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition (note 30) €m	Provided during year €m	Utilised during year €m	Reclassified as held for sale €m	Reversed unused €m	Discount unwinding €m	At 31 December €m

31 December 2014
Insurance (i)	181	20	-	52	(50)	-	(3)	8	208
Environment and remediation (ii)	87	5	-	12	(4)	(4)	(4)	4	96
Rationalisation and redundancy (iii)	43	1	-	30	(48)	-	(3)	1	24
Other (iv)	69	1	1	14	(8)	(3)	(9)	3	68
Total	380	27	1	108	(110)	(7)	(19)	16	396

Analysed as:
Non-current liabilities	231								257
Current liabilities	149								139
Total	380								396

The equivalent disclosure for the prior year is as follows:

31 December 2013
Insurance (i)	191	(7)	-	42	(50)	-	(4)	9	181
Environment and remediation (ii)	82	(1)	5	6	(4)	-	(4)	3	87
Rationalisation and redundancy (iii)	26	-	5	55	(38)	-	(6)	1	43
Other (iv)	67	(1)	4	14	(11)	-	(6)	2	69
Total	366	(9)	14	117	(103)	-	(20)	15	380

Analysed as:
Non-current liabilities	256								231
Current liabilities	110								149
Total	366								380

(i)

This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of six years (2013: six years).

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

(iii)

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2014, €30 million (2013: €55 million; 2012: €48 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2013: one to two years).

(iv)

This includes provisions relating to guarantees and warranties of €13 million (2013: €14 million) throughout the Group at 31 December 2014. The Group expects that these provisions will be utilised within two years of the balance sheet date (2013: two years).

Discount rate sensitivity analysis

All non-current provisions are discounted at a rate of 5% (2013: 5%; 2012: 5%), consistent with the average effective interest rate for the Group’s borrowings. There is €nil million impact (2013: €nil million; 2012: €1 million) on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant.

174 CRH

26. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2014 €m	2013 €m

Reported in balance sheet after offset
Deferred tax liabilities	1,305	1,166
Deferred tax assets	(171)	(107)
Net deferred income tax liability	1,134	1,059

Deferred income tax assets (deductible temporary differences)
Deficits on Group retirement benefit obligations (note 27)	140	74
Revaluation of derivative financial instruments to fair value	14	15
Tax loss carryforwards	97	98
Share-based payment expense	2	2
Provisions for liabilities and working capital-related items	187	144
Other deductible temporary differences	37	38
Total	477	371

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €937 million (2013: €712 million). The vast majority will expire post 2019 (2013: 2018).

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	1,575	1,400
Revaluation of derivative financial instruments to fair value	18	13
Rolled-over capital gains	18	17
Total	1,611	1,430

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability
At 1 January	1,059	1,041
Translation adjustment	125	(37)
Net expense for the year (note 10)	36	4
Arising on acquisition (note 30)	2	8
Reclassified as held for sale	(19)	-
Movement in deferred tax asset on Group retirement benefit obligations	(69)	43
At 31 December	1,134	1,059

CRH 175

27. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group, including any schemes reclassified as held for sale.

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

Financial assumptions - scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31 December 2014 , 31 December 2013 and 31 December 2012 are as follows:

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	%	%	%	%	%	%	%	%	%	%	%	%

Rate of increase in:
- salaries	3.75	4.00	4.00	4.00	4.30	4.00	2.25	2.25	2.25	3.50	3.50	3.50
- pensions in payment	1.75	2.00	2.00	3.00-3.20	3.30-3.50	3.00-3.40	-	0.25	0.25	-	-	-
Inflation	1.75	2.00	2.00	3.00	3.30	3.00	1.25	1.25	1.25	2.00	2.00	2.00
Discount rate	2.00	3.70	3.80	3.50	4.60	4.50	1.15	2.35	1.85	3.80	4.70	3.75
Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.70	7.40	6.25

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 Employee Benefits are in accordance with the underlying funding valuations and represent actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group’s schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

				Republic of Ireland			Britain and Northern Ireland			Switzerland
				2014	2013	2012	2014	2013	2012	2014	2013	2012

Current retirees
- male				22.8	22.7	22.6	23.2	23.2	23.2	21.3	21.3	19.7
- female				24.9	24.9	24.4	25.8	25.7	25.8	23.8	23.8	22.0

Future retirees
- male				25.8	25.7	25.7	25.6	25.5	24.8	23.5	23.5	19.7
- female				26.8	26.7	26.7	28.2	28.2	27.4	25.9	25.9	22.0

The above data allow for future improvements in life expectancy.

176 CRH

27. Retirement Benefit Obligations | continued

Impact on Consolidated Income Statement

The total retirement benefit expense in the Consolidated Income Statement is as follows:

	2014	2013	2012
	€m	€m	€m

Total defined contribution expense	152	149	142
Total defined benefit expense	63	52	39
Total expense in Consolidated Income Statement	215	201	181

At 31 December 2014, €44 million (2013: €34 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

	Eurozone			Britain and Northern Ireland			Switzerland			United States			Total Group
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Charged in arriving at Group profit before finance costs:
Current service cost	11	11	7	14	13	14	24	27	25	2	-	(2)	51	51	44
Administration expenses	1	1	-	2	1	2	-	1	-	-	-	-	3	3	2
Past service costs	(5)	(6)	(33)	-	(3)	-	-	(15)	1	-	-	-	(5)	(24)	(32)
	7	6	(26)	16	11	16	24	13	26	2	-	(2)	49	30	14

Included in finance income and finance costs respectively:
Interest income on scheme assets	(29)	(27)	(29)	(31)	(26)	(26)	(16)	(12)	(16)	(9)	(6)	(7)	(85)	(71)	(78)
Interest cost on scheme liabilities	37	39	44	34	30	31	17	14	17	11	10	11	99	93	103
Net interest expense	8	12	15	3	4	5	1	2	1	2	4	4	14	22	25
Net charge to Consolidated Income Statement	15	18	(11)	19	15	21	25	15	27	4	4	2	63	52	39

Past service costs also include curtailment and settlement gains. During 2014, there were no significant curtailment or settlement gains (2013: curtailment gain of €15 million). The prior year curtailment gain arose due to the implementation of changes to the terms of a number of the Group’s defined benefit pension schemes in Switzerland.

No reimbursement rights have been recognised as assets in accordance with IAS 19.

Reconciliation of scheme assets (bid value)

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

At 1 January	790	710	662	597	683	661	179	174	2,314	2,142
Movement in year
Administration expenses	(1)	(1)	(2)	(1)	-	(1)	-	-	(3)	(3)
Interest income on scheme assets	29	27	31	26	16	12	9	6	85	71
Remeasurement adjustments
- return on scheme assets excluding interest income	87	30	54	44	34	25	4	9	179	108
Employer contributions paid	72	70	19	28	17	17	7	9	115	124
Contributions paid by plan participants	3	3	-	-	10	10	-	-	13	13
Benefit and settlement payments	(45)	(49)	(25)	(21)	(30)	(31)	(14)	(11)	(114)	(112)
Reclassified as held for sale	-	-	(633)	-	-	-	-	-	(633)	-
Translation adjustment	-	-	49	(11)	15	(10)	26	(8)	90	(29)
At 31 December	935	790	155	662	745	683	211	179	2,046	2,314

CRH 177

27. Retirement Benefit Obligations | continued

Reconciliation of actuarial value of liabilities

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

At 1 January	(1,045)	(1,054)	(723)	(705)	(727)	(765)	(229)	(271)	(2,724)	(2,795)
Movement in year
Current service cost	(11)	(11)	(14)	(13)	(24)	(27)	(2)	-	(51)	(51)
Past service costs	5	6	-	3	-	15	-	-	5	24
Interest cost on scheme liabilities	(37)	(39)	(34)	(30)	(17)	(14)	(11)	(10)	(99)	(93)
Remeasurement adjustments
- experience variations	20	23	1	2	7	17	-	-	28	42
- actuarial (loss)/gain from changes in financial assumptions	(306)	(16)	(129)	(13)	(142)	64	(27)	30	(604)	65
- actuarial loss from changes in demographic assumptions	-	-	-	(2)	-	(51)	(17)	-	(17)	(53)
Contributions paid by plan participants	(3)	(3)	-	-	(10)	(10)	-	-	(13)	(13)
Benefit and settlement payments	45	49	25	21	30	31	14	11	114	112
Reclassified as held for sale	-	-	714	-	-	-	-	-	714	-
Translation adjustment	-	-	(56)	14	(17)	13	(37)	11	(110)	38
At 31 December	(1,332)	(1,045)	(216)	(723)	(900)	(727)	(309)	(229)	(2,757)	(2,724)

Recoverable deficit in schemes	(397)	(255)	(61)	(61)	(155)	(44)	(98)	(50)	(711)	(410)
Related deferred income tax asset	59	39	12	6	30	9	39	20	140	74
Net pension liability	(338)	(216)	(49)	(55)	(125)	(35)	(59)	(30)	(571)	(336)

During the year, there were no settlement payments (2013: €11 million) made in respect of the Group’s schemes.

Split of scheme liabilities - funded and unfunded

Funded defined benefit pension schemes	(1,274)	(999)	(930)	(723)	(894)	(722)	(297)	(219)	(3,395)	(2,663)
Unfunded defined benefit pension schemes	(52)	(40)	-	-	-	-	(8)	(7)	(60)	(47)
Total - defined benefit pension schemes	(1,326)	(1,039)	(930)	(723)	(894)	(722)	(305)	(226)	(3,455)	(2,710)
Post-retirement healthcare obligations (unfunded)	-	-	-	-	-	-	(4)	(3)	(4)	(3)
Long-term service commitments (unfunded)	(6)	(6)	-	-	(6)	(5)	-	-	(12)	(11)
Actuarial value of liabilities (present value)	(1,332)	(1,045)	(930)	(723)	(900)	(727)	(309)	(229)	(3,471)	(2,724)
Reclassified as held for sale	-	-	714	-	-	-	-	-	714	-
Actuarial value of liabilities (present value) excluding schemes reclassified as held for sale	(1,332)	(1,045)	(216)	(723)	(900)	(727)	(309)	(229)	(2,757)	(2,724)

Sensitivity analysis

The impact of a movement (as indicated below) in the principal actuarial assumptions would be as follows:

		Eurozone 2014 €m	Britain and Northern Ireland 2014 €m	Switzerland 2014 €m	United States 2014 €m	Total Group 2014 €m

Scheme liabilities at 31 December 2014		(1,332)	(930)	(900)	(309)	(3,471)

Revised liabilities
Discount rate	Decrease by 0.25%	(1,398)	(979)	(941)	(320)	(3,638)
Inflation rate	Increase by 0.25%	(1,394)	(965)	(900)	(309)	(3,568)
Life expectancy	Increase by 1 year	(1,376)	(963)	(921)	(319)	(3,579)

The above sensitivity analysis is derived through changing the individual assumption while holding all other assumptions constant.

178 CRH

27. Retirement Benefit Obligations | continued

Split of scheme assets

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Investments quoted in active markets
Equity instruments:
- Developed markets	281	262	329	340	260	229	69	92	939	923
- Emerging markets	10	12	55	53	-	-	-	-	65	65
Debt instruments:
- Non Government debt instruments	279	29	166	139	226	210	59	26	730	404
- Government debt instruments	265	390	165	69	65	58	67	51	562	568
Property	37	29	41	43	31	68	-	-	109	140
Cash and cash equivalents	16	47	2	1	-	2	16	4	34	54
Investment funds	24	12	17	9	-	-	-	6	41	27
Assets held by insurance company	-	-	-	-	-	5	-	-	-	5

Unquoted investments
Equity instruments:
- Developed markets	-	-	-	-	1	-	-	-	1	-
- Emerging markets	-	-	6	-	-	-	-	-	6	-
Debt instruments:
- Non Government debt instruments	-	-	-	-	2	-	-	-	2	-
Property	3	2	-	-	97	68	-	-	100	70
Cash and cash equivalents	17	4	7	2	44	31	-	-	68	37
Investment funds	-	-	-	6	-	-	-	-	-	6
Assets held by insurance company	3	3	-	-	19	12	-	-	22	15
Total assets	935	790	788	662	745	683	211	179	2,679	2,314
Reclassified as held for sale	-	-	(633)	-	-	-	-	-	(633)	-
Total excluding schemes reclassified as held for sale	935	790	155	662	745	683	211	179	2,046	2,314

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in Ireland and Britain (minimum funding requirements), additional annual contributions and lump-sum payments are required to certain of the schemes in place in those jurisdictions. The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The dates of the actuarial valuations range from April 2011 to January 2014.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.

The maturity profile of the Group’s contracted payments (on a discounted basis) to certain schemes in the Eurozone (Ireland) and Britain and Northern Ireland is as follows:

	Eurozone			Britain and Northern Ireland			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m	€m

Within one year	18	18	18	8	7	18	26	25	36
Between one and two years	17	17	17	8	7	7	25	24	24
Between two and three years	17	16	16	7	7	6	24	23	22
Between three and four years	17	16	16	7	6	6	24	22	22
Between four and five years	-	15	15	7	6	6	7	21	21
After five years	-	-	15	48	47	41	48	47	56
	69	82	97	85	80	84	154	162	181

Total contracted payments disclosed above include commitments of €65 million in relation to schemes reclassified as held for sale. Employer contributions payable in the 2015 financial year including minimum funding payments (expressed using year-end exchange rates for 2014) are estimated at €191 million of which €96 million relates to schemes reclassified as held for sale.

Average duration and scheme composition

	Eurozone			Britain and Northern Ireland			Switzerland			United States
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Average duration of defined benefit obligation (years)	16.0	15.9	16.9	17.5	18.1	20.8	16.0	16.0	16.0	12.0	13.3	13.2

Allocation of defined benefit obligation by participant:
Active plan participants	37%	39%	40%	27%	27%	28%	85%	86%	87%	35%	36%	38%
Deferred plan participants	21%	20%	20%	34%	34%	34%	-	-	-	30%	30%	30%
Retirees	42%	41%	40%	39%	39%	38%	15%	14%	13%	35%	34%	32%

CRH 179

28. Share Capital and Reserves

Equity Share Capital	2014		2013
	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)

Authorised
At 1 January 2014 and 31 December 2014 (€m)	320	20	320	20

Number of Shares at 1 January 2014 and 31 December 2014 (‘000s)	1,000,000	1,000,000	1,000,000	1,000,000

Allotted, called-up and fully paid
At 1 January (€m)	237	14	235	14
Issue of scrip shares in lieu of cash dividends (iii)	2	-	2	-
At 31 December (€m)	239	14	237	14

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:

At 1 January	739,231	739,231	733,821	733,821
Issue of scrip shares in lieu of cash dividends (iii)	5,294	5,294	5,410	5,410
At 31 December	744,525	744,525	739,231	739,231

(i)	The Ordinary Shares represent 93.68% of the total issued share capital.

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

Share option schemes

Details of share options granted under the Company’s share option schemes and the terms attaching thereto are provided in note 7 to the financial statements and on page 112 of the Directors’ Remuneration Report.

	Number of Shares
	2014	2013

Options exercised during the year (satisfied by the reissue of Treasury Shares)	1,307,406	1,310,187

Share participation schemes

As at 31 December 2014, 7,509,125 (2013: 7,386,047) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2014, the appropriation of 123,078 shares was satisfied by the reissue of Treasury Shares (2013: 113,415). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 7.

Performance Share Plan

During the year, 742,604 Ordinary Shares were acquired by the Employee Benefit Trust by way of the reissue of Treasury Shares by CRH plc to satisfy the release of shares in respect of the 2011 award under the 2006 Performance Share Plan.

Restricted Share Plan

During 2013, the Employee Benefit Trust purchased 391,250 shares on behalf of CRH plc in respect of awards under the 2013 Restricted Share Plan. There were no such purchases in 2014.

The nominal value of own shares, on which dividends have been waived by the Trustees of the 2013 Restricted Share Plan, amounted to €0.1 million at 31 December 2014 (2013: €0.1 million).

(iii) Issue of scrip shares in lieu of cash dividends:

	Number of Shares			Price per Share
	2014	2013	2012	2014	2013	2012

May 2014 - Final 2013 dividend (2013: Final 2012 dividend; 2012: Final 2011 dividend)	4,081,636	2,011,165	2,653,368	€20.99	€17.01	€15.40
October 2014 - Interim 2014 dividend (2013: Interim 2013 dividend; 2012: Interim 2012 dividend)	1,212,700	3,398,992	3,270,169	€17.81	€15.79	€14.27
Total	5,294,336	5,410,157	5,923,537

180 CRH

28. Share Capital and Reserves | continued

	5% Cumulative		7% ‘A’ Cumulative
	Preference Shares of		Preference Shares of
Preference Share Capital	€1.27 each (iv)		€1.27 each (v)
	Number of		Number of
	Shares ‘000s	€m	Shares ‘000s	€m

Authorised
At 1 January 2014 and 31 December 2014	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2014 and 31 December 2014	50	-	872	1

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

Treasury Shares/own shares	2014 €m	2013 €m

At 1 January	(118)	(146)
Treasury Shares/own shares reissued	42	34
Shares acquired by Employee Benefit Trust (own shares)	-	(6)
At 31 December	(76)	(118)

As at the balance sheet date, the total number of Treasury Shares held was 3,775,455 (2013: 5,951,104); the nominal value of these shares was €1 million (2013: €2 million). During the year ended 31 December 2014, 1,430,484 (2013: 1,423,602) shares were reissued to satisfy exercises and appropriations under the Group’s share option and share participation schemes and 2,561 (2013: nil) shares were reissued to satisfy deferred share awards. In addition, 742,604 (2013: nil) shares were reissued to the CRH plc Employee Benefit Trust in connection with the release of the award under the 2006 Performance Share Plan. These reissued Treasury Shares were previously purchased at an average price of €19.40 (2013: €24.08). No Treasury Shares were purchased during 2014 or 2013.

Reconciliation of shares issued to net proceeds	2014 €m	2013 €m	2012 €m

Shares issued at nominal amount:
- scrip shares issued in lieu of cash dividends	2	2	2
Premium on shares issued	105	86	86
Total value of shares issued	107	88	88
Issue of scrip shares in lieu of cash dividends (note 11)	(107)	(88)	(88)
Net proceeds from issue of shares	-	-	-

Share Premium		2014 €m	2013 €m

At 1 January		4,219	4,133
Premium arising on shares issued		105	86
At 31 December		4,324	4,219

29. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2014 €m	2013 €m	2012 €m

Within one year	310	301	270
After one year but not more than five years	663	596	653
More than five years	417	357	398
	1,390	1,254	1,321

Total operating lease commitments disclosed above include commitments of €54 million in relation to businesses classified as held for sale.

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

CRH 181

30. Business Combinations

The principal acquisitions completed during the year ended 31 December 2014 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside: Denmark: selected assets of a precast concrete business (11 August); Ireland: selected assets of Cemex Ireland (31 August).

Europe Distribution: Belgium: Heumatop (24 March), Costermans (2 July) and Van Den Broeck (17 July); France: assets of two Toute Faire Materiaux branches (1 April); the Netherlands: Hoogeveen branch of Kroon Bouwcenter (9 April).

Americas Materials: Iowa: Shipley Contracting asphalt plant and paving assets (6 June); Kentucky: selected assets of MAC Construction & Excavating (5 November); Maine: Marriner quarry (10 April) and selected assets of Lane Construction (26 September); Texas: selected assets of Capitol Aggregates (6 May); Virginia: Kendrick reserves (6 August); Washington: asphalt assets of Eucon Corporation in Spokane (15 December); West Virginia: assets of Yellowstar Materials (7 January).

Americas Products: California: assets of Kristar Enterprises (6 January); North and South Carolina: concrete pipe assets of MC Precast (19 May); Iowa: Thermomass (10 September); Texas: assets of Hope Agri Products (20 February, also Arkansas, Louisiana and Oklahoma) and assets of Ashley Concrete (19 May).

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:	2014 €m	2013 €m	2012 €m

Assets
Non-current assets
Property, plant and equipment	91	342	253
Intangible assets	16	39	65
Equity accounted investments	-	2	-
Deferred income tax assets	-	-	10
Total non-current assets	107	383	328

Current assets
Inventories	23	41	98
Trade and other receivables (i)	20	53	103
Cash and cash equivalents	1	11	19
Total current assets	44	105	220

Liabilities
Trade and other payables	(17)	(80)	(57)
Provisions for liabilities (stated at net present cost)	(1)	(14)	(1)
Interest-bearing loans and borrowings and finance leases	(7)	(44)	(42)
Current income tax liabilities	-	-	(3)
Deferred income tax liabilities	(2)	(8)	(19)
Total liabilities	(27)	(146)	(122)

Total identifiable net assets at fair value	124	342	426
Goodwill arising on acquisition (ii)	31	169	162
Excess of fair value of identifiable net assets over consideration paid (ii)	-	(2)	-
Non-controlling interests*	-	(1)	-
Total consideration	155	508	588

Consideration satisfied by:
Cash payments	152	347	437
Asset exchange (note 4)	-	144	-
Deferred consideration (stated at net present cost)	1	4	75
Contingent consideration (iii)	2	13	76
Total consideration	155	508	588

* Measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

Net cash outflow arising on acquisition
Cash consideration	152	347	437
Less: cash and cash equivalents acquired	(1)	(11)	(19)
Total	151	336	418

182 CRH

30. Business Combinations | continued

None of the acquisitions completed during the financial years 2014, 2013 or 2012 were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)	The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €22 million (2013: €57 million; 2012: €106 million). The fair value of these receivables is €20 million (all of which is expected to be recoverable) (2013: €53 million; 2012: €103 million) and is inclusive of an aggregate allowance for impairment of €2 million (2013: €4 million; 2012: €3 million).

(ii)	The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €18 million of the goodwill recognised in respect of acquisitions completed in 2014 is expected to be deductible for tax purposes (2013: €49 million). No excess of fair value of identifiable net assets over consideration arose during the year (2013: €2 million; 2012: €nil million).

(iii)	The fair value of contingent consideration recognised is €2 million (including adjustments to prior year acquisitions of €1 million). On an undiscounted basis, the corresponding future payments on current year acquisitions for which the Group may be liable range from €nil million to a maximum of €1 million.

Acquisition-related costs amounting to €2 million (2013: €2 million; 2012: €4 million) have been included in operating costs in the Consolidated Income Statement (note 2).

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustments €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value €m

Non-current assets	95	11	-	1	107
Current assets	45	(3)	-	2	44
Liabilities	(22)	(2)	-	(3)	(27)
Identifiable net assets acquired	118	6	-	-	124
Goodwill arising on acquisition (see (ii) above)	38	(5)	-	(2)	31
Total consideration	156	1	-	(2)	155

The equivalent disclosure for 2013 is as follows:

Non-current assets	257	106	-	20	383
Current assets	130	(12)	(2)	(11)	105
Liabilities	(107)	(34)	-	(5)	(146)
Identifiable net assets acquired	280	60	(2)	4	342
Non-controlling interests	(2)	1	-	-	(1)
Goodwill arising on acquisition	224	(61)	2	2	167
Total consideration	502	-	-	6	508

The equivalent disclosure for 2012 is as follows:

Non-current assets	178	155	-	(4)	329
Current assets	217	2	-	-	219
Liabilities	(95)	(19)	(1)	(7)	(122)
Identifiable net assets acquired	300	138	(1)	(11)	426
Goodwill arising on acquisition	287	(138)	1	12	162
Total consideration	587	-	-	1	588

CRH 183

30. Business Combinations | continued

The following table analyses the 21 acquisitions (2013: 25 acquisitions; 2012: 32 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of acquisitions			Goodwill			Consideration
	2014	2013	2012	2014 €m	2013 €m	2012 €m	2014 €m	2013 €m	2012 €m

Europe Heavyside	2	6	2	2	80	25	7	265	58
Europe Lightside	-	-	4	-	-	68	-	-	151
Europe Distribution	6	3	3	9	10	8	20	15	40
Europe	8	9	9	11	90	101	27	280	249

Americas Materials	8	9	14	5	19	34	71	76	226
Americas Products	5	4	9	17	48	14	59	124	112
Americas Distribution	-	3	-	-	8	-	-	22	-
Americas	13	16	23	22	75	48	130	222	338
Total Group	21	25	32	33	165	149	157	502	587
Adjustments to provisional fair values of prior year acquisitions				(2)	4	13	(2)	6	1
Total				31	169	162	155	508	588

The post-acquisition impact of acquisitions completed during the year on the Group’s profit/(loss) for the financial year was as follows:

	2014 €m	2013 €m	2012 €m

Revenue	122	306	270
Cost of sales	(89)	(232)	(201)
Gross profit	33	74	69
Operating costs	(26)	(63)	(56)
Group operating profit	7	11	13
Profit on disposals	-	-	-
Profit before finance costs	7	11	13
Finance costs (net)	-	(3)	(2)
Profit before tax	7	8	11
Income tax expense	(2)	(2)	(4)
Group profit for the financial year	5	6	7

The revenue and profit/(loss) of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2014
	2014 acquisitions €m	CRH Group excluding 2014 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2013 €m

Revenue	182	18,790	18,972	18,159
Group profit/(loss) for the financial year	7	579	586	(300)

	Pro-forma 2013
	2013 acquisitions €m	CRH Group excluding 2013 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2012 €m

Revenue	434	17,725	18,159	19,054
Group (loss)/profit for the financial year	1	(301)	(300)	571

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Details of events after the balance sheet date are set out in note 33. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are typically published in January and July each year.

184 CRH

31. Related Party Transactions

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 139 to 145. The Group’s principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 of this Annual Report on Form 20-F.

Sales to and purchases from joint ventures are immaterial in 2014, 2013 and 2012. Loans extended by the Group to joint ventures and associates (see note 15) are included in financial assets. Sales to and purchases from associates during the financial year ended 31 December 2014 amounted to €33 million (2013: €24 million; 2012: €21 million) and €411 million (2013: €411 million; 2012: €446 million) respectively. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 17 and 18 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm’s-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with joint ventures and associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (as disclosed in note 15) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company.

Key management remuneration amounted to:	2014 €m	2013 €m	2012 €m

Short-term benefits	9	7	6
Post-employment benefits	1	2	2
Share-based payments - calculated in accordance with the principles disclosed in note 7	2	2	2
Total	12	11	10

Other than these compensation entitlements, there were no other transactions involving key management personnel.

32. Contingent Liabilities

On 30 May 2014, CRH announced that the secretariat of the Competition Commission in Switzerland had invited CRH’s Swiss subsidiaries BR Bauhandel AG, Gétaz-Miauton SA and Regusci Reco SA, to comment on a proposal to impose sanctions on the Association of Swiss Wholesalers of the Sanitary Industry and all other major Swiss wholesalers, including CRH’s subsidiaries, regarding the pending investigation into the sanitary (bathroom fixtures and fittings) industry in Switzerland. The secretariat alleges competition law infringements and proposes a total fine of approximately CHF 283 million on all parties, of which approximately CHF 119 million (€99 million) is attributable to CRH’s Swiss subsidiaries, based on Swiss turnover.

CRH believes that the position of the secretariat is fundamentally ill-founded and views the proposed fine as unjustified. The Group has made submissions to this effect to the Competition Commission. Any decision of the Competition Commission on this matter is not expected before April 2015. Any decision finding an infringement can be appealed to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court. No provision has been made in respect of this proposed fine in the 2014 Consolidated Financial Statements.

CRH 185

33. Events after the Balance Sheet Date

On 1 February 2015, CRH announced that it had made a binding irrevocable offer to acquire certain of the businesses and assets of Lafarge S.A. (‘Lafarge’) and Holcim Ltd (‘Holcim’ and together with Lafarge the ‘Sellers’) comprising a global portfolio of assets in the building materials industry (which are complementary to CRH’s footprint) for an enterprise value of €6.5 billion (based on exchange rates at 30 January 2015). The consideration will be paid in a combination of euro, Sterling and Canadian Dollars.

The proposed acquisition constitutes a Class 1 transaction under the UKLA Listing Rules and therefore requires the approval of a simple majority of CRH’s shareholders. An Extraordinary General Meeting (‘EGM’) will be held on 19 March 2015 to seek shareholder approval of the acquisition. If the acquisition is not approved by CRH’s shareholders at the EGM, a termination fee of approximately €158 million in total will be payable by CRH to the Sellers. A termination fee of approximately €158 million will be payable by the Sellers to CRH in either of the following circumstances: 1) if the Sellers do not accept CRH’s offer; or 2) if the proposed merger of Lafarge and Holcim (the ‘Merger’) does not proceed to successful completion.

The acquisition is also conditional upon: 1) the successful completion of the Merger; and 2) the completion of certain local reorganisations that need to take place before completion of the acquisition. In addition, CRH has committed to the Sellers that it will take all steps and do all things necessary to obtain regulatory approvals required in relation to the acquisition. The long stop date for completion of the acquisition is the earlier of: 1) three months following completion of the Merger; or 2) 31 December 2015, but in any case no earlier than 31 August 2015.

In connection with the proposed acquisition, CRH completed a placing of 74,039,915 new Ordinary Shares raising gross proceeds of approximately €1.6 billion, and representing approximately 9.99% of CRH’s issued ordinary share capital before the placing. Closing of the placing and admission of the placing shares to the official lists and to trading on the main markets of the London Stock Exchange and Irish Stock Exchange took place on 5 February 2015.

On 1 February 2015, CRH agreed a €6.5 billion senior unsecured bridge loan facility which has subsequently been reduced by €1.6 billion to reflect the proceeds of the placing and by a further €2.0 billion to reflect other cash balances which are intended to fund the acquisition. The remaining €2.9 billion of the loan facilities are available to be used to complete the debt-funded portion of the proposed acquisition. Subject to certain carve-outs, the facilities contain provisions requiring mandatory prepayment from disposal proceeds and the proceeds of capital market transactions. Other terms and conditions are otherwise substantially similar to CRH’s existing €2.5 billion revolving credit facility dated 11 June 2014.

34. Supplemental Guarantor Information

The following consolidating information presents Condensed Consolidated Balance Sheets as at 31 December 2014 and 2013 and Condensed Consolidated Income Statements and Condensed Consolidated Cash Flows for the years ended 31 December 2014, 2013 and 2012 of the Company and CRH America, Inc. as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRH America, Inc. is 100% owned by the company. The Guarantees of the Guarantor are full and unconditional.

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

US$1,250 million 6.000% Notes due 2016 – listed on the New York Stock Exchange

US$650 million 8.125% Notes due 2018 – listed on the New York Stock Exchange

US$400 million 5.75% Notes due 2021 – listed on the New York Stock Exchange

US$300 million 6.40% Notes due 2033 – listed on the Irish Stock Exchange

186 CRH

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2014

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

ASSETS
Non-current assets
Property, plant and equipment	-	-	7,422	-	7,422
Intangible assets	-	-	4,173	-	4,173
Subsidiaries	4,239	218	1,682	(6,139)	-
Investments accounted for using the equity method	-	-	1,329	-	1,329
Advances to subsidiaries and parent undertakings	-	3,923	-	(3,923)	-
Other financial assets	-	-	23	-	23
Other receivables	-	-	85	-	85
Derivative financial instruments	-	48	39	-	87
Deferred income tax assets	-	-	171	-	171
Total non-current assets	4,239	4,189	14,924	(10,062)	13,290

Current assets
Inventories	-	-	2,260	-	2,260
Trade and other receivables	-	10	2,634	-	2,644
Advances to subsidiaries and parent undertakings	5,532	-	1,003	(6,535)	-
Current income tax recoverable	-	-	15	-	15
Derivative financial instruments	-	-	15	-	15
Cash and cash equivalents	1,411	25	1,826	-	3,262
Assets held for sale	-	-	531	-	531
Total current assets	6,943	35	8,284	(6,535)	8,727
Total assets	11,182	4,224	23,208	(16,597)	22,017

EQUITY
Capital and reserves attributable to the Company’s equity holders	10,177	1,606	4,533	(6,139)	10,177
Non-controlling interests	-	-	21	-	21
Total equity	10,177	1,606	4,554	(6,139)	10,198

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,518	2,901	-	5,419
Derivative financial instruments	-	-	3	-	3
Deferred income tax liabilities	-	-	1,305	-	1,305
Other payables	-	-	257	-	257
Advances from subsidiary and parent undertakings	-	-	3,923	(3,923)	-
Retirement benefit obligations	-	-	711	-	711
Provisions for liabilities	-	-	257	-	257
Total non-current liabilities	-	2,518	9,357	(3,923)	7,952

Current liabilities
Trade and other payables	-	54	2,840	-	2,894
Advances from subsidiary and parent undertakings	1,003	-	5,532	(6,535)	-
Current income tax liabilities	-	-	154	-	154
Interest-bearing loans and borrowings	2	46	399	-	447
Derivative financial instruments	-	-	20	-	20
Provisions for liabilities	-	-	139	-	139
Liabilities associated with assets classified as held for sale	-	-	213	-	213
Total current liabilities	1,005	100	9,297	(6,535)	3,867
Total liabilities	1,005	2,618	18,654	(10,458)	11,819
Total equity and liabilities	11,182	4,224	23,208	(16,597)	22,017

CRH 187

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2013

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries € m	Eliminate and reclassify €m	CRH and subsidiaries €m

ASSETS
Non-current assets
Property, plant and equipment	-	-	7,539	-	7,539
Intangible assets	-	-	3,911	-	3,911
Subsidiaries	4,603	183	1,682	(6,468)	-
Investments accounted for using the equity method	-	-	1,340	-	1,340
Advances to subsidiaries and parent undertakings	-	3,469	-	(3,469)	-
Other financial assets	-	-	23	-	23
Other receivables	-	-	93	-	93
Derivative financial instruments	-	58	5	-	63
Deferred income tax assets	-	-	107	-	107
Total non-current assets	4,603	3,710	14,700	(9,937)	13,076

Current assets
Inventories	-	-	2,254	-	2,254
Trade and other receivables	-	9	2,507	-	2,516
Advances to subsidiaries and parent undertakings	6,394	-	1,453	(7,847)	-
Current income tax recoverable	-	-	26	-	26
Derivative financial instruments	-	-	17	-	17
Cash and cash equivalents	175	174	2,191	-	2,540
Total current assets	6,569	183	8,448	(7,847)	7,353
Total assets	11,172	3,893	23,148	(17,784)	20,429

EQUITY
Capital and reserves attributable to the Company’s equity holders	9,662	1,413	5,055	(6,468)	9,662
Non-controlling interests	-	-	24	-	24
Total equity	9,662	1,413	5,079	(6,468)	9,686

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,279	2,300	-	4,579
Derivative financial instruments	-	-	34	-	34
Deferred income tax liabilities	-	-	1,166	-	1,166
Other payables	-	-	289	-	289
Advances from subsidiary and parent undertakings	-	-	3,469	(3,469)	-
Retirement benefit obligations	-	-	410	-	410
Provisions for liabilities	-	-	231	-	231
Total non-current liabilities	-	2,279	7,899	(3,469)	6,709

Current liabilities
Trade and other payables	-	54	2,700	-	2,754
Advances from subsidiary and parent undertakings	1,453	-	6,394	(7,847)	-
Current income tax liabilities	-	-	151	-	151
Interest-bearing loans and borrowings	57	147	757	-	961
Derivative financial instruments	-	-	19	-	19
Provisions for liabilities	-	-	149	-	149
Total current liabilities	1,510	201	10,170	(7,847)	4,034
Total liabilities	1,510	2,480	18,069	(11,316)	10,743
Total equity and liabilities	11,172	3,893	23,148	(17,784)	20,429

188 CRH

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2014
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Revenue	-	-	18,912	-	18,912
Cost of sales	-	-	(13,427)	-	(13,427)
Gross profit	-	-	5,485	-	5,485
Operating income/(costs)	1,208	-	(5,776)	-	(4,568)
Group operating profit/(loss)	1,208	-	(291)	-	917
Profit on disposals	-	-	77	-	77
Profit/(loss) before finance costs	1,208	-	(214)	-	994
Finance costs	-	(211)	(262)	219	(254)
Finance income	-	219	8	(219)	8
Other financial expense	-	-	(42)	-	(42)
Share of subsidiaries’ (loss)/profit before tax	(504)	35	-	469	-
Share of equity accounted investments’ profit	55	-	55	(55)	55
Profit/(loss) before tax	759	43	(455)	414	761
Income tax expense	(177)	(17)	(160)	177	(177)
Group profit/(loss) for the financial year	582	26	(615)	591	584

Profit/(loss) attributable to:
Equity holders of the Company	582	26	(617)	591	582
Non-controlling interests	-	-	2	-	2
Group profit/(loss) for the financial year	582	26	(615)	591	584

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit for the financial year	582	26	(615)	591	584

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	599	167	432	(599)	599
Losses relating to cash flow hedges	(6)	-	(6)	6	(6)
	593	167	426	(593)	593
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(414)	-	(414)	414	(414)
Tax on items recognised directly within other comprehensive income	69	-	69	(69)	69
	(345)	-	(345)	345	(345)

Total other comprehensive income for the financial year	248	167	81	(248)	248

Total comprehensive income for the financial year	830	193	(534)	343	832

Attributable to:
Equity holders of the Company	830	193	(536)	343	830
Non-controlling interests	-	-	2	-	2
Total comprehensive income for the financial year	830	193	(534)	343	832

CRH 189

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2013
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Revenue	-	-	18,031	-	18,031
Cost of sales	-	-	(13,153)	-	(13,153)
Gross profit	-	-	4,878	-	4,878
Operating income/(costs)	3	-	(4,781)	-	(4,778)
Group operating profit	3	-	97	-	100
Profit on disposals	-	-	26	-	26
Profit before finance costs	3	-	123	-	126
Finance costs	-	(242)	(270)	250	(262)
Finance income	-	250	13	(250)	13
Other financial expense	-	-	(48)	-	(48)
Share of subsidiaries’ (loss)/profit before tax	(175)	33	-	142	-
Share of equity accounted investments’ loss	(44)	-	(44)	44	(44)
(Loss)/profit before tax	(216)	41	(226)	186	(215)
Income tax expense	(80)	(16)	(64)	80	(80)
Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

(Loss)/profit attributable to:
Equity holders of the Company	(296)	25	(291)	266	(296)
Non-controlling interests	-	-	1	-	1
Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(373)	(57)	(316)	373	(373)
Losses relating to cash flow hedges	(2)	-	(2)	2	(2)
	(375)	(57)	(318)	375	(375)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	162	-	162	(162)	162
Tax on items recognised directly within other comprehensive income	(43)	-	(43)	43	(43)
	119	-	119	(119)	119

Total other comprehensive income for the financial year	(256)	(57)	(199)	256	(256)

Total comprehensive income for the financial year	(552)	(32)	(489)	522	(551)

Attributable to:
Equity holders of the Company	(552)	(32)	(490)	522	(552)
Non-controlling interests	-	-	1	-	1
Total comprehensive income for the financial year	(552)	(32)	(489)	522	(551)

190 CRH

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2012
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Revenue	-	-	18,084	-	18,084
Cost of sales	-	-	(13,018)	-	(13,018)
Gross profit	-	-	5,066	-	5,066
Operating income/(costs)	1,004	-	(5,265)	-	(4,261)
Group operating profit/(loss)	1,004	-	(199)	-	805
Profit on disposals	2	-	228	-	230
Profit before finance costs	1,006	-	29	-	1,035
Finance costs	-	(205)	(279)	213	(271)
Finance income	-	213	15	(213)	15
Other financial expense	-	-	(49)	-	(49)
Share of subsidiaries’ (loss)/profit before tax	(278)	28	-	250	-
Share of equity accounted investments’ loss	(84)	-	(84)	84	(84)
Profit/(loss) before tax	644	36	(368)	334	646
Income tax expense	(106)	(14)	(92)	106	(106)
Group profit/(loss) for the financial year	538	22	(460)	440	540

Profit/(loss) attributable to:
Equity holders of the Company	538	22	(462)	440	538
Non-controlling interests	-	-	2	-	2
Group profit/(loss) for the financial year	538	22	(460)	440	540

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit/(loss) for the financial year	538	22	(460)	440	540

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(51)	(26)	(25)	51	(51)
Gains relating to cash flow hedges	1	-	1	(1)	1
	(50)	(26)	(24)	50	(50)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(146)	-	(146)	146	(146)
Tax on items recognised directly within other comprehensive income	23	-	23	(23)	23
	(123)	-	(123)	123	(123)

Total other comprehensive income for the financial year	(173)	(26)	(147)	173	(173)

Total comprehensive income for the financial year	365	(4)	(607)	613	367

Attributable to:
Equity holders of the Company	365	(4)	(608)	613	366
Non-controlling interests	-	-	1	-	1
Total comprehensive income for the financial year	365	(4)	(607)	613	367

CRH 191

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2014
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Cash flows from operating activities
Profit/(loss) before tax	759	43	(455)	414	761
Finance costs (net)	-	(8)	296	-	288
Group share of subsidiaries’ loss/(profit) before tax	504	(35)	-	(469)	-
Share of equity accounted investments’ result	(55)	-	(55)	55	(55)
Profit on disposals	-	-	(77)	-	(77)
Group operating profit/(loss)	1,208	-	(291)	-	917
Depreciation charge	-	-	631	-	631
Amortisation of intangible assets	-	-	44	-	44
Impairment charge	-	-	49		49
Share-based payment expense	-	-	16	-	16
Other (primarily pension payments)	-	-	(66)	-	(66)
Net movement on working capital and provisions	-	(7)	42	-	35
Cash generated from operations	1,208	(7)	425	-	1,626
Interest paid (including finance leases)	-	(211)	(270)	219	(262)
Corporation tax paid	-	(17)	(110)	-	(127)
Net cash inflow/(outflow) from operating activities	1,208	(235)	45	219	1,237

Cash flows from investing activities
Proceeds from disposals	-	-	345	-	345
Interest received	-	219	8	(219)	8
Dividends received from equity accounted investments	-	-	30	-	30
Purchase of property, plant and equipment	-	-	(435)	-	(435)
Advances from subsidiary and parent undertakings	414	17	-	(431)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(151)	-	(151)
Other investments and advances	-	-	(3)	-	(3)
Deferred and contingent acquisition consideration paid	-	-	(26)	-	(26)
Net cash inflow/(outflow) from investing activities	414	236	(232)	(650)	(232)

Cash flows from financing activities
Proceeds from exercise of share options	22	-	-	-	22
Acquisition of non-controlling interests	-	-	(1)	-	(1)
Advances to subsidiary and parent undertakings	-	-	(431)	431	-
Increase in interest-bearing loans, borrowings and finance leases	-	-	901	-	901
Net cash flow arising from derivative financial instruments	-	16	(27)	-	(11)
Repayment of interest-bearing loans, borrowings and finance leases	(55)	(175)	(704)	-	(934)
Dividends paid to equity holders of the Company	(353)	-	-	-	(353)
Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash outflow from financing activities	(386)	(159)	(266)	431	(380)

Increase/(decrease) in cash and cash equivalents	1,236	(158)	(453)	-	625

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	175	174	2,191	-	2,540
Translation adjustment	-	9	121	-	130
Increase/(decrease) in cash and cash equivalents	1,236	(158)	(453)	-	625
Cash and cash equivalents at 31 December	1,411	25	1,859	-	3,295

192 CRH

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2013
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Cash flows from operating activities
(Loss)/profit before tax	(216)	41	(226)	186	(215)
Finance costs (net)	-	(8)	305	-	297
Group share of subsidiaries’ loss/(profit) before tax	175	(33)	-	(142)	-
Share of equity accounted investments’ result	44	-	44	(44)	44
Profit on disposals	-	-	(26)	-	(26)
Group operating profit	3	-	97	-	100
Depreciation charge	-	-	671	-	671
Amortisation of intangible assets	-	-	54	-	54
Impairment charge	-	-	650	-	650
Share-based payment expense	-	-	15	-	15
Other (primarily pension payments)	-	-	(96)	-	(96)
Net movement on working capital and provisions	-	1	76	-	77
Cash generated from operations	3	1	1,467	-	1,471
Interest paid (including finance leases)	-	(242)	(277)	250	(269)
Corporation tax paid	-	(16)	(94)	-	(110)
Net cash inflow/(outflow) from operating activities	3	(257)	1,096	250	1,092

Cash flows from investing activities
Proceeds from disposals	-	-	122	-	122
Interest received	-	250	13	(250)	13
Dividends received from equity accounted investments	-	-	33	-	33
Purchase of property, plant and equipment	-	-	(497)	-	(497)
Advances from subsidiary and parent undertakings	299	179	-	(478)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(336)	-	(336)
Other investments and advances	-	-	(78)	-	(78)
Deferred and contingent acquisition consideration paid	-	-	(105)	-	(105)
Net cash inflow/(outflow) from investing activities	299	429	(848)	(728)	(848)

Cash flows from financing activities
Proceeds from exercise of share options	19	-	-	-	19
Acquisition of non-controlling interests	-	-	(13)	-	(13)
Advances to subsidiary and parent undertakings	-	-	(478)	478	-
Increase in interest-bearing loans, borrowings and finance leases	55	-	1,436	-	1,491
Net cash flow arising from derivative financial instruments	-	43	21	-	64
Treasury/own shares purchased	(6)	-	-	-	(6)
Repayment of interest-bearing loans, borrowings and finance leases	-	(601)	15	-	(586)
Dividends paid to equity holders of the Company	(367)	-	-	-	(367)
Dividends paid to non-controlling interests	-	-	(1)	-	(1)
Net cash (outflow)/inflow from financing activities	(299)	(558)	980	478	601

Increase/(decrease) in cash and cash equivalents	3	(386)	1,228	-	845

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	172	570	1,005	-	1,747
Translation adjustment	-	(10)	(42)	-	(52)
Increase/(decrease) in cash and cash equivalents	3	(386)	1,228	-	845
Cash and cash equivalents at 31 December	175	174	2,191	-	2,540

CRH 193

34. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2012
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m

Cash flows from operating activities
Profit before tax	644	36	(368)	334	646
Finance costs (net)	-	(8)	313	-	305
Group share of subsidiaries’ loss/(profit) before tax	278	(28)	-	(250)	-
Share of equity accounted investments’ result	84	-	84	(84)	84
Profit on disposals	(2)	-	(228)	-	(230)
Group operating profit/(loss)	1,004	-	(199)	-	805
Depreciation charge	-	-	686	-	686
Amortisation of intangible assets	-	-	44	-	44
Impairment charge	-	-	28	-	28
Share-based payment expense	-	-	14	-	14
Other (primarily pension payments)	-	-	(152)	-	(152)
Net movement on working capital and provisions	-	3	(61)	-	(58)
Cash generated from operations	1,004	3	360	-	1,367
Interest paid (including finance leases)	-	(205)	(266)	213	(258)
Corporation tax paid	(1)	(14)	(109)	-	(124)
Net cash inflow/(outflow) from operating activities	1,003	(216)	(15)	213	985

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	2	-	780	-	782
Interest received	-	213	16	(213)	16
Dividends received from equity accounted investments	-	-	35	-	35
Purchase of property, plant and equipment	-	-	(544)	-	(544)
Advances to subsidiary and parent undertakings	(653)	(42)	-	695	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(418)	-	(418)
Other investments and advances	-	-	(56)	-	(56)
Deferred and contingent acquisition consideration paid	-	-	(30)	-	(30)
Net cash (outflow)/inflow from investing activities	(651)	171	(217)	482	(215)

Cash flows from financing activities
Proceeds from exercise of share options	16	-	-	-	16
Acquisition of non-controlling interests	-	-	(2)	-	(2)
Advances from subsidiary and parent undertakings	-	-	695	(695)	-
Increase in interest-bearing loans, borrowings and finance leases	-	-	487	-	487
Net cash flow arising from derivative financial instruments	-	25	(12)	-	13
Repayment of interest-bearing loans, borrowings and finance leases	(1)	(363)	(30)	-	(394)
Dividends paid to equity holders of the Company	(362)	-	-	-	(362)
Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash (outflow)/inflow from financing activities	(347)	(338)	1,134	(695)	(246)

Increase/(decrease) in cash and cash equivalents	5	(383)	902	-	524

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	167	962	117	-	1,246
Translation adjustment	-	(9)	(14)	-	(23)
Increase/(decrease) in cash and cash equivalents	5	(383)	902	-	524
Cash and cash equivalents at 31 December	172	570	1,005	-	1,747

194 CRH

CRH 195

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

The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Ordinary Shares in euro on the Irish Stock Exchange from 2010 through 6 March 2015 and in Sterling on the London Stock Exchange from 6 December 2011 (as the London Stock Exchange became CRH’s sole premium listing on that date) through 6 March 2015. The table also sets forth, for the same periods, the high and low closing sale prices for the ADSs on the NYSE.

	Sterling per				Euro per				US Dollars
	Ordinary Share				Ordinary Share				per ADS
	High		Low		High		Low		High	Low

Calendar Year
2010					€22.00		€11.51		$29.43	$14.77
2011	£12.80(i	)	£11.09(i	)	€17.00(ii	)	€10.50(ii	)	$24.95	$14.38
2012	£14.09		£10.52		€16.79		€12.99		$22.20	$16.35
2013	£16.17		£12.15		€19.30		€14.68		$26.26	$19.56
2014	£17.88		£12.66		€21.82		€15.86		$29.72	$20.47

2013
First Quarter	£15.40		£12.15		€17.86		€14.68		$23.05	$19.56
Second Quarter	£14.77		£12.59		€17.36		€14.81		$22.24	$19.62
Third Quarter	£15.27		£12.92		€18.13		€15.19		$24.60	$19.86
Fourth Quarter	£16.17		£14.19		€19.30		€16.85		$26.26	$23.26

2014
First Quarter	£17.88		£15.39		€21.82		€18.47		$29.72	$25.32
Second Quarter	£17.75		£15.01		€21.40		€18.74		$29.71	$25.85
Third Quarter	£15.55		£13.43		€19.58		€16.81		$26.77	$22.71
Fourth Quarter	£15.79		£12.66		€20.04		€15.86		$24.52	$20.47

Recent Months
September 2014	£14.88		£13.85		€18.58		€17.47		$24.20	$22.81
October 2014	£14.02		£12.66		€18.00		€15.86		$22.69	$20.47
November 2014	£15.11		£13.52		€19.00		€17.00		$23.45	$21.45
December 2014	£15.79		£14.21		€20.04		€17.85		$24.52	$22.17
January 2015	£16.80		£14.71		€22.35		€18.73		$25.06	$22.51
February 2015	£18.47		£17.18		€25.32		€22.97		$28.47	$25.80
March 2015
(through 6 March 2015)	£18.13		£17.70		€24.98		€24.40		$28.20	$27.02

(i)	The Sterling high and low closing prices displayed for 2011, based on the London Stock Exchange, are only for the period from 6 December 2011, from which date it became the sole premium listing.

(ii)	The euro high and low closing prices displayed for 2011 are for the entire period shown and based on the Irish Stock Exchange prices.

For further information on CRH shares see note 28 to the Consolidated Financial Statements.

196 CRH

Shareholder Information | continued

Ownership of Ordinary Shares

Shareholdings as at 31 December 2014

Geographic Location[1]	Number of shares held ‘000s	% of total

North America	309,829	41.61
United Kingdom	185,851	24.96
Europe/Other	125,413	16.85
Retail	87,458	11.75
Ireland	32,198	4.32
Treasury	3,776	0.51
	744,525	100

[1]	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of Shareholders	% of total	Number of shares held ‘000s	% of total

1 - 1,000	14,973	60.13	4,989	0.67
1,001 - 10,000	8,375	33.63	24,431	3.28
10,001 - 100,000	1,152	4.63	31,838	4.28
100,001 - 1,000,000	310	1.24	109,383	14.69
Over 1,000,000	93	0.37	573,884	77.08
	24,903	100	744,525	100

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. As at 6 March 2015, the Company had received notification of the following interests in its Ordinary share capital:

	6 March 2015		31 December 2014		31 December 2013		31 December 2012
Name	Holding/Voting Rights	% at period end	Holding/Voting Rights	% at year end	Holding/Voting Rights	% at year end	Holding/Voting Rights	% at year end

BlackRock, Inc.[1]	67,412,664	8.26	40,681,647	5.49	43,857,751	5.98	28,961,677	3.98

The Capital Group Companies, Inc. (“CGC”)	-	-	-	-	-	-	35,763,581	4.92

Harbor International Fund	21,853,816	2.68	21,999,275	2.96	21,999,275	3.00	21,999,275	3.02

Legal & General Group Plc	-	-	-	-	-	-	22,496,003	3.09

Norges Bank (The Central Bank of Norway)	-	-	-	-	-	-	21,543,277	2.96

Templeton Global Advisors Limited	21,503,171	2.63	21,503,171	2.90	21,503,171	2.93	21,503,171	2.96

UBS AG	26,380,604	3.23	26,380,604	3.56	26,380,604	3.59	26,380,604	3.63

[1]	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

CRH 197

Shareholder Information | continued

Purchases of Equity Securities by the Issuer and Affiliated Persons

There were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2014.

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

The following table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the FRB Noon Buying Rate on the date of payment. The final dividend, if approved at the forthcoming Annual General Meeting of shareholders to be held on 7 May 2015, will be paid on 12 May 2015 and will bring the full year dividend for 2015 to 62.50 cent. The proposed final dividend has been translated using the FRB Noon Buying Rate on 6 March 2015.

	Euro cent			Translated into
	per ordinary share			US cents per ADS
Years ended 31 December	Interim	Final	Total	Interim	Final	Total

2010	18.50	44.00	62.50	25.64	62.23	87.87
2011	18.50	44.00	62.50	25.43	58.36	83.79
2012	18.50	44.00	62.50	24.09	57.18	81.27
2013	18.50	44.00	62.50	25.52	60.54	86.06
2014	18.50	44.00[a]	62.50	23.45	47.76[a]	71.21

[a]	Proposed

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Capita Asset Services (the “Registrars”). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from the Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in the Republic of Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should complete the required dividend mandate form and submit it to the Registrars. A copy of the required form can be obtained from the shareholder services section of CRH website, www.crh.com, under “Equity Investors”. Alternatively, shareholders can contact the Registrars to obtain a mandate form (see contact details on page 207). Tax vouchers will be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose shares are not held in the CREST system (see page 199) and whose address, according to the Share Register, is in the UK and the United States respectively, unless they require otherwise.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

Shareholders have the option of taking their dividend in the form of shares under the Company’s Scrip Dividend Scheme.

198 CRH

Shareholder Information | continued

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

Share Plans

The Group operates share option schemes, performance share plans, share participation schemes and savings-related share option schemes (the “Schemes”) for eligible employees in all regions where the regulations permit the operation of such schemes. A brief description of the Schemes is outlined below. Shares issued (whether by way of the allotment of new shares or the reissue of Treasury Shares) in connection with the Schemes rank pari passu in all respects with the Ordinary and Income shares of the Company.

2000 Share Option Schemes

At the Annual General Meeting held on 3 May 2000, shareholders approved the adoption of Share Option Schemes (the “2000 Schemes”) to replace schemes which were approved in May 1990. The 2000 Schemes were replaced by new schemes in May 2010 (see below).

Details of the performance criteria applicable to “basic tier” and “second tier” options granted under the 2000 Schemes in the ten years following the Adoption Date are contained in the Directors’ Remuneration Report in table 39 on page 119.

Options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant for the basic tier and five years for the second tier. Benefits under the schemes are not pensionable.

2010 Share Option Schemes

At the Annual General Meeting held on 5 May 2010, shareholders approved the adoption of new share option schemes to replace the schemes which were approved in May 2000 (see above). Following the approval by shareholders of the 2014 Performance Share Plan (see below), no further awards will be granted under the 2010 Share Option Schemes (the “2010 Schemes”). Consequently, the last award under the 2010 Schemes was made in 2013.

The 2010 Schemes are based on one tier of options with a single vesting test. The performance criteria for the 2010 Schemes are EPS-based. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group. Please refer to the Directors’ Remuneration Report in table 32 on page 116 in relation to the performance criteria for the 2010 Schemes.

Subject to the achievement of the EPS performance criteria, options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant. Benefits under the schemes are not pensionable.

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

At 6 March 2015, 2,158,570 Ordinary Shares have been issued1 pursuant to the 2000 Savings-related Share Option Schemes.

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

Eligible employees who wish to participate in the scheme enter into a savings contract with a nominated savings institution, for a three or a five year period, to save a maximum of €500 or Stg£500, as appropriate, per month.

[1]	Whether by way of the allotment of new shares or the reissue of Treasury Shares.

CRH 199

Shareholder Information | continued

At the commencement of each contract period employees are granted an option to acquire Ordinary Shares in the Company at an option price which is equal to the amount proposed to be saved plus the bonus payable by the nominated savings institution at the end of the savings period. The price payable for each Ordinary Share under an option will be not less than the higher of par or 75% (or in the case of the UK scheme 80%) of the market value of a share on the day the invitation to apply for the option is issued.

On completion of the savings contract, employees may use the amount saved, together with the bonus earned, to exercise the option.

139,239 Ordinary Shares have been issued1 pursuant to the 2010 Savings-related Share Option Schemes to date.

Share Participation Schemes

At the Annual General Meeting on 13 May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 6 March 2015, 7,551,453 Ordinary Shares have been issued1 pursuant to the Share Participation Schemes.

2006 Performance Share Plan

See the Directors’ Remuneration Report on page 114 for more details. The 2006 Performance Share Plan (the “2006 PSP”) has been replaced by the 2014 Performance Share Plan (the “2014 PSP”, see below), which was approved by shareholders at the 2014 Annual General Meeting. Consequently, the last award under the 2006 PSP was made in 2013.

2014 Performance Share Plan

The 2014 PSP was approved by shareholders at the Annual General Meeting on 7 May 2014. It replaces the 2010 Share Option Schemes and the 2006 PSP. See the Directors’ Remuneration Report on page 112 for more details.

Restricted Share Plan

In 2013, the Board approved the adoption of the 2013 Restricted Share Plan (the “2013 RSP”). Under the rules of the 2013 RSP, certain senior executives (excluding executive Board Directors) received a conditional award of shares in 2013 on a time-vested basis. As (i) executive Directors were excluded from the award and (ii) no shares were allotted or re-issued to satisfy the awards, the listing rules of the London and Irish Stock Exchanges did not require shareholder approval of the 2013 RSP.

During 2013, the Employee Benefit Trust purchased 391,250 shares on behalf of CRH plc in respect of awards under the 2013 RSP. No further awards will be made under the 2013 RSP.

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

200 CRH

Shareholder Information | continued

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

Fees and direct and indirect payments made by the Depositary to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2014 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $175,192.

The table below sets forth the category of expense that the Depositary has agreed to reimburse the Company and the amounts reimbursed for the year ended 31 December 2014:

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2014

NYSE listing fees	$98,345

Investor relations expenses	$37,580

Total	$135,925

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2014:

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2014

Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGM related expenses in connection with the ADS program[1]	$39,267

Total	$39,267

[1]	During 2014, $39,267 was paid by the Depositary to third parties, relating to services provided in 2014. These fees are SEC approved.

CRH 201

Shareholder Information | continued

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

202 CRH

Shareholder Information | continued

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

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain. However, the Company does not calculate earnings and profits in accordance with US federal income tax principles. Accordingly, US holders should expect to generally treat distributions the Company makes as dividends.

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

CRH 203

Shareholder Information | continued

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

204 CRH

Shareholder Information | continued

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

CRH 205

Shareholder Information | continued

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

Preference Shares

Details of the 5% and 7% ‘A’ Cumulative Preference Shares are disclosed in note 28 to the Consolidated Financial Statements.

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

2015 Changes

At the Annual General Meeting to be held on 7 May 2015, the approval of shareholders will be sought for proposed changes to the Memorandum and Articles of Association, which will become effective on commencement of the Companies Act 2014 (currently expected to be 1 June 2015), as follows:

Resolution 14 to be proposed at the Annual General Meeting is a special resolution and seeks shareholder approval for certain changes to the Memorandum of Association. The proposed amendments, if approved, will update the statutory references in the Memorandum of Association in order to be consistent with the Companies Act 2014.

Resolution 15 to be proposed at the Annual General Meeting is a special resolution and seeks shareholder approval for certain changes to the Articles of Association. The proposed changes, if approved, will:

(i)	update Article 1 to disapply the optional sections of the Companies Act 2014, many of which deal with matters already specified in the Company’s Articles of Association;

(ii)	update all references to sections in the existing Companies Acts to their equivalent provision in the Companies Act 2014; and

(iii)

insert a new Article 96(d), which requires directors to seek approval of the Board before making a commitment which could require them to restrict their independent judgement and permits these types of arrangements where they have been approved by the Board or pursuant to an authority delegated by the Board.

Financial Calendar

Announcement of final results for 2014	26 February 2015

Ex-dividend date	5 March 2015

Record date for dividend	6 March 2015

Extraordinary General Meeting	19 March 2015

Latest date for receipt of scrip forms	24 April 2015

Interim Management Statement	6 May 2015

Annual General Meeting	7 May 2015

Dividend payment date and first day of dealing in scrip dividend shares	12 May 2015

Announcement of interim results for 2015	27 August 2015

Interim Management Statement	19 November 2015

Electronic Communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to

206 CRH

Shareholder Information | continued

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

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2015 Annual General Meeting electronically by accessing the Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to the Registrars:

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

Frequently Asked Questions (FAQs)

The Group’s website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividends payments, electronic communications and shareholder rights. The FAQ can be accessed in the Investors section of the website under “Equity Investors”.

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

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 3 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – External Auditors on page 100.

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

CRH 207

Exhibits

The following documents are filed as part of this Annual Report:

1.	Memorandum and Articles of Association.*

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.**

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary undertakings and equity accounted investments.

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.***

15.	Consent of Independent Registered Public Accounting Firm.

99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2012 that was filed by the Company on 27 March 2013.

**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.

***	Furnished but not filed.

CRH         208

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company
(Registrant)

	By:	/s/ M. Carton

Maeve Carton
Finance Director

Dated: 12 March 2015