Form 20-F
period 2015-12-31
CRH PUBLIC LTD CO
filed 2016-03-16
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended: December 31, 2015

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

Senan Murphy

Tel: +353 1 404 1000

Fax: +353 1 404 1007

Belgard Castle, Clondalkin, Dublin 22, Ireland

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
CRH plc
Ordinary Shares/Income Shares of €0.34 each	The New York Stock Exchange*

American Depositary Shares, each representing the right to receive one	The New York Stock Exchange
Ordinary Share
CRH America Inc.
4.125% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
6.000% Notes due 2016 guaranteed by CRH plc	The New York Stock Exchange
8.125% Notes due 2018 guaranteed by CRH plc	The New York Stock Exchange
5.750% Notes due 2021 guaranteed by CRH plc	The New York Stock Exchange

–

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each **	823,911,253
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

–

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

CRH Annual Report on Form 20-F | 2015

CRH plc Annual Report on Form 20-F

in respect of the year ended 31 December 2015

Table of Contents	Page

CRH Annual Report on Form 20-F |  2015

Cross Reference to Form 20-F Requirements

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of this 20-F.

			Page
Introduction and Performance Measures			8

PART I
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information

	A -	Selected financial data	11, 248

	B -	Capitalisation and indebtedness	n/a

	C -	Reasons for the offer and use of proceeds	n/a

	D -	Risk factors	54
Item 4.	Information on the Company

	A -	History and development of the Company	14

	B -	Business overview	12, 15, 19

	C -	Organisational structure	14

	D -	Property, plants and equipment	38
Item 4A.	Unresolved Staff Comments		None
Item 5.	Operating and Financial Review and Prospects

	A -	Operating results	44, 66

	B -	Liquidity and capital resources	67

	C -	Research and development, patent and licences, etc.	41

	D -	Trend information	45, 66

	E -	Off-balance sheet arrangements	68

	F -	Tabular disclosure of contractual obligations	69

	G -	Safe Harbor	12
Item 6.	Directors, Senior Management and Employees

	A -	Directors and senior management	96

	B -	Compensation	114

	C -	Board practices	100

	D -	Employees	41

	E -	Share ownership	132
Item 7.	Major Shareholders and Related Party Transactions

	A -	Major shareholders	247

	B -	Related party transactions	234

	C -	Interests of experts and counsel	n/a
Item 8.	Financial Information

	A -	Consolidated statements and other financial information	153, 248

	-	Legal proceedings	41

	-	Dividends	248

	B -	Significant changes	68
Item 9.	The Offer and Listing

	A -	Offer and listing details	246

	B -	Plan of distribution	n/a

			Page

	C -	Markets	246

	D -	Selling shareholders	n/a

	E -	Dilution	n/a

	F -	Expenses of the issue	n/a
Item 10.	Additional Information

	A - Share capital		n/a

	B -	Memorandum and articles of association	254

	C -	Material contracts	41

	D -	Exchange controls	256

	E -	Taxation	251

	F -	Dividends and paying agents	n/a

	G -	Statements by experts	n/a

	H -	Documents on display	256

	I -	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		68
Item 12.	Description of Securities Other than Equity Securities

	A -	Debt securities	n/a

	B -	Warrants and rights	n/a

	C -	Other securities	n/a

	D -	American depositary shares	250

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None
Item 15.	Controls and Procedures		111
Item 16A.	Audit Committee Financial Expert		97
Item 16B.	Code of Ethics		112
Item 16C.	Principal Accountant Fees and Services		256
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		248
Item 16F.	Change in Registrant’s Certifying Accountant		None
Item 16G.	Corporate Governance		100
Item 16H.	Mine Safety Disclosures		38

PART III
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		153
Item 19.	Exhibits		257

1

CRH Annual Report on Form 20-F | 2015

Our business

CRH creates value by maintaining a balanced portfolio. Our product mix spans the breadth of building materials demand and sectoral end-use, thereby minimising exposure to any one single demand driver. In addition, the Group offsets cyclical economic risk by maintaining a geographically diversified portfolio across its key regions of North America and Europe, as well as in the emerging regions of Asia and South America.

Heavyside Materials

•    Aggregates – crushed stone

•    Cement – primary binding agent

•    Asphalt – road and highway surfaces

•    Readymixed Concrete – pourable pre-mixed, aggregates, cement and water based compound

•    Precast Concrete – structural floors, beams, vaults

•    Architectural Concrete – blocks, bricks, pavers

Lightside Products

•    Glass & Glazing Systems – engineered products for external and internal use

•    Construction Accessories – engineered fixing, connecting and anchoring solutions

•    Shutters & Awnings – solar shading, terrace roof and window protection solutions

•    Fencing & Security – outdoor security and protection systems

•    Cubis – composite access chambers

Building Materials Distribution

•    Builders Merchants – channel for distribution of building materials to the professional contractor

•    SHAP – specialist distribution of sanitary, heating and plumbing products

•    DIY – providing decorative and home improvement products to the consumer

2

CRH Annual Report on Form 20-F |  2015

CRH at a glance

CRH plc is a leading global diversified building materials group, employing 89,000 people at over 3,900 operating locations in 31 countries worldwide.

CRH is a top two building materials company globally and the largest in North America. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America.

CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, residential and commercial projects.

A Fortune 500 company, CRH is listed in London and Dublin and is a constituent member of the FTSE100 and the ISEQ 20 indices. CRH’s American Depositary Shares are listed on the New York Stock Exchange. CRH’s market capitalisation at 31 December 2015 was approximately €22 billion.

Our vision: To be the leading building materials business in the world

2015 Performance highlights

€23.6 billion	€1.0 billion
Sales	Profit Before Tax

€2.2 billion	89.1 cent

EBITDA (as defined)*	Earnings Per Share

€1.3 billion	62.5 cent

Operating Profit	Dividend Per Share

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

3

Our global presence

31
countries

#1
in building materials in North America

20
billion tonnes of reserves

3,900
operating locations

450
million tonnes of manufactured product

89,000
people

#2
in building materials worldwide

860
distribution branches

4

CRH Annual Report on Form 20-F |  2015

Chairman’s Introduction

Dear Shareholder,

2015 was a very significant year for CRH, with a strong performance in our heritage businesses, continued progress in our portfolio review, total disposal proceeds in the year of circa €1 billion and the completion of two strategically important acquisitions. The Board is recommending a final dividend of 44c per share, which, if approved at the 2016 Annual General Meeting, will maintain the full year dividend at 62.5c per share.

On behalf of the Board, I would like to acknowledge the support from shareholders for the acquisition of assets from Lafarge S.A. and Holcim Limited (the ‘LH Assets’) in a €6.5 billion deal. In early February 2015, we completed a placing of 74 million shares which raised €1.6 billion as part of the financing of this transaction. Also in March, shareholders approved the acquisition at an Extraordinary General Meeting, with a very positive level of support (99.999%) indicating shareholders’ views on the value and strategic importance of this acquisition for CRH. The transaction was slightly different in that we acquired a portfolio of assets across the globe from two companies, with no central head office or organisational structure. In order to mitigate the resulting challenges, the executive team developed a thorough integration plan, which I am pleased to report is well under way. Given the importance of the integration, a specific committee of the Board was set up to oversee the process and report on progress.

Also in 2015, we acquired C.R. Laurence (“CRL”) for a total consideration of $1.3 billion. CRL is North America’s leading manufacturer and distributor of custom hardware and installation products for the professional glazing industry. CRL provides CRH with an exceptional strategic fit for our BuildingEnvelope® business in the Americas and, over time, a scalable international growth platform.

In addition to the two large acquisitions referred to above, we completed 20 smaller “bolt-on” acquisitions and investments, bringing our total acquisition spend to approximately €8 billion.

Looking forward to 2016, the Board will be visiting a number of the newly acquired businesses. We will continue to maintain our strong focus on financial discipline and prudent financial management, and the Board is committed to restoring our debt metrics to normalised levels.

With employee numbers now at approximately 89,000, keeping our people safe is a strategic priority for the Group. The Board and executives throughout the Group maintain a relentless focus on improving our safety programmes. During a recent visit to our operations in Utah, the Board had a demonstration of one new innovative safety technology which increases the safety of our employees and contractors by alerting them to work zone intrusions by third party vehicles that can result in serious accidents and fatalities.

This time last year I wrote about the introduction of a new Chairman’s award for safety excellence in the Group. Inaugural ceremonies for these awards were held during the summer of 2015. The energy and commitment shown in this vital area, by the men and women in our business, is inspiring and I look forward to the next series of award events in 2016.

I would like to record my appreciation for the significant time commitment my non-executive colleagues give to CRH, particularly during the course of last year. Bill Egan and Utz-Hellmuth Felcht will retire from the Board at the conclusion of the Annual General Meeting to be held on 28 April 2016, following completion of three 3-year terms as non-executive Directors. On behalf of my colleagues, I extend our gratitude to them for their substantial contribution to CRH during their time on the Board. The Corporate Governance Report on pages 100 to 113, contains details in relation to the Board’s ongoing renewal process.

Finally, I would like to take the opportunity to thank Albert Manifold and all staff throughout the Group for their significant achievements over the past year.

Nicky Hartery

Chairman

March 2016

5

6

CRH Annual Report on Form 20-F | 2015

Introduction and Performance Measures

Reconciliation of EBITDA (as defined)* and Operating Profit (by segment) to Group Profit

	Year ended 31 December
	Group operating profit before
	depreciation and amortisation			Depreciation, amortisation
	(EBITDA (as defined)*)			and impairment			Group operating profit(i)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe Heavyside	334	380	326	199	229	721	135	151	(395)

Europe Lightside	100	94	71	25	23	43	75	71	28

Europe Distribution	171	190	186	77	78	80	94	112	106

Europe	605	664	583	301	330	844	304	334	(261)

Americas Materials	912	609	557	301	254	331	611	355	226

Americas Products	391	263	246	142	118	178	249	145	68

Americas Distribution	140	105	89	29	22	22	111	83	67
Americas	1,443	977	892	472	394	531	971	583	361
LH Assets	171	-	-	169	-	-	2	-	-
Total Group	2,219	1,641	1,475	942	724	1,375	1,277	917	100
Profit on disposals							101	77	26

Finance costs less income							(295)	(246)	(249)

Other financial expense							(94)	(42)	(48)

Share of equity accounted investments’ profit/(loss)							44	55	(44)

Profit/(loss) before tax							1,033	761	(215)

Income tax expense							(304)	(177)	(80)
Group profit/(loss) for the financial year							729	584	(295)
(i) Throughout this document, Group operating profit as shown in the Consolidated Financial Statements excludes profit on disposals.
Calculation of EBITDA (as defined)* Net Interest Cover
							2015	2014	2013
							€m	€m	€m
Interest

Finance costs(i)							303	254	262

Finance income(i)							(8)	(8)	(13)
Net interest							295	246	249

EBITDA (as defined)*							2,219	1,641	1,475

							Times
EBITDA (as defined)* net interest cover (EBITDA (as defined)* divided by net interest)							7.5	6.7	5.9

(i)	These items appear on the Consolidated Income Statement on page 156.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Sales and EBITDA (as defined)* from continuing operations
Sales	2014				2015
	As reported €bn	Exclude divested businesses €bn	Exclude one-offs €bn	Continuing operations €bn	As reported €bn	Exclude divested businesses €bn	Exclude one-offs €bn	Continuing operations €bn	% change continuing operations
Europe	8.8	(0.5)	–	8.3	8.7	(0.1)	–	8.6	3%
Americas	10.1	(0.6)	–	9.5	12.5	(0.2)	–	12.3	30%
Subtotal	18.9	(1.1)	–	17.8	21.2	(0.3)	–	20.9	17%
LH Assets	–				2.4
Total Group	18.9				23.6

EBITDA (as defined)*	2014				2015
	As reported €m	Exclude divested businesses €m	Exclude one-offs €m	Continuing operations €m	As reported €m	Exclude divested businesses €m	Exclude one-offs €m	Continuing operations €m	% change continuing operations
Europe	664	(70)	15	609	605	(11)	41	635	4%
Americas	977	(38)	27	966	1,443	(1)	14	1,456	51%
Subtotal	1,641	(108)	42	1,575	2,048	(12)	55	2,091	33%
LH Assets	–				171
Total Group	1,641				2,219

Non-GAAP Performance Measures

CRH uses a number of non-GAAP performance measures to monitor financial performance. These are summarised below and discussed later in this report.

EBITDA (as defined). EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax and is quoted by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. EBITDA (as defined) and operating profit results by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker.

Sales and EBITDA (as defined)* from continuing operations. Sales and EBITDA (as defined)* from continuing operations are defined as those reported in note 1 to the Consolidated Financial Statements, excluding the impact of entities divested in 2014 and 2015 together with the impact of one-off items and LH Assets as appropriate (see table above). 2015 was a year which included a major acquisition and significant divestment activity for the Group, and therefore management consider that results from continuing operations provide a useful comparison of the performance of the Group’s ongoing operations year-on-year. Continuing operations as defined above is distinct from the continuing operations contained in IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” and referenced in the Consolidated Financial Statements and the Selected Financial Data on page 11.

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

EBITDA (as defined)* Net Interest Cover. EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* net interest cover is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 23 to the Consolidated Financial Statements, is a metric used in lender covenants. It is the ratio of EBITDA (as defined)* to net interest and is calculated on page 8.

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

CRH Annual Report on Form 20-F | 2015

Introduction and Performance Measures | continued

Return on Net Assets (RONA) (as defined). Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base. RONA is calculated by expressing Operating Profit as a percentage of average net assets; net assets comprise total assets by segment less total liabilities by segment as shown in note 1 to the Consolidated Financial Statements, and exclude equity accounted investments and other financial assets, net debt (see definition on page 9) and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

Organic Revenue, Organic Operating Profit. CRH pursues a strategy of growth through acquisitions and investments, with approximately €8 billion spent on acquisitions and investments in 2015 (2014: €188 million). Acquisitions completed in 2014 and 2015 contributed incremental sales revenue of €2,738 million and operating profit of €28 million in 2015. Proceeds from divestments and non-current asset disposals amounted to €0.9 billion (net of cash disposed and deferred proceeds) (2014: €345 million). The sales impact of divested activities in 2015 was a negative €855 million and the disposal impact at operating profit level was a negative of €69 million.

During 2015, most major currencies strengthened in value compared with the euro, the US Dollar strengthened 20% from an average of 1.33 versus the euro in 2014 to an average of 1.11 in 2015, while the Swiss Franc strengthened from an average of 1.21 in 2014 to 1.07 in 2015. These movements, partly offset by the weakening of certain other currencies, particularly the Ukrainian Hryvnia, resulted in a favourable foreign currency translation impact on our results; this is the principal factor behind the exchange effects disclosed on page 67.

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

CRH Website

Information on or accessible through our website, www.crh.com, other than the item identified as the Annual Report on Form 20-F, does not form part of and is not incorporated into this document. References in this document to other documents on the CRH website are included only as an aid to their location. The Group’s website provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements, interim management statements, copies of presentations to analysts and investors and circulars to shareholders. News releases are made available, in the News & Events section of the website, immediately after release to the Stock Exchanges.

Key Information

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board.

Selected financial data has been presented for the five years ended on 31 December 2015 on page 11. For the three years ended 31 December 2015, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance Review section included elsewhere in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”).

CRH Annual Report on Form 20-F |  2015

Selected Financial Data
Year ended 31 December (amounts in millions, except per share data and ratios)
	2015	2014	2013(i)	2012(ii)	2011(ii)
	€m	€m	€m	€m	€m
Consolidated Income Statement Data

Revenue	23,635	18,912	18,031	18,084	18,081

Group operating profit	1,277	917	100	805	871

Profit/(loss) attributable to equity holders of the Company	724	582	(296)	538	580

Basic earnings/(loss) per Ordinary Share	89.1c	78.9c	(40.6c)	74.6c	81.2c

Diluted earnings/(loss) per Ordinary Share	88.7c	78.8c	(40.6c)	74.5c	81.2c

Dividends paid during calendar year per Ordinary Share	62.5c	62.5c	62.5c	62.5c	62.5c

Average number of Ordinary Shares outstanding(iii)	812.3	737.6	729.2	721.9	714.4

Ratio of earnings to fixed charges (times)(iv)	2.9	2.6	0.7(v)	2.6	2.4

All data relates to continuing operations

Consolidated Balance Sheet Data

Total assets	32,007	22,017	20,429	20,900	21,384

Net assets(vi)	13,544	10,198	9,686	10,589	10,593

Ordinary shareholders’ equity	13,014	10,176	9,661	10,552	10,518

Equity share capital	281	253	251	249	247

Number of Ordinary Shares(iii)	823.9	744.5	739.2	733.8	727.9

Number of Treasury Shares and own shares(iii)	1.3	3.8	6.0	7.4	8.9

Number of Ordinary Shares net of Treasury Shares and own shares(iii)	822.6	740.7	733.2	726.4	719.0

(i)	Group operating profit includes asset impairment charges of €650 million in 2013, with an additional €105 million impairment charge included in loss attributable to equity holders of the Company in respect of equity accounted investments. Details are contained in note 2 to the Consolidated Financial Statements.

(ii)	On 1 January 2013, the Group adopted IFRS 11 Joint Arrangements and IAS 19 Employee Benefits (revised). As a result, the prior year comparatives were restated as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

(iii)	All share numbers are shown in millions of shares.

(iv)	For the purposes of calculating the ratio of earnings to fixed charges, in accordance with Item 503 of Regulation S-K, earnings have been calculated by adding: profit/(loss) before tax adjusted to exclude the Group’s share of equity accounted investments’ result after tax, fixed charges and dividends received from equity accounted investments; and the fixed charges were calculated by adding interest expensed and capitalised, amortised premiums, discounts and capitalised expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

(v)	The amount of the deficiency in 2013 was US$183 million.

(vi)	Net assets is calculated as the sum of total assets less total liabilities.

CRH Annual Report on Form 20-F | 2015

Introduction and Performance Measures | continued

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH including the statements under: “Strategy Review – Chief Executive’s Introduction – Outlook for 2016”; in the “Business Performance Review – Finance Director’s Introduction” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2016; in the “Business Performance Review” section with respect to our expectations regarding economic activity and fiscal developments in our operating regions; our expectations for the residential, non-residential and infrastructure markets; and our expectation regarding synergies to be realised in connection with the acquisitions of the LH Assets and CRL; statements relating to our strategies for individual segments and business lines in the section entitled “Operational Reviews” and statements relating to our commitment to restore debt metrics to normalised levels. These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “anticipates”, “should”, “expects”, “is expected to”, “estimates”, “believes”, “intends” or similar expressions.

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

Statements Regarding Competitive Position and Construction Activity

Statements made in the Description of the Group in the Business Performance Review sections and elsewhere in this document referring to the Group’s competitive position are based on the Group’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and the Group’s internal assessment of market share based on publicly available information about the financial results and performance of market participants.

Unless otherwise specified, references to construction activity or other market activity relate to the relevant market as a whole and are based on publicly available information from a range of sources, including independent market studies, construction industry data and economic forecasts for individual jurisdictions.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 40% of full-year 2015 (2014: 44%) and 44% excluding the LH Assets, while EBITDA (as defined)* for the first six months of 2015 represented 25% of the full-year out-turn (2014: 31%) and 27% excluding the LH Assets.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Exchange Rates

In this Form 20-F, references to “US$”, “US Dollars” or “US cents” are to the United States currency, references to “euro”, “euro cent”, “cent”, “c” or “€” are to the euro currency and “Stg£” or “Sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom” or “UK”). Other currencies referred to in this Form 20-F include Polish Zloty (“PLN”), Swiss Franc (“CHF”), Canadian Dollar (“CAD”), Chinese Renminbi (“RMB”), Indian Rupee (“INR”), Ukrainian Hryvnia (“UAH”), Philippine Peso (“PHP”), Romanian new Leu (“RON”) and Serbian Dinar (“RSD”).

For the convenience of the reader, this Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Federal Reserve Bank of New York Noon Buying Rate (the “FRB Noon Buying Rate”) on 31 December 2015 was €1 = US$1.0859 and on 11 March 2016 was €1 = US$1.118.

The table below sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the FRB Noon Buying Rate. These rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 171).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance Review section beginning on page 66.

Exchange Rates
US Dollar/euro exchange rate
Years ended 31 December	Period End	Average Rate(i)	High	Low

2011	1.30	1.40	1.49	1.29

2012	1.32	1.29	1.35	1.21

2013	1.38	1.33	1.38	1.28

2014	1.21	1.32	1.39	1.21

2015	1.09	1.10	1.20	1.05

2016 (through 11 March 2016)	1.12	1.10	1.14	1.07
Months ended

September 2015	1.12	1.12	1.14	1.11

October 2015	1.10	1.12	1.14	1.10

November 2015	1.06	1.07	1.10	1.06

December 2015	1.09	1.09	1.10	1.06

January 2016	1.08	1.09	1.10	1.07

February 2016	1.09	1.11	1.14	1.09

March 2016 (through 11 March 2016)	1.12	1.10	1.12	1.08
(i)	The average of the US Dollar/euro exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

CRH Annual Report on Form 20-F | 2015

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Act of Ireland 2014. The Group’s worldwide headquarters are located in Dublin, Ireland. Our principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and our US agent is Oldcastle, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338.

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

CRH’s American Depositary shares are listed on the New York Stock Exchange (“NYSE”) in the United States. The market capitalisation of CRH as of 31 December 2015 was €22 billion.

CRH is a constituent member of the FTSE100 index and the ISEQ 20.

As outlined in note 1 to the Consolidated Financial Statements, following the acquisition of the LH Assets, the Group is organised into seven business segments reflecting the Group’s organisational structure in 2015. These segments are outlined further in the sections that follow.

In the detailed description of the Group’s business that follows, estimates of the Group’s various aggregates and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

As a result of planned geographic diversification since the mid-1970s, the Group has expanded by acquisition and organic growth into an international manufacturer and supplier of building materials. CRH is now a leading global diversified building materials group employing approximately 89,000 people at over 3,900 operating locations in 31 countries worldwide. For over four decades, the Group has developed and implemented a proven model of business improvement. By building better businesses across our international operations, we are the second largest building materials company globally and the largest in North America. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America.

The principal subsidiary undertakings and equity accounted investments are listed in Exhibit 8 to this Annual Report on Form 20-F, which is incorporated herein by reference.

CRH Annual Report on Form 20-F |  2015

Business Overview

The percentage of Group revenue and operating profit for each of the seven reporting segments for 2015, 2014 and 2013 is as follows:

Business Overview
	2015		2014		2013
	Revenue	Operating profit	Revenue	Operating profit	Revenue	Operating profit
Share of revenue and operating profit

Europe Heavyside(i)	15%	11%	21%	16%	21%	(395%)

Europe Lightside	4%	6%	5%	8%	5%	28%

Europe Distribution	18%	7%	21%	12%	22%	106%

Americas Materials	27%	48%	27%	39%	26%	226%

Americas Products	16%	19%	17%	16%	17%	68%

Americas Distribution	10%	9%	9%	9%	9%	67%

LH Assets(ii)	10%	0%	-	-	-	-
Total	100%	100%	100%	100%	100%	100%
(i)	See “Business Operations in Europe” on page 20 for details of non-European countries grouped with Europe for reporting purposes.

(ii)	The post-acquisition operating profit for LH Assets reported by CRH in 2015 is stated after charging transaction costs of €144 million (see note 30) and other one-off costs of €53 million.

A cement kiln at CRH Serbia’s Novi Popovac production plant, which produced 520,000 tonnes of cement and 360,000 tonnes of clinker in 2015.

CRH Annual Report on Form 20-F | 2015

Operational Snapshot

Sector exposure and end-use based on 2015 annualised EBITDA (as defined)*

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

**	Net Assets at 31 December 2015 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

CRH Annual Report on Form 20-F |  2015

LH Assets

	€ million	% of Group
Sales	2,418	10%
EBITDA (as defined)*	171	8%
Net Assets**	6,785	32%

Geography

Americas
25%
Asia
10%
CEE
15%
Europe West
50%

Sector Exposure

Residential	35%
Non-residential	30%
Infrastructure	35%

End-use

New	70%
RMI	30%

Annualised Production Volumes[1]

Cement - 23.0m tonnes[2]; Aggregates - 86.4m tonnes (95.1m tonnes†)[2]; Asphalt - 9.0m tonnes[2]; Readymixed Concrete - 11.0m m^3

Americas Materials

	€ million	% of Group
Sales	6,400	27%
EBITDA (as defined)*	912	41%
Net Assets**	5,738	28%

Geography

West
30%
East
70%

Sector Exposure

Residential	15%
Non-residential	30%
Infrastructure	55%

End-use

New	35%
RMI	65%

Annualised Production Volumes[1]

Aggregates - 143.3m tonnes (144.1m tonnes†)[2]; Asphalt - 43.1m tonnes (44.5m tonnes†)[2]; Readymixed Concrete - 6.0m m^3 (6.2m m^3†)

Americas Products

	€ million	% of Group
Sales	3,862	16%
EBITDA (as defined)*	391	18%
Net Assets**	3,194	15%

Products

Building
Envelope
30%
Precast
20%
APG
50%

Sector Exposure

Residential	40%
Non-residential	55%
Infrastructure	5%

End-use

New	55%
RMI	45%

Annualised Production Volumes[1]

Concrete masonry, patio products pavers – 9.2m tonnes[2]; Pre-packaged concrete mixes – 3.3m tonnes[2]; Pre-packaged lawn & garden products – 5.2m tonnes[2]; Precast concrete products – 1.2m tonnes[2]; Pipe and prestressed concrete – 0.4m tonnes[2]; Building envelope products –7.6m square metres, 67,000 SKUs

Americas Distribution

	€ million	% of Group
Sales	2,229	10%
EBITDA (as defined)*	140	6%
Net Assets**	731	3%

Activities

Interior
40%
Exterior
60%

Sector Exposure

Residential	50%
Non-residential	50%
Infrastructure	0%

End-use

New	45%
RMI	55%

Outlets

Exterior products – 144; Interior products – 53

1	Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes produced.

2	Throughout this document tonnes denote metric tonnes (i.e. 1,000 kilogrammes).

†

Including equity accounted investments; the volumes quoted above for Europe Heavyside also include the Group’s share of production volumes in the businesses in China and India in which CRH has equity accounted investments.

Operational Reviews

Finland
Norway
Sweden
Estonia
St. Petersburg Region of Russia
Denmark
Ireland
Britain
Netherlands
Belgium
Poland
Germany
Ukraine
Slovakia
Austria
Hungary
France
Switz.
Romania
Italy
Portugal
Spain
Singapore and Malaysia
Australia

CRH Annual Report on Form 20-F |  2015

CRH in Europe*

CRH is a regional leader in the manufacture and supply of building materials to construction markets in Europe and strives to maintain

No. 1 and No. 2 market positions in its various product segments across a range of European countries.

The European operations are comprised of three divisions: Heavyside, Lightside and Distribution. The Heavyside operations produce cement, aggregates, asphalt, readymixed concrete, precast concrete and concrete landscaping. Our Lightside operations manufacture construction accessories, shutters and awnings, fencing and composite access chambers. In Distribution, we are a leading player in builders merchanting, DIY and sanitary, heating and plumbing.

Operating across Western and Eastern Europe, more than 32,000 people are employed by our businesses at approximately 1,500 locations.

The limestone quarry at Trzuskawica’s plant at Sitkówka. The plant is located near the city of Kielce, an area rich in limestone. This is one of the biggest quarries in Poland, with yearly extraction of up to 6m tonnes of high quality limestone in peak years.	Metal Inert Gas (MIG) welding of a stainless steel brick cladding support system at Ancon’s 6,500m2 manufacturing facility in Sheffield, UK. Ancon, part of Europe Lightside, is a two-time winner of the Queen’s Award for Enterprise.	Raboni, a general builders merchant, supplies a wide range of building materials to professional contractors in the Normandy and Paris regions of France.

*	A map showing the countries, including in Europe, where the newly acquired LH Assets are located is shown on page 32.

CRH Annual Report on Form 20-F | 2015

Business Operations in Europe

Europe Heavyside

Europe Heavyside’s strategic goal is to be the leading vertically integrated heavyside business in Europe, building leading regional positions in businesses that have the potential to grow further in the large European construction markets. With a balanced approach to demand exposure, product penetration and maximising the benefits of scale and best practice, our business is well differentiated in the marketplace. Enhanced alignment and collaboration leads to value creation throughout our extensive network of well-invested facilities across the division.

Europe Heavyside comprises cement, aggregates, asphalt and concrete operations organised into two regional divisions: Western Europe, which includes primarily Switzerland, Germany, Benelux, France, Denmark, Ireland and Spain; and Eastern Europe which includes Poland, Ukraine and Finland. The business model of vertical integration is founded in resource-backed cement and aggregates assets, which support the manufacture and supply of cement, aggregates, readymixed and precast concrete, concrete landscaping and asphalt products. As a result, extending reserves is an ongoing process and a key focus for the Heavyside business. We place great emphasis on performance improvement initiatives across the business and seek to create value through optimisation of the asset base, maximising Group synergies and leveraging commercial and operational excellence. The scale of our operations provides economies in purchasing and logistics management and our commitment to sustainability is evidenced by greater use of alternative fuels and the manufacture of low carbon cements.

The Europe Heavyside development strategy is currently focused on integration of our recent acquisitions, maximising the synergies to be gained. We remain focused on bolt-on acquisitions for synergies, reserves and further vertical integration, in addition to opportunities in contiguous regions to extend and strengthen regional positions. Our portfolio is managed through a focus on value creation, with a strong pipeline of opportunities across regions, including developing markets in Eastern Europe that offer long-term growth potential. As part of CRH’s ongoing strategy to optimise our portfolio, Europe Heavyside completed a total of 14 divestments in 2015, including the disposal of its 25% equity interest in Mashav, the holding company for the sole producer of cement in Israel, in December 2015.

In total Europe Heavyside employs approximately 16,100 people at close to 700 locations in 19 countries.

Cement

Cement is a primary building material used in the construction industry. It is manufactured by reacting limestone with small quantities of other materials in a kiln through a carefully controlled high temperature process. This produces clinker, which is then milled into a fine powder to become cement. Cement production is capital-intensive. Cement is used principally as a binding agent to bind other materials together – most commonly it is mixed with sand, stone or other aggregates and water. Cement customers primarily comprise concrete producers and merchants supplying construction contractors and others. Where CRH has both cement and concrete operations, a significant portion of cement sales is supplied to those concrete operations. While cement or clinker may be imported from other countries, competition comes mainly from other large cement producers located within each country. CRH’s cement activities in Belgium and the Netherlands relate to clinker grinding and cement transport and trading respectively.

CRH Annual Report on Form 20-F |  2015

Aggregates

Aggregates are naturally occurring sand, gravel or crushed stone deposits such as granite, limestone and sandstone. Recycled (end-of-life) concrete increasingly features as an aggregate. CRH cement plants are generally located at or near the limestone reserves used to supply the plants. In Finland, CRH buys the aggregate raw materials for its two cement plants, as the Group does not own limestone reserves near the plants. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 36 and 37.

Readymixed Concrete and Concrete Products

In addition to readymixed concrete, CRH manufactures other concrete products for two principal end-uses: pavers, tiles and blocks for architectural use, and floor and wall elements, beams and vaults for structural use. In addition, sand-lime bricks are produced for the residential market. Principal raw materials include cement, crushed stone and sand and gravel, all of which are readily available locally.

Aggregates, asphalt and related services are sold principally to local government highway authorities and to contractors. Readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and paving) are sold to both the public and private construction sectors. Competition comes mainly from other large aggregates, asphalt, readymixed concrete and concrete products producers, as well as from a variety of smaller manufacturers in local economies.

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

Products and Services -Locations(i)

Cement

Belgium, Finland, Ireland, Netherlands, Poland, Spain, Switzerland, Ukraine, United Kingdom

Aggregates

Estonia, Finland, Ireland, Netherlands, Poland, Slovakia, Spain, Switzerland, Ukraine

Asphalt

Ireland, Poland, Switzerland

Readymixed Concrete

Estonia, Finland, Ireland, Netherlands, Poland, Spain, Switzerland, Ukraine

Lime

Ireland, Poland

Concrete Products

Belgium, Denmark, Finland, France, Germany, Hungary, Ireland, Netherlands, Poland, Romania, Slovakia, Spain, Ukraine

Clay Products

Germany, Netherlands, Poland

(i)	Excludes joint venture and associate interests. Results for these entities are equity accounted in the Consolidated Financial Statements.

CRH Annual Report on Form 20-F | 2015

Business Operations in Europe | continued

Europe Lightside

Europe Lightside’s strategy is to build and grow scalable businesses in construction markets across a range of products and end-use segments. We operate a portfolio of business platforms which focus on increasing the penetration of our range of high-quality, value-added products, and create competitive advantage through strong customer relationships and service.

We realise commercial, operational and procurement synergies across the larger network to benefit from scale and best practice, and leverage a range of flagship brands at a regional, European and global level. There is a continuous focus on product innovation and development and we work with specialist end-users, such as architects and engineers, to develop design solutions that are approved and certified for individual target markets.

The Division is organised into three business areas: Construction Accessories, Shutters & Awnings, and Fencing & Cubis Access Chambers. Our development strategy is to deepen our positions in existing business platforms in developed Europe, to broaden our differentiated product portfolio through selected new growth platforms, and to expand our presence in developing regions as construction markets in those regions become more sophisticated. This strategy complements CRH’s aim to provide innovative solutions that meet the longer-term opportunities presented by economic development, changing demographics and sustainability.

We draw upon an established record of enabling mature and high-growth businesses alike to expand their offerings, and develop their markets. Lightside has historically achieved consistently attractive returns; this reflects active, balanced management of our product range and our geographic and business cycle exposures.

Employees total approximately 4,800 people at over 100 operating locations in 16 countries.

Construction Accessories

Our Construction Accessories business supplies a broad range of connecting, fixing and anchor systems to the construction industry.

Shutters & Awnings

Shutters & Awnings serve the attractive RMI and residential end-use markets, supplying solar shading, terrace roof and window protection solutions.

Fencing & Security

Fencing designs, manufactures and installs fully integrated perimeter security solutions.

Cubis

Cubis manufactures composite access chambers and access covers for telecoms, rails, roads, water and power.

Competition comes mainly from a number of multi-country Lightside suppliers as well as from a variety of smaller manufacturers in local economies and from more traditional products/solutions (substitutes).

Products and Services -Locations

Construction Accessories

Australia, Austria, Belgium, China, France, Germany, Ireland, Italy, Malaysia, Netherlands, Norway, Poland, Spain, Switzerland, Sweden, United Kingdom

Shutters & Awnings

Germany, Netherlands, United Kingdom

Fencing & Security and Cubis (Composite Access Chambers)

Australia, France, Germany, Ireland, Netherlands, Sweden, United Kingdom

CRH Annual Report on Form 20-F |  2015

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

From an established base in the Netherlands, CRH has expanded its leading Builders Merchants positions in Switzerland, Northern Germany, Austria and France servicing the growing repair, maintenance and improvement construction sector. Our Professional Builders Merchants sell a range of bricks, cement, roofing and other building products mainly to small and medium-sized builders.

In addition Europe Distribution is growing its DIY “GAMMA” format in the Benelux. The DIY Europe platform operates under four different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany) and Maxmat (Portugal) selling to DIY enthusiasts and home improvers.

We believe substantial opportunities remain to expand our existing network in core European markets and to establish new platforms aimed at increasing our exposure to growing RMI market demand. An example is CRH’s entry in recent years into the developing Sanitary, Heating and Plumbing (“SHAP”) distribution market, which has since replicated and expanded to service the specialist needs of plumbers, heating specialists and installers, and of gas and water technicians.

Europe Distribution employs approximately 11,400 people at over 650 locations across 7 countries.

Professional Builders Merchants

Professional Builders Merchants cater to the heavyside sector and competition is encountered primarily from other merchanting chains and local individual merchants. In the Netherlands and Switzerland, the Group has a strong position as the leading builders merchant. CRH is a major regional distributor in France, with 56 locations. The Group also has a strong regional presence in the northwest of Germany.

DIY

CRH operates 134 Karwei and GAMMA DIY stores in the Netherlands and 19 GAMMA stores in Belgium. The stores operate within the Intergamma franchise organisation, the largest DIY group in the Benelux. Buying and advertising is undertaken by Intergamma, which is owned by its franchisees. In Germany, Bauking operates 30 DIY stores under the brand name Hagebau. In Portugal, Maxmat is a 50% joint venture cash and carry DIY chain with 31 stores.

Sanitary, Heating and Plumbing (“SHAP”)

Our SHAP distribution business has been key to strengthening our exposure to growing RMI market demand. It operates in Belgium, Germany and Switzerland. CRH is a leading SHAP distributor in Belgium where the group now has over 40 locations. In Switzerland, the Group has a strong position as a country-wide supplier of SHAP products.

Associate Interests

CRH holds a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region.

Products and Services -Locations(i)

Professional Builders Merchants

Austria, Belgium, France, Germany, Netherlands, Switzerland

Sanitary, Heating and Plumbing (SHAP)

Belgium, Germany, Switzerland

DIY Stores

Belgium, Germany, Netherlands

(i)	Excludes joint venture and associate interests. Results for these entities are equity accounted in the Consolidated Financial Statements.

British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
Washington
Montana
North Dakota
Minnesota
Wisconsin
Michigan
New York
Maine
Oregon
Idaho
Wyoming
South Dakota
Iowa
Nebraska
Pennsylvania
Ohio
Indiana
Illinois
Nevada
Utah
Colorado
Kansas
Missouri
W. Virginia
Virginia
Kentucky
California
Arizona
New Mexico
Oklahoma
Arkansas
Tennessee
N. Carolina
S. Carolina
Texas
Louisiana
Mississippi
Alabama
Georgia
Florida
1. Vermont
2. New Hampshire
3. Massachusetts
4. Rhode Island
5. Connecticut
6. New Jersey
7. Delaware
8. Maryland
Hawaii
Alaska

CRH Annual Report on Form 20-F |  2015

CRH in the Americas

CRH is the largest building materials company in North America. We operate in all 50 US states and in six Canadian provinces.

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

Close to 40,000 people are employed by CRH in the Americas, with operations at over 1,700 locations.

The Shelly Company’s Smith Concrete, supplied 35,000 cubic yards of concrete for the US$45 million Bridge of Honor. The bridge is a cast-in-place segmental concrete edge girder system with transverse floor beams. The bridge, which has a span of 675-feet, connects the cities of Pomeroy, Ohio, and Mason, West Virginia, across the Ohio River.	A rigorous quality assurance process at the Anjou Plant in Quebec, Canada, ensures that our customers receive world-class quality products and service. For more than 60 years, Oldcastle Architectural has been Canada’s leader in concrete products, offeringing leading-edge design options for residential and commercial applications.	Tri-Built Materials Group, the private-label division of Allied Building Products, has been well received and now includes more than 30 residential and commercial accessory products.

CRH Annual Report on Form 20-F | 2015

Business Operations in the Americas

Americas Materials

Americas Materials’ strategy is to build strong regional leadership positions underpinned by well-located, long-term reserves. We are the largest producer of asphalt and the third largest producer of both aggregates and readymixed concrete in the United States. We operate nationally in 44 states with over 13 billion tonnes of aggregates reserves of which circa 80% are owned. The business is vertically integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 55% exposure to infrastructure, the business is further integrated into asphalt paving services through which it is the leading supplier of product to highway repair and maintenance demand in the United States.

Our national network of operations and deep local market knowledge drive local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector where the top ten industry participants account for just 35% of aggregates production, 25% of asphalt production and 25% of readymixed concrete production, CRH’s strategy is to position the business to participate as the industry consolidates further.

Americas Materials employs approximately 18,500 people at close to 1,200 operating locations.

For additional information on the location and adequacy of all the Group’s mineral reserves, see the Mineral Reserves section on pages 36 and 37.

Americas Materials is broadly self-sufficient in aggregates and its principal purchased raw materials are liquid asphalt and cement used in the manufacture of asphalt and readymixed concrete respectively. These raw materials are available from a number of suppliers. There is a continued focus on improving bitumen and energy purchasing and we continue to source the lowest cost alternative energy for use in asphalt production.

Federal, state and local government authority road and infrastructural projects awarded by public bid represent a significant proportion of work carried out by the Division. Americas Materials also has a broad commercial base, supplying stone, readymixed concrete and asphalt for industrial, office, shopping mall and private residential development and refurbishment.

Americas Materials is organised geographically into East and West, divided into four further sub-regions.

East

Northeast (including operations in Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, New York, New Jersey and Connecticut);

Mid-Atlantic (Pennsylvania, Delaware, Virginia, West Virginia, Maryland, Kentucky, North Carolina and Tennessee);

Central (Ohio, Indiana and Michigan); and

Southeast (Alabama, Georgia, Mississippi, South Carolina and Florida).

West

Great Plains (Oklahoma, Arkansas, Missouri, Kansas, Iowa, Nebraska, Minnesota, Illinois and South Dakota);

Southwest (Texas);

Mountain West (Colorado, Wyoming, Utah, New Mexico, southern Idaho, Nevada and Arizona); and

Northwest (Washington, Oregon, Montana and northern Idaho).

Products and Services -Locations

Aggregates

United States

Asphalt

United States

Readymixed Concrete

United States

Preferred
MATERIALS, INC.
ABOVE AND BEYOND
Preferred
MATERIALS, INC.
WHATEVER IT

CRH Annual Report on Form 20-F | 2015

Business Operations in the Americas | continued

Americas Products

Americas Products’ strategy is to build a portfolio of businesses which have leading market positions across a balanced range of products and end-use segments. Our activities are organised into three product groups under the Oldcastle brand: Architectural Products (concrete masonry and hardscapes, packaged lawn and garden products, packaged cement mixes); Precast (utility, drainage and structural precast, construction accessories); and BuildingEnvelope® (architectural glass, aluminium glazing systems, customised hardware products to glass and glazing industry). The Group’s commitment to building better businesses is reflected in its coordinated approach at national and regional levels to achieve economies of scale and to facilitate the sharing of best practices which drive operational and commercial improvement. Innovation is a hallmark of the business and through Oldcastle’s North Americas research and development centres, a pipeline of value-added products and design solutions is maintained.

The CRL acquisition completed in September 2015 includes 28 operating locations in the US, five in Canada, four in Europe and two in Australia.

In the context of the detailed review of the portfolio undertaken by the Group in 2014, CRH completed multiple divestments in 2015, including our Merchants Metals fencing business and a lightweight aggregates division, both in the United States. In addition, CRH’s operations in South America were also divested.

A national business operating in 38 US states and six Canadian provinces, CRH has the breadth of product range and national footprint that combines providing a national service to customers with the personal touch of a local supplier. Focusing on strategic accounts and influencers in the construction supply chain, the Oldcastle Building Solutions group provides an additional avenue for growth as it is well-positioned in the industry to create value for stakeholders across all phases of construction.

The number of employees in this division totals approximately 17,900 at over 350 locations.

Building Products

Architectural Products Group (“APG”) services the United States and Canada from 184 operating locations in 35 states and six Canadian provinces. The residential and non-residential sectors combined account for nearly all of APG’s output, a significant proportion of which is used in the RMI and Do-It-Yourself (“DIY”) sectors. Competition for APG arises primarily from other locally-owned products companies. Principal raw material supplies are readily available.

APG’s concrete masonry products are used for cladding, walls and foundations. Hardscape products comprise pavers, retaining wall products and patio products. Lawn and garden products, mainly bagged and bulk mulch, soil and specialty stone products, are marketed to major DIY and homecenter chains across the United States. Cement mixes, marketed under brands such as Sakrete® and Amerimix®, are also an important product line.

The Precast group produces precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in the United States and Canada with 78 operating locations in 25 states and the province of Quebec.

The most significant precast concrete products are underground vaults sold principally to water, electrical and telephone utilities. Other precast items include drainage and sanitary sewer products such as pipe, manholes, inlets and catch basins, and street and highway products such as median barriers, culverts and short span bridges.

CRH Annual Report on Form 20-F |  2015

In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product. Plastic enclosures are also supplied to water, electrical and telephone utilities. Polymer trench is sold to the electric and railroad markets.

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

Precast also includes the Meadow Burke operation, which supplies thousands of specialised products used in concrete construction activities.

BuildingEnvelope® (“OBE”) custom manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With over 6,000 people and 89 locations in 23 states and four Canadian provinces, OBE is the largest supplier of high-performance glazing products and services in North America, delivering to all of the top 50 Metropolitan Statistical Areas (MSAs) in the United States and to Canada.

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

Our new CRL business designs, engineers, and manufactures frameless shower door hardware and a wide range of architectural hardware, including commercial and residential architectural railings and hardware for “all-glass” commercial entrances. In addition, CRL distributes glass installation tools, supplies and equipment to professional glaziers and glass shops which service commercial and residential markets.

Products and Services -Locations

Architectural Concrete

Canada, United States

Precast Concrete, Pipe and Prestress Products

Canada, United States

Glass Fabrication

Canada, United States

Glazing Systems

Canada, United States

Concrete Accessories

United States

Custom Door Hardware and Glazing Installation Products

Australia, Canada, Denmark, Germany, United Kingdom, United States

CRH Annual Report on Form 20-F | 2015

Business Operations in the Americas | continued

Americas Distribution

Americas Distribution strategy is focused on being the supplier of choice to specialty contractors of Exterior Products, (roofing and siding), and Interior Products, (ceilings and walls), as well as primarily residential Solar Roofing panels.

Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average lifespan of 25 to 30 years.

Demand for Interior Products is primarily driven by the new residential, multi-family and commercial construction markets.

Through CRH’s commitment to continuously making businesses better, we employ state-of-the-art customer facing IT technologies, disciplined and focused cash and asset management, and well established procurement and commercial systems to support supply chain optimisation and enable us to provide superior customer service.

Americas Distribution operates in 31 states, with growth opportunities which include investment in new and existing markets, in complementary private label and energy-saving product offerings, and in other attractive building materials distribution segments that service professional dealer networks.

The division employs approximately 3,900 people at close to 200 locations.

Allied Building Products delivering the PVC Roofing System for the new 500,000 square foot Fresh Direct distribution centre and corporate headquarters at the Harlem River Yards in the South Bronx, New York.

Americas Distribution, trading as Allied Building Products (“Allied”) is a large distributor in the roofing, siding and interior products segments in the United States. Allied’s Exterior Products segment distributes both commercial and residential roofing, siding and related products and accounts for approximately 60% of annualised Distribution sales. Allied’s Interior Products segment distributes primarily to specialised contractors who are involved in new residential, multi-family and commercial construction.

Products and Services -Locations

Exterior Products

United States

Interior Products

United States

30

CRH Annual Report on Form 20-F | 2015

Britain
Germany
France
Slovakia
Hungary
Romania
Serbia
Philippines
Canada & US
Brazil
Philippines

32

CRH Annual Report on Form 20-F |  2015

LH Assets

CRH’s vision is to be the leading building materials business in the world. To achieve this vision, the Group makes large or transformational acquisitions from time to time when the strategic rationale and opportunity is compelling.

During 2015, the opportunity arose for CRH to acquire certain assets from Lafarge S.A. and Holcim Limited for a total enterprise value of €6.5 billion. These assets have leading market positions and produce cement, aggregates, readymixed concrete and asphalt and related construction activities globally. The products produced by the LH Assets are broadly the same as those products produced by our Europe Heavyside segment, described on pages 20 to 21.

For CRH there were five compelling rationales for this acquisition: the quality of the assets being acquired; their strategic fit with our existing range of businesses; the timing of the acquisition at the right point of the cycle; the value creation potential inherent in the deal; and maximising returns through capital efficiencies.

The newly acquired heavyside assets delivered four regional platforms for growth in one global deal. We are now the second largest global provider of aggregates with a circa 45% increase in volumes, while our cement volumes have more than doubled.

The four regional platforms are: Western Europe (UK, France/La Reunion, Germany), Central and Eastern Europe (Romania, Slovakia, Hungary, Serbia), the Americas (Canada, United States, Brazil) and Asia (Philippines), and a programme of integration to CRH’s existing business is well underway.

CRH holds a 50% equity interest in a number of joint ventures. These joint ventures are mainly located in the UK. Our joint venture operations are principally engaged in the manufacture and supply of cement and aggregates products.

As at 31 December 2015, LH Assets employs 16,000 people, at over 700 locations, in 11 countries.

Products and Services -Locations(i)

Cement

Brazil, Canada, France (including La Reunion), Germany, Hungary, Philippines, Romania, Serbia, Slovakia, United Kingdom, United States

Aggregates

Canada, France (including La Reunion), Philippines, Romania, Slovakia, Serbia, United Kingdom

Asphalt

Canada, United Kingdom

Readymixed Concrete

Canada, France (including La Reunion), Germany, Hungary, Romania, Slovakia, United Kingdom

Lime

United Kingdom

(i)	Excludes joint venture and associate interests. Results for these entities are equity accounted in the Consolidated Financial Statements

Northeast China
Provinces:
Heilongjiang
Jilin
Liaoning
Southern India
States:
Andhra Pradesh
Telangana

34

CRH Annual Report on Form 20-F |  2015

CRH in China & India

Equity Accounted Investments

CRH has established strategic footholds in China and India over the last eight years. Our strategy is to build select leading regional positions to enable us to benefit from industrialisation, urbanisation and population growth in these developing economies over the coming decades.

The Group has a 26% stake in associate Yatai Building Materials, which is a market leader in building materials in Northeast China. In India, we have a 50% Joint Venture with My Home Industries Limited (“MHIL”) which is a leading player in the southern state of Andhra Pradesh and Telangana. In 2013, we also opened a regional headquarters in Singapore.

CRH operations in China and India employ circa 10,000 people.

China

Market conditions in 2015 were very challenging as the Chinese economy moves towards a more sustainable level of growth. This has impacted negatively on the construction industry. Performance at our 26% associate, Yatai Building Materials, which is a market leader in Northeast China with a capacity of 32 million tonnes of cement, continues to be affected by lower volumes and selling prices, partially offset by lower energy costs.

India

CRH has a cement capacity of 8 million tonnes across three locations in Southern India, where it operates through a 50% Joint Venture, MHIL. The regional market has a cement consumption of 76 million tonnes and MHIL is the market leader in southern states of Andhra Pradesh and Telangana.

In 2015, MHIL sales grew by 5% helped by better pricing and the benefit of clinker exports to Sri Lanka and Bangladesh. The lower cost of raw materials and fuels and the focus on commercial and operational excellence also resulted in higher trading profits in 2015.

Products and Services - Locations

Cement

China, India

Aggregates

China, India

Readymixed Concrete

China, India

Precast Concrete

China

Commissioned in 2009, this 3.7km conveyor belt feeds crushed limestone to two 5,000 tonne per day kilns in Shuangyang Cement Plant which is located in the northeast of China.

CRH Annual Report on Form 20-F | 2015

Mineral Reserves

Activities with Reserves Backing(i)

			Property acreage				% of mineral
			(hectares)(ii)				reserves by rock type
		No. of			Proven &					2015
	Physical	quarries/			probable	Years to	Hard	Sand &		Annualised
	Location	pits	Owned	Leased	Reserves(iii)	Depletion(iv)	rock	gravel	Other	Extraction(v)
Europe Heavyside
	Ireland	2	249	-	215	109	100%	-	-	2.4
	Poland	2	293	-	185	46	93%	6%	1%	4.2
Cement	Spain	1	33	-	85	366	100%	-	-	0.4
	Switzerland	3	93	6	31	21	91%	-	9%	1.4
	Ukraine	3	279	-	158	51	81%	-	19%	3.0

	Finland	151	640	436	192	17	70%	30%	-	11.0
	Ireland	125	5,110	70	1,073	94	88%	12%	-	12.9
Aggregates	Poland	4	273	-	182	40	96%	4%	-	4.6
	Spain	11	138	167	96	44	99%	1%	-	1.8
	Other	36	214	559	172	23	76%	24%	-	7.9

Lime	Ireland, Poland	3	105	-	161	160	100%	-	-	1.4

Clay	Poland	13	1,851	28	32	115	-	17%	83%	0.3

Subtotals		354	9,278	1,266	2,582		88%	10%	2%

Americas Materials
Aggregates	East	287	25,823	5,633	9,286	120	87%	13%	-	84.6
	West	452	19,517	15,256	3,888	69	45%	55%	-	57.4

Subtotals		739	45,340	20,889	13,174		75%	25%	-

LH Assets
	Brazil	3	1,072	-	169	89	100%	-	-	2.2
	Canada	2	691	-	300	106	100%	-	-	3.0
	France	3	376	-	155	81	100%	-	-	1.9
	Germany	3	321	-	164	54	100%	-	-	3.0
	Philippines	11	2,061	17	189	31	100%	-	-	6.6
Cement	Romania	5	-	881	241	79	73%	-	27%	3.7
	Serbia	2	81	42	109	185	100%	-	-	0.6
	Slovakia	5	193	318	307	113	92%	-	8%	2.1
	UK	7	1,498	150	251	63	100%	-	-	4.0
	United States	4	527	19	31	76	100%	-	-	0.4

	Canada	23	3,035	94	481	29	81%	19%	-	16.8
	France	47	552	1,017	250	24	67%	33%	-	10.3
	La Reunion	3	-	54	4	4	-	100%	-	1.0
Aggregates	Romania	24	-	922	121	50	94%	6%	-	2.4
	Slovakia	4	554	-	19	25	-	100%	-	0.8
	UK	177	11,223	6,407	1,438	33	89%	11%	-	43.6

Lime	UK	1	209	3	39	36	100%	-	-	1.1

Subtotals		324	22,393	9,924	4,268		90%	8%	2%

Group totals		1,417	77,011	32,079	20,024		79%	20%	1%

(i)	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

(ii)	1 hectare equals approximately 2.47 acres.

(iii)	Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable. All of the proven and probable reserves are permitted and are quoted in millions of tonnes.

(iv)	Years to depletion is based on the average of the most recent three years annualised production.

(v)	Annualised extraction is quoted in millions of tonnes.

CRH Annual Report on Form 20-F |  2015

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

The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2015 other than in business combination activities and specific instances where such review was warranted.

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

Pennsy Supply’s Prescott Quarry in Lebanon, Pennsylvania, was recognised by Oldcastle Materials Group’s Aggregates National Performance Committee as Most Improved in the National Large Quarry Category in 2015. Local management successfully adjusted its operations plan to achieve higher volumes while reducing cost.

CRH Annual Report on Form 20-F | 2015

Property, Plants and Equipment

At 11 March 2016, CRH had a total of 2,999 building materials production locations and 861 Merchanting and DIY locations. 1,749 locations are leased, with the remaining 2,111 locations held on a freehold basis.

The significant subsidiary locations are the cement facilities in the Philippines, Poland, Ukraine, the UK, Romania, Canada, Slovakia, Ireland, Germany, France and Brazil. The capacity for these locations is set out in the table below. Further details on locations and products manufactured are provided in the Business Operations sections on pages 20 to 35. None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 161 and in note 13 to the Consolidated Financial Statements on page 188.

Significant Locations – Clinker Capacity

		Number of	Clinker Capacity
Subsidiary	Country	plants	(tonnes per hour)

Republic Cement	Philippines	5	613

Grupa Ożarów	Poland	1	342

OJSC Podilsky Cement	Ukraine	1	313

Tarmac	UK	3	306

CRH Romania	Romania	2	305

CRH Canada	Canada	2	294

CRH Slovakia	Slovakia	2	290

Irish Cement	Ireland	2	288

Opterra	Germany	2	268

Eqiom	France	3	243

CRH Brazil	Brazil	3	200

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely, aggregates are found. CRH is a significant purchaser of certain important materials or resources such as cement, liquid bitumen, steel, gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials or resources, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen, steel and fuel.

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.1 to this Annual Report on Form 20-F.

CRH Annual Report on Form 20-F |  2015

Development Review

2015

During 2015, the Group completed 20 bolt-on acquisition and investment transactions. These deals, together with the acquisition of the LH Assets, the CRL acquisition and net deferred consideration payments, brought development spend for 2015 to approximately €8 billion. Further details on the LH Assets acquisition is included in the Business Performance Review on page 79.

In Europe, four bolt-on acquisitions and one investment with a total cost of €20 million were completed. Our Lightside business completed one acquisition in Australia and a small further investment in the Netherlands, accelerating the introduction of the Cubis access chamber range to Australia’s growing market and adding annualised sales of €24 million. Our Heavyside operations set up a new joint venture with its existing readymixed concrete operations in St. Petersburg, Russia in addition to acquiring a concrete paviour production plant in Poland. Our Distribution business acquired the plumbing operations of a steel and tool merchant in the Bern area of Switzerland.

Ten bolt-on acquisitions and two investments were completed by our Americas Materials Division in 2015 adding annualised sales of US$200 million and over 253 million tonnes of aggregates reserves. Our Americas Products Division completed three transactions in 2015 adding annualised sales of US$55 million.

A total of 30 divestments, together with asset disposals during the year, generated proceeds of €1 billion; the largest of which was the sale of the clay and concrete products operations in the UK and the Group’s clay business in the US for €0.43 billion, bringing the cumulative proceeds from the divestment programme since mid-2014 to €1.4 billion.

Our Europe Heavyside business completed 13 further divestments in 2015, the largest of which was the disposal of CRH’s 25% equity stake in its Israeli operation. Other disposals comprised a number of non-core readymixed concrete and concrete products businesses. One small disposal was completed by the Europe Lightside Division, while the Distribution Division disposed of its 45% stake in Doras, a builders merchant in France.

In the Americas, our Materials Division disposed of five non-core operations. Our Products Division sold six operations across the United States, including the disposal of Merchants Metals, a national distributor of fencing systems and perimeter control products. The Products Division also divested of all of its businesses in Argentina and Chile.

We remain focused on optimising our portfolio to meet our financial objectives and prioritising the allocation and reallocation of capital to support profitable growth.

2014

Total acquisition and investment activity for 2014 amounted to €188 million on a total of 21 bolt-on transactions. Our Heavyside operations in Europe acquired selected readymixed concrete and aggregates assets of Cemex Ireland (including 12 million tonnes of high quality reserves) and a precast concrete business in Denmark. Our Europe Distribution business completed six acquisitions in the Benelux, France and Germany which added a total of nine branches to our network.

Eight bolt-on acquisitions were completed by our Americas Materials Division in 2014 across the United States adding over 230 million tonnes of aggregates reserves. Our Americas Products Division completed five transactions in the Precast, Architectural Products and Construction Accessories businesses.

A total of 16 divestments, together with asset disposals, generated proceeds of €345 million in 2014.

In Europe, the disposal of CRH’s 50% equity stake in Denizli Çimento, the Group’s only involvement in the Turkish construction market, was the largest single divestment to complete in 2014, realising proceeds of €170 million. The Heavyside Division also disposed of a number of readymixed concrete and concrete products businesses, while all three European Divisions realised proceeds from the disposal of surplus assets. As most of the divested entities had been equity accounted by CRH, the impact of these divestments on 2014 Group sales was not material.

In the Americas, our Materials Division disposed of several non-core operations across the United States. The Products Division sold five operations in the Precast, Architectural Products and Building Envelope businesses.

2013

Total acquisition and investment activity for 2013 amounted to €720 million on a total of 28 bolt-on transactions. Eight transactions were completed by our Europe Heavyside operations, including the acquisition of Cementos Lemona in Spain as part of the asset swap in which we divested our 26% stake in Corporacion Uniland. In September 2013 the Group became the leading cement producer in Ukraine with the acquisition of Mykolaiv Cement in the Lviv region. Two other transactions strengthened our aggregates position in Northern Ireland and expanded our network of cement import facilities in Britain while an acquisition in Belgium established the Group as market leader in the pre-stressed hollowcore flooring segment. Three acquisitions in the Europe Distribution segment added 13 branches to our network of builders merchants across the Benelux and France. Our joint venture business in India also strengthened its market position in Southern India with the acquisition of Sree Jayajothi Cements in August 2013.

In the Americas, the Materials Division completed ten bolt-on transactions across its operations in 2013, adding 457 million tonnes of strategically-located aggregates reserves, primarily in the Eastern region of the United States. Our Products business significantly expanded its presence in the high growth region of Western Canada with an acquisition which complements the footprint of our existing North American architectural products business and forms a platform for further bolt-on opportunities. Three other acquisitions in the Products segment strengthened our local market positions. The Distribution business completed three acquisitions adding eight locations to our network.

Proceeds from divestments during 2013, amounted to €283 million.

CRH Annual Report on Form 20-F | 2015

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

At each year-end, the ELOs assist the Group Corporate Social Responsibility “CSR” & Sustainability team in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

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

Having achieved its initial CO2 reduction commitment three years ahead of target in 2012, CRH has now pledged a 25% reduction in specific net CO2 cement plant emissions by 2020, compared to 1990 levels. The Group is progressing successfully towards achieving this commitment, which is supported by a strategic investment programme and covers a defined portfolio of Group cement plants. CRH is currently working to integrate its newly acquired cement capacity into its carbon reduction roadmap.

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

CRH has implemented capital expenditure programmes in its cement operations to reduce carbon emissions in the context of national and international commitments to reduce greenhouse gas emissions.

The European Union has binding targets to reduce greenhouse gases, on 1990 levels, by 20% by 2020 and by 40% by 2030. In addition, the European Union has an objective to reduce emissions by 80-95% by 2050 compared to 1990. Achieving such reductions would represent a significant extra constraint on cement operations in Europe. US Federal and State laws are developing proactively to address carbon emissions and CRH notes the US pledge to cut its emissions to 26-28% below 2005 levels by 2025. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented; depending on the scope of the legislation, this could significantly impact asphalt operations in the United States. As of 11 March 2016, the Group is not aware of any schemes that would materially affect its US operations.

Possible Environmental Liabilities

At 11 March 2016 there were no material pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.

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

CRH Annual Report on Form 20-F |  2015

Material Contracts

On 10 July 2015, CRH entered into an amended and restated agreement among Holcim Ltd., Lafarge S.A., CRH International, CRH Fünfte Vermögensverwaltungs Gmbh and CRH plc for the sale and purchase of a global portfolio of assets of Lafarge S.A. and Holcim Ltd (the “Global SPA”), and on 3 August 2015 CRH entered into an amended and restated put and call options agreement among Lafarge Holdings (Philippines) Inc., Calumboyan Holdings Inc., Round Royal Inc., Southwestern Cement Ventures Inc., CRH International and CRH plc with respect to certain assets located in the Philippines (the “Philippines Agreement” and, together with the Global SPA, the “LH Agreements”). CRH completed the majority of the acquisition on July 31, 2015 (except for the acquisition of the Philippines assets, which was completed on September 15, 2015). The acquired assets consist of over 700 locations in 11 countries: Brazil, Canada, France (including La Reunion), Germany, Hungary, the Philippines, Romania, Serbia, Slovakia, the United Kingdom and the United States.

Under the LH Agreements, the total consideration payable by CRH was an enterprise value of €6.5 billion, subject to certain agreed upon adjustments (including with respect to working capital, debt and agreed debt-like items at closing). The LH Agreements contained customary warranties, including compliance with law, antitrust, environmental matters, litigation, tax and material contracts. As part of the transaction, the CRH Group is also indemnified against any pre-closing tax liabilities subject to certain exclusions and limitations. CRH has agreed that, for a period of not less than one year from the relevant closing date of the LH Agreements, it will maintain LH Assets employee benefits on at least as favourable terms to the current terms, to not close a plant in that period, and not to engage in any collective redundancy programme or mass lay-off. In addition, where CRH disposes of any business (in whole or in part) within the LH Assets Group within 18 months of closing of the agreement, it has agreed to share any profit on disposal equally with the relevant seller(s).

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. Having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

In July 2015, the Swiss Competition Commission (“ComCo”) announced its decision to impose fines of approximately CHF 80 million on the Association of Swiss Wholesalers of the Sanitary Industry (the “Association”) and on major Swiss wholesalers including certain subsidiaries of CRH in Switzerland. The full decision of ComCo, setting out the basis of its findings, is expected to be available in late March 2016 at which time CRH has the option to appeal the decision to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court. While the Group is of the view that the position of ComCo is fundamentally ill-founded and that the fine imposed on CRH is unjustified, a provision of €32 million (CHF 34 million), representing the full amount of the fine attributed to the Group’s subsidiaries, has been recorded in the 2015 Consolidated Financial Statements.

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

As disclosed in our previous Annual Reports, Semapa initiated legal proceedings in November 2011 to appeal against the Tribunal ruling and these proceedings were dismissed by the Cour D’Appel on 10 September 2013. On 12 February 2014, Semapa filed an appeal with the Cour de cassation. The appeal was rejected on 18 March 2015 which brings the arbitration process to a close.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 5 to the Consolidated Financial Statements on page 179. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

41

Strategy Review

Chief Executive’s Review	44

Strategy	46

Business Model	48

Sustainability	50

Risk Factors	54

43

CRH Annual Report on Form 20-F | 2015

Chief Executive’s Review(i)

Our ambition to be the leading building materials business in the world can be traced back to the very earliest roots of CRH and a commitment to excellence in how we deliver for our customers. Since 1970, that commitment to excellence, along with entrepreneurial flair, hard work and a relentless focus on value creation, has come to define our Group. Each new generation has continued to build on that heritage by pursuing opportunities that advance shareholder returns and take us closer to realising our ambition.

There have been many significant steps along the way, including our step-out into Europe, our entry into the North American market and more recently our entry into Asia. In 2015, CRH took another significant step forward with the €6.5 billion acquisition of certain assets from Lafarge S.A. and Holcim Limited (LH Assets). This deal saw us double our cement capacity to become the second largest building materials company in the world and the number two provider of aggregates in the world.

This was a compelling acquisition for CRH due to its significant value creation potential and the strategic fit with our legacy businesses. The acquired assets include businesses with market leading positions and they bring to CRH four new regional platforms for growth in cement, aggregates and readymixed concrete.

In addition to the LH Assets, we also concluded the $1.3 billion acquisition of CRL, North America’s leading manufacturer and distributor of custom hardware and installation products for the professional glazing industry. This business provided an exceptional operational fit with our existing glass business in North America and is an excellent example of targeting focused and balanced growth across our portfolio. These strategic acquisitions widen our global footprint and will have a significant impact on our future growth trajectory.

Reflecting on our operational performance, I am pleased to report that 2015 was a very satisfactory year for CRH. Construction activity in the United States continued to strengthen in line with the domestic economy, and the signing into law of a new five-year highway bill provides certainty in relation to large scale infrastructure projects including roads, bridges and mass-transit systems. In Europe, where trading conditions were more mixed, our businesses maintained a steady performance.

Overall sales increased 25% to €23.6 billion while EBITDA (as defined)* was up 35% to €2.2 billion and profit before tax at €1.0 billion was 36% ahead. Strong profit growth was attributable to both acquisition activity and the performance of our heritage businesses. Importantly, sales from continuing operations increased with margins ahead in all divisions.

Our relentless focus on operational performance in all of our businesses helped deliver Return on Net Assets (RONA) of 7.6% (2014: 7.4%). When adjusted to take account of non-recurring costs (€197 million) relating to the acquisition of the newly acquired LH Assets, Group RONA in 2015 was 8.8%, well ahead of the previous year.

Earnings Per Share were also ahead despite the Group issuing an additional 74 million shares following February’s equity placing and we have again maintained our dividend, thereby extending CRH’s track record for dividend delivery to 32 years.

Looking at our primary operating regions; in Europe, against a mixed economic backdrop, with challenging conditions persisting in several key markets, we were pleased to see further top line improvement, across continuing operations, along with good profit delivery, continued strong cost management and crucially, margins ahead in all divisions.

(i)	See cautionary statement regarding forward-looking statements on page 12.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Our Heavyside business saw some encouraging signs of market recovery with overall cement volumes up on 2014. While this was a step in the right direction, pricing remained a challenge. Our Lightside business delivered healthy sales and profit growth following a pick-up in project activity and export demand. In Distribution, there was a strong finish to the year, in part due to mild weather, which saw sales and profits both ahead.

In the Americas, the continuing positive economic conditions underpinned strong top line growth and with disciplined pricing and cost control, we delivered significant margin expansion. The Group also benefited from a favourable currency translation effect during the year.

In our Americas Materials Division, margins were ahead in all product lines as overall economic recovery continued to drive construction demand across all regions. Our Products business across both residential and non-residential sectors also benefited from the positive trading environment, with sales from continuing operations ahead in all categories, while the newly acquired CRL business performed in line with expectations. In Distribution, we have been able to deliver good profit growth and margin improvement in competitive markets.

In line with our expectations, the LH Assets delivered an EBITDA (as defined)* contribution in 2015 of €0.37 billion before taking into account one-off transaction costs and accounting policy adjustments of €0.2 billion.

Against the backdrop of the two major acquisitions completed during 2015, it is important to remember how CRH creates value. We do so by maintaining strong financial discipline which includes an ongoing focus on good cash management and strong cash generation. This in turn supports our ability to fund new value creating acquisitions and to deliver improved returns for shareholders. We remain committed to protecting our investment grade credit ratings and we are on track to deliver on our target to restore debt metrics to normalised levels in 2016.

For both acquisitions, we have been resolutely focused on integration. In the case of the LH Assets, the operational integration is now largely complete and these businesses will be fully incorporated into CRH’s 2016 reporting structures. To ensure transparency in this report, we have presented the partial year 2015 contribution from LH Assets separately from our existing operations.

Integration of the Group’s second major acquisition during 2015, CRL, into our Americas Products Division, is also very well advanced, with management now firmly focused on delivering the performance and synergy targets identified.

Portfolio management, and in particular the reallocation of capital from lower growth areas into core businesses for growth, is a cornerstone of our value creation model. We are pleased with our progress in 2015, which brought cumulative proceeds from our multi-year divestment programme to almost €1.4 billion, while the targeted bolt-on investments completed during the year, strengthened our existing businesses. Total acquisition spend for 2015 was approximately €8 billion, comprising our two major transactions and 20 smaller bolt-ons.

During 2015 we again maintained a constant focus and uncompromising approach to safety at every level in our business.

Outlook for 2016

The backdrop in Europe is expected to be broadly stable in 2016, although there are regional variations. We expect markets in Switzerland, Belgium, Germany and France to be flat. Continued growth is expected in the UK, Ireland and the Netherlands, and we are seeing positive trends in Poland and Finland.

We expect the US economy to continue to grow in 2016 at a pace similar to recent trends. Funding for infrastructure is expected to increase moderately with improving State finances and the passing in 2015 of a new federal programme (FAST) which secures highway funding until 2020. We expect continued growth in US housing construction and that non-residential construction will also show gains. In Canada, we expect current good demand to continue in the Ontario market, while the Quebec market will remain subdued. Overall, we expect the market in Canada to be steady in 2016. In Asia, we expect continued good growth in the Philippines driven by residential and infrastructure demand.

As a result of good performance from our heritage businesses and contributions from acquisitions, 2015 was a year of significant profit growth for CRH. Strong cash generation resulted in our year-end debt metrics being ahead of target, and we are well on track to restoring these metrics to normalised levels during 2016. Recently there has been some uncertainty about the pace of global growth. Our focus remains on consolidating and building upon the gains made in 2015, and against this backdrop we believe 2016 will be a year of continued growth for the Group.

Albert Manifold

Chief Executive

March 2016

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F | 2015

Becoming the global leader

in building materials

CRH’s vision is to be the leading building materials business in the world and in doing so to create value and deliver superior returns for all our stakeholders.

Since the Group’s foundation in 1970, CRH has successfully refined and honed its strategy, in continuously evolving market environments. We have implemented this strategy by strengthening existing positions and developing new platforms for growth. While the Group continues to grow in scale, we remain resolutely focused on serving the unique needs of our customers in local and regional markets around the world. We provide a world class service with the personal touch of a local supplier. This focus on delivery for customers through strong local businesses is a key factor in enabling CRH to realise its vision of becoming the global leader in building materials.

Delivery of the Group’s strategy is centred on:

•	Maximising performance and returns in our business

•	Conducting our business responsibly and sustainably

•	Expanding our balanced portfolio of diversified products and geographies

In this way, we ensure that risk and return is carefully balanced in order to deliver sustainable levels of growth for the long-term. The link between risk governance and value creation is outlined on pages 52 and 53.

We are guided by a number of strategic imperatives:

•	Continuous Business Improvement

Make our businesses better through operational, commercial and financial excellence

•	Disciplined and Focused Growth

Maintain financial discipline, use our strong balance sheet, cash generation capability and focused allocation of capital to achieve optimum growth

•	Leadership Development

Attract, develop and empower the next generation of performance orientated, innovative and entrepreneurial leaders

•	Extracting the Benefits of our Scale

Leverage Group scale to fund expansion by acquisition and to build leadership positions in local markets

Today, CRH’s businesses are key parts of the building materials supply chain in their local markets. We manufacture and supply a range of materials and products spanning the breadth of the building materials spectrum. The practical application of our strategy is in identifying such businesses, acquiring them, integrating them into our Group and making them better performing businesses that deliver sustainable and superior returns for our shareholders.

CRH Annual Report on Form 20-F |  2015

Strategy in action

Continuous Business Improvement

Our relentless focus on operational and commercial performance in all of our businesses in 2015 helped deliver improved returns.

In financial terms this resulted in Return on Net Assets (RONA) of 7.6% in 2015. This reflects improved margins, on a continuing operations basis, in each of our six legacy divisions. When adjusted to take account of non-recurring costs (€197 million) relating to the acquisition of our newly acquired LH Assets, Group RONA in 2015 was 8.8%, ahead of 2014 (7.4%).

Disciplined and Focused Growth

Portfolio management, and in particular the recycling of capital from lower growth areas into core businesses for growth, is a cornerstone of our value creation model. In 2015, we continued to manage our portfolio carefully, recording total disposal proceeds of approximately €1 billion.

While net debt levels of €6.6 billion at year-end 2015 reflect the significant €8 billion acquisition spend during the year, we continued to maintain financial discipline through careful working capital management and capital expenditure controls. The Group is committed to restoring its debt metrics to normalised levels in 2016.

Leadership Development

2015 was an active year for talent injection and promotion throughout the Group. This ensures that CRH is attracting the very best talent in the market and promoting talented individuals from within.

The Group also maintained its focus on leadership development with high performers selected to participate in a range of leadership development programmes.

Mobility opportunities continue to expand as the Group seeks to offer rewarding career and personal development experiences at different operating locations worldwide.

Extracting the Benefits of Scale

In 2015, the newly acquired LH Assets more than doubled the Group’s cement production volumes and made CRH the second largest building materials player globally and the world No. 2 in aggregates. The transaction enabled the Group to establish new leadership positions in certain heavyside materials markets globally. For example, CRH is now the market leader in the UK, has regional leadership positions in Canada, Germany and the Philippines, and has established top three positions in Romania, Slovakia, Hungary and Serbia.

CRH Annual Report on Form 20-F | 2015

Creating value and growth

CRH delivers on its strategy through the execution of a dynamic business model which is focused on value creation and growth. This has allowed CRH to deliver an industry-leading Total Shareholder Return of 16.1% since 1970. €100 invested in CRH shares in 1970, with dividends reinvested, would now be worth €83,000.

CRH’s business model revolves around continuously making our core businesses better and then identifying and acquiring strong businesses that complement and add value.

By maintaining a balanced portfolio, we ensure that these businesses are diversified across a number of products, geographies and end-uses, while also spanning multiple different demand cycles, thereby mitigating the impact of low demand at the bottom of any one cycle.

We work hard to improve these businesses so that they realise their full potential and help us create further value.

We constantly monitor how capital is deployed across the Group and strive to identify where capital can be recycled into areas offering optimum returns and/or superior growth.

We do all of this while maintaining strong financial discipline that enables efficient funding of value adding investments which generate consistent and superior returns for shareholders.

CRH operates this business model across its growing global footprint in 31 countries and at over 3,900 operating locations. Every day, our 89,000 employees in our three primary business areas – Heavyside Materials, Lightside Products and Building Materials Distribution – serve customers in the residential, non-residential and infrastructure market segments.

CRH Annual Report on Form 20-F |  2015

Business Model in action

Balanced Portfolio

CRH creates value by maintaining a balanced portfolio. Our product mix spans the breadth of building materials demand and sectoral end-use, thereby reducing exposure to any one single demand driver. The Group also offsets cyclical economic risk by maintaining a geographically diversified portfolio across its key regions of North America and Europe, as well as the emerging regions of Asia and South America.

In 2015 the Group’s sector exposure was split 35% residential, 35% non-residential and 30% infrastructure. End-use was balanced equally between New Build and RMI.

Making Businesses Better

CRH’s emphasis on making better businesses is a key component of its focus on value creation and growth. We have a proven track record in acquiring new businesses and bringing the Group’s collective knowledge and experience to bear in working with the local management teams of those businesses to deliver improvements in performance.

The Group supports the delivery of such improvements through targeted investment in measures that improve capacity, quality and efficiency.

Over time these improvements help us build better businesses that deliver stronger returns on capital invested.

Proven Acquisition Model

CRH creates value and growth by identifying and acquiring strong businesses that complement our existing portfolio of operations. Typically we specialise in acquiring small and mid-sized companies, releasing value through synergies and network optimisation. From time to time the Group also evaluates and concludes larger transactions where the strategic rationale is compelling.

We excel at integrating businesses and ensuring that they are appropriately positioned and resourced to succeed as part of the CRH Group.

Dynamic Capital Management

CRH constantly strives to ensure that capital is recycled from low growth areas into core parts of our business that offer the potential for stronger growth and returns.

With a portfolio which is diversified across many products, geographies and end-uses, we allocate capital to the areas best positioned to take advantage of developing growth cycles and new areas that offer improved value creation and growth potential.

Financial Strength

The Group maintains a constant focus on financial discipline and strong cash generation which in turn supports our ability to fund new value creating acquisitions and returns for shareholders.

Our strong financial position reduces the cost of capital. In 2015, we raised over €2.5 billion at historically low interest rates for the Group; with an eight-year bond for €600 million at 1.875%, a ten-year bond for $1.25 billion at 3.875%, a 14-year bond of £400 million at 4.125% and a 30-year bond for $500 million at 5.125%.

CRH Annual Report on Form 20-F | 2015

Building a sustainable business

Corporate Social Responsibility and Sustainability concepts are embedded in the heart of our business and are fundamental to achieving our vision of becoming the leading building materials business in the world.

Our Approach

CRH is committed to delivering a built environment that is sustainable and of value to the communities we serve. Our extensive global presence and industry leadership puts the Group in a strong position to influence transformative innovation that improves the sustainability of the built environment. Applying a strategic approach to deriving tangible long-term business value from sustainability, we collaborate with stakeholders to ensure our medium-term objectives and long-term ambitions are achieved. The Group does this while also being sensitive and responsive to our stakeholders as well as to the environment in which we operate.

Sustainability Performance

CRH has formal structures in place to identify, evaluate and manage potential risks and opportunities in sustainability areas. Group performance and effectiveness is reviewed regularly by the Board of Directors.

We are committed to reporting on the breadth of our sustainability performance in a comprehensive and transparent manner and to publishing performance indicators and ambitions in key identified sustainability areas.

CRH continues to be ranked among sector leaders by leading Sustainable and Responsible Investment (SRI) rating agencies and continues as a constituent member of several sustainability indices including the FTSE4Good Index, the STOXX® Global ESG Leaders Indices and the Vigeo World 120 Index. In addition, many Group locations have won high-ranking accolades for excellence in sustainability achievements.

CRH Annual Report on Form 20-F |  2015

Health & Safety

92%

locations

accident free

Health & Safety is a strategic priority for CRH. With a global workforce of 89,000 people, the Group adopts an unwavering approach to safety at every level of the organisation, from frontline employees through to operational management and senior executives. Our global network of safety officers oversees the implementation of policy and best practice across all our operations. In 2015, particular attention was paid to integrating acquired businesses into Group safety systems.

CRH continues to invest in initiatives targeted at promoting and maintaining a strong culture of safety. Over the past five years €138 million has been invested in this area.

In 2015, 92% of active locations were accident free. The accident frequency rate has continued to decline and has reduced by an average of 16% per annum over the last decade.

CRH’s Fatality Elimination Plan, which remains a cornerstone of our safety strategy, proved very effective in eliminating employee fatalities in both 2014 and 2015. However, there were two fatalities involving contractors at Group operations during 2015. We deeply regret the loss of these lives and extend our sincere sympathies to the families of these individuals. We continue to focus on all aspects of contractor safety within the Group’s control.

Environment & Climate Change

23million

tonnes of alternative

raw materials

CRH believes that excellence in environmental management, together with a proactive approach to addressing the challenges and opportunities of climate change, is fundamental to making our businesses better. The Group works with stakeholders including customers and the wider building materials industry to implement programmes that promote energy and resource efficiency, achieve targeted emissions reductions, enhance biodiversity and realise environmentally driven product and process innovation.

In 2015 CRH products incorporated a significant 23 million tonnes of externally sourced alternative raw materials. Recycled asphalt pavement and shingles together now provide a fifth of asphalt requirements in our US operations, while lower carbon warm-mix asphalt now accounts for approximately 40% of the Group’s US asphalt sales. We also provide low carbon cement for sustainable construction applications.

In 2013 CRH committed to reduce specific net CO2 emissions by 25% by 2020, relative to 1990, from the portfolio of cement plants owned at that time. To date 79% of the commitment has been achieved. The Group has also endorsed the World Business Council for Sustainable Development’s Low Carbon Technology Partnership Initiative (LCTPi), a statement of ambition, which seeks a reduction in Global Cement CO2 emissions in the range of 20 to 25% by 2030.

People & Community

800+

stakeholder

engagement

events held

CRH believes that continued sustainable business success is built on maintaining excellent relationships with all stakeholders. Our philosophy is to develop and nurture all employees, recognising that people are critical to sustaining competitive advantage and to achieving focused growth over the long-term.

In 2015 we continued to place an emphasis on training and skills learning, while strengthening our focus on developing and recruiting talented leaders to guide our evolving and growing Group. CRH is committed to fostering respect in the workplace and to developing an inclusive workforce based on merit and ability. In 2015, 18% of CRH’s employees were female. The building materials industry traditionally attracts more male than female employees and CRH has a number of programmes in place aimed at increasing gender diversity. CRH has exceeded its target of 25% for Board gender diversity by the end of 2015 and currently has four female directors.

We also recognise a wider responsibility beyond our core business activities in the communities in which Group companies operate. In 2015 Group companies hosted over 800 stakeholder events in keeping with our policy to engage in an open, honest and proactive way. CRH assists local community initiatives, in addition to supporting programmes in education, environmental protection and job creation.

The Group endorses human and labour rights and supports the principles set out in the articles of the United Nations’ Universal Declaration of Human Rights and the International Labour Organisation’s Core Labour Principles. CRH operates a comprehensive Code of Business Conduct and has additionally implemented an Ethical Procurement Code and Supplier Code of Conduct, with the aim of extending the Group’s positive influence along the value chain.

CRH Annual Report on Form 20-F | 2015

Creating value through Risk Governance

The aim of Enterprise Risk Management is to deliver increased shareholder value for CRH. Effective governance, which is considered fundamental in CRH, is critical to success, supporting management in executing strategy, managing costs, responding to risks, attracting investment, achieving regulatory compliance and in promoting effective decision making.

Managing risk is of vital importance and CRH has a formal Enterprise Risk Management (“ERM”) Framework as the basis for assessing and managing risks associated with business and strategic corporate decisions. From a CRH perspective, ERM is a forward-looking, strategy-centric, risk-based approach to managing the risks inherent in decision making. It recognises the linkage between business objectives and strategies, and their associated risks and opportunities, and hence integrates strategic decision making and risk taking in order to preserve and/or enhance value and reputation.

While the Board of CRH is ultimately responsible for risk management, it has delegated some of its responsibilities to the Audit Committee. The Audit Committee in turn monitors the activities of various functions including Group Regulatory, Compliance and Ethics, Group IT Governance, Group Finance and Group Risk. Group Internal Audit is charged with independently assessing and reporting on the risk management initiatives implemented by these functions. There is regular reporting to the Board and the Audit Committee on key strategic, operational, compliance, financial and other risks and uncertainties.

With our balanced portfolio, the decentralised and geographically dispersed structure of the Group provides some natural mitigation for some of the significant risks and uncertainties faced, such as industry cyclicality, political and economic uncertainty and damage to corporate reputation.

ERM Framework

The ERM Framework (“the Framework”) encompasses risks across the various strands of CRH’s strategy – driving performance, executing organic and acquisitive growth, protecting information assets, monitoring compliance with all laws and regulations (including an unwavering commitment to health & safety), sustainability, leadership development and talent management and finance.

In formalising CRH’s approach to risk management through ERM, a key requirement has been to ensure that the Framework continues to deliver value for management by providing visibility on strategic priorities and the linkages to the associated risks and opportunities. The key risks identified are reported periodically through the Framework to the Audit Committee and the Board with the risks being subject to common, standardised and repeatable processes of assessment, evaluation, management and monitoring.

In line with international best practice, CRH follows a “three lines of defence” model for risk management and internal control.

CRH Annual Report on Form 20-F |  2015

Roles and Responsibilities

The Board is ultimately responsible for risk management within CRH. The Board has delegated responsibility for the monitoring of the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives.

The Board and Audit Committee receive, on a regular basis, reports from management on the key risks to the business and the steps being taken to manage/mitigate such risks. They also consider whether the significant risks faced by the Group are being identified, evaluated and appropriately managed. The Audit Committee reviews the list of principal risks and uncertainties disclosed on pages 54 to 63.

Risk Management

Lines of Defence

First Line of Defence

Operating company/business leaders are responsible for ensuring that a risk control environment is established as part of their day-to-day operations. Proactive risk engagement and management is critical to quick identification and response.

Second Line of Defence

CRH has various Group oversight functions such as Group Sustainability, Group Regulatory, Compliance and Ethics, Group IT Governance, Group Finance and Group Risk. These functions are responsible for setting policies and ensuring that they are implemented throughout the Group.

Third Line of Defence

Group Internal Audit provides independent assurance. It reports on the effectiveness of the risk management and internal control frameworks to the Audit Committee on a regular basis.

Our Risk Assessment Process

CRH’s risk management process operates to ensure a comprehensive evaluation is performed and is the subject of continuous improvement. The risk management cycle operates as follows:

Identify and Assess

Management identify risks as part of their day-to-day activities and are required to conduct a robust assessment of these risks. Robust assessment ensures the following factors are taken into consideration:

•	The nature and extent of risks facing the Group, including emerging risks

•	Risk appetite and risk tolerance

•	The likelihood of the risk materialising

•	The impact and velocity should the risk materialise

•	The mitigation strategies implemented in order to manage the risks

•	The monitoring processes in place to determine and respond to the effectiveness of mitigation strategies.

Management are required to assess all risks which could have an impact on the current or future operation of their business and document these risks in a standardised template. Risks are assessed in terms of their financial and operational impact should they occur and their likelihood of occurrence, using a defined risk scoring methodology. Risk velocity, the speed at which a risk impacts the business, is an important constituent of this evaluation.

Manage and Monitor

In line with our ongoing focus on continuous process improvement, risks are assessed by management on an inherent/gross basis (prior to mitigation strategies) and a residual/ net basis (post mitigation strategies). Where the gross risk score determines the risk to be material, appropriate mitigation strategies are implemented to bring the residual risk to a level which is within Risk Appetite and Tolerance levels approved by the CRH Board.

The Risk Appetite and Tolerance Framework is a critical component of CRH’s risk governance system through defining the key risk parameters within which strategic decision making takes place. The Board approves the Risk Appetite and Tolerance Framework on an annual basis in line with best corporate governance practice.

Report

The Group-level Risk Register, which is compiled by the Group Risk function, identifies those risks which may impede the realisation of core strategic objectives. The risks listed on pages 54 to 63 constitute this register, which forms the basis of Board and Audit Committee communications and discussions.

CRH Annual Report on Form 20-F | 2015

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s business. If any of these risks occur, the Group’s business, financial condition, results of operations and prospects could be materially adversely affected. The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction and Performance Measures – Forward-Looking Statements”.

The Risk Factors have been grouped to focus on key strategic, operational and compliance risks and key financial and reporting risks.

Key Strategic, Operational and Compliance Risk Factors

Industry cyclicality: strategic

Risk Factor	Discussion

Description:

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

Impact: Failure of the Group to respond on a timely basis and/or adequately to unfavourable events beyond its control may adversely affect financial performance.

•  the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 8% of annual Group sales revenues in 2015);

•  the performance of the national economies in the 31 countries in which the Group operates;

•  monetary policies in the countries in which the Group operates — for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus impacting residential construction activity;

•  the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the Fixing Americas Surface Transportation Act (FAST Act); and

•  the level of demand for construction materials and services, with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity.

While economic conditions appear to be improving in the United States, a prolongation of or further deterioration in economic performance in Europe may result in further general reductions in construction activity in that area. Against this backdrop, the adequacy and timeliness of the actions taken by the Group’s management team are of critical importance in maintaining financial performance at appropriate levels.

Each of the above factors could have a material adverse effect on the Group’s operating results and the market price of CRH plc’s Ordinary Shares.

CRH Annual Report on Form 20-F |  2015

Political and economic uncertainty: strategic

Risk Factor	Discussion

Description:

As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions could include political unrest, currency disintegration, strikes, civil disturbance and other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets.

Impact:

Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

The adverse developments in eurozone economic performance in recent years, together with ongoing austerity programmes in various countries in Europe and the growth of international terrorism, have contributed to heightened global uncertainty. While various actions have been taken by central banks and other institutions to stabilise the economic situation, the success of these actions cannot be guaranteed.

The Group currently operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, the Philippines, Brazil, China and India. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges and could include the following:

•  changes in political, social or economic conditions;

•  trade protection measures and import or export licensing requirements;

•  potentially negative consequences from changes in tax laws;

•  labour practices and differing labour regulations;

•  procurement which contravenes ethical considerations;

•  unexpected changes in regulatory requirements;

•  state-imposed restrictions on repatriation of funds; and

•  the outbreak of armed conflict.

With regard to Ukraine, where the Group has significant business interests, the outlook remains uncertain and the implications for construction activity in 2016 and beyond are unclear.

Commodity products and substitution: strategic

Risk Factor	Discussion

Description:

The Group faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute.

Impact:

Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

The competitive environment in which the Group operates can be significantly impacted by general economic conditions in combination with local factors including the number of competitors, the degree of utilisation of production capacity and the specifics of product demand. Across the multitude of largely local markets in which the Group conducts business, downward pricing pressure is experienced from time to time, and the Group may not always be in a position to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher sale prices.

A number of the products sold by the Group (both those manufactured internally and those distributed) compete with other building products that do not feature in the existing product range. Any significant shift in demand preference from the Group’s existing products to substitute products, which the Group does not produce or distribute, could adversely impact market share and results of operations.

CRH Annual Report on Form 20-F | 2015

Key Strategic, Operational and Compliance Risk Factors | continued

Acquisition activity: strategic

Risk Factor	Discussion

Description:

Growth through acquisition and active management of the Group’s business portfolio are key elements of the Group’s strategy with the Group’s balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions. In 2015, the Group completed the largest transaction in its history, namely the acquisition of the LH Assets across 11 countries. In addition, the Group may be liable for the past acts, omissions or liabilities of companies or businesses it has acquired.

Impact:

The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition.

The Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions supplemented from time to time by larger strategic acquisitions into new markets or new building products.

The realisation of the Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. In addition, situations may arise where the Group may be liable for the past acts or omissions or liabilities of companies acquired; for example, the potential environmental liabilities addressed under the “Sustainability” Risk Factor below. The Group’s ability to realise the expected benefits from acquisition activity depends, in large part, on its ability to integrate newly-acquired businesses in a timely and effective manner. Even if the Group is able to acquire suitable companies, it still may not be able to incorporate them successfully into the relevant legacy businesses and, accordingly, may be deprived of the expected benefits thus leading to potential dissipation and diversion of management resources and constraints on financial performance.

Joint ventures and associates: strategic

Risk Factor	Discussion

Description:

The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group’s ability to generate adequate returns and to develop and grow these businesses.

Impact:

These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

Due to the absence of full control of joint ventures and associates, important decisions such as the approval of business plans and the timing and amount of cash distributions and capital expenditures, for example, may require the consent of partners or may be approved without the Group’s consent.

These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment and, by corollary, the Group.

CRH Annual Report on Form 20-F |  2015

Human resources: strategic

Risk Factor	Discussion

Description:

Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions, these risks could include strikes and increased wage demands with possible reputational consequences.

Impact:

In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives around performance and growth.

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the Group’s core strategy of performance and growth and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied. Programmes designed to focus on performance management skills and leadership development may not achieve their desired objectives.

The maintenance of positive employee and trade/labour union relations is key to the successful operation of the Group. Some of the Group’s employees are represented by trade/labour unions under various collective agreements. For unionised employees, the Group may not be able to renegotiate satisfactorily the relevant collective agreements upon expiration and may face tougher negotiations and higher wage demands than would be the case for non-unionised employees. In addition, existing labour agreements may not prevent a strike or work stoppage with any such activity creating reputational risk and potentially having a material adverse effect on the results of operations and financial condition of the Group.

Corporate communications: strategic

Risk Factor	Discussion

Description:

As a publicly-listed company, the Group undertakes regular communications with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

Impact:

Failure to deliver on performance indications and non-financial commitments communicated to the Group’s variety of stakeholders could result in a reduction in share price, reduced earnings and reputational damage.

The Group places great emphasis on timely and relevant corporate communications with overall responsibility for these matters being vested in senior management at the Group Head Office (largely the Chief Executive, the Finance Director, the Group Transformation Director, the Head of Investor Relations and the Group Director, Corporate Affairs) supported by engagement with highly experienced external advisors, where appropriate. The strategic, operational and financial performance of the Group and of its constituent entities, is reported to the Board on a monthly basis with all results announcements and other externally-issued documentation (e.g. the Annual Report on Form 20-F) being discussed by the Board/Audit Committee prior to release.

CRH Annual Report on Form 20-F | 2015

Key Strategic, Operational and Compliance Risk Factors | continued

Sustainability: operational

Risk Factor	Discussion

Description:

The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance).

Impact:

Non-adherence to such laws, regulations, standards and best practices may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s business, results of operations, financial condition and/or prospects.

The Group is subject to a broad and increasingly stringent range of existing and evolving laws, regulations, standards and best practices with respect to governance, the environment, health and safety and social performance in each of the jurisdictions in which it operates giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of its operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in conducting business in the building materials sector and the impact of future developments in these respects on the Group’s activities, products, operations, profitability and cash flow cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future or that material limitations on the development of its operations will not arise.

Environmental and health and safety and other laws, regulations, standards and best practices may expose the Group to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold or acquired and activities that have been discontinued. In addition, many of the Group’s manufacturing sites have a history of industrial use and, while strict environmental operating standards are applied and extensive environmental due diligence is undertaken in acquisition activity, some soil and groundwater contamination has occurred in the past at a limited number of sites. Although the associated remediation costs incurred to date have not been material, they may become more significant in the future. Despite the Group’s policy and efforts to comply with all applicable environmental and health and safety laws, it may face increased remediation liabilities and legal proceedings concerning environmental and health and safety matters in the future.

Based on information currently available, the Group has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, the Group cannot predict environmental and health and safety matters with certainty, and budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in laws or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the operations of the Group, which in turn could have a material adverse effect on the reputation, business, results of operations and overall financial condition of the Group.

For additional information see also “Introduction – The Environment and Government Regulations”.

CRH Annual Report on Form 20-F |  2015

Cyber and information technology: operational

Risk Factor	Discussion

Description:

As a result of the proliferation of information technology in the world today, the Group is dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion.

Impact:

Should a threat materialise, it might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

Security and cyber threats are becoming increasingly sophisticated and are continually evolving. Such attacks may result in interference with production software, corruption or theft of sensitive data, manipulation of financial data accessible through digital infrastructure, or reputational losses as a result of misrepresentation via social media and other websites. While the Group has made a significant investment in upgrading its digital infrastructure and governance processes with the overall objective of further enhancing system security, there can be no assurance that future attacks will not be successful due to their increasing sophistication and the difficulties in detecting and defending against them in a timely fashion.
Laws and regulations: compliance

Risk Factor	Discussion

Description:

The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is therefore exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international or other regulatory authorities.

Impact:

Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, and may inflict reputational damage.

The Group is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. The Group mandates that its employees comply with its Code of Business Conduct which stipulates best practices in relation to regulatory matters. The Group cannot guarantee that its employees will at all times successfully comply with all demands of regulatory agencies in a manner which will not materially adversely affect its business, results of operations, financial condition or prospects.

While the Group has put in place significant internal controls and compliance policies and procedures (including with respect to the Foreign Corrupt Practices Act in the United States and the Bribery Act in the United Kingdom), there can be no assurance that such established policies and procedures will afford adequate protection against fraudulent and/or corrupt activity and any such activity could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects.

CRH Annual Report on Form 20-F | 2015

Key Financial and Reporting Risk Factors

Financial instruments
(interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity)
Risk Factor	Discussion

Description:

The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth.

Impact:

A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations.

Interest rate and leverage risks: The Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. As at 31 December 2015, the Group had outstanding net indebtedness of approximately €6.6 billion (2014: €2.5 billion). On foot of acquisition activity in 2015, the Group has significantly greater outstanding indebtedness, which may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This high level of indebtedness could give rise to the Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the increased level of indebtedness may give rise to a general increase in interest rates borne and there can be no assurance that the Group will not be adversely impacted by increases in borrowing costs in the future.

For the year ended 31 December 2015, PBITDA/net interest (all as defined in the relevant agreements as discussed in note 23 to the Consolidated Financial Statements), which is the Group’s principal financial covenant, was 8.5 times (2014: 7.0 times). The prescribed minimum PBITDA/net interest cover ratio under such agreements is 4.5 times and the prescribed minimum net worth is €5.6 billion.

Foreign currency risks: If the euro, which is the Group’s reporting currency, weakens relative to the basket of foreign currencies in which net debt is denominated (principally the US Dollar, Canadian Dollar, Swiss Franc, Philippine Peso and Pound Sterling), the net debt balance would increase; the converse would apply if the euro was to strengthen. The Group’s established policy to spread its net worth across the currencies of its operations, with the objective of limiting its exposure to individual currencies and thus promoting consistency with geographical balance, may not be successful.

Counterparty risks: Insolvency of the financial institutions with which the Group conducts business, or a downgrade in their credit ratings, may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying amount of the relevant financial instrument.

The Group holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2015, totalled €2.5 billion (2014: €3.3 billion). In addition to the above, the Group enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2015 were €109 million and €24 million respectively (2014: €102 million and €23 million respectively). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the United States) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2015, this balance was €0.7 billion (2014: €0.5 billion). In the current business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

CRH Annual Report on Form 20-F |  2015

Financial instruments | continued
(interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity)
Risk Factor	Discussion

Credit rating risks: A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may, among other concerns, impair its ability to access debt markets or otherwise raise funds or enter into letters of credit, for example, on acceptable terms. Such a downgrade may result from factors specific to the Group, including increased indebtedness stemming from acquisition activity, or from other factors such as general economic or sector-specific weakness or sovereign credit rating ceilings.

Liquidity risks: The principal liquidity risks stem from the maturation of debt obligations and derivative transactions. The Group aims to achieve flexibility in funding sources through a variety of means including (i) maintaining cash and cash equivalents with a number of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) meeting the bulk of debt requirements through committed bank lines or other term financing; and (iv) having surplus committed lines of credit. However, market or economic conditions may make it difficult at times to realise this objective.

For additional information on the above risks see note 21 to the Consolidated Financial Statements.

Defined benefit pension schemes and related obligations
Risk Factor	Discussion

Description:

The Group operates a number of defined benefit pension schemes and related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity.

Impact:

In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact credit metrics thus harming the Group’s ability to raise funds.

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for future compensation levels, future labour market conditions and anticipated inflation; (iii) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed on pages 214 to 223. A prolonged period of financial market instability or other adverse changes in the assumption mentioned above would have an adverse impact on the valuations of pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating remediation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the contracted payments disclosure on page 69. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets or other adverse changes in the assumption mentioned above.

CRH Annual Report on Form 20-F | 2015

Key Financial and Reporting Risk Factors | continued

Adequacy of insurance arrangements and related counterparty exposures
Risk Factor	Discussion

Description:

The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, the Group provides coverage for its operations at a level believed to be commensurate with the associated risks.

Impact:

In the event of failure of one or more of the Group’s counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible. In addition, losses may materialise in respect of uninsured events or may exceed insured amounts.

Insurance protection is maintained with leading, highly-rated international insurers with appropriate risk retention by wholly-owned insurance companies (captive insurers) and by insured entities in the context of the deductibles/excesses borne. The coverage includes property damage and business interruption, public and products liability/general liability, employer’s liability/workmens’ compensation, environmental impairment liability, automobile liability and directors’ and officers’ liability. Adequate coverage at reasonable rates is not always commercially available to cover all potential risks and no assurance can be given that the insurance arrangements in place would be sufficient to cover all losses or liabilities to which the Group might be exposed. The occurrence of a significant adverse event not covered, or only partially covered, by insurance could have a material adverse impact on the business, results of operations, financial condition or prospects of the Group.

As at 31 December 2015, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €244 million (2014: €208 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

Foreign currency translation
Risk Factor	Discussion

Description:

The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency) together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro.

Impact:

Adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

A significant proportion of the Group’s revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollars, Canadian Dollars, Swiss Francs, Polish Zlotys, Philippine Pesos and Pounds Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2015, see the Business Performance Review section commencing on page 65 and note 21 to the Consolidated Financial Statements.

CRH Annual Report on Form 20-F |  2015

Goodwill impairment
Risk Factor	Discussion

Description:

Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A write-down of goodwill could have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 14 to the Consolidated Financial Statements on pages 189 to 192.

Whilst a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2015 would have resulted in a charge to income and a reduction in equity of €7.4 billion (2014: €4.0 billion).

Inspections by the Public Company Accounting Oversight Board (“PCAOB”)
Risk Factor	Discussion

Description:

Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB.

Impact:

Investors who rely on the audit report prepared by the Group’s auditors are deprived of the benefits of PCAOB inspections to assess audit work and quality control procedures.

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

63

Business Performance Review

Current Year Review	66

- Finance Director’s Introduction	66

- Contractual Obligations	69

- Operating Segment Reviews	70

Prior Year Review	80

65

CRH Annual Report on Form 20-F | 2015

Finance Director’s Introduction(i)

As noted in the Chief Executive’s review on page 44, 2015 was a year of growth for CRH, with continued positive momentum in the Americas and more mixed market conditions in Europe. The Group also benefited from more normal weather patterns in the Americas at the start of the year compared with 2014 and the favourable conditions through to the end of the year in all markets. The post-acquisition contribution from the LH Assets was ahead of expectations. The Group continued to focus on cash generation with operating cash flow for the year amounting to €2.2 billion (2014: €1.2 billion) and year-end net debt finished at €6.6 billion†. This was achieved with significant acquisition spend of almost €8 billion being partly offset by the strong cash inflows from operations, net proceeds from disposals of €889 million and a net €1.6 billion from shares issues, relating to the 74 million shares placed in February 2015.

Key Components of 2015 Performance

Reported sales of €23.6 billion for the period were 25% ahead of 2014. On a continuing operations basis, excluding the impact of divestments and the LH Assets and with the benefit of positive currency impacts, sales were 17% higher than 2014. An increase of 30% in the Americas reflected the strength of the US Dollar versus the euro and the continued positive momentum in construction markets, while sales from continuing operations in Europe were 3% ahead of last year. Profits and margins from continuing operations increased in all six segments with good operating leverage also delivered. EBITDA (as defined)*

from continuing operations in the Americas was 51% ahead of 2014, with our continuing European operations delivering EBITDA (as defined)* growth of 4%. The LH Assets delivered profits ahead of expectations in the post-acquisition period, with reported EBITDA (as defined)* of €171 million stated after charging transaction/one-off costs of €197 million. Including this contribution, and the impact of divestments, EBITDA (as defined)* for the year amounted to €2,219 million, a 35% increase on 2014.

During 2015, most major currencies strengthened in value compared with the euro, the US Dollar strengthened 20% from an average of 1.33 versus the euro in 2014 to an average of 1.11 in 2015, while the Swiss Franc strengthened from an average of 1.21 in 2014 to 1.07 in 2015. These movements, partly offset by the weakening of certain other currencies, particularly the Ukrainian Hryvnia, resulted in a favourable foreign currency translation impact on our results; this is the principal factor behind the exchange effects shown in the table on page 67. The average and year-end 2015 exchange rates of the major currencies impacting on the Group are set out on page 171.

We continued to advance the significant cost-reduction initiatives which have been progressively implemented since 2007 and which by year-end 2015 had generated cumulative annualised savings of over €2.5 billion. Total restructuring costs associated with these initiatives (which generated gross savings of €110 million in 2015) amounted to €29 million in 2015 (2014: €51 million).

(i)	See cautionary statement regarding forward-looking statements on page 12.

†	As disclosed in note 20 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash and cash equivalents, and derivative financial instruments.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

  Key Components of 2015 Performance

€ million	Sales revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT**	Pre-tax profit
2014	18,912	1,641	917	77	(288)	55	761

Exchange effects	2,198	218	137	6	(27)	4	120

2014 at 2015 rates	21,110	1,859	1,054	83	(315)	59	881

Incremental impact in 2015 of:

– 2014/2015 acquisitions	2,738	215	28	-	(50)	1	(21)

– 2014/2015 divestments	(855)	(100)	(69)	20	6	(10)	(53)

– Restructuring/Impairment	-	22	27	-	-	-	27

– Swiss fine/Pension/CO2	-	(35)	(35)	-	-	-	(35)

– Early bond redemption	-	-	-	-	(38)	-	(38)

– Organic	642	258	272	(2)	8	(6)	272

2015	23,635	2,219	1,277	101	(389)	44	1,033

% Total change	25%	35%	39%				36%
% Organic change	3%	14%	26%				31%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

**	CRH’s share of after-tax profits of joint ventures and associated undertakings

Liquidity and Capital

Resources – 2015

compared with 2014

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 160.

Throughout 2015 the Group remained focused on cash management, targeting in particular working capital and capital expenditure, and overall operating cash flow increased to €2.2 billion (2014: €1.2 billion). Year-end working capital of €2.1 billion represented just 8.9% of sales, an improvement compared with year-end 2014 (10.6%). This performance delivered a net positive movement (inflow) for the year of €585 million (2014: €35 million). CRH believes that its current working capital is sufficient for the Group’s present requirements.

Controlled spending on property, plant and equipment, focusing on markets and businesses with increased demand backdrop and efficiency requirements, particularly the Americas, resulted in increased cash outflows of €882 million

(2014: €435 million), with spend in 2015 representing 105% of depreciation

(2014: 69%). Capital expenditure in acquired LH businesses amounted to €155 million in the post-acquisition period (95% of depreciation) while the currency translation impact due to the weakening euro was €85 million.

During the year the Group spent €7.4 billion (excluding net debt arising on acquisition) on 20 bolt-on transactions together with acquisition of the LH Assets and CRL (2014: €181 million) which was partly offset by divestment and disposal proceeds of €889 million (net of cash disposed and deferred proceeds) (2014: €345 million).

CRH Annual Report on Form 20-F | 2015

Finance Director’s Introduction | continued

Cash dividend payments of €383 million (2014: €357 million) and net proceeds of €1.6 billion (2014: nil) from share issues (relating to the 74 million shares placed in February 2015) reflected the Group’s focus on balanced financing and returns to shareholders.

Year-end interest-bearing loans and borrowings increased by €3.3 billion to €9.2 billion (2014: €5.9 billion). At year-end the stronger US Dollar (1.0887 versus the euro compared with 1.2141 at year-end 2014) was the main factor in the negative translation and mark-to-market impact of €138 million on net debt. Reflecting all these movements net debt of €6.6 billion at 31 December 2015 was €4.1 billion higher than year-end 2014. The Group is in a good financial position. It is well funded and net interest cover (EBITDA (as defined)*/net debt related interest costs) of 7.5x is significantly higher than the minimum requirements in the Group covenant agreements. Further details are set out in note 23 to the financial statements.

The Group took advantage of the low interest rate environment in 2015 to raise the equivalent of over €2.5 billion in the debt capital markets during the year. In May, dollar bonds totalling US$1.75 billion were issued, comprising a US$1.25 billion 10-year bond at a coupon rate of 3.875% and a US$0.5 billion 30-year bond at a coupon rate of 5.125%. Part of the proceeds from these US Dollar issues were used to make an early redemption of US$0.97 billion of the total US$1.6 billion bonds due in 2016, resulting in overall interest savings for the Group in 2015 and 2016. In December a €600 million 8-year bond was issued with a coupon of 1.875% along with a 14-year GBP£400 million bond with a coupon of 4.125%.

These 2015 bond issues reflect CRH’s commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2015 with total liquidity at end 2015 of €5.6 billion comprising €2.5 billion of cash and cash equivalents on hand and €3.1 billion of undrawn committed facilities, €2.8 billion of which do not mature until 2020. These cash balances were enough to meet all maturing debt obligations for the next two and a half years and the weighted average maturity of the remaining term debt was nine years.

Significant Changes

No significant changes have occurred since the balance sheet date.

Business Performance Reviews

The sections on pages 70 to 79 outlines the scale of CRH’s business in 2015, and provides a more detailed review of performance in each of CRH’s six legacy reporting segments. For transparency we have presented the partial year contribution from LH Assets separately from our existing operations in a seventh segment. See further details in note 1 to the Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

The Group addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2015, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the US$/€ exchange rate. The US$/€ rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the United States. This analysis, set out in note 21 to the Consolidated Financial Statements, is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

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

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2015 is as follows:

Contractual Obligations
		Less than			More than
Payments due by period	Total	1 year	1-3 years	3-5 years	5 years
	€m	€m	€m	€m	€m

Interest-bearing loans and borrowings(i)	9,142	760	2,161	1,250	4,971
Finance leases	15	2	4	4	5
Estimated interest payments on contractually-committed	2,524	317	548	387	1,272
debt and finance leases(ii)
Deferred and contingent acquisition consideration	288	46	172	58	12
Operating leases	2,116	370	561	354	831
Purchase obligations(iii)	860	497	142	82	139
Retirement benefit obligation commitments(iv)	73	20	38	4	11

Total	15,018	2,012	3,626	2,139	7,241

(i)	Of the €9.1 billion total gross debt, €0.4 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

(ii)	These amounts have been estimated on the basis of the following assumptions: (a) no change in variable interest rates; (b) no change in exchange rates; (c) that all debt is repaid as if it falls due from future cash generation; and (d) none is refinanced by future debt issuance.

(iii)	Includes contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2015 for capital expenditure are set out in note 13 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

(iv)	Represents the contracted payments related to our pension schemes in the United Kingdom and Ireland. See further details in note 27 to the Consolidated Financial Statements.

CRH Annual Report on Form 20-F | 2015

Europe Heavyside

Results					Analysis of change
€ million	% Change	2015	2014	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension/ CO2	Exchange

Sales revenue	-8%	3,607	3,929	-322	-30	+5	-386	-	-	+89

EBITDA (as defined)*	-12%	334	380	-46	+1	-	-62	+9	-3	+9

Operating profit	-11%	135	151	-16	+7	-	-45	+18	-3	+7

EBITDA (as defined)* margin		9.3%	9.7%

Operating profit/sales		3.7%	3.8%

Restructuring costs amounted to €6 million (2014: €15 million)

Impairment charges of €26 million were incurred (2014: €35 million)

Pension restructuring gains amounted to €4 million (2014: nil)

Gains from CO2 trading amounted to €2 million (2014: €9 million)

2015 was characterised by mixed trends across our major European markets with challenging market conditions in our businesses in Switzerland, France, Germany and Finland offsetting increased activity in Ireland, Poland, Denmark and the Netherlands. As a result, like-for-like sales for the year were slightly behind 2014, with like-for-like EBITDA (as defined)* broadly in line with 2014 due to ongoing cost savings initiatives and improved capacity utilisation. While reported margins for 2015 were slightly behind 2014, margins for Heavyside’s continuing operations (excluding the impact of divestments and one-off items), were ahead of last year. In addition to the divestment of the UK’s clay and products operations, Heavyside completed 13 divestments in 2015. The commentary below excludes the impact of these divestments.

Western Europe

The strong Swiss Franc created challenging market conditions in Switzerland. Combined with the slight slowdown in residential construction and decline in infrastructure spend, this resulted in pricing pressure in all markets.

Sales volumes in both our cement and downstream businesses declined, and operating profit was below 2014.

In Belgium, our cement and readymixed concrete businesses continue to face competitive trading conditions while curtailed public spending and lower exports to France affected our landscaping business in particular. Our structural concrete business has seen some improvement in sales, however operating profit was flat. Construction activity in the Netherlands improved, mainly due to strong growth in the residential market. This was reflected in sales and operating profit growth in our structural concrete business. While sales of other products were adversely impacted by the competitive trading environment, ongoing cost reduction programmes resulted in improved operating profit.

In Ireland, construction growth was supported by improvements across all sectors, primarily non-residential, albeit from a low base. While cement volumes grew by 17%, pricing was under pressure in competitive markets. With the benefit of higher volumes and the positive impact of cost savings initiatives in previous years, operating profit was ahead of 2014.

With the benefit of a continued strong non-residential market and growth in new residential construction in Denmark, both volumes and prices in our structural concrete business improved. Sales and operating profit were ahead of 2014.

Volumes in our concrete products businesses in Germany and France were under pressure as lower government spending contributed to subdued construction markets. While sales declined, the effect on operating profit has been moderate due to vigorous implementation of cost reduction programmes. Overall, the macro-economic situation in Spain has stabilised but there are some regional variations. In the regions in which we operate, both cement and readymixed concrete volumes have been under pressure with difficult trading conditions, resulting in sales below 2014. However, operating results have shown improvement due to ongoing cost reductions.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Eastern Europe

In Poland, cement volumes improved, with growing momentum in the second half of the year; however prices remained under pressure with overcapacity in the market. Both sales and operating profit were ahead of the prior year with the benefit of cost savings, disposal of non-performing assets and increased readymixed concrete activity.

Construction activity in Finland was somewhat down in 2015, and our cement operations reported a 6% decline in volumes, with pricing also under pressure. Readymixed concrete volumes were also lower than 2014 while aggregates and the concrete products businesses have benefited from a number of large projects.

With the benefit of cost and efficiency initiatives, overall operating profit was ahead of 2014.

Our Ukraine operations are based in the West of the country, which continues to be less impacted than Eastern Ukraine by the ongoing political conflict. Cement volumes were up 2% year-on-year, with volume growth of 8% in the second half of the year compensating for a slower start to 2015. Local inflation negatively impacted input costs and operating profit was lower than last year impacted by the weakening of the local currency.

Studentencomplex Johanna is a student accommodation building in Utrecht, the Netherlands. Zoontjens supplied its Drenoliet® rooftop terrace tiles for communal areas, producing a landscape that is aesthetically pleasing and capable of withstanding high loads.

CRH Annual Report on Form 20-F | 2015

Europe Lightside

Results					Analysis of change
€ million	% Change	2015	2014	Total Change	Organic	Acquisitions	Restructuring	Exchange

Sales revenue	+5%	961	913	+48	+3	+12	-	+33

EBITDA (as defined)*	+6%	100	94	+6	+2	-	-	+4

Operating profit	+6%	75	71	+4	-	-	-	+4

EBITDA (as defined)* margin		10.4%	10.3%

Operating profit/sales		7.8%	7.8%
					Restructuring costs amounted to €5 million (2014: €5 million)

Europe Lightside saw further growth in 2015 with total sales 5% ahead, reflecting a good performance in key markets and the benefit of favourable weather conditions in the second half of the year. The UK market experienced growth, particularly in residential construction. Market circumstances in France and the Netherlands remained challenging, while overall activity in Germany, Belgium and Switzerland was relatively stable. Export markets outside of Europe were robust. With the benefit of new product innovation and process improvements, operating profit increased.

Construction Accessories

Construction Accessories supplies a broad range of connecting, fixing and anchor systems to the construction industry. Like-for-like sales grew by 2% in 2015, with an increase in operating profit. Engineered Accessories benefited from new product innovation and favourable market conditions in the UK. Our businesses in Germany and the UK continued to deliver growth in operating profit. Our Swiss business recorded stable sales and profits in spite of the negative exchange rate impact on market demand. Building Site Accessories results were mixed, with a satisfactory performance in the UK, Belgium, the Netherlands and Spain offset by more difficult trading in Germany and France.

The German Building Site Accessories business was divested at the end of 2015. The Southeast Asia business was affected by more difficult trading conditions and exchange rate effects but recorded an improvement in operating profit.

Shutters & Awnings

Shutters & Awnings is focused on the attractive RMI and residential end-use segments. Overall, like-for-like sales increased by 4% and the business achieved higher operating profit. Our German Awnings businesses benefited from the introduction of new products and favourable weather conditions, and recorded significant growth in both sales and profits. The German Shutters business recorded stable sales and substantially higher profits as a result of previous restructuring measures. The UK business also showed improved sales and margins. Our business in the Netherlands recorded a stable and satisfactory performance in a relatively flat RMI market.

Fencing & Cubis Access Chambers

Our Permanent Fencing business continued to experience difficult trading conditions, especially in the non-residential markets in the Netherlands and Germany and some export markets. Profits were also affected by restructuring measures in Germany. Against a backdrop of mixed markets, Mobile Fencing recorded strong growth in sales and profits through various commercial and operational excellence measures. The innovation focused Cubis Access Chambers business had another good year despite some challenges in France, increasing sales and operating profits due to strong UK demand and a positive contribution from the newly acquired business in Australia.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Europe Distribution

Results					Analysis of change
€ million	% Change	2015	2014	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Swiss Fine	Exchange

Sales revenue	+4%	4,158	3,999	+159	-21	+27	-	-	+153

EBITDA (as defined)*	-10%	171	190	-19	+4	+1	-	-32	+8

Operating profit	-16%	94	112	-18	+10	-	-1	-32	+5

EBITDA (as defined)* margin		4.1%	4.8%

Operating profit/sales		2.3%	2.8%
					Restructuring costs amounted to €4 million (2014: €4 million) Impairment charges of €1 million were incurred (2014: nil)

The market backdrop for Distribution remained mixed in 2015, with improving sentiment in the Netherlands partly offset by weaker markets in France and Switzerland, leaving full year organic sales flat on 2014. Swiss sales in particular were negatively impacted by a softening residential market and exchange rate movements. Encouraging sales in our Dutch businesses have been driven by a recovery in new residential markets together with commercial excellence initiatives to drive market share growth, particularly in our general merchants business. Excluding the impact of the provision for the Swiss Competition Commission fine of €32 million overall profitability was ahead of the prior year with performance improvement and cost savings measures offsetting challenging markets.

Professional Builders Merchants

Like-for-like results for our wholly-owned professional builders merchants business, which operates 347 branches in six countries, were slightly behind 2014 with pricing pressure in competitive markets a feature in 2015. Sales ended slightly behind 2014 partly due to strong prior year comparatives which benefited from very mild weather in Q1 2014. Our Swiss business experienced a difficult market environment in 2015 due to a softening of residential activity and the negative market impact of the Swiss

National Bank decision in early 2015 to unpeg the Swiss Franc to the euro. Margin improvement initiatives together with cost savings measures helped protect profits to leave results only slightly behind 2014. Sales growth in our Dutch businesses were driven by a recovering new residential market in addition to commercial excellence initiatives to capture market share growth. Strong leverage on these higher sales coming from margin improvement measures (e.g. procurement initiatives, private label growth) and cost savings delivered operating profit progress. Without the recurrence of the very mild weather which benefited the first half of 2014, sales and operating profit in Germany were slightly behind 2014.

DIY

Our wholly-owned DIY business operates 183 stores in the Netherlands, Germany and Belgium. Overall sales were slightly ahead due to improving sales in our Dutch business with profit progress coming from higher volumes and margins. In the DIY business, which is more exposed to RMI compared to our builders merchants business, sales showed moderate progress with improving consumer confidence a key factor behind the growth in the Dutch market. Strong leverage on these sales from procurement excellence initiatives helped to deliver good operating profit growth in 2015.

Germany saw broadly flat sales with very little growth seen in the market. Overall operating profit for DIY was ahead of 2014.

Sanitary, Heating and Plumbing (“SHAP”)

Sales for our SHAP business, which operates 134 branches, were ahead of 2014. Despite very challenging markets in Switzerland, sales ended only slightly behind 2014 with profitability ahead due to margin improvement initiatives, purchasing benefits from a stronger Swiss Franc, and cost savings measures. Sales in Belgium showed good progress as we consolidated market share leaving operating profit ahead of prior year. In Germany, the benefit of moderate sales growth was offset by lower margins and profit was broadly in line with 2014. Overall operating profit for our SHAP activities was ahead of 2014 due to higher sales and commercial excellence initiatives.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F | 2015

Americas Materials

Results					Analysis of change
€ million	% Change	2015	2014	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange

Sales revenue	+26%	6,400	5,070	+1,330	+342	+80	-95	-	+1,003

EBITDA (as defined)*	+50%	912	609	+303	+170	+14	-7	+1	+125

Operating profit	+72%	611	355	+256	+176	+11	-3	+1	+71

EBITDA (as defined)* margin		14.3%	12.0%

Operating profit/sales		9.5%	7.0%
						Restructuring costs amounted to €8 million (2014: €9 million)

2015 was a year of good growth across all regions for Americas Materials, with the benefit of reduced energy costs, along with improved weather patterns in most markets. Trading conditions improved with increased demand in key market areas, led by improved residential and non-residential segments and stable infrastructure. US Dollar revenues grew 5% and US Dollar EBITDA (as defined)* increased 25% compared to 2014. Positive trends in pricing continued for aggregates and readymixed concrete, with asphalt pricing declines more than offset by lower input costs in 2015.

10 acquisitions and two investments were completed in 2015 at a total cost of €86 million, adding over 253 million tonnes of aggregates reserves, 6 operating quarries, 18 asphalt plants and 1 aggregates terminal, with annual production of 2.3 million tonnes of aggregates and 1.3 million tonnes of asphalt. Business and asset disposals during the year generated proceeds of €109 million.

Energy and related costs

The price of bitumen, a key component of asphalt mix, decreased by 18% in 2015 following a 3% increase in 2014. Prices for diesel and gasoline, important inputs to our aggregates, readymixed concrete and paving operations, decreased by 28% and 29% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, decreased by 25%. Recycled asphalt and shingles accounted for approximately 22% of total asphalt requirements in 2015, lessening demand on virgin bitumen.

Aggregates

Both like-for-like and overall volumes rose 4% from 2014. Average prices increased by 5% on a like-for-like basis and 4% overall compared with 2014. These price and volume increases, together with efficient cost control, resulted in improved margin for our aggregates business.

Asphalt

Volumes increased 6% on a like-for-like basis and 7% overall compared to 2014. Despite price declines of 4%, volume increases together with efficient cost control contributed to an overall asphalt margin expansion.

Readymixed Concrete

Like-for-like volumes increased 2% while total volumes including the impact of acquisitions and divestments were down 1% compared with 2014. Average prices increased 5% on both a like-for-like and an overall basis, contributing to margin expansion for this business.

Paving and Construction Services

With flat federal funding and pockets of increased state infrastructure spending, like-for-like sales increased 6%. Bidding continued to be under pressure in a competitive environment. However, efficient cost controls enabled overall margin to improve slightly in 2015.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Regional Performance

East

The East region comprises operations in 24 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and Connecticut. With the benefit of lower bitumen costs, operating profit in the Northeast division increased strongly compared with 2014. The Central division benefited from increased transportation spending in Ohio, along with favourable bitumen costs. Operating profit was also ahead in the Mid-Atlantic division despite closure of coal mines and a slowdown in natural gas exploration in the region. The strong residential and non-residential markets in the Southeast division contributed to higher asphalt and readymixed concrete volumes and better prices resulting in significant margin growth. Overall volumes for the East region were 7% ahead of prior year for aggregates, 11% ahead for asphalt and 1% behind for readymixed concrete.

West

The West region has operations in 20 states, the most important of which are Utah, Texas, Washington, Kansas, Arkansas and Colorado. With strong operating and overhead cost management across the product lines, all divisions reported significant margin increases. With resilient market growth in Texas in both the public and private sectors, the Southwest division delivered higher margins, while the Northwest division benefited from increased commercial demand. Volumes in the Great Plains division were impacted by state spending cuts which were offset by strengthening residential and commercial sectors. Overall West volumes were flat for aggregates and decreased 2% from 2014 for both asphalt and readymixed concrete respectively.

A CAT 988K wheel loader, loads a gravel train at the Stoneco of Michigan - Ottawa Lake Quarry. The quarry shipped approx. two million tonnes in 2015 while continuing their run of 4,812 days worked without a lost time incident. Ottawa Lake has won multiple NSSGA and MAA awards for safety, community relations and environmental controls and is an MDOT-certified supplier of crushed limestone, sand, and gravel.

CRH Annual Report on Form 20-F | 2015

Americas Products

Results					Analysis of change
€ million	% Change	2015	2014	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange

Sales revenue	+20%	3,862	3,225	+637	+246	+196	-374	-	+569

EBITDA (as defined)*	+49%	391	263	+128	+67	+29	-31	+13	+50

Operating profit	+72%	249	145	+104	+68	+15	-21	+10	+32

EBITDA (as defined)* margin		10.1%	8.2%

Operating profit/sales		6.4%	4.5%
					Restructuring costs amounted to €5 million (2014: €18 million)
					Impairment charges of €17 million were incurred (2014: €14 million)

Our Products business in the Americas is located in the United States and Canada. Trading results improved due to an ongoing pick-up in US macroeconomic fundamentals, including stronger labour markets and consumer confidence, which have strengthened private new residential construction and RMI. The non-residential construction sector also performed strongly in 2015, with the Southern and Western markets particularly strong. Input cost inflation was more than offset by the effects of improved operational efficiencies, procurement initiatives, favourable product mix and targeted price increases. Combined with the added benefits of cost reduction initiatives, Americas Products achieved a 24% increase in US$ EBITDA (as defined)* and margins improved.

In 2015, we acquired CRL, a highly complementary platform for our BuildingEnvelope® group (“OBE”) together with three bolt-on acquisitions at a total cost of €1.2 billion.

CRL is the leading North American manufacturer and supplier of custom door hardware and glazing installation products. OBE and CRL expect to generate synergies through integrated supply chains, increased sales to a larger customer base and more efficient fixed costs. The Architectural Products Group’s (“APG”) acquisition of Anchor Block and Anchor Wall Systems expanded the product capabilities of its core masonry and hardscape business and enhanced APG’s market position in the upper Midwest region. In addition to the disposal of the Glen-Gery clay business, nine further divestments together with asset disposals in 2015 generated net proceeds of €155 million.

Architectural Products

APG is a leading supplier of concrete masonry and hardscape products and has strong national positions in dry mixes and packaged lawn and garden products.

In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. The business benefited from improving economic fundamentals, which have given rise to increased RMI spend, stronger residential construction, in particular increasing growth in single-family home construction, and recovering non-residential demand. Sales volumes were robust across the US but more muted in Canada, where macroeconomic growth has been less favourable. The strengthening market, together with product innovation and commercial initiatives, drove gains across nearly all product channels resulting in an increase in like-for-like sales compared with 2014. Input costs increased moderately in 2015 but were offset by the impacts of cost reduction measures and selected price improvements. Overall, APG recorded strong improvements in operating profit and margin for the year.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

BuildingEnvelope®

The BuildingEnvelope® group is North America’s largest supplier of architectural glass, aluminium glazing systems and custom hardware products to the glass and glazing industry. In 2015, non-residential building activity experienced improved market demand. Sales growth was also driven by ongoing initiatives to gain market share and differentiate the business through innovative products and technology. Organic sales increased and with improved pricing and a more favourable product mix, OBE achieved robust growth in margins and operating profit.

Precast

The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility infrastructure applications. In addition, the business is a leading manufacturer of accessories to the concrete construction industry. In 2015, with improved demand for both private construction and public infrastructure, the business registered solid sales gains as growth initiatives continued to deliver. Operating profit increases were achieved in most markets across all concrete product lines. Our enclosures solutions business realised significantly increased sales and profits, and our construction accessories business also continued to grow and improve. Overall, like-for-like sales rose and operating profit was significantly ahead and backlogs remained strong.

Oldcastle BuildingEnvelope® designed, engineered, tested, manufactured and delivered 2.6 million square feet of custom-engineered curtain wall, 1.6 million square feet of high performance and silk-screened architectural glass, 20,450 sunshades and 4,000 square feet of custom-engineered skylights for ExxonMobil’s new global campus in Houston, Texas.

CRH Annual Report on Form 20-F | 2015

Americas Distribution

Results					Analysis of change

€ million	% Change	2015	2014	Total Change	Organic	Restructuring	Exchange

Sales revenue	+26%	2,229	1,776	+453	+102	-	+351

EBITDA (as defined)*	+33%	140	105	+35	+14	-1	+22

Operating profit	+34%	111	83	+28	+11	-1	+18

EBITDA (as defined)* margin		6.3%	5.9%

Operating profit/sales		5.0%	4.7%
					Restructuring costs amounted to €1 million (2014: nil)

Americas Distribution, trading as Allied Building Products (“Allied”), experienced solid performance across its activities in 2015, reporting another year of good profit delivery on increased sales. Our Exterior Products and Interior Products divisions, as well as our growing Solar business, continued to advance and benefit from organic sales and profit growth compared to 2014. Performance in our Exterior Products business was led by strong demand in our West Coast markets (California and Oregon), focused growth in Texas and steady volumes in the Northeast (New York/New Jersey/New England). The Mountain (Colorado) market experienced modest setbacks coming off seasonal storm activity in 2014.

The Interior Products business continued to experience volume growth throughout the year. The strongest gains were experienced in our Western markets, Hawaii and California, driven by multi-family construction. Modest declines were experienced in our Mountain (Colorado) and Mid-Atlantic (Carolinas) markets.

In 2015, Allied management remained focused on gross margins in a highly competitive environment, maintaining price discipline while controlling variable costs through continuous improvement and efficiency; the team also achieved significant improvements in our working capital through better procurement and demand planning technologies in conjunction with our maturing regional service area (district) approach. Additionally, the continued simplification of our business processes, the ongoing evolution of our organisational structure and regional service area strategy has helped to drive operating leverage and allow for greater economies of scale as our business and the overall market grows.

While no acquisitions were completed within the Americas Distribution group in 2015, we have continued to build on our organic greenfield and service centre strategy by opening three bolt-on locations within some of our key existing markets. Our service centre model enables us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. Progress continued to be made in 2015 to increase brand awareness of Tri-Built, our proprietary private label brand, as both sales and product offerings grew. The growth of Tri-Built, combined with the ongoing expansion and improvement of our service centre network continue to differentiate Allied in the marketplace.

Exterior Products

Exterior Products is largely comprised of commercial and residential roofing, siding and related products, the demand for which is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related). Allied continues to maintain its position as one of the top three roofing and siding distributors in the United States. Growth in 2015 came mainly from the commercial roofing sector which benefited from strong demand, particularly in California and the East Coast metro markets. With pricing discipline maintained in highly competitive markets, the Exterior Products division maintained margins and reported strong sales and operating profit growth over 2014.

Interior Products

The Interior Products business specialises in the distribution of gypsum wallboard, metal studs and acoustical ceiling systems and related products to specialty contractors. The primary market is new construction, including residential, multi-family and commercial, with limited exposure to the repair and remodel market and low exposure to weather-driven replacement activity. Allied is the third largest distributor of these interior products in the United States. Performance in this business was strong in most markets with increased demand of core products contributing to higher sales and improved operating profit.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

LH Assets

Results		Analysis by Region

€ million	2015	Western Europe	CEE	Americas	Asia	Transaction/ One-off costs

Sales revenue	2,418	1,464	186	617	151	-

EBITDA (as defined)*	171	183	51	100	34	-197

Operating profit	2	85	22	67	25	-197

EBITDA (as defined)* margin	7.1%	12.5%	27.4%	16.2%	22.5%	-

Operating profit/sales	0.1%	5.8%	11.8%	10.9%	16.6%	-
		Transaction costs of €144 million and other one-off costs of €53 million

The acquisition of assets in 11 countries from Lafarge S.A. and Holcim Limited (“LH Assets”) for a total consideration of €6.5 billion was completed on 31 July 2015 (European and American assets) and 15 September (the Philippines), adding four regional platforms for CRH, in Western Europe, Central and Eastern Europe (“CEE”), Americas (mainly Canada) and Asia (mainly the Philippines). Three countries, the UK, Canada and the Philippines account for circa 70% of the results.

Trading results for these businesses for the five month post-acquisition period ended 31 December 2015 were ahead of expectations. Strong performances were reported in the UK, CEE and the Philippines, with growth in volumes and reduced input costs driving solid sales and operating profit performance. Canada’s performance was in line with expectations. More challenging market conditions were experienced in France, Germany and Brazil.

At the time of acquisition, CRH indicated that it expected €90 million in synergies over three years; since completion of the acquisition, we have identified additional potential operational efficiencies and now expect to realise up to €120 million in synergies over the three-year period.

Western Europe

Construction activity in the UK showed strong growth trends in 2015 with the pace moderating slightly in the second half of the year. This positive backdrop is reflected in sales volumes and price growth in all our major business lines. Lower input costs also contributed to a strong operating profit performance.

In France, the cement and readymixed concrete operations faced difficult conditions as continued market slowdown resulted in an 8% decline in cement market volumes for the year. The challenging market conditions have also negatively impacted prices. A focus on cost reduction initiatives across all product lines has limited the operating profit impact.

Cement volumes were also under pressure in Germany reflecting a combination of regional market declines and project delays with a resultant impact on cement prices which were slightly lower than expected in 2015.

Central & Eastern Europe

Construction activity in Romania increased in 2015 driven by residential and non-residential market growth. This positive growth drove strong sales and operating profit performance in the post-acquisition period.

EBITDA (as defined)* margins in Serbia were strong; however, pricing remains challenging due to overcapacity and import pressure. Our operations in North Danube (Hungary and Slovakia) are trading favourably, supported by a modest recovery in construction activity in this region.

Americas

Regional variations in key operational geographies produced mixed results for our businesses in Canada which are located primarily in Quebec and Ontario. Continued government investment in large-scale public infrastructure projects and stable demand for residential housing delivered positive results across all segments in the core Ontario market. Cement exports increased with favourable pricing as the US recovery took hold. In contrast, excess capacity and a reduction in available bid work created pressure on volume and price in the Quebec/Atlantic markets. The Brazilian construction market suffered in 2015 as the country struggled with significant economic, financial and political problems.

Asia

Construction activity in the Philippines showed favourable growth trends during 2015. This positive growth is reflected in higher volumes and prices contributing to a robust operating performance in 2015.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F | 2015

Business Performance Review - Prior Year

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

In Europe, after the encouraging start to 2014 which saw like-for-like sales increase by 6% helped by favourable early-season weather, trading in the second half of 2014 was impacted by moderating trends across all three segments. Overall like-for-like sales for 2014 increased by 2%. EBITDA (as defined)* margin increased due to increased capacity utilisation, efficiency measures and cost saving actions.

Against an improving market backdrop as 2014 progressed, like-for-like sales in the Americas were up 8% in the second half, compared with a first half increase of 4%. In our Materials business, like-for-like sales improved throughout 2014 and finished 7% ahead. Our Products and Distribution businesses which were impacted by unfavourable weather patterns in the early part of 2014, benefited from improving demand in the second half particularly from new residential construction, and like-for-like sales were 5% ahead of 2013. With higher sales and good cost control, EBITDA (as defined)* margins improved in all three Americas segments.

During 2014, the US Dollar remained relatively stable at approximately 1.33 against the euro, however the weakening of currencies like the Ukrainian Hryvnia and Argentine Peso, partly offset by the strengthening of Sterling, were the principal factors behind the exchange effects shown in the table below. The average and year-end 2014 exchange rates of the major currencies impacting on the Group are set out on page 171.

We continued to advance the significant cost-reduction initiatives which have been progressively implemented since 2007 and which by year-end 2014 had generated cumulative annualised savings of over €2.5 billion. Total restructuring costs associated with these initiatives (which generated savings of €118 million in 2014) amounted to €51 million in 2014 (2013: €71 million) and were once again heavily focussed on our European Divisions.

  Key Components of 2014 Performance

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposal	Finance costs (net)	Assoc. and JV PAT†	Pre-tax profit/ (loss)

2013	18,031	1,475	100	26	(297)	(44)	(215)

Exchange effects	(62)	(11)	(4)	-	(1)	5	-

2013 at 2014 exchange rates	17,969	1,464	96	26	(298)	(39)	(215)

Incremental impact in 2014 of:

– 2014 and 2013 acquisitions	237	16	4	-	-	(2)	2

– 2014 and 2013 divestments	(25)	-	1	43	-	(1)	43

– Restructuring costs	-	20	20	-	-	-	20

– Pension/CO2 gains	-	(23)	(23)	-	-	-	(23)

– Impairment charges	-	-	601	-	-	105	706

Ongoing operations	731	164	218	8	10	(8)	228

2014	18,912	1,641	917	77	(288)	55	761

†	CRH’s share of after-tax profits of joint ventures and associated undertakings

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Liquidity and Capital Resources – 2014 compared with 2013

The comments that follow refer to the major components of the Group’s cash flows as shown in the Consolidated Statement of Cash Flows on page 160.

Throughout 2014 the Group continued to keep a focus on cash management, targeting in particular working capital and capital expenditure. Year-end 2014 working capital of €2 billion represented just 10.6% of sales, an improvement compared with year-end 2013 (11.2%). This performance delivered a net positive movement (inflow) for 2014 of €35 million (2013: €77 million). Strong control of spending on property, plant and equipment resulted in lower cash outflows of €435 million (2013: €497 million), with spend in 2014 representing 69% of depreciation (2013: 74%).

Cash dividend payments of €357 million and proceeds of €22 million from exercise of share options were similar to 2013.

Year-end 2014 interest-bearing loans and borrowings increased by €0.3 billion to €5.9 billion (2013: €5.5 billion). Net debt† of €2.5 billion at 31 December 2014 was €0.5 billion lower than year-end 2013. At year-end 2014 the stronger US Dollar (1.2141 versus the euro compared with 1.3791 at year-end 2013) was the main factor in the negative translation and mark-to-market impact of €181 million on net debt†.

Other major movements in net debt during 2014 comprised acquisition spend of €181 million on 21 transactions which was more than offset by divestment and disposal proceeds of €345 million.

Materials provided by CRH Romania were used in the construction of the Agigea Bridge which spans the Danube – Black Sea canal and is the longest cable-stayed road bridge ever built in Romania.

†	As disclosed in note 20 to the Consolidated Financial Statements, net debt comprises interest-bearing loans and borrowings, cash in cash equivalents, and derivative financial instruments.

CRH Annual Report on Form 20-F | 2015

Europe Heavyside - 2014

Results					Analysis of change

€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pensions	Exchange

Sales revenue	4%	3,929	3,786	143	105	51	-4	-	-	-9

EBITDA (as defined)*	17%	380	326	54	47	2	1	22	-11	-7

Operating profit	138%	151	-395	546	73	-2	1	489	-11	-4

EBITDA (as defined)* margin		9.7%	8.6%

Operating profit/sales		3.8%	-10.4%

Restructuring costs amounted to €15 million (2013: €37 million)

Impairment charges of €35 million were incurred (2013: €502 million)

No pension restructuring gains were recorded (2013: €12 million)

Gains from CO2 trading amounted to €9 million (2013: €8 million)

The commentary below excludes the impact of impairment charges on operating profit.

Excellent weather conditions, especially in the first quarter of 2014 provided a platform for a like-for-like sales increase of 7% in the first six months of 2014. With sales marginally behind 2013 in the second half, overall like-for-like sales for the year increased by 3%.

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

With the residential construction market remaining strong in Switzerland during 2014, our cement volumes were 8% ahead of 2013, although we continued to experience price pressure. Prices in the downstream businesses were stable while volumes declined slightly. Overall operating profit declined. In the UK the residential market remained very strong both for our clay and concrete businesses, and sales and operating profit increased during 2014. There was a mixed outcome in the Benelux. While overall demand in the Netherlands was weak, resulting in lower volumes for readymixed concrete and landscaping products, cement volumes remained in line with 2013 and in Belgium were better than in 2013. Both markets experienced significant price pressure and operating profit was lower than in 2013. In Ireland an increase in residential activity in Dublin resulted in higher volumes, however prices remained competitive due to overcapacity in the market. Overall operating profit was in line with 2013.

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

Eastern Europe

Our operations benefited from favourable weather at the start of 2014, with like-for-like sales up 9% in the first half of 2014. However, sales fell by 6% in the second half of 2014, resulting in a marginal increase in like-for-like sales for the year overall. The slight improvement was achieved against a backdrop of political turmoil in Ukraine offset by improved demand in Poland. A relatively stable input cost environment, together with ongoing efficiency measures, resulted in an overall stable EBITDA (as defined)* margin.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Construction output in Poland increased by 5% in 2014, reflecting an early start to the season due to very mild weather in the first quarter, stronger economic growth and a pick-up in the previously sluggish residential sector. National cement volumes for 2014 increased by 6%. Our readymixed concrete and landscaping volumes also increased. While prices for many of our products remained under pressure, operating profit in Poland increased due to strong volumes and the benefit of previously implemented cost-reduction programmes. Despite the uncertain political backdrop in Ukraine and a 13% reduction in national construction output, our like-for-like cement volumes were only down 1% on 2013 reflecting the concentration of our plants in western Ukraine and the ongoing commitment and dedication of our Ukrainian-based team.

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

The design for this park in Ciechocinek, Poland was completed by students who won Polbruk’s “Direction: Ciechocinek” competition. 4,200 m2 of Urbanika and Carmino pavers were used to bring this design to life.

CRH Annual Report on Form 20-F | 2015

Europe Lightside - 2014

Results					Analysis of change

€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Pensions	Exchange

Sales revenue	7%	913	856	57	53	-	-	-	4

EBITDA (as defined)*	32%	94	71	23	22	-	1	-1	1

Operating profit	154%	71	28	43	31	-	14	-1	-1

EBITDA (as defined)* margin		10.3%	8.3%

Operating profit/sales		7.8%	3.3%

					Restructuring costs amounted to €5 million (2013: €6 million) No impairment charges were recorded (2013: €13 million) No pension restructuring gains were recorded (2013: €1 million)

The commentary below excludes the impact of impairment charges on operating profit.

2014 saw good progress for Europe Lightside, with our portfolio of businesses benefiting from mild weather early in 2014. Like-for-like sales were 6% ahead of 2013, helped by good export levels to markets outside of Europe. Market demand in the Netherlands and France remained weak, while activity in Germany, Belgium and Switzerland was more resilient. The UK experienced robust growth, particularly in residential construction. With the benefit of new product innovation, market share gains and cost reduction initiatives, the Division achieved substantial growth in both EBITDA (as defined)* and operating profit margins.

Construction Accessories

This division supplies a broad range of connecting, fixing and anchor systems to the construction industry. Like-for-like sales grew by almost 6% in 2014, with a significant increase in operating profit.

Engineered Accessories benefited from new product innovation and previous restructuring initiatives. Our businesses in Germany and the UK delivered strong growth in operating profits, while Switzerland also performed well. The more commodity-focussed Building Site Accessories businesses had a mixed year in 2014, with better performances in the UK, Belgium and Spain offset by rationalisation costs and more difficult trading conditions in Germany and France.

Shutters & Awnings

Our operations in this division serve the attractive RMI and residential end-use markets, supplying sun protection, energy-saving, and outdoor living technologies. The Netherlands business benefited in 2014 from the introduction of innovative new products with strong margins. The UK business also delivered improved sales and margins. In Germany, strong demand for our awnings products was offset by a weaker performance in the shutters business due to lower exports to France and restructuring measures. Overall, like-for-like sales and operating profits increased in 2014.

Fencing & Cubis

Our Permanent Fencing business again experienced difficult markets, especially in the Netherlands, although a number of initiatives contributed to improved sales and operating profits. Despite challenging market conditions, results for Mobile Fencing were only slightly lower year-on-year, as a result of various operational excellence measures. Cubis, our composite access chamber business, had another good year in 2014 in which sales and operating profits increased due to strong UK demand and the introduction of a range of new products.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

84

CRH Annual Report on Form 20-F | 2015

Europe Distribution - 2014

Results					Analysis of change

€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Pensions	Exchange

Sales revenue	2%	3,999	3,936	63	7	41	-	-	15

EBITDA (as defined)*	2%	190	186	4	15	-	-	-11	-

Operating profit	6%	112	106	6	14	-1	4	-11	-

EBITDA (as defined)* margin		4.8%	4.7%

Operating profit/sales		2.8%	2.7%

					Restructuring costs amounted to €4 million (2014: €4 million) Impairment charges of €1 million were incurred (2014: nil)

With the benefit of mild weather in the early months of 2014, first-half like-for-like sales increased by 4%. Although the Netherlands saw some recovery in consumer confidence as 2014 progressed, financing conditions remained tight; our other key markets, particularly Switzerland, France and Germany, experienced more subdued demand and intense competition. While sales in the third quarter of 2014 declined by 4% on a like-for-like basis, by December 2014 activity had flattened to a level similar to 2013 resulting in a full-year like-for-like sales outturn that was broadly similar to 2013. With the benefit of procurement and other commercial excellence initiatives, and in spite of the absence in 2014 of the once-off pension gain of €11 million reported in 2013, overall operating profit and margin was ahead of 2013.

Six builders merchants acquisitions were completed in 2014 at a total cost of €27 million. In the Benelux, we acquired seven branches mainly to expand our footprint in our growing builders merchants platform in Belgium. We also acquired two branches in northern France, strengthening our network in Normandy.

Professional Builders Merchants

Overall operating profit for our wholly-owned professional builders merchants business, which operates 343 branches in six countries, was ahead of 2013. Mild first-quarter weather together with the incremental contribution from acquisitions offset weaker demand as 2014 progressed, resulting in full-year 2014 sales in line with 2013. Operating profit advanced mainly due to procurement initiatives in the Benelux and France and ERP optimisation in Austria. Sales in the Benelux ended slightly ahead of 2013 due mainly to our 2014 Belgian acquisitions with operating profit well ahead as a result of procurement and cost savings initiatives. In Switzerland, sales finished slightly behind 2013, with the main driver for lower sales being a softening of local residential markets in particular; operating profit was impacted by lower volumes and pricing pressure partly coming from the strong Swiss Franc. Our builders merchants activities in Germany made a strong start to 2014 in mild weather; this moderated as 2014 progressed leaving full-year sales and operating profit slightly ahead of 2013. Sales in France were slightly ahead of 2013 due to acquisition contributions, while operating profit improved following a continued focus on pricing, purchasing and cost control. Sales levels in Austria were slightly behind 2013, although operating profit was ahead due to measures taken to leverage the recently implemented ERP system.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Sanitary, Heating and Plumbing (“SHAP”)

In 2014 sales in our SHAP business, which operates 132 branches, were ahead of 2013 due to an organic improvement in our Belgian businesses which continued to perform strongly. Sales in our German business moderated in the second half of 2014, finishing broadly in line with 2013. Due to the challenging market conditions in Switzerland, results were lower when compared with 2013. Underlying operating profit for our SHAP activities in 2014 was broadly in line with 2013 as organic improvement in Belgium was offset by weaker Swiss results.

DIY

Our wholly-owned DIY business operates 184 stores in the Netherlands, Germany and Belgium. Similar to our other businesses, DIY made a strong start to 2014 with garden sales in particular benefiting from mild weather conditions. Despite improving consumer confidence and mild weather, competition remained intense in the Dutch market with high levels of price discounting featuring prominently during 2014. Overall sales ended broadly in line with 2013 in both the Netherlands and Belgium. Sales in our DIY business in Germany were higher than 2013, in part due to recent greenfield investments. Overall operating profit for the DIY business was ahead of 2013 with weaker pricing in the Netherlands more than offset by cost savings initiatives, lower restructuring costs and a good performance in our German DIY business.

In the Netherlands, 27 different General Builders Merchants companies in Europe Distribution united under one new name. BMN Bouwmaterialen was formally launched in October 2015 and has nearly 80 branches nationwide.

CRH Annual Report on Form 20-F | 2015

Americas Materials - 2014

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

After the early months of 2014 which were impacted by harsh winter weather, trading conditions improved as 2014 progressed, led by improved residential and non-residential segments and stable infrastructure. Americas Materials delivered another year of growth, with like-for-like sales revenues growing 7% and overall EBITDA (as defined)* increasing 9% compared to 2013. Positive trends in pricing continued for the third year in a row for aggregates and readymixed concrete, with asphalt pricing also improving in 2014.

Americas Materials completed eight acquisition transactions in 2014 at a total cost of €91 million, adding over 230 million tonnes of aggregates reserves, 2 operating quarries, 6 asphalt plants and 2 aggregates terminals, with annual production of 4.3 million tonnes of aggregates and 0.2 million tonnes of asphalt. In addition divestments during 2014 generated proceeds of €12 million.

Energy and related costs

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

Aggregates

Like-for-like volumes increased 6% from 2013 while total volumes including acquisitions increased 10%. Average prices increased by 2% on a like-for-like basis and 1% overall compared with 2013. These price and volume increases, together with efficient cost control, resulted in improved margin for our aggregates business.

Asphalt

Volumes increased 5% on a like-for-like basis and 6% overall compared to 2013. Volume increases together with pricing increases of 1% contributed to an overall asphalt margin expansion.

Readymixed Concrete

Like-for-like volumes increased 6% while total volumes including acquisitions were up 7% compared with 2013. Average prices increased 4% on both a like-for-like and an overall basis, contributing to margin expansion for this business.

Paving and Construction Services

With flat federal funding and pockets of increased state infrastructure spending, like-for-like sales increased 2% and overall sales including acquisitions increased 3% in 2014. Bidding continued to be under pressure in a competitive environment. However, efficient cost controls enabled overall margin to improve by 0.5% in 2014.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

Regional Performance

East

The East region comprises operations in 23 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. After a harsh winter, the Northeast division was able to take advantage of favourable weather and improving economic conditions during the remainder of 2014 with operating profit growing strongly compared with 2013. Operating profit was more stable in the Mid-Atlantic and Central divisions where very wet conditions hampered activity in the peak production months. The strong residential and non-residential markets in Florida contributed to higher volumes, better prices and margin growth in the Southeast division. Overall operating profit for the East region was higher than in 2013, with overall volumes 7%, 6% and 5% ahead of 2013 for aggregates, asphalt and readymixed concrete respectively.

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

Stoneco of Michigan has remained a top supplier of crushed limestone, sand, and gravel in Michigan for over 100 years.

CRH Annual Report on Form 20-F | 2015

Americas Products - 2014

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

Our Products business in the Americas is located primarily in the United States but also in Canada, Mexico and South America. Construction activity in the eastern and northern parts of North America was hampered by unseasonably wintry weather into May. Good weather in the second half of 2014 and an ongoing pick-up in US macroeconomic fundamentals, particularly stronger labour markets and consumer confidence, led to improved trading results in the remainder of the year. Overall like-for-like sales increased by 6%. With improving market conditions, input cost pressures accelerated but were more than offset by the effects of improved operational efficiencies and targeted price increases. Combined with the benefits of organic growth, cost reduction initiatives and contributions from acquisitions, Americas Products achieved a 7% increase in EBITDA (as defined)* and improved margins.

Five bolt-on acquisitions were completed in 2014 at a total spend of €60 million. The acquisition by our Architectural Products Group (“APG”) of Hope Agri Products, a supplier of packaged mulches and soils, extended our footprint into the growing Texas market; while five divestments in 2014 generated net proceeds of €50 million.

Architectural Products

APG is a leading supplier of masonry and hardscape products, packaged lawn and garden products, clay brick and fencing solutions. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. The business benefited from improving private residential and non-residential construction and increasing RMI spend. In general, activity was more robust in the West and South, while trading in the Midwest, Northeast, and Eastern Canada started slowly during the first four months due to unseasonably bad weather. The strengthening housing market, together with product innovation and commercial initiatives, drove gains across nearly all business segments resulting in a 7% increase in like-for-like sales compared with 2013. While our markets remain competitive, the combination of cost reduction measures and selected price improvements broadly offset the impact of higher input costs. Overall, APG recorded strong improvements in operating profit and margin for 2014.

Precast

The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility infrastructure applications. In addition,

the business is a leading manufacturer of accessories to the concrete construction industry. While public infrastructure spend remained subdued, the business saw an otherwise improved market environment in 2014 and registered solid sales gains as growth initiatives continued to deliver. Operating profit increases were achieved in most precast markets although selected areas were slow to recover from the weather-impacted start to 2014. Our utility enclosures and construction accessories businesses also continued to grow and improve. Overall, like-for-like sales rose by 5% in 2014, operating profit was marginally ahead and backlogs continued to improve.

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

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

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

These businesses were divested by CRH during 2015.

Oldcastle Architectural’s Coastal business provided 2,712 square feet of pavers for this residential driveway in Clearwater, Florida, that features Belgard Appian and Holland pavers. The designer added a grass median to create a permeable space, to aid in water run-off and to create a dramatic entrance.

CRH Annual Report on Form 20-F | 2015

Americas Distribution - 2014

Results					Analysis of change

€ million	% Change	2014	2013	Total Change	Organic	Acquisitions	Restructuring/ Impairment	Exchange

Sales revenue	7%	1,776	1,664	112	80	33	-	-1

EBITDA (as defined)*	18%	105	89	16	14	1	1	-

Operating profit	24%	83	67	16	15	-	1	-

EBITDA (as defined)* margin		5.9%	5.3%

Operating profit/sales		4.7%	4.0%

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

The Interior Products business continued to show growth as both volumes and pricing improved throughout 2014. The strongest gains were experienced in our Atlantic markets, in part due to the full-year effect of our prior year acquisitions, and also the Southwest and West markets which were driven by multi-family construction.

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

While no acquisitions were completed within the Americas Distribution group in 2014, we continued to build on our organic greenfield and service centre strategy by opening six bolt-on locations within some of our key existing markets. Our service centre model enables us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. Progress continued to be made in 2014 to increase brand awareness of Tri-Built, our proprietary private label brand, as both sales and product offerings grew. The addition of our new service centre locations combined with the continued growth of our Tri-Built private label brand and our commitment to developing our people continued to differentiate Allied in the marketplace.

Exterior Products

The Exterior Products business is largely comprised of both commercial and residential roofing, siding and related products, and is the third largest distributor in the United States. Exterior Products demand is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related). Commercial roofing experienced modest industry-wide growth while residential roofing shipments saw a slight decline leading to an overall flat market from 2013. As a result, product mix shifted more towards lower-margin commercial products. Additionally, with no volume growth, markets across the industry remained very competitive leading to pricing pressure in all regions. In spite of flat market conditions and the pressures mentioned above, the Exterior Products division reported modest sales growth and operating profit just slightly behind 2013.

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

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

With close to 200 locations, Allied is a leading building products distributor to specialty contractors in residential and commercial construction in the United States. This Contractor Tool Center in Wall Township, New Jersey, provides a one-stop shopping experience, with products ranging from hand tools to hand cleaner.

93

Governance

Board of Directors	96

Corporate Governance Report	100

Directors’ Remuneration Report	114

95

CRH Annual Report on Form 20-F | 2015

Board of Directors

Chairman

Appointed to the Board:

June 2004

Nationality: Irish

Age: 64

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

Qualifications: C.Eng, FIEI, MBA.

External appointments: Non-listed: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive Director of Musgrave Group plc, a privately-owned international food retailer and Eircom Limited, a telecommunications services provider in Ireland. Listed: Non-executive Director of Finning International, Inc., the world’s largest Caterpillar equipment dealer.

Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 53 Committee membership: Acquisitions Committee

Skills and experience: Albert was appointed a CRH Board Director in January 2009. He joined CRH in 1998. Prior to joining CRH, he was Chief Operating Officer with a private equity group. While at CRH, he has held a variety of senior positions, including Finance Director of the Europe Materials Division (now part of Europe Heavyside), Group Development Director and Managing Director of Europe Materials. He became Chief Operating Officer in January 2009 and was appointed Group Chief Executive with effect from 1 January 2014.

Qualifications: FCPA, MBA, MBS.

External appointments: Non-listed: Not applicable. Listed: Not applicable.

Finance Director Appointed to the Board: January 2016 Nationality: Irish Age: 46

Skills and experience: Senan has over 25 years’ experience in international business across financial services, banking and renewable energy. He joined CRH from Bank of Ireland Group plc where he was the Chief Operating Officer and a member of the Group’s Executive Committee. He previously held positions as Chief Operating Officer and Finance Director at Ulster Bank, Chief Financial Officer at Airtricity and numerous senior financial roles in GE, both in Ireland and the United States.

Qualifications: BComm, FCA.

External appointments: Non-listed: Not applicable. Listed: Not applicable.

CRH Annual Report on Form 20-F |  2015

Group Transformation Director Appointed to the Board: May 2010 Nationality: Irish Age: 57 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Since joining CRH in 1988, Maeve has held a number of roles in the Group Finance area and was appointed Group Controller in 2001, Head of Group Finance in January 2009 and to the position of Finance Director in May 2010. She was appointed as Group Transformation Director with effect from January 2016. Maeve has broad-ranging experience of CRH’s reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH’s evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice.

Qualifications: MA, FCA.

External appointments: Non-listed: Agency Member of the National Treasury Management Agency (NTMA), a state body that provides asset and liability management services to the Irish Government. Listed: Not applicable.

Chairman, CRH Americas Appointed to the Board: July 2008 Nationality: United States Age: 66

Skills and experience: Mark joined CRH in 1997 and was appointed a CRH Board Director with effect from July 2008. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH’s operations in the Americas) in July 2008 and, with effect from January 2016, assumed the role of Chairman, CRH Americas. With over 40 years’ of experience in the building materials industry, he has overall responsibility for the Group’s aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.

External appointments: Non-listed: Not applicable. Listed: Not applicable.

Non-executive Director* Appointed to the Board: July 2013 Nationality: United States Age: 64 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Don retired from PricewaterhouseCoopers (PwC) in June 2013, following a 39 year career with the firm. During that time he was Vice Chairman, Global Assurance at PwC, a position he had held since July 2008 and directed the US firm’s services for a number of large public company clients. He also held various leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead Director for, the Board of Partners and Principals of the US firm as well as a member of PwC’s Global Board.

Qualifications: CPA, MBA.

External appointments: Non-listed: Director of Neuraltus Pharmaceuticals, Inc. and eAsic Corporation. Listed: Not applicable.

*    Don McGovern is Senior Independent Director

Non-executive Director Appointed to the Board: October 2011 Nationality: Swiss Age: 63 Committee membership: Audit Committee (Financial Expert); Finance Committee

Skills and experience: Ernst was Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry, until 31 December 2011. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally.

Qualifications: LIC.OEC.HSG

External appointments: Non-listed: Member of the Advisory Board of China Renaissance Capital Investment Inc., a private equity investment company in Hong Kong, China. Listed: Chairman of the Board of Directors of Conzetta AG, a broadly diversified Swiss company and a member of the Board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland.

CRH Annual Report on Form 20-F | 2015

Board of Directors | continued

Non-executive Director Appointed to the Board: January 2007 Nationality: United States Age: 70 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Bill is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is past Chairman of Cephalon Inc., and past President and Chairman of the National Venture Capital Association. He was until May 2014, a Director of the Irish venture capital company Delta Partners Limited.

Qualifications: BA, MBA.

External appointments: Non-listed: Member of the Board of Avadeyne Health, Davler Media Group, Integra Partners and Sentinel Peak Capital, LLC. Listed: Not applicable.

Non-executive Director Appointed to the Board: July 2007 Nationality: German Age: 68 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Utz-Hellmuth was, until May 2011, Chairman of the Supervisory Board of Süd-Chemie Aktiengesellschaft. He was also Chief Executive of Degussa AG, Germany’s third largest chemical company, until May 2006, a partner in the private equity group One Equity Partners Europe GmbH until July 2014 and a Director of Jungbunzlauer Holding AG until March 2015.

External appointments: Non-listed: Chairman of the Supervisory Board of German rail company Deutsche Bahn AG. Non-executive Director of Honosthor N.V. Listed: Not applicable.

Non-executive Director Appointed to the Board: January 2015 Nationality: Irish Age: 62 Committee membership: Acquisitions Committee; Audit Committee

Skills and experience: Pat was Chairman of the Executive Board of Directors of SHV Holdings (SHV), a large family-owned Dutch multinational company with a diverse portfolio of businesses, including the production and distribution of energy, the provision of industrial services, heavy lifting and transport solutions, cash and carry wholesale and the provision of private equity. He retired from SHV mid-2014. During a 32 year career with SHV, he held various leadership roles across SHV’s diverse portfolio of businesses, while living in various parts of the world, and was a member of the Executive Board of SHV from 2001, before becoming Executive Chairman in 2006.

Qualifications: MBS, BComm.

External appointments: Non-listed: Member of the Board of Liquigas S.p.A., a LPG distribution company. Listed: Not applicable.

Non-executive Director Appointed to the Board: September 2015 Nationality: United States Age: 63 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Rebecca has held a variety of executive leadership positions in the energy sector, including Chief Executive of Laurus Energy, President Gas and Power in BHP Billiton and Chief Executive of Amoco Energy Development Company, and has international experience in the Americas, Asia and Africa. She was, until recently, a non-executive Director of Granite Construction, Inc., a leading infrastructure contractor and construction materials producer in the United States.

Qualifications: Bachelor of Sciences degree

External appointments: Non-listed: Not applicable. Listed: Non-executive Director of Aggreko plc, Veresen, Inc. and ITT Corporation.

CRH Annual Report on Form 20-F |  2015

Non-executive Director Appointed to the Board: February 2012 Nationality: Irish Age: 54 Committee membership: Audit Committee; Finance Committee

Skills and experience: Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive Director of Bank of Ireland plc and IDA Ireland.

Qualifications: BComm, MBS.

External appointments: Non-listed: Chairman of the Bank of Ireland Pension Fund Trustees Board; Director of Ergonomics Solutions International and the Institute of Directors. Listed: Non-executive Director of Greencore Group plc and Jazz Pharmaceuticals plc.

Non-executive Director Appointed to the Board: March 2015 Nationality: British Age: 54 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Lucinda spent the majority of her career in investment banking, including 21 years in UBS Investment Bank and its predecessor firms where she worked until 2007. She held senior management positions in the UK and the US, including Global Head and Chairman of UBS’s Equity Capital Markets Group and Vice Chairman of the Investment Banking Division.

Qualifications: Masters in Philosophy, Politics and Economics and a Masters in Political Science.

External appointments: Non-listed: Non-executive Director of UK Financial Investments Limited, which manages the UK government’s investments in financial institutions, and the British Standards Institution. Lucinda is also a non-executive member of the Partnership Board of King & Wood Mallesons LLP and a trustee of Sue Ryder. Listed: Non-executive Director of Diverse Income Trust plc and Graphite Enterprise Trust plc.

Non-executive Director Appointed to the Board: February 2014 Nationality: Dutch Age: 59 Committee membership: Acquisitions Committee; Audit Committee

Skills and experience: Henk has a background in distribution, wholesale and logistics. Until 2010, he was Chief Executive Officer at Pon Holdings B.V., a large, privately held international company which is focused on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors. He was also a member of the Supervisory Board of the Royal Bank of Scotland N.V. and the retail group Detailresult Groep.

Qualifications: Masters degree in Dutch Law; PMD Harvard Business School (1989).

External appointments: Non-listed: Member of the Supervisory Boards of Stork Technical Services Group and Blokker Holding B.V. and holder of several non-profit board memberships. Listed: Not applicable.

Non-executive Director Appointed to the Board: March 2016 Nationality: United States Age: 64

Skills and experience: Bill is the Vice Chairman at EMC Corporation, a global leader in enabling businesses and service providers to transform their operations and deliver IT as a service. In previous roles he was responsible for EMC’s global sales and distribution organisation (2006 - 2012) and served as Chief Financial Officer leading the company’s worldwide finance operation (1996 - 2006). Prior to joining EMC he was a partner in the audit and financial advisory services practice of Coopers & Lybrand LLP.

Qualifications: MBA degree from Babson College, a Masters of Science in Taxation from Bentley College and a Bachelors degree from Holy Cross, Boston.

External appointments: Non-listed: Director of Pivotal Software, Inc. and College of the Holy Cross. Listed: Member of the Board of Directors of Popular, Inc., a diversified financial services company, and Inovalon Holdings, Inc., a healthcare technology company.

CRH Annual Report on Form 20-F | 2015

Corporate Governance Report

Chairman’s Introduction

In keeping with general reporting trends in recent years to focus on key issues for shareholders, the Corporate Governance Report this year addresses matters relevant to 2015 and includes separate updates from the respective Committee Chairmen. Details of CRH’s general governance practices, which are largely unchanged from prior years, are included in Exhibit 15.2 to this Annual Report on Form 20-F (the “Governance
Appendix”)*.

Governance

CRH implements the 2014 UK Corporate Governance Code (the “2014 Code”) and complied with its provisions in 2015. A copy of the 2014 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

The 2014 Code introduced a new requirement to include provisions in incentive plans that would enable a company to recover sums paid or withhold the payment of any sum. The Remuneration Committee has included clawback and malus provisions in the Annual Bonus Plan (see page 126 in the Directors’ Remuneration Report). For the 2014 Performance Share Plan, awards are subject to malus during the three-year performance period and during the additional two-year holding period following performance assessment. Given that malus provisions apply for the combined five-year vesting period from the date of award, the Remuneration Committee considers that an additional clawback provision for Performance Share Plan awards is not necessary and is satisfied that the Company’s arrangements are appropriate and balanced in the context of the intent of the 2014 Code. This position will, nevertheless, be kept under review.

We also have procedures in place for compliance with our obligations under the applicable rules and regulations issued by the United States Securities and Exchange Commission.

Board Renewal, Re-election and Succession Planning

Details in relation to the approach taken by the Nomination & Corporate Governance Committee in respect of Board renewal and succession planning in general are set out in my report as Chairman of the Nomination & Corporate Governance Committee on page 106.

There have been a number of executive and non-executive Director changes to the Board during 2015 and to-date in 2016.

Pat Kennedy, Rebecca McDonald and Lucinda Riches were appointed as non-executive Directors in 2015. In addition, Bill Teuber joined the Board with effect from 3 March 2016 as a non-executive Director. I welcome each of these individuals to the Board and look forward to working with them. In order to facilitate their full and active participation as Directors, I have put in place a detailed induction programme for each of them (a sample of CRH’s induction programme is included in section 1 of the Governance Appendix).

In relation to each of the Directors putting themselves forward for re-election at the 2016 Annual General Meeting, I have conducted a formal evaluation of the performance of each Director, which also considered individual training needs where appropriate. I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role. Following a review carried out by the Nomination & Corporate Governance Committee, the Board has determined that each non-executive Director continues to be independent. I strongly recommend that each Director be re-elected. Their biographies are set out on pages 96 to 99.

*	The Governance Appendix is prepared in compliance with Section 1373 of the Companies Act 2014. For the purposes of Section 1373 (2) of the Companies Act 2014, the Governance Appendix (included in Exhibit 15.2 to this Annual Report on Form 20-F) and the risk management disclosures on page 52 to 63 form part of, and are incorporated by reference into, this Corporate Governance Report.

CRH Annual Report on Form 20-F |  2015

Board Training, Development and Effectiveness

Don McGovern, Senior Independent Director, and I organised a number of workshops for the Board in 2015. The Board has a very effective “working together dynamic”, which is reflected in the outcome of the external board evaluation referred to below. Nevertheless, the current environment presents constant challenges for boards and it is important that we continually seek to identify areas for potential beneficial advancement. The workshops, which were facilitated by an external expert, reviewed the workings of the Board, the Board’s role in strategy and executive and Board succession.

In order to facilitate the continued development of non-executive Directors in terms of their knowledge of CRH’s operations, in 2016 we will extend the number of Board visits from two to three, with the usual site visits in Europe and the United States, which generally last between three and five days, to be supplemented by the addition of a week-long visit to Asia, including CRH’s Asia Pacific Head Office in Singapore and a site visit to the operations acquired from Lafarge in the Philippines. In 2015, the Board visits were to Berlin in Germany and Utah in the United States. Also in 2015, a group of non-executive Directors visited CRH’s offices and Yatai’s operations in China.

An external consultant, ICSA Board Evaluation (“ICSA”), was engaged to facilitate a formal external evaluation of the effectiveness of the Board during 2015. ICSA*, which also conducted the previous external evaluation in 2012, has reported its findings to the Board. Overall, similar to the 2012 evaluation, the performance of the Board was found to be “very good” as rated on a six-point scale, ranging from poor to excellent.

Some relatively minor recommendations arose from the process which we will consider with a view to implementing over the course of the next year. These related to the interaction between the Board and its Committees as the work and responsibilities of the Committees evolve, the arrangements for feedback from non-executive Directors in relation to the performance of executive Directors and the establishment of additional protocols for certain Board discussions.

Further details in relation to Board training and development, and the processes by which the Board evaluates its effectiveness are included in the Governance Appendix.

Talent Management
/Succession Planning

In last year’s Annual Report, I reported that the Board was working with the Chief Executive and the Group Human Resources and Talent Development Director to take a fresh look at our talent management and succession processes to ensure we have a pipeline of executives at all levels to match our needs. We are pleased with the progress, both in terms of assessing the Group’s existing management talent base and the executives recruited as part of the acquisition of assets from Lafarge S.A. and Holcim Limited. Talent management/ succession planning will be a regular agenda item for the Board during 2016.

Cyber Security & Risk Management

Cyber security has been identified as a key risk for the Board. In relation to the Group’s readiness to deal with any cyber security issues, the Group’s head office team has been strengthened in recent years by the addition of a number of specialist information security professionals, and an information security programme has been implemented across the Group, including the United

States, Asia and Europe, to bring uniform approaches and practices to security. The programme has involved the engagement of third party experts to advise on global standards and frameworks and to ensure that adequate capabilities and resourcing are available. Responsibility for monitoring progress in this area has been delegated to the Audit Committee, while the Board receives regular updates on the status of the programme.

The 2015 Annual Report contains additional disclosures regarding risk management in CRH (see pages 52 to 63).

Committees of the Board

I am pleased to report that CRH’s Board Committees continue to work very effectively, enabling the Board increasingly to concentrate on matters of strategic importance.

The Audit Committee determined in 2015 that it would not be appropriate to carry out a tender for the Group’s external audit in 2016. However, the position will be kept under review. Ernst & Young have been CRH’s auditors since 1988 and under new EU rules cannot hold the position after 2020. The reasons for not carrying out a tender in 2016, along with further details on the work of the Audit Committee, are set out in the report from Committee Chairman, Ernst Bärtschi, on page 103.

The Remuneration Committee has, as indicated in last year’s Annual Report, carried out an extensive review of CRH’s remuneration policies. The purpose of the review was to ensure that the Group’s remuneration structures were appropriate for the needs of the business. The Committee Chairman, Don McGovern, consulted with shareholders on the proposals which are the subject of a policy vote at the 2016 Annual General Meeting.

*	ICSA is part of an organisation which provides software solutions to third parties, including CRH. The value of the contract is de minimus and otherwise ICSA has no business connection with CRH.

CRH Annual Report on Form 20-F | 2015

Corporate Governance Report | continued

I believe these proposals are measured and appropriate for CRH in the coming years and I would recommend that shareholders vote in favour of the changes to the policy at the Annual General Meeting. Further details are set out in the Directors’ Remuneration Report on page 118.

In 2015, the Board set up an ad-hoc committee to support management in relation to the integration of the LH Assets.

Conclusion

Good corporate governance is important in enabling the Board to meet the challenges, and avail of the opportunities, which an environment of continual change, both internal and external to CRH, presents. We, therefore, keep our governance structures and arrangements under review on an on-going basis and I am satisfied that our processes remain at the forefront of best practice, are aligned to the needs of the business, help us manage risk and provide assurance and accountability in a transparent way for the benefit of our shareholders and all stakeholders.

Nicky Hartery

Chairman

March 2016

CRH plc has a secondary listing on the Irish Stock Exchange. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on the Irish Stock Exchange. For further information, shareholders should consult their own financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the London Stock Exchange, are set out on page 110.

CRH Annual Report on Form 20-F |  2015

Audit Committee Report

Chairman’s Overview

On behalf of the Audit Committee, I am pleased to introduce the Audit Committee Report for the year ended 31 December 2015. The purpose of this report is to provide shareholders with an insight into the workings of the Committee in the last 12 months. In keeping with the changes outlined in the Chairman’s introduction on page 100, the format of the Audit Committee Report has been amended this year to focus more clearly on the principal matters we have dealt with at the nine meetings we held in the past 12 months(i). General details in relation to the operation of the Committee and the policies applied by it can be found in the Governance Appendix.

Table 1 outlines the key areas that the Committee focused on in 2015.

Audit Committee Effectiveness and Priorities for 2016

During 2015, the effectiveness of the Committee was reviewed by both the Board as part of the external evaluation facilitated by ICSA and by the Committee itself. No issues of concern were identified.

The key areas of focus for the Committee in 2016 will be on internal control, external audit planning, IT governance, cyber security and Enterprise Risk Management.

Ernst Bärtschi

Chairman of Audit Committee

March 2016

Key Areas 2015

Issue	Description	Table 1

Financial Reporting and External Audit

In July 2015, we met with Ernst & Young to agree the 2015 external audit plan. Table 2 on page 104 outlines the key areas identified as being potentially significant and how we addressed these during the year.

Impairment Testing

Through discussion with both management and Ernst & Young, we reviewed management’s impairment testing methodology and processes. We found the methodology to be robust and the results of the testing process appropriate. Details of the impairments recorded during the year, which amount to a total of €44 million, are set out in note 2 on page 176.

Acquisitions

During 2015, the Group acquired a number of significant assets and businesses. We considered various related aspects, including, estimates and judgements regarding valuations, the recognition of intangible assets and the implementation of CRH’s internal control structures.

Enterprise Risk Management

We monitored progress in respect of the ongoing formalisation of Enterprise Risk Management, including development of a Risk Appetite & Tolerance Framework (further details in relation to CRH’s risk governance are outlined on page 52).

We also considered an assessment of the Group’s risk management and internal control systems. This had regard to all material controls, including financial, operational and compliance controls that could affect the Group’s business.

Cyber Security	We monitored progress in refining the Group’s information security programme and cyber security capabilities.
External Auditors

Ernst & Young have been the Group’s auditors since 1988. During 2015, we considered whether to put the external audit contract out to tender. Given the focus on the integration of the major acquisitions completed in 2015, the appointment of a new Finance Director in January 2016 and the Committee’s continued satisfaction with the performance of Ernst & Young (details of the Committee’s processes in reviewing the effectiveness of the external audit are set out on page 105), we concluded that it would not be in the best interests of the Group to carry out a tender at this time. We will continue to keep this under review in the context of EU rules mandating the rotation of external auditors which, for CRH, would require a transition by the end of 2020.

As in prior years, the continuance in office of Ernst & Young will be subject to a non-binding advisory vote at the 2016 Annual General Meeting.

Internal Audit

We considered the results of an independent external assessment of the Internal Audit function. The assessment included interviews with key stakeholders across the Group (including the members of the Committee) and the examination of the information provided to the Committee. The results, which were generally very positive, identified some areas where the effectiveness of the function and its reporting to the Committee could be enhanced. A detailed action plan to address these was agreed.

(i)	Attendance by non-independent Directors and management is by invitation only.

CRH Annual Report on Form 20-F | 2015

Corporate Governance Report | continued

Areas identified for focus during the 2015 External Audit Planning Process

Area of Focus	Audit Committee Action	Table 2

Impairment of Goodwill

For the purposes of its annual impairment testing process, the Group assesses the recoverable amount of each of CRH’s cash-generating units (CGUs – see details in note 14 to the Consolidated Financial Statements) based on a value-in-use computation. The annual goodwill impairment testing was conducted by management, and papers outlining the methodology and assumptions used in, and the results of, that assessment were presented to the Audit Committee. Following its deliberations, the Audit Committee was satisfied that the methodology used by management (which was consistent with prior years) and the results of the assessment, together with the disclosures in note 14, were appropriate.

Similar to 2014, a separate assessment was carried out in 2015 in respect of any remaining business units identified for divestment as part of the previously announced Group-wide portfolio review. The valuation of each business unit (based on the estimated fair value less costs of disposal) was reassessed in 2015 on a standalone CGU basis and compared with its carrying value. The Audit Committee reviewed and considered the methodology used by management in the reassessment process and was satisfied that it was appropriate.

During 2015, and as noted elsewhere in this report, the Group completed two significant acquisitions. As the initial allocation of the goodwill to CGUs is not complete, CRH is required to assess whether indicators of impairment exist in relation to goodwill attributable to these businesses. Papers outlining the methodology used in, and the results of, that assessment were presented to the Audit Committee. Following its deliberations, the Audit Committee was satisfied that the methodology used by management and the results of the assessment were appropriate (see note 14 for further details).

Impairment of Property, Plant and Equipment, and Financial Assets

In addition to the goodwill impairment testing process discussed above, the Group also annually assesses the need for impairment of other non-current assets (property, plant and equipment and financial assets) as and when indicators of impairment exist. The Audit Committee considered the methodology used by management in that process and was satisfied that it was appropriate.

Contract Revenue Recognition

IAS 11 – Construction Contracts requires revenue and expenses to be recognised on uncompleted contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated, revenue and expenses associated with that contract should be recognised by reference to the stage of completion of the contract activity at the balance sheet date. If it is anticipated that the contract will be loss-making, the expected loss must be recognised immediately. Following discussions with management and Ernst & Young, the Audit Committee was satisfied that contract revenue recognition was not a material issue for the Group in 2015 as the majority of contracts were completed within the financial year.

Accounting for Acquisitions and Disposals

During 2015, the Group completed 22 acquisitions and investments at a total cost of approximately €8 billion and realised total disposal proceeds of approximately €1 billion across 30 business disposals. Following discussions with management and Ernst & Young, the Audit Committee was satisfied that the accounting treatment applied to acquisitions and disposals during 2015 was appropriate.

LH Assets Acquisition – Fair Value Accounting for Property, Plant and Equipment and Provisions

Given the significant scale of the acquisition of the LH Assets, both in terms of monetary value and geographical spread, the Audit Committee considered with management and Ernst & Young the judgements and estimates used by management in the fair value accounting for property, plant and equipment and in the recognition of provisions related to the acquisition and was satisfied that these were appropriate.

CRL Acquisition – Identification and Valuation of Acquired Intangible Assets

The Audit Committee considered with management and Ernst & Young the estimates and judgements used by management in the identification and valuation of intangible assets related to the CRL acquisition and determined that these were appropriate.

CRH Annual Report on Form 20-F |  2015

Audit Committee Membership

The Audit Committee currently consists of four non-executive Directors considered by the Board to be independent(i)(ii). The biographical details of each member are set out on pages 97 to 99. Together the members of the Committee bring a broad range of experience and expertise from a wide range of industries which is vital in supporting effective governance.

External Audit Effectiveness

The Committee, on behalf of the Board, is responsible for the relationship with Ernst & Young and for ensuring the effectiveness and quality of the external audit process. The Committee’s primary means of assessing the effectiveness of the external audit process is by monitoring performance against the agreed audit plan. Each year the Committee considers (i) the experience and knowledge of the Ernst & Young audit team; (ii) the results of post-audit interviews with management and the Audit Committee Chairman; (iii) the transparency reports issued under the European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010 by Ernst & Young Ireland; and (iv) where applicable, relevant reports by regulatory bodies on the performance of Ernst & Young. These annual procedures are supplemented by periodic formal reviews of the performance of Ernst & Young, the most recent of which took place in late 2014. The 2014 review captured the views of relevant stakeholders across the Group and members of the Committee. The results indicated a continued high level of satisfaction with Ernst & Young and the services provided by them to CRH. Further details in relation to the external auditors, including information on how auditor objectivity and independence are maintained, are included in section 2 of the Governance Appendix.

Non-audit Fees

In 2015, the external auditors provided a number of audit-related services, including Sarbanes-Oxley section 404 attestation(iii), and non-audit services, including due diligence services associated with proposed acquisitions and disposals. Ernst & Young were also engaged during 2015 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Audit Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Ernst & Young for non-audit work in 2015, which amounted to €7 million and represented 27% of the total fees for the year, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 3 to the Consolidated Financial Statements on page 177 (see also table 3). Further details in relation to the Group’s policy(iv) regarding non-audit fees are set out in section 2 of the Governance Appendix.(v)

(i)	The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A 3 of the rules of the Securities and Exchange Commission.

(ii)	For more information on the role and responsibilities of the Audit Committee, please see the Governance Appendix (Exhibit 15.2; Section 2; Operation of the Board’s Committees; Audit Committee; Role and Responsibilities) which is incorporated by reference herein.

(iii)	A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission’s website www.sec.gov.

(iv)	The term of any general pre-approval is twelve months from the date of pre-approval.

(v)	For more information on the Group’s policy regarding non-audit fees, please see the Governance Appendix (Exhibit 15.2; Section 2; Operation of the Board’s Committees; Audit Committee; Non-audit Fees) which is incorporated by reference herein.

CRH Annual Report on Form 20-F | 2015

Nomination & Corporate Governance Committee

Chairman’s Overview

Board Renewal

The Nomination & Corporate Governance Committee regularly reviews the Board’s skill mix, experience and tenure in order that the renewal process is orderly and planned. A skills matrix has been developed to aid this process and is used by the Committee to identify candidates for the role of non-executive Director.

During 2015, the members of the Committee along with other Board members participated in a workshop which in part considered the issue of Board renewal and succession planning. The purpose of the session was to consider the challenges of succession generally and whether CRH’s processes could be strengthened. The output from the workshop will be taken into consideration during the course of 2016.

During 2015, and to-date in 2016, the Committee identified and recommended to the Board that the following individuals be appointed:

•	Rebecca McDonald (non-executive Director), appointed to the Board with effect from 1 September 2015;

•	Senan Murphy (executive Director), appointed to the Board and as Finance Director with effect from 4 January 2016; and

•	Bill Teuber (non-executive Director), appointed to the Board with effect from 3 March 2016.

The search criteria for the non-executive Director appointments included candidates with a Chief Executive or senior management background, experience in CRH’s industry in an executive or non-executive capacity, financial expertise and experience in emerging markets.

Senan Murphy joined the Group from Bank of Ireland and his biography, along with those of Rebecca McDonald and Bill Teuber are set out on pages 96, 98, and 99 respectively.

With effect from January 2016, Maeve Carton and Mark Towe have taken on new, challenging and important roles as Group Transformation Director and Chairman, CRH Americas respectively. They remain as executive Directors.

The services of Board Works and KornFerry were used for the recruitment of Rebecca McDonald and Bill Teuber. Other than the provision of recruitment services, neither agency has any connections with CRH.

Following the Annual General Meeting to be held on 28 April 2016, Bill Egan and Utz-Hellmuth Felcht will retire as Directors following nine years’ service on the Board.

Diversity

I am pleased to report that women will represent 31% of CRH’s Board following the 2016 Annual General Meeting. As previously reported, the Board had set itself the goal of increasing the number of female Directors to circa 25% of the Board by the end of 2015. The Nomination & Corporate Governance Committee will continue to retain gender diversity as a key factor to consider in all Board appointments for the foreseeable future.

CRH Annual Report on Form 20-F |  2015

Board Committees

In accordance with the Terms of Reference of the Remuneration Committee, I will cease to be a member of that Committee following the 2016 Annual General Meeting. Following our recommendation to the Board regarding other changes, the membership of the Committees following the 2016 Annual General Meeting will be as set out in table 4.

Corporate Governance

During the course of the year the Committee agreed the terms of reference for the external Board evaluation conducted by ICSA Board Evaluation, made recommendations to the Board to maximise the usage of its Committees for the benefit of the Board’s efficiency and effectiveness, and considered various developments in the area of Corporate Governance.

The Committee also reviewed the voting outcome at the 2015 Annual General Meeting and concluded that there was no issue or pattern in voting which was unexplained or warranted discussion with individual shareholders.

Nicky Hartery

Chairman of Nomination & Corporate Governance Committee

March 2016

Membership of Board Committees - Post 2016 AGM(i)					Table 4
	Acquisitions	Audit	Finance	Nomination	Remuneration

Ernst Bärtschi	-	CH	M	-	-

Maeve Carton	M	-	M	-	-

Nicky Hartery	CH	-	CH	CH	-

Pat Kennedy	-	-	-	M	M

Albert Manifold	M	-	-	-	-

Senan Murphy	M	-	M	-	-

Rebecca McDonald	M	-	M	-	-

Don McGovern	-	-	-	M	CH

Heather Ann McSharry	-	M	-	-	M

Henk Rottinghuis	M	M	-	-	-

Lucinda Riches	-	-	-	M	M

Bill Teuber	-	M	M	-	-

(i) M = Member: CH = Chairman

CRH Annual Report on Form 20-F | 2015

Corporate Governance Report | continued

Nomination & Corporate Governance Committee Membership

The Nomination & Corporate Governance Committee consists of four non-executive Directors, considered by the Board to be independent. The biographical details of each member are set out on pages 96 to 99. The Chief Executive normally attends meetings of the Committee.

Policy on Diversity

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the Nomination & Corporate Governance Committee looks at the following four criteria when considering non-executive Director candidates:

•	international business experience, particularly in the regions in which the Group operates or into which it intends to expand;

•	skills, knowledge and expertise in areas relevant to the operation of the Board;

•	diversity, including nationality and gender; and

•	the need for an appropriately sized Board.

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority.

Board of Directors

Membership Structure of the Board

We consider the current size and composition of the Board to be within a range which is appropriate. The spread of nationalities of the Directors reflects the geographical reach of the Group and we consider that the Board as a whole has the appropriate blend of skills, knowledge and experience, from a wide range of industries, regions and backgrounds, necessary to lead the Group(i)(ii). Section 1 of the Governance Appendix contains further details on the Board’s structures. None of the executive Directors is a non-executive Director of another listed company.

Membership of the CRH Board	Table 5

(i)	Will increase to 31% following 2016 Annual General Meeting

(ii)	For more information on the period for which non-executive Directors are appointed, please see the Governance Appendix (Exhibit 15.2; Section 1; Frequently Asked Questions; For what period are non-executive Directors appointed) which is incorporated by reference herein.

(ii)	For more information on the retirement and re-election of Directors, please see the Governance Appendix (Exhibit 15.2; Section 1; Frequently Asked Questions; What are the requirements regarding the retirement and re-election of Directors) which is incorporated by reference herein.

CRH Annual Report on Form 20-F |  2015

Role and Responsibilities of the Board

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes the matters set out in table 6.

The Group’s strategy, which is regularly reviewed by the Board, and its business model are summarised on pages 46 to 49.

The Board has delegated some of its responsibilities to Committees of the Board. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee*, the Board retains ultimate responsibility for determining the Group’s risk appetite and tolerance and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors’ and Officers’ Liability insurance policy in place.

Matters Reserved to the Board	Table 6
Appointment of Directors

Strategic plans for the Group

Annual budget

Major acquisitions and disposals

Significant capital expenditure

Approval of the Annual Report

Approval of the Interim Results

Chairman

Nicky Hartery was appointed Chairman of the Group in 2012. On his appointment as Chairman, he met the independence criteria set out in the UK Corporate Governance Code. Although he holds a number of other directorships, including a Canadian listed company (see details on page 96), the Board has satisfied itself that these do not impact on his role as CRH Chairman.

Committees

The Board has established five permanent Committees** to assist in the execution of its responsibilities. The current permanent Committees of the Board are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination & Corporate Governance Committee and the Remuneration Committee.

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

The Audit, Nomination & Corporate Governance and Remuneration Committees reviewed their respective Terms of Reference in December 2015 and determined that no changes were required.

In December 2015, the Terms of Reference of the Acquisitions Committee were updated to increase the limits under which the Committee can consider acquisition and capital expenditure proposals. In addition, the quorum for Committee meetings was changed from two to three. Also, in December 2015, the Terms of Reference of the Finance Committee were updated to enable it to consider and, if deemed appropriate, to approve the acceptance by the Company of any bank facility, or the issuance of any related guarantee or indemnity up to a maximum limit and to consider and, if deemed appropriate, to approve the affixing of the Company’s common seal to documents.

The Terms of Reference of each Committee are available on the CRH website, www.crh.com.

*	In accordance with Section 167(7) of the Companies Act 2014.

**	The terms of reference of these Committees comply fully with the 2014 Code requirements; CRH considers that they are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

CRH Annual Report on Form 20-F | 2015

Corporate Governance Report | continued

Attendance at meetings during the year ended 31 December 2015												Table 7
	Board		Acquisitions		Audit		Finance		Nomination		Remuneration
	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended
E.J. Bärtschi	8	7	-	-	9	9	4	4	-	-	-	-
M. Carton	8	8	5	5	-	-	4	4	-	-	-	-
W.P. Egan	8	8	-	-	-	-	-	-	6	6	10	10
U-H. Felcht	8	8	5	5	-	-	4	3	-	-	-	-
N. Hartery	8	8	5	5	-	-	4	4	6	6	10	10
J.W. Kennedy(i)	2	2	1	1	-	-	-	-	-	-	-	-
P.J. Kennedy(ii)	8	8	4	4	8	7	-	-	-	-	-	-
R. McDonald(iv)	3	3	2	2	-	-	3	3	-	-	-	-
D.A. McGovern, Jr.	8	8	-	-	-	-	-	-	6	6	10	10
H.A. McSharry	8	8	-	-	9	9	4	4	-	-	-	-
A. Manifold	8	8	5	5	-	-	-	-	-	-	-	-
D.N. O’Connor(i)	2	2	-	-	-	-	-	-	1	1	2	2
L.J. Riches(iii)	7	6	-	-	-	-	-	-	5	5	9	8
H.Th. Rottinghuis	8	7	4	4	9	8	-	-	-	-	-	-
M.S. Towe	8	8	-	-	-	-	-	-	-	-	-	-

  (i)     Retired May 2015

  (ii)    Appointed to Board January 2015

  (iii)   Appointed to Board March 2015

  (iv)   Appointed to Board September 2015

  All Directors attended the 2015 Annual General Meeting.

Stock Exchange Listings and corporate governance codes

CRH, which is incorporated in Ireland and subject to Irish Company Law, has a premium listing on the London Stock Exchange, a secondary listing on the Irish Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

Compliance Statement

Non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE. In common with companies listed on the Irish Stock Exchange and the London Stock Exchange, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and the Irish Stock Exchange; and (c) the 2014 Code, which is appended to the listing rules of the London and Irish Stock Exchanges.

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

Risk Management and Internal Control

The Board has delegated responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems to the Audit Committee*. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.

The Consolidated Financial Statements are prepared subject to oversight and control of the Finance Director, who seeks to ensure that data is captured from Group locations and all required information for disclosure in the Consolidated Financial Statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminating journals and other adjustments. The Consolidated Financial Statements are reviewed by the CRH Financial Reporting and Disclosure

*	In accordance with Section 167(7) of the Companies Act 2014.

CRH Annual Report on Form 20-F |  2015

Group prior to being reviewed by the Audit Committee and approved by the Board of Directors.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the business functions that have been delegated. This embedding of the system of internal control throughout the Group’s operations is designed to enable the organisation to respond quickly to evolving business risks, and to ensure that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

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

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company

has elected to exclude an assessment of the internal controls of acquisitions made during the year 2015. The material acquisitions of LH Assets and CR Laurence constituted 23.3% of total assets and 37.4% of net assets, as of 31 December 2015 and 10.9% and (1.7%) of revenue and Group profit for the financial year, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2015, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2015, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 155.

Changes in Internal Control over Financial Reporting

During 2015, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2015. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

CRH Annual Report on Form 20-F | 2015

Corporate Governance Report | continued

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

Regulatory, Compliance & Ethics

The Group Regulatory, Compliance & Ethics (“RCE”) programme continues to develop in scope and reach. The structure of the RCE organisation was strengthened in 2015 with the following appointments:

•	Group Regulatory and Compliance Director

•	Europe/Asia General Counsel

•	Senior Competition Counsel at Group level

•	Group Compliance Manager

In addition, in line with the Group’s efforts to continually review and improve its RCE programmes, the Group commissioned an external quality assessment review to be completed in Q4 2015 - final reporting expected during Q1 2016 with recommendations expected to be actioned during 2016.

Following updates to the CRH Code of Business Conduct(i) (COBC) approved by the Board in February 2014, the RCE team’s primary focus since then has been to ensure all relevant employees receive appropriate training. In the current training cycle, circa 28,000 employees participated in COBC training and over a mix of two and three year training cycles a further 14,000 have also undertaken advanced instruction on competition law and anti-bribery, corruption and fraud. During 2015, COBC training, which had already been online in the US, was also rolled out across Europe. In addition, in Europe the roll out of a new fraud awareness online training tool commenced in 2015.

In addition, our development teams and procurement teams continue to receive appropriate instruction on both our RCE Mergers, Acquisitions and Joint Venture Due Diligence Programme and our Ethical Procurement Code. CRH continues to implement our Supplier Code of Conduct so that our Corporate Social Responsibility requirements are understood by existing and new suppliers. Similar procedures are being developed and implemented for engagements with business partners.

An updated version of the Anti-Fraud Policy will be finalised early in 2016. In addition, guidance underlying the following is under review:

•	The Competition/Antitrust Compliance Code

•	Speaking Up

•	Gifts, Hospitality and Donations

The COBC has scored an “A” rating by New York Stock Exchange Governance Services and incorporates some welcome new features, including learning aids, an ethical decision making guide and a clear focus on the core values of the Group: Honesty, Integrity and Respect for the law. It was translated and distributed during 2014.

A robust communications plan is in place to complement the training programme. A multi-lingual “Hotline” facility called “Speak Up” is also available to employees to report issues that concern them, for example an issue concerning business ethics. All Hotline reports (or reports outside of the Hotline process) received are fully reviewed and investigated by appropriately qualified personnel.

The RCE programme has been integrated into our standard Internal Audit procedures and forms part of an annual management certification process (this process was changed to an online process during 2015). Its effectiveness is also regularly reviewed by the RCE function with appropriate oversight from senior management and the Audit Committee. The collective goal is to ensure the message is clearly understood that at CRH “there is never a good business reason to do the wrong thing”.

Communications with Shareholders

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, meet regularly with institutional shareholders (each year covering over 50% of the shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings. Table 8 provides a brief outline of the nature of the activities undertaken by our Investor Relations team.

During 2015, the Chairman, Senior Independent Director and Company Secretary participated in a number of conference calls with some of the Group’s major shareholders in advance of the 2015 Annual General Meeting. The meetings were organised to provide those shareholders with an opportunity to discuss the resolutions on the 2015 Annual General Meeting agenda and corporate governance matters generally.

In addition to the above, major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates,

(i)	The Code of Business Conduct is applicable to all Group employees including the Chief Executive and senior financial officers. The Code promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures and compliance with applicable governmental laws, rules and regulations and complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act.

CRH Annual Report on Form 20-F |  2015

giving details of other acquisitions completed and major capital expenditure projects, are issued periodically (typically in January and July each year).

In addition, we respond throughout the year to correspondence from shareholders on a wide range of issues.

The Chief Executive made a presentation to shareholders at the 2015 Annual General Meeting on CRH’s businesses.

Going Concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategy Review on pages 44 to 63. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Business Performance Review on pages 66 to 79. In addition, notes 20 to 24 to the Consolidated Financial Statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully, and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

Investor Relations Activities	Table 8

Formal Announcements: including the release of the annual and interim results and the issuance of trading statements. These announcements are typically accompanied by presentations and webcasts or conference calls.

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

Media Briefings: Each year, the Company provides media briefings on numerous issues.

The following are available on the CRH website,	Table 9
www.crh.com

  Corporate Governance section:

•	Governance Appendix

•	Terms of Reference of Acquisitions Committee (amended December 2015)

•	Terms of Reference of Audit Committee (amended December 2013)

•	Terms of Reference of Finance Committee (amended December 2015)

•	Terms of Reference of Nomination & Corporate Governance Committee (amended December 2013)

•	Terms of Reference of Remuneration Committee (amended December 2013)

•	The Memorandum and Articles of Association of the Company

•	Pre-approval policy for non-audit services provided by the auditors

•	Compliance & Ethics statement, Code of Business Conduct and Hotline contact numbers

  Investors section:

•	Annual & Interim Reports, the Annual Report on Form 20-F, Trading Statements and copies of presentations to analysts and investors

•	News releases

•	Webcast recordings of key investor briefings

•	General Meeting dates, notices, shareholder circulars, presentations and poll results

•	Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report

Introduction

In last year’s Remuneration Report we communicated that the Committee would review the Group’s remuneration policy and structures during the course of 2015. The context for the review was the transformation of CRH with the impending acquisition of assets from Lafarge S.A. and Holcim Limited (the “LH Assets”). Subsequently, the Group also acquired C.R. Laurence. These developments have seen CRH become the number two player globally in the building materials sector. The Committee, therefore, felt it was vital to the success of CRH to ensure that our remuneration incentives are appropriate for the evolving needs of the Group, are competitive, support the delivery of our strategy and are aligned with shareholders’ interests.

When Albert Manifold was appointed Chief Executive in January 2014, the Committee set his remuneration package at a level which it believed should be increased as he grew into the position. In the period since his appointment, the Committee and the Board believes that he has performed exceptionally well in a role that has become increasingly more complex.

Remuneration Review

During the year, the Committee carried out an in-depth review and concluded that CRH’s remuneration structures were not sufficiently incentivising for management and, in particular, for the Chief Executive. Given the importance of the on-going strategic transformation of the Company, we felt that it was important for CRH to submit a revised remuneration policy to shareholders at the 2016 Annual General Meeting (the “2016 Policy”), rather than waiting for the current policy to expire in April 2017.

The Committee developed its proposals based on what we believe are fair and appropriate remuneration arrangements for the Company. In doing so, we considered a number of market data reference points. In particular, the

Committee considered its proposals in the context of FTSE 50 companies (excluding financial services companies).

Shareholder Consultation

On behalf of the Committee, I met with a number of our major shareholders to outline the background to the review and to consult on our proposals. These meetings covered just under 50% of the Company’s issued share capital. The feedback received on our proposed changes illustrated a broad range of perspectives on remuneration. The Committee considered the comments and views that were expressed and made changes to the proposals to take into account the viewpoints expressed. In doing so, we were conscious that it was not possible to address every point. However, we believe that the final proposals are fair, balanced and deal with the key issues communicated to us by shareholders. I would like to take the opportunity to thank those shareholders for their input into the review.

Proposed Policy Changes

Opportunity under CRH’s Incentive Plans

The proposed policy increases the maximum opportunity under CRH’s incentive plans as set out in table 1.

The increases in the opportunity under the annual bonus plan and the 2014 Performance Share Plan (the “2014 Plan”) will only apply to the Chief Executive in 2016. Going forward, the Committee will consider whether it is appropriate to increase the opportunity for the other executive Directors. However, any such increase would be within the limits set by the 2016 Policy and would be set at an appropriate level for their role.

Shareholding Guidelines

In line with the increased opportunity under the Performance Share Plan, the shareholding guideline will be increased for the Chief Executive from one times salary to two-and-a-half times salary, to be achieved by 2020.

CRH Annual Report on Form 20-F |  2015

Performance Measures for Annual Bonus and Performance Share Plans

The existing metrics for the annual bonus plan (EPS, Return on Net Assets (“RONA”), Cash Flow and Personal/Strategic) will remain unchanged for 2016.

CRH’s current focus is on restoring our debt metrics to normalised levels, successfully integrating our newly-acquired businesses and maximising long-term shareholder value. The Committee, therefore, believes that the current Performance Share Plan performance measures remain appropriate as they reflect our focus on cash generation and shareholder value creation. We propose, however, to re-weight these measures to reflect their equal significance as set out in table 2.

We are also proposing to introduce a second comparator benchmark for relative TSR. Under the proposals, 50% of the TSR element will continue to be measured against a tailored peer group, which will comprise 14 companies in 2016, and 50% will now be measured against the FTSE All-World Construction & Materials Index (as at the start of the relevant performance period). The revised structure is summarised in table 3, which also sets out the performance target for each element. The list of tailored peer companies for awards in 2016 is set out in table 8 on page 119.

For 2016 awards, performance will be assessed over the three-year period to 31 December 2018. For TSR performance, vesting between the threshold and maximum levels is calculated on a straight-line basis. For the cash flow measure, vesting is calculated on a straight-line basis between 25% and 80% for cash flow of between €2.8 billion and €3.25 billion and between 80% and 100% for an outturn between €3.25 billion and €3.7 billion.

The Committee will monitor, and, if required, will make appropriate adjustments to cash flow to reflect unusual items such as a significant underspend or delay in budgeted capital expenditure, both ordinary and extraordinary.

Revised Maximum Opportunity under CRH’s Incentive Plans	Table 1

	Current	Revised

Bonus opportunity	150% of salary	225% of salary

Performance Share Plan opportunity	250% of salary	365% of salary

Performance Measures Performance Share Plans	Table 2

	Current Weighting	Revised Weighting

Relative TSR	75%	50%

Cash flow	25%	50%

2014 Performance Share Plan - Revised Structure	Table 3

	Weighting	Threshold (25% vesting)	Maximum (100% vesting)

TSR(i) vs. Peers	25%	Median	Upper quartile

TSR vs. Index	25%	Index	Index +5% p.a.

Cash flow	50%	€2.8bn	€3.7bn

(i)	The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

During the consultation process, some shareholders expressed a preference for the introduction of RONA as a long-term incentive metric. Given the importance to our business of this measure, which has been an integral part of our short-term incentive plans for senior executives for many years, the Committee thoroughly explored the possibility of introducing a RONA element for PSP awards to be made in 2016. However, we concluded that setting a robust performance range at this point in time, with a threshold and maximum long-term RONA that appropriately capture the performance of the recently acquired LH Assets, is very difficult. As CRH purchased these assets on 31 July 2015 (the Philippine assets were purchased in September 2015), a full year of ownership of these assets and a final plan for capital expenditure, which is currently being completed, is required.

Nevertheless, given the importance of a returns-based measure to CRH and a number of our shareholders, we are proposing to introduce RONA as an underpin to the TSR element of the 2014 Plan (including both the tailored peer group and FTSE index measures). At the end of the three-year vesting period, the Committee will consider the RONA performance of the business, including that of the LH Assets. The PSP outcome for the TSR element may be adjusted (downwards only) if RONA performance has not met the expectations of the Board and the Committee. In addition, the Committee intends to introduce a specific RONA measurement when robust targets can be set.

The updated metrics for the 2014 Plan will apply to all awards made to executive Directors in 2016.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Other Changes in 2016

Management changes

Senan Murphy was appointed as Finance Director on 4 January 2016. His salary was set at €625,000 and he will receive a supplementary taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution. For 2016 his annual bonus opportunity is 150% of salary, and his PSP award opportunity will be 200% of salary.

Following Senan Murphy’s appointment, Maeve Carton has changed role to Group Transformation Director. There were no changes to Maeve Carton’s remuneration as a result of her appointment to this new role.

Salaries

The salaries which will apply in respect of 2016 are set out in table 4.

The salary increases for Maeve Carton and Mark Towe are in line with increases for employees generally in their respective regions.

As stated above, when Albert Manifold was appointed Chief Executive in January 2014, the Committee set his remuneration package at a level which it believed should be increased over time to reflect his development in the role. In the period since his appointment, the Committee believes that he has performed exceptionally well in a role that has become significantly more complex. At the revised level, his 2016 salary remains below the salary paid to the Chief Executive in 2008 (see table 11 on page 119).

Non-executive Directors

Given the evolving nature of the Group and its increased complexity, the Board felt that it was appropriate to consider the fees paid to non-executive Directors. The resulting proposed changes were included in the consultation process referred to above. The main purpose was to align fees more closely with the market generally and to reflect the need to recruit high quality non-executives in different markets (Ireland, the US, Europe and Asia), in light of CRH’s growth and increasingly international scope since fees were last increased in 2008. The changes in table 5 have been implemented with effect from January 2016.

The extension of the travel fee to Irish-based non-executive Directors reflects the increase in time commitment to travel to CRH sites across the globe. In 2016, Board visits, incorporating Board meetings, will be held in Asia, Europe and North America.

Remuneration in 2015

During 2015, CRH made significant progress with strong delivery from continuing operations and the newly-acquired businesses:

EPS	+13%(i)

Operating Cash flow	+47%

RONA	+20bps

Net Debt	€6.6bn

Divestment proceeds	€1.0bn

(i)	EPS was 13% ahead despite the Group issuing an additional 74 million shares following the equity placing in February 2015.

This has translated into annual bonus payouts of between 145% and 150% of salary. All of the financial targets (EPS, RONA and cash flow), which applied to each executive Director, were met resulting in a maximum payout. Further details, including the Committee’s assessment of the outcome in terms of personal and strategic goals, are set out on page 120.

In relation to long-term incentive awards, there will be a 77.84% vesting in respect of the award made in 2013 under the 2006 Performance Share Plan. This award was subject to a three-year TSR performance test (2013 – 2015 inclusive). Details of CRH’s performance against the TSR targets are set out on page 125.

Salaries			Table 4

	2016(i)		2015

Albert Manifold	€1,400,000		€1,290,000

Maeve Carton	€688,500		€675,000

Senan Murphy	€625,000		Not applicable

Mark Towe	US$1,448,400		US$1,420,000

(i) Effective from January 2016

Non-executive Directors’ Fees			Table 5

		2016	2015

Chairman		€575,000	€450,000

Basic non-executive Director fee		€78,000	€68,000

Committee fee		€27,000	€22,000

Committee Chair fee		€39,000	€34,000

Travel fee extended to Irish non-executive Directors(i)		€15,000	€0

(i)	European based (non-Irish) non-executive Directors receive a travel fee of €15,000 and non-European based non-executive Directors receive a travel fee of €30,000.

CRH Annual Report on Form 20-F |  2015

There will also be partial vesting of the award made in 2013 under the 2010 Share Option Scheme (the “2010 Scheme”). Adjusted EPS for this award grew by 12.6% p.a. over three years, resulting in a vesting of 37.2% of maximum. This excludes the impact (both costs and benefits) of the acquisition of the LH Assets, which was completed in the final few months of the performance period, and ensures that EPS performance is measured on a like-for-like basis.

Conclusion

The Committee believes that the proposed changes to the Group’s remuneration policy outlined above:

•	maintain the best practice elements of the 2014 Remuneration Policy (the “2014 Policy”) (including bonus deferral, the simplicity of a single long-term incentive plan, two-year holding period (after a three-year vesting period) for vested PSP awards, malus/clawback and shareholding guidelines);

•	are better aligned to the Group’s strategic priorities; and

•	are vital to the delivery of CRH’s strategy and delivery of value to our shareholders by the Chief Executive and his team in the coming years.

The increase in potential awards for variable pay under the annual and long-term incentive plans will require amendments to the 2014 Policy, which will need to be approved by shareholders before they can take effect.

The 2016 Policy has been included on the agenda for the 2016 Annual General Meeting to be held on 28 April 2016. The proposed 2016 Policy is set out in full in the Policy section of this Report on pages 139 to 150.

On behalf of the Remuneration Committee, I would strongly recommend that shareholders vote in favour of the 2016 Policy and the 2015 Directors’ Remuneration Report.

Donald A. McGovern, Jr.

Chairman of Remuneration Committee

March 2016

CRH Annual Report on Form 20-F | 2015

Principal proposed changes to the 2014 Directors’ Remuneration Policy	Table 6

Framework 2014-2015	Framework for 2016 Policy	Comments

Annual Bonus	•	80% of award based on financial performance (profit, EPS growth, cash flow, RONA)	•	No changes proposed	•	The Committee considered that the metrics for the annual bonus plan remain appropriate, robust and challenging

•	20% based on individual personal and strategic goals	•	Table 7 on page 119 summarises the bonuses paid between 2009 and 2015

•	50% of maximum bonus awarded for delivering target performance	•	No changes proposed

•	Maximum annual award of 150% of salary for all executive Directors	•	Maximum annual award of up to 225% of salary	•	The revised maximum award will apply to the Chief Executive only in 2016; the maximum award for other executives in 2016 will be 150%

•	The Committee will review the annual bonus opportunity for other executive Directors in due course. However, any increase will be within the maximum in the 2016 Policy and will be set at an appropriate level for the role of the individual

•	25% of bonus awards for all executive Directors deferred for three years	•	No changes proposed	•	Best practice provision

•	Malus provisions apply for deferred share awards to provide the ability to scale back awards prior to vesting in the event of material misstatement, serious reputational damage or the Group suffering serious losses	•	No changes proposed	•	Best practice provision

•	Clawback provisions apply to the cash portion of the annual bonus

Performance Share Plan	Vesting based:	Vesting based:	•

Inclusion of the FTSE All-World Construction & Materials Index ensures the TSR test reflects CRH’s geographic spread

Cash flow targets will be adjusted, if required, to reflect unusual items such as a significant underspend, or a delay, in budgeted capital expenditure, both ordinary and extraordinary

•	75% on TSR performance against sector peers	•	50% TSR:
•	25% on cumulative cash flow target	–	25% against selected sector peers (see table 8)	•
–	25% against FTSE
All-World Construction & Materials Index
•	50% on cumulative cash flow target
The TSR element will be subject to a RONA underpin.

•	3-year performance period	•	No changes proposed	•	Best practice provision

•	Vested awards required to be held for a further 2 years post vesting

•	Annual award size of:	•	Maximum award amount of up	•	The revised maximum award will apply to the Chief Executive only in 2016; the maximum award for other executives in 2016 will be 200%
–	Chief Executive: 250% of salary	to 365% of salary
–	Other executive Directors: 200% of salary	•	No provisions for exceptional circumstances

•	Awards in exceptional circumstances limited to 350% of base salary	•	Changes to award levels for other executive Directors may be made in due course. However, any adjustments will be within the maximum in the 2016 Policy and will be set at an appropriate level for the role of the individual

•	Malus provisions for unvested share awards (see above annual bonus section for circumstances in which it may operate)	•	No changes proposed	•	Best practice provision

Shareholding Guidelines	•	1.0x salary	• •	Chief Executive: 2.5x salary Other executive Directors: 1.0x salary	•	The increased shareholding guideline for the Chief Executive must be achieved by 2020

CRH Annual Report on Form 20-F |  2015

Annual Bonus Levels as a Percentage of Salary 2009 - 2015	Table 7

2014 Performance Share Plan	Table 8

Tailored Peer Group for TSR Performance Metric (2016 Awards)

ACS	Braas Monier	LafargeHolcim	Skanska	Vinci

Boral	Cemex	Rockwool	Titan Cement	Wienerberger

Buzzi Unicem	Heidelberg Cement	Saint Gobain	Vicat

Vesting Schedule (2016 Awards)	Table 9

Historic vesting of 2006 Performance Share Plan Awards	Table 10	Chief Executive Salary	Table 11

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Annual Statement of Remuneration

Pages 114 to 137 of this report set out:

•	a summary of the proposed changes to the Directors’ Remuneration Policy;

•	details of how CRH’s remuneration policy will operate for 2016;

•	details of the remuneration paid to Directors in respect of 2015; and

•	other areas of disclosure.

The Directors’ Remuneration Report, excluding the Remuneration Policy on pages 139 to 150, will be put to shareholders for the purposes of an advisory vote at the Annual General Meeting to be held on 28 April 2016.

Executive Directors

Remuneration received by executive Directors in respect of 2015

Details of individual remuneration for executive Directors for the year ended 31 December 2015, including explanatory notes, are given in table 14. Details of Directors’ remuneration charged against profit in the year are given in table 39 in the Other Disclosures section.

Basic salary and benefits

Details of executive Directors’ salaries for 2016 compared with 2015 are set out in table 4. The percentage increases implemented in 2016 are shown in table 12.

The background to these increases is set out in the Chairman’s introduction.

Details in relation to employment-related benefits are set out in note (b) in table 14. No material changes to benefits are proposed for 2016. The level of benefits provided will depend on the cost of providing individual items and the individual circumstances.

Annual Bonus Plan

A summary of the structure of CRH’s Annual Bonus Plan and the proposed changes for 2016 is set out in table 6.

2015 Annual Bonus Outcomes

CRH’s Annual Bonus Plan for 2015 was based on a combination of financial targets and personal/strategic goals. The specific weightings for each executive Director are shown in table 15. The relative weighting of the components of the plan, together with indicative performance for each measure is given in tables 15 and 16. Specific targets for the 2015 Annual Bonus Plan have not been disclosed in this report as they are considered by the Board to be commercially sensitive. However, it is intended that Group-related targets for 2015 will be disclosed in the 2016 Directors’ Remuneration Report, subject to the information no longer being commercially sensitive at that time. Targets for the 2014 annual bonuses are disclosed on page 123.

Overall, strong performance against the 2015 Annual Bonus Plan metrics resulted in bonus payments of 150% of salary for Albert Manifold, 145% of salary for Maeve Carton and 147.5% of salary for Mark Towe, representing a percentage against the maximum payable of 100%, 96.7% and 98.3% respectively. There was a maximum payout under each of the financial targets (EPS, RONA and cash flow), which applied to each executive Director. The outcome in relation to each executive Director’s personal/strategic objectives is set out in table 16 on page 122.

In accordance with the Group’s 2014 Remuneration Policy, 25% of the bonus amount will be deferred into shares for a period of three years. Deferred Share awards are not subject to any additional performance conditions during the deferral period and are adjusted for dividend equivalents based on dividends paid by CRH during the deferral period.

2016 Salaries – Executive Directors	Table 12

Director	% Change

Albert Manifold	+8.5%

Maeve Carton	+2%

Senan Murphy(i)	Not applicable

Mark Towe	+2%

(i) appointed with effect from 4 January 2016

2015 Annual Bonus Outcome - Summary		Table 13

Director	Payout level as a % of

	Salary	Maximum Opportunity

Albert Manifold	150.0%	100.0%

Maeve Carton	145.0%	96.7%

Mark Towe	147.5%	98.3%

CRH Annual Report on Form 20-F |  2015

Similar to 2015, CRH’s Annual Bonus Plan for 2014 was based on a combination of financial targets and personal/strategic goals. Due to commercial sensitivity, specific targets were not disclosed in the 2014 Directors’ Remuneration Report. The Remuneration Committee considers that Group-related targets for 2014 have ceased to be commercially sensitive and, accordingly, these are set out in table 17.

Indicative performance against Oldcastle targets for 2014 is shown in table 18; the actual targets have not been disclosed as it is considered that the information remains commercially sensitive. Please see table 24 in the 2014 Directors’ Remuneration Report for performance in 2014 against personal/ strategic measures.

The 2016 Annual Bonus Plan will be operated broadly in line with the 2015 Annual Bonus Plan, except that the maximum award size for the Chief Executive will increase to 225% of salary, subject to the 2016 Policy being approved by shareholders at the 2016 Annual General Meeting. The Committee intends to disclose the targets for the 2016 Annual Bonus Plan in the 2017 Directors’ Remuneration Report.

Individual remuneration for the year ended 31 December 2015 (Audited)	Table 14

			Annual Bonus Plan

				Deferred	Long-term	Retirement
	Basic salary	Benefits	Cash element	shares	incentives	benefit expense
	(a)	(b)	(c)	(c)	(d)	(e)	Total	Total	Total
	€000	€000	€000	€000	€000	€000	€000	€000	€000
	2015	2015	2015	2015	2015	2015	2015	2014	2013

Executive Directors

Albert Manifold	1,290	22	1,451	484	1,671	607	5,525	4,184	2,088

Maeve Carton	675	10	734	245	1,161	282	3,107	1,907	1,412

Mark Towe	1,280	72	1,416	472	2,091	256	5,587	2,986	2,965

	3,245	104	3,601	1,201	4,923	1,145	14,219	9,077	6,465

(a)	Basic Salary: Further details and background in relation to the changes in salaries effective for 2015 are set out on pages 109 and 110 of the 2014 Directors’ Remuneration Report.

(b)	Benefits: For executive Directors these relate principally to the use of company cars, medical insurance and life assurance and, where relevant, the value of the discount on the grant of options under the Group’s 2010 Savings-related Share Option Scheme.

(c)	Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2015, a bonus was payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2015 Plan, together with details of the performance against targets and payouts in respect of 2014 and 2015, are set out on pages 122 and 123. For 2015 and 2014 bonuses, 25% of executive Directors’ bonuses are paid in Deferred Shares, vesting after three years, with no additional performance conditions.

(d)	Long-Term Incentives: In February 2016, the Remuneration Committee determined that 77.84% of the award made in 2013 under the 2006 Performance Share Plan vested on 7 March 2016. The Remuneration Committee also determined that 37.2% of the award made in 2013 under the 2010 Share Option Scheme vested. For the purposes of this table, the value of these awards, both of which were subject to a three-year performance period ending in 2015, has been estimated using a share price of €25.60, being the three month average share price to 31 December 2015, less, in the case of the award under the 2010 Share Option Scheme, the amount payable by the Directors to purchase the shares under option (i.e. the total exercise cost). Long-term incentive amounts for 2014 reflect the value of vested long-term incentive awards with a performance period ending in 2014. These amounts reflect the value of the awards granted in 2006, 2007, 2008 and 2009 under the 2000 Share Option Scheme, which the Remuneration Committee determined in May 2015 had met the applicable EPS performance targets (see table 22 on page 125) and had vested. For the purposes of this table, the value of these awards have been calculated based on the difference between the total exercise cost and the market value on the date of vesting (€25.11) (see page 125 for more details). No other long-term incentive awards with a performance period ending in 2014 vested.

(e)	Retirement Benefits Expense: The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. This cap was further reduced by the Irish Finance Act 2011 to €2.3 million and, by the Finance (No. 2) Act 2013, to €2.0 million. As a result of these legislative changes, the Remuneration Committee has decided that executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Maeve Carton and Albert Manifold chose to opt for the alternative arrangement which involved capping their pensions in line with the provisions of the Finance Acts and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

2015 Annual Bonus - Achievement - Financial Targets (Albert Manifold, Maeve Carton and Mark Towe)	Table 15

	Opportunity		Performance achieved
	as a % of salary		relative to targets			Performance	% Outcome versus

Measure	Target	Maximum	Threshold(i)	Target	Maximum	achieved	Maximum Opportunity

CRH EPS	18.75%	37.5%				89.1c	37.5% / 37.5%

CRH Cash Flow

- Operating Cash Flow(ii)	11.25%	22.5%				€1,722m	22.5% / 22.5%

- Divestments	11.25%	22.5%				€1,017m	22.5% / 22.5%

CRH RONA(iii)	18.75%	37.5%				8.8%	37.5% / 37.5%

(i)	0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line pay out schedule between these points.

(ii)	For this purpose, operating cash flow has been defined as reported internally and for 2015 excludes the operating cash flows attributable to the post acquisition period for the LH Assets. The figure also differs from the “cash generated from operations” figure of €2,784m reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting outflows on the purchase of property, plant and equipment (PP&E), net of proceeds from the disposal of PP&E.

(iii)	2015 RONA is calculated excluding the transaction/one-off costs of €197m related to the acquisition of the LH Assets.

2015 Annual Bonus - Achievement - Personal/Strategic Targets		Table 16

Directors	Achievements	% Outcome versus Maximum Opportunity

Albert Manifold	Effective leadership of the process to integrate the assets acquired from Lafarge S.A. and Holcim Limited; successful recruitment of new Group Finance Director and supporting the incumbent in the transition to a new strategic role; leading the process of organisation change, including the establishment and resourcing of refined organisation structures in the Americas, Europe and Asia; continued strong leadership of the Group’s talent management process and the mentoring of the senior executive team.	30.0% / 30.0%

Maeve Carton	Continued progress in the area of operational performance including the roll-out of financial reporting systems for the measuring and reporting of KPIs; leading succession planning for the Group’s tax function, the development of a new supporting organisation structure and co-ordinating refinements to the Group’s tax strategy; managing the process of funding the significant acquisition spend in 2015 and effective management of the Group’s bond programme; guiding the process for the evolution of CRH’s cyber security arrangements.	25.0% / 30.0%

Mark Towe	Leadership in relation to the transition to a new organisation structure in the Americas; management of the process to integrate the assets acquired from Lafarge and Holcim in Canada and the United States; continued input into the Group’s talent management process; working closely with the Chief Executive in relation to the ongoing process to leverage the size and collective scale of the Group in areas such as procurement.	27.5% / 30.0%

CRH Annual Report on Form 20-F |  2015

2014 Annual Bonus - Achievement - Group Targets (Albert Manifold, Maeve Carton and Mark Towe)	Table 17

	Performance needed for payout at			Performance	Payout %

Measure	Threshold	Target	Maximum	achieved	of Maximum

CRH EPS	68c	74c	78c	78.9c	100.0%

CRH Cash Flow

- Operating Cash Flow(i)	€1,163m	€1,264m	€1,365m	€1,477m	100.0%

- Divestments	€200m	€225m	€250m	€345m	100.0%

CRH RONA	6.15%	6.7%	7.2%	7.4%	100.0%

(i)	For this purpose, operating cash flow has been defined as reported internally, which differs from the “cash generated from operations” of €1,626m shown in the 2014 Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net of proceeds from disposal of PP&E.

2014 Annual Bonus - Achievement - Oldcastle Targets (Mark Towe)	Table 18

	Performance achieved relative to targets
Measure	Threshold(ii)	Target	Maximum	Payout % of Maximum

Oldcastle Group PBIT(i)				100.0%

Oldcastle Cash Flow

- Operating Cash Flow				100.0%

- Divestments				100.0%

  (i)    PBIT is defined as earnings before interest and taxes.

  (ii)   0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line pay out schedule between these points.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Share scheme awards

A summary of share scheme awards made to executive Directors in 2015 is set out in table 23. Details of outstanding performance share awards and share options held by executive Directors are shown in tables 27, 28 and 29.

Long-Term Incentives

2014 Performance Share Plan

A summary of the proposed changes to the operation of the 2014 Performance Share Plan (the “2014 Plan”) is set out in table 6.

During 2015, awards were made under the 2014 Plan to the executive Directors, details of which are summarised in table 28. The performance metrics for the 2015 awards are set out in table 19.

The definition of cash flow is adjusted to exclude:

•	dividends to shareholders;

•	acquisition/investment expenditure;

•	share issues (scrip dividend, share options, other);

•	financing cash flows (new loans/ repayments);

•	back funding pension payments;

•	foreign exchange translation.

The Remuneration Committee considers that it is appropriate to make these adjustments in order to remove items that do not reflect the quality of management’s operational performance, or are largely outside of management control.

The Remuneration Committee will also consider whether any adjustments are required to cash flows resulting from any significant acquisitions completed during the performance period.

The proposed cash flow target for awards in 2016 under the 2014 Plan is set out in table 3 in the Remuneration Committee Chairman’s introduction on page 115.

Vested awards for executive Directors are required to be held for a further two years post-vesting.

Participants under the 2014 Plan are entitled to receive dividend equivalents in proportion to the percentage of an award which vests. However, they are not entitled to vote in respect of any shares subject to the award, until the shares vest.

2006 Performance Share Plan

The Performance Share Plan (the “2006 PSP”), which was approved by shareholders in May 2006, is based on Total Shareholder Return (TSR) over a three-year performance period. This plan was replaced by the 2014 Performance Share Plan (see above), which was approved by shareholders at the 2014 Annual General Meeting.

Consequently, the last award under the 2006 PSP was made in 2013 and vested on performance to 31 December 2015. Half of each award was assessed against TSR for a tailored peer group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index. The peer group for the TSR test was the same as set out in table 20 with the addition of Home Depot.

The performance criteria for the 2006 PSP are set out in table 21. Participants are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until the shares vest.

2014 Performance Share Plan (2014 Plan) Metrics (2014 and 2015 Awards)	Table 19

3-year TSR(i) performance compared to peer group (75% of Award)	Vesting level

Equal to or greater than 75th percentile	100%

Between 50th and 75th percentile	Straight-line between 25% and 100%

Equal to 50th percentile	25%

Below 50th percentile	0%

Three-Year Cumulative Cash Flow (25% of award)	Vesting Level

Equal to or greater than €3.5bn	100%

Between €2.9bn - €3.5bn	Straight-line between 25% and 100%

Equal to €2.9bn	25%

Below €2.9bn	0%

(i)	The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

Peer Group for TSR Performance Metric for awards in 2014 and 2015 under the 2014 Plan	Table 20

Boral	Heidelberg Cement	Martin Marietta Materials	Vulcan Materials

Buzzi Unicem	Italcementi	Holcim	Travis Perkins

Cemex	Kingspan Group	Saint Gobain	Wienerberger

Grafton Group	Lafarge	Titan Cement	Wolseley

CRH Annual Report on Form 20-F |  2015

The rules of the 2006 PSP provide that no award, or portion of an award, which has satisfied the TSR performance criteria should be released unless the Remuneration Committee has confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

In respect of the award made in 2013 (with a performance period 2013-2015), in February 2016, the Remuneration Committee determined that 77.84% of the award will vest as, over the three-year period 2013 -2015, CRH’s TSR performance was 91.6%. The Company’s TSR performance was reviewed by the Remuneration Committee’s remuneration consultants (Deloitte).

During 2015, the Remuneration Committee determined that the award made under the 2006 PSP in 2012 (with a performance period 2012-2014) lapsed as, over the three-year period 2012-2014, CRH’s TSR performance was below the median of both the peer group and the Eurofirst Index.

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of the Earnings Per Share (EPS) based share option scheme (the “2010 Scheme”). Following the approval by shareholders for the introduction of the 2014 Plan, no further awards will be made under the 2010 Scheme. Consequently, the last award under the 2010 Scheme was made in 2013.

Options were granted at the market price of the Company’s shares at the time of grant. The vesting period for options is three years, with vesting only occurring once an initial EPS performance target has been reached. Awards under the 2010 Scheme were limited to 150% of salary.

The performance criteria for the 2010 Scheme are set out in table 22.

The grants of options under the 2010 Scheme made in 2010, 2011 and 2012 did not meet the EPS performance criteria set out in table 22 and, accordingly, the options lapsed on the third anniversary of the date of grant.

There will be a partial vesting of the award made in 2013 under the 2010 Scheme. Adjusted EPS for this award grew by 12.6% p.a. over three years, resulting in a vesting of 37.2% of maximum. This excludes the impact (both costs and benefits) of the acquisition of the LH Assets, which was completed in the final few months of the performance period, and ensures that the performance was measured on a like-for-like basis.

Details of outstanding awards to Directors under the 2010 Scheme are provided in tables 29 and 30 on page 130.

2006 Performance Share Plan (2006 PSP) Metrics	Table 21

3-year TSR(i) performance compared to peer group/Eurofirst 300 Index	Vesting level

Equal to or greater than 75th percentile	100%

Between 50th and 75th percentile	Straight-line between 30% and 100%

Equal to 50th percentile	30%

Below 50th percentile	0%

(i)	The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the closing price on the last day before the start of the performance period and the final day of the performance period respectively.

Share Option Scheme Metrics	Table 22

Compound EPS(i) Growth Performance over Three Years
Awarded in 2010 & 2011	Awarded in 2012 & 2013	Vesting Level

Equal to or greater than 27.5% p.a.	Equal to or greater than 20% p.a.	100%

Between 17.5% and 27.5% p.a.	Between 13% and 20% p.a.	Straight-line between 40% and 100%

Between 12.5% and 17.5% p.a.	Between 10% and 13% p.a.	Straight-line between 20% and 40%

Equal to 12.5% p.a.	Equal to 10% p.a.	20%

Less than 12.5% p.a.	Less than 10% p.a.	0%

(i)	The EPS figure used for the purposes of the 2010 Scheme is the basic consolidated earnings per share of the Company for the accounting period concerned as shown in the Annual Report issued by the Company for that accounting period.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

2000 Share Option Scheme

At the Annual General Meeting held in 2000, shareholders approved the introduction of a share option scheme (the “2000 Scheme”). This scheme was superseded by the 2010 Scheme referred to above. No awards have been made under the 2000 Scheme since 2009. Details of unexercised awards and the performance criteria for the 2000 Scheme are set out in the notes to tables 29 and 30 on page 130.

Pursuant to the rules of the 2000 Scheme, during 2015, the Remuneration Committee determined that the grants of options made in 2006, 2007, 2008 and 2009 under the 2000 Scheme had met the applicable performance criteria and these awards vested. Details in relation to the performance test for these options is set out in table 30.

Other employee share plans

Executive Directors are eligible to participate in the 2010 Savings-Related Option Scheme (Republic of Ireland) (the “2010 SAYE Scheme”) and in the Group’s Irish Revenue approved Share Participation Scheme (the “Participation Scheme”).

The 2010 SAYE Scheme is an Irish Revenue approved plan open to all Irish employees. Participants may save up to €500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of executive Directors under the 2010 SAYE Scheme are set out in table 29 on page 130.

The Participation Scheme is an Irish Revenue approved plan and is open to all employees in Ireland. Grants can be made to participants up to a maximum of €12,700 annually in CRH shares. Maeve Carton and Albert Manifold participated in the Participation Scheme in 2015.

Malus and Clawback

Since 2015 all incentive awards to executive Directors are subject to recovery provisions. Annual bonus awards are subject to recovery provisions for three years from the date of payment (cash awards) or grant (deferred awards). Performance Share Plan awards are subject to malus for the three years prior to performance assessment and the two further years of the holding period.

Malus or clawback provisions may be triggered in the event of:

•	material misstatement;

•	serious reputational damage; or

•	the Group suffering serious losses.

Retirement benefit expense

Maeve Carton and Albert Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of salary* for each year of pensionable service and is designed to

Summary of Scheme Interests Granted in 2015	Table 23

Directors	Scheme	Basis of award (% of salary)	Number of shares	Face value(i)	Exercise price	Percentage vesting at threshold performance (% of maximum)	Performance period end date	Expected date of release

A. Manifold	PSP (conditional shares)	250%	132,064	€3,225,002	n/a	25%	31-Dec-17	Feb-2020

	Annual Bonus(ii) (deferred shares)	37.5%	24,928	€450,000	n/a	n/a	n/a	Feb-2018

M. Carton	PSP (conditional shares)	200%	55,283	€1,350,010	n/a	25%	31-Dec-17	Feb-2020

	Annual Bonus(ii) (deferred shares)	37.5%	12,983	€234,375	n/a	n/a	n/a	Feb-2018

M. Towe	PSP (conditional shares)	200%	107,110	€2,615,626	n/a	25%	31-Dec-17	Feb-2020

	Annual Bonus(ii) (deferred shares)	37.5%	22,908	€413,489	n/a	n/a	n/a	Feb-2018

(i)	Face value for PSP awards has been calculated using the share price at the date of grant (€24.42).

(ii)	See table 21 on page 113 of the 2014 Annual Report for the structure of the 2014 Annual Bonus Plan.

*	Salary is defined as basic annual salary and excludes any fluctuating emoluments.

CRH Annual Report on Form 20-F |  2015

provide two-thirds of career average salary at retirement for full service. If either Maeve Carton or Albert Manifold leaves service prior to Normal Retirement Age (60) they will become entitled to a deferred pension, payable from Normal Retirement Age, based on the pension they have accrued to their date of leaving. The Finance Act 2006 established a cap on pension provisions by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million and reduced further to €2 million by the Finance (No. 2) Act 2013) or the value of individual accrued pension entitlements as at 7 December 2005.

As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Maeve Carton and Albert Manifold have opted for an arrangement whereby their pensions are capped in line with the provisions of the Finance Act 2006 and receive a supplementary taxable non-pensionable cash supplement in lieu of pension benefits forgone. There was, therefore, no additional accrual in 2015. The cash pension supplements for 2015 are detailed in table 14. These supplements are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances.

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

No changes in the above pension arrangements are proposed in 2016.

Senan Murphy receives a supplementary taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

Details regarding pension entitlements for the executive Directors are set out in tables 24 and 25.

Pension entitlements - defined benefit (Audited)	Table 24

	Increase in accrued personal pension	Transfer value of increase in	Total accrued personal pension
	during 2015(i)	dependants’ pension(i)	at year-end(ii)
	€000	€000	€000
Executive Directors

A. Manifold	-	109	273

M. Carton	-	33	266

(i)	As noted above, the pensions of Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2015 in the event of these Directors leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

Pension entitlements - defined contribution (Audited)	Table 25

The accumulated liabilities related to the unfunded Supplemental Executive Retirement Plans for Mark Towe are as follows:

	As at	2015	2015 notional	Translation	As at
	31 December 2014	contribution	interest(iii)	adjustment	31 December 2015
	€000	€000	€000	€000	€000
Executive Director

M. Towe	2,502	237	119	295	3,153

(iii)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Directors’ Interests in Shares and Share Scheme Awards

Deferred Share Awards under the Annual Bonus Plan (Audited)	Table 26

			Dividend Equivalent
	31 December	Awards in	adjustment(iii)/Scrip	Released in	31 December
	2014	2015(i)	Dividend allotment 2015	2015	2015	Release Date

Maeve Carton	-	12,983	325	-	13,308	March 2018(ii)

Albert Manifold	-	24,928	624	-	25,552	March 2018(ii)

Mark Towe	2,626	-	54	-	2,680	March 2017(ii)

	-	22,908	573	-	23,481	March 2018(ii)

	2,626	60,819	1,576	-	65,021

(i)	The shares awarded during 2015 relate to the deferred portion of 2014 bonus and were included in total remuneration reported for 2014. Under the rules of Annual Bonus Plan, the number of shares awarded was calculated using the three month average share price to 31 December 2014, being €18.05.

(ii)	Under the Annual Bonus Plan in operation in respect of the financial years ended 31 December 2014 and 2015, up to one-third of the earned bonus was receivable in CRH shares, deferred for a period of three years, with forfeiture in the event of departure from the Group in certain circumstances during that period. Deferred Shares are not subject to any additional performance conditions during the deferral period.

(iii)	In order to calculate the Dividend Equivalents Adjustment it is assumed that an election for scrip shares in lieu of cash is made for each dividend during the vesting period.

Directors’ awards under the 2006 Performance Share Plan(i) (Audited)	Table 27

	Year	31				31			Market
	of	December	Granted	Released	Lapsed	December	Performance	Release	Price in euro
	award	2014	in 2015	in 2015(ii)	in 2015(ii)	2015	Period	Date	on award

	2012	50,000	-	-	50,000	-

Maeve Carton	2013	50,000	-	-	-	50,000	01/01/13 -31/12/15	March 2016	16.19

		100,000	-	-	50,000	50,000

	2012	70,000	-	-	70,000	-

Albert Manifold	2013	72,000	-	-	-	72,000	01/01/13 -31/12/15	March 2016	16.19

		142,000	-	-	70,000	72,000

	2012	90,000	-	-	90,000	-

Mark Towe	2013	90,000	-	-	-	90,000	01/01/13 -31/12/15	March 2016	16.19

		180,000	-	-	90,000	90,000

(i)	2006 Performance Share Plan: This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. 77.84% of the shares awarded in 2013 are scheduled for release in March 2016. See pages 124 and 125 for more details.

(ii)	In 2015, the Remuneration Committee determined that the 2012 award lapsed as, over the three-year period 2012-2014, CRH’s TSR performance was below the median of both the peer group and the Eurofirst Index.

CRH Annual Report on Form 20-F |  2015

Directors’ awards under the 2014 Performance Share Plan(i) (Audited)	Table 28

										Market
		31		Dividend			31			Price in
	Year of	December	Granted	Equivalents	Released	Lapsed	December	Performance	Release	euro on
	award	2014	in 2015	2015(ii)	in 2015	in 2015	2015	Period	date	award

	2014	60,118	-	1,508	-	-	61,626	01/01/14 -31/12/16	February 2019	20.49

Maeve Carton	2015	-	55,283	391	-	-	55,674	01/01/15 -31/12/17	February 2020	24.42

		60,118	55,283	1,899	-	-	117,300

	2014	144,384	-	3,621	-	-	148,005	01/01/14 -31/12/16	February 2019	20.49

Albert Manifold	2015	-	132,064	934	-	-	132,998	01/01/15 -31/12/17	February 2020	24.42

		144,384	132,064	4,555	-	-	281,003

	2014	98,109	-	2,461	-	-	100,570	01/01/14 -31/12/16	February 2019	20.49

Mark Towe	2015	-	107,110	757	-	-	107,867	01/01/15 -31/12/17	February 2020	24.42

		98,109	107,110	3,218	-	-	208,437

(i)	2014 Performance Share Plan: This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in February 2019 and February 2020 will be allocated to the extent that the relevant performance conditions are achieved. The structure of the 2014 Performance Share Plan is set out in table 6.

(ii)	The Remuneration Committee has determined that dividend equivalents should accrue on awards under the 2014 Performance Share Plan. Subject to the satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares at vesting.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Directors’ Share Options (Audited)	Table 29

Details of movements on outstanding options and those exercised during the year are set out in the table below									Options exercised during 2015

								Weighted	Weighted	Weighted
								average option	average	average market
	31				31			price at 31	exercise	price at date of
	December	Granted	Lapsed	Exercised	December	11 March		December 2015	price	exercise
	2014	in 2015	in 2015	in 2015	2015	2016		€	€	€

	55,831	-	-	19,234	36,597	36,597	(a)	27.97	21.52	25.11

Maeve Carton	97,000	-	50,000	-	47,000	47,000	(b)	16.19

	1,726	-	-	-	1,726	1,726	(c)	17.67

	166,445	-	-	110,995	55,450	55,450	(a)	28.15	18.88	25.08

Albert Manifold	137,500	-	70,000	-	67,500	67,500	(b)	16.19

	2,236	-	-	-	2,236	2,236	(c)	13.64

Mark Towe	133,081	-	-	27,725	105,356	105,356	(a)	25.84	18.85	25.10

	175,000	-	90,000	-	85,000	85,000	(b)	16.19

	768,819	-	210,000	157,954	400,865	400,865

Options by price (Audited)	Table 30

	31				31
	December	Granted	Lapsed	Exercised	December
	€2014	in 2015	in 2015	in 2015	2015		Earliest exercise date	Expiry date

18.7463	16,635	-	-	16,635	-	(a)

18.8545	27,725	-	-	27,725	-	(a)

26.1493	72,085	-	-	-	72,085	(a)	March 2016	April 2016

29.4855	53,232	-	-	-	53,232	(a)	March 2016	April 2017

29.8643	36,043	-	-	-	36,043	(a)	March 2016	April 2017

21.5235	99,637	-	-	63,594	36,043	(a)	March 2016	April 2018

16.58	50,000	-	-	50,000	-	(a)

15.19	210,000	-	210,000	-	-	(b)

16.19	199,500	-	-	-	199,500	(b)	March 2016	April 2023

13.64	2,236	-	-	-	2,236	(c)	August 2017	January 2018

17.67	1,726	-	-	-	1,726	(c)	August 2019	January 2020

	768,819	-	210,000	157,954	400,865

The market price of the Company’s shares at 31 December 2015 was €26.70 and the range during 2015 was €18.73 to €28.09.

(a)	Granted under the 2000 Share Option Scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(b)	Granted under the 2010 Share Option Scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The performance criteria are set out in table 22 on page 125.

(c)	Granted under the 2010 Savings-related Share Option Scheme.

CRH Annual Report on Form 20-F |  2015

Shareholding guidelines for executive Directors

The Remuneration Committee adopted a policy in 2013 whereby executive Directors are required to build up (and maintain), within five years of appointment a minimum holding in CRH shares which is equivalent to one times basic salary. For existing executive Directors it was required that this guideline be achieved by 31 December 2015, unless the executive Director had a significant change in role which resulted in a step change in salary in which case the one times salary guideline was required be achieved within five years of the change. Senan Murphy will have until 31 December 2020 to meet the shareholding guideline. As at his date of appointment, he held 1,000 CRH shares.

As part of the remuneration review carried out in 2015, the Remuneration Committee considered whether the shareholding guideline should be increased, particularly in relation to the Chief Executive.

The Remuneration Committee concluded that, subject to shareholder approval for the increase in PSP opportunity set out in the 2016 Policy (see page 118), the shareholding guideline for the Chief Executive should be increased to two-and-a-half times basic salary and that the Chief Executive should be required to meet this guideline by 2020. The Committee concluded that the shareholding guidelines for the other executive Directors remain appropriate.

The current shareholdings of executive Directors as a multiple of 2016 basic salary, excluding Senan Murphy, are shown in table 31. The table includes, for illustrative purposes, shares beneficially owned by the Directors as at 2 March 2016, the estimated after tax vesting of the 2013 awards under the 2006 PSP (which will vest on 7 March 2016) and the estimated after tax vesting of Deferred Share awards granted in respect of 2014, 2015 and 2016 (as appropriate).

Executive Director Shareholdings (as a multiple of 2016 basic salary)	Table 31

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Shareholdings of Directors and Company Secretary

as at 31 December 2015

Directors’ interests in share capital at 31 December 2015 (Audited)	Table 32

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group’s subsidiary, joint venture or associated undertakings.

Ordinary Shares	11 March 2016		31 December 2015	31 December 2014

Directors

E.J. Bärtschi	25,200		25,200	25,200

M. Carton	124,256	(i)	84,818(i)	82,036

W.P. Egan	16,112		16,112	16,112

- Non-beneficial	12,000		12,000	12,000

U-H. Felcht	1,303		1,303	1,285

N. Hartery	16,591		16,591	12,265

P.J. Kennedy	2,000		2,000	-(ii)

A. Manifold	69,934	(i)	43,372(i)	39,998

R. McDonald	1,000		1,000	-(ii)

D.A. McGovern, Jr.	5,255		5,255	5,131

H.A. McSharry	3,965		3,965	3,886

S. Murphy	1,000		1,000(ii)	-

L.J. Riches	2,000		2,000	-(ii)

H.Th. Rottinghuis	15,426		15,426	15,124

M. Towe	177,444	(i)	107,388(i)	100,276(i)

Secretary

N. Colgan	13,698		9,511	15,549

	487,184		345,941	328,862

Of the above holdings, the following are held in the form of American Depository Receipts:

	11 March 2016	31 December 2015	31 December 2014

W.P. Egan	15,000	15,000	15,000

- Non-beneficial	12,000	12,000	12,000

R. McDonald	1,000	1,000	-(ii)

D.A. McGovern, Jr.	5,255	5,255	5,131

William J. Teuber, Jr. became a Director on 3 March 2016. He does not have a holding of CRH shares.

(i)	Excludes awards of Deferred Shares, details of which are disclosed on page 128.

(ii)	Holding at date of appointment.

CRH Annual Report on Form 20-F |  2015

Non-executive Directors

Remuneration paid to non-executive Directors in 2015 is set out in table 33.

Individual remuneration for the year ended 31 December 2015 (Audited)	Table 33

	Basic salary		Other
	and fees	Benefits	remuneration
	(a)	(b)	(c)	Total	Total	Total
	€000	€000	€000	€000	€000	€000

Non-executive Directors	2015	2015	2015	2015	2014	2013

E.J. Bärtschi	68	-	71	139	139	116

W.P. Egan	68	-	52	120	120	120

U-H. Felcht	68	-	37	105	105	105

N. Hartery	68	6	382	456	460	473

J.M. de Jong (d)	-	-	-	-	42	128

J.W. Kennedy (e)	24	-	13	37	105	105

P.J. Kennedy (f)	68	-	37	105	-	-

R. McDonald (g)	23	-	17	40	-	-

D.A. McGovern, Jr. (j)	68	-	85	153	120	60

H.A. McSharry	68	-	22	90	90	90

L.J. Riches (h)	57	-	31	88	-	-

D.N. O’Connor (e)	24	-	10	34	124	124

H.Th. Rottinghuis (i)	68	-	37	105	86	-

	672	6	794	1,472	1,391	1,321

(a)	Fee levels for non-executive Directors were unchanged in 2015. The fees which will apply for 2016 are set out on page 134.

(b)	Benefits: In the case of Nicholas Hartery the amount reflects the reimbursement of travel expenses from his residence to his Chairman’s office in Dublin, which have been grossed up for Irish tax purposes.

(c)	Other Remuneration: Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland.

(d)	Jan Maarten de Jong retired as Director on 7 May 2014.

(e)	John Kennedy and Dan O’Connor retired as Directors on 7 May 2015.

(f)	Pat Kennedy became a Director on 1 January 2015.

(g)	Rebecca McDonald became a Director on 1 September 2015.

(h)	Lucinda Riches became a Director on 1 March 2015.

(i)	Henk Rottinghuis became a Director on 18 February 2014.

(j)	Don McGovern became a Director on 1 July 2013.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

In July 2014, the Irish Revenue Commissioners issued guidance that certain travel and subsistence expenses for non-executive Directors were to be treated as taxable. Irish law was subsequently amended in 2015 to state that travel and subsistence expenses for non-Irish resident non-executive Directors will not be taxable from 1 January 2016 onwards. The relevant expenses reimbursed to non-executive Directors in respect of travel to/from Board meetings for 2015 have, therefore, been taxed. The total grossed up value of these expenses in 2015 was €290,105 (including tax).

Remuneration for non-executive Directors in 2016

The remuneration of non-executive Directors and the Chairman is determined by the Board of Directors as a whole. The fees were last increased in 2008. As part of the recent remuneration review referred to in the Committee Chairman’s introduction, increases to the fees have been implemented with effect from January 2016. The revised fees are set out in table 34.

Other Disclosures

Fees paid to former Directors

The 2013 Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment Regulations) Regulations in the UK, require disclosure of payments to former directors in certain circumstances. No payments have been made to individual former directors in those circumstances which exceed the de minimis threshold of €20,000 per annum set by the Remuneration Committee.

As reported in the 2013 Directors’ Remuneration Report, following his retirement as Chief Executive, the Remuneration Committee granted Myles Lee an extension of 12 months, from the date of vesting of his options under the 2000 Share Option Scheme, to exercise those options.

Non-executive Director Fee Structure		Table 34

Role	2016	2015

Group Chairman (including non-executive Director salary and fees for committee work)	€575,000	€450,000

Basic non-executive Director fee	€78,000	€68,000

Committee fee	€27,000	€22,000

Additional fees

Senior Independent Director/Remuneration Committee Chairman(i)	€39,000	€34,000

Audit Committee Chairman	€39,000	€34,000

Fee for Europe-based non-executive Directors(ii)	€15,000	€15,000

Fee for US-based non-executive Directors	€30,000	€30,000

(i)	If the roles of Senior Independent Director and Remuneration Committee Chair are not combined, fees of €25,000 and €15,000 apply respectively.

(ii)	Fee for Europe-based non-executive Directors has been extended to Irish non-executive Directors for 2016 onwards. This reflects the increase in time commitment to travel to CRH sites across the globe. In 2016, Board visits, incorporating Board meetings, will be held in Asia, Europe and North America.

As outlined above, the options granted in 2006, 2007, 2008 and 2009 vested during 2015. The total value of these awards on vesting, based on the difference between the total exercise cost and the market value on the date of vesting (€25.11), was €841,497.

Executives’ external appointments

The executive Directors may accept external appointments with the prior approval of the Board provided that such appointments do not prejudice the individual’s ability to fulfil their duties at the Group. Whether any related fees are retained by the individual or remitted to the Group is considered on a case-by-case basis.

In December 2014, Maeve Carton was appointed as an agency member of the National Treasury Management Agency, an Irish state body that provides asset and liability management services to the Irish government. During 2015, Ms. Carton received a total of €30,870 fees in relation to this appointment.

Total Shareholder Return

The value at 31 December 2015 of €100 invested in 2005 and 2008 respectively, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in table 36.

TSR performance has been compared against the FTSE100 and the Eurofirst 300 as these are broad general market indices of which CRH is a constituent. The Committee, therefore, considers that they offer a reasonable comparison for performance.

Compound TSR growth since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 16.1%.

CRH Annual Report on Form 20-F |  2015

Remuneration paid to Chief Executive 2009 - 2015	Table 35

(i)	Value of bonus award each year is shown as a percentage of the maximum opportunity.

(ii)	Value of vested long-term incentive awards is shown as a percentage of the maximum opportunity.

(iii)	Value of long-term incentives for 2014 has been updated to reflect the full vesting of options under the 2000 Share Option Scheme (see page 121 for more details).

TSR Performance	Table 36

(i)	For the purposes of comparability, the FTSE100 Index has been converted to euro using the closing exchange rate at each year-end.

Remuneration paid to Chief Executive 2009 - 2015

Table 35 to the left shows the total remuneration paid to the Chief Executive in the period 2009 to 2015 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in each year. Albert Manifold succeeded Myles Lee as Chief Executive in January 2014.

The increase in the Chief Executive’s salary in the period 2009 to 2015 is set out in table 11 on page 119.

The increase in total remuneration paid to the Chief Executive in 2015 compared to 2014 arises primarily as a result of the vesting of the PSP award made in 2013 (see page 125 for more details); no PSP awards with a performance period to 31 December 2014 vested. Excluding the impact of vested share based awards, the percentage change in the Chief Executive’s salary, benefits and bonus between 2014 and 2015 was as follows:

Salary	+7.5%

Benefits	-43.6%

Bonus	+7.5%

The combined percentage change was +6.8% .

There was a 23% increase in the total average employment costs in respect of employees in the Group as a whole between 2014 and 2015.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Relative importance of spend on pay

Table 37 sets out the amount paid by the Group in remuneration to employees compared to dividend distributions made to shareholders in 2014 and 2015. The average number of employees is set out in note 5 to the Consolidated Financial Statements on page 179. We have also shown the change in EBITDA (as defined)* performance year on year to provide an indication of the change in profit performance.

The Remuneration Committee and Advisers

The non-executive Directors who were members of the Remuneration Committee during 2015, together with their record of attendance at Committee meetings, are identified on page 110.**

Risk policies and systems

During 2015, the Chairman of the Remuneration Committee reviewed with the Audit Committee the Group’s remuneration structures from a risk perspective.

Remuneration consultants

Deloitte LLP are the Committee’s independent remuneration consultants. The Committee has satisfied itself that the advice provided by Deloitte LLP is robust and independent and that the Deloitte LLP engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence.

For the purposes of the remuneration review carried out in 2015 and in early 2016, the

Relative importance of spend on pay	Table 37

Committee also engaged the services of Kepler, a brand of Mercer, in relation to the performance metrics for the performance share plan. Kepler also assisted along with Deloitte LLP in the shareholder consultation process.

Both Deloitte LLP and Kepler are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. During 2015, Deloitte LLP provided the following remuneration services:

•  research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

•  guidance and advice in relation to remuneration developments;

•  analysis of TSR workings under the 2006 Performance Share Plan;

•  advice in relation to remuneration matters generally; and

•  attendance at Committee meetings, when required.

Deloitte LLP also provide other consultancy services to the Company including support for Internal Audit and Regulatory & Compliance functions, when required, and in respect of talent management and human resources, technology and taxation advisory services.

In 2015, Kepler’s parent, Mercer, provided pensions advice and related services to the Company.

In respect of work carried out on behalf of the Remuneration Committee in 2015, fees in the amount of €125,739 (Deloitte LLP) and €60,766 (Kepler) were incurred.

2015 Annual General Meeting votes on remuneration matters

The voting outcome in respect of the remuneration related votes at the 2015 Annual General Meeting is set out in table 38.

AGM – Remuneration Related Votes						Table 38
	Year of AGM	% in Favour	% Against	No. of votes withheld	Total No. of votes cast (incl. votes withheld)	% of issued share capital voted
Directors’ Remuneration Report (“Say on Pay”)	2015	94.39%	5.61%	8,946,923	569,847,488	69.8%
Directors’ Remuneration Policy	2014	95.23%	4.77%	3,648,186	511,208,343	69.6%

*	Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

**	For more information on the role and responsibilities of the Remuneration Committee, please see the Governance Appendix (Exhibit 15.2; Section 2; Operation of the Board’s Committees; Remuneration Committee; Role and Responsibilities) which is incorporated by reference herein.

CRH Annual Report on Form 20-F |  2015

Shareholder Engagement

The Chairman and the Remuneration Committee Chairman met with a number of the Group’s major shareholders in advance of the 2015 Annual General Meeting (the “AGM”). No issues of concern in relation to remuneration arose. Following the AGM the Remuneration Committee determined that there were no concerns with the Group’s remuneration structures that required investigation.

In January 2016, the Chairman of the Remuneration Committee met with a number of major shareholders to discuss the Committee’s proposals, which form part of the 2016 Remuneration Policy to be voted on at the 2016 Annual General Meeting.

Details of remuneration charged against profit in 2015

Directors’ Remuneration(i) (Audited)			Table 39
	2015	2014	2013
	€000	€000	€000

Executive Directors

Basic salary	3,245	2,861	3,591

Performance-related incentive plan

- cash element	3,601	3,219	1,833

- deferred shares element	1,201	1,073	54

Retirement benefits expense	1,145	1,026	1,660

Benefits	104	114	126
	9,296	8,293	7,264
Provision for Chief Executive long-term incentive plan(ii)	-	-	(1,062)
Total executive Directors’ remuneration	9,296	8,293	6,202

Average number of executive Directors	3.00	3.00	4.00

Non-executive Directors

Fees	672	627	578

Other remuneration	794	749	720

Benefits	6	15	23
Total non-executive Directors’ remuneration	1,472	1,391	1,321

Average number of non-executive Directors	9.75	9.30	8.50

Payments to former Directors(iii)	95	23	23

Total Directors’ remuneration	10,863	9,707	7,546

  Notes to Directors’ remuneration

(i)	See analysis of 2015 remuneration by individual in tables 14 and 33 on pages 121 and 133 respectively.

(ii)	As set out on page 91 of the 2013 Annual Report on Form 20-F, former Chief Executive Myles Lee had a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary, amounting to a potential €2,312,000. The actual earnings under this plan amounted to €778,127, payment of which was made in 2014. Annual provisions of 40% of basic salary were made in respect of this plan for the years 2009 through 2012 amounting in total to €1,840,000. The difference between the total provided for and the sum paid, which amounts to €1,061,873, is reflected as a reduction in the amount of total Directors’ remuneration for 2013.

(iii)	Consulting and other fees paid to a number of former Directors.

137

CRH Annual Report on Form 20-F |  2015

Directors’ Remuneration Report | continued

2016 Remuneration Policy Report

As outlined in the Committee Chairman’s Statement on page 114, the Committee carried out a review of the Group’s remuneration arrangements during 2015 and early 2016. The principal proposed changes to the 2014 Remuneration Policy, which was approved by shareholders at the 2014 Annual General Meeting, are set out on pages 114 to 116. The following sets out the full 2016 Directors’ Remuneration Policy (the “Policy”). As an Irish incorporated company, CRH is not required to comply with section 439A of the UK Companies Act 2006, which requires UK companies to submit their remuneration policy to a binding shareholder vote. However, maintaining high levels of corporate governance is important to CRH and, therefore, the Company intends to submit this Policy to an advisory shareholder vote at the 2016 Annual General Meeting. The Committee’s intention is to operate within this Policy unless it is not practical to do so in exceptional circumstances. As an Irish incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director. In the event there were to be such an inconsistency the Company may be obliged to honour any such right, notwithstanding it may be inconsistent with the Policy. If approved, the Policy will apply to payments made from the date of the 2016 Annual General Meeting.

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

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Policy Table

Further details regarding the operation of the Policy for the 2016 financial year can be found on pages 114 to 137 of the Directors’ Remuneration Report.

Policy Table		Table 40
Element	Fixed Base Salary	Fixed Pension
Purpose and link to strategy	• Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets.

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

•    Irish-based executive Directors participate in a contributory defined benefit scheme or, if they joined the Group after 1 January 2012, in a defined contribution scheme as the defined benefit scheme which the Directors participate in is closed to new entrants.

•    The US-based executive Director participates in a defined contribution scheme and in an unfunded Supplemental Executive Retirement Plan.

•    For new appointments to the Board the Committee may determine that alternative pension provisions will operate (for example a cash contribution). When determining pension arrangements for new appointments the Committee will give regard to existing entitlements, the cost of the arrangements, market practice and the pension arrangements received elsewhere in the Group.

Maximum opportunity

•    Base salaries are set at a level which the Committee considers to be appropriate taking into consideration the factors outlined in the “operation” column.

•    While there is no maximum base salary, normally increases will be in line with the typical level of increase awarded to other employees in the Group but may be higher in certain circumstances. These circumstances may include:

–   Where a new executive Director has been appointed at a lower salary, higher increases may be awarded over an initial period as the executive Director gains in experience and the salary is moved to what the Committee considers is an appropriate positioning.

–   Where there has been a significant increase in the scope or responsibility of an executive Director’s role or where an individual has been internally promoted, higher salary increases may be awarded.

–   Where a larger increase is considered necessary to reflect significant changes in market practice.

•    The defined benefit pension is provided through an Irish Revenue approved retirement benefit scheme up until the pension cap established in the Finance Act 2006 (see details on page 127). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60ths), with this tranche being re-valued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date, a career-average re-valued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Irish-based executive Directors receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the liability the Company would otherwise have had under the Scheme in respect of each individual’s benefits and spread over the term to retirement as annual compensation allowances.

•    The US-based executive Director participates in a defined contribution retirement plan in respect of basic salary; and in addition he participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate (currently 20%), offset by contributions made to the other retirement plan.

Performance measure	• n/a	• n/a

CRH Annual Report on Form 20-F |  2015

Policy Table | continued
Element	Fixed Benefits
Purpose and link to strategy	• To provide a market competitive level of benefits for executive Directors.

Operation

•    The Committee’s policy is to set benefit provision at an appropriate market competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based.

• Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the Director and his/her family and life assurance.

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

• The US-based executive Director also receives benefits in relation to club membership and short-term disability insurance.

•    Benefits may also be provided in relation to legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement.

•    The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so.

•    All-employee share schemes - executive Directors are eligible to participate in the Company’s all-employee share schemes on the same terms as other employees. Executive Directors may also receive other benefits which are available to employees generally.

•    Re-location policy - where executive Directors are required to re-locate to take up their role, the Committee may determine that they should receive appropriate re-location and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice.

Maximum opportunity	• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits.

Performance measure	• n/a

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Policy Table | continued
Element	Performance-related pay Annual Bonus

Purpose and link to strategy

•    The Annual Performance-related Incentive Plan is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation.

•    A Deferred Annual Performance-related Incentive Plan element links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with shareholders interests.

• The “malus” and clawback provisions enable the Company to mitigate risk.

Operation	• The Annual Performance-related Incentive Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee.

• The annual bonus is paid in a mix of cash and shares (structured as a deferred share award).

• For 2016:

– 75% of the bonus will be paid in cash;

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

• For deferred awards, “malus” provisions apply (see page 126). Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment.

Maximum opportunity	• Maximum annual opportunity of 225% of base salary.

• For 2016, the intended maximum award levels are:

– 225% of base salary for Chief Executive;

– 150% of base salary for other executive Directors. The Committee may increase the percentage in future years up to a maximum of 225%.

Performance measure	• The performance-related incentive plan is based on achieving clearly defined and stretching annual targets and strategic goals set by the Committee each year based on key business priorities.

•    The performance metrics used are a mix of financial targets including return goals and personal/strategic objectives generally. Currently 80% of the bonus is based on financial performance measures. The Committee may vary the weightings of measures but no less than 50% shall be based on financial performance measures.

• A portion of the bonus metrics for any Director may be linked to his/her specific area of responsibility.

• Up to 50% of the maximum bonus will be paid for achieving target levels of performance.

CRH Annual Report on Form 20-F |  2015

Policy Table | continued
Element	Performance-related pay 2014 Performance Share Plan (PSP)

Purpose and link to strategy

•     The purpose of the 2014 Plan is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals.

• The “malus” provision enables the Company to mitigate risk.

Operation	• Awards (in the form of conditional share awards or nil-cost options) normally vest based on performance over a period of not less than three years. Awards may also be settled in cash.

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

• “Malus” provisions (as set out in the rules of the 2014 Plan) will apply to awards (see page 126).

Maximum opportunity	• Maximum annual opportunity of up to 365% of base salary.

• For 2016 the intended award levels are:

– 365% of base salary for Chief Executive

– 200% of base salary for other executive Directors. The Committee may increase the percentage in future years up to a maximum of 365%.

Performance measure	• Awards to be granted in 2016 will vest based on a relative TSR test compared to a tailored group of key peers (25%) and an index comparator (25%), and cumulative cash flow performance (50%).

• For threshold levels of performance, 25% of the award vests.

•     Where applicable, when determining vesting under the PSP the Committee reviews whether the TSR performance has been impacted by unusual events and whether it therefore, reflects the underlying performance of the business. In addition, the Committee considers financial performance (including Return on Net Assets) in the period to ensure that TSR performance is consistent with the objectives of the performance criteria and was not distorted by extraneous factors.

• The Committee may in future years change performance measures including introducing additional performance measures for awards made under this policy, for example, returns based measures.

•     The Committee may amend the performance conditions if an event occurs that causes it to consider that an amended performance condition would be more appropriate and would not be materially less difficult to satisfy.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Notes to policy table

Changes to 2014 Remuneration Policy

Proposed changes to the 2014 Directors’ Remuneration Policy are outlined in the Chairman’s introductory statement on pages 114 to 117.

Plan Rules

The 2014 Deferred Share Bonus Plan, the 2014 Performance Share Plan, the 2010 Share Option Scheme and the 2000 Share Option Scheme shall be operated in accordance with the relevant plan rules. Awards may be (a) adjusted in accordance with the rules in the event of a variation of the Company’s share capital, merger, de-merger, special dividend or other event that, in the opinion of the Committee, materially affects the price of shares: and (b) amended in accordance with the plan rules.

Clawback/Malus

For Deferred Annual Performance-related Incentive plan awards and Performance Share Plan awards, the Committee has the discretion to reduce or impose further conditions on awards prior to vesting in certain circumstances, including:

•	a material misstatement of the Group’s audited financial results;

•	a material failure of risk management; or

•	serious reputational damage to the Group or one of its businesses as a result of a participant’s misconduct or otherwise.

Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment in the circumstances outlined.

Other elements of remuneration are not subject to clawback or malus provisions.

General

The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments)

notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before 7 May 2014 (the date the Company’s first shareholder-approved Directors’ Remuneration Policy came into effect; (ii) before the policy set out above came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors’ Remuneration Policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the Company. For these purposes “payments” includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted.

Minor amendments

The Committee may make minor changes to this Policy for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation without seeking shareholder approval for that amendment.

Information supporting the policy table

Selection of performance measures and targets

(i) Annual bonus

Annual incentive plan targets are selected each year to incentivise executive Directors to achieve annual financial, operational, strategic and personal goals across a range of metrics which are considered important for delivering long-term performance excellence.

(ii) Performance share plan

The ultimate goal of our strategy is to provide long-term sustainable value for all of our shareholders. Performance measures for PSP awards to be granted in 2016 are, therefore, focused on achieving relative outperformance of Total Shareholder Return against our key peers and an index comparator and generating cash in the business to support the restoration of debt levels to normalised levels, further investment and dividend payments to shareholders.

Targets for the annual bonus and PSP are set each year by the Committee taking into account internal plans and external expectations. Targets are calibrated to be stretching but motivational to management and to be aligned with the long-term creation of shareholder value.

Remuneration arrangements throughout the Group

CRH operates significant operations in over 3,900 locations in 31 countries with approximately 89,000 employees across the globe. Remuneration arrangements through-out the organisation, therefore, differ depending on the specific role being undertaken, the level of seniority and responsibilities, the location of the role and local market practice. However, remuneration arrangements are designed based on a common set of principles: that reward should be set at a level which is appropriate to retain and motivate individuals of the necessary calibre to fulfil the roles without paying more than is considered necessary to achieve. The reward framework is designed to incentivise employees to deliver the requirements of their roles and add value for shareholders.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans.

Remuneration policy for new hires

CRH has a strong history of succession planning and developing internal executive talent.

CRH Annual Report on Form 20-F |  2015

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

The Committee would generally seek to align the remuneration package offered with our remuneration policy outlined in table 40. Although in exceptional circumstances, the Committee may make remuneration proposals on hiring a new executive Director which are outside the standard policy to facilitate the hiring of someone of the calibre required to deliver the Group’s strategy. When determining appropriate remuneration arrangements the Committee will take into account all relevant factors including (among others) the level of opportunity, the type of remuneration opportunity being forfeited and the jurisdiction the candidate was recruited from.

Any remuneration offered would be within the limit on variable pay outlined below.

Variable remuneration in respect of an executive Director’s appointment shall be limited to 590% of base salary measured at the time of award. This limit is in line with the plan maximum outlined in table 40. This limit excludes any awards made to compensate the Director for awards forfeited from his or her previous employer.

The Committee may make awards on appointing an executive Director to ‘buy-out’ remuneration terms forfeited on leaving a previous employer. In doing so the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares) and the time over which they would have vested. The Committee’s key principle is that generally buy-out awards will be made on a comparable basis to those forfeited.

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

In the event of the appointment of a new Chairman or non-executive Director, remuneration arrangements will normally reflect the policy outlined above for Chairman and non-executive Directors. Other remuneration arrangements may be provided to a new Chairman or non-executive Director if these arrangements are considered appropriate in accordance with the principles set out above.

Remuneration Policy for non-executive Directors		Table 41
Approach to setting fees	Basis of fees	Other items

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

•    Non-executive Director fees policy is to pay:

–    A basic fee for membership of the Board.

–    An additional fee for chairing a Committee.

–    An additional fee for the role of Senior Independent Director (SID) (if the SID is not the Chairman of the Remuneration Committee).

–    An additional fee to reflect committee work (combined fee for all committee roles).

–    An additional fee based on the location of the Director to reflect time spent travelling to Board meetings.

•    Other fees may also be paid to reflect other board roles or responsibilities.

•    In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit of €750,000 was set by shareholders at the Annual General Meeting held in 2005. A resolution to increase the limit to €875,000 will be included on the agenda for the 2016 Annual General Meeting.

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

CRH Annual Report on Form 20-F | 2015

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

Table 44 shows hypothetical values of the remuneration package for executive Directors under three assumed performance scenarios (based on 2016 proposals).

No share price growth or the payment of dividend equivalents has been assumed in these scenarios. Potential benefits under all-employee share schemes have not been included.

Remuneration outcomes in different performance scenarios	Table 42
Performance scenario	Payout level
Minimum	• Fixed pay (see table 43 for each executive Director)
• No bonus payout
• No vesting under the Performance Share Plan

On-target performance	• 50% annual bonus payout (112.5% of salary for the Chief Executive and 75% for the other executive Directors)
• 25% vesting under the Performance Share Plan (91.25% of salary for the Chief Executive and 50% for other executive Directors)

Maximum performance	• 100% annual bonus payout (225% of salary for the Chief Executive and 150% of salary for other executive Directors)
• 100% Performance Share Plan vesting (365% of salary for the Chief Executive and 200% for other executive Directors)

Hypothetical remuneration values				Table 43
	Salary	Benefits
	With effect from	Level paid	Estimated	Total
	1 January 2016	in 2015(i)	Pension(ii)	Fixed Pay

Chief Executive (Albert Manifold)	€1,400,000	€22,000	€700,000	€2,122,000

Finance Director (Senan Murphy)	€625,000	€18,500	€156,250	€799,750

Group Transformation Director (Maeve Carton)	€688,500	€10,000	€290,000	€988,500

Chairman, CRH Americas (Mark Towe)	$1,448,400	$72,000	$289,680	$1,810,080

(i)	estimated in the case of S. Murphy; based on 2015 expenses for other executive Directors.

(ii)	see page 126 for details in relation to retirement benefit arrangements.

CRH Annual Report on Form 20-F |  2015

Performance-related remuneration outcomes	Table 44

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Executive Director service contracts and policy on payment for loss of office

When determining leaving arrangements for an executive Director the Committee takes into account any contractual agreements (including any incentive arrangements) and the performance and conduct of the individual.

Service contracts

The Chief Executive and Finance Director have entered into service contracts with the Company. The summaries in tables 45 and 46 set out the key remuneration terms of those contracts.

The Committee reserves the right to make any other payments in connection with a director’s cessation of office or employment where the payments are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of a compromise or settlement of any claim arising in connection with the cessation of a director’s office or employment. Any such payments may include paying any fees for outplacement assistance and/or the Director’s legal/or professional advice fees in connection with his cessation of office or employment.

The Group Transformation Director (Maeve Carton) and Chairman, CRH Americas (Mark Towe) do not currently have service contracts. They do not have a notice period in excess of 12 months or an entitlement to any benefits on termination of employment. The Committee will determine the amount, if any, paid on termination taking into account the circumstances around departure and the prevailing employment law.

The Committee’s policy in this area is that service contracts will be put in place for newly appointed executive Directors and in cases where there is a significant step change in Directors’ responsibilities. It is currently anticipated that these terms will be similar to those agreed with the Chief Executive.

Under Irish Company Law, CRH is not required to make service contracts available for inspection as the notice period is not more than 12 months. Service contracts will only be available with the executive Director’s consent due to data protection reasons.

Annual cash bonus

Executive Directors may, at the discretion of the Committee, remain eligible to receive an annual bonus award for the financial year in which they leave employment. Such awards will be determined by the Committee taking into account time in employment and performance.

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

Finance Director service contract		Table 46
Notice period	•	Six months’ notice by the Company or the executive.
Expiry date	•	Indefinite duration.
	•	Terms of contract will automatically terminate on the executive’s 65th birthday.
Termination payments	•

On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of six months’ notice based on base salary, benefits and pension contribution due during that period.

	•	Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due.
Other information	•

The Company retains the ability to suspend the executive from employment on full salary and to require the executive to observe a period of “garden leave” of up to 12 months on full salary, contractual benefits and pension contribution.

CRH Annual Report on Form 20-F |  2015

Share Plan Rules – Leaver Provisions

The treatment of outstanding share awards in the event that an executive Director leaves is governed by the relevant share plan rules. The following table summarises leaver provisions under the executive share plans.

“Good leaver” circumstances are defined in the 2014 Performance Share Plan and deferred annual performance incentive plans as ill-health, injury, disability, the participants employing company or business being sold out of the Group or any other reason at the Committee’s absolute discretion (except where a participant is summarily dismissed).

Where an individual leaves by mutual agreement the Committee has discretion to determine the treatment of outstanding share awards.

Individuals who are dismissed for gross misconduct would not be treated as “good leavers”.

Leaver Provisions			Table 47
	Death	“Good Leavers” as determined by the Committee in accordance with the plan rules	Leavers in other circumstances
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
Performance Share Plan 2014

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

•    Awards shall normally vest at the normal vesting date. Alternatively the Committee may determine that awards should vest at the time the individual leaves.

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

• Awards will lapse on the individual’s cessation of office or employment.
Share Option Scheme 2010	• The Committee may determine the extent to which options shall vest. Options shall be exercisable for 12 months from vesting or from death (whichever is later).

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

•    Where a participant has ceased to hold office or employment because of health reasons, redundancy, retirement or sale of his employing subsidiary out of the Group, the Committee may waive any relevant performance conditions, in which case his options may be scaled down by reference to the participant’s performance and the proportion of the relevant performance period the participant has served.

• Awards will normally lapse.

CRH Annual Report on Form 20-F | 2015

Directors’ Remuneration Report | continued

Under the 2000 Share Option Scheme, if a participant leaves employment in the event of death, retirement (on age or health grounds), redundancy, or in cases where a subsidiary is divested, the Committee will determine the extent to which options vest. In cases of death and retirement, options may be exercised within 12 months of cessation of office of employment. In other circumstances, where the Committee uses its discretion to deem an individual a good leaver then the exercise window is six months. Where an individual ceases office or employment for other reasons option awards will normally lapse.

Awards under the 2010 Savings-related Share Option Scheme are treated in accordance with the rules. The rules provide that awards may be exercised by a participant’s executor within 12 months of the date of death, and six months from the date of termination of employment in other circumstances where options automatically become exercisable, for example in the case of retirement.

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

In the event of a change of control of the Company:

a)	awards granted under the 2014 Plan will vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise the period of time that has elapsed since grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period);

b)	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan may, at the discretion of the Committee, vest in full;

c)	options granted under the 2000 Share Option Scheme may be exercised to the extent determined by the Committee; and

d)	options granted under the Share Option Scheme 2010 may be exercised to the extent determined by the Committee and may be subject to personal performance and time pro-rating (by reference to the proportion of the performance period that has elapsed).

If the Company is wound up or there is a de-merger, de-listing, special dividend or other similar event which the Committee considers may affect the price of the Company’s shares:

a)	awards granted under the 2014 Plan may, at the Committee’s discretion, vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period);

b)	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan will vest to the extent the Committee determines.

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

Consulting with shareholders

The Committee believes that it is very important to maintain open dialogue with shareholders on remuneration matters. CRH made significant changes to remuneration arrangements during the year and consulted extensively with shareholders in relation to this. Shareholder views were important in shaping the final proposals outlined in this Policy Report.

The Committee will continue to liaise with shareholders regarding remuneration matters more generally and CRH arrangements as appropriate. It is the Committee’s intention to consult with major shareholders in advance of making any material changes to remuneration arrangements.

On behalf of the Board

Donald A. McGovern, Jr.

Chairman of Remuneration Committee and Senior Independent Director

March 2016

150

151

Consolidated Financial Statements
The following Consolidated Financial Statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

Report of Independent Registered Public Accounting Firm	154

Consolidated Income Statement	156

Consolidated Statement of Comprehensive Income	157

Consolidated Balance Sheet	158

Consolidated Statement of Changes in Equity	159

Consolidated Statement of Cash Flows	160

Accounting Policies	161

Notes on Consolidated Financial Statements	172

CRH Annual Report on Form 20-F | 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited the accompanying Consolidated Balance Sheets of CRH plc as of 31 December 2015 and 2014, and the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2015. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of CRH plc at 31 December 2015 and 2014, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH plc’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) and our report dated 15 March 2016 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Dublin, Ireland

15 March 2016

CRH Annual Report on Form 20-F |  2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited CRH plc’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (the “COSO criteria”). CRH plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the material acquisitions of LH Assets and CR Laurence completed during the year ended 31 December 2015, which are included in the 2015 Consolidated Financial Statements of CRH plc and constituted 23.3% and 37.4% of total and net assets, respectively, as of 31 December 2015 and 10.9% and (1.7%) of revenues and group profit, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH plc also did not include an evaluation of the internal control over financial reporting of the material acquisitions of LH Assets and CR Laurence completed during the year ended 31 December 2015.

In our opinion, CRH plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2015 Consolidated Financial Statements of CRH plc and our report dated 15 March 2016 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Dublin, Ireland

15 March 2016

CRH Annual Report on Form 20-F | 2015

Consolidated Income Statement

for the financial year ended 31 December 2015

		2015 €m	2014 €m	2013 €m
Notes

1	Revenue	23,635	18,912	18,031

2	Cost of sales	(16,394)	(13,427)	(13,153)

	Gross profit	7,241	5,485	4,878

2	Operating costs	(5,964)	(4,568)	(4,778)

1,3,5,6	Group operating profit	1,277	917	100

1,4	Profit on disposals	101	77	26

	Profit before finance costs	1,378	994	126

8	Finance costs	(303)	(254)	(262)

8	Finance income	8	8	13

8	Other financial expense	(94)	(42)	(48)

9	Share of equity accounted investments’ profit/(loss)	44	55	(44)

1	Profit/(loss) before tax	1,033	761	(215)

10	Income tax expense	(304)	(177)	(80)

	Group profit/(loss) for the financial year	729	584	(295)

	Profit/(loss) attributable to:

	Equity holders of the Company	724	582	(296)

	Non-controlling interests	5	2	1

	Group profit/(loss) for the financial year	729	584	(295)

12	Basic earnings/(loss) per Ordinary Share	89.1c	78.9c	(40.6c)

12	Diluted earnings/(loss) per Ordinary Share	88.7c	78.8c	(40.6c)

	All of the results relate to continuing operations.

CRH Annual Report on Form 20-F |  2015

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2015

		2015 €m	2014 €m	2013 €m
Notes

	Group profit/(loss) for the financial year	729	584	(295)

	Other comprehensive income

	Items that may be reclassified to profit or loss in subsequent years:

	Currency translation effects	661	599	(373)

24	Losses relating to cash flow hedges	(2)	(6)	(2)

		659	593	(375)

	Items that will not be reclassified to profit or loss in subsequent years:

27	Remeasurement of retirement benefit obligations	203	(414)	162

10	Tax on items recognised directly within other comprehensive income	(30)	69	(43)

		173	(345)	119

	Total other comprehensive income for the financial year	832	248	(256)

	Total comprehensive income for the financial year	1,561	832	(551)

	Attributable to:

	Equity holders of the Company	1,538	830	(552)

	Non-controlling interests	23	2	1

	Total comprehensive income for the financial year	1,561	832	(551)

CRH Annual Report on Form 20-F | 2015

Consolidated Balance Sheet

as at 31 December 2015

		2015 €m	2014 €m
Notes

	ASSETS

	Non-current assets

13	Property, plant and equipment	13,062	7,422

14	Intangible assets	7,820	4,173

15	Investments accounted for using the equity method	1,317	1,329

15	Other financial assets	28	23

17	Other receivables	149	85

24	Derivative financial instruments	85	87

26	Deferred income tax assets	149	171

	Total non-current assets	22,610	13,290

	Current assets

16	Inventories	2,873	2,260

17	Trade and other receivables	3,977	2,644

	Current income tax recoverable	5	15

24	Derivative financial instruments	24	15

22	Cash and cash equivalents	2,518	3,262

	Assets held for sale	-	531

	Total current assets	9,397	8,727

	Total assets	32,007	22,017

	EQUITY

	Capital and reserves attributable to the Company’s equity holders

28	Equity share capital	281	253

28	Preference share capital	1	1

28	Share premium account	6,021	4,324

28	Treasury Shares and own shares	(28)	(76)

	Other reserves	240	213

	Foreign currency translation reserve	700	57

	Retained income	5,800	5,405

		13,015	10,177

31	Non-controlling interests	529	21

	Total equity	13,544	10,198

	LIABILITIES

	Non-current liabilities

23	Interest-bearing loans and borrowings	8,465	5,419

24	Derivative financial instruments	5	3

26	Deferred income tax liabilities	2,023	1,305

18	Other payables	410	257

27	Retirement benefit obligations	588	711

25	Provisions for liabilities	603	257

	Total non-current liabilities	12,094	7,952

	Current liabilities

18	Trade and other payables	4,761	2,894

	Current income tax liabilities	401	154

23	Interest-bearing loans and borrowings	756	447

24	Derivative financial instruments	19	20

25	Provisions for liabilities	432	139

	Liabilities associated with assets classified as held for sale	-	213

	Total current liabilities	6,369	3,867

	Total liabilities	18,463	11,819

	Total equity and liabilities	32,007	22,017

CRH Annual Report on Form 20-F |  2015

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2015

		Attributable to the equity holders of the Company
				Treasury		Foreign
		Issued	Share	Shares/		currency		Non-
		share	premium	own	Other	translation	Retained	controlling	Total
		capital	account	shares	reserves	reserve	income	interests	equity
		€m	€m	€m	€m	€m	€m	€m	€m
Notes

	At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198

	Group profit for the financial year	-	-	-	-	-	724	5	729

	Other comprehensive income	-	-	-	-	643	171	18	832

	Total comprehensive income	-	-	-	-	643	895	23	1,561

28	Issue of share capital (net of expenses)	28	1,697	-	-	-	-	-	1,725

7	Share-based payment expense	-	-	-	27	-	-	-	27

28	Treasury/own shares reissued	-	-	51	-	-	(51)	-	-

28	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)

10	Tax relating to share-based payment expense	-	-	-	-	-	5	-	5

	Share option exercises	-	-	-	-	-	57	-	57

11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(511)	(4)	(515)

30	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	489	489

	At 31 December 2015	282	6,021	(28)	240	700	5,800	529	13,544

	for the financial year ended 31 December 2014

	At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686

	Group profit for the financial year	-	-	-	-	-	582	2	584

	Other comprehensive income	-	-	-	-	599	(351)	-	248

	Total comprehensive income	-	-	-	-	599	231	2	832

28	Issue of share capital (net of expenses)	2	105	-	-	-	-	-	107

7	Share-based payment expense	-	-	-	16	-	-	-	16

28	Treasury/own shares reissued	-	-	42	-	-	(42)	-	-

	Share option exercises	-	-	-	-	-	22	-	22

11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(460)	(4)	(464)

	Acquisition of non-controlling interests	-	-	-	-	-	-	(1)	(1)

	At 31 December 2014	254	4,324	(76)	213	57	5,405	21	10,198

	for the financial year ended 31 December 2013

	At 1 January 2013	250	4,133	(146)	182	(169)	6,303	36	10,589

	Group loss for the financial year	-	-	-	-	-	(296)	1	(295)

	Other comprehensive income	-	-	-	-	(373)	117	-	(256)

	Total comprehensive income	-	-	-	-	(373)	(179)	1	(551)

28	Issue of share capital (net of expenses)	2	86	-	-	-	-	-	88

7	Share-based payment expense	-	-	-	15	-	-	-	15

	Treasury/own shares reissued	-	-	34	-	-	(34)	-	-

	Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)

	Share option exercises	-	-	-	-	-	19	-	19

11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(455)	(1)	(456)

30	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1

	Acquisition of non-controlling interests	-	-	-	-	-	-	(13)	(13)

	At 31 December 2013	252	4,219	(118)	197	(542)	5,654	24	9,686

CRH Annual Report on Form 20-F | 2015

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2015

		2015 €m	2014 €m	2013 €m
Notes

	Cash flows from operating activities

	Profit/(loss) before tax	1,033	761	(215)

8	Finance costs (net)	389	288	297

9	Share of equity accounted investments’ result	(44)	(55)	44

4	Profit on disposals	(101)	(77)	(26)

	Group operating profit	1,277	917	100

2	Depreciation charge	843	631	671

2	Amortisation of intangible assets	55	44	54

2	Impairment charge	44	49	650

7	Share-based payment expense	27	16	15

	Other (primarily pension payments)	(47)	(66)	(96)

19	Net movement on working capital and provisions	585	35	77

	Cash generated from operations	2,784	1,626	1,471

	Interest paid (including finance leases)	(302)	(262)	(269)

	Corporation tax paid	(235)	(127)	(110)

	Net cash inflow from operating activities	2,247	1,237	1,092

	Cash flows from investing activities

4	Proceeds from disposals (net of cash disposed and deferred proceeds)	889	345	122

	Interest received	8	8	13

	Dividends received from equity accounted investments	53	30	33

13	Purchase of property, plant and equipment	(882)	(435)	(497)

30	Acquisition of subsidiaries (net of cash acquired)	(7,296)	(151)	(336)

15	Other investments and advances	(19)	(3)	(78)

19	Deferred and contingent acquisition consideration paid	(59)	(26)	(105)

	Net cash outflow from investing activities	(7,306)	(232)	(848)

	Cash flows from financing activities

28	Proceeds from issue of shares (net)	1,593	-	-

	Proceeds from exercise of share options	57	22	19

	Acquisition of non-controlling interests	-	(1)	(13)

	Increase in interest-bearing loans, borrowings and finance leases	5,633	901	1,491

	Net cash flow arising from derivative financial instruments	47	(11)	64

8	Premium paid on early debt redemption	(38)	-	-

28	Treasury/own shares purchased	(3)	-	(6)

	Repayment of interest-bearing loans, borrowings and finance leases	(2,744)	(934)	(586)

11	Dividends paid to equity holders of the Company	(379)	(353)	(367)

11	Dividends paid to non-controlling interests	(4)	(4)	(1)

	Net cash inflow/(outflow) from financing activities	4,162	(380)	601

	(Decrease)/increase in cash and cash equivalents	(897)	625	845

	Reconciliation of opening to closing cash and cash equivalents

	Cash and cash equivalents at 1 January	3,295	2,540	1,747

	Translation adjustment	120	130	(52)

	(Decrease)/increase in cash and cash equivalents	(897)	625	845

22	Cash and cash equivalents at 31 December	2,518	3,295	2,540

CRH Annual Report on Form 20-F |  2015

Accounting Policies

(including key accounting estimates and assumptions)

Basis of Preparation

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the International Accounting Standards Board.

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

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

A number of amendments to existing IFRS (principally related to clarifications and refinements of definitions) became effective for, and have been applied in preparing, these Consolidated Financial Statements. The application of these amendments did not result in material changes to the Group’s Consolidated Financial Statements.

IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard is applicable from 1 January 2018 and is subject to EU endorsement. The new standard will be adopted by the Group on the effective date of

1 January 2018. IFRS 15 provides a new five step model to be applied to revenue arising from contracts with customers. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue and may impact the timing and amount of revenue recognised from contracts with customers. During 2015, the Group performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. It is expected that the application of IFRS 15 may impact accounting for long-term construction contracts in our Americas Materials segment and our new UK and Canadian businesses acquired during the year. The new standard will also result in additional disclosures in future years.

IFRS 9 Financial Instruments reflects the final phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement and applies to the classification and measurement of financial assets and liabilities as defined in IAS 39, impairment, and the application of hedge accounting. IFRS 9 is effective from 1 January 2018 and is awaiting EU endorsement. The new standard will be adopted by the Group on the effective date of 1 January 2018. The Group is currently performing an assessment of the impact of IFRS 9.

IFRS 16 Leases was issued in January 2016 and is effective for periods beginning on or after 1 January 2019. The new standard eliminates the classification of leases as either operating leases or finance leases for a lessee. Leases will be capitalised by recognising the present value of the lease payments, similar to a finance lease under the existing standard. This will have the effect of increased lease assets and financial liabilities for the Group. The standard is yet to be endorsed by the EU. The Group will assess the impact of IFRS 16 during 2016.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2015 financial year-end that would have a material impact on the results or financial position of the Group.

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

CRH Annual Report on Form 20-F | 2015

Accounting Policies | continued

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

CRH Annual Report on Form 20-F |  2015

Accounting Policies | continued

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

Provisions for liabilities – Note 25

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as an interest expense. Contingent liabilities arising on business combinations are recognised as provisions if the contingent liability can be reliably measured at its acquisition-date fair value. Provisions are not recognised for future operating losses.

Rationalisation and redundancy provisions

Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures and are necessary for restructuring; these provisions exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures and relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

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

CRH Annual Report on Form 20-F | 2015

Accounting Policies | continued

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

Property, plant and equipment – Note 13

The Group’s accounting policy for property, plant and equipment is considered critical because the carrying value of €13,062 million at 31 December 2015 represents a significant portion

(41%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

CRH Annual Report on Form 20-F |  2015

Accounting Policies | continued

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

When the Group holds less than the majority of voting rights, other facts and circumstances including contractual arrangements that give the Group power over the investee may result in the Group controlling the investee. The Group reassesses whether it controls an investee if, and when, facts and circumstances indicate that there are changes to the elements evidencing control.

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

CRH Annual Report on Form 20-F | 2015

Accounting Policies | continued

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

Share-based payments – Note 7

The Group operates a number of equity-settled share-based payment plans. Its policy in relation to the granting of share options and awards under these plans, together with the nature of the underlying market and non-market performance and other vesting conditions, are addressed in the Directors’ Remuneration Report on page 114. The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

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

Awards under the Performance Share Plans

All awards granted under the 2006 Performance Share Plan and 75% of the

CRH Annual Report on Form 20-F |  2015

Accounting Policies | continued

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

The remaining 25% of awards granted under the 2014 Performance Share Plan are subject to a cumulative cash flow target (non-market-based) vesting condition. The fair value of the awards is calculated as the market price of the shares at the date of grant. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any adjustment necessary is recognised in the Consolidated Income Statement.

Awards under the Restricted Share Plan

The fair value of shares granted under the Restricted Share Plan is calculated as the market price of the shares at the date of grant reduced by the present value of dividends expected to be paid over the vesting period. Information on the models used by the Group to estimate the fair value of awards granted is included in note 7.

Business combinations – Note 30

The Group applies the acquisition method in accounting for business combinations. The cost of an acquisition is measured as the aggregate of the consideration transferred (excluding amounts relating to the settlement of pre-existing relationships), the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree. Transaction costs that the Group incurs in connection with a business combination are expensed as incurred.

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

The assets and liabilities arising on business combination activity are measured at their acquisition-date fair values. Contingent liabilities assumed in business combination activity are recognised as of the acquisition date, where such contingent liabilities are present obligations arising from past events and their fair value can be measured reliably. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the consideration, identifiable assets or liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

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

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets (the Group does not currently have any indefinite- lived intangible assets other than goodwill) are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

Intangible assets are amortised on a straight-line basis. In general, definite-lived intangible assets are amortised

CRH Annual Report on Form 20-F | 2015

Accounting Policies | continued

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

Trade and other receivables – Note 17

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written off to the Consolidated Income Statement on identification.

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

CRH Annual Report on Form 20-F |  2015

Accounting Policies | continued

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

CRH Annual Report on Form 20-F | 2015

Accounting Policies | continued

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

CRH Annual Report on Form 20-F |  2015

Accounting Policies | continued

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

		Average			Year-end

euro 1 =	2015	2014	2013	2015	2014	2013

US Dollar	1.1095	1.3290	1.3281	1.0887	1.2141	1.3791

Pound Sterling	0.7258	0.8062	0.8493	0.7340	0.7789	0.8337

Polish Zloty	4.1841	4.1839	4.1975	4.2639	4.2732	4.1543

Ukrainian Hryvnia	24.3693	15.8908	10.8339	26.1434	19.1814	11.3583

Swiss Franc	1.0679	1.2147	1.2311	1.0835	1.2024	1.2276

Canadian Dollar	1.4186	1.4664	1.3684	1.5116	1.4063	1.4671

Argentine Peso	10.2803	10.7785	7.2892	14.0824	10.2645	8.9910

Turkish Lira	3.0255	2.9068	2.5335	3.1765	2.8320	2.9605

Indian Rupee	71.1956	81.0576	77.9300	72.0215	76.7190	85.3660

Chinese Renminbi	6.9733	8.1883	8.1646	7.0608	7.5358	8.3491

Brazilian Real	3.7004	-	-	4.3117	-	-

Romanian Leu	4.4454	-	-	4.5240	-	-

Hungarian Forint	309.9956	-	-	315.9800	-	-

Serbian Dinar	120.7168	-	-	121.5612	-	-

Philippine Peso	50.5217	-	-	50.9990	-	-

CRH Annual Report on Form 20-F | 2015

Notes on Consolidated Financial Statements

1. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. During 2015 the Group was organised into the following segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. In addition, the businesses acquired from Lafarge S.A. and Holcim Limited during the second half of 2015 (the “LH Assets”) are reported as a separate segment in 2015. No operating segments have been aggregated to form these segments.

Europe Heavyside businesses are predominantly engaged in the manufacturing and supply of cement, aggregates, readymixed and precast concrete, concrete landscaping and asphalt products.

Europe Lightside businesses are predominantly engaged in the production and supply of construction accessories, shutters & awnings, fencing and composite access chambers.

Europe Distribution businesses are predominantly engaged in supplying Do-It-Yourself (DIY), General Merchants and Sanitary, Heating and Plumbing (“SHAP”) businesses catering to the general public and small and medium-sized builders, selling a range of bricks, cement, sanitary, heating, plumbing and other building products.

Americas Materials businesses are predominantly engaged in the production and sale of aggregates, asphalt and readymixed concrete products and provide asphalt paving services.

Americas Products businesses are predominantly engaged in the production and sale of concrete masonry and hardscapes, packaged lawn and garden products, packaged cement mixes, fencing, utility, drainage and structural precast products, construction accessories and glass and aluminium glazing systems.

Americas Distribution businesses are predominantly engaged in supplying Exterior Products such as roofing and siding and Interior Products such as gypsum wallboard, metal studs and acoustical ceiling systems.

LH Assets the businesses are located in 11 countries: Brazil, Canada, France (including La Reunion), Germany, Hungary, the Philippines, Romania, Serbia, Slovakia, the United Kingdom and the United States. They are predominantly engaged in the manufacturing and supply of cement and aggregates products. Given the size, complexity and timing of this acquisition, the Chief Operating Decision Maker reviewed the performance of the acquired businesses as a separate segment during the post-acquisition period in 2015. The acquired businesses have their own divisional management team which report to the Chief Operating Decision Maker.

The principal factors employed in the identification of the seven segments reflected in this note include the Group’s organisational structure in 2015, the nature of the reporting lines to the Chief Operating Decision Maker (as defined in IFRS 8 Operating Segments), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation and amortisation (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision Maker and are accordingly omitted from the detailed segmental analysis on page 173. There are no asymmetrical allocations to reporting segments which would require disclosure.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F |  2015

1. Segment Information | continued

A. Operating segments disclosures - Consolidated Income Statement data

	Year ended 31 December

				Group operating profit before			Depreciation,
				depreciation and amortisation			amortisation and			Group
	Revenue			(EBITDA (as defined)*)			impairment (i)			operating profit (EBIT)
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Europe Heavyside	3,607	3,929	3,786	334	380	326	199	229	721	135	151	(395)

Europe Lightside	961	913	856	100	94	71	25	23	43	75	71	28

Europe Distribution	4,158	3,999	3,936	171	190	186	77	78	80	94	112	106

Europe	8,726	8,841	8,578	605	664	583	301	330	844	304	334	(261)

Americas Materials	6,400	5,070	4,721	912	609	557	301	254	331	611	355	226

Americas Products	3,862	3,225	3,068	391	263	246	142	118	178	249	145	68

Americas Distribution	2,229	1,776	1,664	140	105	89	29	22	22	111	83	67

Americas	12,491	10,071	9,453	1,443	977	892	472	394	531	971	583	361

LH Assets	2,418	-	-	171	-	-	169	-	-	2	-	-

Total Group	23,635	18,912	18,031	2,219	1,641	1,475	942	724	1,375	1,277	917	100

(i) See note 2 for details of the impairment charge.

Profit on disposals (ii)										101	77	26

Finance costs less income										(295)	(246)	(249)

Other financial expense										(94)	(42)	(48)

Share of equity accounted investments’ profit/(loss) (iii)										44	55	(44)

Profit/(loss) before tax										1,033	761	(215)

							(ii) Profit/(loss) on			(iii) Share of equity accounted
							disposals (note 4)			investments’ profit/(loss) (note 9)

Europe Heavyside							97	38	6	4	35	(60)

Europe Lightside							(23)	1	6	-	-	-

Europe Distribution							8	6	(2)	15	13	9

Europe							82	45	10	19	48	(51)

Americas Materials							24	11	19	23	7	7

Americas Products							(11)	20	(3)	-	-	-

Americas Distribution							2	1	-	-	-	-
Americas							15	32	16	23	7	7

LH Assets							4	-	-	2	-	-

Total Group							101	77	26	44	55	(44)

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F | 2015

1. Segment Information | continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	As at 31 December
	Total assets		Total liabilities
	2015 €m	2014 €m	2015 €m	2014 €m

Europe Heavyside	3,802	3,864	1,260	1,468

Europe Lightside	767	761	261	215

Europe Distribution	2,238	2,221	647	644

Europe	6,807	6,846	2,168	2,327

Americas Materials	6,933	6,245	1,195	969

Americas Products	4,146	2,542	952	679

Americas Distribution	1,095	951	364	283

Americas	12,174	9,738	2,511	1,931

LH Assets	8,900	-	2,115	-

Total Group	27,881	16,584	6,794	4,258

Reconciliation to total assets as reported in the Consolidated Balance Sheet:

Investments accounted for using the equity method	1,317	1,329

Other financial assets	28	23

Derivative financial instruments (current and non-current)	109	102

Income tax assets (current and deferred)	154	186

Cash and cash equivalents	2,518	3,262

Assets held for sale	-	531

Total assets as reported in the Consolidated Balance Sheet	32,007	22,017

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:

Interest-bearing loans and borrowings (current and non-current)			9,221	5,866

Derivative financial instruments (current and non-current)			24	23

Income tax liabilities (current and deferred)			2,424	1,459

Liabilities associated with assets classified as held for sale			-	213

Total liabilities as reported in the Consolidated Balance Sheet			18,463	11,819

CRH Annual Report on Form 20-F |  2015

1. Segment Information | continued

C. Operating segments disclosures - other items

Additions to non-current assets

	Year ended 31 December
	Property, plant and			Financial assets
	equipment (note 13)			(note 15)			Total Group
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m

Europe Heavyside	153	113	132	2	-	70	155	113	202

Europe Lightside	15	14	13	-	-	-	15	14	13

Europe Distribution	46	36	49	1	-	1	47	36	50

Europe	214	163	194	3	-	71	217	163	265

Americas Materials	319	173	199	10	3	7	329	176	206

Americas Products	153	81	83	-	-	-	153	81	83

Americas Distribution	41	18	21	-	-	-	41	18	21

Americas	513	272	303	10	3	7	523	275	310

LH Assets (i)	155	-	-	6	-	-	161	-	-

Total Group	882	435	497	19	3	78	901	438	575

(i)	Additions for the LH Assets are reported from the date of acquisition.

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €4,523 million (2014: €3,351 million; 2013: €3,268 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

Neither revenue derived through the supply of services nor intersegment revenue is material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 32. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

Section 2: Information about geographical areas and customers

CRH has a presence in 31 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; individual foreign countries which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December			As at 31 December
	Revenue by destination			Non-current assets
	2015	2014	2013	2015	2014
	€m	€m	€m	€m	€m

Country of domicile - Republic of Ireland	349	306	278	609	477

Benelux (mainly the Netherlands)	2,478	2,350	2,324	1,209	1,231

United States of America	12,048	9,650	8,991	8,911	6,948

Other	8,760	6,606	6,438	11,470	4,268

Total Group	23,635	18,912	18,031	22,199	12,924

While the United Kingdom does not exceed 10% of total external Group revenue, at 31 December 2015 it represented 13% of the Group’s non-current assets.

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

CRH Annual Report on Form 20-F | 2015

2. Cost Analysis

	2015	2014	2013
	€m	€m	€m
Cost of sales analysis

Raw materials and goods for resale	8,629	7,527	7,240

Employment costs (note 5)	2,446	1,985	1,974

Energy conversion costs	789	655	644

Repairs and maintenance	630	452	421

Depreciation, amortisation and impairment (i)	697	532	792

Change in inventory (note 19)	29	34	37

Other production expenses (primarily sub-contractor costs and equipment rental)	3,174	2,242	2,045

Total	16,394	13,427	13,153

Operating costs analysis

Selling and distribution costs	3,878	3,143	3,054

Administrative expenses	2,086	1,425	1,724

Total	5,964	4,568	4,778

(i)	Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Depreciation and depletion (note 13)	667	485	521	176	146	150	843	631	671

Amortisation of intangible assets (note 14)	-	-	-	55	44	54	55	44	54

Impairment of property, plant and equipment (note 13)	30	47	271	11	2	4	41	49	275

Impairment of intangible assets (note 14)	-	-	-	1	-	375	1	-	375

Impairment of financial assets (note 15)	-	-	-	2	-	-	2	-	-

Total	697	532	792	245	192	583	942	724	1,375

Segmental analysis of 2013 impairment charges

				Portfolio review included in
	Annual impairment		Included in operating	share of equity
	process	Portfolio review	profit	accounted entities	Total
	€m	€m	€m	€m	€m

Europe Heavyside	58	444	502	101	603

Europe Lightside	-	13	13	-	13

Europe Distribution	4	-	4	4	8

Europe	62	457	519	105	624

Americas Materials	-	60	60	-	60

Americas Products	10	61	71	-	71

Americas Distribution	-	-	-	-	-

Americas	10	121	131	-	131

Total Group	72	578	650	105	755

In November 2013, a Group-wide portfolio review was initiated to identify and focus on those businesses within our portfolio which offer the most attractive future returns, and to prioritise capital allocation to ensure profitable growth across our network of businesses. The total impairments (including financial asset impairments) arising from the portfolio review amounted to €683 million, of which €261 million related to property, plant and equipment and €317 million related to intangible assets. The review was completed during 2014 and a multi-year divestment programme is well under way (see note 14 for further details).

The 2013 annual impairment testing process resulted in an impairment of €58 million being recorded in respect of our Benelux CGU in Europe Heavyside due to a difficult trading environment in 2013 and a slower recovery than previously anticipated.

CRH Annual Report on Form 20-F |  2015

3. Operating Profit Disclosures

	2015	2014	2013
	€m	€m	€m
Operating lease rentals

- hire of plant and machinery	204	149	108

- land and buildings	263	216	220

- other operating leases	50	48	47

Total	517	413	375

Auditor’s remuneration

Fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

	2015	2014	2013
	€m	€m	€m
Audit fees (i)	19	14	14

Audit-related fees (ii)	5	1	2

Tax fees	2	1	1

All other fees	-	-	-

Total	26	16	17

(i)

Audit of the Group accounts includes Sarbanes-Oxley attestation and parent and subsidiary statutory audit fees, but excludes €2 million (2014: €2 million; 2013: €1 million) paid to auditors other than EY.

(ii)	Other assurance services includes attestation and due diligence services that are closely related to the performance of the audit.

CRH Annual Report on Form 20-F | 2015

4. Business and Non-Current Asset Disposals

				Disposal of other
	Business disposals			non-current assets			Total
	2015 (i)	2014 (ii)	2013	2015	2014	2013	2015	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets/(liabilities) disposed of at net carrying amount:

- non-current assets (notes 13,14,15)	570	117	43	103	83	66	673	200	109

- cash and cash equivalents	90	-	-	-	-	-	90	-	-

- working capital and provisions (note 19)	246	11	6	-	-	-	246	11	6

- asset held for sale (iii)	-	-	139	-	-	-	-	-	139

- interest-bearing loans and borrowings	(20)	-	(17)	-	-	-	(20)	-	(17)

- deferred tax (note 26)	(22)	-	-	-	-	-	(22)	-	-

- retirement benefit obligations (note 27)	(84)	-	-	-	-	-	(84)	-	-

Net assets disposed	780	128	171	103	83	66	883	211	237

Reclassification of currency translation effects on disposal	39	57	3	-	-	-	39	57	3

Total	819	185	174	103	83	66	922	268	240

Proceeds from disposals (net of disposal costs)	875	224	26	142	121	96	1,017	345	122

Asset exchange (iii) (note 30)	-	-	144	-	-	-	-	-	144

Profit on step acquisition (note 30)	6	-	-	-	-	-	6	-	-

Profit/(loss) on disposals	62	39	(4)	39	38	30	101	77	26

Net cash inflow arising on disposal

Proceeds from disposals	875	224	26	142	121	96	1,017	345	122

Less: cash and cash equivalents disposed	(90)	-	-	-	-	-	(90)	-	-

Less: deferred proceeds arising on disposal (note 19)	(38)	-	-	-	-	-	(38)	-	-

Total	747	224	26	142	121	96	889	345	122

(i)

This relates principally to the divestment of the Group’s clay and concrete businesses in the United Kingdom (Europe Heavyside) and its clay business in the United States (Americas Products) on 26 February 2015. The assets and liabilities associated with this transaction, together with those relating to a number of smaller business units, met the “held for sale” criteria set out in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations and were reclassified accordingly as assets or liabilities held for sale as at 31 December 2014. As the vast majority of the assets and liabilities held for sale at 31 December 2014 have been divested prior to 31 December 2015, all opening balances have been reclassified back to the relevant asset and liability categories prior to their divestment for presentation purposes. During the year the Group also sold its businesses in South America (which were part of the Americas Products segment) and our 25% equity stake in our Israeli associates.

Assets and liabilities that met the IFRS 5 criteria at 31 December 2015 have not been separately disclosed as held for sale as they were not considered material in the context of the Group. The businesses divested in 2015 are not considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5.

(ii)	This relates principally to the disposal of our 50% equity stake in our Turkish joint venture, Denizli Çimento (which was part of the Europe Heavyside segment).

(iii)

On 25 February 2013, the Group transferred its 26% stake in Corporacion Uniland to Cementos Portland Valderrivas in exchange for a 99% stake in Cementos Lemona, an integrated cement, readymixed concrete and aggregates business.

CRH Annual Report on Form 20-F |  2015

5. Employment

The average number of employees is as follows:

	Year ended 31 December
	2015	2014	2013
Europe Heavyside	16,138	19,096	19,996

Europe Lightside	4,787	5,003	4,849

Europe Distribution	11,392	11,607	11,263

Europe	32,317	35,706	36,108

Americas Materials	18,459	18,457	18,216

Americas Products (i)	16,712	17,707	17,276

Americas Distribution	3,920	3,836	3,709

Americas	39,091	40,000	39,201

LH Assets (i)	6,698	-	-

Total Group	78,106	75,706	75,309

Employment costs charged in the Consolidated Income Statement are analysed as follows:

	2015	2014	2013
	€m	€m	€m
Wages and salaries	3,690	2,987	2,915

Social welfare costs	419	368	360

Other employment-related costs*	537	448	464

Share-based payment expense (note 7)	27	16	15

Total retirement benefits expense (note 27)	288	215	201

Total	4,961	4,034	3,955

Total charge analysed between:

Cost of sales	2,446	1,985	1,974

Operating costs	2,498	2,035	1,959

Finance costs (net) - applicable to retirement benefit obligations (note 8)	17	14	22

Total	4,961	4,034	3,955

(i)

LH Assets and CRL employee numbers included above are average employee numbers for 2015 (i.e. weighted for the post-acquisition period). The year-end employee numbers were 16,050 for LH Assets and 1,750 for CRL respectively. Total Group employees were 88,650 at year-end.

*	Other employment costs relate principally to redundancy, severance and healthcare costs.

6. Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 2) and interests are presented in the Directors’ Remuneration Report on pages 114 to 150 of this Annual Report.

CRH Annual Report on Form 20-F | 2015

7. Share-based Payment Expense

	2015	2014	2013
	€m	€m	€m
Total share-based payment expense	27	16	15

Share-based payment expense relates primarily to awards granted under the 2006 and 2014 Performance Share Plans. The expense, which also includes charges in relation to the 2013 Restricted Share Plan and to options granted under the Group’s savings-related share option schemes, is reflected in operating costs in the Consolidated Income Statement.

In May 2014, shareholders approved the adoption of a new Performance Share Plan (the “2014 Performance Share Plan”), which replaced the 2006 Performance Share Plan (approved by shareholders in May 2006), the 2010 Share Option Scheme (approved by shareholders in May 2010) and the 2013 Restricted Share Plan (together, the “Existing Plans”). Following the introduction of the 2014 Performance Share Plan, no further awards will be made under the Existing Plans. Consequently, the last awards under the Existing Plans were made in 2013. The general terms and conditions applicable to the various plans are set out in the Directors’ Remuneration Report on pages 114 to 150.

2014 Performance Share Plan

The structure of the 2014 Performance Share Plan is set out in the Directors’ Remuneration Report on page 124. An expense of €20 million was recognised in 2015 (2014: €5 million).

Details of awards granted under the 2014 Performance Share Plan

			Number of Shares
	Share price at	Period to earliest
	date of award	release date	Initial award	Net outstanding
Granted in 2015	€24.84	3 years	2,989,371	2,949,146

Granted in 2014	€20.49	3 years	2,283,960	2,190,120

75% of vesting is subject to Total Shareholder Return (TSR) performance against sector peers, while the remaining 25% of vesting is subject to a cumulative cash flow target. A number of awards are subject only to a three year service period (i.e. no performance conditions).

The fair value assigned to the portion of awards which are subject to TSR performance was €13.99 (2014: €10.88). The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

	2015	2014
Risk-free interest rate (%)	0.25	0.13

Expected volatility (%)	21.4	21.9

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

The fair value of (i) the portion of awards subject to cash flow performance and (ii) the awards with no performance conditions (which are subject to a three year service period) was €24.84 (2014: €20.49). The fair value was calculated using the closing CRH share price at the date the award was granted. Awards vest only if all performance and service conditions are met. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any necessary adjustment to the share-based payment expense is recognised in the Consolidated Income Statement.

CRH Annual Report on Form 20-F |  2015

7. Share-based Payment Expense | continued

2006 Performance Share Plan

The expense of €4 million (2014: €8 million; 2013: €13 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

Details of awards granted under the 2006 Performance Share Plan

			Number of Shares
	Share price at	Period to earliest
	date of award	release date	Initial award	Net outstanding	Fair value
Granted in 2012	€15.63	3 years	2,079,000	-	€7.77

Granted in 2013	€16.69	3 years	1,195,500	992,750	€8.54

In April 2015, none of the shares awarded under the Performance Share Plan in 2012 vested and accordingly all remaining awards granted in 2012 lapsed.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group TSR, volatilities and correlations, together with the following assumptions:

2013
Risk-free interest rate (%)	0.10

Expected volatility (%)	31.3

2013 Restricted Share Plan

Due to the immateriality of the Restricted Share Plan expense and the level of awards outstanding in this Plan at 31 December 2015, 31 December 2014 and 31 December 2013 detailed financial disclosures have not been provided in relation to this share-based payment arrangement.

The Group also operates savings-related share option schemes. Due to the immateriality of the savings-related schemes’ expense and the level of savings-related share options outstanding, detailed financial disclosures have not been provided in relation to these schemes.

Share option schemes

Details of movement and options outstanding under share option schemes (excluding savings-related share option schemes)

	Weighted average	Number of	Weighted average	Number of	Weighted average	Number of
	exercise price	options	exercise price	options	exercise price	options
		2015		2014		2013
Outstanding at beginning of year	€19.58	15,481,191	€18.75	21,798,887	€18.84	23,295,955

Granted	-	-	-	-	€16.19	3,853,400

Exercised (a)	€19.35	(2,544,141)	€16.58	(919,205)	€13.21	(1,245,029)

Lapsed	€16.64	(4,316,360)	€16.77	(5,398,491)	€18.53	(4,105,439)

Outstanding at end of year (b)	€21.14	8,620,690	€19.58	15,481,191	€18.75	21,798,887

Exercisable at end of year	€24.18	5,335,290	€18.79	1,248,698	€17.94	2,114,772

(a)	The weighted average share price at the date of exercise of these options was €25.51 (2014: €20.47, 2013: €17.28).

(b)

The level of vesting of options outstanding at the end of the year will be determined by reference to certain performance targets (outlined on page 125 of this Annual Report). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

CRH Annual Report on Form 20-F | 2015

7. Share-based Payment Expense | continued

	2015	2014	2013
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	3.86	4.89	5.54

Euro-denominated options outstanding at the end of the year (number)	8,604,776	15,389,922	21,683,559

Range of exercise prices (€)	16.19-29.86	15.19-29.86	15.07-29.86

Sterling-denominated options outstanding at the end of the year (number)	15,914	91,269	115,328

Range of exercise prices (Stg£)	13.64-18.02	12.80-20.23	10.04-20.23

The CRH share price at 31 December 2015 was €26.70 (2014: €19.90; 2013: €18.30). The following analysis shows the number of outstanding share options with exercise prices lower/higher than the year-end share price:

Number of options with exercise prices lower than year-end price:

Exercisable	3,667,056	1,248,698	506,581

Not exercisable	3,285,400	8,789,200	13,788,399
	6,952,456	10,037,898	14,294,980

Number of options with exercise prices higher than year-end price:

Exercisable	1,668,234	-	1,608,191

Not exercisable	-	5,443,293	5,895,716
	1,668,234	5,443,293	7,503,907

Total options outstanding	8,620,690	15,481,191	21,798,887

CRH Annual Report on Form 20-F |  2015

8. Finance Costs and Finance Income

	2015	2014	2013
	€m	€m	€m
Finance costs

Interest payable on borrowings	334	308	323

Net income on interest rate and currency swaps	(32)	(42)	(55)

Mark-to-market of derivatives and related fixed rate debt:

- interest rate swaps (i)	12	(15)	68

- currency swaps and forward contracts	4	-	1

- fixed rate debt (i)	(22)	8	(79)

Net loss/(gain) on interest rate swaps not designated as hedges	7	(5)	4

Net finance cost on gross debt including related derivatives	303	254	262

Finance income

Interest receivable on loans to joint ventures and associates	(4)	(3)	(3)

Interest receivable on cash and cash equivalents and other	(4)	(5)	(10)

Finance income	(8)	(8)	(13)

Finance costs less income	295	246	249

Other financial expense

Premium paid on early debt redemption	38	-	-

Unwinding of discount element of provisions for liabilities (note 25)	19	16	15

Unwinding of discount applicable to deferred and contingent acquisition consideration	20	12	11
(note 18)

Pension-related finance cost (net) (note 27)	17	14	22

Total	94	42	48

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

CRH Annual Report on Form 20-F | 2015

9. Share of Equity Accounted Investments’ Profit/(Loss)

The Group’s share of joint ventures’ and associates’ result after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Group share of:

Revenue	496	488	469	961	953	961	1,457	1,441	1,430

EBITDA (as defined)*	79	62	60	84	106	109	163	168	169

Depreciation and amortisation	(27)	(27)	(27)	(55)	(45)	(39)	(82)	(72)	(66)

Impairment (i)	-	-	(54)	-	-	(51)	-	-	(105)
Operating profit/(loss)	52	35	(21)	29	61	19	81	96	(2)

Finance costs (net)	(6)	(6)	(2)	(17)	(21)	(22)	(23)	(27)	(24)
Profit/(loss) before tax	46	29	(23)	12	40	(3)	58	69	(26)

Income tax expense	(5)	(3)	(5)	(9)	(11)	(13)	(14)	(14)	(18)
Profit/(loss) after tax	41	26	(28)	3	29	(16)	44	55	(44)

An analysis of the result after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 15.

(i)	See note 2 for details of the 2013 impairment charge.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

10. Income Tax Expense

Recognised within the Consolidated Income Statement	2015	2014	2013
	€m	€m	€m
(a) Current tax

Republic of Ireland	-	-	(1)

Overseas	339	141	77

Total current tax expense	339	141	76

(b) Deferred tax

Origination and reversal of temporary differences:

Retirement benefit obligations	7	7	16

Share-based payment expense	(8)	-	(1)

Derivative financial instruments	1	6	4

Other items	(35)	23	(15)

Total deferred tax (income)/expense	(35)	36	4

Income tax expense reported in the Consolidated Income Statement	304	177	80

CRH Annual Report on Form 20-F |  2015

10. Income Tax Expense | continued

Recognised within equity	2015	2014	2013
	€m	€m	€m
(a) Within the Consolidated Statement of Comprehensive Income:

Deferred tax - retirement benefit obligations	(30)	69	(43)
	(30)	69	(43)

(b) Within the Consolidated Statement of Changes in Equity:

Deferred tax - share-based payment expense	5	-	-
	5	-	-

Income tax expense recognised directly within equity	(25)	69	(43)

Reconciliation of applicable tax rate to effective tax rate

Profit/(loss) before tax (€m)	1,033	761	(215)

Tax charge expressed as a percentage of profit/(loss) before tax (effective tax rate):

- current tax expense only	32.8%	18.5%	(35.3%)

- total income tax expense (current and deferred)	29.4%	23.2%	(37.2%)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit/(loss) before tax
Irish corporation tax rate	12.5	12.5	12.5

Higher tax rates on overseas earnings	13.8	9.6	17.8

Other items (primarily comprising items not chargeable to tax/expenses not deductible for tax)

- arising from 2013 impairment	-	-	(70.2)

- other items	3.1	1.1	2.7

Total effective tax rate	29.4	23.2	(37.2)

Other disclosures

Effective tax rate

The 2015 Consolidated Income Statement includes one-off charges related to the LH Assets transaction of €197 million (€144 million of acquisition-related costs as detailed in note 30 and a €53 million inventory-related adjustment) which are substantially non-deductible for income tax purposes. The 2015 effective tax rate excluding the impact of these costs is 25.8% .

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

Investments in subsidiaries

Given management’s intention not to unwind temporary differences in respect of its investment in subsidiaries or tax exemptions and credits being available in the majority of jurisdictions in which the Group operates, the aggregate amount of deferred tax liabilities on temporary differences which have not been recognised would be immaterial.

Proposed dividends

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

CRH Annual Report on Form 20-F | 2015

11. Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2015	2014	2013
	€m	€m	€m

Dividends to shareholders

Preference

5% Cumulative Preference Shares €3,175 (2014: €3,175; 2013: €3,175)	-	-	-

7% ‘A’ Cumulative Preference Shares €77,521 (2014: €77,521; 2013: €77,521)	-	-	-

Equity

Final - paid 44.00c per Ordinary Share (2014: 44.00c; 2013: 44.00c)	359	323	320

Interim - paid 18.50c per Ordinary Share (2014: 18.50c; 2013: 18.50c)	152	137	135

Total	511	460	455

Dividends proposed (memorandum disclosure)

Equity

Final 2015 - proposed 44.00c per Ordinary Share (2014: 44.00c; 2013: 44.00c)	362	359	323

Reconciliation to Consolidated Statement of Cash Flows

Dividends to shareholders	511	460	455

Less: issue of scrip shares in lieu of cash dividends (note 28)	(132)	(107)	(88)

Dividends paid to equity holders of the Company	379	353	367

Dividends paid by subsidiaries to non-controlling interests	4	4	1

Total dividends paid	383	357	368

CRH Annual Report on Form 20-F |  2015

12. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2015	2014	2013
	€m	€m	€m

Numerator computations

Group profit/(loss) for the financial year	729	584	(295)

Profit attributable to non-controlling interests	(5)	(2)	(1)

Profit/(loss) attributable to equity holders of the Company	724	582	(296)

Preference dividends	-	-	-

Profit/(loss) attributable to ordinary equity holders of the Company -numerator for basic/diluted earnings per Ordinary Share	724	582	(296)

Denominator computations

Denominator for basic earnings per Ordinary Share

Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	812.3	737.6	729.2

Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	3.6	0.7	-

Denominator for diluted earnings per Ordinary Share	815.9	738.3	729.2

Basic earnings/(loss) per Ordinary Share	89.1c	78.9c	(40.6c)

Diluted earnings/(loss) per Ordinary Share	88.7c	78.8c	(40.6c)

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

(ii)

Contingently issuable Ordinary Shares (totalling 8,630,786 at 31 December 2015, 19,062,236 at 31 December 2014 and 24,282,615 at 31 December 2013) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

CRH Annual Report on Form 20-F | 2015

13. Property, Plant and Equipment

			Assets in
	Land and	Plant and	course of
	buildings (i)	machinery	construction	Total
	€m	€m	€m	€m

At 31 December 2015

Cost/deemed cost	8,471	12,583	582	21,636

Accumulated depreciation (and impairment charges)	(2,075)	(6,496)	(3)	(8,574)
Net carrying amount	6,396	6,087	579	13,062

At 1 January 2015, net carrying amount	4,176	3,026	220	7,422

Translation adjustment	292	115	6	413

Reclassifications	145	46	(191)	-
Additions at cost	96	514	272	882
Arising on acquisition (note 30)	1,999	3,138	276	5,413
Reclassified from held for sale	173	88	1	262
Disposals at net carrying amount	(283)	(161)	(2)	(446)
Depreciation charge for year	(175)	(665)	(3)	(843)
Impairment charge for year (ii)	(27)	(14)	-	(41)
At 31 December 2015, net carrying amount	6,396	6,087	579	13,062

The equivalent disclosure for the prior year is as follows:

At 31 December 2014

Cost/deemed cost	6,068	8,940	220	15,228

Accumulated depreciation (and impairment charges)	(1,892)	(5,914)	-	(7,806)
Net carrying amount	4,176	3,026	220	7,422

At 1 January 2014, net carrying amount	4,096	3,214	229	7,539

Translation adjustment	329	64	1	394

Reclassifications	66	34	(100)	-
Additions at cost	45	264	126	435
Arising on acquisition (note 30)	20	71	-	91
Reclassified as held for sale	(173)	(88)	(1)	(262)
Disposals at net carrying amount	(68)	(27)	-	(95)
Depreciation charge for year	(132)	(499)	-	(631)
Impairment charge for year	(7)	(7)	(35)	(49)
At 31 December 2014, net carrying amount	4,176	3,026	220	7,422

At 1 January 2014

Cost/deemed cost	5,912	8,847	229	14,988

Accumulated depreciation (and impairment charges)	(1,816)	(5,633)	-	(7,449)
Net carrying amount	4,096	3,214	229	7,539

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €2,855 million at the balance sheet date (2014: €1,997 million).

(ii)

The impairment charge of €41 million in 2015 (2014: €49 million), principally relates to the write down of property, plant and equipment in Europe Heavyside and Americas Products of €24 million and €15 million respectively (2014: €35 million and €14 million respectively).

Future purchase commitments for property, plant and equipment	2015	2014
	€m	€m
Contracted for but not provided in the financial statements	311	211
Authorised by the Directors but not contracted for	118	70

CRH Annual Report on Form 20-F |  2015

14. Intangible Assets

		Other intangible assets
		Marketing-	Customer-	Contract-
	Goodwill	related	related (i)	based	Total
	€m	€m	€m	€m	€m

At 31 December 2015

Cost/deemed cost	7,699	137	639	85	8,560

Accumulated amortisation (and impairment charges)	(293)	(46)	(375)	(26)	(740)
Net carrying amount	7,406	91	264	59	7,820

At 1 January 2015, net carrying amount	4,018	12	126	17	4,173

Translation adjustment	247	3	11	2	263

Arising on acquisition (note 30)	3,187	84	167	47	3,485
Reclassifications	-	(2)	1	1	-
Reclassified from held for sale	16	-	1	-	17
Disposals	(61)	-	-	(1)	(62)
Amortisation charge for year	-	(6)	(42)	(7)	(55)
Impairment charge for year	(1)	-	-	-	(1)
At 31 December 2015, net carrying amount	7,406	91	264	59	7,820

The equivalent disclosure for the prior year is as follows:

At 31 December 2014

Cost/deemed cost	4,362	52	448	37	4,899

Accumulated amortisation (and impairment charges)	(344)	(40)	(322)	(20)	(726)
Net carrying amount	4,018	12	126	17	4,173

At 1 January 2014, net carrying amount	3,734	12	151	14	3,911

Translation adjustment	279	3	6	1	289

Arising on acquisition (note 30)	31	2	10	4	47
Reclassified as held for sale	(16)	-	(1)	-	(17)
Disposals	(10)	(1)	(2)	-	(13)
Amortisation charge for year	-	(4)	(38)	(2)	(44)
At 31 December 2014, net carrying amount	4,018	12	126	17	4,173

At 1 January 2014

Cost/deemed cost	4,158	48	420	31	4,657

Accumulated amortisation (and impairment charges)	(424)	(36)	(269)	(17)	(746)
Net carrying amount	3,734	12	151	14	3,911

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

CRH Annual Report on Form 20-F | 2015

14. Intangible Assets | continued

(a) Annual goodwill testing

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 21 (2014: 20) cash-generating units have been identified and these are analysed between the six business segments below, excluding the newly acquired LH Assets and CRL. Given the size and timing of these acquisitions in the second half of 2015, the related goodwill has not yet been allocated to CGUs; the allocation will be completed during 2016. The increase in the number of CGUs in 2015 relates to a reorganisation in the Americas Materials segment. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

	Cash-generating units		Goodwill (€m)
	2015	2014	2015	2014

Europe Heavyside*	8	8	648	650

Europe Lightside*	1	1	347	346

Europe Distribution	1	1	662	649

Europe	10	10	1,657	1,645

Americas Materials	8	7	1,484	1,313

Americas Products	2	2	758	703

Americas Distribution	1	1	398	357

Americas	11	10	2,640	2,373

Unallocated Goodwill
LH Assets	-	-	2,252	-
CRL	-	-	857	-
Total Group	21	20	7,406	4,018

*	Included in the goodwill numbers of Europe Heavyside and Europe Lightside at 31 December 2015 are amounts of €52 million and €8 million respectively (2014: €54 million and €9 million respectively) relating to businesses identified for divestment as part of the portfolio review, which have been tested separately (see section (b) on page 192).

CRH Annual Report on Form 20-F |  2015

14. Intangible Assets | continued

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 21 CGUs is determined based on a value-in-use computation, using Level 3 inputs in accordance with the fair value hierarchy (as described in the “fair value hierarchy” section of the accounting policies on page 169). The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.0% to 11.7% (2014: 7.5% to 12.2%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

The 2015 and 2014 annual goodwill impairment testing processes have resulted in no intangible asset impairments.

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

Significant goodwill amounts

The goodwill allocated to the Europe Distribution and the Oldcastle Building Products (Americas Products segment) CGUs each account for approximately 10% of the total carrying amount of €7,406 million. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases, except for the goodwill arising on the acquisitions of LH Assets and CRL which account for 30% and 12% of the total carrying amount of goodwill respectively. No additional disclosures are presented for the acquired goodwill as the initial allocation of the goodwill to CGUs has not been completed and therefore the goodwill has been assessed for impairment indicators as at 31 December 2015. The additional disclosures required for the two CGUs with significant goodwill are as follows:

	Europe Distribution		Oldcastle
			Building Products
	2015	2014	2015	2014

Goodwill allocated to the cash-generating unit at balance sheet date	€662m	€649m	€756m	€699m

Discount rate applied to the cash flow projections (real pre-tax)	9.0%	9.4%	11.7%	11.9%

Average EBITDA (as defined)* margin over the initial 5-year period	6.1%	5.9%	12.0%	11.0%

Value-in-use (present value of future cash flows)	€2,153m	€2,015m	€2,726m	€2,588m

Excess of value-in-use over carrying amount	€472m	€336m	€566m	€509m

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

Europe Distribution and Oldcastle Building Products are not included in the CGUs referred to in the “Sensitivity analysis” section on page 192. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Europe Distribution or Oldcastle Building Products CGUs are considered to be warranted.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

CRH Annual Report on Form 20-F | 2015

14. Intangible Assets | continued

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of 4 of the 21 CGUs including the Ukraine. The key assumptions, methodology used and values applied to each of the key assumptions for the 4 CGUs are in line with those outlined above. The 4 CGUs had aggregate goodwill of €216 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 4 CGUs selected for sensitivity analysis disclosures:

4 CGUs

Reduction in EBITDA (as defined)* margin	0.6 to 3.6 percentage points

Reduction in profit before tax	9.1% to 16.2%

Reduction in net cash flow	8.0% to 17.1%

Increase in pre-tax discount rate	0.8 to 1.8 percentage points

The average EBITDA (as defined)* margin for the aggregate of these 4 CGUs over the initial five-year period was 11.1% . The value-in-use (being the present value of the future net cash flows) was €1,024 million and the carrying amount was €895 million, resulting in an excess of value-in-use over carrying amount of €129 million.

(b) Portfolio review update

In November 2013, a Group-wide portfolio review was initiated to identify and focus on those businesses within our portfolio which offer the most attractive future returns, and to prioritise capital allocation to ensure profitable growth across our network of businesses. This review was completed during 2014 and a multi-year divestment programme is well under way with proceeds of €1.4 billion realised on business and non-current asset disposals in 2015 and 2014 (see note 4).

The decision to sell these business units resulted in the need to assess them for impairment, either individually or on a combined basis where they form a new group for disposal purposes. Excluding business units divested during 2014 and 2015, the remainder were assessed for impairment or reversal of previous impairments and also assessed from the perspective of the held for sale criteria set out in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

A valuation was prepared based on the estimated fair value less costs of disposal (FVLCD) for each business unit. The valuations were then compared to the carrying value of each business and where that valuation fell below the carrying value an impairment charge was taken.

Impairments of €33 million (€1 million relating to goodwill) were recorded during the year in the Europe Heavyside and Americas Products segments. No reversal of previous impairments were recorded during the year.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ result after tax

CRH Annual Report on Form 20-F |  2015

15. Financial Assets

	Investments accounted for
	using the equity method
	(i.e. joint ventures and associates)
	Share of net
	assets	Loans	Total	Other (i)
	€m	€m	€m	€m

At 1 January 2015	1,193	136	1,329	23

Translation adjustment	103	14	117	1

Investments and advances	7	11	18	1
Joint Ventures becoming subsidiaries (note 30)	(25)	-	(25)	-
Reclassified from held for sale	34	-	34	-
Disposals and repayments	(159)	(6)	(165)	-
Return of Share Capital	(6)	-	(6)	-
Arising on acquisition (note 30)	23	1	24	5
Impairment charge for year	-	-	-	(2)
Retained loss	(9)	-	(9)	-
At 31 December 2015	1,161	156	1,317	28

The equivalent disclosure for the prior year is as follows:

At 1 January 2014	1,211	129	1,340	23

Translation adjustment	73	14	87	-

Investments and advances	-	3	3	-
Reclassified as held for sale	(34)	-	(34)	-
Disposals and repayments	(82)	(10)	(92)	-
Retained profit	25	-	25	-
At 31 December 2014	1,193	136	1,329	23

(i)	Other financial assets primarily comprise trade investments carried at historical cost.

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2015	2014	2015	2014	2015	2014
	€m	€m	€m	€m	€m	€m

Non-current assets	696	548	880	955	1,576	1,503

Current assets	173	121	444	538	617	659

Non-current liabilities	(194)	(161)	(140)	(209)	(334)	(370)
Current liabilities	(187)	(73)	(511)	(526)	(698)	(599)
Net assets	488	435	673	758	1,161	1,193

A listing of the principal equity accounted investments is contained in Exhibit 8 of this Annual Report on Form 20F.

The Group holds a 21.13% stake (2014: 21.13%) in Samse S.A., a publicly-listed distributor in France which is accounted for as an associate investment above. The fair value of this investment at the balance sheet date, calculated based on the number of shares held multiplied by the closing share price at 31 December 2015 (Level 1 input in the fair value hierarchy), was €82 million (2014: €75 million).

CRH Annual Report on Form 20-F | 2015

16. Inventories

	2015	2014
	€m	€m

Raw materials	836	612

Work-in-progress (i)	106	80

Finished goods	1,931	1,568
Total inventories at the lower of cost and net realisable value	2,873	2,260

(i)

Work-in-progress includes €9 million (2014: €8 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 2 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €12 million (2014: €29 million; 2013: €19 million).

17. Trade and Other Receivables

	2015	2014
	€m	€m

Current

Trade receivables	2,752	1,810

Amounts receivable in respect of construction contracts (i)	720	476
Total trade receivables, gross	3,472	2,286

Provision for impairment	(161)	(106)
Total trade receivables, net	3,311	2,180

Amounts receivable from equity accounted investments	11	6

Prepayments and other receivables	655	458
Total	3,977	2,644

Non-current

Other receivables	149	85

The carrying amounts of current and non-current trade and other receivables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(i)

Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to €155 million and €145 million respectively (2014: €119 million and €82 million respectively).

CRH Annual Report on Form 20-F |  2015

17. Trade and Other Receivables | continued

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2015	2014	2013
	€m	€m	€m

At 1 January	106	118	123

Translation adjustment	5	4	(2)

Provided during year	40	28	36

Reclassified from/(as) held for sale	2	(2)	-

Disposed of during year	(4)	-	-

Written-off during year	(36)	(36)	(33)

Arising on acquisitions during year (note 30)	55	-	-

Recovered during year	(7)	(6)	(6)
At 31 December	161	106	118

Information in relation to the Group’s credit risk management is provided in note 21 to the financial statements.

Aged analysis

The aged analysis of trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2015	2014
	€m	€m

Neither past due nor impaired	2,385	1,638

Past due but not impaired:

- less than 60 days	608	373

- 60 days or greater but less than 120 days	211	117

- 120 days or greater	107	45

Past due and impaired (partial or full provision)	161	113
Total	3,472	2,286

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

CRH Annual Report on Form 20-F | 2015

18. Trade and Other Payables

	2015	2014
	€m	€m

Current

Trade payables	2,521	1,506

Construction contract-related payables (i)	240	129

Deferred and contingent acquisition consideration (ii)	46	59

Accruals and other payables	1,911	1,148

Amounts payable to equity accounted investments	43	52
Total	4,761	2,894

Non-current

Other payables	168	109

Deferred and contingent acquisition consideration (ii)	242	148
Total	410	257

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

(ii)	Deferred and contingent acquisition consideration:

The fair value of total contingent consideration is €111 million (2014: €122 million), (Level 3 input in the fair value hierarchy) and deferred consideration is €177 million (2014: €85 million). On an undiscounted basis, the corresponding basis for which the Group may be liable for contingent consideration ranges from nil to a maximum of €117 million. The movement in deferred and contingent consideration during the financial year was as follows:

	2015	2014
	€m	€m

At 1 January	207	208

Translation adjustment	21	16

Arising on acquisitions and investments during the year (note 30)	97	3

Changes in estimate	2	(6)

Paid during the year	(59)	(26)

Discount unwinding	20	12
At 31 December	288	207

CRH Annual Report on Form 20-F |  2015

19. Movement in Working Capital and Provisions for Liabilities

		Trade and	Trade and
		other	other	Provisions
	Inventories	receivables	payables	for liabilities	Total
	€m	€m	€m	€m	€m

At 1 January 2015	2,260	2,729	(3,151)	(396)	1,442

Translation adjustment	130	147	(151)	(5)	121

Arising on acquisition (note 30)	621	1,533	(1,549)	(581)	24

Reclassified from held for sale	102	79	(98)	(7)	76

Disposals	(211)	(178)	137	6	(246)

Deferred and contingent acquisition consideration:

- arising on acquisitions during year (note 30)	-	-	(97)	-	(97)

- paid during year	-	-	59	-	59

Deferred proceeds arising on disposals during year	-	38	-	-	38

Interest accruals and discount unwinding	-	-	(20)	(19)	(39)

Decrease in working capital and provisions for liabilities	(29)	(222)	(301)	(33)	(585)
At 31 December 2015	2,873	4,126	(5,171)	(1,035)	793

The equivalent disclosure for the prior years is as follows:

At 1 January 2014	2,254	2,609	(3,043)	(380)	1,440

Translation adjustment	128	165	(173)	(27)	93

Arising on acquisition (note 30)	23	20	(17)	(1)	25

Reclassified as held for sale	(102)	(79)	98	7	(76)

Disposals	(9)	(4)	2	-	(11)

Deferred and contingent acquisition consideration:

- arising on acquisitions during year (note 30)	-	-	(3)	-	(3)

- paid during year	-	-	26	-	26

Interest accruals and discount unwinding	-	-	(1)	(16)	(17)

Decrease/(increase) in working capital and provisions for liabilities	(34)	18	(40)	21	(35)
At 31 December 2014	2,260	2,729	(3,151)	(396)	1,442

At 1 January 2013	2,333	2,603	(3,052)	(366)	1,518

Translation adjustment	(74)	(80)	91	9	(54)

Arising on acquisition (note 30)	41	53	(80)	(14)	-

Disposals	(9)	(4)	7	-	(6)

Deferred and contingent acquisition consideration:

- arising on acquisitions during year (note 30)	-	-	(17)	-	(17)

- paid during year	-	-	105	-	105

Interest accruals and discount unwinding	-	-	(14)	(15)	(29)

Decrease/(increase) in working capital and provisions for liabilities	(37)	37	(83)	6	(77)
At 31 December 2013	2,254	2,609	(3,043)	(380)	1,440

CRH Annual Report on Form 20-F | 2015

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

		As at 31 December 2015			As at 31 December 2014
		Fair value (i) €m	Book value €m		Fair value (i) €m	Book value €m

Cash and cash equivalents (note 22)		2,518	2,518		3,295	3,295

Interest-bearing loans and borrowings (note 23)		(9,526)	(9,221)		(6,302)	(5,866)

Derivative financial instruments (net) (note 24)		85	85		79	79
Group net debt		(6,923)	(6,618)		(2,928)	(2,492)

(i) All interest-bearing loans and borrowings are Level 2 fair value measurements.

The following table shows the effective interest rates on period-end fixed, gross and net debt:
	As at 31 December 2015			As at 31 December 2014
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years

Interest-bearing loans and borrowings nominal - fixed rate (i)	(7,431)			(5,657)

Derivative financial instruments - fixed rate	2,270			1,227

Net fixed rate debt including derivatives	(5,161)	4.0%	9.4	(4,430)	4.5%	5.2

Interest-bearing loans and borrowings nominal - floating rate (ii)	(1,668)			(63)

Adjustment of debt from nominal to book value (i)	(122)			(146)

Derivative financial instruments - currency floating rate	(2,185)			(1,148)

Gross debt including derivative financial instruments	(9,136)	3.3%		(5,787)	4.1%

Cash and cash equivalents - floating rate	2,518			3,295

Group net debt	(6,618)			(2,492)

Cash at bank and in hand reclassified as held for sale (note 22)	-			(33)

Group net debt excluding cash reclassified as held for sale	(6,618)			(2,525)

(i)	Of the Group’s nominal fixed rate debt at 31 December 2015, €2,270 million (2014: €1,227 million) is hedged to floating rate using interest rate swaps.

(ii)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

Reconciliation of opening to closing net debt

	2015 €m	2014 €m	2013 €m

At 1 January	(2,492)	(2,973)	(2,909)

Debt in acquired companies	(175)	(7)	(44)

Debt in disposed companies	20	-	17

Increase in interest-bearing loans, borrowings and finance leases	(5,633)	(901)	(1,491)

Net cash flow arising from derivative financial instruments	(47)	11	(64)

Repayment of interest-bearing loans, borrowings and finance leases	2,744	934	586

(Decrease)/increase in cash and cash equivalents	(897)	625	845

Mark-to-market adjustment	(1)	(3)	10

Translation adjustment	(137)	(178)	77

At 31 December	(6,618)	(2,492)	(2,973)

CRH Annual Report on Form 20-F |  2015

20. Analysis of Net Debt | continued

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2015 and 31 December 2014 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Canadian Dollar €m	Philippine Peso €m	Polish Zloty €m	Swiss Franc €m	Other (i) €m	Total €m

Cash and cash equivalents (note 22)	1,062	791	99	131	10	120	182	123	2,518

Interest-bearing loans and borrowings (note 23)	(4,533)	(3,503)	(540)	(29)	(226)	(64)	(304)	(22)	(9,221)

Derivative financial instruments (net) (note 24)	2,449	(918)	(413)	(536)	-	(50)	(232)	(215)	85

Net debt by major currency including derivative financial instruments	(1,022)	(3,630)	(854)	(434)	(216)	6	(354)	(114)	(6,618)

Non-debt assets and liabilities analysed as follows:

Non-current assets	4,487	9,111	2,845	1,403	1,459	365	821	2,034	22,525

Current assets	1,855	2,934	818	393	121	158	331	245	6,855

Non-current liabilities	(643)	(1,837)	(254)	(228)	(193)	(8)	(377)	(84)	(3,624)

Current liabilities	(1,547)	(1,956)	(1,091)	(272)	(150)	(121)	(200)	(257)	(5,594)

Non-controlling interests	(39)	(12)	-	-	(467)	2	(13)	-	(529)

Capital and reserves attributable to the Company’s equity holders	3,091	4,610	1,464	862	554	402	208	1,824	13,015

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents (note 22)	1,776	1,092	68	7	-	43	212	64	3,262

Interest-bearing loans and borrowings (note 23)	(2,648)	(2,573)	(310)	(1)	-	(24)	(274)	(36)	(5,866)

Derivative financial instruments (net) (note 24)	1	364	174	(109)	-	(112)	(188)	(51)	79

Net debt* by major currency including derivative financial instruments	(871)	(1,117)	(68)	(103)	-	(93)	(250)	(23)	(2,525)

Non-debt assets (including cash reclassified as held for sale) and liabilities analysed as follows:

Non-current assets	3,061	7,003	346	221	-	395	778	1,399	13,203

Current assets	1,611	2,558	489	113	-	171	326	182	5,450

Non-current liabilities	(616)	(1,481)	(92)	(9)	-	(35)	(270)	(27)	(2,530)

Current liabilities	(1,117)	(1,436)	(368)	(65)	-	(88)	(191)	(135)	(3,400)

Non-controlling interests	(5)	(4)	-	-	-	-	(12)	-	(21)

Capital and reserves attributable to the Company’s equity holders	2,063	5,523	307	157	-	350	381	1,396	10,177

(i)	The principal currencies included in this category are the Chinese Renminbi, the Romanian new leu, the Indian Rupee, the Ukrainian Hryvnia and the Serbian Dinar.

* Excluding €33 million cash reclassified as held for sale which is analysed by major currency in current assets above.

CRH Annual Report on Form 20-F | 2015

20. Analysis of Net Debt | continued

Liquidity and capital resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position:

	2015 €m	2014 €m	2013 €m

Net cash inflow from operating activities	2,247	1,237	1,092

Net cash outflow from investing activities	(7,306)	(232)	(848)

Net cash inflow/(outflow) from financing activities	4,162	(380)	601

(Decrease)/increase in cash and cash equivalents	(897)	625	845

Cash and cash equivalents at the beginning of year, excluding overdrafts (note 22)	3,295	2,540	1,747

Effect of exchange rate changes	120	130	(52)

Cash and cash equivalents at the end of year, excluding overdrafts (note 22)	2,518	3,295	2,540

Bank overdrafts	(117)	(70)	(40)

Borrowings	(9,104)	(5,796)	(5,500)

Derivative financial instruments	85	79	27

Net debt at end of year	(6,618)	(2,492)	(2,973)

The Group’s financing strategy includes maintenance of adequate financial resources and liquidity. During 2015 the Group’s total net cash outflow from investing activities amounted to €7.3 billion which was funded by €2.2 billion of operating cash flow, €4.2 billion of net financing and a €0.9 billion reduction in cash and cash equivalents.

The Group believes that its financial resources (operating cash together with cash and cash equivalents of €2.5 billion and undrawn committed loan facilities of €3.1 billion) will be sufficient to cover the Group’s cash requirements.

At 31 December 2015, euro and US Dollar denominated cash and cash equivalents represented 42% (2014: 54%) and 31% (2014: 33%) of total cash and cash equivalents respectively.

Significant borrowings

The main sources of Group debt funding are public bond markets in Europe and North America. The following bonds were outstanding as at 31 December 2015:

	Annual coupons	Outstanding millions	Final maturity

US Dollar bonds	4.125%	$114	2016

US Dollar bonds	6.00%	$518	2016

US Dollar bonds	8.125%	$650	2018

euro bonds	5.00%	€500	2019

euro bonds	2.75%	€750	2020

US Dollar bonds	5.75%	$400	2021

euro bonds	1.75%	€600	2021

Swiss Franc bonds	1.375%	CHF 330	2022

euro bonds	3.125%	€750	2023

euro bonds	1.875%	€600	2024

US Dollar bonds	3.875%	$1,250	2025

Sterling bonds	4.125%	£400	2029

US Dollar bonds	6.40%	$213	2033

US Dollar bonds	5.125%	$500	2045

CRH Annual Report on Form 20-F |  2015

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policies or processes for managing capital during 2015.

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

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2015 €m	2014 €m

Capital and reserves attributable to the Company’s equity holders	13,015	10,177

Net debt	6,618	2,492

Capital and net debt	19,633	12,669

CRH Annual Report on Form 20-F | 2015

21. Capital and Financial Risk Management | continued

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

The majority of these swaps are designated under IAS 39 Financial Instruments; Recognition and Measurement to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 24. The following table demonstrates the impact on profit/(loss) before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For profit/(loss) before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%

Impact on profit/(loss) before tax	2015	-/+ €14m	-/+ €7m
	2014	+/- €21m	+/- €10m
	2013	+/- €10m	+/- €5m

Impact on total equity	2015	-/+ €7m	-/+ €4m
	2014	-/+ €5m	-/+ €2m
	2013	-/+ €8m	-/+ €4m

CRH Annual Report on Form 20-F |  2015

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

Given the Group’s presence in 31 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 20. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit/(loss) before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in the United States. The impact on profit/(loss) before tax is based on changing the €/US$ exchange rate used in calculating profit/(loss) before tax for the period. The impact on total equity and financial instruments is calculated by changing the €/US$ exchange rate used in measuring the closing balance sheet.

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%

Impact on profit/(loss) before tax	2015	-/+ €33m	-/+ €17m
	2014	-/+ €26m	-/+ €13m
	2013	-/+ €14m	-/+ €7m

Impact on total equity*	2015	-/+ €230m	-/+ €115m
	2014	-/+ €263m	-/+ €135m
	2013	-/+ €215m	-/+ €110m

* Includes the impact on financial instruments which is as follows:	2015	+/-€181m	+/-€90m
	2014	+/- €53m	+/- €27m
	2013	+/-€70m	+/-€36m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

CRH Annual Report on Form 20-F | 2015

21. Capital and Financial Risk Management | continued

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

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to 4.6% of gross trade receivables (2014: 4.6%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits are established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 17 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as neither past due nor impaired representing 69% of the total trade receivables balance at the balance sheet date (2014: 72%); amounts receivable from related parties (notes 17 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

CRH Annual Report on Form 20-F |  2015

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m

At 31 December 2015

Financial liabilities - cash outflows

Trade and other payables	4,761	231	80	37	48	65	5,222

Finance leases	2	2	2	2	2	5	15

Other interest-bearing loans and borrowings	760	800	1,361	500	750	4,971	9,142

Interest payments on other interest-bearing loans and borrowings (i)	315	277	270	196	190	1,271	2,519

Cross-currency swaps - gross cash outflows	2,716	146	-	-	-	-	2,862

Gross projected cash outflows	8,554	1,456	1,713	735	990	6,312	19,760

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(53)	(35)	(35)	(21)	(21)	(87)	(252)

Cross-currency swaps - gross cash inflows	(2,707)	(162)	-	-	-	-	(2,869)

Gross projected cash inflows	(2,760)	(197)	(35)	(21)	(21)	(87)	(3,121)

The equivalent disclosure for the prior year is as follows:

At 31 December 2014

Financial liabilities - cash outflows

Trade and other payables	2,894	178	25	16	11	56	3,180

Finance leases	2	2	2	1	2	4	13

Other interest-bearing loans and borrowings	452	1,371	1	536	500	2,882	5,742

Interest payments on other interest-bearing loans and borrowings (i)	253	207	157	137	90	305	1,149

Cross-currency swaps - gross cash outflows	1,729	-	-	-	-	-	1,729

Gross projected cash outflows	5,330	1,758	185	690	603	3,247	11,813

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(34)	(28)	(19)	(14)	(6)	(18)	(119)

Cross-currency swaps - gross cash inflows	(1,738)	-	-	-	-	-	(1,738)

Gross projected cash inflows	(1,772)	(28)	(19)	(14)	(6)	(18)	(1,857)

Commodity price risk

The fair value of derivatives used to hedge future energy costs was €17 million unfavourable as at the balance sheet date (2014: €19 million unfavourable).

(i)

At 31 December 2015 and 31 December 2014, a portion of the Group’s long-term debt carried variable interest rates. The Group uses the interest rates in effect on 31 December to calculate the interest payments on the long-term debt for the periods indicated.

(ii)

The Group uses interest rate swaps to help manage its interest cost. Under these contracts the Group has agreed to exchange at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. The Group uses the interest rates in effect on 31 December to calculate the net interest receipts or payments on these contracts.

CRH Annual Report on Form 20-F | 2015

22. Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 21.

Cash and cash equivalents are included in the Consolidated Balance Sheet at fair value and are analysed as follows:

	2015 €m	2014 €m

Cash at bank and in hand	938	689

Investments (short-term deposits)	1,580	2,573

Total	2,518	3,262

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash and cash equivalents at fair value include the following for the purposes of the Consolidated Statement of Cash Flows:

	2015 €m	2014 €m

Cash at bank and in hand	938	689

Investments (short-term deposits)	1,580	2,573

Cash at bank and in hand reclassified as held for sale	-	33

Total	2,518	3,295

CRH Annual Report on Form 20-F |  2015

23. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding
	2015 €m	2014 €m

Bank overdrafts	117	70

Bank loans	1,564	16

Finance leases	15	13

Bonds and private placements	7,508	5,750
Other	17	17
Interest-bearing loans and borrowings*	9,221	5,866

* Including loans of €1 million (2014: €1 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2015		As at 31 December 2014
	Loans and borrowings €m	Undrawn committed facilities** €m	Loans and borrowings €m	Undrawn committed facilities** €m

Within one year	756	31	447	22

Between one and two years	794	220	1,395	-

Between two and three years	1,382	-	-	-

Between three and four years	501	-	562	-

Between four and five years	747	2,837	505	2,641

After five years	5,041	-	2,957	-
Total	9,221	3,088	5,866	2,663

**

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2015.

CRH Annual Report on Form 20-F | 2015

23. Interest-bearing Loans and Borrowings | continued

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €8.9 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2014: €5.8 billion), €308 million in respect of letters of credit (2014: €288 million) and €10 million in respect of other obligations (2014: €5 million).

Pursuant to the provisions of Section 357(1)(b) of the Companies Act 2014, the Company has guaranteed all amounts shown as liabilities in the statutory financial statements of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company general partnership in the Republic of Ireland for the financial year ended 31 December 2015 and as a result, such subsidiary undertakings and the general partnership have been exempted from the filing provisions of Sections 347 and 348 of the Companies Act 2014 and Regulation 20 of the European Communities (Accounts) Regulations, 1993 respectively.

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

The financial covenants are:

(1)

Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2014: 4.5 times; 2013: 6.3 times). As at 31 December 2015 the ratio was 8.5 times (2014: 7.0 times; 2013: 6.3 times);

(2)

Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.6 billion (2014: €5.0 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2015 net worth (as defined in the relevant agreement) was €15.6 billion (2014: €11.5 billion).

CRH Annual Report on Form 20-F |  2015

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m

At 31 December 2015
Derivative assets
Within one year - current assets	4	-	15	5	24

Between one and two years	21	-	-	-	21

Between two and three years	22	-	-	-	22

Between three and four years	-	-	-	8	8

After five years	34	-	-	-	34
Non-current assets	77	-	-	8	85

Total derivative assets	81	-	15	13	109

Derivative liabilities
Within one year - current liabilities	-	(7)	(7)	(5)	(19)

Between one and two years - non-current liabilities	-	(4)	-	(1)	(5)

Total derivative liabilities	-	(11)	(7)	(6)	(24)

Net asset arising on derivative financial instruments	81	(11)	8	7	85

The equivalent disclosure for the prior year is as follows:

At 31 December 2014
Derivative assets
Within one year - current assets	-	2	13	-	15

Between one and two years	22	-	-	-	22

Between three and four years	26	-	-	-	26

Between four and five years	-	-	-	9	9

After five years	30	-	-	-	30
Non-current assets	78	-	-	9	87

Total derivative assets	78	2	13	9	102

Derivative liabilities
Within one year - current liabilities	-	(7)	(4)	(9)	(20)

Between one and two years	-	(1)	-	-	(1)

Between two and three years	-	(1)	-	-	(1)

Between three and four years	-	(1)	-	-	(1)
Non-current liabilities	-	(3)	-	-	(3)

Total derivative liabilities	-	(10)	(4)	(9)	(23)

Net asset arising on derivative financial instruments	78	(8)	9	-	79

CRH Annual Report on Form 20-F | 2015

24. Derivative Financial Instruments | continued

At 31 December 2015 and 2014, the Group had no master netting or similar arrangements, collateral posting requirements, and enforceable right of set-off agreements with any of its derivative counterparts.

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

The (loss)/profit arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2015	2014	2013
	€m	€m	€m

Fair value of hedge instruments	(16)	15	(68)

Fair value of the hedged items	13	(16)	71

Components of other comprehensive income - cash flow hedges

Losses arising during the year:

- commodity forward contracts	(2)	(6)	(2)

Fair value hierarchy	2015	2014
	Level 2	Level 2
	€m	€m

Assets measured at fair value

Fair value hedges - cross-currency and interest rate swaps	81	78

Net investment hedges - cross-currency swaps	15	13

Not designated as hedges (held-for-trading) - interest rate swaps	13	9

Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	-	2
Total	109	102

Liabilities measured at fair value

Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	(11)	(10)

Net investment hedges - cross-currency swaps	(7)	(4)

Not designated as hedges (held-for-trading) - interest rate swaps	(6)	(9)
Total	(24)	(23)

At 31 December 2015 and 2014 there were no derivatives valued using Level 1 or Level 3 fair value techniques. Valuation methods for Levels 1, 2 and 3 are described in the “fair value hierarchy” section of the accounting policies on page 169.

CRH Annual Report on Form 20-F |  2015

25. Provisions for Liabilities

	At 1 January	Translation adjustment	Arising on acquisition (note 30)	Provided during year	Utilised during year	Reclassified from/(as) held for sale	Disposed during year	Reversed unused	Discount unwinding	At 31 December
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

31 December 2015

Insurance (i)	208	18	8	61	(49)	-	-	(12)	10	244

Environment and remediation (ii)	96	(5)	348	20	(10)	4	(5)	(4)	6	450

Rationalisation and redundancy (iii)	24	1	2	23	(23)	-	-	(2)	1	26

Other (iv)	68	(9)	223	62	(21)	3	(1)	(12)	2	315
Total	396	5	581	166	(103)	7	(6)	(30)	19	1,035

Analysed as:

Non-current liabilities	257									603

Current liabilities	139									432
Total	396									1,035

The equivalent disclosure for the prior year is as follows:

31 December 2014

Insurance (i)	181	20	-	52	(50)	-	-	(3)	8	208

Environment and remediation (ii)	87	5	-	12	(4)	(4)	-	(4)	4	96

Rationalisation and redundancy (iii)	43	1	-	30	(48)	-	-	(3)	1	24

Other (iv)	69	1	1	14	(8)	(3)	-	(9)	3	68
Total	380	27	1	108	(110)	(7)	-	(19)	16	396

Analysed as:

Non-current liabilities	231									257

Current liabilities	149									139
Total	380									396

CRH Annual Report on Form 20-F | 2015

25. Provisions for Liabilities | continued

(i)

This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of six years (2014: six years).

(ii)

This provision comprises obligations governing site remediation, restoration and environmental works to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii)

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2015, €23 million (2014: €30 million; 2013: €55 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2014: one to two years).

(iv)

Other provisions primarily relate to legal claims (only one of which is individually material to the Group, see below for further details), onerous contracts, guarantees and warranties and employee related provisions. The Group expects these provisions will be utilised within two to five years of the balance sheet date (2014: two years).

Swiss Competition Commission Investigation

In July 2015, the Swiss Competition Commission (“ComCo”) announced its decision to impose fines of approximately CHF 80 million on the Association of Swiss Wholesalers of the Sanitary Industry (the “Association”) and on major Swiss wholesalers including certain subsidiaries of CRH in Switzerland. The full decision of ComCo, setting out the basis of its findings, is expected to be available in March 2016 at which time CRH has the option to appeal the decision to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court. While the Group is of the view that the position of ComCo is fundamentally ill-founded and that the fine imposed on CRH is unjustified, a provision of €32 million (CHF 34 million), representing the full amount of the fine attributed to the Group’s subsidiaries, has been recorded in the 2015 Consolidated Financial Statements.

Discount rate sensitivity analysis

All non-current provisions are discounted at a rate of 5% (2014: 5%; 2013: 5%), consistent with the average effective interest rate for the Group’s borrowings. The impact on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant, is approximately €2 million (2014: €nil million; 2013: €nil million).

CRH Annual Report on Form 20-F |  2015

26. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2015	2014
	€m	€m
Reported in balance sheet after offset

Deferred tax liabilities	2,023	1,305

Deferred tax assets	(149)	(171)

Net deferred income tax liability	1,874	1,134

Deferred income tax assets (deductible temporary differences)

Deficits on Group retirement benefit obligations (note 27)	126	140

Revaluation of derivative financial instruments to fair value	13	14

Tax loss carryforwards	158	97

Share-based payment expense	15	2

Provisions for liabilities and working capital-related items	326	187

Other deductible temporary differences	46	37

Total	684	477

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €959 million (2014: €937 million). The vast majority will expire post 2020 (2014: 2019)

Deferred income tax liabilities (taxable temporary differences)
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	2,521	1,575
Revaluation of derivative financial instruments to fair value	18	18

Rolled-over capital gains	19	18
Total	2,558	1,611

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability

At 1 January	1,134	1,059

Translation adjustment	126	125

Net (income)/expense for the year (note 10)	(35)	36

Arising on acquisition (note 30)	627	2

Reclassified from/(as) held for sale	19	(19)

Disposal (note 4)	(22)	-

Movement in deferred tax asset on Group retirement benefit obligations	30	(69)

Movement in deferred tax asset on share-based payment expense	(5)	-

At 31 December	1,874	1,134

CRH Annual Report on Form 20-F | 2015

27. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, France, Germany, Switzerland, the United States, Romania, Serbia, Slovakia, Brazil, the Philippines and Canada; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, France, Germany and Slovakia have been aggregated into a “Eurozone” category on the basis of common currency and financial assumptions. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented on page 217 with unfunded schemes restricted to a number of schemes in Germany, Canada, the Philippines and one scheme in each of the Netherlands and the United States.

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

Provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees in the United States and Canada and for long-term service commitments in respect of certain employees in the Netherlands and Switzerland. These obligations are unfunded in nature and the required disclosures form part of this note.

Defined benefit pension schemes - principal risks

Through its defined benefit pension schemes and post-retirement healthcare plans, the Group is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility: Under IAS 19 Employee Benefits, the assets of the Group’s defined benefit pension schemes are reported at fair value (using bid prices, where relevant). The majority of the schemes’ assets comprise of equities, bonds and property all of which may fluctuate significantly in value from period to period. Given that liabilities are discounted to present value based on bond yields and that bond prices are inversely related to yields, an increase in the liability discount rate (which would reduce liabilities) would reduce bond values though not necessarily by an equal magnitude.

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

Inflation risk: A significant amount of the Group’s pension obligations have an inflation linkage; higher inflation will lead to higher liabilities (although in most cases, caps on the level of inflationary increases are in place to protect the scheme against extreme inflation).

Longevity risk: In the majority of cases, the Group’s defined benefit pension schemes provide benefits for life with spousal and dependent child reversionary provisions; increases in life expectancy will therefore give rise to higher liabilities.

CRH Annual Report on Form 20-F |  2015

27. Retirement Benefit Obligations | continued

Financial assumptions - scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31 December 2015, 31 December 2014 and 31 December 2013 are as follows:

	Eurozone*			Britain and Northern Ireland			Switzerland			United States and Canada
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	%	%	%	%	%	%	%	%	%	%	%	%

Rate of increase in:

- salaries	3.64	3.75	4.00	4.00	4.00	4.30	1.75	2.25	2.25	3.29	3.50	3.50

- pensions in payment	1.75	1.75	2.00	3.00-3.20	3.00-3.20	3.30-3.50	-	-	0.25	-	-	-

Inflation	1.75	1.75	2.00	3.00	3.00	3.30	0.75	1.25	1.25	2.00	2.00	2.00

Discount rate	2.61	2.00	3.70	3.95	3.50	4.60	0.85	1.15	2.35	4.22	3.80	4.70

Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	6.21	16.70	7.40

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represent actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. For the Group’s most material schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland			United States and Canada			Switzerland
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Current retirees

- male	22.8	22.8	22.7	21.2	22.0	19.0	21.5	21.3	21.3

- female	24.9	24.9	24.9	23.4	24.0	21.0	24.0	23.8	23.8

Future retirees

- male	25.8	25.8	25.7	23.0	24.0	21.0	23.6	23.5	23.5

- female	26.9	26.8	26.7	25.1	26.0	23.0	26.0	25.9	25.9

The above data allows for future improvements in life expectancy.

*	2015 is calculated based on the weighted average of the assumptions for Republic of Ireland, the Netherlands, Belgium, France, Germany and Slovakia.

CRH Annual Report on Form 20-F | 2015

27. Retirement Benefit Obligations | continued

Impact on Consolidated Income Statement

The total retirement benefit expense in the Consolidated Income Statement is as follows:

	2015	2014	2013
	€m	€m	€m

Total defined contribution expense	211	152	149

Total defined benefit expense	77	63	52

Total expense in Consolidated Income Statement	288	215	201

At 31 December 2015, €79 million (2014: €44 million) was included in other payables in respect of defined contribution pension liabilities.

		Britain and		United States
Analysis of defined benefit expense	Eurozone	Northern Ireland	Switzerland	and Canada	Other	Total Group
	2015	2015	2015	2015	2015	2015
	€m	€m	€m	€m	€m	€m

Charged in arriving at Group profit before finance costs:

Current service cost	19	7	34	2	1	63

Administration expenses	1	-	1	-	-	2

Past service costs	(1)	-	-	-	-	(1)

Gain on settlements	-	(4)	-	-	-	(4)

Subtotal	19	3	35	2	1	60

Included in finance income and finance costs respectively:

Interest income on scheme assets	(19)	(10)	(9)	(12)	-	(50)

Interest cost on scheme liabilities	27	12	11	16	1	67

Net interest expense	8	2	2	4	1	17

Net charge to Consolidated Income Statement	27	5	37	6	2	77

Reconciliation of scheme assets (bid value)

At 1 January	935	155	745	211	-	2,046

Movement in year

Administration expenses	(1)	-	(1)	-	-	(2)

Interest income on scheme assets	19	10	9	12	-	50

Arising on acquisition (note 30)	10	-	-	216	28	254

Reclassified from held for sale	-	633	-	-	-	633

Disposals	-	(705)	(39)	-	-	(744)

Remeasurement adjustments

- return on scheme assets excluding interest income	19	14	(6)	(20)	(2)	5

Employer contributions paid	74	11	19	6	3	113

Contributions paid by plan participants	3	-	11	-	-	14

Benefit and settlement payments	(43)	(11)	(47)	(21)	-	(122)

Translation adjustment	-	56	83	12	1	152

At 31 December	1,016	163	774	416	30	2,399

CRH Annual Report on Form 20-F |  2015

27. Retirement Benefit Obligations | continued

		Britain and		United States
	Eurozone	Northern Ireland	Switzerland	and Canada	Other	Total Group
	2015	2015	2015	2015	2015	2015
	€m	€m	€m	€m	€m	€m

Reconciliation of actuarial value of liabilities

At 1 January	(1,332)	(216)	(900)	(309)	-	(2,757)

Movement in year

Current service cost	(19)	(7)	(34)	(2)	(1)	(63)

Past service costs	1	-	-	-	-	1

Gain on settlements	-	4	-	-	-	4

Interest cost on scheme liabilities	(27)	(12)	(11)	(16)	(1)	(67)

Arising on acquisition (note 30)	(67)	-	-	(235)	(39)	(341)

Reclassified from held for sale	-	(714)	-	-	-	(714)

Disposals	-	781	47	-	-	828

Remeasurement adjustments

- experience variations	28	11	15	-	(1)	53

- actuarial gain/(loss) from changes in financial assumptions	144	(9)	(43)	26	3	121

- actuarial gain from changes in demographic assumptions	-	19	-	5	-	24

Contributions paid by plan participants	(3)	-	(11)	-	-	(14)

Benefit and settlement payments	43	11	47	21	-	122

Translation adjustment	-	(65)	(99)	(20)	-	(184)

At 31 December	(1,232)	(197)	(989)	(530)	(39)	(2,987)

Recoverable deficit in schemes	(216)	(34)	(215)	(114)	(9)	(588)

Related deferred income tax asset	34	3	42	43	4	126

Net pension liability	(182)	(31)	(173)	(71)	(5)	(462)

Split of scheme liabilities - funded and unfunded

Funded defined benefit pension schemes	(1,135)	(197)	(984)	(496)	(36)	(2,848)

Unfunded defined benefit pension schemes	(91)	-	-	(30)	(3)	(124)

Total - defined benefit pension schemes	(1,226)	(197)	(984)	(526)	(39)	(2,972)

Post-retirement healthcare obligations (unfunded)	-	-	-	(4)	-	(4)

Long-term service commitments (unfunded)	(6)	-	(5)	-	-	(11)

Actuarial value of liabilities (present value)	(1,232)	(197)	(989)	(530)	(39)	(2,987)

CRH Annual Report on Form 20-F | 2015

27. Retirement Benefit Obligations | continued

The equivalent disclosure for the prior year is as follows:

Analysis of defined benefit expense

		Britain and
	Eurozone	Northern Ireland	Switzerland	United States	Total Group
	2014	2014	2014	2014	2014
	€m	€m	€m	€m	€m

Charged in arriving at Group profit before finance costs:

Current service cost	11	14	24	2	51

Administration expenses	1	2	-	-	3

Past service costs	(5)	-	-	-	(5)

Subtotal	7	16	24	2	49

Included in finance income and finance costs respectively:

Interest income on scheme assets	(29)	(31)	(16)	(9)	(85)

Interest cost on scheme liabilities	37	34	17	11	99

Net interest expense	8	3	1	2	14

Net charge to Consolidated Income Statement	15	19	25	4	63

Reconciliation of scheme assets (bid value)

At 1 January	790	662	683	179	2,314

Movement in year

Administration expenses	(1)	(2)	-	-	(3)

Interest income on scheme assets	29	31	16	9	85

Remeasurement adjustments

- return on scheme assets excluding interest income	87	54	34	4	179

Employer contributions paid	72	19	17	7	115

Contributions paid by plan participants	3	-	10	-	13

Benefit and settlement payments	(45)	(25)	(30)	(14)	(114)

Reclassified as held for sale	-	(633)	-	-	(633)

Translation adjustment	-	49	15	26	90

At 31 December	935	155	745	211	2,046

CRH Annual Report on Form 20-F |  2015

27. Retirement Benefit Obligations | continued

		Britain and
	Eurozone	Northern Ireland	Switzerland	United States	Total Group
	2014	2014	2014	2014	2014
	€m	€m	€m	€m	€m

Reconciliation of actuarial value of liabilities

At 1 January	(1,045)	(723)	(727)	(229)	(2,724)

Movement in year

Current service cost	(11)	(14)	(24)	(2)	(51)

Past service costs	5	-	-	-	5

Interest cost on scheme liabilities	(37)	(34)	(17)	(11)	(99)

Remeasurement adjustments

- experience variations	20	1	7	-	28

- actuarial loss from changes in financial assumptions	(306)	(129)	(142)	(27)	(604)

- actuarial loss from changes in demographic assumptions	-	-	-	(17)	(17)

Contributions paid by plan participants	(3)	-	(10)	-	(13)

Benefit and settlement payments	45	25	30	14	114

Reclassified as held for sale	-	714	-	-	714

Translation adjustment	-	(56)	(17)	(37)	(110)

At 31 December	(1,332)	(216)	(900)	(309)	(2,757)

Recoverable deficit in schemes	(397)	(61)	(155)	(98)	(711)

Related deferred income tax asset	59	12	30	39	140

Net pension liability	(338)	(49)	(125)	(59)	(571)

Split of scheme liabilities - funded and unfunded

Funded defined benefit pension schemes	(1,274)	(930)	(894)	(297)	(3,395)

Unfunded defined benefit pension schemes	(52)	-	-	(8)	(60)

Total - defined benefit pension schemes	(1,326)	(930)	(894)	(305)	(3,455)

Post-retirement healthcare obligations (unfunded)	-	-	-	(4)	(4)

Long-term service commitments (unfunded)	(6)	-	(6)	-	(12)

Actuarial value of liabilities (present value)	(1,332)	(930)	(900)	(309)	(3,471)

Reclassified as held for sale	-	714	-	-	714

Actuarial value of liabilities (present value) excluding schemes reclassified as held for sale	(1,332)	(216)	(900)	(309)	(2,757)

CRH Annual Report on Form 20-F | 2015

27. Retirement Benefit Obligations | continued

The analysis of defined benefit expense for 2013 is as follows:

		Britain and
	Eurozone	Northern Ireland	Switzerland	United States	Total Group
	2013	2013	2013	2013	2013
	€m	€m	€m	€m	€m

Charged in arriving at Group profit before finance costs:

Current service cost	11	13	27	-	51

Administration expenses	1	1	1	-	3

Past service costs	(6)	(3)	(15)	-	(24)

Subtotal	6	11	13	-	30

Included in finance income and finance costs respectively:

Interest income on scheme assets	(27)	(26)	(12)	(6)	(71)

Interest cost on scheme liabilities	39	30	14	10	93

Net interest expense	12	4	2	4	22

Net charge to Consolidated Income Statement	18	15	15	4	52

Past service costs also include curtailment and settlement gains. The 2013 curtailment gain arose due to the implementation of changes to the terms of a number of the Group’s defined benefit pension schemes in Switzerland.

CRH Annual Report on Form 20-F |  2015

27. Retirement Benefit Obligations | continued

Sensitivity analysis

The impact of a movement (as indicated below) in the principal actuarial assumptions would be as follows:

			Britain and		United States
		Eurozone	Northern Ireland	Switzerland	and Canada	Other	Total Group
		2015	2015	2015	2015	2015	2015
		€m	€m	€m	€m	€m	€m

Scheme liabilities at 31 December 2015		(1,232)	(197)	(989)	(530)	(39)	(2,987)

Revised liabilities

Discount rate	Decrease by 0.25%	(1,284)	(210)	(1,035)	(549)	(39)	(3,117)

Inflation rate	Increase by 0.25%	(1,280)	(204)	(989)	(530)	(39)	(3,042)

Life expectancy	Increase by 1 year	(1,236)	(205)	(1,014)	(545)	(39)	(3,039)

The above sensitivity analysis are derived through changing the individual assumption while holding all other assumptions constant.

Split of scheme assets

Investments quoted in active markets

Equity instruments:

- Developed markets		290	90	282	108	-	770

- Emerging markets		9	1	-	-	-	10

Debt instruments:

- Non Government debt instruments		297	29	262	139	-	727

- Government debt instruments		294	8	70	38	23	433

Property		45	12	35	-	-	92

Cash and cash equivalents		31	-	-	115	7	153

Investment funds		15	18	-	15	-	48

Unquoted investments

Equity instruments:

- Developed markets		10	-	-	-	-	10

- Emerging markets		-	5	-	-	-	5

Debt instruments:

- Non Government debt instruments		1	-	-	-	-	1

Property		3	-	98	-	-	101

Cash and cash equivalents		18	-	11	1	-	30

Assets held by insurance company		3	-	16	-	-	19
Total assets		1,016	163	774	416	30	2,399

CRH Annual Report on Form 20-F | 2015

27. Retirement Benefit Obligations | continued

The equivalent disclosure for the prior year is as follows:

Split of scheme assets

		Britain and
	Eurozone	Northern Ireland	Switzerland	United States	Total Group
	2014	2014	2014	2014	2014
	€m	€m	€m	€m	€m

Investments quoted in active markets

Equity instruments:

- Developed markets	281	329	260	69	939

- Emerging markets	10	55	-	-	65

Debt instruments:

- Non Government debt instruments	279	166	226	59	730

- Government debt instruments	265	165	65	67	562

Property	37	41	31	-	109

Cash and cash equivalents	16	2	-	16	34

Investment funds	24	17	-	-	41

Unquoted investments

Equity instruments:

- Developed markets	-	-	1	-	1

- Emerging markets	-	6	-	-	6

Debt instruments:

- Non Government debt instruments	-	-	2	-	2

Property	3	-	97	-	100

Cash and cash equivalents	17	7	44	-	68

Assets held by insurance company	3	-	19	-	22

Total assets	935	788	745	211	2,679

Reclassified as held for sale	-	(633)	-	-	(633)

Total excluding schemes reclassified as held for sale	935	155	745	211	2,046

CRH Annual Report on Form 20-F |  2015

27. Retirement Benefit Obligations | continued

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in Ireland and Britain (minimum funding requirements), additional annual contributions and lump-sum payments are required to certain of the schemes in place in those jurisdictions. The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. In Canada, the projected unit credit method is used in valuations. The dates of the actuarial valuations range from January 2013 to December 2015.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.

The maturity profile of the Group’s contracted payments (on a discounted basis) to certain schemes in the Eurozone (Ireland) and Britain and Northern Ireland is as follows:

	Eurozone			Britain and Northern Ireland			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	€m	€m	€m	€m	€m	€m	€m	€m	€m

Within one year	18	18	18	2	8	7	20	26	25

Between one and two years	17	17	17	2	8	7	19	25	24

Between two and three years	17	17	16	2	7	7	19	24	23

Between three and four years	-	17	16	2	7	6	2	24	22

Between four and five years	-	-	15	2	7	6	2	7	21

After five years	-	-	-	11	48	47	11	48	47
	52	69	82	21	85	80	73	154	162

Employer contributions payable in the 2016 financial year including minimum funding payments (expressed using year-end exchange rates for 2015) are estimated at €105 million.

Average	duration and scheme composition

	Eurozone			Britain and Northern Ireland			Switzerland			United States and Canada
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Average duration of defined benefit obligation	14.7	16.0	15.9	19.9	17.5	18.1	18.0	16.0	16.0	14.0	12.0	13.3
(years)

Allocation of defined benefit obligation by participant:

Active plan participants	64%	37%	39%	30%	27%	27%	85%	85%	86%	45%	35%	36%

Deferred plan participants	12%	21%	20%	38%	34%	34%	-	-	-	17%	30%	30%

Retirees	24%	42%	41%	32%	39%	39%	15%	15%	14%	38%	35%	34%

CRH Annual Report on Form 20-F | 2015

28. Share Capital and Reserves

	2015		2014
	Ordinary	Income	Ordinary	Income
	Shares of	Shares of	Shares of	Shares of
Equity Share Capital	€0.32 each (i)	€0.02 each (ii)	€0.32 each (i)	€0.02 each (ii)

Authorised

At 1 January (€m)	320	20	320	20

Increase in authorised share capital	80	5	-	-

At 31 December (€m)	400	25	320	20

Number of Shares at 1 January (‘000s)	1,000,000	1,000,000	1,000,000	1,000,000

Increase in number of Shares (‘000s)	250,000	250,000	-	-

Number of Shares at 31 December (‘000s)	1,250,000	1,250,000	1,000,000	1,000,000

Allotted, called-up and fully paid

At 1 January (€m)	239	14	237	14

Issue of share capital - equity placing	25	1	-	-

Issue of scrip shares in lieu of cash dividends (iii)	2	-	2	-

At 31 December (€m)	266	15	239	14

The movement in the number of shares (expressed in ‘000s) during the financial year was as follows:

At 1 January	744,525	744,525	739,231	739,231

Issue of share capital - equity placing	74,040	74,040	-	-

Issue of scrip shares in lieu of cash dividends (iii)	5,345	5,345	5,294	5,294

At 31 December	823,910	823,910	744,525	744,525

(i)	The Ordinary Shares represent 93.73% of the total issued share capital.

(ii)

The Income Shares, which represent 5.86% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

CRH Annual Report on Form 20-F |  2015

28. Share Capital and Reserves | continued

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company’s share option schemes and the terms attaching thereto are provided in note 7 to the financial statements and on page 130 of the Directors’ Remuneration Report.

	Number of Shares
	2015	2014

Options exercised during the year (satisfied by the reissue of Treasury Shares)	2,876,066	1,307,406

Share participation schemes

As at 31 December 2015, 7,613,252 (2014: 7,509,125) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2015, the appropriation of 104,127 shares was satisfied by the reissue of Treasury Shares (2014: 123,078). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 7.

(iii)	Issue of scrip shares in lieu of cash dividends:

	Number of Shares			Price per Share
	2015	2014	2013	2015	2014	2013

May 2015 - Final 2014 dividend (2014: Final 2013 dividend; 2013: Final 2012 dividend)	5,056,633	4,081,636	2,011,165	€24.60	€20.99	€17.01
October 2015 - Interim 2015 dividend (2014: Interim 2014 dividend; 2013: Interim 2013 dividend)	288,769	1,212,700	3,398,992	€26.16	€17.81	€15.79
Total	5,345,402	5,294,336	5,410,157

CRH Annual Report on Form 20-F | 2015

28. Share Capital and Reserves | continued

	5% Cumulative Preference Shares of €1.27 each (iv)		7% ‘A’ Cumulative Preference Shares of €1.27 each (v)
Preference Share Capital	Number of Shares ‘000s	€m	Number of Shares ‘000s	€m

Authorised
At 1 January 2015 and 31 December 2015	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2015 and 31 December 2015	50	-	872	1

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(iv)

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.02% of the total issued share capital.

(v)

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% ‘A’ Cumulative Preference Shares represent 0.39% of the total issued share capital.

Treasury Shares/own shares	2015	2014
	€m	€m

At 1 January	(76)	(118)

Treasury Shares/own shares reissued	51	42

Shares acquired by Employee Benefit Trust (own shares)	(3)	-
At 31 December	(28)	(76)

As at the balance sheet date, the total number of Treasury Shares held was 795,262 (2014: 3,775,455); the nominal value of these shares was €0.3 million (2014: €1 million). During the year ended 31 December 2015, 2,980,193 (2014: 1,430,484) shares were reissued to satisfy exercises and appropriations under the Group’s share option and share participation schemes. These reissued Treasury Shares were previously purchased at an average price of €17.12 (2014: €19.40). No Treasury Shares were purchased during 2015 or 2014.

During 2015, the Employee Benefit Trust purchased 95,843 shares on behalf of CRH plc in respect of awards under the 2014 Deferred Share Bonus Plan. These shares were purchased at a price of £19.79 (€26.74) per share. As at 31 December 2015, the Employee Benefit Trust held 489,654 Ordinary Shares on behalf of CRH plc in respect of awards made under the 2013 Restricted Share Plan and the 2014 Deferred Share Bonus Plan. The nominal value of own shares, on which dividends have been waived by the Trustees in respect of the 2013 Restricted Share Plan and the 2014 Deferred Share Bonus Plan amounted to €0.2 million at 31 December 2015 (2014: €0.1 million).

CRH Annual Report on Form 20-F |  2015

28. Share Capital and Reserves | continued

Reconciliation of shares issued to net proceeds

	2015	2014	2013
	€m	€m	€m

Shares issued at nominal amount:

- share capital issued - equity placing	26	-	-

- scrip shares issued in lieu of cash dividends	2	2	2

Premium on shares issued	1,722	105	86

Total value of shares issued	1,750	107	88

Issue of scrip shares in lieu of cash dividends (note 11)	(132)	(107)	(88)

Proceeds from issue of shares	1,618	-	-

Expenses paid in respect of share issues	(25)	-	-
Net proceeds from issue of shares	1,593	-	-

In connection with the acquisition of LH Assets, CRH completed a placing of 74,039,915 new ordinary shares in February 2015, raising gross proceeds of approximately €1.6 billion, and representing approximately 9.99% of CRH’s issued ordinary share capital before the placing.

Share Premium

	2015	2014
	€m	€m

At 1 January	4,324	4,219

Premium arising on shares issued	1,722	105

Expenses paid in respect of shares issued	(25)	-
At 31 December	6,021	4,324

29. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2015	2014	2013
	€m	€m	€m

Within one year	370	310	301

After one year but not more than five years	915	663	596

More than five years	831	417	357
	2,116	1,390	1,254

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

CRH Annual Report on Form 20-F | 2015

30. Business Combinations

The acquisitions completed during the year ended 31 December 2015 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:

Poland: selected assets of Stal-Bruk Sp. z o.o. (1 December).

Europe Lightside:

Australia: BVCI Pty Limited (5 June), Netherlands: increased stake in Handelsmaatschappij Caralu B.V. from 50% to 100% (30 November).

Europe Distribution:

Switzerland: Kiener & Wittlin (1 August).

Americas Materials:

Idaho: assets formerly of Gordon Paving (25 March); Iowa: selected assets of McAlister Aggregates (23 February); Michigan and North Carolina: Colas’ Barrett and Larco assets (27 March); New York: assets of Hudson River Construction Company and Albany Asphalt & Aggregates (3 April); Ohio: increased stake in Scioto Materials LLC from 50% to 51% (1 July); Texas: selected assets of State Development Corporation (11 May), selected assets of Martin Marietta (23 October); Utah: selected assets of Kunkler Trust (15 October); Virginia: increased stake in Boxley Aggregates from 50% to 100% and the selected assets of the Boxley Corporation (31 December); Canada: selected assets of Promix Beton (30 October).

Americas Products:

C.R. Laurence (“CRL”) (3 September), headquartered in Los Angeles, California with operations in 33 sites in North America in addition to the United Kingdom, Germany, Denmark and Australia; Arizona: Western Block Company (17 December); Minnesota: Anchor Wall Systems, Inc. and Anchor Block Company (8 June); Tennessee: Red River Concrete Products (17 December).

LH Assets:

On 31 July 2015 (and 15 September 2015 for the Philippines) CRH acquired certain assets of Lafarge S.A. and Holcim Limited. The acquired assets consist of over 700 locations in 11 countries: Brazil, Canada, France (including La Reunion), Germany, Hungary, the Philippines (55%), Romania, Serbia, Slovakia, the United Kingdom and the United States.

CRH Annual Report on Form 20-F |  2015

30. Business Combinations | continued

			Other
	LH Assets	CRL	acquisitions	Total	Total	Total
	2015	2015	2015	2015	2014	2013
	€m	€m	€m	€m	€m	€m

Assets

Non-current assets

Property, plant and equipment	5,288	26	99	5,413	91	342

Intangible assets	26	252	20	298	16	39

Equity accounted investments	24	-	-	24	-	2

Other financial assets	5	-	-	5	-	-

Total non-current assets	5,343	278	119	5,740	107	383

Current assets

Inventories	492	105	24	621	23	41

Trade and other receivables (i)	1,445	69	19	1,533	20	53

Cash and cash equivalents	463	29	2	494	1	11

Total current assets	2,400	203	45	2,648	44	105

Liabilities

Trade and other payables	(1,500)	(31)	(18)	(1,549)	(17)	(80)

Provisions for liabilities	(580)	-	(1)	(581)	(1)	(14)

Retirement benefit obligations	(87)	-	-	(87)	-	-

Interest-bearing loans and borrowings and finance leases	(169)	(6)	-	(175)	(7)	(44)

Current income tax liabilities	(147)	(2)	-	(149)	-	-

Deferred income tax liabilities	(520)	(106)	(1)	(627)	(2)	(8)

Total liabilities	(3,003)	(145)	(20)	(3,168)	(27)	(146)

Total identifiable net assets at fair value	4,740	336	144	5,220	124	342

Goodwill arising on acquisition (ii)	2,307	833	47	3,187	31	169

Excess of fair value of identifiable net assets over consideration paid (ii)	-	-	-	-	-	(2)

Joint Ventures becoming subsidiaries	-	-	(25)	(25)	-	-

Non-controlling interests*	(486)	-	(3)	(489)	-	(1)

Total consideration	6,561	1,169	163	7,893	155	508

Consideration satisfied by:

Cash payments	6,561	1,072	157	7,790	152	347

Asset exchange (note 4)	-	-	-	-	-	144

Deferred consideration (stated at net present cost)	-	97	-	97	1	4

Contingent consideration	-	-	-	-	2	13

Profit on step acquisition	-	-	6	6	-	-

Total consideration	6,561	1,169	163	7,893	155	508

Net cash outflow arising on acquisition

Cash consideration	6,561	1,072	157	7,790	152	347

Less: cash and cash equivalents acquired	(463)	(29)	(2)	(494)	(1)	(11)

Total outflow in the Consolidated Statement of Cash Flows	6,098	1,043	155	7,296	151	336

*	Measured at fair value.

CRH Annual Report on Form 20-F | 2015

30. Business Combinations | continued

The acquisitions of LH Assets and CRL have been deemed to be material acquisitions. None of the remaining acquisitions completed during the financial years 2015, 2014 or 2013 were considered sufficiently material to warrant separate disclosure. The acquisition of LH Assets was completed in the second half of 2015 and spanned 11 countries. The fair value of the identifiable net assets acquired was €4.2 billion (after deducting non-controlling interests of €0.5 billion) and the transaction resulted in the recognition of €2.3 billion of goodwill. Due to both the timing of when the acquisition was completed and the size and scale of the acquisition, the allocation of the purchase price and the determination of the fair values of identifiable assets acquired and liabilities assumed as disclosed above are only provisional (principally PP&E, provisions and the associated goodwill and deferred tax impacts). The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its preliminary purchase price allocation during the 12 month window as permitted under IFRS 3 Business Combinations. Where the impact of these revisions is sufficiently material, it may result in the restatement of the 2015 Consolidated Balance Sheet to take account of these valuation updates; where the impact is not material, CRH will provide additional disclosures to outline the adjustments made.

The balance sheet as disclosed above for CRL should also be considered provisional (principally intangible assets and the related deferred tax impacts) and will be subject to the same requirements as outlined above for LH Assets.

(i) Trade and other receivables

	Gross contractual amounts due			Allowance for impairment			Fair value
	2015 €m	2014 €m	2013 €m	2015 €m	2014 €m	2013 €m	2015 €m	2014 €m	2013 €m

LH Assets	1,499	-	-	(54)	-	-	1,445	-	-

CRL	70	-	-	(1)	-	-	69	-	-

Other acquisitions	19	22	57	-	(2)	(4)	19	20	53

	1,588	22	57	(55)	(2)	(4)	1,533	20	53

(ii) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €254 million of the goodwill recognised in respect of acquisitions completed in 2015 is expected to be deductible for tax purposes (2014: €18 million). No excess of fair value of identifiable net assets over consideration arose during the year (2014: €nil million; 2013: €2 million).

Acquisition-related costs

	2015	2014	2013
	€m	€m	€m

LH Assets	144	-	-

CRL	6	-	-

Other acquisitions	2	2	2

	152	2	2

Acquisition-related costs amounting to €152 million (2014: €2 million; 2013: €2 million), have been included in operating costs in the Consolidated Income Statement (note 2).

CRH Annual Report on Form 20-F |  2015

30. Business Combinations | continued

The following table analyses the 19 acquisitions (2014: 21 acquisitions; 2013: 25 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of acquisitions			Goodwill			Consideration
	2015	2014	2013	2015	2014	2013	2015	2014	2013
				€m	€m	€m	€m	€m	€m

Europe Heavyside	1	2	6	-	2	80	5	7	265

Europe Lightside	2	-	-	6	-	-	12	-	-

Europe Distribution	1	6	3	-	9	10	1	20	15

Europe	4	8	9	6	11	90	18	27	280

Americas Materials	10	8	9	32	5	19	80	71	76

Americas Products	3	5	4	9	17	48	65	59	124

Americas Distribution	-	-	3	-	-	8	-	-	22

Americas	13	13	16	41	22	75	145	130	222

Unallocated goodwill (note 14)

LH Assets	1	-	-	2,307	-	-	6,561	-	-

CRL	1	-	-	833	-	-	1,169	-	-

Total Group	19	21	25	3,187	33	165	7,893	157	502

Adjustments to provisional fair values of prior year acquisitions				-	(2)	4	-	(2)	6

Total				3,187	31	169	7,893	155	508

CRH Annual Report on Form 20-F | 2015

30. Business Combinations | continued

The post-acquisition impact of acquisitions completed during the year on the Group’s profit/(loss) for the financial year was as follows:

			Other
	LH Assets	CRL	acquisitions	Total	Total	Total
	2015	2015	2015	2015	2014	2013
	€m	€m	€m	€m	€m	€m

Revenue	2,418	162	99	2,679	122	306

(Loss)/profit before tax for the financial year	(26)	13	6	(7)	7	8

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2015
	2015 acquisitions €m	CRH Group excluding 2015 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2014 €m

Revenue	6,261	20,956	27,217	18,972

Profit before tax for the financial year	201	1,040	1,241	764

	Pro-forma 2014
	2014 acquisitions €m	CRH Group excluding 2014 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2013 €m

Revenue	182	18,790	18,972	18,159

Profit/(loss) before tax for the financial year	10	754	764	(220)

In accordance with the terms of the acquisition agreements, CRH and Lafarge S.A Holcim Limited are currently engaged in a process to finalise the post-completion consideration for the acquisition of the LH Assets as detailed above. That process is not sufficiently advanced to make a financial adjustment in respect of the final purchase price. CRH will continue to monitor the situation and will reflect any financial adjustments when there is sufficient evidence.

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

CRH Annual Report on Form 20-F |  2015

31. Non-controlling Interests

The total non-controlling interest at 31 December 2015 is €529 million (2014: €21 million) of which €467 million relates to Republic Cement & Building Materials (RCBM), Inc. and Luzon Continental Land Corporation (LCLC). The non-controlling interests in respect of the Group’s other subsidiaries are not considered to be material.

			Economic ownership
Name	Principal activity	Country of incorporation	interest held by non-
			controlling interest
Republic Cement & Building Materials, Inc. and Luzon Continental Land Corporation	Manufacture, development and sale of cement and building materials	Philippines	45%

The following is summarised financial information for Republic Cement & Building Materials, Inc. and Luzon Continental Land Corporation prepared in accordance with IFRS 12 Disclosure of Interests in Other Entities. This information is before intragroup eliminations with other Group companies.

Summarised financial information

2015 €m

Loss for the period since acquisition	(5)

Current assets	141

Non-current assets	1,459

Current liabilities	(150)

Non-current liabilities	(675)

Net assets	775

Cash flows from operating activities	(2)

Dividends paid to non-controlling interests during the period	(1)

CRH holds 40% of the equity share capital in RCBM and LCLC and has an economic interest of 55% of the combined Philippines business. Non-controlling interest relates to another party who holds 60% of the equity share capital in RCBM and LCLC and has an economic interest of 45% of the combined Philippines business. CRH has obtained control (as defined under IFRS 10 Consolidated Financial Statements) by virtue of contractual arrangements which give CRH power to direct the relevant non-nationalised activities of the business, in compliance with Philippine law.

CRH Annual Report on Form 20-F | 2015

32. Related Party Transactions

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 Related Party Disclosures pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; the identification and compensation of key management personnel; and lease arrangements.

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 161 to 171. The Group’s principal subsidiaries, joint ventures and associates are disclosed in Exhibit 8 of this Annual Report on Form 20F.

Sales to and purchases from joint ventures are immaterial in 2015, 2014 and 2013. Loans extended by the Group to joint ventures and associates (see note 15) are included in financial assets. Sales to and purchases from associates during the financial year ended 31 December 2015 amounted to €48 million (2014: €33 million; 2013: €24 million) and €422 million (2014: €411 million; 2013: €411 million) respectively. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 17 and 18 to the Consolidated Financial Statements.

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

Key management remuneration amounted to:

	2015	2014	2013
	€m	€m	€m

Short-term benefits	10	9	7

Post-employment benefits	1	1	2

Share-based payments - calculated in accordance with the principles disclosed in note 7	2	2	2

Total	13	12	11

Other than these compensation entitlements, there were no other transactions involving key management personnel.

Lease arrangements

CRH has a number of lease arrangements in place with related parties across the Group, which have been negotiated on an arm’s-length basis at market rates. We do not consider these arrangements to be material either individually or collectively in the context of the 2015, 2014 and 2013 Consolidated Financial Statements.

CRH Annual Report on Form 20-F |  2015

33. Supplemental Guarantor Information

The following consolidating information presents Condensed Consolidated Balance Sheets as at 31 December 2015 and 2014 and Condensed Consolidated Income Statements and Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Cash Flows for the years ended 31 December 2015, 2014 and 2013 of the Company and CRH America, Inc. as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRH America, Inc. is 100% owned by the Company. The Guarantees of the Guarantor are full and unconditional.

CRH America Inc. (the “Issuer”) has the following notes which are fully and unconditionally guaranteed by CRH plc (the “Guarantor”):

US$113.746 million 4.125% Notes due 2016 – listed on the New York Stock Exchange

US$518.463 million 6.000% Notes due 2016 – listed on the New York Stock Exchange

US$650 million 8.125% Notes due 2018 – listed on the New York Stock Exchange

US$400 million 5.750% Notes due 2021 – listed on the New York Stock Exchange

US$1,250 million 3.875% Notes due 2025 – listed on the Irish Stock Exchange

US$300 million 6.40% Notes due 2033 – listed on the Irish Stock Exchange

US$500 million 5.125% Notes due 2045 – listed on the Irish Stock Exchange

CRH Annual Report on Form 20-F | 2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2015

	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
ASSETS

Non-current assets

Property, plant and equipment	-	-	13,062	-	13,062

Intangible assets	-	-	7,820	-	7,820

Subsidiaries	5,925	280	1,682	(7,887)	-

Investments accounted for using the equity method	-	-	1,317	-	1,317

Advances to subsidiaries and parent undertakings	-	5,019	-	(5,019)	-

Other financial assets	-	-	28	-	28

Other receivables	-	-	149	-	149

Derivative financial instruments	-	29	56	-	85

Deferred income tax assets	-	-	149	-	149

Total non-current assets	5,925	5,328	24,263	(12,906)	22,610

Current assets

Inventories	-	-	2,873	-	2,873

Trade and other receivables	-	13	3,964	-	3,977

Advances to subsidiaries and parent undertakings	7,784	-	1,091	(8,875)	-

Current income tax recoverable	-	-	5	-	5

Derivative financial instruments	-	9	15	-	24

Cash and cash equivalents	408	-	2,110	-	2,518

Total current assets	8,192	22	10,058	(8,875)	9,397

Total assets	14,117	5,350	34,321	(21,781)	32,007

EQUITY

Capital and reserves attributable to the Company’s equity holders	13,015	1,810	6,077	(7,887)	13,015

Non-controlling interests	-	-	529	-	529

Total equity	13,015	1,810	6,606	(7,887)	13,544

LIABILITIES

Non-current liabilities

Interest-bearing loans and borrowings	-	2,867	5,598	-	8,465

Derivative financial instruments	-	-	5	-	5

Deferred income tax liabilities	-	-	2,023	-	2,023

Other payables	-	-	410	-	410

Advances from subsidiary and parent undertakings	-	-	5,019	(5,019)	-

Retirement benefit obligations	-	-	588	-	588

Provisions for liabilities	-	-	603	-	603

Total non-current liabilities	-	2,867	14,246	(5,019)	12,094

Current liabilities

Trade and other payables	-	53	4,708	-	4,761

Advances from subsidiary and parent undertakings	1,091	-	7,784	(8,875)	-

Current income tax liabilities	-	-	401	-	401

Interest-bearing loans and borrowings	11	620	125	-	756

Derivative financial instruments	-	-	19	-	19

Provisions for liabilities	-	-	432	-	432

Total current liabilities	1,102	673	13,469	(8,875)	6,369

Total liabilities	1,102	3,540	27,715	(13,894)	18,463

Total equity and liabilities	14,117	5,350	34,321	(21,781)	32,007

CRH Annual Report on Form 20-F |  2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2014

	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
ASSETS

Non-current assets

Property, plant and equipment	-	-	7,422	-	7,422

Intangible assets	-	-	4,173	-	4,173

Subsidiaries	4,239	218	1,682	(6,139)	-

Investments accounted for using the equity method	-	-	1,329	-	1,329

Advances to subsidiaries and parent undertakings	-	3,923	-	(3,923)	-

Other financial assets	-	-	23	-	23

Other receivables	-	-	85	-	85

Derivative financial instruments	-	48	39	-	87

Deferred income tax assets	-	-	171	-	171

Total non-current assets	4,239	4,189	14,924	(10,062)	13,290

Current assets

Inventories	-	-	2,260	-	2,260

Trade and other receivables	-	10	2,634	-	2,644

Advances to subsidiaries and parent undertakings	5,532	-	1,003	(6,535)	-

Current income tax recoverable	-	-	15	-	15

Derivative financial instruments	-	-	15	-	15

Cash and cash equivalents	1,411	25	1,826	-	3,262

Assets held for sale	-	-	531	-	531

Total current assets	6,943	35	8,284	(6,535)	8,727

Total assets	11,182	4,224	23,208	(16,597)	22,017

EQUITY

Capital and reserves attributable to the Company’s equity holders	10,177	1,606	4,533	(6,139)	10,177

Non-controlling interests	-	-	21	-	21

Total equity	10,177	1,606	4,554	(6,139)	10,198

LIABILITIES

Non-current liabilities

Interest-bearing loans and borrowings	-	2,518	2,901	-	5,419

Derivative financial instruments	-	-	3	-	3

Deferred income tax liabilities	-	-	1,305	-	1,305

Other payables	-	-	257	-	257

Advances from subsidiary and parent undertakings	-	-	3,923	(3,923)	-

Retirement benefit obligations	-	-	711	-	711

Provisions for liabilities	-	-	257	-	257

Total non-current liabilities	-	2,518	9,357	(3,923)	7,952

Current liabilities

Trade and other payables	-	54	2,840	-	2,894

Advances from subsidiary and parent undertakings	1,003	-	5,532	(6,535)	-

Current income tax liabilities	-	-	154	-	154

Interest-bearing loans and borrowings	2	46	399	-	447

Derivative financial instruments	-	-	20	-	20

Provisions for liabilities	-	-	139	-	139

Liabilities associated with assets classified as held for sale	-	-	213	-	213

Total current liabilities	1,005	100	9,297	(6,535)	3,867

Total liabilities	1,005	2,618	18,654	(10,458)	11,819

Total equity and liabilities	11,182	4,224	23,208	(16,597)	22,017

CRH Annual Report on Form 20-F | 2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2015
	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
Revenue	-	-	23,635	-	23,635

Cost of sales	-	-	(16,394)	-	(16,394)

Gross profit	-	-	7,241	-	7,241

Operating income/(costs)	1,473	-	(7,437)	-	(5,964)
Group operating profit/(loss)	1,473	-	(196)	-	1,277

(Loss)/profit on disposals	(7)	-	108	-	101
Profit/(loss) before finance costs	1,466	-	(88)	-	1,378

Finance costs	-	(321)	(315)	333	(303)

Finance income	1	333	7	(333)	8

Other financial expense	-	-	(94)	-	(94)

Share of subsidiaries’ (loss)/profit before tax	(483)	62	-	421	-

Share of equity accounted investments’ profit	44	-	44	(44)	44
Profit/(loss) before tax	1,028	74	(446)	377	1,033

Income tax expense	(304)	(29)	(275)	304	(304)
Group profit/(loss) for the financial year	724	45	(721)	681	729

Profit/(loss) attributable to:

Equity holders of the Company	724	45	(726)	681	724

Non-controlling interests	-	-	5	-	5
Group profit/(loss) for the financial year	724	45	(721)	681	729

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit/(loss) for the financial year	724	45	(721)	681	729

Other comprehensive income

Items that may be reclassified to profit or loss in subsequent years:

Currency translation effects	643	159	502	(643)	661

Losses relating to cash flow hedges	(2)	-	(2)	2	(2)
	641	159	500	(641)	659

Items that will not be reclassified to profit or loss in subsequent years:

Remeasurement of retirement benefit obligations	203	-	203	(203)	203

Tax on items recognised directly within other comprehensive income	(30)	-	(30)	30	(30)
	173	-	173	(173)	173

Total other comprehensive income for the financial year	814	159	673	(814)	832

Total comprehensive income for the financial year	1,538	204	(48)	(133)	1,561

Attributable to:

Equity holders of the Company	1,538	204	(71)	(133)	1,538

Non-controlling interests	-	-	23	-	23
Total comprehensive income for the financial year	1,538	204	(48)	(133)	1,561

CRH Annual Report on Form 20-F |  2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2014
	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
Revenue	-	-	18,912	-	18,912

Cost of sales	-	-	(13,427)	-	(13,427)

Gross profit	-	-	5,485	-	5,485

Operating income/(costs)	1,208	-	(5,776)	-	(4,568)
Group operating profit/(loss)	1,208	-	(291)	-	917

Profit on disposals	-	-	77	-	77
Profit/(loss) before finance costs	1,208	-	(214)	-	994

Finance costs	-	(211)	(262)	219	(254)

Finance income	-	219	8	(219)	8

Other financial expense	-	-	(42)	-	(42)

Share of subsidiaries’ (loss)/profit before tax	(504)	35	-	469	-

Share of equity accounted investments’ profit	55	-	55	(55)	55
Profit/(loss) before tax	759	43	(455)	414	761

Income tax expense	(177)	(17)	(160)	177	(177)
Group profit/(loss) for the financial year	582	26	(615)	591	584

Profit/(loss) attributable to:

Equity holders of the Company	582	26	(617)	591	582

Non-controlling interests	-	-	2	-	2
Group profit/(loss) for the financial year	582	26	(615)	591	584

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit/(loss) for the financial year	582	26	(615)	591	584

Other comprehensive income

Items that may be reclassified to profit or loss in subsequent years:

Currency translation effects	599	167	432	(599)	599

Losses relating to cash flow hedges	(6)	-	(6)	6	(6)
	593	167	426	(593)	593

Items that will not be reclassified to profit or loss in subsequent years:

Remeasurement of retirement benefit obligations	(414)	-	(414)	414	(414)

Tax on items recognised directly within other comprehensive income	69	-	69	(69)	69
	(345)	-	(345)	345	(345)

Total other comprehensive income for the financial year	248	167	81	(248)	248

Total comprehensive income for the financial year	830	193	(534)	343	832

Attributable to:

Equity holders of the Company	830	193	(536)	343	830

Non-controlling interests	-	-	2	-	2
Total comprehensive income for the financial year	830	193	(534)	343	832

CRH Annual Report on Form 20-F | 2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2013
	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
Revenue	-	-	18,031	-	18,031

Cost of sales	-	-	(13,153)	-	(13,153)

Gross profit	-	-	4,878	-	4,878

Operating income/(costs)	3	-	(4,781)	-	(4,778)
Group operating profit	3	-	97	-	100

Profit on disposals	-	-	26	-	26
Profit before finance costs	3	-	123	-	126

Finance costs	-	(242)	(270)	250	(262)

Finance income	-	250	13	(250)	13

Other financial expense	-	-	(48)	-	(48)

Share of subsidiaries’ (loss)/profit before tax	(175)	33	-	142	-

Share of equity accounted investments’ loss	(44)	-	(44)	44	(44)
(Loss)/profit before tax	(216)	41	(226)	186	(215)

Income tax expense	(80)	(16)	(64)	80	(80)
Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

(Loss)/profit attributable to:

Equity holders of the Company	(296)	25	(291)	266	(296)

Non-controlling interests	-	-	1	-	1
Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

Other comprehensive income

Items that may be reclassified to profit or loss in subsequent years:

Currency translation effects	(373)	(57)	(316)	373	(373)

Losses relating to cash flow hedges	(2)	-	(2)	2	(2)
	(375)	(57)	(318)	375	(375)

Items that will not be reclassified to profit or loss in subsequent years:

Remeasurement of retirement benefit obligations	162	-	162	(162)	162

Tax on items recognised directly within other comprehensive income	(43)	-	(43)	43	(43)
	119	-	119	(119)	119

Total other comprehensive income for the financial year	(256)	(57)	(199)	256	(256)

Total comprehensive income for the financial year	(552)	(32)	(489)	522	(551)

Attributable to:

Equity holders of the Company	(552)	(32)	(490)	522	(552)

Non-controlling interests	-	-	1	-	1
Total comprehensive income for the financial year	(552)	(32)	(489)	522	(551)

CRH Annual Report on Form 20-F |  2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2015
	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities

Profit/(loss) before tax	1,028	74	(446)	377	1,033

Finance costs (net)	(1)	(12)	402	-	389

Group share of subsidiaries’ profit/(loss) before tax	483	(62)	-	(421)	-

Share of equity accounted investments’ result	(44)	-	(44)	44	(44)

Loss/(profit) on disposals	7	-	(108)	-	(101)
Group operating profit/(loss)	1,473	-	(196)	-	1,277

Depreciation charge	-	-	843	-	843

Amortisation of intangible assets	-	-	55	-	55

Impairment charge	-	-	44	-	44

Share-based payment (income)/expense	(2)	-	29	-	27

Other (primarily pension payments)	-	-	(47)	-	(47)

Amounts due from subsidiary undertakings	(1,460)	-	1,460	-	-

Net movement on working capital and provisions	-	(9)	594	-	585
Cash generated from operations	11	(9)	2,782	-	2,784

Interest paid (including finance leases)	-	(283)	(352)	333	(302)

Corporation tax paid	-	(29)	(206)	-	(235)
Net cash inflow/(outflow) from operating activities	11	(321)	2,224	333	2,247
Cash flows from investing activities

Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	889	-	889

Interest received	1	333	7	(333)	8

Dividends received from equity accounted investments	-	-	53	-	53

Purchase of property, plant and equipment	-	-	(882)	-	(882)

Advances from subsidiary and parent undertakings	(699)	(632)	-	1,331	-

Acquisition of subsidiaries (net of cash acquired)	-	-	(7,296)	-	(7,296)

Other investments and advances	-	-	(19)	-	(19)

Deferred and contingent acquisition consideration paid	-	-	(59)	-	(59)
Net cash outflow from investing activities	(698)	(299)	(7,307)	998	(7,306)
Cash flows from financing activities

Proceeds from issue of shares (net)	-	-	1,593	-	1,593

Proceeds from exercise of share options	57	-	-	-	57

Advances to subsidiary and parent undertakings	-	-	1,331	(1,331)	-

Increase in interest-bearing loans, borrowings and finance leases	9	1,584	4,040	-	5,633

Net cash flow arising from derivative financial instruments	-	15	32	-	47

Premium paid on early debt redemption	-	(38)	-	-	(38)

Treasury/own shares purchased	(3)	-	-	-	(3)

Repayment of interest-bearing loans, borrowings and finance leases	-	(968)	(1,776)	-	(2,744)

Dividends paid to equity holders of the Company	(379)	-	-	-	(379)

Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash (outflow)/inflow from financing activities	(316)	593	5,216	(1,331)	4,162
(Decrease)/increase in cash and cash equivalents	(1,003)	(27)	133	-	(897)

Reconciliation of opening to closing cash and cash equivalents

Cash and cash equivalents at 1 January	1,411	25	1,859	-	3,295

Translation adjustment	-	2	118	-	120

(Decrease)/increase in cash and cash equivalents	(1,003)	(27)	133	-	(897)
Cash and cash equivalents at 31 December	408	-	2,110	-	2,518

CRH Annual Report on Form 20-F | 2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2014
	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities

Profit/(loss) before tax	759	43	(455)	414	761

Finance costs (net)	-	(8)	296	-	288

Group share of subsidiaries’ loss/(profit) before tax	504	(35)	-	(469)	-

Share of equity accounted investments’ result	(55)	-	(55)	55	(55)

Profit on disposals	-	-	(77)	-	(77)
Group operating profit/(loss)	1,208	-	(291)	-	917

Depreciation charge	-	-	631	-	631

Amortisation of intangible assets	-	-	44	-	44

Impairment charge	-	-	49	-	49

Share-based payment expense	-	-	16	-	16

Other (primarily pension payments)	-	-	(66)	-	(66)

Net movement on working capital and provisions	-	(7)	42	-	35
Cash generated from operations	1,208	(7)	425	-	1,626

Interest paid (including finance leases)	-	(211)	(270)	219	(262)

Corporation tax paid	-	(17)	(110)	-	(127)
Net cash inflow/(outflow) from operating activities	1,208	(235)	45	219	1,237
Cash flows from investing activities

Proceeds from disposals	-	-	345	-	345

Interest received	-	219	8	(219)	8

Dividends received from equity accounted investments	-	-	30	-	30

Purchase of property, plant and equipment	-	-	(435)	-	(435)

Advances from subsidiary and parent undertakings	414	17	-	(431)	-

Acquisition of subsidiaries (net of cash acquired)	-	-	(151)	-	(151)

Other investments and advances	-	-	(3)	-	(3)

Deferred and contingent acquisition consideration paid	-	-	(26)	-	(26)
Net cash inflow/(outflow) from investing activities	414	236	(232)	(650)	(232)
Cash flows from financing activities

Proceeds from exercise of share options	22	-	-	-	22

Acquisition of non-controlling interests	-	-	(1)	-	(1)

Advances to subsidiary and parent undertakings	-	-	(431)	431	-

Increase in interest-bearing loans, borrowings and finance leases	-	-	901	-	901

Net cash flow arising from derivative financial instruments	-	16	(27)	-	(11)

Repayment of interest-bearing loans, borrowings and finance leases	(55)	(175)	(704)	-	(934)

Dividends paid to equity holders of the Company	(353)	-	-	-	(353)

Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash outflow from financing activities	(386)	(159)	(266)	431	(380)

Increase/(decrease) in cash and cash equivalents	1,236	(158)	(453)	-	625

Reconciliation of opening to closing cash and cash equivalents

Cash and cash equivalents at 1 January	175	174	2,191	-	2,540

Translation adjustment	-	9	121	-	130

Increase/(decrease) in cash and cash equivalents	1,236	(158)	(453)	-	625
Cash and cash equivalents at 31 December	1,411	25	1,859	-	3,295

CRH Annual Report on Form 20-F |  2015

33. Supplemental Guarantor Information | continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2013
	Guarantor	Issuer	Non-Guarantor	Eliminate and	CRH and
			subsidiaries	reclassify	subsidiaries
	€m	€m	€m	€m	€m
Cash flows from operating activities

(Loss)/profit before tax	(216)	41	(226)	186	(215)

Finance costs (net)	-	(8)	305	-	297

Group share of subsidiaries’ loss/(profit) before tax	175	(33)	-	(142)	-

Share of equity accounted investments’ result	44	-	44	(44)	44

Profit on disposals	-	-	(26)	-	(26)
Group operating profit	3	-	97	-	100

Depreciation charge	-	-	671	-	671

Amortisation of intangible assets	-	-	54	-	54

Impairment charge	-	-	650	-	650

Share-based payment expense	-	-	15	-	15

Other (primarily pension payments)	-	-	(96)	-	(96)

Net movement on working capital and provisions	-	1	76	-	77
Cash generated from operations	3	1	1,467	-	1,471

Interest paid (including finance leases)	-	(242)	(277)	250	(269)

Corporation tax paid	-	(16)	(94)	-	(110)
Net cash inflow/(outflow) from operating activities	3	(257)	1,096	250	1,092
Cash flows from investing activities

Proceeds from disposals	-	-	122	-	122

Interest received	-	250	13	(250)	13

Dividends received from equity accounted investments	-	-	33	-	33

Purchase of property, plant and equipment	-	-	(497)	-	(497)

Advances from subsidiary and parent undertakings	299	179	-	(478)	-

Acquisition of subsidiaries (net of cash acquired)	-	-	(336)	-	(336)

Other investments and advances	-	-	(78)	-	(78)

Deferred and contingent acquisition consideration paid	-	-	(105)	-	(105)
Net cash inflow/(outflow) from investing activities	299	429	(848)	(728)	(848)
Cash flows from financing activities

Proceeds from exercise of share options	19	-	-	-	19

Acquisition of non-controlling interests	-	-	(13)	-	(13)

Advances to subsidiary and parent undertakings	-	-	(478)	478	-

Increase in interest-bearing loans, borrowings and finance leases	55	-	1,436	-	1,491

Net cash flow arising from derivative financial instruments	-	43	21	-	64

Treasury/own shares purchased	(6)	-	-	-	(6)

Repayment of interest-bearing loans, borrowings and finance leases	-	(601)	15	-	(586)

Dividends paid to equity holders of the Company	(367)	-	-	-	(367)

Dividends paid to non-controlling interests	-	-	(1)	-	(1)
Net cash (outflow)/inflow from financing activities	(299)	(558)	980	478	601

Increase/(decrease) in cash and cash equivalents	3	(386)	1,228	-	845

Reconciliation of opening to closing cash and cash equivalents

Cash and cash equivalents at 1 January	172	570	1,005	-	1,747

Translation adjustment	-	(10)	(42)	-	(52)

Increase/(decrease) in cash and cash equivalents	3	(386)	1,228	-	845
Cash and cash equivalents at 31 December	175	174	2,191	-	2,540

243

244

CRH Annual Report on Form 20-F | 2015

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

The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Ordinary Shares in euro on the Irish Stock Exchange from 2011 through 11 March 2016 and in Sterling on the London Stock Exchange from 6 December 2011 (as the London Stock Exchange became CRH’s sole premium listing on that date) through 11 March 2016. The table also sets forth, for the same periods, the high and low closing sale prices for the ADSs on the NYSE.

	Sterling per Ordinary Share		Euro per Ordinary Share		US Dollars per ADS
	High	Low	High	Low	High	Low
Calendar Year

2011	£12.80(i)	£11.09(i)	€17.00(ii)	€10.50(ii)	$24.95	$14.38

2012	£14.09	£10.52	€16.79	€12.99	$22.20	$16.35

2013	£16.17	£12.15	€19.30	€14.68	$26.26	$19.56

2014	£17.88	£12.66	€21.82	€15.86	$29.72	$20.47

2015	£19.80	£14.71	€28.09	€18.73	$30.95	$22.51

2014

First Quarter	£17.88	£15.39	€21.82	€18.47	$29.72	$25.32

Second Quarter	£17.75	£15.01	€21.40	€18.74	$29.71	$25.85

Third Quarter	£15.55	£13.43	€19.58	€16.81	$26.77	$22.71

Fourth Quarter	£15.79	£12.66	€20.04	€15.86	$24.52	$20.47

2015

First Quarter	£18.52	£14.71	€25.62	€18.73	$28.47	$22.51

Second Quarter	£19.27	£17.45	€27.10	€24.01	$30.17	$26.18

Third Quarter	£19.69	£17.00	€28.09	€22.97	$30.95	$25.76

Fourth Quarter	£19.80	£17.11	€27.94	€23.09	$29.75	$26.34

Recent Months

September 2015	£19.43	£17.00	€26.82	€22.97	$29.77	$25.76

October 2015	£18.23	£17.11	€25.45	€23.09	$28.06	$26.34

November 2015	£19.66	£17.53	€27.92	€24.78	$29.55	$26.51

December 2015	£19.80	£18.75	€27.94	€25.69	$29.75	$28.20

January 2016	£19.71	£17.53	€26.70	€22.83	$28.82	$25.29

February 2016	£18.49	£16.37	€24.35	€21.00	$26.78	$23.72

March 2016 (through 11 March 2016)	£19.40	£18.50	€24.97	€23.82	$27.86	$26.22
(i)	The Sterling high and low closing prices displayed for 2011, based on the London Stock Exchange, are only for the period from 6 December 2011, from which date it became the sole premium listing.

(ii)	The euro high and low closing prices displayed for 2011 are for the entire period shown and based on the Irish Stock Exchange prices.

For further information on CRH shares see note 28 to the Consolidated Financial Statements.

CRH Annual Report on Form 20-F |  2015

Ownership of Ordinary Shares

Shareholdings as at 31 December 2015
Geographic location(i)	Number of shares held ’000’s	% of total

North America	274,395	33.30

United Kingdom	265,209	32.19

Europe/Other	136,083	16.52

Retail	119,051	14.45

Ireland	28,377	3.44

Treasury	795	0.10

	823,910	100

(i)	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of shareholders	% of total	Number of shares held ‘000’s	% of total

1 - 1,000	14,698	60.50	4,821	0.58

1,001 - 10,000	7,968	32.80	23,294	2.83

10,001 - 100,000	1,175	4.84	33,513	4.07

100,001 - 1,000,000	337	1.39	116,264	14.11

Over 1,000,000	116	0.47	646,018	78.41

	24,294	100	823,910	100

Major Shareholders

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. As at 11 March 2016, the Company had received notification of the following interests in its Ordinary share capital; which were equal to, or in excess, of 3%.

	11 March 2016		31 December 2015		31 December 2014		31 December 2013
Name	Holding/ Voting Rights	% at period end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end

Baillie Gifford Overseas Limited and Baillie Gifford & Co.	25,216,520	3.06	41,193,797	5.00	-	-	-	-

BlackRock, Inc.(i)	73,838,812	8.96	74,030,167	8.99	40,681,647	5.49	43,857,751	5.98

Harbor International Fund	21,853,816	2.65	21,853,816	2.65	21,999,275	2.96	21,999,275	3.00

Templeton Global Advisors Limited	-	-	-	-	21,503,171	2.90	21,503,171	2.93

UBS AG	26,380,604	3.20	26,380,604	3.20	26,380,604	3.56	26,380,604	3.59

(i)	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

CRH Annual Report on Form 20-F | 2015

Purchases of Equity Securities by the Issuer and Affiliated Persons

Other than the 95,843 shares purchased on the open market by the Employee Benefit Trust in December 2015 referred to in note 28 of the Consolidated Financial Statements, there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2015. These shares were purchased at a price of £19.79 (€26.74) per share.

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

The following table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per American Depositary Share (“ADS”) (each representing one Ordinary Share) using the FRB Noon Buying Rate on the date of payment. The final dividend, if approved at the forthcoming Annual General Meeting of shareholders to be held on 28 April 2016, will be paid on 6 May 2016 and will bring the full year dividend for 2015 to 62.50 cents. The proposed final dividend has been translated using the FRB Noon Buying Rate on 11 March 2016.

	Euro Cent per Ordinary Share			Translated into US cents per ADS
Years ended 31 December	Interim	Final	Total	Interim	Final	Total

2011	18.50	44.00	62.50	25.43	58.36	83.79

2012	18.50	44.00	62.50	24.09	57.18	81.27

2013	18.50	44.00	62.50	25.52	60.54	86.06

2014	18.50	44.00	62.50	23.45	49.46	72.91

2015	18.50	44.00(i)	62.50	19.88	49.19(i)	69.07

(i)	Proposed

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

Shareholders who wish to have their dividend paid direct to their bank account, by electronic funds transfer, can do so by logging on to www.capitashareportal.com, selecting

CRH and registering for the share portal (the “Share Portal”). Shareholders should note that they will need to have their Investor Code (found on the share certificate), and follow the instructions online to register. Alternatively shareholders can complete a paper dividend mandate form and submit it to the Registrars. A copy of the form can be obtained from the shareholder services section of the CRH website, www.crh.com, under “Equity Investors”. Tax vouchers will continue to be sent to the shareholder’s registered address under this arrangement.

CRH Annual Report on Form 20-F |  2015

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

Details of the performance criteria applicable to options granted under the 2000 Schemes are contained in the Directors’ Remuneration Report in table 30 on page 130.

Options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant. Benefits under the schemes are not pensionable.

2010 Share Option Schemes

At the Annual General Meeting held on 5 May 2010, shareholders approved the adoption of new share option schemes to replace the schemes which were approved in May 2000 (see above). Following the approval by shareholders of the 2014 Performance Share Plan (see page 250), no further awards will be granted under the 2010 Share Option Schemes (the “2010 Schemes”). Consequently, the last award under the 2010 Schemes was made in 2013.

The 2010 Schemes are based on one tier of options with a single vesting test. The performance criteria for the 2010 Schemes are EPS-based. Vesting only occurs once an initial performance target has been reached and, thereafter, is dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee also considers the overall results of the Group. Please refer to the Directors’ Remuneration Report in table 22 on page 125 in relation to the performance criteria for the 2010 Schemes.

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

At 11 March 2016, 2,149,145 Ordinary Shares have been issued1 pursuant to the 2000 Savings-related Share Option Schemes.

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

CRH Annual Report on Form 20-F | 2015

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

At 11 March 2016, 431,930 Ordinary Shares have been issued1 pursuant to the 2010 Savings-related Share Option Schemes to date.

Share Participation Schemes

At the Annual General Meeting on 13 May 1987, the shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes. At 11 March 2016, 7,666,226 Ordinary Shares have been issued1 pursuant to the Share Participation Schemes.

2006 Performance Share Plan

See the Directors’ Remuneration Report on page 124 for more details. The 2006 Performance Share Plan (the “2006 PSP”) has been replaced by the 2014 Performance Share Plan (the “2014 PSP”, see below), which was approved by shareholders at the 2014 Annual General Meeting. Consequently, the last award under the 2006 PSP was made in 2013.

2014 Performance Share Plan

The 2014 PSP was approved by shareholders at the Annual General Meeting on 7 May 2014. It replaces the 2010 Share Option Schemes and the 2006 PSP. See the Directors’ Remuneration Report on page 124 for more details.

Restricted Share Plan

In 2013, the Board approved the adoption of the 2013 Restricted Share Plan (the “2013 RSP”). Under the rules of the 2013 RSP, certain senior executives (excluding executive Board Directors) received a conditional award of shares in 2013 on a time-vested basis. As (i) executive Directors were excluded from the award and (ii) no shares were allotted or reissued to satisfy the awards, the listing rules of the London and Irish Stock Exchanges did not require shareholder approval of the 2013 RSP.

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

(A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)

• Distribution of deposited securities by the Depositary to ADS registered holders
Applicable Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable Expenses of the Depositary	• Cable, telex and facsimile transmissions • Converting foreign currency to US Dollars
Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

1	Whether by way of the allotment of new shares or the reissue of Treasury Shares.

CRH Annual Report on Form 20-F |  2015

Fees and direct and indirect payments made by the Depositary to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2015 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $298,984.

The table below sets forth the category of expense that the Depositary has agreed to reimburse the Company and the amounts reimbursed for the year ended 31 December 2015:

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2015
NYSE listing fees	$128,895
Investor relations expenses	$84,852
Total	$213,747

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2015:

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2015
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGM related expenses in connection with the ADS program[1]	$85,237
Total	$85,237

1	During 2015, $85,237 was paid by the Depositary to third parties, relating to services provided in 2015.

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

CRH Annual Report on Form 20-F | 2015

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

For US federal income tax purposes, and subject to the passive foreign investment company (“PFIC”) rules discussed on page 253, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

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

CRH Annual Report on Form 20-F |  2015

Capital Gains Tax

A US holder will not be liable for Irish tax on gains realised on the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A US holder will be liable for US federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company. Subject to the PFIC rules below, US holders who sell or otherwise dispose of Ordinary Shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount realised on the sale or disposition and the tax basis, determined in US Dollars, in the Ordinary Shares or ADSs. Capital gains of a non-corporate US holder are generally taxed at a preferential rate where the holder has a holding period greater than one year, and the capital gain or loss will generally be US source for foreign tax credit limitation purposes.

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

CRH Annual Report on Form 20-F | 2015

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

CRH Annual Report on Form 20-F |  2015

liquidator may, with a like sanction, vest such assets in trust as he thinks fit, but no shareholders will be compelled to accept any shares or other assets upon which there is any liability.

Variation in Class Rights

Subject to the provisions of the Companies Act 2014, the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares.

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

Issue of Shares

Subject to the provisions of the Companies Act 2014 and the Articles of Association, the issue of shares is at the discretion of the Directors.

Dividends

Shareholders may by ordinary resolution declare final dividends and the Directors may declare interim dividends but no final dividend may be declared in excess of the amount recommended by the Directors and no dividend may be paid otherwise than out of income available for that purpose in accordance with the Companies Act 2014. There is provision to offer scrip dividends in lieu of cash. The preference shares rank for fixed rate dividends in priority to the Ordinary and Income Shares for the time being of the Company. Any dividend which has remained unclaimed for twelve years from the date of its declaration shall, if the Directors so decide, be forfeited and cease to remain owing by the Company.

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

Financial Calendar

Announcement of final results for 2015	3 March 2016

Ex-dividend date	10 March 2016

Record date for dividend	11 March 2016

Latest date for receipt of scrip forms	20 April 2016

Annual General Meeting	28 April 2016

Dividend payment date and first day of dealing in scrip dividend shares	6 May 2016

  Further updates to the calendar can be found on www.crh.com

CRH Annual Report on Form 20-F | 2015

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2016 Annual General Meeting electronically by accessing the Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to the Registrars:

Capita Asset Services,

P.O. Box 7117,

Dublin 2, Ireland.

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

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 3 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – External Auditors on page 105.

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

CRH Annual Report on Form 20-F |  2015

Exhibits

The following documents are filed as part of this Annual Report:

1	Memorandum and Articles of Association.

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.*

4.1	Share and asset purchase agreement among Holcim Limited, Lafarge S.A., CRH International, CRH Fünfte Vermögensverwaltungs GmbH and CRH plc.**

4.2	Put and call options agreement among Lafarge Holdings (Philippines), Inc., Calumboyan Holdings, Inc., Round Royal, Inc., Southwestern Cement Ventures, Inc., CRH International and CRH plc.**

7	Computation of Ratios of Earnings to Fixed Charges.

8	Listing of principal subsidiary undertakings and equity accounted investments.

12	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.***

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Governance Appendix.

99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.

**	Certain terms are omitted pursuant to a request for confidential treatment

***	Furnished but not filed

The total amount of long-term debt of the Registrant and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of CRH plc and its subsidiaries on a consolidated basis.

The company agrees to furnish copies of any such instrument to the SEC upon request.

CRH Annual Report on Form 20-F | 2015

Photo Captions

Section Breaks

	Introduction Hoghiz Cement Plant is one of two plants owned and operated by CRH Romania in addition to a grinding station, a network of terminals, quarries, gravel pits and concrete plants.	Strategy Review Podilsky Cement in Ukraine operates a modern, fully certified concrete laboratory. It conducts tests of cements from all CRH plants in Ukraine and provides a customer advice service.

Business Performance Review

Readymixed concrete from OPTERRA being delivered to site. OPTERRA’s headquarters are in Leipzig from where it operates two cement plants, a grinding station and a network of readymixed concrete plants, located across Germany.

Governance A newly branded cement tanker at CRH Canada, one of the country’s largest vertically integrated building materials and construction companies.

Financial Statements

Oldcastle BuildingEnvelope® designed, engineered, tested, manufactured and delivered 2.6 million square feet of custom-engineered curtain wall, 1.6 million square feet of high performance and silk-screened architectural glass, 20,450 sunshades and 4,000 square feet of custom-engineered skylights for ExxonMobil’s new global campus in Houston, Texas.

Shareholder Information

Oldcastle Precast placed 50, 24-foot by 6.5-foot precast concrete box culverts for a US$252 million infrastructure rehabilitation project along the Interstate 15 corridor in Utah, United States. This single box culvert weighs approximately 80,000 pounds and replaced 40-year-old infrastructure on the East Jordan Canal.

Full Page Images

Our Global Presence

Oldcastle Architectural supplied Trenwyth Astra-Glaze SW+® concrete masonry blocks to William Allen High School in Allentown, Pennsylvania. This product contributes to Leadership in Energy and Environmental Design (LEED) credits in recycled content, energy efficiency and regional production.

Tampa Asphalt Plant

The Tampa, Florida, Asphalt Plant of Preferred Materials Inc., is a 2015 recipient of the National Asphalt Pavement Association’s Diamond Achievement and Diamond Quality Commendation. The plant produced over 450,000 tonnes of asphalt in 2015, while incorporating nearly 40 percent recycled asphalt into its mixes.

Anchor Masonry

Oldcastle Architectual’s Anchor business manufactured 20,000 square feet of Dufferin® Stone for the new Herbert Hoover Middle School in Potomac, Maryland. Dufferin® Stone products are known for their durable antiqued finishes and custom-look results.

Halfen Construction Accessories

The German pavilion EXPO 2015 in Milan made extensive use of the HALFEN DETAN tension and compression rod system. The DETAN product was installed into the steel stress, shell and stage of the pavilion, and meets the highest aesthetic and quality standards. HALFEN is part of the Construction Accessories platform within Europe Lightside.

CRH Annual Report on Form 20-F |  2015

Full Page Images

Raboni Distribution

Raboni’s showroom in the Bastille area of Paris demonstrates the company’s range of floor coverings. Raboni, a general builders merchant, has operating locations in the Normandy and Paris regions of France.

Allied Distribution

Dream Finders Homes built a 2,400 square foot, four-bedroom home in the Fan Entertainment Zone at EverBank Field in Jacksonville, Florida. This home will be donated to a military veteran and moved for that purpose, after it sits on display at the NFL stadium for two years. The Gypsum Wallboard for the project was supplied by Allied Building Products.

Our Business

Heavyside Materials

1,300 tonnes of cement from OPTERRA was used to construct the elephant enclosure at Erfurt Zoo in Germany. The rough finish on the 11m high walls is designed to resemble an elephant’s skin.

Lightside Products An installation of sun protection screens and drop-arm awnings, supplied by SMITS Rolluiken & Zonwering, at a nursery in the Netherlands.

Building Materials Distribution

Bauking, CRH’s leading distribution brand in Germany, operates general builders merchants and DIY stores through the hagebaumarkt brand. This branch, in Königs-Wusterhausen, near Berlin, is a 35,000m2 site serving both customer groups.

Sustainability

People and Community

School children from Lisburn, Northern Ireland, visited a local residential development, completed by Farrans Construction. The children learnt about building materials, the construction process and the importance of safety on site.

Environment and Conservation

Tarmac owns Panshanger Park, in Hertfordshire, England. Since the 1980s, it has been extracting minerals from the area but it is now being restored to agriculture, wetland and nature conservation. It includes a Forest School, which encourages hands-on learning experiences in a natural environment.

CRH Annual Report on Form 20-F | 2015

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company

(Registrant)

By:	/s/ M. Carton

Maeve Carton
Director

By:	/s/ S. Murphy

Senan Murphy
Finance Director

Dated: 16 March 2016

