Form 20-F
period 2016-12-31
CRH PUBLIC LTD CO
filed 2017-03-10
CIK 849395

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended: December 31, 2016

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

Ordinary Shares/Income Shares of €0.34 each **	832,781,920
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

–

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

THIS PAGE INTENTIONALLY LEFT BLANK

CRH Annual Report and Form 20-F | 2016

This document constitutes the Annual Report and Financial Statements in accordance with Irish and UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for CRH plc for the year ended 31 December 2016. A cross reference to Form 20-F requirements is included on page 257.

The Directors’ Statements (comprising the Statement of Directors’ Responsibilities, the Viability Statement and the Directors’ Compliance Statement on pages 98 to 100), the Independent Auditor’s Report (on pages 110 to 117) and the Parent Company financial statements of CRH plc (on pages 204 to 209) do not form part of CRH’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

Forward-Looking Statements

This document contains forward-looking statements, which by their nature involve risk and uncertainty. Please see Disclaimer/Forward-Looking Statements on page 97 for more information about these statements and certain factors that may cause them to prove inaccurate.

CRH manufactures and distributes a diverse range of superior building materials and products for the modern built environment. From foundations, to frame and roofing, to fitting out the interior space and improving the exterior environment,

to on-site works and infrastructural projects including roads and bridges, our materials and products are used extensively in construction projects of all sizes,

all across the world.

CRH plc is a leading global diversified building materials group, employing 87,000 people at close to 3,800 operating locations in 31 countries worldwide.

CRH is the second largest building materials company globally and the largest in North America. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America.

CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, residential and non-residential projects.

A Fortune 500 company, CRH is listed in London and Dublin and is a constituent member of the FTSE100 index, the EURO STOXX 50 index and the ISEQ 20. CRH’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE). CRH’s market capitalisation at 31 December 2016 was approximately €27 billion.

Visit our Investor Relations Centre

http://www.crh.com/investors

View Annual Report and Form 20-F Online

http://www.crh.com/reports/2016-annual-report-20-f.pdf

1

CRH Annual Report and Form 20-F | 2016

Our Global Business

CRH’s global footprint spans 31 countries and close to 3,800 operating locations, serving customers across the entire building materials spectrum, on five continents, worldwide.

CRH Annual Report and Form 20-F | 2016

45%
Global Sales

CRH in Europe

- #1 in Heavyside Materials
- Organised in three segments:
  - Heavyside Materials & Products
  - Lightside Products
  - Building Materials Distribution
- Operations in 23 countries
- c. 42,600 employees
- c. 2,000 operating locations

Sales	Growth
€12.4 billion	+20%
2015: €10.4 billion	

2%
Global Sales

CRH in Asia

- #2 Cement producer in the Philippines
- Regional leadership positions in China and India
- Lightside operations in Malaysia and Australia report to Europe Lightside Division
- c. 1,400 employees
- Ten operating locations

Sales	Growth
€0.5 billion	+236%
2015: €0.15 billion	

1995
First acquisitions in Central and Eastern Europe, Canada and South America

2007
First acquisition in Asia

2015
First acquisitions in the Philippines, Brazil and Serbia. Major expansion in Canada and Eastern Europe

Our Balanced Portfolio

Building a balanced portfolio is a core constituent of our strategy and a key determinant of value creation for CRH.

By Geography

66%
Americas
30%
Europe
4%
Asia

- Americas
- Europe
- Asia

Percentages based on 2016 Operating Profit

By Division

64%
Heavyside Materials
24%
Lightside Products
12%
Distribution

- Heavyside Materials
- Lightside Products
- Distribution

Percentages based on 2016 Operating Profit

By End-use

40%
Residential
35%
Non-Residential
25%
Infrastructure

- Residential
- Non-Residential
- Infrastructure

Percentages based on 2016 Group Sales

New Build vs RMI

55%
New Build
45%
RMI

- New Build
- Repair, Maintenance & Improvement (RMI)

Percentages based on 2016 Group Sales

CRH Annual Report and Form 20-F | 2016

Chairman’s Introduction

Dear Shareholder,

Following a year of significant acquisition spend in 2015, I am pleased to report that the assets we acquired from LafargeHolcim (LH Assets), and the C.R. Laurence (CRL) business, are now fully integrated with our heritage businesses, and performing as expected. I am equally pleased to report that we exceeded the commitments we made when we announced the acquisitions. Our debt metrics at the end of 2016 were below normalised levels, representing a continued strong focus during the year on cash generation and prudent financial management.

2016 has been a strong year in terms of performance over the global operations, with sales, earnings, margins and returns all ahead of 2015, reflecting our relentless focus on value creation through operational and commercial performance.

Considering the Group’s excellent performance in 2016 and a generally positive outlook, the Board is recommending a final dividend of 46.2c per share, which, if approved at the Annual General Meeting in 2017 will result in an increase in the full-year dividend of 4% to 65.0c per share.

Looking forward to 2017, it is clear that the vote in the United Kingdom (UK) to leave the European Union has created uncertainty, both for our businesses in the UK and in relation to the European economy generally. While there has been limited impact on trading in the UK to date, this is something which the Board will continue to monitor closely.

2016 saw a number of changes to the composition of the Board. In December, Mark Towe retired from the Board as an executive Director. Mark joined CRH in 1997 and was appointed a Director in 2008. His 40+ years’ experience in the sector have been invaluable to CRH and we are delighted that he is remaining as Chairman of CRH’s Americas operations. I have no doubt that we will continue to benefit from Mark’s industry knowledge and experience for a number of years to come.

We also announced in December, the appointment to the Board of Gillian Platt as a non-executive Director with effect from January 2017. Gillian has significant experience in human resources, corporate affairs and strategy.

I would like to take the opportunity to thank my non-executive colleagues on the Board for their expertise, energy and guidance. In particular, I would like to thank Bill Egan,
Utz-Hellmuth Felcht and Rebecca McDonald, who stepped down from the Board during the year, for their service. Full details of Board changes in the past year are set out on page 99.

I would like also to record my appreciation for the CRH management team led by Albert Manifold. Their achievements over the past year have been significant and leave the Group well placed for further progress in 2017.

Nicky Hartery

Chairman

28 February 2017

5

Over 100,000 rebar couplers, manufactured by CRH company Ancon, have been used in the concrete support towers, end piers and road deck of one of the longest cable-stayed bridges in the world. The Queensferry Crossing, near Edinburgh, Scotland, will open in May 2017.

CRH Annual Report and Form 20-F | 2016

Chief Executive’s Review†

At CRH, our vision is to become the leading building materials business in the world. With operations in 31 countries, and leadership positions in the major markets of Europe, North America and Asia, we are well on our way to achieving that vision. Our materials and products can be found throughout the built environment, from critical infrastructure and iconic commercial real estate buildings, to family homes in suburban neighbourhoods.

For me, as Chief Executive, that vision is however, not simply about achieving size and scale, but about ensuring that CRH builds businesses that are the best at what they do, that create value and that deliver growth for our shareholders.

This is not a new concept for us, in fact it is something that has been part of the DNA of CRH for almost half a century. We have always been rigorous in our assessment of where value can be created and relentless in our pursuit of that value once we have identified it.

This focus on value creation and growth through building better businesses was central to the strong performance delivered by the Group in 2016. As a significantly enlarged business following value-adding record acquisition activity in 2015, CRH delivered good profit growth with a substantial contribution from newly acquired businesses and a further improved performance in our heritage businesses.

Profit after tax increased 74% to €1.3 billion, representing further significant profit growth for CRH. Earnings per share (EPS) for the year increased 69% to 150.2c and the Board has proposed to increase the dividend to 65.0c per share, an increase of 4% compared with last year’s level of 62.5c per share.

Operationally, improved margins and returns were underpinned by our relentless focus on performance improvement and benefited also from our ability to increasingly leverage our vertically integrated business model for heavyside materials, particularly in Europe where we are now the largest heavyside player.

By integrating newly acquired assets quickly, realising the identified synergies and positioning the new businesses to make an immediate contribution to the Group’s performance, we also exceeded our commitment to return our debt metrics to normalised levels, reaching a net debt/EBITDA (as defined)*▲ ratio of 1.7x at year-end.

In North America, where CRH is the largest building materials company and the leading supplier of product for road construction and repair/maintenance, construction activity benefited from favourable weather conditions during the early part of the year, stable federal funding, increased state spending and improved non-residential activity. Positive momentum was also supported by low interest rates and increasing employment.

In Europe, the Group experienced continued recovery in key markets, albeit with pricing still a challenge for some of our businesses in certain markets. In Asia, which now reports as a stand-alone Division, our newly acquired business in the Philippines benefited from good economic growth.

As a result, overall Group sales for the year increased 15% to €27.1 billion reflecting both the inclusion of full-year results from the two major acquisitions in 2015 and ongoing growth in organic sales from underlying operations. A universally strong performance across the Group saw EBITDA (as defined)* increase strongly to €3.1 billion.

The Group focuses on continuously improving the operational and commercial performance of its businesses in order to achieve strong returns on capital invested. In 2016, this focus along with reinvestment in our businesses through capital expenditure of €853 million, enabled us to deliver a Return on Net Assets (RONA)∎ of 9.7% ahead of 7.6% in 2015.

Synergies of €89 million were realised through the timely integration and prudent financial management of the LH Assets and CRL businesses, demonstrating the Group’s effectiveness at integrating businesses of this scale.

Our uncompromising approach to safety remains a strategic priority for the Group and we continued our efforts to ensure safe and responsible operations during 2016.

†  See cautionary statement regarding forward-looking statements on page 97.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

▲ Net debt/EBITDA (as defined)* is a non-GAAP measure as defined on page 215. The GAAP figures that are most directly comparable to the components of net debt/EBITDA (as defined)* include: interest-bearing loans and borrowings (2016: €7,790 million) and profit after tax (2016: €1,270 million). Details of how non-GAAP measures are calculated are set out on pages 213 to 215.

CRH Annual Report and Form 20-F | 2016

Reflecting in more detail on the performance of each of our Divisions, overall sales for the Americas were ahead by 8% while operating profit increased by 38% reflecting very strong profit delivery. With higher sales and good cost control, profits and margins improved in all three Americas Divisions.

All of our Americas Divisions experienced positive underlying demand momentum, albeit with the pace of growth moderating somewhat following a particularly strong first-half which was helped by favourable early season weather conditions.

Americas Materials delivered good profit growth across all regions in the United States (US). This was primarily driven by continuing volume improvement, reduced energy costs and the benefits of ongoing operational and commercial performance initiatives.

Our Americas Products Division saw strong market conditions continue across all major end-use market segments including new build and RMI, supported by low interest rates and increasing employment. Our Architectural Products, Precast and Oldcastle BuildingEnvelope® businesses, including our newly integrated professional glazing business CRL, all delivered positive volume and pricing gains during the year.

Positive demand from commercial and multi-family residential construction resulted in good growth throughout the year for our Americas Distribution business despite some weather-related pull-forward in the first-half.

In Europe, total sales increased 20%, reflecting a strong contribution from the heavyside businesses acquired in 2015. Organic sales were also ahead as recovery continued in certain key markets. Operating profit doubled to €608 million.

Our Europe Heavyside Division experienced encouraging volume improvements in a number of key European markets. The overall pricing environment however, continued to prove challenging.

Europe Lightside saw improvements in most end-use markets which together with favourable weather patterns in the first-half, product innovation and cost control, contributed to increased profit delivery.

Strong cost control and performance improvement initiatives helped drive margin improvement in our Europe Distribution Division against a mixed market backdrop.

Results for our Asia Division primarily relate to our operations in the Philippines, where cement market demand continued to grow. The Group’s equity accounted investment in India experienced pricing challenges due to increased competition and new capacities, while in China, both volumes and pricing continued to prove challenging.

In 2016, the Group continued to strengthen in strategically important markets through a number of bolt-on acquisitions. Development spend during the year was funded through proceeds from divestments, which along with the Group’s strong cash generation performance, positions us very favourably to take advantage of the right opportunities for value creation through acquisition, as opportunities arise.

The portfolio management process is now an embedded feature of our business. We continue to actively manage our portfolio, focusing on allocating capital to the areas best positioned to benefit from growth through the current cycle.

Our divestment programme has to date recorded total proceeds of €1.7 billion and we have been successful in recycling this capital into areas that offer long-term growth potential and value creation at attractive multiples. We anticipate further transactions as part of this programme, albeit at a lower level as our portfolio becomes more optimised for current and future market conditions.

This strong performance has helped ensure the Group is well positioned for future growth and further value creation as we commence the 2017 season.

Outlook

In 2017, we see continued positive momentum in the US construction sector. We expect that residential construction, which has still not returned to long-term average levels, will advance, while non-residential activity will also improve. For US infrastructure, we anticipate that the funding stability provided by the FAST Act (which authorises moderate year-on-year increases in federal funding for highways), together with expected increases in state spending on transportation improvements, will result in a positive trend for volumes, particularly in the second half of the year. Overall we expect our Americas business to advance further in 2017.

In Europe, we anticipate that most countries will continue to experience the modest impact of early-stage economic recovery. While the UK’s vote to leave the European Union, together with the forthcoming elections in a number of countries, has created a level of uncertainty for the medium-term, we expect progress to continue in 2017.

In Asia, we expect further improvement in economic and construction activity in the Philippines in 2017.

We expect the generally positive economic backdrop to continue this year. With our balanced portfolio, CRH is well positioned to capitalise on this improved market environment and we see continued growth for the Group in 2017.

Albert Manifold

Chief Executive

28 February 2017

▪ RONA is a non-GAAP measure as defined on page 215. The GAAP figures that are most directly comparable to the components of RONA include: operating profit (2016: €2,027 million), total assets and total liabilities respectively (2016: €31,594 million and €17,151 million respectively). Details of how non-GAAP measures are calculated are set out on pages 213 to 215.

CRH Annual Report and Form 20-F | 2016

Strategy

Becoming the global leader in building materials

Our vision is to be the leading building materials business in the world and in doing so, to create value and deliver superior returns for all our stakeholders.

CRH has a clear vision for its business, based on a guiding principle of continuous improvement, for the purpose of creating value and maximising returns for stakeholders.

Our businesses excel through a constant focus on understanding the unique needs of customers in local and regional markets around the world and consistently delivering for those customers over time.

In many of our businesses, the relationships we have with our customers span decades and are rooted in trust that has been built over generations.

The Group’s business strategy has been successfully developed and refined for almost half a century, as we have grown our operations and expanded into new markets across the globe.

We have implemented our strategy by continuously strengthening existing positions and developing new platforms for growth.

While the Group continues to grow in scale, our focus on delivering for our customers remains a key factor in enabling CRH to realise its vision of becoming the leading building materials business in the world.

CRH Annual Report and Form 20-F | 2016

Delivery of the Group’s strategy is centred on:

•	Maximising performance and returns in our business

•	Expanding our balanced portfolio of diversified products and geographies

•	Conducting our business responsibly and sustainably

In this way, we aim to balance risk and return in order to deliver strong levels of growth for the long-term. The link between risk governance and value creation is outlined on pages 18 and 19.

We are guided by a number of strategic imperatives:

•	Continuous Improvement

Make our businesses better through operational, commercial and financial excellence

•	Disciplined and Focused Growth

Maintain financial discipline, use our strong balance sheet, cash generation capability and focused allocation of capital to achieve optimum growth

•	Leadership Development

Attract, develop and empower the next generation of performance-orientated, innovative and entrepreneurial leaders

•	Extracting the Benefits of our Scale

Leverage Group capabilities and scale to build leadership positions in local markets

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Business Model

How we create value and growth

CRH delivers its strategy through a dynamic business model which is focused on value creation and growth. This has allowed CRH to deliver an industry-leading compound annual Total Shareholder Return (TSR) of 16.3% since 1970. €100 invested in CRH shares in 1970, with dividends reinvested, would now be worth €104,000.

CRH Annual Report and Form 20-F | 2016

CRH’s business model is focused on identifying and acquiring strong businesses that complement our existing portfolio of building materials businesses and add value for our stakeholders.

In addition, we maintain a constant focus on continuously making our core businesses better so that they realise their full potential and help create further value.

We seek to ensure the Group is protected from the impact of low demand at the bottom of any one economic cycle by balancing our portfolio across geography, product, sector and end-use.

We constantly monitor how capital is deployed across the Group and seek to identify where capital can be recycled into areas offering better returns and/or superior growth.

Our approach is underpinned by a constant focus on maintaining strong financial discipline and safeguarding the financial strength of the Group. This enables us to take advantage of opportunity as it arises and for efficient funding of value-adding investments.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Measuring Performance

CRH believes that measurement fosters positive behaviour and performance improvement. As part of the Group’s strategic focus on continuous business improvement, CRH uses a number of financial and non-financial Key Performance Indicators (KPIs) to measure progress across our organisation.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Financial KPIs | 2016 Performance | 2017 Focus

Total Shareholder Return (TSR)

A measure of shareholder returns delivery through the cycle.

Total Shareholder Return (%)

Year	TSR
2016	26.0%
2015	37.8%
2014	12.3%

CRH delivered TSR of 26.0% in 2016 and in euro terms has delivered a compound annual TSR of 16.3%, since the formation of the Group in 1970.

Links to other disclosures: Directors' Remuneration Report pages 72 to 95.

2017 Focus: Delivering superior return on invested capital and maintaining strong cash flows to support the continued development of the Group and dividend payment.

Return on Net Assets (RONA)

A measure of pre-tax returns through excellence in operational performance.

Return on Net Assets (%)

Year	RONA
2016	9.7%
2015	7.6%
2014	7.4%

RONA at 9.7% in 2016 is a reflection of improved profitability.

Segmental Reviews pages 28 to 55; Directors' Remuneration Report pages 72 to 95 and Non-GAAP Performance Measures pages 213 to 215.

2017 Focus: Improved RONA through effective margin management, continued enhancement of operating efficiencies and tight working capital management.

EBITDA (as defined)* Net Interest Cover*

A measure of financial liquidity and capital resources which underpins investment grade credit ratings and the ability to access finance.

EBITDA (as defined)* Net Interest Cover (times)

Year	Net Interest Cover
2016	9.9x
2015	7.5x
2014	6.7x

EBITDA (as defined)* Net Interest Cover at 9.9x was higher in 2016 despite increased interest arising on acquisition debt.

Links to other disclosures: Finance Director's Review pages 23 to 27; note 23 Interest-bearing Loans and Borrowings page 169 and Non-GAAP Performance Measures pages 213 to 215.

2017 Focus: Maintain financial discipline to ensure that Net Interest Cover remains strong and should usually be no lower than 6x.

We remain committed to protecting our investment grade credit ratings.

CRH's long-term credit ratings:

Standard & Poor's:	BBB+
Moody's:	Baa2
Fitch:	BBB

Operating Cash Flow (OCF)

A measure of cash flows generated to fund organic and acquisitive growth and dividend returns to shareholders.

Operating Cash Flow (€ billion)

Year	OCF
2016	2.3
2015	2.2
2014	1.2

Prudent management of working capital and other cash flows increased OCF to €2.3 billion in 2016.

Links to other disclosures: Finance Director's Review pages 23 to 27.

2017 Focus: To continue to generate strong operating cash flows in 2017.

Note 1: Operating cash flow represents net cash inflow from operating activities in the Consolidated Statement of Cash Flows page 124.

• EBITDA (as defined)* net interest cover is a non-GAAP measure as defined on page 215. The GAAP figures that are most directly comparable to the components of EBITDA (as defined)* net interest cover include: profit after tax (2016: €1,270 million), finance costs (2016: €325 million) and finance income (2016: €8 million). Details of how non-GAAP measures are calculated are set out on pages 213 to 215.

CRH Annual Report and Form 20-F | 2016

Sustainability

Achieving long-term success through sustainability

We believe that our strong sustainability performance is

fundamental to achieving our vision of being the leading building materials business in the world. This is reflected in our business strategy, which is underpinned by the principle of conducting our business sustainably and responsibly.

Our View

With our extensive global presence and industry leadership positions, we are very aware of our role in the many communities in which we operate. Our business activities provide materials that are needed to fulfil the basic human need of shelter, together with the infrastructure that is needed for our societies to thrive.

We believe that meeting these needs in a manner that respects sustainability principles will create long-term value for all our stakeholders including; investors, customers, partners, employees, suppliers, neighbours and local communities.

Our Approach

We take a risk-based, collaborative, strategic approach to responding to global trends including demographic change, urbanisation, climate change, resource scarcity and technological developments. Group performance and effectiveness is reviewed regularly by the Board of Directors. We collaborate with stakeholders to ensure our medium-term objectives and long-term ambitions are achieved.

As well as being beneficial for our business, these ambitions have an outward focus and will contribute towards developments such as the World Business Council for Sustainable Development’s Low Carbon Technology Partnership Initiative, to which we are a signatory, in addition to the United Nations’ (UN) Sustainable Development Goals.

We are committed to reporting on the breadth of our sustainability performance in a comprehensive and transparent manner and to publishing performance indicators and ambitions in key identified sustainability areas. Our annual Sustainability Report is published mid-year following external independent verification and is available at www.crh.com.

We are ranked among sector leaders by leading Socially Responsible Investment (SRI) rating agencies. We are a constituent member of indices including the FTSE4Good Index, the STOXX® Global ESG Leaders Indices and the Vigeo World 120 Index. In addition, many individual operating companies have achieved accolades for excellence in sustainability achievements.

Republic Cement, in the Philippines, supports local communities through a range of initiatives such as its outreach to local school children during National Nutrition Month.

CRH Canada conducts ‘tailgate’ safety talks at customer workshops across Ontario, covering topics such as dump point safety and concrete discharge.

Rudus, Finland, received a special award for biodiversity in the European Aggregates Association (UEPG) 2016 awards for its LUMO programme, which promotes and conserves the diversity of nature, including this endangered plant, Anthyllis vulneraria.

Health & Safety

Health & Safety has long been a strategic priority for CRH. Our global network of safety officers oversees the implementation of policy and best practice across all our operations. We adopt an unwavering approach to safety at every level of the organisation, from frontline employees through to operational management and senior executives. We continue to invest in initiatives targeted at promoting and maintaining a strong culture of safety and over the past five years €148 million has been invested in this area.

Safety performance continued to be strong in 2016 and 90% of active locations were accident free.

The accident frequency rate (number of accidents per million manhours) has continued to decline and has reduced by an average of 14% per annum over the last decade. However, we are saddened to report that there were three employee fatalities and three contractor fatalities at our operations during 2016. We deeply regret the loss of these lives and extend our sincere sympathies to the families of these individuals. We continue to implement our Fatality Elimination Plan, which remains a cornerstone of our safety strategy and which proved effective in eliminating employee fatalities in both 2014 and 2015.

Environment & Climate Change

Excellence in environmental management, together with a proactive approach to addressing the challenges and opportunities of climate change, is fundamental to our “making businesses better” approach. We have a continued focus on the development of sustainable products such as our low carbon cements and transformative construction applications for our many products. For example, approximately 40% of our US asphalt volume in 2016 was lower carbon warm-mix asphalt, and recycled asphalt pavement and shingles provided a fifth of raw materials requirements in this business.

By incorporating alternative raw materials into our products we reduced our reliance on virgin raw materials by 27 million tonnes in 2016. We work with stakeholders including customers and the wider building materials industry in this area, and also in the promotion of energy and resource efficiency, emissions reductions and biodiversity enhancements. We are on-track to achieve our commitment to reduce specific net CO2 emissions by 25% on 1990 levels by 2020; 2016 emissions were 22% below 1990 levels.

People & Community

We believe that continued sustainable business success is built on maintaining excellent relationships with all stakeholders. We offer rewarding career and personal development experiences to our employees worldwide, recognising that people are critical to sustaining competitive advantage and long-term success. In 2016, we continued to place an emphasis on training and skills learning, as well as developing and recruiting talented leaders to guide our evolving and growing Group.

We are committed to fostering respect in the workplace and to developing an inclusive workforce based on merit and ability. In 2016, 18% of our employees were female. The building materials industry traditionally attracts more male than female employees and our diversity programmes are aimed at increasing social diversity, not only of employees, but of the pool of talent available to take up opportunities in CRH.

In 2016 our Group companies hosted over 1,000 stakeholder events in keeping with our policy to engage in an open, honest and proactive way. We assist local community initiatives and support programmes in priority areas including education, environmental protection and job creation, recognising the value these can bring to all.

We endorse human and labour rights and support the principles set out in the articles of the UN’s Universal Declaration of Human Rights and the International Labour Organisation’s Core Labour Principles. As well as our comprehensive Code of Business Conduct, we have additionally implemented an Ethical Procurement Code and Supplier Code of Conduct, with the aim of extending our positive influence along the value chain.

CRH Annual Report and Form 20-F | 2016

Risk Governance

Creating value through risk management

The aim of Enterprise Risk Management is to deliver increased shareholder value for CRH. Effective governance, which is considered fundamental in CRH, is critical to success, supporting management in executing strategy, managing costs, responding to risks, attracting investment, achieving regulatory compliance and in promoting effective decision making.

Managing risk is of vital importance and the Group’s Enterprise Risk Management (ERM) Framework is the basis for assessing and managing risks associated with business and strategic corporate decisions. ERM in CRH is a forward-looking, strategy-centric approach to managing the risks inherent in decision making. It recognises the linkage between business objectives and strategies and their associated risks and opportunities, and integrates strategic decision making and risk taking in order to preserve and/or enhance value and reputation.

With our balanced portfolio, the decentralised and geographically dispersed structure of the Group provides some natural mitigation for some of the significant risks and uncertainties faced, such as industry cyclicality, political and economic uncertainty and damage to corporate reputation.

ERM Framework

The ERM Framework (the ‘Framework’) addresses risks across the various strands of CRH’s strategy, driving performance, executing organic and acquisitive growth, protecting information assets, monitoring compliance with all laws and regulations (including an unwavering commitment to health & safety), sustainability, leadership development and talent management and finance.

In formalising CRH’s approach to risk management through ERM, a key requirement has been to ensure that the Framework continues to deliver value for management by providing visibility on strategic priorities and the linkages to the associated risks and opportunities. The key risks identified are reported periodically to the Audit Committee and the Board, with the risks being subject to common, standardised and repeatable processes of assessment, evaluation, management and monitoring.

In line with international best practice, CRH follows a “three lines of defence” model for risk management and internal control.

First Line of Defence

Operating company/business leaders are responsible for ensuring that a risk control environment is established as part of their day-to-day operations. Proactive risk engagement and management is critical to quick identification and response.

Second Line of Defence

CRH has various Group oversight functions such as Group Sustainability, Group Regulatory, Compliance & Ethics, Group IT Governance, Group Finance and Group Risk. These functions are responsible for setting policies and ensuring that they are implemented throughout the Group.

Our Risk Management Framework – Three Lines of Defence

CRH Annual Report and Form 20-F | 2016

Third Line of Defence

Group Internal Audit provides independent assurance. It reports on the effectiveness of the risk management and internal control frameworks to management and the Audit Committee on a regular basis.

Roles and Responsibilities

The Board is ultimately responsible for risk management within CRH. The Board has delegated responsibility for the monitoring of the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives.

The Audit Committee in turn monitors the activities of various functions including Group Regulatory, Compliance & Ethics, Group IT Governance, Group Finance and Group Risk. Group Internal Audit is charged with independently assessing and reporting on the risk management initiatives implemented by these functions.

The Board and Audit Committee receive, on a regular basis, reports from management on the key strategic, operational, compliance, financial and other risks to the business and the steps being taken to manage/mitigate such risks. They also consider whether the significant risks faced by the Group are being identified, evaluated and appropriately managed. The Audit Committee reviews the list of principal risks and uncertainties disclosed on pages 102 to 107.

Our Risk Assessment Process

CRH’s risk management process operates to ensure a comprehensive evaluation of risks is performed and is the subject of continuous improvement. The risk management cycle operates as follows:

Identify and Assess

Management identifies risks as part of their day-to-day activities and is required to conduct a robust assessment of these risks. The following factors are taken into consideration:

•	The nature and extent of risks facing the Group, including emerging risks

•	Risk appetite and risk tolerance

•	The likelihood of the risk materialising

•	The impact and velocity in the event that the risk materialises

•	The mitigation strategies implemented in order to manage the risks

•	The monitoring processes in place to determine and respond to the effectiveness of mitigation strategies

Management is required to assess all risks which could have an impact on the current or future operation of their business and to document these risks in a standardised template. Risks are assessed in terms of their financial and operational impact should they occur and their likelihood of occurrence, using a defined risk scoring methodology.

Risk velocity, the speed at which a risk impacts the business, is an important constituent of this evaluation.

Manage and Monitor

In line with our ongoing focus on continuous process improvement, risks are assessed by management on an inherent/gross basis (prior to mitigation strategies) and a residual/net basis (post mitigation strategies). Where the gross risk score determines the risk to be material, appropriate mitigation strategies are implemented to bring the residual risk to a level which is within risk appetite and tolerance levels approved by the Board.

The Risk Appetite and Tolerance Framework is a critical component of CRH’s risk governance system through defining the key risk parameters within which strategic decision making takes place. The Board approves the Risk Appetite and Tolerance Framework on an annual basis in line with best corporate governance practice.

Report

The Group-level Risk Register, which is compiled by the Group Risk function, identifies those risks which may impede the realisation of core strategic objectives. The risks listed on pages 102 to 107 constitute this register, which forms the basis of Board and Audit Committee communications and discussions.

19

432 Park Avenue, New York City, is the tallest residential building in the world. CRH company HALFEN developed the stainless steel window washing track for the project. There is just under 5,500 lineal metres of track on the building. HALFEN channels were also used to anchor windows throughout the building.

Business Performance

Business Overview	22

Finance Director’s Review	23

Segmental Reviews	28

		21

Business Overview

The percentage of Group revenue and operating profit for each of the reporting segments for 2016, 2015 and 2014 is as follows (i):

Revenue

	Europe Heavyside	Europe Lightside	Europe Distribution	Americas Materials	Americas Products	Americas Distribution	Asia
2016	27%	3%	15%	28%	16%	9%	2%
2015	22%	4%	18%	30%	16%	9%	1%
2014	21%	5%	21%	27%	17%	9%	

Operating Profit

	Europe Heavyside	Europe Lightside	Europe Distribution	Americas Materials	Americas Products	Americas Distribution	Asia
2016	20%	4%	6%	40%	20%	6%	4%
2015 (ii)	11%	6%	7%	49%	19%	9%	(1%)
2014	16%	8%	12%	39%	16%	9%	

(i) As set out in note 1 to the Consolidated Financial Statements (page 136), the Group has seven reporting segments, including the newly formed Asia Division. For 2014, the Group had six reporting segments. Comparative amounts have been restated where necessary to reflect the new format for segmentation.
(ii) The operating profit as reported by CRH in 2015 is stated after €197 million of one-off charges related to the acquisition of LH Assets.

CRH Annual Report and Form 20-F | 2016

Finance Director’s Review 2016†

The overall trading backdrop in 2016 was positive with good momentum in both the Americas and Europe, albeit at different paces, supported by a good performance from the newly established Asia Division. In addition, our businesses benefited from favourable weather patterns in the Americas at the start of the year. With a relentless focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, good operational leverage underpinned improved margins and returns. Following the two major acquisitions of the LH Assets and CRL in the second half of 2015, the Group focused in 2016 on completing their integration, extracting synergies and on prudent financial management to return debt metrics to nomalised levels. With this focus, €89 million of synergies were realised while operating cash flow for the year amounted to €2.3 billion (2015: €2.2 billion) and year-end net debt finished at €5.3 billion bringing net debt/EBITDA (as defined)* to 1.7 times.

Key Components of 2016 Performance

Overall sales of €27.1 billion for the period were 15% ahead of 2015 reflecting the inclusion of full-year results from the two major acquisitions, while organic sales« from underlying operations were up 3%, reflecting positive momentum in the Group’s major markets.

An increase of 8% in the America’s sales reflected the inclusion of the Canadian element of the LH Assets and CRL. Notwithstanding this, organic sales from underlying operations increased 2% benefiting from favourable early weather with more normalised demand patterns experienced in the second half. Americas Materials benefited from stable federal funding underpinned by increased state spending and improved non-residential activity. At Americas Products, continued positive momentum in construction markets was supported by low interest rates and increasing employment, while Americas Distribution also benefited from the good underlying demand. With higher sales and good cost control, profits and margins improved in all three Americas segments.

In Europe total sales were up 20% compared with 2015 and organic sales were 4% ahead on the back of continued recovery in some key markets. In addition to the full-year contributions from the LH Assets in the UK and mainland Europe, Europe Heavyside faced a mixed backdrop, benefiting from a broad-based recovery in the Netherlands, Ireland, Finland and Ukraine with more subdued activity in Switzerland and Poland. Europe Lightside experienced strong demand in key markets while Europe Distribution benefited from improving demand in the Netherlands with a more challenging backdrop in Switzerland.

The Asia Division reflects results from the Philippines operations acquired as part of the LH Assets in the second half of 2015 together with CRH Asia’s divisional costs. Separately, the Group’s investments in India and China are equity accounted. In the Philippines, construction demand is supported by good economic growth, strong domestic consumption and low inflation. In India, a favourable economic backdrop continues to drive construction demand but pricing remains challenging while reduced construction activity in China had a negative impact on volumes and prices.

EBITDA (as defined)* for the year amounted to €3.1 billion, a 41% increase on 2015 and reported profit after tax was €1.3 billion (2015: €0.7 billion).

The euro strengthened versus most major currencies during 2016, particularly the Pound Sterling which weakened from an average 0.7258 in 2015 to 0.8195 in 2016. The effect of this was only partially offset by a small change in the average euro/US Dollar rate, which, despite strengthening towards the end of 2016, averaged 1.1069 for the year and was broadly similar to the prior year (2015: 1.1095). Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table on page 24. The average and year-end 2016 exchange rates of the major currencies impacting on the Group are set out on page 135.

The two major acquisitions (the LH Assets and CRL) account for the vast majority of the acquisition impact included in the table on page 24.

† See cautionary statement regarding forward-looking statements on page 97.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

« Details of how non-GAAP measures are calculated are set out on pages 213 to 215.

CRH Annual Report and Form 20-F | 2016

Finance Director’s Review 2016 - continued

Key Components of 2016 Performance

	Sales	EBITDA	Operating	Profit on	Finance	Assoc. and	Pre-tax
€ million	revenue	(as defined)*	profit	disposals	costs (net)	JV PAT (i)	profit

2015	23,635	2,219	1,277	101	(389)	44	1,033

Exchange effects	(333)	(29)	(11)	(7)	3	1	(14)

2015 at 2016 rates	23,302	2,190	1,266	94	(386)	45	1,019

Incremental impact in 2016 of:

- 2015/2016 acquisitions	3,624	546	337	-	(33)	2	306

- 2015/2016 divestments	(506)	(29)	(13)	(51)	3	(14)	(75)

- LH Assets integration costs (ii)	-	152	152	-	-	-	152

- Swiss fine	-	32	32	-	-	-	32

- Early bond redemption	-	-	-	-	38	-	38

- Organic	684	239	253	12	(5)	9	269

2016	27,104	3,130	2,027	55	(383)	42	1,741

% Total change	15%	41%	59%				69%

% Organic change	3%	11%	20%				26%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.

(ii)	LH Assets integration costs of €45 million were incurred in 2016 (2015: €197 million).

Liquidity and Capital Resources – 2016 compared with 2015

The comments that follow refer to the major components of the Group’s cash flows for 2016 and 2015 as shown in the Consolidated Statement of Cash Flows on page 124.

As noted already, following the significant acquisition spend in 2015, prudent financial management to return debt metrics to normalised levels was a key objective for 2016. The Group focused on working capital in particular, and operating cash flow increased to €2.3 billion (2015: €2.2 billion). Year-end working capital of €2.1 billion represented just 7.8% of sales (2015: 8.9%). This performance delivered a net positive movement (inflow) for the year of €56 million (2015: €585 million). CRH believes that its current working capital is sufficient for the Group’s present requirements.

Strong control of spending on property, plant and equipment concentrating on markets and businesses with increased demand backdrop and efficiency requirements resulted in lower cash outflows of €853 million (2015: €882 million), with spend in 2016 representing 85% of depreciation (2015: 105%).

During the year the Group spent €213 million on 24 bolt-on transactions (2015: €7.4 billion) which was financed by divestment and disposal proceeds of €283 million (net of cash disposed and deferred proceeds) (2015: €889 million).

Cash dividend payments of €360 million (2015: €383 million) reflect the Group’s continued focus on returns to shareholders. Net proceeds of €52 million from share issues in 2016 is significantly less than 2015 proceeds of €1.6 billion due to the 74 million shares placed in February of that year.

Year-end interest-bearing loans and borrowings decreased by €1.4 billion to €7.8 billion (2015: €9.2 billion). The strengthening of the US Dollar versus the euro at 31 December 2016 (versus 31 December 2015) had a negative impact on net debt, but this was offset by the positive translation impact of a weakening Pound Sterling, such that the net translation impact was broadly neutral.

Reflecting all these movements, net debt of €5.3 billion at 31 December 2016 was €1.3 billion lower than year-end 2015. The Group is in a good financial position. It is well funded and net interest cover (EBITDA (as defined)*/net debt related interest costs) is 9.9x. As set out in note 23 to the Consolidated Financial Statements the Group is significantly in excess of the minimum requirements of its covenant agreements.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

The Group successfully completed one eurobond issue in 2016, raising €600 million in October through the issue of a 12-year bond with a coupon of 1.375%, our longest tenor in the Eurobond market and a historical low rate for the Group. Proceeds from the bond were partly used to repay the remaining bank term loan financing put in place to fund the purchase of the LH Assets.

The bond issue reflects CRH’s commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2016 with total liquidity of €5.5 billion comprising almost €2.5 billion of cash and cash equivalents on hand and €3.0 billion of undrawn committed facilities, €2.7 billion of which do not mature until 2021. At year-end the cash balances were enough to meet all maturing debt obligations for the next 4.3 years and the weighted average maturity of the remaining term debt was 10.1 years.

Contractual obligations and Off-Balance Sheet arrangements are disclosed on page 216 of this Annual Report and Form 20-F.

Segmental Reviews

The sections on pages 28 to 55 outline the scale of CRH’s business in 2016, and provide a more detailed review of performance in each of CRH’s reporting segments. As set out in note 1 to the Consolidated Financial Statements (page 136), following the integration of the LH Assets, the Group has seven reporting segments, including Asia. Comparative amounts have been restated where necessary to reflect the new format for segmentation.

Development Review

2016

During 2016, the Group completed 21 bolt-on acquisitions and three investment transactions for a total spend of €213 million (including deferred and contingent consideration in respect of prior year acquisitions).

In Europe, eight acquisitions and two investments with a total spend of c. €43 million were completed. Our Heavyside business acquired 11 readymixed concrete plants in the UK, three quarries in Ireland, an aggregates terminal in Belgium and entered into a sand & gravel joint venture in France, adding reserves of 11 million tonnes. Further investments were also made to buy out a minority position in Spain and add to an existing joint venture in Ireland. Our Lightside Division completed two acquisitions in the UK: a supplier of composite products, which is highly complementary to our Network Access Products business, and a strategic bolt-on to our UK shutters business. The Distribution Division acquired a small builders merchant in Austria.

In the Americas, c. €170 million was spent on 13 acquisitions and one investment. Our Materials Division completed eight bolt-on acquisitions and one investment in 2016. The principal acquisition was of a significant aggregates and asphalt operation in Utah. Seven further bolt-on acquisitions in New Mexico, New Jersey, Michigan, Ohio, Washington and Canada were completed. In total 93 million tonnes of permitted reserves were added during the year. The Products Division completed five acquisitions, the largest of which was of a Canadian exterior surfaces company which is a strong addition to the core hardscape business of our Architectural Products Group (APG). Three precast bolt-on operations were acquired in Colorado, Louisiana and California. Finally, a glass hardware company was added in Perth, Australia, which will significantly enhance our CRL operations in Western Australia.

On the divestment front, the Group completed 13 transactions and realised total business and asset disposal proceeds of €283 million.

Business divestments during the year generated net proceeds of €123 million. In Europe, our Distribution Division disposed of a roofing products company in the Netherlands while the Heavyside business divested a precast concrete operation in Poland, a small aggregates business in Switzerland and a roof tile operation in Romania. Two small joint venture holdings in France and Germany were also divested. The Americas Materials Division disposed of select aggregates and asphalt operations in Missouri, a small waterproofing business in Michigan and a readymixed concrete operation in Iowa/Minnesota. Certain aggregates assets in Oregon/Montana were also disposed in a cash neutral swap. Finally, our Americas Products Division disposed of a pavement products operation in North Carolina, certain precast operations in Canada and the assets of a burial vaults business. In addition to these business divestments, the Group realised proceeds of €160 million from the disposal of surplus property, plant and equipment.

CRH Annual Report and Form 20-F | 2016

Finance Director’s Review 2015

2015 was a year of growth for CRH, with continued positive momentum in the Americas and more mixed market conditions in Europe. The Group also benefited from more normal weather patterns in the Americas at the start of 2015 compared with 2014 and favourable conditions through to the end of 2015 in all markets. The post-acquisition contribution from the LH Assets was ahead of expectations. The Group continued to focus on cash generation with operating cash flow for 2015 amounting to €2.2 billion (2014: €1.2 billion) and year-end 2015 net debt finished at €6.6 billion. This was achieved with significant acquisition spend of almost €8 billion being partly offset by the strong cash inflows from operations, net proceeds from disposals of €889 million and a net €1.6 billion from shares issues, relating to the 74 million shares placed in February 2015.

Key Components of 2015 Performance

Reported sales of €23.6 billion for 2015 were 25% ahead of 2014. On a like-for-like basis, excluding the impact of acquisitions,

divestments and the benefit of positive currency impacts, 2015 sales were 3% higher than 2014. An increase of 6% in the Americas reflected the continued positive momentum in construction markets, while 2015 like-for-like sales in Europe were broadly in line with 2014. Group profits and margins increased with good operating leverage also delivered. Overall EBITDA (as defined)* in the Americas was 52% ahead of 2014, with our European operations delivering EBITDA (as defined)* growth of 10%.

Group profit after tax for 2015, including the contribution from the newly formed Asia Division, amounted to €0.7 billion, a 25% increase on 2014.

During 2015, most major currencies strengthened in value compared with the euro, the US Dollar strengthened 20% from an average of 1.33 versus the euro in 2014 to an average of 1.11 in 2015, while the Swiss Franc strengthened from an average of 1.21 in 2014 to 1.07 in 2015. These movements, partly offset by the weakening of certain other currencies, particularly the Ukrainian Hryvnia, resulted in a favourable foreign currency translation impact on our results; this is the principal factor behind the exchange effects shown in the table below. The average and year-end 2015 exchange rates of the major currencies impacting on the Group are set out on page 135.

We continued to advance the significant cost reduction initiatives which were progressively implemented since 2007 and which by year-end 2015 had generated cumulative annualised savings of over €2.5 billion. Total restructuring costs associated with these initiatives (which generated gross savings of €110 million in 2015) amounted to €29 million in 2015 (2014: €51 million).

Key Components of 2015 Performance

	Sales	EBITDA	Operating	Profit on	Finance	Assoc. and	Pre-tax
€ million	revenue	(as defined)*	profit	disposals	costs (net)	JV PAT (i)	profit

2014	18,912	1,641	917	77	(288)	55	761

Exchange effects	2,198	218	137	6	(27)	4	120

2014 at 2015 rates	21,110	1,859	1,054	83	(315)	59	881

Incremental impact in 2015 of:

- 2014/2015 acquisitions	2,738	412	225	-	(50)	1	176

- 2014/2015 divestments	(855)	(100)	(69)	20	6	(10)	(53)

- LH Assets integration costs	-	(197)	(197)	-	-	-	(197)

- Swiss fine	-	(32)	(32)	-	-	-	(32)

- Early bond redemption	-	-	-	-	(38)	-	(38)

- Organic	642	277	296	(2)	8	(6)	296

2015	23,635	2,219	1,277	101	(389)	44	1,033

% Total change	25%	35%	39%				36%

% Organic change	3%	15%	28%				34%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Liquidity and Capital Resources – 2015 compared with 2014

The comments that follow refer to the major components of the Group’s cash flows in 2015 and 2014 as shown in the Consolidated Statement of Cash Flows on page 124.

Throughout 2015 the Group remained focused on cash management, targeting in particular working capital, and operating cash flow increased to €2.2 billion (2014: €1.2 billion). Year-end 2015 working capital of €2.1 billion represented just 8.9% of sales, an improvement compared with year-end 2014 (10.6%). This performance delivered a net positive movement (inflow) for 2015 of €585 million (2014: €35 million).

Controlled spending on property, plant and equipment, focusing on markets and businesses with increased demand backdrop and efficiency requirements, particularly the Americas, resulted in increased cash outflows of €882 million (2014: €435 million), with spend in 2015 representing 105% of depreciation (2014: 69%). Capital expenditure in the acquired LH Assets businesses amounted to €155 million in the post-acquisition period (95% of depreciation), while the currency translation impact due to the weakening euro was €85 million.

During 2015 the Group spent €7.4 billion (excluding net debt arising on acquisition) on 20 bolt-on transactions together with acquisition of the LH Assets and CRL (2014: €181 million) which was partly offset by divestment and disposal proceeds of €889 million (net of cash disposed and deferred proceeds) (2014: €345 million).

Cash dividend payments of €383 million (2014: €357 million) and net proceeds of €1.6 billion (2014: nil) from share issues (relating to the 74 million shares placed in February 2015) reflected the Group’s focus on balanced financing and returns to shareholders.

Development Review

2015 and 2014

2015

In 2015, the Group completed 20 bolt-on acquisition and investment transactions. These deals, together with the acquisition of the LH Assets, the CRL acquisition and net deferred consideration payments, brought development spend for 2015 to approximately €8 billion (including debt arising in acquired companies).

In Europe, four bolt-on acquisitions and one investment with a total cost of €20 million were completed. Our Lightside business completed one acquisition in Australia and a small further investment in the Netherlands, accelerating the introduction of the Cubis network access chamber range to Australia’s growing market. Our Heavyside operations set up a new joint venture with its existing readymixed concrete operations in St. Petersburg, Russia in addition to acquiring a concrete paviour production plant in Poland. Our Distribution business acquired the plumbing operations of a steel and tool merchant in the Bern area of Switzerland.

Ten bolt-on acquisitions and two investments were completed by our Americas Materials Division in 2015 adding over 253 million tonnes of aggregates reserves. Our Americas Products Division completed three transactions in 2015 adding annualised sales of US$55 million.

A total of 30 divestments, together with asset disposals generated proceeds of €1 billion in 2015; the largest of which was the sale of the clay and concrete products operations in the UK and the Group’s clay business in the US for €0.43 billion.

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

Our Products Division sold six operations across the US, including the disposal of Merchants Metals, a national distributor of fencing systems and perimeter control products. The Products Division also divested of all of its businesses in Argentina and Chile.

2014

Total acquisition and investment activity for 2014 amounted to €188 million (including debt arising in acquired companies) on a total of 21 bolt-on transactions. Our Heavyside operations in Europe acquired selected readymixed concrete and aggregates assets of Cemex Ireland (including 12 million tonnes of high quality reserves) and a precast concrete business in Denmark. Our Europe Distribution business completed six acquisitions in the Benelux, France and Germany which added a total of nine branches to our network.

Eight bolt-on acquisitions were completed by our Americas Materials Division in 2014 across the US adding over 230 million tonnes of aggregates reserves. Our Americas Products Division completed five transactions in the Precast, Architectural Products and Construction Accessories businesses.

A total of 16 divestments, together with asset disposals, generated proceeds of €345 million in 2014.

In Europe, the disposal of CRH’s 50% equity stake in Denizli Çimento, the Group’s only involvement in the Turkish construction market, was the largest single divestment completed in 2014, realising proceeds of €170 million. The Heavyside Division also disposed of a number of readymixed concrete and concrete products businesses, while all three European Divisions realised proceeds from the disposal of surplus assets. As most of the divested entities had been equity accounted by CRH, the impact of these divestments on 2014 Group sales was not material.

In the Americas, our Materials Division disposed of several non-core operations across the US. The Products Division sold five operations in the Precast, Architectural Products and BuildingEnvelope® businesses.

27

A worker atop the 37-storey Fairmont Hotel in downtown Austin, Texas. Oldcastle Materials supplied 42,500m^3 of concrete for the construction of the luxury hotel.

CRH Annual Report and Form 20-F | 2016

Europe Heavyside

The Europe Heavyside Division comprises aggregates, asphalt, cement and concrete operations. With market leading positions and a wide geographic reach, our goal is to be the leading vertically integrated heavyside business in Europe.

What we do:

Europe Heavyside’s vertically integrated business is founded in resource-backed cement and aggregates assets, which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Our portfolio is managed through a focus on value creation, with a strong pipeline of opportunities across regions, including emerging markets in Eastern Europe that offer long-term growth potential. With a balanced approach to demand exposure and product penetration and through maximising the benefits of scale and best practice, our business is well differentiated in the marketplace.

How we create value:

We place great emphasis on performance improvement initiatives across the business and seek to create value through optimisation of the asset base, maximising Group synergies and leveraging commercial and operational excellence. The scale of our operations provides economies in purchasing and logistics management. Our commitment to sustainability is evidenced by extensive use of alternative fuels and the manufacture of low carbon cements. Enhanced alignment and collaboration leads to value creation throughout our extensive network of well-invested facilities.

Our development strategy is focused on identifying and integrating bolt-on acquisitions for synergies, reserves and further vertical integration, in addition to opportunities in contiguous regions to extend and strengthen regional positions.

How we are structured:

With effect from the beginning of 2016, the Division is organised into six primarily geographical regions to leverage market synergies and economies of scale, with a small number of central support functions. The regions are 1) Tarmac (UK); 2) UK Cement & Lime, Ireland and Spain; 3) France, Benelux and Denmark; 4) Switzerland and Germany; 5) North East: Finland, Estonia, Poland, Ukraine; 6) South East: Hungary, Romania, Serbia and Slovakia. Europe Heavyside employs over 27,000 people at close to 1,250 locations.

Aggregates

Aggregates are naturally occurring mineral deposits such as granite, limestone and sandstone. Our Europe Heavyside businesses extract these deposits and process them for sale. They are supplied as a range of aggregates products principally for use in general construction and civil engineering projects and are also used in a variety of additional CRH product lines including asphalt and readymixed concrete. Recycled concrete also increasingly features as an aggregate. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 218 and 219.

Cement

Cement is a primary building material used in the construction industry. It is used principally as an agent to bind other materials together. Most commonly it is mixed with sand, stone or other aggregates and water to form concrete. Europe Heavyside has cement operations in 15 countries across Europe. Cement customers are mainly concrete producers, including CRH concrete operations and builders merchants supplying construction contractors and others. While cement may be imported from other countries, competition comes mainly from other large cement producers located within each country.

Lime Europe Heavyside’s Lime businesses produce and supply a wide range of specialist products for the agricultural, environmental, industrial and construction sectors.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2016 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Geography, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2016

Products and Services Locations

Annualised Sales Volumes†: Cement: 26.0m tonnes; Aggregates: 114.0m tonnes (118.5m tonnes††); Asphalt: 10.4m tonnes; Readymixed Concrete: 16.1m m3; Lime: 1.5m tonnes;

                                                        Concrete Products and Architectural Concrete: 13.1m tonnes

Readymixed Concrete

Readymixed concrete is a highly versatile building material comprised of aggregates bound together with cement and water. Europe Heavyside’s businesses sell annual volumes of over 16 million cubic metres, manufactured mainly at locations with aggregates on site, and delivered to construction sites in fluid form.

Concrete Products

In addition to readymixed concrete, CRH manufactures other concrete products for two principal end-uses: pavers, tiles and blocks for architectural use, and floor and wall elements, beams and vaults for structural use.

Principal raw materials include cement, crushed stone and sand and gravel, all of which are readily available locally. Readymixed concrete and concrete products (manufactured mainly at locations with aggregates on site and including block, masonry, pipe, rooftiles and paving) are sold to both the public and private construction sectors. Competition comes mainly from other readymixed concrete and concrete products producers, as well as from a variety of smaller manufacturers in local economies.

Asphalt

Asphalt is the primary building material used in road surfacing and other infrastructure including airport runways. It consists of aggregates bound together with bitumen, a by-product of the oil industry. Europe Heavyside’s businesses in the UK (under the Tarmac brand), Ireland, Poland and Switzerland are involved in the production and supply of asphalt. Customers are typically government and local authorities involved in the construction and maintenance of national road networks.

  † Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes sold.

†† Including equity accounted investments.

CRH Annual Report and Form 20-F | 2016

Operations Review - Europe Heavyside

Prior Year 2015

Results			Analysis of change

€ million	2014	Exchange	Acquisitions	Divestments	LH Costs	Organic	2015	% change

Sales revenue	3,929	+89	+1,654	-386	-	-30	5,256	+34%
EBITDA (as defined)*	380	+9	+234	-62	-108	+7	460	+21%
Operating profit	151	+7	+108	-45	-108	+22	135	-11%
EBITDA (as defined)*/sales	9.7%						8.8%
Operating profit/sales	3.8%						2.6%
3⁄4

LH integration costs of €121 million and reclassification of head office costs of €13 million

2015 was characterised by mixed trends across our major European markets with challenging market conditions in our businesses in Switzerland, France, Germany and Finland offsetting increased activity in Ireland, Poland, Denmark and the Netherlands. As a result, like-for-like sales for the year were slightly behind 2014, with like-for-like EBITDA (as defined)* broadly in line with 2014 due to ongoing cost savings initiatives and improved capacity utilisation. While reported margins for 2015 were behind 2014, margins for Heavyside excluding LH costs, were ahead of 2014.

Post-acquisition trading results for the European LH Assets acquired in July 2015 were ahead of expectation. Strong performances were reported in the UK, Romania, Serbia, Hungary and Slovakia driving solid sales and operating profit performance. More challenging market conditions were experienced in France and Germany.

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

In Belgium, our cement and readymixed concrete businesses continued to face competitive trading conditions while curtailed public spending and lower exports to France affected our landscaping business in particular. Our structural concrete business saw some improvement in sales, however operating profit was flat. Construction activity in the Netherlands improved, mainly due to strong growth in the residential market. This was reflected in sales and operating profit growth in our structural concrete business. While sales of other products were adversely impacted by the competitive trading environment, ongoing cost reduction programmes resulted in improved operating profit.

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

Overall, the macro-economic situation in Spain stabilised but there were some regional variations. In the regions in which we operate, both cement and readymixed concrete volumes were under pressure with difficult trading conditions, resulting in sales below 2014. However, operating results showed improvement due to ongoing cost reductions.

Volumes in our concrete products businesses in Germany and France were under pressure as lower government spending contributed to subdued construction markets. While sales declined, the effect on operating profit was moderate due to vigorous implementation of cost reduction programmes. Our French cement and readymixed concrete operations, acquired in July 2015 as part of the LH Assets transaction, faced difficult conditions as continued market slowdown resulted in an 8% decline in cement market volumes for the year. The challenging market conditions also negatively impacted prices. A focus on cost reduction initiatives across all product lines limited the operating profit impact. Cement volumes for our German operation, acquired as part of the same transaction in July 2015, were also under pressure reflecting a combination of regional market declines and project delays with a resultant impact on cement prices which were slightly lower than expected in 2015.

Construction activity in the UK showed strong growth trends in 2015 with the pace moderating slightly in the second half of the year. This positive backdrop was reflected in sales volumes and price growth in all our major business lines. Lower input costs also contributed to a strong operating profit performance.

Eastern Europe

In Poland, cement volumes improved, with growing momentum in the second half of 2015; however prices remained under pressure with overcapacity in the market. Both sales and operating profit were ahead of 2014 with the benefit of cost savings, disposal of non-performing assets and increased readymixed concrete activity. Construction activity in Finland was somewhat down in 2015, and our cement operations reported a 6% decline in volumes, with pricing also under pressure. Readymixed concrete volumes were also lower than 2014 while aggregates and the concrete products businesses benefited from a number of large projects. With the benefit of cost and efficiency initiatives, overall operating profit was ahead of 2014.

In Ukraine our cement volumes were 2% ahead of 2014, with volume growth of 8% in the second half of 2015 compensating for a slower start to 2015. Local inflation negatively impacted input costs and operating profit was lower than 2014 impacted by the weakening of the local currency.

Construction activity in Romania increased in 2015 driven by residential and non-residential market growth. This positive growth drove strong sales and operating profit performance in the period following the acquisition of the LH Assets.

EBITDA (as defined)* margins in Serbia were strong; however, pricing was challenging due to overcapacity and import pressure. Our operations in Hungary and Slovakia traded favourably, supported by a modest recovery in construction activity in this region.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Current Year 2016

Results			Analysis of change

€ million	2015	Exchange	Acquisitions	Divestments	LH Costs	Organic	2016	% change

Sales revenue	5,256	-228	+2,129	-111	-	+350	7,396	+41%
EBITDA (as defined)*	460	-21	+299	-11	+89	-2	814	+77%
Operating profit	135	-8	+183	-7	+89	+5	397	+194%
EBITDA (as defined)*/sales	8.8%						11.0%
Operating profit/sales	2.6%						5.4%

LH integration costs of €32 million were incurred in 2016 (2015: €121 million)

Trends remained mixed across our major European markets in 2016 with more challenging conditions in our businesses in Switzerland and Poland contrasted by evident market recovery in Ireland, Ukraine, Finland and the Netherlands. Sales and operating profit were well ahead of 2015, reflecting stable results in our heritage businesses and a full year’s trading and synergy benefits of 2015 acquisitions. Organic profit in the heritage businesses was assisted by volume improvements and by ongoing cost saving and efficiency measures which largely offset the impact of a challenging pricing environment in some of our key markets.

The segment was organised into six primarily geographical regions at the beginning of 2016, and the commentary below reflects this new organisation.

Tarmac (UK)

With a full year of trading included in the results, volumes in our aggregates and readymixed concrete business lines in the UK grew in 2016 against a stable construction backdrop. Price increases were achieved in all products except asphalt where the impact of lower prices was compensated by lower input (bitumen) costs. Despite recent uncertainty surrounding the UK construction market in light of the decision of the electorate in June to exit the European Union, 2016 was a year of progress for Tarmac.

UK Cement & Lime, Ireland and Spain

Despite an overall backdrop of modest growth in the cement market, the UK Cement & Lime operations delivered strong volumes and prices in all product categories. Together with the Irish and Spanish cement businesses, the focus on network optimisation resulted in the achievement of synergies in 2016.

In Ireland, while cement volumes grew strongly (18%), domestic pricing in particular remained under pressure due to overcapacity in the market. With the benefit of improved cement pricing on exports to the UK, stronger overall volumes and improved domestic concrete and aggregates prices, operating profit was ahead of 2015.

In Spain, the macro-economic situation remained weak but stable, with some regional recovery. Prices remained under pressure, and despite some improvement in cement and readymixed concrete volumes, operating profit was lower than last year.

France, Benelux

and Denmark

Our French cement operations delivered growth in volumes, primarily due to the inclusion of a full year of ownership of the LH Assets, as well as the positive impact of synergies with CRH heritage businesses and a modest recovery in the cement market, although prices remained under pressure due to strong competition and overcapacity. Continued challenging pricing also impacted our precast business in France, although a focus on cost reduction initiatives across the business more than offset the underlying operating profit impact.

In the Netherlands, strong recovery of the residential market and an increase in centrally funded infrastructure projects delivered higher volumes in our readymixed and structural concrete operations. Readymixed concrete prices remained under continued pressure. There was some improvement in volumes and prices in Belgium.

In Denmark, with the benefit of a strong non-residential market and a year of growth in new residential construction, both volumes and prices in our structural business improved. Sales and operating profit were well ahead of 2015.

Switzerland and Germany

Stable economic and construction output combined with an early start to the season in Switzerland led to growth in readymixed concrete volumes. However, cement prices declined against a backdrop of continued pricing pressure arising from imports, and sales and operating profit were below 2015.

Strong cement volumes in our German operations reflected a full year of ownership of the LH Assets and growth in construction output, boosted mainly by new build multi-family housing. However, pricing remained under pressure in both our cement and concrete landscaping products businesses.

North East

In Poland, weaker than expected activity adversely affected pricing in our cement, readymixed concrete and paving products. Both sales and operating profit were behind prior year due to the significant decline in cement volumes year-on-year.

In Finland construction activity recovered strongly in 2016, and all our product categories reported growth in volumes; pricing remained under pressure due to overcapacity in readymixed concrete and increased cement imports. With the benefit of continued cost and efficiency initiatives, overall operating profit was ahead of 2015.

Despite the ongoing political conflict, construction activity in Ukraine increased year-on-year and our operations delivered strong trading, and operating profit was ahead of 2015. Cement volumes were up 11%, with prices also increasing during the year. Inflation stabilised somewhat, positively impacting costs and operating profit.

South East

After a promising start, 2016 was a mixed year in Romania, and mid-year construction activity slowed as a result of lower government spending and unfavourable weather conditions.

Continued strong growth in volumes and prices was delivered by our cement operations in Serbia due to ongoing large motorway projects in the south of the country. Similar to 2015, overcapacity and import pressure remained a threat in the region.

Although both Hungary and Slovakia experienced a drop in infrastructure spend, growth was solid in the residential market, with improved cement volumes and prices.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Europe Lightside

The Europe Lightside Division manufactures and supplies high-value, innovative products and solutions for customers in global construction markets.

What we do:

Our strategy is to build and grow scalable businesses, balanced across a range of products, geographies and end-use sectors. We operate a portfolio of platforms which focus on increasing the penetration of our range of value-added products, and create competitive advantage through strong customer relationships, brand leadership and service.

Customer intimacy, product and process innovation and the relative ease with which our products can be transported long distances, are all key features of this Division’s business.

Our development strategy is to deepen our positions in existing business platforms in developed Europe, to broaden our differentiated product portfolio through selected new growth platforms that are exposed to attractive global megatrends, and to expand our presence in developing regions as construction markets in those regions become more sophisticated. This strategy complements CRH’s aim to provide innovative solutions that meet the longer-term opportunities presented by economic development, changing demographics and sustainability.

How we create value:

We realise commercial, operational and procurement synergies across the wider CRH network to benefit from scale and best practice, and we leverage a range of flagship brands at a regional, European and global level. There is a continuous focus on product innovation and development and we work with specialist end-users, such as architects and engineers, to develop design-solutions that are approved and certified for individual target markets.

We draw upon an established record of enabling mature and high-growth businesses to expand their offerings and develop their markets. Lightside has consistently achieved attractive returns; this reflects active, balanced management of our product range and our geographic and business cycle exposures.

How we are structured:

The Division is organised into three business areas: Construction Accessories, Shutters & Awnings and Perimeter Protection & Network Access Products. Employees total approximately 4,600 at over 100 locations.

Construction Accessories

CRH’s Construction Accessories business is a leading global manufacturer and supplier of high-value innovative products and engineered solutions for challenging construction projects.

Construction Accessories products include a broad range of engineered anchoring, fixing and connection solutions as well as lifting systems, formwork accessories and general accessories for construction applications.

Construction Accessories products have been specified and used in many high-profile projects including skyscrapers, stadiums and infrastructure developments.

From our manufacturing footprint located mostly in Northern Europe, we export products across the world, targeting large-scale projects through project specification.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2016 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Products, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2016

Products and Services Locations

Perimeter Protection & Network Access Products

Our Perimeter Protection business designs, manufactures and installs fully integrated outdoor security and detection solutions. This includes permanent fencing, mobile fencing for building site security and event management and perimeter intrusion detection systems (PIDs).

The Network Access Products operation designs and manufactures technical systems for the access and protection of buried and above ground infrastructure, including composite access chambers and covers, walk-in kiosks and meter boxes. Due to the lightweight composite design, these products offer a time-saving alternative to traditional methods of construction.

Shutters & Awnings

The Shutters & Awnings business designs, manufactures and supplies roller shutters, awnings, terrace roofs and related products for sun protection and outdoor living. Our companies offer energy-efficient products and solutions which contribute to a secure, sustainable and comfortable environment.

Shutters & Awnings is well positioned to take advantage of a number of trends in the European building industry such as higher RMI spending, energy-efficiency, heightened security concerns, outdoor living and the emergence of “smart” homes.

CRH Annual Report and Form 20-F | 2016

Operations Review - Europe Lightside

Prior Year 2015

Results		Analysis of change
€ million	2014	Exchange	Acquisitions	Organic	2015	% change
Sales revenue	913	+33	+12	+3	961	+5%
EBITDA (as defined)*	94	+4	-	+2	100	+6%
Operating profit	71	+4	-	-	75	+6%
EBITDA (as defined)*/sales	10.3%				10.4%
Operating profit/sales	7.8%				7.8%

The business saw further growth in 2015 with total sales 5% ahead of 2014, reflecting a good performance in key markets and the benefit of favourable weather conditions in the second half of 2015. The UK market experienced growth, particularly in residential construction. Market circumstances in France and the Netherlands were challenging, while overall activity in Germany, Belgium and Switzerland was relatively stable. Export markets outside of Europe were robust. With the benefit of new product innovation and process improvements, operating profit was ahead of 2014.

Construction Accessories

Construction Accessories supplies a broad range of connecting, fixing and anchor systems to the construction industry. Like-for-like sales grew by 2% in 2015, with an increase in operating profit. Engineered Accessories benefited from new product innovation and favourable market conditions in the UK. Our businesses in Germany and the UK continued to deliver growth in operating profit in 2015. Our Swiss business recorded stable sales and profits in spite of the negative exchange rate impact on market demand. Results for the Building Site Accessories division were mixed, with a satisfactory performance in the UK, Belgium, the Netherlands and Spain offset by more difficult trading in Germany and France. The German Building Site Accessories business was divested at the end of 2015. Our Southeast Asia business was affected by more difficult trading conditions and exchange rate effects but recorded an improvement in operating profit.

Shutters & Awnings

Shutters & Awnings is focused on the attractive RMI and residential end-use segments. Overall, like-for-like sales increased by 4% and the business achieved higher operating profit in 2015. Our German Awnings businesses benefited from the introduction of new products and favourable weather conditions, and recorded significant growth in both sales and profits. The German Shutters business recorded stable sales and substantially higher profits in 2015 as a result of previous restructuring measures. The UK business also showed improved sales and margins. Our business in the Netherlands recorded a stable and satisfactory performance in a relatively flat RMI market.

Perimeter Protection & Network Access Products

Our Permanent Fencing business experienced difficult trading conditions, especially in the non-residential markets in the Netherlands and Germany and some export markets in 2015. Profits were also affected by restructuring measures in Germany. Against a backdrop of mixed markets, Mobile Fencing recorded strong growth in sales and profits through various commercial and operational excellence measures. The innovation focused Network Access Products business had another good year despite some challenges in France, increasing sales and operating profits due to strong UK demand and a positive contribution from a newly acquired business in Australia.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Current Year 2016

Results		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	Organic	2016	% change
Sales revenue	961	-28	+30	-50	+28	941	-2%
EBITDA (as defined)*	100	-4	+2	-3	+9	104	+4%
Operating profit	75	-4	+2	-1	+9	81	+8%
EBITDA (as defined)*/sales	10.4%					11.1%
Operating profit/sales	7.8%					8.6%

Although reported sales declined 2% driven by exchange and divestments, 2016 was a year of good underlying sales growth for Europe Lightside due to strong performances in key markets combined with some favourable weather patterns in the first-half of the year. Our UK-based businesses continued to benefit from strong activity levels, with a robust residential construction sector in particular. In the Netherlands and France, recovery in construction activity was evident. Swiss market circumstances were challenging, while Germany and Belgium were ahead. Operating profit increased through a combination of growing demand, continuous product innovation, delivery on cost optimisation initiatives and margin expansion activities.

Construction Accessories

Like-for-like sales in the Construction Accessories platform grew by 5%, mainly resulting from a combination of continued innovation in key product lines and strong demand in some of our main markets, such as the UK and Germany. While competitive pressure in Switzerland intensified, activity levels in our other European markets and Australia picked up, resulting in strong organic growth across the platform. Our Southeast Asia business recorded a solid performance despite challenging trading conditions. Overall operating profit progressed well, reflecting a combination of organic sales growth and the positive impact arising from internal efficiency improvement initiatives undertaken during the year.

Shutters & Awnings

The Shutters & Awnings business recorded flat like-for-like sales in 2016. The German Awnings business saw an increase in sales through a combination of benign weather patterns and the introduction of a number of new products to the market. The German Shutters business delivered a solid performance in relatively flat markets, increasing profitability as a result of the impact of continued performance optimisation measures. The UK business reported a stable organic performance, which was further aided by a complementary acquisition. Despite a decline in like-for-like sales, the Netherlands showed solid profit performance as margins increased in a competitive environment.

Perimeter Protection & Network Access Products

The permanent Perimeter Protection business saw a decline in sales, but still showed improvement in performance and continued progress following the restructuring of both its German and UK businesses. Our mobile fencing operation benefited from good demand particularly in its export business with a resultant increase in sales and profitability. Network Access Products, with operations in the UK, Ireland and Australia and a broad export base, recorded an increase in both organic sales and operating profit through positive demand trends in the UK market in particular. Results were also supported by a positive contribution from its newly acquired UK-based business.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Europe Distribution

Through its Europe Distribution Division, CRH distributes building materials to professional builders, specialist heating and plumbing contractors, and DIY customers through a network of trusted local and regional brands.

What we do:

Europe Distribution is active in the trading of a range of building materials, catering to different local markets and varied customer groups.

Our development strategy is to increase the network density of our existing businesses in our core European markets, while also investing in new platforms in other attractive segments of building materials distribution. Substantial opportunities remain to expand our existing network in core European markets and to establish new platforms aimed at increasing our exposure to growing RMI market demand.

How we create value:

We operate a portfolio of local brands that focus on building deep customer relationships through quality of service, reliability and focused propositions aimed at selected market segments. We innovate around the changing needs of our customers through the introduction of additional product categories, new formats and technology in our offerings.

Expertise across our business segments is leveraged to optimise the supply chain, with just-in-time logistics, a category-management-based approach to procurement and focused IT systems.

How we are structured:

The Division is active in three business areas: General Builders Merchants (GBM), Sanitary, Heating and Plumbing (SHAP), and DIY (Do-It-Yourself). CRH holds a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region.

Europe Distribution employs approximately 11,000 people at over 650 locations.

General Builders

Merchants (GBM)

GBM distributes heavy building materials and a wide range of other products to a professional customer base, mainly small and medium sized builders from 345 (505†) locations. Europe Distribution has strong regional positions in GBM, based on a comprehensive branch coverage, wide product offering and high stock availability.

Sanitary, Heating & Plumbing (SHAP)

SHAP businesses specialise in servicing the needs of plumbers and heating, gas, water, and ventilation technicians at 132 locations. The businesses are organised around public-facing showrooms to facilitate product choice, central warehousing and a wide network of locations for installers to collect or co-ordinate delivery.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2016 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Activities, sector exposure and end-use balance are based on sales.

† Including equity accounted investments.

CRH Annual Report and Form 20-F | 2016

Products and Services Locations

DIY (Do-It-Yourself)

Addressing the residential RMI segment, our DIY business sells decorative and home improvement products direct to the consumer from 197 (243†) easily-accessible retail locations. The DIY platform in Europe operates under four different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany) and Maxmat joint venture (Portugal).

† including equity accounted investments.

CRH Annual Report and Form 20-F | 2016

Operations Review - Europe Distribution

Prior Year 2015

Results		Analysis of change
€ million	2014	Exchange	Acquisitions	Swiss Fine	Organic	2015	% change
Sales revenue	3,999	+153	+27	-	-21	4,158	+4%
EBITDA (as defined)*	190	+8	+1	-32	+4	171	-10%
Operating profit	112	+5	-	-32	+9	94	-16%
EBITDA (as defined)*/sales	4.8%					4.1%
Operating profit/sales	2.8%					2.3%

The market backdrop for Distribution in 2015 was mixed, with improving sentiment in the Netherlands partly offset by weaker markets in France and Switzerland, leaving full-year organic sales flat on 2014. Swiss sales in particular were negatively impacted by a softening residential market and exchange rate movements. Encouraging sales in our Dutch businesses were driven by a recovery in new residential markets together with commercial excellence initiatives to drive market share growth, particularly in our general merchants business. Excluding the impact of the provision for the Swiss Competition Commission fine of €32 million, overall profitability was ahead of 2014 with performance improvement and cost savings measures offsetting challenging markets.

General Builders Merchants

Like-for-like results for our wholly-owned General Builders Merchants business were slightly behind 2014 with pricing pressure in competitive markets a feature in 2015. Sales ended slightly behind 2014 partly due to strong prior year comparatives which benefited from very mild weather in Q1 2014. Our Swiss business experienced a difficult market environment in 2015 due to a softening of residential activity and the negative market impact of the Swiss National Bank decision in early 2015 to unpeg the Swiss Franc from the euro. Margin improvement initiatives together with cost savings measures helped protect profits to leave results only slightly behind 2014. Sales growth in our Dutch businesses were driven by a recovering new residential market in addition to commercial excellence initiatives to capture market share growth. Strong leverage on these higher sales coming from margin improvement measures (e.g. procurement initiatives, private label growth) and cost savings delivered operating profit progress in 2015. Without the recurrence of the very mild weather which benefited the first-half of 2014, sales and operating profit in Germany were slightly behind 2014.

DIY (Do-It-Yourself)

Our DIY business operates in the Netherlands, Germany and Belgium. Overall sales were slightly ahead of 2014 due to improving sales in our Dutch business with profit progress coming from higher volumes and margins. In this business, which is more exposed to RMI compared to our builders merchants business, sales showed moderate progress with improving consumer confidence a key factor behind the growth in the Dutch market. Strong leverage on these sales from procurement excellence initiatives helped to deliver good operating profit growth in 2015. Germany saw broadly flat sales with very little growth seen in the market. Overall operating profit for DIY was ahead of 2014.

Sanitary, Heating and Plumbing (SHAP)

Sales for our SHAP business were ahead of 2014. Despite very challenging markets in Switzerland, sales ended only slightly behind 2014 with profitability ahead due to margin improvement initiatives, purchasing benefits from a stronger Swiss Franc, and cost savings measures. Sales in Belgium showed good progress as we consolidated market share leaving operating profit ahead of 2014. In Germany, the benefit of moderate sales growth was offset by lower margins and profit was broadly in line with 2014. Overall operating profit for our SHAP activities was ahead of 2014 due to higher sales and commercial excellence initiatives.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Current Year 2016

Results		Analysis of change
€ million	2015	Exchange	Divestments	Swiss Fine	Organic	2016	% change
Sales revenue	4,158	-24	-53	-	-15	4,066	-2%
EBITDA (as defined)*	171	-1	-2	+32	+6	206	+20%
Operating profit	94	-1	-1	+32	+6	130	+38%
EBITDA (as defined)*/sales	4.1%					5.1%
Operating profit/sales	2.3%					3.2%

Europe Distribution was impacted in 2016 by mixed market circumstances in its main geographies, resulting in slightly reduced sales. However, performance improvement initiatives, strong cost control across the Division and the non-recurrence in 2016 of a one-off provision of €32 million in 2015 for a Swiss Competition Commission fine led to an increase in overall profitability. The Netherlands continued to show positive momentum in the new build residential market, while Belgium improved and Germany remained generally stable compared to 2015. The Swiss business faced a challenging market backdrop, with competitive pressures and the impact of new laws on second homes.

General Builders Merchants

Overall, like-for-like sales for our General Builders Merchants business declined in 2016 but operating profit remained stable. Challenging market circumstances in the Swiss business, where margin improvements and strong cost control could not fully compensate for lower sales levels, resulted in a decline in profitability. Trading in the Netherlands was strong as a result of increasing overall demand and delivery on performance improvement projects. Sales at our German business were stable in line with market circumstances. Despite a recovering trend in the new residential market, performance in the French business was impacted by unfavourable weather patterns (including flooding) in the Paris area and a competitive market which resulted in a decline in sales and profitability compared to 2015. In Austria, improvements in pricing and product mix, as well as the closure of some branches led to improved results.

DIY (Do-It-Yourself)

Our DIY business operates in the Netherlands, Germany and Belgium. Strong competitive pressures resulted in lower sales, but overall operating profit improved. In the Netherlands, DIY is more exposed to the late-cycle RMI market, therefore it did not benefit from an improving new residential market to the same extent as the builders merchants business. Although consumer confidence has improved, competition has also increased, in part due to new entrants. Despite lower sales levels, operating profit increased due to a range of performance improvement measures. The Belgian business suffered from reduced consumer confidence in 2016, leading to lower sales and operating profit. The German DIY business experienced flat sales and profitability, which was in line with market developments.

Sanitary, Heating and Plumbing (SHAP)

Sales for our SHAP business were flat compared to 2015, with good progress in Belgium and Germany offset by the challenging market backdrop in Switzerland. Significant cost reductions were realised in Switzerland, which partially compensated for the lower sales. Operating profit in the German and Belgian businesses improved, benefiting from higher sales levels in addition to operational improvements and procurement initiatives.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Americas Materials

CRH Americas Materials is North America’s leading vertically integrated supplier of aggregates, asphalt, cement, readymixed concrete and paving and construction services.

What we do:

Americas Materials is the number one producer of asphalt, the second largest producer of aggregates and the third largest producer of readymixed concrete in North America. We are the number two cement producer in Canada, and we are a major supplier to the Rio de Janeiro and Belo Horizonte markets in Brazil. A significant portion of our work is awarded by public bid for federal, provincial, state and local government authority road and infrastructural projects. We also have a broad commercial customer base, supplying aggregates, cement, readymixed concrete and asphalt for industrial, office, shopping mall and private residential development and refurbishment.

In a largely unconsolidated sector where the top ten aggregates, asphalt and readymixed concrete participants account for less than one third of overall production, CRH’s strategy is to position the business to participate as the industry consolidates further. Americas Materials is broadly self-sufficient in aggregates and its principal purchased raw materials are liquid asphalt and cement used in the manufacture of asphalt and readymixed concrete respectively. These raw materials are available from a number of suppliers.

How we create value:

Americas Materials has a network of operations in almost 1,200 locations across 43 US states and eight Canadian provinces. We build strong regional leadership positions underpinned by well-located, long-term reserves. Our national network and deep local market knowledge drive local performance while leveraging talent, synergies for procurement, cost management and operational excellence. As a vertically integrated organisation, approximately 30% of the aggregates we produce are sold internally, promoting company-wide financial growth and efficiency. Our more than 22,600 employees share a commitment to our core values of safety, quality and integrity.

How we are structured:

Americas Materials is vertically integrated in aggregates, asphalt, cement, readymixed concrete, paving and construction services. The business is organised geographically into six divisions (North, South, Central, West, Canada and Brazil). Americas Materials is strongly resource-backed, with over 13 billion tonnes of aggregates reserves, of which approximately 80% are owned.

Aggregates

Aggregates such as sand, gravel and crushed stone are essential ingredients in construction materials. They can be found in everything from the asphalt pavements used to make roads, concrete for bridges, golf course sand traps and building foundations. Americas Materials is the number two producer of aggregates in North America, with sales of 156 million tonnes. With operations and reserves throughout North America, we compete in local markets, to best serve our customers.

Asphalt

Asphalt is used in building roads, highways, runways and parking lots. Americas Materials is the number one asphalt producer in North America, selling 44 million tonnes. We ensure value for our customers through quality control and rigorous product testing. We are committed to sustainability, with heavy investment in recycled materials and warm-mix asphalt technologies that consume less fuel and release fewer emissions.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2016 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Geography, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2016

Products and Services Locations

Annualised Sales Volumes†: Cement: 5.3m tonnes (5.8m tonnes††); Aggregates: 156.0m tonnes (157.2m tonnes††); Asphalt: 44.5m tonnes (45.9m tonnes††);

                                                        Readymixed Concrete: 8.8m m3 (9.1m m3††)

Readymixed Concrete

Readymixed concrete is composed of aggregates, cement and water. It is strong, customisable, versatile and durable, making it the world’s most popular building material. Americas Materials sells approximately nine million cubic metres of readymixed concrete annually. Our readymixed concrete is designed to customer specifications and is delivered in a timely manner from our extensive network of locations.

Paving and Construction Services

Americas Materials is the leading supplier of product for road construction and repair/maintenance demand in North America. Annually, our crews complete approximately €3.6 billion in paving and construction projects.

Cement

Americas Materials is the number two supplier of cement in Canada, across eight provinces and five US states. We sell three million tonnes of cementitious products in Canada and a further two million tonnes in Brazil. Because cement requires an energy-intensive manufacturing process, we have established company-wide initiatives to reduce our carbon footprint and incorporate reusable, recyclable material.

  † Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes sold.

†† Including equity accounted investments.

CRH Annual Report and Form 20-F | 2016

Operations Review – Americas Materials

Prior Year 2015

Results		Analysis of change
€ million	2014	Exchange	Acquisitions	Divestments	LH Costs	Organic	2015	% change
Sales revenue	5,070	+1,003	+698	-95	-	+342	7,018	+38%
EBITDA (as defined)*	609	+125	+114	-7	-57	+171	955	+57%
Operating profit	355	+71	+77	-3	-57	+177	620	+75%
EBITDA (as defined)*/sales	12.0%						13.6%
Operating profit/sales	7.0%						8.8%

2015 was a year of good growth across all regions for Americas Materials, with the benefit of reduced energy costs, the addition of assets in Canada and Brazil as part of the larger LH Assets transaction, along with improved weather patterns in most markets. Trading conditions improved with increased demand in key market areas, led by improved residential and non-residential segments and stable infrastructure. While total sales grew 38% and operating profit improved by 75%, on an organic basis sales grew 6% and EBITDA (as defined)* increased 23% compared to 2014. In the US positive trends in pricing continued for aggregates and readymixed concrete, with asphalt pricing declines more than offset by lower input costs in 2015. The five months post-acquisition results for the Canadian operations were in line with expectations with more challenging market conditions experienced in Brazil.

Along with the addition of the Canadian and Brazilian LH Assets in July 2015, ten acquisitions and two investments were also completed in 2015 at a total cost of €86 million, adding over 253 million tonnes of aggregates reserves, 6 operating quarries, 18 asphalt plants and 1 aggregates terminal, with annual production of 2.3 million tonnes of aggregates and 1.3 million tonnes of asphalt. Business and asset disposals during the year generated proceeds of €109 million.

In the US the price of bitumen, a key component of asphalt mix, decreased by 18% in 2015 following a 3% increase in 2014. Prices for diesel and gasoline, important inputs to our aggregates, readymixed concrete and paving operations, decreased by 28% and 29% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, decreased by 25%. Recycled asphalt and shingles accounted for approximately 22% of total asphalt requirements in 2015, lessening demand on virgin bitumen.

Like-for-like aggregates volumes rose 4% from 2014 while overall volumes rose 11% mainly due to the inclusion of Canadian sales. Average prices increased by 5% on a like-for-like basis in the US compared with 2014. These price and volume increases, together with efficient cost control, resulted in improved margin for our aggregates business.

Asphalt volumes increased 6% on a like-for-like basis and 9% overall compared to 2014. Despite price declines of 4% on a like-for-like basis, volume increases together with efficient cost control contributed to an overall asphalt margin expansion.

Like-for-like readymixed concrete volumes increased 2% while volumes were up 21% overall compared with 2014. Average prices increased 5% on a like-for-like basis, contributing to margin expansion in the US for this business.

With flat federal funding and pockets of increased state infrastructure spending, like-for-like sales for paving and construction services increased 6%. Bidding continued to be under pressure in a competitive environment. However, efficient cost controls enabled overall margin in the US to improve slightly in 2015.

United States

In 2014 and 2015, Americas Materials’ operations in the US were organised in two regions, East and West, each with four divisions.

East: The East region comprised operations in 24 states, the most important of which were Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and Connecticut. With the benefit of lower bitumen costs, operating profit in the Northeast division increased strongly compared with 2014. The Central division benefited from increased transportation spending in Ohio, along with favourable bitumen costs. Operating profit was also ahead in the Mid-Atlantic division despite closure of coal mines and a slowdown in natural gas exploration in the region. The strong residential and non-residential markets in the Southeast division contributed to higher asphalt and readymixed concrete volumes and better prices resulting in significant margin growth in 2015. Overall volumes for the East region were 7% ahead of 2014 for aggregates, 11% ahead for asphalt and 1% behind for readymixed concrete.

West: The West region had operations in 20 states, the most important of which were Utah, Texas, Washington, Kansas, Arkansas and Colorado. With strong operating and overhead cost management across the product lines, all divisions reported significant margin increases in 2015. With resilient market growth in Texas in both the public and private sectors, the Southwest division delivered higher margins, while the Northwest division benefited from increased commercial demand. Volumes in the Great Plains division were impacted by state spending cuts which were offset by strengthening residential and commercial sectors. Overall West volumes were flat for aggregates and decreased 2% from 2014 for both asphalt and readymixed concrete respectively.

Canada

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

Brazil

The Brazilian construction market suffered in 2015 as the country struggled with significant economic, financial and political problems.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Current Year 2016

Results		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	LH Costs	Organic	2016	% change
Sales revenue	7,018	-4	+715	-78	-	-53	7,598	+8%
EBITDA (as defined)*	955	-	+72	-7	+50	+134	1,204	+26%
Operating profit	620	-	+23	-3	+50	+128	818	+32%
EBITDA (as defined)*/sales	13.6%						15.8%
Operating profit/sales	8.8%						10.8%

LH integration costs of €7 million were incurred in 2016 (2015: €57 million)

With continuing volume improvement, operational efficiencies and reduced energy costs, Americas Materials had another year of good profit growth in 2016 and delivered a strong organic operating profit. Residential and non-residential demand continued to improve, while publicly funded infrastructure activity remained stable resulting in an overall improvement in trading conditions in the US. Organic sales were down 1% but like-for-like operating profit increased 21%, with positive real price improvements experienced across all products. 2016 also represented the first full year of results from the LH Assets acquired during 2015, which saw mixed regional results from Canada alongside more challenging market conditions in Brazil.

Total volumes, including acquisition effects, increased 9% for aggregates, 3% for asphalt and 22% for readymixed concrete. This volume growth, together with a 3% average price increase in aggregates, a 4% average price increase in readymixed concrete in the US and efficient cost control resulted in margin improvements in the year. Despite price declines of 8% in asphalt, strong leverage on increased volumes and the beneficial impact of lower energy prices contributed to margin expansion. Construction sales increased 6%, driven by the Canadian business as bidding continued to be competitive in the US despite limited increased infrastructure spending across some states. Good cost control enabled margin expansion. Demand in our North American cement markets increased as declines in Western Canada were more than offset by increases in Quebec and the US market. Average prices were steady despite strong external downward pricing pressures in the Canadian regions.

While the main focus during 2016 was on successfully integrating our Canadian and Brazilian acquired assets, eight bolt-on acquisitions and one investment were also completed in 2016 at a total cost of €112 million. The principal acquisition was of a significant aggregates and asphalt operation in Utah which added three asphalt plants, one readymixed concrete plant and lease rights to 16 aggregates sites. In total 93 million tonnes of permitted reserves were added during the year. Business and asset disposals in 2016 generated proceeds of €107 million, continuing the optimisation of our strategic footprint.

United States

Like-for-like aggregates volumes rose 4% from 2015 while average prices increased by 3%. Asphalt volumes increased 1% on a like-for-like basis while input cost decreases more than offset like-for-like price declines of 8% compared to 2015. US readymixed concrete volumes increased 4% compared with 2015 and average prices increased 4%. Like-for-like sales in our paving and construction services business decreased 3%, but this was offset by overall margin expansion of 140 basis points in 2016. Performance was positively impacted by the lower energy cost environment experienced throughout the year.

Operations in the US were reorganised at the beginning of 2016 into four divisions; North, South, Central and West. The North division comprises operations in 13 states, the most important of which are Ohio, New York, New Jersey and Michigan. Overall the division’s sales were down from 2015; however, with the benefit of operating efficiencies, strong cost controls and lower energy costs, operating profit in the North division improved significantly during 2016. The South division comprises operations in 11 states, with key operations in Florida, North Carolina and West Virginia. Heritage sales in the South division were 1% ahead during 2016, despite record flooding in West Virginia and Kentucky, and the impact of hurricane Matthew. Operating profit was also well ahead in the division with increased volumes contributing to margin growth. The Central division has operations in nine states, with the key states being Texas, Kansas and Arkansas. With resilient market growth in Texas in both the public and private sectors, the Central division delivered a heritage sales increase of 8% along with strong margin improvement. Like-for-like volumes in the division were ahead of 2015, with Texas in particular showing strong growth. The West division has operations in ten states, the most important of which are Utah, Idaho, Washington and Colorado. With strong operating and overhead cost management across each product line, the division reported heritage sales 2% ahead of 2015 along with margin and operating profit increases.

Canada

Sales and operating profit were ahead of 2015 with the impact of a full year of ownership of the LH Assets in 2016 augmented by a series of major projects including the Highway 407 extension in Ontario and the Turcot Highway Interchange in Montreal as well as strong backlogs. There were mixed results across different product lines and regions, with improvements in our core markets of Ontario and Quebec partially offset by margin pressures and weaker demand in our Western Canada businesses.

Brazil

The construction market weakened in 2016 as a result of deteriorating macroeconomic and political conditions, with overall cement consumption down 12% in the Southeast region and selling prices under continued pressure in a very competitive environment.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Americas Products

CRH Americas Products is one of North America’s leading suppliers of construction products. We supply, manufacture and deliver the products needed to build our modern communities.

What we do:

Americas Products is a leading supplier to residential, commercial and infrastructure construction projects operating in 38 US states and five Canadian provinces. With almost 16,300 employees at nearly 350 locations, our breadth of product range and footprint provide national service to customers with the personal touch of a local supplier.

How we create value:

Americas Products’ strategy is to build a portfolio of networked and scalable businesses with leading market positions across a balanced range of products and end-use markets. We consistently invest in commercial and operational excellence processes, innovation and technology to ensure continuous improvement. Our commitment to building better businesses is demonstrated in our approach at national and regional levels to facilitate best practice sharing. We leverage our unique scale, breadth and capabilities to build competitive advantage in key segments and channels. We maintain a pipeline of value-added products and design solutions through our research and development centres.

Focusing strategic accounts and influencers in the construction supply chain on CRH’s product portfolio, the Oldcastle Building Solutions group provides an additional avenue for growth as it is well positioned to create value for stakeholders across all phases of construction.

How we are structured:

Americas Products is organised into three strategic business product groups, Architectural Products, Precast and BuildingEnvelope® which maintain distinct organisations for their business-specific strategies, with the centre supporting finance, business development and strategy, strategic account development and procurement. Each group has smaller national or regional positions in product lines that support and complement its core businesses.

Architectural Products

The Architectural Products Group (APG) is North America’s leading supplier of concrete masonry, hardscape and related products for residential, commercial and do-it-yourself (DIY) construction markets. APG has 172 operating locations in 35 states and five Canadian provinces.

Competition for APG arises primarily from other locally owned products companies. Principal raw material supplies are readily available.

APG’s concrete masonry products are used for veneers, walls and foundations. Hardscape products comprise pavers, retaining wall and patio products.

Dry cement mixes, marketed under brands such as Sakrete® and Amerimix®, are also an important product offering of our business.

Lawn & garden products, mainly bagged and bulk mulch, soil and speciality stone products, are marketed to major DIY and homecenter chains across the US.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2016 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Products, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2016

Products and Services Locations

Annualised Sales Volumes†:   Concrete masonry, patio products & pavers: 8.0m tonnes; Pre-packaged concrete mixes: 4.0m tonnes; Pre-packaged lawn & garden products: 6.2m tonnes; Precast concrete products: 1.6m tonnes; Building envelope products: 7.5m m2, 67,000 SKUs

Precast

Our Precast group is one of North America’s leading manufacturers of precast concrete and related products with 81 locations in 27 states and the province of Quebec, and approximately 3,900 employees.

Precast manufactures a range of concrete and polymer-based products such as underground vaults, plastic enclosures, concrete flooring and modular precast structures which are supplied to the water, electrical, telephone and railroad markets as well as hotels, apartments, dormitories and prisons.

The Precast group also includes the construction accessories business, which supplies specialised products used in concrete construction activities. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product.

BuildingEnvelope®

Our Oldcastle BuildingEnvelope® (OBE) business custom manufactures architectural glass and engineered aluminium glazing systems for multi-storey commercial, institutional and residential construction. With nearly 6,600 people and 82 locations in 23 states and four Canadian provinces and further operating locations across Europe and Australia, OBE is the largest supplier of high performance glazing products and services in North America.

We are one of the leading integrated suppliers of products specified to close the building envelope, including: custom-engineered curtain wall and window wall, architectural windows, storefront systems, doors, skylights and architectural glass. Our CRL business designs, engineers, manufactures and distributes glazing hardware and installation products.

† Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes sold.

CRH Annual Report and Form 20-F | 2016

Operations Review - Americas Products

Prior Year 2015

Results		Analysis of change
€ million	2014	Exchange	Acquisitions	Divestments	Organic	2015	% change
Sales revenue	3,225	+569	+196	-374	+246	3,862	+20%
EBITDA (as defined)*	263	+50	+29	-31	+80	391	+49%
Operating profit	145	+32	+15	-21	+78	249	+72%
EBITDA (as defined)*/sales	8.2%					10.1%
Operating profit/sales	4.5%					6.4%

Trading results improved in 2015 due to a pick-up in US macroeconomic fundamentals, including stronger labour markets and consumer confidence, which strengthened private new residential construction and RMI. The non-residential construction sector also performed strongly in 2015, with the Southern and Western markets particularly strong. Input cost inflation was more than offset by the effects of improved operational efficiencies, procurement initiatives, favourable product mix and targeted price increases. Combined with the added benefits of cost reduction initiatives, Americas Products achieved a 72% increase in operating profit and margins improved.

In 2015, we acquired CRL, a highly complementary platform for our OBE group together with three bolt-on acquisitions at a total cost of €1.2 billion. CRL is the leading North American manufacturer and supplier of custom door hardware and glazing installation products. OBE and CRL generated synergies through integrated supply chains, increased sales to a larger customer base and more efficient fixed costs. The acquisition of Anchor Block and Anchor Wall Systems expanded the product capabilities of APG’s core masonry and hardscape business and enhanced its market position in the upper Midwest region. In addition to the disposal of the Glen-Gery clay business, nine further divestments together with asset disposals in 2015 generated net proceeds of €155 million.

Architectural Products

The APG business benefited from improved economic fundamentals, which gave rise to increased RMI spend, stronger residential construction, in particular increased growth in single-family home construction, and recovering non-residential demand. Sales volumes were robust across the US but more muted in Canada, where macroeconomic growth was less favourable. The strengthening market, together with product innovation and commercial initiatives, drove gains across nearly all product channels resulting in an increase in like-for-like sales compared with 2014. Input costs increased moderately in 2015 but were offset by the impacts of cost reduction measures and selected price improvements. Overall, APG recorded strong improvements in operating profit and margin in 2015.

BuildingEnvelope®

In 2015, non-residential building activity experienced improved market demand. Sales growth for OBE was also driven by initiatives to gain market share and differentiate the business through innovative products and technology. Organic sales increased and with improved pricing and a more favourable product mix, OBE achieved robust growth in margins and operating profit.

Precast

In 2015, with improved demand for both private construction and public infrastructure, the Precast business registered solid sales gains as growth initiatives continued to deliver. Operating profit increases were achieved in most markets across all concrete product lines. Our enclosures solutions business realised significantly increased sales and profits, and our construction accessories business also grew and improved. Overall, like-for-like sales rose and operating profit was significantly ahead and backlogs remained strong.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Current Year 2016

Results		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	Organic	2016	% change
Sales revenue	3,862	-48	+390	-214	+290	4,280	+11%
EBITDA (as defined)*	391	-3	+80	-6	+81	543	+39%
Operating profit	249	+2	+58	-1	+103	411	+65%
EBITDA (as defined)*/sales	10.1%					12.7%
Operating profit/sales	6.4%					9.6%

Our Products business in the Americas is mainly located in the US and Canada. 2016 saw good progress especially in the first-half, helped by an ongoing pick-up in US macroeconomic fundamentals, including stronger labour markets and good consumer sentiment, which have strengthened private new residential construction and RMI. There was good growth in the South, East Coast and West Coast markets due to an improving non-residential construction sector. Input cost inflation was more than offset by the effects of improved operational efficiencies, procurement initiatives, favourable product mix and targeted price increases. Benefiting from strong acquisition trading results and synergies from the CRL acquisition, as well as good organic growth across the Division, Americas Products achieved a 65% increase in operating profit and margins improved.

The acquisition of Techniseal, a manufacturer of packaged products for hardscapes installation, added a product capability complementary to APG’s core hardscape business. In addition, four other small bolt-on acquisitions were completed and APG divested its non-core Gemseal business, a manufacturer and supplier of pavement maintenance products, along with two other smaller divestments.

Architectural Products

With the benefit of favourable weather early in 2016, APG showed increased activity in the RMI sector, with continuing improvement from residential and commercial construction. Sales volumes were strong across the US but were more steady in Canada. The favourable selling environment, together with product innovation and commercial initiatives, drove gains across all major product categories and channels resulting in an increase in like-for-like sales compared with 2015. APG focused on both product portfolio management and cost reduction efforts to maximise returns. Overall, APG recorded a strong improvement in operating profit for the year.

BuildingEnvelope®

In 2016, non-residential building activity experienced increases in both institutional and commercial markets, though contract square footage decreased slightly. Sales growth was driven by favourable glass pricing and product mix, and enhanced production capabilities in architectural glass. These, coupled with actions to differentiate the business through innovative products and technology, enabled OBE to achieve substantial growth in margins and operating profit.

Integration of the CRL and OBE businesses has been very successful and both CRL and OBE have continued to benefit from significant synergies through an increased common customer base and fixed cost efficiencies. With a full year of ownership, CRL had strong sales and profit growth and has shown an improvement in margins in 2016.

Precast

In 2016, strong sales growth was achieved as specific commercial initiatives continued to deliver, along with improved demand for both private construction and public infrastructure. Operating profit increases were achieved in most markets across all concrete product lines with a particularly strong performance in the West. Overall, like-for-like sales increased, operating profit advanced significantly and backlogs remained strong.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Americas Distribution

Via its Americas Distribution Division, CRH is a leading United States distributor of roofing, siding, drywall, ceiling systems and related accessories to speciality contractors in residential and commercial construction.

What we do:

Americas Distribution, trading as Allied Building Products (Allied) is focused on being the supplier of choice to speciality contractors of Exterior Products (roofing and siding), and Interior Products (ceilings and walls), as well as Solar Roofing panels primarily for the residential market. Allied’s business is cyclical in nature and sensitive to changes in general economic conditions, specifically to housing and construction-based markets.

How we create value:

Allied has executed a growth strategy based on focused acquisitions, selective greenfields and investments in private label products. Through CRH’s commitment to continuously making businesses better, we employ state-of-the-art customer facing IT technologies, disciplined and focused cash and asset management, and well established procurement and commercial systems to support supply chain optimisation and enable us to provide superior customer service.

Allied established the private label Tri-Built Materials Group to help differentiate from competitors in the marketplace, establish product brand identity and expand margins. This initiative has expanded to include more than 30 residential and commercial accessory products.

How we are structured:

Allied is structured as two divisions: Exterior Products and Interior Products. We operate in 31 states and employ approximately 3,900 people at 200 locations.

Exterior Products

Allied is a leading Exterior Products distributor in the US with 141 branches across 27 states. We distribute both commercial and residential roofing, siding and related products. Additionally, we have two locations dedicated to the distribution of Solar Roofing panels.

Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average lifespan of 25 to 30 years. Commercial roofing products include single-ply membranes and various asphalt-based roll roofing products along with complementary products, such as sealants, vapour barriers and roof cements and coatings.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2016 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Activities, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2016

Products and Services Locations

Interior Products

Allied is a leading Interior Products distributor with 57 branches in 18 states. We distribute gypsum wallboard, metal studs and acoustical tile and grid.

Demand for Interior Products is primarily driven by the new residential, multi-family and commercial construction markets. Interior Products’ customers consist of interior partition and commercial ceiling contractors. Sales tend slightly toward commercial construction and are almost exclusively focused on new construction for both residential and commercial-based projects.

CRH Annual Report and Form 20-F | 2016

Operations Review - Americas Distribution

Prior Year 2015

Results		Analysis of change
€ million	2014	Exchange	Organic	2015	% change
Sales revenue	1,776	+351	+102	2,229	+26%
EBITDA (as defined)*	105	+22	+13	140	+33%
Operating profit	83	+18	+10	111	+34%
EBITDA (as defined)*/sales	5.9%			6.3%
Operating profit/sales	4.7%			5.0%

Allied experienced solid performance across its activities in 2015, reporting another year of good profit delivery on increased sales. Our Exterior Products and Interior Products divisions, as well as our growing Solar business, continued to advance and benefit from organic sales and profit growth compared to 2014.

Performance in our Exterior Products business was led by strong demand in our West Coast markets (California and Oregon), focused growth in Texas and steady volumes in the Northeast (New York/New Jersey/New England). The Mountain (Colorado) market experienced modest setbacks coming off seasonal storm activity in 2014.

The Interior Products business continued to experience volume growth throughout 2015. The strongest gains were experienced in our Western markets, Hawaii and California, driven by multi-family construction. Modest declines were experienced in our Mountain (Colorado) and Mid-Atlantic (Carolinas) markets.

In 2015, Allied management remained focused on gross margins in a highly competitive environment, maintaining price discipline while controlling variable costs through continuous improvement and efficiency; the team also achieved significant improvements in our working capital through better procurement and demand planning technologies in conjunction with our maturing regional service area (district) approach. Additionally, the simplification of our business processes, the evolution of our organisational structure and regional service area strategy helped drive operating leverage and allowed for greater economies of scale as our business and the overall market grew.

While no acquisitions were completed within the Americas Distribution group in 2015, we continued to build on our organic greenfield and service centre strategy by opening three bolt-on locations within some of our key existing markets. Our service centre model enables us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. Progress continued to be made in 2015 to increase brand awareness of Tri-Built, our proprietary private label brand, as both sales and product offerings grew.

Exterior Products

Growth in 2015 came mainly from the commercial roofing sector which benefited from strong demand, particularly in California and the East Coast metro markets. With pricing discipline maintained in highly competitive markets, the Exterior Products division maintained margins and reported strong sales and operating profit growth over 2014.

Interior Products

Performance in this business was strong in most markets in 2015 with increased demand of core products contributing to higher sales and improved operating profit.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Current Year 2016

Results		Analysis of change
€ million	2015	Exchange	Organic	2016	% change
Sales revenue	2,229	+5	+81	2,315	+4%
EBITDA (as defined)*	140	-	+10	150	+7%
Operating profit	111	-	+8	119	+7%
EBITDA (as defined)*/sales	6.3%			6.5%
Operating profit/sales	5.0%			5.1%

2016 was another year of solid profit delivery on increased sales for Allied. Our Exterior Products and Interior Products divisions each advanced and recorded sales and profit growth.

Strong demand in the Florida, Chicago and Atlantic markets, focused growth in our Iowa, Ohio and Michigan markets and storm driven demand in Texas were the drivers of performance in our Exterior Products division. Against a strong performance in 2015, sales in our Northeast markets were marginally behind prior year.

The Interior Products division continued to experience volume growth throughout the year. The strongest gains were in Western markets, particularly California and Hawaii where increased demand continued to be driven by robust multi-family construction, offsetting softer Carolinas markets.

In 2016, Allied management remained highly focused on gross margins in a very competitive environment through improved procurement initiatives, both internal and leveraging the resources of the CRH network. We continued to maintain margin discipline and optimised working capital while growing organically. Technology investments made in 2016 included a customer relationship management tool, a transportation management tracking system and a highly functional mobile application for our customers, all of which serve to differentiate Allied in the marketplace. Our regional service area model continues to mature, and our drive towards simplifying our business processes through continuous improvement all add to the potential for greater economies of scale as our business expands.

Although no acquisitions were completed in 2016, the opening of five new locations continued to strengthen our greenfield and service centre strategy. This continued focus allows us to improve in the area of customer service, cost control and more efficiently leveraging existing assets. Sales and product offerings of our Tri-Built private label brand continued to grow in 2016. This, combined with our investments in technology and the ongoing effort and expansion of our service centre network, continue to differentiate Allied in the marketplace.

Exterior Products

Commercial roofing continued to experience modest industry-wide growth while growth in the residential sector was largely due to the high level of hail storm activity experienced in specific markets in the US, particularly in Texas. While most of our residential roofing markets grew in line with the market, concentrated efforts resulted in an improved residential product mix. The Exterior Products division reported solid sales and improved operating profits in 2016.

Interior Products

Performance in this business was strong in most markets with increased demand of core products contributing to higher sales and operating profit. The strong growth of multi-family construction and a shift towards more urbanisation led to particularly strong results in the Southeast and West Coast markets. Focused investments in new locations and operational excellence initiatives helped to achieve solid sales growth and higher operating margins.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Asia

CRH’s operations in Asia include strong market positions in cement markets in the Philippines, Northeast China and Southern India. These positions represent growth platforms which provide us with exposure to industrialisation, urbanisation and population related construction demand in Asia’s developing economies.

Annualised Sales Volumes†: Cement: 5.9m tonnes (13.3m tonnes††); Aggregates: 0.5m tonnes (0.5m tonnes††); Readymixed Concrete: 0.0m m3 (0.4m m3††)

What we do:

CRH has established strategic footholds in regional cement markets in China and India over the past nine years. In 2015, the Group significantly expanded its Asian operations when it entered the cement market in the Philippines following its acquisition of Republic Cement, the number two producer in the market.

CRH Asia is focused on maximising performance and returns in our businesses, expanding our balanced portfolio of diverse products and geographies and conducting our businesses responsibly and sustainably. We are investing in, and developing our leadership positions across the region.

How we create value:

CRH Asia creates value by identifying and establishing select positions with strong long-term prospects in regional markets. Using our proven acquisition model, we are concentrating on building on the existing platform and on making businesses better; as has been demonstrated in India and China where capacity has increased more than threefold through both organic growth and the successful integration of new bolt-on acquisitions.

CRH Asia achieves benefits of scale and other synergies in areas such as health & safety, operational efficiency, commercial excellence, energy-efficiency and procurement.

How we are structured:

Country level operations across ten locations in the Philippines as well as functions in China and India report to CRH’s regional headquarters in Singapore. The Division employs approximately 1,400 people, with a further 8,250 in our equity accounted entities.

Aggregates

In the Philippines, CRH operations include the production and supply of aggregates for use in building materials including paving, asphalt, base and sub-base course for roads, foundations and footing.

Cement

Republic Cement, the second largest cement producer in the Philippines has six strategically located cement production facilities across the country which contribute to a capacity of 7.5 million tonnes.

CRH’s operations in China consist of a 26% stake in Yatai Building Materials which is a market leader in cement in Northeast China with a cement capacity of 32 million tonnes operating across the three provinces of Heilongjiang, Jilin and Liaoning.

My Home Industries Limited (MHIL), is our 50% joint venture cement producer in Southern India. It has a leading position in the states of Andhra Pradesh and Telangana with cement capacity of 8.4 million tonnes across three locations. The business is currently constructing a new grinding station in the southern state of Tamil Nadu which will improve its geographical reach.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2016 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Geography, sector exposure and end-use balance are based on sales.

  † Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes sold.

†† Including equity accounted investments.

CRH Annual Report and Form 20-F | 2016

Operations Review - Asia

Results		Analysis of change
€ million	2015	Exchange	Acquisitions	LH Costs	Organic	2016	% change
Sales revenue	151	-6	+360	-	+3	508	+236%
EBITDA (as defined)*	2	-	+93	+13	+1	109	n/m
Operating profit/(loss)	-7	-	+71	+13	-6	71	n/m
EBITDA (as defined)*/sales	1.3%					21.5%
Operating profit/sales	-4.6%					14.0%

LH integration costs of €6 million were incurred in 2016 (2015: €19 million)

n/m not meaningful percentage movements

The Asia Division was formed following the acquisition of the Philippines operations as part of the LH Assets transaction in 2015. The table above includes the results from these operations together with CRH Asia’s divisional costs.

In addition to our subsidiary businesses in the Philippines, the Group also has a share of profit after tax from our stakes in Yatai Building Materials in China and MHIL in India which are reported within the Group’s equity accounted investments as part of profit before tax.

Philippines - 2015

Construction activity in the Philippines showed favourable growth trends during 2015. This positive growth was reflected in stronger volumes and prices contributing to a robust operating performance for the four-month post-acquisition period in 2015.

Philippines - 2016

The construction market remains strong in the Philippines, with growth in cement demand in 2016 largely due to increased construction activities in the private sector and government infrastructure spending. Despite competitive markets, operating profit was ahead due to higher selling prices and lower variable costs which benefited from a decrease in the price of imported clinker and lower prices of fuel and power.

Equity Accounted Entities

2015

China

Market conditions in 2015 were very challenging as the Chinese economy moved towards a more sustainable level of growth. This impacted negatively on the construction industry. Performance at Yatai Building Materials was affected by lower volumes and selling prices, partially offset by lower energy costs.

2016

China

Yatai Building Materials continued to be affected by lower volumes and selling prices. Cement prices were down 3% due to lower levels of construction activities and overcapacity in the market.

India

In 2015, MHIL sales grew by 5% compared to 2014 helped by better pricing and the benefit of clinker exports to Sri Lanka and Bangladesh. The lower cost of raw materials and fuels and the focus on commercial and operational excellence also resulted in higher trading profits in 2015.

India

Sales at MHIL decreased by 8% due to lower cement prices, increased competition and new capacities in the region. This coupled with lower clinker exports was only partly offset by improved cement volumes, and operating profit was lower in 2016.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

55

A Safety Officer at the Hoghiz Cement Plant in Romania, where 40% of all employees and 45% of operational managers are women.

Governance

Board of Directors	59

Corporate Governance Report	62

Directors’ Remuneration Report	72

Directors’ Report	96

		57

CRH Canada's vertical integration strategy in action in the Greater Montréal Area, where Demix Construction and Demix Agrégats were contractor and aggregates supplier respectively for the construction of the Highway 25 Bridge.

CRH Annual Report and Form 20-F | 2016

Board of Directors

Chairman Appointed to the Board: June 2004 Nationality: Irish Age: 65 Committee membership: Acquisitions Committee; Finance Committee; Nomination & Corporate Governance Committee

Skills and experience: Nicky was Vice President of Manufacturing and Business Operations for Dell Inc.’s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the US.

Qualifications: C.Eng, FIEI, MBA.

External appointments: Non-listed: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive Director of Musgrave Group plc, a privately-owned international food retailer. Listed: Non-executive Director of Finning International, Inc., the world’s largest Caterpillar equipment dealer.

Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 54 Committee membership: Acquisitions Committee

Skills and experience: Albert was appointed a CRH Board Director in January 2009. He joined CRH in 1998. Prior to joining CRH, he was Chief Operating Officer with a private equity group. While at CRH, he has held a variety of senior positions, including Finance Director of the Europe Materials Division (now Europe Heavyside), Group Development Director and Managing Director of Europe Materials. He became Chief Operating Officer in January 2009 and was appointed Group Chief Executive with effect from 1 January 2014.

Qualifications: FCPA, MBA, MBS.

External appointments: Non-listed: Not applicable. Listed: Not applicable.

Finance Director Appointed to the Board: January 2016 Nationality: Irish Age: 48 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Senan has over 25 years’ experience in international business across financial services, banking and renewable energy. He joined CRH from Bank of Ireland Group plc where he was the Chief Operating Officer and a member of the Group’s Executive Committee. He previously held positions as Chief Operating Officer and Finance Director at Ulster Bank, Chief Financial Officer at Airtricity and numerous senior financial roles in GE, both in Ireland and the US.

Qualifications: BComm, FCA.

External appointments: Non-listed: Not applicable. Listed: Not applicable.

Group Transformation Director Appointed to the Board: May 2010 Nationality: Irish Age: 58 Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Since joining CRH in 1988, Maeve held a number of roles in the Group Finance area prior to being appointed Finance Director in May 2010. She became Group Transformation Director in January 2016. Maeve has broad-ranging experience of CRH’s reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH’s evaluation of acquisitions.

Qualifications: MA, FCA.

External appointments: Non-listed: Agency Member of the National Treasury Management Agency (NTMA), a state body that provides asset and liability management services to the Irish Government. Listed: Samse S.A.

CRH Annual Report and Form 20-F | 2016

Non-executive Director Appointed to the Board: October 2011 Nationality: Swiss Age: 64 Committee membership: Audit Committee (Financial Expert); Finance Committee

Skills and experience: Ernst was Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry, until 31 December 2011. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally.

Qualifications: LIC. OEC. HSG.

External appointments: Non-listed: Member of the Advisory Board of China Renaissance Capital Investment Inc., a private equity investment company in Hong Kong, China. Listed: Chairman of the Board of Directors of Conzetta AG, a broadly diversified Swiss company and a member of the Board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland.

Non-executive Director Appointed to the Board: January 2015 Nationality: Irish Age: 63 Committee membership: Acquisitions Committee; Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Pat was Chairman of the Executive Board of Directors of SHV Holdings (SHV), a large family-owned Dutch multinational company with a diverse portfolio of businesses, including the production and distribution of energy, the provision of industrial services, heavy lifting and transport solutions, cash and carry wholesale and the provision of private equity. During a 32 year career with SHV, he held various leadership roles across SHV’s diverse portfolio of businesses, while living in various parts of the world, and was a member of the Executive Board of SHV from 2001, before becoming Executive Chairman in 2006. He retired from SHV in mid-2014.

Qualifications: BComm, MBS.

External appointments: Non-listed: Member of the Board of Liquigas S.p.A., an LPG distribution company. Listed: Not applicable.

Non-executive Director* Appointed to the Board: July 2013 Nationality: United States Age: 66 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Don retired from PricewaterhouseCoopers (PwC) in June 2013, following a 39 year career with the firm. During that time he was Vice Chairman, Global Assurance at PwC, a position he had held since July 2008 and directed the US firm’s services for a number of large public company clients. He also held various leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead Director for, the Board of Partners and Principals of the US firm as well as a member of PwC’s Global Board.

Qualifications: CPA, MBA.

External appointments: Non-listed: Director of Neuraltus Pharmaceuticals, Inc. and eAsic Corporation. Listed: Not applicable.

*Senior Independent Director

Non-executive Director Appointed to the Board: February 2012 Nationality: Irish Age: 55 Committee membership: Audit Committee; Remuneration Committee

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

CRH Annual Report and Form 20-F | 2016

Non-executive Director Appointed to the Board: January 2017 Nationality: Canadian Age: 62 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: During the course of her executive career, Gillian has held a number of senior leadership positions in a variety of industries, geographies and roles including human resources, corporate affairs and strategy. Most recently she was Executive Vice President and Chief Human Resources Officer at Finning International, Inc. (the world’s largest Caterpillar dealer) with global responsibility for human resources, talent development and communications. She previously held senior executive roles at Aviva, the multinational insurance company, as Executive Vice President Human Resources and Executive Vice President Strategy and Corporate Development.

Qualifications: Bachelor of Arts from the University of Western Ontario and a Masters of Education from the University of Toronto.

External appointments: Non-listed: Not applicable. Listed: Non-executive Director of Interfor Corporation, a Canadian listed company, which is one of the world’s largest providers of lumber.

Non-executive Director Appointed to the Board: March 2015 Nationality: British Age: 55 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Lucinda spent the majority of her career in investment banking, including 21 years in UBS Investment Bank and its predecessor firms where she worked until 2007. She held senior management positions in the UK and the US, including Global Head and Chairman of UBS’s Equity Capital Markets Group and Vice Chairman of the Investment Banking Division.

Qualifications: Masters in Philosophy, Politics and Economics and a Masters in Political Science.

External appointments: Non-listed: Non-executive Director of UK Financial Investments Limited, which manages the UK government’s investments in financial institutions, and the British Standards Institution. Lucinda is also a trustee of Sue Ryder. Listed: Non-executive Director of Ashtead Group plc, Diverse Income Trust plc and ICG Enterprise Trust plc.

Non-executive Director Appointed to the Board: February 2014 Nationality: Dutch Age: 61 Committee membership: Acquisitions Committee; Audit Committee

Skills and experience: Henk has a background in distribution, wholesale and logistics. Until 2010, he was Chief Executive Officer at Pon Holdings B.V., a large, privately held international company which is focused on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors. He was also a member of the Supervisory Board of the Royal Bank of Scotland N.V. and the food-retail group Detailresult Groep.

Qualifications: Masters degree in Dutch Law; PMD Harvard Business School.

External appointments: Non-listed: Member of the Supervisory Board of Stork Technical Services, Member of the Supervisory Board of the retail group Blokker Holding B.V., Chairman of Koole Terminals B.V. Henk also holds several non-profit board memberships. Listed: Not applicable.

Non-executive Director Appointed to the Board: March 2016 Nationality: United States Age: 65 Committee membership: Audit Committee (Financial Expert); Finance Committee

Skills and experience: Bill was until September 2016 the Vice Chairman of EMC Corporation, a global leader in enabling businesses and service providers to transform their operations and deliver IT as a service. In previous roles he was responsible for EMC’s global sales and distribution organisation (2006-2012) and served as Chief Financial Officer leading the company’s worldwide finance operation (1996-2006). Prior to joining EMC he was a partner in the audit and financial advisory services practice of Coopers & Lybrand LLP.

Qualifications: MBA degree from Babson College, a Masters of Science in Taxation from Bentley College and a Bachelors degree from Holy Cross.

External appointments: Non-listed: Director of the College of the Holy Cross. Listed:

Member of the Board of Directors of Popular, Inc. a diversified financial services company, and Inovalon Holdings, Inc., a healthcare technology company.

CRH Annual Report and Form 20-F | 2016

Corporate Governance Report

Chairman’s Introduction

This Corporate Governance report sets out CRH’s governance structures and highlights the main areas of focus for the Board during 2016. Details of CRH’s general governance practices, which are largely unchanged from prior years, are available in the governance appendix on CRH’s website, www.crh.com (the ‘Governance Appendix’)*.

CRH implemented the 2014 UK Corporate Governance Code (the ‘Code’) and complied with its provisions in 2016. A copy of the Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Board focus during 2016 and priorities for 2017

In the 2015 Annual Report, I highlighted acquisition integration, risk management, IT and cyber security, talent management, succession planning and strategy as areas of particular focus for 2016. The Board has devoted a significant amount of time to reviewing and considering each of these areas in conjunction with management during the course of the year and is pleased with the progress to date. With the successful completion in 2016 of the integration of the major acquisitions from 2015, this item is no longer of particular focus for the Board; however the other five areas will continue to be priorities for the Board in 2017.

The potential for an adverse impact on the building materials sector resulting from the UK vote to leave the European Union is a topic which we will be monitoring given CRH’s extensive operations in the UK and the potential for a negative economic effect in Mainland Europe.

During 2016, we extended our normal Board visit itinerary by holding meetings in Europe, the US and Asia, visiting the operations of Tarmac (UK), CRL (US) and Republic Cement (the Philippines). We also visited the Group’s Asia headquarters in Singapore. This has required significant time commitment from my non-executive colleagues for which I would like to record my appreciation.

Auditor Tendering/Rotation

The Audit Committee has considered the issue of auditor tendering/rotation in the context of new European Union requirements mandating auditor rotation in advance of the 2021 audit. Details regarding the Audit Committee’s recommendations in this regard are set out in the Audit Committee Chairman’s report on pages 64 to 65.

Board Renewal and Succession Planning

Details of Board changes during 2016 and to date in 2017, and the Board renewal process generally, are set out in the Nomination & Corporate Governance Committee section of this report on page 67.

Given the relatively extensive Board renewal process in recent years, I am very focused on ensuring that our induction programme is extensive and responsive to the needs of individual Directors. Based on feedback from non-executive Directors, and in conjunction with the Company Secretary, we have an ongoing process for refining and improving the programme.

As part of the Group’s general succession planning process, the Nomination & Corporate Governance Committee has started the process of considering the requirements of CRH for my successor as Chairman. The Committee, led by the Senior Independent Director for this purpose, is continuing with this process during the course of 2017.

Remuneration

At the 2016 Annual General Meeting (AGM) shareholders approved a new remuneration policy. The Board believes the new policy gives the Remuneration Committee appropriate tools to incentivise management in a way which is balanced, rewards performance against our key strategic objectives and is designed for the long-term benefit of shareholders. However, the Board noted that a number of shareholders did not support the new arrangements. The introduction to the Directors’ Remuneration Report by the Chairman of the Remuneration Committee outlines the actions taken by the Remuneration Committee to understand the concerns raised by shareholders.

*	The Governance Appendix is published in conjunction with the Directors’ Report in compliance with Section 1373 of the Companies Act 2014. For the purposes of Section 1373 (2) of the Companies Act 2014, the Governance Appendix and the risk management disclosures on pages 18, 19 and 102 to 107 form part of, and are incorporated by reference into, this Corporate Governance Report.

CRH Annual Report and Form 20-F | 2016

Independence of

non-executive

Directors/Re-election

The Board has determined that each non-executive Director is independent. In addition, I have evaluated the performance of each Director and I recommend that shareholders vote in favour of the reappointment of each Director at the 2017 AGM.

Reporting

Prior to the 2016 financial year, CRH prepared annual reports in two formats; one satisfying the requirements of Irish company law, various European Union regulations and directives and Stock Exchange listing requirements*, and a second report containing mostly the same information but in a format that complied with the requirements of the United States Securities and Exchange Commission (SEC). In order to make the reporting process as efficient as possible, CRH has issued this combined Annual Report and Form 20-F in respect of its 2016 financial year.

Culture

My colleagues on the Board and I acknowledge and fully embrace our primary role in setting and maintaining CRH’s culture. This culture is based on our core philosophies of transparency and fairness, and on our belief that “there is never a good business reason to do the wrong thing”. Diversity of thought, respect, constructive challenge and having no topics which are out of bounds are integral to the way we operate as a Board. These philosophies and characteristics are the basis of the tone that the Board sets for management and employees generally. I believe that they are also strongly reinforced by the Board’s governance structures which have as a focus: communicating our business model, strategy and the resulting outputs in a clear and unambiguous way; actively monitoring and managing our key risks; making decisions in the long-term interests of shareholders; aligning the interests of management with investors; taking the views of wider stakeholders into account; and fostering a “Speak-Up” culture across the Group.

Conclusion

In an increasingly complex environment, solid governance foundations are vital to good long-term decision-making and to maximising value for shareholders while being a valued contributor to society. I believe that our governance structures enable us to meet these aims.

Nicky Hartery

Chairman

28 February 2017

* The primary (premium) listing of CRH plc is on the London Stock Exchange (LSE), with the listing on the Irish Stock Exchange (ISE) characterised as secondary. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on the ISE. For further information, shareholders should consult their own financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the LSE, are set out on page 70.

CRH Annual Report and Form 20-F | 2016

Corporate Governance Report - continued

Audit Committee Report

Chairman’s Overview

On behalf of the Audit Committee, I am pleased to introduce the Audit Committee Report for the year ended 31 December 2016. The purpose of this report is to provide shareholders with an insight into the workings of, and principal matters considered by, the Committee in the past 12 months. General details in relation to roles and responsibilities of the Committee, its operation and the policies applied by it can be found in the Governance Appendix.

Table 2 on page 65 outlines the key areas that the Committee focused on in 2016.

Audit Committee Membership

The Committee currently consists of four non-executive Directors considered by the Board to be independent*. The biographical details of each member are set out on pages 60 and 61. Together the members of the Committee bring a broad range of relevant experience and expertise from a wide variety of industries which is vital in supporting effective governance.

External Auditors

Tender/Rotation of Audit

The Committee has recommended to the Board that, subject to the then prevailing circumstances and any intervening developments of Group-wide significance, a tender process for the external audit be conducted in 2018. Further details in relation to the factors taken into account in making this recommendation are set out in table 2 on page 65.

Following completion of his five-year term at the conclusion of the 2015 year-end audit, Breffni Maguire ceased to be our lead external audit engagement partner and was replaced by Pat O’Neill. On behalf of the Committee, I would like to thank Breffni for his contribution during his tenure.

Effectiveness

The Committee, on behalf of the Board, is responsible for the relationship with Ernst & Young (EY) and for monitoring the effectiveness and quality of the external audit process. The Committee’s primary means of assessing the effectiveness of the external audit process is by monitoring performance against the agreed audit plan. Each year the Committee considers the experience and knowledge of the EY audit team and the results of post audit interviews with management and the Audit Committee Chairman. These annual procedures are supplemented by periodic formal reviews of the performance of EY, the most recent of which took place in late 2014. The 2014 review captured the views of relevant stakeholders across the Group and members of the Committee. The results indicated a high level of satisfaction with EY and the services provided by them to CRH. Further details in relation to the external auditors, including information on how auditor objectivity and independence are maintained, are included in Section 2 of the Governance Appendix.

Non-audit Fees

In 2016, the external auditors provided a number of audit-related services, including Sarbanes-Oxley Section 404 attestation**, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. EY were also engaged during 2016 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to EY for non-audit work in 2016, which amounted to €1.4 million and represented 7% of the total fees for the year, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 3 to the Consolidated Financial Statements on page 141 (see also table 1 on page 65). Further details in relation to the Group’s policy regarding non-audit fees are set out in Section 2 of the Governance Appendix.

Internal Audit Effectiveness

In December 2015, the Committee received and approved the Internal Audit plan for 2016, which focused significantly on the integration of the LH Assets and CRL. During the year, the Committee received regular updates from the

  * The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A.3 of the rules of the SEC.

** A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the SEC’s website, www.sec.gov.

CRH Annual Report and Form 20-F | 2016

Head of Internal Audit outlining the principal findings from the work of Internal Audit and management’s responses thereto.

Audit Committee Effectiveness and Priorities for 2017

Building on the Committee’s previous reviews of its operation and effectiveness, the Committee again reviewed its operation during 2016. This involved an assessment of the Committee’s primary role and responsibilities, the time allocated for considering key issues, the format and content of the information provided to the Committee and the priorities for 2017 and onwards. The resulting recommendations will be implemented over the course of 2017.

The key areas of focus for the Committee in 2017 will continue to be on internal control, external audit planning, IT governance and cyber security and Enterprise Risk Management. In addition, the Committee will consider, in conjunction with management, the potential use of shared service centres across the Group’s finance functions.

Ernst Bärtschi

Chairman of Audit Committee

28 February 2017

Key Areas of Focus in 2016	Table 2
Issue	Description
Financial Reporting and External Audit

We reviewed the 2015 Annual Report, the 2015 Annual Report on Form 20-F, together with the annual, half-year and trading statements for recommendation to the Board.

In July, we met with EY to agree the 2016 external audit plan. Table 3 on page 66 outlines the key areas identified as being potentially significant and how we addressed these during the year.

Impairment Testing

Through discussion with both management and EY, we reviewed management’s impairment testing methodology and processes. We found the methodology to be robust and the results of the testing process appropriate. Details of the impairment recorded during the year, which amounted to a total of €23 million, are set out in note 14 to the Consolidated Financial Statements on page 155.

Integration of Acquisitions

The Group acquired a number of significant assets and businesses in 2015. Accordingly, a particular focus for the Committee during 2016 was ensuring, together with management, the successful implementation of CRH’s internal control structures to the newly acquired entities.

Enterprise Risk Management

The Committee continued to monitor progress in respect of the formalisation of the Group’s Enterprise Risk Management framework and the methodology and process underlying the Viability Statement included on page 98 of the Directors’ Report (further details in relation to CRH’s risk governance are outlined on pages 18 and 19).

We also considered an assessment of the Group’s risk management and internal control systems. This had regard to all material controls, including financial, operational and compliance controls that could affect the Group’s business.

IT Governance and Cyber Security	We continued to monitor progress in refining the Group’s IT governance and information security programme and cyber security capabilities.
External Auditors

EY have been the Group’s external auditors since 1988. Following an assessment of EY’s continued independence, objectivity and performance, and having received confirmation of their willingness to continue in office, the Committee has recommended to the Board their continuance in office for the 2017 financial year. As in prior years, their continuance in office will be subject to a non-binding advisory vote at the 2017 AGM.

The Committee considered the possibility of putting the external audit engagement out to tender in 2016. However, given the continued management focus during the year on the operational and financial integration of the significant acquisitions completed in 2015, the appointment of a new Group Finance Director and the Committee’s continued satisfaction with the performance of EY (details of the Committee’s processes in reviewing the effectiveness of the external audit are set out on page 64), it was concluded that it would not be in the best interests of the Group to carry out a tender process in 2016.

Given the deadlines imposed by European Union rules for the rotation of external auditors (which for CRH will require new external auditors to be in place for the 2021 year-end audit), the Committee also discussed the timing for any future tender of the external audit engagement. Having considered the Group-wide resource commitment required in 2017 to deliver a number of key financial and performance-related initiatives (including planning for a number of significant accounting standard changes), it is the Committee’s current intention, subject to the then prevailing circumstances and any intervening developments of Group-wide significance, to carry out a tender process in 2018. However, this will continue to be monitored during 2017, with the Committee’s overriding aim being that any tender is carried out at a time that is in the best interests of the Group and its shareholders.

CRH Annual Report and Form 20-F | 2016

Corporate Governance Report - continued

Audit Committee Report - continued

Areas identified for focus during the 2016 External Audit Planning Process		Table 3
Area of Focus	Audit Committee Action
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

A number of the business units identified for divestment as part of the previously announced Group-wide portfolio review but which have not yet been divested were reintegrated back into the Group’s standard impairment testing processes during 2016. Similar to prior years, a separate assessment was carried out in 2016 in respect of the remaining business units identified for divestment as part of the previously announced Group-wide portfolio review. The valuation of each business unit (based on the estimated fair value less costs of disposal) was reassessed in 2016 on a standalone CGU basis and compared with its carrying value. The Audit Committee reviewed and considered the methodology used by management in the reassessment process and was satisfied that it was appropriate.

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

Contract Revenue Recognition

IAS 11 Construction Contracts requires revenue and expenses to be recognised on uncompleted contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated, revenue and expenses associated with that contract should be recognised by reference to the stage of completion of the contract activity at the balance sheet date. If it is anticipated that the contract will be loss-making, the expected loss must be recognised immediately. Following discussions with management and EY, the Audit Committee was satisfied that contract revenue recognition was not a material issue for the Group in 2016 as the majority of contracts were completed within the financial year.

Accounting for Acquisition of LH Assets

Given the significant scale of the acquisition of the LH Assets in 2015, both in terms of monetary value and geographical spread, the Audit Committee considered with management and EY the judgements and estimates used by management in:

•    the finalisation of the provisional accounting adjustments to opening balance sheet assets and liabilities;

•    the fair value accounting for property, plant and equipment; and

•    the recognition of provisions related to the acquisition

In each case the Audit Committee was satisfied that these were appropriate.

CRH Annual Report and Form 20-F | 2016

Nomination & Corporate Governance Committee Report

Chairman’s Overview

Board Renewal

The Nomination & Corporate Governance Committee regularly reviews the Board’s skill mix, experience and tenure in order that the renewal process is orderly and planned. A skills matrix has been developed to aid this process and is used by the Committee to identify candidates for the role of non-executive Director. The Committee is also responsible for making recommendations to the Board in relation to executive appointments and succession planning generally.

During 2016, and to date in 2017, the Committee identified and recommended to the Board that the following individuals be appointed:

•	Bill Teuber (non-executive Director), appointed to the Board with effect from 3 March 2016; and

•	Gillian Platt (non-executive Director), appointed to the Board with effect from 1 January 2017

The search criteria for the appointments included candidates with expertise in finance, technology, talent and change management and with experience in the regions in which CRH operates and emerging markets. External agents, which have no other connection with the Group, were used to identify candidates in each case (Boardworks and KornFerry).

Succession Planning

As mentioned in my introduction to the Corporate Governance Report, the Committee is continuing the process of considering the requirements of CRH for my successor as Chairman.

Committee Composition

Following Gillian Platt’s appointment to the Board, the Committee recommended to the Board that she be appointed to the Nomination & Corporate Governance Committee and to the Remuneration Committee.

Board Effectiveness

An internal evaluation of the Board’s effectiveness was carried out during the year. In addition, the recommendations made by ICSA Board Evaluation following their external evaluation in 2015 were reviewed and actions were agreed and implemented.

Corporate Governance

In 2016, revised guidance was issued by the Pre-emption Group (an independent body representing listed companies, investors and intermediaries) in relation to the annual authorities requested from shareholders regarding pre-emption rights. Having taken this guidance into consideration, the Committee recommended to the Board that two separate authorities be sought from shareholders at the 2017 Annual General Meeting: one resolution authorising the Directors to issue up to 5% of the issued Ordinary Share capital of the Company for cash, with a second resolution authorising the Directors to issue up to an additional 5% of the issued share capital, provided any issuance relates to a specific acquisition or capital expenditure proposal. The Board has approved the inclusion of the revised authorities on the agenda of the 2017 AGM (further details of which are set out in the Directors’ Report on page 99).

Nicky Hartery

Chairman of Nomination & Corporate Governance Committee

28 February 2017

CRH Annual Report and Form 20-F | 2016

Corporate Governance Report - continued

Nomination & Corporate Governance Committee Membership

The Nomination & Corporate Governance Committee consists of five non-executive Directors, considered by the Board to be independent. The biographical details of each member are set out on pages 59 to 61. The Chief Executive normally attends meetings of the Committee.

Board of Directors

Membership Structure of the Board

We consider the current size and composition of the Board to be within a range which is appropriate. The spread of nationalities of the Directors reflects the geographical reach of the Group and we consider that the Board as a whole has the appropriate blend of skills, knowledge and experience, from a wide range of industries, regions and backgrounds, necessary to lead the Group. Section 1 of the Governance Appendix on the CRH website (www.crh.com) contains further details on the Board’s structures and the Board’s policies with regard to the appointment and retirement of Directors.

Role and Responsibilities of the Board

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes the matters set out in table 4.

The Group’s strategy, which is regularly reviewed by the Board, and business model are summarised on pages 10 to 13.

The Board has delegated some of its responsibilities to Committees of the Board. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee*, the Board retains ultimate responsibility for determining the Group’s risk appetite and tolerance, and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors’ and Officers’ liability insurance policy in place.

Chairman

Nicky Hartery was appointed Chairman of the Group in 2012. On his appointment as Chairman, he met the independence criteria set out in the Code. Although he holds a number of other directorships, including a Canadian listed company (see details on page 59), the Board has satisfied itself that these do not impact on his role as Chairman.

Policy on Diversity

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the Nomination & Corporate Governance Committee looks at the following four criteria when considering non-executive Director candidates:

•	international business experience, particularly in the regions in which the Group operates or into which it intends to expand;

•	skills, knowledge and expertise in areas relevant to the operation of the Board;

•	diversity, including nationality and gender; and

•	the need for an appropriately sized Board

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority.

Committees

The Board has established five permanent Committees to assist in the execution of its responsibilities. The current permanent Committees are:

•	Acquisitions

•	Audit

•	Finance

•	Nomination & Corporate Governance

•	Remuneration

In addition, ad-hoc Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has Terms of Reference**, under which authority is delegated to them by the Board. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors. The Chairmen of the Committees attend the AGM and are available to answer questions from shareholders.

Each of the Committees reviewed their respective Terms of Reference in December 2016 and minor changes were approved to the Terms of Reference of the Finance and Remuneration Committees.

The Terms of Reference of each Committee are available on the CRH website, www.crh.com.

Matters reserved to the Board	Table 4

• Appointment of Directors

• Strategic plans for the Group

• Annual budget

• Major acquisitions and disposals

• Significant capital expenditure

• Approval of full-year results and the Annual Report and Form 20-F

• Approval of the interim results

  * In accordance with Section 167(7) of the Companies Act 2014.

** The Terms of Reference of these Committees comply fully with the Code; CRH considers that they are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

CRH Annual Report and Form 20-F | 2016

Attendance at meetings during the year ended 31 December 2016												Table 6
									Nomination &
Name	Board		Acquisitions		Audit		Finance		Corporate Governance		Remuneration

	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended

E.J. Bärtschi	7	7	-	-	8	8	7	7	-	-	-	-

M. Carton	7	7	7	7	-	-	7	7	-	-	-	-

W.P. Egan (i)	1	1	-	-	-	-	-	-	1	1	4	4

U-H. Felcht (i)	1	1	1	1	-	-	1	1	-	-	-	-

N. Hartery	7	7	7	7	-	-	7	7	6	6	4	4

P.J. Kennedy	7	7	2	2	2	2	-	-	5	5	5	5

R. McDonald (ii)	4	4	4	4	-	-	3	3	-	-	-	-

D.A. McGovern, Jr.	7	7	-	-	-	-	-	-	6	6	9	9

H.A. McSharry	7	7	-	-	8	8	1	1	-	-	5	5

A. Manifold	7	7	7	7	-	-	-	-	-	-	-	-

S. Murphy (iii)	7	7	6	6	-	-	6	6	-	-	-	-

L.J. Riches	7	7	-	-	-	-	-	-	6	6	9	9

H. Th. Rottinghuis	7	7	7	7	8	7	-	-	-	-	-	-

W.J. Teuber, Jr. (iv)	6	6	-	-	6	6	6	6	-	-	-	-

M.S. Towe (v)	7	6	-	-	-	-	-	-	-	-	-	-

(i)	Retired April 2016

(ii)	Retired September 2016

(iii)	Appointed January 2016

(iv)	Appointed March 2016

(v)	Retired from the Board at end December 2016

All	Directors attended the 2016 AGM.

CRH Annual Report and Form 20-F | 2016

Corporate Governance Report - continued

Substantial Holdings

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. Details of the substantial holdings as at 31 December 2016 are provided in table 7.

Stock Exchange Listings

CRH, which is incorporated in Ireland and subject to Irish company law, has a premium listing on the London Stock Exchange (LSE), a secondary listing on the Irish Stock Exchange (ISE) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE).

Regulatory, Compliance & Ethics

The Group Regulatory, Compliance & Ethics (Group RCE) programme has continued to develop in scope and reach. An external benchmarking review was completed during 2016 which included an assessment of the compliance programmes in place and their integration into the CRH businesses. This assessment included a number of site visits, as well as an online survey amongst a random selection of some 5,000 international employees. The resulting Report, which was issued in early 2016, confirmed that CRH has generally set the right tone in the area of compliance and that the Group has good policies and training in place to support compliance requirements. The Report also provided useful advice and insight to assist CRH in developing further organisational effectiveness in the regulatory, compliance and ethics area.

Awareness and Training

CRH’s compliance priorities for 2016 in the areas of training, review activities and awareness were communicated to all operating businesses in the Group and were supported by the introduction of various initiatives which include the following:

•	full integration of CRH’s recent and largest acquisitions into the CRH compliance programmes;

•	leveraging from the Group’s risk management processes, a roll-out of a bottom up compliance risk assessment;

•	enhanced annual Compliance Certification process;

•	verification of Hotline contact functionality and refined Hotline procedures put in place; and

•	review and development of current training programmes

The focus on training to the CRH Code of Business Conduct (COBC) continues for all relevant employees. During 2016, 23,500 employees participated in COBC training and a further 8,000 completed advanced instruction on competition/antitrust law and anti-bribery, anti-corruption and anti-fraud training. In line with its commitment to maintain its high ethical business standards, CRH continues to enhance its compliance training offerings and, during the last quarter of 2016, has fully reviewed and updated its online COBC training as well as developing online competition/antitrust, anti-bribery, anti-corruption and anti-fraud training which will be rolled out in 2017.

Policies and Guidance

In 2016, the Anti-Fraud Policy was revised and updated. The new Anti-Fraud & Anti-Theft Policy was distributed via the CRH management network in the last quarter of 2016. In addition, codes, policies and guidance have been reviewed in the following areas: competition/antitrust compliance; “Speak Up” policy; gifts and hospitality; and donations. The review of these policies was completed by year-end and recommendations were made for some additional guidance content in each area.

The CRH COBC has scored an ‘A’ rating by New York Stock Exchange Governance Services and incorporates some welcome features, including learning aids, an ethical decision-making guide and a clear focus on the core values of the Group: honesty, integrity and respect for the law. The COBC is available in 23 languages, is provided to all relevant employees and is available on the CRH website, www.crh.com.

Hotline

A robust communications plan is in place to complement the training programmes. A 24/7 multi-lingual confidential “Hotline” facility called “Speak Up” is also available to employees to report issues that concern them, for example issues concerning business ethics. The “Hotline” is maintained by an independent operator. All

Substantial Holdings	Table 7

As at 31 December 2016, the Company had received notification of the following interests in its Ordinary Share capital, which were equal to, or in excess of, 3%. Between 31 December 2016 and 28 February 2017, the Company has been advised that BlackRock, Inc.’s holding is 74,847,872 (8.98%) and that Baillie Gifford & Co. has reduced its holdings below 3%.

	31 December 2016		31 December 2015		31 December 2014
Name	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end

Baillie Gifford Overseas Limited and Baillie Gifford & Co.	33,171,299	3.98	41,193,797	5.00	-	-

BlackRock, Inc. (i)	74,809,499	8.98	74,030,167	8.99	40,681,647	5.49

Harbor International Fund	21,853,816	2.62	21,853,816	2.65	21,999,275	2.96

UBS AG	26,380,604	3.16	26,380,604	3.20	26,380,604	3.56

(i)	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

CRH Annual Report and Form 20-F | 2016

issues raised, whether through the “Hotline” or otherwise, are fully reviewed and appropriately investigated, with the applicable action taken based on the investigation’s findings. Group RCE continues to monitor that all concerns raised are subject to appropriate investigation and that outcomes and recommendations are acted upon. The collective goal is to ensure that the message is clearly understood that at CRH “there is never a good business reason to do the wrong thing”.

Communications with Shareholders

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, regularly meet with institutional shareholders (each year covering over 60% of the shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings. Table 9 provides a brief outline of the nature of the activities undertaken by our Investor Relations team.

In addition to the above, major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued periodically.

During 2016, the Chairman, Senior Independent Director and Company Secretary again participated in a number of conference calls with some of the Group’s major shareholders in advance of the 2016 AGM. The meetings were organised to provide those shareholders with an opportunity to discuss the resolutions on the 2016 AGM agenda and corporate governance matters generally.

We also respond throughout the year to correspondence from shareholders on a wide range of issues.

US Listing - Additional Information	Table 8

Additional details in relation to CRH’s general corporate governance practices are set out in the Governance Appendix, which has been filed as an exhibit to the Annual Report on Form 20-F as filed with the SEC. For the purposes of the Annual Report on Form 20-F, the Governance Appendix, and in particular the following sections thereof, are incorporated by reference herein:

Section 1 - Frequently Asked Questions

•	Page 3: For what period are non-executive Directors appointed?

•	Page 3: What are the requirements for the retirement and re-election of Directors?

Section 2 - Operation of the Board’s Committees

•	Page 6: Audit Committee: Role and Responsibilities

•	Page 6: Audit Committee: Meetings

•	Page 8: Audit Committee: Non-audit Fees

In addition, details of the executive Directors’ service contracts and the policy for loss of office are set out in the 2016 Directors’ Remuneration Policy, a copy of which has been filed as an exhibit to the Annual Report on Form 20-F as filed with the SEC and is incorporated by reference herein.

Investor Relations Activities	Table 9

•	Formal Announcements: including the release of the annual and interim results and the issuance of trading statements. These announcements are typically accompanied by presentations and webcasts or conference calls.

•	Investor Roadshows: typically held following the release of formal announcements, provide an opportunity for the management team to meet existing and/or potential investors in a concentrated set of meetings.

•	Industry Conferences: attendance at key sector and investor conferences affords members of the senior management team the opportunity to engage with key investors and analysts.

•	Investor Briefings: in addition to regular contact with investors and analysts during the year, the Company periodically holds capital market days, which include presentations on various aspects of CRH’s operations and strategy and provide an opportunity for investors and analysts to meet with CRH’s wider management team.

•	Media Briefings: each year, the Company provides media briefings on numerous issues.

The following are available on the CRH website (www.crh.com)	Table 10

Corporate Governance

•	Governance Appendix

•	Directors’ Remuneration Policy (2016 - 2019)

•	Terms of Reference of the Acquisitions, Audit, Finance, Nomination & Corporate Governance and Remuneration Committees

•	Memorandum and Articles of Association of the Company

•	Pre-approval policy for non-audit services provided by the auditors

•	Compliance & Ethics statement, Code of Business Conduct and Hotline contact numbers

Investors

•	Annual and Interim Reports, the Annual Report and Form 20-F (separate documents up to 2015) and the annual Sustainability Report

•	News releases

•	Webcast recordings of results briefings

•	General Meeting dates, notices, shareholder circulars, presentations and poll results

•	Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report

Chairman’s Overview

As Chairman of the Remuneration Committee I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2016. CRH has transformed over recent years, increasing in complexity and scale and is now positioned at 24 in the FTSE index, some 18 places higher than when CRH joined the index in December 2011. During that time, the Group’s market capitalisation has grown from €10 billion to €27.4 billion. This transformation, led by our exceptional management team, caused us to examine our remuneration structure last year. Our new Remuneration Policy (the ‘Policy’) was approved by shareholders at the 2016 AGM.

This Remuneration Report sets out the rationale for the implementation of the Policy in 2016, the Committee’s response to shareholder feedback regarding the Policy and the way in which the Committee will implement the Policy in 2017.

As an Irish incorporated company, CRH is not subject to the UK’s remuneration reporting requirements. However, our preferred approach is to adopt best practice corporate governance for a FTSE50 company. Therefore, as in previous years, this report is split into three sections: this Chairman’s Statement, a summary of the main features of the Policy approved by shareholders in 2016 (pages 75 to 80) and the Annual Report on Remuneration (pages 81 to 95). The full Policy is detailed in the Group’s 2015 Annual Report (pages 95 to 106).

Alignment of Business Performance with Remuneration for 2016

2016 has been another very positive year for CRH, with a 15% growth in sales, and EBITDA (as defined)* well ahead of 2015 (+41%). Group profit for the 2016 financial year increased by 74% compared with 2015. The share price has increased by 23% over the year, the total dividend proposed is 65.0c, an increase of 4% compared to 2015, and three-year TSR to end 2016 was 95%, compared with 15% for the FTSE100.

The Group performance is reflected in the executive Directors’ remuneration. With strong trading and cash flow performance for the year, the financial targets for the annual bonus plan (EPS, RONA and cash flow) were achieved in full, resulting in a maximum payout level for each metric. Payout levels for the personal and strategic targets are summarised in tables 20 and 21 on page 86. Overall, bonuses of between 96.67% and 98.33% of maximum were achieved.

The Committee has approved the full vesting of the Performance Share Plan (the ‘PSP’) awards made in 2014, with the strong share price relative to the relevant peer group (see table 24 on page 88) resulting in top quartile three-year TSR performance (75% of the award) and the cash delivery by management over the three years to end 2016 (25% of the award) exceeding the target for maximum payout. This brings the average vesting level since the original plan was adopted by shareholders in 2006 to approximately 46% (previously 39%). Further details of 2016 remuneration are set out in the Annual Report on Remuneration.

2016 Remuneration Policy and Shareholder Engagement

At the 2016 AGM, shareholders approved the new Policy. The Committee believes this Policy is an appropriate incentive framework for management to deliver on the Group’s strategy and to gain maximum value from the significant acquisitions completed in 2015. During 2016, management has made significant progress on the areas that the Committee focused on in framing the new Policy, by the creation of shareholder value through improved margins and returns, the successful integration of the 2015 acquisitions and, in particular, by the restoration of debt metrics through the generation of a net cash inflow of €2.3 billion from operating activities.

The Committee noted that a number of shareholders did not support the new arrangements. A summary of the vote is set out in table 36 on page 94.

As I mentioned in last year’s Remuneration Report, in early 2016 I met with CRH’s major shareholders (representing approximately 50% of the issued share capital) to discuss the revised policy proposals. Shareholders expressed a wide range of distinct views on the draft remuneration proposals, which the Committee considered carefully in determining the final proposed policy. After the publication of the 2016 AGM agenda, the Company also engaged with a number of shareholders who had not been involved in the initial consultation process, which provided the Committee with additional shareholder perspectives on pay.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Following the 2016 AGM, the Committee analysed the voting outcome in detail and reviewed the key reasons for which some shareholders felt they could not support the Policy. These reasons fell broadly into two categories: (i) the mix of performance metrics in the PSP, or (ii) the total remuneration potential for full achievement of targets.

I appreciate the time given by shareholders to engage with me on this topic both before, and, in some cases, after the 2016 AGM. The Committee has considered all of the various issues and I set out below our continued commitment to addressing the key concerns raised. In particular:

Performance Metrics

•	Given CRH’s continued focus on our debt metrics and maximising long-term shareholder value from the LH Assets and CRL acquisitions, the Committee believes that the current mix of performance measures in the PSP (50% TSR and 50% cash flow) remains appropriate for awards made in 2017, as it reflects this combined focus on shareholder value and cash generation;

•	The Committee notes the preference of certain shareholders for the introduction of RONA as a metric for the PSP. Following this feedback, we introduced an additional underpin for the TSR element of PSP awards in 2016, whereby at the end of the performance period the Committee will carefully consider the RONA performance of the business, including in particular that of the LH Assets. The PSP outcome may be adjusted downwards if RONA performance has not met the expectations of the Board. This RONA underpin will also be applied for PSP awards made in 2017. In the meantime, the annual bonus plan will continue to have RONA as a significant component, and the Committee will continue to keep under close review the appropriateness of setting specific targets relating to a returns metric for the PSP in the next couple of years; and

•	In relation to the cash flow element, the Committee will monitor and, if required, make appropriate adjustments to reflect unusual items such as significant underspend or a delay in budgeted capital expenditure, both ordinary and extraordinary

Total Remuneration Potential

•	During development of the Policy, the Committee considered carefully the incentive opportunities for achievement of on-target and stretch performance, and believes they are appropriate for a FTSE50 company and vital for the achievement of the Board’s strategic goals and the retention of key employees;

•	Prior to finalising the Policy submitted to the 2016 AGM, the Committee reduced the total potential for full achievement of targets to reflect feedback received from shareholders during the consultation process; and

•	The Committee has a robust and considered approach to target setting, and is satisfied that the targets which apply to 2017 incentives include significant stretch, and appropriately reflect the quantum of remuneration potential. Maximum payout is delivered only for exceptional performance in both relative and absolute terms. The performance targets are summarised on page 84

Remuneration in 2017

The Committee is not proposing any changes to the Policy at this time, as it considers that the current remuneration structure and incentive opportunities remain appropriate for the business.

The Committee will implement the Policy in 2017 as set out in table 12 on page 74.

For 2017, Albert Manifold and Maeve Carton will receive salary increases of 3% and 2.5% to €1,442,000 and €705,713, respectively. This is in line with the average increases for the workforce as a whole, which range from 2.4% to 3% in CRH’s core geographies. Senan Murphy will receive an increase of 12.9%, taking his salary to €705,713.

In line with best practice, Senan Murphy was initially appointed as Finance Director in January 2016 on a significantly below-market salary, with the expectation that his salary would increase over time as he develops in the role. Towards the end of the year, the Committee reviewed Senan’s performance and contribution to the very strong year in 2016. The Committee also carefully considered his salary and overall package compared to FTSE companies of a similar size and complexity.

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Taking into account his excellent growth in the role and his exceptional contribution to business performance since his appointment, the Committee concluded that his salary should be increased to €705,713. His revised salary remains below market for FTSE companies of a similar size.

Board Changes

Mark Towe retired from the Board on 31 December 2016. He remains Chairman of CRH Americas and a Group employee. Details of the treatment of his outstanding share awards are set out on page 84.

Conclusion

The Committee believes that the remuneration paid to the executive Directors in 2016 is appropriate and is strongly correlated with the performance of the Company and value delivered for shareholders. The Committee also believes that the Policy is vital to the continued delivery of CRH’s strategy and maximisation of shareholder value by the leadership team in the coming years. We hope to receive your support for the Directors’ Remuneration Report at the 2017 AGM.

Donald A. McGovern, Jr.

Chairman of Remuneration Committee

28 February 2017

 Executive Directors’ Remuneration Summary

2016 Remuneration Snapshot (full details of 2016 remuneration in table 17 on page 83)			Table 11

	Fixed	Performance Related Variable Remuneration

Director	Salary	Annual Bonus (i) (% of max)	Value of PSP awarded in 2014 (ii) (% of max)

Albert Manifold	€1,400,000	98.33%	100%

Maeve Carton	€688,500	96.67%	100%

Senan Murphy	€625,000	96.67%	Not applicable (iii)

Mark Towe	US$1,448,400	98.33%	100%

(i)	In accordance with 2016 Remuneration Policy.

(ii)	The awards, for which performance is measured over the three-year period to end 2016, will vest at 100% in 2019 following the completion of a two-year holding period. Further details in relation to the estimated value of the awards, split between the value created for performance and the value created through share price growth, are included in table 17 on page 83. The market value per share on the date of award (in March 2014) was €20.49.

(iii)	Appointed to the Board in January 2016.

2017 Remuneration Snapshot					Table 12
Director	Salary	Max. Annual Bonus (% of salary)	Bonus metrics for 2017 Award	2017 PSP Award (% of salary)	Metrics for 2017 PSP Award
Albert Manifold	€1,442,000 +3.0%	225%	• EPS • RONA	365%

Maeve Carton	€705,713 +2.5%	150%	• Operating cash flow	200%	• TSR (50%) (i) • Cash flow (50%)

Senan Murphy	€705,713 +12.9%	150%	• Personal/ Strategic	200%
(i) Subject to a RONA underpin.

TSR Performance (2008 - 2016)	Table 13

(i)	For the purposes of comparability, the FTSE100 Index is converted to euro using the closing exchange rate at each year-end.

CRH Annual Report and Form 20-F | 2016

Structure of Directors’ Remuneration Report

This report sets out details of:

•	the 2016 Directors’ Remuneration Policy, which was approved by shareholders at the 2016 AGM;

•	the key areas of focus for the Remuneration Committee during 2016;

•	the remuneration paid to Directors in respect of 2016;

•	how the Policy will operate for 2017; and

•	other areas of disclosure

The Directors’ Remuneration Report, excluding the Summary of Directors’ Remuneration Policy on pages 75 to 80, will be put to shareholders for the purposes of an advisory vote at the AGM to be held on 27 April 2017.

The Remuneration Committee

The Remuneration Committee consists of five non-executive Directors considered by the Board to be independent. They bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 60 to 61. Details of the non-executive Directors who were members of the Committee during 2016, together with their record of attendance at Committee meetings, is set out in table 6 on page 69. The main focus of the Committee is to:

•	determine and agree with the Board the Group’s policy on executive remuneration;

•	seek shareholder approval for the policy at least every three years;

•	ensure that CRH’s remuneration structures are fair and responsible; and

•	consider and approve salaries and other terms of the remuneration packages for the executive Directors and the Chairman

In addition, the Committee:

•	recommends and monitors the level and structure of remuneration for senior management; and

•	oversees the preparation of this Directors’ Remuneration Report

In considering remuneration levels for executive Directors particularly, the Committee takes into account remuneration trends across the CRH Group, which has a diverse range of operations in 31 countries, in geographic regions which are often at different stages in the economic cycle. Annually, the Chairman of the Remuneration Committee reviews with the Audit Committee the Group’s remuneration structures from a risk perspective.

CRH’s Approach to Remuneration	Table 14

The purpose of the Policy is to:

•	attract and retain Directors of the highest calibre;

•	properly reward and motivate executive Directors to perform in the long-term interests of the shareholders;

•	provide an appropriate blend of fixed and variable remuneration and short and long-term incentives for executive Directors;

•	foster entrepreneurship in regional companies by rewarding the creation of shareholder value through organic and acquisitive growth;

•	reflect the spread of the Group’s operations so that remuneration packages in each geographical area are appropriate and competitive for that area; and

•	reflect the risk policies of the Group

Summary of Directors’ Remuneration Policy

CRH’s Remuneration Policy is available on the Group’s website, www.crh.com, and was included in full in the 2015 Annual Report. As the Company is not seeking shareholder approval for any revision to the Policy in 2017, the full text has not been reproduced in this report. The following paragraphs and tables 15 and 16 on pages 76 to 80 provide a summary of the key elements of the Policy.

As an Irish incorporated company, CRH is not required to comply with section 439A of the UK Companies Act 2006 which requires UK companies to submit their remuneration policy to a binding shareholder vote.

Maintaining high levels of corporate governance is important to CRH and, therefore, the Company intends to operate within the Policy unless it is not practical to do so in exceptional circumstances. However, as an Irish incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director. In the event there was to be such an inconsistency, the Company may be obliged to honour any such right, notwithstanding it may be inconsistent with the Policy.

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

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Summary of Directors’ Remuneration Policy - continued

The purpose, operation, opportunity and performance measures for the five components of executive Directors’ remuneration are summarised in table 15 below. Further details and explanatory notes are included in the full Policy, a copy of which is available on the CRH website, www.crh.com. The components of remuneration comprise three fixed elements: basic salary, pension and benefits, and two variable elements: annual bonus and PSP.

Details regarding the implementation of the Policy in 2016 can be found on pages 81 to 95 of the Annual Report on Remuneration.

Policy for Executive Directors		Table 15
Element	Fixed Base Salary	Fixed Pension
Purpose and link to strategy Operation

•    Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets

•    Base salaries are set by the Committee taking into account:

–     the size and scope of the executive Director’s role and responsibilities;

–     the individual’s skills, experience and performance;

–     salary levels at FTSE listed companies of a similar size and complexity to CRH and other international construction and building materials companies; and

–     pay and conditions elsewhere in the Group

•    Base salary is normally reviewed annually with changes generally effective on 1 January, although the Committee may make an out-of-cycle increase if it considers it to be appropriate

•    Pension arrangements provide competitive and appropriate retirement plans

•    Given the long-term nature of the business, pension is an important part of the remuneration package to support creation of value and succession planning

•    Ireland-based executive Directors can participate in a defined contribution scheme, or in certain circumstances can opt for a taxable, non-pensionable, supplementary cash alternative in lieu of pension contributions. Ireland-based executive Directors who joined the Group prior to 31 December 2011 participate in a contributory defined benefit scheme which closed to new entrants on that date

•    US-based executive Directors can participate in a defined contribution scheme and in an unfunded Supplemental Executive Retirement Plan (SERP)

•    For new appointments to the Board the Committee may determine that alternative pension provisions will operate (for example a cash contribution). When determining pension arrangements for new appointments the Committee will give regard to existing entitlements, the cost of the arrangements, market practice and the pension arrangements received elsewhere in the Group

Maximum opportunity

•    Base salaries are set at a level which the Committee considers to be appropriate taking into consideration the factors outlined in the Operation row above

•    While there is no maximum base salary, normally increases will be in line with the typical level of increase awarded to other employees in the Group, but may be higher in certain circumstances. These circumstances may include:

–     where a new executive Director has been appointed at a lower salary, higher increases may be awarded over an initial period as the executive Director gains in experience and the salary is moved to what the Committee considers is an appropriate positioning;

–     where there has been a significant increase in the scope or responsibility of an executive Director’s role or where an individual has been internally promoted, higher salary increases may be awarded; and

–     where a larger increase is considered necessary to reflect significant changes in market practice

•    The entitlement of individuals participating in defined contribution schemes reflects the accumulated individual and matching company contributions paid into the schemes. At present no Ireland-based executive Directors are members of a defined contribution scheme

For the two Ireland-based executive Directors who joined the Group prior to 31 December 2011, the defined benefit pension is provided through an Irish

Revenue approved retirement benefit scheme (the ‘Scheme’). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60ths), with this tranche being revalued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date a career-average revalued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Ireland-based executive Directors have elected to cease accruing pensions benefits and to receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap (see page 82 for more details). These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the liability the Company would otherwise have had under the Scheme in respect of each individual’s benefits and spread over the term to retirement as annual compensation allowances

•    US-based executive Directors can participate in a defined contribution retirement plan in respect of basic salary; and in addition can participate in a SERP also in respect of basic salary, to which contributions are made at an agreed rate (20%), offset by contributions made to the other retirement plan

Performance measure	n/a	n/a

CRH Annual Report and Form 20-F | 2016

Policy for Executive Directors - continued
Element	Fixed Benefits
Purpose and link to strategy	• To provide a market-competitive level of benefits for executive Directors
Operation

•    The Committee’s policy is to set benefit provision at an appropriate market-competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based

•    Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the Director and his/her family and life assurance

•    In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

•    US-based executive Directors can also receive benefits in relation to club membership and short-term disability insurance

•    Benefits may also be provided in relation to legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement

•    The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so

•    Executive Directors are eligible to participate in the Company’s all-employee share schemes on the same terms as other employees. Executive Directors may also receive other benefits which are available to employees generally

•    Relocation policy: where executive Directors are required to relocate to take up their role, the Remuneration Committee may determine that they should receive appropriate relocation and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice

Maximum opportunity	• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits
Performance measure	n/a

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Summary of Directors’ Remuneration Policy - continued

Policy for Executive Directors - continued		Table 15 - continued
Element	Performance-related Incentive Annual Bonus
Purpose and link to strategy

•    The Annual Performance-related Incentive Plan is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation

•    The deferred element of the Plan links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with shareholders’ interests

•    ‘Malus’ and clawback provisions enable the Company to mitigate risk

Operation

•    The Annual Performance-related Incentive Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee

•    The annual bonus is paid in a mix of cash and shares (structured as a deferred share award)

•    For 2017:

–     75% of the bonus will be paid in cash; and

–     25% will be paid in shares (deferred element)

•    In future years, the Committee may determine that a different balance between cash and shares is appropriate and adjust the relevant payments accordingly

•    When assessing performance and determining bonus payouts the Committee also considers the underlying financial performance of the business to ensure it is consistent with the overall award level

•    The deferred element of the bonus will be structured as a conditional share award or nil-cost option and will normally vest after three years from grant (or a different period determined by the Committee). Deferred share awards may be settled in cash

•    Dividend equivalents may be paid on deferred share awards in respect of dividends paid during the vesting period. These payments may be made in cash or shares and may assume the reinvestment of dividends on a cumulative basis

•    For deferred awards, ‘malus’ provisions apply. Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment

Maximum opportunity

•    Maximum annual opportunity of 225% of base salary

•    For 2017, the intended maximum award levels are:

–     225% of base salary for Chief Executive; and

–     150% of base salary for other executive Directors. The Committee may increase the percentage in the future up to a maximum of 225%

Performance measure

•    The Annual Performance-related Incentive Plan is based on achieving clearly defined and stretching annual targets and strategic goals set by the Committee each year based on key business priorities

•    The performance metrics used are a mix of financial targets including return goals and personal/strategic objectives generally. Currently 80% of the bonus is based on financial performance measures. The Committee may vary the weightings of measures but no less than 50% shall be based on financial performance measures

•    A portion of the bonus metrics for any Director may be linked to his/her specific area of responsibility

•    Up to 50% of the maximum bonus will be paid for achieving target levels of performance

CRH Annual Report and Form 20-F | 2016

Policy for Executive Directors - continued
Element	Performance-related Incentive Performance Share Plan
Purpose and link to strategy

•    The purpose of the PSP is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals

•    ‘Malus’ provisions enables the Company to mitigate risk

Operation

•    Awards (in the form of conditional share awards or nil-cost options) normally vest based on performance over a period of not less than three years. Awards may also be settled in cash

•    Awards are normally subject to an additional holding period ending on the fifth anniversary of the grant date (or another date determined by the Committee)

•    Dividend equivalents may be paid on PSP awards that vest in respect of dividends paid during the vesting period until the end of the holding period. These payments may be made in cash or shares and may assume reinvestment on a cumulative basis

•    ‘Malus’ provisions (as set out in the rules of the 2014 Performance Share Plan) will apply to awards

Maximum opportunity

•    Maximum annual opportunity of up to 365% of salary

•    For 2017 the intended award levels are:

–     365% of base salary for Chief Executive; and

–     200% of base salary for other executive Directors. The Committee may increase the percentage in the future up to a maximum of 365%

Performance measure

•    Awards to be granted in 2017 will vest based on a relative TSR test compared to a tailored group of key peers (25%) and an index comparator (25%), and cumulative cash flow performance (50%) (see page 84 for details in relation to the 2017 awards)

•    For threshold levels of performance, 25% of the award vests

•    Where applicable, when determining vesting under the PSP the Committee reviews whether the TSR performance has been impacted by unusual events and whether it reflects the underlying performance of the business. In addition, the Committee considers financial performance (including RONA) in the period to ensure that TSR performance is consistent with the objectives of the performance criteria and was not distorted by extraneous factors

•    The Committee may in future years change performance measures including introducing additional performance measures for awards made under this Policy, for example, returns-based measures

•    The Committee may amend the performance conditions if an event occurs that causes it to consider that an amended performance condition would be more appropriate and would not be materially less difficult to satisfy

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Summary of Directors’ Remuneration Policy - continued

Policy for Non-Executive Directors		Table 16
Approach to setting fees	Basis of fees	Other items

•    The remuneration of non-executive Directors is determined by a Board committee of the Chairman and the executive Directors

•    The Remuneration Committee determines the remuneration of the Chairman within the framework or broad policy agreed with the Board

•    Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of Board duties

•    Fees are set taking into account typical practice at other companies of a similar size and complexity to CRH

•    Fees are reviewed at appropriate intervals

•    Fees are paid in cash

•    Non-executive Director fees policy is to pay:

–     a basic fee for membership of the Board;

–     an additional fee for chairing a Committee;

–     an additional fee for the role of Senior Independent Director (SID) (if the SID is not the Chairman of the Remuneration Committee);

–     an additional fee to reflect committee work (combined fee for all committee roles); and

–     an additional fee based on the location of the Director to reflect time spent travelling to Board meetings

•    Other fees may also be paid to reflect other Board roles or responsibilities

•    In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit of €875,000 was set by shareholders at the AGM held in 2016

•    The non-executive Directors do not participate in any of the Company’s performance-related incentive plans or share schemes

•    Non-executive Directors do not receive pensions

•    The Group Chairman is reimbursed for expenses incurred in travelling from his residence to his CRH office. The Company settles any tax incurred on this on his behalf

•    Non-executive Directors do not currently receive any benefits. However, benefits may be provided in the future if, in the view of the Board (for non-executive Directors or for the Chairman), this was considered appropriate. The Company may settle any tax due on benefits

CRH Annual Report and Form 20-F | 2016

Annual Report on Remuneration

Remuneration received by executive Directors in respect of 2016

Details of individual remuneration for executive Directors for the year ended 31 December 2016, including explanatory notes, are given in table 17 on page 83. Details of Directors’ remuneration charged against profit in the year are given in table 19 on page 85.

2016 Annual Bonus Plan

CRH’s Annual Bonus Plan for 2016 was based on a combination of financial targets and personal/strategic goals. The relative weighting of the components of the plan, together with indicative performance for each measure is given in table 20 on page 86. With strong overall performance by the Group in 2016, there was a full payout under each of the financial targets (EPS, RONA and cash flow), which applied to each executive Director. Specific financial targets for the 2016 Annual Bonus Plan have not been disclosed in this report as they are considered by the Board to be commercially sensitive. However, it is intended that Group-related financial targets for 2016 will be disclosed in the 2017 Directors’ Remuneration Report, subject to the information no longer being commercially sensitive at that time.

Details of each executive Director’s personal/strategic objectives and their achievement against these objectives are set out in table 21 on page 86, with total bonus payments of 221.25% of salary for Albert Manifold, 145% of salary for Maeve Carton, 145% of salary for Senan Murphy and 147.5% of salary for Mark Towe representing a percentage against the maximum payable of 98.33%, 96.67%, 96.67% and 98.33% respectively.

In accordance with the Policy, 25% of the bonus amount will be deferred into shares for a period of three years. Deferred Share awards are not subject to any additional performance conditions during the deferral period and are adjusted for dividend equivalents based on dividends paid by CRH during the deferral period. Annual bonus awards are subject to recovery provisions for three years from the date of payment (cash awards) or grant (deferred awards).

2015 Annual Bonus – Retrospective Disclosure of Targets

Similar to 2016, CRH’s Annual Bonus Plan for 2015 was based on a combination of financial targets and personal/strategic goals. Due to commercial sensitivity, specific targets were not disclosed in the 2015 Directors’ Remuneration Report. The Remuneration Committee considers that Group-related targets for 2015 have ceased to be commercially sensitive and, accordingly, these are set out in table 22 on page 87.

Long-term Incentives

Performance Share Plan (the ‘PSP’)

2014 awards

In 2014, the executive Directors were granted conditional awards under the 2014 PSP. The awards were based on TSR (75% of the award) and Cumulative Cash Flow (25% of award), and performance was measured over the three-year period 1 January 2014 to 31 December 2016. In February 2017, the Remuneration Committee determined that 100% of the award had met the relevant performance criteria as performance in relation to both the TSR and cumulative cash flow metrics exceeded the relevant threshold targets for vesting. The Committee considers that the vesting outcome is reflective of the Company’s underlying performance over the performance period. In accordance with the Policy, the 2014 awards to executive Directors will vest in 2019 on completion of an additional two-year holding period. Vested awards will be adjusted for dividend equivalents based on dividends paid in the period from grant to the date of vesting in 2019. Table 23 on page 88 sets out the relevant targets. Table 25 on page 88 sets out details of the awards.

Further commentary on performance against the TSR and cash flow metrics is set out in the Chairman’s Introduction on page 72.

2016 awards

During 2016, following approval of the Policy, awards under the PSP were made to the executive Directors, details of which are summarised in table 28 on page 89. 50% of each award made in 2016 is subject to a TSR measure, with 25% being measured against a tailored sector peer group (see table 27 on page 89) and 25% against the FTSE All-World Construction & Materials Index (as at the start of the relevant performance period). Given the importance of returns-based measures to a number of our shareholders, the TSR measure will be subject to a RONA underpin. At the end of the three-year performance period, the Remuneration Committee will consider the RONA performance of the business and the outcome for the TSR element may be adjusted (downwards only) if RONA performance has not met the expectations of the Board and the Remuneration Committee. The other 50% of each award made in 2016 is subject to a cumulative cash flow metric. The definition of cash flow is the net increase/decrease in cash and cash equivalents adjusted to exclude:

•	dividends to shareholders;

•	acquisition/investment expenditure;

•	share issues (scrip dividend, share options, other);

•	financing cash flows (new loans/ repayments);

•	back funding pension payments; and

•	foreign exchange translation

The Remuneration Committee considers that it is appropriate to make these adjustments in order to remove items that do not reflect the quality of management’s operational performance, or are largely outside of management control. The Remuneration Committee will also consider whether any adjustments are required to cash flows, for example, resulting from any significant acquisitions completed during the performance period or a significant underspend or delay in budgeted capital expenditure, both ordinary and extraordinary.

Performance for the awards made in 2016 will be assessed over the three-year period to 31 December 2018. Details of the performance targets are set out in table 26 on page 89. Awards, to the extent that they vest, will be adjusted for dividend equivalents based on dividends paid in the period from grant to the date of vesting in 2021. ‘Malus’ provisions apply to the awards.

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Other employee share plans

Executive Directors are eligible to participate in the 2010 Savings-related Option Scheme (Republic of Ireland) (the ‘2010 SAYE Scheme’) and in the Group’s Irish Revenue approved Share Participation Scheme (the ‘Participation Scheme’).

The 2010 SAYE Scheme is an Irish Revenue approved plan open to all Irish employees. Participants may save up to €500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of executive Directors under the 2010 SAYE Scheme are set out in table 29 on pages 90 and 91.

The Participation Scheme is an Irish Revenue approved plan and is open to all employees in Ireland. Grants can be made to participants up to a maximum of €12,700 annually in CRH shares. Albert Manifold and Maeve Carton participated in the Participation Scheme in 2016.

Retirement benefit expense

Albert Manifold and Maeve Carton are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of salary* for each year of pensionable service and is designed to provide two-thirds of career average salary at retirement for full service. If either leaves service prior to Normal Retirement Age (60) they will become entitled to a deferred pension, payable from Normal Retirement Age, based on the pension they have accrued to their date of leaving. The Finance Act 2006 established a cap on pension provisions by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million and reduced further to €2 million by the Finance (No. 2) Act 2013) or the value of individual accrued pension entitlements as at 7 December 2005.

As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Albert Manifold and Maeve Carton have opted for an arrangement whereby their pensions are capped in line with the provisions of the Finance Act 2006 and receive a supplementary taxable non-pensionable cash supplement in lieu of pension benefits forgone. There was, therefore, no additional accrual in 2016. The cash pension supplements for 2016 are detailed in table 17. These supplements are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances.

The contributory defined benefit plan in which Albert Manifold and Maeve Carton participate closed to new entrants at the end of 2011.

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

Details regarding pension entitlements for the executive Directors are set out in tables 30 and 31 on page 92.

Shareholding guidelines for executive Directors

Pursuant to the Policy, executive Directors are required to build up (and maintain), the following minimum holding in CRH shares:

Chief Executive:	2.5x basic salary

Other executive Directors:	1.0x basic salary

Unless the executive Director has a significant change in role, which results in a step change in salary, the shareholding guideline is ordinarily required to be achieved within five years of appointment.

Following his appointment in 2016, the Remuneration Committee determined that Senan Murphy will have until 31 December 2020 to meet the shareholding guideline. Similarly, following the increase in the shareholding guideline requirement for the Chief Executive (increased from 1.0 times basic salary to 2.5 times basic salary) in 2016, the Remuneration Committee has determined that the Chief Executive will also have until 31 December 2020 to meet the revised guideline.

The current shareholdings of executive Directors as a multiple of basic salary are shown in table 32 on page 92.

* Salary is defined as basic annual salary and excludes any fluctuating emoluments.

CRH Annual Report and Form 20-F | 2016

Individual Executive Remuneration for the year ended 31 December 2016 (Audited)	Table 17

	Albert Manifold			Maeve Carton			Senan Murphy			Mark Towe
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Fixed Pay	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000

Basic Salary (i)	1,400	1,290	1,200	689	675	625	625	-	-	1,309	1,280	1,036
Benefits (ii)	22	22	39	10	10	16	22	-	-	74	72	59
Retirement Benefit Expense (iii)	671	607	559	252	282	260	156	-	-	262	256	207

Total Fixed Pay	2,093	1,919	1,798	951	967	901	803	-	-	1,645	1,608	1,302

Performance-related Pay
Annual Bonus (iv):
Cash Element	2,323	1,451	1,350	748	734	703	679	-	-	1,447	1,416	1,166
Deferred Shares	774	484	450	250	245	234	227	-	-	483	472	389

Total Annual Bonus	3,097	1,935	1,800	998	979	937	906	-	-	1,930	1,888	1,555

Long-term Incentives (v):
Performance Share Plan
- value delivered through performance	3,171	907	-	1,320	630	-	-	-	-	2,155	1,134	-
- value delivered through share price growth	1,622	466	-	675	323	-	-	-	-	1,102	588	-
Vested Share Options	-	209	586	-	145	69	-	-	-	-	266	129

Total Long-term Incentives	4,793	1,582	586	1,995	1,098	69	-	-	-	3,257	1,988	129

Total Performance-related Pay	7,890	3,517	2,386	2,993	2,077	1,006	906	-	-	5,187	3,876	1,684

Total Single Figure	9,983	5,436	4,184	3,944	3,044	1,907	1,709	-	-	6,832	5,484	2,986

(fixed and performance-related)

(i)	Basic Salary: Further details and background in relation to the changes in salaries effective for 2016 are set out on page 72 of the 2015 Directors’ Remuneration Report.

(ii)	Benefits: For executive Directors these relate principally to the use of company cars, medical insurance and life assurance and, where relevant, the value of the non-taxable discount on the grant of options under the Group’s 2010 SAYE Scheme.

(iii)	Retirement Benefit Expense: As noted on page 82, Albert Manifold and Maeve Carton each receive a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. Senan Murphy receives a supplementary taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

(iv)	Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2016, a bonus was payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2016 Plan, together with details of the performance against targets and payouts in respect of 2015 and 2016, are set out on pages 86 and 87. For 2016, 2015 and 2014 bonuses, 25% of executive Directors’ bonuses were paid in Deferred Shares, vesting after three years, with no additional performance conditions.

(v)	Long-term Incentives: In February 2017, the Remuneration Committee determined that 100% of the performance conditions which applied to the PSP awards made in 2014 have been met. The awards are subject to a two-year holding period and will vest in 2019. For the purposes of this table, the value of these awards, which were subject to a three-year performance period ending in 2016, has been estimated using a share price of €30.97, being the three-month average share price to 31 December 2016. Amounts in the long-term incentive column for 2015 reflect the value of long-term incentive awards with a performance period ending in 2015. These amounts reflect the value of the PSP and share option awards granted in 2013, which the Remuneration Committee determined in February 2016 had met the applicable performance targets and have been updated to reflect the market value of the shares on the date of vesting, which for Irish-based executives was €24.50 and for the US-based executive was €24.59, less, in the case of the options, the total exercise cost. In the 2015 Directors’ Remuneration Report, the value of the awards was estimated based on the three-month average share price to 31 December 2015 (see page 77 of the 2015 Directors’ Remuneration Report). Amounts in the long-term incentive column for 2014 reflect the value of the awards granted in 2006, 2007, 2008 and 2009, which the Remuneration Committee determined in May 2015 had met the applicable EPS performance targets and had vested. For the purposes of this table, the value of these awards has been calculated based on the difference between the total exercise cost and the market value on the date of vesting (€25.11).

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Board Changes

Mark Towe retired from the Board on 31 December 2016. He remains Chairman of CRH Americas and a Group employee. He received a bonus in respect of performance to the end of 2016 as outlined above. Details of his outstanding share awards are set out in table 29 on pages 90 and 91. On the basis that Mark Towe will continue his employment with the Group, the Remuneration Committee has determined that the arrangements outlined in table 18 should apply in relation to his outstanding awards.

Bill Egan and Utz-Hellmuth Felcht retired as non-executive Directors at the conclusion of the AGM in April 2016, and Rebecca McDonald retired as a non-executive Director in September 2016. Each non-executive Director received their outstanding non-executive Director fees for the period to their respective dates of retirement.

Non-executive Directors

The remuneration of non-executive Directors and the Chairman is determined by the Board of Directors as a whole. The fees were increased in 2016. Details of the remuneration paid to non-executive Directors in 2016 is set out in table 33 on page 93. There is no proposed change in fees for non-executive Directors for 2017.

Implementation of Remuneration Policy for 2017

Basic salary and benefits

Details of executive Directors’ salaries for 2017 compared with 2016 are set out in the Committee Chairman’s introduction on pages 73 and 74.

Executive Directors will receive benefits in line with the Policy in 2017. The level of benefits provided will depend on the cost of providing individual items and the individual circumstances.

2017 Annual Bonus Plan

The Remuneration Committee has determined that the 2017 Annual Bonus Plan will be operated broadly in line with the 2016 Annual Bonus Plan. 80% of the bonus will be based on financial targets and the remaining 20% on individual objectives aligned to key

Outstanding Share Awards - Mark Towe	Table 18

Deferred Share Awards

•    Outstanding awards (i.e. awards in relation to 2013, 2014, 2015 and 2016 bonuses) will vest on their normal vesting dates, with dividends accruing over the vesting periods in the normal way

•    In the event that Mark Towe ceases to be employed by the Group, the vesting for any outstanding awards will be determined by the Remuneration Committee in accordance with the Policy

2014 Performance Share Plan

•    Outstanding awards (i.e. awards made in 2014, 2015 and 2016) will be released on their normal release dates subject to performance (to be measured at the normal time) and continued employment on the release date. Awards will be subject to the normal two-year holding period

•    In the event that Mark Towe ceases to be employed by the Group, the vesting and achievement of performance conditions for any outstanding awards will be determined by the Remuneration Committee in accordance with the Policy

2010 Share Option Scheme	• 2013 award, which has vested, must be exercised within 12 months of Mark Towe ceasing to be employed by the Group, or the expiry date of the award if earlier strategic areas for each executive Director. The Committee intends to disclose the targets for the 2017 Annual Bonus Plan in the 2018 Directors’ Remuneration Report.

2017 PSP Awards

For the 2017 PSP awards, performance will be assessed over the three-year period to 31 December 2019.

As was the case in 2016, 50% of the 2017 awards will be subject to TSR performance, with 25% being measured against a tailored sector peer group (see table 27 on page 89) and 25% against the FTSE All-World Construction & Materials Index. Vesting between the threshold and maximum levels will be calculated on a straight-line basis. The TSR measure will also be subject to a RONA underpin.

For the cash flow measure, vesting is calculated on a straight-line basis between 25% and 80% for cash flow of between €2.8 billion and €3.25 billion and between 80% and 100% for an outturn between €3.25 billion and €3.7 billion. This stretch cash flow target reflects significantly higher net inflows from operating activities over the three-year period ending 31 December 2019. It also reflects increased outflows on capital expenditure for the period as higher spending on development, replacement and safety projects is planned in order to ensure the Group is well positioned to take advantage of improving markets and changing trends, and to deliver improved returns in the years ahead. In setting the target, the Committee has reviewed in detail the capital expenditure projects planned during the three-year period, and will make appropriate adjustments in the event that there are significant variances from the plan. The Committee will also consider whether adjustments are required to cash flows, for example, resulting from any significant acquisitions during the period. Given the completion of CRH’s major divestment programme in 2016, the Committee has excluded proceeds from divestments from the cash flow calculation. Otherwise, the definition of cash flow is as set out on page 81.

Retirement Benefit Expense

No changes in pension arrangements are proposed in 2017.

CRH Annual Report and Form 20-F | 2016

Details of remuneration charged against profit in 2016

Directors’ Remuneration (i) (Audited)			Table 19
	2016	2015	2014
	€000	€000	€000

Executive Directors

Basic Salary	4,023	3,245	2,861

Performance-related Incentive Plan

- cash element	5,197	3,601	3,219

- deferred shares element	1,734	1,201	1,073

Retirement Benefits Expense	1,341	1,145	1,026

Benefits	128	104	114

Total executive Directors’ remuneration	12,423	9,296	8,293

Average number of executive Directors	4	3	3

Non-executive Directors

Fees	722	672	627

Other remuneration	980	794	749

Benefits	7	6	15

Total non-executive Directors’ remuneration	1,709	1,472	1,391

Average number of non-executive Directors	9.24	9.75	9.30

Payments to former Directors (ii)	124	95	23

Total Directors’ remuneration	14,256	10,863	9,707

(i)	See analysis of 2016 remuneration by individual in tables 17 and 33 on pages 83 and 93 respectively.

(ii)	Consulting and other fees paid to a number of former Directors.

For the purposes of Section 305 of the Companies Act 2014, the aggregate gains by Directors on the exercise of share options during 2016 was €994,651 (2015: €1,011,685).

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Remuneration Tables

Annual Bonus Plan - 2016

2016 Annual Bonus - Achievement (Financial Targets) (i)	Table 20

		Performance achieved relative to targets (ii)

Measure	Weighting as a % of Maximum	Threshold	Target	Maximum	Performance Achieved	Payout % of Maximum

CRH EPS	25%				150.2c	100%

CRH Cash Flow (iii)	30%				2,444	100%

CRH RONA	25%				9.7%	100%

(i)	Due to commercial sensitivity, 2016 targets will be disclosed in full in the 2017 Directors’ Remuneration Report.

(ii)	0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line payout schedule between these points.

(iii)	For this purpose, operating cash flow has been defined as reported internally. The figure differs from the net cash inflow from operating companies of €2,340 million reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net of proceeds from the disposal of PP&E, and before deducting interest and tax payments.

2016 Annual Bonus - Achievement - Personal/Strategic Targets	Table 21

Directors	Achievements
Albert Manifold

Continued oversight over and delivery on the successful integration of the LH Assets and CRL acquisitions; implementation of new country and regional organisations; the continued development of a newly formed Group Leadership Team (GLT) structure; leadership of the Group talent management process with a focus on effective management succession for senior roles across the Group; continued assessment of strategic alternatives for the Group.

Maeve Carton

Successful induction and handover of finance function to new Finance Director; updating the Group’s Investor Relations strategy in conjunction with the Chief Executive and Finance Director; successful roll out of SOX documentation and testing for the LH Assets and CRL; working with the Chief Executive and other GLT members in relation to delivery in respect of key Group transformation objectives.

Senan Murphy

Effective management of the programme to restore CRH’s debt metrics to normalised levels and of the Group’s debt funding programme; leadership of a new Group performance programme for the key performance indicators used to operate our businesses; managing the evolution of the finance organisation structure to ensure alignment with business priorities and succession planning across the function; effective leadership for the risk and control environment across the Group including SOX compliance.

Mark Towe

Leadership of the process to transition to a new organisation in the Americas; continued input into the development of the Group’s talent management process; mentoring and coaching the CRH Senior Management Team; working with the Chief Executive in relation to the ongoing process to leverage the collective scale of the Group.

CRH Annual Report and Form 20-F | 2016

Annual Bonus Plan - 2015

2015 Annual Bonus - Achievement - Group Targets (i)	Table 22

	Performance needed for payout at
Measure	Threshold	Target	Maximum	Performance Achieved	Payout % of Maximum

CRH EPS	69.2c	75.2c	79.0c	89.1c	100.0%

CRH Cash Flow

- Operating Cash Flow (ii)	€865m	€940m	€1,016m	€1,722m	100.0%

- Divestments	€200m	€225m	€250m	€889m	100.0%

CRH RONA (iii)	6.6%	7.2%	7.8%	8.8%	100.0%

(i)	Due to commercial sensitivity, 2015 bonus targets were not disclosed in the 2015 Directors’ Remuneration Report.

(ii)	For this purpose, operating cash flow achieved in 2015 has been defined as reported internally, and excludes the operating cash flows attributable to the post acquisition period of the LH Assets. The figure also differs from the net cash inflow from operating companies of €2,247 million reported in the 2015 Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of PP&E, net of proceeds from the disposal of PP&E, and before deducting interest and tax payments.

(iii)	2015 RONA is calculated excluding the transaction/one-off costs of €197 million related to the acquisition of the LH Assets.

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Remuneration Tables - continued

Long-Term Incentives - Awards in 2014 and 2015

Performance Share Plan Metrics	Table 23

2014 and 2015 Awards

(i)	The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

(ii)	See page 84 for further information on how cash flow is calculated for 2016 and 2017 awards.

Peer Group for TSR Performance Metric for PSP Awards in 2014 and 2015	Table 24

Boral	Heidelberg Cement	Martin Marietta Materials	Vulcan Materials

Buzzi Unicem	Italcementi	Holcim	Travis Perkins

Cemex	Kingspan Group	Saint Gobain	Wienerberger

Grafton Group	Lafarge	Titan Cement	Wolseley

2014 PSP Award - Vesting Details	Table 25

Executive Director	Interests Held	Vesting Outcome (% of max)	Interests Due to Vest	Date of Vesting	Assumed Share Price (i)	Estimated Value

Albert Manifold	154,784	100%	154,784	2019	€30.97	€4,793,660

Maeve Carton	64,448	100%	64,448	2019	€30.97	€1,995,954

Mark Towe	105,176	100%	105,176	2019	€30.97	€3,257,300

(i)	For the purposes of this table, the value of these awards, which were subject to a three-year performance period ending in 2016, has been estimated using a share price of €30.97, being the three-month average share price to 31 December 2016.

CRH Annual Report and Form 20-F | 2016

Long-Term Incentives - Awards in 2016 and 2017

Performance Share Plan Metrics	Table 26

2016 and 2017 Awards	2016 Awards

2017 Awards

(i)	and (ii) see footnotes to table 23.

Peer Group for TSR Performance Metric for PSP Awards in 2016 and 2017	Table 27

ACS	Braas Monier	LafargeHolcim	Skanska	Vinci

Boral	Cemex	Rockwool	Titan Cement	Wienerberger

Buzzi Unicem	Heidelberg Cement	Saint Gobain	Vicat

2016 PSP Award Details	Table 28

Executive Director	Date of Grant	Number of Shares	Market Price on which Award was Based	Face Value at Date of Award	Face Value at Date of Award (% of salary)

Albert Manifold	6 May 2016	208,104	€24.555	€5,109,994	365%

Maeve Carton	6 May 2016	56,078	€24.555	€1,376,995	200%

Senan Murphy	6 May 2016	50,906	€24.555	€1,249,997	200%

Mark Towe	6 May 2016	107,110	€24.555	€2,630,086	200%

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Remuneration Tables - continued

Summary of Outstanding Share Incentive Awards (Audited)	Table 29

	Year of Award	Performance Period	Vesting Date	Market Value on Award	Exercise Price	Balance at 31 December 2015
Albert Manifold
Annual Bonus Plan (Deferred Share Awards) (i)	2015	01/01/2014 - 31/12/2014	2018	€18.05	n/a	24,928
	2016	01/01/2015 - 31/12/2015	2019	€25.60	n/a	-
2006 Performance Share Plan (ii)	2013	01/01/2013 - 31/12/2015	2016	€16.19	n/a	72,000
2014 Performance Share Plan (iii)	2014	01/01/2014 - 31/12/2016	2019	€20.49	n/a	142,900
	2015	01/01/2015 - 31/12/2017	2020	€24.42	n/a	132,064
	2016	01/01/2016 - 31/12/2018	2021	€24.56	n/a	-
2000 Share Option Scheme (iv)	2006	01/01/2012 - 31/12/2014	2015	n/a	€26.15	22,180
	2007	01/01/2012 - 31/12/2014	2015	n/a	€29.49	33,270
2010 Share Option Scheme (v)	2013	01/01/2013 - 31/12/2015	2016	n/a	€16.19	67,500
2010 Savings-Related Share Option Scheme	2012	n/a	2017	n/a	€13.64	2,236

Maeve Carton
Annual Bonus Plan (Deferred Share Awards) (i)	2015	01/01/2014 - 31/12/2014	2018	€18.05	n/a	12,983
	2016	01/01/2015 - 31/12/2015	2019	€25.60	n/a	-
2006 Performance Share Plan (ii)	2013	01/01/2013 - 31/12/2015	2016	€16.19	n/a	50,000
2014 Performance Share Plan (iii)	2014	01/01/2014 - 31/12/2016	2019	€20.49	n/a	59,500
	2015	01/01/2015 - 31/12/2017	2020	€24.42	n/a	55,283
	2016	01/01/2016 - 31/12/2018	2021	€24.56	n/a	-
2000 Share Option Scheme (iv)	2006	01/01/2012 - 31/12/2014	2015	n/a	€26.15	16,635
	2007	01/01/2012 - 31/12/2014	2015	n/a	€29.49	19,962
2010 Share Option Scheme (v)	2013	01/01/2013 - 31/12/2015	2016	n/a	€16.19	47,000
2010 Savings-Related Share Option Scheme	2014	n/a	2019	n/a	€17.67	1,726

Senan Murphy
2014 Performance Share Plan (iii)	2016	01/01/2016 - 31/12/2018	2021	€24.56	n/a	-

Mark Towe
Annual Bonus Plan (Deferred Share Awards) (i)	2014	01/01/2013 - 31/12/2013	2017	US$28.94	n/a	2,561
	2015	01/01/2014 - 31/12/2014	2018	US$22.54	n/a	22,908
	2016	01/01/2015 - 31/12/2015	2019	US$28.01	n/a	-
2006 Performance Share Plan (ii)	2013	01/01/2013 - 31/12/2015	2016	€16.19	n/a	90,000
2014 Performance Share Plan (iii)	2014	01/01/2014 - 31/12/2016	2019	€20.49	n/a	97,100
	2015	01/01/2015 - 31/12/2017	2020	€24.42	n/a	107,110
	2016	01/01/2016 - 31/12/2018	2021	€24.56	n/a	-
2000 Share Option Scheme (iv)	2006	01/01/2012 - 31/12/2014	2015	n/a	€26.15	33,270
	2007	01/01/2012 - 31/12/2014	2015	n/a	€29.86	36,043
	2008	01/01/2012 - 31/12/2014	2015	n/a	€21.52	36,043
2010 Share Option Scheme (v)	2013	01/01/2013 - 31/12/2015	2016	n/a	€16.19	85,000

The market price of the Company’s shares at 31 December 2016 was €32.96 and the range during 2016 was €21.00 to €32.99. There were no movements in the above interests in the period from 31 December 2016 to 28 February 2017.

(i)	The Remuneration Committee has determined that dividend equivalents should accrue on deferred share awards under the Annual Bonus Plan. Such dividend equivalents will be released to participants on the date of vesting of the Deferred Shares.

(ii)	The last award under the 2006 Performance Share Plan vested in March 2016. There were no outstanding awards under this plan at 31 December 2016.

(iii)	The Remuneration Committee has determined that dividend equivalents should accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

CRH Annual Report and Form 20-F | 2016

Granted in 2016	Vested in 2016	Exercised in 2016	Lapsed in 2016	Balance at 31 December 2016	Dividends Awarded & Vested	Market Value on Date of Exercise/Vesting

-	-	-	-	24,928	-	-
18,900	-	-	-	18,900	-	-
-	56,044	-	15,956	-	-	€24.50
-	-	-	-	142,900	-	-
-	-	-	-	132,064	-	-
208,104	-	-	-	208,104	-	-
-	-	-	22,180	-	-	-
-	-	33,270	-	-	-	€31.42
-	-	25,110	42,390	-	-	€24.87
-	-	-	-	2,236	-	-

-	-	-	-	12,983	-	-
9,560	-	-	-	9,560	-	-
-	38,920	-	11,080	-	-	€24.50
-	-	-	-	59,500	-	-
-	-	-	-	55,283	-	-
56,078	-	-	-	56,078	-	-
-	-	-	16,635	-	-	-
-	-	19,962	-	-	-	€31.42
-	-	17,484	29,516	-	-	€31.42
-	-	-	-	1,726	-	-

50,906	-	-	-	50,906	-	-

-	-	-	-	2,561	-	-
-	-	-	-	22,908	-	-
18,697	-	-	-	18,697	-	-
-	70,056	-	19,944	-	-	€24.59
-	-	-	-	97,100	-	-
-	-	-	-	107,110	-	-
107,110	-	-	-	107,110	-	-
-	-	-	33,270	-	-	-
-	-	36,043	-	-	-	€32.05
-	-	36,043	-	-	-	€30.49
-	-	-	53,380	31,620	-	-

(iv)	Options granted under the 2000 Share Option Scheme vested once EPS growth exceeded the growth on the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of options.

(v)	Options granted under the 2010 Share Option Scheme vested once compound EPS growth exceeded 10% over the three-year period from the date of granting of the options.

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

Remuneration Tables - continued

Retirement Benefits

Pension Entitlements - Defined Benefit (Audited)	Table 30

	Increase in accrued personal pension	Transfer value of increase in dependants	Total accrued
Executive Directors	during 2016 (i)	pension (i)	personal pension at year-end (ii)
	€000	€000	€000
Albert Manifold	-	132	273

Maeve Carton	-	26	266

(i)	As noted on page 82, the pensions of Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due in 2016 in the event of these Directors leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

Pension Entitlements - Defined Contribution (Audited)	Table 31

The accumulated liability related to the unfunded Supplemental Executive Retirement Plans for Mark Towe are as follows:

Executive Director	As at 31 December 2015	2016 contribution	2016 Notional Interest		Translation Adjustment	As at 31 December 2016
	€000	€000	€000		€000	€000
Mark Towe	3,153	241	127	(iii)	122	3,643

(iii)	Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.

Shareholdings of Directors and Company Secretary	Table 32

	Beneficially Owned (i)			(% of Salary)
Name	31 December 2015		31 December 2016	Shareholding Requirement		Beneficially Owned
Executive Directors
A. Manifold	43,372		76,597	250%	(v)	175%
M. Carton	84,818		124,289	100%		580%
S. Murphy	1,000	(ii)	1,021	100%	(v)	5%

Non-executive Directors
N. Hartery	16,591		16,987
E.J. Bärtschi	25,200		25,200
P.J. Kennedy	2,000		2,000
D.A. McGovern, Jr. (iii)	5,255		5,375
H.A. McSharry	3,965		4,043
L.J. Riches	2,000		2,000
H.Th. Rottinghuis	15,426		15,645
W.J. Teuber, Jr. (iii) (iv)	-		1,000

Company Secretary
Neil Colgan	9,511		9,993
Total	209,138		284,150

(i)	Excludes awards of Deferred Shares, details of which are disclosed on pages 90 and 91. The Directors and Company Secretary do not have any special voting rights.

(ii)	Holding at date of appointment.

(iii)	Holdings are held in the form of American Depositary Receipts (ADRs).

(iv)	Appointed with effect from 3 March 2016. Bill did not have a holding of CRH Shares on his appointment.

(v)	To be achieved by 2020 (see page 82 for more details).

Gillian Platt joined the Board with effect from 1 January 2017. The Articles of Association require Directors to hold a minimum of 1,000 shares within two months of their appointment. As Ms. Platt did not hold CRH shares prior to her appointment she acquired the shares on 31 January 2017. Other than Ms. Platt’s acquisition of shares, there were no transactions in the above Directors’ and Secretary’s interests between 31 December 2016 and 28 February 2017.

CRH Annual Report and Form 20-F | 2016

Non-executive Directors

Individual remuneration for the year ended 31 December 2016 (Audited)	Table 33

	Basic salary and fees (i)		Benefits (ii)		Other remuneration (iii)		Total
	€000		€000		€000		€000
	2016	2015	2016	2015	2016	2015	2016	2015	2014

Non-executive Directors

E.J. Bärtschi	78	68	-	-	81	71	159	139	139

W.P. Egan (iv)	26	68	-	-	19	52	45	120	120

U-H. Felcht (iv)	26	68	-	-	14	37	40	105	105

N. Hartery	78	68	7	6	512	382	597	456	460

J.W. Kennedy (v)	-	24	-	-	-	13	-	37	105

P.J. Kennedy (vi)	78	68	-	-	42	37	120	105	-

R. McDonald (vii)	59	23	-	-	43	17	102	40	-

D.A. McGovern, Jr.	78	68	-	-	96	85	174	153	120

H.A. McSharry	78	68	-	-	42	22	120	90	90

L.J. Riches (viii)	78	57	-	-	42	31	120	88	-

D.N. O’Connor (v)	-	24	-	-	-	10	-	34	124

H.Th. Rottinghuis	78	68	-	-	42	37	120	105	86

W.J. Teuber, Jr. (ix)	65	-	-	-	47	-	112	-	-

	722	672	7	6	980	794	1,709	1,472	1,349

(i)	Fee levels for non-executive Directors were increased in 2016 (see page 72 of the 2015 Directors’ Remuneration Report for more details).

(ii)	Benefits: In the case of Nicky Hartery the amount reflects the reimbursement of travel expenses from his residence to his Chairman’s office in Dublin, which have been grossed up for Irish tax purposes.

(iii)	Other Remuneration: Includes remuneration for Chairman, Board Committee work and fees to reflect the time commitment to travel to CRH sites across the globe.

(iv)	Bill Egan and Utz-Hellmuth Felcht retired as Directors on 28 April 2016.

(v)	John Kennedy and Dan O’Connor retired as Directors on 7 May 2015.

(vi)	Pat Kennedy became a Director on 1 January 2015.

(vii)	Rebecca McDonald became a Director on 1 September 2015 and retired as a Director on 28 September 2016.

(viii)	Lucinda Riches became a Director on 1 March 2015.

(ix)	Bill Teuber became a Director on 3 March 2016.

Non-executive Director Fee Structure	Table 34

Role	2017

Group Chairman (including non-executive Director salary and fees for committee work)	€575,000

Basic non-executive Director fee	€78,000

Committee fee	€27,000

Additional fees

Senior Independent Director/Remuneration Committee Chairman (i)	€39,000

Audit Committee Chairman	€39,000

Fee for Europe-based non-executive Directors	€15,000

Fee for US-based non-executive Directors	€30,000

(i)	If the roles of Senior Independent Director and Remuneration Committee Chair are not combined, fees of €25,000 and €15,000 apply respectively.

CRH Annual Report and Form 20-F | 2016

Directors’ Remuneration Report - continued

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

During 2014, Maeve Carton was appointed as an agency member of the National Treasury Management Agency, an Irish state body that provides asset and liability management services to the Irish government. During 2016, Ms. Carton received fees of €30,000 in relation to this appointment.

Ms. Carton was appointed a non-executive Director of Samse S.A. in 2016. She does not receive any fees in respect of her role with Samse S.A.

Total Shareholder Return

The value at 31 December 2016 of €100 invested in CRH in 2008, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in table 13 on page 74.

TSR performance has been compared against the FTSE100 and the Eurofirst 300 as these are broad general market indices of which CRH is a constituent. The Committee, therefore, considers that they offer a reasonable comparison for performance.

Compound TSR growth since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 16.3%.

Remuneration paid

to Chief Executive

2009 – 2016

Table 35 shows the total remuneration paid to the Chief Executive in the period 2009 to 2016 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in each year. Albert Manifold succeeded Myles Lee as Chief Executive in January 2014.

Excluding the impact of vested share-based awards, the percentage change in the Chief Executive’s salary, benefits and bonus between 2015 and 2016 was as follows:

Salary	+8.5%
Benefits	no change
Bonus	+60%

The combined percentage change was

+39%*.

There was a 11.5% increase in the total average employment costs in respect of employees in the Group as a whole between 2015 and 2016.

Remuneration Paid to Chief Executive - 2009 to 2016 inclusive	Table 35

	2009	2010	2011	2012	2013	2014	2015	2016

Single figure Remuneration (€m) (i)	€2.6m	€2.6m	€2.9m	€2.5m	€4.2m	€4.2m	€5.4m	€9.9m

Annual Bonus (% of max)	22%	21%	39%	28%	30%	100%	100%	98%

Long-term incentive award vesting (% of max)	50%	46%	17%	0%	PSP: 49% LTIP: 34%	PSP: 0% Options: 75%	PSP: 78% Options: 37%	100%

(i)	Single figure remuneration comprises the total fixed pay, performance-related pay and the value of long-term incentives vesting in each year.

2016 AGM – Remuneration Related Votes	Table 36

	Year of	%	%	No. of	Total No. of Votes Cast	% of issued share
	AGM	in Favour	Against	votes withheld	(incl. votes withheld)	capital voted

Directors’ Remuneration Report (“Say on Pay”)	2016	91.35	8.65	4,214,665	559,004,377	67.83

Directors’ Remuneration Policy	2016	59.15	40.85	13,830,863	559,015,684	67.83

* The maximum bonus level for the Chief Executive was increased in line with the Policy approved by shareholders at the 2016 AGM.

CRH Annual Report and Form 20-F | 2016

Relative Importance of

Spend on Pay

Table 37 sets out the amount paid by the Group in remuneration to employees compared to dividend distributions made to shareholders in 2015 and 2016. We have also shown the change in EBITDA (as defined)* performance year-on-year to provide an indication of the change in profit performance.

Advisers to the Remuneration Committee

Kepler, a brand of Mercer, are the Committee’s independent remuneration consultants. The Committee has satisfied itself that the advice provided by Kepler is robust and independent and that the Kepler engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence.

Kepler are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. During 2016, Kepler provided the following remuneration services:

•	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

•	guidance and advice in relation to remuneration developments;

•	analysis of TSR workings under the 2006 Performance Share Plan;

•	advice in relation to remuneration matters generally; and

•	attendance at Committee meetings, when required

In 2016, Kepler’s parent, Mercer, provided pensions advice and related services to the Company. In 2016, the total fees paid to Kepler were Stg£88,068.

2016 Annual General Meeting

The voting outcome in respect of the remuneration related votes at the 2016 AGM is set out in table 36 on page 94. Further details in relation to the voting outcome are set out in the Committee Chairman’s introduction on pages 72 and 73.

On behalf of the Board

Donald A. McGovern, Jr.

Chairman of Remuneration Committee and Senior Independent Director

28 February 2017

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Directors’ Report

The Directors submit their report and the audited Consolidated Financial Statements for the year ended 31 December 2016.

Principal Activity, Results for the Year and Review of Business

CRH is a leading diversified building materials group which manufactures and distributes a diverse range of products servicing the breadth of construction needs, from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. The Group has over 1,300 subsidiary, joint venture and associate undertakings; the principal ones as at 31 December 2016 are listed on pages 250 to 255.

The Group’s strategy, business model and development activity are summarised on pages 10 to 13 and 23 to 27 and are deemed to be incorporated in this part of the Directors’ Report.

As set out in the Consolidated Income Statement on page 120, the Group reported a profit before tax for the year of €1.74 billion. Comprehensive reviews of the financial and operating performance of the Group during 2016 are set out in the Business Performance section on pages 20 to 55; key financial performance indicators are also set out in this section and on pages 14 and 15.

The treasury policy and objectives of the Group are set out in detail in note 21 to the Consolidated Financial Statements.

Dividend

CRH’s capital allocation policy reflects the Group’s strategy of generating industry leading returns through value-accretive investments while delivering long-term dividend growth for shareholders. For the period 1984 to 2009 the Group maintained a progressive dividend policy delivering dividend growth in each of these years. The Group maintained the dividend at 62.5c per share for each of the subsequent six years.

An interim 2016 dividend of 18.8c (2015: 18.5c) per share was paid in November 2016. The Board is recommending a final dividend of 46.2c per share (2015: 44.0c). This would give a total dividend of 65.0c for the year, an increase of 4% over last year (2015: 62.5c). The earnings per share for the year were 150.2c representing a cover of 2.3 times the proposed dividend for the year.

It is proposed to pay the final dividend on 5 May 2017 to shareholders registered at the close of business on 10 March 2017. Subject to the approval of Resolution 7 at the 2016 AGM, shareholders are being offered a scrip dividend alternative.

While the Board continues to believe that a progressive dividend policy is appropriate for the Group, our target is to build dividend cover to three times, and accordingly any dividend increases in coming years will lag increases in earnings per share.

2017 Outlook

The 2017 outlook set out in the Chief Executive’s Review on page 9 is deemed to be incorporated in this part of the Directors’ Report.

Sustainability

Sustainability and Corporate Social Responsibility (CSR) concepts are embedded in all CRH operations and activities. Embracing all aspects of these concepts is considered fundamental to achieving the CRH vision to be the leading building materials business in the world. Excellence in the areas of health & safety, environment & climate change, governance, and people & community is a daily priority. The Group’s policies and implementation systems are summarised in the Strategy Review section on pages 16 and 17, and are described in detail in the independently verified annual Sustainability Report, which is published mid-year in respect of the previous calendar year, and is available on the Group’s website, www.crh.com. CRH is recognised by several leading Socially Responsible Investment (SRI) agencies as being among the leaders in its sector in these important areas.

Greenhouse Gas Emissions

Disclosures relating to the Group’s greenhouse gas emissions are contained in the Measuring Performance section on page 14.

Location of Information required pursuant to Listing Rule 9.8.4C	Table 38

Listing Rule	Information to be included (i):
LR 9.8.4. (2)

In the Trading Update published on 27 April 2016, CRH stated that total Group EBITDA (as defined)* for the first half of 2016 was expected to be close to €1 billion. The actual performance was €1.12 billion.

LR 9.8.4. (12) and (13)	Waivers of Dividends Disclosure
The Trustees of the Employee Benefit Trust have elected to waive dividends in respect of certain holdings of CRH shares. See page 187 to the Consolidated Financial Statements.

(i)	No information is required to be disclosed in respect of Listing Rules 9.8.4 (1), (3), (4), (5), (6), (7), (8), (9), (10), (11) and (14).

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Regulatory Information†	Table 39

Companies Act 2014

For the purpose of Section 1373, the Corporate Governance Report on pages 62 to 71, together with the Governance Appendix located on the CRH website (www.crh.com), which contains the information required by Section 1373(2) of the Companies Act 2014 and the risk management disclosures on pages 18, 19 and 102 to 107 are deemed to be incorporated in the Directors’ Report and form part of the corporate governance statement required by section 1373 of the Companies Act. Details of the Company’s employee share schemes and capital structure can be found in notes 7 and 29 to the Consolidated Financial Statements on pages 144 to 147 and 185 to 187 respectively.

2006 Takeover Regulations

For the purpose of Regulation 21 of Statutory Instrument 255/2006 European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006, the rules relating to the appointment and replacement of Directors are summarised in the Governance Appendix. The Chief Executive and the Finance Director have entered into service contracts, the principal terms of which are summarised in the 2016 Directors’ Remuneration Policy which is available on the CRH website (www.crh.com) and are deemed to be incorporated in this part of the Directors’ Report. The Company’s Memorandum and Articles of Association, which are available on the CRH website, are also deemed to be incorporated in this part of the Directors’ Report. The Group has certain banking facilities and bond issues outstanding which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company’s Share Option Schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

2007 Transparency Regulations

For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the Sustainability Report as published on the CRH website is deemed to be incorporated in this part of the Directors’ Report*, together with the following sections of this Annual Report and Form 20-F: the Chairman’s Introduction on page 5, the Strategy Review section on pages 6 to 19, the Principal Risks and Uncertainties section on pages 102 to 107, the Business Performance Review section on pages 20 to 55, the details of earnings per Ordinary Share in note 12 to the Consolidated Financial Statements, the details of derivative financial instruments in note 24, the details of the reissue of Treasury Shares in note 29 and the details of employees in note 5.

Disclaimer/Forward-Looking Statements	In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH plc (the ‘Company’), and its subsidiaries (collectively, ‘CRH’ or the ‘Group’) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH including the statements under: the “Chairman’s Introduction” with regard to the business outlook; “Strategy Review – Chief Executive’s Review – Outlook”; the “Strategy Review” about our vision to be the leading building materials business in the world; in “Measuring Performance” with regard to our 2017 focus; in the “Business Performance – Finance Director’s Review” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2017; in “Business Performance” with respect to our expectations regarding economic activity and fiscal developments in our operating regions; our expectations for the residential, non-residential and infrastructure markets; and our potential future growth in Asia; and the statements relating to our strategies for individual segments and business lines in the section entitled “Segmental Reviews”.

These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “anticipates”, “should”, “expects”, “is expected to”, “estimates”, “believes”, “intends” or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: economic and financial conditions generally in various countries and regions where we operate; the pace of recovery in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; and the specific factors identified in the discussions accompanying such forward-looking statements and in the Principal Risks and Uncertainties included on pages 102 to 107 of the Directors’ Report and in the Risk Factors included on pages 220 to 229 of this Annual Report and Form 20-F.

You should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this Directors’ Report. The Company expressly disclaims any obligation to update these forward-looking statements other than as required by law.

The forward-looking statements in this Annual Report and Form 20-F do not constitute reports or statements published in compliance with any of Regulations 4 to 8 and 26 of the Transparency (Directive 2004/109/EC) Regulations 2007.

†	This table contains information which is required to be provided for regulatory purposes.
*	For the purposes of the Company’s Annual Report on Form 20-F as filed with the SEC, the Sustainability Report, and any reference thereto, is explicitly excluded from this Directors’ Report.

CRH Annual Report and Form 20-F | 2016

Directors’ Report - continued

Principal Risks and Uncertainties

Pursuant to Section 327(1)(b) of the Companies Act 2014, Regulation 5(4)(c) (ii) of the Transparency (Directive 2004/109/ EC) Regulations 2007, the principal risks and uncertainties that could affect the Group’s business are set out on pages 102 to 107 and are deemed to be incorporated in this part of the Directors’ Report. These risks and uncertainties reflect the international scope of the Group’s operations and its decentralised structure. If any of these risks occur, the Group’s business, financial condition, results of operations, liquidity and/or prospects could be materially adversely affected.

Going Concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategy Review section and in this report on pages 6 to 19 and 102 to 107 respectively. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Business Performance section on pages 20 to 55. In addition, notes 20 to 24 to the Consolidated Financial Statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully, and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

Risk Management and Internal Control*

The Directors confirm that, in addition to the monitoring carried out by the Audit Committee under its Terms of Reference, they have reviewed the effectiveness of the Group’s risk management and internal control systems up to and including the date of approval of the financial statements. This review had regard to all material controls, including financial, operational and compliance controls that could affect the Group’s business.

Directors’ Remuneration Report

Resolution 3 to be proposed at the 2017 AGM deals with the 2017 Directors’ Remuneration Report (excluding the summary of the Remuneration Policy), as set out on pages 72 to 95, which the Board has again decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice.

*	For more information in relation to the Group’s risk management and internal control systems, please see the Risk Management and Internal Control section in the Supplementary 20-F Disclosures section on page 230.

CRH Annual Report and Form 20-F | 2016

Changes to the Board

of Directors

•	Senan Murphy was appointed to the Board on 4 January 2016;

•	Bill Teuber, Jr. was appointed to the Board on 3 March 2016;

•	Bill Egan retired from the Board on 28 April 2016;

•	Utz-Hellmuth Felcht retired from the Board on 28 April 2016;

•	Rebecca McDonald retired from the Board on 28 September 2016;

•	Mark Towe retired from the Board on 31 December 2016; and

•	Gillian Platt was appointed to the Board on 1 January 2017

Under the Company’s Articles of Association, co-opted Directors are required to submit themselves to shareholders for election at the AGM following their appointment and all Directors are required to submit themselves for re-election at intervals of not more than three years. However, in accordance with the provisions contained in the UK Corporate Governance Code, the Board has decided that all Directors eligible for re-election should retire at each AGM and offer themselves for re-election.

Auditors

As required under Section 381(1)(b) of the Companies Act 2014, the AGM agenda includes a resolution authorising the Directors to fix the remuneration of the auditors.

Section 383 of the Companies Act 2014 provides for the automatic reappointment of the auditor of an Irish company at a company’s annual general meeting, unless the auditor has given notice in writing of his unwillingness to be reappointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be reappointed. The auditors, Ernst & Young, Chartered Accountants, are willing to continue in office.

Notwithstanding the provisions of Irish company law, the Board has decided to provide shareholders with an opportunity to have a say on the continuance in office of Ernst & Young and a non-binding resolution has been included on the agenda for the 2017 AGM for this purpose.

Authority to Allot Shares

The Directors require the authority of the shareholders to allot any unissued Ordinary Share capital of the Company. Accordingly, an ordinary resolution will be proposed at the 2017 AGM (Resolution 7) to renew the annual authority for that purpose. The authority will be for an amount which represents just under 50% of the issued Ordinary Share capital as at 28 February 2017. Any allotment exceeding 33% of the issued Ordinary Share capital will only be made pursuant to a fully pre-emptive issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

The Directors have no present intention of making any issue of shares, other than in connection with the Group’s share incentive plans and scrip dividend scheme. If approved, this authority will expire on the earlier of the date of the AGM in 2018 or 26 July 2018.

Disapplication of

Pre-emption Rights

Resolutions 8 and 9 are special resolutions which, if approved by shareholders, will renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.

Resolution 8 will, if approved, authorise the Directors to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum nominal value of €14,157,000. This amount represents approximately 5% of the issued Ordinary Share capital as at 28 February 2017, being the latest practicable date prior to publication of this document. Resolution 8 will also allow the Directors to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions.

Resolution 9 will, if approved, afford the Directors with an additional power to allot Ordinary Shares on a non-pre-emptive basis and for cash up to a further 5% of the issued share capital as at 28 February 2017. The power conferred by Resolution 9 can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue.

The 5% limits in Resolutions 8 and 9 include any Treasury Shares reissued by the Company during the same period.

The Directors confirm that in respect of Resolutions 8 and 9, they intend to follow the Statement of Principles updated by the Pre-Emption Group in that allotments of shares for cash and the reissue of Treasury Shares on a non-pre-emptive basis, other than for an open offer or rights issues to ordinary shareholders and employees’ share schemes or in connection with an acquisition or specified capital investment, will not exceed 7.5% of the issued Ordinary Share capital within a rolling three-year period without prior consultation with shareholders.

Transactions in

Own Shares

During 2016, 711,839 (2015: 2,980,193) Treasury Shares were reissued under the Group’s employees’ share schemes. As at 28 February 2017, 83,423 shares were held as Treasury Shares, equivalent to 0.01% of the Ordinary Shares in issue (excluding Treasury Shares).

A special resolution will be proposed at the 2017 AGM (Resolution 10) to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company’s Ordinary/Income Shares in issue at the date of the AGM.

If approved, the minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the higher of the last independent trade in the Company’s shares (or current independent bid, if higher) and the average market price of such shares over the preceding five days. A special resolution (Resolution 11) will also be proposed for the purpose of renewing the authority to set the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be reissued off-market by the Company. If granted, both of these authorities will expire on the earlier of the date of the AGM in 2018 or 26 July 2018.

CRH Annual Report and Form 20-F | 2016

Directors’ Report - continued

As at 28 February 2017, options to subscribe for a total of 4,370,523 Ordinary/Income Shares are outstanding, representing 0.5% of the issued Ordinary/Income share capital (excluding Treasury Shares). If the authority to purchase Ordinary/lncome Shares was used in full, the options would represent 0.6% of the remaining shares in issue.

The Directors do not have any current intention of exercising the power to purchase the Company’s own shares and will only do so if they consider it to be in the best interests of the Company and its shareholders.

Authority to Offer Scrip Dividends

An ordinary resolution will be proposed at the 2017 AGM to renew the Directors’ authority to make scrip dividend offers (Resolution 12). This authority will apply to dividends declared or to be paid commencing on 27 April 2017. Unless renewed at the AGM in 2018, this authority shall expire at the close of business on 26 July 2018.

Annual General Meeting

The Notice of Meeting for the 2017 AGM is available on the CRH website (www.crh.com) and will be posted to shareholders on 29 March 2017.

On behalf of the Board,

N. Hartery, A. Manifold

Directors

28 February 2017

S-45
S-45

Truck Loader at Gypsum Products, Inc. a division of Allied Building Products, delivering 5/8" (13 cm) drywall to a commercial project in Denver, Colorado.

CRH Annual Report and Form 20-F | 2016

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure. The risks set out below are supplemented by a broader discussion of risk factors set out on pages 220 to 229.

Principal Strategic Risks and Uncertainties

Industry cyclicality

Risk	How we Manage the Risk

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

•    CRH’s market and product diversification strategy, in addition to its spread of activity across multiple end-use sectors, means that recession would need to be general across the US and/or Europe to have a significant impact at Group level. CRH’s geographic footprint is spread across 31 countries and multiple end-use sectors. CRH is the largest building materials company in North America and is a regional leader in Europe with strategic positions in Asia.

•    Through an ingrained philosophy of business improvement, the Group is strongly committed to ongoing cost control, strong cash generation and disciplined financial management. This commitment, and the strength of its reporting and internal control systems, assist the Group in responding quickly and hence mitigating the volatility associated with cyclicality.

•    The Group prioritises dynamic capital allocation and reallocation aimed at ensuring profitable growth across the Group’s network of businesses.

Political and economic uncertainty
Risk	How we Manage the Risk

Description:

As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainty resulting from the outcome of the referendum in the UK to exit the European Union, could include political unrest, currency disintegration, strikes, civil disturbance and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets.

Impact:

Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

•    The annual budgeting process is undertaken in two phases with prevailing economic and market forecasts factored into performance targets.

•    Commentaries and economic indicators are provided to senior management and the Board on a monthly basis together with trading results and forecasts to facilitate tracking of political and economic events which may create uncertainties as to financial performance.

•    Where political tensions are heightened, or materialise, mitigation strategies are in place to protect CRH’s people and assets.

CRH Annual Report and Form 20-F | 2016

Commodity products and substitution
Risk	How we Manage the Risk

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

•    CRH endeavours to counter the competitive positioning difficulties posed by low barriers to entry across many of its markets, products and services through focusing on customer service and other means of differentiation.

•    Innovation and research and development are aimed at ensuring that the Group is constantly aligning its products and services to the demands of customers. These activities are supported by the Group Sustainability function.

•    Further details are outlined in the Group Sustainability Report, issued annually and approved by the Board.

Acquisition activity
Risk	How we Manage the Risk

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

•    CRH has traditionally grown through acquisition and as such has developed significant expertise in identifying and evaluating appropriate targets and conducting due diligence and subsequent integration.

•    Many of the Group’s core markets remain fragmented or relatively unconsolidated and will continue to offer growth opportunities via the proven acquisition model in the decades ahead.

•    The Group’s detailed due diligence programme is supported by external specialists where required.

•    Further discussion is provided in the Business Performance section, Chairman’s Introduction and Chief Executive’s Review.

Joint ventures and associates
Risk	How we Manage the Risk

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

•    Board-approved governance protocols are in place which require acquisition/investment contracts to contain appropriate provisions as regards future Board participation and ongoing management and interaction, amongst other items.

•    In joint venture arrangements, CRH has traditionally appointed CRH personnel, by way of the legal agreement entered into, to facilitate integration, assist in best practice transfer and drive performance and growth.

CRH Annual Report and Form 20-F | 2016

Principal Strategic Risks and Uncertainties - continued

Human resources
Risk	How we Manage the Risk

Description:

Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions; these risks could include strikes and increased wage demands with possible reputational consequences.

Impact:

In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives around performance and growth.

•    Succession planning and talent management initiatives are implemented in an organised and concerted way in respect of all senior management positions across the Group. These exercises are promoted and co-ordinated by Group Human Resources & Talent Management with support from senior operational and HR executives across the Group.

•    Through appropriate structures, the Group and its operating entities seek to maintain positive employee and trade/labour union relations which are key to successful operations.

Corporate affairs and communications
Risk	How we Manage the Risk

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

•    The strategic, operational and financial performance of the Group and its constituent entities is reported to the Board on a monthly basis with all results announcements and other externally-issued documentation being discussed by the Board/Audit Committee prior to release.

•    Communications with stakeholders are given high priority and the Group devotes considerable time and resources each year to stakeholder engagement. The Group has an active and well-recognised investor relations programme fostering openness and transparency in communications with shareholders. CRH recognises the importance of effective dialogue as an integral element of good corporate governance.

Principal Operational Risks and Uncertainties

Sustainability and Corporate Social Responsibility
Risk	How we Manage the Risk

Description:

The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health & safety management and social performance).

Impact:

Non-adherence to such laws, regulations, standards and best practices may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s business, results of operations, financial condition and/or prospects.

•    CRH’s strategy and business model are built around sustainable, responsible and ethical performance. Sustainability and Corporate Social Responsibility (CSR) concepts are embedded in all CRH operations and activities. Excellence in the areas of Health & Safety, Environment & Climate Change, Governance and People & Community is a daily priority of line management.

•    The Group has implemented detailed policies and procedures promoting Health & Safety, Environmental Practices and Energy Efficiency.

•    Further details are outlined in the Group Sustainability Report, issued annually and approved by the Board.

CRH Annual Report and Form 20-F | 2016

Principal Operational Risks and Uncertainties - continued

Information Technology and Security/Cyber
Risk	How we Manage the Risk

Description:

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

•    Ongoing strategic and tactical efforts to address the evolving nature of cyber threats and the challenges posed, including the revision of internal practices and controls.

•    Enhancement of existing information and cyber security practices towards best practices for organisational assets, which include people, processes and technology.

•    Ongoing investment and development of risk management and governance associated with cyber security and information technology.

Principal Compliance Risks and Uncertainties

Laws and regulations
Risk	How we Manage the Risk

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

•    CRH’s Code of Business Conduct, which is in effect mandatorily across the Group, stipulates best practice in relation to regulatory and compliance matters amongst other issues. The Code is available on www.crh.com.

•    Proactive on-the-ground engagement throughout the Group through an extensive training programme, a dedicated whistleblowing hotline (the results of which are reported to the Audit Committee) and detailed policies and procedures to support the Code of Business Conduct.

•    Significant internal controls and compliance policies have been implemented in order to promote strong and ongoing compliance with all laws and regulations, including the UK Bribery Act, 2010 and the US Foreign Corrupt Practices Act, 1977.

CRH Annual Report and Form 20-F | 2016

Principal Financial and Reporting Risks and Uncertainties

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity)
Risk	How we Manage the Risk

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

Impact:

A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult for the Group either to utilise existing debt capacity or otherwise obtain financing for operations.

•    Fixed and floating rate debt and interest rate swaps are used to manage borrowing costs, while currency swaps and forward foreign currency contracts are used to manage currency exposures and to achieve the desired profile of borrowings.

•    The Group seeks to ensure that sufficient resources are available to meet the Group’s liabilities as they fall due through a combination of cash and cash equivalents, cash flows and undrawn committed bank facilities. Systems are in place to monitor and control the Group’s liquidity risks, which are reported to the Board on a monthly basis. Cash flow forecasting is provided to executive management on a daily basis.

•    The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies.

•    All of the Group’s financial counterparties are leading financial institutions of international scope with a minimum S&P credit rating of A-.

•    Please see note 21 to the Consolidated Financial Statements on page 165 for further detail.

Defined benefit pension schemes and related obligations
Risk	How we Manage the Risk

Description:

The Group operates a number of defined benefit pension schemes and schemes with related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/ discount rates and anticipated longevity.

Impact:

In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact the Group’s credit metrics thus harming its ability to raise funds.

•    Where feasible, defined benefit pension schemes have been closed to future accrual. Where closure to future accrual was not feasible for legal and other reasons, the relevant final salary schemes were transitioned to a career-average methodology for future service with severance of the final salary link and the introduction of defined contribution for new entrants.

•    De-risking frameworks (for example, Liability-Driven Investment techniques) have been instituted to mitigate deficit volatility and enable better matching of investment returns with the cash outflows related to benefit obligations.

•    Defined benefit pension scheme exposures and the mitigation strategies are reviewed by the Audit Committee on a periodic basis.

Taxation litigation
Risk	How we Manage the Risk

Description:

The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation.

Impact:

Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate.

The final determination of tax audits or tax disputes may be different from what is reflected in the Group’s historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

•    The Group Tax Guidelines and Group Transfer Pricing Guidelines provide a governance framework for the Group to operate within from a tax perspective.

•    Group Tax is managed by in-house specialists with significant experience. The in-house expertise is supplemented with the assistance of external advisors where required.

•    Group Tax, and the responsible individuals at operating company level, monitor potential changes in tax legislation and policy in all jurisdictions of operation.

•    The Group Tax Director reports directly to the Group Finance Director and provides regular tax updates to the Finance Director and the Finance Committee. This ensures tax risk is actively managed and monitored.

CRH Annual Report and Form 20-F | 2016

Adequacy of insurance arrangements and related counterparty exposures
Risk	How we Manage the Risk

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

•    Insurance protection is maintained with leading, highly-rated international insurers with appropriate risk retention by wholly-owned insurance companies (captive insurers) and by insured entities in the context of deductibles/excesses borne.

•    Strong adherence to Group policies on property management, quality control, Information Security, health & safety and Sustainability assist in avoiding potential loss events. Insurance captives play a critical role in CRH’s insurable risk management strategies.

•    Constant monitoring of the risk environment to determine whether all key risks are covered by insurance, where practicable and sensible.

Foreign currency translation
Risk	How we Manage the Risk

Description:

The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency) together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro.

Impact:

Adverse changes in the exchange rates used to translate foreign currencies into euro have impacted and will continue to impact retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

•    The Group’s activities are conducted primarily in the local currency of operation resulting in low levels of foreign currency transactional risk.

•    The Group’s established policy is to spread its net worth across the currencies of the various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operation.

•    The Group manages its multi-currency borrowings through hedging a portion of its foreign currency assets.

•    Sensitivity analysis is conducted in order to understand the impact of significant variances in currency fluctuations.

Goodwill impairment
Risk	How we Manage the Risk

Description:

Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A write-down of goodwill could have a substantial impact on the Group’s income and equity.

•    Economic indicators of goodwill impairment are monitored closely through the monthly reporting process and regular senior management dialogue in order to ensure that potential impairment issues are flagged on a timely basis and corrective action taken, where feasible.

•    Detailed impairment testing in respect of each of the cash-generating units across the Group is undertaken prior to year-end for the purposes of the Consolidated Financial Statements.

•    The goodwill impairment assessment is subject to regular review by the Audit Committee.

•    For further information on how we manage the risk posed by Goodwill Impairment, please refer to note 14 to the Consolidated Financial Statements on pages 153 to 156.

107

C.R. Laurence, a division of Oldcastle BuildingEnvelope®, manufactured and supplied 500 linear feet of patented dry-glaze TAPER-LOC® Glass Railing Systems, lining interior stairways of five new buildings at Capital One's campus, West Plano. It is among the largest corporate office complexes in the state of Texas.

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

110

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

111

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

112

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

113

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

114

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

115

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

116

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

CRH Annual Report and Form 20-F | 2016

Independent Auditor’s US Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited the accompanying Consolidated Balance Sheets of CRH plc as of 31 December 2016 and 2015, and the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2016. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of CRH plc at 31 December 2016 and 2015, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRH plc’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) and our report dated 28 February 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Dublin, Ireland

28 February 2017

Note that the report set out above is included for the purposes of CRH plc’s 2016 Annual Report on Form 20-F only.

CRH Annual Report and Form 20-F | 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CRH public limited company (CRH plc):

We have audited CRH plc’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (the ‘COSO criteria’). CRH plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations during the year ended 31 December 2016, which are included in the 2016 Consolidated Financial Statements of CRH plc and constituted 0.5% and 1.0% of total and net assets, respectively, as of 31 December 2016 and 0.4% and 0.1% of revenues and group profit, respectively, for the year then ended. Our audit of internal control over financial reporting of CRH plc also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2016.

In our opinion, CRH plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2016 Consolidated Financial Statements of CRH plc and our report dated 28 February 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Dublin, Ireland

28 February 2017

Note that the report set out above is included for the purposes of CRH plc’s 2016 Annual Report on Form 20-F only.

CRH Annual Report and Form 20-F | 2016

Consolidated Income Statement

for the financial year ended 31 December 2016

		2016 €m	2015 €m	2014 €m
Notes

1	Revenue	27,104	23,635	18,912

2	Cost of sales	(18,267)	(16,394)	(13,427)

	Gross profit	8,837	7,241	5,485

2	Operating costs	(6,810)	(5,964)	(4,568)

1,3,5,6	Group operating profit	2,027	1,277	917

1,4	Profit on disposals	55	101	77

	Profit before finance costs	2,082	1,378	994

8	Finance costs	(325)	(303)	(254)

8	Finance income	8	8	8

8	Other financial expense	(66)	(94)	(42)

9	Share of equity accounted investments’ profit	42	44	55

1	Profit before tax	1,741	1,033	761

10	Income tax expense	(471)	(304)	(177)

	Group profit for the financial year	1,270	729	584

	Profit attributable to:

	Equity holders of the Company	1,243	724	582

	Non-controlling interests	27	5	2

	Group profit for the financial year	1,270	729	584

12	Basic earnings per Ordinary Share	150.2c	89.1c	78.9c

12	Diluted earnings per Ordinary Share	149.1c	88.7c	78.8c

	All of the results relate to continuing operations.

CRH Annual Report and Form 20-F | 2016

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2016

		2016 €m	2015 €m	2014 €m
Notes

	Group profit for the financial year	1,270	729	584

	Other comprehensive income

	Items that may be reclassified to profit or loss in subsequent years:

	Currency translation effects	(82)	661	599

24	Gains/(losses) relating to cash flow hedges	14	(2)	(6)

		(68)	659	593

	Items that will not be reclassified to profit or loss in subsequent years:

27	Remeasurement of retirement benefit obligations	(61)	203	(414)

10	Tax on items recognised directly within other comprehensive income	3	(30)	69
		(58)	173	(345)

	Total other comprehensive income for the financial year	(126)	832	248

	Total comprehensive income for the financial year	1,144	1,561	832

	Attributable to:

	Equity holders of the Company	1,128	1,538	830

	Non-controlling interests	16	23	2

	Total comprehensive income for the financial year	1,144	1,561	832

CRH Annual Report and Form 20-F | 2016

Consolidated Balance Sheet

as at 31 December 2016

		2016 €m	2015 €m
Notes
	ASSETS
	Non-current assets
13	Property, plant and equipment	12,690	13,062
14	Intangible assets	7,761	7,820
15	Investments accounted for using the equity method	1,299	1,317
15	Other financial assets	26	28
17	Other receivables	212	149
24	Derivative financial instruments	53	85
26	Deferred income tax assets	159	149
	Total non-current assets	22,200	22,610

	Current assets
16	Inventories	2,939	2,873
17	Trade and other receivables	3,979	3,977
	Current income tax recoverable	4	5
24	Derivative financial instruments	23	24
22	Cash and cash equivalents	2,449	2,518
	Total current assets	9,394	9,397
	Total assets	31,594	32,007

	EQUITY
	Capital and reserves attributable to the Company’s equity holders
29	Equity share capital	284	281
29	Preference share capital	1	1
29	Share premium account	6,237	6,021
29	Treasury Shares and own shares	(14)	(28)
	Other reserves	286	240
	Foreign currency translation reserve	629	700
	Retained income	6,472	5,800
	Capital and reserves attributable to the Company’s equity holders	13,895	13,015
31	Non-controlling interests	548	529
	Total equity	14,443	13,544

	LIABILITIES
	Non-current liabilities
23	Interest-bearing loans and borrowings	7,515	8,465
24	Derivative financial instruments	-	5
26	Deferred income tax liabilities	2,008	2,023
18	Other payables	461	410
27	Retirement benefit obligations	591	588
25	Provisions for liabilities	678	603
	Total non-current liabilities	11,253	12,094

	Current liabilities
18	Trade and other payables	4,815	4,761
	Current income tax liabilities	394	401
23	Interest-bearing loans and borrowings	275	756
24	Derivative financial instruments	32	19
25	Provisions for liabilities	382	432
	Total current liabilities	5,898	6,369
	Total liabilities	17,151	18,463
	Total equity and liabilities	31,594	32,007

	N. Hartery, A. Manifold, Directors

CRH Annual Report and Form 20-F | 2016

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2016

		Attributable to the equity holders of the Company
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non- controlling interests €m	Total equity €m
Notes
	At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
	Group profit for the financial year	-	-	-	-	-	1,243	27	1,270
	Other comprehensive income	-	-	-	-	(71)	(44)	(11)	(126)
	Total comprehensive income	-	-	-	-	(71)	1,199	16	1,144

29	Issue of share capital (net of expenses)	3	216	-	-	-	-	-	219
7	Share-based payment expense	-	-	-	46	-	-	-	46
29	Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(4)	-	-	-	-	(4)
10	Tax relating to share-based payment expense	-	-	-	-	-	12	-	12
11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(519)	(8)	(527)
30	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	9	9
	Transactions involving non-controlling interests	-	-	-	-	-	(2)	2	-
	At 31 December 2016	285	6,237	(14)	286	629	6,472	548	14,443

	For the financial year ended 31 December 2015

	At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198
	Group profit for the financial year	-	-	-	-	-	724	5	729
	Other comprehensive income	-	-	-	-	643	171	18	832
	Total comprehensive income	-	-	-	-	643	895	23	1,561

29	Issue of share capital (net of expenses)	28	1,697	-	-	-	-	-	1,725
7	Share-based payment expense	-	-	-	27	-	-	-	27
29	Treasury/own shares reissued	-	-	51	-	-	(51)	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
10	Tax relating to share-based payment expense	-	-	-	-	-	5	-	5
	Share option exercises	-	-	-	-	-	57	-	57
11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(511)	(4)	(515)
30	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	489	489
	At 31 December 2015	282	6,021	(28)	240	700	5,800	529	13,544

	For the financial year ended 31 December 2014

	At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686
	Group profit for the financial year	-	-	-	-	-	582	2	584
	Other comprehensive income	-	-	-	-	599	(351)	-	248
	Total comprehensive income	-	-	-	-	599	231	2	832

29	Issue of share capital (net of expenses)	2	105	-	-	-	-	-	107
7	Share-based payment expense	-	-	-	16	-	-	-	16
29	Treasury/own shares reissued	-	-	42	-	-	(42)	-	-
	Share option exercises	-	-	-	-	-	22	-	22
11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(460)	(4)	(464)
	Transactions involving non-controlling interests	-	-	-	-	-	-	(1)	(1)
	At 31 December 2014	254	4,324	(76)	213	57	5,405	21	10,198

CRH Annual Report and Form 20-F | 2016

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2016

		2016 €m	2015 €m	2014 €m
Notes
	Cash flows from operating activities
	Profit before tax	1,741	1,033	761
8	Finance costs (net)	383	389	288
9	Share of equity accounted investments’ profit	(42)	(44)	(55)
4	Profit on disposals	(55)	(101)	(77)
	Group operating profit	2,027	1,277	917
2	Depreciation charge	1,009	843	631
2	Amortisation of intangible assets	71	55	44
2	Impairment charge	23	44	49
7	Share-based payment expense	46	27	16
	Other (primarily pension payments)	(65)	(47)	(66)
19	Net movement on working capital and provisions	56	585	35
	Cash generated from operations	3,167	2,784	1,626
	Interest paid (including finance leases)	(346)	(302)	(262)
	Corporation tax paid	(481)	(235)	(127)
	Net cash inflow from operating activities	2,340	2,247	1,237

	Cash flows from investing activities
4	Proceeds from disposals (net of cash disposed and deferred proceeds)	283	889	345
	Interest received	8	8	8
15	Dividends received from equity accounted investments	40	53	30
13	Purchase of property, plant and equipment	(853)	(882)	(435)
30	Acquisition of subsidiaries (net of cash acquired)	(149)	(7,296)	(151)
15	Other investments and advances	(7)	(19)	(3)
19	Deferred and contingent acquisition consideration paid	(57)	(59)	(26)
	Net cash outflow from investing activities	(735)	(7,306)	(232)

	Cash flows from financing activities
29	Proceeds from issue of shares (net)	52	1,593	-
	Proceeds from exercise of share options	-	57	22
	Acquisition of non-controlling interests	-	-	(1)
20	Increase in interest-bearing loans, borrowings and finance leases	600	5,633	901
20	Net cash flow arising from derivative financial instruments	(5)	47	(11)
8	Premium paid on early debt redemption	-	(38)	-
29	Treasury/own shares purchased	(4)	(3)	-
20	Repayment of interest-bearing loans, borrowings and finance leases	(2,015)	(2,744)	(934)
11	Dividends paid to equity holders of the Company	(352)	(379)	(353)
11	Dividends paid to non-controlling interests	(8)	(4)	(4)
	Net cash (outflow)/inflow from financing activities	(1,732)	4,162	(380)

	(Decrease)/increase in cash and cash equivalents	(127)	(897)	625

	Reconciliation of opening to closing cash and cash equivalents
	Cash and cash equivalents at 1 January	2,518	3,295	2,540
	Translation adjustment	58	120	130
	(Decrease)/increase in cash and cash equivalents	(127)	(897)	625
22	Cash and cash equivalents at 31 December	2,449	2,518	3,295

CRH Annual Report and Form 20-F | 2016

Accounting Policies

(including key accounting estimates and assumptions)

This document constitutes both the Annual Report and Financial Statements in accordance with Irish and UK requirements, and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934. In previous years the Group issued these Annual Reports as two separate documents.

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

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The Group has applied those new standards and interpretations that apply from 1 January 2016, including the Annual Improvements 2011-2014 Cycle and amendments to IAS 1 Presentation of Financial Statements. These amendments principally related to clarifications and presentation; and their application did not result in material changes to the Group’s Consolidated Financial Statements.

IFRS and IFRIC interpretations being adopted in subsequent years

The Group has formed a number of project teams to evaluate and implement the following standards in the coming years:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 is effective from 1 January 2018.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships may be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has performed an initial assessment on the impact of IFRS 9, and it would appear that the Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39 Financial Instruments: Recognition and Measurement. It applies to financial assets classified at amortised cost, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. While the Group has not yet completed a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the first year of adoption of the new standard.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard is applicable from 1 January 2018. IFRS 15 introduces a number of new concepts and requirements and also provides guidance and clarification on existing practice. CRH expects to adopt IFRS 15 by applying the modified retrospective application approach as permitted by the standard (i.e. CRH will adopt the standard from the date of initial application and will not be required to restate comparatives. Instead the cumulative effect of initially applying IFRS 15 will be presented as an adjustment to the opening balance of retained earnings).

During 2016, the Group performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. The Group’s revenue is €27 billion and therefore the transition to IFRS 15 is a significant project that has been ongoing throughout 2016 and will continue through 2017. For the purpose of assessing IFRS 15, revenue has been evaluated based on type of contract:

Revenue derived from sources other than construction contracts

In our non-construction contract-related business, revenue is recognised at a point in time when delivery of the goods or services has been performed. A number of our businesses offer guarantees and warranties. These tend to be standard warranty periods and are not typically extended warranties which apply a number of years after the point of sale. If consideration is received in advance it is deferred until the point at which revenue can be appropriately recognised. CRH utilises rebates and discounts as standard throughout its business model.

CRH Annual Report and Form 20-F | 2016

Accounting Policies - continued

Revenue derived from construction contracts

A number of entities throughout the Group engage in construction contract activity; principally in our Heavyside businesses in the US, Canada, UK and Ireland. Revenue in respect of construction contracts is recognised over time under both the current and new standard. The majority of contracts are less than 12 months in duration and principally relate to government granted contracts under fixed price arrangements. Retentions are a standard feature of this business model.

Our initial assessment of the potential impact of the new standard has identified the following focus areas:

(i) Variable consideration

As outlined above, some contracts with customers offer trade discounts or volume rebates. Currently, the Group recognises revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of trade discounts and volume rebates. If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, and will be required to be estimated at contract inception. We are currently assessing the impact on the timing of revenue recognition, though given the short term nature of the sales cycle in CRH, we do not currently anticipate a significant change.

(ii) Warranty obligations

The Group provides warranties for general repairs and does not typically provide extended warranties or maintenance services in its contracts with customers. As such, the Group expects that such warranties will primarily be assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, consistent with its current practice.

(iii) Bundling and unbundling of contracts to determine performance obligations

Under IFRS 15 there will now be a focus on performance obligations or ‘promises’ within a contract. IFRS 15 requires revenue to be recognised based on transfer of control. CRH is currently assessing the level of integration and distinct promises offered within contracts to determine whether they represent a single or multiple performance obligations, and the resulting impact on current revenue recognition. Multiple performance obligations could impact the timing of revenue recognition over the life of the contract. However, as outlined above most of the Group’s construction contracts are less than 12 months in duration.

(iv) Loss-making contracts

Loss-making contracts will now be accounted for under IAS 37 rather than under IAS 11. CRH does not expect this to have a significant impact on our business.

(v) Disclosure requirements

IFRS 15 disclosure requirements are more detailed than under current IFRS and will significantly increase the volume of disclosures required in the Group’s Consolidated Financial Statements.

IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 - Operating Leases - Incentives and SIC-27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard is applicable from 1 January 2019.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for the majority of leases under a single on-balance sheet model, similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g. personal computers) and short-term leases (i.e. leases with a term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e. the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Under IFRS 16 lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g. a change in lease term or a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

CRH has entered into operating leases for a range of assets principally relating to property across the US and Europe. These property leases have varying terms, escalation clauses and renewal rights including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating leases. Note 3 to these Consolidated Financial Statements outlines the Group’s expense for 2016 and note 28 outlines the Group’s operating lease commitment at 31 December 2016.

The adoption of the new standard will have a material impact on the Group’s Consolidated Income Statement and Consolidated Balance Sheet, as follows:

Income Statement

Operating expenses will decrease, as the Group currently recognises operating lease expenses in either cost of sales, selling and distribution or administration expenses (depending on the nature of the lease). The Group’s lease expense for 2016 was €616 million and is disclosed in note 3 to the Consolidated Financial Statements.

Depreciation and finance costs as currently reported in the Group’s Income Statement will increase, as under the new standard the right-of-use asset will be capitalised and depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet

At transition date the Group will calculate the lease commitments outstanding at that date and apply the appropriate discount rate to calculate the present value of the lease commitment. CRH expects to adopt IFRS 16 by applying the modified retrospective application as permitted by the standard. In addition, CRH will perform an impairment assessment at date of adoption and any resulting impairment will impact retained earnings rather than the Consolidated Income Statement in the year of transition.

The Group’s commitment outstanding on all leases as at 31 December 2016 is €2,171 million (2015: €2,116 million) (see note 28 to the Consolidated Financial Statements).

The Group has been assessing the impact of the new standard since it was issued in January 2016. The approximate financial impact of the standard is as yet unknown, as a number of factors impact the calculation of the liability, such as discount rate, the expected term of leases including renewal options and exemptions for short-term leases and low-value items.

The Group’s commitment as at 31 December 2016 provides an indication of the scale of leases held and how significant leases currently are to CRH’s business. However, for the reasons outlined above, this amount should not be used as a proxy for the impact of IFRS 16 on the Consolidated Balance Sheet. The Group will continue to assess its portfolio of leases to calculate the impending impact of transition to the new standard during 2017.

CRH Annual Report and Form 20-F | 2016

In addition to the impacts above, there will also be significant increased disclosures when the Group adopts IFRS 16.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2016 financial year-end that would have a material impact on the results or financial position of the Group.

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

Management considers that their use of estimates, assumptions and judgements in the application of the Group’s accounting policies are inter-related and therefore discuss them together below. The critical accounting policies which involve significant estimates, assumptions or judgements, the actual outcome of which could have a material impact on the Group’s results and financial position outlined below, are as follows:

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

Goodwill relating to associates and joint ventures is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 39, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.

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

CRH Annual Report and Form 20-F | 2016

Accounting Policies - continued

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and, in the case of published securities; it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

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

Assumptions

The assumptions underlying the actuarial valuations (including discount rates, rates of increase in future compensation levels, mortality rates and healthcare cost trends), from which the amounts recognised in the Consolidated Financial Statements are determined, are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for future compensation levels, future labour market conditions and (iii) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are contained in note 27 to the Consolidated Financial Statements.

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

Provisions for liabilities –

Note 25

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as an interest expense. Contingent liabilities arising on business combinations are recognised as provisions if the contingent liability can be reliably measured at its acquisition date fair value. Provisions are not recognised for future operating losses.

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

CRH Annual Report and Form 20-F | 2016

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

Property, plant and equipment

– Note 13

The Group’s accounting policy for property, plant and equipment is considered critical because the carrying value of €12,690 million at 31 December 2016 represents a significant portion (40%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

Land and buildings

The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of proven and probable mineral reserves. Land, other than mineral-bearing land, is not depreciated. In general, buildings are depreciated at 2.5% per annum (p.a.).

Plant and machinery

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

CRH Annual Report and Form 20-F | 2016

Accounting Policies - continued

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

Revenue recognition

Revenue represents the value of goods and services supplied and is net of trade discounts and value-added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that revenue and related costs incurred or to be incurred are subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts

The Group engages primarily in the performance of fixed price contracts, as opposed to cost plus contracts. Contract costs are recognised as incurred.

When the outcome of a contract can be estimated reliably the Group recognises revenue in accordance with the percentage-of-completion or measured works to date methods. The completion percentage is generally measured based on the proportion of contract costs incurred at the balance sheet date relative to the total estimated costs of the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable.

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

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is

CRH Annual Report and Form 20-F | 2016

regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within 12 months from the date of classification as held for sale.

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

Share-based payments –

Note 7

The Group operates a number of equity-settled share-based payment plans. Its policy in relation to the granting of share options and awards under these plans, together with the nature of the underlying market and non-market performance and other vesting conditions, are addressed in the Directors’ Remuneration Report on page 72. The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plans

50% of the awards granted in 2016 under the 2014 Performance Share Plan are subject to a TSR (and hence market-based) vesting condition; with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials index. The awards made in 2014 and 2015 are subject to a TSR on 75% of the grant. Accordingly, the fair value assigned to the related equity instruments at the grant date is derived using a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plans; and is adjusted to reflect the anticipated likelihood as at the grant date of achieving the vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The remaining awards granted under the 2014 Performance Share Plan are subject to a cumulative cash flow target (non-market-based) vesting condition. The fair value of the awards is calculated as the market price of the shares at the date of grant. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any adjustment necessary is recognised in the Consolidated Income Statement.

Savings-related Share

Option Schemes

The fair value assigned to options under the Savings-related Share Option Schemes are derived in accordance with the trinomial valuation methodology on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The cost is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The Consolidated Income Statement expense/ credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period. The cumulative charge to the Consolidated Income Statement is reversed only where an employee in receipt of share options leaves service prior to completion of the expected vesting period and those options forfeit in consequence.

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

Awards under the 2013

Restricted Share Plan

The fair value of shares granted under the 2013 Restricted Share Plan is calculated as the market price of the shares at the date of grant reduced by the present value of dividends expected to be paid over the vesting period.

Deferred tax

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

CRH Annual Report and Form 20-F | 2016

Accounting Policies - continued

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

Leases – Notes 3 and 28

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Other financial assets – Note 15

All investments are initially recognised at the fair value of consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost given that it is impracticable to determine fair value in accordance with IAS 39 and are included within financial assets in the Consolidated Balance Sheet.

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

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of

CRH Annual Report and Form 20-F | 2016

the required additional rights at fair value; being the market rate. Any rights purchased are recognised at cost within inventories, and subsequently measured at the lower of cost and net realisable value. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within cost of sales in the Consolidated Income Statement.

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

CRH Annual Report and Form 20-F | 2016

Accounting Policies - continued

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

Level 1

Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2

Valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3

Valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

Share capital and dividends – Notes 11 and 29

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

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

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

CRH Annual Report and Form 20-F | 2016

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

		Average		Year-end

euro 1 =	2016	2015	2014	2016	2015

Argentine Peso	16.3483	10.2803	10.7785	16.7246	14.0824

Brazilian Real	3.8561	3.7004	-	3.4305	4.3117

Canadian Dollar	1.4659	1.4186	1.4664	1.4188	1.5116

Chinese Renminbi	7.3522	6.9733	8.1883	7.3202	7.0608

Hungarian Forint	311.4379	309.9956	-	309.8300	315.9800

Indian Rupee	74.3717	71.1956	81.0576	71.5935	72.0215

Philippine Peso	52.5555	50.5217	-	52.2680	50.9990

Polish Zloty	4.3632	4.1841	4.1839	4.4103	4.2639

Pound Sterling	0.8195	0.7258	0.8062	0.8562	0.7340

Romanian Leu	4.4904	4.4454	-	4.5390	4.5240

Serbian Dinar	123.1356	120.7168	-	123.4600	121.5612

Swiss Franc	1.0902	1.0679	1.2147	1.0739	1.0835

Turkish Lira	3.3433	3.0255	2.9068	3.7072	3.1765

Ukrainian Hryvnia	28.2812	24.3693	15.8908	28.6043	26.1434

US Dollar	1.1069	1.1095	1.3290	1.0541	1.0887

CRH Annual Report and Form 20-F | 2016

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

During 2016, the Group completed its integration of the businesses acquired from LH Assets in Q3 2015. In light of this, CRH has revisited its operating segment disclosures to ensure that they continue to reflect the Group’s organisational structure and the nature of the financial information reported to and assessed by the Group Chief Executive and Finance Director, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8 Operating Segments). As a result, a new operating segment for Asia has been identified and activities reported from date of acquisition in Q3 2015 in the LH Assets operating segment have been reallocated within the Europe Heavyside, Americas Materials and new Asia segments.

Comparative segment amounts for 2015 have been restated where necessary to reflect the new format for segmentation. The Group now reports across the following seven operating segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products, Americas Distribution and Asia.

The principal factors employed in the identification of the seven segments reflected in this note include:

•	the Group’s organisational structure in 2016 (during 2016 each divisional President fulfilled the role of “segment manager” as outlined in IFRS 8, with the President of Americas Products and Distribution and the President of Europe Lightside and Distribution acting as “segment manager” for each of the Americas Products and Americas Distribution segments and the Europe Lightside and Europe Distribution segments respectively);

•	the nature of the reporting lines to the Chief Operating Decision Maker (as defined in IFRS 8);

•	the structure of internal reporting documentation such as management accounts and budgets; and

•	the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived

The Chief Operating Decision Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation, amortisation and impairment (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision Maker and are accordingly omitted from the detailed segmental analysis below. There are no asymmetrical allocations to reporting segments which would require disclosure.

Europe Heavyside businesses are predominantly engaged in the manufacture and supply of cement, aggregates, readymixed and precast concrete, concrete landscaping and asphalt products. The segment comprises businesses operating in 17 countries across Western, Central and Eastern Europe.

Europe Lightside businesses are predominantly engaged in the production and supply of construction accessories, shutters & awnings, fencing and composite access chambers across 16 countries primarily in Western Europe.

Europe Distribution businesses are predominantly engaged in supplying General Merchants, Sanitary, Heating and Plumbing (SHAP) and Do-It-Yourself (DIY) businesses catering to the general public and small and medium-sized builders in the Netherlands, Belgium, France, Germany, Switzerland and Austria, selling a range of bricks, cement, sanitary, heating, plumbing and other building products.

Americas Materials businesses are predominantly engaged in the production and sale of aggregates, asphalt and readymixed concrete products and provide asphalt paving services in the US and Canada. This segment also includes the Group’s cement operations in Brazil.

Americas Products businesses are predominantly engaged in the production and sale in the US and Canada of concrete masonry and hardscapes, packaged lawn and garden products, packaged cement mixes, fencing, utility, drainage and structural precast products, construction accessories and glass and aluminium glazing systems.

Americas Distribution businesses are predominantly engaged in the US in supplying Exterior Products such as roofing and siding and Interior Products such as gypsum wallboard, metal studs and acoustical ceiling systems.

Asia businesses are predominantly engaged in the manufacturing and supply of cement and aggregates in the Philippines.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

A. Operating segments disclosures - Consolidated Income Statement data

	Year ended 31 December
		Revenue		Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe Heavyside	7,396	5,256	3,929	814	460	380	417	325	229	397	135	151
Europe Lightside	941	961	913	104	100	94	23	25	23	81	75	71
Europe Distribution	4,066	4,158	3,999	206	171	190	76	77	78	130	94	112
Europe	12,403	10,375	8,841	1,124	731	664	516	427	330	608	304	334

Americas Materials	7,598	7,018	5,070	1,204	955	609	386	335	254	818	620	355
Americas Products	4,280	3,862	3,225	543	391	263	132	142	118	411	249	145
Americas Distribution	2,315	2,229	1,776	150	140	105	31	29	22	119	111	83
Americas	14,193	13,109	10,071	1,897	1,486	977	549	506	394	1,348	980	583

Asia	508	151	-	109	2	-	38	9	-	71	(7)	-

Total Group	27,104	23,635	18,912	3,130	2,219	1,641	1,103	942	724	2,027	1,277	917

Profit on disposals (i)										55	101	77
Finance costs less income										(317)	(295)	(246)
Other financial expense										(66)	(94)	(42)
Share of equity accounted investments’ profit (ii)										42	44	55
Profit before tax										1,741	1,033	761

							(i) Profit/(loss) on disposals (note 4)			(ii) Share of equity accounted investments’ profit/(loss) (note 9)
Europe Heavyside							24	101	38	12	15	28
Europe Lightside							1	(23)	1	-	-	-
Europe Distribution							13	8	6	13	15	13
Europe							38	86	45	25	30	41

Americas Materials							(19)	24	11	34	23	7
Americas Products							34	(11)	20	-	-	-
Americas Distribution							2	2	1	-	-	-
Americas							17	15	32	34	23	7

Asia							-	-	-	(17)	(9)	7

Total Group							55	101	77	42	44	55

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

. 137

CRH Annual Report and Form 20-F | 2016

1. Segment Information - continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	As at 31 December
	Total assets		Total liabilities
	2016	2015	2016	2015
	€m	€m	€m	€m
Europe Heavyside	8,736	9,224	2,701	2,773
Europe Lightside	731	767	245	261
Europe Distribution	2,160	2,238	642	647
Europe	11,627	12,229	3,588	3,681

Americas Materials	8,970	8,780	1,725	1,582
Americas Products	4,275	4,146	998	952
Americas Distribution	1,152	1,095	392	364
Americas	14,397	14,021	3,115	2,898

Asia	1,557	1,631	224	215

Total Group	27,581	27,881	6,927	6,794

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,299	1,317
Other financial assets	26	28
Derivative financial instruments (current and non-current)	76	109
Income tax assets (current and deferred)	163	154
Cash and cash equivalents	2,449	2,518
Total assets as reported in the Consolidated Balance Sheet	31,594	32,007

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)			7,790	9,221
Derivative financial instruments (current and non-current)			32	24
Income tax liabilities (current and deferred)			2,402	2,424
Total liabilities as reported in the Consolidated Balance Sheet			17,151	18,463

CRH Annual Report and Form 20-F | 2016

C. Operating segments disclosures - other items

Additions to non-current assets

	Year ended 31 December
	Property, plant and equipment (note 13)			Financial assets (note 15)			Total Group
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe Heavyside	275	261	113	2	8	-	277	269	113
Europe Lightside	12	15	14	-	-	-	12	15	14
Europe Distribution	26	46	36	-	1	-	26	47	36
Europe	313	322	163	2	9	-	315	331	163

Americas Materials	328	335	173	5	10	3	333	345	176
Americas Products	142	153	81	-	-	-	142	153	81
Americas Distribution	23	41	18	-	-	-	23	41	18
Americas	493	529	272	5	10	3	498	539	275

Asia	47	31	-	-	-	-	47	31	-

Total Group	853	882	435	7	19	3	860	901	438

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €5,102 million (2015: €4,523 million; 2014: €3,351 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

Revenue derived through the supply of services and intersegment revenue are not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 32. In addition, due to the nature of building materials, which have a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

Section 2: Information about geographical areas and customers

CRH has a presence in 31 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are set out below; individual foreign countries which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December			As at 31 December
	Revenue by destination			Non-current assets*
	2016	2015	2014	2016	2015
	€m	€m	€m	€m	€m
Country of domicile - Republic of Ireland	403	349	306	475	609
Benelux (mainly the Netherlands)	2,576	2,478	2,350	1,201	1,209
United Kingdom	3,091	1,694	802	2,487	2,940
United States	12,730	12,048	9,650	9,241	8,911
Other	8,304	7,066	5,804	8,346	8,530
Total Group	27,104	23,635	18,912	21,750	22,199

There are no material dependencies on or concentrations of individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

* Non-current assets comprise property, plant and equipment, intangible assets and investments accounted for using the equity method.

CRH Annual Report and Form 20-F | 2016

2. Cost Analysis

				2016	2015	2014
				€m	€m	€m
Cost of sales analysis
Raw materials and goods for resale				9,008	8,629	7,527
Employment costs (note 5)				2,725	2,446	1,985
Energy conversion costs				940	789	655
Repairs and maintenance				803	630	452
Depreciation, amortisation and impairment (i)				817	697	532
Change in inventory (note 19)				(55)	29	34
Other production expenses (primarily sub-contractor costs and equipment rental)				4,029	3,174	2,242
Total				18,267	16,394	13,427

Operating costs analysis
Selling and distribution costs				4,409	3,878	3,143
Administrative expenses				2,401	2,086	1,425
Total				6,810	5,964	4,568

(i) Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Depreciation and depletion (note 13)	817	667	485	192	176	146	1,009	843	631
Amortisation of intangible assets (note 14)	-	-	-	71	55	44	71	55	44
Impairment of property, plant and equipment (note 13)	-	30	47	-	11	2	-	41	49
Impairment of intangible assets (note 14)	-	-	-	23	1	-	23	1	-
Impairment of financial assets (note 15)	-	-	-	-	2	-	-	2	-
Total	817	697	532	286	245	192	1,103	942	724

CRH Annual Report and Form 20-F | 2016

3. Operating Profit Disclosures

	2016	2015	2014
	€m	€m	€m
Operating lease rentals
- hire of plant and machinery	266	204	149
- land and buildings	292	263	216
- other operating leases	58	50	48
Total	616	517	413

Auditor’s remuneration

In accordance with statutory requirements in Ireland, fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

	EY Ireland			EY
	(statutory auditor)			(network firms)			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Audit fees (i)	3	3	2	16	16	12	19	19	14
Other audit-related assurance fees (ii)	-	1	-	-	4	1	-	5	1
Tax advisory services	-	-	-	1	2	1	1	2	1
Total	3	4	2	17	22	14	20	26	16

(i)	Audit of the Group accounts includes audit of internal controls over financial reporting and parent and subsidiary statutory audit fees, but excludes €2 million (2015: €2 million; 2014: €2 million) paid to auditors other than EY.

(ii)	Other assurance services includes attestation and due diligence services that are closely related to the performance of the audit.

(iii)	There were no other fees for services provided by the Group’s independent auditor (2015: €nil million; 2014: €nil million).

CRH Annual Report and Form 20-F | 2016

4. Business and Non-Current Asset Disposals

				Disposal of other
	Business disposals			non-current assets			Total
	2016	2015 (i)	2014 (ii)	2016	2015	2014	2016	2015	2014
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets (notes 13,14,15)	147	570	117	109	103	83	256	673	200
- cash and cash equivalents	3	90	-	-	-	-	3	90	-
- working capital and provisions (note 19)	24	246	11	-	-	-	24	246	11
- interest-bearing loans and borrowings	-	(20)	-	-	-	-	-	(20)	-
- deferred tax (note 26)	(1)	(22)	-	-	-	-	(1)	(22)	-
- retirement benefit obligations (note 27)	-	(84)	-	-	-	-	-	(84)	-
Net assets disposed	173	780	128	109	103	83	282	883	211
Reclassification of currency translation effects on disposal	(44)	39	57	-	-	-	(44)	39	57
Total	129	819	185	109	103	83	238	922	268
Proceeds from disposals (net of disposal costs)	133	875	224	160	142	121	293	1,017	345
Profit on step acquisition (note 30)	-	6	-	-	-	-	-	6	-
Profit on disposals	4	62	39	51	39	38	55	101	77

Net cash inflow arising on disposal
Proceeds from disposals	133	875	224	160	142	121	293	1,017	345
Less: cash and cash equivalents disposed	(3)	(90)	-	-	-	-	(3)	(90)	-
Less: deferred proceeds arising on disposal (note 19)	(7)	(38)	-	-	-	-	(7)	(38)	-
Total	123	747	224	160	142	121	283	889	345

(i)	Disposals in 2015 related principally to the divestment of the Group’s clay and concrete businesses in the UK (Europe Heavyside) and its clay business in the US (Americas Products) on 26 February 2015.

(ii)	The principal divestment in 2014 was the disposal of our 50% equity stake in our Turkish joint venture, Denizli Çimento (Europe Heavyside).

Assets and liabilities that met the IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations criteria at 31 December 2016 have not been separately disclosed as held for sale as they were not considered material in the context of the Group. The businesses divested in 2016 are not considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5.

In February 2017, the Group reached agreement to dispose of one cement plant and one grinding station in Germany for an enterprise value purchase price of €349 million; these assets formed part of the LH Assets acquisition in 2015 and are included in our Europe Heavyside segment in 2016. The transaction is subject to approval by the German Competition Authority (Bundeskartellamt).

CRH Annual Report and Form 20-F | 2016

5. Employment

The average number of employees is as follows:

	Year ended 31 December
	2016	2015	2014
Europe Heavyside	27,039	20,704	19,096
Europe Lightside	4,596	4,787	5,003
Europe Distribution	10,971	11,392	11,607
Europe	42,606	36,883	35,706

Americas Materials	22,650	20,125	18,457
Americas Products	16,259	16,712	17,707
Americas Distribution	3,889	3,920	3,836
Americas	42,798	40,757	40,000

Asia	1,374	466	-

Total Group	86,778	78,106	75,706

Employment costs charged in the Consolidated Income Statement are analysed as follows:

	2016	2015	2014
	€m	€m	€m
Wages and salaries	4,139	3,690	2,987
Social welfare costs	472	419	368
Other employment-related costs*	560	537	448
Share-based payment expense (note 7)	46	27	16
Total retirement benefits expense (note 27)	315	288	215
Total	5,532	4,961	4,034

Total charge analysed between:
Cost of sales	2,725	2,446	1,985
Operating costs	2,795	2,498	2,035
Finance costs (net) - applicable to retirement benefit obligations (note 8)	12	17	14
Total	5,532	4,961	4,034

* Other employment costs relate principally to redundancy, severance and healthcare costs.

6. Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 2) and interests are presented in the Directors’ Remuneration Report on pages 72 to 95.

CRH Annual Report and Form 20-F | 2016

7. Share-based Payment Expense

	2016	2015	2014
	€m	€m	€m
Performance Share Plans and Restricted Share Plan expense	40	26	15
Share option expense	6	1	1
Total share-based payment expense	46	27	16

Share-based payment expense relates primarily to awards granted under the 2014 Performance Share Plan and the Group’s share option schemes. The expense, which also includes charges in relation to the 2013 Restricted Share Plan and the 2006 Performance Share Plan, is reflected in operating costs in the Consolidated Income Statement.

In May 2014, shareholders approved the adoption of the 2014 Performance Share Plan, which replaced the 2006 Performance Share Plan (approved by shareholders in May 2006), and the 2010 Share Option Scheme (approved by shareholders in May 2010) (together, the ‘Existing Plans’). Following the introduction of the 2014 Performance Share Plan, no further awards will be made under the Existing Plans. Consequently, the last awards under the Existing Plans were made in 2013. The general terms and conditions applicable to the various plans are set out in the Directors’ Remuneration Report on pages 72 to 95.

2014 Performance Share Plan

The structure of the 2014 Performance Share Plan is set out in the Directors’ Remuneration Report on page 81. An expense of €38 million was recognised in 2016 (2015: €20 million; 2014: €5 million).

Details of awards granted under the 2014 Performance Share Plan

			Number of shares
	Share price at	Period to earliest	Initial	Net outstanding at
	date of award	release date	award*	31 December 2016
Granted in 2016	€24.87	3 years	3,879,901	3,810,301
Granted in 2015	€24.84	3 years	2,989,371	2,866,840
Granted in 2014	€20.49	3 years	2,283,960	2,143,810

*	Numbers represent the initial awards. The Remuneration Committee has determined that dividend equivalents will accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

50% of each award made in 2016 is subject to a TSR measure, with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials index. The other 50% of each award made in 2016 is subject to a cumulative cash flow metric. The awards made in 2014 and 2015 are subject to TSR (75% of each award) and cumulative cash flow (25% of each award) metrics. Further details are set out on page 81 in the Directors’ Remuneration Report.

The fair values assigned to the portion of awards which are subject to TSR performance against peers and the index were €11.94 and €10.52 respectively (2015: €13.99 subject to TSR performance against peers only; 2014: €10.88 subject to TSR performance against peers only). The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

	2016	2015	2014
Risk-free interest rate (%)	(0.53)	0.25	0.13
Expected volatility (%)	21.7	21.4	21.9

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

The fair value of (i) the portion of awards subject to cash flow performance and (ii) the awards with no performance conditions (which are subject to a one or three-year service period) was €24.87 (2015: €24.84; 2014: €20.49). The fair value was calculated using the closing CRH share price at the date the award was granted.

CRH Annual Report and Form 20-F | 2016

2006 Performance Share Plan and 2013 Restricted Share Plan

Due to the immateriality of the 2006 Performance Share Plan and the 2013 Restricted Share Plan expense; and the level of awards outstanding in these plans at 31 December 2016 and comparative periods, detailed financial disclosures have not been provided in relation to these share-based payment arrangements.

Share Option Schemes

As noted above, the 2010 Share Option Scheme was replaced in 2014 by the 2014 Performance Share Plan, and accordingly no options have been granted since 2013.

Details of movement and options outstanding under Share Option Schemes (excluding Savings-related Share Option Schemes)

	Weighted average	Number of	Weighted average	Number of	Weighted average	Number of
	exercise price	options	exercise price	options	exercise price	options
		2016		2015		2014
Outstanding at beginning of year	€21.14	8,620,690	€19.58	15,481,191	€18.75	21,798,887
Exercised (i)	€22.04	(2,102,332)	€19.35	(2,544,141)	€16.58	(919,205)
Lapsed	€20.27	(3,520,863)	€16.64	(4,316,360)	€16.77	(5,398,491)
Outstanding at end of year (ii)	€21.51	2,997,495	€21.14	8,620,690	€19.58	15,481,191
Exercisable at end of year	€21.51	2,997,495	€24.18	5,335,290	€18.79	1,248,698

(i)	The weighted average share price at the date of exercise of these options was €29.70 (2015: €25.51; 2014: €20.47).

(ii)	All options granted have a life of ten years.

	2016	2015	2014
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	2.46	3.86	4.89

euro-denominated options outstanding at end of year (number)	2,991,831	8,604,776	15,389,922
Range of exercise prices (€)	16.19-29.86	16.19-29.86	15.19-29.86

Pound Sterling-denominated options outstanding at end of year (number)	5,664	15,914	91,269
Range of exercise prices (Stg£)	15.30-17.19	13.64-18.02	12.80-20.23

CRH Annual Report and Form 20-F | 2016

7. Share-based Payment Expense - continued

2010 Savings-related Share Option Schemes

The Group operates Savings-related Share Option Schemes. Participants may save up to €500/Stg£500 per month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract.

Details of options granted under the Savings-related Share Option Schemes

	Weighted average	Number of	Weighted average	Number of	Weighted average	Number of
	exercise price	options	exercise price	options	exercise price	options
		2016		2015		2014
Outstanding at beginning of year	€16.96/Stg£14.27	593,177	€14.84/Stg£12.80	894,548	€12.92/Stg£11.64	1,082,799
Exercised (i)	€13.66/Stg£11.95	(121,242)	€13.42/Stg£12.07	(331,925)	€11.62/Stg£11.28	(388,201)
Lapsed	€17.55/Stg£15.68	(81,628)	€13.52/Stg£13.63	(187,892)	€16.52/Stg£12.32	(97,546)
Granted (ii)	€20.83/Stg£16.16	1,011,867	€21.12/Stg£15.54	218,446	€17.67/Stg£14.94	297,496
Outstanding at end of year	€18.63/Stg£15.92	1,402,174	€16.96/Stg£14.27	593,177	€14.84/Stg£12.80	894,548
Exercisable at end of year	€13.45/Stg£12.22	23,897	€13.72/n/a	15,165	€11.67/n/a	21,575

(i)	The weighted average share price at the date of exercise of these options was €27.90 (2015: €25.77; 2014: €18.80).

(ii)	Pursuant to the 2010 Savings-related Share Option Schemes operated by the Group, employees were granted options over 1,011,867 of CRH plc’s Ordinary Shares in March 2016 (2015: 218,446 share options in March 2015; 2014: 297,496 share options in March 2014). This figure comprises options over 692,334 (2015: 152,312; 2014: 187,278) shares and 319,533 (2015: 66,134; 2014: 110,218) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable, and are not subject to specified EPS growth targets being achieved. The exercise price at which the options are granted under the scheme represents a discount of 15% to the market price on the date of invitation of each savings contract.

	2016	2015	2014
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	2.41	1.96	1.74

euro-denominated options outstanding at end of year (number)	320,362	321,059	327,664
Range of exercise prices (€)	12.82-21.12	12.82-21.12	11.18-17.67

Pound Sterling-denominated options outstanding at end of year (number)	1,081,812	272,118	566,884
Range of exercise prices (Stg£)	11.55-16.16	11.19-15.54	11.19-14.94

The weighted fair values assigned to options issued under the Savings-related Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	3-year	5-year
Granted in 2016	€5.01	€5.57
Granted in 2015	€4.59	€6.08
Granted in 2014	€3.74	€5.25

CRH Annual Report and Form 20-F | 2016

The fair value of these options were determined using the following assumptions:

	2016		2015		2014
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (€)	20.83	20.83	21.12	21.12	17.67	17.67
Risk-free interest rate (%)	(0.48)	(0.33)	(0.22)	(0.09)	0.19	0.59
Expected dividend payments over the expected life (€)	1.95	3.32	1.91	3.25	1.91	3.25
Expected volatility (%)	21.8	22.9	21.6	27.8	22.7	30.3
Expected life in years	3	5	3	5	3	5

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

The terms of the options issued under the savings-related share option schemes do not contain any market conditions within the meaning of IFRS 2 Share-based Payment.

8. Finance Costs and Finance Income

	2016	2015	2014
	€m	€m	€m
Finance costs
Interest payable on borrowings	337	334	308
Net income on interest rate and currency swaps	(10)	(32)	(42)
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	14	12	(15)
- currency swaps and forward contracts	(3)	4	-
- fixed rate debt (i)	(20)	(22)	8
Net loss/(gain) on interest rate swaps not designated as hedges	7	7	(5)
Net finance cost on gross debt including related derivatives	325	303	254

Finance income
Interest receivable on loans to joint ventures and associates	(4)	(4)	(3)
Interest receivable on cash and cash equivalents and other	(4)	(4)	(5)
Finance income	(8)	(8)	(8)

Finance costs less income	317	295	246

Other financial expense
Premium paid on early debt redemption	-	38	-
Unwinding of discount element of provisions for liabilities (note 25)	30	19	16
Unwinding of discount applicable to deferred and contingent acquisition	24	20	12
consideration (note 18)
Pension-related finance cost (net) (note 27)	12	17	14
Total	66	94	42

Total net finance costs	383	389	288

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

CRH Annual Report and Form 20-F | 2016

9. Share of Equity Accounted Investments’ Profit

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Group share of:
Revenue	480	496	488	769	961	953	1,249	1,457	1,441

EBITDA (as defined)*	85	79	62	52	84	106	137	163	168
Depreciation and amortisation	(26)	(27)	(27)	(40)	(55)	(45)	(66)	(82)	(72)
Operating profit	59	52	35	12	29	61	71	81	96
Finance costs (net)	(4)	(6)	(6)	(15)	(17)	(21)	(19)	(23)	(27)
Profit/(loss) before tax	55	46	29	(3)	12	40	52	58	69
Income tax expense	(4)	(5)	(3)	(6)	(9)	(11)	(10)	(14)	(14)
Profit/(loss) after tax	51	41	26	(9)	3	29	42	44	55

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 15.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

10. Income Tax Expense

Recognised within the Consolidated Income Statement	2016	2015	2014
	€m	€m	€m
(a) Current tax
Republic of Ireland	5	-	-
Overseas	481	339	141
Total current tax expense	486	339	141

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	8	7	7
Share-based payment expense	(11)	(8)	-
Derivative financial instruments	1	1	6
Other items	(13)	(35)	23
Total deferred tax (income)/expense	(15)	(35)	36

Income tax reported in the Consolidated Income Statement	471	304	177

CRH Annual Report and Form 20-F | 2016

10. Income Tax Expense - continued

Recognised outside the Consolidated Income Statement	2016	2015	2014
	€m	€m	€m
(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	3	(30)	69
	3	(30)	69

(b) Within the Consolidated Statement of Changes in Equity:
Deferred tax - share-based payment expense	12	5	-
	12	5	-

Income tax recognised outside the Consolidated Income Statement	15	(25)	69

Reconciliation of applicable tax rate to effective tax rate

Profit before tax (€m)	1,741	1,033	761

Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	27.9%	32.8%	18.5%
- total income tax expense (current and deferred)	27.1%	29.4%	23.2%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	15.9	13.8	9.6
Other items (primarily comprising items not chargeable to tax/expenses not deductible for tax)	(1.3)	3.1	1.1
Total effective tax rate	27.1	29.4	23.2

Other disclosures

Effective tax rate

The 2016 effective tax rate is 27.1%. The 2015 Consolidated Income Statement included one-off charges related to the LH Assets transaction of €197 million which were substantially non-deductible for income tax purposes. The 2015 effective tax rate excluding the impact of these costs was 25.8%.

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

CRH Annual Report and Form 20-F | 2016

11. Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2016	2015	2014
	€m	€m	€m

Dividends to shareholders

Preference
5% Cumulative Preference Shares €3,175 (2015: €3,175; 2014: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2015: €77,521; 2014: €77,521)	-	-	-
Equity
Final - paid 44.00c per Ordinary Share (2015: 44.00c; 2014: 44.00c)	363	359	323
Interim - paid 18.80c per Ordinary Share (2015: 18.50c; 2014: 18.50c)	156	152	137
Total	519	511	460

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	519	511	460
Less: issue of scrip shares in lieu of cash dividends (note 29)	(167)	(132)	(107)
Dividends paid to equity holders of the Company	352	379	353
Dividends paid by subsidiaries to non-controlling interests	8	4	4
Total dividends paid	360	383	357

Dividends proposed (memorandum disclosure)
Equity
Final 2016 - proposed 46.20c per Ordinary Share (2015: 44.00c; 2014: 44.00c)	385	362	359

CRH Annual Report and Form 20-F | 2016

12. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2016	2015	2014
	€m	€m	€m

Numerator computations
Group profit for the financial year	1,270	729	584
Profit attributable to non-controlling interests	(27)	(5)	(2)
Profit attributable to equity holders of the Company	1,243	724	582
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	1,243	724	582

Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	827.8	812.3	737.6
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	6.1	3.6	0.7
Denominator for diluted earnings per Ordinary Share	833.9	815.9	738.3

Basic earnings per Ordinary Share	150.2c	89.1c	78.9c

Diluted earnings per Ordinary Share	149.1c	88.7c	78.8c

(i)	The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 29.

(ii)	Contingently issuable Ordinary Shares (totalling 3,095,404 at 31 December 2016, 8,630,786 at 31 December 2015 and 19,062,236 at 31 December 2014) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

CRH Annual Report and Form 20-F | 2016

13. Property, Plant and Equipment

			Assets in
	Land and	Plant and	course of
	buildings (i)	machinery	construction	Total
	€m	€m	€m	€m

At 31 December 2016
Cost/deemed cost	8,438	13,182	498	22,118
Accumulated depreciation (and impairment charges)	(2,281)	(7,147)	-	(9,428)
Net carrying amount	6,157	6,035	498	12,690

At 1 January 2016, net carrying amount	6,396	6,087	579	13,062
Translation adjustment	9	(62)	(4)	(57)
Reclassifications	41	340	(381)	-
Transfer from trade and other receivables (note 19)	8	-	-	8
Additions at cost	82	451	320	853
Arising on acquisition (note 30)	(17)	51	(15)	19
Disposals at net carrying amount	(129)	(56)	(1)	(186)
Depreciation charge for year	(233)	(776)	-	(1,009)
At 31 December 2016, net carrying amount	6,157	6,035	498	12,690

The equivalent disclosure for the prior year is as follows:

At 31 December 2015
Cost/deemed cost	8,471	12,583	582	21,636
Accumulated depreciation (and impairment charges)	(2,075)	(6,496)	(3)	(8,574)
Net carrying amount	6,396	6,087	579	13,062

At 1 January 2015, net carrying amount	4,176	3,026	220	7,422
Translation adjustment	292	115	6	413
Reclassifications	145	46	(191)	-
Additions at cost	96	514	272	882
Arising on acquisition (note 30)	1,999	3,138	276	5,413
Reclassified from held for sale	173	88	1	262
Disposals at net carrying amount	(283)	(161)	(2)	(446)
Depreciation charge for year	(175)	(665)	(3)	(843)
Impairment charge for year (ii)	(27)	(14)	-	(41)
At 31 December 2015, net carrying amount	6,396	6,087	579	13,062

At 1 January 2015
Cost/deemed cost	6,068	8,940	220	15,228
Accumulated depreciation (and impairment charges)	(1,892)	(5,914)	-	(7,806)
Net carrying amount	4,176	3,026	220	7,422

(i)    The carrying value of mineral-bearing land included in the land and buildings category above amounted to €2,708 million at the balance sheet date (2015: €2,855 million).

(ii)   The impairment charge of €41 million in 2015, principally relates to the write-down of property, plant and equipment in Europe Heavyside and Americas Products of €24 million and €15 million respectively.

Future purchase commitments for property, plant and equipment	2016	2015
	€m	€m
Contracted for but not provided in the financial statements	309	311
Authorised by the Directors but not contracted for	467	118

CRH Annual Report and Form 20-F | 2016

14. Intangible Assets

		Other intangible assets
		Marketing-	Customer-	Contract-
	Goodwill	related	related (i)	based	Total
	€m	€m	€m	€m	€m

At 31 December 2016
Cost/deemed cost	7,701	142	659	87	8,589
Accumulated amortisation (and impairment charges)	(305)	(53)	(430)	(40)	(828)
Net carrying amount	7,396	89	229	47	7,761

At 1 January 2016, net carrying amount	7,406	91	264	59	7,820
Translation adjustment	(2)	2	6	1	7
Arising on acquisition (note 30)	71	3	11	-	85
Disposals	(56)	-	(1)	-	(57)
Amortisation charge for year	-	(7)	(51)	(13)	(71)
Impairment charge for year	(23)	-	-	-	(23)
At 31 December 2016, net carrying amount	7,396	89	229	47	7,761

The equivalent disclosure for the prior year is as follows:

At 31 December 2015
Cost/deemed cost	7,699	137	639	85	8,560
Accumulated amortisation (and impairment charges)	(293)	(46)	(375)	(26)	(740)
Net carrying amount	7,406	91	264	59	7,820

At 1 January 2015, net carrying amount	4,018	12	126	17	4,173
Translation adjustment	247	3	11	2	263
Arising on acquisition (note 30)	3,187	84	167	47	3,485
Reclassifications	-	(2)	1	1	-
Reclassified from held for sale	16	-	1	-	17
Disposals	(61)	-	-	(1)	(62)
Amortisation charge for year	-	(6)	(42)	(7)	(55)
Impairment charge for year	(1)	-	-	-	(1)
At 31 December 2015, net carrying amount	7,406	91	264	59	7,820

At 1 January 2015
Cost/deemed cost	4,362	52	448	37	4,899
Accumulated amortisation (and impairment charges)	(344)	(40)	(322)	(20)	(726)
Net carrying amount	4,018	12	126	17	4,173

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

CRH Annual Report and Form 20-F | 2016

14. Intangible Assets - continued

Annual goodwill testing

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The CGUs represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 25 (2015: 21) CGUs have been identified and these are analysed between the seven business segments below. The increase in the number of CGUs in 2016 relates to the integration of the LH Assets and CRL business acquired in 2015, a reorganisation within the Americas Materials segment and the reintegration of the majority of the remaining portfolio review entities into the standard goodwill impairment testing process. All businesses within the various CGUs exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Cash-generating units		Goodwill (€m)
	2016	2015	2016	2015

Europe Heavyside (i)	14	8	1,708	648
Europe Lightside (i)	1	1	336	347
Europe Distribution	1	1	665	662
Europe	16	10	2,709	1,657

Americas Materials	6	8	2,077	1,484
Americas Products	1	2	1,671	758
Americas Distribution	1	1	411	398
Americas	8	11	4,159	2,640

Asia	1	-	528	-

Unallocated Goodwill
LH Assets	-	-	-	2,252
CRL	-	-	-	857
Total Group	25	21	7,396	7,406

(i)	As the Group moves into a phase of continuous portfolio evaluation any residual businesses remaining from the original 2013 portfolio review have been reintegrated into the standard impairment testing process for 2016, with only those expected to be divested in the immediate term assessed separately from a valuation perspective. Included in the goodwill numbers of Europe Heavyside and Europe Lightside at 31 December 2016 are amounts of €nil million (2015: €52 million and €8 million respectively) relating to such businesses identified for divestment.

CRH Annual Report and Form 20-F | 2016

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 25 CGUs is determined based on a value-in-use computation, using Level 3 inputs in accordance with the fair value hierarchy (as described in the Fair Value Hierarchy section of the accounting policies on page 134). The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 30-year annuity has been used. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.1% to 12.0% (2015: 7.0% to 11.7%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

The 2016 annual goodwill impairment testing process has resulted in an impairment of €23 million being recorded in respect of one CGU in the Europe Heavyside segment (2015: €nil million). The CGU, which has formed part of our sensitivity disclosures for the last number of years, has experienced a difficult trading environment in 2016, resulting in a slower recovery now being forecast for the CGU than previously identified. These updated assumptions underlying the value-in-use model projections result in a present value (using a real pre-tax discount rate of 8.0%) of €142 million and a related goodwill impairment being recorded of €23 million. Given the immateriality of the impairment recorded in the context of the Group’s results, no further disclosures relating to the sensitivity of the value-in-use computations for the CGU are considered to be warranted.

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

Significant under-performance in any of CRH’s major CGUs may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity, however given the excess headroom on the models the likelihood of this happening is not considered a realistic possibility.

Significant goodwill amounts

The goodwill allocated to the UK (Europe Heavyside segment) and the Oldcastle Building Products (Americas Products segment) CGUs account for between 10% and 25% of the total carrying amount shown on page 154. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the two CGUs with significant goodwill are as follows:

	United	Oldcastle
	Kingdom	Building Products
	2016	2016	2015

Goodwill allocated to the cash-generating unit at balance sheet date	€748m	€1,670m	€756m
Discount rate applied to the cash flow projections (real pre-tax)	7.8%	11.7%	11.7%
Average EBITDA (as defined)* margin over the initial 5-year period	13.7%	14.4%	12.0%
Value-in-use (present value of future cash flows)	€3,549m	€4,695m	€2,726m
Excess of value-in-use over carrying amount	€1,338m	€1,388m	€566m

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

The UK and Oldcastle Building Products are not included in the CGUs referred to in the Sensitivity Analysis section below. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believes that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to the sensitivity of the value-in-use computations for the UK or Oldcastle Building Products CGUs are considered to be warranted.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

14. Intangible Assets - continued

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of one CGU (in the Europe Heavyside segment) of the total 25 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for this CGU are in line with those outlined above (a 30-year annuity period has been used). This CGU had goodwill of €186 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the CGU selected for sensitivity analysis disclosures:

One cash-generating unit

Reduction in EBITDA (as defined)* margin	0.7 percentage points
Reduction in profit before tax	8.4%
Reduction in net cash flow	7.2%
Increase in pre-tax discount rate	0.7 percentage points

The average EBITDA (as defined)* margin for the CGU over the initial five-year period was 13.9%. The value-in-use (being the present value of the future net cash flows) was €371 million and the carrying amount was €344 million, resulting in an excess of value-in-use over carrying amount of €27 million.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

15. Financial Assets

	Investments accounted for
	using the equity method
	(i.e. joint ventures and associates)

	Share of net
	assets	Loans	Total	Other (i)
	€m	€m	€m	€m

At 1 January 2016	1,161	156	1,317	28
Translation adjustment	(14)	3	(11)	-
Investments and advances	1	6	7	-
Reduction in joint venture loans	-	(5)	(5)	-
Disposals and repayments	2	(13)	(11)	(2)
Share of profit after tax	42	-	42	-
Dividends received	(40)	-	(40)	-

At 31 December 2016	1,152	147	1,299	26

The equivalent disclosure for the prior year is as follows:

At 1 January 2015	1,193	136	1,329	23
Translation adjustment	103	14	117	1
Investments and advances	7	11	18	1
Joint ventures becoming subsidiaries (note 30)	(25)	-	(25)	-
Reclassified from held for sale	34	-	34	-
Disposals and repayments	(159)	(6)	(165)	-
Return of share capital	(6)	-	(6)	-
Arising on acquisition (note 30)	23	1	24	5
Impairment charge for year	-	-	-	(2)
Share of profit after tax	44	-	44	-
Dividends received	(53)	-	(53)	-

At 31 December 2015	1,161	156	1,317	28

(i)	Other financial assets primarily comprise trade investments carried at historical cost.

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m

Non-current assets	727	696	845	880	1,572	1,576
Current assets	171	173	413	444	584	617
Non-current liabilities	(285)	(194)	(182)	(140)	(467)	(334)
Current liabilities	(102)	(187)	(435)	(511)	(537)	(698)

Net assets	511	488	641	673	1,152	1,161

A listing of the principal equity accounted investments is contained on page 255.

The Group holds a 21.13% stake (2015: 21.13%) in Samse S.A., a publicly-listed distributor in France which is accounted for as an associate investment above. The fair value of this investment at the balance sheet date, calculated based on the number of shares held multiplied by the closing share price at 31 December 2016 (Level 1 input in the fair value hierarchy), was €107 million (2015: €82 million).

CRH Annual Report and Form 20-F | 2016

16. Inventories

	2016	2015
	€m	€m

Raw materials	821	836
Work-in-progress (i)	94	106
Finished goods	2,024	1,931

Total inventories at the lower of cost and net realisable value	2,939	2,873

(i)	Work-in-progress includes €2 million (2015: €9 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 2 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €17 million (2015: €12 million; 2014: €29 million).

17. Trade and Other Receivables

	2016	2015
	€m	€m

Current
Trade receivables	2,773	2,752
Amounts receivable in respect of construction contracts (i)	792	720

Total trade receivables, gross	3,565	3,472
Provision for impairment	(152)	(161)

Total trade receivables, net	3,413	3,311
Amounts receivable from equity accounted investments	9	11
Prepayments and other receivables	557	655

Total	3,979	3,977

Non-current
Other receivables	212	149

The carrying amounts of current and non-current trade and other receivables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(i)	Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to €149 million and €167 million respectively (2015: €155 million and €145 million respectively).

CRH Annual Report and Form 20-F | 2016

17. Trade and Other Receivables - continued

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2016	2015	2014
	€m	€m	€m

At 1 January	161	106	118
Translation adjustment	(1)	5	4
Provided during year	43	40	28
Reclassified from/(as) held for sale	-	2	(2)
Disposed of during year	(1)	(4)	-
Written off during year	(43)	(36)	(36)
Arising on acquisition (note 30)	2	55	-
Recovered during year	(9)	(7)	(6)

At 31 December	152	161	106

Information in relation to the Group’s credit risk management is provided in note 21 to the financial statements.

Aged analysis

The aged analysis of trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2016	2015
	€m	€m

Neither past due nor impaired	2,414	2,385
Past due but not impaired:
- less than 60 days	774	608
- 60 days or greater but less than 120 days	120	211
- 120 days or greater	105	107
Past due and impaired (partial or full provision)	152	161

Total	3,565	3,472

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

CRH Annual Report and Form 20-F | 2016

18. Trade and Other Payables

	2016	2015
	€m	€m

Current
Trade payables	2,531	2,521
Construction contract-related payables (i)	296	240
Deferred and contingent acquisition consideration (ii)	61	46
Accruals and other payables	1,875	1,911
Amounts payable to equity accounted investments	52	43

Total	4,815	4,761

Non-current
Other payables	221	168
Deferred and contingent acquisition consideration (ii)	240	242

Total	461	410

(i)	Construction contract-related payables include billings in excess of revenue, together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(ii)	The fair value of total contingent consideration is €136 million (2015: €111 million), (Level 3 input in the fair value hierarchy) and deferred consideration is €165 million (2015: €177 million). On an undiscounted basis, the corresponding basis for which the Group may be liable for contingent consideration ranges from €nil million to a maximum of €144 million. The movement in deferred and contingent consideration during the financial year was as follows:

	2016	2015
	€m	€m

At 1 January	288	207
Translation adjustment	9	21
Arising on acquisitions and investments during year (note 30)	22	97
Changes in estimate	15	2
Paid during year	(57)	(59)
Discount unwinding	24	20

At 31 December	301	288

CRH Annual Report and Form 20-F | 2016

19.	Movement in Working Capital and Provisions for Liabilities

		Trade and other	Trade and other	Provisions
	Inventories	receivables	payables	for liabilities	Total
	€m	€m	€m	€m	€m

At 1 January 2016	2,873	4,126	(5,171)	(1,035)	793
Translation adjustment	20	(12)	26	26	60
Arising on acquisition (note 30)	9	28	(14)	18	41
Disposals	(18)	(15)	8	1	(24)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(22)	-	(22)
- paid during year	-	-	57	-	57
Deferred proceeds arising on disposals during year	-	7	-	-	7
Interest accruals and discount unwinding	-	-	(24)	(30)	(54)
Transfer to property, plant and equipment	-	(8)	-	-	(8)
Increase/(decrease) in working capital and provisions for liabilities	55	65	(136)	(40)	(56)

At 31 December 2016	2,939	4,191	(5,276)	(1,060)	794

The equivalent disclosure for the prior years is as follows:

At 1 January 2015	2,260	2,729	(3,151)	(396)	1,442
Translation adjustment	130	147	(151)	(5)	121
Arising on acquisition (note 30)	621	1,533	(1,549)	(581)	24
Reclassified from held for sale	102	79	(98)	(7)	76
Disposals	(211)	(178)	137	6	(246)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(97)	-	(97)
- paid during year	-	-	59	-	59
Deferred proceeds arising on disposals during year	-	38	-	-	38
Interest accruals and discount unwinding	-	-	(20)	(19)	(39)
Decrease in working capital and provisions for liabilities	(29)	(222)	(301)	(33)	(585)

At 31 December 2015	2,873	4,126	(5,171)	(1,035)	793

At 1 January 2014	2,254	2,609	(3,043)	(380)	1,440
Translation adjustment	128	165	(173)	(27)	93
Arising on acquisition (note 30)	23	20	(17)	(1)	25
Reclassified as held for sale	(102)	(79)	98	7	(76)
Disposals	(9)	(4)	2	-	(11)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(3)	-	(3)
- paid during year	-	-	26	-	26
Interest accruals and discount unwinding	-	-	(1)	(16)	(17)
(Decrease)/increase in working capital and provisions for liabilities	(34)	18	(40)	21	(35)

At 31 December 2014	2,260	2,729	(3,151)	(396)	1,442

CRH Annual Report and Form 20-F | 2016

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

	As at 31 December 2016		As at 31 December 2015

	Fair value (i)	Book value	Fair value (i)	Book value
	€m	€m	€m	€m

Cash and cash equivalents (note 22)	2,449	2,449	2,518	2,518
Interest-bearing loans and borrowings (note 23)	(8,236)	(7,790)	(9,526)	(9,221)
Derivative financial instruments (net) (note 24)	44	44	85	85

Group net debt	(5,743)	(5,297)	(6,923)	(6,618)

(i)	All interest-bearing loans and borrowings are Level 2 fair value measurements.

Reconciliation of opening to closing net debt	2016	2015	2014
	€m	€m	€m

At 1 January	(6,618)	(2,492)	(2,973)
Debt in acquired companies	(3)	(175)	(7)
Debt in disposed companies	-	20	-
Increase in interest-bearing loans, borrowings and finance leases	(600)	(5,633)	(901)
Net cash flow arising from derivative financial instruments	5	(47)	11
Repayment of interest-bearing loans, borrowings and finance leases	2,015	2,744	934
(Decrease)/increase in cash and cash equivalents	(127)	(897)	625
Mark-to-market adjustment	21	(1)	(3)
Translation adjustment	10	(137)	(178)

At 31 December	(5,297)	(6,618)	(2,492)

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2016			As at 31 December 2015

			Weighted			Weighted
			average			average
		Interest	fixed period		Interest	fixed period
	€m	rate	Years	€m	rate	Years

Interest-bearing loans and borrowings nominal - fixed rate (i)	(7,417)			(7,431)
Derivative financial instruments - fixed rate	1,640			2,270

Net fixed rate debt including derivatives	(5,777)	3.5%	8.7	(5,161)	4.0%	9.4
Interest-bearing loans and borrowings nominal - floating rate (ii)	(270)			(1,668)
Adjustment of debt from nominal to book value (i)	(103)			(122)
Derivative financial instruments - currency floating rate	(1,596)			(2,185)

Gross debt including derivative financial instruments	(7,746)	4.1%		(9,136)	3.3%
Cash and cash equivalents - floating rate	2,449			2,518

Group net debt	(5,297)			(6,618)

(i)	Of the Group’s nominal fixed rate debt at 31 December 2016, €1,640 million (2015: €2,270 million) is hedged to floating rate using interest rate swaps.
(ii)	Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

CRH Annual Report and Form 20-F | 2016

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2016 and 31 December 2015 is as follows:

		US	Pound	Canadian	Philippine	Polish	Swiss
	euro	Dollar	Sterling	Dollar	Peso	Zloty	Franc	Other (i)	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m

Cash and cash equivalents (note 22)	690	1,284	72	145	16	21	89	132	2,449
Interest-bearing loans and borrowings (note 23)	(3,840)	(2,957)	(464)	(1)	(197)	(1)	(306)	(24)	(7,790)
Derivative financial instruments (net) (note 24)	2,397	(1,246)	(208)	(612)	-	(80)	(209)	2	44

Net debt by major currency including derivative financial instruments	(753)	(2,919)	(600)	(468)	(181)	(60)	(426)	110	(5,297)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,476	9,311	2,485	1,541	1,459	288	797	1,790	22,147
Current assets	1,809	3,064	749	471	97	149	325	258	6,922
Non-current liabilities	(641)	(1,885)	(276)	(247)	(238)	(4)	(350)	(97)	(3,738)
Current liabilities	(1,610)	(2,059)	(892)	(320)	(125)	(118)	(199)	(268)	(5,591)
Non-controlling interests	(46)	(16)	-	-	(472)	(1)	(12)	(1)	(548)

Capital and reserves attributable to the Company’s equity holders	3,235	5,496	1,466	977	540	254	135	1,792	13,895

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents (note 22)	1,062	791	99	131	10	120	182	123	2,518
Interest-bearing loans and borrowings (note 23)	(4,533)	(3,503)	(540)	(29)	(226)	(64)	(304)	(22)	(9,221)
Derivative financial instruments (net) (note 24)	2,449	(918)	(413)	(536)	-	(50)	(232)	(215)	85

Net debt by major currency including derivative financial instruments	(1,022)	(3,630)	(854)	(434)	(216)	6	(354)	(114)	(6,618)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,487	9,111	2,845	1,403	1,459	365	821	2,034	22,525
Current assets	1,855	2,934	818	393	121	158	331	245	6,855
Non-current liabilities	(643)	(1,837)	(254)	(228)	(193)	(8)	(377)	(84)	(3,624)
Current liabilities	(1,547)	(1,956)	(1,091)	(272)	(150)	(121)	(200)	(257)	(5,594)
Non-controlling interests	(39)	(12)	-	-	(467)	2	(13)	-	(529)

Capital and reserves attributable to the Company’s equity holders	3,091	4,610	1,464	862	554	402	208	1,824	13,015

(i)	The principal currencies included in this category are the Chinese Renminbi, the Romanian Leu, the Indian Rupee, the Ukrainian Hryvnia and the Serbian Dinar.

CRH Annual Report and Form 20-F | 2016

20. Analysis of Net Debt - continued

Liquidity and capital resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position:

	2016	2015	2014
	€m	€m	€m

Net cash inflow from operating activities	2,340	2,247	1,237
Net cash outflow from investing activities	(735)	(7,306)	(232)
Net cash (outflow)/inflow from financing activities	(1,732)	4,162	(380)

(Decrease)/increase in cash and cash equivalents	(127)	(897)	625
Cash and cash equivalents at beginning of year, excluding overdrafts (note 22)	2,518	3,295	2,540
Effect of exchange rate changes	58	120	130

Cash and cash equivalents at end of year, excluding overdrafts (note 22)	2,449	2,518	3,295
Bank overdrafts	(78)	(117)	(70)
Borrowings	(7,712)	(9,104)	(5,796)
Derivative financial instruments	44	85	79

Net debt at end of year	(5,297)	(6,618)	(2,492)

The Group’s financing strategy includes maintenance of adequate financial resources and liquidity. During 2016 the Group’s total net cash inflow from operating activities of €2.3 billion funded investing activities of €0.7 billion and a reduction of €1.7 billion in net financing.

The Group believes that its financial resources (operating cash together with cash and cash equivalents of €2.4 billion and undrawn committed loan facilities of €3.0 billion) will be sufficient to cover the Group’s cash requirements.

At 31 December 2016, euro and US Dollar denominated cash and cash equivalents represented 28% (2015: 42%) and 52% (2015: 31%) of total cash and cash equivalents respectively.

Significant borrowings

The main sources of Group debt funding are public bond markets in Europe and North America. The following bonds were outstanding as at 31 December 2016:

	Annual	Outstanding	Final
	coupons	millions	maturity

US Dollar bonds	8.125%	$650	2018
euro bonds	5.000%	€500	2019
euro bonds	2.750%	€750	2020
US Dollar bonds	5.750%	$400	2021
euro bonds	1.750%	€600	2021
Swiss Franc bonds	1.375%	CHF330	2022
euro bonds	3.125%	€750	2023
euro bonds	1.875%	€600	2024
US Dollar bonds	3.875%	$1,250	2025
euro bonds	1.375%	€600	2028
Pound Sterling bonds	4.125%	£400	2029
US Dollar bonds	6.400%	$213 (i)	2033
US Dollar bonds	5.125%	$500	2045

(i)	Originally issued as a US$300 million bond in September 2003. Subsequently in August 2009 and December 2010, US$87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken.

CRH Annual Report and Form 20-F | 2016

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policies or processes for managing capital during 2016.

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

The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2016 amounted to 2.31 times (2015: 1.43 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2016	2015
	€m	€m

Capital and reserves attributable to the Company’s equity holders	13,895	13,015
Net debt	5,297	6,618

Capital and net debt	19,192	19,633

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

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Group Treasurer reports to the General Manager of Finance and the activities of the corporate treasury function are subject to regular internal audit. Systems and processes are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board.

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

CRH Annual Report and Form 20-F | 2016

21.	Capital and Financial Risk Management - continued

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

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%

Impact on profit before tax	2016	+/- €6m	+/- €3m
	2015	-/+ €14m	-/+ €7m
	2014	+/- €21m	+/- €10m

Impact on total equity	2016	-/+ €1m	-/+ €0.5m
	2015	-/+ €7m	-/+ €4m
	2014	-/+ €5m	-/+ €2m

Foreign currency risk

Due to the nature of building materials, which in general have a low value-to-weight ratio, the Group’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise.

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

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant euro/US Dollar exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in the US. The impact on profit before tax is based on changing the euro/US Dollar exchange rate used in calculating profit before tax for the period. The impact on total equity and financial instruments is calculated by changing the euro/US Dollar exchange rate used in measuring the closing balance sheet.

Percentage change in relevant euro/US Dollar exchange rate		+/- 5%	+/-2.5%

Impact on profit before tax	2016	-/+ €60m	-/+ €30m
	2015	-/+ €33m	-/+ €17m
	2014	- /+ €26m	-/+ €13m

Impact on total equity*	2016	-/+ €275m	-/+ €137m
	2015	-/+ €230m	-/+ €115m
	2014	-/+ €263m	-/+ €135m

* Includes the impact on financial instruments which is as follows:	2016	+/- €146m	+/- €73m
	2015	+/- €181m	+/- €90m
	2014	+/- €53m	+/- €27m

Financial instruments include deposits, money market funds, bank loans, medium-term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

CRH Annual Report and Form 20-F | 2016

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as cash equivalents (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - counterparties have ratings of A3/A- or higher from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to 4.3% of gross trade receivables (2015: 4.6%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits are established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 17 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as “neither past due nor impaired” representing 68% of the total trade receivables balance at the balance sheet date (2015: 69%); amounts receivable from related parties (notes 17 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. The Group’s corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents only with a diverse group of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group’s debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

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

Commodity price risk

The fair value of derivatives used to hedge future energy costs was €2 million unfavourable as at the balance sheet date (2015: €17 million unfavourable).

CRH Annual Report and Form 20-F | 2016

21.	Capital and Financial Risk Management - continued

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

		Between	Between	Between	Between
	Within	1 and 2	2 and 3	3 and 4	4 and 5	After
	1 year	years	years	years	years	5 years	Total
	€m	€m	€m	€m	€m	€m	€m

At 31 December 2016
Financial liabilities - cash outflows
Trade and other payables	4,815	311	46	72	14	41	5,299
Finance leases	2	2	2	2	1	5	14
Other interest-bearing loans and borrowings	280	620	501	751	980	4,589	7,721
Interest payments on finance leases	1	1	1	1	-	2	6
Interest payments on other interest-bearing loans and borrowings (i)	279	278	228	198	166	1,154	2,303
Cross-currency swaps - gross cash outflows	2,904	-	-	-	-	-	2,904

Gross projected cash outflows	8,281	1,212	778	1,024	1,161	5,791	18,247

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows (ii)	(30)	(30)	(17)	(16)	(16)	(45)	(154)
Cross-currency swaps - gross cash inflows	(2,894)	-	-	-	-	-	(2,894)

Gross projected cash inflows	(2,924)	(30)	(17)	(16)	(16)	(45)	(3,048)

The equivalent disclosure for the prior year is as follows:

At 31 December 2015
Financial liabilities - cash outflows
Trade and other payables	4,761	231	80	37	48	65	5,222
Finance leases	2	2	2	2	2	5	15
Other interest-bearing loans and borrowings	760	800	1,361	500	750	4,971	9,142
Interest payments on other interest-bearing loans and borrowings (i)	315	277	270	196	190	1,271	2,519
Cross-currency swaps - gross cash outflows	2,716	146	-	-	-	-	2,862

Gross projected cash outflows	8,554	1,456	1,713	735	990	6,312	19,760

Derivative financial instruments - cash inflows
Interest rate swaps - net cash inflows (ii)	(53)	(35)	(35)	(21)	(21)	(87)	(252)
Cross-currency swaps - gross cash inflows	(2,707)	(162)	-	-	-	-	(2,869)

Gross projected cash inflows	(2,760)	(197)	(35)	(21)	(21)	(87)	(3,121)

(i)	At 31 December 2016 and 31 December 2015, a portion of the Group’s long-term debt carried variable interest rates. The Group uses the interest rates in effect on 31 December to calculate the interest payments on the long-term debt for the periods indicated.

(ii)	The Group uses interest rate swaps to help manage its interest cost. Under these contracts the Group has agreed to exchange at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. The Group uses the interest rates in effect on 31 December to calculate the net interest receipts or payments on these contracts.

CRH Annual Report and Form 20-F | 2016

22. Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 21.

Cash and cash equivalents are included in the Consolidated Balance Sheet and Consolidated Statement of Cash Flows at fair value and are analysed as follows:

	2016 €m	2015 €m

Cash at bank and in hand	1,141	938
Investments (short-term deposits)	1,308	1,580

Total	2,449	2,518

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

23. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding

	2016 €m	2015 €m

Bank overdrafts	78	117
Bank loans	200	1,564
Finance leases	14	15
Bonds and private placements	7,497	7,508
Other	1	17

Interest-bearing loans and borrowings	7,790	9,221

Interest-bearing loans and borrowings include loans of €3 million (2015: €1 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2016		As at 31 December 2015
	Loans and borrowings €m	Undrawn committed facilities €m	Loans and borrowings €m	Undrawn committed facilities €m
Within one year	275	197	756	31
Between one and two years	629	-	794	220
Between two and three years	500	-	1,382	-
Between three and four years	748	91	501	-
Between four and five years	978	2,746	747	2,837
After five years	4,660	-	5,041	-
Total	7,790	3,034	9,221	3,088

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table above represent the facilities available to be drawn by the Group at 31 December 2016.

CRH Annual Report and Form 20-F | 2016

23. Interest-bearing Loans and Borrowings - continued

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €7.6 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2015: €8.9 billion), €0.3 billion in respect of letters of credit (2015: €0.3 billion) and €nil million in respect of other obligations (2015: €10 million).

Pursuant to the provisions of Section 357(1)(b) of the Companies Act 2014, the Company has guaranteed all amounts shown as liabilities in the statutory financial statements of its wholly-owned subsidiary undertakings in the Republic of Ireland for the financial year ended 31 December 2016 and as a result, such subsidiary undertakings have been exempted from the filing provisions of Sections 347 and 348 of the Companies Act 2014 and Regulation 20 of the European Communities (Accounts) Regulations, 1993 respectively.

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

The financial covenants are:

(1)	Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2015: 4.5 times; 2014: 4.5 times). As at 31 December 2016 the ratio was 10.1 times (2015: 8.5 times; 2014: 7.0 times);

(2)	Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €6.2 billion (2015: €5.6 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2016 net worth (as defined in the relevant agreement) was €16.4 billion (2015: €15.6 billion).

CRH Annual Report and Form 20-F | 2016

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m
At 31 December 2016
Derivative assets
Within one year - current assets	-	2	21	-	23

Between one and two years	13	1	-	-	14
Between two and three years	-	-	-	6	6
After five years	33	-	-	-	33
Non-current assets	46	1	-	6	53

Total derivative assets	46	3	21	6	76

Derivative liabilities
Within one year - current liabilities	-	(1)	(31)	-	(32)

Total derivative liabilities	-	(1)	(31)	-	(32)

Net asset/(liability) arising on derivative financial instruments	46	2	(10)	6	44

The equivalent disclosure for the prior year is as follows:

At 31 December 2015
Derivative assets
Within one year - current assets	4	-	15	5	24

Between one and two years	21	-	-	-	21
Between two and three years	22	-	-	-	22
Between three and four years	-	-	-	8	8
After five years	34	-	-	-	34
Non-current assets	77	-	-	8	85

Total derivative assets	81	-	15	13	109

Derivative liabilities
Within one year - current liabilities	-	(7)	(7)	(5)	(19)

Between one and two years - non-current liabilities	-	(4)	-	(1)	(5)

Total derivative liabilities	-	(11)	(7)	(6)	(24)

Net asset/(liability) arising on derivative financial instruments	81	(11)	8	7	85

CRH Annual Report and Form 20-F | 2016

24. Derivative Financial Instruments - continued

At 31 December 2016 and 2015, the Group had no master netting or similar arrangements, collateral posting requirements, or enforceable right of set-off agreements with any of its derivative counterparts.

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

The (loss)/profit arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2016 €m	2015 €m	2014 €m
Fair value of hedge instruments	(11)	(16)	15

Fair value of the hedged items	13	13	(16)

Components of other comprehensive income - cash flow hedges

Gains/(losses) arising during the year:
- commodity forward contracts	14	(2)	(6)

Fair value hierarchy	2016 Level 2 €m	2015 Level 2 €m
Assets measured at fair value

Fair value hedges - cross-currency and interest rate swaps	46	81

Net investment hedges - cross-currency swaps	21	15

Not designated as hedges (held for trading) - interest rate swaps	6	13

Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	3	-

Total	76	109

Liabilities measured at fair value

Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	(1)	(11)

Net investment hedges - cross-currency swaps	(31)	(7)

Not designated as hedges (held for trading) - interest rate swaps	-	(6)

Total	(32)	(24)

At 31 December 2016 and 2015 there were no derivatives valued using Level 1 or Level 3 fair value techniques. Valuation methods for Levels 1, 2 and 3 are described in the Fair Value Hierarchy section of the accounting policies on page 134.

CRH Annual Report and Form 20-F | 2016

25. Provisions for Liabilities

	At 1 January €m	Translation adjustment €m	Arising on acquisition (note 30) €m	Provided during year €m	Utilised during year €m	Reclassified from held for sale €m	Disposed during year €m	Reversed unused €m	Discount unwinding €m	At 31 December €m
31 December 2016
Insurance (i)	244	5	-	105	(76)	-	-	(11)	19	286
Environment and remediation (ii)	450	(21)	(16)	38	(17)	-	(1)	(9)	6	430
Rationalisation and redundancy (iii)	26	-	1	23	(25)	-	-	(2)	-	23
Other (iv)	315	(10)	(3)	77	(29)	-	-	(34)	5	321
Total	1,035	(26)	(18)	243	(147)	-	(1)	(56)	30	1,060

Analysed as:
Non-current liabilities	603									678
Current liabilities	432									382
Total	1,035									1,060

The equivalent disclosure for the prior year is as follows:

31 December 2015
Insurance (i) Environment and remediation (ii) Rationalisation and redundancy (iii)	208	18	8	61	(49)	-	-	(12)	10	244
	96	(5)	348	20	(10)	4	(5)	(4)	6	450
	24	1	2	23	(23)	-	-	(2)	1	26
Other (iv)	68	(9)	223	62	(21)	3	(1)	(12)	2	315
Total	396	5	581	166	(103)	7	(6)	(30)	19	1,035

Analysed as:
Non-current liabilities	257									603
Current liabilities	139									432
Total	396									1,035

Notes (i) to (iv) are set out overleaf.

CRH Annual Report and Form 20-F | 2016

25. Provisions for Liabilities - continued

(i)	This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the US), public and products liability (general liability in the US), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of six years (2015: six years).

(ii)	This provision comprises obligations governing site remediation, restoration and environmental works to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), those legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii)	These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2016, €23 million (2015: €23 million; 2014: €30 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2015: one to two years).

(iv)	Other provisions primarily relate to legal claims (only one of which is individually material to the Group, see below for further details), onerous contracts, guarantees and warranties and employee related provisions. The Group expects these provisions will be utilised within two to five years of the balance sheet date (2015: two to five years); however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

Swiss Competition Commission investigation

In 2015, the Swiss Competition Commission imposed fines on the Association of Swiss Wholesalers of the Sanitary Industry and on major Swiss wholesalers including certain Swiss CRH subsidiaries; the fine attributable to these subsidiaries was CHF34 million. While the Group remains of the view that the fine is unjustified and it has appealed to the Swiss Federal Appeals Court, a provision of €32 million (2015: €32 million) is recorded in the Group’s Consolidated Balance Sheet.

CRH Annual Report and Form 20-F | 2016

26. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2016 €m	2015 €m
Reported in balance sheet after offset

Deferred tax liabilities	2,008	2,023

Deferred tax assets	(159)	(149)

Net deferred income tax liability	1,849	1,874

Deferred income tax assets (deductible temporary differences)

Deficits on Group retirement benefit obligations (note 27)	119	126

Revaluation of derivative financial instruments to fair value	12	13

Tax loss carryforwards	150	158

Share-based payment expense	38	15

Provisions for liabilities and working capital-related items	350	326

Other deductible temporary differences	83	46

Total	752	684

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €1.4 billion (2015: €1.4 billion). The vast majority either do not expire based on current tax legislation or they expire post 2021 (2015: 2020).

Deferred income tax liabilities (taxable temporary differences)

Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	2,569	2,521

Revaluation of derivative financial instruments to fair value	18	18

Rolled-over capital gains	14	19

Total	2,601	2,558

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

Movement in net deferred income tax liability

At 1 January	1,874	1,134

Translation adjustment	41	126

Net income for the year (note 10)	(15)	(35)

Arising on acquisition (note 30)	(35)	627

Reclassified from held for sale	-	19

Disposal (note 4)	(1)	(22)

Movement in deferred tax asset on Group retirement benefit obligations	(3)	30

Movement in deferred tax asset on share-based payment expense	(12)	(5)

At 31 December	1,849	1,874

CRH Annual Report and Form 20-F | 2016

27. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group.

The Group operates defined benefit pension schemes in Belgium, Brazil, Canada, France, Germany, the Netherlands, the Philippines, the Republic of Ireland, Romania, Serbia, Slovakia, Switzerland, the UK and the US. The majority of the defined benefit pension schemes operated by the Group are funded, totalling a net liability of €444 million (2015: €449 million). Unfunded schemes (primarily related to jubilee, post-retirement health care obligations and long-term service commitments) are restricted to a number of schemes in Canada, Germany, the Netherlands, the Philippines, Switzerland and the US, totalling a net liability of €147 million (2015: €139 million).

All funded defined benefit schemes are administered by separate funds that are legally separate from the Group under the jurisdiction of Trustees. Each of the Group’s schemes operates under broadly similar regulatory frameworks. The Trustees of the various pension funds in existence across the Group are required by law and by their Articles of Association to act in the best interests of the scheme participants and are responsible for the definition of investment strategy and for scheme administration. The level of benefits available to most members depends on length of service and either their average salary over their period of employment or their salary in the final years leading up to retirement. The Group’s pension schemes in Switzerland are contribution-based schemes with guarantees to provide further contributions in the event that certain targets are not met largely in relation to investment return and the annuity conversion factor on retirement.

Defined benefit pension schemes - principal risks

Through its defined benefit pension schemes and post-retirement healthcare plans, the Group is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility: Under IAS 19 Employee Benefits, the assets of the Group’s defined benefit pension schemes are reported at fair value (using bid prices, where relevant). The majority of the schemes’ assets comprise equities, bonds and property all of which may fluctuate significantly in value from period to period. Given that liabilities are discounted to present value based on bond yields and that bond prices are inversely related to yields, an increase in the liability discount rate (which would reduce liabilities) would reduce bond values though not necessarily by an equal magnitude.

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

Inflation risk: A significant amount of the Group’s pension obligations are linked to inflation; higher inflation will lead to higher liabilities (although in most cases, caps on the level of inflationary increases are in place to protect the scheme against extreme inflation).

Longevity risk: In the majority of cases, the Group’s defined benefit pension schemes provide benefits for life with spousal and dependent child reversionary provisions; increases in life expectancy will therefore give rise to higher liabilities.

Aggregation

For the purposes of the disclosures which follow for 2016 and 2015; the schemes in Belgium, France, Germany, the Netherlands, the Republic of Ireland and Slovakia have been aggregated into a “Eurozone” category on the basis of common currency and financial assumptions; schemes in Brazil, the Philippines, Romania, Serbia and the UK have been aggregated into an “Other” category. For 2014, Eurozone principally relates to the Republic of Ireland and Other relates to the UK.

CRH Annual Report and Form 20-F | 2016

Financial assumptions - scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31 December 2016, 31 December 2015 and 31 December 2014 are as follows:

							United States
	Eurozone			Switzerland			and Canada
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	%	%	%	%	%	%	%	%	%
Rate of increase in:
- salaries	3.41	3.64	3.75	1.25	1.75	2.25	3.28	3.29	3.50
- pensions in payment	1.50	1.75	1.75	-	-	-	-	-	-
Inflation	1.50	1.75	1.75	0.75	0.75	1.25	2.00	2.00	2.00
Discount rate	1.86	2.61	2.00	0.65	0.85	1.15	4.01	4.22	3.80
Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	5.98	6.21	16.70

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

							United States
	Republic of Ireland			Switzerland			and Canada
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Current retirees
- male	22.5	22.8	22.8	22.3	21.5	21.3	20.5	21.2	22.0
- female	24.3	24.9	24.9	24.3	24.0	23.8	23.0	23.4	24.0

Future retirees
- male	25.4	25.8	25.8	24.6	23.6	23.5	22.3	23.0	24.0
- female	26.9	26.9	26.8	26.6	26.0	25.9	24.7	25.1	26.0

The above data allows for future improvements in life expectancy.

CRH Annual Report and Form 20-F | 2016

27. Retirement Benefit Obligations - continued

Impact on Consolidated Income Statement

The total retirement benefit expense in the Consolidated Income Statement is as follows:

	2016 €m	2015 €m	2014 €m
Total defined contribution expense	240	211	152
Total defined benefit expense	75	77	63
Total expense in Consolidated Income Statement	315	288	215

At 31 December 2016, €89 million (2015: €79 million) was included in other payables in respect of defined contribution pension liabilities.

			United States
Analysis of defined benefit expense	Eurozone	Switzerland	and Canada	Other	Total Group
	2016	2016	2016	2016	2016
	€m	€m	€m	€m	€m
Charged in arriving at group profit before finance costs:
Current service cost	16	34	5	6	61
Administration expenses	-	2	1	1	4
Past service costs	(2)	-	-	-	(2)
Subtotal	14	36	6	7	63

Included in finance income and finance costs respectively:
Interest income on scheme assets	(27)	(7)	(17)	(7)	(58)
Interest cost on scheme liabilities	31	8	22	9	70
Net interest expense	4	1	5	2	12
Net charge to Consolidated Income Statement	18	37	11	9	75

Reconciliation of scheme assets (bid value)
At 1 January	1,016	774	416	193	2,399
Movement in year
Interest income on scheme assets	27	7	17	7	58
Remeasurement adjustments
- return on scheme assets excluding interest income	46	20	5	10	81
Employer contributions paid	73	18	22	20	133
Contributions paid by plan participants	3	10	1	-	14
Benefit and settlement payments	(49)	(29)	(28)	(24)	(130)
Administration expenses	-	(2)	(1)	(1)	(4)
Translation adjustment	-	6	21	(22)	5
At 31 December	1,116	804	453	183	2,556

CRH Annual Report and Form 20-F | 2016

			United States
	Eurozone	Switzerland	and Canada	Other	Total Group
	2016	2016	2016	2016	2016
	€m	€m	€m	€m	€m
Reconciliation of actuarial value of liabilities
At 1 January	(1,232)	(989)	(530)	(236)	(2,987)
Movement in year
Current service cost	(16)	(34)	(5)	(6)	(61)
Past service costs	2	-	-	-	2
Interest cost on scheme liabilities	(31)	(8)	(22)	(9)	(70)
Arising on acquisition (note 30)	(1)	-	-	-	(1)
Remeasurement adjustments
- experience variations	9	14	-	(3)	20
- actuarial (loss)/gain from changes in financial assumptions	(115)	13	(15)	(59)	(176)
- actuarial (loss)/gain from changes in demographic assumptions	-	(3)	16	1	14
Contributions paid by plan participants	(3)	(10)	(1)	-	(14)
Benefit and settlement payments	49	29	28	24	130
Translation adjustment	-	(7)	(25)	28	(4)
At 31 December	(1,338)	(995)	(554)	(260)	(3,147)

Recoverable deficit in schemes	(222)	(191)	(101)	(77)	(591)
Related deferred income tax asset	34	37	36	12	119
Net pension liability	(188)	(154)	(65)	(65)	(472)

CRH Annual Report and Form 20-F | 2016

27. Retirement Benefit Obligations - continued

The equivalent disclosure for the prior year is as follows:

			United States
Analysis of defined benefit expense	Eurozone	Switzerland	and Canada	Other	Total Group
	2015	2015	2015	2015	2015
	€m	€m	€m	€m	€m
Charged in arriving at group profit before finance costs:
Current service cost	19	34	2	8	63
Administration expenses	1	1	-	-	2
Past service costs	(1)	-	-	-	(1)
Gain on settlements	-	-	-	(4)	(4)
Subtotal	19	35	2	4	60

Included in finance income and finance costs respectively:
Interest income on scheme assets	(19)	(9)	(12)	(10)	(50)
Interest cost on scheme liabilities	27	11	16	13	67
Net interest expense	8	2	4	3	17
Net charge to Consolidated Income Statement	27	37	6	7	77

Reconciliation of scheme assets (bid value)
At 1 January	935	745	211	155	2,046
Movement in year
Interest income on scheme assets	19	9	12	10	50
Arising on acquisition (note 30)	10	-	216	28	254
Reclassified from held for sale	-	-	-	633	633
Disposals	-	(39)	-	(705)	(744)
Remeasurement adjustments
- return of scheme assets excluding interest income	19	(6)	(20)	12	5
Employer contributions paid	74	19	6	14	113
Contributions paid by plan participants	3	11	-	-	14
Benefit and settlement payments	(43)	(47)	(21)	(11)	(122)
Administration expenses	(1)	(1)	-	-	(2)
Translation adjustment	-	83	12	57	152
At 31 December	1,016	774	416	193	2,399

CRH Annual Report and Form 20-F | 2016

			United States
	Eurozone	Switzerland	and Canada	Other	Total Group
	2015	2015	2015	2015	2015
	€m	€m	€m	€m	€m
Reconciliation of actuarial value of liabilities
At 1 January	(1,332)	(900)	(309)	(216)	(2,757)
Movement in year
Current service cost	(19)	(34)	(2)	(8)	(63)
Past service costs	1	-	-	-	1
Gain on settlements	-	-	-	4	4
Interest cost on scheme liabilities	(27)	(11)	(16)	(13)	(67)
Arising on acquisition (note 30)	(67)	-	(235)	(39)	(341)
Reclassified from held for sale	-	-	-	(714)	(714)
Disposals	-	47	-	781	828
Remeasurement adjustments
- experience variations	28	15	-	10	53
- actuarial gain/(loss) from changes in financial assumptions	144	(43)	26	(6)	121
- actuarial gain from changes in demographic assumptions	-	-	5	19	24
Contributions paid by plan participants	(3)	(11)	-	-	(14)
Benefit and settlement payments	43	47	21	11	122
Translation adjustment	-	(99)	(20)	(65)	(184)
At 31 December	(1,232)	(989)	(530)	(236)	(2,987)

Recoverable deficit in schemes	(216)	(215)	(114)	(43)	(588)
Related deferred income tax asset	34	42	43	7	126
Net pension liability	(182)	(173)	(71)	(36)	(462)

The equivalent disclosure for 2014 is as follows:

Analysis of defined benefit expense	Eurozone	Switzerland	United States	Other	Total Group
	2014	2014	2014	2014	2014
	€m	€m	€m	€m	€m
Charged in arriving at Group profit before finance costs:
Current service cost	11	24	2	14	51
Administration expenses	1	-	-	2	3
Past service costs	(5)	-	-	-	(5)
Subtotal	7	24	2	16	49

Included in finance income and finance costs respectively:
Interest income on scheme assets	(29)	(16)	(9)	(31)	(85)
Interest cost on scheme liabilities	37	17	11	34	99
Net interest expense	8	1	2	3	14
Net charge to Consolidated Income Statement	15	25	4	19	63

CRH Annual Report and Form 20-F | 2016

27. Retirement Benefit Obligations - continued

Sensitivity analysis

The impact of a movement (as indicated below) in the principal actuarial assumptions would be as follows:

				United States
		Eurozone	Switzerland	and Canada	Other	Total Group
		2016	2016	2016	2016	2016
		€m	€m	€m	€m	€m
Scheme liabilities at 31 December 2016		(1,338)	(995)	(554)	(260)	(3,147)

Revised liabilities
Discount rate	Decrease by 0.25%	(1,400)	(1,044)	(572)	(273)	(3,289)
Inflation rate	Increase by 0.25%	(1,397)	(999)	(556)	(266)	(3,218)
Life expectancy	Increase by 1 year	(1,383)	(1,029)	(568)	(267)	(3,247)
The above sensitivity analysis are derived through changing the individual assumption while holding all other assumptions constant.
Split of scheme assets
Investments quoted in active markets
Equity instruments:
- Developed markets		215	277	206	75	773
- Emerging markets		16	-	4	9	29
Debt instruments:
- Non-Government debt instruments		308	268	83	28	687
- Government debt instruments		378	65	23	38	504
Property		56	46	-	10	112
Cash and cash equivalents		32	-	1	4	37
Investment funds		88	-	41	19	148

Unquoted investments
Equity instruments		1	-	-	-	1
Debt instruments:
- Non-Government debt instruments		1	-	94	-	95
- Government debt instruments		7	-	-	-	7
Property		5	115	-	-	120
Cash and cash equivalents		2	15	1	-	18
Assets held by insurance company		7	18	-	-	25
Total assets		1,116	804	453	183	2,556

CRH Annual Report and Form 20-F | 2016

The equivalent disclosure for the prior year is as follows:

			United States
	Eurozone	Switzerland	and Canada	Other	Total Group
	2015	2015	2015	2015	2015
	€m	€m	€m	€m	€m
Split of scheme assets
Investments quoted in active markets
Equity instruments:
- Developed markets	290	282	108	90	770
- Emerging markets	9	-	-	1	10
Debt instruments:
- Non-Government debt instruments	297	262	139	29	727
- Government debt instruments	294	70	38	31	433
Property	45	35	-	12	92
Cash and cash equivalents	31	-	115	7	153
Investment funds	15	-	15	18	48

Unquoted investments
Equity instruments	10	-	-	5	15
Debt instruments:
- Non-Government debt instruments	1	-	-	-	1
Property	3	98	-	-	101
Cash and cash equivalents	18	11	1	-	30
Assets held by insurance company	3	16	-	-	19
Total assets	1,016	774	416	193	2,399

CRH Annual Report and Form 20-F | 2016

27. Retirement Benefit Obligations - continued

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in the Republic of Ireland and the UK (minimum funding requirements), additional annual contributions and lump-sum payments are required to certain of the schemes in place in those jurisdictions. The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In the Republic of Ireland and the UK, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the US, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. In Canada, the projected unit credit method is used in valuations. The dates of the actuarial valuations range from December 2013 to December 2016.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.

The maturity profile of the Group’s contracted payments (on a discounted basis) to certain schemes in the Eurozone (Republic of Ireland) and Other (UK) is as follows:

	Eurozone			Other			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Within one year	18	18	18	2	2	8	20	20	26
Between one and two years	17	17	17	2	2	8	19	19	25
Between two and three years	-	17	17	2	2	7	2	19	24
Between three and four years	-	-	17	2	2	7	2	2	24
Between four and five years	-	-	-	2	2	7	2	2	7
After five years	-	-	-	10	11	48	10	11	48
	35	52	69	20	21	85	55	73	154

Employer contributions payable in the 2017 financial year including minimum funding payments (expressed using year-end exchange rates for 2016) are estimated at €111 million.
Average duration and scheme composition

							United States
	Eurozone			Switzerland			and Canada
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Average duration of defined benefit obligation (years)	17.1	14.7	16.0	18.6	18.0	16.0	13.1	14.0	12.0

Allocation of defined benefit obligation by participant:
Active plan participants	63%	64%	37%	84%	85%	85%	41%	45%	35%
Deferred plan participants	12%	12%	21%	-	-	-	17%	17%	30%
Retirees	25%	24%	42%	16%	15%	15%	42%	38%	35%

CRH Annual Report and Form 20-F | 2016

28.	Commitments under Operating and Finance Leases

Operating leases

The Group has entered into operating leases for a range of assets principally relating to property across the US and Europe. Lease commitments are provided for up to the earliest break clause in the lease. These property leases have varying terms, escalation clauses and renewal rights including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating lease. The terms and conditions of these operating leases do not impose any significant financial restriction on the Group.

	2016 €m	2015 €m	2014 €m
Within one year	402	370	310
After one year but not more than five years	978	915	663
More than five years	791	831	417
	2,171	2,116	1,390

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

29. Share Capital and Reserves

Equity share capital	2016		2015
	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)
Authorised
At 1 January (€m)	400	25	320	20
Increase in authorised share capital	-	-	80	5
At 31 December (€m)	400	25	400	25

Number of Shares at 1 January (millions)	1,250	1,250	1,000	1,000
Increase in number of Shares (millions)	-	-	250	250
Number of Shares at 31 December (millions)	1,250	1,250	1,250	1,250

Allotted, called-up and fully paid
At 1 January (€m)	266	15	239	14
Issue of scrip shares in lieu of cash dividends (iii)	2	-	2	-
Share options and share participation schemes	1	-	-	-
Issue of share capital - equity placing	-	-	25	1
At 31 December (€m)	269	15	266	15

The movement in the number of shares (expressed in millions) during the financial year was as follows:

At 1 January	824	824	745	745
Issue of scrip shares in lieu of cash dividends (iii)	7	7	5	5
Share options and share participation schemes	2	2	-	-
Issue of share capital - equity placing	-	-	74	74
At 31 December	833	833	824	824

(i)	The Ordinary Shares represent 93.73% of the total issued share capital.

(ii)	The Income Shares, which represent 5.86% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

CRH Annual Report and Form 20-F | 2016

29. Share Capital and Reserves - continued

(iii) Issue of scrip shares in lieu of cash dividends:

	Number of shares			Price per share
	2016	2015	2014	2016	2015	2014
May 2016 - Final 2015 dividend (2015: Final 2014 dividend;	5,301,827	5,056,633	4,081,636	€24.69	€24.60	€20.99
2014: Final 2013 dividend)
October 2016 - Interim 2016 dividend (2015: Interim 2015 dividend;	1,243,042	288,769	1,212,700	€29.41	€26.16	€17.81
2014: Interim 2014 dividend)
Total	6,544,869	5,345,402	5,294,336

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company’s Share Option Schemes and the terms attaching thereto are provided in note 7 to the financial statements and on pages 90 to 91 of the Directors’ Remuneration Report. Under these schemes, options over a total of 2,223,574 Ordinary Shares were exercised during the financial year (2015: 2,876,066; 2014: 1,307,406).

	Number of shares
	2016	2015	2014
Options exercised during the year (satisfied by the issue of new shares)	2,209,638	-	-
Options exercised during the year (satisfied by the reissue of Treasury Shares)	13,936	2,876,066	1,307,406
Total	2,223,574	2,876,066	1,307,406

Share participation schemes

As at 31 December 2016, 7,729,412 (2015: 7,613,252) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2016, the appropriation of 116,160 shares was satisfied by the issue of new shares (by the reissue of Treasury Shares in 2015: 104,127). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 7.

Preference share capital	5% Cumulative			7% ‘A’ Cumulative
	Preference Shares			Preference Shares
	of €1.27 each			of €1.27 each
	Number of shares			Number of shares
	‘000s		€m	‘000s		€m
Authorised
At 1 January 2016 and 31 December 2016	150		-	872		1

Allotted, called-up and fully paid
At 1 January 2016 and 31 December 2016	50		-	872		1

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

CRH Annual Report and Form 20-F | 2016

Treasury Shares/own shares	2016	2015
	€m	€m
At 1 January	(28)	(76)
Treasury Shares/own shares reissued	18	51
Shares acquired by Employee Benefit Trust (own shares)	(4)	(3)
At 31 December	(14)	(28)

As at the balance sheet date, the total number of Treasury Shares held was 83,423 (2015: 795,262); the nominal value of these shares was €nil million (2015: €0.3 million). During the year ended 31 December 2016, 13,936 (2015: 2,980,193) shares were reissued to satisfy exercises under the Group’s share option schemes and 697,903 (2015: nil) shares were reissued to the CRH Employee Benefit Trust in connection with the release of awards under the 2006 Performance Share Plan. These reissued Treasury Shares were previously purchased at an average price of €17.23 (2015: €17.12). No Treasury Shares were purchased during 2016 or 2015.

As at the balance sheet date, the CRH Employee Benefit Trust held 284,980 (2015: 489,654) Ordinary Shares on behalf of CRH plc in respect of awards made under the 2014 Deferred Share Bonus Plan and the 2013 Restricted Share Plan. The nominal value of these own shares, on which dividends have been waived by the Trustees, amounted to €0.1 million at 31 December 2016 (2015: €0.2 million).

Reconciliation of shares issued to net proceeds	2016	2015	2014
	€m	€m	€m
Shares issued at nominal amount:
- scrip shares issued in lieu of cash dividends	2	2	2
- share options and share participation schemes	1	-	-
- share capital issued - equity placing	-	26	-
Premium on shares issued	216	1,722	105
Total value of shares issued	219	1,750	107
Issue of scrip shares in lieu of cash dividends (note 11)	(167)	(132)	(107)
Proceeds from issue of shares	52	1,618	-
Expenses paid in respect of shares issued	-	(25)	-
Net proceeds from issue of shares	52	1,593	-

Share premium	2016	2015
	€m	€m
At 1 January	6,021	4,324
Premium arising on shares issued	216	1,722
Expenses paid in respect of shares issued	-	(25)
At 31 December	6,237	6,021

CRH Annual Report and Form 20-F | 2016

30. Business Combinations

The acquisitions completed during the year ended 31 December 2016 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:

Belgium: Ghent Marine Aggregates Terminal (31 December);

Ireland: Carrigtwohill Quarry (11 March); Fountain Cross and Copestown Quarries (11 November);

Spain: increased stake in Morteros Bizkor to 100% ownership (12 July); and

UK: certain assets of Hope Construction Materials and Breedon Aggregates (1 August).

Europe Lightside:

UK: Alluguard Limited (3 May); MCL Group Industries Limited (3 May).

Europe Distribution:

Austria: Jung & Sohn (15 July).

Americas Materials:

Canada: certain assets of TecMix Ready Mix Inc. (6 July); certain assets of Inter County Concrete Product Inc. (15 December);

Michigan: Winchester/Dykstra Property (22 August);

New Jersey: Meer Property (26 February);

New Mexico: assets of Consolidated Constructors (9 December);

Ohio: Lower Property (22 December);

Utah: selected assets of Nielson Construction (1 February); and

Washington: certain assets of Knife River Corporation (30 December).

Americas Products:

Australia: Neil Bennett Pty, Ltd. (1 February);

California: certain assets of Cell Blocks, Inc. (1 December);

Canada: Techniseal Products, Inc. (20 May);

Colorado: selected assets of Colorado Precast Concrete, Inc. (7 March); and

Louisiana: ModX (51%, 12 May).

CRH Annual Report and Form 20-F | 2016

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2016 €m	2015 €m	2014 €m

ASSETS
Non-current assets
Property, plant and equipment	19	5,413	91
Intangible assets	14	298	16
Equity accounted investments	-	24	-
Other financial assets	-	5	-
Total non-current assets	33	5,740	107

Current assets
Inventories	9	621	23
Trade and other receivables (i)	28	1,533	20
Cash and cash equivalents	4	494	1
Total current assets	41	2,648	44

LIABILITIES
Trade and other payables	(14)	(1,549)	(17)
Provisions for liabilities	18	(581)	(1)
Retirement benefit obligations	(1)	(87)	-
Interest-bearing loans and borrowings and finance leases	(3)	(175)	(7)
Current income tax liabilities	4	(149)	-
Deferred income tax liabilities	35	(627)	(2)
Total liabilities	39	(3,168)	(27)

Total identifiable net assets at fair value	113	5,220	124
Goodwill arising on acquisition (ii)	71	3,187	31
Joint ventures becoming subsidiaries	-	(25)	-
Non-controlling interests*	(9)	(489)	-
Total consideration	175	7,893	155

Consideration satisfied by:
Cash payments	153	7,790	152
Deferred consideration (stated at net present cost)	21	97	1
Contingent consideration	1	-	2
Profit on step acquisition	-	6	-
Total consideration	175	7,893	155

NET CASH OUTFLOW ARISING ON ACQUISITION
Cash consideration	153	7,790	152
Less: cash and cash equivalents acquired	(4)	(494)	(1)
Total outflow in the Consolidated Statement of Cash Flows	149	7,296	151

* Non-controlling interests are measured at the proportionate share of net assets in 2016 and fair value in 2015.

CRH Annual Report and Form 20-F | 2016

30. Business Combinations - continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2016, together with adjustments to provisional fair values in respect of acquisitions completed during 2015. Details of the measurement period adjustments in respect of acquisitions completed during 2015 are set out in the table below:

	LH Assets 2016 €m	CRL 2016 €m	Other acquisitions 2016 €m	Total 2016 €m
Non-current assets	(95)	-	5	(90)
Liabilities	58	7	(5)	60
Identifiable net assets acquired	(37)	7	-	(30)
Goodwill arising on acquisition (ii)	44	1	-	45
Non-controlling interests	(7)	-	-	(7)
Total consideration	-	8	-	8

In accordance with the terms of the acquisition agreements, CRH and LafargeHolcim continue to engage in a process to finalise the post-completion consideration for the acquisition of the LH Assets which completed in Q3 2015. No financial adjustment has been made in this respect in our 2016 Consolidated Financial Statements. The position is under continuous review and financial adjustments will be reflected when there is sufficient evidence to do so.

None of the acquisitions completed during the financial period was considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)	The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €30 million (2015: €1,588 million; 2014: €22 million). The fair value of these receivables is €28 million (all of which is expected to be recoverable) (2015: €1,533 million; 2014: €20 million).

(ii)	The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €15 million of the goodwill recognised in respect of acquisitions completed in 2016 is expected to be deductible for tax purposes (2015: €254 million; 2014: €18 million).

Acquisition-related costs, excluding post-acquisition integration costs, amounting to €2 million (2015: €152 million; 2014: €2 million) have been included in operating costs in the Consolidated Income Statement (note 2).

CRH Annual Report and Form 20-F | 2016

The following table analyses the 21 acquisitions completed in 2016 (2015: 19 acquisitions; 2014: 21 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of
	acquisitions			Goodwill			Consideration
Reportable segments	2016	2015	2014	2016	2015	2014	2016	2015	2014
				€m	€m	€m	€m	€m	€m
Europe Heavyside	5	1	2	2	-	2	15	5	7
Europe Lightside	2	2	-	7	6	-	22	12	-
Europe Distribution	1	1	6	-	-	9	-	1	20
Europe	8	4	8	9	6	11	37	18	27

Americas Materials	8	10	8	10	32	5	97	80	71
Americas Products	5	3	5	7	9	17	33	65	59
Americas	13	13	13	17	41	22	130	145	130

Unallocated Goodwill (note 14)
LH Assets	-	1	-	-	2,307	-	-	6,561	-
CRL	-	1	-	-	833	-	-	1,169	-
Total Group	21	19	21	26	3,187	33	167	7,893	157
Adjustments to provisional fair values of prior year acquisitions				45	-	(2)	8	-	(2)
Total				71	3,187	31	175	7,893	155

CRH Annual Report and Form 20-F | 2016

30. Business Combinations - continued

The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	2016 €m	2015 €m	2014 €m
Revenue	101	2,679	122
Profit/(loss) before tax for the financial year	1	(7)	7

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

		CRH Group	CRH Group
		excluding 2016	including 2016
	2016 acquisitions	acquisitions	acquisitions
	€m	€m	€m
Revenue	168	27,003	27,171
(Loss)/profit before tax for the financial year	(2)	1,740	1,738

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

CRH Annual Report and Form 20-F | 2016

31. Non-controlling Interests

The total non-controlling interest at 31 December 2016 is €548 million (2015: €529 million) of which €472 million (2015: €467 million) relates to Republic Cement & Building Materials (RCBM), Inc. and Luzon Continental Land Corporation (LCLC). The non-controlling interests in respect of the Group’s other subsidiaries are not considered to be material.

			Economic ownership interest
Name	Principal activity	Country of incorporation	held by non-controlling interest

Republic Cement & Building Materials, Inc. and	Manufacture, development and sale	Philippines	45%
Luzon Continental Land Corporation	of cement and building materials

The following is summarised financial information for RCBM and LCLC prepared in accordance with IFRS 12 Disclosure of Interests in Other Entities. This information is before intragroup eliminations with other Group companies.

Summarised financial information	2016 €m	2015 €m
Profit/(loss) for the year/period since acquisition	47	(5)

Current assets	118	141
Non-current assets	1,460	1,459
Current liabilities	(124)	(150)
Non-current liabilities	(690)	(675)
Net assets	764	775

Cash flows from operating activities	91	(2)

Dividends paid to non-controlling interests during the year/period since acquisition	(1)	(1)

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

CRH Annual Report and Form 20-F | 2016

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 125 to 135. The Group’s principal subsidiaries, joint ventures and associates are disclosed on pages 250 to 255.

Sales to and purchases from joint ventures are immaterial in 2016, 2015 and 2014. Loans extended by the Group to joint ventures and associates (see note 15) are included in financial assets. Sales to and purchases from associates during the financial year ended 31 December 2016 amounted to €56 million (2015: €48 million; 2014: €33 million) and €401 million (2015: €422 million; 2014: €411 million) respectively. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 17 and 18 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arms-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with joint ventures and associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (as disclosed in note 15) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company.

Key management remuneration amounted to:	2016 €m	2015 €m	2014 €m
Short-term benefits	13	10	9
Post-employment benefits	1	1	1
Share-based payments - calculated in accordance	3	2	2
with the principles disclosed in note 7
Total	17	13	12

Other than these compensation entitlements, there were no other transactions involving key management personnel.

Lease arrangements

CRH has a number of lease arrangements in place with related parties across the Group, which have been negotiated on an arms-length basis at market rates. We do not consider these arrangements to be material either individually or collectively in the context of the 2016, 2015 and 2014 Consolidated Financial Statements.

33. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 120 to 203 in respect of the year ended 31 December 2016 on 28 February 2017.

CRH Annual Report and Form 20-F | 2016

34. Supplemental Guarantor Information

The following consolidating information presents Condensed Consolidated Balance Sheets as at 31 December 2016 and 2015 and Condensed Consolidated Income Statements and Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flow for the years ended 31 December 2016, 2015 and 2014 of the Company and CRH America, Inc. as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRH America, Inc. is 100% owned by the Company. The Guarantees of the Guarantor are full and unconditional.

CRH America, Inc. (the ‘Issuer’) has the following notes which are fully and unconditionally guaranteed by CRH plc (the ‘Guarantor’):

US$650 million 8.125% Notes due 2018 – listed on the NYSE

US$400 million 5.750% Notes due 2021 – listed on the NYSE

US$1,250 million 3.875% Notes due 2025 – listed on the ISE

US$300 million 6.40% Notes due 2033 – listed on the ISE (i)

US$500 million 5.125% Notes due 2045 – listed on the ISE

(i)	Originally issued as a US$300 million bond in September 2003. Subsequently in August 2009 and December 2010, US$87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken.

CRH Annual Report and Form 20-F | 2016

34. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2016
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	12,690	-	12,690
Intangible assets	-	-	7,761	-	7,761
Subsidiaries	7,654	375	1,682	(9,711)	-
Investments accounted for using the equity method	-	-	1,299	-	1,299
Advances to subsidiaries and parent undertakings	-	4,508	-	(4,508)	-
Other financial assets	-	-	26	-	26
Other receivables	-	-	212	-	212
Derivative financial instruments	-	13	40	-	53
Deferred income tax assets	-	-	159	-	159
Total non-current assets	7,654	4,896	23,869	(14,219)	22,200

Current assets
Inventories	-	-	2,939	-	2,939
Trade and other receivables	-	6	3,973	-	3,979
Advances to subsidiaries and parent undertakings	6,546	-	704	(7,250)	-
Current income tax recoverable	-	-	4	-	4
Derivative financial instruments	-	-	23	-	23
Cash and cash equivalents	401	-	2,048	-	2,449
Total current assets	6,947	6	9,691	(7,250)	9,394

Total assets	14,601	4,902	33,560	(21,469)	31,594

EQUITY
Capital and reserves attributable to the Company’s equity holders	13,895	1,922	7,789	(9,711)	13,895
Non-controlling interests	-	-	548	-	548
Total equity	13,895	1,922	8,337	(9,711)	14,443

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,934	4,581	-	7,515
Deferred income tax liabilities	-	-	2,008	-	2,008
Other payables	-	-	461	-	461
Advances from subsidiary and parent undertakings	-	-	4,508	(4,508)	-
Retirement benefit obligations	-	-	591	-	591
Provisions for liabilities	-	-	678	-	678
Total non-current liabilities	-	2,934	12,827	(4,508)	11,253

Current liabilities
Trade and other payables	-	46	4,769	-	4,815
Advances from subsidiary and parent undertakings	704	-	6,546	(7,250)	-
Current income tax liabilities	-	-	394	-	394
Interest-bearing loans and borrowings	2	-	273	-	275
Derivative financial instruments	-	-	32	-	32
Provisions for liabilities	-	-	382	-	382
Total current liabilities	706	46	12,396	(7,250)	5,898
Total liabilities	706	2,980	25,223	(11,758)	17,151

Total equity and liabilities	14,601	4,902	33,560	(21,469)	31,594

CRH Annual Report and Form 20-F | 2016

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2015
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	13,062	-	13,062
Intangible assets	-	-	7,820	-	7,820
Subsidiaries	5,925	280	1,682	(7,887)	-
Investments accounted for using the equity method	-	-	1,317	-	1,317
Advances to subsidiaries and parent undertakings	-	5,019	-	(5,019)	-
Other financial assets	-	-	28	-	28
Other receivables	-	-	149	-	149
Derivative financial instruments	-	29	56	-	85
Deferred income tax assets	-	-	149	-	149
Total non-current assets	5,925	5,328	24,263	(12,906)	22,610

Current assets
Inventories	-	-	2,873	-	2,873
Trade and other receivables	-	13	3,964	-	3,977
Advances to subsidiaries and parent undertakings	7,784	-	1,091	(8,875)	-
Current income tax recoverable	-	-	5	-	5
Derivative financial instruments	-	9	15	-	24
Cash and cash equivalents	408	-	2,110	-	2,518
Total current assets	8,192	22	10,058	(8,875)	9,397

Total assets	14,117	5,350	34,321	(21,781)	32,007

EQUITY
Capital and reserves attributable to the Company’s equity holders	13,015	1,810	6,077	(7,887)	13,015
Non-controlling interests	-	-	529	-	529
Total equity	13,015	1,810	6,606	(7,887)	13,544

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,867	5,598	-	8,465
Derivative financial instruments	-	-	5	-	5
Deferred income tax liabilities	-	-	2,023	-	2,023
Other payables	-	-	410	-	410
Advances from subsidiary and parent undertakings	-	-	5,019	(5,019)	-
Retirement benefit obligations	-	-	588	-	588
Provisions for liabilities	-	-	603	-	603
Total non-current liabilities	-	2,867	14,246	(5,019)	12,094

Current liabilities
Trade and other payables	-	53	4,708	-	4,761
Advances from subsidiary and parent undertakings	1,091	-	7,784	(8,875)	-
Current income tax liabilities	-	-	401	-	401
Interest-bearing loans and borrowings	11	620	125	-	756
Derivative financial instruments	-	-	19	-	19
Provisions for liabilities	-	-	432	-	432
Total current liabilities	1,102	673	13,469	(8,875)	6,369
Total liabilities	1,102	3,540	27,715	(13,894)	18,463

Total equity and liabilities	14,117	5,350	34,321	(21,781)	32,007

CRH Annual Report and Form 20-F | 2016

34. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Income Statement
	Year ended 31 December 2016
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	27,104	-	27,104
Cost of sales	-	-	(18,267)	-	(18,267)
Gross profit	-	-	8,837	-	8,837
Operating income/(costs)	20	-	(6,830)	-	(6,810)
Group operating profit	20	-	2,007	-	2,027
Profit on disposals	-	-	55	-	55
Profit before finance costs	20	-	2,062	-	2,082
Finance costs	-	(266)	(334)	275	(325)
Finance income	2	275	6	(275)	8
Other financial expense	-	-	(66)	-	(66)
Share of subsidiaries’ profit before tax	1,650	95	-	(1,745)	-
Share of equity accounted investments’ profit	42	-	42	(42)	42
Profit before tax	1,714	104	1,710	(1,787)	1,741
Income tax expense	(471)	(41)	(430)	471	(471)
Group profit for the financial year	1,243	63	1,280	(1,316)	1,270

Profit attributable to:
Equity holders of the Company	1,243	63	1,253	(1,316)	1,243
Non-controlling interests	-	-	27	-	27
Group profit for the financial year	1,243	63	1,280	(1,316)	1,270

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit for the financial year	1,243	63	1,280	(1,316)	1,270

Other Comprehensive Income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(71)	49	(131)	71	(82)
Gains relating to cash flow hedges	14	-	14	(14)	14
	(57)	49	(117)	57	(68)

Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(61)	-	(61)	61	(61)
Tax on items recognised directly within other comprehensive income	3	-	3	(3)	3
	(58)	-	(58)	58	(58)

Total other comprehensive income for the financial year	(115)	49	(175)	115	(126)

Total comprehensive income for the financial year	1,128	112	1,105	(1,201)	1,144

Attributable to:
Equity holders of the Company	1,128	112	1,089	(1,201)	1,128
Non-controlling interests	-	-	16	-	16
Total comprehensive income for the financial year	1,128	112	1,105	(1,201)	1,144

CRH Annual Report and Form 20-F | 2016

Supplemental Condensed Consolidated Income Statement
	Year ended 31 December 2015
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	23,635	-	23,635
Cost of sales	-	-	(16,394)	-	(16,394)
Gross profit	-	-	7,241	-	7,241
Operating income/(costs)	1,473	-	(7,437)	-	(5,964)
Group operating profit/(loss)	1,473	-	(196)	-	1,277
(Loss)/profit on disposals	(7)	-	108	-	101
Profit/(loss) before finance costs	1,466	-	(88)	-	1,378
Finance costs	-	(321)	(315)	333	(303)
Finance income	1	333	7	(333)	8
Other financial expense	-	-	(94)	-	(94)
Share of subsidiaries’ (loss)/profit before tax	(483)	62	-	421	-
Share of equity accounted investments’ profit	44	-	44	(44)	44
Profit/(loss) before tax	1,028	74	(446)	377	1,033
Income tax expense	(304)	(29)	(275)	304	(304)
Group profit/(loss) for the financial year	724	45	(721)	681	729

Profit/(loss) attributable to:
Equity holders of the Company	724	45	(726)	681	724
Non-controlling interests	-	-	5	-	5
Group profit/(loss) for the financial year	724	45	(721)	681	729

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit/(loss) for the financial year	724	45	(721)	681	729

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	643	159	502	(643)	661
Losses relating to cash flow hedges	(2)	-	(2)	2	(2)
	641	159	500	(641)	659
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	203	-	203	(203)	203
Tax on items recognised directly within other comprehensive income	(30)	-	(30)	30	(30)
	173	-	173	(173)	173

Total other comprehensive income for the financial year	814	159	673	(814)	832

Total comprehensive income for the financial year	1,538	204	(48)	(133)	1,561

Attributable to:
Equity holders of the Company	1,538	204	(71)	(133)	1,538
Non-controlling interests	-	-	23	-	23
Total comprehensive income for the financial year	1,538	204	(48)	(133)	1,561

CRH Annual Report and Form 20-F | 2016

34. Supplemental Guarantor Information - continued

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

CRH Annual Report and Form 20-F | 2016

Supplemental Condensed Consolidated Statement of Cash Flow
	Year ended 31 December 2016
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax	1,714	104	1,710	(1,787)	1,741
Finance costs (net)	(2)	(9)	394	-	383
Share of subsidiaries’ profit before tax	(1,650)	(95)	-	1,745	-
Share of equity accounted investments’ profit	(42)	-	(42)	42	(42)
Profit on disposals	-	-	(55)	-	(55)
Group operating profit	20	-	2,007	-	2,027
Depreciation charge	-	-	1,009	-	1,009
Amortisation of intangible assets	-	-	71	-	71
Impairment charge	-	-	23	-	23
Share-based payment (income)/expense	(3)	-	49	-	46
Other (primarily pension payments)	-	-	(65)	-	(65)
Net movement on working capital and provisions	-	(1)	57	-	56
Cash generated from operations	17	(1)	3,151	-	3,167
Interest paid (including finance leases)	-	(266)	(355)	275	(346)
Corporation tax paid	-	(41)	(440)	-	(481)
Net cash inflow/(outflow) from operating activities	17	(308)	2,356	275	2,340

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	283	-	283
Interest received	2	275	6	(275)	8
Dividends received from equity accounted investments	-	-	40	-	40
Purchase of property, plant and equipment	-	-	(853)	-	(853)
Advances from subsidiary and parent undertakings	287	644	-	(931)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(149)	-	(149)
Other investments and advances	-	-	(7)	-	(7)
Deferred and contingent acquisition consideration paid	-	-	(57)	-	(57)
Net cash inflow/(outflow) from investing activities	289	919	(737)	(1,206)	(735)

Cash flows from financing activities
Proceeds from issue of shares (net)	52	-	-	-	52
Advances to subsidiary and parent undertakings	-	-	(931)	931	-
Increase in interest-bearing loans, borrowings and finance leases	-	-	600	-	600
Net cash flow arising from derivative financial instruments	-	25	(30)	-	(5)
Treasury/own shares purchased	(4)	-	-	-	(4)
Repayment of interest-bearing loans, borrowings and finance leases	(9)	(636)	(1,370)	-	(2,015)
Dividends paid to equity holders of the Company	(352)	-	-	-	(352)
Dividends paid to non-controlling interests	-	-	(8)	-	(8)
Net cash outflow from financing activities	(313)	(611)	(1,739)	931	(1,732)

Decrease in cash and cash equivalents	(7)	-	(120)	-	(127)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	408	-	2,110	-	2,518
Translation adjustment	-	-	58	-	58
Decrease in cash and cash equivalents	(7)	-	(120)	-	(127)
Cash and cash equivalents at 31 December	401	-	2,048	-	2,449

CRH Annual Report and Form 20-F | 2016

34. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Statement of Cash Flow
	Year ended 31 December 2015
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit/(loss) before tax	1,028	74	(446)	377	1,033
Finance costs (net)	(1)	(12)	402	-	389
Share of subsidiaries’ loss/(profit) before tax	483	(62)	-	(421)	-
Share of equity accounted investments’ profit	(44)	-	(44)	44	(44)
Loss/(profit) on disposals	7	-	(108)	-	(101)
Group operating profit/(loss)	1,473	-	(196)	-	1,277
Depreciation charge	-	-	843	-	843
Amortisation of intangible assets	-	-	55	-	55
Impairment charge	-	-	44	-	44
Share-based payment (income)/expense	(2)	-	29	-	27
Other (primarily pension payments)	-	-	(47)	-	(47)
Amounts due from subsidary undertakings	(1,460)	-	1,460	-	-
Net movement on working capital and provisions	-	(9)	594	-	585
Cash generated from operations	11	(9)	2,782	-	2,784
Interest paid (including finance leases)	-	(283)	(352)	333	(302)
Corporation tax paid	-	(29)	(206)	-	(235)
Net cash inflow/(outflow) from operating activities	11	(321)	2,224	333	2,247

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	889	-	889
Interest received	1	333	7	(333)	8
Dividends received from equity accounted investments	-	-	53	-	53
Purchase of property, plant and equipment	-	-	(882)	-	(882)
Advances from subsidiary and parent undertakings	(699)	(632)	-	1,331	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(7,296)	-	(7,296)
Other investments and advances	-	-	(19)	-	(19)
Deferred and contingent acquisition consideration paid	-	-	(59)	-	(59)
Net cash outflow from investing activities	(698)	(299)	(7,307)	998	(7,306)

Cash flows from financing activities
Proceeds from issue of shares (net)	-	-	1,593	-	1,593
Proceeds from exercise of share options	57	-	-	-	57
Advances to subsidiary and parent undertakings	-	-	1,331	(1,331)	-
Increase in interest-bearing loans, borrowings and finance leases	9	1,584	4,040	-	5,633
Net cash flow arising from derivative financial instruments	-	15	32	-	47
Premium paid on early debt redemption	-	(38)	-	-	(38)
Treasury/own shares purchased	(3)	-	-	-	(3)
Repayment of interest-bearing loans, borrowings and finance leases	-	(968)	(1,776)	-	(2,744)
Dividends paid to equity holders of the Company	(379)	-	-	-	(379)
Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash (outflow)/inflow from financing activities	(316)	593	5,216	(1,331)	4,162

(Decrease)/increase in cash and cash equivalents	(1,003)	(27)	133	-	(897)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	1,411	25	1,859	-	3,295
Translation adjustment	-	2	118	-	120
(Decrease)/increase in cash and cash equivalents	(1,003)	(27)	133	-	(897)
Cash and cash equivalents at 31 December	408	-	2,110	-	2,518

CRH Annual Report and Form 20-F | 2016

Supplemental Condensed Consolidated Statement of Cash Flow
	Year ended 31 December 2014
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit/(loss) before tax	759	43	(455)	414	761
Finance costs (net)	-	(8)	296	-	288
Share of subsidiaries’ loss/(profit) before tax	504	(35)	-	(469)	-
Share of equity accounted investments’ profit	(55)	-	(55)	55	(55)
Profit on disposals	-	-	(77)	-	(77)
Group operating profit/(loss)	1,208	-	(291)	-	917
Depreciation charge	-	-	631	-	631
Amortisation of intangible assets	-	-	44	-	44
Impairment charge	-	-	49	-	49
Share-based payment expense	-	-	16	-	16
Other (primarily pension payments)	-	-	(66)	-	(66)
Net movement on working capital and provisions	-	(7)	42	-	35
Cash generated from operations	1,208	(7)	425	-	1,626
Interest paid (including finance leases)	-	(211)	(270)	219	(262)
Corporation tax paid	-	(17)	(110)	-	(127)
Net cash inflow/(outflow) from operating activities	1,208	(235)	45	219	1,237

Cash flows from investing activities
Proceeds from disposals	-	-	345	-	345
Interest received	-	219	8	(219)	8
Dividends received from equity accounted investments	-	-	30	-	30
Purchase of property, plant and equipment	-	-	(435)	-	(435)
Advances from subsidiary and parent undertakings	414	17	-	(431)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(151)	-	(151)
Other investments and advances	-	-	(3)	-	(3)
Deferred and contingent acquisition consideration paid	-	-	(26)	-	(26)
Net cash inflow/(outflow) from investing activities	414	236	(232)	(650)	(232)

Cash flows from financing activities
Proceeds from exercise of share options	22	-	-	-	22
Acquisition of non-controlling interests	-	-	(1)	-	(1)
Advances to subsidiary and parent undertakings	-	-	(431)	431	-
Increase in interest-bearing loans, borrowings and finance leases	-	-	901	-	901
Net cash flow arising from derivative financial instruments	-	16	(27)	-	(11)
Repayment of interest-bearing loans, borrowings and finance leases	(55)	(175)	(704)	-	(934)
Dividends paid to equity holders of the Company	(353)	-	-	-	(353)
Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash outflow from financing activities	(386)	(159)	(266)	431	(380)

Increase/(decrease) in cash and cash equivalents	1,236	(158)	(453)	-	625

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	175	174	2,191	-	2,540
Translation adjustment	-	9	121	-	130
Increase/(decrease) in cash and cash equivalents	1,236	(158)	(453)	-	625
Cash and cash equivalents at 31 December	1,411	25	1,859	-	3,295

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

205

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

206

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

207

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

208

CRH Annual Report and Form 20-F | 2016

THIS PAGE INTENTIONALLY LEFT BLANK

209

Supplementary 20-F Disclosures

BMN | BOUWMATERIALEN

Bouwmaterialen Nederland (BMN) is a general builders merchant with close to 80 branches across the Netherlands. BMN distributes a range of construction products to mainly small and medium sized builders.

CRH Annual Report and Form 20-F | 2016

Selected Financial Data

The Consolidated Financial Statements of CRH plc have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board.

Selected financial data is presented below for the five years ended on 31 December 2016. For the three years ended 31 December 2016, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance section included elsewhere in this Annual Report and Form 20-F.

Year ended 31 December (amounts in millions, except per share data and ratios)
	2016 €m	2015 €m	2014 €m	2013 (i) €m	2012 (ii) €m
Consolidated Income Statement Data
Revenue	27,104	23,635	18,912	18,031	18,084
Group operating profit	2,027	1,277	917	100	805
Profit/(loss) attributable to equity holders of the Company	1,243	724	582	(296)	538
Basic earnings/(loss) per Ordinary Share	150.2c	89.1c	78.9c	(40.6c)	74.6c
Diluted earnings/(loss) per Ordinary Share	149.1c	88.7c	78.8c	(40.6c)	74.5c
Dividends paid during calendar year per Ordinary Share	62.8c	62.5c	62.5c	62.5c	62.5c
Average number of Ordinary Shares outstanding (iii)	827.8	812.3	737.6	729.2	721.9
Ratio of earnings to fixed charges (times) (iv)	4.0	2.9	2.6	0.7 (v)	2.6
All data relates to continuing operations

Consolidated Balance Sheet Data
Total assets	31,594	32,007	22,017	20,429	20,900
Net assets (vi)	14,443	13,544	10,198	9,686	10,589
Ordinary shareholders’ equity	13,894	13,014	10,176	9,661	10,552
Equity share capital	284	281	253	251	249
Number of Ordinary Shares (iii)	832.8	823.9	744.5	739.2	733.8
Number of Treasury Shares and own shares (iii)	0.4	1.3	3.8	6.0	7.4
Number of Ordinary Shares net of Treasury Shares and own shares (iii)	832.4	822.6	740.7	733.2	726.4

(i)	Group operating profit includes asset impairment charges of €650 million in 2013, with an additional €105 million impairment charge included in loss attributable to equity holders of the Company in respect of equity accounted investments.

(ii)	On 1 January 2013, the Group adopted IFRS 11 Joint Arrangements and IAS 19 Employee Benefits. As a result, the prior year comparatives were restated as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

(iii)	All share numbers are shown in millions of shares.

(iv)	For the purposes of calculating the ratio of earnings to fixed charges, in accordance with Item 503 of Regulation S-K, earnings have been calculated by adding: profit/(loss) before tax adjusted to exclude the Group’s share of equity accounted investments’ result after tax, fixed charges and dividends received from equity accounted investments; and the fixed charges were calculated by adding interest expensed and capitalised, amortised premiums, discounts and capitalised expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

(v)	The amount of the deficiency in 2013 was US$183 million.

(vi)	Net assets is calculated as the sum of total assets less total liabilities.

CRH Annual Report and Form 20-F | 2016

Non-GAAP Performance Measures

CRH uses a number of non-GAAP performance measures to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

These performance measures may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. The non-GAAP performance measures as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Reconciliation of EBITDA (as defined)* and Operating Profit (by segment) to Group Profit

	Year ended 31 December
	Depreciation, amortisation
	Group EBITDA (as defined)*			and impairment			Group operating profit (i)
	2016 €m	2015 €m	2014 €m	2016 €m	2015 €m	2014 €m	2016 €m	2015 €m	2014 €m
Europe Heavyside	814	460	380	417	325	229	397	135	151
Europe Lightside	104	100	94	23	25	23	81	75	71
Europe Distribution	206	171	190	76	77	78	130	94	112
Europe	1,124	731	664	516	427	330	608	304	334

Americas Materials	1,204	955	609	386	335	254	818	620	355
Americas Products	543	391	263	132	142	118	411	249	145
Americas Distribution	150	140	105	31	29	22	119	111	83
Americas	1,897	1,486	977	549	506	394	1,348	980	583

Asia	109	2	-	38	9	-	71	(7)	-

Total Group	3,130	2,219	1,641	1,103	942	724	2,027	1,277	917

Profit on disposals							55	101	77
Finance costs less income							(317)	(295)	(246)
Other financial expense							(66)	(94)	(42)
Share of equity accounted investments’ profit							42	44	55
Profit before tax							1,741	1,033	761
Income tax expense							(471)	(304)	(177)
Group profit for the financial year							1,270	729	584

(i) Throughout this document, Group operating profit is reported as shown in the Consolidated Income Statement and excludes profit on disposals.

Calculation of EBITDA (as defined)* Net Interest Cover

							2016 €m	2015 €m	2014 €m
Interest
Finance costs (i)							325	303	254
Finance income (i)							(8)	(8)	(8)
Net interest							317	295	246
EBITDA (as defined)*							3,130	2,219	1,641

								Times
EBITDA (as defined)* net interest cover (EBITDA (as defined)* divided by net interest)							9.9	7.5	6.7

(i)	These items appear on the Consolidated Income Statement on page 120.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Non-GAAP Performance Measures - continued

Return on Net Assets
	2016 €m	2015 €m	2014 €m
Group operating profit	2,027	1,277	917

Current year
Segment assets (i)	27,581	27,881	16,584
Segment liabilities (i)	(6,927)	(6,794)	(4,258)
Group segment net assets	20,654	21,087	12,326

Prior year
Segment assets (i)	27,881	16,584	16,313
Segment liabilities (i)	(6,794)	(4,258)	(3,833)
Group segment net assets	21,087	12,326	12,480

Average net assets	20,871	16,707	12,403
RONA	9.7%	7.6%	7.4%

Reconciliation of Segment Assets and Liabilities to Group Assets and Liabilities
Assets	2016 €m	2015 €m	2014 €m	2013 €m
Segment assets (i)	27,581	27,881	16,584	16,313

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,299	1,317	1,329	1,340
Other financial assets	26	28	23	23
Derivative financial instruments (current and non-current)	76	109	102	80
Income tax assets (current and deferred)	163	154	186	133
Cash and cash equivalents	2,449	2,518	3,262	2,540
Assets held for sale	-	-	531	-
Total assets as reported in the Consolidated Balance Sheet	31,594	32,007	22,017	20,429

Liabilities
Segment liabilities (i)	6,927	6,794	4,258	3,833

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	7,790	9,221	5,866	5,540
Derivative financial instruments (current and non-current)	32	24	23	53
Income tax liabilities (current and deferred)	2,402	2,424	1,459	1,317
Liabilities associated with assets classified as held for sale	-	-	213	-
Total liabilities as reported in the Consolidated Balance Sheet	17,151	18,463	11,819	10,743

(i)	Segment assets and liabilities as disclosed in note 1 to the Consolidated Financial Statements.

CRH Annual Report and Form 20-F | 2016

Calculation of Net Debt/EBITDA (as defined)*

	2016 €m	2015 €m	2014 €m
Net Debt
Cash and cash equivalents (i)	2,449	2,518	3,295
Interest-bearing loans and borrowings (i)	(7,790)	(9,221)	(5,866)
Derivative financial instruments (net) (i)	44	85	79
Group net debt	(5,297)	(6,618)	(2,492)
EBITDA (as defined)*	3,130	2,219	1,641

		Times
Net debt divided by EBITDA (as defined)*	1.7	3.0	1.5

(i)	These items appear in note 20 to the Consolidated Financial Statements.

EBITDA (as defined). EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax and is quoted by management in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. EBITDA (as defined) and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker.

Net Debt. Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments. Net debt/EBITDA (as defined)* is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of net debt to EBITDA (as defined)* and is calculated above.

EBITDA (as defined)* Net Interest Cover. EBITDA (as defined)* net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* net interest cover is presented to provide investors with a greater understanding of the impact of

CRH’s debt and financing arrangements. It is the ratio of EBITDA (as defined)* to net interest and is calculated on page 213. The definitions and calculations used as a metric in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 23 to the Consolidated Financial Statements.

RONA. Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH’s business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base. RONA is calculated by expressing Group operating profit as a percentage of average net assets; net assets comprise total assets by segment less total liabilities by segment as shown on page 214 and detailed in note 1 to the Consolidated Financial Statements, and exclude equity accounted investments and other financial assets, net debt (as previously defined) and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

Organic Revenue, Organic Operating Profit and Organic EBITDA (as defined)*. CRH pursues a strategy of growth through acquisitions and investments, with €213 million spent on acquisitions and investments in 2016 (2015: €7.4 billion). Acquisitions completed in 2015 and 2016 contributed incremental sales revenue of €3,624 million, operating profit of €337 million and EBITDA (as defined)* of €546 million in 2016. Proceeds from divestments and non-current asset disposals amounted to €283 million (net of cash disposed and deferred proceeds) (2015: €889 million). The sales impact of divested activities in 2016 was a negative €506 million and the disposal impact at an operating profit and EBITDA (as defined)* level was a negative €13 million and €29 million respectively.

The euro strengthened versus most major currencies during 2016, particularly the Pound Sterling which weakened from an average 0.7258 in 2015 to 0.8195 in 2016. The effect of this was only partially offset by a small change in the average euro/US Dollar rate, which, despite strengthening towards the end of 2016, averaged 1.1069 for the year and was broadly similar to the prior year (2015: 1.1095). Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown in the table on page 24.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA (as defined)* as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.

Organic revenue, organic operating profit and organic EBITDA (as defined)* is arrived at by excluding the incremental revenue, operating profit and EBITDA (as defined)* contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance section on pages 20 to 55, changes in organic revenue, organic operating profit and organic EBITDA (as defined)* are presented as additional measures of revenue, operating profit and EBITDA (as defined)* to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA (as defined)* to the changes in total revenue, operating profit and EBITDA (as defined)* for the Group and by segment, is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 30.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2016

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2016 is as follows:

Contractual Obligations

Payments due by period	Total €m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m
Interest-bearing loans and borrowings (i)	7,721	280	1,121	1,731	4,589
Finance leases	14	2	4	3	5
Estimated interest payments on contractually-committed debt	2,309	280	508	365	1,156
and finance leases (ii)
Deferred and contingent acquisition consideration	301	61	198	32	10
Operating leases	2,171	402	605	373	791
Purchase obligations (iii)	1,230	540	166	112	412
Retirement benefit obligation commitments (iv)	55	20	21	4	10
Total	13,801	1,585	2,623	2,620	6,973

(i)	Of the €7.7 billion total gross debt, €0.3 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

(ii)	These interest payments have been estimated on the basis of the following assumptions: (a) no change in variable interest rates; (b) no change in exchange rates; (c) that all debt is repaid as if it falls due from future cash generation; and (d) none is refinanced by future debt issuance.

(iii)	Purchase obligations include contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2016 for capital expenditure are set out in note 13 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

(iv)	These retirement benefit commitments comprise the contracted payments related to our pension schemes in the UK and Ireland. See further details in note 27 to the Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

CRH addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2016, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the US Dollar/euro exchange rate. The US Dollar/euro rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the US. This analysis, set out in note 21 to the Consolidated Financial Statements, is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative and qualitative information and sensitivity analysis of market risk is contained in notes 20 to 24 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CRH Annual Report and Form 20-F | 2016

Property, Plants and Equipment

At 17 February 2017, CRH had a total of 2,895 building materials production locations and 874 Merchanting and DIY locations. 1,771 locations are leased, with the remaining 1,998 locations held on a freehold basis.

The significant subsidiary locations are the cement facilities in the Philippines, Poland, Ukraine, the UK, Canada, Romania, Slovakia, Ireland, Germany, France and Brazil. The clinker (the key intermediate product in the manufacture of cement) capacity for these locations is set out in the table below. Further details on locations and products manufactured are provided in the Business Performance section on pages 20 to 55.

None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 127 and in note 13 to the Consolidated Financial Statements on page 152.

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker Capacity (tonnes per hour)
Republic Cement	Philippines	5	613

Grupa Ożarów	Poland	1	342

Podilsky Cement PJSC	Ukraine	1	313

Tarmac	United Kingdom	3	306

CRH Canada	Canada	2	306

CRH Romania	Romania	2	305

CRH Slovakia	Slovakia	2	290

Irish Cement	Ireland	2	288

Opterra	Germany	2	268

Eqiom	France	3	243

CRH Brazil	Brazil	3	200

Sources and Availability of Raw Materials

CRH generally owns or leases the real estate on which its main raw materials, namely aggregates, are found. CRH is a significant purchaser of certain important materials or resources such as cement, liquid bitumen, steel, gas, fuel and other energy supplies, the cost of which can fluctuate significantly and consequently have an adverse impact on CRH’s business. CRH is not generally dependent on any one source for the supply of these materials or resources, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which CRH operates for the supply of cement, bitumen, steel and fuel.

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.1 to CRH’s Annual Report on Form 20-F, as filed with the SEC.

CRH Annual Report and Form 20-F | 2016

Mineral Reserves

Activities with Reserves Backing (i)

			Property acreage (hectares) (ii)				% of mineral reserves by rock type
	Physical location	No. of quarries /pits	Owned	Leased	Proven & probable reserves (iii)	Years to depletion (iv)	Hard rock	Sand & gravel	Other	2016 Annualised extraction (v)

Europe Heavyside
	France	3	119	-	243	96	100%	-	-	2.5
	Germany	3	315	-	161	61	100%	-	-	2.6
	Ireland	2	248	-	212	92	100%	-	-	2.6
	Poland	2	293	-	181	46	93%	6%	1%	3.7
	Romania	5	220	881	184	50	80%	-	20%	4.1
Cement	Serbia	2	53	41	108	176	100%	-	-	0.7
	Slovakia	5	331	48	303	144	92%	-	8%	2.2
	Spain	1	34	-	86	285	100%	-	-	0.3
	Switzerland	3	93	-	26	17	91%	-	9%	1.4
	Ukraine	2	230	-	126	41	100%	-	-	3.3
	United Kingdom	7	1,131	149	228	58	100%	-	-	4.0

	Finland	128	525	380	203	17	65%	35%	-	13.0
	France	51	558	987	259	30	70%	30%	-	8.9
	Ireland	123	5,220	70	1,087	85	86%	14%	-	14.8
Aggregates	Poland Romania	4 21	273 20	- 340	179 118	47 47	96% 98%	4% 2%	- -	3.0 2.6
	Spain	11	119	64	109	58	99%	1%	-	1.6
	United Kingdom	212	11,833	10,511	1,398	34	89%	11%	-	41.7
	Other	42	234	686	185	20	74%	26%	-	9.2

Lime	Ireland, Poland, United Kingdom	4	313	2	204	95	100%	-	-	2.1

Subtotals		631	22,162	14,159	5,600		90%	9%	1%

Americas Materials
	Brazil	3	1,072	-	167	84	100%	-	-	1.9
Cement	Canada	2	691	-	296	99	100%	-	-	3.2
	United States	4	527	19	30	69	100%	-	-	0.5

Aggregates	Canada United States	25 723	3,035 42,304	94 19,826	473 12,804	28 91	82% 72%	18% 28%	- -	17.9 144.4

Subtotals		757	47,629	19,939	13,770		73%	27%	-

Asia
Cement	Philippines	12	2,247	17	246	38	100%	-	-	6.7

Aggregates	Philippines	2	-	17	25	69	100%	-	-	0.5

Subtotals		14	2,247	34	271		100%	-	-

Group totals		1,402	72,038	34,132	19,641		76%	24%	-

(i)	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

(ii)	1 hectare equals approximately 2.47 acres.

(iii)	Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable. All of the proven and probable reserves are permitted and are quoted in millions of tonnes.

(iv)	Years to depletion is based on the average of the most recent three years annualised production.

(v)	Annualised extraction is quoted in millions of tonnes.

CRH Annual Report and Form 20-F | 2016

The Group’s reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone, sand and gravel), asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications – see the table on the previous page setting out the activities with reserves backing.

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

The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2016 other than in business combination activities and specific instances where such review was warranted.

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

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

•	the reserves must be homogeneous deposits based on drill data and/or local geology; and

•	the deposits must be located on owned land or on land subject to long-term lease

None of CRH’s mineral-bearing properties is individually material to the Group.

CRH Annual Report and Form 20-F | 2016

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s business. If any of these risks occur, the Group’s business, financial condition, results of operations and prospects could be materially adversely affected.

The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Annual Report and Form 20-F and the cautionary statements contained in Corporate Governance - Disclaimer/Forward - Looking Statements on page 97.

The Risk Factors have been grouped to focus on key strategic, operational, compliance and key financial and reporting risks.

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

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the Group’s control, including:

•     the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 7% of annual Group sales revenues in 2016);

•     the performance of the national economies in the 31 countries in which the Group operates;

•     monetary policies in the countries in which the Group operates — for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus impacting residential construction activity;

•     the allocation of government funding for public infrastructure programmes, such as the development of highways in the US under the Fixing Americas Surface Transportation Act (FAST Act); and

•     the level of demand for construction materials and services, with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity

While economic conditions have improved in the US, a prolongation of, or further deterioration in economic performance in Europe may result in further general reductions in construction activity in that area. Against this backdrop, the adequacy and timeliness of the actions taken by the Group’s management team are of critical importance in maintaining financial performance at appropriate levels.

Each of the above factors could have a material adverse effect on the Group’s operating results and the market price of CRH plc’s Ordinary Shares.

CRH Annual Report and Form 20-F | 2016

Political and economic uncertainty

Risk Factor	Discussion

Description:

As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainty resulting from the outcome of the referendum in the UK to exit the European Union, could include political unrest, currency disintegration, strikes, civil disturbance and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets.

Impact:

Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Whilst economic trends are on average improving across many of CRH’s markets, the UK’s decision to exit the European Union, together with pending elections in 2017 in the Netherlands, France and Germany, have collectively contributed to heightened uncertainty, with possible upside and downside economic consequences. While various actions have been taken by central banks and other political and economic institutions to stabilise the economic situation, the success of these actions cannot be guaranteed.

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

•     the outbreak of armed conflict

Commodity products and substitution

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

CRH Annual Report and Form 20-F | 2016

Key Strategic Risk Factors - continued

Acquisition activity

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

The realisation of the Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. In addition, situations may arise where the Group may be liable for the past acts or omissions or liabilities of companies acquired; for example, the potential environmental liabilities addressed under the “Sustainability and Corporate Social Responsibility” Risk Factor on page 224.

The Group’s ability to realise the expected benefits from acquisition activity depends, in large part, on its ability to integrate newly acquired businesses in a timely and effective manner. Even if the Group is able to acquire suitable companies, it still may not be able to incorporate them successfully into the relevant legacy businesses and, accordingly, may be deprived of the expected benefits thus leading to potential dissipation and diversion of management resources and constraints on financial performance.

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

These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment and of the Group.

CRH Annual Report and Form 20-F | 2016

Human resources

Risk Factor	Discussion

Description:

Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/ management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions; these risks could include strikes and increased wage demands with possible reputational consequences.

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

Corporate affairs and communications

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

The Group places great emphasis on timely and relevant corporate communications with overall responsibility for these matters being vested in senior management at the Group Head Office (largely the Chief Executive, the Finance Director, the Group Transformation Director, the Head of Investor Relations and the Group Director, Corporate Affairs) supported by engagement with highly experienced external advisors, where appropriate. The strategic, operational and financial performance of the Group and of its constituent entities is reported to the Board on a monthly basis with all results announcements and other externally-issued documentation being discussed by the Board/Audit Committee prior to release.

CRH Annual Report and Form 20-F | 2016

Key Operational Risk Factors

Sustainability and Corporate Social Responsibility

Risk Factor	Discussion

Description:

The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health & safety management and social performance).

Impact:

Non-adherence to such laws, regulations, standards and best practices may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s business, results of operations, financial condition and/or prospects.

The Group is subject to a broad and increasingly stringent range of existing and evolving laws, regulations, standards and best practices with respect to governance, the environment, health & safety and social performance in each of the jurisdictions in which it operates giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of its operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in conducting business in the building materials sector and the impact of future developments in these respects on the Group’s activities, products, operations, profitability and cash flow cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future or that material limitations on the development of its operations will not arise.

Environmental and health & safety and other laws, regulations, standards and best practices may expose the Group to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold or acquired and activities that have been discontinued. In addition, many of the Group’s manufacturing sites have a history of industrial use and, while strict environmental operating standards are applied and extensive environmental due diligence is undertaken in acquisition activity, some soil and groundwater contamination has occurred in the past at a limited number of sites. Although the associated remediation costs incurred to date have not been material, they may become more significant in the future. The Group may face increased remediation liabilities and legal proceedings concerning environmental and health & safety matters in the future.

The Group cannot predict environmental and health & safety matters with certainty, and budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in laws or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the operations of the Group, which in turn could have a material adverse effect on the reputation, business, results of operations and overall financial condition of the Group.

CRH Annual Report and Form 20-F | 2016

Information Technology and Security/Cyber

Risk Factor	Discussion

Description:

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

Key Compliance Risk Factors

Laws and regulations

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

There can be no assurance that the Group’s policies and procedures will afford adequate protection against fraudulent and/or corrupt activity and any such activity could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects.

CRH Annual Report and Form 20-F | 2016

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

Impact:

A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult for the Group either to utilise existing debt capacity or otherwise obtain financing for operations.

Interest rate and leverage risks: The Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. As at 31 December 2016, the Group had outstanding net indebtedness of approximately €5.3 billion (2015: €6.6 billion). Following its acquisition activity in 2015, the Group has significant outstanding indebtedness, which may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This high level of indebtedness could give rise to the Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the Group’s level of indebtedness may give rise to a general increase in interest rates borne and there can be no assurance that the Group will not be adversely impacted by increases in borrowing costs in the future.

For the year ended 31 December 2016, PBITDA/net interest (all as defined in the relevant agreements as discussed in note 23 to the Consolidated Financial Statements), which is the Group’s principal financial covenant, was 10.1 times (2015: 8.5 times). The prescribed minimum PBITDA/net interest cover ratio under such agreements is 4.5 times and the prescribed minimum net worth is €6.2 billion.

Foreign currency risks: If the euro, which is the Group’s reporting currency, weakens relative to the basket of foreign currencies in which net debt is denominated (principally the US Dollar, Pound Sterling, Canadian Dollar, Swiss Franc and Philippine Peso), the net debt balance would increase; the converse would apply if the euro was to strengthen. The Group may not succeed in managing these foreign currency risks.

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

The Group holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2016, totalled €2.4 billion (2015: €2.5 billion). In addition to the above, the Group enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2016 were €76 million and €32 million respectively (2015: €109 million and €24 million respectively). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the US) give rise to significant amounts receivable from counterparties at year-end 2016, this balance was €0.8 billion (2015: €0.7 billion). In the current business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

CRH Annual Report and Form 20-F | 2016

Financial instruments - continued (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity)

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

Description:

The Group operates a number of defined benefit pension schemes and schemes with related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity.

Impact:

In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact the Group’s credit metrics thus harming its ability to raise funds.

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for future compensation levels, future labour market conditions and anticipated inflation; (iii) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed in note 27 to the Consolidated Financial Statements. A prolonged period of financial market instability or other adverse changes in the assumptions mentioned above would have an adverse impact on the valuations of pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating remediation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the contracted payments disclosure on page 216. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets or other adverse changes in the assumptions mentioned above.

CRH Annual Report and Form 20-F | 2016

Key Financial and Reporting Risk Factors - continued

Taxation litigation

Risk Factor	Discussion

Description:

The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation.

Impact:

Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate.

The final determination of tax audits or tax disputes may be different from what is reflected in the Group’s historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

As a multinational corporation, the Group is subject to various taxes in all jurisdictions of operation. Due to economic and political conditions, tax rates in these jurisdictions may be subject to significant change. The Group’s future effective income tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or changes in tax laws or their interpretation.

In addition, recent developments, including the European Commission’s investigations on illegal state aid as well as the Organisation for Economic Co-operation and Development project on Base Erosion and Profit Shifting may result in changes to long-standing tax principles, which could adversely affect the Group’s effective tax rate or result in higher cash tax liabilities. If the Group’s effective income tax rate was to increase, its cash flows, financial condition and results of operations could be adversely affected.

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

Insurance protection is maintained with leading, highly-rated international insurers with appropriate risk retention by wholly-owned insurance companies (captive insurers) and by insured entities in the context of the deductibles/excesses borne. The coverage includes property damage and business interruption, public and products liability/general liability, employers’ liability/workers’ compensation, environmental impairment liability, automobile liability and directors’ and officers’ liability. Adequate coverage at reasonable rates is not always commercially available to cover all potential risks and no assurance can be given that the insurance arrangements in place would be sufficient to cover all losses or liabilities to which the Group might be exposed. The occurrence of a significant adverse event not covered, or only partially covered, by insurance could have a material adverse impact on the business, results of operations, financial condition or prospects of the Group.

As at 31 December 2016, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €286 million (2015: €244 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

CRH Annual Report and Form 20-F | 2016

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

Impact:

Adverse changes in the exchange rates used to translate foreign currencies into euro have impacted and will continue to impact retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

A significant proportion of the Group’s revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollar, Pound Sterling, Canadian Dollar, Swiss Franc, Philippine Peso and Polish Zloty. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2016, see the Business Performance section commencing on page 20 and note 21 to the Consolidated Financial Statements.

Goodwill impairment

Risk Factor	Discussion

Description:

Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A write-down of goodwill could have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 14 to the Consolidated Financial Statements on pages 153 to 156.

Whilst a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2016 would have resulted in a charge to income and a reduction in equity of €7.4 billion (2015: €7.4 billion).

Inspections by the Public Company Accounting Oversight Board (PCAOB)

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

As a public company, our auditors are required by US law to undergo regular PCAOB inspections to assess their compliance with US law and professional standards in connection with their audits of financial statements filed with the SEC. Under Irish law, the PCAOB is currently unable to inspect and evaluate the audit work and quality control procedures of auditors in Ireland. Accordingly investors who rely on our auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors.

CRH Annual Report and Form 20-F | 2016

Corporate Governance Practices - NYSE

Compliance Statement

Non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE. In common with companies listed on the ISE and the LSE, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and the ISE; and (c) the 2014 UK Corporate Governance Code, which is appended to the listing rules of the LSE and ISE.

The Board of CRH has adopted a robust set of governance principles, which reflect the Code and its principles-based approach to corporate governance. Accordingly, the way in which CRH makes determinations of Directors’ independence differs from the NYSE rules. The Board has determined that, in its judgement, all of the non-executive Directors are independent. In doing so, however, the Board did not explicitly take into consideration the independence requirements outlined in the NYSE’s listing standards.

Shareholder Approval of Equity Compensation Plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. CRH complies with Irish requirements, which are similar to the NYSE rules. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition on what are considered “material revisions”.

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

Management’s Report on Internal Control over Financial Reporting

In accordance with the requirements of Rule 13a-15 of the US Securities Exchange Act, the following report is provided by management in respect of the Company’s internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•     pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•     provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and Directors of the Company; and

•     provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our Company’s published Consolidated Financial Statements for external purposes under generally accepted accounting principles.

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

* In accordance with Section 167(7) of the Companies Act 2014.

CRH Annual Report and Form 20-F | 2016

As permitted by the SEC, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2016. These acquisitions, which are listed in note 30 to the Consolidated Financial Statements, constituted 0.5% of total assets and 1.0% of net assets, as of 31 December 2016 and 0.4% and 0.1% of revenue and Group profit for the financial year, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2016, the Company’s internal control over financial reporting is effective.

Our auditors, Ernst & Young, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2016, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 119.

Changes in Internal Control over Financial Reporting

During 2016, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report and Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The 2015 acquisitions of LH Assets and CRL were successfully integrated into the CRH internal control system in 2016.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2016. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

Code of Business Conduct

The COBC is applicable to all Group employees including the Chief Executive and senior financial officers. The Code promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures and compliance with applicable governmental laws, rules and regulations and complies with the applicable code of ethics regulations of the SEC arising from the Sarbanes-Oxley Act.

CRH Annual Report and Form 20-F | 2016

The Environment and Government Regulations

The most important government regulations relevant to CRH as a building materials company are environmental laws and regulations relevant to extractive and production processes. In the European Union, operations are subject to national environmental laws and regulations, most of which now emanate from European Union Directives and Regulations. In the US, operations are subject to federal, state and local environmental laws and regulations. In other jurisdictions, national environmental and local laws apply.

Environmental Compliance Policy

In order to comply with environmental regulations, CRH has developed the following Group environmental policy, approved by the Board and applied across all Group companies, which is to:

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

•     promote environmentally driven product innovation and new business opportunities; and

•     develop positive relationships and strive to be good neighbours in every community in which we operate

Achieving the Group’s environmental policy objectives at all locations is a management imperative; this line responsibility continues right up to Board level. Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers, assisted by a network of Environmental Liaison Officers (ELOs).

At each year-end, the ELOs assist the Group Corporate Social Responsibility & Sustainability team in carrying out a detailed assessment of Group environmental performance, which is reviewed by the Board.

Addressing Climate Change

CRH believes that a proactive approach to addressing the challenges and opportunities of climate change is fundamental to its “making businesses better” approach. CRH has evaluated the risks and opportunities arising from climate change and has put in place a management strategy focusing on energy efficiencies and carbon reduction. There is an emphasis on producing lower carbon products in climate-friendly processes across all activities, from the more carbon intensive businesses to those with more limited potential climate impacts. CRH is a core member of the Cement Sustainability Initiative (CSI) of the World Business Council for Sustainable Development (WBCSD). The CSI is a voluntary initiative by the world’s major cement producers, promoting greater sustainability in the cement industry.

Having achieved its initial CO2 reduction commitment three years ahead of target in 2012, CRH has pledged a 25% reduction in specific net CO2 cement plant emissions by 2020, compared to 1990 levels. The Group is progressing successfully towards achieving this commitment, which is supported by a strategic investment programme and covers a defined portfolio of Group cement plants.

Through its membership of the CSI of the WBCSD and regional industry associations including the European Cement Association (CEMBUREAU) and the European Lime Association (EuLA) in Europe and the National Asphalt Pavement Association (NAPA) and the Portland Cement Association (PCA) in the US, CRH is actively involved in global and regional discussions on the climate change agenda. Relevant facilities in Europe operate within the European Union Emission Trading Scheme for Greenhouse Gas emissions through actively implementing carbon reduction strategies. CRH has endorsed the WBCSD Low Carbon Technology Partnership Initiative (LCTPi), a statement of ambition, which seeks a reduction in global cement CO2 emissions in the range of
20-25% by 2030.

CRH has implemented capital expenditure programmes in its cement operations to reduce carbon emissions in the context of national and international commitments to reduce greenhouse gas emissions. The European Union has binding targets to reduce greenhouse gases, on 1990 levels, by 20% by 2020 and by 40% by 2030. In addition, the European Commission has suggested an objective to reduce emissions by 80% by 2050 compared to 1990. Achieving such reductions would represent a significant extra constraint on cement operations in Europe. US federal, state and local laws are developing proactively to address carbon emissions and CRH notes that in 2015, the US pledged to cut its emissions to 26-28% below 2005 levels by 2025. The Group will incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented; depending on the scope of the legislation, this could significantly impact certain operations in the US. As of 17 February 2017, the Group is not aware of any schemes that would materially affect its US operations.

Possible Environmental Liabilities

At 17 February 2017 there were no material pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.

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

CRH Annual Report and Form 20-F | 2016

Exchange Rates

In this Annual Report and Form 20-F, references to “US$”, “US Dollars” or “US cents” are to the United States currency, references to “euro”, “euro cent”,“cent”, “c” or “€” are to the euro currency and “Stg£” or “Pound Sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (UK). Other currencies referred to in this Annual Report and Form 20-F include Polish Zloty (PLN), Swiss Franc (CHF), Canadian Dollar (CAD), Chinese Renminbi (RMB), Indian Rupee (INR), Ukrainian Hryvnia (UAH), Philippine Peso (PHP), Romanian Leu (RON) and Serbian Dinar (RSD).

For the convenience of the reader, this Annual Report and Form 20-F contains translations of certain euro amounts into US Dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated.

The table below sets forth, for the periods and dates indicated, the average, high, low and end-of-period exchange rates in US Dollars per €1 (to the nearest cent) using the Federal Reserve Bank of New York Noon Buying Rate (the ‘FRB Noon Buying Rate’).

These rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 135).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance section beginning on page 20.

euro/US Dollar exchange rate

Years ended 31 December	Period End	Average Rate (i)	High	Low
2012	1.32	1.29	1.35	1.21
2013	1.38	1.33	1.38	1.28
2014	1.21	1.32	1.39	1.21
2015	1.09	1.10	1.20	1.05
2016	1.06	1.10	1.15	1.04
2017 (through 17 February 2017)	1.06	1.07	1.08	1.04

Months ended
September 2016	1.12	1.12	1.13	1.12
October 2016	1.10	1.10	1.12	1.09
November 2016	1.06	1.08	1.11	1.06
December 2016	1.06	1.05	1.08	1.04
January 2017	1.08	1.06	1.08	1.04
February 2017 (through 17 February 2017)	1.06	1.07	1.08	1.06

(i)	The average of the euro/US Dollar exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

The FRB Noon Buying Rate on 31 December 2016 was €1 = US$1.0552 and on 17 February 2017 was €1 = US$1.0614.

CRH Annual Report and Form 20-F | 2016

Other Disclosures

History, Development and Organisational Structure of the Company

CRH public limited company is the Parent Company of a diversified international group of companies which manufactures and distributes a diverse range of products servicing the breadth of construction needs, from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal.

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

CRH is a leading global diversified building materials group employing approximately 87,000 people at close to 3,800 operating locations in 31 countries worldwide. For over four decades, the Group has developed and implemented a proven model of business improvement. By building better businesses across our international operations, we are the second largest building materials company globally and the largest in North America. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America.

In the detailed description of the Group’s business on pages 30 to 55, estimates of the Group’s various aggregates and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

A listing of the principal subsidiary undertakings and equity accounted investments is contained on pages 250 to 255.

Statements Regarding Competitive Position and Construction Activity

Statements made in the Business Performance section and elsewhere in this document referring to the Group’s competitive position are based on the Group’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and the Group’s internal assessment of market share based on publicly available information about the financial results and performance of market participants.

Unless otherwise specified, references to construction activity or other market activity relate to the relevant market as a whole and are based on publicly available information from a range of sources, including independent market studies, construction industry data and economic forecasts for individual jurisdictions.

Material Contracts

On 10 July 2015, CRH entered into an amended and restated agreement among Holcim Ltd., Lafarge S.A., CRH International, CRH Fünfte Vermögensverwaltungs GmbH and CRH plc for the sale and purchase of a global portfolio of assets of Lafarge S.A. and Holcim Ltd (the ‘Global SPA’), and on 3 August 2015 CRH entered into an amended and restated put and call options agreement among Lafarge Holdings (Philippines) Inc., Calumboyan Holdings Inc., Round Royal Inc., Southwestern Cement Ventures Inc., CRH International and CRH plc with respect to certain assets located in the Philippines (the ‘Philippines Agreement’ and, together with the Global SPA, the ‘LH Agreements’). CRH completed the majority of the acquisition on July 31, 2015 (except for the acquisition of the Philippines assets, which was completed on September 15, 2015).

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

CRH Annual Report and Form 20-F | 2016

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. Having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

In 2015, the Swiss Competition Commission imposed fines on the Association of Swiss Wholesalers of the Sanitary Industry and on major Swiss wholesalers including certain Swiss CRH subsidiaries; the fine attributable to these subsidiaries was CHF34 million. While the Group remains of the view that the fine is unjustified and it has appealed to the Swiss Federal Appeals Court, a provision of €32 million (2015: €32 million) is recorded in the Group’s Consolidated Balance Sheet.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 5 to the Consolidated Financial Statements on page 143. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 47% of full-year 2016 (2015: 40%), while EBITDA (as defined)* for the first six months of 2016 represented 36% of the full-year outturn (2015: 25%).

Significant Changes

No significant changes have occurred since the balance sheet date.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

235

Republic Cement's integrated cement plant located in the town of Teresa, in the province of Rizal, on the outskirts of Metropolitan Manila, is now ready to serve its growing market with the recent increase in its production capacity following investment in another finish mill.

CRH Annual Report and Form 20-F | 2016

Stock Exchange Listings

CRH has a premium listing on the LSE and a secondary listing on the ISE.

ADSs, each representing one Ordinary Share, are listed on the NYSE. The ADSs are evidenced by ADRs issued by The Bank of New York Mellon (the ‘Depositary’) as Depositary under an

Amended and Restated Deposit Agreement dated 28 November 2006. The ticker symbol for the ADSs on the NYSE is CRH.

The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Ordinary Shares in euro on the ISE and in Pound Sterling on the LSE from 2012 through 17 February 2017. The table also sets forth, for the same periods, the high and low closing sale prices for the ADSs on the NYSE.

	Pound Sterling per Ordinary Share		euro per Ordinary Share		US Dollars per ADS
	High	Low	High	Low	High	Low
Calendar Year
2012	£14.09	£10.52	€16.79	€12.99	$22.20	$16.35
2013	£16.17	£12.15	€19.30	€14.68	$26.26	$19.56
2014	£17.88	£12.66	€21.82	€15.86	$29.72	$20.47
2015	£19.80	£14.71	€28.09	€18.73	$30.95	$22.51
2016	£28.30	£16.37	€32.96	€21.00	$35.18	$23.72

2015
First Quarter	£18.52	£14.71	€25.62	€18.73	$28.47	$22.51
Second Quarter	£19.27	£17.45	€27.10	€24.01	$30.17	$26.18
Third Quarter	£19.69	£17.00	€28.09	€22.97	$30.95	$25.76
Fourth Quarter	£19.80	£17.11	€27.94	€23.09	$29.75	$26.34

2016
First Quarter	£19.86	£16.37	€26.37	€21.00	$28.47	$23.72
Second Quarter	£21.85	£19.40	€27.47	€23.32	$31.49	$26.54
Third Quarter	£26.07	£20.96	€30.90	€24.52	$34.04	$27.64
Fourth Quarter	£28.30	£25.51	€32.96	€28.65	$35.18	$31.60

Recent Months
September 2016	£26.07	£24.49	€30.90	€29.01	$34.04	$32.14
October 2016	£27.23	£25.81	€30.61	€29.11	$33.72	$32.30
November 2016	£28.12	£25.51	€32.50	€28.65	$35.18	$31.60
December 2016	£28.30	£25.75	€32.96	€30.65	$34.62	$32.54
January 2017	£28.95	£27.54	€34.03	€32.05	$36.59	$33.66
February 2017 (through 17 February 2017)	£28.49	£27.16	€33.05	€31.78	$35.57	$34.07

Additional share price data
		2016			2015
	LSE	ISE	NYSE	LSE	ISE	NYSE
Share price at 31 December	£28.30	€32.96	$34.38	£19.71	€26.70	$28.82
Market capitalisation	£23.6bn	€27.4bn	$28.6bn	£16.2bn	€22.0bn	$23.7bn

For further information on CRH shares see note 29 to the Consolidated Financial Statements.

CRH Annual Report and Form 20-F | 2016

Ownership of Ordinary Shares

Shareholdings as at 31 December 2016
	Number of shares
Geographic location (i)	held ‘000s	% of total

United Kingdom	271,839	32.64

North America	249,205	29.93

Europe/Other	155,877	18.72

Retail	131,103	15.74

Ireland	24,675	2.96

Treasury (ii)	83	0.01

	832,782	100

(i)	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

(ii)	As detailed in note 29 to the Consolidated Financial Statements.

			Number
	Number of	% of	of shares	% of
Holdings	shareholders	total	held ‘000s	total

1 - 1,000	14,390	60.28	4,605	0.55

1,001 - 10,000	7,691	32.22	22,722	2.73

10,001 - 100,000	1,267	5.31	38,089	4.57

100,001 - 1,000,000	393	1.64	124,743	14.98

Over 1,000,000	131	0.55	642,623	77.17

	23,872	100	832,782	100

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights.

As at 28 February 2017, the Company had received notification of certain interests in its Ordinary Share capital that were equal to, or in excess of, 3%. These interests are presented in Corporate Governance – Substantial Holdings on page 70.

Purchases of Equity Securities by the Issuer and Affiliated Persons

Other than the 81,457 and 86,464 shares purchased on the open market by the Employee Benefit Trust in March and August 2016 respectively (2015: 95,843 in December), there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2016. Shares purchased by the Employee Benefit Trust were purchased at a price of €24.38 (£18.88) and €29.80 (£25.46) respectively per share (2015: €26.74 (£19.79)).

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

CRH Annual Report and Form 20-F | 2016

Dividends

The Company has paid dividends on its Ordinary Shares in respect of each fiscal year since the formation of the Group in 1970. Dividends are paid to shareholders on the Register of Members on the record date for the dividend. Record dates are set by the LSE and the ISE. An interim dividend is normally declared by the Board of Directors in August of each year and is generally paid in October. A final dividend is normally recommended by the Board of Directors following the end of the fiscal year to which it relates and, if approved by the shareholders at an AGM, is generally paid in May of that year.

The payment of future cash dividends will be dependent upon future earnings, the financial condition of the Group and other factors.

The below table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per ADS using the FRB Noon Buying Rate on the date of payment. An interim dividend of 18.8c was paid in respect of Ordinary Shares on 4 November 2016. The final dividend, if approved at the forthcoming AGM of shareholders to be held on 27 April 2017, will be paid on 5 May 2017 to shareholders on the Register of Members as at the close of business on 10 March 2017 and will bring the full-year dividend for 2016 to 65.0c.

The proposed final dividend has been translated using the FRB Noon Buying Rate on 17 February 2017.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Capita Asset Services (the ‘Registrars’). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from the Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in the Republic of Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to their bank account, by electronic funds transfer, can do so by logging on to www.capitashareportal.com, selecting CRH and registering for the share portal (the ‘Share Portal’). Shareholders should note that they will need to have their Investor Code (found on their share certificate), and follow the instructions online to register.

Alternatively shareholders can complete a paper dividend mandate form and submit it to the Registrars. A copy of the form can be obtained by logging onto the Registrar’s share portal and following the instructions as set out under Registrars on page 247. Tax vouchers will continue to be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Pound Sterling and US Dollars to shareholders whose shares are not held in the CREST system (see page 239) and whose address, according to the Share Register, is in the UK and the US respectively, unless they require otherwise.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

Shareholders have the option of taking their dividend in the form of shares under the Company’s Scrip Dividend Scheme.

	euro cent per Ordinary Share			Translated into US cents per ADS
Years ended 31 December	Interim	Final	Total	Interim	Final	Total

2012	18.50	44.00	62.50	24.09	57.18	81.27

2013	18.50	44.00	62.50	25.52	60.54	86.06

2014	18.50	44.00	62.50	23.45	49.46	72.91

2015	18.50	44.00	62.50	19.88	50.25	70.13

2016	18.80	46.20 (i)	65.00	20.91	49.04 (i)	69.95

(i)	Proposed

CRH Annual Report and Form 20-F | 2016

Share Plans

The Group operates share option schemes, performance share plans, share participation schemes and savings-related share option schemes (the ‘Schemes’) for eligible employees in all regions where the regulations permit the operation of such schemes. A brief description of the Schemes is outlined below. Shares issued (whether by way of the allotment of new shares or the reissue of Treasury Shares) in connection with the Schemes rank pari passu in all respects with the Ordinary and Income shares of the Company.

2000 Share Option Schemes

At the AGM held on 3 May 2000, shareholders approved the adoption of Share Option Schemes (the ‘2000 Share Option Schemes’) to replace schemes which were approved in May 1990. The 2000 Share Option Schemes were replaced by new schemes in May 2010 (see below).

Details of the performance criteria applicable to options granted under the 2000 Share Option Schemes are contained in the Directors’ Remuneration Report in table 29 on pages 90 to 91.

Options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant. Benefits under the schemes are not pensionable.

2010 Share Option Schemes

At the AGM held on 5 May 2010, shareholders approved the adoption of new share option schemes to replace the schemes which were approved in May 2000 (see above). Following the approval by shareholders of the 2014 Performance Share Plan (see below), no further awards will be granted under the 2010 Share Option Schemes. Consequently, the last award under the 2010 Share Option Schemes was made in 2013.

The 2010 Share Option Schemes are based on one tier of options with a single vesting test. The performance criteria for the 2010 Share Option Schemes are EPS-based. Vesting only occurs once an initial performance target has been reached and, thereafter, is dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee also considers the overall results of the Group. Please see table 29 on pages 90 to 91 for more details.

Subject to the achievement of the EPS performance criteria, options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant. Benefits under the schemes are not pensionable.

2010 Savings-related Share Option Schemes

At the AGM held on 5 May 2010, shareholders approved the adoption of savings-related share option schemes (the ‘2010 Savings-related Share Option Schemes’) to replace the 2000 Savings-related Share Option Schemes.

All employees of a participating subsidiary in the Republic of Ireland or the UK, who have satisfied a required qualifying period, are invited to participate in this scheme.

Eligible employees who wish to participate in the scheme enter into a savings contract with a nominated savings institution, for a three or a five-year period, to save a maximum of €500 or Stg£500, as appropriate, per month.

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

At 17 February 2017, 563,998 Ordinary Shares have been issued* pursuant to the 2010 Savings-related Share Option Schemes to date.

Share Participation Schemes

At the AGM on 13 May 1987, shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes.

At 17 February 2017, 7,729,412 Ordinary Shares have been issued* pursuant to the Share Participation Schemes.

2014 Performance Share Plan

The 2014 Performance Share Plan was approved by shareholders at the AGM on 7 May 2014. It replaces the 2010 Share Option Schemes and the 2006 Performance Share Plan. See the 2016 Directors’ Remuneration Report on page 81 for more details.

Restricted Share Plan

In 2013, the Board approved the adoption of the 2013 Restricted Share Plan. Under the rules of the 2013 Restricted Share Plan, certain senior executives (excluding executive Board Directors) can receive conditional awards of shares. As (i) executive Directors are excluded from awards and (ii) no shares are allotted or reissued to satisfy the awards, the listing rules of the LSE and ISE do not require shareholder approval for the 2013 Restricted Share Plan.

During 2016, the Employee Benefit Trust purchased 86,464 shares on behalf of CRH plc in respect of awards under the 2013 Restricted Share Plan.

*  Whether by way of the allotment of new shares or the reissue of Treasury Shares.

CRH Annual Report and Form 20-F | 2016

American Depositary Shares

Fees and charges payable by a

holder of ADSs.

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

Fees and direct and indirect

payments made by the

Depositary to the Company

Category of expense reimbursed to the Company	Amount reimbursed for the year ended
31 December 2016

New York Stock Exchange listing fees	$59,500

Investor relations expenses	$42,147

Total	$101,647

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2016:

Category of expense waived or paid	Amount reimbursed for the year ended
directly to third parties	31 December 2016

Printing, distribution and administration costs paid directly to third parties in connection with United States shareholder communications and Annual General Meeting related expenses in connection with the American Depositary Share programme*	$459

Total	$459

* During 2016, $459 was paid by the Depositary to third parties, relating to services provided in 2016.

The Depositary has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2016 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $102,106. This table sets forth the category of expense that the Depositary has agreed to reimburse to the Company and the amounts reimbursed for the year ended 31 December 2016.

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS programme and has paid certain expenses directly to third parties on behalf of the Company.

Under certain circumstances, including removal of the Depositary or termination of the ADS programme by the Company before November 2021, the Company is required to repay the Depositary, up to a maximum of $250,000, the amounts waived, reimbursed and/or expenses paid by the Depositary to or on behalf of the Company.

CRH Annual Report and Form 20-F | 2016

Taxation

The following summary outlines the material aspects of US federal income and Republic of Ireland tax law regarding the ownership and disposition of Ordinary Shares or ADSs. Because it is a summary, holders of Ordinary Shares or ADSs are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, investors that hold Ordinary Shares or ADSs as part of a wash sale for tax purposes or investors whose functional currency is not the US Dollar), some of which may be subject to special rules. In addition, if a partnership holds the Ordinary Shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. Holders of Ordinary Shares or ADSs are advised to consult their tax advisors with respect to US federal, state and local, Republic of Ireland and other tax consequences of owning and disposing of Ordinary Shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Income Tax Treaty (as defined below) in respect of their investment in the Ordinary Shares or ADSs.

The statements regarding US and Irish laws set forth below are based, in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their terms.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed US Treasury regulations, published rulings and court decisions, and the laws of the Republic of Ireland all as currently in effect, as well as the Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the ‘Income Tax Treaty’). These laws are subject to change, possibly on a retroactive basis.

In general, holders of ADSs will be treated as the owners of Ordinary Shares represented thereby for the purposes of the Income Tax Treaty and for US federal income tax purposes. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to US federal income or Irish tax.

As used herein, the term “US holder” means a beneficial owner of an Ordinary Share or ADS who (i) is a US citizen or resident, a US corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, and (ii) is not a resident of, or ordinarily resident in, the Republic of Ireland for purposes of Irish taxes.

Taxation of Dividends Paid to United States Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from the Company. On the payment of dividends, the Company is obliged to withhold DWT. The statutory rate at present is 20% of the dividend payable. Dividends paid by the Company to a US tax resident individual will be exempt from DWT, provided the following conditions are met:

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

3.	the individual provides the Company with a certificate of tax residency from the US tax authorities

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
2.	the recipient company is not tax resident in Ireland; and

3.	the recipient company provides a declaration to the Company, which states that it is entitled to an exemption from DWT, on the basis that it meets the condition in (1) above at the time of making the declaration, and that it will notify the Company when it no longer meets the condition in (1) above

For US federal income tax purposes, and subject to the passive foreign investment company (PFIC) rules discussed on page 244, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

Dividends paid by CRH will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

CRH Annual Report and Form 20-F | 2016

Taxation - continued

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

Capital Gains Tax

A US holder will not be liable for Irish tax on gains realised on the sale or other disposition of Ordinary Shares or ADSs unless the Ordinary Shares or ADSs are held in connection with a trade or business carried on by such holder in the Republic of Ireland through a branch or agency. A US holder will be liable for US federal income tax on such gains in the same manner as gains from a sale or other disposition of any other shares in a company.

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

Additional United States Federal Income Tax Considerations

The Company believes that Ordinary Shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company is treated as a PFIC and you are a US holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realise on the sale or other disposition of your Ordinary Shares or ADSs and any excess distribution that the Company makes to you. Generally, any such gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADSs, the amount allocated to the taxable year in which you realised the gain or received the excess distribution, or to prior years before the first year in which we were a PFIC with respect to you, will be taxed as ordinary income, the amount allocated to each prior year will be generally taxed as ordinary income at the highest tax rate in effect for each other such year, and an interest charge will be applied to any tax attributable to such gain or excess distribution for the prior years. With certain exceptions, Ordinary Shares or ADSs will be treated as stock in a PFIC if the company was a PFIC at any time during the investor’s holding period in the Ordinary Shares or ADSs. In addition, dividends that you receive from the Company will not constitute qualified dividend income to you if the Company is deemed to be a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

CRH Annual Report and Form 20-F | 2016

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

Objects and Purposes

CRH is incorporated under the name CRH public limited company and is registered in Ireland with registered number 12965. Clause 4 of CRH’s Memorandum of Association provides that its objects include the business of an investment holding company. Clause 4 also sets out other objects including the business of quarry masters and proprietors and lessees and workers of quarries, sand and gravel pits, mines and the like generally; the business of road-makers and contractors, building contractors, builders merchants and providers and dealers in road making and building materials, timber merchants; and the carrying on of any other business calculated to benefit CRH. The memorandum grants CRH a range of corporate capabilities to effect these objects.

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

•	the giving of security or indemnity with respect to money lent or obligations taken by the Director at the request or for the benefit of the Company;

•	the giving of security or indemnity to a third party with respect to a debt or obligation of the Company which the Director has assumed responsibility for under a guarantee, indemnity or the giving of security;

•	any proposal under which the Director is interested concerning the underwriting of Company shares, debentures or other securities;

•	any other proposal concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder or otherwise) provided that the Director is not the holder of 1% or more of the voting interest in the shares of such company; and

•	proposals concerning the modification of certain retirement benefits under which the Director may benefit and which have been approved or are subject to approval by the Irish Revenue Commissioners

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

The Company in general meeting from time to time determines the fees payable to the Directors. The Board may grant special remuneration to any of its number who being called upon, shall render any special or extra services to the Company or go or reside abroad in connection with the conduct of any of the affairs of the Company.

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

CRH Annual Report and Form 20-F | 2016

Memorandum and Articles of Association - continued

Variation in Class Rights

Subject to the provisions of the Companies Act 2014, the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares.

Issue of Shares

Subject to the provisions of the Companies Act 2014 and the Articles of Association, the issue of shares is at the discretion of the Directors.

Dividends

Shareholders may by ordinary resolution declare final dividends and the Directors may declare interim dividends but no final dividend may be declared in excess of the amount recommended by the Directors and no dividend may be paid otherwise than out of income available for that purpose in accordance with the Companies Act 2014. There is provision to offer scrip dividends in lieu of cash. The preference shares rank for fixed rate dividends in priority to the Ordinary and Income Shares for the time being of the Company. Any dividend which has remained unclaimed for 12 years from the date of its declaration shall, if the Directors so decide, be forfeited and cease to remain owing by the Company.

Meetings

Shareholder meetings may be convened by majority vote of the Directors or requisitioned by shareholders holding not less than 5% of the voting rights of the Company. A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 clear days’ notice in writing must be given, requires the affirmative vote of at least 75% of the votes cast.

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

CRH Annual Report and Form 20-F | 2016

General Information

Electronic Communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report and Form 20-F to shareholders electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of general meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting the Registrars.

CRH Website

Information on or accessible through our website, www.crh.com, other than the item identified as the Annual Report and Form 20-F, does not form part of and is not incorporated into the Company’s Annual Report on Form 20-F as filed with the SEC (the ‘Form 20-F’). References in this document to other documents on the CRH website, such as the CRH Sustainability Report, are included only as an aid to their location and are not incorporated by reference into the Form 20-F. The Group’s website provides the full text of the Form 20-F, which is filed annually with the SEC, interim reports, trading updates, copies of presentations to analysts and investors and circulars to shareholders. News releases are made available, in the News & Events section of the website, immediately after release to the Stock Exchanges.

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2017 AGM electronically by accessing the Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the AGM.

Registrars

Enquiries concerning shareholdings should be addressed to the Registrars:

Capita Asset Services,

P.O. Box 7117,

Dublin 2, Ireland.

Telephone: +353 (0) 1 553 0050

Fax: +353 (0) 1 224 0700

Website: www.capitaassetservices.com

Shareholders with access to the internet may check their accounts by logging onto www.capitashareportal.com, selecting CRH plc and registering for the share portal. Shareholders should note that they will need to have their Investor Code (found on their share certificate) and follow the instructions online to register. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, appoint proxies electronically and download standard forms required to initiate changes in details held by the Registrars. Shareholders will need to register for a User ID before using some of the services.

Financial Calendar

Announcement of final results for 2016	1 March 2017

Ex-dividend date	9 March 2017

Record date for dividend	10 March 2017

Latest date for receipt of scrip forms	19 April 2017

Annual General Meeting	27 April 2017

Dividend payment date and first day of dealing in scrip dividend shares	5 May 2017

Further updates to the calendar can be found on www.crh.com

American Depositary Receipts

The ADR programme is administered by the Bank of New York Mellon and enquiries regarding ADRs should be addressed to:

BNY Mellon Shareowner Services,

P.O. Box 30170, College Station,

TX 77842-3170, U.S.A.

Telephone: Toll Free Number

US residents: 1-888-269-2377

International: +1 201-680-6825

E-mail: shrrelations@cpushareownerservices.com

Website:www.mybnymdr.com

Frequently Asked Questions (FAQs)

The Group’s website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividend payments, electronic communications and shareholder rights. The FAQs can be accessed in the Investors section of the website under “Equity Investors”.

Exchange Controls

Certain aspects of CRH’s international monetary operations outside the European Union were, prior to 31 December 1992, subject to regulation by the Central Bank of Ireland. These controls have now ceased. There are currently no Irish foreign exchange controls, or other statute or regulations that restrict the export or import of capital, that affect the remittance of dividends, other than dividend withholding tax on the Ordinary Shares, or that affect the conduct of the Company’s operations.

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 3 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – External Auditors on page 64.

Documents on Display

It is possible to read and copy documents referred to in this Form 20-F, that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and, for most recent CRH periodic filings only, at the Internet World Wide Web site maintained by the SEC at www.sec.gov.

247

Paulsen Group, part of CRH's Europe Distribution Division, is a specialist distributor of sanitary, heating and plumbing products in northern Germany. Paulsen operates a network of 55 locations which includes nine state-of-the-art showrooms, such as this one, in the city of Kiel, Germany.

CRH Annual Report and Form 20-F | 2016

Principal Subsidiary Undertakings

as at 31 December 2016

Europe Heavyside

Incorporated		% held	Products and services
and operating in

	Douterloigne N.V.	100	Concrete floor elements, pavers and blocks

	Ergon N.V.	100	Precast concrete and structural elements

	Marlux N.V.	100	Concrete paving and landscaping products

	Oeterbeton N.V.	100	Precast concrete

	Prefaco N.V.	100	Precast concrete structural elements

Belgium	Remacle S.A.	100	Precast concrete products

	Schelfhout N.V.	100	Precast concrete wall elements

	Stradus Infra N.V.	100	Concrete paving and landscaping products

	Stradus Aqua N.V.	100	Concrete paving, sewerage and water treatment

	VVM N.V.	100	Cement transport and trading, readymixed concrete, clinker grinding

	Northstone (NI) Limited (including Farrans	100	Aggregates, readymixed concrete, mortar, coated macadam,

	Construction Limited, Materials and Cubis divisions)		rooftiles, building and civil engineering contracting

	Premier Cement Limited	100	Marketing and distribution of cement

Britain & Northern Ireland	Tarmac Aggregates Limited	100	Aggregates, asphalt, readymixed concrete and contracting
	Tarmac Building Products Limited	100	Building products

	Tarmac Cement and Lime Limited	100	Cement and lime

	Tarmac Trading Limited	100	Aggregates, asphalt, cement, readymixed concrete and contracting

Denmark	Betongruppen RBR A/S	100	Concrete paving manufacturer
	CRH Concrete A/S	100	Structural concrete products

Finland	Finnsementti Oy	100	Cement
	Rudus Oy	100	Aggregates, readymixed concrete and concrete products

	Eqiom	99.99	Aggregates, asphalt, cement and readymixed concrete

	L’industrielle du Béton S.A.*	100	Structural concrete products

France & La Réunion	Marlux	100	Concrete paving manufacturer
	Stradal	100	Utility and infrastructural concrete products

	Teralta Ciment Reunion*	82.90	Cement

	Teralta Granulat Beton Reunion*	93.33	Aggregates, readymixed concrete

Germany	EHL AG	100	Concrete paving and landscape walling products
	Opterra GmbH	100	Cement

Hungary	CRH Magyarország Kft.	100	Cement and readymixed concrete
	Ferrobeton Beton-és Vasbetonelem gyártó Zrt.	100	Precast concrete structural elements

	Irish Cement Limited	100	Cement

	Clogrennane Lime Limited	100	Burnt and hydrated lime

Ireland	Roadstone Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing

	Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements

	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates

Netherlands	CRH Structural Concrete B.V.	100	Precast concrete structural elements

	Dycore B.V.	100	Concrete flooring elements

	Struyk Verwo Groep B.V.	100	Concrete paving products

CRH Annual Report and Form 20-F | 2016

Europe Heavyside
Incorporated		% held	Products and services
and operating in

	Bosta Beton Sp. z o.o.	90.30	Readymixed concrete

	CRH Klinkier Sp. z o.o.	100	Clay brick manufacturer

	Drogomex Sp. z o.o.*	99.94	Asphalt and contract surfacing

	Grupa Ożarów S.A.	100	Cement

Poland	Grupa Silkaty Sp. z o.o.	100	Sand-lime bricks

	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing

	Polbruk S.A.	100	Readymixed concrete and concrete paving

	Trzuskawica S.A.	100	Production of lime and lime products

	CRH Agregate Betoane S.A.	98.59	Readymixed concrete

Romania	CRH Ciment (Romania) S.A.	98.62	Cement

	Elpreco S.A.	100	Architectural concrete products

	Ferrobeton Romania SRL	100	Structural concrete products

Serbia	CRH (Srbija) d.o.o.	100	Cement

Slovakia	CRH (Slovensko) a.s.	99.70	Cement and readymixed concrete
	Premac, spol. s.r.o.	100	Concrete paving and floor elements

Spain	Beton Catalan S.A.	100	Readymixed concrete
	Cementos Lemona S.A.	98.75	Cement

Switzerland	JURA-Holding AG	100	Cement, aggregates and readymixed concrete

Ukraine	LLC Cement*	100	Cement and clinker grinding
	PJSC Mykolaivcement	99.27	Cement
	Podilsky Cement PJSC	99.60	Cement

Europe Lightside

Australia	Ancon Building Products Pty Ltd	100	Construction accessories

Belgium	Plakabeton N.V.	100	Construction accessories

	Ancon Limited	100	Construction accessories

Britain & Northern Ireland	Anchor Bay Construction Products Limited*	100	Construction accessories
	CRH Fencing & Security Group (UK) Limited	100	Security fencing

	Security Windows Shutters Limited	100	Physical security, industrial and garage doors, roofing systems

France	Plaka Group France S.A.S.	100	Construction accessories

	Alulux GmbH*	100	Roller shutter and awning systems

	ERHARDT Markisenbau GmbH*	100	Roller shutter and awning systems

Germany	Halfen GmbH	100	Construction accessories

	Heras Deutschland GmbH	100	Security fencing and access control

	Tenbrink Rolladensysteme GmbH	100	Roller shutter and awning systems

Ireland	Cubis Industries Limited	100	Supplier of access chambers and ducting products

Netherlands	B.V. Aluminium Verkoop Zuid	100	Roller shutter and awning systems
	Heras B.V.	100	Security fencing and perimeter protection

Sweden	Heras Stängsel AB	100	Security fencing

Switzerland	F.J. Aschwanden AG*	100	Construction accessories

United States	Halfen USA Inc.	100	Construction accessories

CRH Annual Report and Form 20-F | 2016

Principal Subsidiary Undertakings - continued

as at 31 December 2016

Europe Distribution
Incorporated		% held	Products and services
and operating in

Austria	Quester Baustoffhandel GmbH	100	Builders merchants

	Creyns N.V.	100	Builders merchants

	Halschoor BVBA	100	Builders merchants

	Lambrechts N.V.	100	Builders merchants

Belgium	Sax Sanitair N.V.	100	Sanitary ware, heating and plumbing

	Schrauwen Sanitair en Verwarming N.V.	100	Sanitary ware, heating and plumbing

	Van Den Broek BVBA	100	Builders merchants

	Van Neerbos België N.V.	100	DIY stores

	CRH Ile-de-France Distribution*	100	Builders merchants

France	CRH Normandie Distribution	100	Builders merchants

	CRH TP Distribution	100	Builders merchants

Germany	Andreas Paulsen GmbH	100	Sanitary ware, heating and plumbing
	BauKing AG	100	Builders merchants, DIY stores

	CRH Bouwmaten B.V.	100	Cash & Carry building materials

Netherlands	BMN |Bouwmaterialen B.V.	100	Builders merchants

	Van Neerbos Bouwmarkten B.V.	100	DIY stores

	BR Bauhandel AG (trading as BauBedarf and Richner)	100	Builders merchants, sanitary ware and ceramic tiles

Switzerland	Gétaz Romang Services SA (trading as Gétaz Romang and Miauton)	100	Builders merchants

	Regusci Reco S.A. (trading as Regusci and Reco)	100	Builders merchants

CRH Annual Report and Form 20-F | 2016

Americas Materials
Incorporated		% held	Products and services
and operating in

Canada	CRH Canada Group Inc.	100	Aggregates, asphalt, cement and readymixed concrete and provider of construction services

	APAC Holdings, Inc. and Subsidiaries	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities

	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Eugene Sand Construction, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities

	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities

	Oldcastle Materials, Inc.	100	Holding company

	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

United States	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	P.J. Keating Company	100	Aggregates, asphalt and related construction activities

	Preferred Materials Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities

	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities

	The Shelly Company	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities

	Trap Rock Industries, LLC*	60	Aggregates, asphalt and related construction activities

	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

	CRH Brasil Participações S.A.	100	Holding company

Brazil	CRH Cantagalo Indústria de Cimentos S.A.	100	Cement

	CRH Sudeste Indústria de Cimentos S.A	100	Cement

CRH Annual Report and Form 20-F | 2016

Principal Subsidiary Undertakings - continued

as at 31 December 2016

Americas Products
Incorporated		% held	Products and services
and operating in

Canada	Oldcastle BuildingEnvelope™Canada, Inc.	100	Custom fabricated and tempered glass products and curtain wall
	Oldcastle Building Products Canada, Inc. (trading as Techniseal, Expocrete Concrete Products, Groupe Permacon, Oldcastle Enclosure Solutions and Transpavé)	100	Specialty masonry, hardscape and patio products, utility boxes and trench systems

	Americas Products & Distribution, Inc.	100	Holding company

	CRH America, Inc.	100	Holding company

	C.R. Laurence Co., Inc.	100	Fabrication and distribution of custom hardware products for the glass industry

	Meadow Burke, LLC	100	Concrete accessories

	Oldcastle, Inc.	100	Holding company

	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products and Trenwyth Industries)	100	Specialty masonry, hardscape and patio products

United States	Oldcastle APG South, Inc. (trading principally as Adams Products, Georgia Masonry Supply, Northfield Block Company, Anchor Block and Oldcastle Coastal)	100	Specialty masonry, hardscape and patio products

	Oldcastle APG West, Inc. (trading principally as Amcor Masonry Products, Central Pre-Mix Concrete Products, Jewell Concrete, Miller Rhino Materials, Sierra Building Products and Superlite Block)	100	Specialty masonry and stone products, hardscape and patio products

	Oldcastle Architectural, Inc.	100	Holding company

	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass

	Oldcastle Building Products, Inc.	100	Holding company

	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone

	Oldcastle Precast, Inc.	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

Americas Distribution

United States	Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs, acoustical tile and grid
	Oldcastle Distribution, Inc.	100	Holding company

Asia

Philippines (i)	Republic Cement & Building Materials, Inc.	40	Cement
	Luzon Continental Land Corporation	40	Cement and Building Materials

(i) 55% economic interest in the combined Philippines business (see note 31 to the Consolidated Financial Statements).

CRH Annual Report and Form 20-F | 2016

Principal Equity Accounted Investments

as at 31 December 2016

Europe Heavyside
Incorporated		% held	Products and services
and operating in

Ireland	Kemek Limited*	50	Commercial explosives

Europe Distribution

France	Samse S.A.*	21.13	Builders merchants and DIY stores

Netherlands	Bouwmaterialenhandel de Schelde B.V.	50	DIY stores
	Intergamma B.V.	47.83	DIY franchisor

Portugal	Modelo Distribuição de Materials de Construção S.A.*	50	DIY stores

Asia

China	Jilin Yatai Group Building Materials Investment Company Limited*	26	Cement

India	My Home Industries Limited	50	Cement

Americas Materials

	American Asphalt of West Virginia, LLC*	50	Asphalt and related construction activities

	American Cement Company, LLC*	50	Cement

	Buckeye Ready Mix, LLC*	45	Readymixed concrete

United States	Cadillac Asphalt, LLC*	50	Asphalt

	HMA Concrete, LLC*	50	Readymixed concrete

	Piedmont Asphalt, LLC*	50	Asphalt

	Southside Materials, LLC*	50	Aggregates

* Audited by firms other than EY

Pursuant to Sections 314-316 of the Companies Act, 2014, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company’s Annual Return to be filed in the Companies Registration Office in Ireland.

CRH Annual Report and Form 20-F | 2016

Exhibits

The following documents are filed in the SEC’s EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website.

1.	Memorandum and Articles of Association.*

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.**

4.1	Share and asset purchase agreement among Holcim Limited, Lafarge S.A., CRH International, CRH Fünfte Vermögensverwaltungs GmbH and CRH plc.* †

4.2	Put and call options agreement among Lafarge Holdings (Philippines), Inc., Calumboyan Holdings, Inc., Round Royal, Inc., Southwestern Cement Ventures, Inc., CRH International and CRH plc.* †

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary undertakings and equity accounted investments (included on pages 250 to 255 of this Annual Report and Form 20-F).

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.***

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Governance Appendix.

15.3	2016 Directors’ Remuneration Policy.

99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2015 that was filed by the Company on 16 March 2016.
**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.
***	Furnished but not filed.
†	Certain terms omitted pursuant to a request for confidential treatment.

The total amount of long-term debt of the Registrant and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of CRH plc and its subsidiaries on a consolidated basis.

The Company agrees to furnish copies of any such instrument to the SEC upon request.

CRH Annual Report and Form 20-F | 2016

Cross Reference to Form 20-F Requirements

This table has been provided as a cross reference from the information included in this Annual Report and Form 20-F to the requirements of this 20-F.

			Page
PART I
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A	- Selected Financial Data	212
	B	- Capitalisation and Indebtedness	n/a
	C	- Reasons for the Offer and Use of Proceeds	n/a
	D	- Risk Factors	220
Item 4.	Information on the Company
	A	- History and Development of the Company	2, 3, 25, 27, 234
	B	- Business Overview	22, 28
	C	- Organisational Structure	234
	D	- Property, Plants and Equipment	217
Item 4A.	Unresolved Staff Comments		None
Item 5.	Operating and Financial Review and Prospects
	A	- Operating Results	8, 20, 213
	B	- Liquidity and Capital Resources	24, 25, 27, 216
	C	- Research and Development, Patent and Licences, etc.	235
	D	- Trend Information	9, 23
	E	- Off-Balance Sheet Arrangements	216
	F	- Tabular Disclosure of Contractual Obligations	216
	G	- Safe Harbor	97
Item 6.	Directors, Senior Management and Employees
	A	- Directors and Senior Management	59
	B	- Compensation	72
	C	- Board Practices	62
	D	- Employees	235
	E	- Share Ownership	92, 239
Item 7.	Major Shareholders and Related Party Transactions
	A	- Major Shareholders	70, 239
	B	- Related Party Transactions	194
	C	- Interests of Experts and Counsel	n/a
Item 8.	Financial Information
	A	- Consolidated Statements and Other	118-203
		Financial Information
		- Legal Proceedings	235
		- Dividends	240
	B	- Significant Changes	235
Item 9.	The Offer and Listing
	A	- Offer and Listing Details	238
	B	- Plan of Distribution	n/a
	C	- Markets	238
	D	- Selling Shareholders	n/a
	E	- Dilution	n/a
	F	- Expenses of the Issue	n/a

			Page

Item 10.	Additional Information
	A	- Share Capital	n/a
	B	- Memorandum and Articles of Association	245
	C	- Material Contracts	234
	D	- Exchange Controls	247
	E	- Taxation	243
	F	- Dividends and Paying Agents	n/a
	G	- Statements by Experts	n/a
	H	- Documents on Display	247
	I	- Subsidiary Information	250
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		216
Item 12.	Description of Securities Other than Equity Securities
	A	- Debt Securities	n/a
	B	- Warrants and Rights	n/a
	C	- Other Securities	n/a
	D	- American Depositary Shares	242

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies		None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None
Item 15.	Controls and Procedures		230
Item 16A.	Audit Committee Financial Expert		64
Item 16B.	Code of Ethics		70, 231
Item 16C.	Principal Accountant Fees and Services		64, 71, 247
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		239
Item 16F.	Change in Registrant’s Certifying Accountant		None
Item 16G.	Corporate Governance		230
Item 16H.	Mine Safety Disclosures		217

PART III

Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		118-203
Item 19.	Exhibits		256

CRH Annual Report and Form 20-F | 2016

Index

A
Accounting Policies	125
Acquisitions Committee	68
American Depositary Shares	242
Americas Distribution	50
Americas Materials	42
Americas Products	46
Annual General Meeting	100
Asia	54
Audit Committee	64
Auditors (Directors’ Report)	99
Auditor’s Remuneration (note 3)	64, 141
Auditor’s Report, Independent (US)	118

B
Balance Sheet, Consolidated	122
Balanced Portfolio	4
Board Approval of Financial Statements (note 33)	194
Board Committees	68
Board Effectiveness	67
Board of Directors	59
Board Responsibilities	68
Business and Non-Current Asset Disposals (note 4)	142
Business Combinations (note 30)	131, 188
Business Model	12
Business Overview	22
Business Performance	20

C
Capital and Financial Risk Management (note 21)	165
Cash and Cash Equivalents (note 22)	133, 169
Cash Flow, Operating	15

Cash Flow Statement, Consolidated	124
Chairman’s Introduction	5
Chief Executive’s Review	8
Communications with Shareholders	71
Company Secretary	71
Compliance and Ethics	70
Contractual Obligations	216
Corporate Governance Practices - NYSE	230
Corporate Governance Report	62
Cost Analysis (note 2)	140
CREST	239

D
Debt, Analysis of Net (note 20)	162
Deferred Income Tax
- expense (note 10)	129, 148
- assets and liabilities (note 26)	129, 175
Depreciation
- cost analysis (note 2)	140
- property, plant and equipment (note 13)	129, 152
- segment analysis (note 1)	137
Derivative Financial Instruments (note 24)	133, 171
Directors’ Emoluments and Interests (note 6)	143
Directors’ Interests in Share Capital	92
Directors’ Remuneration Report	72
Directors’ Report	96
Directors’ Share Options	90
Dividend Payments (Shareholder Information)	96, 240
Dividend per Share	1
Dividends (note 11)	134, 150

E
Earnings per Ordinary Share (note 12)	151
Employees, Average Number (note 5)	143
Employment Costs (note 5)	143
End-use Exposure	4
Equity Accounted Investments’ Profit, Share of (note 9)	148
Europe Distribution	38
Europe Heavyside	30
Europe Lightside	34
Exchange Rates	135
Exhibits	256

F
Finance Committee	68
Finance Costs and Finance Income (note 8)	147
Finance Director’s Review	23
Financial Assets (note 15)	130, 157
Financial Calendar	247
Financial Statements, Consolidated	120
Foreign Currency Translations	107, 229
Frequently Asked Questions	247

G
Gender Diversity	14, 69
Gobal Business	2
Going Concern	98
Governance	56
Greenhouse Gas Emissions	14
Guarantees (note 23)	170

H
Health & Safety	17

CRH Annual Report and Form 20-F | 2016

I
Income Statement, Consolidated	120
Income Tax Expense (note 10)	148
Intangible Assets (note 14)	132, 153
Inventories (note 16)	132, 158
Investor Relations Activities	71

K
Key Components of 2016 Performance	23
KPIs, Financial	15
KPIs, Non-Financial	14

L
Leases, Commitments Under Operating and Finance (note 28)	126, 132, 185

Listing Rule 9.8.4C	96
Loans and Borrowings, Interest- Bearing (note 23)	133, 169

M
Measuring Performance	14
Memorandum and Articles of Association	71, 245

N
Nomination and Corporate Governance Committee	67
Non-controlling Interests (note 31)	193
Non-GAAP Performance Measures	213
Notes on Consolidated Financial Statements	136

O
Operating Costs (note 2)	140
Operating Leases (note 28)	132, 185
Operating Profit Disclosures (note 3)	141

P
Pensions, Retirement Benefit Obligations (note 27)	127, 176
Principal Equity Accounted Investments	255
Principal Risks and Uncertainties	102
Principal Subsidiary Undertakings	250
Profit on Disposals (note 4)	142
Property, Plant and Equipment (note 13)	129, 152
Property, Plants and Equipment	217
Provisions for Liabilities (note 25)	128, 173
Proxy Voting, Electronic	247

R
Registrars	247
Regulatory Information	97
Related Party Transactions (note 32)	194
Remuneration Committee	75
Reserves	218
Retirement Benefit Obligations (note 27)	127, 176
Return on Net Assets (RONA)	15
Risk Governance	18
Risk Management and Internal Control	98, 230
Risk Factors	220

S
Sector Exposure and End-Use
- Americas Distribution	50
- Americas Materials	42
- Americas Products	46
- Asia	54
- Europe Distribution	38
- Europe Heavyside	30
- Europe Lightside	34
Segment Information (note 1)	130, 136
Selected Financial Data	212

Senior Independent Director	60
Share-based Payments (note 7)	131, 144
Share Capital and Reserves (note 29)	134, 185
Share Options
- Directors	90
- Employees (note 7)	144
Share Price Data	238
Shareholder Communication	71
Shareholdings as at 31 December 2016	70, 239
Statement of Changes in Equity, Consolidated	123
Statement of Comprehensive Income, Consolidated	121
Stock Exchange Listings	70, 238
Strategy	10
Substantial Holdings	70
Supplemental Guarantor Information (note 34)	195
Sustainability	16

T
Total Shareholder Return (TSR)	12, 15
Trade and Other Payables (note 18)	160
Trade and Other Receivables (note 17)	133, 158

V
Volumes, Annualised Production
- Americas Materials	43
- Americas Products	47
- Europe Heavyside	31
- Asia	54

W
Website	71, 247
Working Capital and Provisions for Liabilities, Movement in (note 19)	161

CRH Annual Report and Form 20-F | 2016

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company

(Registrant)

By:	/s/ S. Murphy
Senan Murphy
Finance Director

Dated: 10 March 2017

CRH plc

Belgard Castle

Clondalkin

Dublin 22

D22 AV61

Ireland

Telephone: +353 1 404 1000

E-mail: mail@crh.com

Website: www.crh.com

Registered Office

42 Fitzwilliam Square

Dublin 2

D02 R279

Ireland

Telephone: +353 1 634 4340

Fax: +353 1 676 5013

E-mail: crh42@crh.com

CRH® is a registered trade mark

of CRH plc.

Cover image: Car park at Bispebjerg Hospital, Copenhagen, Denmark, built from prefabricated concrete supplied by CRH business, Betonelement. Using 22,000m3 of slabs and panels, in addition to 900 tonnes of beams, columns and stairs, the Betonelement solution enabled project completion three months ahead of schedule.