Form 20-F
period 2017-12-31
CRH PUBLIC LTD CO
filed 2018-03-09
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended: December 31, 2017

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

Ordinary Shares/Income Shares of €0.34 each **	838,958,469
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

–

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  X   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  X  Accelerated filer  ☐  Non-accelerated filer  ☐  Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act Yes ☐ No X

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No X

THIS PAGE INTENTIONALLY LEFT BLANK

Our business

CRH manufactures and distributes a diverse range of superior building materials and products for the built environment. From foundations, to frame and roofing, to fitting out the interior space and improving the exterior aesthetic, to on-site works and infrastructural projects including roads and bridges, our materials and products are used extensively in construction projects of all sizes, all across the world.

Heavyside Materials

- Aggregates
- Cement
- Lime
- Asphalt
- Readymixed Concrete
- Precast Concrete

Lightside Products

- Architectural Products
- Glass and Glazing Systems
- Construction Accessories
- Shutters and Awnings
- Perimeter Protection
- Network Access Products

Building Materials Distribution

- General Builders Merchants
- Sanitary, Heating and Plumbing Outlets
- DIY Stores

This document constitutes the Annual Report and Financial Statements in accordance with Irish and UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for CRH plc for the year ended 31 December 2017. A cross reference to Form 20-F requirements is included on page 253.

The Directors' Statements (comprising the Statement of Directors' Responsibilities, the Viability Statement and the Directors' Compliance Statement on pages 98 to 100), the Independent Auditor's Report (on pages 110 to 117) and the Parent Company financial statements of CRH plc (on pages 200 to 205) do not form part of CRH's Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC).

Forward-Looking Statements
This document contains forward-looking statements, which by their nature involve risk and uncertainty. Please see Disclaimer/Forward-Looking Statements on page 97 for more information about these statements and certain factors that may cause them to prove inaccurate.

CRH is now the number one building materials company in Florida following its acquisition of Suwannee American Cement together with certain other materials assets, in 2017. This dry batch plant at Prestige Concrete Products, Port Manatee (south of Tampa), is one of 18 readymixed concrete plants acquired as part of the deal. Florida is one of the fastest growing states in the United States.

CRH at a glance

CRH plc is a leading global diversified building materials group, employing 85,000 people at over 3,600 operating locations in 32 countries worldwide.

CRH is the second largest building materials company worldwide and the largest in North America. The Group has leadership positions in Europe, where it is the largest heavyside materials business, as well as established strategic positions in the emerging economic regions of Asia and South America.

CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects.

A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE).

CRH’s market capitalisation at 31 December 2017 was approximately €25 billion.

Our Vision

To be the leading building materials business in the world

2017 Performance highlights

During 2017 the Americas Distribution segment was classified as discontinued operations under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations (refer to note 2 to the Consolidated Financial Statements for further information). Accordingly, all references to income statement data are on a continuing operations basis throughout the Overview, Strategy Review and Business Performance sections (pages 2 to 53), unless otherwise stated.

Visit our Investor Relations Centre www.crh.com/investors View Annual Report and Form 20-F Online www.crh.com/reports/2017-annual-report-20-f.pdf

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
▲	Details of how non-GAAP measures are calculated are set out on pages 210 to 213.
‡	Profit after tax and earnings per share are as reported in the Consolidated Income Statement on page 120.

CRH Annual Report and Form 20-F | 2017

Our Global Business in 2017

CRH’s global footprint spans 32 countries and over 3,600

operating locations, serving customers across the entire

building materials spectrum, on five continents, worldwide.

2 « Our discontinued operations Americas Distribution employed approximately 3,900 people, across over 200 locations in 31 US states in 2017.

CRH Annual Report and Form 20-F | 2017

3

CRH Annual Report and Form 20-F | 2017

Our Balanced Portfolio

Building a balanced portfolio is a core constituent of our strategy and a key determinant of value creation for CRH.

CRH Annual Report and Form 20-F | 2017

Chairman’s Introduction

Dear Shareholder,

I am pleased to report that 2017 was a year of further growth for CRH, with improvements in sales and profits in our Americas and Europe Divisions.

2017 has also been another significant year of development for CRH, with a total of 34 acquisition and investment transactions. In line with the Group’s strategy of continually pursuing value creation opportunities through the efficient allocation and reallocation of capital, in August we announced the divestment of our Americas Distribution business (Allied Building Products). The sale, to a highly respected industry player, for US$2.6 billion, was concluded in January 2018.

Subsequently, in late 2017, we acquired Suwannee American Cement together with certain other materials assets in Florida and announced an agreement to purchase Ash Grove Cement, a leading cement producer in the United States (US), which is due to close during 2018. Combined with the acquisition of Fels, a leading European lime producer, these transactions position the Group to pursue further growth opportunities in key markets.

As you would expect, financial discipline continued to be a key focus for the Board, with year-end net debt/EBITDA (as defined)*◆ cover remaining strong at 1.8x (2016: 1.7x). Further details on the performance of the Group, its strategy and business model are set out on pages 6 to 53.

Based on the performance in 2017, the Board is recommending a final dividend of 48.8c per share, which, if approved at the 2018 Annual General Meeting (AGM), will result in an increase in the full year dividend of 5% to 68.0c per share.

I look forward to the opportunity to update you further on the Group’s performance at the AGM, which will be held on Thursday, 26 April 2018. Notice of the AGM will be posted to shareholders on 28 March 2018 and is available on the CRH website.

Details in relation to the business of the meeting are set out in the Directors’ Report on pages 96 to 100.

The Governance section of the Report on pages 59 to 71 provides biographical details for each Director and details of the priorities and focus of the Board. In addition, this section contains important updates in relation to board renewal and diversity, the tendering of CRH’s external audit, the implementation of CRH’s remuneration policy and shareholder engagement.

In August, Maeve Carton retired from the Board and CRH. Maeve joined CRH in 1988, joined the Board in 2010 and held a number of senior executive roles, including Finance Director and Group Transformation Director. Throughout her exemplary career with the Group, she contributed to the development and progress of CRH, and we wish her well in her retirement.

In December 2017, Ernst Bärtschi resigned from the Board. Ernst joined the Board in October 2011. Over his two terms of three years as a non-executive Director and, in particular, as Chairman of the Audit Committee since September 2013, Ernst committed significant time and effort to CRH. I would like to thank him for his exemplary service and I wish him every success in the future.

I am delighted that Richie Boucher will join the Board with effect from 1 March 2018. I believe that he will be an excellent addition and I look forward to working with him.

I would like to express my appreciation to my non-executive colleagues on the Board for their input and time commitment in 2017.

Finally, on behalf of the Board, I would like to thank the CRH management team, led by Albert Manifold, for the progress and significant achievements made over the past year.

Nicky Hartery

Chairman

28 February 2018

Financial discipline continued to be a key focus for the Board Nicky Hartery, Chairman

  * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

 ◆  Net debt/EBITDA (as defined)* from continuing and discontinued operations is a non-GAAP measure as defined on page 212. The GAAP figures that are most directly comparable to the components of net debt/EBITDA (as defined)* include: interest-bearing loans and borrowings (2017: €7,976 million; 2016: €7,790 million) and profit after tax (2017: €1,919 million; 2016: €1,270 million). Details of how non-GAAP measures are calculated are set out on pages 210 to 213.

5

Precast concrete vaults, used in solar energy production facilities, are designed and produced by Oldcastle Precast, part of CRH Americas Products Division, in Chandler, Arizona. The vaults are used to speed up the installation of large scale utility solar power generating plants. Renewable energy production is a leading end-use market for Oldcastle Precast's Southwest region, with specialised products also being shipped across the US.

Strategy Review

Chief Executive’s Review	8

Strategy	10

Business Model	12

Measuring Performance	14

Sustainability	16

Risk Governance	20

CRH Annual Report and Form 20-F | 2017

Chief Executive’s Review†

At CRH, one of the key factors in our success, is a proven track record in taking the right step forward at the right time. For almost 50 years, the Group has carefully taken each of the steps that have built CRH into the global leader it is today. With a portfolio balanced across geography, sector and end-use, our businesses serve the needs of customers right across the building materials spectrum. In doing so, we create new opportunities for growth, while preserving existing shareholder value.

In 2017, we continued to focus on identifying, acquiring and integrating businesses that enhance and add value to our existing portfolio. We also pursued opportunities to reallocate capital from low growth to high growth areas. This included our decision to crystallise the value we had built up in our Americas Distribution business, where we saw limited prospects for further growth. Instead, through our acquisition of Suwannee American Cement together with certain other materials assets in Florida, and our agreement to purchase Ash Grove Cement, we are investing in cement and aggregates businesses in the South of the US and west of the Mississippi, where there is a broader base, high population growth, and thus, high demand.

We also maintained our emphasis on continuous improvement across our existing businesses through operational and commercial excellence initiatives. With this dual approach to developing our business, we continued to make progress towards our goal of making CRH the leading building materials business in the world and a leading global industrial company.

Performance Highlights

The Group delivered a strong performance again in 2017 with revenues increasing 2% to €25.2 billion, driven primarily by the continuing strength of the economy in the US, along with ongoing recovery in our key European markets.

Good profit growth continued, with the Group generating record EBITDA (as defined)* of €3.3 billion, from continuing and discontinued operations, a 6% increase on the previous year (2016: €3.1 billion), despite significant currency and weather headwinds. Profit after tax‡ increased 51% to €1.9 billion (2016: €1.3 billion).

Our continued focus on performance initiatives, along with improvements in pricing in certain key markets, resulted in strong operational leverage, which saw a further increase in margins and returns. Return on Net Assets (RONA)∎ for the year improved from 9.7% in 2016 to 10.6%.

Despite significant acquisition activity, net debt/EBITDA (as defined)* remained strong at 1.8x (2016: 1.7x).

Earnings per share (EPS)‡ for the year advanced 51% to 226.8c (2016: 150.2c) and the Board has proposed to increase the dividend to 68.0c per share, an increase of 5% compared with last year’s level of 65.0c per share.

Operational Highlights

Overall trading conditions across all Divisions remained broadly positive. In the Americas, where total sales increased 4% to €12.3 billion, a strong US economy with good momentum in the residential and non-residential market segments, underpinned increased revenues.

In our Americas Materials Division, revenues increased 5% to €8.0 billion. Infrastructure activity remained stable in our markets, while our Americas Products Division benefited from stable market fundamentals in southern and western US states.

Despite the impact of significant weather headwinds, the trading environment in the US remained positive overall, with volume growth achieved.

In Europe, where overall sales increased 1% to €12.5 billion, our Heavyside Materials Division benefited from increased demand in certain key markets as the European economy continued to recover at a modest pace. Challenges remained in Switzerland, while in the United Kingdom (UK), despite uncertainty around the impact of Brexit, the performance of our materials business, Tarmac, remained resilient.

Our European Lightside Division, which is favourably exposed to export activity, benefited from growth in key markets. In our European Distribution Division, sales were broadly stable overall and slightly ahead in certain key markets.

In Asia, we continue to take a long-term view in relation to the Philippines, where the challenging pricing environment persisted throughout 2017, despite robust underlying market fundamentals. Our equity accounted investments in China and India both benefited from improvements in pricing during the year.

Overall, a very satisfactory year and while our materials businesses currently account for almost two-thirds of Group operating profit, the strategic importance of our products businesses continues to increase as market demand for building materials evolves and construction methods and technologies change.

Sustainability and Safety

Sustainability and Corporate Social Responsibility (CSR) are essential components of our business and our ongoing commitment to global sustainable development resulted in the Group’s inclusion in the 2017 Dow Jones Sustainability Index (DJSI) Europe. The index represents the gold standard for corporate sustainability and CRH’s inclusion comes as a result of a lengthy evaluation based on strict economic, environmental, social and long-term shareholder related criteria.

We also maintained our uncompromising focus on making our work environments safe for our people. This approach has yielded very positive outcomes in recent years. Despite our progress however, in 2017 a number of fatalities at our operations underlined the need for us to do even more to ensure that all of our people return home safe to their families at the end of each working day.

Development

Having paused major acquisition activity during 2016, to focus our efforts on effectively integrating the businesses acquired during the previous 12 months, CRH again returned

†  See cautionary statement regarding forward-looking statements on page 97.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

‡  Profit after tax and earnings per share are as reported in the Consolidated Income Statement on page 120.

∎  RONA from continuing and discontinued operations is a non-GAAP measure as defined on page 211. The GAAP figures that are most directly comparable to the components of RONA include: Group operating profit (2017: €2,095 million; 2016: €1,908 million), total assets and total liabilities respectively (2017: €31,633 million and €16,656 million respectively; 2016: €31,594 million and €17,151 million respectively). Details of how non-GAAP measures are calculated are set out on pages 210 to 213.

CRH Annual Report and Form 20-F | 2017

to significant acquisition activity during 2017, completing 34 deals. Total acquisition spend for the period was €1.9 billion, while proceeds from disposals amounted to €222 million.

In Europe, the acquisition of Fels, a leading German lime and aggregates business, is an excellent addition to our portfolio of heavyside businesses and gives us a platform for further growth in the highly attractive European lime market. Lime is a resilient, high-margin business with a customer base extending beyond construction to applications in agriculture and industry. Fels had been an acquisition target for CRH for many years, and our patience and persistence ensured that we acquired it at the right time and at the right multiple.

In the Americas we made a decision to divest our Americas Distribution business, Allied Building Products. The sale of Allied, which closed in January 2018, generated US$2.6 billion and provided the Group with the opportunity to exit the business at a high multiple and recycle the proceeds into opportunities that offer better long-term prospects for value creation and growth.

We reached an agreement with the Board of Ash Grove Cement to acquire a significant portfolio of cement and other materials assets. This deal is due to close in 2018 and will give CRH a leading market position in the North American cement market for the first time.

Like many of the businesses we have acquired in the US over the years, Ash Grove is a family run business with similar values to CRH. Our Americas Materials business is currently the biggest customer of Ash Grove and CRH’s relationship with the company extends back as far as the 1970s.

Ash Grove is the number two cement producer west of the Mississippi. Its eight cement plants, extensive readymixed concrete, aggregates and associated logistics operations are excellent assets, providing important exposure to high-growth urban environments in states such as Texas.

In Florida, another strategically important state due to its strong population growth, CRH became the largest supplier of building materials following our acquisition of Suwannee American Cement together with certain other materials assets.

Our focus now is on integrating these businesses. We will, however, continue to identify value-adding bolt-on acquisitions that we can quickly integrate into our business and that offer good potential for synergies, vertical integration and downstream opportunities.

This value-creating acquisition activity, along with CRH’s strong operational performance during 2017, ensures the Group is well positioned for further growth in 2018.

Outlook

In the US, GDP growth in 2018 is expected to be similar to 2017, supported by steady gains in overall job creation, improving consumer confidence and a slight easing of credit terms. We anticipate continued growth in US housing construction and that non-residential construction will also improve. While the infrastructure market remains broadly stable, there is upside potential due to the growing economy and increased state spending on transportation improvements. With a continuing favourable pricing environment, a sustained emphasis on operating efficiency and benefits from our recent development activity, we expect progress to continue in 2018 in our Americas business.

In Europe, we expect that economic recovery will gather momentum in most countries in 2018. Against a backdrop of increasing demand, particularly in the residential sector, our focus is building upon pricing improvements and efficiency gains achieved in 2017 and as a result, we expect our European business to advance further in 2018.

In Asia, with expectations for continued economic growth in the Philippines, we anticipate some stabilisation of the cement market in 2018, however results from our business will remain challenged.

With a balanced portfolio of businesses, CRH is well positioned to capitalise on ongoing economic growth and our focus remains on consolidating and building upon the gains made in 2017. Against this backdrop, we believe 2018 will be a year of further progress for the Group.

Albert Manifold

Chief Executive

28 February 2018

We will continue to identify value-adding bolt-on acquisitions that we can quickly integrate into our business and that offer good potential for synergies, vertical integration and downstream opportunities.
Albert Manifold, Chief Executive

CRH Annual Report and Form 20-F | 2017

Strategy

Becoming the global leader in building materials

Our vision is to become the leading building materials business in the world and in doing so, to maximise long-term value and deliver superior returns for all our stakeholders.

At CRH our operations benefit from a relentless focus on continuous improvement, which enables us to build better businesses and generate enhanced returns for shareholders. By maximising the value we extract from our core businesses we ensure the Group is positioned to take advantage of opportunities that arise to strategically develop new platforms for investment and growth.

In pursuing our growth agenda, we maintain a constant focus on financial discipline and strong cash generation. At the heart of this approach is ensuring that above all we protect the customer loyalty and trust we have built up over decades of operation. To do so, we work hard to better understand the unique needs of customers in the local markets in which we operate. This allows us to deliver in a better way for our customers and provide them with a locally tailored service underpinned by a level of quality and excellence consistent with a global company of our scale.

As we have grown in scale and diversified into new product areas and geographic markets, we have evolved and optimised our approach accordingly. The scale of our operations allows us to pursue economies across a range of operational areas. In addition, a pivotal feature of our approach to development is the identification and integration of bolt-on acquisitions which strengthen existing market positions and provide opportunities for vertical integration.

To continue to successfully execute our strategy in pursuit of our vision of becoming the global leader in building materials, we maintain an ongoing focus on identifying, recruiting, developing and retaining individuals with the potential to become the next generation of leaders for our businesses.

Delivery of the Group’s strategy is centred on:

•	Optimising performance and returns in our business

•	Enhancing our balanced portfolio of diversified products and geographies

•	Conducting our business in a responsible and sustainable manner

We are guided by a number of strategic imperatives:

Continuous Improvement
Drive continuous improvement and value realisation through operational, commercial and financial excellence

Disciplined and Focused Growth
Maintain a constant focus on financial discipline and strong cash generation, which in turn supports our ability to fund new value-creating acquisitions and returns for shareholders

Extracting the Benefits of our Scale
Leverage Group capabilities and scale to build leadership positions in local markets

Leadership Development
Attract, develop and empower the next generation of performance-orientated, innovative and entrepreneurial leaders

CRH Annual Report and Form 20-F | 2017

Strategy in action

CRH Annual Report and Form 20-F | 2017

Business Model

How we create value and growth

CRH delivers its strategy through a dynamic business model which is focused on value creation and growth. Since 1970 CRH has delivered an industry-leading compound Total Shareholder Return (TSR) of 15.8%. €100 invested in CRH shares in 1970, with dividends reinvested, would now be worth €97,000.

12

CRH Annual Report and Form 20-F | 2017

CRH’s business model is centered on making its core businesses better through continuous improvement so that they realise their full potential and create further value.

This is in addition to a continuous focus on the identification of new geographical platforms in our core businesses along with complementary product opportunities which support our efforts to maintain a balanced portfolio and to establish additional platforms from which to deliver performance and growth.

By balancing our portfolio across geography, product, sector and end-use, we seek to ensure the Group is protected from the impact of low demand at the bottom of any one economic cycle.

The recycling of capital into areas offering better returns and/or superior growth is deeply embedded into our business model. In this way, we constantly monitor how capital is deployed to create maximum long-term value.

Our focus on maintaining strong financial discipline and cash generation allows us to further invest in our businesses and to take advantage of opportunities for value-adding investments as they arise.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

▲ 2016 comparatives for EBITDA (as defined)* and RONA were €3.0 billion and 9.7% respectively.

‡ Profit after tax and earnings per share are as reported in the Consolidated Income Statement on page 120.

CRH Annual Report and Form 20-F | 2017

Measuring Performance

CRH believes that measurement fosters positive behaviour and performance improvement. As part of the Group’s strategic focus on continuous business improvement, CRH uses a number of financial and non-financial Key Performance Indicators (KPIs) to measure progress across our organisation.

14

CRH Annual Report and Form 20-F | 2017

Financial KPIs | 2017 Performance | 2018 Focus

Total Shareholder Return (TSR)

A measure of shareholder returns delivery through the cycle.

TSR represents the total accumulated value delivered to shareholders (via gross dividends reinvested and share appreciation).

3-Year Annualised Total Shareholder Return (%)

17.2%
24.9%
24.3%
2017
2016
2015

CRH delivered a 3-year annualised TSR of 17.2% in 2017 and in euro terms has delivered a compound annual TSR of 15.8%, since the formation of the Group in 1970.

Links to other disclosures: Directors' Remuneration Report pages 72 to 95.

Delivering superior return on invested capital and maintaining strong cash flows to support the continued development of the Group and dividend payment.

Return on Net Assets (RONA)

A measure of pre-tax returns through excellence in operational performance.

Return on Net Assets (%)

10.6%
9.7%
7.6%
2017
2016
2015

RONA at 10.6% in 2017 is a reflection of improved profitability.

Segmental Reviews pages 30 to 53; Directors' Remuneration Report pages 72 to 95 and Non-GAAP Performance Measures pages 210 to 213.

Improved RONA through effective margin management, continued enhancement of operating efficiencies and tight working capital management.

EBITDA (as defined)* Net Interest Cover•

A measure of financial liquidity and capital resources which underpins investment grade credit ratings and the ability to access finance.

EBITDA (as defined)* Net Interest Cover (times)

10.9x
9.4x
7.0x
2017
2016
2015

EBITDA (as defined)* Net Interest Cover at 10.9x improved in 2017 due to lower interest charges.

Links to other disclosures: Finance Director's Review pages 25 to 29; Non-GAAP Performance Measures pages 210 to 213.

Maintain financial discipline to ensure that Net Interest Cover remains strong and should usually be no lower than 6x.

We remain committed to protecting our investment grade credit ratings.

CRH's long-term credit ratings:

Standard & Poor's:	BBB+
Moody's:	Baa1
Fitch:	BBB

Operating Cash Flow (OCF)

A measure of cash flows generated to fund organic and acquisitive growth and dividend returns to shareholders.

Operating Cash Flow (€ billion)

2.2
2.3
2.2
2017
2016
2015

Management continues to focus on strong cash generation with OCF at €2.2 billion for 2017.

Links to other disclosures: Finance Director's Review pages 25 to 29.

To continue to generate strong operating cash flows in 2018.

Note 1: Operating cash flow represents net cash inflow from operating activities in the Consolidated Statement of Cash Flows page 124.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

● EBITDA (as defined)* net interest cover is a non-GAAP measure as defined on page 212. The GAAP figures that are most directly comparable to the components of EBITDA (as defined)* net interest cover include: profit after tax: €1,919 million (2016: €1,270 million), finance costs: €301 million (2016: €325 million) and finance income: €12 million (2016: €8 million). Details of how non-GAAP measures are calculated are set out on pages 210 to 213.

CRH Annual Report and Form 20-F | 2017

Sustainability

Achieving long-term success through sustainability

We believe that a strong sustainability performance is fundamental to achieving our vision of becoming the leading building materials business in the world. As part of our strategy to maximise long-term value and deliver superior returns, we embed sustainability principles in all areas of our business. As we deliver on our strategy, we have a unique opportunity to contribute to some of the key sustainable development challenges facing society.

Our approach

We take a risk-based, collaborative, strategic approach to responding to global trends in the areas of demographic change, urbanisation, climate change, resource scarcity and technological developments. Risks related to sustainability, including climate-related risks, are fully embedded in our Enterprise Risk Management (ERM) Framework, described on page 20, and details of sustainability risks are given on page 104.

Sustainability principles are embedded in all areas of our business strategy. At Group level, we set policies in key sustainability areas and the delivery of these is the responsibility of management.

We have strong governance structures in place. Policy implementation, effectiveness and performance against our medium-term objectives as well as long-term ambitions is monitored and reviewed regularly by the Board of Directors. Acquired businesses are rapidly integrated into our processes.

Our annual Sustainability Report, which is prepared in line with the Global Reporting Initiative Standards, is published following external independent assurance and is available at www.crh.com.

We are committed to reporting on the breadth of our sustainability performance in a comprehensive and transparent manner and to publishing performance indicators, ambitions and outcomes in key sustainability areas.

Our view

With our extensive global presence and industry leadership positions, we are very aware of our role in the many communities in which we operate. Our materials and products are found throughout the built environment – from critical infrastructure and iconic commercial real estate buildings to family homes in suburban neighbourhoods.

Our business activities provide materials that are needed to fulfil the basic human need of shelter, together with the infrastructure that is needed for our societies to thrive. We believe that meeting these needs in a manner that respects sustainability principles will create long-term value for all our stakeholders including; investors, customers, employees, partners, suppliers, neighbours and local communities.

CRH Americas Products businesses Oldcastle Architectural, Oldcastle BuildingEnvelope® and Oldcastle Precast all provided products to the Mercedes-

Benz Stadium in Atlanta, Georgia. The stadium is the first professional stadium in North America to achieve Leadership in Energy and Environmental Design (LEED®)

platinum certification.

CRH Annual Report and Form 20-F | 2017

Our sustainable value

creation model

As we work towards our vision of becoming the leading building materials business in the world, we are careful to ensure that this is not simply about achieving size and scale. It is about building resilient businesses that are the best at what they do, that create sustainable value for all stakeholders and that deliver growth for our shareholders.

Our aim is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world. By considering the full life cycle of our products and innovating to drive more sustainable outcomes in the built environment, we can have a positive impact on wider society and the environment while delivering profitable growth.

As well as being beneficial for our business, these ambitions also have an outward focus. In collaboration with our stakeholders, our actions also contribute to the delivery of key initiatives. These include the World Business Council for Sustainable Development’s Low Carbon Technology Partnership Initiative, to which we are a signatory, and the United Nations’ (UN) Sustainable Development Goals.

CRH is ranked among sector leaders by leading Environmental, Social and Governance (ESG) rating agencies. We are a constituent member of indices including the FTSE4Good Index, the STOXX® Global ESG Leaders Indices and the Dow Jones Sustainability Indices. In addition, many operating companies have achieved accolades for excellence in sustainability achievements.

Our sustainable products in the built environment

1   Balcony connector products that reduce thermal bridging, delivering energy saving

2   Concrete Masonry Units with recycled content

3   Concrete with low embodied energy and carbon savings supported by life cycle analysis and locally sourced

4   Skylights with energy saving from solar heat gain

5   Glass with energy saving from solar heat gain

6   Precast concrete flooring and walling elements delivering energy savings

7   High performance glass and glazing products that incorporate innovative thermal break technologies for superior thermal performance and solar heat gain control while providing essential daylight and ventilation for the building

8   Vaulted ceilings with improved thermal comfort, daylight and ventilation, containing recycled content and lower embodied energy

9   Lower carbon warm-mix asphalt with high recycled content and sustainable run-off design

10  Permeable paving connected to sustainable urban drainage systems

11  Shutters and awning products, reducing solar heat gain

CRH Annual Report and Form 20-F | 2017

Sustainability - continued

Progressing our key priority areas

Embedding a culture of safety

Safety has long been a strategic priority for CRH. There are multiple safety risks and hazards associated with our industry, therefore, our focus on safety is unrelenting. Our global network of safety officers works closely with our businesses in implementing policy and best practice across all of our operations.

In 2017, 94% of active locations were accident free. The accident frequency rate (number of accidents per million manhours) continued to decline and has reduced by an average of 12% per annum over the last decade. We are however deeply saddened to report that there were three employee fatalities and seven contractor fatalities at our operations during 2017. Of these fatalities, three were road traffic accidents. We deeply regret this loss of life and extend our sincere sympathies to the families of each individual. All fatalities are independently investigated and we continue to implement our Fatality Elimination Plan, which remains a cornerstone of our safety strategy and which proved effective in eliminating employee fatalities in both 2014 and 2015.

We also continue to invest in initiatives targeted at promoting and maintaining a strong culture of safety and in the past five years over €160 million has been invested in this area.

Creating solutions for our customers

Every day, in 32 countries worldwide, our employees deliver solutions for customers in the residential, non-residential and infrastructure market segments. We work with our customers to create products that deliver specific sustainability and performance goals, solve problems through innovative design, products and processes, and create added value for their businesses.

We maintain a strong focus on the development of climate-friendly building materials such as lower carbon cements, warm-mix asphalt and recycled aggregates. Not only does this help to reduce CO2 emissions, it also minimises construction waste. Approximately 75% of our US asphalt volume in 2017 was lower carbon warm-mix asphalt, as defined by the National Asphalt Pavement Association, and recycled asphalt pavement and shingles provided a fifth of raw materials requirements in this business. In addition, products such as concrete and building envelope products can also contribute to a more energy-efficient, resilient and sustainable built environment.

Collaborating and engaging for sustainability

Business is about people, and at CRH we believe success is built on developing transparent and trusting relationships with all stakeholders. We take an inclusive, collaborative and responsive approach to developing stakeholder relationships, taking care to maintain transparency throughout.

Our businesses are rooted in local communities and it is our aim to create real and lasting value for our stakeholders. Whether serving our customers, participating in community initiatives or partnering with each other, we know that in today’s increasingly complex world, we can achieve much more when we collaborate with others.

In 2017 our Group companies hosted 1,100 stakeholder events in keeping with our policy to engage in an open, honest and proactive way. The outcomes from these stakeholder engagement processes inform our continuous improvement activities.

CRH Annual Report and Form 20-F | 2017

Developing and empowering our people

With operations in 32 countries, CRH is not only multinational but also multicultural. Our aim is to attract and develop a workforce that is as diverse as our customers and our communities, recognising that people are critical to sustaining competitive advantage and long-term success. We believe that employing people from a broad range of ethnicities, backgrounds, experiences and perspectives creates an inclusive workforce, which provides us with competitive advantage.

The building materials industry traditionally attracts more male than female employees. In 2017, 17% of employees overall were female, while of operational staff, 11% were female and of clerical and administrative staff, 41% were female. Within senior management, 9% were female. As at 28 February 2018, 30% of the Directors of CRH plc were female.

In 2017, we continued with our focused diversity programmes, which are aimed at increasing social diversity, not only of employees, but also of the pool of talent available to take up opportunities in CRH. Going beyond this, we endeavour to ensure equal access to rewarding career and personal development experiences for employees worldwide.

In 2017, we continued to place an emphasis on training and skills learning, as well as developing and recruiting talented leaders to guide our evolving and growing Group.

Protecting the environment

While potential impacts and risks vary across our businesses, excellence in environmental management, together with a proactive approach to addressing the challenges and opportunities of climate change, is fundamental to our continuous improvement approach.

We work with stakeholders including customers and the wider building materials industry in promoting energy and resource efficiency, emissions reductions and biodiversity enhancements. For example, by incorporating alternative raw materials into our products we reduced our reliance on virgin raw materials by 30 million tonnes in 2017.

Climate change is a key societal challenge and we have governance structures that provide oversight, assessment and management of climate-related risks and opportunities. Our climate strategy, which is integrated with our business strategy, focuses on providing building solutions that reduce emissions and promote climate resilience, recognising the long-term durability, resilience and carbon benefits of concrete construction during the lifetime of buildings. We also focus on reducing our own emissions and hence the carbon footprint of our products.

We are on-track to achieve our commitment to reduce specific net CO2 emissions by 25% on 1990 levels by 2020; 2017 emissions were 22% below 1990 levels. Key performance indicators in this area are included on page 14.

Building a resilient and sustainable business

We view integrity and good governance as fundamental to long-term business success and we are committed to meeting the highest standards of business conduct and corporate governance.

We implement our comprehensive Code of Business Conduct (CoBC), which is underpinned by our policies including Anti-Fraud & Anti-Theft, Anti-Bribery and our Competition Code. In addition, we have implemented an Ethical Procurement Code and Supplier Code of Conduct, with the aim of extending our positive influence along the value chain.

We endorse human and labour rights and support the principles set out in the articles of the UN’s Universal Declaration of Human Rights and the International Labour Organisation’s Core Labour Principles. We continue to improve our processes and policies in line with evolving best practices and ensure our coverage incorporates all stakeholder groups, paying special attention to vulnerable groups such as children, women, minorities and migrant groups.

We foster an open culture of ethical behaviour driven from the top of the business, communicating to employees what is expected of them and equipping them with the tools they need to ensure compliance. We embrace a ‘speak-up’ culture where employees are encouraged to inform us immediately of any actual or suspected unethical behaviour or a possible breach of conduct.

CRH Annual Report and Form 20-F | 2017

Risk Governance

Creating value through risk management

The goal of Enterprise Risk Management is to deliver increased shareholder value for CRH. Effective governance, which is considered fundamental in CRH, is critical to success, supporting management in executing strategy, managing costs, responding to risks, capturing opportunities, achieving regulatory compliance and in promoting effective decision making.

Effectively managing risk is of vital importance in CRH and the Group’s Enterprise Risk Management (ERM) Framework is the basis for identifying, assessing and managing risks associated with business and strategic corporate decisions. ERM in CRH is a forward-looking, strategy-centric approach to managing the risks inherent in decision making. It recognises the linkage between business objectives and strategies and their associated risks and opportunities, and integrates strategic decision making and risk taking in order to preserve and/or enhance value and reputation.

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

CRH Risk Management Framework

Our Three Lines of Defence

CRH Annual Report and Form 20-F | 2017

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

In line with international best practice, CRH follows a “three lines of defence” model for risk management and internal control which is highlighted on page 20.

Roles and Responsibilities

The Board is ultimately responsible for risk management within CRH. The Board has delegated responsibility for the monitoring of the effectiveness of the Group’s risk management and internal control systems to the Audit Committee. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives.

The Audit Committee in turn monitors the activities of various functions including; Group Regulatory, Compliance & Ethics, Group IT Governance, Group Finance and Group Risk. Group Internal Audit is charged with independently assessing and reporting on the risk management initiatives implemented by these functions.

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

Our Risk Assessment Process

CRH’s risk management process operates to ensure a comprehensive evaluation of risks is performed and is the subject of continuous improvement. CRH operates both a top-down and bottom-up risk assessment to ensure that risks presented to the Audit Committee and Board are representative of the risks faced by our business in strategy execution. The risk management cycle operates as follows:

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

Management is required to assess all risks which could have an impact on the current or future operation of the business and to document these risks in a standardised template. Risks are assessed in terms of their financial and operational impact should they occur and their likelihood of occurrence, using a defined risk scoring methodology.

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

Report

The Group level Risk Register, which is compiled by the Group Risk function, highlights those risks which may impede the realisation of core strategic objectives. The risks are fed up from our businesses through the bottom-up assessment which forms the basis of our Register. Additional strategic and Group-related risks are added to ensure the risks highlighted on pages 102 to 107 of this report are reflective of the barriers to the realisation of our business strategy. These risks form the basis of Board and Audit Committee communications and discussions.

21

CRH Americas Products company Oldcastle BuildingEnvelope®, supplied 21,000 square metres of glass to the McKinney & Olive Class A+ office building in Dallas, Texas. Designed by world-renowned architect Cesar Pelli, this one-of-a-kind, 41,000 square metre, 20-storey structure is the tallest building in Uptown Dallas and features a distinctive geometric design including a sheer glass facade.

Business Performance

Business Overview	24

Finance Director’s Review	25

Segmental Reviews	30

23

CRH Annual Report and Form 20-F | 2017

Business Overview

The percentage of Group revenue and operating profit for each of the reporting segments for 2017, 2016 and 2015 is as follows:

Revenue

Operating Profit

(i)	During 2017 the Americas Distribution segment was classified as discontinued operations. Comparative amounts for 2016 and 2015 have been restated.

(ii)	During 2017, our dedicated European landscaping businesses previously included within our Europe Heavyside segment were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 and 2015 have been restated where necessary to reflect the new format for segmentation.

CRH Annual Report and Form 20-F | 2017

Finance Director’s Review 2017†

2017 was a year of growth for CRH with increases in underlying demand in the Americas, and continued positive momentum in Europe, while very competitive market conditions remained in Asia. With a constant focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, good operational leverage underpinned improved margins and returns in our American and European Divisions. The Group also maintained a focus on cash generation and appropriate deployment of capital as operating cash flow for the year amounted to €2.2 billion (2016: €2.3 billion) and year-end net debt increased by €0.5 billion to €5.8 billion (2016: €5.3 billion) despite acquisition spend net of disposal proceeds increasing to €1.7 billion (2016: net inflow €0.1 billion).

Key Components of 2017 Performance

The overall sales movement in the year was a combination of the performance of each of the individual segments as noted below.

Despite hurricane activity and record levels of rainfall during the year, our Americas operations benefited from the continuation of stable market fundamentals in the US and good underlying demand. An organic sales▲ increase of 3% in our Americas Materials Division was supported by continued growth in the residential and non-residential sectors, while infrastructure remained relatively stable in our markets. In Americas Products, sales were broadly in line with prior year as good growth along the West Coast and parts of the South and Southeast were partly offset by more modest trading in Canada and parts of the Northern US.

In Europe, total sales were up 1% compared with 2016 and organic sales were 2% ahead due to continued recovery in key markets. Europe Heavyside’s outturn was positive, with a broad-based recovery in Ireland, France, Poland and Finland more than offsetting more subdued activity in Switzerland and the UK. Europe Lightside experienced a year of further progress as good performances in a number of our main markets resulted in sales finishing 3% ahead of 2016. The backdrop at Europe Distribution was stable as a strong contribution from the Netherlands together with solid demand in Belgium and Germany was partly offset by continued challenges in Switzerland.

In Asia, economic growth and market fundamentals remained robust in the Philippines, with both residential and non-residential demand stable, though infrastructure investment was slower than expected and pricing remained very competitive. In India, a favourable economic backdrop continued to drive demand, while reduced construction activity in China had a negative impact on volumes but this was more than offset by stronger pricing.

Americas Distribution, which has been classified as discontinued operations for reporting purposes, benefited from good underlying demand, particularly for Exterior Products.

EBITDA (as defined)* from continuing and discontinued operations for the year amounted to €3.3 billion, a 6% increase on 2016 (2016: €3.1 billion) and reported profit after tax‡ was €1.9 billion (2016: €1.3 billion).

The euro strengthened against most major currencies during 2017, particularly towards the end of the year resulting in the average euro/Pound Sterling rate weakening from 0.8195 in 2016 to 0.8767 in 2017 and the US Dollar weakening from an average 1.1069 in 2016 to 1.1297 in 2017. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table on page 26. The average and year-end 2017 exchange rates of the major currencies impacting on the Group are set out on page 134.

The underlying results for the year were augmented by two one-off items; a past service credit of €81 million due to changes in a Swiss pension scheme and a €447 million reduction in the Group’s net deferred tax liabilities‡‡ due to changes in tax legislation related to the enactment of the “Tax Cuts and Jobs Act” in the US during 2017.
2017 was a year of growth for CRH, with increases in underlying demand in the Americas and continued positive momentum in Europe Senan Murphy, Finance Director

  †   See cautionary statement regarding forward-looking statements on page 97.

  * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

 ▲  Details of how non-GAAP measures are calculated are set out on pages 210 to 213.

  ‡   Profit after tax and earnings per share are as reported in the Consolidated Income Statement on page 120.

‡‡   Net deferred tax liabilities reduction of €447 million is stated on a continuing (€440 million) and discontinued (€7 million) basis.

CRH Annual Report and Form 20-F | 2017

Finance Director’s Review 2017 - continued

Key Components of 2017 Performance

	Sales	EBITDA	Operating	Profit on	Finance	Assoc. and	Pre-tax
€ million	revenue	(as defined)*	profit	disposals	costs (net)	JV PAT (i)	profit

2016	24,789	2,980	1,908	53	(383)	42	1,620

Exchange effects	(479)	(74)	(53)	(1)	6	1	(47)

2016 at 2017 rates	24,310	2,906	1,855	52	(377)	43	1,573

Incremental impact in 2017 of:

- 2016/2017 acquisitions	596	60	14	-	(8)	-	6

- 2016/2017 divestments	(204)	(21)	(14)	(3)	1	-	(16)

- LH Assets integration costs (ii)	-	45	45	-	15	-	60

- Swiss pension past service credit (iii)	-	81	81	-	-	-	81

- Early bond redemption	-	-	-	-	(18)	-	(18)

- Organic	518	75	114	7	38	22	181

2017	25,220	3,146	2,095	56	(349)	65	1,867

% Total change	2%	6%	10%				15%

% Organic change	2%	3%	6%				12%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.
(ii)	LH Assets integration costs of €45 million were incurred in 2016. In addition, following the related debt restructuring, finance costs reduced by €15 million in 2017.
(iii)	2017 includes a one-off past service credit of €81 million due to changes in the Group’s pension scheme in Switzerland.

Liquidity and Capital Resources - 2017 compared with 2016

The comments that follow refer to the major components of the Group’s cash flows for 2017 and 2016 as shown in the Consolidated Statement of Cash Flows on page 124.

Throughout 2017 the Group remained focused on cash management. Operating cash flow decreased marginally to €2.2 billion (2016: €2.3 billion) with net working capital outflow for the year of €209 million (2016: €56 million inflow) reflecting trends in overall sales, seasonal weather patterns and the impact of acquisitions in the final quarter of the year. Working capital of €1.8 billion at year end (2016: €2.1 billion) represented just 7.2% of sales (2016: 8.5%), continuing the downward movement in this metric for the Group since 2011. CRH believes that its current working capital is sufficient for the Group’s present requirements.

Focused spending on property, plant and equipment in markets and businesses with increased demand backdrop and efficiency requirements, particularly in the Americas, resulted in higher cash outflows of €1.0 billion (2016: €853 million), with spend in 2017 representing 104% of depreciation (2016: 85%).

During the year the Group spent €1.9 billion on 34 transactions (2016: €213 million) which was partly financed by divestment and disposal proceeds of €222 million (net of cash disposed and deferred proceeds) (2016: €283 million).

Cash dividend payments of €477 million (2016: €360 million) reflect the Group’s continued focus on returns to shareholders. Net proceeds of €42 million from share issues in 2017 were similar to last year (2016: €52 million).

Year-end interest-bearing loans and borrowings increased by €0.2 billion to €8.0 billion (2016: €7.8 billion). At year end,

the stronger euro against both the US Dollar and Pound Sterling had a positive translation impact on net debt.

Reflecting all these movements, net debt of €5.8 billion at 31 December 2017 was €0.5 billion higher than year-end 2016 (€5.3 billion). The Group is in a good financial position. It is well funded and net interest cover (EBITDA (as defined)*/net debt related interest costs) is 10.9x (2016: 9.4x). As set out in note 24 to the Consolidated Financial Statements the Group is significantly in excess of the minimum requirements of its covenant agreements.

In May 2017, the Group successfully issued a total of US$1.0 billion dollar bonds comprised of a US$0.6 billion 10-year bond at a coupon rate of 3.4% and a US$0.4 billion 30-year bond at a coupon rate of 4.4%. Concurrently, an any-and-all tender offer was made for the US$0.65 billion bond due in 2018, with the final result being that US$0.36 billion were validly tendered and accepted for purchase, which

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

gave rise to a one-off charge of €18 million. The early redemption of these Notes results in overall net interest savings for the Group in 2017 and 2018.

The bond issues reflect CRH’s commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2017 with total liquidity of €5.7 billion comprising €2.1 billion of cash and cash equivalents on hand and almost €3.6 billion of undrawn committed facilities (which are available until 2022). At year end the cash balances were enough to meet all maturing debt obligations for the next 3.6 years and the weighted average maturity of the remaining term debt was 10.5 years.

CRH also has a US$1.5 billion US commercial paper programme and a €1.5 billion Euro commercial paper programme. The purpose of these programmes is to provide short-term liquidity at attractive terms. There was no commercial paper outstanding under either of these programmes at 31 December 2017.

Contractual obligations and Off-Balance Sheet arrangements are disclosed on page 214 of this Annual Report and Form 20-F.

Segmental Reviews

The sections on pages 30 to 53 outline the scale of CRH’s continuing operations in 2017, and provide a more detailed review of performance in each of CRH’s reporting segments. As set out in note 1 to the Consolidated Financial Statements (page 135), following the agreement to sell the Americas Distribution business, the Group has six reporting segments. A review of the discontinued operations, Americas Distribution, is also included on pages 54 and 55 for information.

Development Review

2017

In 2017, the Group spent a total of €1.9 billion (including deferred and contingent consideration in respect of prior year acquisitions) (2016: €0.2 billion) on 34 (2016: 24) acquisition/investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of €0.2 billion (2016: €0.3 billion).

In the Americas, c. €1.3 billion was spent on 21 acquisitions and one investment. Our Materials Division completed the largest 2017 acquisition at the end of November with the acquisition of Suwannee American Cement together with certain other materials assets in Florida. The total assets acquired consist of a 1 million tonne cement plant in North Central Florida, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities. The Materials Division also completed 12 further bolt-on acquisitions, including two in Canada, adding c. 2.5 billion tonnes of additional aggregates reserves. The Products Division completed eight acquisitions and one investment in 2017 at a cost of c. €0.2 billion.

In Europe, c. €0.6 billion was spent on ten acquisitions and two investments. This is split between eight acquisitions and one investment in Europe Heavyside and two acquisitions and one investment in Europe Distribution.

The largest acquisition in Europe in 2017 was that of the Fels lime business which was acquired at the end of October 2017. Fels has significant high-quality limestone reserves and 11 production locations; nine in Germany and one in both the Czech Republic and Russia. The majority of production capacity is situated in the Harz region of East Germany, providing a strong platform for future growth.

Business divestments during 2017, all in Europe, generated net proceeds of c. €85 million. The remaining clay products businesses in Europe (Belgium, Germany, Netherlands and Poland) were divested and our Heavyside Division also sold its civil prefabricated concrete businesses in the Benelux, along with seven other small non-core businesses. In addition to these business divestments, the Group realised proceeds of c. €137 million from the disposal of surplus property, plant and equipment.

As previously announced, CRH completed the sale of its Americas Distribution business on 2 January 2018 for proceeds of US$2.6 billion. In addition, we reached an agreement with the Board of Ash Grove Cement to acquire a portfolio of cement and other materials assets. The deal is due to close in 2018 and will give CRH a market leadership position in the North American cement market for the first time.

CRH Annual Report and Form 20-F | 2017

Finance Director’s Review 2016

The overall trading backdrop in 2016 was positive with good momentum in both the Americas and Europe, albeit at different paces, supported by a good performance from the newly established Asia Division. In addition, our businesses benefited from favourable weather patterns in the Americas at the start of 2016. With a relentless focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, good operational leverage underpinned improved margins and returns. Following the two major acquisitions of the LH Assets and CRL in the second half of 2015, the Group focused in 2016 on completing their integration, extracting synergies and on prudent financial management to return debt metrics to nomalised levels. With this focus, €89 million of synergies were realised while operating cash flow for the year amounted to €2.3 billion (2015: €2.2 billion) and year-end 2016 net debt finished at €5.3 billion (2015: €6.6 billion).

Key Components of 2016 Performance

Overall sales of €24.8 billion for 2016 were 16% ahead of 2015 reflecting the inclusion of full-year 2016 results from the two major acquisitions, while organic sales from operations were up 3%, reflecting positive momentum in the Group’s major markets.

An increase of 9% in the Americas’ sales reflected the inclusion of the Canadian element of the LH Assets and CRL. Organic sales from operations increased 2% in 2016 benefiting from favourable early weather with more normalised demand patterns experienced in the second half of 2016. Americas Materials benefited from stable federal funding underpinned by increased state spending and improved non-residential activity. At Americas Products, continued positive momentum in construction markets was supported by low interest rates and increasing employment. With higher sales and good cost control, profits and margins improved in our Americas segments. Our former reporting segment Americas Distribution (now disclosed as discontinued operations) also benefited from the good underlying demand.

In Europe total sales were up 20% compared with 2015 and organic sales were 4% ahead on the back of continued recovery in some key markets. In addition to the full-year 2016 contributions from the LH Assets in the UK and mainland Europe, Europe Heavyside faced a mixed backdrop, benefiting from a broad-based recovery in the Netherlands, Ireland, Finland and Ukraine with more subdued activity in Switzerland and Poland. Europe Lightside experienced strong demand in key markets while Europe Distribution benefited from improving demand in the Netherlands with a more challenging backdrop in Switzerland.

The Asia Division reflects results from the Philippines operations acquired as part of the

LH Assets in the second half of 2015 together with CRH Asia’s divisional costs. Separately, the Group’s investments in India and China are equity accounted. In the Philippines, construction demand was supported by good economic growth, strong domestic consumption and low inflation. In India, a favourable economic backdrop continued to drive construction demand but pricing remained challenging while reduced construction activity in China had a negative impact on volumes and prices.

EBITDA (as defined)* for 2016 amounted to €3.0 billion, a 43% increase on 2015 (€2.1 billion) and reported profit after tax‡ was €1.3 billion (2015: €0.7 billion).

In 2016, the euro strengthened versus most major currencies, particularly the Pound Sterling which weakened from an average 0.7258 in 2015 to 0.8195 in 2016. The effect of this was only partially offset by a small change in the average euro/US Dollar rate, which, despite strengthening towards the end of 2016, averaged 1.1069 for 2016 and was broadly similar to 2015 (1.1095). Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown in the table below. The average and year-end 2016 exchange rates of the major currencies impacting on the Group are set out on page 134.

Key Components of 2016 Performance

	Sales	EBITDA	Operating	Profit on	Finance	Assoc. and	Pre-tax
€ million	revenue	(as defined)*	profit	disposals	costs (net)	JV PAT (i)	profit

2015	21,406	2,079	1,166	99	(389)	44	920

Exchange effects	(338)	(29)	(11)	(7)	3	1	(14)

2015 at 2016 rates	21,068	2,050	1,155	92	(386)	45	906

Incremental impact in 2016 of:

- 2015/2016 acquisitions	3,624	546	337	-	(33)	2	306

- 2015/2016 divestments	(506)	(29)	(13)	(51)	3	(14)	(75)

- LH Assets integration costs (ii)	-	152	152	-	-	-	152

- Swiss fine	-	32	32	-	-	-	32

- Early bond redemption	-	-	-	-	38	-	38

- Organic	603	229	245	12	(5)	9	261

2016	24,789	2,980	1,908	53	(383)	42	1,620

% Total change	16%	43%	64%				76%

% Organic change	3%	11%	21%				29%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.
(ii)	LH Assets integration costs of €45 million were incurred in 2016 (2015: €197 million).

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

‡	Profit after tax and earnings per share are as reported in the Consolidated Income Statement on page 120.

CRH Annual Report and Form 20-F | 2017

The two major 2015 acquisitions (the LH Assets and CRL) account for the vast majority of the acquisition impact included in the table on page 28.

Liquidity and Capital Resources – 2016 compared with 2015

The comments that follow refer to the major components of the Group’s cash flows for 2016 and 2015 as shown in the Consolidated Statement of Cash Flows on page 124.

Following the significant acquisition spend in 2015, prudent financial management to return debt metrics to normalised levels was a key objective for 2016. The Group focused on working capital in particular, and operating cash flow increased to €2.3 billion (2015: €2.2 billion). Year-end 2016 working capital of €2.1 billion delivered a net positive movement (inflow) for the year of €56 million (2015: €585 million).

Strong control of spending on property, plant and equipment concentrating on markets and businesses with increased demand backdrop and efficiency requirements resulted in lower cash outflows of €853 million (2015: €882 million).

During 2016 the Group spent €213 million on 24 bolt-on transactions (2015: €7.4 billion) which was financed by divestment and disposal proceeds of €283 million (net of cash disposed and deferred proceeds) (2015: €889 million).

Cash dividend payments of €360 million (2015: €383 million) reflect the Group’s continued focus on returns to shareholders. Net proceeds of €52 million from share issues in 2016 was significantly less than 2015 proceeds of €1.6 billion due to the 74 million shares placed in February of that year in connection with the acquisition of LH Assets.

Year-end 2016 interest-bearing loans and borrowings decreased by €1.4 billion to €7.8 billion (2015: €9.2 billion). The strengthening of the US Dollar versus the euro at 31 December 2016 (versus 31 December 2015) had a negative impact on net debt, but this was offset by the positive translation impact of a weakening Pound Sterling, such that the net translation impact was broadly neutral.

Development Review

2016

In 2016, the Group completed 21 bolt-on acquisitions and three investment transactions for a total spend of €213 million (including deferred and contingent consideration in respect of prior year acquisitions). In Europe, eight acquisitions and two investments with a total spend of c. €43 million were completed. Our Heavyside business acquired 11 readymixed concrete plants in the UK, three quarries in Ireland, an aggregates terminal in Belgium and entered into a sand & gravel joint venture in France, adding reserves of 11 million tonnes. Further investments were also made to buy out a minority position in Spain and add to an existing joint venture in Ireland. Our Lightside Division completed two acquisitions in the UK. The Distribution Division acquired a small builders merchant in Austria. In the Americas, c. €170 million was spent on 13 acquisitions and one investment. Our Materials Division completed eight bolt-on acquisitions and one investment in 2016. The principal acquisition was of a significant aggregates and asphalt operation in Utah. Seven further bolt-on acquisitions were completed. In total 93 million tonnes of permitted reserves were added during the year. The Products Division completed five acquisitions, the largest of which was of a Canadian exterior surfaces company which was a strong addition to the core hardscape business of our Architectural Products Group (APG). Three precast bolt-on operations were also acquired. Finally, a glass hardware company was added in Perth, Australia.

On the divestment front, the Group completed 13 transactions and realised total business and asset disposal proceeds of €283 million in 2016. Business divestments during 2016 generated net proceeds of €123 million. In Europe, our Distribution Division disposed of a roofing products company in the Netherlands while the Heavyside business divested of operations in Poland, Switzerland and Romania. Two small joint venture holdings in France and Germany were also divested. The Americas Materials Division disposed of select aggregates and asphalt operations in Missouri, a small waterproofing business in Michigan and a readymixed concrete operation in Iowa and Minnesota. Certain aggregates assets in Oregon and Montana were also disposed in a cash neutral swap. Finally, our Americas Products Division disposed of a pavement products operation, certain precast operations in Canada and the assets of a burial vaults business.

2015

In 2015, the Group completed 20 bolt-on acquisition and investment transactions. These deals, together with the acquisition of the LH Assets, the CRL acquisition and net deferred consideration payments, brought development spend for 2015 to approximately €8 billion (including debt arising in acquired companies).

In Europe, four bolt-on acquisitions and one investment with a total cost of €20 million were completed. Our Lightside business completed two acquisitions; one in Australia and a concrete paviour production plant in Poland, as well as a small further investment in the Netherlands. Our Heavyside operations set up a new joint venture with its existing readymixed concrete operations in St. Petersburg, Russia. Our Distribution business acquired the plumbing operations of a steel and tool merchant in Switzerland. Ten bolt-on acquisitions and two investments were completed by our Americas Materials Division in 2015 adding over 253 million tonnes of aggregates reserves. Our Americas Products Division completed three transactions in 2015.

A total of 30 divestments, together with asset disposals generated proceeds of €1 billion in 2015; the largest of which was the sale of clay and certain concrete products operations in the UK and the Group’s clay business in the US for €0.43 billion. Our Europe Heavyside business completed 13 further divestments in 2015, the largest of which was the disposal of CRH’s 25% equity stake in its Israeli operation. Other disposals comprised a number of non-core readymixed concrete and concrete products businesses. One small disposal was completed by the Europe Lightside Division, while the Distribution Division disposed of its 45% stake in Doras, a builders merchant in France. In the Americas, our Materials Division disposed of five non-core operations. Our Products Division sold six operations across the US, including the disposal of Merchants Metals, a national distributor of fencing systems and perimeter control products. The Products Division also divested of all of its businesses in Argentina and Chile.

29

Echelon Masonry, an Oldcastle Architectural company and part of CRH Americas Products Division, supplied the Mesa Community College Performing Arts Center with an inner and outer shell of sound-reflective materials. A variety of masonry was chosen both for structure and finish, with the exterior shell required to be resilient to Arizona's extreme climate.

31

CRH Annual Report and Form 20-F | 2017

Europe Heavyside

With market leading positions and a wide geographic reach, CRH is the number one Heavyside Materials business in Europe. Our Europe Heavyside Division comprises aggregates, cement, lime, concrete products operations and asphalt.

What we do:

Europe Heavyside’s vertically integrated business is founded in resource-backed cement and aggregates assets, which support the manufacture and supply of aggregates, asphalt, lime, cement and readymixed concrete. Our materials are used extensively in a wide range of construction projects from major public infrastructure, to commercial buildings and residential structures. Customers typically range from national, regional and local governments, to building contractors and other construction product and service providers. In addition to an ability to leverage the benefits of scale and best practice, our businesses are differentiated in their markets by a proven track record in understanding the unique needs of local customers and successfully delivering for those customers.

How we create value:

Our portfolio of businesses is managed through a focus on value creation. We place great emphasis on performance improvement initiatives across our businesses and seek to create value through optimisation of the asset base, maximising Group synergies and leveraging commercial and operational excellence.

The scale of our operations provides economies in purchasing and logistics management. Our commitment to sustainability is evidenced by extensive use of alternative fuels and the manufacture of low carbon cements. Enhanced alignment and collaboration leads to value creation throughout our extensive network of well-invested facilities. With a strong pipeline of opportunities across regions, our development strategy is focused on identifying and integrating bolt-on acquisitions for synergies, reserves and further vertical integration, in addition to opportunities in contiguous regions to extend and strengthen regional positions.

How we are structured:

The Division is organised into six primarily geographical regions to leverage market synergies and economies of scale, with a small number of central support functions. The regions are 1) Tarmac (UK); 2) UK Cement & Lime, Ireland and Spain; 3) France, Benelux and Denmark; 4) Switzerland and Germany; 5) North East: Finland, Estonia, Poland, Ukraine; 6) South East: Hungary, Romania, Serbia and Slovakia. Europe Heavyside employs approximately 24,400 people at close to 1,150 locations.

Aggregates

Aggregates are naturally occurring mineral deposits such as granite, limestone and sandstone. Our Europe Heavyside businesses extract these deposits and process them for sale. They are supplied as a range of aggregates products principally for use in general construction and civil engineering projects and are also used in a variety of additional CRH product lines including asphalt and readymixed concrete. Recycled concrete also increasingly features as an aggregate. For additional information on the location and adequacy of all of the Group’s mineral reserves, see the Mineral Reserves section on pages 216 and 217.

Cement

Cement is a primary building material used in the construction industry. It is used principally as an agent to bind other materials together. Most commonly it is mixed with sand, stone or other aggregates and water to form concrete. The Europe Heavyside Division has cement operations in 15 countries across Europe. Cement customers are mainly concrete producers, including CRH concrete operations and builders merchants supplying construction contractors and others. While cement may be imported from other countries, competition comes mainly from other large cement producers located within each country.

Lime

Europe Heavyside’s lime businesses produce and supply a wide range of specialist products for the agricultural, environmental, industrial and construction sectors. CRH Lime has operations in the UK, Ireland and Poland, with further operations added during 2017 in Germany, Czech Republic and Russia through the Fels acquisition. CRH is now the second largest producer of lime in the European market.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted       investments’ profit after tax.

  ** Net Assets at 31 December 2017 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Geography, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2017

Products and Services Locations

Readymixed Concrete

Readymixed concrete is a highly versatile building material comprised of aggregates bound together with cement and water. Europe Heavyside’s businesses sell annual volumes of over 16 million cubic metres, manufactured mainly at locations with aggregates on site, and delivered to construction sites in fluid form.

Concrete Products

In addition to readymixed concrete, CRH manufactures other concrete products, primarily floor and wall elements, beams and vaults for structural use. Principal raw materials include cement, crushed stone and sand and gravel, all of which are readily available locally. Readymixed concrete and concrete products are sold to both the public and private construction sectors. Competition comes mainly from other readymixed concrete and concrete products producers, as well as from a variety of smaller manufacturers in local economies.

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

†† Including the Group’s share of equity accounted investments.

CRH Annual Report and Form 20-F | 2017

Operations Review - Europe Heavyside

Prior Year 2016

Results			Analysis of change

€ million	2015	Exchange	Acquisitions	Divestments	LH Costs	Organic	2016	% change

Sales revenue	4,813	-224	+2,129	-111	-	+338	6,945	44%
EBITDA (as defined)*	424	-21	+299	-11	+89	+1	781	84%
Operating profit	120	-3	+183	-7	+89	+4	386	222%
EBITDA (as defined)*/sales	8.8%						11.2%
Operating profit/sales	2.5%						5.6%

LH integration costs of €32 million were incurred in 2016 (2015: €121 million)

The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

During 2017, our dedicated European landscaping businesses previously included within our Europe Heavyside segment were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 and 2015 have been restated where necessary to reflect the new format for segmentation.

Trends were mixed across our major European markets in 2016 with more challenging conditions in our businesses in Switzerland and Poland contrasted by evident market recovery in Ireland, Ukraine, Finland and the Netherlands.

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

Tarmac (UK)

With a full year of trading included in the results, volumes in our aggregates and readymixed concrete business lines in the UK grew in 2016 against a stable construction backdrop. Price increases were achieved in all products except asphalt where the impact of lower prices was compensated by lower input (bitumen) costs. Despite uncertainty surrounding the UK construction market in light of the decision of the electorate in June to exit the European Union, 2016 was a year of progress for Tarmac.

UK Cement & Lime, Ireland and Spain

Despite an overall backdrop of modest growth in the cement market, the UK cement and lime operations delivered strong volumes and prices in all product categories. Together with the Irish and Spanish cement businesses, the focus on network optimisation resulted in the achievement of synergies in 2016.

In Ireland, while cement volumes grew strongly (18%), domestic pricing in particular remained under pressure due to overcapacity in the market.

With the benefit of improved cement pricing on exports to the UK, stronger overall volumes and improved domestic concrete and aggregates prices, operating profit was ahead of 2015.

In Spain, the macroeconomic situation remained weak but stable, with some regional recovery. Prices remained under pressure, and despite some improvement in cement and readymixed concrete volumes, operating profit was lower than 2015.

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

Strong cement volumes in our German operations reflected a full year of ownership of the LH Assets and growth in construction output, boosted mainly by new build multi-family housing. However, pricing remained under pressure in our cement business.

North East

In Poland, weaker than expected activity adversely affected pricing in our cement and readymixed concrete products. Both sales and operating profit were behind 2015 due to the significant decline in cement volumes year-on-year.

In Finland, construction activity recovered strongly in 2016, and all our product categories reported growth in volumes; pricing remained under pressure due to overcapacity in readymixed concrete and increased cement imports. With the benefit of continued cost and efficiency initiatives, overall operating profit was ahead of 2015.

Despite the ongoing political conflict, construction activity in Ukraine increased year-on-year and our operations delivered strong trading, and operating profit was ahead of 2015. Cement volumes were up 11%, with prices also increasing in 2016. Inflation stabilised somewhat, positively impacting costs and operating profit.

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

  profit after tax.

CRH Annual Report and Form 20-F | 2017

Current Year 2017

Results			Analysis of change

€ million	2016	Exchange	Acquisitions	Divestments	LH Costs/ Pension Credit	Organic	2017	% change

Sales revenue	6,945	-203	+95	-110	-	+175	6,902	-1%
EBITDA (as defined)*	781	-26	+3	-17	+52	+46	839	7%
Operating profit	386	-16	-3	-14	+52	+73	478	24%
EBITDA (as defined)*/sales	11.2%						12.2%
Operating profit/sales	5.6%						6.9%

Swiss pension plan past service credit of €20 million in 2017

LH integration costs of €32 million were incurred in 2016

The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

The commentary below excludes the impact of a past service credit due to pension plan amendments in Switzerland.

Overall the 2017 outturn for Heavyside was positive with market recovery in Ireland, France, Poland and Finland in particular compensating for more subdued trading conditions in Switzerland and the UK. Although total sales declined, modest year-on-year organic growth resulted in improved operating profit, due to strong operating leverage arising from volume growth in some key countries, signs of progress on pricing and a continued focus on performance improvement initiatives and synergies.

Tarmac (UK)

Despite ongoing political and economic uncertainty in the UK, organic sales in our Tarmac business were ahead of 2016, with growth in building products and contracting sales and modest improvements in pricing for aggregates, asphalt and readymixed concrete compensating for a slight decline in overall volumes. Operating profit was slightly behind the prior year, with increased bitumen costs in the asphalt division not fully compensated by increased sales and the impact of performance improvement initiatives.

UK Cement & Lime, Ireland and Spain

The UK cement and lime operations maintained stable pricing against a backdrop of modest economic growth, while improvements in production processes and synergies, achieved through network optimisation, further contributed to operating profit growth.

In Ireland, both sales and operating profit were ahead of 2016 mainly due to market recovery, particularly in the residential and commercial sectors, and the resulting growth in cement, aggregates and readymixed concrete volumes; positive trends on pricing across key products also contributed to sales and operating profit.

The performance in Spain advanced on prior year, with an improving macroeconomic situation.

France, Benelux and Denmark

Both sales and operating profits in France benefited from increased volumes in all major products, particularly cement and readymixed concrete, driven by growth in the residential sector, although pricing remained challenging.

Organic sales in the Benelux grew in 2017 with a strong contribution from some larger projects in the Belgian structural business and continued growth in the Dutch residential sector; operating profit declined, impacted by a one-off cost in the structural business.

The 2017 outturn in Denmark was positive, with sales and operating profit significantly ahead of prior year supported by residential construction in major cities, some large non-residential projects and overall modest economic growth.

Switzerland and Germany

Both sales and organic operating profit were behind prior year in Switzerland due to difficult market conditions, with overall domestic cement consumption also impacted by poor weather early in the year. With continued pricing pressure arising from imports, cement prices declined.

Lower cement volumes were experienced in our German operations due to reduced demand in key rural markets, a competitive landscape and individual project delays; results were behind 2016. Our new lime acquisition, Fels, performed in line with expectations.

North East

Improvement in the residential sector and an overall positive economic backdrop resulted in cement volumes in Finland finishing ahead of 2016 and, despite competition from importers negatively affecting cement pricing, operating profit increased.

Overall economic growth was experienced in Poland, driven by private consumption and supported by EU-financed public spending. In addition, execution of previously delayed infrastructure projects resulted in growth in cement volumes and both sales and operating profit were well ahead of 2016.

Both sales and operating profit in Ukraine increased in 2017, with pricing improvement mitigating the impact of inflation and compensating for a decline in cement volumes, which were affected by an increased level of imports.

South East

Our operations in Hungary and Slovakia benefited from solid economic and construction growth in 2017. Improved sales and operating profits were driven by higher cement and readymixed concrete volumes, some positive signs on pricing and an emphasis on performance improvement.

Although the mix of products and projects in Serbia negatively affected cement pricing, overall sales and operating profit were ahead of 2016, supported by both ongoing infrastructure projects and some residential growth.

Organic sales in Romania were slightly ahead of 2016, with poor weather in the early part of the year and slower than anticipated commencement of major infrastructure projects compensated by stronger volumes in the last quarter. Operating profits were ahead of 2016, positively impacted by continued price improvement and by performance improvement initiatives.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’

  profit after tax.

CRH Annual Report and Form 20-F | 2017

Europe Lightside

CRH’s Europe Lightside Division is comprised of businesses engaged in the manufacture and supply of high quality, value-added, innovative products and solutions for customers in construction markets globally.

What we do:

We operate a portfolio of value-added product platforms across four business areas; Construction Accessories, Shutters & Awnings, Network Access Products & Perimeter Protection and Architectural Products. Customer understanding, product and process innovation and the relative ease with which certain of our products can be transported long distances, are all key features of this Division’s business.

Our strategy is to build and grow scalable businesses, balanced across a range of products, geographies and end-use sectors, through increasing the penetration of our range of value-added products and creating competitive advantage through strong customer relationships, brand leadership and service. Our development strategy is to deepen our positions in existing business platforms, to broaden our differentiated product portfolio through selected new growth platforms that are exposed to attractive global megatrends, and to expand our presence in developing regions as construction markets in those regions become more sophisticated. This strategy complements CRH’s aim to provide innovative solutions that meet the longer-term opportunities presented by economic development, changing demographics and sustainability.

How we create value:

We realise commercial, operational and procurement synergies across the wider CRH network to benefit from scale and best practice. We also leverage a range of flagship brands at a regional, European and global level. There is a continuous focus on product innovation and development and we work with specialist end-users, such as architects and engineers, to develop design-solutions that are approved and certified for individual target markets.

We draw upon an established record of enabling mature and high-growth businesses to expand their offerings and develop their markets. Lightside has consistently achieved attractive returns; this reflects active, balanced management of our product range and our geographic and business cycle exposures.

How we are structured:

CRH Europe Lightside is organised into four business areas: Construction Accessories, Shutters & Awnings, Network Access Products & Perimeter Protection and Architectural Products. The Division employs approximately 7,300 people at close to 180 locations.

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

Construction Accessories products have been specified and used in many high-profile projects globally including skyscrapers, stadiums and infrastructure developments.

Network Access Products

& Perimeter Protection

The Network Access Products operation designs and manufactures technical systems for the access and protection of buried and above ground infrastructure, including composite access chambers and covers, and meter boxes. Due to the lightweight composite design, these products offer a time-saving alternative to traditional methods of construction.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2017 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Products, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2017

Products and Services Locations

Our Perimeter Protection business designs, manufactures, installs and services fully integrated outdoor security and detection solutions. This includes permanent and temporary fencing, entrance control and perimeter intrusion detection systems (PIDs).

Architectural Products

CRH’s landscaping businesses in Europe (formerly reported as part of Europe Heavyside) are now structured as a new Architectural Products platform within Europe Lightside.

The Architectural Products business is a leading producer of exterior hardscape products across six European countries. It produces pavers, kerbs, retaining walls and slabs for both private and public use. Products are sold to General Builders Merchants and Do-It-Yourself (DIY) outlets as well as to municipalities and large contractors.

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

CRH Annual Report and Form 20-F | 2017

Operations Review - Europe Lightside

Prior Year 2016

Results		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	Organic	2016	% change
Sales revenue	1,404	-32	+30	-50	+40	1,392	-1%
EBITDA (as defined)*	136	-4	+2	-3	+6	137	1%
Operating profit	90	-9	+2	-1	+10	92	2%
EBITDA (as defined)*/sales	9.7%					9.8%
Operating profit/sales	6.4%					6.6%

During 2017, our dedicated European landscaping businesses previously included within our Europe Heavyside segment were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 and 2015 have been restated where necessary to reflect the new format for segmentation.

Although reported sales declined 1% driven by exchange and divestments, 2016 was a year of good underlying sales growth for Europe Lightside due to strong performances in key markets combined with some favourable weather patterns in the first-half of 2016. Our UK-based businesses continued to benefit from strong activity levels, with a robust residential construction sector in particular. In the Netherlands and France, recovery in construction activity was evident. Swiss market circumstances were challenging, while Germany and Belgium were ahead. Operating profit increased through a combination of growing demand, continuous product innovation, delivery on cost optimisation initiatives and margin expansion activities.

Construction Accessories

Like-for-like sales in the Construction Accessories platform grew by 5%, mainly resulting from a combination of continued innovation in key product lines and strong demand in some of our main markets, such as the UK and Germany. While competitive pressure in Switzerland intensified, activity levels in our other European markets and Australia picked up, resulting in strong organic growth across the platform. Our Southeast Asia business recorded a solid performance despite challenging trading conditions. Overall operating profit progressed well, reflecting a combination of organic sales growth and the positive impact arising from internal efficiency improvement initiatives undertaken in 2016.

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

Network Access Products

& Perimeter Protection

Network Access Products recorded an increase in both organic sales and operating profit through positive demand trends in the UK market in particular. Results were also supported by a positive contribution from its newly acquired UK-based business.

The permanent Perimeter Protection business saw a decline in sales, but still showed improvement in performance and continued progress following the restructuring of both its German and UK businesses. Our mobile fencing operation benefited from good demand particularly in its export business with a resultant increase in sales and profitability.

Architectural Products

Architectural Products sales progressed on 2015, however overall operating profit was behind. At our German business, sales were ahead of 2015 but operating profit was behind mainly as a result of product mix. Our Polish business experienced lower sales than 2015 whilst in Belgium and the Netherlands sales were ahead of 2015 reflecting improving economic conditions.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

Current Year 2017

Results		Analysis of change
€ million	2016	Exchange	Acquisitions	Organic	2017	% change
Sales revenue	1,392	-15	+7	+56	1,440	3%
EBITDA (as defined)*	137	-2	+1	+7	143	4%
Operating profit	92	-2	+1	+11	102	11%
EBITDA (as defined)*/sales	9.8%				9.9%
Operating profit/sales	6.6%				7.1%

Europe Lightside experienced a year of further growth as good performances in a number of key markets resulted in total sales for the Division finishing 3% ahead of 2016. Strong activity levels in the UK market underpinned demand, particularly for our Construction Accessories and Network Access Products businesses. Economic recovery continued in the Netherlands and Poland resulting in good growth, while activity in other key markets, including Belgium and Germany, was stable. Against this overall favourable market backdrop, a focus on continued cost optimisation and margin enhancement resulted in an 11% operating profit increase for the Division.

Construction Accessories

The year was one of progress for the Construction Accessories platform with strong organic sales due to robust activity levels across core markets and further product innovation. Operating profit also expanded, despite restructuring charges taken as part of the platform’s optimisation of its production network. Our UK-based engineered accessories business experienced strong demand for its products, supported by good activity levels and both sales and operating profit were ahead of prior year. In Germany, the business also advanced, as positive trading conditions resulted in increased demand. For our Swiss business, reasonable activity levels saw sales finish ahead of prior year. Activities in the Netherlands and France benefited from ongoing economic recovery while sales in our Belgian business advanced in competitive markets. Our export markets proved challenging as project delays impacted performance, though our Australian business saw organic growth due to good demand for its products.

Shutters & Awnings

The Shutters & Awnings business recorded a 3% increase in sales compared with the prior year. The Netherlands, supported by underlying market activity and benefiting from operational improvements, reported a good trading performance. Our German businesses experienced challenges arising from tighter labour markets and increasing input costs; however, sales across the businesses advanced. The UK business reported a solid trading performance despite currency pressure. Operating profit for the platform remained in line with 2016.

Network Access Products

& Perimeter Protection

The Network Access Products business, with operations in the UK, Ireland and Australia and a growing export base, had another year of growth in both sales and operating profit. Positive underlying infrastructure demand continued, particularly in its UK-based business; in addition, ongoing focus on optimising costs and product profile resulted in positive margin development for the business.

The permanent fencing business overall had a positive year as it reported both sales and operating profit ahead of prior year. Continued cost focus at our UK businesses resulted in improved sales and profitability and margins advanced in the Netherlands, despite competitive markets. The mobile fencing business, after a strong prior year, experienced another year of growth benefiting from improved building activity in its core markets.

Architectural Products

Despite a good demand backdrop across the platform’s main markets and sales progression, operating profit finished behind last year as a result of a lower margin product profile in some markets. In the Benelux, trading advanced in an overall positive economic environment. For our German business, trading was broadly in line with last year while results were positively impacted by improved pricing and operational performance. In Poland, our operations experienced strong demand, albeit for some lower margin products, and with good volume growth sales finished ahead of the prior year.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’

  profit after tax.

CRH Annual Report and Form 20-F | 2017

Europe Distribution

CRH’s Europe Distribution Division, sells and distributes building materials to professional builders, specialist heating and plumbing contractors, and DIY customers through a network of trusted local and regional brands across a number of mature markets in Western Europe.

What we do:

Europe Distribution is involved in the sale and supply of a wide range of building materials, catering to different local markets and varied customer groups.

Our development strategy is focused on increasing the network density of our existing businesses in our core markets, while also investing in new platforms and formats in other attractive segments of building materials distribution.

Substantial opportunities remain to improve our existing network in our core markets and to establish new propositions aimed at increasing our exposure to growing RMI market demand.

How we create value:

We operate a portfolio of local brands that focus on building deep customer relationships through quality of our service, reliability and focused propositions aimed at selected market segments.

We innovate around the changing needs of our customers through the introduction of additional product categories, new formats and technology supporting our interaction with customers.

Collective expertise from across our various business segments is leveraged to optimise the supply chain, with just-in-time logistics, a category-management-based approach to procurement and focused IT systems.

How we are structured:

The Division is active in three business areas: General Builders Merchants (GBM), Sanitary, Heating and Plumbing (SHAP), and DIY (Do-It-Yourself). The Division also holds a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region. Europe Distribution employs approximately 11,000 people at over 650 locations.

General Builders

Merchants (GBM)

GBM distributes heavy building materials and a wide range of other products to professional customers, mainly small and medium sized builders from 352 locations. Europe Distribution has strong regional positions in GBM, based on a comprehensive branch coverage, wide product offering and high stock availability.

Sanitary, Heating & Plumbing (SHAP)

SHAP businesses specialise in servicing the needs of plumbers and heating, gas, water, and ventilation technicians at 134 locations. The businesses are organised around public-facing showrooms to facilitate product choice, central warehousing and a wide network of pick-up locations for installers to collect or co-ordinate delivery.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2017 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Activities, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2017

Products and Services Locations

DIY (Do-It-Yourself)

Addressing the residential RMI segment, our DIY business sells decorative and home improvement products direct to the consumer from 198 easily-accessible retail locations. The DIY platform in Europe operates under four different brands: GAMMA (the Netherlands and Belgium), Karwei (the Netherlands), Hagebaumarkt (Germany) and our Maxmat joint venture (Portugal).

CRH Annual Report and Form 20-F | 2017

Operations Review - Europe Distribution

Prior Year 2016

Results		Analysis of change
€ million	2015	Exchange	Divestments	Swiss Fine	Organic	2016	% change
Sales revenue	4,158	-24	-53	-	-15	4,066	-2%
EBITDA (as defined)*	171	-1	-2	+32	+6	206	20%
Operating profit	94	-1	-1	+32	+6	130	38%
EBITDA (as defined)*/sales	4.1%					5.1%
Operating profit/sales	2.3%					3.2%

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

General Builders Merchants

Overall, like-for-like sales for our General Builders Merchants business declined in 2016 but operating profit remained stable. Challenging market circumstances in the Swiss business, where margin improvements and strong cost control could not fully compensate for lower sales levels, resulted in a decline in profitability. Trading in the Netherlands was strong as a result of increasing overall demand and delivery on performance improvement projects. Sales at our German business were stable, in line with market circumstances. Despite a recovering trend in the new residential market, performance in the French business was impacted by unfavourable weather patterns (including flooding) in the Paris area and a competitive market which resulted in a decline in sales and profitability compared to 2015. In Austria, improvements in pricing and product mix, as well as the closure of some branches led to improved results.

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

CRH Annual Report and Form 20-F | 2017

Current Year 2017

Results		Analysis of change
€ million	2016	Exchange	Acquisitions	Pension Credit	Organic	2017	% change
Sales revenue	4,066	-20	+28	-	+71	4,145	2%
EBITDA (as defined)*	206	-1	-	+61	+3	269	31%
Operating profit	130	-1	-	+61	+17	207	59%
EBITDA (as defined)*/sales	5.1%					6.5%
Operating profit/sales	3.2%					5.0%

Swiss pension plan past service credit of €61 million in 2017

The commentary below excludes the impact of a past service credit due to pension plan amendments in Switzerland.

Europe Distribution experienced stable sales and profit development but with mixed performances across our businesses. Overall sales were slightly ahead with a strong contribution from our General Builders Merchants business in the Netherlands which benefited from an increase in residential building volumes. In addition, our SHAP businesses in Germany and Belgium continued to gain market share in consolidating markets. These positive developments were partly offset by difficult market conditions in Switzerland.

General Builders Merchants

Our General Builders Merchants business showed 3% sales growth in 2017, with stable operating profit excluding depreciation. Continued increasing demand in the Netherlands combined with delivery on performance improvement projects resulted in further growth of the Dutch operating profit. Our German business showed sales growth against a flat RMI market backdrop, with profit impacted by acquisition-related costs. Market conditions in Switzerland remained challenging due to sluggish residential demand, and cost savings initiatives could not fully offset the impact of lower sales and increased pressure on trade margins. Our French business benefited from an improving residential sector and the performance in our Austrian business improved due to continued focus on our cost base.

DIY (Do-It-Yourself)

Our DIY business operates in the Netherlands, Belgium and Germany. Despite improving consumer confidence in these countries, competitive pressures and an increasing trend towards online sales contributed to declining store sales. Operating profit in our Netherlands business improved due to a continued focus on overhead costs and personnel productivity initiatives. Despite the opening of a new store in the Brussels area, sales and operating profit remained stable in a competitive environment. Our German DIY business performed in line with 2016, although trading was impacted by some unfavourable weather conditions at the beginning of the year.

Sanitary, Heating and Plumbing (SHAP)

Continued sales growth from additional pick-up locations and further investments in showrooms led to market share improvement in our German and Belgian SHAP businesses. Operating profit decreased due to declining results in Switzerland, which were partly offset by operational improvement, procurement initiatives and growth in Belgium and Germany.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

Americas Materials

CRH’s Americas Materials Division is the leading vertically integrated supplier of aggregates, cement, asphalt, readymixed concrete and paving and construction services in North America.

What we do:

CRH’s Americas Materials Division is the number one producer of aggregates and asphalt and the second largest producer of readymixed concrete in North America.

CRH Americas Materials is a leading producer of cement in Canada. During 2017, it expanded its cement operations with the acquisition of assets in Florida. In Brazil, CRH is a major supplier of cement to the Rio de Janeiro and Belo Horizonte markets.

A significant portion of our business is awarded by public tender for federal, provincial, state and local government authority road and infrastructural projects. CRH Americas Materials also has a broad commercial customer base, supplying aggregates, cement, asphalt and readymixed concrete for industrial, office, shopping mall and private residential development and refurbishment. The Division is strongly resource-backed and broadly self-sufficient in aggregates with over 15 billion tonnes of reserves, of which approximately 80% are owned.

Our principal purchased raw materials are liquid asphalt and cement used in the manufacture of asphalt and readymixed concrete respectively.

How we create value:

In a largely unconsolidated sector where the top ten aggregates, asphalt and readymixed concrete participants account for less than one third of overall production, our businesses build strong regional leadership positions in local markets underpinned by well-located, long-term reserves. Our deep market knowledge drives performance in local markets, while our extensive network allows us to leverage talent, synergies for procurement, cost management and operational excellence.

Americas Materials is vertically integrated in aggregates, asphalt, cement, readymixed concrete and paving and construction services. Approximately 30% of the aggregates we produce are sold internally, helping to drive company-wide growth and efficiency.

How we are structured:

CRH Americas Materials is organised geographically into six divisions (North, South, Central, West, Canada and Brazil). The Division has a network of operations at close to 1,300 locations across 44 US states and six Canadian provinces, employing approximately 24,100 people.

Aggregates

Aggregates, including sand, gravel and crushed stone, are essential ingredients in a wide range of construction materials. They can be found in everything from the asphalt pavements used to make roads, to the concrete used in bridges and foundations, to the sand traps in golf courses. With sales of 170 million annualised tonnes, Americas Materials is the number one producer of aggregates in North America.

Cement

Cement is a primary building material and used as a binding agent in the production of a range of products for the construction industry. Americas Materials, a leading producer of cement in Canada sold 3 million tonnes of cementitious product in 2017 and a further 2 million tonnes in Brazil. We also acquired a 1 million tonne cement plant in Florida to expand our cement operations in the US.

Asphalt

Asphalt is used in building roads, highways, runways and parking lots. Americas Materials is the number one asphalt producer in North America, selling 47 million annualised tonnes. We ensure value for our customers through quality control and rigorous product testing. We are committed to sustainability, with heavy investment in recycled materials and innovative warm-mix asphalt technologies that consume less fuel and release fewer emissions.

Because cement requires an energy-intensive manufacturing process, we have established a range of initiatives to reduce our carbon footprint and incorporate reusable, recyclable material.

   * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2017 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Geography, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2017

Products and Services Locations

Readymixed Concrete

Readymixed concrete is comprised of aggregates, cement and water. It is strong, customisable, versatile and durable, making it the world’s most popular building material. Americas Materials sells approximately 10 million annualised cubic metres of readymixed concrete. Our readymixed concrete is produced to customer specifications and is delivered in a timely manner from our extensive network of locations.

Paving and Construction Services

Americas Materials is the leading supplier of product for road construction and repair/maintenance demand in North America. Annually, our crews complete approximately €3.8 billion in paving and construction projects.

  † Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes sold.

†† Including the Group’s share of equity accounted investments.

CRH Annual Report and Form 20-F | 2017

Operations Review - Americas Materials

Prior Year 2016

Results			Analysis of change

€ million	2015	Exchange	Acquisitions	Divestments	LH Costs	Organic	2016	% change

Sales revenue	7,018	-4	+715	-78	-	-53	7,598	8%
EBITDA (as defined)*	955	-	+72	-7	+50	+134	1,204	26%
Operating profit	620	-	+23	-3	+50	+128	818	32%
EBITDA (as defined)*/sales	13.6%						15.8%
Operating profit/sales	8.8%						10.8%

LH integration costs of €7 million were incurred in 2016 (2015: €57 million)

The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

With continued volume improvement, operational efficiencies and reduced energy costs, Americas Materials had another year of good profit growth in 2016 and delivered a strong organic operating profit. Residential and non-residential demand continued to improve, while publicly funded infrastructure activity remained stable resulting in an overall improvement in trading conditions in the US. Organic sales were down 1% but like-for-like operating profit increased 21%, with positive real price improvements experienced across all products. 2016 also represented the first full year of results from the LH Assets acquired in 2015, which saw mixed regional results from Canada alongside more challenging market conditions in Brazil.

Total volumes, including acquisition effects, increased 9% for aggregates, 3% for asphalt and 22% for readymixed concrete. This volume growth, together with a 3% average price increase in aggregates, a 4% average price increase in readymixed concrete in the US and efficient cost control resulted in margin improvements in 2016. Despite price declines of 8% in asphalt, strong leverage on increased volumes and the beneficial impact of lower energy prices contributed to margin expansion. Construction sales increased 6%, driven by the Canadian business as bidding continued to be competitive in the US despite limited increased infrastructure spending across some states. Good cost control enabled margin expansion. Demand in our North American cement markets increased as declines in Western Canada were more than offset by increases in Quebec and the US market. Average prices were steady despite strong external downward pricing pressures in the Canadian regions.

While the main focus in 2016 was on successfully integrating our Canadian and Brazilian acquired assets, eight bolt-on acquisitions and one investment were also completed in 2016 at a total cost of €112 million. The principal acquisition was of a significant aggregates and asphalt operation in Utah which added three asphalt plants, one readymixed concrete plant and lease rights to 16 aggregates sites. In total 93 million tonnes of permitted reserves were added in 2016. Business and asset disposals in 2016 generated proceeds of €107 million, continuing the optimisation of our strategic footprint.

United States

Like-for-like aggregates volumes rose 4% from 2015 while average prices increased by 3%. Asphalt volumes increased 1% on a like-for-like basis while input cost decreases more than offset like-for-like price declines of 8% compared to 2015. US readymixed concrete volumes increased 4% compared with 2015 and average prices increased 4%. Like-for-like sales in our paving and construction services business decreased 3%, but this was offset by overall margin expansion of 140 basis points in 2016. Performance was positively impacted by the lower energy cost environment experienced throughout 2016.

Operations in the US were reorganised at the beginning of 2016 into four divisions; North, South, Central and West. The North division’s sales were down from 2015; however, with the benefit of operating efficiencies, strong cost controls and lower energy costs, operating profit in the division improved significantly in 2016. Heritage sales in the South division were 1% ahead in 2016, despite record flooding in West Virginia and Kentucky, and the impact of hurricane Matthew. Operating profit was also well ahead in the division with increased volumes contributing to margin growth. With resilient market growth in Texas in both the public and private sectors, the Central division delivered a heritage sales increase of 8% along with strong margin improvement. Like-for-like volumes in the division were ahead of 2015, with Texas in particular showing strong growth. With strong operating and overhead cost management across each product line, the West division reported heritage sales 2% ahead of 2015 along with margin and operating profit increases.

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

CRH Annual Report and Form 20-F | 2017

Current Year 2017

Results		Analysis of change

€ million	2016	Exchange	Acquisitions	Divestments	LH Costs	Organic	2017	% change

Sales revenue	7,598	-123	+379	-80	-	+196	7,970	5%
EBITDA (as defined)*	1,204	-24	+46	-5	+7	+42	1,270	5%
Operating profit	818	-19	+12	-2	+7	+42	858	5%
EBITDA (as defined)*/sales	15.8%						15.9%
Operating profit/sales	10.8%						10.8%

The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

2017 was a year of progress in Americas Materials, supported by continued economic growth across residential and non-residential sectors, while infrastructure remained stable in our markets. Despite record levels of rainfall during the year and hurricane activity experienced in Florida and Texas, both sales and operating profit increased 5%, as selling price increases were achieved across all products in North America.

Aggregates had a strong finish to 2017 and together with the positive impact of acquisitions during the year, total volumes were 7% ahead, while like-for-like volumes were flat. Average price increases of 6% on a like-for-like basis combined with efficient cost control resulted in margin expansion.

Margin improvement was also experienced in our readymixed concrete operations as like-for-like volumes increased 4% while overall volumes were 3% ahead, impacted by 2016 divestments in our Central division. Both like-for-like and total average prices increased by 3%.

Although like-for-like asphalt volumes increased 2% and 6% on an overall basis, asphalt margins were under pressure with like-for-like average price increases unable to offset higher input costs.

With pockets of increased state infrastructure spending, like-for-like sales for paving and construction services increased 1% with overall sales 7% ahead. Construction margin improved slightly in 2017, despite the ongoing competitive bidding environment.

Our cement business in North America saw total volumes 3% ahead and marginal price increases, supported by stronger demand in the US. Against the backdrop of a favourable US price environment, Americas Materials continued to optimise its terminal network and market penetration by repositioning more volumes to the US from Canada, where competitive market conditions remain, especially in Quebec.

Americas Materials continued to strengthen its position in existing and complementary markets throughout North America in 2017 and completed 13 acquisitions for a combined total of €1.1 billion. The principal acquisition, which was completed at the end of November 2017 and therefore had a limited contribution to current year trading, was Suwannee American Cement together with certain other materials assets; consisting of a 1 million tonne cement plant in Florida, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities.

United States

Trading benefited from solid demand in the US and, despite some unfavourable weather, total volumes and prices increased across all products. Like-for-like sales saw a resulting 4% increase in 2017. Operating profit also increased though margin expansion in aggregates and readymixed concrete was partly offset by a decline in asphalt margins due to higher bitumen prices, a key component of asphalt mix.

Our US operations are divided into four main divisions: North, South, Central and West. The North division comprises operations in 13 states, with key operations in Ohio, New York, New Jersey and Michigan. With significant precipitation as well as softer markets in Michigan and Connecticut, volumes were down across all products, although increased pricing and improved construction sales resulted in a like-for-like sales increase. Operating profit was further impacted by increased input costs, and margin declined. The South division comprises operations in 12 states with key operations in Florida, North Carolina and West Virginia. Like-for-like South division sales and operating profit were ahead 7% and 14% respectively, despite the impact of hurricane Irma which caused downtime at several locations in Florida and Georgia. Improvements were mainly driven by increased construction activity and margin, as well as price increases across all products.

The Central division has operations in nine states, with the key states being Texas, Arkansas and Minnesota. Like-for-like Central division sales were down 3% mainly due to unfavourable weather during the summer which continued into autumn, along with the impact of hurricane Harvey; however, with strong cost control and the benefit of operating efficiencies, overall operating profit improved over prior year. The West division has operations in ten states, the most important of which are Utah, Idaho, Washington and Colorado. Overall demand was strong across the division, with improved volumes across all product lines resulting in like-for-like sales up 11% compared with the prior year. Operating profit was also well ahead in the division, with aggregates and readymixed concrete price increases taking hold and driving increased margin.

Canada

The overall Canadian economy expanded in 2017, led by robust gains in the core markets of Ontario, Quebec and Alberta. The pace of growth was largely fuelled by improvements in oil prices and continued spending by Canadian consumers. Despite the positive environment and increases of volumes across all products, like-for-like sales were muted by regional variations in pricing and the performance within the construction business, which was impacted by adverse weather conditions and the non-recurrence of key projects.

Brazil

Weakness in the construction market continued during 2017 due to the unfavourable economic and political situation; however, more recently, lower interest rates and a reduction in inflation have started to have a positive impact. While cement consumption was down 5% in the Southeast region, CRH saw volume improvements through a focus on key customer segments; however, selling prices continued to fall below 2016 levels.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

Americas Products

CRH’s Americas Products Division is one of North America’s leading suppliers of construction products. Its businesses manufacture, supply and deliver the products needed to shape and enhance the built environment for modern communities.

What we do:

CRH Americas Products is a leading supplier of value-added building products, primarily to residential, and non-residential construction projects across the US and Canada. Our broad product range and extensive geographic footprint allow us to serve large national customers as well as providing smaller customers with the personal touch of a local supplier. Our architectural, precast concrete and building envelope products businesses serve the needs of local customers mainly in the residential and non-residential building sectors.

How we create value:

As part of our ongoing focus on value creation we consistently invest in talent development, commercial and operational excellence processes, innovation and technology to ensure continuous improvement in everything we do. Our commitment to building better businesses is demonstrated in our approach at national and regional levels to facilitate best practice sharing. We leverage our unique scale, breadth and capabilities to build competitive advantage in key segments and channels. We maintain a pipeline of innovative and value-added products and design-solutions through our research and development centres.

Americas Products’ development strategy is to build a portfolio of networked and scalable businesses with leading market positions across a balanced range of products and end-use markets. Focusing strategic accounts and influencers in the construction supply chain on CRH’s broader product and capability portfolio, our Building Solutions group provides an additional avenue for market share growth.

How we are structured:

Americas Products is organised into three strategic product groups, Architectural Products, Precast and BuildingEnvelope® which maintain distinct organisations for their business-specific strategies, with the centre supporting finance, talent management, business development and strategy, strategic account development and procurement. Each group has smaller national or regional positions in product lines that support and complement its core businesses. The Division employs approximately 17,100 people at nearly 350 locations.

Architectural Products

The Architectural Products Group (APG) is North America’s leading supplier of concrete masonry, hardscape and related products for residential, commercial and DIY (Do-It-Yourself) construction markets. APG has 182 operating locations in 36 states and five Canadian provinces.

Competition for APG arises primarily from other locally owned building products companies. Principal raw material supplies are readily available.

APG’s concrete masonry products are used for veneers, walls and foundations. Hardscape products comprise pavers, retaining wall and patio products.

Dry cement mixes, marketed under brands such as Sakrete® and Amerimix®, are also an important product offering of our business.

Lawn & garden products, mainly bagged and bulk mulch, soil and speciality stone products, are marketed to major DIY and homecenter chains across the US. Composite decking products, marketed under the ChoiceDekTM and MoistureShieldTM brands, are another key outdoor living offering in our portfolio.

Precast

Our Precast group is one of North America’s leading manufacturers of precast concrete and related products with 77 locations across North America predominantly in 26 US states. The group employs approximately 4,100 employees.

Precast manufactures a range of concrete and polymer-based products such as underground vaults, drainage pipe and structures, utility enclosures and modular precast structures which are supplied to the water, electrical, telephone and railroad markets and to select non-residential building applications.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2017 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Products, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F | 2017

Products and Services Locations

The Precast group also includes the construction accessories business, which supplies specialised products used in concrete construction activities. In many instances, precast products are an alternative to poured-in-place concrete, which is a significant competing product.

BuildingEnvelope®

Our Oldcastle BuildingEnvelope® (OBE) business is a leading integrated supplier of products specified to close the building envelope, including architectural glass, storefront systems, custom engineered curtain wall and window wall, architectural windows, doors and skylights. OBE is also the largest supplier of architectural railings, glazing hardware and high performance glass installation products in North America.

Our products are specified across all market segments from single-storey storefronts to intermediate multi-storey commercial structures to high-rise, monumental buildings. OBE employs approximately 6,700 people and serves every major North American metropolitan and regional market through its 82 operating locations along with further operating locations across Europe (4) and Australia (3).

† Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes sold.

CRH Annual Report and Form 20-F | 2017

Operations Review - Americas Products

Prior Year 2016

Results		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	Organic	2016	% change
Sales revenue	3,862	-48	+390	-214	+290	4,280	11%
EBITDA (as defined)*	391	-3	+80	-6	+81	543	39%
Operating profit	249	+2	+58	-1	+103	411	65%
EBITDA (as defined)*/sales	10.1%					12.7%
Operating profit/sales	6.4%					9.6%

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

Architectural Products

With the benefit of favourable weather early in 2016, APG showed increased activity in the RMI sector, with continued improvement from residential and commercial construction. Sales volumes were strong across the US but were more steady in Canada. The favourable selling environment, together with product innovation and commercial initiatives, drove gains across all major product categories and channels resulting in an increase in like-for-like sales compared with 2015. APG focused on both product portfolio management and cost reduction efforts to maximise returns. Overall, APG recorded a strong improvement in operating profit for 2016.

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

Integration of the CRL and OBE businesses has been very successful and both CRL and OBE have continued to benefit from significant synergies through an increased common customer base and fixed cost efficiencies. With a full year of ownership, CRL had strong sales and profit growth and showed an improvement in margins in 2016.

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

CRH Annual Report and Form 20-F | 2017

Current Year 2017

Results		Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	Organic	2017	% change
Sales revenue	4,280	-79	+87	-14	+53	4,327	1%
EBITDA (as defined)*	543	-10	+10	+1	+29	573	6%
Operating profit	411	-8	+4	+2	+26	435	6%
EBITDA (as defined)*/sales	12.7%					13.2%
Operating profit/sales	9.6%					10.1%

Continued improvement in macroeconomic conditions positively impacted construction; however, activity was limited by historically high levels of precipitation in 2017, supply-side factors such as the shortage of skilled construction labour and competitive markets. Americas Products saw good growth along the West Coast and parts of the South and Southeast due to improving residential and non-residential construction, partly offset by more modest trading in Canada and parts of the Northern US. Contributions from improved operational efficiencies, improved product and project mix, procurement initiatives and targeted price increases more than offset the impact of input cost inflation. Benefiting from the contribution of acquisitions and continued synergies from the CRL acquisition, Americas Products achieved a 6% increase in operating profit and margins improved.

Americas Products completed eight acquisitions and one joint venture investment for total consideration of €0.2 billion. The acquisition of Advanced Environmental Recycling Technologies, Inc. (AERT), a manufacturer of composite decking, added an outdoor living product complementary to APG’s Belgard hardscapes and retaining wall products. Also, the acquisition of Block USA extended APG’s masonry footprint into Alabama, Mississippi and the Gulf Coast.

Architectural Products

With the benefit of acquisitions, APG saw increased activity, especially in the residential RMI sector. Growth was at a more measured pace than last year, with volumes affected by unfavourable weather and installation labour shortages. Activity was good across most of the US but more moderate in Canada. Solid demand from major products and distribution channels, together with product innovation and commercial initiatives, drove a modest increase in like-for-like sales compared with 2016. APG continued to focus on operating cost reduction efforts to maximise returns. Overall, APG saw good operating profit growth for the year.

BuildingEnvelope®

In 2017, non-residential building activity saw continued advancement but at a slower pace than prior years. OBE experienced relatively flat sales revenue in 2017 because of more challenging market conditions, more selective bidding on larger projects and tighter skilled labour markets. However, OBE recorded improved operating profits because of better sales mix, improved operational performance and continued synergies from the integration of the CRL and OBE businesses.

Precast

Sales growth was achieved in 2017 but was limited by unfavourable weather and relatively slower demand growth for both private construction and public infrastructure in certain markets. Precast recorded increased operating profits, due to better operational performance at construction project businesses, partly offset by margin impacts from increased input costs. In addition, backlogs remained strong in 2017.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

Asia

CRH’s Asia Division is comprised of cement operations in the Philippines, Northeast China and Southern India. These positions represent strategic growth platforms which provide us with exposure to industrialisation, urbanisation and population related construction demand in the region’s developing economies.

What we do:

CRH is the second largest producer of cement in the Philippines. The Group also has strategic footholds in regional cement markets in China and India. The Group is committed to investing in, and developing its leadership positions in the region.

CRH’s Asia Division is focused on maximising performance and returns in its businesses, expanding its balanced portfolio of diverse products and geographies and conducting its businesses responsibly and sustainably.

How we create value:

CRH Asia creates value by identifying and establishing select positions with strong long-term prospects in regional markets.

Using CRH’s proven acquisition model, we are focused on building on our existing platforms and on making our businesses better. Since our initial entry into the Chinese and Indian markets, we have increased capacity more than threefold through both organic growth and the successful integration of new bolt-on acquisitions. Our joint venture in India recently commissioned its new grinding unit at Tuticorin in the southern state of Tamil Nadu, which gives us access to new markets.

CRH Asia achieves benefits of scale and other synergies in areas such as Health & Safety, operational efficiency, commercial excellence, energy-efficiency and procurement.

How we are structured:

In the Philippines our operations span 12 different operating locations. Our country level head-offices in China and India report to CRH’s regional headquarters in Singapore. The Division employs approximately 1,400 people, with a further 7,500 in our equity accounted investments.

Aggregates In the Philippines, CRH’s operations include the production and supply of aggregates used in concrete for housing, buildings and infrastructure.

Cement

Republic Cement, the second largest cement producer in the Philippines has six strategically located cement production facilities across the country which contribute to a total capacity of 7.5 million tonnes.

CRH’s operations in China consist of a 26% stake in Yatai Building Materials, a market leader in cement in Northeast China, with a cement capacity of 32 million tonnes and operations in the three provinces of Heilongjiang, Jilin and Liaoning.

My Home Industries Limited (MHIL) is our 50% joint venture cement producer in Southern India. It has a leading position in the states of Andhra Pradesh and Telangana, with a total capacity of 9.6 million tonnes across four locations.

    * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  ** Net Assets at 31 December 2017 comprise segment assets less segment liabilities as disclosed in note 1 to the Consolidated Financial Statements.

*** Geography, sector exposure and end-use balance are based on sales.

  † Throughout this document annualised volumes have been used which reflect the full-year impact of acquisitions made during the year and may vary from actual volumes sold.

†† Including the Group’s share of equity accounted investments.

CRH Annual Report and Form 20-F | 2017

Operations Review - Asia

Current Year 2017

Results		Analysis of change
€ million	2016	Exchange	LH Costs	Organic	2017	% change
Sales revenue	508	-39	-	-33	436	-14%
EBITDA (as defined)*	109	-11	+6	-52	52	-52%
Operating profit	71	-7	+6	-55	15	-79%
EBITDA (as defined)*/sales	21.5%				11.9%
Operating profit/sales	14.0%				3.4%

The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

The Asia Division was formed following the acquisition of the Philippines operations as part of the LH Assets transaction in 2015. The table above includes the results from these operations together with CRH Asia’s divisional costs.

In addition to our subsidiary businesses in the Philippines, the Group also has a share of profit after tax from our stakes in Yatai Building Materials in China and MHIL in India, which are reported within the Group’s equity accounted investments as part of profit before tax.

Philippines

While economic growth and market fundamentals remain robust, with both residential and non-residential demand stable, major infrastructure projects progressed at a slower pace in 2017. Despite this, the long-term outlook for the construction industry in the Philippines remains strong.

Although volumes increased in 2017, driven by a strong performance in the Visayas and Mindanao (VisMin) housing sector, overall sales were behind, as prices were impacted by additional capacities in the market and aggressive competitor pricing. The impact of lower selling prices combined with increased fuel and power costs resulted in lower operating profit than 2016.

Equity Accounted Investments

China

Despite volumes being under pressure in Northeast China, prices significantly recovered in the market, with both cement and clinker prices in Yatai Building Materials well ahead of 2016. The higher prices more than offset increased coal prices and resulted in improved performance in 2017.

India

Despite recording higher cement volumes and marginally higher prices, MHIL ended 2017 with operating profit behind prior year due to increased fuel prices, as well as lower sales of power to third parties.

Prior Year 2016

Results		Analysis of change
€ million	2015	Exchange	Acquisitions	LH Costs	Organic	2016	% change
Sales revenue	151	-6	+360	-	+3	508	236%
EBITDA (as defined)*	2	-	+93	+13	+1	109	n/m
Operating profit/(loss)	-7	-	+71	+13	-6	71	n/m
EBITDA (as defined)*/sales	1.3%					21.5%
Operating profit/sales	-4.6%					14.0%

LH integration costs of €6 million were incurred in 2016 (2015: €19 million)

n/m not meaningful percentage movements

The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

Philippines

The construction market remained strong in the Philippines in 2016, with growth in cement demand largely due to increased construction activities in the private sector and government infrastructure spending. Despite competitive markets, operating profit was ahead due to higher selling prices and lower variable costs which benefited from a decrease in the price of imported clinker and lower prices of fuel and power.

Equity Accounted Investments

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

CRH Annual Report and Form 20-F | 2017

Americas Distribution (Discontinued Operations)

Americas Distribution was a leading distributor of roofing, siding, drywall, ceiling systems and related accessories to speciality contractors in residential and commercial construction in the United States.

In August 2017, the Group entered into a sales agreement to divest of its 100% holding in Allied Building Products, the trading name of our Americas Distribution Division. The transaction closed on 2 January 2018. In accordance with IFRS 5, the Division is reported as discontinued operations for 2017 (see note 2 to the Consolidated Financial Statements). The business description and trading performance that follows is provided for information purposes only.

Americas Distribution, was a leading supplier to speciality contractors of Exterior Products (roofing and siding), and Interior Products (ceilings and walls), as well as Solar Roofing panels, primarily for the residential market.

The business, which was characterised by a strong commitment to both customers and manufacturers, was cyclical in nature and sensitive to changes in general economic conditions, specifically to fluctuations in housing and construction-based markets.

Americas Distribution deployed state-of-the-art customer-facing IT technologies, disciplined and focused cash and asset management systems, and well established procurement and commercial systems to support supply chain optimisation and enabled it to provide superior customer service.

The Division established the private label Tri-Built Materials Brand to help differentiate from competitors in the marketplace, establish a unique brand identity and expand margins. This initiative grew to include more than 30 residential and commercial accessory products.

Americas Distribution was structured as two divisions: Exterior Products and Interior Products and operated in 31 states across over 200 locations, employing approximately 3,900 people.

Exterior Products

Exterior Products distributed both commercial and residential roofing, siding and related products. Additionally, two locations were dedicated to the distribution of Solar Roofing panels. Demand in the Exterior Products business was largely influenced by residential and commercial replacement activity with key products having an average lifespan of 25 to 30 years. Commercial roofing products included single-ply membranes and various asphalt-based roll roofing products along with complementary products, such as sealants, vapour barriers and roof cements and coatings.

Interior Products

Interior Products distributed gypsum wallboard, metal studs and acoustical tile and grid. Demand for Interior Products was primarily driven by the new residential, multi-family and commercial construction markets. Interior Products’ customers consisted of interior partition and commercial ceiling contractors. Sales trended slightly toward commercial construction and were predominantly focused on new construction for both residential and commercial-based projects.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

** Activities, sector exposure and end-use balance are based on 2017 sales.

CRH Annual Report and Form 20-F | 2017

Operations Review - Americas Distribution (Discontinued Operations)

Current Year 2017

Solid revenue and strong operating profit growth was achieved in 2017, predominantly in the Exterior Products division. Sales in the Interior Products business, while remaining healthy, finished the year behind prior year levels.

Demand for Exterior Products, specifically residential roofing, was very strong in the hail-affected markets of Minnesota, Colorado, Maryland, Virginia and Chicago. Continued economic improvement and focused growth in the Northeast markets (New York, New Jersey, Pennsylvania), Michigan and Florida were additional performance drivers for the Exterior Products division. Following a very robust 2016 multi-family demand in the Hawaiian Interior Products market, 2017 sales volumes returned to a more normalised level. This was partly offset by gains in the California and Colorado Interior Products markets. Recent facility investments in the Solar business fuelled growth in that segment also.

In 2017, management remained highly focused on cost control and maintaining gross margin through improved procurement initiatives and the persistent monitoring of non-essential expenses. Business process improvements and the regional service area model continued to mature, enabling further economies of scale. Five new greenfield locations were opened in 2017 and the Tri-Built private label business continued to be developed.

Exterior Products

Most of the residential roofing products continued to grow in 2017, both in line with the market and due to concentrated efforts to improve the residential product mix. The storm-affected areas experienced significant roofing growth and overall the Exterior Products division reported solid sales and improved operating profits in 2017.

Interior Products

Sales in this division were tempered in most markets compared with prior year, with the largest slowdown in the Hawaiian market coming off a very robust 2016. A focused approach to cost control and gross margin improvement enabled operating profits to remain in line with prior year.

Prior Year 2016

2016 was a year of solid profit delivery on increased sales and both the Exterior Products and Interior Products divisions advanced and recorded sales and profit growth.

Strong demand in the Florida, Chicago and Atlantic markets, focused growth in Iowa, Ohio and Michigan markets and storm driven demand in Texas were the drivers of performance in the Exterior Products division. Against a strong performance in 2015, sales in Northeast markets were marginally behind 2015.

The Interior Products division continued to experience volume growth throughout 2016. The strongest gains were in Western markets, particularly California and Hawaii where increased demand continued to be driven by robust multi-family construction, offsetting softer Carolinas markets.

In 2016, management remained highly focused on gross margins in a very competitive environment through improved procurement initiatives. Margin discipline and optimised working capital were maintained while growing organically. Technology investments made in 2016 included a customer relationship management tool, a transportation management tracking system and a highly functional mobile application for customers, all of which served to differentiate in the marketplace. The regional service area model continued to mature, and the drive towards simplifying business processes through continuous improvement all added to the potential for greater economies of scale as the business expanded.

Although no acquisitions were completed in 2016, the opening of five new locations continued to strengthen the greenfield and service centre strategy. This continued focus allowed improvement in the area of customer service, cost control and more efficiently leveraging existing assets. Sales and product offerings of the Tri-Built private label brand continued to grow in 2016. This, combined with investments in technology and the ongoing effort and expansion of the service centre network, continued to differentiate the business in the marketplace.

Exterior Products

Commercial roofing continued to experience modest industry-wide growth while growth in the residential sector was largely due to the high level of hail storm activity experienced in specific markets in the US, particularly in Texas. While most of Exterior Products residential roofing markets grew in line with the market, concentrated efforts resulted in an improved residential product mix. The Exterior Products division reported solid sales and improved operating profits in 2016.

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

55

TARMAC
A CRH COMPANY

Every year Tarmac, part of CRH's Europe Heavyside Division, moves approximately nine million tonnes of material by rail freight. In 2017 Tarmac opened a new rail depot at Garston, Liverpool, as part of its strategy to increase the movement of material by rail. The new depot will take around 10,000 trucks off British roads every year.

Governance

Board of Directors	59

Corporate Governance Report	62

Directors’ Remuneration Report	72

Directors’ Report	96

57

The interior of CRH's new Amsterdam office, which opened in 2017.

CRH Annual Report and Form 20-F | 2017

Board of Directors

Nicky Hartery

Non-executive Chairman Appointed to the Board: June 2004 Nationality: Irish Age: 66 Committee membership: Acquisitions Committee; Finance Committee; Nomination & Corporate Governance Committee

Skills and experience: Nicky was Vice President of Manufacturing and Business Operations for Dell Inc.’s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the US.

Qualifications: C.Eng, FIEI, MBA.

External appointments: Listed: Non-executive Director of Finning International, Inc., the world’s largest Caterpillar equipment dealer.

Non-listed: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive Chairman of Musgrave Group plc, a privately-owned international food retailer.

Albert Manifold

Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 55 Committee membership: Acquisitions Committee

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

Qualifications: FCPA, MBA, MBS.

External appointments: Listed: Not applicable.

Non-listed: Not applicable.

Senan Murphy

Finance Director Appointed to the Board: January 2016 Nationality: Irish Age: 49 Committee membership: Acquisitions Committee; Finance Committee

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

Qualifications: BComm, FCA.

External appointments: Listed: Not applicable.

Non-listed: Not applicable.

CRH Annual Report and Form 20-F | 2017

Patrick J. Kennedy

Non-executive Director Appointed to the Board: January 2015 Nationality: Irish Age: 64 Committee membership: Acquisitions Committee; Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Pat was Chairman of the Executive Board of Directors of SHV Holdings (SHV), a large family-owned Dutch multinational company with a diverse portfolio of businesses, including the production and distribution of energy, the provision of industrial services, heavy lifting and transport solutions, cash and carry wholesale and the provision of private equity. During a 32 year career with SHV, he held various leadership roles across SHV’s diverse portfolio of businesses, while living in various parts of the world, and was a member of the Executive Board of SHV from 2001, before becoming Executive Chairman in 2006. He retired from SHV in mid-2014.

Qualifications: BComm, MBS.

External appointments: Listed: Not applicable. Non-listed: Member of the Supervisory Board of SHV Holdings N.V.

Donald A. McGovern, Jr.*

Non-executive Director Appointed to the Board: July 2013 Nationality: United States Age: 67 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Don retired from PricewaterhouseCoopers (PwC) in June 2013, following a 39 year career with the firm. During that time he was Vice Chairman, Global Assurance at PwC, a position he had held since July 2008 and directed the US firm’s services for a number of large public company clients. He also held various leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead Director for, the Board of Partners and Principals of the US firm as well as a member of PwC’s Global Board.

Qualifications: CPA, MBA.

External appointments: Listed: Director of Cars.com, Inc.

Non-listed: Director of Neuraltus Pharmaceuticals, Inc. and eAsic Corporation.

* Senior Independent Director

Heather Ann McSharry

Non-executive Director Appointed to the Board: February 2012 Nationality: Irish Age: 56 Committee membership: Audit Committee; Remuneration Committee

Skills and experience: Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive Director of Bank of Ireland plc and IDA Ireland.

Qualifications: BComm, MBS.

External appointments: Listed: Non-executive Director of Greencore Group plc and Jazz Pharmaceuticals plc. Non-listed: Director of Ergonomics Solutions International and the Institute of Directors.

Gillian L. Platt

Non-executive Director Appointed to the Board: January 2017 Nationality: Canadian Age: 64 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: During the course of her executive career, Gillian has held a number of senior leadership positions in a variety of industries, geographies and roles including human resources, corporate affairs and strategy. Most recently she was Executive Vice President and Chief Human Resources Officer at Finning International, Inc. (the world’s largest Caterpillar equipment dealer) with global responsibility for human resources, talent development and communications. She previously held senior executive roles at Aviva, the multinational insurance company, as Executive Vice President Human Resources and Executive Vice President Strategy and Corporate Development.

Qualifications: Bachelor of Arts from the University of Western Ontario and a Masters of Education from the University of Toronto.

External appointments: Listed: Non-executive Director of Interfor Corporation, a Canadian listed company, which is one of the world’s largest providers of lumber. Non-listed: Not applicable.

CRH Annual Report and Form 20-F | 2017

Lucinda J. Riches

Non-executive Director Appointed to the Board: March 2015 Nationality: British Age: 56 Committee membership: Nomination & Corporate Governance Committee; Remuneration Committee

Skills and experience: Lucinda spent the majority of her career in investment banking, including 21 years in UBS Investment Bank and its predecessor firms where she worked until 2007. She held senior management positions in the UK and the US, including Global Head and Chairman of UBS’s Equity Markets Group and Vice Chairman of the Investment Banking Division.

Qualifications: Masters in Philosophy, Politics and Economics and a Masters in Political Science.

External appointments: Listed: Non-executive Director of Ashtead Group plc, Diverse Income Trust plc and ICG Enterprise Trust plc.

Non-listed: Non-executive Director of UK Financial Investments Limited, which manages the UK government’s investments in financial institutions, and the British Standards Institution and DIT Income Services Limited.

Henk Th. Rottinghuis

Non-executive Director Appointed to the Board: February 2014 Nationality: Dutch Age: 62 Committee membership: Acquisitions Committee; Audit Committee

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

Qualifications: Masters degree in Dutch Law; PMD Harvard Business School.

External appointments: Listed: Not applicable. Non-listed: Member of the Supervisory Board of the retail group Blokker Holding B.V., Chairman of Koole Terminals B.V. Henk also holds several non-profit board memberships.

William J. Teuber, Jr.

Non-executive Director Appointed to the Board: March 2016 Nationality: United States Age: 66 Committee membership: Audit Committee (Financial Expert); Finance Committee

Skills and experience: Until September 2016, Bill was the Vice Chairman of EMC Corporation. In previous roles he was responsible for EMC’s global sales and distribution organisation (2006-2012) and served as Chief Financial Officer (1996-2006). Prior to joining EMC he was a partner in the audit and financial advisory services practice of Coopers & Lybrand LLP.

Qualifications: MBA degree from Babson College, a Masters of Science in Taxation from Bentley College and a Bachelors degree from Holy Cross.

External appointments: Listed: Member of the Board of Directors of Popular, Inc. a diversified financial services company, and Inovalon Holdings, Inc., a healthcare technology company. Non-listed: Director of Accedian Networks, a technology company and BGP Bravo Holdings, a technology services company.

Richard Boucher

Non-executive Director Appointed to the Board: With effect from 1 March 2018 Nationality: Irish Age: 59 Committee membership: Not Applicable

Skills and experience: Richie has extensive experience in all aspects of financial services and was Chief Executive of Bank of Ireland Group plc between February 2009 and October 2017. He also held a number of key senior management roles within Bank of Ireland, Royal Bank of Scotland and Ulster Bank. Richie is a consultant for Fairfax Financial Group and acts as its nominee on the boards of investee companies. He is a past President of the Institute of Banking in Ireland and of the Irish Banking Federation.

Qualifications: Bachelor of Arts (Economics) from Trinity College, Dublin; Fellow of the Institute of Banking in Ireland.

External appointments: Listed: Director of Atlas Mara Limited, a company with investments in banks in Africa, and Eurobank Ergasias SA, a bank based in Athens, Greece which has operations in Greece and several other European countries. Non-listed: Not applicable.

CRH Annual Report and Form 20-F | 2017

Corporate Governance Report

Chairman’s Overview

The Corporate Governance report contains details of CRH’s governance structures and highlights the main areas of focus for the Board during 2017. Details of CRH’s general governance practices, which are largely unchanged from prior years, are available in the governance appendix on CRH’s website, www.crh.com (the “Governance Appendix”)*.

CRH implemented the 2016 UK Corporate Governance Code (the ‘2016 Code’) and complied with its provisions in 2017. A copy of the 2016 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Shareholder Engagement

During the course of 2017, we again saw an increased level of dialogue with institutional shareholders in relation to corporate governance and board effectiveness. As part of our governance engagement process, in the first half of 2017 I met with shareholders together with Don McGovern, Senior Independent Director, and Neil Colgan, Company Secretary. I also had further meetings later in the year with shareholders who expressed an interest in continuing our dialogue. The broad areas of discussion during these meetings were the resolutions to be considered at the 2017 AGM, auditor independence, succession planning for the Board and the policy for non-executive Director appointments, the Board’s role in the area of talent management, CRH’s focus on diversity, both in terms of Board appointments and across the Group generally, the timing of the Board’s input in relation to acquisition projects, risk management and the Group’s remuneration policy. We also noted an increased focus on environmental and social issues and I was pleased to facilitate a meeting between our sustainability team and a shareholder who wished to gain an in-depth understanding of our processes and policies.

During the course of 2018, the Audit

Committee will be conducting a tender process for the appointment of a new external auditor to replace Ernst & Young (EY), who must rotate off the CRH audit by 2021 in accordance with European Union rules. Further details on this process are included in the Audit Committee section of this report (on page 64). The governance meetings scheduled for 2018 will provide a forum for discussion of this process with those shareholders who have a particular interest in this issue.

The Directors’ Remuneration Report (on page 72) provides further detail in relation to shareholders’ perspectives on CRH’s remuneration structures.

Board Focus Areas and Priorities

During the course of 2017, the Board continued to focus on risk management, IT and cyber security, talent management, succession planning and strategy. In relation to talent management, in particular, the Board receives regular updates from the Chief Executive and a committee of a small group of non-executive Directors works closely with him in relation to key senior executive appointments. The Board also continues to monitor developments in relation to negotiations regarding the UK ceasing to be a member of the European Union.

Safety continues to be a key area of focus for the Board. In addition to regular updates throughout the year, during Board visits to our operations in France and Canada in 2017 we had an opportunity to obtain a detailed understanding of various projects, safety initiatives and investment priorities in this critical area. We also had an in-depth review of safety across the Group with the senior management team during the year, with a particular focus on safety strategy and fatality elimination.

Diversity and Board Renewal

Diversity at Board level has been a focus for the Nomination & Corporate Governance Committee and the Board for a number of years and is a key factor when considering Board renewal. The diversity policy for Board appointments is set out on page 68, together with a summary of the number of female Directors on the Board since 2014. Building diversity below Board level has been slower. To some degree this is related to the nature of CRH’s industry. Nevertheless, diversity is one of the main areas of focus for the executive leadership team. The Group is in the process of appointing diversity officers. In addition, in 2018 there will be a number of initiatives focused on improving diversity.

Diversity at Board level has been a focus for the Nomination & Corporate Governance Committee and the Board for a number of years and is a key factor when considering Board renewal

Nicky Hartery

Details on Board changes during 2017 and to date in 2018, and the Board renewal process generally, are set out in the Nomination & Corporate Governance section of this report. This section also contains an update on the process to identify my successor as Chairman.

Independence and Re-election of Directors

The Nomination & Corporate Governance Committee has reviewed the interests of each Director and the Board has determined that each non-executive Director remains independent. In addition, I have evaluated the performance of each Director and I recommend that shareholders vote in favour of the re-appointment of each Director at the 2018 AGM.

Conclusion

In an ever changing world, it is vital to have a clear insight into the perspectives of our shareholders regarding corporate governance matters. I very much appreciate the time many of you have given to discuss CRH’s governance structures and procedures with us over the course of the last year. Our usual process of engagement will continue in 2018.

Nicky Hartery

Chairman

February 2018

* The Governance Appendix is published in conjunction with the Directors’ Report in compliance with Section 1373 of the Companies Act 2014. For the purposes of Section 1373 (2) of the Companies Act 2014, the Governance Appendix and the risk management disclosures pages 20, 21 and 102 to 107 form part of, and are incorporated by reference into, this Corporate Governance Report.

The primary (premium) listing of CRH plc is on the London Stock Exchange (LSE), with the listing on the Irish Stock Exchange (ISE) characterised as secondary. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on the ISE. For further information, shareholders should consult their financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the LSE, are set out on page 70.

CRH Annual Report and Form 20-F | 2017

Corporate Governance Report - continued

Audit Committee Report

Chairman’s Overview

The Board has appointed me as Chairman of the Audit Committee to replace Ernst Bärtschi, who recently resigned from the Board. I would like to thank Ernst for his significant contribution to the work of the Committee during his tenure.

On behalf of the Committee, I am pleased to introduce the Audit Committee Report for the year ended 31 December 2017. The purpose of this report is to provide shareholders with an insight into the workings of, and principal matters considered by, the Committee in 2017. General details in relation to the roles and responsibilities of the Committee, its operation and the policies applied by it can be found in the Governance Appendix.

Table 1 on page 65 outlines the key areas that the Committee focused on in 2017.

Audit Committee Membership

The Committee currently consists of three non-executive Directors considered by the Board to be independent*. The biographical details of each member are set out on pages 60 and 61. Together, the members of the Committee bring a broad range of relevant experience and expertise from a variety of industries which is vital in supporting effective governance.

External Auditors

Tender/Rotation of Audit

As outlined in last year’s Audit Committee Report, the Committee has recommended to the Board that a tender process for the external audit be conducted during 2018. During 2017, the Committee considered the proposed format of the tender process and an assessment was carried out to identify suitable candidates to participate in the process. A detailed Request for Proposal will be issued in 2018.

Effectiveness

The Committee, on behalf of the Board, is responsible for the relationship with EY and for monitoring the effectiveness and quality of the external audit process. The Committee’s primary means of assessing the effectiveness of the external audit process is by monitoring performance against the agreed audit plan. Each year the Committee considers the experience and knowledge of the EY audit team and the results of post-audit interviews with management and the Audit Committee Chairman. These annual procedures are supplemented by periodic formal reviews of the performance of EY. All of the above initiatives have indicated a high level of satisfaction with EY and the services provided by them to CRH. Further details in relation to the external auditors, including information on how auditor objectivity and independence are maintained, are included in Section 2 of the Governance Appendix.

Non-audit Fees

In order to ensure auditor independence and objectivity, the Committee has a policy on the provision of audit and non-audit services by the external auditor. Following the adoption of the European Union Audit Reform Regulation in June 2016, the Committee approved a number of amendments to the policy in 2017 to ensure compliance with the new requirements.

In 2017, the external auditors provided a number of audit-related services, including Sarbanes-Oxley Section 404 attestation**, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. EY were also engaged during 2017 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to EY for non-audit work in 2017, which amounted to €2 million and represented 11% of the total fees for the year, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the Consolidated Financial Statements on page 141 (see also table 2 on page 65). Further details in relation to the Group’s policy regarding non-audit fees are set out in Section 2 of the Governance Appendix.

Internal Audit Effectiveness

In December 2016, the Committee received and approved the Internal Audit plan for 2017. During the year, the Committee received regular updates from the Head of Internal Audit outlining the principal findings from the work of Internal Audit and management’s responses thereto.

The Committee also considered and approved the proposed Internal Audit strategy for the next five years, which included detailed consideration of the focus, structure and resources required by the Internal Audit function.

Audit Committee Effectiveness and Priorities for 2018

During 2017, the Committee and the Board reviewed the operation, performance and effectiveness of the Committee and I am pleased to confirm that the Committee continues to operate effectively. As outlined in the Nomination & Corporate Governance Committee section, an external evaluation of the effectiveness of the Board and its Committees, will be carried out in 2018.

William J. Teuber, Jr.

Chairman of Audit Committee

Audit Committee Financial Expert (as determined by the Board)

*	The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A.3 of the rules of the SEC.
**	A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the SEC’s website, www.sec.gov.

CRH Annual Report and Form 20-F | 2017

I would like to thank my fellow Committee members for their commitment and input to the work of the Committee during 2017.

While the external audit tender process will obviously be an important issue for the Committee in 2018, the Committee will also continue to focus on internal control, external audit planning, IT governance and cyber security and enterprise risk management.

William J. Teuber, Jr.

Chairman of Audit Committee

February 2018

Key Areas of Focus in 2017	Table 1

Issue	Description

Financial Reporting and External Audit

We reviewed the 2017 Annual Report and Form 20-F, together with the annual, half-year and trading statements for recommendation to the Board.

In July, we met with EY to agree the 2017 external audit plan. Table 3 on page 66 outlines the key areas identified as being potentially significant and how we addressed these during the year.

Impairment Testing

Through discussion with both management and EY, we reviewed management’s impairment testing methodology and processes. We found the methodology to be robust and the results of the testing process appropriate. There were no impairments in 2017.

New Accounting Standards

In conjunction with management, the Committee considered the proposed timeframes for the Group to implement new accounting standards in relation to Revenue from Contracts with Customers (IFRS 15), Financial Instruments (IFRS 9) and Leases (IFRS 16). Please see pages 125 and 126 for further information on the implementation of these new standards.

Enterprise Risk Management

The Committee continued to monitor and review the Group’s Enterprise Risk Management framework and the methodology and process underlying the Viability Statement included on page 98 of the Directors’ Report (further details in relation to CRH’s risk governance are outlined on pages 20 and 21).

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

External Auditors

EY have been the Group’s external auditors since 1988. Following an assessment of EY’s continued independence, objectivity and performance, and having received confirmation of their willingness to continue in office, the Committee has recommended to the Board their continuance in office for the 2018 financial year. As in prior years, their continuance in office will be subject to a non-binding advisory vote at the 2018 AGM. Pat O’Neill has been the Group’s lead audit engagement partner with effect from the financial year beginning 1 January 2016.

As outlined above, the Committee will conduct an external audit tender during 2018.

Percentage of audit and non-audit fees	Table 2

CRH Annual Report and Form 20-F | 2017

Corporate Governance Report - continued

Audit Committee Report - continued

Areas identified for focus during the 2017 External Audit Planning Process	Table 3

Area of Focus	Audit Committee Action

Impairment of Goodwill

For the purposes of its annual impairment testing process, the Group assesses the recoverable amount of each of CRH’s cash-generating units (CGUs – see details in note 15 to the Consolidated Financial Statements) based on a value-in-use computation or fair value less costs to sell. The annual goodwill impairment testing was conducted by management, and papers outlining the methodology and assumptions used in, and the results of, that assessment were presented to the Audit Committee. Following its deliberations, the Audit Committee was satisfied that the methodology used by management (including the growth rates) and the results of the assessment, together with the disclosures in note 15, were appropriate.

Impairment of Property, Plant and Equipment, and Financial Assets

In addition to the goodwill impairment testing process discussed above, the Group also undertook its annual assessment of the need for impairment of other non-current assets (property, plant and equipment and financial assets) as and when indicators of impairment exist. The Audit Committee considered the methodology used by management in that process and was satisfied that it was appropriate.

Contract Revenue Recognition

IAS 11 Construction Contracts requires revenue and expenses to be recognised on uncompleted contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated, revenue and expenses associated with that contract should be recognised by reference to the stage of completion of the contract activity at the balance sheet date. If it is anticipated that the contract will be loss-making, the expected loss must be recognised immediately. Following discussions with management and EY, the Audit Committee was satisfied that contract revenue recognition was not a material issue for the Group in 2017 as the majority of contracts were completed within the financial year.

Accounting for Acquisitions and Divestments - appropriate application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

During 2017, the Group completed 34 acquisitions and investments at a total cost of €1.9 billion. Following discussion with management and EY, the Committee was satisfied that the accounting treatment applied to acquisitions during 2017 was appropriate. During 2017, the Group also announced its decision to divest its Americas Distribution business for US$2.6 billion. As at 31 December 2017, Americas Distribution met the Held for Sale and Discontinued Operations criteria and has been classified as such in the Consolidated Financial Statements (see note 2 for more details). Following discussion with management and EY, the Committee was satisfied that the treatment applied to Americas Distribution was correct.

CRH Annual Report and Form 20-F | 2017

Nomination & Corporate Governance Committee Report

Chairman’s Overview

During 2017, the Nomination & Corporate Governance Committee has focused on the renewal and refreshment of the Board, particularly in the context of Chairman succession, and the role and composition of the Board’s Committees.

Board Renewal/Chairman Succession

As part of the Board renewal process, the Committee uses a skills matrix to map the current skills of the Board. This facilitates the identification of skills gaps, areas of expertise and knowledge which may be lost to the Board due to retirements. This also provides a framework when establishing priorities for appointments and developing role specifications.

As a result of recent Board changes in 2017 and to date in 2018, the number of female directors will reduce from 33% to 27%. This is intended to be short term in nature. CRH’s policy on diversity in respect of Board appointments and the percentage of female Directors on the Board since 2014 is set out on pages 68 and 69. During the year the Committee noted the Parker Review initiative to improve ethnic diversity on Boards and will consider this as the renewal policy evolves.

In August 2017, Maeve Carton retired from the Board and as an executive. In December 2017, Ernst Bärtschi also left the Board.

The Committee recommended to the Board that Pat Kennedy and Lucinda Riches who had both completed their initial three year term as non-executive Directors each be appointed for a second three year term. The Committee has also recommended that Heather Ann McSharry be appointed for a third term of three years.

In 2017, the Committee engaged Irish and international recruitment agencies to identify candidates for the role of non-executive Director. As a result of that process, Richard Boucher will be appointed to the Board with effect from 1 March 2018. We also identified some candidates who were not available to join the Board at the present time but who will remain part of our longer term pipeline of prospective candidates. Amongst the factors reflected in the terms of reference agreed with the agencies for the recruitment process were the blend of skills required by the Board, both now and in the next few years, the need to ensure appropriate levels of gender diversity on the Board and the desire of the Board to have a strong pool of candidates for key non-executive positions.

Last year I reported that the Committee had commenced a process to consider the requirements for the appointment of my successor as Chairman. Led by the Senior Independent Director, Don McGovern, the Committee put in place a detailed job specification for the role. A thorough and robust process to identify my successor is ongoing. In order to aid the transition in due course, the Board has asked me to extend my term as Chairman, which was due to expire in April this year. I have acceded to this request to act as a bridge until my successor has been identified and a timeline for induction and appointment has been agreed.

External agents (Korn Ferry and Leaders Mores) were used to identify candidates during the course of 2017 and to date in 2018. Korn Ferry provide other services to the Group in the area of human resources.

Safety, Environmental & Social Responsibility Committee

In CRH, safety and sustainability issues are important to our employees, the management team and the Board. To reflect this, and to ensure that the Board gives an appropriate level of focus to monitoring and supporting various initiatives, the Board has decided to put in place a dedicated Safety, Environmental & Social Responsibility Committee during 2018.

Committee Composition

Following Ernst Bärtschi’s resignation from the Board, the Committee recommended that Bill Teuber be appointed as Chairman of the Audit Committee. Bill has been a member of the Audit Committee since 2016 and has previously been designated as the Audit Committee’s financial expert.

During the course of 2018, the Committee will consider the composition of the Board’s Committees, including the new Safety, Environmental & Social Responsibility Committee.

Time Commitment

With effect from 1 January 2018, I have taken over the role of non- executive Chairman of Musgraves, a non-listed food retailing company which I have been a director of for a number of years. I am satisfied that the incremental responsibilities resulting from this new position will not impact on my time commitment to CRH. Prior to accepting the role, I discussed the nature of, and the time requirement associated with, the position with the Nomination & Corporate Governance Committee.

Board Effectiveness

In accordance with the Board’s procedures, the Senior Independent Director has interviewed all Directors to evaluate the effectiveness of the operation of the Board and its Committees. Action points and recommendations arising from the resulting report will be addressed during the course of 2018. In addition, each of the Committees reviewed its own performance during the course of the year. An externally facilitated Board evaluation in relation to the effectiveness of the Board and its Committees will be carried out later this year.

Nicky Hartery

Chairman of Nomination & Corporate Governance Committee

February 2018

CRH Annual Report and Form 20-F | 2017

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

Chairman

Nicky Hartery was appointed Chairman of the Group in 2012. On his appointment as Chairman, he met the independence criteria set out in the 2016 Code. Although he holds a number of other directorships, the Board has satisfied itself that these do not impact on his role as Chairman. Changes in Mr. Hartery’s time commitments in the past 12 months are outlined in the Nomination & Corporation Governance Committee section on page 67.

Policy on Diversity

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the Nomination & Corporate Governance Committee looks at the following four criteria when considering non-executive Director candidates:

•	international business experience, particularly in the regions in which the Group operates or into which it intends to expand;

•	skills, knowledge and expertise (including education or professional background) in areas relevant to the operation of the Board;

•	diversity, including nationality and gender; and

•	the need for an appropriately sized Board

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority.

In 2014, the Board set itself a goal of increasing the number of female Directors to 25%. The progress made since is shown in table 6.

To date, the Board has not set any policy regarding age. The ages of the Directors range from 49 to 67, which the Nomination & Corporate Governance Committee believes is appropriate at the current time.

Committees

The Board has established five permanent Committees to assist in the execution of its responsibilities. The current permanent Committees are:

•	Acquisitions

•	Audit

•	Finance

•	Nomination & Corporate Governance

•	Remuneration

In addition, a Safety, Environmental & Social Responsibility Committee will be set up during the course of 2018. Ad-hoc Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has Terms of Reference**, under which authority is delegated to them by the Board. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors. The Chairmen of the Committees attend the AGM and are available to answer questions from shareholders.

Each of the Committees has reviewed their respective Terms of Reference.

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

• Significant capital expenditure

• Approval of full-year results and the Annual Report and Form 20-F

• Approval of the interim results

  * In accordance with Section 167(7) of the Companies Act 2014.

** The Terms of Reference of these Committees comply fully with the 2016 Code; CRH considers that the Terms of Reference are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

CRH Annual Report and Form 20-F | 2017

Membership of the CRH Board (as at 28 February 2018)	Table 5

% Female Directors at 31 December				Table 6
2013	2014	2015	2016	2017
15%	23%	29%	33%	30%

Attendance at meetings during the year ended 31 December 2017												Table 7
Name	Board		Acquisitions		Audit		Finance		Nomination & Corporate Governance		Remuneration

	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended

E.J. Bärtschi (i)	6	6	-	-	7	7	5	5	-	-	-	-

M. Carton (ii)	4	4	4	4	-	-	3	3	-	-	-	-

N. Hartery	6	6	5	5	-	-	5	5	5	5	-	-

P.J. Kennedy	6	6	5	5	-	-	-	-	5	5	9	9

D.A. McGovern, Jr.	6	6	-	-	-	-	-	-	5	5	9	9

H.A. McSharry	6	6	-	-	7	7	-	-	-	-	9	9

A. Manifold	6	6	5	5	-	-	-	-	-	-	-	-

S. Murphy	6	6	5	5	-	-	5	5	-	-	-	-

G.L. Platt (iii)	6	6	-	-	-	-	-	-	4	4	6	6

L.J. Riches	6	6	-	-	-	-	-	-	5	5	9	9

H. Th. Rottinghuis	6	6	5	5	7	7	-	-	-	-	-	-

W.J. Teuber, Jr.	6	6	-	-	7	7	5	5	-	-	-	-

(i)	Resigned December 2017
(ii)	Retired August 2017
(iii)	Appointed January 2017

All Directors attended the 2017 AGM.

CRH Annual Report and Form 20-F | 2017

Corporate Governance Report - continued

Substantial Holdings

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. Details of the substantial holdings as at 31 December 2017 are provided in table 8. The Company has not been advised of any changes in holdings since 31 December 2017.

Stock Exchange Listings

CRH, which is incorporated in Ireland and subject to Irish company law, has a premium listing on the London Stock Exchange (LSE), a secondary listing on the Irish Stock Exchange (ISE) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE).

Regulatory, Compliance

& Ethics

CRH’s Regulatory, Compliance & Ethics (RCE) programmes support the Group in operating sustainably and consistently to its core values of integrity, honesty and respect for the law.

RCE provides support on a range of matters including compliance risk assessments, export controls and sanctions processes, monitoring of hotline calls, competition/antitrust law as well as preparation for the implementation of the European Union General Data Protection Regulations (GDPR).

Awareness and Training

In line with our commitment to maintain high ethical business standards, the Code of Business Conduct (CoBC) and Advanced

Compliance Training (ACT - including Anti-bribery, Anti-Fraud, Anti-theft and Competition/Antitrust) e-Learning modules were reviewed, redesigned and distributed in 23 languages during the year.

In addition, new GDPR and Data Privacy e-Learning modules were developed for general awareness amongst the CRH businesses and also for specific business functions.

During 2017, RCE has worked with HR, IT, legal and business teams to develop policies, guidance and implementation plans as part of preparations to address the impact of GDPR. A robust communication plan is in place to complement the training programmes and promote awareness among employees.

Hotline

A 24/7 multi-lingual confidential “Hotline” facility called “Speak Up” is available to employees to report issues that concern them, for example issues concerning business ethics or conduct. The “Hotline” is maintained by an independent operator.

All reports received via the Hotline (or through other channels) are investigated with appropriate actions taken based on investigation findings. The collective goal is to ensure that the message is clearly understood that at CRH “there is never a good business reason to do the wrong thing”.

Communications with Shareholders

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, regularly meet with institutional shareholders (each year covering over 60% of the shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings. Table 10 provides a brief outline of the nature of the activities undertaken by our Investor Relations team.

In addition to the above, major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued periodically.

During 2017, the Chairman, Senior Independent Director and Company Secretary again participated in a number of meetings with some of the Group’s major shareholders, details of which are set out in the Chairman’s letter on page 62.

We also respond throughout the year to correspondence from shareholders on a wide range of issues.

Substantial Holdings	Table 8
As at 31 December 2017, the Company had received notification of the following interests in its Ordinary Share capital, which were equal to, or in excess of, 3%:

	31 December 2017		31 December 2016		31 December 2015
Name	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end

Baillie Gifford Overseas Limited and Baillie Gifford & Co.	Holding below 3%		33,171,299	3.98	41,193,797	5.00

BlackRock, Inc. (i)	75,119,286	8.95	74,809,499	8.98	74,030,167	8.99

Standard Life Aberdeen plc.	25,643,747	3.05	Holding below 3%		Holding below 3%

UBS AG	26,380,604	3.14	26,380,604	3.16	26,380,604	3.20

(i)	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

CRH Annual Report and Form 20-F | 2017

US Listing - Additional Information	Table 9

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

Investor Relations Activities	Table 10

•	Formal Announcements: including the release of the annual and interim results and the issuance of trading statements. These announcements are typically accompanied by presentations and webcasts or conference calls.

•	Investor Roadshows: typically held following the release of formal announcements, provide an opportunity for the management team to meet existing and/or potential investors in a concentrated set of meetings.

•	Industry Conferences: attendance at key sector and investor conferences affords members of the senior management team the opportunity to engage with key investors and analysts.

•	Investor Briefings: in addition to regular contact with investors and analysts during the year, the Company periodically holds capital market days, which include presentations on various aspects of CRH’s operations and strategy and provide an opportunity for investors and analysts to meet with CRH’s wider management team.

•	Media Briefings: each year, the Company provides media briefings on numerous issues.

The following are available on the CRH website (www.crh.com)	Table 11

Corporate Governance

•	Governance Appendix

•	Directors’ Remuneration Policy (2016 - 2019)

•	Terms of Reference of the Acquisitions, Audit, Finance, Nomination & Corporate Governance and Remuneration Committees

•	Memorandum and Articles of Association of the Company

•	Pre-approval policy for non-audit services provided by the auditors

•	Compliance & Ethics statement, Code of Business Conduct and Hotline contact numbers

Investors

•	Annual and Interim Reports, the Annual Report and Form 20-F (separate documents up to 2015) and the annual Sustainability Report

•	News releases

•	Webcast recordings of results briefings

•	General Meeting dates, notices, shareholder circulars, presentations and poll results

•	Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report

Chairman’s Overview

Introduction

As Chairman of the Remuneration Committee, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2017. As in previous years, the main report is split into three sections:

•	this Chairman’s Statement (pages 72 and 73);

•	a summary of the main features of the Directors’ Remuneration Policy (the “Policy”) approved by shareholders at the 2016 AGM (pages 76 to 83). The full Policy is detailed in the Group’s 2015 Annual Report (pages 95 to 106); and

•	the Annual Report on Remuneration (pages 84 to 95)

We have also included a remuneration summary on page 73, which provides an overview of the key remuneration outcomes for 2017, as well as the proposed remuneration arrangements for 2018.

2017 Performance

2017 was a year of continued profit growth for CRH. With a focus on performance improvement and operational delivery, margins and returns were ahead of 2016 in our Americas and Europe Divisions. Supported by strong operational cash generation we continued to deliver value through efficient capital management.

2017 Performance Highlights

Earnings Per Share:	226.8 cent

Operating Cash Flow:	€2.2 billion

Return on Net Assets:	10.6%

Total Shareholder Return*:	17.2%

*	Annualised three-year Total Shareholder Return to 31 December 2017

Incentive Outcomes for 2017

The Group’s performance in 2017, as well as individual performance during the year, has translated into annual bonus payouts of between 90% and 96% of the maximum opportunity.

The Committee also determined that 78.7% of the awards made in 2015 under the 2014 Performance Share Plan (PSP) had met the relevant performance criteria as performance in relation to TSR (75% of the award) and cumulative cash flow (25% of the award) metrics exceeded the relevant threshold targets for vesting. The Committee considers that the vesting outcome is reflective of the Group’s underlying performance over the applicable performance period (1 January 2015 to 31 December 2017). In accordance with the Policy, the 2015 awards for the executive Directors will vest in 2020 on completion of an additional two-year hold period (see page 84 for more details).

Further details in relation to the remuneration received by the executive Directors are set out in the Annual Report on Remuneration on pages 75 to 95.

Shareholder Engagement

The Committee is committed to engaging with shareholders to understand their views on remuneration. Prior to the AGM in 2017 we received feedback from investors holding approximately one third of the shares in issue on a range of topics including the Policy and its implementation. We continued to engage with shareholders in 2017; we subsequently contacted investors holding 70% of the shares in issue and received valuable feedback not only on the Committee’s specific proposals for 2018 but on our approach to remuneration generally. I appreciate the time taken by shareholders to engage with the Committee on remuneration matters.

The outcome of the vote on the Annual Report on Remuneration at the 2017 AGM is shown in table 15. We will consider the full range of views from shareholders when we begin the process of reviewing the Remuneration Policy, which is scheduled to be voted on by shareholders at the 2019 AGM.

Remuneration in 2018

In 2017, the Committee carried out a review of Senan Murphy’s Finance Director remuneration package. The drivers for the review were as follows:

•	Senan was appointed as Finance Director in January 2016 on a significantly below-market salary, with the expectation that his salary would increase over time;

•	Since his appointment Senan has performed exceptionally well and grown significantly in his role, and is a key member of the Group’s executive leadership team; and

•	2017 was a year of change for the executive team at CRH, with Mark Towe (Chairman, CRH Americas) and Maeve Carton (Group Transformation Director) retiring from the Board on 31 December 2016 and 31 August 2017 respectively. Following these changes, Senan’s remit expanded to include certain areas that previously fell within Maeve’s responsibility in her Group Transformation Director role. However, he retained responsibility for his existing functions (which includes performance management, a function that did not previously report to his predecessors)

The review highlighted that Senan’s current overall remuneration package was significantly below market when compared to similar roles in FTSE 50 companies (excluding financial services) and sector peer companies, driven primarily by a lower quartile salary compared with market.

The Committee, therefore, believed an adjustment was necessary and consulted with shareholders on a proposal to increase his base salary to broadly bring him into line with the market. While the majority of shareholders who responded to the consultation were in favour of the proposal put forward, a number

CRH Annual Report and Form 20-F | 2017

of shareholders queried whether the level of salary increase proposed was appropriate in a single year, particularly following the percentage increase he received in 2017. In addition, we received feedback suggesting that any adjustments should increase shareholder alignment.

Taking all of the feedback into account, the Committee decided to increase Senan’s salary by 9.8%, which is materially less than initially proposed. In addition, the Committee has taken steps to increase shareholder alignment by increasing Senan’s PSP award level in 2018 by 25% of salary, while at the same time increasing his shareholding requirement from one times salary to two times salary to be achieved within five years. The revised proposal results in a position whereby Senan’s total expected remuneration remains significantly below market. Overall, the Committee believes that the changes are fair, balanced and to the extent possible are reflective of the full range of feedback received from the consultation process.

For 2018, Albert Manifold will receive an increase in salary of 3%, which is broadly consistent with the average increases for executives in CRH’s core geographies and the increase for the wider workforce. The other elements of his remuneration will remain unchanged.

As outlined above, Senan Murphy’s salary will increase by 9.8%, taking his salary to €775,000. In addition, his PSP award for 2018 will increase to 225% of salary (previously 200% of salary).

2018 Annual Bonus Plan

The metrics for the 2018 annual bonus are unchanged from last year, and are set out in table 13.

2018 Performance Share Plan Awards

The metrics and targets for awards to be made under the PSP in 2018 are set out in table 29 on page 87.

The Committee is aware that a number of shareholders would like to see a returns based metric introduced when possible. At present, the Committee believes that the focus on TSR and Cashflow remains appropriate in terms of the Group’s current strategic priorities. Return on Net Assets (RONA) remains a core element of the Annual Bonus Plan and will continue to be an underpin for the TSR element of PSP awards made in 2018, whereby at the end of the performance period the Committee will carefully consider the RONA performance of the business. The PSP outcome may be adjusted downwards if RONA performance has not met the expectations of the Board.

The Committee will continue to evaluate the mix of metrics for the PSP and, in particular, will take this issue into consideration when considering the updated Remuneration Policy to be put to shareholders for consideration in 2019.

Board changes

Maeve Carton retired from the Board and from CRH on 31 August 2017. All elements of Maeve’s remuneration have been treated in line with the Remuneration Policy and relevant plan rules. Details are outlined in table 16 on page 74. Maeve has also entered into an agreement to provide consultancy services to the Group for a maximum of 40 days per year at a rate of €2,500 per day. As a result, the Group will retain access to Maeve’s significant knowledge of the industry and she may continue to represent CRH in key strategic relationships.

Conclusion

The Committee believes that the remuneration paid to the executive Directors in respect of 2017 is appropriate and is well aligned with the performance of the Company and the value delivered for shareholders. We hope to receive your support for the Annual Report on Remuneration at the 2018 AGM. In addition, I look forward to engaging further with shareholders as we undertake a review of our Policy later this year.

Donald A. McGovern, Jr.

Chairman of Remuneration Committee

28 February 2018

 Executive Directors’ Remuneration Summary

2017 Remuneration Snapshot (full details of 2017 remuneration are set out in table 17 on page 75)			Table 12

	Fixed	Performance Related Variable Remuneration

Director	Salary	Annual Bonus (% of max)	Value of PSP awarded in 2015 (ii) (% of max)

Albert Manifold	€1,442,000	96%	78.7%

Maeve Carton (i)	€470,475	90%	78.7%

Senan Murphy	€705,713	96%	Not applicable (iii)

(i)	Retired from the Board and from CRH on 31 August 2017. The salary in the table above is pro-rated for service to her retirement. The equivalent salary for 12 months would be €705,713. Details of her remuneration arrangements on retirement are set out in table 16 on page 74.

(ii)	The awards, for which performance was measured over the three-year period to end 2017, will vest at 78.7% in 2020 following the completion of a two-year holding period. Further details in relation to the estimated value of the awards, split between the value created for performance and the value created through share price growth, are included in table 17 on page 75. The market value per share on the date of award (March 2015) was €24.42.

(iii)	Appointed to the Board in January 2016.

2018 Remuneration Snapshot					Table 13
Director	Salary	Max. Annual Bonus (% of salary)	Metrics for 2018 Award	2018 PSP Award (% of salary)	Metrics for 2018 PSP Award
Albert Manifold	€1,485,260 +3%	225%	• EPS (25%) • RONA (25%)	365%

			• Operating cash flow (30%)		• TSR (50%) (i) • Cash flow (50%)

Senan Murphy	€775,000 +9.8%	150%	• Personal/ Strategic (20%)	225%
(i) Subject to a RONA underpin.

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

TSR Performance (2008 - 2017)	Table 14

(i)	For the purposes of comparability, the FTSE100 Index is converted to euro using the closing exchange rate at each year-end.

2017 AGM – Remuneration Related Votes (i)	Table 15

	Year of	%	%	No. of	Total No. of Votes Cast	% of issued share
	AGM	in Favour	Against	votes withheld	(incl. votes withheld)	capital voted

Directors’ Remuneration Report (“Say on Pay”)	2017	82.31	17.69	8,260,492	522,037,881	62.45

(i)	The outcome of the remuneration related votes at the 2016 AGM is set out on page 94 of the 2016 Annual Report and Form 20-F.

Maeve Carton – Remuneration Arrangements on Retirement	Table 16

Salary	Maeve received her normal salary up to the date of her retirement.

Bonus	Maeve received a pro-rated bonus in respect of performance from 1 January 2017 to her date of retirement. The bonus was paid entirely in cash.

Pension	As outlined in table 17 on page 75, Maeve received her normal supplementary taxable non-pensionable cash allowance, pro-rated for service from 1 January 2017 to her date of retirement.

2014 Performance Share Plan	Unvested Awards: Maeve’s oustanding unvested awards (i.e. the awards made in 2015, 2016 and 2017) will be released on their normal release dates subject to performance (to be measured at the normal time) and will be subject to the normal two-year holding period.

Vested Awards: Maeve’s vested awards (i.e. the award made in 2014) will be released at the normal release date following the completion of the two-year holding period.

Deferred Share Awards	Maeve’s outstanding awards (i.e. the awards in relation to her 2015, 2016 and 2017 bonuses), adjusted for dividends accruing from the date of award, were released to her in November 2017.

2010 Savings-related Share Option Scheme	Maeve’s outstanding award (i.e. the award granted in 2014) will remain in force and will vest at the normal vesting date in 2019.

CRH Annual Report and Form 20-F | 2017

Individual Executive Remuneration for the year ended 31 December 2017 (Audited)	Table 17

	Albert Manifold			Maeve Carton(i)			Senan Murphy(ii)			Mark Towe(iii)

	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015

Fixed Pay	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000

Basic Salary (iv)	1,442	1,400	1,290	470	689	675	706	625	-	-	1,309	1,280

Benefits (v)	35	22	22	18	10	10	25	22	-	-	74	72

Retirement Benefit Expense (vi)	677	671	607	135	252	282	176	156	-	-	262	256

Total Fixed Pay	2,154	2,093	1,919	623	951	967	907	803	-	-	1,645	1,608

Performance Related Pay

Annual Bonus (vii):

Cash Element	2,338	2,323	1,451	634	748	734	762	679	-	-	1,447	1,416

Deferred Shares	779	774	484	-	250	245	254	227	-	-	483	472
Total Annual Bonus	3,117	3,097	1,935	634	998	979	1,016	906	-	-	1,930	1,888

Long-term Incentives (viii):

Performance Share Plan

- value delivered through performance	2,720	3,171	907	1,138	1,320	630	-	-	-	-	2,155	1,134

- value delivered through share price growth	668	1,622	466	280	675	323	-	-	-	-	1,102	588

Vested Share Options	-	-	209	-	-	145	-	-	-	-	-	266
Total Long-term Incentives	3,388	4,793	1,582	1,418	1,995	1,098	-	-	-	-	3,257	1,988

Total Performance Related Pay	6,505	7,890	3,517	2,052	2,993	2,077	1,016	906	-	-	5,187	3,876

Total Single Figure	8,659	9,983	5,436	2,675	3,944	3,044	1,923	1,709	-	-	6,832	5,484

(fixed and performance-related)

(i)	Maeve Carton retired as a Director and from CRH on 31 August 2017.

(ii)	Senan Murphy was appointed as a Director with effect from 1 January 2016.

(iii)	Mark Towe retired as a Director on 31 December 2016.

(iv)	Basic Salary: Further details and background in relation to the changes in salaries effective for 2017 are set out on page 73 of the 2016 Directors’ Remuneration Report.

(v)	Benefits: For executive Directors these relate principally to the use of company cars, medical insurance and life assurance and, where relevant, the value of the non-taxable discount on the grant of options under the Group’s 2010 SAYE Scheme and any retirement gifts.

(vi)	Retirement Benefit Expense: As noted on page 92, Albert Manifold and Maeve Carton each receive a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances. Following her retirement on 31 August 2017, the amount due to Maeve Carton has been pro-rated for service in the period from 1 January 2017 to 31 August 2017. Senan Murphy receives a supplementary taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

(vii)	Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2017, a bonus was payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2017 Annual Bonus Plan, together with details of the performance against targets and payouts in respect of 2016 and 2017, are set out on page 85. For 2017, 2016 and 2015 bonuses, 25% of executive Directors’ bonuses were paid in Deferred Shares, vesting after three years, with no additional performance conditions. In the case of Maeve Carton, following her retirement in 2017 the Remuneration Committee determined that the Deferred Shares in respect of the bonuses granted in 2015 and 2016 should be released to her and that her 2017 bonus, pro-rated for service to her retirement in August 2017, should be paid in cash.

(viii)	Long-term Incentives: In February 2018, the Remuneration Committee determined that 78.7% of the performance conditions which applied to the PSP awards made in 2015 have been met. The awards are subject to a two-year holding period and will vest in 2020. For the purposes of this table, the value of these awards (including accrued dividend equivalents), which were subject to a three-year performance period ending in 2017, has been estimated using a share price of €30.42, being the three-month average share price to 31 December 2017. Amounts in the long-term incentive column for 2016 reflect the value of long-term incentive awards with a performance period ending in 2016 (i.e. the PSP awards granted in 2014), which the Remuneration Committee determined in February 2017 had met the applicable performance targets. The awards are scheduled to vest in 2019 following the completion of a two-year holding period. For the purposes of this table, the value of these awards (including accrued dividend equivalents) has been estimated using a share price of €30.97, being the three-month average share price to 31 December 2016. Amounts in the long-term incentive column for 2015 reflect the value of PSP and share option awards granted in 2013, which the Remuneration Committee determined in 2015 had met the applicable performance targets. For the purposes of this table, the awards have been valued based on the market value of the shares on the respective date of vesting, which was €24.50 in the case of the 2013 PSP award and €25.11 in the case of the 2013 options, less, in the case of the 2013 options, the total exercise cost.

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Structure of Directors’ Remuneration Report

This report, including the Committee Chairman’s introduction on pages 72 and 73, sets out details of:

•	the Directors’ Remuneration Policy, which was approved by shareholders at the 2016 AGM;

•	the key areas of focus for the Remuneration Committee during 2017;

•	the remuneration paid to Directors in respect of 2017;

•	how the Policy will operate for 2018; and

•	other areas of disclosure

The Directors’ Remuneration Report, excluding the Summary of Directors’ Remuneration Policy on pages 76 to 83, will be put to shareholders for the purposes of an advisory vote at the AGM to be held on 26 April 2018.

The Remuneration Committee

The Remuneration Committee consists of five non-executive Directors considered by the Board to be independent. They bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 60 and 61. A schedule of attendance at Committee meetings is set out in table 7 on page 69.

The main focus of the Committee is to:

•	determine and agree with the Board the Group’s policy on executive remuneration;

•	seek shareholder approval for the policy at least every three years;

•	ensure that CRH’s remuneration structures are fair and responsible; and
•	consider and approve salaries and other terms of the remuneration packages for the executive Directors and the Chairman

In addition, the Committee:

•	recommends and monitors the level and structure of remuneration for the executive Directors and senior management; and

•	oversees the preparation of this Directors’ Remuneration Report

In considering remuneration levels for executive Directors particularly, the Committee takes into account remuneration trends across the CRH Group, which has a diverse range of operations in 32 countries, in geographic regions which are often at different stages in the economic cycle. Annually, the Chairman of the Remuneration Committee reviews with the Audit Committee the Group’s remuneration structures from a risk perspective.

Summary of Directors’ Remuneration Policy

CRH’s Remuneration Policy is available on the Group’s website, www.crh.com, and was included in full in the 2015 Annual Report. As the Company is not seeking shareholder approval for any revision to the Policy in 2018, the full text has not been reproduced in this report. The following paragraphs and tables 18 to 22 on pages 78 to 83 provide a summary of the key elements of the Policy.

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

In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope and trends in executive remuneration generally, in each of the regions in which the Company operates. The Remuneration Committee also takes into account the European Union Commission’s recommendations on remuneration in listed companies.

CRH’s Approach to Remuneration
The purpose of the Policy is to:

Attract and retain Directors of the highest calibre	Foster entrepreneurship in regional companies by rewarding the creation of shareholder value through organic and acquisitive growth

Properly reward and motivate executive Directors to perform in the long-term interests of the shareholders	Reflect the spread of the Group’s operations so that remuneration packages in each geographical area are appropriate and competitive for that area

Provide an appropriate blend of fixed and variable remuneration and short and long-term incentives for executive Directors	Reflect the risk policies of the Group

CRH Annual Report and Form 20-F | 2017

Concrete samples being tested for water resistance in the Concrete Lab at Podilsky Cement in the Ukraine. Podilsky has been part of CRH's Europe Heavyside Division since 1999 and is one of the largest and most modern dry process cement producers in Europe.

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Summary of Directors’ Remuneration Policy - continued

The purpose, operation, opportunity and performance measures for the five components of executive Directors’ remuneration are summarised in table 18 below. Further details and explanatory notes are included in the full Policy, a copy of which is available on the CRH website, www.crh.com. The components of remuneration comprise three fixed elements: basic salary, pension and benefits, and two variable elements: annual bonus and PSP.

Details regarding the implementation of the Policy in 2017 can be found on pages 84 to 93 of the Annual Report on Remuneration.

Policy for Executive Directors		Table 18
Element	Fixed Base Salary	Fixed Pension
Purpose and link to strategy	• Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets

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

•  The entitlement of individuals participating in defined contribution schemes reflects the accumulated individual and matching company contributions paid into the schemes. At present no Ireland-based executive Directors are members of a defined contribution scheme

•  For the two Ireland-based executive Directors on the Board during 2017 who joined the Group prior to 31 December 2011, the defined benefit pension is provided through an Irish-revenue approved retirement benefit scheme (the ‘Scheme’). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60ths), with this tranche being revalued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date a career-average revalued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Ireland-based executive Directors have elected to cease accruing pensions benefits and to receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap (see page 92 for more details). These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the liability the Company would otherwise have had under the Scheme in respect of each individual’s benefits and spread over the term to retirement as annual compensation allowances

•  US-based executive Directors can participate in a defined contribution retirement plan in respect of basic salary; and in addition can participate in a SERP also in respect of basic salary, to which contributions are made at an agreed rate (20%), offset by contributions made to the other retirement plan

Performance measure	Not applicable	Not applicable

CRH Annual Report and Form 20-F | 2017

Policy for Executive Directors - continued

Element	Fixed Benefits
Purpose and link to strategy	• To provide a market-competitive level of benefits for executive Directors
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

Maximum opportunity	• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits

Performance measure	Not applicable

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Summary of Directors’ Remuneration Policy - continued

Policy for Executive Directors - continued	Table 18 - continued

Element	Performance-related Incentive Annual Bonus

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

• For 2018:

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
• For 2018, the intended maximum award levels are:

– 225% of base salary for Chief Executive; and

– 150% of base salary for Finance Director. The Committee may increase the percentage in the future up to a maximum of 225%

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

• Up to 50% of the maximum bonus will be paid for achieving target levels of performance

CRH Annual Report and Form 20-F | 2017

Policy for Executive Directors - continued

Element	Performance-related Incentive Performance Share Plan (PSP)
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

•  For 2018 the intended award levels are:

–   365% of base salary for Chief Executive; and

–   225% of base salary for Finance Director. The Committee may increase the percentage in the future up to a maximum of 365%

Performance measure

•  Awards to be granted in 2018 will vest based on a relative TSR test compared to a tailored group of key peers (25%) and an index comparator (25%), and cumulative cash flow performance (50%) (see page 93 for details in relation to the 2018 awards)

• For threshold levels of performance, 25% of the award vests

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

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Summary of Directors’ Remuneration Policy - continued

Remuneration outcomes in different performance scenarios

Remuneration at CRH consists of fixed pay (salary, pension and benefits), short-term variable pay and long-term variable pay. A significant portion of executive Directors’ remuneration is linked to the delivery of key business goals over the short and long-term and the creation of shareholder value.

Table 21 shows hypothetical values of the remuneration package for executive Directors under three assumed performance scenarios.

No share price growth or the payment of dividend equivalents has been assumed in these scenarios. Potential benefits under all-employee share schemes have not been included.

Remuneration outcomes in different performance scenarios	Table 19

Performance scenario	Payout level
Minimum	• Fixed pay (see table 20 for each executive Director)
• No bonus payout
• No vesting under the Performance Share Plan
On-target performance	• 50% annual bonus payout (112.5% of salary for the Chief Executive and 75% for the Finance Director)
• 25% vesting under the Performance Share Plan (91.25% of salary for the Chief Executive and 56.25% for the Finance Director)
Maximum performance	• 100% annual bonus payout (225% of salary for the Chief Executive and 150% of salary for the Finance Director)
• 100% Performance Share Plan vesting (365% of salary for the Chief Executive and 225% for the Finance Director)

Hypothetical remuneration values				Table 20

	Salary	Benefits
	With effect from	Level paid	Estimated	Total
	1 January 2018	in 2017(i)	Pension(ii)	Fixed Pay
Chief Executive (Albert Manifold)	€1,485,260	€35,000	€743,000	€2,263,260
Finance Director (Senan Murphy)	€775,000	€25,000	€193,750	€993,750

(i)	Based on 2017 expenses.

(ii)	See page 92 for details in relation to retirement benefit arrangements.

Performance-related remuneration outcomes	Table 21

CRH Annual Report and Form 20-F | 2017

Policy for Non-Executive Directors	Table 22

Approach to setting fees	Basis of fees	Other items

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

•  Non-executive Directors do not receive pensions

•  The Group Chairman is reimbursed for expenses incurred in travelling from his residence to his CRH office. The Company settles any tax incurred on this on his behalf

•  Non-executive Directors do not currently receive any benefits. However, benefits may be provided in the future if, in the view of the Board (for non-executive Directors or for the Chairman), this was considered appropriate. The Company may settle any tax due on benefits

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Annual Report on Remuneration

Remuneration received by executive Directors in respect of 2017

Details of individual remuneration for executive Directors for the year ended 31 December 2017, including explanatory notes, are given in table 17 on page 75. Details of Directors’ remuneration charged against profit in the year are given in table 40 on page 95.

2017 Annual Bonus Plan

CRH’s Annual Bonus Plan for 2017 was based on a combination of financial targets and personal/strategic goals. The relative weighting of the components of the plan, together with indicative performance for each measure is given in table 23 on page 85. The performance by the Group in 2017 translated to annual bonus payouts of between 90% and 96% of maximum. Specific financial targets for the 2017 Annual Bonus Plan have not been disclosed in this report as they are considered by the Board to be commercially sensitive. However, it is intended that Group-related financial targets for 2017 will be disclosed in the 2018 Directors’ Remuneration Report, subject to the information no longer being commercially sensitive at that time.

Details of each executive Director’s personal/strategic objectives and their achievement against these objectives are set out in table 24 on page 85, with total bonus payments of 216% of salary for Albert Manifold, 135% of salary for Maeve Carton (pro-rated for service from 1 January to her retirement on 31 August 2017) and 144% of salary for Senan Murphy representing a percentage against the maximum payable of 96%, 90% and 96% respectively.

In accordance with the Policy, 25% of the bonus amounts for Albert Manifold and Senan Murphy will be deferred into shares for a period of three years. Deferred Share awards are not subject to any additional performance conditions during the deferral period and are adjusted for dividend equivalents based on dividends paid by CRH during the deferral period. Annual bonus awards are subject to recovery provisions for three years from the date of payment (cash awards) or grant (deferred awards).

Following her retirement in 2017, the Remuneration Committee has determined that the 2017 bonus for Maeve Carton will be paid entirely in cash.

2016 Annual Bonus – Retrospective Disclosure of Targets

Similar to 2017, CRH’s Annual Bonus Plan for 2016 was based on a combination of financial targets and personal/strategic goals. Due to commercial sensitivity, specific targets were not disclosed in the 2016 Directors’ Remuneration Report. The Remuneration Committee considers that Group-related targets for 2016 have ceased to be commercially sensitive and, accordingly, these are set out in table 25 on page 85.

Long-term Incentives

Performance Share Plan (the ‘PSP’)

2015 awards

In 2015, the executive Directors were granted conditional awards under the 2014 PSP. The awards were based on TSR (75% of the award) and Cumulative Cash Flow (25% of the award), and performance was measured over the three-year period 1 January 2015 to 31 December 2017. Based on performance, 53.7% out of 75% will vest in respect of the TSR element, and 25% out of 25% will vest in respect of the Cumulative Cash Flow element (resulting in an overall vesting level for the 2015 awards of 78.7%). The Committee considers that the vesting outcome is reflective of the Company’s underlying performance over the performance period. In accordance with the Policy, the 2015 awards to executive Directors will vest in 2020 on completion of an additional two-year holding period. Vested awards will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2020. Table 26 on page 86 sets out the relevant targets. Table 28 on page 86 sets out details of the awards.

2017 awards

During 2017 awards under the PSP were made to the executive Directors, details of which are summarised in table 31 on page 87. 50% of each award made in 2017 is subject to a TSR measure, with 25% being measured against a tailored sector peer group (see table

30 on page 87) and 25% against the FTSE All-World Construction & Materials Index (as at the start of the relevant performance period). Given the importance of returns-based measures to a number of our shareholders, the TSR measure will be subject to a RONA underpin. At the end of the three-year performance period, the Remuneration Committee will consider the RONA performance of the business and the outcome for the TSR element may be adjusted (downwards only) if RONA performance has not met the expectations of the Board and the Remuneration Committee. The other 50% of each award made in 2017 is subject to a cumulative cash flow metric. The definition of cash flow is the net increase/decrease in cash and cash equivalents adjusted to exclude:

•	dividends to shareholders;

•	acquisition/investment expenditure;

•	proceeds from divestments;

•	share issues (scrip dividend, share options, other);

•	financing cash flows (new loans/ repayments);

•	back funding pension payments; and

•	foreign exchange translation

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

Performance for the awards made in 2017 will be assessed over the three-year period to 31 December 2019. Details of the performance targets are set out in table 29 on page 87. Awards, to the extent that they vest, will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2022. ‘Malus’ provisions apply to the awards.

CRH Annual Report and Form 20-F | 2017

Annual Bonus Plan - 2017
2017 Annual Bonus - Achievement - Financial Targets (i)						Table 23
		Performance achieved relative to targets (ii)
Measure	Weighting	Threshold	Target	Maximum	Performance Achieved	Percentage of Maximum Awarded

CRH EPS	25%				166.2c (iv)	25%

CRH Cash Flow (iii)	30%				€2,234m	30%

CRH RONA	25%				10.3% (iv)	24%

Personal/Strategic	20%				See table 24	11%-17%

Total	100%					90%-96%

(i)	Due to commercial sensitivity, 2017 targets will be disclosed in the 2018 Directors’ Remuneration Report.

(ii)	0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line payout schedule between these points.

(iii)	For the purpose of the annual bonus, operating cash flow has been defined as reported internally. The figure differs from the net cash inflow from operating activities of €2,189 million reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net of proceeds for the disposal of PP&E, and before deducting interest and tax payments.

(iv)	Reported EPS and RONA have been adjusted by the Remuneration Committee to exclude one-off benefits.

2017 Annual Bonus - Achievement - Personal/Strategic Targets			Table 24

Directors	Weighting	Achievements	Percentage of Maximum Awarded
Albert Manifold	20%	Good progress in relation to the continued development of the Group Leadership team; effective leadership for the Group’s talent management process with a particular focus on management succession for senior leadership roles; ongoing co-ordination of the assessment of strategic alternatives for the Group; ensuring alignment of CRH’s organisation structure with evolving strategy.	17%
Maeve Carton	20%	Continued development of the Group’s regulatory, ethics and compliance functions; responsibility for the roll out of CRH’s IT security strategy and ensuring a cross-Group approach to cyber and information security; supporting Internal Audit in relation to the development of an updated strategy; the development of a medium-term strategy for Investor Relations, including the establishment of new offices.	11%
Senan Murphy	20%	Supporting the development and application of strategic initiatives for key lines of business; providing an increased focus on talent management across the finance function for new and existing roles and continued development of succession planning processes; sponsorship of a Group project initiative in relation to the use of CRH branding by operating entities; continued maintenance of a strong risk and control environment; effective management of relations with investors, banks, rating agencies and other key stakeholders.	17%

Annual Bonus Plan - 2016

2016 Annual Bonus - Achievement - Financial Targets (i)	Table 25

		Performance needed for payout at
Measure	Weighting	Threshold	Target	Maximum	Performance Achieved	Percentage of Maximum Awarded

CRH EPS	25%	76.7c	83.4c	87.6c	150.2c	25%

CRH Cash Flow (ii)	30%	€1,782m	€1,937m	€2,034m	€2,444m	30%

CRH RONA	25%	6.2%	6.7%	7.2%	9.7%	25%

(i)	Due to commercial sensitivity, 2016 bonus targets were not disclosed in the 2016 Directors’ Remuneration Report.

(ii)	For the purpose of the annual bonus, operating cash flow has been defined as reported internally. The figure differs from the net cash inflow from operating activities of €2,340 million reported in the 2016 Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net of proceeds for the disposal of PP&E, and before deducting interest and tax payments.

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Long-Term Incentives - Awards 2015

Performance Share Plan Metrics	Table 26

(i)	The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

(ii)	See page 84 for further information on how cash flow is calculated for 2016, 2017 and 2018 awards.

(iii)	For the purposes of the 2015 Award, TSR performance was in the 66th percentile against the tailored peer group (see table 27 below) and the cumulative cash flow for the three years to end 31 December 2017 was €4.8 billion.

Peer Group for TSR Performance Metric for PSP Awards in 2015	Table 27

Boral	Heidelberg Cement	Martin Marietta Materials	Vulcan Materials

Buzzi Unicem	Italcementi	Holcim	Travis Perkins

Cemex	Kingspan Group	Saint Gobain	Wienerberger

Grafton Group	Lafarge	Titan Cement	Ferguson (formerly Wolseley)

2015 PSP Award - Vesting Details	Table 28

Executive Director	Interests Held	Vesting Outcome (% of max)	Interests Due to Vest	Date of Vesting	Assumed Share Price (i)	Estimated Value

Albert Manifold	141,531	78.7%	111,385	March 2020	€30.42	€3,388,329

Maeve Carton	59,246	78.7%	46,627	March 2020	€30.42	€1,418,381

(i)	As the share price on the date of vesting is not yet known, for the purposes of this table, the value of these awards, which were subject to a three-year performance period ending in 2017, has been estimated using a share price of €30.42, being the three-month average share price to 31 December 2017.

CRH Annual Report and Form 20-F | 2017

Long-Term Incentives - Awards in 2016, 2017 and 2018

Performance Share Plan Metrics	Table 29

(i)	and (ii) see footnotes to table 26.
(iii)	the cumulative cash flow target for the 2018 award includes the impact of the Ash Grove acquisition, the conclusion of which is subject to regulatory approval.

Peer Group for TSR Performance Metric for PSP Awards in 2016, 2017 and 2018	Table 30

ACS	Braas Monier	LafargeHolcim	Skanska	Vinci

Boral	Cemex	Rockwool	Titan Cement	Wienerberger

Buzzi Unicem	Heidelberg Cement	Saint Gobain	Vicat

2017 PSP Award Details	Table 31

Executive Director	Date of Grant	Number of Shares	Market Price on which Award was Based	Face Value at Date of Award	Face Value at Date of Award (% of salary)
Albert Manifold	6 March 2017	163,254	€32.24	€5,263,309	365%

Maeve Carton	6 March 2017	43,779	€32.24	€1,411,435	200%

Senan Murphy	6 March 2017	43,779	€32.24	€1,411,435	200%

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Summary of Outstanding Share Incentive Awards (Audited)	Table 32

	Year of Award	Performance Period	Release Date	Market Value at Date of Award	Exercise Price	Balance at 31 December 2016
Albert Manifold
Annual Bonus Plan (Deferred Share Awards) (i)	2015	01/01/2014 - 31/12/2014	2018	€18.05	n/a	24,928

	2016	01/01/2015 - 31/12/2015	2019	€25.60	n/a	18,900

	2017	01/01/2016 - 31/12/2016	2020	€30.97	n/a	-

2014 Performance Share Plan (ii)	2014	01/01/2014 - 31/12/2016	2019	€20.49	n/a	142,900

	2015	01/01/2015 - 31/12/2017	2020	€24.42	n/a	132,064

	2016	01/01/2016 - 31/12/2018	2021	€24.56	n/a	208,104

	2017	01/01/2017 - 31/12/2019	2022	€32.24	n/a	-

2010 Savings-Related Share Option Scheme	2012	n/a	2017	n/a	€13.64	2,236

	2017	n/a	2022	n/a	€27.86	-

Maeve Carton
Annual Bonus Plan (Deferred Share Awards) (i)	2015	01/01/2014 - 31/12/2014	2018	€18.05	n/a	12,983

	2016	01/01/2015 - 31/12/2015	2019	€25.60	n/a	9,560

	2017	01/01/2016 - 31/12/2016	2020	€30.97	n/a	-

2014 Performance Share Plan (ii)	2014	01/01/2014 - 31/12/2016	2019	€20.49	n/a	59,500

	2015	01/01/2015 - 31/12/2017	2020	€24.42	n/a	55,283

	2016	01/01/2016 - 31/12/2018	2021	€24.56	n/a	56,078

	2017	01/01/2017 - 31/12/2019	2022	€32.24	n/a	-

2010 Savings-Related Share Option Scheme	2014	n/a	2019	n/a	€17.67	1,726

Senan Murphy
Annual Bonus Plan (Deferred Share Awards) (i)	2017	01/01/2016 - 31/12/2016	2020	€30.97	n/a	-

2014 Performance Share Plan (ii)	2016	01/01/2016 - 31/12/2018	2021	€24.56	n/a	50,906

	2017	01/01/2017 - 31/12/2019	2022	€32.24	n/a	-

The market price of the Company’s shares at 31 December 2017 was €29.96 and the range during 2017 was €28.48 to €34.53.

(i)	Dividend equivalents accrue on Deferred Share Bonus Awards under the Remuneration Policy. Such dividend equivalents will be released to participants on the date of release of the Deferred Shares. As outlined on page 74, following her retirement on 31 August 2017, all deferred share awards granted to Maeve Carton were released to her on 3 November 2017.

(ii)	Dividend equivalents accrue on awards made under the 2014 Performance Share Plan under the Remuneration Policy. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

CRH Annual Report and Form 20-F | 2017

Granted in 2017	Vested in 2017	Exercised in 2017	Lapsed in 2017	Balance at 31 December 2017	Dividends Awarded & Vested	Market Value on Date of Exercise/Vesting

-	-	-	-	24,928	-	-

-	-	-	-	18,900	-	-

25,007	-	-	-	25,007	-	-

-	-	-	-	142,900	-	-

-	-	-	-	132,064	-	-

-	-	-	-	208,104	-	-

163,254	-	-	-	163,254	-	-

-	-	2,236	-	-	-	€30.80

1,085	-	-	-	1,085	-	-

-	12,983	-	-	-	928	€31.45

-	9,560	-	-	-	433	€31.45

8,060	8,060	-	-	-	165	€31.45

-	-	-	-	59,500	-	-

-	-	-	-	55,283	-	-

-	-	-	-	56,078	-	-

43,779	-	-	-	43,779	-	-

-	-	-	-	1,726	-	-

7,316	-	-	-	7,316	-	-

-	-	-	-	50,906	-	-

43,779	-	-	-	43,779	-	-

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Shareholdings of Directors and Company Secretary		Table 33
	Beneficially Owned (i)

Name	31 December 2016	31 December 2017

Executive Directors

A. Manifold	76,597	20,170

S. Murphy	1,021	1,039

Non-executive Directors

N. Hartery	16,987	17,309

P.J. Kennedy	2,000	2,000

D.A. McGovern, Jr. (ii)	5,375	5,481

H.A. McSharry	4,043	4,111

G.L. Platt (iii)	-	1,019

L.J. Riches	2,000	5,000

H.Th. Rottinghuis	15,645	1,000

W.J. Teuber, Jr. (ii)	1,000	1,000

Company Secretary

N. Colgan	9,993	10,416

Total	134,661	68,545

(i)	Excludes awards of Deferred Shares, details of which are disclosed on pages 88 and 89. The Directors and Company Secretary do not have any special voting rights.

(ii)	Holdings in the form of American Depositary Receipts (ADRs).

(iii)	Appointed with effect from 1 January 2017. Gillian Platt did not have a holding of CRH shares on her appointment.

There were no transactions in the above Directors’ and Secretary’s interests between 31 December 2017 and 28 February 2018.

CRH Annual Report and Form 20-F | 2017

Executive Director Shareholdings as a % of 2018 base salary (i)				Table 34
	Guideline (% of Salary)	To be achieved by	Holdings as of 28 February 2018	Total Interests (% of Salary)

A. Manifold	250%	December 2020		402%
S. Murphy	200%	December 2022		34%

Estimated after tax value of Deferred Share Awards made in 2016, 2017 and 2018 (as applicable)

Estimated after tax value of PSP awards subject to a two-year hold period only

Beneficially Owned Shares (includes the Deferred Share Awards made in 2015 which the Remuneration Committee has determined will vest on 5 March 2018)

(i)	For the purposes of this table, the interests have been valued using the three-month average share price to 31 December 2017 (€30.42).

Non-executive Directors

Individual remuneration for the year ended 31 December 2017 (Audited)	Table 35

	Basic salary and fees (i)		Benefits (ii)		Other remuneration (iii)		Total
	€000		€000		€000		€000
	2017	2016	2017	2016	2017	2016	2017	2016	2015

Non-executive Directors

E.J. Bärtschi (iv)	78	78	-	-	81	81	159	159	139

W.P. Egan (v)	-	26	-	-	-	19	-	45	120

U-H. Felcht (v)	-	26	-	-	-	14	-	40	105

N. Hartery	78	78	1	7	512	512	591	597	456

P.J. Kennedy	78	78	-	-	42	42	120	120	105

R. McDonald (vi)	-	59	-	-	-	43	-	102	40

D.A. McGovern, Jr.	78	78	-	-	96	96	174	174	153

H.A. McSharry	78	78	-	-	42	42	120	120	90

G.L. Platt (vii)	78	-	-	-	53	-	131	-	-

L.J. Riches (viii)	78	78	-	-	42	42	120	120	88

H.Th. Rottinghuis	78	78	-	-	42	42	120	120	105

W.J. Teuber, Jr. (ix)	78	65	-	-	57	47	135	112	-

	702	722	1	7	967	980	1,670	1,709	1,401

(i)	Further information in relation to the non-executive Director fee structure is set out in table 37 on page 93.

(ii)	Benefits: In the case of Nicky Hartery the amount reflects the reimbursement of travel expenses from his residence to his Chairman’s office in Dublin, which have been grossed up for Irish tax purposes.

(iii)	Other Remuneration: Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland.

(iv)	Ernst Bärtschi resigned as a Director on 20 December 2017.

(v)	Bill Egan and Utz Felcht retired as Directors on 28 April 2016.

(vi)	Rebecca McDonald retired as a Director on 28 September 2016.

(vii)	Gillian Platt became a Director on 1 January 2017.

(viii)	Lucinda Riches became a Director on 1 March 2015.

(ix)	Bill Teuber became a Director on 3 March 2016.

CRH Annual Report and Form 20-F | 2017

Directors’ Remuneration Report - continued

Other employee share plans

Executive Directors are eligible to participate in the 2010 Savings-related Option Scheme (Republic of Ireland) (the ‘2010 SAYE Scheme’) and in the Group’s Irish Revenue approved Share Participation Scheme (the ‘Participation Scheme’).

The 2010 SAYE Scheme is an Irish Revenue approved plan open to all Irish employees. Participants may save up to €500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of executive Directors under the 2010 SAYE Scheme are set out in table 32 on pages 88 and 89.

The Participation Scheme is an Irish Revenue approved plan and is open to all employees in Ireland. Grants can be made to participants up to a maximum of €12,700 annually in CRH shares. Albert Manifold and Maeve Carton participated in the Participation Scheme in 2017.

Retirement benefit expense

Albert Manifold and Maeve Carton are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of salary* for each year of pensionable service and is designed to provide two-thirds of career average salary at retirement for full service. Following her retirement in 2017, Maeve Carton will receive a deferred pension, payable from her Normal Retirement Age (60), based on the pension she accrued to her date of retirement. Albert Manifold will become entitled to a deferred pension, payable from Normal Retirement Age, if he leaves service prior to Normal Retirement Age. The Finance Act 2006 established a cap on pension provisions by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million and reduced further to €2 million by the Finance (No. 2) Act 2013) or the value of individual accrued pension entitlements as at 7 December 2005.

As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Albert Manifold and Maeve Carton have opted for an arrangement whereby their pensions are capped in line with the provisions of the Finance Act 2006 and receive a supplementary taxable non-pensionable cash supplement in lieu of pension benefits foregone. There was, therefore, no additional accrual in 2017. The cash pension supplements for 2017 are detailed in table 17 on page 75. In the case of Maeve Carton, the cash pension supplement for 2017 has been pro-rated for service in the period between 1 January 2017 and the date of her retirement in August 2017. These supplements are similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to each individual and spread over the term to retirement as annual compensation allowances.

The contributory defined benefit plan in which Albert Manifold and Maeve Carton participate closed to new entrants at the end of 2011.

Senan Murphy receives a taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

Details regarding pension entitlements for the executive Directors are set out in table 36.

Shareholding guidelines for executive Directors

Pursuant to the Policy, executive Directors are required to build up (and maintain) a minimum holding in CRH shares.

The shareholding guideline for the Chief Executive is 2.5 times basic salary. The Remuneration Committee has determined that the Chief Executive will have until 31 December 2020 to meet the guideline.

As outlined in the Chairman’s introduction on pages 72 and 73, the shareholding guideline for the Finance Director has been increased from 1 times basic salary to 2 times basic salary. Following the increase, the Remuneration Committee has determined that the Finance Director will have until 31 December 2022 to meet the guideline.

The current shareholdings of executive Directors as a multiple of basic salary are shown in table 34 on page 91. The table includes, for illustrative purposes, shares beneficially owned by the executive Directors as at 28 February 2018 (which includes, in the case of the Chief Executive, the 2015 Deferred Share awards which the Remuneration Committee has determined will vest on 5 March 2018), the estimated after tax vesting of the 2014 and 2015 PSP awards, which will be released in 2019 and 2020 respectively, and the estimated after tax vesting of Deferred Share awards granted in respect of 2015, 2016 and 2017, as appropriate.

Pension Entitlements - Defined Benefit (Audited)			Table 36
Executive Directors	Increase in accrued personal pension during 2017 (i) €000	Transfer value of increase in dependants pension (i) €000	Total accrued personal pension at year-end (ii) €000

Albert Manifold	-	104	273

Maeve Carton	-	18	266

(i)	As noted above, the pensions of Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due in 2017 in the event of these Directors leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

*	Salary is defined as basic annual salary and excludes any fluctuating emoluments.

CRH Annual Report and Form 20-F | 2017

Non-executive Director Fee Structure	Table 37
Role	2017
Group Chairman (including non-executive Director salary and fees for committee work)	€575,000

Basic non-executive Director fee	€78,000

Committee fee	€27,000

Additional fees

Senior Independent Director/Remuneration Committee Chairman (i)	€39,000

Audit Committee Chairman	€39,000

Fee for Europe-based non-executive Directors	€15,000

Fee for US-based non-executive Directors	€30,000

(i)	If the roles of Senior Independent Director and Remuneration Committee Chair are not combined, fees of €25,000 and €15,000 apply respectively.

Non-executive Directors

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees were increased in 2016. Details of the remuneration paid to non-executive Directors in 2017 are set out in table 35 on page 91. There is no proposed change in fees for non-executive Directors for 2018. See table 37 for the current fee structure.

Implementation of Remuneration Policy for 2018

Basic salary and benefits

Details of executive Directors’ salaries for 2018 compared with 2017 are set out in the Committee Chairman’s introduction on pages 72 and 73.

Executive Directors will receive benefits in line with the Policy in 2018. The level of benefits provided will depend on the cost of providing individual items and the individual circumstances.

2018 Annual Bonus Plan

The Remuneration Committee has determined that the 2018 Annual Bonus Plan will be operated broadly in line with the 2017 Annual

Bonus Plan. 80% of the bonus will be based on financial targets and the remaining 20% on individual objectives aligned to key strategic areas for each executive Director (the metrics, weightings and opportunity under the 2018 Annual Bonus Plan are summarised in table 13 on page 73). The Committee intends to disclose the targets for the 2018 Annual Bonus Plan in the 2019 Directors’ Remuneration Report.

2018 PSP Awards

For the 2018 PSP awards, performance will be assessed over the three-year period to 31 December 2020. The metrics, weightings and opportunity for the 2018 PSP awards are summarised in table 13 on page 73.

As was the case in 2017, 50% of the 2018 awards will be subject to TSR performance, with 25% being measured against a tailored sector peer group (see table 30 on page 87) and 25% against the FTSE All-World Construction & Materials Index. Vesting between the threshold and maximum levels will be calculated on a straight-line basis. The TSR measure will also be subject to a RONA underpin.

For the cash flow measure, vesting is calculated on a straight-line basis between 25% and 80% for cash flow of between

€3.3 billion and €3.8 billion and between 80% and 100% for an outturn between €3.8 billion and €4.3 billion. The Remuneration Committee has reviewed the cash flow target in detail and is satisfied that the target for maximum payout represents a significant stretch. The target includes the impact of the Ash Grove acquisition, the conclusion of which is subject to regulatory approval. The Committee will consider whether adjustments are required to cash flows, for example, resulting from any significant acquisitions during the period.

Retirement Benefit Expense

No changes in pension arrangements are proposed in 2018.

CRH Annual Report and Form 20-F | 2017

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

As reported in the 2016 Directors’ Remuneration Report, following his retirement from the Board on 31 December 2016, the Remuneration Committee determined that Mark Towe’s outstanding Deferred Share and PSP awards should be released to him at the applicable normal release dates. Accordingly, during 2017 2,772 shares were released to him in respect of his 2014 Deferred Share Award.

Executives’ external appointments

The executive Directors may accept external appointments with the prior approval of the Board provided that such appointments do not prejudice the individual’s ability to fulfil their duties at the Group. Whether any related fees are retained by the individual or remitted to the Group is considered on a case-by-case basis.

Total Shareholder Return

The value at 31 December 2017 of €100 invested in CRH in 2008, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in table 14 on page 74.

TSR performance has been compared against the FTSE100 and the Eurofirst 300 as these are broad general market indices of

Relative Importance of Spend on Pay	Table 38

which CRH is a constituent. The Committee, therefore, considers that they offer a reasonable comparison for performance.

Compound TSR growth since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 15.8%.

Remuneration paid to Chief Executive 2009 – 2017

Table 39 shows the total remuneration paid to the Chief Executive in the period 2009 to 2017 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in respect of each year. Albert Manifold succeeded Myles Lee as Chief Executive in January 2014.

Excluding the impact of vested share-based awards and the non-taxable benefit associated with participation in the Group’s savings-related share option scheme, the percentage change in the Chief Executive’s salary, benefits and bonus between 2016 and 2017 was as follows:

Salary      +3%

Benefits   +36%

Bonus      +1%

The combined percentage change was 2%.

There was a 1% increase in the total average employment costs in respect of employees in the Group as a whole between 2016 and 2017.

Relative Importance of Spend on Pay

Table 38 sets out the amount paid by the Group in remuneration to employees compared to dividend distributions made to shareholders in 2016 and 2017. We have also shown the change in EBITDA (as defined)* performance year-on-year to provide an indication of the change in profit performance.

Remuneration Paid to Chief Executive - 2009 to 2017 inclusive									Table 39
	2009	2010	2011	2012	2013	2014	2015	2016	2017

Single figure Remuneration (€m) (i)	€2.6m	€2.6m	€2.9m	€2.5m	€4.2m	€4.2m	€5.4m	€9.9m	€8.7m

Annual Bonus (% of max)	22%	21%	39%	28%	30%	100%	100%	98%	96%

Long-term incentive award vesting (% of max)	50%	46%	17%	0%	PSP: 49% LTIP: 34%	PSP: 0% Options: 75%	PSP: 78% Options: 37%	100%	79%

(i)	Single figure remuneration comprises the total fixed pay, annual bonus and the value of long-term incentives vesting in respect of each year.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

Advisers to the Remuneration Committee

Mercer Kepler, a brand of Mercer, are the Committee’s independent remuneration consultants. The Committee has satisfied itself that the advice provided by Mercer Kepler is robust and independent and that the Mercer Kepler engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence.

Mercer Kepler are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. During 2017, Mercer Kepler provided the following remuneration services:

•	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

•	advice in relation to remuneration matters generally; and

•	attendance at Committee meetings, when required

In 2017, Mercer Kepler’s parent, the MMC Group, provided pensions advice and related services to the Company. In 2017, the total fees paid to Mercer Kepler were Stg£62,000.

2017 Annual General Meeting

The voting outcome in respect of the remuneration-related votes at the 2017 AGM is set out in table 15 on page 74. Further details in relation to the voting outcome are set out in the Committee Chairman’s introduction on pages 72 and 73.

On behalf of the Board

Donald A. McGovern, Jr.

Chairman of Remuneration Committee

28 February 2018

Details of remuneration charged against profit in 2017

Directors’ Remuneration (i) (Audited)			Table 40
	2017 €000	2016 €000	2015 €000

Executive Directors

Basic Salary	2,618	4,023	3,245

Performance-related Incentive Plan

- cash element	3,734	5,197	3,601

- deferred shares element	1,033	1,734	1,201

Retirement Benefits Expense	988	1,341	1,145

Benefits	78	128	104

Total executive Directors’ remuneration	8,451	12,423	9,296

Average number of executive Directors	2.67	4.00	3.00

Non-executive Directors

Fees	702	722	672

Other remuneration	967	980	794

Benefits	1	7	6

Total non-executive Directors’ remuneration	1,670	1,709	1,472

Average number of non-executive Directors	9.00	9.24	9.75

Payments to former Directors (ii)	9	124	95

Total Directors’ remuneration	10,130	14,256	10,863

(i)	See analysis of 2017 remuneration by individual in tables 17 and 35 on pages 75 and 91 respectively.
(ii)	Consulting and other fees paid to a number of former Directors.

For the purposes of Section 305 of the Companies Act 2014, the aggregate gains by Directors on the exercise of share options during 2017 was €38,370 (2016: €994,651).

CRH Annual Report and Form 20-F | 2017

Directors’ Report

The Directors submit their report and the audited Consolidated Financial Statements for the year ended 31 December 2017.

Principal Activity, Results for the Year and Review of Business

CRH is a leading global diversified building materials group which manufactures and distributes a diverse range of products servicing the breadth of construction needs, from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. The Group has approximately 1,300 subsidiary, joint venture and associate undertakings; the principal ones as at 31 December 2017 are listed on pages 246 to 251.

The Group’s strategy, business model and development activity are summarised on pages 10 to 13 and 25 to 29 and are deemed to be incorporated in this part of the Directors’ Report.

As set out in the Consolidated Income Statement on page 120, the Group reported a profit before tax for the year of €1.87 billion. Comprehensive reviews of the financial and operating performance of the Group during 2017 are set out in the Business Performance section on pages 22 to 55; key financial performance indicators are also set out in this section and on pages 14 and 15.

The treasury policy and objectives of the Group are set out in detail in note 22 to the Consolidated Financial Statements

Dividend

CRH’s capital allocation policy reflects the Group’s strategy of generating industry leading returns through value-accretive allocation of capital while delivering long-term dividend growth for shareholders. For the period 1984 to 2009 the Group maintained a progressive dividend policy delivering dividend growth in each of these years. The Group maintained the dividend at 62.5c per share for each of the subsequent six years while in 2016 the full-year dividend was increased 4% to 65c.

Further to the dividend increase in 2016, an interim dividend of 19.2c (2016: 18.8c) per share was paid in November 2017. The Board is recommending a final dividend of 48.8c per share. This would give a total dividend of 68.0c for the year, an increase of 5% over last year (2016: 65.0c). The earnings per share for the year were 226.8c representing a cover of 3.3 times the proposed dividend for the year. Excluding the one-off impact of changes in corporate tax rates in the US and the past service credit from the Swiss pension plan amendment, adjusted basic earnings per share for the year would have been 166.2c▲, representing a cover of 2.4 times the proposed dividend for 2017.

It is proposed to pay the final dividend on 4 May 2018 to shareholders registered at the close of business on 9 March 2018. Subject to the approval of resolutions 7 and 12 at the 2018 Annual General Meeting, shareholders are being offered a scrip dividend alternative.

While the Board continues to believe that a progressive dividend policy is appropriate for the Group, our target is to build dividend cover to three times before one-off items, and accordingly any dividend increases in coming years will continue to lag increases in earnings per share.

2018 Outlook

The 2018 outlook set out in the Chief Executive’s Review on page 9 is deemed to be incorporated in this part of the Directors’ Report.

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

Location of Information required pursuant to Listing Rule 9.8.4C	Table 41
Listing Rule	Information to be included (i):
LR 9.8.4 (12) and (13)	Waivers of Dividends Disclosure
The Trustees of the Employee Benefit Trust have elected to waive dividends in respect of certain holdings of CRH shares. See page 184 to the Consolidated Financial Statements.

(i)	No information is required to be disclosed in respect of Listing Rules 9.8.4 (1), (2), (4), (5), (6), (7), (8), (9), (10), (11) and (14).

▲ Adjusted basic earnings per share from continuing and discontinued operations is a non-GAAP measure as defined on page 213. The GAAP numerator that is most directly comparable is profit attributable to ordinary equity holders of the Company, €1,895 million. Details of how non-GAAP measures are calculated are set out on pages 210 to 213.

CRH Annual Report and Form 20-F | 2017

Regulatory Information†	Table 42

Companies Act 2014

For the purpose of Section 1373, the Corporate Governance Report on pages 62 to 71, together with the Governance Appendix located on the CRH website (www.crh.com), which contains the information required by Section 1373(2) of the Companies Act 2014 and the risk management disclosures on pages 20, 21 and 102 to 107, are deemed to be incorporated in the Directors’ Report and form part of the corporate governance statement required by section 1373 of the Companies Act. Details of the Company’s employee share schemes and capital structure can be found in notes 8 and 30 to the Consolidated Financial Statements on pages 144 to 146 and 182 to 184 respectively.

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

2007 Transparency Regulations

For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the Sustainability Report as published on the CRH website (www.crh.com) is deemed to be incorporated in this part of the Directors’ Report*, together with the following sections of this Annual Report and Form 20-F: the Chairman’s Introduction on page 5, the Strategy Review section on pages 6 to 21, the Principal Risks and Uncertainties section on pages 102 to 107, the Business Performance section on pages 22 to 55, the details of earnings per Ordinary Share in note 13 to the Consolidated Financial Statements, the details of derivative financial instruments in note 25, the details of the reissue of Treasury Shares in note 30 and the details of employees in note 6.

Non-Financial Reporting

For the purpose of Statutory Instrument 360/2017 European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017, the Sustainability Report* as published on the CRH website (www.crh.com) is deemed to be incorporated in this part of the Directors’ Report, together with the following sections of this Annual Report and Form 20-F: the Business Model section on pages 12 and 13, the Sustainability section, including greenhouse gas emissions, on pages 16 to 19, the Risk Governance section on pages 20 and 21, the Principal Risks and Uncertainties section on pages 102 to 107, the Measuring Performance section on pages 14 and 15 and the Business Performance section on pages 22 to 55.

Disclaimer/Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH plc (the ‘Company’), and its subsidiaries (collectively, ‘CRH’ or the ‘Group’) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH including the statements under: “Strategy Review – Chief Executive’s Review – Outlook”; the “Strategy Review” about our vision to be the leading building materials business in the world; in “Measuring Performance” with regard to our 2018 focus; in the “Business Performance – Finance Director’s Review” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2018; in “Business Performance” with respect to our expectations regarding economic activity and fiscal developments in our operating regions; our expectations for the residential, non-residential and infrastructure markets; and our potential future growth in Asia; and the statements relating to our strategies for individual segments and business lines in the section entitled “Segmental Reviews”.

These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “anticipates”, “should”, “expects”, “is expected to”, “estimates”, “believes”, “intends” or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: economic and financial conditions generally in various countries and regions where we operate; the pace of recovery in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; and the specific factors identified in the discussions accompanying such forward-looking statements and in the Principal Risks and Uncertainties included on pages 102 to 107 of the Directors’ Report and in the Risk Factors included on pages 218 to 227 of this Annual Report and Form 20-F.

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

† This table contains information which is required to be provided for regulatory purposes. * For the purposes of the Company’s Annual Report on Form 20-F as filed with the SEC, the Sustainability Report, and any reference thereto, is explicitly excluded from this Directors’ Report.	97

CRH Annual Report and Form 20-F | 2017

Directors’ Report - continued

Going Concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategy Review section and in this report on pages 10 to 21 and 102 to 107 respectively. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Business Performance section on pages 22 to 55. In addition, notes 21 to 25 to the Consolidated Financial Statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency, cash flow and liquidity risks.

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully, and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

Directors’ Remuneration Report

Resolution 3 to be proposed at the 2018 AGM deals with the 2017 Directors’ Remuneration Report (excluding the 2016 Remuneration Policy Section), as set out on pages 72 to 95, which the Board has again decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice.

Changes to the Board of Directors

•	Gillian Platt was appointed to the Board on 1 January 2017

•	Maeve Carton retired from the Board on 31 August 2017

•	Ernst Bärtschi resigned from the Board on 20 December 2017

•	Richard Boucher was appointed to the Board with effect from 1 March 2018

*	For more information in relation to the Group’s risk management and internal control systems, please see the Risk Management and Internal Control section in the Supplementary 20-F Disclosures section on pages 228 and 229.

CRH Annual Report and Form 20-F | 2017

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

Section 383 of the Companies Act 2014 provides for the automatic reappointment of the auditor of an Irish company at a company’s annual general meeting, unless the auditor has given notice in writing of his unwillingness to be reappointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be reappointed. The auditors, EY, Chartered Accountants, are willing to continue in office.

Notwithstanding the provisions of Irish company law, the Board has decided to provide shareholders with an opportunity to have a say on the continuance in office of EY and a non-binding resolution has been included on the agenda for the 2018 AGM for this purpose.

Authority to Allot Shares

The Directors require the authority of the shareholders to allot any unissued Ordinary Share capital of the Company. Accordingly, an ordinary resolution will be proposed at the 2018 AGM (Resolution 7) to renew the annual authority for that purpose. The authority will be for an amount which represents just under 50% of the issued Ordinary Share capital as at 28 February 2018. Any allotment exceeding 33% of the issued Ordinary Share capital will only be made pursuant to a fully pre-emptive issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

The Directors have no present intention of making any issue of shares, other than in connection with the Group’s share incentive plans and scrip dividend scheme. If approved, this authority will expire on the earlier of the date of the AGM in 2019 or 25 July 2019.

Disapplication of Pre-emption Rights

Resolutions 8 and 9 are special resolutions which, if approved by shareholders, will renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.

Resolution 8 will, if approved, authorise the Directors to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum nominal value of €14,262,000. This amount represents approximately 5% of the issued Ordinary Share capital as at 28 February 2018, being the latest practicable date prior to publication of this document. Resolution 8 will also allow the Directors to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions.

Resolution 9 will, if approved, afford the Directors with an additional power to allot Ordinary Shares on a non-pre-emptive basis and for cash up to a further 5% of the issued share capital as at 28 February 2018. The power conferred by Resolution 9 can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue.

The 5% limits in Resolutions 8 and 9 include any Treasury Shares reissued by the Company during the same period.

The Directors confirm that in respect of Resolutions 8 and 9, they intend to follow the Statement of Principles updated by the Pre-Emption Group in that allotments of shares for cash and the reissue of Treasury Shares on a non-pre-emptive basis (other than for an open offer or rights issue to Ordinary Shareholders, the operation of CRH’s employee share schemes or in connection with an acquisition or specified capital investment) will not exceed 7.5% of the issued Ordinary Share capital within a rolling three-year period without prior consultation with shareholders.

Transactions in Own Shares

During 2017, 29,575 (2016: 711,839) Treasury Shares were reissued under the Group’s employees’ share schemes. As at 28 February 2018, 53,848 shares were held as Treasury Shares, equivalent to 0.006% of the Ordinary Shares in issue (excluding Treasury Shares).

A special resolution will be proposed at the 2018 AGM (Resolution 10) to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company’s Ordinary/Income Shares in issue at the date of the AGM.

If approved, the minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the higher of the last independent trade in the Company’s shares (or current independent bid, if higher) and the average market price of such shares over the preceding five days. A special resolution (Resolution 11) will also be proposed for the purpose of renewing the authority to set the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be reissued off-market by the Company. If granted, both of these authorities will expire on the earlier of the date of the AGM in 2019 or 25 July 2019.

As at 28 February 2018, options to subscribe for a total of 2,973,948 Ordinary/Income Shares are outstanding, representing 0.36% of the issued Ordinary/Income share capital (excluding Treasury Shares). If the authority to purchase Ordinary/lncome Shares was used in full, the options would represent 0.40% of the remaining shares in issue.

The Directors do not have any current intention of exercising the power to purchase the Company’s own shares and will only do so if they consider it to be in the best interests of the Company and its shareholders.

CRH Annual Report and Form 20-F | 2017

Directors’ Report - continued

Authority to Offer Scrip Dividends

An ordinary resolution will be proposed at the 2018 AGM to renew the Directors’ authority to make scrip dividend offers (Resolution 12). This authority will apply to dividends declared or to be paid commencing on 26 April 2018. Unless renewed at the AGM in 2019, this authority shall expire at the close of business on 25 July 2019.

Amendments to Articles of Association

A special resolution will also be proposed at the 2018 AGM, which, if approved, will provide the Directors with important flexibility regarding the mechanism for setting the price for scrip dividend offers. Under the existing provisions of Article 137(b)(ii) the scrip price must be set by reference to the average price of an Ordinary Share on each of the first three business days on which the Ordinary Shares are quoted “ex” the relevant dividend. There can be circumstances where setting the price using this methodology may not be appropriate or in the best interests of shareholders. In such situations the only option currently open to the Board is to exercise its discretion to withdraw the scrip offer. The amendment will also provide the Board with flexibility in relation to the way in which the scrip dividend alternative plan is operated.

Annual General Meeting

The Notice of Meeting for the 2018 AGM is available on the CRH website (www.crh.com) and will be posted to shareholders on 28 March 2018.

On behalf of the Board,

N. Hartery, A. Manifold

Directors

28 February 2018

CLB
CLB

Farrans, a Building and Civil Engineering division of Northstone, which is part of CRH's Europe Heavyside Division, delivered Harburnhead Windfarm in Scotland ahead of schedule in 2017. The 52MW, 22 turbine "Balance of Plant" contract included civil engineering and electrical infrastructure components, as well as major forestry works. Farrans has been involved in the construction of windfarms that produce more than 800MW of renewable energy across the United Kingdom.

CRH Annual Report and Form 20-F | 2017

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure. The risks and uncertainties presented below, which are supplemented by a broader discussion of Risk Factors set out on pages 218 to 227, are reviewed on an annual basis and represent the principal risks and uncertainties faced by the Group at the time of compilation of the 2017 Annual Report and Form 20-F. During the course of 2018, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties

Industry cyclicality

Risk	How we Manage the Risk

Description:

The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices.

Impact:

Failure of the Group to respond on a timely basis and/or adequately to unfavourable events may adversely affect financial performance.

•  CRH’s market and product diversification strategy, in addition to its spread of activity across multiple end-use sectors, means that recession would need to be general across the US and/or Europe to have a significant impact at Group level. CRH’s geographic footprint is spread across 32 countries and multiple end-use sectors. CRH is the largest building materials company in North America and is a regional leader in Europe with strategic positions in Asia

•  Through an ingrained philosophy of business improvement, the Group is strongly committed to ongoing cost control, strong cash generation and disciplined financial management. This commitment, and the strength of its reporting and internal control systems, assist the Group in responding quickly and hence mitigating the volatility associated with cyclicality

•  The Group prioritises dynamic capital allocation and reallocation aimed at ensuring profitable growth across the Group’s network of businesses

Political and economic uncertainty
Risk	How we Manage the Risk

Description:

As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainties resulting from the commencement of proceedings for the UK to exit the European Union, in addition to continued instability in Brazil, Philippines and Ukraine could include political unrest, currency disintegration, strikes, restrictions on repatriation of earnings, changes in law and policies, activism, and civil disturbance and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets.

Impact:

Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

•  The annual budgeting process is undertaken in two phases with prevailing economic and market forecasts factored into performance targets

•  Commentaries and economic indicators are provided to senior management and the Board on a monthly basis together with trading results and forecasts to facilitate tracking of political and economic events which may create uncertainties as to financial performance

•  Where political tensions are heightened, or materialise, mitigation strategies are in place to protect CRH’s people and assets

CRH Annual Report and Form 20-F | 2017

Commodity products and substitution
Risk	How we Manage the Risk

Description:

The Group faces strong volume and price competition across its product lines, stemming from the fact that many of the Group’s products are commodities. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute, or new construction techniques may be devised.

Impact:

Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation, market share, and thus financial performance, may decline.

•  CRH endeavours to counter the competitive positioning difficulties posed by low barriers to entry across many of its markets, products and services through focusing on customer service and other means of differentiation

•  Innovation and research and development are aimed at ensuring that the Group is constantly aligning its products and services to the demands of customers. These activities are business led and are guided by the Group Sustainability function

•  Further details are outlined in the Group Sustainability Report, issued annually and approved by the Board

Reserves availability and planning
Risk	How we Manage the Risk

Description:

Certain of the Group’s businesses require long-term reserves backing necessitating detailed utilisation planning. Appropriate reserves are an increasingly scarce commodity and licences and/or permits are required to enable operation. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production.

Impact:

Failure by the Group to plan adequately for depletion may result in sub-optimalor uneconomic utilisation giving rise to unplanned capital expenditure or acquisition activity, lower financial performance and the need to obtain newlicences and/or permits to operate. Operating entities may fail to obtain or renew or may experience material delays in securing the requisite government approvals, licences and permits for the conduct of business.

•  Planning for reserves enlargement and security of the requisite permits and licences is an ongoing process and a key focus for our heavy side businesses

•  All operating companies are required to have an effective permit management system in place to ensure compliance with permit conditions as well as ensuring timely renewal of permits

•  Group functions work continuously with operating entities to ensure efficient and economic utilisation of mineral reserves

Business portfolio management: acquisition and divestment activity
Risk	How we Manage the Risk

Description:

Growth through acquisition and active management of the Group’s business portfolio are key elements of the Group’s strategy with the Group’s balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions.

In addition, the Group may be liable or remain liable for the past acts, omissions or liabilities of companies or businesses it has acquired or divested.

Impact:

The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), divest non-core or underperforming entities, execute full and properdue diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses, retain key staff and realise anticipated levels of profitability and cash flows. If the Group is heldliable for the past acts, omissions or liabilities of companies or businesses it has acquired, or remains liable in cases of divestment, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition or divestment.

•  CRH has traditionally grown through acquisition and as such has developed significant expertise in identifying and evaluating appropriate targets and conducting due diligence and subsequent integration

•  Many of the Group’s core markets remain fragmented or relatively unconsolidated and will continue to offer growth opportunities via the proven acquisition model in the decades ahead

•  The Group’s detailed due diligence and integration programmes are supported by external specialists where internal expertise is insufficient

•  Further discussion is provided in the Business Performance section, Chairman’s Introduction and Chief Executive’s Review

CRH Annual Report and Form 20-F | 2017

Principal Strategic Risks and Uncertainties - continued

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

Impact:

These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

•  Board-approved governance protocols are in place which require acquisition/investment contracts to contain appropriate provisions as regards future Board participation and ongoing management and interaction, amongst other items

•  In joint venture arrangements, CRH has traditionally appointed CRH personnel, by way of the legal agreement entered into, to facilitate integration, assist in best practice transfer and drive performance and growth

Human resources and talent management
Risk	How we Manage the Risk

Description:

Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised organisation may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategic objectives of value creation and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions; these risks could include strikes and increased wage demands.

Impact:

In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives.

•  Succession planning and talent management initiatives are implemented in an organised and concerted way in respect of all senior management positions across the Group. These exercises are promoted and co-ordinated by Group Human Resources & Talent Management with support from senior operational and HR executives across the Group

•  Through appropriate structures, the Group and its operating entities seek to maintain positive employee and trade/labour union relations which are key to successful operations

Principal Operational Risks and Uncertainties

Sustainability, corporate social responsibility and climate change
Risk	How we Manage the Risk

Description:

The Group is subject to stringent and evolving laws, regulations, standards and best practices from a sustainability perspective. The Group’s use of the term “sustainability” comprises Health & Safety management (i.e. embedding a culture of safety and ensuring safe working environments), conducting business with integrity, protecting the environment, preparing for and managing the impact of climate change on business activities, managing stakeholders, attaining strong social performance credentials and, lastly, using the foregoing to generate innovation and other business opportunities to create value. Against this backdrop, the nature of the Group’s activities pose or create certain inherent risks, responsibility for which is vested with operating entity management, Group and Divisional management and the Board of Directors.

Impact:

Non-adherence to the many laws, regulations, standards and best practices in the sustainability arena may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s business, results of operations, financial condition and/or prospects. Failure to leverage innovation and other sustainability initiatives may shorten product life cycles or give rise to early product obsolescence thus impairing financial performance and/or future value creation. In addition, the failure to embed sustainability principles across the Group’s businesses and in the Group’s strategy may lead to adverse investor sentiment or reduced investor interest in CRH plc’s Ordinary Shares.

•  CRH’s strategy and business model are built around sustainable, responsible and ethical performance. Sustainability and Corporate Social Responsibility (“CSR”) concepts are embedded in all CRH operations and activities. Excellence in the areas of Health & Safety, Environment & Climate Change, Governance and People & Community is a daily priority of line management with regular reporting to Group management and to the Board of Directors

•  The Group has implemented detailed policies and procedures promoting Health & Safety, Environmental Practices and Energy Efficiency

•  Sustainability performance is subject to rigorous external evaluation on an annual basis. The Group’s achievements have been recognised through its inclusion in a variety of leading global sustainability indices and are communicated to investors as part of the Group’s investor relations efforts

•  Further details are outlined in the Group Sustainability Report, issued annually and approved by the Board

CRH Annual Report and Form 20-F | 2017

Principal Operational Risks and Uncertainties - continued

Operational continuity
Risk	How we Manage the Risk

Description:

The Group’s operating entities are subject to a wide range of operating risks and hazards including climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime.

Impact:

The occurrence of a significant adverse event could lead to prolonged disruption of business activities and, as a result, could have a material impact on the business, results of operations, financial condition or prospects of the Group.

•  In general, the geographical spread and, in many instances, the concentration of the Group’s activities in specific market areas facilitates continuity management if an adverse event was to materialise

•  Strong adherence to Group policies on property management, quality control, Information Security, Health & Safety and Sustainability assist in avoiding potential loss events. Captive insurance entities, which are wholly-owned subsidiaries, play a critical role in CRH’s insurable risk management strategies

•  Constant monitoring of the risk environment to determine whether all key risks are covered by insurance, where practicable and sensible

•  Insurance protection is provided at a level believed to be commensurate with the associated risks, and is maintained with leading, highly-rated international insurers with appropriate risk retention by insurance captives and by insured entities in the context of deductibles/excesses borne

Information technology and security/cyber
Risk	How we Manage the Risk

Description:

The Group is dependent on the employment of advanced information systems (digital infrastructure, applications and networks) to support its business activities, and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion.

Impact:

Should a security breach or other incident materialise, it could lead to interference with production processes, manipulation of financial data, the theft of private data or intellectual property, misappropriation of funds, or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

•  Ongoing strategic and tactical efforts to address the evolving nature of cyber threats and the challenges posed, including the revision of internal practices and controls

•  Enhancement of existing information and cyber security practices towards best practices for organisational assets, which include people, processes and technology

•  Ongoing investment and development of risk management and governance associated with cyber security and information technology

CRH Annual Report and Form 20-F | 2017

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

Impact:

Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, including the withdrawal of operating licences, and may inflict reputational damage.

•  CRH’s Code of Business Conduct, which is in effect mandatorily across the Group, stipulates best practice in relation to regulatory and compliance matters amongst other issues. The Code is available on www.crh.com

•  Proactive on-the-ground engagement throughout the Group, through an extensive training programme, a dedicated whistleblowing hotline (the results of which are reported to the Audit Committee) and detailed policies and procedures to support the Code of Business Conduct

•  Significant internal controls and compliance policies have been implemented in order to promote strong and ongoing compliance with all laws and regulations, including the UK Bribery Act, 2010 and the US Foreign Corrupt Practices Act, 1977

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

•  Fixed and floating rate debt and interest rate swaps are used to manage borrowing costs, while currency swaps and forward foreign currency contracts are used to manage currency exposures and to achieve the desired profile of borrowings

•  The Group seeks to ensure that sufficient resources are available to meet the Group’s liabilities as they fall due through a combination of cash and cash equivalents, cash flows and undrawn committed bank facilities. Systems are in place to monitor and control the Group’s liquidity risks, which are reported to the Board on a monthly basis. Cash flow forecasting is provided to executive management on a daily basis

•  The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies

•  All of the Group’s financial counterparties are leading financial institutions of international scope with a minimum S&P credit rating of A-

•  Please see note 22 to the Consolidated Financial Statements for further detail

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

•  Where feasible, defined benefit pension schemes have been closed to future accrual. Where closure to future accrual was not feasible for legal and other reasons, the relevant final salary schemes were transitioned to a career-average methodology for future service with severance of the final salary link and the introduction of defined contribution for new entrants

•  De-risking frameworks (for example, Liability-Driven Investment techniques) have been instituted to mitigate deficit volatility and enable better matching of investment returns with the cash out flows related to benefit obligations

•  Deficit reparation initiatives are in place for all of the defined benefit pension schemes in the Republic of Ireland. The funding proposals governing the quantum and regularity of contributions have been agreed with the Pensions Board. In most cases, on the assumption that funding levels remain on track, the reparation periods cease in 2018

•  Defined benefit pension scheme exposures and the mitigation strategies in place are reviewed by the Audit Committee on a periodic basis

CRH Annual Report and Form 20-F | 2017

Principal Financial and Reporting Risks and Uncertainties - continued

Taxation charge and balance sheet provisioning
Risk	How we Manage the Risk

Description:

The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice.

Impact:

Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate. The final determination of tax audits or tax disputes may be different from that which is reflected in the Group’s historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

•  The Group Tax Guidelines and Group Transfer Pricing Guidelines provide a tax governance framework operable throughout the Group

•  Group Tax is managed by in-house specialists with significant experience. The in-house expertise is supplemented by the assistance of external advisors where required

•  Group Tax, and the responsible individuals at operating company level, monitor potential changes in tax legislation and policy in all jurisdictions of operation

•  The Group Tax Director reports directly to the Group Finance Director and provides regular tax updates to the Finance Director and the Finance Committee. This ensures that the related risks are actively managed and monitored

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

•  The Group’s activities are conducted primarily in the local currency of operation resulting in low levels of foreign currency transactional risk

•  The Group’s established policy is to spread its net worth across the currencies of the various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operation

•  The Group manages its multi-currency borrowings through hedging a portion of its foreign currency assets

•  Sensitivity analysis is conducted in order to understand the impact of significant variances in currency fluctuations

Goodwill impairment
Risk	How we Manage the Risk

Description:

Significant under-performance in any of the Group’s major cash generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A write-down of goodwill could have a substantial impact on the Group’s income and equity.

•  Economic indicators of goodwill impairment are monitored closely through the monthly reporting process and regular senior management dialogue in order to ensure that potential impairment issues are flagged on a timely basis and corrective action taken, where feasible

•  Detailed impairment testing in respect of each of the cash-generating units across the Group is undertaken prior to year-end for the purposes of the Consolidated Financial Statements

•  The goodwill impairment assessment is subject to regular review by the Audit Committee

•  For further information on how we manage the risk posed by Goodwill impairment, please refer to note 15 to the Consolidated Financial Statements on pages 153 to 156

107

Center
US bank

Giatis explabo remporerovid maximped eosae sedicil luptiam aut aut la dolupti onsequi ad estibeatemo voluptamet, quunt. Illuptatio delloria ad qui nitatem dolesto etur repera dolorpo ressint renimpo rerionsequia enturios restias volum volorem qui as quaecaborro molenihit, conecupis at lit qui atis remped que venditio quia dollece stintotat liquis es di sequi optasperum quo estio. Ost que lab intis sequaspit.

109

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

111

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

112

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

113

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

114

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

115

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

116

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

CRH Annual Report and Form 20-F | 2017

Independent Auditor’s US Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CRH public limited company (CRH plc):

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of CRH plc (the Company) as of 31 December 2017 and 2016, the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at 31 December 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) and our report dated 28 February 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

ERNST & YOUNG

We have served as the Company’s auditor since 1988.

Dublin, Ireland

28 February 2018

CRH Annual Report and Form 20-F | 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CRH public limited company (CRH plc):

Opinion on Internal Control over Financial Reporting

We have audited CRH plc’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (the ‘COSO criteria’). In our opinion, CRH plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations during the year ended 31 December 2017, which are included in the 2017 Consolidated Financial Statements of the Company and constituted 6.4% and 10.6% of total and net assets, respectively, as of 31 December 2017 and 1.9% and (0.1)% of revenues (from continuing and discontinued operations) and group profit, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2017.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheets of CRH plc as of 31 December 2017 and 2016, the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “financial statements”) of the Company and our report dated 28 February 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

ERNST & YOUNG

Dublin, Ireland

28 February 2018

CRH Annual Report and Form 20-F | 2017

Consolidated Income Statement

for the financial year ended 31 December 2017

		2017 €m	Restated(i) 2016 €m	Restated(i) 2015 €m
Notes

1	Revenue	25,220	24,789	21,406
3	Cost of sales	(16,903)	(16,566)	(14,743)
	Gross profit	8,317	8,223	6,663
3	Operating costs	(6,222)	(6,315)	(5,497)
1,4,6,7	Group operating profit	2,095	1,908	1,166
1,5	Profit on disposals	56	53	99
	Profit before finance costs	2,151	1,961	1,265
9	Finance costs	(301)	(325)	(303)
9	Finance income	12	8	8
9	Other financial expense	(60)	(66)	(94)
10	Share of equity accounted investments’ profit	65	42	44
1	Profit before tax from continuing operations	1,867	1,620	920
11	Income tax expense	(55)	(431)	(276)
	Group profit for the financial year from continuing operations	1,812	1,189	644
2	Profit after tax for the financial year from discontinued operations	107	81	85
	Group profit for the financial year	1,919	1,270	729

	Profit attributable to:
	Equity holders of the Company
	From continuing operations	1,788	1,162	639
	From discontinued operations	107	81	85
	Non-controlling interests
	From continuing operations	24	27	5
	Group profit for the financial year	1,919	1,270	729

13	Basic earnings per Ordinary Share	226.8c	150.2c	89.1c
13	Diluted earnings per Ordinary Share	225.4c	149.1c	88.7c

13	Basic earnings per Ordinary Share from continuing operations	214.0c	140.4c	78.7c
13	Diluted earnings per Ordinary Share from continuing operations	212.7c	139.4c	78.3c

	(i) Restated to show the results of our Americas Distribution segment in discontinued operations. See note 2 for further details.

CRH Annual Report and Form 20-F | 2017

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2017

		2017 €m	2016 €m	2015 €m
Notes

	Group profit for the financial year	1,919	1,270	729

	Other comprehensive income

	Items that may be reclassified to profit or loss in subsequent years:

	Currency translation effects	(1,076)	(82)	661
25	Gains/(losses) relating to cash flow hedges	8	14	(2)
		(1,068)	(68)	659

	Items that will not be reclassified to profit or loss in subsequent years:

28	Remeasurement of retirement benefit obligations	114	(61)	203
11	Tax on items recognised directly within other comprehensive income	(33)	3	(30)
		81	(58)	173

	Total other comprehensive income for the financial year	(987)	(126)	832

	Total comprehensive income for the financial year	932	1,144	1,561

	Attributable to:

	Equity holders of the Company	969	1,128	1,538
	Non-controlling interests	(37)	16	23
	Total comprehensive income for the financial year	932	1,144	1,561

CRH Annual Report and Form 20-F | 2017

Consolidated Balance Sheet

as at 31 December 2017

		2017 €m	2016 €m
Notes
	ASSETS
	Non-current assets
14	Property, plant and equipment	13,094	12,690
15	Intangible assets	7,214	7,761
16	Investments accounted for using the equity method	1,248	1,299
16	Other financial assets	25	26
18	Other receivables	156	212
25	Derivative financial instruments	30	53
27	Deferred income tax assets	95	159
	Total non-current assets	21,862	22,200

	Current assets
17	Inventories	2,715	2,939
18	Trade and other receivables	3,630	3,979
	Current income tax recoverable	165	4
25	Derivative financial instruments	34	23
23	Cash and cash equivalents	2,115	2,449
2	Assets held for sale	1,112	-
	Total current assets	9,771	9,394
	Total assets	31,633	31,594

	EQUITY
	Capital and reserves attributable to the Company’s equity holders
30	Equity share capital	286	284
30	Preference share capital	1	1
30	Share premium account	6,417	6,237
30	Treasury Shares and own shares	(15)	(14)
	Other reserves	285	286
	Foreign currency translation reserve	(386)	629
	Retained income	7,903	6,472
	Capital and reserves attributable to the Company’s equity holders	14,491	13,895
32	Non-controlling interests	486	548
	Total equity	14,977	14,443

	LIABILITIES
	Non-current liabilities
24	Interest-bearing loans and borrowings	7,660	7,515
25	Derivative financial instruments	3	-
27	Deferred income tax liabilities	1,666	2,008
19	Other payables	226	461
28	Retirement benefit obligations	377	591
26	Provisions for liabilities	693	678
	Total non-current liabilities	10,625	11,253

	Current liabilities
19	Trade and other payables	4,534	4,815
	Current income tax liabilities	458	394
24	Interest-bearing loans and borrowings	316	275
25	Derivative financial instruments	11	32
26	Provisions for liabilities	371	382
2	Liabilities associated with assets classified as held for sale	341	-
	Total current liabilities	6,031	5,898
	Total liabilities	16,656	17,151
	Total equity and liabilities	31,633	31,594

	N. Hartery, A. Manifold, Directors

CRH Annual Report and Form 20-F | 2017

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2017

		Attributable to the equity holders of the Company
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non- controlling interests €m	Total equity €m
Notes

	At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
	Group profit for the financial year	-	-	-	-	-	1,895	24	1,919
	Other comprehensive income	-	-	-	-	(1,015)	89	(61)	(987)
	Total comprehensive income	-	-	-	-	(1,015)	1,984	(37)	932

30	Issue of share capital (net of expenses)	1	118	-	-	-	-	-	119
	Share-based payment expense	-	-	-	62	-	-	-	62
30	Treasury/own shares reissued	-	-	2	-	-	(2)	-	-
30	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
30	Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
11	Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(546)	(8)	(554)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	20	20
	Transactions involving non-controlling interests	-	-	-	-	-	-	(37)	(37)
	At 31 December 2017	287	6,417	(15)	285	(386)	7,903	486	14,977

	For the financial year ended 31 December 2016

	At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
	Group profit for the financial year	-	-	-	-	-	1,243	27	1,270
	Other comprehensive income	-	-	-	-	(71)	(44)	(11)	(126)
	Total comprehensive income	-	-	-	-	(71)	1,199	16	1,144

30	Issue of share capital (net of expenses)	3	216	-	-	-	-	-	219
	Share-based payment expense	-	-	-	46	-	-	-	46
30	Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
30	Shares acquired by Employee Benefit Trust (own shares)	-	-	(4)	-	-	-	-	(4)
11	Tax relating to share-based payment expense	-	-	-	-	-	12	-	12
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(519)	(8)	(527)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	9	9
	Transactions involving non-controlling interests	-	-	-	-	-	(2)	2	-
	At 31 December 2016	285	6,237	(14)	286	629	6,472	548	14,443

	For the financial year ended 31 December 2015

	At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198
	Group profit for the financial year	-	-	-	-	-	724	5	729
	Other comprehensive income	-	-	-	-	643	171	18	832
	Total comprehensive income	-	-	-	-	643	895	23	1,561

	Issue of share capital (net of expenses)	28	1,697	-	-	-	-	-	1,725
	Share-based payment expense	-	-	-	27	-	-	-	27
	Treasury/own shares reissued	-	-	51	-	-	(51)	-	-
	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
11	Tax relating to share-based payment expense	-	-	-	-	-	5	-	5
	Share option exercises	-	-	-	-	-	57	-	57
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(511)	(4)	(515)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	489	489
	At 31 December 2015	282	6,021	(28)	240	700	5,800	529	13,544

CRH Annual Report and Form 20-F | 2017

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2017

		2017 €m	2016 €m	2015 €m
Notes
	Cash flows from operating activities
	Profit before tax from continuing operations	1,867	1,620	920
2	Profit before tax from discontinued operations	146	121	113
	Profit before tax	2,013	1,741	1,033
9	Finance costs (net)	349	383	389
10	Share of equity accounted investments’ profit	(65)	(42)	(44)
	Profit on disposals	(59)	(55)	(101)
	Group operating profit	2,238	2,027	1,277
14	Depreciation charge	1,006	1,009	843
15	Amortisation of intangible assets	66	71	55
15	Impairment charge	-	23	44
	Share-based payment expense	65	46	27
	Other (primarily pension payments)	(186)	(65)	(47)
20	Net movement on working capital and provisions	(209)	56	585
	Cash generated from operations	2,980	3,167	2,784
	Interest paid (including finance leases)	(317)	(346)	(302)
	Corporation tax paid	(474)	(481)	(235)
	Net cash inflow from operating activities	2,189	2,340	2,247

	Cash flows from investing activities
5	Proceeds from disposals (net of cash disposed and deferred proceeds)	222	283	889
	Interest received	11	8	8
16	Dividends received from equity accounted investments	31	40	53
14	Purchase of property, plant and equipment	(1,044)	(853)	(882)
31	Acquisition of subsidiaries (net of cash acquired)	(1,841)	(149)	(7,296)
16	Other investments and advances	(11)	(7)	(19)
20	Deferred and contingent acquisition consideration paid	(53)	(57)	(59)
	Net cash outflow from investing activities	(2,685)	(735)	(7,306)

	Cash flows from financing activities
30	Proceeds from issue of shares (net)	42	52	1,593
	Proceeds from exercise of share options	-	-	57
	Transactions involving non-controlling interests	(37)	-	-
21	Increase in interest-bearing loans, borrowings and finance leases	1,010	600	5,633
21	Net cash flow arising from derivative financial instruments	169	(5)	47
9	Premium paid on early debt redemption	(18)	-	(38)
30	Treasury/own shares purchased	(3)	(4)	(3)
21	Repayment of interest-bearing loans, borrowings and finance leases	(343)	(2,015)	(2,744)
12	Dividends paid to equity holders of the Company	(469)	(352)	(379)
12	Dividends paid to non-controlling interests	(8)	(8)	(4)
	Net cash inflow/(outflow) from financing activities	343	(1,732)	4,162

	Decrease in cash and cash equivalents	(153)	(127)	(897)

	Reconciliation of opening to closing cash and cash equivalents
	Cash and cash equivalents at 1 January	2,449	2,518	3,295
	Translation adjustment	(161)	58	120
	Decrease in cash and cash equivalents	(153)	(127)	(897)
23	Cash and cash equivalents at 31 December	2,135	2,449	2,518

CRH Annual Report and Form 20-F | 2017

Accounting Policies

(including key accounting estimates and assumptions)

This document constitutes both the Annual Report and the Financial Statements in accordance with the Irish and UK requirements, and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934.

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

The accounting policies set out below have been applied consistently by all of the Group’s subsidiaries, joint ventures and associates to all periods presented in these Consolidated Financial Statements.

In accordance with Section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The Group has applied those new standards and interpretations that apply from 1 January 2017, including the Annual Improvements 2014-2016 Cycle and amendments to IAS 7 Statement of Cash Flows and to IAS 12 Income Taxes. These amendments principally related to clarifications and presentation and their application did not result in material changes to the Group’s Consolidated Financial Statements.

IFRS and IFRIC interpretations being adopted in subsequent years

The Group has formed a number of project teams to evaluate and implement the following standards:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The Group will adopt IFRS 9 on 1 January 2018 in accordance with the transition provisions of the standard.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39 Financial Instruments: Recognition and Measurement. Overall, the Group expects no material impact on the Consolidated Financial Statements. This assessment is based on internally available information and may be subject to change arising from further reasonable and supportable information being made available to the Group in 2018 when the Group adopts the new standard.

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

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard is applicable from 1 January 2018. IFRS 15 introduces a number of new concepts and requirements and also provides guidance and clarification on existing practice. CRH will adopt IFRS 15 by applying the modified retrospective application.

Throughout 2017, the Group performed a detailed analysis of the impact of IFRS 15; including a review of our contracts and sales arrangements. At this point, we have concluded that there is no material impact arising from transition to IFRS 15. Opening retained earnings for 2018 will not be adjusted as a result.

Revenue derived from sources other than construction contracts will continue to be recognised at a point in time.

Revenue earned in our construction contract businesses will continue to be recognised over time; principally using an input method.

The Group’s transition project had the following focus areas:

(i) Variable consideration

Some contracts with customers offer trade discounts or volume rebates. Our construction contracts can include certain bonuses and other variable consideration clauses. Based on the detailed procedures performed during 2017, a material impact on the recognition of such variable consideration under IFRS 15 has not been identified.

(ii) Warranty obligations

Warranties currently offered by the Group will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

(iii)	Bundling and unbundling of contracts to determine performance obligations

The vast majority of our contracts contain just one performance obligation. Within our construction contract businesses, some contracts have been identified as offering two promises to a customer; however the adoption of IFRS 15 will not have a material impact on the recognition of revenue on these contracts.

CRH Annual Report and Form 20-F | 2017

Accounting Policies - continued

(iv) Loss-making contracts

Loss-making contracts will now be accounted for under IAS 37 rather than under IAS 11. This will not have an impact on revenue recognition at transition.

(v) Principal versus agent considerations

We examined whether any revenue might be deemed to be more appropriately recorded on an agency or net basis, rather than on a gross basis, under IFRS 15 and determined that no material impact on the Group’s revenue arose.

(vi) Disclosure requirements

IFRS 15 disclosure requirements are more detailed than under current IFRS. The Group is in the process of finalising the disclosures required to be reported in 2018.

IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating Leases – Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard is applicable from 1 January 2019.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for the majority of leases under a single on-balance sheet model, similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g. personal computers) and short-term leases (i.e. leases with a term of 12 months or less). It also includes an election which permits a lessee not to separate non-lease components (e.g. maintenance) from lease components and instead capitalise both the lease cost and associated non-lease cost.

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

CRH has entered into operating leases for a range of assets, principally relating to property across the US and Europe. These property leases have varying terms, escalation clauses and renewal rights including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating leases.

The adoption of the new standard will have a material impact on the Group’s Consolidated Financial Statements, as follows:

Income Statement

Operating expenses will decrease, as the Group currently recognises operating lease expenses in either cost of sales, selling and distribution or administration expenses (depending on the nature of the lease). The Group’s lease expense (continuing operations) for 2017 was €606 million and is disclosed in note 4 to the Consolidated Financial Statements.

Depreciation and finance costs as currently reported in the Group’s Income Statement will increase, as under the new standard the right-of-use asset will be capitalised and depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet

At transition date, the Group will determine the lease payments outstanding at that date and apply the appropriate discount rate to calculate the present value of the lease payments. CRH is currently considering adopting the new standard by applying the modified retrospective approach. In addition, CRH will perform an impairment assessment at date of adoption and any resulting impairment will impact retained earnings rather than the Consolidated Income Statement in the year of transition.

The Group’s commitment outstanding on all leases (including those relating to discontinued operations) as at 31 December 2017 is €2,191 million (2016: €2,171 million) (see note 29 to the Consolidated Financial Statements).

The Group has been assessing the impact of the new standard since it was issued in January 2016. The exact financial impact of the standard is as yet unknown, as a number of factors impact the calculation of the liability, such as discount rate and the expected term of leases including renewal options.

The Group’s commitment as at 31 December 2017 provides an indication of the scale of leases held and how significant leases currently are to CRH’s business. The Group will continue to assess its portfolio of leases to calculate the impending impact of transition to the new standard during 2018.

In addition to the impacts above, there will also be significantly increased disclosures when the Group adopts IFRS 16.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 was issued in June 2017; with an effective date of 1 January 2019. It clarifies the accounting for uncertainties in income taxes. The Group is currently evaluating the impact of this interpretation on future periods.

IAS 19 Employee Benefits

In February 2018, the IASB issued a narrow scope amendment to IAS 19 Employee Benefits. The amendment will be applied prospectively for plan amendments, curtailments or settlements occurring on or after 1 January 2019. These amendments are not expected to have an impact on the Group on the effective date, but will impact how the Group determines current service cost and net interest in the event of any plan amendments, curtailments or settlements which arise thereafter.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with presentation of comparative figures required. This standard is not expected to have an impact on the Group.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2017 financial year-end that would have a material impact on the results or financial position of the Group.

Key Accounting Policies which involve Estimates, Assumptions and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income

CRH Annual Report and Form 20-F | 2017

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

Estimates, and underlying assumptions, are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances or experiences on which the estimate was based or as a result of new information.

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

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill is provided in note 15 to the Consolidated Financial Statements.

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

The liabilities and costs associated with the Group’s defined benefit pension schemes (both funded and unfunded) are assessed either on the basis of the attained age, the projected unit credit, the current unit credit or the aggregate cost methods by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

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

CRH Annual Report and Form 20-F | 2017

Accounting Policies - continued

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

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits. A sensitivity analysis of the change in these assumptions is provided in note 28.

Provisions for liabilities – Note 26

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as an interest expense. Contingent liabilities arising on business combinations are recognised as provisions if the contingent liability can be reliably measured at its acquisition date fair value. Provisions are not recognised for future operating losses. Refer to note 26 for the expected timing of outflows by provisions category.

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

Legal contingencies

The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group in future accounting periods.

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

CRH Annual Report and Form 20-F | 2017

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

The Group’s income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods to conclude, the resolution of which is often not within the control of the Group. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, there is no certainty that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Whilst it is possible, the Group does not currently anticipate that any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made nor does it expect any significant impact on its financial position in the near term. This is based on the Group’s knowledge and experience, as well as the profile of the individual components which have been reflected in the current tax liability, the status of the tax audits, enquiries and negotiations in progress at each year-end, previous claims and any factors specific to the relevant tax environments.

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

Property, plant and equipment – Note 14

The carrying value of property, plant and equipment of €13,094 million at 31 December 2017 represents 41% of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

CRH Annual Report and Form 20-F | 2017

Accounting Policies - continued

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

Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis. For the Group’s accounting policy on impairment of property, plant and equipment, please see impairment of long-lived assets and goodwill.

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

Assets and liabilities held for sale – Note 2

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

Discontinued operations – Note 2

Discontinued operations are reported when a component of the Group has been disposed of, or when a sale is highly probable; and its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and is classified as held for sale or has been disposed of. The Group classifies a non-current asset or disposal group as held for disposal if its carrying value will be recovered through a sales transaction or distribution to shareholders rather than continuing use.

In the Consolidated Income Statement, discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations. Corresponding notes to the Consolidated Income Statement exclude amounts for discontinued operations, unless stated otherwise.

Prior year information

The presentation of certain prior year information has been reclassified to conform to the current year presentation. The presentation of financial information pertaining to discontinued operations has been restated retrospectively (including the Consolidated Income Statement and corresponding prior year income statement notes).

CRH Annual Report and Form 20-F | 2017

Share-based payments – Note 8

The Group operates a number of equity-settled share-based payment plans. Its policy in relation to the granting of share options and awards under these plans, together with the nature of the underlying market and non-market performance and other vesting conditions, are addressed in the Directors’ Remuneration Report on page 72. The Group has no material exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plans

50% of the awards granted in 2017 and 2016 under the 2014 Performance Share Plan are subject to a TSR (and hence market-based) vesting condition; with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials index. The awards made in 2015 are subject to a TSR on 75% of the grant. Accordingly, the fair value assigned to the related equity instruments at the grant date is derived using a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plans; and is adjusted to reflect the anticipated likelihood as at the grant date of achieving the vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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

Awards which vest under the 2014 Performance Share Plan are allotted to an Employee Benefit Trust. An increase in nominal Share Capital and Share Premium are recognised accordingly on allotment.

Savings-related Share Option Scheme

The fair values assigned to options under the Savings-related Share Option Scheme are derived in accordance with the trinomial valuation methodology on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date.

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

CRH Annual Report and Form 20-F | 2017

Accounting Policies - continued

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

Leases – Notes 4 and 29

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

CRH Annual Report and Form 20-F | 2017

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

Share capital and dividends – Notes 12 and 30

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

CRH Annual Report and Form 20-F | 2017

Accounting Policies - continued

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2017	2016	2015	2017	2016
Brazilian Real	3.6054	3.8561	3.7004	3.9729	3.4305

Canadian Dollar	1.4647	1.4659	1.4186	1.5039	1.4188

Chinese Renminbi	7.6290	7.3522	6.9733	7.8044	7.3202

Hungarian Forint	309.1933	311.4379	309.9956	310.3300	309.8300

Indian Rupee	73.5324	74.3717	71.1956	76.6055	71.5935

Philippine Peso	56.9734	52.5555	50.5217	59.7950	52.2680

Polish Zloty	4.2570	4.3632	4.1841	4.1770	4.4103

Pound Sterling	0.8767	0.8195	0.7258	0.8872	0.8562

Romanian Leu	4.5688	4.4904	4.4454	4.6585	4.5390

Serbian Dinar	121.3232	123.1356	120.7168	118.3086	123.4600

Swiss Franc	1.1117	1.0902	1.0679	1.1702	1.0739

Ukrainian Hryvnia	30.0341	28.2812	24.3693	33.6769	28.6043

US Dollar	1.1297	1.1069	1.1095	1.1993	1.0541

CRH Annual Report and Form 20-F | 2017

Notes on Consolidated Financial Statements

1.  Segment Information

CRH is a leading global diversified building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal.

During 2017, our dedicated European landscaping businesses, previously included within our Europe Heavyside segment, were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 and 2015 have been restated where necessary to reflect the new format for segmentation.

The Group reports across the following six operating segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products and Asia reflecting the Group’s organisational structure and the nature of the financial information reported to and assessed by the Group Chief Executive and Finance Director, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8 Operating Segments).

The principal factors employed in the identification of the six segments reflected in this note include:

•

the Group’s organisational structure in 2017 (during 2017 each divisional President fulfilled the role of “segment manager” as outlined in IFRS 8, with the President of Europe Lightside and Distribution acting as “segment manager” for each of the Europe Lightside and Europe Distribution segments respectively);

•	the nature of the reporting lines to the Chief Operating Decision Maker (as defined in IFRS 8);

•	the structure of internal reporting documentation such as management accounts and budgets; and

•	the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived

The Chief Operating Decision Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation, amortisation and impairment (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is provided overleaf. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision Maker and are accordingly omitted from the detailed segmental analysis below. There are no asymmetrical allocations to reporting segments which would require disclosure.

Europe Heavyside businesses are predominantly engaged in the manufacture and supply of cement, lime, aggregates, readymixed and precast concrete and asphalt products. The segment comprises businesses operating in 19 countries across Western, Central and Eastern Europe.

Europe Lightside businesses are predominantly engaged in the production and supply of construction accessories, architectural products, shutters & awnings, perimeter protection & network access products across 17 countries primarily in Western Europe.

Europe Distribution businesses are predominantly engaged in supplying General Merchants, Sanitary, Heating and Plumbing (SHAP) and Do-It-Yourself (DIY) businesses catering to the general public and small and medium-sized builders in the Netherlands, Belgium, France, Germany, Switzerland and Austria, selling a range of bricks, cement, sanitary, heating, plumbing and other building products.

Americas Materials businesses are predominantly engaged in the production and sale of aggregates, asphalt, cement and readymixed concrete products and provide asphalt paving services in the US and Canada. This segment also includes the Group’s cement operations in Brazil.

Americas Products businesses are predominantly engaged in the production and sale in the US and Canada of concrete masonry and hardscapes, packaged lawn and garden products, packaged cement mixes, fencing, utility, drainage and structural precast products, construction accessories and glass and aluminium glazing systems.

Asia businesses are predominantly engaged in the manufacture and supply of cement and aggregates in the Philippines.

The Americas Distribution business has been classified as discontinued operations in the current year; its performance in this year and comparative years is therefore part of discontinued operations. See note 2 for further details.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.	135

CRH Annual Report and Form 20-F | 2017

1.  Segment Information - continued

A. Operating segments disclosures - Consolidated Income Statement data

	Year ended 31 December
		Revenue		Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Continuing operations
Europe Heavyside	6,902	6,945	4,813	839	781	424	361	395	304	478	386	120
Europe Lightside	1,440	1,392	1,404	143	137	136	41	45	46	102	92	90
Europe Distribution	4,145	4,066	4,158	269	206	171	62	76	77	207	130	94
Europe	12,487	12,403	10,375	1,251	1,124	731	464	516	427	787	608	304

Americas Materials	7,970	7,598	7,018	1,270	1,204	955	412	386	335	858	818	620
Americas Products	4,327	4,280	3,862	573	543	391	138	132	142	435	411	249
Americas	12,297	11,878	10,880	1,843	1,747	1,346	550	518	477	1,293	1,229	869

Asia	436	508	151	52	109	2	37	38	9	15	71	(7)

Total Group from continuing operations	25,220	24,789	21,406	3,146	2,980	2,079	1,051	1,072	913	2,095	1,908	1,166

Discontinued operations
Americas Distribution	2,343	2,315	2,229	164	150	140	21	31	29	143	119	111
Total Group	27,563	27,104	23,635	3,310	3,130	2,219	1,072	1,103	942	2,238	2,027	1,277

Group operating profit from continuing operations										2,095	1,908	1,166
Profit on disposals (i)										56	53	99
Finance costs less income										(289)	(317)	(295)
Other financial expense										(60)	(66)	(94)
Share of equity accounted investments’ profit (ii)										65	42	44
Profit before tax from continuing operations										1,867	1,620	920

							(i) Profit/(loss) on disposals (note 5)			(ii) Share of equity accounted investments’ profit/(loss) (note 10)
Europe Heavyside							19	24	100	9	12	15
Europe Lightside							-	1	(22)	-	-	-
Europe Distribution							4	13	8	15	13	15
Europe							23	38	86	24	25	30

Americas Materials							29	(19)	24	32	34	23
Americas Products							4	34	(11)	-	-	-
Americas							33	15	13	32	34	23

Asia							-	-	-	9	(17)	(9)

Total Group							56	53	99	65	42	44

136	* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

B. Operating segments disclosures - Consolidated Balance Sheet data

	As at 31 December
	Total assets		Total liabilities
	2017 €m	2016 €m	2017 €m	2016 €m
Europe Heavyside	8,932	8,383	2,641	2,633
Europe Lightside	1,100	1,084	302	313
Europe Distribution	2,178	2,160	563	642
Europe	12,210	11,627	3,506	3,588

Americas Materials	9,180	8,970	1,628	1,725
Americas Products	4,017	4,275	895	998
Americas Distribution (i)	-	1,152	-	392
Americas	13,197	14,397	2,523	3,115

Asia	1,402	1,557	172	224

Total Group	26,809	27,581	6,201	6,927

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,248	1,299
Other financial assets	25	26
Derivative financial instruments (current and non-current)	64	76
Income tax assets (current and deferred)	260	163
Cash and cash equivalents	2,115	2,449
Assets held for sale	1,112	-
Total assets as reported in the Consolidated Balance Sheet	31,633	31,594

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)			7,976	7,790
Derivative financial instruments (current and non-current)			14	32
Income tax liabilities (current and deferred)			2,124	2,402
Liabilities associated with assets classified as held for sale			341	-
Total liabilities as reported in the Consolidated Balance Sheet			16,656	17,151

(i)	During 2017, the Americas Distribution segment was classified as held for sale under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations (refer to note 2 for further information). Accordingly its total assets and total liabilities have not been presented for 2017.

137

CRH Annual Report and Form 20-F | 2017

1.  Segment Information - continued

C. Operating segments disclosures - other items

Additions to non-current assets

	Year ended 31 December
	Property, plant and equipment (note 14)			Financial assets (note 16)			Total Group
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Continuing operations
Europe Heavyside	349	260	238	-	2	8	349	262	246
Europe Lightside	36	27	38	-	-	-	36	27	38
Europe Distribution	33	26	46	-	-	1	33	26	47
Europe	418	313	322	-	2	9	418	315	331

Americas Materials	375	328	335	5	5	10	380	333	345
Americas Products	167	142	153	6	-	-	173	142	153
Americas	542	470	488	11	5	10	553	475	498

Asia	55	47	31	-	-	-	55	47	31

Total Group from continuing operations	1,015	830	841	11	7	19	1,026	837	860

Discontinued operations
Americas Distribution	29	23	41	-	-	-	29	23	41
Total Group	1,044	853	882	11	7	19	1,055	860	901

D. Entity-wide disclosures

Section 1: Information about products and services

The Group’s revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €5,236 million (2016: €5,102 million; 2015: €4,523 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

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

Section 2: Information about geographical areas and customers

CRH has a presence in 32 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are set out below; individual foreign countries which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December			As at 31 December
	Revenue by destination			Non-current assets*
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m
Country of domicile - Republic of Ireland	435	403	349	493	475
Benelux (mainly the Netherlands)	2,589	2,576	2,478	1,162	1,201
United Kingdom	3,023	3,091	1,694	2,395	2,487
United States	10,844	10,415	9,819	8,749	8,710
Other	8,329	8,304	7,066	8,757	8,346
Total Group from continuing operations	25,220	24,789	21,406	21,556	21,219
United States - Americas Distribution	2,343	2,315	2,229	476	531
Total Group	27,563	27,104	23,635	22,032	21,750

There are no material dependencies or concentrations of individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

138	* Non-current assets comprise property, plant and equipment, intangible assets and investments accounted for using the equity method.

CRH Annual Report and Form 20-F | 2017

2.  Assets Held for Sale and Discontinued Operations

In August 2017, the Group entered into a sales agreement with Beacon Roofing Supply Inc. to dispose of its 100% holding in Allied Building Products, the trading name of our Americas Distribution segment, for a consideration of US$2.6 billion. The transaction closed on 2 January 2018. The assets associated with this transaction met the ‘held for sale’ criteria set out in IFRS 5 and the relevant assets and liabilities have accordingly been reclassified as assets and liabilities held for sale as appropriate as set out in the table below. The proceeds of the sale exceeded the carrying amount of the related net assets and, accordingly, no impairment loss was recognised on the reclassification of Americas Distribution as held for sale.

The businesses divested in 2017 are not considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined by IFRS 5.

A. Discontinued operations

The results of the discontinued operations included in the Group profit for the financial year are set out below:

	2017 €m	2016 €m	2015 €m
Revenue	2,343	2,315	2,229

EBITDA (as defined)*	164	150	140
Depreciation	(16)	(22)	(18)
Amortisation	(5)	(9)	(11)
Operating profit	143	119	111
Profit on disposals	3	2	2
Profit before tax	146	121	113
Attributable income tax expense (i)	(39)	(40)	(28)
Profit after tax	107	81	85

Basic earnings per Ordinary Share from discontinued operations	12.8c	9.8c	10.4c
Diluted earnings per Ordinary Share from discontinued operations	12.7c	9.7c	10.4c

Cash flows from discontinued operations
Net cash inflow from operating activities	111	123	173
Net cash outflow from investing activities	(27)	(22)	(39)
Net cash inflow/(outflow) from financing activities	1	(1)	-
Net cash inflows	85	100	134

(i)	The 2017 attributable income tax expense includes a non-cash deferred tax credit of €7 million related to the enactment of the “Tax Cuts and Jobs Act” in the US during the year.

B. Assets held for sale

2017 €m
Assets
Property, plant and equipment (note 14)	104
Intangible assets (note 15)	372
Deferred income tax assets (note 27)	16
Inventories (note 20)	266
Trade and other receivables (note 20)	334
Cash and cash equivalents (note 23)	20
Assets held for sale	1,112

Liabilities
Trade and other payables (note 20)	306
Interest-bearing loans and borrowings (note 24)	5
Deferred income tax liabilities (note 27)	30
Liabilities associated with assets classified as held for sale	341

Net assets held for sale	771

Total gains recognised in other comprehensive income and accumulated in equity relating to assets held for sale amounted to €32 million at 31 December 2017.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.	139

CRH Annual Report and Form 20-F | 2017

3.  Cost Analysis

           Continuing Operations

	2017 €m	2016 €m	2015 €m
Cost of sales analysis
Raw materials and goods for resale	7,428	7,307	6,978
Employment costs (note 6)	2,869	2,725	2,446
Energy conversion costs	1,004	940	789
Repairs and maintenance	811	803	630
Depreciation, amortisation and impairment (i)	830	817	697
Change in inventory	(142)	(33)	37
Other production expenses (primarily sub-contractor costs and equipment rental)	4,103	4,007	3,166
Total	16,903	16,566	14,743

Operating costs analysis
Selling and distribution costs	4,236	4,100	3,593
Administrative expenses	1,986	2,215	1,904
Total	6,222	6,315	5,497

(i)    Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Depreciation and depletion (note 14)	830	817	667	160	170	158	990	987	825
Amortisation of intangible assets (note 15)	-	-	-	61	62	44	61	62	44
Impairment of property, plant and equipment	-	-	30	-	-	11	-	-	41
Impairment of intangible assets (note 15)	-	-	-	-	23	1	-	23	1
Impairment of financial assets	-	-	-	-	-	2	-	-	2
Total	830	817	697	221	255	216	1,051	1,072	913

CRH Annual Report and Form 20-F | 2017

4.  Operating Profit Disclosures

           Continuing Operations

	2017 €m	2016 €m	2015 €m
Operating lease rentals
- hire of plant and machinery	292	262	200
- land and buildings	258	250	221
- other operating leases	56	57	50
Total	606	569	471

Auditor’s remuneration

In accordance with statutory requirements in Ireland, fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

	EY Ireland (statutory auditor)			EY (network firms)			Total
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Audit fees (i)	4	3	3	16	16	16	20	19	19
Other audit-related assurance fees (ii)	-	-	1	1	-	4	1	-	5
Tax advisory services	-	-	-	1	1	2	1	1	2
Total	4	3	4	18	17	22	22	20	26

(i)	Audit of the Group accounts includes audit of internal controls over financial reporting and parent and subsidiary statutory audit fees, but excludes €2 million (2016: €2 million; 2015: €2 million) paid to auditors other than EY.

(ii)	Other assurance services includes attestation and due diligence services that are closely related to the performance of the audit.

(iii)	There were no other fees for services provided by the Group’s independent auditor (2016: €nil million; 2015: €nil million).

CRH Annual Report and Form 20-F | 2017

5.  Business and Non-Current Asset Disposals

           Continuing Operations

	Business disposals			Disposal of other non-current assets			Total
	2017 €m	2016 €m	2015 (i) €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets (notes 14,15,16)	47	147	570	79	109	103	126	256	673
- cash and cash equivalents	11	3	90	-	-	-	11	3	90
- working capital and provisions (note 20)	29	24	246	-	-	-	29	24	246
- interest-bearing loans and borrowings	-	-	(20)	-	-	-	-	-	(20)
- deferred tax (note 27)	2	(1)	(22)	-	-	-	2	(1)	(22)
- retirement benefit obligations	-	-	(84)	-	-	-	-	-	(84)
Net assets disposed	89	173	780	79	109	103	168	282	883
Reclassification of currency translation effects on disposal	9	(44)	39	-	-	-	9	(44)	39
Total	98	129	819	79	109	103	177	238	922
Proceeds from disposals (net of disposal costs)	99	133	875	134	158	140	233	291	1,015
Profit on step acquisition (note 31)	-	-	6	-	-	-	-	-	6
Profit on disposals	1	4	62	55	49	37	56	53	99

Net cash inflow arising on disposal
Proceeds from disposals from continuing operations	99	133	875	134	158	140	233	291	1,015
Proceeds from disposals from discontinued operations	-	-	-	3	2	2	3	2	2
Less: cash and cash equivalents disposed	(11)	(3)	(90)	-	-	-	(11)	(3)	(90)
Less: deferred proceeds arising on disposal (note 20)	(3)	(7)	(38)	-	-	-	(3)	(7)	(38)
Total	85	123	747	137	160	142	222	283	889

(i)	Disposals in 2015 related principally to the divestment of the Group’s clay and certain concrete businesses in the UK (Europe Heavyside) and its clay business in the US (Americas Products) on 26 February 2015.

CRH Annual Report and Form 20-F | 2017

6.  Employment

           Continuing Operations

The average number of employees is as follows:

	Year ended 31 December
	2017	2016	2015
Europe Heavyside	24,401	24,551	18,131
Europe Lightside	7,272	7,084	7,360
Europe Distribution	11,036	10,971	11,392
Europe	42,709	42,606	36,883

Americas Materials	24,077	22,650	20,125
Americas Products	17,146	16,259	16,712
Americas	41,223	38,909	36,837

Asia	1,431	1,374	466

Total Group	85,363	82,889	74,186

Employment costs charged in the Consolidated Income Statement are analysed as follows:

	2017 €m	2016 €m	2015 €m
Wages and salaries	3,997	3,915	3,474
Social welfare costs	465	454	401
Other employment-related costs*	546	531	505
Share-based payment expense (note 8)	60	44	26
Total retirement benefits expense (note 28)	236	307	281
Total	5,304	5,251	4,687

Total charge analysed between:
Cost of sales	2,869	2,725	2,446
Operating costs	2,424	2,514	2,224
Finance costs (net) - applicable to retirement benefit obligations (note 9)	11	12	17
Total	5,304	5,251	4,687

* Other employment costs relate principally to redundancy, severance and healthcare costs.

Employment costs including discontinued operations were €5,588 million (2016: €5,532 million; 2015: €4,961 million). The average number of employees including discontinued operations were 89,213 (2016: 86,778; 2015: 78,106).

7.  Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 3) and interests are presented in the Directors’

Remuneration Report on pages 72 to 95.

CRH Annual Report and Form 20-F | 2017

8.  Share-based Payment Expense

           Continuing Operations

	2017 €m	2016 €m	2015 €m
Performance Share Plans and Restricted Share Plan expense	57	38	25
Share option expense	3	6	1
Total share-based payment expense	60	44	26

Share-based payment expense relates primarily to awards granted under the 2014 Performance Share Plan and the Group’s share option schemes. The expense, which also includes charges in relation to the 2013 Restricted Share Plan, is reflected in operating costs in the Consolidated Income Statement.

2014 Performance Share Plan

The structure of the 2014 Performance Share Plan is set out in the Directors’ Remuneration Report on page 84. An expense of €56 million was recognised in 2017 (2016: €37 million; 2015: €19 million).

Details of awards granted under the 2014 Performance Share Plan

			Number of shares
	Share price at date of award	Period to earliest release date	Initial award*	Net outstanding at 31 December 2017
Granted in 2017	€33.21	3 years	3,342,900	3,156,995
Granted in 2016	€24.87	3 years	3,879,901	3,437,098
Granted in 2015	€24.84	3 years	2,989,371	2,644,593

*	Numbers represent the initial awards including those granted to employees of Allied Building Products. The Remuneration Committee has determined that dividend equivalents will accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

50% of each award made in 2017 and 2016 is subject to a TSR measure, with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials index. The other 50% of each award made in 2017 and 2016 is subject to a cumulative cash flow metric. The awards made in 2015 are subject to TSR (75% of each award) and cumulative cash flow (25% of each award) metrics. Further details are set out on page 84 in the Directors’ Remuneration Report.

The fair values assigned to the portion of awards which are subject to TSR performance against peers and the index were €17.43 and €14.99 respectively (2016: €11.94 and €10.52 respectively; 2015: €13.99 subject to TSR performance against peers only). The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

	2017	2016	2015
Risk-free interest rate (%)	(0.40)	(0.53)	0.25
Expected volatility (%)	30.1	21.7	21.4

The expected volatility was determined using a historical sample of daily CRH share prices.

The fair value of (i) the portion of awards subject to cash flow performance and (ii) the awards with no performance conditions (which are subject to a one or three-year service period) was €33.21 (2016: €24.87; 2015: €24.84). The fair value was calculated using the closing CRH share price at the date the award was granted.

CRH Annual Report and Form 20-F | 2017

Share Option Schemes

The 2010 Share Option Scheme was replaced in 2014 by the 2014 Performance Share Plan, and accordingly no options have been granted since 2013.

Details of movement and options outstanding under Share Option Schemes (excluding Savings-related Share Option Schemes)

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2017		2016		2015
Outstanding at beginning of year	€21.51	2,997,495	€21.14	8,620,690	€19.58	15,481,191
Exercised (i)	€24.85	(1,462,863)	€22.04	(2,102,332)	€19.35	(2,544,141)
Lapsed	€24.14	(92,853)	€20.27	(3,520,863)	€16.64	(4,316,360)
Outstanding at end of year (ii)	€17.96	1,441,779	€21.51	2,997,495	€21.14	8,620,690
Exercisable at end of year	€17.96	1,441,779	€21.51	2,997,495	€24.18	5,335,290

(i)	The weighted average share price at the date of exercise of these options was €32.24 (2016: €29.70; 2015: €25.51).

(ii)	All options granted have a life of ten years.

	2017	2016	2015
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	2.53	2.46	3.86

euro-denominated options outstanding at end of year (number)	1,436,115	2,991,831	8,604,776
Range of exercise prices (€)	16.19-21.52	16.19-29.86	16.19-29.86

Pound Sterling-denominated options outstanding at end of year (number)	5,664	5,664	15,914
Range of exercise prices (Stg£)	15.30-17.19	15.30-17.19	13.64-18.02

2010 Savings-related Share Option Schemes

The Group operates Savings-related Share Option Schemes. Participants may save up to €500/Stg£500 per month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract.

Details of options granted under the Savings-related Share Option Schemes

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2017		2016		2015
Outstanding at beginning of year	€18.63/Stg£15.92	1,402,174	€16.96/Stg£14.27	593,177	€14.84/Stg£12.80	894,548
Exercised (i)	€15.73/Stg£14.27	(126,472)	€13.66/Stg£11.95	(121,242)	€13.42/Stg£12.07	(331,925)
Lapsed	€21.42/Stg£18.22	(123,455)	€17.55/Stg£15.68	(81,628)	€13.52/Stg£13.63	(187,892)
Granted (ii)	€27.86/Stg£24.51	404,052	€20.83/Stg£16.16	1,011,867	€21.12/Stg£15.54	218,446
Outstanding at end of year	€21.50/Stg£18.05	1,556,299	€18.63/Stg£15.92	1,402,174	€16.96/Stg£14.27	593,177
Exercisable at end of year	€15.89/n/a	15,890	€13.45/Stg£12.22	23,897	€13.72/n/a	15,165

(i)	The weighted average share price at the date of exercise of these options was €31.14 (2016: €27.90; 2015: €25.77).

(ii)	Pursuant to the 2010 Savings-related Share Option Schemes operated by the Group, employees were granted options over 404,052 of CRH plc’s Ordinary Shares in March 2017 (2016: 1,011,867 share options in March 2016; 2015: 218,446 share options in March 2015). This figure comprises options over 304,492 (2016: 692,334; 2015: 152,312) shares and 99,560 (2016: 319,533; 2015: 66,134) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable, and are not subject to specified EPS growth targets being achieved. The exercise price at which the options are granted under the scheme represents a discount of 15% to the market price on the date of invitation of each savings contract.

CRH Annual Report and Form 20-F | 2017

8.  Share-based Payment Expense - continued

           Continuing Operations

	2017	2016	2015
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	1.90	2.41	1.96

euro-denominated options outstanding at end of year (number)	304,963	320,362	321,059
Range of exercise prices (€)	13.64-27.86	12.82-21.12	12.82-21.12

Pound Sterling-denominated options outstanding at end of year (number)	1,251,336	1,081,812	272,118
Range of exercise prices (Stg£)	12.22-24.51	11.55-16.16	11.19-15.54

The weighted fair values assigned to options issued under the Savings-related Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	3-year	5-year
Granted in 2017	€5.97	€6.49
Granted in 2016	€5.01	€5.57
Granted in 2015	€4.59	€6.08

The fair value of these options were determined using the following assumptions:

	2017		2016		2015
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (€)	27.86	27.86	20.83	20.83	21.12	21.12
Risk-free interest rate (%)	(0.72)	(0.45)	(0.48)	(0.33)	(0.22)	(0.09)
Expected dividend payments over the expected life (€)	2.07	3.55	1.95	3.32	1.91	3.25
Expected volatility (%)	20.9	20.6	21.8	22.9	21.6	27.8
Expected life in years	3	5	3	5	3	5

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

CRH Annual Report and Form 20-F | 2017

9.  Finance Costs and Finance Income

           Continuing Operations

	2017 €m	2016 €m	2015 €m
Finance costs
Interest payable on borrowings	300	337	334
Net loss/(income) on interest rate and currency swaps	2	(10)	(32)
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	16	14	12
- currency swaps and forward contracts	-	(3)	4
- fixed rate debt (i)	(23)	(20)	(22)
Net loss on interest rate swaps not designated as hedges	6	7	7
Net finance cost on gross debt including related derivatives	301	325	303

Finance income
Interest receivable on loans to joint ventures and associates	(5)	(4)	(4)
Interest receivable on cash and cash equivalents and other	(7)	(4)	(4)
Finance income	(12)	(8)	(8)

Finance costs less income	289	317	295

Other financial expense
Premium paid on early debt redemption	18	-	38
Unwinding of discount element of provisions for liabilities (note 26)	24	30	19
Unwinding of discount applicable to deferred and contingent acquisition consideration (note 19)	7	24	20
Pension-related finance cost (net) (note 28)	11	12	17
Total	60	66	94

Total net finance costs	349	383	389

(i)	The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

CRH Annual Report and Form 20-F | 2017

10.  Share of Equity Accounted Investments’ Profit

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Group share of:
Revenue	582	480	496	816	769	961	1,398	1,249	1,457

EBITDA (as defined)*	77	85	79	77	52	84	154	137	163
Depreciation and amortisation	(28)	(26)	(27)	(39)	(40)	(55)	(67)	(66)	(82)
Operating profit	49	59	52	38	12	29	87	71	81
Finance costs (net)	(1)	(4)	(6)	(10)	(15)	(17)	(11)	(19)	(23)
Profit/(loss) before tax	48	55	46	28	(3)	12	76	52	58
Income tax expense	(5)	(4)	(5)	(6)	(6)	(9)	(11)	(10)	(14)
Profit/(loss) after tax	43	51	41	22	(9)	3	65	42	44

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 16.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

11. Income Tax Expense

              Continuing Operations

Recognised within the Consolidated Income Statement	2017 €m	2016 €m	2015 €m
(a) Current tax
Republic of Ireland	9	5	-
Overseas	312	443	320
Total current tax expense	321	448	320

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	16	8	7
Share-based payment expense	(4)	(11)	(8)
Derivative financial instruments	2	1	1
Other items (including deferred tax credit associated with the “Tax Cuts and Jobs Act” and other timing differences)	(280)	(15)	(44)
Total deferred tax income	(266)	(17)	(44)

Income tax reported in the Consolidated Income Statement	55	431	276

CRH Annual Report and Form 20-F | 2017

Recognised outside the Consolidated Income Statement	2017 €m	2016 €m	2015 €m
(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	(33)	3	(30)

(b) Within the Consolidated Statement of Changes in Equity:

Current tax
Current tax - share option exercises	2	-	-

Deferred tax
Deferred tax - share-based payment expense	(7)	12	5
	(5)	12	5

Income tax recognised outside the Consolidated Income Statement	(38)	15	(25)

Reconciliation of applicable tax rate to effective tax rate

Profit before tax (€m)	1,867	1,620	920
Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	17.2%	27.7%	34.8%
- total income tax expense (current and deferred)	2.9%	26.6%	30.0%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	15.9	15.1	12.3
Deferred tax credit relating to the enactment of the “Tax Cuts and Jobs Act”	(23.6)	-	-
Other items (primarily comprising items not chargeable to tax/expenses not deductible for tax)	(1.9)	(1.0)	5.2
Total effective tax rate	2.9	26.6	30.0

Other disclosures

Effective tax rate

The 2017 effective tax rate is 2.9%. The 2017 reported tax charge includes a non-cash deferred tax credit of €440 million related to the enactment of the “Tax Cuts and Jobs Act” in the US during the year. The 2017 effective tax rate excluding the impact of this exceptional deferred tax credit is 26.5%.

The tax charge associated with discontinued operations during 2017 is recognised separately in “Profit after tax for the financial year from discontinued operations”. See note 2 for further details.

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

CRH Annual Report and Form 20-F | 2017

12. Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2017 €m	2016 €m	2015 €m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2016: €3,175; 2015: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2016: €77,521; 2015: €77,521)	-	-	-
Equity
Final - paid 46.20c per Ordinary Share (2016: 44.00c; 2015: 44.00c)	386	363	359
Interim - paid 19.20c per Ordinary Share (2016: 18.80c; 2015: 18.50c)	160	156	152
Total	546	519	511

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	546	519	511
Less: issue of scrip shares in lieu of cash dividends (note 30)	(77)	(167)	(132)
Dividends paid to equity holders of the Company	469	352	379
Dividends paid by subsidiaries to non-controlling interests	8	8	4
Total dividends paid	477	360	383

Dividends proposed (memorandum disclosure)
Equity
Final 2017 - proposed 48.80c per Ordinary Share (2016: 46.20c; 2015: 44.00c)	409	385	362

CRH Annual Report and Form 20-F | 2017

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2017 €m	2016 €m	2015 €m
Numerator computations
Group profit for the financial year	1,919	1,270	729
Profit attributable to non-controlling interests	(24)	(27)	(5)
Profit attributable to equity holders of the Company	1,895	1,243	724
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	1,895	1,243	724
Profit after tax for the financial year from discontinued operations	107	81	85
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	1,788	1,162	639

Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	835.6	827.8	812.3
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	5.2	6.1	3.6
Denominator for diluted earnings per Ordinary Share	840.8	833.9	815.9

Basic earnings per Ordinary Share	226.8c	150.2c	89.1c
Diluted earnings per Ordinary Share	225.4c	149.1c	88.7c

Basic earnings per Ordinary Share from continuing operations	214.0c	140.4c	78.7c
Diluted earnings per Ordinary Share from continuing operations	212.7c	139.4c	78.3c

(i)	The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 30.

(ii)	Contingently issuable Ordinary Shares (totalling 5,710,247 at 31 December 2017, 3,095,404 at 31 December 2016 and 8,630,786 at 31 December 2015) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

CRH Annual Report and Form 20-F | 2017

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m
At 31 December 2017
Cost/deemed cost	8,472	13,157	551	22,180
Accumulated depreciation (and impairment charges)	(2,248)	(6,838)	-	(9,086)
Net carrying amount	6,224	6,319	551	13,094

At 1 January 2017, net carrying amount	6,157	6,035	498	12,690
Translation adjustment	(483)	(460)	(33)	(976)
Reclassifications	60	348	(408)	-
Additions at cost	87	481	476	1,044
Arising on acquisition (note 31)	703	812	21	1,536
Reclassified as held for sale	(22)	(79)	(3)	(104)
Disposals at net carrying amount	(53)	(37)	-	(90)
Depreciation charge for year (ii)	(225)	(781)	-	(1,006)
At 31 December 2017, net carrying amount	6,224	6,319	551	13,094

The equivalent disclosure for the prior year is as follows:

At 31 December 2016
Cost/deemed cost	8,438	13,182	498	22,118
Accumulated depreciation (and impairment charges)	(2,281)	(7,147)	-	(9,428)
Net carrying amount	6,157	6,035	498	12,690

At 1 January 2016, net carrying amount	6,396	6,087	579	13,062
Translation adjustment	9	(62)	(4)	(57)
Reclassifications	41	340	(381)	-
Transfer from trade and other receivables (note 20)	8	-	-	8
Additions at cost	82	451	320	853
Arising on acquisition (note 31)	(17)	51	(15)	19
Disposals at net carrying amount	(129)	(56)	(1)	(186)
Depreciation charge for year (ii)	(233)	(776)	-	(1,009)
At 31 December 2016, net carrying amount	6,157	6,035	498	12,690

At 1 January 2016
Cost/deemed cost	8,471	12,583	582	21,636
Accumulated depreciation (and impairment charges)	(2,075)	(6,496)	(3)	(8,574)
Net carrying amount	6,396	6,087	579	13,062

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €2,831 million at the balance sheet date (2016: €2,708 million).

(ii)	The depreciation charge for the year includes €16 million (2016: €22 million; 2015: €18 million) relating to discontinued operations.

Future purchase commitments for property, plant and equipment	2017 €m	2016 €m
Contracted for but not provided in the financial statements	346	309
Authorised by the Directors but not contracted for	491	467

CRH Annual Report and Form 20-F | 2017

15. Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m
At 31 December 2017
Cost/deemed cost	7,198	129	535	80	7,942
Accumulated amortisation (and impairment charges)	(293)	(54)	(331)	(50)	(728)
Net carrying amount	6,905	75	204	30	7,214

At 1 January 2017, net carrying amount	7,396	89	229	47	7,761
Translation Adjustment	(593)	(10)	(22)	(4)	(629)
Arising on acquisition (note 31)	487	4	51	1	543
Reclassified as held for sale	(363)	-	(8)	(1)	(372)
Disposals	(22)	-	(1)	-	(23)
Amortisation charge for year (ii)	-	(8)	(45)	(13)	(66)
At 31 December 2017, net carrying amount	6,905	75	204	30	7,214

The equivalent disclosure for the prior year is as follows:

At 31 December 2016
Cost/deemed cost	7,701	142	659	87	8,589
Accumulated amortisation (and impairment charges)	(305)	(53)	(430)	(40)	(828)
Net carrying amount	7,396	89	229	47	7,761

At 1 January 2016, net carrying amount	7,406	91	264	59	7,820
Translation adjustment	(2)	2	6	1	7
Arising on acquisition (note 31)	71	3	11	-	85
Disposals	(56)	-	(1)	-	(57)
Amortisation charge for year (ii)	-	(7)	(51)	(13)	(71)
Impairment charge for year	(23)	-	-	-	(23)
At 31 December 2016, net carrying amount	7,396	89	229	47	7,761

At 1 January 2016
Cost/deemed cost	7,699	137	639	85	8,560
Accumulated amortisation (and impairment charges)	(293)	(46)	(375)	(26)	(740)
Net carrying amount	7,406	91	264	59	7,820

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii)	The amortisation charge for the year includes €5 million (2016: €9 million; 2015: €11 million) relating to discontinued operations, which primarily relates to customer-related intangible assets.

CRH Annual Report and Form 20-F | 2017

15. Intangible Assets - continued

Annual goodwill testing

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The CGUs represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments. A total of 25 (2016: 25) CGUs have been identified and these are analysed between the six business segments and Americas Distribution below. All businesses within the various CGUs exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Cash-generating units		Goodwill (€m)
	2017	2016	2017	2016
Europe Heavyside*	14	14	1,770	1,679
Europe Lightside	1	1	365	365
Europe Distribution	1	1	671	665
Europe	16	16	2,806	2,709

Americas Materials*	6	6	2,082	2,077
Americas Products	1	1	1,555	1,671
Americas Distribution	1	1	-	411
Americas	8	8	3,637	4,159

Asia	1	1	462	528

Total Group	25	25	6,905	7,396

* Within the goodwill figures included above for the Europe Heavyside and Americas Materials segments is €339 million of goodwill unallocated to a CGU due to the completion of two acquisitions in quarter four 2017.

CRH Annual Report and Form 20-F | 2017

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of 24 CGUs is determined based on a value-in-use computation, using Level 3 inputs in accordance with the fair value hierarchy. The held for sale assets (Americas Distribution CGU) were considered separately on a fair value less costs to sell basis, given that a market price has been agreed.

The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 30-year annuity has been used. Projected cash flows beyond the initial evaluation period have been extrapolated using real growth rates ranging from 0.5% to 2.0% in Europe, 1.3% to 1.4% in the Americas and 3.5% in Asia.

Such real growth rates do not exceed the long-term average growth rates for the countries in which each CGU operates. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.0% to 10.3% (2016: 7.1% to 12.0%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

The 2017 annual goodwill impairment testing process has resulted in no intangible asset impairments. The 2016 annual goodwill impairment testing process resulted in an impairment of €23 million being recorded in respect of one CGU in the Europe Heavyside segment.

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

Significant goodwill amounts

The goodwill allocated to the UK (Europe Heavyside segment) and the Oldcastle Building Products (Americas Products segment) CGUs account for between 10% and 25% of the total carrying amount shown on page 153. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the two CGUs with significant goodwill are as follows:

	United Kingdom		Oldcastle Building Products
	2017	2016	2017	2016
Goodwill allocated to the cash-generating unit at balance sheet date	€725m	€748m	€1,555m	€1,670m
Discount rate applied to the cash flow projections (real pre-tax)	7.6%	7.8%	10.3%	11.7%
Average EBITDA (as defined)* margin over the initial 5-year period	13.9%	13.7%	15.1%	14.4%
Value-in-use (present value of future cash flows)	€3,221m	€3,549m	€5,628m	€4,695m
Excess of value-in-use over carrying amount	€1,334m	€1,338m	€2,152m	€1,388m

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

The UK and Oldcastle Building Products CGUs are not included in the CGUs referred to in the Sensitivity analysis section overleaf. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believes that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the UK or Oldcastle Building Products CGUs are considered to be warranted.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.	155

CRH Annual Report and Form 20-F | 2017

15. Intangible Assets - continued

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of one CGU (in the Europe Heavyside segment) of the total 25 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for this CGU are in line with those outlined on page 155 (a 30-year annuity period has been used). This CGU had goodwill of €169 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the CGU selected for sensitivity analysis disclosures:

One cash-generating unit
Reduction in EBITDA (as defined)* margin	2.9 percentage points
Reduction in profit before tax	22.2%
Reduction in net cash flow	18.2%
Increase in pre-tax discount rate	1.7 percentage points

The average EBITDA (as defined)* margin for the CGU over the initial five-year period was 24.0%. The value-in-use (being the present value of the future net cash flows) was €289 million and the carrying amount was €236 million, resulting in an excess of value-in-use over carrying amount of €53 million.

156	* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

16. Financial Assets

	Investments accounted for using the equity method (i.e. joint ventures and associates)
	Share of net assets €m	Loans €m	Total €m	Other (i) €m
At 1 January 2017	1,152	147	1,299	26
Translation adjustment	(67)	(16)	(83)	(1)
Investments and advances	5	6	11	-
Disposals and repayments	(1)	(12)	(13)	-
Share of profit after tax	65	-	65	-
Dividends received	(31)	-	(31)	-
At 31 December 2017	1,123	125	1,248	25

The equivalent disclosure for the prior year is as follows:

At 1 January 2016	1,161	156	1,317	28
Translation adjustment	(14)	3	(11)	-
Investments and advances	1	6	7	-
Reduction in joint venture loans	-	(5)	(5)	-
Disposals and repayments	2	(13)	(11)	(2)
Share of profit after tax	42	-	42	-
Dividends received	(40)	-	(40)	-
At 31 December 2016	1,152	147	1,299	26

(i)	Other financial assets primarily comprise trade investments carried at historical cost.

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2017 €m	2016 €m	2017 €m	2016 €m	2017 €m	2016 €m
Non-current assets	752	727	754	845	1,506	1,572
Current assets	209	171	492	413	701	584
Non-current liabilities	(348)	(285)	(73)	(182)	(421)	(467)
Current liabilities	(115)	(102)	(548)	(435)	(663)	(537)
Net assets	498	511	625	641	1,123	1,152

A listing of the principal equity accounted investments is contained on page 251.

The Group holds a 21.13% stake (2016: 21.13%) in Samse S.A., a publicly-listed distributor in France which is accounted for as an associate investment above. The fair value of this investment at the balance sheet date, calculated based on the number of shares held multiplied by the closing share price at 31 December 2017 (Level 1 input in the fair value hierarchy), was €125 million (2016: €107 million).

CRH Annual Report and Form 20-F | 2017

17.	Inventories

	2017 €m	2016 €m
Raw materials	885	821
Work-in-progress (i)	92	94
Finished goods	1,738	2,024
Total inventories at the lower of cost and net realisable value	2,715	2,939

(i)	Work-in-progress includes €2 million (2016: €2 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €31 million (2016: €17 million; 2015: €12 million).

18. Trade and Other Receivables

	2017 €m	2016 €m
Current
Trade receivables	2,456	2,773
Amounts receivable in respect of construction contracts (i)	773	792
Total trade receivables, gross	3,229	3,565
Provision for impairment	(131)	(152)
Total trade receivables, net	3,098	3,413
Amounts receivable from equity accounted investments	8	9
Prepayments and other receivables	524	557
Total	3,630	3,979

Non-current
Other receivables	156	212

The carrying amounts of current and non-current trade and other receivables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(i)	Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to €176 million and €154 million respectively (2016: €149 million and €167 million respectively).

CRH Annual Report and Form 20-F | 2017

Valuation and qualifying accounts (provision for impairment)

The movements in the provision for impairment of receivables during the financial year were as follows:

	2017 €m	2016 €m	2015 €m
At 1 January	152	161	106
Translation adjustment	(7)	(1)	5
Provided during year	32	43	40
Reclassified (as)/from held for sale	(6)	-	2
Disposed of during year	-	(1)	(4)
Written off during year	(36)	(43)	(36)
Arising on acquisition (note 31)	3	2	55
Recovered during year	(7)	(9)	(7)
At 31 December	131	152	161

Information in relation to the Group’s credit risk management is provided in note 22 to the financial statements.

Aged analysis

The aged analysis of trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2017 €m	2016 €m
Neither past due nor impaired	2,070	2,414
Past due but not impaired:
- less than 60 days	832	774
- 60 days or greater but less than 120 days	129	120
- 120 days or greater	67	105
Past due and impaired (partial or full provision)	131	152
Total	3,229	3,565

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

CRH Annual Report and Form 20-F | 2017

19.  Trade and Other Payables

	2017 €m	2016 €m
Current
Trade payables	2,304	2,531
Construction contract-related payables (i)	217	296
Deferred and contingent acquisition consideration (ii)	167	61
Accruals and other payables	1,802	1,875
Amounts payable to equity accounted investments	44	52
Total	4,534	4,815

Non-current
Other payables	128	221
Deferred and contingent acquisition consideration (ii)	98	240
Total	226	461

(i)	Construction contract-related payables include billings in excess of revenue, together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(ii)	The fair value of total contingent consideration is €118 million (2016: €136 million), (Level 3 input in the fair value hierarchy) and deferred consideration is €147 million (2016: €165 million). On an undiscounted basis, the corresponding basis for which the Group may be liable for contingent consideration ranges from €nil million to a maximum of €118 million. The movement in deferred and contingent consideration during the financial year was as follows:

	2017 €m	2016 €m
At 1 January	301	288
Translation adjustment	(36)	9
Arising on acquisitions and investments during year (note 31)	45	22
Changes in estimate	3	15
Paid during year	(53)	(57)
Discount unwinding	7	24
Reclassified as held for sale	(2)	-
At 31 December	265	301

CRH Annual Report and Form 20-F | 2017

20. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2017	2,939	4,191	(5,276)	(1,060)	794
Translation adjustment	(218)	(286)	348	72	(84)
Arising on acquisition (note 31)	114	129	(149)	(49)	45
Reclassified as held for sale	(266)	(334)	306	-	(294)
Disposals	(34)	(16)	20	1	(29)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(45)	-	(45)
- paid during year	-	-	53	-	53
Deferred proceeds arising on disposals during year	-	3	-	-	3
Interest accruals and discount unwinding	-	1	-	(24)	(23)
Reclassification	(3)	(14)	65	-	48
Increase/(decrease) in working capital and provisions for liabilities	183	112	(82)	(4)	209
At 31 December 2017	2,715	3,786	(4,760)	(1,064)	677

The equivalent disclosure for the prior years is as follows:

At 1 January 2016	2,873	4,126	(5,171)	(1,035)	793
Translation adjustment	20	(12)	26	26	60
Arising on acquisition (note 31)	9	28	(14)	18	41
Disposals	(18)	(15)	8	1	(24)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(22)	-	(22)
- paid during year	-	-	57	-	57
Deferred proceeds arising on disposals during year	-	7	-	-	7
Interest accruals and discount unwinding	-	-	(24)	(30)	(54)
Transfer to property, plant and equipment	-	(8)	-	-	(8)
Increase/(decrease) in working capital and provisions for liabilities	55	65	(136)	(40)	(56)
At 31 December 2016	2,939	4,191	(5,276)	(1,060)	794

At 1 January 2015	2,260	2,729	(3,151)	(396)	1,442
Translation adjustment	130	147	(151)	(5)	121
Arising on acquisition (note 31)	621	1,533	(1,549)	(581)	24
Reclassified from held for sale	102	79	(98)	(7)	76
Disposals	(211)	(178)	137	6	(246)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 31)	-	-	(97)	-	(97)
- paid during year	-	-	59	-	59
Deferred proceeds arising on disposals during year	-	38	-	-	38
Interest accruals and discount unwinding	-	-	(20)	(19)	(39)
Decrease in working capital and provisions for liabilities	(29)	(222)	(301)	(33)	(585)
At 31 December 2015	2,873	4,126	(5,171)	(1,035)	793

CRH Annual Report and Form 20-F | 2017

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

	As at 31 December 2017		As at 31 December 2016
	Fair value (i) €m	Book value €m	Fair value (i) €m	Book value €m
Cash and cash equivalents (note 23)	2,135	2,135	2,449	2,449
Interest-bearing loans and borrowings (note 24)	(8,421)	(7,981)	(8,236)	(7,790)
Derivative financial instruments (net) (note 25)	50	50	44	44
Group net debt	(6,236)	(5,796)	(5,743)	(5,297)

(i)	All interest-bearing loans and borrowings are Level 2 fair value measurements.

Reconciliation of opening to closing net debt	2017 €m	2016 €m	2015 €m
At 1 January	(5,297)	(6,618)	(2,492)
Debt in acquired companies (note 31)	(12)	(3)	(175)
Debt in disposed companies	-	-	20
Increase in interest-bearing loans, borrowings and finance leases	(1,010)	(600)	(5,633)
Net cash flow arising from derivative financial instruments	(169)	5	(47)
Repayment of interest-bearing loans, borrowings and finance leases	343	2,015	2,744
Decrease in cash and cash equivalents	(153)	(127)	(897)
Mark-to-market adjustment	9	21	(1)
Translation adjustment	493	10	(137)
At 31 December	(5,796)	(5,297)	(6,618)

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2017			As at 31 December 2016
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (i)	(7,844)			(7,417)
Derivative financial instruments - fixed rate	1,505			1,640
Net fixed rate debt including derivatives	(6,339)	3.3%	9.2	(5,777)	3.5%	8.7
Interest-bearing loans and borrowings nominal - floating rate (ii)	(70)			(270)
Adjustment of debt from nominal to book value (i)	(67)			(103)
Derivative financial instruments - currency floating rate	(1,455)			(1,596)
Gross debt including derivative financial instruments	(7,931)	4.2%		(7,746)	4.1%
Cash and cash equivalents - floating rate	2,135			2,449
Group net debt	(5,796)			(5,297)
Cash at bank and in hand reclassified as held for sale (note 23)	(20)			-
Bank overdrafts reclassified as held for sale (note 24)	5			-
Group net debt excluding net debt reclassified as held for sale	(5,811)			(5,297)

(i)	Of the Group’s nominal fixed rate debt at 31 December 2017, €1,505 million (2016: €1,640 million) is hedged to floating rate using interest rate swaps.

(ii)	Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

CRH Annual Report and Form 20-F | 2017

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2017 and 31 December 2016 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Canadian Dollar €m	Philippine Peso €m	Polish Zloty €m	Swiss Franc €m	Other (i) €m	Total €m
Cash and cash equivalents (note 23)*	743	714	215	140	43	99	61	100	2,115
Interest-bearing loans and borrowings (note 24)*	(3,827)	(3,097)	(465)	(2)	(293)	-	(281)	(11)	(7,976)
Derivative financial instruments (net) (note 25)	2,078	(908)	(157)	(480)	(17)	(171)	(247)	(48)	50
Net debt* by major currency including derivative financial instruments	(1,006)	(3,291)	(407)	(342)	(267)	(72)	(467)	41	(5,811)

Non-debt assets and liabilities (including cash and bank overdrafts reclassified as held for sale) analysed as follows:
Non-current assets	5,030	8,815	2,400	1,466	1,292	310	715	1,804	21,832
Current assets	1,935	3,718	692	454	110	138	302	273	7,622
Non-current liabilities	(713)	(1,311)	(295)	(206)	(153)	(5)	(181)	(98)	(2,962)
Current liabilities	(1,745)	(2,093)	(806)	(322)	(137)	(130)	(186)	(285)	(5,704)
Non-controlling interests	(49)	(14)	-	-	(391)	-	(11)	(21)	(486)
Capital and reserves attributable to the Company’s equity holders	3,452	5,824	1,584	1,050	454	241	172	1,714	14,491

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents (note 23)	690	1,284	72	145	16	21	89	132	2,449
Interest-bearing loans and borrowings (note 24)	(3,840)	(2,957)	(464)	(1)	(197)	(1)	(306)	(24)	(7,790)
Derivative financial instruments (net) (note 25)	2,397	(1,246)	(208)	(612)	-	(80)	(209)	2	44
Net debt by major currency including derivative financial instruments	(753)	(2,919)	(600)	(468)	(181)	(60)	(426)	110	(5,297)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,476	9,311	2,485	1,541	1,459	288	797	1,790	22,147
Current assets	1,809	3,064	749	471	97	149	325	258	6,922
Non-current liabilities	(641)	(1,885)	(276)	(247)	(238)	(4)	(350)	(97)	(3,738)
Current liabilities	(1,610)	(2,059)	(892)	(320)	(125)	(118)	(199)	(268)	(5,591)
Non-controlling interests	(46)	(16)	-	-	(472)	(1)	(12)	(1)	(548)
Capital and reserves attributable to the Company’s equity holders	3,235	5,496	1,466	977	540	254	135	1,792	13,895

(i)	The principal currencies included in this category are the Chinese Renminbi, the Romanian Leu, the Indian Rupee, the Ukrainian Hryvnia and the Serbian Dinar.

* Excluding €20 million cash and €5 million bank overdrafts reclassified as held for sale which are analysed by major currency in current assets and liabilities above.

CRH Annual Report and Form 20-F | 2017

21. Analysis of Net Debt - continued

Liquidity and capital resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position:

	2017 €m	2016 €m	2015 €m
Net cash inflow from operating activities	2,189	2,340	2,247
Net cash outflow from investing activities	(2,685)	(735)	(7,306)
Net cash inflow/(outflow) from financing activities	343	(1,732)	4,162
Decrease in cash and cash equivalents	(153)	(127)	(897)
Cash and cash equivalents at beginning of year, excluding overdrafts (note 23)	2,449	2,518	3,295
Effect of exchange rate changes	(161)	58	120
Cash and cash equivalents at end of year, excluding overdrafts (note 23)	2,135	2,449	2,518
Bank overdrafts	(71)	(78)	(117)
Borrowings	(7,910)	(7,712)	(9,104)
Derivative financial instruments	50	44	85
Total liabilities from financing activities	(7,931)	(7,746)	(9,136)
Net debt at end of year	(5,796)	(5,297)	(6,618)
Cash at bank and in hand reclassified as held for sale (note 23)	(20)	-	-
Bank overdrafts reclassified as held for sale (note 24)	5	-	-
Group net debt excluding net debt reclassified as held for sale	(5,811)	(5,297)	(6,618)

Part of the Group’s financing strategy objectives include maintenance of adequate financial resources and liquidity. During 2017 the Group’s total net cash inflow from operating activities of €2.2 billion plus net cash inflow from financing activities of €0.3 billion funded investing activities of €2.7 billion.

The Group believes that its financial resources (operating cash together with cash and cash equivalents of €2.1 billion and undrawn committed loan facilities of €3.6 billion) will be sufficient to cover the Group’s cash requirements.

At 31 December 2017, euro and US Dollar denominated cash and cash equivalents represented 35% (2016: 28%) and 34% (2016: 52%) of total cash and cash equivalents respectively.

Significant borrowings

The main sources of Group debt funding are public bond markets in Europe and North America. The following bonds were outstanding as at 31 December 2017:

	Annual coupons	Outstanding millions	Final maturity
US Dollar bonds (i)	8.125%	US$288	2018
euro bonds	5.000%	€500	2019
euro bonds	2.750%	€750	2020
US Dollar bonds	5.750%	US$400	2021
euro bonds	1.750%	€600	2021
Swiss Franc bonds	1.375%	CHF330	2022
euro bonds	3.125%	€750	2023
euro bonds	1.875%	€600	2024
US Dollar bonds	3.875%	US$1,250	2025
US Dollar bonds	3.400%	US$600	2027
euro bonds	1.375%	€600	2028
Pound Sterling bonds	4.125%	£400	2029
US Dollar bonds (ii)	6.400%	US$213	2033
US Dollar bonds	5.125%	US$500	2045
US Dollar bonds	4.400%	US$400	2047

(i)	Originally issued as a US$650 million bond in July 2008. In May 2017, US$362.13 million of the issued notes were redeemed by the issuer as part of liability management exercise.

(ii)	Originally issued as a US$300 million bond in September 2003. In August 2009 and December 2010, US$87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken.

CRH Annual Report and Form 20-F | 2017

22. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH’s capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policies or processes for managing capital during 2017.

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

The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2017 amounted to 3.34 times (2016: 2.31 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2017 €m	2016 €m
Capital and reserves attributable to the Company’s equity holders	14,491	13,895
Net debt	5,796	5,297
Capital and net debt	20,287	19,192

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

Percentage change in cost of borrowings (i)		+/- 1%	+/- 0.5%
Impact on profit before tax	2017	+/- €6m	+/- €3m
	2016	+/- €6m	+/- €3m
	2015	-/+ €15m	-/+ €7m

Impact on total equity	2017	-/+ €0.4m	-/+ €0.2m
	2016	-/+ €1m	-/+ €0.5m
	2015	-/+ €7m	-/+ €4m

(i)	Sensitivity analysis for cost of borrowing has been presented for continuing operations only.

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

Given the Group’s presence in 32 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 21. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

CRH Annual Report and Form 20-F | 2017

22. Capital and Financial Risk Management - continued

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

Percentage change in relevant €/US$ exchange rate (i)		+/- 5%	+/- 2.5%
Impact on profit before tax	2017	-/+ €53m	-/+ €27m
	2016	-/+ €54m	-/+ €27m
	2015	-/+ €27m	-/+ €14m

Impact on total equity*	2017	-/+ €291m	-/+ €146m
	2016	-/+ €275m	-/+ €137m
	2015	-/+ €230m	-/+ €115m

* Includes the impact on financial instruments which is as follows:	2017	+/- €165m	+/- €82m
	2016	+/- €146m	+/- €73m
	2015	+/- €181m	+/- €91m

(i)	Sensitivity analysis for exchange rates has been presented for continuing operations only.

Financial instruments include deposits, money market funds, bank loans, medium-term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as cash equivalents (see note 23). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - in general - counterparties have ratings of A3/A- or higher from Moody’s/Standard & Poor’s ratings agencies.

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

Credit risk arising in the context of the Group’s operations is not significant with the total bad debt provision at the balance sheet date amounting to 4.1% of gross trade receivables (2016: 4.3%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits are established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group’s activities and geographies with balances classified as “neither past due nor impaired” representing 64% of the total trade receivables balance at the balance sheet date (2016: 68%); amounts receivable from related parties (notes 18 and 33) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

(ii) limiting the annual maturity of such balances; (iii) borrowing the bulk of the Group’s debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

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

The Group has an €8 billion Euro Medium-Term Note (EMTN) Programme in place, which along with a €1.5 billion Euro Commercial Paper Programme and a US$1.5 billion US Dollar Commercial Paper Programme means we have framework programmes in the money and capital markets in place that allow the Group to issue in the relevant markets within a short period of time.

Commodity price risk

The fair value of derivatives used to hedge future energy costs was €11 million favourable as at the balance sheet date (2016: €2 million unfavourable).

CRH Annual Report and Form 20-F | 2017

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2017

Financial liabilities - cash outflows

Trade and other payables	4,534	126	38	20	16	36	4,770

Finance leases	3	2	2	1	1	3	12

Other interest-bearing loans and borrowings	320	501	751	934	362	5,082	7,950

Interest payments on finance leases	1	-	-	-	-	2	3

Interest payments on other interest-bearing loans and borrowings (i)	283	260	231	200	184	1,381	2,539

Cross-currency swaps - gross cash outflows	2,391	-	-	-	-	-	2,391
Gross projected cash outflows	7,532	889	1,022	1,155	563	6,504	17,665

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(26)	(14)	(13)	(13)	(13)	(16)	(95)

Cross-currency swaps - gross cash inflows	(2,399)	-	-	-	-	-	(2,399)
Gross projected cash inflows	(2,425)	(14)	(13)	(13)	(13)	(16)	(2,494)

The equivalent disclosure for the prior year is as follows:

At 31 December 2016

Financial liabilities - cash outflows

Trade and other payables	4,815	311	46	72	14	41	5,299

Finance leases	2	2	2	2	1	5	14

Other interest-bearing loans and borrowings	280	620	501	751	980	4,589	7,721

Interest payments on finance leases	1	1	1	1	-	2	6

Interest payments on other interest-bearing loans and borrowings (i)	279	278	228	198	166	1,154	2,303

Cross-currency swaps - gross cash outflows	2,904	-	-	-	-	-	2,904
Gross projected cash outflows	8,281	1,212	778	1,024	1,161	5,791	18,247

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(30)	(30)	(17)	(16)	(16)	(45)	(154)

Cross-currency swaps - gross cash inflows	(2,894)	-	-	-	-	-	(2,894)
Gross projected cash inflows	(2,924)	(30)	(17)	(16)	(16)	(45)	(3,048)

(i)	At 31 December 2017 and 31 December 2016, a portion of the Group’s long-term debt carried variable interest rates. The Group uses the interest rates in effect on 31 December to calculate the interest payments on the long-term debt for the periods indicated.

(ii)	The Group uses interest rate swaps to help manage its interest cost. Under these contracts the Group has agreed to exchange at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. The Group uses the interest rates in effect on 31 December to calculate the net interest receipts or payments on these contracts.

CRH Annual Report and Form 20-F | 2017

23. Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 22.

Cash and cash equivalents are included in the Consolidated Balance Sheet at fair value and are analysed as follows:

	2017 €m	2016 €m
Cash at bank and in hand	737	1,141
Investments (short-term deposits)	1,378	1,308
Total	2,115	2,449

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash and cash equivalents at fair value include the following for the purposes of the Consolidated Statement of Cash Flows:

	2017 €m	2016 €m
Cash at bank and in hand	737	1,141
Investments (short-term deposits)	1,378	1,308
Cash at bank and in hand reclassified as held for sale	20	-
Total	2,135	2,449

24. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding

	2017 €m	2016 €m
Bank overdrafts	66	78
Bank loans	295	200
Finance leases	12	14
Bonds	7,602	7,497
Other	1	1
Interest-bearing loans and borrowings	7,976	7,790
Bank overdrafts reclassified as held for sale	5	-
Total	7,981	7,790

Interest-bearing loans and borrowings include loans of €2 million (2016: €3 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

CRH Annual Report and Form 20-F | 2017

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2017		As at 31 December 2016
	Loans and borrowings €m	Undrawn committed facilities €m	Loans and borrowings €m	Undrawn committed facilities €m
Within one year	316	-	275	197

Between one and two years	498	-	629	-

Between two and three years	746	-	500	-

Between three and four years	930	-	748	91

Between four and five years	359	3,554	978	2,746

After five years	5,127	-	4,660	-
Total	7,976	3,554	7,790	3,034

Amounts due within one year reclassified as held for sale	5	-	-	-
Total	7,981	3,554	7,790	3,034

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table above represent the facilities available to be drawn by the Group at 31 December 2017.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €7.7 billion in respect of loans and borrowings, bank advances, derivative obligations and future lease obligations (2016: €7.6 billion) and €0.2 billion in respect of letters of credit (2016: €0.3 billion).

Any Irish registered wholly-owned subsidiary of the Company may avail of the exemption from filing its statutory financial statements for the year ended 31 December 2017 as permitted by Section 357 of the Companies Act 2014 and if an Irish registered wholly-owned subsidiary of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of Section 357(1)(b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended 31 December 2017.

Lender covenants

The Group’s major bank facilities require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)	Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2016: 4.5 times; 2015: 4.5 times). As at 31 December 2017 the ratio was 11.6 times (2016: 10.1 times; 2015: 8.5 times);

(2)	Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €6.2 billion (2016: €6.2 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2017 net worth (as defined in the relevant agreement) was €16.6 billion (2016: €16.4 billion).

CRH Annual Report and Form 20-F | 2017

25. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m
At 31 December 2017
Derivative assets
Within one year - current assets	2	11	19	2	34

Between one and two years	-	1	-	3	4
After five years	26	-	-	-	26
Non-current assets	26	1	-	3	30

Total derivative assets	28	12	19	5	64

Derivative liabilities
Within one year - current liabilities	-	(1)	(10)	-	(11)

After five years	(3)	-	-	-	(3)
Non-current liabilities	(3)	-	-	-	(3)

Total derivative liabilities	(3)	(1)	(10)	-	(14)

Net asset arising on derivative financial instruments	25	11	9	5	50

The equivalent disclosure for the prior year is as follows:

At 31 December 2016
Derivative assets
Within one year - current assets	-	2	21	-	23

Between one and two years	13	1	-	-	14
Between two and three years	-	-	-	6	6
After five years	33	-	-	-	33
Non-current assets	46	1	-	6	53

Total derivative assets	46	3	21	6	76

Derivative liabilities
Within one year - current liabilities	-	(1)	(31)	-	(32)

Total derivative liabilities	-	(1)	(31)	-	(32)

Net asset/(liability) arising on derivative financial instruments	46	2	(10)	6	44

CRH Annual Report and Form 20-F | 2017

At 31 December 2017 and 2016, the Group had no master netting or similar arrangements, collateral posting requirements, or enforceable right of set-off agreements with any of its derivative counterparts.

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

The (loss)/profit arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2017 €m	2016 €m	2015 €m
Fair value of hedge instruments	(16)	(11)	(16)
Fair value of the hedged items	18	13	13

Components of other comprehensive income - cash flow hedges

Gains/(losses) arising during the year:
- commodity forward contracts	9	14	(2)
- currency forward contracts	(1)	-	-
Total	8	14	(2)

Fair value hierarchy	2017 Level 2 €m	2016 Level 2 €m
Assets measured at fair value
Fair value hedges - cross-currency and interest rate swaps	28	46
Net investment hedges - cross-currency swaps	19	21
Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	12	3
Not designated as hedges (held for trading) - interest rate swaps	5	6
Total	64	76

Liabilities measured at fair value
Fair value hedges - cross-currency and interest rate swaps	(3)	-
Net investment hedges - cross-currency swaps	(10)	(31)
Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	(1)	(1)
Total	(14)	(32)

At 31 December 2017 and 2016 there were no derivatives valued using Level 1 or Level 3 fair value techniques.

CRH Annual Report and Form 20-F | 2017

26. Provisions for Liabilities

	At 1 January €m	Translation adjustment €m	Arising on acquisition (note 31) €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding €m	At 31 December €m
31 December 2017
Insurance (i)	286	(28)	3	101	(61)	-	(19)	10	292
Environment and remediation (ii)	430	(25)	43	27	(29)	-	(14)	9	441
Rationalisation and redundancy (iii)	23	-	-	32	(27)	-	(3)	-	25
Other (iv)	321	(19)	3	106	(37)	(1)	(72)	5	306
Total	1,060	(72)	49	266	(154)	(1)	(108)	24	1,064

Analysed as:
Non-current liabilities	678								693
Current liabilities	382								371
Total	1,060								1,064

The equivalent disclosure for the prior year is as follows:

31 December 2016
Insurance (i)	244	5	-	105	(76)	-	(11)	19	286
Environment and remediation (ii)	450	(21)	(16)	38	(17)	(1)	(9)	6	430
Rationalisation and redundancy (iii)	26	-	1	23	(25)	-	(2)	-	23
Other (iv)	315	(10)	(3)	77	(29)	-	(34)	5	321
Total	1,035	(26)	(18)	243	(147)	(1)	(56)	30	1,060

Analysed as:
Non-current liabilities	603								678
Current liabilities	432								382
Total	1,035								1,060

Notes (i) to (iv) are set out overleaf.

CRH Annual Report and Form 20-F | 2017

(i)	This provision relates to actual and potential obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the US), public and products liability (general liability in the US), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of 5.5 years (2016: six years).

(ii)	This provision comprises obligations governing site remediation, restoration and environmental works to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), those legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii)	These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2017, €32 million (2016: €23 million; 2015: €23 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will primarily be utilised within one to two years of the balance sheet date (2016: one to two years).

(iv)	Other provisions primarily relate to legal claims, onerous contracts, guarantees and warranties and employee related provisions. The Group expects the majority of these provisions will be utilised within two to five years of the balance sheet date (2016: two to five years); however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

CRH Annual Report and Form 20-F | 2017

27. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2017 €m	2016 €m

Reported in balance sheet after offset

Deferred tax liabilities	1,666	2,008
Deferred tax assets	(95)	(159)
Net deferred income tax liability	1,571	1,849

Deferred income tax assets (deductible temporary differences)

Deficits on Group retirement benefit obligations (note 28)	72	119

Revaluation of derivative financial instruments to fair value	7	12

Tax loss carryforwards	132	150

Share-based payment expense	29	38

Provisions for liabilities and working capital-related items	157	350

Other deductible temporary differences	145	83
Total	542	752

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €1.5 billion (2016: €1.4 billion). The vast majority either do not expire based on current tax legislation or they expire post 2022 (2016: 2021).

Deferred income tax liabilities (taxable temporary differences)

Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	2,089	2,569

Revaluation of derivative financial instruments to fair value	11	18

Rolled-over capital gains	13	14
Total	2,113	2,601

Movement in net deferred income tax liability

At 1 January	1,849	1,874

Translation adjustment	(173)	41

Net income for the year (note 11) (ii)	(265)	(15)

Arising on acquisition (note 31)	132	(35)

Reclassified as held for sale	(14)	-

Disposal (note 5)	2	(1)

Movement in deferred tax asset on Group retirement benefit obligations	33	(3)

Movement in deferred tax asset on share-based payment expense	7	(12)
At 31 December	1,571	1,849

(i)	Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

(ii)	The net income for the year includes an expense of €1 million (2016: €2 million) relating to discontinued operations.

CRH Annual Report and Form 20-F | 2017

28. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group.

The Group operates defined benefit pension schemes in Belgium, Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, the Republic of Ireland, Romania, Serbia, Slovakia, Switzerland, the UK and the US. The Group has a mixture of funded and unfunded defined benefit pension schemes. The net liability of the funded schemes is €175 million (2016: €444 million). Unfunded obligations (including jubilee, post-retirement healthcare obligations and long-term service commitments) comprise of a number of schemes in Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, Romania, Serbia, Slovakia, Switzerland and the US, totalling a net liability of €202 million (2016: €147 million).

Funded defined benefit schemes in the Republic of Ireland, Switzerland and the UK are administered by separate funds that are legally distinct from the Group under the jurisdiction of Trustees. The Trustees of these pension funds are required by law and by their Articles of Association to act in the best interests of the scheme participants and are responsible for the definition of investment strategy and for scheme administration. Other schemes are also administered in line with the local regulatory environment. The level of benefits available to most members depends on length of service and either their average salary over their period of employment or their salary in the final years leading up to retirement. The Group’s pension schemes in Switzerland are contribution-based schemes with guarantees to provide further contributions in the event that certain targets are not met, largely in relation to investment return and the annuity conversion factor on retirement.

Defined benefit pension schemes - principal risks

Through its defined benefit pension and jubilee schemes, long-term service commitments and post-retirement healthcare plans, the Group is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility: Under IAS 19, the assets of the Group’s defined benefit pension schemes are reported at fair value (using bid prices, where relevant). The majority of the schemes’ assets comprise equities, bonds and property, all of which may fluctuate significantly in value from period to period. Given that liabilities are discounted to present value based on bond yields and that bond prices are inversely related to yields, an increase in the liability discount rate (which would reduce liabilities) would reduce bond values, though not necessarily by an equal magnitude.

Given the maturity of certain of the Group’s funded defined benefit pension schemes, de-risking frameworks have been introduced to mitigate deficit volatility and enable better matching of investment returns with the cash outflows related to benefit obligations. These frameworks entail the usage of asset-liability matching techniques, whereby triggers are set for the conversion of equity holdings into bonds of similar average duration to the relevant liabilities.

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

Inflation risk: A significant amount of the Group’s pension obligations are linked to inflation; higher inflation will lead to higher liabilities (although in most cases, caps on the level of inflationary increases are in place to protect the schemes against extreme inflation).

Longevity risk: In the majority of cases, the Group’s defined benefit pension schemes provide benefits for life with spousal and dependent child reversionary provisions; increases in life expectancy will therefore give rise to higher liabilities.

Aggregation

For the purposes of the disclosures which follow for 2017, 2016 and 2015; the schemes in Belgium, France, Germany, Italy, the Netherlands, the Republic of Ireland and Slovakia have been aggregated into a “Eurozone” category on the basis of common currency and financial assumptions; schemes in Brazil, the Philippines, Romania, Serbia and the UK have been aggregated into an “Other” category.

CRH Annual Report and Form 20-F | 2017

28. Retirement Benefit Obligations - continued

Financial assumptions - scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities as at 31 December 2017, 31 December 2016 and 31 December 2015 are as follows:

	Eurozone			Switzerland			United States and Canada
	2017%	2016%	2015%	2017%	2016%	2015%	2017%	2016%	2015%
Rate of increase in:
- salaries	3.59	3.41	3.64	1.25	1.25	1.75	3.27	3.28	3.29
- pensions in payment	1.70	1.50	1.75	-	-	-	-	-	-
Inflation	1.75	1.50	1.75	0.75	0.75	0.75	2.00	2.00	2.00
Discount rate	2.05	1.86	2.61	0.70	0.65	0.85	3.52	4.01	4.22
Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	6.33	5.98	6.21

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 represent actuarial best practice in the relevant jurisdictions, taking account of mortality experience and industry circumstances. For schemes in the Republic of Ireland and the UK, the mortality assumptions used are in accordance with the underlying funding valuations. For the Group’s most material schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland			Switzerland			United States and Canada
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Current retirees
- male	22.7	22.5	22.8	22.4	22.3	21.5	20.6	20.5	21.2
- female	24.4	24.3	24.9	24.4	24.3	24.0	23.1	23.0	23.4

Future retirees
- male	25.5	25.4	25.8	24.6	24.6	23.6	22.3	22.3	23.0
- female	27.0	26.9	26.9	26.6	26.6	26.0	24.7	24.7	25.1

The above data allows for future improvements in life expectancy.

CRH Annual Report and Form 20-F | 2017

Impact on Consolidated Income Statement

The total retirement benefit expense from continuing operations in the Consolidated Income Statement is as follows:

	2017 €m	2016 €m	2015 €m
Total defined contribution expense	237	232	204

Total defined benefit (credit)/expense	(1)	75	77
Total expense in Consolidated Income Statement	236	307	281

At 31 December 2017, €78 million (2016: €89 million) was included in other payables relating to defined contribution pension liabilities.

Analysis of defined benefit expense

Charged in arriving at Group profit before finance costs:

Current service cost	62	61	63
Administration expenses	4	4	2
Past service credit (net)	(78)	(2)	(1)
Gain on settlements	-	-	(4)
Subtotal	(12)	63	60

Included in finance income and finance costs respectively:

Interest income on scheme assets	(49)	(58)	(50)
Interest cost on scheme liabilities	60	70	67
Net interest expense	11	12	17

Net (credit)/expense to Consolidated Income Statement	(1)	75	77

The composition of the net (credit)/expense to the Consolidated Income Statement is as follows:

Eurozone	25	18	27
Switzerland	(49)	37	37
United States and Canada	14	11	6
Other	9	9	7
Total	(1)	75	77

Past service credit in 2017 includes a gain of €81 million due to plan amendments in Switzerland. The principal amendment related to the reduction of the annuity conversion factor on retirement from 6.4% to 5.0% of accumulated savings.

CRH Annual Report and Form 20-F | 2017

28. Retirement Benefit Obligations - continued

Reconciliation of scheme assets (bid value)	2017 €m	2016 €m
At 1 January	2,556	2,399
Movement in year
Interest income on scheme assets	49	58
Arising on acquisition (note 31)	5	-
Remeasurement adjustments
- return on scheme assets excluding interest income	112	81
Employer contributions paid	123	133
Contributions paid by plan participants	14	14
Benefit and settlement payments	(114)	(130)
Administration expenses	(4)	(4)
Translation adjustment	(119)	5
At 31 December	2,622	2,556

The composition of scheme assets is as follows:

Eurozone	1,184	1,116
Switzerland	781	804
United States and Canada	448	453
Other	209	183
Total	2,622	2,556

Reconciliation of actuarial value of liabilities
At 1 January	(3,147)	(2,987)
Movement in year
Current service cost	(62)	(61)
Past service credit (net)	78	2
Interest cost on scheme liabilities	(60)	(70)
Arising on acquisition (note 31)	(57)	(1)
Remeasurement adjustments
- experience variations	11	20
- actuarial loss from changes in financial assumptions	(29)	(176)
- actuarial gain from changes in demographic assumptions	20	14
Contributions paid by plan participants	(14)	(14)
Benefit and settlement payments	114	130
Translation adjustment	147	(4)
At 31 December	(2,999)	(3,147)

The composition of the actuarial value of liabilities is as follows:

Eurozone	(1,384)	(1,338)
Switzerland	(819)	(995)
United States and Canada	(540)	(554)
Other	(256)	(260)
Total	(2,999)	(3,147)

Recoverable deficit in schemes	(377)	(591)
Related deferred income tax asset	72	119
Net pension liability	(305)	(472)

The composition of the net pension liability is as follows:

Eurozone	(168)	(188)
Switzerland	(30)	(154)
United States and Canada	(68)	(65)
Other	(39)	(65)
Total	(305)	(472)

CRH Annual Report and Form 20-F | 2017

Sensitivity analysis

The impact of a movement (as indicated below) in the principal actuarial assumptions would be as follows:

		Eurozone 2017 €m	Switzerland 2017 €m	United States and Canada 2017 €m	Other 2017 €m	Total Group 2017 €m
Scheme liabilities at 31 December 2017		(1,384)	(819)	(540)	(256)	(2,999)

Revised liabilities
Discount rate	Increase by 0.25%	(1,325)	(785)	(524)	(244)	(2,878)
	Decrease by 0.25%	(1,448)	(856)	(556)	(269)	(3,129)
Inflation rate	Increase by 0.25%	(1,441)	(822)	(542)	(262)	(3,067)
	Decrease by 0.25%	(1,330)	(816)	(538)	(250)	(2,934)
Life expectancy	Increase by 1 year	(1,430)	(846)	(555)	(263)	(3,094)
	Decrease by 1 year	(1,338)	(791)	(527)	(249)	(2,905)

The above sensitivity analysis are derived through changing the individual assumption while holding all other assumptions constant.

Split of scheme assets	2017 €m	2016 €m
Investments quoted in active markets
Equity instruments (i)	828	802
Debt instruments (ii)	1,413	1,191
Property	120	112
Cash and cash equivalents	26	37
Investment funds	95	148

Unquoted investments
Equity instruments	2	1
Debt instruments (iii)	8	102
Property	92	120
Cash and cash equivalents	13	18
Assets held by insurance company	25	25
Total assets	2,622	2,556

(i)	Equity instruments primarily relate to developed markets.

(ii)	Quoted debt instruments are made up of €831 million (2016: €687 million) and €582 million (2016: €504 million) of non-government and government instruments respectively.

(iii)	Unquoted debt instruments primarily relate to government debt instruments (2016: primarily non-government debt instruments).

CRH Annual Report and Form 20-F | 2017

28. Retirement Benefit Obligations - continued

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in the Republic of Ireland and minimum funding requirements in the UK, additional annual contributions and lump-sum payments are required to certain of the schemes in place in those jurisdictions. The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In the Republic of Ireland and the UK, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the US, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. In Canada, the projected unit credit method is used in valuations. The dates of the funding valuations range from April 2015 to July 2017.

In general, funding valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.

The Group’s contracted payments (on a discounted basis) to certain schemes is €18 million (2016: €35 million; 2015: €52 million) in the Republic of Ireland and €16 million (2016: €20 million; 2015: €21 million) in the UK. The maturity profile of the Group’s contracted payments (on a discounted basis) is as follows:

	Total
	2017 €m	2016 €m	2015 €m
Within one year	19	20	20
Between one and two years	2	19	19
Between two and three years	2	2	19
Between three and four years	2	2	2
Between four and five years	1	2	2
After five years	8	10	11
	34	55	73

Employer contributions payable in the 2018 financial year including minimum funding payments (expressed using year-end exchange rates for 2017) are estimated at €112 million.

Average duration and scheme composition

	Eurozone			Switzerland			United States and Canada
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Average duration of defined benefit obligation (years)	17.8	17.1	14.7	17.2	18.6	18.0	12.2	13.1	14.0

Allocation of defined benefit obligation by participant:
Active plan participants	72%	63%	64%	84%	84%	85%	40%	41%	45%
Deferred plan participants	9%	12%	12%	-	-	-	16%	17%	17%
Retirees	19%	25%	24%	16%	16%	15%	44%	42%	38%

CRH Annual Report and Form 20-F | 2017

29. Commitments under Operating and Finance Leases

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

	2017 €m	2016 €m	2015 €m
Within one year	419	402	370
After one year but not more than five years	962	978	915
More than five years	810	791	831
	2,191	2,171	2,116

The commitments above include €252 million of operating lease commitments (2016: €237 million; 2015: €172 million) relating to discontinued operations.

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

CRH Annual Report and Form 20-F | 2017

30. Share Capital and Reserves

Equity share capital	2017		2016
	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)
Authorised
At 1 January and 31 December (€m)	400	25	400	25

Number of Shares at 1 January and 31 December (millions)	1,250	1,250	1,250	1,250

Allotted, called-up and fully paid
At 1 January (€m)	269	15	266	15
Performance Share Plan Awards	1	-	-	-
Issue of scrip shares in lieu of cash dividends (iii)	1	-	2	-
Share options and share participation schemes	-	-	1	-
At 31 December (€m)	271	15	269	15

The movement in the number of shares (expressed in millions) during the financial year was as follows:

At 1 January	833	833	824	824
Performance Share Plan Awards	2	2	-	-
Issue of scrip shares in lieu of cash dividends (iii)	3	3	7	7
Share options and share participation schemes	1	1	2	2
At 31 December	839	839	833	833

(i)	The Ordinary Shares represent 93.73% of the total issued share capital.

(ii)	The Income Shares, which represent 5.86% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

(iii)	Issue of scrip shares in lieu of cash dividends:

	Number of shares			Price per share
	2017	2016	2015	2017	2016	2015
May 2017 - Final 2016 dividend (2016: Final 2015 dividend; 2015: Final 2014 dividend)	433,046	5,301,827	5,056,633	€33.08	€24.69	€24.60
October 2017 - Interim 2017 dividend (2016: Interim 2016 dividend; 2015: Interim 2015 dividend)	2,130,496	1,243,042	288,769	€29.24	€29.41	€26.16
Total	2,563,542	6,544,869	5,345,402

CRH Annual Report and Form 20-F | 2017

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company’s Share Option Schemes and the terms attaching thereto are provided in note 8 to the financial statements and on pages 88 to 89 of the Directors’ Remuneration Report. Under these schemes, options over a total of 1,589,335 Ordinary Shares were exercised during the financial year (2016: 2,223,574; 2015: 2,876,066).

	Number of shares
	2017	2016	2015
Options exercised during the year (satisfied by the issue of new shares)	1,589,335	2,209,638	-
Options exercised during the year (satisfied by the reissue of Treasury Shares)	-	13,936	2,876,066
Total	1,589,335	2,223,574	2,876,066

Share participation schemes

As at 31 December 2017, 7,862,416 (2016: 7,729,412) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2017, the appropriation of 133,004 shares was satisfied by the issue of new shares (2016: 116,160). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 8.

Preference share capital	5% Cumulative Preference Shares of €1.27 each		7% ‘A’ Cumulative Preference Shares of €1.27 each
	Number of shares ‘000s	€m	Number of shares ‘000s	€m
Authorised
At 1 January 2017 and 31 December 2017	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2017 and 31 December 2017	50	-	872	1

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

CRH Annual Report and Form 20-F | 2017

30. Share Capital and Reserves - continued

Treasury Shares/own shares	2017 €m	2016 €m
At 1 January	(14)	(28)
New Shares allotted to the Employee Benefit Trust (own shares)	(63)	-
Own Shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	63	-
Shares acquired by the Employee Benefit Trust (own shares)	(3)	(4)
Treasury Shares/own shares reissued	2	18
At 31 December	(15)	(14)

As at the balance sheet date, the total number of Treasury Shares held was 53,848 (2016: 83,423); the nominal value of these shares was €nil million (2016: €nil million). During the year ended 31 December 2017, no shares (2016: 13,936) were reissued to satisfy exercises under the Group’s share option schemes and 29,575 (2016: 697,903) shares were reissued to the CRH Employee Benefit Trust in connection with the release of awards under the 2014 Performance Share Plan (2016: 2006 Performance Share Plan). These reissued Treasury Shares were previously purchased at an average price of €15.89 (2016: €17.23). No Treasury Shares were purchased during 2017 or 2016.

As at the balance sheet date, the CRH Employee Benefit Trust held 337,909 (2016: 284,980) Ordinary Shares on behalf of CRH plc in respect of awards made under the 2014 Performance Share Plan, the 2014 Deferred Share Bonus Plan and the 2013 Restricted Share Plan. The nominal value of these own shares, on which dividends have been waived by the Trustees, amounted to €0.1 million at 31 December 2017 (2016: €0.1 million).

Reconciliation of shares issued to net proceeds	2017 €m	2016 €m	2015 €m
Shares issued at nominal amount:
- Performance Share Plan Awards	1	-	-
- scrip shares issued in lieu of cash dividends	1	2	2
- share options and share participation schemes	-	1	-
- share capital issued - equity placing	-	-	26
Premium on shares issued	180	216	1,722
Total value of shares issued	182	219	1,750
Issue of scrip shares in lieu of cash dividends (note 12)	(77)	(167)	(132)
Shares allotted to the Employee Benefit Trust*	(63)	-	-
Expenses paid in respect of shares issued	-	-	(25)
Net proceeds from issue of shares	42	52	1,593

*	During the year, shares were allotted to the Employee Benefit Trust to satisfy the vesting and release of awards under the 2014 Performance Share Plan to qualifying employees. An increase in nominal Share Capital and Share Premium of €63 million arose on the allotment to the Employee Benefit Trust.

Share premium	2017 €m	2016 €m
At 1 January	6,237	6,021
Premium arising on shares issued	180	216
At 31 December	6,417	6,237

CRH Annual Report and Form 20-F | 2017

31. Business Combinations

The acquisitions completed during the year ended 31 December 2017 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:

Germany: Fels (31 October) and land adjacent to Saal Quarry (27 December);

Ireland: certain assets of Kilsaran RMC Ltd. (14 September); and

UK: J.B. Riney & Co. Ltd. (12 May), increased stake in Scotash Ltd. to 100% (19 July), assets of East Antrim Mini Mix (1 August), Fields Farm (15 December) and increased stake in Newhaven Roadstone Ltd to 100% (29 December).

Europe Distribution:

Germany: AGP Bauzentrum GmbH (31 August) and Kruger and Scharnberg GmbH (30 October).

Americas Materials:

Canada: Carrières St-Jacques Inc. (22 February) and K.J. Beamish Construction Co. Ltd. (26 May);

Colorado: Connell Resources (24 February);

Connecticut: Costello Industries, Inc. (4 January);

Florida: Suwannee American Cement Co., Inc., Prestige Concrete Products, Inc. and A. Mining Group, LLC (30 November);

Idaho: certain assets of Hardcore Ready Mix (12 July);

Indiana: Mulzer Crushed Stone, Inc. (10 February);

Minnesota: Hardrives, Inc. (24 February) and Chard Tiling and Excavating and Rivers Edge (24 February);

New Jersey: Byram Quarry (4 December);

Oklahoma: United Materials (28 September);

Texas: assets of Henderson Asphalt (30 August); and

Washington: Columbia Asphalt (13 February).

Americas Products:

Alabama: Block USA (29 September);

Arkansas: Advanced Environmental Recycling Technologies, Inc. (1 May);

Illinois: certain assets of Elston Materials, LLC (13 September);

Oregon: Advantage Precast, Inc. (12 July), Hansen Architectural Systems, Inc. (8 August) and Spec Industries, Inc. (14 November);

Pennsylvania: Behney Corp (31 July); and

Texas: Duravault, Inc. (11 May).

CRH Annual Report and Form 20-F | 2017

31. Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2017 €m	2016 €m	2015 €m
ASSETS
Non-current assets
Property, plant and equipment	1,536	19	5,413
Intangible assets	56	14	298
Equity accounted investments	-	-	24
Other financial assets	-	-	5
Total non-current assets	1,592	33	5,740

Current assets
Inventories	114	9	621
Trade and other receivables (i)	129	28	1,533
Cash and cash equivalents	174	4	494
Total current assets	417	41	2,648

LIABILITIES
Trade and other payables	(149)	(14)	(1,549)
Provisions for liabilities	(49)	18	(581)
Retirement benefit obligations	(52)	(1)	(87)
Interest-bearing loans and borrowings and finance leases	(12)	(3)	(175)
Current income tax liabilities	(22)	4	(149)
Deferred income tax liabilities	(132)	35	(627)
Total liabilities	(416)	39	(3,168)

Total identifiable net assets at fair value	1,593	113	5,220
Goodwill arising on acquisition (ii)	487	71	3,187
Joint ventures becoming subsidiaries	-	-	(25)
Non-controlling interests*	(20)	(9)	(489)
Total consideration	2,060	175	7,893

Consideration satisfied by:
Cash payments	2,015	153	7,790
Deferred consideration (stated at net present cost)	45	21	97
Contingent consideration	-	1	-
Profit on step acquisition	-	-	6
Total consideration	2,060	175	7,893

NET CASH OUTFLOW ARISING ON ACQUISITION
Cash consideration	2,015	153	7,790
Less: cash and cash equivalents acquired	(174)	(4)	(494)
Total outflow in the Consolidated Statement of Cash Flows	1,841	149	7,296

Note (i) and (ii) are set out overleaf.

* Non-controlling interests are measured at the proportionate share of net assets in 2017 and 2016 and fair value in 2015.

CRH Annual Report and Form 20-F | 2017

None of the acquisitions completed during the financial year was considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets (most significantly, property, plant and equipment) acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)	The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €132 million (2016: €30 million; 2015: €1,588 million). The fair value of these receivables is €129 million (all of which is expected to be recoverable) (2016: €28 million; 2015: €1,533 million).

(ii)	The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant identifiable intangible assets are recognised on business combinations in these segments. €260 million of the goodwill recognised in respect of acquisitions completed in 2017 is expected to be deductible for tax purposes (2016: €15 million; 2015: €254 million).

Acquisition-related costs, excluding post-acquisition integration costs, amounting to €11 million (2016: €2 million; 2015: €152 million) have been included in operating costs in the Consolidated Income Statement (note 3).

The following table analyses the 31 acquisitions completed in 2017 (2016: 21 acquisitions; 2015: 19 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions			Goodwill			Consideration
Reportable segments	2017	2016	2015	2017	2016	2015	2017	2016	2015
				€m	€m	€m	€m	€m	€m
Europe Heavyside	8	5	-	155	2	-	698	15	-
Europe Lightside	-	2	3	-	7	6	-	22	17
Europe Distribution	2	1	1	17	-	-	30	-	1
Europe	10	8	4	172	9	6	728	37	18

Americas Materials	13	8	10	239	10	32	1,171	97	80
Americas Products	8	5	3	76	7	9	162	33	65
Americas	21	13	13	315	17	41	1,333	130	145

Unallocated Goodwill
LH Assets	-	-	1	-	-	2,307	-	-	6,561
CRL	-	-	1	-	-	833	-	-	1,169
Total Group	31	21	19	487	26	3,187	2,061	167	7,893
Adjustments to provisional fair values of prior year acquisitions				-	45	-	(1)	8	-
Total				487	71	3,187	2,060	175	7,893

CRH Annual Report and Form 20-F | 2017

31. Business Combinations - continued

The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	2017 €m	2016 €m	2015 €m
Revenue	532	101	2,679
(Loss)/profit before tax for the financial year	(2)	1	(7)

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	2017 acquisitions €m	CRH Group excluding 2017 acquisitions €m	CRH Group including 2017 acquisitions €m
Revenue	1,188	24,688	25,876
Profit before tax for the financial year	38	1,869	1,907

CRH Annual Report and Form 20-F | 2017

32. Non-controlling Interests

The total non-controlling interest at 31 December 2017 is €486 million (2016: €548 million) of which €391 million (2016: €472 million) relates to Republic Cement & Building Materials (RCBM), Inc. and Republic Cement Land & Resources (RCLR), Inc. (formerly Luzon Continental Land Corporation (LCLC)). The non-controlling interests in respect of the Group’s other subsidiaries are not considered to be material.

Name	Principal activity	Country of incorporation	Economic ownership interest held by non-controlling interest

Republic Cement & Building Materials, Inc.	Manufacture, development and sale	Philippines	45%
and Republic Cement Land & Resources, Inc.	of cement and building materials

The following is summarised financial information for RCBM and RCLR prepared in accordance with IFRS 12 Disclosure of Interests in Other Entities. This information is before intragroup eliminations with other Group companies.

Summarised financial information	2017 €m	2016 €m
Profit for the year	14	47

Current assets	159	118
Non-current assets	1,292	1,460
Current liabilities	(140)	(124)
Non-current liabilities	(663)	(690)
Net assets	648	764

Cash flows from operating activities	9	91

Dividends paid to non-controlling interests during the year	-	(1)

CRH holds 40% of the equity share capital in RCBM and RCLR and has an economic interest of 55% of the combined Philippines business. Non-controlling interest relates to another party who holds 60% of the equity share capital in RCBM and RCLR and has an economic interest of 45% of the combined Philippines business. CRH has obtained control (as defined under IFRS 10 Consolidated Financial Statements) by virtue of contractual arrangements which give CRH power to direct the relevant non-nationalised activities of the business, in compliance with Philippine law.

CRH Annual Report and Form 20-F | 2017

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 125 to 134. The Group’s principal subsidiaries, joint ventures and associates are disclosed on pages 246 to 251.

Sales to and purchases from associates and joint ventures are as follows:

	Associates			Joint Ventures
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Sales	51	56	48	111	88	64
Purchases	400	401	422	55	54	56

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

Key management remuneration amounted to:	2017 €m	2016 €m	2015 €m
Short-term benefits	9	13	10
Post-employment benefits	1	1	1
Share-based payments - calculated in accordance with the principles disclosed in note 8	3	3	2
Total	13	17	13

Other than these compensation entitlements, there were no other transactions involving key management personnel.

Lease arrangements

CRH has a number of lease arrangements in place with related parties across the Group, which have been negotiated on an arms-length basis at market rates. We do not consider these arrangements to be material either individually or collectively in the context of the 2017, 2016 and 2015 Consolidated Financial Statements.

34. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 120 to 199 in respect of the year ended 31 December 2017 on 28 February 2018.

CRH Annual Report and Form 20-F | 2017

35. Supplemental Guarantor Information

The following consolidating information presents Condensed Consolidated Balance Sheets as at 31 December 2017 and 2016 and Condensed Consolidated Income Statements and Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flow for the years ended 31 December 2017, 2016 and 2015 of the Company and CRH America, Inc. as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRH America, Inc. is 100% owned by the Company. The Guarantees of the Guarantor are full and unconditional.

CRH plc also fully and unconditionally guarantees securities issued by CRH America Finance, Inc., which is a 100% owned finance subsidiary of CRH plc.

CRH America, Inc. (the ‘Issuer’) has the following notes which are fully and unconditionally guaranteed by CRH plc (the ‘Guarantor’):

US$288 million 8.125% Notes due 2018 – listed on the NYSE (i)

US$400 million 5.750% Notes due 2021 – listed on the NYSE

US$1,250 million 3.875% Notes due 2025 – listed on the ISE

US$300 million 6.40% Notes due 2033 – listed on the ISE (ii)

US$500 million 5.125% Notes due 2045 – listed on the ISE

(i)	Originally issued as a US$650 million bond in July 2008. Subsequently in May 2017, US$362.13 million of the issued notes were redeemed by the issuer as part of a liability management exercise.

(ii)	Originally issued as a US$300 million bond in September 2003. Subsequently in August 2009 and December 2010, US$87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken.

CRH Annual Report and Form 20-F | 2017

35. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2017

	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	-	-	13,094	-	13,094
Intangible assets	-	-	7,214	-	7,214
Subsidiaries	8,658	458	1,682	(10,798)	-
Investments accounted for using the equity method	-	-	1,248	-	1,248
Advances to subsidiaries and parent undertakings	-	3,627	-	(3,627)	-
Other financial assets	-	-	25	-	25
Other receivables	-	-	156	-	156
Derivative financial instruments	-	-	30	-	30
Deferred income tax assets	-	-	95	-	95
Total non-current assets	8,658	4,085	23,544	(14,425)	21,862

Current assets
Inventories	-	-	2,715	-	2,715
Trade and other receivables	-	4	3,626	-	3,630
Advances to subsidiaries and parent undertakings	6,141	-	704	(6,845)	-
Current income tax recoverable	-	-	165	-	165
Derivative financial instruments	-	4	30	-	34
Cash and cash equivalents	401	-	1,714	-	2,115
Assets held for sale	-	-	1,112	-	1,112
Total current assets	6,542	8	10,066	(6,845)	9,771

Total assets	15,200	4,093	33,610	(21,270)	31,633

EQUITY
Capital and reserves attributable to the Company’s equity holders	14,491	1,797	9,001	(10,798)	14,491
Non-controlling interests	-	-	486	-	486
Total equity	14,491	1,797	9,487	(10,798)	14,977

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,020	5,640	-	7,660
Derivative financial instruments	-	3	-	-	3
Deferred income tax liabilities	-	-	1,666	-	1,666
Other payables	-	-	226	-	226
Advances from subsidiary and parent undertakings	-	-	3,627	(3,627)	-
Retirement benefit obligations	-	-	377	-	377
Provisions for liabilities	-	-	693	-	693
Total non-current liabilities	-	2,023	12,229	(3,627)	10,625

Current liabilities
Trade and other payables	3	29	4,502	-	4,534
Advances from subsidiary and parent undertakings	704	-	6,141	(6,845)	-
Current income tax liabilities	-	-	458	-	458
Interest-bearing loans and borrowings	2	244	70	-	316
Derivative financial instruments	-	-	11	-	11
Provisions for liabilities	-	-	371	-	371
Liabilities associated with assets classified as held for sale	-	-	341	-	341
Total current liabilities	709	273	11,894	(6,845)	6,031

Total liabilities	709	2,296	24,123	(10,472)	16,656

Total equity and liabilities	15,200	4,093	33,610	(21,270)	31,633

CRH Annual Report and Form 20-F | 2017

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2016

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	12,690	-	12,690
Intangible assets	-	-	7,761	-	7,761
Subsidiaries	7,654	375	1,682	(9,711)	-
Investments accounted for using the equity method	-	-	1,299	-	1,299
Advances to subsidiaries and parent undertakings	-	4,508	-	(4,508)	-
Other financial assets	-	-	26	-	26
Other receivables	-	-	212	-	212
Derivative financial instruments	-	13	40	-	53
Deferred income tax assets	-	-	159	-	159
Total non-current assets	7,654	4,896	23,869	(14,219)	22,200

Current assets
Inventories	-	-	2,939	-	2,939
Trade and other receivables	-	6	3,973	-	3,979
Advances to subsidiaries and parent undertakings	6,546	-	704	(7,250)	-
Current income tax recoverable	-	-	4	-	4
Derivative financial instruments	-	-	23	-	23
Cash and cash equivalents	401	-	2,048	-	2,449
Total current assets	6,947	6	9,691	(7,250)	9,394

Total assets	14,601	4,902	33,560	(21,469)	31,594

EQUITY
Capital and reserves attributable to the Company’s equity holders	13,895	1,922	7,789	(9,711)	13,895
Non-controlling interests	-	-	548	-	548
Total equity	13,895	1,922	8,337	(9,711)	14,443

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,934	4,581	-	7,515
Deferred income tax liabilities	-	-	2,008	-	2,008
Other payables	-	-	461	-	461
Advances from subsidiary and parent undertakings	-	-	4,508	(4,508)	-
Retirement benefit obligations	-	-	591	-	591
Provisions for liabilities	-	-	678	-	678
Total non-current liabilities	-	2,934	12,827	(4,508)	11,253

Current liabilities
Trade and other payables	-	46	4,769	-	4,815
Advances from subsidiary and parent undertakings	704	-	6,546	(7,250)	-
Current income tax liabilities	-	-	394	-	394
Interest-bearing loans and borrowings	2	-	273	-	275
Derivative financial instruments	-	-	32	-	32
Provisions for liabilities	-	-	382	-	382
Total current liabilities	706	46	12,396	(7,250)	5,898

Total liabilities	706	2,980	25,223	(11,758)	17,151

Total equity and liabilities	14,601	4,902	33,560	(21,469)	31,594

CRH Annual Report and Form 20-F | 2017

35. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2017
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	25,220	-	25,220
Cost of sales	-	-	(16,903)	-	(16,903)
Gross profit	-	-	8,317	-	8,317
Operating income/(costs)	22	-	(6,244)	-	(6,222)
Group operating profit	22	-	2,073	-	2,095
Profit on disposals	-	-	56	-	56
Profit before finance costs	22	-	2,129	-	2,151
Finance costs	-	(235)	(308)	242	(301)
Finance income	2	242	10	(242)	12
Other financial expense	-	-	(60)	-	(60)
Share of subsidiaries’ profit before tax	1,754	83	-	(1,837)	-
Share of equity accounted investments’ profit	65	-	65	(65)	65
Profit before tax from continuing operations	1,843	90	1,836	(1,902)	1,867
Income tax expense	(55)	(29)	(26)	55	(55)
Group profit for the financial year from continuing operations	1,788	61	1,810	(1,847)	1,812
Profit after tax for the financial year from discontinued operations	107	-	107	(107)	107
Group profit for the financial year	1,895	61	1,917	(1,954)	1,919

Profit attributable to:
Equity holders of the Company
From continuing operations	1,788	61	1,786	(1,847)	1,788
From discontinued operations	107	-	107	(107)	107
Non-controlling interests
From continuing operations	-	-	24	-	24
Group profit for the financial year	1,895	61	1,917	(1,954)	1,919

Supplemental Condensed Consolidated Statement of Comprehensive Income
Group profit for the financial year	1,895	61	1,917	(1,954)	1,919
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(1,015)	(186)	(890)	1,015	(1,076)
Gains relating to cash flow hedges	8	-	8	(8)	8
	(1,007)	(186)	(882)	1,007	(1,068)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	114	-	114	(114)	114
Tax on items recognised directly within other comprehensive income	(33)	-	(33)	33	(33)
	81	-	81	(81)	81

Total other comprehensive income for the financial year	(926)	(186)	(801)	926	(987)

Total comprehensive income for the financial year	969	(125)	1,116	(1,028)	932

Attributable to:
Equity holders of the Company	969	(125)	1,153	(1,028)	969
Non-controlling interests	-	-	(37)	-	(37)
Total comprehensive income for the financial year	969	(125)	1,116	(1,028)	932

CRH Annual Report and Form 20-F | 2017

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2016				Restated(i)
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	24,789	-	24,789
Cost of sales	-	-	(16,566)	-	(16,566)
Gross profit	-	-	8,223	-	8,223
Operating income/(costs)	20	-	(6,335)	-	(6,315)
Group operating profit	20	-	1,888	-	1,908
Profit on disposals	-	-	53	-	53
Profit before finance costs	20	-	1,941	-	1,961
Finance costs	-	(266)	(334)	275	(325)
Finance income	2	275	6	(275)	8
Other financial expense	-	-	(66)	-	(66)
Share of subsidiaries’ profit before tax	1,529	95	-	(1,624)	-
Share of equity accounted investments’ profit	42	-	42	(42)	42
Profit before tax from continuing operations	1,593	104	1,589	(1,666)	1,620
Income tax expense	(431)	(41)	(390)	431	(431)
Group profit for the financial year from continuing operations	1,162	63	1,199	(1,235)	1,189
Profit after tax for the financial year from discontinued operations	81	-	81	(81)	81
Group profit for the financial year	1,243	63	1,280	(1,316)	1,270

Profit attributable to:
Equity holders of the Company
From continuing operations	1,162	63	1,172	(1,235)	1,162
From discontinued operations	81	-	81	(81)	81
Non-controlling interests
From continuing operations	-	-	27	-	27
Group profit for the financial year	1,243	63	1,280	(1,316)	1,270

(i) Restated to show the results of our Americas Distribution segment in discontinued operations.

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit for the financial year	1,243	63	1,280	(1,316)	1,270

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(71)	49	(131)	71	(82)
Gains relating to cash flow hedges	14	-	14	(14)	14
	(57)	49	(117)	57	(68)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(61)	-	(61)	61	(61)
Tax on items recognised directly within other comprehensive income	3	-	3	(3)	3
	(58)	-	(58)	58	(58)

Total other comprehensive income for the financial year	(115)	49	(175)	115	(126)

Total comprehensive income for the financial year	1,128	112	1,105	(1,201)	1,144

Attributable to:
Equity holders of the Company	1,128	112	1,089	(1,201)	1,128
Non-controlling interests	-	-	16	-	16
Total comprehensive income for the financial year	1,128	112	1,105	(1,201)	1,144

CRH Annual Report and Form 20-F | 2017

35. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2015				Restated(i)
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	21,406	-	21,406
Cost of sales	-	-	(14,743)	-	(14,743)
Gross profit	-	-	6,663	-	6,663
Operating income/(costs)	1,473	-	(6,970)	-	(5,497)
Group operating profit/(loss)	1,473	-	(307)	-	1,166
(Loss)/profit on disposals	(7)	-	106	-	99
Profit/(loss) before finance costs	1,466	-	(201)	-	1,265
Finance costs	-	(321)	(315)	333	(303)
Finance income	1	333	7	(333)	8
Other financial expense	-	-	(94)	-	(94)
Share of subsidiaries’ (loss)/profit before tax	(596)	62	-	534	-
Share of equity accounted investments’ profit	44	-	44	(44)	44
Profit/(loss) before tax from continuing operations	915	74	(559)	490	920
Income tax expense	(276)	(29)	(247)	276	(276)
Group profit/(loss) for the financial year from continuing operations	639	45	(806)	766	644
Profit after tax for the financial year from discontinued operations	85	-	85	(85)	85
Group profit/(loss) for the financial year	724	45	(721)	681	729

Profit/(loss) attributable to:
Equity holders of the Company
From continuing operations	639	45	(811)	766	639
From discontinued operations	85	-	85	(85)	85
Non-controlling interests
From continuing operations	-	-	5	-	5
Group profit/(loss) for the financial year	724	45	(721)	681	729

(i) Restated to show the results of our Americas Distribution segment in discontinued operations.

Supplemental Condensed Consolidated Statement of Comprehensive Income

Group profit/(loss) for the financial year	724	45	(721)	681	729

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	643	159	502	(643)	661
Losses relating to cash flow hedges	(2)	-	(2)	2	(2)
	641	159	500	(641)	659
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	203	-	203	(203)	203
Tax on items recognised directly within other comprehensive income	(30)	-	(30)	30	(30)
	173	-	173	(173)	173

Total other comprehensive income for the financial year	814	159	673	(814)	832

Total comprehensive income for the financial year	1,538	204	(48)	(133)	1,561

Attributable to:
Equity holders of the Company	1,538	204	(71)	(133)	1,538
Non-controlling interests	-	-	23	-	23
Total comprehensive income for the financial year	1,538	204	(48)	(133)	1,561

CRH Annual Report and Form 20-F | 2017

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2017
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax from continuing operations	1,843	90	1,836	(1,902)	1,867
Profit before tax from discontinued operations	146	-	146	(146)	146
Profit before tax	1,989	90	1,982	(2,048)	2,013
Finance costs (net)	(2)	(7)	358	-	349
Share of subsidiaries’ profit before tax	(1,900)	(83)	-	1,983	-
Share of equity accounted investments’ profit	(65)	-	(65)	65	(65)
Profit on disposals	-	-	(59)	-	(59)
Group operating profit	22	-	2,216	-	2,238
Depreciation charge	-	-	1,006	-	1,006
Amortisation of intangible assets	-	-	66	-	66
Share-based payment (income)/expense	(1)	-	66	-	65
Other (primarily pension payments)	-	-	(186)	-	(186)
Net movement on working capital and provisions	-	(11)	(198)	-	(209)
Cash generated from operations	21	(11)	2,970	-	2,980
Interest paid (including finance leases)	-	(236)	(323)	242	(317)
Corporation tax paid	-	(29)	(445)	-	(474)
Net cash inflow/(outflow) from operating activities	21	(276)	2,202	242	2,189

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	222	-	222
Interest received	2	242	9	(242)	11
Dividends received from equity accounted investments	-	-	31	-	31
Purchase of property, plant and equipment	-	-	(1,044)	-	(1,044)
Advances from subsidiary and parent undertakings	407	356	-	(763)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(1,841)	-	(1,841)
Other investments and advances	-	-	(11)	-	(11)
Deferred and contingent acquisition consideration paid	-	-	(53)	-	(53)
Net cash inflow/(outflow) from investing activities	409	598	(2,687)	(1,005)	(2,685)

Cash flows from financing activities
Proceeds from issue of shares (net)	42	-	-	-	42
Transactions involving non-controlling interests	-	-	(37)	-	(37)
Advances to subsidiary and parent undertakings	-	-	(763)	763	-
Increase in interest-bearing loans, borrowings and finance leases	-	6	1,004	-	1,010
Net cash flow arising from derivative financial instruments	-	11	158	-	169
Premium paid on early debt redemption	-	(18)	-	-	(18)
Treasury/own shares purchased	(3)	-	-	-	(3)
Repayment of interest-bearing loans, borrowings and finance leases	-	(321)	(22)	-	(343)
Dividends paid to equity holders of the Company	(469)	-	-	-	(469)
Dividends paid to non-controlling interests	-	-	(8)	-	(8)
Net cash (outflow)/inflow from financing activities	(430)	(322)	332	763	343

Decrease in cash and cash equivalents	-	-	(153)	-	(153)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	401	-	2,048	-	2,449
Translation adjustment	-	-	(161)	-	(161)
Decrease in cash and cash equivalents	-	-	(153)	-	(153)
Cash and cash equivalents at 31 December	401	-	1,734	-	2,135

CRH Annual Report and Form 20-F | 2017

35. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2016
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax from continuing operations	1,593	104	1,589	(1,666)	1,620
Profit before tax from discontinued operations	121	-	121	(121)	121
Profit before tax	1,714	104	1,710	(1,787)	1,741
Finance costs (net)	(2)	(9)	394	-	383
Share of subsidiaries’ profit before tax	(1,650)	(95)	-	1,745	-
Share of equity accounted investments’ profit	(42)	-	(42)	42	(42)
Profit on disposals	-	-	(55)	-	(55)
Group operating profit	20	-	2,007	-	2,027
Depreciation charge	-	-	1,009	-	1,009
Amortisation of intangible assets	-	-	71	-	71
Impairment charge	-	-	23	-	23
Share-based payment (income)/expense	(3)	-	49	-	46
Other (primarily pension payments)	-	-	(65)	-	(65)
Net movement on working capital and provisions	-	(1)	57	-	56
Cash generated from operations	17	(1)	3,151	-	3,167
Interest paid (including finance leases)	-	(266)	(355)	275	(346)
Corporation tax paid	-	(41)	(440)	-	(481)
Net cash inflow/(outflow) from operating activities	17	(308)	2,356	275	2,340

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	283	-	283
Interest received	2	275	6	(275)	8
Dividends received from equity accounted investments	-	-	40	-	40
Purchase of property, plant and equipment	-	-	(853)	-	(853)
Advances from subsidiary and parent undertakings	287	644	-	(931)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(149)	-	(149)
Other investments and advances	-	-	(7)	-	(7)
Deferred and contingent acquisition consideration paid	-	-	(57)	-	(57)
Net cash inflow/(outflow) from investing activities	289	919	(737)	(1,206)	(735)

Cash flows from financing activities
Proceeds from issue of shares (net)	52	-	-	-	52
Advances to subsidiary and parent undertakings	-	-	(931)	931	-
Increase in interest-bearing loans, borrowings and finance leases	-	-	600	-	600
Net cash flow arising from derivative financial instruments	-	25	(30)	-	(5)
Treasury/own shares purchased	(4)	-	-	-	(4)
Repayment of interest-bearing loans, borrowings and finance leases	(9)	(636)	(1,370)	-	(2,015)
Dividends paid to equity holders of the Company	(352)	-	-	-	(352)
Dividends paid to non-controlling interests	-	-	(8)	-	(8)
Net cash (outflow)/inflow from financing activities	(313)	(611)	(1,739)	931	(1,732)

Decrease in cash and cash equivalents	(7)	-	(120)	-	(127)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	408	-	2,110	-	2,518
Translation adjustment	-	-	58	-	58
Decrease in cash and cash equivalents	(7)	-	(120)	-	(127)
Cash and cash equivalents at 31 December	401	-	2,048	-	2,449

CRH Annual Report and Form 20-F | 2017

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2015
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit/(loss) before tax from continuing operations	915	74	(559)	490	920
Profit before tax from discontinued operations	113	-	113	(113)	113
Profit/(loss) before tax	1,028	74	(446)	377	1,033
Finance costs (net)	(1)	(12)	402	-	389
Share of subsidiaries’ loss/(profit) before tax	483	(62)	-	(421)	-
Share of equity accounted investments’ profit	(44)	-	(44)	44	(44)
Loss/(profit) on disposals	7	-	(108)	-	(101)
Group operating profit/(loss)	1,473	-	(196)	-	1,277
Depreciation charge	-	-	843	-	843
Amortisation of intangible assets	-	-	55	-	55
Impairment charge	-	-	44	-	44
Share-based payment (income)/expense	(2)	-	29	-	27
Other (primarily pension payments)	-	-	(47)	-	(47)
Amounts due from subsidary undertakings	(1,460)	-	1,460	-	-
Net movement on working capital and provisions	-	(9)	594	-	585
Cash generated from operations	11	(9)	2,782	-	2,784
Interest paid (including finance leases)	-	(283)	(352)	333	(302)
Corporation tax paid	-	(29)	(206)	-	(235)
Net cash inflow/(outflow) from operating activities	11	(321)	2,224	333	2,247

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	889	-	889
Interest received	1	333	7	(333)	8
Dividends received from equity accounted investments	-	-	53	-	53
Purchase of property, plant and equipment	-	-	(882)	-	(882)
Advances from subsidiary and parent undertakings	(699)	(632)	-	1,331	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(7,296)	-	(7,296)
Other investments and advances	-	-	(19)	-	(19)
Deferred and contingent acquisition consideration paid	-	-	(59)	-	(59)
Net cash outflow from investing activities	(698)	(299)	(7,307)	998	(7,306)

Cash flows from financing activities
Proceeds from issue of shares (net)	-	-	1,593	-	1,593
Proceeds from exercise of share options	57	-	-	-	57
Advances to subsidiary and parent undertakings	-	-	1,331	(1,331)	-
Increase in interest-bearing loans, borrowings and finance leases	9	1,584	4,040	-	5,633
Net cash flow arising from derivative financial instruments	-	15	32	-	47
Premium paid on early debt redemption	-	(38)	-	-	(38)
Treasury/own shares purchased	(3)	-	-	-	(3)
Repayment of interest-bearing loans, borrowings and finance leases	-	(968)	(1,776)	-	(2,744)
Dividends paid to equity holders of the Company	(379)	-	-	-	(379)
Dividends paid to non-controlling interests	-	-	(4)	-	(4)
Net cash (outflow)/inflow from financing activities	(316)	593	5,216	(1,331)	4,162

(Decrease)/increase in cash and cash equivalents	(1,003)	(27)	133	-	(897)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	1,411	25	1,859	-	3,295
Translation adjustment	-	2	118	-	120
(Decrease)/increase in cash and cash equivalents	(1,003)	(27)	133	-	(897)
Cash and cash equivalents at 31 December	408	-	2,110	-	2,518

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

201

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

202

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

203

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

204

CRH Annual Report and Form 20-F | 2017

THIS PAGE INTENTIONALLY LEFT BLANK

205

206

Readymixed concrete trucks assembled at a Yatai Building Materials depot in Changchun, China. CRH has a 26% stake in the company which is a market leader in cement in Northeast China with a capacity of 32 million tonnes and operations in the three provinces.

CRH Annual Report and Form 20-F | 2017

Selected Financial Data

The Consolidated Financial Statements of CRH plc have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board.

Selected financial data is presented below for the five years ended on 31 December 2017. For the three years ended 31 December 2017, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance section included elsewhere in this Annual Report and Form 20-F.

Year ended 31 December (amounts in millions, except per share data and ratios)
	2017 €m	2016 (i) €m	2015 (i) €m	2014 (i) €m	2013 (i) (ii) €m
Consolidated Income Statement Data
Revenue	25,220	24,789	21,406	17,136	16,367
Group operating profit	2,095	1,908	1,166	834	33
Profit/(loss) attributable to equity holders of the Company	1,788	1,162	639	520	(344)
Basic earnings/(loss) per Ordinary Share	214.0c	140.4c	78.7c	70.4c	(47.2c)
Diluted earnings/(loss) per Ordinary Share	212.7c	139.4c	78.3c	70.4c	(47.2c)
Dividends paid during calendar year per Ordinary Share	65.4c	62.8c	62.5c	62.5c	62.5c
Average number of Ordinary Shares outstanding (iii)	835.6	827.8	812.3	737.6	729.2
Ratio of earnings to fixed charges (times) (iv)	4.5	3.9	2.8	2.4	0.6 (v)
All data relates to continuing operations

Consolidated Balance Sheet Data
Total assets	31,633	31,594	32,007	22,017	20,429
Net assets (vi)	14,977	14,443	13,544	10,198	9,686
Ordinary shareholders’ equity	14,490	13,894	13,014	10,176	9,661
Equity share capital	286	284	281	253	251
Number of Ordinary Shares (iii)	839.0	832.8	823.9	744.5	739.2
Number of Treasury Shares and own shares (iii)	0.4	0.4	1.3	3.8	6.0
Number of Ordinary Shares net of Treasury Shares and own shares (iii)	838.6	832.4	822.6	740.7	733.2

(i)	Prior year comparative income statement data has been restated to show the results of our Americas Distribution segment in discontinued operations. See note 2 to the Consolidated Financial Statements for further details.

(ii)	Group operating profit includes asset impairment charges of €650 million in 2013, with an additional €105 million impairment charge included in loss attributable to equity holders of the Company in respect of equity accounted investments.

(iii)	All share numbers are shown in millions of shares.

(iv)	For the purposes of calculating the ratio of earnings to fixed charges, in accordance with Item 503 of Regulation S-K, earnings have been calculated by adding: profit/(loss) before tax from continuing operations adjusted to exclude the Group’s share of equity accounted investments’ result after tax, fixed charges and dividends received from equity accounted investments; and the fixed charges were calculated by adding interest expensed and capitalised, amortised premiums, discounts and capitalised expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

(v)	The amount of the deficiency in 2013 was US$183 million.

(vi)	Net assets is calculated as the sum of total assets less total liabilities.

CRH Annual Report and Form 20-F | 2017

Exchange Rates

In this Annual Report and Form 20-F, references to “US$”, “US Dollars” or “US cents” are to the United States currency, references to “euro”, “euro cent”, “cent”, “c” or “€” are to the euro currency and “Stg£” or “Pound Sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (UK). Other currencies referred to in this Annual Report and Form 20-F include Polish Zloty (PLN), Swiss Franc (CHF), Canadian Dollar (CAD), Chinese Renminbi (RMB), Indian Rupee (INR), Ukrainian Hryvnia (UAH), Philippine Peso (PHP), Romanian Leu (RON) and Serbian Dinar (RSD).

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

These rates may vary slightly from the rates used for translating foreign currencies into euro in the preparation of the Consolidated Financial Statements (see page 134).

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance section beginning on page 22.

Where referenced in the Supplementary 20-F Disclosures and Shareholder Information sections, information is provided at the latest practicable date, 16 February 2018.

euro/US Dollar exchange rate

Years ended 31 December	Period End	Average Rate (i)	High	Low
2013	1.38	1.33	1.38	1.28
2014	1.21	1.32	1.39	1.21
2015	1.09	1.10	1.20	1.05
2016	1.06	1.10	1.15	1.04
2017	1.20	1.14	1.20	1.04
2018 (through 16 February 2018)	1.24	1.23	1.25	1.19

Months ended
September 2017	1.18	1.19	1.20	1.17
October 2017	1.16	1.18	1.18	1.16
November 2017	1.19	1.17	1.19	1.16
December 2017	1.20	1.18	1.20	1.17
January 2018	1.24	1.22	1.25	1.19
February 2018 (through 16 February 2018)	1.24	1.24	1.25	1.22

(i)   The average of the euro/US Dollar exchange rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month, in each case using the FRB Noon Buying Rate.

The FRB Noon Buying Rate on 31 December 2017 was €1 = US$1.2022 and on 16 February 2018 was €1 = US$1.2442.

CRH Annual Report and Form 20-F | 2017

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

Reconciliation of Revenue, EBITDA (as defined)* and Operating Profit by segment

	Year ended 31 December
	Revenue			Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit (i)
	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m	2017 €m	2016 €m	2015 €m
Continuing operations
Europe Heavyside	6,902	6,945	4,813	839	781	424	361	395	304	478	386	120
Europe Lightside	1,440	1,392	1,404	143	137	136	41	45	46	102	92	90
Europe Distribution	4,145	4,066	4,158	269	206	171	62	76	77	207	130	94
Europe	12,487	12,403	10,375	1,251	1,124	731	464	516	427	787	608	304

Americas Materials	7,970	7,598	7,018	1,270	1,204	955	412	386	335	858	818	620
Americas Products	4,327	4,280	3,862	573	543	391	138	132	142	435	411	249
Americas	12,297	11,878	10,880	1,843	1,747	1,346	550	518	477	1,293	1,229	869

Asia	436	508	151	52	109	2	37	38	9	15	71	(7)

Total Group from continuing operations	25,220	24,789	21,406	3,146	2,980	2,079	1,051	1,072	913	2,095	1,908	1,166

Discontinued operations
Americas Distribution	2,343	2,315	2,229	164	150	140	21	31	29	143	119	111
Total Group	27,563	27,104	23,635	3,310	3,130	2,219	1,072	1,103	942	2,238	2,027	1,277

Group operating profit from continuing operations										2,095	1,908	1,166
Profit on disposals										56	53	99
Finance costs less income										(289)	(317)	(295)
Other financial expense										(60)	(66)	(94)
Share of equity accounted investments’ profit										65	42	44
Profit before tax from continuing operations										1,867	1,620	920
Income tax expense										(55)	(431)	(276)
Group profit for the financial year from continuing operations										1,812	1,189	644
Profit after tax for the financial year from discontinued operations										107	81	85
Group profit for the financial year										1,919	1,270	729

(i)	Throughout this document, Group operating profit is reported as shown in the Consolidated Income Statement and excludes profit on disposals.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

Return on Net Assets
	2017 €m	2016 €m	2015 €m

Group operating profit from continuing operations	2,095	1,908	1,166
Group operating profit from discontinued operations	143	119	111
Total Group operating profit (numerator for RONA computation)	2,238	2,027	1,277

Current year
Segment assets (i)	26,809	27,581	27,881
Segment liabilities (i)	(6,201)	(6,927)	(6,794)
Group segment net assets	20,608	20,654	21,087
Assets held for sale	1,112	-	-
Liabilities associated with assets classified as held for sale	(341)	-	-
Group net assets (including net assets held for sale)	21,379	20,654	21,087

Prior year
Segment assets (i)	27,581	27,881	16,584
Segment liabilities (i)	(6,927)	(6,794)	(4,258)
Group segment net assets	20,654	21,087	12,326

Average net assets including net assets held for sale (denominator for RONA computation)	21,017	20,871	16,707
RONA	10.6%	9.7%	7.6%

Reconciliation of Segment Assets and Liabilities to Group Assets and Liabilities

Assets	2017 €m	2016 €m	2015 €m	2014 €m
Segment assets (i)	26,809	27,581	27,881	16,584

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,248	1,299	1,317	1,329
Other financial assets	25	26	28	23
Derivative financial instruments (current and non-current)	64	76	109	102
Income tax assets (current and deferred)	260	163	154	186
Cash and cash equivalents	2,115	2,449	2,518	3,262
Assets held for sale	1,112	-	-	531
Total assets as reported in the Consolidated Balance Sheet	31,633	31,594	32,007	22,017

Liabilities
Segment liabilities (i)	6,201	6,927	6,794	4,258

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	7,976	7,790	9,221	5,866
Derivative financial instruments (current and non-current)	14	32	24	23
Income tax liabilities (current and deferred)	2,124	2,402	2,424	1,459
Liabilities associated with assets classified as held for sale	341	-	-	213
Total liabilities as reported in the Consolidated Balance Sheet	16,656	17,151	18,463	11,819

(i)	Segment assets and liabilities as disclosed in note 1 to the Consolidated Financial Statements.

CRH Annual Report and Form 20-F | 2017

Non-GAAP Performance Measures - continued

Calculation of EBITDA (as defined)* Net Interest Cover

	2017 €m	2016 €m	2015 €m
Interest
Finance costs (i)	301	325	303
Finance income (i)	(12)	(8)	(8)
Net interest	289	317	295
EBITDA (as defined)* from continuing operations	3,146	2,980	2,079

		Times
EBITDA (as defined)* net interest cover (EBITDA (as defined)* divided by net interest)	10.9	9.4	7.0

(i) These items appear on the Consolidated Income Statement on page 120.

Calculation of Net Debt/EBITDA (as defined)*

	2017 €m	2016 €m	2015 €m
Net Debt
Cash and cash equivalents (i)	2,115	2,449	2,518
Interest-bearing loans and borrowings (i)	(7,976)	(7,790)	(9,221)
Derivative financial instruments (net) (i)	50	44	85
Group net debt excluding net debt reclassified as held for sale	(5,811)	(5,297)	(6,618)
Cash at bank and in hand reclassified as held for sale (i)	20	-	-
Interest-bearing loans and borrowings reclassified as held for sale (i)	(5)	-	-
Group net debt	(5,796)	(5,297)	(6,618)

EBITDA (as defined)* from continuing operations	3,146	2,980	2,079
EBITDA (as defined)* from discontinued operations	164	150	140
Total Group EBITDA (as defined)*	3,310	3,130	2,219

		Times
Net debt divided by EBITDA (as defined)*	1.8	1.7	3.0

(i) These items appear in notes 21 to 25 to the Consolidated Financial Statements.

Adjusted Basic Earnings per Ordinary Share

	2017 €m
Numerator for basic and diluted earnings per Ordinary Share (i)	1,895
One-off Swiss pension past service credit (net of tax) (ii)	(59)
One-off deferred tax credit (including credit relating to discontinued operations)	(447)
Numerator for adjusted basic EPS excluding one-off gains per Ordinary Share from continuing and discontinued operations	1,389

Average shares (i)	835.6

Adjusted basic earnings per Ordinary Share	166.2c
Dividend declared for the year	68.0c
Dividend cover (adjusted basic earnings per share/dividend declared per share)	2.4x

(i)	These items appear in note 13 to the Consolidated Financial Statements.

(ii)	The one-off Swiss pension past service credit was €81 million before a tax charge of €22 million.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

EBITDA (as defined). EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax and is quoted by management in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. EBITDA (as defined)* and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker.

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

Net debt/EBITDA (as defined)* is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of net debt to EBITDA (as defined)* and is calculated on page 212.

EBITDA (as defined)* Net Interest Cover. EBITDA (as defined)* net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* net interest cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of EBITDA (as defined)* to net interest and is calculated on page 212. The definitions and calculations used as a metric in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 24 to the Consolidated Financial Statements.

RONA. Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH’s business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base. RONA is calculated by expressing total Group operating profit as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (including liabilities associated with assets classified as held for sale) as shown on page 211 and detailed in note 1 to the Consolidated Financial Statements, and exclude equity accounted investments and other financial assets, net debt (as previously defined) and tax assets & liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

Organic Revenue, Organic Operating Profit and Organic EBITDA (as defined)*. CRH pursues a strategy of growth through acquisitions and investments, with €1,905 million spent on acquisitions and investments in 2017 (2016: €213 million). Acquisitions completed in 2016 and 2017 contributed incremental sales revenue of €596 million, operating profit of €14 million and EBITDA (as defined)* of €60 million in 2017. Proceeds from divestments and non-current asset disposals amounted to €222 million (net of cash disposed and deferred proceeds) (2016: €283 million). The sales impact of divested activities in 2017 was a negative €204 million and the disposal impact at an operating profit and EBITDA (as defined)* level was a negative €14 million and €21 million respectively.

The euro strengthened against most major currencies during 2017, particularly towards the end of the year resulting in the average euro/ Pound Sterling rate weakening from 0.8195 in 2016 to 0.8767 in 2017 and the US Dollar weakening from an average 1.1069 in 2016 to 1.1297 in 2017. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table on page 26.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA (as defined)* as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.
Organic revenue, organic operating profit and organic EBITDA (as defined)* is arrived at by excluding the incremental revenue, operating profit and EBITDA (as defined)* contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance section on pages 22 to 53, changes in organic revenue, organic operating profit and organic EBITDA (as defined)* are presented as additional measures of revenue, operating profit and EBITDA (as defined)* to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA (as defined)* to the changes in total revenue, operating profit and EBITDA (as defined)* for the Group and by segment, is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 32.

Adjusted Basic Earnings per Ordinary Share. Adjusted basic earnings per Ordinary Share has been used by management as it presents a more accurate picture of the profit attributable to equity holders of the Group, before certain one-off items (net of related tax). Management believes adjusted basic earnings per Ordinary Share provides useful information for investors and allows more meaningful period-to-period comparisons of our operating results. This is a non-GAAP measure as it removes the impact of the one-off past service credit due to changes in the Group’s pension scheme in Switzerland and the one-off benefit of a reduction in the Group’s deferred tax liabilities due to changes in US tax legislation. As these are one-off items, relating to 2017, no comparative information is required.

Revenue from continuing and discontinued operations, EBITDA (as defined)* from continuing and discontinued operations and Operating Profit from continuing and discontinued operations. As detailed in note 2 to the Consolidated Financial Statements, our Americas Distribution segment has been classified as discontinued operations in accordance with IFRS 5. In certain instances throughout the Annual Report and Form 20-F we refer to revenue, EBITDA (as defined)* and operating profit from continuing and discontinued operations. Information presented on this basis is useful to investors as (i) it provides a greater understanding of the Group’s performance and (ii) assists investors in the comparison of the Group’s performance with that of other companies. A reconciliation of each of these measures is detailed in note 1 to the Consolidated Financial Statements and on page 210.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2017

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2017 is as follows:

Contractual Obligations

Payments due by period	Total €m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m
Interest-bearing loans and borrowings (i)	7,950	320	1,252	1,296	5,082
Finance leases	12	3	4	2	3
Estimated interest payments on contractually-committed debt and finance leases (ii)	2,542	284	491	384	1,383
Deferred and contingent acquisition consideration	265	167	63	24	11
Operating leases (iii)	2,191	419	598	364	810
Purchase obligations (iv)	1,295	611	178	117	389
Retirement benefit obligation commitments (v)	34	19	4	3	8
Total	14,289	1,823	2,590	2,190	7,686

(i)	Of the €8.0 billion total gross debt, €0.1 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

(ii)	These interest payments have been estimated on the basis of the following assumptions: (a) no change in variable interest rates; (b) no change in exchange rates; (c) that all debt is repaid as if it falls due from future cash generation; and (d) none is refinanced by future debt issuance.

(iii)	Includes €252 million relating to discontinued operations. See further details in note 29 to the Consolidated Financial Statements.

(iv)	Purchase obligations include contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2017 for capital expenditure are set out in note 14 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

(v)	These retirement benefit commitments comprise the contracted payments related to our pension schemes in the UK and Ireland. See further details in note 28 to the Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

CRH addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2017, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% and 0.5% in floating interest rates or a 5% and 2.5% strengthening/weakening in the US Dollar/euro exchange rate. The US Dollar/euro rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the US. This analysis, set out in note 22 to the Consolidated Financial Statements, is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

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

CRH Annual Report and Form 20-F | 2017

Property, Plants and Equipment

At 16 February 2018, CRH had a total of 2,960 building materials production locations and 684 Merchanting and DIY locations. 1,613 locations are leased, with the remaining 2,031 locations held on a freehold basis.

The significant subsidiary locations as at 31 December 2017 are the cement facilities in the Philippines, Poland, Ukraine, the UK, Romania, Canada, Slovakia, Ireland, Germany, France and Brazil. The clinker (the key intermediate product in the manufacture of cement) capacity for these locations is set out in the table below. Further details on locations and products manufactured are provided in the Business Performance section on pages 22 to 53. None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 127 and in note 14 to the Consolidated Financial Statements on page 152.

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker Capacity (tonnes per hour)
Republic Cement	Philippines	5	613

Grupa Ożarów	Poland	1	342

Podilsky Cement PJSC	Ukraine	1	313

Tarmac	United Kingdom	3	306

CRH Romania	Romania	2	305

CRH Canada	Canada	2	292

CRH Slovakia	Slovakia	2	290

Irish Cement	Ireland	2	288

Opterra	Germany	2	268

Eqiom	France	3	243

CRH Brazil	Brazil	3	200

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

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16 to CRH’s Annual Report on Form 20-F, as filed with the SEC.

CRH Annual Report and Form 20-F | 2017

Mineral Reserves

Activities with Reserves Backing (i)

			Property acreage (hectares) (ii)				% of mineral reserves by rock type
	Physical location	No. of quarries /pits	Owned	Leased	Proven & probable reserves (iii)	Years to depletion (iv)	Hard rock	Sand & gravel	Other	2017 Annualised extraction (v)

Europe Heavyside
	France	3	512	-	91	34	90%	-	10%	2.8
	Germany	3	314	-	158	59	100%	-	-	2.9
	Ireland	2	260	-	208	82	100%	-	-	2.7
	Poland	2	293	-	174	44	93%	6%	1%	4.1
	Romania	6	220	898	242	60	83%	-	17%	4.0
Cement	Serbia	2	54	41	108	155	100%	-	-	0.8
	Slovakia	5	341	48	301	138	92%	-	8%	2.3
	Spain	1	34	-	85	232	100%	-	-	0.4
	Switzerland	3	93	6	23	17	100%	-	-	1.4
	Ukraine	2	240	-	125	43	100%	-	-	2.4
	United Kingdom	6	500	154	273	69	97%	-	3%	4.1

	Finland	111	520	335	146	13	68%	32%	-	10.0
	France	52	638	953	254	30	70%	30%	-	9.0
	Ireland	124	5,182	70	1,114	78	85%	15%	-	15.3
Aggregates	Poland	3	243	10	150	44	92%	8%	-	2.7
	Romania	20	86	344	53	22	96%	4%	-	1.7
	Spain	11	119	64	107	59	99%	1%	-	2.0
	United Kingdom	168	11,964	3,014	1,350	32	84%	16%	-	42.0
	Other	41	333	572	184	20	74%	26%	-	9.0

Lime	Czech Republic, Ireland, Poland, United Kingdom	4	150	10	121	32	100%	-	-	3.7
	Germany	9	341	-	298	43	100%	-	-	7.0

Subtotals		578	22,437	6,519	5,565		88%	10%	2%

Americas Materials
	Brazil	3	1,072	-	166	83	100%	-	-	1.9
Cement	Canada	2	717	-	293	94	100%	-	-	3.1
	United States	5	1,175	19	85	53	100%	-	-	1.6

Aggregates	Canada	41	5,999	431	709	41	82%	18%	-	18.1
	United States	769	45,920	20,222	14,931	103	73%	27%	-	149.9

Subtotals		820	54,883	20,672	16,184		75%	25%	-

Asia
Cement	Philippines	14	2,247	17	222	34	100%	-	-	6.6

Aggregates	Philippines	1	-	17	25	50	100%	-	-	0.6

Subtotals		15	2,247	34	247		100%	-	-

Group totals		1,413	79,567	27,225	21,996		78%	22%	-

(i)	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

(ii)	1 hectare equals approximately 2.47 acres.

(iii)	Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable. All of the proven and probable reserves are permitted and are quoted in millions of tonnes.

(iv)	Years to depletion is based on the average of the most recent three years annualised production.

(v)	Annualised extraction is quoted in millions of tonnes.

CRH Annual Report and Form 20-F | 2017

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

The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2017 other than in business combination activities and specific instances where such review was warranted.

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

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

•	the reserves must be homogeneous deposits based on drill data and/or local geology; and

•	the deposits must be located on owned land or on land subject to lease

None of CRH’s mineral-bearing properties is individually material to the Group.

CRH Annual Report and Form 20-F | 2017

Risk Factors

This section describes the principal risks and uncertainties that could affect the Group’s business. If any of these risks occur, the Group’s business, financial condition, results of operations and prospects could be materially adversely affected.

The risks and uncertainties listed below should be considered in connection with any forward-looking statements in this Annual Report and Form 20-F and the cautionary statements contained in Corporate Governance - Disclaimer/Forward- Looking Statements on page 97.

The Risk Factors have been grouped to focus on key strategic, operational, compliance and financial and reporting risks.

Key Strategic Risk Factors

Industry cyclicality

Risk Factor	Discussion

Description:

The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices.

Impact:

Failure of the Group to respond on a timely basis and/or adequately to unfavourable events may adversely affect financial performance.

The Group’s operating and financial performance is influenced by general economic conditions and the state of the residential, industrial and commercial and infrastructure construction markets in the countries in which it operates.

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the Group’s control, including:

•     the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 8% of annual Group sales revenues in 2017);

•     the performance of the national economies in the countries in which the Group operates, across Europe, Americas and Asia;

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

CRH Annual Report and Form 20-F | 2017

Political and economic uncertainty

Risk Factor	Discussion

Description:

As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainties resulting from the commencement of proceedings for the UK to exit the European Union, in addition to continued instability in Brazil, Philippines and Ukraine, could include political unrest, currency disintegration, strikes, restrictions on repatriation of earnings, changes in law and policies, activism, and civil disturbance and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets.

Impact:

Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Whilst economic trends are on average improving across many of CRH’s markets, the UK’s decision to exit the European Union, together with the effects of unwinding the sustained monetary stimulus in the US, the ECB’s plans to scale back quantitative easing in the Eurozone and ongoing tensions in the Korean peninsula, have collectively contributed to heightened uncertainty, with possible upside and downside economic consequences.

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

•     state-imposed restrictions on repatriation of funds; and

•     the outbreak of armed conflict

The Group also has significant business interests in Ukraine, where the outlook remains uncertain.

Commodity products and substitution

Risk Factor	Discussion

Description:

The Group faces strong volume and price competition across its product lines, stemming from the fact that many of the Group’s products are commodities. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute, or new construction techniques may be devised.

Impact:

Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation, market share, and thus financial performance, may decline.

The competitive environment in which the Group operates can be significantly impacted by general economic conditions in combination with local factors including the number of competitors, the degree of utilisation of production capacity and the specifics of product demand. Many of the Group’s products are commodities and competition in such circumstances is driven largely by price. Across the multitude of largely local markets in which the Group conducts business, downward pricing pressure is experienced from time to time, and the Group may not always be in a position to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher sale prices.

The cement business, in particular, is capital intensive resulting in significant fixed and semi-fixed costs. The Group’s profits are therefore sensitive to changes in volume, which is driven by highly competitive markets, and impacted by ongoing capital expenditure needs.

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

CRH Annual Report and Form 20-F | 2017

Key Strategic Risk Factors - continued

Reserves availability and planning

Risk Factor	Discussion

Description:

Certain of the Group’s businesses require long-term reserves backing necessitating detailed utilisation planning. Appropriate reserves are an increasingly scarce commodity and licences and/or permits are required to enable operation. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production.

Impact:

Failure by the Group to plan adequately for depletion may result in sub-optimal or uneconomic utilisation giving rise to unplanned capital expenditure or acquisition activity, lower financial performance and the need to obtain new licences and/or permits to operate. Operating entities may fail to obtain or renew or may experience material delays in securing the requisite government approvals, licences and permits for the conduct of business.

Continuity of the cash flows derived from the production and sale of the related heavyside materials and products is dependent on satisfactory reserves planning and on the presence of appropriate long-term arrangements for replacement. There can be no assurance that the required licences and permits will be forthcoming at the appropriate juncture or that relevant operating entities will continue to satisfy the many terms and conditions under which such licences and permits are granted. The failure to plan adequately for current and future utilisation or to ensure ongoing compliance with the requirements of issuing authorities could lead to withdrawal of the related licence or permit and consequential disruption to operations.

Business portfolio management: acquisition and divestment activity

Risk Factor	Discussion

Description:

Growth through acquisition and active management of the Group’s business portfolio are key elements of the Group’s strategy with the Group’s balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions.

In addition, the Group may be liable or remain liable for the past acts, omissions or liabilities of companies or businesses it has acquired or divested.

Impact:

The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), divest non-core or underperforming entities, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses, retain key staff and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, or remains liable in cases of divestment, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition or divestment.

The Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions, largely in existing markets, supplemented from time to time by larger strategic acquisitions into new markets or new building products. In addition, as part of its ongoing commitment to active portfolio management, the Group may, from time to time, divest businesses which are evaluated to be non-core or underperforming.

The realisation of the Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. In addition, situations may arise where the Group may be liable for the past acts or omissions or liabilities of companies acquired, or remains liable in cases of divestment; for example, the potential environmental liabilities addressed under the “Sustainability, Corporate Social Responsibility and Climate Change” Risk Factor on page 222.

The Group’s ability to realise the expected benefits from acquisition activity depends, in large part, on its ability to integrate newly-acquired businesses in a timely and effective manner. Even if the Group is able to acquire suitable companies, it still may not achieve the growth synergies or other financial and operating benefits it expected to achieve, and the Group may incur write-downs, impairment charges or unforeseen liabilities that could negatively affect its operating results or financial position or could otherwise harm the Group’s business. Further, integrating an acquired business, product or technology could divert management time and resources from other matters.

CRH Annual Report and Form 20-F | 2017

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

Impact:

These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

Due to the absence of full control of joint ventures and associates, important decisions such as the approval of business plans and the timing and amount of cash distributions and capital expenditures, for example, may require the consent of partners or may be approved without the Group’s consent. In addition, the lack of controlling interest may give rise to the non-realisation of operating synergies and lower cash flows than anticipated at the time of investment, thereby increasing the likelihood of impairment of goodwill or other assets.

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

Human resources and talent management

Risk Factor	Discussion

Description:

Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised organisation may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategic objectives of value creation and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions; these risks could include strikes and increased wage demands.

Impact:

In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives.

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the Group’s strategy and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied.

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

CRH Annual Report and Form 20-F | 2017

Key Operational Risk Factors

Sustainability, corporate social responsibility and climate change

Risk Factor	Discussion

Description:

The Group is subject to stringent and evolving laws, regulations, standards and best practices from a sustainability perspective. The Group’s use of the term “sustainability” comprises Health & Safety management (i.e. embedding a culture of safety and ensuring safe working environments), conducting business with integrity, protecting the environment, preparing for and managing the impact of climate change on business activities, managing stakeholders, attaining strong social performance credentials and, lastly, using the foregoing to generate innovation and other business opportunities to create value. Against this backdrop, the nature of the Group’s activities pose or create certain inherent risks, responsibility for which is vested with operating entity management, Group and Divisional management and the Board of Directors.

Impact:

Non-adherence to the many laws, regulations, standards and best practices in the sustainability arena may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s business, results of operations, financial condition and/or prospects. Failure to leverage innovation and other sustainability initiatives may shorten product life cycles or give rise to early product obsolescence thus impairing financial performance and/or future value creation. In addition, the failure to embed sustainability principles across the Group’s businesses and in the Group’s strategy may lead to adverse investor sentiment or reduced investor interest in CRH plc’s Ordinary Shares.

The Group is subject to a broad and increasingly stringent range of existing and evolving laws, regulations, standards and best practices with respect to governance, the environment, Health & Safety and social performance in each of the jurisdictions in which it operates giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of its operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in conducting business in the building materials sector and the impact of future developments in these respects on the Group’s activities, products, operations, profitability and cash flows cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future or that material limitations on the development of its operations will not arise.

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

The impact of climate change may over time affect the operations of the Group and the markets in which the Group operates. This could include acute and chronic changes in weather, technological development, policy and regulatory change, and market and economic responses. Efforts to address climate change through laws and regulations, for example by requiring reductions in emissions of greenhouse gases (GHGs), can create economic risks and uncertainties for the Group’s businesses. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for the Group’s goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view the impact of climate change emissions as a financial risk, this could have a material adverse effect on the cost of and access to capital.

CRH Annual Report and Form 20-F | 2017

Operational continuity

Risk Factor	Discussion

Description:

The Group’s operating entities are subject to a wide range of operating risks and hazards including climatic conditions such as floods and hurricanes/ cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime.

Impact:

The occurrence of a significant adverse event could lead to prolonged disruption of business activities and, as a result, could have a material impact on the business, results of operations, financial condition or prospects of the Group.

Responsibility for business continuity management is vested in operating entity management throughout the Group to ensure that the circumstances likely to give rise to material operational disruption are addressed in a manner appropriate to the relevant operating entity.

The insurance coverage provided for operating entities includes property damage and business interruption, public and products liability/general liability, employers’ liability/ workers’ compensation, environmental impairment liability, automobile liability and directors’ and officers’ liability. Adequate coverage at reasonable rates is not always commercially available to cover all potential risks and no assurance can be given that the insurance arrangements in place would be sufficient to cover all losses or liabilities to which the Group might be exposed.

As at 31 December 2017, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €292 million (2016: €286 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

Information technology and security/cyber

Risk Factor	Discussion

Description:

The Group is dependent on the employment of advanced information systems (digital infrastructure, applications and networks) to support its business activities, and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion.

Impact:

Should a security breach or other incident materialise, it could lead to interference with production processes, manipulation of financial data, the theft of private data or intellectual property, misappropriation of funds, or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

Security and cyber incidents are becoming increasingly sophisticated and are continually evolving. Our systems for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protection measures or to investigate and remediate any vulnerability to cyber incidents. Such attacks may result in interference with production software, corruption or theft of sensitive data, manipulation of financial data accessible through digital infrastructure, or reputational losses as a result of misrepresentation via social media and other websites. There can be no assurance that future attacks will not be successful due to their increasing sophistication and the difficulties in detecting and defending against them in a timely fashion.

CRH Annual Report and Form 20-F | 2017

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

Impact:

Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, including the withdrawal of operating licences, and may inflict reputational damage.

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

CRH Annual Report and Form 20-F | 2017

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

Interest rate and leverage risks: The Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. As at 31 December 2017, the Group had outstanding net indebtedness of approximately €5.8 billion (2016: €5.3 billion). Following recent acquisition activity, the Group has significant outstanding indebtedness, which may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This high level of indebtedness could give rise to the Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the Group’s level of indebtedness may give rise to a general increase in interest rates borne and there can be no assurance that the Group will not be adversely impacted by increases in borrowing costs in the future.

The prescribed minimum PBITDA/net interest (all as defined in the relevant agreements as discussed in note 24 to the Consolidated Financial Statements) cover ratio, which is the Group’s principal financial covenant, is 4.5 times and the prescribed minimum net worth, which is the Group’s other financial covenant, is €6.2 billion. For the year ended 31 December 2017, PBITDA/net interest was 11.6 times on a total Group basis (2016:10.1 times) and the Group’s net worth on a total Group basis was €16.6 billion (2016: €16.4 billion).

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

The Group holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2017, totalled €2.1 billion (2016: €2.4 billion). In addition to the above, the Group enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2017 were €64 million and €14 million respectively (2016: €76 million and €32 million respectively). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the US) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2017, this balance was €0.8 billion (2016: €0.8 billion). In the business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

CRH Annual Report and Form 20-F | 2017

Key Financial and Reporting Risk Factors - continued

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity) - continued

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

For additional information on the above risks see note 22 to the Consolidated Financial Statements.

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

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for future compensation levels, future labour market conditions and anticipated inflation; (iii) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed on pages 175 to 180. A prolonged period of financial market instability or other adverse changes in the assumptions mentioned above would have an adverse impact on the valuations of pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating remediation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the contracted payments disclosure on page 214. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets or other adverse changes in the assumptions mentioned above.

CRH Annual Report and Form 20-F | 2017

Taxation charge and balance sheet provisioning

Risk Factor	Discussion

Description:

The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice.

Impact:

Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate. The final determination of tax audits or tax disputes may be different from that which is reflected in the Group’s historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

The Group’s income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition of deferred tax assets also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods to conclude, the resolution of which is often not within its control. Although management believes that the estimates included in the Consolidated Financial Statements and the Group’s tax return positions are reasonable, there can be no assurance that the final outcome of these matters will not differ from estimates reflected in the Group’s historical income tax provisions and accruals.

As a multinational corporation, the Group is subject to various taxes in all jurisdictions of operation. Due to economic and political conditions, tax rates in these jurisdictions may be subject to significant change. For example, the recent US Tax Cuts and Jobs Act has made significant changes to the US tax rules. The Group’s future effective income tax rate could be affected (positively or negatively) by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or changes in tax laws or their interpretation.

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

Given the geographic diversity of the Group, a significant proportion of its revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollar, Canadian Dollar, Swiss Franc, Polish Zloty, Philippine Peso and Pound Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2017, see the Business Performance section commencing on page 22 and note 22 to the Consolidated Financial Statements.

Goodwill impairment

Risk Factor	Discussion

Description:

Significant under-performance in any of the Group’s major cash generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A write-down of goodwill could have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 15 to the Consolidated Financial Statements on pages 153 to 156.

While a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2017 would have resulted in a charge to income and a reduction in equity of €6.9 billion (2016: €7.4 billion).

CRH Annual Report and Form 20-F | 2017

Corporate Governance Practices - NYSE

Compliance Statement

Non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE. In common with companies listed on the ISE and the LSE, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and the ISE; and (c) the 2016 UK Corporate Governance Code, which is appended to the listing rules of the LSE and ISE.

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of

31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

*	In accordance with Section 167(7) of the Companies Act 2014.

CRH Annual Report and Form 20-F | 2017

As permitted by the SEC, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2017. These acquisitions, which are listed in note 31 to the Consolidated Financial Statements, constituted 6.4% of total assets and 10.6% of net assets, as of 31 December 2017 and 1.9% and (0.1%) of revenue (from continuing and discontinued operations) and Group profit for the financial year, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2017, the Company’s internal control over financial reporting is effective.

Our auditors, EY, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2017, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 119.

Changes in Internal Control over Financial Reporting

During 2017, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report and Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Acquisitions excluded from the 2016 assessment of internal control over financial reporting were all successfully integrated into the CRH internal control systems in 2017.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2017. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

Code of Business Conduct

The CoBC, together with its supporting policies, sets out the guiding business principles and core values of the CRH Group. The Code complies with the applicable code of ethics regulations of the SEC arising from the Sarbanes-Oxley Act and it also reinforces the fundamental CRH principle that “there is never a good business reason to do the wrong thing”. The CoBC is applicable to all employees of the CRH Group including the Chief Executive and senior financial officers. The Code promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; and sets out the requirements for compliance with applicable governmental laws, rules and regulations.

CRH Annual Report and Form 20-F | 2017

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

•     promote environmentally driven product innovation and new business opportunities and;

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

Addressing Climate Change

CRH has evaluated the risks and opportunities arising from climate change and has put in place a management strategy. In striving to reduce its emissions, CRH delivers carbon, energy and financial efficiencies for its businesses and helps to address climate change on a societal level. There is a focus on reducing the carbon footprint of products during manufacture and on increasing their contribution to reducing emissions during their lifetime. There are value creation opportunities for the Group, including opportunities for sales of products aimed at climate adaptation, such as sustainable drainage systems, flood defences, and more resilient structures. CRH is a core member of the Cement Sustainability Initiative (CSI) of the World Business Council for Sustainable Development (WBCSD). The CSI is a voluntary initiative by the world’s major cement producers, promoting greater sustainability in the cement industry.

Having achieved its initial CO2 reduction commitment three years ahead of target in 2012, CRH has pledged a 25% reduction in specific net CO2 cement plant emissions by 2020, compared with 1990 levels. The Group is progressing successfully towards achieving this commitment, which is supported by a strategic investment programme and covers a defined portfolio of Group cement plants.

Through its membership of the CSI of the WBCSD and regional industry associations including the European Cement Association (CEMBUREAU) and the European Lime Association (EuLA) in Europe and the National Asphalt Pavement Association (NAPA) and the Portland Cement Association (PCA) in the US, CRH is actively involved in global and regional discussions on the climate change agenda. Relevant facilities in Europe operate within the European Union Emission Trading Scheme for Greenhouse Gas emissions through actively implementing carbon reduction strategies. Relevant facilities in Canada comply with relevant “cap and trade” schemes. CRH has endorsed the WBCSD Low Carbon Technology Partnership Initiative (LCTPi), a statement of ambition, which seeks a reduction in global cement CO2 emissions in the range of 20-25% by 2030.

CRH acknowledges the “Paris Climate Agreement” to limit global temperature rise to 2oC (with efforts towards 1.5oC), made at the 21st

Conference of the Parties (COP) to the United Nations Framework Convention on Climate Change (UNFCCC) in 2015. CRH has implemented capital expenditure programmes in its cement operations to reduce carbon emissions in the context of international and national commitments to reduce greenhouse gas emissions. The European Union has binding targets to reduce greenhouse gases, on 1990 levels, by 20% by 2020 and by 40% by 2030. In addition, the European Commission has suggested an objective to reduce emissions by 80% by 2050 compared to 1990. Achieving such reductions would represent a significant extra constraint on cement operations in Europe. US federal, state and local laws continue to develop to address carbon emissions. The Group may incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented in the US; depending on the scope of the legislation, this could significantly impact certain operations in the US. As of 16 February 2018, the Group is not aware of any schemes that would materially affect its US operations, however, we are continuously monitoring developments in regulations.

Possible Environmental Liabilities

At 16 February 2018, there were no material pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.

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

CRH Annual Report and Form 20-F | 2017

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Act of Ireland 2014. The Group’s worldwide headquarters is located in Dublin, Ireland. Our principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and our US agent is Oldcastle, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338.

The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates. From Group headquarters, a small team of executives exercises strategic control over our decentralised operations.

CRH plc is a leading global diversified building materials group employing 85,000 people at over 3,600 operating locations in 32 countries worldwide.

CRH is the second largest building materials company worldwide and the largest in North America. The Group has leadership positions in Europe, where it is the largest heavyside materials business, as well as established strategic positions in the emerging economic regions of Asia and South America.

In the detailed description of the Group’s business on pages 22 to 53, estimates of the Group’s various aggregates and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

A listing of the principal subsidiary undertakings and equity accounted investments is contained on pages 246 to 251.

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

In 2015, the Swiss Competition Commission imposed fines on the Association of Swiss Wholesalers of the Sanitary Industry and on major Swiss wholesalers including certain Swiss CRH subsidiaries; the fine attributable to these subsidiaries was CHF34 million. While the Group remains of the view that the fine is unjustified and it has appealed to the Swiss Federal Appeals Court, a provision of €29 million (2016: €32 million) is recorded in the Group’s Consolidated Balance Sheet.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 6 to the Consolidated Financial Statements on page 143. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 47% of full-year 2017 (2016: 47%), while EBITDA (as defined)* for the first six months of 2017 represented 36% of the full-year out-turn (2016: 36%).

Significant Changes

In August 2017, the Group entered into a sales agreement with Beacon Roofing Supply Inc. to dispose of its 100% holding in Allied Building Products, the trading name of our Americas Distribution segment, for a consideration of US$2.6 billion. The transaction closed on 2 January 2018. See further details in note 2 to the Consolidated Financial Statements.

In 2017, we reached an agreement with the Board of Ash Grove Cement to acquire a significant portfolio of cement and other materials assets. This deal is due to close in 2018.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

231

SCHRAUWEN
SANITAIR EN VERWARMING

Schrauwen, part of the Sanitary, Heating, and Plumbing (SHAP) platform in CRH's Europe Distribution Division, opened a new distribution centre in Herentals, Belgium in 2017. The warehousing facility provides spaces for over 10,000 pallets, allowing Schrauwen to improve product availability and scale-up customer fulfilment in Northern Belgium.

233

CRH Annual Report and Form 20-F | 2017

Stock Exchange Listings

CRH has a premium listing on the LSE and a secondary listing on the ISE.

ADSs, each representing one Ordinary Share, are listed on the NYSE. The ADSs are evidenced by ADRs issued by The Bank of New York Mellon (the ‘Depositary’) as Depositary under an

Amended and Restated Deposit Agreement dated

28 November 2006. The ticker symbol for the ADSs on the NYSE is CRH.

The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Ordinary Shares in euro on the ISE and in Pound Sterling on the LSE from 2013 through 16 February 2018. The table also sets forth, for the same periods, the high and low closing sale prices for the ADSs on the NYSE.

	Pound Sterling per Ordinary Share		euro per Ordinary Share		US Dollars per ADS
	High	Low	High	Low	High	Low
Calendar Year
2013	£16.17	£12.15	€19.30	€14.68	$26.26	$19.56
2014	£17.88	£12.66	€21.82	€15.86	$29.72	$20.47
2015	£19.80	£14.71	€28.09	€18.73	$30.95	$22.51
2016	£28.30	£16.37	€32.96	€21.00	$35.18	$23.72
2017	£29.20	£25.30	€34.53	€28.48	$37.86	$33.41

2016
First Quarter	£19.86	£16.37	€26.37	€21.00	$28.47	$23.72
Second Quarter	£21.85	£19.40	€27.47	€23.32	$31.49	$26.54
Third Quarter	£26.07	£20.96	€30.90	€24.52	$34.04	$27.64
Fourth Quarter	£28.30	£25.51	€32.96	€28.65	$35.18	$31.60

2017
First Quarter	£28.98	£26.67	€34.03	€31.44	$36.59	$33.41
Second Quarter	£29.20	£26.14	€34.53	€30.98	$37.76	$33.42
Third Quarter	£28.37	£26.25	€32.28	€28.48	$37.86	$34.02
Fourth Quarter	£28.61	£25.30	€32.47	€28.54	$37.58	$33.87

Recent Months
September 2017	£28.37	£26.40	€32.28	€29.09	$37.86	$34.78
October 2017	£28.61	£27.23	€32.47	€30.49	$37.58	$35.81
November 2017	£28.04	£25.66	€31.75	€28.95	$36.79	$34.63
December 2017	£26.63	£25.30	€30.06	€28.54	$36.09	$33.87
January 2018	£27.70	£26.12	€31.55	€29.73	$38.96	$36.09
February 2018 (through 16 February 2018)	£25.75	£23.80	€29.44	€26.76	$36.88	$33.19

Additional share price data
		2017			2016
	LSE	ISE	NYSE	LSE	ISE	NYSE
Share price at 31 December	£26.57	€29.96	$36.09	£28.30	€32.96	$34.38
Market capitalisation	£22.3bn	€25.1bn	$30.3bn	£23.6bn	€27.4bn	$28.6bn

For further information on CRH shares see note 30 to the Consolidated Financial Statements.

CRH Annual Report and Form 20-F | 2017

Ownership of Ordinary Shares

Shareholdings as at 31 December 2017
	Number of shares
Geographic location (i)	held ‘000s	% of total

United Kingdom	269,047	32.07

North America	212,702	25.35

Europe/Other	171,900	20.49

Retail	156,267	18.63

Ireland	28,988	3.45

Treasury (ii)	54	0.01

	838,958	100

(i)	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

(ii)	As detailed in note 30 to the Consolidated Financial Statements.

			Number
	Number of	% of	of shares	% of
Holdings	shareholders	total	held ‘000s	total

1 - 1,000	14,583	60.15	4,618	0.55

1,001 - 10,000	7,689	31.71	22,801	2.72

10,001 - 100,000	1,408	5.81	43,626	5.20

100,001 - 1,000,000	427	1.76	140,608	16.76

Over 1,000,000	139	0.57	627,305	74.77

	24,246	100	838,958	100

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights.

As at 28 February 2018, the Company had received notification of certain interests in its Ordinary Share capital that were equal to, or in excess of, 3%. These interests are presented in Corporate Governance – Substantial Holdings on page 70.

Purchases of Equity Securities by the Issuer and Affiliated Persons

2017
Month	Number purchased	Price

March	90,971	€33.21

July	179	€33.33

November	1,673	€31.40

November	3,960	€31.51

2016
Month	Number purchased	Price

March	81,457	€24.38 (i)

August	86,464	€29.80 (i)

(i)	Shares were purchased in Stg£ at a price of £18.88 and £25.46 respectively per share.

Other than the above, there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2017.

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

CRH Annual Report and Form 20-F | 2017

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

The below table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per ADS using the FRB Noon Buying Rate on the date of payment. An interim dividend of 19.2c was paid in respect of Ordinary Shares on 3 November 2017. The final dividend, if approved at the forthcoming AGM of shareholders to be held on 26 April 2018, will be paid on 4 May 2018 to shareholders on the Register of Members as at the close of business on 9 March 2018 and will bring the full-year dividend for 2017 to 68.0c. The proposed final dividend has been translated using the FRB Noon Buying Rate on 16 February 2018.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Link Asset Services (the ‘Registrars’). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from the Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in the Republic of Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to their bank account, by electronic funds transfer, can do so by logging on to www.signalshares.com (formerly www. capitashareportal.com), selecting CRH and registering for the share portal (the ‘Share Portal’). Shareholders should note that they will need to have their Investor Code (found on their share certificate), and follow the instructions online to register.

Alternatively shareholders can complete a paper dividend mandate form and submit it to the Registrars. A copy of the form can be obtained by logging onto the Registrar’s share portal and following the instructions as set out under Registrars on page 243. Tax vouchers will continue to be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Pound Sterling and US Dollars to shareholders whose shares are not held in the CREST system (see page 235) and whose address, according to the Share Register, is in the UK and the US respectively, unless they require otherwise.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on

5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

Shareholders have the option of taking their dividend in the form of shares under the Company’s Scrip Dividend Scheme.

	euro cent per Ordinary Share				Translated* into US cents per ADS
Years ended 31 December	Interim	Final		Total	Interim	Final		Total

2013	18.50	44.00		62.50	25.52	60.54		86.06

2014	18.50	44.00		62.50	23.45	49.46		72.91

2015	18.50	44.00		62.50	19.88	50.25		70.13

2016	18.80	46.20		65.00	20.91	50.80		71.71

2017	19.20	48.80	(i)	68.00	22.30	60.72	(i)	83.02

(i)	Proposed

*	At the FRB Noon Buying Rate on the date of payment

CRH Annual Report and Form 20-F | 2017

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

Options granted under the 2000 Share Option Schemes vested when EPS growth exceeded the growth on the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of options.

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

At 28 February 2018, 679,312 Ordinary Shares have been issued* pursuant to the 2010 Savings-related Share Option Schemes to date.

Share Participation Schemes

At the AGM on 13 May 1987, shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes.

At 28 February 2018, 7,862,416 Ordinary Shares have been issued* pursuant to the Share Participation Schemes.

2014 Performance Share Plan

The 2014 Performance Share Plan was approved by shareholders at the AGM on 7 May 2014. It replaces the 2010 Share Option Schemes and the 2006 Performance Share Plan. See the 2017 Directors’ Remuneration Report on page 84 for more details.

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

CRH Annual Report and Form 20-F | 2017

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

Fees and direct and indirect

payments made by the

Depositary to the Company

Category of expense reimbursed to the Company	Amount reimbursed for the year ended
31 December 2017

New York Stock Exchange listing fees	US$65,000

Investor relations expenses	US$41,460

Total	US$106,460

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2017:

Category of expense waived or paid	Amount reimbursed for the year ended
directly to third parties	31 December 2017

Printing, distribution and administration costs paid directly to third parties in connection with United States shareholder communications and Annual General Meeting related expenses in connection with the American Depositary Share programme	US$2,989

Total	US$2,989

The Depositary has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2017 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of US$109,449. This table sets forth the category of expense that the Depositary has agreed to reimburse to the Company and the amounts reimbursed for the year ended 31 December 2017.

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS programme and has paid certain expenses directly to third parties on behalf of the Company.

Under certain circumstances, including removal of the Depositary or termination of the ADS programme by the Company before November 2021, the Company is required to repay the Depositary, up to a maximum of US$250,000, the amounts waived, reimbursed and/or expenses paid by the Depositary to or on behalf of the Company.

CRH Annual Report and Form 20-F | 2017

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

For US federal income tax purposes, and subject to the passive foreign investment company (PFIC) rules discussed below, US holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the US holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Any Irish tax withheld from this dividend payment must be included in this gross amount even though the amount withheld is not in fact received. Dividends paid to non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains provided certain holding period requirements are met. Dividends the Company pays with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

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

For foreign tax credit limitation purposes, dividends the Company pays with respect to Ordinary Shares or ADSs will generally be income from sources outside the US, and will, depending on your circumstances, generally be “passive” income for purposes of computing the foreign tax credit allowable to a US holder.

CRH Annual Report and Form 20-F | 2017

Taxation - continued

Subject to certain limitations, the Irish tax withheld in accordance with the Income Tax Treaty and paid over to the Republic of Ireland will be creditable or deductible against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Any Irish tax withheld from distributions will not be eligible for a foreign tax credit to the extent an exemption from the tax withheld is available to the US holder.

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

Directors who are in any way, whether directly or indirectly, interested in contracts or other arrangements with CRH must declare the nature of their interest at a meeting of the Directors, and, subject to certain exemptions, may not vote in respect of any contract or arrangement or other proposal whatsoever in which they have any material interest other than by virtue of their interest in shares or debentures in the Company. However, in the absence of some other material interest not indicated below, a Director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution concerning the following matters:

•	the giving of security or indemnity with respect to money lent or obligations taken by the Director at the request or for the benefit of the Company;

•	the giving of security or indemnity to a third party with respect to a debt or obligation of the Company which the Director has assumed responsibility for under a guarantee, indemnity or the giving of security;

CRH Annual Report and Form 20-F | 2017

Memorandum and Articles of Association - continued

•	any proposal in which the Director is interested concerning the underwriting of Company shares, debentures or other securities;

•	any other proposal concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder or otherwise) provided that the Director is not the holder of 1% or more of the voting interest in the shares of such company; and

•	proposals concerning the modification of certain retirement benefits under which the Director may benefit and which have been approved or are subject to approval by the Irish Revenue Commissioners

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

Preference Shares

Details of the 5% and 7% ‘A’ Cumulative Preference Shares are disclosed in note 30 to the Consolidated Financial Statements.

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

2018 Changes

At the AGM to be held on 26 April 2018, the approval of shareholders will be sought for a proposed change to the Memorandum and Articles of Association, as follows:

Resolution 13 is a special resolution, which, if approved, will provide the Directors with important flexibility regarding the mechanism for setting the price for scrip dividend offers. Under the existing provisions of Article 137(b)(ii) the scrip price must be set by reference to the average price of an Ordinary Share on each of the first three business days on which the Ordinary Shares are quoted “ex” the relevant dividend. There can be circumstances where setting the price using this methodology may not be appropriate or in the best interests of shareholders. In such situations the only option currently open to the Board is to not make or cancel a scrip offer. The amendment will also provide the Board with flexibility in relation to the way in which the scrip dividend alternative plan is operated.

CRH Annual Report and Form 20-F | 2017

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

CRH Website

Information on or accessible through our website, www.crh.com, other than the item identified as the Annual Report and Form 20-F, does not form part of and is not incorporated into the Company’s Annual Report on Form 20-F as filed with the SEC (the ‘Form 20-F’). References in this document to other documents on the CRH website, such as the CRH Sustainability Report, are included only as an aid to their location and are not incorporated by reference into the Form 20-F. The Group’s website provides the full text of the Form 20-F, which is filed annually with the SEC, interim reports, trading updates, copies of presentations to analysts and investors and circulars to shareholders. News releases are made available in the News & Events section of the website, immediately after release to the Stock Exchanges.

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2018 AGM electronically by accessing the Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the AGM.

Registrars

Enquiries concerning shareholdings should be addressed to the Registrars:

Link Asset Services

(formerly Capita Asset Services),

P.O. Box 7117,

Dublin 2, Ireland.

Telephone: +353 (0) 1 553 0050

Fax: +353 (0) 1 224 0700

Website: www.linkassetservices.com

Shareholders with access to the internet may check their accounts by logging onto www.signalshares.com (formerly www. capitashareportal.com), selecting CRH plc and registering for the share portal. Shareholders should note that they will need to have their Investor Code (found on their share certificate) and follow the instructions online to register. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, appoint proxies electronically and download standard forms required to initiate changes in details held by the Registrars. Shareholders will need to register for a User ID before using some of the services.

Financial Calendar

Announcement of final results for 2017	1 March 2018

Ex-dividend date	8 March 2018

Record date for dividend	9 March 2018

Latest date for receipt of scrip forms	18 April 2018

Annual General Meeting	26 April 2018

Dividend payment date and first day of dealing in scrip dividend shares	4 May 2018

Further updates to the calendar can be found on www.crh.com

American Depositary Receipts

The ADR programme is administered by the Bank of New York Mellon and enquiries regarding ADRs should be addressed to:

BNY Mellon Shareowner Services,

P.O. Box 505000, Louisville,

KY 40233-5000, U.S.A.

Telephone: Toll Free Number

US residents: 1-888-269-2377

International: +1 201-680-6825

E-mail: shrrelations@cpushareownerservices.com Website: www.mybnymdr.com

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

Documents on Display

It is possible to read and copy documents referred to in this Form 20-F, that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and, for most recent CRH periodic filings only, at the web site maintained by the SEC at www.sec.gov.

243

Surfacing work undertaken by Idaho Materials & Construction (IMC), part of CRH Americas Materials Division on a section of Interstate 84 (I-84) between Nampa and Caldwell, Idaho. Recent harsh winters caused the original surface to deteriorate and IMC completed a fast-track project that included milling out the existing surface, inlaying a base course and overlaying approximately 15km of highway.

Other Information

Principal Subsidiary Undertakings	246

Principal Equity Accounted Investments	251

Exhibits	252

Cross Reference to Form 20-F Requirements	253

Index	254

Signatures	256

CRH Annual Report and Form 20-F | 2017

Principal Subsidiary Undertakings

as at 31 December 2017

Europe Heavyside

Incorporated		% held	Products and services
and operating in

	Douterloigne N.V.	100	Concrete floor elements, pavers and blocks

	Ergon N.V.	100	Precast concrete and structural elements

	Oeterbeton N.V.	100	Precast concrete

Belgium	Prefaco N.V.	100	Precast concrete structural elements

	Remacle S.A.	100	Precast concrete products

	Schelfhout N.V.	100	Precast concrete wall elements

	VVM N.V.	100	Cement transport and trading, readymixed concrete, clinker grinding

	Northstone (NI) Limited (including Farrans	100	Aggregates, readymixed concrete, mortar, coated macadam,

	Construction Limited, Materials and Cubis divisions)		rooftiles, building and civil engineering contracting

	Premier Cement Limited	100	Marketing and distribution of cement

Britain & Northern Ireland	Tarmac Aggregates Limited Tarmac Building Products Limited	100 100	Aggregates, asphalt, readymixed concrete and contracting Building products

	Tarmac Cement and Lime Limited	100	Cement and lime

	Tarmac Trading Limited	100	Aggregates, asphalt, cement, readymixed concrete and contracting

Czech Republic	Vapenka Vitosov s.r.o	75	Production of lime and lime products

Denmark	Betongruppen RBR A/S CRH Concrete A/S	100 100	Concrete paving manufacturer Structural concrete products

Finland	Finnsementti Oy Rudus Oy	100 100	Cement Aggregates, readymixed concrete and concrete products

	Eqiom	99.99	Aggregates, asphalt, cement and readymixed concrete

	L’industrielle du Béton S.A.*	100	Structural concrete products

France & La Réunion	Stradal Teralta Ciment Reunion*	100 82.90	Utility and infrastructural concrete products Cement

	Teralta Granulat Beton Reunion*	93.33	Aggregates, readymixed concrete

	Fels Holding Company GmbH	100	Holding company

	Fels Netz GmbH	100	Logistics and owned railway infrastructure operator

Germany	Fels Vertriebs und Service GmbH & Co. KG.	100	Lime and limestone, development of new products

	Fels-Werke GmbH	100	Production and sale of lime and limestone

	Opterra GmbH	100	Cement

Hungary	CRH Magyarország Kft. Ferrobeton Beton-és Vasbetonelem gyártó Zrt.	100 100	Cement and readymixed concrete Precast concrete structural elements

	Clogrennane Lime Limited	100	Burnt and hydrated lime

	Irish Cement Limited	100	Cement

Ireland	Roadstone Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing

	Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements

	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates

Netherlands	CRH Structural Concrete B.V.	100	Precast concrete structural elements

	Dycore B.V.	100	Concrete flooring elements

CRH Annual Report and Form 20-F | 2017

Europe Heavyside

Incorporated		% held	Products and services
and operating in

	Bosta Beton Sp. z o.o.	90.30	Readymixed concrete

	Drogomex Sp. z o.o.*	99.94	Asphalt and contract surfacing

	Grupa Ożarów S.A.	100	Cement

Poland	Grupa Silikaty Sp. z o.o.	99.19	Sand-lime bricks

	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing

	Trzuskawica S.A.	100	Production of lime and lime products

	CRH Agregate Betoane S.A.	98.59	Readymixed concrete

Romania	CRH Ciment (Romania) S.A.	98.62	Cement

	Elpreco S.A.	100	Architectural concrete products

	Ferrobeton Romania SRL	100	Structural concrete products

Russia	LLC Fels Izvest	100	Production of lime and lime products

Serbia	CRH (Srbija) d.o.o.	100	Cement

Slovakia	CRH (Slovensko) a.s.	99.70	Cement and readymixed concrete

Spain	Beton Catalan S.A. Cementos Lemona S.A.	100 98.75	Readymixed concrete Cement

Switzerland	JURA-Holding AG	100	Cement, aggregates and readymixed concrete

Ukraine	LLC Cement* PJSC Mykolaivcement Podilsky Cement PJSC	100 99.27 99.60	Cement and clinker grinding Cement Cement

Europe Lightside

Australia	Ancon Building Products Pty Ltd	100	Construction accessories

	Plakabeton N.V.	100	Construction accessories

Belgium	Marlux N.V.	100	Concrete paving and landscaping products

	Stradus Infra N.V.	100	Concrete paving and landscaping products

	Ancon Limited	100	Construction accessories

Britain & Northern Ireland	Anchor Bay Construction Products Limited* CRH Fencing & Security Group (UK) Limited	100 100	Construction accessories Security fencing

	Security Windows Shutters Limited	100	Physical security, industrial and garage doors, roofing systems

France	Plaka Group France S.A.S. Marlux	100 100	Construction accessories Concrete paving manufacturer

	Alulux GmbH*	100	Roller shutter and awning systems

	EHL AG	100	Concrete paving and landscape walling products

	ERHARDT Markisenbau GmbH*	100	Roller shutter and awning systems

Germany	Halfen GmbH	100	Construction accessories

	Heras Deutschland GmbH	100	Security fencing and access control

	Tenbrink Rolladensysteme GmbH	100	Roller shutter and awning systems

CRH Annual Report and Form 20-F | 2017

Principal Subsidiary Undertakings - continued

as at 31 December 2017

Europe Lightside - continued

Incorporated		% held	Products and services
and operating in

Ireland	Cubis Industries Limited	100	Supplier of access chambers and ducting products

	B.V. Aluminium Verkoop Zuid	100	Roller shutter and awning systems

Netherlands	Heras B.V.	100	Security fencing and perimeter protection

	Struyk Verwo Groep B.V.	100	Concrete paving products

Poland	Polbruk S.A.	100	Concrete paving products

Slovakia	Premac, spol. s.r.o.	100	Concrete paving and floor elements

Sweden	Heras Stängsel AB	100	Security fencing

Switzerland	F.J. Aschwanden AG*	100	Construction accessories

United States	Halfen USA Inc.	100	Construction accessories

Europe Distribution

Austria	Quester Baustoffhandel GmbH	100	Builders merchants

	Creyns N.V.	99.36	Builders merchants

	BMB Bouwmaterialen BVBA	100	Builders merchants

	Lambrechts N.V.	100	Builders merchants

Belgium	Sax Sanitair N.V.	100	Sanitary ware, heating and plumbing

	Schrauwen Sanitair en Verwarming N.V.	100	Sanitary ware, heating and plumbing

	Van Den Broeck BVBA	100	Builders merchants

	Van Neerbos België N.V.	100	DIY stores

	CRH Ile-de-France Distribution*	100	Builders merchants

France	CRH Normandie Distribution	100	Builders merchants

	CRH TP Distribution	100	Builders merchants

Germany	Andreas Paulsen GmbH BauKing AG	100 100	Sanitary ware, heating and plumbing Builders merchants, DIY stores

	CRH Bouwmaten B.V.	100	Cash & Carry building materials

Netherlands	BMN | Bouwmaterialen B.V.	100	Builders merchants

	Van Neerbos Bouwmarkten B.V.	100	DIY stores

Switzerland	BR Bauhandel AG (trading as BauBedarf and Richner) Regusci Reco S.A. (trading as Regusci and Reco)	100 100	Builders merchants, sanitary ware and ceramic tiles Builders merchants

CRH Annual Report and Form 20-F | 2017

Americas Materials
Incorporated		% held	Products and services
and operating in

Canada	CRH Canada Group Inc.	100	Aggregates, asphalt, cement and readymixed concrete and provider of construction services

	APAC Holdings, Inc. and Subsidiaries	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities

	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities

	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities

	Mulzer Crushed Stone	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities

	Oldcastle Materials, Inc.	100	Holding company

	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

United States	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	P.J. Keating Company	100	Aggregates, asphalt and related construction activities

	Preferred Materials, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities

	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Suwannee American Cement	100	Cement

	Tilcon Connecticut Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Tilcon New York Inc.	100	Aggregates, asphalt and related construction activities

	The Shelly Company	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Trap Rock Industries, LLC*	60	Aggregates, asphalt and related construction activities

	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

Brazil	CRH Brasil Participações S.A. CRH Sudeste Indústria de Cimentos S.A	100 100	Holding company Cement

CRH Annual Report and Form 20-F | 2017

Principal Subsidiary Undertakings - continued

as at 31 December 2017

Americas Products
Incorporated		% held	Products and services
and operating in

	Oldcastle BuildingEnvelope™ Canada, Inc.	100	Custom fabricated and tempered glass products and curtain wall

Canada	Oldcastle Building Products Canada, Inc. (trading as Techniseal, Expocrete Concrete Products, Groupe Permacon, Oldcastle Enclosure Solutions and Transpavé)	100	Specialty masonry, hardscape and patio products, utility boxes and trench systems

	Advanced Environmental Recycling Technologies, Inc.	100	Composite building products

	Americas Products & Distribution, Inc.	100	Holding company

	CRH America, Inc.	100	Holding company

	CRH America Finance, Inc.	100	Holding company

	C.R. Laurence Co., Inc.	100	Fabrication and distribution of custom hardware products for the glass industry

	Meadow Burke, LLC	100	Concrete accessories

	Oldcastle, Inc.	100	Holding company

	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products and Trenwyth Industries)	100	Specialty masonry, hardscape and patio products

United States	Oldcastle APG South, Inc. (trading principally as Adams Products, Georgia Masonry Supply, Northfield Block Company, Anchor Block and Oldcastle Coastal)	100	Specialty masonry, hardscape and patio products

	Oldcastle APG West, Inc. (trading principally as Amcor Masonry Products, Central Pre-Mix Concrete Products, Jewell Concrete, Miller Rhino Materials, Sierra Building Products and Superlite Block)	100	Specialty masonry and stone products, hardscape and patio products

	Oldcastle Architectural, Inc.	100	Holding company

	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass

	Oldcastle Building Products, Inc.	100	Holding company

	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone

	Oldcastle Precast, Inc.	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

Americas Distribution

United States (i)	Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs, acoustical tile and grid
	Oldcastle Distribution, Inc.	100	Holding company

(i) In August 2017, the Group entered into a sales agreement with Beacon Roofing Supply, Inc. to dispose of its 100% holding in Allied Building Products Corp. The transaction closed on 2 January 2018.
Asia

Philippines (ii)	Republic Cement & Building Materials, Inc.	40	Cement
	Republic Cement Land & Resources Inc.	40	Cement and Building Materials

(ii) 55% economic interest in the combined Philippines business (see note 32 to the Consolidated Financial Statements).

CRH Annual Report and Form 20-F | 2017

Principal Equity Accounted Investments

as at 31 December 2017

Europe Heavyside
Incorporated		% held	Products and services
and operating in

Ireland	Kemek Limited*	50	Commercial explosives

Europe Distribution

France	Samse S.A.*	21.13	Builders merchants and DIY stores

Netherlands	Bouwmaterialenhandel de Schelde B.V. Intergamma B.V.	50 47.83	DIY stores DIY franchisor

Portugal	Modelo Distribuição de Materials de Construção S.A.*	50	DIY stores

Asia

China	Jilin Yatai Group Building Materials Investment Company Limited*	26	Cement

India	My Home Industries Limited	50	Cement

Americas Materials

Canada	Blackbird Infrastructure 407 General Partnership*	50	Special-purpose entity on highway infrastructure construction

	American Asphalt of West Virginia, LLC*	50	Asphalt and related construction activities

	American Cement Company, LLC*	50	Cement

	Buckeye Ready Mix, LLC*	45	Readymixed concrete

United States	Cadillac Asphalt, LLC* HMA Concrete, LLC*	50 50	Asphalt Readymixed concrete
	Piedmont Asphalt, LLC*	50	Asphalt

	Southside Materials, LLC*	50	Aggregates

* Audited by firms other than Ernst & Young

Pursuant to Sections 314-316 of the Companies Act, 2014, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company’s Annual Return to be filed in the Companies Registration Office in Ireland.

CRH Annual Report and Form 20-F | 2017

Exhibits

The following documents are filed in the SEC’s EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website.

1.	Memorandum and Articles of Association.*

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.**

2.2	Multicurrency Revolving Facility Agreement originally dated 11 June 2014 (as amended and restated by an Amendment and Restatement Agreement dated 7 April 2017).†

7.	Computation of Ratios of Earnings to Fixed Charges.

8.	Listing of principal subsidiary undertakings and equity accounted investments (included on pages 246 to 251 of this Annual Report and Form 20-F).

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.****

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Governance Appendix.

15.3	2016 Directors’ Remuneration Policy.***

16.	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

101.	eXtensible Business Reporting Language (XBRL).

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2015 that was filed by the Company on 16 March 2016.
**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.
***	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2016 that was filed by the Company on 10 March 2017.
****	Furnished but not filed.
†	Certain terms omitted pursuant to a request for confidential treatment.

CRH Annual Report and Form 20-F | 2017

Cross Reference to Form 20-F Requirements

This table has been provided as a cross reference from the information included in this Annual Report and Form 20-F to the requirements of this 20-F.

			Page
PART I
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information

	A	- Selected Financial Data	208

	B	- Capitalisation and Indebtedness	n/a

	C	- Reasons for the Offer and Use of Proceeds	n/a

	D	- Risk Factors	218
Item 4.	Information on the Company

	A	- History and Development of the Company	2, 3, 27, 29, 231

	B	- Business Overview	24, 30

	C	- Organisational Structure	231

	D	- Property, Plants and Equipment	215
Item 4A.	Unresolved Staff Comments		None
Item 5.	Operating and Financial Review and Prospects

	A	- Operating Results	8, 22, 210

	B	- Liquidity and Capital Resources	26, 27, 29, 214

	C	- Research and Development, Patents and Licences, etc.	231

	D	- Trend Information	9, 25

	E	- Off-Balance Sheet Arrangements	214

	F	- Tabular Disclosure of Contractual Obligations	214

	G	- Safe Harbor	97
Item 6.	Directors, Senior Management and Employees

	A	- Directors and Senior Management	59

	B	- Compensation	72

	C	- Board Practices	62

	D	- Employees	231

	E	- Share Ownership	90, 235
Item 7.	Major Shareholders and Related Party Transactions

	A	- Major Shareholders	70, 235

	B	- Related Party Transactions	190

	C	- Interests of Experts and Counsel	n/a
Item 8.	Financial Information

	A	- Consolidated Statements and Other

		Financial Information	120-199

		- Legal Proceedings	231

		- Dividends	236

	B	- Significant Changes	231
Item 9.	The Offer and Listing

	A	- Offer and Listing Details	234

	B	- Plan of Distribution	n/a

	C	- Markets	234

	D	- Selling Shareholders	n/a

	E	- Dilution	n/a

	F	- Expenses of the Issue	n/a

			Page

Item 10.	Additional Information

	A	- Share Capital	n/a

	B	- Memorandum and Articles of Association	241

	C	- Material Contracts	None

	D	- Exchange Controls	243

	E	- Taxation	239

	F	- Dividends and Paying Agents	n/a

	G	- Statements by Experts	n/a

	H	- Documents on Display	243

	I	- Subsidiary Information	246
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		214
Item 12.	Description of Securities Other than Equity Securities

	A	- Debt Securities	n/a

	B	- Warrants and Rights	n/a

	C	- Other Securities	n/a

	D	- American Depositary Shares	238

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies		None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None
Item 15.	Controls and Procedures		228
Item 16A.	Audit Committee Financial Expert		64
Item 16B.	Code of Ethics		70, 229
Item 16C.	Principal Accountant Fees and Services		64, 71, 243
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		235
Item 16F.	Change in Registrant’s Certifying Accountant		None
Item 16G.	Corporate Governance		228
Item 16H.	Mine Safety Disclosures		215

PART III

Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		120-199
Item 19.	Exhibits		252

CRH Annual Report and Form 20-F | 2017

Index

A

Accounting Policies	125

Acquisitions Committee	68

American Depositary Shares	238

Americas Distribution	54

Americas Materials	44

Americas Products	48

Annual General Meeting	100

Asia	52

Audit Committee	64

Auditors (Directors’ Report)	99

Auditor’s Remuneration (note 4)	64, 141, 204

Auditor’s Report, Independent (Irish)	110

Auditor’s Report, Independent (US)	118

B

Balance Sheet

- Company	200

- Consolidated	122

Balanced Portfolio	4

Board Approval of Financial Statements (note 34)	190

Board Committees	68

Board Effectiveness	67

Board of Directors	59

Board Responsibilities	68

Business and Non-Current Asset Disposals (note 5)	142

Business Combinations (note 31)	131, 185

Business Model	12

Business Overview	24

Business Performance	22

C

Capital and Financial Risk Management (note 22)	165

Cash and Cash Equivalents (note 23)	132, 168

Cash Flow, Operating	15

Cash Flow Statement, Consolidated	124

Chairman’s Introduction	5

Chief Executive’s Review	8

Communications with Shareholders	70

Company Secretary	70

Compliance and Ethics	70

Contractual Obligations	214

Corporate Governance Practices - NYSE	228

Corporate Governance Report	62

Cost Analysis (note 3)	140

CREST	235

D

Debt, Analysis of Net (note 21)	162

Deferred Income Tax

- expense (note 11)	128, 148

- assets and liabilities (note 27)	128, 174

Depreciation

- cost analysis (note 3)	140

- property, plant and equipment (note 14)	129, 152

- segment analysis (note 1)	135

Derivative Financial Instruments (note 25)	132, 170

Directors’ Emoluments and Interests (note 7)	143, 205

Directors’ Interests in Share Capital	90

Directors’ Remuneration Report	72

Directors’ Report	96

Directors’ Responsibilities, Statement of	100

Directors’ Share Options	88

Discontinued Operations (note 2)	139

Dividend Payments (Shareholder Information)	96, 236

Dividend per Share	1

Dividends (note 12)	133, 150

E

Earnings per Ordinary Share (note 13)	151

Employees, Average Number (note 6)	143

Employment Costs (note 6)	143

End-use Exposure	4

Equity Accounted Investments’ Profit, Share of (note 10)	148

Europe Distribution	40

Europe Heavyside	32

Europe Lightside	36

Exchange Rates	134

Exhibits	252

F

Finance Committee	68

Finance Costs and Finance Income (note 9)	147

Finance Director’s Review	25

Financial Assets (note 16)	129, 157

Financial Calendar	243

Financial Statements, Consolidated	120

Foreign Currency Translations	107, 227

Frequently Asked Questions	243

G

Gender Diversity	14, 68

Global Business	2

Going Concern	98

Governance	56

Greenhouse Gas Emissions	14

Guarantees (note 24; note 11 to Company Balance Sheet)	169, 205

H

Health & Safety	18

CRH Annual Report and Form 20-F | 2017

I

Income Statement, Consolidated	120

Income Tax Expense (note 11)	148

Intangible Assets (note 15)	131, 153

Inventories (note 17)	132, 158

Investor Relations Activities	71

K

Key Components of 2017 Performance	26

KPIs, Financial	15

KPIs, Non-Financial	14

L

Leases, Commitments Under Operating and Finance (note 29)	126, 132, 181

Listing Rule 9.8.4C	96

Loans and Borrowings, Interest- Bearing (note 24)	132, 168

M

Measuring Performance	14

Memorandum and Articles of Association	71, 241

N

Nomination and Corporate Governance Committee	67

Non-controlling Interests (note 32)	189

Non-GAAP Performance Measures	210

Notes on Consolidated Financial Statements	135

Notes to the Company Balance Sheet	202

O

Operating Costs (note 3)	140

Operating Leases (note 29)	132, 181

Operating Profit Disclosures (note 4)	141

P

Pensions, Retirement Benefit Obligations (note 28)	127, 175

Principal Equity Accounted Investments	251

Principal Risks and Uncertainties	102

Principal Subsidiary Undertakings	246

Profit on Disposals (note 5)	142

Property, Plant and Equipment (note 14)	129, 152

Property, Plants and Equipment	215

Provisions for Liabilities (note 26)	128, 172

Proxy Voting, Electronic	243

R

Registrars	243

Regulatory Information	97

Related Party Transactions (note 33)	190

Remuneration Committee	76

Reserves	216

Retirement Benefit Obligations (note 28)	127, 175

Return on Net Assets (RONA)	15, 211, 213

Risk Governance	20

Risk Management and Internal Control	98, 228

Risk Factors	218

S

Sector Exposure and End-Use

- Americas Distribution	54

- Americas Materials	44

- Americas Products	48

- Asia	52

- Europe Distribution	40

- Europe Heavyside	32

- Europe Lightside	36

Segment Information (note 1)	130, 135

Selected Financial Data	208

Senior Independent Director	60

Share-based Payments (note 8)	131, 144

Share Capital and Reserves (note 30)	133, 182

Share Options

- Directors	88

- Employees (note 8)	144

Share Price Data	234

Shareholder Communication	70

Shareholdings as at 31 December 2017	70, 235

Statement of Changes in Equity, Consolidated	123

Statement of Changes in Equity, Company	201

Statement of Comprehensive Income, Consolidated	121

Statement of Directors’ Responsibilities	100

Stock Exchange Listings	70, 234

Strategy	10

Substantial Holdings	70

Supplemental Guarantor Information (note 35)	191

Sustainability	16

T

Total Shareholder Return (TSR)	12, 15

Trade and Other Payables (note 19)	160

Trade and Other Receivables (note 18)	158

V

Volumes, Annualised

- Americas Materials	45

- Americas Products	49

- Europe Heavyside	33

- Asia	52

W

Website	71, 243

Working Capital and Provisions for Liabilities, Movement in (note 20)	161

CRH Annual Report and Form 20-F | 2017

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company

(Registrant)

By:	/s/ S. Murphy
Senan Murphy
Finance Director

Dated: 9 March 2018

CRH Annual Report and Form 20-F | 2017

CRH plc

Belgard Castle

Clondalkin

Dublin 22

D22 AV61

Ireland

Telephone: +353 1 404 1000

E-mail: mail@crh.com

Website: www.crh.com

Registered Office

42 Fitzwilliam Square

Dublin 2

D02 R279

Ireland

Telephone: +353 1 634 4340

Fax: +353 1 676 5013

E-mail: crh42@crh.com

CRH® is a registered trade mark

of CRH plc.

Cover image: Fels’ Elbingerode Quarry in Saxony-Anhalt, Germany. CRH acquired Fels, a leading German lime and aggregates business, with nine production locations in Germany and one each in the Czech Republic and in the Moscow region of Russia, for €0.6 billion in 2017.