Form 20-F/A
period 2017-12-31
CRH PUBLIC LTD CO
filed 2018-05-25
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549

FORM 20-F/A

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
CRH America, Inc.
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

Large accelerated filer  X  Accelerated filer  ☐  Non-accelerated filer  ☐  Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

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
International Accounting Standards Board X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No X

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2017, which was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 9, 2018 (the “Form 20-F”). The sole purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to replace the original Exhibit 2.2 with the attached Exhibit 2.2. No other changes have been made to the Form 20-F.

The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

EXHIBIT

Exhibit 2.2	Multicurrency Revolving Facility Agreement originally dated 11 June 2014 (as amended and restated by an Amendment and Restatement Agreement dated 7 April 2017).†

†	Certain terms omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 20-F/A on its behalf.

Date: 25 May 2018	CRH public limited company (Registrant)

	By:	/s/ S. Murphy
Senan Murphy
Finance Director