Form 20-F
period 2018-12-31
CRH PUBLIC LTD CO
filed 2019-03-08
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended: December 31, 2018

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

Ordinary Shares/Income Shares of €0.34 each **	843,390,338
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

–

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  X   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  X  Accelerated filer  ☐  Non-accelerated filer  ☐  Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

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
International Accounting Standards Board X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No X

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH Annual Report and Form 20-F I 2018

MATERIALS

- Aggregates
- Lime
- Cement
- Readymixed Concrete
- Paving & Construction
- Asphalt

PRODUCTS

- Architectural Products
- Glass and Glazing Systems
- Infrastructure Products
- Construction Accessories
- Shutters & Awnings
- Network Access Products & Perimeter Protection

DISTRIBUTION

- General Builders Merchants
- Sanitary, Heating and Plumbing
- DIY

View the Report on our website:
www.crh.com/reports/2018-annual-report-20-f.pdf

Contents
Overview		Business Performance		Financial Statements
Our Global Business in 2018	2	Business Overview	26	Independent Auditor’s Reports	121
Why Invest in Us	4	Finance Director’s Review	27	Consolidated Financial Statements	123
Chairman’s Introduction	5	Segmental Reviews	32	Accounting Policies	128
Strategy Review		Governance		Notes on Consolidated Financial Statements	139
Chief Executive’s Review	8	Board of Directors	54
Strategy	10	Corporate Governance Report	58	Supplementary 20-F Disclosures	214
Business Model	12	Directors’ Remuneration Report	68
Measuring Performance	14	Directors’ Report	98	Shareholder Information	238
Sustainability	16			Other Information	250
Risk Governance	22			Cross Reference to Form 20-F Requirements	261
				Index	262

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

This document constitutes the Annual Report and Financial Statements in accordance with Irish and UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for CRH plc for the year ended 31 December 2018. A cross reference to Form 20-F requirements is included on page 261.

The Directors’ Statements (comprising the Statement of Directors’ Responsibilities, the Viability Statement and the Directors’ Compliance Statement on pages 100 to 103), the Principal Risks and Uncertainties (on pages 104 to 109), the Independent Auditor’s Report (on pages 112 to 120) and the Parent Company financial statements of CRH plc (on pages 207 to 212) do not form part of CRH’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC).

Forward-Looking Statements

This document contains forward-looking statements, which by their nature involve risk and uncertainty. Please see Disclaimer/Forward-Looking Statements on page 99 for more information about these statements and certain factors that may cause them to prove inaccurate.

CRH Annual Report and Form 20-F | 2018

Sales

€26.8 billion

+6%

€25.2bn
€26.8bn
2017
2018

EBITDA (as defined)*

€3.4 billion

+7%

€3.1bn
€3.4bn
2017
2018

Operating Profit

€2.2 billion

+4%

€2.1bn
€2.2bn
2017
2018

Profit After Tax

€2.5 billion

+31%

€1.9bn
€2.5bn
2017
2018

Earnings Per Share

302.4 cent

+33%

226.8c
302.4c
2017
2018

Dividend Per Share

72.0 cent

+6%

68.0c
72.0c
2017
2018

How our global business performed in 2018...	2018 Performance Highlights

Ash Grove Cement Company’s Midlothian Plant in Texas produces approximately 861,000 tonnes of clinker per year and employs 120 people.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

   Details of how non-GAAP measures are calculated are set out on pages 217 to 220.

CRH Annual Report and Form 20-F | 2018

Americas

#1	Building Materials	Sales €13.4 billion 2017: €12.3 billion
	c. 45,100 employees	
	c. 1,820 operating locations	Growth +9%

Operations in 46 US states, seven Canadian provinces and Southeast Brazil

Europe

#1	Heavyside Materials	Sales €13.0 billion 2017: €12.5 billion
	c. 43,400 employees	
	c. 1,870 operating locations	Growth +4%

Operations in 24 countries

Asia

#2	Cement Producer in Philippines	Sales €0.4 billion 2017: €0.4 billion
	c. 1,300 employees	
	12 operating locations	Decline -1%

Regional leadership positions

By Geography

- 68% Americas
- 33% Europe
- -1% Asia

Percentages based on 2018 Operating Profit

Our Global Business in 2018

Regional Scale CRH’s global footprint spans 32 countries and over 3,700 operating locations, serving customers across the entire building materials spectrum, on five continents, worldwide.

Our Balanced Portfolio Building a balanced portfolio is a core constituent of our strategy and a key determinant of value creation for CRH.

CRH Annual Report and Form 20-F I 2018

By Division

- 69% Materials
- 26% Products
- 5% Distribution

Percentages based on 2018 Operating Profit

By End-Use

- 35% Residential
- 30% Non-Residential
- 35% Infrastructure

Percentages based on 2018 Group Sales

New Build vs RMI

- 55% New Build
- 45% Repair, Maintenance & Improvement (RMI)

Percentages based on 2018 Group Sales

CRH Annual Report and Form 20-F I 2018

Why Invest in Us

Scale in attractive markets

32
Countries Globally

Balanced portfolio

Our businesses are diversified across a range of products, geographies and end-uses.

35% Residential
30% Non-Residential
35% Infrastructure

Unique acquisition model

We are focused on adding small to mid-sized companies that complement our existing portfolio, together with occasional large acquisitions where we see compelling value.

€3.6bn
Development Spend in 2018

Long-term growth opportunity

Population and economic growth along with a good balance of New Build and RMI demand are long-term drivers of construction growth in our main markets.

+64%
Revenue Growth since 2013

Continuously improving

CRH is relentlessly focused on operational and commercial excellence, coordinated and driven from the centre and delivered locally by its businesses around the world.

409bps
EBITDA (as defined)* Margin Improvement 2013 to 2018

Strong leadership and talent management

Our experienced senior management team is underpinned by a focus on talent identification, development, diversity and succession planning.

38%
Percentage of Female Directors on CRH Board

Sustainable business model

To create long-term value, we embed sustainability principles in all areas of our strategy and business model.

€7.0bn
2018 Revenue from Products with Enhanced Sustainability Attributes

Proven track-record

Over the past five years we have increased revenue 64%, EBITDA (as defined)* 143% and cash generation 74%.

+12%
Operating Cash Flow CAGR 5 Years

Industry Leading Value & Returns

Since 1970 CRH has delivered an industry-leading compound Total Shareholder Return (TSR) of 14.8%. €100 invested in CRH shares in 1970, with dividends reinvested, would now be worth €76,000.

+14.8%
Total Shareholder Return

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Chairman’s Introduction[1]

Against a backdrop of international economic uncertainty, 2018 has been another year of progress for CRH with EBITDA (as defined)* for the year of €3.4 billion (2017: €3.1 billion), profit after tax of €2.5 billion (2017: €1.9 billion) and Net Debt at year end being 2.1x EBITDA (as defined)*[2] (2017: 1.8x) after net development activity of €553 million and the completion of €789 million of the €1 billion buyback programme announced in April 2018.

Based on performance in 2018, the Board is recommending a final dividend of 52.4c per share, which, if approved at the 2019 Annual General Meeting (AGM), will result in an increase in the full-year dividend of 6% to 72.0c per share.

Active portfolio management is part of CRH’s strategy to deliver improved margins and returns. During 2018, the Group invested c. €3.6 billion on 46 transactions including the acquisition of Ash Grove Cement Company (Ash Grove) for c. €2.9 billion, which received regulatory approval in June 2018. We also completed the divestment of our Americas Distribution business in January 2018 for €2.4 billion and we divested our Benelux DIY business, together with certain related property assets, for a total consideration of c. €0.5 billion. Total business and asset disposal proceeds in 2018 amounted to €3.0 billion.

As announced in May 2018, a strategic review of our Distribution business in Europe is underway. The review, which will continue in 2019, is focused on improving our margins and returns and identifying opportunities to create further value for shareholders.

Also in May 2018, we announced a multi-year business improvement initiative to deliver 300bps of EBITDA (as defined)* margin improvement by 2021. As part of this plan, a number of organisational and business improvement initiatives are underway. These include a more simplified organisational structure with three Divisions effective 1 January 2019: Europe Materials, Americas Materials and Building Products. This will create a more focused and agile Group.

Given the importance to the Board of having a business strategy which is sustainable,

we have set up a new Safety, Environment & Social Responsibility (SESR) Committee. Under its terms of reference, this Committee will work with management in areas such as fatality elimination, emission targets, inclusion and diversity, employee engagement and sustainability reporting.

Following completion of two terms of three years on the Board, Don McGovern will retire as a non-executive Director at the conclusion of the AGM on 25 April 2019. During his time on the Board, Don has held the roles of Senior

Independent Director and Remuneration Committee Chairman. I would like to thank him for the energy and commitment that he has displayed in carrying out these roles in such an exemplary fashion and I wish him every success in the future.

I am pleased to report that during the year, we appointed three new non-executive Directors in Richie Boucher, Mary Rhinehart and Siobhán Talbot. The Corporate Governance section on pages 54 to 67 contains details of the biographies of all Board members, the competencies of the Board, details of CRH’s Board renewal policy and our approach in the area of inclusion and diversity.

I have evaluated the performance of each Director and I believe that each of them has an important role to play in relation to the Company’s long-term success. Accordingly,

I am recommending that shareholders vote in favour of the re-appointment of each Director going forward for re-election at the 2019 AGM.

Finally, on behalf of the Board, I would like to thank the CRH management team, led by Albert Manifold, for their continued hard work, their commitment to our Company and for the record progress achieved in 2018.

Nicky Hartery

Chairman

27 February 2019

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	See cautionary statement regarding forward-looking statements on page 99.
2.

Net Debt/EBITDA (as defined)* is a non-GAAP measure as defined on page 219. The GAAP figures that are most directly comparable to the components of Net Debt/EBITDA (as defined)* include: interest-bearing loans and borrowings (2018: €9,316 million; 2017: €7,976 million) and profit after tax (2018: €2,521 million; 2017: €1,919 million). Details of how non-GAAP measures are calculated are set out on pages 217 to 220.

Halfen, part of CRH's Europe Lightside Division, provided specialist fixing solutions for the installation of 3,500 protective sunscreens in the 'La Marseillaise' tower created by architect Jean Nouvel. The tower forms the largest part of the new maritime façade of the Euroméditerranée redevelopment project in Marseille, France.

Chief Executive’s Review	8

Strategy	10

Business Model	12

Measuring Performance	14

Sustainability	16

Risk Governance	22

CRH Annual Report and Form 20-F I 2018

Chief Executive’s Review1

As the leading building materials business in the world, the success of CRH has been defined by a relentless focus on value creation, underpinned by a consistent emphasis on delivering superior returns and cash for shareholders through the cycle.

Over the past five years we have significantly reshaped and redirected our business to capitalise on the growth opportunities we see for CRH. This has included a comprehensive portfolio review and divestment programme which enabled us to reallocate capital to higher growth markets, leading to structurally higher margins, a better business mix and improving returns and cash.

Whether it is a capital expenditure project, or an acquisition or divestment opportunity, or the return of cash to shareholders through dividends or buybacks, every capital allocation decision made in CRH is rigorously analysed and assessed through the lens of creating maximum value for our shareholders.

In 2018 our strong balance sheet and cash flow generation gave us the opportunity to deliver further value to shareholders by returning €789 million of cash through a share buyback programme while completing €3.6 billion of acquisitions (2017: €1.9 billion) and €3.0 billion of disposals (2017: €0.2 billion) at the same time continuing to invest in our business to execute our strategic growth initiatives.

To support the delivery of these initiatives we announced a simplified new structure for the Group, moving from seven divisions to three: Americas Materials, Europe Materials and a new global Building Products platform. These changes (effective 1 January 2019) provide CRH with a more focused business, driven from a leaner corporate centre, with an improved ability to leverage our scale and create further value in our key markets and core lines of business.

Performance Highlights

2018 was a year of record profit delivery for the Group and continued positive performance overall. The momentum in our businesses and the benefit of acquisitions delivered a 6% increase in Group revenue to €26.8 billion (2017: €25.2 billion). This was reinforced by continued favourable market fundamentals in the Americas and good underlying momentum in Europe.

EBITDA (as defined)* amounted to €3.4 billion representing a 7% increase on the previous year (2017: €3.1 billion), despite rising input costs and adverse weather conditions in certain markets.

Profit after tax which included the profit on disposal of our Americas Distribution business increased 31% to €2.5 billion (2017: €1.9 billion) reflecting yet another year of progress.

Despite an inflationary cost environment, EBITDA (as defined)* margin was ahead, with measures introduced to drive efficiencies and performance improvement across our business having a positive impact. Return on Net Assets (RONA)[2] for the year was 9.6% (2017: 10.6%).

Our strong financial discipline and operational cash flows resulted in a year-end Net Debt/ EBITDA (as defined)* of 2.1x (2017: 1.8x) despite significant acquisition spend and share buyback activity.

Earnings per share (EPS) increased 33% to 302.4c (2017: 226.8c) and the Board has proposed to increase the dividend to 72.0c per share, an increase of 6% on the previous year’s level of 68.0c per share.

Operational Highlights

In the Americas a positive economic environment and solid underlying demand saw sales increase 9% to €13.4 billion (2017: €12.3 billion). Despite labour constraints and cost inflation, particularly in energy, our key markets performed well with good underlying fundamentals and favourable conditions across residential, non-residential and infrastructure.

Notwithstanding significant weather disruption in key markets, our Americas Materials Division delivered a positive performance overall, generating sales of €9.0 billion, an increase of 12% on 2017 (2017: €8.0 billion) with good price increases across all products and the benefit of a six month contribution from Ash Grove, our cement and materials acquisition completed in June for €2.9 billion.

Improved pricing and a continued focus on commercial and operational initiatives contributed to growth in our Americas Products Division, with a notable strong performance by our Oldcastle Infrastructure business.

Overall sales in Europe increased by 4% to €13.0 billion (2017: €12.5 billion) and setting aside the ongoing Brexit related uncertainty in the United Kingdom (UK), the Group’s strong footprint across Europe means we are well positioned to capitalise on the broad based nature of economic and construction growth as markets continue to normalise.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	See cautionary statement regarding forward-looking statements on page 99.
2.

RONA is a non-GAAP measure as defined on page 218. The GAAP figures that are most directly comparable to the components of RONA include: Group operating profit (2018: €2,177 million; 2017: €2,095 million), total assets and total liabilities respectively (2018: €35,173 million and €18,619 million respectively; 2017: €31,633 million and €16,656 million respectively). Details of how non-GAAP measures are calculated are set out on pages 217 to 220. In line with the purpose of the metric, as set out on page 220, to “measure management’s ability to generate profits from the net assets required to support that business”, for the 2018 calculation, as the net segment assets classified as held for sale at 31 December 2017 were 8 disposed of on 2 January 2018, these have been excluded from the prior year element. For consistency, the related immaterial operating loss of €5 million is also excluded.

CRH Annual Report and Form 20-F I 2018

Continuous

Performance

Improvement

Our commitment to building better businesses is a key component of our value creation model and our shareholders benefit from our philosophy of continuous improvement. In 2018 we initiated a new multi-year business improvement initiative focused on shareholder value, cash generation and capital allocation.

Key features of this initiative include, simplifying our structure, increasing our operating leverage and growing our EBITDA (as defined)* margin by 300bps by 2021.

Our Europe Heavyside businesses made good strides with increased demand and modest pricing improvements experienced across multiple markets, partly offset by increasing input costs. Our operations in the Benelux, Denmark, Ireland and Poland performed particularly well.

Our Europe Lightside Division delivered a robust performance across most platforms reflecting encouraging levels of demand in the Netherlands, Poland and Australia. Acquisitions in certain platforms also lifted sales.

Europe Distribution, which remains the subject of a strategic review, had a mixed performance with positive momentum in our General Builders Merchants business partly offset by our business in Switzerland.

In Asia, while we saw signs of market stabilisation in the Philippines and increased sales volumes, trading conditions remained challenging, with rising fuel and energy costs impacting on profitability.

Sustainability and Safety

At CRH we are acutely aware of our role in advancing the global sustainability agenda. In 2018 CRH became one of the founding members of the Global Cement and Concrete Association (GCCA). Sustainable development is at the core of the GCCA’s work programme which also includes safety & health, climate change & energy, social responsibility, environment & nature and the circular economy.

Within CRH, the safety of our people is the number one priority at all of our sites, around the world and we work hard to ensure that our people return home safely to their families at the end of each working day. Regrettably however, there were six fatalities involving our operations during 2018. Our thoughts and deepest sympathies are with their families and we are determined to do all we can to achieve our target of zero injuries and zero fatalities at our operations.

Development

In 2018 we completed 46 deals with a total spend of €3.6 billion (2017: €1.9 billion). Disposals in the year delivered proceeds of €3.0 billion (2017: €0.2 billion).

In addition to Ash Grove, our largest acquisition of the year, the Group completed 45 bolt-on transactions across the Americas and Europe. Bolt-ons are an integral part of CRH’s acquisition model generating above average returns. With timely and efficient integration, these businesses offer good opportunities for synergies and the potential for adding bolt-ons is a key determining factor when we consider larger acquisition opportunities.

The majority of our divestment activity in 2018 related to the sale of our Americas Distribution business for c. €2.4 billion in January. In Europe, we completed the sale of our Benelux DIY business for c. €0.5 billion in July. Both divestments enabled us to reallocate capital to other areas where we see better potential for growth and higher returns.

This value-adding portfolio management activity combined with a strong operational performance in 2018, in addition to the reshaping of our business and focus on driving further performance improvement, ensures that CRH is well positioned for further value creation in 2019.

Outlook

Supported by continued favourable market dynamics, we expect the United States (US) economy to continue to advance in 2019 at a similar pace to recent trends. We expect continued growth in US housing construction and that non-residential construction will also show gains. Federal funding for infrastructure in 2019 is expected to increase, while state fiscal conditions continue to improve, with more states introducing additional infrastructure funding measures. In Canada, we anticipate the overall market to be ahead in 2019.

The backdrop in Europe is expected to be positive with continued progress in key markets, albeit with regional variations. While Brexit has created a level of uncertainty, against an overall backdrop of increasing demand, particularly in the residential sector, we expect progress in Europe to continue in 2019. In the Philippines, with the benefit of continued economic growth we expect progress in the cement market in 2019.

CRH remains well positioned to build upon the gains made in 2018. With a relentless focus on continuous business improvement, margin expansion, cash generation and returns for shareholders, together with continued strong financial discipline and efficient allocation of capital, we believe 2019 will be a year of progress and further growth for the Group.

Albert Manifold

Chief Executive

27 February 2019

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Strategy Targeting future growth and delivery

CRH’s strategy is to continue to grow and improve our business and in doing so to maximise long-term value and deliver superior returns for our shareholders and for society.

CRH Annual Report and Form 20-F I 2018

Each day, millions of people around the world come into contact with our materials and products. In implementing our strategy we remain resolutely focused on serving the unique needs of our customers in local and regional markets worldwide. We provide a world-class service with the personal touch of a local supplier. This focus on delivery for customers through strong local businesses is a key factor in enabling CRH to deliver its strategy and maximise long-term value and superior returns for shareholders.

Strategy in Action 2018

Continuous Improvement
Operational excellence initiatives are one of the ways we drive continuous improvement and value creation across our businesses. One example is a programme undertaken by our Architectural Products Group (APG), a leading supplier of concrete masonry, hardscape and related products for residential, commercial and DIY construction markets. APG operates at 194 locations in the US	and Canada. In 2018 APG installed a production monitoring system at all of its plants to help track and mitigate downtime, improve throughput and provide accurate daily reporting. Operational excellence is a key lever used by CRH to improve RONA performance across the Group. In 2018 CRH Group RONA was 9.6% (2017: 10.6%).

Focused Growth
CRH takes a disciplined approach to value
creation through the effective and efficient allocation of capital. The Group spent c. €3.6 billion on acquisitions during 2018 including 45 bolt-on transactions. Bolt-ons are strategically integral to CRH’s ability to maximise value for shareholders through its acquisition activity. Bolt-ons can be quickly integrated, offer good potential for	synergies, vertical integration and downstream opportunities, and have generated above average returns for CRH. When considering larger acquisitions, the potential for associated bolt-ons is a key part of our disciplined and focused approach to acquisition-driven growth.

Benefits of Scale
Our global scale enables CRH to benefit from savings associated with centralising experience, expertise, knowledge and insight. Global procurement is one example of this and a key driver of value in our business. CRH procures c. €17 billion in products and services annually in areas including transport, logistics, mobile equipment and energy. During 2018 we continued to further integrate and centralise procurement	at a global level enabling us to deliver purchasing programmes in a more efficient and effective way across the Group. Specific areas of improvement included increasing our use of technology in the areas of advanced analytics, e-procurement, and through supply chain optimisation. This in turn helps unlock value and deliver superior returns for our shareholders.

Developing Leaders
In 2018 we continued to make progress in our efforts to identify, attract, retain and develop top talent at CRH. We continued to build upon and evolve our approach which focuses on providing high-performing and motivated individuals with access to critical experiences and exposure to key people and projects. This is achieved through our suite of leadership development programmes,	including global mobility assignments, coaching, global action-learning project teams and other development initiatives. These programmes are attended by top talent from across our businesses, ensuring there is a diverse, capable and expanding leadership pool of talent across all levels of the organisation.

CRH Annual Report and Form 20-F I 2018

Business Model How we create value and growth

CRH delivers on its strategy through the execution of a dynamic business model which is focused on value creation and growth.

CRH Annual Report and Form 20-F I 2018

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1.	RONA is a non-GAAP measure as defined on page 218.

CRH Annual Report and Form 20-F I 2018

Measuring Performance

CRH uses a number of financial and non-financial Key Performance Indicators (KPIs) to measure performance across our business. KPIs are a consistent feature of how we operate and fundamental to how we track progress towards achieving our strategic objectives.

Sustainability Performance

We believe sustainability and corporate social responsibility are fundamental to CRH being the leading building materials business in the world. A selection of KPIs on three of our sustainability priority areas are below:

Safety

% Zero-Accident Locations

A measure of health and safety performance in our operations.

Health and safety is a priority for CRH and we constantly strive to improve our performance. A strong safety culture is a key element of our business strategy.

Environment

Greenhouse Gas Emissions[1]

Scope 1 and 2 CO2 Emissions (kg/€ Revenue)

A measure of addressing the challenges of climate change.

Energy efficiency and carbon reduction are twin imperatives of CRH’s environmental management strategy.

People

% Females in Senior Management[2]

A measure of an inclusive workplace.

Recruitment, selection and promotion decisions are merit-based and in line with the principles of reaching a wider talent pool, equal opportunity and non-discrimination.

1.

CO2 emissions subject to final verification under the European Union Emissions Trading Scheme (EU ETS). CO2 emissions data includes Scope 1 (2018: 35.4m tonnes, 2017: 25.6m tonnes, 2016: 24.7m tonnes) and Scope 2 (2018: 2.7m tonnes, 2017: 2.6m tonnes, 2016: 2.5m tonnes) emissions. Scope 1 and Scope 2 emissions are as defined by the World Resources Institute Greenhouse Gas Protocol.

2.	We are highlighting the percentage of females in the senior management cohort as a KPI. Refer to page 19 for further information on inclusion and diversity, including additional indicators.

CRH Annual Report and Form 20-F I 2018

Financial Performance

As part of our strategic focus on continuous improvement, CRH uses four financial KPIs to measure our progress and foster positive performance behaviour.

Returns to Shareholders

Total Shareholder Return (TSR)

A measure of shareholder returns delivery through the cycle.

TSR represents the total accumulated value delivered to shareholders (via gross dividends reinvested and share appreciation).

Value Creation Return on Net Assets (RONA) A measure of pre-tax returns through excellence in operational performance.

Financial Discipline EBITDA (as defined)* Net Interest Cover[1] A measure of financial liquidity and capital resources which underpins investment-grade credit ratings and the ability to access finance.

Cash Generation Operating Cash Flow (OCF) A measure of cash flows generated to fund organic and acquisitive growth and dividend returns to shareholders.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.

EBITDA (as defined)* Net Interest Cover is a non-GAAP measure as defined on page 219. The GAAP figures that are most directly comparable to the components of EBITDA (as defined)* Net Interest Cover include: profit after tax: €2,521 million (2017: €1,919 million), finance costs: €339 million (2017: €301 million) and finance income: €34 million (2017: €12 million). Details of how non-GAAP measures are calculated are set out on pages 217 to 220.

CRH Annual Report and Form 20-F I 2018

Sustainability Creating long-term value

We believe that being sustainable and socially responsible are fundamental to being the leading building materials business in the world. We are working to positively contribute to some of the key sustainable development challenges facing society, addressing non-financial business imperatives such as protecting the environment, developing people and community, respecting human rights and operating with integrity. Sustainability creates value for us and our stakeholders through delivery of products that enhance the sustainability of structures.

Our View

With our global presence and industry leadership positions, we are very aware of our role in the many communities in which we operate. Our business activities provide materials that are needed to fulfil the basic human need of shelter, together with the infrastructure that is needed for our societies to thrive. We believe that meeting these needs in a manner that respects sustainability principles and addresses potentially negative impacts will create long-term value for all our stakeholders, including: investors, customers, employees, partners, suppliers and local communities.

Our Approach

Sustainability principles are embedded in our business strategy. At Group level, we set policies in key sustainability areas, including our Health & Safety Policy, our Social Policy and our Environmental Policy as well as our Code of Business Conduct (CoBC). These are all available on the CRH website (www.crh.com). The implementation of these is the responsibility of management.

We have a dedicated Safety, Environment & Social Responsibility (SESR) Board Committee. Policy implementation, effectiveness and performance against our medium-term objectives, as well as long-term ambitions which are monitored and reviewed regularly. Acquired businesses are efficiently integrated into our processes following pre-acquisition due diligence.

We take a risk-based, collaborative and strategic approach to responding to global trends in areas including demographic change, urbanisation, climate change, resource scarcity and technological developments.

Risks related to sustainability, including those related to climate change, are recognised in our ERM Framework, described on pages 22 and 23, and details of sustainability risks are included on page 106.

Our non-financial policies and due diligence processes are well established and we made no material changes to these in 2018.

Our key sustainability priorities are identified through our materiality assessment processes, which include annual sustainability reporting by our businesses to Group, review of issues raised through ERM processes and regular formal materiality assessment reviews.

We are committed to reporting on the breadth of our sustainability performance and to publishing performance indicators, ambitions and outcomes in key sustainability areas. We publish an annual independently-assured Sustainability Report, which is prepared in line with the Global Reporting Initiative Standards and available on www.crh.com. It is anticipated that the 2018 Sustainability Report will be published in March 2019.

CRH Annual Report and Form 20-F I 2018

Our Sustainable Value Creation Model

Our aim is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world. By considering the full life cycle of our products and innovating to drive more sustainable outcomes in the built environment, we aim to have a more positive impact on wider society and the environment while delivering profitable growth.

As well as being beneficial for our business, these ambitions also have an outward focus. In collaboration with our stakeholders, our actions contribute to the delivery of key initiatives such as the United Nations’ (UN) Sustainable Development Goals (SDGs).

CRH is ranked among sector leaders by leading Environmental, Social and Governance (ESG) rating agencies. We are a constituent member of indices including the FTSE4Good Index, the STOXX® Global ESG Leaders

Indices and the Dow Jones Sustainability Indices as well as a long-term participant in the Carbon Disclosure Project (CDP).

In addition, many of our Group companies have achieved accolades for excellence in sustainability achievements.

CRH Annual Report and Form 20-F I 2018

Sustainability - continued Progressing our key priority areas

  94% of locations accident-free

There are multiple safety risks and hazards associated with our industry – from kilns operating at over 1,400°C, to working at height and operating heavy machinery. Because of this, putting safety first is a core CRH value, and we view embedding a culture of safety as a pre-requisite to addressing safety risks and eliminating accidents.

We demand the highest safety standards in everything we do and promote safety excellence across our industry. Our global network of safety officers works closely with our businesses in implementing policy and best practice across all our operations. The health and safety of our employees and contractors is paramount.

In 2018, 94% of active locations were accident free. The accident frequency rate (number of accidents per million man-hours) has reduced by an average of 10% per annum over the last decade. We are, however, deeply saddened to report three employee fatalities and three contractor fatalities during 2018. Of these, two were road traffic accidents. We extend our sincere sympathies to each of their families. All fatalities are independently investigated and we have redoubled our focus on our CRH Life Saving Rules, which is a cornerstone of our safety strategy.

We continued to invest in safety initiatives and in the past five years over €190 million has been invested in this area. 2018 has seen a further focus on areas including contractor management and safety culture, as well as electrical and machine safety.

42% of product revenue comes from products with enhanced sustainability attributes

Every day, in 32 countries worldwide, our employees deliver solutions for our customers’ construction projects in the residential, non-residential and infrastructure sectors. We work with our customers to create products that deliver specific sustainability and performance goals as well as solve problems through innovative design.

We are also interested in the development of climate-friendly building materials such as lower carbon cements and recycled aggregates. As well as reducing CO2 emissions, this improves resource efficiency and minimises construction waste. For example, recycled asphalt pavement and shingles provided 22% of raw materials requirements in our US asphalt business. In addition, concrete and building envelope products can also contribute to a more energy-efficient, resilient and sustainable built environment.

Overall, 42% of our product revenue comes from products with enhanced sustainability attributes, such as products that incorporate recycled material or that have a lower carbon footprint. Additionally, 24% of revenue from products that can be used directly in structures (such as concrete and building envelope products) comes from products that can be used in structures certified to sustainability standards such as LEEDTM and BREEAM®.

CRH Annual Report and Form 20-F I 2018

  1,300+ stakeholder events

We engage with many different stakeholders around the world, serving as a materials and products provider to millions of projects, an employer to thousands, operating as local businesses rooted in our surrounding communities. As well as carrying out our responsibilities as a leading business, collaboration and engagement with stakeholders helps us in our ambition to contribute to addressing global sustainability challenges. For example, we are a founding member of the Global Cement and Concrete Association (GCCA), an organisation dedicated to developing the industry’s role in sustainable construction.

It is our practice to take an inclusive, collaborative and responsive approach to developing stakeholder relationships and in 2018, our Group companies hosted over 1,300 stakeholder events.

As a responsible corporate citizen, it is our policy to participate fully in the communities in which we operate and to support charities and local community projects through donations and other assistance, actively encouraging employee participation. Recent projects included providing education, employment and shelter, as well as supporting conservation and cultural programmes.

Together, our businesses purchase c. €17 billion of goods and services every year. We have a Supplier Code of Conduct. We assess risks and opportunities at the commodity level and aim to drive improvement actions at the point where we have most influence with our suppliers. We endorse human and labour rights and support the principles set out in the articles of the UN’s Universal Declaration of Human Rights and the International Labour Organisation’s Core Labour Principles, insofar as they apply to our businesses. We continue to evolve our processes and policies in line with changing best practices and publish an annual ‘Commitment to Human Rights: Modern Slavery Statement of CRH plc’ on www.crh.com.

  90,000 employees

With operations in 32 countries, CRH is not only multinational but also multicultural. Our ambition is to be the employer of choice in our industry, recognising that people are critical to sustaining competitive advantage and long-term success.

In 2018 we further increased our focus on inclusion and diversity, aiming ultimately to attract and develop a workforce that is as diverse as our customers and our communities. We believe that employing people from a broad range of ethnicities, backgrounds, experiences and perspectives creates an inclusive workforce, which provides us with a competitive advantage. We are therefore implementing a pragmatic programme aimed at increasing social diversity, not only of employees, but also of the pool of talent available to take up opportunities in CRH.

In relation to gender diversity, we recognise that the building materials industry traditionally attracts more male than female employees. In 2018, 16% of employees overall were female, a decrease on the previous year due to the divestment of our DIY businesses in the Netherlands and Belgium. Of operational staff, 8% are female, of clerical and administrative staff, 43% are female, while within senior management, 10% are female, a positive increase from 9% in 2017 and a recognition of our ambition to have greater gender representation at senior levels of our organisation in future years. As of 27 February 2019, 38% of the Directors of CRH plc were female.

We respect the right of employees to freedom of association and in 2018, c. 19% of our employees were represented by trade unions.

We endeavour to ensure equal access to rewarding career and personal development experiences for employees worldwide. In 2018, we continued to place an emphasis on training and skills learning, as well as developing and recruiting talented leaders to guide our evolving and growing company.

CRH Annual Report and Form 20-F I 2018

Sustainability - continued

Progressing our key priority areas

  23% reduction in specific cement CO2

With ever increasing demands on world resources and mounting pressures on the global climate, we believe that it is important that we continue to focus on achieving continuous improvement in standards of environmental management and control, addressing our environmental risks and reducing potential impacts. This ensures we play our part in protecting the environment.

We work with stakeholders including customers and the wider building materials industry to promote emissions reduction and resource efficiency. One particular focus area is the circular economy, also known as the closed-loop economy, where products and resources are re-used where appropriate as part of new product life-cycles. For example, by incorporating alternative raw materials into our products, we reduced our reliance on virgin raw materials by 32 million tonnes in 2018. We also encourage biodiversity and 98% of our extractive locations have restoration plans.

Our climate strategy, which is integrated with our business strategy, seeks to provide more building solutions that reduce emissions and promote climate resilience, recognising the long-term durability and carbon benefits of concrete construction during the lifetime of buildings. We have governance structures that provide oversight, assessment and management of risks and opportunities related to climate.

We focus on reducing our own emissions and hence the carbon footprint of our products. Having achieved our initial CO2 reduction commitment three years ahead of target in 2012, we are on-track for our 2020 CO2 reduction commitment. This is for a 25% reduction in specific net CO2 emissions on 1990 levels, and covers the portfolio of cement plants owned by CRH in 2013 when the target was set. We are now looking at setting a post 2020 target in line with the Paris Agreement on Climate Change and our commitment to a lower carbon future. We are also considering the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Further key performance indicators in this area are included on page 14.

c. 38,500 employees trained in our Code of Business Conduct in 2018

We view integrity and good governance as fundamental to long-term business success and we are committed to meeting the highest standards of business conduct and corporate governance.

We embrace a ‘Speak-up’ culture where employees are encouraged to inform us immediately of any actual or suspected unethical behaviour or a possible breach of our CoBC. Our comprehensive CoBC is underpinned by our Anti-Bribery Policy, which explicitly states that CRH does not tolerate any form of bribery, prohibits facilitation payments and requires that political contributions must not be made to obtain an unfair advantage in business transactions. Further guidance is provided within the Anti-Bribery Policy on what is acceptable in relation to gifts, hospitality and promotional expenditure, political contributions, and charitable and community donations. The policy also outlines the due diligence required on business partners to ensure they share our commitment to ethical business standards. At year end, senior management complete an Annual Compliance Certification confirming that procedures at their business complied with both our CoBC and Anti-Bribery Policy.

All new employees are provided with the CoBC and training is provided on a regular basis to relevant employees. Certain employees, determined according to the risk profile of their role, receive the Anti-Bribery Policy and undertake annual advanced compliance training (ACT) covering Anti-Bribery among other CRH policies. This training is delivered in a classroom setting every third year, with e-learning in the intervening years, and c. 14,000 employees completed ACT training during 2018.

All CRH companies respect and comply with the laws regarding political contributions in the countries and regions in which they operate. In the US, CRH supports the rights of employees to participate in the political process through employee-funded Political Action Committees (PACs). CRH’s US operations provide administrative support (consistent with applicable laws) to their affiliated federal and state PACs in the US.

CRH Annual Report and Form 20-F I 2018

By considering the full life cycle of our products and innovating to drive more sustainable outcomes in the built environment, we aim to have a more positive impact on wider society and the environment while delivering profitable growth.

CRH Annual Report and Form 20-F I 2018

Risk Governance
Creating value through risk management

The Group’s Enterprise Risk Management (ERM) framework is fully embedded into our business processes. It is not a static framework, but a dynamic process that the Group utilises to ensure the barriers to the realisation of strategy are identified, assessed and managed. Managing these barriers assists in realising our objectives of disciplined and focused growth, on a continuous basis, maximising performance and returns, and conducting our business in a sustainable manner. Such an environment allows for effective risk taking to generate sustainable shareholder value for CRH.

ERM Framework

ERM in CRH is a forward-looking, strategy-centric approach to managing the risks inherent in decision-making.

The ERM framework implemented across the Group ensures a standardised, global system of identification, management and reporting of risks. It is developed in line with the Committee of Sponsoring Organisations of the Treadway Commission (COSO) guidelines and sets out a structured and consistent approach to risk throughout all our operations.

The common language and overarching nature of the ERM framework supports senior management when considering risks in strategic planning processes, thereby refining the strategy chosen, ensuring resilience and responsiveness to risks associated with the execution of strategy and conducting our business in a sustainable manner.

Integrating risk with related strategic and performance functions and processes within CRH has helped clarify the linkages and further highlight the importance of ERM as

Sustainable Value Creation Through ERM

2018 HIGHLIGHTS

In order to continue to develop the ERM framework and integrate it into our operations, a number of activities were carried out during 2018:

Risk Workshops Over 30 risk workshops were held, bringing the total number to c. 100 in three years.

These business-led, discussion-based workshops create an environment to garner comprehensive risk insights to ensure appropriate execution of risk management and that opportunities are identified and acted upon.

Senior Operating Leadership Engagement Over 300 senior leaders participated in workshops, bringing the total number to over 900 in three years.

Management crystalises their view of their unique internal and external risk landscapes, informing the Group’s perspective, and ensuring that risks are managed within defined risk appetites in the businesses.

Risk Champion Forums Creation and hosting of forums involving 31 business leaders as part of our Risk Champion network.

Risk Champion forums act as a medium to share best practice risk management within our operating companies and create opportunities for sharing knowledge and competencies within the network and the wider Group.

Senior Group Leadership Survey CRH conducted a number of face-to-face interviews and surveys among its senior leaders, with the activity being completed by 36 participants.

The feedback and recommendations provided by senior leaders were integrated into the ERM framework and helped to improve ERM within our operations and Group.

a key component in strategic planning and performance management.

Ongoing development of the ERM framework is informed on a continuous basis through bottom-up processes undertaken across the Group. These activities support risk information originating at operating company level, to feed through to higher levels of the organisation.

Roles and Responsibilities

The ERM framework facilitates the execution of executive responsibilities, by providing high quality risk information which offers clear visibility and enables informed decision-making. Final output of the reporting exercise is presented to the Audit Committee and the Board for approval.

The Board is ultimately responsible for risk management within CRH. The Board has delegated responsibility for the monitoring of the effectiveness of the Group’s risk management and internal control systems to the Audit Committee.

The Group Enterprise Risk Committee provides governance, leadership and vision, to risk management initiatives throughout the Group.

The Audit Committee reviews the list of principal risks and uncertainties and the risk factors disclosed on pages 104 to 109 and 225 to 233 respectively.

Engaging and Embedding

To reflect the Group’s diverse risk landscape and thoroughly understand potential risks that may materialise over the coming years, the Group Risk function facilitates risk workshops, supplemented by meetings, seminars and regional risk champion forums.

Risk workshops are not only conducted at operating company level, but also for other strategic areas (cluster, product, function) and at Group level.

CRH Annual Report and Form 20-F I 2018

New acquisitions are generally brought onto the ERM framework within 12 months of acquisition, using a workshop as a foundation stone.

Evolution and Integration

Given the dynamic nature of risk and the evolutionary nature of ERM, the framework operates as a business process at all levels of the Group. Integration with strategy and performance agendas, in addition to ongoing management processes, ensures a robust and effective risk environment assisting in maximising the performance of our businesses.

All uncertainties that present themselves as downside risks are appropriately managed in line with the Group risk appetite and those which present themselves as opportunities are sufficiently explored and captured, where possible.

Risk Champion Network

The risk champion network established within CRH ensures that an advocate exists within each entity at every level of the

Group, promoting ownership and acting as a focal point for sharing knowledge and best practices.

To further the efficacy of the network, Group Risk organises various seminars and forums that allow for further training and development of members. During these sessions individuals discuss management practices of prominent risks that occur in certain geographies, product groups or across the wider Group.

Reporting and Documentation

Risk information gathered from across the Group is aggregated and further reviewed and enriched by cluster, division and platform level management.

Additional strategic and Group-related risks are then added by senior executives to ensure the risks highlighted on pages 104 to 109 and 225 to 233 of this report are reflective of the potential barriers to the realisation of our business strategy. These risks form the basis of Board and Audit Committee communications and discussions.

The ERM framework provides ongoing assurance to the Board that processes and behaviours are embedded in CRH that ensure the most important risks facing the business are routinely and consistently identified, assessed and effectively managed.

The Risk Appetite and Tolerance Framework is a critical component of CRH’s risk governance system through defining the key risk parameters within which strategic decision-making takes place, assisting with our objectives of disciplined and focused growth. The Board approves the Risk Appetite and Tolerance Framework on an annual basis in line with best corporate governance practice.

CRH RISK MANAGEMENT FRAMEWORK

Our Three Lines of Defence

Coral Industries, acquired in 2018 by Oldcastle BuildingEnvelope®, part of CRH’s Americas Products Division, provided materials to this 27,000-square-foot office building in Richmond, Virginia. Coral’s architectural products were used to create the elegant, all-glass clerestory atrium, with its curtain wall systems in both clear and bronze anodised finishes used throughout the exterior applications. Coral also provided 1/2” glass stair railing in the interior atrium along with medium stile entrances and storefront on the interior office fronts.

Business Overview	26

Finance Director’s Review	27

Segmental Reviews	32

CRH Annual Report and Form 20-F | 2018

Business Overview

The percentage of Group revenue and operating profit for each of the reporting segments for 2018, 2017 and 2016 is as follows:

26

CRH Annual Report and Form 20-F I 2018

Finance Director’s Review 20181

The overall trading environment for the Group in 2018 was positive with good demand and continued favourable market fundamentals in the Americas coupled with positive underlying momentum in Europe; both experienced against a backdrop of energy-related input cost inflation and significant weather disruption throughout the year. The Group continued to focus on cash generation and appropriate deployment of capital. Operating cash flow for the year amounted to €1.9 billion (2017: €2.2 billion) impacted by the tax paid on the divestment of Americas Distribution. Year-end net debt finished under €7.0 billion (2017: €5.8 billion) after acquisition spend net of disposal proceeds of €0.6 billion (2017: €1.7 billion) and total distributions to shareholders of €1.3 billion (2017: €0.5 billion).

Key Components of 2018 Performance

The overall sales movement in the year was a combination of the performance of each of the individual segments as noted below.

Despite harsh winter weather conditions experienced in the early months and record levels of rainfall during the year, our Americas operations benefited from a positive macroeconomic backdrop and good underlying demand in the US. An organic sales[2] increase of 4% in our Americas Materials Division was supported by continued growth across all sectors in our markets. Americas Products saw growth along the West Coast and in parts of the South, due to good residential and non-residential construction, partly offset by softness in some Northern US regions. Overall sales improved by 2% compared to 2017.

In Europe, total sales were up 4% compared with 2017 and organic sales were 2% ahead due to ongoing improvement in key markets. Performance for Europe Heavyside was positive, particularly for our operations in Ireland, the Benelux, Denmark and Poland with more challenging trading conditions in the UK, due to continued Brexit uncertainty during the year. With sales 5% ahead of 2017, it was a year of progress for Europe Lightside boosted by acquisitions in the Network Access Products and Construction Accessories platforms. Europe Distribution had a mixed performance with ongoing positive momentum in the Netherlands, particularly in residential construction, partly offset by first half challenges in Switzerland and Belgium.

In Asia, against a backdrop of strong domestic demand and accelerating government infrastructure spending, the Philippine economy continued to perform amidst inflationary pressures. However, the resultant volume and price progress was more than offset by cost increases, particularly energy.

EBITDA (as defined)* for the year amounted to €3.4 billion, a 7% increase on 2017 (2017: €3.1 billion) as the benefit from acquisitions and underlying growth was partly offset by energy-related input cost inflation. Reported profit after tax was €0.6 billion ahead of 2017 at €2.5 billion, (2017: €1.9 billion), with this year’s profit augmented by the profit on disposal of our Americas Distribution business partly offset by two non-recurring one-off items in 2017; a past service credit of €81 million due to changes in a Swiss pension scheme and a €440 million reduction in the Group’s net deferred tax liabilities due to changes in tax legislation in the US.

The euro strengthened against most major currencies during 2018 resulting in the average euro/US Dollar rate weakening from 1.1297 in 2017 to 1.1810 in 2018 and the Pound Sterling weakening from an average 0.8767 in 2017 to 0.8847 in 2018. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table on page 28. The average and year-end 2018 exchange rates of the major currencies impacting on the Group are set out on page 138.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	See cautionary statement regarding forward-looking statements on page 99.
2.	Details of how non-GAAP measures are calculated are set out on pages 217 to 220.

27

CRH Annual Report and Form 20-F | 2018

Finance Director’s Review 2018 - continued

Key Components of 2018 Performance

€ million	Sales revenue	EBITDA (as defined)*	Operating profit	(Loss)/profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit
2017	25,220	3,146	2,095	56	(349)	65	1,867
Exchange effects	(682)	(100)	(68)	(2)	9	(2)	(63)
2017 at 2018 rates	24,538	3,046	2,027	54	(340)	63	1,804
Incremental impact in 2018 of:
- 2017/2018 acquisitions	1,855	357	226	-	(57)	-	169
- 2017/2018 divestments	(348)	(36)	(26)	(72)	2	-	(96)
- Swiss pension past service credit (ii)	-	(81)	(81)	-	-	-	(81)
- Early bond redemption	-	-	-	-	17	-	17
- Organic	745	79	31	(6)	27	(3)	49
2018	26,790	3,365	2,177	(24)	(351)	60	1,862

% Total change	6%	7%	4%				-
% Organic change	3%	3%	2%				3%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.
(ii)	2018 includes the impact of the non-recurrence of a one-off past service credit of €81 million in 2017 due to Swiss pension plan amendments.

Liquidity and Capital Resources - 2018 compared with 2017

The comments that follow refer to the major components of the Group’s cash flows for 2018 and 2017 as shown in the Consolidated Statement of Cash Flows on page 127.

The Group maintained its focus on cash management in 2018. Operating cash flow in 2018 was €1.9 billion (2017: €2.2 billion) which included cash outflows of €469 million related to the Americas Distribution discontinued operation, primarily the tax paid on the profit on disposal. Net working capital outflow for the year of €463 million (2017: €209 million outflow) reflected trends in overall sales, seasonal weather patterns and the impact of acquisitions while working capital of €2.5 billion at year end (2017: €1.8 billion) represented 9.4% of sales (2017: 7.2%). CRH believes that its current working capital is sufficient for the Group’s present requirements.

Focused spending on property, plant and equipment in markets and businesses with increased demand backdrop and efficiency requirements, resulted in higher cash outflows of €1.1 billion (2017: €1.0 billion), with spend in 2018 representing 105% of depreciation (2017: 104%).

During the year the Group spent €3.6 billion on 46 transactions (2017: €1.9 billion) which was partly financed by divestment and disposal proceeds of €3.0 billion (net of cash disposed and deferred proceeds) (2017: €222 million).

On 25 April 2018, the Group announced its intention to repurchase ordinary shares of up to €1.0 billion over the forthcoming 12 months. Between 2 May and 31 December 2018, 27.9 million ordinary shares were repurchased on the London Stock Exchange (LSE) and Euronext Dublin for a total of €789 million, at an average price of €28.24 per share. The Group remains committed to the programme and it is expected that it will complete over the timeframe indicated. This buyback, together with cash dividend payments of €533 million (2017: €477 million) reflect the Group’s continued focus on returns to shareholders. Net proceeds from share issues in 2018 was €11 million (2017: €42 million).

Year-end interest-bearing loans and borrowings increased by €1.3 billion to €9.3 billion (2017: €8.0 billion). At year end, the weaker euro against the US Dollar had a negative translation impact on net debt.

Reflecting all these movements, net debt of €7.0 billion at 31 December 2018 was €1.2 billion higher than year-end 2017 (€5.8 billion). The Group is in a good financial position. It is well funded and Net Interest Cover (EBITDA (as defined)*/net debt related interest costs) is 11.0x (2017: 10.9x). As set out in note 25 to the Consolidated Financial Statements the Group is significantly in excess of the minimum requirements of its covenant agreements.

In March 2018, the Group successfully issued a total of US$1.5 billion dollar bonds, comprised of a US$0.9 billion 10-year bond at a coupon rate of 3.95% and a US$0.6 billion 30-year bond at a coupon rate of 4.5%. Concurrently, the Group redeemed the US$0.29 billion bond due in July 2018 at a make-whole price.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

The bond issues reflect CRH’s commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2018 with total liquidity of €5.9 billion comprising €2.3 billion of cash and cash equivalents on hand and almost €3.6 billion of undrawn committed facilities (which are available until 2023). At year end, the cash balances were enough to meet all maturing debt obligations for the next 3.1 years and the weighted average maturity of the remaining term debt was 11.5 years.

CRH also has a US$1.5 billion US commercial paper programme and a €1.5 billion Euro commercial paper programme. The purpose of these programmes is to provide short-term liquidity at attractive terms. There was no commercial paper outstanding under either of these programmes at 31 December 2018.

Contractual obligations and Off-Balance Sheet arrangements are disclosed on page 221 of this Annual Report and Form 20-F.

Segmental Reviews

The sections on pages 32 to 51 outline the scale of CRH’s operations in 2018, and provide a more detailed review of performance in each of CRH’s reporting segments.

Development Review

2018

In 2018, the Group spent a total of c. €3.6 billion (including deferred and contingent consideration in respect of prior year acquisitions) on 46 acquisition/investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of c. €3.0 billion, which demonstrates CRH’s commitment to active portfolio management as part of our strategy to deliver improved margins and returns. Our strategic review of the European Distribution business is ongoing.

The most significant acquisition in 2018 was the June acquisition of Ash Grove, which gives CRH a market leadership position in the North America cement market, allowing for greater vertical integration with our existing aggregates, asphalt and readymixed concrete businesses.

In addition to the acquisition of Ash Grove, our Americas Materials Division completed 23 bolt-on acquisitions and one investment throughout the US and Canada for consideration of c. €370 million. The Americas Products Division also completed six bolt-on acquisitions in 2018 at a cost of c. €160 million.

In Europe, 14 acquisitions and one investment with a total spend of c. €120 million were completed. Our Europe Heavyside business completed ten acquisitions across the UK, Ireland and France, and one investment in Poland. Our Europe Lightside Division completed an acquisition in both the UK and Australia, while our Europe Distribution Division completed an acquisition in both Belgium and Germany, complementing our existing operations in these countries.

The majority of divestment proceeds relate to the divestment of our Americas Distribution business in January 2018 for a final agreed consideration of c. €2.4 billion. In July, the Group completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for total consideration of c. €0.5 billion. A further 18 smaller business divestments were completed across all segments demonstrating our continued focus on portfolio management. In addition to these business divestments, the Group realised proceeds of c. €0.1 billion from the disposal of surplus property, plant and equipment.

29

CRH Annual Report and Form 20-F I 2018

Finance Director’s Review 2017

2017 was a year of growth for CRH with increased underlying demand in the Americas, and positive momentum in Europe, while very competitive market conditions remained in Asia. With a constant focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, good operational leverage underpinned improved margins and returns in our American and European Divisions. The Group also maintained a focus on cash generation and appropriate deployment of capital as operating cash flow for 2017 amounted to €2.2 billion (2016: €2.3 billion) and year-end 2017 net debt increased by €0.5 billion to €5.8 billion (2016: €5.3 billion) despite acquisition spend net of disposal proceeds increasing to €1.7 billion (2016: net inflow €0.1 billion).

Key Components of 2017 Performance

The overall sales movement in 2017 was a combination of the performance of each of the individual segments as noted below.

Despite hurricane activity and record levels of rainfall during 2017, our Americas operations benefited from stable market fundamentals in the US and good underlying demand. An organic sales increase of 3% in our Americas Materials Division was supported by growth in the residential and non-residential sectors, while infrastructure remained relatively stable in our markets. In Americas Products, sales were broadly in line with 2016 as good growth along the West Coast and parts of the South and Southeast were partly offset by more modest trading in Canada and parts of the Northern US.

In Europe, total sales were up 1% compared with 2016 and organic sales were 2% ahead due to continued recovery in key markets. Europe Heavyside’s outturn was positive, with a broad-based recovery in Ireland, France, Poland and Finland more than offsetting more subdued activity in Switzerland and the UK. Europe Lightside experienced a year of further progress as good performances in a number of our main markets resulted in sales finishing 3% ahead of 2016. The backdrop at Europe Distribution was stable as a strong contribution from the Netherlands together with solid demand in Belgium and Germany was partly offset by challenges in Switzerland.

In Asia, economic growth and market fundamentals remained robust in the Philippines in 2017, with both residential and non-residential demand stable, though infrastructure investment was slower than expected and pricing remained very competitive. In India, a favourable economic backdrop drove demand, while reduced construction activity in China had a negative impact on volumes but this was more than offset by stronger pricing.

Americas Distribution, which was classified as discontinued operations for reporting purposes, benefited from good underlying demand in 2017, particularly for Exterior Products.

EBITDA (as defined)* for 2017 amounted to €3.1 billion, a 6% increase on 2016 (2016: €3.0 billion) and reported profit after tax1 was €1.9 billion (2016: €1.3 billion).

The euro strengthened against most major currencies during 2017, particularly towards the end of the year resulting in the average euro/Pound Sterling rate weakening from 0.8195 in 2016 to 0.8767 in 2017 and the US Dollar weakening from an average 1.1069 in 2016 to 1.1297 in 2017. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown in the table below. The average and year-end 2017 exchange rates of the major currencies which impacted on the Group are set out on page 138.

Key Components of 2017 Performance

€ million	Sales revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit
2016	24,789	2,980	1,908	53	(383)	42	1,620
Exchange effects	(479)	(74)	(53)	(1)	6	1	(47)
2016 at 2017 rates	24,310	2,906	1,855	52	(377)	43	1,573
Incremental impact in 2017 of:
- 2016/2017 acquisitions	596	60	14	-	(8)	-	6
- 2016/2017 divestments	(204)	(21)	(14)	(3)	1	-	(16)
- LH Assets integration costs (ii)	-	45	45	-	15	-	60
- Swiss pension past service credit (iii)	-	81	81	-	-	-	81
- Early bond redemption	-	-	-	-	(18)	-	(18)
- Organic	518	75	114	7	38	22	181
2017	25,220	3,146	2,095	56	(349)	65	1,867

% Total change	2%	6%	10%				15%
% Organic change	2%	3%	6%				12%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.
(ii)	LH Assets integration costs of €45 million were incurred in 2016. In addition, following the related debt restructuring, finance costs reduced by €15 million in 2017.
(iii)	2017 included a one-off past service credit of €81 million due to changes in the Group’s pension scheme in Switzerland.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Profit after tax is as reported in the Consolidated Income Statement on page 123.

CRH Annual Report and Form 20-F I 2018

The underlying results for 2017 were augmented by two one-off items; a past service credit of €81 million due to changes in a Swiss pension scheme and a €447 million reduction in the Group’s net deferred tax liabilities[1] due to changes in tax legislation related to the enactment of the “Tax Cuts and Jobs Act” in the US during 2017.

Liquidity and Capital Resources - 2017 compared with 2016

The comments that follow refer to the major components of the Group’s cash flows for 2017 and 2016 as shown in the Consolidated Statement of Cash Flows on page 127.

Throughout 2017 the Group remained focused on cash management. Operating cash flow decreased marginally to €2.2 billion (2016: €2.3 billion) with net working capital outflow for 2017 of €209 million (2016: €56 million inflow) which reflected trends in overall sales, seasonal weather patterns and the impact of acquisitions in the final quarter of 2017.

Focused spending on property, plant and equipment in markets and businesses with increased demand backdrop and efficiency requirements, particularly in the Americas, resulted in higher cash outflows of €1.0 billion (2016: €853 million).

During 2017 the Group spent €1.9 billion on 34 transactions (2016: €213 million) which was partly financed by divestment and disposal proceeds of €222 million (net of cash disposed and deferred proceeds) (2016: €283 million).

Cash dividend payments of €477 million in 2017 (2016: €360 million) reflected the Group’s continued focus on returns to shareholders. Net proceeds of €42 million from share issues in 2017 were similar to 2016 (2016: €52 million).

Year-end 2017 interest-bearing loans and borrowings increased by €0.2 billion to

€8.0 billion (2016: €7.8 billion). At year end 2017, the stronger euro against both the US Dollar and Pound Sterling had a positive translation impact on net debt.

Development Review

2017

In 2017, the Group spent a total of

€1.9 billion (including deferred and contingent consideration in respect of prior year acquisitions) on 34 acquisition/investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of €0.2 billion.

In the Americas, c. €1.3 billion was spent on 21 acquisitions and one investment. Our Materials Division completed the largest 2017 acquisition at the end of November with the acquisition of Suwannee American Cement together with certain other materials assets in Florida. The total assets acquired consisted of a 1 million tonne cement plant in North Central Florida, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities. The Materials Division also completed 12 further bolt-on acquisitions, including two in Canada, adding c. 2.5 billion tonnes of additional aggregates reserves. The Products Division completed eight acquisitions and one investment in 2017 at a cost of c. €0.2 billion.

In Europe, c. €0.6 billion was spent on ten acquisitions and two investments. This was split between eight acquisitions and one investment in Europe Heavyside and two acquisitions and one investment in Europe Distribution.

The largest acquisition in Europe in 2017 was that of the Fels lime business which was acquired at the end of October 2017. Fels’ assets included significant high-quality limestone reserves and 11 production locations; nine in Germany and one in both the Czech Republic and Russia.

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

2016

In 2016, the Group completed 21 bolt-on acquisitions and three investment transactions for a total spend of €213 million (including deferred and contingent consideration in respect of prior year acquisitions). In Europe, eight acquisitions and two investments with a total spend of c. €43 million were completed. Our Heavyside business acquired 11 readymixed concrete plants in the UK, three quarries in Ireland, an aggregates terminal in Belgium and entered into a sand & gravel joint venture in France, adding reserves of 11 million tonnes. Further investments were also made to buy out a minority position in Spain and add to an existing joint venture in Ireland. Our Lightside Division completed two acquisitions in the UK. The Distribution Division acquired a small builders merchant in Austria. In the Americas, c. €170 million was spent on 13 acquisitions and one investment. Our Materials Division completed eight bolt-on acquisitions and one investment in 2016. The principal acquisition was of a significant aggregates and asphalt operation in Utah. Seven further bolt-on acquisitions were completed. In total 93 million tonnes of permitted reserves were added during the year. The Products Division completed five acquisitions, the largest of which was of a Canadian exterior surfaces company which was a strong addition to the core hardscape business of our Architectural Products Group (APG). Three Infrastructure bolt-on operations were also acquired. Finally, a glass hardware company was added in Perth, Australia.

On the divestment front, the Group completed 13 transactions and realised total business and asset disposal proceeds of €283 million in 2016. Business divestments during 2016 generated net proceeds of €123 million. In Europe, our Distribution Division disposed of a roofing products company in the Netherlands while the Heavyside business divested of operations in Poland, Switzerland and Romania. Two small joint venture holdings in France and Germany were also divested. The Americas Materials Division disposed of select aggregates and asphalt operations in Missouri, a small waterproofing business in Michigan and a readymixed concrete operation in Iowa and Minnesota. Certain aggregates assets in Oregon and Montana were also disposed in a cash neutral swap. Finally, our Americas Products Division disposed of a pavement products operation, certain Infrastructure operations in Canada and the assets of a burial vaults business.

1. Net deferred tax liabilities reduction of €447 million is stated on a continuing (€440 million) and discontinued (€7 million) basis.

31

Farrans, a division of Northstone, which is part of CRH’s Europe Heavyside Division, completed the design and construction of a new cable-stayed dual carriageway bridge over the River Wear in Sunderland, England, in August 2018. The project, known as the Northern Spire, was carried out in a joint-venture partnership between Farrans and Belgian steel construction specialist, Victor Buyck. The bridge is a three span cable-stayed bridge with a 105m-high A-frame pylon, which stands taller than London’s Big Ben. It has two lanes of traffic in both directions which are forecast to carry 27,000 vehicles per day, plus dedicated cycleways and footpaths along its full length.

CRH Annual Report and Form 20-F I 2018

Materials Overview

CRH is a leading vertically integrated producer and supplier of heavyside building materials globally. We produce aggregates, lime, cement, concrete products, and asphalt in major markets across North America, Europe and Asia. CRH is the largest heavyside materials business in Europe and the largest producer of aggregates and asphalt in North America.

What we do

Our materials businesses are founded in resource-backed cement and aggregates assets, which support the manufacture and supply of aggregates, lime, cement, concrete products and asphalt.

These materials are used extensively in a wide range of construction applications from major public road and infrastructure projects, to the development or refurbishment of commercial buildings and private residential structures. Customers typically range from national, regional and local governments, to building contractors and other construction product and service providers.

In addition to leveraging the benefits of scale and best practice, our businesses are differentiated in their markets by a proven track record in serving the unique needs of local customers and successfully delivering for those customers.

How we create value

Our portfolio of vertically integrated materials businesses build strong regional leadership positions underpinned in local markets. We place great emphasis on performance improvement initiatives across our businesses and seek to

AGGREGATES	LIME	CEMENT

Aggregates are naturally occurring mineral deposits such as granite, limestone and sandstone. Our businesses extract these deposits and process them for sale. They are supplied as a range of products for use in general construction and engineering projects as well as in a variety of additional CRH product lines including asphalt and readymixed concrete. For additional information on the Group’s mineral reserves, see page 223.	Lime is a versatile chemical product used in multiple industries. Our Europe based lime businesses produce and supply a wide range of specialist products for the agricultural, environmental, industrial and construction sectors. CRH is the second largest producer of lime in the European market and has operations in Ireland, the Czech Republic, Germany, Poland, Russia and the UK.

Cement is the primary binding agent in the production of concrete products for the construction industry. Primarily produced from limestone, cement products are most commonly mixed with sand, stone or other aggregates and water to form concrete. While typically produced for sale within each country, cement can also be traded internationally. Because cement manufacturing is an energy-intensive process, our businesses have established a range of initiatives to reduce our carbon footprint.

1.  Net Assets at 31 December 2018 comprise segment assets less segment liabilities as disclosed in note 2 to the Consolidated Financial Statements.

2.  Geography, sector exposure and end-use balance are based on sales.

3.  Throughout this document annualised volumes have been used which reflect the full-year impact of development activity during the year and may vary from actual volumes sold.

CRH Annual Report and Form 20-F I 2018

AMERICAS MATERIALS	EUROPE HEAVYSIDE	ASIA

create value through optimisation of our asset base. Our deep market knowledge drives performance, while our extensive network allows us to leverage talent, synergies for procurement, cost and logistics management and drive both commercial and operational excellence.

With a strong pipeline of opportunities across regions, our development strategy is focused on identifying and integrating bolt-on acquisitions for synergies, reserves and further vertical integration, in addition to opportunities in contiguous regions to extend and strengthen regional positions.

How we structure our operations

Our Americas Materials Division is organised across three countries (the US, Canada and Brazil) and employs approximately 27,300 people at over 1,450 locations.

Our Europe Heavyside Division is organised across four operational clusters (Tarmac (UK), Europe North, Europe West and Europe East). Europe Heavyside employs approximately 25,900 people at close to 1,140 locations.

Our operations in Asia comprise cement operations in the Philippines along with equity accounted investments in Northeast China and Southern India. Approximately 1,300 people are employed at 12 operating locations with a further 7,300 people in our equity accounted investments. As of 1 January 2019, Asia was combined with Europe Heavyside to form Europe Materials.

Annualised Sales Volumes[3]: Aggregates: 304.6m tonnes; Lime: 7.7m tonnes; Cement: 48.2m tonnes; Readymixed Concrete: 31.0m m3; Concrete Products: 6.4m tonnes; Asphalt: 57.3m tonnes

READYMIXED CONCRETE	CONCRETE PRODUCTS	PAVING & CONSTRUCTION	ASPHALT
Readymixed concrete is a highly versatile building material comprised of aggregates bound together with cement and water. It is strong, customisable and durable, making it the world’s most popular building material. Our readymixed concrete is produced to customer specifications, mainly on-site at aggregates locations and is delivered in a timely manner from our extensive network in local markets.	Europe Heavyside manufactures concrete products such as floor and wall elements, beams and vaults, pavers and fillers. Raw materials include cement, crushed stone and sand and gravel, all of which are readily available locally. Concrete products are sold to both the public and private construction sectors. Competition comes mainly from other readymixed concrete and concrete products producers, as well as from a variety of smaller manufacturers in local economies.

CRH is the leading supplier of product for road construction and repair/maintenance demand in North America. Annually, our crews complete approximately €3.8 billion in paving and construction projects.

In Europe CRH has a number of paving and construction businesses in Ireland, Poland and the UK.

Asphalt is primarily used in road surfacing and other transport infrastructure including airport runways. It consists of aggregates bound together with bitumen, a by-product of the oil industry. Customers are typically government and local authorities involved in the construction and maintenance of road networks. CRH uses recycled materials and innovative technologies that result in lower emissions. CRH is the number one asphalt producer in North America, and has leadership positions in the UK and Ireland.

*   EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Operations Review - Americas Materials
Prior Year 2017

Results			Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	LH Costs[1]	Organic	2017	% change
Sales revenue	7,598	-123	+379	-80	-	+196	7,970	5%
EBITDA (as defined)*	1,204	-24	+46	-5	+7	+42	1,270	5%
Operating profit	818	-19	+12	-2	+7	+42	858	5%
EBITDA (as defined)*/sales	15.8%						15.9%
Operating profit/sales	10.8%						10.8%

1The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

2017 was a year of progress in Americas Materials, supported by economic growth across residential and non-residential sectors, while infrastructure remained stable in our markets. Despite record levels of rainfall during 2017 and hurricane activity experienced in Florida and Texas, both sales and operating profit increased 5%, as selling price increases were achieved across all products in North America.

Aggregates had a strong finish to 2017 and together with the positive impact of acquisitions during 2017, total volumes were 7% ahead, while like-for-like volumes were flat. Average price increases of 6% on a like-for-like basis combined with efficient cost control resulted in margin expansion.

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

With pockets of increased state infrastructure spending, like-for-like sales for paving and construction services increased 1% with overall sales 7% ahead. Construction margin improved slightly in 2017, despite the competitive bidding environment.

Our cement business in North America saw total volumes 3% ahead in 2017 and marginal price increases, supported by stronger demand in the US. Against the backdrop of a favourable US price environment, Americas Materials optimised its terminal network and market penetration by repositioning more volumes to the US from Canada, where competitive market conditions remained, especially in Quebec.

Americas Materials strengthened its position in existing and complementary markets throughout North America in 2017 and completed 13 acquisitions for a combined total of €1.1 billion. The principal acquisition, which was completed at the end of November 2017 and therefore had a limited contribution to 2017 trading, was Suwannee American Cement together with certain other materials assets; consisting of a 1 million tonne cement plant in Florida, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities.

United States

Trading benefited from solid demand in the US and, despite some unfavourable weather, total volumes and prices increased across all products in 2017. Like-for-like sales saw a resulting 4% increase in 2017. Operating profit also increased though margin expansion in aggregates and readymixed concrete was partly offset by a decline in asphalt margins due to higher bitumen prices, a key component of asphalt mix.

With significant precipitation as well as softer markets in Michigan and Connecticut in 2017, volumes were down across all products in the North division, although increased pricing and improved construction sales resulted in a like-for-like sales increase. Operating profit was impacted by increased input costs, and margin declined. Like-for-like South division sales and operating profit were ahead 7% and 14% respectively in 2017, despite the impact of hurricane Irma which caused downtime at several locations in Florida and Georgia. Improvements were mainly driven by increased construction activity and margin, as well as price increases across all products.

Like-for-like Central division sales were down 3% in 2017 mainly due to unfavourable weather during the summer which continued into autumn, along with the impact of hurricane Harvey; however, with strong cost control and the benefit of operating efficiencies, overall operating profit improved over 2016. Overall demand was strong across the West division, with improved volumes across all product lines resulting in like-for-like sales up 11% compared with 2016. Operating profit was also well ahead in the division, with aggregates and readymixed concrete price increases taking hold and driving increased margin.

Canada

The overall Canadian economy expanded in 2017, led by robust gains in the core markets of Ontario, Quebec and Alberta. The pace of growth was largely fuelled by improvements in oil prices and spending by Canadian consumers. Despite the positive environment and increased volumes across all products, like-for-like sales were muted by regional variations in pricing and the performance within the construction business, which was impacted by adverse weather conditions and the non-recurrence of key projects in 2017.

Brazil

Weakness in the construction market continued during 2017 due to the unfavourable economic and political situation; however, in late 2017, lower interest rates and a reduction in inflation started to have a positive impact. While cement consumption was down 5% in 2017 in the Southeast region, CRH saw volume improvements through a focus on key customer segments; however, selling prices fell below 2016 levels.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Current Year 2018

Results		Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	7,970	-356	+1,026	-26	+337	8,951	12%
EBITDA (as defined)*	1,270	-56	+267	-12	+24	1,493	18%
Operating profit	858	-37	+176	-9	+21	1,009	18%
EBITDA (as defined)*/sales	15.9%					16.7%
Operating profit/sales	10.8%					11.3%

Following significant development activity in 2018 and the latter half of 2017, Americas Materials operating profit was €1.0 billion in 2018, 18% ahead of the prior year. Continued economic growth in the residential, non-residential and infrastructure sectors drove underlying demand and organic sales were 4% ahead of 2017, while organic operating profit grew 3%. The Division experienced pricing progress, with improvements across all products. However, margins were impacted by poor weather in key markets and ongoing cost inflation, with notable increases in bitumen, a key input in asphalt production, and energy costs, including diesel and gasoline.

Total aggregates volumes including acquisitions increased 8% in 2018, with the impact of inclement weather impacting like-for-like volumes, which were 1% ahead. Average prices increased 3% on a like-for-like basis and 2% overall compared with 2017, however margins were under pressure due to increased input costs.

With a later start to paving projects across some key regions and further weather-related delays experienced in the third quarter in the North and Central divisions, like-for-like asphalt volumes were down 3% with total volumes down 2%. Like-for-like prices improved 10%, but higher bitumen costs negatively impacted margins.

Total readymixed concrete volumes were 29% ahead of 2017 due to acquisition activity, and prices improved 3%. Like-for-like volumes were impacted by the unfavourable weather, though margins improved as management continued to focus on operational performance.

Overall paving and construction services revenue for 2018 increased 6% and like-for-like revenue was up 4%, mainly driven by the South division, which benefited from a good paving season that extended into the last quarter of the year. Input cost pressure, particularly in raw materials and energy, negatively impacted overall margins in the year.

The acquisition of Ash Grove in June 2018 gave CRH a market leadership position in the North American cement market, and including the partial year of ownership with our operations in Florida, Canada and Brazil, resulted in total cement volumes in 2018 of over ten million tonnes. Combined with an additional 24 bolt-on transactions, Americas Materials spent €3.3 billion in the year, adding c. 1.6 billion tonnes of reserves to the business.

United States

Despite unfavourable weather throughout the year, like-for-like sales increased 5% in 2018, and like-for-like operating profit increased 4%. US operations are organised into five divisions: North, South, Central, West and Cement.

The North division comprises operations in 13 states, with key operations in Ohio, New York, New Jersey and Michigan. Like-for-like sales increased 5%, mainly due to improved aggregates volumes and prices, as well as greater construction sales. However, adverse weather conditions and increased input costs resulted in a flat operating profit performance.

The South division comprises operations in 12 states with key operations in Florida, West Virginia and North Carolina. Like-for-like sales increased 11%, benefiting from increased construction activity with several new projects undertaken in key states. Volumes and price increases across all products resulted in a strong operating profit performance in the year.

The Central division has operations in ten states, with key operations in Texas, Minnesota and Arkansas. With record levels of rainfall and flooding, like-for-like sales decreased 4%. Reduced volumes and margin pressure resulted in operating profit finishing behind 2017.

The West division has operations in ten states, with key operations in Utah, Idaho, Washington and Colorado. With strong pricing across all products and volumes growth aided by acquisitions, sales increased 12% during 2018. Although delayed funding in certain states impacted like-for-like aggregates and asphalt volumes, operating profit was ahead of 2017.

Our cement operations delivered higher volumes in 2018 primarily due to the acquisition of Ash Grove and a full year of ownership of the Suwannee American Cement business. Strong price realisation across our major markets and synergies with CRH’s heritage businesses contributed good operating profits in 2018. Integration of the Ash Grove business progressed well and the business performed in line with expectations.

Canada

Canada had moderate GDP growth in 2018, with solid jobs growth. The economy lost some momentum in the second half of the year due to a slowdown in business and government spending. Cement volumes and prices were behind 2017 due to the exit of the Maritimes market and competitive cement market conditions. The business continued to optimise its terminal network and to further penetrate US markets. Furthermore, adverse weather conditions impacted volumes in our other product categories and as a result, operating profit was behind 2017.

Brazil

Continued political uncertainty, particularly in relation to the presidential elections as well as a truck drivers strike, impacted the Brazilian economy during 2018. The weakness in the construction market continued. CRH cement volumes were stable, in line with consumption trends in the Southeast region. Selling price increases were achieved in a higher input cost environment.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Operations Review - Europe Heavyside
Prior Year 2017

Results			Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	Pension Credit1/ LH Costs[2]	Organic	2017	% change
Sales revenue	6,945	-203	+95	-110	-	+175	6,902	-1%
EBITDA (as defined)*	781	-26	+3	-17	+52	+46	839	7%
Operating profit	386	-16	-3	-14	+52	+73	478	24%
EBITDA (as defined)*/sales	11.2%						12.2%
Operating profit/sales	5.6%						6.9%

1 Swiss pension plan past service credit of €20 million in 2017

2 LH integration costs of €32 million were incurred in 2016

The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

The commentary below excludes the impact of a past service credit due to pension plan amendments in Switzerland.

Overall the 2017 outturn for Heavyside was positive with market recovery in Ireland, France, Poland and Finland in particular compensating for more subdued trading conditions in Switzerland and the UK. Although total sales declined, modest year-on-year organic growth resulted in improved operating profit, due to strong operating leverage arising from volume growth in some key countries, signs of progress on pricing and a focus on performance improvement initiatives and synergies.

Tarmac (UK)

Despite political and economic uncertainty in the UK, organic sales in our Tarmac business were ahead of 2016, with growth in building products and contracting sales and modest improvements in pricing for aggregates, asphalt and readymixed concrete compensating for a slight decline in overall volumes. Operating profit was slightly behind 2016, with increased bitumen costs in the asphalt division not fully compensated by increased sales and the impact of performance improvement initiatives.

Europe North

The UK cement and lime operations maintained stable pricing against a backdrop of modest economic growth in 2017, while improvements in production processes and synergies, achieved through network optimisation, further contributed to operating profit growth.

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

Europe West

Both sales and operating profits in France benefited from increased volumes in all major products in 2017, particularly cement and readymixed concrete, driven by growth in the residential sector, although pricing remained challenging.

Organic sales in the Benelux grew in 2017 with a strong contribution from some larger projects in the Belgian structural business and growth in the Dutch residential sector; operating profit declined, impacted by a one-off cost in the structural business.

The 2017 outturn in Denmark was positive, with sales and operating profit significantly ahead of 2016 supported by residential construction in major cities, some large non-residential projects and overall modest economic growth.

The performance in Spain advanced on 2016, with an improvement in the macroeconomic situation.

Both sales and organic operating profit were behind 2016 in Switzerland due to difficult market conditions, with overall domestic cement consumption also impacted by poor weather early in 2017. With pricing pressure arising from imports, cement prices declined.

Lower cement volumes were experienced in our German operations due to reduced demand in key rural markets, a competitive landscape and individual project delays; results were behind 2016. Our lime acquisition, Fels, performed in line with expectations.

Europe East

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

Organic sales in Romania were slightly ahead of 2016, with poor weather in the early part of 2017 and slower than anticipated commencement of major infrastructure projects compensated by stronger volumes in the last quarter of 2017. Operating profits were ahead of 2016, positively impacted by price improvement and by performance improvement initiatives.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Current Year 2018

Results			Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Pension Credit[1]	Organic	2018	% change
Sales revenue	6,902	-54	+511	-53	-	+305	7,611	10%
EBITDA (as defined)*	839	-9	+65	-1	-20	+37	911	9%
Operating profit	478	-6	+36	-	-20	+13	501	5%
EBITDA (as defined)*/sales	12.2%						12.0%
Operating profit/sales	6.9%						6.6%

1 Swiss pension plan past service credit of €20 million in 2017

The 2018 trading performance for Europe Heavyside was positive, particularly for our operations in Ireland, the Benelux, Denmark and Poland, with more challenging trading conditions in the UK due to increased input costs and continued uncertainty as to the impact on construction activity following the Brexit vote. The year-on-year organic sales growth was reflected in an increase in operating profit, as prices progressed and a continued focus on performance initiatives contributed to the growth to offset cost inflation, which is a feature across all markets.

Tarmac (UK)

Despite challenging weather conditions earlier in the year and ongoing political and economic uncertainty in the UK, sales in our Tarmac business were ahead of 2017, underpinned by growth in contracting sales and more modest growth in other materials. Overall, operating profit was behind compared with prior year as continued progress on performance improvement measures was offset by increased input costs and a challenging market environment.

Europe North

A positive performance in the UK lime business as a result of strong environmental volumes partially offset the decline in cement volumes, resulting in overall UK sales and operating profit being behind 2017.

In Ireland, sales and operating profit were ahead of 2017 mainly due to the continued market recovery, particularly in the Dublin region. Volumes increased and positive pricing trends were evident across key products, offsetting increased input costs, particularly energy.

Although cement and readymixed concrete volumes in Finland were slightly behind in 2018, aggregates volumes were higher, positively impacted by project activity. The concrete products business also performed well due to good market demand, particularly residential, and overall sales and operating profit finished ahead of 2017.

Europe West

Sales and operating profit in France benefited from favourable trading conditions, as good underlying demand resulted in increased volumes and a positive pricing environment for key products, with the exception of the precast concrete business, which was impacted by project delays.

Sales in the Benelux were ahead of 2017, as a positive contribution from the structural businesses reflected good demand in the residential sector, together with improved readymixed concrete pricing. Operating profit finished ahead of 2017, benefiting from good underlying market demand and one-off income.

In Denmark, sales and operating profit finished ahead of prior year, as the business benefited from good underlying demand and progress in pricing achieved during the year.

In Spain, results advanced on prior year, with improved pricing in cement and readymixed concrete partly offset by lower cement volumes, due to severe weather at the beginning of the year and the conclusion of a major project during the year.

Despite a significant increase in cement volumes in Switzerland, benefiting from solid construction growth, sales and operating profit were behind prior year due to a decline in cement and readymixed concrete prices, reflecting strong competition.

In Germany, improved cement pricing as well as the contribution of our lime business Fels, resulted in sales and operating profit ahead of prior year.

Europe East

Trading in Poland was ahead of prior year with good performance in all businesses. Healthy volumes were supported by the economy and the construction sector, which continued to grow at high rates. In addition, good price development was achieved across all activities in a competitive market, contributing to the positive performance in 2018.

In Ukraine, pricing improved in all businesses in 2018 resulting in organic sales finishing ahead year-on-year, however cement volumes declined due to increased market capacity and unfavourable weather conditions during the first quarter, which combined with cost inflation and logistical constraints resulted in operating profit being behind 2017.

Continued solid economic and construction growth in 2018 contributed to improved sales in Hungary and Slovakia. Despite increasing input costs, operating profit was ahead of prior year, mainly as a result of higher volumes across the businesses.

In Serbia, cement and readymixed concrete volumes increased compared to prior year and overall sales and operating profit were ahead of 2017, supported by performance improvement initiatives.

In Romania, after a slow start to the year, affected by very poor weather conditions, cement volumes recovered and were ahead of prior year. In addition good pricing and margin progression contributed to sales and operating profit growth.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Operations Review - Asia
Prior Year 2017

Results		Analysis of change
€ million	2016	Exchange	LH Costs[1]	Organic	2017	% change
Sales revenue	508	-39	-	-33	436	-14%
EBITDA (as defined)*	109	-11	+6	-52	52	-52%
Operating profit	71	-7	+6	-55	15	-79%
EBITDA (as defined)*/sales	21.5%				11.9%
Operating profit/sales	14.0%				3.4%

1 The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015

Philippines

While economic growth and market fundamentals remained robust, with both residential and non-residential demand stable, major infrastructure projects progressed at a slower pace in 2017.

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

India

Despite recording higher cement volumes and marginally higher prices, My Home Industries (MHIL) ended 2017 with operating profit behind 2016 due to increased fuel prices, as well as lower sales of power to third parties.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Current Year 2018

Results		Analysis of change
€ million	2017	Exchange	Organic	2018	% change
Sales revenue	436	-36	+31	431	-1%
EBITDA (as defined)*	52	-7	-20	25	-52%
Operating profit/(loss)	15	-4	-25	-14	-193%
EBITDA (as defined)*/sales	11.9%			5.8%
Operating profit/sales	3.4%			-3.2%

Philippines

Against a backdrop of strong domestic demand and accelerating government infrastructure spending, the Philippine economy continued to perform despite inflationary pressures and tighter global financial conditions. The favourable long-term outlook for the construction industry remains with the government’s increased focus on capital investment.

Organic revenue performance advanced due to positive prices and ongoing demand from all segments. However, notwithstanding this, operating profit was significantly behind 2017 primarily due to higher fuel and power costs, which were only partially offset by continued commercial excellence and operational performance initiatives.

Equity Accounted Investments

China

Cement demand remained subdued in Northeast China. Price increases partially offset lower volumes and increased coal prices, however Yatai Building Materials’ 2018 performance was lower than 2017.

India

Strong growth in MHIL volumes in India was driven mainly by a sustained pick up in infrastructure spend in Andhra Pradesh and Telangana. However, prices continued to be under pressure due to competition and large institutional sales. Increased fuel prices were exacerbated by adverse foreign exchange rates. As a result, MHIL ended 2018 with operating profit lower than prior year.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Products Overview

CRH is a leading supplier of building products globally. Our businesses manufacture, supply and deliver a wide range of high quality, value-added, innovative products and solutions needed to shape and enhance the built environment for modern communities.

What we do

Our businesses are leading suppliers of value-added building products, primarily to residential and non-residential construction projects in markets globally. Customer understanding, product and process innovation and the relative ease with which certain of our products can be transported long distances, are all key features of our products businesses.

We operate a portfolio of product platforms; in Europe, our product platforms are Construction Accessories, Shutters & Awnings,

Network Access Products & Perimeter Protection and Architectural Products, and in North America, our product platforms are Infrastructure, BuildingEnvelope® and Architectural Products.

We continually focus on product innovation and development and we work with specialist end-users, such as architects and engineers, to develop design-solutions that are approved and certified for individual target markets.

We leverage our scale, breadth and capabilities to build competitive advantage in key segments and channels.

INFRASTRUCTURE	NETWORK ACCESS PRODUCTS & PERIMETER PROTECTION	CONSTRUCTION ACCESSORIES

CRH’s Infrastructure group manufactures a range of precast concrete and polymer-based products such as underground vaults, drainage pipe and structures, utility enclosures and modular precast structures which are supplied to the water, electrical, telephone and railroad markets and to select non-residential building applications.

Similar to our Infrastructure platform, Network Access Products design and manufacture technical systems for access to and protection of utilities infrastructure, including composite access chambers and covers, and meter boxes. These solutions offer a time-saving alternative to traditional methods of construction.

Our Perimeter Protection business designs, manufactures, installs and services fully integrated outdoor security and detection solutions. This includes fencing, entrance control and perimeter intrusion detection.

Our Construction Accessories business is a leading global manufacturer and supplier of high-value innovative products and engineered solutions for challenging construction projects. Construction Accessories products include a broad range of engineered anchoring, fixing and connection solutions as well as lifting systems, formwork accessories and general accessories for construction applications.

1.  Net Assets at 31 December 2018 comprise segment assets less segment liabilities as disclosed in note 2 to the Consolidated Financial Statements.

2.  Products, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F I 2018

AMERICAS PRODUCTS

How we create value

Our strategy is to build and grow scalable businesses, balanced across products, geographies and end-use sectors, through increasing the penetration of our range of value-added products and creating competitive advantage through strong customer relationships, brand leadership and service.

Our development focus aims to deepen our positions in existing business platforms, to

EUROPE LIGHTSIDE

broaden our differentiated product portfolio through selected new growth platforms that are exposed to attractive global megatrends, and to expand our presence in developing regions as construction markets become more sophisticated. This enables CRH to provide innovative solutions that meet the longer-term opportunities presented by economic development, changing demographics and sustainability.

As part of our ongoing focus on value creation we consistently invest in talent development, commercial and operational excellence processes, innovation and technology to ensure continuous improvement in everything we do. Our commitment to building better businesses is demonstrated in our approach at national, regional and global levels to facilitate best practice sharing.

How we structure

our operations

Our Americas Products Division is organised into three strategic product groups: Infrastructure, BuildingEnvelope® and Architectural Products employing approximately 17,800 people at nearly 370 locations.

Our Europe Lightside Division is organised into four business areas: Construction Accessories, Shutters & Awnings, Network Access Products & Perimeter Protection and Architectural Products. This Division employs approximately 7,300 people at close to 180 locations.

As of 1 January 2019, both these Divisions, together with our Europe Distribution Division merged into one new global Building Products Division.

BUILDING ENVELOPE®	ARCHITECTURAL PRODUCTS	SHUTTERS & AWNINGS

Our Oldcastle BuildingEnvelope® (OBE) business is a leading integrated supplier of products specified to close the building envelope, including architectural glass, storefront systems, custom engineered curtain and window wall, architectural windows, doors and skylights.

In North America, our Architectural Products (APG) business is a leading supplier of concrete masonry, hardscape and related products for residential, commercial and DIY construction markets.

Our concrete masonry products are used for veneers, walls and foundations. Hardscape products comprise pavers, retaining wall and patio products. Dry cement mixes, such as Sakrete® and Amerimix®, are also an important product offering of our business. Lawn & garden products are marketed to major DIY and homecenter chains across the US. Composite decking products, ChoiceDekTM and MoistureShieldTM are another key outdoor living offering in our portfolio.

In Europe, our Architectural Products business is a leading producer of exterior hardscape products across five countries. It produces pavers, kerbs, retaining walls and slabs for both private and public use. Products are sold to General Builders Merchants and DIY outlets as well as to municipalities and large contractors.

Our Shutters & Awnings business designs, manufactures and supplies roller shutters, awnings, terrace roofs and related products for sun protection and outdoor living. CRH companies offer energy-efficient products and solutions which contribute to a secure, sustainable and comfortable environment.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Operations Review - Americas Products
Prior Year 2017

Results		Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	Organic	2017	% change
Sales revenue	4,280	-79	+87	-14	+53	4,327	1%
EBITDA (as defined)*	543	-10	+10	+1	+29	573	6%
Operating profit	411	-8	+4	+2	+26	435	6%
EBITDA (as defined)*/sales	12.7%					13.2%
Operating profit/sales	9.6%					10.1%

Improvements in macroeconomic conditions positively impacted construction; however, activity was limited by historically high levels of precipitation in 2017, supply-side factors such as the shortage of skilled construction labour and competitive markets. Americas Products saw good growth along the West Coast and parts of the South and Southeast due to improved residential and non-residential construction, partly offset by more modest trading in Canada and parts of the Northern US. Contributions from improved operational efficiencies, improved product and project mix, procurement initiatives and targeted price increases more than offset the impact of input cost inflation. Benefiting from the contribution of acquisitions and synergies from the CRL acquisition, Americas Products achieved a 6% increase in operating profit in 2017 and margins improved.

Americas Products completed eight acquisitions and one joint venture investment in 2017 for total consideration of €0.2 billion. The acquisition of Advanced Environmental Recycling Technologies, Inc. (AERT), a manufacturer of composite decking, added an outdoor living product complementary to APG’s Belgard hardscapes and retaining wall products. Also, the acquisition of Block USA extended APG’s masonry footprint into Alabama, Mississippi and the Gulf Coast.

Architectural Products

With the benefit of acquisitions, APG saw increased activity in 2017, especially in the residential RMI sector. Growth was at a more measured pace than 2016, with volumes affected by unfavourable weather and installation labour shortages. Activity was good across most of the US but more moderate in Canada. Solid demand from major products and distribution channels, together with product innovation and commercial initiatives, drove a modest increase in like-for-like sales compared with 2016. APG focused on operating cost reduction efforts to maximise returns. Overall, APG saw good operating profit growth for 2017.

BuildingEnvelope®

In 2017, non-residential building activity advanced but at a slower pace than prior years. OBE experienced relatively flat sales revenue in 2017 because of more challenging market conditions, more selective bidding on larger projects and tighter skilled labour markets. However, OBE recorded improved operating profits because of better sales mix, improved operational performance and synergies from the integration of the CRL and OBE businesses.

Infrastructure

Sales growth was achieved in 2017 but was limited by unfavourable weather and relatively slower demand growth for both private construction and public infrastructure in certain markets. The Infrastructure group recorded increased operating profits, due to better operational performance at construction project businesses, partly offset by margin impacts from increased input costs. In addition, backlogs remained strong in 2017.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Current Year 2018

Results		Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	4,327	-187	+193	-2	+102	4,433	2%
EBITDA (as defined)*	573	-25	+21	+1	+33	603	5%
Operating profit	435	-19	+12	+1	+30	459	6%
EBITDA (as defined)*/sales	13.2%					13.6%
Operating profit/sales	10.1%					10.4%

Construction activity continued to benefit from the improved macroeconomic backdrop; however, volumes were impacted by bad winter and wet fall weather, continued supply-side factors such as labour and construction cost inflation, and competitive markets. Similar to 2017, Americas Products saw growth along the West Coast of the US and in parts of the South due to good residential and non-residential construction activity, partly offset by softness in Canada and parts of the Northern US, due to weather and slower growth markets. Targeted price increases, operational efficiencies, procurement initiatives and overhead cost reductions all helped deliver improved margins despite cost increases in raw materials, labour, and logistics. Americas Products achieved a 6% increase in total operating profit.

Americas Products completed six acquisitions for total consideration of c. €160 million. The acquisitions of Coral Industries and SIGCO extended OBE’s geographic footprint and product offerings in the Southeast and Northeast US, respectively. Similarly, the Concrete Specialties acquisition and the Ash Grove packaging division added geographic exposure to Central US markets where Infrastructure and APG, respectively, had a relatively small presence.

Architectural Products

APG saw modest sales growth in 2018, benefiting from healthy residential RMI demand, but volumes were limited by adverse weather, as well as contract labour shortages. Demand for most products was particularly strong along the West Coast, which together with commercial initiatives, drove a small increase in like-for-like sales compared with 2017. Overall, APG saw solid operating profit growth due to acquisition results and cost reduction initiatives, which more than offset the unfavourable impacts from rising logistics and input costs.

BuildingEnvelope®

Non-residential building activity in 2018 was muted by higher building materials costs, increasingly tight skilled labour markets and higher interest rates. OBE saw relatively flat organic revenue in 2018 because of a strategic shift away from larger projects. However, OBE achieved increased operating profits due to improved trading results at its metals and glazing hardware businesses and the inclusion of acquisition results, which more than offset the effects of higher labour and raw material costs.

Infrastructure

The Oldcastle Precast business was rebranded to Oldcastle Infrastructure in 2018 to better reflect the diversity of its product offerings. Sales growth advanced in 2018 due to good demand for both private construction and public infrastructure, particularly in the Southeast, West and Mountain states of the US. Infrastructure recorded significantly increased operating profits, due to reductions in fixed overheads, better operational execution, and good acquisition performance. Infrastructure was also able to pass on price increases to offset input cost inflation, and the business saw backlog growth in 2018.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Operations Review - Europe Lightside
Prior Year 2017

Results		Analysis of change
€ million	2016	Exchange	Acquisitions	Organic	2017	% change
Sales revenue	1,392	-15	+7	+56	1,440	3%
EBITDA (as defined)*	137	-2	+1	+7	143	4%
Operating profit	92	-2	+1	+11	102	11%
EBITDA (as defined)*/sales	9.8%				9.9%
Operating profit/sales	6.6%				7.1%

Europe Lightside experienced a year of growth in 2017 as good performances in a number of key markets resulted in total sales for the Division finishing 3% ahead of 2016. Strong activity levels in the UK market underpinned demand, particularly for our Construction Accessories and Network Access Products businesses. Economic recovery in the Netherlands and Poland in 2017 resulted in good growth, while activity in other key markets, including Belgium and Germany, was stable. Against this overall favourable market backdrop, cost optimisation and margin enhancement resulted in an 11% operating profit increase for the Division.

Construction Accessories

2017 was one of progress for the Construction Accessories platform with strong organic sales due to robust activity levels across core markets and product innovation. Operating profit also expanded, despite restructuring charges taken as part of the platform’s optimisation of its production network. Our UK-based engineered accessories business experienced strong demand for its products, supported by good activity levels and both sales and operating profit were ahead of 2016. In Germany, the business also advanced in 2017, as positive trading conditions resulted in increased demand. For our Swiss business, reasonable activity levels saw sales finish ahead of 2016. Activities in the Netherlands and France benefited from economic recovery in 2017 while sales in our Belgian business advanced in competitive markets. Our export markets proved challenging as project delays impacted performance, though our Australian business saw organic growth due to good demand for its products.

Shutters & Awnings

The Shutters & Awnings business recorded a 3% increase in sales compared with 2016. The Netherlands, supported by underlying market activity and benefiting from operational improvements, reported a good trading performance. Our German businesses experienced challenges arising from tighter labour markets and increased input costs; however, sales across the businesses advanced in 2017. The UK business reported a solid trading performance despite currency pressure. Operating profit for the platform remained in line with 2016.

Network Access Products

& Perimeter Protection

The Network Access Products business had another year of growth in both sales and operating profit in 2017. Positive underlying infrastructure demand continued, particularly in its UK-based business; in addition, focus on optimising costs and product profile resulted in positive margin development for the business.

The permanent fencing business overall had a positive year in 2017 as it reported both sales and operating profit ahead of 2016. Continued cost focus at our UK businesses resulted in improved sales and profitability and margins advanced in the Netherlands, despite competitive markets. The mobile fencing business, after a strong 2016, experienced another year of growth benefiting from improved building activity in its core markets.

Architectural Products

Despite a good demand backdrop across the platform’s main markets and sales progression, operating profit finished behind 2016 as a result of a lower margin product profile in some markets. In the Benelux, trading advanced in 2017 in an overall positive economic environment. For our German business, trading was broadly in line with 2016 while results were positively impacted by improved pricing and operational performance. In Poland, our operations experienced strong demand, albeit for some lower margin products, and with good volume growth sales finished ahead of 2016.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Current Year 2018

Results		Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	1,440	-11	+16	-12	+75	1,508	5%
EBITDA (as defined)*	143	-1	+2	+1	+7	152	6%
Operating profit	102	-1	+1	+1	+7	110	8%
EBITDA (as defined)*/sales	9.9%					10.1%
Operating profit/sales	7.1%					7.3%

With sales 5% ahead of 2017, it was a successful year for Europe Lightside, boosted by acquisitions in the Network Access Products and Construction Accessories platforms. The Netherlands saw a significant improvement in performance as the economy continued to expand. Activity levels in Australia were good and the Polish market also benefited from a strong increase in demand. Sales in the key markets of Germany and the UK remained stable, where the UK incurred some headwinds on profitability driven by the under-performance of the now divested Plaka UK business and a changing customer mix in Network Access Products. Operating profit for the Division increased by 8% as a result of the improved sales performance and a continued focus on cost optimisation and margin enhancement.

Construction Accessories

It was another year of solid organic sales and operating profit growth for the Construction Accessories platform, primarily driven by improvements in Western European markets. In Germany, labour shortages on building sites and resulting project delays impacted overall performance. Excluding the divested Plaka business, trade in our UK business saw continued growth. The Australian business benefited from continued demand in the high-rise residential market and was also boosted by an acquisition earlier in the year. The export market remained important but challenging due to further project delays, however performance in the Chinese and US markets improved.

Shutters & Awnings

The Shutters & Awnings business recorded a 1% increase in sales compared with the prior year, whilst operating profit remained flat. Once again operations in the Netherlands were assisted by a positive economic environment, supported by favourable weather conditions, while a focus on improvement initiatives and an increased online presence in the UK business resulted in sales and margin growth. Our German businesses were impacted by lower margins due to a combination of increasing input and labour costs in a more competitive environment.

Network Access Products & Perimeter Protection

Network Access Products had another year of growth in sales and operating profit. The Australian business continued to experience growth driven by a robust construction market. The French market also saw improvements, while the underlying performance in the UK was behind last year due to a change in customer mix, which was partly offset by an acquisition in the second quarter of 2018.

The Perimeter Protection business showed a solid increase in sales and operating profit. In the permanent fencing business, performance was driven by the Netherlands, which benefited from the strong economy, while improvement in the mobile fencing business was driven by strong trading across most of our key markets.

Architectural Products

As a result of a favourable economic environment in certain key markets, sales and operating profit finished ahead of prior year. In Poland, operations experienced strong demand and an improvement in performance, through increased sales of higher margin products and overall price improvement. Despite the disruptive weather conditions early in the year, sales in the German business finished ahead of 2017, however, operational challenges and an unfavourable sales mix resulted in operating profit below prior year. The French business was divested in November. The Benelux operations benefited from higher demand in public markets.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Distribution Overview

CRH’s Europe Distribution businesses supply building materials to professional builders, specialist heating and plumbing contractors, and DIY customers through a network of trusted local and regional brands across a number of mature markets in Western Europe.

What we do

We supply a wide range of building materials, catering to different local markets and varied customer groups.

Typically we serve professional customers, including both specialist and general contractors, as well as consumers.

Our distribution customers rely on us to have the right products in stock, at the right time and in the right location in order to ensure their own operations can continue to operate in an efficient and economical manner. They also expect us to have a high degree of product knowledge and technical information, which is an area we focus on through ongoing employee training and development.

DIY	GENERAL BUILDERS MERCHANTS

Our DIY platform operates under two different brands: Hagebaumarkt (Germany) and our Maxmat joint venture (Portugal). Serving the residential RMI segment, our DIY business sells decorative and home improvement products direct to the consumer from easily-accessible retail locations.

Our businesses distribute heavy building materials and related products from 332 locations to professional customers, mainly small and medium sized builders. These businesses have strong regional positions based on a comprehensive branch coverage, wide product offering and high stock availability.

1.  Net Assets at 31 December 2018 comprise segment assets less segment liabilities as disclosed in note 2 to the Consolidated Financial Statements.

2.  Activities, sector exposure and end-use balance are based on sales.

CRH Annual Report and Form 20-F I 2018

EUROPE DISTRIBUTION

	€ million	% of Group
Sales	3,856	14%

Operating Profit	112	5%

EBITDA (as defined)*	181	5%

Net Assets[1]	1,242	5%

How we create value

We operate a portfolio of local brands that focus on building deep customer relationships through quality of service, reliability and focused propositions tailored to selected market segments.

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

Substantial opportunities remain to develop our existing network in our core markets and to establish new propositions aimed at increasing our exposure to growing RMI market demand.

How we structure our operations

Our businesses are active in three primary business areas: DIY (Do-It-Yourself), General Builders Merchants (GBM) and Sanitary, Heating and Plumbing (SHAP). We also hold a 21.13% equity interest in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in the Rhône-Alpes region of France. The Division employed approximately 10,200 people during the year, and following the divestment of the DIY business in Benelux in July 2018, now operates across over 550 locations.

SANITARY, HEATING AND PLUMBING

Our SHAP businesses specialise in servicing the needs of plumbers and heating, gas, water, and ventilation technicians at 178 locations. The businesses are organised around public-facing showrooms to facilitate product choice, central warehousing and a wide network of pick-up locations for installers to collect or co-ordinate delivery.

  *  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Operations Review - Europe Distribution
Prior Year 2017

Results			Analysis of change
€ million	2016	Exchange	Acquisitions	Pension Credit[1]	Organic	2017	% change
Sales revenue	4,066	-20	+28	-	+71	4,145	2%
EBITDA (as defined)*	206	-1	-	+61	+3	269	31%
Operating profit	130	-1	-	+61	+17	207	59%
EBITDA (as defined)*/sales	5.1%					6.5%
Operating profit/sales	3.2%					5.0%
				[1] Swiss pension plan past service credit of €61 million in 2017

The commentary below excludes the impact of a past service credit due to pension plan amendments in Switzerland.

Europe Distribution experienced stable sales and profit development in 2017 but with mixed performances across our businesses. Overall sales were slightly ahead of 2016 with a strong contribution from our GBM business in the Netherlands which benefited from an increase in residential building volumes. In addition, our SHAP businesses in Germany and Belgium gained market share in consolidating markets. These positive developments were partly offset by difficult market conditions in Switzerland.

General Builders Merchants

Our GBM business showed 3% sales growth in 2017, with stable operating profit excluding depreciation. Increased demand in the Netherlands combined with delivery on performance improvement projects resulted in further growth of the Dutch operating profit. Our German business showed sales growth against a flat RMI market backdrop, with profit impacted by acquisition-related costs. Market conditions in Switzerland remained challenging in 2017 due to sluggish residential demand, and cost savings initiatives could not fully offset the impact of lower sales and increased pressure on trade margins. Our French business benefited from an improving residential sector and the performance in our Austrian business improved due to the focus on our cost base.

Sanitary, Heating and Plumbing

Sales growth from additional pick-up locations and further investments in showrooms led to market share improvement in our German and Belgian SHAP businesses in 2017. Operating profit decreased due to declining results in Switzerland, which were partly offset by operational improvement, procurement initiatives and growth in Belgium and Germany.

DIY

Despite improved consumer confidence in the Netherlands, Belgium and Germany in 2017, competitive pressures and an increased trend towards online sales contributed to declining store sales. Operating profit in our Netherlands business improved due to a focus on overhead costs and personnel productivity initiatives. Despite the opening of a new store in the Brussels area, sales and operating profit remained stable in a competitive environment. Our German DIY business performed in line with 2016, although trading was impacted by some unfavourable weather conditions at the beginning of 2017.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Current Year 2018

Results			Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Pension Credit[2]	Organic	2018	% change
Sales revenue[1]	4,145	-38	+109	-255	-	-105	3,856	-7%
EBITDA (as defined)*	269	-2	+2	-25	-61	-2	181	-33%
Operating profit	207	-1	+1	-19	-61	-15	112	-46%
EBITDA (as defined)*/sales	6.5%						4.7%
Operating profit/sales	5.0%						2.9%
[1] Reported 2018 sales were impacted by the change in treatment of certain direct sales at GBM to an agency (net commission) basis following the adoption of the new revenue accounting standard, IFRS 15. Excluding the adjustment (c. €175 million), like-for-like sales were 2% ahead of 2017
[2] Swiss pension plan past service credit of €61 million in 2017

Europe Distribution realised modest like-for-like sales growth in 2018, excluding the change in treatment of certain direct sales. This increase was driven mainly by our GBM business, with ongoing positive momentum in the Netherlands, particularly in residential construction activity. Furthermore, our SHAP business in Germany continued to gain market share in a relatively flat market. These positive developments were partly offset by challenging market conditions in a competitive environment across our Swiss business, particularly in the first half of the year. Overall sales were behind 2017, primarily due to the divestment of our DIY business in the Benelux.

General Builders Merchants

Our GBM business realised solid like-for-like sales, excluding the change in treatment of certain direct sales, and improved like-for-like operating profit. Positive market conditions and performance improvement initiatives led to continued growth of operating profit in the Netherlands, while sales and profit growth in Germany was partly attributable to prior year acquisitions. Underlying sales in Switzerland were marginally behind 2017, with the residential market remaining challenging due to a tendency towards multi-family homes, which contributed to lower margin levels. Our businesses in France and Austria were impacted by adverse weather in the beginning of the year and increased competition from new entrants.

Sanitary, Heating and Plumbing

Our SHAP business in Germany continued to realise growth and gained further market share, benefiting from additional pick-up locations and showrooms. Our Belgian business faced some challenges in a somewhat slower market, which negatively impacted results. Sales and profit at our business in Switzerland were below prior year, due to continued challenges in the residential market and increased competition.

Our SHAP business completed acquisitions in Germany and Belgium in the second half of the year. These bolt-on acquisitions had a modest impact on sales and operating profit in 2018.

DIY

While DIY sales were down on a like-for-like basis driven by the ongoing trend towards online sales, focus on operational productivity resulted in improved underlying profits. In Germany, our DIY business recovered from the inclement weather conditions in the beginning of the year and realised stable sales and profit levels. Overall results however were impacted by the disposal of our DIY business in the Benelux in July 2018.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH’s ‘Life Saving Rules’ set out the minimum safety standards for all CRH operations globally. Helmets and safety glasses similar to those worn by this Raw Materials Manager at Mykolaivcement, Ukraine, part of CRH’s Europe Heavyside Division, are among the minimum mandatory personal protective equipment (PPE) requirements when working at CRH sites.

Board of Directors	54

Corporate Governance Report	58

Directors’ Remuneration Report	68

Directors’ Report	98

CRH Annual Report and Form 20-F I 2018

Board of Directors	Nicky Hartery Chairman Appointed to the Board: June 2004 Nationality: Irish Age: 67 Committee membership:	Albert Manifold Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 56 Committee membership:	Senan Murphy Group Finance Director Appointed to the Board: January 2016 Nationality: Irish Age: 50 Committee membership:

Board Committees Acquisitions Audit Finance Nomination & Corporate Governance Remuneration Safety, Environment & Social Responsibility Committee Chairman

Skills and experience:

Nicky was Vice President of Manufacturing and Business Operations for Dell Inc.’s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the US.

Qualifications: C.Eng, FIEI,

MBA.

External appointments:

Listed: Non-executive Director of Finning International, Inc., the world’s largest Caterpillar equipment dealer. Non-listed: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive Chairman of Musgrave Group plc, a privately-owned international food retailer; and Chair of Horse Racing Ireland, a body which is responsible for developing and promoting Ireland as a world centre for excellence for horse racing and breeding.

Skills and experience:

Albert was appointed a CRH Board Director in January 2009. He joined CRH in 1998. Prior to joining CRH, he was Chief Operating Officer with a private equity group. While at CRH he has held a variety of senior positions, including Finance Director of the Europe Materials Division, Group Development Director and Managing Director of Europe Materials. He became Chief Operating Officer in January 2009 and was appointed Group Chief Executive with effect from

1 January 2014.

Qualifications: FCPA, MBA, MBS.

External appointments:

Listed: Not applicable.

Non-listed: Not applicable.

Skills and experience:

Senan has over 28 years’ experience in international business across financial services, banking and renewable energy. He joined CRH from Bank of Ireland Group plc where he was the Chief Operating Officer and a member of the Group’s Executive Committee. He previously held positions as Chief Operating Officer and Finance Director at Ulster Bank, Chief Financial Officer at Airtricity and numerous senior financial roles in GE, both in Ireland and the US.

Qualifications: BComm, FCA.

External appointments:

Listed: Not applicable.

Non-listed: Not applicable.

CRH Annual Report and Form 20-F I 2018

Gillian L. Platt Senior Independent Director Appointed to the Board: January 2017 Nationality: Canadian Age: 65 Committee membership:	Richard Boucher Non-executive Director Appointed to the Board: March 2018 Nationality: Irish Age: 60 Committee membership:	Patrick J. Kennedy Non-executive Director Appointed to the Board: January 2015 Nationality: Irish Age: 65 Committee membership:

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

External appointments:

Listed: Non-executive Director and Chair of the Management Resources & Compensation Committee of Interfor Corporation, a Canadian listed company, which is one of the world’s largest providers of lumber.

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

Qualifications: Bachelor of Arts (Economics) from Trinity College, Dublin; Fellow of the Institute of Banking in Ireland.

External appointments:

Listed: Director of Kennedy-Wilson Holdings, Inc., a global real estate investment company; Atlas Mara Limited, a company with investments in banks in Africa; and Eurobank Ergasias SA, a bank based in Athens, Greece which has operations in Greece and several other European countries. Non-listed: Not applicable.

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

Qualifications: BComm, MBS. External appointments:

Listed: Not applicable.

Non-listed: Member of the Supervisory Board of SHV Holdings N.V.

CRH Annual Report and Form 20-F I 2018

Board of Directors - continued	Donald A. McGovern, Jr. Non-executive Director Appointed to the Board: July 2013 Nationality: United States Age: 68 Committee membership:	Heather Ann McSharry Non-executive Director Appointed to the Board: February 2012 Nationality Irish Age: 57 Committee membership:	Mary K. Rhinehart Non-executive Director Appointed to the Board: October 2018 Nationality: United States Age: 60 Committee membership:

Board Committees Acquisitions Audit Finance Nomination & Corporate Governance Remuneration Safety, Environment & Social Responsibility Committee Chairman

Skills and experience:

Don retired from Pricewaterhouse Coopers (PwC) in June 2013, following a 39 year career with the firm. During that time he was Vice Chairman, Global Assurance at PwC, a position he had held since July 2008 and directed the US firm’s services for a number of large public company clients. He also held various leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead Director for, the Board of Partners and Principals of the US firm as well as a member of PwC’s Global Board.

Qualifications: CPA, MBA.

External appointments:

Listed: Director of Cars.com Inc. Non-listed: Director of Neuraltus Pharmaceuticals, Inc.

Skills and experience:

Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive Director of Bank of Ireland plc and IDA Ireland.

Qualifications: BComm, MBS.

External appointments:

Listed: Non-executive Director of Greencore Group plc and Jazz Pharmaceuticals plc.

Non-listed: Director of Ergonomics Solutions International and the Institute of Directors in Ireland.

Skills and experience:

Mary is Chairman, Chief Executive Officer and President of Johns Manville Corporation, a Berkshire Hathaway company, which is a leading global manufacturer of premium-quality building products and engineered specialty materials. Over nearly 40 years with Johns Manville she has held a wide range of global leadership roles, encompassing responsibility for business management and strategic business development and was also Chief Financial Officer. Mary was until recently a non-executive Director of Ply Gem Holdings Inc., a leader in exterior building products in North America and Lead Director of CoBiz Financial Inc.

Qualifications: Bachelor’s degree in Finance from the University of Colorado; MBA from the University of Denver.

External appointments:

Listed: Not applicable.

Non-listed: Chairman, Chief Executive Officer and President of Johns Manville Corporation and member of the Board of Trustees of the University of Denver.

	1. Audit Committee Financial Expert as determined by the Board.		1. Audit Committee Financial Expert as determined by the Board.

CRH Annual Report and Form 20-F I 2018

Lucinda J. Riches Non-executive Director Appointed to the Board: March 2015 Nationality: British Age: 57 Committee membership:	Henk Th. Rottinghuis Non-executive Director Appointed to the Board: February 2014 Nationality: Dutch Age: 63 Committee membership:	Siobhán Talbot Non-executive Director Appointed to the Board: December 2018 Nationality: Irish Age: 55 Committee membership:	William J. Teuber, Jr. Non-executive Director Appointed to the Board: March 2016 Nationality: United States Age: 67 Committee membership:

Skills and experience:

Lucinda spent the majority of her career in investment banking, including 21 years in UBS Investment Bank and its predecessor firms where she worked until 2007. She held senior management positions in the UK and the US, including Global Head and Chairman of UBS’ Equity Capital Markets Group and Vice Chairman of the Investment Banking Division.

Qualifications: Masters in

Philosophy, Politics and Economics and a Masters in Political Science.

External appointments:

Listed: Non-executive Director of Ashtead Group plc and ICG Enterprise Trust plc.

Non-listed: Non-executive Director of the British Standards Institution.

Skills and experience:

Henk has a background in distribution, wholesale and logistics. Until 2010, he was Chief Executive Officer at Pon Holdings B.V., a large, privately held international company which is focused on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors. He was also a member of the Supervisory Boards of the Royal Bank of Scotland N.V., the food-retail group Detailresult Groep and the retail group Blokker Holding B.V.

Qualifications: Masters degree in Dutch Law; PMD Harvard Business School.

External appointments:

Listed: Not applicable.

Non-listed: Chairman of Koole Terminals B.V. Henk also holds several non-profit board memberships.

Skills and experience:

Siobhán is Group Managing Director of Glanbia plc, a global nutrition company with operations in 32 countries, a position she has held since 2013. She has been a member of the Glanbia Board since 2009 and was previously Finance Director, a role which encompassed responsibility for Glanbia’s strategic planning. Prior to joining Glanbia, she worked with PricewaterhouseCoopers in Dublin and Sydney.

Qualifications: BComm and Diploma in Professional Accounting from University College Dublin, FCA.

External appointments:

Listed: Group Managing Director of Glanbia plc.

Non-listed: Director of the Irish Business Employers Confederation (IBEC).

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

1.  Audit Committee Financial Expert as determined by the Board.

CRH Annual Report and Form 20-F I 2018

Corporate Governance Report

meeting settings throughout the year and during twice yearly Board visits to our operations.

Safety is a key strategic issue for the Board. The Chief Executive commented in his review in last year’s Annual Report and Form 20-F that, despite our progress in safety matters, a number of fatalities at our operations underlined the need for us to do even more to ensure that all of our people return home safe to their families at the end of each working day. When fatalities occur, the full Board receives a report on the background circumstances and the actions being taken to ensure that any corrective actions or procedure changes have been taken not only at the site concerned but across the Group. During 2018, the Board received regular updates on the progress of a number of new initiatives, including, the creation of an external advisory panel of safety management experts who were tasked with reviewing the background to recent fatalities and existing safety programmes, undertaking site visits and identifying areas for improvement.

Priorities for the Board’s Committees in 2018

During the last year, the Audit Committee oversaw an audit tender process, which resulted in the Board selecting Deloitte for appointment as the Group’s auditors, with effect from the 2020 financial year. The appointment will be subject to a confirmatory advisory vote at the 2020 Annual General Meeting (AGM). Further details on the process and on other matters dealt with by the Audit Committee during 2018 are set out on pages 60 to 62.

In addition to its work in the area of Board renewal mentioned above, the Nomination & Corporate Governance Committee report describes the work of the Committee in the areas of committee composition and diversity.

In his role as Remuneration Committee Chairman, Richie Boucher has led an in-depth consultation with shareholders on the Group’s remuneration policy and on how remuneration will be implemented in 2019. This follows a significant vote against the 2017 Directors’ Remuneration Report at the 2018 AGM.

Chairman’s Overview

The Corporate Governance report contains details of CRH’s governance structures and highlights the main areas of focus for the Board during 2018. In keeping with prior years, details of CRH’s general governance practices are available in the governance appendix on CRH’s website, www.crh.com (the ‘Governance Appendix’)[1]. CRH implemented the 2016 UK Corporate Governance Code (the ‘2016 Code’) and complied with its provisions in 2018. A copy of the 2016 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

The 2019 Annual Report and Form 20-F will contain details of the implementation of the 2018 UK Corporate Governance Code (the ‘2018 Code’), which was published in July 2018 and is effective for CRH from 1 January 2019.

Areas of Focus for the Board

In 2018, the Board focused on strategy, Board renewal, succession planning, talent management and safety, and these areas will continue to be areas of priority for the Board over the next 12 months.

In May 2018, we announced our plans for margin improvement and financial capacity targets over the next number of years. This gave us an opportunity to provide shareholders with additional details on the strategic direction and ambitions of the Group in the medium-term. An ad-hoc committee of the Board has been formed to monitor delivery and progress against these plans.

The report from the Nomination & Corporate Governance Committee on pages 63 and 64 contains details on the Board renewal process. The Board views executive talent management and succession planning as core responsibilities and receives regular updates from the Chief Human Resources Officer on developments in this area generally and, in particular, in relation to retaining and adding world class talent, ensuring we have capacity to support growth, developing the talent pipeline and succession planning for senior executive roles. The non-executive Directors also have a number of opportunities to interact directly with executives in formal

1.

The Governance Appendix is published in conjunction with the Directors’ Report in compliance with Section 1373 of the Companies Act 2014. For the purposes of Section 1373(2) of the Companies Act 2014, the Governance Appendix and the risk management disclosures on pages 22, 23 and 104 to 109 form part of, and are incorporated by reference into, this Corporate Governance Report.

The primary (premium) listing of CRH plc is on the LSE, with the listing on Euronext Dublin characterised as secondary. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on Euronext Dublin. For further information, shareholders should consult their financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the LSE, are set out on page 66.

CRH Annual Report and Form 20-F I 2018

The 2018 Directors’ Remuneration Report on pages 68 to 97 sets out how the feedback received from shareholders has been reflected in the Committee’s remuneration proposals, which will be submitted to shareholders at the 2019 AGM.

During 2018, the Board set up a new permanent committee to deal with safety, environmental and social responsibility (SESR) matters. The SESR Committee receives regular updates in each of these areas and is responsible for external reporting on sustainability matters. It will also monitor progress being made in relation to inclusion and diversity and will be responsible for the new provisions in the 2018 Code regarding culture monitoring and stakeholder engagement.

While the building materials industry is somewhat challenging from a gender diversity perspective, we are committed to a sustainable approach to inclusion and diversity across the Group and we have a comprehensive strategy in place that is supported by the senior leadership team and includes changes in policy, recruitment practices, culture and Board oversight.

Re-election of Directors

I have evaluated the performance of each Director and am satisfied that each Director is committed to their role, provides constructive challenge and devotes sufficient time and energy to contribute effectively to the performance of the Board.

Table 8 on page 65 provides a summary of competencies, important to the long-term success of the Group, that each Director seeking re-election at the 2019 AGM brings to the Board. Their full biographies are set out on pages 54 to 57. I recommend that shareholders vote in favour of the re-appointment of each Director going forward for re-election at the 2019 AGM.

Conclusion

The governance landscape is ever-changing and there is now an important new focus on the alignment of corporate purpose, strategy, culture and stakeholder engagement. We believe that the structures and processes outlined in this report leave us well placed to demonstrate this alignment. Nevertheless, we have carried out a review of our structures and processes in the context of the 2018 Code and we look forward to sharing details with you on how these will evolve in the 2019 Annual Report and Form 20-F.

Nicky Hartery

Chairman

February 2019

CRH Annual Report and Form 20-F I 2018

Corporate Governance Report - continued

Audit Committee Report

required by applicable law or regulation before being appointed as auditor.

The proposals received, and other activities conducted, were evaluated against the following criteria:

• Audit quality;

• Cultural fit;

• Corporate fit; and

• Experience

Following evaluation of the proposals and activities, which was done on a “fee blind” basis, it was agreed to invite two of the firms to make final presentations to the Committee and Group Finance Director.

Following these final presentations and discussions, the Committee[2] recommended to the Board that Deloitte be appointed to succeed EY as CRH’s auditor. Whilst the Committee appreciated the quality of the proposals presented by all the firms, it believes that the strength and experience of Deloitte’s team best met the predefined criteria it had set.

After considering the Committee’s recommendation, the Board selected Deloitte as CRH’s auditor for the financial year ending 31 December 2020. The appointment will be subject to a confirmatory advisory vote at the 2020 AGM.

On behalf of the Committee, I would like to express my sincere thanks to each of the firms who participated in the tender process.

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

All of the above procedures indicate a continued high level of satisfaction with EY and the services provided by them to CRH.

Chairman’s Overview

On behalf of the Committee, I am pleased to introduce the Audit Committee Report for the year ended 31 December 2018. The purpose of this report is to provide shareholders with an insight into the workings of, and principal matters considered by, the Committee in 2018. General details in relation to the roles and responsibilities of the Committee, its operation and the policies applied by it can be found in the Governance Appendix.

Table 2 on page 62 outlines the key areas that the Committee focused on in 2018.

Audit Committee Membership

The Committee currently consists of six non-executive Directors considered by the Board to be independent[1]. The biographical details of each member are set out on pages 56 and 57. Together, the members of the Committee bring a broad range of relevant experience and expertise from a variety of industries which is vital in supporting effective governance.

External Auditors

Audit Tender/Rotation of Auditors

As outlined in last year’s Audit Committee Report, a key focus for the Committee during 2018 was the launch of a competitive audit tender process with a view to appointing a new external auditor for the 2020 financial year.

The Committee was responsible for the design and operation of the tender process and our key objectives were to ensure that (i) the process was efficient, fair, effective, open and transparent; and (ii) at the end of the tender process we would be in a position to submit two potential firms to the Board for appointment, with a reasoned preference for the appointment of one of them.

An assessment was carried out in 2017 to identify the firms reasonably likely to be capable of performing the audit. This assessment considered:

• Sector experience;

• Size and geographical presence; and

• Extent and nature of existing non-audit services provided to CRH

Based on this assessment, three firms were invited to tender. EY, CRH’s current auditor, was not invited to participate due to the length of their tenure.

Following the issuance of the Request for Proposal (RFP) in April 2018, we conducted a number of evaluation activities, including site visits with each firm covering CRH’s Divisions, key functions and geographies. In addition, we sought assurance that each firm would be capable of being independent in the timeframe

1.

The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A.3 of the rules of the Securities and Exchange Commission (SEC).

2.	Due to his connection with one of the firms, Mr. McGovern took no part in the Committee’s recommendation and recused himself when the Board discussed and approved the appointment.
3.	A copy of Section 404 of the Sarbanes Oxley Act 2002 can be obtained from the SEC’s website, www.sec.gov.

CRH Annual Report and Form 20-F |  2018

Further details in relation to the external auditors, including information on how auditor objectivity and independence are maintained, are included in Section 2 of the Governance Appendix.

Non-audit Fees

In order to ensure auditor independence and objectivity, the Committee has a policy on the provision of audit and non-audit services by the external auditor.

In 2018, the external auditors provided a number of audit-related services, including Sarbanes-Oxley Section 404 attestation3, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. EY were also engaged during 2018 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to EY for non-audit work in 2018, which amounted to €1.2 million and represented 6% of the total fees for the year, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 5 to the Consolidated Financial Statements on page 147 (see also table 4 on page 62). Further details in relation to the Group’s policy regarding non-audit fees are set out in Section 2 of the Governance Appendix.

Internal Audit Effectiveness

In December 2017, the Committee received and approved the Internal Audit plan for 2018. During the year, the Committee received regular updates from the Head of Internal Audit outlining the principal findings from the work of Internal Audit and management’s responses thereto.

Audit Committee Effectiveness and Priorities for 2019

During 2018, the Committee and the Board reviewed the operation, performance and effectiveness of the Committee and I am pleased to confirm that the Committee continues to operate effectively. I would like

Audit Tender - Key Activities & Timeline	Table 1

Year	Period	Activities
2017	Jul	• Gather requirements and design process • Establish governance structure
	Sep	• Issue Request for Information (RFI) • Consider evaluation criteria
	Oct	• Assess RFI responses • Commence independence assessment • Confirm shortlist of firms and evaluation criteria
2018	Nov-Mar	• Prepare RFP • Establish and launch data room • Determine and prepare for evaluation activities • Hold initial briefing meetings with the firms and one to one meetings with the Audit Committee Chairman
	Apr-Jun	• Develop, finalise and issue RFP • Support firms to ensure accurate understanding of requirements • Create evaluation template • Organise additional evaluation activities i.e. site visits, challenges • Submission of RFP responses
	Jul-Aug	• Review and evaluate RFP responses • Shortlist audit firms • Presentations by firms to Management
	Sep	• Final presentations to Audit Committee and Group Finance Director • Finalisation of Audit Committee recommendation • Approval by the Board of Audit Committee recommended firm
	Oct-Dec	• Commence exit/transition activities

to thank my fellow Committee members for their commitment and input to the work of the Committee during 2018.

The Committee will continue to focus on external audit planning, internal control, IT governance and cyber security and enterprise risk management during 2019. In addition, the

Committee will receive regular updates in 2019 on the plans to transition external audit services from EY to Deloitte in 2020.

William J. Teuber, Jr.

Chairman of Audit Committee

February 2019

CRH Annual Report and Form 20-F I 2018

Corporate Governance Report - continued

Audit Committee Report - continued

Key Areas of Focus in 2018		Table 2
Issue	Description
External Auditors

EY have been the Group’s external auditors since 1988. Following an assessment of EY’s continued independence, objectivity and performance, and having received confirmation of their willingness to continue in office, the Committee has recommended to the Board their continuance in office for the 2019 financial year. As in prior years, their continuance in office will be subject to a non-binding advisory vote at the 2019 AGM. Pat O’Neill has been the Group’s lead audit engagement partner with effect from the financial year beginning 1 January 2016.

Following the conclusion of a competitive tender process during 2018, the Board has selected, subject to a confirmatory advisory vote at the 2020 AGM, Deloitte for appointment as the external auditor for the financial year commencing 1 January 2020. Further details of the tender process are outlined on pages 60 and 61.

Financial Reporting and External Audit

We reviewed the 2018 Annual Report and Form 20-F, together with the annual and half-year trading statements and recommended them to Board for approval.

In July, we met with EY to agree the 2018 external audit plan. Table 3 below outlines the key areas identified as being potentially significant and how we addressed these during the year.

Impairment Testing

Through discussion with both management and EY, we reviewed management’s impairment testing methodology and processes. We found the methodology to be robust and the results of the testing process appropriate.

New Accounting Standards

The Committee considered and discussed with management the plans for, and expected impact of, the implementation of the new accounting standard in relation to IFRS 16 Leases with effect from 1 January 2019. Please see page 129 for further information on the implementation of IFRS 16.

Enterprise Risk Management

The Committee continued to monitor and review the Group’s Enterprise Risk Management framework and the methodology and process underlying the Viability Statement included on page 100 of the Directors’ Report (further details in relation to CRH’s risk governance are outlined on pages 22 and 23).

We also considered an assessment of the Group’s risk management and internal control systems. This had regard to all material controls, including financial, operational and compliance controls that could affect the Group’s business.

IT Governance and Cyber Security	We continued to monitor the Group’s IT governance and information security programme and ability to address cyber security threats.

Areas Identified for Focus during the 2018 External Audit Planning Process		Table 3
Area of Focus	Audit Committee Action
Impairment of Goodwill

For the purposes of its annual impairment testing process, the Group assesses the recoverable amount of each of CRH’s cash-generating units (CGUs – see details in note 16 to the Consolidated Financial Statements) based on a value-in-use computation or fair value less costs to sell. The annual goodwill impairment testing was conducted by management, and papers outlining the methodology and assumptions used in, and the results of, that assessment were presented to the Audit Committee. Following its deliberations, the Audit Committee was satisfied that the methodology used by management and the results of the assessment, together with the disclosures in note 16, were appropriate.

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

Contract Revenue Recognition

IFRS 15 Revenue from Contracts with Customers requires revenue and expenses to be recognised on uncompleted contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated, revenue and expenses associated with that contract should be recognised by reference to the percentage-of-completion using an input method based on the proportion of contract costs incurred at the balance sheet date. If it is anticipated that the contract will be onerous (i.e. its unavoidable cost exceeds the economic benefit of the contract), a provision is created; being the lower of costs to complete the contract and the cost of exiting the contract. Following discussion with management and EY, and on the basis that the majority of contracts were completed within the financial year, the Audit Committee was satisfied that the recognition of contract revenue was appropriate for the Group in 2018.

Accounting for Acquisitions and Divestments	During 2018, the Group completed 46 acquisitions and investments at a total cost of €3.6 billion and realised disposal proceeds of approximately €3.0 billion across 20 business disposals. Particular focus was given to the acquisition of Ash Grove, due to its size and scale, and the judgements and estimates used by management in relation to the purchase price allocation for property, plant and equipment and in the recognition of provisions related to this acquisition. Following discussion with management and EY, the Committee was satisfied that the accounting treatment applied to all acquisitions and divestments during 2018 was appropriate.

Percentage of Audit and Non-audit Fees	Table 4

CRH Annual Report and Form 20-F I 2018

Nomination & Corporate Governance Committee Report

Chairman’s Overview

During the last 12 months, the main areas of focus for the Committee were the ongoing renewal and refreshment of the Board, the composition of the Board’s Committees and reviewing the approach to improving inclusion and diversity in the Group.

Nomination & Corporate Governance Committee Membership

The Committee currently consists of six non-executive Directors, considered by the Board to be independent. The biographical details of each member are set out on pages 54 to 57. The Chief Executive normally attends meetings of the Committee.

Board Renewal

The focus for Board renewal is aligned to CRH’s strategy and the needs of the business. The Committee maintains a skills matrix of the current Board to identify areas for enhancement and to highlight skills which may need to be replaced due to Board retirements.

During the year, the Committee recommended to the Board that the following be appointed as non-executive Directors:

•  Richie Boucher (March 2018);

•  Mary K. Rhinehart (October 2018); and

•  Siobhán Talbot (December 2018)

In order to identify shortlists for these roles, the areas of focus were industry expertise, increasing the number of non-executive Directors with financial expertise for the Audit Committee (in the context of potential retirements in the coming years), global experience, mergers and acquisitions expertise, strategic planning skills and improving Board diversity.

Richie is a former Chief Executive of Bank of Ireland and has experience in finance, risk management, mergers and acquisitions and private equity. Mary is currently Chief Executive of Johns Manville, and has c. 40 years’ experience in the building materials sector, and was previously also Chief Financial Officer at Johns Manville. Siobhán is currently Managing Director of Glanbia, a listed multinational food company and has held a number of senior management roles including Finance Director. Their biographies, along with those of the rest of the Board, are set out in full on pages 54 to 57.

I have agreed tailored induction programmes with each of Richie, Mary and Siobhán. Further details in relation to the induction process, including an indicative sample induction programme, are set out on page 4 of the Governance Appendix.

External agents (Egon Zehnder and Leaders Mores) were used to identify candidates during the course of 2018. Egon Zehnder provides executive recruitment services to the business. Leaders Mores has no other connection with the Group.

In February 2019, the Committee recommended to the Board that Bill Teuber, who has completed his initial three-year term as a non-executive Director, be appointed for a second three-year term.

At the conclusion of the 2019 AGM, Don McGovern will retire from the Board following completion of his second three-year term as a Director.

Chairman Succession

As I reported in last year’s Annual Report and Form 20-F, the Board asked me in February 2018 to extend my term as Chairman to act as a bridge until my successor is identified and a timeline for induction and appointment is agreed. A thorough and robust succession process is being led by Gillian Platt, Senior Independent Director, in conjunction with the Committee. The Board expects to make an announcement on the appointment of a Chairman Designate later this year.

As part of the process for the appointment of the next Chairman, the Committee will take the provision of the 2018 Code, that the chair should not remain in position beyond nine years from the date of appointment to the Board, into account. The 2018 Code applies to CRH with effect from

1 January 2019.

Board Committee Composition

During the year, the Committee considered and made recommendations to the Board regarding changes to the composition of the Board’s Committees to ensure refreshment of the membership. Details of each Director’s Committee memberships are set out on pages 54 to 57.

In September 2018, Richie Boucher took over as Chairman of the Remuneration Committee from Don McGovern. Richie was a member of the Remuneration Committee of Atlas Mara, a listed company, for a year prior to his appointment as the CRH Remuneration Committee Chairman.

Senior Independent Director

In September 2018, Gillian Platt succeeded Don McGovern as Senior Independent Director.

Inclusion & Diversity

I am pleased to report that, as at 31 December 2018, 38% of the Directors on the Board were women. This percentage will increase to 42% at the conclusion of the 2019 AGM. Progress in improving the gender diversity on the Board since 2013 is shown in table 7 on page 65.

Diversity is a key criteria for consideration as part of the Board renewal process. The Committee has updated its policy on diversity to highlight the importance of diversity in all aspects, including gender, social and ethnic backgrounds, cognitive and personal strengths. The updated policy is set out on page 64.

CRH Annual Report and Form 20-F I 2018

Corporate Governance Report - continued

Increasing the percentage of women executives at below Board level and inclusion and diversity generally is also a key priority for the management team and the Board. Monitoring of progress being made in the area of inclusion and diversity comes under the terms of reference of the newly formed Safety, Environment and Social Responsibility Committee.

Board Effectiveness

Independent Audit was engaged to carry out an external evaluation of the effectiveness of the Board and its Committees in 2018. Independent Audit met Board members, the Head of Internal Audit, the Company Secretary and a number of the senior executive management team in one-to-one interviews. They also observed Board and Committee meetings and reviewed the content and structure of Board papers. The resulting report has recently been presented to the Board. The Nomination & Corporate Governance Committee will review the recommendations contained in the report and agree appropriate action plans with the Board during the course of 2019. Independent Audit has no other connection with CRH.

Time Commitment

During 2018, I was appointed as non-executive Chairman of Horse Racing Ireland, a body which is responsible for developing and promoting Ireland as a world centre of excellence for horse racing and breeding. I am satisfied that the responsibilities resulting from this new position will not impact on my time commitment to CRH. Prior to accepting the role, I discussed the nature of, and the time requirement associated with, the position with the Committee.

Nicky Hartery,

Chairman of Nomination & Corporate

Governance Committee

February 2019

Board of Directors

Membership Structure of the Board

Following the changes outlined on page 63, the Board increased in size to 13 members during 2018. This will reduce to 12 following the 2019 AGM. This recent expansion beyond the Board’s normal range of 10 to 11 members is primarily for timing and succession planning reasons and it is expected to reduce in size in due course.

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

Role and Responsibilities

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes the matters set out in table 5 below.

Matters Reserved to the Board           Table 5

•	Appointment of Directors

•	Strategic plans for the Group

•	Annual budget

•	Major acquisitions and disposals

•	Significant capital expenditure

•	Approval of full-year results and the Annual Report and Form 20-F

•	Approval of the interim results

The Group’s strategy, which is regularly reviewed by the Board, and business model are summarised on pages 10 to 13.

The Board has delegated some of its responsibilities to Committees of the Board. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee1, the Board retains ultimate responsibility for determining the Group’s risk appetite and tolerance, and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors’ and Officers’ liability insurance policy in place.

Independence of Directors

The Nomination & Corporate Governance Committee has reviewed the interests of each Director and the Board has determined that each non-executive Director remains independent.

Chairman

Nicky Hartery was appointed Chairman of the Group in 2012. On his appointment as Chairman, he met the independence criteria set out in the 2016 Code. Notwithstanding the new provisions in the 2018 Code regarding tenure, the Board has determined that Mr. Hartery remains independent and is satisfied that he continues to demonstrate objective judgement and promotes constructive challenge amongst other Board members. Although he holds a number of other directorships, the Board has satisfied itself that these do not impact on his role as Chairman. Changes in Mr. Hartery’s time commitments in the past 12 months are outlined in the Nomination & Corporate Governance Committee report above.

Policy on Diversity

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal and succession planning, the Nomination & Corporate Governance Committee looks at the following four criteria when considering non-executive Director roles:

•	international business experience, particularly in the regions in which the Group operates or into which it intends to expand;

•	skills, knowledge and expertise (including education or professional background) in areas relevant to the operation of the Board;

•	diversity in all aspects, including nationality, gender, social and ethnic backgrounds, cognitive and personal strengths; and

•	the need for an appropriately sized Board

1.	In accordance with Section 167(7) of the Companies Act 2014.

CRH Annual Report and Form 20-F I 2018

Membership of the CRH Board (as at 31 December 2018)	Table 6

Gender Diversity - % of Female Directors (as at 31 December)	Table 7

Summary of Director Competencies	Table 8

Competency	Board Member
Accounting, Internal Control & Financial Expertise	A. Manifold, S. Murphy, M.K. Rhinehart, S. Talbot, W. J. Teuber Jr.
Financial Services	R. Boucher, S. Murphy, L.J. Riches
Governance	R. Boucher, N. Hartery, H.A. McSharry, G. Platt, M.K. Rhinehart, L.J. Riches, H. Th. Rottinghuis, W.J. Teuber Jr.
Industry Experience	N. Hartery, A. Manifold, S. Murphy, M.K. Rhinehart, H. Th. Rottinghuis
IT & Cyber Security	N. Hartery, S. Murphy, W.J. Teuber Jr.
Mergers & Acquisitions, Private Equity & Emerging Markets	R. Boucher, N. Hartery, P.J. Kennedy, A. Manifold, S. Murphy, L.J. Riches, H. Th. Rottinghuis, S. Talbot, W.J. Teuber Jr.
Organisational Change, Succession Planning & Talent Management	N. Hartery, G. Platt, M.K. Rhinehart
Remuneration	R. Boucher, N. Hartery, H.A. McSharry, G. Platt, L.J. Riches
Safety & Sustainability	N. Hartery, P.J. Kennedy, A. Manifold, G. Platt, M.K. Rhinehart, H. Th. Rottinghuis, S. Talbot
Strategy	R. Boucher, N. Hartery, P.J. Kennedy, H.A. McSharry, A. Manifold, S. Murphy, G. Platt, M. K. Rhinehart, L.J. Riches, H.Th. Rottinghuis, S. Talbot, W.J. Teuber Jr.

Attendance at Meetings during the year ended 31 December 2018														Table 9
Name	Board		Acquisitions		Audit		Finance		Nomination (i)		Remuneration		SESR (ii)
	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended

R. Boucher (iii)	5	5	2	2	-	-	4	4	-	-	5	5	-	-
N. Hartery	6	6	3	3	-	-	6	6	6	6	-	-	2	2
P.J. Kennedy	6	6	1	1	-	-	-	-	6	6	11	11	2	2
D.A. McGovern, Jr.	6	6	-	-	6	5(vi)	-	-	6	6	11	11	-	-
H.A. McSharry	6	6	-	-	7	7	-	-	4	4	11	11	-	-
A. Manifold	6	6	3	3	-	-	-	-	-	-	-	-	2	2
S. Murphy	6	6	3	3	-	-	6	6	-	-	-	-	-	-
G.L. Platt	6	6	-	-	-	-	-	-	6	6	11	11	2	2
M.K. Rhinehart (iv)	1	1	-	-	-	-	-	-	-	-	-	-	-	-
L.J. Riches	6	6	2	2	6	6	4	4	2	2	6	5	-	-
H. Th. Rottinghuis	6	6	3	3	7	6	-	-	-	-	-	-	2	2
S. Talbot (v)	1	1	-	-	-	-	-	-	-	-	-	-	-	-
W.J. Teuber, Jr.	6	6	-	-	7	7	6	6	-	-	-	-	-	-

(i) Nomination & Corporate Governance Committee. (ii) Safety, Environment & Social Responsibility Committee. (iii) Appointed March 2018. (iv) Appointed October 2018.

(v)  Appointed December 2018.

(v)  Due to his connection with one of the prospective audit firms, Mr. McGovern took no part in the Audit Committee meeting where the two shortlisted firms for potential appointment as the Group’s external auditor presented their final audit proposals.

CRH Annual Report and Form 20-F | 2018

Corporate Governance Report - continued

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority.

To date, the Board has not set any policy regarding age. The ages of the Directors range from 50 to 68, which the Nomination & Corporate Governance Committee believes is appropriate at the current time.

Committees

The Board has established six permanent Committees to assist in the execution of its responsibilities. The current permanent Committees are:

•	Acquisitions;

•	Audit;

•	Finance;

•	Nomination & Corporate Governance;

•	Remuneration; and

•	Safety, Environment & Social Responsibility

Ad-hoc Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has Terms of Reference1, under which authority is delegated to them by the Board. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors. The Chairmen of the Committees attend the AGM and are available to answer questions from shareholders.

Each of the Committees has reviewed their respective Terms of Reference.

The Terms of Reference of each Committee are available on the CRH website, www.crh.com.

Substantial Holdings

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. Details of the substantial holdings as at 31 December 2018 are provided in table 10 below. The Company has not been advised of any changes in holdings since 31 December 2018.

Stock Exchange Listings

CRH, which is incorporated in Ireland and subject to Irish company law, has a premium listing on the London Stock Exchange (LSE), a secondary listing on Euronext Dublin (formerly the Irish Stock Exchange) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE).

Regulatory, Compliance & Ethics

CRH’s Regulatory, Compliance & Ethics (RCE) programmes support the Group in operating sustainably and consistently to its core values.

CRH’s Legal and Compliance team provides support on a range of matters including establishing policies and procedures, providing compliance training and communications, providing legal advice on compliance issues, monitoring and investigating Hotline calls, competition/antitrust law, and ensuring the Group is informed of any changes to regulation and/ or reporting requirements. During 2018, RCE’s priorities included enhancing our compliance programmes around data privacy, trade sanctions, antitrust, and culture.

Code of Business Conduct

The foundation of the RCE programmes is the Code of Business Conduct (CoBC) and supporting policies, which set out the guiding business principles and core values of the CRH Group. The Code complies with the applicable code of ethics regulations of the SEC arising from the Sarbanes-Oxley Act and it also reinforces the fundamental CRH principle that “there is never a good business reason to do the wrong thing.” The Code is applicable to all employees of the CRH Group, including the Chief Executive and senior financial officers.

Awareness and Training

In line with our commitment to maintain high ethical business standards, the CoBC and Advanced Compliance Training (which includes Anti-bribery, Anti-fraud, Anti-theft and Competition/Antitrust topics) e-Learning modules were enhanced to include both a first time and refresher element to the programme in 23 languages.

During 2018, RCE implemented policies and guidance to support compliance with the General Data Privacy Regulation (GDPR) across the CRH businesses. Personal Data Privacy e-Learning along with general Personal Data Privacy information was rolled out. Additionally, a robust communication plan was put in place to promote awareness among employees in the form of toolkits, implementation checklists, and progress reports along with ensuring a “Business as Usual” operating model for data privacy within CRH.

Substantial Holdings						Table 10
As at 31 December 2018, the Company had received notification of the following interests in its Ordinary Share capital, which were equal to, or in excess of, 3%:
	31 December 2018		31 December 2017		31 December 2016

Name	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end

Baillie Gifford Overseas Limited and Baillie Gifford & Co.	Holding below 3%		Holding below 3%		33,171,299	3.98

BlackRock, Inc. (i)	65,387,207	8.01	75,119,286	8.95	74,809,499	8.98

Standard Life Aberdeen plc.	Holding below 3%		25,643,747	3.05	Holding below 3%

UBS AG	26,380,604	3.23	26,380,604	3.16	26,380,604	3.16

(i) BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

1.

The Terms of Reference of these Committees comply fully with the 2016 Code; CRH considers that the Terms of Reference are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

CRH Annual Report and Form 20-F I 2018

Hotline

A 24/7 multi-lingual confidential “Hotline” facility is available for employees to report good faith concerns of violations of the CRH policies or the law. The Hotline is maintained by an independent operator. All reports received via the Hotline (or through other channels) are handled discreetly and professionally, and investigated with appropriate actions taken based on investigation findings.

CRH is committed to creating an atmosphere where employees feel empowered to speak up when they have good faith concerns. Retaliation or reprisals are not tolerated at CRH.

Communications with Shareholders

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, regularly meet with institutional shareholders (each year covering over 60% of the shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings. Table 12 provides a brief outline of the nature of the activities undertaken by our Investor Relations team.

In addition to the above, major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued periodically.

During 2018, the Chairman, Senior Independent Director and Company Secretary again participated in a number of meetings with some of the Group’s major shareholders, in advance of the 2018 AGM. Also, as outlined in the Remuneration Committee Chairman’s introduction to the Directors’ Remuneration Report on page 68, there was extensive engagement with the Group’s major shareholders in late 2018/early 2019 on the Remuneration Committee’s proposals regarding the 2019 Directors’ Remuneration Policy.

We respond throughout the year to correspondence from shareholders on a wide range of issues.

US Listing - Additional Information		Table 11

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

•  Page 5: What are the requirements regarding the retirement and re-election of Directors?

Section 2 - Operation of the Board’s Committees

•  Page 6: Audit Committee: Role and Responsibilities

•  Page 6: Audit Committee: Meetings

•  Page 8: Audit Committee: Non-audit Fees

Details of the executive Directors’ service contracts and the policy for loss of office are set out on page 81.

Investor Relations Activities		Table 12

•  Formal Announcements: including the release of the annual and interim results and the issuance of trading statements. These announcements are typically accompanied by presentations and webcasts or conference calls

•  Investor Roadshows: typically held following the release of formal announcements, provide an opportunity for the management team to meet existing and/or potential investors in a concentrated set of meetings

•  Industry Conferences: attendance at key sector and investor conferences affords members of the senior management team the opportunity to engage with key investors and analysts

•  Investor Briefings: in addition to regular contact with investors and analysts during the year, the Company periodically holds capital market days, which include presentations on various aspects of CRH’s operations and strategy and provides an opportunity for investors and analysts to meet with CRH’s wider management team

•  Media Briefings: each year, the Company provides media briefings on numerous issues

The following are available on the CRH website (www.crh.com)		Table 13

Corporate Governance	Investors

•  Governance Appendix

•  Directors’ Remuneration Policy

•  Terms of Reference of the Acquisitions, Audit, Finance, Nomination & Corporate Governance, Remuneration and Safety, Environment & Social Responsibility Committees

•  Memorandum and Articles of Association of the Company

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

•  News releases

•  Webcast recordings of results briefings

•  General Meeting dates, notices, shareholder circulars, presentations and poll results

•  Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report

Chairman’s Overview

Introduction

As Chairman of the Remuneration Committee, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2018. I succeeded Don McGovern as Committee Chairman in September 2018. On behalf of the Committee, I would like to take this opportunity to thank Don for his stewardship of the Committee since 2015. I would also like to thank him for his help and guidance as I have transitioned into the role in recent months.

The Directors’ Remuneration Report (the ‘Report’) is split into three sections:

•  this Chairman’s Statement (pages 68 to 72), which sets out:

–   the Committee’s approach to setting remuneration;

–   the background to the remuneration review carried out by the Committee in 2018 and details of our proposed updates to the Directors’ Remuneration Policy approved by shareholders at the 2016 AGM (the ‘2016 Policy’);

–   the Group’s performance in 2018 and details of the relevant incentive plan outcomes for 2018; and

–   the way in which we intend to implement remuneration in 2019;

•  the proposed Directors’ Remuneration Policy (the ‘2019 Policy’) (pages 74 to 83), which will be submitted to shareholders for approval at the 2019 AGM; and

•  the Annual Report on Remuneration (pages 84 to 97), which sets out details of the remuneration paid to Directors in respect of 2018 and how the 2019 Policy will operate for 2019

Committee’s Approach to Remuneration

The key principles underpinning the Committee’s approach to remuneration are that remuneration should be set at a level that:

•  is fair and balanced;

•  is market competitive, enabling the Company to recruit and retain talented executives;

•  incentivises executives in a way that focuses on delivering the Company’s strategic objectives; and

•  aligns the interests of the executive team with those of shareholders

The Committee is also committed to engaging with shareholders to understand their views on remuneration.

Outcome of 2018 Annual General Meeting Vote on Remuneration

A significant number of votes (39.69%) were received against the resolution to consider the 2017 Annual Report on Remuneration at the 2018 AGM. We engaged extensively with shareholders and proxy voting agencies before the 2018 AGM and subsequently communicated with shareholders again afterwards. Based on all of the feedback received, we understand that the votes cast against the resolution related mainly to remuneration levels (particularly in the context of the increase for the Finance Director in 2018), the timing of disclosures for bonus plan outcomes and certain elements of the performance measures in the Performance Share Plan (PSP).

Remuneration Review

Following in-depth consideration of the feedback referred to above, developments in best practice and newly introduced provisions in the 2018 Code, the Committee developed a number of proposals for policy changes and for the implementation of remuneration in 2019. A key element of the remuneration review was a desire to address shareholder feedback, promote consistency in remuneration and simplify CRH’s remuneration structures where possible. On behalf of the Committee, I contacted shareholders representing c. 70% of the issued share capital and major proxy voting agencies, to consult on our proposals. The consultation process took place over two phases in October 2018 and January 2019. We received feedback through in person meetings, conference calls and via correspondence. Overall, the feedback on the proposals was positive and supportive. The finalised proposals are summarised in table 14.

2019 Performance Share Plan Targets

In determining the appropriate targets for the long-term PSP incentive plan, one area of feedback that we received from a number of shareholders was that they would like to see a returns metric introduced. We considered the merits of different returns measures and proposed the introduction of RONA, in line with our approach of simplicity and transparency, as

CRH Annual Report and Form 20-F I 2018

Summary of 2019 Remuneration Proposals				Table 14
Element	Proposal			Further Details

Salary	•	2.5% increase in salary for executive Directors in 2019, which is in line with average workforce increases in CRH’s core countries		see page 94

Annual Bonus Plan	•	No change in annual bonus opportunity		see pages 84 and 94

	•	Annual bonus targets to be disclosed immediately on a reported year basis

	•	Expanded disclosures on how targets are set to be included in the Director’s Remuneration Report

	•	Percentage of earned annual bonus to be deferred into shares for a period of three years to be increased from 25% to 33.3%

Performance Share Plan	•	No change in PSP opportunity		see page 95

	•	RONA to be introduced as a measure in the PSP

	•	TSR is to be measured against a re-confirmed bespoke peer group of companies, which will be more relevant and comparable by being weighted for market capitalisation. The TSR component will also be simplified by the removal of the FTSE All-World Construction and Materials Index

	•	The weightings for PSP awards in 2019 will be 50% cash flow, 25% TSR and 25% RONA

	•	For future awards, the Committee will retain flexibility to adjust the weightings of the PSP measures with no measure’s weighting falling below 25%

	•	The targets for each PSP measure are set out in table 16 on page 70

	•	The policy will be updated to introduce clawback provisions in addition to the existing malus provisions

Pension	•	Introduction of new policy provision that pension contribution rates for new executive Director hires will not exceed the norm for pension related contributions/allowances for other new recruits, across the general workforce, in the individual’s home jurisdiction or, if applicable, the jurisdiction in which the individual is to be based in their executive Director role. For example, in Ireland and the UK such contributions/allowances range between 8%-12% of base salary depending on the rules of the relevant scheme		see page 75

Shareholding Guidelines	•	Minimum shareholding requirement for the Chief Executive to be increased from 250% of salary to 350% of salary, with the revised guideline to be met from no later than 31 December 2023		see page 83

	•	Minimum shareholding requirement for the Finance Director to remain at 200% of salary, to be met from no later than 31 December 2022

Post-employment Holdings	•	Introduction of a new policy on post-employment holdings, whereby, if an executive leaves employment, to the extent that their PSP awards have met, or subsequently meet, the PSP financial criteria, at the discretion of the Remuneration Committee such awards will continue in place and will vest on a phased basis up to four years after date of cessation of employment or a minimum of five years aftver the date of award		see page 83

Non-executive	•	Fees to be increased with effect from 1 January 2019, as follows:		see page 94
Directors		–	Chairman fee increased to €630,000 from €575,000

		–	non-executive Director base fee to increase by €10,000 to €88,000

		–	Committee fee to increase by €5,000 to €32,000

		–	Remuneration Chair fee to increase from €15,000 to €30,000 (when not combined with Senior Independent Director role)

RONA is a key metric used by management to assess investment opportunities and to run the business. In order to retain an equal balance between growth and returns, we have proposed that RONA and TSR be weighted at 25% each, with the important cash generation metric continuing to be weighted at 50%.

In discussions with shareholders, we emphasised that all targets (particularly those for RONA) need to be seen in the context of the economic cycle and other factors such as portfolio management and mix. For example, RONA is generally negatively impacted by material acquisitions in the initial years post acquisition as integration and performance enhancing measures are implemented. Similarly, divestments of high RONA performing businesses (albeit with limited growth potential) have the effect of reducing overall Group RONA. The recent acquisition of Ash Grove and the divestment of Americas Distribution, both of which were in the Board’s view in the best long-term interests of shareholders, are cases in point. Further details in relation to the cash flow, TSR and RONA targets are set out on page 95.

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Executive Directors’ Remuneration Summary

2019 Remuneration Snapshot					Table 15
Director	Salary	Max. Annual Bonus (% of salary)	Metrics for 2019 Bonus	2019 PSP Award (% of salary)	Metrics for 2019 PSP Award
Albert Manifold	€1,522,500 (+2.5%)	225%	• EPS (25%)	365%	• Cash flow (50%) • TSR (25%) • RONA (25%)
			• RONA (25%)
Senan Murphy	€794,500 (+2.5%)	150%	• Operating cash flow (30%)	225%
			• Personal/Strategic (20%)

Performance Share Plan Metrics – 2019 Awards	Table 16

(i)

For the purposes of the PSP, operating cash flow is defined as reported internally. The figure differs from the net cash inflow from operating activities reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net proceeds from the disposal of PP&E, and before deducting interest and tax payments. Further information on the cash flow targets for the 2019 awards is set out on page 95.

(ii)

The methodology for TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively. Details of the tailored peer group are set out in table 17 below.

(iii)

RONA is also defined as reported internally and differs from the RONA reported in the Non-GAAP Performance Measures in this report as it excludes one-off items and reflects seasonality and timing of development activity. Further information on the RONA targets for the 2019 awards is set on page 95.

Peer Group for Performance Share Plan Awards (i)			Table 17
ACS	Cemex	Saint Gobain	Vicat
Boral	Heidelberg Cement	Skanska	Vinci
Buzzi Unicem	LafargeHolcim	Titan Cement	Wienerberger

(i)	As outlined on page 95, following consultation with our brokers and advisers, Braas Monier and Rockwool have been removed from the peer group used for awards between 2014 and 2018.

2018 Remuneration Snapshot (full details of 2018 remuneration are set out in table 32 on page 85)			Table 18
	Fixed	Performance Related Variable Remuneration
Director	Salary	Annual Bonus (% of max)	Value of PSP awarded in 2016 (i) (% of max)
Albert Manifold	€1,485,260	81.48%	59.13%
Senan Murphy	€775,000	81.48%	59.13%

(i)

The awards, for which performance was measured over the three-year period to end 2018, will vest at 59.13% in 2021 following the completion of a two-year holding period. Further details in relation to the estimated value of the awards are included in table 32 on page 85. The market value per share on the date of award (March 2016) was €24.56.

CRH Annual Report and Form 20-F I 2018

We also discussed with shareholders the extent to which the targets for cash flow and RONA in the PSP were related to the targets for margin improvement and cash capacity announced in May 2018. The proposed targets for full payout reflect most of our ambitious plan to improve margin and cash capacity. To achieve the RONA target for full payout, EBITDA (as defined)* margins would need to broadly equate to the highest ever achieved by the Group. The Committee is satisfied that these are significantly stretching targets.

For PSP awards made in 2019 and in future years, clawback provisions will apply, in addition to the existing malus provisions, for a period of three years from the date of vesting. The PSP rules and the relevant award certificates will be updated to reflect this policy change.

New 2018 Code Provisions

In July, new 2018 Code provisions relating to remuneration were introduced, which apply for CRH from 1 January 2019. The main new provisions which impact on the remuneration policy relate to pensions and post-employment shareholding requirements.

During the consultation process, an area which resulted in a certain amount of discussion with shareholders was the issue of pension contributions, particularly for newly hired executive Directors. We have reflected on the various viewpoints expressed to us on this topic and have decided to update our policy to the effect that pension related contributions/ allowances for newly hired executive Directors will be in line with the general practice for new recruits, across the general workforce, in the individual’s home jurisdiction or, if applicable, the jurisdiction in which the individual is to be based in their executive Director role. For example, in Ireland and the UK such contributions range from 8%-12% of base salary depending on the rules of the relevant scheme. There was a recognition in our discussions with shareholders that addressing this issue for new hires is more achievable than seeking to change the contracts for incumbent executive Directors, although we will keep the latter under review.

We also discussed with shareholders the newly evolving area of post-employment shareholding requirements.

Executive Director Shareholdings as a % of 2019 Base Salary (i)	Table 19

(i)	For the purposes of this table, the interests have been valued using the three-month average share price to 31 December 2018, €24.90.

(ii)	Appointed with effect from 1 January 2016.

The 2018 Code requires companies to develop policies for such shareholding requirements. I discussed with shareholders the Committee’s view that the current holding period on our vested PSP awards provides a considerable de facto post-employment shareholding requirement as it continues to apply post-cessation of employment. Assuming 50% vesting (the average PSP vesting since 2006 has been 50%), PSP awards that remain subject to a two-year holding requirement at the time of cessation of employment would equate to c. 1.8x salary for the Chief Executive and c. 1.1x salary for the Finance Director, on a net of tax basis. These shares are released on a phased basis during the two years from the date of leaving. In addition, unvested PSP awards at the date of leaving, which would vest subject to performance on a time pro-rated basis, would be released on a phased basis up to four years from the date of leaving. In the case of the Chief Executive, for example, this is designed to result in expected post holding multiples as follows:

•	Year 1: 1.8x salary;

•	Year 2: 1.5x salary;

•	Year 3: 0.9x salary; and

•	Year 4: 0.3x salary

We, therefore, propose to implement the 2018 Code requirement on this basis initially. However, as post-employment shareholding guidelines are a recent development, we will keep the position under review over the next year, during which market and best practice design should become more clear.

The Board is regularly kept abreast of the perspectives of our employees and takes these perspectives into account when making decisions. The Committee has oversight of remuneration policy across the Group and endeavours to keep the principles and structure of remuneration consistent as far as possible across the Group.

In line with the requirements of the 2018 Code, when we announced the voting results of the 2018 AGM, we also announced the actions that we would take to understand the reasons behind the voting outcome on the Directors’ Remuneration Report referred to above. We also issued an update at the end of October.

The Committee’s Terms of Reference have been reviewed by the Committee and will be updated to reflect the requirements of the 2018 Code. The Terms of Reference are available on CRH’s website, www.crh.com.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Directors’ Remuneration Report - continued

2018 Performance

Against a backdrop of international economic uncertainty, 2018 has been another year of progress for CRH with EBITDA (as defined)* for the year of €3.4 billion. Continued focus on strong financial performance in 2018 resulted in Net Debt at year end being 2.1x EBITDA (as defined)* despite significant development activity and the completion of €789 million of the €1 billion buyback programme announced in April 2018.

Incentive Outcomes for 2018

The Group’s performance in 2018 is reflected in the executive Directors’ remuneration for 2018, which is summarised on table 18 on page 70 and set out in detail on pages 84 to 88. The Committee determined that the annual bonus plan should pay out at 81.48% of the maximum opportunity for the Chief Executive and the Finance Director. Further details in relation to the annual bonus plan are set out on page 86. In line with evolving best practice, we have accelerated the disclosure of targets that the plan was based on in 2018 in this Report. Previously, these targets would have been disclosed in the 2019 Directors’ Remuneration Report.

The Committee also determined that 59.13% of the awards made in 2016 under the PSP had met the relevant performance criteria for the period 2016-2018. Further details in relation to the 2016 Awards, including details of the applicable targets and performance for each of the components of the 2016 Awards, are set out on page 88.

Alignment between Pay and Performance

In conjunction with Mercer Kepler, our external remuneration consultants, the Committee has conducted an analysis of the Company’s remuneration outcomes in 2018 against the TSR performance of the bespoke peer group used for PSP awards (see table 17 on page 70 for a list of these peer companies). This peer group is also used for remuneration benchmarking exercises by the Committee. Following this analysis, the Committee is satisfied that there was a strong alignment between pay and performance in 2018.

2019 Annual General Meeting

At the 2019 AGM, shareholder approval will be sought in respect of three separate remuneration related resolutions:

•	the Directors’ Remuneration Report, which is an advisory vote on the way in which our remuneration policy was implemented in 2018, and the Committee’s proposed approach to its implementation in 2019;

•	the updated 2019 Remuneration Policy, which contains the policy changes outlined above. Shareholders have voted on CRH’s remuneration policy since 2014; and

•	the resolution to increase the limit on Directors’ fees, which is required as a result of an increased number of non-executive Directors on the Board (10 at the conclusion of the 2019 AGM) as well as the increase in non-executive Director fees

Conclusion

I would like to thank shareholders and proxy advisory institutions who gave very generously of their time to review our proposals and provide feedback during the course of our remuneration review and consultation. This was an extensive process and I am satisfied that the Committee is aware of the issues which drove the significant vote against the remuneration report at the 2018 AGM. We believe that the proposals we have put forward both in terms of implementation in 2019 and updated policies for the next three years are fair and balanced, aligned to the interests of shareholders and executives and promote the long-term sustainable success of CRH. We hope to receive your support at the 2019 AGM on each of the three proposed resolutions.

Richard Boucher

Chairman of the Remuneration Committee

27 February 2019

72     *    EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

TSR Performance (2008-2018)	Table 20

(i) For the purposes of comparability, the FTSE100 Index is converted to euro using the closing exchange rate at each year end.
(ii) See table 17 on page 70 for details of the peer group.

Historic Vesting of Performance Share Plan Awards as a % of Max. Opportunity	Table 21

(i) The awards which ‘vested’ in 2017, 2018 and 2019 are subject to a two-year hold period and will be released in 2019, 2020 and 2021 respectively.

Historic Bonus Payout as a % of Max. Opportunity	Table 22

Remuneration Related Votes 2014-2018						Table 23
	Year of AGM	% in Favour	% Against	No. of Votes Withheld	Total No. of Votes Cast (incl. Votes Withheld)	% of Issued Share Capital Voted
Directors’ Remuneration Report (“Say on Pay”)	2018	60.31	39.69	23,445,412	533,151,076	63.10
	2017	82.31	17.69	8,260,492	522,037,881	62.45
	2016	91.35	8.65	4,214,665	559,004,377	67.83
	2015	94.39	5.61	8,946,923	569,847,488	69.51
	2014	98.11	1.89	13,587,697	511,277,387	68.90
Directors’ Remuneration Policy Report	2016	59.15	40.85	13,830,863	559,015,684	67.83
	2014	95.23	4.77	3,648,186	511,208,343	68.90

CRH Annual Report and Form 20-F I 2018

Directors’ Remuneration Report - continued

The Remuneration Committee

The Remuneration Committee consists of five non-executive Directors considered by the Board to be independent. They bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 55 and 56. A schedule of attendance at Committee meetings is set out in table 9 on page 65.

The main focus of the Committee is to:

•	determine and agree with the Board the Group’s policy on executive remuneration;

•	seek shareholder approval for the Directors’ Remuneration Policy at least every three years;

•	ensure that CRH’s remuneration structures are fair and responsible; and

•	consider and approve salaries and other terms of the remuneration packages for the executive Directors and the Chairman

In addition, the Committee:

•	recommends and monitors the level and structure of remuneration for the executive Directors and senior management; and

•	oversees the preparation of this Directors’ Remuneration Report

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

Proposed 2019 Directors’ Remuneration Policy

As outlined in the Committee Chairman’s Statement on page 68, the Committee carried out a review of the Group’s remuneration arrangements during 2018. The principal proposed changes to the 2016 Policy, which was approved by shareholders at the 2016 AGM, are set out on in table 14 on page 69. The following sets out the full updated 2019 Policy.

The 2019 Policy, if approved, will provide the framework for remuneration decisions made by the Remuneration Committee. It is the Company’s intention that the 2019 Policy will apply until the 2022 AGM, unless the Remuneration Committee seeks shareholder approval for a renewed policy at an earlier date.

The Remuneration Committee’s aim is to make sure that CRH’s pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets.

The Group’s remuneration structures are designed to drive performance and link reward to the responsibilities and individual contribution of executives, while at the same time reflecting the risk policies of the Group. It is our policy to grant participation in the Group’s performance-related plans to key management to encourage alignment with shareholders’ interests and to create a community of interest among different regions and nationalities.

In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope and trends in executive remuneration generally, in each of the regions in which the Company operates. The Remuneration Committee is cognisant that the pending legislation resulting from the updated Shareholder Rights Directive will introduce new provisions in relation to remuneration, which the Committee will consider in due course.

CRH’s Approach to Remuneration The purpose of the Policy is to:

Attract and retain executives of the highest calibre	Foster entrepreneurship in regional companies by rewarding the creation of shareholder value through organic and acquisitive growth

Reward and motivate executives to perform in the long-term interests of the shareholders	Reflect the spread of the Group’s operations so that remuneration packages in each geographical area are appropriate and competitive for that area

Provide an appropriate blend of fixed and variable remuneration and short and long-term incentives	Reflect the risk policies and appetite of the Group

CRH Annual Report and Form 20-F I 2018

Future Policy Table

Further details regarding the operation of the 2019 Policy for the 2019 financial year can be found on pages 94 and 95 of the Directors’ Remuneration Report.

Policy Table		Table 24

Element	Fixed Base Salary	Fixed Pension
Purpose and link to strategy	• Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets

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

•  Base salary is normally reviewed annually with changes generally effective on 1 January, although the Committee may make an out-of-cycle increase if it considers it to be appropriate

•  Irish-based executive Directors may participate in a contributory defined benefit scheme or, if they joined the Group after 1 January 2012, in a defined contribution scheme as the defined benefit scheme which the Directors participate in is closed to new entrants

•  For new appointments to the Board the Committee may determine that alternative pension provisions will operate (for example a cash contribution). When determining pension arrangements for new appointments the Committee will give regard to existing entitlements, the cost of the arrangements, market practice and the pension arrangements received elsewhere in the Group. Pension contribution rates for any newly hired executive Directors will not exceed the norm for pension related contributions/allowances for new recruits, across the general workforce, in the individual’s home jurisdiction or, if applicable, the jurisdiction in which the individual is to be based in their executive Director role

Maximum opportunity

•  Base salaries are set at a level which the Committee considers to be appropriate taking into consideration the factors outlined in the “operation” section above

•  While there is no maximum base salary, normally increases will be in line with the typical level of increase awarded to other employees in the Group but may be higher in certain circumstances. These circumstances may include:

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

•  The entitlement of individuals participating in defined contribution schemes reflects the accumulated individual and matching company contributions paid into the schemes. At present no Ireland-based executive Directors are members of a defined contribution scheme

•  In relation to Mr. Manifold, who joined the Group prior to 31 December 2011, the defined benefit pension is provided through an Irish-revenue approved retirement benefit scheme (the ‘Scheme’). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60th), with this tranche being revalued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date a career-average revalued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Mr. Manifold has elected to cease accruing pension benefits and to receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap (see page 94 for more details). This allowance is similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the liability the Company would otherwise have had under the Scheme in respect of Mr. Manifold’s benefits and spread over the term to retirement as annual compensation allowances

Performance measure	• Not applicable	• Not applicable

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Policy Table | continued

Element	Fixed Benefits

Purpose and link to strategy	• To provide a market competitive level of benefits for executive Directors

Operation

•  The Committee’s policy is to set benefit provision at an appropriate market competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based

• Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the executive Director and his/her family and life assurance

•  In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

•  Benefits may also be provided in relation to legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement

•  The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so

•  All-employee share schemes - executive Directors are eligible to participate in the Company’s all-employee share schemes on the same terms as other employees. Executive Directors may also receive other benefits which are available to employees generally

•  Re-location policy - where executive Directors are required to re-locate to take up their role, the Committee may determine that they should receive appropriate re-location and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice

Maximum opportunity	• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits

Performance measure	• Not applicable

CRH Annual Report and Form 20-F I 2018

Policy Table | continued

Performance-related pay - Annual Bonus	Performance-related pay - 2014 Performance Share Plan

•  The Annual Performance-related Incentive Plan is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation

•  The purpose of the 2014 Plan is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals

•  A Deferred Annual Performance-related Incentive Plan element links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with shareholders interests

• “Malus” and clawback provisions enable the Company to mitigate risk

• “Malus” and clawback provisions enable the Company to mitigate risk

• The Annual Performance-related Incentive Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee	• Awards (in the form of conditional share awards or nil-cost options) normally vest based on performance over a period of not less than three years. Awards may also be settled in cash

• The annual bonus is paid in a mix of cash and shares (structured as a deferred share award) • For 2019:	• Awards are normally subject to an additional holding period ending on the fifth anniversary of the grant date (or another date determined by the Committee)

–   66.7% of the bonus will be paid in cash; and

–   33.3% will be paid in shares

•  In future years, the Committee may determine that a different balance between cash and shares is appropriate and adjust the relevant payments accordingly

•  When assessing performance and determining bonus payouts the Committee also considers the underlying financial performance of the business to ensure it is consistent with the overall award level

•  Dividend equivalents may be paid on PSP awards that vest in respect of dividends paid during the vesting period until the end of the holding period. These payments may be made in cash or shares and may assume reinvestment on a cumulative basis

•  “Malus” provisions (as set out in the rules of the 2014 Plan) will apply to awards. Clawback provisions will apply with effect from the 2019 awards

•  The deferred element of the bonus will be structured as a conditional share award or nil-cost option and will normally vest after three years from grant (or a different period determined by the Committee). Deferred share awards may be settled in cash

•  Dividend equivalents may be paid on deferred share awards in respect of dividends paid during the vesting period. These payments may be made in cash or shares and may assume the reinvestment of dividends on a cumulative basis

• For deferred awards, “malus” provisions apply. Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment

• Maximum annual opportunity of 225% of base salary	• Maximum annual opportunity of up to 365% of base salary

• For 2019, the intended maximum award levels are:	• For 2019, the intended award levels are:

– 225% of base salary for Chief Executive; and	– 365% of base salary for Chief Executive; and

– 150% of base salary for the Finance Director	– 225% of base salary for Finance Director

• The performance-related incentive plan is based on achieving clearly defined and stretching annual targets and strategic goals set by the Committee each year based on key business priorities	• Awards to be granted in 2019 will vest based on cumulative cash flow (50%), a relative TSR test compared to a tailored group of key peers (25%) and RONA (25%)

•  The performance metrics used are a mix of financial targets including return goals and personal/strategic objectives generally. Currently 80% of the bonus is based on financial performance measures

•  The Committee may vary the weightings of measures but no less than 50% shall be based on financial performance measures

•  A portion of the bonus metrics for any Director may be linked to his/her specific area of responsibility

•  Up to 50% of the maximum bonus will be paid for achieving target levels of performance

•  For threshold levels of performance, 25% of the award vests

•  Where applicable, when determining vesting under the PSP the Committee reviews whether the TSR performance has been impacted by unusual events and whether it therefore, reflects the underlying performance of the business

•  The Committee may adjust the weightings of the measures at the start of each cycle, with no measure’s weighting falling below 25%

•  The Committee may amend the performance conditions if an event occurs that causes it to consider that an amended performance condition would be more appropriate and would not be materially less difficult to satisfy

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Notes to Policy Table

Changes to 2016

Remuneration Policy

Proposed changes to the 2016 Policy are outlined in the Chairman’s introductory statement on pages 68 to 72.

Plan Rules

The 2014 Deferred Share Bonus Plan and the 2014 Performance Share Plan form part of the 2019 Policy and shall be operated in accordance with the relevant plan rules. Awards may be (i) adjusted in accordance with the rules in the event of a variation of the Company’s share capital, merger, de-merger, special dividend or other event that, in the opinion of the Committee, materially affects the price of shares; and (ii) amended in accordance with the plan rules.

Clawback/Malus

For Deferred Annual Performance-related Incentive plan awards and Performance Share Plan awards, the Committee has the discretion to reduce or impose further conditions on awards prior to vesting in certain circumstances, including but not limited to:

•	a material misstatement of the Group’s audited financial results;

•	a material failure of risk management; or

•	serious reputational damage to the Group or one of its businesses as a result of a participant’s misconduct or otherwise

Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment in the circumstances outlined. With effect from the awards made in 2019, vested PSP awards will be subject to clawback for a period of three years from the date of vesting.

Other elements of remuneration are not subject to clawback or malus provisions.

General

The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before 7 May 2014 (the date the Company’s first shareholder-approved Directors’ Remuneration Policy came into effect); (ii) before the policy set out above came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors’ Remuneration Policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the Company; or (iv) in settlement of statutory employment rights. For these purposes “payments” includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted.

Minor Amendments

The Committee may make minor changes to the 2019 Policy for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation without seeking shareholder approval for that amendment.

Information Supporting the Policy Table

Selection of Performance Measures and Targets

(i) Annual bonus

Annual incentive plan targets are selected each year to incentivise executive Directors to achieve annual financial, operational, strategic and personal goals across a range of metrics which are considered important for delivering long-term performance excellence.

(ii) Performance share plan

The ultimate goal of our strategy is to provide growth and long-term sustainable value for all of our shareholders. Performance measures for PSP awards to be granted in 2019 are, therefore, focused on generating cash in the business, achieving relative outperformance of TSR against our key peers and generating a return on net assets.

Targets for the annual bonus and PSP are set each year by the Committee taking into account internal plans and external expectations. Targets are calibrated to be stretching but motivational to management and to be aligned with the long-term creation of shareholder value.

Remuneration Arrangements Throughout the Group

CRH operates significant operations in over 3,700 locations in 32 countries with approximately 90,000 employees across the globe. Remuneration arrangements throughout the organisation, therefore, differ depending on the specific role being undertaken, the level of seniority and responsibilities, the location of the role and local market practice. However, remuneration arrangements are designed based on a common set of principles: that reward should be set at a level which is appropriate to retain and motivate individuals of the necessary calibre to fulfil the roles without paying more than is considered necessary. The reward framework is designed to incentivise employees to deliver the requirements of their roles and add value for shareholders.

The Group operates share participation plans and savings-related share option schemes for eligible employees, including executive Directors, in all regions where the regulations permit the operation of such plans.

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

CRH Annual Report and Form 20-F I 2018

The Committee would generally seek to align the remuneration package offered with our remuneration policy outlined in table 24. Although in exceptional circumstances, the Committee may make remuneration proposals on hiring a new executive Director which are outside the standard policy to facilitate the hiring of someone of the calibre required to deliver the Group’s strategy. When determining appropriate remuneration arrangements the Committee will take into account all relevant factors including (among others) the level of opportunity, the type of remuneration opportunity being forfeited and the jurisdiction the candidate was recruited from. Any remuneration offered would be within the limit on variable pay outlined in this 2019 Policy.

Variable remuneration in respect of an executive Director’s appointment shall be limited to 590% of base salary measured at the time of award. This limit is in line with the plan maximum outlined in table 24. This limit excludes any awards made to compensate the Director for awards forfeited from his or her previous employer.

The Committee may make awards on appointing an executive Director to “buy-out” remuneration terms forfeited on leaving a previous employer. In doing so the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares) and the time over which they would have vested. The Committee’s key principle is that generally buy-out awards will be made on a comparable basis to those forfeited.

To facilitate awards outlined above, the Committee may grant awards under Company incentive schemes or under UK Listing Rule 9.4.2 which allows for the granting of awards, to facilitate, in unusual circumstances, the recruitment of an executive Director, without seeking prior shareholder approval or under other relevant company incentive plans. The use of Listing Rule 9.4.2 shall be limited to buy-out awards.

In the event that an internal candidate is promoted to the Board, legacy terms and conditions will normally be honoured, including pension entitlements and any outstanding incentive awards.

In the event of the appointment of a new Chairman or non-executive Director, remuneration arrangements will normally reflect the policy outlined in table 25 below. Other remuneration arrangements may be provided to a new Chairman or non-executive Director if these arrangements are considered appropriate in accordance with the principles set out in table 25.

Remuneration Policy for Non-Executive Directors		Table 25
Approach to Setting Fees	Basis of Fees	Other Items

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

–   an additional fee for the role of Senior Independent Director;

–   an additional fee to reflect committee work (combined fee for all committee roles); and

–   an additional fee based on the location of the Director to reflect time spent travelling to Board meetings

•  Other fees may also be paid to reflect other Board roles or responsibilities

•  In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit of €875,000 was set by shareholders at the Annual General Meeting held in 2016. A resolution to increase the limit to €1,000,000 will be included on the agenda for the 2019 AGM

•  The non-executive Directors do not participate in any of the Company’s performance-related incentive plans or share schemes

•  Non-executive Directors do not receive pensions

•  The Group Chairman is reimbursed for expenses incurred in travelling from his residence to his CRH office on a gross up basis so that he is not at a net loss after deduction of tax

•  Benefits including retirement gifts (provided they do not exceed the de minimis threshold outlined on page 95) may be provided if, in the view of the Board (for non-executive Directors or for the Chairman), this is considered appropriate. The Company may gross up any expenses so that the non-executive Directors are not at a net loss after deduction of tax. Details regarding any benefit provided will be disclosed in the relevant year of receipt

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Remuneration Outcomes in different Performance Scenarios

Remuneration at CRH consists of fixed pay (salary, pension and benefits), short-term variable pay and long-term variable pay. A significant portion of executive Directors’ remuneration is linked to the delivery of key business goals over the short and long-term and the creation of shareholder value.

Table 28 shows hypothetical values of the remuneration package for executive Directors under four assumed performance scenarios (based on 2019 proposals).

No share price growth or the payment of dividend equivalents has been assumed in these scenarios. Potential benefits under all-employee share schemes have not been included.

Remuneration Outcomes in different Performance Scenarios	Table 26
Performance Scenario	Payout Level
Minimum	• Fixed pay (see table 27 for each executive Director)
• No bonus payout
• No vesting under the Performance Share Plan
On-target performance	• Fixed pay (see table 27 for each executive Director)
• 50% annual bonus payout (112.5% of salary for the Chief Executive and 75% for the Finance Director)
• 25% vesting under the Performance Share Plan (91.25% of salary for the Chief Executive and 56.25% for the Finance Director)
Maximum performance (at constant share prices and assuming a 50% increase in share price)

•  Fixed pay (see table 27 for each executive Director)

•  100% annual bonus payout (225% of salary for the Chief Executive and 150% of salary for the Finance Director)

•  100% Performance Share Plan vesting (365% of salary for the Chief Executive and 225% for the Finance Director)

Hypothetical Remuneration Values				Table 27
	Salary With effect from 1 January 2019	Benefits Level paid in 2018 (i)	Estimated Pension (ii)	Total Fixed Pay
Chief Executive (Albert Manifold)	€1,522,500	€55,000	€761,250	€2,338,750
Finance Director (Senan Murphy)	€794,500	€25,000	€198,625	€1,018,125

(i)	Based on 2018 expenses.

(ii)	See page 94 for details in relation to retirement benefit arrangements.

Performance-related Remuneration Outcomes	Table 28

CRH Annual Report and Form 20-F I 2018

Executive Director Service Contracts and Policy on Payment for Loss of Office

When determining leaving arrangements for an executive Director the Committee takes into account any contractual agreements (including any incentive arrangements) and the performance and conduct of the individual.

Service Contracts

The Chief Executive and Finance Director have entered into service contracts with the Company. The summaries in tables 29 and 30 set out the key remuneration terms of those contracts (other than in respect of bonus or other incentive arrangements, for which the discretion of the Committee will remain). As part of a review and harmonisation of executive service contracts generally in 2018, we identified an anomaly in the Finance Director’s service contract whereby the notice period from the company is six months but the restriction on termination of employment provisions in the contract are for a period of up to 12 months. We indicated to shareholders during the course of the consultation referred to in the Remuneration Committee Chairman’s introduction on page 68 that we will look to regularise this and we would expect to do so during the course of 2019.

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

Chief Executive Service Contract		Table 29
Notice period	•	12 months’ notice by the Company or the executive

Expiry date	•	Indefinite duration

	•	Terms of contract will automatically terminate on the executive’s 62nd birthday

Termination payments	•	On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of 12 months’ notice based on base salary, benefits and pension contribution due during that period

	•	Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due

•

If, in the event of a change of control, there is a diminution in the role and responsibilities of the Chief Executive he may terminate the contract; on such termination a payment equal to one year’s remuneration (being salary, pension, other benefits and vested incentive awards) will be made to the executive

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

The Company retains the ability to suspend the executive from employment on full salary and to require the executive to observe a period of “garden leave” of up to 12 months on full salary, contractual benefits and pension contribution

Finance Director Service Contract		Table 30

Notice period	•	Six months’, notice by the Company or the executive

Expiry date	•	Indefinite duration

	•	Terms of contract will automatically terminate on the executive’s 65th birthday

Termination payments	•	On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of six months’ notice based on base salary, benefits and pension contribution due during that period

	•	Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due

Other information	•

The Company retains the ability to suspend the executive from employment on full salary and to require the executive to observe a period of “garden leave” of up to 12 months on full salary, contractual benefits and pension contribution

Share Plan Rules – Leaver Provisions

The treatment of outstanding share awards in the event that an executive Director leaves is governed by the relevant share plan rules. Table 31 on page 82 summarises leaver provisions under the executive share plans.

“Good leaver” circumstances are defined in the 2014 Performance Share Plan and deferred annual performance-related incentive plans as ill-health, injury, disability, the participant’s employing company or business being sold out of the Group or any other reason at the Committee’s absolute discretion (except where a participant is summarily dismissed).

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

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Where an executive ceases employment on his own volition or as a result of summary dismissal they will normally forfeit outstanding share incentive awards.

The Committee may allow awards to vest early at its discretion in the event an executive Director is to be transferred to a jurisdiction where he would suffer a tax disadvantage or he would be subject to restrictions in connection with his award, the underlying shares or the sales proceeds.

Change of Control

In the event of a change in control of the Company, the Committee will consider whether it would be appropriate for awards to be exchanged for equivalent awards in the purchaser’s shares.

Unless the Committee determines otherwise, in the event of a change in control of the Company:

•	awards granted under the 2014 Plan will vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise the period of time that has elapsed since grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period); and

•	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan may, at the discretion of the Committee, vest in full

If the Company is wound up or there is a de-merger, de-listing, special dividend or other similar event which the Committee considers may affect the price of the Company’s shares:

•	awards granted under the 2014 Plan may, at the Committee’s discretion, vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period); and

•	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan will vest to the extent the Committee determines

Leaver Provisions			Table 31
	Death	“Good Leavers” as determined by the Committee in accordance with the plan rules	Leavers in other circumstances
Deferred Annual Performance Incentive Plan 2014

•  Unvested awards vest, unless the Committee determines otherwise, to the extent determined by the Committee

•  Awards in the form of nil-cost options may be exercised for 12 months from death (or another period determined by the Committee)

•  Awards shall normally vest in full at the normal vesting date. Alternatively, the Committee may determine that awards should vest at the time the individual leaves, subject to the Committee determining that the individual has a shareholding sufficient to apply as a de facto post-shareholding requirement post-cessation of employment

•  Where awards vesting in such circumstances are granted in the form of nil-cost options participants shall have six months from vesting to exercise their award

•  Where awards have already vested at cessation of employment, participants shall have six months from cessation of employment to exercise their option

• Awards will lapse on the individual’s cessation of office or employment
Performance Share Plan 2014

•  Unvested awards shall vest as soon as practicable following death unless the Committee determines otherwise. The number of shares vesting shall be determined by the Committee taking into account the extent to which the performance condition has been met and, if the Committee determines, the length of time that has elapsed since the award was granted until the date of death (or if death occurs during an applicable holding period, to the beginning of the holding period)

•  Awards in the form of nil-cost options may be exercised for 12 months from death (or another period determined by the Committee)

•  Awards shall normally vest at the normal vesting date. Alternatively the Committee may determine that awards should vest at the time the individual leaves, subject to the Committee determining that the individual has a shareholding sufficient to apply as a de facto shareholding requirement post-cessation

•  The level of vesting shall be determined by the Committee taking into account the extent to which the performance condition has been met and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant until the date of cessation (or if cessation occurs during an applicable holding period, to the beginning of the holding period)

•  Awards vesting in such circumstances in the form of nil-cost options may be exercised for six months from vesting (or another period determined by the Committee). Where a nil-cost option was already vested at cessation of employment, participants may exercise such options for six months from cessation (or another period determined by the Committee)

• Awards will lapse on the individual’s cessation of office or employment

CRH Annual Report and Form 20-F I 2018

Shareholding Guideline for Executive Directors

Executive Directors are required to build up (and maintain) a minimum holding in CRH shares. The shareholding guidelines for the Chief Executive and Finance Director are 3.5x basic salary and 2.0x basic salary respectively, with the guidelines to be achieved by 31 December 2023 and 31 December 2022, respectively.

For the purposes of determining the number of shares held by the executive Directors, the relevant calculation will include shares beneficially owned by the executive Directors, annual bonus awards which are deferred into shares for three years and PSP awards that have met the financial performance criteria but are subject to a two-year holding period prior to release. The deferred share awards and PSP awards subject to a two-year hold period are not subject to any further performance criteria other than continued employment with the Group.

In the event that the shareholding guidelines are not met by the applicable deadlines, the Remuneration Committee will consider what action to take at that time.

Post-employment Holding Requirements

The Remuneration Committee believes that the current holding period on our vested PSP awards provides a considerable de facto post-employment shareholding requirement as it continues to apply post-cessation. Assuming 50% vesting, PSP awards that remain subject to a two-year holding requirement at the time of cessation of employment would equate to c. 1.8x basic salary for the Chief Executive and c. 1.1x basic salary for the Finance Director, on a net tax basis. These shares are released on a phased basis during the two years from the date of leaving. In addition, unvested PSP awards at the date of leaving, which can, at the discretion of the Remuneration Committee, vest subject to performance on a time pro-rated basis, would be released on a phased basis up to four years from the date of leaving.

Non-executive Director – Letters of Appointment

Non-executive Directors serve under letters of appointment, copies of which are available for inspection at the Company’s Registered Office and at the AGM.

In line with the 2016 Code, all non-executive Directors submit themselves for re-election by shareholders every year at the AGM. All non-executive Director appointments can be terminated by either party without notice. There is no payment in lieu of notice provided.

Considering Employee Views

The Board is regularly kept abreast of employees’ perspectives and takes them into account when making decisions. In particular, the Remuneration Committee has oversight of remuneration policy across the Group and endeavours to keep the structure of remuneration consistent as far as possible.

Consulting with Shareholders

The Committee believes that it is very important to maintain open dialogue with shareholders on remuneration matters. CRH consulted extensively with shareholders in relation to the 2019 Policy. Shareholder views were important in shaping the final proposals outlined in the 2019 Policy.

The Committee will continue to liaise with shareholders regarding remuneration matters more generally and CRH arrangements as appropriate. It is the Committee’s intention to consult with major shareholders in advance of making any material changes to remuneration arrangements.

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Annual Report on Remuneration

Remuneration Received by Executive Directors in Respect of 2018

Details of individual remuneration for executive Directors for the year ended 31 December 2018, including explanatory notes, are given in table 32 on page 85. Details of Directors’ remuneration charged against profit in the year are given in table 47 on page 97.

2018 Annual Bonus Plan

CRH’s Annual Bonus Plan for 2018 was based on a combination of financial targets and personal/strategic goals. The metrics for target payout, which is up to a maximum of 50% of the total annual bonus opportunity, are based on achieving the budget set by the Board in respect of each metric. The threshold level for bonus payouts is for the achievement of 92% of budget, whereas maximum payout is achieved for stretch performance of between 105% of budget for EPS and Cash Flow and 108% of budget for RONA. The relative weighting of the components of the 2018 plan, together with details of the applicable targets and performance for each measure is given in table 33 on page 86.

When setting the targets for the annual bonus plan, the Committee makes assumptions regarding exchange rates and development activity. The Committee also compares the proposed targets to the outturn for the previous year to ensure that the targets are sufficiently stretching. In this regard, it is important to note that the metrics in the plan are influenced by the economic cycle and other factors, such as ongoing portfolio management.

In relation to the targets for the 2018 bonus plan, a number of factors, including, the impact of the divestment of Americas Distribution, the non-recurrence of one-off gains, lower expected asset disposals, challenging markets in CRH’s operations in Asia and adverse exchange rates resulted in target EPS, cash flow and RONA being set by the Board at a level that was lower than the actual outturn for 2017 (see tables 33 and 35 on pages 86 and 87).

When reviewing performance against the bonus plan, the Committee typically makes a number of adjustments, for example, in relation to actual exchange rates and development activity during the year. For the 2018 bonus plan, adjustments were made due to the later than planned closing of the acquisition of Ash Grove, the additional contribution from other acquisitions completed in 2018, the deduction of budgeted income for the period from July to December 2018 as a result of the divestment of the DIY business by Europe Distribution (which was completed on 13 July 2018) and for exchange rates. Also, when assessing performance, the Committee made adjustments to counteract the impact of the share buyback programme (which commenced in May 2018) on EPS and excluded the significant profit from the divestment of Americas Distribution, which was a one-off item in 2018.

Details of each executive Director’s personal and strategic objectives and their achievement against these objectives are set out in table 34 on page 86.

Overall, the combination of the performance by the Group in 2018 and the achievement against personal and strategic objectives translated to annual bonus payouts of 81.48% of the maximum opportunity for Albert Manifold and Senan Murphy, with total bonus payments of 183% of salary and 122% of salary respectively.

In accordance with the 2016 Policy, 25% of the bonus amounts for Albert Manifold and Senan Murphy will be deferred into shares for a period of three years. Deferred Share awards are not subject to any additional performance conditions during the deferral period and are adjusted for dividend equivalents based on dividends paid by CRH during the deferral period. Annual bonus awards are subject to recovery provisions for three years from the date of payment (cash awards) or grant (deferred awards).

2017 Annual Bonus – Retrospective Disclosure of Targets

CRH’s Annual Bonus Plan for 2017 was also based on a combination of financial targets and personal/strategic goals. The Group-related financial targets are set out in table 35 on page 87.

Long-term Incentives

Performance Share Plan

2016 awards

In 2016, the executive Directors were granted conditional awards under the 2014 PSP. The awards were based on TSR (50% of the award) – 25% against a tailored group of key peers (see table 17 on page 70) and 25% against the FTSE All-World Construction & Materials Index – and Cumulative Cash Flow (50% of the award), and performance was measured over the three-year period 1 January 2016 to 31 December 2018. Based on performance, the Committee has determined that 59.13% of the awards had met the relevant performance criteria as performance in relation to the cumulative cash flow element (50% out of 50%) and TSR performance against the tailored peer group element (9.13% out of 25%) exceeded the relevant threshold targets for vesting. TSR performance against the FTSE All-World Construction & Materials Index was below the minimum threshold target for vesting.

The Committee considers that the vesting outcome is reflective of the Company’s underlying performance over the performance period. In particular, the Committee considered RONA performance since 2016 as an underpin to the TSR component. As the RONA target in each of the annual bonus plans for 2016, 2017 and 2018 was met, the Committee determined that the TSR percentage was appropriate and did not need to be adjusted. In accordance with the Policy, the 2016 awards to executive Directors will vest in 2021 on completion of an additional two-year holding period. Vested awards will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2021. Table 36 on page 88 sets out details of the relevant targets. Table 37 on page 88 sets out details of the awards.

CRH Annual Report and Form 20-F I 2018

Individual Executive Remuneration for the year ended 31 December 2018 (Audited)									Table 32
	Albert Manifold			Senan Murphy			Maeve Carton (i)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Fixed Pay	€000	€000	€000	€000	€000	€000	€000	€000	€000
Basic Salary (ii)	1,485	1,442	1,400	775	706	625	-	470	689
Benefits (iii)	55	35	22	25	25	22	-	18	10
Retirement Benefit Expense (iv)	684	677	671	194	176	156	-	135	252
Total Fixed Pay	2,224	2,154	2,093	994	907	803	-	623	951

Performance-related Pay
Annual Bonus (v):
Cash Element	2,042	2,338	2,323	710	762	679	-	634	748
Deferred Shares	681	779	774	237	254	227	-	-	250
Total Annual Bonus	2,723	3,117	3,097	947	1,016	906	-	634	998

Long-term Incentives (vi):
Performance Share Plan
- value delivered through performance	3,238	2,720	3,171	792	-	-	-	1,138	1,320
- value delivered through share price growth	45	668	1,622	11	-	-	-	280	675
Total Long-term Incentives	3,283	3,388	4,793	803	-	-	-	1,418	1,995

Total Performance-related Pay	6,006	6,505	7,890	1,750	1,016	906	-	2,052	2,993

Total Single Figure	8,230	8,659	9,983	2,744	1,923	1,709	-	2,675	3,944

(fixed and performance-related)

(i)	Maeve Carton retired as a Director on 31 August 2017.

(ii)	Basic Salary: Further details and background in relation to the changes in salaries effective for 2018 are set out on pages 72 and 73 of the 2017 Directors’ Remuneration Report.

(iii)

Benefits: For executive Directors these relate principally to the use of company cars, medical insurance and life assurance and, where relevant, the value of the non-taxable discount on the grant of options under the Group’s 2010 Savings-related Option Scheme and any retirement gifts or long-service awards.

(iv)

Retirement Benefit Expense: As noted on page 94, Albert Manifold receives a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. This allowance is similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as an annual compensation allowance. Senan Murphy receives a supplementary taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

(v)

Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2018, a bonus was payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2018 Annual Bonus Plan, together with details of the performance against targets and payouts in respect of 2017 and 2018, are set out on pages 86 and 87. For 2018, 2017 and 2016 bonuses, 25% of executive Directors’ bonuses were paid in Deferred Shares, vesting after three years, with no additional performance conditions. In the case of Maeve Carton, following her retirement in 2017 the Remuneration Committee determined that the Deferred Shares in respect of the bonus granted in 2016 should be released to her and that her 2017 bonus, pro-rated for service to her retirement in August 2017, should be paid in cash.

(vi)

Long-term Incentives: In February 2019, the Remuneration Committee determined that 59.13% of the performance conditions which applied to the PSP awards made in 2016 have been met. The awards are subject to a two-year holding period and will vest in 2021. For the purposes of this table, the value of these awards (including accrued dividend equivalents), which were subject to a three-year performance period ending in 2018, has been estimated using a share price of €24.90, being the three-month average share price to 31 December 2018. Amounts in the long-term incentive column for 2017 reflect the value of long-term incentive awards with a performance period ending in 2017 (i.e. the PSP awards granted in 2015), which the Remuneration Committee determined in February 2018 had met 78.7% of the applicable performance targets. The awards are scheduled to vest in 2020 following the completion of a two-year holding period. For the purposes of this table, the value of these awards (including accrued dividend equivalents) has been estimated using a share price of €30.42, being the three-month average share price to 31 December 2017. Amounts in the long-term incentive column for 2016 reflect the value of long-term incentive awards with a performance period ending in 2016 (i.e. the PSP awards granted in 2014), which the Remuneration Committee determined in February 2017 had met the applicable performance targets. The awards are scheduled to vest in 2019 following the completion of a two-year holding period. For the purposes of this table, the value of these awards (including accrued dividend equivalents) has been estimated using a share price of €30.97, being the three-month average share price to 31 December 2016.

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Annual Bonus Plan - 2018

2018 Annual Bonus - Achievement - Financial Targets							Table 33
			2018 Targets - Performance needed for payout at (i)
Measure	Weighting	2017 Performance Achieved	Threshold	Target (ii)	Maximum	2018 Performance Achieved	Percentage of Maximum Awarded
CRH EPS	25%	166c	148c	161c	169c	172c	25.00%

CRH Cash Flow (iii)	30%	€2,234m	€1,847m	€2,008m	€2,108m	€2,068m	23.89%

CRH RONA (iii)	25%	10.3%	8.5%	9.2%	9.9%	9.3%	14.59%

Personal/Strategic	20%					See table 34	18.00%
Total	100%						81.48%

(i)	0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line payout schedule between these points.

(ii)

Targets have been adjusted to reflect actual currency rates, the actual timing of acquisitions and disposals, the impact of the 2018 share buyback programme and the exclusion of the significant profit from the disposal of Americas Distribution, which was a one-off item.

(iii)

For the purposes of the annual bonus plan, operating cash flow has been defined as reported internally. The figure differs from the net cash inflow from operating activities reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net proceeds from the disposal of PP&E, and before deducting interest and tax payments. Similarly, RONA has also been defined as reported internally and differs from the RONA reported in the Non-GAAP Performance Measures in this report as it excludes one-off items and reflects seasonality and the timing of development activity.

2018 Annual Bonus - Achievement - Personal/Strategic Targets			Table 34
Directors	Weighting	Achievements	Percentage of Maximum Awarded
Albert Manifold	20%	Safety: Development and implementation of plans for a safety front-line leadership programme and for the implementation of recommendations from a review by an external advisory panel of experts, in the Chief Executive’s area of responsibility.	18%
		Inclusion & Diversity: The establishment and implementation of an inclusion & diversity roadmap for the Group, including initiatives and measures and a timeline for implementation.

Group Leadership Team (GLT): Continued development of the GLT as a functioning executive leadership team for CRH, including, working with the team to provide effective management succession for senior roles across the Group.

Strategy: Continued assessment of the strategic alternatives for the Group in discussion with the Board and senior management and ensuring that the organisation structure of CRH is aligned with its future strategy.

Senan Murphy	20%	Safety: Development and implementation of plans for a safety front-line leadership programme and for the implementation of recommendations from a review by an external advisory panel of experts, in the Finance Director’s area of responsibility.	18%
		Inclusion & Diversity: The establishment and implementation of an inclusion & diversity roadmap for the Finance organisation, including initiatives and measures and a timeline for implementation.

Strategy: Support for the next phase of the rollout of our strategic playbooks process, ensuring that robust roadmaps are developed, actioned and integrated with the strategic planning process and that KPIs are developed to track progress.

Risk Management, Internal Control and Management of External Relations: Maintaining a strong risk and control environment across the Group, including audit, Sarbanes Oxley and regulatory compliance, supervising the successful integration of all acquisitions and managing relations with investors, banks, rating agencies and other key stakeholders.

CRH Annual Report and Form 20-F I 2018

Annual Bonus Plan - 2017

2017 Annual Bonus - Achievement - Financial Targets (i)						Table 35
		Performance needed for payout at
Measure	Weighting	Threshold	Target	Maximum	Performance Achieved	Percentage of Maximum Awarded

CRH EPS	25%	134c	146c	153c	166c (iii)	25%

CRH Cash Flow (ii)	30%	€1,656m	€1,800m	€1,890m	€2,234m	30%

CRH RONA	25%	8.8	9.6	10.4	10.3% (iii)	24%

(i)	Due to commercial sensitivity, 2017 bonus targets were not disclosed in the 2017 Directors’ Remuneration Report.

(ii)

For the purpose of the annual bonus, operating cash flow has been defined as reported internally. The figure differs from the net cash inflow from operating activities of €2,189 million reported in the 2017 Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net of proceeds for the disposal of PP&E, and before deducting interest and tax payments. Similarly, RONA has also been defined as reported internally and differs from the RONA reported in the Non-GAAP Performance Measures in this report as it excludes one-off items and reflects seasonality and the timing of development activity.

(iii)	Reported EPS and RONA have been adjusted by the Remuneration Committee to exclude one-off benefits.

Long-term Incentives - continued

2018 awards

During 2018 awards under the 2014 PSP were made to the executive Directors, details of which are summarised in table 39 on page 89. 50% of each award made in 2018 is subject to a TSR measure, with 25% being measured against a tailored sector peer group (see table 17 on page 70) and 25% against the FTSE All-World Construction & Materials Index (as at the start of the relevant performance period). Given the importance of returns-based measures to a number of our shareholders, the TSR measure will be subject to a RONA underpin. At the end of the three-year performance period, the Remuneration Committee will consider the RONA performance of the business and the outcome for the TSR element may be adjusted (downwards only) if RONA performance has not met the expectations of the Board and the Remuneration Committee. The other 50% of each award made in 2018 is subject to a cumulative cash flow metric. The definition of cash flow is the net increase/decrease in cash and cash equivalents adjusted to exclude:

•	dividends to shareholders;

•	acquisition/investment expenditure;

•	proceeds from divestments;
•	share issues (scrip dividend, share options, other);

•	financing cash flows (new loans/repayments);

•	back funding pension payments; and

•	foreign exchange translation

The Remuneration Committee considers that it is appropriate to make these adjustments in order to remove items that do not reflect the quality of management’s operational performance, or are largely outside of the Company’s control. The Remuneration Committee will also consider whether any adjustments are required to cash flows, for example, as a result of significant acquisitions completed during the performance period or a significant underspend or delay in budgeted capital expenditure, both ordinary and extraordinary.

Performance for the awards made in 2018 will be assessed over the three-year period to 31 December 2020. Details of the performance targets are set out in table 38 on page 89. Awards, to the extent that they vest, will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2023. “Malus” provisions apply to the awards.

Other Employee Share Plans

Executive Directors are eligible to participate in the 2010 Savings-related Option Scheme (Republic of Ireland) (the ‘2010 SAYE Scheme’) and in the Group’s Irish Revenue approved Share Participation Scheme (the ‘Participation Scheme’).

The 2010 SAYE Scheme is an Irish Revenue approved plan open to all Irish employees. Participants may save up to €500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of executive Directors under the 2010 SAYE Scheme are set out in table 40 on pages 90 and 91.

The Participation Scheme is an Irish Revenue approved plan and is open to all employees in Ireland. Grants can be made to participants up to a maximum of €12,700 annually in CRH shares. Albert Manifold and Senan Murphy participated in the Participation Scheme in 2018.

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Long-Term Incentives - Awards 2016
Performance Share Plan Metrics	Table 36

(i)	See page 87 for further information on how cash flow is calculated for 2016, 2017, 2018 and 2019 awards.

(ii)

The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

(iii)

For the purposes of the 2016 Award, TSR performance was above the median against the tailored peer group (see table 17 on page 70) and below the FTSE All-World Construction & Materials Index. TSR performance was subject to a RONA underpin (see page 84). The cumulative cash flow for the three years to end 31 December 2018 was €4.5 billion. The Committee has reviewed the primary drivers for the outperformance against the target for cumulative cash flow set in early 2016. It has concluded that this resulted from increased cash flow, in 2016 in particular, mainly from the faster than anticipated integration of the assets acquired from Lafarge and Holcim in 2015.

2016 Performance Share Plan Award - Vesting Details						Table 37
Executive Director	Interests Held	Vesting Outcome (% of max)	Interests Due to Vest	Date of Vesting	Assumed Share Price (i)	Estimated Value
Albert Manifold	222,976	59.13%	131,846	March 2021	€24.90	€3,282,958
Senan Murphy	54,543	59.13%	32,251	March 2021	€24.90	€803,057

(i)

As the share price on the date of vesting is not yet known, for the purposes of this table, the value of these awards, which were subject to a three-year performance period ending in 2018, has been estimated using a share price of €24.90, being the three-month average share price to 31 December 2018.

CRH Annual Report and Form 20-F I 2018

Long-Term Incentives - Awards in 2017 and 2018
Performance Share Plan Metrics	Table 38

2017 Award

2018 Award

(i) and (ii) see footnotes to table 36.

2018 Performance Share Plan Award Details					Table 39
Executive Director	Date of Grant	Number of Shares	Market Price on which Award was Based	Face Value at Date of Award	Face Value at Date of Award (% of salary)
Albert Manifold	15 March 2018	196,278	€27.62	€5,421,198	365%
Senan Murphy	15 March 2018	63,194	€27.62	€1,745,418	225%

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Summary of Outstanding Share Incentive Awards (Audited)						Table 40
	Year of Award	Performance Period	Release Date	Market Value at Date of Award	Exercise Price	Balance at 31 December 2017

Albert Manifold

Annual Bonus Plan (Deferred Share Awards) (i)	2015	01/01/14-31/12/2014	2018	€18.05	n/a	24,928

	2016	01/01/15-31/12/2015	2019	€25.60	n/a	18,900

	2017	01/01/16-31/12/2016	2020	€30.97	n/a	25,007

	2018	01/01/17-31/12/2017	2021	€30.42	n/a	-

2014 Performance Share Plan (ii)	2014	01/01/14-31/12/2016	2019	€20.49	n/a	142,900

	2015	01/01/15-31/12/2017	2020	€24.42	n/a	132,064

	2016	01/01/16-31/12/2018	2021	€24.56	n/a	208,104

	2017	01/01/17-31/12/2019	2022	€32.24	n/a	163,254

	2018	01/01/18-31/12/2020	2023	€27.62	n/a	-

2010 Savings-Related Share Option Scheme	2017	n/a	2022	n/a	€27.86	1,085

	2018	n/a	2023	n/a	€23.39	-

Senan Murphy

Annual Bonus Plan (Deferred Share Awards) (i)	2017	01/01/16-31/12/2016	2020	€30.97	n/a	7,316

	2018	01/01/17-31/12/2017	2021	€30.42	n/a	-

2014 Performance Share Plan (i)	2016	01/01/16-31/12/2018	2021	€24.56	n/a	50,906

	2017	01/01/17-31/12/2019	2022	€32.24	n/a	43,779

	2018	01/01/18-31/12/2020	2023	€27.62	n/a	-

The market price of the Company’s shares at 31 December 2018 was €23.10 and the range during 2018 was €21.84 and €32.62.

(i)

The Remuneration Committee has determined that dividend equivalents should accrue on awards under the Annual Bonus Plan. Such dividend equivalents will be released to participants on the date of release of the Deferred Shares.

(ii)

The Remuneration Committee has determined that dividend equivalents should accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

CRH Annual Report and Form 20-F I 2018

Granted in 2018	Released in 2018	Exercised in 2018	Lapsed in 2018	Balance at 31 December 2018	Dividends Awarded & Released	Market Value on Date of Exercise/Released

-	24,928	-	-	-	1,786	€27.24

-	-	-	-	18,900	-	-

-	-	-	-	25,007	-	-

25,619	-	-	-	25,619	-	-

-	-	-	-	142,900	-	-

-	-	-	28,130	103,934	-	-

-	-	-	-	208,104	-	-

-	-	-	-	163,254	-	-

196,278	-	-	-	196,278	-	-

-	-	-	1,085	-	-	-

1,293	-	-	-	1,293	-	-

-	-	-	-	7,316	-	-

8,352	-	-	-	8,352	-	-

-	-	-	-	50,906	-	-

-	-	-	-	43,779	-	-

63,134	-	-	-	63,134	-	-

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Shareholdings of Directors and Company Secretary	Table 41

	Beneficially Owned (i)
Name	31 December 2018	31 December 2017

Executive Directors

A. Manifold	21,310	20,170

S. Murphy	1,520	1,039

Non-executive Directors

R. Boucher	1,790	- (ii)

N. Hartery	17,629	17,309

P.J. Kennedy	2,000	2,000

D.A. McGovern, Jr. (iii)	5,604	5,481

H.A. McSharry	4,170	4,111

G.L. Platt	1,038	1,019

M.K. Rhinehart (iii)	1,000	- (iv)

L.J. Riches	5,000	5,000

H.Th. Rottinghuis	1,000	1,000

W.J. Teuber, Jr. (iii)	1,000	1,000

S. Talbot (v)	1,550	1,550

Company Secretary

N. Colgan	10,915	10,416
Total	75,526	70,095

(i)	Excludes awards of Deferred Shares, details of which are disclosed on pages 90 and 91. The Directors and Company Secretary do not have any special voting rights.

(ii)	Appointed with effect from 1 March 2018. Richie Boucher did not have a holding of CRH shares on his appointment.

(iii)	Holdings in the form of American Depositary Receipts (ADRs).

(iv)	Appointed with effect from 1 October 2018. Mary Rhinehart did not have a holding of CRH Shares on her appointment.

(v)	Appointed with effect from 1 December 2018.

CRH Annual Report and Form 20-F I 2018

Non-executive Directors

Individual Remuneration for the year ended 31 December 2018 (Audited)									Table 42

	Basic salary and fees (i) €000		Benefits (ii) €000		Other remuneration (iii) €000		Total €000

	2018	2017	2018	2017	2018	2017	2018	2017	2016
Non-executive Directors
E.J. Bärtschi (iv)	-	78	-	-	-	81	-	159	159
R. Boucher (v)	65	-	-	-	34	-	99	-	-
N. Hartery	78	78	1	1	512	512	591	591	597
P.J. Kennedy	78	78	-	-	42	42	120	120	120
D.A. McGovern, Jr.	78	78	-	-	86	96	164	174	174
H.A. McSharry	78	78	-	-	42	42	120	120	120
G.L. Platt	78	78	-	-	63	53	141	131	-
M.K. Rhinehart (vi)	20	-	-	-	7	-	27	-	-
L.J. Riches	78	78	-	-	42	42	120	120	120
H.Th. Rottinghuis	78	78	-	-	42	42	120	120	120
S. Talbot (vii)	7	-	-	-	1	-	8	-	-
W.J. Teuber, Jr.	78	78	-	-	90	57	168	135	112
	716	702	1	1	961	967	1,678	1,670	1,522

(i)	Further information in relation to the non-executive Director fee structure is set out in table 44 on page 95.

(ii)

Benefits: In the case of Nicky Hartery the amount reflects the reimbursement of travel expenses from his residence to his Chairman’s office in Dublin, which have been grossed up for Irish tax purposes.

(iii)	Other Remuneration: Includes remuneration for Chairman, Board Committee work and travel allowances for non-executive Directors.

(iv)	Ernst Bärtschi resigned as a Director on 20 December 2017.

(v)	Richie Boucher became a Director on 1 March 2018.

(vi)	Mary Rhinehart became a Director on 1 October 2018.

(vii)	Siobhán Talbot became a Director on 1 December 2018.

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Retirement Benefit Expense

Albert Manifold is a participant in a contributory defined benefit plan which is based on an accrual rate of 1/60th of salary1 for each year of pensionable service and is designed to provide two-thirds of career average salary at retirement for full service. Albert Manifold will become entitled to a deferred pension, payable from Normal Retirement Age, if he leaves service prior to Normal Retirement Age. The Finance Act 2006 established a cap on pension provisions by introducing a penalty tax charge on pension assets in excess of the higher of €5.4 million (in the Finance Act 2011, this threshold was reduced to €2.3 million and reduced further to €2 million by the Finance (No. 2) Act 2013) or the value of individual accrued pension entitlements as at 7 December 2005.

As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Albert Manifold has opted for an arrangement whereby his pension is capped in line with the provisions of the Finance Act 2006 and receives a supplementary taxable non-pensionable cash supplement in lieu of pension benefits foregone. There was, therefore, no additional accrual in 2018. The cash pension supplement for 2018 is detailed in table 32 on page 85. This supplement is similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as annual compensation allowances.

The contributory defined benefit plan in which Albert Manifold participates closed to new entrants at the end of 2011.

Senan Murphy receives a taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

Details regarding the pension entitlements of Albert Manifold are set out in table 43 below.

Shareholding Guideline for Executive Directors

Pursuant to the 2016 Policy, executive Directors are required to build up (and maintain) a minimum holding in CRH shares. The current shareholding guideline for the Chief Executive is 2.5x basic salary and 2.0x basic salary for the Finance Director. As part of the 2019 Policy proposals, the shareholding guideline requirement for the Chief Executive will be increased to 3.5x basic salary, to be achieved by 31 December 2023. The guideline for the Finance Director, which must be achieved by 31 December 2022, will remain at 2.0x salary.

The current shareholdings of executive Directors as a multiple of basic salary are shown in table 19 on page 71. The table includes, for illustrative purposes, shares beneficially owned by the executive Directors as at 27 February 2019, the estimated after tax vesting of PSP awards subject to a two-year hold period only, which will be released in 2019 and 2020 respectively, and the estimated after tax vesting of Deferred Share awards granted in respect of 2016, 2017 and 2018, as appropriate.

Non-executive Directors

The remuneration of non-executive Directors is determined by the Board of Directors.

The fees were last increased in 2016. Details of the remuneration paid to non-executive Directors in 2018 are set out in table 42 on page 93. As part of the recent remuneration review referred to in the Committee Chairman’s introduction, increases to the fees have been implemented with effect from January 2019 to ensure that CRH fees remain market competitive. The revised fees are set out in table 44.

Proposed Implementation of Remuneration in 2019

Basic Salary and Benefits

Details of the executive Directors’ salaries for 2019 compared with 2018 are set out in the Committee Chairman’s introduction on pages 68 to 72. These increases are in line with the average workforce increases in CRH’s core countries for 2019, which range from 2% to 3%.

Executive Directors will receive benefits in line with the 2019 Policy in 2019. The level of benefits provided will depend on the cost of providing individual items and the individual circumstances.

2019 Annual Bonus Plan

The Remuneration Committee has determined that the 2019 Annual Bonus Plan will be operated broadly in line with the 2018 Annual Bonus Plan (as described on page 84). However, the EPS and RONA targets will need to be adjusted by the Committee when performance against the targets is being assessed to reflect the impact of IFRS 16, which introduces new rules for lease accounting with effect from the 2019 financial year. In addition, subject to approval of the 2019 Policy at the 2019 AGM, the amount deferred into shares will increase from 25% to 33.3%.

Pension Entitlements - Defined Benefit (Audited)			Table 43
Executive Director	Increase in accrued personal pension during 2018 (i) €000	Transfer value of increase in dependants pension (i) €000	Total accrued personal pension at year end (ii) €000
Albert Manifold	-	112	273

(i)

As noted above, the pension of Albert Manifold has been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due in 2018 in the event of Mr. Manifold leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

94 1. Salary is defined as basic annual salary and excludes any fluctuating emoluments.

CRH Annual Report and Form 20-F I 2018

Non-executive Director Fee Structure		Table 44
Role	2019	2018
Group Chairman (including non-executive Director salary and fees for committee work)	€630,000	€575,000
Basic non-executive Director fee	€88,000	€78,000
Committee fee	€32,000	€27,000
Additional fees
Senior Independent Director	€25,000	€25,000
Remuneration Committee Chairman	€30,000	€15,000
Audit Committee Chairman	€39,000	€39,000
Fee for Europe-based non-executive Directors	€15,000	€15,000
Fee for US-based non-executive Directors	€30,000	€30,000

2019 Performance Share Plan Awards

For the 2019 PSP awards, awards will be assessed over the three-year period to 31 December 2021. The metrics, weightings and opportunity for the 2019 PSP awards are summarised in table 16 on page 70 and further details in relation to the operation of the metrics is provided below.

Cumulative Cash Flow (weighting 50%)

As outlined in the Chairman’s introduction on pages 68 to 71, 50% of the 2019 awards will be subject to a cumulative cashflow metric. 25% of the measure will vest at €3.3 billion of cumulative cash flow, with full vesting at or above €4.3 billion of cumulative cash flow, and straight-line vesting in between.

In setting the target, the Committee reviews the proposed target to the outturn of the most recent PSP award cycle and the prior year award, considering items such as EBITDA (as defined)* changes, exchange rates, capital expenditure levels, tax and interest charges etc. While cumulative cash flow (as defined above) over the period 2016-2018 (€4.5 billion) is above the target for maximum achievement for the 2019 awards, these figures differ in a number of important respects:

•	planned capital expenditure in the period 2019-2021 is higher;

•	growth forecasts for the coming years are projected to moderate; and

•	the underlying EBITDA (as defined)* targets are based on current euro/US Dollar exchange rates, which are unfavourable compared to the prior three years

The Committee will adjust the vesting outcomes if the cash targets are achieved because capital expenditure was less than planned and to reflect actual exchange rates over the period.

TSR (weighting 25%)

The Committee is proposing to simplify the TSR measure by measuring performance against peer companies only. This will remove the FTSE All-World Construction & Materials Index as a benchmark. Following consultation with our brokers and advisers, the peer group used for previous PSP awards has been re-confirmed with two minor modifications; Braas Monier has been removed as it is no longer listed and Rockwool has been removed as its business is not comparable with CRH. The proposed peer group, which will be weighted by market capitalisation, is set out in table 17 on page 70. 25% of this measure will vest at median performance against the peer group, with full vesting at the upper quartile, and straight line vesting in between. The Committee is satisfied that the proposed peer group provides an appropriately robust benchmark against which to compare CRH’s TSR performance.

RONA (weighting 25%)

As outlined in the Chairman’s introduction on page 68, it is proposed to introduce a RONA metric into the PSP for awards made in 2019. 25% of the RONA measure will vest at RONA of 9%, with full vesting at or above RONA of 11.5% and straight-line vesting in between.

The Committee considers the maximum RONA target to be very stretching. In order to achieve this target, EBITDA (as defined)* margins would need to broadly equate to the highest ever achieved by the Group.

In addition, payouts for threshold achievement would require a RONA which meets our cost of capital at a minimum.

The RONA target for the 2019 PSP awards will need to be adjusted by the Committee in due course to reflect the impact of IFRS 16, which introduces new rules for lease accounting with effect from the 2019 financial year.

Retirement Benefit Expense

No changes in pension arrangements are proposed in 2019.

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

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.	95

CRH Annual Report and Form 20-F | 2018

Directors’ Remuneration Report - continued

Executives’ External Appointments

The executive Directors may accept external appointments with the prior approval of the Board provided that such appointments do not prejudice the individual’s ability to fulfil their duties at the Group. Whether any related fees are retained by the individual or remitted to the Group is considered on a case-by-case basis.

Total Shareholder Return

The value at 31 December 2018 of €100 invested in CRH in 2008, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in table 20 on page 73.

TSR performance has been compared against the FTSE100 and the Eurofirst 300 as these are broad general market indices of which CRH is a constituent. The Committee, therefore, considers that they offer a reasonable comparison for performance.

Compound TSR growth since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 14.8%.

Remuneration Paid to Chief Executive 2009 – 2018

Table 46 shows the total remuneration paid to the Chief Executive in the period 2009 to 2018 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in respect of each year. Albert Manifold succeeded Myles Lee as Chief Executive in January 2014.

Relative Importance of Spend on Pay	Table 45

Excluding the impact of vested share-based awards and the non-taxable benefit associated with participation in the Group’s Savings-related Share Option Scheme, the percentage change in the Chief Executive’s salary, benefits and bonus between 2017 and 2018 was as follows:

•	Salary +3.0%

•	Benefits +57.1%

•	Bonus -12.6%

The combined percentage change was -7.2%.

There was a 6.5% increase in the total average employment costs in respect of employees in the Group as a whole between 2017 and 2018.

Relative Importance of Spend

on Pay

Table 45 sets out the amount paid by the Group in remuneration to employees compared to the amount returned to shareholders as part of the share buyback programme in 2018 and dividend distributions made to shareholders in 2017 and 2018. We have also shown the change in EBITDA (as defined)* performance year-on-year to provide an indication of the change in profit performance.

Remuneration Paid to Chief Executive - 2009 to 2018 inclusive									Table 46
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Single figure Remuneration (€m) (i)	€2.6m	€2.6m	€2.9m	€2.5m	€4.2m	€4.3m	€5.4m	€9.9m	€8.7m	€8.2m

Annual Bonus (% of max)	22%	21%	39%	28%	30%	100%	100%	98%	96%	81%
Long-term incentive award vesting (% of max)	50%	46%	17%	0%	PSP: 49% LTIP: 34%	PSP: 0% Options: 75%	PSP: 78% Options: 37%	100%	79%	59%

(i)	Single figure remuneration comprises the total fixed pay, annual bonus and the value of long-term incentives vesting in respect of each year.

*   EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

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

Mercer Kepler are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. During 2018, Mercer Kepler provided the following remuneration services:

•	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

•	advice in relation to remuneration matters generally; and

•	attendance at Committee meetings, when required

In 2018, Mercer Kepler’s parent, the MMC Group, provided pensions advice and related services to the Company. In 2018, the total fees paid to Mercer Kepler were Stg£99,366.

2018 Annual General Meeting

The voting outcome in respect of the remuneration-related votes at the 2018 AGM is set out in table 23 on page 73. Further details in relation to the voting outcome are set out in the Committee Chairman’s introduction on page 68.

On behalf of the Board

Richie Boucher

Chairman of Remuneration Committee

27 February 2019

Details of Remuneration Charged against Profit in 2018

Directors’ Remuneration (i) (Audited)			Table 47
	2018 €000	2017 €000	2016 €000
Executive Directors
Basic Salary	2,260	2,618	4,023
Performance-related Incentive Plan
- cash element	2,752	3,734	5,197
- deferred shares element	918	1,033	1,734
Retirement Benefits Expense	878	988	1,341
Benefits	80	78	128
Total executive Directors’ remuneration	6,888	8,451	12,423

Average number of executive Directors	2.00	2.67	4.00

Non-executive Directors
Fees	716	702	722
Other remuneration	961	967	980
Benefits	1	1	7
Total non-executive Directors’ remuneration	1,678	1,670	1,709

Average number of non-executive Directors	9.16	9.00	9.24

Payments to former Directors (ii)	14	9	124
Total Directors’ remuneration	8,580	10,130	14,256

(i)	See analysis of 2018 remuneration by individual in tables 32 and 42 on pages 85 and 93 respectively.

(ii)	Consulting and other amounts paid to a number of former Directors.

CRH Annual Report and Form 20-F | 2018

Directors’ Report

The Directors submit their report and the audited Consolidated Financial Statements for the year ended 31 December 2018.

Principal Activity, Results for the Year and Review of Business

CRH is a leading diversified building materials group which manufactures and distributes a diverse range of products servicing the breadth of construction needs, from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. The Group has over 1,250 subsidiary, joint venture and associate undertakings; the principal ones as at 31 December 2018 are listed on pages 252 to 257.

The Group’s strategy, business model and development activity are summarised on pages 10 to 13 and 27 to 31 and are deemed to be incorporated in this part of the Directors’ Report.

As set out in the Consolidated Income Statement on page 123, the Group reported a profit before tax for the year of €1.86 billion from continuing operations. Comprehensive reviews of the financial and operating performance of the Group during 2018 are set out in the Business Performance section on pages 24 to 51; key financial performance indicators are set out on pages 14 and 15.

The treasury policy and objectives of the Group are set out in detail in note 23 to the Consolidated Financial Statements.

On 25 April 2018, the Group announced its intention to return excess cash to shareholders and to repurchase ordinary shares of up to €1.0 billion over the forthcoming 12 months.

Between 2 May and 31 December 2018, 27.9 million ordinary shares were repurchased on the London Stock Exchange and Euronext Dublin for a total of €789 million, at an average price of €28.24 per share. The Group remains committed to the programme and it is expected that it will complete over the timeframe indicated. Further details in relation to the buyback programme and the Company’s profits available for distribution are set on pages 101 and 212 respectively.

Dividend

CRH’s capital allocation policy reflects the Group’s strategy of generating industry leading returns through value-accretive allocation of capital while delivering long-term dividend growth for shareholders.

The Board continues to believe that a progressive dividend policy is appropriate for the Group and further to the 5% dividend increase in 2017, an interim dividend of 19.6c (2017: 19.2c) per share was paid in September 2018. The Board is recommending a final dividend of 52.4 per share. This would give a total dividend of 72.0c for the year (2017: 68.0c), an increase of 6% over last year. The earnings per share for the year were 302.4c, representing a cover of 4.2x the proposed dividend for the year while continuing operations earnings per share for the year were 172.0c, representing a cover of 2.4x the proposed dividend for 2018.

It is proposed to pay the final dividend on 30 April 2019 to shareholders registered at the close of business on 15 March 2019. In connection with the share buyback programme, CRH announced the suspension of the scrip dividend scheme on 2 May 2018. Therefore the final dividend will be paid wholly in cash.

While the Board continues to believe that a progressive dividend policy is appropriate for the

Group, our target is to build dividend cover to 3.0x before one-off items over the medium-term and accordingly, any dividend increases in coming years will continue to lag increases in earnings per share.

2019 Outlook

The 2019 outlook set out in the Chief Executive’s Review on page 9 is deemed to be incorporated in this part of the Directors’ Report.

Non-Financial Reporting

The European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (the ‘Non-Financial Regulations’) require CRH to provide certain non-financial information to investors and other stakeholders necessary to provide them with an understanding of the Company’s development, performance, position and impact of its activity. Table 48 below provides more details on the information required to be provided by the Non-Financial Regulations and where this information has been provided in this Annual Report and Form 20-F.

Non-Financial Reporting			Table 48
Reporting Requirement	Relevant Policies (i)	Location of Information (ii)	Pages
Environmental Matters	Environmental Policy	Sustainability – Creating long-term value	16 to 21
Social & Employee Matters	Health & Safety Policy, Social Policy	Sustainability – Creating long-term value	16 to 21, 63 and 64
Human Rights	Social Policy, Code of Business Conduct	Sustainability – Creating long-term value	16 to 21
Anti-bribery & Corruption	Code of Business Conduct	Sustainability – Creating long-term value	16 to 21
Business Model	–	Business Model	12 to 13
Non-financial KPIs	–	Managing Performance	14 to 15
Principal Risks	–	Risk Governance	22 to 23
		Principal Risks and Uncertainties	104 to 109

(i)	Policies are available on CRH’s website, www.crh.com.
(ii)	The referenced sections are deemed to be incorporated within this Directors’ Report.

CRH Annual Report and Form 20-F I 2018

Regulatory Information[1]	Table 49
Companies Act 2014

For the purpose of Section 1373, the Corporate Governance Report on pages 58 to 67, together with the Governance Appendix located on the CRH website (www.crh.com), which contains the information required by Section 1373(2) of the Companies Act 2014 and the risk management disclosures on pages 22, 23 and 104 to 109, are deemed to be incorporated in the Directors’ Report and form part of the corporate governance statement required by Section 1373 of the Companies Act. Details of the Company’s employee share schemes and capital structure can be found in notes 9 and 31 to the Consolidated Financial Statements on pages 150 to 152 and 189 to 191 respectively.

2006 Takeover Regulations

For the purpose of Regulation 21 of Statutory Instrument 255/2006 European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006, the rules relating to the appointment and replacement of Directors are summarised in the Governance Appendix. The Chief Executive and the Finance Director have entered into service contracts, the principal terms of which are summarised in the 2019 Directors’ Remuneration Policy on page 81 and are deemed to be incorporated in this part of the Directors’ Report. The Company’s Memorandum and Articles of Association, which are available on the CRH website, are also deemed to be incorporated in this part of the Directors’ Report. The Group has certain banking facilities and bond issues outstanding which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company’s Share Option Schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

2007 Transparency Regulations

For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the following sections of this Annual Report and Form 20-F are deemed to be incorporated into this part of the Directors’ Report[2]: the Chairman’s Introduction on page 5, the Strategy Review section on pages 6 to 23, the Principal Risks and Uncertainties section on pages 104 to 109, the Business Performance section on pages 24 to 51, the information on inclusion and diversity on pages 63 and 64, the details of earnings per Ordinary Share in note 14 to the Consolidated Financial Statements, the details of derivative financial instruments in note 26, the details of the reissue of Treasury Shares in note 31 and the details of employees in note 7.

Disclaimer/Forward-Looking Statements	In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH plc (the ‘Company’), and its subsidiaries (collectively, ‘CRH’ or the ‘Group’) is providing the following cautionary statement.

This document contains certain statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH including but not limited to the statements under: “Overview – Chairman’s Introduction”; “Strategy Review – Chief Executive’s Review – Outlook”; “Strategy Review” regarding the Group’s strategy for future growth and delivery; “Measuring Performance” with regard to our focus for 2019; “Business Performance – Finance Director’s Review” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2019; “Business Performance” with respect to our expectations regarding economic activity and fiscal developments in our operating regions; and our expectations for the residential, non-residential and infrastructure markets; the statements relating to our strategies for individual segments and business lines in the section entitled “Segmental Reviews”; “Governance – Directors’ Remuneration Report” with regard to growth forecasts for the coming years; and “Governance – Principal Risks and Uncertainties” with respect to the potential impact and evolving nature of risk as well as the direction risk may be trending.

These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “anticipates”, “should”, “could”, “would”, “targets”, “aims”, “may”, “continues”, “expects”, “is expected to”, “estimates”, “believes”, “intends” or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the time of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: economic and financial conditions generally in various countries and regions where we operate; the pace of recovery in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; and the specific factors identified in the discussions accompanying such forward-looking statements and in the Principal Risks and Uncertainties included on pages 104 to 109 of the Directors’ Report and in the Risk Factors included on pages 225 to 233 of this Annual Report and Form 20-F.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this Directors’ Report. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this Annual Report and Form 20-F do not constitute reports or statements published in compliance with any of Regulations 4 to 8 and 26 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Location of Information required pursuant to Listing Rule 9.8.4C	Table 50
Listing Rule	Information to be included (i):
LR 9.8.4 (12) and (13)	Waivers of Dividends Disclosure

The Trustees of the Employee Benefit Trust have elected to waive dividends in respect of certain holdings of CRH shares.
See page 191 to the Consolidated Financial Statements.

(i) No information is required to be disclosed in respect of Listing Rules 9.8.4 (1), (2), (4), (5), (6), (7), (8), (9), (10), (11) and (14).

1.	This table contains information which is required to be provided for regulatory purposes.

2. For the purposes of the Company’s Annual Report on Form 20-F as filed with the SEC, the Sustainability Report, and any reference thereto, is explicitly excluded from this Directors’ Report.	99

CRH Annual Report and Form 20-F I 2018

Directors’ Report - continued

Going Concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategy Review section and in this report on pages 6 to 23 and 104 to 109 respectively. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Business Performance section on pages 24 to 51. In addition, notes 22 to 26 to the Consolidated Financial Statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency, cash flow and liquidity risks.

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

Risk Management and Internal Control1

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

Directors’ Remuneration Report

Resolution 3 to be proposed at the 2019 AGM deals with the 2018 Directors’ Remuneration Report (excluding the Remuneration Policy Report), as set out on pages 68 to 97, which the Board has again decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice.

Resolution 4 to be proposed at the 2019 AGM deals with the Remuneration Policy, as set out on pages 74 to 83. The 2019 Directors’ Remuneration Policy will, if approved, provide the framework for remuneration decisions made by the Remuneration Committee. It is the Company’s intention that this will apply until the 2022 AGM, unless the Remuneration Committee seeks shareholder approval for a renewed policy at an earlier date.

1. For more information in relation to the Group’s risk management and internal control systems, please see the Risk Management and Internal Control section in the Supplementary 20-F Disclosures section on page 234.

CRH Annual Report and Form 20-F I 2018

Directors’ Fees

An ordinary resolution will be proposed at the 2019 AGM to increase the limit of the aggregate fees for non-executive Directors to €1,000,000. The current limit, approved at the 2016 AGM, is €875,000. The proposed increase is required as a result of an increase in the number of non-executive Directors and fee increases with effect from 1 January 2019.

Changes to the Board of Directors

•	Mr. R. Boucher was appointed to the Board with effect from 1 March 2018;

•	Mrs. M.K. Rhinehart was appointed to the Board with effect from 1 October 2018;

•	Mrs. S. Talbot was appointed to the Board with effect from 1 December 2018; and

•	Mr. D. A. McGovern, Jr. will retire from the Board at the conclusion of the AGM to be held on 25 April 2019

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

Section 383 of the Companies Act 2014 provides for the automatic re-appointment of the auditor of an Irish company at a company’s AGM, unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. The auditors, EY, Chartered Accountants, are willing to continue in office.

Notwithstanding the provisions of Irish company law, the Board has decided to provide shareholders with an opportunity to have a say on the continuance in office of EY and a non-binding resolution has been included on the agenda for the 2019 AGM for this purpose.

As outlined in the Audit Committee Report on pages 60 and 61, following a competitive tender process in 2018, the Board has selected Deloitte for appointment as the Company’s auditor with effect from the 2020 financial year.

Authority to Allot Shares

The Directors require the authority of the shareholders to allot any unissued Ordinary Share capital of the Company. Accordingly, an ordinary resolution will be proposed at the 2019 AGM (Resolution 9) to renew the annual authority for that purpose. The authority will be for an amount which represents just under 50% of the issued Ordinary Share capital as at 27 February 2019. Any allotment exceeding 33% of the issued Ordinary Share capital will only be made pursuant to a pre-emptive issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

The Directors have no present intention of making any issue of shares, other than in connection with the Group’s share incentive plans and, if applicable, scrip dividend scheme. If approved, this authority will expire on the earlier of the date of the AGM in 2020 or 24 July 2020.

Disapplication of Pre-emption Rights

Resolutions 10 and 11 are special resolutions which, if approved by shareholders, will renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.

Resolution 10 will, if approved, authorise the Directors to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum nominal value of €14,337,000. This amount represents approximately 5% of the issued Ordinary Share capital as at 27 February 2019, being the latest practicable date prior to publication of this document. Resolution 10 will also allow the Directors to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions where the Company might otherwise wish to undertake a pre-emptive issue.

Resolution 11 will, if approved, afford the Directors with an additional power to allot Ordinary Shares on a non-pre-emptive basis and for cash up to a further 5% of the issued share capital as at 27 February 2019. The power conferred by Resolution 11 can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue.

The 5% limits in Resolutions 10 and 11 include any Treasury Shares reissued by the Company during the same period.

The Directors confirm that in respect of Resolutions 10 and 11, they intend to follow the Statement of Principles updated by the Pre-Emption Group in that allotments of shares for cash and the reissue of Treasury Shares on a non-pre-emptive basis (other than for an open offer or rights issue to Ordinary Shareholders, the operation of CRH’s employee share schemes or in connection with an acquisition or specified capital investment) will not exceed 7.5% of the issued Ordinary Share capital within a rolling three-year period without prior consultation with shareholders.

Transactions in Own Shares

Under the share buyback programme, a total of 32,429,352 Ordinary/Income Shares, equivalent to 3.84% of the Company’s issued share capital have been repurchased to date, at an average price of €27.86 per share. As at 27 February 2019, 32,063,844 shares were held as Treasury Shares, equivalent to 3.95% of the Ordinary Shares in issue (excluding Treasury Shares) (2018: 53,848 shares).

During 2018, 403,933 (2017: 29,575) Treasury Shares were reissued under the Group’s employees’ share schemes.

CRH Annual Report and Form 20-F I 2018

Directors’ Report - continued

A special resolution will be proposed at the 2019 AGM (Resolution 12) to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company’s Ordinary/Income Shares in issue at the date of the AGM.

If approved, the minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the higher of the last independent trade in the Company’s shares (or current independent bid, if higher) and the average market price of such shares over the preceding five days. A special resolution (Resolution 13) will also be proposed for the purpose of renewing the authority to set the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be reissued off-market by the Company. If granted, both of these authorities will expire on the earlier of the date of the AGM in 2020 or 24 July 2020.

As at 27 February 2019, options to subscribe for a total of 2,471,523 Ordinary/Income Shares are outstanding, representing 0.30% of the issued Ordinary/Income Share capital (excluding Treasury Shares). If the authority to purchase Ordinary/lncome Shares was used in full, the options would represent 0.32% of the remaining shares in issue.

The ongoing share buyback programme is scheduled to expire on 29 March 2019. While no decision has been made to extend the programme, the Board believes that the Company should retain the ability to buyback its own shares so that it can be used in the best interests of shareholders generally.

Authority to Offer Scrip Dividends

The scrip dividend scheme was suspended during 2018 in connection with the buyback programme. The buyback programme was expected to be for a period of up to 12 months when the suspension of the scrip dividend programme was announced. No decision has yet been taken on whether the scrip dividend scheme will be re-introduced. However, to provide flexibility should a decision be made to re-introduce the scheme, an ordinary resolution is being proposed to renew the Directors’ authority to make scrip dividend offers. Unless renewed at the AGM in 2020, this authority shall expire at the close of business on 24 July 2020.

Annual General Meeting

The Notice of Meeting for the 2019 AGM is available on the CRH website (www.crh.com) and will be posted to shareholders on 27 March 2019.

CRH Annual Report and Form 20-F I 2018

On behalf of the Board, N. Hartery, A. Manifold Directors 27 February 2019

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

104

CRH Annual Report and Form 20-F I 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

105

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

106

CRH Annual Report and Form 20-F I 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

107

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

108

CRH Annual Report and Form 20-F I 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

109

In operation for more than 20 years, the Texas Materials Beckmann Plant in San Antonio has supplied materials to highway projects including San Antonio’s heavily travelled Interstate 10, Loop 1604 and Loop 410 highways.

110

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

112

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

113

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

114

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

115

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

116

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

117

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

118

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

119

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH Annual Report and Form 20-F | 2018

Independent Auditor’s US Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CRH public limited company (CRH plc):

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of CRH plc (‘the Company’) as of 31 December 2018 and 2017, the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2018, and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at 31 December 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) and our report dated 27 February 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Dublin, Ireland

27 February 2019

CRH Annual Report and Form 20-F | 2018

Independent Auditor’s US Reports - continued

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CRH public limited company (CRH plc):

Opinion on Internal Control over Financial Reporting

We have audited CRH plc’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (the ‘COSO criteria’). In our opinion, CRH plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations during the year ended 31 December 2018, which are included in the 2018 Consolidated Financial Statements of the Company and constituted 9.5% and 14.6% of total and net assets, respectively, as of 31 December 2018 and 4.6% and 4.2% of revenue and group profit, respectively, for the year then ended. Of these acquisitions, the acquisition of Ash Grove Cement Company represented 7.1% and 10.9% of total and net assets, respectively, as of 31 December 2018 and 2.4% and 3.5% of revenue and group profit, respectively, for the financial year. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting business combinations completed during the year ended 31 December 2018.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheets of CRH plc as of 31 December 2018 and 2017, the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2018, and the related notes (collectively referred to as the “financial statements”) of the Company and our report dated 27 February 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

ERNST & YOUNG

Dublin, Ireland

27 February 2019

CRH Annual Report and Form 20-F | 2018

Consolidated Income Statement

for the financial year ended 31 December 2018

		2018 €m	2017 €m	2016 €m
Notes

1,2	Revenue	26,790	25,220	24,789

4	Cost of sales	(18,152)	(16,903)	(16,566)
	Gross profit	8,638	8,317	8,223

4	Operating costs	(6,461)	(6,222)	(6,315)
2,5,7,8	Group operating profit	2,177	2,095	1,908

2,6	(Loss)/profit on disposals	(24)	56	53
	Profit before finance costs	2,153	2,151	1,961

10	Finance costs	(339)	(301)	(325)

10	Finance income	34	12	8

10	Other financial expense	(46)	(60)	(66)

11	Share of equity accounted investments’ profit	60	65	42
2	Profit before tax from continuing operations	1,862	1,867	1,620

12	Income tax expense	(426)	(55)	(431)
	Group profit for the financial year from continuing operations	1,436	1,812	1,189

3	Profit after tax for the financial year from discontinued operations	1,085	107	81
	Group profit for the financial year	2,521	1,919	1,270

	Profit attributable to:

	Equity holders of the Company

	From continuing operations	1,432	1,788	1,162

	From discontinued operations	1,085	107	81

	Non-controlling interests

	From continuing operations	4	24	27
	Group profit for the financial year	2,521	1,919	1,270

14	Basic earnings per Ordinary Share	302.4c	226.8c	150.2c

14	Diluted earnings per Ordinary Share	300.9c	225.4c	149.1c

14	Basic earnings per Ordinary Share from continuing operations	172.0c	214.0c	140.4c

14	Diluted earnings per Ordinary Share from continuing operations	171.2c	212.7c	139.4c

CRH Annual Report and Form 20-F | 2018

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2018

		2018 €m	2017 €m	2016 €m
Notes

	Group profit for the financial year	2,521	1,919	1,270

	Other comprehensive income

	Items that may be reclassified to profit or loss in subsequent years:

	Currency translation effects	276	(1,076)	(82)

26	(Losses)/gains relating to cash flow hedges	(40)	8	14

12	Tax relating to cash flow hedges	5	-	-
		241	(1,068)	(68)

	Items that will not be reclassified to profit or loss in subsequent years:

29	Remeasurement of retirement benefit obligations	10	114	(61)

12	Tax relating to retirement benefit obligations	(1)	(33)	3
		9	81	(58)

	Total other comprehensive income for the financial year	250	(987)	(126)

	Total comprehensive income for the financial year	2,771	932	1,144

	Attributable to:

	Equity holders of the Company	2,768	969	1,128

	Non-controlling interests	3	(37)	16
	Total comprehensive income for the financial year	2,771	932	1,144

CRH Annual Report and Form 20-F | 2018

Consolidated Balance Sheet

as at 31 December 2018

		2018 €m	2017 €m
Notes
	ASSETS

	Non-current assets

15	Property, plant and equipment	15,761	13,094

16	Intangible assets	8,433	7,214

17	Investments accounted for using the equity method	1,163	1,248

17	Other financial assets	23	25

19	Other receivables	181	156

26	Derivative financial instruments	30	30

28	Deferred income tax assets	71	95

	Total non-current assets	25,662	21,862

	Current assets

18	Inventories	3,061	2,715

19	Trade and other receivables	4,074	3,630

	Current income tax recoverable	15	165

26	Derivative financial instruments	15	34

24	Cash and cash equivalents	2,346	2,115

	Assets held for sale	-	1,112

	Total current assets	9,511	9,771

	Total assets	35,173	31,633

	EQUITY

	Capital and reserves attributable to the Company’s equity holders

31	Equity share capital	287	286

31	Preference share capital	1	1

31	Share premium account	6,534	6,417

31	Treasury Shares and own shares	(792)	(15)

	Other reserves	296	285

	Foreign currency translation reserve	(109)	(386)

	Retained income	9,812	7,903

	Capital and reserves attributable to the Company’s equity holders	16,029	14,491

33	Non-controlling interests	525	486

	Total equity	16,554	14,977

	LIABILITIES

	Non-current liabilities

25	Interest-bearing loans and borrowings	8,698	7,660

26	Derivative financial instruments	18	3

28	Deferred income tax liabilities	2,209	1,666

20	Other payables	472	226

29	Retirement benefit obligations	424	377

27	Provisions for liabilities	719	693

	Total non-current liabilities	12,540	10,625

	Current liabilities

20	Trade and other payables	4,609	4,534

	Current income tax liabilities	443	458

25	Interest-bearing loans and borrowings	618	316

26	Derivative financial instruments	41	11

27	Provisions for liabilities	368	371

	Liabilities associated with assets classified as held for sale	-	341

	Total current liabilities	6,079	6,031

	Total liabilities	18,619	16,656

	Total equity and liabilities	35,173	31,633

	N. Hartery, A. Manifold, Directors

CRH Annual Report and Form 20-F | 2018

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2018

		Attributable to the equity holders of the Company
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve € m	Retained income €m	Non- controlling interests €m	Total equity €m
Notes

	At 1 January 2018	287	6,417	(15)	285	(386)	7,903	486	14,977
	Group profit for the financial year	-	-	-	-	-	2,517	4	2,521
	Other comprehensive income	-	-	-	-	277	(26)	(1)	250
	Total comprehensive income	-	-	-	-	277	2,491	3	2,771

31	Issue of share capital (net of expenses)	-	62	-	-	-	-	-	62
9	Share-based payment expense	-	-	-	67	-	-	-	67
31	Shares acquired by CRH plc (Treasury Shares)	-	-	(789)	-	-	-	-	(789)
31	Treasury/own shares reissued	-	-	15	-	-	(15)	-	-
31	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
31	Shares distributed under the Performance Share Plan Awards	1	55	-	(56)	-	-	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
	Share option exercises	-	-	-	-	-	7	-	7
13	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(572)	(12)	(584)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	48	48
	At 31 December 2018	288	6,534	(792)	296	(109)	9,812	525	16,554

	for the financial year ended 31 December 2017

	At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
	Group profit for the financial year	-	-	-	-	-	1,895	24	1,919
	Other comprehensive income	-	-	-	-	(1,015)	89	(61)	(987)
	Total comprehensive income	-	-	-	-	(1,015)	1,984	(37)	932

31	Issue of share capital (net of expenses)	1	118	-	-	-	-	-	119
	Share-based payment expense	-	-	-	62	-	-	-	62
31	Treasury/own shares reissued	-	-	2	-	-	(2)	-	-
31	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
31	Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
13	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(546)	(8)	(554)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	20	20
	Transactions involving non-controlling interests	-	-	-	-	-	-	(37)	(37)
	At 31 December 2017	287	6,417	(15)	285	(386)	7,903	486	14,977

	for the financial year ended 31 December 2016

	At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
	Group profit for the financial year	-	-	-	-	-	1,243	27	1,270
	Other comprehensive income	-	-	-	-	(71)	(44)	(11)	(126)
	Total comprehensive income	-	-	-	-	(71)	1,199	16	1,144

	Issue of share capital (net of expenses)	3	216	-	-	-	-	-	219
	Share-based payment expense	-	-	-	46	-	-	-	46
	Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
	Shares acquired by Employee Benefit Trust (own shares)	-	-	(4)	-	-	-	-	(4)
12	Tax relating to share-based payment expense	-	-	-	-	-	12	-	12
13	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(519)	(8)	(527)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	9	9
	Transactions involving non-controlling interests	-	-	-	-	-	(2)	2	-
	At 31 December 2016	285	6,237	(14)	286	629	6,472	548	14,443

CRH Annual Report and Form 20-F | 2018

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2018

		2018 €m	2017 €m	2016 €m
Notes
	Cash flows from operating activities
	Profit before tax from continuing operations	1,862	1,867	1,620
3	Profit before tax from discontinued operations	1,558	146	121
	Profit before tax	3,420	2,013	1,741
10	Finance costs (net)	351	349	383
11	Share of equity accounted investments’ profit	(60)	(65)	(42)
6	Profit on disposals	(1,539)	(59)	(55)
	Group operating profit	2,172	2,238	2,027
15	Depreciation charge	1,071	1,006	1,009
16	Amortisation of intangible assets	61	66	71
15,16	Impairment charge	56	-	23
9	Share-based payment expense	67	65	46
	Other (primarily pension payments)	(67)	(186)	(65)
21	Net movement on working capital and provisions	(463)	(209)	56
	Cash generated from operations	2,897	2,980	3,167
	Interest paid (including finance leases)	(335)	(317)	(346)
	Corporation tax paid	(663)	(474)	(481)
	Net cash inflow from operating activities	1,899	2,189	2,340

	Cash flows from investing activities
6	Proceeds from disposals (net of cash disposed and deferred proceeds)	3,009	222	283
	Interest received	34	11	8
17	Dividends received from equity accounted investments	48	31	40
15	Purchase of property, plant and equipment	(1,121)	(1,044)	(853)
32	Acquisition of subsidiaries (net of cash acquired)	(3,505)	(1,841)	(149)
17	Other investments and advances	(2)	(11)	(7)
21	Deferred and contingent acquisition consideration paid	(55)	(53)	(57)
	Net cash outflow from investing activities	(1,592)	(2,685)	(735)

	Cash flows from financing activities
31	Proceeds from issue of shares (net)	11	42	52
	Proceeds from exercise of share options	7	-	-
	Transactions involving non-controlling interests	-	(37)	-
22	Increase in interest-bearing loans, borrowings and finance leases	1,434	1,010	600
22	Net cash flow arising from derivative financial instruments	6	169	(5)
10	Premium paid on early debt redemption	-	(18)	-
31	Treasury/own shares purchased	(792)	(3)	(4)
22	Repayment of interest-bearing loans, borrowings and finance leases	(246)	(343)	(2,015)
13	Dividends paid to equity holders of the Company	(521)	(469)	(352)
13	Dividends paid to non-controlling interests	(12)	(8)	(8)
	Net cash (outflow)/inflow from financing activities	(113)	343	(1,732)

	Increase/(decrease) in cash and cash equivalents	194	(153)	(127)

	Reconciliation of opening to closing cash and cash equivalents
	Cash and cash equivalents at 1 January	2,135	2,449	2,518
	Translation adjustment	17	(161)	58
	Increase/(decrease) in cash and cash equivalents	194	(153)	(127)
24	Cash and cash equivalents at 31 December	2,346	2,135	2,449

CRH Annual Report and Form 20-F | 2018

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

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2018:

•	IFRS 9 Financial Instruments

•	IFRS 15 Revenue from Contracts with Customers

•	IFRIC 22 Foreign Currency Transactions and Advanced Consideration

•	Amendments to IFRS 2 Share-based Payment

•	Amendments to IAS 28 Investments in Associates and Joint Ventures

While the new standards, interpretations and standard amendments did not result in a material impact on the Group’s results, the nature and effect of changes required by IFRS 9 and IFRS 15 are described below.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces a new impairment model for financial assets and new rules for hedge accounting. The Group has applied IFRS 9 retrospectively, but elected not to restate comparative information.

The Group has assessed the business models and contractual cash flows which apply to its financial assets and classified the assets into the appropriate IFRS 9 categories accordingly.

Financial asset classifications under IFRS 9:

Financial asset category	Classification and measurement under IAS 39	Classification and measurement under IFRS 9	Classification test outcomes
Cash and cash equivalents Trade receivables Other receivables Other financial assets Deferred proceeds	Loans and receivables at fair value (initial recognition) followed by amortised cost (subsequent measurement).	Financial assets at fair value (initial recognition) followed by amortised cost net of impairments (subsequent measurement).	Business model test result: hold to collect contractual cash flows. Cash flow characteristics test result: solely payments of principal and interest.

Contingent proceeds	Fair value through profit or loss.	Fair value through profit or loss.	Business model test result: hold to collect contractual cash flows. Cash flow characteristics test result: potential variability in future payments results in changes to fair value.

As outlined above, the classification requirements under IFRS 9 did not impact the measurement or carrying amount of financial assets.

CRH Annual Report and Form 20-F | 2018

Impairment of Financial Assets

The Group’s financial assets measured at amortised cost, the most significant of which are trade receivables and amounts receivable in respect of construction contracts, are subject to IFRS 9’s new expected credit loss model. The Group’s impairment methodology has been revised in line with the requirements of IFRS 9. The simplified approach to providing for expected credit losses has been applied to trade receivables, which requires the use of a lifetime expected loss provision.

As part of the IFRS 9 transition project, the Group assessed its existing trade and other receivables for impairment, using reasonable and supportable information that is available without undue cost or effort, to determine the credit risk of the receivables at the date on which they were initially recognised and compared that to the credit risk as at 1 January 2018. This assessment has not resulted in a material adjustment to trade and other receivables.

Hedge Accounting

The new hedge accounting rules align the accounting for hedging instruments more closely with the Group’s risk management practices. The Group’s current hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, there has not been a significant impact to the financial position of the Group as a result of adopting IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Group adopted IFRS 15 following an extensive transition project, which included an assessment of the impact of multiple performance obligations and variable consideration within our construction contract businesses, and whether certain revenue might be more appropriately recorded on an agency or net basis, rather than on a gross basis in accordance with the principal of control. The assessment resulted in an immaterial change in the treatment of certain direct sales from a principal to an agency basis in our Europe Distribution segment. There was no material impact on the Group’s revenue recognition or the classification of contract related assets or liabilities in the Group’s Consolidated Balance Sheet as a result of transitioning to IFRS 15.

A description of the Group’s revenue recognition policy under IFRS 15 is set out on page 133. In accordance with the requirements of IFRS 15, new disclosures outlining the disaggregation of revenue by primary geographic markets and principal activities and products are included in note 1 to the Consolidated Financial Statements.

IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 16 Leases

IFRS 16 will replace IAS 17 Leases and related interpretations. CRH will adopt IFRS 16 from 1 January 2019 by applying the modified retrospective approach. The Group will apply the recognition exemption for both short-term leases and leases of low value assets. The Group does not expect to avail of the practical expedient to not separate non-lease components from lease components; nor does it intend to avail of the practical expedient allowing leases previously classified as operating leases, and ending within 12 months of the date of transition, to be accounted for as short-term leases.

Certain of the Group’s key financial metrics will be impacted upon transition to IFRS 16. The adoption of the new standard will have a material impact on the Group’s Consolidated Income Statement and Consolidated Balance Sheet, as follows:

Income Statement

Cost of sales and operating costs (excluding depreciation) will decrease, as the Group currently recognises operating lease expenses in either cost of sales or operating costs (depending on the nature of the relevant operations and of the lease). The Group’s operating lease expense for 2018 was €628 million (2017: €606 million) and is disclosed in note 5 to these Consolidated Financial Statements. Payments for leases which meet the recognition exemption criteria and certain other lease payments which do not meet the criteria for capitalisation will continue to be recorded as an expense within cost of sales and operating costs (excluding depreciation). Due to business seasonality, certain assets are leased on a short-term basis (i.e. 12 months or less) to deal with peak demand. Accordingly, it is likely that a portion of costs classified as operating lease expenses in 2018 will not be capitalised on the Group’s Consolidated Balance Sheet and will continue to be expensed in the Group’s Consolidated Income Statement from 2019 onwards. Ignoring acquisition and divestment activity, potential changes in asset procurement strategies and foreign currency movements, the current estimate of expected spend on exempt leases in 2019 is in the range of €0.25 billion.

Depreciation and finance costs as currently reported in the Group’s Consolidated Income Statement will increase, as under the new standard a right-of-use asset will be capitalised and depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet

At transition date, the Group will determine the minimum lease payments outstanding at that date (along with payments for renewal options which are reasonably certain to be exercised) and apply the appropriate discount rate to calculate the present value of the lease liability and right-of-use asset to be recognised on the Group’s Consolidated Balance Sheet. The discount rates applied were arrived at using a methodology to calculate incremental borrowing rates across the Group.

The Group’s outstanding commitment in respect of all operating leases as at 31 December 2018 is €1,911 million (2017: €1,939 million for continuing operations) (see note 30 to these Consolidated Financial Statements).

Taking into account existing finance leases, the present value of the lease liability and right-of-use asset to be recognised on the Group’s Consolidated Balance Sheet at 1 January 2019 is expected to be c. €2.0 billion.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17. It is expected to be effective for reporting periods beginning on or after 1 January 2022, with presentation of comparative figures required. The Group is currently evaluating the impact of this standard on future periods.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 was issued in June 2017; with an effective date of 1 January 2019. It clarifies the accounting for uncertainties in income taxes. The Group does not expect the adoption of IFRIC 23 to have a material impact on its results.

CRH Annual Report and Form 20-F | 2018

Accounting Policies - continued

IAS 19 Employee Benefits

In February 2018, the IASB issued a narrow scope amendment to IAS 19. The amendment will be applied prospectively for plan amendments, curtailments or settlements occurring on or after 1 January 2019. These amendments are not expected to have an impact on the Group on the effective date, but will impact how the Group determines current service cost and net interest in the event of any plan amendments, curtailments or settlements which arise thereafter.

IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to IFRS 3, regarding the definition of a business. The amendments clarify that the process required to meet the definition of a business (together with inputs to create outputs) must be substantive; and, that the inputs and process must together significantly contribute to creating outputs. The definition of outputs has been narrowed to focus on goods and services provided to customers and other income from ordinary activities. In addition, the amendments indicate that an acquisition of primarily a single asset or group of similar assets is unlikely to meet the definition of a business. The amendments will be applied prospectively for acquisitions occurring on or after 1 January 2020. The Group is currently evaluating the impact of this amendment on future periods.

Disclosure Initiative – Definition of Material (Amendments to IAS 1 and IAS 8)

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors), which is effective from 1 January 2020. The amendments clarify and align the definition of “material” to the definition used in the Conceptual Framework and other IFRS standards. Information is now considered material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. This amendment is not expected to have an impact on the Group.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2018 financial year end that would have a material impact on the results or financial position of the Group.

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

Estimates and underlying assumptions, are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances or experiences on which the estimate was based or as a result of new information.

The critical accounting policies which involve significant estimates, assumptions or judgements, the actual outcome of which could have a material impact on the Group’s results and financial position outlined below, are as follows:

Impairment of goodwill – Note 16

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

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs of disposal and value-in-use), an impairment loss is recognised by writing down goodwill to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. The recoverable amount of goodwill is determined by reference to the cash-generating unit to which the goodwill has been allocated. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates and joint ventures is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IFRS 9, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by cash-generating units to which goodwill has been allocated. Future cash flows relating to the eventual disposal of these cash-generating units and other factors may also be relevant to determine the fair value of goodwill. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of goodwill is provided in note 16 to the Consolidated Financial Statements.

The assumptions and conditions for determining impairments of goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

CRH Annual Report and Form 20-F | 2018

Retirement benefit obligations – Note 29

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

Assumptions

The assumptions underlying the actuarial valuations (including discount rates, rates of increase in future compensation levels, mortality rates and healthcare cost trends), from which the amounts recognised in the Consolidated Financial Statements are determined, are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for future compensation levels, future labour market conditions and (iii) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are contained in note 29 to the Consolidated Financial Statements.

Whilst management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits. A sensitivity analysis of the change in these assumptions is provided in note 29.

Provisions for liabilities – Note 27

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to the passage of time is recognised as an interest expense. Contingent liabilities arising on business combinations are recognised as provisions if the contingent liability can be reliably measured at its acquisition date fair value. Provisions are not recognised for future operating losses. Management is not aware of any potential changes to key assumptions that have a significant risk of causing a material adjustment to the carrying value of provisions within the next financial year; however due to the nature of some our provisions, estimates may depend on the outcome of future events and need to be revised as circumstances change in future accounting periods. Refer to note 27 for the expected timing of outflows by provisions category.

Environmental and remediation provisions

The measurement of environmental and remediation provisions is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. The environmental and remediation liabilities provided for in the Consolidated Financial Statements reflect the judgement applied by management in respect of information available at the time of determining the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Due to the inherent uncertainties described above, many of which are not under management’s control, actual costs and cash outflows could differ if management used different assumptions or if different conditions occur in future accounting periods.

CRH Annual Report and Form 20-F | 2018

Accounting Policies - continued

Legal contingencies

The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the judgements and estimates of the potential liabilities could have an impact on the results of operations and financial position of the Group in future accounting periods.

Insurance provisions

Insurance provisions are subject to actuarial valuation and are based on actuarial triangulations which are extrapolated from historical claims experience. These provisions include claims which are classified as “incurred but not reported”, the status of which are reviewed periodically by management, in conjunction with appropriately qualified advisors. Changes in actuarial methodologies and assumptions, along with the receipt of new information, could have an impact on the financial position of the Group through recognition of additional, or release of, provisions in future accounting periods.

Taxation – current and deferred – Notes 12 and 28

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted for the period. Any interest or penalties arising are included within current tax. Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. In addition, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. For the most part, no provision has been made for temporary differences applicable to investments in subsidiaries and joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. However, a temporary difference has been recognised to the extent that specific assets have been identified for sale or where there is a specific intention to unwind the temporary difference in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH’s investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not subject to discounting. Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profits will be available against which the temporary differences can be utilised. The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

The Group’s income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods to conclude, the resolution of which is often not within the control of the Group. Although management believes that the estimates included in the Consolidated Financial

Statements and its tax return positions are reasonable, there is no certainty that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Whilst it is possible, the Group does not currently anticipate that any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made nor does it expect any significant impact on its financial position in the near term. This is based on the Group’s knowledge and experience, as well as the profile of the individual components which have been reflected in the current tax liability, the status of the tax audits, enquiries and negotiations in progress at each year end, previous claims and any factors specific to the relevant tax environments.

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

CRH Annual Report and Form 20-F | 2018

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

Investments in associates and joint ventures – Notes 11 and 17

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

Joint operations

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

The Group’s investments in its joint operations are accounted for by recognising its assets and its liabilities, including its share of any assets or liabilities held jointly; its share of the revenue from the sale of the output by the joint operation; and its expenses, including its share of any expenses incurred jointly.

Revenue recognition – Note 1

The Group recognises revenue in the amount of the price expected to be received for goods and services supplied at a point in time or over time, as contractual performance obligations are fulfilled and control of goods and services passes to the customer. It excludes trade discounts and value-added tax/sales tax.

Revenue derived from sale of goods (sources other than construction contracts)

The Group manufactures and distributes a diverse range of building materials and products. Whilst there are a number of different activities across the Group; recognition of revenue from the sale of goods is similar; being at the point in time when control is deemed to pass to the customer upon leaving a CRH premises or upon delivery to a customer depending on the terms of the sale. Contracts do not contain multiple performance obligations (as defined by IFRS 15).

Across the Group, goods are often sold with discounts or rebates based on cumulative sales over a period. This variable consideration is only recognised when it is highly probable that it will not be subsequently reversed and is recognised using the most likely amount or expected value methods, depending on the individual contract terms. In the application of appropriate revenue recognition, judgement is exercised by management in the determination of the likelihood and quantum of such items based on experience and historical trading patterns.

The Group is deemed to be a principal to an arrangement when it controls a promised good or service before transferring them to a customer; and accordingly recognises revenue on a gross basis. Where the Group is determined to be an agent to a transaction, based on the principal of control; the net amount retained after the deduction of any costs to the principal is recognised as revenue.

Within the non-construction contract businesses no element of financing is deemed present as transactions are all made with average credit terms (usually 90 days), consistent with market practice.

Revenue derived from construction contracts

The Group enters into a number of construction contracts, to complete large construction projects. Contracts usually commence and complete within one financial period and are generally fixed price.

The Group typically recognises revenue within its construction contract businesses over time, as it performs its obligations. Management believe this best reflects the transfer of control to the customer by providing a faithful depiction of primarily the enhancement of a customer controlled asset or the construction of an asset with no alternative use. The percentage-of- completion method is used to recognise revenue when the outcome of a contract can be estimated reliably. The percentage-of- completion is calculated using an input method and based on the proportion of contract costs incurred at the balance sheet date relative to the total estimated costs of the contract. In all of our construction contract arrangements the Group has an enforceable right to payment for work and performance obligations completed to date.

Some of the Group’s construction contracts may contain forms of variable consideration that can either increase or decrease the transaction price. Variable consideration is estimated based on the most likely amount or expected value methods (depending on the contract terms) and the transaction price is adjusted to the extent it is probable that a significant reversal of revenue recognised will not occur.

In some instances a customer can be billed and revenue recognised in the period subsequent to the contracted work being completed when items such as variable consideration are agreed with the customer.

Recognition of contract assets and liabilities

In our construction contract businesses, amounts are billed as work progresses in accordance with pre-agreed contractual terms. When a performance obligation is satisfied but a customer has not yet been billed this is recognised as a contract asset (unbilled revenue) and included within Trade and Other Receivables (note 19). Retentions are also a common feature of construction contracts and are recognised as a contract asset within Trade

CRH Annual Report and Form 20-F | 2018

Accounting Policies - continued

and Other Receivables when we have a right to consideration in exchange for the completion of the contract. Retentions are consistent with industry norms and the purpose of these is not to provide a form of financing. Apart from retentions, the Group does not have any construction contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group applies the practical expedient in IFRS 15 and does not adjust any of its transaction prices for the time value of money.

When consideration is received in advance of work being performed, or we have billed an amount to a customer that is in excess of revenue recognised on the contract; this is recognised as a contract liability within Trade and Other Payables (note 20); and the revenue is generally recognised in the subsequent period when the right to recognise revenue has been determined. As a result advance payments received for construction contract arrangements are not considered a significant form of financing.

Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting onerous provisions, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories (note 18). Cost includes all expenditure directly related to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity. The Group’s contracts generally are for a duration of less than one year and therefore the Group does not capitalise incremental contract costs; instead expensing as incurred, as permitted by the practical expedient under IFRS 15.

Onerous contracts and warranties

When a contract is identified as being onerous (i.e. its unavoidable cost exceeds the economic benefit of the contract), a provision is created; being the lower of costs to complete the contract and the cost of exiting the contract. The Group recognises a provision for assurance-type (standard) warranties offered across the Group under its terms and conditions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Group provides assurance-type warranties for general repairs and does not typically provide service-type (extended) warranties.

Segment reporting – Note 2

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision Maker who is responsible for allocating resources and assessing performance of the operating segments.

Assets and liabilities held for sale – Note 3

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

Discontinued operations – Note 3

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

Share-based payments – Note 9

The Group operates a number of equity-settled share-based payment plans. Its policy in relation to the granting of share options and awards under these plans, together with the nature of the underlying market and non-market performance and other vesting conditions, are addressed in the Directors’ Remuneration Report on page 68. The Group has no material exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plans

50% of the awards under the 2014 Performance Share Plan are subject to a TSR (and hence market-based) vesting condition; with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials Index. Accordingly, the fair value assigned to the related equity instruments at the grant date is derived using a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the plan; and is adjusted to reflect the anticipated likelihood as at the grant date of achieving the vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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

If awards which vest under the 2014 Performance Share Plan are allotted to an Employee Benefit Trust, an increase in nominal Share Capital and Share Premium are recognised accordingly on allotment.

CRH Annual Report and Form 20-F | 2018

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

Property, plant and equipment – Note 15

The carrying value of property, plant and equipment of €15,761 million at 31 December 2018 represents 45% of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

Depreciation methods, useful lives and residual values are reviewed at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis.

Impairment of property, plant and equipment

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

Similar to the process for goodwill, where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs of disposal and value-in-use), an impairment loss is recognised by writing down the assets to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs.

Business combinations – Note 32

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

CRH Annual Report and Form 20-F | 2018

Accounting Policies - continued

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

Goodwill – Note 16

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

Intangible assets (other than goodwill) arising on business combinations – Note 16

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

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Leases – Notes 5 and 30

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Inventories – Note 18

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in/first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in/first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs.

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

Cash and cash equivalents – Note 24

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

Interest-bearing loans and borrowings – Note 25

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

Derivative financial instruments and hedging practices – Note 26

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts). Derivative financial instruments are recognised initially at fair value on the date on which a derivative contract is entered into and are

CRH Annual Report and Form 20-F | 2018

subsequently remeasured at fair value. The carrying value of derivatives is fair value based on discounted future cash flows and adjusted for counterparty risk. Future floating rate cash flows are estimated based on future interest rates (from observable yield curves at the end of the reporting period). Fixed and floating rate cash flows are discounted at future interest rates and translated at period-end foreign exchange rates. Short dated forward foreign exchange contracts are used to hedge the spot price risk on currency exposures. The forward price elements to these contracts are immaterial and accounted for in the Consolidated Income Statement.

At the inception of a derivative transaction, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items. Where derivatives do not fulfil the criteria for hedge accounting, changes in fair values are reported in the Consolidated Income Statement and Consolidated Balance Sheet.

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

Share capital and dividends – Notes 31 and 13

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

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

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

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results and net assets of non-euro subsidiaries, joint ventures, associates and joint operations are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation and are translated accordingly.

CRH Annual Report and Form 20-F | 2018

Accounting Policies - continued

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2018	2017	2016	2018	2017
Brazilian Real	4.3085	3.6054	3.8561	4.4440	3.9729

Canadian Dollar	1.5294	1.4647	1.4659	1.5605	1.5039

Chinese Renminbi	7.8081	7.6290	7.3522	7.8751	7.8044

Hungarian Forint	318.8897	309.1933	311.4379	320.9800	310.3300

Indian Rupee	80.7332	73.5324	74.3717	79.7298	76.6055

Philippine Peso	62.2101	56.9734	52.5555	60.1130	59.7950

Polish Zloty	4.2615	4.2570	4.3632	4.3014	4.1770

Pound Sterling	0.8847	0.8767	0.8195	0.8945	0.8872

Romanian Leu	4.6540	4.5688	4.4904	4.6635	4.6585

Serbian Dinar	118.2302	121.3232	123.1356	118.3157	118.3086

Swiss Franc	1.1550	1.1117	1.0902	1.1269	1.1702

Ukrainian Hryvnia	32.0987	30.0341	28.2812	31.6900	33.6769

US Dollar	1.1810	1.1297	1.1069	1.1450	1.1993

CRH Annual Report and Form 20-F | 2018

Notes on Consolidated Financial Statements

1.  Revenue

CRH is a leading global diversified building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal.

The Group’s six operating segments generate revenue through the following activities:

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

Europe Distribution businesses are predominantly engaged in supplying General Merchants and Sanitary, Heating and Plumbing (SHAP) businesses in Austria, Belgium, France, Germany, the Netherlands and Switzerland, and Do-It-Yourself (DIY) businesses in Germany, and up to date of disposal in Belgium and the Netherlands, catering to the general public and small and medium-sized builders selling a range of bricks, cement, sanitary, heating, plumbing and other building products.

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

Asia businesses are predominantly engaged in the manufacture and supply of cement in the Philippines.

See note 2 for more detailed information on reportable segments, as identified under IFRS 8 Operating Segments.

A. Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Europe Heavyside, Americas Materials and Asia businesses; while activities and products are used for the Europe Lightside, Europe Distribution and Americas Products businesses.

Revenue from external customers (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 2.

	Year ended 31 December
	Europe Heavyside 2018	Europe Lightside 2018	Europe Distribution 2018	Americas Materials 2018	Americas Products 2018	Asia 2018	Total 2018	2017	2016
Primary geographic markets	€m	€m	€m	€m	€m	€m	€m	€m	€m
Continuing operations
Republic of Ireland (country of domicile)	468	-	-	-	-	-	468	435	403
Benelux (mainly the Netherlands)	562	371	1,498	-	-	-	2,431	2,589	2,576
United Kingdom	3,045	223	-	-	-	-	3,268	3,023	3,091
Rest of Europe (i)	3,536	791	2,358	-	-	-	6,685	6,348	6,250
United States	-	-	-	7,896	4,065	-	11,961	10,844	10,415
Rest of World (ii)	-	123	-	1,055	368	431	1,977	1,981	2,054

Total Group from continuing operations	7,611	1,508	3,856	8,951	4,433	431	26,790	25,220	24,789
Discontinued operations
United States - Americas Distribution							7	2,343	2,315

Total Group							26,797	27,563	27,104

(i)	The Rest of Europe principally includes Austria, Czech Republic, Denmark, Finland, France, Germany, Hungary, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)	The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

CRH Annual Report and Form 20-F | 2018

1.  Revenue - continued

	Year ended 31 December
	Europe Heavyside (iii) 2018	Europe Lightside 2018	Europe Distribution 2018	Americas Materials (iii) 2018	Americas Products 2018	Asia 2018	Total 2018
Principal activities and products	€m	€m	€m	€m	€m	€m	€m
Continuing operations
Cement, lime and cement products	2,075	-	-	810	-	431	3,316
Aggregates, asphalt and readymixed products	2,919	-	-	4,330	-	-	7,249
Construction contract activities*	1,542	62	-	3,811	178	-	5,593
Construction accessories	-	459	-	-	-	-	459
Perimeter protection, shutters & awnings and network access products	-	482	-	-	-	-	482
Architectural and precast products	1,075	505	-	-	2,824	-	4,404
Architectural glass and glazing systems and wholesale hardware distribution	-	-	-	-	1,431	-	1,431
General Builders Merchants, DIY and Sanitary, Heating & Plumbing	-	-	3,856	-	-	-	3,856

Total Group from continuing operations	7,611	1,508	3,856	8,951	4,433	431	26,790
Discontinued operations
Exterior and interior products - Americas Distribution							7

Total Group							26,797

(iii)

Europe Heavyside and Americas Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

There are no material dependencies or concentrations of individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

Revenue derived through the supply of services and intersegment revenue are not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in note 34. In addition, due to the nature of building materials, which have a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

B. Contract balances

For information on the Group’s construction contract balances refer to notes 18, 19 and 20. Movements in our net contract balances are not considered significant and are primarily driven by the timing of billing work-in-progress within our construction contract businesses.

C. Unsatisfied long-term construction contracts and other performance obligations

Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Europe Heavyside and Americas Materials businesses, amounted to

€1,848 million at 31 December 2018. The Group has applied the practical expedient of IFRS 15 Revenue from Contracts with Customers whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. As permitted under the transitional provisions of IFRS 15, the transaction price allocated to (partially) unsatisfied performance obligations at 31 December 2017 is not disclosed. The majority of open contracts at 31 December 2018 will close and revenue will be recognised within 12 months of the balance sheet date.

140	* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

CRH Annual Report and Form 20-F | 2018

2.  Segment Information

As outlined in note 1, the Group reports across the following six operating segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products and Asia. The segments reflect the Group’s organisational structure in 2018 and the nature of the financial information reported to and assessed by the Group Chief Executive and Finance Director, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8). Effective 1 January 2019 the Group implemented a simplified new structure reducing its operating segments from six to three: Europe Materials (formerly Europe Heavyside), Americas Materials and a new Building Products segment. The Building Products segment brings together our Europe Lightside, Europe Distribution and Americas Products segments.

The principal factors employed in the identification of the six segments reflected in this note include:

•	the Group’s organisational structure in 2018 (during 2018 each divisional President

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

The Chief Operating Decision Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation, amortisation and impairment (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is provided overleaf. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision Maker and are accordingly omitted from the detailed segmental analysis overleaf. There are no asymmetrical allocations to reporting segments which would require disclosure.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.	141

CRH Annual Report and Form 20-F | 2018

2.  Segment Information - continued

A. Operating segments disclosures - Consolidated Income Statement data

	Year ended 31 December
		Revenue		Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Continuing operations
Europe Heavyside	7,611	6,902	6,945	911	839	781	410	361	395	501	478	386
Europe Lightside	1,508	1,440	1,392	152	143	137	42	41	45	110	102	92
Europe Distribution	3,856	4,145	4,066	181	269	206	69	62	76	112	207	130
Europe	12,975	12,487	12,403	1,244	1,251	1,124	521	464	516	723	787	608

Americas Materials	8,951	7,970	7,598	1,493	1,270	1,204	484	412	386	1,009	858	818
Americas Products	4,433	4,327	4,280	603	573	543	144	138	132	459	435	411
Americas	13,384	12,297	11,878	2,096	1,843	1,747	628	550	518	1,468	1,293	1,229

Asia	431	436	508	25	52	109	39	37	38	(14)	15	71

Total Group from continuing operations	26,790	25,220	24,789	3,365	3,146	2,980	1,188	1,051	1,072	2,177	2,095	1,908

Discontinued operations
Americas Distribution	7	2,343	2,315	(5)	164	150	-	21	31	(5)	143	119

Total Group	26,797	27,563	27,104	3,360	3,310	3,130	1,188	1,072	1,103	2,172	2,238	2,027

Group operating profit from continuing operations										2,177	2,095	1,908
(Loss)/profit on disposals (i)										(24)	56	53
Finance costs less income										(305)	(289)	(317)
Other financial expense										(46)	(60)	(66)
Share of equity accounted investments’ profit (ii)										60	65	42
Profit before tax from continuing operations										1,862	1,867	1,620

	(i) (Loss)/profit on disposals (note 6)			(ii) Share of equity accounted investments’ profit/(loss) (note 11)
Europe Heavyside	7	19	24	13	9	12
Europe Lightside	(33)	-	1	-	-	-
Europe Distribution	(9)	4	13	17	15	13
Europe	(35)	23	38	30	24	25

Americas Materials	44	29	(19)	25	32	34
Americas Products	(33)	4	34	-	-	-
Americas	11	33	15	25	32	34

Asia	-	-	-	5	9	(17)

Total Group	(24)	56	53	60	65	42

142	* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2018

B. Operating segments disclosures - Consolidated Balance Sheet data

	As at 31 December
	Total assets		Total liabilities
	2018 €m	2017 €m	2018 €m	2017 €m
Europe Heavyside	9,042	8,932	2,599	2,641
Europe Lightside	1,079	1,100	287	302
Europe Distribution	1,720	2,178	478	563
Europe	11,841	12,210	3,364	3,506

Americas Materials	13,798	9,180	2,063	1,628
Americas Products	4,404	4,017	977	895
Americas	18,202	13,197	3,040	2,523

Asia	1,467	1,402	188	172

Total Group	31,510	26,809	6,592	6,201

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,163	1,248
Other financial assets	23	25
Derivative financial instruments (current and non-current)	45	64
Income tax assets (current and deferred)	86	260
Cash and cash equivalents	2,346	2,115
Assets held for sale	-	1,112
Total assets as reported in the Consolidated Balance Sheet	35,173	31,633

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)			9,316	7,976
Derivative financial instruments (current and non-current)			59	14
Income tax liabilities (current and deferred)			2,652	2,124
Liabilities associated with assets classified as held for sale			-	341
Total liabilities as reported in the Consolidated Balance Sheet			18,619	16,656

143

CRH Annual Report and Form 20-F | 2018

2.  Segment Information - continued

C. Operating segments disclosures - other items

Additions to non-current assets

	Year ended 31 December
	Property, plant and equipment (note 15)			Financial assets (note 17)			Total Group
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Continuing operations
Europe Heavyside	351	349	260	-	-	2	351	349	262
Europe Lightside	42	36	27	-	-	-	42	36	27
Europe Distribution	31	33	26	-	-	-	31	33	26
Europe	424	418	313	-	-	2	424	418	315

Americas Materials	429	375	328	2	5	5	431	380	333
Americas Products	166	167	142	-	6	-	166	173	142
Americas	595	542	470	2	11	5	597	553	475

Asia	102	55	47	-	-	-	102	55	47

Total Group from continuing operations	1,121	1,015	830	2	11	7	1,123	1,026	837

Discontinued operations
Americas Distribution	-	29	23	-	-	-	-	29	23

Total Group	1,121	1,044	853	2	11	7	1,123	1,055	860

D. Information about geographical areas

The non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation, for which revenue exceeds 10% of total external Group revenue, are set out below.

	As at 31 December
	Non-current assets*

	2018	2017
	€m	€m
Continuing operations
Republic of Ireland (country of domicile)	495	493
Benelux (mainly the Netherlands)	816	1,162
United Kingdom	2,461	2,395
United States	12,925	8,749
Other	8,660	8,757
Total Group from continuing operations	25,357	21,556

Discontinued operations
United States - Americas Distribution	-	476
Total Group	25,357	22,032

144	* Non-current assets comprise property, plant and equipment, intangible assets and investments accounted for using the equity method.

CRH Annual Report and Form 20-F | 2018

3.  Assets Held for Sale and Discontinued Operations

A. Profit on disposal of discontinued operations

On 2 January 2018, the Group completed the divestment of its 100% holding in Allied Building Products, the trading name of our former Americas Distribution segment. The assets and liabilities associated with this transaction met the “held for sale” criteria set out in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations and were reclassified accordingly as assets or liabilities held for sale as at 31 December 2017. As the business was divested in 2018, all opening balances have been reclassified back to the relevant asset and liability categories prior to their divestment for presentation purposes. With the exception of Allied Building Products, no other businesses divested in 2018 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5.

No businesses met the IFRS 5 held for sale criteria at 31 December 2018.

The table below sets out the proceeds and related profit recognised on the divestment which is included in profit after tax for the financial year from discontinued operations.

2018 €m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	472
- cash and cash equivalents	18
- working capital and provisions	367
- deferred tax	(14)
Net assets disposed	843
Reclassification of currency translation effects on disposal	(27)
Total	816
Proceeds from disposal (net of disposal costs)	2,379
Profit on disposal from discontinued operations	1,563

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	2,379
Less: cash and cash equivalents disposed	(18)
Total	2,361

B. Results of discontinued operations

The results of the discontinued operations included in the Group profit for the financial year are set out as follows:

	2018 €m	2017 €m	2016 €m
Revenue	7	2,343	2,315

EBITDA (as defined)*	(5)	164	150
Depreciation	-	(16)	(22)
Amortisation	-	(5)	(9)
Operating (loss)/profit	(5)	143	119
Profit on disposals	1,563	3	2
Profit before tax	1,558	146	121
Attributable income tax expense	(473)	(39)	(40)
Profit after tax	1,085	107	81

Basic earnings per Ordinary Share from discontinued operations	130.4c	12.8c	9.8c
Diluted earnings per Ordinary Share from discontinued operations	129.7c	12.7c	9.7c

Cash flows from discontinued operations
Net cash (outflow)/inflow from operating activities (i)	(469)	111	123
Net cash inflow/(outflow) from investing activities (ii)	2,361	(27)	(22)
Net cash (outflow)/inflow from financing activities	(5)	1	(1)
Net cash inflow	1,887	85	100

(i)	Includes the corporation tax paid in 2018 on the sale of Allied Building Products.
(ii)	Includes the proceeds from the sale of Allied Building Products.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.	145

CRH Annual Report and Form 20-F | 2018

4.  Cost Analysis

            Continuing operations

	2018 €m	2017 €m	2016 €m
Cost of sales analysis
Raw materials and goods for resale	7,653	7,428	7,307
Employment costs (note 7)	3,155	2,869	2,725
Energy conversion costs	1,222	1,004	940
Repairs and maintenance	882	811	803
Depreciation, amortisation and impairment (i)	939	830	817
Change in inventory	(189)	(142)	(33)
Other production expenses (primarily sub-contractor costs and equipment rental)	4,490	4,103	4,007
Total	18,152	16,903	16,566

Operating costs analysis
Selling and distribution costs	4,511	4,236	4,100
Administrative expenses	1,950	1,986	2,215
Total	6,461	6,222	6,315

(i)	Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Depreciation and depletion (note 15)	903	830	817	168	160	170	1,071	990	987
Amortisation of intangible assets (note 16)	-	-	-	61	61	62	61	61	62
Impairment of property, plant and equipment (note 15)	36	-	-	-	-	-	36	-	-
Impairment of intangible assets (note 16)	-	-	-	20	-	23	20	-	23
Total	939	830	817	249	221	255	1,188	1,051	1,072

CRH Annual Report and Form 20-F | 2018

5.  Operating Profit Disclosures

            Continuing operations

	2018 €m	2017 €m	2016 €m
Operating lease rentals
- hire of plant and machinery	324	292	262
- land and buildings	243	258	250
- other operating leases	61	56	57
Total	628	606	569

Auditor’s remuneration

In accordance with statutory requirements in Ireland, fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

	EY Ireland (statutory auditor)			EY (network firms)			Total
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Audit fees (i)	4	4	3	15	16	16	19	20	19
Other audit-related assurance fees (ii)	-	-	-	1	1	-	1	1	-
Tax advisory services	-	-	-	-	1	1	-	1	1
Total	4	4	3	16	18	17	20	22	20

(i)

Audit of the Group accounts includes audit of internal controls over financial reporting and parent and subsidiary statutory audit fees, but excludes €2 million (2017: €2 million; 2016: €2 million) paid to auditors other than EY.

(ii)	Other assurance services includes attestation and due diligence services that are closely related to the performance of the audit.

There were no other fees for services provided by the Group’s independent auditor (2017: €nil million; 2016: €nil million).

CRH Annual Report and Form 20-F | 2018

6.  Business and Non-Current Asset Disposals

	Business disposals			Disposal of other non-current assets			Total
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Continuing operations
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	622	47	147	59	79	109	681	126	256
- cash and cash equivalents	60	11	3	-	-	-	60	11	3
- working capital and provisions	132	29	24	-	-	-	132	29	24
- current tax	(2)	-	-	-	-	-	(2)	-	-
- deferred tax	(2)	2	(1)	-	-	-	(2)	2	(1)
- retirement benefit obligations	(6)	-	-	-	-	-	(6)	-	-
Net assets disposed	804	89	173	59	79	109	863	168	282
Reclassification of currency translation effects on disposal	15	9	(44)	-	-	-	15	9	(44)
Total	819	98	129	59	79	109	878	177	238
Proceeds from disposals (net of disposal costs)	697	99	133	106	134	158	803	233	291
Asset exchange (note 32)	12	-	-	-	-	-	12	-	-
Profit on step acquisition (note 32)	39	-	-	-	-	-	39	-	-
(Loss)/profit on disposals from continuing operations	(71)	1	4	47	55	49	(24)	56	53

Discontinued operations
Profit on disposals from discontinued operations (note 3)	1,563	-	-	-	3	2	1,563	3	2
Total Group profit on disposals	1,492	1	4	47	58	51	1,539	59	55

Net cash inflow arising on disposal
Continuing operations
Proceeds from disposals from continuing operations	697	99	133	106	134	158	803	233	291
Less: cash and cash equivalents disposed	(60)	(11)	(3)	-	-	-	(60)	(11)	(3)
Less: deferred proceeds arising on disposal (note 21)	(10)	(3)	(7)	-	-	-	(10)	(3)	(7)
Less: investment and loan to associate in lieu of cash proceeds (i) (note 17)	(85)	-	-	-	-	-	(85)	-	-
Net cash inflow arising on disposal from continuing operations	542	85	123	106	134	158	648	219	281

Discontinued operations
Net cash inflow arising on disposal from discontinued operations (note 3)	2,361	-	-	-	3	2	2,361	3	2
Total Group net cash inflow arising on disposal	2,903	85	123	106	137	160	3,009	222	283

(i)

As part of the divestment of our DIY business in Belgium and the Netherlands (see note 16 for further details) we acquired an equity stake of 22.78% in, and advanced a loan of €50 million to the purchaser, Intergamma.

CRH Annual Report and Form 20-F | 2018

7.  Employment

           Continuing operations

The average number of employees is as follows:

	Year ended 31 December
	2018	2017	2016
Europe Heavyside	25,910	24,401	24,551
Europe Lightside	7,340	7,272	7,084
Europe Distribution	10,167	11,036	10,971
Europe	43,417	42,709	42,606

Americas Materials	27,272	24,077	22,650
Americas Products	17,834	17,146	16,259
Americas	45,106	41,223	38,909

Asia	1,308	1,431	1,374

Total Group	89,831	85,363	82,889

Employment costs charged in the Consolidated Income Statement are analysed as follows:

	2018 €m	2017 €m	2016 €m
Wages and salaries	4,225	3,997	3,915
Social welfare costs	478	465	454
Other employment-related costs (i)	581	546	531
Share-based payment expense (note 9)	67	60	44
Total retirement benefits expense (note 29)	296	236	307
Total	5,647	5,304	5,251

Total charge analysed between:
Cost of sales	3,155	2,869	2,725
Operating costs	2,482	2,424	2,514
Finance costs (net) - applicable to retirement benefit obligations (note 10)	10	11	12
Total	5,647	5,304	5,251

(i)	Other employment costs relate principally to healthcare, redundancy and severance costs.

8.  Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 4) and interests are presented in the Directors’

Remuneration Report on pages 68 to 97.

CRH Annual Report and Form 20-F | 2018

9.  Share-based Payment Expense

           Continuing operations

	2018 €m	2017 €m	2016 €m
Performance Share Plans and Restricted Share Plan expense	64	57	38
Share option expense	3	3	6
Total share-based payment expense	67	60	44

Share-based payment expense relates primarily to awards granted under the 2014 Performance Share Plan and the Group’s Savings-related Share Option Schemes. The expense, which also includes charges in relation to the 2013 Restricted Share Plan, is reflected in operating costs in the Consolidated Income Statement.

2014 Performance Share Plan

The structure of the 2014 Performance Share Plan is set out in the Directors’ Remuneration Report on page 84. An expense of €63 million was recognised in 2018 (2017: €56 million; 2016: €37 million).

Details of awards granted under the 2014 Performance Share Plan

			Number of shares
	Share price at date of award	Period to earliest release date	Initial award (i)	Net outstanding at 31 December 2018
Granted in 2018	€28.32	3 years	3,863,433	3,775,573
Granted in 2017	€33.21	3 years	3,342,900	2,927,331
Granted in 2016	€24.87	3 years	3,879,901	3,201,098

(i)

Numbers represent the initial awards including those granted to employees of Allied Building Products in 2017 and 2016. The Remuneration Committee has determined that dividend equivalents will accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

50% of each award made is subject to a TSR measure, with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials Index. The other 50% of each award made is subject to a cumulative cash flow metric. Further details are set out on page 84 in the Directors’ Remuneration Report.

The fair values assigned to the portion of awards which are subject to TSR performance against peers and the index were €13.52 and €13.18 respectively (2017: €17.43 and €14.99 respectively; 2016: €11.94 and €10.52 respectively). The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

	2018	2017	2016
Risk-free interest rate (%)	(0.43)	(0.40)	(0.53)
Expected volatility (%)	27.4	30.1	21.7

The expected volatility was determined using a historical sample of daily CRH share prices.

The fair value of (i) the portion of awards subject to cash flow performance and (ii) the awards with no performance conditions (which are subject to a one or three-year service period) was €28.32 (2017: €33.21; 2016: €24.87). The fair value was calculated using the closing CRH share price at the date the award was granted.

CRH Annual Report and Form 20-F | 2018

Share Option Schemes

The 2010 Share Option Scheme was replaced in 2014 by the 2014 Performance Share Plan, and accordingly no options have been granted since 2013.

Details of movement and options outstanding under Share Option Schemes (excluding Savings-related Share Option Schemes)

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2018		2017		2016
Outstanding at beginning of year	€17.96	1,441,779	€21.51	2,997,495	€21.14	8,620,690
Exercised (i)	€19.82	(634,994)	€24.85	(1,462,863)	€22.04	(2,102,332)
Lapsed	€17.36	(6,015)	€24.14	(92,853)	€20.27	(3,520,863)
Outstanding at end of year (ii)	€16.48	800,770	€17.96	1,441,779	€21.51	2,997,495
Exercisable at end of year	€16.48	800,770	€17.96	1,441,779	€21.51	2,997,495

(i)	The weighted average share price at the date of exercise of these options was €27.90 (2017: €32.24; 2016: €29.70).

(ii)	All options granted have a life of ten years.

	2018	2017	2016
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	2.57	2.53	2.46

euro-denominated options outstanding at end of year (number)	796,850	1,436,115	2,991,831
Range of exercise prices (€)	16.19-17.30	16.19-21.52	16.19-29.86

Pound Sterling-denominated options outstanding at end of year (number)	3,920	5,664	5,664
Range of exercise prices (Stg£)	15.30	15.30-17.19	15.30-17.19

2010 Savings-related Share Option Schemes

The Group operates Savings-related Share Option Schemes. Participants may save up to €500/Stg£500 per month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract.

Details of options granted under the Savings-related Share Option Schemes

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2018		2017		2016
Outstanding at beginning of year	€21.50/Stg£18.05	1,556,299	€18.63/Stg£15.92	1,402,174	€16.96/Stg£14.27	593,177
Exercised (i)	€19.00/Stg£15.26	(161,950)	€15.73/Stg£14.27	(126,472)	€13.66/Stg£11.95	(121,242)
Lapsed	€24.62/Stg£20.75	(209,264)	€21.42/Stg£18.22	(123,455)	€17.55/Stg£15.68	(81,628)
Granted (ii)	€23.39/Stg£20.83	501,091	€27.86/Stg£24.51	404,052	€20.83/Stg£16.16	1,011,867
Outstanding at end of year	€22.15/Stg£18.74	1,686,176	€21.50/Stg£18.05	1,556,299	€18.63/Stg£15.92	1,402,174
Exercisable at end of year	€18.75/Stg£15.54	14,059	€15.89/n/a	15,890	€13.45/Stg£12.22	23,897

(i)	The weighted average share price at the date of exercise of these options was €29.54 (2017: €31.14; 2016: €27.90).

(ii)

Pursuant to the 2010 Savings-related Share Option Schemes operated by the Group, employees were granted options over 501,091 of CRH plc’s Ordinary Shares in April 2018 (2017: 404,052 share options in March 2017; 2016: 1,011,867 share options in March 2016). This figure comprises options over 379,253 (2017: 304,492; 2016: 692,334) shares and 121,838 (2017: 99,560; 2016: 319,533) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable. The exercise price at which the options are granted under the scheme represents a discount of 15% to the market price on the date of invitation of each savings contract.

CRH Annual Report and Form 20-F | 2018

9.  Share-based Payment Expense - continued

            Continuing operations

	2018	2017	2016
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	1.50	1.90	2.41

euro-denominated options outstanding at end of year (number)	304,713	304,963	320,362
Range of exercise prices (€)	14.15-27.86	13.64-27.86	12.82-21.12

Pound Sterling-denominated options outstanding at end of year (number)	1,381,463	1,251,336	1,081,812
Range of exercise prices (Stg£)	14.94-24.51	12.22-24.51	11.55-16.16

The weighted fair values assigned to options issued under the Savings-related Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	3-year	5-year
Granted in 2018	€5.38	€5.88
Granted in 2017	€5.97	€6.49
Granted in 2016	€5.01	€5.57

The fair value of these options were determined using the following assumptions:

	2018		2017		2016
	3-year	5-year	3-year	5-year	3-year	5-year
Weighted average exercise price (€)	23.39	23.39	27.86	27.86	20.83	20.83
Risk free interest rate (%)	(0.44)	(0.06)	(0.72)	(0.45)	(0.48)	(0.33)
Expected dividend payments over the expected life (€)	2.21	3.83	2.07	3.55	1.95	3.32
Expected volatility (%)	20.0	20.5	20.9	20.6	21.8	22.9
Expected life in years	3	5	3	5	3	5

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

CRH Annual Report and Form 20-F | 2018

10.  Finance Costs and Finance Income

                Continuing operations

	2018 €m	2017 €m	2016 €m
Finance costs
Interest payable on borrowings	335	300	337
Net loss/(income) on interest rate and currency swaps	7	2	(10)
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	12	16	14
- currency swaps and forward contracts	(4)	-	(3)
- fixed rate debt (i)	(16)	(23)	(20)
Net loss on interest rate swaps not designated as hedges	5	6	7
Net finance cost on gross debt including related derivatives	339	301	325

Finance income
Interest receivable on loans to joint ventures and associates	(4)	(5)	(4)
Interest receivable on cash and cash equivalents and other	(30)	(7)	(4)
Finance income	(34)	(12)	(8)

Finance costs less income	305	289	317

Other financial expense
Premium paid on early debt redemption	-	18	-
Unwinding of discount element of provisions for liabilities (note 27)	21	24	30
Unwinding of discount applicable to deferred and contingent acquisition consideration (note 20)	15	7	24
Pension-related finance cost (net) (note 29)	10	11	12
Total	46	60	66

Total net finance costs	351	349	383

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

CRH Annual Report and Form 20-F | 2018

11.  Share of Equity Accounted Investments’ Profit

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Group share of:
Revenue	672	582	480	903	816	769	1,575	1,398	1,249

EBITDA (as defined)*	57	77	85	81	77	52	138	154	137
Depreciation and amortisation	(23)	(28)	(26)	(41)	(39)	(40)	(64)	(67)	(66)
Operating profit	34	49	59	40	38	12	74	87	71
Profit on disposals	-	-	-	3	-	-	3	-	-
Profit before finance costs	34	49	59	43	38	12	77	87	71
Finance costs (net)	1	(1)	(4)	(9)	(10)	(15)	(8)	(11)	(19)
Profit/(loss) before tax	35	48	55	34	28	(3)	69	76	52
Income tax expense	(2)	(5)	(4)	(7)	(6)	(6)	(9)	(11)	(10)
Profit/(loss) after tax	33	43	51	27	22	(9)	60	65	42

An analysis of the profit after tax by operating segment is presented in note 2. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 17.

12. Income Tax Expense

              Continuing operations

Recognised within the Consolidated Income Statement	2018 €m	2017 €m	2016 €m
(a) Current tax
Republic of Ireland	10	9	5
Overseas	313	312	443
Total current tax expense	323	321	448

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	3	16	8
Share-based payment expense	4	(4)	(11)
Derivative financial instruments	(1)	2	1
Other items (2017 includes deferred tax credit associated with the “Tax Cuts and Jobs Act”)	97	(280)	(15)
Total deferred tax expense/(income)	103	(266)	(17)

Income tax reported in the Consolidated Income Statement	426	55	431

154	* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

CRH Annual Report and Form 20-F | 2018

12. Income Tax Expense - continued

	2018 €m	2017 €m	2016 €m

Recognised outside the Consolidated Income Statement
(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	(1)	(33)	3
Deferred tax - cash flow hedges	5	-	-
	4	(33)	3
(b) Within the Consolidated Statement of Changes in Equity:
Current tax
Current tax - share option exercises	2	2	-

Deferred tax
Deferred tax - share-based payment expense	(4)	(7)	12
	(2)	(5)	12

Income tax recognised outside the Consolidated Income Statement	2	(38)	15

Reconciliation of applicable tax rate to effective tax rate

Profit before tax (€m)	1,862	1,867	1,620
Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	17.3%	17.2%	27.7%
- total income tax expense (current and deferred)	22.9%	2.9%	26.6%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	11.7	15.9	15.1
Deferred tax credit relating to the enactment of the “Tax Cuts and Jobs Act”	-	(23.6)	-
Other items (primarily comprising items not chargeable to tax/expenses not deductible for tax)	(1.3)	(1.9)	(1.0)
Total effective tax rate	22.9	2.9	26.6

Other disclosures

Effective tax rate

The 2018 effective tax rate is 22.9% (2017: 2.9%). The 2017 reported tax charge included a non-cash deferred tax credit of €440 million related to the enactment of the “Tax Cuts and Jobs Act” in the US. The 2017 effective tax rate excluding the impact of this exceptional deferred tax credit was 26.5%.

The tax charge associated with discontinued operations is recognised separately in “Profit after tax for the financial year from discontinued operations”. See note 3 for further details.

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

CRH Annual Report and Form 20-F | 2018

13.  Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2018 €m	2017 €m	2016 €m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2017: €3,175; 2016: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2017: €77,521; 2016: €77,521)	-	-	-
Equity
Final - paid 48.80c per Ordinary Share (2017: 46.20c; 2016: 44.00c)	409	386	363
Interim - paid 19.60c per Ordinary Share (2017: 19.20c; 2016: 18.80c)	163	160	156
Total	572	546	519

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	572	546	519
Less: issue of scrip shares in lieu of cash dividends (note 31)	(51)	(77)	(167)
Dividends paid to equity holders of the Company	521	469	352
Dividends paid by subsidiaries to non-controlling interests	12	8	8
Total dividends paid	533	477	360

Dividends proposed (memorandum disclosure)
Equity
Final 2018 - proposed 52.40c per Ordinary Share (2017: 48.80c; 2016: 46.20c)	425	409	385

CRH Annual Report and Form 20-F | 2018

14.  Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2018 €m	2017 €m	2016 €m
Numerator computations
Group profit for the financial year	2,521	1,919	1,270
Profit attributable to non-controlling interests	(4)	(24)	(27)
Profit attributable to equity holders of the Company	2,517	1,895	1,243
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	2,517	1,895	1,243
Profit after tax for the financial year from discontinued operations	1,085	107	81
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	1,432	1,788	1,162

Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	832.4	835.6	827.8
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) and (ii)	4.2	5.2	6.1
Denominator for diluted earnings per Ordinary Share	836.6	840.8	833.9

Basic earnings per Ordinary Share	302.4c	226.8c	150.2c
Diluted earnings per Ordinary Share	300.9c	225.4c	149.1c

Basic earnings per Ordinary Share from continuing operations	172.0c	214.0c	140.4c
Diluted earnings per Ordinary Share from continuing operations	171.2c	212.7c	139.4c

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

(ii)

Contingently issuable Ordinary Shares (totalling 7,274,916 at 31 December 2018, 5,710,247 at 31 December 2017 and 3,095,404 at 31 December 2016) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

CRH Annual Report and Form 20-F | 2018

15.  Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m
At 31 December 2018
Cost/deemed cost	9,335	15,535	629	25,499
Accumulated depreciation (and impairment charges)	(2,363)	(7,339)	(36)	(9,738)
Net carrying amount	6,972	8,196	593	15,761

At 1 January 2018, net carrying amount	6,224	6,319	551	13,094
Reclassified from held for sale (ii)	22	79	3	104
Translation adjustment	139	112	8	259
Reclassifications	71	386	(457)	-
Additions at cost	74	541	506	1,121
Arising on acquisition (note 32)	832	1,759	23	2,614
Disposals at net carrying amount	(158)	(161)	(5)	(324)
Depreciation charge for year (iii)	(232)	(839)	-	(1,071)
Impairment charge for year (iv)	-	-	(36)	(36)
At 31 December 2018, net carrying amount	6,972	8,196	593	15,761

The equivalent disclosure for the prior year is as follows:

At 31 December 2017
Cost/deemed cost	8,472	13,157	551	22,180
Accumulated depreciation (and impairment charges)	(2,248)	(6,838)	-	(9,086)
Net carrying amount	6,224	6,319	551	13,094

At 1 January 2017, net carrying amount	6,157	6,035	498	12,690
Translation adjustment	(483)	(460)	(33)	(976)
Reclassifications	60	348	(408)	-
Additions at cost	87	481	476	1,044
Arising on acquisition (note 32)	703	812	21	1,536
Disposals at net carrying amount	(53)	(37)	-	(90)
Depreciation charge for year (iii)	(225)	(781)	-	(1,006)
Reclassified as held for sale	(22)	(79)	(3)	(104)
At 31 December 2017, net carrying amount	6,224	6,319	551	13,094

At 1 January 2017
Cost/deemed cost	8,438	13,182	498	22,118
Accumulated depreciation (and impairment charges)	(2,281)	(7,147)	-	(9,428)
Net carrying amount	6,157	6,035	498	12,690

(i)	The carrying value of mineral-bearing land included in the land and buildings category above amounted to €3,112 million at the balance sheet date (2017: €2,831 million).

(ii)	Reflects amounts at 1 January 2018 relating to assets held for sale at 31 December 2017 which were subsequently divested in 2018. Refer to note 3 for further details.

(iii)	The depreciation charge for the year includes €nil million (2017: €16 million; 2016: €22 million) relating to discontinued operations.

(iv)	The impairment charge of €36 million (2017: €nil million; 2016: €nil million) relates to the write-down of idle property, plant and equipment in Europe Heavyside to €nil million.

Future purchase commitments for property, plant and equipment	2018 €m	2017 €m
Contracted for but not provided in the financial statements	449	346
Authorised by the Directors but not contracted for	366	491

CRH Annual Report and Form 20-F | 2018

16.  Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m
At 31 December 2018
Cost/deemed cost	8,400	138	592	79	9,209
Accumulated amortisation (and impairment charges)	(284)	(62)	(375)	(55)	(776)
Net carrying amount	8,116	76	217	24	8,433

At 1 January 2018, net carrying amount	6,905	75	204	30	7,214
Reclassified from held for sale (ii)	363	-	8	1	372
Translation adjustment	137	3	8	1	149
Reclassifications	-	-	(2)	2	-
Arising on acquisition (note 32)	1,504	6	51	1	1,562
Disposals	(773)	-	(9)	(1)	(783)
Amortisation charge for year (iii)	-	(8)	(43)	(10)	(61)
Impairment charge for year (iv)	(20)	-	-	-	(20)
At 31 December 2018, net carrying amount	8,116	76	217	24	8,433

The equivalent disclosure for the prior year is as follows:

At 31 December 2017
Cost/deemed cost	7,198	129	535	80	7,942
Accumulated amortisation (and impairment charges)	(293)	(54)	(331)	(50)	(728)
Net carrying amount	6,905	75	204	30	7,214

At 1 January 2017, net carrying amount	7,396	89	229	47	7,761
Translation adjustment	(593)	(10)	(22)	(4)	(629)
Arising on acquisition (note 32)	487	4	51	1	543
Disposals	(22)	-	(1)	-	(23)
Amortisation charge for year (iii)	-	(8)	(45)	(13)	(66)
Reclassified as held for sale	(363)	-	(8)	(1)	(372)
At 31 December 2017, net carrying amount	6,905	75	204	30	7,214

At 1 January 2017
Cost/deemed cost	7,701	142	659	87	8,589
Accumulated amortisation (and impairment charges)	(305)	(53)	(430)	(40)	(828)
Net carrying amount	7,396	89	229	47	7,761

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii)	Reflects amounts at 1 January 2018 relating to assets held for sale at 31 December 2017 which were subsequently divested in 2018. Refer to note 3 for further details.

(iii)	The amortisation charge for the year includes €nil million (2017: €5 million; 2016: €9 million) in respect of discontinued operations, which primarily relates to customer-related intangible assets.

(iv)

In July 2018, the Group divested of its DIY business in the Netherlands and Belgium, together with certain related property assets, which formed part of the Europe Distribution segment for total consideration of €0.5 billion. The decision to divest resulted in the recognition of an impairment charge of €20 million. The recoverable amount, at the date of impairment, was based on fair value less costs of disposal. The fair value was determined using Level 2 inputs in accordance with the fair value hierarchy, as a market price was agreed and paid.

CRH Annual Report and Form 20-F | 2018

16.  Intangible Assets - continued

Annual goodwill testing

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-

generating units (CGUs) that are expected to benefit from synergies in that combination. The CGUs represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8. A total of 26 (2017: 25) CGUs have been identified and these are analysed between the six business segments and Americas Distribution below. All businesses within the various CGUs exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Cash-generating units		Goodwill
	2018	2017	2018 €m	2017 €m
Europe Heavyside	15	14	1,821	1,770
Europe Lightside	1	1	367	365
Europe Distribution	1	1	373	671
Europe	17	16	2,561	2,806

Americas Materials	7	6	3,441	2,082
Americas Products	1	1	1,655	1,555
Americas Distribution	-	1	-	-
Americas	8	8	5,096	3,637

Asia	1	1	459	462

Total Group	26	25	8,116	6,905

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of 26 CGUs is determined based on a value-in-use computation, using Level 3 inputs in accordance with the fair value hierarchy.

The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 30-year annuity has been used. Projected cash flows beyond the initial evaluation period have been extrapolated using real growth rates ranging from 0.7% to 1.9% in Europe, 1.2% to

1.9% in the Americas and 4.1% in Asia. Such real growth rates do not exceed the long-term average growth rates for the countries in which each CGU operates. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.0% to 9.2% (2017: 7.0% to 10.3%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

Other than the impairment recognised in our DIY business, the 2018 annual goodwill impairment testing process resulted in no further intangible asset impairments (2017: €nil million).

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

160	* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2018

Significant goodwill amounts

The goodwill allocated to the US Cement (Americas Materials segment) and the Americas Building Products (Americas Products segment)

CGUs account for between 17% and 20% of the total carrying amount shown on page 159. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the two CGUs with significant goodwill are as follows:

	United States Cement	Americas Building Products
	2018	2018	2017
Goodwill allocated to the cash-generating unit at balance sheet date	€1,412m	€1,655m	€1,555m
Discount rate applied to the cash flow projections (real pre-tax)	8.2%	9.1%	10.3%
Average EBITDA (as defined)* margin over the initial 5-year period	37.9%	15.3%	15.1%
Value-in-use (present value of future cash flows)	€5,579m	€6,753m	€5,628m
Excess of value-in-use over carrying amount	€2,594m	€3,412m	€2,152m

The key assumptions and methodology used in respect of these two CGUs are consistent with those described above. The values applied to each of the key estimates and assumptions are specific to the individual CGUs and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with these businesses. The cash flows and annuity-based terminal value were projected in line with the methodology disclosed above.

The US Cement and Americas Building Products CGUs are not included in the CGUs referred to in the ‘Sensitivity analysis’ section below. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believes that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the US Cement or Americas Building Products CGUs are considered to be warranted.

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of two of the total 26 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for the two CGUs are in line with those outlined above (a 30-year annuity period has been used). The two CGUs had aggregate goodwill of €630 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the two CGUs selected for sensitivity analysis disclosures:

Two cash-generating units
Reduction in EBITDA (as defined)* margin	2.2 to 3.1 percentage points
Reduction in profit before tax	16.2% to 22.3%
Reduction in net cash flow	13.6% to 19.6%
Increase in pre-tax discount rate	1.1 to 2.0 percentage points

The average EBITDA (as defined)* margin for the aggregate of these two CGUs over the initial five-year period was 18.1%. The value-in-use

(being the present value of the future net cash flows) was €1,609 million and the carrying amount was €1,349 million, resulting in an excess of value-in-use over carrying amount of €260 million.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.	161

CRH Annual Report and Form 20-F | 2018

17.  Financial Assets

	Investments accounted for using the equity method (i.e. joint ventures and associates)
	Share of net assets €m	Loans €m	Total €m	Other €m
At 1 January 2018	1,123	125	1,248	25
Translation adjustment	(18)	(3)	(21)	-
Investments and advances	1	1	2	-
Investment and loan to associate in lieu of cash proceeds	35	50	85	-
Joint ventures becoming subsidiaries (note 32)	(13)	(107)	(120)	-
Disposals and repayments	(39)	(5)	(44)	(2)
Arising on acquisition (note 32)	1	-	1	-
Share of profit after tax	60	-	60	-
Dividends received	(48)	-	(48)	-
At 31 December 2018	1,102	61	1,163	23

The equivalent disclosure for the prior year is as follows:

At 1 January 2017	1,152	147	1,299	26
Translation adjustment	(67)	(16)	(83)	(1)
Investments and advances	5	6	11	-
Disposals and repayments	(1)	(12)	(13)	-
Share of profit after tax	65	-	65	-
Dividends received	(31)	-	(31)	-
At 31 December 2017	1,123	125	1,248	25

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2018 €m	2017 €m	2018 €m	2017 €m	2018 €m	2017 €m
Non-current assets	711	752	775	754	1,486	1,506
Current assets	220	209	468	492	688	701
Non-current liabilities	(331)	(348)	(115)	(73)	(446)	(421)
Current liabilities	(140)	(115)	(486)	(548)	(626)	(663)
Net assets	460	498	642	625	1,102	1,123

A listing of the principal equity accounted investments is contained on page 257.

The Group holds a 21.13% stake (2017: 21.13%) in Samse S.A., a publicly-listed distributor in France which is accounted for as an associate investment above. The fair value of this investment at the balance sheet date, calculated based on the number of shares held multiplied by the closing share price at 31 December 2018 (Level 1 input in the fair value hierarchy), was €96 million (2017: €125 million).

CRH Annual Report and Form 20-F | 2018

18.  Inventories

	2018 €m	2017 €m
Raw materials	1,149	885
Work-in-progress (i)	109	92
Finished goods	1,803	1,738
Total inventories at the lower of cost and net realisable value	3,061	2,715

(i)

Work-in-progress includes €3 million (2017: €2 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 4 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €23 million (2017: €31 million; 2016: €17 million).

19. Trade and Other Receivables

	2018 €m	2017 €m
Current
Trade receivables	2,761	2,456
Amounts receivable in respect of construction contracts (i)	878	773
Total trade receivables, gross	3,639	3,229
Loss allowance	(133)	(131)
Total trade receivables, net	3,506	3,098
Amounts receivable from equity accounted investments	9	8
Prepayments and other receivables	559	524
Total	4,074	3,630

Non-current
Other receivables	181	156

Trade and other receivables are measured at amortised cost (less any loss allowance) as the Group’s business model is to “hold to collect” contractual cash flows, and the cash flows arising from trade and other receivables are solely payments of principal and interest.

(i)

Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to €245 million and €168 million respectively (2017: €176 million and €154 million respectively).

CRH Annual Report and Form 20-F | 2018

19.  Trade and Other Receivables - continued

Valuation and qualifying accounts (loss allowance)

The movements in the loss allowance for receivables during the financial year were as follows:

	2018 €m	2017 €m	2016 €m
At 1 January	131	152	161
Reclassified from*/(as) held for sale	6	(6)	-
Translation adjustment	-	(7)	(1)
Provided during year	35	32	43
Disposed of during year	(3)	-	(1)
Written off during year	(30)	(36)	(43)
Arising on acquisition (note 32)	6	3	2
Recovered during year	(12)	(7)	(9)
At 31 December	133	131	152

Given the common profile of CRH’s customers, how customer credit risk is managed at appropriate group locations, and the breadth and scale of its international operations, a disclosure of concentrations of credit risk by geographic location best enables users of financial statements to assess CRH’s credit risk exposure. The following table sets out the gross carrying value of trade receivables and loss allowance by segment:

	Gross carrying value of trade receivables			Loss allowance
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Europe Heavyside	1,144	1,084	1,109	61	67	68
Europe Lightside	174	184	176	8	9	10
Europe Distribution	409	391	374	27	25	26
Europe	1,727	1,659	1,659	96	101	104

Americas Materials	1,322	1,054	1,004	19	17	21
Americas Products	566	495	573	15	10	13
Americas Distribution	-	-	303	-	-	10
Americas	1,888	1,549	1,880	34	27	44

Asia	24	21	26	3	3	4

Total Group	3,639	3,229	3,565	133	131	152

164	* Reflects amounts at 1 January 2018 relating to assets held for sale at 31 December 2017 which were subsequently divested in 2018. Refer to note 3 for further details.

CRH Annual Report and Form 20-F | 2018

Customer credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits are established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed above comprise a large number of customers spread across the Group’s activities and geographies with balances classified as “neither past due nor impaired” representing 64% of the total trade receivables balance at the balance sheet date (2017: 64%). There have been no significant changes to the Group’s credit risk parameters or to the composition of the Group’s trade receivables portfolio during the financial year.

The Group applies the simplified approach to providing for expected credit losses (ECL) permitted by IFRS 9 Financial Instruments, which requires expected lifetime losses to be recognised from initial recognition of the receivables. Receivables such as those which relate to bonded government contracts and receivables which fall under credit insurance are considered low risk and would not attract a material ECL. Given the positive economic outlook (e.g. forecast Gross Domestic Product) for the next 12 months in the majority of the economies in which we operate we consider that our ECL adequately represents the risk of default on our receivable balances.

Trade receivables are written-off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. Where recoveries are made, these are recognised in the Consolidated Income Statement.

Aged analysis

The aged analysis of trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2018 €m	2017 €m
Neither past due nor impaired	2,319	2,070
Past due but not impaired:
- less than 60 days	922	832
- 60 days or greater but less than 120 days	169	129
- 120 days or greater	96	67
Impaired (partial or full provision)	133	131
Total	3,639	3,229

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

CRH Annual Report and Form 20-F | 2018

20.  Trade and Other Payables

	2018 €m	2017 €m
Current
Trade payables	2,453	2,304
Construction contract-related payables (i)	218	217
Deferred and contingent acquisition consideration (ii)	48	167
Accruals and other payables	1,887	1,802
Amounts payable to equity accounted investments	3	44
Total	4,609	4,534

Non-current
Other payables	181	128
Deferred and contingent acquisition consideration (ii)	291	98
Total	472	226

(i)

Construction contract-related payables include billings in excess of revenue, together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon. €192 million was recognised in the Consolidated Income Statement during 2018 which was included in the contract-related payables balance in the prior year.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(ii)

The fair value of total contingent consideration is €220 million (2017: €118 million), (Level 3 input in the fair value hierarchy) and deferred consideration is €119 million (2017: €147 million). On an undiscounted basis, the corresponding future payments relating to contingent consideration, for which the Group may be liable, ranges from €263 million to €396 million. This is based on a range of estimated potential outcomes of the expected payment amounts. The movement in deferred and contingent consideration during the financial year was as follows:

	2018 €m	2017 €m
At 1 January	265	301
Reclassified from*/(as) held for sale	2	(2)
Translation adjustment	19	(36)
Arising on acquisitions and investments during year (note 32)	103	45
Changes in estimate	(8)	3
Disposals	(2)	-
Paid during year	(55)	(53)
Discount unwinding	15	7
At 31 December	339	265

166	* Reflects amounts at 1 January 2018 relating to liabilities held for sale at 31 December 2017 which were subsequently divested in 2018. Refer to note 3 for further details.

CRH Annual Report and Form 20-F | 2018

21. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2018	2,715	3,786	(4,760)	(1,064)	677
Reclassified from held for sale (i)	266	334	(306)	-	294
Translation adjustment	52	57	(71)	(10)	28
Arising on acquisition (note 32)	255	318	(224)	(84)	265
Disposals	(405)	(390)	293	3	(499)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(103)	-	(103)
- paid during year	-	-	55	-	55
Deferred proceeds arising on disposals during year	-	10	-	-	10
Interest accruals and discount unwinding	-	-	(21)	(21)	(42)
Increase in working capital and provisions for liabilities	178	140	56	89	463
At 31 December 2018	3,061	4,255	(5,081)	(1,087)	1,148

The equivalent disclosure for the prior years is as follows:

At 1 January 2017	2,939	4,191	(5,276)	(1,060)	794
Translation adjustment	(218)	(286)	348	72	(84)
Arising on acquisition (note 32)	114	129	(149)	(49)	45
Disposals	(34)	(16)	20	1	(29)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(45)	-	(45)
- paid during year	-	-	53	-	53
Deferred proceeds arising on disposals during year	-	3	-	-	3
Interest accruals and discount unwinding	-	1	-	(24)	(23)
Reclassification	(3)	(14)	65	-	48
Increase/(decrease) in working capital and provisions for liabilities	183	112	(82)	(4)	209
Reclassified as held for sale	(266)	(334)	306	-	(294)
At 31 December 2017	2,715	3,786	(4,760)	(1,064)	677

At 1 January 2016	2,873	4,126	(5,171)	(1,035)	793
Translation adjustment	20	(12)	26	26	60
Arising on acquisition (note 32)	9	28	(14)	18	41
Disposals	(18)	(15)	8	1	(24)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(22)	-	(22)
- paid during year	-	-	57	-	57
Deferred proceeds arising on disposals during year	-	7	-	-	7
Interest accruals and discount unwinding	-	-	(24)	(30)	(54)
Transfer to property, plant and equipment	-	(8)	-	-	(8)
Increase/(decrease) in working capital and provisions for liabilities	55	65	(136)	(40)	(56)
At 31 December 2016	2,939	4,191	(5,276)	(1,060)	794

(i)	Reflects amounts at 1 January 2018 relating to assets/(liabilities) held for sale at 31 December 2017 which were subsequently divested in 2018. Refer to note 3 for further details.

CRH Annual Report and Form 20-F | 2018

22.  Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 23 for details of the capital and risk management policies employed by the Group). Net debt is commonly used in computations such as Net Debt as a % of total equity and Net Debt as a % of market capitalisation.

	As at 31 December 2018		As at 31 December 2017
	Fair value (i) €m	Book value €m	Fair value (i) €m	Book value €m
Cash and cash equivalents (note 24)	2,346	2,346	2,135	2,135
Interest-bearing loans and borrowings (note 25)	(9,223)	(9,316)	(8,421)	(7,981)
Derivative financial instruments (net) (note 26)	(14)	(14)	50	50
Group net debt	(6,891)	(6,984)	(6,236)	(5,796)

(i)	All interest-bearing loans and borrowings are Level 2 fair value measurements.

Reconciliation of opening to closing net debt	2018 €m	2017 €m	2016 €m
At 1 January	(5,796)	(5,297)	(6,618)
Debt in acquired companies (note 32)	(74)	(12)	(3)
Increase in interest-bearing loans, borrowings and finance leases	(1,434)	(1,010)	(600)
Net cash flow arising from derivative financial instruments	(6)	(169)	5
Repayment of interest-bearing loans, borrowings and finance leases	246	343	2,015
Increase/(decrease) in cash and cash equivalents	194	(153)	(127)
Mark-to-market adjustment	2	9	21
Translation adjustment	(116)	493	10
At 31 December	(6,984)	(5,796)	(5,297)

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2018			As at 31 December 2017
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (i)	(9,107)			(7,844)
Derivative financial instruments - fixed rate	1,726			1,505
Net fixed rate debt including derivatives	(7,381)	3.5%	9.8	(6,339)	3.3%	9.2
Interest-bearing loans and borrowings nominal - floating rate (ii)	(157)			(70)
Adjustment of debt from nominal to book value (i)	(52)			(67)
Derivative financial instruments - currency floating rate	(1,740)			(1,455)
Gross debt including derivative financial instruments	(9,330)	3.6%		(7,931)	4.2%
Cash and cash equivalents - floating rate (note 24)	2,346			2,135
Group net debt	(6,984)			(5,796)
Cash at bank and in hand reclassified as held for sale (note 24)	-			(20)
Bank overdrafts reclassified as held for sale (note 25)	-			5
Group net debt excluding net debt reclassified as held for sale	(6,984)			(5,811)

(i)	Of the Group’s nominal fixed rate debt at 31 December 2018, €1,726 million (2017: €1,505 million) is hedged to floating rate using interest rate swaps.

(ii)

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

CRH Annual Report and Form 20-F | 2018

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2018 and 31 December 2017 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Canadian Dollar €m	Philippine Peso €m	Polish Zloty €m	Swiss Franc €m	Other (i) €m	Total €m
Cash and cash equivalents (note 24)	1,077	646	214	69	13	90	81	156	2,346
Interest-bearing loans and borrowings (note 25)	(3,824)	(4,332)	(495)	(2)	(354)	-	(302)	(7)	(9,316)
Derivative financial instruments (net) (note 26)	1,826	(399)	(340)	(440)	(60)	(198)	(299)	(104)	(14)
Net debt by major currency including derivative financial instruments	(921)	(4,085)	(621)	(373)	(401)	(108)	(520)	45	(6,984)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,650	13,007	2,461	1,375	1,352	283	741	1,763	25,632
Current assets	1,884	3,222	746	458	117	142	297	284	7,150
Non-current liabilities	(669)	(2,275)	(276)	(203)	(137)	(5)	(164)	(95)	(3,824)
Current liabilities	(1,696)	(1,820)	(836)	(309)	(156)	(136)	(182)	(285)	(5,420)
Non-controlling interests	(51)	(61)	-	-	(384)	-	(11)	(18)	(525)
Capital and reserves attributable to the Company’s equity holders	3,197	7,988	1,474	948	391	176	161	1,694	16,029

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents (note 24)*	743	714	215	140	43	99	61	100	2,115
Interest-bearing loans and borrowings (note 25)*	(3,827)	(3,097)	(465)	(2)	(293)	-	(281)	(11)	(7,976)
Derivative financial instruments (net) (note 26)	2,078	(908)	(157)	(480)	(17)	(171)	(247)	(48)	50
Net debt* by major currency including derivative financial instruments	(1,006)	(3,291)	(407)	(342)	(267)	(72)	(467)	41	(5,811)

Non-debt assets and liabilities (including cash and bank overdrafts reclassified as held for sale) analysed as follows:
Non-current assets	5,030	8,815	2,400	1,466	1,292	310	715	1,804	21,832
Current assets	1,935	3,718	692	454	110	138	302	273	7,622
Non-current liabilities	(713)	(1,311)	(295)	(206)	(153)	(5)	(181)	(98)	(2,962)
Current liabilities	(1,745)	(2,093)	(806)	(322)	(137)	(130)	(186)	(285)	(5,704)
Non-controlling interests	(49)	(14)	-	-	(391)	-	(11)	(21)	(486)
Capital and reserves attributable to the Company’s equity holders	3,452	5,824	1,584	1,050	454	241	172	1,714	14,491

(i)	The principal currencies included in this category are the Chinese Renminbi, the Romanian Leu, the Indian Rupee, the Ukrainian Hryvnia and the Serbian Dinar.

* Excluding €20 million cash and €5 million bank overdrafts reclassified as held for sale which are analysed by major currency in current assets and liabilities above.	169

CRH Annual Report and Form 20-F | 2018

22.  Analysis of Net Debt - continued

Liquidity and capital resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position:

	2018 €m	2017 €m	2016 €m
Net cash inflow from operating activities	1,899	2,189	2,340
Net cash outflow from investing activities	(1,592)	(2,685)	(735)
Net cash (outflow)/inflow from financing activities	(113)	343	(1,732)
Increase/(decrease) in cash and cash equivalents	194	(153)	(127)
Cash and cash equivalents at beginning of year, excluding overdrafts (note 24)	2,135	2,449	2,518
Effect of exchange rate changes	17	(161)	58
Cash and cash equivalents at end of year, excluding overdrafts (note 24)	2,346	2,135	2,449
Bank overdrafts	(113)	(71)	(78)
Borrowings	(9,203)	(7,910)	(7,712)
Derivative financial instruments	(14)	50	44
Total liabilities from financing activities	(9,330)	(7,931)	(7,746)
Net debt at end of year	(6,984)	(5,796)	(5,297)
Cash at bank and in hand reclassified as held for sale (note 24)	-	(20)	-
Bank overdrafts reclassified as held for sale (note 25)	-	5	-
Group net debt excluding net debt reclassified as held for sale	(6,984)	(5,811)	(5,297)

Part of the Group’s financing strategy objectives include maintenance of adequate financial resources and liquidity. During 2018 the Group’s total net cash inflow from operating activities of €1.9 billion less net cash outflow from financing activities of €0.1 billion funded investing activities of €1.6 billion.

The Group believes that its financial resources (operating cash together with cash and cash equivalents of €2.3 billion and undrawn committed loan facilities of €3.6 billion) will be sufficient to cover the Group’s cash requirements.

At 31 December 2018, euro and US Dollar denominated cash and cash equivalents represented 46% (2017: 35%) and 27% (2017: 34%) of total cash and cash equivalents respectively.

CRH Annual Report and Form 20-F | 2018

Significant borrowings

The main sources of Group debt funding are public bond markets in Europe and North America. The following bonds were outstanding as at 31 December 2018:

	Annual coupons	Outstanding millions	Final maturity
euro bonds	5.000%	€500	2019
euro bonds	2.750%	€750	2020
US Dollar bonds	5.750%	US$400	2021
euro bonds	1.750%	€600	2021
Swiss Franc bonds	1.375%	CHF330	2022
euro bonds	3.125%	€750	2023
euro bonds	1.875%	€600	2024
US Dollar bonds	3.875%	US$1,250	2025
US Dollar bonds	3.400%	US$600	2027
US Dollar bonds	3.950%	US$900	2028
euro bonds	1.375%	€600	2028
Pound Sterling bonds	4.125%	£400	2029
US Dollar bonds (i)	6.400%	US$213	2033
US Dollar bonds	5.125%	US$500	2045
US Dollar bonds	4.400%	US$400	2047
US Dollar bonds	4.500%	US$600	2048

(i)

The US$300 million bond was issued in September 2003, and at time of issuance the bond was partially swapped to floating interest rates. In August 2009 and December 2010, US$87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken and the interest rate hedge was closed out. At 31 December 2018, the remaining fair value on the hedged item on the Consolidated Balance Sheet was US$45 million (2017: US$48 million).

CRH Annual Report and Form 20-F | 2018

23.  Capital and Financial Risk Management

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

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2018 €m	2017 €m
Capital and reserves attributable to the Company’s equity holders	16,029	14,491
Net debt	6,984	5,796
Capital and net debt	23,013	20,287

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

Dividend cover for the year ended 31 December 2018 amounted to 4.20x (2017: 3.34x).

No changes were made in the objectives or policies during 2018. Processes may change to accomodate transactions such as a share buyback programme.

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

The Group’s hedging activity is based on observable economic relationships, when there is confidence that such relationships will continue for the forseeable future. Matching critical terms such as notional amount, tenure, timing and currency, the Group establishes relationships between a hedge item and hedge instrument where directional response to changes in fair value, driven by underlying economic conditions, are opposing and proportional in equal measure being an economic relationship under IFRS 9. Hedging ratios of one to one are used throughout all hedging activity as the hedge item and hedge instrument are of the same type and currency. The hedges employed mitigate identified risks and have consistently demonstrated close economic relationships. Ineffectiveness between the hedge item and hedge instrument are immaterial in the overall context of the Group.

The main risks attaching to the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, liquidity risk and commodity price risk. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

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

The majority of these swaps are designated under IFRS 9 to hedge underlying debt obligations and qualify for hedge accounting treatment; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 26.

The Group’s interest rate hedging strategy and activity employs the premise that changes in macro-economic factors are reflected in current interest rates. In the economic relationship the relative value of the fixed rate at which a bond was issued will change in line with market interest rates and a floating rate swap will counterbalance changes in the bond’s fair value. A hypothetical derivative is used to replicate the impact that changes in market interest rates could have on the fixed rate bond (hedged item) which is measured against the interest rate swap (hedge instrument). A hedge ratio of one to one is established. Potential sources of ineffectiveness comprise the timing of floating rate resets and counterparty credit adjustments to the interest rate swap. Past observations on interest rate movements provide evidence that such relationships will continue for the foreseeable future. The notional amount of interest rate swaps is set out in note 22.

CRH Annual Report and Form 20-F | 2018

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

Percentage change in cost of borrowings		+/-1%
Impact on profit before tax	2018	+/- €4m
	2017	+/-€6m
	2016	+/- €6m

Impact on total equity	2018	-/+ €6.7m
	2017	-/+ €0.4m
	2016	-/+ €1.0m

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

Given the Group’s presence in 32 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 22. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The Group’s foreign exchange hedging strategy and activity is based on the assumption that changes in international economic factors are reflected in current foreign exchange rates and impacts the translation of the Group’s non-euro net assets. The economic relationship, being the translation impact of the Group’s net investment in non-euro subsidiaries (hedge item) is hedged against a foreign currency swap (hedge instrument) to counterbalance movements in foreign currency rates. The Group identifies certain portions of foreign currency net investments where foreign currency translation movements can be mitigated through the use of currency swaps in the same currency pairing. A hedge ratio of one to one is established. As at 31 December 2018, the notional amount of hedged net investments was €942 million (2017: €927 million). The fair value movements of the hedge instruments are inverse to the impact of the translation of the hedged net assets because the critical terms match. This reduces the Group’s exposure to fluctuations on the translation of the Group’s subsidiaries with a non-euro functional currency into euro. Potential sources of ineffectiveness are forward points, recorded through the Consolidated Income Statement. Past trends indicate that the economic relationship described will continue for the foreseeable future. The fair values and maturity analysis of the hedge instruments are set out in note 26.

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

Percentage change in relevant €/US$ exchange rate		+/-5%
Impact on profit before tax	2018	-/+ €149m
	2017	-/+ €53m
	2016	-/+ €54m

Impact on total equity*	2018	-/+ €399m
	2017	-/+ €291m
	2016	-/+ €275m

* Includes the impact on financial instruments which is as follows:	2018	+/-€204m
	2017	+/-€165m
	2016	+/-€146m

Financial instruments include deposits, money market funds, commercial papers, bank loans, medium-term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as cash equivalents (see note 24). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - in general - counterparties have ratings of A3/A- or higher from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

CRH Annual Report and Form 20-F | 2018

23. Capital and Financial Risk Management - continued

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Credit risk arising in the context of the Group’s operations is not significant with the total loss allowance at the balance sheet date amounting to 3.7% of gross trade receivables (2017: 4.1%). Information in relation to the Group’s credit risk management of trade receivables is provided in note 19. Amounts receivable from related parties (notes 19 and 34) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 25; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group’s outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 25.

The Group has an €8.0 billion Euro Medium-Term Note (EMTN) Programme in place, which along with a €1.5 billion Euro Commercial Paper Programme and a US$1.5 billion US Dollar Commercial Paper Programme means we have framework programmes in the capital and money markets in place that allow the Group to issue in the relevant markets within a short period of time.

Commodity price risk

The principal commodity price risks are identified in a variety of highly probable and active commodity contracts where a significant part of the price to be paid relies on a reference to specific floating price indices (usually US Dollar) for a specific period. Programmes are in place to hedge the quantities and qualities of commodity products, including coal, high sulphur fuel oil, diesel, electricity and steel. The aim of the programmes are to neutralise the variability in the Consolidated Income Statement as a result of changes in associated commodity indices over a timeframe of approximately three years. A hedge ratio of one to one is established. Fixed price swap contracts in the entity’s operating currency are used to hedge the same specific floating index risk and currency risk where it is determined that those risks are better managed at a fixed price rather than being exposed to uncontrollable price fluctuations due to the floating price index element of the contract. Sources of ineffectiveness can relate to timing of cash flows and counterparty credit risk adjustments. The derivative contracts qualify for cash flow hedge accounting under IFRS 9 and the fair values by maturity are set out in note 26.

The notional and fair values in respect of derivative contracts as at 31 December 2018 and 31 December 2017 were as follows:

Profile of commodity products
	As at 31 December 2018		As at 31 December 2017
	Notional value €m	Fair value €m	Notional value €m	Fair value €m
Commodity contracts	162	-	49	-
Derivative (liability)/asset	-	(27)	-	11

CRH Annual Report and Form 20-F | 2018

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2018

Financial liabilities - cash outflows

Trade and other payables	4,609	160	30	18	11	348	5,176

Finance leases	5	3	3	2	2	6	21

Other interest-bearing loans and borrowings	620	752	953	375	753	5,856	9,309

Interest payments on finance leases	-	-	-	-	-	2	2

Interest payments on other interest-bearing loans and borrowings (i)	328	297	265	248	224	2,022	3,384

Cross-currency swaps - gross cash outflows	2,320	2	-	-	-	-	2,322

Other derivative financial instruments	30	2	-	-	-	-	32
Gross projected cash outflows	7,912	1,216	1,251	643	990	8,234	20,246

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(11)	(9)	(9)	(9)	(4)	(1)	(43)

Cross-currency swaps - gross cash inflows	(2,346)	(2)	-	-	-	-	(2,348)

Other derivative financial instruments	(3)	(2)	(1)	-	-	-	(6)
Gross projected cash inflows	(2,360)	(13)	(10)	(9)	(4)	(1)	(2,397)

The equivalent disclosure for the prior year is as follows:

At 31 December 2017

Financial liabilities - cash outflows

Trade and other payables	4,534	126	38	20	16	36	4,770

Finance leases	3	2	2	1	1	3	12

Other interest-bearing loans and borrowings	320	501	751	934	362	5,082	7,950

Interest payments on finance leases	1	-	-	-	-	2	3

Interest payments on other interest-bearing loans and borrowings (i)	283	260	231	200	184	1,381	2,539

Cross-currency swaps - gross cash outflows	2,391	-	-	-	-	-	2,391
Gross projected cash outflows	7,532	889	1,022	1,155	563	6,504	17,665

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(26)	(14)	(13)	(13)	(13)	(16)	(95)

Cross-currency swaps - gross cash inflows	(2,399)	-	-	-	-	-	(2,399)
Gross projected cash inflows	(2,425)	(14)	(13)	(13)	(13)	(16)	(2,494)

(i)

At 31 December 2018 and 31 December 2017, a portion of the Group’s long-term debt carried variable interest rates. The Group uses the interest rates in effect on 31 December to calculate the interest payments on the long-term debt for the periods indicated.

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

CRH Annual Report and Form 20-F | 2018

24. Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 23.

Cash and cash equivalents are included in the Consolidated Balance Sheet at amortised cost and are analysed as follows:

	2018 €m	2017 €m
Cash at bank and in hand	814	737

Investments (short-term deposits)	1,532	1,378
Total	2,346	2,115

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash and cash equivalents at amortised cost include the following for the purposes of the Consolidated Statement of Cash Flows:

	2018 €m	2017 €m
Cash at bank and in hand	814	737

Investments (short-term deposits)	1,532	1,378

Cash at bank and in hand reclassified as held for sale	-	20
Total	2,346	2,135

25. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding

	2018 €m	2017 €m
Bank overdrafts	113	66

Bank loans	356	295

Finance leases	21	12

Bonds	8,825	7,602

Other	1	1
Interest-bearing loans and borrowings	9,316	7,976

Bank overdrafts reclassified as held for sale	-	5
Total	9,316	7,981

Interest-bearing loans and borrowings include loans of €5 million (2017: €2 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

CRH Annual Report and Form 20-F | 2018

25. Interest-bearing Loans and Borrowings - continued

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2018		As at 31 December 2017
	Loans and borrowings €m	Undrawn committed facilities €m	Loans and borrowings €m	Undrawn committed facilities €m
Within one year	618	-	316	-

Between one and two years	748	-	498	-

Between two and three years	948	15	746	-

Between three and four years	370	50	930	-

Between four and five years	776	3,500	359	3,554

After five years	5,856	18	5,127	-
Total	9,316	3,583	7,976	3,554

Bank overdrafts reclassified as held for sale	-	-	5	-
Total	9,316	3,583	7,981	3,554

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table above represent the facilities available to be drawn by the Group at 31 December 2018. In March 2018, the Group exercised the first of its options to extend the €3.5 billion syndicated facility to 2023.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €8.9 billion in respect of loans and borrowings, bank advances, derivative obligations and future lease obligations (2017: €7.7 billion) and €0.3 billion in respect of letters of credit (2017: €0.2 billion).

Any Irish registered wholly-owned subsidiary of the Company may avail of the exemption from filing its statutory financial statements for the year ended 31 December 2018 as permitted by section 357 of the Companies Act 2014 and if an Irish registered wholly-owned subsidiary of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of section 357(1)(b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended 31 December 2018.

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

The financial covenants are:

(1)

Minimum interest cover defined as PBITDA/Net Interest (all as defined in the relevant agreement) cover at no lower than 4.5x (2017: 4.5x; 2016: 4.5x). As at 31 December 2018 the ratio was 11.2x (2017: 11.6x; 2016: 10.1x);

(2)

Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2017: €6.2 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2018 net worth (as defined in the relevant agreement) was €18.8 billion (2017: €16.6 billion).

CRH Annual Report and Form 20-F | 2018

26. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m
At 31 December 2018

Derivative assets

Within one year - current assets	-	3	10	2	15

Between one and two years	-	2	-	-	2

Between two and three years	-	1	-	-	1

Between four and five years	24	-	-	-	24

After five years	3	-	-	-	3
Non-current assets	27	3	-	-	30

Total derivative assets	27	6	10	2	45

Derivative liabilities

Within one year - current liabilities	-	(32)	(2)	(7)	(41)

Between one and two years	-	(2)	-	-	(2)

After five years	(16)	-	-	-	(16)
Non-current liabilities	(16)	(2)	-	-	(18)

Total derivative liabilities	(16)	(34)	(2)	(7)	(59)

Net asset/(liability) arising on derivative financial instruments	11	(28)	8	(5)	(14)

The equivalent disclosure for the prior year is as follows:

At 31 December 2017

Derivative assets

Within one year - current assets	2	11	19	2	34

Between one and two years	-	1	-	3	4

After five years	26	-	-	-	26
Non-current assets	26	1	-	3	30

Total derivative assets	28	12	19	5	64

Derivative liabilities

Within one year - current liabilities	-	(1)	(10)	-	(11)

After five years	(3)	-	-	-	(3)
Non-current liabilities	(3)	-	-	-	(3)

Total derivative liabilities	(3)	(1)	(10)	-	(14)

Net asset arising on derivative financial instruments	25	11	9	5	50

CRH Annual Report and Form 20-F | 2018

At 31 December 2018 and 2017, the Group had no master netting or similar arrangements, collateral posting requirements, or enforceable right of set-off agreements with any of its derivative counterparts.

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

The (loss)/profit arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2018 €m	2017 €m	2016 €m
Fair value of hedge instruments	(12)	(16)	(11)

Fair value of the hedged items	11	18	13

Components of other comprehensive income - cash flow hedges

(Losses)/gains arising during the year:

- Commodity forward contracts	(38)	9	14

- Currency forward contracts	(2)	(1)	-
Total	(40)	8	14

Fair value hierarchy	2018 Level 2 €m	2017 Level 2 €m
Assets measured at fair value

Fair value hedges - cross-currency and interest rate swaps	27	28

Net investment hedges - cross-currency swaps	10	19

Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	6	12

Not designated as hedges (held for trading) - interest rate swaps	2	5
Total	45	64

Liabilities measured at fair value

Fair value hedges - cross-currency and interest rate swaps	(16)	(3)

Net investment hedges - cross-currency swaps	(2)	(10)

Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	(34)	(1)

Not designated as hedges (held for trading) - interest rate swaps	(7)	-
Total	(59)	(14)

At 31 December 2018 and 2017 there were no derivatives valued using Level 1 or Level 3 fair value techniques.

CRH Annual Report and Form 20-F | 2018

27. Provisions for Liabilities

	At 1 January €m	Translation adjustment €m	Arising on acquisition (note 32) €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding €m	At 31 December €m
31 December 2018

Insurance (i)	292	10	7	95	(71)	-	(61)	7	279

Environment and remediation (ii)	441	-	75	28	(26)	(2)	(43)	11	484

Rationalisation and redundancy (iii)	25	-	-	30	(31)	-	(1)	-	23

Other (iv)	306	-	2	75	(32)	(1)	(52)	3	301
Total	1,064	10	84	228	(160)	(3)	(157)	21	1,087

Analysed as:

Non-current liabilities	693								719

Current liabilities	371								368
Total	1,064								1,087

The equivalent disclosure for the prior year is as follows:

31 December 2017

Insurance (i)	286	(28)	3	101	(61)	-	(19)	10	292

Environment and remediation (ii)	430	(25)	43	27	(29)	-	(14)	9	441

Rationalisation and redundancy (iii)	23	-	-	32	(27)	-	(3)	-	25

Other (iv)	321	(19)	3	106	(37)	(1)	(72)	5	306
Total	1,060	(72)	49	266	(154)	(1)	(108)	24	1,064

Analysed as:

Non-current liabilities	678								693

Current liabilities	382								371
Total	1,060								1,064

(i)

This provision relates to obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the US), public and products liability (general liability in the US), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of five years (2017: 5.5 years).

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

(iii)

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which are individually material to the Group. In 2018, €30 million (2017: €32 million; 2016: €23 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply; back office rationalisation; and the consolidation of certain regional support functions into central and more coordinated hubs. The Group expects that these provisions will primarily be utilised within one to two years of the balance sheet date (2017: one to two years).

(iv)

Other provisions primarily relate to legal claims, onerous contracts, guarantees and warranties and employee related provisions. The Group expects the majority of these provisions will be utilised within two to five years of the balance sheet date (2017: two to five years); however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

CRH Annual Report and Form 20-F | 2018

28. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2018 €m	2017 €m
Reported in balance sheet after offset

Deferred tax liabilities	2,209	1,666

Deferred tax assets	(71)	(95)
Net deferred income tax liability	2,138	1,571

Deferred income tax assets (deductible temporary differences)

Deficits on Group retirement benefit obligations (note 29)	95	72

Revaluation of derivative financial instruments to fair value	13	7

Tax loss carryforwards	153	132

Share-based payment expense	21	29

Provisions for liabilities and working capital-related items	266	157

Other deductible temporary differences	39	145
Total	587	542

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €1.5 billion (2017: €1.5 billion). The vast majority either do not expire based on current tax legislation or they expire post 2023 (2017: 2022).

Deferred income tax liabilities (taxable temporary differences)

Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	2,701	2,089

Revaluation of derivative financial instruments to fair value	11	11

Rolled-over capital gains	13	13
Total	2,725	2,113

Movement in net deferred income tax liability

At 1 January	1,571	1,849

Reclassified from*/(as) held for sale	14	(14)

Translation adjustment	47	(173)

Net expense/(income) for the year (ii)	111	(265)

Arising on acquisition (note 32)	411	132

Disposal	(16)	2

Movement in deferred tax recognised in the Consolidated Statement of Comprehensive Income	(4)	33

Movement in deferred tax recognised in the Consolidated Statement of Changes in Equity	4	7
At 31 December	2,138	1,571

(i)	Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

(ii)	The net expense/(income) for the year includes an expense of €8 million (2017: €1 million) relating to discontinued operations.

* Reflects amounts at 1 January 2018 relating to liabilities held for sale at 31 December 2017 which were subsequently divested in 2018. Refer to note 3 for further details.	181

CRH Annual Report and Form 20-F | 2018

29. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group.

The Group operates defined benefit pension schemes in Belgium, Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, the Republic of Ireland, Romania, Serbia, Slovakia, Switzerland, the UK and the US. The Group has a mixture of funded and unfunded defined benefit pension schemes. The net liability of the funded schemes is €113 million (net of surpluses of €51 million) (2017: €175 million). Unfunded obligations (including jubilee, post-retirement healthcare obligations and long-term service commitments) comprise of a number of schemes in Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, Romania, Serbia, Slovakia, Switzerland and the US, totalling a net liability of €311 million (2017: €202 million).

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

Longevity risk: In the majority of cases, the Group’s defined benefit pension schemes provide benefits for life with spousal and dependent child reversionary provisions; increases in life expectancy (decreases in mortality assumptions) will therefore give rise to higher liabilities.

Aggregation

For the purposes of the disclosures which follow; the schemes in Belgium, France, Germany, Italy, the Netherlands, the Republic of Ireland and Slovakia have been aggregated into a “Eurozone” category on the basis of common currency and financial assumptions; schemes in Brazil, the Philippines, Romania, Serbia and the UK have been aggregated into an “Other” category.

CRH Annual Report and Form 20-F | 2018

Financial assumptions - scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:

	Eurozone			Switzerland			United States and Canada
	2018%	2017%	2016%	2018%	2017%	2016%	2018%	2017%	2016%
Rate of increase in:

- salaries	3.50	3.59	3.41	1.50	1.25	1.25	3.38	3.27	3.28

- pensions in payment	1.62	1.70	1.50	-	-	-	-	-	-

Inflation	1.65	1.75	1.50	1.00	0.75	0.75	2.00	2.00	2.00

Discount rate	2.12	2.05	1.86	0.85	0.70	0.65	4.10	3.52	4.01

Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	1.55	6.33	5.98

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

	Republic of Ireland			Switzerland			United States and Canada
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Current retirees

- male	22.4	22.7	22.5	22.5	22.4	22.3	20.1	20.6	20.5

- female	24.1	24.4	24.3	24.5	24.4	24.3	22.6	23.1	23.0

Future retirees

- male	24.9	25.5	25.4	24.7	24.6	24.6	22.0	22.3	22.3

- female	26.4	27.0	26.9	26.7	26.6	26.6	24.5	24.7	24.7

The above data allows for future improvements in life expectancy.

CRH Annual Report and Form 20-F | 2018

29. Retirement Benefit Obligations - continued

Impact on Consolidated Income Statement

The total retirement benefit expense from continuing operations in the Consolidated Income Statement is as follows:

	2018 €m	2017 €m	2016 €m

Total defined contribution expense	235	237	232

Total defined benefit expense/(credit)	61	(1)	75
Total expense in Consolidated Income Statement	296	236	307

At 31 December 2018, €90 million (2017: €78 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense/(credit)

Charged in arriving at Group profit before finance costs:

Current service cost	64	62	61
Administration expenses	4	4	4
Past service credit (net)	(17)	(78)	(2)
Subtotal	51	(12)	63

Included in finance income and finance costs respectively:

Interest income on scheme assets	(59)	(49)	(58)
Interest cost on scheme liabilities	69	60	70
Net interest expense	10	11	12

Net expense/(credit) to Consolidated Income Statement	61	(1)	75

The composition of the net expense/(credit) to the Consolidated Income Statement is as follows:

Eurozone	23	25	18
Switzerland	25	(49)	37
United States and Canada	6	14	11
Other	7	9	9
Total	61	(1)	75

Past service credit in 2017 includes a gain of €81 million due to plan amendments in Switzerland. The principal amendment related to the reduction of the annuity conversion factor on retirement from 6.4% to 5.0% of accumulated savings.

CRH Annual Report and Form 20-F | 2018

Reconciliation of scheme assets (bid value)	2018 €m	2017 €m
At 1 January	2,622	2,556
Movement in year
Interest income on scheme assets	59	49
Arising on acquisition (note 32)	337	5
Remeasurement adjustments
- return on scheme assets excluding interest income	(137)	112
Employer contributions paid	118	123
Contributions paid by plan participants	14	14
Benefit and settlement payments	(130)	(114)
Administration expenses	(4)	(4)
Translation adjustment	34	(119)
At 31 December	2,913	2,622

The composition of scheme assets is as follows:

Eurozone	1,181	1,184
Switzerland	808	781
United States and Canada	728	448
Other	196	209
Total	2,913	2,622

Reconciliation of actuarial value of liabilities
At 1 January	(2,999)	(3,147)
Movement in year
Current service cost	(64)	(62)
Past service credit (net)	17	78
Interest cost on scheme liabilities	(69)	(60)
Arising on acquisition (note 32)	(452)	(57)
Disposals	6	-
Remeasurement adjustments
- experience variations	1	11
- actuarial gain/(loss) from changes in financial assumptions	120	(29)
- actuarial gain from changes in demographic assumptions	26	20
Contributions paid by plan participants	(14)	(14)
Benefit and settlement payments	130	114
Translation adjustment	(39)	147
At 31 December	(3,337)	(2,999)

The composition of the actuarial value of liabilities is as follows:

Eurozone	(1,318)	(1,384)
Switzerland	(829)	(819)
United States and Canada	(946)	(540)
Other	(244)	(256)
Total	(3,337)	(2,999)

Recoverable deficit in schemes	(424)	(377)

Related deferred income tax asset	95	72
Net pension liability	(329)	(305)

The composition of the net pension liability is as follows:

Eurozone	(113)	(168)

Switzerland	(17)	(30)

United States and Canada	(162)	(68)

Other	(37)	(39)
Total	(329)	(305)

CRH Annual Report and Form 20-F | 2018

29. Retirement Benefit Obligations - continued

A UK High Court ruling in October 2018 relating to the equalisation of guaranteed minimum pensions for men and women did not materially impact the liability associated with the Group’s UK defined benefit pension schemes.

Sensitivity analysis

The impact of a movement (as indicated below) in the principal actuarial assumptions would be as follows:

		Eurozone 2018 €m	Switzerland 2018 €m	United States and Canada 2018 €m	Other 2018 €m	Total Group 2018 €m
Scheme liabilities at 31 December 2018		(1,318)	(829)	(946)	(244)	(3,337)

Revised liabilities

Discount rate	Increase by 0.25%	(1,263)	(797)	(918)	(233)	(3,211)

	Decrease by 0.25%	(1,375)	(865)	(975)	(256)	(3,471)

Inflation rate	Increase by 0.25%	(1,370)	(832)	(951)	(253)	(3,406)

	Decrease by 0.25%	(1,268)	(827)	(942)	(236)	(3,273)

Mortality assumption	Increase by 1 year	(1,272)	(802)	(921)	(238)	(3,233)

	Decrease by 1 year	(1,363)	(856)	(971)	(251)	(3,441)

The above sensitivity analysis are derived through changing the individual assumption while holding all other assumptions constant.

Split of scheme assets	2018 €m	2017 €m
Investments quoted in active markets
Equity instruments (i)	862	828
Debt instruments (ii)	1,596	1,413
Property	109	120
Cash and cash equivalents	34	26
Investment funds	9	95
Assets held by insurance company	123	-

Unquoted investments
Equity instruments	2	2
Debt instruments (iii)	9	8
Property	112	92
Cash and cash equivalents	40	13
Assets held by insurance company	17	25
Total assets	2,913	2,622

(i)	Equity instruments primarily relate to developed markets.

(ii)	Quoted debt instruments are made up of €845 million (2017: €831 million) and €751 million (2017: €582 million) of non-government and government instruments respectively.

(iii)	Unquoted debt instruments primarily relate to government debt instruments.

CRH Annual Report and Form 20-F | 2018

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in the Republic of Ireland and minimum funding requirements in the UK, additional annual contributions and lump-sum payments are required to certain of the schemes in place in those jurisdictions. The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In the Republic of Ireland and the UK, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the US, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. In Canada, the projected unit credit method is used in valuations. The dates of the funding valuations range from March 2016 to December 2018.

In general, funding valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.

The Group’s contracted payments (on a discounted basis) to certain schemes is €nil million (2017: €18 million; 2016: €35 million) in the Republic of Ireland and €14 million (2017: €16 million; 2016: €20 million) in the UK. The maturity profile of the Group’s contracted payments (on a discounted basis) is as follows:

	2018 €m	2017 €m	2016 €m
Within one year	2	19	20

Between one and two years	2	2	19

Between two and three years	2	2	2

Between three and four years	1	2	2

Between four and five years	1	1	2

After five years	6	8	10
Total	14	34	55

Employer contributions payable in the 2019 financial year including minimum funding payments (expressed using year end exchange rates for 2018) are estimated at €71 million.

Average duration and scheme composition

	Eurozone			Switzerland			United States and Canada
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Average duration of defined benefit obligation (years)	17.1	17.8	17.1	16.4	17.2	18.6	12.1	12.2	13.1

Allocation of defined benefit obligation by participant:

Active plan participants	71%	72%	63%	83%	84%	84%	46%	40%	41%

Deferred plan participants	9%	9%	12%	-	-	-	18%	16%	17%

Retirees	20%	19%	25%	17%	16%	16%	36%	44%	42%

CRH Annual Report and Form 20-F | 2018

30.	Commitments under Operating and Finance Leases

Operating leases

The Group has entered into operating leases for a range of assets, principally relating to property. Lease commitments are provided for up to the earliest break clause in the lease. These property leases have varying terms, renewal rights and escalation clauses, including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating leases. The terms and conditions of these operating leases do not impose any significant financial restriction on the Group.

	2018 €m	2017 €m	2016 €m
Within one year	353	419	402
After one year but not more than five years	769	962	978
More than five years	789	810	791
	1,911	2,191	2,171

The commitments above include €nil million of operating lease commitments (2017: €252 million; 2016: €237 million) relating to discontinued operations.

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

CRH Annual Report and Form 20-F | 2018

31. Share Capital and Reserves

Equity share capital	2018		2017
	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)
Authorised
At 1 January and 31 December (€m)	400	25	400	25

Number of Shares at 1 January and 31 December (millions)	1,250	1,250	1,250	1,250

Allotted, called-up and fully paid
At 1 January (€m)	271	15	269	15
Performance Share Plan Awards	1	-	1	-
Issue of scrip shares in lieu of cash dividends (iii)	-	-	1	-
At 31 December (€m)	272	15	271	15

The movement in the number of shares (expressed in millions) during the financial year was as follows:

At 1 January	839	839	833	833
Performance Share Plan Awards	2	2	2	2
Issue of scrip shares in lieu of cash dividends (iii)	2	2	3	3
Share options and share participation schemes	-	-	1	1
At 31 December	843	843	839	839

(i)	The Ordinary Shares represent 93.73% of the total issued share capital.

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

(iii)	Issue of scrip shares in lieu of cash dividends:

	Number of shares			Price per share
	2018	2017	2016	2018	2017	2016
May 2018 - Final 2017 dividend (2017: Final 2016 dividend; 2016: Final 2015 dividend)	1,841,430	433,046	5,301,827	€27.47	€33.08	€24.69
September 2018 - Interim 2018 dividend* (2017: Interim 2017 dividend; 2016: Interim 2016 dividend)	-	2,130,496	1,243,042	-	€29.24	€29.41
Total	1,841,430	2,563,542	6,544,869

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued ordinary share capital from time to time.

* The Interim 2018 dividend was paid wholly in cash.	189

CRH Annual Report and Form 20-F | 2018

31. Share Capital and Reserves - continued

Share option schemes

Details of share options granted under the Company’s Share Option Schemes and the terms attaching thereto are provided in note 9 to the financial statements. Under these schemes, options over a total of 796,944 Ordinary Shares were exercised during the financial year (2017: 1,589,335; 2016: 2,223,574).

	Number of shares
	2018	2017	2016
Options exercised during the year (satisfied by the issue of new shares)	496,661	1,589,335	2,209,638
Options exercised during the year (satisfied by the reissue of Treasury Shares)	300,283	-	13,936
Total	796,944	1,589,335	2,223,574

Share participation schemes

As at 31 December 2018, 8,025,732 (2017: 7,862,416) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2018, the appropriation of 163,316 shares was satisfied by the issue of 59,666 (2017: 133,004) new shares and the re-issue of 103,650 (2017: no shares) treasury shares. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 and are hence not factored into the expense computation and the associated disclosures in note 9.

Preference share capital	5% Cumulative Preference Shares of €1.27 each		7% ‘A’ Cumulative Preference Shares of €1.27 each
	Number of Shares ‘000s	€m	Number of Shares ‘000s	€m
Authorised
At 1 January 2018 and 31 December 2018	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2018 and 31 December 2018	50	-	872	1

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

Treasury Shares/own shares	2018 €m	2017 €m
At 1 January	(15)	(14)
New shares allotted to the Employee Benefit Trust (own shares)	(56)	(63)
Own shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	56	63
Shares acquired by CRH plc (Treasury Shares) (i) (ii)	(789)	-
Shares acquired by Employee Benefit Trust (own shares)	(3)	(3)
Treasury Shares/own shares reissued	15	2
At 31 December	(792)	(15)

Notes (i) to (ii) are set out below.

CRH Annual Report and Form 20-F | 2018

The movement in the number of Treasury Shares/own shares during the financial year was as follows:

	2018	2017
At 1 January	391,757	368,403
New shares allotted to the Employee Benefit Trust (own shares)	2,034,112	1,890,668
Own shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	(2,034,112)	(1,890,668)
Shares acquired by CRH plc (Treasury Shares) (i) (ii)	27,901,471	-
Shares acquired by Employee Benefit Trust (own shares)	108,377	96,783
Treasury Shares/own shares reissued (iii)	(557,678)	(73,429)
At 31 December	27,843,927	391,757

Split of Treasury/own shares (iv)
Treasury Shares	27,551,386	53,848
Own shares	292,541	337,909
	27,843,927	391,757

(i)

In April 2018, CRH announced its intention to introduce a share repurchase programme to repurchase Ordinary Shares (including Income Shares) of up to €1 billion (the ‘Programme’). CRH subsequently announced in May 2018 and August 2018 that it had entered into arrangements with UBS A.G., London Branch and, in November 2018 with Merril Lynch International, to repurchase Ordinary Shares on CRH’s behalf. At 31 December 2018 the total cost of shares repurchased under the programme was €789 million.

(ii)	On 2 January 2019, CRH commenced Phase 4 of the Programme through arrangements, for an additional €200 million, with UBS A.G., London Branch. This will complete the share buyback programme.

(iii)	These reissued Treasury Shares were previously purchased at an average price of €27.96 (2017: €15.89).

(iv)

As at the balance sheet date, the nominal value of the Treasury Shares and own shares was €9.4 million and €0.1 million respectively (2017: €nil million and €0.1 million respectively). Dividends have been waived by the Trustees of the own shares.

Reconciliation of shares issued to net proceeds	2018 €m	2017 €m	2016 €m
Shares issued at nominal amount:
- Performance Share Plan Awards	1	1	-
- scrip shares issued in lieu of cash dividends	-	1	2
- share options and share participation schemes	-	-	1
Premium on shares issued	117	180	216
Total value of shares issued	118	182	219
Issue of scrip shares in lieu of cash dividends (note 13)	(51)	(77)	(167)
Shares allotted to the Employee Benefit Trust (v)	(56)	(63)	-
Net proceeds from issue of shares	11	42	52

(v)

During the year, shares were allotted to the Employee Benefit Trust to satisfy the vesting and release of awards under the 2014 Performance Share Plan to qualifying employees. An increase in nominal Share Capital and Share Premium of €56 million (2017: €63 million) arose on the allotment to the Employee Benefit Trust.

Share premium	2018 €m	2017 €m
At 1 January	6,417	6,237
Premium arising on shares issued	117	180
At 31 December	6,534	6,417

CRH Annual Report and Form 20-F | 2018

32. Business Combinations

The acquisitions completed during the year ended 31 December 2018 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:

France: Bellefleur Group (1 July);

Ireland: land adjacent to Gooig Quarry (10 December) and land adjacent to Castlemine Quarry (19 December);

Isle of Man: Mini Mix Concrete Limited (19 September); and

UK: Alun Griffiths Contractors Ltd. (4 January), Hopkins Concrete Ltd. (13 April), certain assets of Breedon plc (1 July), land adjacent to Kingsley Quarry (16th July), land adjacent to Langford Quarry (21 September) and Keele & Kingsley Quarries (16 November).

Europe Lightside:

Australia: Connolly Key Joint Pty Ltd. (30 April); and

UK: NAL Developments Ltd. (3 April).

Europe Distribution:

Belgium: Florisan NV (1 August); and

Germany: Bergmann & Franz Nach. GmbH & Co. KG (1 November).

Americas Materials:

Substantial acquisition: On 20 June, CRH acquired Ash Grove Cement Company (Ash Grove), a leading US cement manufacturer headquartered in Overland Park, Kansas, US. Ash Grove operates eight cement plants across eight states, combined with extensive readymixed concrete, aggregates, packaged products (managed within our Americas Products segment post-acquisition) and associated logistics assets across the US.

Arkansas: Sharp’s Property (26 June);

Canada: certain assets of Seegmiller Companies (9 May);

Florida: American Cement Company, LLC. (17 April);

Georgia: assets of Martin Marietta’s Forsyth Quarry (27 April);

Idaho: assets of Valley Paving Company (2 April);

Maine: assets of Bruce A. Manzer, Inc. and North Country Concrete, LLC. (2 February);

Michigan: Maybee Property (5 April) and Denniston Property (10 April);

Mississippi: Hazlehurst Property (29 November);

Ohio: East Liberty Property (20 February), certain assets of Allard Excavation, LLC. and its affiliate Mae Materials, LLC. (16 May) and New Conklin Property (14 December);

Oklahoma: assets of Glover & Associates (6 June), certain assets of Mid-Continent Concrete Company and Alliance Transportation, Inc. (22 June) and Roberts Quarry (19 November);

Tennessee: Sand Products of Monterey, LLC. (21 September);

Texas: Robinson Property (9 April), Perales Property (3 July) and certain assets of Tex-Mix (18 September);

Virginia: certain assets of Pounding Mill Quarry Corporation (2 July);

Washington: assets of American Rock Products (2 March) and assets of Spokane Rock Products (2 March); and

West Virginia: David Hill Concrete (24 August).

Americas Products:

Alabama: Coral Industries, Inc. (10 April);

Canada: Les Distributions Vimac, Inc. (31 July);

Idaho: Valley Precast, Inc. (6 November);

Illinois: Concrete Specialties Company, Inc. (15 August);

Maine: SIGCO, LLC. (6 July); and

Utah: assets of Robertson Manufacturing, Inc. (22 March).

CRH Annual Report and Form 20-F | 2018

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Ash Grove	Other acquisitions	Total
	2018 €m	2018 €m	2018 €m	2017 €m	2016 €m
ASSETS

Non-current assets

Property, plant and equipment	2,076	538	2,614	1,536	19

Intangible assets	-	58	58	56	14

Equity accounted investments	1	-	1	-	-

Total non-current assets	2,077	596	2,673	1,592	33

Current assets

Inventories	183	72	255	114	9

Trade and other receivables (i)	191	127	318	129	28

Cash and cash equivalents	48	21	69	174	4

Total current assets	422	220	642	417	41

LIABILITIES

Trade and other payables	(94)	(130)	(224)	(149)	(14)

Provisions for liabilities	(81)	(3)	(84)	(49)	18

Retirement benefit obligations	(114)	(1)	(115)	(52)	(1)

Interest-bearing loans and borrowings and finance leases	(32)	(42)	(74)	(12)	(3)

Current income tax liabilities	(8)	(7)	(15)	(22)	4

Deferred income tax liabilities	(365)	(46)	(411)	(132)	35

Total liabilities	(694)	(229)	(923)	(416)	39

Total identifiable net assets at fair value	1,805	587	2,392	1,593	113

Goodwill arising on acquisition (ii)	1,204	300	1,504	487	71

Joint ventures becoming subsidiaries	-	(120)	(120)	-	-

Non-controlling interests*	(48)	-	(48)	(20)	(9)

Total consideration	2,961	767	3,728	2,060	175

Consideration satisfied by:

Cash payments	2,961	613	3,574	2,015	153

Asset exchange	-	12	12	-	-

Deferred consideration (stated at net present cost)	-	10	10	45	21

Contingent consideration (iii)	-	93	93	-	1

Profit on step acquisition (iv)	-	39	39	-	-

Total consideration	2,961	767	3,728	2,060	175

Net cash outflow arising on acquisition

Cash consideration	2,961	613	3,574	2,015	153

Less: cash and cash equivalents acquired	(48)	(21)	(69)	(174)	(4)

Total outflow in the Consolidated Statement of Cash Flows	2,913	592	3,505	1,841	149

Notes (i) to (iv) are set out overleaf.

* Non-controlling interests are measured at the proportionate share of net assets.	193

CRH Annual Report and Form 20-F | 2018

32. Business Combinations - continued

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. The acquisition of Ash Grove is deemed to be a material acquisition. None of the remaining acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. Due to the size and scale of the Ash Grove acquisition, the determination of the fair values of identifiable assets acquired and liabilities assumed as disclosed on page 193 are provisional (principally in respect of property, plant and equipment, provisions for liabilities and the associated goodwill and deferred tax aspects). The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

(i)	Trade and other receivables

	Gross contractual amounts due			Loss allowance			Fair value
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Ash Grove	194	-	-	(3)	-	-	191	-	-
Other acquisitions	130	132	30	(3)	(3)	(2)	127	129	28
Total Group	324	132	30	(6)	(3)	(2)	318	129	28

(ii)

The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. €277 million of the goodwill recognised in respect of acquisitions completed in 2018 is expected to be deductible for tax purposes (2017: €260 million; 2016: €15 million).

(iii)

The fair value of contingent consideration of €93 million is arrived at through discounting the expected payment (based on scenario modelling) to present value. On an undiscounted basis, the corresponding future payments on current year acquisitions, for which the Group may be liable, ranges from €136 million to €206 million. This is based on a range of estimated potential outcomes of the expected payment amounts.

(iv)

The profit on step acquisition relates to the acquisition of a controlling stake in American Cement Company, LLC. A gain of €39 million was recognised from remeasuring the 50% equity interest in the acquiree held by the Group prior to the business combination to its acquisition date fair value of €52 million. The gain is recognised within the profit on disposals line in the Consolidated Income Statement.

Acquisition-related costs	2018 €m	2017 €m	2016 €m
Ash Grove	13	-	-
Other acquisitions	7	11	2
Total Group	20	11	2

The above acquisition-related costs, which exclude post-acquisition integration costs, have been included in operating costs in the Consolidated Income Statement (note 4).

CRH Annual Report and Form 20-F | 2018

The following table analyses the 44 acquisitions completed in 2018 (2017: 31 acquisitions; 2016: 21 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions			Goodwill			Consideration
Reportable segments	2018	2017	2016	2018	2017	2016	2018	2017	2016
				€m	€m	€m	€m	€m	€m
Europe Heavyside	10	8	5	46	155	2	86	698	15
Europe Lightside	2	-	2	14	-	7	34	-	22
Europe Distribution	2	2	1	-	17	-	33	30	-
Europe	14	10	8	60	172	9	153	728	37

Americas Materials (i)	24	13	8	1,353	239	10	3,398	1,171	97
Americas Products (i)	6	8	5	60	76	7	177	162	33
Americas	30	21	13	1,413	315	17	3,575	1,333	130

Total Group	44	31	21	1,473	487	26	3,728	2,061	167
Adjustments to provisional fair values of prior year acquisitions				31	-	45	-	(1)	8
Total				1,504	487	71	3,728	2,060	175

(i)

The acquisition of Ash Grove is included within the Americas Materials segment with a portion of goodwill and consideration being allocated to the Americas Products segment to reflect the acquired packaged products business.

The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	Ash Grove 2018 €m	Other acquisitions 2018 €m	Total 2018 €m	2017 €m	2016 €m
Revenue	633	595	1,228	532	101
Profit/(loss) before tax for the financial year	119	25	144	(2)	1

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2018
	2018 acquisitions €m	CRH Group excluding 2018 acquisitions €m	CRH Group including 2018 acquisitions €m
Revenue	2,095	25,562	27,657
Profit before tax for the financial year	190	1,718	1,908

CRH Annual Report and Form 20-F | 2018

33. Non-controlling Interests

The total non-controlling interest at 31 December 2018 is €525 million (2017: €486 million) of which €384 million (2017: €391 million) relates to Republic Cement & Building Materials (RCBM), Inc. and Republic Cement Land & Resources (RCLR), Inc. The non-controlling interests in respect of the Group’s other subsidiaries are not considered to be material.

Name	Principal activity	Country of incorporation	Economic ownership interest held by non-controlling interest

Republic Cement & Building Materials, Inc.	Manufacture, development and	Philippines	45%
and Republic Cement Land & Resources Inc.	sale of cement and building materials

The following is summarised financial information for RCBM and RCLR prepared in accordance with IFRS 12 Disclosure of Interests in Other Entities. This information is before intragroup eliminations with other Group companies.

Summarised financial information	2018 €m	2017 €m
(Loss)/profit for the year	(11)	14

Current assets	153	159
Non-current assets	1,351	1,292
Current liabilities	(160)	(140)
Non-current liabilities	(712)	(663)
Net assets	632	648

Cash flows from operating activities	36	9

There were no dividends paid to non-controlling interests during the current or the prior year.

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

CRH Annual Report and Form 20-F | 2018

34. Related Party Transactions

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 128 to 138. The Group’s principal subsidiaries, joint ventures and associates are disclosed on pages 252 to 257.

Sales to and purchases from joint ventures and associates are as follows:

	Joint Ventures			Associates
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Sales	107	111	88	40	51	56
Purchases	31	55	54	193	400	401

Loans extended by the Group to joint ventures and associates (see note 17) are included in financial assets. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 19 and 20 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arms-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with joint ventures and associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (as disclosed in note 17) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company.

Key management remuneration amounted to:	2018 €m	2017 €m	2016 €m
Short-term benefits	8	9	13
Post-employment benefits	1	1	1
Share-based payments - calculated in accordance with the principles disclosed in note 9	4	3	3
Total	13	13	17

Other than these compensation entitlements, there were no other transactions involving key management personnel.

Lease arrangements

CRH has a number of lease arrangements in place with related parties across the Group, which have been negotiated on an arms-length basis at market rates. We do not consider these arrangements to be material either individually or collectively in the context of the 2018, 2017 and 2016 Consolidated Financial Statements.

35. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 123 to 206 in respect of the year ended 31 December 2018 on 27 February 2019.

CRH Annual Report and Form 20-F | 2018

36. Supplemental Guarantor Information

The following consolidating information presents Condensed Consolidated Balance Sheets as at 31 December 2018 and 2017 and Condensed Consolidated Income Statements and Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flow for the years ended 31 December 2018, 2017 and 2016 of the Company and CRH America, Inc. as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRH America, Inc. is 100% owned by the Company. The Guarantees of the Guarantor are full and unconditional. CRH plc also fully and unconditionally guarantees securities issued by CRH America Finance, Inc., which is a 100% owned finance subsidiary of CRH plc.

CRH America, Inc. (the ‘Issuer’) has the following notes which are fully and unconditionally guaranteed by CRH plc (the ‘Guarantor’):

US$400 million 5.750% Notes due 2021 – listed on the NYSE

US$1,250 million 3.875% Notes due 2025 – listed on Euronext Dublin

US$300 million 6.40% Notes due 2033 – listed on Euronext Dublin (i)

US$500 million 5.125% Notes due 2045 – listed on Euronext Dublin

(i)

Originally issued as a US$300 million bond in September 2003. Subsequently in August 2009 and December 2010, US$87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken.

CRH Annual Report and Form 20-F | 2018

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2018

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	15,761	-	15,761
Intangible assets	-	-	8,433	-	8,433
Subsidiaries	14,892	572	1,682	(17,146)	-
Investments accounted for using the equity method	-	-	1,163	-	1,163
Advances to subsidiaries and parent undertakings	-	3,550	-	(3,550)	-
Other financial assets	-	-	23	-	23
Other receivables	-	-	181	-	181
Derivative financial instruments	-	-	30	-	30
Deferred income tax assets	-	-	71	-	71
Total non-current assets	14,892	4,122	27,344	(20,696)	25,662

Current assets
Inventories	-	-	3,061	-	3,061
Trade and other receivables	-	-	4,074	-	4,074
Advances to subsidiaries and parent undertakings	1,233	-	507	(1,740)	-
Current income tax recoverable	-	-	15	-	15
Derivative financial instruments	-	-	15	-	15
Cash and cash equivalents	411	-	1,935	-	2,346
Total current assets	1,644	-	9,607	(1,740)	9,511

Total assets	16,536	4,122	36,951	(22,436)	35,173

EQUITY
Capital and reserves attributable to the Company’s equity holders	16,029	1,950	15,196	(17,146)	16,029
Non-controlling interests	-	-	525	-	525
Total equity	16,029	1,950	15,721	(17,146)	16,554

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,098	6,600	-	8,698
Derivative financial instruments	-	16	2	-	18
Deferred income tax liabilities	-	-	2,209	-	2,209
Other payables	-	-	472	-	472
Advances from subsidiary and parent undertakings	-	-	3,550	(3,550)	-
Retirement benefit obligations	-	-	424	-	424
Provisions for liabilities	-	-	719	-	719
Total non-current liabilities	-	2,114	13,976	(3,550)	12,540

Current liabilities
Trade and other payables	-	21	4,588	-	4,609
Advances from subsidiary and parent undertakings	507	-	1,233	(1,740)	-
Current income tax liabilities	-	-	443	-	443
Interest-bearing loans and borrowings	-	37	581	-	618
Derivative financial instruments	-	-	41	-	41
Provisions for liabilities	-	-	368	-	368
Total current liabilities	507	58	7,254	(1,740)	6,079

Total liabilities	507	2,172	21,230	(5,290)	18,619

Total equity and liabilities	16,536	4,122	36,951	(22,436)	35,173

CRH Annual Report and Form 20-F | 2018

36. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2017

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	13,094	-	13,094
Intangible assets	-	-	7,214	-	7,214
Subsidiaries	8,658	458	1,682	(10,798)	-
Investments accounted for using the equity method	-	-	1,248	-	1,248
Advances to subsidiaries and parent undertakings	-	3,627	-	(3,627)	-
Other financial assets	-	-	25	-	25
Other receivables	-	-	156	-	156
Derivative financial instruments	-	-	30	-	30
Deferred income tax assets	-	-	95	-	95
Total non-current assets	8,658	4,085	23,544	(14,425)	21,862

Current assets
Inventories	-	-	2,715	-	2,715
Trade and other receivables	-	4	3,626	-	3,630
Advances to subsidiaries and parent undertakings	6,141	-	704	(6,845)	-
Current income tax recoverable	-	-	165	-	165
Derivative financial instruments	-	4	30	-	34
Cash and cash equivalents	401	-	1,714	-	2,115
Assets held for sale	-	-	1,112	-	1,112
Total current assets	6,542	8	10,066	(6,845)	9,771

Total assets	15,200	4,093	33,610	(21,270)	31,633

EQUITY
Capital and reserves attributable to the Company’s equity holders	14,491	1,797	9,001	(10,798)	14,491
Non-controlling interests	-	-	486	-	486
Total equity	14,491	1,797	9,487	(10,798)	14,977

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,020	5,640	-	7,660
Derivative financial instruments	-	3	-	-	3
Deferred income tax liabilities	-	-	1,666	-	1,666
Other payables	-	-	226	-	226
Advances from subsidiary and parent undertakings	-	-	3,627	(3,627)	-
Retirement benefit obligations	-	-	377	-	377
Provisions for liabilities	-	-	693	-	693
Total non-current liabilities	-	2,023	12,229	(3,627)	10,625

Current liabilities
Trade and other payables	3	29	4,502	-	4,534
Advances from subsidiary and parent undertakings	704	-	6,141	(6,845)	-
Current income tax liabilities	-	-	458	-	458
Interest-bearing loans and borrowings	2	244	70	-	316
Derivative financial instruments	-	-	11	-	11
Provisions for liabilities	-	-	371	-	371
Liabilities associated with assets classified as held for sale	-	-	341	-	341
Total current liabilities	709	273	11,894	(6,845)	6,031

Total liabilities	709	2,296	24,123	(10,472)	16,656

Total equity and liabilities	15,200	4,093	33,610	(21,270)	31,633

CRH Annual Report and Form 20-F | 2018

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2018
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	26,790	-	26,790
Cost of sales	-	-	(18,152)	-	(18,152)
Gross profit	-	-	8,638	-	8,638
Operating income/(costs)	1,741	-	(8,202)	-	(6,461)
Group operating profit	1,741	-	436	-	2,177
Loss on disposals	(15)	-	(9)	-	(24)
Profit before finance costs	1,726	-	427	-	2,153
Finance costs	-	(224)	(346)	231	(339)
Finance income	1	231	33	(231)	34
Other financial expense	-	-	(46)	-	(46)
Share of subsidiaries’ profit before tax	71	115	-	(186)	-
Share of equity accounted investments’ profit	60	-	60	(60)	60
Profit before tax from continuing operations	1,858	122	128	(246)	1,862
Income tax expense	(426)	(32)	(394)	426	(426)
Group profit for the financial year from continuing operations	1,432	90	(266)	180	1,436
Profit after tax for the financial year from discontinued operations	1,085	-	1,085	(1,085)	1,085
Group profit for the financial year	2,517	90	819	(905)	2,521

Profit attributable to:
Equity holders of the Company
From continuing operations	1,432	90	(270)	180	1,432
From discontinued operations	1,085	-	1,085	(1,085)	1,085
Non-controlling interests
From continuing operations	-	-	4	-	4
Group profit for the financial year	2,517	90	819	(905)	2,521

Supplemental Condensed Consolidated Statement of Comprehensive Income
Group profit for the financial year	2,517	90	819	(905)	2,521
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	277	63	213	(277)	276
Losses relating to cash flow hedges	(40)	-	(40)	40	(40)
Tax relating to cash flow hedges	5	-	5	(5)	5
	242	63	178	(242)	241
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	10	-	10	(10)	10
Tax relating to retirement benefit obligations	(1)	-	(1)	1	(1)
	9	-	9	(9)	9

Total other comprehensive income for the financial year	251	63	187	(251)	250

Total comprehensive income for the financial year	2,768	153	1,006	(1,156)	2,771

Attributable to:
Equity holders of the Company	2,768	153	1,003	(1,156)	2,768
Non-controlling interests	-	-	3	-	3
Total comprehensive income for the financial year	2,768	153	1,006	(1,156)	2,771

CRH Annual Report and Form 20-F | 2018

36. Supplemental Guarantor Information - continued

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

CRH Annual Report and Form 20-F | 2018

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

CRH Annual Report and Form 20-F | 2018

36. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2018
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax from continuing operations	1,858	122	128	(246)	1,862
Profit before tax from discontinued operations	1,558	-	1,558	(1,558)	1,558
Profit before tax	3,416	122	1,686	(1,804)	3,420
Finance costs (net)	(1)	(7)	359	-	351
Share of subsidiaries’ profit before tax	(1,629)	(115)	-	1,744	-
Share of equity accounted investments’ profit	(60)	-	(60)	60	(60)
Loss/(profit) on disposals	15	-	(1,554)	-	(1,539)
Group operating profit	1,741	-	431	-	2,172
Depreciation charge	-	-	1,071	-	1,071
Amortisation of intangible assets	-	-	61	-	61
Impairment charge	-	-	56	-	56
Share-based payment (income)/expense	(13)	-	80	-	67
Other (primarily pension payments)	-	-	(67)	-	(67)
Net movement on working capital and provisions	-	(4)	(459)	-	(463)
Cash generated from operations	1,728	(4)	1,173	-	2,897
Interest paid (including finance leases)	-	(224)	(342)	231	(335)
Corporation tax paid	-	(32)	(631)	-	(663)
Net cash inflow/(outflow) from operating activities	1,728	(260)	200	231	1,899

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	3,009	-	3,009
Interest received	1	231	33	(231)	34
Dividends received from equity accounted investments	-	-	48	-	48
Purchase of property, plant and equipment	-	-	(1,121)	-	(1,121)
Advances from subsidiary and parent undertakings	(184)	241	238	(295)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(3,505)	-	(3,505)
Other investments and advances	-	-	(2)	-	(2)
Deferred and contingent acquisition consideration paid	-	-	(55)	-	(55)
Net cash (outflow)/inflow from investing activities	(183)	472	(1,355)	(526)	(1,592)

Cash flows from financing activities
Proceeds from issue of shares (net)	11	-	-	-	11
Proceeds from exercise of share options	7	-	-	-	7
Advances to subsidiary and parent undertakings	(238)	-	(57)	295	-
Increase in interest-bearing loans, borrowings and finance leases	-	31	1,403	-	1,434
Net cash flow arising from derivative financial instruments	-	-	6	-	6
Treasury/own shares purchased	(792)	-	-	-	(792)
Repayment of interest-bearing loans, borrowings and finance leases	(2)	(243)	(1)	-	(246)
Dividends paid to equity holders of the Company	(521)	-	-	-	(521)
Dividends paid to non-controlling interests	-	-	(12)	-	(12)
Net cash (outflow)/inflow from financing activities	(1,535)	(212)	1,339	295	(113)

Increase in cash and cash equivalents	10	-	184	-	194

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	401	-	1,734	-	2,135
Translation adjustment	-	-	17	-	17
Increase in cash and cash equivalents	10	-	184	-	194
Cash and cash equivalents at 31 December	411	-	1,935	-	2,346

CRH Annual Report and Form 20-F | 2018

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2017
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax from continuing operations	1,843	90	1,836	(1,902)	1,867
Profit before tax from discontinued operations	146	-	146	(146)	146
Profit before tax	1,989	90	1,982	(2,048)	2,013
Finance costs (net)	(2)	(7)	358	-	349
Share of subsidiaries’ profit before tax	(1,900)	(83)	-	1,983	-
Share of equity accounted investments’ profit	(65)	-	(65)	65	(65)
Profit on disposals	-	-	(59)	-	(59)
Group operating profit	22	-	2,216	-	2,238
Depreciation charge	-	-	1,006	-	1,006
Amortisation of intangible assets	-	-	66	-	66
Share-based payment (income)/expense	(1)	-	66	-	65
Other (primarily pension payments)	-	-	(186)	-	(186)
Net movement on working capital and provisions	-	(11)	(198)	-	(209)
Cash generated from operations	21	(11)	2,970	-	2,980
Interest paid (including finance leases)	-	(236)	(323)	242	(317)
Corporation tax paid	-	(29)	(445)	-	(474)
Net cash inflow/(outflow) from operating activities	21	(276)	2,202	242	2,189

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	222	-	222
Interest received	2	242	9	(242)	11
Dividends received from equity accounted investments	-	-	31	-	31
Purchase of property, plant and equipment	-	-	(1,044)	-	(1,044)
Advances from subsidiary and parent undertakings	407	356	-	(763)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(1,841)	-	(1,841)
Other investments and advances	-	-	(11)	-	(11)
Deferred and contingent acquisition consideration paid	-	-	(53)	-	(53)
Net cash inflow/(outflow) from investing activities	409	598	(2,687)	(1,005)	(2,685)

Cash flows from financing activities
Proceeds from issue of shares (net)	42	-	-	-	42
Transactions involving non-controlling interests	-	-	(37)	-	(37)
Advances to subsidiary and parent undertakings	-	-	(763)	763	-
Increase in interest-bearing loans, borrowings and finance leases	-	6	1,004	-	1,010
Net cash flow arising from derivative financial instruments	-	11	158	-	169
Premium paid on early debt redemption	-	(18)	-	-	(18)
Treasury/own shares purchased	(3)	-	-	-	(3)
Repayment of interest-bearing loans, borrowings and finance leases	-	(321)	(22)	-	(343)
Dividends paid to equity holders of the Company	(469)	-	-	-	(469)
Dividends paid to non-controlling interests	-	-	(8)	-	(8)
Net cash (outflow)/inflow from financing activities	(430)	(322)	332	763	343

Decrease in cash and cash equivalents	-	-	(153)	-	(153)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	401	-	2,048	-	2,449
Translation adjustment	-	-	(161)	-	(161)
Decrease in cash and cash equivalents	-	-	(153)	-	(153)
Cash and cash equivalents at 31 December	401	-	1,734	-	2,135

CRH Annual Report and Form 20-F | 2018

36. Supplemental Guarantor Information - continued

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

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

208

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

209

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

210

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

211

CRH Annual Report and Form 20-F | 2018

[THIS PAGE INTENTIONALLY LEFT BLANK]

212

CRH Annual Report and Form 20-F I 2018

213

CRL
crlaurence.com.au

CRL, part of CRH's Americas Products Division, opened a new, state-of-the-art service centre in Perth, Australia in 2018. The 50,000-square-foot facility allows CRL to boost its distribution capabilities, increase stock inventories and provide shorter lead times to customers in Western Australia. The Perth facility is located in Canning Vale and forms part of CRL's network of service centres with locations in Sydney and Melbourne. CRL has over 40 service centres spread across Australia, North America, and Europe.

214

CRH Annual Report and Form 20-F | 2018

Selected Financial Data

The Consolidated Financial Statements of CRH plc have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Selected financial data is presented below for the five years ended on 31 December 2018. For the three years ended 31 December 2018, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance section included elsewhere in this Annual Report and Form 20-F.

Year ended 31 December (amounts in millions, except per share data)

	2018 €m	2017 €m	2016 €m	2015 €m	2014 €m
Consolidated Income Statement data

Revenue	26,790	25,220	24,789	21,406	17,136

Group operating profit	2,177	2,095	1,908	1,166	834

Profit attributable to equity holders of the Company	1,432	1,788	1,162	639	520

Basic earnings per Ordinary Share	172.0c	214.0c	140.4c	78.7c	70.4c

Diluted earnings per Ordinary Share	171.2c	212.7c	139.4c	78.3c	70.4c

Dividends paid during calendar year per Ordinary Share	68.4c	65.4c	62.8c	62.5c	62.5c

Average number of Ordinary Shares outstanding (i)	832.4	835.6	827.8	812.3	737.6

All data relates to continuing operations

Consolidated Balance Sheet data

Total assets	35,173	31,633	31,594	32,007	22,017

Net assets (ii)	16,554	14,977	14,443	13,544	10,198

Ordinary shareholders’ equity	16,028	14,490	13,894	13,014	10,176

Equity share capital	287	286	284	281	253

Number of Ordinary Shares (i)	843.4	839.0	832.8	823.9	744.5

Number of Treasury Shares and own shares (i)	27.8	0.4	0.4	1.3	3.8

Number of Ordinary Shares net of Treasury Shares and own shares (i)	815.6	838.6	832.4	822.6	740.7

(i)	All share numbers are shown in millions of shares.

(ii)	Net assets is calculated as the sum of total assets less total liabilities.

216

CRH Annual Report and Form 20-F I 2018 Non-GAAP Performance Measures

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

Reconciliation of Revenue, EBITDA (as defined)* and Operating Profit by segment

	Year ended 31 December
	Revenue			Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit (i)
	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m	2018 €m	2017 €m	2016 €m
Continuing operations

Europe Heavyside	7,611	6,902	6,945	911	839	781	410	361	395	501	478	386

Europe Lightside	1,508	1,440	1,392	152	143	137	42	41	45	110	102	92

Europe Distribution	3,856	4,145	4,066	181	269	206	69	62	76	112	207	130

Europe	12,975	12,487	12,403	1,244	1,251	1,124	521	464	516	723	787	608

Americas Materials	8,951	7,970	7,598	1,493	1,270	1,204	484	412	386	1,009	858	818

Americas Products	4,433	4,327	4,280	603	573	543	144	138	132	459	435	411

Americas	13,384	12,297	11,878	2,096	1,843	1,747	628	550	518	1,468	1,293	1,229

Asia	431	436	508	25	52	109	39	37	38	(14)	15	71

Total Group from continuing operations	26,790	25,220	24,789	3,365	3,146	2,980	1,188	1,051	1,072	2,177	2,095	1,908

Discontinued operations

Americas Distribution	7	2,343	2,315	(5)	164	150	-	21	31	(5)	143	119

Total Group	26,797	27,563	27,104	3,360	3,310	3,130	1,188	1,072	1,103	2,172	2,238	2,027

Group operating profit from continuing operations										2,177	2,095	1,908

(Loss)/profit on disposals										(24)	56	53

Finance costs less income										(305)	(289)	(317)

Other financial expense										(46)	(60)	(66)

Share of equity accounted investments’ profit										60	65	42

Profit before tax from continuing operations										1,862	1,867	1,620

Income tax expense										(426)	(55)	(431)

Group profit for the financial year from continuing operations										1,436	1,812	1,189

Profit after tax for the financial year from discontinued operations										1,085	107	81

Group profit for the financial year										2,521	1,919	1,270

(i)	Throughout this document, Group operating profit is reported as shown in the Consolidated Income Statement and excludes profit on disposals.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F | 2018

Non-GAAP Performance Measures - continued

Return on Net Assets

	2018 (i) €m	2017 €m	2016 €m

Group operating profit from continuing operations	2,177	2,095	1,908

Group operating profit from discontinued operations	-	143	119

Group operating profit (numerator for RONA computation)	2,177	2,238	2,027

Current year

Segment assets (ii)	31,510	26,809	27,581

Segment liabilities (ii)	(6,592)	(6,201)	(6,927)

Group segment net assets	24,918	20,608	20,654

Assets held for sale	-	1,112	-

Liabilities associated with assets classified as held for sale	-	(341)	-

Group net assets (including net assets held for sale)	24,918	21,379	20,654

Prior year

Segment assets (ii)	26,809	27,581	27,881

Segment liabilities (ii)	(6,201)	(6,927)	(6,794)

Group segment net assets	20,608	20,654	21,087

Average net assets including net assets held for sale (denominator for RONA computation)	22,763	21,017	20,871

RONA	9.6%	10.6%	9.7%

(i)

In line with the purpose of the metric, as set out on page 220, to “measure management’s ability to generate profits from the net assets required to support that business”, for the 2018 calculation, as the net segment assets classified as held for sale at 31 December 2017 were disposed of on 2 January 2018, these have been excluded from the prior year element. For consistency, the related immaterial operating loss of €5 million is also excluded.

Reconciliation of Segment Assets and Liabilities to Group Assets and Liabilities

	2018 €m	2017 €m	2016 €m	2015 €m

Assets

Segment assets (ii)	31,510	26,809	27,581	27,881

Reconciliation to total assets as reported in the Consolidated Balance Sheet:

Investments accounted for using the equity method	1,163	1,248	1,299	1,317

Other financial assets	23	25	26	28

Derivative financial instruments (current and non-current)	45	64	76	109

Income tax assets (current and deferred)	86	260	163	154

Cash and cash equivalents	2,346	2,115	2,449	2,518

Assets held for sale	-	1,112	-	-

Total assets as reported in the Consolidated Balance Sheet	35,173	31,633	31,594	32,007

Liabilities

Segment liabilities (ii)	6,592	6,201	6,927	6,794

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:

Interest-bearing loans and borrowings (current and non-current)	9,316	7,976	7,790	9,221

Derivative financial instruments (current and non-current)	59	14	32	24

Income tax liabilities (current and deferred)	2,652	2,124	2,402	2,424

Liabilities associated with assets classified as held for sale	-	341	-	-

Total liabilities as reported in the Consolidated Balance Sheet	18,619	16,656	17,151	18,463

(ii)	Segment assets and liabilities as disclosed in note 2 to the Consolidated Financial Statements.

218

CRH Annual Report and Form 20-F I 2018

Calculation of EBITDA (as defined)* Net Interest Cover

	2018 €m	2017 €m	2016 €m

Interest

Finance costs (i)	339	301	325

Finance income (i)	(34)	(12)	(8)

Net interest	305	289	317

EBITDA (as defined)* from continuing operations	3,365	3,146	2,980

	Times
EBITDA (as defined)* Net Interest Cover (EBITDA (as defined)* divided by net interest)	11.0	10.9	9.4
(i) These items appear on the Consolidated Income Statement on page 123. Calculation of Net Debt/EBITDA (as defined)*
	2018 €m	2017 €m
Net debt

Cash and cash equivalents (i)	2,346	2,115

Interest-bearing loans and borrowings (i)	(9,316)	(7,976)

Derivative financial instruments (net) (i)	(14)	50
Group net debt excluding net debt reclassified as held for sale (i) (ii)	(6,984)	(5,811)

EBITDA (as defined)* from continuing operations	3,365	3,146

	Times
Net Debt divided by EBITDA (as defined)* from continuing operations (ii)	2.1	1.8

(i)  These items appear in notes 22 to 26 to the Consolidated Financial Statements.

(ii)  Net debt/EBITDA (as defined)* from continuing and discontinued operations was 2.1x (2017: 1.8x). 2017 Group net debt including net debt reclassified as held for sale of €15 million was €5,796 million.

Adjusted Basic Earnings per Ordinary Share

		2017 €m

Numerator for basic and diluted earnings per Ordinary Share (i)		1,895

One-off Swiss pension past service credit (net of tax) (ii)		(59)

One-off deferred tax credit (including credit relating to discontinued operations)		(447)

Numerator for adjusted basic EPS excluding one-off gains per Ordinary Share from continuing and discontinued operations		1,389

Average shares (i)		835.6

Adjusted basic earnings per Ordinary Share - continuing and discontinued operations		166.2c

Dividend declared for the year		68.0c

Dividend cover (adjusted basic earnings per share/dividend declared per share)		2.4x

(i)	These items appear in note 14 to the Consolidated Financial Statements.

(ii)	The one-off Swiss pension past service credit was €81 million before a tax charge of €22 million.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Non-GAAP Performance Measures - continued

EBITDA (as defined). EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax and is quoted by management in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. EBITDA (as defined)* and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker. EBITDA (as defined)* margin is calculated by expressing EBITDA (as defined)* as a percentage of sales.

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

Net Debt/EBITDA (as defined)* is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of Net Debt to EBITDA (as defined)* and is calculated on page 219.

EBITDA (as defined)* Net Interest Cover. EBITDA (as defined)* Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of EBITDA (as defined)* to Net Interest and is calculated on page 219. The definitions and calculations used as a metric in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 25 to the Consolidated Financial Statements.

RONA. Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH’s business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base. RONA is calculated by expressing total Group operating profit as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (including liabilities associated with assets classified as held for sale) as shown on page 218 and detailed in note 2 to the Consolidated Financial Statements, and excludes equity accounted investments and other financial assets, net debt (as previously defined) and tax assets & liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

Organic Revenue, Organic Operating Profit and Organic EBITDA (as defined)*. CRH pursues a strategy of growth through acquisitions and investments, with €3,562 million spent on acquisitions and investments in 2018 (2017: €1,905 million). Acquisitions completed in 2017 and 2018 contributed incremental sales revenue of €1,855 million, operating profit of €226 million and EBITDA (as defined)* of €357 million in 2018. Proceeds from divestments and non-current asset disposals amounted to €3,009 million (net of cash disposed and deferred proceeds) (2017: €222 million). The sales impact of divested activities in 2018 was a negative €348 million and the impact at an operating profit and EBITDA (as defined)* level was a negative €26 million and €36 million respectively.

The euro strengthened against most major currencies during 2018 resulting in the average euro/US Dollar rate weakening from 1.1297 in 2017 to 1.1810 in 2018 and the Pound Sterling weakening from an average 0.8767 in 2017 to 0.8847 in 2018. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table on page 28.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA (as defined)* as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.

Organic revenue, organic operating profit and organic EBITDA (as defined)* is arrived at by excluding the incremental revenue, operating profit and EBITDA (as defined)* contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance section on pages 24 to 51, changes in organic revenue, organic operating profit and organic EBITDA (as defined)* are presented as additional measures of revenue, operating profit and EBITDA (as defined)* to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA (as defined)* to the changes in total revenue, operating profit and EBITDA (as defined)* for the Group and by segment, is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 32.

Revenue from continuing and discontinued operations, EBITDA (as defined)* from continuing and discontinued operations and Operating Profit from continuing and discontinued operations. As detailed in note 3 to the Consolidated Financial Statements, our Americas Distribution segment has been classified as discontinued operations in accordance with IFRS 5. In certain instances throughout the Annual Report and Form 20-F we refer to revenue, EBITDA (as defined)* and operating profit from continuing and discontinued operations. Information presented on this basis is useful to investors as (i) it provides a greater understanding of the Group’s performance and (ii) assists investors in the comparison of the Group’s performance with that of other companies. A reconciliation of each of these measures is detailed in note 2 to the Consolidated Financial Statements and on page 217.

Adjusted Basic Earnings per Ordinary Share. In 2017, adjusted basic earnings per Ordinary Share was used by management as it presented a more accurate picture of the profit attributable to equity holders of the Group, before certain one-off items (net of related tax). As these were one-off items, relating to 2017 only, no adjusted basic earnings per Ordinary Share is presented for 2018.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH Annual Report and Form 20-F I 2018

Contractual Obligations

An analysis of the maturity profile of debt, finance and operating leases, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2018 is as follows:

Contractual Obligations

Payments due by period	Total €m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m

Interest-bearing loans and borrowings (i)	9,309	620	1,705	1,128	5,856

Finance leases	21	5	6	4	6

Estimated interest payments on contractually-committed debt and finance leases (ii)	3,386	328	562	472	2,024

Deferred and contingent acquisition consideration	339	48	47	18	226

Operating leases	1,911	353	483	286	789

Purchase obligations (iii)	1,416	719	218	127	352

Retirement benefit obligation commitments (iv)	14	2	4	2	6

Total	16,396	2,075	3,025	2,037	9,259

(i)

Of the €9.3 billion total gross debt, €0.1 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

(ii)

These interest payments have been estimated on the basis of the following assumptions: (a) no change in variable interest rates; (b) no change in exchange rates; (c) that all debt is repaid as if it falls due from future cash generation; and (d) none is refinanced by future debt issuance.

(iii)

Purchase obligations include contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2018 for capital expenditure is set out in note 15 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

(iv)	These retirement benefit commitments comprise the contracted payments related to our pension schemes in the UK. See further details in note 29 to the Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

CRH addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2018, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% in floating interest rates or a 5% strengthening/weakening in the euro/US Dollar exchange rate. The euro/US Dollar rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the US. This analysis, set out in note 23 to the Consolidated Financial Statements, is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative and qualitative information and sensitivity analysis of market risk is contained in notes 22 to 26 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CRH Annual Report and Form 20-F | 2018

Property, Plants and Equipment

At 15 February 2019, CRH had a total of 3,152 building materials production locations and 553 Merchanting and DIY locations. 1,528 locations are leased, with the remaining 2,177 locations held on a freehold basis.

The significant subsidiary locations as at 31 December 2018 are the cement facilities in the US, Philippines, Poland, Ukraine, the UK, Romania, Canada, Slovakia, Ireland, Germany, France and Brazil. The clinker (the key intermediate product in the manufacture of cement) capacity for these locations is set out in the table below. Further details on locations and products manufactured are provided on pages 258 and 259.

None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 135 and in note 15 to the Consolidated Financial Statements on page 158.

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker capacity (tonnes per hour)

Ash Grove	United States	8	934

Republic Cement	Philippines	5	613

Grupa Ożarów	Poland	1	342

Podilsky Cement PJSC	Ukraine	1	325

Tarmac	United Kingdom	3	306

CRH Romania	Romania	2	305

CRH Canada	Canada	2	292

CRH Slovakia	Slovakia	2	290

Irish Cement	Ireland	2	288

Opterra	Germany	2	268

Eqiom	France	3	243

CRH Brazil	Brazil	3	200

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

Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16 to CRH’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission (SEC).

CRH Annual Report and Form 20-F I 2018 Mineral Reserves

Activities with Reserves Backing (i)

			Property acreage (hectares) (ii)				% of mineral reserves by rock type
	Physical location	No. of quarries /pits	Owned	Leased	Proven & probable reserves (iii)	Years to depletion (iv)	Hard rock	Sand & gravel	Other	2018 Annualised extraction (v)

Europe Heavyside

	France	3	512	-	89	32	90%	-	10%	2.9

	Germany	3	314	-	153	55	100%	-	-	2.9

	Ireland	2	260	-	205	76	100%	-	-	2.9

	Poland	2	293	-	297	73	93%	6%	1%	4.4

	Romania	6	220	898	237	56	83%	-	17%	4.7

Cement	Serbia	2	57	41	107	135	100%	-	-	0.9

	Slovakia	5	331	47	299	138	92%	-	8%	2.0

	Spain	1	34	-	85	231	100%	-	-	0.4

	Switzerland	3	93	6	22	17	92%	-	8%	1.0

	Ukraine	2	240	-	125	44	78%	-	22%	2.8

	United Kingdom	11	700	154	274	68	97%	-	3%	4.1

	Finland	103	526	421	185	16	70%	30%	-	12.0

	France	51	636	917	242	27	70%	30%	-	8.6

	Ireland	123	5,182	74	1,096	70	85%	15%	-	17.0

Aggregates	Poland	3	243	10	146	48	100%	-	-	3.5

	Romania	14	120	325	54	32	96%	4%	-	1.5

	Spain	11	118	64	105	56	99%	1%	-	2.0

	United Kingdom	160	11,259	3,420	1,403	34	86%	14%	-	40.2

	Other	42	351	562	186	21	72%	28%	-	8.6

	Czech Republic,

	Ireland, Poland,

Lime	United Kingdom	4	155	11	115	34	100%	-	-	3.5

	Germany	9	779	10	263	37	100%	-	-	7.2

Subtotals		560	22,423	6,960	5,688		88%	10%	2%

Americas Materials

	Brazil	3	1,072	-	149	77	100%	-	-	2.0

Cement	Canada	2	717	-	290	93	100%	-	-	3.1

	United States	9	2,323	-	591	63	100%	-	-	9.4

Aggregates	Canada	46	5,865	662	721	39	82%	18%	-	20.1

	United States	828	49,798	21,072	15,413	100	75%	25%	-	168.0

Subtotals		888	59,775	21,734	17,164		77%	23%	-

Asia

Cement	Philippines	14	2,247	17	411	60	100%	-	-	7.2

Aggregates	Philippines	1	-	17	62	134	100%	-	-	0.3

Subtotals		15	2,247	34	473		100%	-	-

Group totals		1,463	84,445	28,728	23,325		80%	20%	-

(i)	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

(ii)	1 hectare equals approximately 2.47 acres.

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

CRH Annual Report and Form 20-F | 2018

Mineral Reserves - continued

The Group’s reserves for the production of primary building materials (which encompasses cement, lime, aggregates (stone, sand and gravel), asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications – see the table on the previous page setting out the activities with reserves backing.

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

The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2018 other than in business combination activities and specific instances where such a review was warranted.

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

CRH Annual Report and Form 20-F I 2018

Risk Factors

This section describes the key risk factors that could affect the Group’s business. If any of these risks occur, the Group’s business, financial condition, results of operations and prospects could be materially adversely affected.

The risk factors listed below should be considered in connection with any forward-looking statements in this Annual Report and Form 20-F and the cautionary statements contained in Corporate Governance - Disclaimer/Forward-Looking Statements on page 99.

The risk factors presented below are reviewed on an annual basis and represent the key risk factors faced by the Group at the time of compilation of the 2018 Annual Report and Form 20-F. During the course of 2019, new risk factors may materialise attributable to changes in markets, regulatory environments and other factors and existing risk factors may become less relevant.

The Risk Factors have been grouped to focus on key strategic, operational, compliance and financial and reporting risks.

Key Strategic Risk Factors

Industry Cyclicality and Adverse Economic Conditions

Risk	Discussion

Description:

Construction activity, and therefore demand for the Group’s products, is inherently cyclical as it is influenced by global and national economic circumstances, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices.

Impact:

Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

The Group’s operating and financial performance is influenced by general economic conditions and the state of the residential, industrial, commercial and infrastructure construction markets in the countries in which it operates.

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement of orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the Group’s control, including:

•  the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 9% of annual Group sales revenues in 2018);

•  the performance of the national economies in the countries in which the Group operates, across Europe, the Americas and Asia;

•  monetary policies in the countries in which the Group operates — for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus adversely impacting residential construction activity;

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

CRH Annual Report and Form 20-F I 2018

Key Strategic Risk Factors - continued

Geopolitical and/or Social Instability

Risk	Discussion

Description:

Adverse and fast changing economic, social, and political situations in any country in which the Group operates could lead to business interruption, restrictions on repatriation of earnings or a loss of plant access.

Impact:

Changes in these conditions may adversely affect the Group’s business, results of operations, financial condition or prospects.

The UK’s decision to withdraw from the European Union, together with the effects of unwinding the sustained monetary stimulus in the US, the ECB’s plans to scale back quantitative easing in the Eurozone and ongoing tensions in the Ukraine, where the Group has significant business interests, have collectively contributed to heightened uncertainty, with possible upside and downside economic consequences.

The Group currently operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, the Philippines, Brazil, China and India. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges that could include the following:

•  changes in political, social or economic conditions;

•  trade protection measures and import or export licensing requirements;

•  potentially negative consequences from changes in tax laws;

•  labour practices and differing labour regulations;

•  procurement which contravenes ethical considerations;

•  unexpected changes in regulatory requirements;

•  state-imposed restrictions on repatriation of funds; and

•  the outbreak of armed conflict

Brexit

Risk	Discussion

Description:

Uncertainties resulting from the UK’s withdrawal from the European Union could pose challenges with currency devaluations, a fall in construction activity in the UK, challenges in labour resources accessing the UK, movement of goods and services and repatriating earnings.

Impact:

Failure by the Group to manage the uncertainties posed by Brexit could result in adverse financial performance and a fall in the Group’s net worth.

The uncertainties around the UK’s withdrawal from the European Union leaves businesses potentially open to significant risks, which will be intensified should the UK leave without a formal agreement.

Any significant economic shock caused by Brexit, the uncertainty around the process or negative consumer sentiment could have an adverse impact on the performance of the UK’s economy, leading to a fall in demand for the Group’s products. Commercial projects could be delayed or cancelled as businesses decide whether to invest in the UK market or not. Mortgage interest rates could rise and credit could tighten which would adversely impact the residential sector and government investments, infrastructure projects or initiatives may be delayed or cancelled as government funds tighten.

Further, uncertainty around Brexit has created, and will continue to create, volatility for the Pound Sterling. Any significant fall in the value of the Pound Sterling against the euro (the Group’s reporting currency) could adversely impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2018, see the Business Performance section commencing on page 24.

Commodity Products and Substitution

Risk	Discussion

Description:

Many of the Group’s products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce or distribute. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences are addressed.

Impact:

Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

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

A number of the products sold by the Group (both those manufactured internally and those distributed) compete with other building products that do not feature in the Group’s existing product range. Any significant shift in demand preference from the Group’s existing products to substitute products, which the Group does not produce or distribute, could adversely impact market share and results of operations.

CRH Annual Report and Form 20-F I 2018

Reserves Availability and Planning

Risk	Discussion

Description:

Appropriate reserves are an increasingly scarce commodity and licences and/ or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production.

Impact:

Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Continuity of the cash flows derived from the production and sale of the related heavyside materials and products is dependent on satisfactory reserves planning and on the presence of appropriate long-term arrangements for replacement. There can be no assurance that the required licences and permits will be forthcoming at the appropriate juncture or that relevant operating entities will continue to satisfy the many terms and conditions under which such licences and permits are granted. The failure to plan adequately for current and future extraction and utilisation or to ensure ongoing compliance with the requirements of issuing authorities could lead to withdrawal of the related licence or permit and consequential disruption to operations.

Portfolio Management

Risk	Discussion

Description:

The Group may engage in acquisition and divestment activity during the year as part of the Group’s active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested.

Impact:

Failure to identify and execute deals in an efficient manner may limit the Group’s growth potential and impact financial performance.

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

The realisation of the Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. In addition, situations may arise where the Group may be liable for the past acts, omissions or liabilities of companies acquired, or may remain liable in cases of divestment; for example, the potential environmental liabilities addressed under the “Sustainability, Corporate Social Responsibility and Climate Change” Risk Factor on page 228.

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

Joint Ventures and Associates

Risk	Discussion

Description:

The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest, which gives rise to increased governance complexity and a need for proactive relationship management.

Impact:

The lack of a controlling interest could impair the Group’s ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses.

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

These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/ or realise its strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment and, by corollary, the Group.

CRH Annual Report and Form 20-F | 2018

Key Strategic Risk Factors - continued

People Management

Risk	Discussion

Description:

Existing processes around people management (such as attracting, retaining and developing people, leadership succession planning, as well as dealing with collective representation groups) may not deliver, inhibiting the Group achieving its strategy.

Impact:

Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the Group’s strategy and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied. As well as ensuring the Group identify, hire, integrate, develop and promote talent, the Group must navigate talent and front-line labour shortages, promote mobility and hire a diverse workforce.

The maintenance of positive employee and trade/labour union relations is key to the successful operation of the Group. Some of the Group’s employees are represented by trade/labour unions under various collective agreements. For unionised employees, the Group may not be able to renegotiate satisfactorily the relevant collective agreements upon expiration and may face tougher negotiations and higher wage demands than would be the case for non-unionised employees. In addition, existing labour agreements may not prevent a strike or work stoppage, with any such activity creating reputational risk and potentially having a material adverse effect on the results of operations and financial condition of the Group.

Key Operational Risk Factors

Sustainability, Corporate Social Responsibility and Climate Change

Risk	Discussion

Description:

The Group may face challenges associated with developing and providing innovative building products and solutions that help deliver a more sustainable environment while meeting our social responsibilities, the stringent and ever evolving laws and regulations that govern the climate change agenda and changing consumer demand.

Impact:

Failure to innovate, keep up with current technological changes or changing consumer preferences may result in falling demand for the Group’s products, adversely impacting financial performance.

The Group recognises that the demand for sustainable products is undoubtedly increasing and seeks opportunities to deliver sustainable products, buildings and infrastructure at reduced environmental cost throughout their lifetime. Customers, from architects and construction companies to public bodies, have an immediate need for sustainable solutions which respond to climate change. In order to be involved in the green agenda, the Group needs to work with customers to innovate around design, delivery and application of products. If the Group fails to identify and execute on areas for improved sustainable performance, the demand for the Group’s products may fall. If customer’s sustainability expectations are not satisfied, the Group’s product portfolio will be of reduced relevance and the Group will experience a deterioration in financial performance.

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

The Group is subject to a broad and increasingly stringent range of existing and evolving laws, regulations, standards and best practices with respect to governance, the environment and social performance in each of the jurisdictions in which it operates giving rise to significant compliance costs, potential legal liability exposure and potential obligations for the development of its operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices.

CRH Annual Report and Form 20-F I 2018 Key Operational Risk Factors - continued

Health and Safety Performance

Risk	Discussion

Description:

The Group’s businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates.

Impact:

A significant health and safety incident could have a serious impact on the Group’s operational and financial performance, as well as the Group’s reputation.

The Group’s industry involves dangerous work and a failure to maintain the focus on making its workplaces safe for our people could result in a deterioration in the Group’s safety performance and ultimately fatalities. Building materials production and distribution can be hazardous and particular hazards are associated with heavy vehicles, working at height and using mechanised processes. Additionally, the Group’s safety risks are not limited to facility sites but extend to paving and construction sites and regular encounters with stakeholder sites. This presents a complex challenge which requires safe behaviours and engagement from employees that match the Group’s robust policies and procedures.

The Group is subject to a broad and stringent range of existing and evolving laws, regulations, standards and best practices with respect to health and safety in each of the jurisdictions in which it operates. Should the health and safety frameworks, processes and controls implemented throughout the Group to protect our people fail, the Group would be exposed to significant potential legal liabilities and penalties. Further, high numbers of accidents could pose additional challenges in recruiting new employees, ensuring operational continuity and maintaining licenses and permits.

For additional information on the Group’s health and safety performance, see page 14 of the Strategy Review section.

Operational Continuity

Risk	Discussion

Description:

The Group’s operating entities are subject to a wide range of operating risks and hazards including climatic conditions, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime.

Impact:

The occurrence of a significant adverse event could lead to prolonged operational interruption, negatively impacting financial performance or the Group’s prospects.

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

As at 31 December 2018, the total insurance provision, which is subject to periodic actuarial valuation and is discounted, amounted to €279 million (2017: €292 million); a substantial proportion of this figure pertained to claims which are classified as “incurred but not reported”.

CRH Annual Report and Form 20-F I 2018

Key Operational Risk Factors - continued

Information Technology and/or Cyber Security

Risk	Discussion

Description:

The Group is dependent on information technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations.

Impact:

Security breaches, IT interruptions or data loss could result in reputational damage and regulatory penalties and significant financial costs in remediation.

Security and cyber incidents are becoming increasingly sophisticated and are continually evolving. The Group’s systems for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, the Group may be required to expend additional resources to continue to modify or enhance protection measures or to investigate and remediate any vulnerability to cyber incidents. Such attacks may result in interference with production software, corruption or theft of sensitive data, manipulation of financial data accessible through digital infrastructure, or reputational losses as a result of misrepresentation via social media and other websites. There can be no assurance that future attacks will not be successful due to their increasing sophistication and the difficulties in detecting and defending against them in a timely fashion.

Key Compliance Risk Factors

Laws and Regulations

Risk	Discussion

Description:

The Group is subject to a wide variety of local and international laws and regulations across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change.

Impact:

Potential breaches of local and international laws and regulations could result in the imposition of significant fines or sanctions and may inflict reputational damage.

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

CRH Annual Report and Form 20-F I 2018 Key Financial and Reporting Risk Factors

Financial Instruments

Risk	Discussion

Description:

The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. In addition, the Group must maintain a certain minimum interest coverage ratio and a certain minimum level of net worth.

Impact:

A downgrade of the Group’s credit ratings or inability to maintain certain financial ratios may give rise to increases in future funding costs and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group’s financial position.

Interest rate and leverage risks: The Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. As at 31 December 2018, the Group had outstanding net indebtedness of approximately €7.0 billion (2017: €5.8 billion). Recent acquisition activity may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This relatively high level of indebtedness could give rise to the Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the Group’s level of indebtedness may give rise to a general increase in interest rates borne and there can be no assurance that the Group will not be adversely impacted by increases in borrowing costs in the future.

The prescribed minimum PBITDA/Net Interest Cover ratio (all as defined in the relevant agreements as discussed in note 25 to the Consolidated Financial Statements), which is the Group’s principal financial covenant, is 4.5x and the prescribed minimum net worth, which is the Group’s other financial covenant, is €5.1 billion. For the year ended 31 December 2018, PBITDA/Net Interest was 11.2x (2017: 11.6x) and the Group’s net worth was €18.8 billion (2017: €16.6 billion). In both instances, there is a significant level of headroom.

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

The Group holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2018, totalled €2.3 billion (2017: €2.1 billion). In addition to the above, the Group enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2018 were €45 million and €59 million respectively (2017: €64 million and €14 million respectively). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the US) give rise to significant amounts receivable from counterparties at the balance sheet date; at year end 2018, this balance was €0.9 billion (2017: €0.8 billion). In the business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

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

Liquidity risks: The principal liquidity risks stem from the maturation of debt obligations and derivative transactions. The Group aims to achieve flexibility in funding sources through a variety of means including (i) maintaining cash and cash equivalents with a number of highly-rated counterparties; (ii) limiting the annual maturity of such balances; (iii) meeting the bulk of debt requirements through committed bank lines or other term financing; and (iv) having surplus committed lines of credit. However, market or economic conditions may make it difficult at times to realise this objective.

For additional information on the above risks see note 23 to the Consolidated Financial Statements.

CRH Annual Report and Form 20-F I 2018

Key Financial and Reporting Risk Factors - continued

Defined Benefit Pension Schemes and Related Obligations

Risk	Discussion

Description:

The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/ discount rates and anticipated longevity.

Impact:

Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group’s credit metrics thus harming its ability to raise funds.

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) future compensation levels, future labour market conditions and anticipated inflation; (iii) mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed on pages 182 to 187. A prolonged period of financial market instability or other adverse changes in the assumptions mentioned above would have an adverse impact on the valuations of pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the Group have reported material funding deficits thus necessitating remediation either in accordance with legislative requirements or as agreed with the relevant regulators. These obligations are reflected in the contracted payments disclosure on page 221. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets or other adverse changes in the assumptions mentioned above.

Taxation Charge and Balance Sheet Provisioning

Risk	Discussion

Description:

The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice.

Impact:

Changes in tax regimes or findings in future audits that additional taxes are due could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

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

As a multinational corporation, the Group is subject to various taxes in all jurisdictions of operation. Due to economic and political conditions, tax rates in these jurisdictions may be subject to significant change. For example, the 2017 US Tax Cuts and Jobs Act has made significant changes to US tax rules. The Group’s future effective income tax rate could be affected (positively or negatively) by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or changes in tax laws or their interpretation.

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

CRH Annual Report and Form 20-F I 2018

Foreign Currency Translation

Risk	Discussion

Description:

The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into euro and (ii) declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro.

Impact:

Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Given the geographic diversity of the Group, a significant proportion of its revenues, expenses, assets and liabilities are denominated in currencies other than the euro, principally US Dollar, Canadian Dollar, Swiss Franc, Polish Zloty, Philippine Peso and Pound Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2018, see the Business Performance section commencing on page 24 and note 23 to the Consolidated Financial Statements.

Goodwill Impairment

Risk	Discussion

Description:

Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A write-down of goodwill could have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 16 to the Consolidated Financial Statements on pages 159 to 161.

While a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2018 would have resulted in a charge to income and a reduction in equity of €8.1 billion (2017: €6.9 billion).

CRH Annual Report and Form 20-F | 2018

Corporate Governance Practices

Compliance Statement

Non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE. In common with companies listed on the LSE and Euronext Dublin, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and Euronext Dublin; and (c) the 2016 UK Corporate Governance Code, which is appended to the listing rules of the LSE and Euronext Dublin.

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

Shareholder Approval of Equity Compensation Plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans with certain limited exceptions. CRH complies with Irish requirements, which are similar to the NYSE rules. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition on what are considered “material revisions”.

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

The Consolidated Financial Statements are prepared subject to oversight and control of the Finance Director, who seeks to ensure that data is captured from Group locations and all required information for disclosure in the Consolidated Financial Statements is provided. An appropriate control framework has been put in place around the recording of appropriate consolidation journals and other adjustments. The Consolidated Financial Statements are reviewed by the internal CRH Financial Reporting and Disclosure Group prior to being reviewed by the Finance Director and Audit Committee and approved by the Board of Directors.

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

        1. In accordance with Section 167(7) of the Companies Act 2014.

CRH Annual Report and Form 20-F I 2018

As permitted by the SEC, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year 2018. These acquisitions, which are listed in note 32 to the Consolidated Financial Statements, constituted 9.5% and 14.6% of total and net assets respectively, as of 31 December 2018 and 4.6% and 4.2% of revenue and Group profit, respectively, for the financial year then ended. Of these acquisitions, the acquisition of Ash Grove represented 7.1% and 10.9% of total and net assets, respectively, and 2.4% and 3.5% of revenue and Group profit, respectively, for the financial year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2018, the Company’s internal control over financial reporting is effective.

Our auditors, EY, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2018, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 122.

Changes in Internal Control over Financial Reporting

During 2018, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report and Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Acquisitions excluded from the 2017 assessment of internal control over financial reporting were all successfully integrated into the CRH internal control systems in 2018.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2018. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

CRH Annual Report and Form 20-F | 2018

The Environment and Government Regulations

The most important government regulations relevant to CRH as a building materials company are environmental laws and regulations relevant to extractive and production processes. In the European Union, operations are subject to national environmental laws and regulations, most of which now emanate from European Union Directives and Regulations. In North America, operations may be subject to federal, state, provincial and local environmental laws and regulations. In other jurisdictions, national environmental and local laws apply.

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

Achieving the Group’s environmental policy objectives at all locations is a management imperative; this line responsibility continues right up to Board level where there is also a dedicated Safety, Environment & Social Responsibility (SESR) Committee. Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers, assisted by a network of Environmental Liaison Officers (ELOs).

At each year end, the ELOs assist the Group Sustainability team in carrying out a detailed assessment of Group environmental performance, which is reviewed by the SESR Committee and the Board.

Addressing Climate Change

CRH has evaluated the risks and opportunities arising from climate change and has put in place a management strategy to address these. In striving to reduce its emissions, CRH delivers carbon, energy and financial efficiencies for its businesses and helps to address climate change on a societal level. There is a focus on reducing the carbon footprint of products during manufacture and on increasing their contribution to reducing emissions during their lifetime. There are value creation opportunities for the Group, including opportunities for sales of products aimed at climate adaptation, such as sustainable drainage systems, flood defences, and more resilient structures. CRH continues to be a member of the World Business Council for Sustainable Development (WBCSD) and is a founding member of the Global Cement and Concrete Association (GCCA), which is dedicated to developing and strengthening the sector’s contribution to sustainable construction.

Having achieved its initial CO reduction commitment three years ahead 2 of target in 2012, CRH is on-track for its 2020 CO reduction commitment. This is for a 25% reduction 2 in specific net CO emissions on 1990 levels, and covers the portfolio 2 of cement plants owned by CRH in 2013 when the target was set.

Through its membership of the GCCA, WBCSD and regional industry associations including the European Cement Association (CEMBUREAU) and the European Lime Association (EuLA) in Europe and the National Asphalt Pavement Association (NAPA) and the Portland Cement Association (PCA) in the US, CRH is actively involved in global and regional discussions on the climate change agenda. Relevant facilities comply with CO “cap and trade” schemes including the European 2 Union Emissions Trading Scheme and other regional schemes.

CRH acknowledges the “Paris Climate Agreement” to limit global temperature rise to 2°C (with efforts towards 1.5°C), made at the 21st Conference of the Parties (COP) to the United Nations Framework Convention on Climate Change (UNFCCC) in 2015. CRH has implemented capital expenditure programmes in its cement operations to reduce carbon emissions in the context of international and national commitments to reduce greenhouse gas emissions. The European Union has binding targets to reduce greenhouse gases, on 1990 levels, by 20% by 2020 and by 40% by 2030. In addition, the European Commission has suggested an objective to reduce emissions by 80% by 2050 compared to 1990. Achieving such reductions would represent a significant extra constraint on cement operations in Europe. US federal, state and local laws continue to develop to address carbon emissions. The Group may incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented in the US and Canada; depending on the scope of the legislation, this could significantly impact certain operations in North America. As of 15 February 2019, the Group is not aware of any schemes that would materially affect its US operations, however, CRH continuously monitors developments in regulations and greenhouse gas initiatives involving local, provincial, state or federal governments.

Possible Environmental Liabilities

At 15 February 2019, there were no material pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.

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

CRH Annual Report and Form 20-F I 2018

Other Disclosures

History, Development and Organisational Structure of the Company

CRH is the leading building materials business in the world. Our global footprint spans 32 countries, employing 90,000 people at over 3,700 operating locations, serving customers across the entire building materials spectrum, on five continents.

CRH is the largest building materials company in North America and has leadership positions in Europe, where it is the largest heavyside materials business, along with established strategic positions in the emerging economic regions of Asia and South America.

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Act of Ireland 2014. The Group’s worldwide headquarters is located in Dublin, Ireland. Our principal executive offices are located at Belgard Castle, Clondalkin, Dublin 22 (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and our US agent is CRH Americas, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338.

The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates. From Group headquarters, a small team of executives exercises strategic control over our decentralised operations.

In the detailed description of CRH’s business on pages 24 to 51, estimates of the Group’s various aggregates and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

A listing of the principal subsidiary undertakings and equity accounted investments is contained on pages 252 to 257.

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

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance section beginning on page 24.

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. Having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

In 2015, the Swiss Competition Commission imposed fines on the Association of Swiss Wholesalers of the Sanitary Industry and on major Swiss wholesalers including certain Swiss CRH subsidiaries; the fine attributable to these subsidiaries was CHF34 million. While the Group remains of the view that the fine is unjustified and it has appealed to the Swiss Federal Appeals Court, a provision of €30 million (2017: €29 million) is recorded in the Group’s Consolidated Balance Sheet.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 7 to the Consolidated Financial Statements on page 149. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in CRH’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 45% of full-year 2018 (2017: 47%), while EBITDA (as defined)* for the first six months of 2018 represented 34% of the full-year out-turn (2017: 36%).

Significant Changes

No significant changes have occurred since the balance sheet date.

Latest Practical Information

Where referenced in the Supplementary 20-F Disclosures and Shareholder Information sections, information is provided at the latest practicable date, 15 February 2019.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CLOGRENNANE LIME
A CRH COMPANY
ENVIRONMENTAL
CONSTRUCTION
AGRICULTURE
INDUSTRY

Clogrennane Lime, part of CRH's Europe Heavyside Division, was one of 200 operating companies worldwide to adopt the brand endorsement 'A CRH Company' in 2018. The endorsement enables operating companies to maintain local brand visibility and strength while leveraging CRH's global reputation and expertise.

CRH Annual Report and Form 20-F | 2018

Stock Exchange Listings

CRH has a premium listing on the LSE and a secondary listing on Euronext Dublin represented by the ticker symbols CRH and CRG respectively.

ADSs, each representing one Ordinary Share, are listed on the NYSE. The ADSs are evidenced by ADRs issued by The Bank of New York Mellon (the ‘Depositary’) as Depositary under an

Amended and Restated Deposit Agreement dated 28 November 2006. The ticker symbol for the ADSs on the NYSE is CRH.

Share price data

	2018			2017
	LSE	Euronext Dublin	NYSE	LSE	Euronext Dublin	NYSE

Share price at 31 December	£20.71	€23.10	$26.35	£26.57	€29.96	$36.09

Market capitalisation	£16.9bn	€18.8bn	$21.5bn	£22.3bn	€25.1bn	$30.3bn

Share price movement during year:

-high	£28.57	€32.62	$38.96	£29.20	€34.53	€37.86

-low	£19.72	€21.84	$24.92	£25.30	€28.48	€33.41

For further information on CRH shares see note 31 to the Consolidated Financial Statements.

Ownership of Ordinary Shares

Shareholdings as at 31 December 2018

	Number of shares
Geographic location (i)	held ‘000s	% of total

North America	237,585	28.17

United Kingdom	230,987	27.39

Europe/Other	168,126	19.93

Retail	153,466	18.20

Treasury (ii)	27,551	3.27

Ireland	25,675	3.04

	843,390	100

(i)  This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

(ii)   As detailed in note 31 to the Consolidated Financial Statements.

Holdings	Number of shareholders	% of total	Number of shares held ‘000s	% of total

1 - 1,000	14,834	60.68	4,689	0.56

1,001 - 10,000	7,651	31.30	22,771	2.70

10,001 - 100,000	1,397	5.71	42,980	5.10

100,001 - 1,000,000	434	1.78	140,144	16.61

Over 1,000,000	129	0.53	632,806	75.03

	24,445	100	843,390	100

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights.

As at 27 February 2019, the Company had received notification of certain interests in its Ordinary Share capital that were equal to, or in excess of, 3%. These interests are presented in Corporate Governance – Substantial Holdings on page 66.

CRH Annual Report and Form 20-F I 2018

Ownership of Ordinary Shares - continued

Purchases of Equity Securities by the Issuer and Affiliated Persons

In April 2018, CRH announced its intention to introduce a share repurchase programme to repurchase Ordinary Shares (including Income Shares) of up to €1 billion.

The table below sets forth the Ordinary Shares repurchased under this programme together with details of the Ordinary Shares purchased by the Employee Benefit Trust (EBT) during 2018.

See note 31 to the Consolidated Financial Statements for further details.

2018					2017

Month	Total number of share buyback purchases	Total number of EBT purchases	Total number of shares purchased	Average price paid per share (i)	Month	Total number of EBT purchases	Average price paid per share

March	-	108,377	108,377	€27.57	March	90,971	€33.21
May	3,184,696	-	3,184,696	€30.85/£27.07	July	179	€33.33
June	3,683,973	-	3,683,973	€31.40/£27.62	November	5,633	€31.48
July	4,490,643	-	4,490,643	€30.14/£26.73
August	611,038	-	611,038	€28.98/£26.05
September	4,873,147	-	4,873,147	€27.94/£25.05
October	6,973,594	-	6,973,594	€27.10/£23.84
November	1,007,835	-	1,007,835	€24.58/£21.81
December	3,076,545	-	3,076,545	€23.05/£20.64

	27,901,471	108,377	28,009,848			96,783

(i) Where applicable, for shares purchased on the LSE, the average price paid per share in Pound Sterling is disclosed.

Other than the above, there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2018.

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

CRH Annual Report and Form 20-F I 2018

Dividends

The Company has paid dividends on its Ordinary Shares in respect of each fiscal year since the formation of the Group in 1970. Dividends are paid to shareholders on the Register of Members on the record date for the dividend. Record dates are set by the LSE and Euronext Dublin. An interim dividend is normally declared by the Board of Directors in August of each year and is generally paid in September/October. A final dividend is normally recommended by the Board of Directors following the end of the fiscal year to which it relates and, if approved by the shareholders at an AGM is generally paid in April/May of that year.

The payment of future cash dividends will be dependent upon future earnings, the financial condition of the Group and other factors.

The below table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per ADS using the FRB Noon Buying Rate on the date of payment. An interim dividend of 19.6c was paid in respect of Ordinary Shares on 26 September 2018. The final dividend, if approved at the forthcoming AGM of shareholders to be held on 25 April 2019, will be paid on 30 April 2019 to shareholders on the Register of Members as at the close of business on 15 March 2019 and will bring the full-year dividend for 2018 to 72.0c. The proposed final dividend has been translated using the FRB Noon Buying Rate on 15 February 2019.

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

Shareholders who wish to have their dividend paid direct to their bank account, by electronic funds transfer, can do so by logging on to www.signalshares.com, selecting CRH plc and registering for the share portal (the ‘Share Portal’). Shareholders should note that they will need to have their Investor Code (found on their share certificate), and follow the instructions online to register.

Alternatively shareholders can complete a paper dividend mandate form and submit it to the Registrars. A copy of the form can be obtained by logging onto the Registrar’s share portal and following the instructions as set out under Registrars on page 249. Tax vouchers will continue to be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Pound Sterling and US Dollars to shareholders whose shares are not held in the CREST system (see page 241) and whose address, according to the Share Register, is in the UK and the US respectively, unless they require otherwise. In respect of the 2018 final dividend, the latest date for receipt of currency elections is 15 March 2019.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

	euro cent per Ordinary Share			Translated[1] into US cents per ADS

Years ended 31 December	Interim	Final	Total	Interim	Final	Total

2014	18.50	44.00	62.50	23.45	49.46	72.91

2015	18.50	44.00	62.50	19.88	50.25	70.13

2016	18.80	46.20	65.00	20.91	50.80	71.71

2017	19.20	48.80	68.00	22.30	58.30	80.60

2018	19.60	52.40(i)	72.00	23.05	59.04(i)	82.09

(i) Proposed.

1. At the FRB Noon Buying Rate on the date of payment.

2. Whether by way of the allotment of new shares or the reissue of Treasury Shares.

CRH Annual Report and Form 20-F I 2018

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

At 27 February 2019, 843,063 Ordinary Shares have been issued2 pursuant to the 2010 Savings-related Share Option Schemes to date.

Share Participation Schemes

At the AGM on 13 May 1987, shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes.

At 27 February 2019, 8,025,732 Ordinary Shares have been issued2 pursuant to the Share Participation Schemes.

2014 Performance Share Plan

The 2014 Performance Share Plan was approved by shareholders at the AGM on 7 May 2014. It replaces the 2010 Share Option Schemes and the 2006 Performance Share Plan. See the 2018 Directors’ Remuneration Report on page 84 for more details.

Restricted Share Plan

In 2013, the Board approved the adoption of the 2013 Restricted Share Plan. Under the rules of the 2013 Restricted Share Plan, certain senior executives (excluding executive Board Directors) can receive conditional awards of shares. As (i) executive Directors are excluded from awards and (ii) no shares are allotted or reissued to satisfy the awards, the listing rules of the LSE and Euronext Dublin do not require shareholder approval for the 2013 Restricted Share Plan.

CRH Annual Report and Form 20-F I 2018

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

The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Distribution of deposited securities by the Depositary to ADS registered holders
(A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)
Applicable Registration or Transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable Expenses of the Depositary	●	Cable, telex and facsimile transmissions
	●	Converting foreign currency to US Dollars
Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Fees and direct/indirect

payments made by the

Depositary to the Company

Category of expense reimbursed to the Company	Amount reimbursed for the year ended
31 December 2018
US$
New York Stock Exchange listing fees	68,000

Investor relations expenses	65,000
Total	133,000

The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2018:

Category of expense waived or paid	Amount reimbursed for the year ended
directly to third parties	31 December 2018
US$
Printing, distribution and administration costs paid directly to third parties in connection with United States shareholder communications and Annual General Meeting related expenses in connection with the American Depositary Share programme	745
Total	745

The Depositary has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2018 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of US$133,745. This table sets forth the category of expense that the Depositary has agreed to reimburse to the Company and the amounts reimbursed for the year ended 31 December 2018.

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

CRH Annual Report and Form 20-F I 2018

Taxation

The following summary outlines the material aspects of US federal income and Republic of Ireland tax law regarding the ownership and disposition of Ordinary Shares or ADSs. Because it is a summary, holders of Ordinary Shares or ADSs are advised to consult their tax advisors with respect to the tax consequences of their ownership or disposition. The discussion regarding US federal income tax only applies to you if you hold your shares or ADSs as capital assets for US federal income tax purposes. This discussion addresses only US federal income and Republic of Ireland taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This summary does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the stock of the Company (by vote or value), investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, investors that hold Ordinary Shares or ADSs as part of a wash sale for tax purposes or investors whose functional currency is not the US Dollar), some of which may be subject to special rules. In addition, if a partnership holds the Ordinary Shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. Holders of Ordinary Shares or ADSs are advised to consult their tax advisors with respect to US federal, state and local, Republic of Ireland and other tax consequences of owning and disposing of Ordinary Shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Income Tax Treaty (as defined below) in respect of their investment in the Ordinary Shares or ADSs.

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

As used herein, the term “US holder” means a beneficial owner of an Ordinary Share or ADS who, for US federal income tax purposes: (i) is a US citizen or resident, a US corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, and (ii) is not a resident of, or ordinarily resident in, the Republic of Ireland for purposes of Irish taxes.

Taxation of Dividends Paid to United States Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from the Company. On the payment of dividends, the Company is obliged to withhold DWT. The statutory rate at present is 20% of the dividend payable. Dividends paid by the Company to a US tax resident individual will be exempt from DWT provided the following conditions are met:

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

CRH Annual Report and Form 20-F I 2018

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

Additional United States

Federal Income Tax Considerations

The Company believes that Ordinary Shares and ADSs should not currently be treated as stock of a PFIC for US federal income tax purposes and does not expect them to become stock of a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company is treated as a PFIC and you are a US holder that did not make a mark-to-market election, you will be subject to special rules with respect to any gain you realise on the sale or other disposition of your Ordinary Shares or ADSs and any excess distribution that the Company makes to you. Generally, any such gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADSs, the amount allocated to the taxable year in which you realised the gain or received the excess distribution, or to prior years before the first year in which we were a PFIC with respect to you, will be taxed as ordinary income, the amount allocated to each prior year will be generally taxed as ordinary income at the highest tax rate in effect for each other such year, and an interest charge will be applied to any tax attributable to such gain or excess distribution for the prior years. With certain exceptions, Ordinary Shares or ADSs will be treated as stock in a PFIC if the company was a PFIC at any time during the investor’s holding period in the Ordinary Shares or ADSs. In addition, dividends that you receive from the Company will not constitute qualified dividend income to you if the Company is deemed to be a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

CRH Annual Report and Form 20-F I 2018

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

CRH Annual Report and Form 20-F I 2018

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

The Directors may exercise all the powers of the Company to borrow money, except that such general power is restricted to the aggregate amount of principal borrowed less cash balances of the Company and its subsidiaries not exceeding an amount twice the aggregate of (i) the share capital of the Company; and (ii) the amount standing to the credit of retained income, foreign currency translation reserve and other reserves, capital grants, deferred taxation and non-controlling interest; less any repayable government grants; less (iii) the aggregate amount of Treasury Shares and own shares held by the Company.

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

Disclosure of Shareholders’

Interests

A shareholder may lose the right to vote by not complying with any statutory notice or notice pursuant to Article 14 of the Articles of Association given by the Company requiring an indication in writing of: (i) the capacity in which the shares are held or any interest therein; (ii) the persons who have an interest in the shares and the nature of their interest; or (iii) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control the shareholder’s exercise of these rights.

Preference Shares

Details of the 5% and 7% ‘A’ Cumulative Preference Shares are disclosed in note 31 to the Consolidated Financial Statements.

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

CRH Annual Report and Form 20-F I 2018

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

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2019 AGM electronically by accessing the Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the AGM.

Registrars

Enquiries concerning shareholdings should be addressed to the Registrars:

Link Asset Services,

P.O. Box 7117,

Dublin 2, Ireland.

Telephone: +353 1 553 0050

Fax: +353 1 224 0700

Website: www.linkassetservices.com

Shareholders with access to the internet may check their accounts by logging onto www.signalshares.com, selecting CRH plc and registering for the share portal. Shareholders should note that they will need to have their Investor Code (found on their share certificate) and follow the instructions online to register. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, appoint proxies electronically and download standard forms required to initiate changes in details held by the Registrars. Shareholders will need to register for a User ID before using some of the services.

Financial Calendar

Announcement of final results for 2018	28 February 2019

Ex-dividend date	14 March 2019

Record date for dividend	15 March 2019

Latest date for receipt of completed bank mandates	15 March 2019

Latest date for revocation of existing bank mandates	15 March 2019

Annual General Meeting	25 April 2019

Dividend payment date	30 April 2019

Further updates to the calendar can be found on www.crh.com.

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

Principal Accountant Fees and Services

Details of auditors’ fees are set out in note 5 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – External Auditors on pages 60 and 61.

Documents on Display

It is possible to read and copy documents referred to in this Form 20-F, that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and, for most recent CRH periodic filings only, at the website maintained by the SEC at www.sec.gov.

Suwannee American Cement Company, part of CRH’s Americas Materials Division, uses a dragline to mine limestone. Limestone comprises nearly 80% of the raw materials used to make cement at the Sumterville Plant in Florida. Due to the low peninsula elevation and proximity to the water table, almost all mining is carried out underwater. This equipment can mine 8,000 tonnes of rock per day and 2.9m tonnes per year.

Principal Subsidiary Undertakings	252

Principal Equity Accounted Investments	257

Our Products and Services Locations	258

Exhibits	260

Cross Reference to Form 20-F Requirements	261

Index	262

Signatures	264

CRH Annual Report and Form 20-F I 2018

Principal Subsidiary Undertakings

as at 31 December 2018

Europe Heavyside

Incorporated and operating in		% held	Products and services

	Douterloigne N.V.	100	Concrete floor elements, pavers and blocks

	Ergon N.V.	100	Precast concrete and structural elements

Belgium	Oeterbeton N.V.	100	Precast concrete
	Prefaco N.V.	100	Precast concrete structural elements

	Schelfhout N.V.	100	Precast concrete wall elements

	VVM N.V.	100	Cement transport and trading, readymixed concrete, clinker grinding

	Northstone (NI) Limited (including Farrans Construction Limited, Materials and Cubis divisions)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting

	Premier Cement Limited	100	Marketing and distribution of cement

Britain & Northern Ireland	Southern Cement Limited	100	Sale and distribution of cement
	Tarmac Aggregates Limited	100	Aggregates, asphalt, readymixed concrete and contracting

	Tarmac Building Products Limited	100	Building products

	Tarmac Cement and Lime Limited	100	Cement and lime

	Tarmac Trading Limited	100	Aggregates, asphalt, cement, readymixed concrete and contracting

Czech Republic	Vapenka Vitosov s.r.o	75	Production of lime and lime products

Denmark	Betongruppen RBR A/S	100	Concrete paving manufacturer
	CRH Concrete A/S	100	Structural concrete products

Finland	Finnsementti Oy	100	Cement
	Rudus Oy	100	Aggregates, readymixed concrete and concrete products

	Eqiom	99.99	Aggregates, asphalt, cement and readymixed concrete

France & La Réunion	L’industrielle du Béton S.A.*	100	Structural concrete products
	Stradal	100	Utility and infrastructural concrete products
	Teralta Ciment Reunion*	82.90	Cement

	Teralta Granulat Beton Reunion*	93.33	Aggregates, readymixed concrete

	Fels Holding Company GmbH	100	Holding company

	Fels Netz GmbH	100	Logistics and owned railway infrastructure operator

Germany	Fels Vertriebs und Service GmbH & Co. KG.	100	Lime and limestone, development of new products

	Fels-Werke GmbH	100	Production and sale of lime and limestone

	Opterra GmbH	100	Cement

Hungary	CRH Magyarország Kft.	100	Cement and readymixed concrete
	Ferrobeton Beton-és Vasbetonelem gyártó Zrt.	100	Precast concrete structural elements

	Clogrennane Lime Limited	100	Burnt and hydrated lime

	Irish Cement Limited	100	Cement

Ireland	Roadstone Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete
			blocks and pipes, asphalt, agricultural and chemical limestone and
			contract surfacing

Netherlands	Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements
	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates
	CRH Structural Concrete B.V.	100	Precast concrete structural elements
	Dycore B.V.	100	Concrete flooring elements

CRH Annual Report and Form 20-F I 2018

Europe Heavyside

Incorporated and operating in		% held	Products and services

	Przedsiebiorstwo Produkcji Mas Betonowych Bosta Beton Sp. z o.o.	90.30	Readymixed concrete

Poland	Drogomex Sp. z o.o.*	100	Asphalt and contract surfacing
	Grupa Oźarów S.A.	100	Cement

	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing

	Trzuskawica S.A.	100	Production of lime and lime products

	CRH RMX & Agregate S.R.L.	100	Readymixed concrete

Romania	CRH Ciment (Romania) S.A.	98.61	Cement
	Elpreco S.A.	100	Architectural concrete products

	Ferrobeton Romania SRL	100	Structural concrete products

Russia	LLC Fels Izvest	100	Production of lime and lime products

Serbia	CRH (Srbija) d.o.o.	100	Cement

Slovakia	CRH (Slovensko) a.s.	99.70	Cement and readymixed concrete

Spain	Beton Catalan S.A.	100	Readymixed concrete
	Cementos Lemona S.A.	98.75	Cement

Switzerland	JURA-Holding AG	100	Cement, aggregates and readymixed concrete

	LLC Cement*	100	Cement and clinker grinding

Ukraine	PJSC Mykolaivcement	99.27	Cement

	Podilsky Cement PJSC	99.60	Cement

Europe Lightside

Australia	Ancon Building Products Pty Ltd	100	Construction accessories

	Plakabeton N.V.	100	Construction accessories

Belgium	Marlux N.V.	100	Concrete paving and landscaping products

	Stradus Infra N.V.	100	Concrete paving and landscaping products

Britain & Northern Ireland	Ancon Limited	100	Construction accessories
	CRH Fencing & Security Group (UK) Limited	100	Security fencing
	Security Windows Shutters Limited	100	Physical security, industrial and garage doors, roofing systems

France	Plaka Group France S.A.S.	100	Construction accessories

	Alulux GmbH*	100	Roller shutter and awning systems

	EHL AG	100	Concrete paving and landscape walling products

Germany	ERHARDT Markisenbau GmbH*	100	Roller shutter and awning systems
	Halfen GmbH	100	Construction accessories

	Heras Deutschland GmbH	100	Security fencing and access control

	Tenbrink Rolladensysteme GmbH	100	Roller shutter and awning systems

CRH Annual Report and Form 20-F I 2018

Principal Subsidiary Undertakings - continued

as at 31 December 2018

Europe Lightside - continued

Incorporated and operating in		% held	Products and services

Ireland	Cubis Systems Limited	100	Supplier of access chambers and ducting products

	B.V. Aluminium Verkoop Zuid	100	Roller shutter and awning systems

Netherlands	Heras B.V.	100	Security fencing and perimeter protection

	Struyk Verwo Groep B.V.	100	Concrete paving products

Poland	Polbruk S.A.	100	Concrete paving products

Slovakia	Premac, spol. s.r.o.	100	Concrete paving and floor elements

Sweden	Heras Stängsel AB	100	Security fencing

Switzerland	F.J. Aschwanden AG*	100	Construction accessories

United States	Halfen USA Inc.	100	Construction accessories

Europe Distribution

Austria	Quester Baustoffhandel GmbH	100	Builders merchants

	Creyns N.V.	100	Builders merchants

	BMB Bouwmaterialen BVBA	100	Builders merchants

Belgium	Lambrechts N.V.	100	Builders merchants

	Sax Sanitair N.V.	100	Sanitary ware, heating and plumbing

	Schrauwen Sanitair en Verwarming N.V.	100	Sanitary ware, heating and plumbing

	CRH Ile-de-France Distribution*	100	Builders merchants

France	CRH Normandie Distribution	100	Builders merchants

	CRH TP Distribution	100	Builders merchants

	Andreas Paulsen GmbH	100	Sanitary ware, heating and plumbing

Germany	BauKing AG	100	Builders merchants, DIY stores

	Bergmann & Franz Gmbh	100	Building Merchants

Netherlands	CRH Bouwmaten B.V. BMN | Bouwmaterialen B.V.	100 100	Cash & Carry building materials Builders merchants

Switzerland	BR Bauhandel AG (trading as BauBedarf and Richner) Regusci Reco S.A. (trading as Regusci and Reco)	100 100	Builders merchants, sanitary ware and ceramic tiles Builders merchants

CRH Annual Report and Form 20-F I 2018

Americas Materials

Incorporated and operating in		% held	Products and services

Canada	CRH Canada Group Inc.	100	Aggregates, asphalt, cement and readymixed concrete and provider of construction services

	APAC Holdings, Inc. and Subsidiaries	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Ash Grove Cement Company	100	Aggregates, readymixed concrete and cement

	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities

	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities

	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities

	Mulzer Crushed Stone	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities

	CRH Americas Materials, Inc.	100	Holding company

	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

United States	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	P.J. Keating Company	100	Aggregates, asphalt and related construction activities

	Preferred Materials, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities

	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Suwannee American Cement Company, LLC	80	Cement

	Tilcon Connecticut Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Tilcon New York Inc.	100	Aggregates, asphalt and related construction activities

	The Shelly Company	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Trap Rock Industries, LLC*	60	Aggregates, asphalt and related construction activities

	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

Brazil	CRH Brasil Participações S.A. CRH Sudeste Indústria de Cimentos S.A	100 100	Holding company Cement

CRH Annual Report and Form 20-F | 2018

Principal Subsidiary Undertakings - continued

as at 31 December 2018

Americas Products

Incorporated and operating in		% held	Products and services

	Oldcastle BuildingEnvelope™ Canada, Inc.	100	Custom fabricated and tempered glass products and curtain wall

Canada	Oldcastle Building Products Canada, Inc. (trading as Techniseal, Expocrete Concrete Products, Groupe Permacon, Oldcastle Enclosure Solutions)	100	Specialty masonry, hardscape and patio products, utility boxes and trench systems

	Advanced Environmental Recycling Technologies, Inc.	100	Composite building products

	CRH Americas Products, Inc.	100	Holding company

	CRH America, Inc.	100	Holding company

	CRH America Finance, Inc.	100	Holding company

	C.R. Laurence Co., Inc.	100	Fabrication and distribution of custom hardware products for the glass industry

	Meadow Burke, LLC	100	Concrete accessories

	CRH Americas, Inc.	100	Holding company

	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products and Trenwyth Industries)	100	Specialty masonry, hardscape and patio products

United States	Oldcastle APG South, Inc. (trading principally as Adams Products, Georgia Masonry Supply, Northfield Block Company, Anchor Block and Oldcastle Coastal)	100	Specialty masonry, hardscape and patio products

	Oldcastle APG West, Inc. (trading principally as Amcor Masonry Products, Central Pre-Mix Concrete Products, Jewell Concrete, and Sierra Building Products and Superlite Block)	100	Specialty masonry and stone products, hardscape and patio products

	Oldcastle APG, Inc.	100	Holding company

	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass

	Oldcastle Building Products, Inc.	100	Holding company

	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone

	Oldcastle Infrastructure, Inc.	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

Asia

	Republic Cement & Building Materials, Inc.	40	Cement
Philippines (i)
	Republic Cement Land & Resources Inc.	40	Cement and Building Materials

(i)	55% economic interest in the combined Philippines business (see note 33 to the Consolidated Financial Statements).

CRH Annual Report and Form 20-F I 2018

Principal Equity Accounted Investments

as at 31 December 2018

Europe Heavyside

Incorporated and operating in		% held	Products and services

Ireland	Kemek Limited*	50	Commercial explosives

Europe Distribution

France	Samse S.A.*	21.13	Builders merchants

Portugal	Modelo Distribuição de Materials de Construção S.A.*	50	DIY stores

Asia

China	Jilin Yatai Group Building Materials Investment Company Limited*	26	Cement

India	My Home Industries Limited	50	Cement

Americas Materials

Canada	Blackbird Infrastructure 407 General Partnership*	50	Special-purpose entity on highway infrastructure construction
	Blackbird Infrastructure 407 CRH GP Inc.	50	Special-purpose entity on highway infrastructure construction
	Mosaic Transit Partners General Partnership	33	Special-purpose entity on Ontario infrastructure construction
	Mosaic Transit Constructors General Partnership	33	Special-purpose entity on Ontario infrastructure construction

United States	American Asphalt of West Virginia, LLC*	50	Asphalt and related construction activities
	Buckeye Ready Mix, LLC*	45	Readymixed concrete
	Cadillac Asphalt, LLC*	50	Asphalt
	HMA Concrete, LLC*	50	Readymixed concrete
	Piedmont Asphalt, LLC*	50	Asphalt
	Southside Materials, LLC*	50	Aggregates

*	Audited by firms other than Ernst & Young

Pursuant to Sections 314-316 of the Companies Act, 2014, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company’s Annual Return to be filed in the Companies Registration Office in Ireland.

CRH Annual Report and Form 20-F I 2018

Our Products and Services Locations

	Cement	Aggregates	Lime	Readymixed	Asphalt	Paving &	Infrastructural
				Concrete		Construction	Concrete
Products

Australia

Austria

Belgium

Brazil

Canada

China[1]

Czech Republic

Denmark

Estonia

Finland

France

Germany

Hungary

India[1]

Ireland

Italy

Malaysia

Netherlands

Norway

Philippines

Poland

Portugal[1]

Romania

Russia

Serbia

Slovakia

Spain

Sweden

Switzerland

Ukraine

United Kingdom

United States

258 1. Includes the Group’s equity accounted investments.

CRH Annual Report and Form 20-F I 2018

Architectural	Glass &	Custom	Construction	Network Access	Shutters &	General	Sanitary	DIY
Concrete	Glazing	Glazing	Accessories	Products &	Awnings	Builders	Heating &
Products	Systems	Hardware		Perimeter		Merchants	Plumbing
Protection

CRH Annual Report and Form 20-F I 2018

Exhibits

The following documents are filed in the SEC’s EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website.

1.	Memorandum and Articles of Association.

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.*

2.2	Multicurrency Revolving Facility Agreement originally dated 11 June 2014 (as amended and restated by an Amendment and Restatement Agreement dated 7 April 2017).**†

8.	Listing of principal subsidiary undertakings and equity accounted investments (included on pages 252 to 257 of this Annual Report and Form 20-F).

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.***

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Governance Appendix.

16.	Disclosure of Mine Safety and Health Administration (MSHA) Safety Data.

101.	eXtensible Business Reporting Language (XBRL).

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.

**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2017 that was filed by the Company on 9 March 2018.

***	Furnished but not filed.

†	Certain terms omitted pursuant to a request for confidential treatment.

CRH Annual Report and Form 20-F I 2018

Cross Reference to Form 20-F Requirements

This table has been provided as a cross reference from the information included in this Annual Report and Form 20-F to the requirements of this 20-F.

			Page

PART I

Item 1.	Identity of Directors, Senior Management and Advisors		n/a

Item 2.	Offer Statistics and Expected Timetable		n/a

Item 3.	Key Information

	A	- Selected Financial Data	216

	B	- Capitalisation and Indebtedness	n/a

	C	- Reasons for the Offer and Use of Proceeds	n/a

	D	- Risk Factors	225

Item 4.	Information on the Company

	A	- History and Development of the Company	2, 3, 29, 31, 237

	B	- Business Overview	26, 32

	C	- Organisational Structure	237

	D	- Property, Plants and Equipment	222

Item 4A.	Unresolved Staff Comments		None

Item 5.	Operating and Financial Review and Prospects

	A	- Operating Results	8, 24, 217

	B	- Liquidity and Capital Resources	28, 29, 31, 168, 221

	C	- Research and Development, Patents and Licences, etc.	237

	D	- Trend Information	9, 27

	E	- Off-Balance Sheet Arrangements	221

	F	- Tabular Disclosure of Contractual Obligations	221

	G	- Safe Harbor	99

Item 6.	Directors, Senior Management and Employees

	A	- Directors and Senior Management	54

	B	- Compensation	68

	C	- Board Practices	58

	D	- Employees	237

	E	- Share Ownership	92, 240, 241

Item 7.	Major Shareholders and Related Party Transactions

	A	- Major Shareholders	66, 240

	B	- Related Party Transactions	197

	C	- Interests of Experts and Counsel	n/a

Item 8.	Financial Information

	A	- Consolidated Statements and Other Financial Information	123-206

		- Legal Proceedings	237

		- Dividends	242

	B	- Significant Changes	237

Item 9.	The Offer and Listing

	A	- Offer and Listing Details	240

	B	- Plan of Distribution	n/a

	C	- Markets	240

	D	- Selling Shareholders	n/a

	E	- Dilution	n/a

	F	- Expenses of the Issue	n/a

			Page

Item 10.	Additional Information

	A	- Share Capital	n/a

	B	- Memorandum and Articles of Association	247

	C	- Material Contracts	None

	D	- Exchange Controls	249

	E	- Taxation	245

	F	- Dividends and Paying Agents	n/a

	G	- Statements by Experts	n/a

	H	- Documents on Display	249

	I	- Subsidiary Information	252

Item 11.	Quantitative and Qualitative Disclosures about Market Risk		221

Item 12.	Description of Securities Other than Equity Securities

	A	- Debt Securities	n/a

	B	- Warrants and Rights	n/a

	C	- Other Securities	n/a

	D	- American Depositary Shares	244

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies		None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None

Item 15.	Controls and Procedures		122, 234

Item 16A.	Audit Committee Financial Expert		56, 57

Item 16B.	Code of Ethics		66

Item 16C.	Principal Accountant Fees and Services		61, 67, 147, 249

Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		241

Item 16F.	Change in Registrant’s Certifying Accountant		None

Item 16G.	Corporate Governance		234

Item 16H.	Mine Safety Disclosures		222

PART III

Item 17.	Financial Statements		n/a

Item 18.	Financial Statements		123-206

Item 19.	Exhibits		260

CRH Annual Report and Form 20-F I 2018

Index

A

Accounting Policies	128

Acquisitions Committee	66

American Depositary Shares	244

Americas Materials	35

Americas Products	43

Annual General Meeting	102

Asia	35

Audit Committee	60

Auditors (Directors’ Report)	101

Auditor’s Remuneration (note 5)	61, 147, 211

Auditor’s Report, Independent (Irish)	112

Auditor’s Report, Independent (US)	121

B

Balance Sheet

- Company	207

- Consolidated	125

Balanced Portfolio	2

Board Approval of Financial	197

Statements (note 35)

Board Committees	66

Board Effectiveness	64

Board of Directors	54

Board Responsibilities	64

Business and Non-Current Asset	148

Disposals (note 6)

Business Combinations (note 32)	135, 192

Business Model	12

Business Overview	26

Business Performance	24

C

Capital and Financial Risk	172

Management (note 23)

Cash and Cash Equivalents	136, 176
(note 24)

Cash Flow, Operating	15

Cash Flow Statement, Consolidated	127

Chairman’s Introduction	5

Chief Executive’s Review	8

Communications with Shareholders	67

Company Secretary	67

Compliance and Ethics	66

Contractual Obligations	221

Corporate Governance Practices	234

Corporate Governance Report	58

Cost Analysis (note 4)	146

CREST	241

D

Debt, Analysis of Net (note 22)	168

Deferred Income Tax

- expense (note 12)	132, 154

- assets and liabilities (note 28)	132, 181

Depreciation

- cost analysis (note 4)	146

- property, plant and equipment	135, 158

(note 15)

- segment analysis (note 2)	141

Derivative Financial Instruments	136, 178
(note 26)

Directors’ Emoluments and Interests	149, 212

(note 8)

Directors’ Interests in Share Capital	92

Directors’ Remuneration Report	68

Directors’ Report	98

Directors’ Responsibilities,	102
Statement of

Directors’ Share Options	90

Discontinued Operations (note 3)	145

Distribution	48

Dividend Payments	98, 242
(Shareholder Information)

Dividend per Share	1

Dividends (note 13)	137, 156

E

Earnings per Ordinary Share (note 14)	157

Employees, Average Number (note 7)	149

Employment Costs (note 7)	149

End-use Exposure	3

Equity Accounted Investments’ Profit, Share of (note 11)	154

Europe Distribution	49

Europe Heavyside	35

Europe Lightside	43

Exchange Rates	138

Exhibits	260

F

Finance Committee	66

Finance Costs and Finance Income	153
(note 10)

Finance Director’s Review	27

Financial Assets (note 17)	162

Financial Calendar	249

Financial Statements, Consolidated	123

Foreign Currency Translations	109, 233

Frequently Asked Questions	249

G

Global Business	2

Going Concern	100

Governance	52

Greenhouse Gas Emissions	14

Guarantees (note 25; note 11 to	177, 212
Company Balance Sheet)

H

Health and Safety	18

CRH Annual Report and Form 20-F I 2018

I

Inclusion and Diversity	14, 63

Income Statement, Consolidated	123

Income Tax Expense (note 12)	154

Intangible Assets (note 16)	136, 159

Inventories (note 18)	136, 163

Investor Relations Activities	67

K

Key Components of 2018	28
Performance

KPIs, Financial	15

KPIs, Non-Financial	14

L

Leases, Commitments Under	129, 136, 188
Operating and Finance (note 30)

Listing Rule 9.8.4C	99

Loans and Borrowings, Interest-	136, 176
Bearing (note 25)

M

Materials	34

Measuring Performance	14

Memorandum and Articles of	67, 247
Association

N

Nomination & Corporate Governance Committee	63

Non-controlling Interests (note 33)	196

Non-GAAP Performance Measures	217

Notes on Consolidated Financial	139
Statements

Notes to the Company Balance Sheet	209

O

Operating Costs (note 4)	146

Operating Leases (note 30)	136, 188

Operating Profit Disclosures (note 5)	147

P

Pensions, Retirement Benefit	131, 182
Obligations (note 29)

Principal Equity Accounted	257
Investments

Principal Risks and Uncertainties	104

Principal Subsidiary Undertakings	252

Products	42

Profit on Disposals (note 6)	148

Property, Plant and Equipment	135, 158
(note 15)

Property, Plants and Equipment	222

Provisions for Liabilities (note 27)	131, 180

Proxy Voting, Electronic	249

R

Registrars	249

Regulatory Information	99

Related Party Transactions (note 34)	197

Remuneration Committee	74

Reserves	223

Retirement Benefit Obligations	131, 182
(note 29)

Return on Net Assets (RONA)	15, 218, 220

Revenue (note 1)	139

Risk Governance	22

Risk Management and Internal	100, 234
Control

Risk Factors	225

S

Safety, Environment & Social	16, 66, 236
Responsibility Committee

Sector Exposure and End-Use

- Americas Materials	35

- Americas Products	43

- Asia	35

- Europe Distribution	49

- Europe Heavyside	35

- Europe Lightside	43

Segment Information (note 2)	134, 141

Selected Financial Data	216

Senior Independent Director	55

Share-based Payments (note 9)	134, 150

Share Capital and Reserves	137, 189
(note 31)

Share Options

- Directors	90

- Employees (note 9)	150

Share Price Data	240

Shareholder Communication	67

Shareholdings as at 31 December 2018	66, 240

Statement of Changes in Equity,	126
Consolidated

Statement of Changes in Equity,	208
Company

Statement of Comprehensive	124
Income, Consolidated

Statement of Directors’	102
Responsibilities

Stock Exchange Listings	66, 240

Strategy	10

Substantial Holdings	66

Supplemental Guarantor Information	198
(note 36)

Sustainability	16

T

Total Shareholder Return (TSR)	4, 15

Trade and Other Payables (note 20)	166

Trade and Other Receivables (note 19)	163

V

Volumes, Annualised

- Materials	35

W

Website	67, 249

Working Capital and Provisions for	167
Liabilities, Movement in (note 21)

CRH Annual Report and Form 20-F I 2018

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company

(Registrant)

By:	/s/ S. Murphy

Senan Murphy
Finance Director

Dated: 8 March 2019

CRH Annual Report and Form 20-F I 2018

CRH plc

Belgard Castle

Clondalkin

Dublin 22

D22 AV61

Ireland

Telephone: +353 1 404 1000

E-mail: mail@crh.com

Website: www.crh.com

Registered Office

42 Fitzwilliam Square

Dublin 2

D02 R279

Ireland

Telephone: +353 1 634 4340

Fax: +353 1 676 5013

E-mail: crh42@crh.com

CRH® is a registered trade mark of CRH plc.

Cover image: Ash Grove Cement Company’s Foreman Plant in Arkansas. Ash Grove is a leading cement manufacturer in the United States. Its Foreman Plant was one of eight cement plants, 25 terminals and extensive readymixed concrete and aggregates operations acquired by CRH for €2.9 billion in 2018.