Form 20-F
period 2019-12-31
CRH PUBLIC LTD CO
filed 2020-03-06
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended: December 31, 2019

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

Stonemason’s Way, Rathfarnham, Dublin 16, Ireland

(Address of principal executive offices)

Senan Murphy

Tel: +353 1 404 1000

mail@crh.com

Stonemason’s Way, Rathfarnham, Dublin 16, Ireland

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered

CRH plc
Ordinary Shares/Income Shares of €0.34 each		New York Stock Exchange*

American Depositary Shares, each representing the right to receive one Ordinary Share	CRH	New York Stock Exchange

CRH America Inc.

5.750% Notes due 2021 guaranteed by CRH plc	CRH/21	New York Stock Exchange

–

*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares/Income Shares of €0.34 each **	799,640,338
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

–

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

[THIS PAGE INTENTIONALLY LEFT BLANK]

2019 Annual Report and Form 20-F

Contents
Overview		Business Performance		Financial Statements

CRH at a glance	2	Business Overview	32	Independent Auditor’s Reports	125

Chairman’s Introduction	4	Finance Director’s Review	33	Consolidated Income Statements	128

Strategy Review		Segmental Reviews	40	Accounting Policies	133

Why Invest in Us	8	Governance		Notes on Consolidated Financial Statements	145
Our Executive Leadership	9	Board of Directors	56

Chief Executive’s Review	10	Corporate Governance Report	60	Supplementary 20-F Disclosures
Market Backdrop	12	Directors’ Remuneration Report	74		224

Strategy	14	Directors’ Report	102	Shareholder Information	248

Business Model	16			Other Information	260

Measuring Performance	18			Cross Reference to Form 20-F	267

Sustainability	20			Index	270

Risk Governance	26

Our Business

CRH is the leading building materials business in the world. Our global footprint spans

30 countries, employing c. 80,300 people at over 3,100 operating locations, serving customers across the breadth of the building materials spectrum.

This document constitutes the Annual Report and Financial Statements in accordance with Irish and UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for CRH plc for the year ended 31 December 2019. A cross reference to Form 20-F requirements is included on page 267.

The Directors’ Statements (comprising the Statement of Directors’ Responsibilities, the Viability Statement and the Directors’ Compliance Statement on pages 104 to 106), the Principal Risks and Uncertainties (on pages 108 to 113), the Independent Auditor’s Report (on pages 116 to 124)

and the Parent Company financial statements of CRH plc (on pages 216 to 221) do not form part of CRH’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC).

Forward-Looking Statements

This document contains forward-looking statements, which by their nature involve risk and uncertainty. Please see Disclaimer/Forward-Looking Statements on page 103 for more information about these statements and certain factors that may cause them to prove inaccurate.

View the Report on our website: www.crh.com/investors/annual-reports/

Ergon, part of CRH’s Europe Materials Division, supplied 10,300m² of hollow-core floor slabs and 289 concrete beams and columns for the construction of a new 15,000m² plumbing and heating distribution centre in Merelbeke, Belgium.

OVERVIEW

CONTINUING & DISCONTINUED OPERATIONS[1]

SALES

€28.3 billion

▲ +6%

€26.8bn
€28.3bn
2018
2019

EBITDA (as defined)*

€4.2 billion

▲ +25%

€3.4bn
€4.2bn
2018
2019

OPERATING PROFIT

€2.6 billion

▲ +19%

€2.2bn
€2.6bn
2018
2019

CONTINUING OPERATIONS

SALES

€25.1 billion

▲ +8%

€23.2bn
€25.1bn
2018
2019

PROFIT AFTER TAX

€1.6 billion

▲ +22%

€1.3bn
€1.6bn
2018
2019

EBITDA (as defined)*

€4.0 billion

▲ +24%

€3.2bn
€4.0bn
2018
2019

EARNINGS PER SHARE

202.2 cent

▲ +25%

161.2c
202.2c
2018
2019

OPERATING PROFIT

€2.5 billion

▲ +20%

€2.1bn
€2.5bn
2018
2019

DIVIDEND PER SHARE

83.0 cent

▲ +15%

72.0c
83.0c
2018
2019

CRH ANNUAL REPORT AND FORM 20-F I 2019	1

2019 Performance Highlights

During 2019 the Europe Distribution business was classified as discontinued operations under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations (refer to note 3 to the Consolidated Financial Statements for further information). Accordingly, all references to income statement data are on a continuing operations basis throughout the Overview, Strategy Review and Business Performance sections (pages 2 to 51), unless otherwise stated.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1. Details of how non-GAAP measures are calculated are set out on pages 225 to 228.

AMERICAS MATERIALS

41%
Global Sales

SALES

€10.4 billion

Growth +16%
2018: €9.0 billion

- c. 28,600 employees
- c. 1,450 operating locations
- 46 US states, six Canadian Provinces and Southeast Brazil

Products & Services

EUROPE MATERIALS

34%
Global Sales

SALES

€8.5 billion

Growth +6%
2018: €8.0 billion

- c. 27,250 employees
- c. 1,160 operating locations
- 21 countries

Products & Services

PRODUCT AND SERVICES INDEX: Aggregates, Cement, Lime, Readymixed Concrete, Asphalt, Infrastructural Concrete

2	CRH ANNUAL REPORT AND FORM 20-F I 2019

CRH at a glance Our global business operates across three Divisions: Americas Materials, Europe Materials and Building Products.

OVERVIEW

BUILDING PRODUCTS

25%
Global Sales

SALES

€6.2 billion

Growth 0%
2018: €6.2 billion

- c. 24,450 employees
- c. 490 operating locations
- 19 countries

Products & Services

Paving & Construction Services

Infrastructure Products

Architectural Products

Building Envelope

Construction Accessories

I succeeded Nicky Hartery as Chairman on 1 January 2020. On behalf of the Board and my fellow shareholders, I would like to pay tribute to Nicky for his leadership and commitment in his seven and a half years as Chairman and to thank him for the advice and support which he has generously provided to me during the transition process. During Nicky’s tenure as Chairman, CRH’s market capitalisation increased from €11 billion to €28 billion. CRH also achieved significant profits in 2019 and is well set for further growth.

My Priorities

On taking over the role of Chairman my priorities are as follows:

•	Supporting the continued successful implementation of CRH’s strategy, which has been communicated previously and which is set out on pages 14 to 17 of the Strategy Review section;

•	Ensuring that your Board and Management continue to keep this strategy under review so that it remains appropriate in a constantly evolving external environment and enables long-term sustainable value creation;

•	Ensuring that the ongoing Board renewal process, which is discussed in the Nomination & Corporate Governance Committee Report on pages 68 to 70, is aligned with the strategic priorities of the business and that the Board is composed of Directors with the necessary qualities, capabilities, experience and dedication to protect and promote your interests and those of other stakeholders in CRH;

•	Providing constructive challenge to, and support for, CRH’s committed, capable and dynamic management team, while at the same time having a robust succession planning process in place for senior executive roles;

•	Enabling a continued strong focus on safety, sustainability and CRH’s purpose and values for the benefit of our shareholders, our customers, employees, suppliers and wider stakeholders; and

•	Ongoing engagement with stakeholders, particularly shareholders, to ensure that their perspectives are understood.

2019 Performance

2019 was another year of strong delivery on a range of strategic and operational initiatives, whilst maintaining momentum for further value creation. We continued to reshape the portfolio through the divestment of our Europe Distribution business and our 50% interest in My Home Industries Limited (MHIL), a cement manufacturer based in India. These divestments were in line with our focus on reallocating capital to sectors, geographies and businesses more aligned with our current strategy and business model.

During the year there was also a continued focus on successfully integrating recent acquisitions, such as Ash Grove Cement

Company (Ash Grove), and rigorous attention to continually improving CRH’s operational performance and customer offerings with a comprehensive range of initiatives being implemented.

The reshaping of our portfolio in 2019, ongoing business improvement programmes and trading performance in the year led to operating cash generation of €3.5 billion in 2019, of which €1.2 billion was deployed on maintenance and expansionary/development capital expenditure, €0.7 billion on acquisitions and €1.4 billion was distributed to shareholders via dividends and share buybacks. At the same time, CRH’s balance sheet strength was enhanced resulting in a Net Debt/EBITDA (as defined)*2 ratio of 1.7x at the year end.

Reflecting the strong performance in 2019, CRH’s robust financial position and our confidence for future sustainable growth, your Board is recommending that a final dividend of 63.0c per share be paid, subject to shareholder approval at the Annual General Meeting (AGM). If approved, this would represent a 15% increase in the full year dividend to 83.0c.

The Environment

Following the announcement of my appointment as Chairman Designate in September 2019, I met with a number of shareholders representing c. 30% of CRH’s share capital. One of the principal themes in those meetings was investors’ keen interest in understanding CRH’s approach

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	See cautionary statement regarding forward-looking statements on page 103.
2.

Net Debt/EBITDA (as defined)* is a non-GAAP measure as defined on page 227. The GAAP figures that are most directly comparable to the components of Net Debt/EBITDA (as defined)* include: interest-bearing loans and borrowings (2019: €9,014 million; 2018: €9,316 million) and profit after tax (2019: €1,638 million; 2018: €1,345 million). In line with the purpose of the metric, as set out on page 228, to “assess the Company’s level of indebtedness relative to its profitability and cash-generating capabilities”, the 2019 calculation is based on a continuing operations basis. For 2018, the Group net debt position includes debt related to operations discontinued in 2019 and therefore for comparability purposes the 2018 calculation uses EBITDA (as defined)* from continuing and discontinued operations.

CRH ANNUAL REPORT AND FORM 20-F I 2019	5

to environmental matters. In 2018, the Board created a new Safety, Environment and Social Responsibility (SESR) Committee. The operation of this Committee and its work in 2019 on environmental sustainability is highlighted in the Corporate Governance Report on pages 60 to 63.

In addition, the excellent work of our sustainability team in this area is outlined in detail on pages 20 to 25.

CRH is on track to achieve a range of targets underpinning its sustainability performance by year-end 2020. The Group has already achieved its target to reduce specific CO2 emissions by 25% compared to 1990 levels. Utilising our own experience, expert advice and relevant external benchmarks, further ambitious targets and goals have been set for 2030 and will be overseen by the Board and the SESR Committee. Further details in relation to these stretch targets are set out on page 21.

Your Board

Henk Rottinghuis and Pat Kennedy, who joined the Board in 2014 and 2015 respectively, are not seeking re-election and will be stepping down from the Board at the conclusion of the 2020 AGM. The Company and Board are grateful to Henk and Pat for their significant contributions and exemplary service during a period of transformational change for CRH.

During 2019, Johan Karlström and Shaun Kelly joined your Board. Johan’s most recent executive role was as Chief Executive Officer of Skanska AB, the international construction company, whilst Shaun was until September 2019 Chief Operating Officer of KPMG International, based in the United States (US). Both Johan and Shaun bring very strong skill sets and relevant global experience to complement the Board and support the Group.

CRH Employees

The significant profit which CRH achieved in 2019 reflects the skills, initiative, qualities and commitment of CRH’s employees, led by our Chief Executive, Albert Manifold. Your Board is grateful to Albert and his colleagues for all of their contributions and their relentless drive to continue to deliver sustainable value.

Richie Boucher

Chairman

27 February 2020

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Inclusion and diversity is an important focus area for all CRH operating companies. Staker Parson Materials
& Construction, part of CRH’s Americas Materials Division, supports an inclusive and diverse environment at its operations in Ogden, Utah, where it employs 300 people.

STRATEGY REVIEW

STAKER PARSON
A CRH COMPANY

8-29

Strategy Review

8	CRH ANNUAL REPORT AND FORM 20-F I 2019

Why Invest in Us

Scale in attractive markets
CRH is the largest building materials company in North America and a leading heavyside business in Europe.

30
Countries Globally

Proven track-record in cash generation and returns
Strong financial discipline is a hallmark of CRH. We have a proven, robust track record in cash generation and returns.

+11%
Operating Cash Flows CAGR since 2015

Reserves
CRH has an extensive network of quarry locations in attractive local markets in North America and Europe which is difficult for others to replicate.

23.1 billion tonnes
Proven and Probable Reserves 2019

Unique acquisition model
CRH builds and grows successful businesses by regularly acquiring small to mid-sized companies that complement our portfolio and adding larger strategic deals to create further platforms for growth.

€14.0 billion
Development Spend since 2015

Long-term growth opportunity
There is natural demand for CRH products driven by population and economic growth and the need to continually build and maintain the built environment.

+41%
Revenue Growth since 2015

Continuously improving
CRH is relentlessly focused on building better businesses through operational and commercial excellence, coordinated and driven from the centre and delivered locally by our businesses around the world.

500bps
EBITDA (as defined)* Margin Improvement 2015 to 2019

Experienced leadership and strong talent pipeline
CRH's world class leadership team has a proven track record of performance delivery, underpinned by ongoing talent development and succession planning.

33% 2030 target
Females in Senior Leadership

Sustainable business model
To create long-term value, we embed sustainability principles in all areas of our strategy and business model.

€8.1 billion
2019 Revenue from Products with Enhanced Sustainability Attributes

Balanced portfolio
CRH's product range enables us to service infrastructure, residential and non-residential demand for repair, maintenance and new build construction projects.

35%	30%	35%
Infrastructure	Residential	Non-Residential

Industry Leading Value & Returns
Since 1970 CRH has delivered an industry-leading compound Total Shareholder Return (TSR)[1] of 15.6%. €100 invested in CRH shares in 1970, with dividends reinvested, would now be worth €121,000.

+15.6%
Total Shareholder Return

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	TSR represents the total accumulated value delivered to shareholders (via gross dividends reinvested and share appreciation).

CRH ANNUAL REPORT AND FORM 20-F I 2019	9

Our Executive Leadership

Edwin Bouwman

Chief Human Resources Officer

Edwin joined CRH in 2009 as CFO of our Products and Distribution businesses in Europe and later as CFO Europe. Edwin became a member of CRH’s global leadership team in 2014, was appointed Chief Administrative Officer in 2018 and in August 2019 took on the role of Chief Human Resources Officer. Prior to joining CRH, Edwin’s career included a number of senior leadership roles in multi-operating company, multi-country environments (such as Royal Dutch Shell), and later as CFO and Board Member for Roto Smeets Group, a listed company in the Netherlands.

Qualifications: Drs. Economics.

Senan Murphy

Group Finance Director

Appointed to the Board:

January 2016

Senan has over 30 years’ experience in international business across financial services, banking and renewable energy. He joined CRH from Bank of Ireland Group plc where he was the Chief Operating Officer and a member of the Group’s Executive Committee. He previously held positions as Chief Operating Officer and Finance Director at Ulster Bank, Chief Financial Officer at Airtricity and numerous senior financial roles in GE, both in Ireland and the US.

Qualifications: BComm, FCA.

Onne van der Weijde

President, Europe Materials

Onne joined CRH in January 2018 as Chief Operating Officer for our Europe Materials Division and was appointed Divisional President in July 2018 with responsibility for our cement, lime, asphalt, aggregates and concrete operations in mainland Europe and in Asia. Onne has extensive cement industry experience, having worked across four continents, including roles as the CEO of Dangote Cement in Nigeria and CEO of Ambuja Cements Ltd. in India, prior to joining CRH.

Qualifications: Bachelor of Economics and Accounting, MBA.

Jim Mintern

Executive Vice President, Chief of Staff to the Chief Executive

Jim has over 30 years’ experience in the building materials industry, nearly 20 years of which have been with CRH. Jim joined CRH as Finance Director for Roadstone and since then has held a number of positions across the Group, including Managing Director of each of the Western and Eastern regions of our Europe Materials Division and prior to that as Country Manager for Ireland. Working closely with Divisional and operational leadership, Jim has oversight of our Performance, Group Technical Services, and Safety activities.

Qualifications: BComm, FCA.

Randy Lake

President, Americas Materials

Randy joined CRH in the Americas in 1996 and has held several senior operating positions across multiple CRH businesses, initially in Architectural Products, then in Materials. In 2008 he was appointed President of our Americas Materials Performance group, and prior to his current role he led the launch of our Building Solutions business. Randy is actively involved in the Materials industry in North America and served as Chairman of the US National Stone, Sand & Gravel Association in 2018.

Qualifications: BS (Business Administration), MBA.

Albert Manifold

Group Chief Executive

Appointed to the Board:

January 2009

Albert was appointed a CRH Board Director in January 2009. He joined CRH in 1998. Prior to this, he was Chief Operating Officer of a private equity group. While at CRH he has held a variety of senior positions, including Finance Director of the Europe Materials Division, Group Development Director and Managing Director of Europe Materials. He became Chief Operating Officer in January 2009 and was appointed Group Chief Executive with effect from 1 January 2014.

Qualifications: FCPA, MBA, MBS.

Keith Haas

President, Building Products

Keith began his business career as an engineer at Amoco Chemical Company and joined CRH’s North American business in 1995. While at CRH, he has served in a number of business development and executive leadership roles, including President of our Architectural Products Group and subsequently President of our Americas Products Division between 2012 and 2018. Keith is also on the Board of Directors of the National Association of Manufacturers in the US.

Qualifications: BE (Mechanical), MBA.

David Dillon

President, Global Strategy & Business Development

David joined CRH in 1998 in the US, where he was Controller of the Americas Materials Division. He returned to Europe in 2003, initially as Development Manager for the Europe Materials Division. He has since held a number of senior operational and leadership roles across the Group, including Country Manager Finland in the Europe Materials Division and Managing Director Europe Lightside. He was Divisional President of Europe Lightside & Distribution until the end of 2018. Prior to joining CRH he held various financial roles in the airline industry.

Qualifications: BComm, FCA.

\

As the leading building materials business in the world, CRH has a long and proven track record of consistently delivering for our shareholders through the cycle. Our ability to do so is underpinned by three core principles: improving performance, growing our business and creating value. Our relentless focus on these principles supports the continuous delivery of superior margins, returns and cash for our shareholders.

Our strong performance in 2019, with significant profit growth and positive momentum across our business, has been made possible by the strategic reshaping of CRH over recent years.

In 2019 we significantly reshaped our business into three Divisions: Americas Materials, Europe Materials and a new global Building Products Division, ensuring CRH is better positioned to meet the changing needs of construction.

We also continued our focus on refining and reshaping our portfolio to position our business for higher growth and more sustainable returns. CRH generated €2.1 billion of proceeds from divestments in the year (2018: €3.0 billion) which included €1.6 billion from the divestment of our Europe Distribution business at an attractive valuation.

Our new structure provides us with a narrower and deeper focus, enabling us to better leverage our global scale and drive value above and beyond the sum of our individual businesses.

Our ongoing strong cash generation capabilities and balance sheet strength gives us significant optionality, facilitating the return of €1.4 billion (2018: €1.3 billion) of cash to shareholders in 2019 through dividends and our share buyback programme. We invested €1.9 billion (2018: €4.7 billion) in our business through bolt-on acquisitions (€0.7 billion) and capital investment (€1.2 billion), as well as significantly reducing our year-end Net Debt/EBITDA (as defined)* to 1.7x (2018: 2.1x).

We saw further benefits from our ongoing focus on continuous margin improvement, particularly in the second half of the year. The business achieved an EBITDA (as defined)* margin expansion of 230 basis points from continuing and discontinued operations during the year and we expect further progress in 2020.

Performance Highlights

Revenue from continuing and discontinued operations increased by 6% to €28.3 billion (2018: €26.8 billion) driven by positive underlying construction demand and a favourable pricing environment in our core markets in Europe and North America.

EBITDA (as defined)* from continuing and discontinued operations was ahead of 2018, increasing by 25% to €4.2 billion (2018: €3.4 billion). Reported profit after tax was €1.9 billion (2018: €2.5 billion), reflecting a further year of progress for the Group given the prior year included an after-tax gain of €1.1 billion on certain divestment activity.

Continuous business improvement and good commercial management resulted in improved returns. Return on Net Assets (RONA)2 for the year was 10.1% (2018: 9.6%).

Earnings per share (EPS) for the year advanced 25% to 202.2c (2018: 161.2c) and the Board has proposed to increase the dividend to 83.0c per share, an increase of 15% on the previous year’s level of 72.0c per share.

Operational Highlights

Supported by a positive economic backdrop in the US, our businesses experienced good momentum in underlying construction activity. Sales in our Americas Materials Division increased by 16% to €10.4 billion (2018: €9.0 billion) and EBITDA (as defined)* increased by 31% to €2.0 billion (2018: €1.5 billion).

The Division has good exposure to the infrastructure, residential and non-residential sectors and performed well across key markets despite increased raw material costs. Weather-related headwinds experienced in the first half of the year were offset by a good performance in the second half of the year, driven by volumes improvement, commercial and operational initiatives and pricing progress.

Our US cement operations performed well in 2019 with strong price realisation across major markets and good synergy delivery. The integration of Ash Grove is now complete and the business is performing well.

In Europe, despite higher input costs, Western European markets performed well.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	See cautionary statement regarding forward-looking statements on page 103.
2.

RONA is a non-GAAP measure as defined on page 226. The GAAP figures that are most directly comparable to the components of RONA include: Group operating profit (2019: €2,494 million; 2018: €2,071 million), total assets and total liabilities, respectively (2019: €37,310 million and €19,830 million respectively; 2018: €35,173 million and €18,619 million respectively). Details of how non-GAAP measures are calculated are set out on pages 225 to 228.

CRH ANNUAL REPORT AND FORM 20-F I 2019	11

Eastern Europe benefited from higher levels of growth, particularly in new build activity. Construction activity in the United Kingdom (UK) declined amidst Brexit-related uncertainty.

Overall, our Europe Materials Division experienced a positive year with sales increasing by 6% to €8.5 billion (2018: €8.0 billion). Price increases and a strong contribution from performance improvement initiatives implemented across the Division supported an increase of 15% in EBITDA (as defined)* to €1.1 billion (2018: €0.9 billion).

Against a solid demand backdrop in both North America and Europe, as well as a focus on commercial excellence, our newly established Building Products Division reported sales of €6.2 billion (2018: €6.2 billion), 2% ahead on a like-for-like1 basis.

With an emphasis on continuous business improvement across the Division, we saw positive performances across all four product groups which supported an increase of 22% in EBITDA (as defined)* to €1.0 billion (2018: €0.8 billion).

Portfolio Management and Capital Allocation

Ongoing portfolio management is an embedded practice at CRH which allows us to reallocate capital to higher growth markets where we see greater value-creation opportunities.

The acquisition of Ash Grove for €2.9 billion in 2018 strengthened our footprint in high growth regions of the US and provided a platform for future bolt-on activity. Our focus in 2019 was on integrating Ash Grove into our existing operations while continuing to leverage synergies and drive value for our shareholders.

Bolt-on acquisitions are a fundamental part of CRH’s growth strategy, generating above average returns and complementing the organic growth within our business. We completed 62 small and medium sized bolt-on deals for €0.7 billion in 2019 (2018: €0.7 billion) at attractive valuations.

Our vertically integrated business model ensures that these deals enable us to provide a full range of products and services to our customers, while offering significant synergy potential, delivering operational efficiencies and driving value through the supply chain.

The majority of our divestment activity in 2019 related to the sale of our Europe Distribution business in October for €1.6 billion. In addition, we also completed the divestment of our European Shutters & Awnings business for €0.3 billion and our Perimeter Protection business for €0.1 billion. In December we divested our share of MHIL, our Indian joint venture, for a total deferred consideration of €0.3 billion.

Future Focus

We continue to actively invest in and allocate capital to initiatives which improve our existing businesses, including investment in capacity upgrades and efficiency improvements.

The further refinement of our portfolio in 2019, in addition to the establishment of our new Building Products Division has resulted in a narrower, deeper and more focused Group and together with ongoing performance improvement initiatives across our businesses, positively positions CRH to capitalise on opportunities as they arise in the future. Management is focused on using every lever available to create further value for our shareholders in 2020 and beyond.

Building a Sustainable Future

CRH is a global leader in sustainable building materials and has a long history of producing high-performing, climate-friendly materials and products which play an important role in shaping a more sustainable built environment. This includes our concrete which is among the most sustainable building materials in existence when evaluated on a full life-cycle basis. Concrete is fundamental to human development and will continue to shape the world we live in for generations to come.

As part of our longstanding focus on improving the environmental performance of our materials and products we have committed to further reducing the CO2 intensity of our cement to 520kg CO2 /tonne of cementitious product by 2030. This represents a 33% reduction in specific net CO2 emissions compared with 1990 levels and covers the portfolio of cement plants owned by CRH in 2019. In addition, the Group has set an ambition to achieve carbon neutrality along the cement and concrete value chain by 2050 and we are committed to playing our part in delivering a carbon neutral future.

We are also committed to partnering with our customers to deliver sustainable solutions and have set a target of generating 50% of all product revenue from products with enhanced sustainability attributes by 2025. These are products which incorporate recycled materials, use alternative fuels or energy sources, have sustainability end-use, or a lower carbon footprint.

See page 21 for full details of CRH’s 2030 sustainability targets.

Safety

At all of our sites, the number one priority is the safety of our people and our approach to workplace safety is uncompromising. I am pleased to report that in 2019, 94% of our locations were accident-free. We deeply regret that there was one third-party fatality during the year which underlines the need for us to do even more to ensure the safety of anyone coming into contact with our operations. We are determined to continue to do all we can to achieve our target of zero harm at our operations.

Outlook

In our Americas Materials Division, supported by continuing favourable economic conditions, we expect growth in the US residential and non-residential market sectors with positive momentum in infrastructure activity, underpinned by state and federal funding.

In our Europe Materials Division, we anticipate positive construction demand in key markets with steady progress in Western Europe and good growth in Eastern Europe. While Brexit has created uncertainty in the UK construction market, we expect some stabilisation in 2020.

Against a positive backdrop in North America and Europe, we expect further growth in Building Products aided by ongoing commercial and operational performance initiatives.

For the Group overall, with a continued focus on portfolio refinement, margin expansion, cash generation and enhanced returns for shareholders, we believe that 2020 will be a year of further progress.

Albert Manifold

Chief Executive

27 February 2020

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Details of how non-GAAP measures are calculated are set out on pages 225 to 228.

12	CRH ANNUAL REPORT AND FORM 20-F I 2019

Market Backdrop

There is a natural demand for CRH’s materials and products which is driven by population and economic growth and the need to continually build and maintain the built environment.

CRH manufactures and supplies a range of building materials, products and innovative solutions for the construction industry.

From primary materials that we extract, process and supply, to products that are highly engineered and high-value added, CRH is uniquely positioned to address evolving trends in global construction markets.

Our products can be found throughout the built environment in a wide range of construction projects from major public infrastructure to commercial buildings and residential structures.

Demand for CRH’s materials and products is driven by three primary demand fundamentals: population growth, economic development and the need to continually repair and maintain the built environment.

Population Growth

Our materials and products are an essential enabler of the built environment around the world. This means there is a natural market for our products wherever there is growth in population and the associated construction demand can be expected to drive day-to-day organic growth for our businesses.

Economic Development

There is a strong correlation between population growth and economic growth in developed markets around the world. In addition, economic development and growth drives investment in residential, infrastructure and commercial projects from the houses, roads, bridges, ports and airports that serve our growing cities to office blocks, retail centres and industrial and leisure complexes.

Ongoing Repair and Maintenance

There is a recurring need to continually repair and maintain the existing built environment as structures age over time.

At CRH we aim to have a portfolio which is appropriately exposed to each of these primary demand fundamentals, thereby ensuring we benefit from growth and value-creation opportunities associated with each.

Future Trends in Construction

In addition to the primary market fundamentals driving our business today, CRH also monitors the trends shaping the nature of construction in the future. These include increasing urbanisation and the growth of cities, demand for more sustainable forms of construction and the influence of technology and digitisation. Adapting our business to the opportunities and challenges created by these trends is a constant focus for CRH and an important factor in how we allocate our resources.

Our Balanced Portfolio Building a balanced portfolio is a core constituent of our strategy and helps to insulate our business from the impact of cyclical fluctuations in any one of our markets.

CRH ANNUAL REPORT AND FORM 20-F I 2019	13

Market Development

Where appropriate, CRH operates a vertically integrated business model. Organic growth is complemented by identifying suitable businesses which can be acquired and integrated into CRH through bolt-on acquisitions.

Backed by a reserves network (23.1 billion tonnes) that is difficult to replicate and strong leadership positions in local markets, our materials businesses are well positioned to capitalise on value creating opportunities for consolidation and expansion of existing operations.

Our biggest market, the US, is largely unconsolidated. For example the top ten aggregates businesses account for less than one third of production. Fragmentation across the industry creates opportunities for consolidation through acquisitions which provide the potential to drive further growth and value creation for our shareholders.

North America

In North America, which includes the world’s largest economy, the US, CRH is the largest building materials business. Growth in North America is underpinned by solid fundamentals and positive demographics with the population growing by 30 million people every decade, driving associated construction growth.

In recent years we have reshaped and redirected our businesses in the US to increase our exposure to positive demand fundamentals in the southern and western areas of the country.

Europe

In Europe, where the European Union (EU) is the largest economic bloc in the world, CRH is a leading heavyside building materials business. In Western Europe, there is an attractive mix of stable developed markets which continue to deliver. In Eastern Europe higher growth markets offer opportunities for growth through acquisition activity.

Other Markets

CRH is a leading building products business globally. This business produces high-value-added, highly engineered products that can be economically transported longer-distances, opening up important export markets for CRH beyond our core geographic footprint.

  Introducing Building Products

Oldcastle BuildingEnvelope®, part of CRH’s Building Products Division, supplied skylight and architectural glass for the Leadership in Energy and Environmental Design (LEED©) gold-certified Tepper School of Business at Carnegie Mellon University in Pittsburgh. The products were critical to achieve the thermal performance needed for the building’s LEED© certification.

The nature of construction is changing as the industry evolves to meet the demands of economic growth, shifting demographics and sustainable development. Labour constraints mean that businesses need to adapt and bring products to market that ease and speed up the pace of construction while an increasing demand for more sustainable, integrated and value-added solutions is driving innovation, productivity and technological advancement across the industry.

As a leading supplier of building products globally, CRH is at the forefront of that change. Our businesses manufacture, supply and deliver a wide range of high quality, value-added, innovative products and solutions needed to shape and enhance the built environment for modern communities.

Recognising the changing needs of construction and the impact of those changes on demand for our products, CRH has established a new Building Products Division to bring together related products businesses across Europe, North America and Asia Pacific into one global platform, providing greater alignment on strategies for performance improvement, development and growth.

By establishing a single Division built upon clusters of excellence across Architectural Products, Building Envelope, Infrastructure Products and Construction Accessories, we can leverage our scale and network capabilities to build upon our well-established positions in existing markets and across our core product groups.

The new Division will also increase vertical integration and collaboration opportunities not only within the Division itself but also with our materials businesses in Europe and North America.

A key feature of the Division is its exposure to attractive end-use markets offering higher growth prospects and balance through the cycle, while the lower capital intensity of these businesses delivers superior returns and good cash conversion.

The Building Products Division is well positioned to adapt and grow as markets continue to evolve.

14	CRH ANNUAL REPORT AND FORM 20-F I 2019

Strategy

Targeting superior growth and returns

CRH is the leading building materials business in the world. Our focus is on creating long-term value and delivering superior returns for our shareholders.

OUR STRATEGY

Our strategy is to grow and improve our business in a sustainable and responsible way, through a relentless focus on performance improvement, focused growth and value creation for the benefit of all our stakeholders.

FOUR PILLARS

CRH’s strategy is underpinned by four strategic objectives, which drive our ability to generate superior margins, returns and cash on a continuous basis.

DRIVING PERFORMANCE, GROWTH AND VALUE

TAKING A RESPONSIBLE AND SUSTAINABLE APPROACH

In executing our strategy, CRH is at all times focused on ensuring every lever we utilise to create value for our shareholders is done so in a disciplined, responsible and sustainable manner, thereby mitigating potential risks.

CRH ANNUAL REPORT AND FORM 20-F I 2019	15

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

16	CRH ANNUAL REPORT AND FORM 20-F I 2019

Business Model

How we create value and growth

CRH’s vertically integrated business model benefits from the efficient allocation of capital and continuous business improvements across the Group.

CRH ANNUAL REPORT AND FORM 20-F I 2019	17

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

18	CRH ANNUAL REPORT AND FORM 20-F I 2019

Measuring Performance

CRH uses a number of financial and non-financial Key Performance Indicators (KPIs) to measure performance across our business. KPIs are a consistent feature of how we operate and fundamental to how we track progress towards achieving our strategic objectives.

Sustainability Performance

We believe sustainability and corporate social responsibility are fundamental to CRH being the leading building materials business in the world. We understand that a strong sustainability performance is a key driver in a competitive market and can lead to increased business opportunities. To drive transparency and progress, we are committed to reporting on the breadth of our sustainability performance. A selection of KPIs relating to three of our sustainability priority areas are below:

1.

CO2 emissions subject to final verification under the European Union Emissions Trading Scheme (EU ETS). CO2 emissions data includes Scope 1 (2019: 33.9m tonnes, 2018: 35.4m tonnes, 2017: 25.6m tonnes) and Scope 2 (2019: 2.6m tonnes, 2018: 2.7m tonnes, 2017: 2.6m tonnes) emissions. Scope 1 and Scope 2 emissions are as defined by the World Resources Institute Greenhouse Gas Protocol.

2.	We are highlighting the percentage of females in the senior management cohort as a KPI. Please refer to page 23 for further information on inclusion and diversity, including additional indicators.

CRH ANNUAL REPORT AND FORM 20-F I 2019	19

Financial Performance

As part of our strategic focus on continuous improvement, CRH uses financial KPIs to measure our progress and foster positive performance behaviour. A selection of KPIs relating to four of our financial priority areas are below:

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.

EBITDA (as defined)* Net Interest Cover is a non-GAAP measure as defined on page 227. The GAAP figures that are most directly comparable to the components of EBITDA (as defined)* Net Interest Cover include: profit after tax: €1,638 million (2018: €1,345 million), finance costs: €346 million (2018: €339 million) and finance income: €20 million (2018: €34 million). Details of how non-GAAP measures are calculated are set out on pages 225 to 228.

20	CRH ANNUAL REPORT AND FORM 20-F I 2019

Sustainability

Delivering long-term value

Developing a more sustainable built environment is one of the biggest contributions we can make to society. Our ambition is to continue to drive improvement and growth across all areas of sustainability, creating financial and non-financial value.

How We View Sustainability

We aim to positively contribute to society through the delivery of materials and products that enhance the sustainability of structures and consider the needs of our communities. We believe that meeting these needs in a manner that respects sustainability principles and addresses potentially negative impacts will create lasting value for all our stakeholders, including investors, customers, employees, partners, suppliers and local communities. Sustainability is fundamental to achieving our vision and is embedded in our business strategy and approach.

How We Create Sustainable Value

Our objective is to create sustainable value by providing industry-leading products and solutions to meet the construction needs of our customers around the world. By considering the full life-cycle of our products and innovating to drive more sustainable outcomes in the built environment, we aim to have a positive impact on wider society and the environment while increasing our ability to drive profits and long-term value.

As well as being beneficial for our business, these ambitions also have an outward focus.

Our actions are intended to contribute to the delivery of key initiatives, such as the UN Sustainable Development Goals (SDGs) and the Paris Climate Agreement.

CRH is ranked among sector leaders by leading Environmental, Social and Governance (ESG) rating agencies. We are a constituent member of indices including the FTSE4Good Index, the STOXX® Global ESG Leaders Index and the Dow Jones Sustainability Index as well as a long-term participant in CDP (formerly Carbon Disclosure Project). In addition, many of our operating companies have achieved awards for excellence in sustainability.

How We Manage Sustainability

We take a risk-based, collaborative and strategic approach to responding to global trends in ESG areas including climate change, urbanisation, resource scarcity, demographic changes and technological advancements. We regularly review our non-financial policies and these were updated in 2019.

Risks related to sustainability are recognised in our ERM Framework, described on pages 26 and 27, and details of sustainability risks are included on pages 110 and 111. Our non-financial due diligence processes are well established, and we made no material changes to these in 2019.

Our key sustainability priorities are determined through a range of internal and external processes to identify the ESG issues that are most relevant to our business, society and key stakeholders. These include annual sustainability reporting by our businesses to Group, review of issues raised through ERM processes and regular formal materiality assessment reviews. In 2019, we completed a formal materiality assessment review, the outcome of which will inform our reporting and our evolving approach.

How We Report on Our Performance

We are committed to reporting on the breadth of our sustainability performance and to publishing performance indicators, ambitions and outcomes in key sustainability areas. We publish an annual independently-assured Sustainability Report, which is prepared in line with the Global Reporting Initiative Standards and available on www.crh.com. The 2019 Sustainability Report will be published in March 2020. Key performance indicators on sustainability are included on page 18 and throughout this section.

CRH ANNUAL REPORT AND FORM 20-F I 2019	21

CRH 2030 ambitions

To ensure that we continue to create sustainable value, we have set ambitious targets that are aligned to the issues of most importance to our businesses and stakeholders. These ambitions represent the areas in which we believe we can effect the most change.

22	CRH ANNUAL REPORT AND FORM 20-F I 2019

Sustainability - continued

Managing our key priority areas

Safety

We work in an industry with many safety risks. Because of this, health and safety is our top priority. The health and safety of our employees and contractors is paramount.

How We Manage It

We embed a culture of safety across all operations, as a pre-requisite to addressing safety risks and eliminating accidents.

Our recently updated Health and Safety Policy is applied across all operating locations. This is complemented by our CRH Life Saving Rules, which are a cornerstone of our safety strategy.

Our global network of safety officers works closely with our businesses in implementing policy and practice, which is informed by the recommendations from our external advisory panel.

How We Are Performing

- In 2019 94% of locations were accident-free
- Our accident frequency rate (number of accidents per million manhours) has reduced by an average of 10% per annum over the last decade
- We had zero employee or contractor fatalities to report in 2019. This was the first year since 2015 that there were zero employee fatalities, and the first year since 2004 that there were zero contractor fatalities. However, we deeply regret that one third-party fatality occurred in 2019. We extend our sincere sympathies to their family. We independently investigate all fatalities and share the lessons learned as we focus on our zero fatality target
- We continue to invest in safety initiatives and in the past five years over €220 million has been invested in this area. Focus areas include further development of our front line leadership programme, contractor management and safety culture, as well as electrical and machine safety
- We continued to implement health and wellbeing programmes, providing tools, social support and strategies on physical and mental health

Environment

With ever increasing demands on world resources and mounting pressures on the global climate, we believe that it is important that we continue to focus on achieving continuous improvement in standards of environmental management and control, addressing our environmental risks and reducing potential impacts.

How We Manage It

We work with stakeholders, including customers and the wider building materials industry, to promote emissions reduction and resource efficiency. We apply our recently updated Environmental Policy across all operating companies and new acquisitions.

Our climate strategy, which is integrated with our business strategy, seeks to provide more building solutions that reduce emissions and promote climate resilience as well as reduce emissions within our own operations. Further information on risks relating to climate, including our approach to the Task Force on Climate-related Financial Disclosures (TCFD), is included on page 27.

How We Are Performing

- In 2019 we achieved our 2020 CO_2 reduction commitment. We are now committing to an ambitious target of 520kg CO_2/tonne of cementitious product by 2030, covering the portfolio of cement plants owned by CRH in 2019. This target is among the most ambitious in our industry, representing a 33% reduction in specific net cement CO_2 compared with 1990 levels. Our CO_2 emissions reduction roadmap is a science-based target (SBT) at a 2° scenario that has been independently verified to be in line with the Paris Climate Agreement objectives. We are committed to playing our part towards delivering a carbon neutral future with our ambition to achieve carbon neutrality along the cement and concrete value chain by 2050
- We are contributing to the circular economy and providing end-of-product-life solutions for our customers. In 2019, we reduced our reliance on virgin raw materials by 35m tonnes (2018: 32m tonnes). We used 2.2m tonnes of alternative fuels (2018: 2.1m tonnes); providing 33% of fuel requirements for our cement plants (2018: 30%)
- We encourage biodiversity and 99% (2018: 98%) of our locations have restoration plans

CRH ANNUAL REPORT AND FORM 20-F I 2019	23

OPTERRA, part of CRH’s Europe Materials Division, supplied concrete for this ‘green bridge’ on the Bundesstraße motorway project in Southern Bavaria, Germany. The project, which runs through a forest area, includes a new motorway as well as 14 additional structures. The green bridge, completed in May 2019, will enable wildlife to cross the busy motorway, thus reducing the impact of the project on the area’s biodiversity.

24	CRH ANNUAL REPORT AND FORM 20-F I 2019

Sustainability - continued

CRH ANNUAL REPORT AND FORM 20-F I 2019	25

Integrity

We view integrity and good governance as fundamental to long-term business success and we are committed to meeting the highest standards of business conduct and corporate governance.

How We Manage It

We embrace a "Speak-up" culture where employees, customers, suppliers and other stakeholders are encouraged to raise any good faith concerns they may have relevant to the Code of Business Conduct (CoBC), inappropriate or illegal behaviour or violations of any CRH policies or local laws.

Our comprehensive CoBC, underpinned by our policies including our Anti-Bribery Policy, explicitly states that CRH does not tolerate any form of bribery. At year end, senior management complete an Annual Compliance Certification confirming that procedures at their business complied with our CoBC and accompanying policies.

How We Are Performing

- All new employees are provided with the CoBC and training is provided on a regular basis to relevant employees. In 2019, c. 34,600 employees completed CoBC training
- Certain employees, determined according to the risk profile of their role, undertake annual advanced compliance training (ACT) covering Anti-Bribery, Antitrust, Anti-Fraud and Anti-Theft. In 2019 c. 9,800 employees completed ACT training
- All CRH companies respect and comply with the laws regarding political contributions in the countries and regions in which they operate. In the US, CRH supports the rights of employees to participate in the political process through employee-funded Political Action Committees (PACs). CRH's US operations provide administrative support (consistent with applicable laws) to their affiliated federal and state PACs in the US

How We Engage With Our Stakeholders

Stakeholder	Key Methods of Engagement		Key Interests
Employees	• Ongoing daily interactions • Employee surveys	• Town hall meetings • Employee newsletters	• Business performance and strategy • Health and safety • Inclusion and diversity
Local Communities	• One-to-one meetings • Open days	• Site tours • Participation in local events	• Potential local impact • ESG
Investors	• Annual General Meeting • One-to-one meetings and calls • Surveys	• Investor conferences and roadshows • Ratings	• Business performance • ESG • Board and Executive remuneration
Customers	• Customer surveys • Contractual meetings • Formal market research	• Media and websites • Packaging • Exhibitions	• Quality and delivery • Health and safety • Sustainable products • Customer relations
Suppliers	• Supplier surveys • Contractual meetings	• Tender quotations • Information requests	• Contract performance • Human rights • Health and safety
Government and Regulators	• Briefings • Multi-stakeholder platforms • Industry associations	• Audits • Open days	• Environment and climate • Corporate governance • Potential local impacts • Standard setters
Academic and Scientific Community	• One-to-one meetings • Seminars and lectures • Presentations	• Round table discussions • Intern, graduate and apprenticeship programmes	• Product innovation • Graduates and apprentices • Eco-efficiency
Media	• Media surveys • Interviews • Press releases	• Media briefings • Social media	• Health and safety • Business performance • ESG • Inclusion and diversity
NGOs and Pressure Groups	• One-to-one meetings • Presentations	• Participation in events • Open days	• Environment and climate • Human rights

26	CRH ANNUAL REPORT AND FORM 20-F I 2019

Risk Governance

Effective risk governance supports the realisation of our strategic objectives and the continued success of our business. Our ERM framework is a core component of our performance orientated culture, with leadership guided by a clear line of sight on risks and opportunities across the strategic planning horizon. Embedding ERM into our business processes creates an environment where leaders take a disciplined and focused view on risks to inform and hone our strategy.

Adding Value to Decision-Making

ERM in CRH is a forward-looking, strategy-centric approach to managing the risks inherent in decision-making. It is a tool readily employed by the Board and the wider business leadership, firstly, when considering and setting strategic objectives, and secondly, during strategic execution to ensure we are dynamic and responsive to threats and opportunities for the Group.

Risk informed strategic planning is fundamentally important to successfully address the myriad of challenges we face in our relentless focus on value creation. We are becoming a narrower, deeper, more focused Group and strategic decisions, such as the divestment of our Europe Distribution business, are comprehensively analysed with a risk lens during consideration and execution.

As the leading building materials business in the world we hold ourselves to stringent standards, governed by our robust ERM framework. Our framework allows us to add new depth to our understanding of our customers and markets, so we can buy better, run our assets better and sell better than anyone else. It also gives us insight to strengthen our existing platforms and confidence to step into new markets.

ERM Framework

Our framework, embedded across the Group, ensures a standardised, global system of identification, management and reporting of risks and sets out a structured and consistent approach to threats and opportunities throughout all our operations.

We employ the Three Lines of Defence governance model to support the Board in its responsibilities for risk management. Clarity of ownership and responsibility is pervasive throughout the Group, supported by a robust governance structure.

Our risk framework is reinforced by integrated processes which harness the collective risk intelligence of the Group. The maturity of our risk structures has integrated our bottom, middle and top line perspectives, ensuring transparency of threats, opportunities and controls in the context of individually and collectively held strategic objectives.

Integrated Risk Process

Given the dynamic nature of risk and the evolutionary nature of ERM, the framework operates as a business process at all levels of the Group. Integration with strategy and performance agendas, in addition to ongoing management processes, ensures a robust and effective risk environment assisting in maximising the performance of our businesses.

Uncertainties that present themselves as downside risks are assessed in line with the Group’s risk appetite and those which present themselves as opportunities are sufficiently explored and captured, where possible.

To reflect the Group’s diverse risk landscape and thoroughly understand potential risks that may materialise over the coming years, the Group Risk function facilitates risk workshops and Risk Committee meetings, supplemented, for example, by seminars and regional risk champion forums.

At CRH we believe we realise reward when we manage risk effectively.

CRH ANNUAL REPORT AND FORM 20-F I 2019	27

2019 Highlights

Risk Committee	Risk Strategy	Risk Oversight	Risk Champion Network

Robust schedule with executive representation, fostering wide-ranging discussion and informing strategy.

The Risk Committee provides oversight, leadership and challenge to the processes in place across the Group to identify, assess and manage risks inherent in strategic decision-making and execution.

Redefined five year risk strategy setting a roadmap for improvement in risk management frameworks, principles and practices.

Five key themes have been identified to achieve our targeted maturity, bringing risk closer to our businesses, improving risk governance and delivering value creation.

c. 3,000 risks being managed through our global ERM framework, enabling full visibility, capability and execution of strategy.

Our bottom-up reporting process garners comprehensive risk insights to ensure appropriate execution of risk management and that opportunities to leverage scale are identified and acted upon.

c. 90 Risk Champions appointed at all levels of the Group to support and coordinate risk management activities.

Our networks enhance the maturity of the ERM framework locally and globally by sharing risk profiles, mitigation strategies and best practice from around the Group. Physical forums and virtual tools ensure robust supports for this cooperative community.

Risk Governance Framework

Climate-related Disclosures

With our global presence and industry leadership positions, we are very aware of our role in maintaining sustainability principles while we fulfil the needs of each communities’ stakeholders. We welcome the development of recommendations for improving climate-related disclosures and an increasing focus from both regulators and shareholders on our non-financial performance. As a Group we will continue to be diligent in ensuring transparency and responsiveness to climate-related risks and opportunities.

CRH is participating in a World Business Council for Sustainable Development (WBCSD) and Task Force on Climate- related Financial Disclosures (TCFD) convened “Preparer Forum” for the construction sector to review current levels of disclosure and develop guidelines for the sector with respect to TCFD reporting.

We take a risk-based, collaborative and strategic approach to responding to climate change. The identification, assessment and effective management of climate-related risks and opportunities are fully embedded in our dynamic risk management process and our Climate Change and Policy Principal Risk is described in detail on pages 110 and 236.

We are committed to reporting on the breadth of our sustainability performance and to publishing performance indicators, ambitions and outcomes in key sustainability areas. We publish an annual independently-assured Sustainability Report, which is prepared in line with the Global Reporting Initiative Standards and available on www.crh.com.

28	CRH ANNUAL REPORT AND FORM 20-F I 2019

Risk Governance - continued

CRH ANNUAL REPORT AND FORM 20-F I 2019	29

[THIS PAGE INTENTIONALLY LEFT BLANK]

The Joliette cement plant in Quebec, Canada, part of CRH’s Americas Materials Division, supplies more than ten types of cement to customers across Canada and the Northeastern US. The plant has 180 employees and has been in operation for more than 50 years. It is a pioneer in the use of Alternative Fuels and Raw Material (AFR) in the cement production process, with more than 30% of fossil fuels replaced by alternative fuels.

Business Performance

32 - 53	Business Overview	32

	Finance Director’s Review	33

	Segmental Reviews	38

32	CRH ANNUAL REPORT AND FORM 20-F I 2019

Business Overview

An overview of Group revenue and operating profit for each of the reporting segments for 2017, 2018 and 2019 is as follows:

(i)

As set out in note 2 to the Consolidated Financial Statements on page 147 the Group has three reporting segments; Americas Materials, Europe Materials and Building Products. Comparative segment amounts for 2017 and 2018 have been restated where required to reflect the new format for segmentation.

(ii)	During 2019 the Europe Distribution business was classified as discontinued operations. Comparative amounts for 2017 and 2018 have been restated.

2019 was another year of growth for CRH, supported by a positive demand backdrop in the Americas and in key regions in Europe. With good contributions from acquisitions and tailwinds from currency exchange movements, sales of €28.3 billion from continuing and discontinued operations for the period were 6% ahead of 2018.

Year-end net debt of €6.7 billion

(2018: €7.0 billion) was reflective of our strong operating cash generation and continued portfolio refinement with net disposal proceeds after acquisition spend of €1.4 billion (2018 outflow: €0.6 billion) offset by total distributions to shareholders of €1.4 billion (2018: €1.3 billion). Net Debt/EBITDA (as defined)* was 1.7x (2018: 2.1x).

Key Components of 2019 Performance

Economic growth continued in the US in 2019, with improvements in the infrastructure sector and solid fundamentals in key residential and non-residential markets. Headwinds driven by flooding and wet weather in the first half of the year were offset by a stronger second half and like-for-like sales in Americas Materials for the full year increased 4% over 2018.

In Europe Materials, organic sales were 5% ahead due to good activity in key markets and pricing progress across all product lines. Performance was positive for our businesses in Eastern and Western Europe, which offset challenging trading conditions in the UK as construction activity declined amidst Brexit-related uncertainty.

Building Products saw continued improvements in 2019 reflecting a positive demand and pricing backdrop and like-for-like sales were 2% ahead of 2018. Underlying trends in residential and non-residential activity were positive in the West Coast and Southern regions of the US and our main markets in Europe also experienced good demand.

Our Europe Distribution business was divested at the end of October 2019 and was classified as discontinued operations for reporting purposes. The business experienced continued demand in mainland Europe aided by milder weather conditions, partly offset by challenges in Switzerland.

EBITDA (as defined)* from continuing and discontinued operations of €4.2 billion was 25% ahead of 2018 (2018: €3.4 billion) with the benefit of solid underlying growth, continued focus on operational and commercial performance, margin-enhancing acquisition activity and the impact of IFRS 16 Leases[2]. Reported profit after tax was €0.6 billion behind 2018 at €1.9 billion (2018: €2.5 billion), as the prior year’s profit after tax was augmented by the €1.1 billion after tax profit on disposal on the sale of our Americas Distribution business.

The euro weakened against most major currencies during 2019 resulting in the average euro/US Dollar rate strengthening from 1.1810 in 2018 to 1.1195 in 2019 and the Pound Sterling strengthening from an average 0.8847 in 2018 to 0.8778 in 2019. Overall currency movements resulted in a favourable net foreign currency translation impact on our results as shown on the table on page 34. The average and year-end 2019 exchange rates of the major currencies impacting on the Group are set out on page 144.

Change in Reporting Currency to US Dollar

Within our current portfolio of businesses, our euro denominated earnings, while sizeable, are a relatively lower proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Group has decided to change its reporting currency to US Dollar effective from 1 January 2020.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1. See cautionary statement regarding forward-looking statements on page 103.

2. The impact of IFRS 16 Leases on EBITDA (as defined)* is €378 million from continuing and discontinued operations.

34	CRH ANNUAL REPORT AND FORM 20-F I 2019

Finance Director’s Review 2019 - continued

Key Components of 2019 Performance

€ million	Sales revenue	EBITDA (as defined)*	Operating profit	Loss on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2018	23,241	3,216	2,071	(27)	(351)	48	1,741

Exchange effects	764	127	91	1	(12)	2	82

2018 at 2019 rates	24,005	3,343	2,162	(26)	(363)	50	1,823

Incremental impact in 2019 of:

- 2018/2019 acquisitions	923	164	70	-	(44)	-	26

- 2018/2019 divestments	(629)	(52)	(18)	34	2	-	18

- Leases (ii)	-	311	40	-	(62)	-	(22)

- Organic	830	234	240	(9)	29	10	270

2019	25,129	4,000	2,494	(1)	(438)	60	2,115

% Total change	8%	24%	20%				21%

% Organic change	3%	7%	11%				15%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.
(ii)	Excludes the impact of IFRS 16 Leases on discontinued operations which is €67 million on EBITDA (as defined)*, €4 million on operating profit and €7 million on finance costs.

Liquidity and Capital Resources - 2019 compared with 2018

The comments that follow refer to the major components of the Group’s cash flows for 2019 and 2018 as shown in the Consolidated Statement of Cash Flows on page 132.

Throughout 2019, the Group remained focused on cash management, targeting working capital in particular. Management delivered a net working capital outflow of €64 million (2018: €463 million), and together with 2019’s improved profitability and the positive impact of the non-reoccurrence of cash outflows related to the Americas Distribution discontinued operation (primarily the tax paid on the profit on disposal) the Group’s operating cash flow increased to €3.5 billion (2018: €1.9 billion).

Working capital was €2.1 billion at year end (2018: €2.5 billion) representing 8.5% of continuing sales (2018: 9.4% on a continuing and discontinued basis). CRH believes that its current working capital is sufficient for the Group’s present requirements.

Focused investment in property, plant and equipment in markets and businesses with increased demand backdrop and efficiency requirements, resulted in higher cash outflows of €1.2 billion (2018: €1.1 billion), with spend in 2019 representing 102% of depreciation on owned assets (2018: 105%).

Reflective of the ongoing strategy of active portfolio management, the Group invested €0.7 billion on 62 transactions (2018: €3.6 billion) which was financed by divestment and disposal proceeds of €2.1 billion (net of cash disposed and deferred proceeds) (2018: €3.0 billion).

The Group continued its share buyback programme and, in 2019, 27.4 million (2018: 27.9 million) ordinary shares were repurchased on the London Stock Exchange (LSE) and Euronext Dublin for a total consideration of €0.8 billion (2018: €0.8 billion), at an average price of €28.87 (2018: €28.24) per share. The Group announced a further €0.2 billion tranche of the share buyback programme on 7 January 2020 to be completed no later than 31 March 2020. These buybacks, together with cash dividend payments of €0.6 billion (2018: €0.5 billion), reflect the Group’s continued commitment to returning excess cash to shareholders.

Year-end interest-bearing loans and borrowings decreased by €0.3 billion to €9.0 billion (2018: €9.3 billion). At year end, the weaker euro against the US Dollar had a negative translation impact on net debt.

Reflecting all these movements, net debt of €6.7 billion at 31 December 2019 was €0.3 billion lower than year-end 2018 (€7.0 billion). The Group is in a good financial position. It is well funded and Net Interest Cover (EBITDA (as defined)*/net debt related interest costs) is 12.3x (2018: 10.5x).

The Group ended 2019 with total liquidity of €7.4 billion, comprising €3.8 billion of cash and cash equivalents on hand and €3.6 billion of undrawn committed facilities which are available until 2024. At year end, the Group had sufficient cash balances to meet all maturing debt obligations (including leases) for the next four years and the weighted average maturity of the remaining term debt was

11.6 years.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F I 2019	35

In April 2019, the Group successfully carried out an amendment and extension of its €3.5 billion revolving credit facility.

The Group also has a US$2 billion US Dollar Commercial Paper Programme and a €1.5 billion Euro Commercial Paper Programme of which there were no outstanding issued notes at year end. The purpose of these programmes is to provide short-term liquidity at attractive terms.

Contractual obligations and Off-Balance Sheet arrangements are disclosed on page 229 of this Annual Report and Form 20-F.

Segmental Reviews

The sections on pages 38 to 51 outline the scale of CRH’s continuing operations in 2019 and provide a more detailed review of performance in each of CRH’s reporting segments. A review of the discontinued operations, Europe Distribution, is also included on pages 49 and 52 for information.

Development Review
2019

Demonstrating CRH’s strategy of active portfolio management, the Group invested €0.7 billion in 62 acquisition/investment transactions in 2019 (including deferred and contingent consideration in respect of prior year acquisitions).

The Building Products Division completed a total of 16 bolt-on acquisitions at a cost of c. €460 million. Four of these acquisitions were completed in Europe and one in Australia at a cost of €65 million, while the remaining 11 were completed in North America for consideration of c. €395 million. One of the largest acquisitions in 2019 was the November acquisition of Torrent Resources, Inc. for c. €75 million. This acquisition strengthens CRH’s storm water and water management presence in Western US and offers significant commercial and operational synergy potential to our Infrastructure Products business.

The Americas Materials Division completed 27 bolt-on acquisitions and two investments at a cost of c. €210 million, the majority of which were designed to bolster our operational footprint through the addition of c. 260 million tonnes of mineral reserves. The most significant acquisition in Americas Materials was that of Windsor Rock Products for c. €30 million. Windsor Rock

Products is a strong fit with our existing operations in Oregon and adds c. 25 million tonnes of reserves to our portfolio.

The Europe Materials Division completed 15 bolt-on acquisitions and two investments at a cost of c. €55 million.

On the divestment front, the Group completed 11 transactions and realised business and asset disposal proceeds of €2.1 billion. The majority of divestment proceeds related to the divestment of the Europe Distribution business in October 2019 for a final agreed consideration of €1.6 billion. Other transactions in 2019 included the divestment of the European Shutters & Awnings business for a total consideration of €0.3 billion in June, the divestment of the Perimeter Protection business in Europe in September 2019 for €0.1 billion together with seven smaller business divestments completed in the US and UK.

On 31 December 2019, the Group divested of its share of the Indian joint venture, MHIL, for a total deferred consideration of

€0.3 billion.

In addition to these business divestments, the Group realised proceeds of €0.1 billion from the disposal of surplus property, plant and equipment.

36	CRH ANNUAL REPORT AND FORM 20-F I 2019

Finance Director’s Review 2018

The overall trading environment for the Group in 2018 was positive with good demand and favourable market fundamentals in the Americas coupled with positive underlying momentum in Europe; both experienced against a backdrop of energy-related input cost inflation and significant weather disruption throughout 2018. The Group continued to focus on cash generation and appropriate deployment of capital. Operating cash flow for 2018 amounted to €1.9 billion (2017: €2.2 billion) impacted by the tax paid on the divestment of Americas Distribution. Year-end 2018 net debt finished under €7.0 billion (2017: €5.8 billion) after acquisition spend net of disposal proceeds of €0.6 billion (2017: €1.7 billion) and total distributions to shareholders of €1.3 billion (2017: €0.5 billion).

Key Components of 2018 Performance

The overall sales movement in 2018 was a combination of the performance of each of the individual segments as noted below.

Despite harsh winter weather conditions experienced in the early months and record levels of rainfall during 2018, our Americas Materials’ operations benefited from a positive macroeconomic backdrop and good underlying demand in the US. An organic sales increase of 4% was supported by growth across all sectors in our markets.

Organic sales were up 5% in Europe Materials, with a positive performance for our operations in Ireland, the Benelux, Denmark and Poland partly offset by more challenging trading conditions in the UK, due to continued Brexit uncertainty. The Philippine economy continued to perform amidst inflationary pressures. However, the resultant volume and price progress was more than offset by cost increases, particularly in energy.

Building Products saw growth in the US along the West Coast and in parts of the South, due to good residential and non-residential construction, partly offset by softness in some Northern US regions. With organic sales 3% ahead of 2017, it was a year of progress for the Division further boosted by acquisitions in all of the product groups.

Europe Distribution, which was classified as discontinued operations for reporting purposes, had a mixed performance with positive momentum in the Netherlands, partly offset by first half challenges in Switzerland and Belgium.

EBITDA (as defined)* for 2018 amounted to €3.2 billion, a 10% increase on 2017 (2017: €2.9 billion) as the benefit from acquisitions and underlying growth was partly offset by energy-related input cost inflation. Reported profit after tax was €0.6 billion ahead of 2017 at €2.5 billion (2017: €1.9 billion), with 2018 profit augmented by the profit on disposal of our Americas Distribution business partly offset by two non-recurring one-off items in 2017; a past service credit due to changes in a Swiss pension scheme and a €440 million reduction in the Group’s net deferred tax liabilities1 due to changes in tax legislation in the US.

The euro strengthened against most major currencies during 2018 resulting in the average euro/US Dollar rate weakening from 1.1297 in 2017 to 1.1810 in 2018 and the Pound Sterling weakening from an average 0.8767 in 2017 to 0.8847 in 2018. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown in the table below. The average and year-end 2018 exchange rates of the major currencies which impacted on the Group are set out on page 144.

Key Components of 2018 Performance

€ million	Sales revenue	EBITDA (as defined)*	Operating profit	(Loss)/profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit
2017	21,653	2,930	1,927	54	(348)	52	1,685

Exchange effects	(644)	(98)	(67)	(2)	9	(2)	(62)

2017 at 2018 rates	21,009	2,832	1,860	52	(339)	50	1,623

Incremental impact in 2018 of:

- 2017/2018 acquisitions	1,746	355	225	-	(57)	-	168

- 2017/2018 divestments	(348)	(36)	(26)	(72)	2	-	(96)

- Swiss pension past service credit (ii)	-	(20)	(20)	-	-	-	(20)

- Early bond redemption	-	-	-	-	17	-	17

- Organic	834	85	32	(7)	26	(2)	49

2018	23,241	3,216	2,071	(27)	(351)	48	1,741

% Total change	7%	10%	7%				3%

% Organic change	4%	3%	2%				3%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.
(ii)

2018 included the impact of the non-reoccurrence of a one-off past service credit of €81 million in 2017 due to Swiss pension plan amendments, €20 million classified as continuing operations with the remaining €61 million classified as discontinued operations.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Net deferred tax liabilities of €447 million is stated on a continuing (€440 million) and discontinued (€7 million) basis.

CRH ANNUAL REPORT AND FORM 20-F I 2019	37

Liquidity and Capital Resources - 2018 compared with 2017

The comments that follow refer to the major components of the Group’s cash flows for 2018 and 2017 as shown in the Consolidated Statement of Cash Flows on page 132.

The Group maintained its focus on cash management in 2018. Operating cash flow in 2018 was €1.9 billion (2017: €2.2 billion) which included cash outflows of €469 million related to the Americas Distribution discontinued operation, primarily the tax paid on the profit on disposal. Net working capital outflow for 2018 of €463 million (2017: €209 million outflow) reflected trends in overall sales, seasonal weather patterns and the impact of acquisitions.

Focused spending on property, plant and equipment in markets and businesses with increased demand backdrop and efficiency requirements, resulted in higher cash outflows of €1.1 billion (2017: €1.0 billion).

During 2018 the Group spent €3.6 billion on 46 transactions (2017: €1.9 billion) which was partly financed by divestment and disposal proceeds of €3.0 billion (net of cash disposed and deferred proceeds) (2017: €222 million).

Between 2 May and 31 December 2018, 27.9 million ordinary shares were repurchased on the LSE and Euronext Dublin for a total of €789 million, at an average price of €28.24 per share. This buyback, together with cash dividend payments of €533 million in 2018 (2017: €477 million) reflected the Group’s continued focus on returns to shareholders. Net proceeds from share issues in 2018 was €11 million (2017: €42 million).

Year-end 2018 interest-bearing loans and borrowings increased by €1.3 billion to €9.3 billion (2017: €8.0 billion). At year end 2018, the weaker euro against the US Dollar had a negative translation impact on net debt.

Development Review
2018	2017

In 2018, the Group spent a total of c. €3.6 billion (including deferred and contingent consideration in respect of prior year acquisitions) on 46 acquisition/investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of c. €3.0 billion.

The most significant acquisition in 2018 was the June acquisition of Ash Grove, which gave CRH a market leadership position in the North America cement market, allowing for greater vertical integration with our existing aggregates, asphalt and readymixed concrete businesses. In addition to the acquisition of Ash Grove, our Americas Materials Division completed 23 bolt-on acquisitions and one investment throughout the US and Canada for consideration of c. €370 million.

Our Europe Materials Division completed ten acquisitions across the UK, Ireland and France, and one investment in Poland for a total spend of c. €60 million. Our Building Products Division completed an acquisition in the UK, Germany, Belgium and Australia, in addition to six bolt-on acquisitions in the US at a total cost of c. €220 million. The acquisitions of Coral Industries and SIGCO extended Building Envelope’s geographic footprint and product offerings in the Southeast and Northeast US, respectively. Similarly, the Concrete Specialties acquisition and the Ash Grove packaging division added geographic exposure to Central US markets.

The majority of divestment proceeds related to the divestment of our Americas Distribution business in January 2018 for a final agreed consideration of c. €2.4 billion. In July 2018, the Group completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for total consideration of c. €0.5 billion. A further 18 smaller business divestments were completed across all segments demonstrating our continued focus on portfolio management. In addition to these business divestments, the Group realised proceeds of c. €0.1 billion from the disposal of surplus property, plant and equipment.

In 2017, the Group spent a total of €1.9 billion (including deferred and contingent consideration in respect of prior year acquisitions) on 34 acquisition/investment transactions. The Group realised business and asset disposal proceeds of €0.2 billion.

Our Americas Materials Division completed the largest 2017 acquisition at the end of November with the acquisition of Suwannee American Cement together with certain other materials assets in Florida. The total assets acquired consisted of a 1 million tonne cement plant in North Central Florida, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities. The Americas Materials Division also completed 12 further bolt-on acquisitions, including two in Canada, adding c. 2.5 billion tonnes of additional aggregates reserves resulting in a total spend of c. €1.1 billion in 2017.

Our Europe Materials Division spent c. €0.6 billion on eight acquisitions and one investment, including the largest acquisition in Europe of the Fels lime business which was acquired at the end of October 2017. Fels’ assets included significant high-quality limestone reserves and 11 production locations; nine in Germany and one in both the Czech Republic and Russia.

The Building Products Division completed eight acquisitions and one investment in the US in addition to two acquisitions and one investment in Europe in 2017 at a total cost of c. €0.2 billion.

Business divestments during 2017, all in Europe Materials, generated net proceeds of c. €85 million. The remaining clay products businesses in Europe (Belgium, Germany, Netherlands and Poland) were divested and the Division also sold its civil prefabricated concrete businesses in the Benelux, along with seven other small non-core businesses. In addition to these business divestments, the Group realised proceeds of c. €0.1 billion from the disposal of surplus property, plant and equipment.

Roadstone, part of CRH’s Europe Materials Division, developed over 4,500m³ of high-strength concrete for The Rose Fitzgerald Kennedy Bridge in Ireland, which opened in January 2020. The three-tower, 887m extrados bridge is the longest of its type in the world. Extending more than 230m over the River Barrow, and with a 36-metre clearance, it provides vital connectivity for surrounding communities and for shipping navigation to the Port of New Ross.

Segmental Reviews

40 - 53	Americas Materials	40

	Europe Materials	44

	Building Products	48

40	CRH ANNUAL REPORT AND FORM 20-F I 2019

Americas Materials

CRH’s Americas Materials Division is the leading building materials business in North America with operations in 46 US states, six Canadian provinces and three Brazilian states.

What We Do

Our Americas Materials Division is a vertically integrated supplier of building materials used widely in construction projects throughout North America. Typically, these materials are resource-backed in mineral deposits found within our extensive network of quarry locations where they are processed for supply as aggregates, asphalt, cement and readymixed concrete.

Our operating companies across North America supply these materials to customers including national, regional and local governments, contractors, homebuilders, homeowners and sub-contractors, for use in a broad range of construction projects including major public infrastructure, commercial buildings and residential structures.

Over several decades CRH has built up market leading positions throughout North America in aggregates and readymixed concrete while currently being the largest producer of asphalt. CRH is also a leading producer of cement in North America with operations across Florida, Texas, the Midwest and Western US, and Canada.

In addition, the Division is a leading supplier to highway construction projects in the US and a significant proportion of our business is awarded by public tender for federal, provincial, state and local government authority road and infrastructure projects.

How We Create Value

Our Americas Materials businesses have established strong relationships with customers in local markets and a deep market knowledge that drives performance. This focus on operational excellence at the local level is supported by strategic oversight provided through a lean centre which allows CRH to leverage talent, procurement synergies, cost management and operational excellence.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Geography, sector exposure and end-use balance are based on sales.
2.	Net Assets at 31 December 2019 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 226.
3.	Throughout this document annualised volumes have been used which reflect the full-year impact of development activity during the year and may vary from actual volumes sold.

CRH ANNUAL REPORT AND FORM 20-F I 2019	41

Our vertically integrated business model helps us capture value at multiple points along the value chain. Selling materials internally to other CRH businesses helps us drive company-wide growth and efficiency while ensuring that we are maximising the use of our assets.

Materials produced by our aggregates and cement businesses for example are purchased by our downstream materials businesses for products such as readymixed concrete and asphalt. This focus on vertical integration is embedded in our development strategy and we typically concentrate our acquisition activity on businesses which can be quickly integrated within our existing network.

The US building materials sector is largely unconsolidated; the top ten aggregates businesses account for less than one third of production. Backed by a reserves network that is very difficult to replicate and strong leadership positions in local markets, our materials businesses are well positioned to capitalise on value creating opportunities for consolidation and expansion of existing integrated operations.

The recent expansion of the Division’s footprint in the North American cement market for example allows for greater integration with our existing aggregates and readymixed concrete businesses. It also increases our exposure to the high growth states in the Southern and Western US where there is high population growth and demand for our materials.

How We Structure our Operations

Our Americas Materials Division operates across three countries (the US, Canada and Brazil). The Division has a network of close to 1,450 operating locations and employs approximately 28,600 people across 46 US states, six Canadian provinces and three Brazilian states.

Annualised Sales Volumes3: Aggregates: 192.2m tonnes; Cement: 15.0m tonnes; Readymixed Concrete: 13.2m m3; Asphalt: 45.5m tonnes

Our Vertically Integrated Business

42	CRH ANNUAL REPORT AND FORM 20-F I 2019

Operations Review - Americas Materials

Prior Year 2018

Results		Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	7,970	-356	+1,026	-26	+337	8,951	12%
EBITDA (as defined)*	1,270	-56	+267	-12	+24	1,493	18%
Operating profit	858	-37	+176	-9	+21	1,009	18%
EBITDA (as defined)*/sales	15.9%					16.7%
Operating profit/sales	10.8%					11.3%

Following significant development activity in 2018 and the latter half of 2017, Americas Materials operating profit was €1.0 billion in 2018, 18% ahead of 2017. Organic sales were 4% ahead of 2017, while organic operating profit grew 3% as the Division experienced pricing progress, with improvements across all products. However, margins were impacted by poor weather in key markets and ongoing cost inflation, with notable increases in bitumen, a key input in asphalt production, and energy costs, including diesel and gasoline.

Continued economic growth in the US residential, non-residential and infrastructure sectors drove underlying demand. Canada had moderate GDP growth in 2018, with solid jobs growth. The economy lost some momentum in the second half of 2018 due to a slowdown in business and government spending.

Continued political uncertainty in Brazil, particularly in relation to the presidential elections as well as a truck drivers strike, impacted the Brazilian economy during 2018. The weakness in the construction market continued.

Together with the Ash Grove acquisition, Americas Materials spent €3.3 billion in 2018 on 24 bolt-on transactions, adding c. 1.6 billion tonnes of reserves to the business.

Building Materials

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

Overall paving and construction services revenue for 2018 increased 6% and like-for-like revenue was up 4%, mainly driven by the South division, which benefited from a good paving season that extended into the last quarter of 2018. Input cost pressure, particularly in raw materials and energy, negatively impacted overall margins in 2018.

Regional Performance

Like-for-like sales in the North division increased 4%, mainly due to improved US aggregates volumes and prices, as well as greater construction sales. Adverse weather however impacted volumes across all businesses in Canada. This together with increased input costs resulted in operating profit finishing behind 2017.

Like-for-like South division sales increased 11%, benefiting from increased construction activity with several new projects undertaken in key states. Volumes and price increases across all products resulted in a strong operating profit performance in 2018.

With record levels of rainfall and flooding in the Central division, like-for-like sales decreased 4%. Reduced volumes and margin pressure resulted in operating profit finishing behind 2017.

With strong pricing across all products and volumes growth aided by acquisitions, West division sales increased 12% during 2018. Although delayed funding in certain states impacted like-for-like aggregates and asphalt volumes, operating profit was ahead of 2017.

Cement

The acquisition of Ash Grove in June 2018 gave CRH a market leadership position in the North American cement market, and including the partial year of ownership with our operations in Florida, Canada and Brazil, resulted in total cement volumes in 2018 of over ten million tonnes.

Our US cement operations delivered higher volumes in 2018 primarily due to the acquisition of Ash Grove and a full year of ownership of the Suwannee American Cement business. Strong price realisation across our major markets and synergies with CRH’s heritage businesses contributed good operating profits in 2018. Integration of the Ash Grove business progressed well and the business performed in line with expectations.

Cement volumes and prices in Canada were behind 2017 due to the exit of the Maritimes market and competitive cement market conditions. The business continued to optimise its terminal network and to further penetrate US markets.

CRH Brazil cement volumes were stable, in line with consumption trends in the Southeast region. Selling price increases were achieved in a higher input cost environment.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F I 2019	43

Current Year 2019

Results		Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change
Sales revenue	8,951	+460	+657	-26	-	+343	10,385	16%
EBITDA (as defined)*	1,493	+84	+135	-5	+98	+155	1,960	31%
Operating profit	1,009	+60	+61	-4	+9	+136	1,271	26%
EBITDA (as defined)*/sales	16.7%						18.9%
Operating profit/sales	11.3%						12.2%

2019 was a strong year for Americas Materials, generating operating profit of €1.3 billion, 26% ahead of 2018. Headwinds driven by wet weather and increased raw materials costs in the first half of the year were offset by a stronger second-half performance reflecting increased volumes, positive pricing and reduced operating expenses. Organic sales were 4% ahead of 2018, while organic operating profit grew 13%.

Economic activity in the US remained favourable during 2019 with the infrastructure sector supported by the FAST Act as well as a significant number of local and state funded transportation projects. The Canadian market experienced growth during the year and economic expansion is expected to continue at a moderate pace.

Americas Materials completed 29 acquisitions/ investments in 2019 at a cost of c. €210 million, strengthening its operational footprint through the addition of c. 260 million tonnes of mineral reserves.

Building Materials

Total aggregates volumes benefited from acquisitions and finished 5% ahead of prior year, while like-for-like volumes were 1% ahead as a strong performance in the West was partly offset by a focused reduction in lower margin contracts in the South division. Average prices increased 5% on a like-for-like basis and 4% overall compared with 2018 and margins were maintained against a backdrop of increased input costs.

Like-for-like and total asphalt volumes were 1% behind 2018 as flooding and tropical storms negatively impacted our Central and South divisions, partly offset by strong demand in the North. Like-for-like prices improved 5%, more than offsetting higher input costs and resulted in strong margin expansion.

Total readymixed concrete volumes were 9% ahead of 2018 and prices improved 4%. Like-for-like volumes were 2% ahead as poor weather in the first half of the year for Central and West was offset by strong volumes in the South division. Readymixed concrete margins were impacted by increased input costs.

Total paving and construction services revenues were 3% ahead, 2% on a like-for-like basis, as overall margins improved driven by favourable regional mix and increased higher margin work in the South and West divisions, partly offset by challenging first-half weather in Canada.

Regional Performance

The North division comprises operations in 13 states, with key operations in Ohio, New York, New Jersey and Michigan. Total sales in the North division increased 5% primarily due to favourable volumes and prices across our product range, as well as greater construction revenue. This improved revenue coupled with strong cost control resulted in a good operating profit performance.

The South division comprises operations in 12 states with key operations in Florida, West Virginia and North Carolina. Total sales in the division increased 1% with improved pricing in all products largely offset by lower construction revenue due to the timing of major projects in key states. Strong pricing together with focused management of operating expenses resulted in a solid operating profit performance.

The Central division has operations in ten states, with key operations in Texas, Arkansas and Kansas. Weather challenges continued in the division with flooding and record levels of rainfall in the first half of the year; however, a strong performance later in the year and contributions from acquisitions helped drive a total sales increase of 20%, 7% ahead on a like-for-like basis. Like-for-like operating profit finished ahead of prior year as weather challenges were offset by favourable second-half volumes and pricing.

The West division has operations in ten states with key operations in Utah, Idaho, Washington and Colorado. Strong pricing across all products and volumes growth in aggregates and readymixed concrete supported the West division’s total sales increase of 5%, 2% on a like-for-like basis. Despite challenges from weather and higher input costs, mainly bitumen and labour, favourable pricing across all products and tight cost control resulted in operating profit well ahead of 2018.

Cement

Like-for-like sales volumes in our US operations were ahead in 2019. Despite adverse weather, strong price realisation across major markets and good synergy delivery supported robust operating profits. The integration of Ash Grove is now complete and the business is performing well.

Despite poor weather conditions in the first half of the year, cement volumes and prices in Canada were ahead of 2018, driven by solid market conditions.

Cement consumption in Southeast Brazil improved in 2019 enabling CRH to achieve volumes growth supported by a consistent focus on key customer segments. A strong emphasis on logistics optimisation and price realisation drove improved performance.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

44	CRH ANNUAL REPORT AND FORM 20-F I 2019

Europe Materials

With market leading positions across a broad geographic footprint and a highly integrated portfolio of businesses, our Europe Materials Division is a leading heavyside materials business in Europe.

What We Do

Our Europe Materials Division manufactures and supplies a broad range of materials for use in construction projects including aggregates, cement, lime, asphalt, readymixed concrete and concrete products.

This vertically integrated business is founded in resource-backed assets engaged in the production and supply of cement and aggregates along with downstream material products such as readymixed concrete, concrete products and asphalt.

These materials are used extensively in a wide range of construction applications from major public infrastructure projects to commercial buildings and residential structures.

Our businesses are established players in local markets and have long-standing relationships with customers which typically range from national, regional and local governments, to building contractors and other construction product and service providers.

With an extensive network in the strong and stable markets of Western Europe, a strong footprint in growing Eastern European markets and an attractive position in Asia, the Division is geographically balanced and has broad exposure to residential, non-residential and infrastructure sectors.

We have leading positions and a broad range of well-established brands in most markets across Western Europe, from Ireland and the UK to France, Germany, Denmark, Finland, Switzerland and Benelux. In Eastern Europe, we have built up a strong portfolio of businesses across eight different countries. While cement is our core product in these Eastern European markets, we have also developed strong positions in the lime, readymixed concrete, precast and aggregates sectors in recent years.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Geography, sector exposure and end-use balance are based on sales.
2.	Net Assets at 31 December 2019 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 226.
3.	Throughout this document annualised volumes have been used which reflect the full-year impact of development activity during the year and may vary from actual volumes sold.

CRH ANNUAL REPORT AND FORM 20-F I 2019	45

In 2019, the Division was reorganised to include Asia, which comprises cement operations in the Philippines where we are the second biggest producer, along with an equity-accounted investment in Northeast China.

How We Create Value

Value creation is an area of continuous focus for our Europe Materials Division and we place great emphasis on performance improvement initiatives and collaboration across the Division.

In addition to understanding and meeting the unique needs of local customers, our deep market knowledge drives performance and our extensive network allows us to leverage talent, synergies for procurement, cost and logistics management and drive both commercial and operational excellence.

Our vertically integrated business model means that we can maximise the use of our assets through a combination of self-supply to our downstream operations as well as sales to our customers. With a strong pipeline of opportunities across regions, our development strategy is focused on identifying and integrating bolt-on acquisitions for synergies, reserves and further vertical integration, in addition to opportunities to extend and strengthen existing regional positions.

We have a strong track record in adding businesses for vertical integration and to strengthen regional positions, ensuring we are competitive in all individual product lines and our combined business delivers a stronger return on assets and generates more cash.

How We Structure Our Operations

Our Europe Materials Division spans 19 countries in Europe and two in Asia and is organised across five operational clusters (Tarmac (UK), Europe North, Europe West, Europe East and Asia).

Europe Materials employs approximately 27,250 people at over 1,160 locations. A further 5,650 people are employed in our equity accounted investment in China.

Annualised Sales Volumes3: Aggregates: 115.0m tonnes; Cement: 33.5m tonnes; Readymixed Concrete: 18.1m m3; Asphalt: 11.6m tonnes; Lime: 7.4m tonnes; Concrete Products: 6.7m tonnes

Where Our Products Are Used

46	CRH ANNUAL REPORT AND FORM 20-F I 2019

Operations Review - Europe Materials

Prior Year 2018

Results		Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Pension Credit[1]	Organic	2018	% change
Sales revenue	7,338	-90	+511	-53	-	+336	8,042	10%
EBITDA (as defined)*	891	-16	+65	-1	-20	+17	936	5%
Operating profit	493	-10	+36	-	-20	-12	487	-1%
EBITDA (as defined)*/sales	12.1%						11.6%
Operating profit/sales	6.7%						6.1%

1Swiss pension plan service credit of €20 million in 2017

The 2018 trading performance for the Europe Materials Division was mixed with positive results in our operations in Ireland, the Benelux, Denmark and Poland, with more challenging trading conditions in the Philippines and UK. The year-on-year organic sales growth reflected continued price progression, however cost inflation, which was a feature across all markets resulted in a decrease in operating profit.

Tarmac (UK)

Despite challenging weather conditions earlier in 2018 and ongoing political and economic uncertainty as to the impact on construction activity following the Brexit vote, sales in our Tarmac business were ahead of 2017, underpinned by growth in contracting sales and more modest growth in other materials. Overall, operating profit was behind compared with 2017 as continued progress on performance improvement measures was offset by increased input costs and a challenging market environment.

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

In Denmark, sales and operating profit finished ahead of 2017, as the business benefited from good underlying demand and progress in pricing achieved during 2018. In Spain, results advanced on 2017, with improved pricing in cement and readymixed concrete partly offset by lower cement volumes, due to severe weather at the beginning of 2018 and the conclusion of a major project during 2018.

Despite a significant increase in cement volumes in Switzerland, benefiting from solid construction growth, sales and operating profit were behind 2017 due to a decline in cement and readymixed concrete prices, reflecting strong competition. In Germany, improved cement pricing as well as the contribution of our lime business Fels, resulted in sales and operating profit ahead of 2017.

Europe East

Trading in Poland was ahead of 2017 with good performance in all businesses. Healthy volumes were supported by the economy and the construction sector, which continued to grow at high rates. In addition, good price development was achieved across all activities in a competitive market, contributing to the positive performance in 2018. In Ukraine, pricing improved in all businesses in 2018 resulting in organic sales finishing ahead year-on-year, however cement volumes declined due to increased market capacity and unfavourable weather conditions during the first quarter, which combined with cost inflation and logistical constraints resulted in operating profit being behind 2017. Continued solid economic and construction growth in 2018 contributed to improved sales in Hungary and Slovakia. Despite increasing input costs, operating profit was ahead of 2017, mainly as a result of higher volumes across the businesses.

In Serbia, cement and readymixed concrete volumes increased compared to 2017 and overall sales and operating profit were ahead, supported by performance improvement initiatives. In Romania, after a slow start to 2018, affected by very poor weather conditions, cement volumes recovered and were ahead of 2017. In addition good pricing and margin progression contributed to sales and operating profit growth.

Asia

Against a backdrop of strong domestic demand and accelerated government infrastructure spending, the Philippine economy continued to perform despite inflationary pressures and tighter global financial conditions. Organic revenue performance advanced due to positive prices and ongoing demand from all segments. However, notwithstanding this, operating profit was significantly behind 2017 primarily due to higher fuel and power costs, which were only partially offset by continued commercial excellence and operational performance initiatives.

Cement demand remained subdued in Northeast China. Price increases partially offset lower volumes and increased coal prices, however Yatai Building Materials’ 2018 performance was lower than 2017. Strong growth in MHIL volumes in India was driven mainly by a sustained pick up in infrastructure spend in Andhra Pradesh and Telangana. However, prices continued to be under pressure due to competition and large institutional sales. Increased fuel prices were exacerbated by adverse foreign exchange rates. As a result, MHIL ended 2018 with operating profit lower than 2017.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F I 2019	47

Current Year 2019

Results		Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change
Sales revenue	8,042	+70	+35	-27	-	+374	8,494	6%
EBITDA (as defined)*	936	+10	+2	+1	+113	+17	1,079	15%
Operating profit	487	+6	-1	+2	+16	+45	555	14%
EBITDA (as defined)*/sales	11.6%						12.7%
Operating profit/sales	6.1%						6.5%

Overall Europe Materials experienced a positive year with good sales growth and particularly strong performances in Eastern Europe, the Philippines, France and Ireland. Operating profit was ahead of 2018 as price increases and a good contribution from performance improvement initiatives offset higher input costs and the impact of more challenging trading conditions in the UK.

Tarmac (UK)

Ongoing political and economic uncertainty as a result of Brexit negatively impacted Tarmac’s trading environment as volumes in our aggregates and asphalt businesses finished lower than 2018. Operating profit declined as progress from performance improvement initiatives was offset by challenging market conditions and input cost inflation.

Europe North

Sales and operating profit in our UK cement and lime business were behind 2018 as Brexit uncertainty impacted activity levels. In Ireland, sales and operating profit were well ahead of 2018 as the business benefited from continued market growth, underpinned by strong demand and some large projects in the Dublin region. Good volumes and price growth for all key products was achieved.

Sales and operating profit in Finland were behind 2018 impacted by reduced demand in the residential and infrastructure sectors. Lower cement and readymixed concrete volumes were partly offset by project-related aggregates sales growth.

Europe West

Sales and operating profit in France benefited from favourable trading conditions as good underlying demand in the non-residential and civil engineering sectors resulted in volumes growth and a positive pricing environment for key products. Ongoing performance improvement initiatives and cost savings also positively impacted profitability. Sales in the Benelux were ahead of 2018, with a positive contribution from our Dutch precast businesses reflecting good demand in the residential sector, while improved readymixed concrete pricing was partly offset by weaker volumes in the Belgian precast business. Excluding the impact of one-off income in 2018, operating profit finished ahead of prior year.

In Denmark, sales were ahead of 2018, as the business benefited from good demand aided by additional production capacity together with progress in pricing. Operating profit finished broadly in line with prior year impacted by the non-recurrence of one-off income in 2018. In Spain, increased demand resulted in improved readymixed concrete volumes and prices and despite lower cement volumes, sales and operating profit finished ahead of 2018.

Lower cement and readymixed concrete volumes resulted in lower sales for Switzerland; however, operating profit benefited from cost savings and good delivery of performance initiatives. In Germany, sales were marginally ahead of 2018 while operating profit was behind as cement pricing progress was offset by lower volumes in our lime business.

Europe East

Trading in Poland was strong with a good overall performance for 2019. Robust cement volumes and positive pricing supported by cost savings initiatives resulted in operating profit ahead of 2018. In Ukraine, continued growth in cement volumes reflected good market demand. Strong price progression was partly offset by slightly higher input costs and sales and operating profit finished ahead of 2018.

Stable economic and construction growth in 2019 contributed to improved sales in Hungary and Slovakia. Operating profit was ahead of 2018, mainly as a result of advances in pricing, cost optimisation and savings initiatives across the businesses. In Serbia, sales and operating profit were ahead of 2018 with higher cement volumes driven by continued strong construction activity, pricing progress and cost benefits of enhanced production facilities. In Romania, results were ahead of 2018 due to improved pricing combined with stronger volumes in cement and readymixed concrete.

Asia

Domestic demand for cement in the Philippines remained strong; however, delays in government infrastructure spending impacted cement volumes. While overall sales were in line with prior year, advances in pricing, performance improvement initiatives and cost savings resulted in operating profit well ahead of 2018.

CRH’s operations include a 26% stake in Yatai Building Materials in North Eastern China. Strong volumes growth was only partly offset by lower prices, driven by intense local competition and lower margins on exports, resulting in higher operating profit than prior year.

On 31 December 2019, the Group divested of its share of the Indian joint venture, MHIL, for a total deferred consideration of €0.3 billion. During the year, reduced demand in housing negatively impacted cement demand in MHIL’s key markets in Andhra Pradesh and Telangana; despite this, operating profit was ahead of prior year as pricing improved.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

48	CRH ANNUAL REPORT AND FORM 20-F I 2019

Building Products

CRH’s Building Products Division is a leading manufacturer and supplier of highly engineered and high value-added building products in 19 countries around the world.

What We Do

Building Products is a new Division established by CRH in 2019 as part of our strategy to create a more simplified and focused business which is better positioned to exploit opportunities presented by economic development, changing demographics, sustainability and other evolving trends in construction markets globally.

The Division brings together related products businesses in Europe, North America and Asia Pacific across four strategic product groups for growth: Architectural Products, Building Envelope, Infrastructure Products and Construction Accessories.

These businesses are leading suppliers of a wide range of high quality, value-added, innovative building products and solutions, spanning multiple construction applications from residential and commercial structures to public spaces and infrastructure.

Typically, they involve a high focus on understanding the needs of our customer, more process and product innovation and a portfolio of products that is exportable to a range of markets globally.

From the glazing systems that hold glass in place, to the masonry supports that keep walls standing, our products play a vital role in completing construction projects big and small. They include the products that house the electronics that keep roads moving and connect water and electricity to homes, offices and factories. We supply the pavers, blocks and patio products used to create outdoor living spaces and pave city centres.

Bringing these related products together under one Division provides important opportunities to better leverage our scale, capabilities and people to bring more consistent focus on value.

How We Create Value

Establishing a single Building Products Division enables us to place a consistent focus on value creation and drive sustainable growth. The Division is organised around similar product groups designed to leverage scale, drive strategy and performance excellence and advance our digital and innovation capabilities globally.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Products, sector exposure and end-use balance are based on sales.
2.	Net Assets at 31 December 2019 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 226.

CRH ANNUAL REPORT AND FORM 20-F I 2019	49

Creating Value Through Our Global Scale

Our businesses have deep technical expertise and the ability to customise solutions with international market reach. With leadership positions in high growth segments, our strategy is to build and grow scalable businesses, balanced across products, geographies and end-use sectors, increasing the penetration of our range of value-added products and creating competitive advantage through strong customer relationships, brand leadership and service.

Our development focus aims to deepen our position in existing business product groups and to broaden our differentiated product portfolio through new growth platforms that are exposed to global megatrends. By operating as one global Building Products Division we can adapt and grow as our markets continue to evolve.

How We Structure Our Operations

Our Building Products Division is structured around four core product groups: Architectural Products, Building Envelope, Infrastructure Products and Construction Accessories.

The Division employs approximately 24,450 people at over 490 locations across 19 countries.

Building Products

(Discontinued Operations)

CRH’s Europe Distribution businesses supplied building materials to professional builders, specialist heating and plumbing contractors, and DIY customers through a network of trusted local and regional brands across a number of mature markets in Western Europe.

In July 2019, following a comprehensive strategic review, the Group entered into a sales agreement to divest of its Europe Distribution business. The transaction closed on 31 October 2019. In accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the business is reported as discontinued operations for 2019 (see note 3 to the Consolidated Financial Statements). Europe Distribution consisted of three primary business areas: German DIY (Do-It-Yourself), General Builders Merchants (GBM) and Sanitary, Heating and Plumbing (SHAP).

50	CRH ANNUAL REPORT AND FORM 20-F I 2019

Operations Review - Building Products

Prior Year 2018	(Continuing Operations)

Results		Analysis of change

€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	6,345	-198	+209	-269	+161	6,248	-2%
EBITDA (as defined)*	769	-26	+23	-23	+44	787	2%
Operating profit	576	-20	+13	-17	+23	575	-
EBITDA (as defined)*/sales	12.1%					12.6%
Operating profit/sales	9.1%					9.2%

The commentary below excludes the trading performance of Europe Distribution which, following its divestment, has been classified as a discontinued operation. Its trading performance is detailed on page 52.

Following the disposal of Europe’s DIY business in Benelux, Building Products sales declined 2% in 2018. However, the Division experienced underlying growth, with organic sales 3% ahead of 2017. Targeted price increases, operational efficiencies, procurement initiatives and overhead cost reductions all helped deliver improved margins despite cost increases in raw materials, labour, and logistics. Operating profit increased by 4% on an organic basis as a result of the improved sales performance and a continued focus on cost optimisation and margin enhancement.

Construction activity in the US benefited from the improved macroeconomic backdrop; however, US volumes were impacted by bad winter and wet fall weather, continued supply-side factors such as labour and construction cost inflation, and competitive markets. Growth was seen along the West Coast of the US and in parts of the South due to good residential and non-residential construction activity, partly offset by softness in Canada and parts of the Northern US, due to weather and slower growth markets.

The Netherlands saw a significant improvement in performance as the economy expanded. Activity levels in Australia were good and the Polish market also benefited from a strong increase in demand. Sales in the key markets of Germany and the UK remained stable, where the UK incurred some headwinds on profitability driven by the under-performance of the now divested Plaka UK business and a changing customer mix.

Architectural Products

In North America, Architectural Products saw modest sales growth in 2018, benefiting from healthy residential RMI demand, but volumes were limited by adverse weather, as well as contract labour shortages. Demand for most products was particularly strong along the West Coast, which together with commercial initiatives, drove a small increase in like-for-like sales compared with 2017. Overall, the business saw solid operating profit growth due to acquisition results and cost reduction initiatives, which more than offset the unfavourable impacts from rising logistics and input costs.

As a result of a favourable economic environment in certain key markets, sales and operating profit in Europe finished ahead of 2017. In Poland, operations experienced strong demand and an improvement in performance, through increased sales of higher margin products and overall price improvement. Despite the disruptive weather conditions early in 2018, sales in the German business finished ahead of 2017, however, operational challenges and an unfavourable sales mix resulted in operating profit below 2017. The French business was divested in November. The Benelux operations benefited from higher demand in public markets.

The Shutters & Awnings business recorded a 1% increase in sales compared with 2017, whilst operating profit remained flat. Operations in the Netherlands were assisted by a positive economic environment, supported by favourable weather conditions, while a focus on improvement initiatives and an increased online presence in the UK business resulted in sales and margin growth. Our German businesses were impacted by lower margins due to increased input and labour costs in a more competitive environment.

Building Envelope

Non-residential building activity in 2018 was muted by higher building materials costs, increasingly tight skilled labour markets and higher interest rates. Building Envelope saw relatively flat organic revenue in 2018 because of a strategic shift away from larger projects. However, increased operating profits were achieved due to improved trading results at its metals and glazing hardware businesses and the inclusion of acquisition results, which more than offset the effects of higher labour and raw material costs.

Infrastructure Products

Sales growth in North America advanced in 2018 due to good demand for both private construction and public infrastructure, particularly in the

Southeast, West and Mountain states of the US. Our Infrastructure Products business recorded significantly increased operating profits, due to reductions in fixed overheads, better operational execution, and good acquisition performance. Infrastructure Products was also able to pass on price increases to offset input cost inflation, and the business saw backlog growth in 2018.

Network Access Products had another year of growth in sales and operating profit. The Australian business experienced growth driven by a robust construction market. The French market also saw improvements, while the underlying performance in the UK was behind 2017 due to a change in customer mix, which was partly offset by an acquisition in the second quarter of 2018.

The Perimeter Protection business showed a solid increase in sales and operating profit. In the permanent fencing business, performance was driven by the Netherlands, which benefited from the strong economy, while improvement in the mobile fencing business was driven by strong trading across most of our key markets.

Construction Accessories

It was another year of solid organic sales and operating profit growth, primarily driven by improvements in Western European markets. In Germany, labour shortages on building sites and resulting project delays impacted overall performance. Excluding the divested Plaka business, trade in our UK business saw growth. The Australian business benefited from demand in the high-rise residential market and was boosted by an acquisition earlier in 2018. The export market remained important but challenging due to further project delays, however performance in the Chinese and US markets improved.

DIY

While DIY sales in the Benelux were down on a like-for-like basis driven by the ongoing trend towards online sales, focus on operational productivity resulted in improved underlying profits. The business was divested in July 2018.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F I 2019	51

Current Year 2019

Results		Analysis of change

€ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change
Sales revenue	6,248	+234	+231	-576	-	+113	6,250	-
EBITDA (as defined)*	787	+33	+27	-48	+100	+62	961	22%
Operating profit	575	+25	+10	-16	+15	+59	668	16%
EBITDA (as defined)*/sales	12.6%						15.4%
Operating profit/sales	9.2%						10.7%

The table above and commentary below exclude the trading performance of Europe Distribution which, following its divestment, has been classified as a discontinued operation. Its trading performance is detailed on page 52.

Building Products saw continued organic growth in 2019, with sales 2% ahead of 2018, while operating profit increased organically by 10% as a result of increased sales and continued emphasis on margin optimisation. Initiatives, which included production efficiencies, commercial excellence, procurement savings and overhead cost control also helped to deliver improved margins.

Solid macroeconomic conditions in the US continued to provide a positive backdrop for construction demand. Volumes growth, especially new residential construction activity, was limited by higher interest rates entering 2019, as well as continued supply-side factors such as labour availability and construction cost inflation. Similar to prior years, growth primarily occurred along the West Coast, Southeast and South Central US due to good non-residential construction activity and positive residential RMI demand.

In Europe, markets in the Netherlands and Poland continued to benefit from good demand. Despite Brexit uncertainties, our businesses in the UK showed resilience with solid performances in the residential and telecoms sectors. Results in Germany were impacted by slower markets and increased competition.

2019 saw further refinement of the portfolio, including the divestment of Europe Distribution, the Shutters & Awnings and Perimeter Protection businesses in Europe, together with 16 bolt-on acquisitions, primarily at our Infrastructure and Architectural Products businesses.

Architectural Products

Architectural Products in North America experienced good sales growth, capitalising on solid residential RMI demand and favourable weather in most markets, especially in Eastern US. Product mix optimisation and targeted selling prices helped to recover input cost inflation in most markets, but trading was partly offset by challenging market conditions in Canada. Overall, the business delivered strong operating profit growth, bolstered by operating efficiencies, contributions from recent acquisitions and cost reduction initiatives.

The European businesses recorded strong sales and profits in the first half of 2019, supported by good weather, operational improvements and selling price advancement. Demand slowed during the second-half in Western Europe, with wet weather being a contributory factor. Overall sales and profits for the year were mixed, with a strong performance in Poland partly offset by some softness in Western Europe.

The Shutters & Awnings business, which was divested in June, recorded results similar to the comparable period in the prior year, with the positive impact of more benign weather conditions in the first half of the year offset by increased competition in Germany.

Building Envelope

Building Envelope saw like-for-like sales growth driven by good demand and increased selling prices in our C.R. Laurence and aluminium glazing businesses. Sales growth was limited by competitive markets in the fabricated glass business. In addition to revenue growth, higher operating profits were achieved due to more stable aluminium input costs, a strategic shift away from larger lower margin projects and focus on self-help initiatives.

Infrastructure Products

Our Infrastructure Products business in North America recorded healthy sales growth in 2019 due to good demand for both private construction and public infrastructure, particularly in the Southeast and West regions of the US. Building on progress from the prior year, Infrastructure Products was successful at delivering price increases in excess of input cost inflation. The business recorded significantly increased operating profit due to improved operational efficiencies, commercial initiatives and overhead cost control. The business also experienced another year of backlog growth in 2019.

Our European and Australian business (formerly Network Access Products) delivered another year of solid growth. Performance in Europe was well ahead of the prior year due to increased sales to the telecom and rail sectors. However, Australian sales were below prior year due to challenging market conditions in the telecom sector. Overall operating profit finished ahead of 2018.

The Perimeter Protection business was divested in September. Compared with the same period in 2018, the business recorded lower sales while operating profits advanced due to cost improvements.

Construction Accessories

The US business achieved strong organic sales and operating profit growth due to increased volumes and prices against the backdrop of a solid US non-residential market. The Construction Accessories business in Europe recorded a 4% increase in like-for-like sales compared with prior year, along with higher operating profit, driven by commercial excellence initiatives and positive market trends in certain geographies. Revenue growth was driven by the UK, France, the Netherlands and Switzerland. Our German business was impacted by increased competition and market uncertainty during the second half of the year.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

52	CRH ANNUAL REPORT AND FORM 20-F I 2019

Operations Review - Building Products

(Discontinued Operations)

Current Year 2019

The commentary below refers to the trading results of Europe Distribution for the first ten months of 2019 prior to its divestment on 31 October 2019.

Europe Distribution experienced modest sales and profit growth during 2019 but with mixed performances across the businesses. Overall sales were slightly ahead with a strong contribution from the GBM business in Germany, which benefited from increased end-user demand. In addition, the SHAP businesses in Germany and Belgium continued to gain market share in consolidating markets. These positive developments were partly offset by difficult market conditions in Switzerland and slowing residential demand in the Netherlands.

General Builders Merchants

The GBM business showed 2% sales growth in the first ten months of 2019, with stable operating profit. Despite slowing residential demand in the Netherlands, overall sales in the Dutch business were marginally ahead of 2018 and, with continued focus on performance improvement projects, operating profit was also ahead.

The German business showed sales growth against an improving RMI market backdrop; however, with an increasing portion of demand coming from lower margin direct sales, margins were under pressure which resulted in operating profit being slightly behind. Market conditions in Switzerland remained challenging as increased competition on trade margins more than offset stabilising demand. The French business benefited from an improving residential sector while sales in the Austrian business declined due to market pressure in all channels; however, operating profit improved due to continued focus on our cost base.

Sanitary, Heating & Plumbing

Continued sales growth from additional pick-up locations and further investments in showrooms led to market share improvement in our German and Belgian SHAP businesses. Operating profit was ahead, benefiting from increased volumes together with operational improvement and procurement initiatives, partly offset by declining results in Switzerland.

DIY

The substantial part of our European DIY footprint was disposed in July 2018. The remaining business, part of our overall German Distribution operations, was divested with the wider Europe Distribution business in October. Results in 2019 prior to disposal were positive with like-for-like sales ahead of 2018 for the ten months to October.

Prior Year 2018

Europe Distribution realised modest like-for-like sales growth in 2018, excluding the change in treatment of certain direct sales. This increase was driven mainly by our GBM business, with ongoing positive momentum in the Netherlands, particularly in residential construction activity. Furthermore, our SHAP business in Germany continued to gain market share in a relatively flat market. These positive developments were partly offset by challenging market conditions in a competitive environment across our Swiss business, particularly in the first half of 2018. Operating profit was further impacted by the non-recurrence of the one-off Swiss pension scheme credit in 2018.

General Builders Merchants

Our GBM business realised solid like-for-like sales, excluding the change in treatment of certain direct sales, and improved like-for-like operating profit. Positive market conditions and performance improvement initiatives led to continued growth of operating profit in the Netherlands, while sales and profit growth in Germany was partly attributable to 2017 acquisitions. Underlying sales in Switzerland were marginally behind 2017, with the residential market remaining challenging due to a tendency towards multi-family homes, which contributed to lower margin levels. Our businesses in France and Austria were impacted by adverse weather in the beginning of 2018 and increased competition from new entrants.

Sanitary, Heating and Plumbing

Our SHAP business in Germany continued to realise growth and gained further market share, benefiting from additional pick-up locations and showrooms. Our Belgian business faced some challenges in a somewhat slower market, which negatively impacted results. Sales and profit at our business in Switzerland were below 2017, due to continued challenges in the residential market and increased competition.

Our SHAP business completed acquisitions in Germany and Belgium in the second half of 2018. These bolt-on acquisitions had a modest impact on sales and operating profit in 2018.

DIY

In Germany, our DIY business recovered from the inclement weather conditions in the beginning of 2018 and realised stable sales and profit levels.

Stradus, part of CRH’s Building Products Division, supplied c.1,000 Hydro Lineo XL grass tiles to pave the surroundings of an office complex in Doornik, Belgium. The lattice structure allows water to slowly drain away, keeping the surface free from water while not overloading drainage systems.

HALFEN, part of CRH’s Building Products Division, supplied 200 panel anchors to affix the facade of the new Pavilion 6 of the Paris Expo Porte de Versailles exhibition centre. The centre, which is Europe’s largest conference venue, welcomes more than 7.5 million visitors and hosts 200 events each year.

Governance
56 - 113	Board of Directors	56

	Corporate Governance Report	60

	Directors’ Remuneration Report	74

	Directors’ Report	102

56 | CRH ANNUAL REPORT AND FORM 20-F | 2019

Aq F N S R

Aq S

Aq F

BOARD COMMITTEES

- Aq Acquisitions
- A Audit
- F Finance
- N Nomination & Corporate Governance
- R Remuneration
- S Safety, Environment & Social Responsibility
- Committee Chairman

Board of Directors

Richie Boucher	Albert Manifold	Senan Murphy

Chairman	Chief Executive	Group Finance Director

Appointed to the Board: March 2018	Appointed to the Board: January 2009	Appointed to the Board: January 2016

Nationality: Irish Age: 61	Nationality: Irish Age: 57	Nationality: Irish Age: 51

Committee membership:	Committee membership:	Committee membership:

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

Qualifications: Bachelor of Arts (Economics) from Trinity College, Dublin; Fellow of the Institute of Banking in Ireland.

External appointments:

Listed: Director of Kennedy-Wilson Holdings, Inc., a global real estate investment company, and Eurobank Ergasias S.A., a bank based in Athens, Greece which has operations in Greece and several other European counties.

Non-listed: Not applicable.

Skills and experience:

Albert joined CRH in 1998. Prior to joining CRH, he was Chief Operating Officer with a private equity group. While at CRH he has held a variety of senior positions, including Finance Director of the Europe Materials Division, Group Development Director and Managing Director of Europe Materials. He became Chief Operating Officer in January 2009 and was appointed Group Chief Executive with effect from 1 January 2014.

Qualifications: FCPA, MBA, MBS.

External appointments:

Listed: Non-executive Director of LyondellBasell Industries N.V., one of the largest plastics, chemicals and refining companies in the world.

Non-listed: Not applicable.

Skills and experience:

Senan has extensive experience in international business across financial services, banking and renewable energy. He joined CRH from Bank of Ireland Group plc where he was the Chief Operating Officer and a member of the Group’s Executive Committee. He previously held positions as Chief Operating Officer and Finance Director at Ulster Bank, Chief Financial Officer at Airtricity and numerous senior financial roles in GE, both in Ireland and the US.

Qualifications: Fellow of Chartered Accountants Ireland. Senan also holds a Bachelor of Commerce and Diploma in Professional Accounting from University College Dublin.

External appointments:

Listed: Not applicable.

Non-listed: Not applicable.

CRH ANNUAL REPORT AND FORM 20-F | 2019 | 57

N R S

A R S

A*

GOVERNANCE

Gillian L. Platt	Johan Karlström	Shaun Kelly

Senior Independent Director	Non-executive Director	Non-executive Director

Appointed to the Board: January 2017	Appointed to the Board: September 2019	Appointed to the Board: December 2019

Nationality: Canadian Age: 66	Nationality: Swedish Age: 63	Nationality: Dual United States and Irish

Committee membership:	Committee membership:	Age: 60 Committee membership:

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

Non-listed: Not applicable.

Skills and experience:

Johan was President and Chief Executive Officer of Skanska AB, a leading multinational construction and project development company until 2017. Over a thirty-year career with Skanska, he held a variety of leadership roles in Europe and America, before becoming President and Chief Executive in 2008. He also served as President and Chief Executive Officer of BPA (now Bravida), a listed mechanical and installation group from 1996 to 2000.

Qualifications: Masters degree in Engineering from the KTH Royal Institute of Technology, Sweden.

External appointments:

Listed: Non-executive Director of Sandvik AB.

Non-listed: Not applicable.

Skills and experience:

Shaun was until September 2019, the Global Chief Operating Officer of KPMG International, where he was responsible for the execution of the firm’s global strategy and for the delivery of various global initiatives. Over a thirty-year career with KPMG, the majority of which was spent in the US, he held a variety of senior leadership positions, including Partner in Charge, US Transaction Services (2001-2005), Vice Chair and Head of US Tax (2005 to 2010) and Vice Chair Operations and Chief Operating Officer Americas (2010 to 2015), before his appointment as Global Chief Operating Officer in 2015.

Qualifications: Fellow of Chartered Accountants Ireland and a US Certified Public Accountant. Shaun also holds a Bachelor of Commerce and Diploma in Professional Accounting from University College Dublin and an honorary doctorate from Queen’s University Belfast.

External appointments:

Listed: Not applicable.

Non-listed: Shaun holds a number of non-profit board memberships.

*Audit Committee Financial Expert as determined by the Board.

N R S

A N R

A* N S

BOARD COMMITTEES

Aq Acquisitions
A Audit
F Finance
N Nomination & Corporate Governance
R Remuneration
S Safety, Environment & Social Responsibility
■ Committee Chairman

Board of Directors - continued

Patrick J. Kennedy	Heather Ann McSharry	Mary K. Rhinehart

Non-executive Director	Non-executive Director	Non-executive Director

Appointed to the Board: January 2015	Appointed to the Board: February 2012	Appointed to the Board: October 2018

Nationality: Irish Age: 66	Nationality: Irish Age: 58	Nationality: United States Age: 61

Committee membership:	Committee membership:	Committee membership:

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

Qualifications: BComm, MBS.

External appointments:

Listed: Non-executive Director of Greencore Group plc, Jazz Pharmaceuticals plc and Uniphar Group plc.

Non-listed: Director of the Institute of Directors in Ireland.

Skills and experience:

Mary is Chairman, Chief Executive Officer and President of Johns Manville Corporation, a Berkshire Hathaway company, which is a leading global manufacturer of premium-quality building products and engineered specialty materials. Over nearly 40 years with Johns Manville she has held a wide range of global leadership roles, encompassing responsibility for business management and strategic business development and was also Chief Financial Officer. Mary was until recently a non-executive Director of Ply Gem Holdings Inc., a leader in exterior building products in North America, and lead Director of CoBiz Financial Inc.

Qualifications: Bachelor’s degree in Finance from the University of Colorado; MBA from the University of Denver.

External appointments:

Listed: Not applicable.

Non-listed: Chairman, Chief Executive Officer and President of Johns Manville Corporation and member of the Board of Trustees of the University of Denver.

*Audit Committee Financial Expert as determined by the Board.

CRH ANNUAL REPORT AND FORM 20-F | 2019 | 59

Aq A F

Aq A S

Aq A* F

GOVERNANCE

Lucinda J. Riches	Henk Th. Rottinghuis	Siobhán Talbot

Non-executive Director	Non-executive Director	Non-executive Director

Appointed to the Board: March 2015	Appointed to the Board: February 2014	Appointed to the Board: December 2018

Nationality: British Age: 58	Nationality: Dutch Age: 64	Nationality: Irish Age: 56

Committee membership:	Committee membership:	Committee membership:

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

Qualifications: Masters in Philosophy, Politics and Economics and a Masters in Political Science.

External appointments:

Listed: Non-executive Director of Ashtead Group plc, Greencoat UK Wind plc and ICG Enterprise Trust plc.

Non-listed: Non-executive Director of the British Standards Institution.

Skills and experience:

Henk has a background in distribution, wholesale and logistics. Until 2010, he was Chief Executive Officer at Pon Holdings B.V., a large, privately held international company which is focused on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors. He was also a member of the Supervisory Boards of the Royal Bank of Scotland N.V., the food-retail group Detailresult Groep, the retail group Blokker Holding B.V. and Chairman of the Supervisory Board of Stork Technical Services B.V.

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

Qualifications: Fellow of Chartered Accountants Ireland; Bachelor of Commerce; Diploma in Professional Accounting from University College Dublin.

External appointments:

Listed: Group Managing Director of Glanbia plc.

Non-listed: Director of the Irish Business Employers Confederation (IBEC).

*Audit Committee Financial Expert as determined by the Board.

Chairman’s Overview

The Corporate Governance report contains details of CRH’s governance structures and highlights areas of focus for the Board and its Committees during 2019. In keeping with prior years, details of CRH’s general governance practices are available in the governance appendix on CRH’s website, www.crh.com (the ‘Governance Appendix’)1. CRH implemented the 2018 UK Corporate Governance Code (the ‘2018 Code’) and this Report explains how the principles of the 2018 Code have been applied. A copy of the 2018 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Shareholder Engagement

As Chairman, a core part of my role is shareholder engagement. Therefore, following the announcement of my appointment as Chairman Designate in September 2019, I contacted CRH’s largest shareholders, representing over 50% of CRH’s issued share capital, offering to meet with them. In addition to an initial introduction, the purpose was to set out my thinking in relation to the main areas of focus for the Board and, equally importantly, to gain an understanding of their perspectives on CRH. I very much appreciate that a significant number of shareholders, representing around 30% of the shares in issue, gave freely of their time for this engagement.

The priority areas of Board focus that I discussed with shareholders in those meetings are set out in my introduction to this Annual Report and Form 20-F on page 4.

The feedback I received was consistent in a number of respects, with support for CRH’s strategy and a widespread view that CRH had a strong and effective management team led by our Chief Executive, Albert Manifold, alongside a recognition of the importance of having succession plans in place for key executive roles. Shareholders also expressed a range of views on topics such as the optimal approach to capital allocation, the Group’s organisation structure and portfolio, and CRH’s remuneration structures. There was a good understanding of the Board’s approach to sustainability, and I was particularly pleased to hear that shareholders were very complimentary in respect of our approach to this critical area and positive regarding the opportunities for CRH to differentiate itself from other companies in the sector. The detailed feedback from the meetings has been considered by the Board and relevant Committees.

Safety, Environment and Social Responsibility Committee

In last year’s Corporate Governance Report, Nicky Hartery reported that the Board had set up a new permanent Committee, the Safety, Environment & Social Responsibility (SESR) Committee, to ensure that sufficient time, energy and focus was allocated to these strategically important matters. A detailed summary of the principal topics considered by the Committee in 2019 is set out in table 1.

During 2019, the Board and the SESR Committee monitored developments in the area of safety, including considering reports on the background to (and learnings from) serious accidents, the implementation of recommendations from an external advisory panel, the rollout of CRH’s frontline leadership programme, the implementation of policies in relation to contractor management and energy isolation and the ongoing work to reinforce roles, responsibilities and expectations in the area of safety. Further details on the Group’s approach to safety, and our ongoing objective of zero fatalities and ambition of zero harm at every location across our business, are set out in the Sustainability section on pages 20 to 25.

Given that the topic of sustainability has become a key element of shareholder and wider stakeholder engagement, and the increased focus on workforce engagement and corporate purpose following the introduction of the 2018 Code, the section below highlights some of the important initiatives in these areas that fall under the remit of the SESR Committee. The various ways in which CRH engages with its stakeholders is summarised in the Sustainability section on page 25. Feedback from stakeholder engagement is reported to, and carefully considered by, the Board.

Sustainability

The Board believes that sustainability and corporate social responsibility are fundamental to CRH being the leading building materials business in the world. CRH is ranked amongst industry leaders by ESG rating agencies.

1.

The Governance Appendix is published in conjunction with the Directors’ Report in compliance with Section 1373 of the Companies Act 2014. For the purposes of Section 1373(2) of the Companies Act 2014, the Governance Appendix and the risk management disclosures on pages 26 to 29 and 108 to 113 form part of, and are incorporated by reference into, this Corporate Governance Report.

The primary (premium) listing of CRH plc is on the LSE, with the listing on Euronext Dublin characterised as secondary. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on Euronext Dublin. For further information, shareholders should consult their financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the LSE, are set out on page 72.

CRH ANNUAL REPORT AND FORM 20-F I 2019	61

In addition, many of our operating companies have been recognised for excellence in this area. Our 2030 sustainability targets, which have recently been agreed, are set out on page 21 in the Sustainability section.

I am pleased to report that we have achieved one year ahead of time our 2020 target of a 25% reduction in specific net CO2 cement plant emissions, compared with 1990 levels. Looking forward, our stretching and industry leading 2030 CO2 reduction targets have been independently verified to be in line with the Paris Climate Agreement.

Our Chief Executive, Albert Manifold was the inaugural president of the Global Cement & Concrete Association (GCCA). Sustainable development of our industry is at the core of the GCCA’s work. We strongly believe that collaboration like this, both within and outside of our industry, is key to addressing global construction challenges and sustainable development goals while ensuring the value of concrete as a sustainable construction material is recognised.

Inclusion & Diversity

CRH’s inclusion and diversity (I&D) vision is set out in table 4 on page 62. The SESR Committee is responsible for working with management, and monitoring progress, in relation to I&D below Board level. The approach to I&D is based on four initial workstreams:

•	Communication;

•	Education & Awareness;

•	People & Practices; and

•	Data & Measures

and includes the development of programmes to address unconscious bias, toolkits to supplement recruitment guidelines, best practices and KPIs. The Committee receives regular reports on progress towards each priority objective on the I&D roadmap.

Workforce Engagement

The Board has designated the SESR Committee with responsibility for stakeholder engagement, including with the workforce. Given the footprint of CRH with c. 80,300 employees in 30 countries, we believe this is the best and most effective way of ensuring that the views of employees are understood and are taken into consideration in our decision-making process.

SESR Committee Topics

Table 1

Topic	Details
Safety	• Regular safety updates covering policies, action plans, and the background, impact and required remediation actions in relation to any serious incidents
Sustainability	• 2020 and 2030 sustainability targets • The role of industry groups in the area of sustainability • Trends in the built environment
Social Responsibility	• Inclusion & Diversity • Stakeholder engagement roadmap, including workforce engagement • Corporate purpose
Reporting	• Annual Sustainability Reports • Updates in relation to stakeholder and regulatory expectations

GOVERNANCE

Examples of CRH Sustainability Initiatives

Table 2

Country	Initiative
Canada	• We are working with an organisation named Carbon8 on trialling an accelerated carbonation project to generate a lightweight aggregate by using cement plant flue gas in combination with cement kiln dust, where the CO2 in the flue gas is reacted with the cement kiln dust and pelletised to form lightweight aggregate
Netherlands	• Our subsidiary Cementbouw through its 'Concrete remains Concrete' initiative is recycling construction waste in its products and aims to reuse 100% of available concrete rubble by 2025, which would replace up to 1 million tonnes of sand and gravel
Switzerland	• At one of our Jura Cement plants, over 80% of the fuel needed for cement manufacture is supplied by alternative fuels
UK	• Our subsidiary Tarmac is a participant in LEILAC, Low Emissions Intensity Lime and Cement, an EU project developing a breakthrough calciner to directly separate and capture 95% of the CO2 released from limestone when being transformed into clinker

62	CRH ANNUAL REPORT AND FORM 20-F I 2019

Corporate Governance Report - continued

To facilitate its work in this area, which will evolve over time, the Committee has identified a number of key areas for regular updates and reporting.

The SESR Committee has also commenced a number of important initiatives:

•	In addition to the interaction Board members have with employees during visits to operations in Europe and the US, the Committee utilised the opportunity during a Board visit to operations in Spain to pilot a session with employees in an open forum to discuss their views of CRH. The conversation focussed on the importance of safety, training and development, I&D, the environment and engaging with the community. It is intended that there will be similar engagements in other countries or regions to focus on themes relevant to employees, and on culture and values in particular;
•	A workforce engagement project team, made up of a cross section of employees from across our global business, has been established under the Chief Executive’s sponsorship. This is a key initiative as only a small number of such projects operate globally each year to address critical business issues or opportunities. The team has been tasked with recommending priorities and developing an implementation plan. The outputs will be reported to the SESR Committee; and

•	During 2020, members of the SESR Committee will have opportunities to attend employee development programmes, forums, conferences and other events in their local regions.

Additional information on training provided to employees on the CoBC and relevant compliance policies and on the role of Internal Audit in investigating material matters raised by employees, is set out on page 72.

Corporate Purpose

CRH’s purpose is expressed in our values, set out in table 3 below, and is delivered through our strategy, which is summarised on page 14. It encompasses many different aspects, ranging from propositions for investors, employees, suppliers and customers, to the sustainable operations of our companies and the products we manufacture. Connected to all of these elements, and to the articulation of CRH’s purpose, is CRH’s brand. The SESR Committee is currently working with management on a project to connect these different but complementary concepts. The aim is to set out CRH’s purpose in a way that captures our aspirations beyond financial returns, communicates the unique nature of CRH, inspires our people, guides our actions, is true to our culture and underpins our dialogue with our stakeholders. In addition, the work on corporate

Our Values	Table 3

At CRH, our values unite us in the way we work, every day, all over the world.

Put safety first

Continuously create value

Do what we say and lead with integrity

Operate locally, but act as one company

Build enduring relationships

Inclusion & Diversity

Table 4

We're committed to building an inclusive and diverse organisation where:

Talented people of all backgrounds are welcome - *Differences are embraced*	Everyone has a fair and equal opportunity - *To develop and progress*	Our working environment supports people - *In being themselves, performing at their best*

CRH ANNUAL REPORT AND FORM 20-F I 2019	63

purpose, together with CRH’s approach to I&D and employee engagement, will further facilitate the Board’s assessment of the alignment of CRH’s purpose, values and strategy with our culture.

Re-election of Directors

I have evaluated the performance of each Director standing for re-election and am satisfied that each Director is committed to their role, provides constructive challenge and devotes sufficient time and energy to contribute effectively to the performance of the Board.

Table 11 on page 69 provides a summary of competencies, important to the long-term success of the Group, that each Director seeking re-election at the 2020 AGM brings to the Board. Their full biographies are set out on pages 56 to 59. I recommend that shareholders vote in favour of the re-appointment of each Director going forward for re-election at the 2020 AGM.

Conclusion

The Board is committed to ensuring that CRH is an industry leader in areas such as CO2 emissions reduction and to making the investments in technology and knowledge required to achieve this. We are also committed to continuing our focus on safety, I&D and stakeholder engagement and on the alignment of CRH’s purpose, values and culture. I strongly believe that CRH is well positioned to meet our challenges and to grasp strategic opportunities for the benefit of our shareholders and stakeholders.

Richie Boucher

Chairman

27 February 2020

The Board met on six occasions during 2019. This included site visits to Cementos Lemona S.A. in Spain and Tilcon New York Inc in the US. Such visits are an important opportunity for the Board to meet and interact with management and employees at our operating businesses as well as in our central support functions.

Chairman’s Overview

I was appointed to the Board and as Chairman of the Audit Committee in December 2019. I would like to thank Bill Teuber, who chaired the Committee from February 2018 until June 2019 and Heather Ann McSharry who acted as Interim Audit Committee Chair until my appointment and with whom I have worked closely since my appointment.

On behalf of the Committee, I am pleased to introduce the Audit Committee Report for the year ended 31 December 2019. The purpose of this report is to provide shareholders with an insight into the workings of, and principal matters considered by, the Committee in 2019. General details in relation to the roles and responsibilities of the Committee, its operation and the policies applied by it, can be found in the Governance Appendix.

Table 5 outlines the key areas that the Committee focused on in 2019.

Audit Committee Membership

The Committee currently consists of seven non-executive Directors considered by the Board to be independent1. The biographical details of each member are set out on pages 57 to 59. Together, the members of the Committee bring a broad range of relevant experience and expertise from a variety of industries which is vital in supporting effective governance. Mary Rhinehart, Siobhán Talbot and I have been designated by the Board as the Committee’s financial experts and meet the specific requirements for recent and relevant financial experience, as set out in the 2018 Code.

External Auditors

Change of External Auditors

A key focus for the Committee for 2019 was monitoring the plans and progress in relation to the transition of the external audit from EY to Deloitte with effect from the financial year commencing 1 January 2020.

During 2019, we had regular discussions and interactions with management, EY and Deloitte on the status of work being undertaken across the Group to ensure that Deloitte are well prepared for their engagement as external auditors. Briefly, the audit transition work has included the following:

•	Meetings across the Group between management, Deloitte and EY, in order to increase Deloitte’s knowledge and understanding of CRH;

•	Deloitte completing a review of EY’s working papers in respect of the 2018 year-end audit (Deloitte will also review, in due course, the relevant papers from the 2019 year-end audit); and

•	Regular updates and reports from management to the Committee on the status of the transition process and activities, including the work to monitor the termination of services previously provided by Deloitte, which will be prohibited when Deloitte become CRH’s external auditor. Deloitte has confirmed to the Committee that it has achieved the relevant independence status.

On behalf of the Committee and the wider Board, I would like to take this opportunity to thank EY for their professional approach over the years, and for their ongoing engagement during the transition period.

Effectiveness

The Committee, on behalf of the Board, is responsible for the relationship with the external auditors and for monitoring the effectiveness and quality of the external audit process. The Committee’s primary means of assessing the effectiveness of the external audit process is by monitoring performance against the agreed audit plan. In addition, we consider the experience and knowledge of the external audit team and the results of post-audit interviews with management and the Audit Committee Chairman. These annual procedures are supplemented by periodic formal reviews of the performance of the external auditor.

Further details in relation to the external auditors, including information on how auditor objectivity and independence are maintained, are included in Section 2 of the Governance Appendix.

All of the above procedures indicated a high level of satisfaction with the services provided by EY to CRH during 2019.

Non-audit Fees

In order to ensure auditor independence and objectivity, the Committee has a policy governing the provision of audit and non-audit services by the external auditor.

In 2019, EY provided a number of audit services, including Sarbanes-Oxley Section 404 attestation2, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. EY was also engaged during 2019 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other

1.

The Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A.3 of the rules of the Securities and Exchange Commission (SEC) and Provision 10 of the 2018 Code.

2.	A copy of Section 404 of the Sarbanes Oxley Act 2002 can be obtained from the SEC’s website, www.sec.gov.

CRH ANNUAL REPORT AND FORM 20-F I 2019	65

Key Areas of Focus in 2019	Table 5

External Auditors

What did we do?

EY has been the Group's external auditors since 1988. Pat O'Neill has been the Group's lead audit engagement partner since the financial year beginning 1 January 2016.

As outlined in the 2018 Annual Report and Form 20-F, following the conclusion of a competitive tender process during 2018 the Board selected, subject to confirmation at the 2020 AGM, Deloitte for appointment as the external auditor with effect from the financial year commencing 1 January 2020. Richard Muschamp will be the Group's lead audit engagement partner. During 2019, a key area of focus for the Committee was monitoring the plans and progress in relation to the audit transition.

Financial Reporting & External Audit

What did we do?

We reviewed the 2019 Annual Report and Form 20-F, together with the annual and half-year trading statements and recommended them to Board for approval. In July, we met with EY to agree the 2019 external audit plan. Table 6 on page 66 outlines the key areas identified as being potentially significant and how we addressed these during the year.

New Accounting Standards

What did we do?

The Committee considered and discussed with management the impact (including disclosure) of the implementation of the new accounting standard in relation to IFRS 16 *Leases*. Please see pages 133 and 134 for further information on the impact of IFRS 16.

Impairment Testing

What did we do?

Through discussion with both management and EY, we reviewed management's impairment testing methodology and processes. We found the methodology to be robust and the results of the testing process appropriate. Further details in relation to the impairment outcome for 2019 are outlined in table 6.

Enterprise Risk Management

What did we do?

The Committee continued to monitor and review the Group's Enterprise Risk Management framework, the principal risks and uncertainties facing the Group, and the methodology and process underlying the Viability Statement included on page 29 of our Risk Governance section. We also considered an assessment of the Group's risk management and internal control systems. This had regard to risk management strategies and all material controls, including financial, operational and compliance controls that could affect the Group's business.

IT Governance & Cyber Security

What did we do?

We continued to monitor the Group's IT governance and information security programme and ability to address cyber security threats.

Change in Reporting Currency

What did we do?

Having regard to the structural shift in the Group's exposure to US dollars over recent years and the benefit of reducing the potential for volatility in the Group's reported earnings (arising from foreign exchange translation) together with reviewing the proposed implementation plan and related controls, the Committee was satisfied with the appropriateness of this change.

66	CRH ANNUAL REPORT AND FORM 20-F I 2019

Audit Committee Report - continued

Areas Identified for Focus during the 2019 External Audit Planning Process	Table 6

CRH ANNUAL REPORT AND FORM 20-F I 2019	67

related matters; assignments which typically involve relatively low fees. The Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to EY for non-audit work in 2019, which amounted to €1.1 million and represented 6% of the total fees for the year, did not compromise their independence or objectivity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 5 to the Consolidated Financial Statements on page 153 (see also table 7 on page 66). Further details in relation to the Group’s policy regarding non-audit fees are set out in Section 2 of the Governance Appendix.

Internal Audit Effectiveness

In December 2018, the Committee received and approved the Internal Audit Charter and audit plan for 2019. During the year, the Committee received regular updates from the Head of Internal Audit outlining the principal findings from the work of Internal Audit and management’s responses thereto.

External Quality Assessments of Internal Audit are conducted periodically to ensure that the Internal Audit function continues to work efficiently and effectively and in compliance with good practice standards.

Audit Committee Effectiveness and Priorities for 2020

During 2019, the Committee and the Board reviewed the operation, performance and effectiveness of the Committee and I am pleased to confirm that the Committee continues to operate effectively. I would like to thank my fellow Committee members for their commitment and input to the work of the Committee during 2019.

Looking ahead to 2020, the Committee will continue to focus on external audit planning, and specifically the change of external auditors from EY to Deloitte, together with the key ongoing areas outlined in table 5 page 65.

Shaun Kelly

Chairman of Audit Committee

27 February 2020

In 2019 our Americas Materials Division launched a communications campaign to celebrate the people and teams across the Division that collectively make it successful. The campaign featured six employees and their families in a three-part video series, and profiled this Environmental Health & Safety (EHS) Coordinator from ICON Materials in Auburn, Washington, who has been with the company for over 30 years.

Chairman’s Overview

Following my appointment as CRH Chairman, the Board appointed me as Chairman of the Nomination & Corporate Governance Committee with effect from 1 January 2020 and I am pleased to present the report of the Committee for the year ended 31 December 2019. The report outlines the main areas of focus of the Committee in the past year and the areas of priority going forward.

The Board has designated responsibility to the SESR Committee for working with management and monitoring improvements in I&D below Board level. The SESR Committee’s work in this area is summarised on pages 60 to 63.

Committee Membership

The Committee currently consists of five non-executive Directors, considered by the Board to be independent. The biographical details of each member are set out on pages 56 to 58. The Chief Executive normally attends meetings of the Committee.

Board Composition & Renewal

Renewal of the CRH Board is an ongoing and dynamic process, with the focus of the Committee being on ensuring that the Board includes a diverse group of individuals based on a broad set of factors and that renewal is aligned with CRH’s strategy and the needs of the business.

During 2019, the Committee recommended to the Board that the following be appointed as non-executive Directors:

•	Johan Karlström (September 2019); and

•	Shaun Kelly (December 2019)

Johan Karlström was President and Chief Executive Officer of Skanska AB, a leading multinational construction and project development company until 2017. Over a thirty-year career with Skanska, he held a variety of leadership roles in Europe and America, before becoming President and Chief Executive in 2008. His background and his knowledge of our industry will be an important addition to the collective skills and experience of the Board.

Shaun Kelly was, until September 2019, the Global Chief Operating Officer of KPMG International, where he was responsible for the execution of the firm’s global strategy and for the delivery of various global initiatives. Over a thirty-year career with KPMG, the majority of which was spent in the US, he held a variety of senior leadership positions. Through his career with KPMG, Shaun has extensive knowledge and experience in auditing, financial reporting, strategic development and operational management.

Following a recommendation from the Committee the Board asked Gillian Platt, who has completed her initial three-year term as a non-executive Director, to serve a second term.

At the conclusion of the 2020 AGM, Pat Kennedy and Henk Rottinghuis will retire from the Board. In addition to Nicky Hartery, who retired at year end, during 2019 Don McGovern and Bill Teuber stepped down from the Board. I would like to thank each of them for their service and commitment to CRH.

Going forward, ensuring that the Board continues to have the requisite skills to support the Company’s strategy will be a priority for my tenure as Chairman. A particular area of focus for renewal in the next two to three years will be on further enhancing the Board’s expertise through having additional colleagues, from diverse backgrounds, join the Board who have extensive experience of capital intensive businesses with similar activities in North America or Europe.

As shown in table 9, the Board is balanced in terms of tenure with five non-executive Directors in their first term of three years; four in their second term and one undertaking a third term of three years.

The Committee uses the services of external search agents for Board searches. The agencies used for the appointments of Johan Karlström and Shaun Kelly were Egon Zehnder and Leaders Mores. Neither firm has any other connection with CRH other than, in the case of Egon Zehnder, the provision of executive recruitment services from time to time and in connection with the Chairman succession process outlined below.

Chairman Succession

Nicky Hartery retired as Chairman on

31 December 2019. The process which resulted in my appointment as Chairman was led by Gillian Platt, Senior Independent Director, who chaired the Nomination & Corporate Governance Committee and the Board when Chairman succession was being dealt with. As part of that process, a specification for the role of Chairman was developed by the Board and both internal and external candidates were considered. Gillian met with a number of shareholders prior to the Board’s decision on the next Chairman to hear their views on the process and the key attributes required for the role. Their feedback was considered by the Committee and the Board.

CRH ANNUAL REPORT AND FORM 20-F I 2019	69

Board of Directors

Summary of Board Changes - 2019/2020			Table 8

Retirement/Resignation:	Appointments:	Renewal of Three Year Terms:	Not seeking re-election at 2020 AGM:

Don McGovern - April 2019	Johan Karlström - September 2019	Gillian Platt - February 2020	Patrick Kennedy - April 2020

Bill Teuber - June 2019	Shaun Kelly - December 2019		Henk Rottinghuis - April 2020

Nicky Hartery - December 2019

Membership of the CRH Board (as at 31 December 2019)		Table 9

Independence (determined by CRH Board annually)	Tenure of Non-executive Directors	Geographical Spread (by residency)

Gender Diversity - % of Female Directors (as at 31 December)	Table 10

Summary of Director Competencies										Table 11

	Accounting, Internal Control & Financial Expertise	Financial Services	Governance	Industry Expertise	IT & Cyber Security	M&A, Private Equity, Emerging Markets	Org change, succession planning, talent management	Remuneration	Safety & Sustainability	Strategy

R. Boucher

J. Karlström

S. Kelly

P.J. Kennedy

H.A. McSharry

A. Manifold

S. Murphy

G.L. Platt

M.K. Rhinehart

L.J. Riches

H.Th. Rottinghuis

S. Talbot

70	CRH ANNUAL REPORT AND FORM 20-F I 2019

Nomination Committee Report - continued

Inclusion and Diversity

Inclusion and diversity are key factors in the specifications given to search agents when developing long and short lists of candidates for consideration by the Committee. The percentage of women directors has increased from 15% in 2013 to 42% at 31 December 2019 and will be 50% at the conclusion of the 2020 AGM. In addition to gender, the Board’s focus on diversity includes social and ethnic backgrounds, business and geographic experience, as well as cognitive and personal strengths. This objective is embedded in the Board’s policy on diversity which is set out on pages 71 and 72.

Committee Composition

During the year, the Committee considered and made recommendations to the Board regarding changes to the composition of the Board’s Committees. On the recommendation of the Committee, Shaun Kelly was appointed as permanent Audit Committee Chairman on his appointment to the Board. Heather Ann McSharry acted as interim Audit Committee Chair in the period between Bill Teuber’s resignation from the Board and Shaun’s appointment. Heather Ann McSharry has succeeded me as Chairman of the Remuneration Committee. She was a member of the Remuneration Committee for a number of years prior to her appointment as the CRH Remuneration Committee Chairman.

The current committee memberships of each Director are set out on pages 56 to 59.

Senior Executive Succession

The area of senior executive succession is a priority for the Board. An external agency is currently working with the management team and provides updates to the Board on assessment and development programmes for c. 100 CRH individuals, with the objective of ensuring maximum flexibility when considering appointments for key roles. Consideration of the benefits of the recruitment of external hires to complement and enhance our management teams is an important component of CRH’s strategy to ensure the Company has a management team of the highest calibre and quality. In addition, the Nomination & Corporate Governance Committee is leading, on behalf of the Board, a related process in relation specifically to senior executive succession. The overall approach of the Committee is to consider succession planning over short, medium and long term timelines.

Board Effectiveness

As reported in the 2018 Annual Report and Form 20-F, the most recent external evaluation of the effectiveness of the Board and its Committees was carried out by Independent Audit, which met Board members, the Head of Internal Audit, the Company Secretary and a number of the senior executive management team in one-to-one interviews. During 2019, as part of the annual internal Board evaluation, the Senior Independent Director undertook an internal Board evaluation review which built upon the priorities identified as part of the Independent Audit review, reinforced the areas of focus for future Board renewal outlined above, and identified ways to further enhance the strategic planning process and the efficient workings of the Board.

Additional Directorships

The Chief Executive, Albert Manifold, was appointed as a non-executive Director of LyondellBasell Industries N.V., one of the world’s largest plastics, chemicals and refining companies in April 2019. Prior to him accepting the position he discussed the requirements of the role with the Nomination & Corporate Governance Committee and the Board. The Committee and the Board were satisfied that this external position would not have an adverse impact on his responsibilities as CRH Chief Executive and was of the view that the additional perspectives obtained would be beneficial to him and to the Company.

The Board also considered the appointments of Heather Ann McSharry and Lucinda Riches as non-executive Directors of Uniphar Group plc and Greencoat UK Wind plc, respectively, during 2019 and was satisfied that the responsibilities resulting from these new positions would not adversely impact on their time commitment to CRH.

Corporate Governance

The Committee is responsible for reviewing the independence of Board members and has recommended to the Board that all of the non-executive directors be deemed to be independent. The Committee also monitors developments in best practice in relation to corporate governance and makes recommendations to the Board in relation to changes and enhancements to current procedures. Each year the Chairman, Senior Independent Director and Remuneration Committee undertake an extensive engagement with shareholders prior to the AGM to hear their views on AGM proposals and on governance topics of interest to shareholders. In 2019, shareholders representing 20% of the share register took up the offer of a meeting. The Committee and the Board considered the feedback from these sessions and from other shareholder interactions during the year.

Richie Boucher

Chairman of the Nomination

& Corporate Governance Committee

27 February 2020

CRH ANNUAL REPORT AND FORM 20-F I 2019	71

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

Role and Responsibilities

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes the matters set out in table 12.

The Group’s strategy, which is regularly reviewed by the Board, and business model are summarised on pages 14 to 17.

Matters Reserved to the Board	Table 12

•	Appointment of Directors

•	Strategic plans for the Group

•	Annual budget

•	Major acquisitions and disposals

•	Significant capital expenditure

•	Approval of full-year results and the Annual Report and Form 20-F

•	Approval of the interim results

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

Chairman

Richie Boucher was appointed Chairman of the Group with effect from 1 January 2020. On his appointment as Chairman, he met the independence criteria set out in the 2018 Code. Although he holds other directorships, the Board has satisfied itself that these do not adversely impact on his role as Chairman.

Policy on Diversity

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal and succession planning, the Nomination & Corporate Governance Committee looks at the following four criteria when considering non-executive Director roles:

•	international business experience, particularly in the regions in which the Group operates or into which it intends to expand;

Attendance at Meetings during the year ended 31 December 2019	Table 13

Name	Board		Acquisitions		Audit		Finance		Nomination (i)		Remuneration		SESR (ii)
	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended
R. Boucher	6	6	7	7	-	-	4	4	-	-	6	6	-	-

J. Karlström (iii)	2	2	-	-	1	1	-	-	-	-	1	1	1	1

S. Kelly (iv)	1	1	-	-	1	1	-	-	-	-	-	-	-	-

N. Hartery	6	6	7	7	-	-	4	4	13	13	-	-	5	5

P.J. Kennedy	6	6	-	-	-	-	-	-	13	12	6	6	5	5

D.A. McGovern, Jr. (v)	1	1	-	-	1	1	-	-	5	5	2	2	-	-

H.A. McSharry	6	6	-	-	6	6	-	-	13	13	6	5	-	-

A. Manifold	6	6	7	7	-	-	-	-	-	-	-	-	5	5

S. Murphy	6	6	7	6	-	-	4	4	-	-	-	-	-	-

G.L. Platt	6	6	-	-	-	-	-	-	13	13	6	6	5	5

M.K. Rhinehart	6	6	-	-	5	5	-	-	11	11	-	-	4	3

L.J. Riches	6	6	7	7	6	6	4	4	-	-	-	-	-	-

H. Th. Rottinghuis	6	6	7	6	6	6	-	-	-	-	-	-	5	5

S. Talbot	6	5	6	6	3	3	3	3	-	-	-	-	2	2

W.J. Teuber, Jr. (vi)	3	2	-	-	1	1	1	1	-	-	-	-	-	-

(i)	Nomination & Corporate Governance Committee.	(v)	Retired April 2019.
(ii)	Safety, Environment & Social Responsibility Committee.	(vi)	Resigned June 2019.
(iii)	Appointed September 2019.
(iv)	Appointed December 2019.

1. In accordance with Section 167(7) of the Companies Act 2014.

72	CRH ANNUAL REPORT AND FORM 20-F I 2019

•	skills, knowledge and expertise (including education or professional background) in areas relevant to the operation of the Board;

•	diversity in all aspects, including nationality, gender, social and ethnic backgrounds, cognitive and personal strengths; and

•	the need for an appropriately sized Board

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority. To date, the Board has not set any policy regarding age. The ages of the Directors range from 51 to 66, which the Nomination & Corporate Governance Committee believes is appropriate at the current time.

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

Substantial Holdings

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. Details of the substantial holdings as at 31 December 2019 are provided in table 14 below. The Company has not been advised of any changes in holdings since 31 December 2019.

Stock Exchange Listings

CRH, which is incorporated in Ireland and subject to Irish company law, has a premium listing on the London Stock Exchange (LSE), a secondary listing on Euronext Dublin (formerly the Irish Stock Exchange) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE).

Legal and Compliance

CRH’s Legal and Compliance programmes support the Group in operating sustainably and consistently with its values. CRH’s Legal and Compliance team provides advice, guidance and support to executive and operational management and works closely with them to provide training to our employees. Legal and Compliance provides support on a range of matters including establishing policies and procedures, providing compliance training and communications, providing legal advice on compliance and business issues, monitoring and investigating Hotline calls, competition/antitrust law, and ensuring the Group is informed of any changes to regulation and/or reporting requirements. During 2019, Legal and Compliance priorities included antitrust/competition law, international trade compliance, Hotline awareness and policy refresh.

Code of Business Conduct

The foundation of Legal and Compliance programmes is the Code of Business Conduct (CoBC) and supporting policies, which sets out our standards of legal, honest and ethical behaviour. The CoBC complies with the applicable code of ethics regulations of the SEC arising from the Sarbanes-Oxley Act and it also reinforces the fundamental CRH principle that “there is never a good business reason to do the wrong thing.” The CoBC is applicable to all employees of the CRH Group, including the Chief Executive and senior financial officers. A detailed review and benchmarking exercise has resulted in recommendations for refresh and the CoBC will be updated in the first half of 2020.

CRH’s Internal Audit function works side-by-side with Legal and Compliance in monitoring compliance with the CoBC and supporting policies, and in providing an integrated approach to assurance. This cross-functional collaboration supports CRH’s goal: to ensure CRH leads with integrity.

Awareness and Training

In line with our commitment to maintain high ethical business conduct standards, the CoBC and Advanced Compliance Training (which includes Anti-bribery, Anti-fraud, Anti-theft and Competition/Antitrust topics) e-Learning modules were enhanced to include both a first time and refresher element to the programme in 23 languages.

Substantial Holdings	Table 14

As at 31 December 2019, the Company had received notification of the following interests in its Ordinary Share capital, which were equal to, or in excess of, 3%:

	31 December 2019		31 December 2018		31 December 2017

Name	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end

BlackRock, Inc. (i)	53,813,273	6.82	65,387,207	8.01	75,119,286	8.95

Standard Life Aberdeen plc.	Holding below 3%		Holding below 3%		25,643,747	3.05

UBS AG	26,380,604	3.34	26,380,604	3.23	26,380,604	3.16

(i)	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

1.

The Terms of Reference of these Committees comply fully with the 2018 Code; CRH considers that the Terms of Reference are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

CRH ANNUAL REPORT AND FORM 20-F I 2019	73

CRH Hotline

CRH engages an external service provider to administer an independent 24/7 multi-lingual confidential “Hotline” facility. The CRH Hotline allows employees, customers, suppliers and or other external stakeholders to raise good faith concerns that may be relevant to the CoBC, inappropriate or illegal behaviour or violations of any CRH policies or local laws. All concerns are handled discreetly and are professionally investigated with appropriate actions taken based on investigation findings. CRH is committed to creating an atmosphere where employees feel empowered to speak up when they have good faith concerns. Retaliation or reprisals are not tolerated at CRH.

Communications with Shareholders

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, regularly meet with institutional shareholders (each year covering over 60% of the shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings. Table 16 provides a brief outline of the nature of the activities undertaken by our Investor Relations team.

In addition to the above, major acquisitions and disposals are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates, giving details of other acquisitions or disposals completed and major capital expenditure projects, are issued periodically.

During 2019, the former Chairman, Senior Independent Director and Company Secretary again participated in a number of meetings with some of the Group’s major shareholders, in advance of the 2019 AGM. Also, as outlined on page 60, Mr Boucher met with a significant portion of the Group’s shareholders following his appointment as Chairman designate. There was also continued engagement with the Group’s major shareholders on remuneration matters.

US Listing - Additional Information	Table 15

Additional details in relation to CRH’s general corporate governance practices are set out in the Governance Appendix, which has been filed as an exhibit to the Annual Report on Form 20-F as filed with the SEC. For the purposes of the Annual Report on Form 20-F, the Governance Appendix, and in particular the following sections thereof, are incorporated by reference herein:

Section 1 – Frequently Asked Questions • Page 3: For what period are non-executive Directors appointed? • Page 5: What are the requirements regarding the retirement and re-election of Directors?

Section 2 - Operation of the Board’s Committees

•  Page 6: Audit Committee: Role and Responsibilities

•  Page 6: Audit Committee: Meetings

•  Page 8: Audit Committee: Non-audit Fees

Details of the executive Directors’ service contracts and the policy for loss of office are set out on page 81 of the 2018 Annual Report and Form 20-F.

Investor Relations Activities	Table 16

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

•  Media Briefings: each year, the Company provides media briefings on numerous issues

The following are available on www.crh.com	Table 17

Corporate Governance	Investors

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

•  News releases

•  Webcast recordings of results briefings

•  General Meeting dates, notices, shareholder circulars, presentations and poll results

•  Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

Chair’s Overview

Introduction

I succeeded Richie Boucher as Committee Chair in January 2020 following his appointment as Group Chairman. On behalf of the Remuneration Committee, I am pleased to introduce the Directors’ Remuneration Report (the ‘Report’) for the year ended 31 December 2019. Similar to prior years, the Report is split into three sections:

•	this Chair’s Statement (pages 74 to 78), which sets out:

–	the Committee’s approach to setting remuneration; and

–	a high-level summary of the Group’s performance in 2019, related remuneration outcomes and the way in which we intend to implement remuneration in 2020

•	a summary of the Directors’ Remuneration Policy (the ‘Policy’) (pages 80 to 86), which was approved by shareholders at the 2019 AGM and is available at www.crh.com; and

•	the Annual Report on Remuneration (pages 88 to 100), which sets out in detail the remuneration paid to Directors in respect of 2019 and how the Policy will operate for 2020.

Committee’s Approach to Remuneration

The key principles underpinning the Committee’s approach to remuneration are that remuneration should be set at a level that:

•	is fair and balanced;

•	is market competitive, enabling the Company to recruit and retain talented executives;

•	incentivises executives in a way that focuses on delivering the Company’s strategic objectives; and

•	aligns the interests of the executive team with those of shareholders

The Committee also seeks to ensure that updates to the Policy take into account the views of shareholders and evolving best practice.

The Board and the Committee are regularly updated on the perspectives of our employees and take these perspectives into account when making remuneration decisions. Further details in relation to workforce engagement on remuneration matters are set out on page 96.

The Committee also has oversight of remuneration policy across the Group and endeavours to keep the principles and structure of remuneration consistent in so far as is possible given CRH’s international footprint.

Generally speaking, total remuneration is more variable (and, in particular, weighted towards long-term performance) for roles with greater levels of responsibility and scope.

In setting the remuneration policy and practices for executive Directors, the Committee also takes into consideration the six pillars outlined in the 2018 Code; clarity, simplicity, risk, predictability, proportionality and alignment to culture, and is satisfied that the Policy addresses each of these areas.

2019 Performance

2019 was a year of significant profit growth and positive momentum across our businesses, with EBITDA (as defined)* from continuing and discontinued operations of €4.2 billion (+25%). A total of €0.8 billion was returned to shareholders via the ongoing share repurchase programme while the full year dividend per share was increased by 15%. At the same time, CRH’s balance sheet strength was enhanced with the ratio of Net Debt to EBITDA (as defined)* of 1.7x as at 31 December 2019 (2018: 2.1x).

Incentive Outcomes for 2019

The Group’s strong performance in 2019 is reflected in the executive Directors’ remuneration for 2019, which is summarised on table 22 on page 79 and set out in detail on pages 88 to 100.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F I 2019	75

Summary of Key Decisions Activities	Table 18

76	CRH ANNUAL REPORT AND FORM 20-F I 2019

Chair’s Overview - continued

Executive Directors’ Remuneration Summary

2019 Remuneration Snapshot (full details of 2019 remuneration are set out in table 22 on page 79)	Table 19

Fixed		Performance Related Variable Remuneration

Director	Salary	Annual Bonus (% of Max)	2017 PSP Award (i) (% of Max)

Albert Manifold	€1,522,500	86%	70.7%

Senan Murphy	€794,500	86%	70.7%

(i)  The awards, for which performance was measured over the three-year period to end 2019, will vest at 70.7% in 2022 following the completion of a two-year holding period. Further details in relation to the estimated value of the awards, split between the value created for performance and the value created through share price growth, are included in table 22 on page 79. The market value per share on the date of award (in March 2017) was €30.97.

2020 Remuneration Snapshot	Table 20

Director	Salary	Max. Annual Bonus (% of salary)	Metrics for 2020 Bonus Award	2020 PSP Award (% of Salary)	Metrics for 2020 PSP Award

Albert Manifold	€1,564,400 (+2.75%)	225%	EPS (25%) RONA (25%)	365%	Cashflow (50%) TSR (25%)

Senan Murphy	€816,350 (+2.75%)	150%	Operating Cashflow (30%) Personal Strategic (20%)	225%	RONA (25%)

Alignment of Executive Remuneration with Strategy	Table 21

Performance Measure	Annual Bonus	PSP	Reason for Selection

EPS	✓		EPS is a key measure of the underlying profitability

Cash Flow	✓	✓	Operating cashflow is a key measure of CRH’s ability to generate cash to fund organic and acquisitive growth and provide returns to our shareholders via dividends and share buybacks

RONA	✓	✓	RONA is a key measure of CRH’s ability to create value through excellence in operational performance

TSR		✓	TSR is a key measure of CRH’s returns to shareholders through the cycle

Personal Strategic Objectives	✓		Personal strategic objectives enable a focus on specific factors aligned with CRH’s short and medium-term strategic objectives that promote long-term performance

CRH ANNUAL REPORT AND FORM 20-F I 2019	77

Incentive Outcomes for 2019 - continued

In respect of 2019, the Committee determined that, based on the achievement of performance targets, the annual bonus plan should pay out at 86% of the maximum opportunity for the Chief Executive and the Finance Director. Further details in relation to the annual bonus plan, including the relevant targets on which the 2019 plan was based, are set out on page 88. The Committee also determined that 70.7% of the maximum awards made in 2017 under the PSP will vest, based on the achievement of relevant performance criteria for the period 2017-2019. Further details in relation to the 2017 Awards, including details of the applicable targets and performance for each of the components of the 2017 Awards, are set out on page 90.

In assessing performance against the relevant metrics for the annual bonus plan and PSP, consistent with prior years we excluded certain non-recurring ‘one-off’ items.

Following consideration of the financial performance referred to above, and the Company’s underlying performance, the Remuneration Committee did not exercise any discretion over the incentive outcomes for 2019 and is satisfied that the outcomes are appropriate and balanced.

Alignment between Pay, Performance and Strategy

The Committee is satisfied that there was a strong alignment between the pay outcomes outlined above and the execution of our value creation strategy and the achievement of strategic objectives. The connections between the metrics used by the Committee to incentivise management and CRH’s strategy are summarised in table 21.

Approach to Remuneration from 2020

Pensions

In 2019, CRH’s Remuneration Policy was updated to the effect that pension-related contributions/allowances for newly hired executive Directors will be in line with the general practice for new recruits, across the workforce, in the individual’s home jurisdiction or, if applicable, the jurisdiction in which the individual is to be based in their executive Director role. For example, in Ireland and the UK such contributions range from 8% to 12% of base salary depending on the rules of the relevant scheme. There was a recognition at the time, in our discussions with shareholders prior to the 2019 AGM, that addressing this issue for new hires was more achievable than seeking to change the contracts for incumbent executive Directors, although we committed to keeping the matter under review.

Since the 2019 AGM, there has been an evolution in investor views on the issue of pension contributions/allowances for incumbent executives. The Chief Executive has considered the matter and has voluntarily offered to reduce the monetary value of the pension contribution/allowance to which he is contractually entitled by 10% per annum in 2020 and 2021, with a further reduction such that his pension allowance will be below 25% of salary in January 2022. His pension entitlement will cease in August 2022 when he reaches age 60. The Finance Director’s pension contribution is currently 25% of salary. Taking into account his continued strong performance and the positioning of his total remuneration, which is lower quartile compared to the FTSE 50 excluding financial services companies which CRH uses for benchmarking purposes, the Committee was of the view that a change to his pension contribution would not be fair and balanced in the circumstances. Nevertheless, having considered the matter, the Finance Director has voluntarily offered to permanently cap his entitlement at the monetary level due in respect of 2020. The Committee has accepted the Chief Executive’s and Finance Director’s waiver of their contractual entitlements and welcomes their positive initiative in this regard.

Post-employment shareholdings

The 2018 Code requires companies to develop policies for post-employment shareholding requirements. Prior to the 2019 AGM, we discussed with shareholders the Committee’s view that the current holding period on our vested PSP awards provides a considerable de facto post-employment shareholding requirement as it continues to apply post-cessation of employment.

Since then investor views on approaches to post-employment shareholdings for executive Directors have also evolved. Having considered the matter in detail, we have decided to introduce a new requirement whereby the Chief Executive will be required to hold shares equivalent to two times salary for a period of two years post-employment. Until the two times limit is achieved, commencing in 2020, Deferred Share or PSP awards which vest will be transferred on a net of tax basis to a third party to be held in trust for Mr. Manifold’s benefit. The shares will be held in trust on a rolling basis, until his employment ceases and a subsequent two-year period has elapsed. The Committee will retain discretion on a case by case basis to release these shares in exceptional circumstances. A similar structure will apply to the Finance Director, except that the requirement in his case will be one times salary.

2020 Remuneration

Salary

For 2020, Mr. Manifold and Mr. Murphy will each receive a 2.75% increase, which is broadly in line with average workforce increases in CRH’s core countries.

Annual Bonus

The structure and metrics for the 2020 annual bonus are unchanged from 2019, and are set out in table 20 on page 76. The targets will be disclosed in the 2020 Annual Report and Form

20-F.

Pensions

As outlined above, the monetary value of the pension contribution/allowance for Mr. Manifold will be reduced by 10% in 2020 such that his allowance will be c. €600,000 (2019: €667,000) and the contributions/allowance for Mr. Murphy will be capped permanently at €204,000 (25% of his 2020 salary).

Performance Share Plan

In 2019, the Committee introduced RONA as a metric in the long-term PSP, to reflect a strong desire amongst shareholders for the introduction of a returns measure. A range of views had been expressed regarding the form of returns measure to be used. The Committee chose RONA as it is the metric used in the business and the measure that the management team communicate to shareholders. Following the 2019 AGM, we received feedback from a small number of shareholders that they would prefer an alternative returns measure. The Committee has also considered this matter further. Recognising that there are arguments in favour of other methodologies, the Committee continues to strongly believe that RONA is the most appropriate measure in an incentive context and has decided to retain it as the returns metric for PSP awards in 2020.

78	CRH ANNUAL REPORT AND FORM 20-F I 2019

Chair’s Overview - continued

The Committee has also considered feedback from some shareholders on the peer group used to measure TSR performance in relation to whether consideration should be given to the introduction of certain companies, that compete in individual markets in which CRH operates but do not operate internationally, into the peer group. Other shareholders asked whether the relatively small market capitalisation of some companies in the peer group could unduly influence the performance outcome. The Committee has considered these views. It is satisfied that the existing peer group achieves a robust measurement of TSR performance against industry peers that have similar geographic exposure to CRH. In addition, the peer group is weighted by market capitalisation to reduce the influence of smaller companies. Therefore, it is proposed to retain the existing peer group for PSP awards in 2020. However, shareholder views will be kept under review for future awards.

In engagement with shareholders and wider stakeholders on sustainability matters, the potential for introducing an environmental target into the PSP was raised. As outlined in the Sustainability section on page 21, the Board has set a series of ambitious environmental targets which are in line with the Paris Climate Agreement. However, given the very long-term nature of those sustainability targets, the Committee determined that it was not currently feasible to develop robust, measurable and stretching performance targets on an annual or three-year performance cycle at this time. However, this will be kept under review going forward.

Further details in relation to the structure, metrics and targets for the PSP awards to be made in 2020 are set out in table 39 on page 96.

Non-executive Directors

No changes are proposed to the fees paid to the Chairman or the non-executive Directors in 2020. Details of the fees currently payable are set out in table 37 on page 95.

Tarmac, part of CRH’s Europe Materials Division, was responsible for resurfacing the world-famous racetrack at Silverstone, home of the British Grand Prix, where Lewis Hamilton clinched a record sixth British Grand Prix victory in 2019. The surface was designed specifically to withstand the extremes of braking and cornering generated by high-performance racing cars and motorbikes. Tarmac used cutting-edge technology and processes to complete the project, including the first use of 3D GPS-guided asphalt planing in the UK as well as state-of-the-art BPO ASPHALT management system software.

Conclusion

The Committee believes that the remuneration paid to the executive Directors in respect of 2019 is appropriate and is well aligned with the performance of the Company and the value delivered for shareholders. We hope to receive your support for the Annual Report on Remuneration at the 2020 AGM.

Heather Ann McSharry
Chair of the Remuneration Committee 27 February 2020

CRH ANNUAL REPORT AND FORM 20-F I 2019	79

Individual Executive Remuneration for the year ended 31 December 2019 (Audited)	Table 22

	Albert Manifold			Senan Murphy

	2019	2018	2017	2019	2018	2017

Fixed Pay	€000	€000	€000	€000	€000	€000

Basic Salary (i)	1,523	1,485	1,442	794	775	706

Benefits (ii)	43	55	35	27	25	25

Retirement Benefit Expense (iii)	667	684	677	199	194	176

Total Fixed Pay	2,233	2,224	2,154	1,020	994	907

Performance-related Pay

Annual Bonus (iv):

Cash Element	1,964	2,042	2,338	683	710	762

Deferred Shares	982	681	779	342	237	254

Total Annual Bonus	2,946	2,723	3,117	1,025	947	1,016

Long-term Incentives (v):

Performance Share Plan

- value delivered through performance	3,834	3,238	2,720	1,028	792	-

- value delivered through share price growth	298	45	668	80	11	-

Total Long-term Incentives	4,132	3,283	3,388	1,108	803	-

Total Performance-related Pay	7,078	6,006	6,505	2,133	1,750	1,016

Total Single Figure	9,311	8,230	8,659	3,153	2,744	1,923

(fixed and performance-related)

(i)	Basic Salary.

(ii)	Benefits: For executive Directors these relate principally to the use of company cars, medical insurance and life assurance and, where relevant, the value of the non-taxable discount on the grant of options under the Group’s 2010 SAYE Scheme.

(iii)	Retirement Benefit Expense: As noted on page 94, Albert Manifold receives a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. This allowance is similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as annual compensation allowances. Senan Murphy receives a taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

(iv)	Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2019, a bonus was payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2019 Plan, together with details of the performance against targets and payouts in respect of 2019, are set out on pages 88 and 89. A third of the 2019 bonuses to be paid to executive Directors will be deferred into shares for a period of three years, with no additional performance conditions. For 2018 and 2017 bonuses, 25% of executive Directors’ bonuses were paid in Deferred Shares, vesting after three years, with no additional performance conditions.

(v)	Long-term Incentives: In February 2020, the Remuneration Committee determined that 70.7% of the maximum PSP awards made in 2017 will vest, based on performance. The awards are subject to a further two-year holding period and will vest in 2022. For the purposes of this table, the values of these awards have been estimated using a share price of €33.38, being the three-month average share price to 31 December 2019, as the share price on the date of vesting is not yet known. Amounts in the long-term incentive column for 2018 reflect the value of long-term incentive awards with a performance period ending in 2018 (i.e. the PSP awards granted in 2016), which the Remuneration Committee determined in February 2019 had met the applicable performance targets. The awards are scheduled to vest in 2021 following the completion of a two-year holding period. For the purposes of this table, the value of these awards have been estimated using a share price of €24.90, being the three-month average share price to 31 December 2018. Amounts in the long-term incentive column for 2017 reflect the value of long-term incentive awards with a performance period ending in 2017 (i.e. the PSP awards granted in 2015), which the Remuneration Committee determined in February 2018 had met the applicable performance targets. The awards are scheduled to vest in 2020 following the completion of a two-year holding period. For the purposes of this table, the value of these awards have been estimated using a share price of €30.42, being the three-month average share price to 31 December 2017.

80	CRH ANNUAL REPORT AND FORM 20-F I 2019

Remuneration Policy Summary

2019 Directors’

Remuneration Policy

The Remuneration Committee’s aim is to make sure that CRH’s pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets.

CRH’s Remuneration Policy, which was approved by shareholders at the 2019 AGM is available on the Group’s website, www.crh.com, and was included in full in the 2018 Annual Report and Form 20-F. As the Company is not seeking shareholder approval for any revision of the Policy in 2019, the full text of the Policy has not been reproduced in this report. The following paragraphs and tables 23 to 27 on pages 81 and 86 provide a summary of key elements of the Policy. The Policy is consistent with that shown last year, save the changes to the performance scenario charts, the addition of post-exit shareholding guidelines and the update to the Finance Director’s service contract.

The Group’s remuneration structures are designed to drive performance and link reward to the responsibilities and individual contribution of executives, while at the same time reflecting the risk policies of the Group. It is our policy to grant participation in the Group’s performance-related plans to key management to encourage alignment with shareholders’ interests and to create a community of common interest among different regions and nationalities.

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

Motivate and reward executives to perform in the long-term interests of the shareholders

Provide an appropriate blend of fixed and variable remuneration and short and long-term incentives

Foster entrepreneurship in regional companies by rewarding the creation of shareholder value through organic and acquisitive growth

Reflect the spread of the Group's operations so that remuneration packages in each geographical area are appropriate and competitive for that area

Reflect the risk policies and appetite of the Group

CRH ANNUAL REPORT AND FORM 20-F I 2019	81

Future Policy Table

The purpose, operation and opportunity for the five components of executive Directors’ remuneration are summarised in table 23 below. Further details and explanatory notes are included in the full Policy, a copy of which is available on the Group’s website, www.crh.com. The components of remuneration comprise three fixed elements: basic salary, pension and benefits, and two variable elements: annual bonus and PSP. Details regarding the implementation of the Policy in 2019 can be found on pages 88 to 100 of the Annual Report on Remuneration.

Policy Table		Table 23

Element	Fixed Base Salary	Fixed Pension

Purpose and link to strategy	• Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets

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

Performance Measure	• Not applicable	• Not applicable

82	CRH ANNUAL REPORT AND FORM 20-F I 2019

Remuneration Policy Summary - continued

Policy Table	Table 23 - continued

Element	Fixed Benefits

Purpose and link to strategy	• To provide a market competitive level of benefits for executive Directors

Operation

•  The Committee’s policy is to set benefit provision at an appropriate market competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based

•  Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the executive Director and his/ her family and life assurance

•  In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

•  Benefits may also be provided in relation to legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement

•  The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so

•  All-employee share schemes - executive Directors are eligible to participate in the Company’s all-employee share schemes on the same terms as other employees. Executive Directors may also receive other benefits which are available to employees generally

•  Re-location policy - where executive Directors are required to re-locate to take up their role, the Committee may determine that they should receive appropriate re-location and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice

Maximum opportunity	• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits

Performance Measure	• Not applicable

CRH ANNUAL REPORT AND FORM 20-F I 2019	83

Policy Table		Table 23 - continued

Element	Performance-related pay - Annual Bonus	Performance-related pay - Performance Share Plan

Purpose and link to strategy

•  The Annual Performance-related Incentive Plan (the “Plan”) is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation

•  A deferred element of the Plan links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with shareholders’ interest

•  “Malus” and clawback provisions enable the Company to mitigate risk

•  The purpose of the 2014 Plan is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals

•  “Malus” and clawback provisions enable the Company to mitigate risk

Operation

•  The Annual Performance-related Incentive Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee

•  The annual bonus is paid in a mix of cash and shares (structured as a deferred share award)

•  For 2020:

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

•  “Malus” and clawback provisions (as set out in the rules of the 2014 Plan) will apply to awards

Maximum opportunity	• Maximum annual opportunity of 225% of base salary • For 2020, the intended maximum award levels are: – 225% of base salary for the Chief Executive; and – 150% of base salary for the Finance Director	• Maximum annual opportunity of up to 365% of base salary • For 2020, the intended award levels are: – 365% of base salary for the Chief Executive; and – 225% of base salary for the Finance Director

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

•  A portion of the bonus metrics for any Director may be linked to his/ her specific area of responsibility

•  Up to 50% of the maximum bonus will be paid for achieving target levels of performance

•  Awards to be granted in 2020 will vest based on cumulative cash flow (50%), a relative TSR test compared to a tailored group of key peers (25%) and RONA (25%)

•  For threshold levels of performance, 25% of the award vests

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

84	CRH ANNUAL REPORT AND FORM 20-F I 2019

Remuneration Policy Summary - continued

Remuneration Outcomes in

different Performance Scenarios

Remuneration at CRH consists of fixed pay (salary, pension and benefits), short-term variable pay and long-term variable pay. A significant portion of executive Directors’ remuneration is linked to the delivery of key business goals over the short and long-term and the creation of shareholder value.

Table 26 shows hypothetical values of the remuneration package for executive Directors under four assumed performance scenarios.

No share price growth or the payment of dividend equivalents has been assumed in these scenarios, with the exception of the maximum +50% share price growth scenario. Potential benefits under all-employee share schemes have not been included.

Remuneration Outcomes in different Performance Scenarios Table 24
Performance Scenario	Payout Level
Minimum	• Fixed pay (see table 25 for each executive Director) • No bonus payout • No vesting under the Performance Share Plan
On-target performance

•  Fixed pay (see table 25 for each executive Director)

•  50% annual bonus payout (112.5% of salary for the Chief Executive and 75% for the Finance Director)

•  25% vesting under the Performance Share Plan (91.25% of salary for the Chief Executive and 56.25% for the Finance Director)

Maximum performance ((i) at constant share prices; and (ii) assuming a 50% increase in share prices)

•  Fixed pay (see table 25 for each executive Director)

•  100% annual bonus payout (225% of salary for the Chief Executive and 150% of salary for the Finance Director)

•  100% Performance Share Plan vesting (365% of salary for the Chief Executive and 225% for the Finance Director)

Hypothetical Remuneration Values				Table 25
	Salary With effect from 1 January 2020	Benefits Level paid in 2019 (i)	Estimated Pension (ii)	Total Fixed Pay

Chief Executive (Albert Manifold)	€1,564,400	43,000	600,000	€2,207,400

Finance Director (Senan Murphy)	€816,350	27,000	204,000	€1,047,350

(i)   Based on 2019 expenses.

(ii)  See page 77 for details in relation to retirement benefit arrangements.

Performance-related Remuneration Outcomes	Table 26

CRH ANNUAL REPORT AND FORM 20-F I 2019	85

Remuneration Arrangements Throughout the Group

CRH operates significant operations in over 3,100 locations in 30 countries with c. 80,300 employees across the globe. Remuneration arrangements throughout the organisation, therefore, differ depending on the specific role being undertaken, the level of seniority and responsibilities, the location of the role and local market practice. However, remuneration arrangements are designed based on a common set of principles: that reward should be set at a level which is appropriate to retain and motivate individuals of the necessary calibre to fulfil the roles without paying more than is considered necessary. The reward framework is designed to incentivise employees to deliver the requirements of their roles and add value for shareholders.

The Group operates share participation plans and savings-related share option schemes for eligible employees, including executive Directors, in all regions where the regulations permit the operation of such plans.

Service Contracts

As part of a review and harmonisation of executive service contracts generally in 2018, we identified an anomaly in the Finance Director’s service contract whereby the notice period from the company is six months but the restriction on termination of employment provisions in the contract was for a period of up to 12 months. An addendum to the Finance Director’s service contract has since been executed amending the notice periods to 12 months in each case.

Shareholding Guideline for Executive Directors

Executive Directors are required to build up (and maintain) a minimum holding in CRH shares. The shareholding guidelines for the Chief Executive and Finance Director are 3.5x basic salary and 2.0x basic salary respectively, with the guidelines to be achieved by 31 December 2023 and 31 December 2022, respectively.

For the purposes of determining the number of shares held by the executive Directors, the relevant calculation will include shares beneficially owned by the executive Directors, annual bonus awards which are deferred into shares for three years and PSP awards that have met the performance criteria but are subject to a two-year holding period prior to release. The deferred share awards and PSP awards subject to a two-year hold period are not subject to any further performance criteria other than continued employment with the Group.

In the event that the shareholding guidelines are not met by the applicable deadlines, the Remuneration Committee will consider what action to take at that time.

Post-employment Holding Requirements

As outlined in the Chair’s Overview on page 77, the Remuneration Committee has decided to introduce a requirement whereby the Chief Executive will be required to hold shares equivalent to two times salary for a period of two years post-employment. Accordingly, commencing in 2020, until the two times limit is achieved, any Deferred Share or PSP awards which vest will be transferred on a net of tax basis to a third party to be held in trust for the Chief Executive’s benefit. The shares will be held in Trust on a rolling basis, until his employment ceases and a subsequent two year period has elapsed. A similar structure will apply to the Finance Director, except that the requirement in his case will be one times salary.

86	CRH ANNUAL REPORT AND FORM 20-F I 2019

Remuneration Policy Summary - continued

Remuneration Policy for Non-Executive Directors	Table 27

CRH is a leading provider of structural concrete to the Danish market. In 2019, CRH Denmark, part of our Europe Materials Division, supplied 15,000m² of materials to the ‘Karré 31’ project in the town of Holbaek, north-east of Copenhagen. Products included hollow-core floor slabs, walls and facades for the 17-story apartment building.

88	CRH ANNUAL REPORT AND FORM 20-F I 2019

Annual Report on Remuneration

The Remuneration Committee

The Remuneration Committee consists of five non-executive Directors considered by the Board to be independent. They bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 56 to 59. A schedule of attendance at Committee meetings is set out in table 13 on page 71.

The main focus of the Committee is to:

•	determine and agree with the Board the Group’s policy on executive remuneration;

•	seek shareholder approval for the Directors’ Remuneration Policy at least every three years;

•	ensure that CRH’s remuneration structures are fair and responsible; and

•	consider and approve salaries and other terms of the remuneration packages for the executive Directors and the fee for the Chairman

In addition, the Committee:

•	recommends and monitors the level and structure of remuneration for the executive Directors and senior management; and

•	oversees the preparation of this Directors’ Remuneration Report

In considering remuneration levels for executive Directors particularly, the Committee takes into account remuneration trends across the CRH Group, which has a diverse range of operations in 30 countries, in geographic regions which are often at different stages in the economic cycle. Annually, the Chairman of the Remuneration Committee reviews with the Audit Committee the Group’s remuneration structures from a risk perspective.

Remuneration Received by Executive Directors in Respect of 2019

Details of individual remuneration for executive Directors for the year ended 31 December 2019, including explanatory notes, are given in table 22 on page 79. Details of Directors’ remuneration charged against profit in the year are given in table 46 on page 100.

2019 Annual Bonus Plan

CRH’s Annual Bonus Plan for 2019 was based on a combination of financial targets and personal/strategic goals. The metrics for target payout, which is up to a maximum of 50% of the total annual bonus opportunity, are based on achieving the budget set by the Board in respect of each metric. The threshold level for bonus payouts is for the achievement of 92% of budget, whereas maximum payout is achieved for stretch performance of between 105% of budget for EPS and Cash Flow and 108% of budget for RONA. The relative weighting of the components of the 2019 plan, together with details of the applicable targets and performance for each measure is given in table 28 on page 89.

When setting the targets for the annual bonus plan, the Committee makes assumptions regarding exchange rates and development activity. The Committee also compares the proposed targets to the outturn for the previous year to ensure that the targets are sufficiently stretching. In this regard, it is important to note that the metrics in the plan are influenced by the economic cycle and other factors, such as ongoing portfolio management. For example, the RONA target for 2019 was less than the 2018 outturn primarily due to the impact of the Group’s acquisition of Ash Grove Cement as such long term value-creating acquisitions are generally returns dilutive in the initial years post acquisition.

When reviewing performance against the bonus plan, the Committee typically makes a number of routine adjustments to the financial targets, for example, to reflect actual exchange rates, major development activity and actual share buyback activity during the year. For the 2019 bonus plan, the financial targets were also adjusted to reflect the impact of the implementation of IFRS16 Leases. When assessing the outturn for 2019, the Committee excluded exceptional items which were one-off in nature and are not expected to recur. This had the impact of reducing the formulaic outcome for the financial element under the 2019 bonus plan.

Details of each executive Director’s personal and strategic objectives and their achievement against these objectives are set out in table 29 on page 89.

Overall, the combination of the performance by the Group in 2019 and the achievement against personal and strategic objectives translated to annual bonus payouts of 86% of the maximum opportunity for Albert Manifold and Senan Murphy, with total bonus payments of 194% of salary and 129% of salary respectively.

In accordance with the Policy, 33% of the bonus amounts for Albert Manifold and Senan Murphy will be deferred into shares for a period of three years. Deferred Share awards are not subject to any additional performance conditions during the deferral period and are adjusted for dividend equivalents based on dividends paid by CRH. Annual bonus awards are subject to recovery provisions for three years from the date of payment (cash awards) or grant (deferred awards).

CRH ANNUAL REPORT AND FORM 20-F I 2019	89

Annual Bonus 2019

2019 Plan - Achievement						Table 28
		2019 Targets - Performance needed for payout at (i)
Measure	Weighting (% of total bonus)	Threshold	Target (ii)	Maximum	2019 Performance Achieved (iii)	Percentage of Maximum Awarded

CRH EPS	25%	183c	199c	209c	205c	20.5%

CRH Cash Flow (iv)	30%	€2,553m	€2,775m	€2,914m	€3,050m	30.0%

CRH RONA (iv)	25%	8.0%	8.7%	9.4%	9.1%	18.5%

Personal/Strategic	20%				See table 29	17.0%

Total	100%					86.0%

(i)   0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line payout schedule between these points.

(ii)  Targets have been adjusted to reflect actual exchange rates, the actual timing of development activity, the impact of the share buyback programme and the impact of the implementation of IFRS 16 Leases.

(iii)  The outturn achieved for 2019 excludes exceptional items which were one-off in nature and not expected to recur.

(iv)  For the purposes of the annual bonus plan, operating cash flow and RONA have been defined as reported internally. For cash flow the figure differs from the net cash inflow from operating activities reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net proceeds from the disposal of PP&E, and before deducting interest and tax payments. Similarly, RONA as reported internally differs from the RONA reported in the Non-GAAP Performance Measures in this report as it reflects seasonality and the timing impact of development activity.

2019 Plan - Personal/Strategic Achievement			Table 29
Directors	Weighting (% of total bonus)	Achievements	Percentage of Maximum Awarded

		Safety: Supporting the launch of a safety front-line leadership programme and the implementation of recommendations from a review by an external advisory panel of experts, including updating policies and guidelines for contractor management, energy isolation and consequence management.

		Performance: Continued monitoring, assessment and challenge of performance improvement across the business.

Albert Manifold	20%	Group Leadership Team (GLT): Continued development of the GLT as a functioning executive leadership team for CRH, including, working with the team to provide effective management succession for senior roles across the Group.	17.0%

		Strategy: Continued assessment of the strategic alternatives for the Group in discussion with the Board and senior management and ensuring that the organisation structure of CRH is aligned with its future strategy.

		Safety: Supporting the launch of a safety front-line leadership programme and the implementation of recommendations from a review by an external advisory panel of experts, including updating policies and guidelines for contractor management, energy isolation and consequence management.

Senan Murphy	20%	Performance: Continued monitoring, assessment and challenge of performance improvement across the business.	17.0%

		Talent Management: Development of new processes and procedures to aid career pathing, talent review and talent development in order to meet the longer term CRH leadership needs.

		Leadership and Strategy: Working across all business and functional areas to facilitate, develop and progress CRH strategy and other key cross CRH priorities.

90	CRH ANNUAL REPORT AND FORM 20-F I 2019

Annual Report on Remuneration - continued

Long-term Incentives

Performance Share Plan - 2017 awards

In 2017, the executive Directors were granted conditional awards under the 2014 PSP. The awards were based on TSR (50% of the award) – 25% against a tailored group of key peers (see table 30 below) and 25% against the FTSE All-World Construction & Materials Index – and Cumulative Cash Flow (50% of the award), and performance was measured over the three-year period 1 January 2017 to 31 December 2019. In respect of the TSR element, CRH’s TSR over the period of 15.6% ranked between the 50th and 75th percentile as compared with the tailored peer group, but was below the TSR of the FTSE All-World Construction & Materials Index. Accordingly, 20.7% out of 50% will vest for the TSR element. In respect of the cumulative cash flow element, actual outturn over the period was €4.5 billion, which exceeded the stretch target of €3.7 billion, resulting in 100% vesting for the cash flow element.

The Committee considers that the vesting outcome is reflective of the Company’s underlying performance over the performance period. In particular, the Committee considered RONA performance since 2017 as an underpin to the TSR component. As the RONA target in each of the annual bonus plans for 2017, 2018 and 2019 was met, the Committee determined that the TSR vesting outcome was appropriate and did not need to be adjusted. In accordance with the Policy, the 2017 awards to executive Directors will vest in 2022 on completion of an additional two-year holding period. Vested awards will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2022. Table 31 on page 91 sets out details of the relevant targets. Table 32 on page 91 sets out details of the awards.

Performance Share Plan - 2019 awards

During 2019, awards under the 2014 PSP were made to the executive Directors, details of which are summarised in table 34. 50% of each award granted in 2019 is subject to a cumulative cash flow metric. The definition of cash flow is the net increase/decrease in cash and cash equivalents adjusted to exclude:

•	dividends to shareholders;

•	acquisition/investment expenditure;

•	proceeds from divestments;

•	share issues (scrip dividend, share options, other);

•	financing cash flows (new loans/repayments);

•	back funding pension schemes; and

•	foreign exchange translation

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

25% of each award is subject to a TSR metric, with performance being measured against a tailored peer group (see table 30 below). The remaining 25% of each award is subject to a RONA metric, a key measure used by management to assess investment opportunities and to run the business.

Performance for the awards made in 2019 will be assessed over the three-year period to

31 December 2021. Details of the performance targets are set out in table 33.

Awards, to the extent that they vest, will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2023. “Malus” and clawback provisions apply to the awards.

Other Employee Share Plans

Executive Directors are eligible to participate in the 2010 Savings-related Option Scheme (Republic of Ireland) (the ‘2010 SAYE Scheme’) and in the Group’s Irish Revenue approved Share Participation Scheme (the ‘Participation Scheme’).

The 2010 SAYE Scheme is an Irish Revenue approved plan open to all Irish employees. Participants may save up to €500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of executive Directors under the 2010 SAYE Scheme are set out in table 35 on pages 92 and 93.

The Participation Scheme is an Irish Revenue approved plan and is open to all employees in Ireland. Grants can be made to participants up to a maximum of €12,700 annually in CRH shares. Albert Manifold and Senan Murphy participated in the Participation Scheme in 2019.

Peer Group for Performance Share Plan Awards (i)				Table 30

ACS	Cemex	Saint Gobain	Vicat

Boral	Heidelberg Cement	Skanska	Vinci

Buzzi Unicem	LafargeHolcim	Titan Cement	Wienerberger

(i)   For the purposes of the PSP awards made in 2017 and 2018, the peer group also includes Braas Monier and Rockwool

CRH ANNUAL REPORT AND FORM 20-F I 2019	91

Long-term Incentives - Performance Share Plan Awards

2017 Award Metrics	Table 31

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

(iii)  For the purposes of the 2017 Award, TSR performance was above the median against the tailored peer group (see table 30 on page 90) and below the FTSE All-World Construction & Materials Index. TSR performance was subject to a RONA underpin (see page 90). The cumulative cash flow for the three years to end 31 December 2019 was €4.5 billion.

2017 Award Vesting Details	Table 32

Executive Director	Interests Held	Vesting Outcome (% of max)	Interests Due to Vest	Date of Vesting	Assumed Share Price (i)	Estimated Value

Albert Manifold	175,095	70.7%	123,792	March 2022	€33.38	€4,132,182

Senan Murphy	46,954	70.7%	33,196	March 2022	€33.38	€1,108,098

(i)  As the share price on the date of vesting is not yet known, for the purposes of this table, the value of these awards, which were subject to a three-year performance period ending in 2019, has been estimated using a share price of €33.38, being the three-month average share price to 31 December 2019.

2019 Award Metrics	Table 33

(i)  and (ii) see footnotes to table 31 above.

(iii)  RONA is also defined as reported internally and differs from the RONA reported in the Non-GAAP Performance Measures in this report as it excludes one-off items and reflects seasonality and timing impact of development activity.

2019 Award - Grant Details	Table 34

Executive Director	Date of Grant	Number of Shares	Market Price on which Award was Based	Face Value at Date of Award	Face Value at Date of Award (% of salary)

Albert Manifold	7 May 2019	186,106	€29.86	€5,557,125	365%

Senan Murphy	7 May 2019	59,867	€29.86	€1,787,628	225%

92	CRH ANNUAL REPORT AND FORM 20-F I 2019

Annual Report on Remuneration - continued

Summary of Outstanding Share Incentive Awards (Audited)

	Year of Award	Performance Period	Release Date	Market Value at Date of Award	Exercise Price	Balance at 31 December 2018
Albert Manifold

Annual Bonus Plan (Deferred Share Awards) (i)	2016	01/01/15-31/12/2015	2019	€25.60	n/a	18,900

	2017	01/01/16-31/12/2016	2020	€30.97	n/a	25,007

	2018	01/01/17-31/12/2017	2021	€30.42	n/a	25,619

	2019	01/01/18-31/12/2018	2022	€24.90	n/a	-

2014 Performance Share Plan (ii)	2014	01/01/14-31/12/2016	2019	€20.49	n/a	142,900

	2015	01/01/15-31/12/2017	2020	€24.42	n/a	103,934

	2016	01/01/16-31/12/2018	2021	€24.56	n/a	208,104

	2017	01/01/17-31/12/2019	2022	€32.24	n/a	163,254

	2018	01/01/18-31/12/2020	2023	€27.62	n/a	196,278

	2019	01/01/19-31/12/2021	2024	€29.86	n/a	-

2010 Savings-Related Share Option Scheme	2018	n/a	2023	n/a	€23.39	1,293

Senan Murphy

Annual Bonus Plan (Deferred Share Awards) (i)	2017	01/01/16-31/12/2016	2020	€30.97	n/a	7,316

	2018	01/01/17-31/12/2017	2021	€30.42	n/a	8,352

	2019	01/01/18-31/12/2018	2022	€24.90	n/a	-

2014 Performance Share Plan (i)	2016	01/01/16-31/12/2018	2021	€24.56	n/a	50,906

	2017	01/01/17-31/12/2019	2022	€32.24	n/a	43,779

	2018	01/01/18-31/12/2020	2023	€27.62	n/a	63,134

	2019	01/01/19-31/12/2021	2024	€29.86	n/a	-

The market price of the Company’s shares at 31 December 2019 was €35.67 and the range during 2019 was €22.89 to €36.25.

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

CRH ANNUAL REPORT AND FORM 20-F I 2019	93

Table 35

Granted in 2019	Released in 2019	Exercised in 2019	Lapsed in 2019	Balance at 31 December 2019	Dividends Awarded & Released	Market Value on Date of Exercise/Released

-	18,900	-	-	-	1,351	€28.04

-	-	-	-	25,007	-	-

-	-	-	-	25,619	-	-

27,337	-	-	-	27,337	-

-	142,900	-	-	-	19,007	€28.04

-	-	-	-	103,934	-	-

-	-	-	85,052	123,052	-	-

-	-	-	-	163,254	-	-

-	-	-	-	196,278	-	-

186,106	-	-	-	186,106	-	-

-	-	-	-	1,293	-	-

-	-	-	-	7,316	-	-

-	-	-	-	8,352	-	-

9,510	-	-	-	9,510	-	-

-	-	-	20,805	30,101	-	-

-	-	-	-	43,779	-	-

-	-		-	63,134	-	-

59,867	-		-	59,867	-	-

94	CRH ANNUAL REPORT AND FORM 20-F I 2019

Annual Report on Remuneration - continued

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

As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Albert Manifold has opted for an arrangement whereby his pension is capped in line with the provisions of the Finance Act 2006 and receives a supplementary taxable non-pensionable cash supplement in lieu of pension benefits foregone. There was, therefore, no additional accrual in 2019. The cash pension supplement for 2019 is detailed in table 36 below. This supplement is similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as annual compensation allowances.

The contributory defined benefit plan in which Albert Manifold participates closed to new entrants at the end of 2011.

Senan Murphy receives a taxable non-pensionable cash supplement equivalent to 25% of his annual base salary in lieu of a pension contribution.

Details regarding the pension entitlements of Albert Manifold are set out in table 36 below. Details of the pension arrangements that will apply for 2020 are set out on page 77.

Shareholding Guideline for Executive Directors

Pursuant to the Policy, executive Directors are required to build up (and maintain) a minimum holding in CRH shares. The current shareholding guideline for the Chief Executive is 3.5x basic salary and 2.0x basic salary for the Finance Director, to be achieved by 31 December 2023 and 31 December 2022 respectively.

The current shareholdings of executive Directors as a multiple of basic salary are shown in table 45 on page 99. The table includes, for illustrative purposes, shares beneficially owned by the executive Directors as at 27 February 2020, the estimated after tax vesting of PSP awards subject to a two-year hold period only, which will be released in 2020 and 2021 respectively, and the estimated after tax vesting of Deferred Share awards granted in respect of 2017, 2018 and 2019, as appropriate.

Non-executive Directors

The remuneration of non-executive Directors is determined by the Board of Directors. The fees were increased in 2019 (see table 37 for details of the current fees). Details of the remuneration paid to non-executive Directors in 2019 are set out in table 38.

Proposed Implementation of Remuneration in 2020

Basic Salary and Benefits

Details of the executive Directors’ salaries for 2020 compared with 2019 are set out in the Committee Chair’s Overview on page 76. These increases are within the range of the average workforce increases in CRH’s core countries (2.5% to 3%).

Executive Directors will receive benefits in line with the 2019 Policy in 2020. The level of benefits provided will depend on the cost of providing individual items and the individual circumstances.

Retirement Benefit Expense

As outlined in the Chair’s Overview on page 77, the monetary value of pension contribution/ allowance for Mr. Manifold will be reduced by 10% in 2020 such that his allowance will be c. €600,000 (2019: €667,000) and the contribution/allowance for Mr. Murphy will be capped permanently at €204,000 (25% of his 2020 salary).

2020 Annual Bonus Plan

The Remuneration Committee has determined that the 2020 Annual Bonus Plan will be operated broadly in line with the 2019 Annual Bonus Plan. 80% of the bonus will be based on financial targets and the remaining 20% on individual objectives aligned to key strategic areas for each executive Director.

Pension Entitlements - Defined Benefit (Audited)	Table 36

Executive Director	Increase in accrued personal pension during 2019 (i) €000	Transfer value of increase in dependants pension (i) €000	Total accrued personal pension at year end (ii) €000

Albert Manifold	-	122	273

(i)

As noted above, the pension of Albert Manifold has been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due in 2019 in the event of Mr. Manifold leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

1.  Salary is defined as basic annual salary and excludes any fluctuating emoluments.

CRH ANNUAL REPORT AND FORM 20-F I 2019	95

Non-executive Directors

Fee Structure	Table 37
Role

Group Chairman (including non-executive Director salary and fees for Committee work)	€630,000

Basic non-executive Director fee	€88,000

Committee fee	€32,000

Additional fees

Senior Independent Director	€25,000

Remuneration Committee Chair	€30,000

Audit Committee Chairman	€39,000

Fee for Europe-based non-executive Directors	€15,000

Fee for US-based non-executive Directors	€30,000

Individual Remuneration for the year ended 31 December 2019 (Audited)									Table 38

	Basic fees (i)		Benefits (ii)		Other fees (iii)		Total
	€000		€000		€000		€000

	2019	2018	2019	2018	2019	2018	2019	2018	2017

Non-executive Directors

R. Boucher (iv)	88	65	-	-	77	34	165	99	-

N. Hartery	88	78	7	1	557	512	652	591	591

J. Karlström (v)	23	-	-	-	13	-	36	-	-

S. Kelly (vi)	7	-	-	-	8	-	15	-	-

P.J. Kennedy	88	78	-	-	47	42	135	120	120

D.A. McGovern Jr. (vii)	28	78	-	-	20	86	48	164	174

H.A. McSharry	88	78	-	-	63	42	151	120	120

G.L. Platt	88	78	-	-	87	63	175	141	131

M.K. Rhinehart (vii)	88	20	-	-	62	7	150	27	-

L.J. Riches	88	78	-	-	47	42	135	120	120

H.Th. Rottinghuis	88	78	-	-	47	42	135	120	120

S. Talbot (ix)	88	7	2	-	47	1	137	8	-

W.J. Teuber, Jr. (x)	44	78	-	-	51	90	95	168	135
	894	716	9	1	1,126	961	2,029	1,678	1,511

(i)	Further information in relation to the non-executive Director fee structure are set out in table 37 above.

(ii)	Benefits: Reflects the reimbursement of taxable travel expenses.

(iii)	Other Fees: Includes fees for Chairman, Board Committee work and travel allowances for non-executive Directors based outside of Ireland.

(iv)	Richie Boucher became a Director on 1 March 2018.

(v)	Johan Karlström became a Director on 25 September 2019.

(vi)	Shaun Kelly became a Director on 3 December 2019.

(vii)	Don McGovern retired as a Director on 25 April 2019.

(viii)	Mary Rhinehart became a Director on 1 October 2018.

(ix)	Siobhan Talbot became a Director on 1 December 2018.

(x)	Bill Teuber resigned as a Director on 25 June 2019.

96	CRH ANNUAL REPORT AND FORM 20-F I 2019

Annual Report on Remuneration - continued

2020 Performance Share Plan Awards

For the 2020 PSP awards, awards will be assessed over the three-year period to 31 December 2022. The metrics, weightings and opportunity for the 2020 PSP awards are summarised in table 39 below. The Committee believes that the targets are robust and stretching, with a significant increase in the level of stretch required for the cashflow and RONA metrics compared to 2019.

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

Total Shareholder Return

The value at 31 December 2019 of €100 invested in CRH in 2009, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in table 40 on page 97.

TSR performance has been compared against the FTSE100 and the Eurofirst 300 as these are broad general market indices of which CRH is a constituent.

The Committee, therefore, considers that they

offer a reasonable comparison for performance.

Compound TSR since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 15.6%.

Workforce Engagement

Engagement of our workforce is at the heart of what we do at CRH. The proximity of our senior leaders to daily operations across CRH is a key reason for the Company’s continued success and growth. The Company operates an annual talent and performance review process, where colleagues and their managers work together to review performance and set annual goals. The outcome of the review process is closely aligned to remuneration, both in terms of any increase in base salary for the next year, and any variable remuneration component.

In order to guide our leaders’ discussions with employees across the group on remuneration structures, there is a reward policy section, which is based on the principles of remuneration applied by the Remuneration Committee and remuneration policy approved by shareholders, in policy documents issued to the managing directors of our operating companies.

The SESR Committee has taken formal responsibility for workforce engagement. Its work in this area, which will evolve over time, is explained further in the Chairman’s Overview on pages 60 to 63. Remuneration Committee members are kept up-to-date on the workings of the SESR Committee and the feedback it receives from employees on all matters including remuneration.

Remuneration Paid to Chief Executive 2010 – 2019

Table 41 shows the total remuneration paid to the Chief Executive in the period 2010 to 2019 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in respect of each year. Albert Manifold succeeded Myles Lee as Chief Executive in January 2014.

Excluding the impact of vested share-based awards and the non-taxable benefit associated with participation in the Group’s Savings-related Share Option Scheme, the percentage change in the Chief Executive’s salary, benefits and bonus between 2018 and 2019 was as follows:

•   Salary +2.5%

•   Benefits -22%

•   Bonus +8%

The combined percentage change was 6%. There was a 5% increase in the total average employment costs in respect of employees in the Group as a whole between 2018 and 2019.

Chief Executive Pay Ratio

Table 42 sets out the ratio of Chief Executive’s total pay in 2019 in comparison to the 25th, 50th and 75th percentile remuneration received by the Group’s UK employees in 2019.

Total remuneration for the lower quartile, median and upper quartile employees were determined using the ‘single figure’ methodology. This methodology was chosen as it provides a like-for-like comparison between the Chief Executive and other employees.

For practical reasons (primarily relating to the number of employing entities and employees covered by this analysis), the ranking of employees to identify the three individuals representing 25th (P25), 50th (P50) and 75th (P75) percentile was conducted in November 2019. Given the timing, for the purpose of the ranking exercise, total remuneration was defined as the sum of base salary, employer pension contributions and other taxable benefits for the period 1 January to 31 October 2019, and 2018 incentive

Performance Share Plan Metrics – 2020 Awards	Table 39

(i), (ii), (iii) See Table 33 on page 91.

CRH ANNUAL REPORT AND FORM 20-F I 2019	97

values. All elements of remuneration were calculated on a full-time and full-year equivalent basis. In January 2020, total remuneration was recalculated for the three employees representing P25, P50 and P75 using the same single figure methodology used to report the Chief Executive’s remuneration.

The Committee has considered the pay data for the three individuals identified and believes that it fairly reflects pay at the relevant quartiles amongst the UK employee population. Each of the three individuals identified was a full-time employee during the year and none received an exceptional incentive award which would otherwise inflate their pay figures. No adjustments or assumptions were made by the Committee, with the total remuneration of these employees calculated in accordance with the methodology used to calculate the single figure of the Chief Executive.

With this being the first year of being expected to publish a Chief Executive’s pay ratio, there is no comparative data against which to compare the pay ratios detailed below. Going forward, the Committee will monitor both the absolute remuneration ratios and the trend over time, and seek to understand the underlying drivers of these. In light of the expectation that the total remuneration pay ratio will be volatile over time (driven in large part by the upweighting in the Chief Executive’s package of variable, performance-based remuneration), the Committee has also elected to calculate and disclose the pay ratio for base salary alone. In line with the Committee’s policy that executive Directors’ base salaries will normally increase in line with the typical level of increase awarded to other employees in the Group, it is anticipated that this ratio will be more stable – and representative of relative changes in fixed pay over time.

TSR Performance (2009-2019)	Table 40

Chief Executive’s Remuneration

Remuneration 2009 to 2019 inclusive										Table 41

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

Single figure Remuneration (€m) (i)	€2.6m	€2.9m	€2.5m	€4.2m	€4.3m	€5.4m	€9.9m	€8.7m	€8.2m	€9.3m

Annual Bonus (% of max)	21%	39%	28%	30%	100%	100%	98%	96%	81%	86%

Long-term incentive award vesting (% of max)	46%	17%	0%	PSP: 49% LTIP: 34%	PSP: 0% Options: 75%	PSP: 78% Options: 37%	100%	79%	59%	71%

(i) Single figure remuneration comprises the total fixed pay, annual bonus and the value of long-term incentives vesting in respect of each year.

Pay Ratio						Table 42

Financial Year	Calculation Method		P25 (lower quartile)	P50 (median)	P75 (upper quartile)	Chief Executive
2019	C	Total remuneration pay ratio	289:1	207:1	158:1
		Total remuneration (€)	32,200	44,900	58.900	9,311,400
		Base salary pay ratio	53:1	36:1	31:1
		Base salary (€)	28,500	42,400	49,900	1,522,500

98	CRH ANNUAL REPORT AND FORM 20-F I 2019

Annual Report on Remuneration - continued

Relative Importance of Spend on Pay

Table 43 sets out the amount paid by the Group in remuneration to employees compared to the amount returned to shareholders as part of the share repurchase programme and dividend distributions made to shareholders in 2018 and 2019. We have also shown the change in EBITDA (as defined)* performance year-on-year to provide an indication of the change in profit performance.

Advisers to the Remuneration Committee

During 2019, the Committee carried out a review of our external remuneration consultant arrangements and, following the completion of this process, Mercer Kepler were reappointed as the Committee’s independent remuneration consultants. The Committee has satisfied itself that the advice provided by Mercer Kepler is robust and independent and that the Mercer Kepler engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence.

Mercer Kepler are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. During 2019, Mercer Kepler provided the following remuneration services:

•	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

•	advice in relation to remuneration matters generally; and

•	attendance at Committee meetings, when required

In 2019, Mercer Kepler’s parent, the MMC Group, provided pensions advice and related services to the Company. In 2019, the total fees paid to Mercer Kepler were Stg£63,110.

2019 Annual General Meeting

The voting outcome in respect of the remuneration-related votes at the 2019 AGM is set out in table 47 on page 100.

On behalf of the Board

Heather Ann McSharry

Chair of Remuneration Committee

27 February 2020

Relative Importance of Spend on Pay	Table 43

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F I 2019	99

Shareholdings of Directors and Company Secretary	Table 44

	Beneficially Owned (i)
Name	31 December 2019	31 December 2018

Executive Directors

A. Manifold (ii)	1,297	21,310

S. Murphy (ii)	1,970	1,520

Non-executive Directors

R. Boucher	13,800	1,790

J. Karlström	2,000	(iii)

S. Kelly (v)	1,000	(iv)

P.J. Kennedy	2,000	2,000

H.A. McSharry	4,170	4,170

G.L. Platt	1,059	1,038

M.K. Rhinehart (v)	1,000	1,000

L.J. Riches	5,000	5,000

H.Th. Rottinghuis	1,000	1,000

S. Talbot	1,550	1,550

Company Secretary

N. Colgan	11,365	10,915
Total	47,211	51,293

(i)  Excludes awards of Deferred Shares, details of which are disclosed on pages 92 and 93. The Directors and Company Secretary do not have any special voting rights.

(ii)   The total interests of the executive Directors, using the methodology set out in the Shareholding Guideline section on page 94, are illustrated in table 45 below.

(iii)  Appointed with effect from 25 September 2019.

(iv)  Appointed with effect from 3 December 2019

(v)   Holdings in the form of American Depositary Receipts (ADRs).

Executive Director Shareholdings as a % of 2020 Base Salary (i)	Table 45

(i)	For the purposes of this table, the interests have been valued using the three-month average share price to 31 December 2019 (€33.38).

100	CRH ANNUAL REPORT AND FORM 20-F I 2019

Annual Report on Remuneration - continued

Details of Remuneration Charged against Profit in 2019

Directors’ Remuneration (i) (Audited)	Table 46

	2019	2018	2017
	€000	€000	€000
Executive Directors
Basic Salary	2,317	2,260	2,618
Performance-related Incentive Plan
- cash element	2,647	2,752	3,734
- deferred shares element	1,324	918	1,033
Retirement Benefits Expense	866	878	988
Benefits	70	80	78
Total executive Directors’ remuneration	7,224	6,888	8,451

Average number of executive Directors	2.00	2.00	2.67

Non-executive Directors
Fees	894	716	702
Other remuneration	1,124	961	967
Benefits	9	1	1
Total non-executive Directors’ remuneration	2,029	1,678	1,670

Average number of non-executive Directors	10.16	9.16	9.00

Payments to former Directors (ii)	9	14	9
Total Directors’ remuneration	9,262	8,580	10,130
(i) See analysis of 2019 remuneration by individual in tables 22 and 38 on pages 79 and 95 respectively. (ii) Consulting and other amounts paid to a number of former Directors.

Remuneration Related Votes 2019	Table 47

	Year of AGM	% in Favour	% Against	No. of Votes Withheld	Total No. of Votes Cast (incl. Votes Withheld)	% of Issued Share Capital Voted

Directors’ Remuneration Report (“Say on Pay”)	2019	84.52	15.48	6,358,488	496,833,132	61.43

Directors’ Remuneration Policy Report	2019	86.73	13.27	4,846,043	496,827,532	61.43

Part of CRH’s Americas Materials Division and in operation since January 2005, Texas Materials’ plant at Seward Junction, located in the Greater Austin metropolitan area, includes a rail terminal to facilitate delivery of aggregates from the company’s nearby quarry in Marble Falls. The rail terminal was expanded in 2016 to help meet strong demand in what is the fastest growing large city in the US.

102	CRH ANNUAL REPORT AND FORM 20-F I 2019

Directors’ Report

The Directors submit their report and the audited Consolidated Financial Statements for the year ended 31 December 2019.

Principal Activity, Results for the Year and Review of Business

CRH is a leading global diversified building materials business in the world, employing c. 80,300 people at 3,100 locations worldwide. We manufacture and supply a diverse range of superior building materials and products for use in the construction and maintenance of infrastructure, housing and commercial projects. Our materials and products are used extensively, in construction projects of all sizes, all across the world. The Group has over 1,000 subsidiary, joint venture and associate undertakings; the principal ones as at 31 December 2019 are listed on pages 260 to 264.

The Group’s strategy, business model and development activity are summarised on pages 8 to 29 and 32 to 52 and are deemed to be incorporated in this part of the Directors’ Report.

As set out in the Consolidated Income Statement on page 128, the Group reported a profit before tax for the year of €2.1 billion from continuing operations. Comprehensive reviews of the financial and operating performance of the Group during 2019 are set out in the Business Performance section on pages 32 to 52; key financial performance indicators are set out on pages 18 and 19.

The treasury policy and objectives of the Group are set out in detail in note 24 to the Consolidated Financial Statements.

During the year ended 31 December 2019, 27,357,116 million ordinary shares were repurchased on the London Stock Exchange and Euronext Dublin for a total of €0.8 billion, at an average price of €28.87 per share. On

7 January 2020, the Group announced its intention to repurchase ordinary shares on CRH’s behalf for a maximum consideration of €200 million (the “Buyback”). The Buyback commenced on 7 January 2020 and will end no later than 31 March 2020. Further details in relation to the buyback programme and the Company’s profits available for distribution are set on pages 105 and 221 respectively.

Dividend

CRH’s capital allocation policy reflects the Group’s strategy of generating industry leading returns through value-accretive allocation of capital while delivering long-term dividend growth for shareholders.

The Board continues to believe that a progressive dividend policy is appropriate for the Group and further to the 6% dividend increase in 2018, an interim dividend of 20.0c (2018: 19.6c) per share was paid in September 2019. The Board is recommending a final dividend of 63.0c per share. This would give a total dividend of 83.0c for the year (2018: 72.0c), an increase of 15% over last year. The earnings per share for the year were 240.7c, representing a cover of 2.9x the proposed dividend for the year while continuing operations earnings per share for the year were 202.2c, representing a cover of 2.4x the proposed dividend for 2019.

It is proposed to pay the final dividend on 28 April 2020 to shareholders registered at the close of business on 13 March 2020. In connection with the share buyback programme, CRH announced the suspension of the scrip dividend scheme on 2 May 2018. Therefore the final dividend will be paid wholly in cash.

While the Board continues to believe that a progressive dividend policy is appropriate for the Group, our target is to build dividend cover to 3.0x before one-off items over the medium-term and accordingly, any dividend increases in coming years will continue to lag increases in earnings per share.

2020 Outlook

The 2020 outlook set out in the Chief Executive’s Review on page 11 is deemed to be incorporated in this part of the Directors’ Report.

Non-Financial Reporting

The European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (the ‘Non-Financial Regulations’) require CRH to provide certain non-financial information to investors and other stakeholders necessary to provide them with an

Non-Financial Reporting	Table 48

Reporting Requirement	Relevant Policies (i)	Location of Information (ii)	Pages
Environmental and Climate Related Matters	Environmental Policy	Sustainability and Risk Governance	20 to 29
Social & Employee Matters	Health & Safety Policy, Social Policy	Sustainability	20 to 25
Human Rights	Social Policy, Code of Business Conduct	Sustainability	20 to 25
Anti-bribery & Corruption	Code of Business Conduct	Sustainability	20 to 25
Business Model	–	Business Model	16 to 17
Non-financial KPIs	–	Managing Performance	18 to 19
Principal Risks	–	Risk Governance	26 to 29

(i)	Policies are available on CRH’s website, www.crh.com.
(ii)	The referenced sections are deemed to be incorporated within this Directors’ Report.

CRH ANNUAL REPORT AND FORM 20-F I 2019	103

Regulatory Information[1]	Table 49

Companies Act 2014

For the purpose of Section 1373, the Corporate Governance Report on pages 60 to 73, together with the Governance Appendix located on the CRH website (www.crh.com), which contains the information required by Section 1373(2) of the Companies Act 2014 and the risk management disclosures on pages 26 to 29 and 108 to 113, are deemed to be incorporated in the Directors’ Report and form part of the corporate governance statement required by Section 1373 of the Companies Act. Details of the Company’s employee share schemes and capital structure can be found in notes 9 and 31 to the Consolidated Financial Statements on pages 156 to 158 and 198 to 200 respectively.

2006 Takeover Regulations

For the purpose of Regulation 21 of Statutory Instrument 255/2006 European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006, the rules relating to the appointment and replacement of Directors are summarised in the Governance Appendix. The Chief Executive and the Finance Director have entered into service contracts, the principal terms of which are summarised in the 2019 Directors’ Remuneration Policy which is available on the CRH website (www.crh.com) and are deemed to be incorporated in this part of the Directors’ Report. The Company’s Memorandum and Articles of Association, which are available on the CRH website, are also deemed to be incorporated in this part of the Directors’ Report. The Group has certain banking facilities and bond issues outstanding which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company’s Share Option Schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

2007 Transparency Regulations

For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the following sections of this Annual Report and Form 20-F are deemed to be incorporated into this part of the Directors’ Report[2]: the Chairman’s Introduction on pages 4 and 5, the Strategy Review section on pages 8 to 29, the Principal Risks and Uncertainties section on pages 108 to 113, the Business Performance section on pages 32 to 52, the information on inclusion and diversity on pages 70 to 72, the details of earnings per Ordinary Share in note 14 to the Consolidated Financial Statements, the details of derivative financial instruments in note 27, the details of the reissue of Treasury Shares in note 31 and the details of employees in note 7.

Disclaimer/ Forward- Looking Statements

In order to utilise the “Safe Harbor” provisions of the US Private Securities Litigation Reform Act of 1995, CRH plc (the ‘Company’), and its subsidiaries (collectively, ‘CRH’ or the ‘Group’) is providing the following cautionary statement.

This document contains certain statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH including but not limited to the statements under: “Overview – Chairman’s Introduction”; “Strategy Review – Chief Executive’s Review – Outlook”; “Strategy Review” regarding the Group’s strategy for future growth and delivery; “Strategy Review – Measuring Performance” with regard to our focus for 2020; “Strategy Review – Sustainability” with regard to our strategies for our sustainability priorities;“Business Performance – Finance Director’s Review” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2020; “Business Performance” with respect to our expectations regarding economic activity and fiscal developments in our operating regions; and our expectations for the residential, non-residential and infrastructure markets; the statements relating to our strategies for individual segments and business lines in the section entitled “Segmental Reviews”; “Governance – Directors’ Remuneration Report” with regard to growth forecasts for the coming years; and “Governance – Principal Risks and Uncertainties” with respect to the potential impact and evolving nature of risk as well as the direction risk may be trending.

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

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: economic and financial conditions generally in various countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; and the specific factors identified in the discussions accompanying such forward-looking statements and in the Principal Risks and Uncertainties included on pages 108 to 113 of the Directors’ Report and in the Risk Factors included on pages 233 to 241 of this Annual Report and Form 20-F. You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this Directors’ Report. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this Annual Report and Form 20-F do not constitute reports or statements published in compliance with any of Regulations 4 to 8 and 26 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Location of Information required pursuant to Listing Rule 9.8.4C	Table 50

Listing Rule	Information to be included (i):

LR 9.8.4 (12) and (13)

Waivers of Dividends Disclosure: The Trustees of the Employee Benefit Trust have elected to waive dividends in respect of certain holdings of CRH shares. See page 200 to the Consolidated Financial Statements.

(i)	No information is required to be disclosed in respect of Listing Rules 9.8.4 (1), (2), (4), (5), (6), (7), (8), (9), (10), (11) and (14).

1.	This table contains information which is required to be provided for regulatory purposes.
2.	For the purposes of the Company’s Annual Report on Form 20-F as filed with the SEC, the Sustainability Report, and any reference thereto, is explicitly excluded from this Directors’ Report.

104	CRH ANNUAL REPORT AND FORM 20-F I 2019

Directors’ Report - continued

understanding of the Company’s development, performance, position and impact of its activity. Table 48 on page 102 provides more details on the information required to be provided by the Non-Financial Regulations and where this information has been provided in this Annual Report and Form 20-F.

Going Concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the financial statements for 2019 is a period of at least twelve months from the date of approval of these financial statements (the ‘period of assessment’).

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategy Review and in this report on pages 8 to 29 and pages 108 to 113. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Business Performance Review on pages 32 to 52. In addition, notes 23 to 27 to the Consolidated Financial Statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well-placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

Directors’ Remuneration Report

Resolution 3 to be proposed at the 2020 AGM deals with the 2019 Directors’ Remuneration Report (excluding the Remuneration Policy Section), as set out on pages 74 to 100, which the Board has again decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice.

Changes to the Board of Directors

•	Mr. D.A. McGovern, Jr. retired from the Board with effect from 25 April 2019;

•	Mr. W.J. Teuber resigned from the Board with effect from 25 June 2019;
•	Mr. J. Karlström was appointed to the Board with effect from 25 September 2019;

•	Mr. S. Kelly was appointed to the Board with effect from 3 December 2019; and

•	Mr. N. Hartery retired from the Board with effect from 31 December 2019

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

As outlined in the Audit Committee Report on pages 64 and 67, following a comprehensive and competitive tender process in 2018, the Board has selected Deloitte to replace Ernst & Young as the Company’s auditor with effect from the 2020 financial year. An ordinary resolution confirming the appointing of Deloitte will be proposed at the 2020 AGM (Resolution 6).

Authority to Allot Shares

The Directors require the authority of the shareholders to allot any unissued Ordinary Share capital of the Company. Accordingly, an ordinary resolution will be proposed at the 2020 AGM (Resolution 7) to renew the annual authority for that purpose. The authority will be for an amount which represents just under 50% of the issued Ordinary Share capital as at 27 February 2020. Any allotment exceeding 33% of the issued Ordinary Share capital will only be made pursuant to a pre-emptive issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

1.

For more information in relation to the Group’s risk management and internal control systems, please see the Risk Management and Internal Control section in the Supplementary 20-F Disclosures section on page 242.

CRH ANNUAL REPORT AND FORM 20-F I 2019	105

The Directors have no present intention of making any issue of shares, other than in connection with the Group’s share incentive plans and, if applicable, scrip dividend scheme. If approved, this authority will expire on the earlier of the date of the AGM in 2021 or 22 July 2021.

Disapplication of Pre-emption Rights

Resolutions 8 and 9 are special resolutions which, if approved by shareholders, will renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.

Resolution 8 will, if approved, authorise the Directors to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum nominal value of €13,593,000. This amount represents approximately 5% of the issued Ordinary Share capital as at 27 February 2020, being the latest practicable date prior to publication of this document. Resolution 8 will also allow the Directors to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions where the Company might otherwise wish to undertake a pre-emptive issue.

Resolution 9 will, if approved, afford the Directors with an additional power to allot Ordinary Shares on a non-pre-emptive basis and for cash up to a further 5% of the issued share capital as at 27 February 2020. The power conferred by Resolution 9 can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue.

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

Transactions in Own Shares

Under the share buyback programme, a total of 27,357,116 Ordinary/Income Shares, equivalent to 3.42% of the Company’s issued share capital were repurchased during 2019, at an average price of €28.87 per share. 43,750,000 Ordinary/Income Shares, equivalent to 5.18% of the Company’s issued share capital were cancelled on 16 December 2019. As at 27 February 2020, 14,784,464 shares were held as Treasury Shares, equivalent to 1.88% of the Ordinary Shares in issue (excluding Treasury Shares) (2019: 32,063,844 shares).

During 2019, 1,147,149 (2018: 403,933) Treasury Shares were reissued under the Group’s employees’ share schemes.

A special resolution will be proposed at the 2020 AGM (Resolution 10) to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company’s Ordinary/Income Shares in issue at the date of the AGM.

If approved, the minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the higher of the last independent trade in the Company’s shares (or current independent bid, if higher) and the average market price of such shares over the preceding five days. A special resolution (Resolution 11) will also be proposed for the purpose of renewing the authority to set the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be reissued off-market by the Company. If granted, both of these authorities will expire on the earlier of the date of the AGM in 2021 or 22 July 2021. As at 27 February 2020, options to subscribe for a total of 1,769,860 Ordinary/Income Shares are outstanding, representing 0.23% of the issued Ordinary/Income Share capital (excluding Treasury Shares). If the authority to purchase Ordinary/lncome Shares was used in full, the options would represent 0.25% of the remaining shares in issue.

The ongoing share buyback programme is scheduled to expire on 31 March 2020. While no decision has been made to extend the programme, the Board believes that the Company should retain the ability to buyback its own shares so that it can be used in the best interests of shareholders generally.

Authority to Offer Scrip Dividends

The scrip dividend scheme was suspended during 2018 in connection with the buyback programme. The buyback programme was expected to be for a period of up to 12 months when the suspension of the scrip dividend programme was announced. No decision has yet been taken on whether the scrip dividend scheme will be re-introduced. However, to provide flexibility should a decision be made to re-introduce the scheme, an ordinary resolution is being proposed to renew the Directors’ authority to make scrip dividend offers. Unless renewed at the AGM in 2021, this authority shall expire at the close of business on 22 July 2021.

Annual General Meeting

The Notice of Meeting for the 2020 AGM is available on the CRH website (www.crh.com) and is expected to be posted to shareholders on 25 March 2020.

106	CRH ANNUAL REPORT AND FORM 20-F I 2019

Directors’ Report - continued

On behalf of the Board,

R. Boucher, A. Manifold

Directors

27 February 2020

In July 2019, OPTERRA, part of CRH’s Europe Materials Division and one of the leading cement producers in Germany, officially inaugurated a new exhaust gas purification system at its Karsdorf cement plant near Leipzig. The new filter technology, which includes a state-of-the-art AUTONOX® Low Dust System installed on the existing kilns, enables the factory to comply with new limits for dust, ammonia and nitrogen oxide emissions.

108	CRH ANNUAL REPORT AND FORM 20-F I 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F I 2019	109

[THIS PAGE INTENTIONALLY LEFT BLANK]

110	CRH ANNUAL REPORT AND FORM 20-F I 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F I 2019	111

[THIS PAGE INTENTIONALLY LEFT BLANK]

112	CRH ANNUAL REPORT AND FORM 20-F I 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F I 2019	113

[THIS PAGE INTENTIONALLY LEFT BLANK]

Oldcastle Infrastructure, part of CRH’s Building Products Division, is supplying 2.1 miles of pre-fabricated concrete box culverts to a storm water drainage project in downtown Tampa, Florida. The project will reduce flooding and provide enhanced safety for pedestrians and vehicles. Construction is expected to be completed in 2021.

Financials

116	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	117

[THIS PAGE INTENTIONALLY LEFT BLANK]

118	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	119

[THIS PAGE INTENTIONALLY LEFT BLANK]

120	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	121

[THIS PAGE INTENTIONALLY LEFT BLANK]

122	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	123

[THIS PAGE INTENTIONALLY LEFT BLANK]

124	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	125

Independent Auditor’s US Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CRH public limited company (CRH plc):

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of CRH plc (‘the Company’) as of 31 December 2019 and 2018, the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at 31 December 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) and our report dated 27 February 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in the Accounting Policies to the financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 Leases.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the carrying value of goodwill

Description of the Matter	At 31 December 2019, the Company’s carrying value of goodwill was €8.1 billion. As discussed in note 16 of the financial statements, goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment exists. The Company’s Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs). The recoverable amount of the CGUs is determined based on a value-in-use computation.

Auditing management’s annual goodwill impairment test is complex and judgemental due to the significant estimation required in determining the fair value of each CGU especially where an indicator of impairment exists. In particular, judgemental aspects include assumptions of future profitability, revenue growth, margins and forecast cash flows, and the selection of appropriate discount rates.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over the Company’s review of significant assumptions, including future profitability, revenue growth, margins and forecast cash flows, and the selection of appropriate discount rates, among others.

To test the estimated fair value of the Company’s CGUs where indicators of impairment existed, we performed audit procedures that included, among others, assessing fair values methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to external economic forecasts and construction activity measures, the Company’s historical results, and evaluated whether changes in the Company’s business would affect the significant assumptions. We assessed the historical accuracy of management’s

126	CRH ANNUAL REPORT AND FORM 20-F | 2019

Independent Auditor’s US Reports - continued

estimates and performed sensitivity analysis of significant assumptions to evaluate the change in the fair value of the CGUs resulting from changes in these assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and comparison of key inputs to external market data (principally risk-free rates, country risk premium and inflation rates) used by management in calculating discount rates.

We also evaluated management’s disclosures in respect of impairment testing.

Assessment of the carrying value of property, plant and equipment and financial assets

Description of the Matter	At 31 December 2019, the Company’s carrying value of property, plant and equipment (PP&E) and financial assets was €17.4 billion and €0.7 billion respectively. As discussed in notes 15 and 17 of the financial statements, the carrying values of PP&E and financial assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the CGU to which the asset belongs.

Auditing management’s impairment test is complex and judgemental due to the significant estimation required in determining the fair value of the CGUs. In particular,judgemental aspects include assumptions of future profitability, revenue growth, margins and forecast cash flows, and the selection of appropriate discount rates.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment review process. For example, we tested controls over the Company’s review of significant assumptions, including future profitability, revenue growth, margins and forecast cash flows, and the selection of appropriate discount rates, among others.

To test the estimated fair value of the Company CGUs where indicators of impairment existed, we performed audit procedures that included, among others, evaluation of the internal and external indicators of impairment used within the Company’s assessment, assessing fair values methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to external economic forecasts and construction activity measures, the Company’s historical results, and evaluated whether changes in the Company’s business would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analysis of significant assumptions to evaluate the change in the fair value of the reporting units resulting from changes in these assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and comparison of key inputs to external market data (principally risk-free rates, country risk premium and inflation rates) used by management in calculating discount rates.

Revenue recognition for construction contracts

Description of the Matter	At 31 December 2019, the Company’s revenue for construction contracts was €5.9 billion. As discussed in note 1 of the financial statements, revenue yet to be recognised from fixed-price long-term construction contracts, primarily within the Europe Materials and Americas Materials businesses, amounted to €1.9 billion at 31 December 2019. The majority of the Company’s construction contracts have a maturity within one year.

Auditing management’s revenue recognition for construction contracts is complex and judgemental as such recognition is materially affected by changes in assumptions regarding the determination of the stage of completion, the timing of revenue recognition and the calculation under the percentage-of-completion method. In particular, judgemental aspects include assumptions of the estimated materials, hours, and other costs required to fulfil contractual performance obligations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s revenue recognition for construction contracts process. For example, we tested controls over the Company’s process for evaluating the estimated contract value, estimated and actual costs upon completion, including the estimation of units of measurement, and the amount of profit or loss to be recognised in accordance with IFRS 15.

To test the revenue recognised by the Company, we performed audit procedures that included, among others, testing a sample of contracts and evaluating the original executed contract including any change orders. For these contracts, we tested key components of the cost to complete estimates and actual costs to date, including vouching materials, hours, and subcontractor costs to source documentation, and conducted interviews with and inspected questionnaires prepared by project personnel. We recalculated revenues recognised and assessed compliance with IFRS 15. In addition, our audit procedures included performing a retrospective review of estimated profit and costs to complete and enquiring of key personnel regarding adjustments for job costing and potential contract losses.

ERNST & YOUNG

We have served as the Company’s auditor since 1988.

Dublin, Ireland

27 February 2020

CRH ANNUAL REPORT AND FORM 20-F | 2019	127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CRH public limited company (CRH plc):

Opinion on Internal Control over Financial Reporting

We have audited CRH plc’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (the ‘COSO criteria’). In our opinion, CRH plc (‘the Company’) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of business combinations during the year ended 31 December 2019, which are included in the 2019 Consolidated Financial Statements of the Company and constituted 1.5% and 2.3% of total and net assets, respectively, as of 31 December 2019 and 0.8% and 0.1% of revenue and group profit, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of business combinations completed during the year ended 31 December 2019.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheets of CRH plc as of 31 December 2019 and 2018, the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “financial statements”) of the Company and our report dated 27 February 2020 expressed an unqualified opinion thereon.

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

ERNST & YOUNG

Dublin, Ireland

27 February 2020

128	CRH ANNUAL REPORT AND FORM 20-F | 2019

Consolidated Income Statement

for the financial year ended 31 December 2019

		2019 €m	Restated (i) 2018 €m	Restated (i) 2017 €m
Notes

1,2	Revenue	25,129	23,241	21,653

4	Cost of sales	(16,846)	(15,572)	(14,275)
	Gross profit	8,283	7,669	7,378

4	Operating costs	(5,789)	(5,598)	(5,451)
2,5,7,8	Group operating profit	2,494	2,071	1,927

2,6	(Loss)/profit on disposals	(1)	(27)	54
	Profit before finance costs	2,493	2,044	1,981

10	Finance costs	(346)	(339)	(301)

10	Finance income	20	34	12

10	Other financial expense	(112)	(46)	(59)

11	Share of equity accounted investments’ profit	60	48	52
2	Profit before tax from continuing operations	2,115	1,741	1,685

12	Income tax expense	(477)	(396)	(12)
	Group profit for the financial year from continuing operations	1,638	1,345	1,673

3	Profit after tax for the financial year from discontinued operations	310	1,176	246
	Group profit for the financial year	1,948	2,521	1,919

	Profit attributable to:

	Equity holders of the Company

	From continuing operations	1,620	1,342	1,650

	From discontinued operations	309	1,175	245

	Non-controlling interests

	From continuing operations	18	3	23

	From discontinued operations	1	1	1
	Group profit for the financial year	1,948	2,521	1,919

14	Basic earnings per Ordinary Share	240.7c	302.4c	226.8c

14	Diluted earnings per Ordinary Share	238.8c	300.9c	225.4c

14	Basic earnings per Ordinary Share from continuing operations	202.2c	161.2c	197.4c

14	Diluted earnings per Ordinary Share from continuing operations	200.6c	160.4c	196.2c

(i)	Restated to show the results of our former Europe Distribution segment in discontinued operations. See note 3 for further details.

CRH ANNUAL REPORT AND FORM 20-F | 2019	129

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2019

		2019 €m	2018 €m	2017 €m
Notes

	Group profit for the financial year	1,948	2,521	1,919

	Other comprehensive income

	Items that may be reclassified to profit or loss in subsequent years:

	Currency translation effects	343	276	(1,076)

27	Gains/(losses) relating to cash flow hedges	24	(40)	8

12	Tax relating to cash flow hedges	(3)	5	-
		364	241	(1,068)

	Items that will not be reclassified to profit or loss in subsequent years:

30	Remeasurement of retirement benefit obligations	(17)	10	114

12	Tax relating to retirement benefit obligations	(3)	(1)	(33)
		(20)	9	81

	Total other comprehensive income for the financial year	344	250	(987)

	Total comprehensive income for the financial year	2,292	2,771	932

	Attributable to:

	Equity holders of the Company	2,249	2,768	969

	Non-controlling interests	43	3	(37)
	Total comprehensive income for the financial year	2,292	2,771	932

130	CRH ANNUAL REPORT AND FORM 20-F | 2019

Consolidated Balance Sheet

as at 31 December 2019

		2019 €m	2018 €m
Notes
	ASSETS

	Non-current assets

15	Property, plant and equipment	17,424	15,761

16	Intangible assets	8,434	8,433

17	Investments accounted for using the equity method	690	1,163

17	Other financial assets	12	23

19	Other receivables	317	181

27	Derivative financial instruments	76	30

29	Deferred income tax assets	67	71

	Total non-current assets	27,020	25,662

	Current assets

18	Inventories	2,742	3,061

19	Trade and other receivables	3,767	4,074

	Current income tax recoverable	20	15

27	Derivative financial instruments	6	15

25	Cash and cash equivalents	3,755	2,346

	Total current assets	10,290	9,511

	Total assets	37,310	35,173

	EQUITY

	Capital and reserves attributable to the Company’s equity holders

31	Equity share capital	272	287

31	Preference share capital	1	1

31	Share premium account	6,534	6,534

31	Treasury Shares and own shares	(325)	(792)

	Other reserves	326	296

	Foreign currency translation reserve	210	(109)

	Retained income	9,922	9,812

	Capital and reserves attributable to the Company’s equity holders	16,940	16,029

33	Non-controlling interests	540	525

	Total equity	17,480	16,554

	LIABILITIES

	Non-current liabilities

22	Lease liabilities	1,240	-

26	Interest-bearing loans and borrowings	8,199	8,698

27	Derivative financial instruments	1	18

29	Deferred income tax liabilities	2,338	2,209

20	Other payables	485	472

30	Retirement benefit obligations	427	424

28	Provisions for liabilities	760	719

	Total non-current liabilities	13,450	12,540

	Current liabilities

22	Lease liabilities	271	-

20	Trade and other payables	4,376	4,609

	Current income tax liabilities	503	443

26	Interest-bearing loans and borrowings	815	618

27	Derivative financial instruments	16	41

28	Provisions for liabilities	399	368

	Total current liabilities	6,380	6,079

	Total liabilities	19,830	18,619

	Total equity and liabilities	37,310	35,173

	R. Boucher, A. Manifold, Directors

CRH ANNUAL REPORT AND FORM 20-F | 2019	131

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2019

		Attributable to the equity holders of the Company
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve € m	Retained income €m	Non- controlling interests €m	Total equity €m
Notes

	At 1 January 2019	288	6,534	(792)	296	(109)	9,812	525	16,554
	Group profit for the financial year	-	-	-	-	-	1,929	19	1,948
	Other comprehensive income	-	-	-	-	319	1	24	344
	Total comprehensive income	-	-	-	-	319	1,930	43	2,292

9	Share-based payment expense	-	-	-	77	-	-	-	77
31	Shares acquired by CRH plc (Treasury Shares)	-	-	(791)	-	-	-	-	(791)
31	Treasury Shares/own shares reissued	-	-	35	-	-	(35)	-	-
31	Shares acquired by Employee Benefit Trust (own shares)	-	-	(61)	-	-	-	-	(61)
31	Shares distributed under the Performance Share Plan Awards	-	-	62	(62)	-	-	-	-
31	Cancellation of Treasury Shares	(15)	-	1,222	15	-	(1,222)	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	9	-	9
	Share option exercises	-	-	-	-	-	20	-	20
13	Dividends	-	-	-	-	-	(584)	(10)	(594)
3	Disposal of non-controlling interests	-	-	-	-	-	-	(8)	(8)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
	Transactions involving non-controlling interests	-	-	-	-	-	(8)	(11)	(19)
	At 31 December 2019	273	6,534	(325)	326	210	9,922	540	17,480

	for the financial year ended 31 December 2018
	At 1 January 2018	287	6,417	(15)	285	(386)	7,903	486	14,977
	Group profit for the financial year	-	-	-	-	-	2,517	4	2,521
	Other comprehensive income	-	-	-	-	277	(26)	(1)	250
	Total comprehensive income	-	-	-	-	277	2,491	3	2,771

31	Issue of share capital (net of expenses)	-	62	-	-	-	-	-	62
9	Share-based payment expense	-	-	-	67	-	-	-	67
31	Shares acquired by CRH plc (Treasury Shares)	-	-	(789)	-	-	-	-	(789)
31	Treasury Shares/own shares reissued	-	-	15	-	-	(15)	-	-
31	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
31	Shares distributed under the Performance Share Plan Awards	1	55	-	(56)	-	-	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
	Share option exercises	-	-	-	-	-	7	-	7
13	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(572)	(12)	(584)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	48	48
	At 31 December 2018	288	6,534	(792)	296	(109)	9,812	525	16,554

	for the financial year ended 31 December 2017
	At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
	Group profit for the financial year	-	-	-	-	-	1,895	24	1,919
	Other comprehensive income	-	-	-	-	(1,015)	89	(61)	(987)
	Total comprehensive income	-	-	-	-	(1,015)	1,984	(37)	932

	Issue of share capital (net of expenses)	1	118	-	-	-	-	-	119
	Share-based payment expense	-	-	-	62	-	-	-	62
	Treasury Shares/own shares reissued	-	-	2	-	-	(2)	-	-
	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
	Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
13	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(546)	(8)	(554)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	20	20
	Transactions involving non-controlling interests	-	-	-	-	-	-	(37)	(37)
	At 31 December 2017	287	6,417	(15)	285	(386)	7,903	486	14,977

132	CRH ANNUAL REPORT AND FORM 20-F | 2019

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2019

		2019 €m	2018 €m	2017 €m
Notes
	Cash flows from operating activities
	Profit before tax from continuing operations	2,115	1,741	1,685
3	Profit before tax from discontinued operations	333	1,679	328
	Profit before tax	2,448	3,420	2,013
10	Finance costs (net)	445	351	349
11	Share of equity accounted investments’ profit	(72)	(60)	(65)
6	Profit on disposals	(226)	(1,539)	(59)
	Group operating profit	2,595	2,172	2,238
15,22	Depreciation charge	1,538	1,071	1,006
16	Amortisation of intangible assets	59	61	66
15,16	Impairment charge	8	56	-
9	Share-based payment expense	77	67	65
	Other (primarily pension payments)	(3)	(67)	(186)
21	Net movement on working capital and provisions	(64)	(463)	(209)
	Cash generated from operations	4,210	2,897	2,980
	Interest paid (including leases) (i)	(419)	(335)	(317)
	Corporation tax paid	(325)	(663)	(474)
	Net cash inflow from operating activities	3,466	1,899	2,189

	Cash flows from investing activities
6	Proceeds from disposals (net of cash disposed and deferred proceeds)	2,096	3,009	222
	Interest received	20	34	11
17	Dividends received from equity accounted investments	35	48	31
15	Purchase of property, plant and equipment	(1,229)	(1,121)	(1,044)
32	Acquisition of subsidiaries (net of cash acquired)	(650)	(3,505)	(1,841)
17	Other investments and advances	(29)	(2)	(11)
21	Deferred and contingent acquisition consideration paid	(48)	(55)	(53)
	Net cash inflow/(outflow) from investing activities	195	(1,592)	(2,685)

	Cash flows from financing activities
31	Proceeds from issue of shares (net)	-	11	42
	Proceeds from exercise of share options	20	7	-
	Transactions involving non-controlling interests	(19)	-	(37)
23	Increase in interest-bearing loans and borrowings	91	1,434	1,010
23	Net cash flow arising from derivative financial instruments	(36)	6	169
10	Premium paid on early debt redemption	-	-	(18)
23	Repayment of interest-bearing loans, borrowings and finance leases (ii)	(572)	(246)	(343)
22	Repayment of lease liabilities (iii)	(317)	-	-
31	Treasury Shares/own shares purchased	(852)	(792)	(3)
13	Dividends paid to equity holders of the Company	(584)	(521)	(469)
13	Dividends paid to non-controlling interests	(10)	(12)	(8)
	Net cash (outflow)/inflow from financing activities	(2,279)	(113)	343

	Increase/(decrease) in cash and cash equivalents	1,382	194	(153)

	Reconciliation of opening to closing cash and cash equivalents
	Cash and cash equivalents at 1 January	2,346	2,135	2,449
	Translation adjustment	27	17	(161)
	Increase/(decrease) in cash and cash equivalents	1,382	194	(153)
25	Cash and cash equivalents at 31 December	3,755	2,346	2,135

(i)	Leases include finance leases previously capitalised under IAS 17 Leases in 2018 and 2017 and all capitalised leases included as lease liabilities under IFRS 16 Leases in 2019.

(ii)	Finance leases as previously capitalised under IAS 17 in 2018 and 2017.

(iii)	Repayment of lease liabilities capitalised under IFRS 16 in 2019 amounted to €386 million, of which €69 million related to interest paid which is presented in cash flows from operating activities.

CRH ANNUAL REPORT AND FORM 20-F | 2019	133

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

The accounting policies set out below have been applied consistently by all of the Group’s subsidiaries, joint ventures and associates to all periods presented in the Consolidated Financial Statements.

In accordance with Section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2019:

•	IFRS 16 Leases

•	IFRIC 23 Uncertainty over Income Tax Treatments

•	Amendments to IFRS 9 Financial Instruments

•	Amendments to IAS 19 Employee Benefits

•	Amendments to IAS 28 Investments in Associates and Joint Ventures

•	Annual Improvements 2015 – 2017 Cycle

The new standards, interpretations and standard amendments did not result in a material impact on the Group’s results, with the exception of IFRS 16 which is detailed below.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases. CRH adopted IFRS 16 by applying the modified retrospective approach on the transition date of 1 January 2019. The Group applied the recognition exemption for both short-term leases and leases of low-value assets. The Group did not avail of the practical expedient not to separate non-lease components from lease components or the practical expedient allowing leases previously classified as operating leases and ending within 12 months of the date of transition, to be accounted for as short-term leases. The right-of-use asset has been calculated as the lease liability at 1 January 2019 adjusted for any prepayments, accruals and onerous lease provisions with no adjustment to opening retained earnings. The Group relied on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review.

The adoption of IFRS 16 had a material impact on the Group’s Consolidated Financial Statements and certain key financial metrics, which is quantified and further explained in the table overleaf.

134	CRH ANNUAL REPORT AND FORM 20-F | 2019

Accounting Policies - continued

Primary statement line item / financial metric

As at 1 January 2019 €m
Consolidated Balance Sheet
Property, plant and equipment (i) (ii)	+1,939
Lease liabilities; net debt (i) (ii)	+1,954

For the year ended 31 December 2019 €m
Consolidated Income Statement
Depreciation (i)	+334
Finance costs	+69
EPS (i) (iii)	-3c

Consolidated Statement of Cash Flows
Net cash flow from operating activities	+317
Net cash flow from financing activities	-317

(i)

The operating profit and depreciation impact of IFRS 16 on discontinued operations included above are +€4 million and +€63 million respectively for the year ended 31 December 2019. The right-of-use asset and discounted lease liability related to discontinued operations are €398 million as at 1 January 2019.

(ii)

The impact of the adoption of IFRS 16 on property, plant and equipment and net debt is net of existing finance leases (€23 million at 31 December 2018) which have been recorded as part of the right-of-use assets and lease liabilities at their previous carrying amounts on 1 January 2019.

(iii)

The impact of the adoption of IFRS 16 on operating profit for the year ended 31 December 2019 is €0.05 billion and has been calculated based only on the portfolio of leases which existed at 1 January 2019.

Income Statement

Cost of sales and operating costs (excluding depreciation) have decreased, as the Group previously recognised operating lease expenses in either cost of sales or operating costs (depending on the nature of the relevant operations and of the lease). The Group’s operating lease expense for the year ended 31 December 2018 from continuing operations was €533 million (2017: €513 million). Payments for leases which meet the recognition exemption criteria and certain other lease payments which do not meet the criteria for capitalisation (excluding depreciation) have been recorded as an expense within cost of sales and operating costs. Due to business seasonality, certain assets are leased on a short-term basis (i.e. 12 months or less) to deal with peak demand. Accordingly, a portion of costs previously classified as operating lease expenses have not been capitalised on the Group’s Consolidated Balance Sheet and continue to be expensed in the Group’s Consolidated Income Statement (see note 22).

Depreciation and finance costs have increased due to the capitalisation of a right-of-use asset under IFRS 16 which is depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet

The Group has identified the minimum lease payments outstanding (including payments for renewal options which are reasonably certain to be exercised) and has applied the appropriate discount rate to calculate the present value of the lease liability and right-of-use asset recognised on the Consolidated Balance Sheet. The discount rates applied were arrived at using a methodology to calculate the incremental borrowing rates across the Group. The weighted average incremental borrowing rate applied to lease liabilities on the balance sheet was 3.95% at 1 January 2019.

A reconciliation of the operating lease commitment previously reported under IAS 17 to the discounted lease liability as at 1 January 2019 under IFRS 16 is as follows:

As at 1 January 2019 €m
Operating lease commitment under IAS 17	1,911
Lease extensions beyond break date	632
Leases that are cancellable at any time	35
Existing IAS 17 finance leases (i)	23
Other lease payments not included in discounted lease liability under IFRS 16 (ii)	(108)
Undiscounted lease liability under IFRS 16	2,493
Less impact of discounting	(516)
Discounted lease liability under IFRS 16	1,977

(i)	Existing IAS 17 finance leases are presented at discounted amounts as the impact of discounting on these leases is not considered material.

(ii)

Other lease payments not included in the discounted lease liability under IFRS 16 include payments related to short-term and low-value leases which were included in the operating lease commitment under IAS 17 but are exempt from capitalisation under IFRS 16.

CRH ANNUAL REPORT AND FORM 20-F | 2019	135

IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17. It is expected to be effective for reporting periods beginning on or after 1 January 2022, with presentation of comparative figures required. The Group is currently evaluating the impact of this standard on future periods.

IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to IFRS 3, regarding the definition of a business. The amendments clarify that the process required to meet the definition of a business (together with inputs to create outputs) must be substantive; and, that the inputs and process must together significantly contribute to creating outputs. The definition of outputs has been narrowed to focus on goods and services provided to customers and other income from ordinary activities. In addition, the amendments indicate that an acquisition of primarily a single asset or group of similar assets is unlikely to meet the definition of a business. The amendments will be applied prospectively for business combinations and asset acquisitions occurring on or after 1 January 2020. The Group is finalising its review of the impact of this amendment, but does not expect the clarification to have a material impact on the value of acquisitions or additions to property, plant and equipment.

Disclosure Initiative – Definition of Material (Amendments to IAS 1 and IAS 8)

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors), which will be applied prospectively from 1 January 2020. The amendments clarify and align the definition of “material” to the definition used in the Conceptual Framework and other IFRS standards. Information is now considered material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. This amendment is not expected to have an impact on the Group.

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting.

The amendments provide mandatory temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR). To the extent that a hedging instrument is altered so that its cash flows are based on an RFR, but the hedged item is still based on IBOR (or vice versa), there is no relief from measuring and recording any ineffectiveness that arises due to differences in their changes in fair value. The amendments are effective from 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. The Group is currently evaluating the impact of this amendment, but does not expect the amendment to have a material impact.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2019 financial year-end that would have a material impact on the results or financial position of the Group.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances or experiences on which the estimate was based or as a result of new information.

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

136	CRH ANNUAL REPORT AND FORM 20-F | 2019

Accounting Policies - continued

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

Retirement benefit obligations – Note 30

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

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and, in the case of published quoted securities; it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

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

Assumptions

The assumptions underlying the actuarial valuations (including discount rates, rates of increase in future compensation levels, mortality rates and healthcare cost trends), from which the amounts recognised in the Consolidated Financial Statements are determined, are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for future compensation levels, future labour market conditions and (iii) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are contained in note 30 to the Consolidated Financial Statements.

Whilst management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits. A sensitivity analysis of the change in these assumptions is provided in note 30.

Provisions for liabilities – Note 28

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to the passage of time is recognised as an interest expense. Contingent liabilities arising on business combinations are recognised as provisions if the contingent liability can be reliably measured at its acquisition date fair value. Provisions are not recognised for future operating losses. Management is not aware of any potential changes to key assumptions that have a significant risk of causing a material adjustment to the carrying value of provisions within the next financial year; however due to the nature of some of our provisions, estimates may depend on the outcome of future events and need to be revised as circumstances change in future accounting periods. Refer to note 28 for the expected timing of outflows by provisions category.

CRH ANNUAL REPORT AND FORM 20-F | 2019	137

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

Taxation – current and deferred – Notes 12 and 29

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

The Group’s income tax charge is based on reported profit and enacted statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods to conclude, the resolution of which is often not within the control of the Group. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, there is no certainty that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Whilst it is possible, the Group does not currently anticipate that any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made nor does it expect any significant impact on its financial position in the near term. This is based on the Group’s knowledge and experience, as well as the profile of the individual components which have been reflected in the current tax liability, the status of the tax audits, enquiries and negotiations in progress at each year-end, previous claims and any factors specific to the relevant tax environments.

138	CRH ANNUAL REPORT AND FORM 20-F | 2019

Accounting Policies - continued

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

Revenue derived from sale of goods (sources other than construction contracts)

The Group manufactures and distributes a diverse range of building materials and products. Whilst there are a number of different activities across the Group; recognition of revenue from the sale of goods is similar; being at the point in time when control is deemed to pass to the customer upon leaving a CRH premises or upon delivery to a customer depending on the terms of the sale. Contracts do not contain multiple performance obligations (as defined by IFRS 15 Revenue from Contracts with Customers).

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

CRH ANNUAL REPORT AND FORM 20-F | 2019	139

Revenue derived from construction contracts

The Group enters into a number of construction contracts, to complete large construction projects. Contracts usually commence and complete within one financial period and are generally fixed price.

The Group typically recognises revenue within its construction contract businesses over time, as it performs its obligations. Management believe this best reflects the transfer of control to the customer by providing a faithful depiction of primarily the enhancement of a customer controlled asset or the construction of an asset with no alternative use. The percentage-of-completion method is used to recognise revenue when the outcome of a contract can be estimated reliably. The percentage-of-completion is calculated using an input method and based on the proportion of contract costs incurred at the balance sheet date relative to the total estimated costs of the contract. In all of our construction contract arrangements the Group has an enforceable right to payment for work and performance obligations completed to date.

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

Recognition of contract assets and liabilities

In our construction contract businesses, amounts are billed as work progresses in accordance with pre-agreed contractual terms. When a performance obligation is satisfied but a customer has not yet been billed this is recognised as a contract asset (unbilled revenue) and included within Trade and Other Receivables (note 19). Retentions are also a common feature of construction contracts and are recognised as a contract asset within Trade and Other Receivables when we have a right to consideration in exchange for the completion of the contract. Retentions are consistent with industry norms and the purpose of these is not to provide a form of financing. Apart from retentions, the Group does not have any construction contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group applies the practical expedient in IFRS 15 and does not adjust any of its transaction prices for the time value of money.

When consideration is received in advance of work being performed, or we have billed an amount to a customer that is in excess of revenue recognised on the contract; this is recognised as a contract liability within Trade and Other Payables (note 20); and the revenue is generally recognised in the subsequent period when the right to recognise revenue has been determined. As a result, advance payments received for construction contract arrangements are not considered a significant form of financing.

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

Onerous contracts and warranties

When a contract is identified as being onerous (i.e. its unavoidable cost exceeds the economic benefit of the contract), a provision is created; being the lower of costs to complete the contract and the cost of exiting the contract. The Group recognises a provision for assurance-type (standard) warranties offered across the Group under its terms and conditions in accordance with IAS 37. The Group provides assurance-type warranties for general repairs and does not typically provide service-type (extended) warranties.

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

Discontinued operations – Note 3

Discontinued operations are reported when a component of the Group, that represents a separate major line of business or geographical area of operation, has been disposed of, or when a sale is highly probable; and its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and is classified as held for sale or has been disposed of. The Group classifies a non-current asset or disposal group as held for disposal if its carrying value will be recovered through a sales transaction or distribution to shareholders rather than continuing use.

In the Consolidated Income Statement, discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations. Corresponding notes to the Consolidated Income Statement exclude amounts for discontinued operations, unless stated otherwise.

140	CRH ANNUAL REPORT AND FORM 20-F | 2019

Accounting Policies - continued

Share-based payments – Note 9

The Group operates a number of equity-settled share-based payment plans. Its policy in relation to the granting of share options and awards under these plans, together with the nature of the underlying market and non-market performance and other vesting conditions, are addressed in the Directors’ Remuneration Report on page 74. The Group has no material exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plans

25% of the awards under the 2014 Performance Share Plan are subject to a TSR (and hence market-based) vesting condition measured against a tailored sector peer group (2018 and 2017: 50%; with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials Index). Accordingly, the fair value assigned to the related equity instruments at the grant date is derived using a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the plan; and is adjusted to reflect the anticipated likelihood as at the grant date of achieving the vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

In 2019 a new RONA metric of 25% was introduced for awards made in 2019. The remaining 50% of awards granted under the 2014 Performance Share Plan are subject to a cumulative cash flow target (non-market-based) vesting condition. The fair value of the awards is calculated as the market price of the shares at the date of grant. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any adjustment necessary is recognised in the Consolidated Income Statement.

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

Property, plant and equipment – Note 15

The carrying value of property, plant and equipment (excluding leased right-of-use assets) of €15,954 million at 31 December 2019 represents 43% of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

CRH ANNUAL REPORT AND FORM 20-F | 2019	141

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

Goodwill – Note 16

Goodwill arising on a business combination is initially measured at cost, being the excess of the cost of an acquisition over the fair value of the net identifiable assets and liabilities assumed at the date of acquisition and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. If the cost of the acquisition is lower than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance recognised immediately in the Consolidated Income Statement.

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

Leases – Notes 15 and 22

The Group enters into leases for a range of assets, principally relating to property. These property leases have varying terms, renewal rights and escalation clauses, including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment. The terms and conditions of these leases do not impose significant financial restrictions on the Group.

A contract contains a lease if it is enforceable and conveys the right to control the use of a specified asset for a period of time in exchange for consideration, which is assessed at inception. A right-of-use asset and lease liability are recognised at the commencement date for contracts containing a lease, with the exception of leases with a term of 12 months or less which do not contain a purchase option, leases where the underlying asset is of low value and leases with associated payments that vary directly in line with usage or sales. The commencement date is the date at which the asset is made available for use by the Group.

142	CRH ANNUAL REPORT AND FORM 20-F | 2019

Accounting Policies - continued

The lease liability is initially measured at the present value of the future minimum lease payments, discounted using the incremental borrowing rate or the interest rate implicit in the lease, if this is readily determinable, over the remaining lease term. Lease payments include fixed payments less any lease incentives receivable, variable payments that are dependent on a rate or index known at the commencement date, amounts expected to be paid under residual value guarantees and any payments for an optional renewal period and purchase and termination option payments, if the Group is reasonably certain to exercise those options. The lease term is the non-cancellable period of the lease adjusted for any renewal or termination options which are reasonably certain to be exercised. Variable lease payments that do not depend on an index or a rate and rentals relating to low value or short-term leases are recognised as an expense in the period in which they are incurred. Management applies judgement in determining whether it is reasonably certain that a renewal, termination or purchase option will be exercised.

Incremental borrowing rates are calculated using a portfolio approach, based on the risk profile of the entity holding the lease and the term and currency of the lease.

After initial recognition, the lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future minimum lease payments or when the Group changes its assessment of whether it is reasonably certain to exercise an option within the contract. A corresponding adjustment is made to the carrying amount of the right-of-use asset.

The right-of-use asset is initially measured at cost, which comprises the lease liability adjusted for any payments made at or before the commencement date, initial direct costs incurred, lease incentives received and an estimate of the cost to dismantle or restore the underlying asset or the site on which it is located at the end of the lease term. The right-of-use asset is depreciated over the lease term or, where a purchase option is reasonably certain to be exercised, over the useful economic life of the asset in line with depreciation rates for owned property, plant and equipment. The right-of-use asset is tested periodically for impairment if an impairment indicator is considered to exist.

Non-lease components in a contract such as maintenance and other service charges are separated from minimum lease payments and are expensed as incurred.

Regarding the comparatives, leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

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

Cash and cash equivalents – Note 25

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

Interest-bearing loans and borrowings – Note 26

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

Derivative financial instruments and hedging practices – Note 27

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

CRH ANNUAL REPORT AND FORM 20-F | 2019	143

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

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

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

144	CRH ANNUAL REPORT AND FORM 20-F | 2019

Accounting Policies - continued

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Year-end
euro 1 =	2019	2018	2017	2019	2018
Brazilian Real	4.4134	4.3085	3.6054	4.5157	4.4440

Canadian Dollar	1.4855	1.5294	1.4647	1.4598	1.5605

Chinese Renminbi	7.7355	7.8081	7.6290	7.8205	7.8751

Hungarian Forint	325.2967	318.8897	309.1933	330.5300	320.9800

Indian Rupee	78.8361	80.7332	73.5324	80.1870	79.7298

Philippine Peso	57.9851	62.2101	56.9734	56.9000	60.1130

Polish Zloty	4.2976	4.2615	4.2570	4.2568	4.3014

Pound Sterling	0.8778	0.8847	0.8767	0.8508	0.8945

Romanian Leu	4.7453	4.6540	4.5688	4.7830	4.6635

Serbian Dinar	117.8377	118.2302	121.3232	117.8237	118.3157

Swiss Franc	1.1124	1.1550	1.1117	1.0854	1.1269

Ukrainian Hryvnia	28.8881	32.0987	30.0341	26.7377	31.6900

US Dollar	1.1195	1.1810	1.1297	1.1234	1.1450

CRH ANNUAL REPORT AND FORM 20-F | 2019	145

Notes on Consolidated Financial Statements

1.  Revenue

CRH is a leading global diversified building materials group which manufactures and supplies a diverse range of superior building materials and products for use in the construction and maintenance of infrastructure, housing and commercial products. Our materials and products are used extensively, in construction projects of all sizes, all across the world.

As discussed in more detail in note 2, the Group has three operating segments (as identified under IFRS 8 Operating Segments) from 1 January 2019; generating revenue through the following activities:

Americas Materials businesses are predominantly engaged in the production and sale of aggregates, asphalt, cement and readymixed concrete products and provide asphalt paving services in the US and Canada. This segment also includes the Group’s cement operations in Brazil.

Europe Materials businesses are predominantly engaged in the manufacture and supply of cement, lime, aggregates, readymixed and precast concrete and asphalt products. The segment comprises businesses operating in 21 countries across Western, Central and Eastern Europe as well as the Philippines in Asia.

Our Building Products segment includes businesses operating across a portfolio of building product related platforms including infrastructure, construction accessories, Building Envelope, architectural products and, up to their disposal in 2019, perimeter protection and shutters & awnings. This segment also included our Do-It-Yourself (DIY) businesses in Belgium and the Netherlands which were disposed of in 2018. The segment comprises businesses operating in 19 countries primarily in the US, Canada and Western Europe.

The divestment of our Europe Distribution business (excluding DIY Benelux), formerly part of the Building Products segment, was completed in 2019. As a result, it has been classified as discontinued operations in the current year; its performance in this year and comparative years is therefore part of discontinued operations. As referenced above, DIY Benelux was separately divested in 2018 and therefore its performance up to the date of divestment is shown as part of continuing operations in 2018 and 2017.

As a result of the more simplified operating structure implemented on 1 January 2019, the classification of reported revenue into the principal activities and products below has been amended to better reflect the basis on which management now reviews its businesses. Accordingly, the revenue formerly disaggregated across perimeter protection, shutters & awnings, network access products, architectural and precast products has now been reorganised and presented in two new categories: architectural products and infrastructure products. Comparative amounts for 2018 have been restated where necessary to reflect the new format for disaggregation of revenue.

A. Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 2.

	Year ended 31 December
	Americas Materials 2019	Europe Materials 2019	Building Products 2019	Total 2019	Americas Materials 2018	Europe Materials 2018	Building Products 2018	Total 2018	Total 2017
Primary geographic markets	€m	€m	€m	€m	€m	€m	€m	€m	€m
Continuing operations
Republic of Ireland (country of domicile)	-	585	-	585	-	468	-	468	435
United Kingdom	-	3,107	217	3,324	-	3,045	223	3,268	3,023
Rest of Europe (i)	-	4,328	1,038	5,366	-	4,098	1,469	5,567	5,370
United States	9,207	-	4,543	13,750	7,896	-	4,065	11,961	10,844
Rest of World (ii)	1,178	474	452	2,104	1,055	431	491	1,977	1,981

Total Group from continuing operations	10,385	8,494	6,250	25,129	8,951	8,042	6,248	23,241	21,653
Discontinued operations
United States - Americas Distribution				-				7	2,343
Rest of Europe (i) - Europe Distribution				3,177				3,549	3,567

Total Group				28,306				26,797	27,563

(i)

The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Hungary, Luxembourg, Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)	The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

146	CRH ANNUAL REPORT AND FORM 20-F | 2019

1.  Revenue - continued

	Year ended 31 December
	Americas Materials (iii) 2019	Europe Materials (iii) 2019	Building Products 2019	Total 2019	Americas Materials (iii) 2018	Europe Materials (iii) 2018	Building Products 2018	Total 2018
Principal activities and products	€m	€m	€m	€m	€m	€m	€m	€m
Continuing operations
Cement, lime and cement products	1,222	2,646	-	3,868	810	2,506	-	3,316
Aggregates, asphalt and readymixed products	5,046	3,061	-	8,107	4,330	2,919	-	7,249
Construction contract activities*	4,117	1,609	165	5,891	3,811	1,542	240	5,593
Architectural products	-	955	2,664	3,619	-	903	2,597	3,500
Infrastructure products	-	223	1,239	1,462	-	172	1,080	1,252
Construction accessories	-	-	590	590	-	-	593	593
Architectural glass and glazing systems and wholesale hardware distribution	-	-	1,592	1,592	-	-	1,431	1,431
DIY	-	-	-	-	-	-	307	307

Total Group from continuing operations	10,385	8,494	6,250	25,129	8,951	8,042	6,248	23,241
Discontinued operations
Exterior and interior products - Americas Distribution				-				7
General Builders Merchants, DIY Germany and Sanitary, Heating & Plumbing - Europe Distribution				3,177				3,549

Total Group				28,306				26,797

(iii)

Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

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

C. Unsatisfied long-term construction contracts and other performance obligations

Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Americas Materials and Europe Materials businesses, amounted to €1,867 million at 31 December 2019

(2018: €1,848 million). The Group has applied the practical expedient of IFRS 15 Revenue from Contracts with Customers whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. The majority of open contracts at 31 December 2019 will close and revenue will be recognised within 12 months of the balance sheet date.

* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

CRH ANNUAL REPORT AND FORM 20-F | 2019	147

2.  Segment Information

Effective 1 January 2019 the Group implemented a simplified new structure reducing its operating segments from six to three: Americas Materials, Europe Materials (formerly Europe Heavyside and Asia), and a new Building Products segment. The Building Products segment brings together our former Americas Products, Europe Lightside and, up to its disposal, Europe Distribution segments. Comparative segment amounts for 2018 and 2017 have been restated where necessary to reflect the new format for segmentation. The segments reflect the Group’s organisational structure and the nature of the financial information reported to and assessed by the Group Chief Executive and Finance Director, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8). No operating segments have been aggregated to form these reportable segments.

The principal factors employed in the identification of the three segments reflected in this note include:

•	the Group’s organisational structure in 2019 (during 2019 each divisional President fulfilled the role of “segment manager” as outlined in IFRS 8);

•	the nature of the reporting lines to the Chief Operating Decision Maker (as defined in IFRS 8);

•	the structure of internal reporting documentation such as management accounts and budgets; and

•	the degree of homogeneity of products and services within each of the segments from which revenue is derived

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

148	CRH ANNUAL REPORT AND FORM 20-F | 2019

2.  Segment Information - continued

A. Operating segments disclosures - Consolidated Income Statement data

	Year ended 31 December
		Revenue		Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Continuing operations
Americas Materials	10,385	8,951	7,970	1,960	1,493	1,270	689	484	412	1,271	1,009	858
Europe Materials	8,494	8,042	7,338	1,079	936	891	524	449	398	555	487	493
Building Products	6,250	6,248	6,345	961	787	769	293	212	193	668	575	576
Total Group from continuing operations	25,129	23,241	21,653	4,000	3,216	2,930	1,506	1,145	1,003	2,494	2,071	1,927

Discontinued operations
Americas Distribution	-	7	2,343	-	(5)	164	-	-	21	-	(5)	143
Europe Distribution	3,177	3,549	3,567	200	149	216	99	43	48	101	106	168

Total Group	28,306	26,797	27,563	4,200	3,360	3,310	1,605	1,188	1,072	2,595	2,172	2,238

Group operating profit from continuing operations										2,494	2,071	1,927
(Loss)/profit on disposals (i)										(1)	(27)	54
Finance costs less income										(326)	(305)	(289)
Other financial expense										(112)	(46)	(59)
Share of equity accounted investments’ profit (ii)										60	48	52
Profit before tax from continuing operations										2,115	1,741	1,685

	(i) (Loss)/profit on disposals (note 6)			(ii) Share of equity accounted investments’ profit (note 11)
Americas Materials	2	44	29	38	25	32
Europe Materials	(131)	7	19	13	18	18
Building Products	128	(78)	6	9	5	2
Total Group from continuing operations	(1)	(27)	54	60	48	52

*   EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F | 2019	149

B. Operating segments disclosures - Consolidated Balance Sheet data

	As at 31 December
	Total assets		Total liabilities
	2019 €m	2018 €m	2019 €m	2018 €m
Americas Materials	14,608	13,798	2,642	2,063
Europe Materials	11,669	10,509	3,441	2,787
Building Products	6,407	7,203	1,875	1,742
Total Group	32,684	31,510	7,958	6,592

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	690	1,163
Other financial assets	12	23
Derivative financial instruments (current and non-current)	82	45
Income tax assets (current and deferred)	87	86
Cash and cash equivalents	3,755	2,346
Total assets as reported in the Consolidated Balance Sheet	37,310	35,173

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)			9,014	9,316
Derivative financial instruments (current and non-current)			17	59
Income tax liabilities (current and deferred)			2,841	2,652
Total liabilities as reported in the Consolidated Balance Sheet			19,830	18,619

C. Operating segments disclosures - other items

Additions to non-current assets

	Year ended 31 December
	Property, plant and equipment (note 15, 22)			Financial assets (note 17)			Total Group
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Continuing operations
Americas Materials (i)	671	429	375	27	2	5	698	431	380
Europe Materials	491	453	404	1	-	-	492	453	404
Building Products	315	209	207	-	-	6	315	209	213
Total Group from continuing operations	1,477	1,091	986	28	2	11	1,505	1,093	997

Discontinued operations
Americas Distribution	-	-	29	-	-	-	-	-	29
Europe Distribution	-	30	29	1	-	-	1	30	29

Total Group	1,477	1,121	1,044	29	2	11	1,506	1,123	1,055

(i)	Additions to property, plant and equipment include €86 million relating to leased mineral reserves which fall outside the scope of IFRS 16.

150	CRH ANNUAL REPORT AND FORM 20-F | 2019

2.  Segment Information - continued

D. Information about geographical areas

The non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation, for which revenue exceeds 10% of total external Group revenue, are set out below.

	As at 31 December
	Non-current assets*

	2019	2018
	€m	€m
Republic of Ireland (country of domicile)	506	495
United Kingdom	2,772	2,461
United States	14,259	12,925
Other	9,011	9,476
Total Group	26,548	25,357

3.  Assets Held for Sale and Discontinued Operations

A. Profit on disposal of discontinued operations

In October 2019, the Group completed the divestment of its Europe Distribution business, formerly part of our Building Products segment. With the exception of our Europe Distribution business, no other businesses divested in 2019 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

In January 2018, the Group completed the divestment of its 100% holding in Allied Building Products, the trading name of our former Americas Distribution segment, which was considered a discontinued operation in 2018 and was classified accordingly.

Assets and liabilities that met the IFRS 5 criteria at 31 December 2019 have not been separately disclosed as held for sale as they were not considered material in the context of the Group.

The table overleaf sets out the proceeds and related profit recognised on divestment which is included in profit after tax for the financial year from discontinued operations.

* Non-current assets comprise property, plant and equipment, intangible assets and investments accounted for using the equity method.

CRH ANNUAL REPORT AND FORM 20-F | 2019	151

	2019 €m	2018 €m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	1,309	472
- cash and cash equivalents	100	18
- working capital and provisions	596	367
- current tax	2	-
- lease liabilities	(367)	-
- deferred tax	(28)	(14)
- retirement benefit obligations	(42)	-
- non-controlling interests	(8)	-
Net assets disposed	1,562	843
Reclassification of currency translation effects on disposal	(123)	(27)
Total	1,439	816
Proceeds from disposal (net of disposal costs)	1,663	2,379
Profit on disposal from discontinued operations	224	1,563

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	1,663	2,379
Less: cash and cash equivalents disposed	(100)	(18)
Total	1,563	2,361

B. Results of discontinued operations

The results of the discontinued operations included in the Group profit for the financial year are set out as follows:

	2019 €m	2018 €m	2017 €m
Revenue	3,177	3,556	5,910

EBITDA (as defined)*	200	144	380
Depreciation	(96)	(41)	(55)
Amortisation	(2)	(2)	(14)
Impairment	(1)	-	-
Operating profit	101	101	311
Profit on disposals	227	1,566	5
Profit before finance costs	328	1,667	316
Finance costs	(7)	-	(1)
Share of equity accounted investments’ profit	12	12	13
Profit before tax	333	1,679	328
Attributable income tax expense	(23)	(503)	(82)
Profit after tax for the financial year from discontinued operations	310	1,176	246

Profit attributable to:
Equity holders of the Company	309	1,175	245
Non-controlling interests	1	1	1
Profit for the financial year from discontinued operations	310	1,176	246

Basic earnings per Ordinary Share from discontinued operations	38.5c	141.2c	29.4c
Diluted earnings per Ordinary Share from discontinued operations	38.2c	140.5c	29.2c

Cash flows from discontinued operations
Net cash inflow/(outflow) from operating activities (i)	32	(367)	204
Net cash inflow/(outflow) from investing activities (ii)	1,542	2,339	(75)
Net cash outflow from financing activities	(71)	(19)	(13)
Net cash inflow	1,503	1,953	116

(i)	Includes the corporation tax paid on the sale of discontinued operations.
(ii)	Includes the proceeds from the sale of discontinued operations.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

152	CRH ANNUAL REPORT AND FORM 20-F | 2019

4.  Cost Analysis

            Continuing operations

	2019 €m	2018 €m	2017 €m
Cost of sales analysis
Raw materials and goods for resale	5,216	5,058	4,785
Employment costs (note 7)	3,467	3,155	2,869
Energy conversion costs	1,307	1,222	1,004
Repairs and maintenance	980	882	811
Depreciation, amortisation and impairment (i)	1,225	939	830
Change in inventory	(62)	(179)	(117)
Other production expenses (primarily sub-contractor costs)	4,713	4,495	4,093
Total	16,846	15,572	14,275

Operating costs analysis
Selling and distribution costs	4,062	3,822	3,561
Administrative expenses	1,727	1,776	1,890
Total	5,789	5,598	5,451

(i) Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Depreciation and depletion (note 15, 22)	1,219	903	830	223	127	121	1,442	1,030	951
Amortisation of intangible assets (note 16)	-	-	-	57	59	52	57	59	52
Impairment of property, plant and equipment (note 15)	6	36	-	1	-	-	7	36	-
Impairment of intangible assets (note 16)	-	-	-	-	20	-	-	20	-
Total	1,225	939	830	281	206	173	1,506	1,145	1,003

CRH ANNUAL REPORT AND FORM 20-F | 2019	153

5.  Auditor’s Remuneration

            Continuing operations

In accordance with statutory requirements in Ireland, fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

	EY Ireland (statutory auditor)			EY (network firms)			Total
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Audit fees (i) (ii)	4	4	4	14	14	14	18	18	18
Other audit-related assurance fees (iii) (iv)	-	-	-	-	1	1	-	1	1
Tax advisory services (iv)	-	-	-	1	-	1	1	-	1
Total	4	4	4	15	15	16	19	19	20

(i)

Audit of the Group accounts includes audit of internal controls over financial reporting and parent and subsidiary statutory audit fees, but excludes €2 million (2018: €2 million; 2017: €2 million) paid to auditors other than EY.

(ii)	Audit fees including discontinued operations amounted to €18 million (2018: €19 million; 2017: €20 million).

(iii)	Other assurance services includes attestation and due diligence services that are closely related to the performance of the audit.

(iv)

Other audit-related assurance fees and tax advisory services including discontinued operations amounted to €nil million and €1 million respectively (2018: €1 million and €nil million respectively; 2017: €1 million and €1 million respectively).

There were no other fees for services provided by the Group’s independent auditor (2018: €nil million; 2017: €nil million).

154	CRH ANNUAL REPORT AND FORM 20-F | 2019

6.  Business and Non-Current Asset Disposals

	Business disposals			Disposal of other non-current assets			Total
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Continuing operations
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	596	622	47	140	56	78	736	678	125
- cash and cash equivalents	45	60	11	-	-	-	45	60	11
- working capital and provisions	83	132	29	-	-	-	83	132	29
- current tax	(1)	(2)	-	-	-	-	(1)	(2)	-
- lease liabilities	(48)	-	-	(29)	-	-	(77)	-	-
- deferred tax	(3)	(2)	2	-	-	-	(3)	(2)	2
- retirement benefit obligations	(2)	(6)	-	-	-	-	(2)	(6)	-
Net assets disposed	670	804	89	111	56	78	781	860	167
Reclassification of currency translation effects on disposal	66	15	9	-	-	-	66	15	9
Total	736	819	98	111	56	78	847	875	176
Proceeds from disposals (net of disposal costs)	699	697	99	147	100	131	846	797	230
Asset exchange (note 32)	-	12	-	-	-	-	-	12	-
Profit on step acquisition (note 32)	-	39	-	-	-	-	-	39	-
(Loss)/profit on disposals from continuing operations	(37)	(71)	1	36	44	53	(1)	(27)	54

Discontinued operations
Profit on disposals from discontinued operations (note 3)	224	1,563	-	3	3	5	227	1,566	5
Total Group profit on disposals	187	1,492	1	39	47	58	226	1,539	59

Net cash inflow arising on disposal
Continuing operations
Proceeds from disposals from continuing operations	699	697	99	147	100	131	846	797	230
Less: cash and cash equivalents disposed	(45)	(60)	(11)	-	-	-	(45)	(60)	(11)
Less: deferred proceeds arising on disposal (note 21) (i)	(269)	(10)	(3)	-	-	-	(269)	(10)	(3)
Less: investment and loan to associate in lieu of cash proceeds (note 17) (ii)	-	(85)	-	-	-	-	-	(85)	-
Net cash inflow arising on disposal from continuing operations	385	542	85	147	100	131	532	642	216

Discontinued operations
Net cash inflow arising on disposal from discontinued operations (note 3)	1,563	2,361	-	1	6	6	1,564	2,367	6
Total Group net cash inflow arising on disposal	1,948	2,903	85	148	106	137	2,096	3,009	222

(i)	On 31 December, CRH completed the sale of the Group’s 50% stake in its joint venture in India, MHIL for deferred proceeds of €0.3 billion which will be received in several agreed tranches.

For the purposes of compliance with Indian law requirements, CRH is obliged to retain a minority shareholding and associated minority board representation in MHIL both of which will further reduce as the tranches are completed. The Group no longer has any rights to share in the profit/loss of MHIL or to receive any dividends. CRH has determined that MHIL has ceased to be a joint venture or an associate as the Group is no longer exposed to variability of returns from the performance of MHIL and does not have significant influence (as defined under IAS 28 Interests in Associates and Joint Ventures) over MHIL. With the other partners acting in concert to exercise control, CRH effectively retains only protective voting rights in defined limited circumstances. Accordingly, the Group has discontinued the use of the equity method of accounting for its interest in MHIL from 31 December 2019. The fair value of the retained interest in MHIL is recorded as a financial asset within Other Receivables as it represents a contractual right to receive cash.

(ii)

In 2018, as part of the divestment of our DIY business in Belgium and the Netherlands (see note 16 and note 17 for further details) we acquired an equity stake of 22.78% in, and advanced a loan of €50 million to the purchaser, Intergamma, which was repaid in 2019.

CRH ANNUAL REPORT AND FORM 20-F | 2019	155

7.  Employment

           Continuing operations

The average number of employees is as follows:

	Year ended 31 December
	2019	2018	2017
Americas Materials	28,576	27,272	24,077
Europe Materials	27,238	27,218	25,832
Building Products	24,437	26,399	26,927
Total Group	80,251	80,889	76,836

The average number of employees including discontinued operations was 86,951 (2018: 89,831; 2017: 89,213).

Employment costs charged in the Consolidated Income Statement are analysed as follows:

	2019 €m	2018 €m	2017 €m
Wages and salaries	4,112	3,841	3,629
Social welfare costs	423	407	397
Redundancy, healthcare and other employment benefit costs	584	540	506
Share-based payment expense (note 9)	74	65	58
Total retirement benefits expense (note 30)	304	268	264
Total (i)	5,497	5,121	4,854

Total charge analysed between:
Cost of sales	3,467	3,155	2,869
Operating costs	2,017	1,956	1,975
Finance costs (net) - applicable to retirement benefit obligations (note 10)	13	10	10
Total (i)	5,497	5,121	4,854

(i)	Employment costs including discontinued operations are analysed as follows:

Wages and salaries	4,455	4,226	4,221
Social welfare costs	486	478	483
Redundancy, healthcare and other employment benefit costs	605	581	576
Share-based payment expense (note 9)	77	67	65
Total retirement benefits expense (note 30)	329	296	243
Total	5,952	5,648	5,588

8.  Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 4) and interests are presented in the Directors’

Remuneration Report on pages 74 to 100.

156	CRH ANNUAL REPORT AND FORM 20-F | 2019

9.  Share-based Payment Expense

           Continuing operations

	2019 €m	2018 €m	2017 €m
Performance Share Plans and Restricted Share Plan expense	71	62	55
Share option expense	3	3	3
Total share-based payment expense (i)	74	65	58

(i)	The total share-based payment expense including discontinued operations amounted to €77 million (2018: €67 million; 2017: €65 million).

Share-based payment expense relates primarily to awards granted under the 2014 Performance Share Plan and the Group’s Savings-related Share Option Schemes. The expense, which also includes charges in relation to the 2013 Restricted Share Plan, is reflected in operating costs in the Consolidated Income Statement.

2014 Performance Share Plan

The structure of the 2014 Performance Share Plan is set out in the  Directors’ Remuneration Report on page 90. An expense of €70 million was recognised in 2019 (2018: €61 million; 2017: €54 million).

Details of awards granted under the 2014 Performance Share Plan

			Number of shares
	Share price at date of award	Period to earliest release date	Initial award (i)	Net outstanding at 31 December 2019
Granted in 2019	€29.44	3 years	3,688,027	3,578,105
Granted in 2018	€28.32	3 years	3,863,433	3,610,323
Granted in 2017	€33.21	3 years	3,342,900	2,818,931

(i)

Numbers represent the initial awards including those granted to employees of Europe Distribution in 2019, 2018 and 2017 and Allied Building Products in 2017. The Remuneration Committee has determined that dividend equivalents will accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

25% of each award made in 2019 is subject to TSR performance measured against a tailored peer group; 25% is subject to a new RONA metric introduced in 2019; with the remaining 50% subject to a cumulative cashflow metric (2018 and 2017: 50% of each award is subject to a TSR measure, with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials Index. The other 50% of each award is subject to a cumulative cashflow metric). Further details are set out on page 90 in the Directors’ Remuneration Report.

The fair values assigned to the portion of awards which are subject to TSR performance against peers and, in the case of 2018 and 2017, the index, was €18.59 (2018: €13.52 and €13.18 respectively; 2017: €17.43 and €14.99 respectively). The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

	2019	2018	2017
Risk-free interest rate (%)	(0.37)	(0.43)	(0.40)
Expected volatility (%)	23.2	27.4	30.1

The expected volatility was determined using a historical sample of daily CRH share prices.

The fair value of (i) the portion of awards subject to cash flow performance; (ii) from 2019, the portion of awards subject to a RONA metric; and (iii) the awards with no performance conditions (which are subject to a one or three-year service period) was €29.44 (2018: €28.32; 2017: €33.21). The fair value was calculated using the closing CRH share price at the date the award was granted.

CRH ANNUAL REPORT AND FORM 20-F | 2019	157

Share Option Schemes

The 2010 Share Option Scheme was replaced in 2014 by the 2014 Performance Share Plan, and accordingly no options have been granted since 2013.

Details of movement and options outstanding under Share Option Schemes (excluding Savings-related Share Option Schemes)

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2019		2018		2017
Outstanding at beginning of year	€16.48	800,770	€17.96	1,441,779	€21.51	2,997,495
Exercised (i)	€16.65	(520,115)	€19.82	(634,994)	€24.85	(1,462,863)
Lapsed	€16.19	(2,306)	€17.36	(6,015)	€24.14	(92,853)
Outstanding at end of year (ii)	€16.19	278,349	€16.48	800,770	€17.96	1,441,779
Exercisable at end of year	€16.19	278,349	€16.48	800,770	€17.96	1,441,779

(i)	The weighted average share price at the date of exercise of these options was €29.10 (2018: €27.90; 2017: €32.24).

(ii)	All options granted have a life of ten years.

	2019	2018	2017
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	3.30	2.57	2.53

euro-denominated options outstanding at end of year (number)	278,349	796,850	1,436,115
Range of exercise prices (€)	16.19	16.19-17.30	16.19-21.52

Pound Sterling-denominated options outstanding at end of year (number)	-	3,920	5,664
Range of exercise prices (Stg£)	-	15.30	15.30-17.19

2010 Savings-related Share Option Schemes

The Group operates Savings-related Share Option Schemes. Participants may save up to €500/Stg£500 per month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract.

Details of options granted under the Savings-related Share Option Schemes

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2019		2018		2017
Outstanding at beginning of year	€22.15/Stg£18.74	1,686,176	€21.50/Stg£18.05	1,556,299	€18.63/Stg£15.92	1,402,174
Exercised (i)	€19.09/Stg£16.20	(627,034)	€19.00/Stg£15.26	(161,950)	€15.73/Stg£14.27	(126,472)
Lapsed	€23.49/Stg£20.85	(207,070)	€24.62/Stg£20.75	(209,264)	€21.42/Stg£18.22	(123,455)
Granted (ii)	€24.24/Stg£20.11	656,790	€23.39/Stg£20.83	501,091	€27.86/Stg£24.51	404,052
Outstanding at end of year	€23.67/Stg£20.17	1,508,862	€22.15/Stg£18.74	1,686,176	€21.50/Stg£18.05	1,556,299
Exercisable at end of year	€18.88/Stg£15.89	13,065	€18.75/Stg£15.54	14,059	€15.89/n/a	15,890

(i)	The weighted average share price at the date of exercise of these options was €28.52 (2018: €29.54; 2017: €31.14).

(ii)

Pursuant to the 2010 Savings-related Share Option Schemes operated by the Group, employees were granted options over 656,790 of CRH plc’s Ordinary Shares (556,493 options granted in April 2019 and 100,297 options in May 2019) (2018: 501,091 share options in April 2018; 2017: 404,052 share options in March 2017). This figure comprises options over 518,944 (2018: 379,253; 2017: 304,492) shares and 137,846 (2018: 121,838; 2017: 99,560) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable. The exercise price at which the options are granted under the scheme represents a discount of 15% to the market price on the date of invitation of each savings contract.

158	CRH ANNUAL REPORT AND FORM 20-F | 2019

9.  Share-based Payment Expense - continued

            Continuing operations

	2019	2018	2017
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	1.87	1.50	1.90

euro-denominated options outstanding at end of year (number)	290,627	304,713	304,963
Range of exercise prices (€)	17.67-27.86	14.15-27.86	13.64-27.86

Pound Sterling-denominated options outstanding at end of year (number)	1,218,235	1,381,463	1,251,336
Range of exercise prices (Stg£)	14.94-24.51	14.94-24.51	12.22-24.51

The weighted fair values assigned to options issued under the Savings-related Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	3-year	5-year
Granted in 2019 (April)	€7.55	€7.98
Granted in 2019 (May)	€6.67	€7.19
Granted in 2018	€5.38	€5.88
Granted in 2017	€5.97	€6.49

The fair value of these options were determined using the following assumptions:

	2019				2018		2017
	3-year		5-year		3-year	5-year	3-year	5-year
	April	May	April	May	April	April	March	March

Weighted average exercise price (€)	23.30	24.24	23.30	24.24	23.39	23.39	27.86	27.86
Risk free interest rate (%)	(0.56)	(0.58)	(0.40)	(0.41)	(0.44)	(0.06)	(0.72)	(0.45)
Expected dividend payments over the expected life (€)	2.34	2.34	4.06	4.06	2.21	3.83	2.07	3.55
Expected volatility (%)	19.6	20.0	21.1	21.3	20.0	20.5	20.9	20.6
Expected life in years	3	3	5	5	3	5	3	5

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

CRH ANNUAL REPORT AND FORM 20-F | 2019	159

10.  Finance Costs and Finance Income

                Continuing operations

	2019 €m	2018 €m	2017 €m
Finance costs
Interest payable on borrowings	333	335	300
Net cost on interest rate and currency swaps	14	7	2
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	(64)	12	16
- currency swaps and forward contracts	2	(4)	-
- fixed rate debt (i)	61	(16)	(23)
Net loss on interest rate swaps not designated as hedges	-	5	6
Net finance cost on gross debt including related derivatives	346	339	301

Finance income
Interest receivable on loans to joint ventures and associates	(5)	(4)	(5)
Interest receivable on cash and cash equivalents and other	(15)	(30)	(7)
Finance income	(20)	(34)	(12)

Finance costs less income	326	305	289

Other financial expense
Premium paid on early debt redemption	-	-	18
Unwinding of discount element of lease liabilities (note 22)	62	-	-
Unwinding of discount element of provisions for liabilities (note 28)	22	21	24
Unwinding of discount applicable to deferred and contingent acquisition consideration and divestment proceeds	15	15	7
Pension-related finance cost (net) (note 30)	13	10	10
Total	112	46	59

Total net finance costs (ii)	438	351	348

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

(ii)	Net finance costs for 2019 including discontinued operations amounted to €445 million (2018: €351 million; 2017: €349 million).

160	CRH ANNUAL REPORT AND FORM 20-F | 2019

11.  Share of Equity Accounted Investments’ Profit

                 Continuing operations

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Group share of:
Revenue	634	603	517	615	603	534	1,249	1,206	1,051

EBITDA (as defined)*	70	51	71	68	63	58	138	114	129
Depreciation and amortisation	(24)	(22)	(27)	(35)	(34)	(33)	(59)	(56)	(60)
Operating profit	46	29	44	33	29	25	79	58	69
Profit on disposals	-	-	-	-	3	-	-	3	-
Profit before finance costs	46	29	44	33	32	25	79	61	69
Finance costs (net)	-	1	(1)	(12)	(9)	(9)	(12)	(8)	(10)
Profit before tax	46	30	43	21	23	16	67	53	59
Income tax expense	(5)	(1)	(4)	(2)	(4)	(3)	(7)	(5)	(7)
Profit after tax (i)	41	29	39	19	19	13	60	48	52

An analysis of the profit after tax by operating segment is presented in note 2. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 17.

(i)	Share of profit after tax for 2019 including discontinued operations amounted to €72 million (2018: €60 million; 2017: €65 million).

12. Income Tax Expense

     Continuing operations

Recognised within the Consolidated Income Statement	2019 €m	2018 €m	2017 €m
(a) Current tax
Republic of Ireland	17	10	9
Overseas	345	279	275
Total current tax expense	362	289	284

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	(1)	4	6
Share-based payment expense	(5)	4	(4)
Derivative financial instruments	2	(1)	2
Other items (2017 includes deferred tax credit associated with the “Tax Cuts and Jobs Act”)	119	100	(276)
Total deferred tax expense/(income)	115	107	(272)
Income tax reported in the Consolidated Income Statement	477	396	12

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

CRH ANNUAL REPORT AND FORM 20-F | 2019	161

	2019 €m	2018 €m	2017 €m

Recognised outside the Consolidated Income Statement
(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	(3)	(1)	(33)
Deferred tax - cash flow hedges	(3)	5	-
	(6)	4	(33)
(b) Within the Consolidated Statement of Changes in Equity:

Current tax
Current tax - share option exercises	4	2	2

Deferred tax
Deferred tax - share-based payment expense	5	(4)	(7)
	9	(2)	(5)

Income tax recognised outside the Consolidated Income Statement	3	2	(38)

Reconciliation of applicable tax rate to effective tax rate
Profit before tax (€m)	2,115	1,741	1,685
Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	17.1%	16.6%	16.9%
- total income tax expense (current and deferred)	22.6%	22.7%	0.7%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	12.1	11.6	16.3
Deferred tax credit relating to the enactment of the “Tax Cuts and Jobs Act”	-	-	(26.1)
Other items (primarily comprising items not chargeable to tax/expenses not deductible for tax)	(2.0)	(1.4)	(2.0)
Total effective tax rate	22.6	22.7	0.7

Other disclosures

Effective tax rate

The 2019 effective tax rate is 22.6% (2018: 22.7%; 2017: 0.7%). The 2017 reported tax charge included a non-cash deferred tax credit of €440 million related to the enactment of the “Tax Cuts and Jobs Act” in the US. The 2017 effective tax rate excluding the impact of this exceptional deferred tax credit was 26.8%.

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

162	CRH ANNUAL REPORT AND FORM 20-F | 2019

13.  Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2019 €m	2018 €m	2017 €m
Dividends to shareholders
Preference
5% Cumulative Preference Shares €3,175 (2018: €3,175; 2017: €3,175)	-	-	-
7% ‘A’ Cumulative Preference Shares €77,521 (2018: €77,521; 2017: €77,521)	-	-	-
Equity
Final - paid 52.40c per Ordinary Share (2018: 48.80c; 2017: 46.20c)	425	409	386
Interim - paid 20.00c per Ordinary Share (2018: 19.60c; 2017: 19.20c)	159	163	160
Total	584	572	546

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	584	572	546
Less: issue of scrip shares in lieu of cash dividends (note 31)	-	(51)	(77)
Dividends paid to equity holders of the Company	584	521	469
Dividends paid by subsidiaries to non-controlling interests	10	12	8
Total dividends paid	594	533	477

Dividends proposed (memorandum disclosure)
Equity
Final 2019 - proposed 63.00c per Ordinary Share (2018: 52.40c; 2017: 48.80c)	495	425	409

CRH ANNUAL REPORT AND FORM 20-F | 2019	163

14.  Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2019 €m	2018 €m	2017 €m
Numerator computations
Group profit for the financial year	1,948	2,521	1,919
Profit attributable to non-controlling interests	(19)	(4)	(24)
Profit attributable to equity holders of the Company	1,929	2,517	1,895
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	1,929	2,517	1,895
Profit after tax for the financial year from discontinued operations - attributable to equity holders of the Company	309	1,175	245
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	1,620	1,342	1,650

Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	801.3	832.4	835.6
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) (ii)	6.4	4.2	5.2
Denominator for diluted earnings per Ordinary Share	807.7	836.6	840.8

Basic earnings per Ordinary Share	240.7c	302.4c	226.8c
Diluted earnings per Ordinary Share	238.8c	300.9c	225.4c

Basic earnings per Ordinary Share from continuing operations	202.2c	161.2c	197.4c
Diluted earnings per Ordinary Share from continuing operations	200.6c	160.4c	196.2c

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

(ii)

Contingently issuable Ordinary Shares (totalling 3,618,278 at 31 December 2019, 7,274,916 at 31 December 2018 and 5,710,247 at 31 December 2017) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

164	CRH ANNUAL REPORT AND FORM 20-F | 2019

15.  Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m
At 31 December 2019
Cost/deemed cost	9,189	16,283	674	26,146
Accumulated depreciation (and impairment charges)	(2,322)	(7,835)	(35)	(10,192)
Net carrying amount	6,867	8,448	639	15,954

At 1 January 2019, net carrying amount	6,972	8,196	593	15,761
Effect of adopting IFRS 16	(7)	(20)	4	(23)
Translation adjustment	155	203	19	377
Reclassifications	101	446	(547)	-
Transfer (to)/from leased assets (note 22)	(5)	17	-	12
Additions at cost	72	590	567	1,229
Additions to leased mineral reserves (note 21) (ii)	86	-	-	86
Arising on acquisition (note 32)	152	94	7	253
Disposals at net carrying amount	(405)	(120)	(4)	(529)
Depreciation charge for year (iii)	(251)	(953)	-	(1,204)
Impairment charge for year (iv)	(3)	(5)	-	(8)
At 31 December 2019, net carrying amount	6,867	8,448	639	15,954

	Land and buildings €m	Plant and machinery €m	Other €m
Leased right-of-use assets (v)
At 31 December 2019, net carrying amount (note 22)	1,086	337	47	1,470
Total property, plant and equipment				17,424

The equivalent disclosure for the prior year is as follows:

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m

At 31 December 2018
Cost/deemed cost	9,335	15,535	629	25,499
Accumulated depreciation (and impairment charges)	(2,363)	(7,339)	(36)	(9,738)
Net carrying amount	6,972	8,196	593	15,761

At 1 January 2018, net carrying amount	6,224	6,319	551	13,094
Reclassified from held for sale	22	79	3	104
Translation adjustment	139	112	8	259
Reclassifications	71	386	(457)	-
Additions at cost	74	541	506	1,121
Arising on acquisition (note 32)	832	1,759	23	2,614
Disposals at net carrying amount	(158)	(161)	(5)	(324)
Depreciation charge for year (iii)	(232)	(839)	-	(1,071)
Impairment charge for year (iv)	-	-	(36)	(36)
At 31 December 2018, net carrying amount	6,972	8,196	593	15,761

At 1 January 2018
Cost/deemed cost	8,472	13,157	551	22,180
Accumulated depreciation (and impairment charges)	(2,248)	(6,838)	-	(9,086)
Net carrying amount	6,224	6,319	551	13,094

CRH ANNUAL REPORT AND FORM 20-F | 2019	165

(i)	The carrying value of mineral-bearing land included in the land and buildings category on page 164 amounted to €3,272 million at the balance sheet date (2018: €3,112 million).

(ii)	Relates to leased mineral reserves which fall outside the scope of IFRS 16.

(iii)	The depreciation charge for the year includes €33 million (2018: €41 million; 2017: €55 million) relating to discontinued operations.

(iv)

The impairment charge of €8 million (2018: €36 million; 2017: €nil million) principally relates to the write-down of property, plant and equipment in Americas Materials and Europe Materials. The charge includes €1 million (2018: €nil million; 2017: €nil million) relating to discontinued operations.

(v)	See note 22 for more detailed information on right-of-use assets and lease liabilities of the Group under IFRS 16.

Future purchase commitments for property, plant and equipment	2019 €m	2018 (vi) €m
Contracted for but not provided in the financial statements	373	449
Authorised by the Directors but not contracted for	355	366

(vi)	Includes contracted for but not provided for and authorised but not contracted for commitments of €22 million and €6 million respectively relating to discontinued operations.

166	CRH ANNUAL REPORT AND FORM 20-F | 2019

16.  Intangible Assets

		Other intangible assets
	Goodwill €m	Marketing- related €m	Customer- related (i) €m	Contract- based €m	Total €m
At 31 December 2019
Cost/deemed cost	8,378	148	512	77	9,115
Accumulated amortisation (and impairment charges)	(284)	(64)	(276)	(57)	(681)
Net carrying amount	8,094	84	236	20	8,434

At 1 January 2019, net carrying amount	8,116	76	217	24	8,433
Translation adjustment	203	1	4	1	209
Arising on acquisition (note 32)	278	17	75	-	370
Disposals	(503)	(1)	(15)	-	(519)
Amortisation charge for year (ii)	-	(9)	(45)	(5)	(59)
At 31 December 2019, net carrying amount	8,094	84	236	20	8,434

The equivalent disclosure for the prior year is as follows:

At 31 December 2018
Cost/deemed cost	8,400	138	592	79	9,209
Accumulated amortisation (and impairment charges)	(284)	(62)	(375)	(55)	(776)
Net carrying amount	8,116	76	217	24	8,433

At 1 January 2018, net carrying amount	6,905	75	204	30	7,214
Reclassified from held for sale	363	-	8	1	372
Translation adjustment	137	3	8	1	149
Reclassifications	-	-	(2)	2	-
Arising on acquisition (note 32)	1,504	6	51	1	1,562
Disposals	(773)	-	(9)	(1)	(783)
Amortisation charge for year (ii)	-	(8)	(43)	(10)	(61)
Impairment charge for year (iii)	(20)	-	-	-	(20)
At 31 December 2018, net carrying amount	8,116	76	217	24	8,433

At 1 January 2018
Cost/deemed cost	7,198	129	535	80	7,942
Accumulated amortisation (and impairment charges)	(293)	(54)	(331)	(50)	(728)
Net carrying amount	6,905	75	204	30	7,214

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii)	The amortisation charge for the year includes €2 million (2018: €2 million; 2017: €14 million) in respect of discontinued operations, which primarily relates to customer-related intangible assets.

(iii)

In July 2018, the Group divested of its DIY business in the Netherlands and Belgium, together with certain related property assets, which formed part of the former Europe Distribution segment, for total consideration of €0.5 billion. The decision to divest resulted in the recognition of an impairment charge of €20 million. The recoverable amount, at the date of impairment, was based on fair value less costs of disposal. The fair value was determined using Level 2 inputs in accordance with the fair value hierarchy, as a market price was agreed and paid.

CRH ANNUAL REPORT AND FORM 20-F | 2019	167

Annual goodwill testing

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The CGUs represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8. A total of 25 (2018: 26) CGUs have been identified and these are analysed between the three business segments below. All businesses within the various CGUs exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Cash-generating units		Goodwill
	2019	2018	2019 €m	2018 €m
Americas Materials	7	7	3,558	3,441
Europe Materials	16	16	2,354	2,280
Building Products	2	3	2,182	2,395
Total Group	25	26	8,094	8,116

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of 25 CGUs is determined based on a value-in-use computation, using Level 3 inputs in accordance with the fair value hierarchy.

The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group’s acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 30-year annuity has been used. Projected cash flows beyond the initial evaluation period have been extrapolated using real growth rates ranging from 1.3% to 1.8% in the Americas, 0.7% to 2.0% in Europe and 3.1% in Asia. Such real growth rates do not exceed the long-term average growth rates for the countries in which each CGU operates. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 6.6% to 8.7% (2018: 7.0% to 9.2%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

The 2019 annual goodwill impairment testing process has resulted in no intangible asset impairments. The 2018 annual goodwill impairment testing process resulted in an impairment of €20 million being recorded in respect of one CGU in our Building Products segment.

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

168	CRH ANNUAL REPORT AND FORM 20-F | 2019

16.  Intangible Assets - continued

Significant goodwill amounts

The goodwill allocated to the Americas Cement (Americas Materials segment) and the Americas Building Products (Building Products segment) CGUs account for between 18% and 23% of the total carrying amount shown on page 166. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the two CGUs with significant goodwill are as follows:

	Americas Cement		Americas Building Products
	2019	2018	2019	2018
Goodwill allocated to the cash-generating unit at balance sheet date	€1,450m	€1,412m	€1,883m	€1,655m
Discount rate applied to the cash flow projections (real pre-tax)	7.6%	8.2%	8.4%	9.1%
Average EBITDA (as defined)* margin over the initial 5-year period	39.1%	37.9%	18.3%	15.3%
Value-in-use (present value of future cash flows)	€7,031m	€5,579m	€8,560m	€6,753m
Excess of value-in-use over carrying amount	€3,529m	€2,594m	€4,938m	€3,412m

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

The Americas Cement and Americas Building Products CGUs are not included in the CGUs referred to in the ‘Sensitivity analysis’ section below. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believes that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Americas Cement or Americas Building Products CGUs are considered to be warranted.

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of one of the total 25 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for this CGU are in line with those outlined above (a 30-year annuity period has been used). The CGU had goodwill of €459 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the CGU selected for sensitivity analysis disclosures:

One cash-generating unit
Reduction in EBITDA (as defined)* margin	2.2 percentage points
Reduction in profit before tax	15.7%
Reduction in net cash flow	14.4%
Increase in pre-tax discount rate	1.3 percentage points

The average EBITDA (as defined)* margin for this CGU over the initial five-year period was 20.2%. The value-in-use (being the present value of the future net cash flows) was €1,379 million and the carrying amount was €1,176 million, resulting in an excess of value-in-use over carrying amount of €203 million.

*   EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F | 2019	169

17.  Financial Assets

	Investments accounted for using the equity method (i.e. joint ventures and associates)
	Share of net assets €m	Loans €m	Total €m	Other €m
At 1 January 2019	1,102	61	1,163	23
Translation adjustment	3	-	3	1
Investments and advances	12	15	27	2
Disposals and repayments	(489)	(51)	(540)	(14)
Share of profit after tax (i)	72	-	72	-
Dividends received	(35)	-	(35)	-
At 31 December 2019	665	25	690	12

The equivalent disclosure for the prior year is as follows:

At 1 January 2018	1,123	125	1,248	25
Translation adjustment	(18)	(3)	(21)	-
Investments and advances	1	1	2	-
Investment and loan to associate in lieu of cash proceeds	35	50	85	-
Joint ventures becoming subsidiaries (note 32)	(13)	(107)	(120)	-
Disposals and repayments	(39)	(5)	(44)	(2)
Arising on acquisition (note 32)	1	-	1	-
Share of profit after tax (i)	60	-	60	-
Dividends received	(48)	-	(48)	-
At 31 December 2018	1,102	61	1,163	23

(i)	Share of profit after tax includes €12 million (2018: €12 million) relating to discontinued operations.

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2019 €m	2018 €m	2019 €m	2018 €m	2019 €m	2018 €m
Non-current assets	246	711	686	775	932	1,486
Current assets	276	220	389	468	665	688
Non-current liabilities	(164)	(331)	(91)	(115)	(255)	(446)
Current liabilities	(254)	(140)	(423)	(486)	(677)	(626)
Net assets	104	460	561	642	665	1,102

A listing of the principal equity accounted investments is contained on page 264.

170	CRH ANNUAL REPORT AND FORM 20-F | 2019

18.  Inventories

	2019 €m	2018 €m
Raw materials	1,142	1,149
Work-in-progress (i)	128	109
Finished goods	1,472	1,803
Total inventories at the lower of cost and net realisable value	2,742	3,061

(i)

Work-in-progress includes €2 million (2018: €3 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 4 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales for continuing operations amounted to €8 million (2018: €10 million; 2017: €23 million).

19.  Trade and Other Receivables

	2019 €m	2018 €m
Current
Trade receivables	2,387	2,761
Amounts receivable in respect of construction contracts (i)	914	878
Total trade receivables, gross	3,301	3,639
Loss allowance	(118)	(133)
Total trade receivables, net	3,183	3,506
Amounts receivable from equity accounted investments	8	9
Prepayments and other receivables	576	559
Total	3,767	4,074

Non-current
Other receivables	317	181

(i)

Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to €247 million and €183 million respectively (2018: €245 million and €168 million respectively).

Trade and other receivables are measured at amortised cost (less any loss allowance) as the Group’s business model is to “hold to collect” contractual cash flows, and the cash flows arising from trade and other receivables are solely payments of principal and interest.

CRH ANNUAL REPORT AND FORM 20-F | 2019	171

Valuation and qualifying accounts (loss allowance)

The movements in the loss allowance for receivables during the financial year were as follows:

	2019 €m	2018 €m	2017 €m
At 1 January	133	131	152
Reclassified from/(as) held for sale	-	6	(6)
Translation adjustment	2	-	(7)
Provided during year	45	35	32
Disposed of during year	(30)	(3)	-
Written off during year	(26)	(30)	(36)
Arising on acquisition (note 32)	1	6	3
Recovered during year	(7)	(12)	(7)
At 31 December	118	133	131

Given the common profile of CRH’s customers, how customer credit risk is managed at appropriate group locations, and the breadth and scale of its international operations, a disclosure of concentrations of credit risk by segment best enables users of financial statements to assess CRH’s credit risk exposure. The following table sets out the gross carrying value of trade receivables and loss allowance by segment:

	Gross carrying value of trade receivables			Loss allowance
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Americas Materials	1,353	1,322	1,054	27	19	17
Europe Materials	1,228	1,168	1,105	70	64	70
Building Products (i)	720	1,149	1,070	21	50	44
Total Group	3,301	3,639	3,229	118	133	131

(i)	Analysis of Building Products segment by geographic location:

	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Americas	589	566	495	16	15	10
Europe	131	583	575	5	35	34
Total	720	1,149	1,070	21	50	44

Customer credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits are established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed above comprise a large number of customers spread across the Group’s activities and geographies with balances classified as “neither past due nor impaired” representing 65% of the total trade receivables balance at the balance sheet date (2018: 64%). There have been no significant changes to the Group’s credit risk parameters or to the composition of the Group’s trade receivables portfolio during the financial year.

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

Trade receivables are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. Where recoveries are made, these are recognised in the Consolidated Income Statement.

172	CRH ANNUAL REPORT AND FORM 20-F | 2019

19.  Trade and Other Receivables - continued

Aged analysis

The aged analysis of trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2019 €m	2018 €m
Neither past due nor impaired	2,140	2,319
Past due but not impaired:
- less than 60 days	770	922
- 60 days or greater but less than 120 days	186	169
- 120 days or greater	87	96
Impaired (partial or full provision)	118	133
Total	3,301	3,639

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

CRH ANNUAL REPORT AND FORM 20-F | 2019	173

20.  Trade and Other Payables

	2019 €m	2018 €m
Current
Trade payables	2,202	2,453
Construction contract-related payables (i)	229	218
Deferred and contingent acquisition consideration (ii)	45	48
Accruals and other payables	1,897	1,887
Amounts payable to equity accounted investments	3	3
Total	4,376	4,609

Non-current
Other payables	195	181
Deferred and contingent acquisition consideration (ii)	290	291
Total	485	472

(i)

Construction contract-related payables include billings in excess of revenue, together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon. €174 million was recognised in the Consolidated Income Statement during 2019 which was included in the contract-related payables balance at 31 December 2018.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(ii)

The fair value of total contingent consideration is €248 million (2018: €220 million) (Level 3 input in the fair value hierarchy), and deferred consideration is €87 million (2018: €119 million). On an undiscounted basis, the corresponding future payments relating to contingent consideration, for which the Group may be liable, ranges from €267 million to €410 million. This is based on a range of estimated potential outcomes of the expected payment amounts. The movement in deferred and contingent consideration during the financial year was as follows:

	2019 €m	2018 €m
At 1 January	339	265
Reclassified from held for sale	-	2
Translation adjustment	6	19
Arising on acquisitions and investments during year (note 32)	18	103
Changes in estimate	5	(8)
Disposals	(4)	(2)
Paid during year	(48)	(55)
Discount unwinding	19	15
At 31 December	335	339

174	CRH ANNUAL REPORT AND FORM 20-F | 2019

21. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2019	3,061	4,255	(5,081)	(1,087)	1,148
Effect of adopting IFRS 16	-	3	11	1	15
Translation adjustment	64	94	(107)	(17)	34
Arising on acquisition (note 32)	58	66	(73)	(6)	45
Disposals	(520)	(669)	510	-	(679)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(18)	-	(18)
- paid during year	-	-	48	-	48
Deferred proceeds arising on disposals during year	-	269	-	-	269
Interest accruals and discount unwinding	-	(11)	(1)	(22)	(34)
Additions to leased mineral reserves	-	-	(86)	-	(86)
Increase/(decrease) in working capital and provisions for liabilities	79	77	(64)	(28)	64
At 31 December 2019	2,742	4,084	(4,861)	(1,159)	806

The equivalent disclosure for the prior years is as follows:

At 1 January 2018	2,715	3,786	(4,760)	(1,064)	677
Reclassified from held for sale	266	334	(306)	-	294
Translation adjustment	52	57	(71)	(10)	28
Arising on acquisition (note 32)	255	318	(224)	(84)	265
Disposals	(405)	(390)	293	3	(499)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(103)	-	(103)
- paid during year	-	-	55	-	55
Deferred proceeds arising on disposals during year	-	10	-	-	10
Interest accruals and discount unwinding	-	-	(21)	(21)	(42)
Increase in working capital and provisions for liabilities	178	140	56	89	463
At 31 December 2018	3,061	4,255	(5,081)	(1,087)	1,148

At 1 January 2017	2,939	4,191	(5,276)	(1,060)	794
Translation adjustment	(218)	(286)	348	72	(84)
Arising on acquisition (note 32)	114	129	(149)	(49)	45
Disposals	(34)	(16)	20	1	(29)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(45)	-	(45)
- paid during year	-	-	53	-	53
Deferred proceeds arising on disposals during year	-	3	-	-	3
Interest accruals and discount unwinding	-	1	-	(24)	(23)
Reclassification	(3)	(14)	65	-	48
Increase/(decrease) in working capital and provisions for liabilities	183	112	(82)	(4)	209
Reclassified as held for sale	(266)	(334)	306	-	(294)
At 31 December 2017	2,715	3,786	(4,760)	(1,064)	677

CRH ANNUAL REPORT AND FORM 20-F | 2019	175

22.  Leases

A. IFRS 16 Leases disclosures

Leased right-of-use assets	Land and buildings €m	Plant and machinery €m	Other €m	Total €m
At 31 December 2019
Cost	1,205	453	67	1,725
Accumulated depreciation	(119)	(116)	(20)	(255)
Net carrying amount	1,086	337	47	1,470

At 1 January 2019, net carrying amount	-	-	-	-
Effect of adopting IFRS 16	1,478	424	60	1,962
Translation adjustment	27	12	-	39
Transfer from/(to) owned assets	5	(17)	-	(12)
Additions at cost	47	87	28	162
Arising on acquisition (note 32)	63	3	-	66
Disposals at net carrying amount	(384)	(47)	(15)	(446)
Adjustment as a result of remeasurement of lease liability	22	8	3	33
Depreciation charge for year (i)	(172)	(133)	(29)	(334)
At 31 December 2019, net carrying amount	1,086	337	47	1,470

Lease liabilities
At 1 January 2019	-	-	-	-
Effect of adopting IFRS 16	1,493	425	59	1,977
Translation adjustment	29	10	-	39
Addition of right-of-use assets	47	87	28	162
Arising on acquisition (note 32)	63	1	-	64
Disposals	(386)	(46)	(15)	(447)
Remeasurements	22	8	3	33
Payments	(198)	(157)	(31)	(386)
Discount unwinding (ii)	55	12	2	69
At 31 December 2019	1,125	340	46	1,511

(i)	The depreciation charge for the year includes €63 million relating to discontinued operations.

(ii)	Includes €7 million relating to discontinued operations.

The table below shows a maturity analysis of the discounted and undiscounted lease liability arising from the Group’s leasing activities. The projections are based on the foreign exchange rates applying at the end of the relevant financial year and on interest rates (discounted projections only) applicable to the lease portfolio.

	As at 31 December 2019
	Discounted €m	Undiscounted €m
Within one year	271	275
Between one and two years	219	231
Between two and three years	174	193
Between three and four years	136	158
Between four and five years	112	135
After five years	599	1,046
Total	1,511	2,038

176	CRH ANNUAL REPORT AND FORM 20-F | 2019

22.  Leases - continued

The Group avails of the exemption from capitalising lease costs for short-term leases and low-value assets where the relevant criteria are met. Variable lease payments directly linked to sales or usage are also expensed as incurred. The following lease costs have been charged to the Consolidated Income Statement as incurred:

Continuing operations	2019 €m
Short-term leases	171
Lease of low-value assets	7
Variable lease payments not included in the lease liability	90
Total	268

Total cash outflow for lease payments	654

Lease commitments for short-term leases are similar to the portfolio of short-term leases for which the costs, as above, were expensed to the Consolidated Income Statement. The effect of excluding future cash outflows arising from variable lease payments, termination options, residual value guarantees and leases not yet commenced from lease liabilities was not material for the Group. The potential undiscounted future cash outflows arising from the exercise of renewal options that are not expected to be exercised (and are therefore not included in the lease term) are as follows:

As at 31 December 2019 €m
Within one year	2
Between one and two years	3
Between two and three years	4
Between three and four years	6
Between four and five years	7
After five years	483
Total	505

Income from subleasing and gains/losses on sale and leaseback transactions were not material for the Group.

B. IAS 17 Leases disclosures

Operating lease rentals charged to the Consolidated Income Statement for the years ended 31 December 2018 and 31 December 2017 under IAS 17 were as follows:

	2018 €m	2017 €m
Continuing operations
Hire of plant and machinery	308	279
Land and buildings	174	188
Other operating leases	51	46
Total	533	513

Lease commitments were provided for up to the earliest break clause in the lease.

As at 31 December 2018 €m
Within one year	353
After one year but not more than five years	769
More than five years	789
Total	1,911

The commitments above include €408 million of operating lease commitments relating to discontinued operations in 2018.

CRH ANNUAL REPORT AND FORM 20-F | 2019	177

23.  Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises lease liabilities under IFRS 16, cash and cash equivalents, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 24 for details of the capital and risk management policies employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2019		As at 31 December 2018
	Fair value* €m	Book value €m	Fair value* €m	Book value €m
Lease liabilities under IFRS 16 (note 22) (i)	(1,511)	(1,511)	-	-
Interest-bearing loans and borrowings (note 26) (ii)	(9,572)	(9,014)	(9,223)	(9,316)
Derivative financial instruments (net) (note 27)	65	65	(14)	(14)
Cash and cash equivalents (note 25)	3,755	3,755	2,346	2,346
Group net debt	(7,263)	(6,705)	(6,891)	(6,984)

Reconciliation of opening to closing net debt	2019 €m	2018 €m	2017 €m
At 1 January	(6,984)	(5,796)	(5,297)
Movement in year
Effect of adopting IFRS 16	(1,954)	-	-
Debt, including lease liabilities, in acquired companies (note 32)	(73)	(74)	(12)
Debt, including lease liabilities, in disposed companies	415	-	-
Increase in interest-bearing loans and borrowings	(91)	(1,434)	(1,010)
Net increase in lease liabilities under IFRS 16 (i)	(163)	-	-
Net cash flow arising from derivative financial instruments	36	(6)	(169)
Repayment of interest-bearing loans, borrowings and finance leases (ii)	572	246	343
Repayment of lease liabilities under IFRS 16 (i)	317	-	-
Mark-to-market adjustment	25	2	9
Translation adjustment on financing activities	(214)	(133)	654
Increase in liabilities from financing activities	(1,130)	(1,399)	(185)
Translation adjustment on cash and cash equivalents	27	17	(161)
Increase/(decrease) in cash and cash equivalents	1,382	194	(153)
At 31 December	(6,705)	(6,984)	(5,796)

Notes	(i) and (ii) are set out overleaf.

* All interest-bearing loans and borrowings are Level 2 fair value measurements.

178	CRH ANNUAL REPORT AND FORM 20-F | 2019

23.  Analysis of Net Debt - continued

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2019			As at 31 December 2018
	€m	Interest rate	Weighted average fixed period Years	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (iii)	(8,743)			(9,107)
Derivative financial instruments - fixed rate	1,599			1,726
Net fixed rate debt including derivatives	(7,144)	3.4%	9.2	(7,381)	3.5%	9.8
Interest-bearing loans and borrowings nominal - floating rate (iv)	(158)			(157)
Adjustment of debt from nominal to book value (iii)	(113)			(52)
Derivative financial instruments - currency floating rate	(1,534)			(1,740)
Gross debt including derivative financial instruments, excluding lease liabilities	(8,949)	3.3%		(9,330)	3.6%
Lease liabilities - fixed rate	(1,511)			-
Gross debt including derivative financial instruments, including lease liabilities	(10,460)			(9,330)
Cash and cash equivalents - floating rate (note 25)	3,755			2,346
Group net debt	(6,705)			(6,984)

(i)	All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

(ii)	Interest-bearing loans and borrowings in 2018 include finance leases previously capitalised under IAS 17.

(iii)	Of the Group’s nominal fixed rate debt at 31 December 2019, €1,599 million (2018: €1,726 million) is hedged to floating rate using interest rate swaps.

(iv)	Floating rate debt comprises bank borrowings bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

CRH ANNUAL REPORT AND FORM 20-F | 2019	179

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2019 and 31 December 2018 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Canadian Dollar €m	Philippine Peso €m	Polish Zloty €m	Swiss Franc €m	Other (i) €m	Total €m
Lease liabilities under IFRS 16 (note 22) (ii)	(255)	(752)	(223)	(151)	(11)	(27)	(48)	(44)	(1,511)
Cash and cash equivalents (note 25)	1,935	863	238	175	34	105	168	237	3,755
Interest-bearing loans and borrowings (note 26)	(3,310)	(4,444)	(469)	(9)	(439)	-	(303)	(40)	(9,014)
Derivative financial instruments (net) (note 27)	1,438	93	(391)	(676)	(38)	(150)	-	(211)	65
Net debt by major currency including derivative financial instruments	(192)	(4,240)	(845)	(661)	(454)	(72)	(183)	(58)	(6,705)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,242	14,340	2,783	1,741	1,507	331	459	1,541	26,944
Current assets	1,256	3,315	788	499	150	138	71	312	6,529
Non-current liabilities	(672)	(2,417)	(314)	(205)	(150)	(19)	(121)	(112)	(4,010)
Current liabilities	(1,442)	(1,995)	(837)	(320)	(183)	(147)	(77)	(277)	(5,278)
Non-controlling interests	(48)	(50)	-	-	(414)	-	(6)	(22)	(540)
Capital and reserves attributable to the Company’s equity holders	3,144	8,953	1,575	1,054	456	231	143	1,384	16,940

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents (note 25)	1,077	646	214	69	13	90	81	156	2,346
Interest-bearing loans and borrowings (note 26)	(3,824)	(4,332)	(495)	(2)	(354)	-	(302)	(7)	(9,316)
Derivative financial instruments (net) (note 27)	1,826	(399)	(340)	(440)	(60)	(198)	(299)	(104)	(14)
Net debt by major currency including derivative financial instruments	(921)	(4,085)	(621)	(373)	(401)	(108)	(520)	45	(6,984)

Non-debt assets and liabilities analysed as follows:
Non-current assets	4,650	13,007	2,461	1,375	1,352	283	741	1,763	25,632
Current assets	1,884	3,222	746	458	117	142	297	284	7,150
Non-current liabilities	(669)	(2,275)	(276)	(203)	(137)	(5)	(164)	(95)	(3,824)
Current liabilities	(1,696)	(1,820)	(836)	(309)	(156)	(136)	(182)	(285)	(5,420)
Non-controlling interests	(51)	(61)	-	-	(384)	-	(11)	(18)	(525)
Capital and reserves attributable to the Company’s equity holders	3,197	7,988	1,474	948	391	176	161	1,694	16,029

(i)	The principal currencies included in this category are the Chinese Renminbi, the Romanian Leu, the Indian Rupee, the Ukrainian Hryvnia and the Serbian Dinar.

(ii)	All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

180	CRH ANNUAL REPORT AND FORM 20-F | 2019

23.  Analysis of Net Debt - continued

Liquidity and capital resources
The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position:

	2019 €m	2018 €m	2017 €m
Net cash inflow from operating activities	3,466	1,899	2,189
Net cash inflow/(outflow) from investing activities	195	(1,592)	(2,685)
Net cash (outflow)/inflow from financing activities	(2,279)	(113)	343
Increase/(decrease) in cash and cash equivalents	1,382	194	(153)
Cash and cash equivalents at beginning of year, excluding overdrafts (note 25)	2,346	2,135	2,449
Effect of exchange rate changes	27	17	(161)
Cash and cash equivalents at end of year, excluding overdrafts (note 25)	3,755	2,346	2,135
Lease liabilities under IFRS 16	(1,511)	-	-
Bank overdrafts	(41)	(113)	(71)
Borrowings	(8,973)	(9,203)	(7,910)
Derivative financial instruments	65	(14)	50
Total liabilities from financing activities	(10,460)	(9,330)	(7,931)
Net debt at end of year	(6,705)	(6,984)	(5,796)
Cash at bank and in hand reclassified as held for sale	-	-	(20)
Bank overdrafts reclassified as held for sale	-	-	5
Group net debt excluding net debt reclassified as held for sale	(6,705)	(6,984)	(5,811)

The Group believes that its financial resources (operating cash together with cash and cash equivalents of €3.8 billion and undrawn committed loan facilities of €3.6 billion) will be sufficient to cover the Group’s cash requirements.

At 31 December 2019, euro and US Dollar denominated cash and cash equivalents represented 52% (2018: 46%) and 23% (2018: 27%) of total cash and cash equivalents respectively.

CRH ANNUAL REPORT AND FORM 20-F | 2019	181

Significant borrowings

The main sources of Group debt funding are public bond markets in Europe and North America. The following external bonds were outstanding as at 31 December 2019:

	Annual coupons	Outstanding millions	Final maturity
euro bonds	2.750%	€750	2020
US Dollar bonds	5.750%	US$400	2021
euro bonds	1.750%	€600	2021
Swiss Franc bonds	1.375%	CHF330	2022
euro bonds	3.125%	€750	2023
euro bonds	1.875%	€600	2024
US Dollar bonds	3.875%	US$1,250	2025
US Dollar bonds	3.400%	US$600	2027
US Dollar bonds	3.950%	US$900	2028
euro bonds	1.375%	€600	2028
Pound Sterling bonds	4.125%	£400	2029
US Dollar bonds (i)	6.400%	US$213	2033
US Dollar bonds	5.125%	US$500	2045
US Dollar bonds	4.400%	US$400	2047
US Dollar bonds	4.500%	US$600	2048

(i)

The US$300 million bond was issued in September 2003, and at time of issuance the bond was partially swapped to floating interest rates. In August 2009 and December 2010, US$87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken and the interest rate hedge was closed out. At 31 December 2019, the remaining fair value on the hedged item on the Consolidated Balance Sheet was US$42 millon (2018: US$45 million).

182	CRH ANNUAL REPORT AND FORM 20-F | 2019

24.  Capital and Financial Risk Management

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

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2019 €m	2018 €m
Capital and reserves attributable to the Company’s equity holders	16,940	16,029
Net debt	6,705	6,984
Capital and net debt	23,645	23,013

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

Dividend cover for the year ended 31 December 2019 amounted to 2.90x (2018: 4.20x).

No changes were made in the objectives or policies during 2019.

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents and leases are used to finance the Group’s operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. With respect to interest-bearing loans and borrowings and interest rate swaps, the Group is aware of plans to phase out the current benchmark for lending rates (Inter-bank Offered Rates - IBOR), and replace it with alternative benchmarks or reference rates. The Group is currently performing an assessment of the impact of the benchmark switch. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The Group’s corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Group Treasurer reports to the Director of Group Finance and the activities of the corporate treasury function are subject to regular internal audit. Systems and processes are in place to monitor and control the Group’s liquidity risks. The Group’s net debt position forms part of the monthly documentation presented to the Board.

The Group’s hedging activity is based on observable economic relationships, when there is confidence that such relationships will continue for the foreseeable future. Matching critical terms such as notional amount, tenor, timing and currency, the Group establishes relationships between a hedge item and hedge instrument where directional response to changes in fair value, driven by underlying economic conditions, are opposing and proportional in equal measure being an economic relationship under IFRS 9. Hedging ratios of one to one are used throughout all hedging activity as the hedge item and hedge instrument are of the same type and currency. The hedges employed mitigate identified risks and have consistently demonstrated close economic relationships. Ineffectiveness between the hedge item and hedge instrument are immaterial in the overall context of the Group.

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

The majority of these swaps are designated under IFRS 9 to hedge underlying debt obligations and qualify for hedge accounting treatment; undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 27.

The Group’s interest rate hedging strategy and activity employs the premise that changes in macro-economic factors are reflected in current interest rates. In the economic relationship the relative value of the fixed rate at which a bond was issued will change in line with market interest rates and a floating rate swap will counterbalance changes in the bond’s fair value. A hypothetical derivative is used to replicate the impact that changes in market interest rates could have on the fixed rate bond (hedged item) which is measured against the interest rate swap (hedge instrument). A hedge ratio of one to one is established. Potential sources of ineffectiveness comprise the timing of floating rate resets and counterparty credit adjustments to the interest rate swap. Past observations on interest rate movements provide evidence that such relationships will continue for the foreseeable future. The notional amount of interest rate swaps is set out in note 23.

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

Percentage change in cost of borrowings (i)		+/- 1%
Impact on profit before tax	2019	+/- €6m
	2018	+/- €4m
	2017	+/- €6m

Impact on total equity	2019	-/+ €2.5m
	2018	-/+ €6.7m
	2017	-/+ €0.4m

(i)	Sensitivity analysis for cost of borrowing has been presented for continuing operations only.

CRH ANNUAL REPORT AND FORM 20-F | 2019	183

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

Given the Group’s presence in 30 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group’s net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 23. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The Group’s foreign exchange hedging strategy and activity is based on the assumption that changes in international economic factors are reflected in current foreign exchange rates and impacts the translation of the Group’s non-euro net assets. The economic relationship, being the translation impact of the Group’s net investment in non-euro subsidiaries (hedge item) is hedged against a foreign currency swap (hedge instrument) to counterbalance movements in foreign currency rates. The Group identifies certain portions of foreign currency net investments where foreign currency translation movements can be mitigated through the use of currency swaps in the same currency pairing. A hedge ratio of one to one is established. As at 31 December 2019, the notional amount of hedged net investments was €939 million (2018: €942 million). The fair value movements of the hedge instruments are inverse to the impact of the translation of the hedged net assets because the critical terms match. This reduces the Group’s exposure to fluctuations on the translation of the Group’s subsidiaries with a non-euro functional currency into euro. Potential sources of ineffectiveness are changes in the interest rate differential of the hedged currency pair, recorded through the Consolidated Income Statement. Past trends indicate that the economic relationship described will continue for the foreseeable future. The fair values and maturity analysis of the hedge instruments are set out in note 27.

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

Percentage change in relevant €/US$ exchange rate (i)		+/- 5%
Impact on profit before tax	2019	-/+ €83m
	2018	-/+ €149m
	2017	-/+ €52m

Impact on total equity*	2019	-/+ €448m
	2018	-/+ €399m
	2017	-/+ €291m

* Includes the impact on financial instruments which is as follows:	2019	+/- €212m
	2018	+/- €204m
	2017	+/- €165m

(i) Sensitivity analysis for exchange rates has been presented for continuing operations only.

Financial instruments include deposits, money market funds, commercial papers, bank loans, medium-term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as cash equivalents (see note 25). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - in general - counterparties have ratings of A3/A- or higher from Moody’s/Standard & Poor’s ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Credit risk arising in the context of the Group’s operations is not significant with the total loss allowance at the balance sheet date amounting to 3.6% of gross trade receivables (2018: 3.7%). Information in relation to the Group’s credit risk management of trade receivables is provided in note 19. Amounts receivable from related parties (notes 19 and 34) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management.

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

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 26; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group’s outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 26.

The Group’s €1.5 billion Euro Commercial Paper Programme and US$2.0 billion US Dollar Commercial Paper Programme means we have framework programmes in the money markets

184	CRH ANNUAL REPORT AND FORM 20-F | 2019

24.  Capital and Financial Risk Management - continued

in place that allow the Group to issue in the relevant markets within a short period of time. The Group reinstated its Registration Statement programme in the US during 2019, which allows it to issue SEC registered notes in the US Dollar Debt Capital Markets.

Commodity price risk

The principal commodity price risks are identified in a variety of highly probable and active commodity contracts where a significant part of the price to be paid relies on a reference to specific floating price indices (usually US Dollar) for a specific period. Programmes are in place to hedge the quantities and qualities of commodity products, including coal, high sulphur fuel oil, diesel, electricity and carbon credits. The aim of the programmes is to neutralise the variability in the Consolidated Income Statement as a result of changes in associated commodity indices over a timeframe of approximately five years (2018: three years). A hedge ratio of one to one is established. Fixed price swap contracts in the entity’s operating currency are used to hedge the same specific floating index risk and currency risk where it is determined that those risks are better managed at a fixed price rather than being exposed to uncontrollable price fluctuations due to the floating price index element of the contract. Sources of ineffectiveness can relate to timing of cash flows and counterparty credit risk adjustments. The derivative contracts qualify for cash flow hedge accounting under IFRS 9 and the fair values by maturity are set out in note 27.

The notional and fair values in respect of derivative contracts as at 31 December 2019 and 31 December 2018 were as follows:

Profile of commodity products
	As at 31 December 2019		As at 31 December 2018
	Notional value €m	Fair value €m	Notional value €m	Fair value €m
Commodity contracts	105	-	162	-
Derivative liability	-	-	-	(27)

CRH ANNUAL REPORT AND FORM 20-F | 2019	185

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

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2019

Financial liabilities - cash outflows

Trade and other payables	4,376	139	40	24	165	212	4,956

Lease liabilities under IFRS 16 (i)	275	231	193	158	135	1,046	2,038

Other interest-bearing loans and borrowings	824	962	391	754	602	5,429	8,962

Interest payments on other interest-bearing loans and borrowings (ii)	307	275	258	233	227	1,856	3,156

Cross-currency swaps - gross cash outflows	1,615	13	-	-	-	-	1,628

Other derivative financial instruments	4	1	-	-	-	-	5
Gross projected cash outflows	7,401	1,621	882	1,169	1,129	8,543	20,745

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (iii)	(13)	(13)	(13)	(8)	(6)	(12)	(65)

Cross-currency swaps - gross cash inflows	(1,605)	(13)	-	-	-	-	(1,618)

Other derivative financial instruments	(4)	(1)	-	-	-	-	(5)
Gross projected cash inflows	(1,622)	(27)	(13)	(8)	(6)	(12)	(1,688)

The equivalent disclosure for the prior year is as follows:

At 31 December 2018

Financial liabilities - cash outflows

Trade and other payables	4,609	160	30	18	11	348	5,176

Finance leases (i)	5	3	3	2	2	6	21

Other interest-bearing loans and borrowings	620	752	953	375	753	5,856	9,309

Interest payments on finance leases (i)	-	-	-	-	-	2	2

Interest payments on other interest-bearing loans and borrowings (ii)	328	297	265	248	224	2,022	3,384

Cross-currency swaps - gross cash outflows	2,320	2	-	-	-	-	2,322

Other derivative financial instruments	30	2	-	-	-	-	32
Gross projected cash outflows	7,912	1,216	1,251	643	990	8,234	20,246

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (iii)	(11)	(9)	(9)	(9)	(4)	(1)	(43)

Cross-currency swaps - gross cash inflows	(2,346)	(2)	-	-	-	-	(2,348)

Other derivative financial instruments	(3)	(2)	(1)	-	-	-	(6)
Gross projected cash inflows	(2,360)	(13)	(10)	(9)	(4)	(1)	(2,397)

(i)	Finance leases in 2018 relate to leases previously capitalised under IAS 17. All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

(ii)

At 31 December 2019 and 31 December 2018, a portion of the Group’s long-term debt carried variable interest rates. The Group uses the interest rates in effect on 31 December to calculate the interest payments on the long-term debt for the periods indicated.

(iii)

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

186	CRH ANNUAL REPORT AND FORM 20-F | 2019

25.  Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 24.

Cash and cash equivalents are included in the Consolidated Balance Sheet at amortised cost and are analysed as follows:

	2019 €m	2018 €m
Cash at bank and in hand	1,005	814

Investments (short-term deposits)	2,750	1,532
Total	3,755	2,346

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

26. Interest-bearing Loans and Borrowings

	2019 €m	2018 €m
Bank overdrafts	41	113

Bank loans	465	356

Bonds	8,508	8,825

Finance leases (i)	-	21

Other	-	1
Interest-bearing loans and borrowings	9,014	9,316

Interest-bearing loans and borrowings include loans of €nil million (2018: €5 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

(i)	Finance leases in 2018 relate to leases previously capitalised under IAS 17. Refer to note 22 for all leases capitalised under IFRS 16 in 2019.

CRH ANNUAL REPORT AND FORM 20-F | 2019	187

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2019		As at 31 December 2018
	Loans and borrowings €m	Undrawn committed facilities €m	Loans and borrowings €m	Undrawn committed facilities €m
Within one year	815	-	618	-

Between one and two years	956	12	748	-

Between two and three years	385	5	948	15

Between three and four years	771	50	370	50

Between four and five years	598	3,500	776	3,500

After five years	5,489	43	5,856	18
Total	9,014	3,610	9,316	3,583

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table above represent the facilities available to be drawn by the Group at 31 December 2019. In April 2019, the Group successfully extended its €3.5 billion syndicated credit facility with a group of bank lenders and at the same time made a number of amendments including the removal of all financial covenants which improved the flexibility of the facility.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €8.5 billion in respect of loans and borrowings, bank advances, derivative obligations and future lease obligations (2018: €8.9 billion) and €0.4 billion in respect of letters of credit (2018: €0.3 billion).

Any Irish registered wholly-owned subsidiary of the Company may avail of the exemption from filing its statutory financial statements for the year ended 31 December 2019 as permitted by section 357 of the Companies Act 2014 and if an Irish registered wholly-owned subsidiary of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of section 357 (1)(b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended 31 December 2019.

188	CRH ANNUAL REPORT AND FORM 20-F | 2019

27.  Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges €m	Cash flow hedges €m	Net investment hedges €m	Not designated as hedges €m	Total €m
At 31 December 2019

Derivative assets

Within one year - current assets	-	3	2	1	6

Between one and two years	-	1	-	-	1

Between three and four years	23	-	-	-	23

After five years	52	-	-	-	52
Non-current assets	75	1	-	-	76

Total derivative assets	75	4	2	1	82

Derivative liabilities

Within one year - current liabilities	-	(8)	(4)	(4)	(16)

Between one and two years - non-current liabilities	-	(1)	-	-	(1)

Total derivative liabilities	-	(9)	(4)	(4)	(17)

Net asset/(liability) arising on derivative financial instruments	75	(5)	(2)	(3)	65

The equivalent disclosure for the prior year is as follows:

At 31 December 2018

Derivative assets

Within one year - current assets	-	3	10	2	15

Between one and two years	-	2	-	-	2

Between two and three years	-	1	-	-	1

Between four and five years	24	-	-	-	24

After five years	3	-	-	-	3
Non-current assets	27	3	-	-	30

Total derivative assets	27	6	10	2	45

Derivative liabilities

Within one year - current liabilities	-	(32)	(2)	(7)	(41)

Between one and two years	-	(2)	-	-	(2)

After five years	(16)	-	-	-	(16)
Non-current liabilities	(16)	(2)	-	-	(18)

Total derivative liabilities	(16)	(34)	(2)	(7)	(59)

Net asset/(liability) arising on derivative financial instruments	11	(28)	8	(5)	(14)

CRH ANNUAL REPORT AND FORM 20-F | 2019	189

At 31 December 2019 and 2018, the Group had no master netting or similar arrangements, collateral posting requirements, or enforceable right of set-off agreements with any of its derivative counterparts.

Fair value hedges consist of interest rate swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate movements.

Cash flow hedges consist of forward foreign exchange and commodity contracts and currency swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates and commodity prices. Cash flow hedges are expected to affect profit and loss over the period to maturity.

Net investment hedges comprise cross-currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2019 €m	2018 €m	2017 €m
Fair value of hedge instruments	64	(12)	(16)

Fair value of the hedged items	(64)	11	18

Components of other comprehensive income - cash flow hedges

Gains/(losses) arising during the year:

- commodity forward contracts	27	(38)	9

- currency forward contracts	(3)	(2)	(1)
Total	24	(40)	8

Fair value hierarchy	2019 Level 2 €m	2018 Level 2 €m
Assets measured at fair value

Fair value hedges - interest rate swaps	75	27

Cash flow hedges - cross-currency and commodity forwards	4	6

Net investment hedges - cross-currency swaps	2	10

Not designated as hedges (held for trading) - cross-currency swaps and forward foreign exchange contracts	1	2
Total	82	45

Liabilities measured at fair value

Fair value hedges - interest rate swaps	-	(16)

Cash flow hedges - cross-currency and commodity forwards	(9)	(34)

Net investment hedges - cross-currency swaps	(4)	(2)

Not designated as hedges (held for trading) - cross-currency swaps and forward foreign exchange contracts	(4)	(7)
Total	(17)	(59)

At 31 December 2019 and 2018 there were no derivatives valued using Level 1 or Level 3 fair value techniques.

190	CRH ANNUAL REPORT AND FORM 20-F | 2019

28.  Provisions for Liabilities

	At 1 January €m	Effect of adopting IFRS 16 €m	Translation adjustment €m	Arising on acquisition (note 32) €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding €m	At 31 December €m
31 December 2019

Insurance (i)	279	-	5	-	114	(88)	-	(24)	8	294

Environment and remediation (ii)	484	-	13	6	41	(26)	-	(8)	11	521

Rationalisation and redundancy (iii)	23	-	-	-	29	(35)	-	(3)	-	14

Other (iv)	301	(1)	(1)	-	108	(34)	-	(46)	3	330
Total	1,087	(1)	17	6	292	(183)	-	(81)	22	1,159

Analysed as:

Non-current liabilities	719									760

Current liabilities	368									399
Total	1,087									1,159

The equivalent disclosure for the prior year is as follows:

31 December 2018

Insurance (i)	292	-	10	7	95	(71)	-	(61)	7	279

Environment and remediation (ii)	441	-	-	75	28	(26)	(2)	(43)	11	484

Rationalisation and redundancy (iii)	25	-	-	-	30	(31)	-	(1)	-	23

Other (iv)	306	-	-	2	75	(32)	(1)	(52)	3	301
Total	1,064	-	10	84	228	(160)	(3)	(157)	21	1,087

Analysed as:

Non-current liabilities	693									719

Current liabilities	371									368
Total	1,064									1,087

(i)

This provision relates to obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the US), public and products liability (general liability in the US), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of five years (2018: five years).

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

(iii)

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which are individually material to the Group. In 2019, €29 million (2018: €30 million; 2017: €32 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply; back office rationalisation; and the consolidation of certain regional support functions into central and more coordinated hubs. The Group expects that these provisions will primarily be utilised within one to two years of the balance sheet date (2018: one to two years).

(iv)

Other provisions primarily relate to legal claims, onerous contracts, guarantees and warranties and employee related provisions. The Group expects the majority of these provisions will be utilised within two to five years of the balance sheet date (2018: two to five years); however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

CRH ANNUAL REPORT AND FORM 20-F | 2019	191

29.  Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2019 €m	2018 €m
Reported in balance sheet after offset

Deferred tax liabilities	2,338	2,209

Deferred tax assets	(67)	(71)
Net deferred income tax liability	2,271	2,138

Deferred income tax assets (deductible temporary differences)

Deficits on Group retirement benefit obligations (note 30)	91	95

Revaluation of derivative financial instruments to fair value	7	13

Tax loss carryforwards	152	153

Share-based payment expense	32	21

Provisions for liabilities and working capital-related items	257	266

Lease liabilities	283	-

Other deductible temporary differences	23	39
Total	845	587

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €1.5 billion (2018: €1.5 billion). The vast majority either do not expire based on current tax legislation or they expire post 2024 (2018: 2023).

Deferred income tax liabilities (taxable temporary differences)

Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	2,819	2,701

Leased right-of-use assets	273	-

Revaluation of derivative financial instruments to fair value	11	11

Rolled-over capital gains	13	13
Total	3,116	2,725

Movement in net deferred income tax liability

At 1 January	2,138	1,571

Reclassified from held for sale	-	14

Translation adjustment	51	47

Net expense for the year (ii)	112	111

Arising on acquisition (note 32)	-	411

Disposal	(31)	(16)

Movement in deferred tax recognised in the Consolidated Statement of Comprehensive Income	6	(4)

Movement in deferred tax recognised in the Consolidated Statement of Changes in Equity	(5)	4
At 31 December	2,271	2,138

(i)	Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

(ii)	The net expense for the year includes income of €3 million (2018: expense of €4 million) relating to discontinued operations.

192	CRH ANNUAL REPORT AND FORM 20-F | 2019

30. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group.

The Group operates defined benefit pension schemes in Belgium, Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, the Republic of Ireland, Romania, Serbia, Slovakia, Switzerland, the UK and the US. The Group has a mixture of funded and unfunded defined benefit pension schemes. The net liability of the funded schemes is €98 million, net of surpluses of €67 million (2018: €113 million, net of surpluses of €51 million). Unfunded obligations (including jubilee, post-retirement healthcare obligations and long-term service commitments) comprise of a number of schemes in Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, Romania, Serbia, Slovakia, Switzerland and the US, totalling a net liability of €329 million (2018: €311 million).

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

Financial assumptions—scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:

	Eurozone			Switzerland			United States and Canada
	2019%	2018%	2017%	2019%	2018%	2017%	2019%	2018%	2017%
Rate of increase in:

- salaries	3.37	3.50	3.59	1.50	1.50	1.25	3.37	3.38	3.27

- pensions in payment	1.46	1.62	1.70	-	-	-	-	-	-

Inflation	1.50	1.65	1.75	1.00	1.00	0.75	2.00	2.00	2.00

Discount rate	1.43	2.12	2.05	0.30	0.85	0.70	3.14	4.10	3.52

Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	5.18	1.55	6.33

CRH ANNUAL REPORT AND FORM 20-F | 2019	193

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

	Republic of Ireland			Switzerland			United States and Canada
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Current retirees

- male	23.0	22.4	22.7	22.6	22.5	22.4	20.2	20.1	20.6

- female	24.5	24.1	24.4	24.7	24.5	24.4	22.3	22.6	23.1

Future retirees

- male	25.4	24.9	25.5	24.8	24.7	24.6	22.1	22.0	22.3

- female	26.8	26.4	27.0	26.8	26.7	26.6	24.2	24.5	24.7

The above data allows for future improvements in life expectancy.

Impact on Consolidated Income Statement

The total retirement benefit expense from continuing operations in the Consolidated Income Statement is as follows:

	2019 €m	2018 €m	2017 €m

Total defined contribution expense (i)	259	225	228

Total defined benefit expense	45	43	36
Total expense in Consolidated Income Statement	304	268	264

At 31 December 2019, €96 million (2018: €90 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

Charged in arriving at Group profit before finance costs:

Current service cost	43	43	40
Administration expenses	7	3	3
Past service credit (net) (iii)	(18)	(13)	(17)
Subtotal	32	33	26

Included in finance income and finance costs respectively:

Interest income on scheme assets	(64)	(55)	(45)
Interest cost on scheme liabilities	77	65	55
Net interest expense	13	10	10

Net expense to Consolidated Income Statement	45	43	36

The composition of the net expense/(credit) to the Consolidated Income Statement is as follows:

Eurozone	25	23	24
Switzerland	7	7	(11)
United States and Canada	5	6	14
Other	8	7	9
Total	45	43	36

Notes (i), (ii) and (iii) are set out on page 195.

194	CRH ANNUAL REPORT AND FORM 20-F | 2019

30. Retirement Benefit Obligations - continued

Reconciliation of scheme assets (bid value)	2019 €m	2018 €m
At 1 January	2,913	2,622
Movement in year
Interest income on scheme assets (ii)	68	59
Arising on acquisition (note 32)	3	337
Disposals	(592)	-
Remeasurement adjustments
- return on scheme assets excluding interest income	316	(137)
Employer contributions paid	52	118
Contributions paid by plan participants	13	14
Benefit and settlement payments	(139)	(130)
Administration expenses (ii)	(7)	(4)
Translation adjustment	55	34
At 31 December	2,682	2,913

The composition of scheme assets is as follows:

Eurozone	1,283	1,181
Switzerland	344	808
United States and Canada	845	728
Other	210	196
Total	2,682	2,913

Reconciliation of actuarial value of liabilities
At 1 January	(3,337)	(2,999)
Movement in year
Current service cost (ii)	(60)	(64)
Past service credit (net) (ii)	18	17
Interest cost on scheme liabilities (ii)	(81)	(69)
Arising on acquisition (note 32)	(4)	(452)
Disposals	636	6
Remeasurement adjustments
- experience variations	33	1
- actuarial (loss)/gain from changes in financial assumptions	(384)	120
- actuarial gain from changes in demographic assumptions	18	26
Contributions paid by plan participants	(13)	(14)
Benefit and settlement payments	139	130
Translation adjustment	(74)	(39)
At 31 December	(3,109)	(3,337)

The composition of the actuarial value of liabilities is as follows:

Eurozone	(1,425)	(1,318)

Switzerland	(341)	(829)

United States and Canada	(1,058)	(946)

Other	(285)	(244)
Total	(3,109)	(3,337)

Recoverable deficit in schemes	(427)	(424)
Related deferred income tax asset	91	95
Net pension liability	(336)	(329)

The composition of the net pension liability is as follows:

Eurozone	(119)	(113)
Switzerland	3	(17)
United States and Canada	(160)	(162)

Other	(60)	(37)
Total	(336)	(329)

CRH ANNUAL REPORT AND FORM 20-F | 2019	195

(i)	The total defined contribution expense including discontinued operations amounted to €267 million (2018: €235 million; 2017: €244 million).

(ii)	The net defined benefit expense/(credit) includes the following relating to discontinued operations:

Charged in arriving at Group profit before finance costs:	2019 €m	2018 €m	2017 €m
Current service cost	17	21	22
Administration expenses	-	1	1
Past service credit (net) (iii)	-	(4)	(61)
Subtotal	17	18	(38)
Included in finance income and finance costs respectively:
Interest income on scheme assets	(4)	(4)	(4)
Interest cost on scheme liabilities	4	4	5
Net interest expense	-	-	1

Net expense/(credit) to Consolidated Income Statement	17	18	(37)

(iii)

Past service credit in 2017 includes a gain of €81 million (€20 million relating to continuing operations and €61 million relating to discontinued operations) due to plan amendments in Switzerland. The principal amendment related to the reduction of the annuity conversion factor on retirement from 6.4% to 5.0% of accumulated savings.

A UK High Court ruling in October 2018 relating to the equalisation of guaranteed minimum pensions for men and women did not materially impact the liability associated with the Group’s UK defined benefit pension schemes.

Sensitivity analysis

The revised liabilities due to the impact of a movement (as indicated below) in the principal actuarial assumptions would be as follows:

		Eurozone 2019 €m	Switzerland 2019 €m	United States and Canada 2019 €m	Other 2019 €m	Total Group 2019 €m
Scheme liabilities at 31 December		(1,425)	(341)	(1,058)	(285)	(3,109)

Revised liabilities

Discount rate	Increase by 0.25%	(1,362)	(326)	(1,026)	(273)	(2,987)

	Decrease by 0.25%	(1,491)	(357)	(1,092)	(298)	(3,238)

Inflation rate	Increase by 0.25%	(1,487)	(342)	(1,063)	(294)	(3,186)

	Decrease by 0.25%	(1,367)	(340)	(1,054)	(276)	(3,037)

Mortality assumption	Increase by 1 year	(1,371)	(330)	(1,026)	(278)	(3,005)

	Decrease by 1 year	(1,479)	(352)	(1,089)	(292)	(3,212)

The above sensitivity analysis are derived through changing the individual assumption while holding all other assumptions constant.

196	CRH ANNUAL REPORT AND FORM 20-F | 2019

30. Retirement Benefit Obligations - continued

Split of scheme assets	2019 €m	2018 €m
Investments quoted in active markets
Equity instruments (i)	746	862
Debt instruments (ii)	1,594	1,596
Property	93	109
Cash and cash equivalents	27	34
Investment funds	128	9
Assets held by insurance company	-	123

Unquoted investments
Equity instruments	2	2
Debt instruments (iii)	9	9
Property	52	112
Cash and cash equivalents	18	40
Assets held by insurance company	13	17
Total assets	2,682	2,913

(i)	Equity instruments primarily relate to developed markets.

(ii)	Quoted debt instruments are made up of €1,101 million (2018: €845 million) and €493 million (2018: €751 million) of non-government and government instruments respectively.

(iii)	Unquoted debt instruments primarily relate to government debt instruments.

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in the Republic of Ireland and minimum funding requirements in the UK, additional annual contributions and lump-sum payments are required to certain of the schemes in place in those jurisdictions. The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In the Republic of Ireland and the UK, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the US, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. In Canada, the projected unit credit method is used in valuations. The dates of the funding valuations range from March 2016 to January 2019.

In general, funding valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.

CRH ANNUAL REPORT AND FORM 20-F | 2019	197

The Group has contracted payments (presented on a discounted basis) to certain schemes in the following countries:

	2019 €m	2018 €m	2017 €m
Republic of Ireland	-	-	18

United Kingdom	19	14	16
Total	19	14	34

The maturity profile of the Group’s contracted payments (on a discounted basis) is as follows:

	2019 €m	2018 €m	2017 €m
Within one year	2	2	19

Between one and two years	2	2	2

Between two and three years	2	2	2

Between three and four years	2	1	2

Between four and five years	2	1	1

After five years	9	6	8
Total	19	14	34

Employer contributions payable in the 2020 financial year including minimum funding payments (expressed using year-end exchange rates for 2019) are estimated at €45 million.

Average duration and scheme composition

	Eurozone			Switzerland			United States and Canada
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Average duration of defined benefit obligation (years)	18.1	17.1	17.8	17.8	16.4	17.2	12.5	12.1	12.2

Allocation of defined benefit obligation by participant:

Active plan participants	74%	71%	72%	74%	83%	84%	44%	46%	40%

Deferred plan participants	8%	9%	9%	-	-	-	12%	18%	16%

Retirees	18%	20%	19%	26%	17%	16%	44%	36%	44%

198	CRH ANNUAL REPORT AND FORM 20-F | 2019

31. Share Capital and Reserves

Equity share capital	2019		2018
	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)
Authorised
At 1 January and 31 December (€m)	400	25	400	25

Number of Shares at 1 January and 31 December (millions)	1,250	1,250	1,250	1,250

Allotted, called-up and fully paid
At 1 January (€m)	272	15	271	15
Cancellation of Treasury Shares (iii)	(14)	(1)	-	-
Performance Share Plan Awards	-	-	1	-
At 31 December (€m)	258	14	272	15

The movement in the number of shares (expressed in millions) during the financial year was as follows:

At 1 January	843	843	839	839
Cancellation of Treasury Shares (iii)	(44)	(44)	-	-
Performance Share Plan Awards	-	-	2	2
Issue of scrip shares in lieu of cash dividends (iv)	-	-	2	2
At 31 December	799	799	843	843

(i)	The Ordinary Shares represent 93.71% of the total issued share capital.

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

(iii)

During 2019 43,750,000 Ordinary Shares (including Income Shares) were cancelled. The amount paid to repurchase these shares was initially recognised in Treasury Shares/own shares and was transferred to retained income on cancellation.

(iv)	Issue of scrip shares in lieu of cash dividends:

	Number of shares		Price per share
	2018	2017	2018	2017
May 2018: Final 2017 dividend (2017: Final 2016 dividend)	1,841,430	433,046	€27.47	€33.08
September 2018: Interim 2018 dividend (2017: Interim 2017 dividend)	-	2,130,496	-	€29.24
Total	1,841,430	2,563,542

In 2019, the Final 2018 and Interim 2019 dividends were paid wholly in cash in May and September respectively. The Interim 2018 dividends were also paid wholly in cash in September 2018.

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued ordinary share capital from time to time.

CRH ANNUAL REPORT AND FORM 20-F | 2019	199

Share option schemes

Details of share options granted under the Company’s Share Option Schemes and the terms attaching thereto are provided in note 9 to the financial statements. Under these schemes, options over a total of 1,147,149 Ordinary Shares were exercised during the financial year (2018: 796,944; 2017: 1,589,335).

	Number of shares
	2019	2018	2017
Options exercised during the year (satisfied by the issue of new shares)	-	496,661	1,589,335
Options exercised during the year (satisfied by the reissue of Treasury Shares)	1,147,149	300,283	-
Total	1,147,149	796,944	1,589,335

Share participation schemes

As at 31 December 2019, 8,174,578 (2018: 8,025,732) Ordinary Shares had been appropriated to participation schemes. In 2019, the appropriation was satisfied by the purchase of 148,846 shares (2018: 59,666 satisfied by the issue of new shares; 103,650 by the re-issue of Treasury Shares). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation). The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 and are hence not factored into the expense computation and the associated disclosures in note 9.

Preference share capital	5% Cumulative Preference Shares of €1.27 each		7% ‘A’ Cumulative Preference Shares of €1.27 each
	Number of Shares ‘000s	€m	Number of Shares ‘000s	€m
Authorised
At 1 January 2019 and 31 December 2019	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2019 and 31 December 2019	50	-	872	1

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

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% ‘A’ Cumulative Preference Shares represent 0.41% of the total issued share capital.

Treasury Shares/own shares	2019 €m	2018 €m
At 1 January	(792)	(15)
New Shares allotted to the Employee Benefit Trust (own shares)	-	(56)
Own Shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	62	56
Shares acquired by CRH plc (Treasury Shares) (i)	(791)	(789)
Shares acquired by Employee Benefit Trust (own shares)	(61)	(3)
Treasury Shares/own shares reissued (ii)	35	15
Cancellation of Treasury Shares	1,222	-
At 31 December	(325)	(792)

Notes (i) to (ii) are set out overleaf.

200	CRH ANNUAL REPORT AND FORM 20-F | 2019

31. Share Capital and Reserves - continued

The movement in the number of Treasury Shares/own shares during the financial year was as follows:

	Number of shares
	2019	2018
At 1 January	27,843,927	391,757
New Shares allotted to the Employee Benefit Trust (own shares)	-	2,034,112
Own Shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	(2,256,986)	(2,034,112)
Shares acquired by CRH plc (Treasury Shares) (i)	27,357,116	27,901,471
Shares acquired by Employee Benefit Trust (own shares)	2,189,448	108,377
Treasury Shares/own shares reissued (ii)	(1,147,149)	(557,678)
Cancellation of Treasury Shares	(43,750,000)	-
At 31 December	10,236,356	27,843,927

Split of Treasury Shares/own shares (iii)
Treasury Shares	10,011,353	27,551,386
Own shares	225,003	292,541
	10,236,356	27,843,927

(i)

In April 2018, CRH announced its intention to introduce a share repurchase programme (the ‘Programme’) to repurchase Ordinary Shares (including Income Shares) of up to €1 billion. During 2018, CRH repurchased a total of 27,901,471 Ordinary Shares under the Programme, returning a total of €0.8 billion in cash to shareholders. The Programme was extended in 2019, with CRH repurchasing a total of 27,357,116 Ordinary Shares in 2019 and returning a further €0.8 billion to shareholders. As at 31 December 2019, a total of €1.6 billion cash has been returned to shareholders under the Programme.

On 7 January 2020, CRH announced a further extension of the Programme for an additional €200 million.

(ii)	These reissued Treasury Shares were previously purchased at an average price of €30.56 (2018: €27.96).

(iii)

As at the balance sheet date, the nominal value of the Treasury Shares and own shares was €3.4 million and €0.1 million respectively (2018: €9.4 million and €0.1 million respectively). Dividends have been waived by the Trustees of the own shares.

Reconciliation of shares issued to net proceeds	2018 €m	2017 €m
Shares issued at nominal amount:
- Performance Share Plan Awards	1	1
- scrip shares issued in lieu of cash dividends	-	1
Premium on shares issued	117	180
Total value of shares issued	118	182
Issue of scrip shares in lieu of cash dividends (note 13)	(51)	(77)
Shares allotted to the Employee Benefit Trust (vi)	(56)	(63)
Net proceeds from issue of shares	11	42

(vi)

In 2018 and 2017, shares were allotted/re-issued to the Employee Benefit Trust to satisfy the vesting and release of awards under the 2014 Performance Share Plan to qualifying employees. An increase in nominal Share Capital and Share Premium of €56 million and €63 million, respectively, arose on the allotment to the Employee Benefit Trust. No such allotment occured during 2019.

Share premium	2019 €m	2018 €m
At 1 January	6,534	6,417
Premium arising on shares issued	-	117
At 31 December	6,534	6,534

CRH ANNUAL REPORT AND FORM 20-F | 2019	201

32. Business Combinations

The acquisitions completed during the year ended 31 December 2019 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Canada: Beecroft Property (14 March), Mirabel Property (7 May) and Speyside Property (23 December);

Colorado: Otter Creek Property (28 March);

Connecticut: Wallingford Property (30 January);

Florida: Golden Gate Property (7 March) and Fortress Block, LLC (28 June);

Idaho: Heyrend Property (26 November) and Greenleaf Property (27 November);

Iowa: Kenyon Property (11 January);

Kentucky: Brushy Creek Stone LLC (9 August);

Michigan: Ottawa Lake Property (31 January), Delton Property (26 April) and Dinkgrave Property (29 July);

Nebraska: Treadway Property (25 November);

New York: Solvay Rail Terminal (28 June);

North Carolina: Cherokee County Property (18 November);

Ohio: KMC Paving (8 March);

Oregon: Windsor Rock Products (1 March), The Dalles Concrete, Inc. (29 March), Hood River Sand, Gravel and Ready-Mix (29 March) and Pioneer Asphalt (31 May);

Texas: JLB Contracting (25 January) and CIG Rail Unloading Operations (3 July);

Utah: Schmidt Property (25 November) and Grantsville Property (30 December); and

Washington: Colville Valley Concrete (2 August).

Europe Materials:

Denmark: RC Beton A/S (1 October);

Finland: certain assets of Lujabetoni Oulu (1 September) and Ämmän Betoni Oy (31 December);

France: land adjacent to Decize Quarry (19 December), land adjacent to Lumbres Quarry (20 December) and land adjacent to La Villeneuve au Châtelot Quarry (27 December);

Poland: land adjacent to Sitkówka Quarry (13 March), land adjacent to Ożarów Quarry (23 September) and Astaldi Asphalt Plant (9 December);

Romania: certain assets of Pomponio SRL (1 October); and

UK: lands adjacent to Whisby Quarry (13 December & 20 December), land adjacent to Park Quarry (18 December), land adjacent to Block Fen Quarry (20 December) and land adjacent to Langford Quarry (23 December).

Building Products:

Americas

Canada: Primex Technologies Inc. (9 July) and Abbotsford Concrete Products Ltd. (31 July);

Arizona: Torrent Resources, Inc. (4 November);

Florida: Suntree Technologies, Inc. (5 March) and Standard Precast Inc. (1 October);

Ohio: Buckeye Resources, Inc. (9 May);

Texas: Charlotte’s Concrete, Inc. (5 August) and certain assets of Glass Wholesalers, Inc. (13 December);

Virginia: certain assets of Allied Concrete Company, LLC (28 March); and

Washington: Quality Concrete Products, Inc. (15 February) and Granite Precasting & Concrete Inc. (6 June).

Other

Australia: Aus Pits Pty Ltd (30 August);

Germany: BVG Ranck (30 April);

Netherlands: Filoform B.V. (1 May);

Poland: Libet S.A. Lublin Paving Plant (1 March); and

UK: Isedio Ltd (30 September).

202	CRH ANNUAL REPORT AND FORM 20-F | 2019

32. Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2019 €m	2018 €m	2017 €m
ASSETS

Non-current assets

Property, plant and equipment	319	2,614	1,536

Intangible assets	92	58	56

Equity accounted investments	-	1	-

Total non-current assets	411	2,673	1,592

Current assets

Inventories	58	255	114

Trade and other receivables (i)	66	318	129

Cash and cash equivalents	10	69	174

Total current assets	134	642	417

LIABILITIES

Trade and other payables	(73)	(224)	(149)

Provisions for liabilities	(6)	(84)	(49)

Retirement benefit obligations	(1)	(115)	(52)

Lease liabilities	(64)	-	-

Interest-bearing loans and borrowings and finance leases*	(9)	(74)	(12)

Current income tax liabilities	9	(15)	(22)

Deferred income tax liabilities	-	(411)	(132)

Total liabilities	(144)	(923)	(416)

Total identifiable net assets at fair value	401	2,392	1,593

Goodwill arising on acquisition (ii)	278	1,504	487

Joint ventures becoming subsidiaries	-	(120)	-

Non-controlling interests**	(1)	(48)	(20)

Total consideration	678	3,728	2,060

Consideration satisfied by:

Cash payments	660	3,574	2,015

Asset exchange	-	12	-

Deferred consideration (stated at net present cost)	10	10	45

Contingent consideration	8	93	-

Profit on step acquisition	-	39	-

Total consideration	678	3,728	2,060

Net cash outflow arising on acquisition

Cash consideration	660	3,574	2,015

Less: cash and cash equivalents acquired	(10)	(69)	(174)

Total outflow in the Consolidated Statement of Cash Flows	650	3,505	1,841

Notes (i) to (ii) are set out overleaf.

*   Includes €6 million in 2018 relating to finance leases previously capitalised under IAS 17. All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

**   Non-controlling interests are measured at the proportionate share of net assets.

CRH ANNUAL REPORT AND FORM 20-F | 2019	203

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2019, together with adjustments to provisional fair values in respect of acquisitions completed during 2018. The measurement period for a number of acquisitions completed in 2018, including Ash Grove Cement Company, closed in 2019 with no material adjustments identified.

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. None of the acquisitions completed during the year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

(i)

The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €67 million (2018: €324 million; 2017: €132 million). The fair value of these receivables is €66 million (all of which is expected to be recoverable) (2018: €318 million; 2017: €129 million).

(ii)

The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Materials and Americas Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. €164 million of the goodwill recognised in respect of acquisitions completed in 2019 is expected to be deductible for tax purposes (2018: €277 million; 2017: €260 million).

Acquisition-related costs for continuing operations, which exclude post-acquisition integration costs, amounting to €6 million (2018: €18 million; 2017: €10 million) have been included in operating costs in the Consolidated Income Statement (note 4).

The following table analyses the 58 acquisitions completed in 2019 (2018: 44 acquisitions; 2017: 31 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions			Goodwill			Consideration
Reportable segments	2019	2018	2017	2019	2018	2017	2019	2018	2017
Continuing operations				€m	€m	€m	€m	€m	€m
Americas Materials	27	24	13	31	1,353	239	161	3,398	1,171
Europe Materials	15	10	8	3	46	155	64	86	698
Building Products	15	8	8	228	74	76	450	211	162
Total Group from continuing operations	57	42	29	262	1,473	470	675	3,695	2,031

Discontinued operations
Europe Distribution	1	2	2	-	-	17	3	33	30
Total Group	58	44	31	262	1,473	487	678	3,728	2,061
Adjustments to provisional fair values of prior year acquisitions				16	31	-	-	-	(1)
Total				278	1,504	487	678	3,728	2,060

204	CRH ANNUAL REPORT AND FORM 20-F | 2019

32. Business Combinations - continued

The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	2019	2018	2017
Continuing operations	€m	€m	€m
Revenue	204	1,202	505
Profit/(loss) before tax for the financial year	2	145	(1)

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	2019 acquisitions	CRH Group excluding 2019 acquisitions	Pro-forma consolidated Group
Continuing operations	€m	€m	€m
Revenue	458	24,925	25,383
Profit before tax for the financial year	18	2,113	2,131

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

CRH ANNUAL REPORT AND FORM 20-F | 2019	205

33. Non-controlling Interests

The total non-controlling interest at 31 December 2019 is €540 million (2018: €525 million) of which €414 million (2018: €384 million) relates to Republic Cement & Building Materials (RCBM), Inc. and Republic Cement Land & Resources (RCLR), Inc. The non-controlling interests in respect of the Group’s other subsidiaries are not considered to be material.

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

Summarised financial information	2019 €m	2018 €m
Profit/(loss) for the year	19	(11)

Current assets	190	153
Non-current assets	1,504	1,351
Current liabilities	(186)	(160)
Non-current liabilities	(822)	(712)
Net assets	686	632

Cash flows from operating activities	60	36

There were no dividends paid to non-controlling interests of the combined Philippines business during the current or the prior year.

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

206	CRH ANNUAL REPORT AND FORM 20-F | 2019

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

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 133 to 144. The Group’s principal subsidiaries, joint ventures and associates are disclosed on pages 260 to 264.

Sales to and purchases from joint ventures and associates are as follows:

	Joint ventures			Associates
Continuing operations	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m
Sales	118	107	111	37	40	51
Purchases	24	31	55	16	193	400

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

Key management remuneration amounted to:	2019 €m	2018 €m	2017 €m
Short-term benefits	8	8	9
Post-employment benefits	1	1	1
Share-based payments - calculated in accordance with the principles disclosed in note 9	5	4	3
Total	14	13	13

Other than these compensation entitlements, there were no other transactions involving key management personnel.

Lease arrangements

CRH has a number of lease arrangements in place with related parties across the Group, which have been negotiated on an arms-length basis at market rates. We do not consider these arrangements to be material either individually or collectively in the context of the 2019, 2018 and 2017 Consolidated Financial Statements.

35. Events after the Balance Sheet Date

With effect from 1 January 2020, the Group’s reporting currency changed from euro to US Dollar to reduce the potential for foreign exchange volatility in our future reported earnings.

36. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 128 to 215 in respect of the year ended 31 December 2019 on 27 February 2020.

CRH ANNUAL REPORT AND FORM 20-F | 2019	207

37. Supplemental Guarantor Information

The following consolidating information presents Condensed Consolidated Balance Sheets as at 31 December 2019 and 2018 and Condensed Consolidated Income Statements and Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flow for the years ended 31 December 2019, 2018 and 2017 of the Company and CRH America, Inc. as required by Article 3-10(c) of Regulation S-X. This information is prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRH America, Inc. is 100% owned by the Company. The Guarantees of the Guarantor are full and unconditional.

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

208	CRH ANNUAL REPORT AND FORM 20-F | 2019

37. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2019

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	17,424	-	17,424
Intangible assets	-	-	8,434	-	8,434
Subsidiaries	15,621	709	1,682	(18,012)	-
Investments accounted for using the equity method	-	-	690	-	690
Advances to subsidiaries and parent undertakings	-	3,549	-	(3,549)	-
Other financial assets	-	-	12	-	12
Other receivables	-	-	317	-	317
Derivative financial instruments	-	20	56	-	76
Deferred income tax assets	-	-	67	-	67
Total non-current assets	15,621	4,278	28,682	(21,561)	27,020

Current assets
Inventories	-	-	2,742	-	2,742
Trade and other receivables	-	-	3,767	-	3,767
Advances to subsidiaries and parent undertakings	967	-	106	(1,073)	-
Current income tax recoverable	-	-	20	-	20
Derivative financial instruments	-	-	6	-	6
Cash and cash equivalents	458	-	3,297	-	3,755
Total current assets	1,425	-	9,938	(1,073)	10,290

Total assets	17,046	4,278	38,620	(22,634)	37,310

EQUITY
Capital and reserves attributable to the Company’s equity holders	16,940	2,087	15,925	(18,012)	16,940
Non-controlling interests	-	-	540	-	540
Total equity	16,940	2,087	16,465	(18,012)	17,480

LIABILITIES
Non-current liabilities
Lease liabilities	-	-	1,240	-	1,240
Interest-bearing loans and borrowings	-	2,171	6,028	-	8,199
Derivative financial instruments	-	-	1	-	1
Deferred income tax liabilities	-	-	2,338	-	2,338
Other payables	-	-	485	-	485
Advances from subsidiary and parent undertakings	-	-	3,549	(3,549)	-
Retirement benefit obligations	-	-	427	-	427
Provisions for liabilities	-	-	760	-	760
Total non-current liabilities	-	2,171	14,828	(3,549)	13,450

Current liabilities
Lease liabilities	-	-	271	-	271
Trade and other payables	-	20	4,356	-	4,376
Advances from subsidiary and parent undertakings	106	-	967	(1,073)	-
Current income tax liabilities	-	-	503	-	503
Interest-bearing loans and borrowings	-	-	815	-	815
Derivative financial instruments	-	-	16	-	16
Provisions for liabilities	-	-	399	-	399
Total current liabilities	106	20	7,327	(1,073)	6,380

Total liabilities	106	2,191	22,155	(4,622)	19,830

Total equity and liabilities	17,046	4,278	38,620	(22,634)	37,310

CRH ANNUAL REPORT AND FORM 20-F | 2019	209

Supplemental Condensed Consolidated Balance Sheet as at 31 December 2018

	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
ASSETS
Non-current assets
Property, plant and equipment	-	-	15,761	-	15,761
Intangible assets	-	-	8,433	-	8,433
Subsidiaries	14,892	572	1,682	(17,146)	-
Investments accounted for using the equity method	-	-	1,163	-	1,163
Advances to subsidiaries and parent undertakings	-	3,550	-	(3,550)	-
Other financial assets	-	-	23	-	23
Other receivables	-	-	181	-	181
Derivative financial instruments	-	-	30	-	30
Deferred income tax assets	-	-	71	-	71
Total non-current assets	14,892	4,122	27,344	(20,696)	25,662

Current assets
Inventories	-	-	3,061	-	3,061
Trade and other receivables	-	-	4,074	-	4,074
Advances to subsidiaries and parent undertakings	1,233	-	507	(1,740)	-
Current income tax recoverable	-	-	15	-	15
Derivative financial instruments	-	-	15	-	15
Cash and cash equivalents	411	-	1,935	-	2,346
Total current assets	1,644	-	9,607	(1,740)	9,511

Total assets	16,536	4,122	36,951	(22,436)	35,173

EQUITY
Capital and reserves attributable to the Company’s equity holders	16,029	1,950	15,196	(17,146)	16,029
Non-controlling interests	-	-	525	-	525
Total equity	16,029	1,950	15,721	(17,146)	16,554

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	-	2,098	6,600	-	8,698
Derivative financial instruments	-	16	2	-	18
Deferred income tax liabilities	-	-	2,209	-	2,209
Other payables	-	-	472	-	472
Advances from subsidiary and parent undertakings	-	-	3,550	(3,550)	-
Retirement benefit obligations	-	-	424	-	424
Provisions for liabilities	-	-	719	-	719
Total non-current liabilities	-	2,114	13,976	(3,550)	12,540

Current liabilities
Trade and other payables	-	21	4,588	-	4,609
Advances from subsidiary and parent undertakings	507	-	1,233	(1,740)	-
Current income tax liabilities	-	-	443	-	443
Interest-bearing loans and borrowings	-	37	581	-	618
Derivative financial instruments	-	-	41	-	41
Provisions for liabilities	-	-	368	-	368
Total current liabilities	507	58	7,254	(1,740)	6,079

Total liabilities	507	2,172	21,230	(5,290)	18,619

Total equity and liabilities	16,536	4,122	36,951	(22,436)	35,173

210	CRH ANNUAL REPORT AND FORM 20-F | 2019

37. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Income Statement

	Year ended 31 December 2019
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	25,129	-	25,129
Cost of sales	-	-	(16,846)	-	(16,846)
Gross profit	-	-	8,283	-	8,283
Operating income/(costs)	1,531	-	(7,320)	-	(5,789)
Group operating profit	1,531	-	963	-	2,494
(Loss)/profit on disposals	(13)	-	12	-	(1)
Profit before finance costs	1,518	-	975	-	2,493
Finance costs	(3)	(280)	(353)	290	(346)
Finance income	-	290	20	(290)	20
Other financial expense	-	-	(112)	-	(112)
Share of subsidiaries’ profit before tax	522	136	-	(658)	-
Share of equity accounted investments’ profit	60	-	60	(60)	60
Profit before tax from continuing operations	2,097	146	590	(718)	2,115
Income tax expense	(477)	(36)	(441)	477	(477)
Group profit for the financial year from continuing operations	1,620	110	149	(241)	1,638
Profit after tax for the financial year from discontinued operations	309	-	310	(309)	310
Group profit for the financial year	1,929	110	459	(550)	1,948

Profit attributable to:
Equity holders of the Company
From continuing operations	1,620	110	131	(241)	1,620
From discontinued operations	309	-	309	(309)	309
Non-controlling interests
From continuing operations	-	-	18	-	18
From discontinued operations	-	-	1	-	1
Group profit for the financial year	1,929	110	459	(550)	1,948

Supplemental Condensed Consolidated Statement of Comprehensive Income
Group profit for the financial year	1,929	110	459	(550)	1,948
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	319	27	316	(319)	343
Gains relating to cash flow hedges	24	-	24	(24)	24
Tax relating to cash flow hedges	(3)	-	(3)	3	(3)
	340	27	337	(340)	364
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(17)	-	(17)	17	(17)
Tax relating to retirement benefit obligations	(3)	-	(3)	3	(3)
	(20)	-	(20)	20	(20)

Total other comprehensive income for the financial year	320	27	317	(320)	344

Total comprehensive income for the financial year	2,249	137	776	(870)	2,292

Attributable to:
Equity holders of the Company	2,249	137	733	(870)	2,249
Non-controlling interests	-	-	43	-	43
Total comprehensive income for the financial year	2,249	137	776	(870)	2,292

CRH ANNUAL REPORT AND FORM 20-F | 2019	211

Supplemental Condensed Consolidated Income Statement

		Year ended 31 December 2018			Restated (i)
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	23,241	-	23,241
Cost of sales	-	-	(15,572)	-	(15,572)
Gross profit	-	-	7,669	-	7,669
Operating income/(costs)	1,741	-	(7,339)	-	(5,598)
Group operating profit	1,741	-	330	-	2,071
Loss on disposals	(15)	-	(12)	-	(27)
Profit before finance costs	1,726	-	318	-	2,044
Finance costs	-	(224)	(346)	231	(339)
Finance income	1	231	33	(231)	34
Other financial expense	-	-	(46)	-	(46)
Share of subsidiaries’ (loss)/profit before tax	(37)	115	-	(78)	-
Share of equity accounted investments’ profit	48	-	48	(48)	48
Profit before tax from continuing operations	1,738	122	7	(126)	1,741
Income tax expense	(396)	(32)	(364)	396	(396)
Group profit for the financial year from continuing operations	1,342	90	(357)	270	1,345
Profit after tax for the financial year from discontinued operations	1,175	-	1,176	(1,175)	1,176
Group profit for the financial year	2,517	90	819	(905)	2,521

Profit attributable to:
Equity holders of the Company
From continuing operations	1,342	90	(360)	270	1,342
From discontinued operations	1,175	-	1,175	(1,175)	1,175
Non-controlling interests
From continuing operations	-	-	3	-	3
From discontinued operations	-	-	1	-	1
Group profit for the financial year	2,517	90	819	(905)	2,521

(i) Restated to show the results of our former Europe Distribution segment in discontinued operations.

Supplemental Condensed Consolidated Statement of Comprehensive Income
Group profit for the financial year	2,517	90	819	(905)	2,521
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	277	63	213	(277)	276
Losses relating to cash flow hedges	(40)	-	(40)	40	(40)
Tax relating to cash flow hedges	5	-	5	(5)	5
	242	63	178	(242)	241
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	10	-	10	(10)	10
Tax relating to retirement benefit obligations	(1)	-	(1)	1	(1)
	9	-	9	(9)	9

Total other comprehensive income for the financial year	251	63	187	(251)	250

Total comprehensive income for the financial year	2,768	153	1,006	(1,156)	2,771

Attributable to:
Equity holders of the Company	2,768	153	1,003	(1,156)	2,768
Non-controlling interests	-	-	3	-	3
Total comprehensive income for the financial year	2,768	153	1,006	(1,156)	2,771

212	CRH ANNUAL REPORT AND FORM 20-F | 2019

37. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Income Statement

		Year ended 31 December 2017			Restated (i)
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Revenue	-	-	21,653	-	21,653
Cost of sales	-	-	(14,275)	-	(14,275)
Gross profit	-	-	7,378	-	7,378
Operating income/(costs)	22	-	(5,473)	-	(5,451)
Group operating profit	22	-	1,905	-	1,927
Profit on disposals	-	-	54	-	54
Profit before finance costs	22	-	1,959	-	1,981
Finance costs	-	(235)	(308)	242	(301)
Finance income	2	242	10	(242)	12
Other financial expense	-	-	(59)	-	(59)
Share of subsidiaries’ profit before tax	1,586	83	-	(1,669)	-
Share of equity accounted investments’ profit	52	-	52	(52)	52
Profit before tax from continuing operations	1,662	90	1,654	(1,721)	1,685
Income tax expense	(12)	(29)	17	12	(12)
Group profit for the financial year from continuing operations	1,650	61	1,671	(1,709)	1,673
Profit after tax for the financial year from discontinued operations	245	-	246	(245)	246
Group profit for the financial year	1,895	61	1,917	(1,954)	1,919

Profit attributable to:
Equity holders of the Company
From continuing operations	1,650	61	1,648	(1,709)	1,650
From discontinued operations	245	-	245	(245)	245
Non-controlling interests
From continuing operations	-	-	23	-	23
From discontinued operations	-	-	1	-	1
Group profit for the financial year	1,895	61	1,917	(1,954)	1,919

(i) Restated to show the results of our former Europe Distribution segment in discontinued operations.

Supplemental Condensed Consolidated Statement of Comprehensive Income
Group profit for the financial year	1,895	61	1,917	(1,954)	1,919
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(1,015)	(186)	(890)	1,015	(1,076)
Gains relating to cash flow hedges	8	-	8	(8)	8
	(1,007)	(186)	(882)	1,007	(1,068)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	114	-	114	(114)	114
Tax on items recognised directly within other comprehensive income	(33)	-	(33)	33	(33)
	81	-	81	(81)	81

Total other comprehensive income for the financial year	(926)	(186)	(801)	926	(987)

Total comprehensive income for the financial year	969	(125)	1,116	(1,028)	932

Attributable to:
Equity holders of the Company	969	(125)	1,153	(1,028)	969
Non-controlling interests	-	-	(37)	-	(37)
Total comprehensive income for the financial year	969	(125)	1,116	(1,028)	932

CRH ANNUAL REPORT AND FORM 20-F | 2019	213

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2019
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax from continuing operations	2,097	146	590	(718)	2,115
Profit before tax from discontinued operations	332	-	333	(332)	333
Profit before tax	2,429	146	923	(1,050)	2,448
Finance costs (net)	3	(10)	452	-	445
Share of subsidiaries’ profit before tax	(842)	(136)	-	978	-
Share of equity accounted investments’ profit	(72)	-	(72)	72	(72)
Loss/(profit) on disposals	13	-	(239)	-	(226)
Group operating profit	1,531	-	1,064	-	2,595
Depreciation charge	-	-	1,538	-	1,538
Amortisation of intangible assets	-	-	59	-	59
Impairment charge	-	-	8	-	8
Share-based payment (income)/expense	(26)	-	103	-	77
Other (primarily pension payments)	-	-	(3)	-	(3)
Net movement on working capital and provisions	-	(1)	(63)	-	(64)
Cash generated from operations	1,505	(1)	2,706	-	4,210
Interest paid (including leases)	(3)	(280)	(426)	290	(419)
Corporation tax paid	-	(36)	(289)	-	(325)
Net cash inflow/(outflow) from operating activities	1,502	(317)	1,991	290	3,466

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	2,096	-	2,096
Interest received	-	290	20	(290)	20
Dividends received from equity accounted investments	-	-	35	-	35
Purchase of property, plant and equipment	-	-	(1,229)	-	(1,229)
Advances from subsidiary and parent undertakings	(375)	70	(336)	641	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(650)	-	(650)
Other investments and advances	-	-	(29)	-	(29)
Deferred and contingent acquisition consideration paid	-	-	(48)	-	(48)
Net cash (outflow)/inflow from investing activities	(375)	360	(141)	351	195

Cash flows from financing activities
Proceeds from exercise of share options	20	-	-	-	20
Transactions involving non-controlling interests	-	-	(19)	-	(19)
Advances to subsidiary and parent undertakings	336	-	305	(641)	-
Increase in interest-bearing loans and borrowings	-	-	91	-	91
Net cash flow arising from derivative financial instruments	-	-	(36)	-	(36)
Repayment of interest-bearing loans, borrowings and finance leases	-	(43)	(529)	-	(572)
Repayment of lease liabilities	-	-	(317)	-	(317)
Treasury Shares/own shares purchased	(852)	-	-	-	(852)
Dividends paid to equity holders of the Company	(584)	-	-	-	(584)
Dividends paid to non-controlling interests	-	-	(10)	-	(10)
Net cash (outflow)/inflow from financing activities	(1,080)	(43)	(515)	(641)	(2,279)

Increase in cash and cash equivalents	47	-	1,335	-	1,382

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	411	-	1,935	-	2,346
Translation adjustment	-	-	27	-	27
Increase in cash and cash equivalents	47	-	1,335	-	1,382
Cash and cash equivalents at 31 December	458	-	3,297	-	3,755

214	CRH ANNUAL REPORT AND FORM 20-F | 2019

37. Supplemental Guarantor Information - continued

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2018
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax from continuing operations	1,738	122	7	(126)	1,741
Profit before tax from discontinued operations	1,678	-	1,679	(1,678)	1,679
Profit before tax	3,416	122	1,686	(1,804)	3,420
Finance costs (net)	(1)	(7)	359	-	351
Share of subsidiaries’ profit before tax	(1,629)	(115)	-	1,744	-
Share of equity accounted investments’ profit	(60)	-	(60)	60	(60)
Loss/(profit) on disposals	15	-	(1,554)	-	(1,539)
Group operating profit	1,741	-	431	-	2,172
Depreciation charge	-	-	1,071	-	1,071
Amortisation of intangible assets	-	-	61	-	61
Impairment charge	-	-	56	-	56
Share-based payment (income)/expense	(13)	-	80	-	67
Other (primarily pension payments)	-	-	(67)	-	(67)
Net movement on working capital and provisions	-	(4)	(459)	-	(463)
Cash generated from operations	1,728	(4)	1,173	-	2,897
Interest paid (including leases)	-	(224)	(342)	231	(335)
Corporation tax paid	-	(32)	(631)	-	(663)
Net cash inflow/(outflow) from operating activities	1,728	(260)	200	231	1,899

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	3,009	-	3,009
Interest received	1	231	33	(231)	34
Dividends received from equity accounted investments	-	-	48	-	48
Purchase of property, plant and equipment	-	-	(1,121)	-	(1,121)
Advances from subsidiary and parent undertakings	(184)	241	238	(295)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(3,505)	-	(3,505)
Other investments and advances	-	-	(2)	-	(2)
Deferred and contingent acquisition consideration paid	-	-	(55)	-	(55)
Net cash (outflow)/inflow from investing activities	(183)	472	(1,355)	(526)	(1,592)

Cash flows from financing activities
Proceeds from issue of shares (net)	11	-	-	-	11
Proceeds from exercise of share options	7	-	-	-	7
Advances to subsidiary and parent undertakings	(238)	-	(57)	295	-
Increase in interest-bearing loans and borrowings	-	31	1,403	-	1,434
Net cash flow arising from derivative financial instruments	-	-	6	-	6
Repayment of interest-bearing loans, borrowings and finance leases	(2)	(243)	(1)	-	(246)
Treasury Shares/own shares purchased	(792)	-	-	-	(792)
Dividends paid to equity holders of the Company	(521)	-	-	-	(521)
Dividends paid to non-controlling interests	-	-	(12)	-	(12)
Net cash (outflow)/inflow from financing activities	(1,535)	(212)	1,339	295	(113)

Increase in cash and cash equivalents	10	-	184	-	194

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	401	-	1,734	-	2,135
Translation adjustment	-	-	17	-	17
Increase in cash and cash equivalents	10	-	184	-	194
Cash and cash equivalents at 31 December	411	-	1,935	-	2,346

CRH ANNUAL REPORT AND FORM 20-F | 2019	215

Supplemental Condensed Consolidated Statement of Cash Flow

	Year ended 31 December 2017
	Guarantor €m	Issuer €m	Non-Guarantor subsidiaries €m	Eliminate and reclassify €m	CRH and subsidiaries €m
Cash flows from operating activities
Profit before tax from continuing operations	1,662	90	1,654	(1,721)	1,685
Profit before tax from discontinued operations	327	-	328	(327)	328
Profit before tax	1,989	90	1,982	(2,048)	2,013
Finance costs (net)	(2)	(7)	358	-	349
Share of subsidiaries’ profit before tax	(1,900)	(83)	-	1,983	-
Share of equity accounted investments’ profit	(65)	-	(65)	65	(65)
Profit on disposals	-	-	(59)	-	(59)
Group operating profit	22	-	2,216	-	2,238
Depreciation charge	-	-	1,006	-	1,006
Amortisation of intangible assets	-	-	66	-	66
Share-based payment (income)/expense	(1)	-	66	-	65
Other (primarily pension payments)	-	-	(186)	-	(186)
Net movement on working capital and provisions	-	(11)	(198)	-	(209)
Cash generated from operations	21	(11)	2,970	-	2,980
Interest paid (including leases)	-	(236)	(323)	242	(317)
Corporation tax paid	-	(29)	(445)	-	(474)
Net cash inflow/(outflow) from operating activities	21	(276)	2,202	242	2,189

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	-	-	222	-	222
Interest received	2	242	9	(242)	11
Dividends received from equity accounted investments	-	-	31	-	31
Purchase of property, plant and equipment	-	-	(1,044)	-	(1,044)
Advances from subsidiary and parent undertakings	407	356	-	(763)	-
Acquisition of subsidiaries (net of cash acquired)	-	-	(1,841)	-	(1,841)
Other investments and advances	-	-	(11)	-	(11)
Deferred and contingent acquisition consideration paid	-	-	(53)	-	(53)
Net cash inflow/(outflow) from investing activities	409	598	(2,687)	(1,005)	(2,685)

Cash flows from financing activities
Proceeds from issue of shares (net)	42	-	-	-	42
Transactions involving non-controlling interests	-	-	(37)	-	(37)
Advances to subsidiary and parent undertakings	-	-	(763)	763	-
Increase in interest-bearing loans and borrowings	-	6	1,004	-	1,010
Net cash flow arising from derivative financial instruments	-	11	158	-	169
Premium paid on early debt redemption	-	(18)	-	-	(18)
Repayment of interest-bearing loans, borrowings and finance leases	-	(321)	(22)	-	(343)
Treasury Shares/own shares purchased	(3)	-	-	-	(3)
Dividends paid to equity holders of the Company	(469)	-	-	-	(469)
Dividends paid to non-controlling interests	-	-	(8)	-	(8)
Net cash (outflow)/inflow from financing activities	(430)	(322)	332	763	343

Decrease in cash and cash equivalents	-	-	(153)	-	(153)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	401	-	2,048	-	2,449
Translation adjustment	-	-	(161)	-	(161)
Decrease in cash and cash equivalents	-	-	(153)	-	(153)
Cash and cash equivalents at 31 December	401	-	1,734	-	2,135

216	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	217

[THIS PAGE INTENTIONALLY LEFT BLANK]

218	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	219

[THIS PAGE INTENTIONALLY LEFT BLANK]

220	CRH ANNUAL REPORT AND FORM 20-F | 2019

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH ANNUAL REPORT AND FORM 20-F | 2019	221

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH’s office in Atlanta, Georgia underwent a significant redesign of its 80,000 sq. ft workspace in 2019. CRH’s own materials and products feature throughout the three office floors, including aggregates, concrete, hardware, glass and staircases. The project was completed in June 2019, creating a state-of-the-art, open-plan work environment.

Supplementary 20-F Disclosures

224	CRH ANNUAL REPORT AND FORM 20-F I 2019

Selected Financial Data

The Consolidated Financial Statements of CRH plc have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Selected financial data is presented below for the five years ended on 31 December 2019. For the three years ended 31 December 2019, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance section included elsewhere in this Annual Report and Form 20-F.

Year ended 31 December (amounts in millions, except per share data)
	2019 €m	2018 (i) €m	2017 (i) €m	2016 (i) €m	2015 (i) €m

Consolidated Income Statement data

Revenue	25,129	23,241	21,653	21,308	17,849

Group operating profit	2,494	2,071	1,927	1,813	1,102

Profit attributable to equity holders of the Company	1,620	1,342	1,650	1,068	588

Basic earnings per Ordinary Share	202.2c	161.2c	197.4c	129.0c	72.4c

Diluted earnings per Ordinary Share	200.6c	160.4c	196.2c	128.1c	72.1c

Dividends paid during calendar year per Ordinary Share	72.4c	68.4c	65.4c	62.8c	62.5c

Average number of Ordinary Shares outstanding (ii)	801.3	832.4	835.6	827.8	812.3

All data relates to continuing operations

Consolidated Balance Sheet data

Total assets	37,310	35,173	31,633	31,594	32,007

Net assets (iii)	17,480	16,554	14,977	14,443	13,544

Ordinary shareholders’ equity	16,939	16,028	14,490	13,894	13,014

Equity share capital	272	287	286	284	281

Number of Ordinary Shares (ii)	799.6	843.4	839.0	832.8	823.9

Number of Treasury Shares and own shares (ii)	10.2	27.8	0.4	0.4	1.3

Number of Ordinary Shares net of Treasury Shares and own shares (ii)	789.4	815.6	838.6	832.4	822.6

(i)

Prior year comparative income statement data has been restated to show the results of our Europe Distribution segment in discontinued operations. See note 3 to the Consolidated Financial Statements for further details.

(ii)	All share numbers are shown in millions of shares.

(iii)	Net assets is calculated as the sum of total assets less total liabilities.

CRH ANNUAL REPORT AND FORM 20-F I 2019	225

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

Reconciliation of Revenue, EBITDA (as defined)* and Operating Profit by segment

	Year ended 31 December
	Revenue			Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit (i)
	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m	2019 €m	2018 €m	2017 €m

Continuing operations

Americas Materials	10,385	8,951	7,970	1,960	1,493	1,270	689	484	412	1,271	1,009	858

Europe Materials	8,494	8,042	7,338	1,079	936	891	524	449	398	555	487	493

Building Products	6,250	6,248	6,345	961	787	769	293	212	193	668	575	576

Total Group from continuing operations	25,129	23,241	21,653	4,000	3,216	2,930	1,506	1,145	1,003	2,494	2,071	1,927

Discontinued operations

Americas Distribution	-	7	2,343	-	(5)	164	-	-	21	-	(5)	143

Europe Distribution	3,177	3,549	3,567	200	149	216	99	43	48	101	106	168

Total Group	28,306	26,797	27,563	4,200	3,360	3,310	1,605	1,188	1,072	2,595	2,172	2,238

Group operating profit from continuing operations										2,494	2,071	1,927

(Loss)/profit on disposals										(1)	(27)	54

Finance costs less income										(326)	(305)	(289)

Other financial expense										(112)	(46)	(59)

Share of equity accounted investments’ profit										60	48	52

Profit before tax from continuing operations										2,115	1,741	1,685

Income tax expense										(477)	(396)	(12)

Group profit for the financial year from continuing operations										1,638	1,345	1,673

Profit after tax for the financial year from discontinued operations										310	1,176	246

Group profit for the financial year										1,948	2,521	1,919

(i)	Throughout this document, Group operating profit is reported as shown in the Consolidated Income Statement and excludes profit on disposals.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

226	CRH ANNUAL REPORT AND FORM 20-F I 2019

Non-GAAP Performance Measures - continued

Return on Net Assets
	2019 €m	2018 (iii) €m	2017 €m

Group operating profit from continuing operations	2,494	2,071	1,927

Group operating profit from discontinued operations	101	106	311

Group operating profit (numerator for RONA computation)	2,595	2,177	2,238

Current year

Segment assets (i)	32,684	31,510	26,809

Segment liabilities (i)	(7,958)	(6,592)	(6,201)

Group segment net assets	24,726	24,918	20,608

Lease liabilities (ii)	1,511	-	-

Assets held for sale	-	-	1,112

Liabilities associated with assets classified as held for sale	-	-	(341)

Group segment net assets excluding lease liabilities (including net assets held for sale)	26,237	24,918	21,379

Prior year

Segment assets (i)	31,510	26,809	27,581

Segment liabilities (i)	(6,592)	(6,201)	(6,927)

Group segment net assets	24,918	20,608	20,654

Average net assets including net assets held for sale (denominator for RONA computation)	25,578	22,763	21,017

RONA	10.1%	9.6%	10.6%

Reconciliation of Segment Assets and Liabilities to Group Assets and Liabilities
	2019 €m	2018 €m	2017 €m	2016 €m

Assets

Segment assets (i)	32,684	31,510	26,809	27,581

Reconciliation to total assets as reported in the Consolidated Balance Sheet:

Investments accounted for using the equity method	690	1,163	1,248	1,299

Other financial assets	12	23	25	26

Derivative financial instruments (current and non-current)	82	45	64	76

Income tax assets (current and deferred)	87	86	260	163

Cash and cash equivalents	3,755	2,346	2,115	2,449

Assets held for sale	-	-	1,112	-

Total assets as reported in the Consolidated Balance Sheet	37,310	35,173	31,633	31,594

Liabilities

Segment liabilities (i)	7,958	6,592	6,201	6,927

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:

Interest-bearing loans and borrowings (current and non-current)	9,014	9,316	7,976	7,790

Derivative financial instruments (current and non-current)	17	59	14	32

Income tax liabilities (current and deferred)	2,841	2,652	2,124	2,402

Liabilities associated with assets classified as held for sale	-	-	341	-

Total liabilities as reported in the Consolidated Balance Sheet	19,830	18,619	16,656	17,151

(i)	Segment assets and liabilities as disclosed in note 2 to the Consolidated Financial Statements.

(ii)

Segment liabilities include lease liabilities capitalised under IFRS 16 in 2019 which are debt in nature and are therefore adjusted for in arriving at the calculation of Group segment net assets for the calculation of RONA. Segment lease liabilities at 31 December 2019 amounted to; America Materials €363 million, Europe Materials €493 million and Building Products €655 million.

(iii)

For the 2018 calculation, as the net segment assets classified as held for sale at 31 December 2017 were disposed of on 2 January 2018, these have been excluded from the prior year element. For consistency, the related immaterial operating loss of €5 million in 2018 is also excluded.

CRH ANNUAL REPORT AND FORM 20-F I 2019	227

Calculation of EBITDA (as defined)* Net Interest Cover

	2019 €m	2018 €m	2017 €m

Interest
Finance costs (i)	346	339	301
Finance income (i)	(20)	(34)	(12)
Net interest	326	305	289
EBITDA (as defined)* from continuing operations	4,000	3,216	2,930

	Times

EBITDA (as defined)* Net Interest Cover (EBITDA (as defined)* divided by net interest)	12.3	10.5	10.1

(i) These items appear on the Consolidated Income Statement on page 128.

Calculation of Net Debt/EBITDA (as defined)*

	2019 €m	2018 €m

Net debt
Lease liabilities under IFRS 16 (i)	(1,511)	-
Interest-bearing loans and borrowings (i)	(9,014)	(9,316)
Derivative financial instruments (net) (i)	65	(14)
Cash and cash equivalents (i)	3,755	2,346
Group net debt (i)	(6,705)	(6,984)

EBITDA (as defined)* from continuing operations	4,000	3,216
EBITDA (as defined)* from discontinued operations	200	144
EBITDA (as defined)* from continuing and discontinued operations	4,200	3,360

	Times
Net Debt divided by EBITDA (as defined)* from continuing operations (ii)	1.7
Net Debt divided by EBITDA (as defined)* from continuing and discontinued operations (ii)		2.1

(i)	These items appear in notes 22 to 27 to the Consolidated Financial Statements.

(ii)

In line with the purpose of the metric, as set out on page 228, to “assess the Company’s level of indebtedness relative to its profitability and cash-generating capabilities”, the 2019 calculation is based on a continuing operations basis. For 2018, the Group net debt position includes debt related to operations discontinued in 2019 and therefore for comparability purposes the 2018 calculation uses EBITDA (as defined)* from continuing and discontinued operations.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

228	CRH ANNUAL REPORT AND FORM 20-F I 2019

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

Net Debt. Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities under IFRS 16, cash and cash equivalents and current and non-current derivative financial instruments.

Net Debt/EBITDA (as defined)* is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of Net Debt to EBITDA (as defined)* and is calculated on page 227.

EBITDA (as defined)* Net Interest Cover. EBITDA (as defined)* Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of EBITDA (as defined)* to Net Interest and is calculated on page 227.

RONA. Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH’s business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base. RONA is calculated by expressing total Group operating profit as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (excluding lease liabilities and including liabilities associated with assets classified as held for sale) as shown on page 226 and detailed in note 2 to the Consolidated Financial Statements, and excludes equity accounted investments and other financial assets, net debt (as previously defined) and tax assets & liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

Organic Revenue, Organic Operating Profit and Organic EBITDA (as defined)*. CRH pursues a strategy of growth through acquisitions and investments, with €727 million spent on acquisitions and investments in 2019 (2018: €3,562 million). Acquisitions completed in 2018 and 2019 contributed incremental sales revenue of €923 million, operating profit of €70 million and EBITDA (as defined)* of €164 million in 2019. Proceeds from divestments and non-current asset disposals amounted to €2,096 million (net of cash disposed and deferred proceeds) (2018: €3,009 million). The sales impact of divested activities in 2019 was a negative €629 million and the impact at an operating profit and EBITDA (as defined)* level was a negative €18 million and €52 million respectively.

The euro weakened against most major currencies during 2019 resulting in the average euro/US Dollar rate strengthening from 1.1810 in 2018 to 1.1195 in 2019 and the Pound Sterling strengthening from an average 0.8847 in 2018 to 0.8778 in 2019. Overall currency movements resulted in a favourable net foreign currency translation impact on our results as shown on the table on page 34.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA (as defined)* as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.

Organic revenue, organic operating profit and organic EBITDA (as defined)* is arrived at by excluding the incremental revenue, operating profit and EBITDA (as defined)* contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance section on pages 38 to 52, changes in organic revenue, organic operating profit and organic EBITDA (as defined)* are presented as additional measures of revenue, operating profit and EBITDA (as defined)* to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA (as defined)* to the changes in total revenue, operating profit and EBITDA (as defined)* for the Group and by segment, is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 30.

Revenue from continuing and discontinued operations, EBITDA (as defined)* from continuing and discontinued operations and Operating Profit from continuing and discontinued operations. As detailed in note 3 to the Consolidated Financial Statements, our Europe Distribution and our Americas Distribution segments have been classified as discontinued operations in accordance with IFRS 5. In certain instances throughout the Annual Report and Form 20-F we refer to revenue, EBITDA (as defined)* and operating profit from continuing and discontinued operations. Information presented on this basis is useful to investors as (i) it provides a greater understanding of the Group’s performance and (ii) assists investors in the comparison of the Group’s performance with that of other companies. A reconciliation of each of these measures is detailed in note 2 to the Consolidated Financial Statements and on page 225.

Cash paid to Shareholders. Cash paid to shareholders is a measure of cash returned to shareholders representing dividends of €0.6 billion (2018: €0.5 billion) paid during the year and excess cash of €0.8 billion (2018: €0.8 billion) returned through the share buyback programme. The metric provides information on dividend growth for shareholders and is reflective of CRH’s continued commitment to return excess cash to shareholders. CRH monitor the cash paid to shareholders as part of their overall capital allocation strategy.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

CRH ANNUAL REPORT AND FORM 20-F I 2019	229

Contractual Obligations

An analysis of the maturity profile of debt, leases capitalised under IFRS 16, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2019 is as follows:

Contractual Obligations

Payments due by period	Total €m	Less than 1 year €m	1-3 years €m	3-5 years €m	More than 5 years €m
Interest-bearing loans and borrowings (i)	8,962	824	1,353	1,356	5,429
Lease liabilities under IFRS 16 (ii)	2,038	275	424	293	1,046
Estimated interest payments on contractually-committed debt (iii)	3,156	307	533	460	1,856
Deferred and contingent acquisition consideration	335	45	46	120	124
Purchase obligations (iv)	1,398	700	218	141	339
Retirement benefit obligation commitments (v)	19	2	4	4	9
Total	15,908	2,153	2,578	2,374	8,803

(i)

Of the €9.0 billion total gross debt, €0.1 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

(ii)	Lease liabilities are presented on an undiscounted basis as detailed in note 22 and note 24 to the Consolidated Financial Statements.

(iii)

These interest payments have been estimated on the basis of the following assumptions: (a) no change in variable interest rates; (b) no change in exchange rates; (c) that all debt is repaid as if it falls due from future cash generation; and (d) none is refinanced by future debt issuance.

(iv)

Purchase obligations include contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2019 for capital expenditure is set out in note 15 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

(v)	These retirement benefit commitments comprise the contracted payments related to our pension schemes in the UK. See further details in note 30 to the Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

CRH addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the US Dollar against all other currencies, from the rates applicable at 31 December 2019, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% in floating interest rates or a 5% strengthening/weakening in the euro/US Dollar exchange rate. The euro/US Dollar rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in the US. This analysis, set out in note 24 to the Consolidated Financial Statements, is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

Quantitative and qualitative information and sensitivity analysis of market risk is contained in notes 23 to 27 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on CRH’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

230	CRH ANNUAL REPORT AND FORM 20-F I 2019

Property, Plants and Equipment

At 14 February 2020, CRH had a total of 3,102 building materials production locations. 1,069 locations are leased, with the remaining 2,033 locations held on a freehold basis.

The significant subsidiary locations as at

31 December 2019 are the cement facilities in the US, Philippines, Poland, Ukraine, the UK, Romania, Canada, Slovakia, Ireland, Germany, France and Brazil. The clinker (the key intermediate product in the manufacture of cement) capacity for these locations is set out in the table below. Further details on locations and products manufactured are provided on pages 268 and 269. None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 140 and in note 15 to the Consolidated Financial Statements on page 164.

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

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker capacity (tonnes per hour)
Ash Grove	United States	8	925

Republic Cement	Philippines	5	628

Grupa Ożarów	Poland	1	342

Podilsky Cement PJSC	Ukraine	1	325

Tarmac	United Kingdom	3	306

CRH Romania	Romania	2	305

CRH Slovakia	Slovakia	2	290

CRH Canada	Canada	2	288

Irish Cement	Ireland	2	288

Opterra	Germany	2	268

Eqiom	France	3	243

Suwannee American Cement Company	United States	2	223

CRH Brazil	Brazil	3	200

CRH ANNUAL REPORT AND FORM 20-F I 2019	231

Mineral Reserves

Activities with Reserves Backing (i)

			Surface acreage (hectares) (ii)				% of mineral reserves by rock type
	Physical location	No. of quarries /pits	Owned	Leased	Proven & probable reserves (iii)	Years to depletion (iv)	Hard rock	Sand & gravel	Other	2019 Annualised extraction (v)

Europe Materials
	France	3	778	-	83	29	100%	-	-	2.9
	Germany	3	462	-	152	56	98%	-	2%	2.4
	Ireland	2	484	-	202	72	100%	-	-	2.9
	Philippines	14	996	213	475	70	100%	-	-	6.7
	Poland	1	409	-	290	68	93%	6%	1%	4.2
	Romania	6	588	166	233	54	74%	-	26%	4.3
Cement	Serbia	2	120	41	106	121	100%	-	-	1.0
	Slovakia	5	303	96	287	130	92%	-	8%	2.3
	Spain	1	34	-	84	210	100%	-	-	0.4
	Switzerland	3	183	26	87	73	100%	-	-	1.1
	Ukraine	2	-	297	122	44	77%	-	23%	3.1
	United Kingdom	11	1,676	199	270	64	96%	-	4%	4.4

	Finland	101	1,359	919	200	17	77%	23%	-	12.5
	France	47	737	1,171	233	27	70%	30%	-	8.2
	Ireland	122	5,098	84	1,034	61	87%	13%	-	18.3
	Philippines	1	-	17	62	214	100%	-	-	0.0
Aggregates	Poland	2	160	10	130	39	100%	-	-	3.9
	Romania	14	402	217	52	34	92%	8%	-	1.4
	Spain	10	106	78	108	59	100%	-	-	1.5
	United Kingdom	151	10,716	7,311	1,366	34	88%	12%	-	39.0
	Other	43	470	452	146	17	62%	38%	-	8.8

	Czech Republic,
	Ireland, Poland,
Lime	United Kingdom	4	354	12	113	35	100%	-	-	3.2
	Germany	9	814	10	257	38	100%	-	-	5.9

Subtotals		557	26,249	11,319	6,092		90%	10%	-

Americas Materials
	Brazil	3	1,194	-	106	56	91%	-	9%	1.8
Cement	Canada	2	732	-	285	95	100%	-	-	2.9
	United States	9	2,447	-	581	91	99%	1%	-	9.8

Aggregates	Canada	42	5,487	694	732	37	81%	19%	-	20.9
	United States	677	50,096	22,212	15,287	93	74%	26%	-	173.0

Subtotals		733	59,956	22,906	16,991		80%	20%	-

Group totals		1,290	86,205	34,225	23,083		83%	17%	-

(i)	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

(ii)	1 hectare equals approximately 2.47 acres.

(iii)

Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable. All of the proven and probable reserves are permitted and are quoted in millions of tonnes.

(iv)	Years to depletion is based on the average of the most recent three years annualised production.

(v)	Annualised extraction is quoted in millions of tonnes.

232	CRH ANNUAL REPORT AND FORM 20-F I 2019

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

The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2019 other than in business combination activities and specific instances where such a review was warranted.

Reserve estimates are subject to annual review by each of the relevant operating entities across the Group. The estimation process distinguishes between owned and leased reserves segregated into permitted and unpermitted as appropriate and includes only those permitted reserves which are proven and probable. The term “permitted” reserves refers to those tonnages which could be economically and legally extracted or produced at the time of the reserve determination. Permitted owned reserve estimates are based on estimated recoverable tonnes whilst permitted leased reserve estimates are based on estimated total recoverable tonnes which may be extracted over the term of the lease contract.

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

•	the reserves must be homogeneous deposits based on drill data and/or local geology; and

•	the deposits must be located on owned land or on land subject to lease

None of CRH’s mineral-bearing properties is individually material to the Group.

CRH ANNUAL REPORT AND FORM 20-F I 2019	233

Risk Factors

This section describes the key risk factors that could affect the Group’s business. If any of these risks occur, the Group’s business, financial condition, results of operations and prospects could be materially adversely affected.

The risk factors listed below should be considered in connection with any forward- looking statements in this Annual Report and Form 20-F and the cautionary statements contained in Corporate Governance - Disclaimer/Forward-Looking Statements on page 103.

The risk factors presented below are reviewed on an annual basis and represent the key risk factors faced by the Group at the time of compilation of the 2019 Annual Report and Form 20-F. During the course of 2020, new risk factors may materialise attributable to changes in markets, regulatory environments and other factors and existing risk factors may become less relevant.

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

The Group’s operating and financial performance is influenced by general economic conditions and the state of infrastructure, residential and non-residential sectors in the countries in which it operates.

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement of orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the Group’s control, including:

•  the price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 11% of annual Group sales revenues in 2019);

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

Each of the above factors could have a material adverse effect on the Group’s operating results and the market price of CRH plc’s Ordinary Shares.

234	CRH ANNUAL REPORT AND FORM 20-F I 2019

Key Strategic Risk Factors - continued

Portfolio Management

Risk	Discussion

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

The realisation of the Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. In addition, situations may arise where the Group may be liable for the past acts, omissions or liabilities of companies acquired, or may remain liable in cases of divestment; for example, the potential environmental liabilities addressed under the Sustainability and Corporate Social Responsibility Risk Factor on page 237.

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

Description:

Many of the Group’s products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences are addressed.

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

A number of the products sold by the Group compete with other building products that do not feature in the Group’s existing product range. Any significant shift in demand preference from the Group’s existing products to substitute products, which the Group does not produce, could adversely impact market share and results of operations.

Geopolitical and/or Social Instability

Risk	Discussion

Description:

Adverse and fast changing economic, social, political and public health situations in any country in which the Group operates could lead to business interruption, restrictions on repatriation of earnings or a loss of plant access.

Impact:

Changes in these conditions may adversely affect the Group’s business, results of operations, financial condition or prospects.

The Group currently operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, the Philippines, Brazil and China. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges that could include the following:

•  changes in political, social or economic conditions;

•  trade protection measures and import or export licensing requirements;

•  political unrest and currency disintegration;

•  activism and civil disturbance, triggered by natural disasters, terrorist events, outbreak of armed conflict, etc.;

•  labour and procurement practices which contravene ethical considerations;

•  unexpected changes in regulatory and tax requirements;

•  state-imposed restrictions on repatriation of funds; and

•  outbreak of public health emergencies/epidemics/pandemics

While economic trends are positive across many of the Group’s major markets, the ongoing uncertainty around the UK’s decision to withdraw from the European Union, together with the effects of US and China trade negotiations and ongoing tensions in the Ukraine, where the Group has significant business interests, have collectively contributed to heightened uncertainty, with possible upside and downside economic consequences.

CRH ANNUAL REPORT AND FORM 20-F I 2019	235

Strategic Mineral Reserves

Risk	Discussion

Description:

Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production.

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

The uncertainties around the UK’s withdrawal from the European Union leave businesses potentially open to significant risks, which may be intensified should the UK leave without a formal agreement. Having formed a majority Conservative government, the UK left the European Union on 31 January 2020, entering into a transition period until 31 December 2020. Uncertainties remain throughout the transition period, and if a deal is not agreed before 31 December 2020, the default position will be a no-deal Brexit.

Any significant economic shock caused by Brexit, the uncertainty around the process or negative consumer sentiment could have an adverse impact on the performance of the UK’s economy, leading to a fall in demand for the Group’s products. Commercial projects could be delayed or cancelled as businesses decide whether to invest in the UK market or not. Mortgage interest rates could rise, and credit could tighten which may adversely impact the residential sector leading to a fall in demand for residential housing and as such, a fall in demand for the Group’s products. Further, government investments, infrastructure projects or initiatives may be delayed or cancelled as government funds tighten leading to the delay or cancellation of contracts which may have an adverse impact on the financial position of the Group.

Further, uncertainty around Brexit has created, and will continue to create, volatility for the Pound Sterling. Any significant fall in the value of the Pound Sterling against the Group’s reporting currency could adversely impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2019, see the Business Performance section commencing on page 30.

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

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the Group’s strategy and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied. As well as ensuring the Group identifies, hires, integrates, develops and promotes talent, the Group must navigate talent and front-line labour shortages, promote mobility and hire a diverse workforce.

The maintenance of positive employee and trade/labour union relations is key to the successful operation of the Group. Some of the Group’s employees are represented by trade/labour unions under various collective agreements. For unionised employees, the Group may not be able to renegotiate satisfactorily the relevant collective agreements upon expiration and may face tougher negotiations and higher wage demands. In addition, existing labour agreements may not prevent a strike or work stoppage, with any such activity creating reputational risk and potentially having a material adverse effect on the results of operations and financial condition of the Group.

236	CRH ANNUAL REPORT AND FORM 20-F I 2019

Key Strategic Risk Factors - continued

Joint Ventures and Associates

Risk	Discussion

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

Key Operational Risk Factors

Climate Change and Policy

Risk	Discussion

Description:

The cement industry has recognised the impact of climate change and its responsibilities in transitioning to a lower carbon economy. The Group is exposed to financial, reputational and market risks arising from changes to CO2 policies and regulations.

Impact:

Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance and reputational damage.

The impact of climate change may over time affect the operations of the Group and the markets in which the Group operates. This could include physical risks such as acute and chronic changes in weather and/or transitional risks such as technological development, policy and regulatory change, and market and economic responses. Efforts to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs such as CO2, can create economic risks and uncertainties for the Group’s businesses. Such risks could include the cost of purchasing allowances or credits to meet GHG emissions caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for the Group’s goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. Manifestation of these increased costs may increase the underlying cost of production of the Group’s products which may adversely impact the financial performance of the Group.

Stakeholder expectations in relation to climate change continue to increase. The Group is subject to a broad range of additional environmental product information requests by customers in certain regions and increasing levels of disclosure regarding climate-related environmental performance. The Group includes within its offerings products aimed at climate adaptation, including sustainable drainage systems, flood defences and more resilient structures, as well as products that lower the operational carbon footprint of buildings, including high performance glass and glazing products that incorporate innovative thermal break technologies for superior thermal performance, precast concrete flooring and walling elements delivering energy savings, and balcony connector products that reduce thermal bridging, delivering energy saving. If customers’ and other stakeholders’ sustainability expectations are not satisfied, the Group’s product portfolio may be of reduced relevance, the Group’s reputation may be harmed and the Group could experience a deterioration in financial performance.

Please refer to page 244 of this Annual Report and Form 20-F for further details. In addition, the Group publishes an annual independently-assured Sustainability Report, which is prepared in line with the Global Reporting Initiative Standards and available on www.crh.com.

CRH ANNUAL REPORT AND FORM 20-F I 2019	237

Key Operational Risk Factors - continued

Health and Safety Performance

Risk	Discussion

Description:

The Group’s businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates.

Impact:

A serious health and safety incident could have a significant impact on the Group’s operational and financial performance, as well as the Group’s reputation.

The Group’s industry involves dangerous work and a failure to maintain the focus on making its workplaces safe for our people could result in a deterioration in the Group’s safety performance and ultimately fatalities. Building materials production can be hazardous and particular hazards are associated with heavy vehicles, working at height and using mechanised processes. Additionally, the Group’s safety risks are not limited to facility sites but extend to paving and construction sites and regular encounters with stakeholder sites. This presents a complex challenge which requires safe behaviours and engagement from employees that match the Group’s robust policies and procedures.

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

For additional information on the Group’s health and safety performance, see page 18 of the Strategy Review section.

Sustainability and Corporate Social Responsibility

Risk	Discussion

Description:

The nature of our activities poses inherent environmental, social and governance (ESG) risks, which are also subject to an evolving regulatory framework and changing societal expectations.

Impact:

Failure to embed sustainability principles within the Group’s businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

The Group recognises that the demand for sustainable products is undoubtedly increasing and seeks opportunities to deliver sustainable products, buildings and infrastructure at reduced environmental cost throughout their lifetime. Customers, from architects and construction companies to public bodies, have an immediate need for sustainable solutions which respond to climate change. In order to be involved in the green agenda, the Group needs to work with customers and vendors to innovate around design, delivery and application of products. If the Group fails to identify and execute on areas for improved sustainable performance, the demand for the Group’s products may fall. If customers’ and other stakeholders’ sustainability expectations are not satisfied, the Group’s product portfolio will be of reduced relevance and the Group will experience a deterioration in financial performance.

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

Please refer to pages 20 to 25 of this Annual Report and Form 20-F for further details. In addition, the Group publishes an annual independently-assured Sustainability Report, which is prepared in line with the Global Reporting Initiative Standards and available on www.crh.com.

238	CRH ANNUAL REPORT AND FORM 20-F I 2019

Key Operational Risk Factors - continued

Information Technology and/or Cyber Security

Risk	Discussion

Description:

The Group is dependent on information and operational technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error could lead to loss of access to systems or data, adversely impacting business operations.

Impact:

Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs in remediation are also likely in a major cyber security incident.

The Group employs numerous operational technology and information technology systems, networks and services, many of which are managed, hosted, provided and/or used by third parties, to assist in conducting our business. The proper functioning of our technology and systems is critical to the efficient operation and management of our business. The Group’s systems for protecting our assets against cyber security risks may not always be sufficient.

As part of our business, the Group collects, processes, and retains potentially sensitive and confidential information about our customers, suppliers, employees and business performance. Despite the security measures we have in place, and those of third-party suppliers and vendors with which we do business, the Group may be subject to cyber security attacks. Such attacks may result in interference with production software, corruption or theft of sensitive data, manipulation of financial data accessible through digital infrastructure, or reputational losses as a result of misrepresentation via social media and other websites.

Security and cyber incidents are becoming increasingly sophisticated and are continually evolving. As this threat continues to evolve, the Group may be required to expend additional resources to continue to modify or enhance protection measures or to investigate and remediate any vulnerability to cyber incidents. There can be no assurance that future attacks will not be successful due to their increasing sophistication and the difficulties in detecting and defending against them in a timely fashion.

While the Group has experienced, and expects to continue to experience, these types of threats and incidents, the Group has not detected any material cyber security events.

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

The Group is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition/anti-trust, financial reporting, taxation, anti-bribery, anti-corruption, international trade compliance, governance and other matters. The Group mandates that its employees comply with its Code of Business Conduct which stipulates best practices in relation to legal, compliance and ethical matters amongst other issues. The Code of Business Conduct is available on www.crh.com.

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

CRH ANNUAL REPORT AND FORM 20-F I 2019	239

Key Financial and Reporting Risks Factors

Financial Instruments

Risk	Discussion

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

Interest rate and leverage risks: The Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. As at 31 December 2019, the Group had outstanding net indebtedness of approximately €6.7 billion (2018: €7.0 billion). Acquisition activity may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This high level of absolute indebtedness could give rise to the Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the Group’s level of indebtedness may give rise to a general increase in interest rates borne and there can be no assurance that the Group will not be adversely impacted by increases in borrowing costs in the future.

The Group has a number of material interest rate derivatives and finance contracts linked to the Inter-Bank Offered Rate (“IBOR”) which may be impacted by the transition away from IBOR linked rates to a risk-free rate as IBOR is phased out in 2021. At this time, it is not possible to predict the effect any discontinuance, modification or other reforms to IBOR or any other reference rate, the establishment of alternative reference rates or the transition away from IBOR will have on contracts linked to IBOR or the broader financial markets. Such reforms could have a significant impact on the financial markets and may impact CRH’s borrowing costs and cash flows. Such changes may or may not adversely affect CRH’s financial position.

Foreign currency risks: If the Group’s reporting currency weakens relative to the basket of foreign currencies in which net debt is denominated (including the Canadian Dollar, Swiss Franc, Polish Zloty, Philippine Peso and Pound Sterling), the net debt balance would increase; the converse would apply if the Group’s reporting currency was to strengthen. The Group may not succeed in managing these foreign currency risks. Effective 1 January 2020, the Group has decided to change reporting currency from euro to US Dollar.

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

The Group holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2019, totalled €3.8 billion (2018: €2.3 billion). In addition to the above, the Group enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2019 were €82 million and €17 million respectively (2018: €45 million and €59 million respectively). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the US) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2019, this balance was €0.9 billion (2018: €0.9 billion). In the business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

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

Liquidity risks: The principal liquidity risks stem from the maturation of debt obligations and derivative transactions. The Group aims to achieve flexibility in funding sources through a variety of means including (i) maintaining cash and cash equivalents with a number of highly-rated counterparties; (ii) limiting the annual maturity of such balances; (iii) meeting the bulk of debt requirements through debt capital markets or other term financing; and (iv) having surplus committed bank lines of credit. However, market or economic conditions may make it difficult at times to realise this objective.

For additional information on the above risks see note 24 to the Consolidated Financial Statements.

240	CRH ANNUAL REPORT AND FORM 20-F I 2019

Key Financial and Reporting Risks Factors - continued

Defined Benefit Pension Schemes and Related Obligations

Risk	Discussion

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

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) future compensation levels, future labour market conditions and anticipated inflation; (iii) mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed on pages 192 to 197. A prolonged period of financial market instability or other adverse changes in the assumptions mentioned above would have an adverse impact on the valuations of pension scheme assets.

Taxation Charge and Balance Sheet Provisioning

Risk	Discussion

Description:

The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice.

Impact:

Changes in tax regimes or assessment of additional tax liabilities in future audits could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

The Group’s income tax charge is based on reported profits and statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition of deferred tax assets also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods to conclude, the resolution of which is often not within its control. Although management believes that the estimates included in the Consolidated Financial Statements and the Group’s tax return positions are reasonable, there can be no assurance that the final outcome of these matters will equal the estimates reflected in the Group’s historical income tax provisions and accruals.

As a multinational corporation, the Group is subject to various taxes in all jurisdictions of operation. Due to economic and political conditions, tax rates and the interpretation of tax rules in these jurisdictions may be subject to significant change. For example, the 2017 US Tax Cuts and Jobs Act has made significant changes to US tax rules. In addition, the Group’s future effective income tax rate could be affected (positively or negatively) by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or changes in tax laws or their interpretation.

Finally, recent developments, including the European Commission’s investigations on illegal state aid as well as the Organisation for Economic Co-operation and Development project on Base Erosion and Profit Shifting may result in changes to long-standing international tax principles, which could adversely affect the Group’s effective tax rate or result in higher cash tax liabilities. If the Group’s effective income tax rate was to increase, its cash flows, financial condition and results of operations could be adversely affected.

CRH ANNUAL REPORT AND FORM 20-F I 2019	241

Foreign Currency Translation

Risk	Discussion

Description:

The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency.

Impact:

Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Given the geographic diversity of the Group, a significant proportion of its revenues, expenses, assets and liabilities are denominated in currencies other than the Group’s reporting currency, including the Canadian Dollar, Swiss Franc, Polish Zloty, Philippine Peso and Pound Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into the reporting currency have impacted and will continue to impact consolidated results and net worth. Effective 1 January 2020, the Group has decided to change reporting currency from euro to US Dollar.

For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2019, see the Business Performance section commencing on page 30 and note 24 to the Consolidated Financial Statements.

Goodwill Impairment

Risk	Discussion

Description:

Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A write-down of goodwill could have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 16 to the Consolidated Financial Statements on pages 166 to 168.

While a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2019 would have resulted in a charge to income and a reduction in equity of €8.1 billion (2018: €8.1 billion).

242	CRH ANNUAL REPORT AND FORM 20-F I 2019

Corporate Governance Practices

Compliance Statement

Non-US companies such as CRH are exempt from most of the corporate governance rules of the NYSE. In common with companies listed on the LSE and Euronext Dublin, CRH’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the UK Listing Authority and Euronext Dublin; and (c) the 2018 UK Corporate Governance Code, which is appended to the listing rules of the LSE and Euronext Dublin.

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

1. In accordance with Section 167(7) of the Companies Act 2014.

CRH ANNUAL REPORT AND FORM 20-F I 2019	243

As permitted by the SEC, based on the quantitative and qualitative risk factors of our acquisitions in 2019, the Company has elected to exclude an assessment of the internal controls of these acquisitions for the year 2019. These acquisitions, which are listed in note 32 to the Consolidated Financial Statements, constituted 1.5% and 2.3% of total and net assets respectively, as of 31 December 2019 and 0.8% and 0.1% of revenue and Group profit, respectively, for the financial year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2019, the Company’s internal control over financial reporting is effective.

Our auditors, EY, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2019, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 127.

Changes in Internal Control over Financial Reporting

During 2019, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report and Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Acquisitions excluded from the 2018 assessment of internal control over financial reporting (including the 2018 acquisition of Ash Grove) were all successfully integrated into the CRH internal control systems in 2019.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) as of 31 December 2019. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

Change In Registrant’s Certifying Accountant

Following the issuance of a Request for Proposal (RFP) in April 2018, the Audit Committee recommended to the Board that Deloitte Ireland LLP be appointed to succeed Ernst & Young as CRH’s auditor, with effect from the financial year commencing 1 January 2020.

As a result, following completion of the audit of our financial statements as of and for the year ended 31 December 2019 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2019, Deloitte Ireland LLP will become CRH’s external auditor, subject to a confirmatory advisory vote at the 2020 AGM.

Ernst & Young’s reports on our Consolidated Financial Statements for the two years ended 31 December 2019, did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years and to 6 March 2020, there were no disagreements with Ernst & Young whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided Ernst & Young with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit

15.3 to CRH’s Annual Report on Form 20-F, as filed with the SEC.

We did not consult Deloitte Ireland LLP during our two most recent fiscal years or to 6 March 2020 regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

244	CRH ANNUAL REPORT AND FORM 20-F I 2019

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

Environmental Compliance Policy

In order to comply with environmental regulations, CRH has developed the following Group environmental policy, which was reviewed and updated during 2019. The statement of policy, applied across all Group companies, is to:

•	comply, at a minimum, with all applicable environmental legislation and continually improve environmental management, always striving to meet or exceed industry best practice standards, monitoring and reporting performance to ensure Policy compliance;

•	maintain open communications and ensure that our employees and contractors adhere to their environmental responsibilities;

•	proactively address the challenges of climate change;

•	reduce emissions and optimise our use of energy, water, land and other resources;

•	promote sustainable product and process innovation and new business opportunities and;

•	develop positive relationships with stakeholders and strive to be good neighbours in every community in which we operate

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

Addressing Climate Change

CRH has evaluated the risks and opportunities arising from climate change and has put in place a management strategy to address these. In striving to reduce its emissions, CRH delivers carbon, energy and financial efficiencies for its businesses and helps to address climate change on a societal level. There is a focus on reducing the carbon footprint of products during manufacture and on increasing their contribution to reducing emissions during their lifetime. For example, CRH includes within its offerings products aimed at climate adaptation, including sustainable drainage systems, flood defences, and more resilient structures.

Having achieved its 2020 CO2 reduction commitment, CRH is now committing to a target of 520kg CO2/tonnes of cementitious product by 2030, covering the portfolio of cement plants owned by CRH in 2019. This target represents a 33% reduction in specific net cement CO2 compared with 1990 levels. We have also set an ambition to achieve carbon neutrality along the cement and concrete value chain by 2050.

CRH continues to be a member of the World Business Council for Sustainable Development (WBCSD) and is a founding member of the Global Cement and Concrete Association (GCCA), which is dedicated to developing and strengthening the sector’s contribution to sustainable construction.

Through its membership of the GCCA, WBCSD and regional industry associations including the European Cement Association (CEMBUREAU) and the European Lime Association (EuLA) in Europe and the National Asphalt Pavement Association (NAPA) and the Portland Cement Association (PCA) in the US, CRH is actively involved in global and regional discussions on the climate change agenda. In regions and countries where trading schemes are in operation, facilities that fall within this scope of this legislation comply with CO2 “cap and trade” schemes including the European Union Emissions Trading Scheme and other regional schemes.

CRH acknowledges the “Paris Climate Agreement” to limit global temperature rise to 2°C (with efforts towards 1.5°C), made at the 21st Conference of the Parties (COP) to the United Nations Framework Convention on Climate Change (UNFCCC) in 2015. CRH has implemented capital expenditure programmes in its cement operations to reduce carbon emissions in the context of international and national commitments to reduce greenhouse gas emissions as well as its emission reduction programme.

In 2019 the European Commission announced the European Green Deal, a roadmap with actions to reach net-zero greenhouse gas emissions by 2050. As part of this plan, the European Union has political commitments to reduce greenhouse gases, on 1990 levels, by 50-55% by 2030.

Achieving such reductions would represent a significant extra constraint on cement operations in Europe.

US federal, state and local laws continue to develop to address carbon emissions. The Group may incur costs in monitoring and reporting emissions. Ultimately a “cap and trade” scheme may be implemented in the US and Canada; depending on the scope of the legislation, this could significantly impact certain operations in North America. As of 14 February 2020, the Group is not aware of any such schemes that would materially affect its US operations, however, CRH continuously monitors developments in regulations and greenhouse gas initiatives involving local, provincial, state or federal governments.

Possible Environmental Liabilities

At 14 February 2020, there were no material pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.

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

CRH ANNUAL REPORT AND FORM 20-F I 2019	245

Other Disclosures

History, Development and Organisational Structure of the Company

CRH is the leading building materials business in the world. Our global footprint spans 30 countries, employing c. 80,300 people at over 3,100 operating locations, serving customers across the breadth of the building materials spectrum.

CRH is the largest building materials business in North America, a leading heavyside materials business in Europe and has positions in both Asia and South America.

CRH manufactures and supplies a range of building materials, products and innovative solutions for the construction industry. From primary materials that we extract, process and supply, to products that are highly engineered and high-value-added, CRH is uniquely positioned to address evolving trends in global construction markets. Our products can be found throughout the built environment in a wide range of construction projects from major public infrastructure to commercial buildings and residential structures.

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

The Company is incorporated and domiciled in the Republic of Ireland. CRH is a public limited company operating under the Companies Act of Ireland 2014. The Group’s worldwide headquarters is located in Dublin, Ireland. Our principal executive offices are located at Stonemason’s Way, Rathfarnham, Dublin 16, Ireland (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and our US agent is CRH Americas, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338.

The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates. From Group headquarters, a small team of executives exercise strategic control over our decentralised operations.

In the detailed description of CRH’s business on pages 30 to 52, estimates of the Group’s various aggregates and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

A listing of the principal subsidiary undertakings and equity accounted investments is contained on pages 260 to 264.

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

For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance section beginning on page 30.

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. Having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group’s financial condition, results of operations or liquidity.

In 2015, the Swiss Competition Commission imposed fines on the Association of Swiss Wholesalers of the Sanitary Industry and on major Swiss wholesalers including certain Swiss CRH subsidiaries; the fine attributable to these subsidiaries was CHF34 million. While the Group remains of the view that the fine is unjustified and it has appealed to the Swiss Federal Appeals Court, a provision of €31 million (2018: €30 million) is recorded in the Group’s Consolidated Balance Sheet.

Research and Development

Research and development is not a significant focus of the Group. CRH’s policy is to expense all research and development costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 7 to the Consolidated Financial Statements on page 155. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in CRH’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 45% of full-year 2019 (2018: 44%), while EBITDA (as defined)* for the first six months of 2019 represented 36% of the full-year out-turn (2018: 33%).

Significant Changes

Other than as disclosed in note 35 to the Consolidated Financial Statements on page 206 no significant changes have occurred since the balance sheet date.

Latest Practical Information

Where referenced in the Supplementary 20-F Disclosures and Shareholder Information sections, information is provided at the latest practicable date, 14 February 2020.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Polbruk, part of CRH’s Building Products Division, supplied products for this school in Rzeszów, Poland.

Urbanika 60 slabs covered the courtyard and main entrance and a range of other products finished off areas around the buildings, comprising over 5,000m2 of products in total.

248	CRH ANNUAL REPORT AND FORM 20-F I 2019

Stock Exchange Listings

CRH has a premium listing on the LSE and a secondary listing on Euronext Dublin represented by the ticker symbols CRH and CRG respectively.

American Depositary Shares (ADSs), each representing one Ordinary Share, are listed on the NYSE. The ADSs are evidenced by ADRs issued by The Bank of New York Mellon (the ‘Depositary’) as Depositary under an Amended and Restated Deposit Agreement dated 28 November 2006. The ticker symbol for the ADSs on the NYSE is CRH.

Share price data

	2019			2018
	LSE	Euronext Dublin	NYSE	LSE	Euronext Dublin	NYSE
Share price at 31 December	£30.42	€35.67	$40.33	£20.71	€23.10	$26.35

Market capitalisation	£24.0bn	€28.2bn	$31.8bn	£16.9bn	€18.8bn	$21.5bn

Share price movement during year:

-high	£31.00	€36.25	$40.36	£28.57	€32.62	$38.96

-low	£20.72	€22.89	$26.05	£19.72	€21.84	$24.92

For further information on CRH shares see note 31 to the Consolidated Financial Statements.

Ownership of Ordinary Shares

Shareholdings as at 31 December 2019
	Number of shares
Geographic location (i)	held ‘000s	% of total

United Kingdom	246,773	30.9

North America	226,943	28.4

Europe/Other	164,445	20.6

Retail	128,459	16.0

Ireland	23,009	2.9

Treasury (ii)	10,011	1.2

	799,640	100.0

(i)	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

(ii)	As detailed in note 31 to the Consolidated Financial Statements.

			Number
	Number of	% of	of shares	% of
Holdings	shareholders	total	held ‘000s	total

1 - 1,000	14,431	61.0	4,476	0.5

1,001 - 10,000	7,254	30.7	21,614	2.7

10,001 - 100,000	1,414	6.0	43,619	5.5

100,001 - 1,000,000	431	1.8	132,426	16.6

Over 1,000,000	127	0.5	597,505	74.7

	23,657	100.0	799,640	100.0

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights.

As at 27 February 2020, the Company had received notification of certain interests in its Ordinary Share capital that were equal to, or in excess of, 3%. These interests are presented in Corporate Governance – Substantial Holdings on page 72.

CRH ANNUAL REPORT AND FORM 20-F I 2019	249

Ownership of Ordinary Shares - continued

Purchases of Equity Securities by the Issuer and Affiliated Persons

In April 2018, CRH announced its intention to introduce a share repurchase programme to repurchase Ordinary Shares (including Income Shares) of up to €1 billion (the ‘Programme’).

During 2018, CRH repurchased a total of 27,901,471 Ordinary Shares under the Programme, returning a total of €0.8 billion in cash to shareholders. The Programme was extended in 2019, with CRH repurchasing a total of 27,357,116 Ordinary Shares in 2019 and returning a further €0.8 billion to shareholders. As at 31 December 2019, a total of €1.6 billion cash has been returned to shareholders under the Programme.

On 7 January 2020, CRH announced a further extension of the Programme for an additional €200 million.

The tables below sets forth the Ordinary Shares repurchased under this programme together with details of the Ordinary Shares purchased by the Employee Benefit Trust (EBT) during 2019 and 2018.

See note 31 to the Consolidated Financial Statements for further details.

2019
Month	Total number of share	Total number of	Total number of	Average price paid per
	buyback purchases	EBT purchases	shares purchased	share - share buyback (i) (ii)

January	2,933,611	-	2,933,611	€24.56/£ 21.80

February	1,599,462	429,272	2,028,734	€27.02/£ 23.55

March	3,087,817	1,500,000	4,587,817	€27.44/£ 23.56

April	-	248,750	248,750	-

May	4,211,110	11,426	4,222,536	€28.80/£ 25.09

June	4,015,079	-	4,015,079	€28.45/£ 25.41

July	2,032,600	-	2,032,600	€29.58/£ 26.70

August	1,904,650	-	1,904,650	€28.54/£ 26.16

September	3,050,181	-	3,050,181	€30.81

October	2,179,962	-	2,179,962	€30.55

November	1,636,369	-	1,636,369	€33.46

December	706,275	-	706,275	€34.48
	27,357,116	2,189,448	29,546,564

2018
Month	Total number of share	Total number of	Total number of	Average price paid per
	buyback purchases	EBT purchases	shares purchased	share - share buyback (i) (ii)

March	-	108,377	108,377	-

May	3,184,696	-	3,184,696	€30.85/£27.07

June	3,683,973	-	3,683,973	€31.40/£27.62

July	4,490,643	-	4,490,643	€30.14/£26.73

August	611,038	-	611,038	€28.98/£26.05

September	4,873,147	-	4,873,147	€27.94/£25.05

October	6,973,594	-	6,973,594	€27.10/£23.84

November	1,007,835	-	1,007,835	€24.58/£21.81

December	3,076,545	-	3,076,545	€23.05/£20.64
	27,901,471	108,377	28,009,848

(i)  Average price paid per share in respect of 2019 EBT purchases; February €28.74, March €27.11, April €28.44 and May €28.54 (2018: March €27.57).

(ii)  Where applicable, for shares purchased on the LSE, the average price paid per share in Pound Sterling is disclosed.

Other than the above, there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2019.

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

250	CRH ANNUAL REPORT AND FORM 20-F I 2019

Dividends

The Company has paid dividends on its Ordinary Shares in respect of each fiscal year since the formation of the Group in 1970. Dividends are paid to shareholders on the Register of Members on the record date for the dividend. Record dates are set by the LSE and Euronext Dublin. An interim dividend is normally declared by the Board of Directors in August of each year and is generally paid in September/October. A final dividend is normally recommended by the Board of Directors following the end of the fiscal year to which it relates and, if approved by the shareholders at an AGM, is generally paid in April/May of that year.

The payment of future cash dividends will be dependent upon future earnings, the financial condition of the Group and other factors.

The below table sets forth the amounts of interim, final and total dividends in euro cent per Ordinary Share declared in respect of each fiscal year indicated. Each amount represents the actual dividend payable. Solely for the convenience of the reader, these dividends have been translated into US cents per ADS using the FRB Noon Buying Rate on the date of payment. An interim dividend of 20.0c was paid in respect of Ordinary Shares on 25 September 2019. The final dividend, if approved at the forthcoming AGM of shareholders to be held on 23 April 2020, will be paid on 28 April 2020 to shareholders on the Register of Members as at the close of business on 13 March 2020 and will bring the full-year dividend for 2019 to 83.0c. The proposed final dividend has been translated using the FRB Noon Buying Rate on 14 February 2020.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Link Asset Services (the ‘Registrars’). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (20% throughout 2019, increased to 25% effective 1 January 2020). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from the Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in the Republic of Ireland for tax purposes are not entitled to an exemption.

Holders of Ordinary Shares who wish to have their dividend paid direct to their bank account, by electronic funds transfer, can do so by logging on to www.signalshares.com, selecting CRH plc and registering for the share portal (the ‘Share Portal’). Shareholders should note that they will need to have their Investor Code (found on their share certificate), and follow the instructions online to register.

Alternatively shareholders can complete a paper dividend mandate form and submit it to the Registrars. A copy of the form can be obtained by logging onto the Registrar’s share portal and following the instructions as set out under Registrars on page 257. Tax vouchers will continue to be sent to the shareholder’s registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Pound Sterling and US Dollars to shareholders whose shares are not held in the CREST system (see page 249) and whose address, according to the Share Register, is in the UK and the US respectively, unless they require otherwise. In respect of the 2019 final dividend, the latest date for receipt of currency elections is 13 March 2020.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

	euro cent per Ordinary Share			Translated[1] into US cents per ADS
Years ended 31 December	Interim	Final	Total	Interim	Final	Total

2015	18.50	44.00	62.50	19.88	50.25	70.13

2016	18.80	46.20	65.00	20.91	50.80	71.71

2017	19.20	48.80	68.00	22.30	58.30	80.60

2018	19.60	52.40	72.00	23.05	58.69	81.74

2019	20.00	63.00(i)	83.00	21.90	68.29(i)	90.19

(i) Proposed.

1. At the FRB Noon Buying Rate on the date of payment.

CRH ANNUAL REPORT AND FORM 20-F I 2019	251

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

2010 Share Option Schemes

At the AGM held on 5 May 2010, shareholders approved the adoption of new share option schemes to replace the schemes which were approved in May 2000 (2000 share option schemes). Following the approval by shareholders of the 2014 Performance Share Plan (see below), no further awards will be granted under the 2010 Share Option Schemes. Consequently, the last award under the 2010 Share Option Schemes was made in 2013.

The 2010 Share Option Schemes were based on one tier of options with a single vesting test. The performance criteria for the 2010 Share Option Schemes was EPS-based. Vesting only occurred once an initial performance target had been reached and, thereafter, was dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee also considered the overall results of the Group.

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

At 27 February 2020, 1,463,688 Ordinary Shares have been issued1 pursuant to the 2010 Savings-related Share Option Schemes to date.

Share Participation Schemes

At the AGM on 13 May 1987, shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who have at least one year’s service may elect to participate in these Share Participation Schemes.

At 27 February 2020, 8,175,310 Ordinary Shares have been issued1 pursuant to the Share Participation Schemes.

2014 Performance Share Plan

The 2014 Performance Share Plan was approved by shareholders at the AGM on 7 May 2014. It replaces the 2010 Share Option Schemes and the 2006 Performance Share Plan. See the 2019 Directors’ Remuneration Report on page 88 for more details.

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

1. Whether by way of the allotment of new shares, the reissue of Treasury Shares or the purchase of Ordinary Shares.

252	CRH ANNUAL REPORT AND FORM 20-F I 2019

American Depositary Shares

Fees and charges payable by a

holder of ADSs

The Depositary collects fees for delivery and surrender of ADSs directly from investors or from intermediaries acting for them depositing shares or surrendering ADSs for the purpose of withdrawal.

The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Distribution of deposited securities by the Depositary to ADS registered holders

(A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)
Applicable Registration or Transfer fees	•	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable Expenses of the Depositary	•	Cable, telex and facsimile transmissions

	•	Converting foreign currency to US Dollars
Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Fees and direct/indirect

payments made by the

Depositary to the Company

Category of expense reimbursed to the Company	Amount reimbursed for the year ended

The Depositary has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2019 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of US$166,055. This table sets forth the category of expense that the Depositary has agreed to reimburse to the Company and the amounts reimbursed for the year ended 31 December 2019.

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

31 December 2019
US$
New York Stock Exchange listing fees	71,000
Investor relations expenses	94,108
Total	165,108
The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2019:
Category of expense waived or paid	Amount reimbursed for the year ended
directly to third parties	31 December 2019
US$
Printing, distribution and administration costs paid
directly to third parties in connection with US
shareholder communications and Annual General	947
Meeting related expenses in connection
with the American Depositary Share programme
Total	947

CRH ANNUAL REPORT AND FORM 20-F I 2019	253

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

Taxation of Dividends Paid to US Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from the Company. On the payment of dividends, the Company is obliged to withhold DWT. The statutory rate during 2019 was 20% (increased to 25% effective 1 January 2020) of the dividend payable. Dividends paid by the Company to a US tax resident individual will be exempt from DWT provided the following conditions are met:

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

254	CRH ANNUAL REPORT AND FORM 20-F I 2019

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

Additional US Federal Income Tax Considerations

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

CRH ANNUAL REPORT AND FORM 20-F I 2019	255

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

Marlux, part of CRH’s Building Products Division, contributed to a home makeover programme on Belgian television in 2019, supplying its Mosaic Victoria tiling solution to pave a back yard. The decorative yet durable tiles can be custom patterned for individual distributors.

256	CRH ANNUAL REPORT AND FORM 20-F I 2019

Memorandum and Articles of Association - continued

•	any proposal in which the Director is interested concerning the underwriting of Company shares, debentures or other securities;

•	any other proposal concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder or otherwise) provided that the Director is not the holder of 1% or more of the voting interest in the shares of such company; and

•	proposals concerning the modification of certain retirement benefits under which the Director may benefit and which have been approved or are subject to approval by the Irish Revenue Commissioners

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

CRH ANNUAL REPORT AND FORM 20-F I 2019	257

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

Electronic Proxy Voting

Shareholders may lodge a proxy form for the 2020 AGM electronically by accessing the Registrars’ website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the AGM.

Registrars

Enquiries concerning shareholdings should be addressed to the Registrars:

Link Asset Services,

P.O. Box 1110

Maynooth,

Co. Kildare,

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

Financial Calendar

Announcement of final results for 2019	28 February 2020

Ex-dividend date	12 March 2020

Record date for dividend	13 March 2020

Latest date for receipt of completed bank mandates	13 March 2020

Latest date for revocation of existing bank mandates	13 March 2020

Annual General Meeting	23 April 2020

Dividend payment date	28 April 2020

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

Rudus, part of CRH’s Europe Materials Division, is a leading manufacturer of stone-based building materials in Finland.

The Sammonmäki plant in Tuusula produces a range of concrete stair elements. With a dedicated product design team at the plant, Rudus ensures an efficient and seamless design and production process, delivering high-quality, tailored products to its customers.

260	CRH ANNUAL REPORT AND FORM 20-F I 2019

Principal Subsidiary Undertakings

as at 31 December 2019

Europe Materials

Incorporated and operating in		% held	Products and services

Belgium	Douterloigne N.V.	100	Concrete floor elements, pavers and blocks
	Ergon N.V.	100	Precast concrete and structural elements
	Oeterbeton N.V.	100	Precast concrete
	Prefaco N.V.	100	Precast concrete structural elements
	Schelfhout N.V.	100	Precast concrete wall elements
	VVM N.V.	100	Cement transport and trading, readymixed concrete, clinker grinding

	Northstone (NI) Limited (including Farrans	100	Aggregates, readymixed concrete, mortar, coated macadam,
	Construction Limited, Materials and Cubis divisions)		rooftiles, building and civil engineering contracting
	Premier Cement Limited	100	Marketing and distribution of cement
Britain &	Southern Cement Limited	100	Sale and distribution of cement
Northern Ireland	Tarmac Aggregates Limited	100	Aggregates, asphalt, readymixed concrete and contracting
	Tarmac Building Products Limited	100	Building products
	Tarmac Cement and Lime Limited	100	Cement and lime
	Tarmac Trading Limited	100	Aggregates, asphalt, cement, readymixed concrete and contracting

Czech Republic	Vapenka Vitosov s.r.o	75	Production of lime and lime products

Denmark	Betongruppen RBR A/S	100	Concrete paving manufacturer
	CRH Concrete A/S	100	Structural concrete products

Finland	Finnsementti Oy	100	Cement
	Rudus Oy	100	Aggregates, readymixed concrete and concrete products

	Eqiom	99.99	Aggregates, asphalt, cement and readymixed concrete
	L’industrielle du Béton S.A.*	100	Structural concrete products
France & La Réunion	Stradal	100	Utility and infrastructural concrete products
	Teralta Ciment Reunion*	82.94	Cement
	Teralta Granulat Beton Reunion*	93.35	Aggregates, readymixed concrete

	Fels Holding GmbH	100	Holding company
	Fels Netz GmbH	100	Logistics and owned railway infrastructure operator
Germany	Fels Vertriebs und Service GmbH & Co. KG.	100	Lime and limestone, development of new products
	Fels-Werke GmbH	100	Production and sale of lime and limestone
	Opterra GmbH	100	Cement

Hungary	CRH Magyarország Kft.	100	Cement and readymixed concrete
	Ferrobeton Beton-és Vasbetonelem gyártó Zrt.	100	Precast concrete structural elements

	Clogrennane Lime Limited	100	Burnt and hydrated lime
	Irish Cement Limited	100	Cement
Ireland	Roadstone Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing

	Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements
Netherlands	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates
	Heembeton B.V.	100	Precast concrete structural elements
	Dycore B.V.	100	Concrete flooring elements

Philippines (i)	Republic Cement & Building Materials, Inc.	40	Cement
	Republic Cement Land & Resources Inc.	40	Cement and Building Materials

	Przedsiebiorstwo Produkcji Mas Betonowych	90.30	Readymixed concrete
	Bosta Beton Sp. z o.o.
	Drogomex Sp. z o.o.*	100	Asphalt and contract surfacing
Poland	Cement Ożarów S.A.	100	Cement
	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
	Trzuskawica S.A.	100	Production of lime and lime products

CRH ANNUAL REPORT AND FORM 20-F I 2019	261

Europe Materials - continued

Incorporated and operating in		% held	Products and services

Romania	CRH RMX & Agregate S.R.L.	98.61	Readymixed concrete
	CRH Ciment (Romania) S.A.	98.61	Cement
	Elpreco S.A.	100	Architectural concrete products
	Ferrobeton Romania SRL	100	Structural concrete products

Russia	LLC Fels Izvest	100	Production of lime and lime products

Serbia	CRH (Srbija) d.o.o.	100	Cement

Slovakia	CRH (Slovensko) a.s.	99.78	Cement and readymixed concrete

Spain	Beton Catalan S.A.	100	Readymixed concrete
	Cementos Lemona S.A.	98.75	Cement

Switzerland	JURA-Holding AG	100	Cement, aggregates and readymixed concrete

	LLC Cement*	100	Cement and clinker grinding
Ukraine	PJSC Mykolaivcement	100	Cement
	Podilsky Cement PJSC	100	Cement

(i)	55% economic interest in the combined Philippines business (see note 33 to the Consolidated Financial Statements).

262	CRH ANNUAL REPORT AND FORM 20-F I 2019

Principal Subsidiary Undertakings - continued

as at 31 December 2019

Americas Materials

Incorporated and operating in		% held	Products and services

Brazil	CRH Brasil Participações S.A.	100	Holding company
	CRH Sudeste Indústria de Cimentos S.A	100	Cement

Canada	CRH Canada Group Inc.	100	Aggregates, asphalt, cement and readymixed concrete and provider of construction services

	Ash Grove Cement Company	100	Aggregates, readymixed concrete and cement
	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed
			concrete and related construction activities
	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities
	Mulzer Crushed Stone	100	Aggregates, asphalt, readymixed concrete, aggregates
			distribution and related construction activities
	CRH Americas Materials, Inc. and subsidiaries	100	Holding company
	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
United States	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	P.J. Keating Company	100	Aggregates, asphalt and related construction activities
	Preferred Materials, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates
			distribution and related construction activities
	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	Suwannee American Cement Company, LLC	80	Cement
	Tilcon Connecticut Inc.	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	Tilcon New York Inc.	100	Aggregates, asphalt and related construction activities
	The Shelly Company	100	Aggregates, asphalt, readymixed concrete
			and related construction activities
	Trap Rock Industries, LLC*	60	Aggregates, asphalt and related construction activities
	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

CRH ANNUAL REPORT AND FORM 20-F I 2019	263

Building Products

Incorporated and operating in		% held	Products and services

Australia	Ancon Building Products Pty Ltd	100	Construction accessories
	Cubis Systems Australia Pty Ltd*	100	Supplier of access chambers and ducting products

	Plakabeton N.V.	100	Construction accessories
Belgium	Marlux N.V.	100	Concrete paving and landscaping products
	Stradus Infra N.V.	100	Concrete paving and landscaping products

Britain &	Ancon Limited	100	Construction accessories
Northern Ireland
	Oldcastle BuildingEnvelope™ Canada, Inc.	100	Custom fabricated and tempered
			glass products and curtain wall
Canada	Oldcastle Building Products Canada, Inc. (trading as Abbotsford	100	Specialty masonry, hardscape and patio
	Concrete Products, Techniseal, Expocrete Concrete Products,		products, utility boxes and trench systems
	Groupe Permacon, Oldcastle Enclosure Solutions)

France	Plaka Group France S.A.S.	100	Construction accessories

Germany	EHL AG	100	Concrete paving and landscape walling products
	Halfen GmbH	100	Construction accessories

Ireland	Cubis Systems Limited	100	Supplier of access chambers and ducting products

Netherlands	Struyk Verwo Groep B.V.	100	Concrete paving products

Poland	Polbruk S.A.	100	Concrete paving products

Slovakia	Premac, spol. s.r.o.*	100	Concrete paving and floor elements

Switzerland	F.J. Aschwanden AG*	100	Construction accessories

	MoistureShield, Inc.	100	Composite building products
	CRH Americas Products, Inc.	100	Holding company
	CRH America, Inc.	100	Holding company
	CRH America Finance, Inc.	100	Holding company
	C.R. Laurence Co., Inc.	100	Fabrication and distribution of custom
			hardware products for the glass industry
	Meadow Burke, LLC	100	Concrete accessories
	CRH Americas, Inc.	100	Holding company
	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products)	100	Specialty masonry, hardscape and patio products
United States	Oldcastle APG South, Inc. (trading principally as Adams	100	Specialty masonry, hardscape and patio products
	Products, Georgia Masonry Supply, Northfield Block Company,
	Anchor Block, Allied Concrete Company and Oldcastle Coastal)
	Oldcastle APG West, Inc. (trading principally as Amcor Masonry	100	Specialty masonry and stone products,
	Products, Central Pre-Mix Concrete Products, Jewell Concrete,		hardscape and patio products
	and Sierra Building Products and Superlite Block)
	Oldcastle APG, Inc.	100	Holding company
	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass
	Oldcastle Building Products, Inc.	100	Holding company
	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone
	Oldcastle Infrastructure, Inc.	100	Precast concrete products, concrete pipe,
			prestressed plank and structural elements

264	CRH ANNUAL REPORT AND FORM 20-F I 2019

Principal Equity Accounted Investments

as at 31 December 2019

Europe Materials

Incorporated and operating in		% held	Products and services

China	Jilin Yatai Group Building Materials Investment Company Limited*	26	Cement

Ireland	Kemek Limited*	50	Commercial explosives

Americas Materials

	Blackbird Infrastructure 407 General Partnership*	50	Special-purpose entity on highway infrastructure construction
	Blackbird Maintenance 407 General Partnership*	50	Construction
	Blackbird Constructors 407 General Partnership*	50	Construction
Canada	Blackbird Infrastructure 407 CRH GP Inc*	50	Special-purpose entity on highway infrastructure construction
	Mosaic Transit Partners General Partnership*	33	Special-purpose entity on Ontario infrastructure construction
	Mosaic Transit Constructors General Partnership*	33	Construction

	American Asphalt of West Virginia, LLC*	50	Asphalt and related construction activities
	Buckeye Ready Mix, LLC*	45	Readymixed concrete
United States	Cadillac Asphalt, LLC*	50	Asphalt
	Piedmont Asphalt, LLC*	50	Asphalt
	Southside Materials, LLC*	50	Aggregates

*   Audited by firms other than Ernst & Young

Pursuant to Sections 314-316 of the Companies Act, 2014, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company’s Annual Return to be filed in the Companies Registration Office in Ireland.

CRH’s Building Products Division acquired Filoform B.V. in May 2019. The business, which is headquartered in

Geldermalsen in the Netherlands, manufactures components and systems for network infrastructure solutions and exports to over 40 countries.

266	CRH ANNUAL REPORT AND FORM 20-F I 2019

Exhibits

The following documents are filed in the SEC’s EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website.

1.	Memorandum and Articles of Association.*

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.**

2.2	Description of securities registered under Section 12 of The Exchange Act.

8.	Listing of principal subsidiary undertakings and equity accounted investments (included on pages 260 to 264 of this Annual Report and Form 20-F).

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.***

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Governance Appendix.

15.3	Letter from Ernst & Young, dated 6 March 2020, regarding the Change in Certifying Accountant.

16.	Disclosure of Mine Safety and Health Administration (MSHA) Safety Data.

101.	eXtensible Business Reporting Language (XBRL).

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2018 that was filed by the Company on 8 March 2019.

**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.

***	Furnished but not filed.

The total amount of long-term debt of the Registrant and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of CRH plc and its subsidiaries on a consolidated basis.

The Company agrees to furnish copies of any such instrument to the SEC upon request.

CRH ANNUAL REPORT AND FORM 20-F I 2019	267

Cross Reference to Form 20-F Requirements

This table has been provided as a cross reference from the information included in this Annual Report and Form 20-F to the requirements of this 20-F.

			Page
PART I

Item 1.	Identity of Directors, Senior Management and Advisors		n/a

Item 2.	Offer Statistics and Expected Timetable		n/a

Item 3.	Key Information

	A	- Selected Financial Data	224

	B	- Capitalisation and Indebtedness	n/a

	C	- Reasons for the Offer and Use of Proceeds	n/a

	D	- Risk Factors	233

Item 4.	Information on the Company

	A	- History and Development of the Company	2, 3, 35, 37, 245

	B	- Business Overview	32, 38, 244

	C	- Organisational Structure	245

	D	- Property, Plants and Equipment	230

Item 4A.	Unresolved Staff Comments		None

Item 5.	Operating and Financial Review and Prospects

	A	- Operating Results	10, 30, 225

	B	- Liquidity and Capital Resources	33, 34, 37, 177, 229

	C	- Research and Development, Patents and Licences, etc.	245

	D	- Trend Information	10, 33

	E	- Off-Balance Sheet Arrangements	229

	F	- Tabular Disclosure of Contractual Obligations	229

	G	- Safe Harbor	103

Item 6.	Directors, Senior Management and Employees

	A	- Directors and Senior Management	56

	B	- Compensation	74

	C	- Board Practices	60

	D	- Employees	245

	E	- Share Ownership	99, 248, 249, 251

Item 7.	Major Shareholders and Related Party Transactions

	A	- Major Shareholders	72, 248

	B	- Related Party Transactions	206

	C	- Interests of Experts and Counsel	n/a

Item 8.	Financial Information

	A	- Consolidated Statements and Other Financial Information	128–215

		- Legal Proceedings	245

		- Dividends	250

	B	- Significant Changes	245

Item 9.	The Offer and Listing

	A	- Offer and Listing Details	248

	B	- Plan of Distribution	n/a

	C	- Markets	248

	D	- Selling Shareholders	n/a

	E	- Dilution	n/a

	F	- Expenses of the Issue	n/a

			Page

Item 10.	Additional Information

	A	- Share Capital	n/a

	B	- Memorandum and Articles of Association	255

	C	- Material Contracts	None

	D	- Exchange Controls	257

	E	- Taxation	253

	F	- Dividends and Paying Agents	n/a

	G	- Statements by Experts	n/a

	H	- Documents on Display	257

	I	- Subsidiary Information	260

Item 11.	Quantitative and Qualitative Disclosures about Market Risk		229

Item 12.	Description of Securities Other than Equity Securities

	A	- Debt Securities	n/a

	B	- Warrants and Rights	n/a

	C	- Other Securities	n/a

	D	- American Depositary Shares	252

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies		None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None

Item 15.	Controls and Procedures		127, 242

Item 16A.	Audit Committee Financial Expert		57, 58, 59

Item 16B.	Code of Ethics		72

Item 16C.	Principal Accountant Fees and Services		64, 73, 153, 257

Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		249

Item 16F.	Change in Registrant’s Certifying Accountant		243

Item 16G.	Corporate Governance		242

Item 16H.	Mine Safety Disclosures		230

PART III

Item 17.	Financial Statements		n/a

Item 18.	Financial Statements		128–215

Item 19.	Exhibits		266

268	CRH ANNUAL REPORT AND FORM 20-F I 2019

Our Products and Services Locations

	Cement	Aggregates	Lime	Readymixed	Asphalt	Paving &
				Concrete		Construction

Australia

Austria

Belgium

Brazil

Canada

China[1]

Czech Republic

Denmark

Estonia

Finland

France

Germany

Hungary

Ireland

Italy

Malaysia

Netherlands

Norway

Philippines

Poland

Romania

Russia

Serbia

Slovakia

Spain

Sweden

Switzerland

Ukraine

United Kingdom

United States

1. Includes the Group’s equity accounted investments.

CRH ANNUAL REPORT AND FORM 20-F I 2019	269

Infrastructural	Architectural	Glass & Glazing	Custom Glazing	Construction	Network Access
Concrete	Products	Systems	Hardware	Accessories	Products
Products

270	CRH ANNUAL REPORT AND FORM 20-F I 2019

Index

A
Accounting Policies	133
Acquisitions Committee	72
American Depositary Shares	252
Americas Materials	40
Annual General Meeting	105
Audit Committee	64
Auditors (Directors’ Report)	104
Auditor’s Remuneration	64, 153, 220
Auditor’s Report, Independent (US)	125

B
Balance Sheet
- Consolidated	130
Balanced Portfolio	12
Board Approval of Financial Statements (note 36)	206
Board Committees	72
Board Effectiveness	70
Board of Directors	56
Board Responsibilities	71
Building Products	48
Business and Non-Current Asset Disposals (note 6)	154
Business Combinations (note 32)	141, 201
Business Model	16
Business Overview	32
Business Performance	30

C
Capital and Financial Risk Management (note 24)	182
Cash and Cash Equivalents (note 25)	142, 186
Cash Flow, Operating	19
Cash Flow Statement, Consolidated	132

Chairman’s Introduction	4
Chief Executive’s Review	10
Communications with Shareholders	73
Company Secretary	73
Compliance and Ethics	72
Contractual Obligations	229
Corporate Governance Practices	242
Corporate Governance Report	60
Cost Analysis (note 4)	152
CREST	249

D
Debt, Analysis of Net (note 23)	177
Deferred Income Tax
- expense (note 12)	137, 160
- assets and liabilities (note 29)	137, 191
Depreciation
- cost analysis (note 4)	152
- property, plant and equipment (note 15)	140, 164
- segment analysis (note 2)	147
Derivative Financial Instruments (note 27)	142, 188
Directors’ Emoluments and Interests (note 8)	155, 221
Directors’ Interests in Share Capital	99
Directors’ Remuneration Report	74
Directors’ Report	102
Directors’ Responsibilities, Statement of	105
Directors’ Share Options	92
Discontinued Operations (note 3)	150
Dividend Payments (Shareholder Information)	102, 250
Dividend per Share	1
Dividends (note 13)	143, 162

E
Earnings per Ordinary Share (note 14)	163
Employees, Average Number (note 7)	155
Employment Costs (note 7)	155
End-use Exposure	12
Equity Accounted Investments’ Profit, Share of (note 11)	160
Europe Materials	44
Events After the Balance Sheet Date (note 35)	206
Exchange Rates	144
Exhibits	266

F
Finance Committee	72
Finance Costs and Finance Income (note 10)	159
Finance Director’s Review	33
Financial Assets (note 17)	169
Financial Calendar	257
Financial Statements, Consolidated	128
Foreign Currency Translation	113, 241
Frequently Asked Questions	257

G
Global Business	2
Going Concern	104
Governance	54
Greenhouse Gas Emissions	18
Guarantees (note 26)	187

H
Health and Safety	18

CRH ANNUAL REPORT AND FORM 20-F I 2019	271

I
Inclusion and Diversity	18, 61
Income Statement, Consolidated	128
Income Tax Expense (note 12)	160
Intangible Assets (note 16)	141, 166
Inventories (note 18)	142, 170
Investor Relations Activities	73

K
Key Components of 2019 Performance	33
KPIs, Financial	19
KPIs, Non-Financial	18

L
Leases (note 22)	133, 141, 175
Listing Rule 9.8.4C	103
Loans and Borrowings, Interest-Bearing (note 26)	142, 186

M
Measuring Performance	18
Memorandum and Articles of Association	73, 255

N
Nomination & Corporate Governance Committee	68
Non-controlling Interests (note 33)	205
Non-GAAP Performance Measures	225
Notes on Consolidated Financial Statements	145

O
Operating Costs (note 4)	152

P
Pensions, Retirement Benefit Obligations (note 30)	136, 192
Principal Equity Accounted Investments	264
Principal Subsidiary Undertakings	260
Profit on Disposals (note 6)	154
Property, Plant and Equipment (note 15)	140, 164
Property, Plants and Equipment	230
Provisions for Liabilities (note 28)	136, 190
Proxy Voting, Electronic	257

R
Registrars	257
Regulatory Information	103
Related Party Transactions (note 34)	206
Remuneration Committee	88
Reserves, Mineral	231
Retirement Benefit Obligations (note 30)	136, 192
Return on Net Assets (RONA)	19, 226, 228
Revenue (note 1)	145
Risk Governance	26
Risk Management and Internal Control	104, 242
Risk Factors	233

S
Safety, Environment & Social Responsibility Committee	20, 60, 244
Sector Exposure and End-Use
- Americas Materials	40
- Europe Materials	44
- Building Products	48
Segment Information (note 2)	139, 147
Selected Financial Data	224
Senior Independent Director	57

Share-based Payments (note 9)	140, 156
Share Capital and Reserves (note 31)	143, 198
Share Options
- Directors	92
- Employees (note 9)	156
Share Price Data	248
Shareholder Communication	73
Shareholdings as at 31 December 2019	72, 248
Statement of Changes in Equity, Consolidated	131
Statement of Comprehensive Income, Consolidated	129
Statement of Directors’ Responsibilities	105
Stock Exchange Listings	72, 248
Strategy	14
Substantial Holdings	72
Supplemental Guarantor Information (note 37)	207
Sustainability	20

T
Total Shareholder Return (TSR)	8, 19
Trade and Other Payables (note 20)	173
Trade and Other Receivables (note 19)	170

V
Volumes, Annualised
- Americas Materials	41
- Europe Materials	45

W
Website	73, 257
Working Capital and Provisions for Liabilities, Movement in (note 21)	174

272	CRH ANNUAL REPORT AND FORM 20-F I 2019

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company

(Registrant)

/s/ S. Murphy
By:

Senan Murphy
Group Finance Director

Dated: 6 March 2020

RECYCLED
Paper made from recycled material
FSC™ C101537

Designed and produced by Paragon-CC. Printed by Buchdruckerei Lustenau (BuLu).

CRH plc

Stonemason’s Way

Rathfarnham

Dublin 16

D16 KH51

Ireland

Telephone: +353 1 404 1000

E-mail: mail@crh.com

Website: www.crh.com

Registered Office

42 Fitzwilliam Square

Dublin 2

D02 R279

Ireland

Telephone: +353 1 634 4340

E-mail: crh42@crh.com

Cover image: Oldcastle Infrastructure, part of CRH’s Building Products Division, designed bespoke floating concrete slabs for a Los Angeles Metro Rail project in California. The slabs reduce vibration and noise from trains passing under the Walt Disney Concert Hall. When complete, over 500 slabs will support a section of track around three-quarters of a mile long.
CRH® is a registered trade mark of CRH plc.